Form 20-F
period 2005-12-31
Ternium S.A.
filed 2006-06-30
CIK 1342874

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-32734

TERNIUM S.A.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

46a, Avenue John F. Kennedy – 2nd floor

L-1855 Luxembourg

(Address of registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares, par value USD1.00 per share	New York Stock Exchange*

*	Ordinary shares of Ternium S.A. are not listed for trading but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,396,551,886 ordinary shares, par value USD1.00 per share (1)

(1)	Following consummation of the registrant’s initial public offering on February 6, 2006, the outstanding shares were 2,004,743,442.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes   ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer  ☐    Accelerated Filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes   ☐    No  ☒

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J.P. Mitrani Bruchou, Fernández Madero, Lombardi & Mitrani Ing. Butty 275, 12th Floor C1001AFA - Buenos Aires, Argentina (54-11) 5288-2300	Carlos J. Spinelli-Noseda, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

i

CERTAIN DEFINED TERMS

In this annual report, unless otherwise specified or if the context so requires:

•	References to “the Company”, “we”, “us” or “our” are exclusively to Ternium S.A., a joint stock corporation (société anonyme holding) organized under the laws of the Grand Duchy of Luxembourg;

•	References to “Ternium” refer to the flat and long steel manufacturing, processing and distribution businesses of various companies under the common control of San Faustín N.V. As part of a corporate reorganization, these companies were reorganized as our subsidiaries. See notes 1 and 2 to our combined consolidated financial statements included elsewhere in this annual report and Item 4. “Information on the Company—History and Corporate Organization”;

•	References to “Siderar” are to Siderar S.A.I.C., a corporation (sociedad anónima industrial y comercial) organized under the laws of the Republic of Argentina (“Argentina”);

•	References to “Amazonia” refer to Consorcio Siderurgia Amazonia Ltd., a holding company organized under the laws of the Cayman Islands;

•	References to “Sidor” are to Sidor C.A., a corporation (compañía anónima) organized under the laws of the Bolivarian Republic of Venezuela (“Venezuela”);

•	References to “Hylsamex” are to Hylsamex, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States (“Mexico”);

•	References to “Ylopa” are to Ylopa Serviços de Consultadoría Lda., a company established under the laws of Portugal and registered in the Madeira Free Zone;

•	References to “the Ternium companies” are to Ternium’s manufacturing subsidiaries, namely Siderar, Sidor and Hylsamex and their respective subsidiaries;

•	References to “Usiminas” are to Usinas Siderurgicas de Minas Gerais S/A—USIMINAS, a company organized under the laws of Brazil and a shareholder of the Company;

•	References to “Tenaris” are to Tenaris S.A., a joint stock corporation (société anonyme holding) organized under the laws of Luxembourg and a shareholder of the Company that holds the Techint Group’s interests in steel pipe manufacturing, processing and distribution;

•	References to “ISL” are to Inversora Siderurgica Limited, a company organized under the laws of Gibraltar and the Company’s principal shareholder;

•	References to “San Faustín” are to San Faustín N.V., a corporation organized under the laws of the Netherlands Antilles and the Company’s indirect controlling shareholder;

•	References to the “Techint Group” are to an international group of companies with operations in the steel, energy, engineering, construction and public service sectors over which San Faustín exercises either control or significant influence; and

•	References to the “Techintrade Commercial Network,” the “Techintrade Network” or “Techintrade” are to an international group of companies that markets and provides worldwide distribution services for products offered primarily by Ternium.

•	References to “ADSs” are to the American Depositary Shares which are evidenced by American Depositary Receipts;

•	References to “tons” are to metric tons.; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons;

•	References to “billions” are to thousands of millions, or 1,000,000,000.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our combined consolidated financial statements in conformity with International Financial Reporting Standards, or IFRS. IFRS differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. See note 36 to our audited combined consolidated financial statements included in this annual report, which provide a description of the principal differences between IFRS and U.S. GAAP as they relate to the Company and a reconciliation of net income and shareholders’ equity for the years and at the dates indicated.

Our audited combined consolidated financial statements at, and for the year ended December 31, 2005 included in this annual report consolidate at December 31, 2005, and for the year then ended, combine and consolidate, in addition to the consolidated results and other financial data of each of Siderar, Ylopa and Techintrade, the results and other financial data of Amazonia and Hylsamex, which companies came under the control of San Faustín on February 15, 2005 and August 22, 2005, respectively. As a result of the consolidation of Amazonia’s and Hylsamex’s results and other financial data, Ternium’s results and other financial data for the year ended December 31, 2005 varied significantly from the results and other financial data for the years ended December 31, 2004 and 2003. For a list of our subsidiaries, see notes 1 (b) and 2 to our audited combined consolidated financial statements included in this annual report. For comparative purposes, the audited combined consolidated financial statements of Ternium as of December 31, 2004 and 2003 and for the years then ended included in this annual report combine and consolidate the results and other financial data of each of Siderar, Ylopa and Techintrade, and recognize the investment in Amazonia under the equity method, as of each such dates and for each of the years then ended, on the basis that such companies were under the common control of San Faustín as of each such dates and for each such years. The effect of this presentation is to show the combined historical results, financial condition and other data of the various companies under the common control of San Faustín as though these companies had been our subsidiaries at the dates and during the periods presented. For more information, see notes 1, 2 and 3 to our audited combined consolidated financial statements included in this annual report.

Currencies

In this annual report, unless otherwise specified or the context otherwise requires:

•	“dollars”, “U.S. dollars” or “USD” each refers to the United States dollar;

•	“€”, “EUR” or “euros” each refers to the Euro;

•	“Argentine pesos” or “ARP” each refers to the Argentine peso;

•	“Venezuelan bolívares” or “VEB” each refers to the Venezuelan bolívar; and

•	“Mexican pesos” or “MXN” each refers to the Mexican peso.

On December 30, 2005, the exchange rate between the Argentine peso and the U.S. dollar (as published by Banco Central de la República Argentina, or the Argentine Central Bank), was ARP3.032=USD1.00; the noon buying rate for the Venezuelan bolívar as certified for customs purposes by the Federal Reserve Bank of New York was VEB2,144.60=USD1.00; and the noon buying rate for the Mexican peso as published by the Federal Reserve Bank of New York was MXN10.63=USD1.00. Those rates may differ from the actual rates used in preparation of Ternium’s combined consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that the U.S. dollars could have been or could be converted into any of these currencies.

Rounding; Comparability of Data

Certain monetary amounts, percentages and other figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our Internet Site is Not Part of This Annual Report

We maintain an Internet site at www.ternium.com. Information contained in or otherwise accessible through this website is not a part of this annual report. All references in this annual report to these Internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your informational reference only. We assume no responsibility for the information contained on these sites.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This annual report and other oral and written statements made by us to the public contain “forward-looking statements” within the meaning of and subject to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. This annual report contains forward-looking statements with respect to certain of our plans and current goals and expectations relating to Ternium’s future financial condition and performance.

Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, Item 3. “Key Information,” Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosure About Market Risk.”

We use words such as “aim,” “will likely result,” “will continue,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to Ternium’s business discussed under “Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to successfully implement our business strategy;

•	our ability to successfully integrate the operations of Hylsamex into the operations of Ternium;

•	uncertainties about the degree of growth in the number of consumers in the markets in which Ternium operates and sells its products;

•	the impact of existing and new competitors in the markets in which Ternium competes, including competitors that may effect Ternium’s customer mix, profitability and revenue and/or offer less expensive products and services, desirable or innovative products, or have extensive resources or better financing;

•	other factors or trends affecting the flat and long steel industry generally and our financial condition in particular;

•	general economic and political conditions in the countries in which Ternium operates or other countries which have an impact on Ternium’s business activities or investments;

•	the monetary and interest rate policies of the countries in which Ternium operates;

•	inflation or deflation in the countries in which Ternium operates;

•	unanticipated volatility in interest rates;

•	foreign exchange rates;

•	the performance of the financial markets globally and in the countries in which Ternium operates;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in the countries in which Ternium operates;

•	regional or general changes in asset valuations; and

•	raw material and energy price increases or difficulties in acquiring raw materials or energy supply cut-offs.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect Ternium’s financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected combined consolidated financial data set forth below have been derived from our audited combined consolidated financial statements for each of the years and at the dates indicated. Our combined consolidated financial statements were prepared in accordance with IFRS and were audited by Price Waterhouse & Co. S.R.L., Argentina, an independent registered public accounting firm and a member firm of PricewaterhouseCoopers. IFRS differ in certain significant respects from U.S. GAAP. See note 36 to our audited combined consolidated financial statements included in this annual report, which provide a description of the principal differences between IFRS and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the years and at the dates indicated therein.

The audited combined consolidated financial statements of Ternium as of December 31, 2005 and for the year then ended included in this annual report combine and consolidate, in addition to the consolidated results and other financial data of each of Siderar, Ylopa and Techintrade, the results and other financial data of Amazonia and Hylsamex, which companies came under the control of San Faustín on February 15, 2005 and on August 22, 2005, respectively. As a result of the consolidation of Amazonia’s and Hylsamex’s results and other financial data, Ternium’s results and other financial data for the year ended December 31, 2005 vary significantly from the results and other financial data for the years ended December 31, 2004 and 2003. The audited combined consolidated financial statements of Ternium as of December 31, 2004 and 2003 and for the years then ended included in this annual report combine and consolidate the results and other financial data of each of Siderar, Ylopa and Techintrade, and recognize the investment in Amazonia under the equity method, as of each such dates and for each of the years then ended, on the basis that such companies were under the common control of San Faustín as of each such dates and for each such years. The effect of this presentation is to show the combined historical results, financial condition and other data of the various companies under the common control of San Faustín as though these companies had been our subsidiaries at the dates and during the years presented. For more information, see notes 1, 2 and 3 to our audited combined consolidated financial statements included in this annual report. For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, see “Presentation of Certain Financial and Other Information—Accounting Principles” and “Currencies.”

In thousands of U.S. dollars (except number of shares and per share data)	For the year ended December 31,
	2005	2004	2003
Selected combined consolidated income statement data

IFRS
Net sales	4,447,680	1,598,925	1,056,566
Cost of sales	(2,470,844)	(965,004)	(671,720)

Gross profit	1,976,836	633,921	384,846
General and administrative expenses	(269,231)	(58,428)	(51,557)
Selling expenses	(251,962)	(60,524)	(62,786)
Other operating expenses, net	(63,482)	(798)	(5,721)

Operating income	1,392,161	514,171	264,782

Financial (expenses) income, net	(310,736)	202,289	75,606
Excess of fair value of net assets acquired over cost	188,356	—	—
Equity in earnings of associated companies	21,524	209,201	110,250

Income before income tax expense	1,291,305	925,661	450,638
Income tax expense	(218,492)	(177,486)	(94,087)

Net income for the year(1)	1,072,813	748,175	356,551
Attributable to:
Equity holders of the Company	704,406	457,339	218,215
Minority interest	368,407	290,836	138,336

	1,072,813	748,175	356,551

Depreciation and amortization	316,405	99,192	85,479
Weighted average number of shares outstanding(2)	1,209,476,609	1,168,943,632	1,168,943,632
Basic earnings per share for profit attributable to the equity holders of the Company during the year(2)	0.58	0.39	0.19
Diluted earnings per share for profit attributable to the equity holders of the Company during the year (3)	0.54	0.39	0.19

U.S. GAAP
Net sales	4,447,680	1,598,925	1,056,566
Net income for the year(4)	559,305	424,655	264,173
Weighted average number of shares outstanding(2)	1,209,476,609	1,168,943,632	1,168,943,632
Basic earnings per share for profit attributable to the equity holders of the Company during the year(2)	0.46	0.36	0.23
Diluted earnings per share for profit attributable to the equity holders of the Company during the year(3)	0.43	0.36	0.23

(1)	For IFRS purposes, net income for the year is shown gross of the interest of minority shareholders in controlled subsidiaries. The portion of net income attributable to the equity holders of the Company and to minority shareholders is disclosed separately. Under U.S. GAAP, net income for the year is shown net of minority interest.
(2)	As described in note 1 to our audited combined consolidated financial statements, in October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.5 million, represented by 1,396,551,886 shares of USD1.00 nominal value each.

Ternium’s combined earnings per share for the year ended December 2004 and 2003 have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in each of the periods presented. For fiscal year 2005, the weighted average of shares outstanding totaled 1,209,476,609 shares.

(3)	Diluted earnings per share have been calculated giving effect to the conversion of the Subordinated Convertible Loans. See note 35(a) to our audited combined consolidated financial statements.
(4)	We are not presenting net income from continuing operations since it is identical to net income for all periods presented.

In thousands of U.S. dollars (except number of shares and per share data)	At December 31,
	2005	2004	2003
Selected combined consolidated balance sheet data

IFRS
Non-current assets	6,116,423	1,728,410	1,610,810
Property, plant and equipment, net	5,463,871	1,244,691	1,275,699
Other non-current assets(1)	652,552	483,719	335,111
Current assets	2,543,558	918,220	576,078
Cash and cash equivalents	765,630	194,875	129,020
Other current assets	1,777,928	723,345	447,058

Total assets	8,659,981	2,646,630	2,186,888

Capital and reserves attributable to the Company’s equity holders(2)	1,842,454	1,026,725	701,821
Minority interest	1,733,465	745,126	550,264

Non-current liabilities	3,690,629	359,510	677,649
Borrowings	2,399,878	1,008	283,914
Deferred income tax	1,048,188	337,473	374,907
Other non-current liabilities	242,563	21,029	18,828

Current liabilities	1,393,433	515,269	257,154
Borrowings	516,399	121,998	80,238
Other current liabilities	877,034	393,271	176,916

Total liabilities	5,084,062	874,779	934,803
Total equity and liabilities	8,659,981	2,646,630	2,186,888

Number of shares outstanding(3)	1,396,551,886	1,168,943,632	1,168,943,632

U.S. GAAP
Total assets	7,938,086	2,115,271	1,201,734
Non-current liabilities	3,699,842	44,647	311,054
Total shareholders’ equity	1,436,638	954,255	382,703

(1)	As of December 31, 2005, includes USD399.7 million of goodwill related to the acquisition of Hylsamex. See note 3(a) to our audited combined financial statements.
(2)	The Company’s common stock as of December 31, 2005, 2004 and 2003 was represented by 1,396,551,886, 1,168,943,632 and 1,168,943,632, par value USD1.00 per share, for a total amount of USD1,396.5 million, USD1,168.9 million and USD1,168.9 million, respectively.
(3)	As described in note 1 to our audited combined consolidated financial statements, in October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.5 million, represented by 1,396,551,886 shares of USD1.00 nominal value per share.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations, which could in turn affect the price of the Company’s shares and ADSs.

Risks Relating to the Steel Industry

The demand for Ternium’s products is cyclical.

The steel industry is highly cyclical in nature and is characterized by intense competition. The financial condition and results of operations of steel companies are generally affected by various factors, including fluctuations in gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control. The demand for and prices of Ternium’s products are directly affected by these fluctuations. For example, the Ternium companies depend on construction activity within their primary markets for a large proportion of their sales. Construction activity is cyclical and significantly affected by changes in global and local economic conditions. A prolonged recession in the construction sector, or in any of the other industry sectors that purchase Ternium’s products, in Argentina, Venezuela or Mexico, where most of Ternium’s operations are conducted and domestic sales are targeted, could result in a significant decrease in Ternium’s operational and sales performance. In addition, like other manufacturers of steel-related products, the Ternium companies have fixed and semi-fixed costs that cannot adjust rapidly to fluctuations in the demand for their products. If demand for Ternium’s products falls significantly, the impossibility of rapidly adjusting these costs could adversely affect Ternium’s profitability.

Like other steel companies, Ternium is vulnerable to events affecting the steel industry as a whole, such as imbalances between supply and demand. For example, the impact of new production facilities could result in imbalances between supply and demand. Moreover, due to high start-up costs, the economics of operating a steel mill continuously could encourage mill operators to maintain high levels of output, even in times of low demand, which exacerbates the pressures on industry profit margins. Although the demand for steel has grown in recent years, the world steel industry has been affected in the past by generally sluggish demand and substantial excess worldwide steel production. As a result of the general excess capacity in the industry, the world steel industry was subject to substantial downward pricing pressure, which negatively impacted the results of steel companies in the second half of 2000 and the entire year of 2001. For example, as a result of these adverse trends, Sidor experienced significant financial losses and consequently restructured its debt in 2000 and again in 2003. International steel prices generally improved beginning in 2003. However, this new period of high prices for steel has encouraged reactivation of and investment in production capacity, and, consequently, oversupply has led to a decline in steel prices beginning in the last quarter of 2004 and continuing through 2005. Nevertheless, prices in 2005 reached generally higher levels than those prevailing in 2001 through 2003. In the first quarter of 2006, the steel prices began to recover. If an event occurs that has a negative effect on the steel industry, such as excess production capacity or increased competition in the main steel markets, Ternium’s ability to expand sales and increase production in general will be constrained, and as a result, it may not be able to maintain its recent rate of growth in revenues. Furthermore, due to the highly cyclical nature of the steel industry, recent results may not be indicative of future performance, and historical results may not be comparable to future results. Investors should not rely on the results of a single period, particularly a period of peak prices, as an indication of Ternium’s annual results or future performance.

Demand for Ternium’s products could decline as a result of fluctuations in Ternium’s customers’ inventory levels which could, in turn, cause a decline in Ternium’s sales and revenue.

Inventory levels of steel products held by companies that purchase Ternium’s products can vary significantly from period to period. These fluctuations can temporarily affect the demand for Ternium’s products, as customers draw from existing inventory during periods of low investment in construction and the other industry sectors that purchase Ternium’s products and accumulate inventory during periods of high investment and, as a result, these companies may not purchase additional steel products or maintain their current purchasing volume. Accordingly, Ternium may not be able to increase or maintain its current levels of sales volumes or prices.

Price fluctuations or shortages in the supply of raw materials and energy could adversely affect Ternium’s profits.

Like other manufacturers of steel-related products, Ternium’s operations require substantial amounts of raw materials and energy from domestic and foreign suppliers. In particular, the Ternium companies consume large quantities of iron ore, scrap, ferroalloys, electricity, coal, natural gas, oxygen and other gases in operating their blast and electric furnaces. The availability and price of a significant portion of the raw materials and energy Ternium requires are subject to market conditions and government regulation affecting supply and demand. For example, shortages of natural gas in Argentina and the consequent supply restrictions imposed by the government could lead to higher costs of production and eventually to production cutbacks at Ternium’s facilities in Argentina. See “—Risks Relating to the Countries in Which We Operate—Argentina—Restrictions on the supply of energy to Ternium’s operations in Argentina could curtail Ternium’s production and negatively impact Ternium’s results of operations.” In the past, Ternium has been able to procure sufficient supplies of raw materials and energy inputs to meet its production needs; however, it could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of principal inputs to the Ternium companies (including as a result of strikes, lockouts or other problems) would result in lost sales and would have a material adverse effect on Ternium’s business. For further information related to raw materials and energy requirements, see Item 4. “Information on the Company—Raw Materials and Energy.”

Furthermore, estimated amounts of reserves of iron ore from Hylsamex’s mines or from those of Ternium’s suppliers may not be recovered, and these suppliers may revise their reserve estimates based on actual production experience. Reserves may not conform to geological, metallurgical or other expectations, and the volume and quality of iron ore recovered may be below the expected levels.

As the steel industry is highly competitive with respect to price, product quality, customer service and technological advances, worldwide competition in the steel industry has frequently limited the ability of steel producers to raise the price of finished products to recover higher raw material and energy costs. Moreover, in some cases, the governments of some countries are reluctant (as is currently the case in Argentina) to accept price increases of products which are used as raw materials for the manufacture of other goods, as such increases could ultimately impact the inflation rate and in the prices paid by “end consumers” of those goods (e.g., tinplate for cans). Accordingly, increased purchase costs of raw materials and energy might not be recoverable through increased product prices, which would reduce Ternium’s gross profit and revenues. Furthermore, limited availability could cause Ternium to curtail production, which could adversely affect Ternium’s sales and profitability. For further information related to raw materials, see Item 4. “Information on the Company—Raw Materials and Energy.”

The Ternium companies depend on a limited number of key suppliers.

The Ternium companies depend on certain key suppliers for their requirements of raw materials and energy. The Ternium companies have entered into long-term contracts for the supply of a substantial portion of their principal inputs, and it is expected that they will maintain and, depending on the circumstances, renew these contracts. However, if any of the key suppliers fails to deliver or there is a failure to renew these contracts, the Ternium companies could face limited access to raw materials and energy, higher costs and delays resulting from the need to obtain their raw material and energy requirements from other suppliers.

For example, expenditures for iron ore constitute one of Sidor’s largest individual raw material costs. Currently, Sidor purchases all of its iron ore from a single producer in Venezuela at agreed-upon formula prices under a long-term supply agreement expiring in 2017. If Sidor is not able to continue this long-term relationship or to continue purchasing iron ore from such supplier at the agreed-upon prices, it could be unable to obtain sufficient quantities of iron ore from alternative suppliers at prices comparable to those offered by its current supplier and, accordingly, its gross profit could decline. Following a public announcement by the Venezuelan government that sought to pressure Sidor to renegotiate the terms of the agreement for the supply of iron ore, as permitted under the contract’s hardship provision, on November 11, 2005, Sidor and CVG Ferrominera del Orinoco, C.A. (“FMO”) amended the pricing terms of the contract. The amended formula increased Sidor’s cost of iron ore from approximately USD19 to approximately USD31 per ton in fiscal year 2006. Furthermore, under the revised contract, the pricing formula may be adjusted every two years, on the basis of public policy, Sidor’s competitiveness and the evolution of international steel prices. See “—Risks Relating to the Countries in Which We Operate—Venezuela” and Item 4. “Information on the Company—Raw Materials and Energy—Venezuela—Iron Ore,” “—Electricity” and “—Natural gas.”

Intense competition could cause Ternium to lose its share in certain markets and adversely affect its sales and revenues.

Ternium’s subsidiaries have a substantial market share in their countries of operation where they maintain long-term relationships with their clients. Any fall in demand in these markets due to weak economic conditions or other reasons could adversely affect the operations of these subsidiaries and could redirect sales and the focus of Ternium’s business to other markets. Competition in the global and regional markets could also be affected by antidumping and countervailing duties imposed on some producers in major steel markets and by the removal of barriers to imported products in those countries where the Ternium companies direct their sales. For further information please refer to Item 4. “Information on the Company—Regulation—Trade regulations.” Also, Ternium’s foreign competitors would benefit from any fall in the value of their domestic currencies relative to the U.S. dollar, reducing their operating costs and making their products more competitive.

The market for Ternium’s steel products is highly competitive, particularly with respect to price, quality and service. In both the global and regional markets, Ternium competes against other global and local producers of flat and long steel products, which in some cases have greater financial and operating resources. In addition, several competitors are implementing modernization programs and expanding their production capacity for products that could compete with those of Ternium. To the extent that these producers become more efficient, Ternium could confront stronger competition and could fail to preserve its current shares of the relevant geographic or product markets. See Item 4. “Information on the Company—Competition.” Moreover, competition from alternative materials (including plastic, aluminum, ceramics, glass, wood and concrete) could adversely affect the demand for, and consequently the market prices of, certain steel products, and, accordingly, could affect the sales volume and revenue of Ternium and its subsidiaries.

In addition, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and smaller competitors in the steel market today could become larger competitors in the future. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel, which subsequently acquired International Steel Group. Furthermore, in January 2006, Mittal Steel announced a tender offer to acquire Arcelor, which terms were improved in May 2006. Also, in May 2006, Arcelor announced plans to merge with Severstal. Competition from global steel manufacturers with expanded production capacity such as Mittal Steel and Arcelor, and new market entrants, especially from China, could result in significant price competition, declining margins and reductions in revenue. Ternium’s larger competitors could use their resources against Ternium in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for Ternium’s products in certain markets. As a result of such increased competition, Ternium may also lose market share and its sales and revenues could decline.

The steel industry is capital intensive and if Ternium is not able to obtain the capital resources required to continue to modernize and upgrade its facilities, Ternium’s results of operations and growth prospects may be adversely affected.

The production of steel is capital intensive and some of Ternium’s competitors have recently announced plans to make substantial investments in new equipment and to upgrade existing production facilities. In order to maintain its competitive strengths, Ternium would typically be expected to continue to modernize its production processes, plant and equipment, which would require on-going capital investments. Moreover, as a result of its acquisitions and internal growth, Ternium’s business may require capital expenditures in the future. Ternium may not have adequate sources of funds for any future capital expenditures, and additional financing, if needed, may not be available to Ternium or, if available, may not be obtained on terms acceptable to Ternium and within the limitations contained in Ternium’s existing debt instruments or any future financings. Failure to obtain the required funds could delay or prevent the completion of some of Ternium’s capital projects, which could result in decreased sales.

Risks Relating to our Business

If Ternium does not successfully implement its business strategy, its opportunities for growth and its competitive position could be adversely affected.

Ternium plans to continue implementing its business strategy of further integrating the operating and marketing activities of the Ternium companies, developing value-added products, providing services to a wider range of clients in the local and export markets and continuing to pursue strategic acquisition opportunities. Any of these components or Ternium’s overall business strategy could be delayed or abandoned or could cost more than anticipated, any of which could impact its competitive position and reduce its revenue and profitability. For example, Ternium could fail to develop its commercial network and lose market share in its export markets. Even if Ternium successfully implements its business strategy, it may not yield the desired goals.

Recent and future acquisitions, significant investments and strategic alliances could disrupt Ternium’s operations and adversely affect its profits. Ternium may not realize the benefits it expects from these business decisions.

In the past, Ternium has acquired interests in various companies and engaged in strategic alliances, such as the acquisition of Sidor, the largest steel company of Venezuela, the participation of 49.8% in Matesi, Materiales Siderúrgicos S.A. (“Matesi”), an iron ore briquette producer that supplies Sidor with part of its raw material requirements, the acquisition of Hylsamex, one of the main steel producers in Mexico, the acquisition of the assets and facilities of Acindar Industria Argentina de Aceros S.A. (“Acindar”), related to the production of welded steel pipes in the province of Santa Fe in Argentina, the acquisition of 100% of the issued and outstanding shares of Impeco S.A. (“Impeco”), which in turn owned a plant located in the province of San Luis in Argentina, and the acquisition of the 50% interest not previously owned by Hylsamex in Acerex S.A. de C.V. (“Acerex”), a service center in Mexico that processes steel to produce short length and thin steel sheets in various widths.

We will continue to actively consider other strategic acquisitions and partnerships from time to time. We must necessarily base any assessment of potential acquisitions and alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Ternium’s future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. Furthermore, Ternium may fail to find suitable acquisition targets or fail to consummate its acquisitions under favorable conditions, or could be unable to successfully integrate any acquired businesses into its operations.

Although Ternium has begun taking steps to integrate its newly acquired businesses into its operations since the consummation the acquisitions, it may not be able to do so successfully and within a short period of time.

Ternium faces a variety of uncertainties and challenges relating to the acquisition and integration of its newly acquired businesses including, but not limited to:

•	achieving expected synergies;

•	loss of key employees;

•	difficulties integrating operational and financial systems, which could delay the integration efforts and anticipated cost savings;

•	lower than expected sales and profitability returns that may not justify the size of Ternium’s investment;

•	exposure to potential liabilities, including liabilities related to activities that predate the acquisition, for which Ternium will not be indemnified and which could be material; and

•	the possible decline in the market price of our ADSs, if Ternium does not achieve the perceived benefits and anticipated cost savings of the acquisition as rapidly or to the extent anticipated.

These risks, and the fact that integration of the acquired businesses will require a significant amount of the time and resources of Ternium’s management and employees, could disrupt Ternium’s ongoing business and could have a material adverse effect on its business, financial condition and results of operations.

Ternium may be required to record a significant charge to earnings if it must reassess its goodwill or other amortizable intangible assets.

In accordance with IFRS, management must test all of Ternium’s assets, including goodwill, annually for impairment, or more frequently if there are indicators of impairment, and recognize a non-cash charge in an amount equal to the impairment. In connection with the acquisition of Hylsamex completed on August 22, 2005, Ternium recorded USD399.7 million in goodwill as of December 31, 2005. If Ternium’s management were to determine in the future that the goodwill from its acquisition of Hylsamex was impaired, Ternium would be required to recognize a non-cash charge to write down the value of this goodwill, which would adversely affect Ternium’s financial condition and results of operations.

Credit agreements and other instruments of indebtedness of Ternium and its subsidiaries contain covenants and financial tests which could restrict their activities and cross-payment-default provisions which could result in the acceleration of Ternium’s indebtedness.

The debt contracts of Ternium and its subsidiaries, including the financing agreements entered into in connection with the acquisition of Hylsamex, contain a number of significant covenants that limit their ability to, among other things:

•	pay dividends to their shareholders or make other restricted payments;

•	administer their cash flow;

•	grant certain liens;

•	borrow additional money or prepay principal or interest on subordinated debt;

•	change their business or amend certain significant agreements;

•	effect a change of control; and

•	merge, acquire or consolidate with another company, make additional investments or dispose of their assets.

These contracts also require Ternium and its subsidiaries to meet certain financial covenants, ratios and other tests, which could limit their operational flexibility and could prevent Ternium from taking advantage of business opportunities as they arise, growing its business or competing effectively. Moreover, a failure by Ternium and its subsidiaries to comply with applicable financial measures could result in defaults under those agreements or instruments. Ternium and its subsidiaries are in compliance with all of their financial covenants, ratios and tests.

In addition, if Ternium or any of its subsidiaries failed to meet its payment obligations under their financial agreements, debt under that agreement could become immediately due and payable, and could trigger cross-payment-default provisions contained in the Ternium Credit Facility and in certain of the Ternium companies’ other credit agreements and debt instruments, which would permit their creditors to accelerate the indebtedness evidenced thereby. If this occurs, Ternium may not be able to pay its debt or borrow sufficient funds to refinance it. Even if new financing is available, it could entail terms that are not as favorable to Ternium and could limit the cash flow available for its operations, place it at a competitive disadvantage and limit its ability to pursue its business strategy.

In addition, these credit agreements contain indemnification provisions. For information concerning these credit agreements and debt instruments, see Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Borrowings.”

Ternium’s related party transactions with members of the Techint Group may not always be on terms as favorable as those that could be obtained from unaffiliated third parties.

Some of Ternium’s sales and purchases are made to and from other Techint Group companies. These sales and purchases are primarily made in the ordinary course of business, and Ternium believes that they are made on terms no less favorable than those it could obtain from unaffiliated third parties. Ternium will continue to engage in related party transactions in the future, and these transactions may not be on terms as favorable as those that could be obtained from unaffiliated third parties. For information concerning the principal transactions between Ternium and related parties, see Item 7. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Ternium’s transactions with certain business partners and shareholders may not always be on terms as favorable as those that could be obtained from unaffiliated third parties.

Some of Ternium’s sales and purchases are made to and from certain partners and shareholders of its subsidiaries. For example, Sidor has a variety of trade and services-related contractual relationships with entities owned by its minority shareholder, the government of Venezuela, including the purchase of iron ore from, and the sale of pellets to, the state-owned steel company Corporación Venezolana de Guayana (“CVG”). Moreover, Sivensa, a Venezuelan company that owns an indirect minority stake in the Company, is one of the largest domestic purchasers, through one of its affiliates, of Sidor’s flat steel products. Although we believe that each of its business relationships with business partners and shareholders is on an arm’s length basis, any of these arrangements may not provide terms to Ternium that are substantially similar to, or as favorable as, those that might have been obtained from unaffiliated third parties.

Labor disputes at Ternium’s operating subsidiaries could result in work stoppages and disruptions to Ternium’s operations.

A substantial majority of Ternium’s employees at its manufacturing subsidiaries are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to or during the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or, occasionally, during other periods for other reasons.

The various measures that Ternium’s subsidiaries Siderar and Hylsamex have taken in order to become more competitive have not resulted in significant labor unrest. However, its subsidiary Sidor has from time to time suffered labor disruptions, including the last plant stoppages in 2003 and 2004. Ternium could suffer additional plant stoppages or strikes as a result of future work force reductions in connection with its productivity improvement and cost reduction plans. Ternium may not be able to maintain a satisfactory relationship with its employees, and any future stoppage, strike, disruption of operations or new collective bargaining agreements could result in lost sales and could increase Ternium’s costs. For more information on labor relations, see Item 6. “Directors, Senior Management and Employees—Employees.”

The Ternium companies’ ability to hedge risks could be limited by contractual and regulatory restrictions.

The international operations of the Ternium companies expose them to a variety of financial risks, including the effects of changes in foreign currency, exchange rates and interest rates. A portion of Ternium’s business is carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact the Ternium companies’ results as reported in their income statements in the form of both translation risk and transaction risk. In addition, interest rate movements create a degree of risk by affecting the amount of the Ternium companies’ interest payments. Other than those imposed by legal or monetary control entities (like the Argentine Central Bank or the exchange and transfer control entity CADIVI in Venezuela), Ternium’s subsidiaries (other than Sidor) have no restrictions on the use of derivative agreements for hedging purposes. Sidor, however, is limited by both contractual and regulatory restrictions for these types of derivatives contracts. These restrictions and regulations could cause the Ternium companies to be more vulnerable to market fluctuations than they would be if their hedging activities were unlimited. In the ordinary course of business, the Ternium companies (other than Sidor) from time to time enter into exchange rate and interest rate derivatives agreements to manage their exposure to exchange rate and interest rate changes. Future regulatory or financial restrictions in the countries where Ternium operates may affect its ability to hedge its exposure to financial risks, and thus cause an adverse impact on Ternium’s results of operations and financial condition.

Ternium’s results of operations and financial condition could be adversely affected by movements in exchange rates.

The revenues of the Ternium companies are primarily U.S. dollar-denominated (other than revenues from domestic sales in Mexico), while a significant portion of their costs are denominated in local currency in the markets where they operate. As a result, movements in the exchange rate of the U.S. dollar against these local currencies can have a significant impact on Ternium’s revenue, results and financial condition. A rise in the value of the local currencies relative to the U.S. dollar will increase Ternium’s relative production costs, thereby creating a competitive disadvantage for Ternium relative to some of its competitors. Conversely, a decrease in the value of the local currencies relative to the U.S. dollar will decrease their relative production costs. For instance, during 2004, Siderar benefited from a gain of USD10.5 million due to an exchange rate depreciation of 1.4%. During the same period, an exchange rate depreciation of 20.0% resulted in a loss of USD118.4 million for Amazonia, while an exchange rate appreciation of 0.8% resulted in a loss of USD10.6 million for Hylsamex.

Volatility in the exchange rates between the U.S. dollar and the Argentine peso and between the U.S. dollar and the Mexican peso as well as changes to the exchange rate between the U.S. dollar and the Venezuelan bolívar are likely to continue in the future. Such fluctuations will affect Ternium’s production costs, revenues and financial results.

A significant rise in interest rates could adversely affect Ternium’s business and results.

Changes in interest rates affect the amount of Ternium’s interest payments as well as the value of its fixed rate debt. Most of Ternium’s long-term borrowings are at variable rates, and accordingly, Ternium is exposed to the risk of increased interest expense in the event of a significant rise in interest rates. Moreover, a substantial rise in interest rates in developed economies such as the United States could adversely affect the economies in the countries where Ternium conducts its operations and markets its products and would increase Ternium’s debt service requirements for its floating rate debt.

For example, as of March 31, 2006 Ternium’s outstanding variable interest rate indebtedness amounted approximately to USD1,556 million. For each 1% increase in interest rates, Ternium’s annual interest expenses will increase by USD15.6 million. However, Ternium and its subsidiaries have entered into derivative swap contracts for a total notional amount of USD450 million in order to mitigate this risk. For further information, see Item 11. “Quantitative and Qualitative Disclosure About Market Risk—Interest Rate Risk”.

Risks Relating to the Structure of the Company

As a holding company, our ability to pay dividends and obtain financing depends on the results of operations and financial condition of our subsidiaries and could be restricted by legal, contractual or other limitations.

We conduct all of our operations through our subsidiaries. Dividends or other intercompany transfers of funds from our subsidiaries are expected to be our primary source of funds to pay our expenses, debt service and dividends. We will not be conducting operations at the holding company level, and any expenses that we incur, in excess of minimum levels, that cannot be otherwise financed will reduce amounts available for distribution to our shareholders. This could result in us being unable to pay any dividends on our ADSs.

The ability of our subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial conditions and could be, including in the circumstances described below, restricted by, among other things, applicable corporate and other laws and regulations, including those imposing foreign exchange controls, and agreements and commitments of such subsidiaries. In addition, our ability to pay dividends is subject to legal and other requirements and restrictions at the holding company level. For example, we may only make distributions out of net profits, retained earnings and available reserves and premiums, each as defined under Luxembourg regulations.

Moreover, our ability and the ability of the Ternium companies to pay dividends and make other payments depend in part on contractual arrangements relating to the distribution of profits. The credit agreement entered into to finance the acquisition of Hylsamex contains limitations on our ability to declare or pay dividends until 2010. These debt covenants prohibit us from declaring or paying any dividends until we have paid the full amount due on the first anniversary of the Ternium Credit Facility and impose limits on the funds available for payment of dividends. In addition, under the terms of its restructuring agreements, Sidor may not pay dividends until the earlier of (i) August 2015 or (ii) the prepayment in full of certain obligations arising from the debt restructuring that took place in 2003. As of the date of this annual report, such indebetedness amounted to less than USD200 million. For further information about the impact of such restrictions and covenants, please see “—Risks Relating to our Business—Credit agreements and other instruments of indebtedness of Ternium and its subsidiaries contain covenants and financial tests which could restrict their activities and cross-payment-default provisions which could result in the acceleration of Ternium’s indebtedness” above and Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of May 31, 2006, San Faustín beneficially owned 59.06% of our outstanding voting stock. San Faustín is controlled by Rocca & Partners. As a result, Rocca & Partners is indirectly able to elect a substantial majority of the members of our board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends by us. The decisions of the controlling shareholder, may not reflect the will or best interests of other shareholders. For example, our articles of association permit our board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, our controlling shareholder may cause our board of directors to approve an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “Risk Factors—Risks Related to our ADSs—Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.”

Remaining minority interests in the Company’s subsidiaries could delay or impede our ability to complete our strategy.

We do not own one hundred percent of the interests in our subsidiaries. As of May 31, 2006, approximately 36.4% of Siderar was publicly held and approximately 7.5% was held by certain Siderar employees. As of the same date, approximately 20.7% of Sidor was held by the Venezuelan government and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), and approximately 19.6% was held by certain Sidor employees. Also as of the same date, 0.2% of Hylsamex was owned by minority shareholders. To the extent that other interests in Siderar, Sidor and Hylsamex remain outstanding, those remaining minority shareholders could prevent Ternium from taking actions that, while beneficial to us at the holding company level, might not be beneficial at the level of any of our individual subsidiaries. As a result, we could be delayed or impeded in the full implementation of our strategy or the maximization of Ternium’s competitive strengths.

We will be subject to a capital duty on any capital increase in connection with our corporate reorganization if the relief obtained from the Luxembourg tax authorities is successfully challenged.

Under Luxembourg law, any increase in the capital of a Luxembourg company is subject to a 1% capital duty. Capital contributions to a Luxembourg company involving all of the assets and liabilities of a company organized in a European Union, or EU, member country are exempt from such capital duty. Our corporate reorganization, consisting of a series of such contributions of assets and liabilities by EU companies, including ISL (which is organized in Gibraltar), to the Company had qualified for such exemption and we obtained confirmation from the Luxembourg tax authorities on the availability of the exemption with respect to each such contribution. However, if the relief granted is successfully challenged, we will be subject to a 1% capital duty on the amount of the corresponding capital increase, plus any applicable penalties.

A current EU investigation could lead Luxembourg to change the tax rules applicable to 1929 holding companies and result in a higher tax burden on us in the future.

We were established as a société anonyme holding under Luxembourg’s 1929 holding company regime. The 1929 holding companies are exempt from certain business taxes on earnings and on payments. In the past, 1929 holdings were questioned by the EU as a “harmful tax practice”. As a result, in 2005 Luxembourg amended the holding company regime to eliminate the exemption with respect to income not previously subject to comparable tax. The new regime will not apply to pre-existing companies, including us, until 2011. On February 8, 2006, the European Commission launched a formal investigation into Luxembourg’s 1929 legislation exempting holdings and financial companies from corporate taxation. The new EU investigation seeks to determine whether the 1929 regime is contrary to the EC Treaty “state aid” rules. The EU investigation is directed against the Luxembourg government, not against the relevant holding companies. If an investigation finds the tax exemptions are a form of “state aid” in violation of EU law, the EU can demand that Luxembourg change the applicable tax rules, and any such change could in turn result in a higher tax burden on us in the future. For further information, see Item 10. “Additional Information—Taxation—Holding company status”.

Risks Relating to the Countries in Which We Operate

Negative economic, political and regulatory developments in certain markets where Ternium has a significant portion of its operations and assets could hurt Ternium’s financial condition, revenues and sales volume and disrupt its manufacturing operations, thereby adversely affecting its results of operations and financial condition.

The results of Ternium’s operations are subject to the risks of doing business in emerging markets and have been, and could in the future be, affected from time to time to varying degrees by political developments, events, laws and regulations, such as forced divestiture of assets; restrictions on production, imports and exports; interruptions to essential energy inputs; exchange and/or transfer restrictions; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of company facilities; direct and indirect price controls; tax increases; changes in interpretation or application of tax laws and other retroactive tax claims or challenges; expropriation of property; changes in laws, norms or regulations; cancellation of contract rights; delays or denial of government approvals; and environmental regulations. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected country.

Argentina

Ternium has significant manufacturing operations and assets located in Argentina and a significant portion of its sales are made in Argentina. Ternium’s main revenues from its Argentine operations, therefore, are indirectly related to market conditions in Argentina and to changes in Argentina’s gross domestic product, or GDP, and per capita disposable income. Accordingly, Ternium’s business could be materially and adversely affected by economic, political and regulatory developments in Argentina.

Economic and political instability resulted in a severe recession in 2002, which has had a lasting effect on Argentina’s economy.

In 2001, a sustained period of economic contraction culminated in severe social, monetary and financial turmoil and the resignation of President Fernando de la Rúa on December 21, 2001, amid wide-spread and violent demonstrations. An interim administration adopted a series of emergency measures affecting Argentina’s monetary and fiscal policies, including the end of the decade-old peg of the Argentine peso to the U.S. dollar and obligatory unwinding of dollar-denominated contracts. As a result, the Argentine pesos experienced significant devaluation in 2002.

Presidential elections held on April 2003 were eventually won by Nestor Kirchner with the smallest plurality on record. Since taking office, however, President Kirchner has enjoyed high levels of popular support and the economy has recovered to levels last attained in 1998, with growth of the country’s gross domestic product, or GDP, averaging 9% per annum in the three-year period from 2003 - 2005. During 2005, the Argentine government restructured most of the country’s defaulted debt. As a result of the sustained economic growth, unemployment rates have dropped to 10.1% in 2005 from a peak of 24.1% in 2002. Furthermore, the Argentine economy continues to benefit strongly from high international commodity prices, low international interest rates and high levels of global liquidity.

Despite the progress to date, several significant issues remain to be addressed by the government. Inflation increased significantly during 2005 to 12%, and the economy has been affected by supply constraints as capacity idled during the economic crisis has been utilized. Capital investment in general has lagged due to political uncertainties caused by the government’s increasing anti-business tone and its inclination to resort to price controls, nationalizations and other measures limiting the private conduct of business.

Economic conditions in Argentina have deteriorated rapidly in the past and may deteriorate rapidly in the future. Should the current favorable conditions reverse, inflation become a problem or supply constraints hinder future growth, the Argentine economy may not continue to grow at current rates. Our business and operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina or by the Argentine government’s policy response to such conditions.

Siderar’s sales in the domestic market were severely affected by Argentina’s recession during 2001 and 2002. Domestic sales as a percentage of total sales decreased to 47% in 2001 and 35% in 2002. The domestic economic recovery during 2003, 2004 and 2005, with sustained growth in industrial activity, agriculture, construction and a significant improvement in the automobile industry, increased Siderar’s domestic sales as a percentage of total sales to 55% in 2003, 72% in 2004 and 71% in 2005.

Nevertheless, many of Argentina’s economic problems remain unresolved. If an inflationary environment were to reappear, inflation could have a negative impact on the revenues of Ternium’s subsidiary in Argentina when they are restated in constant currency. Thus, even if Ternium’s revenues were to rise in nominal terms, its reported revenues would decrease unless the rate of increase in nominal revenues is at least as great as the rate of inflation. The Argentine economy may not continue to experience growth. Economic conditions in Argentina have deteriorated rapidly in the past and could deteriorate rapidly in the future and Ternium’s business and operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina and by the Argentine government’s response to such conditions.

Argentine government policies will likely have a significant effect on the economy and, as a result, Ternium’s Argentine operations.

The Argentine government has historically exercised significant influence over the economy. Since December 2001, the Argentine government has promulgated numerous, far-reaching laws and regulations that affect the economy in significant respects. Laws and regulations currently governing the economy could change in the future, and any such changes could adversely affect Ternium’s business, financial condition or results of operations.

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent Ternium from paying dividends or other amounts from cash generated by its Argentine operations.

In 2001 and 2002 and until February 7, 2003, the Argentine Central Bank restricted Argentine individuals and corporations from transferring U.S. dollars abroad without the prior approval of the Argentine Central Bank. In 2003 and 2004, the government reduced some of these restrictions, including those requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Nevertheless, significant government controls and restrictions remain in place, and the Argentine government may impose new restrictions on foreign exchange in the future. On June 10, 2005, the Argentine government issued Decree No. 616/2005 establishing certain restrictions on capital inflows into Argentina. The existing controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair Ternium’s ability to transfer funds generated by Ternium’s Argentine operations in U.S. dollars outside Argentina to fund the payment of dividends or other amounts and to undertake investments and other activities that require payments in U.S. dollars. Furthermore, these restrictions could affect Ternium’s ability to finance its investments and operations in Argentina.

In addition, Ternium is currently required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into Argentine pesos at the market-based floating exchange rate applicable on the conversion date. This requirement and any similar requirement that may be imposed in the future, subjects Ternium to the risk of losses arising from an abrupt devaluation of the Argentine peso.

Despite the results of the recent restructuring of its debt with private creditors, Argentina is limited in its ability to obtain financing in the future, which may restrict its ability to implement reforms and create the conditions for sustained economic growth and, as a result Siderar may be unable to obtain financing.

In 2005, the Argentine government restructured its public debt with private creditors, with approximately 76% of its creditors surrendering their claims in exchange for new bonds worth approximately USD0.35 on the dollar. However, at this time it is impossible to determine what effect the restructuring will have, if any, on investor confidence or on the Argentine economy generally. In addition, as a consequence of the restructuring, Argentina will still have obligations outstanding with bondholders of approximately USD54.8 billion (approximately USD35.3 billion under the new bonds plus approximately USD19.5 billion under the old bonds not tendered for exchange) and will have to withstand any legal actions that may be filed by bondholders who did not accept the Argentine government’s exchange offer. On January 4, 2006, the Argentine government prepaid of all of its outstanding obligations to the International Monetary Fund (IMF), amounting to approximately USD9.5 billion. This prepayment, together with Argentina’s limited access to foreign capital, could curtail its ability to assess international credit markets.

To date, Argentina has experienced difficulty and greater costs when accessing the international credit markets, given its past default, its failure to restructure the entire amount of its existing sovereign debt and in spite of the recovery of economic and financial conditions. If Argentina is not able to honor its outstanding financial agreements, or if it does not obtain the required financing to implement the economic and political reforms necessary to obtain sustainable development and GDP growth, the resulting economic environment could negatively affect Ternium’s operating costs, sales and results of operations. In particular, to the extent Siderar is not able to maintain high levels of export, Siderar’s ability to obtain financing could be limited.

The economic and financial crisis, the deepening of the economic recession and the restrictions on external debt payments during 2002, severely limited the ability of Argentine companies to gain access to bank loans and capital markets, affecting the financial situation of Ternium’s operations in Argentina and preventing the normal renewal of credit facilities at maturity. In this context, during 2002, Siderar initiated discussions with its creditors aimed at adapting principal payments to the flow of funds generated by operations, on the basis of a manageable schedule of maturities, as well as to obtain time until the economic and political situation had stabilized, enabling it to normalize its access to sources of finance.

As a result of such negotiations, Siderar signed an agreement with its creditors for the restructuring of the terms and conditions of its financial debt for a total of approximately USD473.6 million. During 2004, Siderar’s favorable financial situation allowed it to settle in full its restructured debt at the end of the third quarter, obtaining the release of all guaranties and lifting of restrictive conditions included in the loan contracts.

The Argentine government has increased taxes on Ternium’s operations in Argentina, and could further increase the fiscal burden on its operations in Argentina in the future.

Since 1992, the Argentine government has not permitted the application of an inflation adjustment on the value of fixed assets for tax purposes. Since the substantial devaluation of the Argentine peso in 2002, the amounts that the Argentine tax authorities permit Ternium to deduct as depreciation for its past investments in plant, property and equipment have been substantially reduced, resulting in a higher effective income tax charge. In addition, in 2002, the Argentine government imposed a 5% tax on the export of manufactured products. If the Argentine government continues to increase the tax burden on Ternium’s operations in Argentina, Ternium’s results of operation and financial condition could be adversely affected.

Restrictions on the supply of energy to Ternium’s operations in Argentina could curtail Ternium’s production and negatively impact Ternium’s results of operations.

As a result of several years of recession, the forced conversion into Argentine pesos at the one-to-one exchange rate and the subsequent freeze of gas and electricity tariffs, there has been a lack of investment in gas and electricity supply and transport capacity in Argentina in recent years. Over the course of the last several years, demand for natural gas has increased substantially, driven by a recovery in economic conditions and low prices in comparison with alternative fuel sources.

The Argentine government is taking a number of measures to alleviate the short-term impact of supply restrictions on residential and industrial users, including measures to limit the growth of residential consumption, to increase the price of compressed natural gas and to import natural gas from Bolivia, electricity from Brazil and fuel oil from Venezuela. It has announced several measures intended to address the situation in the medium- and long-term including allowing natural gas prices for industrial users to rise and implementing a tax increase on the export of crude oil and a new tax on the export of natural gas. In addition, the Argentine government has created a new state-owned energy company, which would in turn fund, or otherwise promote, investments in expanding existing pipeline transportation capacity and building new pipelines and additional power generation capacity.

If the measures that the Argentine government is taking to alleviate the short-term impact of the crisis prove to be insufficient, or if the investment that is required to increase natural gas generation, energy production and transportation capacity and power generation capacity over the medium- and long-term fails to materialize on a timely basis, Ternium’s production in Argentina (or that of its main suppliers) could be curtailed and Ternium’s sales and revenues could decline. Although Ternium is taking measures, like the purchase of alternative fuels such as fuel oil, to limit the effect of supply restrictions on its operations in Argentina, such efforts may not be sufficient to avoid any impact on Ternium’s production in Argentina (or that of its main suppliers) and Ternium may not be able to similarly limit the effect of future supply restrictions. See “—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials and energy could adversely affect Ternium’s profits” above.

Venezuela

Ternium has manufacturing operations and assets located in Venezuela and a significant portion of its sales are made in Venezuela. Ternium’s main revenues derived from its Venezuelan operations, therefore, are indirectly related to market conditions in Venezuela and to changes in its GDP and per capita disposable income. Ternium’s business could be materially and adversely affected by economic, political and regulatory developments in Venezuela.

In prior years, events in Venezuela produced significant social and political tensions, which could worsen and have an adverse effect on Venezuela’s economy.

In the past several years, Venezuela has experienced intense political and social turmoil involving groups that oppose and those that support the Chávez administration. Between December 2001 and February 2003, opposition groups have staged four nationwide strikes, the most recent of which began in 2002 and at times halted a substantial part of the operations of the Venezuelan oil industry before it ended in February 2003. The strikes were accompanied by increased capital drains, loss of bank deposits and reduced tax revenues.

Although the political scene remains divided, the Chávez administration, through coalitions with other political parties, effectively controls a majority in the Asamblea Nacional, or the National Assembly, as well as most state governments, and has broad support among the poorer segments of Venezuelan society. On August 15, 2004, Venezuelan citizens voted on a recall referendum in accordance with the Venezuelan constitution regarding the removal of President Chávez from office for the remainder of his term. Approximately 59% of the voters voted in favor of retaining President Chávez.

State and local elections were held in Venezuela on October 31, 2004. Candidates supported by President Chávez won 21 of the 23 gubernatorial elections, with the two remaining governships being retained by opposition parties.

In November 2004, the National Assembly began the process of appointing 17 new justices to the Supreme Tribunal of Justice, or TSJ, in accordance with a law that allows judges to be appointed by a simple majority if the National Assembly holds three sessions and lawmakers fail to reach the necessary qualified majority of two-thirds of the National Assembly.

Parliamentary elections were held on December 4, 2005. As a result of such elections, candidates supported by President Chávez currently hold 114 of the 167 seats in the National Assembly.

Despite efforts to organize political opposition against his administration, President Chávez is expected to serve the remainder of his current presidential term, which ends in 2006. If significant domestic instability in Venezuela reemerges and affects political and economic conditions in Venezuela, Ternium’s business in Venezuela and, accordingly, its financial results could be negatively affected.

The Venezuelan government could take measures related to the Venezuelan steel industry in general, or related to its minority stake in Sidor, that could affect Ternium’s operations in Venezuela.

The Venezuelan government traditionally has played a central role in the development of Venezuela’s steel industry and has exercised, and continues to exercise, significant influence over many other aspects of the Venezuelan economy. Venezuelan governmental actions have had in the past, and could have in the future, significant effects on the financial condition and results of operations of Venezuelan companies and on the ability of Venezuelan companies to make capital expenditures. For example, the Venezuelan government has sought to pressure foreign oil companies to either partner with state-run Petróleos de Venezuela, increase royalties to the government and cede operational control of oilfields or leave the country by December 31, 2005. In addition, the Venezuelan government has pressured foreign oil companies to apply, on a retroactive basis, a new standard for determining income tax that differs from previously applicable fiscal regulations. The Venezuelan government has also canceled mining concessions and has proposed that a state-run mining corporation administer mining operations. If political or economic measures such as expropriation, nationalization, renegotiation or nullification of contracts (like those for the supply of raw materials or energy), or currency, fiscal or transfer restrictions were implemented on Ternium’s subsidiary in Venezuela, its operations and revenues, and consequently Ternium’s financial results, could be adversely affected.

The Venezuelan government has recently announced its decision to finance and form state-controlled industrial companies that could have direct or indirect effect on Ternium’s subsidiaries in Venezuela. For instance, the following projects, among others, have been announced: a plant dedicated to concentration of iron ore mined by FMO, a seamless pipe production facility, an integrated steel production facility and a scrap distribution company. However, the Venezuelan administration has stated that these projects would not compete against Sidor.

Furthermore, the Venezuelan government owns a minority stake in Sidor, and, as a minority shareholder, could be able to intervene in Sidor’s business. For example, as a minority shareholder, the Venezuelan government has the right to approve (i) investments worth USD85 million or more, (ii) dispositions of material assets, (iii) guarantees in an amount of USD15 million or more, (iv) related-party transactions other than on an arm’s length basis and (v) certain material amendments of Sidor’s articles of association.

In addition, Sidor’s operations rely on a number of trade- and services-related contractual relationships with entities owned by the government of Venezuela, including the purchase of iron ore from the state-owned company FMO, the purchase of electricity from Electrificadora del Caroní, C.A. (“EDELCA”) and the purchase of natural gas from PDVSA Gas, S.A. (“PDVSA Gas”). Accordingly, Ternium’s subsidiaries in Venezuela could suffer from any potential increase in the prices of other raw materials or supplies. Following a public announcement by the

Venezuelan government that sought to pressure Sidor to renegotiate the terms of the agreement for the supply of iron ore, as permitted under the contract’s hardship provision, on November 11, 2005, Sidor and FMO amended the pricing terms of the contract. The amended formula increased Sidor’s cost of iron ore from approximately USD19 to approximately USD31 per ton in fiscal 2006. Furthermore, under the revised contract, the pricing formula may be adjusted every two years, on the basis of public policy, Sidor’s competitiveness and the evolution of international steel prices. In conjunction with the changes in price conditions for the supply of iron ore to Sidor by FMO, the Venezuelan government is offering a price reduction on raw materials acquired from state-owned enterprises, such as FMO, that may reach 10% over the agreed market reference price. These preferential supply terms, as established in a presidential decree and related regulations, are conditioned on commitments by potential beneficiaries to assist development of the domestic industrial sector and to support certain community needs. In June 2006, Sidor was notified that it had been granted a 7.61% discount on its iron ore price in connection with the initial assessment of Sidor’s proposed industrial development plan. The other terms and conditions of the 1997 contract remain in effect under the revised contract. See “—Risks relating to the steel industry—The Ternium companies depend on a limited number of key suppliers.” and Item 4. “Information on the Company—Raw Materials and Energy—Venezuela”.

Venezuelan government policies will likely significantly affect the economy and, as a result, Ternium’s Venezuelan operations.

The Venezuelan government frequently intervenes in the Venezuelan economy and occasionally makes significant changes in policy. Recently the government’s actions to control inflation and implement other policies have involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Ternium’s business, financial condition, and results of operations could be adversely affected by changes in policy involving tariffs, exchange controls, price controls and other matters such as currency devaluation, inflation, interest rates, taxation, industrial laws and regulations and other political or economic developments in or affecting Venezuela. Several measures imposed by the Venezuelan government, such as exchange controls and transfer restrictions, have affected and may further affect the operations of Ternium’s subsidiary in Venezuela and could prevent Ternium from paying dividends or other amounts from cash generated by Ternium’s Venezuelan operations.

Several measures imposed by the Venezuelan government, such as exchange controls and transfer restrictions, have affected and may further affect the operations of Ternium’s subsidiaries in Venezuela and could prevent Ternium from paying dividends or other amounts from cash generated by its Venezuelan operations.

In February 2003, after a significant devaluation in 2002 and a sharp decline in economic activity, the Venezuelan government and the Central Bank of Venezuela suspended the trading of foreign currencies and adopted a series of exchange regulations that established a new exchange control regime. A new commission, referred to as the Comisión de Administración de Divisas, or CADIVI, composed of five members appointed by the President of Venezuela, was created for establishment and administration of the new exchange control regime. Under the new regime, the Ministry of Finance, together with the Central Bank of Venezuela, sets the exchange rate with respect to the U.S. dollar and other currencies and has discretion to modify, at any time, the existing exchange control regime or the free float of the bolívar. The new regime centralizes the purchase and sale of foreign currencies, by permitting such sales to be made only through the Central Bank.

Under current regulations, entities that incur or maintain indebtedness denominated in foreign currencies and wish to obtain U.S. dollars from the Central Bank of Venezuela to pay principal, interest and other amounts in respect of such indebtedness must obtain approval from, and have the indebtedness registered with, CADIVI. In accordance with these regulations, Ternium’s subsidiary in Venezuela, Sidor, has registered its external indebtedness and trade account payables. Any modification to the registered use of proceeds at CADIVI will require additional approval. If Sidor fails to obtain any required approvals or to register any debt under these regulations, CADIVI could impose penalties which could negatively affect its business.

In addition to the foregoing approval, Ternium’s subsidiaries in Venezuela must obtain from CADIVI a separate approval for the purchase from the Central Bank of foreign currency necessary to make payments under their registered indebtedness. These approvals may only be obtained at or around the time each payment becomes due under such indebtedness. Pursuant to the current regulations, CADIVI’s approval for the purchase or sale of foreign currency from the Central Bank is subject to the availability of such foreign currency at the time of such request, and any foreign currency obtained may only be utilized for the purposes previously approved by CADIVI. If CADIVI fails to issue such approvals with respect to amounts due under the indebtedness or if one of Ternium’s subsidiaries in Venezuela fails to obtain such approval prior to the dates on which such amounts are due and payable, it may not be able to pay its debt under the agreed conditions. Moreover, if timely payments in respect of the indebtedness cannot be made due to delays in obtaining the CADIVI approvals, certain of Sidor’s creditors will have the right to accelerate its indebtedness. A delay in payments made to suppliers could also result in requests for additional payment guarantees from Sidor or other assurances of payment, or could otherwise adversely affect Sidor’s commercial relationship with suppliers and affect its business opportunities.

Furthermore, in the past, Sidor, like other Venezuelan companies, made sales denominated in bolívares to customers located in neighboring countries of Venezuela. These sales were made in accordance with the terms of sale agreed by the parties. However, export sales in bolívares were afterwards prohibited by CADIVI and a review process was opened for past sales. CADIVI could penalize Sidor for these past exports.

Mexico

Ternium has significant manufacturing operations and assets located in Mexico and a significant portion of its sales are made in Mexico. Ternium’s main revenues derived from its Mexican operations, therefore, are indirectly related to market conditions in Mexico and to changes in its GDP and per capita disposable income. Ternium’s business could be materially and adversely affected by economic, political and regulatory developments in Mexico.

Economic conditions and government policies in Mexico could negatively impact Ternium’s business and results of operation.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States. If problems such as deterioration in Mexico’s economic conditions, social instability, political unrest, reduction in government spending or other adverse social developments reemerge in the future, they could lead to increased volatility in the foreign exchange and financial markets, and, depending on their severity and duration, could adversely affect the business, results of operations, financial condition, liquidity or prospects of Ternium. For example, adverse economic conditions in Mexico could result in higher interest rates accompanied by reduced opportunities for refunding or refinancing, foreign exchange losses associated with dollar-denominated debt, increased raw materials and operating costs, reduced domestic consumption of Ternium’s products, decreased operating results and delays in capital expenditures dependent on U.S. dollar purchases of equipment. Severe devaluation of the Mexican peso may also result in disruption of the international foreign exchange markets, hindering Ternium’s ability to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making purchases of raw materials or equipment.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, Ternium’s financial condition and results of operations.

The Mexican political environment is in a period of change, and political uncertainty could adversely affect economic conditions in Mexico or Ternium’s financial condition and results of operations. In July 2000, Vicente Fox, a member of the National Action Party (Partido Acción Nacional, or PAN), the oldest opposition party in the country, won the presidential election. He took office on December 1, 2000, ending 71 years of rule by the Institutional Revolutionary Party (Partido Revolucionario Institucional, or PRI). Currently, no party has a working majority in either house of the Mexican Congress, which has made governance and the passage of legislation more difficult. National elections are scheduled to occur on July 2, 2006. Following these elections, there could be, as in the past, significant changes in laws, public policies and regulations that could adversely affect Mexico’s political and economic situation, and, as a result, could possibly adversely affect Ternium’s business, results of operations, financial condition, liquidity or prospects.

Mexican government policies will likely significantly affect the economy and as a result, Ternium’s Mexican operations.

Future actions of the Mexican government or the effect in Mexico of international events could adversely affect Ternium’s results and financial condition. The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican government actions concerning the economy could have adverse effects on private sector entities in general and on Ternium in particular. Economic plans of the Mexican government in the past have not always fully achieved their objectives. Beginning in 1994, and continuing through 1995, Mexico experienced an economic crisis characterized by exchange rate instability, a devaluation of the Mexican peso, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, reduced consumer purchasing power and high unemployment. In response to the economic crisis, the Mexican government implemented broad economic reform programs, which improved economic conditions until growth declined again in 2001, accompanied by increased inflation rates in 2000, 2001 and 2002. It is not possible to determine what effect existing or future government economic plans or their implementation could have on the Mexican economy or on Ternium’s financial condition or results of operations.

Certain Regulatory Risks and Litigation Risks

International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.

International trade-related legal actions and restrictions pose a constant risk for Ternium’s international operations and sales throughout the world. Additionally, increased global trade liberalization, with many countries forming free trade blocs or otherwise reducing restrictions on imported goods, including flat steel products, and persistent excess global steel capacity have increased competition in many markets in which Ternium sells flat steel products. Such risks and increased competition are likely to continue into the foreseeable future.

Increased trade liberalization has reduced certain of Ternium’s imported input costs and increased Ternium’s access to many foreign markets. However, greater trade liberalization has also increased competition for Ternium in its domestic markets. Consequently, Ternium’s domestic market share could be eroded in the face of foreign imports if tariffs and other barriers are reduced or eliminated in Ternium’s domestic markets. Ternium’s increased exports to foreign markets where import barriers have been reduced may not completely offset domestic market share losses resulting from increased foreign competition.

Countries can impose restrictive import duties and other restrictions on imports under various national trade laws. The timing and nature of countries’ imposition of trade-related restrictions potentially affecting Ternium’s exports are unpredictable. Ternium’s international operations are vulnerable to such trade actions or restrictions that surface in any country to which Ternium exports or potentially could export. Trade restrictions on Ternium’s exports could adversely affect Ternium’s ability to sell products abroad and, as a result, Ternium’s profit margins, financial condition and overall business could suffer.

One significant source of trade restrictions results from countries’ imposition of so-called “antidumping” and “countervailing” duties, as well as “safeguard measures.” These additional duties can be quite high and, as a result, severely limit or altogether impede an exporter’s ability to export to important markets such as the United States and Europe. In several of Ternium’s major export destinations, such as the United States or Europe, safeguard duties and other protective measures have been imposed against a broad array of steel imports in certain periods of excess global production capacity. Furthermore, certain domestic producers have filed antidumping and/or countervailing duty actions against particular steel imports. Some of these actions have led to restrictions on Ternium’s exports of certain types of steel products to some steel markets. As domestic producers’ filing of such actions is largely unpredictable, additional antidumping, countervailing duty or other such import restrictions could be imposed in the future, limiting Ternium’s export sales to and potential growth in those markets. See Item 4. “Information on the Company—Regulation—Trade regulations.”

Potential environmental, product liability and other claims could create significant liabilities for Ternium that could adversely affect its business, financial condition, results of operations and prospects.

Some of the activities for which the Ternium companies supply products, such as canning for consumption, construction and the automotive industry are subject to inherent risks that could result in death, personal injury, property damage or environmental pollution. Furthermore, Ternium’s products are also sold to, and used in, certain safety-critical appliances. Correspondingly, defects in Ternium’s products or an inconsistency with the specifications of an order or the requirements of an application, could result in death, personal injury, property damage, environmental pollution, damage to equipment or disruption to a customer’s production lines. Actual or claimed defects in the products of the Ternium companies could give rise to claims against Ternium or its subsidiaries for losses and expose it to claims for damages, including significant consequential damages. In addition, the Ternium companies are subject to a wide range of local, provincial and national laws, regulations, permits and decrees relating to the protection of human health and the environment, and remediation or other environmental claims could be asserted against Ternium. The insurance maintained by Ternium may not be adequate or available to protect it in the event of a claim or its coverage could be canceled or otherwise terminated. A major claim for damages related to products sold could have a material adverse effect on Ternium’s business, financial condition, results of operations or prospects.

Labor regulations in the countries in which Ternium operates could result in higher labor costs and mandatory allowances for employee participation, resulting in lower net income for Ternium.

Certain legal obligations require Ternium’s operating subsidiaries to contribute certain amounts to retirement funds and pension plans and restrict their ability to dismiss employees. The Ternium companies are also subject to other obligations, such as those in Venezuela and Mexico, under which such subsidiaries are required to distribute a percentage of their annual income calculated on a fiscal basis to their employees. In addition, certain Venezuelan courts have recently ruled in favor of an increase in benefits payable to retired employees of other Venezuelan companies. Future regulations or court interpretations established in the countries in which Ternium conducts its operations could increase its costs and reduce net income.

Risks Relating to our ADSs

The market price for our ADSs could be highly volatile.

The market price for our ADSs is likely to fluctuate significantly from time to time in response to factors including:

•	fluctuations in the Company’s periodic operating results;

•	changes in financial estimates, recommendations or projections by securities analysts;

•	changes in conditions or trends in the steel production industry;

•	changes in the economic performance or market valuations of other companies involved in producing steel;

•	the trading price of Siderar’s shares on the Buenos Aires Stock Exchange;

•	announcements by Ternium’s competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

•	events affecting equities markets in the countries in which Ternium operates;

•	legal or regulatory measures affecting Ternium’s financial condition;

•	departures of management and key personnel; or

•	potential litigation or adverse resolution of pending litigation against Ternium or its subsidiaries.

Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to Ternium’s operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as announced changes in Ternium’s business plans or those of its competitors, could adversely affect the trading price of our ADSs, regardless of the likely outcome of those developments or proceedings. Broad market and industry factors could adversely affect the market price of our ADSs, regardless of its actual operating performance.

Furthermore, the trading price of our ADSs could suffer as a result of developments in emerging markets. Although the Company is organized as a Luxembourg corporation, all of its assets and operations are located in Latin America. Financial and securities markets for companies with a substantial portion of their assets and operations in Latin America are, to varying degrees, influenced by economic and market conditions in emerging market countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Argentina, Venezuela and Mexico. Prices of Latin American securities were adversely affected by, among other things, the economic crises in Russia and in Brazil in the second half of 1998, by the collapse of the exchange rate regime in Turkey in February 2001 and by the Argentine crisis in 2001.

In deciding whether to purchase, hold or sell our ADSs, you may not be able to access as much information about us as you would in the case of a U.S. company.

There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Furthermore, the accounting standards in accordance with which Ternium’s combined consolidated financial statements, as well as the consolidated financial statements of its operating subsidiaries, are prepared differ in certain material aspects from the accounting standards used in the United States.

Holders of our ADSs may encounter difficulties in the exercise of dividend and voting rights.

You may encounter difficulties in the exercise of some of your rights with respect to shares if you hold ADSs rather than shares. If we make a distribution in the form of securities, the depositary is allowed, in its discretion, to sell on your behalf those securities and instead distribute the net proceeds to you. Also, under some circumstances, such as our failure to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary.

Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights until October 26, 2010. The Company, however, may issue shares without preemptive rights only if the newly-issued shares are issued:

•	for, within, in conjunction with or related to, an initial public offering of the shares of the Company on one or more regulated markets (in one or more instances);

•	for consideration other than cash;

•	upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply in connection with any issuance of convertible bonds or other instruments convertible into shares of the Company for cash; and

•	subject to a certain maximum percentage, as compensation to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries or its affiliates, including without limitation the direct issuance of shares or the issuance of shares upon exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares issued or created to provide compensation or incentives to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries or its affiliates.

For further details, see Item 10. “Additional Information—Memorandum and Articles of Association.”

Furthermore, holders of our shares and ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for shares unless those shares are registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) with respect to those rights or an exemption from registration is available. We intend to evaluate, at the time of any rights offering, the costs and potential liabilities associated with the exercise by holders of shares and ADSs of the preemptive rights for shares, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register additional shares. We may decide not to register any additional share, requiring a sale by the depositary of the holders’ rights and a distribution of the proceeds thereof. Should the depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

It may be difficult to obtain or enforce judgments against the Company in U.S. courts or courts outside of the United States.

The Company is a corporation organized under the laws of Luxembourg, and most of its assets are located outside of the United States. Furthermore, most of the Company’s directors and officers named in this annual report reside outside the United States. As a result, investors may not be able to effect service of process within the United States upon the Company or its directors or officers or to enforce against the Company or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. There is doubt as to the enforceability in original actions in Luxembourg courts of civil liabilities predicated solely upon U.S. federal securities law, and the enforceability in Luxembourg courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under Luxembourg law, including the condition that the judgment does not violate Luxembourg public policy.

Item 4. Information on the Company

Overview

Ternium is one of the leading steel companies in the Americas, with a strategic presence in several major steel markets through a network of distribution, sales and marketing services. We believe Ternium is among the largest producers of crude steel in Latin America, with manufacturing, processing and finishing facilities that have an aggregate annual production capacity of approximately 11.6 million tons (during the first months of 2006, the annual capacity decreased by approximately 800,000 tons due to the Company’s management decision to abandon the Hylsamex’s ingot steel plant). The Company believes that it is one of the lowest cost steel producers in the Americas due to its integrated operations, state-of-the-art steel production facilities, access to diversified sources of low-cost raw materials and other production inputs and operating efficiencies.

Ternium produces and distributes a broad range of semi-finished and finished steel products, including value-added products such as cold rolled coils and sheets, tin, galvanized and electrogalvanized sheets, pre-painted sheets and tailor-made flat products. Ternium also produces long steel products such as bars and wire rod.

Ternium primarily sells its steel products in the regional markets of North, Central and South America, where its manufacturing facilities are located, allowing it to provide specialized products and delivery services to its clients. We believe that Ternium is the leading supplier of flat steel products in Argentina and of flat and long steel products in Venezuela, a significant competitor in the Mexican market for flat and long steel products, and a competitive player in the international steel market for flat and long steel products. Ternium maintains a strategic presence in other major steel markets, such as Europe, Asia (mainly China) and Africa through its network of commercial offices, which allows it to reach clients outside its regional markets and place products in case of slower demand in domestic economies, achieve improved effectiveness in the supply of its products and maintain a fluid commercial relationship with its clients by providing continuous services and assistance.

Approximately 63.1% of Ternium’s sales were made to South and Central America, 29.0% to North America, 6.1% to Europe and 1.8% to the rest of the world.

In 2005, Ternium’s net sales were USD4.4 billion, gross profit was USD1,976.8 million, and net income attributable to equity holders was USD704.4 million, which amounts reflect the consolidation of Amazonia and Hylsamex since February 15, 2005 and August 22, 2005, respectively.

A. History and Corporate Organization

We were organized as a joint stock corporation (societé anonyme holding) in the Grand Duchy of Luxembourg on December 22, 2003. Our registered office is located at 46a, Avenue John F. Kennedy – 2nd floor, L-1855 Luxembourg and our telephone number is +352 2668 31 52.

As a part of a recent corporate reorganization, the Techint Group reorganized its investments in flat and long steel manufacturing, processing and distribution businesses by contributing all of its interests in Siderar, Sidor (through Amazonia and Ylopa) and Techintrade to the Company.

On May 6, 2005, San Faustín assigned and contributed to its subsidiary ISL a 100% interest in I.I.I.-Industrial Investments Inc., a British Virgin Islands’ company (“I.I.I. BVI”) and a 100% interest in Fasnet International S.A. (“Fasnet”). The investments then held by I.I.I. BVI consisted principally of a 50.7% interest in Siderar, a 25% interest in Amazonia, a 34.3% interest in Ylopa and a 100% interest in Techintrade.

Also, on May 6, 2005, ISL acquired a 96.77% interest in the Company, which it afterwards increased to an interest of almost 100%.

On June 29, 2005, ISL assigned and contributed to the Company all of its assets (then including, among other things a 100% interest in I.I.I. BVI, a 100% interest in Fasnet and an almost 100% interest in the Company) and liabilities, in exchange for 959,482,775 newly issued shares of the Company. Upon consummation of this contribution, the Company shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased.

On August 22, 2005, we acquired, together with Siderar, an indirect 99.3% interest in the Mexican company Hylsamex and its subsidiaries and the equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, S.A. de C.V., or Alfa, in Amazonia and Ylopa. We have subsequently been purchasing shares of Hylsamex in the open market, subject to applicable law, and our and Siderar’s indirect interest in Hylsamex has increased to 99.8%. As part of the financing for the acquisition, we or our affiliates entered into the following:

•	an amended and restated credit agreement, dated as of August 16, 2005, for an aggregate principal amount of USD1.0 billion, among I.I.I. BVI, as borrower and the lenders named therein (as amended from time to time, the “Ternium Credit Facility”);

•	an amended and restated credit agreement, dated as of August 16, 2005, for an aggregate principal amount of USD380 million among Siderar, as borrower, and the lenders named therein, as lenders (as amended from time to time, the “Siderar Credit Facility” and, together with the Ternium Credit Facility, the “Credit Facilities”); and

•	several convertible and subordinated loan agreements (collectively, the “Subordinated Convertible Loan Agreements” and the loans thereunder, the “Subordinated Convertible Loans”), dated as of various dates, for an aggregate principal amount of USD594.0 million, each among the Company, I.I.I. BVI, as borrower, and Usiminas, Tenaris or other Techint Group companies as lenders (collectively, the “Subordinated Lenders”).

On September 9, 2005, Tenaris exchanged with ISL its 21.2% interest in Amazonia and its 24.4% interest in Ylopa for 209,460,856 shares of the Company.

On September 15, 2005, ISL assigned and contributed to the Company all of its assets (then including a 21.2% interest in Amazonia, a 24.4% interest in Ylopa and 750,021,919 shares of the Company) and liabilities in exchange for 959,482,775 newly issued shares of the Company. Upon consummation of this contribution, the 750,021,919 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased.

On September 22, 2005, the Company assumed all of I.I.I. BVI’s rights and obligations under the Ternium Credit Facility and the Subordinated Convertible Loan Agreements.

On October 27, 2005, Usiminas Europa A/S, a Danish wholly owned subsidiary of Usiminas, assigned and contributed to the Company all of its assets (then including a 5.3% interest in Siderar, a 16.6% interest in Amazonia and a 19.1% interest in Ylopa) and liabilities in exchange for 227,608,254 newly issued shares of the Company. Upon the consummation of this contribution the Company’s issued share capital was increased to USD 1,396,551,886 represented by 1,396,551,886 shares of USD1.00 nominal value each. On the same date, I.I.I. BVI transferred to the Company all of its shares of Siderar, Amazonia, Inversiones Siderúrgicas S.A. (“IS”), Techintrade, Hylsa Latin LLC and Ylopa in consideration of the assumption by the Company of I.I.I. BVI’s obligations under the Ternium Credit Facility and the Subordinated Convertible Loan Agreements.

On November 17, 2005, Siderúrgica del Turbio S.A. “SIDETUR” (“Sidetur”), a subsidiary of Siderúrgica Venezolana “SIVENSA”, S.A. (“Sivensa”), exchanged with ISL its 3.4% interest in Amazonia for 33,800,735 shares of the Company (the “Sivensa Exchange”).

On January 11, 2006 the Company launched an initial public offering of 24,844,720 American Depositary Shares, each representing 10 shares of the Company (each an “ADS”), in the United States. In connection with the offering, the Company granted the underwriters of the Company’s initial public offering an option to purchase up to 3,726,708 additional ADSs to cover over-allotments in the sale of the ADSs.

On January 31, 2006, ISL and the Company entered into a Corporate Reorganization Agreement (the “Corporate Reorganization Agreement”) pursuant to which ISL assumed a firm and irrevocable commitment to (i) deliver shares of the Company to the underwriters of the Company’s initial public offering and to the Subordinated Lenders in an amount sufficient to satisfy the Company’s obligation to deliver shares of the Company to the underwriters (other than with respect to the underwriters’ over-allotment option) and to the Subordinated Lenders pursuant to the terms of the offering and the Subordinated Convertible Loan Agreements and, (ii) as soon as practicable after ISL’s delivery of such shares, contribute all of its assets and liabilities to the Company in exchange for 959,482,775 newly issued shares of the Company.

On February 6, 2006, the Company’s initial public offering settled, and ISL delivered for and on behalf of the Company 248,447,200 Ternium shares to the underwriters of the offering and 374,272,579 Company shares to the Subordinated Lenders.

As provided in the Corporate Reorganization Agreement, on February 9, 2006, ISL assigned and contributed to the Company all of its assets (then including the 3.4% interest in Amazonia acquired pursuant to the Sivensa Exchange, two notes issued by the Company in consideration of ISL’s delivery of Company shares pursuant to the Corporate Reorganization Agreement and 374,272,579 shares of the Company) and liabilities in exchange for 959,482,775 newly-issued shares of the Company. Upon consummation of this contribution, the 374,272,579 Company shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD1,981,762,082, represented by 1,981,762,082 shares, each having a nominal value of USD1.00.

On February 23, 2006, the underwriters of the Company’s initial public offering exercised in part the over-allotment option granted by the Company. In connection with this over-allotment option exercise, on March 1, 2006, the Company issued 22,981,360 new shares against payment in cash of an aggregate subscription price of USD45,962,720 and the Company’s issued share capital was increased to USD2,004,743,442, represented by 2,004,743,442 shares, each having a nominal value of USD1.00.

B. Business Overview

Our Business Strategy

Our main strategic objective is to enhance shareholder value by strengthening Ternium’s position as a low cost producer of steel products in a manner consistent with minority shareholder rights, while further consolidating Ternium’s position as a leading flat and long steel producer in Latin America and a strong competitor in the Americas with strategic presence in several other major steel markets.

The main elements of this strategy are:

•	Further integrate Ternium’s operations. We have recently changed our functional organization from three independent companies to one company organized under business units with specific geographic and functional responsibilities. Integrating the operations of our subsidiaries is expected to allow Ternium to better serve its clients, to increase the diversification of its products, to benefit from enhanced flexibility and operative synergies and to rationalize its cost structure;

•	Enhance Ternium’s position as a low cost producer. We believe that further integration of Ternium’s operating facilities including the recently acquired Hylsamex, should improve utilization levels of its plants, increase efficiency and further reduce production costs from levels that we already consider to be among the most competitive in the steel industry;

•	Implementing Ternium’s best practices. We believe that the implementation of Ternium’s commercial and production best practices in acquired new businesses should generate additional benefits and savings. For example, we believe that the implementation of Ternium’s cost control procedures and performance analysis in Hylsamex will improve control over production variables and lead to future cost savings;

•	Focus on higher margin value-added products. We intend to continue to shift Ternium’s sales mix towards higher margin value-added products, such as cold rolled sheets and coated and tailor-made products, and services, such as just-in-time delivery and inventory management. In addition, the acquisition of Hylsamex will allow Ternium to expand its offerings of value-added products, such as galvanized products and panels;

•	Maximize the benefits arising from Ternium’s broad distribution network. We intend to maximize the benefits arising from Ternium’s broad network of distribution, sales and marketing services to reach clients in major steel markets with a comprehensive range of value-added products and services and to continue to expand its customer base and improve its product mix. In addition, the acquisition of Hylsamex is expected to allow us to increase Ternium’s participation in the North American market; and

•	Pursue strategic growth opportunities. The Techint Group has a history of strategically growing its businesses through acquisitions. In addition to strongly pursuing organic growth, we intend to identify and pursue growth-enhancing strategic opportunities to consolidate Ternium’s presence in its markets, expand its offerings of value-added products and increase its distribution capabilities.

Our Competitive Strengths

We believe that the following competitive strengths distinguish Ternium from its competitors and enhance its leading market position:

•	State-of-the-art, low cost producer. The combination of a portfolio of state-of-the-art, low cost steel production mills (some of which are located near proprietary iron ore mines), access to diversified sources of low-cost raw materials and cost-competitive energy and labor sources and other production inputs and operating efficiencies makes Ternium a low cost producer of steel and value-added products;

•	Strong market position and extensive market reach. Ternium has leading market participation in Argentina and Venezuela and has a strong market position in Mexico. The location of its production facilities gives Ternium favorable access to some of the most important regional markets in the Americas, including the North American Free Trade Agreement, or NAFTA, Mercado Común del Sur, or Mercosur, and the Comunidad Andina de Naciones, or Andean Community;

•	Experienced and committed management team. Our management team has extensive experience in, and knowledge of, the steel industry, which enhances Ternium’s reputation in the global steel markets. A large percentage of our senior managers have spent their entire careers working within the steel businesses of the Techint Group and its related companies. Our management team has substantial experience in increasing productivity and reducing costs, as well as in identifying, evaluating and pursuing growth opportunities and integrating acquisitions; and

•	Strong financial position. We believe that, since the completion of our initial public offering in February 2006, Ternium has maintained a solid financial position. In particular, our relatively low debt to equity capital structure, together with our strong cash flow generation, provides us with the flexibility and resources to enhance existing businesses through investment projects and to make strategic investments and acquisitions.

Our Products

The Ternium companies produce mainly finished and semi-finished flat and long steel products which are sold either directly to steel processors or to end-users, after different value-adding processes. Flat steel products include hot rolled coils and sheets, cold rolled coils and sheets, tin plate, hot dipped galvanized and electrogalvanized sheets and pre-painted sheets. Galvanized and pre-painted sheets can be further processed into a variety of corrugated sheets, trapezoidal sheets, corrugated and galvanized steel guard rails and drains and other tailor-made products to serve its customers’ requirements. Long steel products include billets (steel in its basic, semi-finished state), wire rod and bars.

Flat steel products

Slabs: Slabs are semi-finished steel forms that are used as inputs for the production of flat steel products such as hot rolled coils, cold rolled coils, and the coated and tailor-made products described below. A slab is different from a billet (the semi-finished product used for long steel production) mainly in its dimensions. Both slabs and billets are generally continually casted. The use of slabs is determined by its dimensions and by its chemical and metallurgical characteristics.

Hot rolled products: Hot rolled products are used by a variety of industrial consumers in applications such as the manufacturing of wheels, auto parts, pipes, gas cylinders and containers. They are also directly used for the construction of buildings, bridges and railroad cars, and for the chassis of trucks and automobiles. Hot rolled products can be supplied as coils or as sheets cut to a specific length. These products also serve as inputs for the production of cold rolled products.

Cold rolled products: Cold rolled products are sold mainly to the automotive, home appliance and capital goods sectors, as well as to galvanizers, drummers, distributors and service centers. Cold rolled coils are sold as coils or cut into sheets or blanks to meet customers’ needs.

Tin plate: Given its resistance to corrosion and its mechanical and chemical characteristics, tin plate is mainly sold to the packaging industry for food, sprays and paint containers. Tin plate is produced by coating cold rolled coils with a layer of tin that is attached with an electrolytic charge.

Hot dipped galvanized and pre-painted sheets: The construction industry is the main market for hot dipped galvanized products. Hot dipped galvanized sheets are produced by adding a layer of zinc to cold rolled coils, which are afterwards cut into sheets. Galvanized sheets can also be pre-painted, resulting in a product that is mainly sold to the construction industry for building coverings, manufacturing of ceiling systems, panels, air conditioning ducts and several other uses. Since the acquisition of Comesi S.A.I.C., Ternium also offers a distinctive type of galvanized product with the trademark “CINCALUM.” This product is manufactured by adding layers of zinc and aluminum to cold rolled coils.

Electrogalvanized and pre-painted sheets: Electro-galvanized and pre-painted sheets are sold not only to customers in the automotive and home appliance industries, but also to clients working in the construction of road-defenses, sewage systems, bridges and other infrastructure projects. Electro-galvanized and pre-painted sheets are produced from cold rolled coils by adding a layer of zinc that is attached with an electrolytic charge. The electro-galvanized coils are subsequently cut and sold either as sheets or are further processed with a color coating to produce pre-painted sheets. Electro-galvanization provides products with a longer useful life and more resistance to corrosion.

Long steel products

Steel billets: Billets are semi-finished steel forms that are used as inputs in the production of long steel products such as bars, channels or other structural shapes. A billet is different from a slab mainly in its dimensions. Both billets and slabs are generally cast using the continuous casting method.

Wire rod: Rods are round, thin, semi-finished steel lengths that are rolled from a billet and coiled for further processing. Rods are commonly drawn into wire products or used to make bolts and nails. Wire rod can be produced in different qualities according to clients’ demands.

Bars: Bars are long steel products that are rolled from billets. Two of the most common types of bars produced are merchant bars and reinforcing bars (rebar). Merchant bars include specific shape features such as rounds, flats, angles, squares and channels that are used by clients to manufacture a wide variety of products such as furniture, stair railings and farm equipment. Rebar is used to strengthen concrete highways, bridges and buildings.

Other products

Steel pipes and tubular products: Welded steel pipe is typically used for the transport of water, air, gas and other liquids. Tubular products include galvanized pipes for liquid conduction, structural and industrial applications and light structural shapes which can be used for a variety of applications, including the transport of other forms of gas and liquids under high pressure, pipe for electrical cable conduits and also for oil and gas applications.

We also produce pig iron and pellets.

Within each of the basic product categories there is a range of different “items” of varying qualities and prices that are produced either to meet the particular requirements of end users or sold as commodity items.

Production Process and Facilities

Ternium operates state-of-the-art steelmaking facilities. We consider Ternium to be among the lowest cost producers in the Americas, as a result of:

•	strategically located plants;

•	favorable access to raw materials, some purchased under long-term contracts and others available at proprietary mines, and access to cost competitive energy and labor sources;

•	operating history of almost 40 years, which translates into solid industrial know-how;

•	constant benchmarking and best-practices sharing among the different facilities; and

•	intensive use of information technology in its production processes.

Our main steel production facilities are located in Argentina, Venezuela and Mexico. The following map shows Ternium’s manufacturing centers and commercial network offices around the world.

Ternium’s aggregate production capacity of hot rolled steel products for the year ended December 31, 2005 was 7.6 million tons. Ternium’s aggregate production capacity of long steel products (wire rod and rebar) was 2.1 million tons for the same year. In this annual report, annual production capacity is calculated based on standard productivity, estimated product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

Argentina

Ternium’s subsidiary Siderar is located in Argentina and conducts its operations through production facilities at the five locations described below. Each facility is owned by Siderar and located in the Province of Buenos Aires, Argentina.

The following table presents the annual production capacity of the major operational units of the facilities located in Argentina as of December 31, 2005, the year in which operations started for the relevant units and the year of the last major overhaul:

	Capacity	Start year	Year of last major overhaul
	(Thousand tpy)
Coke Plants	1,070	1974	1996
Sinter Plant	1,200	1972	2002
Blast Furnace No. 1	1,340	1960	2004
Blast Furnace No. 2	2,260	1974	1995
Continuous Casting	2,850	1984	2003
Hot Rolling Mills	2,460	1962	2004
Cold Rolling Mills	1,540	1962(1)/1969(2)	1998(1)/1998(2)
Tinning Mills	160	1966	2003
Galvanizing Mills	520	1970(3)/1976(4)	1998(3)/2002(4)
Electro-galvanizing Mill	85	1993	2001
Painting Facilities	55	1982	2000

(1)	Ramallo
(2)	Ensenada
(3)	Haedo
(4)	Canning

Ramallo. Our principal manufacturing facility in Argentina is a fully integrated, strategically located plant on the banks of the Paraná River near the town of San Nicolás in the district of Ramallo, which is approximately 280 kilometers north of the city of Buenos Aires. This plant was acquired in the privatization of the state-owned company Somisa in 1992. The Ramallo facility produces all of Siderar’s crude steel and has an effective annual production capacity of 2.8 million tons per year (“tpy”). The Ramallo facility includes:

•	a coke oven plant composed of two compound coke batteries, with a total of 89 ovens. The coke ovens have an aggregate capacity of 1.1 million tpy;

•	a continuous feed sinter plant with a total capacity of 1.2 million tpy;

•	two blast furnaces: No. 2 with a total capacity of 2.3 million tpy and No. 1 with a capacity of 1.3 million tpy. Blast Furnace No. 1 was fired up in October 2004, after 9 years of inactivity, to cover the production requirements of the steel complex during the relining of Blast Furnace No. 2;

•	a steel making plant, with three 200-ton basic oxygen converters, a ladle furnace and one two-stand slab continuous casting machine with a capacity of 2.8 million tpy;

•	a hot rolling mill, comprised of an 11-stand continuous wide hot strip roller with a total capacity of 2.5 million tpy;

•	a cold rolling mill, with a pickling line, a four-stand tandem cold reduction line with a capacity of 0.6 million tpy, an electrolytic cleaning line, two annealing bays, and two temper/skin pass lines;

•	an electrolytic tinning mill with a total capacity of 160 thousand tpy;

•	two service centers: one for tin plated products, with a current capacity of 155 thousand tpy and another for hot rolled product with a capacity of 130 thousand tpy;

•	a 27 foot deep, two-dock port on the Paraná river used for the reception of raw materials (mainly iron ore and coal) and for the shipment of finished products; and

•	auxiliary services such as a thermo-electric plant, an oxygen, nitrogen and argon gas-separation plant, lime kilns, a maintenance shop and computer and training centers.

Ensenada. The Ensenada plant has a capacity of up to 1.0 million tpy of cold rolled uncoated sheets and coils. The hot rolled coils it uses come from the Ramallo facility, located at a distance of 330 kilometers by land and approximately 300 kilometers by river. The plant is located on the bank of the River Plate at Ensenada, approximately 70 kilometers south of Buenos Aires. The facility includes:

•	a cold rolling mill with a pickling line, a four-stand tandem cold reduction line, an annealing line, a one-stand temper/skin pass line, one tension flattening line and one inspection line for sheet and coil; and

•	a private port with one freight platform of 150 meters capable of unloading vessels of up to 35 thousand tons and other auxiliary installations for maintenance and administrative activities.

Florencio Varela. This facility is located in Florencio Varela, 30 kilometers south of Buenos Aires at a distance of 35 kilometers and 295 kilometers from Ensenada and Ramallo, respectively. This plant receives cold rolled coils from Ensenada and Ramallo as raw material for its own processes. The facility in this location includes:

•	Sidercolor, which is an electrolytic galvanizing plant with a capacity of 85 thousand tpy of electrogalvanized sheet and includes one soluble anode electrolytic galvanizing line, one cut-to-length line and auxiliary installations.

•	two service centers that produce blanks, skelp and sheets, which are customized steel shapes cut from flat steel products for use by customers in the manufacture of finished products. Ternium’s production of customized products enables its customers to shorten their lead time for their own production. The service centers have a production capacity of 290 thousand tpy of blanks and customized products and operate cut-to-length lines, a flattening line, a slitting line and a packaging line for sheet and auxiliary installations comprised of a maintenance shop and an office building.

Haedo. The Haedo plant is located at a distance of 90 kilometers from the Ensenada facility and 270 kilometers from Ramallo. Crude cold rolled sheets used at the plant are received from the Ramallo and Ensenada facilities. The Haedo plant includes a continuous hot dipped galvanizing line with a capacity of 180 thousand tpy of coated sheets. The facility also operates a cut-to-length line, four shapers and five presses. In addition, its auxiliary installations include a maintenance shop, a laboratory and an office building.

Canning (formerly Comesi). This facility is located in Canning, approximately 40 kilometers south of the city of Buenos Aires. This facility includes:

•	a galvanizing line with a capacity of 340 thousand tpy used for the production of hot dipped galvanized steel and products under the trademark “CINCALUM.”

•	a continuous painting line for coils with a capacity of 55 thousand tpy fully dedicated to the construction and home appliance markets.

•	a cut-to-length line and corrugating machines for the production of a variety of corrugated products.

Venezuela

Sidor is Ternium’s Venezuelan integrated steel manufacturing complex with flat and long steel production capabilities. It is located close to the city of Puerto Ordaz, in the industrial zone of Matanzas on the banks of the Orinoco River. This prime location connects the facilities directly to the Atlantic Ocean.

The following table presents the annual production capacity of the major operational units of the complex located in Venezuela as of December 31, 2005, the year in which operations started for the relevant units and the year of the last major overhaul:

	Capacity	Start year	Year of last major overhaul
	(Thousand tpy)
Pelletizing Plant	8,000	1979	2004
Direct Reduction Plant	4,500	1976/1978/1980(1)	2004
Slabs Steel Shop	3,600	1978	2004
Hot Rolling Mills	2,800	1973	2005
Cold Rolling Mills	1,700	1974	2005
Tinning Mills	200	1973	2005
Billets Steel Shop	1,400	1979	2003
Wire Rod	600	1979	2004
Bar Mill	500	1979	2000

(1)	The three years correspond to the start years of the three direct reduction modules.

The complex includes:

•	a pellet plant that produces pellets used as raw materials in the production of direct reduction iron, or DRI, with a total capacity of 8.0 million tpy;

•	three types of direct reduction technologies to produce DRI: a continuous bed reduction technique using Midrex I (1.1 million tpy) and Midrex II (2.7 million tpy) technologies with an aggregate production capacity of 3.8 million tpy; and one fixed bed reduction technique using HYL II technology with a total production capacity of 0.7 million tpy;

•	a steel making plant, that comprises four 200-ton electric arc furnaces, two 190-ton electric arc furnaces for secondary metallurgy and three two-stand continuous slab casting machines with a capacity of 3.6 million tpy;

•	a hot rolling mill, that comprises a six-stand continuous hot strip roller with a capacity of 2.8 million tpy;

•	a cold rolling mill with a capacity of 1.7 million tpy, with two pickling lines, one electrolytic cleaning line, two five-stand tandem cold reduction lines, two annealing bays, three temper/skin pass scissors lines and finishing lines;

•	facilities for the production of billets that include two 150-ton electric arc furnaces and two six-stand continuous billets casting machines with a capacity of 1.4 million tpy;

•	facilities for the production of wire rod, that comprise an eight-stand rolling mill with two lines and finishing rolling facilities with a capacity of 0.6 million tpy;

•	facilities for the productions of bars that comprise a finishing four-stand rolling line with a capacity of 0.5 million tpy; and

•	a port located on the Orinoco River, 195 miles from the Atlantic Ocean, that operates 11 cranes for the loading and unloading of finished products and raw materials, respectively. The dock is 1,037 meters long and allows the docking of six ships of up to 20 thousand tons.

Mexico

Ternium conducts operations through facilities located in the Mexican cities of Monterrey, Apodaca and Puebla. Furthermore, Ternium sources all of the iron ore used in its Mexican facilities from its mines located in Colima and Michoacán, and refines that iron ore into DRI using proprietary technology.

Monterrey. Ternium’s facilities at San Nicolás de los Garza, located in Monterrey’s metropolitan area, include:

•	a steel making plant that comprises two electric arc furnaces, two ladle furnaces, two thin-slab continuous casters and a hot rolling mill (Mill No. 2);

•	a hot rolling mill (Mill No. 1).

•	two DRI facilities: one adjacent to Mill No. 2 that includes the latest DRI HYL® technology advances, such as Hytemp®, which permits the hot discharge of the DRI to the electric arc furnace generating significant energy savings and improving productivity;

•	two pickling lines, four reversing cold mills, annealing ovens, two temper mills, a skin-pass mill and tension leveling equipment, each of which is shared by both mills;

•	three galvanization lines with a total annual capacity of 500,000 tons;

•	three painting lines with a total annual capacity of 300,000 tons;

•	ten tubing mills with an annual capacity of 290,000 tons;

•	three panel lines with a total annual capacity of 2.5 million square meters; and

•	a steel service center that produces a variety of specialized products, with a total annual capacity of 544,000 tons.

The following table summarizes the annual production capacity (which does not represent the combined capacity of all the lines operating simultaneously) for the different flat steel production lines at the Monterrey facilities.

Facility	Product	Capacity
		(Thousands tpy)
Direct Reduction Plants	DRI	1,570
Mill No. 1 Hot Rolling Mill	Hot rolled coils	620
Mill No. 2 Continuous Casting Mill	Hot rolled coils, ultra-thin hot band	1,650
4 Cold Mills	Cold rolled coils	760
3 Galvanizing Lines	Galvanized and coated sheets	500
3 Painting Lines	Pre-painted sheets	300
10 Tubing Mills	Thin tubing	320
3 Panel Lines	Insulated steel panels	2,500	(1)

(1)	Measured in square meters.

The primary raw materials required for the Monterrey facilities’ production of steel include DRI, which Ternium produces in its own direct reduction facilities, and/or other iron material in combination with steel scrap that Ternium buys in the domestic or international markets. Ternium’s materials procurement policy is described in greater depth in the section entitled “—Raw Materials and Energy.”

Next to Ternium’s Monterrey facilities is the Acerex service center dedicated to processing steel to produce slitted and cut to length products in various widths and lenghs. Acerex has a total annual capacity of 544 thousand tons. Acerex was a joint venture and in April 2006, Ternium acquired (through its subsidiary Hylsa) the remaining 50% ownership interest. Hylsamex (through its subsidiary Hylsa) owns 100% of Acerex. Acerex functions as a cutting and processing plant for Ternium’s Mexican operations and an independent processor for other entities.

The North Plant—Apodaca. Located in Apodaca, Nuevo León (near Monterrey, Mexico), the North Plant is dedicated exclusively to the production of rebar. This plant uses 100% steel scrap as metallic input for its operations, and includes an electric arc furnace, a continuous caster, a reheating furnace and a rolling mill. Installed production capacities for the different production lines of the North Plant are set forth in the following table.

Facility	Product	Capacity
		(Thousands tpy)
Billets Steel Plant	Billet	530
Rolling Mill	Rebar	440

The Puebla Plant—Xoxtla. Located in Xoxtla, Puebla (120 km from Mexico City), the Puebla Plant produces both rebar and wire rod, including high-carbon, low-carbon and micro-alloyed wire rod. The Puebla Plant has a direct reduction facility to produce DRI, one electric arc furnace, a ladle furnace, a vacuum degassing station, one continuous caster, a reheating furnace and rolling and finishing mills. Installed production capacities for the different production lines of the Puebla Plant are set forth in the following table.

Facility	Product	Capacity
		(Thousands tpy)
Direct Reduction Plant	DRI	860
Billets Steel Plant	Billet	770
Rolling Mill	Rebar and wire rod	540

Las Encinas mines. Las Encinas is composed of three separate iron ore mines, Aquila, Cerro Náhuatl and San Ramón, each of which is located near its pelletizing plant in the Mexican State of Colima, with a maximum annual capacity of 1.8 million metric tons.

•	Aquila is an open-pit mine in Michoacán, Mexico, which began operations in 1998 and is the largest mine at the Las Encinas site. Aquila has the highest percentage of iron content among the Las Encinas mines, and has the option of producing raw iron ore lump that can be used directly in the DRI plants mixed with pellets. Ore mined at Aquila is transported to the pelletizing facility by rail and truck.

•	Cerro Náhuatl is an open-pit mine in Colima, Mexico, which began operations in 1988.Cerro Náhuatl has the lowest percentage of iron content among all of Ternium’s mines at Las Encinas, and therefore has the lowest ore processing efficiency. Ore mined at Cerro Náhuatl is transported to Ternium’s pelletizing facility through a seven kilometer slurry pipe and then 42 kilometers by rail.

•	San Ramón is an underground mine in Jalisco, Mexico, which began operations in 1998 and is not currently in use, as the Aquila mine is a less expensive option for supplying iron ore. An open pit mine called El Encino was previously operated on the same site. It began operations in 1970 and was depleted in 1998. Ore mined at San Ramón is transported to the pelletizing facility by gondola.

Ternium’s mining operations at Las Encinas are flexible, giving Ternium the ability to halt production at one or more of its mines from month to month depending on market conditions. Annual production capacities for the different production lines of the Las Encinas mines are set forth in the following table.

Facility	Product	Capacity
		(Thousands tpy)
Grinding Plant	Grinded ore	4,220
Concentration Plant	Concentrated	1,800
Pelletizing Plant	Pellet	1,800

For further information please refer to “—Production Process—Mexico.”

Peña Colorada mine. The Peña Colorada mine consists of a single large mining site located in Minatitlán, Colima, Mexico. The mine is an open-pit mine which began operations in 1975, and has a production capacity of 4.0 million metric tons per year. There are two pelletizing plants serving the Peña Colorada mine, with a total installed production capacity of 4.0 million tons of iron ore pellets per year. Peña Colorada has convenient access to seaport and railroad facilities that enables the distribution of the iron ore pellets to the domestic and international markets.

Peña Colorada is operated by Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V., which has two shareholders—Hylsamex and Mittal Steel Lazaro Cárdenas (“MSLC”), a subsidiary of the Mittal Steel group. Through Hylsamex, Ternium holds 50% plus one share of Peña Colorada and MSLC holds the remainder. Hylsamex is committed to purchase one half of the mine’s production. See “—Raw Materials and Energy—Mexico—Iron ore.” Annual production capacities for the different production lines of the Peña Colorada mine are set forth in the following table.

Facility	Product	Capacity
		(Thousands tpy)
Grinding Plant	Grinded ore	8,600
Concentration Plant	Concentrated	4,500
Pelletizing Plant	Pellet	4,000

For further information please refer to “—Production Process—Mexico.”

Production process

Ternium specializes in manufacturing and processing flat and long steel products. In the case of flat products, slabs are reheated and taken to rolling temperature. This treatment removes minor superficial defects and softens the steel to permit its transformation in the hot rolling mill to defined specifications. Hot rolled coils and sheets can be processed with or without scaling, according to the clients’ uses and needs.

Hot rolled products can also be put under a deformation process at normal temperature (cold rolling) to reduce their thickness and obtain cold rolled products. These products can be sold in crude form to the market (full hard) or processed in the reheating ovens, annealing bays and tempers lines, to modify their metallurgic and geometric characteristics. The tempered products can be sold as coils or sheets or processed with chromium or tin coverings.

In the production of long products, billets are reheated and taken to rolling temperature. As in the case of slabs, this treatment removes minor superficial defects and softens the steel to permit its transformation in the rolling trains to obtain wire rods and bars as final products.

The production processes in Ternium’s facilities in Argentina, Venezuela and Mexico differ in certain respects. We include a brief description of the different processes below.

Argentina

Ternium’s Argentine subsidiary, Siderar, is the primary integrated manufacturer of flat steel products in Argentina. Siderar produces crude steel through the use of blast furnaces, which are large chambers lined with refractory bricks used to make pig iron through the melting of pellets, sinter (a mixture of iron ore and limestone) and coke. The molten pig iron is then mixed with steel scrap and limestone in a basic oxygen furnace through a process that removes impurities from the pig iron by injecting pure oxygen at high pressure into the molten metal, burning-off carbon and other elements. The molten steel is then cast using the continuous casting method into slabs. The steel slabs are then sent to a hot rolling mill to be reheated and rolled into hot rolled coils.

Depending on its final use, the hot rolled coil is then scaled, tempered and pickled, before being sent for sale as coil or cut into steel sheet. Alternatively, the hot rolled coils may be sent to a cold rolling mill for use as an input in the production of cold rolled coils. In certain cases, cold rolled coils are processed in an electrolytic cleaning line, an annealing line and a two-stand temper mill to produce thin steel used to produce tin plate.

Cold rolled coils can be further processed into galvanized or electro galvanized sheets (by adding a thin layer of zinc to the products through different processes), tin plate (by adding a thin layer of tin) or pre-painted products. Siderar can also process its production into cut-to-length and tailor made products according to its customers’ needs.

Venezuela

In Venezuela, Ternium’s subsidiary Sidor manufactures a wide variety of steel products ranging from semi-finished products such as slabs and billets to finished products such as hot, cold and coated flat products and wire rod and bar long products.

Sidor produces steel through the direct reduction of iron ore, and the use of electric arc furnaces that are complemented by secondary metallurgy equipment to assure product quality.

The first step of the production process is the agglomeration of iron ore minerals in the pellet plant. The pellets obtained are further processed in the direct reduction furnaces, to obtain DRI that can be used as raw material in the electric arc furnaces to produce steel.

The resulting molten steel, which is obtained using primarily DRI, has a high quality and low content of residues and impurities. The molten steel is then refined in the secondary metallurgic facilities, where it is mixed with ferroalloys. The steel is afterwards casted into semi-finished products (slabs or billets) that are destined for the production of flat or long products, respectively.

Mexico

In Mexico, Ternium’s subsidiary Hylsamex manufactures a variety of steel products, including hot rolled coils and sheets, cold rolled coils and sheets, rebar and wire rod, tubular products, such as welded pipes, and processed steel products including galvanized steel, pre-painted steel, mechanical tubular products and insulated panels.

The production process begins with the sourcing of iron ore from Ternium’s own mines in Mexico. The extraction consists of drilling, loading and transporting the iron ore to a grinding facility in order to reduce it to a specified size and quality through the grinding process and the separation of ore with low iron content.

The ore is then shipped to the pelletizing plant, where is gradually fed into a grinding mill to be reduced to a certain size. After grinding, the ore goes through magnetic drums that separate the iron from the sterile material. The grinding and concentration processes are repeated two more times in order to eliminate all the possible sterile material, concentrate the iron to obtain a pellet with high iron content. These processes are carried out using water as an auxiliary element. Excess water is afterwards eliminated, leaving only the necessary humidity for the formation of pellets using pelletizing disks. Pellets are separated according to their size and are then hardened in ovens. The processed pellets are then shipped to the steel producing facilities for the DRI process. Next, the electric arc furnaces melt a combination of steel scrap and DRI to produce liquid steel.

For flat products, molten steel is casted into slabs using state-of-the-art technology that produces thin slabs, which then are rolled into hot and cold rolled coils. The steel is then further processed to higher value-added products such as galvanized and prepainted steels, as well as tubing, insulated panels and architectural panels, etc.

Finally, for long products, molten steel is cast into steel billets that are rolled into rebar and wire rod, such as tire cord and cold heading qualities.

One of Monterrey’s DRI plants includes the latest DRI HYL® technological advances, such as Hytemp®, which permits the hot discharge of the DRI to the electric arc furnace generating significant energy savings and improving productivity. The use of state-of-the-art proprietary technology allows Hylsamex’s production in Mexico to accommodate higher proportions of steel scrap and other metallic charge when high natural gas prices make DRI more expensive to produce.

Sales and Marketing

Net Sales

Ternium primarily sells its steel products in the regional markets of North, Central and South America, where it can leverage its strategically-located manufacturing facilities to provide specialized products and delivery services to its clients.

Our total net sales amounted to USD4.4 billion in 2005, USD1.6 billion in 2004 and USD1.1 billion in 2003. For further information on our net sales see Item 5. “Operating and Financial Review and Prospects—Results of Operations”.

The following table shows Ternium’s total combined consolidated net sales by product and geographical region in terms of U.S. dollars for the years indicated:

	For the year ended December 31,
In thousands of U.S. dollars	2005	2004	2003
Flat Steel Product Sales

South and Central America	2,383,515	999,567	673,453
North America	859,871	94,299	40,998
Europe	267,934	149,671	171,027
Other	59,094	22,660	70,113

Total Flat Steel Products Sales	3,570,414	1,266,197	955,591

Long Steel Product Sales

South and Central America	370,634	—	—
North America	252,576	—	—
Europe	2,158	—	—
Other	—	—	—

Total Long Steel Product Sales	625,368	—	—

Trading Sales(1)

South and Central America	—	116,624	37,098
North America	—	136,530	45,620
Europe	—	62,702	13,006
Other	—	9,371	2,537

Total Trading Sales	—	325,227	98,261

Total Other Sales(2)	251,898	7,501	2,714

Total Sales	4,447,680	1,598,925	1,056,566

(1)	The item “Trading” includes mainly trading activities for the year ended December 31, 2004 and 2003. The consolidation of Amazonia’s results since February 15, 2005 resulted in the elimination of intercompany sales between Sidor and Ternium’s subsidiaries, following which trading activities are no longer material.
(2)	The item “Other Sales” includes mainly sales of pig iron, iron ore pellets and steel tubes.

In thousands of tons (unaudited)	For the year ended December 31,
	2005	2004	2003
Flat Steel Product Sales Volume

South and Central America	3,462	1,718	1,440
North America	1,300	147	119
Europe	408	270	456
Other	107	41	226

Total Flat Steel Product Sales Volume	5,276	2,176	2,241

Long Steel Product Sales Volume

South and Central America	709	—	—
North America	503	—	—
Europe	5	—	—
Other	—	—	—

Total Long Steel Product Sales Volume	1,218	—	—

Trading Sales Volume(1)

South and Central America	—	159	53
North America	—	246	130
Europe	—	110	37
Other	—	32	6

Trading Sales Volume	—	546	226

Total Sales Volume(2)	6,494	2,722	2,467

(1)	The item “Trading” includes mainly trading activities for the year ended December 31, 2004 and 2003. The consolidation of Amazonia’s results since February 15, 2005 resulted in the elimination of intercompany sales between Sidor and Ternium’s subsidiaries, following which trading activities are no longer material.
(2)	The total sales volume does not include 130 thousand tons and 26 thousand tons of other sales item in 2005 and 2004, respectively.

South and Central America

Sales to customers in South and Central America accounted for 63.1% of Ternium’s combined consolidated sales during 2005, 70.3% during 2004 and 67.5% during 2003. See Item 5. “Operating and Financial Review and Prospects—Results of operations—Fiscal year ended December 31, 2005 compared to fiscal year ended December 31, 2004—Net sales” and —Fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003—Net sales.”

Ternium’s sales are oriented toward the construction and agriculture industry, the packaging and canning sector (especially for food, paints and sprays), the tube and pipe sector (related to liquids and gas transportation and distribution networks), the automotive industry, the home appliances sector and service centers that further process Ternium’s steel products to attend to particular requirements of steel users.

Ternium serves industrial clients (such as those of the automotive industry) that require customized products that it can produce through its service centers and finishing facilities, as well as commercial clients that further process steel. The customer base in South and Central America consists primarily of independent small- and medium-sized companies and distributors, which in turn process or retail the products to their customers in different market sectors.

Ternium’s principal clients in the region are located in Argentina and Venezuela. Its sales in these countries are sensitive to the general economic conditions and government actions and policies, such as the restrictions in Argentina and Venezuela on certain foreign currency transfers. For further information on the risks related to an investment in Argentina or Venezuela please refer to Item 3. “Key Information—Risk Factors—Risks Related to the Countries in Which We Operate.” We also sell to clients in other South American countries, including Colombia, Ecuador and Peru.

North America

Sales to customers in North America accounted for 29.0% of Ternium’s combined consolidated sales during 2005, 14.4% during 2004 and 8.2% during 2003. See Item 5. “Operating and Financial Review and Prospects—Results of operations—Fiscal year ended December 31, 2005 compared to fiscal year ended December 31, 2004—Net sales” and —Fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003—Net sales.”

Ternium’s largest markets in North America are Mexico and the United States.

Most of Ternium’s Mexican customers are located near its plants in Puebla and Monterrey. The main markets for flat steel in Mexico are the construction industry, industrial customers in the packaging, electric motors, service center industries, distributors and auto parts manufacturers. The principal segments in the Mexican coated steel market are construction, manufacturing (air conditioning, lamps and furniture), appliances and auto parts. Ternium generally serves industrial clients that require high quality specifications, as well as commercial clients through service centers and warehouses. The rebar and wire rod markets in Mexico are generally characterized by a large number of orders of small volume, and competition is largely based on price. The customer base for bar and rod products in Mexico consists primarily of independent dealers and distributors, who in turn retail the products to their customers in the construction industry. Ternium markets its tubular products mainly through Mexican independent distributors, and the balance is sold directly to industrial clients.

Clients in the United States are served directly through the commercial offices, distribution and service centers of Ternium, which manage transport and logistics issues and provide local services and assistance. The Gulf Coast and a large portion of the West Coast, in particular, are fast growing regions in which our Hylsa’s facility is highly competitive. The main markets in the United States are the construction industry and the energy market and its related steel consumption.

Europe

Sales to customers in Europe accounted for 6.1% of Ternium’s combined consolidated sales during 2005, 13.3% during 2004 and 17.4% during 2003. See Item 5. “Operating and Financial Review and Prospects—Results of operations—Fiscal year ended December 31, 2005 compared to fiscal year ended December 31, 2004—Net sales” and —Fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003—Net sales.”

Ternium’s largest markets in Europe are Spain and Italy. Clients in Europe are mainly independent, small- and medium-sized companies dedicated to steel processing. A large part of their purchases are of cold rolled coils and coated products, which are mainly produced in Argentina. Their production is generally directed toward the construction, furniture and appliance industries. Ternium’s sales to Europe are carried out through the Ternium commercial network, which handles transport and logistics. While Ternium profits from a long-term relationship with most of its European clients, sales orders are in general received on a monthly basis at spot prices.

Other

Sales to customers located in other parts of the world accounted for 1.8% of Ternium’s total combined consolidated sales during 2005, 2.0% during 2004 and 6.9% during 2003. Most of these sales were made into Asia (mainly China and Taiwan) and Africa (mainly Nigeria). See Item 5. “Operating and Financial Review and Prospects—Results of operations—Fiscal year ended December 31, 2005 compared to fiscal year ended December 31, 2004—Net sales” and —Fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003—Net sales.”

Sales to Asia are generally made on a spot basis. Although Ternium opened a sales office in Beijing in 2003 in order to develop commercial relationships and establish a local presence in this region, we intend to continue to focus primarily on the major steel markets where Ternium operates.

Pricing

The prices of our steel products generally reflect international market prices for similar products. We adjust prices for our products periodically in response to changes in the import prices of foreign steel, export prices, and supply and demand. See Item 5. “Operating and Financial Review and Prospects—Overview.” The actual sales prices that we obtain for our products are also subject to the specifications, sizes and quantity of the products ordered.

Marketing

Our marketing strategy is to:

•	continue to shift Ternium’s sales mix towards higher margin value-added products and services. We expect to increase Ternium’s offerings of value-added products such as cold rolled sheets and coated and tailor-made products, and services, such as just-in-time deliveries and inventory management. In order to do so, Ternium will continue to work with clients to anticipate their needs and develop customized products for particular applications; and

•	maximize the benefits arising from Ternium’s broad network of distribution, sales and marketing services. We expect to continue to expand Ternium’s customer base and to increase its services in major steel markets. We plan to develop Ternium’s sales and logistic services through its commercial network, including import operations, stock administration, and delivery and storage programs.

Ternium maintains a strategic presence in several major steel markets through its network of commercial offices, which allows it to reach clients principally outside its regional markets.

Ternium adapts its strategy according to the different regions it serves. Its sales force specializes in different regional requirements ranging from product specifications to transport logistics.

In order to increase Ternium’s participation in regional markets and improve services provided to customers, Ternium began to consolidate its sales and marketing activities through Techintrade’s network of commercial offices. Techintrade develops its services through branches, which are 100% controlled by Techintrade and are strategically located in the most relevant markets for Ternium. Techintrade has a strong presence in the main steel markets such as the Americas and Europe and has extensive experience in the promotion of steel products. The Techintrade network’s marketing assistance helps Ternium in consolidating its position in its present markets and in developing new markets.

South and Central America

A principal component of Ternium’s marketing strategy in South and Central America is establishing lasting and close relationships with customers. This allows Ternium to provide assistance to its customers in their use of steel products and to obtain downstream information that can be applied to future product development.

In 2003, Ternium’s Argentine subsidiary Siderar established a department focused on the development of small- and medium-sized companies, under a program created by the Techint Group for the development of its clients and the local industry. The objective of the program is to improve the competitiveness of clients and suppliers, to increase their exports and allow them to substitute imports for local products. Nearly 110 companies are part of this program, which provides support for the commercial, financial, industrial and institutional requirements of these companies. Propymes was also implemented in Venezuela in 2004, with the same objective of promoting local industry.

Ternium’s sales force in this region is oriented toward serving the specific needs of different market sectors, such as the construction industry, the packaging and canning sector (especially for food, paints and sprays), the tube and pipe sector (related to liquids and gas transportation and distribution), the automotive industry, the home appliances sector and steel processors. Through its service centers, Ternium can cut, paint or conform its products to specific client requirements. Customized products include metallic roofing, auto parts, steel for agricultural machinery, different types of tin used to produce sprays and food containers and cut-to-length products used in the home appliance and construction industries.

In addition to its offices located in Argentina and Venezuela, Ternium has commercial and administrative offices in Brazil, Colombia, Ecuador, Guatemala, Peru and Uruguay. These offices generally provide commercial services such as the development and maintenance of contacts with clients and end users, analysis of businesses opportunities, assistance to buyers before and after sales, participation in price negotiations, analysis of the market and competitors and assistance in the design and organization of the commercial and promotional strategy for sales in the respective countries.

North America

The North American steel market is highly competitive, as most major international steel producers’ direct part of their sales efforts to this region. The recent acquisition of Hylsamex significantly increases North America’s importance to Ternium’s overall sales.

In Mexico, where Hylsamex’s production facilities are located, it can provide customized services and deliveries. Ternium’s principal steel clients in Mexico are in the construction and manufacturing industries (including steel furniture, automobiles and electric and home appliances).

Mexico’s steel market is strongly oriented toward end users, who in 2005 represented approximately 53.7% of Hylsamex’s Mexican sales. In addition, there are several Mexican steel producers that compete with Hylsamex in the flat and long steel markets, including Ahmsa, Grupo Imsa, Sicartsa and Aceros San Luis. The sales force needs to specialize in the requirements of each market sector and focus on value-added products and services. In this competitive and end-user oriented market, the extensive use of commercial brands is an important aspect of the marketing strategy that allows clients to clearly recognize Ternium’s products. The provision of technical assistance related to the production of steel and the use of different products is another value-added service that provides a competitive advantage for Ternium.

Ternium has a commercial presence in the United States, including offices and warehouses in Houston, Atlanta, San Antonio, Laredo and Phoenix. From these locations, Ternium provides services related to logistics, stock administration and assistance to clients and salesmen with respect to technical specifications of products.

Europe

Sales to Europe are carried out through a commercial office located in Spain. This office is focused on activities such as trading. It is also responsible for the development of commercial and marketing activities in order to expand Ternium’s client base, and the organization of provision programs and activities to promote steel products. It also provides services related to other commercial requirements, such as credit risk analysis and credit risk insurance, follow up on orders and other customer support.

Other

In order to establish a permanent contact with the Asian market and as a means of observing its evolution and developing a presence in Asia, Ternium set up an office in Beijing, China in 2003. Today, this office serves as a sales representative office for Ternium and provides it with commercial and market information.

Competition

Global Market

The steel industry operates predominantly on a regional basis, with large industry participants selling the bulk of their steel production in their home countries or regions, where they have natural advantages and are able to more effectively market value-added products and provide additional customized services. Despite the limitations associated with significant transportation costs, as well as the restrictive effects of protective tariffs and other trade restrictions, international trade of steel has generally increased in the last decade as production has shifted towards low-cost production regions. In addition, during the last five years several large steel manufacturers have merged with each other or acquired steel companies in other parts of the world. This wave of consolidation has resulted in a number of large, global producers with significant operations in several regions and/or continents, contributing to the increasing globalization of the steel industry. Considered as a whole, however, the steel industry still remains considerably fragmented.

Steel consumption has historically been centered in developed economies such as the United States, Western Europe and Japan. However, in recent years steel consumption in Asia, and in particular China, has increased significantly. Moreover, while production in Europe, Japan and the United States remains significant, steel producers in those regions have increasingly focused on the rolling and finishing of semi-finished products.

There has been a trend in recent years toward steel industry consolidation among Ternium’s competitors. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel, which subsequently acquired International Steel Group. Furthermore, in January 2006, Mittal Steel announced a tender offer to acquire Arcelor, which terms were improved in May 2006. Also, in May 2006, Arcelor announced plans to merge with Severstal. Despite this trend, the global steel market remains highly fragmented. In 2004, the five largest producers (Mittal Steel, Arcelor, Nippon Steel, JFE and POSCO) accounted for approximately 19% of total worldwide steel production, with Mittal Steel, the largest, accounting for less than 6%. Also in 2005, the ten largest steel producers accounted for 27% of total worldwide steel production (compared to 20% in 1992), and the 20 largest steel producers accounted for approximately 34% of such production.

Steel prices in general, including for both flat and long products, have undergone significant volatility in recent years. From 2000 to 2002, the industry, especially in North America, experienced fluctuating capacity, low demand growth levels and other adverse conditions, which led to depressed steel prices and also adversely impacted many steel producers’ profitability. During 2003 and 2004, steel prices generally rose around the world, supported by increased economic growth in most regions, continued strong demand from China and other developing countries, as well as higher raw material prices (particularly coal, iron ore and energy). Beginning in the last quarter of 2004, the industry experienced a decline in prices, partially driven by the liquidation of excess inventory at steel producers and distributors. However, prices have generally remained at levels that are significantly higher than those experienced from 2000 to 2002.

Given the strong competition that characterizes the flat steel industry, several countries have imposed trade restrictions to protect their domestic steel industries from imports at below market conditions, commonly referred to as “dumping.” For a description of these regulations, see “—Regulation—Trade regulations.”

South and Central America

Ternium competes against importers of flat steel products in Argentina and Venezuela, countries in which Ternium is a leading domestic producer. Producers of flat steel products usually enjoy a strong competitive position in their domestic markets due to logistical and other advantages that allow them to offer value-added services and maintain strong relationships with domestic customers. Ternium’s subsidiaries have established strong ties with major consumers of flat steel products in their home markets, which have been reinforced by customized delivery arrangements.

Argentina. Ternium’s subsidiary Siderar is the main producer in Argentina of flat rolled steel products and faces little competition from domestic steel producers across the majority of its product lines. Its main competition in the Argentine flat steel market is limited to imports, mainly from Brazil. The main Brazilian producers of flat steel value-added products are Usiminas (a shareholder of the Company), Companhía Siderúrgica Nacional and Companhia Siderúrgica de Tubarão (part of the created Arcelor Brasil). In the market for intermediate products for the manufacture of structural pipes, Ternium competed with Acindar, an Argentine company mainly dedicated to the production of long steel products which had a minor share in the flat steel market. On November 18, 2005, Siderar acquired, assets and facilities of Acindar related to the production of welded steel pipes in the province of Santa Fe in Argentina and 100% of the issued and outstanding shares of Impeco S.A., which in turn owns a plant located in the province of San Luis in Argentina. The purchase price paid totaled USD55.2 million. These two plants have an annual production capacity of 140 thousand tpy of tubes to be used in the construction, agricultural and manufacturing industries. The acquisition was completed on January 31, 2006.

We believe that the threat of new competitors entering the Argentine flat steel market is mitigated by:

•	Ternium’s substantial domestic market share;

•	the specialized service provided locally;

•	the high capital investment required to construct an integrated manufacturing facility;

•	the scarcity of good quality scrap in Argentina for use in an electric arc furnace “mini-mill”;

•	Ternium’s low production costs and its potential ability to expand capacity at a relatively low investment cost compared to building and installing an electric arc furnace “mini-mill”; and

•	the significant freight costs in exporting to Argentina, and especially the Buenos Aires area, where most of the flat steel demand is concentrated.

Although Siderar has been the principal flat steel provider in Argentina since its foundation, its market share has been affected by the economic and trade conditions in the country. During the 1990s, Siderar faced increased competitive challenges from outside Argentina as a result of the Argentine government’s trade liberalization policies. See “—Regulation—Trade regulations.”

We believe that Siderar has a competitive advantage over potential foreign competitors based on its ability to customize products to customer specifications, including size and quality. Its position was further improved by the Argentine crisis of 2002 and subsequent devaluation that increased the local prices of imports.

Venezuela. Ternium’s subsidiary Sidor is the sole producer of flat steel products in Venezuela. Sidor’s only source of competition in the flat steel markets comes from imports. However, imported flat steel products do not account for a significant portion of the Venezuelan market, representing only, on average, an 8% market share in Venezuela for the year ended December 31, 2005.

Sidor is the main producer in Venezuela of long steel products, but it faces competition from other domestic producers of long products. Sidetur, a subsidiary of Sivensa and a minority shareholder of the Company, is Ternium’s primary competitor in the domestic long steel products market. Siderúrgia Zuliana C.A., or Sizuca, also competes, to a lesser extent, for Ternium’s share of the domestic market for long products and, in particular, rebar.

We believe that the threat of new competitors entering the Venezuelan flat and long steel markets is mitigated by:

•	Ternium’s substantial domestic market share;

•	the high capital investment required to construct an integrated blast furnace manufacturing facility;

•	the scarcity of good quality scrap metal in Venezuela for use in an electric arc furnace “mini-mill”; and

•	Sidor’s low production costs and its long term agreements with local raw material suppliers. See Item 3. “Key Information—Risk Factors—Risks Relating to the Steel Industry.”

The Venezuelan government has recently announced that it will finance and build an integrated steel complex located in Ciudad Piar, 150 kilometers from Puerto Ordaz, where Sidor is located. The Venezuelan administration has stated that this project, which is still in a preliminary stage, will not compete against Sidor.

In addition, Sidor’s sales are affected in certain respects by the economic and trade conditions in both the international and local market and by import tariffs and other measures imposed by some countries. For information about these measures please see “—Regulation—Trade regulations.”

North America

Mexico. Ternium’s subsidiary Hylsamex has strong domestic competitors in the Mexican steel market and faces increasing competition from imports. Total imports of flat steel products have increased sharply in recent years and according to Canacero, the Mexican chamber of the iron and steel industry, accounted for 26.4% of the Mexican market in 2005.

The largest Mexican competitor in the flat products market is AHMSA, an integrated steel producer located in Monclova, Coahuila that produces a wide variety of steel products. Another significant domestic competitor in this sector is APM, S.A. de CV., which is a subsidiary of Grupo Imsa, S.A. de C.V. (“IMSA”). APM processes slabs purchased from third parties to produce hot and cold rolled products to supply IMSA’s coating facilities.

In the rebar market, Ternium’s largest competitor is Siderúrgica Lázaro Cárdenas—Las Truchas SA de CV (“Sicartsa”). To a lesser extent, Ternium also faces competition from Aceros San Luis, S.A. de CV., DeAcero SA de CV and Grupo Vigil. In the low-carbon wire rod market, Ternium’s main competitors are DeAcero, Sicartsa and imports.

The Mexican domestic market for small diameter welded pipe is regional, and competition from imported products is not significant. Orders are usually small and cover a wide range of product specifications. We believe that Ternium’s subsidiary Hylsamex is the leading manufacturer in Mexico. Its main competitor is Tubería Nacional SA de CV.

The primary customers in the Mexican coated steel market are the construction sector and manufacturing companies (for example, of air conditioners, home appliances, lighting fixtures, etc). Hylsamex’s main competitors in this market are IMSA and to a lesser extent Zincacero SA de CV and Galvasid. Another competitor is Grupo Perfiles y Herrajes LM.

We believe that the threat of new competitors entering the Mexican flat steel market is mitigated by:

•	the specialized service provided locally;

•	the scarcity of good quality scrap and high energy prices in Mexico for use in an electric arc furnace “mini-mill”;

•	Ternium’s low production costs, including its supply of iron ore from its own mines; and

•	Ternium’s ability to expand capacity at a relatively low investment cost compared to building and installing an electric arc furnace mini-mill.

Capital Expenditure Program

The sum of the capital expenditures of Siderar, Sidor and Hylsamex in 2005 was approximately USD220 million. We estimate that the Ternium’s investments planned for the next five years will cost approximately USD1,550 million. The main objectives of the capital expenditure program of Ternium are to:

•	reduce production costs;

•	improve product quality, equipment reliability and productivity;

•	comply with applicable environmental standards; and

•	provide enhanced customer services.

Ternium’s plans for financing its capital expenditure program are described under Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”. No assurance can be made that Ternium will be able to obtain the financing necessary to fund its projected capital and environmental remediation expenditures.

During 2005, Ternium carried out a significant investment program to increase its production capacity and improve the product quality of its facilities in Argentina. Ternium’s subsidiary Siderar’s investment in fixed assets amounted to USD120.6 million. The principal investments initiated or carried out were:

•	the expansion of the coke plant: The construction of battery No.5 began in 2004 and is expected to start production in 2007 and increase capacity by 200,000 tpy. Coke battery No.2 was restarted in May 2005 and increased coke production capacity by approximately 230,000 tpy;

•	the relining of blast furnace No. 2: The works in in blast furnace No. 2 began in 2005 and the relining is expected to start by the end of August 2006;

•	the start-up of converter No.1 in the steel mill: These steelworks will enable Siderar to permanently operate the mill using two converters and will avoid any loss of production during maintenance; and

•	the installation of slab reheating furnace No.5 in the hot rolling mill: The works carried out in the hot rolling mill are expected to allow Siderar to roll all slabs in a single greater thickness of 200 millimeters. These works, together with those carried out in the steel shop, would enable Siderar to increase hot rolled coils production from 2.6 to 2.8 million tons by the end of 2006, when furnace No.5 is expected to become operational.

Given the positive outlook for the Argentine and global steel industries, we believe that conditions will remain favorable for Ternium’s sales and for exports from Argentina. On this basis, Siderar expects to invest approximately USD680 million over the next five years. This investment plan contemplates a significant increase in crude steel production capacity from the current 2.9 million tons to 4.0 million tons to facilitate growth of the manufacturing sector in Argentina and, at the same time, allow Ternium to continue to play an active role in international markets. Besides completing those investments initiated in 2004, the principal investments of the plan are focused on the installation of a new continuous caster and metallurgy equipment, the relining of blast furnaces No.1 and No.2, the increase of capacity in Siderar’s sinter plant from 3,500 to 4,000 tons per day and the modernization of the facilities for storage and internal transportation of raw materials.

The plans also contemplate the upgrading of present production lines together with the incorporation of new production lines. We expect that the incorporation of automation systems and the use of available capacity in the services area will improve production efficiency by allowing for economies of scale and operating cost reductions.

During 2005, Ternium’s investments in fixed assets in Venezuela amounted to USD59.8 million. The most significant investments and projects carried out or initiated were:

•	the revamping of Midrex I: We believe this revamping will increase annual production from 0.7 to 1.1 million tpy;

•	the purchase and installation of a skin pass line: This line is expected to improve the product lines and provide enhanced quality to improve Ternium’s ability to compete in the international markets;

•	the installation and start up of a hydrogen plant: The plant will provide hydrogen for the annealing process in the cold rolling mill instalation;

•	the installation and start up of a new delivery side and burr-machine in the continuous casting mill No.3: This project will boost the capacity of the plant for slab requiring special cooling and the proper finishing (deburring and marking);

•	the first step of the “Piso de Planta” Project: This project will develop and implement an integrated real time management system (industrial and technological) for all of the production lines. This new system is already operative in the steel mill and in all the hot and cold rolled lines; and

•	the installation of an oxygen plant: This new plant consists of two modules of 300 oxygen tons each and is expected to be operative by August 2006. This new equipment will provide the necessary gas to comply with the increases in liquid steel production.

During the next five years, we intend to carry out an investment plan for Ternium’s subsidiary Sidor that would allow it to increase crude steel production capacity from 5.0 million tons to 5.5 million tons, to maintain its equipment and to automate control systems. Among the projects that we expect to carry out in the near future are the start up of the new oxygen plant, the revamping of module A of Midrex II (which is in the procurement stage), the revamping of the HYL reduction plant, the installation of a new ladle furnace No.3 in the steel mill and the modernization of the handling equipment of the steel shop. The planned investments also comprise projects related to the modernization of the continuous casters and the hot and cold rolling mills, as well as projects related to safety and environmental requirements. We expect to invest approximately USD490 million in Sidor over the next five years.

Hylsamex’s subsidiaries underwent a substantial modernization program prior to the Hylsamex acquisition. In the last 15 years, Hylsamex has spent approximately USD1.8 billion on projects focused on developing Hylsamex as an integrated manufacturer of value-added products. The main investments carried out were in flat steel mini-mills, the preparation and modernization of mines, the modernization of long steel facilities and the development of DRI plants and coated steel production lines.

During 2005, Hylsamex invested USD42.5 million to increase its painting and conforming production capacity. In addition, it established one new service center in the United States.

Some of the main investments that we plan to carry out in the next five years are the revamping and modernization of hot rolling Mill No.1, the opening of the Colomera mine site at Las Encinas complex, the modernization of certain coating facilities, the installation of new service centers and several information technology, or IT, systems projects. Besides these investments, management is considering capital expenditures aimed at routine maintenance or replacement of equipment. We estimate that these investments will cost approximately USD380 million over the next five years. Through the investments carried out in Ternium’s Mexican facilities, we expect to modernize and improve Ternium’s facilities and quality control processes in its mills, as well as to expand its capability to produce value-added products.

Information technology investments

In addition to capital expenditures at its plants, Ternium has invested in the integration of its production, commercial and managerial activities. Some of the main IT investments relate to the development of new software for its management platforms. The first project requires a significant technological change in Ternium’s systems and will provide users with a new set of management tools on a proprietary platform for the manufacturing, selling and distribution of Ternium’s products. Another project is expected to develop technological tools for related sectors such as human resources, finance and other administrative sectors. The Ternium companies invested an aggregate of approximately USD21.1 million in IT projects in 2005.

We expect to invest in IT projects that will facilitate the integration and synergies of Ternium’s subsidiaries and improve the security measures over their IT systems. Our IT investment plans for 2006 amount to approximately USD37.0 million, of which approximately USD6.9 million are expected to be used for a new IT infrastructure for Hylsamex, for operational and management systems and for the coordination of the IT structure with the sales network. Approximately USD14.0 million and USD9.5 million are expected to be used in similar infrastructure projects at Siderar and Sidor, respectively, as well as in the development of further security and management applications. The remaining amount is expected to be used in the installation of IT infrastructure that will enable Ternium to integrate its subsidiaries and improve its internal control systems. IT investments are also intended to enhance Ternium’s ability to provide value-added services to customers in different regional markets.

Raw Materials and Energy

At Ternium’s integrated steel facilities in Argentina and Venezuela, the principal raw materials Ternium consumes are iron ore, coal and ferroalloys. These are processed in blast or electric arc furnaces and afterwards in steel shops to obtain either slabs, which are further processed into value-added flat steel products, or billets, which are further processed into wire rods and bars. At Ternium’s electric arc facilities in Mexico, the principal raw materials are pellets and scrap. Another important raw material for Ternium’s production processes is energy. Below is a more complete description of the raw material and energy situation at Ternium’s integrated facilities in these countries. For a description of some of the risks associated with Ternium’s access to raw materials, see Item 3. “Key Information—Risk Factors—Risk Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials and energy could adversely affect Ternium’s profits.”

Argentina

In Argentina, Ternium’s subsidiary Siderar produces crude steel through the use of blast furnace technology. Siderar is the primary integrated manufacturer of flat steel products in Argentina, with an installed capacity of 2.9 million tons of crude steel. The principal raw materials used to produce steel are iron ore and coal. Important amounts of electricity and natural gas are also used in the manufacturing process.

Iron ore. Iron ore is purchased under long-term agreements from suppliers in neighboring Brazil. Prices under these contracts are determined on an annual basis in accordance with market conditions and follow the prices agreed upon between the major iron ore exporters and their main steel industry clients. Siderar’s aggregate annual consumption of iron ore in Argentina ranges between 4.0 and 4.2 million tons. Approximately 80% of Ternium’s local requirements for iron ore in different forms, such as pellets and sinter feed (iron ore fines smaller than 6 mm) is supplied by Brazil’s CVRD (“Companhia Vale Do Rio Doce”). The remaining requirements consist of lump ore (i.e., iron ore within certain size specifications ranging from 6 to 38 mm) from other suppliers located in Brazil, such as MCR (“Mineração Corumbaense Reunida S.A.”), a Rio Tinto subsidiary. The main contracts for these raw materials are with CVRD and MCR. Siderar’s geographic location provides favorable access to high quality lump produced in Brazil’s iron ore mines which are located in the Pantanal Region (Mato Grosso do Sul state) through the Paraguay and Paraná Rivers. The use of barges to haul this lump ore, reduces the raw material costs associated with the provision of iron ore since those mines are outside of the international seaborne trade. The costs for iron ore in the seaborne trade, which represents imports from Brazil into Argentina, has steadily increased since 2003, with successive price hikes in the following years up to an increase of more than 71% for some types of iron ore. However, 2006 prices depicts the price correction operated in the international markets with significant increases of almost 20% for some types of iron ore and decreases of up to 3% for others.

Coal. Siderar obtains its coke through the processing of coking coal and petroleum coke in its coke ovens. Siderar requires different types of coal to produce coke. Coal is mainly purchased under annual renewable contracts with long term commercial suppliers. Siderar uses different international suppliers depending on the different types of coal used in the process, including Anglo Coal, BHP Billiton/Mitsui Alliance, Xstrata/Glencore and Jim Walter Resources Inc. The amount purchased from each supplier depends on mainly technical quality requirements of the blast furnace operations and to a lesser degree on commercial conditions. Estimated consumption of coal and petroleum coke is approximately 1.5 million tpy. Petroleum coke is sourced domestically from producers such as Exxon Mobil and Repsol YPF.

Electricity. Siderar consumes large quantities of electricity (approximately 135 Mw) for its manufacturing activities, particularly in its Ramallo and Ensenada facilities. The electricity required to cover most of Siderar’s needs is self-generated by a wholly-owned thermoelectric plant with an installed capacity of 110 Mw located at the Ramallo facility. Most of the energy requirements of the thermoelectric plant are obtained from blast furnace and coke oven gases and from steam that is purchased from a power plant owned by Siderca S.A.I.C., a subsidiary of Tenaris (“Siderca”), and located at the Ramallo facility. The rest of the requirements are covered through the purchase of natural gas from Repsol YPF and Tecpetrol S.A, or with alternative sources of energy such as fuel oil.

OPEL (“Operadora Eléctrica”), a subsidiary of Tenaris, currently manages Siderar’s thermoelectric plant and the plant owned by Siderca. Siderar pays an administration fee for its services. This outsourcing contract is due to terminate in 2015.

Siderar covers electricity shortfalls or sells excesses, as the case may be, at spot prices in the wholesale market.

Natural gas. Siderar also consumes substantial volumes of natural gas in Argentina, particularly to operate its blast furnace and power generation facilities. The maximum daily consumption of its facilities is approximately 1,700 thousand cubic meters of natural gas. The natural gas market in Argentina was deregulated in 1992 and divided into three sectors: production, transportation and distribution. Siderar has long-term supply arrangements with Repsol YPF and Tecpetrol S.A., a Techint Group company, for the purchase of natural gas.

Repsol YPF is Siderar’s main supplier. Tecpetrol supplies it with a significant portion of its natural gas requirements on terms and conditions that are equivalent to those governing the supply of natural gas by Repsol YPF. Siderar’s supply agreement with Repsol YPF extends until December 2006 with prices revised on an annual basis. In March 2003, Siderar entered into an agreement with Tecpetrol under which Siderar paid USD17.3 million for the advance purchase of a total of 725 million cubic meters (up to 400 thousand daily cubic meters) of natural gas to be delivered over a period of 5 years on pricing terms that will enable it to share through discounts the impact of any increase in natural gas prices over that period with Tecpetrol. Under the terms of the agreement, Siderar will have a minimum guaranteed return on this advance payment equal to LIBOR plus 3.5%. Siderar purchases from Tecpetrol in 2005 amounted to USD7.4 million. Siderar covers any variation in its requirements for natural gas in the spot market.

The relative cost of natural gas in Argentina fell substantially in 2002 following the Argentine peso devaluation and subsequent freezing of tariffs in local currency terms. However, since 2003, this cost gradually increased due to governmental and private tariff negotiations and the appreciation of the Argentine peso against the U.S. dollar. Currently, the cost of gas is over 2001 levels, while the cost of transportation and distribution is still below the level of 2001.

Siderar also has middle-term gas supply arrangements with Total Austral and Energy Consulting Services (ECS). The volumes of these contracts are not material.

Siderar also has separate transportation agreements with Transportadora de Gas del Norte S.A. (TGN), Transportadora de Gas del Sur S.A. (TGS), Camuzzi Gas Pampeana S.A. (Camuzzi), Gas Natural Ban S.A. (Gasban) and Energy Consulting Services S.A. (ECS). The main transportation contract is with TGN, a related company within the Techint Group, which expires in April 2013. For the final distribution phase, Siderar has several distribution contracts with Litoral Gas (a company partially owned by Tecgas, an affiliate of the Techint Group), Camuzzi, Gasban and Metrogas. The principal contract is with Litoral Gas, which after the renegotiation of the contract renewal, will expire in December 2008. During the last four years, the continuing increase in natural gas demand in Argentina together with a substantial lack of investment in natural gas production and transportation have resulted in shortages of natural gas to industries and private consumers. See Item 3. “Key Information—Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina—Restrictions on the supply of energy to Ternium’s operations in Argentina could curtail Ternium’s production and negatively impact Ternium’s results of operations.”

Other raw materials. Ternium has an on site oxygen, nitrogen and argon separation plants in order to extract these gases for use in the steelmaking process. In December 1993, Ternium’s subsidiary Siderar entered into a contract with Air Liquide Argentina S.A. for the operation and maintenance of an oxygen separation facility at Ramallo that supplies oxygen, nitrogen and argon. This contract initially had a term of 15 years and was renewable by mutual agreement. It was amended in 2000 and 2002, and its term has been extended until 2021. Under the terms of the contract, Siderar is required to take or pay certain minimum daily amounts of oxygen, nitrogen and argon, which amounts are consistent with Siderar’s production requirements in Argentina. Since 1993, Air Liquide had invested in new equipment in order to increase the plant capacity.

Venezuela

The principal raw materials and energy inputs used in Ternium’s steelmaking activities in Venezuela are iron ore, scrap steel and natural gas. Other inputs used include electricity, oxygen and various other gases.

Venezuela is rich in reserves of raw materials used by Ternium. We believe that Venezuela’s abundance of raw materials, the relatively low cost of these materials and the proximity of Sidor’s facilities to such raw materials provide it with a significant advantage over other international steel producers.

Sidor currently purchases its iron ore, electricity and natural gas through long term arrangements with entities owned by the Venezuelan government which as of May 31, 2006, through CVG, owned 20.7% of the outstanding capital stock of Sidor. Sidor expects to continue to enter into long-term contracts to meet its raw material needs. See Item 3. “Key Information— Risk Factors—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials and energy could adversely affect Ternium’s profits.”

Iron ore. On November 12, 1997, Sidor entered into a contract with FMO for the supply of iron ore. Sidor receives an average of 20,000 tons a day of iron ore at its facilities. The mines where the iron ore is extracted are San Isidro, Los Barrancos, Las Pailas and Altamira. Pursuant to this contract, FMO will supply Sidor with 100% of its annual iron ore requirements until 2017. After 2017, the contract is renewable for additional twenty-year periods unless Sidor or FMO object to its renewal at least 90 days prior to its expiration. Under the 1997 contract, prices were fixed on an annual basis according to a formula that resulted in the application of the lower of historical cost adjusted for U.S. inflation and certain market reference prices. The 1997 contract also included a hardship provision, in which each of Sidor and FMO agreed to use its best efforts to resolve inequities arising during the contract’s term. Following a public announcement by the Venezuelan government that sought to pressure Sidor to renegotiate the terms of the 1997 contract, as permitted under the contract’s hardship provision, Sidor and FMO entered into an amendment of the 1997 contract on November 11, 2005. The revised contract sets the iron ore price at the lower of:

•	the price charged by FMO to its customers (other than certain newly-created state-owned steel producers) in the Venezuelan domestic market; and

•	80% of a market reference price (which percentage may drop to 70%, as described below).

Due to the amended pricing formula, the cost of iron ore for fiscal year 2006 increased from approximately USD19 to approximately USD31 per ton. Under the revised contract, the pricing formula may be adjusted every two years, on the basis of public policy, Sidor’s competitiveness and the evolution of international steel prices. In conjunction with the changes in price conditions for the supply of iron ore to Sidor by FMO, the Venezuelan government is offering a price reduction on raw materials acquired from state-owned enterprises, such as FMO, that may reach 10% over the agreed market reference price. These preferential supply terms, as established in the applicable Venezuelan regulations, are conditioned on commitments by potential beneficiaries to assist development of the domestic industrial sector and to support certain community needs. In June 2006, Sidor was notified that it had been granted a 7.61% discount on its iron ore price in connection with the initial assessment of Sidor’s proposed industrial development plan. The other terms and conditions of the 1997 contract remain in effect under the revised contract.

Pellets. In connection with the iron ore contract, in 1997 Sidor and FMO entered into another agreement under which Sidor committed to sell, upon the request of FMO, up to 2.0 million tpy of pellets to FMO, at a price based on the sale price at which FMO sells iron ore to Sidor plus a bonus paid to Sidor for the production of pellets, which is determined using market references.

Briquettes. To guarantee its supply of raw materials, Sidor, together with Tenaris, organized a new company, Matesi, in which they had interests of 49.8% and 50.2%, respectively. In July 2004, Matesi purchased the assets of Posven for USD120 million. Posven owned an idled iron-briquette producing facility located in Ciudad Guayana, Venezuela, with an annual capacity of 1.5 million tons. Matesi began production in October 2004 and is expected to ensure that Sidor can rely on an additional source of high-quality, low-cost iron ore briquettes, enabling crude steel production to exceed 4.5 million tpy.

Scrap. Sidor’s consumption of scrap is approximately 560,000 tpy. In 2005, approximately 70% of the scrap used was obtained internally from products with technological or qualitative defects.

Electricity. Sidor’s production process requires a large amount of electricity. On August 21, 1997, Ternium entered into a twenty-year contract with EDELCA, a Venezuelan state-owned company, for the supply of all of Sidor’s electricity needs. This contract will terminate in 2017. Pursuant to the terms of the contract, Sidor is committed to pay, subject to a most favored nations provision linked to the prevailing prices for other established steel and iron producers in the region, an annual purchase price starting at USD17.14 per MWh, subject to annual adjustments beginning in 2000 of up to 3% and increasing to a fixed price of USD20.06 per MWh for the years 2005 through 2009. The price to be paid after 2009 will be negotiated by Sidor and EDELCA in 2007. In addition, the terms of the contract impose a minimum annual fee equal to 75% of the average estimated fees for the year. The electricity is supplied from one electrical station in Macagua and three electrical stations in Guayana B located south of Sidor’s facilities. The energy is transmitted through four lines primarily from the “Guri” hydroelectric plant, with a capacity of 10,000 megawatts. The inner lines are distributed in seven sub-stations. Two of these sub-stations distribute energy to the electric furnaces and the rest cover the needs of the facility.

Natural gas. Sidor’s DRI production process is heavily reliant upon supplies of natural gas. Sidor buys 100% of its natural gas from PDVSA Gas, a Venezuelan state-owned natural gas supply company. In 1997, Sidor signed a twenty-year contract with PDVSA Gas for the supply, on a take or pay basis, of 230 million cubic meters per month of natural gas (the equivalent of 8.33 million cubic meters per day) of natural gas, and must pay for a minimum quantity of 83.3 million cubic meters of natural gas per month. Sidor and PDVSA Gas may, from time to time, revise the maximum amounts to accommodate Sidor’s actual natural gas requirements and any plans for expansion. Under the terms of this contract, Sidor is required to purchase the gas at a formula price that is capped at the levels paid by other established steel and iron producers in the region. The contract expires in 2017, and is renewable thereafter in five year increments.

Lime. Sidor obtains the majority of its lime from its lime plant. The actual capacity of this plant is 500,000 tpy. The production of lime is subordinated principally to Sidor’s demands and to clients’ demands.

Mexico

In Mexico, Ternium’s process for producing steel relies on electric arc furnaces, which melt a combination of steel scrap and DRI to produce liquid steel, which is then further processed to make its steel products. Ternium’s production process requires extensive use of natural gas and electricity, and energy costs are one of the largest components of production costs.

Iron ore. As described under “—Production Process and Facilities—Mexico” above, Ternium’s subsidiary Hylsamex owns interests in two mining companies in Mexico: 100% of the equity of the Las Encinas mine, and a 50% controlling equity stake in Peña Colorada, which operates Mexico’s largest iron ore mine. In 2005, Ternium’s Mexican facilities sourced 100% of their iron ore requirements from its own mines. Under its arrangement with Peña Colorada, Hylsamex is committed to purchase 50% of the annual production of the mine, which represents approximately 54% of its overall requirements. From the combined iron ore output, 83% went to Hylsamex’s own direct reduction plants, while the remaining 17% was sold in the international market. Most of the iron ore exports were made pursuant to an agreement to supply 2.9 million metric tons of pellets to China over a five-year period until March 2009.

DRI. Hylsamex’s vertical integration strategy in Mexico is centered on synergies created by mining its own iron ore and refining it to produce DRI with its proprietary HYL® direct reduction process. We believe that over the long-term, DRI is the preferable metallic input for the production of steel because under ordinary circumstances it is a less expensive, but better quality, input than steel scrap. Nonetheless, Ternium seeks to maintain flexibility in the mix of steel scrap and DRI that it uses in its electric arc furnaces in Mexico, in order to better respond to fluctuations in raw materials prices. Ternium has the ability to substitute alternative metallics for DRI in periods where economic conditions make DRI more expensive to produce.

Scrap. In keeping with its vertical integration strategy, Hylsamex sources a portion of its steel scrap through its own steel scrap collecting and processing companies. These include subsidiaries Transamerica E.& I., Corp. and Ferropak Comercial, S.A de C.V. In 2005, 78% of the scrap used was acquired from subsidiaries and the remainder from independent suppliers.

Electricity. The electric arc furnaces consume large quantities of electricity. Hylsamex has secured a supply of 143 megawatts of electricity, which represented about 42% of its total consumption in 2005, through a contract with Iberdrola, S.A., a Spanish utility company. The other 58% of Hylsamex’s total consumption is supplied by the Comisión Federal de Electricidad, Mexico’s state-owned electricity company.

Natural gas. Natural gas is one of the largest cost components of Ternium’s Mexican production processes. Natural gas is used as a reducing agent for the production of DRI and for the reheating of ingots and billets before the hot rolling process. In Mexico, Hylsamex purchases all of its natural gas from Pemex, the Mexican state-owned oil and gas company that is Mexico’s sole producer of natural gas. These prices are set monthly based on the spot price in southern Texas, adding only the equivalent surcharge for transportation costs plus a margin that is generally less than 5%. Hylsamex currently acquires the entirety of its natural gas requirements from Pemex at market prices and often enters into hedging contracts with the intention of reducing the effects of volatility on a portion of its natural gas requirements.

A substantial part of Hylsamex’s requirements for natural gas for the remainder of 2006 are hedged to fix costs under certain conditions. Hylsamex’s effective cost for natural gas in 2005 was MXN62.7/MMBtu, remaining stable from the MXN62.5/MMBtu registered in 2004. In contrast, Hylsamex’s reference price for natural gas—the South Texas index—increased 12% on average (MXN74.2/MMBtu in 2005 compared to MXN65.96/MMBtu in 2004). Hylsamex’s effective cost for natural gas increased less than the market price as a result of Hylsamex’s hedging strategies. Hylsamex is constantly monitoring and studying the natural gas markets to manage this exposure.

The reference prices shown above benefited from a decree issued by the Mexican government on September 12, 2005 that temporarily modified the mechanism that sets the price of natural gas in the Mexican market. This mechanism consisted of a fixed price of MXN83.2/MMBtu for September 2005 and a fixed price of MXN78.02/MMBtu plus 21% of the difference between the south Texas price reference and MXN78.02/MMBtu for the following months, with a minimum price of MXN78.02/MMBtu. This decree was the response of the Mexican government to the spike in natural gas prices in the United States resulting from Hurricane Katrina, which affected Mexican natural gas market prices as well. The price fixing mechanism remained in place until January 2006, when the daily natural gas production in the Gulf of Mexico reached a level of 8.0 Bcfs for at least thirty days, which was the condition established by the Mexican government to end the decree.

Product Quality Standards

Ternium develop its products and services with a philosophy of continuous improvement and seek to excel in its internal oversight of the quality of its products and processes. Ternium’s products are manufactured in accordance with the specifications of the International Standardization Organization, or ISO, and must also satisfy proprietary standards and customer requirements.

Ternium’s subsidiaries have each individually developed a system of quality assurance certified under ISO 9001: 2000 standards and ISO/TS 16949: 2000 standards related to automotive supplies. These certifications are granted by Det Norske Veritas for compliance with international quality assurance regulations. Furthermore, each Ternium subsidiary has obtained the accreditation required by the national regulations on its specific products.

Ternium plans to implement a certified quality management system based on the same standards followed by its subsidiaries (ISO 9001: 2000 and ISO/TS 16949: 2002) that will be certified by an international organization. The international organizations that currently certify the quality management systems of Ternium’s subsidiaries are Det Norske Veritas or “DNV” for Siderar, Fondo para la Normalización y Certificación de la Calidad or “Fondonorma” for Sidor and Underwriters Laboratories or “UL” for Hylsamex.

Product Development and Research

Ternium’s subsidiary, Sidor, has focused on the development of hot rolled steels for welded tubes used in the oil and gas industries. Sidor has supplied high strength API X65 (“American Petroleum Institute”) grade in heavy gauges to Venezuelan tube producers involved in various significant gas transportation projects. High carbon wire rods manufactured according to the Society of Automotive Engineers (“SAE”) standards have been incorporated in the long products portfolio.

In response to new European regulations that restrict chrome VI use in components for the electric appliance industry, Siderar has developed electrogalvanized steels and Hylsamex has developed hot dip galvanized and galvannealed products passivated with hexavalent chrome VI-free surface treatments.

Hylsamex has introduced hot dip galvanized/galvannealed 300 and 350 MPa (“mega pascals”) minimum yield strength structural grades, manufactured according to Ford standards. In addition, Hylsamex developed deep drawing and extra deep drawing steels satisfying the Japanese International Standards (“JIS”) and Ford standards. The new insulating panels containing non-ozone depleting foaming agents were certified in accordance with the requirements of the Montreal Protocol. For the automotive industry, Hylsamex developed wire rod steels for suspension springs, stabilizers and suspension bars.

Research efforts were oriented to the development of a thermo-metallurgical model of Siderar hot rolling mill cooling table, and a thermo-mechanical-metallurgical model of its coiler. Also a metallurgical model dealing with recovery, recrystallization and precipitation of microalloyed cold rolled steels, annealed both by continuous and batch annealing processes, was developed.

Regarding coil coated products, a method for early detection of chemical changes produced by natural and artificial weathering, before physical changes become noticeable, was assessed.

Through its cooperation with Cinvestav, Hylsa determined the effect of galvanizing bath process variables in the development of enhanced formability 55% Al-Zn coated steel products.

In Sidor, high gauge micoalloyed steels with Bauschinger effect resistance were assessed.

Research and Development

As of December 31, 2005 Sidor applied to the Service of Intellectual Property of Venezuela (SAPI), for a total of 22 patents related to improvements in its equipment, processes and products. Sidor oversees and coordinates the different stages of the patent process, from the origin of the innovating idea and its evaluation and approval to the introduction of the patent application request.

Sidor strives to develop products that will allow its clients to fulfill their changing requirements, such as the products made for PDVSA Gas. PDVSA Gas required special products for the construction of a 300 kilometer gas pipeline network. For this project, Sidor developed a stronger steel product that allows PDVSA Gas to construct a pipe with the thickness necessary to resist the high gas operating pressure.

Hylsamex has developed several types of products and services, with more than 100 registered brands. As an example, Hylsamex developed a proprietary technology, called HYL®, for the reduction of iron ore, which is protected by patents in Mexico, the United States and several other countries. In late 2005, Hylsamex transferred to Techint Compagnia Tecnica Internazionale S.p.A., a Techint Group company, (“Techint Technologies”) the rights to market and license the HYL technology to unaffiliated third parties for royalty fees.

Regulation

Environmental Regulation

Ternium is subject to a wide range of local, provincial and national laws, regulations, permits and decrees in the countries where it has manufacturing operations concerning, among other things, human health, discharges in the air and water and the handling and disposal of solid and hazardous wastes. Compliance with these environmental laws and regulations is a significant factor in Ternium’s business.

Ternium’s environmental system is supported by a network of people with responsibilities in different areas of the Ternium companies (especially engineering, operations and maintenance sectors), as well as on the corporate level. This network is responsible for environmental permit administration, technical studies and evaluation of environmental aspects for projects, contractors, products, services, processes and raw materials, among others. The environmental area also works closely with Ternium’s health and safety, planning, human relations and communications departments (both internal and external). Currently, Ternium’s subsidiaries in Argentina and Venezuela share this environmental management system.

Ternium has not been fined for any material environmental violations in 2005, and we are not aware of any current material legal or administrative proceedings pending against it with respect to environmental matters which could have an adverse material impact on Ternium’s financial condition or results of operations.

The industrial operations and mining activities of our recently acquired subsidiary in Mexico are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The fundamental environmental law in the Mexican federal system is the Mexican General Law of Ecological Balance and Environmental Protection (the “Ecological Law”). The Ministry of Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales or “SEMARNAT”) oversees compliance with the federal environmental laws and has the authority to enforce federal environmental laws, concerning water, land, air and noise pollution and hazardous substances.

Under the Ecological Law, a company may request an inspection of its facilities and voluntarily enter into an agreement with the Federal Environment Protection Office (Procuradoría Federal de Protección al Ambiente or “PROFEPA”) through the “Programa Nacional de Auditoría Voluntaria” or Voluntary Audit National Program pursuant to which the company would agree to bring its facilities into compliance with such law.

As of the date of this annual report, Ternium’s subsidiary Hylsamex is currently in contact with Mexican authorities in order to maintain the facilities under the recertification condition for “Clean Industry Certificate”. An improvement action plan for its Monterrey plant was presented with the objective of meeting the “clean industry” condition. This improvement action plan will demand capital expenditures of approximately USD0.8 million and are, as of the date of this annual report, in a start-up and launching phase. Puebla Plant is currently certified as a “clean industry”, however Galvak Plant will require capital expenditures of USD0.2 million to maintain that condition. Las Encinas mines and its facilities werevoluntarily audited in September 2004. As a result, an improvement action plan due to be completed by June 2007 is being implemented with capital expenditures of USD1.4 million in order to attain the “clean industry” condition. Regarding the North Plant, its improvement action plan is currently under definition. We believe that Hylsamex is currently in compliance with its obligations under such plans, and we are not aware of any current material legal or administrative proceedings pending against it with respect to environmental matters which could have an adverse material impact on our financial condition or results of operations.

Mining regulations in Mexico

Because its operations in Mexico include mining, Ternium’s subsidiary Hylsamex is subject to Mexican regulations relating to mining and mining concessions. Under Mexican law, mineral resources belong to the Mexican nation and a concession from the Mexican federal government is required to explore for or exploit mineral reserves. Pursuant to the Ley Minera (“Mining Law”), mining concessions may only be granted to Mexican individuals and to legal entities incorporated under Mexican law. Foreign investors may hold up to 100% of the shares representing the capital stock of such entities. Ternium’s mineral rights derive from concessions originally granted to Hylsamex.

Mining concessions are either granted for exploration or for exploitation. An exploration concession permits its holder to explore for any mineral resources on a specified claim for a six-year period, which is nonrenewable and confers priority with respect to seeking an exploitation concession for the same claim. An exploitation concession permits its holder to extract minerals from a specified claim for a renewable period of up to 50 years, provided that its holder pays a nominal fee and complies with the Mining Law.

Mining concessions grant several specified rights to the concessionaire, including:

•	the right to dispose freely of mineral products obtained as a result of the exploitation of the concession;

•	the right to obtain the expropriation of, or an easement with respect to, the land where the exploration or exploitation will be conducted; and

•	the use of water in the mine to facilitate extraction.

In addition, a concessionaire of a mining concession is obligated, among other things, to explore or exploit the relevant concession, to pay for any relevant mining rights, to comply with all environmental and safety standards, and to provide information to the Secretaría de Economía (“Secretary of Economy” or “SE”) and permit inspections by SE. Mining concessions may be terminated if the obligations of the concessionaire are not satisfied.

A company that holds a concession must be registered with the Public Mining Registry. In addition, mining concessions and permits, assignments, transfers and encumbrances must be recorded with the Public Mining Registry to be enforceable. We believe that its material mining concessions are duly recorded with the Public Mining Registry.

Trade regulations

Intense global competition in the flat steel products industry can lead many countries to impose higher duties or other restrictions on steel product imports to protect their domestic industries from trades that are not made under market conditions or that are otherwise unfair. Such measures protect domestic producers from increased imports sold at dumped or subsided prices.

Some of the main regions to which Ternium sells its products, such as the United States and Europe, implemented these measures as well as general ones (safeguards) during a period of intense competition in 2001. All these safeguards were lifted in December 2003, but the same did not happen with antidumping and countervailing duties. At the same time, bilateral or regional free trade agreements have liberalized trade among some countries, providing for reduced or zero tariffs for many goods, including flat steel products.

Countries’ imposition of trade remedy measures and the entry into force of various free trade agreements can and have both benefited and adversely affected Ternium’s home market and export sales of flat steel products, as described below. See also Item 3. “Key Information—Risk Factors—Certain Regulatory Risks and Litigation Risks—International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.”

•	Argentina: The Argentine government has imposed various antidumping measures on certain steel imports that compete directly with Ternium’s sales in Argentina. Although, Ternium’s operations have not been materially affected by the anti-dumping duties imposed by the Argentine government, the following measures are currently in effect:

Hot rolled products. Since December 1999, the Argentine government has imposed anti-dumping measures requiring a minimum import price of USD410/ton for hot rolled steel imports from Brazil and of USD360/ton for hot rolled steel imports from the Russian Federation and Ukraine. Argentina accepted a price undertaking agreement from Brazilian exporters. Argentine authorities conducted a sunset review of these measures and decided to continue them for five more years.

Argentina has also imposed antidumping measures on hot rolled steel imports from Kazakhstan (39.91%), Romania (40.48%), Slovak Republic (62.09%) and South Africa (55.26%) since April 2002. The measures are eligible for sunset review in 2007. Petitioners should request the initiation of the sunset review procedure in July 2006.

Cold rolled products. Since March 2001, the Argentine government has imposed anti-dumping measures requiring a minimum freight on board (“FOB”) price of USD534/ton for cold rolled steel imports from Brazil and USD521/ton for cold rolled steel imports from the Russian Federation. The Argentine government accepted a price undertaking from Brazilian exporters in accordance with an agreement with the main exporters. In June 2005, petitioners requested the initiation of the sunset review but withdrew their petition on June 12, 2006.

Since January 2003, Argentina has also imposed antidumping measures on cold rolled steel imports from Korea (60.46%), South Africa (83.07%), Kazakhstan (80.61%) and Ukraine (71.22%). The measures are eligible for sunset review in 2008.

Galvanized products. Since May 2003, Argentina has imposed antidumping duties on galvanized steel sheets from South Korea (49.67%), South Africa (27.90%), Australia (70.37%) and Taiwan (33.09%). The Argentine government will conduct sunset review, if petitioner requests it, of these measures in 2008 to determine whether they should continue.

Argentina has signed free trade agreements with several countries or trade blocs aimed at liberalizing trade between them:

In early 1991, the Argentine government reduced import tariffs and eliminated most non-tariff restrictions on trade as part of an effort to open the Argentine economy to foreign competition. In March 1991, Argentina, Brazil, Uruguay and Paraguay established Mercosur, a common market organization whose four members have signed agreements that aim for eventual economic integration and the creation of a free trade zone and common external tariffs. Mercosur has eliminated or significantly reduced over time import duties, tariffs and other barriers to trade among the member nations. Zero tariffs have applied among Mercosur members to steel products since January 1, 2000. The current tariff applicable to flat and long steel products imported from outside Mercosur ranges from 2% to 14%, while the tariff for tubular steel products imported from outside Mercosur generally ranges from 14% to 16%.

In addition, Mercosur has a trade agreement with Chile, pursuant to which all tariffs on steel products have been eliminated. In 1996, Mercosur signed a free trade agreement with Bolivia, pursuant to which all steel products began receiving a 100% tariff preference on January 1, 2006.

Recently, Mercosur and the Andean Community (Bolivia, Colombia, Ecuador, Peru and Venezuela), signed a free trade agreement aimed at reducing and eventually eliminating tariffs on steel products traded among member countries over a period of 8 to 12 years. Mercosur is also negotiating free-trade agreements with the EU, Mexico, India and South Africa, as well as participating in the Free Trade in the Americas, or FTAA, negotiations encompassing virtually all countries in the Americas. However, Venezuela has also announced that it will not be part of the Free Trade Area of the Americas, or FTAA, being promoted by the United States.

In May 2006, Venezuela became a junior member of Mercosur and is currently seeking full membership in the group.

•	Mexico: The Mexican government has imposed certain anti-dumping measures on steel imports that compete directly with Ternium’s sales in Mexico. Ternium’s Mexican subsidiary Hylsamex has paid and will continue to pay anti-dumping duties imposed by the Mexican government. These anti-dumping duties have not had, and we do not believe that they will have, a material impact on Ternium’s operations and revenue. The following anti-dumping measures are currently in effect:

Hot rolled products. On March 28, 2000, the Mexican government has imposed anti-dumping duties from the Russian Federation and Ukraine of 30.31% and 46.66%, respectively. On March 25, 2004 the first sunset review was iniatiated by the Mexican authorities. On March 17, 2006, the final resolution was issued which extended the anti-dumping duties for an additional five-year period.

Furthermore, since June 2001, Mexico has imposed anti-dumping measures against Ukraine (60%), Romania (67.60%) and Russia (36.80%) on steel plate in coils. Mexican authorities are expected to conduct a sunset review of the antidumping order in 2006.

Cold rolled products. Since June 1999, Mexico has imposed anti-dumping measures on cold rolled steel sheet from Bulgaria (44%.0-45.0%), the Russian Federation (85.0%-88%) and Kazakhstan (33.0%-34.0%). On December 12, 2005, and as a result of the first sunset review, the Mexican authorities extended the anti-dumping duties for an additional five-year period until June 2009.

Plate in coil. Since June 1996, an anti-dumping duty of 29.3% on imports from Russia has been imposed. In June 2003, the first sunset review resolution concluded the application of the anti-dumping duty. In May 2006, domestic producers presented a manifestation of interest in the initiation of a second sunset review.

Long and pipe products. Brazilian imports of reinforcing bars are currently subject to an anti-dumping duty of 57.69%. In August 2005, the Mexican government announced the initiation of a second sunset review. Wire rod imports from Ukraine are subject to a duty of 30.52%, which was imposed in September 2000. In August 2005, domestic producers announced their interest in a second sunset review to the government. Furthermore, a duty of 25.87% is in place over standard pipes imported from Guatemala since 2003. The initiation of the first sunset review is expected in January 2008.

Mexico has signed trade agreements with several countries or trade blocs aimed at liberalizing trade between them:

NAFTA was signed among Canada, Mexico and the United States and came into effect on January 1, 1994. NAFTA provided for the progressive elimination over a ten-year period of duties on, among other things, steel products traded between or among Mexico, the United States and Canada. As a result, zero tariffs currently apply to steel products traded within NAFTA countries. Ternium therefore has greater access to U.S. and Canadian markets but also faces increased competition in Mexico from U.S. and Canadian steel imports. NAFTA provides that NAFTA member companies (for example, Mexican steel producers) can challenge trade restrictions imposed by other NAFTA countries before a bi-national dispute resolution panel.

The Mexican-European Free Trade Agreement, or MEFTA, became effective on July 1, 2000. MEFTA provides for the phase-out and eventual elimination of Mexican duties on all industrial goods, including finished steel products, from the European Union by January 1, 2007. The EU eliminated all import duties on Mexican industrial goods, including finished steel products, as of January 1, 2003. Accordingly, Ternium has increased access to EU markets under MEFTA, but also could face increased competition in Mexico from EU steel imports.

In addition, the Mexican government has signed trade agreements with Venezuela, Colombia, EFTA (Liechtenstein, Norway, Iceland and Switzerland), Japan, Chile, Bolivia, Nicaragua, Costa Rica and Uruguay, among others.

•	Peru: Since May 2002, the Peruvian government has imposed a 10% surcharge over CIF (cost, insurance, freight) prices on imports of steel bars from Venezuela, including Ternium’s exports from

Venezuela to Peru. Peru imposed the measure as a result of Venezuela’s refusal to allow garlic imports from Peru, as agreed under the Andean Community regulations. Since December 2004, Peru has imposed a 5% surcharge over CIF prices on cold rolled coil imports and some coated products from Venezuela, including Ternium’s exports to Peru, because of Venezuela’s failure to apply agreed-upon import tariffs to Andean Community partners’ goods.

•	Thailand: In May 2003, Thai authorities imposed anti-dumping duties on hot rolled steel imports from Argentina (37.94%) and Venezuela (78.44%) (as well as on imports from Japan, South Africa, the Russian Federation, Kazakhstan, India, Korea, Taiwan, Ukraine, Algeria, Indonesia, Slovak Republic and Romania), which affect Ternium’s exports to Thailand. The Thai authorities will conduct a sunset review for possible revocation of these measures in May 2008. A final finding by the Thai authorities will result either in the termination or continuance of the duties.

•	United States: U.S. authorities have imposed some measures on flat and long steel products from Argentina, Mexico and Venezuela, which restrict Ternium’s exports to the United States. Measures that currently are in effect are the following:

Argentina. In August 2001, U.S. Department of Commerce, or DOC, imposed an anti-dumping duty of 44.59% and a CVD duty of 41.69% on hot rolled steel from Argentina following an affirmative injury finding by the U.S. International Trade Commission, or ITC. The DOC and ITC will conduct sunset reviews of these measures beginning August 2006. A final finding by both of these agencies will result either in the termination or continuance of the duty. Also, cold rolled exports from Argentina to the United States were the subject of anti-dumping and countervailing duty investigations. These procedures were eventually resolved in favor of Siderar due to a finding of no injury. This decision is now final.

Mexico. Hylsamex’s standard pipes are subject to an anti-dumping duty of 10.38%. This measure has been in place since 1992 and is currently under review as part of a sunset review procedure. Furthermore, Hylsamex’s Oil Country Tubular Goods, or OCTG, products are currently subject to a 1.48% anti-dumping duty. Pipe products have been subject to anti-dumping duties since August 1995. This case is currently under review under two separate proceedings: a NAFTA panel and a World Trade Organization panel. Wire rod products are also currently subject to a duty of 1.81% as a result of the first administrative review.

Venezuela. In October 2001, the International Trade Commission (“ITC”) determined that wire rod imports from Venezuela were not materially injuring the U.S. steel industry. The ITC decision was appealed to the Court of International Trade (“CIT”). Upon remand from the CIT, the ITC issued a remand determination, finding again that imports from Venezuela were negligible. The case is now pending, awaiting a decision from the CIT approving the ITC remand determination.

•	Venezuela: The Venezuelan government has imposed various antidumping measures on steel imports that compete directly with Ternium’s sales in Venezuela. Although Ternium’s operations have not been materially affected by the anti-dumping duties imposed by the Venezuelan government, the following measures are currently in effect:

Hot rolled products. Since June 1999, Venezuela has imposed anti-dumping duties of 45.03%, 62.92% and 57.65% on hot rolled steel imported from the Russian Federation, Ukraine and Kazakhstan, respectively. These measures were continued in September 2005, following completion of a five-year review and will be in force until terminated by Venezuela’s Anti-Dumping and Subsidies Commission (“CASS”) in accordance with Venezuelan trade law.

Cold rolled products. Since September 1999, Venezuela has imposed anti-dumping duties of 45.41%, 55.01% and 58.47% on cold rolled steel imported from the Russian Federation, Ukraine and Kazakhstan, respectively. These measures were continued in October 2005, following completion of a five-year review, and will be in force until terminated by CASS in accordance with Venezuelan trade law.

Venezuela has signed trade agreements with several countries or trade blocs aimed at liberalizing the trade between them:

The Andean Community (formerly the Andean Pact) is a trading bloc established in 1969 by Bolivia, Colombia, Ecuador, Peru and Venezuela for the purpose of promoting trade relations among its members and between the Andean Community and the European Community (now the EU). Mercosur and the Andean Community began negotiations in connection with a potential merger of the two blocs into a South American Free Trade Area. However, as a result of political tensions with member countries, Venezuela has recently announced it will be leaving the Andean Community. Venezuela also announced that it will withdraw its membership from G-3 Trade Agreement, under which it has free trade with Mexico and Colombia.

Insurance

We and our subsidiaries carry insurance policies covering property damage, general liability and other insurance such as, among others, automobile, marine cargo, life and workers’ compensation insurance. These insurance policies include coverage and contract amounts which are customary in the steel products industry and in line with legal and domestic market requirements. General liability coverage typically includes third party, employers, sudden and accidental seepage and pollution and product liabilities within limits from USD50 million to USD100 million. Siderar and Sidor, however, do not carry coverage for machinery breakdown and business interruption, respectively.

C. Organizational Structure

The Company holds the Techint Group’s investments in flat and long steel manufacturing, processing and distribution businesses, including its controlling direct and indirect equity interests in Argentina’s largest steel company, Siderar, Venezuela’s largest steel company, Sidor, the recently acquired Hylsamex, one of Mexico’s largest steel companies, and Techintrade.

Below is a simplified diagram of Ternium’s corporate structure as of the date of this annual report.

Subsidiaries

Ternium operates entirely through subsidiaries. For a complete list of its subsidiaries and a description of its investments in other companies, see notes 1 and 2 to our combined consolidated financial statements included in this annual report.

Siderar

Siderar was created in 1993 and has become the main integrated manufacturer of flat steel products in Argentina with a current total annual production capacity of 2.9 million tons of crude steel.

Siderar operates one integrated steel manufacturing plant with 100% continuous casting capability, one hot strip rolling mill, two cold strip rolling mills, one tin plating plant, two galvanizing plants, one continuous painting plant, one electrolytic galvanizing plant for coils, a pre-painting plant for sheets and four service centers, all located in the province of Buenos Aires, Argentina.

Siderar’s origins began in September 1961 with the founding of Propulsora Siderúrgica, or Propulsora, by the Techint Group. Propulsora began its operations as a producer of cold rolled coils in December 1969 and in the early 1990s began to evolve through a series of strategic investments oriented to transform Propulsora into an integrated steel producer. Propulsora acquired Aceros Parana, which was formed by the Argentine government in connection with the privatization of Somisa, at the time the main integrated producer of flat steel in Argentina. As part of this privatization, all of Somisa’s productive assets were transferred to Aceros Parana, of which Propulsora acquired a controlling interest in late 1992. On November 29, 1993, Propulsora merged its operations with those of Aceros Parana and its subsidiary company, Sidercrom, a tin plate processing company, and two other steel industry subsidiaries of Propulsora (Aceros Revestidos and Bernal). After the merger, Propulsora changed its name to Siderar S.A.I.C.

The main shareholders of Siderar as of May 31, 2006 are set out in the following table, together with the share percentage owned by each shareholder of Siderar:

Siderar Shareholders	% Shares
Ternium	56.1%
Inversora Siderúrgica Argentina (employees)	7.5%
Public	36.4%

Total	100.0%

As part of the privatization process in 1992, 20% of Siderar’s shares were sold to former employees of state-owned Somisa under the Programa de Propiedad Participada (the “Employee Stock Ownership Plan”). These shares are administered by Inversora Siderúrgica Argentina, a company that holds all the employees shares. At the Siderar shareholders’ meeting held on April 30, 2002, it was decided to convert the employee-held Class B shares to Class A shares that are authorized to be listed and to trade on stock exchanges.

Siderar’s shares are listed on the Buenos Aires Stock Exchange, or BASE, under the symbol “ERAR.” The Buenos Aires Stock Market, which is affiliated with the BASE, is the largest stock market in Argentina. On June 23, 2006, the closing price of the Siderar shares on the BASE was ARP21.70 per share, (approximately USD7.04 per share).

Amazonia, Ylopa and Sidor

Amazonia. In November 1997, the Techint Group, together with several leading companies related to the steel industry, including Hylsamex, Usiminas and Sivensa, formed Amazonia. Amazonia was established in the Cayman Islands. The principal activity of Amazonia is the holding of long term investments in Sidor. The corporate purpose of Amazonia also includes the providing of technical and management assistance. Sidor is the largest steel company in the Andean Community and the main exporting private company in Venezuela. Sidor’s Venezuelan facilities are one of the largest complexes of their kind in the world.

In December 1997, Amazonia won the bid in the privatization of 70% of the shares of Sidor. The Venezuelan government retained the remaining 30%. In January 1998, Amazonia paid USD1.2 billion for its stake in Sidor. This investment was financed through funds of each member of the consortium and a bank loan for USD500 million, guaranteed by the shares of Amazonia and those acquired from Sidor. Siderar’s share in the investment was USD123 million.

The continuing world-wide steel production crisis, the deterioration of the financial markets, the appreciation of the bolívar and other adverse factors negatively affected Sidor and Amazonia, which had to undergo debt restructurings in 2000 and 2003.

In June 2003, a restructuring agreement was reached among Sidor, Amazonia and its financial creditors. The main terms of this restructuring agreement were:

•	Ylopa bought all the financial debt of Amazonia and part of the bank debt of Sidor for a total amount of USD127.6 million;

•	Sidor bought part of its own bank debt for a total amount of USD37.9 million;

•	the remaining debt was refinanced with a longer maturity and lower interest rates;

•	Ylopa assigned Amazonia all the debt it bought in exchange for a convertible debt of Amazonia representing 67.4% of the equity of Amazonia;

•	the Venezuelan government capitalized half its debt in Sidor, increasing the government’s stake to 40.3% while Amazonia’s stake decreased to 59.7%;

•	the rest of the government’s debt was refinanced;

•	certain guarantees and agreements under the 2000 restructuring were terminated; and

•	Sidor would make payments to its creditors based on Sidor’s ability to meet certain financial goals in accordance with the payment mechanism described below.

In connection with the restructuring of Sidor’s debt, a payment mechanism was established that required Sidor to use certain future cash surpluses (calculated on the basis of a predetermined formula) to prepay the debt with BANDES and certain commercial bank creditors and to compensate CVG (the Venezuelan government) and certain partners of Amazonia (through Ylopa) pursuant to the agreements entered into by Sidor in the debt restructuring process that occurred in 2003. The payments were measured and paid semi-annually, until December 2004, when Sidor agreed to calculate the payments quarterly, and distribute the payments paid together with principal installments of its outstanding bank debt. The distribution of these payments began in 2003 and is scheduled to continue until the earlier of December 2016 and the fiscal year before the cancellation in full of the debt with BANDES. Under the agreements, Sidor’s financial creditors receive 30% of the total payments made pursuant to this mechanism, and 70% is paid to Ylopa and CVG (with 59.7% apportioned to Ylopa and 40.3% to CVG). Any distribution collected by Ylopa that exceeds USD324 million must be transferred to Amazonia. This amount was exceeded in March 2005, and it is anticipated that any future distributions will be transferred to Amazonia.

The new restructuring agreement established certain conditions and obligations to be observed, which included a lien over Sidor’s and Amazonia’s shares in favor of Sidor’s financial creditors, that was valid during the first two years following the restructuring date and terminated in July 2005; a lien over any future debt of Amazonia, that was valid until the liens over Sidor’s and Amazonia’s shares were terminated; and a commitment not to create any additional lien or guarantee over the shares or debt of Amazonia.

In February 2005, Ylopa converted the convertible debt it held in Amazonia into equity, and assigned such equity to its shareholders pro rata to their equity interests in Ylopa.

On June 29, 2005, ISL contributed its then-current direct and indirect interests in Siderar, Amazonia, Techintrade and Ylopa to the Company. Through this contribution, the Company acquired a 39.4% indirect interest in Amazonia (including a 14.4% through Siderar’s subsidiary Prosid). Furthermore, on August 22, 2005, with the acquisition of Hylsamex, Ternium acquired the 11.9% equity stake that Hylsamex held directly and through Hylsa Latin in Amazonia and the 7.5% that Hylsamex’s former controlling shareholder, Alfa, held in Amazonia. On September 9, 2005, Tenaris transferred its 21.2% equity stake in Amazonia to ISL, which on September 15, 2005 contributed such shares to the Company. On October 27, 2005, Usiminas exchanged its 16.6% equity stake in Amazonia for shares of the Company. On November 17, 2005, Sidetur, a subsidiary of Sivensa, exchanged with ISL its 3.4% interest in Amazonia for 33,800,735 shares of the Company. On February 9, 2006, ISL contributed to the Company the 3.4% interest in Amazonia acquired from Sidetur in exchange for Ternium shares. As of May 31, 2006, Ternium owned directly or through wholly owned subsidiaries 85.6% of Amazonia shares and 14.4% indirectly through Siderar (Prosid).

Ylopa. Ylopa is a company established in 2002 under the laws of Portugal and registered in the Madeira Free Zone. The sole purpose of its establishment was to participate in the debt restructuring process of Sidor and Amazonia. Ylopa was formed by the contributions of some of the private partners of Amazonia.

On June 29, 2005, ISL contributed its then-current direct and indirect interests in Siderar, Amazonia, Techintrade and Ylopa to the Company. Through this contribution, Ternium acquired a 34.3% interest in Ylopa. Furthermore, on August 22, 2005, together with the acquisition of Hylsamex, Ternium acquired an 11.11% indirect interest that Hylsamex’s former controlling shareholder, Alfa, held in Ylopa. On September 9, 2005, Tenaris transferred its 24.4% equity stake in Ylopa to ISL, which on September 15, 2005 contributed such shares to the Company. On October 27, 2005, Usiminas exchanged its 19.1% interest in Ylopa for shares of the Company.

Sidor. Sidor is the main flat steel producer in Venezuela, the largest steel company in the Andean Community and the main exporting private company in Venezuela. The location of its steel plant close to the city of Puerto Ordaz in Venezuela, in the Matanzas industrial zone on the banks of the Orinoco River, provides Sidor with a prime location by connecting it directly to the Atlantic Ocean.

Sidor manufactures steel billets, slabs, wire rod, rebar, hot and cold rolled sheets, coated sheets and coils using direct reduction technology and electric arc furnaces with available natural resources. Sidor has an annual crude steel production capacity of 5.0 million tons.

The main shareholders of Sidor are set out in the following table, together with the share percentage owned by each shareholder of Sidor as of May 31, 2006:

Sidor Shareholders	% Shares
Amazonia	59.7%
CVG (Venezuelan government)	20.3%
Banco de Desarrollo Económico y Social de Venezuela	0.4%
Employees	19.6%

Total	100.0%

In accordance with the Privatization Law, CVG and BANDES were required to transfer a maximum of 20% of their shares of Sidor to present and retired workers of Sidor, under the terms of a special program of workers’ participation (Programa de Participación Laboral or “PPL”) and their remaining 10% to the program of citizens’ participation (Programa de Participación Ciudadana or “PPC”). The transfer of the PPL shares began in May 2004, and, as of the date of this annual report, it has not been completed. Furthermore, the PPC plan is still subject to implementation rules.

Hylsamex

Our Mexican subsidiary Hylsamex, acquired in August 2005, is a holding company with operating subsidiaries that manufacture and distribute steel products in Mexico. Hylsamex and its subsidiaries operate all of Ternium’s mining and steel production activities in Mexico.

Hylsamex is one of the largest steel companies in Mexico using mini-mill technology and is a strong competitor in each of its principal flat and long steel products, including value-added finished steel products for use mainly in the construction, auto parts and appliance industries. Hylsamex is a holding company and, as such, does not engage directly in production operations. Instead, operations are conducted by Hylsamex’s operating subsidiaries. The two principal subsidiaries of Hylsamex were Hylsa S.A. de C.V. (“Hylsa”) and Galvak, S.A. de C.V. (“Galvak”), of which Hylsamex held one hundred percent of the outstanding shares. Hylsa operated the principal divisions of steel production and Galvak was a leader in the production of coated steel. In the context of a corporate restructuring aimed at simplifying operations and eliminating unnecessary overlaps, on December 31, 2005 the other subsidiaries of Hylsamex (including Galvak) were merged into Hylsa, thereby consolidating under one operating company. As of the date of this annual report, the mergers are all registered in the Public Registry of Commerce.

Hylsa, originally named Hojalata y Lámina, S.A., was formed by investors in 1943 for the purpose of producing steel required in the manufacture of crown caps for local beer-bottling operations in Monterrey, Mexico. In the early 1950s, Hylsa developed a commercial process for making DRI in response to the scarcity of steel scrap that prevailed at the time and to tap its iron ore reserves. Initially, Hylsa was dedicated to the production of flat products, continuously revamping and expanding its operations and product lines. In the 1960s and 1970s, Hylsa expanded its operations by acquiring a rebar facility in Apodaca (the North Plant) and building a greenfield mill for the production of long products close to Puebla, about 200 kilometers away from Mexico City (the Puebla Plant). In the early 1990s, Hylsa initiated a comprehensive modernization and expansion program, disbursing over one billion dollars to bring its facilities to state-of-the-art status. At the core of Hylsa’s modernization program is its Compact Strip Process (CSP) Flat Products Minimill, which commenced operations in 1995 and expanded in 1998 to its current annual capacity of 1.55 million tons of hot rolled coils. Galvak resulted from the acquisition in 1979 of two local coating steel companies growing from a single galvanizing line into a leader in the processing, distribution and marketing of coated steel in Mexico, with an actual capacity of roughly 0.6 million tons of diversified coated products. In the early 1990s, Hylsamex was created by Alfa for the purpose of grouping all of Alfa’s steel-related subsidiaries. Alfa is one of Mexico’s largest companies, with significant holdings in the petrochemicals, food, telecommunications, automotive parts and steel industries. In February 2004, Alfa shareholders approved a two-stage divestiture of Hylsamex from Alfa’s portfolio of businesses.

The main shareholders of Hylsamex are set out in the following table, together with the share percentage owned by each shareholder as of May 31, 2006:

Hylsamex Shareholders	% Shares
Ternium		99.8%
Indirectly through I.I.I. BVI	70.0%
Indirectly through Siderar and its wholly-owned subsidiary Basilea	29.8%
Minority		0.2%

Total		100.0%

In accordance with applicable Mexican law, Hylsamex petitioned the Mexican securities commission on December 2, 2005 to deregister its shares, and, as of December 19, 2005, Hylsamex’s shares were deregistered. In connection with that petition, on December 1, 2005, Ternium’s subsidiary Siderar established a fiduciary account (fideicomiso) in Mexico with a term of at least six months and funded that account with cash in an amount sufficient to acquire any Hylsamex shares held by the public for the same consideration offered in the tender offer that closed on August 22, 2005. The fiduciary account expired on June 19, 2006. Mexican law does not provide for an automatic acquisition of any remaining Hylsamex shares at the expiration of the fiduciary account and does not allow us to proceed with such an acquisition unilaterally.

Techintrade Commercial Network

Techintrade and its subsidiaries include eight incorporated companies, three representative offices (Colombia, China and Mexico) and other assets around the world that market and provide services in relation to the sales of Ternium’s products worldwide. The headquarters of the network are located in Uruguay.

Given its presence in main steel markets, Techintrade is able to provide its clients with marketing assistance for their export sales by aiding in consolidating their position in their present markets and developing new markets according to a jointly defined global strategy. Techintrade services include sales and trading, communication systems, offices and human resources dedicated to export trading, technical assistance, commercial back office and credit analysis.

The chart below presents the main structure and ownership holdings of the Techintrade Network (representative offices shown in dotted lines).

D. Property, Plants and Equipment

See “—Business Overview—Production Process and Facilities.”

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our audited combined consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a combined basis. We prepare our combined consolidated financial statements in conformity with IFRS, which differ in certain significant respects from U.S. GAAP. See note 36 to our combined consolidated financial statements included in this document, which include a description of the principal differences between IFRS and U.S. GAAP as they relate to the Company and a reconciliation of net income and shareholders’ equity for the years and at the dates indicated.

Certain information contained in this discussion and analysis and presented elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements”. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in this annual report and others that could cause results to differ materially from those expressed in such forward-looking statements.

Overview

Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products. Ternium has operating locations in México, Argentina and Venezuela, that provide it with a strong position form which to serve its core markets. In addition, Ternium reaches the regional markets through its own network of distribution, sales and marketing offices.

Ternium primarily sells its steel products in the regional markets of North, Central and South America, where it can leverage its strategically-located manufacturing facilities to provide specialized products and delivery services to its clients. We believe that Ternium is the leading supplier of flat steel products in Argentina, through its subsidiary Siderar, and of flat and long steel products in Venezuela, through Amazonia’s subsidiary Sidor and a significant competitor in Mexico through its subsidiary Hylsamex. Amazonia became a subsidiary of Ternium on February 15, 2005, after the capitalization of certain debt instruments convertible into shares of Amazonia. Ternium also maintains a strategic presence in other major steel markets, such as Europe, Asia (mainly China) and Africa, through its network of commercial offices, which allows it to reach clients outside its regional markets with a comprehensive range of products and services and place products in case of slower demand in domestic economies, achieve improved effectiveness in the supply of its products and maintain a fluid commercial relationship with its clients by providing continuous services and assistance. In addition, Ternium is a competitive player in the international trade market for flat and long steel products. With the acquisition of Hylsamex, the Mexican steel company acquired in August 2005, we believe that Ternium has become a significant competitor in the Mexican market for flat and long steel products and has enhanced its position as an international steel producer.

Ternium’s revenues are affected by general global trends in the steel industry and more specifically by the economic conditions in the countries in which it has manufacturing operations and where its clients are located. Ternium’s revenues are also impacted by events that affect the price and availability of raw materials and energy inputs needed for its operations. Furthermore, due to the highly cyclical nature of the steel industry, recent results may not be indicative of future performance, and historical results may not be comparable to future results. Investors should not rely on the results of a single period, particularly a period of peak prices, as an indication of Ternium’s annual results or future performance. The variables and trends mentioned below could also affect the results of its investments in steel related companies. See Item 4. “Information on the Company—Our Business Strategy”.

Ternium’s primary source of revenue is the sale of flat and long steel products. Management expects sales of flat and long steel products to continue to be Ternium’s primary source of revenue. The global market for such steel products is highly competitive, with the primary competitive factors being price, cost, product quality and customer service. Ternium sells its products in several countries worldwide; however, the majority of such sales are concentrated in the Americas. Specifically, Ternium’s largest markets are concentrated in Argentina and Venezuela, where its manufacturing subsidiaries are located. After the acquisition of Hylsamex, Mexico also became one of its primary markets.

Ternium’s results are sensitive to economic activity, steel consumption, prices in the international steel markets and trends in the steel industry. Ternium’s results of operations primarily depend on economic conditions in Argentina and Venezuela (where Ternium is a leading manufacturer and supplier), and, to a lesser extent, on economic conditions in international and regional markets such as Mercosur, the Andean Community and NAFTA. Historically, annual steel consumption in the countries where Ternium operates has varied at a rate that is linked to the annual change in each country’s gross domestic product and per capita disposable income. Recently, worldwide economic growth and favorable economic developments throughout the Americas resulted in increases in investments and in per capita disposable income, which in turn contributed to increased overall demand for Ternium’s products. For example, apparent consumption of finished steel products in Argentina increased by 2% during 2005 due to the sustained recovery in the Argentine economy, mainly in the industrial activity, agriculture, construction and automotive sectors.

In addition, steel prices worldwide are determined by global trends of supply and demand. A decline in global steel prices generally leads to a decrease in the prices of Ternium’s products and, consequently, to a decline in revenues and profitability. As a result of the general excess capacity in the industry, the world steel industry was subject to substantial downward pricing pressure, which negatively impacted the results of steel companies in the second half of 2000 and the entire year of 2001. International steel prices generally improved beginning in 2003, driven by a strong increase in global demand fostered by economic growth in Asia and an indication of economic recovery in the United States. However, this new period of high prices for steel has encouraged reactivation of and investment in production capacity and, consequently, oversupply has led to a decline in steel prices beginning in the last quarter of 2004 and continuing through 2005. Nevertheless, prices in 2005 reached generally higher levels than those prevailing in 2001 through 2003. In the first quarter of 2006, the steel prices began to recover.

Furthermore, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel, which subsequently acquired International Steel Group. Furthermore, in January 2006, Mittal Steel announced a tender offer to acquire Arcelor, which terms were improved in May 2006. Also, in May 2006, Arcelor announced plans to merge with Severstal. Consolidation has enabled steel companies to lower their production costs and allowed for more stringent supply-side discipline, including through selective capacity closures. Competition from global steel manufacturers with expanded production capacity such as Mittal Steel and Arcelor, and new market entrants, especially from China, could result in significant price competition, declining margins and reductions in revenue.

Ternium’s production costs are generally sensitive to the international prices of raw materials and energy, which reflect supply and demand factors in the global steel industry. Ternium purchases substantial quantities of raw materials, including iron ore, coal, ferroalloys and scrap, for use in the production of its steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. Since 2003, the recovery of the U.S. economy, an unprecedented demand for steel in China and shortage of shipping capacity resulted in a tight market for raw materials globally. These factors contributed to a strong boost in the prices of raw materials globally. In addition to raw materials, natural gas and electricity are both important components of Ternium’s cost structure. In 2003 and 2004, international energy prices rose substantially from the levels that had prevailed in the previous four years, reflecting higher demand for energy inputs. Moreover, an energy crisis, like that affecting Argentina since 2003, or any other disruption in the supply of natural gas or electricity, could force Ternium to acquire energy from alternative sources and could negatively impact Ternium’s costs.

Ternium’s revenues could be affected by competition from imports and dumping conditions. Ternium’s ability to profitably access the export markets varies with the value of the local currencies where it operates, the strength of the economies of the countries to which it exports and overall steel prices. Ternium’s ability to sell its products is influenced to varying degrees by trends in global trade for steel products, particularly trends in imports of steel products into its principal markets. During 2001, a period of strong over-supply, several anti-dumping measures were imposed in several countries in which Ternium operates (including Argentina, Venezuela and, since the acquisition of Hylsamex, Mexico) to prevent foreign steel producers from “dumping” certain steel products in local markets. The recovery in global economic conditions since 2003 and strong Chinese demand reduced the previously strong competition in the international exports markets. As a consequence, several countries reduced or eliminated the protective measures established in prior years. However, a number of other trade restrictions, both in Ternium’s local and export markets, remain in place.

Prevailing exchange rates have had an impact on Ternium’s results in the past and could impact results again in the future. Ternium’s operating subsidiaries have primarily U.S. dollar-denominated revenues (other than revenues from domestic sales in Mexico), while a significant portion of their costs are denominated in local currency in the markets where they operate. As a result, Ternium’s income is affected by the fluctuation of each local currency against the U.S. dollar. If the local currency appreciates, Ternium receives less local currency for each U.S. dollar of export revenue and imports become cheaper in local currency terms; these factors tend to place a ceiling on domestic prices. However, if the local currency depreciates, as occurred in Argentina in 2002, local costs become cheaper, while imported raw materials become more expensive. Ternium manages this risk through specific hedges to the extent management considers appropriate. The Argentine peso/U.S. dollar exchange rate was relatively stable throughout 2005, with frequent interventions by the Argentine Central Bank to maintain the exchange rate at a level close to ARP3.00/USD. The Venezuelan bolívar/U.S. dollar exchange rate was set by the Venezuelan government at a rate of VEB1,917/USD in February 2004 and remained unchanged until March 2005, when it was set at VEB2,147/USD. The Mexican peso fluctuated during 2005, averaging MXN10.89/USD.

Ternium’s net income in 2005 benefited from a strong gain, including non-recurring items, arising from the consolidation of improved results of Amazonia’s and Hylsamex’s results. As discussed elsewhere, in February 2005, Ylopa excercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. As a result, Ternium’s indirect participation in Amazonia increased form 31.03% to 53.4%. At the time of conversion, the shares had a fair value that exceeded the value of the convertible debt due to the improvement of Sidor’s business conditions. Amazonia is the direct controlling shareholder of Sidor.

The consolidation of Amazonia’s results beginning on February 15, 2005 changes the treatment of compensation payable to participants in Sidor’s and Amazonia’s 2003 debt restructuring. As discussed elsewhere in this annual report in connection with their participation in Sidor’s and Amazonia’s 2003 debt restructuring, the Venezuelan government and certain partners of Amazonia (through Ylopa) are entitled to receive compensation in the form of cash payments made by Sidor on a quarterly basis pursuant to a participation agreement. Prior to December 31, 2004, the cash payments received by Ternium were part of its financial income. Following the consolidation of Amazonia’s results beginning on February 15, 2005, such financial income is eliminated in consolidation; however, the cash amounts paid or payable in the future to the Venezuelan government are part of Ternium’s financial expense. See Item 4. “Information on the Company—Subsidiaries—Amazonia, Ylopa and Sidor—Amazonia.”

Critical Accounting Estimates

This discussion of our operating and financial review and prospects is based on our audited combined consolidated financial statements, which have been prepared in accordance with IFRS. The use of IFRS (as opposed to U.S. GAAP) has an impact on our critical accounting policies and estimates. The application of U.S. GAAP would have affected the determination of consolidated net income for the years ended December 31, 2005, 2004 and 2003, and the determination of consolidated shareholders’ equity as of December 31, 2005 and 2004. See note 36 to our combined consolidated financial statements included in this annual report, which reconcile our results of operations and shareholders’ equity presented under IFRS to U.S. GAAP.

The preparation of the financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its accounting estimates and assumptions, including those related to doubtful accounts, obsolescence of inventory, impairment of long-term investments, impairment of other assets and contingencies, and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that its estimates and assumptions are reasonable, they are based upon information available when the estimates and assumptions are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

Our most critical accounting estimates are those that are most important to the portrayal of our financial condition and results of operations, and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. We believe that changes in these assumptions and estimates are not likely to have a material impact on our combined consolidated financial statements. Our most critical accounting estimates and judgments are set forth below.

Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

As permitted under IFRS 1—”First Time Adoption of IFRS,” management has elected to use the fair value of its property, plant and equipment as at January 1, 2003 as its “deemed cost.” In determining useful lives and impairment estimates, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating expectancy, all of which were used in determining useful lives and impairment estimates. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. In addition, management must periodically test its property, plant and equipment for impairment and, as a result, impairment in value can be established. Impairments may result from, among other factors, changes in usage level and maintenance capital expenditure policies, obsolescence and external factors (including increases in input prices that would affect the profitability of the selected fixed assets). Any such impairment charges could have a material adverse effect on Ternium’s results of operations, financial condition and net worth. Under IFRS, assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the present value of estimated future cash flows. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

Allowances for Doubtful Accounts

Management makes estimates of the uncollectibility of our accounts receivable. Management analyzes our trade accounts receivable on a regular basis and, when aware of a third party’s inability to meet its financial commitments to us, management impairs the amounts due by means of a charge to the allowance for doubtful accounts. Management specifically analyzes accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

In addition, a charge to the allowance for doubtful accounts is recognized when a customer makes a claim in connection with an order that has been invoiced and management estimates that, despite its efforts, we are unlikely to collect the full amount of the invoice.

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned.

Historically, losses due to credit failures, aging of overdue accounts and customer claims have been within expectations and in line with the provisions established. If, however, circumstances were to materially change (e.g., higher than expected defaults), management’s estimates of the recoverability of amounts due to us could be materially reduced and our results of operations, financial condition and net worth could be materially and adversely affected.

Allowance for Obsolescence of Supplies and Spare Parts and Slow-Moving Inventory

Management makes estimates of the recoverability of our inventories of supplies and spare parts based on the following criteria:

•	analysis of the aging of the supplies and spare parts; and

•	analysis of the capacity of materials to be used according to their level of preservation and of their potential obsolescence due to technological changes in the mills.

In addition, in our manufacturing facilities an allowance for slow-moving inventory is made in relation to finished goods based on management’s analysis of their aging and market conditions. For this purpose, stocks of finished goods held in inventory for more than six months before the applicable reporting date are valued at their estimated recoverable value.

Historically, losses due to obsolescence and scrapping of inventory have been within expectations and the provisions established. If, however, circumstances were to materially change (e.g., significant changes in market conditions or in the technology used in the mills), management’s estimates of the recoverability of these inventories could be materially reduced and our results of operations, financial condition and net worth could be materially and adversely affected.

Loss Contingencies

We are subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of our business, including customer claims in which a third party is seeking reimbursement or indemnity. Our liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of the applicable financial statement. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates.

With respect to the loss contingencies described in our financial statements, we do not expect to incur any losses exceeding the amounts accrued as of December 31, 2005 that would be material relative to our combined consolidated financial position, results of operations or liquidity as of such date. However, if reserves prove to be inadequate and we incur a charge to earnings, such charge could have a material adverse effect on our results of operations, financial condition and net worth.

Impairment of Long-term Investments

Management records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of these investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future.

As a consequence of certain adverse economic and financial factors experienced by Amazonia in connection with its investment in Sidor, as of December 31, 2003, Ternium recorded an allowance of USD148.3 million to account for potential losses in the value of this investment. In 2004, due to improved performance, Ternium (based on estimates prepared by its management) reversed the impairment provision recorded in previous years on its investment in Sidor. For the purpose of conducting impairment tests, the fair value of the subsidiary was determined using the discounted cash flow method, based on financial projections and on a discount rate using market parameters. Therefore, the impairment on our investment in Amazonia was reversed. In 2005 there was no impairment charge. See note 12 to our combined consolidated financial statements for further reference regarding our investment in Amazonia.

Impairment of Deferred Tax Assets

Management calculates current and deferred income taxes according to the tax laws applicable to our subsidiaries in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. When assessing the recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on those estimates, management did not record a valuation allowance at December 31, 2005.

Although we believe our estimates are appropriate, significant differences in actual performance of the asset or group of assets may materially affect our asset values and results of operation.

Net Income and Shareholders’ Equity Information on a U.S. GAAP Basis

IFRS differ in significant respects from U.S. GAAP. Under U.S. GAAP, we recorded net income of USD559.3 million for fiscal year ended December 31, 2005 (compared to net income attributable to equity holders of USD704.4 million under IFRS), USD424.7 million for the fiscal year ended December 31, 2004 (compared to net income attributable to equity holders of USD457.3 million under IFRS), and net income of USD264.2 million for the fiscal year ended December 31, 2003 (compared to net income attributable to equity holders of USD218.2 million under IFRS). The principal differences between IFRS and U.S. GAAP that affected our results of operations were:

•	differences in the valuation (at fair value) of property, plan and equipment and in the capitalization of interest on property, plant and equipment under construction;

•	differences in the accounting for investments in associated company;

•	differences in accounting for acquisition of minority interest in controlled subsidiaries;

•	differences in the recognition of prior service costs related to pension benefits;

•	differences in accounting for changes in the fair value of financial assets; and

•	the effects on deferred taxes and minority interest of the above reconciling items.

Shareholders’ equity determined in accordance with U.S. GAAP was USD1,436.6 million as of December 31, 2005, compared to USD1,842.5 million under IFRS and USD954.3 million as of December 31, 2004, compared to USD1,026.7 million under IFRS. The principal differences affecting the determination of shareholders’ equity are those described above.

For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to our combined consolidated net income and shareholders’ equity, see note 36 to our combined consolidated financial statements included in this annual report.

A. Results of Operations

The following discussion and analysis of our financial condition and results of operations are based on our audited combined consolidated financial statements included elsewhere in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a combined and consolidated basis. See “Presentation of Certain Financial and Other Information—Accounting Principles” and notes 2 and 4 to our combined consolidated financial statements included in this annual report. The following discussion should be read in conjunction with our audited combined consolidated financial statements and the related notes included in this annual report.

In thousands of U.S. dollars (except number of shares and per share data)	For the year ended December 31,
	2005	2004	2003
Selected combined consolidated income statement data

IFRS
Net sales	4,447,680	1,598,925	1,056,566
Cost of sales	(2,470,844)	(965,004)	(671,720)

Gross profit	1,976,836	633,921	384,846
General and administrative expenses	(269,231)	(58,428)	(51,557)
Selling expenses	(251,962)	(60,524)	(62,786)
Other operating expenses, net	(63,482)	(798)	(5,721)

Operating income	1,392,161	514,171	264,782

Financial (expenses) income, net	(310,736)	202,289	75,606
Excess of fair value of net assets acquired over cost	188,356	—	—
Equity in earnings of associated companies	21,524	209,201	110,250

Income before income tax	1,291,305	925,661	450,638
Income tax expense	(218,492)	(177,486)	(94,087)

Net income for the year(1)	1,072,813	748,175	356,551

Attributable to:
Equity holders of the Company	704,406	457,339	218,215
Minority interest	368,407	290,836	138,336

	1,072,813	748,175	356,551

Depreciation and amortization	316,405	99,192	85,479
Weighted average number of shares outstanding(2)	1,209,476,609	1,168,943,632	1,168,943,632
Basic earnings per share for profit attributable to the equity holders of the Company during the year(2)	0.58	0.39	0.19
Diluted earnings per share for profit attributable to the equity holders of the Company during the year(3)	0.54	0.39	0.19

U.S. GAAP

Net sales	4,447,680	1,598,925	1,056,566
Net income for the year(4)	559,305	424,655	264,173
Weighted average number of shares outstanding(2)	1,209,476,609	1,168,943,632	1,168,943,632
Basic earnings per share for profit attributable to the equity holders of the Company during the year(2)	0.46	0.36	0.23
Diluted earnings per share for profit attributable to the equity holders of the Company during the year(3)	0.43	0.36	0.23

(1)	For IFRS purposes, net income for the year is shown gross of the interest of minority shareholders in controlled subsidiaries. The portion of net income attributable to the equity holders of the Company and to minority shareholders is disclosed separately. Under U.S. GAAP, net income for the year is shown net of minority interest.
(2)	As discussed in note 1 to our audited combined consolidated financial statements, in October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.5 million, represented by 1,396,551,886 shares of USD1.00 nominal value each. Ternium’s combined earnings per share for the year ended December 2004 and 2003 have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in each of the periods presented. For fiscal year 2005, the weighted average of shares outstanding totaled 1,209,476,609 shares.
(3)	Diluted earnings per share have been calculated giving effect to the conversion of the Subordinated Convertible Loans. See note 35(a) to our audited combined consolidated financial statements.
(4)	We are not presenting net income from continuing operations since it is identical to net income for all periods presented.

In thousands of U.S. dollars (except number of shares and per share data)	At December 31,
	2005	2004	2003
Selected combined consolidated balance sheet data

IFRS
Non-current assets	6,116,423	1,728,410	1,610,810
Property, plant and equipment, net	5,463,871	1,244,691	1,275,699
Other non-current assets(1)	652,552	483,719	335,111
Current assets	2,543,558	918,220	576,078
Cash and cash equivalents	765,630	194,875	129,020
Other current assets	1,777,928	723,345	447,058
Total assets	8,659,981	2,646,630	2,186,888

Capital and reserve attributable to equity holders(2)	1,842,454	1,026,725	701,821

Minority interest	1,733,465	745,126	550,264

Non-current liabilities	3,690,629	359,510	677,649
Borrowings	2,399,878	1,008	283,914
Deferred income tax	1,048,188	337,473	374,907
Other non-current liabilities	242,563	21,029	18,828

Current liabilities	1,393,433	515,269	257,154
Borrowings	516,399	121,998	80,238
Other current liabilities	877,034	393,271	176,916

Total liabilities	5,084,062	874,779	934,803
Total equity and liabilities	8,659,981	2,646,630	2,186,888

Number of shares outstanding(3)	1,396,551,886	1,168,943,632	1,168,943,632

U.S. GAAP

Total assets	7,938,086	2,115,271	1,201,734
Non-current liabilities	3,699,842	44,647	311,054
Total shareholders’ equity	1,436,638	954,255	382,703

(1)	As of December 31, 2005 includes USD399.7 million of goodwill related to the acquisition of Hylsamex. See note 3(a) to our audited combined financial statements.
(2)	The Company’s common stock as of December 31, 2005, 2004 and 2003 was represented by 1,396,551,886, 1,168,943,632 and 1,168,943,632, par value USD1.00 per share, for a total amount of USD1,396.5 million, USD1,168.9 million and USD1,168.9 million, respectively.
(3)	As described in note 1 to our audited combined consolidated financial statements, in October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.5 million, represented by 1,396,551,886 shares of USD1.00 nominal value per share.

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the years indicated:

Percentage of net sales	For the year ended December 31,
	2005	2004	2003
Net sales	100.0%	100.0%	100.0%
Cost of sales	(55.6)%	(60.4)%	(63.6)%

Gross profit	44.4%	39.6%	36.4%

General and administrative expenses	(6.1)%	(3.7)%	(4.9)%
Selling expenses	(5.7)%	(3.8)%	(5.9)%
Other operating (expenses) income, net	(1.4)%	0.0%	(0.5)%

Operating income	31.3%	32.2%	25.1%

Financial (expense) income, net	(7.0)%	12.7%	7.2%
Excess of fair value of net assets acquired over cost	4.2%	—	—
Equity in earnings of associated companies	0.5%	13.1%	10.4%

Income before income tax expense	29.0%	57.9%	42.7%
Income tax expense	(4.9)%	(11.1)%	(8.9)%

Net income for the year	24.1%	46.8%	33.7%

Attributable to:
Equity holders of the Company	15.8%	28.6%	20.7%
Minority interest	8.3%	18.2%	13.1%

Fiscal Year Ended December 31, 2005 compared to Fiscal Year Ended December 31, 2004

Due to the consolidation of Amazonia and Hylsamex since February 15, 2005 and August 22, 2005, respectively, the results and other financial data for the year ended December 31, 2005 varied significantly from the results and other financial data for the previous year. The consolidation of Amazonia resulted, among other things, in the elimination of intercompany sales between Sidor and Ternium’s subsidiaries, following which trading activities are no longer material.

Overview

Ternium’s net income attributable to equity holders increased to USD704.4 million for the year ended December 31, 2005, from USD457.3 million for the year ended December 31, 2004.

The improved results in 2005 were also the result of:

•	the acquisition of Amazonia and Hylsamex, since February 15, 2005 and August 22, 2005, respectively;

•	a non-recurring gain of USD188.4 million recorded upon the conversion, in February 2005, of a convertible loan granted by Ylopa into Amazonia shares;

•	which were partially offset by an increase in financial expenses principally attributable to higher interest expense resulting from the indebtedness under the Ternium Credit Facility and the Siderar Credit Facility, and also attributable to the effect of the change in the recognition of Sidor’s excess cash payments that resulted in a financial loss of USD265.2 million.

Cash and cash equivalents as of December 31, 2005 were USD755.0 (not including USD10.7 million of restricted cash), compared to USD194.9 million in the previous year. This 287.4% increase was mainly due to the consolidation of Amazonia and Hylsamex in 2005.

Net Sales

Net sales in 2005 totaled USD4,447.7 million, a 178.2% increase from USD1,598.9 million in 2004. This significant increase was primarily due to the consolidation of Amazonia and Hylsamex’s sales of USD1,863.5 million (net of intercompany transactions) and USD723.8 million (net of intercompany transactions), since February 15, 2005 and August 22, 2005, respectively, together with an increase in Siderar’s sales of USD292.8 million, which was partially offset by a decrease in Techintrade’s sales of USD31.0 million. Both Amazonia and Hylsamex enjoyed strong sales consistent with the solid pricing environment and the positive economic activity in the markets in which they participate.

The following table shows Ternium’s total combined consolidated net sales by product and geographical region for the years indicated:

In thousands of U.S. dollars	For the year ended December 31,
	2005	2004
Flat Steel Product Sales

South and Central America	2,383,515	999,567
North America	859,871	94,299
Europe	267,934	149,671
Other	59,094	22,660

Total Flat Steel Products Sales	3,570,414	1,266,197

Long Steel Product Sales

South and Central America	370,634	—
North America	252,576	—
Europe	2,158	—
Other	—	—

Total Long Steel Product Sales	625,368	—

Trading Sales(1)
South and Central America	—	116,624
North America	—	136,530
Europe	—	62,702
Other	—	9,371

Total Trading Sales	—	325,227

Total Other Sales(2)	251,898	7,501

Total Sales	4,447,680	1,598,925

(1)	The item “Trading” includes mainly trading activities for the year ended December 31, 2004 and 2003. The consolidation of Amazonia’s results since February 15, 2005 resulted in the elimination of intercompany sales between Sidor and Ternium’s subsidiaries, following which trading activities are no longer material.
(2)	The item “Other Sales” includes mainly sales of pig iron, iron ore pellets and steel tubes.

In 2005, Ternium derived the majority of its revenues (approximately 80.3%) from sales of flat steel products. Total sales of flat steel products increased significantly from USD1,266.2 million in 2004 to USD3,570.4 million in 2005. USD1,569.5 million (net of intercompany transactions) and USD429.8 million (net of intercompany transactions) resulted from the consolidation of Amazonia’s and Hylsamex’s results, respectively, together with an increase in Siderar’s sales.

After the consolidation of Amazonia and Hylsamex’s results in 2005, long steel product sales totaled USD625.4 million. Because Amazonia and Hylsamex are the only Ternium subsidiaries that manufacture long steel products, no such sales were recorded in 2004.

Due to the consolidation of Amazonia’s results since February 15, 2005, the intercompany sales between Sidor and Ternium’s subsidiaries were eliminated, following which trading activities are no longer material. Furthermore, other sales increased from USD7.5 million in 2004 to USD251.9 million in 2005, mainly as a consequence of the consolidation of Hylsamex, which exported iron ore pellets and fines to China, as well as sales of iron ore pellets from Amazonia and steel tubes from the tubing facilites located in Mexico.

Sales Volume

The following table shows our sales volume by product and market for the years indicated.

In thousands of tons (unaudited)	For the year ended December 31,
	2005	2004
Flat Steel Product Sales Volume

South and Central America	3,462	1,718
North America	1,300	147
Europe	408	270
Other	107	41

Total Flat Steel Product Sales Volume	5,276	2,176

Long Steel Product Sales Volume

South and Central America	709	—
North America	503	—
Europe	5	—
Other	—	—

Total Long Steel Product Sales Volume	1,218	—

Trading Sales Volume(1)

South and Central America	—	159
North America	—	246
Europe	—	110
Other	—	32

Trading Sales Volume	—	546

Total Sales Volume(2)	6,494	2,722

(1)	The item “Trading” includes mainly trading activities for the year ended December 31, 2004 and 2003. The consolidation of Amazonia’s results since February 15, 2005 resulted in the elimination of intercompany sales between Sidor and Ternium’s subsidiaries, following which trading activities are no longer material.
(2)	The total sales volume does not include 130 thousand tons and 26 thousand tons of other sales item in 2005 and 2004, respectively.

Total sales volume increased by 138.6% to 6,494 thousand tons in 2005 from 2,722 thousand tons in 2004. The increase mainly reflects the consolidation of Sidor’s and Hylsamex’s sales volume of 3,037 thousand tons and 770 thousand tons (net of intercompany transactions) for the fiscal year 2005, which was partially offset by a decrease of 36 thousand tons of Siderar’s sales volume.

In 2005, flat steel product sales volume increased by 142.5% to 5,276 thousand tons from 2,176 thousand tons in 2004. The increase was mainly due to the effect of the consolidation of 2,550 thousand tons (net of intercompany transactions) and 429 thousand tons (net of intercompany transactions) of Sidor and Hylsamex’s sales volume, respectively. The difference was mainly attributable to increases in Siderar’s sales volume. Sales in South and Central America increased by 1,744 thousand tons, or 101.5%, from 1,718 thousand tons in 2004 to 3,462 thousand tons in 2005. The increase was attributable to the consolidation of Sidor’s sales, which occurred primarily in the South and Central America region. Sales to North America increased by 784% to 1,300 thousand tons in 2005 from 147 thousand tons in 2004. The substantial increase was due to the consolidation of Hylsamex’s sales volume. Sales to Europe increased by 51% from 270 thousand tons in 2004 to 408 thousand tons in 2005 due to the strong demand in the European market. Sales to other markets increased by 66 thousand tons, or 161.0%, from 41 thousand tons in 2004 to 107 thousand tons in 2005.

Long steel product sales were recorded in 2005 as a result of the consolidation of Sidor and Hylsamex’s results and reached a total of 1,218 thousand tons in 2005. In 2004, no such sales were recorded because Ternium did not offer long steel products. Of the 1,218 thousand tons of long steel products volume sold in 2005, 758 thousand tons (net of intercompany transactions) and 340 thousand tons (net of intercompany transactions) corresponded to Sidor and Hylsamex, respectively, while the difference corresponded mostly to Techintrade. The long steel product markets are traditionally more local, particularly reinforcing bar, with Sidor volumes corresponding largely to South and Central America and those of Hylsamex to North American markets. In addition, Sidor sold wire rod to North America.

The following table shows the percentage of market distribution of Ternium’s total sales by region for the years indicated.

Percentage of total sales	For the year ended December 31,
	2005	2004
South and Central America	63.1%	70.3%
North America	29.0%	14.4%
Europe	6.1%	13.3%
Other	1.8%	2.0%

	100.0%	100.0%

Sales destined to the Americas increased to 92.1% of net sales in 2005 from 84.7% of net sales in 2004 primarily due to the effect of the consolidation of Sidor’s and Hylsamex’s sales. During the same period, tons destined to South and Central America decreased slightly as percentage of net sales, while tons destined to North America increased from 14.4% of net sales in 2004 to 29.0% of net sales in 2005. This variation was mainly due to the consolidation of Hylsamex, which is located in Mexico and channeled most of its shipments in the North America Region. Sales to Europe and other markets decreased to 6.1% of net sales in 2005 from 13.3% of net sales in 2004 and to 1.8% of net sales in 2005 from 2.0% of net sales in 2004, respectively, due to the shift in sales to Ternium’s traditional markets.

Sales prices

Revenue per ton of flat steel products increased by 16.3% to USD677 in 2005 from USD582 in 2004. Although international steel prices receded from the peak levels observed during the second half of 2004 and early 2005, international reference prices remained at very strong levels. The healthy sales figure in 2005 was due to better pricing in emerging economies, as well as to an improvement in the product mix resulting from the consolidation of Hylsamex (which has a higher value added product mix) in the latter part of 2005. Revenue per ton for long steel products reached USD513 per ton in 2005. Due to the consolidation of Amazonia’s results in 2005, sales between Sidor and Ternium’s subsidiaries were eliminated, following which trading activities are no longer material.

Cost of sales

Total cost of sales rose by 156.0%, from USD965.0 million in 2004 to USD2,470.8 million in 2005 primarily due to the consolidation of Sidor’s and Hylsamex’s cost of sales amounting to USD772.6 million (net of intercompany transactions) and USD549.3 million (net of intercompany transactions), respectively, together with an increase of USD228.6 million in Siderar’s cost of sales. The increase, however, was partially offset by a decrease in Techintrade’s cost of sales. The increase was mainly due to higher prices for metallurgic coal, coke and iron ore for Siderar. Also, labor costs for Siderar increased from USD89.4 million in 2004 to USD104.7 million in 2005, and freight and transportation costs increased from USD18.7 million to USD22.7 million for the same period.

The consolidation of Hylsamex’s resulted in additional costs associated with processing raw steel into value added products. Costs for iron ore were relatively stable as iron ore was supplied entirely from Hylsamex’s mines. Energy costs experienced a significant increase, mainly in natural gas, which rose throughout the year. The increase in gas prices was partially offset by hedging and a price rebate offered by the Mexican government late in the year as a response to the effect of hurricane Katrina on gas prices. Conversely, Sidor’s consolidation resulted in lower costs for raw materials due to its favorable access to energy resources and proximity to premier sources of iron ore.

Average cost of sales per ton of flat steel products increased by 22.5% from USD298 per ton in 2004 to USD365 per ton in 2005 largely due to additional processing cost associated with Hylsamex’s richer product mix and also to overall increases in raw materials and energy, such as, iron ore, coal, coke, natural gas and electricity. The average cost of sales per ton of long steel products was USD314 in 2005.

Cost of sales, expressed as a percentage of net sales, decreased to 55.6% during 2005, compared to 60.4% in 2004. The decrease was due to an increase in revenue per ton, due to a combination of improved mix and better product pricing, which more than compensated for the increases in costs of supplies, raw materials and labor costs.

General and administrative expenses

General and administrative expenses in 2005 were USD269.2 million, or 6.1% of net sales, compared to USD58.4 million, or 3.7% of net sales in 2004. The increase was mainly due to the consolidation of Sidor’s and Hylsamex’s expenses, in an amount of USD123.6 million and USD62.5 million, respectively. Siderar’s expenses increased by USD20.6 million in 2005 due to higher labor costs, taxes and services and fees. The higher level of general and administrative expenses as a percentage of sales also reflected one-time charges of USD22.5 million in 2005 related to the administrative reorganization of Hylsamex.

Selling expenses

Selling expenses in 2005 increased by USD191.4 million to USD252.0 million, or 5.7% of net sales, compared to USD60.5 million, or 3.8% of net sales, in 2004. The increase was mainly due to the consolidation of Amazonia and Hylsamex’s expenses, in an amount of USD151.9 million and USD24.1 million, respectively. Also, Siderar’s selling expenses increased due to higher freight and transportation and services and fees expenses.

Other operating expenses, net

Other operating income and expenses showed a net loss of USD63.5 million for the fiscal year ended December 31, 2005, compared to a net loss of USD0.8 million in 2004. This variation was mainly due to a loss of USD54.3 million from the disposal of property, plant and equipment that was recognized in 2005 in connection with the closure of Hylsamex’s ingot casting mill and other facilities.

Operating income

Operating income totaled USD1,392.2 million in 2005, 170.8% higher than the operating income of USD514.2 million in 2004. The large increase was primarily due to the consolidation of Amazonia and Hylsamex in 2005, which amounted to USD808.7 million and USD35.7 million, respectively (net of intercompany transactions). Operating income as a percentage of sales was 31.3% in 2005, compared to 32.2% in 2004.

Financial (expenses) income, net

Net financial expense resulted in a net financial loss of USD310.7 million in 2005, compared to a net financial gain of USD202.3 million in 2004. The significant change was due to:

•	a significant increase in interest expense, which totaled USD81.6 million in 2005 from USD18.3 million in 2004. The increase was mainly due to the consolidation of Amazonia and Hylsamex’s results in 2005, in amounts of USD20.9 million and USD18.5 million, respectively, as well as to increased indebtedness in Siderar and Ternium under the Ternium Credit Facility and the Siderar Credit Facility, related to the acquisition of Hylsamex on August 22, 2005; and

•	the effect of the change in the recognition of Sidor’s excess cash distribution related to the participation account established as a result of its 2003 debt restructuring. On February 15, 2005, Ternium acquired indirect control of Sidor and began accounting for such investment on a consolidated basis. Accordingly, any excess cash payments received by Ternium were eliminated in the consolidation process, while any excess cash payments made by Sidor to third parties were recorded as a financial loss. This resulted in a financial loss of USD265.2 million in 2005.

Excess of Fair Value of Net Assets Acquired Over Cost

Excess of fair value of net assets acquired over cost was USD188.4 million in 2005, while no amount was recorded in 2004. This non-recurring gain is related to the conversion of Amazonia’s convertible debt instruments into Amazonia’s shares in February 2005. At the time of conversion, the shares had a fair value that exceeded the value of the convertible debt due to the improvement of Sidor’s business conditions. Amazonia is the direct controlling shareholder of Sidor.

Equity in earnings of associated companies

Ternium’s share in the results of associated companies during 2005 was a gain of USD21.5 million, compared to a gain of USD209.2 million for 2004. The variation was mainly due to the consolidation of Ternium’s investment in Amazonia, which was accounted for under the equity method until February 15, 2005. In 2004, equity in earnings of associated companies reached a gain of USD60.9 million mainly due to the performance of Ternium’s investment in Amazonia and the considerable upturn experienced by Sidor, its operating subsidiary, and in addition, the reversal of the impairment provision for USD148.3 million in connection with the Amazonia investment recorded in 2003.

Income tax expense

During 2005, Ternium recorded an income tax provision of USD218.5 million, compared to an income tax provision of USD177.5 million for the fiscal year ended December 31, 2004. The effective tax rate of Ternium is calculated as income tax on income (before equity in earnings of associated companies, income tax and excess of fair value of net assets acquired over cost and minority interest). For the year 2005, Ternium’s effective tax rate was 20.2%, compared to 24.8% in 2004. This effective tax rate reduction is attributable to the following reasons:

•	in 2005, Sidor absorbed taxable income by using tax loss carryforwards, that were previously impaired; and

•	while Sidor’s payments to Ylopa as compensation for its participation in Sidor and Amazonia’s 2003 debt restructuring are tax deductible, Ylopa’s income is tax-free as a result of the application of the Venezuela-Portugal tax treaty and Ylopa’s status as a company organized in the Madeira tax-free zone.

Net income attributable to minority interest

Net income attributable to minority interest for the fiscal year ended December 31, 2005 was USD368.4 million compared to USD290.8 million in 2004. The increase was primarily due to the consolidation of Amazonia since February 15, 2005, which triggered the recognition of the minority interest in the subsidiary. Lower results at Siderar in 2005, with the consequent effect on the minority interest, partially offset the mentioned increase.

Fiscal Year Ended December 31, 2004 compared to Fiscal Year Ended December 31, 2003

Overview

Ternium’s net income attributable to equity holders increased to USD457.3 million for the year ended December 31, 2004 from the USD218.2 million for the year ended December 31, 2003. This 109.6% improvement was mainly driven by an increase in the international price of flat steel products, which was partially offset by an increase in raw material and shipping costs. Revenue per ton increased by 36.6% from USD426.0 in 2003 to USD582 in 2004, while average cost per ton increased 29.5% from USD271 in 2003 to USD351 in 2004.

The improved results of 2004 were also the result of:

•	the performance of Ternium’s investments in Amazonia and the considerable upturn experienced by Sidor, Amazonia’s Venezuelan operating subsidiary;

•	the non-recurring gain arising from the reversal in 2003 of the impairment provision for USD148.3 million in connection with Ternium’s investment in Amazonia; and

•	an increase in the amounts received from Sidor as compensation payable to participants in Sidor’s 2003 financial restructuring, which totaled USD203.4 million in 2004, compared to USD73.9 million in 2003.

Cash and cash equivalents as of December 31, 2004 were USD194.9 million, compared to USD129.0 million in the previous year. This 51.1% increase was mainly due to the generation of cash from operating activities in an amount of USD517.6 million (of which USD203.4 million are a result of compensation in connection with Ternium’s participation in Sidor’s and Amazonia’s 2003 debt restructuring). Of these amounts, USD92.6 million was applied to investments in fixed and intangible assets, USD208.7 million (net) was applied to repay financial debt and USD151.2 million was applied to dividends paid in cash and other distributions to shareholders of the Company and of our subsidiaries and associated companies.

Net sales

Net sales in 2004 totaled USD1,598.9 million, compared to the USD1,056.6 million posted in 2003. This 51.3% increase was due to both higher average selling prices for flat steel products in all the markets Ternium serves and higher sales volumes.

The table below shows Ternium’s sales by product and market for the periods indicated.

In thousands of U.S. dollars	For the year ended December 31,
	2004	2003
Flat Steel Product Sales

South and Central America	999,567	673,453
North America	94,299	40,998
Europe	149,671	171,027
Other	22,660	70,113

Total Flat Steel Products Sales	1,266,197	955,591

Trading Sales

South and Central America	116,624	37,098
North America	136,530	45,620
Europe	62,702	13,006
Other	9,371	2,537

Total Trading Sales	325,227	98,261

Total Other Sales(1)	7,501	2,714

Total Sales	1,598,925	1,056,566

(1)	The item “Other Sales” includes mainly sales of pig iron.

In 2004, Ternium derived the majority of its revenues (approximately 79.2%) from sales of flat steel products. Total sales of flat steel products increased by 32.5% from USD955.6 million in 2003 to USD1.3 billion in 2004. Trading sales in 2004 generated revenues more than three times larger than those of 2003, totaling USD325.2 million in 2004 compared to USD98.3 million for the previous year. The increase in trading sales for 2004 was mainly driven by the increase in steel prices and the recovery in demand for the period under analysis. Total sales of other steel products also grew significantly from USD2.7 million in 2003 to USD7.5 million in 2004.

Sales volume

Total sales volume during 2004 increased by 10.8% from 2,480 thousand tons in 2003 to 2,748 thousand tons in 2004. This increase primarily reflects the continued recovery of the Argentine economy and an increase in trading activity.

The table below shows Ternium’s total sales volume by product and market for the periods indicated.

In thousands of tons (unaudited)	For the year ended December 31,
	2004	2003
Flat Steel Product Sales Volume

South and Central America	1,718	1,440
North America	147	119
Europe	270	456
Other	41	226

Total Flat Steel Product Sales Volume	2,176	2,241

Trading Volume

South and Central America	159	53
North America	246	130
Europe	110	37
Other	32	6

Total Trading Volume	546	226

Volume of Other Sales(1)

South America	26	13

Total Volume of Other Sales	26	13

Total Sales Volume	2,748	2,480

(1)	The item “Other Sales” includes mainly sales of pig iron.

Flat steel product sales declined by 2.9%, from 2,241 thousand tons in 2003 to 2,176 thousand tons in 2004. This decline was mainly attributable to a temporary reduction in production of Ternium’s Argentine subsidiary’s blast furnace No. 2, in preparation for its planned relining in 2006, which was not entirely offset by the start-up of blast furnace No. 1. Given the economic recovery experienced in the Americas, geographical distribution of flat steel product sales favored these regional markets in 2004. Sales in the South and Central American region increased by 19.3% from 1,440 thousand tons in 2003 to 1,718 thousand tons in 2004, while sales to the North American region increased by 23.5% in the same period. Consequently, sales of flat steel products to Europe and Asia decreased by 40.8% and 81.9%, respectively.

Trading sales, primarily of Sidor’s products, reached a total of 546 thousand tons in 2004, compared to 226 thousand tons in 2003. This increase of 141.5% was primarily due to an increase in hot and cold rolled product shipments to South and Central America, North America and Europe. Trading volumes to South and Central America increased by more than three times during the same period. The increase in demand from the South American markets was mainly due to the recovery of the machinery, agricultural, construction and automotive industries in Argentina, which caused Ternium to redirect sales in accordance with its strategy of serving its traditional markets in lieu of expanding sales efforts in less traditional markets such as Asia and Africa.

The following table shows the percentage of market distribution of Ternium’s total sales by region for the years indicated.

Percentage of total sales	For the year ended December 31,
	2004	2003
South and Central America	70.3%	67.5%
North America	14.4%	8.2%
Europe	13.3%	17.4%
Other	2.0%	6.9%

	100.0%	100.0%

Sales destined to the Americas accounted for 84.7% of sales in 2004. Tons destined to the South and Central American region increased by 26.4% and tons to North America increased by 57.8% from 2003 to 2004, driven by the general economic recovery in the traditional markets in which Ternium operates. During the same period, sales destined to Europe decreased by approximately 15.4%, while those destined to other markets decreased by almost 68.5%, also due to the shift in sales destination and to the focus of Ternium in its traditional markets.

Sales prices

Average prices for flat steel products increased by 36.5% from USD426 per ton in 2003 to USD582 per ton in 2004. Average prices for trading products increased by 36.7% from USD435 per ton in 2003 to USD595 per ton in 2004. Average prices of other sales increased 38.2% from USD209 per ton in 2003 to USD289 per ton in 2004.

Cost of sales

Total cost of sales between 2003 and 2004 rose by 43.7%, from USD671.7 million to USD965.0 million due to the 10.8% increase in sales volume and the increase in the prices of raw materials. In addition, local cost of services and labor for Ternium’s operating subsidiary in Argentina increased due to the adjustment of the Argentine peso against the U.S. dollar and to market conditions. Raw material costs increased from USD453.6 million in 2003 to USD781.3 million in 2004. Labor costs increased from USD68.1 million in 2003 to USD89.4 million in 2004, and freight and transportation costs increased from USD14.6 million to USD18.7 million for the same period.

Average total cost of sales per ton increased by 29.6% from USD271 in 2003 to USD351 in 2004. Average cost of sales per ton of flat steel products increased by 15.8% from USD257 per ton in 2003 to USD298 per ton in 2004, while the average cost of sales associated with trading increased by 38.4%, from USD413 per ton in 2003 to USD571 per ton in 2004. The strong increase in costs associated with trading sales relates to the higher selling prices of steel products.

Cost of sales, expressed as a percentage of net sales, decreased to 60.4% during 2004, compared to 63.6% for the previous fiscal year due to a 36.5% increase in the average prices of our products which more than compensated for the increases in costs of supplies, raw materials and labor.

General and administrative expenses

General and administrative expenses during 2004 were USD58.4 million, or 3.7% of net sales, compared to USD51.6 million, or 4.9% of net sales for 2003, an increase of 13.3%. The increase of USD6.9 million is mainly due to increases of 36.9% in services and fees and 31.5% in taxes associated with general and administrative expenses, which were partially offset by a decrease of 12.0% in labor costs. The improvement in general and administrative expenses as a percentage of net sales is mainly due to a higher absorption of such expenses by increased sales revenue resulting from higher average prices during 2004 and larger sales volumes.

Selling expenses

Selling expenses in 2004 decreased by USD2.3 million to USD60.5 million in 2004, or 3.8% of net sales, compared to USD62.8 million, or 5.9% of net sales in 2003. This reduction in selling expenses as a percentage of net sales is mainly due to higher sales in 2004.

Other operating expenses, net

Other operating income and expenses showed a net loss of USD0.8 million for the fiscal year ended December 31, 2004, compared to a net loss of USD5.7 million in the previous fiscal year. A significantly lower allowance for doubtful accounts and loss contingencies of USD4.9 million, due to the recovery of economic conditions and credit records in Argentina, contributed to the improvement.

Operating income

Operating income totaled USD514.2 million in 2004, or approximately two times the operating income of USD264.8 million for 2003. The operating income per ton of flat steel products sold (excluding trading sales) increased to an average of USD232 during the year 2004, as compared with an average of USD117 per ton sold during the year 2003.

Financial income, net

Financial results for 2004 showed a net financial gain of USD202.3 million, compared to USD75.6 million in the previous fiscal year reflecting general improvements in the results of Ternium’s subsidiaries, as well as certain gains from non-recurring items recorded in 2004.

This variation is primarily due to:

•	a 175.2% increase in the amounts received from Sidor as compensation payable to participants in Sidor’s 2003 financial restructuring, which totaled USD203.4 million in 2004 and USD73.9 million in 2003. For more information on Ternium’s income from the participation agreement, please refer to note 25(i) to Ternium’s combined consolidated financial statements;

•	a decrease in the gains associated with foreign exchange transactions and fair value of derivative instruments, which went from USD37.8 million in 2003 to USD9.8 million in 2004; and

•	a decrease of USD21.7 million in interest expenses, which went from USD40.0 million in 2003 to USD18.3 million in 2004, attributable to the repayment of financial debt.

Equity in earnings of associated companies

Ternium’s share in the results of associated companies during 2004 was USD209.2 million compared to USD110.3 million for 2003. This improvement was primarily due to:

•	the reversal of the impairment provision for USD148.3 million in connection with the Amazonia investment recorded in 2003; and

•	the performance of Ternium’s investments in Amazonia and the considerable upturn experienced by Sidor, its operating subsidiary.

Income tax expense

During 2004, Ternium recorded an income tax provision of USD177.5 million, compared to an income tax provision of USD94.1 million for the fiscal year ended December 31, 2003. This 88.6% increase was mainly due to improved operating results.

The effective tax rate of Ternium is calculated as income tax on income (before provisions for equity in earnings of associated companies, income tax and minority interest). For the year 2004, Ternium’s effective tax rate was 24.8%, as compared to 27.6% in 2003.

Net income attributable to minority interest

Net income attributable to minority interest for the fiscal year ended December 31, 2004 was USD290.8 million compared to USD138.3 million in 2003. This increase was primarily due to the improvement in the results of Siderar and Ylopa (in the latter case as a result of compensation in connection with its participation in Sidor’s 2003 financial restructuring) and to the consequent increases in the amounts attributable to minority interests in those companies.

Foreign Currency Fluctuations

See Item 11. “Quantitative and Qualitative Disclosure About Market Risk—Foreign Exchange Exposure Risk”.

Governmental Economic, Fiscal, Monetary or Political Policies or Factors

See Item 3. “Key Information—Risks Factors— Risks Relating to the Countries in Which We Operate”.

B. Liquidity and Capital Resources

We obtained funds from our operations and short-term as well as long-term borrowings from banking institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, acquisitions and dividend payments to our shareholders. We hold money market investments and variable-rate or fixed-rate securities from investment grade issuers. In the third quarter of 2005, we significantly changed the mix of financial resources as a result of the credit facilities obtained in connection with the acquisition of Hylsamex.

Management believes that funds from operations and our access to external borrowing will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

Furthermore, our initial public offering in February 2006 and the subsequent conversion of the subordinated convertible loans improved our financial condition reducing our debt by USD1.1 billion. The following table shows the changes in our cash and cash equivalents, excluding funds placed in trust, for each of the periods indicated below:

In thousands of U.S. dollars	For the year ended December 31,
	2005 (1)(2)	2004 (1)	2003 (1)
Net cash provided by operating activities	1,262,455	517,565	346,318
Net cash used in investing activities	(2,351,984)	(91,701)	(157,796)
Net cash provided by (used in) financing activities	1,163,368	(359,887)	(171,961)

Increase in cash and cash equivalents	73,839	65,977	16,561
Acquisition of business – Amazonia	305,342	—	—
Acquisition of business – Hylsamex	215,411	—	—
Effect of exchange rate changes	(34,487)	(122)	1,261
Cash and cash equivalents at the beginning of the year	194,875	129,020	111,198

Cash and cash equivalents at the end of the year	754,980	194,875	129,020

(1)	Cash and cash equivalents do not include certain funds that Ternium placed in a trust established to ensure that the financial needs for the normal development of Siderar’s operations were met. As of December 31, 2005, 2004 and 2003, the amounts placed in the trust totaled USD5.2 million, USD88.8 million and USD87.7 million and were presented as Other Current Investments as described in notes 4(f) and 22 of Ternium’s combined consolidated financial statements.
(2)	As of December 31, 2005, cash and cash equivalents do not include USD10.7 million of restricted cash.

Fiscal Year Ended December 31, 2005 compared to Fiscal Year Ended December 31, 2004

Overview

During 2005, Ternium’s primary source of funding was cash flows from its operating activities.

Cash and cash equivalents increased by 287.4%, or USD560.1 million, from USD194.9 million as of December 31, 2004 to USD755.0 million as of December 31, 2005. This amount includes an increase in the initial cash and cash equivalent of USD305.3 million and USD215.4 million, attributable to the consolidation of Amazonia and Hylsamex, respectively. In addition to cash and cash equivalents, we held other current investments totaling USD5.2 million, which were primarily financial resources placed in a trust established to ensure that the financial needs for the normal development of Siderar’s operations were met.

Operating activities

Net cash provided by operations during 2005 was USD1,262.5 million compared to USD517.6 million in 2004. The main reasons for the variation in operating cash flow were:

•	the consolidation of Amazonia and Hylsamex since February 15, 2005 and August 22, 2005, respectively;

•	the strong increase in business activity, with higher prices and sales volumes, which resulted in a net income increase of USD324.6 million; and

•	a reduction in working capital needs of USD259.1 million that mainly reflects a decrease in cash requirements for receivables and prepayments of USD141.4 million and trade receivables for USD153.1 million. The reductions were partially offset by an increase in requirements for inventories for USD19.3 million and lower sources provided by trade payables and other liabilities of USD16.0 million.

Investing activities

Net cash used in investing activities in 2005 was USD2,352.0 million, compared to USD91.7 million in 2004. The variation was mainly due to the:

•	capital expenditures increase from USD92.6 million in 2004 to USD244.9 million in 2005, as a result of the consolidation of Amazonia and Hylsamex, in amounts of USD71.1 million and USD42.7 million, respectively, together with an increase of USD37.2 million in Siderar’s capital expenditures;

•	a USD2,196.7 million payment applied to the acquisition of Hylsamex; and

•	the liquidation of the trust fund of USD83.6 million, which provided cash but was partially offset by the applications described above.

Financing activities

Net cash provided by financing activities was USD1,163.4 million in 2005, compared to USD359.9 million of net cash used in financing activities in 2004. The variation reflects the dividends paid in cash and other distributions to the Company’s shareholders and to the minority shareholders made in 2005 of USD238.7 million and USD130.6 million, respectively, compared to USD80.9 million and USD70.3 million, respectively, in 2004, and a net increase in borrowings of USD1,477.8 million in 2005 compared to USD208.7 million in 2004, as a result of the Hylsamex acquisition.

Fiscal Year Ended December 31, 2004 compared to Fiscal Year Ended December 31, 2003

During 2004, Ternium’s primary source of funding was cash flows from its operating activities. Cash and cash equivalents increased by 51.0%, or USD65.9 million, from USD129.0 million as of December 31, 2003 to USD194.9 million as of December 31, 2004.

In addition to cash and cash equivalents, we held other current investments totaling USD88.8 million, which were primarily financial resources placed in trust. The trust was established in 2001 with three-year terms solely to ensure that the financial needs for the normal development of the operations of certain Argentine subsidiaries were met.

Operating activities

Net cash provided by operations during 2004 was USD517.6 million compared to USD346.3 million in 2003. The main reasons for the variation in operating cash flow are:

•	the strong increase in business activity, with higher prices and sales volumes;

•	a total of USD203.4 million received as income generated by participation in Sidor’s 2003 financial restructuring, as compared to USD73.9 million for the same period of the previous year; and

•	a substantial increase in working capital of USD204.7 million, that mainly reflects an increase in net inventories of USD114.7 million, and an aggregate increase in receivables of USD193.5 million and an increase in trade payables of USD93.3 million, due to the increase in business activity.

Investing activities

Net cash used in investing activities in 2004 was USD91.7 million, compared to USD157.8 million in 2003. The main investment activities in these periods were:

•	capital expenditures of USD92.6 million in 2004 compared to USD34.3 million in 2003; and

•	further investments in Amazonia, made through Ylopa in 2003, of USD127.6 million in the form of a convertible loan.

Financing activities

Net cash used in financing activities was USD359.9 million in 2004, compared to USD172.0 million of net cash used in financing activities in 2003. The variation reflects the dividends paid and other distributions made in 2004 of USD151.2 million compared to USD18.8 million in 2003, and a net decrease in borrowings of USD208.7 million in 2004 compared to USD229.5 million in 2003.

Principal Sources of Funding

Funding Policies

Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. We obtain financing primarily in U.S. dollars. Whenever feasible, management bases its financing decisions, including the election of term and type of the facility, on the intended use of proceeds for the proposed financing.

Financial Liabilities

Our financial liabilities currently consist of loans with related parties, bank loans and overdrafts. These facilities are mainly denominated in U.S. dollars. As of December 31, 2005, U.S. dollar-denominated financial liabilities represented 96% of total financial liabilities. Total financial debt increased from USD123.0 million as of

December 31, 2004 to USD2,916.3 million as of December 31, 2005. During 2005, Ternium’s bank borrowings increased by USD2,262.2 million, principally due to Amazonia’s and Hylsamex’s consolidation, the credit facility of USD1,380 million entered into by Ternium and Siderar to fund the Hylsamex’s acquisition and the Subordinated Convertible Loans. As of December 2005, current borrowings were 18% of total borrowings, of which 1% corresponded to borrowings with related parties. See Item 7. “Major Shareholders and Related Party Transactions—Related Party Transactions—Financial Operations and Administrative Services.”

The following table shows Ternium’s financial liabilities as of December 31 of each of the last two years:

In thousands of U.S. dollars	2005		2004
Borrowings with related parties	607,472		75,927
Bank borrowings	2,308,805	(1)	46,636
Other	—		443

Total borrowings	2,916,277		123,006

(1)	Includes debt issuance costs

The weighted average interest rates at December 31, 2005 and 2004 shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of those instruments at December 31, 2005 and 2004, respectively.

	2005	2004
Bank borrowings	6.08%	2.25%

The maturity of our financial liabilities is as follows:

At December 31, 2005

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 Years	Total
Borrowings with related parties	3,789	—	—	—	—	603,683	607,472
Borrowings(1)(2)	512,610	546,943	735,640	267,655	210,462	35,495	2,308,805
Total borrowings	516,399	546,943	735,640	267,655	210,462	639,178	2,916,277

(1)	Borrowings are primarily bank borrowings with third parties. See “—Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities”.
(2)	Includes debt issuance costs.

For information on our derivative financial instruments, please see Item 11. “Quantitative and Qualitative Disclosure About Market Risk” and note 28 to our audited combined consolidated financial statements.

Principal Borrowings

Our credit agreements and other debt instruments contain covenants, financial tests and cross-default provisions. As of December 31, 2005, we were in compliance with all of our financial covenants. Management believes that current covenants allow us a high degree of operational and financial flexibility and do not impair our ability to obtain additional financing at competitive rates. For further information on our financial liabilities, borrowings and commitments please see notes 28 and 29(v) to our audited combined consolidated financial statements.

C. Research and Development, Patents and Licenses, Etc.

See Item 4. “Information on the Company—Research and Development”.

D. Trend Information

See “—Overview.”

E. Off-Balance Sheet Arrangements

Ternium does not use “off-balance sheet arrangements” as such term is defined by applicable SEC rules. However, as described above Ternium has various off-balance sheet commitments for the provision of raw materials (iron ore, entered into by Sidor, Amazonia’s operating subsidiary) and energy (gas, gas transportation and steam for the production of electricity, entered into by Siderar). Off-balance sheet commitments are discussed in note 29(v) to Ternium’s audited combined consolidated financial statements included in this annual report.

F. Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2005, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

In millions of U.S. dollars	Payments Due by Period as of December 31, 2005
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Borrowings(1)	2,916.3	516.4	1,282.6	478.1	639.2
Purchase Obligations(2)	2,790.3	250.5	744.8	467.2	1,327.8
Sales Obligations(3)	1,823.3	128.9	474.0	316.0	904.4

Total Contractual Obligations	7,529.9	895.8	2,501.4	1,261.3	2,871.4

(1)	Borrowings are primarily bank borrowings with third parties. See “—Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities”.
(2)	Includes contracts with T.G.N. (gas transportation), PDVSA GAS, ALASA (industrial gases), Siderca (steam), Iberdrola and Edelca (electiricity), Peña Colorada (mines) and Matesi.
(3)	Includes a contract for the sale of pellets by Sidor to FMO and a contract for the sale of blooms to TAVSA. For further information see “Item 4. Information on the Company—Business Overview—Raw Materiales and Energy—Venezuela” and “Item 7. Major Shareholdes and Related Party Transactions—Related Party Transactions—Sales of Steel Produts and Raw Materials.”

G. Recent Developments

(a) Acquisition of Acindar facilities and Impeco

On November 18, 2005, Ternium’s subsidiary, Siderar, agreed to acquire assets and facilities of Acindar related to the production of welded steel pipes in the province of Santa Fe in Argentina, as well as 100% of the issued and outstanding shares of Impeco, which in turn owned a plant located in the province of San Luis in Argentina. The purchase price paid totaled USD55.2 million. These two plants have a production capacity of 140 thousand tons per year of tubes for agricultural, construction and machinery and equipment industries. The acquisition was completed on January 31, 2006.

(b) Initial Public Offering

On February 6, 2006, the Company completed its SEC-registered initial public offering of 24,844,720 ADSs, representing 248,447,200 shares of common stock. On February 23, 2006, the underwriters for the offering purchased an additional 22,981,360 shares at the initial public offering price of USD20, pursuant to the exercise of the underwriters’ over-allotment option. The Company used the proceeds, totalling USD496.9 million, to repay Tranche A of the Ternium Credit Facility and offering related expenses. After completion of the initial public offering (including the underwriters’ option), the conversion of the Company’s Subordinated Convertible Loans, and consumation of the transactions contemplated in the Company’s Corporate Reorganization Agreement, 2,004,743,442 shares (including shares in the form of ADSs) were outstanding.

(c) Acquisition of 50% Minority Interest in Acerex

On April 25, 2006, we completed the purchase from Worthington Industries of the 50% equity interest in Acerex not previously owned by Hylsamex. The purchase price totaled USD44.6 million. With this acquisition, which is still under consideration by Mexico’s antitrust authorities, Ternium’s subsidiary Hylsamex owns 100% of Acerex. Acerex is a service center that processes steel to produce short length and thin steel sheets in various widths. It has a total annual production capacity of 544 thousand tons, and operates as a cutting and processing plant for Ternium’s Mexican operations and as an independent processor for other companies. Hylsamex and Worthington had formed Acerex as a 50/50 joint venture in 1994.

(d) Annual General Shareholders Meeting

On June 7, 2006, the Company’s shareholders re-elected the eleven current members of Ternium’s board of directors to each serve one-year terms ending at the Company’s next annual general shareholders meeting in June 2007.

The board of directors subsequently re-appointed Paolo Rocca and Rinaldo Campos Soares as chairman and vice chairman, respectively, of Ternium’s board of directors; Daniel Novegil as chief executive officer of Ternium; and Ubaldo Aguirre as chairman and Adrián Lajous Vargas and Gerardo Sepúlveda as members of the Company’s audit committee.

Ternium’s shareholders also approved the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2005 and appointed PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.ár.l., and, in connection with the Company’s annual and interim financial statements required under the laws of other relevant jurisdictions, through Price Waterhouse & Co. S.R.L.) as the Company’s independent auditors for the fiscal year 2006.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

Our articles of association provide for a board of directors consisting of a minimum of five (5) members (when the shares of the Company are listed on a regulated market as they currently are) and a maximum of fifteen (15) members. The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal which are within its corporate purpose and which are not specifically reserved in the articles of association to the general shareholders’ meetings.

The board of directors is required to meet as often as required by the interests of the Company. A majority of the members of the board of directors in office present or represented at each board of director’s meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the shareholders. Our current board of directors is comprised of 11 directors and an audit committee, which is comprised entirely of independent directors.

The shareholders may dismiss all or any one director at any time, with or without cause, by resolution passed by majority vote, irrespective of the number of shares present or represented at the general shareholders’ meeting. Pursuant to the terms of a shareholders’ agreement, dated July 20, 2005, between Usiminas and I.I.I.-Industrial Investments Inc., a wholly-owned subsidiary of San Faustín organized in the Cayman Islands and the Company’s indirect controlling shareholder (“I.I.I. CI”), Usiminas will be entitled to designate two directors, one of whom shall be the vice-chairperson of the board of directors, and I.I.I. CI will be entitled to designate the chief executive officer of the Company and seven directors (and, in the case of an increase in the total number of directors, a majority of such directors), one of whom shall be the chairperson of the board of directors. The shareholders’ agreement will remain in full force and effect so long as Usiminas and I.I.I. CI each hold at least 5% of the shares of the Company or until it is terminated by either of Usiminas or I.I.I. CI pursuant to its terms. Rinaldo Campos Soares and Bertoldo Machado Veiga were nominated as directors pursuant to this agreement.

In addition, on January 9, 2006, Tenaris and ISL entered into a shareholders’ agreement, pursuant to which ISL will take all actions in its power to cause one of the members of the Company’s board of directors to be one nominated by Tenaris and any directors nominated by Tenaris only be removed pursuant to written instructions by Tenaris. Tenaris and ISL also agreed to cause any vacancies on the board of directors to be filled with new directors nominated by either Tenaris or ISL, as applicable. The shareholders’ agreement will remain in effect so long as each of the parties holds at least 5% of the shares of the Company or until it is terminated by either Tenaris or ISL pursuant to its terms. Carlos A. Condorelli was nominated as a director pursuant to this agreement.

Under the Company’s articles of association, an independent director is a director who:

(i)	is not employed, and has not been employed in an executive capacity by the Company or any of its subsidiaries within the five years preceding the ordinary general shareholders’ meeting at which the candidate for the board of directors was voted upon;

(ii)	does not receive consulting, advisory or other compensatory fees from the Company or any of its subsidiaries (other than fees received as a member of the board of directors of any committee thereof and fees received as a member of the board of directors or other governing body, or any committee thereof, of any of the Company’s subsidiaries);

(iii)	is not a person who directly or indirectly controls the Company;

(iv)	does not have, and does not control a business entity that has, a material business relationship with the Company, any of its subsidiaries or a person who directly or indirectly controls the Company, if such material business relationship would reasonably be expected to adversely affect the director’s ability to properly discharge his or her duties;

(v)	does not control, and is not and has not been, within the five years preceding the ordinary general shareholders’ meeting at which the candidate for the board of directors was voted upon, employed by a present or former internal or external auditor of the Company, any of its subsidiaries or a person who directly or indirectly controls the Company; and

(vi)	is not a spouse, parent, sibling or relative up to the third degree of, and does not share a home with, any of the persons above described.

Within the limits of applicable law, the board of directors of the Company may delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided that such delegation shall be subject to prior authorization by the general shareholders’ meeting. On September 14, 2005, following the requisite authorization at the general shareholders’ meeting, the board of directors delegated such day-to-day management and authority to Daniel A. Novegil. On June 7, 2006, the Company’s shareholders re-elected the eleven current members of the Company’s board of directors to each serve a one-year term ending at the Company’s next annual general shareholders meeting to be held in June 2007. The board of directors subsequently re-appointed Paolo Rocca and Rinaldo Campos Soares as chairman and vice chairman, respectively, of Ternium’s board of directors and Daniel Novegil as chief executive officer of the Company.

The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2005
Paolo Rocca(1)	Chairman	Chairman and C.E.O. of Tenaris and Chairman of Ternium	—	53
Rinaldo Campos Soares	Vice-chairman	President of Usiminas	—	67
Ubaldo Jose Aguirre	Director	Managing Director of Aguirre, Gonzalez and Marx S.A.	—	57
Roberto Bonatti(1)	Director	President of San Faustín	—	56
Carlos Condorelli	Director	C.F.O. of Tenaris	—	54
Adrián Lajous	Director	Energy advisor at McKinsey & Company	—	62
Bertoldo Machado Veiga	Director	Chairman of the board of Usiminas	—	63
Bruno Marchettini	Director	Member of the board of San Faustín, Tenaris and Siderar.	—	64
Daniel Novegil	Director	C.E.O. of the Company	—	53
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustín	—	57
Gerardo R. Sepúlveda	Director	Partner of The Latin America Enterprise Fund I & II and Westfield Capital Ltd	—	40

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Paolo Rocca. Mr. Rocca has served as our chairman since 2005. Mr. Rocca is the grandson of Agustín Rocca, founder of the Techint Group, and has been involved in Techint Group businesses throughout his career. After serving briefly as an assistant to the Executive Director of the World Bank, he was employed by the Techint Group in 1985, as assistant to the chairman of Techint Financial Corporation. In 1993, he was appointed as a director of San Faustín, and, since 1997, he has served as its vice president. In 1986 he was appointed director of Siderca and became executive vicepresident in 1990 and president from 2003 until 2005. In 1992 he was appointed vicepresident of Siderar, and became president in 2001 up to 2005, when he became honorary chairman. Mr. Rocca currently serves as the chairman and chief executive officer of Tenaris, chairman of Tubos de Acero de México S.A. (“Tamsa”) and Dalmine S.p.A., vice president of Confab Industrial S.A and honorary president of the Board of Directors of Siderar. Mr Rocca is member of the executive committee of the IISI (“International Iron and Steel Institute”), member of the International Advisory Committee of the NYSE (“New York Stock Exchange”) and member of the Private Sector Advisory Council of the IDB (“Inter-American Development Bank). Mr. Rocca is an Italian citizen.

Rinaldo Campos Soares. Mr. Campos Soares has served as our vice-chairman since 2005. Mr. Campos Soares currently serves as the president of Usiminas and as a member of its board of directors, as the president of Cosipa, chairman of the board of directors of Rio Negro Comércio e Indústria de Aço, chairman of the board of directors of Usiparts Sistemas Automotivos, president of Usiminas Mecânica and president of Fundação São Francisco Xavier. In addition, he serves as vice president of the Brazilian Steel Institute and a member of the Brazilian National Council for Economic and Social Development. Mr. Campos Soares also serves as the general honorary consul of Japan for the State of Minas Gerais. Mr. Campos Soares has served in various positions at Usiminas throughout his career, including plant general manager, executive director of operations, head of production, head of the industrial engineering department, head of the hot strip mill, head of the cold strip mill, and head of metallurgy and inspection. He previously served as coordinator of industrial research at Fundação Gorceix and was formerly employed as a researcher at the Institute de Recherches de la Siderurgie de France. To date, Mr. Soares has 37 years of experience in the steel industry. Mr. Campos Soares is a Brazilian citizen.

Ubaldo Aguirre. Mr. Aguirre has served on our board of directors since January 12, 2006. Mr. Aguirre is a managing director of Aguirre, Gonzalez and Marx S.A., an Argentine investment banking firm, and also serves as a member of the board of directors of Juan Minetti S.A., a subsidiary of Holcim, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A. and as member of the board of directors of URS Argentina S.A.. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar. Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank—where he was responsible for that country’s external borrowing program and financial negotiations—Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre is an Argentine citizen.

Roberto Bonatti. Mr. Bonatti has served as a director since 2005. Mr. Bonatti is the grandson of Agustín Rocca and has been involved in Techint Group businesses, specifically in the engineering and construction and corporate sectors, throughout his career. He was first employed by the Techint Group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustín, and, since 2001, he has served as its president. In addition, Mr. Bonatti currently serves as president of Techint Compañía Técnica Internacional S.A.C.I. of Argentina and Tecpetrol and as a director of Tenaris, Siderca and Siderar. To date, Mr. Bonatti has 30 years of experience in the Techint Group. Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli has served as a director since 2005. Mr. Condorelli currently serves as chief financial officer of Tenaris, a position that he assumed on October 22, 2002. He is also vice president and member of the board of directors of Tenaris Financial Services S.A. and Tenaris Global Services S.A. Mr. Condorelli joined the Techint Group in 1975, as an analyst in the accounting and administration department of Propulsora Siderúrgica. Mr. Condorelli held several positions within Tenaris and other Techint Group companies, including finance and administrative director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company formerly controlled by the Techint Group. To date, Mr. Condorelli has 30 years of experience in the Techint Group. He is an Argentine citizen.

Adrián Lajous. Mr. Lajous has served on our board of directors since January 12, 2006. Mr. Lajous currently serves as the senior energy advisor to McKinsey & Company, chairman of the Oxford Institute for Energy Studies, president of Petrométrica, S.C. and non-executive director of Schlumberger, Ltd. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Pemex in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. Mr. Lajous is a Mexican citizen.

Bertoldo Machado Veiga. Mr. Machado Veiga has served on our board of directors since January 12, 2006. Mr. Machado Veiga currently serves as chairman of the board of Usiminas and as a director at Fasal S/A Comércio e Indústria de Produtos Siderúrgicos. He was first employed by Usiminas as a lawyer in 1968 and was appointed head of its legal department in 1986. Mr. Machado Veiga has served as the representative of the employees on the board of directors of Usiminas since its privatization in 1991. Mr. Machado Veiga is a Brazilian citizen.

Bruno Marchettini. Mr. Marchettini has served on our board of directors since January 12, 2006. He has recently retired from executive positions at Techint, but continues to be an advisor to the Techint Group in steel technology matters. He is a member of the board of San Faustín, Tenaris and Siderar. Mr. Marchettini is an Italian citizen.

Daniel A. Novegil. Mr. Novegil has served as a director and as our chief executive officer and interim north region area manager since 2005. Mr. Novegil joined Propulsora Siderúrgica in 1978 and was appointed as its general director in 1991. In 1993, following the merger of the privatized company Somisa with Propulsora, he was appointed managing director of Siderar. In 1998, after the acquisition of Sidor, Mr. Novegil was appointed chairman and chief executive officer of Sidor. In March 2003, Mr. Novegil was designated executive vice-president of the Techint Flat and Long Steel Division, with executive responsibilities over Siderar and Sidor. He became president of Siderar in May 2005. To date, Mr. Novegil has 27 years of experience in the Techint Group. He is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca has served in our board of directors since January 12, 2006. Mr. Rocca is chairman of the board of directors of San Faustín, a director of I.I.I. Industrial Investments Inc., Techint Financial Corporation N.V., Tenaris, Dalmine S.p.A., Tamsa, president of the Humanitas Group and president of the board of directors of Techint-Compagnia Tecnica Internazionale S.p.A. and Techint S.A. de C.V.. In addition, he sits on the board of directors or executive committees of several companies, including Sirti S.p.A., Riunione Adriatica di Sicurtà, RCS Quotidiani, Fastweb, Buzzi Unicem and Cam Finanziara S.p.A. He is vice president of Confindustria, the leading association of Italian industrialists. He is also a member of the European Advisory Board of the Harvard Business School, the Trilateral Commission. Mr. Rocca is an Italian citizen.

Gerardo R. Sepúlveda. Mr. Sepúlveda has served on our board of directors since January 12, 2006. Mr. Sepulveda currently serves as a partner of The Latin America Enterprise Fund I & II and as a partner of Westfield Capital Ltd, both in the United States. Mr. Sepulveda serves as a director of Construmart, the leading construction material distributor in Chile, Cosapi, a leading construction and engineering company in Peru and, Venequip, the exclusive Caterpillar distributor in Venezuela. He is also a director and past-president of The Chile-US Chamber of Commerce. Mr. Sepulveda formerly served as deputy to the chief executive officer of Nueva Management Ltd. in the United States and as development director of Compañía de Acero del Pacífico in Chile. Mr. Sepúlveda previously served as a senior auditor at Deloitte, Haskins & Sells in Chile. Mr. Sepúlveda is a Chilean citizen.

Director Liability

Under Luxembourg law, a director may be liable to the Company for any damage caused by management errors, such as wrongful acts committed during the execution of the mandate granted to them by the Company, and to the Company, its shareholders and third parties in the event that the Company, its shareholders, or third parties suffer a loss due to an infringement of either the Luxembourg Company Law or the Company’s articles of association. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Under Luxembourg law, related party transactions involving directors and giving rise to personal conflicts of interest are subject to approval procedures established by Luxembourg law requiring the abstention of the relevant director and are to be reported at the next shareholders’ meeting. Any director may be removed from or reappointed to office at any time by a shareholders’ resolution passed by simple majority vote, irrespective of the number of shares present or represented at the meeting.

A director will not be liable for acts committed in accordance with a resolution if, notwithstanding his presence at the meeting at which such a resolution was adopted, such director advised the board of directors that he opposed the resolution and caused a record of his statement of opposition to be included in the minutes of the meeting.

Causes of action against directors for damages may be initiated by the Company upon a resolution of the shareholders passed by a simple majority vote, irrespective of the number of shares present or represented at the meeting. Causes of action against directors who misappropriate corporate assets (for example, by using corporate assets for their own benefit) or commit a breach of trust (for example, by breaching their fiduciary duties to the Company) may be brought by any shareholder for personal losses different from those of the Company. In general, claims must be brought within five years from the occurrence of an action for which liability may apply, or in the case of fraud, from the date the fraud is discovered.

It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the annual accounts of the Company at the annual shareholders’ meeting. However, such discharge will not release the directors from liability for any damage caused by wrongful acts committed during the execution of their mandate or due to an infringement of either the Luxembourg Company Law or the Company’s articles of association.

Auditors

Our articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. The primary responsibility of the independent auditor is to audit our annual accounts and to submit a report on the accounts to shareholders at the annual general shareholders’ meeting. Following a recommendation from our Audit Committee, auditors are appointed by the shareholders through a resolution passed by a simple majority vote irrespective of the number of shares present or represented. Shareholders can determine the number and the term of office of the auditors at the general shareholders’ meeting. Luxembourg law does not allow directors to serve concurrently as independent auditors. An auditor’s term may not exceed one year and they may be reappointed and dismissed at any time.

PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.ár.l., and, in connection with the Company’s annual and interim financial statements required under the laws of other relevant jurisdictions, through Price Waterhouse & Co. S.R.L.) are the Company’s independent auditors for the year ending December 31, 2006.

Senior Management

The following table sets forth certain information concerning our senior management:

Name	Age at December 31, 2005	Position
Daniel Novegil	53	Chief Executive Officer; Director
Roberto Philipps	59	Chief Financial Officer
Alfredo A. Indaco	52	International Commercial Officer
Regulo Salinas	50	North Region Area Manager
Martín Berardi	48	South Region Area Manager
Julián Eguren	42	Central Region Area Manager
Oscar Montero	45	Planning and Supply Chain Director
Luis Andreozzi	55	Engineering and Environment Director
Miguel Punte	58	Human Resources Director
Rubén Bocanera	49	Chief Information Officer

Daniel A. Novegil. Mr. Novegil has served as our Chief Executive Officer and interim North Region Area Manager since 2005. Mr. Novegil joined Propulsora Siderúrgica in 1978 and was appointed as its general director in 1991. In 1993, following the merger of the privatized company Somisa with Propulsora, he was appointed managing director of Siderar. In 1998, after the acquisition of Sidor, Mr. Novegil was appointed chairman and chief executive officer of Sidor. In March 2003, Mr. Novegil was designated executive vice-president of the Techint Flat and Long Steel Division, with executive responsibilities over Siderar and Sidor. He became president of Siderar in May 2005. To date, Mr. Novegil has 27 years of experience in the Techint Group. He is an Argentine citizen.

Roberto Philipps. Mr. Philipps currently serves as our Chief Financial Officer. He joined Propulsora Siderúrgica in 1988 and has held the position of chief financial officer of Siderar and chief financial officer of Amazonia. He oversaw the restructuring of Sidor’s debt in 2000 and 2003 and of Siderar’s debt in 2002. From 2003 until August 2005, he was the chief executive officer of TGN. He assumed his current position at the Company in September 2005. He is also past president of the Argentine Financial Executives Institute (IAEF). Mr. Philipps has 17 years of experience in the Techint Group. Mr. Philipps is an Argentine citizen.

Alfredo Indaco. Mr. Indaco currently serves as our International Commercial Officer. He began his career with the Techint Group in 1982 as an employee of the Marketing and Export Department of Siderca. In 2001, he left his position as export director of Siderca to serve as commercial director of Siderar, a position that he held until he assumed his present position at the Company. Mr. Indaco is an Argentine citizen.

Régulo Salinas. Mr. Salinas currently serves as our North Region Area Manager. He is responsible for all our operations within Mexico. He began his career with our subsidiary in Mexico in 1978 as “budget and cost analyst” in Hylsa. He has held several executive positions, including managing director of the Flat Products Division and the Bar and Rod Division of the former Hylsa and vice-president of sales and marketing, vice-president of administration and vice-president of planning. He is a member of the executive committee of the board of Canacero (Camara Nacional de la Industria del Hierro y el Acero) in Mexico and member of board of the AISI (“American Iron and Steel Institute”) and member of the executive committee of the board of the SMA (Steel Manufacturers Organization) in the United States. Mr. Salinas is a Mexican citizen.

Martín Berardi. Mr. Berardi currently serves as our South Region Area Manager. He began his career with the Techint Group in 1980 as a trainee in Propulsora Siderúrgica. He has held several positions within the Techint Group including in Propulsora Siderúrgica, Siat S.A.I.C. and Siderca. He served as managing director of Siat (1992-1995), managing director of Tamsa (1995-2000), president and chief executive officer of Sidor (2000-2004) and became managing director of Siderar in October 2004, a position which he held until he assumed his present position at the Company. He was president of the “Instituto Venezolano de Siderurgia” between 2002 and 2004 and he has also been vice-president of “Centro Industriales Siderurgicos de Argentina” since 2004. Mr. Berardi is an Argentine citizen.

Julián Eguren. Mr. Eguren currently serves as our Central Region Area Manager. He is responsible for all Ternium operations in Venezuela, Colombia, Ecuador, Peru, Guatemala and the Caribbean Area. Since July 2005, he has been the chief executive officer of Ternium’s Venezuelan subsidiary Sidor. Prior to that he served as commercial director of Sidor. He has held several other executive positions since joining the Techint Group in 1987, such as chief executive officer of Tavsa, general manager of Socominter (Venezuela), economic planning manager and treasurer of Tamsa and commercial planning manager of Siderca. He is also director of IVES (Venezuelan Steel Institute), ILAFA (Latin-American Institute of Iron and Steel) and Matesi, and president of CAVEARG (Venezuelan Argentinean Chamber). Mr. Eguren is an Argentine citizen.

Oscar Montero. Mr. Montero currently serves as our Planning and Supply Chain Director. He began his career with the Techint Group in 1984 as a commercial analyst in Propulsora Siderúrgica. Since then, he has held several positions within Propulsora and Siderar. From 1998 and until he assumed his present position at the Company, he served as strategic planning director of Sidor. Mr. Montero is an Argentine citizen.

Luis Andreozzi. Mr. Andreozzi currently serves as our Engineering and Environment Director. He began his career with the Techint Group in 1968 as a trainee in Siderca. He has held several positions within other Techint Group companies including Techint Engineering Company, or TEING, Propulsora Siderúrgica, Siderar and Sidor. Most recently, he served as construction manager of TEING (1986-1992), construction manager of Siderar (1992-1998), engineering and environment general manager of Sidor (1998-2004) and technology manager of the Techint Flat and Long Steel Division, a position he held until he assumed his present position at the Company. Mr. Andreozzi is an Italian citizen.

Miguel Punte. Mr. Punte currently serves as our Human Resources Director. In 1970, Mr. Punte joined Siderar, where he held several positions within Human Resources Department. In 1984, he joined Finma S.A., or Finma, an affiliate of the Techint Group that provides human resources services to Techint Group companies. At Finma, Mr. Punte served first as human resources manager and later as human resources director until 2005, when he was appointed human resources director of Siderar, a position that he held until he assumed his present position at the Company. Mr. Punte is an Argentine citizen.

Rubén Bocanera. Mr. Bocanera currently serves as our Chief Information Officer. He joined the Techint Group in 1983 as a junior analyst for Siderca. Since then he has held several positions in different Techint Group companies, including project manager and automation and control manager of Siderca and Sidor and chief information officer of Siderar. Since 2002, he has been responsible for the information technology unit of the Techint Flat Steel Division. Mr. Bocanera is an Argentine citizen.

B. Compensation

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. The aggregate compensation earned by directors and executive officers during 2005 amounted to approximately USD4,485 thousand.

C. Board Practices

See “—Directors, Senior Management and Employees—Directors and Senior Management”.

There are no service contracts between any director and Ternium that provide for benefits upon termination of employment.

Audit Committee

On June 8, 2006, our board of directors re-appointed Ubaldo Aguirre (chairman), Adrián Lajous and Gerardo R. Sepúlveda, as members of its audit committee. All three members of the audit committee are independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

Under our articles of association and the audit committee charter, the audit committee is required, among other things, to report to the board of directors on its activity and the adequacy of the Company’s systems of internal control over financial reporting. In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to the integrity of the Company’s financial statements and is responsible for making recommendations regarding the appointment, dismissal, compensation, retention and oversight of, and assess the independence of the Company’s independent auditors (see Item 16.C for additional information about the audit committee’s procedures with respect to our independent auditors). The audit committee also performs other duties entrusted to it by the Company’s board of directors.

In addition, the audit committee is required by the Company’s articles of association to review “Material Transactions,” as such term is defined by the Company’s articles of association, to be entered into by the Company or its subsidiaries with “Related Parties,” as such term is defined by the Company’s articles of association (other than transactions reviewed and approved by the independent members of the board of directors of the Company or through any other procedures that the board of directors may deem substantially equivalent to the foregoing), in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of Material Transactions entered into by the Company’s subsidiaries with Related Parties, the Company’s audit committee will review those transactions entered into by those subsidiaries whose boards of directors do not have independent members, or that have not been reviewed and approved by such independent directors or through any other procedures that the board of directors of the Company may deem substantially equivalent to the foregoing.

Under the Company’s articles of association, as supplemented by the audit committee’s charter:

•	a Material Transaction is (i) any transaction (x) with an individual value equal to or greater than ten million U.S. dollars or (y) with an individual value lower than ten million U.S. dollars, when the aggregate sum of any series of transactions reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination (excluding any transactions that were reviewed and approved by any of the audit committee of the Company, the board of directors of the Company or the independent members of the board of directors or other governing body of any subsidiary of the Company, or that were reviewed and approved by a majority of the members of the board of directors or similar governing body of any subsidiary of the Company that were not nominated by or at the request of the Company or any entity that directly or indirectly controls or is under common control with the Company) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made; or (ii) any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) involving the Company or any of its direct or indirect subsidiaries for the benefit of or involving a Related Party; and

•	a Related Party is, in relation to the Company or its direct or indirect subsidiaries, any of the following persons: (i) a member of the board of directors of the Company or of the board of directors or other governing body of any of the Company’s subsidiaries; (ii) any member of the board of directors or other governing body of an entity that directly or indirectly controls the Company; (iii) any entity that directly or indirectly controls or is under common control with the Company (other than the Company’s subsidiaries); (iv) any entity controlled directly or indirectly by any member of the board of directors of the Company, or of the board of directors or other governing body of any subsidiary of the Company; and (v) any spouses, parents, siblings or relatives up to the third degree of, and any person that shares a home with, any person referred to in (i) or (ii).

The audit committee has the power (to the maximum extent permitted by applicable laws) to request that the Company or relevant Subsidiary provide any information necessary for it to review any Material Transaction. A

Related Party transaction shall not be entered into unless (i) the circumstances underlying the proposed transaction justify that it be entered into before it can be reviewed by the Company’s audit committee or approved by the board of directors and (ii) the Related Party agrees to unwind the transaction if the Company’s audit committee or board of directors does not approve it.

The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the Company’s internal and external auditors as well as Ternium’s management and employees and, subject to applicable laws, its subsidiaries.

D. Employees

The following table shows the number of persons employed by Ternium and its consolidated subsidiaries:

	At December 31, 2005
Argentina	4,822
Venezuela	5,653
Mexico	7,679
Other	128

Total employees	18,282	(1)

(1)	It does not include 4,732 outsourced employees. We expect that during 2006 some outsourced personnel will be incorporated in Ternium as direct employees.

At December 31, 2005, number of persons employed by Ternium was 18,282. The number of our employees increased during 2005 due to the acquisition of Amazonia and Hylsamex.

Argentina

Most of Siderar’s employees are members of the Unión Obrera Metalúrgica de la República Argentina (“UOM”), the union of employees related to the steel industry. Employees are covered by a collective agreement that includes all workers in Argentina in the steel and metalmechanic industry. The employees are also covered by certain complementary collective agreements signed between Siderar and UOM that define specific issues related to any plant in particular or Siderar as a whole, such as working structures, salary levels related to performance, productivity, production quantity and quality and the results of Siderar. These agreements are subject to periodic modification according to changing circumstances and are updated in relation to competitiveness, quality, security and efficiency goals.

As part of the privatization process in 1992, 20% of Siderar’s shares were sold to former employees of state-owned Somisa under the Programa de Propiedad Participada (the “Employee Stock Ownership Plan”). For further information see Item 4. “Information on the Company—Organizational Structure—Subsidiaries—Siderar”.

Many foremen of Siderar are affiliated with the Asociación de Supervisores de Industria Metalmecánica de la República Argentina (“ASIMRA”), the union of supervisors of different activities in the metal manufacturing industry. ASIMRA-affiliated employees are subject to an agreement signed with Siderar that establishes regulations relating to salaries, working organization, absences, vacations, benefits and labor relations. We believe that Siderar maintains good relations with its unions, and the measures that it has taken in order to make Siderar more competitive have not resulted in significant labor unrest.

Basic salaries remained stable during the 1989-2001 period when Argentina had its Convertibility Law. The peso devaluation produced a significant reduction in salary values in U.S. dollar terms. Since then, salaries in nominal terms have slowly increased, mainly due to a revaluation of the peso against the U.S. dollar and increases in salaries resulting from private agreements and government regulation.

Under Argentine law, Siderar is required to contribute up to 23% of its employees’ base salaries to various national and privately-run health, pension and retirement plans. Siderar must also withhold an additional percentage from salaries for contribution to such funds. The amount to be withheld for the pension fund has varied according to emergency measures imposed by the government to cope with the Argentine crisis of 2002. As of December 2004, the withholding percentage was 17% for those employees affiliated with the privately-run pension funds and 13% for those affiliated with the public plan. The latter percentage is expected to increase to 17% during 2006. Furthermore, as of 2003, there was a maximum of ARP4,800 over which Siderar must contribute and withhold the percentage for the pension fund. From this year, this maximum was progressively increased for the employer’s contributions for the middle and superior personnel and finally completely eliminated in 2005.

Under Argentine law, in order to terminate an employee without cause, Siderar must indemnify the employee based on the employee monthly salary per each year of employment. For the unionized employees (as agreed with the union) the maximum monthly salary is ARP3,093. However, for the non-unionized employees there is no maximum compensation prescribed by law. Since January 2002, the Argentine government established an emergency regime under which employees that are terminated without cause are entitled to an extra 50% over the legally required indemnification amount. In addition to its legal obligations, in 1995 Siderar established a benefit program for its senior management that is applied in certain cases of employment termination.

Venezuela

In Venezuela, approximately two-thirds of Sidor’s employees are organized in the Sindicato Único de Trabajadores de la Industria Siderúrgica y sus Similares del Estado Bolívar (Sole Union of Steel and Related Industry Workers of Bolivar State or “SUTISS”). Sidor has from time to time suffered labor disruptions. Social conflicts in Venezuela and in particular conflicts with SUTISS have affected Sidor’s results during recent years. The main labor-related incidents were the Civic National Strike initiated in December 2002 that lasted 63 days and that heavily impacted natural gas provision due to the stoppage by PDVSA; and the general strikes initiated by SUTISS lasting 21 days in October 2003 and 20 days in 2004. During 2005, there were no important labor disruptions.

In October 2004, a new collective bargaining agreement was reached with the union that will terminate in February of 2007. See Item 3. “Key Information—Risk Factors—Risks Relating to our Business—Labor disputes at Ternium’s operating subsidiaries could result in work stoppages and disruptions to Ternium’s operations.” Although Ternium has reached this agreement with SUTISS, Ternium may suffer additional plant stoppages or strikes as a result of future work force reductions in connection with its productivity improvement and cost reduction plans. No assurance can be given that any future stoppage or strikes would not have a material adverse effect on Ternium’s financial condition, cash flows and results of operations.

Sidor established a labor participation program (“Programa de Participación Laboral” or “PPL”) in 1997. From May to August 2004, BANDES and CVG transferred 9.6% of Sidor’s share capital to employees and eligible former employees pursuant to the terms of the PPL. Later, in June 2005, an additional 453,308 shares held by CVG were transferred to the PPL. The remaining 2,855,315 shares corresponding to CVG and Venezuela are also expected to be transferred to the PPL. Once these transfers are completed, the PPL stake in Sidor will grow to a total of approximately 20%.

Under Venezuelan law, Ternium employees who are laid-off are entitled to the following benefits:

•	indemnification for seniority of up to 150 days’ salary;

•	severance pay for seniority that ranges from two to five days’ salary for every month of seniority accumulated after June 1997, up to a maximum amount equivalent to 90 days’ salary;

•	payment of unused vacation days during the year preceding the employee’s termination and a proportional allocation in the year in which the employee is terminated; and

•	compensation/profit sharing equivalent to four months’ salary (this benefit is also accrued annually for the services provided). In some specified situations, like death, accident, work-related disease or retirement under the pension plan of the company, employees who had been covered by the collective bargaining agreement with SUTISS are entitled to additional indemnification equal to indemnification for seniority of up to 150 days’ salary, whereas employees not covered by the collective bargaining agreement are entitled to additional indemnification ranging from 50% to 100% of the amount of such additional indemnification.

Mexico

In Mexico, approximately two-thirds of Ternium employees are unionized, and the rest are not. The majority of its unionized workers in Mexico are members of FENASA (“Federación Nacional de Asociaciones Sindicales Autónomas”), the national federation of independent union associations. The unionized employees of Peña Colorada, however, are members of Sindicato de Trabajadores Mineros, Metalúrgicos y Similares de la República Mexicana. The applicable collective bargaining agreements are negotiated every two years and salary adjustments are made on an annual basis. Despite some minor social and union problems, Ternium’s subsidiary Hylsamex maintains good relations with its labor force in Mexico and has never experienced a strike or work stoppage.

Under Mexican law, Ternium’s Mexican subsidiaries are required to pay their employees an annual benefit of approximately 10% of pre-tax income, calculated using a methodology similar to the methodology used for the calculation of the income tax.

E. Share Ownership

To our knowledge, the total number of the Company’s shares (in the form of ordinary shares or ADSs) owned by our directors and executive officers as of May 31, 2006 was 628,900, which represents 0.03% of our outstanding shares. The following table provides information regarding share ownership by our officers and directors.

Director or Officer	Number of Shares Held
Adrián Lajous	42,000
Daniel Novegil	333,000
Roberto Philipps	74,600
Alfredo Indaco	14,300
Martín Berardi	65,000
Julián Eguren	100,000

Total	628,900

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the beneficial ownership of our shares, as of June 2, 2006, by (1) our principal shareholders (persons or entities that own beneficially 5% or more of the Company’s shares), (2) our directors and executive officers as a group and (3) non-affiliated public shareholders.

Identity of Person or Group	Number	Percent
San Faustín, ISL, I.I.I. CI(1)	1,184,069,227	59.06%
Tenaris(2)	229,713,194	11.46%
Usiminas(3)	285,731,726	14.25%
Sidetur	5	—%
Directors and executive officers as a group	628,900	0.03%
Public	304,600,390	15.19%

(1)	ISL is controlled by I.I.I. CI, which is controlled by San Faustín and holds 959,482,775 shares of the Company. In addition, San Faustín, which is ultimately controlled by Rocca & Partners, directly owns one share of the Company and 224,586,451 shares through I.I.I. C.I.

(2)	Tenaris is controlled by I.I.I. CI, which is controlled by San Faustín and ultimately by Rocca & Partners.
(3)	Usiminas holds its shares through a wholly-owned subsidiary.

As of May 31, 2006, 29,905,645 ADSs (representing 299,056,450 shares of common stock, or 14.92% of all outstanding shares of common stock of the Company) were registered in the name of 86 holders resident in the United States.

The voting rights of our principal shareholders do not differ from the voting rights of other shareholders. None of our directors or officers is a legal or beneficial owner of any of our shares. We are not aware of any arrangement which may at a later date result in a change of control of the Company.

B. Related Party Transactions

Ternium is party to several related party transactions as described below. These related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see Item 6. “Directors, Senior Management and Employees—Director Liability” and Item 6. “Directors, Senior Management and Employees—Audit Committee”.

Amazonia (Sidor’s controlling shareholder) and Hylsamex became subsidiaries of the Company on February 15, 2005, and August 22, 2005, respectively, and consolidation of their results began on those dates. Accordingly, transactions between Sidor or Hylsamex, as applicable, with related parties are only shown as related-party transactions for the Company to the extent attributable to periods beginning on or after the respective consolidation dates.

Purchases of Raw Materials

In the ordinary course of business, Ternium buys raw materials and other production inputs from the subsidiaries of Tenaris. These purchases are made on similar terms and conditions to those purchases made by the Ternium companies from unrelated third parties. These transactions include:

•	purchase of ferrous scrap from the Argentine scrap colleting and processing subsidiary of Tenaris for Siderar. These purchases amounted to USD7.5 million in 2005. Purchase of scrap arising from the seamless pipe operation of a Venezuelan subsidiary of Tenaris for Sidor, which amounted to USD1.7 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 the additional purchases amounted to USD0.1 million). Hylsamex also bought scrap from a Mexican subsidiary of Tenaris amounting to USD0.5 million in 2005.

•	purchase of steam and operational services from the Argentine electric power generating facility of Tenaris for Siderar in San Nicolás. These purchases amounted to USD2.6 million in 2005. In addition, Siderar recorded an income of USD6.1 million in 2005 due to a penalty charge paid by a subsidiary of Tenaris for the failure to deliver contractual volumes of steam.

Sales of Steel Products and Raw Materials

In the ordinary course of business, Ternium sells flat steel products to the subsidiaries of Tenaris to be used in the production of welded pipe and accessories. Sales of flat steel products and other subproducts amounted to USD40.9 million in 2005. In addition, Sidor sells steel bars to be used in the seamless pipe operation of the subsidiaries of Tenaris in Venezuela. Sales of steel bars amounted to USD31.8 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 the complementary sales amounted to USD4.9 million).

In certain circumstances, Ternium sells steel products to other companies in the Techint Group. These sales amounted to USD0.2 million in 2005.

All these sales are made on similar terms and conditions to those sales made by Ternium to unrelated third parties.

Transactions involving Matesi

A subsidiary of Tenaris established Matesi jointly with Sidor to operate an HBI production facility in Venezuela. Sidor holds 49.8% of Matesi and the subsidiary of Tenaris holds 50.2%. Transactions associated with this operation include:

•	purchases of HBI (Hot Briquetted Iron) pursuant to an off-take agreement between Sidor and Matesi, which amounted to USD77.4 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 the additional purchases amounted to USD7.8 million). Sidor paid to the subsidiary of Tenaris additional compensation of USD1.6 million in 2005 based on the terms of the off-take agreement (during the period beginning on January 1, 2005 and ending on February 14, 2005 the complementary compensation amounted to USD0.3 million). The agreement establishes that Matesi is required to sell to Sidor, on a take-or-pay basis, 29.9% of Matesi’s HBI production, or up to 49.8% at the election of Sidor.

•	Sidor entered into a Management Assistance Agreement with Matesi. As part of this agreement, Matesi paid fees to Sidor amounting USD1.2 million in 2005, related to the provision of managerial services (during the period beginning on January 1, 2005 and ending on February 14, 2005 the complementary fees amounted to USD0.1 million). Additionally, Sidor purchased goods and services on behalf of Matesi for an amount of USD15.1 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 the complementary transactions amounted to USD1.1 million).

•	as part of the investment agreement to finance the acquisition of Matesi’s assets and its start-up, in July, 2004 Sidor granted a loan to Matesi for an outstanding amount at December 31, 2005 of USD54.8 million. This loan bears interest at a rate of LIBOR plus 2%. Interest earned on this loan amounted to USD2.9 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 the additional interest amounted to USD0.4 million).

•	Hylsa earned royalties and technical assistance fees in respect of licensed technology to Matesi. These royalties and fees amounted to USD1.6 million in 2005.

Purchase Agent Services

Ternium entered into agreements with Exiros, a subsidiary of Tenaris, which acts as purchase agent for Siderar, Sidor and Hylsamex. Ternium paid fees amounting USD4.8 million in 2005. Ternium and Tenaris are currently considering entering into a joint venture through which each of them will hold directly or indirectly 50% of Exiros.

Supply of Natural Gas

Siderar is party to contracts with Tecpetrol, TGN and Litoral Gas relating to the supply of natural gas to Siderar’s operations. Tecpetrol is a Techint group company engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. TGN operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina. Litoral Gas is a company that distributes gas in the Province of Santa Fé and in the northeastern section of the Province of Buenos Aires. The Techint group holds significant but non-controlling interests in TGN and Litoral Gas.

Tecpetrol supplies Siderar with the balance of its natural gas requirements not supplied by its principal gas supplier, Repsol YPF, on terms and conditions that are equivalent to those between Repsol YPF and Siderar. In March, 2003, Siderar entered into an agreement with Tecpetrol under which Siderar paid USD17.3 million for the advance purchase of a total of 725 million cubic meters of natural gas to be delivered to Siderar’s facilities over a period of five years. Tecpetrol’s sales to Ternium amounted to USD7.4 million in 2005.

TGN charges Siderar a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Ternium amounted to USD2.4 million in 2005.

Litoral Gas’ sales to Ternium totaled USD0.9 million in 2005.

Provision of Engineering and Labor Services

Ternium contracts with certain Techint group companies engineering, construction, specialized labor and supervision services for civil and electromechanical works and non-specialist manual labor services, such as cleaning, general maintenance and handling of by-products. These services can usually be provided by other Techint group companies at more competitive prices than if Ternium performed them and are contracted out at market rates. Fees accrued for these services amounted to an aggregate amount of USD63.8 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 Sidor paid additional fees amounting USD0.4 million).

Sales and Purchases of Other Products and Services

Ternium entered into other transactions with Techint group companies, the most important ones including:

•	payment of commissions to Techintrade Corp. owing to commercial agency services, which amounted to USD10.2 million in 2005. On May 17, 2005 this contract was transferred to a full owned subsidiary of Ternium.

•	purchase of plant equipment and spare parts to Techint Compagnia Tecnica Internazionale and other related companies, which amounted to USD9.5 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 Sidor additional purchases amounted to USD8.2 million).

•	purchases of steel products from Tenaris’s subsidiaries, which amounted to USD2.4 in 2005.

•	in late 2005, Hylsamex transferred to Techint Compagnia Tecnica Internazionale the rights to market and license the HYL technology to unaffiliated third parties for royalty fees.

Financial Operations and Administrative Services

In order to finance the acquisition of Hylsamex, Ternium entered into Subordinated Convertible Loans with related parties. Interest paid amounted to USD9.7 million in 2005. For a description of these loans, see Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities”.

Finma S.A., a company owned by various Techint group executives, provides administrative, insurance and legal support services to Techint group companies, including Siderar and Sidor. Fees accrued under this agreement amounted to USD3.5 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 Sidor paid additional fees amounting USD0.1 million).

Other Transactions

In the ordinary course of business, from time to time, Ternium carries out other transactions and enter into other arrangements with Techint group companies, none of which are believed to be material.

C. Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-54 for our audited combined consolidated financial statements.

Legal Proceedings

Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium’s consolidated financial position or income statement.

In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas) were resolved in Sidor’s favor. Accordingly, in its financial statements at December 31, 2004 and for the year then ended, Sidor reversed the USD41.4 million provision it had recorded at December 31, 2003 and for the year then ended. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan Supreme Court seeking to void the arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void this arbitral award under the current circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At December 31, 2005, Sidor’s potential exposure under this litigation amounted to USD94.3 million. As a consequence of the commercial transactions entered into by Sidor and PDVSA Gas during the three-month period ended March 31, 2006, Sidor’s potential exposure under this litigation increased by USD7.8 million, thus reaching a total amount of USD102.1 million.

As of December 31, 2004, Sidor recorded a provision for a total amount of USD23.2 million in connection with tax matters. Among these claims, the most significant is the tax assessment brought by SENIAT, the Venezuelan tax and customs authority, in the third quarter of 2001, questioning the application of VAT credits arising from exports totaling USD5.2 million to offset tax liabilities. While the validity of such tax credits was not under discussion, the SENIAT questioned the application of such tax credits as payment on account of Sidor’s asset tax and other tax obligations. Sidor recorded a provision in an amount of USD17.5 million in connection with this claim, representing the aggregate amount that SENIAT could claim as accrued interest under the Venezuelan tax code.

Sidor is a party to a number of lawsuits brought by former employees that question the application of certain provisions contained in the Venezuelan Work Law. The Venezuelan Supreme Court of Justice has recently ruled in favor of increasing the benefits payable to retired employees of a Venezuelan company. This ruling is only binding on the parties to the litigation and Sidor has not received any claims in this regard. Sidor analyzed the ruling’s legal grounds and the case’s facts and circumstances, and concluded that it is not probable that Sidor be subject to additional obligations in this respect. In the event that a potential claim by the participants of Sidor’s pension plan be successful, Sidor estimates that the maximum loss would be approximately USD56 million.

The Argentine tax authority, the Administración Federal de Ingresos Públicos (the “AFIP”), has challenged the income tax treatment of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP considered the treatment given by Siderar to these expenses, considering that they should be treated as investments or improvements and, therefore, the AFIP made a reassessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD20.4 million.

Siderar appealed these assessments before the Argentine Tax Court. On April 13, 2005, Siderar was notified of a ruling issued by the Argentine Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 from USD16.6 million to USD3.1 million and instructing that the taxes be recalculated in accordance with this ruling. Siderar recorded a provision amounting to USD4.6 million as of December 31, 2005, as management of the Company considers there is a probable outflow of benefits. The ruling issued by the Argentine Tax Court regarding fiscal years 1995 and 1996 has been appealed by both AFIP and Siderar, but Siderar is required to pay the amounts (capital and interests) due to the AFIP, pursuant to this ruling (once the recalculation ordered by the Argentine Tax Court has been approved by said Tribunal) even if, at that time, Siderar´s appeal has not been resolved.

Dividend Policy

We do not have, and have no current plans to establish, a formal dividend policy governing the amount and payment of dividends or other distributions. The amount and payment of dividends will be determined by a simple majority vote at a general shareholders’ meeting, typically, but not necessarily, based on the recommendation of our board of directors. All shares of our capital stock rank pari passu with respect to the payment of dividends.

We will conduct all of our operations through subsidiaries and, accordingly, our main source of cash to pay dividends will be the dividends received from our subsidiaries. See Item 3. “Key Information—Risk Factors—Risks Relating to the Structure of the Company—As a holding company, our ability to pay dividends and obtain financing depends on the results of operations and financial condition of our subsidiaries and could be restricted by legal, contractual or other limitations.” These dividend payments will likely depend on our subsidiaries’ results of operations, financial condition, cash and capital requirements, future growth prospects and other factors deemed relevant by their respective boards of directors, as well as on any applicable legal restrictions. See Item 3. “Key Information—Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina” and “Risk Factors—Risks Relating to the Countries in Which We Operate—Venezuela” and Item 10. “Additional Information—Memorandum and Articles of Association—Dividends” for a discussion of the current Argentine and Venezuelan restrictions on the payment of dividends.

Moreover, our ability and the ability of the Ternium companies to pay dividends and make other payments depend in part on contractual arrangements relating to the distribution of profits. The credit agreements entered into to finance the acquisition of Hylsamex contains limitations on our ability to declare or pay dividends until 2010. These debt covenants prohibit us from declaring or paying any dividends until we have paid the full amount due on the first anniversary of the Ternium Credit Facility and impose limits on the funds available for payment of dividends. In addition, under the terms of its restructuring agreements, Sidor may not pay dividends until the earlier of (i) August 2015 or (ii) the prepayment in full of certain obligations arising from the debt restructuring that took place in 2003. As of the date hereof, such indebtedness amounted to less than USD200 million. Moreover, after the repayment in full of the Tranche A loans under the Ternium Credit Facility, we may only declare or make dividend payments after the payment in full of all amounts due the first anniversary of the Tranch B loans, only in the presence of excess cash (calculated after principal and interest debt service of the Tranche B loans) in a proportion not to exceed an amount equal to 75% of such excess cash calculation and until we have paid in full the outstanding amount. However, we do not believe that the contractual restrictions on us and our subsidiaries will be material to our ability to declare or pay dividends.

Pursuant to our articles of association, the board of directors has the power to distribute interim dividends in accordance with applicable Luxembourg law, but dividend payments must be approved by our shareholders at the annual general meeting, subject to the approval of our annual accounts. Dividends may be lawfully declared and paid if our net profits and distributable reserves are sufficient under Luxembourg law.

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution.

B. Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company’s ADSs are listed on the NYSE under the symbol “TX.” Trading on the NYSE began on February 1, 2006. As of June 2, 2006, a total of 2,004,743,442 shares were registered in the Company’s shareholder register.

As of June 2, 2006, a total of 305,229,290 shares were registered in the name of the depositary for the Company’s ADR program. On June 23, 2006, the closing sales price for the Company’s ADSs on the NYSE was USD22.47.

New York Stock Exchange

As of May 31, 2006, a total of 30,522,929 ADSs were registered of record. Each ADS represents 10 shares of the Company’s stock. The Bank of New York acts as the Company’s depositary for issuing ADRs evidencing the ADSs. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the ADSs on the NYSE. The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares, in the form of ADSs, traded on the NYSE.

	Price per ADS
Last Five Months	High	Low
February 2006	23.87	21.69
March 2006	28.46	22.95
April 2006	28.49	26.72
May 2006	26.94	21.55
June 2006 (through June 23, 2006)	24.63	19.91

B. Plan of Distribution

Not applicable.

C. Markets

See “—Offer and Listing Details”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

General

The following is a summary of certain rights of holders of our shares. These rights are set out in our articles of association or are provided by applicable Luxembourg law, and may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. This summary does not contain all information that may be important to you. For more complete information, you should read our articles of association, which are attached as an exhibit to this annual report.

We have an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. There were 2,004,743,442 shares issued as of May 31, 2006. All issued shares are fully paid.

Our articles of association currently authorize our board of directors, for a period commencing on June 17, 2005 and ending on October 26, 2010, to issue shares within the limits of our authorized share capital at such times and on such terms and conditions as the board of directors or its delegates may determine. Accordingly, until October 26, 2010, shares may be issued up to the authorized share capital limit of USD3.5 billion by a decision of the board of directors.

Our shareholders have authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital. However, if and from the date our shares are listed on a regulated market (and only for as long as they are so listed), any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then existing shareholders (as set out in the articles of association), except in the following cases (in which cases no pre-emptive rights shall apply):

(a)	any issuance of shares for, within, in conjunction with or related to, an initial public offering of our shares on one or more regulated markets (in one or more instances);

(b)	any issuance of shares against a contribution other than in cash;

(c)	any issuance of shares upon conversion of convertible bonds or other instruments convertible into our shares; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply by provision of our articles of association in connection with any issuance of convertible bonds or other instruments convertible into our shares for cash; and

(d)	any issuance of shares (including by way of free shares or at a discount), up to an amount of 1.5% of the issued share capital of the Company, to our directors, officers, agents or employees, to the directors, officers, agents or employees of our direct or indirect subsidiaries or of our affiliates, including without limitation the direct issue of shares upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of, or in relation to, compensation or incentive of any such persons.

Our authorized share capital is fixed by our articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting.

Dividends

Subject to applicable law, all shares (including shares underlying ADSs) are entitled to participate equally in dividends when, as and if declared by the shareholders at the ordinary general shareholders’ meeting out of funds legally available for such purposes. Under Luxembourg law, claims for dividends will lapse five years after the date such dividends are declared. However, we may elect to pay a declared dividend after such period. The shareholders may, at the ordinary general shareholders’ meeting, which every shareholder has the right to attend in person or by proxy, declare a dividend under Article 21 of our articles of association.

Under Article 21 of the articles of association, our board of directors has the power to distribute interim dividends in accordance with the conditions that apply to commercial companies set forth in particular in Section 72-2 of the Luxembourg law of 10th August, 1915 on commercial companies.

Voting Rights; Shareholders’ Meetings; Election of Directors

Each share (including shares underlying ADSs) entitles the holder to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law and the Company’s articles of association. Notices of such meetings must be published twice, at least at eight-day intervals, the second notice appearing at least eight days prior to the meeting, in the Luxembourg Official Gazette and in a leading newspaper having general circulation in Luxembourg. If an extraordinary general shareholders’ meeting is adjourned for lack of a quorum, notices must be published twice, in the Luxembourg Official Gazette and two Luxembourg newspapers, at 15-day intervals, the second notice appearing at least 15 days prior to the meeting. In case our shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also be published in accordance with the publicity requirements of such regulated market. At an ordinary general shareholders’ meeting, there is no quorum requirement, and resolutions are adopted by a simple majority vote of the shares present or represented and voted. An extraordinary general shareholders’ meeting must have a quorum of at least 50% of the issued and outstanding shares. If a quorum is not reached, such meeting may be reconvened at a later date with no quorum requirements by means of the appropriate notification procedures provided for by Luxembourg company law. In both cases, Luxembourg company law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting be adopted by a two-thirds majority vote of the shares present or represented. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at an ordinary meeting. Cumulative voting is not permitted. As our articles of association do not provide for staggered terms, directors are elected for a maximum of one year and may be reappointed or removed at any time, with or without cause, by a majority vote of the shares present or represented and voted.

Our annual ordinary general shareholders’ meeting is held at 2:30 P.M., Luxembourg time, on the first Wednesday of June of each year at the place indicated in the notices of meeting. If that day is a legal or banking holiday in Luxembourg, the meeting shall be held on the following business day.

Any shareholder who holds one or more of our shares on the fifth calendar day preceding the general shareholders’ meeting (the “Record Date”) shall be admitted to a general shareholders’ meeting. Those shareholders who have sold their shares between the Record Date and the date of the general shareholders’ meeting, may not attend or be represented at the meeting.

In the case of shares held through fungible securities accounts, each shareholder may exercise all rights attached to his shares and, in particular, may participate in and vote at shareholders’ meetings of the Company upon presentation of a certificate issued by the financial institution or professional depositary holding the shares, evidencing such deposit and certifying the number of shares recorded in the relevant account on the Record Date. Such certificate must be filed at least five days before the meeting with the Company at its registered address or at the address stated in the convening notice or, in case the shares of the Company are listed on a regulated market, with an agent of the Company located in the country of the listing and designated in the convening notice. In the event that the shareholder votes by proxy, he shall file the required certificate and a completed proxy form within the same period of time at the registered office of the Company or with any local agent of the Company duly authorized to receive such proxies.

The board of directors and the shareholders’ meeting may, if they deem so advisable, reduce these periods of time for all shareholders and admit all shareholders (or their proxies) who have filed the appropriate documents to the general shareholders’ meeting, irrespective of these time limits.

Access to Corporate Records

Luxembourg law and our articles of association do not generally provide for shareholder access to corporate records. Shareholders may inspect the annual accounts and auditors’ reports at our registered office during the fifteen day period prior to a general shareholders’ meeting.

Appraisal Rights

In the event the shareholders approve any of the following:

•	the delisting of our shares from all regulated markets where our shares are listed at that time, excluding a delisting made pursuant to an offer to all of our shareholders made by a business entity subject to common control with us, whereby such business entity offers to issue, in exchange for our shares, shares to be listed on the same regulated market(s) on which our shares are listed;

•	a merger in which we are not the surviving entity (unless the shares or other equity securities of such entity are listed on the New York or London stock exchanges);

•	a sale, lease, exchange or other disposition of all or substantially all of our assets;

•	an amendment to our articles of association that has the effect of materially changing our corporate purpose;

•	the relocation of our domicile outside the Grand Duchy of Luxembourg; or

•	amendments to our articles of association that restrict the rights of our shareholders (excluding any amendments in relation with, or to, the authorized share capital and/or the waiver or suppression of any preferential subscription rights relating thereto);

dissenting or absent shareholders have the right to have their shares repurchased by the Company at (i) the average market value of the shares over the 90 calendar days preceding the applicable general shareholders’ meeting or (ii) in the event that our shares are not traded on any regulated market, the amount that results from applying the proportion of our equity that the shares being sold represent over our net worth as determined in our last consolidated financial statements approved by the shareholders or in our last interim consolidated financial statements approved by the board of directors, whichever is more recent. Shareholders who voted in favor of the relevant resolution are not entitled to exercise this right.

Dissenting or absent shareholders must present their claim within one month following the date of the applicable general shareholders’ meeting and supply the Company with evidence of their shareholding at the time of such meeting. We must (to the extent permitted by applicable laws and regulations and in compliance therewith) repurchase our shares within six months following the date of the applicable general shareholders’ meeting. If delisting from one or more, but not all, of the regulated markets where our shares are listed is approved by the shareholders, only dissenting or absent shareholders with shares held through participants in the local clearing system for that market or those markets can exercise this appraisal right if:

•	they held the shares as of the date of the announcement by us of our intention to delist or as of the date of publication of the first convening notice for the general shareholders’ meeting that approved the delisting;

•	they present their claim within one month following the date of the general shareholders’ meeting and supply evidence of their shareholding as of the date of the Company’s announcement or the publication of the first convening notice to the meeting; and

•	the delisting is not being made pursuant to an offer to all of our shareholders made by a business entity subject to common control with us, whereby such business entity offers to issue, in exchange for our shares, shares to be listed on the same regulated market(s) on which such dissenting or absent shareholders hold their shares through participants in the local clearing system for that market or markets.

In the event a shareholder exercises its appraisal right, applicable Luxembourg law provisions shall apply.

Distribution of Assets on Winding-up

In the event of our liquidation, dissolution or winding-up, the net assets remaining after allowing for the payment of all debts, charges and expenses shall be paid out to holders of our shares in proportion to their respective holdings.

Transferability and Form

Our articles of association do not impose restrictions on the transfer of our shares. The shares are issuable in registered form.

Pursuant to our articles of association, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by him and the amount paid on each share in our shareholders’ register. In addition, our articles of association provide that our shares may be held through fungible securities accounts with financial institutions or other professional depositaries. Shares held through fungible securities accounts have the same rights and obligations as shares recorded in our shareholders’ register.

Shares held through fungible securities accounts may be transferred in accordance with customary procedures for the transfer of securities in book-entry form. Shares that are not held through fungible securities accounts may be transferred by a written statement of transfer signed by both the transferor and the transferee or their respective duly appointed attorney-in-fact and recorded in our shareholders’ register. The transfer of shares may also be made in accordance with the provisions of Article 1690 of the Luxembourg Civil Code. As evidence of the transfer of registered shares, we may also accept any correspondence or other documents evidencing the agreement between transferor and transferee as to the transfer of registered shares.

Fortis Banque Luxembourg S.A. maintains our shareholders’ register.

Limitation on Securities Ownership

There are no limitations currently imposed by Luxembourg law or the articles of association on the rights of non-resident shareholders to hold or vote our shares.

C. Material Contracts

For a summary of any material contract entered into by us outside of the ordinary course of business during the last two years, see Item 4. “Information on the Company—Raw Materials and Energy”

D. Exchange Controls

Argentina

On January 11, 2002, the exchange rate began to float for the first time since April 1991. Heightened demand for scarce U.S. dollars caused the Argentine peso to trade well above the one-to-one parity under the Convertibility Law. As a result, the Argentine Central Bank intervened on several occasions by selling U.S. dollars in order to lower the exchange rate. The Argentine Central Bank’s ability to support the Argentine peso by selling U.S. dollars depends, however, on its limited U.S. dollar reserves, and the value of the Argentine peso has continued to fluctuate significantly. In response to high demand for U.S. dollars in Argentina and the scarcity of U.S. dollars to meet that demand, the Argentine government has imposed several temporary freezes, or holidays, on exchange transactions since the abrogation of the Convertibility Law. However, beginning in the second half of 2002, the adjustments in Argentina’s balance of payments and the stabilization in the value of the peso allowed the Argentine Central Bank to more effectively manage the level of liquidity and, as income from trade increased and the demand for pesos began to recover, it was able to begin replenishing its international reserves.

Starting in 2004 and during 2005 the Argentine Central Bank has, from time to time, purchased U.S. dollars in the open market in order to maintain the value of the U.S. dollar around ARP2.9 and ARP3.0, respectively, per U.S. dollar. Additionally, and in order to restrict the inflows of U.S. dollars and avoid volatility in the U.S. dollar market, on June 10, 2005 the Argentine government issued Decree No. 616/2005 establishing certain restrictions on capital inflows into Argentina. Transfers of foreign currency into Argentina are only permitted upon compliance with the following requirements:

•	a nominative non-transferable deposit denominated in U.S. dollars for an amount equal to 30% of the relevant transaction must be made with the resulting proceeds of the relevant transaction. This deposit shall be held for a period of 365 calendar days, shall not bear interest (nor yield any other type of profit) and may not be used as collateral in any credit transaction;

•	inflows must remain in Argentina for a minimum term of 365 calendar days to be computed starting on the day they were converted into Argentine pesos in the local exchange market;

•	inflows and outflows of foreign currency into the local exchange market, and indebtedness transactions by local residents that may result in a foreign currency denominated payment to non-residents, must be registered with the Argentine Central Bank; and

•	the funds involved in the transactions covered by the Decree shall be credited in a local banking account.

Such requirements do not apply to foreign trade and export finance related transactions (provided that pre-export financings are repaid exclusively with export proceeds), foreign direct investment, loans granted by multilateral organizations, financings of production activity, long-term investments overseas or to the primary placement of publicly traded securities listed in one or more exchange markets.

For additional information regarding factors affecting the value of the Argentine peso, see Item 3. “Key Information—Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina.”

The market exchange rate of the Argentine peso against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market, although the Argentine government, acting through the Argentine Central Bank, has a number of means by which it may act to maintain exchange rate stability. See Item 3. “Key Information—Risk Factors—Risks Relating to our Business—Ternium’s results of operations and financial condition could be adversely affected by movements in exchange rates.”

Mexico

Between November 1991 and December 1994, the Mexican Central Bank maintained the exchange rate between the U.S. dollar and the Mexican peso within a prescribed range through intervention in the foreign exchange market. The Mexican Central Bank intervened in the foreign exchange market as the exchange rate reached either the minimum or the maximum of the prescribed range in order to reduce day-to-day fluctuations in the exchange rate. On December 20, 1994, the Mexican government modified the prescribed range within which the Mexican peso was permitted to float by increasing the maximum Mexican peso price of the U.S. dollar by MXN0.53, equivalent to an effective devaluation of 15.3%. On December 22, 1994, the Mexican government suspended intervention by the Mexican Central Bank and allowed the Mexican peso to float freely against the U.S. dollar. Factors that contributed to this decision included the size of Mexico’s current account deficit, a decline in the Mexican Central Bank’s foreign exchange reserves, rising interest rates for other currencies (especially the U.S. dollar) and reduced confidence in the Mexican economy on the part of investors due to political uncertainty associated with events in the state of Chiapas and presidential and congressional elections in that year. The value of the Mexican peso against the U.S. dollar rapidly declined by 42.9% from December 19, 1994 to December 31, 1994. The Mexican government has since allowed the Mexican peso to float freely against the U.S. dollar.

Historically, the Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Mexican pesos to U.S. dollars and the terms of NAFTA, to which Mexico is a signatory, generally prohibit exchange controls, the Mexican government could institute a restrictive exchange control policy in the future.

For additional information regarding factors affecting the value of the Mexican peso, see Item 3. “Key Information—Risk Factors—Risks Relating to the Countries in Which We Operate—Mexico.”

Venezuela

Beginning in 2001, Venezuela experienced intense political and social turmoil involving groups that oppose and those that support the Chávez administration. Between December 2001 and February 2003, the opposition staged four nationwide work stoppages to protest against the Chávez administration, the latest of which began on December 2, 2002 and ended on February 3, 2003. Since that date, pro-government and opposition forces have taken steps towards resolving the political crisis through the electoral process.

The general work stoppage that began in December 2002, however, resulted in a significant decrease in the amount of foreign currency generated from the sale of oil. This decrease was coupled with an extraordinary increase in the demand for foreign currency, resulting in a significant decline in the level of Venezuela’s international reserves and a substantial depreciation of the Venezuelan bolívar against the U.S. dollar during the first few weeks of 2003. From December 2, 2002 until January 23, 2003, on which date Venezuela suspended foreign exchange trading in an attempt to stem the depreciation of the Venezuelan bolívar, the Venezuelan bolívar/U.S. dollar exchange rate depreciated from VEB1,322.75 = USD1.00 to VEB1,853.00 = USD1.00. The substantial reduction of oil exports resulting from the work stoppage also damaged the country’s trade balance. These problems disrupted Venezuela’s economy and threatened to affect negatively Venezuela’s ability to service its external debt. In response to those developments, Venezuela suspended foreign exchange trading on January 23, 2003. On February 5, 2003, the government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime.

A commission, referred to as the Comisión de Administración de Divisas, or CADIVI, was created for the administration, control and establishment of the new exchange control regime. CADIVI is composed of five members appointed by the President of Venezuela. Under the new regime, the Ministry of Finance, together with the Central Bank of Venezuela, sets the exchange rate with respect to the U.S. dollar and other currencies and has discretion to modify, at any time, the existing exchange control regime or the free float of the bolívar. The new regime centralizes the purchase and sale of foreign currencies by permitting such sales to be made only through the Central Bank.

On February 5, 2003, the Ministry of Finance and the Venezuelan Central Bank fixed the U.S. dollar exchange rate at VEB1,596 = USD1.00 for purchase operations and VEB1,600 = USD1.00 for sale operations. The exchange rate for the payment of the public foreign debt was set at VEB1,600 = USD1.00 on February 7, 2003.

In February 2004, the Venezuelan government reset the exchange rate to VEB1,917 to USD1.00, a devaluation of 16.5%. In addition, in March 2005, the Venezuelan bolívar suffered a subsequent devaluation of 12%, leaving the exchange rate at VEB2,147 to USD1.00.

For additional information regarding factors affecting the value of the Venezuelan bolívar, see Item 3. “Key Information—Risk Factors—Risks Relating to the Countries in Which We Operate—Venezuela.”

E. Taxation

The following discussion of the material Luxembourg and United States federal income tax consequences of an investment in our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our ADSs, such as the tax consequences under United States state and local tax laws.

Grand Duchy of Luxembourg

This section describes the material Luxembourg tax consequences of owning or disposing of ADSs.

You should consult your own tax adviser regarding the Luxembourg tax consequences of owning and disposing of ADSs in your particular circumstances.

Ownership and disposition of the Company’s ADSs

Holders of the Company’s ADSs will not be subject to Luxembourg income tax, wealth tax or capital gains tax in respect of those ADSs, except for:

(i) individual residents of Luxembourg, entities organized in Luxembourg or entities domiciled or having a permanent establishment in Luxembourg. For purposes of Luxembourg tax law, you are deemed to be an individual resident in Luxembourg, subject to treaty provisions, if you have your domicile or your usual place of residence in Luxembourg, or

(ii) non-resident holders are taxed with respect to the disposition of the Company’s ADSs held for six months or less if such non-resident holder has owned alone, or together with his spouse or minor children, directly or indirectly at any time during the five years preceding the date of disposition more than 10% of the Company’s share capital, or

(iii) non-resident holders are taxed with respect to the disposition of the Company’s ADSs held for six months or more (x) if such non-resident holder has owned alone, or together with his spouse or minor children, directly or indirectly, at any time during the five years preceding the date of disposition, more than 10% of the Company’s share capital and (y) was a Luxembourg resident taxpayer for more than 15 years and has become a non-resident tax payer less than 5 years before the moment of disposition of the ADSs.

No inheritance tax is payable by a holder of the Company’s ADSs except if the deceased holder was a resident of Luxembourg at the time of death.

There is no Luxembourg transfer duty or stamp tax on the purchase or disposition of the ADSs.

Dividends received on the Company’s ADSs by non-Luxembourg resident holders

No withholding tax applies in Luxembourg on dividends distributed by the Company. No taxes apply in Luxembourg on dividends received by holders who are not resident in Luxembourg and who do not maintain a permanent establishment in Luxembourg to which the holding of the ADSs is effectively connected.

Holding company status

The above tax treatment in Luxembourg results from the tax status of the Company as a Luxembourg holding company under the law of 31st July 1929 relating to holding companies. Pursuant to the law of June 21, 2005, holding companies that for a given fiscal year derive more than 5% of their dividend income from participations in non-resident companies that are not subject to an income tax comparable to the corporate income tax applied in the Grand Duchy of Luxembourg, will be excluded from the foregoing tax regime and will be subject to ordinary taxation in Luxembourg. This law, however, contains a grandfathering clause pursuant to which companies benefiting from the 1929 holding company status prior to July 1, 2005 will only be subject to this provision as of January 1, 2011. The Company benefits from the grandfathering provision. On February 8, 2006, the European Commission launched a formal investigation into Luxembourg’s 1929 legislation exempting holdings and financial companies from corporate taxation. The new EU investigation seeks to determine whether the 1929 regime is contrary to the EC Treaty “state aid” rules. The EU investigation is directed against the Luxembourg government, not against the relevant holding companies. If an investigation finds the tax exemptions are a form of “state aid” in violation of EU law, the EU can demand that Luxembourg change the applicable tax rules, and any such change could in turn result in a higher tax burden on us in the future.

United States federal income taxation

This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of owning ADSs. It applies to you only if you hold your ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a bank,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a person who invests through a pass-through entity, including a partnership,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the Company’s voting stock or its ADSs,

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner holding the ADSs is urged to consult his, her or its own tax advisor.

You are a U.S. holder if you are a beneficial owner of ADSs and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Taxation of dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend the Company pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends the Company pays with respect to the ADSs generally will be qualified dividends.

You must include any Luxembourg tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain.

Subject to certain limitations, any Luxembourg tax withheld and paid over to Luxembourg will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Luxembourg law or under any applicable treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of capital gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC rules

Based on the Company’s expected income and assets, it is highly unlikely that the ADSs will be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If the Company were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the ADSs, gain realized on the sale or other disposition of your ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your ADSs will be treated as stock in a PFIC if the Company were a PFIC at any time during your holding period in your ADSs. Dividends that you receive from the Company will not be eligible for the special tax rates applicable to qualified dividend income if the Company is treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by the Company at the SEC’s public reference room at 100 Fifth Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.

We are subject to the reporting requirements of the Exchange Act of 1934, as applied to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We prepare quarterly and annual reports containing combined consolidated financial statements in accordance with IFRS. Our annual combined consolidated financial statements are certified by an independent accounting firm. We submit quarterly financial information to the SEC on Form 6-K simultaneously with or promptly following the publication of that information in Luxembourg or any other jurisdiction in which our securities are listed, and will file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from the close of the fiscal year on December 31. These quarterly and annual reports may be reviewed at the SEC’s Public Reference Room. Reports and other information filed electronically with the SEC are also available at the SEC’s website.

As a foreign private issuer under the Securities Act, we are not subject to the proxy rules of Section 14 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the insider short-swing profit reporting requirements of Section 16 of the Exchange Act.

We have appointed The Bank of New York to act as depositary for our ADSs. During the time the deposit agreement remains in force, we will furnish the depositary with:

•	our annual reports; and

•	summaries of all notices of general meetings of shareholders and other reports and communications that are made generally available to our shareholders.

The depositary will, as provided in the deposit agreement, if we so request, arrange for the mailing of summaries in English of the reports and communications to all record holders of our ADSs. Any record holder of ADSs may read the reports, notices, or summaries thereof, and communications at the depositary’s office located at 101 Barclay Street, New York, New York 10286.

Whenever a reference is made in this annual report to a contract or other document, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of this annual report for a copy of the contract or other document. You may review a copy of the annual report at the SEC’s public reference room in Washington, D.C.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

The multinational nature of our operations and customer base expose us to the risk of changes in interest rates, foreign currency exchange rates and, to a limited extent, commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate market risk. Otherwise, we do not use derivative financial instruments for trading, other speculative purposes or other exposures. In addition, in the ordinary course of business Ternium also faces risks with respect to financial instruments that are either non-financial or non-quantifiable. Such risks principally include country risk and credit risk and are not presented in the following analysis.

The following tables provide a breakdown of Ternium’s debt instruments at December 31, 2005 and 2004, which included fixed and variable interest rate obligations detailed by currency and maturity date:

At December 31, 2005 In thousands of U.S. Dollars	Expected maturity date, as of December 31,
	2006	2007	2008	2009	2010	Thereafter	Total
Non-current Debt
Fixed Rate	—	83,594	21,947	1,811	1,811	35,495	144,658
Floating Rate	—	463,349	713,693	265,844	208,651	603,683	2,255,220

Current Debt
Fixed Rate	121,829	—	—	—	—	—	121,829
Floating Rate	394,570	—	—	—	—	—	394,570

Total (1) (2)	516,399	546,943	735,640	267,655	210,462	639,178	2,916,277

At December 31, 2004 In thousands of U.S. Dollars	Expected maturity date, as of December 31,
	2005	2006	2007	2008	2009	Thereafter	Total
Non-Current Debt
Fixed Rate	—	—	—	—	—	—	—
Floating Rate	—	783	225	—	—	—	1,008

Current Debt
Fixed Rate	102,583	—	—	—	—	—	102,583
Floating Rate	19,415	—	—	—	—	—	19,415

Total(1) (2)	121,998	783	225	—	—	—	123,006

(1)	Borrowings are primarily bank borrowings with third parties. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities”
(2)	As most borrowings are subject to floating rates that approximate market rates, with contractual repricing that occurs every three to six months, the fair value of each borrowing approximates its carrying amount and is not disclosed separately.

Our nominal weighted average interest rate for our debt instruments was 6.08% and 2.25% for 2005 and 2004, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2005 and 2004, respectively.

Total Debt by Currency

In thousands of U.S. Dollars	2005	2004
USD	2,809,836	120,674
MXN	64,822	—
VEB	41,160	—
EUR	404	2,332
ARS	55	—

Total	2,916,277	123,006

Interest Rate Risk

Interest rate movements create a degree of risk by affecting the amount of Ternium’s interest payments and the value of Ternium’s fixed rate debt. Most of Ternium’s long-term borrowings are at variable rates, while its debt with related parties is at fixed rates. Ternium’s total variable interest rate debt amounted to USD2,649.8 million (91% of total borrowings) for the year ended December 31, 2005 and USD20.4 million (16.6% of total borrowings) for the year ended December 31, 2004.

Variable rate debts expose Ternium to the risk of increased interest expense in the event of increases in interest rates. From time to time, Ternium enters into interest rate swap agreements to manage its exposure to interest rate changes.

Interest Rate Swaps

On September 1, 2005, III BVI entered into a USD250 million interest rate swap agreement with Citibank N.A., New York to manage the impact of the floating interest rate changes on the Ternium Credit Facility by setting the interest rate to 4.235% per annum. This interest rate swap is due on August 22, 2010 and provides for semi-annual payments on February 22 and August 22 of each year, commencing on August 22, 2006 through and including the termination date. As of December 31, 2004 Ternium did not have any variable interest rate swap arrangements. The notional amount and schedule of payments provided by this agreement are as follows:

In addition, on September 1, 2005, Siderar entered into two interest rate swap agreements with JP Morgan Chase Bank N.A. and Deutsche Bank AG with a notional amount of USD100 million each to manage its exposure to changes in market rates associated with the Siderar Credit Facility by setting the interest rate to 4.18% and 4.20% per annum, respectively. These interest rate swaps are due on August 22, 2008 and provide for semi-annual payments on February 22 and August 22 of each year, commencing on August 22, 2006 through and including the termination date.

The notional amount and schedule of payments provided by these agreements are as follows:

At December 31, 2005	Total	Fair Value
	(In thousands of U.S. Dollars)
Interest Rate Swaps
Variable to Fixed
Contract amount (USD)	450,000	5,316
Average fixed pay rate	4.22%
Floating received rate	US-LIBOR 6M

Foreign Exchange Exposure Risk

A portion of Ternium’s business is carried out in currencies other than the U.S. dollar, Ternium’s reporting currency. As a result of this foreign currency exposure, exchange rate fluctuations impact Ternium’s results as reported in its income statement in the form of both translation risk and transaction risk. Translation risk is the risk that Ternium’s combined consolidated financial statements for a particular period or as of a certain date may be affected by changes in the prevailing rates of the various functional currencies of the reporting subsidiaries against the U.S. dollar. Transaction risk is the risk that the value of transactions executed in currencies other than the subsidiary’s functional currency may vary according to currency fluctuations.

Ternium aims to manage the economic effect of currency appreciation or depreciation. However, the fact that a number of its subsidiaries have functional currencies other than the U.S. dollar can sometimes distort the result of these efforts as reported under IFRS.

Foreign Currency Derivative Contracts

From time to time, certain of Ternium’s subsidiaries use forward contracts in order to hedge their exposure to fluctuations in the prices of other hard currencies (including the euro and the pound sterling) against the U.S. dollar.

As of December 31, 2005 and 2004, Ternium’s subsidiaries were party to foreign currency forward agreements as detailed in the table below:

At December 31, 2005 In thousands of U.S. Dollars	2006	Thereafter	Total	Fair Value
Forwards
USD/Euro (Euro forward sales)
Notional amount	EUR1,400	—	EUR1,400	USD86
Average contractual exchange rate	1.2484 USD/EUR	—	1.2484 USD/EUR

At December 31, 2004 In thousands of U.S. Dollars	2005	Thereafter	Total	Fair Value
Forwards
USD/Euro (Euro forward sales)
Notional amount	EUR65,000	—	EUR65,000	USD	(5,622)
Average contractual exchange rate	1.2700 USD/EUR	—	1.2700USD/EUR

USD/GBP (Pound Sterling forward sales)
Notional amount	GBP2,500	—	GBP2,500	USD	(334)
Average contractual exchange rate	1.7750 USD/GBP	—	1.7750 USD/GBP

Commodity Price Sensitivity

We are exposed to risk resulting from fluctuations in the prices of commodities and raw materials. In general, management does not hedge this risk; however, from time to time, commodity derivative instruments have been used to hedge certain fluctuations in the market prices of certain raw material such as zinc and tin.

Natural Gas

As discussed in Raw Materials, Siderar and Sidor have entered into long term agreements contracts for the supply of natural gas. On the other hand, Hylsamex purchases all of its natural gas from Pemex, the Mexican state-owned oil and gas company that is Mexico’s sole supplier of natural gas. Natural gas is affected by commodity pricing and is, therefore, subject to price volatility caused by weather, production problems and other factors that are outside Hylsamex’s control and which are generally unpredictable. Hylsamex constantly monitors the natural gas markets to manage this exposure.

During 2005 and the first half of 2006, Hylsamex entered into several derivatives contracts with the purpose of limiting the high volatility of natural gas prices. These contracts included options and forwards structures such as swaps, swaptions, calls and puts with different counterparties such as JPMorgan, Pemex, Citibank NA and Deutsche Bank.

On September 12, 2005, the Mexican Government issued a decree that modified the mechanism that sets the natural gas price in the Mexican market. This mechanism consisted of a fixed price of MXN83.2/MMBtu for September 2005 and a fixed price of MXN78.02/MMBtu plus 21% of the difference between the south Texas price reference and MXN78.02/MMBtu for the following months, with a minimum price of MXN78.02/MMBtu. This decree was the response of the Mexican government to the spike in natural gas prices in the United States resulting from Hurricane Katrina, which affected Mexican natural gas market prices as well. The price fixing mechanism remained in place until January 2006 when the daily natural gas production in the Gulf of Mexico reached a level of 8.0 Bcfs for at least thirty days, which was the condition established by the Mexican government to end the decree.

Ternium does not anticipate any near-term changes in management’s strategy regarding the monitoring and managing of these risk exposures.

Hylsamex’s current efforts to hedge against commodity price risk is discussed further under “—Results of operations—Year ended December 31, 2005 compared to year ended December 31, 2004—Cost of sales”.

Other Commodities and raw materials

In the past, management has used commodity derivative instruments to cover fluctuations in the market prices of certain raw materials used in the production processes, such as zinc and tin. While these markets are monitored periodically, during 2005 and first half of 2006, Ternium has not hedged any commodities positions other that those of gas.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

As of December 31, 2005, we were not a reporting company under the Securities Exchange Act of 1934 (the “Exchange Act”) and were not subject to the requirements of the Sarbanes-Oxley Act of 2002. In light of these facts, our Chief Executive Officer and Chief Financial Officer have each concluded that, as of December 31, 2005, they are unable to determine whether our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Exchange Act) are effective under all circumstances. However, in connection with the preparation of this report, as of June 21, 2006, we have instituted disclosure controls and procedures to ensure that information required to be disclosed by us in the reports we file or submit under the Exchage Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. We note, however, that even effective disclosure controls and procedures can only provide reasonable assurance of achieving their objectives. Moreover, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures within our Company to disclose all material information otherwise required to be set forth in our periodic reports.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Gerardo Sepúlveda, independent member of the audit committee, meets the attributes defined in Item 16A of Form 20-F for “audit committee financial experts”.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies specifically to our principal executive officers, and principal financial and accounting officer and controller, as well as persons performing similar functions.

The text of our code of ethics for senior financial officers is posted on our web site at: www.ternium.com/en/Investors/corporategovernance.asp.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2005 PricewaterhouseCoopers served as the principal external auditor for the Company. Fees payable to PricewaterhouseCoopers in 2005 are detailed below:

In thousands of U.S. dollars	For the year ended December 31, 2005
Audit Fees	1,524
Audit-Related Fees	1,730
Tax Fees	421
All Other Fees	162

Total	3,837

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the combined consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in their annual reports that are filed with their respective regulators.

Tax Fees

Tax fees were paid for tax compliance, tax advice and tax planning professional services.

All Other Fees

Fees disclosed in the table above under “All Other Fees” consisted primarily of fees paid for outsourcing and consulting activities provided to Sidor related to the development of a new information technology system. It also included fees paid for consulting services provided to Siderar in connection with its human resources capacitation plan.

Audit Committee’s Pre-approval Policies and Procedures

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s independent auditors. The audit committee has adopted a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors in its charter.

Under the policy, the audit committee makes its recommendations to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves the related fees. Any changes to the approved fees must be reviewed and approved by the audit committee. In addition, the audit committee delegated to its Chairman the authority to consider and approve, on behalf of the Audit Committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

During 2005, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of any class of registered equity securities of the Company by the Company or any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934) during 2005, other than those described below.

On June 29, 2005, the Company issued 959,482,775 new shares to Inversora Siderurgica Limited in exchange for the contribution of all the assets and liabilities of ISL as of that date, which consisted of:

•	41,470 shares of the Registrant;

•	49,500 shares of I.I.I.-Industrial Investments Inc., a company organized and existing under the laws of the British Virgin Islands, representing 99% of the issued and outstanding share capital of I.I.I.-Industrial Investments Inc., which as of that date was the holder of (a) 176,351,392 common shares of stock of Siderar, representing 50.7532% of the issued and outstanding share capital of Siderar; (b) 40 shares of Inversiones Siderúrgicas S.A., representing 100% of the issued and outstanding share capital of Inversiones Siderurgicas S.A., which as of that date was the holder of (i) 148,743,502 Class “A” shares of Amazonia, representing 25% of the issued and outstanding share capital of Amazonia; and (ii) a quota of €1,713.50 nominal value in Ylopa, representing 34.27% of the issued and outstanding capital of Ylopa; (c) 5,716 shares of Techintrade Uruguay S.A., representing 100% of the issued and outstanding share capital of Techintrade Uruguay S.A.; and (d) 1 share of Fasnet, representing 1% of the issued and outstanding share capital of Fasnet;

•	99 shares of Fasnet, representing 99% of the issued and outstanding share capital of Fasnet, which as of that date was the holder of 500 shares of I.I.I.-Industrial Investments Inc., representing 1% of the issued and outstanding share capital of I.I.I.-Industrial Investments Inc.;

•	USD16,977 in cash; and

•	a debt owing to San Faustin amounting to USD1,337.

On September 15, 2005, the Company issued 959,482,775 new shares to ISL in exchange for the contribution of all of its assets and liabilities as of that date, which consisted of:

•	750,021,919 shares with a par value of USD1.00 each of the Registrant;

•	125,976,093 Class “A” shares of Amazonia, representing approximately 21.17% of the issued and outstanding share capital of Amazonia;

•	a quota of €1,220.00 nominal value in Ylopa, representing approximately 24.40% of the issued and outstanding capital of Ylopa;

•	USD2,038.45 in cash;

•	a debt owing to Amazonia amounting to USD28,771,366.24;

•	a debt owing to Ylopa amounting to USD10,835,435.60; and

•	a debt owing to Ternium International U.S.A. Corporation amounting to USD5,000.00.

On October 27, 2005, the Company issued 227,608,254 new shares to Usiminas Europa A/S in exchange for the contribution of all the assets and liabilities of Usiminas Europa A/S as of that date, which consisted of:

•	98,652,866 Class “D” shares of Amazonia representing approximately 16.6% of the issued and outstanding share capital of Amazonia;

•	18,489,620 ordinary shares of Siderar S.A.I.C., representing approximately 5.3% of the issued and outstanding share capital of Siderar S.A.I.C.;

•	a quota of € 955.50 nominal value in Ylopa, representing approximately 19.1% of the issued and outstanding capital of Ylopa;

•	Danish kronas four hundred and ninety six thousand five hundred and thirty two with sixty cents (DKK496,532.60) in cash;

•	a debt owing to Amazonia amounting to USD22,531,081.84; and

•	a debt owing to Ylopa amounting to USD8,486,277.64.

On February 6, 2006 ISL delivered for and on behalf of the Company, pursuant to the terms of the Corporate Reorganization Agreement, 224,586,451 Company shares to I.I.I. CI and 20,252,338 Company shares to Tenaris in satisfaction of the Company’s obligation to deliver shares of the Company to those Subordinated Lenders pursuant to the terms of the respective Subordinated Convertible Loan Agreements.

On February 9, 2006, the Company issued 959,482,775 new shares to Inversora Siderurgica Limited in exchange for the contribution of all the assets and liabilities of Inversora Siderurgica Limited as of that date, in compliance with the obligations assumed by the Company under the Corporate Reorganization Agreement. The assets and liabilities of Inversora Siderurgica Limited that were contributed to the Company consisted of:

•	374,272,579 shares of the Company;

•	20,328,784 Class “C” shares of Amazonia, representing approximately 3.4% of the issued and outstanding share capital of Amazonia;

•	a note issued by the Company evidencing the Company’s obligation to Inversora Siderurgica Limited for a value equal to USD 605,924,522;

•	a note issued by the Company evidencing the Company’s obligation to Inversora Siderurgica Limited for a value equal to USD 496,894,400; and

•	USD 3,084,331.23 in cash.

In the future, we may, with the approval of our shareholders, initiate a stock repurchase or similar program or engage in other transactions pursuant to which we would repurchase, directly or indirectly, the Company’s ordinary shares, ADSs or both. In addition, we or our subsidiaries may enter into transactions involving purchases of derivatives or other instruments with returns linked to the Company’s ordinary shares, ADSs or both. The timing and amount of repurchase transactions under any such program, or purchases of derivatives or other instruments, would depend on market conditions as well as other corporate and regulatory considerations.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See pages F-1 through F-55 of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of March 17, 2006

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York*

4.1	Participation Agreement (“Contrato de Cuentas en Participacion”), dated June 20, 2003, between Sidor, C.A. and Ylopa Servicos de Consultadoria, Lda., as amended and supplemented as of October 15, 2003 and November 18, 2004**

4.2	Participation Agreement (“Contrato de Cuentas en Participacion”), dated June 20, 2003, between Sidor, C.A. and Corporacion Venezolana de Guayana, as amended and supplemented as of October 15, 2003 and November 18, 2004**

4.3	Form of Corporate Reorganization Agreement, between Ternium S.A. and Inversora Siderurgica Limited***

4.4	Shareholders’ Agreement, dated July 20, 2005, between I.I.I.—Industrial Investments Inc. and Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS**

4.5	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***

4.6	Contribution and Subscription Agreement, dated as of September 15, 2005, among Usinas Siderurgicas de Minas Gerais S.A.—USIMINAS, SLP 11.785 A/S (to be renamed “Usiminas Europa A/S”) and Ternium S.A. **

4.7	Convertible and Subordinated Loan Agreement, dated as of July 28, 2005, among I.I.I.—Industrial Investments Inc., I.I.I. Industrial Investments Inc. and Ternium S.A. (formerly “Zoompart Holding S.A.”) **

4.8	Convertible and Subordinated Loan Agreement, dated as of July 28, 2005, among I.I.I.—Industrial Investments Inc., Tenaris S.A. and Ternium S.A. (formerly “Zoompart Holding S.A.”) **

4.9	Second Convertible and Subordinated Loan Agreement, dated as of August 16, 2005, among I.I.I.—Industrial Investments Inc., Tenaris S.A. and Ternium S.A. (formerly “Zoompart Holding S.A.”) **

4.10	Convertible and Subordinated Loan Agreement, dated as of August 4, 2005, among I.I.I.—Industrial Investments Inc., Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS and Ternium S.A. (formerly “Zoompart Holding S.A.”) **

4.11	Second Convertible and Subordinated Loan Agreement, dated as of August 18, 2005, among I.I.I.—Industrial Investments Inc., Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS and Ternium S.A. (formerly “Zoompart Holding S.A.”) **

4.12	Convertible and Subordinated Loan Agreement, dated as of August 16, 2005, among I.I.I.—Industrial Investments Inc., Techintrade Corp. and Ternium S.A. (formerly “Zoompart Holding S.A.”)**

4.13	Second Amended and Restated Credit Agreement, dated August 16, 2005, among I.I.I.—Industrial Investments Inc., Citibank N.A., as administrative and collateral agent and the banks and financial institutions named therein, as amended as of September 21, 2005**

4.14	Ternium Accession Agreement, dated as of September 22, 2005, between I.I.I.—Industrial Investments Inc. and Ternium S.A.**

8.1	List of Subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).
**	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 11, 2006 (File No. 333-130950).
***	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

TERNIUM S.A.

COMBINED CONSOLIDATED

FINANCIAL STATEMENTS

As of December 31, 2005 and 2004 and

for the years ended December 31, 2005, 2004 and 2003

46a, Avenue John F. Kennedy, 2nd floor

L – 1855

R.C.S. Luxembourg : B 98 668

TERNIUM S.A.

Index to financial statements

Combined Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Ternium S.A.:

In our opinion, the accompanying combined consolidated balance sheets and the related combined consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2005, 2004 and 2003 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the combined consolidated financial statements.

Buenos Aires, Argentina

February 28, 2006

(except for Note 36, as to

which the date is April 4, 2006)

PRICE WATERHOUSE & CO. S.R.L.

by		(Partner)
Marcelo D. Pfaff

TERNIUM S.A.

Combined consolidated financial statements

as of December 31, 2005 and 2004 and

for the years ended December 31, 2005, 2004 and 2003

(All amounts in USD thousands)

COMBINED CONSOLIDATED INCOME STATEMENTS

	Year ended December 31,
	Notes	2005	2004	2003
Net sales	31	4,447,680	1,598,925	1,056,566
Cost of sales	6 & 31	(2,470,844)	(965,004)	(671,720)

Gross profit		1,976,836	633,921	384,846

General and administrative expenses	7	(269,231)	(58,428)	(51,557)
Selling expenses	8	(251,962)	(60,524)	(62,786)
Other operating expenses, net	10	(63,482)	(798)	(5,721)

Operating income		1,392,161	514,171	264,782

Financial (expenses) income, net	11 & 31	(310,736)	202,289	75,606
Excess of fair value of net assets acquired over cost	3	188,356	—	—
Equity in earnings of associated companies	12	21,524	209,201	110,250

Income before income tax expense		1,291,305	925,661	450,638
Income tax expense	13	(218,492)	(177,486)	(94,087)

Net income for the year		1,072,813	748,175	356,551

Attributable to:

Equity holders of the Company	30	704,406	457,339	218,215
Minority interest		368,407	290,836	138,336

		1,072,813	748,175	356,551

Weighted average number of shares outstanding	30	1,209,476,609	1,168,943,632	1,168,943,632
Basic earnings per share for profit attributable to the equity holders of the Company, during the year (expressed in USD per share)		0.58	0.39	0.19
Diluted earnings per share for profit attributable to the equity holders of the Company, during the year (expressed in USD per share)		0.54	0.39	0.19

The accompanying notes are an integral part of these combined consolidated financial statements.

TERNIUM S.A.

Combined consolidated financial statements

as of December 31, 2005 and 2004 and

for the years ended December 31, 2005, 2004 and 2003

(All amounts in USD thousands)

COMBINED CONSOLIDATED BALANCE SHEETS

	Notes	December 31, 2005		December 31, 2004
ASSETS
Non-current assets

Property, plant and equipment, net	14	5,463,871		1,244,691
Intangible assets, net	15	552,882		10,049
Investments in associated companies, net	16	9,122		309,318
Other investments, net	17 & 31	12,607		148,569
Deferred tax assets	25	29,126		—
Other Assets		952		—
Receivables, net	18 & 31	47,863	6,116,423	15,783	1,728,410

Current assets

Receivables	19 & 31	291,302		208,699
Other Assets		3,160		—
Derivative financial instruments	27	5,402		—
Inventories, net	20	1,000,119		254,286
Trade receivables, net	21 & 31	472,760		171,605
Other investments	22 & 31	5,185		88,755
Cash and cash equivalents	22 & 31	765,630	2,543,558	194,875	918,220

Total assets			8,659,981		2,646,630

EQUITY
Capital and reserves attributable to the company’s equity holders			1,842,454		1,026,725

Minority interest			1,733,465		745,126

Total equity			3,575,919		1,771,851

LIABILITIES
Non-current liabilities
Provisions	23	53,479		11,925
Deferred income tax	25	1,048,188		337,473
Other liabilities	26	187,917		9,104
Trade payables		1,167		—
Borrowings	28	2,399,878	3,690,629	1,008	359,510

Current liabilities

Provisions	24	659		960
Current tax liabilities		126,972		158,124
Other liabilities	26 & 31	194,073		33,288
Trade payables	31	555,330		194,943
Derivative financial instruments	27	—		5,956
Borrowings	28	516,399	1,393,433	121,998	515,269

Total liabilities			5,084,062		874,779

Total equity and liabilities			8,659,981		2,646,630

The accompanying notes are an integral part of these combined consolidated financial statements.

TERNIUM S.A.

Combined consolidated financial statements

as of December 31, 2005 and 2004 and

for the years ended December 31, 2005, 2004 and 2003

(All amounts in USD thousands)

COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the company’s equity holders (1)	Minority Interest	Total Equity
Year ended December 31, 2003
Balance at January 1, 2003	407,144	367,355	774,499

Currency translation adjustment	49,892	52,113	102,005
Net income	218,215	138,336	356,551

Total recognized income for the year	268,107	190,449	458,556

Contributions	35,539	2,243	37,782
Dividends paid in cash	(8,969)	(9,783)	(18,752)

Balance at December 31, 2003	701,821	550,264	1,252,085

Year ended December 31, 2004

Balance at January 1, 2004	701,821	550,264	1,252,085

Currency translation adjustment	(51,549)	(25,697)	(77,246)
Net income	457,339	290,836	748,175

Total recognized income for the year	405,790	265,139	670,929

Dividends paid in cash and other distributions	(80,886)	(70,277)	(151,163)

Balance at December 31, 2004	1,026,725	745,126	1,771,851

Year ended December 31, 2005

Balance at January 1, 2005	1,026,725	745,126	1,771,851

Currency translation adjustment	(66,001)	(54,245)	(120,246)
Net income	704,406	368,407	1,072,813

Total recognized income for the year	638,405	314,162	952,567

Contributions	54,758	—	54,758
Dividends paid in cash and other distributions	(238,652)	(130,571)	(369,223)
Acquisition of business	—	864,415	864,415
Usiminas exchange (see Note 1 (b))	303,791	(303,791)	—
Initial public offering expenses (see Note 4 (j))	(5,456)	—	(5,456)
Revaluation and other reserves	62,883	244,124	307,007

Balance at December 31, 2005	1,842,454	1,733,465	3,575,919

(1)	Shareholders equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 29 (vi).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg GAAP exist. Therefore, retained earnings included in the consolidated combined financial statements may not be wholly distributable. See Note 29 (vi).

The accompanying notes are an integral part of these combined consolidated financial statements.

TERNIUM S.A.

Combined consolidated financial statements

as of December 31, 2005 and 2004 and

for the years ended December 31, 2005, 2004 and 2003

(All amounts in USD thousands)

COMBINED CONSOLIDATED CASH FLOW STATEMENTS

	Notes	Year ended December 31,
		2005	2004	2003
Cash flows from operating activities
Net income for the year		1,072,813	748,175	356,551
Adjustments for:
Depreciation and amortization	14&15	316,405	99,192	85,479
Income tax accruals less payments	32	(44,008)	120,210	94,087
Excess of fair value of net assets acquired over cost	3	(188,356)	—	—
Equity in earnings of associated companies	12	(21,524)	(209,201)	(110,250)
Derecognition of property, plant and equipment	10 (iii)	54,348	—	—
Interest accruals less payments	32	21,352	9,083	5,428
Changes in provisions	23&24	19,046	(798)	3,594
Changes in working capital	32	54,420	(204,670)	(55,662)
Currency translation adjustment and others		(22,041)	(44,426)	(32,909)

Net cash provided by operating activities		1,262,455	517,565	346,318

Cash flows from investing activities
Capital expenditures	14&15	(244,939)	(92,563)	(34,328)
Amazonia convertible debt instrument		—	—	(127,576)
Changes in trust funds		83,570	—	—
Acquisition of business-Hylsamex		(2,196,678)	—	—
Proceeds form sale of investment in associated company		—	—	304
Proceeds from the sale of property, plant and equipment		6,063	862	3,804

Net cash used in investing activities		(2,351,984)	(91,701)	(157,796)

Cash flows from financing activities
Dividends paid in cash and other distributions to company’s shareholders		(238,652)	(80,886)	(8,969)
Dividends paid in cash and other distributions to minority shareholders		(130,571)	(70,277)	(9,783)
Contributions of minority shareholders in subsidiary companies		—	—	38,553
Contributions		54,758	—	37,782
Proceeds from borrowings		2,135,430	52,309	95,448
Repayments of borrowings		(657,597)	(261,033)	(324,992)

Net cash provided by (used in) financing activities		1,163,368	(359,887)	(171,961)

Increase in cash and cash equivalents.		73,839	65,977	16,561

Movement in cash and cash equivalents
At January 1,		194,875	129,020	111,198
Acquisition of business-Amazonia	3	305,342	—	—
Acquisition of business-Hylsamex	3	215,411	—	—
Effect of exchange rate changes		(34,487)	(122)	1,261
Increase in cash and cash equivalents		73,839	65,977	16,561

Cash and cash equivalents at December 31,		754,980	194,875	129,020

The accompanying notes are an integral part of these combined consolidated financial statements.

TERNIUM S.A.

Combined consolidated financial statements

as of December 31, 2005 and 2004 and

for the years ended December 31, 2005, 2004 and 2003

(All amounts in USD thousands)

INDEX TO THE NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1	Business of the Company and corporate reorganization
2	Basis of presentation
3	Acquisition of business
4	Accounting policies
5	Segment information
6	Cost of sales
7	General and administrative expenses
8	Selling expenses
9	Labor costs (included in cost of sales, selling expenses and administrative expenses)
10	Other operating expenses, net
11	Financial (expenses) income, net
12	Equity in earnings of associated companies
13	Tax charge
14	Property, plant and equipment, net
15	Intangible assets, net
16	Investments in associated companies, net
17	Other investments, net – non current
18	Receivables, net - non current
19	Receivables - current
20	Inventories, net
21	Trade receivables, net
22	Cash and cash equivalents and other investments
23	Provisions - non current
24	Provisions - current
25	Deferred income tax
26	Other liabilities
27	Derivative financial instruments
28	Borrowings
29	Contingencies, commitments and restrictions on the distribution of profits
30	Earnings per share
31	Related party transactions
32	Cash flow disclosures
33	Recently issued accounting pronouncements
34	Financial risk management
35	Post balance sheet events
36	Reconciliation of net income and shareholders’ equity to US GAAP

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

1 Business of the Company and corporate reorganization

(a) Business of the Company

Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders’ meeting held on August 18, 2005, changed the corporate name to Ternium S.A.

Near the end of 2004, Ternium’s ultimate parent company San Faustín N.V. (“San Faustín”), a Netherlands Antilles company, decided to restructure its investments in the flat and long steel manufacturing and distribution business. In connection with the restructuring, San Faustín acquired Ternium in December 2004. Until that date, Ternium was a dormant company.

In January 2006, the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”) and announced the commencement of its offer to sale 24,844,720 American Depositary Shares (“ADS”) representing 248,447,200 shares of common stock through Citigroup Global Markets Inc., Deutsche Bank Securities Inc., JP Morgan Securities Inc., Morgan Stanley & Co. Incorporated, BNP Paribas Securities Corp., Caylon Securities (USA) Inc. and Bayerische Hypo-und Vereinsbank AG (collectively, the “Underwriters” and the offering thereunder, the “Initial Public Offering”). Also, the Company has granted to the Underwriters an option, exercisable for 30 days from January 31, 2006, to purchase up to 3,726,708 additional ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS. Such option has been exercised on February 23, 2006 for 22,981,360 shares. 2,004,743,442 shares (including shares in the form of ADSs) will be outstanding upon completion of the Initial Public Offering, the conversion of the Subordinated Convertible Loans mentioned in Note 3, exercise of the option granted to the underwriters and consummation of the transactions contemplated in the Corporate Reorganization Agreement described in Note 1 (b).

The proceeds of the Initial Public Offering totaled USD 496.9 million and have been used to repay Tranche A of the Ternium Credit Facility (as defined below) after deducting related expenses. See Note 35.

(b) Corporate reorganization

On May 6, 2005 San Faustín assigned and contributed to Inversora Siderurgica Limited (“ISL”), a wholly-owned subsidiary, a 100% interest in I.I.I.-Industrial Investments Inc. (“III BVI”), a subsidiary of San Faustín organized under the laws of the British Virgin Islands through which it held its investments in the flat and long steel manufacturing and distribution business and a 100% interest in Fasnet International S.A. (“Fasnet”).

The investments then held by III BVI consisted principally of the following:

•	a 50.75% interest in Siderar S.A.I.C. (“Siderar”) (which in turn owns a 11.11% equity interest in Ylopa - Servicos de Consultadoria Lda. (“Ylopa”) and a 14.40% interest in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”));

•	a 25.00% interest in Amazonia;

•	a 34.27% interest in Ylopa; and

•	a 100% interest in the Techintrade Network.

On May 6, 2005, ISL acquired a 96.77% interest in Ternium, which it afterwards increased to an interest of almost 100% of its issued and outstanding capital. On June 29, 2005, ISL assigned and contributed to Ternium all of its assets and liabilities, including, but not limited to, a 100% interest in III BVI and a 100% interest in Fasnet, in exchange for 959,482,775 shares of Ternium.

Also, on September 9, 2005 Tenaris S.A. (“Tenaris”) agreed to exchange with ISL its 21.17% interest (14.49% direct ownership at December 31, 2004) in Amazonia, and its 24.40% interest in Ylopa for 209,460,856 shares of the Company.

On September 15, 2005, ISL made a second contribution of all of its assets and liabilities including 750,021,919 shares of the Company, 21.17% in Amazonia, a “Cuota” representing 24.40% of Ylopa and other items, in exchange for 959,482,775 new shares of the Company. Upon consummation of this second contribution, the 750,021,919 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 1,168,943,632 represented by 1,168,943,632 shares of 1 USD nominal value each.

On September 22, 2005, the Company assumed all of I.I.I. BVI’s rights and obligations under the Ternium Credit Facility, dated as of August 16, 2005, for an aggregate principal amount of USD1.0 billion entered into among I.I.I. BVI and the lenders named therein; and several Subordinated Convertible Loan Agreements, each among I.I.I. BVI, as borrower, the subordinated lender party thereto, as lender, and the Company.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

1 Business of the Company and corporate reorganization (continued)

(b) Corporate reorganization (continued)

On October 27, 2005, I.I.I. BVI transferred to the Company all of its shares of Siderar, Amazonia, Inversiones Siderúrgicas, Techintrade, Hylsa Latin and Ylopa in consideration of the assumption by Ternium of I.I.I. BVI’s obligations under the Ternium Credit Facility and the Subordinated Convertible Loan Agreements.

In October 2005, Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) exchanged its 5.32% equity interest in Siderar, its 16.58% equity interest in Amazonia and its 19.11% equity interest in Ylopa and other items (the “Usiminas Exchange”) for 227,608,254 new shares of the Company. Upon the consummation of this exchange the capital was increased to USD 1,396,552, represented by 1,396,551,887 shares of 1 USD nominal value each.

Furthermore, in November 2005, Siderúrgica del Turbio S.A. (“Sidetur”), a subsidiary of Siderúrgica Venezolana S.A. (“Sivensa”), exchanged with ISL its 3.42% equity interest in Amazonia for shares of the Company. ISL has, under the terms of the Corporate Reorganization Agreement (as defined below), contributed such interest in Amazonia to the Company in exchange for shares of the Company after the settlement of the Initial Public Offering (the “Sivensa Exchange”).

ISL and the Company entered into a reorganization agreement (the “Corporate Reorganization Agreement”) pursuant to which ISL committed to deliver shares of the Company to the Underwriters and to the Subordinated Lenders (as defined below) in an amount sufficient to satisfy the Company’s obligation to deliver shares of the Company to the Underwriters (excluding any shares to be delivered in connection with the Underwriters’ over-allotment option) and to the Subordinated Lenders pursuant to the terms of the Initial Public Offering and the Subordinated Convertible Loan Agreements. As provided in the Corporate Reorganization Agreement, after ISL’s delivery of such shares, ISL will contribute all of its assets and liabilities (including the credit against the Company arising from such delivery of shares, its interest in Amazonia resulting from the Sivensa Exchange and any remaining shares of the Company) to the Company in exchange for that number of newly issued shares of the Company equal to the number of shares of the Company held by ISL prior to the Sivensa Exchange.

Because III BVI and Fasnet are under the common control of ISL, their consolidated financial statements have been retroactively combined with those of the Company and presented as one reporting entity (“Ternium”) in these combined consolidated financial statements. In addition, since Tenaris and the Company are under common control of San Faustín, the equity interests held by Tenaris in Amazonia and Ylopa that have been exchanged with ISL on September 9, 2005, have also been retroactively combined in these combined consolidated financial statements.

In addition, as mentioned in Note 3, on May 18, 2005, III BVI, Hylsamex S.A. de C.V. (“Hylsamex”) and Alfa S.A. de C.V. (“Alfa”) entered into an acquisition agreement (the “Hylsamex Acquisition Agreement”). Pursuant to the terms of the Hylsamex Acquisition Agreement, on August 22, 2005, the acquisition by III BVI of a controlling interest in Hylsamex and of Alfa’s minority interests in Amazonia, Ylopa and Hylsa Latin was consummated. Accordingly, Hylsamex’s results of operations have been consolidated in these financial statements as from that date.

Detailed below are the companies whose consolidated financial statements have been included in these combined consolidated financial statements.

Company	Country of incorporation	Main activity	Percentage of ownership at December 31,
			2005	2004
Ternium S.A.	Luxembourg	Holding of investments in flat and long steel manufacturing and distributing companies	100.00%	100.00%
Alvory S.A.	Uruguay	Rendering of procurement services	100.00%	—
III Industrial Investments Inc. (B.V.I.)	British Virgin Islands	Holding company	100.00%	100.00%
Inversiones Siderúrgicas S.A.	Panama	Holding company	100.00%	100.00%
Siderar S.A.I.C.	Argentina	Manufacturing of flat steel products	56.07%	50.75%
Techintrade Uruguay S.A.	Uruguay	Holding company and marketing of steel products	100.00%	100.00%
Ylopa - Servicos de Consultadoria Lda. (1)	Madeira - Free zone	Participation in the debt restructuring process of Amazonia and Sidor C.A.	95.12%	64.31%
Fasnet International S.A.	Panama	Holding company	100.00%	100.00%

(1)	Directly (54.62%) and indirectly through the participation of Prosid Investments S.C.A. (11.11%), and Inversiones Siderúrgicas (34.27%).

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

2 Basis of presentation

These combined consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s transition date for IFRS purposes was January 1, 2003 and thus, certain limited exceptions and exemptions provided by IFRS 1, “First-time Adoption of IFRS” have been used.

These combined consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (February 2006). The combined consolidated financial statements are presented in thousands of United States dollars (“USD”)

The assets and liabilities of III BVI and Fasnet (and their respective subsidiaries, Inversiones Siderurgicas S.A. (“IS”), Siderar, Techintrade and Ylopa) have been accounted for at the relevant predecessor’s cost, reflecting the carrying amount of such assets and liabilities contributed to the Company. Accordingly, the combined consolidated financial statements include the financial statements of the above-mentioned combined companies at historical book values on a carryover basis as though the contribution had taken place on January 1, 2003, and no adjustment has been made to reflect fair values at the time of the contribution.

Detailed below are the subsidiary companies whose consolidated financial statements have been combined in these combined consolidated financial statements.

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2005	2004
Comesi San Luis S.A.I.C. (1)	Argentina	Production of cold or hot rold prepainted, formed and skelped steel sheets	56.07%	50.24%
Inversiones Basilea S.A. (1)	Chile	Purchase and sale of real estate and other	56.07%	—
Prosid Investments S.C.A.(1)	Uruguay	Holding of investments in companies	56.07%	50.75%
Techintrade Italy S.R.L. (2)	Italy	Marketing of steel products	100.00%	100.00%
Socominter de Guatemala S.A. (2)	Guatemala	Marketing of steel products	100.00%	100.00%
Socominter de España S.A.U.(2)	Spain	Marketing of steel products	100.00%	100.00%
Socotrading S.A.(2)	Ecuador	Marketing of steel products	100.00%	100.00%
Techintrade Corporation (2)	USA	Marketing of steel products	100.00%	100.00%
Ternium Internationaal B.V. (formerly Techint Engineering Company B.V.)(2)	Netherlands	Marketing of steel products	100.00%	100.00%
Techintrade del Perú S.A.C. (2)	Peru	Marketing of steel products	100.00%	100.00%
Consorcio Siderurgia Amazonia Ltd.(3)	Cayman Islands	Holding of investments in Venezuelan steel companies	89.07%	—
Sidor C.A. (4)	Venezuela	Manufacturing and selling of steel products	53.20%	—
Hylsamex S.A. de C.V. (5)	Mexico	Holding Company	86.68%	—

(1)	Indirectly through Siderar S.A.I.C.
(2)	Indirectly through Tecnintrade Uruguay S.A.
(3)	Directly (45.24%) and indirectly through the participation of Prosid Investments S.C.A. (14.38%), Inversiones Siderúrgicas S.A. (25.00%), Hylsa Latin LLC (11.38%) and Hylsamex S.A de CV (0.59%). Total voting rights held 96.59%.
(4)	Indirectly through the participation of Amazonia (59.73%).
(5)	Indirectly through the participation of III (B.V.I.) (70.00%), and Siderar S.A.I.C. (29.75%).

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

2 Basis of presentation (continued)

Detailed below are the subsidiary companies whose consolidated financial statements have been consolidated in these combined consolidated financial statements, and the percentage of ownership held directly or indirectly trhough Hylsamex S.A. de C.V. in these companies at the end of each year indicated

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2005	2004
Hylsa S.A. de C.V. (1)	Mexico	Manufacturing and selling of steel products	86.68%	—
Express Anahuac S.A. de C.V. (1)	Mexico	Freight services	86.68%	—
Ferropak Comercial S.A. de C.V. (1)	Mexico	Scrap company	86.68%	—
Ferropak Servicios S.A. de C.V. (1)	Mexico	Services	86.68%	—
Galvacer America Corp (1)	USA	Distributing company	86.68%	—
Galvamet America Corp (1)	USA	Manufacturing and selling of insulates panel products	86.68%	—
Tansamerica E. & I. Corp (1)	USA	Scrap company	86.68%	—
Galvatubing Inc. (1)	USA	Manufacturing and selling of pipe products	86.68%	—
Las Encinas S.A. de C.V. (1)	Mexico	Exploration, explotation and pelletizing of iron ore	86.68%	—
Técnica Industrial S.A. de C.V. (1)	Mexico	Services	86.68%	—
Hylsa Latin LLC (2)	USA	Holding company	86.68%	—
Acerex S.A. de C.V. (3)	Mexico	Tooling services	43.34%	—
Acerex Servicios S.A. de C.V. (3)	Mexico	Services	43.34%	—
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (3)	Mexico	Exploration, explotation and palletizing of iron ore	43,34%	—
Peña Colorada Servicios S.A. de C.V. (3)	Mexico	Services	43.34%	—

(1)	Indirectly through the participation of Hylsamex. Total voting rights held: 100.00%.
(2)	Indirectly through the participation of Hylsamex (73.4%) and Ternium S.A. (26.6%). Total voting rights held: 100%.
(3)	Indirectly through the participation of Hylsamex. Total voting rights held: 50.00%.

Detailed below are the most relevant associated companies which are accounted for by the equity method of accounting in these combined consolidated financial statements.

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2005	2004
Consorcio Siderurgia Amazonia Ltd.(1)	Cayman Islands	Holding of investments in Venezuelan steel companies	—	31.03%
Matesi Materiales Siderúrgicos S.A.(2)	Venezuela	Manufacturing and marketing of briquettes	26.49%	—
Compañía Afianzadora de Empresas Siderúrgicas S.G.R. (3)	Argentina	Granting of guarantees to participating partners to facilitate or permit access to credits for the purchase of national raw material	21.81%	19.74%

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

2 Basis of presentation (continued)

(1)	Indirectly through the participation of Prosid Investments S.C.A. (21.14%), IS (5.81%) and Tamsider (14.49%). Total voting rights held: 41.44%. The Company acquired control over Amazonia on February 15, 2005 (see Note 3).

(2)	Indirectly through the participation of Sidor (49.8%).

(3)	Indirectly through the participation of Siderar (38.89%). Total voting rights held: 38.89%.

Eliminations of all material intercompany transactions and balances between the Company and the other combined companies and their respective subsidiaries have been made in consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

These combined consolidated financial statements have been approved for issue by the board of directors on February 28, 2006.

3 Acquisition of business

(a) Hylsamex

On May 18, 2005, III BVI, Hylsamex S.A. de C.V. and Alfa entered into the Hylsamex Acquisition Agreement. Pursuant to the terms of the Hylsamex Acquisition Agreement, on July 26, 2005, III BVI launched a cash tender offer in Mexico for the acquisition of all the outstanding shares of Hylsamex. On August 22, 2005, the acquisition by III BVI of a controlling interest in Hylsamex and of Alfa’s minority interests in Amazonia, Ylopa and Hylsa Latin was consummated. The Company acquired an indirect controlling interest in Hylsamex and its subsidiaries, and the indirect equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, in Amazonia and Ylopa. III BVI and Siderar acquired 70.0% and 29.3% of the shares of Hylsamex, respectively by a total amount of USD 2,095 million. III BVI also acquired an additional 10.5% direct and indirect interest in Amazonia and an additional 11.1% interest in Ylopa by USD 91.9 million. Subsequently, Siderar purchased additional shares of Hylsamex in the open market for a total amount of USD 9.7 million, thus reaching a 29.8% equity interest in that company.

Hylsamex’s main business is the production of flat and long steel products, with manufacturing plants located in the cities of Monterrey and Puebla, Mexico, and is a leader in the production of coated steel.

The acquired business contributed revenues of USD 723.8 million and net income of USD 25.4 million to the Company in the year ended December 31, 2005. The book value of net assets acquired totals USD1,492 million. The fair value of assets and liabilities arising from acquisition are as follows:

Fair value of assets and liabilities at the date of acquisition USD Thousand
Property, plant and equipment	2,129,325
Inventories	345,053
Cash and cash equivalents	215,411
Deferred tax liabilities	(449,537)
Pension benefits	(116,860)
Borrowings	(751,730)
Others assets and liabilities, net	488,297
Minority interest	(156,651)

Net	1,703,308

Goodwill, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities acquired, totaled USD 399.7 million.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

3 Acquisition of business (continued)

As part of the financing for the acquisition, the Company and its affiliates entered into the following loan agreements:

i)	an amended and restated credit agreement, dated as of August 16, 2005 among I.I.I. BVI and lenders for an aggregate principal amount of USD1,000 million (the “Ternium Credit Facility”). The Ternium Credit Facility is comprised of two equal tranches:

•	Tranche A with a maturity of three years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 75 to 400 basis points. This tranche has been fully repaid in February 2006 (see Note 35).

•	Tranche B with a maturity of five years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 137.5 to 300 basis points.

ii)	an amended and restated credit agreement, dated as of August 16, 2005, for an aggregate principal amount of USD380 million among Siderar, as borrower, and the lenders (the “Siderar Credit Facility”). The Siderar Credit Facility is payable in five equal and consecutive semi-annual installments with a grace period of 12 months and bears interest at LIBOR plus 200 basis points; and

iii)	several convertible and subordinated loan agreements, dated as of various dates, for an aggregate principal amount of USD594 million, each among the Company, I.I.I. BVI, as borrowers, and Usiminas, Tenaris, or other Techint Group companies (collectively, the “Subordinated Lenders”, the agreements, the “Subordinated Convertible Loan Agreements” and the loans thereunder, the “Subordinated Convertible Loans”). Pursuant to the terms of the Subordinated Convertible Loan Agreements, on February 6, 2006 the Company delivered the ADSs to the Underwriters upon consummation of the Initial Public Offering, the Subordinated Convertible Loans have been converted into shares of the Company at a price per share equal to the price per share paid by the investors in the offering (see Note 35).

Under the credit agreements mentioned in i) and ii) above, the Company and its affiliates are subject to certain covenants that limit their ability to, among other things: pay dividends in excess of certain amounts to their shareholders or make other restricted payments; make capital expenditures in excess of certain amounts; grant certain liens, borrow additional money or prepay principal or interest on subordinated debt over certain limits, change their business or amend certain significant agreements, effect a change of control, and merge, acquire or consolidate with another company, make additional investments or dispose of their assets.

These contracts also require Ternium and its subsidiaries to meet certain financial covenants, ratios and other tests, which could limit their operational flexibility and could prevent Ternium from taking advantage of business opportunities as they arise, growing its business or competing effectively. Moreover, a failure by Ternium and its subsidiaries to comply with applicable financial measures could result in defaults under those agreements or instruments. Ternium and its subsidiaries are in compliance with all of their financial covenants, ratios and tests.

(b) Amazonia

On February 3, 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. On February 15, 2005 new shares of Amazonia were issued in exchange for the convertible instrument. As a result, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%, thereby increasing its indirect participation in Sidor from 18.53% to 31.94%. This acquisition has been accounted for following the provisions contained in IFRS 3 “Business Combinations” (“IFRS 3”) and, accordingly, assets acquired and liabilities assumed have been valued at fair value. Total purchase consideration, representing the carrying amount of the convertible debt instrument at the date of conversion, accounted for USD127.6 million, of which USD82.0 correspond to the majority shareholders. The excess of Ternium’s interest in the net fair value of Amazonia’s identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD 188.4 million) has been recognized in income for the year. The main factor that contributed to a purchase price significantly below the fair value of net assets acquired is the downturn experienced by steel prices until 2003. Thus, the convertible debt instrument was issued at a time when Amazonia was undergoing a severe crisis affecting its business and financial condition, this situation being opposite to the current business condition on the date the conversion feature was exercised and the business combination was effected. In addition, as also required by IFRS 3, the Company recorded in equity the excess of the fair value of its pre-acquisition interest in Amazonia’s net assets over their corresponding carrying amounts.

With the increase in equity ownership of Amazonia to 53.47%, the Company has effective control.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

3 Acquisition of business (continued)

The acquired business contributed revenues of USD 1,863.5 million to the Company in the year ended December 31, 2005. The book value of net assets acquired totals USD 928 million. The fair value of assets and liabilities arising from acquisition are as follows:

Fair value of assets and liabilities at the date of acquisition USD Thousand
Property, plant and equipment	2,444,289
Inventories	284,676
Cash and cash equivalents	305,342
Deferred Tax Liabilities	(284,242)
Pension Benefits	(78,425)
Provisions	(37,163)
Borrowings	(656,658)
Others assets and liabilities, net	(13,459)
Minority Interest	(795,178)

Net	1,169,182

(c) Impeco S.A.

On November 18 2005, Ternium’s Argentine subsidiary, Siderar, agreed to acquire, for USD 55.2 million, assets and facilities of Acindar Industria Argentina de Aceros S.A. (“Acindar”) related to the production of welded steel pipes in the province of San Luis in Argentina, as well as 100% of the issued and outstanding shares of Impeco S.A., which in turn owns a plant located in the province of Santa Fe in Argentina. These two plants have a production capacity of 140 thousand tons per year of tubes to be used in the construction, agricultural and manufacturing industries. The acquisition has been approved by the Argentine competition authorities and was completed on January 31, 2006.

4 Accounting policies

The following is a summary of the principal accounting policies followed in the preparation of these combined consolidated financial statements:

(a) Group accounting

(1) Subsidiary companies

Subsidiary companies are those entities in which the Company has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operating decisions. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the acquisition cost over the Company’s share of the fair value of net assets acquired is recorded as goodwill. Acquisition of minority interests in subsidiaries is accounted for following the economic entity model and, accordingly, assets acquired and liabilities assumed are valued at book value and the difference arising on purchase price allocation is recorded in equity under “Revaluation and other reserves” line item. Intercompany transactions, balances and unrealized gains on transactions among the Company and its subsidiaries are eliminated; unrealized losses are also eliminated unless cost cannot be recovered.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

(a) Group accounting (continued)

(2) Associated companies

Associated companies are entities in which Ternium generally has between 20% and 50% of the voting rights, or over which Ternium has significant influence, but which it does not control (see Note 2). Investments in associated companies are accounted for using the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Company and its associated companies are eliminated to the extent of the Company’s interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in an associated company equals or exceeds its interest in such associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.

(3) First-time application of IFRS

The Company’s transition date is January 1, 2003. Ternium prepared its opening IFRS balance sheet at that date.

In preparing these combined consolidated financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS, as detailed below:

3.1. Exemptions from full retrospective application – elected by the Company

The Company has elected to apply the following optional exemptions from full retrospective application.

(a) Fair value as deemed cost exemption

Ternium has elected to measure its property, plant and equipment at fair value as of January 1, 2003.

(b) Cumulative translation differences exemption

Ternium has elected to set the previously accumulated cumulative translation to zero at January 1, 2003. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

3.2 Exceptions from full retrospective application followed by the Company

Ternium has applied the following mandatory exceptions from retrospective application.

(a) Derecognition of financial assets and liabilities exception

Financial assets and liabilities derecognized before January 1, 2003 are not re-recognized under IFRS. However, this exception had no impact on these financial statements as it was not applicable since the Company did not derecognize any financial assets or liabilities before the transition date that qualified for recognition.

(b) Hedge accounting exception

The Company has no derivatives that qualify for hedge accounting. This exception is therefore not applicable.

(c) Estimates exception

Estimates under IFRS at January 1, 2003 should be consistent with estimates made for the same date under previous GAAP.

(d) Assets held for sale and discontinued operations exception

Ternium did not have assets that met the held-for-sale criteria (as defined by IFRS 5) during the period presented.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

(b) Foreign currency translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the U.S. dollar (“USD”). Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole. The combined consolidated financial statements are presented in thousands of U.S. dollars.

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing rate of each balance sheet;

(ii)	income and expenses for each income statement are translated at average exchange rates; and

(iii)	all resulting translation differences are recognized as a separate component of equity.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the income statement, including the foreign exchange gains and losses from intercompany transactions.

(c) Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less impairment (if applicable). Nevertheless, as mentioned in Note 4(a), property, plant and equipment has been valued at its deemed cost at the transition date to IFRS.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

(c) Property, plant and equipment (continued)

Depreciation method is reviewed at each balance sheet date. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	20-40 years
Plant and production equipment	15-25 years
Vehicles, furniture and fixtures and other equipment	5-15 years

The assets’ useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (d) “Impairment”).

(d) Impairment

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the present value of estimated future cash flows. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). For these purposes, each associate has been considered a cash generating unit.

At December 31, 2005 and 2004, no impairment provisions were recorded. The impairment provision recorded in previous years on the investment in Amazonia was reversed in 2004 and included in equity in earnings of associated companies, as explained in Note 12.

(e) Intangible assets

(1) Information systems projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling expenses and general and administrative expenses.

(2) Mining concessions

Mining license was recognized as a separate intangible asset upon the acquisition of Hylsamex and comprises the right to exploit or explore the mines and is recognized at its fair value less accumulated amortization. Amortization charge is calculated according to the mineral extracted in each period and is included in cost of sales.

(3) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium’s participation in acquired companies’ net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

(4) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2005, 2004 and 2003 totaled USD 2.1 million, USD 0.3 million and USD 0.5 million, respectively.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

(f) Other investments

Under IAS 39 “Financial Instruments: Recognition and Measurement”, investments have to be classified into the following categories: financial assets at fair value through profit or loss; held-to-maturity investments; loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

Deposits in trusts are classified as financial assets at fair value through profit or loss. Subsequent to their acquisition, these investments are carried at fair value through profit and loss. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise. The Amazonia Convertible Debt Instrument was carried at cost until it was capitalized in February 2005.

In order to mitigate any potential impact of Argentine regulations restricting payments outside of Argentina, Siderar has placed financial resources in a trust outside Argentina. The objective of the trust is solely to ensure that the financial needs for the normal development of Siderar’s operations are met. The fund mainly comprises time deposits and commercial paper. No liabilities or debts have been offset within the trust fund. The financial resources that were placed in the trust up to December 31, 2004 have been contributed to a subsidiary (Inversiones Basilea S.A.) as of January 1, 2005.

All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Ternium commits to purchase or sell the investment.

(g) Inventories

Inventories are stated at the lower of cost (calculated using principally the first-in-first-out “FIFO” method) or net realizable value. The cost of finished goods and work in progress comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods acquired in transit at period end are valued at supplier invoice cost.

A provision for obsolescence or slow-moving inventory is recorded in connection with supplies and spare parts and based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological change. The provision for slow-moving inventory is recognized for finished goods and goods in progress based on management’s analysis of their aging.

(h) Trade receivables

Trade and other receivables are carried at face value less a provision for impairment, if applicable. This amount does not differ significantly from fair value.

A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognized in the income statement.

(i) Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

In the combined consolidated balance sheet, bank overdrafts are included in borrowings within current liabilities.

(j) Shareholders’ equity

Basis of combination

The combined consolidated statement of changes in shareholders’ equity for the years 2005, 2004 and 2003 was prepared based on the following:

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

(j) Shareholders’ equity (continued)

•	Currency translation differences arising from the translation of financial statements expressed in currencies other than the U.S. dollar are shown in a separate line;

•	Dividends include the dividends paid by III (BVI) to San Faustín, and dividends paid by Ylopa to Tenaris, as if they had been paid by Ternium to San Faustín or Tenaris.

•	Other distributions comprise loans granted by Ylopa and Amazonia to its shareholders that are in substance capital nature transactions. These loans are non-interest bearing facilities granted by Ylopa to its shareholders based on their respective stockholdings. These loans mature in one year, although debtors are allowed to make partial or full prepayments at any time. However Ylopa’s intention is to offset the outstanding balance of such facilities against future dividend distributions. Accordingly, these credits have been shown as a reduction to equity.

•	Expenses incurred in connection with the Initial Public Offering at year-end, totaling USD5.5 million approximately, have been deducted from equity, since they directly relate to a transaction which itself is to be recorded in equity, although at December 31, 2005, the equity transaction had not yet been completed.

(k) Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

A debt restructuring is accounted for in accordance with the guidelines set forth by IAS No. 39 which states that a substantial modification of the terms of an existing debt instrument (whether or not due to the financial difficulty of the debtor) should be accounted for as an extinguishment of the old debt. For purposes of IAS No. 39, the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original debt instrument.

Borrowing costs are expensed as incurred.

(l) Income taxes – current and deferred

Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The current income tax charge is calculated on the basis of the tax laws existing in the countries in which Ternium’s subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets, originated in different valuation and useful lives considered by accounting standards and tax regulations, tax loss carry-forwards, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

(m) Employee liabilities

(1) Pension obligations

The Company has defined benefit plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

(m) Employee liabilities (continued)

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

Siderar

Siderar implemented an unfunded defined benefit employee retirement plan for Siderar’s and certain other officers throughout the world on August 1, 1995. The plan is designed to provide retirement, termination and other benefits to those officers.

For its main plan, Siderar is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Siderar’s other assets, and therefore this plan is classified as “unfunded” under IFRS definitions. Benefits provided by the plan are in U.S. Dollars and are calculated based on a three-year or seven-year salary average (whichever is more favorable to the beneficiary) for those executives who have retired or were terminated before December 31, 2003. After this date, the benefits of the plan are calculated based on a seven-year salary average.

Sidor

In compliance with the requirements established by the share purchase agreement subscribed in connection with the acquisition of Sidor, and as provided by the agreement entered into with the Union representing Sidor’s employees, on July 6, 1998, Sidor has established a plan providing for certain pension and other post-retirement benefits for qualifying employees. This plan is financed through contributions made by that company and active employees. Although the plan does not provide for the amounts to be paid to employees upon retirement, for purposes of International Accounting Standard No. 19 (“Employee Benefits”), Sidor’s obligations have been calculated based on actuarial calculations prepared assuming this plan qualifies as a defined benefit plan.

Hylsamex

The valuation of the liabilities for employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement.

The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries.

The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees.

The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.

(2) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

(m) Employee liabilities (continued)

(3) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

(4) Social security contributions

Social security laws in force in Argentina, Mexico and Venezuela provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar, Hylsamex and Sidor make monthly contributions calculated based on each employee’s salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(n) Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium’s estimates of the outcomes of these matters and the advice of Ternium’s legal advisors.

(o) Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.

Interest income is recognized on an effective yield basis.

Income from participation account is recognized when earned according to its contractual terms (see Note 29).

(p) Cost of sales, selling expenses and general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

(q) Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. At December 31, 2005, there were 297,010,812 potential shares outstanding (see Note 30; actual shares are described in Note 35 (a)).

(r) Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 34 “Financial risk management”.

(s) Segment information

Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others. The flat steel products segment comprises the manufacturing and marketing of flat steel products and the long steel products segment comprises the manufacturing and marketing of long steel products.

The secondary reporting format is based on a geographical location. Ternium sells its products to four main geographical areas: South and Central America, North America, Europe and Other.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

5 Segment information

Primary reporting format – business segments

	Flat steel products	Long steel products	Other	Unallocated	Total
Year ended December 31, 2005
Net sales	3,570,414	625,368	251,898	—	4,447,680
Cost of sales	(1,925,163)	(382,325)	(163,356)	—	(2,470,844)

Gross profit	1,645,251	243,043	88,542	—	1,976,836

Capital expenditures - PP&E	208,772	14,587	—	—	223,359
Depreciation - PP&E	267,975	32,604	1,387	—	301,966
Segment assets
Inventories, net	859,270	126,536	14,313	—	1,000,119
Trade receivables, net	363,573	74,925	34,262	—	472,760
PP&E, net	4,653,192	749,305	61,374	—	5,463,871
Other assets	—	—	—	1,723,231	1,723,231
Segment liabilities	1,566,451	193,247	31,117	3,293,247	5,084,062

	Flat steel products	Trading	Other	Unallocated	Total
Year ended December 31, 2004
Net sales	1,266,197	325,227	7,501	—	1,598,925
Cost of sales	(647,815)	(312,447)	(4,742)	—	(965,004)

Gross profit	618,382	12,780	2,759	—	633,921

Capital expenditures - PP&E	83,763	—	—	—	83,763
Depreciation - PP&E	92,596	86	—	—	92,682

Segment assets
Inventories, net	233,624	20,100	562	—	254,286
Trade receivables, net	111,945	58,877	783	—	171,605
PP&E, net	1,244,294	397	—	—	1,244,691
Investment in Amazonia	309,195	—	—	—	309,195
Other assets	468,673	95,047	—	103,133	666,853
Segment liabilities	635,461	143,629	—	95,689	874,779

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

5 Segment information (continued)

	Flat steel products	Trading	Other (ii)	Unallocated	Total
Year ended December 31, 2003
Net sales	955,591	98,261	2,714	—	1,056,566
Cost of sales	(576,368)	(93,276)	(2,076)	—	(671,720)

Gross profit	379,223	4,985	638	—	384,846

Capital expenditures - PP&E	26,014	—	—	—	26,014
Depreciation - PP&E	81,720	29	—	—	81,749

Segment assets
Inventories, net	140,754	3,167	386	—	144,307
Trade receivables, net	81,504	26,922	30	—	108,456
PP&E, net	1,275,477	222	—	—	1,275,699
Investment in Amazonia	151,543	—	—	—	151,543
Other assets	360,492	37,888	—	108,503	506,883
Segment liabilities	795,102	52,982	—	86,719	934,803

(ii)	Includes sales of pig iron made by Siderar

Secondary reporting format - geographical segments

Allocation of net sales is based on the customers’ location. Allocation of assets and capital expenditures is based on the assets’ location.

Ternium’s subsidiaries operate for four main geographical areas. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.

	South and Central America	North America	Europe	Other	Total
Year ended December 31, 2005
Net sales	2,805,214	1,290,353	270,496	81,617	4,447,680
Segment assets.
Trade receivables	64,837	335,795	68,050	4,078	472,760
Property, plant and equipment	3,409,045	2,054,687	139	—	5,463,871

Depreciation - PP&E.	249,808	52,132	26	—	301,966
Capital expenditures – PP&E	180,867	42,473	19	—	223,359

Year ended December 31, 2004
Net sales	1,123,692	230,829	212,373	32,031	1,598,925
Segment assets.
Trade receivables	50,956	42,563	77,581	505	171,605
Property, plant and equipment	1,244,428	93	170	—	1,244,691

Depreciation - PP&E.	92,626	25	31	—	92,682
Capital expenditures – PP&E	83,763				83,763

Year ended December 31, 2003
Net sales	713,265	86,618	184,033	72,650	1,056,566
Segment assets
Trade receivables	35,529	7,744	63,930	1,253	108,456
Property, plant and equipment	1,275,542	29	128		1,275,699

Depreciation - PP&E	81,720	7	22	—	81,749
Capital expenditures – PP&E	26,014				26,014

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

6 Cost of sales

	Year ended December 31,
	2005	2004	2003
Inventories at the beginning of the year	254,286	144,307	109,966
Acquisition of business – Amazonia	284,676	—	—
Acquisition of business - Hylsamex	345,053	—	—
Plus: Charges for the year
Raw materials and consumables used and other movements	1,607,002	781,337	453,590
Services and fees	114,115	42,277	37,782
Labor cost	283,775	89,362	68,053
Depreciation of property, plant and equipment	279,480	89,836	78,996
Amortization of intangible assets	10,488	5,400	2,871
Maintenance expenses	207,242	62,488	57,888
Office expenses	5,174	1,145	1,214
Freight and transportation	41,457	18,746	14,574
Insurance	814	815	607
Provision for obsolescence	7,927	—	—
Recovery from sales of scrap and by-products	(35,266)	(23,315)	(13,714)
Others	64,740	6,892	4,200
Less: Inventories at the end of the year	(1,000,119)	(254,286)	(144,307)

	2,470,844	965,004	671,720

7 General and administrative expenses

	Year ended December 31,
	2005	2004	2003
Services and fees	40,471	12,479	9,117
Labor cost	119,822	15,105	17,159
Depreciation of property plant and equipment	22,486	2,846	2,753
Amortization of intangible assets	3,308	440	438
Maintenance and expenses	7,564	2,162	1,452
Taxes	35,787	17,977	13,665
Office expenses	21,147	1,346	1,155
Donations	3,242	1,061	1,767
Insurance	4,410	529	685
Others	10,994	4,483	3,366

	269,231	58,428	51,557

8 Selling expenses

	Year ended December 31,
	2005	2004	2003
Services and fees	13,237	3,249	3,582
Labor cost	22,578	9,144	9,271
Amortization of intangible assets	643	670	421
Office expenses	6,229	194	240
Freight and transportation	198,657	42,354	46,257
Taxes	9,321	3,934	2,251
Others	1,297	979	764

	251,962	60,524	62,786

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

9 Labor costs (included in cost of sales, selling expenses and general and administrative expenses)

	Year ended December 31,
	2005	2004	2003
Wages, salaries and social security costs	361,250	104,268	83,087
Termination benefits	40,364	7,969	10,419
Pension benefits – defined benefit plans (Note 26 (i))	24,561	1,374	977

	426,175	113,611	94,483

10 Other operating expenses, net

		Year ended December 31,
		2005	2004	2003
(i)	Other operating income
	Others	6,543	502	75

	Total other operating income	6,543	502	75

(ii)	Other operating expenses
	Provision for impairment- trade receivables	(1,853)	(1,093)	(6,025)
	Recovery of provision for impairment- trade receivables	4,320	3,419	4,701
	Provision for legal claims and other matters	(13,586)	(2,714)	(3,975)
	Others	(4,558)	(912)	(497)

	Total other operating expenses	(15,677)	(1,300)	(5,796)

(iii)	Derecognition of property, plant & equipment (a)	(54,348)	—	—

	Total other operating expenses, net	(63,482)	(798)	(5,721)

(a)	After the acquisition of Hylsamex described in Note 3, the Company’s management decided to abandon one of Hylsamex’s mills and, accordingly, the net carrying amount of such mill has been charged to income for the year.

11 Financial (expenses) income, net

	Year ended December 31
	2005	2004	2003
Interest expense	(81,608)	(18,257)	(39,980)
Interest income	32,324	8,911	6,036
Net foreign exchange transaction gains and change in fair value of derivative instruments	(28,828)	9,845	37,787
Bank commissions and other bank charges	(10,015)	(1,506)	(1,719)
Income from Participation Account (i)	44,050	203,429	73,913
Loss from Participation Account (i)	(265,207)	—	—
Others	(1,452)	(133)	(431)

Financial (expenses) income, net	(310,736)	202,289	75,606

(i)	Until February 15, 2005, the Company accounted for its investment in Amazonia under the equity method of accounting. Thus, income arising from the Participation Account Agreement described in Note 29 has been recorded under Income from Participation Account within Financial income, net. Upon conversion of the Amazonia Convertible Debt Instrument on February 15, 2005, the Company acquired control over Amazonia and began accounting for such investment on a consolidated basis. Accordingly, income resulting from Ternium’s share of the Participation Account has been offset against Amazonia’s loss for the same concept and shown net under Loss from Participation Account line item.

12 Equity in earnings of associated companies

	Year ended December 31,
	2005	2004	2003
Equity in earnings of associated companies (Note 16)	21,524	60,908	148,162
Impairments (i) (Note 16)	—	148,293	(37,912)

Equity in earnings of associated companies	21,524	209,201	110,250

(i)	The accumulated impairment loss over the Company’s investment in Amazonia at December 31, 2003 (totaling USD 148,293) was fully reversed in fiscal year 2004.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

13 Tax charge

Income tax

Income tax expense for each of the years presented is as follows

	Year ended December 31,
	2005	2004	2003
Current tax	(243,482)	(209,147)	(60,625)
Deferred tax (Note 25)	24,990	31,661	(33,462)

	(218,492)	(177,486)	(94,087)

Income tax expense for the years ended December 31, 2004 and 2003 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2005	2004	2003
Income before income tax	1,291,305	925,661	450,638
Income tax expense at statutory tax rate	271,953	179,827	94,727
Non taxable income	(70,115)	(2,341)	(1,289)
Non deductible expenses	19,196	—	649
Utilization of previously unrecognized tax losses	(2,542)	—	—

Income tax expense	218,492	177,486	94,087

14 Property, plant and equipment, net

Year ended December 31, 2005	Land	Building and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	23,427	682,576	2,217,688	141,212	36,865	16,331	3,118,099
Translation differences	(6,243)	(98,975)	(266,065)	(6,484)	(10,094)	(382)	(388,243)
Acquisition of business – Amazonia	55,815	959,849	2,473,696	42,231	94,370	—	3,625,961
Acquisition of business – Hylsamex	235,479	547,183	2,881,273	68,959	49,872	—	3,782,766
Additions	266	7,539	42,747	2,633	165,966	4,208	223,359
Disposals / Consumptions	—	(29,029)	(83,352)	(3,396)	—	(1,538)	(117,315)
Transfers	6,252	59,808	115,457	5,379	(186,896)	—	—

Values at the end of the year	314,996	2,128,951	7,381,444	250,534	150,083	18,619	10,244,627

Depreciation
Accumulated at the beginning of the year	—	(392,996)	(1,368,813)	(109,797)	—	(1,802)	(1,873,408)
Translation differences	—	61,210	107,768	3,773	—	(2)	172,749
Acquisition of business – Amazonia	—	(480,581)	(688,188)	(12,903)	—	—	(1,181,672)
Acquisition of business – Hylsamex	—	(274,824)	(1,330,310)	(48,307)	—	—	(1,653,441)
Depreciation Charge	—	(68,442)	(221,566)	(11,801)	—	(157)	(301,966)
Disposals / Consumptions	—	14,207	39,929	1,806	—	1,040	56,982
Accumulated at the end of the year	—	(1,141,426)	(3,461,180)	(177,229)	—	(921)	(4,780,756)

At December 31, 2005	314,996	987,525	3,920,264	73,305	150,083	17,698	5,463,871

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

14 Property, plant and equipment, net (continued)

Year ended December 31, 2004	Land	Building and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	23,856	644,233	2,233,218	141,874	29,797	14,187	3,087,165
Translation differences	(392)	(11,212)	(36,999)	(2,346)	(585)	(263)	(51,797)
Additions	—	—	—	970	80,386	2,407	83,763
Disposals / Consumptions	(37)	—	—	(187)	(808)	—	(1,032)
Transfers	—	49,555	21,469	901	(71,925)	—	—

Values at the end of the year	23,427	682,576	2,217,688	141,212	36,865	16,331	3,118,099

Depreciation
Accumulated at the beginning of the year	—	(374,761)	(1,329,670)	(105,504)	—	(1,531)	(1,811,466)
Translation differences	—	6,439	22,525	1,576	—	30	30,570
Depreciation charge	—	(24,674)	(61,668)	(6,039)	—	(301)	(92,682)
Disposals / Consumptions	—	—	—	170	—	—	170

Accumulated at the end of the year	—	(392,996)	(1,368,813)	(109,797)	—	(1,802)	(1,873,408)

At December 31, 2004	23,427	289,580	848,875	31,415	36,865	14,529	1,244,691

15 Intangible assets, net

Year ended December 31, 2005	Information System Projects	Mining Concessions	Goodwill	Total
Cost
Values at the beginning of the year	20,547	—	—	20,547
Translation differences	(1,767)	(603)	(5,694)	(8,064)
Acquisition of business – Amazonia	7,465	—	—	7,465
Acquisition of business – Hylsamex	11,172	127,101	—	138,273
Additions	21,144	436	405,388	426,968
Disposals	(77)	—	—	(77)

Values at the end of the year	58,484	126,934	399,694	585,112

Amortization
Accumulated at the beginning of the year	(10,498)	—	—	(10,498)
Translation differences	806	—	—	806
Acquisition of business – Amazonia	(2,906)	—	—	(2,906)
Acquisition of business – Hylsamex	(5,193)	—	—	(5,193)
Amortization charge	(10,115)	(4,324)	—	(14,439)

Accumulated at the end of the year	(27,906)	(4,324)	—	(32,230)

At December 31, 2005	30,578	122,610	399,694	552,882

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

15 Intangible assets, net (continued)

Year ended December 31, 2004	Information System Projects
Cost
Values at the beginning of the year	12,055
Translation differences	(308)
Additions	8,800

Values at the end of the year	20,547

Amortization
Accumulated at the beginning of the year	(4,074)
Translation differences	86
Amortization charge	(6,510)

Accumulated at the end of the year	(10,498)

At December 31, 2004	10,049

16 Investments in associated companies, net

	Year ended December 31,
	2005	2004
At the beginning of the year	309,318	151,672
Translation adjustment	(3,554)	(51,555)
Equity in earnings of associated companies	21,524	60,908
Consolidation of Amazonia (see Note 3)	(318,166)	—
Impairments (Note 12)	—	148,293

At the end of the year	9,122	309,318

The principal associated companies, all of which are unlisted, are:

Company	Country of incorporation	Percentage of ownership at December 31,		Value at December 31,
		2005	2004	2005	2004
Matesi Materiales Siderúrgicos S.A. (1)	Venezuela	26.49%	—	9,002	—
Consorcio Siderurgia Amazonia Ltd. (2)	Cayman Islands	—	31.03%	—	309,195
Compañía Afianzadora de Empresas Siderúrgicas S.G.R (3)	Argentina	21.81%	19.74%	120	123

				9,122	309,318

(1)	Indirectly through the participation of Sidor (49.8%).
(2)	Indirectly through the participation of Prosid Investments S.C.A. (21.14%), IS (5.81%) and Tamsider (14.49%). Total voting rights held: 41.44%.
(3)	Indirectly through the participation of Siderar (38.89%). Total voting rights held: 38.89%.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

16 Investments in associated companies, net (continued)

The equity investment in Amazonia at December 31, 2004 has been valued using the financial statements of that company at that date. The accompanying table shows summarized financial information of Amazonia at December 31, 2004.

As of December 31, 2004
Non-current assets	1,775,801
Current assets	881,875

Total assets	2,657,676

Shareholders’ equity	746,157
Minority interest	595,912

Total shareholders’ equity	1,342,069

Non-current liabilities	693,640
Current liabilities	621,967

Total liabilities	1,315,607

Year ended December 31, 2004
Net sales	1,914,308
Income tax and asset tax expense	(8,342)
Net income for the year attributable to equity holders	146,324
Net income for the year attributable to minority interest	116,999

17 Other investments, net – non-current

	As of December 31,
	2005	2004
Amazonia convertible debt instrument (Note 29)	—	127,576
Time deposits with related parties (i)	10,450	11,171
Guarantee fund Compañía Afianzadora de Empresas Siderúgicas S.G.R. (ii)	3,402	3,949
Other	243	7,874
Provision for impairment of other investments (Note 23 (i))	(1,488)	(2,001)

Total	12,607	148,569

(i) Time deposits with related parties

The Company holds a savings fund denominated in U.S. dollars. Withdrawal of investments before certain dates is subject to penalties on amounts invested.

(ii) Guarantee fund Compañía de Empresas Siderúrgicas S.G.R.

Corresponds to the Company’s portion of the risk funds sponsored by Compañia Afianzadora de Empresas Siderurgicas SGR, which acts as guarantor of third parties’ debts.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

18 Receivables, net – non-current

	As of December 31,
	2005	2004
Related parties	39,285	12,293
Employee advances and loans	6,323	1,516
Trade receivables	3,474	3,404
Employee receivables from sale of fixed assets	1,729	1,861
Others	76	113
Provision for impairment – receivables (Note 23 (i))	(3,024)	(3,404)

	47,863	15,783

19 Receivables - current

	As of December 31,
	2005	2004
Value added tax	55,326	—
Asset tax	60,312	—
Prepaid taxes	2,894	2,534
Employee advances and loans	5,943	1,919
Advances to suppliers	58,839	11,815
Expenses paid in advance	15,172	688
Government tax refunds on exports	36,425	6,534
Receivables with related parties	35,548	160,230
Other	20,843	24,979

	291,302	208,699

20 Inventories, net

	As of December 31,
	2005	2004
Raw materials, materials and spare parts	578,088	125,711
Goods in process	282,358	71,228
Finished goods	192,492	69,871
Provision for obsolescence (Note 24 (i))	(52,819)	(12,524)

	1,000,119	254,286

21 Trade receivables, net

	As of December 31,
	2005	2004
Current accounts	487,952	169,180
Trade receivables with related parties	14,659	13,179
Provision for impairment – trade receivables (Note 24 (i))	(29,851)	(10,754)

	472,760	171,605

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

22 Cash, cash equivalents and other investments

	As of December 31,
	2005	2004
(i) Other investments
Trust funds with specific objective	5,185	88,755

	5,185	88,755

(ii) Cash and cash equivalents
Cash at banks and in hand	117,737	32,825
Deposits and foreign private sector bonds	637,243	162,050
Restricted cash	10,650	—

	765,630	194,875

23 Provisions – non current

(i) Deducted from assets

	Provision for Impairment- Receivables	Provision for impairment Other investments - non current
Year ended December 31, 2005
Values at the beginning of the year	3,404	2,001
Translation differences	(47)	(17)
Reversals	(333)	—
Uses	—	(496)

At December 31, 2005	3,024	1,488

Year ended December 31, 2004
Values at the beginning of the year	6,894	2,035
Translation differences	(71)	(34)
Reversals	(3,419)	—

At December 31, 2004	3,404	2,001

(ii) Liabilities

Legal claims and other matters
Year ended December 31, 2005
Values at the beginning of the year	11,925
Translation differences	(4,349)
Acquisition of business - Amazonia	37,163
Additional provisions	9,240
Used	(500)

At December 31, 2005	53,479

Year ended December 31, 2004
Values at the beginning of the year	9,859
Translation differences	(173)
Additional provisions	2,239

At December 31, 2004	11,925

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

24 Provisions - current

(i) Deducted from assets

	Provision for impairment – trade receivables	Provision for obsolescence
Year ended December 31, 2005
Values at the beginning of the year	10,754	12,524
Translation differences	(418)	(1,802)
Reversals	(3,987)	—
Acquisition of business – Amazonia	6,108	13,184
Acquisition of business – Hylsamex	24,509	24,713
Additional provisions	1,853	7,927
Uses	(8,968)	(3,727)

At December 31, 2005	29,851	52,819

Year ended December 31, 2004
Values at the beginning of the year	9,877	13,925
Translation differences	(216)	(215)
Reversals	—	(3,234)
Additional provisions	1,093	2,048

At December 31, 2004	10,754	12,524

(ii) Liabilities

Legal claims and other matters
Year ended December 31, 2005
Values at the beginning of the year	960
Translation differences	(6)
Additional provisions	4,346
Uses	(4,641)

At December 31, 2005	659

Year ended December 31, 2004
Values at the beginning of the year	1,584
Translation differences	(19)
Additional provisions	475
Uses	(1,080)

At December 31, 2004	960

25 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2005	2004
At beginning of year	(337,473)	(374,907)
Acquisition of business – Amazonia	(284,242)	—
Acquisition of business - Hylsamex	(426,786)	—
Translation differences	4,449	5,773
Income statement credit	24,990	31,661

At end of year	(1,019,062)	(337,473)

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

25 Deferred income taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the group’s deferred tax assets and liabilities are presented below:

	As of December 31,
	2005	2004
Deferred tax assets:

Receivables	23,217	—
Inventories	12,708	—
Other assets	7,941	1,638
Tax loss carryforwards	18,188	12,879
Tax assets	79,983	—
Provisions	9,918	4,504
Other liabilities	124,298	9,480

Total gross deferred tax assets	276,253	28,501

Deferred tax liabilities:
Property, plant and equipment & Intangible Assets	(1,115,262)	(363,605)
Inventories	(39,353)	(75)
Provision	(67,915)	—
Other	(72,785)	(2,294)

Total gross deferred tax liabilities	(1,295,315)	(365,974)

Net deferred tax liability	(1,019,062)	(337,473)

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

As of December 31, 2005 and 2004, USD 29,126 and USD nil, respectively, have been classified as non-current assets and USD 1,048,188 and 337,473, respectively, have been classified as non-current liabilities.

26 Other liabilities

	As of December 31,
	2005	2004
(i) Other liabilities - non-current
Termination benefits	3,118	2,987
Pension benefits	177,899	6,117
Other	6,900	—

	187,917	9,104

Pension benefits

The amounts recognized in the combined consolidated balance sheet are determined as follows:

	Year ended December 31,
	2005	2004
Present value of unfunded obligations	172,394	8,558
Unrecognized actuarial losses	8,594	1,086
Unrecognized prior service costs	(3,089)	(3,527)

Liability in the balance sheet	177,899	6,117

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

26 Other liabilities (continued)

The amounts recognized in the combined consolidated income statement are as follows:

	Year ended December 31,
	2005	2004
Current service cost	7,227	317
Interest cost	17,785	636
Amortization of prior service costs	443	420
Net actuarial losses (gains) recognized in the year	(894)	1

Total included in labor costs	24,561	1,374

Movement in the liability recognized in the combined consolidated balance sheet is as follows:

	Year ended December 31,
	2005	2004
At the beginning of the year	6,117	5,479
Acquisition of business – Amazonia	78,425	—
Acquisition of business - Hylsamex	116,860	—
Transfers and new participants of the plan	(25,153)	122
Total expense	24,560	1,374
Translation differences	(9,549)	—
Contributions paid	(13,361)	(858)

At the end of year	177,899	6,117

The principal actuarial assumptions used were as follows:

Siderar	Year ended December 31,
	2005	2004
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

Sidor	Year ended December 31,
	2005	2004
Discount rate	23.32%	—
Rate of compensation increase	16.34%	—

Hylsamex	Year ended December 31,
	2005	2004
Discount rate	8.67%	—
Rate of compensation increase	4.54%	—

	As of December 31,
	2005	2004
(ii) Other liabilities – current
Payroll and social security payable	67,639	23,135
Termination benefits	18,966	2,163
Participation account	90,186	—
Related Parties	17	—
Others	17,265	7,990

	194,073	33,288

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

27 Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2005 and 2004 were as follows:

	Year ended December 31,
	2005	2004
Contracts with positive fair values:

Forward foreign exchange contracts	86	—
Interest rate Swap contracts	5,316	—

	5,402	—

	Year ended December 31,
	2005	2004
Contracts with negative fair values:
Forward foreign exchange contracts	—	(5,956)

	—	(5,956)

Derivative financial instruments breakdown are as follows:

Exchange rate derivatives

Currencies	Contract	Notional amount at December 31, 2005 (in USD thousands)	Fair value at December 31,
			2005	2004
USD/EUR	Euro forward sales	1,400	86	(5,622)

USD/GBP	Pound Sterling forward sales	—	—	(334)

			86	(5,956)

Interest rate swaps

On September 1, 2005, III BVI entered into a USD 250 million interest rate swap agreement with Citibank N.A., New York to manage the impact of the floating interest rate changes on the Ternium Credit Facility by setting the interest rate to 4.235% per annum. This interest rate swap is due on August 22, 2010 and provides for semi-annual payments on February 22 and August 22 of each year, commencing on August 22, 2006 through and including the termination date. The notional amount and schedule of payments provided by this agreement are as follows:

Calculation period		Notional amount (USD thousands)
From and including	To but excluding
February 22, 2006	August 22, 2006	250,000
August 22, 2006	February 22, 2007	226,250
February 22, 2007	August 22, 2007	201,250
August 22, 2007	February 22, 2008	176,250
February 22, 2008	August 22, 2008	148,750
August 22, 2008	February 22, 2009	121,250
February 22, 2009	August 22, 2009	93,750
August 22, 2009	February 22, 2010	66,250
February 22, 2010	August 22, 2010	33,750

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

27 Derivative financial instruments (continued)

In addition, on September 1, 2005, Siderar entered into two interest rate swap agreements with JP Morgan Chase Bank N.A. and Deutsche Bank AG with a notional amount of USD 100 million each to manage its exposure to changes in market rates associated with the Siderar Credit Facility by setting the interest rate to 4.18% and 4.20% per annum, respectively. These interest rate swaps are due on August 22, 2008 and provide for semi-annual payments on February 22 and August 22 of each year, commencing on August 22, 2006 through and including the termination date. The notional amount and schedule of payments provided by these agreements are as follows:

Calculation period		Notional amount (USD thousands)
From and including	To but excluding
February 22, 2006	August 22, 2006	100,000
August 22, 2006	February 22, 2007	80,000
February 22, 2007	August 22, 2007	60,000
August 22, 2007	February 22, 2008	40,000
February 22, 2008	August 22, 2008	20,000

28 Borrowings

	Year ended December 31,
	2005	2004
(i) Non-current
Bank borrowings	1,810,910	1,008
Borrowings with related parties	603,683	—

	2,414,593	1,008
Less: debt issue costs	(14,715)	—

	2,399,878	1,008

(ii) Current
Bank borrowings	518,629	45,628
Others	—	443
Borrowings with related parties	3,789	75,927

	522,418	121,998
Less: debt issue costs	(6,019)	—

	516,399	121,998

Total Borrowings	2,916,277	123,006

The maturity of borrowings is as follows:

	Expected maturity date
	2006	2007	2008	2009	2010	Thereafter	Total(¹)
At December 31, 2005
Non-Current Debt
Fixed Rate	—	83,594	21,947	1,811	1,811	35,495	144,658
Floating Rate	—	463,349	713,693	265,844	208,651	603,683	2,255,220

Current Debt

Fixed Rate	121,829	—	—	—	—	—	121,829
Floating Rate	394,570	—	—	—	—	—	394,570

Total	516,399	546,943	735,640	267,655	210,462	639,178	2,916,277

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

28 Borrowings (continued)

	Expected maturity date
	2005	2006	2007	2008	2009	Thereafter	Total(¹)
At December 31, 2004

Non-Current Debt

Fixed Rate	—	—	—	—	—	—	—
Floating Rate	—	783	225	—	—	—	1,008

Current Debt

Fixed Rate	102,583	—	—	—	—	—	102,583
Floating Rate	19,415	—	—	—	—	—	19,415

Total	121,998	783	225	—	—	—	123,006

(1)	As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

During March 2003, Siderar signed an agreement with its creditors which allowed Siderar to modify certain conditions of its financial debt (principally the extension of the original loans terms) for a total of USD 473.6 million. As a result of this agreement, Siderar made an initial payment of USD 85.0 million corresponding to 17.95% of the restructured debt. The remaining debt balance (New Bank Debt) at March 18, 2003 consisted of “New Trade Facility” for a total of USD 309.3 million and a “New FRN Facility” for a total of USD 79.0 million.

During 2004, the Company settled all the outstanding balances of the New Trade Facility and the New FRN Facility, and at the same time the guarantees and restrictions imposed by the financing contracts were released.

The weighted average interest rates - which incorporate instruments denominated in various currencies - at the balance sheet date were as follows:

	December 31,
	2005	2004
Bank borrowings	6.08%	2.25%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 2005 and 2004, respectively.

Breakdown of long-term borrowings by currency is as follows:

Bank borrowings

Currency	Interest rates	December 31,
		2005	2004
USD	Variable	2,200,543	18,091
USD	Fixed	609,293	102,583
EUR	Variable	—	2,332
EUR	Fixed	404	—
ARS	Fixed	55	—
MXN	Variable	64,822	—
VEB	Fixed	41,160	—

Total bank borrowings		2,916,277	123,006

EUR: Euro; ARS: Argentine pesos; MXN: Mexican pesos; VEB: Venezuelan Bolivar

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

29 Contingencies, commitments and restrictions on the distribution of profits

Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium’s combined consolidated financial position or results of operations.

(i) Consorcio Siderurgia Amazonia, Ltd.- Debt restructuring process

The financial restructuring of Sidor and Amazonia, which concluded during 2003 (the “2003 Restructuring”), entailed the termination of certain guarantees and commitments to further finance Amazonia and Sidor that Ternium had entered into as a result of the privatization of Sidor and previous restructuring agreements. The restructuring agreements contemplate, however, certain continuing obligations and restrictions to protect the claims held by the financial creditors of Sidor. These obligations and restrictions include pledges over all of Amazonia’s existing shares and shares of Sidor held in its possession, which were released in July 2005.

During 2003, as part of the 2003 Restructuring, Ternium acquired a 64.31% equity stake in Ylopa, a special purpose vehicle incorporated in Madeira, created to support Sidor and Amazonia in their financial restructuring. The acquisition was made by means of an aggregate cash contribution of USD 135 million (USD 94 million contributed by the majority shareholders of the Company and USD 41 million contributed by the minority shareholders), primarily in the form of debt. As a result of the consummation of the 2003 Restructuring, Ylopa: (a) became Sidor’s creditor (in a “Participation Account Agreement”) of a loan bearing interest at an annual rate of 8%, payable if and when Sidor reaches certain financial goals, and (b) received debt instruments of Amazonia, convertible into 67.4% of the common stock of Amazonia at Ylopa’s option (“the Amazonia convertible debt instrument”). Such convertible debt instrument was accounted for at cost.

The Amazonia convertible debt instrument was convertible into Amazonia’s common stock as from February 2005, but the option had to be exercised in a specific 15-day period during that month. Otherwise, the holders of the Amazonia convertible debt instrument would not be able to exercise the conversion option until February 2006. This conversion scheme was applicable every year until maturity. On February 3, 2005 Ylopa exercised its option to convert its convertible debt instrument into Amazonia’s common stock. As a result of this conversion, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%, thereby increasing its indirect participation in Sidor from 18.53% to 31.94%. With the increase in equity ownership of Amazonia to 53.47%, the Company has effective control.

As a result of the Participation Account Agreement described above, Ternium recognized a gain of USD 203.4 million and USD 73.9 million during the years ended December 31, 2004 and 2003, respectively, representing the amounts of the rights to receive the compensation payable for its participation in Sidor’s 2003 restructuring according to the terms of the agreement. Such compensation in the form of cash payments has been distributed on a semi-annual basis since October 2003. As from January 2005, Sidor began making those cash payments on a quarterly basis. This agreement has a term of 14 years, or until the fiscal year prior to the date of the settlement in full of certain bank borrowings (BANDES) due by Sidor. Also, it was agreed that any such compensation collected by Ylopa in excess of the accumulated amount of USD 324 million, must be transferred to Amazonia., while Corporación Venezolana de Guayana (“CVG”) is not subject to any limitation to its entitlement. During the three-month period ended March 31, 2005, the accumulated compensation payable for the participation in Sidor’s 2003 restructuring reached the cap.

As of December 31, 2005, the Participation Agreement provides that 40.27% of the compensation payable by Sidor goes to the Venezuelan Government and the remaining goes to Amazonia. These percentages are equal to the equity participation of the Venezuelan Government and Amazonia in Sidor.

(ii) Consorcio Siderurgia Amazonia Ltd .- PDVSA-Gas C.A. claim

In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas against the application of the most favored client clause) were resolved in Sidor’s favor. Accordingly, in its financial statements at December 31, 2004, Sidor reversed the USD41.4 million provision it had recorded at December 31, 2003. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void the arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void an arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At December 31, 2005, Sidor’s potential exposure under this litigation amounted to USD94.3 million.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

29 Contingencies, commitments and restrictions on the distribution of profits (continued)

(iii) Consorcio Siderurgia Amazonia Ltd .- Pension plan

The Venezuelan Supreme Court of Justice has recently ruled in favor of increasing the benefits payable to retired employees of a Venezuelan company. This ruling is only binding on the parties to the litigation and Sidor has not received any claims in this regard. The Company analyzed the ruling’s legal grounds and the case’s facts and circumstances, and concluded that it is not probable that Sidor be subject to additional obligations in this respect. In the event that a potential claim by the participants of Sidor’s pension plan be successful, the Company estimates that the maximum loss would be approximately USD 56 million.

(iv) Tax claims

(a) Siderar. AFIP – Income tax claim for fiscal years 1995 to 1999

The Administración Federal de Ingresos Públicos (“AFIP” – the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 20.4 million.

The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, based on existing evidence and the work performed by the Tax Authorities, the Company would likely obtain a favorable ruling.

On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 from USD 16.6 million to USD 3.1 million and instructing the recalculation of taxes in accordance with this ruling. Based on the above, the Company recognized a provision amounting to USD 4.6 million as of December 31, 2005 as management considers there is a probable outflow of benefits.

(b) Amazonia

At December 31, 2004, Sidor recorded a provision for a total amount of USD 23.2 million in connection with tax matters. Among these claims, the most significant is the tax assessment brought by SENIAT, the Venezuelan tax and customs authority, in the third quarter of 2001, questioning the application of VAT credits arising from exports totaling USD5.2 million to offset tax liabilities. While the validity of such tax credits was not under discussion, the SENIAT questioned the application of such tax credits as payment on account of Sidor’s asset tax and other tax obligations. The Group recorded a provision in an amount of USD17.5 million in connection with this claim, representing the aggregate amount that SENIAT could claim as accrued interest under the Venezuelan tax code.

(v) Commitments

The following are the Company’s main off-balance sheet commitments:

(a) In March 2003, Siderar entered into an agreement with Tecpetrol under which Siderar paid USD17.3 million for the advance purchase of a total of 725 million cubic meters (up to 400 thousand daily cubic meters) of natural gas to be delivered over a period of 5 years on pricing terms that will enable it to share through discounts the impact of any increase in natural gas prices over that period with Tecpetrol. Under the terms of the agreement, Siderar will have a minimum guaranteed return on this advance payment equal to LIBOR plus 3.5%.

(b) Siderar entered into a contract with Tenaris, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. Tenaris detected technical problems at this facility that impeded the delivery of certain steam volume. This outsourcing contract is due to terminate in 2018.

(c) On August 20, 2004, Sidor entered into a contract with MATESI Materiales Siderúrgicos S.A., for the supply of hot briquetted iron (HBI). Sidor commits to purchase 29.9% of MATESI’s HBI production volume for the term of ten years. In addition, Sidor has the right to increase its proportion on MATESI’s production by an extra 19.9 % until reaching a 49.8 % of MATESI’s HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Sidor or MATESI object to its renewal more than a year prior to its termination.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

29 Contingencies, commitments and restrictions on the distribution of profits (continued)

(d) Siderar entered into a contract with Transportadora de Gas del Norte (TGN) for gas transportation service. TGN charges Siderar a price that is equivalent a comparable basis to prices paid by other industrial users, and the Argentine government regulates the general framework under which TGN operates. Siderar pays a monthly fee for reserved cubic meter (1,070 thousands m3/day), either it uses it or not.

(e) Sidor’s production process requires a large amount of electricity. On August 21, 1997, that company entered into a twenty-year contract with EDELCA, a Venezuelan state-owned company, for the supply of all of Sidor’s electricity needs. This contract will terminate in 2018.

(f) Sidor’s production process is heavily reliant upon supplies of natural gas. Sidor buys 100% of its natural gas from PDVSA-Gas, a Venezuelan state-owned natural gas supply company. In 1997, Sidor signed a twenty-year contract with PDVSA-Gas for the supply of natural gas.

(g) In 1998, Sidor signed a contract with TAVSA Tubos de Acero de Venezuela S.A. (a Venezuelan seamless steel pipe producer subsidiary of Tenaris), under which it committed to sell up to 90,000 tons of blooms or 130,000 tons of liquid steel per year, until 2013. Purchase price varies in relation to changes in the costs of production.

(h) In 1997 Sidor entered into a twenty-year sales contract with Ferrominera del Orinoco (“FMO”) under which it committed to sell, at buyer’s requirements, up to 2 million tons per year of pellets to FMO. The price is based on the sale price of FMO’s iron ore to Sidor plus and applicable margin. Sidor and FMO entered into an amendment of the 1997 contract on November 11, 2005. The revised contract sets the iron ore price at the lower of the price charged by FMO to its customers (other than certain newly-created state-owned steel producers) in the Venezuelan domestic market, and 80% of a market reference price (which percentage may drop to 70%).

In connection with the iron ore contract, in 1997 Sidor and FMO entered into another agreement under which Sidor committed to sell, upon the request of FMO, up to 2.0 million tons per year of pellets to FMO, at a price based on the sale price at which FMO sells iron ore to Sidor plus an applicable margin paid to Sidor for the production of pellets, which is determined using market references.

(i) Hylsa’s production process requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energa Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply of a contracted electrical demand of 143.2 MW. This contract currently supplies approximately 42% of Hylsa’s electricity needs with the remainder supplied by CFE, the Mexican State-owned utility. The contract with Iberdrola will terminate in 2027.

(j) Hylsamex S.A. de C.V. and subsidiaries enter into 21 long term operational leasing agreements for the rental of machinery, materials handling equipment, earth moving equipment, computers and assorted vehicles. Total amounts due, from 2006 to 2010, include USD39.1 million in leasing payments. Total loss for lease payments recorded in the year ended December 31, 2005 accounts for USD 10.2 million.

Future minimum lease payments under non-cancellable operating leases are as follows:

Year	USD Thousands
2006	14,506
2007-2010	24,552

Total	39,058

(k) On October 24, 2003, Ternium’s subsidiary Siderar, together with Tenaris, entered into a joint gas purchase agreement with Repsol-YPF. Under the agreement, which incorporate certain take-or-pay conditions, Siderar committed to purchase up to 400 million cubic meters of gas during the life of the four year contract, expiring at the end of 2006 at a price to be negociated by the parties on an annual basis. At December 31, 2004, the parties to the joint agreement fulfilled the purchase commitments originated therein, as a result of which all outstanding obligations resulting from the take-or-pay provisions have ceased to exist.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

29 Contingencies, commitments and restrictions on the distribution of profits (continued)

(vi) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital.

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated combined financial statements may not be wholly distributable.

Shareholders’ equity under Luxembourg law and regulations comprises the following captions (amounts in USD thousands):

At December 31, 2005
Share capital	1,396,552
Legal reserve	139,655
Distributable reserves	279,581
Non distributable reserves	980,018
Accumulated deficit at January 1, 2005	(12)
Profit for the year	107,624

Total shareholders equity under Luxembourg GAAP	2,903,418

30 Earnings per share

On December 30, 2004, the Company converted the currency in which its share capital is expressed from EUR to USD. The share capital of EUR 31,000, represented by 31 shares of EUR 1,000 nominal value each, was converted into USD 41,471.80, represented by 31 shares of no nominal value. On June 17, 2005, the share capital of the Company was restructured by setting the nominal value per share at USD 1 and dividing the 31 issued shares into 41,471 shares of USD 1 nominal value each, and further transferring USD 0.80 to the share premium account of the Company.

On June 29, 2005, ISL contributed all of its assets (including 41,470 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this contribution, the 41,470 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 959,482,776 represented by 959,482,776 shares of 1 USD nominal value each.

On September 15, 2005, ISL made a second contribution of all of its assets (including 750,021,919 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this second contribution, the 750,021,919 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 1,168,943,632 represented by 1,168,943,632 shares of 1 USD nominal value each.

As mentioned in Note 1, in October 2005, Usiminas exchanged its 5.32% equity interest in Siderar, its 16.58% equity interest in Amazonia and its 19.11% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange the capital was increased to USD 1,396,552, represented by 1,396,551,887 shares of 1 USD nominal value each.

The Company’s combined earnings per share for the years ended December 31, 2004 and 2003 have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in each period. For fiscal year 2005, the weighted average of shares outstanding totaled 1,209,476,609 shares.

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares assumes that 1,168,943,632 shares were issued and outstanding as of January 1, 2003. Diluted earnings per share have been calculated giving effect to the conversion of the Subordinated Convertible Loans on the date each one was entered into.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

30 Earnings per share (continued)

	2005	2004	2003
Profit attributable to equity holders of the Company	704,406	457,339	218,215
Weighted average number of ordinary shares in issue	1,209,476,609	1,168,943,632	1,168,943,632
Basic earnings per share (USD per share)	0.58	0.39	0.19
Diluted earnings per share (USD per share)	0.54	0.39	0.19

31 Related party transactions

The Company is controlled by San Faustín, which at December 31, 2004 indirectly owned 100% of Ternium’s shares and voting rights. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Island Corporation. For commitments with Related Parties see Note 29.

The following transactions were carried out with related parties:

	Year ended December 31,
	2005	2004
(i) Transactions

(a) Sales of goods and services

Sales of goods to other related parties	36,978	23,665
Sales of services to associated parties	2,905	12,751
Sales of services to other related parties	5,636	1,399

	45,519	37,815

(b) Purchases of goods and services
Purchases of goods from associated parties	85,636	293,353
Purchases of goods from other related parties	71,205	68,826
Purchases of services from other related parties	21,792	28,662

	178,633	390,841

(c) Financial results
Income with associated parties	44,697	208,575
Income with other related parties	89	1,745
Expenses with other related parties	(10,043)	(7,843)

	34,743	202,477

	At December 31,
	2005	2004
(ii) Year-end balances

(a) Arising from sales/purchases of goods/services
Receivables from associated parties	71,317	94,401
Receivables from other related parties	18,175	91,301
Payables to associated parties	(13,644)	(78,325)
Payables to other related parties	(17,914)	(40,359)

	(57,934)	67,018

(b) Other investments

Time deposit	10,450	11,171

(c) Other balances
Trust fund with other related parties (Note 22)	5,185	88,755
Amazonia convertible debt instrument (Note 17)	—	127,576
Other	—	7,874

	5,185	224,205

(d) Financial debt

Borrowings with other related parties (Note 28)	(607,472)	(75,927)

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

(iii) Officers and Directors’ compensation

The aggregate compensation of Officers and Directors earned during the years ended December 31, 2005 and 2004 amounts to USD 4,485 thousand and 3,050 thousand, respectively. No compensation has been determined or paid to any of its directors during 2003.

32 Cash flow disclosures

	Year ended December 31,
	2005	2004	2003
(i) Changes in working capital (i)
Inventories	(133,995)	(114,686)	(19,416)
Receivables and prepayments	3,103	(138,248)	(73,631)
Trade receivables	97,814	(55,273)	22,341
Other liabilities	46,117	10,233	12,163
Trade payables	41,381	93,304	2,881

	54,420	(204,670)	(55,662)

(ii) Income tax accruals less payments
Tax accrued	218,492	177,486	94,087
Taxes paid	(262,500)	(57,276)	—

	(44,008)	120,210	94,087

(iii) Interest accruals less payments, net
Interest accrued	81,608	18,257	39,980
Interest paid	(60,256)	(9,174)	(34,552)

	21,352	9,083	5,428

(i) Changes in working capital are shown net of the effect of exchange rate changes.

33 Recently issued accounting pronouncements

1. IFRIC Interpretation No. 8, Scope of IFRS 2

In January 2005, IFRIC issued IFRIC Interpretation No. 8, Scope of IFRS 2 (“IFRIC 8”). The issue addressed in IFRIC 8 is whether IFRS 2 applies to transactions in which the entity cannot identify specifically some or all of the goods or services received. An entity shall apply this Interpretation for annual periods beginning on or after 1 May 2006. Earlier application is encouraged. If an entity applies this Interpretation to a period beginning before 1 May 2006, it shall disclose that fact. The Company’s management estimates that the application of this Interpretation will not have a material effect on the Company’s financial condition or results of operations.

2. Amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates Net Investment in a Foreign Operation

In December 2005, the International Accounting Standards Board (“IASB”) issued an amendment to International Accounting Standard No. 21, “The Effects of Changes in Foreign Exchange Rates Net Investment in a Foreign Operation” (“IAS 21”). The amendment finalizes proposals that were contained in Draft Technical Correction 1 Proposed Amendments to IAS 21 Net Investment in a Foreign Operation published in September 2005 and is applicable for annual periods beginning on or after January 1, 2006. Earlier application is encouraged. The Company’s management estimates that the application of this Amendment will not have a material effect on the Company’s financial condition or results of operations.

3. IFRIC Interpretation No. 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

In November 2005, IFRIC issued IFRIC Interpretation No. 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (“IFRC 7”), which provides guidance on how to apply the requirements of International Accounting Standard No. 29 (“IAS 29”) in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period, and the entity therefore restates its financial statements in accordance with IAS 29. An entity shall apply this Interpretation for annual periods beginning on or after 1 March 2006. Earlier application is encouraged. If an entity applies this Interpretation to financial statements for a period beginning before 1 March 2006, it shall disclose that fact. The Company’s management estimates that the application of this Intepretation will not have a material effect on the Company’s financial condition or results of operations.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

33 Recently issued accounting pronouncements (continued)

4. Amendment to IAS 1, Presentation of Financial Statements

In August 2005, the IASB issued an amendment to International Accounting Standard No. 1 “Presentation of Financial Statements”. This amendment requires companies to disclose certain information about (a) the entity’s objectives, policies and processes for managing capital; (b) quantitative data about what the entity regards as capital; (c) whether the entity has complied with any capital requirements; and (d) if it has not complied, the consequences of such non-compliance. This document finalizes some of the proposals that were contained in Exposure Draft 7 Financial Instruments: Disclosures (ED 7) published in July 2004. The remaining proposals in ED 7 were finalized in IFRS 7 Financial Instruments: Disclosures. Entities shall apply the amendments in this document for annual periods beginning on or after 1 January 2007. Earlier application is encouraged. The Company’s management estimates that the application of this Amendment will not have a material effect on the Company’s financial condition or results of operations.

5. International Financial Reporting Standard No. 7, Financial Instruments: Disclosures

In August, 2005, the IASB issued International Financial Reporting Standard No. 7, Financial Instruments: Disclosures (“IFRS 7”). The objective of IFRS 7 is to require entities to provide disclosures in their financial statements that enable users to evaluate: (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks. The principles in IFRS 7 complement the principles for recognizing measuring and presenting financial assets and financial liabilities in International Accounting Standard No. 32 “Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement”. An entity shall apply this IFRS for annual periods beginning on or after 1 January 2007. Earlier application is encouraged. If an entity applies this IFRS for an earlier period, it shall disclose that fact. The Company’s management estimates that the application of IFRS 7 will not have a material effect on the Company’s financial condition or results of operations.

34 Financial risk management

(1) Financial risk factors

Ternium’s activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates. Ternium’s subsidiaries use derivative financial instruments to minimize potential adverse effects on Ternium’s financial performance, by hedging certain risk exposures.

(i) Foreign exchange rate risk

Ternium operates in export markets and is exposed to foreign exchange rate risk arising from some currency exposures. Ternium’s relevant subsidiaries use forward contracts in order to hedge their exposure to exchange rate risk primarily derived from their exports.

Ternium aims to neutralize the negative impact of fluctuations in the value of these exports currencies with respect to the U.S. dollar. However, the fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the result of these efforts as reported under IFRS.

(ii) Interest rate risk

Ternium’s income and operating cash flows are substantially independent from changes in market interest rates. The Group’s interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk.

(iii) Concentration of credit risk

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales.

Ternium’s subsidiaries have policies in place to ensure that sales of products and services are made to customers with an appropriate credit history, or use credit insurance, letters of credit and other instruments to reduce credit risk whenever deemed necessary. These subsidiaries maintain allowances for potential credit losses.

Derivative counterparties and cash transactions are limited to high quality financial institutions.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

34 Financial risk management (continued)

(1) Financial risk factors

(iv) Liquidity risk

Management maintains sufficient cash and marketable securities, availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

(v) Gas and electricity supply

Sidor relies heavily upon two Venezuelan state-owned companies for the provision of gas and electricity, which are critical for the operation of its plant and equipment. A major disruption in the gas and electricity supply process, such as strikes, lockouts and other problems, would impact Sidor significantly. However, the risk of such a disruption at the current time appears to be low.

(vi) Iron ore supply

Expenditures for iron ore constitute one of the company’s largest individual raw material costs. While Sidor purchases all of its iron ore from a Venezuelan state-owned company, a number of other sources are available. Although management believes that Sidor will be able to continue to purchase iron ore on favorable terms, there can be no assurance that Sidor could timely purchase sufficient quantities of that raw material from alternative suppliers at prices comparable to those offered by its current supplier.

(2) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in fair value are disclosed under Financial income, net line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. The fair value of derivative instruments is disclosed in Note 27.

(3) Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, including the trust fund, the Company uses quoted market prices.

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each balance sheet date.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

35 Post balance sheet events

The following are the main post balance sheet events:

(a)	As mentioned in Note 3, the Company entered into the Subordinated Convertible Loan Agreements for a total aggregate amount of USD594 million to fund the acquisition of Hylsamex. As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium’s ADSs to the Underwriters. On February 6, 2006 the Company delivered the above mentioned ADSs and, accordingly, the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares.

(b)	As mentioned in Note 1, the Company’s management used the proceeds from the Initial Public Offering to repay Tranche A of the Ternium Credit Facility. On February 6, 2006, the Company delivered the ADSs to the Underwriters and collected the amount that were used to fully repay Tranche A of the Ternium Credit Facility and to provide for Initial Public Offering related expenses.

(c)	On February 23, 2006 the underwriter exercised the option to purchase 2,298,136 ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS.

36 Reconciliation of net income and shareholders’ equity to US GAAP

I. Differences in measurement methods

The principal differences between IFRS and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	For the year ended December 31,
	2005	2004	2003
Net income attributable to equity holders of the Company in accordance with IFRS	704,406	457,339	218,215
US GAAP adjustments – income (expense)
Valuation of fixed assets- PP&E (Note 36.a)	123,824	79,493	72,890
Troubled debt restructuring (Note 36.b)	14,820	—	—
Accounting for pension plans (Note 36.c)	(991)	(164)	(468)
Inventory valuation (Note 36.d)	(5,882)	(1,628)	(813)
Capitalization of interest cost- PP&E (Note 36.e)	(910)	152	(278)
Capitalization of interest cost- Intangible assets (Note 36.e)	(302)	313	80
Changes in fair value of financial assets through profit and loss (Note 36.f)	50,819	(1,361)	12,147
Equity in investments in associated companies- Amazonia (Note 36.h)	—	(76,926)	24,237
Excess of fair value of assets acquired over cost (Note 36.i)	(170,510)	—	—
Revaluation reserve over pre-acquisition interest in Amazonia (Note 36.j)	5,734	—	—
Acquisition of minority interest in controlled subsidiaries (Note 36.k)	(4,101)	—	—
Valuation of intangible assets and other assets (Note 36.m)	(674)	—	—
Deferred income tax (Note 36.n)	(51,315)	(27,101)	(29,251)
Minority interest (Note 36.o)	(105,613)	(5,462)	(32,586)

Net income in accordance with US GAAP	559,305	424,655	264,173

Weighted average number of shares outstanding (thousands)	1,209,477	1,168,944	1,168,944
Consolidated basic earnings per share in accordance with US GAAP	0.46	0.36	0.23
Consolidated diluted earnings per share in accordance with US GAAP	0.43	0.36	0.23

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

36 Reconciliation of net income and shareholders’ equity to US GAAP (continued)

	As of December 31,
	2005	2004
Shareholders’ equity in accordance with IFRS	1,842,454	1,026,725
Valuation of fixed assets- PP&E (Note 36.a)	(1,410,264)	(962,453)
Troubled debt restructuring (Note 36.b)	(12,051)	—
Accounting for pension plans (Note 36.c)	5,227	1,463
Inventory valuation (Note 36.d)	(14,854)	(7,476)
Capitalization of interest cost- PP&E (Note 36.e)	7,083	5,697
Capitalization of interest cost- Intangible assets (Note 36.e)	344	647
Accounting for convertible debt (Note 36.g)	—	572,413
Equity in investments in associated companies- Amazonia (Note 36.h)	—	(163,529)
Excess of fair value of assets acquired over cost (Note 36.i)	(267,542)	—
Revaluation reserve over pre-acquisition interest in Amazonia (Note 36.j)	(85,962)	—
Acquisition of minority interest in controlled subsidiaries (Note 36.k)	470,850	—
Equity securities issuance cost (Note 36.l)	5,456	—
Valuation of intangible assets and other assets (Note 36.m)	(1,300)	—
Deferred income tax (Note 36.n)	507,253	336,743
Minority interest (Note 36.o)	389,944	144,025

Shareholders’ equity in accordance with US GAAP	1,436,638	954,255

Changes in shareholders’ equity under US GAAP are as follows:

	Year ended December 31,
	2005	2004
Shareholders’ equity (deficit) at the beginning of the year in accordance with US GAAP	954,255	382,703
Net income for the year in accordance with US GAAP	559,305	424,655
Usiminas exchange	531,088	—
Capital increase	54,758	—
Other comprehensive (loss) income	(424,116)	227,783
Dividends paid in cash and other distributions	(238,652)	(80,886)

Shareholders’ equity at the end of the year in accordance with US GAAP	1,436,638	954,255

(a) Valuation of fixed assets - property, plant and equipment

Under IFRS, the Company applied the provisions contained in IFRS 1 for the revaluation of property, plant and equipment. Accordingly, a technical revaluation was adopted by the Company as the deemed cost for its property, plant and equipment.

Under US GAAP, no accommodations are given to first-time adopters with regards to estimates of the original value of property, plant and equipment. Thus, no revaluations have been made for US GAAP purposes and historical cost has been used by the Company as its basis of accounting for this caption. The US GAAP adjustment to net income represents the difference in depreciation charge for the year.

(b) Troubled debt restructuring

In June 2003, Amazonia and Sidor concluded the restructuring of their financial indebtedness. Under IFRS, those companies accounted for their debt restructuring process in accordance with the guidelines set forth by IAS 39, which states that a substantial modification of the terms of an existing debt instrument (whether or not due to the financial difficulty of the debtor) should be accounted for as an extinguishment of the old debt. For purposes of IAS 39, the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original debt instrument. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred are an adjustment to the carrying amount of the liability and are amortized over the remaining term of the modified loan. As the terms of Sidor’s new debt were deemed to be substantially different (as this term is defined by IAS 39), that company recorded a USD59.5 million gain on restructuring in fiscal 2003.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

36 Reconciliation of net income and shareholders’ equity to US GAAP (continued)

Under US GAAP, Sidor followed the provisions contained in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”) which states that in the case of a troubled debt restructuring (as this term is defined by SFAS 15) involving a cash payment and a modification of terms, a debtor shall reduce the carrying amount of the payable by the total fair value of the assets transferred and no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring. Future interest expense, if any, shall be determined by applying the interest rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. Based on the above, no gain on restructuring has been recorded by Sidor under US GAAP. The US GAAP adjustment to net income represents the difference in interest expense for the year arising from the application of a different effective interest rate under US GAAP as compared to IFRS.

(c) Accounting for pension plans

Under IFRS, the Company accounts for benefits granted to its employees in accordance with the provisions contained in International Accounting Standard No. 19 “Employee Benefits” (“IAS 19”), which requires an enterprise to recognize (i) a liability when an employee has provided service in exchange for employee benefits to be paid in the future; and (ii) an expense when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits.

Under US GAAP, the Company follows the guidance set forth by Statement of Financial Accounting Standard No. 87 “Employers’ Accounting for Pensions” (“SFAS No. 87”), which contains provisions substantially consistent with those provided by IAS No. 19. Nevertheless, differences arise as a consequence of the following:

a.	Under IFRS Venezuela was considered a hyperinflationary country through December 31, 2002 while under US GAAP Venezuela ceased being hyperinflationary as from January 1, 2002. The effect of such a divergence gave rise to differences in the accounting for employee benefits.

b.	Under IFRS, past-service costs are recognized immediately as expenses, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. Under US GAAP, past service costs are recognized over the remaining service lives of active employees.

(d) Inventory valuation

Under both IFRS and US GAAP, the Company values inventory at the lower of cost or net realizable value. Nevertheless, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002, while, under US GAAP, Venezuela ceased being hyperinflationary as from January 1, 2002. Accordingly, for IFRS purposes, the historical cost of inventories has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under US GAAP, no inflation adjustment has been recorded.

In addition, the outstanding balance of inventories at year-end contains a portion of the depreciation of property, plant and equipment for the year. As mentioned in Note 36.a above, the value of property, plant and equipment for IFRS purposes has been determined based on a technical revaluation while historical cost has been used under US GAAP. Accordingly, the carrying amount and the annual depreciation charge under IFRS are higher than those determined under US GAAP. Therefore, this US GAAP adjustment reflects the reversal of the excess depreciation of property, plant and equipment capitalized within inventory under IFRS.

(e) Capitalization of interest cost

Under IFRS, the Company follows the guidance set forth by International Accounting Standard No. 23 “Borrowing Costs” (“IAS 23”), which states that interest cost should be recognized as an expense in the period in which it is incurred. IAS 23 provides for an allowed alternative treatment under which interest cost that is directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as part of the cost of that asset. In case the allowed alternative treatment is applied, the amount of interest cost eligible for capitalization should be determined in accordance with IAS 23. However, for IFRS purposes, the Company elected to follow the general guidance contained in IAS 23 and interest cost has been expensed as incurred.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

36 Reconciliation of net income and shareholders’ equity to US GAAP (continued)

Under US GAAP, the Company applies the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (“SFAS No. 34”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. In accordance with these requirements, interest was capitalized during the years ended December 31, 2005, 2004 and 2003. The net US GAAP adjustment also includes amortization of the interest capitalized.

(f) Changes in fair value of financial assets through profit and loss

The Company had certain investments in trust funds. Under IFRS, the Company carried these investments at fair value through profit or loss with unrealized gains and losses, if any, included in the statement of income.

Under US GAAP, the Company carried these investments at market value with material unrealized gains and losses, if any, included in Other comprehensive income in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). At December 31, 2005, the Company settled its available-for-sale investments and the unrealized gains recorded within other comprehensive income were reclassified into the statement of income.

(g) Accounting for convertible debt

Under IFRS, the investment in the convertible debt instrument issued by Amazonia was carried at cost. Under US GAAP, this security was valued at its fair value at each balance sheet date with changes in value recorded directly in Other comprehensive income as the Company considered this security to be an “available-for-sale” security as defined by SFAS No. 115. Upon conversion of the Amazonia convertible debt instrument into shares of that company, the amounts previously recorded in Other comprehensive income have been reversed as an adjustment to the cost value of the convertible debt and the net carrying amount has been deemed purchase price paid for the common shares received.

(h) Equity in investments in associated companies

Under both IFRS and US GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for by the equity method. For purposes of the US GAAP reconciliation of net income and shareholders’ equity for the year ended December 31, 2004, the Company included under this line item the effect of the differences mentioned in items a. to e. above related to its investment in Amazonia and Sidor, as well as the following:

•	Ternium recorded an impairment provision on its investment in Amazonia in previous years. During 2004, and due to better conditions in the economic environment market of Sidor and based on projections of future cash flows estimated by the Company’s management, the impairment provision was reversed under IFRS. No impairment provision has been recorded under US GAAP.

(i) Excess of fair value of net assets acquired over cost

As mentioned in Note 29, on February 3, 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. As a result, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 “Business Combinations” (“IFRS 3”) and, accordingly, assets acquired and liabilities assumed have been valued at fair value. The excess of Ternium’s interest in the net fair value of Amazonia’s identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD 188.4 million) has been recognized in income for the year.

Under US GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standard No. 141 “Business Combinations” (“SFAS No. 141”), which states that the excess of fair value of acquired net assets over cost shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets. Accordingly, under US GAAP, the Company reversed the gain recognized for IFRS purposes. This adjustment also reflects the effect of the above-mentioned difference on the depreciation of fixed assets, totaling USD 17.8 million.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

36 Reconciliation of net income and shareholders’ equity to US GAAP (continued)

(j) Revaluation reserve over pre-acquisition interest in Amazonia

As mentioned in Note 29, on February 3, 2005, the Company increased its equity interest in Amazonia from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, the Company recorded in equity (under “Revaluation and other reserves” line item) the excess of the fair value of its pre-acquisition interest in Amazonia’s net assets over their corresponding carrying amounts.

For US GAAP purposes, the Company applied the provisions contained in SFAS No. 141. Under SFAS No. 141, when a company increases its shareholding interest in an equity investee, no fair value revaluation shall be made on the pre-acquisition equity interest held. This adjustment also reflects the effect of the above-mentioned difference on the depreciation of fixed assets.

(k) Acquisition of minority interest in controlled subsidiaries

In August 2005, the Company acquired an additional equity interest in Amazonia through the acquisition of Hylsamex. Under IFRS, this acquisition has been accounted for following the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation being recorded directly in equity.

In October 2005, the Company acquired an additional equity interest in Ylopa, Amazonia and Siderar through the Usiminas Exchange. Under IFRS, this acquisition has also been accounted for following the economic entity model and thus, it was recorded at carrying amount at acquisition date.

Under US GAAP when a company acquires an additional equity interest in a controlled subsidiary, this acquisition is recorded at fair value. Accordingly, under US GAAP, the Company (i) reversed the amounts charged to equity under IFRS in connection with the acquisition of an additional equity interest in Amazonia through the acquisition of Hylsamex, and (ii) allocated the difference between fair value and carrying amount arising from the above mentioned acquisitions to net tangible and identifiable intangible assets and goodwill.

As mentioned in Note 29, on February 3, 2005, the Company increased its equity interest in Amazonia from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, the Company recorded the interest corresponding to minority equity holders of Amazonia at fair value. Under IFRS, the remaining minority interest in Amazonia at year-end (representing 10.9% of this company’s share capital) has been valued at fair value, resulting in an adjustment to minority interest of USD 257.4 million. Under US GAAP, the interest of minority equity holders of Amazonia has been valued at pre-acquisition carrying amount of net assets. No reconciling item has been shown in the reconciliation of shareholders’ equity and net income for the year as this difference has no effect on those amounts.

The chart below shows the net carrying amount of Property, plant and equipment and goodwill under IFRS and US GAAP after the application of all the above mentioned adjustments:

	Net carrying amount at December 31, 2005
	IFRS	US GAAP
Property, plant and equipment	5,463,871	3,967,401
Goodwill	399,694	610,330

(l) Equity securities issuance cost

Under IFRS, expenses incurred at year-end in connection with the issuance of equity securities effected in 2006 (totaling USD 5.5 million) has been deducted from shareholders’ equity. Under US GAAP, this amount has been shown within total assets.

(m) Valuation of intangible assets and other assets

Under both IFRS and US GAAP, the Company values intangible assets and other assets at historical cost. Nevertheless, as mentioned in Note 36.c above, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002 while, under US GAAP, Venezuela ceased being hyperinflationary as from January 1, 2002. Accordingly, for IFRS purposes, the historical cost of intangible assets and other assets has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under US GAAP, no inflation adjustment has been recorded.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

36 Reconciliation of net income and shareholders’ equity to US GAAP (continued)

(n) Deferred income tax

Under US GAAP the Company calculated the effect of all of the above mentioned adjustments on deferred income taxes.

(o) Minority Interest

This adjustment represents the effect on minority interest of all the foregoing differences between IFRS and US GAAP.

(p) Net income

Under US GAAP, net income is shown net of the portion of the Company’s gain (loss) for the year attributable to minority shareholders. Accordingly, for US GAAP purposes, net income represents the gain (loss) attributable only to majority equity holders. Under IFRS, net income represents total gain (loss) obtained by the Company in a given period before offsetting the portion attributable to minority shareholders.

(q) Cumulative translation differences exemption

As mentioned in Note 4.(a), Ternium applied the cumulative translation differences exemption provided by IFRS 1 and, accordingly, has set the previously cumulative translation differences to zero at January 1, 2003. This exemption is not available under US GAAP. Nevertheless, this circumstance does not give rise to a difference between total shareholders’ equity under IFRS and US GAAP, but to a reclassification within shareholders’ equity.

II. Other significant US GAAP disclosure requirements

The following is a summary of additional financial statement disclosures required under US GAAP:

(a) Statement of combined consolidated comprehensive income under US GAAP

Ternium uses SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise (i) classify items of other comprehensive income (loss) by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

	As of December 31,
	2005	2004
Net income for the year	559,305	424,655

Foreign currency translation adjustment	(39,247)	(10,776)
Change in fair value of available for sale securities	(384,869)	238,559

Total other comprehensive income	(424,116)	227,783

Comprehensive income	135,189	652,438

The accumulated balances related to each component of other comprehensive income were as follows:

	Foreign currency translation adjustment for the year ended December 31,
	2005	2004
Balance at the beginning of the year	(144,587)	(133,811)
Decrease for the year	(39,247)	(10,776)

Balance at the end of the year	(183,834)	(144,587)

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

36 Reconciliation of net income and shareholders’ equity to US GAAP (continued)

	Change in fair value of financial assets for the year ended December 31,
	2005	2004
Balance at the beginning of the year	384,869	146,310
(Decrease) increase for the year	(384,869)	238,559

Balance at the end of the year	—	384,869

(b) Supplemental cash flow information

	Year ended December 31, 2005
	Hylsamex	Amazonia	Siderar
Details of Acquisition of Subsidiary Companies:
Non-cash assets acquired:
Investments	337,039	9,875	—
Trade accounts receivable	305,831	188,978	—
Other receivables	72,069	162,199	—
Inventories	345,053	284,676	—
Intangible assets	133,079	3,893	—
Property, plant and equipment	2,129,325	2,444,289	—
Other assets	7,032	36,800	—

Total non-cash assets acquired	3,329,428	3,130,710	—

Liabilities assumed:
Trade accounts payable	(234,325)	(371,908)	—
Current tax liabilities	(19,000)	(7,630)	—
Borrowings	(751,730)	(656,658)	—
Pension benefits	(116,860)	(78,425)	—
Deferred income tax	(449,537)	(284,242)	—
Other liabilities	(21,521)	(35,666)	—
Provisions	—	(37,163)	—

Total liabilities assumed	(1,592,973)	(1,471,692)	—

Net non-cash assets acquired	1,736,455	1,659,018	—
Cash acquired	215,411	305,342	—

Net assets acquired	1,951,866	1,964,360	—

Minority interest	(160,576)	(1,338,320)	—
Pre-acquisition interest in Amazonia	—	(323,229)	—
Goodwill (excess of fair value of net assets acquired over cost)	405,388	(220,767)	—
Non-cash assets surrendered	—	(82,044)	—

Purchase price paid for acquired companies	2,196,678	—	—
Cash acquired	(215,411)	(305,342)	—

Net cash paid (received) for acquired companies	1,981,267	(305,342)	—

Increase in shareholding interest in subsidiary companies:
Minority interest	—	109,171	54,432
Increase in fair value of net assets acquired	—	116,424	38,404
Goodwill	—	149,391	61,244

Purchase price paid	—	374,986	154,080

(c) Recently issued accounting pronouncements

1. Statement of Financial Accounting Standard No. 156, “Accounting for Servicing of Financial Assets” (“SFAS No. 156”)

In March 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 156, “Accounting for Servicing of Financial Assets” (“SFAS No. 156”). SFAS No. 156 amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

36 Reconciliation of net income and shareholders’ equity to US GAAP (continued)

a.	Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain specific situations.

b.	Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

c.	Permits an entity to choose between two different subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities.

d.	At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under FASB Statement No. 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

e.	Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement.

The Company’s management has not assessed the potential impact of this standard on its financial statements.

2. Statement of Financial Accounting Standard No. 155 “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”)

In February 2006, the FASB issued SFAS No. 155, which amends Statements No. 133 and 140. This Statement:

a.	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

b.	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133

c.	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

d.	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

e.	Amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted. Provisions of this Statement may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis.

At adoption, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument should be recognized as a cumulative-effect adjustment to beginning retained earnings. An entity should separately disclose the gross gains and losses that make up the cumulative-effect adjustment, determined on an instrument-by-instrument basis. Prior periods should not be restated.

The Company’s management has not assessed the potential impact of this standard on its financial statements.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

36 Reconciliation of net income and shareholders’ equity to US GAAP (continued)

3. Statement of Financial Accounting Standard No. 154 “Accounting Changes and Error Corrections — a replacement of APB No. 20 and FAS No. 3” (“SFAS No. 154”)

In May 2005, the FASB issued SFAS No. 154, which replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. This Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement.

The Company’s management believes that the application of SFAS No. 154 will not have a material impact on the Company’s financial condition or results of operations.

4. Emerging Issues Task Force Issue 05-08 (“Issue 05-08”)

In September 2005, the Emerging Issues Task Force (“EITF”) discussed Issue 05-08, which establishes additional guidance with respect to accounting for income tax consequences of issuing convertible debt with a beneficial conversion feature. Issue 05-08 should be applied to financial statements beginning in the first interim or annual reporting period beginning after December 15, 2005. This Issue should be applied by retrospective application pursuant to FASB Statement No. 154 to all instruments with a beneficial conversion feature accounted for under Issue 00-27. Therefore, this Issue would also be applicable to debt instruments that were converted (or extinguished) in prior periods but are still presented in the financial statements. Early application is permitted in periods for which financial statements have not been issued.

The Company’s management has not assessed the potential impact of this standard on its financial statements.

5. Emerging Issues Task Force Issue 05-07 (“Issue 05-07”)

In September 2005, the EITF discussed Issue 05-07, which addresses how to account for modifications to conversion options embedded in debt instruments and other related issues. This Issue applies to convertible debt instruments that are accounted for under APB Opinion No. 14 and related interpretations and to modifications that are not accounted for as extinguishments under Issue 96-19. This Issue should be applied to future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005. Early application of this guidance is permitted in periods for which financial statements have not yet been issued.

The Company’s management has not assessed the potential impact of this standard on its financial statements.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements (Contd.)

36 Reconciliation of net income and shareholders’ equity to US GAAP (continued)

6. Emerging Issues Task Force Issue 05-06 (“Issue 05-06”)

In June and September 2005, the EITF discussed Issue 05-06, which addresses the amortization period for leasehold improvements in operating leases that are either (a) placed in service significantly after and not contemplated at or near the beginning of the initial lease term or (b) acquired in a business combination. This Issue does not address the amortization of intangible assets that may be recognized in a business combination for the favorable or unfavorable terms of a lease relative to market prices. The Task Force reached a consensus that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured (as defined in paragraph 5 of FASB Statement No. 13) at the date of acquisition. Also, the Task Force reached a consensus that leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured (as defined in paragraph 5 of FASB Statement No. 13) at the date the leasehold improvements are purchased. Furthermore, at the September 15, 2005 meeting, the Task Force agreed to clarify that the consensus in this Issue does not apply to preexisting leasehold improvements. Therefore, the consensus in this Issue should not be used to justify the reevaluation of the amortization period for preexisting leasehold improvements for additional renewal periods that are reasonably assured when new leasehold improvements are placed into service significantly after and are not contemplated at or near the beginning of the lease term. This Issue should be applied to leasehold improvements (within the scope of this Issue) that are purchased or acquired in reporting periods beginning after Board ratification of the consensus (June 29, 2005). Early application of the consensus is permitted in periods for which financial statements have not been issued.

The Company’s management has not assessed the potential impact of this standard on its financial statements.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 30, 2006	TERNIUM S.A.

	By	/s/ Roberto Philipps
	Name:	Roberto Philipps
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of March 17, 2006

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York*

4.1	Participation Agreement (“Contrato de Cuentas en Participacion”), dated June 20, 2003, between Sidor, C.A. and Ylopa Servicos de Consultadoria, Lda., as amended and supplemented as of October 15, 2003 and November 18, 2004**

4.2	Participation Agreement (“Contrato de Cuentas en Participacion”), dated June 20, 2003, between Sidor, C.A. and Corporacion Venezolana de Guayana, as amended and supplemented as of October 15, 2003 and November 18, 2004**

4.3	Form of Corporate Reorganization Agreement, between Ternium S.A. and Inversora Siderurgica Limited***

4.4	Shareholders’ Agreement, dated July 20, 2005, between I.I.I.—Industrial Investments Inc. and Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS**

4.5	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***

4.6	Contribution and Subscription Agreement, dated as of September 15, 2005, among Usinas Siderurgicas de Minas Gerais S.A.—USIMINAS, SLP 11.785 A/S (to be renamed “Usiminas Europa A/S”) and Ternium S.A. **

4.7	Convertible and Subordinated Loan Agreement, dated as of July 28, 2005, among I.I.I.—Industrial Investments Inc., I.I.I. Industrial Investments Inc. and Ternium S.A. (formerly “Zoompart Holding S.A.”) **

4.8	Convertible and Subordinated Loan Agreement, dated as of July 28, 2005, among I.I.I.—Industrial Investments Inc., Tenaris S.A. and Ternium S.A. (formerly “Zoompart Holding S.A.”) **

4.9	Second Convertible and Subordinated Loan Agreement, dated as of August 16, 2005, among I.I.I.—Industrial Investments Inc., Tenaris S.A. and Ternium S.A. (formerly “Zoompart Holding S.A.”) **

4.10	Convertible and Subordinated Loan Agreement, dated as of August 4, 2005, among I.I.I.—Industrial Investments Inc., Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS and Ternium S.A. (formerly “Zoompart Holding S.A.”) **

4.11	Second Convertible and Subordinated Loan Agreement, dated as of August 18, 2005, among I.I.I.—Industrial Investments Inc., Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS and Ternium S.A. (formerly “Zoompart Holding S.A.”) **

4.12	Convertible and Subordinated Loan Agreement, dated as of August 16, 2005, among I.I.I.—Industrial Investments Inc., Techintrade Corp. and Ternium S.A. (formerly “Zoompart Holding S.A.”)**

4.13	Second Amended and Restated Credit Agreement, dated August 16, 2005, among I.I.I.—Industrial Investments Inc., Citibank N.A., as administrative and collateral agent and the banks and financial institutions named therein, as amended as of September 21, 2005**

4.14	Ternium Accession Agreement, dated as of September 22, 2005, between I.I.I.—Industrial Investments Inc. and Ternium S.A.**

8.1	List of Subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).
**	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 11, 2006 (File No. 333-130950).
***	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).