Form 20-F
period 2006-12-31
Ternium S.A.
filed 2007-06-29
CIK 1342874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-327734

TERNIUM S.A.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

46a, Avenue John F. Kennedy—2nd floor

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

2,004,743,442 ordinary shares, par value USD1.00 per share

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

Item 17    ☐                    Item 18    ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    ☐                    No    ☒

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristián J.P. Mitrani Mitrani Caballero Ojam Abogados Alicia Moreau de Justo 400, 3 rd Floor C1007AAH—Buenos Aires, Argentina (54-11) 4590-8600	Carlos J. Spinelli-Noseda, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

i

CERTAIN DEFINED TERMS

In this annual report, unless otherwise specified or if the context so requires:

•	References to “the Company”, “we”, “us” or “our” are exclusively to Ternium S.A., a joint stock corporation (société anonyme holding) organized under the laws of the Grand Duchy of Luxembourg;

•

References to “Ternium” refer to the flat and long steel manufacturing, processing and distribution businesses of various companies under the common control of San Faustín N.V. As part of a corporate reorganization, these companies were reorganized as our subsidiaries. See notes 1 and 2 to our consolidated financial statements included elsewhere in this annual report and Item 4. “Information on the Company—History and Corporate Organization”;

•

References to “Siderar” are to Siderar S.A.I.C., a corporation (sociedad anónima industrial y comercial) organized under the laws of the Republic of Argentina (“Argentina”) and a subsidiary of the Company;

•

References to “Amazonia” refer to Consorcio Siderurgia Amazonia Ltd., a holding company organized under the laws of the Cayman Islands and a subsidiary of the Company that holds a 59.73% interest in Sidor;

•	References to “Sidor” are to Sidor C.A., a corporation (compañía anónima) organized under the laws of the Bolivarian Republic of Venezuela (“Venezuela”) and a subsidiary of the Company;

•

References to “Hylsamex” are to Hylsamex, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States (“Mexico”) and a subsidiary of the Company;

•	References to “Ylopa” are to Ylopa Serviços de Consultadoría Lda., a company established under the laws of Portugal and registered in the Madeira Free Zone;

•	References to “the Ternium companies” are to Ternium’s manufacturing subsidiaries, namely Siderar, Sidor and Hylsamex and their respective subsidiaries;

•	References to “Usiminas” are to Usinas Siderurgicas de Minas Gerais S/A—USIMINAS, a company organized under the laws of Brazil and a shareholder of the Company;

•	References to “Tenaris” are to Tenaris S.A., a joint stock corporation (société anonyme holding) organized under the laws of Luxembourg and a shareholder of the Company;

•	References to “ISL” are to Inversora Siderurgica Limited, a company organized under the laws of Gibraltar and the Company’s principal direct shareholder;

•	References to “San Faustín” are to San Faustín N.V., a corporation organized under the laws of the Netherlands Antilles and the Company’s indirect controlling shareholder;

•

References to the “Ternium internacional commercial network”, the “Ternium network” or “Ternium Internacional” are to an international group of companies, formerly known as Techintrade or the Techintrade network, that markets and provides worldwide distribution services for products offered primarily by Ternium.

•	References to “ADSs” are to the American Depositary Shares which are evidenced by American Depositary Receipts;

•	References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons; and

•	References to “billions” are to thousands of millions, or 1,000,000,000.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, or IFRS. IFRS differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. See note 34 to our audited consolidated financial statements included in this annual report, which provides a description of the principal differences between IFRS and U.S. GAAP as they relate to the Company and a reconciliation of net income and shareholders’ equity for the years and at the dates indicated.

Our audited consolidated financial statements as of, and for the years ended December 31, 2006, 2005 and 2004 included in this annual report consolidate, in addition to the consolidated results and other financial data of Siderar, Ylopa, and Ternium Internacional, the results and other financial data of Amazonia and Hylsamex, which companies came under the control of San Faustín on February 15, 2005 and August 22, 2005, respectively. As a result of the consolidation of Amazonia’s and Hylsamex’s results and other financial data, Ternium’s results and other financial data for the year ended December 31, 2006 varied significantly from the results and other financial data for the years ended December 31, 2005 and 2004. For a list of our subsidiaries, see note 2 to our audited consolidated financial statements included in this annual report. For comparative purposes, the audited combined consolidated financial data of Ternium as of December 31, 2005 and 2004 and for the years then ended included in this annual report combine and consolidate the results and other financial data of each of Siderar, Ylopa and Ternium Internacional, and recognize the investment in Amazonia under the equity method, as of each such dates and for each of the years then ended, on the basis that such companies were under the common control of San Faustín as of each such dates and for each such years. The effect of this presentation is to show the combined historical results, financial condition and other data of the various companies under the common control of San Faustín as though these companies had been our subsidiaries at the dates and during the periods presented. For more information, see notes 1, 2 and 3 to our audited consolidated financial statements included in this annual report.

Currencies

In this annual report, unless otherwise specified or the context otherwise requires:

•	“dollars”, “U.S. dollars” or “USD” each refers to the United States of America dollar;

•	“€”, “EUR” or “euros” each refers to the Euro;

•	“Argentine pesos” or “ARP” each refers to the Argentine peso;

•	“Venezuelan bolívares” or “VEB” each refers to the Venezuelan bolívar; and

•	“Mexican pesos” or “MXN” each refers to the Mexican peso.

On December 29, 2006, the exchange rate between the Argentine peso and the U.S. dollar (as published by Banco Central de la República Argentina, or the Argentine Central Bank), was ARP3.0695=USD1.00; the noon buying rate for the Venezuelan bolívar as certified for customs purposes by the Federal Reserve Bank of New York was VEB2,144.60=USD1.00; and the noon buying rate for the Mexican peso as published by the Federal Reserve Bank of New York was MXN10.7995=USD1.00. Those rates may differ from the actual rates used in preparation of Ternium’s consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that the U.S. dollars could have been or could be converted into any of these currencies.

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

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This annual report and any other oral or written statements made by us to the public may contain “forward-looking statements” within the meaning of and subject to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. This annual report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Ternium’s future financial condition and performance.

Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, Item 3. “Key Information,” Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk.”

We use words such as “aim,” “will likely result,” “will continue,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to Ternium’s business discussed under Item 3. “Key Information—D. Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to successfully implement our business strategy;

•	our ability to successfully integrate the operations of future acquisitions (for example, Grupo Imsa) into the operations of Ternium;

•	uncertainties about the degree of growth in the number of consumers in the markets in which Ternium operates and sells its products;

•

the impact of existing and new competitors in the markets in which Ternium operates, including competitors that may effect Ternium’s customer mix, profitability and revenue and/or offer less expensive products and services, desirable or innovative products, or have extensive resources or better financing;

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

A. Selected Financial Data

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated. Our consolidated financial statements were prepared in accordance with IFRS and were audited by Price Waterhouse & Co. S.R.L., Argentina, an independent registered public accounting firm and a member firm of PricewaterhouseCoopers. IFRS differ in certain significant respects from U.S. GAAP. See note 34 to our audited consolidated financial statements included in this annual report, which provide a description of the principal differences between IFRS and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the years and at the dates indicated therein.

The audited consolidated financial statements of Ternium as of December 31, 2006, 2005 and 2004 and for the years then ended included in this annual report consolidate, in addition to the consolidated results and other financial data of each of Siderar, Ylopa and Ternium Internacional, the results and other financial data of Amazonia and Hylsamex, which companies came under the control of San Faustín on February 15, 2005 and on August 22, 2005, respectively. As a result of the consolidation of Amazonia’s and Hylsamex’s results and other financial data, Ternium’s results and other financial data for the year ended December 31, 2006 varied significantly from the results and other financial data for the years ended December 31, 2005 and 2004. The audited combined consolidated financial data of Ternium as of December 31, 2005 and 2004 and for the years then ended included in this annual report combine and consolidate the results and other financial data of each of Siderar, Ylopa and Ternium Internacional, and recognize the investment in Amazonia under the equity method, as of each such dates and for each of the years then ended, on the basis that such companies were under the common control of San Faustín as of each such dates and for each such years. The effect of this presentation is to show the combined historical results, financial condition and other data of the various companies under the common control of San Faustín as though these companies had been our subsidiaries at the dates and during the years presented. For more information, see notes 1, 2 and 3 to our audited consolidated financial statements included in this annual report. For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, see “Presentation of Certain Financial and Other Information—Accounting Principles” and “Currencies.”

In thousands of U.S. dollars (except number of shares and per share data)	For the year ended December 31,
	2006	2005(1) (2)	2004(1) (2)	2003(1) (2)
Selected consolidated income statement data

IFRS
Net sales	6,568,975	4,447,680	1,598,925	1,056,566
Cost of sales	(4,301,384)	(2,488,980)	(965,004)	(671,720)

Gross profit	2,267,591	1,958,700	633,921	384,846
Selling, general and administrative expenses	(623,772)	(500,590)	(116,626)	(115,662)
Other operating expenses, net	(7,250)	(65,949)	(3,124)	(4,402)

Operating income	1,636,569	1,392,161	514,171	264,782

Interest expense	(112,918)	(81,608)	(18,257)	(39,980)
Interest income	52,554	32,324	8,911	6,036
Other financial (expenses) income, net	(322,417)	(261,452)	211,635	109,550
Excess of fair value of net assets acquired over cost	—	188,356	—	—
Equity in earnings of associated companies	4,534	21,524	209,201	110,250

Income before income tax expense	1,258,322	1,291,305	925,661	450,638
Income tax expense	(262,356)	(218,492)	(177,486)	(94,087)

Net income for the year(3)	995,966	1,072,813	748,175	356,551
Attributable to:
Equity holders of the Company	795,424	704,406	457,339	218,215
Minority interest	200,542	368,407	290,836	138,336

	995,966	1,072,813	748,175	356,551

Depreciation and amortization	424,495	316,405	99,192	85,479
Weighted average number of shares outstanding(4)	1,936,833,060	1,209,476,609	1,168,943,632	1,168,943,632
Basic earnings per share for profit attributable to the equity holders of the Company(4)	0.41	0.58	0.39	0.19
Diluted earnings per share for profit attributable to the equity holders of the Company(5)	0.41	0.54	0.39	0.19
Dividends per share declared(6)	0.05	—	—	—

U.S. GAAP
Net sales	6,568,975	4,447,680	1,598,925	1,056,566
Net income for the year(7)	841,018	559,305	424,655	264,173
Weighted average number of shares outstanding(4)	1,936,833,060	1,209,476,609	1,168,943,632	1,168,943,632
Basic earnings per share for profit attributable to the equity holders of the Company(4)	0.43	0.46	0.36	0.23
Diluted earnings per share for profit attributable to the equity holders of the Company(5)	0.43	0.43	0.36	0.23

(1)	Combined consolidated financial information on the basis of common control. See note 2 to our audited consolidated financial statements.
(2)	Certain comparative amounts for 2005, 2004 and 2003 have been reclassified to conform to changes in presentation in the current period.
(3)	For IFRS purposes, net income for the year is shown gross of the interest of minority shareholders in controlled subsidiaries. The portion of net income attributable to the equity holders of the Company and to minority shareholders is disclosed separately. Under U.S. GAAP, net income for the year is shown net of minority interest.
(4)	As discussed in note 29 to our audited consolidated financial statements, in October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.6 million, represented by 1,396,551,887 shares of USD1.00 nominal value each. Pursuant to certain provisions contained in a subordinated convertible loan agreement, on February 6, 2006 the Company exchanged certain subordinated convertible loans (including interest accrued through January 31, 2006) held by ISL and converted them into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006. As provided in the Corporate Reorganization Agreement, on February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly-issued shares of the Company after the settlement of its initial public offering. In connection with the over-allotment described in note 1 to our audited consolidated financial statements, on March 1, 2006, the Company issued 22,981,360 new shares. Upon consummation of the transactions discussed above, as of December 31, 2006, the capital of the Company was increased to USD2,004.7 million, represented by 2,004,743,442 shares, each having a nominal value of USD1.00. Ternium’s combined earnings per share for the year ended December 31, 2004 and 2003 have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in each of the periods presented. For fiscal years 2006 and 2005, the weighted average of shares outstanding totaled 1,936,833,060 shares and 1,209,476,609 shares, respectively.
(5)	Diluted earnings per share have been calculated giving effect to the conversion of the Subordinated Convertible Loans. See note 1 to our audited consolidated financial statements.
(6)	On June 6, 2007, at the Ternium’s annual general shareholders meeting a dividend of USD0.05 per share (USD0.50 per ADS), or approximately USD100 million, was approved. Ternium paid the dividend on June 12, 2007.
(7)	We are not presenting net income from continuing operations since it is identical to net income for all periods presented.

In thousands of U.S. dollars (except number of shares and per share data)	At December 31,
	2006	2005(2)	2004(1) (2)	2003(1)
Selected consolidated balance sheet data

IFRS
Non-current assets	6,117,284	6,116,423	1,728,410	1,610,810
Property, plant and equipment, net	5,420,683	5,463,871	1,244,691	1,275,699
Other non-current assets(3)	696,601	652,552	483,719	335,111
Current assets	2,653,255	2,543,558	918,220	576,078
Cash and cash equivalents	643,352	765,630	194,875	129,020
Other current assets	2,002,861	1,774,768	723,345	447,058
Non-current assets classified as held for sale	7,042	3,160	—	—

Total assets	8,770,539	8,659,981	2,646,630	2,186,888
Capital and reserves attributable to the Company’s equity holders(4)	3,757,558	1,842,454	1,026,725	701,821
Minority interest	1,729,583	1,733,465	745,126	550,264

Non-current liabilities	1,875,894	3,691,288	359,510	677,649
Borrowings	548,401	2,399,878	1,008	283,914
Deferred income tax	985,155	1,048,188	337,473	374,907
Other non-current liabilities	342,338	243,222	21,029	18,828

Current liabilities	1,407,504	1,392,774	515,269	257,154
Borrowings	508,694	516,399	121,998	80,238
Other current liabilities	898,810	876,375	393,271	176,916

Total liabilities	3,283,398	5,084,062	874,779	934,803
Total equity and liabilities	8,770,539	8,659,981	2,646,630	2,186,888
Number of shares outstanding(5)	2,004,743,442	1,396,551,886	1,168,943,632	1,168,943,632

U.S. GAAP
Total assets	8,181,931	7,938,086	2,115,271	1,201,734
Non-current liabilities	1,938,505	3,699,842	44,647	311,054
Total shareholders’ equity	3,435,516	1,436,638	954,255	382,703

(1)	Combined consolidated financial information on the basis of common control. See note 2 to our audited consolidated financial statements.
(2)	Certain comparative amounts for 2005 and 2004 have been reclassified to conform to changes in presentation in the current period.
(3)	As of December 31, 2006 and 2005, includes goodwill related to the acquisition of Hylsamex for a total amount of USD397.9 million and USD399.7 million, respectively. See note 3(e) to our audited financial statements.
(4)	The Company’s common stock as of December 31, 2006, 2005, 2004 and 2003 was represented by 2,004,743,442, 1,396,551,887, 1,168,943,632 and 1,168,943,632, par value USD1.00 per share, for a total amount of USD2,004.7 million, USD1,396.6 million, USD1,168.9 million and USD1,168.9 million, respectively.
(5)	As described in note 29 to our audited consolidated financial statements, after the completion of the Company’s initial public offering, the conversion of the subordinated convertible loans, the exercise of the over-allotment option granted to the underwriters of the initial public offering and the consummation of the transactions contemplated in the Corporate Reorganization Agreement, 2,004,734,442 shares were outstanding. In October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.6 million, represented by 1,396,551,887 shares of USD1.00 nominal value per share. Pursuant to certain provisions contained in a subordinated convertible loan agreement, on February 6, 2006 the Company exchanged certain subordinated convertible loans (including interest accrued through January 31, 2006) held by ISL and converted them into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006. As provided in the Corporate Reorganization Agreement, on February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly-issued shares of the Company after the settlement of its initial public offering. In connection with the over-allotment described in note 1 to our audited consolidated financial statements, on March 1, 2006, the Company issued 22,981,360 new shares. Upon consummation of the transactions discussed above, as of December 31, 2006, the capital was increased to USD2,004.7 million, represented by 2,004,743,442 shares, each having a nominal value of USD1.00.

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

Like other steel companies, Ternium is vulnerable to events affecting the steel industry as a whole, such as imbalances between supply and demand. For example, the impact of new production facilities could result in imbalances between supply and demand. Moreover, due to high start-up costs, the economics of operating a steel mill continuously could encourage mill operators to maintain high levels of output, even in times of low demand, which exacerbates the pressures on industry profit margins. Although the demand for steel has grown in recent years, the world steel industry has been affected in the past by generally sluggish demand and substantial excess worldwide steel production. As a result of the general excess capacity in the industry, the world steel industry was subject to substantial downward pricing pressure, which negatively impacted the results of steel companies in the second half of 2000 and the entire year of 2001. For example, as a result of these adverse trends, Sidor experienced significant financial losses and consequently restructured its debt in 2000 and again in 2003. International steel prices generally improved beginning in 2003. However, this new period of high prices for steel has encouraged reactivation of and investment in production capacity and, consequently, oversupply has led to a decline in steel prices beginning in the last quarter of 2004 and continuing through 2005. Nevertheless, prices in 2005 reached generally higher levels than those prevailing in 2001 through 2003. Steel prices began to recover in 2006, exceeding those of 2005, as a result of better global economic performance, but slightly decreasing towards the second half of the year. If an event occurs that has a negative effect on the steel industry, such as excess production capacity or increased competition in the main steel markets, Ternium’s ability to expand sales and increase production in general will be constrained, and as a result, it may not be able to maintain its recent rate of growth in revenues. Furthermore, due to the highly cyclical nature of the steel industry, recent results may not be indicative of future performance, and historical results may not be comparable to future results. Investors should not rely on the results of a single period, particularly a period of peak prices, as an indication of Ternium’s annual results or future performance.

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

For example, expenditures for iron ore constitute one of Sidor’s largest individual raw material costs. Currently, Sidor purchases all of its iron ore from a single producer in Venezuela at agreed-upon formula prices under a long-term supply agreement expiring in 2017. If Sidor is not able to continue this long-term relationship or to continue purchasing iron ore from such supplier at the agreed-upon prices, it could be unable to obtain sufficient quantities of iron ore from alternative suppliers at prices comparable to those offered by its current supplier and, accordingly, its gross profit could decline. In 2005, following a public announcement by the Venezuelan government that sought to pressure Sidor to renegotiate the terms of the agreement for the supply of iron ore, as permitted under the contract’s hardship provision, Sidor and Venezuelan state-owned CVG Ferrominera del Orinoco, C.A. (“FMO”) amended the pricing terms of the contract. The amended formula increased Sidor’s cost of iron ore for 2006 by 63% and for 2007 by 9.5%. Furthermore, under the revised contract, the pricing formula may be adjusted every two years, on the basis of public policy, Sidor’s competitiveness and the evolution of international steel prices. See “—Risks Relating to the Countries in Which We Operate—Venezuela” and Item 4. “Information on the Company—Raw Materials and Energy—Venezuela—Iron Ore,” “—Electricity” and “—Natural gas.”

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

The market for Ternium’s steel products is highly competitive, particularly with respect to price, quality and service. In both the global and regional markets, Ternium competes against other global and local producers of flat and long steel products, which in some cases have greater financial and operating resources. In addition, several competitors are implementing modernization programs and expanding their production capacity for products that could compete with those of Ternium. To the extent that these producers become more efficient, Ternium could confront stronger competition and could fail to preserve its current shares of the relevant geographic or product markets. See Item 4. “Information on the Company—Competition.” Moreover, competition from alternative materials (including plastic, aluminum, ceramics, glass, wood and concrete) could adversely affect the demand for, and consequently the market prices of, certain steel products and, accordingly, could affect the sales volume and revenue of Ternium and its subsidiaries.

In addition, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and smaller competitors in the steel market today could become larger competitors in the future. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel, which subsequently acquired International Steel Group. Furthermore, in June 2006, Mittal Steel and Arcelor merged to create the world’s largest steel company, Arcelor Mittal. In April 2007, Tata Steel completed the acquisition of Corus. Competition from global steel manufacturers with expanded production capacity such as Arcelor Mittal and new market entrants, especially from China, could result in significant price competition, declining margins and reductions in revenue. Ternium’s larger competitors could use their resources against Ternium in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for Ternium’s products in certain markets. As a result of such increased competition, Ternium may also lose market share and its sales and revenues could decline.

The steel industry is capital intensive and if Ternium is not able to obtain the capital resources required to continue to modernize and upgrade its facilities, Ternium’s results of operations and growth prospects may be adversely affected.

The production of steel is capital intensive and some of Ternium’s competitors have announced plans to make substantial investments in new equipment and to upgrade existing production facilities. In order to maintain its competitive strengths, Ternium would typically be expected to continue to modernize its production processes, plant and equipment, which would require on-going capital investments. Moreover, as a result of its acquisitions and internal growth, Ternium’s business may require capital expenditures in the future. Ternium may not have adequate sources of funds for any future capital expenditures, and additional financing, if needed, may not be available to Ternium or, if available, may not be obtained on terms acceptable to Ternium and within the limitations contained in Ternium’s existing debt instruments or any future financings. Failure to obtain the required funds could delay or prevent the completion of some of Ternium’s capital projects, which could result in decreased sales.

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

A key element of Ternium’s business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of this growth strategy, Ternium has acquired interests in various companies and engaged in strategic alliances, such as the acquisition of a 49.8% participation in Matesi, Materiales Siderúrgicos S.A. (“Matesi”), an iron ore briquette producer that supplies Sidor with part of its raw material requirements; the acquisition of Hylsamex, one of the main steel producers in Mexico, the acquisition of the assets and facilities of Acindar Industria Argentina de Aceros S.A. (“Acindar”), related to the production of welded steel pipes in the province of Santa Fe in Argentina; the acquisition of 100% of the issued and outstanding shares of Impeco S.A. (“Impeco”), which in turn owned a plant located in the province of San Luis in Argentina, and the acquisition of the 50% interest not previously owned by Hylsamex in Acerex S.A. de C.V. (“Acerex”), a service center in Mexico that processes steel to produce short length and thin steel sheets in various widths.

On April 29, 2007, we entered into a definitive agreement, pursuant to which Ternium, or any of its subsidiaries, is expected to obtain control over Grupo Imsa S.A.B. de C.V., or Grupo IMSA (“Grupo Imsa”), a steel manufacturer with operations in Mexico, United States and Guatemala. The transaction is subject to Mexican and U.S. antitrust clearances and other customary conditions, and is expected to close in the third quarter of 2007. For more information, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments—(a) Agreement to obtain control over Grupo Imsa”.

We will continue actively to consider other strategic acquisitions and partnerships from time to time. We must necessarily base any assessment of potential acquisitions and alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our Grupo Imsa acquisition, if and when consummated, and other future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. Furthermore, we may fail to find suitable acquisition targets or fail to consummate our acquisitions under favorable conditions, or could be unable to successfully integrate any acquired businesses into our operations.

These risks, and the fact that integration of any acquired businesses will require a significant amount of the time and resources of Ternium’s management and employees, could disrupt Ternium’s ongoing business and could have a material adverse effect on its business, financial condition and results of operations.

Ternium may be required to record a significant charge to earnings if it must reassess its goodwill or other amortizable intangible assets.

In accordance with IFRS, management must test all of Ternium’s assets, including goodwill and other intangibles, annually for impairment, or more frequently if there are indicators of impairment, and recognize a non-cash charge in an amount equal to the impairment. In connection with the acquisition of Hylsamex completed on August 22, 2005, Ternium recorded USD397.9 million in goodwill as of December 31, 2006. If Ternium’s management were to determine in the future that the goodwill from its acquisition of Hylsamex was impaired, Ternium would be required to recognize a non-cash charge to write down the value of this goodwill, which would adversely affect Ternium’s financial condition and results of operations. If we complete the acquisition of Grupo Imsa referred to elsewhere in this annual report, we are likely to record additional goodwill or other intangibles, which would be subject to the same accounting treatment and potencial consequences.

Ternium’s related party transactions with companies controlled by San Faustin may not always be on terms as favorable as those that could be obtained from unaffiliated third parties.

Some of Ternium’s sales and purchases are made to and from other controlled by San Faustin. These sales and purchases are primarily made in the ordinary course of business, and Ternium believes that they are made on terms no less favorable than those it could obtain from unaffiliated third parties. Ternium will continue to engage in related party transactions in the future, and these transactions may not be on terms as favorable as those that could be obtained from unaffiliated third parties. For information concerning the principal transactions between Ternium and related parties, see Item 7. “Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

The various measures that Ternium’s subsidiaries Siderar and Hylsamex have taken in order to become more competitive have not resulted in significant labor unrest. However, its subsidiary Sidor has from time to time suffered labor disruptions, including the plant stoppages in 2003, 2004 and the strikes and work slowdowns in 2006. Ternium could suffer additional plant stoppages or strikes as a result of future workforce reductions in connection with its productivity improvement and cost reduction plans. Ternium may not be able to maintain a satisfactory relationship with its employees, and any future stoppage, strike, disruption of operations or new collective bargaining agreements could result in lost sales and could increase Ternium’s costs. For more information on labor relations, see Item 6. “Directors, Senior Management and Employees—D. Employees.”

The Ternium companies’ ability to hedge risks could be limited by contractual and regulatory restrictions.

The international operations of the Ternium companies expose them to a variety of financial risks, including the effects of changes in foreign currency, exchange rates and interest rates. A portion of Ternium’s business is carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact the Ternium companies’ results as reported in their income statements in the form of both translation risk and transaction risk. In addition, interest rate movements create a degree of risk by affecting the amount of the Ternium companies’ interest payments. Other than those imposed by legal or monetary control entities (like the Argentine Central Bank or the exchange and transfer control entity CADIVI in Venezuela), Ternium’s subsidiaries (other than Sidor) have no restrictions on the use of derivative agreements for hedging purposes. Sidor, however, is limited by both contractual and regulatory restrictions for these types of derivatives contracts. These restrictions and regulations could cause the Ternium companies to be more vulnerable to market fluctuations than they would be if their hedging activities were unlimited. In the ordinary course of business, the Ternium companies (other than Sidor) from time to time enter into exchange rate and interest rate derivatives agreements to manage their exposure to exchange rate and interest rate changes. Future regulatory or financial restrictions in the countries where Ternium operates may affect its ability to mitigate its exposure to financial risks, and thus cause an adverse impact on Ternium’s results of operations and financial condition.

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

Volatility in the exchange rates between the U.S. dollar and the Argentine peso and between the U.S. dollar and the Mexican peso as well as changes to the exchange rate between the U.S. dollar and the Venezuelan bolívar are likely to continue in the future. Such fluctuations will affect Ternium’s production costs, revenues and financial results

A significant rise in interest rates could adversely affect Ternium’s business and results.

Changes in interest rates affect the amount of Ternium’s interest payments as well as the value of its fixed rate debt. Most of Ternium’s long-term borrowings are at variable rates, and accordingly, Ternium is exposed to the risk of increased interest expense in the event of a significant rise in interest rates. Moreover, a substantial rise in interest rates in developed economies such as the United States of America could adversely affect the economies in the countries where Ternium conducts its operations and markets its products and would increase Ternium’s debt service requirements for its floating rate debt.

Risks Relating to the Structure of the Company

As a holding company, our ability to pay dividends and obtain financing depends on the results of operations and financial condition of our subsidiaries and could be restricted by legal, contractual or other limitations.

We conduct all of our operations through our subsidiaries. Dividends or other intercompany transfers of funds from our subsidiaries are expected to be our primary source of funds to pay our expenses, debt service and dividends. We will not be conducting operations at the holding company level.

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

As of March 30, 2007, San Faustín beneficially owned 59.06% of our outstanding voting stock. San Faustín is controlled by Rocca & Partners. As a result, Rocca & Partners is indirectly able to elect a substantial majority of the members of our board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends by us. The decisions of the controlling shareholder, may not reflect the will or best interests of other shareholders. For example, our articles of association permit our board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, our controlling shareholder may cause our board of directors to approve an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “—Risk Factors—Risks Relating to our ADSs—Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.”

Remaining minority interests in the Company’s subsidiaries could delay or impede our ability to complete our strategy.

We do not own one hundred percent of the interests in our subsidiaries. As of May 31, 2007, approximately 32.6% of Siderar was publicly held and approximately 6.5% was held by certain Siderar employees. As of the same date, approximately 20.4% of Sidor was held by the Venezuelan government and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), and approximately 19.9% was held by certain Sidor employees. To the extent that other interests in Siderar, Sidor and Hylsamex remain outstanding, those remaining minority shareholders could prevent Ternium from taking actions that, while beneficial to us at the holding company level, might not be beneficial at the level of any of our individual subsidiaries. As a result, we could be delayed or impeded in the full implementation of our strategy or the maximization of Ternium’s competitive strengths.

We will be subject to a capital duty on any capital increase in connection with our corporate reorganization if the relief obtained from the Luxembourg tax authorities is successfully challenged.

Under Luxembourg law, any increase in the capital of a Luxembourg company is subject to a 1% capital duty. Capital contributions to a Luxembourg company involving all of the assets and liabilities of a company organized in a European Union, or EU, member country are exempt from such capital duty. Our corporate reorganizations in late 2005 and early 2006, consisting of a series of such contributions of assets and liabilities by EU companies, including ISL (which is organized in Gibraltar), to the Company had qualified for such exemption and we obtained confirmation from the Luxembourg tax authorities on the availability of the exemption with respect to each such contribution. However, if the relief granted is successfully challenged, we will be subject to a 1% capital duty on the amount of the corresponding capital increase, plus any applicable penalties.

Our tax-exempt status will terminate on December 31, 2010. If we are unable to mitigate the consequences of the termination of our preferential tax regime, we or our shareholders may be subject to a higher tax burden in the future.

We were established as a société anonyme holding under Luxembourg’s 1929 holding company regime and the “billionaire” provisions relating thereto. 1929 holding companies are exempt from certain business taxes on earnings and on payments. Following a decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly-listed companies -including us- are entitled to continue benefiting from their current tax regime until December 31, 2010. If we are unable to mitigate the consequences of the termination of our preferential tax regime by that year, we or our shareholders may be subject to a higher tax burden in the future.

Risks Relating to the Countries in Which We Operate

Negative economic, political and regulatory developments in certain markets where Ternium has a significant portion of its operations and assets could hurt Ternium’s financial condition, revenues and sales volume and disrupt its manufacturing operations, thereby adversely affecting its results of operations and financial condition.

The results of Ternium’s operations are subject to the risks of doing business in emerging markets, including Argentina, Mexico and Venezuela, and have been, and could in the future be, affected from time to time to varying degrees by political developments, events, laws and regulations, such as forced divestiture of assets; restrictions on production, imports and exports; interruptions to essential energy inputs; exchange and/or transfer restrictions; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of company facilities; direct and indirect price controls; tax increases; changes in interpretation or application of tax laws and other retroactive tax claims or challenges; expropriation of property; changes in laws, or regulations; cancellation of contract rights; delays or denial of government approvals; and environmental regulations. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected country.

Argentina

Ternium has significant manufacturing operations and assets located in Argentina and a significant portion of its sales are made in Argentina. Ternium’s main revenues from its Argentine operations, therefore, are indirectly related to market conditions in Argentina and to changes in Argentina’s gross domestic product, or GDP, and per capita disposable income. Accordingly, Ternium’s business could be materially and adversely affected by economic, political, fiscal and regulatory developments in Argentina.

Economic and political instability resulted in a severe recession in 2002, which has had a lasting effect on Argentina’s economy.

In 2001, a sustained period of economic contraction culminated in severe social, monetary and financial turmoil and the resignation of President Fernando de la Rúa. An interim administration adopted a series of emergency measures affecting Argentina’s monetary and fiscal policies, as a result of which the Argentine peso experienced significant devaluation in 2002.

President Kirchner, who was elected in 2003, and enjoys high levels of popular support and the economy, has recovered to levels last attained in 1998, with growth of the country’s gross domestic product, or GDP, averaging 9% per annum since 2003. During 2005, the Argentine government restructured most of the country’s defaulted debt, and unemployment rates have dropped to 8.7% in 2006 from a peak of 24.1% in 2002. Furthermore, the Argentine economy continues to benefit strongly from high international commodity prices, low international interest rates and high levels of global liquidity.

Siderar’s business and results of operations has closely followed macroeconomic conditions in Argentina. Siderar’s sales in the domestic market were severely affected by Argentina’s recession during 2001 and 2002. Domestic sales as a percentage of total sales decreased to 47% in 2001 and 35% in 2002. The domestic economic recovery over the 2003 – 2006 period, with sustained growth in industrial activity, agriculture, construction and a significant improvement in the automobile industry, increased Siderar’s domestic sales as a percentage of total sales to 55% in 2003, 72% in 2004, 71% in 2005 and 85% in 2006.

Despite the progress to date, several significant issues remain to be addressed by the government. Inflation increased significantly during 2005 to 12%, and the economy has been affected by supply constraints as capacity idled during the economic crisis has been utilized. In 2006 the rate of inflation decreased to 9.8%, in part due to several actions implemented by the Argentine government to control inflation and monitor prices for most relevant goods and services, which included price support arrangements agreed to by the Argentine government and private sector companies in several industries and markets. Uncertainty surrounding future inflation and the status of the price support agreements implemented in 2006 could slow the rebound in the economy.

In addition, capital investment in general has lagged due to political uncertainties and government’s actions, including price controls and other measures limiting the private conduct of business. Decline capital investment may affect growth and, accordingly, cause the demand for Siderar’s products in the domestic market to drop.

Economic conditions in Argentina have deteriorated rapidly in the past and may deteriorate rapidly in the future. Should the current favorable conditions reverse, inflation becomes a problem or supply constraints hinder future growth, the Argentine economy may not continue to grow at current rates. Our business and operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina or by the Argentine government’s policy response to such conditions.

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent Ternium from paying dividends or other amounts from cash generated by its Argentine operations.

In 2001 and 2002 and until February 7, 2003, the Argentine Central Bank restricted Argentine individuals and corporations from transferring U.S. dollars abroad without its prior approval. In 2003 and 2004, the government reduced some of these restrictions, including those requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Nevertheless, significant government controls and restrictions remain in place, and the Argentine government may impose new restrictions on foreign exchange in the future. On June 10, 2005, the Argentine government issued Decree No. 616/2005 establishing certain restrictions on capital inflows into Argentina. The existing controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair Ternium’s ability to transfer funds generated by Ternium’s Argentine operations in U.S. dollars outside Argentina to fund the payment of dividends or other amounts and to undertake investments and other activities that require payments in U.S. dollars. Furthermore, these restrictions could affect Ternium’s ability to finance its investments and operations in Argentina. For additional information on current Argentine exchange controls and restrictions, see Item 10. “Additional Information—D. Exchange Controls”.

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

The Argentine government has increased taxes on Ternium’s operations in Argentina and could further increase the fiscal burden on its operations in Argentina in the future.

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

Although the Argentine government is taking a number of measures to alleviate the short-term impact of supply restrictions on residential and industrial users (including measures to limit the growth of residential consumption, to increase the price of compressed natural gas and to import natural gas from Bolivia, electricity from Brazil and Uruguay and fuel oil from Venezuela) and has announced several measures intended to address the situation in the medium- and long-term (including creating a new state-owned energy company to fund, or otherwise promote, investments in expanding existing pipeline transportation capacity and building new pipelines and additional power generation capacity and entering into negotiations with electricity and gas producers) supply restrictions and shortages are likely to continue. Two new power plants are currently under construction, which are expected to increase the system capacity by 8%, if and when they become operative in 2009. If the measures that the Argentine government is taking to alleviate the short-term impact of the crisis prove to be insufficient, or if the investment that is required to increase natural gas generation, energy production and transportation capacity and power generation capacity over the medium- and long-term fails to materialize on a timely basis, Ternium’s production in Argentina (or that of its main suppliers), could be curtailed, and Ternium’s sales and revenues could decline. Although Ternium is taking measures, like the purchase of alternative fuels such as fuel oil, to limit the effect of supply restrictions on its operations in Argentina, such efforts may not be sufficient to avoid any impact on Ternium’s production in Argentina (or that of its main suppliers) and Ternium may not be able to similarly limit the effect of future supply restrictions. See “—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials and energy could adversely affect Ternium’s profits” above.

Venezuela

Ternium has manufacturing operations and assets located in Venezuela and a significant portion of its sales are made in Venezuela. Ternium’s revenues derived from its Venezuelan operations, therefore, are indirectly related to market conditions in Venezuela and to changes in its GDP and per capita disposable income. Ternium’s business could be materially and adversely affected by economic, political and regulatory developments in Venezuela.

In prior years, events in Venezuela produced significant social and political tensions, which could worsen and have an adverse effect on us.

Between 2002 and 2004, Venezuela experienced intense political and social turmoil involving groups that opposed and those that supported the administration of President Hugo Chávez. Although the political scene remains divided, President Chávez won the December 2006 presidential elections with 63% of the popular vote and controls all the seats in the National Assembly (formerly the Venezuelan Congress), as well as most state governments, and enjoys broad support. There can be no assurance that the significant domestic instability evident during 2002 though 2004 will not reemerge. Such instability could have a material adverse effect on Venezuela’s economic growth and as a result on Sidor (and consequently Ternium’s) financial condition and results of operations.

The Venezuelan government could take measures related to the Venezuelan steel industry in general, or Sidor in particular, that could affect Ternium’s operations in Venezuela.

The Venezuelan government traditionally has exercised, and continues to exercise, significant influence over many other aspects of the Venezuelan economy. Venezuelan governmental actions (including those related to taxes, price and exchange controls and transfer restrictions) have had in the past, and could have in the future, significant effects on the financial condition and results of operations of Venezuelan companies, including Sidor.

On January 31, 2007, the Venezuelan National Assembly passed an enabling law, or the Enabling Law, granting President Chávez the power to govern by decree with the force of law in various matters, including the industrial and energy sectors, for 18 months.

Following the December 2006 elections and the enactment of the Enabling Law, the Venezuelan government threatened expropriations and took a number of significant measures, including the cancellation of mining concessions, the re-nationalization of public utilities, such as CANTV and Electricidad de Caracas, and forced renegotiation of contracts with oil and gas companies. In this context, officials in the Venezuelan administration have made statements about the possibility of Sidor’s re-nationalization, without adopting, as of the date of this annual report, a definitive resolution on this matter. If political or economic measures such as expropriation, nationalization, price controls or renegotiation or nullification of contracts (like those for the supply of raw materials or energy) were implemented on or in connection with Sidor, its operations and revenues, and consequently Ternium’s financial results, could be adversely affected.

In addition, the Venezuelan government owns a minority stake in Sidor, and, as a minority shareholder, could be able to intervene in Sidor’s business. For example, the approval of the Venezuelan government is required for (i) investments worth USD85 million or more, (ii) dispositions of material assets, (iii) guarantees in an amount of USD15 million or more, (iv) related-party transactions other than on an arm’s length basis, (v) certain material amendments of Sidor’s articles of association. In exercising any such rights, the Venezuelan government could delay the implementation of Ternium’s business strategies in Venezuela or otherwise affect Sidor’s operations.

Other actions by the Venezuelan government may have an impact on Sidor. For example, the Venezuelan government has announced its decision to finance and form state-controlled industrial companies that could have direct or indirect effect on Sidor, including a plant dedicated to concentration or iron ore mined by the state-owned company Ferrominera del

Orinoco or FMO, a seamless pipe production facility, an integrated steel production facility and a scrap distribution company. If any of these governmental projects were to be implemented, Sidor’s revenues, and consequently Ternium’s results, could be affected.

Furthermore, Sidor’s operations rely on a number of trade- and services-related contractual relationships with entities owned by the Venezuelan government, including the purchase of iron ore from FMO, the purchase of electricity from Electrificadora del Caroní, C.A. (“EDELCA”) and the purchase of natural gas from PDVSA Gas, S.A. (“PDVSA Gas”). Accordingly, Sidor could suffer from any potential increase in the prices of other raw materials or supplies. In 2005, following a public announcement by the Venezuelan government that sought to pressure Sidor to renegotiate the terms of the agreement for the supply of iron ore, as permitted under the contract’s hardship provision, on November 11, 2005, Sidor and FMO amended the pricing terms of the contract, increasing its prices payable by Sidor by approximately 9.5%. Any subsequent price increases could affect Sidor’s costs and, consequently, Ternium’s results of operations. See “—Risks relating to the steel industry—The Ternium companies depend on a limited number of key suppliers.” and Item 4. “Information on the Company—Raw Materials and Energy—Venezuela”.

While Sidor and the Venezuelan government have engaged in conversations regarding the price and other conditions at which Sidor will suplly its domestic market, it is not possible to predict the outcome of such conversations or to determine what effect existing or future government decisions could have on Sidor’s current ownership or its business.

Several measures imposed by the Venezuelan government, such as exchange controls and transfer restrictions, have affected and may further affect the operations of Ternium’s subsidiaries in Venezuela and could prevent Ternium from paying dividends or other amounts from cash generated by its Venezuelan operations.

In February 2003, after a significant devaluation in 2002 and a sharp decline in economic activity, the Venezuelan government and the Central Bank of Venezuela suspended the trading of foreign currencies and adopted a series of exchange regulations that established a new exchange control regime. A new commission, referred to as the Comisión de Administración de Divisas, or CADIVI, was created for establishment and administration of the new exchange control regime. Under the new regime, the Ministry of Finance, together with the Central Bank of Venezuela, sets the exchange rate with respect to the U.S. dollar and other currencies and has discretion to modify, at any time, the existing exchange control regime or the free float of the bolívar. The new regime centralizes the purchase and sale of foreign currencies, by permitting such sales to be made only through the Central Bank.

Under current regulations, entities that incur or maintain indebtedness denominated in foreign currencies and wish to obtain U.S. dollars from the Central Bank of Venezuela to pay principal, interest and other amounts in respect of such indebtedness must obtain approval from, and have the indebtedness registered with, CADIVI. In accordance with these regulations, Sidor has registered its external indebtedness and trade account payables. Any modification to the registered use of proceeds at CADIVI will require additional approval. If Sidor fails to obtain any required approvals or to register any debt under these regulations, CADIVI could impose penalties which could negatively affect its business.

In addition to the foregoing approval, Sidor must obtain from CADIVI a separate approval for the purchase from the Central Bank of foreign currency necessary to make payments under their registered indebtedness. These approvals may only be obtained at or around the time each payment becomes due under such indebtedness. Pursuant to the current regulations, CADIVI’s approval for the purchase or sale of foreign currency from the Central Bank is subject to the availability of such foreign currency at the time of such request, and any foreign currency obtained may only be utilized for the purposes previously approved by CADIVI. If CADIVI fails to issue such approvals with respect to amounts due under the indebtedness or if Sidor fails to obtain such approval prior to the dates on which such amounts are due and payable, it may not be able to pay its debt under the agreed conditions. Moreover, if timely payments in respect of the indebtedness cannot be made due to delays in obtaining the CADIVI approvals, certain of Sidor’s creditors will have the right to accelerate its indebtedness. A delay in payments made to suppliers could also result in requests for additional payment guarantees from Sidor or other assurances of payment, or could otherwise adversely affect Sidor’s commercial relationship with suppliers and affect its business opportunities.

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

One significant source of trade restrictions results from countries’ imposition of so-called “antidumping” and “countervailing” duties, as well as “safeguard measures.” These additional duties can be quite high and, as a result, severely limit or altogether impede an exporter’s ability to export to important markets such as the United States of America and Europe. In several of Ternium’s major export destinations, such as the United States of America or Europe, safeguard duties and other protective measures have been imposed against a broad array of steel imports in certain periods of excess global production capacity. Furthermore, certain domestic producers have filed antidumping and/or countervailing duty actions against particular steel imports. Some of these actions have led to restrictions on Ternium’s exports of certain types of steel products to some steel markets. As domestic producers’ filing of such actions is largely unpredictable, additional antidumping, countervailing duty or other such import restrictions could be imposed in the future, limiting Ternium’s export sales to and potential growth in those markets. See Item 4. “Information on the Company—Regulation—Trade regulations.”

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

Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to Ternium’s operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as announced changes in Ternium’s business plans or those of its competitors could adversely affect the trading price of our ADSs, regardless of the likely outcome of those developments or proceedings. Broad market and industry factors could adversely affect the market price of our ADSs, regardless of its actual operating performance.

Furthermore, the trading price of our ADSs could suffer as a result of developments in emerging markets. Although the Company is organized as a Luxembourg corporation, all of its assets and operations are located in Latin America. Financial and securities markets for companies with a substantial portion of their assets and operations in Latin America are, to varying degrees, influenced by politic, economic and market conditions in emerging market countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Argentina, Venezuela and Mexico. Prices of Latin American securities were adversely affected by, among other things, the economic crises in Russia and in Brazil in the second half of 1998, by the collapse of the exchange rate regime in Turkey in February 2001 and by the Argentine crisis in 2001.

In deciding whether to purchase, hold or sell our ADSs, you may not be able to access as much information about us as you would in the case of a U.S. company.

There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Furthermore, the accounting standards in accordance with which Ternium’s consolidated financial statements, as well as the consolidated financial statements of its operating subsidiaries, are prepared differ in certain material aspects from the accounting standards used in the United States.

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

For further details, see Item 10. “Additional Information—B. Memorandum and Articles of Association.”

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

The Company is a corporation organized under the laws of Luxembourg, and most of its assets are located outside of the United States of America. Furthermore, most of the Company’s directors and officers named in this annual report reside outside the United States of America. As a result, investors may not be able to effect service of process within the United States of America upon the Company or its directors or officers or to enforce against the Company or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. There is doubt as to the enforceability in original actions in Luxembourg courts of civil liabilities predicated solely upon U.S. federal securities law, and the enforceability in Luxembourg courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under Luxembourg law, including the condition that the judgment does not violate Luxembourg public policy.

Item 4.	Information on the Company

Overview

Ternium is one of the leading steel companies in the Americas, with a strategic presence in several major steel markets through a network of distribution, sales and marketing services. We believe Ternium is among the largest producers of crude steel in Latin America, with manufacturing, processing and finishing facilities, which produced nearly ten million tons of crude steel in 2006. The Company believes that it is one of the lowest cost steel producers in the Americas due to its integrated operations, state-of-the-art steel production facilities, access to diversified sources of low-cost raw materials and other production inputs and operating efficiencies.

Ternium produces and distributes a broad range of semi-finished and finished steel products, including value-added steel products such as tinplate, cold rolled coils and sheets, galvanized and electrogalvanized sheets, pre-painted sheets, welded pipes, hot rolled pickled and annealed and tailor-made flat products. Ternium also produces long steel products such as bars and wire rod.

Ternium primarily sells its steel products in the regional markets of North, Central and South America, where its manufacturing facilities are located, allowing it to provide specialized products and delivery services to its clients. We believe that Ternium is the leading supplier of flat steel products in Argentina and of flat and long steel products in Venezuela, a significant competitor in the Mexican market for flat and long steel products, and a competitive player in the international steel market for flat and long steel products. Ternium maintains a strategic presence in other major steel markets, such as Europe and Asia through its network of commercial offices, which allows it to reach clients outside its regional markets and place products in case of slower demand in domestic economies, achieve improved effectiveness in the supply of its products and maintain a fluid commercial relationship with its clients by providing continuous services and assistance.

Approximately 56.4% of Ternium’s sales were made to South and Central America, 42.1% to North America and 1.5% to Europe and other markets.

In 2006, Ternium’s net sales were USD6.6 billion, gross profit was USD2,267.6 million, and net income attributable to equity holders was USD795.4 million, which amounts reflect the consolidation of all the subsidiaries for the full fiscal year.

A. History and Corporate Organization

The Company’s legal and commercial name is Ternium S.A. The Company was organized as a joint stock corporation (societé anonyme holding) in the Grand Duchy of Luxembourg on December 22, 2003. Our registered office is located at 46a, Avenue John F. Kennedy – 2nd floor, L-1855 Luxembourg and our telephone number is +352 2668 31 52. Its agent for U.S. federal securities law purposes is Ternium International Corp., located at 2200 West Loop South, 7th floor, Houston, TX 77027.

As a part of a multiple-step corporate reorganization in 2005, San Faustin reorganized its investments in flat and long steel manufacturing, processing and distribution businesses by contributing its controlling interests in Siderar, Sidor (through Amazonia and Ylopa) and Ternium Internacional to the Company.

On August 22, 2005, we acquired, together with Siderar, an indirect 99.3% interest in the Mexican company Hylsamex and its subsidiaries and the equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, S.A. de C.V., or Alfa, in Amazonia and Ylopa. We subsequently purchased additional shares of Hylsamex in the open market, subject to applicable law, thereby increasing our and Siderar’s indirect interest in Hylsamex to 99.8%.

On September 9, 2005, Tenaris exchanged with ISL its 21.2% interest in Amazonia and its 24.4% interest in Ylopa for shares of the Company, and on October 27, 2005, Usiminas Europa A/S, a Danish wholly owned subsidiary of Usiminas, assigned and contributed to the Company all of its assets (then including a 5.3% interest in Siderar, a 16.6% interest in Amazonia and a 19.1% interest in Ylopa) and liabilities in exchange for shares of the Company.

Similarly, on November 17, 2005, Siderúrgica del Turbio S.A. “SIDETUR” (“Sidetur”), a subsidiary of Siderúrgica Venezolana “SIVENSA”, S.A. (“Sivensa”), exchanged with ISL its 3.4% interest in Amazonia for shares of the Company.As a result of the foregoing transactions, as of December 31, 2005, the Company owned a 56.07% interest in Siderar, a 59.73% interest in Sidor (through Amazonia and Ylopa), a 99.8% in Hylsamex and a 100% interest in Ternium International.

On January 11, 2006 the Company launched an initial public offering of 24,844,720 American Depositary Shares, each representing 10 shares of the Company (each an “ADS”), in the United States. In connection with the offering, the Company granted the underwriters of the Company’s initial public offering an option to purchase up to 3,726,708 additional ADSs to cover over-allotments in the sale of the ADSs. The offering was settled on February 6, 2006.

On December 28, 2006, we acquired an additional 4.85% interest in Siderar from CVRD Internacional S.A., a wholly-owned subsidiary of Companhia Vale do Rio Doce (“CVRD”), thereby increasing our ownership in Siderar to 60.93%.

On April 29, 2007, we entered into a definitive agreement pursuant to which, Ternium, or any of its subsidiaries, is expected to obtain control over Grupo Imsa, a steel manufacturer with operations in Mexico, United States and Guatemala. The transaction is subject to Mexican and U.S. antitrust clearances and and other customary conditions, and is expected to close in the third quarter of 2007. For more information, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments—(a) Agreement to obtain control over Grupo Imsa”.

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

The main elements of this strategy are:

•

Further integrate Ternium’s operations. We have changed our functional organization from three independent companies to one company organized under business units with specific functional responsibilities, and if we consummate the Grupo Imsa transaction referred to elsewhere in this annual report, we expect to integrate Grupo Imsa into that functional organization. Integrating the operations of our subsidiaries has allowed Ternium to better serve its clients, to increase the diversification of its products, to benefit from enhanced flexibility and operative synergies and to rationalize its cost structure;

•

Enhance Ternium’s position as a low cost producer. We believe that further integration of Ternium’s operating facilities should improve utilization levels of its plants, increase efficiency and further reduce production costs from levels that we already consider to be among the most competitive in the steel industry;

•

Implementing Ternium’s best practices. We believe that the implementation of Ternium’s commercial and production best practices in acquired new businesses should generate additional benefits and savings. For example, the implementation of Ternium’s cost control procedures and performance analysis in Hylsamex improved control over its production variables and led to higher cost savings;

•

Focus on higher margin value-added products. We intend to continue to shift Ternium’s sales mix towards higher margin value-added products, such as cold rolled sheets and coated and tailor-made products, and services, such as just-in-time delivery and inventory management. In this regard, the Hylsamex acquisition in 2005 allowed Ternium to expand its offerings of value-added products, such as galvanized products and panels, and the Grupo Imsa transaction referred to elsewhere in this annual report, if and when consummated, is expected to expand our offerings of flat and value-added products such as galvanized products;

•

Maximize the benefits arising from Ternium’s broad distribution network. We intend to maximize the benefits arising from Ternium’s broad network of distribution, sales and marketing services to reach clients in major steel markets with a comprehensive range of value-added products and services and to continue to expand its customer base and improve its product mix. For example, the acquisition of Hylsamex allowed us to increase Ternium’s participation in the North American market; and the Grupo Imsa transaction referred to elsewhere in this annual report, if and when consummated, is expected further to increase that participation; and

•

Pursue strategic growth opportunities. San Faustin has a history of strategically growing its businesses through acquisitions. In addition to strongly pursuing organic growth, we intend to identify and pursue growth-enhancing strategic opportunities to consolidate Ternium’s presence in its markets, expand its offerings of value-added products and increase its distribution capabilities. On April 29, 2007, we entered into a definitive agreement with Grupo Imsa, a steel manufacturer with operations in Mexico, United States and Guatemala. Pursuant to this transaction, Ternium, or any of its subsidiaries, is expected to obtain control over Grupo Imsa. The transaction is subject to Mexican and U.S. antitrust clearances and other customary conditions, and is expected to close in the third quarter of 2007. For more information, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments—(a) Agreement to obtain control over Grupo Imsa”.

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

•

Experienced and committed management team. Our management team has extensive experience in, and knowledge of, the steel industry, which enhances Ternium’s reputation in the global steel markets. A large percentage of our senior managers have spent their entire careers working within the steel businesses of San Faustin and its affiliates. Our management team has substantial experience in increasing productivity and reducing costs, as well as in identifying, evaluating and pursuing growth opportunities and integrating acquisitions; and

•

Strong financial position. We believe that, since the completion of our initial public offering in February 2006, Ternium has maintained a solid financial position. In particular, our relatively low debt to equity capital structure, together with our strong cash flow generation, provides us with the flexibility and resources to enhance existing businesses through investment projects and to make strategic investments and acquisitions.

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

Cold rolled products: Cold rolled products are applied mainly to the automotive, home appliance and capital goods industries, as well as to galvanizers, drummers, distributors and service centers. Cold rolled coils are sold as coils or cut into sheets or blanks to meet customers’ needs.

Tin plate and tin free: Given its resistance to corrosion and its mechanical and chemical characteristics, tin plate is mainly sold to the packaging industry for food canning, sprays and paint containers. Tin plate and tin free are produced by coating cold rolled coils with a layer of tin and thin crome, respectively, that is attached by an electroplating continous process.

Hot dipped galvanized and pre-painted sheets: The construction industry is the main market for hot dipped galvanized products. Hot dipped galvanized sheets are produced by adding a layer of zinc to cold rolled coils, which are afterwards cut into sheets. Galvanized sheets can also be pre-painted, resulting in a product that is mainly sold to the construction industry for building coverings, manufacturing of ceiling systems, panels, air conditioning ducts and several other uses. Ternium also offers a distinctive type of galvanized product with the trademark “CINCALUM.” This product is manufactured by adding layers of zinc and aluminum to cold rolled coils that improve product performance for construction industry, including rural, industrial and marine sites.

Electrogalvanized and pre-painted sheets: Electro-galvanized and pre-painted sheets are sold not only to customers in the automotive and home appliance industries, but also to clients working in the construction of road-defenses, sewage systems, bridges and other infrastructure projects. Electro-galvanized and pre-painted sheets are produced from cold rolled coils by adding a layer of zinc that is attached by an electroplating continous process, in one or both sides. The electro-galvanized coils are subsequently cut and sold either as sheets or are further processed with a color coating to produce pre-painted sheets. Electro-galvanization provides products with a longer useful life and more resistance to corrosion.

Long steel products

Steel billets: Billets are semi-finished steel forms that are used as inputs in the production of long steel products such as bars, channels or other structural shapes. A billet is different from a slab mainly in its dimensions. Both billets and slabs are generally cast using the continuous casting method.

Wire rod: Rods are round, thin, semi-finished steel products that are rolled from a billet and coiled for further processing. Rods are commonly drawn into wire products or used to make bolts and nails. Wire rod can be produced in different qualities according to clients’ demands.

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

Our main steel production facilities are located in Argentina, Venezuela and Mexico. If and when we consummate the Grupo Imsa transaction referred to elsewhere in this annual report, we will add production facilities in Mexico, the United States and Guatemala. The following map shows Ternium’s manufacturing centers and commercial network offices around the world as of the date of this annual report.

Ternium’s aggregate production capacity of hot rolled steel products for the year ended December 31, 2006 was 8.1 million tons. Ternium’s aggregate production capacity of long steel products (wire rod and rebar) was 2.1 million tons for the same year. In this annual report, annual production capacity is calculated based on standard productivity, estimated product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

Argentina

Ternium’s subsidiary Siderar is located in Argentina and conducts its operations through production facilities at the five locations described below. Each facility is owned by Siderar and located in the Province of Buenos Aires, Argentina.

The following table presents the annual production capacity of the major operational units of the facilities located in Argentina as of December 31, 2006, the year in which operations started for the relevant units and the year of the last major overhaul:

	Capacity	Start year	Year of last major overhaul
	(Thousand tpy)
Coke Plants	1,070	1974	1996
Sinter Plant	1,430	1972	2006
Blast Furnace No. 1	1,340	1960	2006
Blast Furnace No. 2	2,260	1974	1995
Continuous Casting	2,850	1984	2003
Hot Rolling Mills	2,750	1962	2006
Cold Rolling Mills	1,610	1962(1)/1969(2)	1998(1)/1998(2)
Tinning Mills	160	1966	2003
Galvanizing Mills	530	1970(3)/1976(4)	1998(3)/2002(4)
Electro-galvanizing Mill	120	1993	2006
Painting Facilities	65	1982	2000

(1)	Ramallo
(2)	Ensenada
(3)	Haedo
(4)	Canning

Ramallo. Our principal manufacturing facility in Argentina is a fully integrated, strategically located plant on the banks of the Paraná River near the town of San Nicolás in the district of Ramallo, which is approximately 280 kilometers north of the city of Buenos Aires. This plant was acquired in the privatization of the state-owned company Somisa in 1992. The Ramallo facility produces all of Siderar’s crude steel and has an effective annual production capacity of 2.8 million tons per year (“tpy”). The Ramallo facility includes:

•	two coke oven plants, one composed of two compound coke batteries, with a total of 80 ovens and the other with one battery of 45 ovens. The coke ovens have an aggregate capacity of 1.1 million tpy;

•	a continuous feed sinter plant with a total capacity of 1.4 million tpy;

•

two blast furnaces: No. 2 with a total capacity of 2.3 million tpy and No. 1 with a capacity of 1.3 million tpy. Blast Furnace No. 1 was fired up in October 2004, after 9 years of inactivity, to cover the production requirements of the steel complex during the relining of Blast Furnace No. 2;

•	a steel making plant, with three 200-ton basic oxygen converters, a ladle furnace and one two-strand slab continuous casting machine with a capacity of 2.8 million tpy;

•	a hot rolling mill, comprised of an 11-stand continuous wide hot strip roller with a total capacity of 2.75 million tpy;

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

Florencio Varela. This facility is located in Florencio Varela, 30 kilometers south of Buenos Aires at a distance of 35 kilometers and 295 kilometers from Ensenada and Ramallo, respectively. This plant receives cold rolled coils from Ensenada and Ramallo as raw material for its own processes. The facility in this location includes:

•

Sidercolor, which is an electrolytic galvanizing plant with a capacity of 120 thousand tpy of electrogalvanized sheet and includes one soluble anode electrolytic galvanizing line, one cut-to-length line and auxiliary installations.

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

Canning (formerly Comesi). This facility is located in Canning, approximately 40 kilometers south of the city of Buenos Aires. This facility includes:

•	a galvanizing line with a capacity of 350 thousand tpy used for the production of hot dipped galvanized steel and products under the trademark “CINCALUM.”

•	a continuous painting line for coils with a capacity of 65 thousand tpy fully dedicated to the construction and home appliance markets.

•	a cut-to-length line and corrugating machines for the production of a variety of corrugated products.

Rosario (formerly Laminfer). This facility is located in Rosario, Santa Fe province, approximately 300 kilometers north of the city of Buenos Aires. This facility provides steel tubes welded by electrical resistance with a capacity of 95 thousand tpy for structural used.

San Luis (formerly Impeco). This facility is located in San Luis, San Luis province approximately 800 kilometers north west of the city of Buenos Aires. This facility provides steel tubes welded by electrical resistance with a capacity of 45 thousand tpy for structural used.

Venezuela

Sidor is Ternium’s Venezuelan integrated steel manufacturing complex with flat and long steel production capabilities. It is located close to the city of Puerto Ordaz, in the industrial zone of Matanzas on the banks of the Orinoco River. This prime location connects the facilities directly to the Atlantic Ocean.

The following table presents the annual production capacity of the major operational units of the complex located in Venezuela as of December 31, 2006, the year in which operations started for the relevant units and the year of the last major overhaul:

	Capacity	Start year	Year of last major overhaul
	(Thousand tpy)
Pelletizing Plant	8,000	1979	2004
Direct Reduction Plant	4,800	1976/1978/1980(1)	2006
Slabs Steel Shop	3,600	1978	2004
Hot Rolling Mills	2,800	1973	2005
Cold Rolling Mills	1,700	1974	2005
Tinning Mills	200	1973	2005
Billets Steel Shop	1,400	1979	2003
Wire Rod	600	1979	2004
Bar Mill	460	1979	2000

(1)	The three years correspond to the start years of the three direct reduction modules.

The complex includes:

•	a pellet plant that produces pellets used as raw materials in the production of direct reduction iron, or DRI, with a total capacity of 8.0 million tpy;

•

three types of direct reduction technologies to produce DRI: a continuous bed reduction technique using Midrex I (1.1 million tpy) and Midrex II (3.0 million tpy) technologies with an aggregate production capacity of 4.1 million tpy; and one fixed bed reduction technique using HYL II technology with a total production capacity of 0.7 million tpy;

•

a steel making plant, that comprises four 200-ton electric arc furnaces, two 190-ton electric arc furnaces for secondary metallurgy and three two-strand continuous slab casting machines with a capacity of 3.6 million tpy;

•	a hot rolling mill, that comprises a six-strand continuous hot strip roller with a capacity of 2.8 million tpy;

•

a cold rolling mill with a capacity of 1.7 million tpy, with two pickling lines, one electrolytic cleaning line, two five-stand tandem cold reduction lines, two annealing bays, three temper/skin pass scissors lines and finishing lines;

•	facilities for the production of billets that include two 150-ton electric arc furnaces and two six-stand continuous billets casting machines with a capacity of 1.4 million tpy;

•	facilities for the production of wire rod, that comprise an eight-stand rolling mill with two lines and finishing rolling facilities with a capacity of 0.6 million tpy;

•	facilities for the productions of bars that comprise a finishing four-stand rolling line with a capacity of 0.46 million tpy; and

•

a port located on the Orinoco River, 195 miles from the Atlantic Ocean, that operates 11 cranes for the loading and unloading of finished products and raw materials, respectively. The dock is 1,037 meters long and allows the docking of six ships of up to 20 thousand tons.

Mexico

Ternium conducts operations through facilities located in the Mexican cities of Monterrey, Apodaca and Puebla. Furthermore, Ternium sources all of the iron ore used in its Mexican facilities from its mines located in Colima and Michoacán, and refines that iron ore into DRI using proprietary technology. If and when we consummate the Grupo Imsa transaction referred to elsewhere in this annual report, we will add additional production facilities in Mexico.

Monterrey. Ternium’s facilities at San Nicolás de los Garza, located in Monterrey’s metropolitan area, include:

•	a steel making plant that comprises two electric arc furnaces, two ladle furnaces, two thin-slab continuous casters and a hot rolling mill (Mill No. 2);

•	a hot rolling mill (Mill No. 1);

•

two DRI facilities: one adjacent to Mill No. 2 that includes the latest DRI HYL® technology advances, such as Hytemp®, which permits the hot discharge of the DRI to the electric arc furnace generating significant energy savings and improving productivity;

•	two pickling lines, four reversing cold mills, annealing ovens, two temper mills, a skin-pass mill and tension leveling equipment, each of which is shared by both mills;

•	three galvanizing lines with a total annual capacity of 500,000 tons;

•	three painting lines with a total annual capacity of 300,000 tons;

•	ten tubing mills with an annual capacity of 290,000 tons;

•	three panel lines with a total annual capacity of 2.5 million square meters; and

•	a steel service center that produces a variety of specialized products, with a total annual capacity of 544,000 tons.

The following table summarizes the annual production capacity as of December 31, 2006 (which does not represent the combined capacity of all the lines operating simultaneously) for the different flat steel production lines at the Monterrey facilities:

Facility	Product	Capacity
		(Thousands tpy)
Direct Reduction Plants	DRI	1,620
Mill No. 1 Hot Rolling Mill	Hot rolled coils	650
Mill No. 2 Continuous Casting Mill	Hot rolled coils, ultra-thin hot band	1,850
4 Cold Mills	Cold rolled coils	790
3 Galvanizing Lines	Galvanized and coated sheets	510
3 Painting Lines	Pre-painted sheets	240
10 Tubing Mills	Thin tubing	320
3 Panel Lines	Insulated steel panels	2,500(1)

(1)	Measured in square meters.

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

Next to Ternium’s Monterrey facilities is the Acerex service center dedicated to processing steel to produce slitted and cut to length products in various widths and lengths. Acerex has a total annual capacity of 544 thousand tons. Acerex was a joint venture and in April 2006, Ternium acquired (through its subsidiary Hylsa) the remaining 50% ownership interest. Hylsamex (through its subsidiary Hylsa) owns 100% of Acerex. Acerex functions as a cutting and processing plant for Ternium’s Mexican operations and an independent processor for other entities.

The North Plant—Apodaca. Located in Apodaca, Nuevo León (near Monterrey, Mexico), the North Plant is dedicated exclusively to the production of rebar. This plant uses 100% steel scrap as metallic input for its operations, and includes an electric arc furnace, a continuous caster, a reheating furnace and a rolling mill. Installed production capacities for the different production lines of the North Plant are set forth in the following table:

Facility	Product	Capacity
		(Thousands tpy)
Billets Steel Plant	Billet	580
Rolling Mill	Rebar	460

The Puebla Plant—Xoxtla. Located in Xoxtla, Puebla (120 km from Mexico City), the Puebla Plant produces both rebar and wire rod, including high-carbon, low-carbon and micro-alloyed wire rod. The Puebla Plant has a direct reduction facility to produce DRI, one electric arc furnace, a ladle furnace, a vacuum degassing station, one continuous caster, a reheating furnace and rolling and finishing mills. Installed production capacities for the different production lines of the Puebla Plant are set forth in the following table:

Facility	Product	Capacity
		(Thousands tpy)
Direct Reduction Plant	DRI	840
Billets Steel Plant	Billet	760
Rolling Mill	Rebar and wire rod	580

Las Encinas mines. Las Encinas is composed of three separate iron ore mines: Aquila and Cerro Náhuatl, which are in operation and El Encino, which is currently idle. All of them are located near its pelletizing plant, in the Mexican State of Colima, with a maximum annual capacity of 1.8 million metric tons.

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

•

Cerro Náhuatl is an open-pit mine in Colima, Mexico, which began operations in 1988. Cerro Náhuatl has the lowest percentage of iron content among all of Ternium’s mines at Las Encinas, and therefore has the lowest ore processing efficiency. Ore mined at Cerro Náhuatl is transported to Ternium’s pelletizing facility through a seven kilometer slurry pipe and then 42 kilometers by rail.

•

El Encino is an underground mine in Jalisco, Mexico, which began operations in 1998 and is not currently in use, as the Aquila mine is a less expensive option for supplying iron ore. An open-pit mine called El Encino was previously operated on the same site from 1970 to 1998. Ore mined at El Encino is shipped to the pelletizing facility by gondola cable cars.

Ternium’s mining operations at Las Encinas are flexible, giving Ternium the ability to halt production at one or more of its mines from month to month depending on market conditions. Annual production capacities for the different production lines of the Las Encinas mines are set forth in the following table:

Facility	Product	Capacity
		(Thousands tpy)
Crushing Plant	Crushed ore	4,800
Concentration Plant	Concentrated	1,920
Pelletizing Plant	Pellet	1,900

For further information please refer to “—Production Process—Mexico.”

Peña Colorada mine. The Peña Colorada mine consists of a single large mining site located in Minatitlán, Colima, Mexico. The mine is an open-pit mine which began operations in 1975, and has a production capacity of 8.5 million tons of crushed iron ore per year. There is one pelletizing plant serving the Peña Colorada mine, with a total installed production capacity of 4.0 million tons of iron ore pellets per year plus and additional 0.4 million tons per year of pellet feed. Peña Colorada has convenient access to seaport and railroad facilities that enables the distribution of the iron ore pellets to the domestic and international markets.

Peña Colorada is operated by Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V., which has two shareholders—Hylsamex and Mittal Steel Lazaro Cárdenas (“MSLC”), a subsidiary of the Mittal Steel group. Through Hylsamex, Ternium holds 50% plus one share of Peña Colorada and MSLC holds the remainder. Hylsamex purchases one half of the mine’s production. See “—Raw Materials and Energy—Mexico—Iron ore.” Annual production capacities for the different production lines of the Peña Colorada mine are set forth in the following table:

Facility	Product	Capacity
		(Thousands tpy)
Crushing Plant	Crushed ore	8,500
Concentration Plant	Concentrated	4,400
Pelletizing Plant	Pellet	4,000

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

For flat products, molten steel is casted into slabs using state-of-the-art technology that produces thin slabs, which then are rolled into hot and cold rolled coils. The steel is then further processed to higher value-added products such as galvanized and prepainted steels, as well as tubing, insulated panels andarchitectural panels, etc.

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

Sales and Marketing

Net Sales

Ternium primarily sells its steel products in the regional markets of North America and Central and South America, where it can leverage its strategically-located manufacturing facilities to provide specialized products and delivery services to its clients.

Our total net sales amounted to USD6.6 billion in 2006, USD4.4 billion in 2005 and USD1.6 billion in 2004. For further information on our net sales see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations”.

The following table shows Ternium’s total consolidated net sales by product and geographical region in terms of U.S. dollars for the years indicated:

In thousands of U.S. dollars	For the year ended December 31,
	2006	2005	2004
Flat Steel Product Sales
South and Central America	3,038,369	2,384,649	999,567
North America	1,960,793	948,852	94,299
Europe and Other	48,365	326,926	172,331

Total Flat Steel Products Sales	5,047,527	3,660,427	1,266,197

Long Steel Product Sales
South and Central America	526,780	370,634	—
North America	735,823	252,576	—
Europe and Other	—	2,158	—

Total Long Steel Product Sales	1,262,603	625,368	—

Trading Sales(1)
South and Central America	—	—	116,624
North America	—	—	136,530
Europe and Other	—	—	72,073

Total Trading Sales	—	—	325,227

Total Other Sales(2)	258,845	161,885	7,501

Total Sales	6,568,975	4,447,680	1,598,925

(1)	The item “Trading Sales” includes mainly trading activities for the year ended December 31, 2004. The consolidation of Amazonia’s results since February 15, 2005 resulted in the elimination of intercompany sales between Sidor and Ternium’s subsidiaries, following which trading activities are no longer material.
(2)	The item “Other Sales” includes mainly sales of pig iron and iron ore.

In thousands of tons (unaudited)	For the year ended December 31,
	2006	2005	2004
Flat Steel Product Sales Volume
South and Central America	4,361	3,463	1,718
North America	2,413	1,406	147
Europe and Other	88	514	311

Total Flat Steel Product Sales Volume	6,861	5,383	2,176

Long Steel Product Sales Volume
South and Central America	948	709	—
North America	1,225	503	—
Europe and Other	—	5	—

Total Long Steel Product Sales Volume	2,174	1,218	—
Trading Sales Volume(1)
South and Central America	—	—	159
North America	—	—	246
Europe and Other	—	—	142

Trading Sales Volume	—	—	546

Total Sales Volume(2)	9,035	6,600	2,722

(1)	The item “Trading Sales Volume” includes mainly trading activities for the year ended December 31, 2004. The consolidation of Amazonia’s results since February 15, 2005 resulted in the elimination of intercompany sales between Sidor and Ternium’s subsidiaries, following which trading activities are no longer material.
(2)	The “Total Sales Volume” does not include the tons of Other sales.

South and Central America

Sales to customers in South and Central America accounted for 56.4% of Ternium’s consolidated sales during 2006, 63.1% during 2005 and 70.3% during 2004. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal year ended December 31, 2006 compared to fiscal year ended December 31, 2005—Net sales” and —Fiscal year ended December 31, 2005 compared to fiscal year ended December 31, 2004—Net sales.”

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

Ternium’s principal clients in the region are located in Argentina and Venezuela. Its sales in these countries are sensitive to the general economic conditions and government actions and policies, such as the restrictions in Argentina and Venezuela on certain foreign currency transfers. For further information on the risks related to an investment in Argentina or Venezuela please refer to Item 3. “Key Information—Risk Factors—Risks Relating to the Countries in Which We Operate.” We also sell to clients in other South American countries, including Colombia, Ecuador, Chile and Peru.

North America

Sales to customers in North America accounted for 42.1% of Ternium’s consolidated sales during 2006, 29.0% during 2005 and 14.4% during 2004. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal year ended December 31, 2006 compared to fiscal year ended December 31, 2005—Net sales” and —Fiscal year ended December 31, 2005 compared to fiscal year ended December 31, 2004—Net sales.”

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

Clients in the United States of America are served directly through the commercial offices, distribution and service centers of Ternium, which manage transport and logistics issues and provide local services and assistance. The Gulf Coast and a large portion of the West Coast, in particular, are fast growing regions in which our Hylsa’s facility is highly competitive. The main markets in the United States are the construction industry and the energy market and its related steel consumption.

Europe and Other

Sales to customers in Europe and other markets accounted for 1.5% of Ternium’s consolidated sales during 2006, 7.9% during 2005 and 15.3% during 2004. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal year ended December 31, 2006 compared to fiscal year ended December 31, 2005—Net sales” and —Fiscal year ended December 31, 2005 compared to fiscal year ended December 31, 2004—Net sales.”

Ternium’s largest markets in Europe are Spain and Italy. Clients in Europe are mainly independent, small- and medium-sized companies dedicated to steel processing. A large part of their purchases are of cold rolled coils and coated products, which are mainly produced in Argentina. Their production is generally directed toward the construction, furniture and appliance industries. Ternium’s sales to Europe are carried out through the Ternium commercial network. While Ternium profits from a long-term relationship with most of its European clients, sales orders are in general received on a monthly basis at spot prices.

Sales to Asia are generally made on a spot basis and include overrolling materials.

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

In order to increase Ternium’s participation in regional markets and improve services provided to customers, Ternium consolidated its international sales and marketing activities through Ternium Internacional’s network of commercial offices. Ternium Internacional develops its services through branches, which are 100% fully owned by Ternium Internacional and are strategically located in the Ternium’s key markets. Ternium Internacional has a strong presence in the main steel markets such as the Americas and Europe and has extensive experience promoting steel products. Its marketing expertise helps Ternium to expand its position in current markets and in developing new ones.

South and Central America

A principal component of Ternium’s marketing strategy in South and Central America is establishing lasting and close relationships with customers. This allows Ternium to provide assistance to its customers in their use of steel products and to obtain downstream information that can be applied to future product development.

In 2003, Ternium’s Argentine subsidiary Siderar established a department focused on the development of small- and medium-sized companies, under a program created by the Techint Group for the development of its clients and the local industry. The objective of the program is to improve the competitiveness of clients and suppliers, to increase their exports and allow them to substitute imports for local products. Nearly 140 companies are part of this program, which provides support for the commercial, financial, industrial and institutional requirements of these companies. Propymes was also implemented in Venezuela in 2004, with the same objective of promoting local industry.

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

In addition to its offices located in Argentina and Venezuela, Ternium has commercial and administrative offices in Brazil, Colombia, Ecuador, Peru and Uruguay. These offices generally provide commercial services such as the development and maintenance of contacts with clients and end users, analysis of businesses opportunities, assistance to buyers before and after sales, participation in price negotiations, analysis of the market and competitors and assistance in the design and organization of the commercial and promotional strategy for sales in the respective countries.

North America

The North American steel market is highly competitive, since most major international steel producers’ direct part of their sales efforts to this region. The 2005 Hylsamex acquisition significantly increased North America’s importance to Ternium’s overall sales. We expect that our sales of flat steel products will increase significantly if we complete the acquisition of Grupo Imsa. On April 29, 2007, we entered into a definitive agreement pursuant to which we expect to obtain control over Grupo Imsa, a steel manufacturer with operations in Mexico, United States and Guatemala. The transaction is subject to Mexican and U.S. antitrust clearances, and other customary conditions. For more information, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments—(a) Agreement to obtain control over Grupo Imsa”.

In Mexico, where Hylsamex’s production facilities are located, it can provide customized services and deliveries. Ternium’s principal steel clients in Mexico are in the construction and manufacturing industries (including steel furniture, automotive and electric and home appliances).

Mexico’s steel market is strongly oriented toward end users, representing 54% of Hylsamex’s domestic sales in both 2005 and 2006. In addition, several Mexican steel producers compete with Hylsamex in the flat and long steel markets, including Ahmsa, Grupo Imsa, Arcelor Mittal, DeAcero S.A. de C.V., or DeAcero, and Aceros San Luis S.A. de C.V., or Aceros San Luis. Ternium’s experienced sales force specializes in the needs of each market sector and focuses on value-added products and services. In this competitive and end-user oriented market, the extensive use of well-known commercial brands allows customers to clearly recognize Ternium’s products. Ternium seeks to increase its competitive advantage by providing value-added services, including the Technical assistance related to steel use and production, and developing new steel products.

Ternium has a commercial presence in the United States, including offices and warehouses in Houston, Atlanta, Laredo and Phoenix. From these locations, Ternium provides steel products and related services: logistics, stock management and customer assistance.

Europe and Other

Sales to Europe and the other markets are carried out through a commercial office located in Spain. This office is focused on activities such as trading. It is also responsible for the development of commercial and marketing activities in order to expand Ternium’s client base, the organization of provision programs and activities to promote steel products and the assistance in the purchase process for finished and semi-finished steel for Ternium. It also provides services related to other commercial requirements, such as credit risk analysis and credit risk insurance, follow up on orders and other customer support.

Competition

Global Market

The steel industry operates predominantly on a regional basis, with large industry participants selling the bulk of their steel production in their home countries or regions, where they have natural advantages and are able to more effectively market value-added products and provide additional customized services. Despite the limitations associated with significant transportation costs, as well as the restrictive effects of protective tariffs and other trade restrictions, international trade of steel has generally increased in the last decade as production has shifted towards low-cost production regions. In addition, since 2002, several large steel manufacturers have merged with each other or acquired steel companies in other parts of the world. This wave of consolidation has resulted in a number of large, global producers with significant operations in several regions and/or continents, contributing to the increasing globalization of the steel industry. Considered as a whole, however, the steel industry still remains considerably fragmented, compared to certain key suppliers and customers, e.g. iron ore suppliers and the automotive industry.

Steel consumption has historically been centered in developed economies such as the United States of America, Western Europe and Japan. However, in recent years steel consumption in Asia, and in particular China, has increased significantly. Moreover, while production in Europe, Japan and the United States remains significant, steel producers in those regions have increasingly focused on the rolling and finishing of semi-finished products.

There has been a trend in recent years toward steel industry consolidation among Ternium’s competitors. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel, which subsequently acquired International Steel Group. Furthermore, in June 2006, Mittal Steel and Arcelor merged to create the world’s largest steel company, Arcelor Mittal. In April 2007, Tata Steel completed the acquisition of Corus. Despite this trend, the global steel market remains highly fragmented. In 2004, the five largest producers (Mittal Steel, Arcelor, Nippon Steel, JFE and POSCO) accounted for approximately 19% of total worldwide steel production, with Arcelor Mittal, the largest, accounting for less than 10%. Also in 2006 and 2005, the five largest steel producers accounted for 19% and 18%, respectively, of total worldwide steel production (compared to 15% in 2000).

Steel prices in general, including for both flat and long products, have undergone significant volatility in recent years. From 2000 to 2002, the industry, especially in North America, experienced fluctuating capacity, low demand growth levels and other adverse conditions, which led to depressed steel prices and also adversely impacted many steel producers’ profitability. In 2003 and 2004, steel prices increased worldwide, due to higher economic growth in most regions, particularly China and other developing countries, as well as higher raw material prices (iron ore, ferroalloys and energy). Prices decline in the last quarter of 2004 and the first half of 2005, partially due to inventory liquidation, but recovered in the second half. Although prices in 2005 were below the 2004 peak, they remained well above the ones from 2000 to 2002. In 2006, prices increased in the first half of the year due to better global economic performance and declined in the second half, but remained on average above 2005 levels. In 2007, the construction and automotive industry’s activity in the United States of America experienced a slightly increase, which affected the international steel prices.

Given the strong competition that characterizes the flat steel industry; several countries have imposed trade restrictions to protect their domestic steel industries from imports at below market conditions, commonly referred to as “dumping.” For a summary description of some of these regulations, see “—Regulation—Trade regulations.”

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

Argentina. Ternium’s subsidiary Siderar is the main producer in Argentina of flat rolled steel products and faces little competition from domestic steel producers across the majority of its product lines. Its main competition in the Argentine flat steel market is limited to imports, mainly from Brazil. The main Brazilian producers of flat steel value-added products are Usiminas (a shareholder of the Company), Companhía Siderúrgica Nacional and Companhia Siderúrgica de Tubarão (part of the created Arcelor Brasil). In the market for intermediate products for the manufacture of structural pipes, Ternium competed in the past with Acindar, an Argentine company mainly dedicated to the production of long steel products which had a minor share in the flat steel market. On January 31, 2006, Siderar acquired assets and facilities of Acindar related to the production of welded steel pipes in the province of Santa Fe in Argentina and 100% of the issued and outstanding shares of Impeco S.A., which in turn owns a plant located in the province of San Luis in Argentina for a total purchase price paid of USD55.2 million. These two plants have an annual production capacity of 140 thousand tpy of tubes to be used in the construction, agricultural and manufacturing industries.

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

We believe that Siderar has a competitive advantage over potential foreign competitors based on its ability to customize products to customer specifications, including size and quality. Its position was further improved by the Argentine crisis of 2002 and subsequent devaluation that benefited national industry competiveness.

Venezuela. Ternium’s subsidiary Sidor is the sole producer of flat steel products in Venezuela. Sidor’s only source of competition in the flat steel markets comes from imports. However, imported flat steel products do not account for a significant portion of the Venezuelan market, representing only, on average, an 10% and 8% market share in Venezuela for the year ended December 31, 2006 and 2005, respectively.

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

We believe that the threat of new competitors entering the Venezuelan flat and long steel markets is mitigated by:

•	Ternium’s substantial domestic market share;

•	the high capital investment required to construct an integrated blast furnace manufacturing facility;

•	the scarcity of good quality scrap metal in Venezuela for use in an electric arc furnace “mini-mill”; and

•	Sidor’s low production costs and its long term agreements with local raw material suppliers. See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Steel Industry.”

The Venezuelan government has announced that it will finance and build an integrated steel complex located in Ciudad Piar, 150 kilometers from Puerto Ordaz, where Sidor is located. The Venezuelan administration has stated that this project, which is still in a preliminary stage, will not compete against Sidor. To the date of this annual report, there have been no developments in connection with this announcement.

North America

Mexico. Ternium’s subsidiary Hylsamex has strong domestic competitors in the Mexican steel market and faces increasing competition from imports. Total imports of flat steel products have increased sharply in recent years and according to Canacero, the Mexican chamber of the iron and steel industry, accounted for 32.7% and 28.8% of the Mexican market in 2006 and 2005, respectively.

The largest Mexican competitor in the flat products market is AHMSA, an integrated steel producer located in Monclova, Coahuila that produces a wide variety of steel products. Another significant domestic competitor in this sector is APM, S.A. de CV., which is a subsidiary of Grupo Imsa. APM processes slabs purchased from third parties to produce hot and cold rolled products for the Mexican market and to supply Grupo Imsa’s coating facilities. On April 29, 2007, we entered into a definitive agreement pursuant to which Ternium, or any of its subsidiaries is expected to obtain control over Grupo Imsa. The transaction is subject to Mexican and U.S. regulatory approvals and other customary conditions. If consummated, the transaction is expected to close in the third quarter of 2007. If and when the Grupo Imsa transaction is consummated, Grupo Imsa will no longer be a competitor in this market.

In the rebar market, Ternium’s largest competitor is Siderúrgica Lázaro Cárdenas—Las Truchas S.A. de C.V. (“Sicartsa”), that is currently part of Arcelor Mittal. To a lesser extent, Ternium also faces competition from Aceros San LuisDeAcero and Grupo Vigil. In the low-carbon wire rod market, Ternium’s main competitors are DeAcero, Sicartsa, and to a lesser extent Aceros San Luis, Talleres y Aceros and imports.

The Mexican domestic market for small diameter welded pipe is regional, and competition from imported products is not significant. Orders are usually small and cover a wide range of product specifications. Hylsamex’s leading competitors in this market are Regiopytsa, Arcometal and Tubería Nacional S.A. de C.V.

The primary customers in the Mexican coated steel market are the construction sector and manufacturing companies (e.g. of air conditioners, home appliances and lighting fixtures). Ternium’s main competitors in this market are IMSA and to a lesser extent Zincacero S.A. de C.V. and Galvasid. If and when the Grupo Imsa transaction referred to elsewhere in this annual report is consummated, Grupo Imsa will no longer be a competitor in this market.

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

Capital Expenditure Program

The sum of the capital expenditures of Siderar, Sidor and Hylsamex in 2006 was approximately USD384 million. The main objectives of the capital expenditure program of Ternium are to:

•	reduce production costs;

•	improve product quality, equipment reliability and productivity;

•	comply with applicable environmental standards; and

•	provide enhanced customer services.

Ternium’s plans for financing its capital expenditure program are described under Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”. No assurance can be made that Ternium will be able to obtain the financing necessary to fund its projected capital and environmental remediation expenditures.

Argentina

During 2006, Ternium carried out a significant investment program to increase its production capacity and improve the product quality of its facilities in Argentina. Siderar’s investment in fixed assets amounted to USD208 million. The principal investments initiated or carried out were:

•	the expansion of the coke oven plant. The construction of battery No.5 began in 2004 and is expected to start production in September 2007 and increase capacity by 210,000 tpy;

•	the relining of blast furnace No. 2. The works in blast furnace No.2 began in 2005 and the relining started in October 2006. The start up was in January 2007;

•	the revamping of sinter plant. The work began in 2005 and was completed in September 2006, which resulted in an increased capacity of 4,000 tons per day and improved the environmental conditions;

•

the installation of slab reheating furnace No.5 in the hot rolling mill. The work carried out in the hot rolling mill allowed Siderar to roll all slabs in a single greater thickness of 200 millimeters. This work, together with the one carried out in the steel shop, enable Siderar to increase hot rolled coils production from 2.6 to 2.8 million tons per year. The start up was in October 2006.

Siderar investment plan contemplates a significant increase in crude steel production capacity from the current 2.9 million tons to 4.0 million tons to facilitate growth of the manufacturing sector in Argentina and, at the same time, allow Ternium to continue to play an active role in international markets. Besides completing those investments initiated in 2004, the principal investments of the plan are focused on the installation of a new continuous caster and metallurgy equipment, the relining of blast furnace No.1 in two steps, the increase of capacity in Siderar’s sinter plant from 4,000 to 5,000 tons per day and the modernization of the facilities for storage and internal transportation of raw materials.

The plans also contemplate the upgrading of present production lines together with the incorporation of new production lines. We expect that the incorporation of automation systems and the use of available capacity in the services area will improve production efficiency by allowing for economies of scale and operating cost reductions.

Venezuela

During 2006, Ternium’s investments in fixed assets in Venezuela amounted to USD77.3 million. The most significant investments and projects carried out or initiated were:

•	the revamping of module A of Midrex II. This was carried out in September 2006 and resulted in an increase of the annual production up to 1.1 million tpy of DRI;

•

the installation and start up of two deburring machines and a marking machine at the delivery side of the continous casting mill No.3. This project boosts the capacity of the plant for slab requiring proper finishing (deburring and marking);

•

the second step of the “Piso de Planta” Project: This project develops and implements an integrated real time management system (industrial and technological) for all of the production lines. This new system is already operative in all the main facilities;

•

the installation of an oxygen plant. This new plant consists of two modules of 300 oxygen tons each, which have been operative since October 2006. This new equipment provides the necessary gas to comply with the increases in liquid steel production.

During the next five years, we intend to carry out an investment plan for Ternium’s subsidiary Sidor that would allow it to increase crude steel production capacity from 4.0 million tons to 5.5 million tons, to maintain its equipment and to automate control systems. Among the projects that we expect to carry out in the near future are the revamping of the HYL reduction plant, which is actually in the procurement stage, and it is expected to be operative by December 2008; the installation of a new ladle furnace No.3 in the steel mill, which is currently in progress and is expected to be operative in September 2007; the revamping of the steel shop material handling system, the modernization of the delivery side of the slab caster machines.

Mexico

Hylsamex’s subsidiaries underwent a substantial modernization program prior to their acquisition by us. In the last 15 years, Hylsamex has spent approximately USD1.9 billion on projects focused on developing Hylsamex as an integrated manufacturer of value-added products. The main investments carried out were in flat steel mini-mills, the preparation and modernization of mines, the modernization of long steel facilities and the development of DRI plants and coated steel production lines.

During 2006, Hylsamex invested USD97.1 million to increase its hot rolling and galvanizing production capacity. The most significant investments and projects carried out or initiated were:

•

the revamping of the hot rolling mill No.1. This includes the installation of a new walking-beam slab furnace expected to start-up during September 2007, and that will provide an additional rolling capacity of 400 million tpy;

•	the revamping of the galvanizing line No.3. This project is expected to be operational during July 2007, will provide additional strip galvanizing capacity for 40 thousand tpy.

Some of the main investments planned for in the next five years are the modernization of hot rolling Mill No.1, the opening of the Colomera mine site at Las Encinas complex, the modernization of certain coating facilities and several information technology, or IT, systems projects. In addition to these investments, management is considering capital expenditures aimed at routine maintenance or replacement of equipment. If and when we consummate the Grupo Imsa transaction referred to elsewhere in this annual report, we will re-estimate the costs of our investments in Mexico.

Information technology investments

In addition to capital expenditures at its plants, Ternium has invested in the integration of its production, commercial and managerial activities. Some of the main IT investments relate to the development of new software for its management platforms. The first project requires a significant technological change in Ternium’s systems and will provide users with a new set of management tools on a proprietary platform for the manufacturing, selling and distribution of Ternium’s products. Another project is expected to develop technological tools for related sectors such as human resources, finance and other administrative sectors. The Ternium companies invested an aggregate of approximately USD18.4 million in IT projects in 2006.

In 2007-2008, we expect to invest in IT projects that will facilitate the integration and synergies of Ternium’s subsidiaries and improve the security measures over their IT systems, and to continue developing the projects indicated in 2006.

Raw Materials and Energy

At Ternium’s integrated steel facilities in Argentina and Venezuela, the principal raw materials Ternium consumes are iron ore, coal and ferroalloys. These are processed in blast or electric arc furnaces and afterwards in steel shops to obtain either slabs, which are further processed into value-added flat steel products, or billets, which are further processed into wire rods and bars. At Ternium’s electric arc facilities in Mexico, the principal raw materials are pellets and scrap. Another important raw material for Ternium’s production processes is energy. Below is a more complete description of the raw material and energy situation at Ternium’s integrated facilities in these countries. For a description of some of the risks associated with Ternium’s access to raw materials, see Item 3. “Key Information—D. Risk Factors—Risk Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials and energy could adversely affect Ternium’s profits.”

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

Iron ore. Iron ore is purchased under long-term agreements from suppliers in neighboring Brazil. Prices under these contracts are determined on an annual basis in accordance with market conditions and follow the prices agreed upon between the major iron ore exporters and their main steel industry clients. Siderar’s aggregate annual consumption of iron ore in Argentina ranges between 3.2 and 3.5 million tons. Approximately 80% of Ternium’s local requirements for iron ore in different forms, such as pellets and sinter feed (iron ore fines smaller than 6 mm) is supplied by Brazil’s Companhia Vale Do Rio Doce, or CVRD. The remaining requirements consist of lump ore (i.e., iron ore within certain size specifications ranging from 6 to 38 mm) from other suppliers located in Brazil, such as Mineração Corumbaense Reunida S.A., or MCR, a Rio Tinto subsidiary. The main contracts for these raw materials are with CVRD and MCR. Siderar’s geographic location provides favorable access to high quality lump produced in Brazil’s iron ore mines which are located in the Pantanal Region (Mato Grosso do Sul state) through the Paraguay and Paraná Rivers. The use of barges to haul this lump ore, reduces the raw material costs associated with the provision of iron ore since those mines are outside of the international seaborne trade. The costs for iron ore in the seaborne trade, which represents imports from Brazil into Argentina, has steadily increased since 2003, with successive price hikes in the following years up to an increase of more than 71% for some types of iron ore. However, 2006 prices depicts the price correction operated in the international markets with significant increases of almost 20% for some types of iron ore and decreases of up to 3% for others.

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

Electricity. Siderar consumes large quantities of electricity (approximately 135 Mw) for its manufacturing activities, particularly in its Ramallo and Ensenada facilities. The electricity required to cover most of Siderar’s needs is self-generated by a wholly-owned thermoelectric plant with an installed capacity of 110 Mw located at the Ramallo facility. Most of the energy requirements of the thermoelectric plant are obtained from blast furnace and coke oven gases and from steam that is purchased from a power plant located at the Ramallo facility owned by Siderca S.A.I.C., a subsidiary of Tenaris. The rest of the requirements are covered through the purchase of natural gas from Repsol YPF and Tecpetrol S.A, or with alternative sources of energy such as fuel oil.

OPEL (“Operadora Eléctrica”), a subsidiary of Tenaris, currently manages Siderar’s thermoelectric plant and the plant owned by Siderca. Siderar pays an administration fee for its services. This outsourcing contract is due to terminate in 2015.

Siderar covers electricity shortfalls or sells excesses, as the case may be, at spot prices in the wholesale market. In order to mitigate these shortfalls, Siderar entered into an electricity supply contract with Genelba Power Plant, which is owned by Petrobras, and that covers the Ramallo facilities shortfalls. In addition, Siderar has also entered into a supply contract with Central Puerto Plant, which covers the Ensenada, Florencio Varela and Canning facilities shortfalls.

Natural gas. Siderar also consumes substantial volumes of natural gas in Argentina, particularly to operate its blast furnace and power generation facilities. The average daily consumption of its facilities is approximately 1,700 thousand cubic meters of natural gas.

The relative cost of natural gas in Argentina decreased substantially in 2002 following the Argentine peso devaluation and subsequent freezing of tariffs in local currency terms. However, since 2003, this cost gradually increased due to governmental and private tariff negotiations and the appreciation of the Argentine peso against the U.S. dollar. Currently, the cost of gas and transportation is over 2001 levels, while the cost of distribution is still below the level of 2001. During the last four years, the continuing increase in natural gas demand in Argentina together with a substantial lack of investment in natural gas production and transportation have resulted in shortages of natural gas to industries and private consumers. See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina—Restrictions on the supply of energy to Ternium’s operations in Argentina could curtail Ternium’s production and negatively impact Ternium’s results of operations.”

Siderar has long-term supply arrangements with Repsol YPF and Tecpetrol S.A, a company controlled by San Faustin, for the purchase of natural gas. Repsol YPF is Siderar’s main supplier. Tecpetrol supplies it with a significant portion of its natural gas requirements on terms and conditions that are equivalent to those governing the supply of natural gas by Repsol YPF. Siderar’s supply agreement with Repsol YPF extends until December 2006 with prices revised on an annual basis. A new agreement is currently under negotiation, meanwhile YPF is delivering gas under spot basis. In March 2003, Siderar entered into an agreement with Tecpetrol under which Siderar paid USD17.3 million for the advance purchase of a total of 725 million cubic meters (up to 400 thousand daily cubic meters) of natural gas to be delivered over a period of 5 years on pricing terms that will enable it to share through discounts the impact of any increase in natural gas prices over that period with Tecpetrol. Under the terms of the agreement, Siderar will have a minimum guaranteed return on this advance payment equal to LIBOR plus 3.5%. In November 2006, the gas purchased to Tecpetrol covered the total amount paid in March 2003. Since then, no discount has been applied to gas price. Furthermore, in May 2007, Tecpetrol decided to cancel the contract pursuant to the termination clause that allows any party to terminate the contract after the USD17.3 million was paid. Up to date, Tecpetrol is delivering gas under spot basis. A new long-term supply contract is expected to be signed after the negotiations between the Argentinve government and gas producers conclude. Siderar purchases from Tecpetrol in 2006 and 2005 amounted to USD8.9 million and USD7.4 million, respectively. Siderar covers any variation in its requirements for natural gas in the spot market.

Siderar also has separate transportation agreements with Transportadora de Gas del Norte S.A. (TGN), Transportadora de Gas del Sur S.A. (TGS), Camuzzi Gas Pampeana S.A. (Camuzzi), Gas Natural Ban S.A. (Gasban) and Metrogas. The main transportation contract is with TGN, which expires in April 2013. For the final distribution phase, Siderar has several distribution contracts with Litoral Gas (a company partially owned by Tecgas, an affiliate of San Faustin), Camuzzi, Gasban and Metrogas. The principal contract is with Litoral Gas, which after the renegotiation of the contract renewal, will expire in December 2008.

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

Sidor currently purchases its iron ore, electricity and natural gas through long term arrangements with entities owned by the Venezuelan government which as of May 31, 2007, through CVG, owned 20.3% of the outstanding capital stock of Sidor. Sidor expects to continue to enter into long-term contracts to meet its raw material needs. See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials and energy could adversely affect Ternium’s profits.”

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

According to the new terms, the price of iron ore would follow the price of Carajas Fines. Due to the amended pricing formula, the cost of iron ore for fiscal years 2006 and 2007 increased by approximately 63% and 9.5%, respectively. Under the revised contract, the pricing formula may be adjusted every two years, on the basis of public policy, Sidor’s competitiveness and the evolution of international steel prices. In conjunction with the changes in price conditions for the supply of iron ore to Sidor by FMO, the Venezuelan government is offering a price reduction on raw materials acquired from state-owned enterprises, such as FMO, that may reach 10% over the agreed market reference price. These preferential supply terms, as established in the applicable Venezuelan regulations, are conditioned on commitments by potential beneficiaries to assist development of the domestic industrial sector and to support certain community needs. In June 2006, Sidor was notified that it had been granted a 7.61% discount on its iron ore price in connection with the initial assessment of Sidor’s proposed industrial development plan. The other terms and conditions of the 1997 contract remain in effect under the revised contract.

Pellets. In connection with the iron ore contract, in 1997 Sidor and FMO entered into another agreement under which Sidor committed to sell, upon the request of FMO, up to 2.0 million tpy of pellets to FMO, at a price based on the sale price at which FMO sells iron ore to Sidor plus a bonus paid to Sidor for the production of pellets, which is determined using market references.

Briquettes. In 2004, to guarantee its supply of raw materials, Sidor, together with Tenaris, organized Matesi, in which they had interests of 49.8% and 50.2%, respectively. In July 2004, Matesi purchased the assets of Posven for USD120 million. Posven owned an idled iron-briquette producing facility located in Ciudad Guayana, Venezuela, with an annual capacity of 1.5 million tons. Matesi began production in October 2004 and is expected to ensure that Sidor can rely on an additional source of high-quality, low-cost iron ore briquettes, enabling crude steel production to exceed 4.5 million tpy.

Scrap. Sidor’s consumption of scrap is approximately 580,000 tpy. In 2006, approximately 61% of the scrap used was obtained internally from products with technological or qualitative defects.

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

Iron ore. As described under “—Production Process and Facilities—Mexico” above, Ternium’s subsidiary Hylsamex owns interests in two mining companies in Mexico: 100% of the equity of the Las Encinas mines, and a 50% controlling equity stake in Peña Colorada, which operates Mexico’s largest iron ore mine. In 2006, Ternium’s Mexican facilities sourced 100% of their iron ore requirements from its own mines. Under its arrangement with Peña Colorada, Hylsamex is committed to purchase 50% of the annual production of the mine, which represents approximately 54% of its overall requirements. From the combined iron ore output, approximately 80% went to Hylsamex’s own direct reduction plants, while the remaining 20% was sold in the international market. Most of the iron ore exports were made pursuant to an agreement to supply 2.9 million metric tons of pellets to China over a five-year period until March 2009.

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

Scrap. In keeping with its vertical integration strategy, Hylsamex sources 100% of its steel scrap through its own steel scrap collecting and processing companies. These include subsidiaries Transamerica E. & I., Corp. and Ferropak Comercial, S.A. de C.V. In 2006, most of the scrap used was purchased domestically, with approximately 20% coming from the United States.

Electricity. The electric arc furnaces consume large quantities of electricity. During 2006, 59% of Hylsamex’s total consumption was supplied by the Comisión Federal de Electricidad (“CFE”, Mexico’s state-owned electricity company. The remainder came from Iberdrola, a Spanish utility company with power plants around Monterrey. Hylsamex has a long-term contract for 143 megawatts of capacity.

Natural gas. Natural gas is one of the largest cost components of Ternium’s Mexican production processes. Natural gas is used as a reducing agent for the production of DRI and for the reheating of slabs and billets before the hot rolling process. In Mexico, Hylsamex purchases all of its natural gas from Pemex, the Mexican state-owned oil and gas company that is Mexico’s sole producer of natural gas. These prices are set monthly based on the spot price in southern Texas, adding only the equivalent surcharge for transportation costs plus a margin that is generally less than 5%. Hylsamex currently purchases the entirety of its natural gas requirements from Pemex at market prices and often enters into derivatives contracts with the intention of reducing the effects of volatility on a portion of its natural gas requirements.

Hylsamex’s effective cost for natural gas in 2006 was MXN81.1/MMBtu, 28% higher than the MXN63.4/MMBtu registered in 2005, as a result of hedging most of its requirements for the year. In contrast, Hylsamex’s reference price for natural gas—the South Texas index—decreased 8% on average (MXN68.2/MMBtu in 2006 compared to MXN74.1/MMBtu in 2005). Hylsamex’s effective cost for natural gas increased less than the market price as a result of Hylsamex’s hedging strategies. Hylsamex is constantly monitoring and studying the natural gas markets to manage this exposure.

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

Product Quality Standards

Ternium develops its products and services with a philosophy of continuous improvement and seeks to excel in its internal quality oversight its products and processes. Ternium’s products are manufactured in accordance with the specifications of the International Organization for Standardization’s specifications, or ISO, and they also must satisfy proprietary standards and customer requirements.

Ternium has designed, developed and implemented the Ternium Quality Management System based on the platform ISO 9001:2000 and ISO/TS 16949:2002 applied to those areas related to automotive supplies (Siderar/Florencio Varela and Hylsa/Coated—shaped), which will be audited by the accredited organism Lloyd’s Register Quality Assurance (“LRQA”) in order to obtain the ISO multisite certification for Ternium. This Ternium Quality System substitutes the individual Quality System and the individual certifications to align the Organization’s Quality criteria and to be the foundation for the Ternium Quality.

On October 2006, LRQA audited and recommended the ISO multisite certification and the ISO/TS certification of Siderar/Florencio Varela facility. During the first months of 2007, Ternium obtained the multisite certification process and LRQA implemented the Ternium Quality Management System.

Furthermore, each Ternium subsidiary has obtained the accreditations required by the national and international regulations on its specific products.

Product Development and Research

Ternium’s subsidiary, Sidor, has focused on the development of hot rolled steels for welded tubes used in the oil and gas industries. Sidor has supplied high strength API X65 (“American Petroleum Institute”) grade in heavy gauges to Venezuelan pipeline projects. Also, hot rolled coils for API X42 HIC corrosion resistant tubes and microalloyed ingots for seamless pipe were successfully applied by domestic market customers. For the industrial sector, Sidor, has introduced a hot rolled copper alloy weathering steel for hopper rail cars. Furthermore, high carbon wire rods manufactured according to the Society of Automotive Engineers (“SAE”) standards have been incorporated in the long products portfolio, covering wide spread uses such as wire mesh, barbed wire and coil spring for mattresses.

Ternium’s subsidiary Siderar has focused in the automobile industry, introducing hot and cold rolled and electrogalvanized steels manufactured according to Ford, Toyota and Peugeot standards. In the home appliance sector, prepainted hot dip galvanized were introduced. Moreover, in order to attend modernization of customer’s manufacturing technologies, prepainted materials to be supplied in coils are currently under development.

Ternium’s subsidiary Hylsamex has designed medium carbon, low silicon, hot rolled steels for galvanized pipes production. For the automotive industry, hot rolled steels for chassis and crosspieces, hot rolled medium carbon according to Toyota standards and boron alloyed steels for bumpers supporting pieces, were developed. Furthermore, extra deep drawing and high resistance hot dip galvanized grades, were introduced, together with wire rod steels for suspension springs. Dual phase hot rolled steels are among the main new initiatives.

Research efforts were oriented to continue the extension of a thermo-metallurgical model of Siderar’s hot rolling mill. Moreover, a model that reproduces cold rolling and annealing stages has been extended to allow prediction of mechanical properties of microalloyed steel products.

Regarding coil coated products, accelerated tests continue to be developed to predict service performance.

In the environmentally friendly products, research continues on Chrome VI in order to develop free surface treatment technologies for zinc coated products, and Chrome free tinplate passivation.

The Company continues its association with international consortiums for applied research, aiming to generate knowledge that sets the basis for new product development and improvement. Ternium at present participates at Steel Research Center-McMaster Univertisty, for wire rod, hot rolled and hot dip galvanized steel products, International Lead Zinc Research Organization (ILZRO), for hot dip galvanized and electrogalvanized steels, French Corrosion Institute, for hot dip galvanized and coil coated materials, Interzac, for 55% Aluminum-Zinc coated steels and Tin International for tin plate.

Research and Development

As of December 31, 2006, Sidor applied to the Service of Intellectual Property of Venezuela (SAPI), for a total of 44 patents related to improvements in its equipment, processes and products. Sidor oversees and coordinates the different stages of the patent process, from the origin of the innovating idea and its evaluation and approval to the introduction of the patent application request.

Sidor strives to develop products that will allow its clients to fulfill their continuous changing requirements, such as the products made for PDVSA Gas. PDVSA Gas required special products for the construction of a 300 kilometer gas pipeline network. For this project, Sidor developed a stronger steel product that allows PDVSA Gas to construct a pipe with the thickness necessary to resist the high gas operating pressure.

Hylsamex has developed several types of products and services, with more than 100 registered brands. As an example, Hylsamex developed a proprietary technology, called HYL®, for the reduction of iron ore, which is protected by patents in Mexico, the United States of America and several other countries. In late 2005, Hylsamex transferred to Techint Compagnia

Tecnica Internazionale S.p.A., a Techint Group company, (“Techint Technologies”) the rights to market and license the HYL technology to unaffiliated third parties for royalty fees.

We spent USD1.8 million for R&D in 2006, compared to USD2.1 million in 2005.

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

Ternium has not been fined for any material environmental violations in 2006, and we are not aware of any current material legal or administrative proceedings pending against it with respect to environmental matters which could have an adverse material impact on Ternium’s financial condition or results of operations.

Hylsamex’s activities in Mexico are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The fundamental environmental law in the Mexican federal system is the Mexican General Law of Ecological Balance and Environmental Protection (the “Ecological Law”). The Ministry of Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales or “SEMARNAT”) oversees compliance with the federal environmental laws and has the authority to enforce federal environmental laws, concerning water, land, air and noise pollution and hazardous substances.

Under the Ecological Law, a company may request an inspection of its facilities and voluntarily enter into an agreement with the Federal Environment Protection Office (Procuraduría Federal de Protección al Ambiente or “PROFEPA”) through the “Programa Nacional de Auditoría Ambiental Voluntaria” or Voluntary Environmental Audit National Program pursuant to which the company would agree to bring its facilities into compliance with law.

Hylsamex achieved the recertification condition for “Clean Industry Certificate” for its Monterrey plant. The Puebla Plant is currently certified as a “clean industry”, and the Galvak Plant, now identified as Hylsa Recubiertos, also reached the “Clean Industry Certificate” condition. Las Encinas mines and its facilities were voluntarily audited in September 2004. As a result, an improvement action plan was completed in June 2007 which is been implemented with capital expenditures of USD1.4 million in order to attain the “clean industry” condition. Regarding the North Plant, its improvement action plan was defined in December 2006. We believe that Hylsamex is currently in compliance with its obligations under such plans, and we are not aware of any current material legal or administrative proceedings pending against it with respect to environmental matters which could have an adverse material impact on our financial condition or results of operations.

Mining regulations in Mexico

Because its operations in Mexico include mining, Hylsamex is also subject to Mexican regulations relating to mining and mining concessions. Under Mexican law, mineral resources belong to the Mexican nation and a concession from the Mexican federal government is required to explore for or exploit mineral reserves. Pursuant to the Ley Minera (“Mining Law”), mining concessions may only be granted to Mexican individuals and to legal entities incorporated under Mexican law. Foreign investors may hold up to 100% of the shares representing the capital stock of such entities. Ternium’s mineral rights derive from concessions originally granted to Hylsamex.

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

Countries’ imposition of trade remedy measures and the entry into force of various free trade agreements can and have both benefited and adversely affected Ternium’s home market and export sales of flat steel products, as described below. See also Item 3. “Key Information—D. Risk Factors—Certain Regulatory Risks and Litigation Risks—International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.”

•

Argentina: The Argentine government has imposed various antidumping measures on certain steel imports that compete directly with Ternium’s sales in Argentina. Although, Ternium’s operations have not been materially affected by the anti-dumping duties imposed by the Argentine government, the following measures are currently in effect:

Hot rolled products. Since December 1999, the Argentine government has imposed anti-dumping measures requiring a minimum import price of USD410/ton for hot rolled steel imports from Brazil and of USD360/ton for hot rolled steel imports from the Russian Federation and Ukraine. Argentina accepted a price undertaking agreement from Brazilian exporters. Argentine authorities conducted a sunset review of these measures and decided to continue them for five more years. In its decision, the Argentine government determined anti-dumping duties for Russian, Ukrainian and Brazilian hot rolled steel exports to Argentina. A price undertaking for Brazilian exports was also accepted by the Argentine authorities.

Argentina has also imposed antidumping measures on hot rolled steel imports from Kazakhstan (39.91%), Romania (40.48%), Slovak Republic (62.09%) and South Africa (55.26%) since April 2002. In May 2007, Argentine authorities initiated a sunset review for these measures, the review is expected to conclude in May 2008.

Cold rolled products. Since March 2001, the Argentine government has imposed anti-dumping measures requiring a minimum freight on board (“FOB”) price of USD534/ton for cold rolled steel imports from Brazil and USD521/ton for cold rolled steel imports from the Russian Federation. The Argentine government accepted a price undertaking from Brazilian exporters in accordance with an agreement with the main exporters. In June 2005, petitioners requested a sunset review but on June 13, 2006, petitioners withdrew their petition and the measures are no longer in effect.

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

In 2005, Mercosur and the Andean Community (Bolivia, Colombia, Ecuador, Peru and Venezuela), signed a free trade agreement aimed at reducing and eventually eliminating tariffs on steel products traded among member countries over a period of 8 to 12 years. Mercosur is also negotiating free-trade agreements with the EU, Mexico, India and South Africa, as well as participating in the Free Trade Area of the Americas, or FTAA, negotiations encompassing virtually all countries in the Americas. However, Venezuela has also announced that it will not be part of the FTAA being promoted by the United States.

In May 2006, Venezuela became a junior member of Mercosur and is currently seeking full membership in the group.

•

Mexico: The Mexican government has imposed certain anti-dumping measures on steel import products that are similar to the ones produced by Ternium in Mexico. The following anti-dumping measures are currently in effect.

Hot rolled products. On March 28, 2000, the Mexican government imposed anti-dumping duties on the Russian Federation and Ukraine of 30.31% and 46.66%, respectively. On March 25, 2005 the first sunset review was initiated by the Mexican authorities. On March 17, 2006, the final resolution was issued which extended the anti-dumping duties for an additional five-year period.

Furthermore, since September 2005, Mexico has imposed anti-dumping measures against Ukraine (60.1%), Romania (67.60%) and Russia (36.80%) on cut-to length plate. Mexican authorities are expected to conduct a sunset review of the anti-dumping order in 2010.

Cold rolled products. Since June 1999, Mexico has imposed anti-dumping measures on cold rolled steel sheet from Bulgaria (44.0%-45.0%), the Russian Federation (85.0%-88%) and Kazakhstan (33.0%-34.0%). On December 12, 2005, and as a result of the first sunset review, the Mexican authorities extended the anti-dumping duties for an additional five-year period until June 2009.

Plate in coil. Since June 1996, an anti-dumping duty of 29.3% on imports from Russia has been imposed. In June 2003, the first sunset review resolution concluded the application of the anti-dumping duty. In June 2007, the Ministry of Economy issued the final resolution of the second sunset review, determining the continuation of the anti-dumping duties for an additional five year period.

Long and pipe products. Brazilian imports of reinforcing bars are currently subject to an anti-dumping duty of 57.69%. In June 2006, the first sunset review resolution determined the continuation of anti-dumping duties for an additional five year period. Wire rod imports from Ukraine are subject to a duty of 30.52%, which was imposed in September 2000. In August 2005, domestic producers announced their interest in a second sunset review to the government. Furthermore, a duty of 25.87% is in place over standard pipes imported from Guatemala since 2003. The initiation of the first sunset review is expected in January 2008.

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

In addition, the Mexican government has signed trade agreements with Venezuela, Colombia, EFTA (Liechtenstein, Norway, Iceland and Switzerland), Japan, Chile, Bolivia, Nicaragua, Costa Rica and Uruguay, among others. However, the Mexico-Venezuela FTA was cancelled in November 2006.

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

•

United States: U.S. authorities have imposed some measures on flat and long steel products from Argentina, Mexico and Venezuela, which restrict Ternium’s exports to that country. Measures that currently are in effect are the following:

Argentina. In August 2001, U.S. Department of Commerce, or DOC, imposed an anti-dumping duty of 44.59% and a CVD duty of 41.69% on hot rolled steel from Argentina following an affirmative injury finding by the U.S. International Trade Commission, or ITC. DOC and ITC initiated a sunset review of these measures in August 2006. A final finding by both of these agencies will result either in the termination or continuance of the duty. Also, cold rolled exports from Argentina to the United States were the subject of anti-dumping and countervailing duty investigations in 2002. These procedures were eventually resolved in favor of Siderar due to a finding of no injury. This decision is now final.

Mexico. Hylsamex’s standard pipes are subject to an anti-dumping duty of 10.38%. This measure has been in place since 1992 and is currently under review as part of a sunset review procedure. Hylsamex’s Oil Country Tubular Goods, or OCTG, products were subject to a 1.48% anti-dumping duty, but on May 31, 2007, ITC revoked the duties against Mexican OCTG. Pipe products were subject to anti-dumping duties since August 1995. This case is under review in two separate proceedings: a NAFTA panel and a World Trade Organization panel. Wire rod products are also currently subject to a duty of 1.81% as a result of the first administrative review.

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

Venezuela has signed trade agreements with several countries or trade blocs aimed at liberalizing the trade between them:

The Andean Community (formerly the Andean Pact) is a trading bloc established in 1969 by Bolivia, Colombia, Ecuador, Peru and Venezuela for the purpose of promoting trade relations among its members and between the Andean Community and the rest of the world (not only the European Community, now the EU). In 2004, Mercosur and the Andean Community merged the two blocs into a South American Free Trade Area. However, as a result of political tensions with member countries, Venezuela left the Andean Community. Venezuela also withdrew its membership from G-3 Trade Agreement, under which it had a free trade with Mexico and Colombia.

Insurance

Our subsidiaries carry insurance policies covering property damage (including machinery breakdown and business interruption), general liability and other insurance such as, among others, automobile, marine cargo, life and workers’ compensation insurance. These insurance policies include coverage and contract amounts which are customary in the steel products industry and in line with legal and domestic market requirements. General liability coverage typically includes third party, employers, sudden and accidental seepage and pollution and product liabilities within limits up to USD100 million.

C. Organizational Structure

The Company holds the San Faustin’s investments in flat and long steel manufacturing, processing and distribution businesses, including its controlling direct and indirect equity interests in Argentina’s largest steel company, Siderar, Venezuela’s largest steel company, Sidor and one of Mexico’s largest steel companies, Hylsamex, its controlling direct equity interests in Ternium Internacional and its recently acquired 50% equity interest in Exiros, a purchase agent.

Below is a simplified diagram of Ternium’s corporate structure as of May 31, 2007.

Subsidiaries

Ternium operates entirely through subsidiaries. For a complete list of its subsidiaries and a description of its investments in other companies, see notes 1 and 2 to our consolidated financial statements included in this annual report.

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

Siderar’s origins began in September 1961 with the founding of Propulsora Siderúrgica, or Propulsora. Propulsora began its operations as a producer of cold rolled coils in December 1969 and in the early 1990s began to evolve through a series of strategic investments oriented to transform Propulsora into an integrated steel producer. Propulsora acquired Aceros Parana, which was formed by the Argentine government in connection with the privatization of Somisa, at that time the main integrated producer of flat steel in Argentina. As part of this privatization, all of Somisa’s productive assets were transferred to Aceros Parana, of which Propulsora acquired a controlling interest in late 1992. On November 29, 1993, Propulsora merged its operations with those of Aceros Parana and its subsidiary company, Sidercrom, a tin plate processing company, and two other steel industry subsidiaries of Propulsora (Aceros Revestidos and Bernal). After the merger, Propulsora changed its name to Siderar S.A.I.C.

As part of the privatization process in 1992, 20% of Siderar’s shares were sold to former employees of state-owned Somisa under the Programa de Propiedad Participada (the “Employee Stock Ownership Plan”). These shares are administered by Inversora Siderúrgica Argentina. At the Siderar shareholders’ meeting held on April 30, 2002, it was decided to convert the employee-held Class B shares to Class A shares that are authorized to be listed and to trade on stock exchanges.

The Company acquired a 56.1% participation in Siderar through the multiple-step reorganization of San Faustin’s holdings in 2005. On October 27, 2005, Usiminas exchanged its 5.3% equity stake in Siderar for shares of the Company. On December 28, 2006, the Company acquired a 4.85% stake in Siderar from CVRD for total purchase price of USD107.5 million.

The main shareholders of Siderar as of May 31, 2007 are set out in the following table, together with the share percentage owned by each shareholder of Siderar:

Siderar Shareholders	% Shares
Ternium	60.9%
Inversora Siderúrgica Argentina (employees)	6.5%
Public	32.6%

Total	100.0%

Siderar’s shares are listed on the Buenos Aires Stock Exchange, or BASE, under the symbol “ERAR.” The Buenos Aires Stock Market, which is affiliated with the BASE, is the largest stock market in Argentina. On June 25, 2007, the closing price of the Siderar shares on the BASE was ARP22.75 per share, (approximately USD7.34 per share).

Amazonia, Ylopa and Sidor

Amazonia. In November 1997, San Faustin, together with several leading companies related to the steel industry, including Hylsamex, Usiminas and Sivensa, formed Amazonia. Amazonia was established in the Cayman Islands. The principal activity of Amazonia is the holding of long term investments in Sidor. The corporate purpose of Amazonia also includes the providing of technical and management assistance. Sidor is the largest steel company in the Andean Community and the main exporting private company in Venezuela. Sidor’s Venezuelan facilities are one of the largest complexes of their kind in the world.

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

In June 2003, a restructuring agreement was reached among Sidor, Amazonia and its financial creditors. Pursuant to the restructuring:

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

In connection with the restructuring of Sidor’s debt, a payment mechanism was established that required Sidor to use certain future cash surpluses (calculated on the basis of a predetermined formula) to prepay the debt with BANDES and certain commercial bank creditors and to compensate CVG (the Venezuelan government) and certain partners of Amazonia (through Ylopa) pursuant to the agreements entered into by Sidor in the debt restructuring process that occurred in 2003. The payments were measured and paid semi-annually, until December 2004, when Sidor agreed to calculate the payments quarterly, and distribute the payments paid together with principal installments of its outstanding bank debt. The distribution of these payments began in 2003 and is scheduled to continue until the earlier of December 2016 and the fiscal year before the cancellation in full of the debt with BANDES. Under the agreements, Sidor’s financial creditors receive 30% of the total payments made pursuant to this mechanism, and 70% is paid to Ylopa and CVG (with 59.7% apportioned to Ylopa and 40.3% to CVG). Any distribution collected by Ylopa that exceeds USD324 million must be transferred to Amazonia. This amount was exceeded in March 2005, and any subsequent distributions were transferred to Amazonia.

In February 2005, Ylopa converted the convertible debt it held in Amazonia into equity, and assigned such equity to its shareholders pro rata to their equity interests in Ylopa.

On June 29, 2005, ISL contributed its then-current direct and indirect interests in Siderar, Amazonia, Ternium Internacional and Ylopa to the Company. Through this contribution, the Company acquired a 39.4% indirect interest in Amazonia (including a 14.4% through Siderar’s subsidiary Prosid). Furthermore, on August 22, 2005, with the acquisition of Hylsamex, Ternium acquired the 11.9% equity stake that Hylsamex held directly or indirectly, in Amazonia and the 7.5% that Hylsamex’s former controlling shareholder, Alfa, held in Amazonia. On September 9, 2005, Tenaris transferred its 21.2% equity stake in Amazonia to ISL, which on September 15, 2005 contributed such shares to the Company. On October 27,

2005, Usiminas exchanged its 16.6% equity stake in Amazonia for shares of the Company. On November 17, 2005, Sidetur, a subsidiary of Sivensa, exchanged with ISL its 3.4% interest in Amazonia for 33,800,735 shares of the Company. On February 9, 2006, ISL contributed to the Company the 3.4% interest in Amazonia acquired from Sidetur in exchange for Ternium shares. As of May 31, 2007, Ternium owned directly or through wholly owned subsidiaries 85.6% of Amazonia shares and 14.4% indirectly through Siderar (Prosid).

Ylopa. Ylopa is a company established in 2002 under the laws of Portugal and registered in the Madeira Free Zone. The sole purpose of its establishment was to participate in the debt restructuring process of Sidor and Amazonia. Ylopa was formed by the contributions of some of the private partners of Amazonia.

On June 29, 2005, ISL contributed its then-current direct and indirect interests in Siderar, Amazonia, Ternium Internacional and Ylopa to the Company. Through this contribution, Ternium acquired a 34.3% interest in Ylopa. Furthermore, on August 22, 2005, together with the acquisition of Hylsamex, Ternium acquired an 11.1% indirect interest that Hylsamex’s former controlling shareholder, Alfa, held in Ylopa. On September 9, 2005, Tenaris transferred its 24.4% equity stake in Ylopa to ISL, which on September 15, 2005 contributed such shares to the Company. On October 27, 2005, Usiminas exchanged its 19.1% interest in Ylopa for shares of the Company. As of May 31, 2007, Ternium owned directly or through its wholly owned subsidiaries, 88.9% of Ylopa shares and 11.1% indirectly through Siderar (Prosid).

Sidor. Sidor is the main flat steel producer in Venezuela, the largest steel company in the Andean Community and the main exporting private company in Venezuela. The location of its steel plant close to the city of Puerto Ordaz in Venezuela, in the Matanzas industrial zone on the banks of the Orinoco River, provides Sidor with a prime location by connecting it directly to the Atlantic Ocean.

Sidor manufactures steel billets, slabs, wire rod, rebar, hot and cold rolled sheets, coated sheets and coils using direct reduction technology and electric arc furnaces with available natural resources. Sidor has an annual crude steel production capacity of 4.0 million tons.

The main shareholders of Sidor are set out in the following table, together with the share percentage owned by each shareholder of Sidor as of May 31, 2007:

Sidor Shareholders	% Shares
Amazonia	59.7%
CVG (Venezuelan government)	20.3%
Banco de Desarrollo Económico y Social de Venezuela	0.1%
Employees	19.9%

Total	100.0%

In accordance with the Privatization Law, CVG and BANDES were required to transfer a maximum of 20% of their shares of Sidor to present and retired workers of Sidor, under the terms of a special plan called “Program of Workers’ Participation” (Programa de Participación Laboral or “PPL”) and an additional 10% to the plan called “Program of Citizens’ Participation” (Programa de Participación Ciudadana or “PPC”). The transfer of the PPL shares began in May 2004, and, as of the date of this annual report, it has assigned 19.9% of shares identified as Class “B”. As it relates to the PPC plan there is no certainty in connection with the commencement of the plan.

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

Hylsa, originally named Hojalata y Lámina, S.A., was formed by investors in 1943 for the purpose of producing steel required in the manufacture of crown caps for local beer-bottling operations in Monterrey, Mexico. In the early 1950s, Hylsa developed a commercial process for making DRI in response to the scarcity of steel scrap that prevailed at the time and to tap its iron ore reserves. Initially, Hylsa was dedicated to the production of flat products, continuously revamping and expanding its operations and product lines. In the 1960s and 1970s, Hylsa expanded its operations by acquiring a rebar facility in Apodaca (the North Plant) and building a greenfield mill for the production of long products close to Puebla, about 200 kilometers away from Mexico City (the Puebla Plant). In the early 1990s, Hylsa initiated a comprehensive modernization and expansion program, disbursing over one billion dollars to bring its facilities to state-of-the-art status. At the core of Hylsa’s modernization program is its Compact Strip Process (CSP) Flat Products Minimill, which commenced operations in 1995 and expanded in 1998 to its current annual capacity of hot rolled coils. Galvak resulted from the acquisition in 1979 of two local coating steel companies growing from a single galvanizing line into a leader in the processing, distribution and marketing of coated steel in Mexico, with an actual capacity of roughly 0.5 million tons of diversified coated products. In the early 1990s, Hylsamex was created by Alfa for the purpose of grouping all of Alfa’s steel-related subsidiaries. Alfa is one of Mexico’s largest companies, with significant holdings in the petrochemicals, food, telecommunications, automotive parts and steel industries. In February 2004, Alfa shareholders approved a two-stage divestiture of Hylsamex from Alfa’s portfolio of businesses.

The main shareholders of Hylsamex are set out in the following table, together with the share percentage owned by each shareholder as of May 31, 2007:

Hylsamex Shareholders	% Shares
Ternium		99.9%
Indirectly through I.I.I. BVI	70.0%
Indirectly through Siderar and its wholly-owned subsidiary Basilea	29.9%
Minority		0.1%

Total		100.0%

On December 19, 2005, Hylsamex’s shares were deregistered. As of the date of this annual report, Siderar continues to acquire shares held by the public. Mexican law does not provide for an automatic acquisition of any remaining Hylsamex shares at the expiration of the fiduciary account and does not allow us or Siderar to proceed with such an acquisition unilaterally.

Ternium Internacional Commercial Network

Ternium Internacional and its subsidiaries include eight incorporated companies (Uruguay, Spain, Holland, Panama, Peru, USA and Ecuador), three representative offices (Colombia, Argentina and Mexico) and other assets around the world that market and provide services in relation to the sales of Ternium’s products worldwide. The headquarters of the network are located in Uruguay.

Given its presence in main steel markets, Ternium Internacional is able to provide its clients with marketing assistance for their export sales by aiding in consolidating their position in their present markets and developing new markets according to a jointly defined global strategy. Ternium Internacional services include sales and trading, communication systems, offices and human resources dedicated to export trading, technical assistance, commercial back office and credit analysis.

Exiros

Exiros, with presence in USA, Canada, Mexico, Italia, Brazil and Argentina, provides with purchase agency services in connection with Ternium’s purchases of raw materials and other products or services. Until October 2006, Exiros was a wholly-owned subsidiary of Tenaris. In October 2006, Ternium acquired a 50% interest in Exiros, while Tenaris retained the remaining 50%. The objectives of the acquisition are to obtain better purchase conditions and prices as a result of the combined demand of products and services by both companies’ demand, as well as to secure joint control over the purchase process.

D. Property, Plants and Equipment

See “—Business Overview—Production Process and Facilities.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS, which differ in certain significant respects from U.S. GAAP. See note 34 to our audited consolidated financial statements included in this document, which include a description of the principal differences between IFRS and U.S. GAAP as they relate to the Company and a reconciliation of net income and shareholders’ equity for the years and at the dates indicated.

Certain information contained in this discussion and analysis is presented elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements”. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in this annual report and others that could cause results to differ materially from those expressed in such forward-looking statements.

Overview

Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products. Ternium has operating locations in México, Argentina and Venezuela, that provide it with a strong position form which to serve its core markets. In addition, Ternium reaches the regional markets through its own network of distribution, sales and marketing offices.

Ternium primarily sells its steel products in the regional markets of North, Central and South America, where it can leverage its strategically-located manufacturing facilities to provide specialized products and delivery services to its clients. We believe that Ternium is the leading supplier of flat steel products in Argentina, through its subsidiary Siderar, and of flat and long steel products in Venezuela, through Amazonia’s subsidiary Sidor and a significant competitor in Mexico through its subsidiary Hylsamex. Amazonia became a subsidiary of Ternium on February 15, 2005, after the capitalization of certain debt instruments convertible into shares of Amazonia. Ternium also maintains a strategic presence in other major steel markets, such as Europe and Asia, through its network of commercial offices, which allows it to reach clients outside its regional markets with a comprehensive range of products and services and place products in case of slower demand in domestic economies, achieve improved effectiveness in the supply of its products and maintain a fluid commercial relationship with its clients by providing continuous services and assistance. In addition, Ternium is a competitive player in the international trade market for flat and long steel products. With the acquisition of Hylsamex, the Mexican steel company acquired in August 2005, Ternium has become a significant competitor in the Mexican market for flat and long steel products and has enhanced its position as an international steel producer, and is expected to increase its presence in these markets if and when the Grupo Imsa transaction referred to elsewhere in this annual report is completed.

Ternium’s revenues are affected by general global trends in the steel industry and more specifically by the economic conditions in the countries in which it has manufacturing operations and where its clients are located. Ternium’s revenues are also impacted by events that affect the price and availability of raw materials and energy inputs needed for its operations. Furthermore, due to the highly cyclical nature of the steel industry, recent results may not be indicative of future performance, and historical results may not be comparable to future results. Investors should not rely on the results of a single period, particularly a period of peak prices, as an indication of Ternium’s annual results or future performance. The variables and trends mentioned below could also affect the results of its investments in steel related companies. See Item 4. “Information on the Company—B. Business Overview—Our Business Strategy”.

Ternium’s primary source of revenue is the sale of flat and long steel products. Management expects sales of flat and long steel products to continue to be Ternium’s primary source of revenue. The global market for such steel products is highly competitive, with the primary competitive factors being price, cost, product quality and customer service. Ternium sells its products in several countries worldwide; however, the majority of such sales are concentrated in the Americas. Specifically, Ternium’s largest markets are concentrated in Argentina and Venezuela, where its manufacturing subsidiaries are located. After the acquisition of Hylsamex, Mexico also became one of its primary markets, and is expected to become even more significant if and when the Grupo Imsa transaction referred to elsewhere in this annual report is completed.

Ternium’s results are sensitive to economic activity, steel consumption, prices in the international steel markets and trends in the steel industry. Ternium’s results of operations primarily depend on economic conditions in Argentina and Venezuela (where Ternium is a leading manufacturer and supplier), and, to a lesser extent, on economic conditions in international and regional markets such as Mercosur, the Andean Community and NAFTA. Historically, annual steel consumption in the countries where Ternium operates has varied at a rate that is linked to the annual change in each country’s gross domestic product and per capita disposable income. Recently, worldwide economic growth and favorable economic developments throughout the Americas resulted in increases in investments and in per capita disposable income, which in turn contributed to increased overall demand for Ternium’s products. For example, apparent consumption of finished steel products in Argentina increased by 3.2% and 20.5% during 2005 and 2006, respectively, due to the sustained recovery in the Argentine economy, mainly in the industrial activity, agriculture, construction and automotive sectors.

In addition, steel prices worldwide are determined by global trends of supply and demand. A decline in global steel prices generally leads to a decrease in the prices of Ternium’s products and, consequently, to a decline in revenues and profitability. As a result of the general excess capacity in the industry, the world steel industry was subject to substantial downward pricing pressure, which negatively impacted the results of steel companies in the second half of 2000 and the entire year of 2001. International steel prices generally improved beginning in 2003, driven by a strong increase in global demand fostered by economic growth in Asia and an indication of economic recovery in the United States. However, this new period of high prices for steel has encouraged reactivation of and investment in production capacity and, consequently, oversupply has led to a decline in steel prices beginning in the last quarter of 2004 and continuing through 2005. Nevertheless, prices in 2005 reached generally higher levels than those prevailing in 2001 through 2003. Steel prices began to recover in 2006, exceeding those of 2005, as a result of better global economic performance, but slightly decreased toward the second half of the year.

Furthermore, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel, which subsequently acquired International Steel Group. Furthermore, in June 2006, Mittal Steel and Arcelor merged to create the world’s largest steel company, Arcelor Mittal. In April 2007, Tata Steel completed the acquisition of Corus. Consolidation has enabled steel companies to lower their production costs and allowed for more stringent supply-side discipline, including through selective capacity closures. Competition from global steel manufacturers with expanded production capacity such as Mittal Steel and Arcelor, and new market entrants, especially from China, could result in significant price competition, declining margins and reductions in revenue.

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

Ternium’s revenues could be affected by competition from imports and dumping conditions. Ternium’s ability to profitably access the export markets varies with the value of the local currencies where it operates, the strength of the economies of the countries to which it exports and overall steel prices. Ternium’s ability to sell its products is influenced to varying degrees by trends in global trade for steel products, particularly trends in imports of steel products into its principal markets. During 2001, a period of strong over-supply, several anti-dumping measures were imposed in several countries in which Ternium operates (including Argentina, Venezuela and Mexico) to prevent foreign steel producers from “dumping” certain steel products in local markets. The recovery in global economic conditions since 2003 and strong Chinese demand reduced the previously strong competition in the international exports markets. As a consequence, several countries reduced or eliminated the protective measures established in prior years. However, a number of other trade restrictions, both in Ternium’s local and export markets, remain in place.

Prevailing exchange rates have had an impact on Ternium’s results in the past and could impact results again in the future. Ternium’s operating subsidiaries have primarily U.S. dollar-denominated revenues (other than revenues from domestic sales in Mexico), while a significant portion of their costs are denominated in local currency in the markets where they operate. As a result, Ternium’s income is affected by the fluctuation of each local currency against the U.S. dollar. If the local currency appreciates, Ternium receives less local currency for each U.S. dollar of export revenue and imports become cheaper in local currency terms; these factors tend to place a ceiling on domestic prices. However, if the local currency depreciates, as occurred in Argentina in 2002, local costs become cheaper, while imported raw materials become more expensive. Ternium manages this risk through specific hedges to the extent management considers appropriate. The Argentine peso/U.S. dollar exchange rate was relatively stable throughout 2006, with frequent interventions by the Argentine Central Bank to maintain the exchange rate at a level close to ARP3.1/USD. The Venezuelan bolívar/U.S. dollar exchange rate was set by the Venezuelan government at a rate of VEB1,917/USD in February 2004 and remained unchanged until March 2005, when it was set at VEB2,147/USD. The Mexican peso fluctuated during 2006, averaging MXN10.9/USD.

Ternium’s net income in 2006 does not benefit from a non-recurring gain recognized in 2005. As discussed elsewhere in this annual report, in February 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. As a result, Ternium’s indirect participation in Amazonia increased form 31.03% to 53.4%. At the time of conversion, the shares had a fair value that exceeded the book value of the convertible debt due to the improvement of Sidor’s business conditions and, accordingly, Ternium recognized a USD188.4 million non-recurring gain.

The consolidation of Amazonia’s results beginning on February 15, 2005 changes the treatment of compensation payable to participants in Sidor’s and Amazonia’s 2003 debt restructuring. As discussed elsewhere in this annual report in connection with their participation in Sidor’s and Amazonia’s 2003 debt restructuring, the Venezuelan government and certain partners of Amazonia (through Ylopa) are entitled to receive compensation in the form of cash payments made by Sidor on a quarterly basis pursuant to a participation agreement. Prior to February 15, 2005, the cash payments received by Ternium were part of its financial income. Following the consolidation of Amazonia’s results beginning on February 15, 2005, such financial income is eliminated in consolidation; however, the cash amounts paid or payable in the future to the Venezuelan government are part of Ternium’s financial expense. See Item 4. “Information on the Company—C. Organizational Structure—Subsidiaries—Amazonia, Ylopa and Sidor—Amazonia.”

Our sales of steel products and our financial expenses are expected to increase significantly if and when we complete the Grupo Imsa transaction. On April 29, 2007, we entered into a definitive agreement, pursuant to which Ternium, or any of its subsidiaries, is expected to obtain control over Grupo Imsa, a steel manufacturer with operations in Mexico, United States and Guatemala. The transaction is subject to Mexican and U.S. regulatory approvals, and other customary conditions.

Grupo Imsa has an annual production capacity of 2.2 million tons of hot rolled coils, 1.8 million tons of cold rolled products, 1.7 million tons of galvanized products, and it also produces panels and other steel products, with net sales of USD3.4 billion in 2006, according to Grupo Imsa’s 2006 Annual Report. For more information, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments—(a) Agreement to obtain control over Grupo Imsa”. If and when the transaction is consummated, we expect that our sales of steel products will increase significantly. In addition, if and when the transaction is consummated, we expect to incur additional debt up to USD2.1 billion under one or more term loan facilities, in which case our financial expenses will increase significantly.

Critical Accounting Estimates

This discussion of our operating and financial review and prospects is based on our audited consolidated financial statements, which have been prepared in accordance with IFRS. The use of IFRS (as opposed to U.S. GAAP) has an impact on our critical accounting policies and estimates. The application of U.S. GAAP would have affected the determination of consolidated net income for the years ended December 31, 2006, 2005 and 2004, and the determination of consolidated shareholders’ equity as of December 31, 2006 and 2005. See note 34 to our audited consolidated financial statements included in this annual report, for a reconciliation of our results of operations and shareholders’ equity presented under IFRS to U.S. GAAP.

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its accounting estimates and assumptions, including those related to doubtful accounts, obsolescence of inventory, impairment of long-term investments, impairment of other assets and contingencies, and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that its estimates and assumptions are reasonable, they are based upon information available when the estimates and assumptions are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

Our most critical accounting estimates are those that are most important to the portrayal of our financial condition and results of operations, and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. We believe that changes in these assumptions and estimates are not likely to have a material impact on our consolidated financial statements. Our most critical accounting estimates and judgments are set forth below.

Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

As permitted under IFRS 1—“First Time Adoption of IFRS,” management has elected to use the fair value of its property, plant and equipment as at January 1, 2003 as its “deemed cost.” In determining useful lives and impairment estimates, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating expectancy, all of which were used in determining useful lives and impairment estimates. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Impairments may result from, among other factors, changes in usage level and maintenance capital expenditure policies, obsolescence and external factors (including increases in input prices that would affect the profitability of the selected fixed assets). Any such impairment charges could have a material adverse effect on Ternium’s results of operations, financial condition and net worth. Under IFRS, assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the present value of estimated future cash flows. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

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

With respect to the loss contingencies described in our financial statements, we do not expect to incur any losses exceeding the amounts accrued as of December 31, 2006 that would be material relative to our consolidated financial position, results of operations or liquidity as of such date. However, if reserves prove to be inadequate and we incur a charge to earnings, such charge could have a material adverse effect on our results of operations, financial condition and net worth.

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

As a consequence of certain adverse economic and financial factors experienced by Amazonia in connection with its investment in Sidor, as of December 31, 2003, Ternium recorded an allowance of USD148.3 million to account for potential losses in the value of this investment. In 2004, due to improved performance, Ternium (based on estimates prepared by its management) reversed the impairment provision recorded in previous years on its investment in Sidor. For the purpose of conducting impairment tests, the fair value of the subsidiary was determined using the discounted cash flow method, based on financial projections and on a discount rate using market parameters. Therefore, the impairment on our investment in Amazonia was reversed. In 2006 and 2005 there were no impairment charges. See note 11 to our consolidated financial statements for further reference regarding our investment in Amazonia.

Impairment of Deferred Tax Assets

Management calculates current and deferred income taxes according to the tax laws applicable to our subsidiaries in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. When assessing the recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on those estimates, management did not record a valuation allowance at December 31, 2006.

Although we believe our estimates are appropriate, significant differences in actual performance of the asset or group of assets may materially affect our asset values and results of operation.

Net Income and Shareholders’ Equity Information on a U.S. GAAP Basis

IFRS differ in significant respects from U.S. GAAP. Under U.S. GAAP, we recorded net income of USD841.0 million for fiscal year ended December 31, 2006 (compared to net income attributable to equity holders of USD795.4 million under IFRS), USD559.3 million for the fiscal year ended December 31, 2005 (compared to net income attributable to equity holders of USD704.4 million under IFRS), and net income of USD424.7 million for the fiscal year ended December 31, 2004 (compared to net income attributable to equity holders of USD457.3 million under IFRS). The principal differences between IFRS and U.S. GAAP that affected our results of operations are as follows:

•	differences in the valuation (at fair value) of property, plan and equipment and in the capitalization of interest on property, plant and equipment under construction;

•	differences in the accounting for excess of the fair value of assets acquired over cost;

•	differences in accounting for acquisition of minority interest in controlled subsidiaries;

•	differences in accounting for changes in the fair value of financial assets; and

•	the effects on deferred taxes and minority interest of the above reconciling items.

Shareholders’ equity determined in accordance with U.S. GAAP was USD3,435.5 million as of December 31, 2006, compared to USD3,757.6 million under IFRS and USD1,436.6 million as of December 31, 2005, compared to USD1,842.5 million under IFRS. The principal differences affecting the determination of shareholders’ equity are those described above.

For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to our consolidated net income and shareholders’ equity, see note 34 to our audited consolidated financial statements included in this annual report.

A. Results of Operations

The following discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements included elsewhere in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. See “Presentation of Certain Financial and Other Information—Accounting Principles” and notes 2 and 4 to our audited consolidated financial statements included in this annual report. The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report.

In thousands of U.S. dollars (except number of shares and per share data)	For the year ended December 31,
	2006	2005(1) (2)	2004(1) (2)	2003(1) (2)
Selected consolidated income statement data

IFRS
Net sales	6,568,975	4,447,680	1,598,925	1,056,566
Cost of sales	(4,301,384)	(2,488,980)	(965,004)	(671,720)

Gross profit	2,267,591	1,958,700	633,921	384,846
Selling, general and administrative expenses	(623,772)	(500,590)	(116,626)	(115,662)
Other operating expenses, net	(7,250)	(65,949)	(3,124)	(4,402)

Operating income	1,636,569	1,392,161	514,171	264,782

Interest expense	(112,918)	(81,608)	(18,257)	(39,980)
Interest income	52,554	32,324	8,911	6,036
Other financial (expenses) income, net	(322,417)	(261,452)	211,635	109,550
Excess of fair value of net assets acquired over cost	—	188,356	—	—
Equity in earnings of associated companies	4,534	21,524	209,201	110,250

Income before income tax expense	1,258,322	1,291,305	925,661	450,638
Income tax expense	(262,356)	(218,492)	(177,486)	(94,087)

Net income for the year(3)	995,966	1,072,813	748,175	356,551
Attributable to:
Equity holders of the Company	795,424	704,406	457,339	218,215
Minority interest	200,542	368,407	290,836	138,336

	995,966	1,072,813	748,175	356,551

Depreciation and amortization	424,495	316,405	99,192	85,479
Weighted average number of shares outstanding(4)	1,936,833,060	1,209,476,609	1,168,943,632	1,168,943,632
Basic earnings per share for profit attributable to the equity holders of the Company(4)	0.41	0.58	0.39	0.19
Diluted earnings per share for profit attributable to the equity holders of the Company(5)	0.41	0.54	0.39	0.19
Dividends per share declared(6)	0.05	—	—	—

U.S. GAAP
Net sales	6,568,975	4,447,680	1,598,925	1,056,566
Net income for the year(7)	841,018	559,305	424,655	264,173
Weighted average number of shares outstanding(4)	1,936,833,060	1,209,476,609	1,168,943,632	1,168,943,632
Basic earnings per share for profit attributable to the equity holders of the Company(4)	0.43	0.46	0.36	0.23
Diluted earnings per share for profit attributable to the equity holders of the Company(5)	0.43	0.43	0.36	0.23

(1)	Combined consolidated financial information on the basis of common control. See note 2 to our audited consolidated financial statements.
(2)	Certain comparative amounts for 2005, 2004 and 2003 have been reclassified to conform to changes in presentation in the current period.
(3)	For IFRS purposes, net income for the year is shown gross of the interest of minority shareholders in controlled subsidiaries. The portion of net income attributable to the equity holders of the Company and to minority shareholders is disclosed separately. Under U.S. GAAP, net income for the year is shown net of minority interest.
(4)	As discussed in note 29 to our audited consolidated financial statements, in October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.6 million, represented by 1,396,551,887 shares of USD1.00 nominal value each. Pursuant to certain provisions contained in the Subordinated Convertible Loan Agreement, on February 6, 2006 the Company exchanged the Subordinated Convertible Loans (including interest accrued through January 31, 2006) held by ISL and converted them into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006. As provided in the Corporate Reorganization Agreement, on February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly-issued shares of the Company after the settlement of its initial public offering. In connection with the over-allotment described in note 1 to our audited consolidated financial statements, on March 1, 2006, the Company issued 22,981,360 new shares. Upon consummation of the transactions mentioned above, as of December 31, 2006, the capital of the Company was increased to USD2,004.7 million, represented by 2,004,743,442 shares, each having a nominal value of USD1.00. Ternium’s combined earnings per share for the years ended December 31, 2004 and 2003 have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in each of the periods presented. For fiscal years 2006 and 2005, the weighted average of shares outstanding totaled 1,936,833,060 shares and 1,209,476,609 shares, respectively.
(5)	Diluted earnings per share have been calculated giving effect to the conversion of the Subordinated Convertible Loans. See note 1 to our audited consolidated financial statements.
(6)	On June 6, 2007, at Ternium’s annual general shareholders meeting a dividend of USD0.05 per share (USD0.50 per ADS), or approximately USD100 million was approved. Ternium paid the dividend on June 12, 2007.
(7)	We are not presenting net income from continuing operations since it is identical to net income for all years presented.

In thousands of U.S. dollars (except number of shares and per share data)	At December 31,
	2006	2005 (2)	2004(1) (2)	2003(1)
Selected consolidated balance sheet data

IFRS
Non-current assets	6,117,284	6,116,423	1,728,410	1,610,810
Property, plant and equipment, net	5,420,683	5,463,871	1,244,691	1,275,699
Other non-current assets(3)	696,601	652,552	483,719	335,111
Current assets	2,653,255	2,543,558	918,220	576,078
Cash and cash equivalents	643,352	765,630	194,875	129,020
Other current assets	2,002,861	1,774,768	723,345	447,058
Non-current assets classified as held for sale	7,042	3,160	—	—
Total assets	8,770,539	8,659,981	2,646,630	2,186,888
Capital and reserve attributable to equity holders(4)	3,757,558	1,842,454	1,026,725	701,821
Minority interest	1,729,583	1,733,465	745,126	550,264
Non-current liabilities	1,875,894	3,691,288	359,510	677,649
Borrowings	548,401	2,399,878	1,008	283,914
Deferred income tax	985,155	1,048,188	337,473	374,907
Other non-current liabilities	342,338	243,222	21,029	18,828
Current liabilities	1,407,504	1,392,774	515,269	257,154
Borrowings	508,694	516,399	121,998	80,238
Other current liabilities	898,810	876,375	393,271	176,916
Total liabilities	3,283,398	5,084,062	874,779	934,803
Total equity and liabilities	8,770,539	8,659,981	2,646,630	2,186,888
Number of shares outstanding(5)	2,004,743,442	1,396,551,887	1,168,943,632	1,168,943,632

U.S. GAAP
Total assets	8,181,931	7,938,086	2,115,271	1,201,734
Non-current liabilities	1,938,505	3,699,842	44,647	311,054
Total shareholders’ equity	3,435,516	1,436,638	954,255	382,703

(1)	Combined consolidated financial information on the basis of common control. See note 2 to our audited consolidated financial statements.
(2)	Certain comparative amounts for 2005, 2004 and 2003 have been reclassified to conform to changes in presentation in the current period.
(3)	As of December 31, 2006 and 2005 includes goodwill related to the acquisition of Hylsamex for a total amount of USD397.9 million and USD399.7 million, respectively. See note 3(e) to our audited consolidated financial statements.
(4)	The Company’s common stock as of December 31, 2006, 2005, 2004 and 2003 was represented by 2,004,743,442, 1,396,551,887, 1,168,943,632 and 1,168,943,632, par value USD1.00 per share, for a total amount of USD2,004.7 million, USD1,396.6 million, USD1,168.9 million and USD1,168.9 million, respectively.
(5)	As described in note 29 to our audited consolidated financial statements, in October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.6 million, represented by 1,396,551,887 shares of USD1.00 nominal value per share. As per the provisions contained in the Subordinated Convertible Loan Agreement, on February 6, 2006 the Company exchanged the Subordinated Convertible Loans (including interest accrued through January 31, 2006) held by ISL and converted them into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006. As provided in the Corporate Reorganization Agreement, on February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly-issued shares of the Company after the settlement of its initial public offering. In connection with the over-allotment described in note 1 to our audited consolidated financial statements, on March 1, 2006, the Company issued 22,981,360 new shares. Upon consummation of the transactions mentioned above, as of December 31, 2006, the capital of the Company was increased to USD2,004.7 million, represented by 2,004,743,442 shares, each having a nominal value of USD1.00.

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the years indicated:

Percentage of net sales	For the year ended December 31,
	2006	2005	2004	2003
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	(65.5)%	(56.0)%	(60.4)%	(63.6)%

Gross profit	34.5%	44.0%	39.6%	36.4%
Selling, general and administrative expenses	(9.5)%	(11.3)%	(7.3)%	(10.9)%
Other operating expenses, net	(0.1)%	(1.5)%	(0.2)%	(0.4)%

Operating income	24.9%	31.3%	32.2%	25.1%

Interest expense	(1.7)%	(1.8)%	(1.1)%	(3.8)%
Interest income	0.8%	0.7%	0.6%	0.6%
Other financial (expense) income, net	(4.9)%	(5.9)%	13.2%	10.4%
Excess of fair value of net assets acquired over cost	—	4.2%	—	—
Equity in earnings of associated companies	0.1%	0.5%	13.1%	10.4%

Income before income tax expense	19.2%	29.0%	57.9%	42.7%
Income tax expense	(4.0)%	(4.9)%	(11.1)%	(8.9)%

Net income for the year	15.2%	24.1%	46.8%	33.7%

Attributable to:
Equity holders of the Company	12.1%	15.8%	28.6%	20.7%
Minority interest	3.1%	8.3%	18.2%	13.1%

Fiscal Year Ended December 31, 2006 compared to Fiscal Year Ended December 31, 2005

Due to the consolidation of Amazonia and Hylsamex since February 15, 2005 and August 22, 2005, respectively, the results and other financial data for the year ended December 31, 2006 varied significantly from the results and other financial data for the years ended December 31, 2005 and 2004. Fiscal year ended December 31, 2006 figures consolidate the results of Hylsamex, Siderar and Sidor together with all other consolidating subsidiaries for the full year.

Overview

Ternium’s net income attributable to equity holders increased to USD795.4 million for the year ended December 31, 2006, from USD704.4 million for the year ended December 31, 2005.

The results in 2006 were attributable to:

•	a positive environment for improved volumes and strong steel prices;

•	the consolidation for the full fiscal year of Hylsa’s and Sidor’s results;

•	the absence of the non-recurring gain of USD188.4 million recorded in 2005 upon the conversion, in February 2005, of a convertible loan granted by Ylopa into Amazonia shares;

•

all of which was partially offset by increases in cost of sales, selling, general and administrative expenses, and financial expense. The increase in cost of sales was principally due to higher iron ore and coal costs in 2006 related to the annual increases in the international prices for those commodities; but also the result of three items that affected the year’s cost of sales: a charge related to an increase in pension plan benefits at Sidor; lower efficiencies that resulted from the work slowdowns and strikes at Sidor; and costs associated with the relining of blast furnace No.1 at Siderar. The increase in selling, general and administrative expenses was mainly due to higher freight and transportation expenses attributable to an increase in sales. Finally, the increase in financial expenses was principally attributable to higher interest expense resulting from the indebtedness under the facilities entered into in connection with the Hylsamex acquisition and to the recognition of Sidor’s excess cash payments that resulted in a financial loss of USD270.2 million.

Cash and cash equivalents as of December 31, 2006 were USD633.0 million (not including USD10.4 million of restricted cash), compared to USD755.0 million (not including USD10.7 million of restricted cash) in the previous year. This 16.2% decrease was mainly due to the performance of the operating activities which provided USD1,245.0 million, offset mainly by capital expenditures of USD405.8 million, acquisition of business of USD210.5 million and the net cash used in financing activities of USD756.3 million.

Net Sales

Net sales in 2006 totaled USD6,569.0 million, a 47.7% increase from USD4,447.7 million in 2005. This significant increase was primarily due to the consolidation for the full fiscal year of Amazonia and Hylsamex’s sales of USD239.9 million (net of intercompany transactions) and USD1,760.4 million (net of intercompany transactions), respectively, together with an increase in Siderar’s sales of USD305.1 million, which was partially offset by a decrease in Ternium Internacional’s sales of USD184.2 million. Both Amazonia and Hylsamex had strong sales consistent with the solid pricing environment and the positive economic activity in the markets in which they participate.

The following table shows Ternium’s total consolidated net sales by product and geographical region for the years indicated:

In thousands of U.S. dollars	For the year ended December 31,
	2006	2005
Flat Steel Product Sales
South and Central America	3,038,369	2,384,649
North America	1,960,793	948,852
Europe and Other	48,365	326,926

Total Flat Steel Products Sales	5,047,527	3,660,427

Long Steel Product Sales
South and Central America	526,780	370,634
North America	735,823	252,576
Europe and Other	—	2,158

Total Long Steel Product Sales	1,262,603	625,368

Total Other Sales(1)	258,845	161,885

Total Sales	6,568,975	4,447,680

(1)	The item “Total Other Sales” includes mainly sales of pig iron and iron ore.

In 2006, Ternium derived the majority of its revenues (approximately 76.8%) from sales of flat steel products. Total sales of flat steel products increased significantly from USD3,660.4 million in 2005 to USD5,047.5 million in 2006. USD95.2 million (net of intercompany transactions) and USD1,142.7 million (net of intercompany transactions) resulted from the consolidation of Amazonia’s and Hylsamex’s results for the full year, respectively, together with an increase in Siderar’s sales of USD290.2 million, partially offset by a decrease in Ternium International’s sales. After the consolidation of Amazonia and Hylsamex’s results in 2005, long steel product sales increased significantly from USD625.4 million in 2005 to USD1,262.6 million in 2006. The variation was as a consequence of an increase in Amazonia and Hylsamex’s sales of USD135.6 million and USD530.0 million respectively.

The other sales increased from USD161.9 million in 2005 to USD258.8 million in 2006, mainly as a consequence of the consolidation of Hylsamex, which exported iron ore pellets and fines to China, as well as sales of iron ore pellets from Amazonia.

Sales Volume

The following table shows our sales volume by product and market for the years indicated:

In thousands of tons (unaudited)	For the year ended December 31,
	2006	2005
Flat Steel Product Sales Volume
South and Central America	4,361	3,463
North America	2,413	1,406
Europe and Other	88	514

Total Flat Steel Product Sales Volume	6,861	5,383

Long Steel Product Sales Volume
South and Central America	948	709
North America	1,225	503
Europe and Other	—	5

Total Long Steel Product Sales Volume	2,174	1,218

Total Sales Volume(1)	9,035	6,600

(1)	The “Total Sales Volume” does not include the tons related to Other sales.

Total sales volume increased by 36.9% to 9,035 thousand tons in 2006 from 6,600 thousand tons in 2005. The increase of Sidor’s and Hylsamex’s sales volume of 201 thousand tons and 2,202 thousand tons (net of intercompany transactions), respectively, for the fiscal year 2006 mainly reflects the consolidation of these companies, together with an increase in Siderar’s sales volume of 341 thousand tons, which was partially offset by a decrease in Ternium International’s sales volume of 309 thousand tons.

In 2006, flat steel product sales volume increased by 27.5% to 6,861 thousand tons from 5,383 thousand tons in 2005. The increase of 1,383 thousand tons (net of intercompany transactions) of Hylsamex’s sales volume was mainly due to the effect of the consolidation for the full year. Sales in South and Central America increased by 898 thousand tons, or 26.0%, from 3,463 thousand tons in 2005 to 4,361 thousand tons in 2006. The variation was attributable to an increase of Sidor’s and Siderar’s sales of 468 thousand tons and 471 thousand tons, respectively. Sales to North America increased by 71.7% to 2,413 thousand tons in 2006 from 1,405 thousand tons in 2005. The substantial difference was due to an increase of Hylsamex’s sales volume of 1,351 thousand tons, partially offset by a decrease in Sidor’s sales of 411 thousand tons. Sales to Europe and Other markets decreased by 426 thousand tons, or 82.9%, from 514 thousand tons in 2005 to 88 thousand tons in 2006 due to the due to the shift in sales to Ternium’s traditional markets.

In 2006, long steel product sales volume increased by 78.5% to 2,174 thousand tons from 1,218 thousand tons in 2005, due to the effect of the consolidation for the full year of Sidor and Hylsamex’s sales volume of 200 thousand tons and 819 thousand tons, respectively. Sales in South and Central America increased by 239 thousand tons, or

33.7%, from 709 thousand tons in 2005 to 948 thousand tons in 2006, as a consequence of an increase of Sidor’s sales of 207 thousand tons. Sales to North America increased by 722 thousand tons, or 143.5%, from 503 thousand tons in 2005 to 1,225 thousand tons in 2006, as a result of the consolidation for the full year of Hylsamex’s sales of 802 thousand tons. Sales to Europe and other markets were no recorded during 2006.

The following table shows the percentage of market distribution of Ternium’s total sales by region for the years indicated:

Percentage of total sales	For the year ended December 31,
	2006	2005
South and Central America	56.4%	63.1%
North America	42.1%	29.0%
Europe and Other	1.5%	7.9%

	100.0%	100.0%

Sales destined to the Americas increased to 98.5% of the net sales in 2006 from 92.1% of net sales in 2005 primarily due to the effect of the consolidation of Hylsamex’s sales for the full year in 2006. During the same period, sales destined to South and Central America decreased slightly as percentage of net sales, while sales destined to North America increased sharply from 29.0% of net sales in 2005 to 42.1% of net sales in 2006. This variation was mainly due to the consolidation of Hylsamex for the full fiscal year in 2006, which is located in Mexico and channeled most of its shipments in the North America Region. Sales to Europe and other markets decreased to 1.5% of net sales in 2006 from 7.9% of net sales in 2005, due to the shift in sales to Ternium’s traditional markets.

Sales prices

Revenue per ton of flat steel products increased by 8.2% to USD736 in 2006 from USD680 in 2005. Revenue per ton for long steel products increased by 13.0% to USD581 in 2006 from USD514 in 2005. While prices remained relatively stable throughout 2006 in the South and Central America region, steel prices in the North America region grew during the first part of 2006, peaked in August and softened later in the year due to increased imports pressure in the U.S. and a de-stocking process in Mexico and in the U.S.

Cost of sales

Total cost of sales increased by 72.8%, from USD2,489.0 million in 2005 to USD4,301.4 million in 2006. The variation was mainly an increase of Hylsamex’s cost of sales of USD1,401.8 million due to the consolidation for the full fiscal year in 2006, together with an increase in Sidor’s and Siderar’s cost of sales of USD347.0 million and 249.6 million, respectively. Ternium experienced higher iron ore and coal costs in 2006 related to the annual increases in the international prices for those commodities. Furthermore, 2006 results included three items that affected the year’s cost of sales: a charge related to an increase in pension plan benefits at Sidor; lower efficiencies that resulted from the work slowdowns and strikes at Sidor that ended on November 8, 2006; and costs associated with the relining of blast furnace No.1 at Siderar, which resumed operations on January 31, 2007.

Natural gas and electricity prices for the South and Central America operations were relatively stable. Energy for the Venezuelan operations is tied to long-term contracts, and prices of electricity and natural gas under such contracts were relatively stable. Operations in Argentina are largely self-sufficient in electricity through their self-generation capabilities. Most of the energy input at this operation is obtained from metallurgical coal and pet coke, the balance being fulfilled with fuel oil and natural gas. Natural gas prices in Argentina showed only slight fluctuations.

The natural gas consumption for the operations in Mexico was largely fixed through hedging mechanisms, which prevented major cost changes associated with natural gas prices. Electricity prices in Mexico experienced slight increases due to the higher finished steel production that required the use of additional electricity at higher peak hour rates.

Average cost of sales per ton of flat steel products increased by 28.8% from USD372 per ton in 2005 to USD479 per ton in 2006 largely due to additional processing cost associated with Hylsamex’s richer product mix and also to overall increases in raw materials and energy, such as, iron ore, coal and coke, costs related to the annual increases in the international prices for those commodities. The average cost of sales per ton of long steel products increased by 24.2% from USD318 per ton in 2005 to USD395 per ton in 2006, mainly due to the same reasons expressed previously for flat steel products.

Cost of sales, expressed as a percentage of net sales, increased to 65.5% during 2006, compared to 56.0% in 2005. The increase was due to higher costs of supplies, raw materials and labor costs, together with a product mix with a lower gross margin, and also due to Hylsamex’s consolidation for the full fiscal year.

Selling, general and administrative expenses

Selling, general and administrative expenses in 2006 were USD623.8 million, or 9.5% of net sales, compared to USD500.6 million, or 11.3% of net sales in 2005.

The consolidation of Sidor and the acquisition of Hylsamex increased the absolute figure for selling, general and administrative expenses, which reflected higher freight associated with the increased volume of sales and higher personnel costs due to the integration of the three main companies into Ternium. Despite the increase in selling, general and administrative expenses, the reduction in the ratio of selling, general and administrative expenses to net sales in 2006 as compared to the previous year reflects a significant rationalization in white collar head count and improved efficiencies.

Other operating expenses, net

Other operating income and expenses decreased by USD58.7 million, from a net loss of USD65.9 million for the fiscal year ended December 31, 2005 to a net loss of USD7.3 million in 2006. This variation was mainly due to a decrease of USD41.0 million in the de-recognition property, plant and equipment, together with a decrease of USD4.9 million in the charge accounted for 2006 related to the provisions for legal claims.

Operating income

Operating income totaled USD1,636.6 million in 2006, 17.6% higher than the operating income of USD1,392.2 million in 2005. This variation was mainly due to a positive environment for improved volumes and strong steel pricing, partially offset by higher input costs. Operating income as a percentage of sales was 24.9% in 2006, compared to 31.3% in 2005.

Financial expenses, net

Net financial expense resulted in a net financial loss of USD382.8 million in 2006, compared to a net financial loss of USD310.7 million in 2005. The significant change was due to:

•

an increase of USD31.3 million in interest expense, from USD112.9 million in 2006 to USD81.6 million in 2005, due to higher interest costs resulting from the indebtedness under the facilities entered into in connection with the Hylsamex acquisition;

•

an increase in net financial losses from the participation account in an amount of USD49.0 million. Until February 15, 2005, Ternium accounted for its investment in Amazonia under the equity method of accounting. Thus, income arising from the Participation Account Agreement has been recorded under Income from Participation Account within Financial income, net. Upon the conversion of the Amazonia convertible debt instrument, on February 15, 2005, Ternium acquired indirect control of Amazonia and began accounting for such investment on a consolidated basis. Following the consolidation of Amazonia’s results, income resulting from Ternium’s share of the Participation account has been offset against Amazonia’s loss for the same concept and shown net under loss from participation account line item;

•	an increase of USD10.5 million in the debt issuance costs, mainly in connection with the Hylsamex’s acquisition in 2005; and

•	an increase of USD13.7 million in other charges due to the issuance of letters of credit, payment of commissions and other financial costs associated to the higher level of activity;

•

all of which was partially offset by an USD20.2 million increase in interest income and a USD12.3 million decrease in losses related to net foreign exchange transactions and changes in the fair value of derivatives.

Equity in earnings of associated companies

Ternium’s share in the results of associated companies during 2006 was a gain of USD4.5 million, compared to a gain of USD21.5 million for 2005. The decrease was mainly due to the earnings of associated companies recorded under the equity method until February 15, 2005, relating to Ternium’s investment in Amazonia.

Income tax expense

During 2006, Ternium recorded an income tax expense of USD262.4 million, compared to an income tax expense of USD218.5 million for the fiscal year ended December 31, 2005. The effective tax rate of Ternium is calculated as income tax on income (before equity in earnings of associated companies, income tax and excess of fair value of net assets acquired over cost and minority interest). Ternium’s effective tax rate for 2006 was 20.9%, compared to 20.2% in 2005.

Net income attributable to minority interest

Net income attributable to minority interest for the fiscal year ended December 31, 2006 was USD200.5 million compared to USD368.4 million in 2005. The decrease was mainly due to an increase in Siderar’s minority interest results of USD10.6 million and a decrease of USD165.7 million related to Amazonia’s acquisition in February 15, 2005, and the Usiminas and ISL’s exchanges.

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

•

which were partially offset by an increase in financial expenses principally attributable to higher interest expense resulting from the indebtedness under the facilities entered into in connection with the Hylsamex acquisition, and also attributable to the effect of the change in the recognition of Sidor’s excess cash payments that resulted in a financial loss of USD265.2 million.

Cash and cash equivalents as of December 31, 2005 were USD755.0 million (not including USD10.7 million of restricted cash), compared to USD194.9 million in the previous year. This 287.4% increase was mainly due to the consolidation of Amazonia and Hylsamex in 2005.

Net Sales

Net sales in 2005 totaled USD4,447.7 million, a 178.2% increase from USD1,598.9 million in 2004. This significant increase was primarily due to the consolidation of Amazonia and Hylsamex’s sales of USD1,863.5 million (net of intercompany transactions) and USD723.8 million (net of intercompany transactions), since February 15, 2005 and August 22, 2005, respectively, together with an increase in Siderar’s sales of USD292.8 million, which was partially offset by a decrease in Ternium Internacional’s sales of USD31.0 million. Both Amazonia and Hylsamex enjoyed strong sales consistent with the solid pricing environment and the positive economic activity in the markets in which they participate.

The following table shows Ternium’s total combined consolidated net sales by product and geographical region for the years indicated:

In thousands of U.S. dollars	For the year ended December 31,
	2005	2004
Flat Steel Product Sales
South and Central America	2,384,651	999,567
North America	948,852	94,299
Europe and Other	326,926	172,331

Total Flat Steel Products Sales	3,660,429	1,266,197

Long Steel Product Sales
South and Central America	370,634	—
North America	252,576	—
Europe and Other	2,157	—

Total Long Steel Product Sales	625,367	—

Trading Sales(1)
South and Central America	—	116,624
North America	—	136,530
Europe and Other	—	72,073

Total Trading Sales	—	325,227

Total Other Sales(2)	161,885	7,501

Total Sales	4,447,680	1,598,925

(1)	The item “Trading Sales” includes mainly trading activities for the year ended December 31, 2004 and 2003. The consolidation of Amazonia’s results since February 15, 2005 resulted in the elimination of intercompany sales between Sidor and Ternium’s subsidiaries, following which trading activities are no longer material.
(2)	The item “Total Other Sales” includes mainly sales of pig iron, iron ore pellets and steel tubes.

In 2005, Ternium derived the majority of its revenues (approximately 82.3%) from sales of flat steel products. Total sales of flat steel products increased significantly from USD1,266.2 million in 2004 to USD3,660.4 million in 2005. USD1,569.5 million (net of intercompany transactions) and USD429.8 million (net of intercompany transactions) resulted from the consolidation of Amazonia’s and Hylsamex’s results, respectively, together with an increase in Siderar’s sales.

After the consolidation of Amazonia and Hylsamex’s results in 2005, long steel product sales totaled USD625.4 million. Because Amazonia and Hylsamex are the only Ternium subsidiaries that manufacture long steel products, no such sales were recorded in 2004.

Due to the consolidation of Amazonia’s results since February 15, 2005, the intercompany sales between Sidor and Ternium’s subsidiaries were eliminated, following which trading activities are no longer material. Furthermore, other sales increased from USD7.5 million in 2004 to USD161.9 million in 2005, mainly as a consequence of the consolidation of Hylsamex, which exported iron ore pellets and fines to China, as well as sales of iron ore pellets from Amazonia and steel tubes from the tubing facilities located in Mexico.

Sales Volume

The following table shows our sales volume by product and market for the years indicated:

In thousands of tons (unaudited)	For the year ended December 31,
	2005	2004
Flat Steel Product Sales Volume
South and Central America	3,463	1,718
North America	1,406	147
Europe and Other	514	311

Total Flat Steel Product Sales Volume	5,383	2,176

Long Steel Product Sales Volume
South and Central America	709	—
North America	503	—
Europe and Other	5	—

Total Long Steel Product Sales Volume	1,218	—

Trading Sales Volume(1)
South and Central America	—	159
North America	—	246
Europe and Other	—	142

Trading Sales Volume	—	546

Total Sales Volume(2)	6,600	2,722

(1)	The item “Trading Sales Volume” includes mainly trading activities for the year ended December 31, 2004 and 2003. The consolidation of Amazonia’s results since February 15, 2005 resulted in the elimination of intercompany sales between Sidor and Ternium’s subsidiaries, following which trading activities are no longer material.
(2)	The Total Sales Volume does not include 130 thousand tons and 26 thousand tons of other sales item in 2005 and 2004, respectively.

Total sales volume increased by 142.5% to 6,600 thousand tons in 2005 from 2,722 thousand tons in 2004. The increase mainly reflects the consolidation of Sidor’s and Hylsamex’s sales volume of 3,037 thousand tons and 770 thousand tons (net of intercompany transactions) for the fiscal year 2005, which was partially offset by a decrease of 36 thousand tons of Siderar’s sales volume.

In 2005, flat steel product sales volume increased by 147.4% to 5,383 thousand tons from 2,176 thousand tons in 2004. The increase was mainly due to the effect of the consolidation of 2,550 thousand tons (net of intercompany transactions) and 429 thousand tons (net of intercompany transactions) of Sidor and Hylsamex’s sales volume, respectively. The difference was mainly attributable to increases in Siderar’s sales volume. Sales in South and

Central America increased by 1,744 thousand tons, or 101.5%, from 1,718 thousand tons in 2004 to 3,463 thousand tons in 2005. The increase was attributable to the consolidation of Sidor’s sales, which occurred primarily in the South and Central America region. Sales to North America increased by 856.1% to 1,406 thousand tons in 2005 from 147 thousand tons in 2004. The substantial increase was due to the consolidation of Hylsamex’s sales volume. Sales to Europe and Other markets increased by 65.6% from 311 thousand tons in 2004 to 514 thousand tons in 2005 due to the strong demand in the European market.

Long steel product sales were recorded in 2005 as a result of the consolidation of Sidor and Hylsamex’s results and reached a total of 1,218 thousand tons in 2005. In 2004, no such sales were recorded because Ternium did not offer long steel products. Of the 1,218 thousand tons of long steel products volume sold in 2005, 758 thousand tons (net of intercompany transactions) and 340 thousand tons (net of intercompany transactions) corresponded to Sidor and Hylsamex, respectively, while the difference corresponded mostly to Ternium Internacional. The long steel product markets are traditionally more local, particularly reinforcing bar, with Sidor volumes corresponding largely to South and Central America and those of Hylsamex to North American markets. In addition, Sidor sold wire rod to North America.

The following table shows the percentage of market distribution of Ternium’s total combined sales by region for the years indicated:

Percentage of total sales	For the year ended December 31,
	2005	2004
South and Central America	63.1%	70.3%
North America	29.0%	14.4%
Europe and Other	7.9%	15.3%

	100.0%	100.0%

Sales destined to the Americas increased to 92.1% of net sales in 2005 from 84.7% of net sales in 2004 primarily due to the effect of the consolidation of Sidor’s and Hylsamex’s sales. During the same period, tons destined to South and Central America decreased slightly as percentage of net sales, while tons destined to North America increased from 14.4% of net sales in 2004 to 29.0% of net sales in 2005. This variation was mainly due to the consolidation of Hylsamex, which is located in Mexico and channeled most of its shipments in the North America Region. Sales to Europe and other markets decreased to 7.9% of net sales in 2005 from 15.3% of net sales in 2004, due to the shift in sales to Ternium’s traditional markets.

Sales prices

Revenue per ton of flat steel products increased by 16.8% to USD680 in 2005 from USD582 in 2004. Although international steel prices receded from the peak levels observed during the second half of 2004 and early 2005, international reference prices remained at very strong levels. The healthy sales figure in 2005 was due to better pricing in emerging economies, as well as to an improvement in the product mix resulting from the consolidation of Hylsamex (which has a higher value added product mix) in the latter part of 2005. Revenue per ton for long steel products reached USD513 per ton in 2005. Due to the consolidation of Amazonia’s results in 2005, sales between Sidor and Ternium’s subsidiaries were eliminated, following which trading activities are no longer material.

Cost of sales

Total cost of sales rose by 157.9%, from USD965.0 million in 2004 to USD2,489.0 million in 2005 primarily due to the consolidation of Sidor’s and Hylsamex’s cost of sales amounting to USD809.5 million and USD530.6 million, respectively, together with an increase of USD228.6 million in Siderar’s cost of sales. The increase, however, was partially offset by a decrease in Ternium Internacional’s cost of sales. The increase was mainly due to higher prices for metallurgic coal, coke and iron ore for Siderar. Also, labor costs for Siderar increased from USD89.4 million in 2004 to USD104.7 million in 2005, and freight and transportation costs increased from USD18.7 million to USD22.7 million for the same period.

The consolidation of Hylsamex’s resulted in additional costs associated with processing raw steel into value added products. Costs for iron ore were relatively stable as iron ore was supplied entirely from Hylsamex’s mines. Energy costs experienced a significant increase, mainly in natural gas, which rose throughout the year. The increase in gas prices was partially offset by hedging and a price rebate offered by the Mexican government late in 2005 as a response to the effect of hurricane Katrina on gas prices. Conversely, Sidor’s consolidation resulted in lower costs for raw materials due to its favorable access to energy resources and proximity to premier sources of iron ore.

Average cost of sales per ton of flat steel products increased by 24.8% from USD298 per ton in 2004 to USD372 per ton in 2005 largely due to additional processing cost associated with Hylsamex’s richer product mix and also to overall increases in raw materials and energy, such as, iron ore, coal, coke, natural gas and electricity. The average cost of sales per ton of long steel products was USD318 in 2005.

Cost of sales, expressed as a percentage of net sales, decreased to 56.0% during 2005, compared to 60.4% in 2004. The decrease was due to an increase in revenue per ton, due to a combination of improved mix and better product pricing, which more than compensated for the increases in costs of supplies, raw materials and labor costs.

Selling, general and administrative expenses

Selling, general and administrative expenses in 2005 were USD500.6 million, or 11.3% of net sales, compared to USD116.6 million, or 7.3% of net sales in 2004.

Selling expenses in 2005 increased by USD210.0 million to USD268.2 million, or 6.0% of net sales, compared to USD58.2 million, or 3.6% of net sales, in 2004. The increase was mainly due to the consolidation of Amazonia and Hylsamex’s expenses, in an amount of USD151.9 million and USD42.8 million, respectively. Also, Siderar’s selling expenses increased due to higher freight and transportation and services and fees expenses.

General and administrative expenses in 2005 were USD232.4 million, or 5.2% of net sales, compared to USD58.4 million, or 3.7% of net sales in 2004. The increase was mainly due to the consolidation of Sidor’s and Hylsamex’s expenses, in an amount of USD86.8 million and USD62.5 million, respectively. Siderar’s expenses increased by USD20.6 million in 2005 due to higher labor costs, taxes and services and fees. The higher level of general and administrative expenses as a percentage of sales also reflected one-time charges of USD22.5 million in 2005 related to the administrative reorganization of Hylsamex.

Other operating expenses, net

Other operating income and expenses showed a net loss of USD65.9 million for the fiscal year ended December 31, 2005, compared to a net loss of USD3.1 million in 2004. This variation was mainly due to a loss of USD54.3 million from the disposal of property, plant and equipment that was recognized in 2005 in connection with the closure of Hylsamex’s ingot casting mill and other facilities.

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

Foreign Currency Fluctuations

See Item 11. “Quantitative and Qualitative Disclosure About Market Risk—Foreign Exchange Exposure Risk”.

Governmental Economic, Fiscal, Monetary or Political Policies or Factors

See Item 3. “Key Information—D. Risk Factors— Risks Relating to the Countries in Which We Operate”.

B. Liquidity and Capital Resources

We obtained funds from our operations and short-term as well as long-term borrowings from banking institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, acquisitions and dividend payments to our shareholders. We hold money market investments and variable-rate or fixed-rate securities from investment grade issuers. During 2006, we significantly reduced our financial indebtedness, from USD2,308.8 million to USD1,054.9 million using our strong liquidity position. At the beginning of 2006, Ternium made a prepayment in an aggregate principal amount of USD500 million on the credit facility incurred by the Company in connection with the Hylsamex acquisition, mainly with the proceeds from its initial public offering. In addition, in 2006 we prepaid other indebtedness in aggregate principal amount of USD544.5 million.

Management believes that funds from operations and our access to external borrowing will be sufficient to satisfy our current working capital needs and to service our debt in the foreseeable future. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

The following table shows the changes in our cash and cash equivalents, excluding funds placed in trust, for each of the periods indicated below:

	For the year ended December 31,
In thousands of U.S. dollars	2006	2005 (1)	2004 (1)
Net cash provided by operating activities	1,244,973	1,262,455	517,565
Net cash used in investing activities	(610,353)	(2,351,984)	(91,701)
Net cash (used in) provided by financing activities	(756,283)	1,163,368	(359,887)

(Decrease) Increase in cash and cash equivalents	(121,663)	73,839	65,977
Acquisition of business – Amazonia	—	305,342	—
Acquisition of business – Hylsamex	—	215,411	—
Effect of exchange rate changes	(315)	(34,487)	(122)
Cash and cash equivalents at the beginning of the year	754,980	194,875	129,020

Cash and cash equivalents at the end of the year	633,002 (2)	754,980 (2)	194,875

(1)	Cash and cash equivalents do not include certain funds that Ternium placed in a trust established to ensure that the financial needs for the normal development of Siderar’s operations were met. As of December 31, 2005 and 2004, the amounts placed in the trust totaled USD5.2 million and USD88.8 million, respectively, and were presented as Other Current Investments as described in note 21 of Ternium’s consolidated financial statements.
(2)	As of December 31, 2006 and 2005, cash and cash equivalents do not include USD10.4 million and USD10.7 million, respectively, of restricted cash.

Fiscal Year Ended December 31, 2006 compared to Fiscal Year Ended December 31, 2005

Overview

During 2006, Ternium’s primary source of funding was cash flows from its operating activities.

Cash and cash equivalents decreased by 16.2%, or USD122.0 million, from USD755.0 million as of December 31, 2005 (not including USD10.7 million of restricted cash) to USD633.0 million as of December 31, 2006 (not including USD10.4 million of restricted cash). This amount includes an increase in the initial cash and cash equivalent of USD305.3 million and USD215.4 million, attributable to the consolidation of Amazonia and Hylsamex, respectively. In addition to cash and cash equivalents, as of December 31, 2005, we held other current investments totaling USD5.2 million, which were primarily financial resources placed in a trust established to ensure that the financial needs for the normal development of Siderar’s operations were met.

Operating activities

Net cash provided by operations during 2006 was USD1,245.0 million compared to USD1,262.5 million in 2005.

The main reasons for the variation in operating cash flow were:

•

the absence of gain of excess of net assets acquired over cost recognized in 2005 of USD188.4 million and a loss accounted for in 2006 related to changes in Sidor’s pension plan for an amount of USD46.9 million;

•

a strong increase in working capital needs of USD330.6 million that mainly reflects greater requirements for inventories and trade receivables, partially offset by a decrease in other receivables and other assets.

Investing activities

Net cash used in investing activities in 2006 was USD610.4 million, compared to USD2,352.0 million in 2005. The variation was mainly due to:

•

a capital expenditures increase from USD244.9 million in 2005 to USD405.8 million in 2006, as a result of the consolidation of Amazonia and Hylsamex for the full fiscal year in 2006. During 2006, the main capital expenditures, were the installation of facilities for storing and handling slabs, a new reheating furnace and the upgrading of the hot strip mill No.1 in Hylsa; the relining of blast furnace No.1, as well as, improvements and enhancements in the areas of sinter production, coking facilities and the hot strip mill in Siderar; and new oxygen production facilities, the revamping and expansion of the Midrex direct reduction of iron modules and disbursements associated with the installation of a new ladle furnace in Sidor; and

•

a decrease in the acquisitions of businesses in the amount of USD1,986.1 million, that in 2005 were invested principally in the acquisition of Hylsamex. In 2006, Ternium made principally the following transactions for an amount of USD207.3 million: the purchase of the remaining 50% equity interest in Acerex for USD44.6 million; the acquisition of tube manufacturing assets from Acindar by Siderar for USD55.2 million; and the purchase of CVRD’s 4.85% equity stake in Siderar for USD107.5 million.

Financing activities

Net cash used in financing activities was USD756.3 million in 2006, compared to USD1,163.4 million of net cash provided by financing activities in 2005. The variation was mainly due to:

•	net proceeds of USD525.0 million from Ternium’s initial public offering in January 2006;

•	a decrease in proceeds from borrowings of USD1,968.1 million, that comprised the loans in which we entered into in 2005 for the acquisition of Amazonia and Hylsamex;

•	an increase in the repayments of borrowings of USD766.9 million, due to Ternium’s use of its strong liquidity position to reduce its financial indebtedness; and

•	a decrease in dividends paid to the Company’s and minority’s shareholders of USD342.0 million.

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

Financial Liabilities

Our financial liabilities currently consist of loans with banks and related parties and overdrafts. These facilities are mainly denominated in U.S. dollars. As of December 31, 2006, U.S. dollar-denominated financial liabilities represented 91% of total financial liabilities. Total financial debt decreased from USD2,916.3 million as of December 31, 2005 to USD1,057.1 million as of December 31, 2006. During 2006, Ternium’s bank borrowings decreased by USD1,253.9 million, principally due to the repayment of a significant portion of the credit facility of USD1.0 billion entered into by Ternium to fund the Hylsamex’s acquisition and the prepayment of several syndicated loans in Hylsa and Hylsamex. Also, in 2006, borrowings with related parties were reduced from USD607.5 million in 2005 to USD2.2 million in 2006, as a result of the conversion of the Subordinated Convertible Loans. As of December 2006, current borrowings were 48% of total borrowings, of which less of 1% corresponded to borrowings with related parties. See Item 7. “Major Shareholders and Related Party Transactions—B. Related Party Transactions—Financial Operations and Administrative Services.”

The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

In thousands of U.S. dollars	2006		2005		2004
Borrowings with related parties	2,161		607,472		75,927
Bank borrowings	1,054,934	(1)	2,308,805	(1)	46,636
Other	—		—		443

Total borrowings	1,057,095		2,916,277		123,006

(1)	Net of debt issuance costs

The weighted average interest rates at December 31, 2006, 2005 and 2004 shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of those instruments at December 31, 2006, 2005 and 2004, respectively.

	2006	2005	2004
Bank borrowings	6.82%	6.08%	2.25%

The maturity of our financial liabilities is as follows:

At December 31, 2006	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 Years	Total
Borrowings with related parties	2,161	—	—	—	—	—	2,161
Borrowings(1)(2)	506,533	290,804	120,021	94,923	1,358	41,295	1,054,934

Total borrowings	508,694	290,804	120,021	94,923	1,358	41,295	1,057,095

(1)	Borrowings are primarily bank borrowings with third parties. See “—Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities”.
(2)	Net of debt issuance costs.

For information on our derivative financial instruments, please see Item 11. “Quantitative and Qualitative Disclosures About Market Risk” and note 26 to our audited consolidated financial statements.

Principal Borrowings

Our credit agreements and other debt instruments contain covenants, financial tests and cross-default provisions. As of December 31, 2006, we were in compliance with all of our financial covenants. Management believes that current covenants allow us a high degree of operational and financial flexibility and do not impair our ability to obtain additional financing at competitive rates. For further information on our financial liabilities, borrowings and commitments please see notes 27 and 28(iii) to our audited consolidated financial statements.

C. Research and Development, Patents and Licenses, Etc.

See Item 4. “Information on the Company—B. Business Overview—Research and Development”.

D. Trend Information

See “—Overview.”

E. Off-Balance Sheet Arrangements

Ternium does not use “off-balance sheet arrangements” as such term is defined by applicable SEC rules. However, as described above Ternium has various off-balance sheet commitments for the provision of raw materials (iron ore, entered into by Sidor, Amazonia’s operating subsidiary) and energy (gas, gas transportation and steam for the production of electricity, entered into by Siderar). Off-balance sheet commitments are discussed in note 28(iii) to Ternium’s audited consolidated financial statements included in this annual report.

F. Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2006, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

In millions of U.S. dollars	Payments Due by Period as of December 31,2006
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Borrowings(1)	1,057.1	508.7	505.7	1.4	41.3
Estimated interest payments(2)	112.0	54.9	44.6	2.9	9.6
Purchase Obligations(3)	2,570.5	278.9	798.9	484.0	1,008.8
Sales Obligations(4)	1,087.6	110.9	332.7	221.8	422.3

Total Contractual Obligations	4,827.2	953.4	1,681.9	710.1	1,482.0

(1)	Borrowings are primarily bank borrowings with third parties. See “—Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities”.
(2)	Variable rates used in the projection are the ones settled in the current interest period and are considered to be fixed over the years.
(3)	Includes contracts with T.G.N. (gas transportation), PDVSA GAS, ALASA (industrial gases), Siderca (steam), Iberdrola and Edelca (electricity), Peña Colorada (mines) and Matesi.
(4)	Includes a contract for the sale of pellets by Sidor to FMO and a contract for the sale of blooms to TAVSA. For further information see “Item 4. Information on the Company—Business Overview—Raw Materials and Energy—Venezuela” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Sales of Steel Products and Raw Materials.”

G. Recent Developments

(a) Agreement to obtain control over Grupo Imsa

On April 29, 2007 Ternium entered into a definitive agreement under which it expects to obtain control of Grupo Imsa for a total consideration of approximately USD1.7 billion. Under the agreement, Ternium, or any of its subsidiaries, will make a tender offer in accordance with applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa at a price of USD6.40 per share. Concurrently with the consummation of the tender offer, Grupo Imsa’s majority shareholders, owning approximately 90.4% of Grupo Imsa’s issued and outstanding share capital, will have their shares redeemed in cash at the same price per share.

Ternium currently expects to finance the transactions primarily through debt, for which bank commitments have been secured.

The transaction is subject to Mexican and U.S. regulatory approvals, and other customary conditions. If consummated, the transaction is expected to close in the third quarter of 2007.

Grupo Imsa is a steel manufacturer with operations in Mexico, the United States and Guatemala. Grupo Imsa has an annual production capacity of 2.2 million tons of hot rolled coils, 1.8 million tons of cold rolled products and 1.7 million tons of galvanized products. In addition, Grupo Imsa produces panels and other steel products. Grupo Imsa had net sales of USD3.4 billion in 2006.

(b) Annual General Shareholders Meeting

On June 6, 2007, the Company’s shareholders re-elected the eleven of the twelve members of the Company’s board of directors to each serve a one-year term ending at the Company’s next annual general shareholders meeting to be held on June 4, 2008 and appointed Pedro Pablo Kuczynski as a member of the board of directors.

The board of directors subsequently re-appointed Paolo Rocca and Rinaldo Campos Soares as chairman and vice chairman, respectively, of the Company’s board of directors; Daniel Novegil as chief executive officer; and re-appointed Ubaldo Aguirre as chairman of the audit committee of the Company’s board of directors, with Adrián Lajous Vargas and Pedro Pablo Kuczynski being the other members of such committee.

At the annual general shareholders’ meeting, the Company’s shareholders approved a dividend of USD0.05 per share (USD0.50 per ADS), or approximately USD100 million. The Company paid the dividend on June 12, 2007.

The Company’s shareholders also approved the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2006 and re-appointed PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.ár.l., and, in connection with the Company’s annual and interim financial statements required under the laws of other relevant jurisdictions, through Price Waterhouse & Co. S.R.L.) as the Company’s independent auditors for the fiscal year 2007.

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

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the shareholders. Our current board of directors is comprised of 12 directors and an audit committee, which is comprised entirely of independent directors.

The shareholders may dismiss all or any one director at any time, with or without cause, by resolution passed by majority vote, irrespective of the number of shares present or represented at the general shareholders’ meeting. Pursuant to the terms of a shareholders’ agreement, dated July 20, 2005, between Usiminas and I.I.I.-Industrial Investments Inc., a wholly-owned subsidiary of San Faustín organized in the Cayman Islands and the Company’s indirect controlling shareholder (“I.I.I. CI”), Usiminas is entitled to designate two directors, one of whom shall be the vice-chairperson of the board of directors, and I.I.I. CI is entitled to designate the chief executive officer of the Company and seven directors (and, in the case of an increase in the total number of directors, a majority of such directors), one of whom shall be the chairperson of the board of directors. The shareholders’ agreement will remain in full force and effect so long as Usiminas and I.I.I. CI each hold at least 5% of the shares of the Company or until it is terminated by either of Usiminas or I.I.I. CI pursuant to its terms. Rinaldo Campos Soares and Bertoldo Machado Veiga were nominated as directors pursuant to this agreement.

In addition, on January 9, 2006, Tenaris and ISL entered into a shareholders’ agreement, pursuant to which ISL will take all actions in its power to cause one of the members of the Company’s board of directors to be one nominated by Tenaris and any directors nominated by Tenaris only be removed pursuant to written instructions by Tenaris. Tenaris and ISL also agreed to cause any vacancies on the board of directors to be filled with new directors nominated by either Tenaris or ISL, as applicable. On April 27, 2007, ISL assigned all of its rights and obligations under the shareholders’ agreement to its sole shareholder I.I.I. C.I. The shareholders’ agreement will remain in effect so long as each of the parties holds at least 5% of the shares of the Company or until it is terminated by either Tenaris or I.I.I. C.I. pursuant to its terms. Carlos A. Condorelli was nominated as a director pursuant to this agreement.

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

Within the limits of applicable law, the board of directors of the Company may delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided that such delegation shall be subject to prior authorization by the general shareholders’ meeting. On September 14, 2005, following the requisite authorization at the general shareholders’ meeting, the board of directors delegated such day-to-day management and authority to Daniel A. Novegil. On June 6, 2007, the Company’s shareholders re-elected Mrs. Ubaldo Aguirre, Roberto Bonatti, Rinaldo Campos Soares, Carlos Condorelli, Adrian Lajous, Bertoldo Machado Veiga, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Novegil as members of the Company’s board of directors and appointed Mr. Pedro Pablo Kuczynski as a member of the board of directors to each serve a one-year term ending at the Company’s next annual general shareholders meeting to be held in June 4, 2008. The board of directors subsequently re-appointed Paolo Rocca and Rinaldo Campos Soares as chairman and vice chairman, respectively, of the Company’s board of directors and Daniel Novegil as chief executive officer.

The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2006
Paolo Rocca(1)	Chairman	Chairman and C.E.O. of Tenaris and Chairman of Ternium	1	54
Rinaldo Campos Soares	Vice-chairman	President of Usiminas	1	68
Ubaldo Jose Aguirre	Director	Managing Director of Aguirre, Gonzalez, Marx & Asociados S.A.	1	58
Roberto Bonatti(1)	Director	President of San Faustín	1	57
Carlos Condorelli	Director	C.F.O. of Tenaris	1	55
Adrián Lajous	Director	Energy advisor at McKinsey & Company	1	63
Bertoldo Machado Veiga	Director	Chairman of the board of Usiminas	1	64
Bruno Marchettini	Director	Member of the board of San Faustín, Tenaris and Siderar.	1	65
Daniel Novegil	Director	C.E.O. of the Company	1	54
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustín	1	58
Pedro Pablo Kuczynski	Director	Partner of Westfield Capital	—	68

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Paolo Rocca. Mr. Rocca has served as our chairman since 2005. He is also chairman and chief executive officer of Tenaris S.A., director and vice president of San Faustin N.V. and director of Techint Financial Corporation N.V. Mr. Rocca currently serves as the chairman of Tubos de Aceros de México S.A. (“Tamsa”) and Dalmine S.p.A.; vice president of Confab Industrial S.A. and honorary president of the Board of Directors of Siderar. Mr. Rocca is member of the executive committee of the IISI (“International Iron and Steel Institute”) and member of the International Advisory Committee of the NYSE (“New York Stock Exchange”). Mr. Rocca is an Italian citizen.

Rinaldo Campos Soares. Mr. Campos Soares has served as our vice-chairman since 2005. Mr. Campos Soares currently serves as the president of Usiminas and as a member of its board of directors, as the president of Cosipa, chairman of the board of directors of Rio Negro Comércio e Indústria de Aço, chairman of the board of directors of Usiparts Sistemas Automotivos, president of Usiminas Mecânica and president of Fundação São Francisco Xavier. In addition, he serves as vice president of the Brazilian Steel Institute and a member of the Brazilian National Council for Economic and Social Development. Mr. Campos Soares also serves as the general honorary consul of Japan for the State of Minas Gerais. Mr. Campos Soares has served in various positions at Usiminas throughout his career, including plant general manager, executive director of operations, head of production, head of the industrial engineering department, head of the hot strip mill, head of the cold strip mill, and head of metallurgy and inspection. He previously served as coordinator of industrial research at Fundação Gorceix and was formerly employed as a researcher at the Institute de Recherches de la Siderurgie de France. To date, Mr. Soares has 38 years of experience in the steel industry. Mr. Campos Soares is a Brazilian citizen.

Ubaldo Aguirre. Mr. Aguirre has served on our board of directors since January 12, 2006. Mr. Aguirre is a managing director of Aguirre, Gonzalez and Marx S.A., an Argentine investment banking firm, and also serves as a member of the board of directors of Juan Minetti S.A., a subsidiary of Holcim, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A. since 2000 as member of the board of directors of URS Argentina S.A. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar. Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank—where he was responsible for that country’s external borrowing program and financial negotiations—Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre is an Argentine citizen.

Roberto Bonatti. Mr. Bonatti has served as a director since 2005. Mr. Bonatti is the grandson of Agustín Rocca and has been involved in businesses of the companies controlled by San Faustin, or the Techint Group, specifically in the engineering and construction and corporate sectors, throughout his career. He was first employed by the Techint Group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustín, and, since 2001, he has served as its president. In addition, Mr. Bonatti currently serves as president of Tecpetrol and Techint Compañía Técnica Internacional S.A.C.I. of Argentina and as a director of Tenaris and Siderar. Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli has served as a director since 2005. Mr. Condorelli currently serves as Director since 2007 and chief financial officer of Tenaris, a position that he assumed in October 2002. Mr. Condorelli began his career within the Techint Group in 1975, as an analyst in the accounting and administration department of Siderar. Mr. Condorelli has held several positions within Tenaris and other Techint Group companies, including finance and administrative director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. He is an Argentine citizen.

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

Bruno Marchettini. Mr. Marchettini has served on our board of directors since January 12, 2006. He has retired from executive positions but continues to be an advisor to the Techint Group in steel technology matters. He is a member of the board of San Faustín, Tenaris and Siderar. Mr. Marchettini is an Italian citizen.

Daniel A. Novegil. Mr. Novegil has served as a director and as our chief executive officer. Mr. Novegil joined Siderar in 1978 and was appointed as its general director in 1991. In 1993, following the merger of the privatized company Somisa with Propulsora, he was appointed managing director of Siderar. In 1998, after the acquisition of Sidor, Mr. Novegil was appointed chairman and chief executive officer of Sidor. In March 2003, Mr. Novegil was designated executive vice-president of the Techint Flat and Long Steel Division, with executive responsibilities over Siderar and Sidor. He became president of Siderar in May 2005. He is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca has served in our board of directors since January 12, 2006. Mr. Rocca is chairman of the board of directors of San Faustín, a director of I.I.I. Industrial Investments Inc., Techint Financial

Corporation N.V., Tenaris, Dalmine S.p.A., Tamsa, president of the Humanitas Group and president of the board of directors of Techint-Compagnia Tecnica Internazionale S.p.A. and Techint S.A. de C.V. In addition, he sits on the board of directors or executive committees of several companies, including Sirti S.p.A., Riunione Adriatica di Sicurtà, RCS Quotidiani, Fastweb, Buzzi Unicem and Cam Finanziara S.p.A. He is vice president of Confindustria, the leading association of Italian industrialists. He is also a member of the European Advisory Board of the Harvard Business School, the Trilateral Commission. Mr. Rocca is an Italian citizen.

Pedro Pablo Kuczynski. Mr. Kuczynski was appointed as Director in the shareholders’ meeting held on June 6, 2007 and took office on June 7, 2007. He was Prime Minister of Peru in 2005-2006 and prior to that he was the Minister of Economy and Finance from 2001. He was the Republic of Peru’s Minister of Energy and Mines in 1980-82. He was president until 2001 of a private equity firm he founded in 1992 after spending ten years as Chairman of First Boston International (today Credit Suisse) in New York. Since 2007, he is Senior Advisor to the Rohatyn Group, a firm specializing in emerging markets. He ran a bauxite mining company affiliated with Alcoa between 1977 and 1980. He began his career at the World Bank in 1961 and was in the 1970s head of its Policy Planning Division, Chief Economist for Latin America and Chief Economist of IFC. He was born in Peru in 1938 and educated in Peru and at Oxford and Princeton. He is a U.S. and Peruvian citizen.

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

Senior Management

The following table sets forth certain information concerning our senior management:

Name	Age at December 31, 2006	Position
Daniel Novegil	54	Chief Executive Officer; Director
Roberto Philipps	60	Chief Financial Officer
Alfredo A. Indaco	53	International Commercial Officer
Regulo Salinas	51	North Region Area Manager
Martín Berardi	49	South Region Area Manager
Julián Eguren	43	Central Region Area Manager
Oscar Montero Martínez	46	Planning and Operations General Director
Luis Andreozzi	56	Engineering and Environment Director
Miguel Punte	59	Human Resources Director
Rubén Bocanera	50	Chief Information Officer

Daniel A. Novegil. Mr. Novegil has served as our Chief Executive Officer. Mr. Novegil joined Siderar in 1978 and was appointed as its general director in 1991. In 1993, following the merger of the privatized company Somisa with Propulsora, he was appointed managing director of Siderar. In 1998, after the acquisition of Sidor, Mr. Novegil was appointed chairman and chief executive officer of Sidor. In March 2003, Mr. Novegil was designated executive vice-president of the Techint Flat and Long Steel Division, with executive responsibilities over Siderar and Sidor. He became president of Siderar in May 2005. To date, Mr. Novegil has 28 years of experience in the Techint Group. He is an Argentine citizen.

Roberto Philipps. Mr. Philipps currently serves as our Chief Financial Officer. He joined Siderar in 1988 and has held the position of chief financial officer of Siderar and chief financial officer of Amazonia. He oversaw the restructuring of Sidor’s debt in 2000 and 2003 and of Siderar’s debt in 2002. From 2003 until August 2005, he was the chief executive officer of TGN. He assumed his current position at the Company in September 2005. He is also past president of the Argentine Financial Executives Institute (IAEF). Mr. Philipps is an Argentine citizen.

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

Régulo Salinas. Mr. Salinas currently serves as our North Region Area Manager. He is responsible for all our operations within Mexico. He began his career with our subsidiary in Mexico in 1978 as “budget and cost analyst” in Hylsa. He has held several executive positions, including managing director of the Flat Products Division and the Bar and Rod Division of the former Hylsa and vice-president of sales and marketing, vice-president of administration and vice-president of planning. He is President of Canacero (Camara Nacional de la Industria del Hierro y el Acero) in Mexico and vice-chairman of the AISI (“American Iron and Steel Institute”) and member of the executive committee of the board of the SMA (Steel Manufacturers Organization) in the United States. Mr. Salinas is a Mexican citizen.

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

Oscar Montero Martínez. Mr. Montero currently serves as our Planning and Operations General Director. He began his career with the Techint Group in 1984 as a commercial analyst in Siderar. Since then, he has held several positions within Siderar in the planning, commercial and procurement areas. In 1998 he assumed the position of strategic planning director in Sidor. Since 2005, he serves as planning and operations general director of the Company. Mr. Montero is an Argentine citizen.

Luis Andreozzi. Mr. Andreozzi currently serves as our Engineering and Environment Director. He began his career with the Techint Group in 1968 as a trainee in Siderca. He has held several positions within other Techint Group companies including Techint Engineering Company, or TEING, Siderar and Sidor. Most recently, he served as construction manager of TEING (1986-1992), construction manager of Siderar (1992-1998), engineering and environment general manager of Sidor (1998-2004) and technology manager of the Techint Flat and Long Steel Division, a position he held until he assumed his present position at the Company. Mr. Andreozzi is an Italian citizen.

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

B. Compensation

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. The aggregate compensation earned by directors and executive officers during 2006 amounted to approximately USD10,276 thousand.

On January 1, 2007, Ternium adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives may be granted a number of units, with the value of such units being determined based in the Company’s equity value (excluding minority interest). Each unit entitles the holder thereof to receive cash amounts equal to the amount of dividends paid from time to time to the Company’s shareholders. Units vest over a four-year period and we will redeem vested units on the tenth anniversary of the grant date, or when the employee ceases employment if that should be sooner; provided, however, that we are required to repurchase the units at full value (regardless of vesting) within ten business days of the death or permanent disability of the relevant beneficiary. Compensation under this program is not expected to exceed 35% of the total annual compensation of the beneficiaries.

C. Board Practices

See “—Directors and Senior Management”.

There are no service contracts between any director and Ternium that provide for benefits upon termination of employment.

Audit Committee

On June 6, 2007, our board of directors re-appointed Ubaldo Aguirre (chairman) and Adrián Lajous, and appointed Pedro Pablo Kuczynski, as members of its audit committee. All three members of the audit committee are independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

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

In addition, the audit committee is required by the Company’s articles of association to review “Material Transactions,” as such term is defined by the Company’s articles of association, to be entered into by the Company or its subsidiaries with “Related Parties,” as such term is defined by the Company’s articles of association (other than transactions reviewed and approved by the independent members of the board of directors of the Company or through any other procedures that the board of directors may deem substantially equivalent to the foregoing) , in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of Material Transactions entered into by the Company’s subsidiaries with Related Parties, the Company’s audit committee will review those transactions entered into by those subsidiaries whose boards of directors do not have independent members, or that have not been reviewed and approved by such independent directors or through any other procedures that the board of directors of the Company may deem substantially equivalent to the foregoing.

Under the Company’s articles of association, as supplemented by the audit committee’s charter:

•

a Material Transaction is (i) any transaction with or involving a Related Party (x) with an individual value equal to or greater than ten million U.S. dollars or (y) with an individual value lower than ten million U.S. dollars, when the aggregate sum of any series of transactions reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination (excluding any transactions that were reviewed and approved by any of the audit committee of the Company, or any of its subsidiaries, the board of directors of the Company, the independent members of the board of directors or other governing body of any subsidiary of the Company, or a majority of the members of the board of directors or similar governing body of any subsidiary of the Company that were not nominated by or at the request of the Company or any entity that directly or indirectly controls or is under common control with the Company) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made; or (ii) any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) involving the Company or any of its direct or indirect subsidiaries for the benefit of or involving a Related Party; and

•

a Related Party is, in relation to the Company or its direct or indirect subsidiaries, any of the following persons: (i) a member of the board of directors of the Company or of the board of directors or other governing body of any of the Company’s subsidiaries; (ii) any member of the board of directors or other governing body of an entity that directly or indirectly controls the Company; (iii) any entity that directly or indirectly controls or is under common control with the Company (other than the Company’s subsidiaries); (iv) any entity controlled directly or indirectly by any member of the board of directors of the Company, or of the board of directors or other governing body of any subsidiary of the Company; and (v) any spouses, parents, siblings or relatives up to the third degree of, and any person that shares a home with, any person referred to in (i) or (ii).

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

D. Employees

The following table shows the number of persons employed by Ternium and its consolidated subsidiaries:

	At December 31, 2006
Argentina	5,072
Venezuela	5,660
Mexico	7,469
Other	70

Total employees	18,271	(1)

(1)	It does not include 3,983 outsourced employees. We expect that during 2007 some outsourced personnel will be incorporated in Ternium as direct employees.

At December 31, 2006, number of persons employed by Ternium was 18,271. During 2006, previously outsourced personnel became direct employees of Ternium, while the aggregate number of employees decreased compared to 2005.

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

As part of the privatization process in 1992, 20% of Siderar’s shares were sold to former employees of state-owned Somisa under the Programa de Propiedad Participada (the “Employee Stock Ownership Plan”). For further information see Item 4. “Information on the Company—C. Organizational Structure—Subsidiaries—Siderar”.

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

Under Argentine law, Siderar is required to contribute up to 23% of its employees’ base salaries to various national and privately-run health, pension and retirement plans. Siderar must also withhold an additional percentage from salaries for contribution to such funds. The amount to be withheld for the pension fund has varied according to emergency measures imposed by the government to cope with the Argentine crisis of 2002. As of December 2004, the withholding percentage was 13% for those employees affiliated with the privately-run pension funds and 17% for those affiliated with the public plan. During 2006, the latter percentage increased to 16.3%. Furthermore, as of 2003, there was a maximum of ARP4,800 over which Siderar must contribute and withhold the percentage for the pension fund. From this year, this maximum was progressively increased for the employer’s contributions for the middle and superior personnel and finally completely eliminated in 2005.

Under Argentine law, in order to terminate an employee without cause, Siderar must indemnify the employee based on the employee monthly salary per each year of employment. For the UOM unionized employees (as agreed with the union) the maximum monthly salary is ARP3,681 while for the ASIMRA unionized employees is ARP8,916. However, for the non-unionized employees the maximum compensation prescribed by law is higher and variable. Since January 2002, the Argentine government established an emergency regime under which employees that are terminated without cause are entitled to an extra 50% over the legally required indemnification amount. In addition to its legal obligations, in 1995 Siderar established a benefit program for its senior management that is applied in certain cases of employment termination.

Venezuela

In Venezuela, approximately two-thirds of Sidor’s employees are organized in the Sindicato Único de Trabajadores de la Industria Siderúrgica y sus Similares del Estado Bolívar (Sole Union of Steel and Related Industry Workers of Bolivar State or “SUTISS”). Sidor has from time to time suffered labor disruptions. Social conflicts in Venezuela and in particular conflicts with SUTISS have affected Sidor’s results during recent years. The main labor-related incidents were the Civic National Strike initiated in December 2002 that lasted 63 days and that heavily impacted natural gas provision due to the stoppage by PDVSA; and the general strikes initiated by SUTISS lasting 21 days in October 2003 and 20 days in 2004. During 2005, there were no important labor disruptions. In 2006, a claim related to the interpretation of the modifications of the regulation of the labor law was interposed, resulting in an illegal strike that heavily impacted the Sidor’s operation due to the 9 days full stoppage.

In October 2004, a collective bargaining agreement was reached with the union which terminated in February 2007. As of the date of this annual report, Sidor is negotiating a new collective bargaining agreement with the union. See Item 3. “Key Information—D. Risk Factors—Risks Relating to our Business—Labor disputes at Ternium’s operating subsidiaries could result in work stoppages and disruptions to Ternium’s operations.” Although Ternium has reached this agreement with SUTISS, Ternium may suffer additional plant stoppages or strikes as a result of future work force reductions in connection with its productivity improvement and cost reduction plans. No assurance can be given that any future stoppage or strikes would not have a material adverse effect on Ternium’s financial condition, cash flows and results of operations.

Sidor established a labor participation program (“Programa de Participación Laboral” or “PPL”) in 1997, under which current and retired workers of Sidor were entitled to receive 20% of the Sidor’s shares. From May 2004 to date, BANDES and CVG transferred 6,335,648 Class “B” shares, representing 19.9% of Sidor’s share capital to employees and eligible former employees pursuant to the terms of the PPL. The remaining 29,694 shares are also expected to be transferred to the PPL.

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

E. Share Ownership

To our knowledge, the total number of the Company’s shares (in the form of ordinary shares or ADSs) owned by our directors and executive officers as of April 30, 2007 was 693,900, which represents 0.03% of our outstanding shares. The following table provides information regarding share ownership by our officers and directors.

Director or Officer	Number of Shares Held
Adrián Lajous	42,000
Daniel Novegil	503,000
Roberto Philipps	74,600
Martín Berardi	60,000
Alfredo Indaco	14,300

Total	693,900

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the beneficial ownership of our shares, as of March 30, 2007, by (1) our principal shareholders (persons or entities that own beneficially 5% or more of the Company’s shares), (2) our directors and executive officers as a group and (3) non-affiliated public shareholders.

Identity of Person or Group	Number	Percent
San Faustín, ISL, I.I.I. CI(1)	1,184,069,232	59.06%
Tenaris(2)	229,713,194	11.46%
Usiminas(3)	285,731,726	14.25%
Directors and executive officers as a group	693,900	0.03%
Public	304,535,390	15.19%

(1)	ISL is controlled by I.I.I. CI, which is controlled by San Faustín and holds 959,482,775 shares of the Company. In addition, San Faustín, which is ultimately controlled by Rocca & Partners, owns 224,586,457 shares of the Company through I.I.I. C.I.
(2)	Tenaris is controlled by I.I.I. CI, which is controlled by San Faustín and ultimately by Rocca & Partners.
(3)	Usiminas holds its shares through a wholly-owned subsidiary.

As of May 31, 2007, 30,300,511 ADSs (representing 303,005,110 shares of common stock, or 15.11% of all outstanding shares of common stock of the Company) were registered in the name of 106 holders resident in the United States.

The voting rights of our principal shareholders do not differ from the voting rights of other shareholders. None of our directors or officers is a legal or beneficial owner of any of our shares. We are not aware of any arrangement which may at a later date result in a change of control of the Company.

B. Related Party Transactions

Ternium is party to several related party transactions as described below. These related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see Item 6. “Directors, Senior Management and Employees—A. Directors and Senior Management—Director Liability” and “C. Board Practices—Audit Committee”.

Amazonia (Sidor’s controlling shareholder) and Hylsamex became subsidiaries of the Company on February 15, 2005, and August 22, 2005, respectively, and consolidation of their results began on those dates. Accordingly, transactions between Sidor or Hylsamex for the year 2005, as applicable, with related parties are only shown as related-party transactions for the Company to the extent attributable to periods beginning on or after the respective consolidation dates.

Purchases of Raw Materials

In the ordinary course of business, Ternium buys raw materials and other production inputs from the subsidiaries of Tenaris. These purchases are made on similar terms and conditions to those purchases made by the Ternium companies from unrelated third parties. These transactions include:

•

purchase of ferrous scrap and other raw material, which amounted to USD19.2 million in 2006 and USD9.7 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 the additional purchases amounted to USD0.1 million).

•

purchase of steam and operational services from the Argentine electric power generating facility of Tenaris for Siderar in San Nicolás. These purchases amounted to USD6.4 million in 2006 and USD2.6 million in 2005. In addition, Siderar recorded an income of USD6.1 million in 2005 due to a penalty charge paid by a subsidiary of Tenaris for the failure to deliver contractual volumes of steam.

Sales of Steel Products and Raw Materials

In the ordinary course of business, Ternium sells flat steel products, steel bars and raw materials to the subsidiaries of Tenaris. These transactions include:

•	Sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to USD35.9 million in 2006 and USD29.2 million in 2005.

•

Sales of steel bars to be used in the seamless pipe operation of the subsidiaries of Tenaris in Venezuela, which amounted to USD30.5 million in 2006 and USD31.8 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 the complementary sales amounted to USD4.9 million)

•	Sales of pig iron, DRI and scrap to be used in the production of seamless pipes, which amounted to USD23.7 million in 2006 and USD11.7 million in 2005.

In certain circumstances, Ternium sells steel products to other companies in the Techint Group. These sales amounted to USD0.6 million in 2006 and USD0.2 million in 2005.

All these sales are made on similar terms and conditions to those sales made by Ternium to unrelated third parties.

Transactions involving Matesi

Sidor established Matesi jointly with a subsidiary of Tenaris to operate an HBI production facility in Venezuela. Sidor holds 49.8% of Matesi and the subsidiary of Tenaris holds 50.2%. Transactions associated with this operation include:

•

purchases of HBI (Hot Briquette Iron) pursuant to an off-take agreement, which amounted to USD77.3 million in 2006 and USD79.0 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 the additional purchases amounted to USD8.1 million). The agreement establishes that Matesi is required to sell to Sidor, on a take-or-pay basis, 29.9% of Matesi’s HBI production, or up to 49.8% at the election of Sidor.

•

Sidor entered into a Management Assistance Agreement with Matesi. As part of this agreement, Matesi paid fees to Sidor amounting USD1.1 million in 2006 and USD1.2 million in 2005, related to the provision of managerial services (during the period beginning on January 1, 2005 and ending on February 14, 2005 the complementary fees amounted to USD0.1 million). Additionally, Sidor purchased goods and services on behalf of Matesi for an amount of USD15.1 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 the complementary transactions amounted to USD1.1 million).

•

as part of the investment agreement to finance the acquisition of Matesi’s assets and its start-up, in July, 2004 Sidor granted a loan to Matesi for an outstanding amount at December 31, 2006 of USD58.4 million. This loan bears interest at a rate of LIBOR plus 2%. Interest earned on this loan amounted to USD3.6 million in 2006 and USD2.9 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 the additional interest amounted to USD0.4 million).

•	Hylsa earned royalties and technical assistance fees in respect of licensed technology to Matesi. These royalties and fees amounted to USD1.6 million in 2006 and USD1.6 million in 2005.

•

during 2006, Sidor entered into a Service Agreement with Matesi under which Sidor recycles by-products form Matesi’s operations into raw materials. During 2006, Sidor provided services to Matesi for an amount of USD1.5 million.

Purchase Agency Services

Until September 2006, Ternium entered into agreements with Exiros, a subsidiary of Tenaris, to act as purchase agent. In October 2006, Ternium and Tenaris entered into a joint venture through which each of them hold 50% of Exiros, and continue acting as purchase agent. This acquisition amounted to USD2.3 million. Ternium paid fees amounting to USD11.5 million in 2006 and USD4.8 million in 2005.

Supply of Natural Gas

Siderar is party to contracts with Tecpetrol, TGN, Litoral Gas and Energy Consulting Services relating to the supply of natural gas to Siderar’s operations. Tecpetrol is a Techint group company engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. TGN operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina. Litoral Gas is a company that distributes gas in the Province of Santa Fé and in the northeastern section of the Province of Buenos Aires. Energy Consulting Services is a company engaged in energy and management consulting, representing one of the major and most reliable natural gas traders in Argentina. The Techint group holds significant but non-controlling interests in TGN, Litoral Gas and Energy Consulting Services.

In March 2003, Siderar entered into an agreement with Tecpetrol under which Siderar paid USD17.3 million for the purchase of a total 725 million cubic meters of natural gas to be delivered to Siderar’s facilities over a period of five years. Under this agreement, the prices are equivalent or more competitive than those charged by Repsol YPF (Siderar’s principal gas supplier) to Siderar. Tecpetrol’s sales to Ternium amounted to USD8.9 million in 2006 and USD7.4 million in 2005.

TGN charges Siderar a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Ternium amounted to USD4.0 million in 2006 and USD2.4 million in 2005.

Litoral Gas’ and Energy Consulting Services provide Siderar with natural gas. Litoral Gas’ sales to Ternium totaled USD0.7 million in 2006 and USD0.9 million in 2005, while Energy Consulting Services’ sales amounted to USD1.4 million in 2006 and USD1.5 million in 2005.

Provision of Engineering and Labor Services

Ternium contracts with certain Techint group companies engineering, construction, specialized labor and supervision services for civil and electromechanical works and non-specialist manual labor services, such as cleaning, general maintenance and handling of by-products. These services can usually be provided by other Techint group companies at more competitive prices than if Ternium performed them and are contracted out at market rates. Fees accrued for these services amounted to USD135.9 million in 2006 and USD63.8 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 Sidor paid additional fees amounting USD0.4 million).

Sales and Purchases of Other Products and Services

Ternium entered into other transactions with Techint group companies, the most important ones including:

•

payment of commissions to Techintrade Corp. owing to commercial agency services, which amounted to USD10.2 million in 2005. On May 17, 2005 this contract was transferred to a full owned subsidiary of Ternium.

•

purchase of plant equipment and spare parts to Techint Compagnia Tecnica Internazionale and other related companies, which amounted to USD19.8 million in 2006 and USD9.5 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 Sidor additional purchases amounted to USD8.2 million).

•	purchases of steel products from Tenaris’s subsidiaries, which amounted to USD3.3 million in 2006 and USD2.4 million in 2005.

•

in July 2006, Siderar entered into a contract with Information Systemas & Technologies, a subsidiary of Tenaris, for the provision of technology and information services. Fees paid under this contract amounted to USD1.6 million.

•	in late 2005, Hylsamex transferred to Techint Compagnia Tecnica Internazionale the rights to market and license the HYL technology to unaffiliated third parties for royalty fees.

Financial Operations and Administrative Services

In order to finance the acquisition of Hylsamex, Ternium entered into Subordinated Convertible Loans with related parties. Interest paid amounted to USD1.8 million in 2006 and USD9.7 million in 2005. For a description of these loans, see Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities”.

Finma S.A., a company owned by various Techint group companies, provides administrative and legal support services to Techint group companies, including Siderar and Sidor. In August 2006, Finma was reorganized and Ternium acquired 33.33% of its share capital. Fees accrued under this agreement amounted to USD4.0 million in 2006 and USD3.5 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 Sidor paid additional fees amounting USD0.1 million).

Other Transactions

In the ordinary course of business, from time to time, Ternium carries out other transactions and enter into other arrangements with Techint group companies, none of which are believed to be material.

C. Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-51 for our audited consolidated financial statements.

Legal Proceedings

Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium’s consolidated financial position or results of operations.

In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas against the application of the most favored client clause) were resolved in Sidor’s favor. Accordingly, in its financial statements at December 31, 2004, Sidor reversed the USD41.4 million provision it had recorded at December 31, 2003. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void an arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void this arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At December 31, 2006, Sidor’s potential exposure under this litigation amounted to USD125.7 million. As a consequence of the commercial transactions entered into by Sidor and PDVSA Gas during the three-month period ended March 31, 2007, Sidor’s potential exposure under this litigation increased by USD9.0 million, thus reaching a total amount of USD134.7 million.

Sidor recorded a provision for a total amount of USD26.3 million in connection with tax matters arising from compensations of tax credits made by the Company since the implementation of the V.A.T. law in June 1999. The SENIAT, the Venezuelan tax and customs authority, is claiming the interest accrued on the application of those tax credits as payment on account of tax obligations.

The Argentine tax authority, the Administración Federal de Ingresos Públicos (the “AFIP”), has challenged the income tax treatment of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP considered the treatment given by Siderar to these expenses asserted that they should be treated as investments or improvements that must be capitalized and, therefore, the AFIP made a reassessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD20.4 million.

Siderar appealed these assessments before the Argentine Tax Court. On April 13, 2005, Siderar was notified of a ruling issued by the Argentine Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 by USD13.9 million and instructing that the taxes be recalculated in accordance with this ruling. Siderar recorded a provision amounting to USD4.6 million as of December 31, 2006, as management of the Company considers there is a probable outflow of benefits. The ruling issued by the Argentine Tax Court regarding fiscal years 1995 and 1996 has been appealed by both AFIP and Siderar, but Siderar is required to pay the amounts (capital and interests) due to the AFIP, pursuant to this ruling (once the recalculation ordered by the Argentine Tax Court has been approved by said Tribunal) even if, at that time, Siderar’s appeal has not been resolved.

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

On June 6, 2007, the Company’s shareholders approved a dividend of USD0.05 per share (USD0.50 per ADS), or approximately USD100 million. The Company paid the dividend on June 12, 2007. This is the first dividend distribution made by the Company since its formation.

We will conduct all of our operations through subsidiaries and, accordingly, our main source of cash to pay dividends will be the dividends received from our subsidiaries. See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Structure of the Company—As a holding company, our ability to pay dividends and obtain financing depends on the results of operations and financial condition of our subsidiaries and could be restricted by legal, contractual or other limitations.” These dividend payments will likely depend on our subsidiaries’ results of operations, financial condition, cash and capital requirements, future growth prospects and other factors deemed relevant by their respective boards of directors, as well as on any applicable legal restrictions. See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina” and—Venezuela” and Item 10. “Additional Information—B. Memorandum and Articles of Association—Dividends” for a discussion of the current Argentine and Venezuelan restrictions on the payment of dividends.

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

A. Offer and Listing Details

The Company’s ADSs are listed on the NYSE under the symbol “TX.” Trading on the NYSE began on February 1, 2006. As of March 30, 2007, a total of 2,004,743,442 shares were registered in the Company’s shareholder register.

As of May 31, 2007, a total of 303,005,110 shares were registered in the name of the depositary for the Company’s ADR program. On June 28, 2007, the closing sales price for the Company’s ADSs on the NYSE was USD30.38.

New York Stock Exchange

As of May 31, 2007, a total of 30,300,511 ADSs were registered of record. Each ADS represents 10 shares of the Company’s stock. The Bank of New York acts as the Company’s depositary for issuing ADRs evidencing the ADSs. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the ADSs on the NYSE. The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares, in the form of ADSs, traded on the NYSE.

	Price per ADS
2006	High	Low
First quarter	30.00	20.00
Second quarter	29.00	19.91
Third quarter	26.00	21.07
Fourth quarter	30.50	21.40

Last Six Months	High	Low
January 2007	29.50	23.00
February 2007	30.74	25.25
March 2007	28.89	24.52
April 2007	30.00	26.00
May 2007	27.69	25.28
June 2007 (through June 28, 2007)	30.90	30.09

B. Plan of Distribution

Not applicable.

C. Markets

See “—Offer and Listing Details”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

General

The following is a summary of certain rights of holders of our shares. These rights are set out in our articles of association or are provided by applicable Luxembourg law, and may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States of America. This summary is not exhaustive and does not contain all information that may be important to you. For more complete information, you should read our articles of association, which are attached as an exhibit to this annual report.

The Company is a joint stock corporation (société anonyme holding) organized under the laws of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B98 668 in the Registre du Commerce et des Sociétés.

We have an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. There were 2,004,743,442 shares issued as of May 31, 2007. All issued shares are fully paid.

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

Under Article 21 of the articles of association, our board of directors has the power to distribute interim dividends in accordance with the conditions that apply to commercial companies set forth in particular in Section 72-2 of the Luxembourg law of August 10, 1915 on commercial companies.

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

Access to Corporate Records

Luxembourg law and our articles of association do not generally provide for shareholder access to corporate records. Shareholders may inspect the annual accounts and auditors’ reports at our registered office during the fifteen-day period prior to a general shareholders’ meeting.

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

Change in Control

Our articles of association do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. In addition, the Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company.

There are no rights associated with the Company’s shares other than those described above.

C. Material Contracts

For a summary of any material contract entered into by us outside of the ordinary course of business during the last two years, see Item 4. “Information on the Company—Raw Materials and Energy”.

D. Exchange Controls

Many of the countries which are important markets for us or in which we have substantial assets have a history of substantial government intervention in currency markets, volatile exchange rates and government-imposed currency controls. These include Argentina, Mexico and Venezuela. Currently, only Venezuela and Argentina have exchange controls or limitations on capital flows, including requirements for the repatriation of export earnings, in place.

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

Starting in 2004 and during 2005 the Argentine Central Bank has, from time to time, purchased U.S. dollars in the open market in order to maintain the value of the U.S. dollar around ARP2.9 and ARP3.0, respectively, per U.S. dollar. Additionally, and in order to restrict the inflows of U.S. dollars and avoid volatility in the U.S. dollar market, on June 10, 2005 the Argentine government issued Decree No. 616/2005 establishing certain restrictions on capital inflows into Argentina. During 2006 and the first half of 2007, the Argentine Central Bank maintained the value of the U.S. dollar around ARP3.0 and ARP3.1, per U.S. dollar. Transfers of foreign currency into Argentina are only permitted upon compliance with the following requirements:

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

Such requirements do not apply to foreign trade and export finance related transactions (provided that pre-export financings are repaid exclusively with export proceeds), foreign direct investment, loans granted by multilateral organizations, loans used to fund the purchase of certain fixed assets, or long-term investments overseas or to the primary placement of publicly traded securities listed in one or more exchange markets, among others.

For additional information regarding factors affecting the value of the Argentine peso, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina.”

The market exchange rate of the Argentine peso against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market, although the Argentine government, acting through the Argentine Central Bank, has a number of means by which it may act to maintain exchange rate stability. See Item 3. “Key Information—D. Risk Factors—Risks Relating to our Business—Ternium’s results of operations and financial condition could be adversely affected by movements in exchange rates.”

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

For additional information regarding factors affecting the value of the Mexican peso, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Mexico.”

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

For additional information regarding factors affecting the value of the Venezuelan bolívar, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Venezuela.”

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

Holding company status

The tax treatment described below results from the tax status of the Company as a holding company under the law of July 31, 1929 and the “billionaire” provisions relating there.

Following a decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly-listed companies –including us– are entitled to continue benefiting from their current tax regime until December 31, 2010.

During the transitional period, the Company must comply with certain reporting requirements to maintain its right to benefit from the special tax exempt status transition period, including an annual certification and submission such certification to the tax.

Ownership and disposition of the Company’s ADSs

Holders of the Company’s ADSs will not be subject to Luxembourg income tax, wealth tax or capital gains tax in respect of those ADSs, except for:

(i) individual residents of Luxembourg, entities organized in Luxembourg or foreign entities domiciled or having a permanent establishment in Luxembourg. For purposes of Luxembourg tax law, you are deemed to be an individual resident in Luxembourg, subject to treaty provisions, if you have your domicile or your usual place of residence in Luxembourg, or

(ii) non-resident holders are taxed with respect to the disposition of the Company’s ADSs held for less than six months if such non-resident holder has owned alone, or if such non-resident holder is an individual, together with his spouse or minor children, directly or indirectly at any time during the five years preceding the date of disposition more than 10% of the Company’s share capital, or

(iii) non-resident holders are taxed with respect to the disposition of the Company’s ADSs held for more than six months(x) if such non-resident holder has owned alone, or together with his spouse or minor children, directly or indirectly, at any time during the five years preceding the date of disposition, more than 10% of the Company’s share capital and (y) was a Luxembourg resident taxpayer for more than 15 years and has become a non-resident tax payer less than 5 years before the moment of disposition of the ADSs.

No inheritance tax is payable by a holder of the Company’s ADSs except if the deceased holder was a resident of Luxembourg at the time of death.

There is no Luxembourg transfer duty or stamp tax on the purchase or disposition of the ADSs.

Dividends received on the Company’s ADSs by non-Luxembourg resident holders

No withholding tax applies in Luxembourg on dividends distributed by the Company. No taxes apply in Luxembourg on dividends received by holders who are not resident in Luxembourg and who do not maintain a permanent establishment in Luxembourg to which the holding of the ADSs is effectively connected. Dividends received by holders who are individual residents of Luxembourg, entities organized in Luxembourg or entities domiciled or having a permanent establishment in Luxembourg are subject to tax.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on the Income Tax Treaty between Luxembourg and the United States (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner holding the ADSs is urged to consult his, her or its own tax advisor.

You are a U.S. holder if you are a beneficial owner of ADSs and you are:

•	a citizen or resident of the United States of America,

•	a domestic corporation,

•	an estate whose income is subject to United States of America federal income tax regardless of its source, or

•

a trust if a United States of America court can exercise primary supervision over the trust’s administration and one or more United States of America persons are authorized to control all substantial decisions of the trust.

In general, and taking into account the earlier assumptions, for United States of America federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States of America federal income tax.

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

You must include any Luxembourg tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States of America corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States of America federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain.

Subject to certain limitations, any Luxembourg tax withheld in accordance with the Treaty and paid over to Luxembourg will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Luxembourg law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

Dividends will be income from sources outside the United States of America, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of capital gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States of America federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States of America for foreign tax credit limitation purposes.

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

We are subject to the reporting requirements of the Exchange Act of 1934, as applied to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We prepare quarterly and annual reports containing consolidated financial statements in accordance with IFRS. Our annual consolidated financial statements are certified by an independent accounting firm. We submit quarterly financial information to the SEC on Form 6-K simultaneously with or promptly following the publication of that information in Luxembourg or any other jurisdiction in which our securities are listed, and will file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from the close of the fiscal year on December 31. These quarterly and annual reports may be reviewed at the SEC’s Public Reference Room. Reports and other information filed electronically with the SEC are also available at the SEC’s website.

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

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

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

The following tables provide a breakdown of Ternium’s debt instruments at December 31, 2006 and 2005, which included fixed and variable interest rate obligations detailed maturity date:

At December 31, 2006	Expected maturity date, as of December 31,
In thousands of U.S. Dollars	2007	2008	2009	2010	2011	Thereafter	Total
Non-current Debt
Fixed Rate	—	—	—	—	—	7,206	7,206
Floating Rate	—	290,804	120,021	94,923	1,358	34,089	541,195
Current Debt
Fixed Rate	150,918	—	—	—	—	—	150,918
Floating Rate	357,776	—	—	—	—	—	357,776

Total (1) (2)	508,694	290,804	120,021	94,923	1,358	41,295	1,057,095

At December 31, 2005	Expected maturity date, as of December 31,
In thousands of U.S. Dollars	2006	2007	2008	2009	2010	Thereafter	Total
Non-current Debt
Fixed Rate	—	3,256	—	—	—	6,752	10,008
Floating Rate	—	543,687	735,640	267,655	210,462	632,426	2,389,871
Current Debt
Fixed Rate	46,249	—	—	—	—	—	46,249
Floating Rate	470,149	—	—	—	—	—	470,149

Total (1) (2)	516,399	546,943	735,640	267,655	210,462	639,178	2,916,277

(1)	Borrowings are primarily bank borrowings with third parties. See Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities”.
(2)	As most borrowings are subject to floating rates that approximate market rates, with contractual repricing that occurs every three to six months, the fair value of each borrowing approximates its carrying amount and is not disclosed separately.

Our nominal weighted average interest rate for our debt instruments was 6.82% and 6.08% for 2006 and 2005, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2006 and 2005, respectively.

Total Debt by Currency

In thousands of U.S. Dollars	2006	2005
USD	961,150	2,809,836
MXN	—	64,822
VEB	40,100	41,161
EUR	—	404
ARS	55,845	54

Total	1,057,095	2,916,277

Interest Rate Risk

Interest rate movements create a degree of risk by affecting the amount of Ternium’s interest payments and the value of Ternium’s fixed rate debt. Most of Ternium’s long-term borrowings are at variable rates, while its debt with related parties is at fixed rates. Ternium’s total variable interest rate debt amounted to USD899.0 million (85% of total borrowings) for the year ended December 31, 2006 and USD2,860.0 million (98% of total borrowings) for the year ended December 31, 2005.

Interest Rate Swaps

Variable rate debts expose Ternium to the risk of increased interest expense in the event of increases in interest rates. From time to time, Ternium enters into interest rate swap agreements to manage its exposure to interest rate changes.

On September 1, 2005, III BVI entered into a USD250 million interest rate swap agreement with Citibank N.A., New York to manage the impact of the floating interest rate changes on the facilities entered into in connection with the Hylsamex acquisition by setting the interest rate to 4.235% per annum. This interest rate swap is due on August 22, 2010 and provides for semi-annual payments on February 22 and August 22 of each year, commencing on August 22, 2006 through and including the termination date. The notional amounts and schedule of payments provided by this agreement are as follows:

Calculation period		Notional amount (In thousands of U.S. dollars)
From and including	To but excluding
February 22, 2006	August 22, 2006	250,000
August 22, 2006	February 22, 2007	226,250
February 22, 2007	August 22, 2007	201,250
August 22, 2007	February 22, 2008	176,250
February 22, 2008	August 22, 2008	148,750
August 22, 2008	February 22, 2009	121,250
February 22, 2009	August 22, 2009	93,750
August 22, 2009	February 22, 2010	66,250
February 22, 2010	August 22, 2010	33,750

In addition, on September 1, 2005, Siderar entered into two interest rate swap agreements with JP Morgan Chase Bank N.A. and Deutsche Bank AG with a notional amount of USD100 million each to manage its exposure to changes in market rates associated with the Siderar Credit Facility by setting the interest rate to 4.18% and 4.20% per annum, respectively. These interest rate swaps are due on August 22, 2008 and provide for semi-annual payments on February 22 and August 22 of each year, commencing on August 22, 2006 through and including the termination date. The notional amount and schedule of payment provided by each of this two agreements are as follows:

Calculation period		Notional amount (In thousands of U.S. dollars)
From and including	To but excluding
February 22, 2006	August 22, 2006	100,000
August 22, 2006	February 22, 2007	80,000
February 22, 2007	August 22, 2007	60,000
August 22, 2007	February 22, 2008	40,000
February 22, 2008	August 22, 2008	20,000

In March 2003, Hylsa entered into several interest rate cap agreements to manage the impact of the floating interest rate changes on its financial debt. As of December 31, 2006, Hylsa has an agreement, with a notional amount of USD179.9 million and a fixed interest rate of 7.00% per annum; and another agreement with a notional amount of USD24.5 million and a fixed interest rate of 5.0% per annum, both with Credit Suisse. These two agreements are due on January 2, 2008 and on January 22, 2007, respectively.

As of December 31, 2006, Ternium and its subsidiaries were party to interest rate swap and cap agreements as detailed in the table below:

At December 31, 2006	Total	Fair Value
	(In thousands of U.S. Dollars)
Interest Rate Swaps
Variable to Fixed
Contract amount (USD)	386,250	6,849
Average fixed pay rate	4.22%
Floating received rate	US-LIBOR 6M

At December 31, 2006	Total	Fair Value
	(In thousands of U.S. Dollars)
Interest Rate Caps
Variable to Fixed
Contract amount (USD)	204,390	8.0
Average fixed pay rate	6.76%
Floating received rate	US-LIBOR 3M

Foreign Exchange Exposure Risk

A portion of Ternium’s business is carried out in currencies other than the U.S. dollar, Ternium’s reporting currency. As a result of this foreign currency exposure, exchange rate fluctuations impact Ternium’s results as reported in its income statement in the form of both translation risk and transaction risk. Translation risk is the risk that Ternium’s consolidated financial statements for a particular period or as of a certain date may be affected by changes in the prevailing rates of the various functional currencies of the reporting subsidiaries against the U.S. dollar. Transaction risk is the risk that the value of transactions executed in currencies other than the subsidiary’s functional currency may vary according to currency fluctuations.

Foreign Currency Derivative Contracts

Ternium aims to manage the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. However, the fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the result of these efforts as reported under IFRS.

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. Ternium’s subsidiaries may use derivative contracts in order to mitigate their exposure to exchange rate risk derived from their trade and financial operations.

As of December 31, 2006 and 2005, Ternium’s subsidiaries were party to foreign currency forward agreements as detailed in the table below:

At December 31, 2006 In thousands of U.S. Dollars	2007	Thereafter	Total	Fair Value
Non-Deliverable forwards
ARS/USD (Argentine Peso non-deliverable forward purchases)
Notional amount	ARS100,000	—	ARS100,000	USD178
Average contractual exchange rate	3.0918ARS/USD	—	3.0918ARS/USD
MXN/USD (Mexican Peso forward purchases) (1)				USD817

(1)	Hylsa has a contract for half of its electricity purchases with an affiliate of Iberdrola, S.A., a Spanish utility company, pursuant to a 25-year contact that began in April 2002. Prices in this contract are mostly denominated in U.S. dollars, while payments to its alternative provider CFE are in Mexican pesos. Under the contract, Hylsa is allowed to terminate this agreement under specified price-related circumstances. The fair value of this embedded derivative as of December 31, 2006, was USD0.8 million.

At December 31, 2005 In thousands of U.S. Dollars	2006	Thereafter	Total	Fair Value
Forwards
USD/Euro (Euro forward sales)
Notional amount	EUR1,400	—	EUR1,400	USD86
Average contractual exchange rate	1.2484 USD/EUR	—	1.2484 USD/EUR

Commodity Price Sensitivity

Ternium’s subsidiaries use certain commodities and raw materials that are subject to price volatility caused by supply and weather conditions, political situations, financial variables and other unpredictable factors. As a result, they are exposed to the volatility in the price of these commodities and raw materials. Ternium’s policy is to manage this risk by partially fixing the underlying price or limiting its volatility for defined period.

Natural Gas

As discussed in Item 4. “Information on the Company—Raw Materials and Energy”, Siderar and Sidor have entered into long term agreements contracts for the supply of natural gas. On the other hand, Hylsamex purchases all of its natural gas from Pemex, the Mexican state-owned oil and gas company that is Mexico’s sole supplier of natural gas. Natural gas is affected by commodity pricing and is, therefore, subject to price volatility caused by weather, production problems and other factors that are outside Hylsamex’s control and which are generally unpredictable. Hylsamex constantly monitors the natural gas markets to manage this exposure.

During 2005 and 2006, Hylsamex entered into several derivatives contracts with the purpose of limiting the high volatility of natural gas prices. These contracts included options and forwards structures such as swaps, swaptions, calls and puts with different counterparties such as JPMorgan, Citibank NA and Deutsche Bank.

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

As of December 31, 2006, Hylsa’s derivatives contracts to manage the impact of the fluctuation on the natural gas prices, are detailed in the table below:

At December 31, 2006 In thousands of U.S. Dollars	Average price	Notional amount in MMbtu at December 31, 2006	Fair Value
Call – Purchases	7.65/7.45	12,000	13,167
Call – Sales	9.00/10.00	18,000	(6,716)
Put – Sales	7.65@KI /7.45@KI	12,000	(12,505)
Swaps – Purchases	7.36	6,000	(9,433)

Hylsamex’s current effort to mitigate against commodity price risk is discussed further under Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Year ended December 31, 2006 compared to year ended December 31, 2005—Cost of sales” and “—Year ended December 31, 2005 compared to year ended December 31, 2004—Cost of sales”.

Other Commodities and raw materials

In the past, management has used commodity derivative instruments to cover fluctuations in the market prices of certain raw materials used in the production processes, such as zinc, aluminium and tin. While these markets are monitored periodically, during 2005 and 2006, Ternium has not hedged any commodities positions other that those of natural gas.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Securities Exchange Act of 1934) as of December 31, 2006. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

Change in Internal Control over Financial Reporting

During the period covered by this report, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

On June 6, 2007, our board of directors has determined that none independent member of the audit committee, meet the attributes defined in Item 16A of Form 20-F for “audit committee financial experts”. We do not have an audit committee financial expert because we have concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time as it deems necessary, engages persons that meet all of the attributes of an “audit committee financial expert” as consultants.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies specifically to our principal executive officers, and principal financial and accounting officer and controller, as well as persons performing similar functions. We have also adopted a code of conduct that applies to all company employees, including contractors, subcontractors and suppliers.

The text of our code of ethics for senior financial officers and code of conduct for employees is posted on our web site at: www.ternium.com/en/Investor/corporategovernance.asp.

Item 16C.	Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2006 PricewaterhouseCoopers served as the principal external auditor for the Company. Fees payable to PricewaterhouseCoopers in 2006 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2006	2005
Audit Fees	1,988	1,524
Audit-Related Fees	635	1,730
Tax Fees	81	421
All Other Fees	128	162

Total	2,832	3,837

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries.

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

Tax Fees

Tax fees were paid for tax compliance and tax advice professional services.

All Other Fees

Fees disclosed in the table above under “All Other Fees” consisted primarily of fees paid for consulting services provided in connection with processing documentation. It also included fees paid for services provided to Siderar related to fiscal information that is filed with the tax regulators.

Audit Committee’s Pre-approval Policies and Procedures

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s independent auditors. The audit committee has adopted a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors in its charter.

Under the policy, the audit committee makes its recommendations through the board of Directors to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves the related fees. Any changes to the approved fees must be reviewed and approved by the audit committee. In addition, the audit committee delegated to its Chairman the authority to consider and approve, on behalf of the Audit Committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

During 2006, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2006, to our knowledge, there were no purchases of any class of registered equity securities of the Company by the Company or any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934) during 2006, other than those described below.

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

On February 9, 2006, the Company issued 959,482,775 new shares to ISL in exchange for the contribution of all the assets and liabilities of ISL as of that date, in compliance with the obligations assumed by the Company under the Corporate Reorganization Agreement. The assets and liabilities of Inversora Siderurgica Limited that were contributed to the Company consisted of:

•	374,272,579 shares of the Company;

•	20,328,784 Class “C” shares of Amazonia, representing approximately 3.4% of the issued and outstanding share capital of Amazonia;

•	a note issued by the Company evidencing the Company’s obligation to ISL for a value equal to USD 605,924,522;

•	a note issued by the Company evidencing the Company’s obligation to ISL d for a value equal to USD 496,894,400; and

•	USD 3,084,331.23 in cash.

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

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See pages F-1 through F-51 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of March 17, 2006*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

8.1	List of subsidiaries of Ternium S.A.

4.1	Participation Agreement (“Contrato de Cuentas en Participacion”), dated June 20, 2003, between Sidor, C.A. and Ylopa Servicos de Consultadoria, Lda., as amended and supplemented as of October 15, 2003 and November 18, 2004***

4.2	Participation Agreement (“Contrato de Cuentas en Participacion”), dated June 20, 2003, between Sidor, C.A. and Corporacion Venezolana de Guayana, as amended and supplemented as of October 15, 2003 and November 18, 2004***

4.3	Form of Corporate Reorganization Agreement, between Ternium S.A. and Inversora Siderurgica Limited****

4.4	Shareholders’ Agreement, dated July 20, 2005, between I.I.I.—Industrial Investments Inc. and Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS***

4.5	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited****

4.6	Contribution and Subscription Agreement, dated as of September 15, 2005, among Usinas Siderurgicas de Minas Gerais S.A.—USIMINAS, SLP 11.785 A/S (to be renamed “Usiminas Europa A/S”) and Ternium S.A. ***

4.7	Convertible and Subordinated Loan Agreement, dated as of July 28, 2005, among I.I.I.—Industrial Investments Inc., I.I.I. Industrial Investments Inc. and Ternium S.A. (formerly “Zoompart Holding S.A.”) ***

4.8	Convertible and Subordinated Loan Agreement, dated as of July 28, 2005, among I.I.I.—Industrial Investments Inc., Tenaris S.A. and Ternium S.A. (formerly “Zoompart Holding S.A.”) ***

4.9	Second Convertible and Subordinated Loan Agreement, dated as of August 16, 2005, among I.I.I.—Industrial Investments Inc., Tenaris S.A. and Ternium S.A. (formerly “Zoompart Holding S.A.”) ***

4.10	Convertible and Subordinated Loan Agreement, dated as of August 4, 2005, among I.I.I.—Industrial Investments Inc., Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS and Ternium S.A. (formerly “Zoompart Holding S.A.”) ***

4.11	Second Convertible and Subordinated Loan Agreement, dated as of August 18, 2005, among I.I.I.—Industrial Investments Inc., Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS and Ternium S.A. (formerly “Zoompart Holding S.A.”) ***

4.12	Convertible and Subordinated Loan Agreement, dated as of August 16, 2005, among I.I.I.—Industrial Investments Inc., Techintrade Corp.and Ternium S.A. (formerly “Zoompart Holding S.A.”)** *

4.13	Second Amended and Restated Credit Agreement, dated August 16, 2005, among I.I.I.—Industrial Investments Inc., Citibank N.A., as administrative and collateral agent and the banks and financial institutions named therein, as amended as of September 21, 2005***

4.14	Ternium Accession Agreement, dated as of September 22, 2005, between I.I.I.—Industrial Investments Inc. and Ternium S.A.** *

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2006 (File No. 001-32734).

**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

***	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 11, 2006 (File No. 333-130950).

****	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

TERNIUM S.A.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2006 and 2005 and

for the years ended December 31, 2006, 2005 and 2004

TERNIUM S.A.

Index to financial statements

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ternium S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

Buenos Aires, Argentina

February 27, 2007

PRICE WATERHOUSE & CO. S.R.L.

by /s/ Marcelo D. Pfaff (Partner)
Marcelo D. Pfaff

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2006 and 2005 and

for the years ended December 31, 2006, 2005 and 2004

(All amounts in USD thousands)

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Notes	2006	2005	2004
Net sales	30	6,568,975	4,447,680	1,598,925
Cost of sales	6 & 30	(4,301,384)	(2,488,980)	(965,004)

Gross profit		2,267,591	1,958,700	633,921
Selling, general and administrative expenses	7	(623,772)	(500,590)	(116,626)
Other operating expenses, net	9	(7,250)	(65,949)	(3,124)

Operating income		1,636,569	1,392,161	514,171
Interest expense	30 & 31	(112,918)	(81,608)	(18,257)
Interest income	30	52,554	32,324	8,911
Other financial (expenses) income, net	10 & 30	(322,417)	(261,452)	211,635
Excess of fair value of net assets acquired over cost	3	—	188,356	—
Equity in earnings of associated companies	11	4,534	21,524	209,201

Income before income tax expense		1,258,322	1,291,305	925,661
Income tax expense	12	(262,356)	(218,492)	(177,486)

Net income for the year		995,966	1,072,813	748,175

Attributable to:
Equity holders of the Company	29	795,424	704,406	457,339
Minority interest		200,542	368,407	290,836

		995,966	1,072,813	748,175

Weighted average number of shares outstanding	29	1,936,833,060	1,209,476,609	1,168,943,632
Basic earnings per share for profit attributable to the equity holders of the Company, (expressed in USD per share)		0.41	0.58	0.39
Diluted earnings per share for profit attributable to the equity holders of the Company, (expressed in USD per share)		0.41	0.54	0.39

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2006 and 2005 and

for the years ended December 31, 2006, 2005 and 2004

(All amounts in USD thousands)

CONSOLIDATED BALANCE SHEETS

	Notes	December 31, 2006		December 31, 2005
ASSETS
Non-current assets
Property, plant and equipment, net	13	5,420,683		5,463,871
Intangible assets, net	14	551,587		552,882
Investments in associated companies	15	16,285		9,122
Other investments, net	16 & 30	13,387		12,607
Deferred tax assets	24	36,439		29,126
Receivables, net	17 & 30	78,903	6,117,284	48,815	6,116,423

Current assets
Receivables	18 & 30	175,818		291,302
Derivative financial instruments	26	7,852		5,402
Inventories, net	19	1,241,325		1,000,119
Trade receivables, net	20 & 30	577,866		472,760
Other investments	21 & 30	—		5,185
Cash and cash equivalents	21	643,352	2,646,213	765,630	2,540,398

Non-current assets classified as held for sale			7,042		3,160

Total assets			8,770,539		8,659,981

EQUITY
Capital and reserves attributable to the company’s equity holders			3,757,558		1,842,454
Minority interest			1,729,583		1,733,465

Total equity			5,487,141		3,575,919

LIABILITIES
Non-current liabilities
Provisions	22	60,543		54,138
Deferred income tax	24	985,155		1,048,188
Other liabilities	25	274,566		187,917
Trade payables		7,229		1,167
Borrowings	27	548,401	1,875,894	2,399,878	3,691,288

Current liabilities
Current tax liabilities		103,195		126,972
Other liabilities	25 & 30	158,374		194,073
Trade payables	30	621,754		555,330
Derivative financial instruments	26	15,487		—
Borrowings	27	508,694	1,407,504	516,399	1,392,774

Total liabilities			3,283,398		5,084,062

Total equity and liabilities			8,770,539		8,659,981

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2006 and 2005 and

for the years ended December 31, 2006, 2005 and 2004

(All amounts in USD thousands)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Revaluation and other reserves	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Minority interest	Total Equity at December 31, 2006	Total Equity at December 31, 2005	Total Equity at December 31, 2004
Balance at January 1	1,396,552	(5,456)	1,462,137	(2,298,048)	(92,691)	1,379,960	1,842,454	1,733,465	3,575,919	1,771,851	1,252,085
Currency translation adjustment					(28,917)		(28,917)	(7,990)	(36,907)	(120,246)	(77,246)
Net income for the year						795,424	795,424	200,542	995,966	1,072,813	748,175

Total recognized income for the year					(28,917)	795,424	766,507	192,552	959,059	952,567	670,929
Dividends paid in cash and other distributions									—	(238,652)	(80,887)
Dividends paid in cash and other distributions by subsidiary companies								(27,175)	(27,175)	(130,571)	(70,276)
Acquisition of business (see Note 3)			(32,429)				(32,429)	(122,261)	(154,690)	864,415
Contributions from shareholders (see Note 1)	33,801		43,100	(26,818)			50,083	(46,998)	3,085	54,758	—
Conversion of Subordinated Convertible Loans (see Note 1)	302,962		302,962				605,924		605,924	—	—
Initial Public Offering (see Note 1)	271,429	(17,839)	271,429				525,019		525,019	(5,456)	—
Other reserves (see Note 3)										307,007	—

Balance at December 31	2,004,744	(23,295)	2,047,199	(2,324,866)	(121,608)	2,175,384	3,757,558	1,729,583	5,487,141	3,575,919	1,771,851

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 28 (iv).
(2)	At December 31, 2006, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD1 each.
(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed financial statements may not be wholly distributable. See Note 28 (iv).The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2006 and 2005 and

for the years ended December 31, 2006, 2005 and 2004

(All amounts in USD thousands)

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
	Notes	2006	2005	2004
Cash flows from operating activities
Net income for the year		995,966	1,072,813	748,175
Adjustments for:
Depreciation and amortization	13&14	424,495	316,405	99,192
Income tax accruals less payments	31	(18,075)	(44,008)	120,210
Derecognition of property, plant and equipment	9 (iii)	13,323	54,348	—
Excess of fair value of net assets acquired over cost	3	—	(188,356)	—
Changes to pension plan	25	46,947	—	—
Equity in earnings of associated companies	11	(4,534)	(21,524)	(209,201)
Interest accruals less payments	31	4,197	24,523	9,083
Changes in provisions	22&23	33,802	19,046	(798)
Changes in working capital	31	(276,153)	54,420	(204,670)
Others		25,005	(25,212)	(44,426)

Net cash provided by operating activities		1,244,973	1,262,455	517,565

Cash flows from investing activities
Capital expenditures	13&14	(405,817)	(244,939)	(92,563)
Changes in trust funds		5,185	83,570	—
Acquisition of business		(210,548)	(2,196,678)	—
Investments in associated companies		(2,598)	—	—
Proceeds from the sale of property, plant and equipment		3,425	6,063	862

Net cash (used in) investing activities		(610,353)	(2,351,984)	(91,701)

Cash flows from financing activities
Dividends paid in cash and other distributions to company’s shareholders		—	(238,652)	(80,887)
Dividends paid in cash and other distributions to minority shareholders		(27,175)	(130,571)	(70,276)
Net proceeds from Initial Public Offering		525,019	—	—
Contributions from shareholders		3,085	54,758	—
Proceeds from borrowings		167,283	2,135,430	52,309
Repayments of borrowings		(1,424,495)	(657,597)	(261,033)

Net cash (used in) provided by financing activities		(756,283)	1,163,368	(359,887)

(Decrease) Increase in cash and cash equivalents		(121,663)	73,839	65,977
Movement in cash and cash equivalents
At January 1,(1)		754,980	194,875	129,020
Acquisition of business	3	—	520,753	—
Effect of exchange rate changes		(315)	(34,487)	(122)
(Decrease) Increase in cash and cash equivalents		(121,663)	73,839	65,977

Cash and cash equivalents at December 31,		633,002	754,980	194,875

Non-cash transactions
Conversion of debt instruments into shares		605,924	127,576	—

(1)	In addition, the Company has restricted cash for USD 10,350 and USD 10,650 at December 30, 2006 and December 31, 2005, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2006 and 2005 and

for the years ended December 31, 2006, 2005 and 2004

(All amounts in USD thousands)

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Business of the Company, Initial Public Offering and corporate reorganization
2	Basis of presentation
3	Acquisition of business
4	Accounting policies
5	Segment information
6	Cost of sales
7	Selling, general and administrative expenses
8	Labor costs (included in cost of sales, selling, general and administrative expenses)
9	Other operating expenses, net
10	Other financial (expenses) income, net
11	Equity in earnings of associated companies
12	Income tax expense
13	Property, plant and equipment, net
14	Intangible assets, net
15	Investments in associated companies
16	Other investments, net – non current
17	Receivables, net - non current
18	Receivables - current
19	Inventories, net
20	Trade receivables, net
21	Cash, cash equivalents and other investments
22	Provisions - non current
23	Provisions - current
24	Deferred income tax
25	Other liabilities
26	Derivative financial instruments
27	Borrowings
28	Contingencies, commitments and restrictions on the distribution of profits
29	Earnings per share
30	Related party transactions
31	Cash flow disclosures
32	Recently issued accounting pronouncements
33	Financial risk management
34	Reconciliation of net income and shareholders’ equity to US GAAP

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

1	Business of the Company, Initial Public Offering and corporate reorganization

Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.

Near the end of 2004, Ternium was acquired by its ultimate parent company San Faustín N.V. (“San Faustín”), a Netherlands Antilles company, to serve as a vehicle in the restructuring of San Faustín’s investments in the flat and long steel manufacturing and distribution business. This restructuring was carried out by means of a corporate reorganization through which Ternium was assigned the equity interests previously held by San Faustín and its subsidiaries in various flat and long steel manufacturing and distributing companies (the “Corporate Reorganization”). The Corporate Reorganization took place in fiscal year 2005. Until that date, Ternium was a dormant company.

On January 11, 2006, the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”) and announced the commencement of its offer to sell 24,844,720 American Depositary Shares (“ADS”) representing 248,447,200 shares of common stock through Citigroup Global Markets Inc., Deutsche Bank Securities Inc., JP Morgan Securities Inc., Morgan Stanley & Co. Incorporated, BNP Paribas Securities Corp., Caylon Securities (USA) Inc. and Bayerische Hypo-und Vereinsbank AG (collectively, the “Underwriters” and the offering thereunder, the “Initial Public Offering”). The Company’s Initial Public Offering was priced at USD20 per ADS. The gross proceeds from the Initial Public Offering totaled USD 496.9 million and have been used to fully repay Tranche A of the Ternium Credit Facility (see Note 3 e)), after deducting related expenses.

Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s Initial Public Offering was settled on February 6, 2006.

In addition, during 2005, the Company entered into the Subordinated Convertible Loan Agreements for a total aggregate amount of USD594 million to fund the acquisition of Hylsamex. As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium’s ADSs to the Underwriters. On February 6, 2006, the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006.

Furthermore, in November 2005, Siderúrgica del Turbio Sidetur S.A. (“Sidetur”), a subsidiary of Siderúrgica Venezolana Sivensa S.A. (“Sivensa”), exchanged with Inversora Siderúrgica Limited (“ISL”, a wholly-owned subsidiary of Ternium’s majority shareholder) its 3.42% equity interest in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”) and USD 3.1 million in cash for shares of the Company. On February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly issues shares of the Company after the settlement of the Initial Public Offering. The increase in equity resulting from this transaction is reflected under “Contributions from shareholders” line items in the Statement of changes in shareholders’ equity and amounts to USD 50,083.

Also, the Company granted the Underwriters an option, exercisable for 30 days from January 31, 2006, to purchase up to 3,726,708 additional ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS. On February 23, 2006 the Underwriters exercised partially this over-allotment option granted by the Company. In connection with this option, on March 1, 2006, the Company issued 22,981,360 new shares. The gross proceeds from this transaction totaled USD46.0 million.

After the completion of the Initial Public Offering, the conversion of the Subordinated Convertible Loans, the exercise of the option granted to the Underwriters and the consummation of the transactions contemplated in the Corporate Reorganization agreement, 2,004,743,442 shares (including shares in the form of ADSs) were outstanding.

2	Basis of presentation

These consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (February 2007). The consolidated financial statements are presented in thousands of United States dollars (“USD”).

As mentioned in Note 1, Ternium was assigned the equity interests previously held by San Faustín and its subsidiaries in various flat and long steel manufacturing and distributing companies. As these transactions were carried out among entities under common control, the assets and liabilities contributed to the Company have been accounted for at the relevant predecessor’s cost, reflecting the carrying amount of such assets and liabilities. Accordingly, the consolidated financial statements for the years ended December 31, 2005 and 2004 include the financial statements of the above-mentioned companies on a combined basis at historical book values on a carryover basis as though the contribution had taken place on January 1, 2003, and no adjustment has been made to reflect fair values at the time of the contribution.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

Detailed below are the companies whose consolidated financial statements have been included in these consolidated financial statements.

			Percentage of ownership at December 31,
Company	Country of Organization	Main activity	2006	2005
Ternium S.A.	Luxembourg	Holding of investments in flat and long steel manufacturing and distributing companies	100.00%	100.00%
Hylsamex S.A. de C.V. (1)	Mexico	Holding company	88.22%	86.68%
Siderar S.A.I.C.	Argentina	Manufacturing of flat steel products	60.93%	56.07%
Sidor C.A. (2)	Venezuela	Manufacturing and selling of steel products	56.38%	53.20%
Ternium Internacional S.A. (formerly Techintrade Uruguay S.A.)	Uruguay	Holding company and marketing of steel products	100.00%	100.00%
III Industrial Investments Inc. (B.V.I.)	British Virgin Islands	Holding company	100.00%	100.00%
Inversiones Siderúrgicas S.A.	Panama	Holding company	100.00%	100.00%
Ylopa—Servicios de Consultadoria Lda. (3)	Madeira -Free zone	Participation in the debt restructuring process of Amazonia and Sidor C.A.	95.66%	95.12%
Consorcio Siderurgia Amazonia Ltd.(4)	Cayman Islands	Holding of investments in Venezuelan steel companies	94.39%	89.07%
Fasnet International S.A.	Panama	Holding company	100.00%	100.00%
Alvory S.A.	Uruguay	Holding of investment in procurement services companies	100.00%	100.00%
Comesi San Luis S.A.I.C. (5)	Argentina	Production of cold or hot rold prepainted, formed and skelped steel sheets	61.32%	56.07%
Inversiones Basilea S.A. (6)	Chile	Purchase and sale of real estate and other	60.93%	56.07%
Prosid Investments S.C.A.(6)	Uruguay	Holding company	60.93%	56.07%
Impeco S.A. (6)	Argentina	Manufacturing of pipe products	60.93%	60.93%
Socominter de Guatemala S.A. (7)	Guatemala	Marketing of steel products	100.00%	100.00%
Ternium Internacional España S.A. (formerly Socominter de España S.A.U.) (7)	Spain	Marketing of steel products	100.00%	100.00%
Ternium Internacional Ecuador S.A. (formerly Socotrading S.A.) (7)	Ecuador	Marketing of steel products	100.00%	100.00%
Ternium International USA Corporation (formerly Techintrade Corporation) (7)	USA	Marketing of steel products	100.00%	100.00%
Ternium Internationaal B.V. (formerly Techint Engineering Company B.V.)(7)	Netherlands	Marketing of steel products	100.00%	100.00%

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

	Country of		Percentage of ownership at December 31,
Company	Organization	Main activity	2006	2005
Ternium Internacional Perú S.A.C. (formerly Techintrade del Perú S.A.C.) (7)	Peru	Marketing of steel products	100.00%	100.00%
Ternium International Inc.(7)	Panama	Marketing of steel products	100.00%	—
Hylsa S.A. de C.V. (8)	Mexico	Manufacturing and selling of steel products	88.22%	86.68%
Express Anahuac S.A. de C.V. (8)	Mexico	Freight services	88.22%	86.68%
Ferropak Comercial S.A. de C.V. (8)	Mexico	Scrap company	88.22%	86.68%
Ferropak Servicios S.A. de C.V. (8)	Mexico	Services	88.22%	86.68%
Galvacer America Inc (8)	USA	Distributing company	88.22%	86.68%
Galvamet America Corp (8)	USA	Manufacturing and selling of insulates panel products	88.22%	86.68%
Transamerica E. & I. Trading Corp (8)	USA	Scrap company	88.22%	86.68%
Galvatubing Inc. (8)	USA	Manufacturing and selling of pipe products	88.22%	86.68%
Las Encinas S.A. de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.22%	86.68%
Técnica Industrial S.A. de C.V. (8)	Mexico	Services	88.22%	86.68%
Acerex S.A. de C.V. (9)	Mexico	Tooling services	—	43.34%
Acerex Servicios S.A. de C.V. (9)	Mexico	Services	—	43.34%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (9)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.11%	43.34%
Peña Colorada Servicios S.A. de C.V. (9)	Mexico	Services	44.11%	43.34%

(1)	Indirectly through the participation of III BVI (70.00%) and Siderar S.A.I.C. (29.91%). Total voting rights held: 99.91%.
(2)	Indirectly through the participation in Amazonia (59.73%). Total voting rights held: 59.73%.
(3)	Directly (54.62%), indirectly through Inversiones Siderúrgicas S.A (34.27%) and Prosid Investments S.C.A. (11.11%). Total voting rights held: 100.00%.
(4)	Directly (60.63%) and indirectly through the participation in Prosid Investments S.C.A. (14.38%) and Inversiones Siderúrgicas S.A. (25.00%). Total voting rights held: 100.00%.
(5)	Indirectly through Siderar S.A.I.C. (99.00%) and Ternium Internacional Uruguay S.A. (1.00%). Total voting rights held: 100.00%.
(6)	Indirectly through Siderar S.A.I.C. Total voting rights held 100.00%.
(7)	Indirectly through Ternium Internacional S.A. Uruguay.
(8)	Indirectly through the participation in Hylsamex. Total voting rights held: 99.91%. See Note 3 e).
(9)	Indirectly through the participation in Hylsamex. Total voting rights held: 50.00%.

At December 31, 2006, Hylsa Latin LLC (dissolved on January 9, 2006), Ternium Internazionale Italia S.R.L., Galvacer Chile S.A. and Galvacer Costa Rica were in process of liquidation.

Eliminations of all material intercompany transactions and balances between the Company and their respective subsidiaries have been made in consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

These consolidated financial statements have been approved for issue by the board of directors on February 27, 2007.

3	Acquisition of business

(a) Impeco S.A.

On November 18, 2005, Ternium’s Argentine subsidiary, Siderar, agreed to acquire assets and facilities of Acindar Industria Argentina de Aceros S.A. related to the production of welded steel pipes in the province of Santa Fe in Argentina, as well as 100% of the issued and outstanding shares of Impeco S.A., which in turn owns a plant located in the province of San Luis in Argentina. Purchase price paid totaled USD 55.2 million, subject to subsequent adjustments. These two plants have a production capacity of 140 thousand tons per year of tubes to be used in the construction, agricultural and manufacturing industries. The acquisition has been approved by the Argentine competition authorities and was completed on January 31, 2006. This acquisition did not give rise to goodwill.

The acquired business contributed revenues of USD 73.3 million in the year ended December 31, 2006. The fair value of assets and liabilities arising from acquisition are as follows:

USD thousands
Property, plant and equipment	47,825
Inventories	8,180
Deferred tax liabilities	(875)
Others assets and liabilities, net	53

Net	55,183

(b) Acerex S.A. de C.V.

In April 2006, the Company acquired a 50% equity interest in Acerex S.A. de C.V. (“Acerex”) through its subsidiary Hylsa S.A. de C.V. for a total purchase price of USD 44.6 million. Upon completion of this transaction Hylsa S.A. de C.V. owns 100% of Acerex. Acerex is a service center dedicated to processing steel to produce short-length and steel sheets in various widths. Acerex operates as a cutting and processing plant for Ternium’s Mexican operations and as an independent processor for other steel companies. On August 31, 2006 Acerex S.A. de C.V. was merged into Hylsa S.A. de C.V.

As permitted by IFRS 3 “Business Combinations” (“IFRS 3”), the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation (amounting to USD 24.3 million) being recorded directly in equity.

(c) Additional shares of Hylsamex bought by Siderar

On June 19, 2006, Siderar completed the acquisition of 940,745 additional shares of Hylsamex, representing 0.2% of that company’s issued and outstanding common stock, for a total consideration of USD 3.3 million. This acquisition was effected through a trust fund established by Siderar in 2005 in connection with the initial acquisition of Hylsamex (see note 3(e)). Goodwill resulting from this acquisition totaled USD 0.7 million.

(d) Additional shares of Siderar bought by Ternium S.A.

On December 28, 2006, Ternium S.A. acquired from CVRD International S.A. 16,860,000 shares of Siderar S.A.I.C, representing 4.85% of that company, for an aggregate purchase price of USD 107.5 million. After this acquisition Ternium has increased its ownership in Siderar to 60.93%.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

3	Acquisition of business (continued)

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation (amounting to USD 8.1 million) being recorded directly in equity.

(e) Hylsamex

On May 18, 2005, III BVI, Hylsamex S.A. de C.V. and Alfa entered into the Hylsamex Acquisition Agreement. Pursuant to the terms of the Hylsamex Acquisition Agreement, on July 26, 2005, III BVI launched a cash tender offer in Mexico for the acquisition of all the outstanding shares of Hylsamex. On August 22, 2005, the acquisition by III BVI of a controlling interest in Hylsamex and of Alfa’s minority interests in Amazonia, Ylopa and Hylsa Latin was consummated. The Company acquired an indirect controlling interest in Hylsamex and its subsidiaries, and the indirect equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, in Amazonia and Ylopa. III BVI and Siderar acquired 70.0% and 29.3% of the shares of Hylsamex, respectively by a total amount of USD 2,095 million. III BVI also acquired an additional 10.5% direct and indirect interest in Amazonia and an additional 11.1% interest in Ylopa by USD 91.9 million. Subsequently, Siderar purchased additional shares of Hylsamex in the open market for a total amount of USD 9.7 million, thus reaching a 29.9% equity interest in that company.

Hylsamex’s main business is the production of flat and long steel products, with manufacturing plants located in the cities of Monterrey and Puebla, Mexico, and is a leader in the production of coated steel.

The acquired business contributed revenues of USD 723.8 million and net income of USD 25.4 million to the Company in the year ended December 31, 2005. The book value of net assets acquired totals USD 1,492 million. The fair value of assets and liabilities arising from acquisition are as follows:

USD thousands
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

•

Tranche A with a maturity of three years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 75 to 400 basis points. This tranche has been fully repaid in February 2006.

•

Tranche B with a maturity of five years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 137.5 to 300 basis points. The outstanding debt amount is USD 233 million as of December 31, 2006.

ii)	an amended and restated credit agreement, dated as of August 16, 2005, for an aggregate principal amount of USD380 million among Siderar, as borrower, and the lenders (the “Siderar Credit Facility”). The Siderar Credit Facility is payable in five equal and consecutive semi-annual installments with a grace period of 12 months and bears interest at LIBOR plus 200 basis points; and

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

3	Acquisition of business (continued)

iii)	several convertible and subordinated loan agreements, dated as of various dates, for an aggregate principal amount of USD594 million, each among the Company, I.I.I. BVI, as borrowers, and Usiminas, Tenaris, or other Techint Group companies (collectively, the “Subordinated Lenders”, the agreements, the “Subordinated Convertible Loan Agreements” and the loans thereunder, the “Subordinated Convertible Loans”). Pursuant to the terms of the Subordinated Convertible Loan Agreements, on February 6, 2006, the Subordinated Convertible Loans have been converted into shares of the Company at a price per share equal to the price per share paid by the investors in the offering.

Under the credit agreements mentioned in i) and ii) above, the Company and its affiliates are subject to certain covenants that limit their ability to, among other thing, pay dividends to their shareholders in excess of certain amounts or make other restricted payments, make capital expenditures in excess of certain amounts, grant certain liens, borrow additional money or prepay principal or interest on subordinated debt over certain limits, change their business or amend certain significant agreements, effect a change of control, merge, acquire or consolidate with another company, make additional investments or dispose of their assets.

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

(f) Amazonia

On February 3, 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. On February 15, 2005, new shares of Amazonia were issued in exchange for the convertible instrument. As a result, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%, thereby increasing its indirect participation in Sidor from 18.53% to 31.94%. This acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, assets acquired and liabilities assumed have been valued at fair value. Total purchase consideration, representing the carrying amount of the convertible debt instrument at the date of conversion, accounted for USD127.6 million, of which USD82.0 million correspond to the majority shareholders. The excess of Ternium’s interest in the net fair value of Amazonia’s identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD 188.4 million) has been recognized in income for the year. The main factor that contributed to a purchase price significantly below the fair value of net assets acquired is the downturn experienced by steel prices until 2003. Thus, the convertible debt instrument was issued at a time when Amazonia was undergoing a severe crisis affecting its business and financial condition, this situation being opposite to the current business condition on the date the conversion feature was exercised and the business combination was effected. In addition, as also required by IFRS 3, the Company recorded in equity the excess of the fair value of its pre-acquisition interest in Amazonia’s net assets over their corresponding carrying amounts.

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

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

(a)	Group accounting

(1) Subsidiary companies

Subsidiary companies are those entities in which the Company has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operating decisions. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the acquisition cost over the Company’s share of the fair value of net assets acquired is recorded as goodwill. Acquisition of minority interests in subsidiaries is accounted for following the economic entity model and, accordingly, assets acquired and liabilities assumed are valued at book value and the difference arising on purchase price allocation is recorded in equity under “Revaluation and other reserves” line item. Material intercompany transactions, balances and unrealized gains on transactions among the Company and its subsidiaries are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Financial (expenses) income, net.

(2) Associated companies

Associated companies are entities in which Ternium generally has between 20% and 50% of the voting rights, or over which Ternium has significant influence, but which it does not control. Investments in associated companies are accounted for using the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Company and its associated companies are eliminated to the extent of the Company’s interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in an associated company equals or exceeds its interest in such associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.

(3) First-time application of IFRS

The Company’s transition date is January 1, 2003. Ternium prepared its opening IFRS balance sheet at that date.

In preparing its financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS, as detailed below:

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

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting Policies (continued)

(a)	Group accounting (continued)

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

(d) Assets held for sale and discontinued operations exception

Ternium did not have assets that met the held-for-sale criteria (as defined by IFRS 5) at the transition date (January 1, 2003).

(b)	Foreign currency translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

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

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(c)	Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). Nevertheless, as mentioned in Note 4(a), property, plant and equipment have been valued at its deemed cost at the transition date to IFRS.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

In accordance with IAS 23, borrowing costs that are attributable to the acquisition or construction of certain capital assets could be capitalized as part of the cost of the assets. Capital assets for which borrowing costs may be capitalized are those that require a substantial period of time to prepare for their intended use. At December 31, 2006, no borrowing costs recorded have been capitalized.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

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

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (e) “Impairment”).

(d)	Intangible assets

(1) Information systems projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining concessions and exploration costs

Mining license was recognized as a separate intangible asset upon the acquisition of Hylsamex and comprises the right to exploit or explore the mines and is recognized at its fair value less accumulated amortization. Amortization charge is calculated according to the mineral extracted in each period and is included in cost of sales.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(d)	Intangible assets (continued)

Exploration costs are classified as intangible assets until the production begins. Exploration costs are tested for impairment annually.

(3)	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium’s participation in acquired companies’ net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

(4)	Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2006, 2005 and 2004 totaled USD 1.8 million, USD 2.1 million and USD 0.3 million, respectively.

(e)	Impairment

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

At December 31, 2006 and 2005, no impairment provisions were recorded. The impairment provision recorded in previous years on the investment in Amazonia was reversed in 2004 and included in equity in earnings of associated companies, as explained in Note 11.

(f)	Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds less than 20% of the outstanding equity and does not exert significant influence.

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

All purchases and sales of investments are recognized on the trade date, which is not significantly different from the settlement date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments is recognized in Financial (expenses) income, net in the income statement. Interest receivable on investments in debt securities is calculated using the effective rate. Dividends from investments in equity instruments are recognized in the income statement when the Company’s right to receive payments is established.

(g)	Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out “FIFO” method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods acquired in transit at year end are valued at supplier’s invoice cost.

For purposes of determining net realizable value, the Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The provision for slow-moving inventory is recognized for finished goods and goods in process based on management’s analysis of their aging.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(g)	Inventories (continued)

In connection with supplies and spare parts the calculation is based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological change.

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

In the consolidated balance sheet, bank overdrafts are included in borrowings within current liabilities.

(j)	Non current assets (disposal group) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.

The carrying value of non-current assets classified as held for sale at December 31, 2006, totals USD 7.0 million and includes principally land and other real estate items. Sale is expected to be completed within a one-year period.

(k)	Shareholders’ equity

The consolidated statement of changes in shareholders’ equity for the years 2006, 2005 and 2004 was prepared based on the following criteria:

•	Currency translation differences arising from the translation of financial statements expressed in currencies other than the U.S. dollar are shown in a separate line.

•

Expenses incurred in connection with the Initial Public Offering at December 31, 2006 and 2005 totaled USD 17.8 million and USD 5.5 million, respectively, and have been deducted from equity, since they directly relate to a transaction which itself is to be recorded in equity.

•

For purposes of preparing the combined statement of changes in shareholders’ equity shown as comparative information, dividends include the dividends paid by III (BVI) to San Faustín, and dividends paid by Ylopa to Tenaris, as if they had been paid by Ternium to San Faustín or Tenaris. Other distributions comprise loans granted by Ylopa and Amazonia to its shareholders that are in substance capital nature transactions. These loans are non-interest bearing facilities granted by Ylopa to its shareholders based on their respective stockholdings. These loans mature in one year, although debtors are allowed to make partial or full prepayments at any time. However Ylopa’s intention is to offset the outstanding balance of such facilities against future dividend distributions. Accordingly, these credits have been shown as a reduction to equity.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(l)	Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

Capitalized borrowing costs are amortized over the life of their respective debt.

(m)	Income taxes – current and deferred

Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The Company is subject to subscription tax of 0.2%. The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxemburg starting January 1, 2006.

On December 29, 2006, the Grand-Duchy of Luxembourg announced the decision to terminate its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies (including Ternium S.A.) will be entitled to continue benefiting from their current tax regime until December 31, 2010.

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium’s subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets, originated in different valuation and useful lives considered by accounting standards and tax regulations, tax loss carry-forwards, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at the balance sheet date. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

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

Under Mexican law, Ternium’s subsidiaries are required to pay their employees an annual benefit calculated on a basis similar to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in current other liabilities and non current other liabilities on the balance sheet. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, the Company accounts for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax.

(n)	Employee liabilities

(1)	Pension obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(n)	Employee liabilities (continued)

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

Sidor

In compliance with the requirements established by the share purchase agreement subscribed in connection with the acquisition of Sidor, and as provided by the agreement entered into with the union representing Sidor’s employees, on July 6, 1998, Sidor has established a defined contribution plan providing for certain pension and other post-retirement benefits for qualifying employees. This plan is financed through contributions made by that company and active employees. Although the plan does not provide for the amounts to be paid to employees upon retirement, for purposes of International Accounting Standard No. 19 “Employee Benefits”, Sidor’s obligations have been calculated based on actuarial calculations prepared assuming this plan qualifies as a defined benefit plan.

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

Siderar

Siderar implemented an unfunded defined benefit employee retirement plan for certain officers on August 1, 1995. The plan is designed to provide retirement, termination and other benefits to those officers.

For its main plan, Siderar is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Siderar’s other assets, and therefore this plan is classified as “unfunded” under IFRS definitions. Benefits provided by the plan are denominated in U.S. Dollars and are calculated based on a seven-year salary average.

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

(3)	Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(n)	Employee liabilities (continued)

(4)	Social security contributions

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

(o)	Provisions and other liabilities

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

(p)	Revenue recognition

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

Income from participation account is recognized when earned according to its contractual terms (see Note 10).

(q)	Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

(r)	Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 29).

(s)	Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 33 “Financial risk management”.

(t)	Segment information

Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.

The flat steel products segment comprises the manufacturing and marketing of flat steel products. Flat steel products include hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electrogalvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.

The long steel products segment comprises the manufacturing and marketing of long steel products. Long steel products include billets (steel in its basic, semifinished state), wire rod and bars.

The other products segment includes the products other than flat and long steel, mainly pig iron and pellets.

The secondary reporting format is based on a geographical location. Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and Other. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.

Allocation of net sales is based on the customers’ location. Allocation of assets, liabilities and capital expenditures is based on their corresponding location.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5	Segment information

Primary reporting format – business segments

	Flat steel products	Long steel products	Other	Unallocated	Total
Year ended December 31, 2006
Net sales	5,047,527	1,262,603	258,845	—	6,568,975
Cost of sales	(3,285,569)	(857,753)	(158,062)	—	(4,301,384)

Gross profit	1,761,958	404,850	100,783	—	2,267,591
Selling, general and administrative expenses	(477,216)	(118,367)	(28,189)	—	(623,772)
Other operating (expenses) income, net	(9,837)	803	1,784	—	(7,250)

Operating income	1,274,905	287,286	74,378	—	1,636,569

Capital expenditures—PP&E	358,541	17,730	7,401	—	383,672
Depreciation—PP&E	356,518	46,426	1,240	—	404,184
Segment assets
Inventories	1,078,954	109,143	53,228	—	1,241,325
Trade receivables	407,684	141,228	28,954	—	577,866
PP&E	4,632,273	732,131	56,279	—	5,420,683
Other assets	—	—	—	1,530,665	1,530,665
Segment liabilities	592,734	109,870	24,820	2,555,974	3,283,398

	Flat steel products	Long Steel products	Other	Unallocated	Total
Year ended December 31, 2005
Net sales	3,660,427	625,368	161,885	—	4,447,680
Cost of sales	(2,002,299)	(386,757)	(99,924)	—	(2,488,980)

Gross profit	1,658,128	238,611	61,961	—	1,958,700
Selling, general and administrative expenses	(403,815)	(80,444)	(16,331)	—	(500,590)
Other operating (expenses), net	(56,281)	(2,163)	(7,505)	—	(65,949)

Operating income	1,198,032	156,004	38,125	—	1,392,161

Capital expenditures—PP&E	208,772	14,587	—	—	223,359
Depreciation—PP&E	267,975	32,604	1,387	—	301,966
Segment assets
Inventories	859,270	126,536	14,313	—	1,000,119
Trade receivables	363,573	74,925	34,262	—	472,760
PP&E	4,653,192	749,305	61,374	—	5,463,871
Other assets	—	—	—	1,723,231	1,723,231
Segment liabilities	717,855	193,247	31,117	4,141,843	5,084,062

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5	Segment information (continued)

	Flat steel products	Trading	Other	Unallocated	Total
Year ended December 31, 2004
Net sales	1,266,197	325,227	7,501	—	1,598,925
Cost of sales	(647,815)	(312,447)	(4,742)	—	(965,004)

Gross profit	618,382	12,780	2,759	—	633,921
Selling, general and administrative expenses	(110,232)	(5,070)	(1,324)	—	(116,626)
Other operating (expenses), net	(2,953)	(136)	(35)	—	(3,124)

Operating income	505,197	7,574	1,400	—	514,171

Capital expenditures – PP&E	83,763		—	—	83,763
Depreciation—PP&E	92,596	86	—	—	92,682
Segment assets
Inventories, net	233,624	20,100	562	—	254,286
Trade receivables	111,945	58,877	783	—	171,605
PP&E	1,244,294	397	—	—	1,244,691
Investment in Amazonia	309,195	—	—	—	309,195
Other assets	468,673	95,047	—	103,133	666,853
Segment liabilities	635,461	143,629	—	95,689	874,779

Secondary reporting format—geographical segments

	South and Central America	North America	Europe and other	Total
Year ended December 31, 2006
Net sales	3,704,294	2,768,755	95,926	6,568,975
Segment assets
Trade receivables	202,784	355,631	19,451	577,866
Property, plant and equipment	3,450,176	1,970,420	87	5,420,683
Depreciation—PP&E	270,453	133,688	43	404,184
Capital expenditures – PP&E	286,008	97,662	2	383,672
Year ended December 31, 2005
Net sales	2,805,214	1,290,353	352,113	4,447,680
Segment assets
Trade receivables	64,837	335,795	72,128	472,760
Property, plant and equipment	3,409,045	2,054,687	139	5,463,871
Depreciation—PP&E	249,808	52,132	26	301,966
Capital expenditures – PP&E	180,867	42,473	19	223,359

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5	Segment information (continued)

	South and Central America	North America	Europe and other	Total
Year ended December 31, 2004
Net sales	1,123,692	230,829	244,404	1,598,925
Segment assets
Trade receivables	50,956	42,563	78,086	171,605
Property, plant and equipment	1,244,428	93	170	1,244,691
Depreciation—PP&E	92,626	25	31	92,682
Capital expenditures – PP&E	83,763	—	—	83,763

6	Cost of sales

	Year ended December 31,
	2006	2005	2004
Inventories at the beginning of the year	1,000,119	254,286	144,307
Acquisition of business	8,180	629,729	—
Plus: Charges for the year
Raw materials and consumables used and other movements	3,019,408	1,642,793	781,337
Services and fees	152,978	119,155	42,277
Labor cost	520,717	306,215	89,362
Depreciation of property, plant and equipment	377,808	279,480	89,836
Amortization of intangible assets	14,470	10,488	5,400
Maintenance expenses	350,903	207,490	62,488
Office expenses	8,135	8,020	1,145
Freight and transportation	25,451	22,746	18,746
Insurance	10,041	4,749	815
Provision for obsolescence	30,320	7,927	—
Recovery from sales of scrap and by-products	(48,488)	(35,266)	(23,315)
Others	72,667	31,287	6,892
Less: Inventories at the end of the year	(1,241,325)	(1,000,119)	(254,286)

Cost of Sales	4,301,384	2,488,980	965,004

7	Selling, general and administrative expenses

	Year ended December 31,
	2006	2005	2004
Services and fees	52,169	48,668	15,728
Labor cost	157,155	119,960	24,249
Depreciation of property plant and equipment	26,376	22,486	2,846
Amortization of intangible assets	5,841	3,951	1,110
Maintenance and expenses	17,397	7,316	2,162
Taxes	44,781	45,108	21,911
Office expenses	29,722	24,529	1,540
Freight and transportation	271,286	217,368	42,354
Insurance	1,234	475	529
Recovery of provision for impairment of trade receivables	(5,207)	(2,467)	(2,326)
Others	23,018	13,196	6,523

Selling, general and administrative expenses	623,772	500,590	116,626

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

8	Labor costs (included in cost of sales, selling, general and administrative expenses)

	Year ended December 31,
	2006	2005	2004
Wages, salaries and social security costs	558,800	361,250	104,268
Termination benefits	18,176	40,364	7,969
Pension benefits – defined benefit plan (Note 25 (i))	100,896	24,561	1,374

	677,872	426,175	113,611

9	Other operating expenses, net

		Year ended December 31,
		2006	2005	2004
(i)	Other operating income	16,716	6,543	502

(ii)	Other operating expenses
	Provision for legal claims and other matters	(8,645)	(13,586)	(2,714)
	Others	(1,998)	(4,558)	(912)

	Total other operating expenses	(10,643)	(18,144)	(3,626)

(iii)	Derecognition of property, plant and equipment	(13,323)	(54,348)	—

	Total other operating expenses, net	(7,250)	(65,949)	(3,124)

10	Other financial (expenses) income, net

	Year ended December 31
	2006	2005	2004
Debt issue costs	(13,686)	(3,171)	—
Net foreign exchange transaction gains and change in fair value of derivative instruments	(16,541)	(28,828)	9,845
Income from Participation Account (i)	—	44,050	203,429
Loss from Participation Account (i)	(270,161)	(265,207)	—
Others	(22,029)	(8,296)	(1,639)

Other financial (expenses) income, net	(322,417)	(261,452)	211,635

(i)	As a result of the debt restructuring process carried out by Sidor in 2003, Ylopa became Sidor’s creditors in a Participation Account Agreement. This agreement provides for a compensation in the form of cash payments to be paid on a quarterly basis and has a term of 14 years, or until the fiscal year prior to the date of the settlement in full of certain bank borrowings (BANDES) due by Sidor.

Until February 15, 2005, the Company accounted for its investment in Amazonia under the equity method of accounting. Thus, income arising from the Participation Account Agreement described in above has been recorded under Income from Participation Account within Financial income, net. Upon conversion of the Amazonia Convertible Debt Instrument on February 15, 2005, the Company acquired control over Amazonia and began accounting for such investment on a consolidated basis. Accordingly, income resulting from Ternium’s share of the Participation Account has been offset against Amazonia’s loss for the same concept and shown net under Loss from Participation Account line item.

11	Equity in earnings of associated companies

	Year ended December 31,
	2006	2005	2004
Equity in earnings of associated companies (Note 15)	4,534	21,524	60,908
Impairments (i)	—	—	148,293

Equity in earnings of associated companies	4,534	21,524	209,201

(i)	The accumulated impairment loss over the Company’s investment in Amazonia at December 31, 2003 (totaling USD 148,293) was fully reversed in fiscal year 2004.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

12	Income tax expense

Income tax

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2006	2005	2004
Current tax	(387,741)	(246,024)	(209,147)
Deferred tax (Note 24)	111,418	24,990	31,661
Utilization of previously unrecognized tax losses (see Note 24)	13,967	2,542	—

	(262,356)	(218,492)	(177,486)

Income tax expense for the years ended December 31, 2006, 2005 and 2004 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2006	2005	2004
Income before income tax	1,258,322	1,291,305	925,661
Income tax expense at statutory tax rate	(383,498)	(271,953)	(179,827)
Non taxable income / (losses)	156,008	70,115	2,341
Non deductible expenses	(36,050)	(19,196)	—
Utilization of previously unrecognized tax losses	13,967	2,542	—
Provisions for tax loss carry-forwards	(12,783)	—	—

Income tax expense	(262,356)	(218,492)	(177,486)

13	Property, plant and equipment, net

Year ended December 31, 2006	Land	Building and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare Parts	Total
Cost
Values at the beginning of the year	314,467	1,441,769	5,257,096	187,207	190,356	18,619	7,409,514
Translation differences	(3,807)	(11,287)	(43,129)	(1,644)	(770)	(155)	(60,792)
Acquisition of business	2,624	42,603	2,598	—	—	—	47,825
Additions	—	—	21,275	3,424	351,744	7,229	383,672
Disposals / Consumptions	(19)	(40)	(1,374)	(2,500)	—	(106)	(4,039)
Derecognition	—	—	(38,950)	(17)	(192)	—	(39,159)
Transfers	(1,749)	83,648	87,448	5,588	(189,855)	—	(14,920)

Values at the end of the year	311,516	1,556,693	5,284,964	192,058	351,283	25,587	7,722,101

Depreciation
Accumulated at the beginning of the year	—	(386,021)	(1,442,682)	(116,019)	—	(921)	(1,945,643)
Translation differences	—	3,706	13,403	1,097	—	12	18,218
Depreciation charge	—	(83,357)	(305,320)	(15,397)	—	(110)	(404,184)
Disposals / Consumptions	—	20	388	1,582	—	85	2,075
Derecognition	—	—	25,836	—	—	—	25,836
Transfers	—	2,280	—	—			2,280

Accumulated at the end of the year	—	(463,372)	(1,708,375)	(128,737)	—	(934)	(2,301,418)

At December 31, 2006	311,516	1,093,321	3,576,589	63,321	351,283	24,653	5,420,683

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

13	Property, plant and equipment, net (continued)

Year ended December 31, 2005	Land	Building and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	23,427	682,576	2,217,688	141,212	36,865	16,331	3,118,099
Translation differences	(6,243)	(98,975)	(266,065)	(6,484)	(10,094)	(382)	(388,243)
Acquisition of business	290,765	819,850	3,230,621	47,863	184,515	—	4,573,614
Additions	266	7,539	42,747	2,633	165,966	4,208	223,359
Disposals / Consumptions	—	(52)	(8,021)	(1,331)	—	(1,538)	(10,942)
Derecognition	—	(28,977)	(75,331)	(2,065)	—	—	(106,373)
Transfers	6,252	59,808	115,457	5,379	(186,896)	—	—

Values at the end of the year	314,467	1,441,769	5,257,096	187,207	190,356	18,619	7,409,514

Depreciation
Accumulated at the beginning of the year	—	(392,996)	(1,368,813)	(109,797)	—	(1,802)	(1,873,408)
Translation differences	—	61,210	107,768	3,773	—	(2)	172,749
Depreciation charge	—	(68,442)	(221,566)	(11,801)	—	(157)	(301,966)
Disposals / Consumptions	—	35	3,086	796	—	1,040	4,957
Derecognition	—	14,172	36,843	1,010	—	—	52,025

Accumulated at the end of the year	—	(386,021)	(1,442,682)	(116,019)	—	(921)	(1,945,643)

At December 31, 2005	314,467	1,055,748	3,814,414	71,188	190,356	17,698	5,463,871

14	Intangible assets, net

Year ended December 31, 2006	Information System Projects	Mining Concessions and Exploration Costs	Goodwill	Total
Cost
Values at the beginning of the year	50,385	126,934	399,694	577,013
Translation differences	(409)	(1,159)	(2,426)	(3,994)
Additions	18,350	3,795	675	22,820

Values at the end of the year	68,326	129,570	397,943	595,839

Amortization
Accumulated at the beginning of the year	(19,807)	(4,324)	—	(24,131)
Translation differences	147	43	—	190
Amortization charge	(11,216)	(9,095)	—	(20,311)

Accumulated at the end of the year	(30,876)	(13,376)	—	(44,252)

At December 31, 2006	37,450	116,194	397,943	551,587

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

14	Intangible assets, net (continued)

Year ended December 31, 2005	Information System Projects	Mining Concessions and Exploration Costs	Goodwill	Total
Cost
Values at the beginning of the year	20,547	—	—	20,547
Translation differences	(1,767)	(603)	(5,694)	(8,064)
Acquisition of business	10,538	127,101	—	137,639
Additions	21,144	436	405,388	426,968
Disposals	(77)	—	—	(77)

Values at the end of the year	50,385	126,934	399,694	577,013

Amortization
Accumulated at the beginning of the year	(10,498)	—	—	(10,498)
Translation differences	806	—	—	806
Amortization charge	(10,115)	(4,324)	—	(14,439)

Accumulated at the end of the year	(19,807)	(4,324)	—	(24,131)

At December 31, 2005	30,578	122,610	399,694	552,882

15	Investments in associated companies

	Year ended December 31,
	2006	2005
At the beginning of the year	9,122	309,318
Translation adjustment	31	(3,554)
Acquisition of associated companies	2,598	—
Equity in earnings of associated companies	4,534	21,524
Consolidation of Amazonia (see Note 3)	—	(318,166)

At the end of the year	16,285	9,122

The principal associated companies, all of which are unlisted, are:

Company	Country of incorporation	Voting rights at December 31,		Value at December 31,
		2006	2005	2006	2005
Lomond Holdings BV. (1)	Holanda	50.00%	—	2,747	—
Matesi Materiales Siderúrgicos S.A. (2)	Venezuela	49.80%	49.80%	12,866	9,002
Compañía Afianzadora de Empresas Siderúrgicas S.G.R. (3)	Argentina	38.89%	38.89%	120	120
Finma S.A.I.F. (4)	Argentina	33.33%	—	552	—

				16,285	9,122

(1)	Holding Company. Indirectly through the participation in Alvory.
(2)	Manufacturing and marketing of briquettes. Indirectly through the participation in Sidor.
(3)	Granting of guarantees to participating partners to facilitate or permit access to credits for purchase of national raw material. Indirectly through the participation in Siderar.
(4)	Consulting and financial services. Indirectly through the participation in Siderar.

16	Other investments, net – non-current

	As of December 31,
	2006	2005
Investments in companies under cost method	243	243
Time deposits with related parties (i)	11,249	10,450
Guarantee fund Compañía Afianzadora de Empresas Siderúgicas S.G.R. (ii)	2,978	3,402
Provision for impairment of other investments (Note 22 )	(1,083)	(1,488)

Total	13,387	12,607

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

16	Other investments, net – non-current (continued)

(i) Time deposits with related parties

The Company holds a savings fund denominated in U.S. dollars. Withdrawal of investments before certain dates is subject to penalties on amounts invested.

(ii) Guarantee fund Compañía Afianzadora de Empresas Siderúrgicas S.G.R.

Corresponds to the Company’s portion of the risk funds sponsored by Compañía Afianzadora de Empresas Siderúrgicas S.G.R., which acts as guarantor of third parties’ debts.

17	Receivables, net – non-current

	As of December 31,
	2006	2005
Receivables with related parties (Note 30)	63,323	39,285
Employee advances and loans	12,616	6,323
Trade receivables	1,373	3,474
Receivables from sale of fixed assets	1,542	1,729
Others	1,422	1,028
Provision for impairment – receivables (Note 22 )	(1,373)	(3,024)

	78,903	48,815

18	Receivables – current

	As of December 31,
	2006	2005
Value added tax	8,513	55,326
Asset tax	15,892	60,312
Prepaid taxes	3,550	2,894
Employee advances and loans	6,222	5,943
Advances to suppliers	27,583	58,839
Expenses paid in advance	12,175	15,172
Government tax refunds on exports	43,531	36,425
Receivables with related parties (Note 30)	42,619	35,548
Others, net	15,733	20,843

	175,818	291,302

19	Inventories, net

	As of December 31,
	2006	2005
Raw materials, materials and spare parts	519,530	509,266
Goods in process	458,839	298,847
Finished goods	262,873	201,085
Goods in transit	78,862	43,740
Provision for obsolescence (Note 23)	(78,779)	(52,819)

	1,241,325	1,000,119

20	Trade receivables, net

	As of December 31,
	2006	2005
Current accounts	592,800	487,952
Trade receivables with related parties (Note 30)	10,149	14,659
Provision for impairment – trade receivables (Note 23 )	(25,083)	(29,851)

	577,866	472,760

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

21	Cash, cash equivalents and other investments

	As of December 31,
	2006	2005
(i) Other investments
Trust funds with specific objective (Note 30)	—	5,185

	—	5,185

(ii) Cash and cash equivalents
Cash at banks and in hand	65,035	117,737
Deposits and foreign private sector bonds	567,967	637,243
Restricted cash	10,350	10,650

	643,352	765,630

22	Provisions – non current

	Deducted from assets		Liabilities
	Provision for Impairment		Legal claims and other matters
	Receivables	Other investments
Year ended December 31, 2006
Values at the beginning of the year	3,024	1,488	54,138
Translation differences	(27)	(17)	(137)
Additional provisions	—	—	9,966
Reversals	(1,624)	(388)	(1,321)
Used	—	—	(2,103)

At December 31, 2006	1,373	1,083	60,543

Year ended December 31, 2005
Values at the beginning of the year	3,404	2,001	12,885
Translation differences	(47)	(17)	(4,355)
Acquisition of business	—	—	37,163
Additional provisions	—	—	13,586
Reversals	(333)	—	—
Used	—	(496)	(5,141)

At December 31, 2005	3,024	1,488	54,138

23	Provisions – current

	Deducted from assets
	Provision for impairment – trade receivables	Provision for obsolescence
Year ended December 31, 2006
Values at the beginning of the year	29,851	52,819
Translation differences	(420)	(513)
Reversals	(3,937)	(19,300)
Additional provisions	354	49,620
Used	(765)	(3,847)

At December 31, 2006	25,083	78,779

Year ended December 31, 2005
Values at the beginning of the year	10,754	12,524
Translation differences	(418)	(1,802)
Reversals	(3,987)	—
Acquisition of business	30,617	37,897
Additional provisions	1,853	7,927
Used	(8,968)	(3,727)

At December 31, 2005	29,851	52,819

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

24	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	Year ended December 31,
	2006	2005
At beginning of the year	(1,019,062)	(337,473)
Acquisition of business	(1,067)	(711,028)
Translation differences	9,705	4,449
Uses of tax loss carry-forwards	(63,677)	—
Income statement credit	125,385	24,990

At end of the year	(948,716)	(1,019,062)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follow:

Deferred tax liabilities	Fixed assets	Inventories	Intangible assets	Other	Total at December 31, 2006
At beginning of year	(1,054,020)	(107,175)	(45,849)	(43,476)	(1,250,520)
Acquisition of business	(1,140)	3	—	—	(1,137)
Translation differences	9,876	1,816	684	(48)	12,328
Income statement credit (charge)	78,056	20,908	3,902	(27,468)	75,398

At end of year	(967,228)	(84,448)	(41,263)	(70,992)	(1,163,931)

Deferred tax assets	Provisions	Trade Receivables	Tax loss carry- forwards	Other	Total at December 31, 2006
At beginning of year	36,312	20,322	98,213	76,611	231,458
Acquisition of business	39	—	—	31	70
Translation differences	(385)	(133)	(1,486)	(620)	(2,624)
Uses of tax loss carry-forwards	—	—	(63,677)	—	(63,677)
Income statement credit	1,533	3,394	13,967	31,094	49,988

At end of year	37,499	23,583	47,017	107,116	215,215

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

As December 31, 2006 and 2005, USD 36,439 and USD 29,126, respectively, have been classified as non-current assets and USD 985,155 and USD 1,048,188, respectively, have been classified as non-current liabilities.

The amounts shown in the balance sheet include the following:

As of December 31, 2006
Deferred tax assets to be recovered after more than 12 months	158,205
Deferred tax liabilities to be settled after more than 12 months	(1,078,181)

(919,976)

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

25	Other liabilities

	As of December 31,
	2006	2005
(i) Other liabilities – non-current

Termination benefits	3,716	3,118
Pension benefits	263,454	177,899
Related Parties (Note 30)	1,149	—
Other	6,247	6,900

	274,566	187,917

Pension benefits

The amounts recognized in the consolidated balance sheet are determined as follows:

	Year ended December 31,
	2006	2005
Present value of unfunded obligations	304,922	172,394
Unrecognized actuarial (losses) gains	(16,282)	8,594
Unrecognized prior service costs	(25,186)	(3,089)

Liability in the balance sheet	263,454	177,899

The amounts recognized in the consolidated income statement are as follows:

	Year ended December 31,
	2006	2005
Current service cost	8,079	7,227
Interest cost	36,549	17,785
Changes to pension plan (1)	46,947	—
Amortization of prior service costs	593	443
Net actuarial losses (gains) recognized in the year	8,728	(894)

Total included in labor costs	100,896	24,561

(1)	In December 2006, Sidor decided a change in the benefits associated to the pension plan which became effective on January 1, 2007. This change consists mainly of an increase of the minimum pension benefit to be provided to retired employees. Consequently, the pension plan actuarial liability was accordingly adjusted.

Changes in the liability recognized in the consolidated balance sheet are as follows:

	Year ended December 31,
	2006	2005
At the beginning of the year	177,899	6,117
Acquisition of business	—	195,285
Transfers and new participants of the plan	(130)	(25,153)
Total expense	100,896	24,561
Translation differences	(1,355)	(9,550)
Contributions paid	(13,856)	(13,361)

At the end of year	263,454	177,899

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

25	Other liabilities (continued)

The principal actuarial assumptions used were as follows:

Venezuela
	Year ended December 31,
	2006	2005
Discount rate	26.81%	23.32%
Rate of compensation increase	16.34%	16.34%

Mexico
	Year ended December 31,
	2006	2005
Discount rate	9.50%	8.67%
Rate of compensation increase	4.00%	4.54%

Argentina
	Year ended December 31,
	2006	2005
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

	As of December 31,
	2006	2005
(ii) Other liabilities – current
Payroll and social security payable	81,841	67,639
Termination benefits	2,885	18,966
Participation account	54,454	90,186
Related Parties (Note 30)	15,090	17
Others	4,104	17,265

	158,374	194,073

26	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2006 and 2005 were as follows:

	Year ended December 31,
	2006	2005
Contracts with positive fair values:

Interest rate swap contracts	6,857	5,316
Foreign exchange contracts	995	86

	7,852	5,402

Contracts with negative fair values:

Commodities contracts	(15,487)	—

	(15,487)	—

Derivative financial instruments breakdown is as follows:

a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its fixed rate debt. As of December 31, 2006, most of the Company’s long-term borrowings were at variable rates.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

26	Derivative Financial Instruments (continued)

On September 1, 2005, III BVI entered into a USD 250 million interest rate swap agreement with Citibank N.A., New York to manage the impact of the floating interest rate changes on the Ternium Credit Facility by setting the interest rate to 4.235% per annum. This interest rate swap is due on August 22, 2010 and provides for semi-annual payments on February 22 and August 22 of each year, commencing on August 22, 2006 through and including the termination date. At December 31, 2006 the notional amount totaled USD 226.2 million.

On September 1, 2005, Siderar entered into two interest rate swap agreements with JP Morgan Chase Bank N.A. and Deutsche Bank AG with a notional amount of USD 100 million each to manage its exposure to changes in market rates associated with the Siderar Credit Facility by setting the interest rate to 4.18% and 4.20% per annum, respectively. These interest rate swaps are due on August 22, 2008 and provide for semi-annual payments on February 22 and August 22 of each year, commencing on August 22, 2006 through and including the termination date. At December 31, 2006 the notional amount totaled USD 160 million.

In March 2003, Hylsa entered into several interest rate cap agreements to manage the impact of the floating interest rate changes on its financial debt. As of December 31, 2006, Hylsa has an agreement, with a notional amount of USD 179.9 million and a fixed interest rate of 7.00% per annum; and another agreement with a notional amount of USD 24.5 million and a fixed interest rate of 5.0% per annum, both with Credit Suisse. These two agreements are due on January 2, 2008 and on January 22, 2007, respectively.

		Notional amount at December 31, 2006	Fair value at December 31,
Contract	Average rate		2006	2005
Interest rate contracts	5.10%	590,640	6,857	5,316

b) Foreign exchange contracts

During 2006, Siderar entered into several exchange rate derivative contracts to manage its exposure to changes in the Argentine Peso against the US Dollar. As of December 31, 2006, Siderar had 10 non-deliverable forward agreements with JP Morgan Chase Bank N.A. with a notional amount of ARS 10 million each at an average exchange rate of 3.0918 Argentine Pesos per US Dollar. These forwards are due between January and March, 2007.

Currencies	Contract	Notional amount at December 31, 2006	Fair value at December 31,
			2006	2005
USD/EUR	Euro forward sales	—	—	86
MXN/USD	Mexican peso forward purchases (1)	—	817	—
ARS/USD	Argentine peso forward purchases	ARS 100,000	178	—

		ARS 100,000	995	86

(1)	Hylsa has a contract for half of its electricity purchases with an affiliate of Iberdrola, S.A., a Spanish utility company, up to the year 2027. Prices in this contract are mostly denominated in U.S. dollars, while payments to its alternative provider CFE are in Mexican pesos. Under the contract, Hylsa is allowed to terminate this agreement under specified price-related circumstances. The fair value of this embedded derivative as of December 31, 2006, was USD 0.8 million.

c) Commodities contracts

Hylsa entered into several derivative contracts with JP Morgan Chase Bank N.A., Citibank N.A. and Deutsche Bank AG to manage the impact of the fluctuation on the natural gas price. The contracts outstanding at December 31, 2006, are due between January 2007 and March 2008.

	Average price	Notional amount in MMbtu at December 31, 2006	Fair value at December 31,
Contract			2006	2005
Call – Purchases	7.65/7.45	12,000	13,167	—
Call – Sales	9.00/10.00	18,000	(6,716)	—
Put – Sales	7.65@KI /7.45@KI	12,000	(12,505)	—
Swaps – Purchases	7.36	6,000	(9,433)	—

			(15,487)	—

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

27	Borrowings

	Year ended December 31,
	2006	2005
(i) Non-current
Bank borrowings	551,990	1,810,910
Borrowings with related parties (Note 30)	—	603,683

	551,990	2,414,593
Less: debt issue costs	(3,589)	(14,715)

	548,401	2,399,878

(ii) Current
Bank borrowings	509,201	518,629
Borrowings with related parties (Note 30)	2,161	3,789

	511,362	522,418
Less: debt issue costs	(2,668)	(6,019)

	508,694	516,399

Total Borrowings	1,057,095	2,916,277

The maturity of borrowings is as follows:

	Expected Maturity Date
	2007	2008	2009	2010	2011	Thereafter	At December 31, (1)
							2006	2005
Fixed Rate	150,918	—	—	—	—	7,206	158,124	56,257
Floating Rate	357,776	290,804	120,021	94,923	1,358	34,089	898,971	2,860,020

Total	508,694	290,804	120,021	94,923	1,358	41,295	1,057,095	2,916,277

(1)	As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The weighted average interest rates - which incorporate instruments denominated in various currencies - at the balance sheet date were as follows:

	December 31,
	2006	2005
Bank borrowings	6.82%	6.08%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2006 and 2005, respectively.

Breakdown of long-term borrowings by currency is as follows:

Currency	Interest rates	December 31,
		2006	2005
USD	Floating	898,971	2,795,144
USD	Fixed	62,179	14,692
EUR	Fixed	—	404
ARS	Floating	—	54
ARS	Fixed	55,845	—
MXN	Floating	—	64,822
VEB	Fixed	40,100	41,161

Total bank borrowings		1,057,095	2,916,277

EUR: Euro; ARS: Argentine pesos; MXN: Mexican pesos; VEB: Venezuelan Bolivar

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

28	Contingencies, commitments and restrictions on the distribution of profits

Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium’s consolidated financial position or results of operations.

(i) Consorcio Siderurgia Amazonia Ltd.- PDVSA-Gas C.A. claim

In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas against the application of the most favored client clause) were resolved in Sidor’s favor. Accordingly, in its financial statements at December 31, 2004, Sidor reversed the USD41.4 million provision it had recorded at December 31, 2003. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void the arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void an arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At December 31, 2006, Sidor’s potential exposure under this litigation amounted to USD125.7 million.

(ii) Tax claims

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

On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 by 13.9 million and instructing the recalculation of taxes in accordance with this ruling. The Company questioned the recalculation conducted by the AFIP, generating an incident that had favorable resolution to the criteria exposed by the Company. Consequently, in December, 2006 there was a payment of USD 0.1 million according to the Company´s filing and the Fiscal Court´s approval, which was then appealed by the AFIP.

Based on the above, the Company recognized a provision amounting to USD 4.6 million as of December 31, 2006 as management considers there is a probable cash outflow.

(b) Sidor

The Company recorded a provision for a total amount of USD26.3 million in connection with tax matters arising from compensations of tax credits made by the Company since the implementation of the V.A.T. law in June, 1999. The SENIAT, the Venezuelan tax and customs authority, is claiming the interest accrued on the application of those tax credits as payment on account of tax obligations.

(iii) Commitments

The following are the Company’s main off-balance sheet commitments:

(a) In March 2003, Siderar entered into an agreement with Tecpetrol, a related company of Ternium, under which Siderar paid USD17.3 million for the advance purchase of a total of 725 million cubic meters (up to 400 thousand daily cubic meters) of natural gas to be delivered over a maximum period of 5 years on pricing terms that will enable it to share through discounts the impact of any increase in natural gas prices over that period with Tecpetrol. Under the terms of the agreement, Siderar will have a minimum guaranteed return on this advance payment equal to LIBOR plus 3.5%. At December 31, 2006 there is no residual advanced payment.

(b) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. Tenaris detected technical problems at this facility that impeded the delivery of certain steam volume, between October 2004 and September 2005. This outsourcing contract is due to terminate in 2018.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

28	Contingencies, commitments and restrictions on the distribution of profits (continued)

(c) On August 20, 2004, Sidor entered into a contract with its associated company Matesi Materiales Siderúrgicos S.A., for the supply of hot briquetted iron (HBI). Sidor commits to purchase 29.9% of Matesi’s HBI production volume for the term of ten years. In addition, Sidor has the right to increase its proportion on Matesi’s production by an extra 19.9 % until reaching a 49.8% of Matesi’s HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Sidor or Matesi object to its renewal more than one year prior to its termination.

(d) Siderar entered into a contract with Transportadora de Gas del Norte (TGN) for gas transportation service. TGN charges Siderar a price that is equivalent on a comparable basis to prices paid by other industrial users, and the Argentine government regulates the general framework under which TGN operates. Siderar pays a monthly fee for reserved cubic meter (1,070 thousand m3/day), whether it uses it or not.

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

(g) In 1998, Sidor signed a contract with Ternium´s related company TAVSA Tubos de Acero de Venezuela S.A. (a Venezuelan seamless steel pipe producer controlled by Tenaris), under which it committed to sell up to 90,000 tons of blooms or 130,000 tons of liquid steel per year, until 2013. Purchase price varies in relation to changes in the costs of production.

(h) In 1997 Sidor entered into a twenty-year contract with Ferrominera del Orinoco (“FMO”) for the supply of iron ore. Pursuant to this contract, FMO will supply Sidor up to a maximum annual volume of iron ore needed to produce 6.6 million tons of pellets until 2017. Sidor and FMO entered into an amendment to the 1997 contract on November 11, 2005. The revised contract sets the iron ore price at the lower of the price charged by FMO to its customers (other than certain newly-created state-owned steel producers) in the Venezuelan domestic market, and 80% of a market reference price (that percentage may drop to 70%).

In connection with the iron ore contract, in 1997 Sidor and FMO entered into another agreement under which Sidor committed to sell, upon the request of FMO, up to 2 million tons per year of pellets to FMO, at a price based on the sale price at which FMO sells iron ore to Sidor plus an applicable margin paid to Sidor for the production of pellets, which is determined using market references.

(i) Hylsa’s production process requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply of a contracted electrical demand of 143.2 MW. This contract currently supplies approximately 42% of Hylsa’s electricity needs with the remainder supplied by CFE, the Mexican state-owned utility. The contract with Iberdrola will terminate in 2027.

(j) Hylsamex S.A. de C.V. and subsidiaries entered into 21 long-term operating lease agreements for the rental of machinery, materials handling equipment, earth moving equipment, computers and assorted vehicles. Total amounts due, from 2007 to 2010, include USD24.9 million in lease payments. Total loss for lease payments recorded in the year ended December 31, 2006 accounts for USD 16.6 million.

Future minimum lease payments under non-cancellable operating leases are as follows:

Year	USD Thousands
2007	12,394
2008-2010	12,477

Total	24,871

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

28	Contingencies, commitments and restrictions on the distribution of profits (continued)

(k) On October 24, 2003, Siderar entered into a joint gas purchase agreement with Repsol-YPF. Under the agreement, which includes certain take-or-pay clauses, Siderar committed to purchase up to 400 million cubic meters of gas during the life of the four year contract, expiring at the end of 2006 at a price to be negotiated by the parties on an annual basis. At December 31, 2004, the parties to the joint agreement fulfilled the purchase commitments originated therein, as a result of which all outstanding obligations resulting from the take-or-pay provisions have ceased to exist. There is an agreement with Repsol-YPF to continue with the supply of natural gas up to February 28, 2007 under the same contractual conditions.

(l) On April 6, 2006, Sidor entered into a slag removal and raw material handling services contract with Sidernet de Venezuela C.A., for a total estimate amount of USD 155.9 million. The agreement is due to terminate in June 2016.

(iv) Restrictions on the distribution of profits

Under the credit agreements that financed the acquisition of Hylsamex, the Company and its affiliates have some restrictions to the payment of dividends in excess of certain amounts, among other limitations (see Note 3e)).

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital.

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.

Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At December 31, 2006
Share capital	2,004,744
Legal reserve	200,474
Distributable reserves	402,149
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2006	107,612
Profit for the year	392,230

Total shareholders equity under Luxembourg GAAP	4,521,331

29	Earnings per share

On December 30, 2004, the Company converted the currency in which its share capital is expressed from EUR to USD. The share capital of EUR 31,000, represented by 31 shares of EUR 1,000 nominal value each, was converted into USD 41,471.80, represented by 31 shares with no nominal value. On June 17, 2005, the share capital of the Company was restructured by setting the nominal value per share at USD 1 and dividing the 31 issued shares into 41,471 shares of USD 1 nominal value each, and further transferring USD 0.80 to the share premium account of the Company.

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

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

29	Earnings per share (continued)

In October 2005, Usiminas exchanged its 5.32% equity interest in Siderar, its 16.58% equity interest in Amazonia and its 19.11% equity interest in Ylopa and other items for 227,608,254 new shares of the Company.

Upon the consummation of this exchange, as of December 31, 2005 the capital was increased to USD 1,396,551,887 represented by 1,396,551,887 shares of 1 USD nominal value each.

Furthermore, in November 2005, Sidetur, a subsidiary of Sivensa, exchanged with ISL its 3.42% equity interest in Amazonia and USD 3.1 million in cash for shares of the Company.

As mentioned in Note 1, on January 11, 2006, the Company launched an Initial Public Offering of 24,844,720 ADSs (each representing 10 shares of the Company) in the United States. The Company´s Initial Public Offering was settled on February 6, 2006.

As per the provisions contained in the Subordinated Convertible Loan Agreement, on February 6, 2006 the Company exchanged the Subordinated Convertible Loans (including interest accrued through January 31, 2006) held by ISL and converted them into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006.

As provided in the Corporate Reorganization Agreement, on February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly-issued shares of the Company after the settlement of the Initial Public Offering.

In connection with the over-allotment described in Note 1, on March 1, 2006, the Company issued 22,981,360 new shares.

Upon consummation of the transactions mentioned, as of December 31, 2006, the capital was increased to USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.

The Company’s combined earnings per share for the year ended December 31, 2004 have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in that period. For fiscal years 2006 and 2005, the weighted average of shares outstanding totaled 1,936,833,060 and 1,209,476,609 shares, respectively.

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

	2006	2005	2004
Profit attributable to equity holders of the Company	795,424	704,406	457,339
Weighted average number of ordinary shares in issue	1,936,833,060	1,209,476,609	1,168,943,632
Basic earnings per share (USD per share)	0.41	0.58	0.39
Diluted earnings per share (USD per share)	0.41	0.54	0.39

30	Related party transactions

The Company is controlled by San Faustín, which at December 31, 2006 indirectly owned 70.52% of Ternium’s shares and voting rights. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Island Corporation. For commitments with Related Parties see Note 28.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

30	Related party transactions (continued)

The following transactions were carried out with related parties:

	Year ended December 31,
	2006	2005
(i) Transactions

(a) Sales of goods and services
Sales of goods to associated parties	1,650	—
Sales of goods to other related parties	90,665	36,978
Sales of services to associated parties	2,938	2,905
Sales of services to other related parties	1,608	5,636

	96,861	45,519

(b) Purchases of goods and services

Purchases of goods from associated parties	75,751	85,636
Purchases of goods from other related parties	62,023	71,205
Purchases of services from associated parties	3,999	—
Purchases of services from other related parties	156,716	21,792

	298,489	178,633

(c) Financial results
Income with associated parties	3,820	44,697
Income with other related parties	38	89
Expenses with other related parties	(1,815)	(10,043)

	2,043	34,743

	At December 31,
	2006	2005
(ii) Year-end balances

(a) Arising from sales/purchases of goods/services
Receivables from associated parties	67,558	71,317
Receivables from other related parties	48,533	18,175
Payables to associated parties	(5,588)	(13,644)
Payables to other related parties	(48,032)	(17,914)

	62,471	57,934

(b) Other investments

Time deposit	11,249	10,450

(c) Other balances
Trust fund with other related parties (Note 21)	—	5,185

	—	5,185

(d) Financial debt
Borrowings with other related parties (Note 27)	(2,161)	(607,472)

(iii) Officers and Directors’ compensation

The aggregate compensation of Officers and Directors earned during the years ended December 31, 2006, 2005 and 2004 amounts to USD 10,276 thousand, USD 4,485 thousand and USD 3,050 thousand, respectively.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

31	Cash flow disclosures

		At December 31,
		2006	2005	2004
(i)	Changes in working capital (i)
	Inventories	(271,480)	(133,995)	(114,686)
	Receivables and prepayments	122,917	3,103	(138,248)
	Trade receivables	(96,122)	97,814	(55,273)
	Other liabilities	(93,472)	46,117	10,233
	Trade payables	62,004	41,381	93,304

		(276,153)	54,420	(204,670)

(ii)	Income tax accruals less payments
	Tax accrued	262,356	218,492	177,486
	Taxes paid	(280,431)	(262,500)	(57,276)

		(18,075)	(44,008)	120,210

(iii)	Interest accruals less payments
	Interest accrued	112,918	81,608	18,257
	Debt issue costs	13,686	3,171	—
	Interest paid	(122,407)	(60,256)	(9,174)

		4,197	24,523	9,083

(i)	Changes in working capital are shown net of the effect of exchange rate changes.

32	Recently issued accounting pronouncements

1. International Financial Reporting Standard 8, Operating Segments

In November 2006, the International Accounting Standards Board issued International Financial Reporting Standard 8, “Operating Segments” (“IFRS”). IFRS 8 sets out requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers.

An entity shall apply IFRS 8 in its annual financial statements for periods beginning on or after January 1, 2009. Earlier application is permitted. If an entity applies IFRS 8 in its financial statements for a period before January 1, 2009, it shall disclose that fact.

The Company’s management has not assessed the potential impact that the application of IFRS 8 may have on the Company’s financial condition or results of operations.

2. IFRIC Interpretation 11, Group and Treasury Share Transactions

In November 2006, IFRIC issued IFRIC Interpretation 11 “Group and Treasury Share Transactions” (“IFRIC 11”). IFRIC 11 gives guidance on how to account for certain transactions involving share-based payment arrangements and is effective for annual periods beginning on or after March 1, 2007, although earlier application is permitted. If an entity applies the Interpretation for an annual period beginning before March 1, 2007, it shall disclose that fact.

The Company’s management estimates that the application of this Interpretation will not have a material effect on the Company’s financial condition or results of operations.

3. IFRIC Interpretation 12, Service Concession Arrangements

In November 2006, IFRIC issued IFRIC Interpretation 12 “Service Concession Arrangements” (“IFRIC 12”). IFRIC 12 gives guidance on the accounting by operators for public-to-private service concession arrangements. This Interpretation sets out general principles on recognizing and measuring the obligations and related rights in service concession arrangements.

This Interpretation applies to public-to-private service concession arrangements if:

(a)	the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

(b)	the grantor controls—through ownership, beneficial entitlement or otherwise—any significant residual interest in the infrastructure at the end of the term of the arrangement.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

32	Recently issued accounting pronouncements (continued)

3. IFRIC Interpretation 12, Service Concession Arrangements (continued)

This Interpretation applies to both:

(a)	infrastructure that the operator constructs or acquires from a third party for the purpose of the service arrangement; and

(b)	existing infrastructure to which the grantor gives the operator access for the purpose of the service arrangement.

An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2008. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 January 2008, it shall disclose that fact.

The Company’s management estimates that the application of this Interpretation will not have a material effect on the Company’s financial condition or results of operations.

33	Financial risk management

(1) Financial risk factors

Ternium’s activities expose the Company to a variety of risks, including the effects of changes in foreign currency exchange rates, interest rates and commodities prices. Ternium’s subsidiaries may use derivative transactions to manage potential adverse effects of certain risk exposures on Ternium’s financial performance.

(i) Foreign exchange rate risk

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium aims to neutralize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. However, the fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the result of these efforts as reported under IFRS.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Group to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Group to a variation in its fair value. The Group’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and caps.

(iii) Commodity price risk

Ternium uses certain commodities and raw materials that are subject to price volatility caused by supply and weather conditions, political situations, financial variables and other unpredictable factors. As a result, the Company is exposed to the volatility in the prices of these commodities and raw materials. Ternium’s policy is to manage this risk by partially fixing the underlying price or limiting its volatility for defined period.

(iv) Concentration of credit risk

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales.

Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. These subsidiaries maintain allowances for potential credit losses.

Ternium’s subsidiaries also have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

33	Financial risk management (continued)

(1) Financial risk factors (continued)

(v) Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. The company also has committed credit facilities to support its ability to close out market positions if needed.

(2) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in fair value are disclosed under Financial income, net line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. The fair value of derivative instruments is disclosed in Note 26.

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

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34	Reconciliation of net income and shareholders’ equity to US GAAP

I. Differences in measurement methods

The principal differences between IFRS and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	For the year ended December 31,
	2006	2005	2004
Net income attributable to equity holders of the Company in accordance with IFRS	795,424	704,406	457,339
US GAAP adjustments – income (expense)
Valuation of fixed assets- PP&E (Note 34.a)	100,975	123,824	79,493
Troubled debt restructuring (Note 34.b)	8,923	14,820	—
Accounting for pension plans (Note 34.c)	(191)	(991)	(164)
Inventory valuation (Note 34.d)	741	(5,882)	(1,628)
Capitalization of interest cost- PP&E (Note 34.e)	587	(910)	152
Capitalization of interest cost- Intangible assets (Note 34.e)	(185)	(302)	313
Changes in fair value of financial assets through profit and loss (Note 34.f)	—	50,819	(1,361)
Equity in investments in associated companies- Amazonia (Note 34.g)	—	—	(76,926)
Excess of fair value of assets acquired over cost (Note 34.h)	20,395	(170,510)	—
Revaluation reserve over pre-acquisition interest in Amazonia (Note 34.i)	6,553	5,734	—
Acquisition of minority interest in controlled subsidiaries (Note 34.j)	(24,172)	(4,101)	—
Valuation of intangible assets and other assets (Note 34.l)	(361)	(674)	—
Deferred income tax (Note 34.m)	(39,004)	(51,315)	(27,101)
Minority interest (Note 34.n)	(28,667)	(105,613)	(5,462)

Net income in accordance with US GAAP	841,018	559,305	424,655

Weighted average number of shares outstanding (thousands)	1,936,833	1,209,477	1,168,944
Consolidated basic earnings per share in accordance with U.S. GAAP	0.43	0.46	0.36
Consolidated diluted earnings per share in accordance with U.S. GAAP	0.43	0.43	0.36

		As of December 31,
		2006	2005
Shareholders’ equity in accordance with IFRS		3,757,558	1,842,454
Valuation of fixed assets- PP&E (Note 34.a)		(1,300,420)	(1,410,264)
Troubled debt restructuring (Note 34.b)		(3,128)	(12,051)
Accounting for pension plans (Note 34.c)		(44,642)	5,227
Inventory valuation (Note 34.d)		(14,596)	(14,854)
Capitalization of interest cost- PP&E (Note 34.e)		8,411	7,083
Capitalization of interest cost- Intangible assets (Note 34.e)		155	344
Excess of fair value of assets acquired over cost (Note 34.h)		(247,147)	(267,542)
Revaluation reserve over pre-acquisition interest in Amazonia (Note 34.i)		(79,409)	(85,962)
Acquisition of minority interest in controlled subsidiaries (Note 34.j)		583,291	470,850
Equity securities issuance cost (Note 34.k)		—	5,456
Valuation of intangible assets and other assets (Note 34.l)		(1,871)	(1,300)
Deferred income tax (Note 34.m)		448,134	507,253
Minority interest (Note 34.n)		329,180	389,944

Shareholders’ equity in accordance with US GAAP		3,435,516	1,436,638

Changes in shareholders’ equity under U.S. GAAP are as follows:

		Year ended December 31,
		2006	2005
Shareholders’ equity at the beginning of the year in accordance with US GAAP		1,436,638	954,255
Net income for the year in accordance with US GAAP		841,018	559,305
Other comprehensive (loss) income		(25,385)	(424,116)
Capital increase		81,853	54,758
Conversion of Subordinated Convertible Loans		605,924	—
Initial public offering, net of offering costs of USD23,295		519,563	—
Cumulative effect adjustment due to the adoption of SFAS 158, net of tax and minority interests		(24,095)	—
Usiminas exchange		—	531,088
Dividends paid in cash and other distributions		—	(238,652)

Shareholders’ equity at the end of the year in accordance with US GAAP		3,435,516	1,436,638

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34	Reconciliation of net income and shareholders’ equity to US GAAP (continued)

(a) Valuation of fixed assets—Property, plant and equipment

Under IFRS, the Company applied the provisions of IFRS 1 for the revaluation of property, plant and equipment. Accordingly, the Company elected to use a technical revaluation as the deemed cost for its property, plant and equipment. This technical revaluation is not permitted under US GAAP and remains a difference between IFRS and US GAAP. Thus, no revaluations have been made for US GAAP purposes and historical cost has been used as the basis of accounting for these assets. The adjustment to net income represents the difference in depreciation expense under IFRS and U.S. GAAP.

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

Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”) effective December 31, 2006. SFAS 158 requires an employer to recognize the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its consolidated balance sheet and to recognize as a component of accumulated other comprehensive (loss) income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. Following the adoption of SFAS 158, additional minimum pension liabilities and related intangible assets are no longer recognized. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented are not restated. The adoption of SFAS 158 resulted in the following impacts: the recognition of USD 46,243 in accrued pension liabilities, and a net charge of USD 24,095 (USD 51,279, net of income taxes of USD 17,801 and minority interest of USD 9,383) to accumulated other comprehensive (loss) income. Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end balance sheet. This provision becomes effective for Ternium for its December 31, 2008 year-end. The funded status of Ternium’s pension plans are currently measured as of December 31.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34	Reconciliation of net income and shareholders’ equity to US GAAP (continued)

Before the adoption of SFAS 158, as discussed above, the Company followed the guidance set forth by Statement of Financial Accounting Standard No. 87 “Employers’ Accounting for Pensions” (“SFAS No. 87”), which contains provisions substantially consistent with those provided by IAS No. 19. Nevertheless, differences arose as a consequence of the following:

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

As mentioned in Note 34.a above, under IFRS the value of property, plant and equipment has been determined based on a technical revaluation, while under US GAAP these assets have been stated at historical cost. Accordingly, the year-end balances and the annual depreciation charge under IFRS are higher than those determined under US GAAP. This US GAAP adjustment reflects the reversal of the difference between the amount of depreciation of property, plant and equipment allocated to inventories under IFRS and US GAAP.

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

Under US GAAP, the Company applies the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (“SFAS No. 34”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. In accordance with these requirements, interest was capitalized during the years ended December 31, 2006, 2005 and 2004. The net US GAAP adjustment also includes amortization of the interest cost capitalized.

(f) Changes in fair value of financial assets through profit and loss

The Company had certain investments in trust funds. Under IFRS, the Company carried these investments at fair value through profit or loss with unrealized gains and losses, if any, included in the statement of income.

Under US GAAP, the Company carried these investments at market value with material unrealized gains and losses, if any, included in Other comprehensive income in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). At December 31, 2005, the Company settled its available-for-sale investments and the unrealized gains recorded within other comprehensive (loss) income were reclassified into the statement of income.

(g) Equity in investments in associated companies

Under both IFRS and US GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for by the equity method. For purposes of the US GAAP reconciliation of net income and shareholders’ equity for the year ended December 31, 2004, the Company included under this line item the effect of the differences mentioned in items a. to e. above related to its investment in Amazonia and Sidor, as well as the following:

•

Ternium recorded an impairment provision on its investment in Amazonia in previous years. In 2004, and due to better conditions in the economic environment market of Sidor and based on projections of future cash flows estimated by the Company’s management, the impairment provision was reversed under IFRS. No impairment provision has been recorded under US GAAP.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34	Reconciliation of net income and shareholders’ equity to US GAAP (continued)

(h) Excess of fair value of net assets acquired over cost

As mentioned in Note 3(f), on February 3, 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. As a result, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 “Business Combinations” (“IFRS 3”) and, accordingly, assets acquired and liabilities assumed have been valued at fair value. The excess of Ternium’s interest in the net fair value of Amazonia’s identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD 188.4 million) has been recognized in income for the year.

Under US GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standard No. 141 “Business Combinations” (“SFAS No. 141”), which states that the excess of fair value of acquired net assets over cost shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets. Accordingly, under US GAAP, the Company reversed the gain recognized for IFRS purposes. This adjustment also reflects the effect of the above-mentioned difference on the depreciation of fixed assets, totaling USD 20.4 million and USD 17.8 million, in 2006 and 2005, respectively.

(i) Revaluation reserve over pre-acquisition interest in Amazonia

As mentioned in Note 3(f), on February 3, 2005, the Company increased its equity interest in Amazonia from 31.03% to 53.47%.Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, the Company recorded in equity (under “Revaluation and other reserves” line item) the excess of the fair value of its pre-acquisition interest in Amazonia’s net assets over their corresponding carrying amounts.

For US GAAP purposes, the Company applied the provisions contained in SFAS No. 141. Under SFAS No. 141, when a company increases its shareholding interest in an equity investee, no fair value revaluation shall be made on the pre-acquisition equity interest held. This adjustment also reflects the effect of the above-mentioned difference on the depreciation of fixed assets.

(j) Acquisition of minority interest in controlled subsidiaries

As discussed in notes 1, 2 and 3 to the financial statements (i) in August 2005, the Company acquired an additional equity interest in Amazonia through the acquisition of Hylsamex; (ii) in October 2005, the Company acquired an additional equity interest in Ylopa, Amazonia and Siderar through the exchange transaction entered into with Usiminas; (iii) in February 2006, the Company acquired an additional equity interest in Amazonia through the issuance of shares to ISL, (iv) in April 2006, the Company acquired a 50% interest in Acerex S.A. de C.V. through its subsidiary Hylsa S.A. de C.V., and (v) in December 2006, the Company acquired an additional 4.85% equity interest in Siderar. Under IFRS, these acquisitions have been accounted for following the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount at the acquisition date, with the difference resulting from the purchase price allocation being deducted from equity.

Under US GAAP, the acquisition of noncontrolling equity interests of a subsidiary should be accounted for using the purchase method, which requires the acquiring entity to allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Accordingly, under US GAAP, the Company (i) reversed the amounts charged to equity under IFRS in connection with the acquisition of additional equity interests in Amazonia, Ylopa, Siderar, and Acerex, and (ii) allocated the difference between fair value and carrying amount arising from the above mentioned acquisitions to net tangible and identifiable intangible assets and goodwill.

As discussed in Note 3(f), on February 3, 2005, the Company increased its equity interest in Amazonia from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, the Company recorded the interest attributable to minority equity holders of Amazonia at fair value. Under IFRS, the remaining minority interest in Amazonia (representing 5.6% and 10.9% of this company’s share capital as of December 31, 2006 and 2005, respectively) has been valued at fair value. Under US GAAP, the interest of minority equity holders of Amazonia has been valued at pre-acquisition carrying amount of net assets. No reconciling item has been shown as the difference does not affect shareholders’ equity or net income under US GAAP.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34	Reconciliation of net income and shareholders’ equity to US GAAP (continued)

The chart below shows the net carrying amount of Property, plant and equipment and goodwill under IFRS and US GAAP after the application of all the above mentioned adjustments:

	Net carrying amount at December 31,
	2006		2005
	IFRS	US GAAP	IFRS	US GAAP
Property, plant and equipment	5,420,683	4,122,749	5,463,871	3,967,401
Goodwill	397,943	659,818	399,694	610,330

(k) Equity securities issuance cost

Under IFRS, expenses incurred at December 31, 2005 in connection with the issuance of equity securities effected in 2006 (totaling USD 5.5 million) were deducted from shareholders’ equity at that date.

Under U.S. GAAP, specific incremental costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering. Accordingly, under US GAAP, this amount was deferred in 2005, and charged against the gross proceeds of the offering in 2006, together with additional costs of USD 17.8 million incurred in 2006, totaling USD 23.3 million.

(l) Valuation of intangible assets and other assets

Under both IFRS and US GAAP, the Company values intangible assets and other assets at historical cost. Nevertheless, as mentioned in Note 34.c above, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002 while, under US GAAP, Venezuela ceased to be considered a hyperinflationary country as from January 1, 2002. Accordingly, for IFRS purposes, the historical cost of intangible assets and other assets has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under US GAAP, no inflation adjustment has been recorded.

(m) Deferred income tax

Under US GAAP the Company calculated the effect of all of the above mentioned adjustments on deferred income taxes.

(n) Minority Interest

This adjustment represents the effect on minority interest of all the foregoing differences between IFRS and US GAAP.

(o) Net income

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

(p) Cumulative translation differences exemption

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

II. Other significant US GAAP disclosure requirements

The following is a summary of additional financial statement disclosures required under US GAAP:

(a) Statement of consolidated comprehensive income under US GAAP

Ternium applies the provisions contained in SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise (i) classify items of other comprehensive (loss) income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive (loss) income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34	Reconciliation of net income and shareholders’ equity to US GAAP (continued)

	As of December 31,
	2006	2005
Net income for the year	841,018	559,305
Foreign currency translation adjustment	(25,385)	(39,247)
Change in fair value of available for sale securities	—	(384,869)

Total other comprehensive loss	(25,385)	(424,116)

Comprehensive income	815,633	135,189

The accumulated balances related to each component of other comprehensive (loss) income were as follows:

	Foreign currency translation adjustment for the year ended December 31,
	2006	2005
Balance at beginning of the year	(183,834)	(144,587)
Decrease for the year	(25,385)	(39,247)

Balance at end of the year	(209,219)	(183,834)

	Changes in funded status of defined benefit plans for the year ended December 31,
	2006	2005
Balance at beginning of the year	—	—
Cumulative effect adjustment due to the adoption of SFAS 158, net of tax and minority interests	(24,095)	—

Balance at end of the year	(24,095)	—

	Change in fair value of financial assets for the year ended December 31,
	2006	2005
Balance at beginning of the year	—	384,869
Decrease for the year	—	(384,869)

Balance at end of the year	—	—

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34	Reconciliation of net income and shareholders’ equity to US GAAP (continued)

(b) Supplemental cash flow information

Details of acquisition of subsidiary companies and additional equity interests in controlled subsidiary companies:

	For the year ended December 31, 2006
	Impeco	Acerex	Hylsamex	Amazonia	Siderar
Non-cash assets acquired:
Inventories	8,180	—	—	—	—
Property, plant and equipment	47,825	—	—	—	—
Other assets	53	—	—	—	—

Total non-cash assets acquired	56,058	—	—	—	—

Liabilities assumed:
Deferred income tax	(875)	—	—	—	—

Total liabilities assumed	(875)	—	—	—	—

Net non-cash assets acquired - Net assets acquired	55,183	—	—	—	—

Net cash paid for acquired companies	55,183	—	—	—	—

Increase in shareholding interest in subsidiary companies:
Minority interest	—	16,555	2,586	32,105	75,126
Increase in fair value of net assets acquired	—	—	—	23,473	32,374
Goodwill	—	28,049	675	23,190	—

Purchase price paid	—	44,604	3,261	78,768	107,500

			For the year ended December 31, 2005
			Hylsamex	Amazonia	Siderar
Non-cash assets acquired:
Investments			337,039	9,875	—
Trade accounts receivable			305,831	188,978	—
Other receivables			72,069	162,199	—
Inventories			345,053	284,676	—
Intangible assets			133,079	3,893	—
Property, plant and equipment			2,129,325	2,444,289	—
Other assets			7,032	36,800	—

Total non-cash assets acquired			3,329,428	3,130,710	—

Liabilities assumed:
Trade accounts payable			(234,325)	(371,908)	—
Current tax liabilities			(19,000)	(7,630)	—
Borrowings			(751,730)	(656,658)	—
Pension benefits			(116,860)	(78,425)	—
Deferred income tax			(449,537)	(284,242)	—
Other liabilities			(21,521)	(35,666)	—
Provisions				(37,163)	—

Total liabilities assumed			(1,592,973)	(1,471,692)	—

Net non-cash assets acquired			1,736,455	1,659,018	—
Cash acquired			215,411	305,342	—

Net assets acquired			1,951,866	1,964,360	—

Minority interest			(160,576)	(1,338,320)	—
Pre-acquisition interest in Amazonia				(323,229)	—
Goodwill (excess of fair value of net assets acquired over cost)			405,388	(220,767)	—
Non-cash assets surrendered				(82,044)	—

Purchase price paid for acquired companies			2,196,678	—	—
Cash acquired			(215,411)	(305,342)	—

Net cash paid (received) for acquired companies			1,981,267	(305,342)	—

Increase in shareholding interest in subsidiary companies:
Minority interest			—	109,171	54,432
Increase in fair value of net assets acquired			—	116,424	38,404
Goodwill			—	149,391	61,244

Purchase price paid			—	374,986	154,080

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

34	Reconciliation of net income and shareholders’ equity to US GAAP (continued)

(c) Recently issued accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 157 on the consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires financial statement recognition of the impact of a tax position, if that position is more likely than not to be sustained on examination, based on the technical merits of the position. The provisions of FIN 48 will be effective for financial statements issued for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The company is currently evaluating the impact of FIN 48 on the consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (SFAS 156). SFAS 156 requires recognition of a servicing asset or liability at fair value each time an obligation is undertaken to service a financial asset by entering into a servicing contract. SFAS 156 also provides guidance on subsequent measurement methods for each class of servicing assets and liabilities and specifies financial statement presentation and disclosure requirements. This statement is effective for fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact of SFAS 156 on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company on January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on its consolidated financial statements.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 29, 2007		TERNIUM S.A.

	By:	/s/ Roberto Philipps
Name: Roberto Philipps Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of March 17, 2006*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

4.1	Participation Agreement (“Contrato de Cuentas en Participacion”), dated June 20, 2003, between Sidor, C.A. and Ylopa Servicos de Consultadoria, Lda., as amended and supplemented as of October 15, 2003 and November 18, 2004***

4.2	Participation Agreement (“Contrato de Cuentas en Participacion”), dated June 20, 2003, between Sidor, C.A. and Corporacion Venezolana de Guayana, as amended and supplemented as of October 15, 2003 and November 18, 2004***

4.3	Form of Corporate Reorganization Agreement, between Ternium S.A. and Inversora Siderurgica Limited****

4.4	Shareholders’ Agreement, dated July 20, 2005, between I.I.I.—Industrial Investments Inc. and Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS***

4.5	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited****

4.6	Contribution and Subscription Agreement, dated as of September 15, 2005, among Usinas Siderurgicas de Minas Gerais S.A.—USIMINAS, SLP 11.785 A/S (to be renamed “Usiminas Europa A/S”) and Ternium S.A. ***

4.7	Convertible and Subordinated Loan Agreement, dated as of July 28, 2005, among I.I.I.—Industrial Investments Inc., I.I.I. Industrial Investments Inc. and Ternium S.A. (formerly “Zoompart Holding S.A.”) ***

4.8	Convertible and Subordinated Loan Agreement, dated as of July 28, 2005, among I.I.I.—Industrial Investments Inc., Tenaris S.A. and Ternium S.A. (formerly “Zoompart Holding S.A.”) ***

4.9	Second Convertible and Subordinated Loan Agreement, dated as of August 16, 2005, among I.I.I.—Industrial Investments Inc., Tenaris S.A. and Ternium S.A. (formerly “Zoompart Holding S.A.”) ***

4.10	Convertible and Subordinated Loan Agreement, dated as of August 4, 2005, among I.I.I.—Industrial Investments Inc., Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS and Ternium S.A. (formerly “Zoompart Holding S.A.”) ***

4.11	Second Convertible and Subordinated Loan Agreement, dated as of August 18, 2005, among I.I.I.—Industrial Investments Inc., Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS and Ternium S.A. (formerly “Zoompart Holding S.A.”) ***

4.12	Convertible and Subordinated Loan Agreement, dated as of August 16, 2005, among I.I.I.—Industrial Investments Inc., Techintrade Corp. and Ternium S.A. (formerly “Zoompart Holding S.A.”)** *

4.13	Second Amended and Restated Credit Agreement, dated August 16, 2005, among I.I.I.—Industrial Investments Inc., Citibank N.A., as administrative and collateral agent and the banks and financial institutions named therein, as amended as of September 21, 2005***

4.14	Ternium Accession Agreement, dated as of September 22, 2005, between I.I.I.—Industrial Investments Inc. and Ternium S.A.** *

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2006 (File No. 001-32734).

**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

***	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 11, 2006 (File No. 333-130950).

****	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).