Form 20-F
period 2007-12-31
Ternium S.A.
filed 2008-06-25
CIK 1342874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-327734

TERNIUM S.A.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

46a, Avenue John F. Kennedy—2nd floor

L-1855 Luxembourg

(Address of registrant’s registered office)

Beatriz Rodriguez

46A, Avenue John F. Kennedy—2nd floor

L-1855 Luxembourg

Tel. +352 26 68 31 52, Fax. +352 26 68 31 53, e-mail: luxembourg@ternium.com

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

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

Yes    ☒             No    ☐

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

Yes    ☒             No    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer    ☒             Accelerated Filer    ☐             Non-accelerated filer    ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow

Item 17    ☐             Item 18    ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    ☐             No    ☒

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristián J.P. Mitrani Mitrani Caballero Ojam Abogados Alicia Moreau de Justo 400, 3 rd Floor C1007AAH - Buenos Aires, Argentina (54-11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1701 Pennsylvania Avenue. N.W. Washington, D.C. 20006 (202) 956-7500

i

CERTAIN DEFINED TERMS

In this annual report, unless otherwise specified or if the context so requires:

•	References to “the Company”, “we”, “us” or “our” are exclusively to Ternium S.A., a joint stock corporation (société anonyme holding) organized under the laws of the Grand Duchy of Luxembourg;

•

References to “Ternium” refer to the flat and long steel manufacturing, processing and distribution businesses of various subsidiaries of the Company. See notes 1 and 2 to our audited consolidated financial statements included elsewhere in this annual report and Item 4. “Information on the Company—History and Development of the Company”;

•	References to “Amazonia” are to Consorcio Siderurgia Amazonia S.L., a Spanish holding company and a subsidiary of the Company that holds a 59.73% interest in Sidor;

•

References to “the Ternium companies” are to the Company’s manufacturing subsidiaries, namely Siderar S.A.I.C., an Argentine corporation (“Siderar”), Sidor C.A., a Venezuelan corporation (“Sidor”), Hylsamex, S.A. de C.V., a Mexican corporation (“Hylsamex”) and Grupo Imsa, S.A.B. de C.V., a Mexican corporation (“Grupo Imsa”), and their respective subsidiaries.

•	References to “Ylopa” are to Ylopa - Serviços de Consultadoría Lda., a company organized under the laws of Portugal and registered in the Madeira Free Zone;

•	References to “Usiminas” are to Usinas Siderurgicas de Minas Gerais S/A—USIMINAS, a company organized under the laws of Brazil and a shareholder of the Company;

•	References to “Tenaris” are to Tenaris S.A., a joint stock corporation (société anonyme holding) organized under the laws of the Grand Duchy of Luxembourg and a shareholder of the Company;

•	References to “San Faustín” are to San Faustín N.V., a corporation organized under the laws of the Netherlands Antilles and the Company’s indirect controlling shareholder;

•

References to the “Ternium network” or “Ternium Internacional” are to an international group of companies that markets and provides worldwide distribution services for products offered primarily by Ternium.

•	References to “ADSs” are to the American Depositary Shares which are evidenced by American Depositary Receipts;

•	References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons; and

•	References to “billions” are to thousands of millions, or 1,000,000,000.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. IFRS differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP

Currencies

In this annual report, unless otherwise specified or the context otherwise requires:

•	“dollars”, “U.S. dollars” or “USD” each refers to the United States of America dollar;

•	“Argentine pesos” or “ARP” each refers to the Argentine peso;

•	“Venezuelan bolívares “ or “VEB” each refers to the Venezuelan bolívar; and

•	“Mexican pesos” or “MXN” each refers to the Mexican peso;

On December 31, 2007, the exchange rate between the Argentine peso and the U.S. dollar (as published by Banco Central de la República Argentina, or the Argentine Central Bank), was ARP3.149=USD1.00; the noon buying rate for the Venezuelan bolívar as certified for customs purposes by the Federal Reserve Bank of New York was VEB2.1446=USD 1.00; and the noon buying rate for the Mexican peso as published by the Federal Reserve Bank of New York was MXN10.9169=USD1.00. Those rates may differ from the actual rates used in preparation of the Company’s consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into any of these currencies.

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

We use words such as “aim,” “will likely result,” “will continue,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to Ternium’s business discussed under Item 3. “Key Information—D. Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	the impact of the nationalization of Sidor discussed elsewhere in this annual report;

•	our ability to successfully implement our business strategy or to grow through acquisitions, greenfield projects, joint ventures and other investments;

•	our ability to successfully integrate the operations of recent or future acquisitions into the operations of Ternium;

•	uncertainties about the degree of growth in the number of consumers in the markets in which Ternium operates and sells its products;

•

the impact in the markets in which Ternium operates of existing and new competitors, including competitors that offer less expensive products and services, desirable or innovative products, or have extensive resources or better financing, and whose presence may affect Ternium’s customer mix, revenues and profitability;

•	other factors or trends affecting the flat and long steel industry generally and our financial condition in particular;

•	general economic and political conditions in the countries in which Ternium operates or other countries which have an impact on Ternium’s business activities or investments;

•	the monetary and interest rate policies of the countries in which Ternium operates;

•	inflation or deflation in the countries in which Ternium operates;

•	unanticipated volatility in interest rates;

•	foreign exchange rates;

•	the performance of the financial markets globally and in the countries in which Ternium operates;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in the countries in which Ternium operates;

•	regional or general changes in asset valuations; and

•	increases in the prices of raw materials, other supplies or energy or difficulties in acquiring raw materials or other supplies or energy supply cut-offs.

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

PART 1

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The selected consolidated financial data (or selected combined consolidated financial data, as applicable) set forth below have been derived from our audited consolidated financial statements (or selected combined consolidated financial statements, as applicable) for each of the years and at the dates indicated. Our consolidated financial statements were prepared in accordance with IFRS, as issued by IASB, and were audited by Price Waterhouse & Co. S.R.L., Argentina, an independent registered public accounting firm that is a member firm of PricewaterhouseCoopers. IFRS differ in certain significant respects from U.S. GAAP.

The audited consolidated financial statements of the Company as of December 31, 2007, and for the year then ended included in this annual report consolidate the results and other financial data of Grupo Imsa, which came under the Company’s control on July 26, 2007. Accordingly, the Company’s results and other financial data for the year ended December 31, 2007 varied significantly from the results and other financial data for the year ended December 31, 2006 and 2005.

The audited consolidated financial statements of the Company as of December 31, 2006, and for the year then ended, and the audited combined consolidated financial statements of the Company as of December 31, 2005, and for the year then ended, consolidate the results and other financial data of Amazonia and Hylsamex, which came under the control of San Faustín on February 15, 2005, and on August 22, 2005, respectively. Accordingly, the Company’s results and other financial data for the year ended December 31, 2006 and 2005 varied significantly from the results and other financial data for the years ended December 31, 2004, and 2003.

The audited combined consolidated financial data of the Company as of December 31, 2004 and 2003, and for the years then ended combine and consolidate the results and other financial data of each of Siderar, Ylopa and Ternium Internacional, and recognize the investment in Amazonia under the equity method, as of each such dates and for each of the years then ended, on the basis that such companies were under the common control of San Faustín as of each such dates and for each such years. The effect of this presentation is to show the combined historical results, financial condition and other data of the various companies under the common control of San Faustín as though these companies had been our subsidiaries at the dates and during the years presented. For more information, see notes 1, 2 and 3 to our audited consolidated financial statements included in this annual report. For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, see “Presentation of Certain Financial and Other Information—Accounting Principles” and “Currencies.”

In thousands of U.S. dollars (except number of shares and per share data)	For the year ended December 31,
	2007	2006 (2)	2005(1) (2)	2004(1) (2)	2003(1) (2)
Selected consolidated income statement data
IFRS
Continuing operations
Net sales	8,184,381	6,565,582	4,449,711	1,615,181	1,074,527
Cost of sales	(5,796,040)	(4,296,979)	(2,486,974)	(965,004)	(671,720)

Gross profit	2,388,341	2,268,603	1,962,797	650,177	402,807
Selling, general and administrative expenses	(825,807)	(624,784)	(504,687)	(132,882)	(133,623)
Other operating income (expenses), net	23,874	(7,250)	(65,949)	(3,124)	(4,402)

Operating income	1,586,408	1,636,569	1,392,161	514,171	264,782

Interest expense	(142,137)	(112,918)	(81,608)	(18,257)	(39,980)
Interest income	66,878	52,554	32,324	8,911	6,036
Other financial income (expenses), net	(351,096)	(322,417)	(261,452)	211,635	109,550
Excess of fair value of net assets acquired over cost	—	—	188,356	—	—
Equity in earnings (losses) of associated companies	(7,065)	4,534	21,524	209,201	110,250

Income before income tax expense	1,152,988	1,258,322	1,291,305	925,661	450,638
Income tax expense	(162,640)	(262,356)	(218,492)	(177,486)	(94,087)

Income from continuing operations	990,348	995,966	1,072,813	748,175	356,551
Discontinued operations
Income from discontinued operations	10,818	—	—	—

Net income for the year(3)	1,001,166	995,966	1,072,813	748,175	356,551

Attributable to:
Equity holders of the Company	784,490	795,424	704,406	457,339	218,215
Minority interest	216,676	200,542	368,407	290,836	138,336

	1,001,166	995,966	1,072,813	748,175	356,551

Depreciation and amortization	565,848	424,495	316,405	99,192	85,479
Weighted average number of shares outstanding(4)	2,004,743,442	1,936,833,060	1,209,476,609	1,168,943,632	1,168,943,632
Basic earnings per share for profit attributable to the equity holders of the Company (4)	0.39	0.41	0.58	0.39	0.19
Diluted earnings per share for profit attributable to the equity holders of the Company	0.39	0.41	0.54 (5)	0.39	0.19
Dividends per share declared	0.05	0.05	—	—	—
Income from continuing operations per share (3)	0.39	0.41	0.58	0.39	0.19

(1)	Combined consolidated financial information on the basis of common control. See note 2 to our audited consolidated financial statements.
(2)	Certain comparative amounts for 2006, 2005, 2004 and 2003 have been reclassified to conform to changes in presentation in the current period.
(3)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement not exclude minority interest. Earnings per share and Income from continuing operations per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(4)	As discussed in note 28 to our audited consolidated financial statements, in October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.6 million, represented by 1,396,551,886 shares of USD1.00 nominal value each. Pursuant to certain provisions contained in a subordinated convertible loan agreement, on February 6, 2006, the Company exchanged certain subordinated convertible loans (including interest accrued through January 31, 2006) held by a wholly-owned subsidiary of San Faustín and converted them into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006. As provided in the Corporate Reorganization Agreement, on February 9, 2006, a wholly-owned subsidiary of San Faustín contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly-issued shares of the Company after the settlement of its initial public offering. In connection with the over-allotment described in note 1 to our audited consolidated financial statements, on March 1, 2006, the Company issued 22,981,360 new shares. Upon consummation of the transactions discussed above, as of December 31, 2006, the capital of the Company was increased to USD2,004.7 million, represented by 2,004,743,442 shares, each having a nominal value of USD1.00. Ternium’s combined earnings per share for the year ended December 31, 2004 and 2003 have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in each of the periods presented. For fiscal years 2007, 2006 and 2005, the weighted average of shares outstanding totaled 2,004,743,442, 1,936,833,060 and 1,209,476,609 shares, respectively.
(5)	Diluted earnings per share have been calculated giving effect to the conversion of the Subordinated Convertible Loans. See note 1 to our audited consolidated financial statements.

In thousands of U.S. dollars (except number of shares and per share data)	At December 31,
	2007	2006(2)	2005(1) (2)	2004(1) (2)	2003(1)
Selected consolidated balance sheet data
IFRS
Non-current assets	8,619,297	6,117,284	6,116,423	1,728,410	1,610,810
Property, plant and equipment, net	6,858,779	5,420,683	5,463,871	1,244,691	1,275,699
Other non-current assets(3)	1,760,518	696,601	652,552	483,719	335,111
Current assets	5,148,013	2,653,255	2,543,558	918,220	576,078
Cash and cash equivalents	1,126,041	643,352	765,630	194,875	129,020
Other current assets	3,252,830	2,002,861	1,774,768	723,345	447,058
Non-current assets classified as held for sale	769,142	7,042	3,160	—	—
Total assets	13,767,310	8,770,539	8,659,981	2,646,630	2,186,888
Capital and reserves attributable to the Company’s equity holders(4)	4,452,680	3,757,558	1,842,454	1,026,725	701,821
Minority interest	1,914,210	1,729,583	1,733,465	745,126	550,264
Non-current liabilities	5,415,071	1,875,894	3,691,288	359,510	677,649
Borrowings	3,677,497	548,401	2,399,878	1,008	283,914
Deferred income tax	1,337,039	985,155	1,048,188	337,473	374,907
Other non-current liabilities	400,535	342,338	243,222	21,029	18,828
Current liabilities	1,985,349	1,407,504	1,392,774	515,269	257,154
Borrowings	407,404	508,694	516,399	121,998	80,238
Other current liabilities	1,364,182	898,810	876,375	393,271	176,916
Liabilities directly associated with non-current assets classified as held for sale	213,763	—	—	—	—
Total liabilities	7,400,420	3,283,398	5,084,062	874,779	934,803
Total equity and liabilities	13,767,310	8,770,539	8,659,981	2,646,630	2,186,888

Number of shares outstanding(5)	2,004,743,442	2,004,743,442	1,396,551,886	1,168,943,632	1,168,943,632

(1)	Combined consolidated financial information on the basis of common control. See note 2 to our audited consolidated financial statements.
(2)	Certain comparative amounts for 2006, 2005, 2004 and 2003 have been reclassified to conform to changes in presentation in the current period.
(3)	As of December 31, 2007, 2006 and 2005, includes goodwill related to the acquisition of our Mexican subsidiaries for a total amount of USD850.7, USD397.9 million and USD399.7 million, respectively. See note 3 to our audited consolidated financial statements.
(4)	The Company’s common stock as of December 31, 2007, 2006, 2005, 2004 and 2003 was represented by 2,004,743,442, 2,004,743,442, 1,396,551,886, 1,168,943,632 and 1,168,943,632, par value USD1.00 per share, for a total amount of USD 2,004.7 million, USD 2,004.7 million, USD1,396.6 million, USD1,168.9 million and USD1,168.9 million, respectively.
(5)	As described in note 28 to our audited consolidated financial statements, after the completion of the Company’s initial public offering, the conversion of the Subordinated Convertible Loans, the exercise of the over-allotment option granted to the underwriters of the initial public offering and the consummation of the transactions contemplated in the Corporate Reorganization Agreement, 2,004,734,442 shares were outstanding. In October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.6 million, represented by 1,396,551,886 shares of USD1.00 nominal value per share. Pursuant to certain provisions contained in a subordinated convertible loan agreement, on February 6, 2006, the Company exchanged certain subordinated convertible loans (including interest accrued through January 31, 2006) held by a wholly-owned subsidiary of San Faustín and converted them into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006. As provided in the Corporate Reorganization Agreement, on February 9, 2006, a wholly-owned subsidiary of San Faustín contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly-issued shares of the Company after the settlement of its initial public offering. In connection with the over-allotment described in note 1 to our audited consolidated financial statements, on March 1, 2006, the Company issued 22,981,360 new shares. Upon consummation of the transactions discussed above, as of December 31, 2006, the capital was increased to USD2,004.7 million, represented by 2,004,743,442 shares, each having a nominal value of USD1.00.

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

Risks relating to the Sidor nationalization process

We hold approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity) and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government) hold approximately 20.4% of Sidor and certain Sidor employees and former employees hold approximately 20%. On April 8, 2008, the Venezuelan government announced its intention to take control over Sidor, and on April 29, 2008, the National Assembly of the Republic of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, are of public and social interest. On May 13, 2008, Decree Law 6058 regulating the steel production activity in the Guayana, Venezuela region (the “Decree”) became effective upon publication in Venezuela’s Official Gazette. The Decree orders that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del estado”), with Venezuela owning not less than 60% of their share capital. The discussions with the Venezuelan government regarding the adequate and fair terms and conditions upon which all or a significant part of our interest in Sidor would be transferred to Venezuela are presently under way. Pursuant to the Decree, the date on which control over Sidor would be transferred to Venezuela would be not later than July 12, 2008. For more information on the Sidor nationalization process, please see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”

The nationalization of Sidor involves several risks and uncertainties and may have a material adverse effect on our business, financial condition and results of operations, as further described in this annual report.

The nationalization of Sidor will result in future reductions to our production volumes and could result in future reductions to our anticipated operating results and cash generation.

The potential impact on our results of operations and financial position of the Venezuelan government actions with respect to Sidor is not determinable at this time, but will result in future reductions to our production volumes and could result in future reductions to our anticipated operating results and cash generation. For example, we expect our production volumes in 2008 to be significantly lower than in 2007 as a result of the Sidor nationalization. Upon the completion of the Sidor nationalization, we may lose all or a significant part of our presence in the Venezuelan domestic markets and our competitive position in other regional markets, including Colombia, may be adversely affected. In addition, the loss of Sidor may result in our inability to realize certain expected synergies from our acquisitions and investments.

Furthermore, during the five years following completion of its 2003 financial debt restructuring, Sidor’s business has improved significantly and Sidor has paid material amounts to our wholly-owned subsidiary Ylopa, as well as to CVG, as compensation under the participation account agreements entered into with Ylopa and CVG in connection with the restructuring of Sidor’s financial debt in 2003. Following completion of the Sidor nationalization, we could no longer receive such payments, which may adversely affect our financial condition and results of operations.

We may not receive immediate compensation for our interest in Sidor, and any such compensation may not be fair or adequate.

The Decree provides for the creation of a committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and affiliated companies, to negotiate over a 60-day period a fair price for the shares to be transferred to Venezuela, together with the terms and conditions of the possible participation of such private shareholders in the share capital of Sidor. In the event the parties fail to reach agreement regarding the terms and conditions for the transformation of Sidor and its subsidiaries and associated companies into state-owned enterprises by the expiration of the 60-day period, as such term may be extended, the Venezuelan Ministry of Basic Industries and Mining shall assume control and exclusive operation of Sidor, and the Executive Branch shall order the expropriation of the shares of the relevant companies. Accordingly, if we fail to reach agreement with the Venezuelan government, our ownership interest in Sidor could be eliminated altogether, potentially without any immediate compensation.

In addition, while the Decree does not provide any valuation criteria for the shares to be transferred to Venezuela, it specifies that any expropriation compensation shall not include lost profits (“lucro cesante”) or indirect damages. While, in order to mitigate damages, we are prepared to negotiate with the Venezuelan government regarding the terms and conditions upon which all or a significant part of our interest in Sidor would be transferred to Venezuela, we can give no assurance that the Venezuelan government will agree to pay a fair and adequate compensation for our interest in Sidor, or that any such compensation will be freely convertible into or exchangeable for foreign currency. We may be forced to engage in litigation procedures to enforce our rights under contracts, investment treaties and Venezuelan and international law, and the time, costs and management efforts associated with such litigation may be significant.

As part of the Sidor nationalization process, the Venezuelan government and state-owned entities have taken actions that may have a significant impact on Sidor’s financial condition and results of operations. For example, in late May 2008, the Venezuelan tax authorities initiated a tax assessment against Sidor involving income taxes for fiscal years 2003, 2004, 2005, 2006 and 2007 alleging omitted payments in an aggregate principal amount of VEB1,438.6 million (or USD669.1 million.) The Venezuelan authorities have initiated audits in other areas, including tax and environmental compliance, and may bring additional claims against Sidor under Venezuelan law. Sidor has challenged the tax assessment and believes that is and has always been in compliance with all applicable Venezuelan laws and regulations, and that there are no grounds for any such claims. While we will defend ourselves vigorously against any attempt by the Venezuelan government to lower the compensation for our interest in Sidor as a result of any such claims, we may not succeed in our efforts to obtain a fair compensation.

Risks Relating to the Steel Industry

The demand for Ternium’s products is affected by several factors, including cyclicality.

The steel industry is highly cyclical in nature and is characterized by intense competition. The financial condition and results of operations of steel companies are generally affected by various factors, including fluctuations in gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control. The demand for and prices of Ternium’s products are directly affected by these fluctuations. For example, the Ternium companies depend on construction activity within their primary markets for a large proportion of their sales. Construction activity is cyclical and significantly affected by changes in global and local economic conditions. A prolonged recession in the construction sector, or in any of the other industry sectors that purchase Ternium’s products, in Argentina, Mexico or, until the consummation of the Sidor nationalization process, Venezuela (where most of Ternium’s operations are conducted and domestic sales are targeted) could result in a significant decrease in Ternium’s operational and sales performance. In addition, like other manufacturers of steel-related products, the Ternium companies have fixed and semi-fixed costs that cannot adjust rapidly to fluctuations in the demand for their products. If demand for Ternium’s products falls significantly, the impossibility of rapidly adjusting these costs could adversely affect Ternium’s profitability.

Like other steel companies, Ternium is vulnerable to events affecting the steel industry as a whole, such as imbalances between supply and demand. For example, the impact of new production facilities could result in imbalances between supply and demand; for example, China has moved from being a net importer of steel in 2004 to a net exporter of a significant volume in 2006. Moreover, due to high start-up costs, the economics of operating a steel mill continuously could encourage mill operators to maintain high levels of output, even in times of low demand, which exacerbates the pressures on industry profit margins. Although the demand for steel has grown in recent years, the world steel industry has been affected in the past by generally sluggish demand and substantial excess worldwide steel production. As a result of the general excess capacity in the industry, the world steel industry was subject to substantial downward pricing pressure, which negatively impacted the results of steel companies in the second half of 2000 and the entire year of 2001. For example, as a result of these adverse trends, Sidor experienced significant financial losses and consequently restructured its debt in 2000 and again in 2003. International steel prices generally improved beginning in 2003. However, this new period of high prices for steel has encouraged reactivation of and investment in production capacity and, consequently, over-supply has led to a decline in steel prices beginning in the last quarter of 2004 and continuing through 2005. Nevertheless, prices in 2005 reached generally higher levels than those prevailing in 2001 through 2003. Steel prices began to recover in 2006, exceeding those of 2005, as a result of better global economic performance, but slightly decreasing towards the second half of the year. During 2007, steel prices continued on an upward trend until a peak in the third quarter and declined towards the end of the year, while remaining at a higher level than at the end of 2006. If an event occurs that has a negative effect on the steel industry, such as excess production capacity or increased competition in our main steel markets, Ternium’s ability to expand sales and increase production in general will be constrained, and as a result, it may not be able to maintain its recent rate of growth in revenues. Furthermore, due to the highly cyclical nature of the steel industry, recent results may not be indicative of future performance, and historical results may not be comparable to future results. Investors should not rely on the results of a single period, particularly a period of peak prices, as an indication of Ternium’s annual results or future performance.

Sales and revenues may fall as a result of fluctuations in industry inventory levels.

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

Price fluctuations or shortages in the supply of raw materials, other supplies and energy could adversely affect Ternium’s profits.

Like other manufacturers of steel-related products, Ternium’s operations require substantial amounts of raw materials and energy from domestic and foreign suppliers. In particular, the Ternium companies consume large quantities of iron ore, scrap, ferroalloys, electricity, coal, natural gas, oxygen and other gases in operating their blast and electric furnaces. In addition, since we acquired control over Grupo Imsa, Ternium has become a large consumer of slabs, hot and cold rolled steel, and semi-finished steel forms that are used as inputs in the production process. Also, the availability and price of a significant portion of the raw materials and energy Ternium requires are subject to market conditions and government regulation affecting supply and demand. For example, shortages of natural gas in Argentina and the consequent supply restrictions imposed by the government could lead to higher costs of production and eventually to production cutbacks at Ternium’s facilities in Argentina. See “—Risks Relating to the Countries in Which We Operate—Argentina—Restrictions on the supply of energy to Ternium’s operations in Argentina could curtail Ternium’s production and negatively impact Ternium’s results of operations.” In the past, Ternium has been able to procure sufficient supplies of raw materials and energy inputs to meet its production needs; however, it could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of principal inputs to the Ternium companies (including as a result of strikes, lockouts or other problems) would result in lost sales and would have a material adverse effect on Ternium’s business. For example, during 2007 Companhia Vale do Rio Doce (“CVRD”), our main supplier of iron ore, was unable to provide us with the quantities of iron ore required for our Argentine operations; in addition, there was limited transportation capacity from Brazil to Argentina through the Paraguay and Parana rivers. For further information related to raw materials and energy requirements, see Item 4. “Information on the Company—Raw Materials and Energy.”

Furthermore, estimated amounts of reserves of iron ore from our mining operations in Mexico or from those of Ternium’s suppliers may not be recovered, and these suppliers may revise their reserve estimates based on actual production experience. Reserves may not conform to geological, metallurgical or other expectations, and the volume and quality of iron ore recovered may be below the expected levels.

As the steel industry is highly competitive with respect to price, product quality, customer service and technological advances, worldwide competition in the steel industry has frequently limited the ability of steel producers to raise the price of finished products to recover higher raw material and energy costs. Moreover, in some cases, the governments of some countries are reluctant (as is currently the case in Argentina) to accept price increases of products which are used as raw materials for the manufacture of other goods, as such increases could ultimately impact the inflation rate and in the prices paid by “end consumers” of those goods (e.g., tinplate for cans); and, in some other cases governments (as is currently the case in Venezuela) restrict the ability of companies to pass on to the domestic markets any increases in international prices. Accordingly, increased purchase costs of raw materials and energy might not be recoverable through increased product prices, which would reduce Ternium’s gross profit and revenues.

Furthermore, limited availability of raw materials or other inputs could cause Ternium to curtail production, which could adversely affect Ternium’s sales and profitability. For further information related to raw materials, see Item 4. “Information on the Company—Raw Materials and Energy.”

The Ternium companies depend on a limited number of key suppliers.

The Ternium companies depend on certain key suppliers for their requirements of raw materials and energy. The Ternium companies have entered into long-term contracts for the supply of a substantial portion of their principal inputs, and it is expected that they will maintain and, depending on the circumstances, renew these contracts. However, if any of the key suppliers fails to deliver or there is a failure to renew these contracts, the Ternium companies could face limited access to raw materials and energy, higher costs and delays resulting from the need to obtain their raw material and energy requirements from other suppliers. As an example, in 2007 CVRD, our main supplier of iron ore, was unable to provide Siderar with the quantities or iron ore that it required, forcing Siderar to import iron ore from our Mexican subsidiary.

Intense competition could cause Ternium to lose its share in certain markets and adversely affect its sales and revenues.

Ternium’s main operating subsidiaries have a substantial market share in their countries of operation where they maintain long-term relationships with their clients. Any fall in demand in these markets due to weak economic conditions or other reasons could adversely affect the operations of these subsidiaries and could redirect sales and the focus of Ternium’s business to other markets. Competition in the global and regional markets could also be affected by antidumping and countervailing duties imposed on some producers in major steel markets and by the removal of barriers to imported products in those countries where the Ternium companies direct their sales. For further information please refer to Item 4. “Information on the Company—Regulation—Trade regulations.” Also, Ternium’s foreign competitors would benefit from any fall in the value of their domestic currencies relative to the U.S. dollar, reducing their operating costs and making their products more competitive.

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

In addition, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and smaller competitors in the steel market today could become larger competitors in the future. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel, which subsequently acquired International Steel Group. Furthermore, in June 2006, Mittal Steel and Arcelor merged to create the world’s largest steel company, Arcelor Mittal. Regional players in Ternium’s markets have also experienced consolidation through acquisitions; for example, Siderperu was acquired by Grupo Gerdau of Brazil in 2006, Sicartsa of Mexico was acquired by Arcelor Mittal in December 2006 and Aceria Paz del Rio of Colombia was acquired by Brazilian Votorantim in March 2007. Competition from global and regional steel manufacturers with expanded production capacity such as Arcelor Mittal and new market entrants, especially from China, could result in significant price competition, declining margins and reductions in revenue. Ternium’s larger competitors could use their resources against Ternium in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for Ternium’s products in certain markets. As a result of such increased competition, Ternium may also lose market share, and its sales volumes and revenues could decline.

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

Ternium plans to continue implementing its business strategy of further integrating the operating and marketing activities of the Ternium companies, developing value-added products, providing services to a wider range of clients in the local and export markets, gain further access to iron ore and other inputs, increasing its steel production and continuing to pursue strategic acquisition opportunities. Any of these components or Ternium’s overall business strategy could be delayed or abandoned or could cost more than anticipated, any of which could impact its competitive position and reduce its revenue and profitability. For example, Ternium could fail to develop its commercial network and lose market share in its export markets. Even if Ternium successfully implements its business strategy, it may not yield the desired goals.

Recent and future acquisitions, greenfield projects, significant investments and strategic alliances could disrupt Ternium’s operations and adversely affect its profits. Ternium may not realize the benefits it expects from these business decisions.

A key element of Ternium’s business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of this growth strategy, Ternium has acquired interests in various companies and engaged in strategic alliances; such as the acquisition of Hylsamex, one of the main steel producers in Mexico; the acquisition of control over Grupo Imsa, another leading producer with operations in Mexico, the United States of America and Guatemala; the acquisition of the assets and facilities of Acindar Industria Argentina de Aceros S.A. (“Acindar”), related to the production of welded steel pipes in the province of Santa Fe in Argentina; the acquisition of 100% of the issued and outstanding shares of Impeco S.A. (“Impeco”), which in turn owned a plant located in the province of San Luis in Argentina; and the acquisition of the 50% interest not previously owned by Hylsamex in Acerex S.A. de C.V. (“Acerex”), a service center in Mexico that processes steel to produce short length and thin steel sheets in various widths.

We will continue actively to consider other capital investments, strategic acquisitions, greenfield projects and partnerships from time to time. For example, we are considering increasing our steelmaking capabilities through greenfield projects in Latin America. We must necessarily base any assessment of potential capital investments, acquisitions, greenfield projects and alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our recent and future acquisitions, investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. Furthermore, we may fail to find suitable acquisition targets or fail to consummate our acquisitions under favorable conditions, or could be unable to successfully integrate any acquired businesses into our operations. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions.

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

In accordance with IFRS, management must test all of Ternium’s goodwill, intangibles assets with an indefinite useful life and intangible assets not yet available for use annually for impairment, or more frequently if there are indicators of impairment, and recognize a non-cash charge in an amount equal to the impairment. In connection with the acquisition of Hylsamex and the Grupo Imsa transaction, Ternium recorded USD850.7 million in goodwill as of December 31, 2007. If Ternium’s management were to determine in the future that the goodwill from the acquisition of Hylsamex or the Grupo Imsa transaction was impaired, Ternium would be required to recognize a non-cash charge to write down the value of this goodwill, which would adversely affect Ternium’s financial condition and results of operations.

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

In Venezuela, Sidor from time to time suffered labor disruptions, including plant stoppages in 2003 and 2004 and strikes and work slowdowns in 2006 and in February 2008; furthermore, the April 2008 announcement of the Venezuelan government’s intention to nationalize Sidor was made during the ongoing negotiations relating to the renewal of the prior collective bargaining agreement. For more information on the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.” In Argentina, the negotiations leading to the new industry-wide collective bargaining agreement relating to the steel industry lasted for over two months and, for a short period of time, involved work slowdowns in some plants. For more information on the new collective bargaining agreement applicable to most of Siderar’s employees in Argentina, see Item 6. “Directors, Senior Management and Employees—D. Employees—Argentina.” In Mexico, even though the various measures that Ternium’s Mexican subsidiaries have taken in order to become more competitive have not resulted in significant labor unrest thus far, Ternium could suffer plant stoppages or strikes as a result of future workforce reductions in connection with its productivity improvement and cost reduction plans. Ternium may not be able to maintain a satisfactory relationship with its employees, and any future stoppage, strike, disruption of operations or new collective bargaining agreements could result in lost sales and could increase Ternium’s costs. For more information on labor relations, see Item 6. “Directors, Senior Management and Employees—D. Employees.”

Ternium’s related party transactions with companies controlled by San Faustín may not always be on terms as favorable as those that could be obtained from unaffiliated third parties.

Some of Ternium’s sales and purchases are made to and from other companies controlled by San Faustín. These sales and purchases are primarily made in the ordinary course of business, and we believe that they are made on terms no less favorable than those we could obtain from unaffiliated third parties. Ternium will continue to engage in related party transactions in the future, and these transactions may not be on terms as favorable as those that could be obtained from unaffiliated third parties. For information concerning the principal transactions between Ternium and related parties, see Item 7. “Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

A significant rise in interest rates, changes in exchange rates, or any limitation in the Ternium companies’ ability to hedge against financial risks could adversely affect Ternium’s business and results.

Changes in interest rates affect the amount of Ternium’s interest payments as well as the value of its fixed rate debt. Most of Ternium’s long-term borrowings are at variable rates, and accordingly, Ternium is exposed to the risk of increased interest expense in the event of a significant rise in interest rates. Moreover, a substantial rise in interest rates in developed economies such as the United States of America could adversely affect the economies in the countries where Ternium conducts its operations and markets its products and would increase Ternium’s debt service requirements for its floating rate debt. As of March 31, 2008, Ternium total indebtedness was USD 3.18 billion.

The international operations of the Ternium companies expose them to a variety of financial risks, including the effects of changes in foreign currency, exchange rates and interest rates. A portion of Ternium’s business is carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact the Ternium companies’ results as reported in their income statements in the form of both translation risk and transaction risk. In addition, interest rate movements create a degree of risk by affecting the amount of the Ternium companies’ interest payments. In the ordinary course of business, the Ternium companies from time to time enter into exchange rate and interest rate derivatives agreements to manage their exposure to exchange rate and interest rate changes. Future regulatory or financial restrictions in the countries where Ternium operates may affect its ability to mitigate its exposure to financial risks, and thus cause an adverse impact on Ternium’s results of operations and financial condition.

Risks Relating to our Mining Activities

Iron ore is one of the principal raw materials used by Ternium’s operating subsidiaries. Ternium owns interests in two iron ore mining companies in Mexico: a 100% interest in Las Encinas and a 50% interest in Peña Colorada, which operates Mexico’s largest iron ore mine. In addition, Ternium is considering expanding its mining activities in the future. Our present and future mining activities are or would be subject to particular risks, as follows:

Our mining activities depend on governmental concessions and on our ability to reach and maintain lease agreements (or other agreements for the use of land) with the owner of the real estate where the mines are located.

Our mining activities are subject to specific regulations and depend on concessions and authorizations granted by governmental authorities. Amendments to applicable law and regulations may change the terms pursuant to which we are required to pursue our exploration, mining and mineral processing activities. Such amendments may require modifications to the processes and technologies used in our mining activities, leading to unexpected capital expenditures. If the relevant government authority determines that we are not in compliance with our obligations as concessionaries, it may terminate our concession. Furthermore, in order to explore or exploit mines it is necessary to obtain the right to occupy and use the land where the mines are situated. Even though government regulations frequently establish provisions intended to facilitate the establishment of such rights, in some cases it may be difficult to reach and maintain agreements with the owners or such agreements may be excessively onerous. If we are unable to establish use and occupancy rights, our mining activities may be seriously compromised.

Our exploration activities are subject to uncertainties as to the result of such exploration; even if the exploration activities lead to the discovery of mineral deposits, the effective exploitation of such deposits remains subject to several risks.

Exploration activities are highly speculative, involve substantial risks and may be unproductive. We may incur in substantial costs for exploration which do not yield the expected results. The failure to find sufficient and adequate reserves could adversely affect our business. In addition, even if mineral deposits are discovered, our ability to pursue exploitation activities may be delayed for a long time during which market conditions may vary. Significant resources and time need to be invested in order to establish mineral resources through exploration, define the appropriate processes that shall be undertaken, obtain environmental licenses, concessions and other permits, build the necessary facilities and infrastructure for greenfield properties and obtain the ore or extract the metals from the ore. If a project does not turn out to be economically feasible by the time we are able to exploit it, we may incur in substantial write-offs.

Our expected costs for exploration or exploitation activities may vary significantly and affect our expected results.

We may be subject to increased costs or delays in the acquisition of adequate equipment for the exploration and exploitation activities and/or involving metallurgical and other technological processes arising during the mine’s exploitation. We may also fail to obtain any necessary permits, or experience significant delays in connection with the issuance of such permits. Adverse mining conditions, whether permanent or temporary, may lead to a significant increase on our costs and/or affect our ability to produce the expected quantities of mineral. Communities living near areas where we operate may take actions to oppose and interfere with our activities. All of the above may adversely hamper our ability to conduct our mining activities as planned and affect our expected results.

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

As of June 4, 2008, San Faustín beneficially owned 59.06% and Tenaris, which is also controlled by San Faustín, held 11.46% of our outstanding voting stock. Rocca & Partners controls a significant portion of the voting power of San Faustín and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustín. As a result, Rocca & Partners is indirectly able to elect a substantial majority of the members of our board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends by us. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, our articles of association permit our board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, our controlling shareholder may cause our board of directors to approve an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “—Risk Factors—Risks Relating to our ADSs—Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.”

Remaining minority interests in the Company’s subsidiaries could delay or impede our ability to complete our strategy.

We do not own one hundred percent of the interests in our subsidiaries. As of May 30, 2008, approximately 34.3% of Siderar was publicly held and approximately 4.8% was held by certain Siderar employees. As of the date of this annual report, approximately 20.3% of Sidor was held by the Corporación Venezolana de Guayana or CVG (a Venezuelan governmental entity) and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government,) and approximately 20% was held by certain Sidor employees and former employees. For more information on the recent developments relating to the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.” To the extent that other interests in Siderar and Sidor remain outstanding, those remaining minority shareholders could prevent Ternium from taking actions that, while beneficial to us at the holding company level, might not be beneficial at the level of any of our individual subsidiaries. As a result, we could be delayed or impeded in the full implementation of our strategy or the maximization of Ternium’s competitive strengths.

We will be subject to a capital duty on any capital increase in connection with our corporate reorganization if the relief obtained from the Luxembourg tax authorities is successfully challenged.

Under Luxembourg law, any increase in the capital of a Luxembourg company is subject to a capital duty. Capital contributions to a Luxembourg company involving all of the assets and liabilities of a company organized in a European Union, or EU, member country are exempt from such capital duty. Our corporate reorganizations in late 2005 and early 2006, consisting of a series of such contributions of assets and liabilities by EU companies to the Company had qualified for such exemption and we obtained confirmation from the Luxembourg tax authorities of the availability of the exemption with respect to each such contribution. However, if the relief granted is successfully challenged, we will be subject to a 1% capital duty on the amount of the corresponding capital increase, plus any applicable penalties.

Our tax-exempt status will terminate on December 31, 2010. If we are unable to mitigate the consequences of the termination of our preferential tax regime, we or our shareholders may be subject to a higher tax burden in the future.

We were established as a société anonyme holding under Luxembourg’s 1929 holding company regime and the “billionaire” provisions relating thereto. 1929 holding companies are exempt from Luxembourg corporate income tax over income derived from low tax jurisdictions and withholding tax over dividends distributions to holders of our shares and ADSs. Following a decision by the European Commission, the Grand Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly-listed companies -including us- are entitled to continue benefiting from their current tax regime until December 31, 2010. If we are unable to mitigate the consequences of the termination of our preferential tax regime by that year, we or our shareholders may be subject to a higher tax burden in the future.

Risks Relating to the Countries in Which We Operate

Negative economic, political and regulatory developments in certain markets where Ternium has a significant portion of its operations and assets could hurt Ternium’s financial condition, revenues and sales volume and disrupt its manufacturing operations, thereby adversely affecting its results of operations and financial condition.

The results of Ternium’s operations are subject to the risks of doing business in emerging markets, principally in Argentina, Mexico and Venezuela, and have been, and could in the future be, affected from time to time to varying degrees by political developments, events, laws and regulations, such as forced divestiture of assets; restrictions on production, imports and exports; interruptions to essential energy inputs; exchange and/or transfer restrictions; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of company facilities; direct and indirect price controls; tax increases; changes in interpretation or application of tax laws and other retroactive tax claims or challenges; expropriation of property; changes in laws or regulations; cancellation of contract rights; delays or denial of governmental approvals; and environmental regulations. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected country. For example, in April 2008, the Venezuelan government announced its intention to nationalize Sidor. For more information on the recent developments relating to the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”

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

Economic and political instability, which resulted in a severe recession in 2002, may occur in the future, thereby adversely affecting our business, financial condition and results.

In 2001, a sustained period of economic contraction culminated in severe social, monetary and financial turmoil and the resignation of President Fernando de la Rúa. An interim administration adopted a series of emergency measures affecting Argentina’s monetary and fiscal policies, as a result of which the Argentine peso experienced significant devaluation in 2002. Following the election of Néstor Kirchner as president in 2003, the economy reversed its negative trend and recovered to levels last attained in 1998, with growth of the country’s gross domestic product, or GDP, averaging near 9% per annum since 2003. During 2005, the Argentine government restructured most of the country’s defaulted debt, and unemployment rates dropped to 7.5% in 2007 from a peak of 24.1% in 2002. Furthermore, the Argentine economy continued to benefit strongly from high international commodity prices, low international interest rates and high levels of global liquidity. In 2007, Cristina Fernández de Kirchner was elected president to succeed her husband.

Our business and results of operations in Argentina have closely followed macroeconomic conditions. Our sales in the Argentine domestic market were severely affected by Argentina’s recession during 2001 and 2002. Domestic sales as a percentage of total sales decreased to 47% in 2001 and 35% in 2002. The domestic economic recovery over the 2003 – 2007 period, with sustained growth in industrial activity, agriculture, construction and a significant improvement in the automobile industry, increased our Argentine domestic sales as a percentage of total sales to approximately 55% in 2003, approximately 72% in 2004 and 2005, and approximately 85% in 2006 and 2007.

Despite the progress to date, several significant issues remain to be addressed by the government. Inflation increased significantly since 2005 and the economy has been affected by supply constraints as capacity idled during the economic crisis has been utilized. While the Argentine government has taken several actions to control inflation and monitor prices for most relevant goods and services, including price support arrangements agreed to by the Argentine government and private sector companies in several industries, including the steel industry, and markets, inflation continues to rise, with official inflation figures being disputed by independent economists. In addition, Argentina’s inflation indicators have been subject to changes in calculation and may not be consistent with the past or may not adequately reflect increases in cost. Capital investment in general has lagged due to political uncertainties and governmental actions, including price controls, export taxes and other measures limiting the conduct of business in the private sector. Declining capital investment may affect growth and, accordingly, cause the demand for our local subsidiaries’ products in the domestic market to drop.

Economic conditions in Argentina have deteriorated rapidly in the past and may deteriorate rapidly in the future. Should the current favorable conditions reverse, inflation continues to increase or supply constraints hinder future growth, the Argentine economy may not continue to grow at current rates and economic instability may return. Our business and operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina or by the Argentine government’s policy response to such conditions.

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

As a result of several years of recession, the forced “pesification” of U.S. dollar-based tariffs into Argentine pesos at a one-to-one exchange rate and the subsequent freeze of gas and electricity tariffs, there has been a lack of investment in gas and electricity supply and transport capacity in Argentina in recent years. Over the course of the last several years, demand for natural gas has increased substantially, driven by a recovery in economic conditions and low prices in comparison with alternative fuel sources.

Although the Argentine government is taking a number of measures to alleviate the short-term impact of supply restrictions on residential and industrial users (including measures to limit the growth of residential consumption, to increase the price of compressed natural gas and to import natural gas from Bolivia, electricity from Brazil and Uruguay and fuel oil from Venezuela) and has announced several measures intended to address the situation in the medium- and long-term (including creating a new state-owned energy company to fund, or otherwise promote, investments in expanding existing pipeline transportation capacity and building new pipelines and additional power generation capacity and entering into negotiations with electricity and gas producers) supply restrictions and shortages are likely to continue. Two new power plants are currently under construction, which are expected to increase the system capacity by 8%, if and when they become operational in 2009. If the measures that the Argentine government is taking to alleviate the short-term impact of the crisis prove to be insufficient, or if the investment that is required to increase natural gas generation, energy production and transportation capacity and power generation capacity over the medium and long term fails to materialize on a timely basis, Ternium’s production in Argentina (or that of its main suppliers), could be curtailed, and Ternium’s sales and revenues could decline. Although Ternium is taking measures, such as the purchase of alternative fuels such as fuel oil, to limit the effect of supply restrictions on its operations in Argentina, such efforts may not be sufficient to avoid any impact on Ternium’s production in Argentina (or that of its main suppliers) and Ternium may not be able to similarly limit the effect of future supply restrictions. See “—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials and energy could adversely affect Ternium’s profits” above.

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

Changes in the Mexican tax system could have an adverse effect on Ternium’s Mexican operations.

On September 14, 2007, the Mexican Congress passed a tax reform act, which created a new flat tax (the “impuesto empresarial a tasa única” or IETU) which, effective January 1, 2008, replaced the Mexican assets tax (the “impuesto al activo” or IMPAC.) The act also established certain temporary and operational limits for the recoverability of assets tax credits. The IETU works as a corporate income tax supplement and is levied on income received. Ternium Mexico consolidates its various subsidiaries for purposes of determination and payment of Mexican corporate income tax. However, consolidation is not permitted for purposes of determination and payment of the new flat tax, nor is it possible to apply corporate income tax credits against IETU liabilities. These changes in the Mexican tax system may affect our Mexican subsidiaries’ tax burden and the application or recoverability of certain of their tax credits, including tax credits generated in connection with the Grupo Imsa transaction. For more information, see note 3 to our audited consolidated financial statements included in this annual report.

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

International trade-related legal actions and restrictions pose a constant risk for Ternium’s international operations and sales throughout the world. Additionally, increased global trade liberalization, with many countries forming free trade blocs or otherwise reducing restrictions on imported goods, including flat steel products, and occasional excess global steel capacity have increased competition in many markets in which Ternium sells flat steel products. Such risks and increased competition are likely to continue into the foreseeable future. Also, since we acquired control over Grupo Imsa we have become a significant consumer of slabs, which we buy from various suppliers in Mexico (including an ArcelorMittal subsidiary in Mexico) and overseas. Imports of slabs into Mexico are, subject to certain conditions, brought under lower import duties or through a temporary import regime. Should slabs imports into Mexico grow, we may not be able to make such imports under the lower duty regime, or the Mexican government may increase the applicable duties or impose restrictions in the quantities allowed to be imported.

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

Certain legal obligations require Ternium’s operating subsidiaries to contribute certain amounts to retirement funds and pension plans and restrict their ability to dismiss employees. The Ternium companies are also subject to other obligations, such as those in Mexico, under which such subsidiaries are required to distribute a percentage of their annual income calculated on a fiscal basis to their employees. Future regulations or court interpretations established in the countries in which Ternium conducts its operations could increase its costs and reduce net income.

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

Furthermore, the trading price of our ADSs could suffer as a result of developments in emerging markets. Although the Company is organized as a Luxembourg corporation, almost all of its assets and operations are located in Latin America.

Financial and securities markets for companies with a substantial portion of their assets and operations in Latin America are, to varying degrees, influenced by political, economic and market conditions in emerging market countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Argentina, Venezuela and Mexico.

In deciding whether to purchase, hold or sell our ADSs, you may not be able to access as much information about us as you would in the case of a U.S. company.

There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Furthermore, IFRS, the accounting standards in accordance with which we prepare our consolidated financial statements differ in certain material aspects from the accounting standards used in the United States.

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

Overview

Ternium is one of the leading steel companies in the Americas, with a strategic presence in several major steel markets through a network of distribution, sales and marketing services. We believe Ternium is among the largest producers of crude steel in Latin America, with manufacturing, processing and finishing facilities, which produced nearly eleven million tons of crude steel in 2007. We expect our production volume in 2008 to be significantly lower than in 2007 as the result of the Sidor nationalization. For more information on the recent developments relating to the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.” The Company believes that it is one of the lowest cost steel producers in the Americas due to its integrated operations, state-of-the-art steel production facilities, access to diversified sources of low-cost raw materials and other production inputs and operating efficiencies.

Ternium produces and distributes a broad range of semi-finished and finished steel products, including value-added steel products such as tinplate, cold rolled coils and sheets, galvanized and electrogalvanized sheets, pre-painted sheets, welded pipes, hot rolled pickled and annealed and tailor-made flat products. Ternium also produces long steel products such as bars and wire rod.

Ternium primarily sells its steel products in the regional markets of North, Central and South America, where its manufacturing facilities are located, allowing it to provide specialized products and delivery services to its clients. We believe that Ternium is the leading supplier of flat steel products in Argentina, a leading supplier of flat steel products and a significant competitor in the Mexican market for long steel products, and a competitive player in the international steel market for flat and long steel products. Ternium maintains a strategic presence in other major steel markets, such as Europe, through its network of commercial offices, which allows it to reach clients outside its regional markets and place products in case of slower demand in domestic economies, achieve improved effectiveness in the supply of its products and maintain a fluid commercial relationship with its clients by providing continuous services and assistance.

Approximately 56.1% of Ternium’s sales were made to South and Central America, 41.8% to North America and 2.1% to Europe and other markets. We expect these figures to change significantly after the nationalization of Sidor. For more information on the recent developments relating to the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”

In 2007, Ternium’s net sales were USD8,184.4 million, gross profit was USD2,388.3 million, and net income attributable to equity holders was USD784.5 million, which amounts reflect the consolidation of Grupo Imsa since July 26, 2007, and all the other subsidiaries for the full fiscal year.

A. History and Development of the Company

The Company

Our legal and commercial name is Ternium S.A. The Company was organized as a joint stock corporation (societé anonyme holding) in the Grand-Duchy of Luxembourg on December 22, 2003. Our registered office is located at 46a, Avenue John F. Kennedy, L-1855 Luxembourg, telephone number +352 2668 31 52. Our agent for U.S. federal securities law purposes is Ternium International U.S.A. Corporation, located at 2200 West Loop South, 8thfloor, Houston, TX 77027, United States of America.

Ternium

Ternium’s origins began in September 1961 with the founding of Propulsora Siderúrgica, or Propulsora, by San Faustín’s predecessor in Argentina. Propulsora began its operations as a producer of cold rolled coils in December 1969 and in the early 1990s began to evolve through a series of strategic investments aimed at transforming Propulsora into an integrated steel producer. In 1993, Propulsora merged with Aceros Parana (a company formed by the Argentine government in connection with the privatization of Somisa, at that time the main integrated producer of flat steel in Argentina), Aceros Parana’s subsidiary Sidercrom, a tin plate processing company, and two other steel industry subsidiaries of Propulsora (Aceros Revestidos and Bernal). After the merger, Propulsora changed its name to Siderar S.A.I.C. San Faustin held a controlling interest in Siderar, with the remainder being held by Usiminas, certain former employees of Somisa, and the public.

In December 1997, Amazonia (a consortium formed by San Faustín, Siderar, Usiminas, Hylsamex and Sivensa) won the bid in the privatization of 70% of the shares of Sidor, the largest steel company in the Andean Community, while Venezuela retained the remaining 30%. The continuing world-wide steel production crisis, the deterioration of the financial markets, the appreciation of the Venezuelan Bolívar and other adverse factors negatively affected Sidor and Amazonia, which undertook debt restructurings in 2000 and 2003. In the 2003 restructuring, Amazonia’s interest in Sidor was reduced to 59.7%, while Venezuela increased its interest to 40.3%. In addition, Ylopa (an entity formed by San Faustín, Siderar, Tenaris, Usiminas and Hylsamex’s former controlling shareholder) provided financial assistance to Sidor under a participation account agreement. Subsequently, Venezuela transferred a 19.9% interest in Sidor to present and former employees of Sidor under the terms of a special employee participation plan.

As a part of a multiple-step corporate reorganization in 2005, San Faustín reorganized its investments in flat and long steel manufacturing, processing and distribution businesses by contributing its controlling interests in Siderar, Sidor (through Amazonia and Ylopa) and Ternium Internacional to the Company. On August 22, 2005, we acquired, together with Siderar, an indirect 99.3% interest in the Mexican company Hylsamex and its subsidiaries and the equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, S.A. de C.V., or Alfa, in Amazonia and Ylopa. We subsequently purchased additional shares of Hylsamex in the open market, subject to applicable law, thereby increasing our and Siderar’s direct and indirect interest in Hylsamex to 99.8%. In 2005, each of Tenaris and Usiminas exchanged its interests in Amazonia, Ylopa and, in the case of Usiminas, Siderar for shares of the Company, and Sivensa exchanged its interest in Amazonia for shares of the Company.

On January 11, 2006, the Company launched an initial public offering of 24,844,720 American Depositary Shares, each representing 10 shares of the Company (each an “ADS”), in the United States. In connection with the offering, the Company granted the underwriters of the Company’s initial public offering an option to purchase up to 3,726,708 additional ADSs to cover over-allotments in the sale of the ADSs. The offering was settled on February 6, 2006.

On December 28, 2006, we acquired an additional 4.85% interest in Siderar from CVRD Internacional S.A., a wholly-owned subsidiary of CVRD, thereby increasing our ownership in Siderar to 60.93%.

On April 29, 2007, Ternium entered into an agreement with Grupo Imsa, a steel manufacturer with operations in Mexico, the United States and Guatemala, and Grupo Imsa’s controlling shareholders under which Ternium obtained control of Grupo Imsa. Under the agreement, the Company, through a wholly owned subsidiary, made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa. Pursuant to the tender offer, Ternium acquired 25,133,856 shares representing 9.3% of the issued and outstanding capital of Grupo Imsa. Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer

(including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital were redeemed for cash pursuant to a capital reduction effected at the same price per share. Accordingly, Ternium now owns all of Grupo Imsa’s issued and outstanding share capital.

In 2007, Grupo Imsa was renamed as Ternium Mexico and, effective March 31, 2008, Hylsamex merged with and into Ternium Mexico. In connection with this merger, Siderar became a shareholder of Ternium Mexico with a 28.7% interest.

Sidor Nationalization Process

As of the date of this annual report, we held approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government) held approximately 20.4% of Sidor and certain Sidor employees and former employees held approximately 20%.

Sidor’s operations rely on a number of trade- and services-related contractual relationships with entities owned by Venezuela, including the purchase of iron ore from Ferrominera Orinoco C.A., or FMO, the state-owned company responsible for mining and commercializing Venezuela’s iron ore, the purchase of electricity from CVG Electrificación del Caroní, C.A., or EDELCA, and the purchase of natural gas from PDVSA Gas, S.A., or PDVSA Gas. On November 11, 2005, following a public announcement by the Venezuelan government that sought to pressure Sidor to renegotiate the terms of the agreement for the supply of iron ore, Sidor and FMO amended the pricing terms of the contract, increasing its prices payable by Sidor by approximately 9.5%.

On August 24, 2007, following another public announcement by the Venezuelan government threatening nationalization, Sidor and the Venezuelan government entered into a three-year cooperation agreement, pursuant to which Sidor agreed to increase its involvement in social investment programs in that country and to enhance its efforts to develop Venezuela’s steel value chain, with particular emphasis on supporting small- and medium-sized enterprises. Under the agreement, Sidor agreed, among other initiatives, to:

•	give priority to the Venezuelan domestic market over the international market in its sales of products;

•	set its pricing policy in the Venezuelan market by reference to comparable average export prices in a given period;

•

grant a 2% discount to certain Venezuelan entities, such as cooperatives and social production companies, and a 4% discount to foster special purpose social investment and economic development programs in the country;

•	form a technical commission with FMO to analyze the quantity, quality and price of iron ore to be supplied by FMO to Sidor;

•

facilitate the transfer to the Venezuelan government of the operation of the Sidor port on the Orinoco River, as provided by Venezuelan law, with due assurances to the continuity of Sidor’s operations; and

•

make capital expenditures at its Venezuelan facilities of approximately US$500 million from 2007 through 2012, of which approximately US$70 million would be earmarked toward an environmental protection plan.

On April 8, 2008, in the midst of a dispute between Sidor and the union regarding the renewal of its collective bargaining agreement, the Venezuelan government announced its intention to take control over Sidor. Following the confirmation of the Venezuelan government’s decision to nationalize Sidor, on April 16, 2008, Ternium, Sidor and the Venezuelan government entered into an agreement providing for the creation of a transition committee, composed of representatives of the government, the union and class B employee and former employee shareholders. This committee is charged with overseeing Sidor’s operations, acting in coordination with Sidor’s board of directors, during the transition period until the nationalization is completed.

On April 29, 2008, the National Assembly of the Republic of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, are of public and social interest. This resolution authorizes the Venezuelan government to take any action it may deem appropriate in connection with any such assets, which may include expropriation.

On May 13, 2008, Decree Law 6058 regulating the steel production activity in the Guayana, Venezuela region became effective upon publication in Venezuela’s Official Gazette. The Decree orders that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del estado”), with Venezuela owning not less than 60% of their share capital.

The Decree provides for the creation of two committees. A transition committee was created to join Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies is transferred to the government by not later than July 12, 2008. A separate committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, was formed to negotiate over a 60-day period a fair price for the shares to be transferred to Venezuela, together with the terms and conditions of the possible participation of such private shareholders in the share capital of Sidor.

The Decree also states that, in the event the parties fail to reach agreement regarding the terms and conditions for the transformation of Sidor and its subsidiaries and associated companies into state-owned enterprises by the expiration of the 60-day period, the Ministry of Basic Industries and Mining shall assume control and exclusive operation, and the Executive Branch shall order the expropriation of the shares, of the relevant companies. No valuation criteria for the shares to be transferred to Venezuela are provided, except that any expropriation compensation shall not include lost profits (“lucro cesante”) or indirect damages. Finally, the Decree specifies that all facts and activities thereunder are subject to Venezuelan law and any disputes shall be submitted to Venezuelan courts.

On May 2, 2008, we sent a letter to the Minister of Basic Industries and Mines of Venezuela stating, among other things, our rejection of the considerations made by Venezuela’s National Assembly in connection with its April 29, 2008 resolution declaring that the shares of Sidor, together with all of its asset, are of public and social interest, and our consent to submit any controversy between us or our subsidiaries and Venezuela relating to Sidor’s nationalization to arbitration administered by the International Center for Settlement of Investment Disputes (ICSID), as provided in applicable investment protection treaties signed by Venezuela, in the event that we fail to reach a negotiated solution.

The discussions with the Venezuelan government regarding the adequate and fair terms and conditions upon which all or a significant part of our interest in Sidor would be transferred to Venezuela are presently under way.

As part of the Sidor nationalization process, the Venezuelan government and state-owned entities have taken actions that may have a significant impact on Sidor’s financial condition and results of operations, including the following:

•

In late May 2008, the Venezuelan tax authorities initiated a tax assessment against Sidor involving income taxes for fiscal years 2003, 2004, 2005, 2006 and 2007 resulting in allegedly omitted payments in an aggregate principal amount of VEB1,438.6 million (or USD669.1 million). The tax assessment, which covers certain previously audited periods, alleges that Sidor improperly deducted certain payments for income tax purposes, primarily consisting of amounts paid to Ylopa and CVG under certain participation account agreements (contratos de cuentas en participación) entered into with Ylopa and CVG in connection with the restructuring of Sidor’s financial debt in 2003. In addition, the tax assessment challenges, among other things, the adjustment of tax loss carry forwards corresponding to prior fiscal years. The tax assessment requires Sidor to amend the relevant income tax returns and pay the balance resulting therefrom, plus a penalty equal to 10% of the allegedly omitted amounts. Sidor has challenged the tax assessment and believes that is and has always been in compliance with all applicable Venezuelan tax laws and regulations, and that there are no grounds for any such claims.

•

Following the announcement of the Venezuelan government’s intention to nationalize Sidor, the Venezuelan authorities have initiated audits in other areas, including tax and environmental compliance, and may bring additional claims against Sidor under Venezuelan law.

•

On May 5, 2008, representatives of the Venezuelan government announced that, claiming to act on behalf of Sidor, they have entered into a new collective bargaining agreement with the Sidor union, which, among other things, contemplates significant increases in compensation for Sidor’s workforce.

•	On June 9, 2008, FMO gave notice to Sidor of the elimination of certain price discounts previously available to Sidor in connection with its iron ore purchases.

In addition, Sidor has become aware of various Labor Lawsuits recently brought by groups of Sidor employees, claiming wage differentials for an aggregate amount in excess of USD100 million.

Our investment in Sidor is protected under the bilateral investment treaties between Venezuela and Argentina, Venezuela and the Belgian-Luxembourgish Union, Venezuela and Spain and Venezuela and Portugal, and, as noted above, we have consented to the jurisdiction of the

ICSID in connection with the Sidor nationalization process. We continue to reserve all of our rights under contracts, investment treaties and Venezuelan and international law and will continue to evaluate our options in realizing the fair value of our interest in Sidor. In addition, we will defend ourselves vigorously against any attempt by the Venezuelan government to lower the compensation for our interest in Sidor as a result of the tax assessment described above or any other government claims.

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

The main elements of this strategy are:

•

Further integrate Ternium’s operations. We have changed our functional organization from independent companies to one company organized under business units with specific functional responsibilities. Integrating the operations of our subsidiaries has allowed Ternium to better serve our clients, to increase the diversification of our products, to benefit from enhanced flexibility and operative synergies and to rationalize our cost structure.

•

Enhance Ternium’s position as a low cost steel producer. We believe that further integration of Ternium’s operating facilities should improve utilization levels of its plants, increase efficiency and further reduce production costs from levels that we already consider to be among the most competitive in the steel industry;

•

Implementing Ternium’s best practices. We believe that the implementation of Ternium’s commercial and production best practices in acquired new businesses should generate additional benefits and savings. For example, the implementation of Ternium’s cost control procedures and performance analysis in Hylsamex improved control over its production variables and led to cost savings;

•

Focus on higher margin value-added products. We intend to continue to shift Ternium’s sales mix towards higher margin value-added products, such as cold rolled sheets and coated and tailor-made products, and services, such as just-in-time delivery and inventory management. In this regard, our Mexican acquisitions in 2005 and 2007 allowed Ternium to expand its offerings of value-added products, such as galvanized products and panels;

•

Maximize the benefits arising from Ternium’s broad distribution network. We intend to maximize the benefits arising from Ternium’s broad network of distribution, sales and marketing services to reach clients in major steel markets with a comprehensive range of value-added products and services and to continue to expand its customer base and improve its product mix. For example, the acquisition of Hylsamex allowed us to increase Ternium’s participation in the North American market; and the Grupo Imsa transaction, is expected further to increase that participation; and

•

Pursue strategic growth opportunities. We have a history of strategically growing our businesses through acquisitions. In addition to strongly pursuing organic growth, we intend to identify and pursue growth-enhancing strategic opportunities to consolidate Ternium’s presence in its markets, gain further access to iron ore and other inputs, expand its offerings of value-added products, increase its steel production and increase its distribution capabilities.

Our Competitive Strengths

We believe that the following competitive strengths distinguish Ternium from its competitors and enhance its leading market position:

•

State-of-the-art, low cost producer. The combination of a portfolio of state-of-the-art, low cost steel production mills (one of which is fully integrated with iron ore mines), access to diversified sources of low-cost raw materials and cost-competitive energy and labor sources and other production inputs and operating efficiencies makes Ternium a low cost producer of steel and a cost-competitve producer of value-added products;

•

Strong market position and extensive market reach. Ternium has leading market participation in Argentina and, following the Grupo Imsa transaction, in Mexico. The location of its production facilities gives Ternium favorable access to some of the most important regional markets in the Americas, including the North American Free Trade Agreement, or NAFTA, and Mercado Común del Sur, or Mercosur;

•

Experienced and committed management team. Our management team has extensive experience in, and knowledge of, the steel industry, which enhances Ternium’s reputation in the global steel markets. A large percentage of our senior managers have spent their entire careers working within the steel businesses of San Faustin and its affiliates. Our management team has substantial experience in increasing productivity and reducing costs, as well as in identifying, evaluating and pursuing growth opportunities and integrating acquisitions; and

•

Strong financial position. We believe that, since the completion of our initial public offering in February 2006, Ternium has maintained a solid financial position. Our strong cash flow generation provides us with the flexibility and resources to enhance existing businesses through investment projects and to make strategic investments and acquisitions.

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

Hot dipped galvanized and pre-painted sheets: Hot dipped galvanized sheets are produced by adding a layer of zinc to cold rolled coils, which are afterwards cut into sheets. Galvanized sheets can also be pre-painted, resulting in a product that is mainly sold to the construction industry for building coverings, manufacturing of ceiling systems, panels, air conditioning ducts and several other uses. Ternium also offers, under the trademark Zintroalum in Mexico and Cincalum in Argentina, a distinctive type of galvanized product with coating composition that contains 55% aluminum-zinc to improve product performance for construction industry, including rural, industrial and marine sites.

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

Steel billets: Billets are semi-finished steel forms that are used as inputs in the production of long steel products such as bars, channels or other structural shapes. A billet is different from a slab mainly in its dimensions. Both billets and slabs are generally cast using the continuous casting method. Following the completion of the Sidor nationalization process, we will no longer produce significant volumes of billets. For more information on the recent developments relating to the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”

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

•

Tubes for general use. These are finished square or round cross-section tubes (uncoated or galvanized) mainly used in the automotive-part and automotive industries, bicycles, furniture, home accessories, hospital equipment, posts for wire mesh garden and poultry tools.

•

Structural tubes. These are high-quality and multi-purpose products, recommended for structures that need to withstand specific mechanical stress. Typical applications for these tubes are scaffolding, handrails and guard-rails.

•	Tubes for mechanical applications. These are round shaped tubes (uncoated or galvanized) mainly employed in assembled parts of agricultural machinery and industrial equipment.

•	Conduction tubes. These tubes, available without protective anti-rust covering (black) or galvanized, are used for conduction of water, air, gas and special fluids.

•	Conduction electrical tubes (conduit). These are electrical-resistant, welded, round-shaped tubes with coupling endings for either wall covered or uncovered internal building electrical installations.

•	Petrol tubes. Tubing of up to 6mm in thickness, in nominal interior diameters of 2 3/8” up to 6”, specially designed for oil conduction applications or high-pressure liquids.

Beams. Open and tubular section products obtained by roll forming of steel strips.

•	C section (purlins). These are open structural steel profiles with a “C” shape, utilized as window frames, stilts, mainstays, crossbeams and other elements in structures.

•	Z section (purlins). These are open structural steel profiles with a “Z” shape, utilized in the construction industry for building structures. Due to its shape it can be overlapped and stacked.

•	Tubular section. These are small metallic beams used as supports, guides and crossbars for installing windows, doors, frames and boards.

Rollformed products: These are products obtained from the mechanical transformation of flat steel and used mainly in the construction industry. Rollformed products include:

•

Insulated panels. Continuous-process-made panel, formed by a polyurethane foam layer between two steel painted sheets. Thermal isolation and easy installing joints are their most distinctive properties. There is a whole set of different shapes and sections for this product. Widely and successfully applied in warehouses, commercial and industrial refrigeration installations. Can also be used in grain storage, poultry and porcine confinement facilities.

•

Roofing and Cladding. Products made by roll-forming of pre-painted, galvanized and 55% aluminum-zinc coated steels, in sinusoidal, trapezoidal and standing seam profiles. They are mainly used for roofing and side walls for buildings of all kinds of constructions

•

Roof tiles. Product manufactured from galvanized prepainted steel. Its main advantages are that it is lighter, more resistant and waterproof and makes for a faster installation compared to similar systems. It is similar in appearance to traditional tiling but has the durability of coated steel.

•

Steel Deck. Galvanized structural steel flooring system for modern rapid-installation buildings. It optimizes construction times by eliminating the need for traditional framing, as it allows for the simultaneous molding of terraces and mezzanine floorings with significant savings in building time and costs.

Pre-engineered metal building systems: These are steel construction systems for low-rise, non-residential buildings. Include frames, secondary steel members, roofs and walls panels, as well as finishings and accessories. All are precisely manufactured to meet or exceed the highest standards of testing and certification.

We also produce pig iron and pellets.

Within each of the basic product categories there is a range of different “items” of varying qualities and prices that are produced either to meet the particular requirements of end users or sold as commodity items.

Production Facilities and Processes

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

Our main steel production facilities are located in Argentina, Venezuela, Mexico, the United States and Guatemala. The following map shows Ternium’s manufacturing centers and commercial network offices around the world as of the date of this annual report. For more information on the recent developments relating to the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”

United States
Mexico
Guatemala
Venezuela
Argentina
Production Centers
Commercial Offices

Ternium’s aggregate production capacity of hot rolled steel products for the year ended December 31, 2007 was of approximately 10 million tons. Ternium’s aggregate production capacity of long steel products (wire rod and rebar) was 2.1 million tons for the same year. In this annual report, annual production capacity is calculated based on standard productivity, estimated product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process. We expect these figures to be adversely affected by the loss of Sidor in our industrial system.

Argentina

Ternium’s subsidiary Siderar is located in Argentina and conducts its operations through production facilities at the seven locations described below. Each facility is owned by Siderar and located in the Province of Buenos Aires, Argentina.

The following table presents the annual production capacity of the major operational units of the facilities located in Argentina as of December 31, 2007:

		Capacity
		(Thousand tpy)
2	Coke Plants	1,270
1	Sinter Plant	1,430
2	Blast Furnaces	3,700
1	Continuous Casting	2,850
1	Hot Rolling Mill	2,750
2	Cold Rolling Mills	1,610
1	Tinning Mill	160
2	Galvanizing Mills	530
1	Electro-galvanizing Mill	120
1	Painting Facility	65
2	Welded Steel Tubes Facilities	190

Ramallo. Our principal manufacturing facility in Argentina is a fully integrated, strategically located plant on the banks of the Paraná River near the town of San Nicolás in the district of Ramallo, which is approximately 280 kilometers north of the city of Buenos Aires. This plant was acquired in the privatization of the state-owned company Somisa in 1992. The Ramallo facility produces all of Argentina’s operations crude steel and has an effective annual production capacity of 2.8 million tons per year (“tpy”). The Ramallo facility includes:

•	two coke oven plants;

•	a continuous feed sinter plant;

•	two blast furnaces;

•	a steel making plant;

•	a hot rolling mill;

•	a cold rolling mill;

•	an electrolytic tinning mill;

•	two service centers: one for tin plated products, with a current capacity of 155 thousand tpy and another for hot rolled product with a capacity of 130 thousand tpy;

•	a 27 feet deep, two-dock port on the Paraná river used for the reception of raw materials (mainly iron ore and coal) and for the shipment of finished products; and

•	auxiliary services such as a thermo-electric plant, an oxygen, nitrogen and argon gas-separation plant, lime kilns, a maintenance shop and computer and training centers.

Ensenada. The Ensenada plant has a capacity of up to 1.0 million tpy of cold rolled uncoated sheets and coils. The hot rolled coils it uses come from the Ramallo facility, located at a distance of 330 kilometers by land and approximately 300 kilometers by river. The plant is located on the bank of the River Plate at Ensenada, approximately 70 kilometers south of Buenos Aires. The facility includes:

•	a cold rolling mill; and

•	a private port with one freight platform of 150 meters capable of unloading vessels of up to 35 thousand tons and other auxiliary installations for maintenance and administrative activities.

Florencio Varela. This facility is located in Florencio Varela, 30 kilometers south of Buenos Aires at a distance of 35 kilometers and 295 kilometers from Ensenada and Ramallo, respectively. This plant receives cold rolled coils from Ensenada and Ramallo as raw material for its own processes. The facility in this location includes:

•	an electrolytic galvanizing plant.

•

two services centers that produce blanks, skelp and sheets, which are customized steel shapes cut from flat steel products for use by customers in the manufacture of finished products. The service centers have a production capacity of 420 thousand tpy of blanks and customized products.

Haedo. The Haedo plant is located at a distance of 90 kilometers from the Ensenada facility and 270 kilometers from Ramallo. Crude cold rolled sheets used at the plant are received from the Ramallo and Ensenada facilities. The Haedo plant includes a continuous hot dipped galvanizing line and a cut-to-length line, four shapers and five presses.

Canning .. This facility is located in Canning, approximately 40 kilometers south of the city of Buenos Aires. This facility includes:

•	a galvanizing line used for the production of hot dipped galvanized steel and products under the trademark “CINCALUM.”

•	a continuous painting line for coils fully dedicated to the construction and home appliance markets.

•	a cut-to-length line and corrugating machines for the production of a variety of corrugated products.

Rosario. This facility is located in Rosario, Santa Fe province, approximately 300 kilometers north of the city of Buenos Aires. This facility provides steel tubes welded by electrical resistance with a capacity of 130 thousand tpy for structural use.

San Luis. This facility is located in San Luis, San Luis province approximately 800 kilometers north west of the city of Buenos Aires. This facility provides steel tubes welded by electrical resistance with a capacity of 60 thousand tpy for structural use.

Venezuela

Sidor owns an integrated steel manufacturing complex with flat and long steel production capabilities. It is located close to the city of Puerto Ordaz, in the industrial zone of Matanzas on the banks of the Orinoco River. This prime location connects the facilities directly to the Atlantic Ocean.

The following table presents the annual production capacity of the major operational units of the complex located in Venezuela as of December 31, 2007:

		Capacity
		(Thousand tpy)
1	Pelletizing Plant	8,000
2	Direct Reduction Plants	4,800
1	Slabs Steel Shop	3,600
1	Hot Rolling Mill	2,800
1	Cold Rolling Mill	1,700
1	Tinning Mill	200
1	Billets Steel Shop	1,400
1	Wire Rod	600
1	Bar Mill	460

The complex includes:

•	a pellet plant that produces pellets used as raw materials in the production of direct reduction iron, or DRI;

•

three types of direct reduction technologies to produce DRI: a continuous bed reduction technique using Midrex I and Midrex II technologies; and one fixed bed reduction technique using HYL II technology;

•	a steel making plant;

•	a hot rolling mill;

•	a cold rolling mill;

•	facilities for the production of billets;

•	facilities for the production of wire rod;

•	facilities for the productions of bars; and

•	a cut-to-length line for hot rolled product.

Mexico

Ternium conducts operations through facilities located in the Mexican cities of Monterrey, Apodaca, Puebla and Monclova. Furthermore, Ternium sources all of the iron ore used in its Mexican facilities from its mines located in Colima and Michoacán, and refines that iron ore into DRI using proprietary technology.

The following table presents the annual production capacity of the major operational units of the complex located in Mexico as of December 31, 2007:

		Capacity
		(Thousand tpy)
3	Direct Reduction Plants	2,490
1	Slabs Steel Shop	1,850
2	Billet Steel Plants	1,460
4	Hot Rolling Mills	4,320
7	Cold Rolling Mills	2,280
7	Galvanizing Lines	1,460
6	Painting Lines	620
14	Tubing Mills	640
5	Panel Lines	80

Monterrey. Ternium’s facilities in Monterrey’s metropolitan area, include:

•	two DRI facilities;

•	a steel making plant;

•	three hot rolling mills;

•	six reversing cold rolling mills and one tandem semi-continuous cold rolling mill;

•	six pickling lines, annealing ovens, four temper mills, three skin-pass mills and tension leveling equipment;

•	six galvanizing lines;

•	five painting lines;

•	fourteen tubing mills;

•	five panel lines; and

•	three steel service centers that produce a variety of specialized products, with a total capacity of 2.5 million tpy.

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

Close to Ternium’s Monterrey facilities are the CS Industrial Nogalar, CS Comercial Apodaca, and CS Industrial Apodaca service centers dedicated to the processing of non-coated and coated steel to produce slitted, cut to length, rollformed products and shapes in various widths and lengths. The total processing capacity in Monterrey’s facilities is 2.5 million tpy.

The Monclova Plant—Coahuila. Located in Monclova, Coahuila, the Monclova Plant is dedicated exclusively to the production of coated steel. This plant purchases cold rolled coils in the domestic market and also receives cold rolled coils from Monterrey as raw material for its own processes. The facility in this location includes:

•	a galvanizing line; and

•	a painting line.

CS Industrial San Luis. This service center is located in San Luis Potosí State, south of the city of Monterrey. This facility processes coated steel to produce slitted and cut to length products in various widths and lengths. CS Industrial San Luis total processing capacity is 190 thousand tpy.

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

Las Encinas mines. Las Encinas is composed of three separate iron ore mines: Aquila and Cerro Náhuatl, which are in operation and El Encino, which is currently idle. All of them are located near its pelletizing plant, in the Mexican State of Colima, with a maximum annual capacity of 1.9 million tons.

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

Peña Colorada mine. The Peña Colorada mine consists of a single large mining site located in Minatitlán, Colima, Mexico. The mine is an open-pit mine which began operations in 1975, and has a production capacity of 8.5 million tons of crushed iron ore per year. There is a two-line pelletizing plant serving the Peña Colorada mine, with a total installed production capacity of 4.0 million tons of iron ore pellets per year plus and additional 0.4 million tons per year of pellet feed. Peña Colorada has convenient access to seaport and railroad facilities that enables the distribution of the iron ore pellets to the domestic and international markets.

Peña Colorada is operated by Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V., which has two shareholders—Ternium Mexico, S.A. de C.V. (“Ternium Mexico”) and Mittal Steel Lazaro Cárdenas (“MSLC”), a subsidiary of the ArcelorMittal group. Through Ternium Mexico, Ternium holds 50% plus one share of Peña Colorada and MSLC holds the remainder. Under the existing arrangements, Peña Colorada is required to sell half of the mine’s production to MSLC. See “—Raw Materials and Energy—Mexico—Iron ore.” Annual production capacities for the different production lines of the Peña Colorada mine are set forth in the following table:

Facility	Product	Capacity
		(Thousands tpy)
Crushing Plant	Crushed ore	8,500
Concentration Plant	Concentrated	4,400
Pelletizing Plant	Pellet	4,000

For further information please refer to “—Production Process—Mexico.”

United States of America

In connection with the Grupo Imsa transaction in July 2007, we acquired four operating facilities dedicated to the production of coated steel and several businesses focused on downstream products and services in the United States.

The production facilities are located in the states of Louisiana, Washington, Alabama and California. The other businesses offer products and services such as panel, steel decks and pre-engineered buildings, with service centers and sales offices throughout the United States. The following table presents the annual production capacity of the major operational units of the facilities located in the United States as of December 31, 2007:

Facility	Product	Capacity
		(Thousands tpy)
1 Cold Mill	Cold Rolled Coils	450
3 Galvanizing Lines	Galvanized and coated sheets	700
4 Painting Lines	Pre-painted sheets	500

Kalama. The Kalama plant uses hot rolled coils and colled rolled coils as raw materials, which are purchased in the international market. The plant is located on the West Coast of the state of Washington. The facility includes:

•	a pickling line with a capacity of 560 thousand tpy;

•	a cold rolling mill with a capacity of 450 thousand tpy;

•	one galvanizing line with a capacity of 240 thousand tpy;

•	one painting line with a capacity of 110 thousand tpy; and

•	a cut-to-length line and a slitting machine for the production of a variety of processed products.

This facility was sold on February 1, 2008, as part of the sale of certain non-core assets in the United States. For more information, see “G. Recent Developments.”

Shreveport. This facility is located in Shreveport, Louisiana on the bank of the Red River, approximately 550 kilometers north of New Orleans. This plant purchases cold rolled coils in the international markets as raw material for its own processes. The facility includes:

•	one galvanizing line with a capacity of 240 thousand tpy;

•	one painting line with a capacity of 160 thousand tpy; and

•	a slitter to produce customized products.

Rancho Cucamonga. The Rancho Cucamonga plant is located in California. Cold rolled coils used at the plant are purchased in the international markets. The Rancho Cucamonga plant includes a galvanizing line with a capacity of 220 thousand tpy of coated sheets and a painting line with a capacity of 105 thousand tpy. The facility also operates a slitter for the production of customized products. This facility was sold on February 1, 2008, as part of the sale of certain non-core assets in the United States. For more information, see “G. Recent Developments.”

Fairfield. The Fairfield plant is located in Alabama. Hot dipped galvanized coils used at the plant come from the Shreveport plant and are also purchased from the domestic market. The Fairfield plant includes a painting line with a capacity of 125 thousand tpy. This facility was sold on February 1, 2008, as part of the sale of certain non-core assets in the United States. For more information, see “G. Recent Developments.”

Central America

In connection with the Grupo Imsa transaction in July 2007, we acquired facilities in Central America. The operations include one coated steel production facility in Guatemala and service centers in Costa Rica, Nicaragua, Honduras and El Salvador. The production facilities receive cold rolled coils from the plant in Monterrey and also purchase them from the international market. The service centers receive galvanized sheets from the Guatemala plant.

Guatemala. This facility is located in Villa Nueva, Guatemala in the metropolitan area of Guatemala City. The facility includes two galvanizing lines with a capacity of 125 thousand tpy, and processes coated sheets at its service center with one slitter, four cut-to-length lines and eight rollforming lines to produce customized products in various widths and lengths.

Costa Rica, Nicaragua, Honduras and El Salvador. The service centers located in these countries process coated sheets from the Guatemala plant and include cut-to-length and rollforming lines.

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

Argentina

Ternium’s Argentine subsidiary Siderar is the primary integrated manufacturer of flat steel products in Argentina. Siderar produces crude steel through the use of blast furnaces, which are large chambers lined with refractory bricks used to make pig iron through the melting of pellets, sinter (a mixture of iron ore and limestone) and coke. The molten pig iron is then mixed with steel scrap and limestone in a basic oxygen furnace through a process that removes impurities from the pig iron by injecting pure oxygen at high pressure into the molten metal, burning-off carbon and other elements. The molten steel is then cast using the continuous casting method into slabs. The steel slabs are then sent to a hot rolling mill to be reheated and rolled into hot rolled coils.

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

Venezuela

In Venezuela, Sidor manufactures a wide variety of steel products ranging from semi-finished products such as slabs and billets to finished products such as hot, cold and coated flat products and wire rod and bar long products.

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

Mexico

In Mexico, Ternium’s subsidiaries manufacture a variety of steel products, including hot rolled coils and sheets, cold rolled coils and sheets, rebar and wire rod, tubular products, such as welded pipes, and processed steel products including galvanized steel, pre-painted steel, mechanical tubular products and insulated panels.

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

For flat products, molten steel is casted into slabs using state-of-the-art technology that produces thin slabs, which then are rolled into hot and cold rolled coils. The steel is then further processed to higher value-added products such as galvanized and prepainted steels, as well as tubing, insulated panels andarchitectural panels, etc. We also purchase from third parties slabs for further processing.

Finally, for long products, molten steel is cast into steel billets that are rolled into rebar and wire rod, such as tire cord and cold heading qualities.

One of Monterrey’s DRI plants includes the latest DRI HYL® technological advances, such as Hytemp®, which permits the hot discharge of the DRI to the electric arc furnace generating significant energy savings and improving productivity. The use of state-of-the-art proprietary technology allows our subsidiaries’ production in Mexico to accommodate higher proportions of steel scrap and other metallic charge when high natural gas prices make DRI more expensive to produce.

Sales and Marketing

Net Sales

Ternium primarily sells its steel products in the regional markets of North America and Central and South America, where it can leverage its strategically-located manufacturing facilities to provide specialized products and delivery services to its clients.

Our total net sales amounted to USD8.2 billion in 2007, USD6.6 billion in 2006 and USD4.4 billion in 2005. For further information on our net sales see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations”.

The following table shows Ternium’s total consolidated net sales by product and geographical region in terms of U.S. dollars for the years indicated:

	For the year ended December 31,

In thousands of U.S. dollars	2007	2006	2005
Flat Steel Product Sales
South and Central America	3,743,473	3,051,449	2,403,434
North America	2,617,311	1,960,722	949,151
Europe and Other	150,998	48,411	327,997

Total Flat Steel Products Sales	6,511,783	5,060,582	3,680,582

Long Steel Product Sales
South and Central America	764,101	526,780	370,635
North America	695,953	735,823	252,576
Europe and Other	6,852		2,157

Total Long Steel Product Sales	1,466,907	1,262,603	625,368

Total Other Sales(1)	205,691	242,397	143,821

Total Sales	8,184,381	6,565,582	4,449,771

(1)	The item “Other Sales” includes mainly sales of pig iron and iron ore.

In thousands of tons (unaudited)	For the year ended December 31,
	2007	2006	2005
Flat Steel Product Sales Volume
South and Central America	4,780	4,361	3,463
North America	3,125	2,413	1,406
Europe and Other	239	88	514

Total Flat Steel Product Sales Volume	8,144	6,861	5,383

Long Steel Product Sales Volume
South and Central America	1,257	948	709
North America	1,113	1,225	503
Europe and Other	15		5

Total Long Steel Product Sales Volume	2,386	2,174	1,218

Total Sales Volume(1)	10,530	9,035	6,600

(1)	The Total Sales Volume does not include the tons of Other sales.

South and Central America

Sales to customers in South and Central America accounted for 56.1% of Ternium’s consolidated sales during 2007, 56.4% during 2006 and 62.8% during 2005. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal year ended December 31, 2007 compared to fiscal year ended December 31, 2006—Net sales” and —Fiscal year ended December 31, 2006 compared to fiscal year ended December 31, 2005—Net sales.”

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

Ternium’s principal clients in the region are located in Argentina and Venezuela. Its sales in these countries are sensitive to the general economic conditions and government actions and policies, such as the restrictions in Argentina and Venezuela on certain foreign currency transfers. For further information on the risks related to an investment in Argentina or Venezuela please refer to Item 3. “Key Information—Risk Factors—Risks Relating to the Countries in Which We Operate.” For more information on the recent developments relating to the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.” We also sell to clients in other South and Central American countries, including Colombia, Ecuador, Chile, Peru, Guatemala, Costa Rica and Honduras.

North America

Sales to customers in North America accounted for 41.8% of Ternium’s consolidated sales during 2007, 42.2% during 2006 and 29.1% during 2005. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal year ended December 31, 2007 compared to fiscal year ended December 31, 2006—Net sales” and —Fiscal year ended December 31, 2006 compared to fiscal year ended December 31, 2005—Net sales.”

Ternium’s largest markets in North America are Mexico and the United States.

Most of Ternium’s Mexican customers are located near its plants in Monterrey and Puebla. Flat steel products are mainly sold in Mexico to construction companies, to industrial customers in the packaging, electric motors and service center industries, and to distributors and auto parts manufacturers. The principal segments in the Mexican coated steel market are construction, manufacturing (air conditioning, lamps and furniture), appliances and auto parts. Ternium generally serves industrial clients that require high quality specifications, as well as commercial clients through service centers and warehouses. The rebar and wire rod markets in Mexico are generally characterized by a large number of orders of small volume, and competition is largely based on price. The customer base for bar and rod products in Mexico consists primarily of independent dealers and distributors, who in turn retail the products to their customers in the construction industry. Ternium markets its tubular products mainly through Mexican independent distributors, and the balance is sold directly to industrial clients.

Clients in the United States of America are served directly through the Louisiana plant and through Ternium Internacional’s Houston office and distribution and service centers, which manage transport and logistics issues and provide local services and assistance. The Gulf Coast and a large portion of the West Coast, in particular, are fast growing regions in which our Mexican facilities are highly competitive. The main markets in the United States are the construction industry and the energy market and its related steel consumption.

Europe and Other

Sales to customers in Europe and other markets accounted for 2.1% of Ternium’s consolidated sales during 2007, 1.5% during 2006 and 8.2% during 2005. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal year ended December 31, 2007 compared to fiscal year ended December 31, 2006—Net sales”and —Fiscal year ended December 31, 2006 compared to fiscal year ended December 31, 2005—Net sales.”

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

In 2003, Siderar established a department focused on the development of small- and medium-sized companies (Propymes), under a program created by the Techint Group for the development of its clients and the local industry. The objective of the program is to improve the competitiveness of clients and suppliers, to increase their exports and allow them to substitute imports for local products. Nearly 310 companies are part of this program, which provides support for the commercial, financial, industrial and institutional requirements of these companies. Propymes was also implemented in Venezuela in 2004 and Mexico in 2007, with the same objective of promoting local industry.

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

In addition to its offices located in Argentina, Venezuela and Guatemala, Ternium has commercial and administrative offices in, Colombia, Ecuador, Peru, Uruguay, and service centers in El Salvador, Honduras, Nicaragua and Costa Rica. These offices generally provide commercial services such as the development and maintenance of contacts with clients and end users, analysis of businesses opportunities, assistance to buyers before and after sales, participation in price negotiations, analysis of the market and competitors and assistance in the design and organization of the commercial and promotional strategy for sales in the respective countries. In addition in some of these locations we are able to provide customers with cut-to-length and other customized products locally.

North America

The North American steel market is highly competitive, since most major international steel producers’ direct part of their sales efforts to this region. The Hylsamex acquisition and the Grupo Imsa transaction significantly increased North America’s importance to Ternium’s overall sales.

In Mexico, where our production facilities are located, we can provide customized services and deliveries. Ternium’s principal steel clients in Mexico are in the construction and manufacturing industries (including steel furniture, automotive and electric and home appliances).

Mexico’s steel market is strongly oriented toward end users, representing 51% of our subsidiaries domestic sales in 2007 and 54% 2006. In addition, several Mexican steel producers compete with us in the flat and long steel markets, including AHMSA, Arcelor Mittal, DeAcero S.A. de C.V., or DeAcero, and Aceros San Luis S.A. de C.V., or Aceros San Luis. Ternium’s experienced sales force specializes in the needs of each market sector and focuses on value-added products and services. In this competitive and end-user oriented market, the extensive use of well-known commercial brands allows customers to clearly recognize Ternium’s products. Ternium seeks to increase its competitive advantage by providing value-added services, including the technical assistance related to steel use and production, and developing new steel products.

Ternium has a commercial presence in the United States, including a plant and an office in Shreveport and Houston. From these locations, Ternium provides steel products and related services: logistics, stock management and customer assistance.

Europe and Other

Sales to Europe and the other markets are carried out through a commercial office located in Spain. This office is focused on activities such as trading. It is also responsible for the development of commercial and marketing activities in order to expand Ternium’s client base, the organization of provision programs and activities to promote steel products and the assistance in the purchase process for slabs and semi-finished steel for Ternium. It also provides services related to other commercial requirements, such as credit risk analysis and credit risk insurance, follow up on orders and other customer support.

Competition

Global Market

The steel industry operates predominantly on a regional basis, with large industry participants selling the bulk of their steel production in their home countries or regions, where they have natural advantages and are able to more effectively market value-added products and provide additional customized services. Despite the limitations associated with significant transportation costs, as well as the restrictive effects of protective tariffs and other trade restrictions, international trade of steel has generally increased in the last decade as production has shifted towards low-cost production regions. In addition, since 2002, several large steel manufacturers have merged with each other or acquired steel companies in other parts of the world. This wave of consolidation has resulted in a number of large, global producers with significant operations in several regions and/or continents, contributing to the increasing globalization of the steel industry. Considered as a whole, however, the steel industry still remains considerably fragmented, compared with market conditions characterizing certain of our key suppliers and customers, e.g. iron ore suppliers and the automotive industry.

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

There has been a trend in recent years toward steel industry consolidation among Ternium’s competitors. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel, which subsequently acquired International Steel Group. Furthermore, in June 2006, Mittal Steel and Arcelor merged to create the world’s largest steel company, Arcelor Mittal. In April 2007, Tata Steel completed the acquisition of Corus. Despite this trend, the global steel market remains highly fragmented. In 2004, the five largest producers (Mittal Steel, Arcelor, Nippon Steel, JFE and POSCO) accounted for approximately 19% of total worldwide steel production, with Arcelor Mittal, the largest, accounting for less than 10%. Also in 2007, 2006 and 2005, the five largest steel producers accounted for 19%, 19% and 18%, respectively, of total worldwide steel production (compared to 15% in 2000). In 2007, the consolidation trend continued with the acquisition in March of Aceria Paz del Rio of Colombia by Votorantim, followed shortly by Gerdau adquiring Chaparral Steel in July. In North America, the last independent Canadian producer was incorporated to the northern block after being acquired by US Steel in August 2007, and Ternium continued its growth through the Grupo Imsa transaction in July. As a result of these transactions, the top five producers of Latin America account for 74% of the production in the region.

Steel prices in general, including for both flat and long products, have undergone significant volatility in recent years. From 2000 to 2002, the industry, especially in North America, experienced fluctuating capacity, low demand growth levels and other adverse conditions, which led to depressed steel prices and also adversely impacted many steel producers’ profitability. In 2003 and 2004, steel prices increased worldwide, due to higher economic growth in most regions, particularly China and other developing countries, as well as higher raw material prices (iron ore, ferroalloys and energy). Prices decline in the last quarter of 2004 and the first half of 2005, partially due to inventory liquidation, but recovered in the second half. Although prices in 2005 were below the 2004 peak, they remained well above the ones from 2000 to 2002. In 2006, prices increased in the first half of the year due to better global economic performance and declined in the second half, but remained on average above 2005 levels. In 2007, the construction and automotive industry’s activity in the United States of America experienced a slightly increase, which affected the international steel prices. During the first quarter of 2008, steel prices went up due to higher raw material and energy costs notwithstanding a decline in activity in the construction and automotive industries in the United States. Given the strong competition that characterizes the flat steel industry; several countries have imposed trade restrictions to protect their domestic steel industries from imports at below market conditions, commonly referred to as “dumping.” For a summary description of some of these regulations, see “—Regulation—Trade regulations.”

South and Central America

Ternium competes against importers of flat steel products in Argentina and Venezuela, countries in which Ternium is a leading domestic producer. Producers of flat steel products usually enjoy a strong competitive position in their domestic markets due to logistical and other advantages that allow them to offer value-added services and maintain strong relationships with domestic customers. Ternium’s subsidiaries have established strong ties with major consumers of flat steel products in their home markets, which have been reinforced by customized delivery arrangements. For more information on the recent developments relating to the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”

Argentina. Ternium’s subsidiary Siderar is the main producer in Argentina of flat rolled steel products and faces little competition from domestic steel producers across the majority of its product lines. Its main competition in the Argentine flat steel market is limited to imports, mainly from Brazil. The main Brazilian producers of flat steel value-added products are Usiminas (a shareholder of the Company), Companhía Siderúrgica Nacional and Companhia Siderúrgica de Tubarão (part of the created Arcelor Brasil). In the market for intermediate products for the manufacture of structural pipes, Ternium competed in the past with Acindar (an Arcelor Mittal subsidiary), an Argentine company mainly dedicated to the production of long steel products which had a minor share in the flat steel market. On January 31, 2006, Siderar acquired assets and facilities of Acindar related to the production of welded steel pipes in the province of Santa Fe in Argentina and 100% of the issued and outstanding shares of Impeco S.A., which in turn owns a plant located in the province of San Luis in Argentina, for a total purchase price paid of USD55.2 million. These two plants have an annual production capacity of 140 thousand tpy of tubes to be used in the construction, agricultural and manufacturing industries.

We believe that the threat of new competitors entering the Argentine flat steel market is mitigated by:

•	Ternium’s substantial domestic market share;

•	the specialized service provided locally;

•	the high capital investment required to construct an integrated manufacturing facility;

•	the scarcity of good quality scrap in Argentina for use in an electric arc furnace “mini-mill”;

•	Ternium’s low production costs and its potential ability to expand capacity at a relatively low investment cost compared to the cost of building and installing an electric arc furnace “mini-mill”; and

•	the significant freight costs in exporting to Argentina, and especially the Buenos Aires area, where most of the flat steel demand is concentrated.

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

Venezuela. Ternium’s subsidiary Sidor is the sole producer of flat steel products in Venezuela. Sidor’s only source of competition in the flat steel markets comes from imports. However, imported flat steel products do not account for a significant portion of the Venezuelan market, representing only, on average, a 17%, 10% and 8% market share in Venezuela for the year ended December 31, 2007, 2006 and 2005, respectively.

Sidor is the main producer in Venezuela of long steel products, but it faces competition from other domestic producers of long products. Sidetur, a subsidiary of Sivensa, is Sidor’s primary competitor in the domestic long steel products market.

Siderúrgia Zuliana C.A., or Sizuca, also competes, to a lesser extent, for Ternium’s share of the domestic market for long products and, in particular, rebar.

For more information on the recent developments relating to the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”

North America

Mexico. Ternium has strong domestic competitors in the Mexican steel market and faces increasing competition from imports. Total imports of flat steel products have increased sharply in recent years and according to Canacero, the Mexican chamber of the iron and steel industry, accounted for 29.4%, 32.7% and 28.8% of the Mexican market in 2007, 2006 and 2005, respectively.

The largest Mexican competitor in the flat products market is AHMSA, an integrated steel producer located in Monclova, Coahuila that produces a wide variety of steel products. Another significant domestic competitor is Lámina y Placa Comercial S.A. de C.V. (Grupo Villacero), a distributor of steel products with operations throughout Mexico.

In the rebar market, Ternium’s largest competitor is Siderúrgica Lázaro Cárdenas—Las Truchas S.A. de C.V. (“Sicartsa”), that is currently part of Arcelor Mittal. To a lesser extent, Ternium also faces competition from Aceros San Luis and Grupo Vigil. In the low-carbon wire rod market, Ternium’s main competitors are DeAcero, Sicartsa, and to a lesser extent Aceros San Luis, Talleres y Aceros and imports.

The Mexican domestic market for small diameter welded pipe is regional, and competition from imported products is not significant. Orders are usually small and cover a wide range of product specifications. Ternium’s leading competitors in this market are Regiopytsa, Arcometal and Tubería Nacional S.A. de C.V.

The primary customers in the Mexican coated steel market are the construction sector and manufacturing companies (e.g. of air conditioners, home appliances and lighting fixtures). Ternium’s main competitors in this are Zincacero S.A. de C.V. and Galvasid.

We believe that the threat of new competitors entering the Mexican flat steel market is mitigated by:

•	the specialized service provided locally;

•	the scarcity of good quality scrap and high energy prices in Mexico for use in an electric arc furnace “mini-mill”;

•	Ternium’s low production costs, including its supply of iron ore from its own mines; and

•	Ternium’s ability to expand capacity at a relatively low investment cost compared to the cost of building and installing an electric arc furnace mini-mill.

United States of America. Ternium competes with U.S. manufacturers and distributors.

Capital Expenditure Program

Capital expenditures in Ternium’s facilities during 2007 amounted to approximately USD397.0 million. The main objectives of the capital expenditure program of Ternium are to:

•	increase steel production capacity to reduce purchases of slabs from third parties;

•	reduce production costs;

•	improve product quality, equipment reliability and productivity;

•	comply with applicable environmental standards; and

•	provide enhanced customer services.

In addition, Ternium is considering alternatives to increase its steelmaking capabilities though greenfield projects in Latin America. Any such long-term project would require significant capital investments and would be subject to a high level of uncertainty.

No assurance can be made that Ternium will be able to obtain the financing necessary to fund its projected capital and environmental remediation expenditures.

Argentina

During 2007, Ternium carried out a significant investment program to increase its production capacity and improve the product quality of its facilities in Argentina. Siderar’s investment in fixed assets amounted to USD140.7 million. The principal investments initiated or carried out were:

•	the expansion of the coke oven plant. The construction of battery No. 5 began in 2004 and was completed during 2007, increasing capacity by 210,000 tpy;

•	the revamping of part of the coke oven plant. The revamping of batteries No. 3 and No. 4 was launched during 2007 with the objective of improving performance and reducing gas emissions;

•	the relining of blast furnace No. 2. The relining work began in October 2006, and the start up of blast furnance No. 2 was in January 2007;

•	the relining of blast furnace No. 1. The preparatory works were launched during 2007, and the relining will begin during October of 2008 and we expect that it would be finalized during January 2009;

•

the construction of a new bag house in the steel shop. The construction of the new bag house in order to reduce dust emissions to the environment started during July 2007 and was finalized in December 2007;

•

the revamping of hot rolling mill. The commisioning of slab reheating furnace No. 5 was completed in January 2007. During 2007, we launched a new project aimed at expanding production capacity by adding a new coiler. Production capacity is expected to increase by a further 130,000 tons.

Siderar’s investment plan contemplates a significant increase in crude steel production capacity from the current 2.9 million tons to 4.0 million tons to facilitate growth of the manufacturing sector in Argentina and, at the same time, allow Ternium to continue to play an active role in international markets. Besides completing those investments initiated in 2004, the principal investments of the plan are focused on the installation of a new continuous caster and metallurgy equipment, the relining of blast furnace No.1 in two steps, the increase of capacity in Siderar’s sinter plant from 4,000 to 5,000 tons per day and the modernization of the facilities for storage and internal transportation of raw materials.

The plans also contemplate the upgrading of present production lines together with the incorporation of new production lines. We expect that the incorporation of automation systems and the use of available capacity in the services area will improve production efficiency by allowing for economies of scale and operating cost reductions.

Venezuela

During 2007, Ternium’s investments in fixed assets in Venezuela amounted to USD85.8 million. The most significant investments and projects carried out or initiated were:

•

revamping of the HYL reduction plant. Construction of the reactor structure is under way, and the principal equipment, including the reactor and auxiliar equipment, has been delivered to Sidor; old equipment is being dismantled;

•

the improvement of the loading system in the flat steel shop. This project boosts the capacity and flexibility of the loading system of the plant. Stages 1 and 2 began in 2006 and stage 3 began in 2007;

•	the improvement of slabs shipping in the flat steel shop. This project will eliminate operational bottlenecks in the flat steel shop;

•	the installation of a new ladle furnace No.3 in the steel mill. The new ladle furnace commenced operations in September 2007.

Mexico

During 2007, our Mexican subsidiaries invested USD 170.1 million. The most significant investments and projects carried out or initiated were:

•

the modernization of the thin slabbing plant. This includes the installation of a liquid core reduction system that provides casting in variable thickness. The modernization will be completed by the end of 2008 and will provide additonal capacity of steel casting and hot rolled band production of 100 mtpy;

•

the revamping of the hot rolling mill No.1. This includes the installation of a new walking-beam slab furnace that provides an additional rolling capacity of 400 mtpy; the new walking-beam furnace commenced operations in September 2007;

•

the revamping of the hot rolling mill No.3. This includes the installation of work-roll change system and the installation of new interstand equipment in the finishing mill. The project is expected to be completed during July 2008 and will provide an additional rolling capacity of 400 mtpy;

•	the revamping of the galvanizing line No.3. This project commenced operations in July 2007, and provides additional strip galvanizing capacity for 40 mtpy;

•

the installation of different strip processing lines in our service centers, including two sllitting lines, one multiblanking line and one cut to length line. All the lines were started up during 2007 and provided additional capacity of 80 mtpy for cold rolled, galvanized and pre-painted products and additional capacity of 80 mtpy for hot rolled products;

Some of the main investments planned during the next five years are the modernization of cold rolling mills, which will provide additonal capacity of 400 mtpy by the end of 2009, the opening of the Sierra del Alo mine site at the Las Encinas complex, the modernization of certain coating facilities and several information technology systems projects. In addition to these investments, management is considering capital expenditures aimed at routine maintenance or replacement of equipment.

Information technology investments

In addition to capital expenditures at its plants, Ternium has invested in the integration of its production, commercial and managerial activities. Some of the main information technology investments relate to the development of new software for its management platforms. The first project requires a significant technological change in Ternium’s systems and will provide users with a new set of management tools on a proprietary platform for the manufacturing, selling and distribution of Ternium’s products. Another project is expected to develop technological tools for related sectors such as human resources, finance and other administrative sectors. The Ternium companies invested an aggregate of approximately USD33.8 million in information technology projects in 2007.

In 2008 and in 2009, we expect to invest in information technology projects designed to facilitate the integration of and realize synergies among Ternium’s subsidiaries and improve the security measures over their information technology systems, and to continue developing the projects initiated in 2006 and in 2007.

Raw Materials and Energy

At Ternium’s integrated steel facilities in Argentina and Venezuela the principal raw materials Ternium consumes are iron ore, coal and ferroalloys. These are processed in blast or electric arc furnaces and afterwards in steel shops to obtain either slabs, which are further processed into value-added flat steel products, or billets, which are further processed into wire rods and bars. At Ternium’s electric arc facilities in Mexico, the principal raw materials are pellets and scrap. Another important raw material for Ternium’s production processes are slabs, hot rolled coils and flat rolled coils and energy. Below is a more complete description of the raw material and energy situation at Ternium’s integrated facilities in these countries. For a description of some of the risks associated with Ternium’s access to raw materials, see Item 3. “Key Information—D. Risk Factors—Risk Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials and energy could adversely affect Ternium’s profits.”

Argentina

In Argentina, Ternium’s subsidiary Siderar produces crude steel through the use of blast furnace technology. Siderar is the primary integrated manufacturer of flat steel products in the country, with an installed capacity of 2.9 million tons of crude steel. The principal raw materials used to produce steel are iron ore and coal. Important amounts of electricity and natural gas are also used in the manufacturing process.

Iron ore. Iron ore is purchased under long-term agreements from suppliers in neighboring Brazil. Prices under these contracts are determined on an annual basis in accordance with market conditions and follow the prices agreed upon between the major iron ore exporters and their main steel industry clients. Our aggregate annual consumption of iron ore in Argentina ranges between 4.0 and 4.5 million tons. Approximately 70% of Ternium’s local requirements for iron ore in different forms, such as pellets, lumps and sinter feed fines (iron ore fines smaller than 6 mm) is supplied by Brazil’s Companhia Vale Do Rio Doce, or CVRD. The remaining requirements consist mainly of lump ore (i.e., iron ore within certain size specifications ranging from 6 to 38 mm) from other suppliers located in Brazil, such as Mineração Corumbaense Reunida S.A., or MCR, a Rio Tinto subsidiary and MMX Corumba (MMX). The main contracts for these raw materials are with CVRD, MCR and MMX. Our geographic location provides favorable access to high quality lump produced in Brazil’s iron ore mines which are located in the Pantanal Region (Mato Grosso do Sul state) through the Paraguay and Paraná Rivers. The use of barges to haul this lump ore reduces the raw material costs associated with the provision of iron ore since those mines are outside of the international seaborne trade. The costs for iron ore in the seaborne trade, which represents imports from Brazil into Argentina, has been increasing since 2003. The price in 2007 increased 10% year-over-year (mineral year) mainly because it was one of the tightest markets in iron ore history.

In 2008, steel-making costs were impacted by rising iron ore prices (ranging between 65% and 87%).

Coal. Siderar obtains its coke through the processing of coking coal and petroleum coke in its coke ovens. Siderar requires different types of coal to produce coke. Coal is mainly purchased under annual renewable contracts with long term commercial suppliers. Siderar uses different international suppliers depending on the different types of coal used in the process, including Anglo Coal, BHP Billiton/Mitsui Alliance, Xstrata/Glencore, Jim Walter Resources Inc and Peabody Australia. The amount purchased from each supplier depends on mainly technical quality requirements of the blast furnace operations and to a lesser degree on commercial conditions. Estimated consumption of coal and petroleum coke is approximately 1.5 million tpy. Petroleum coke is sourced domestically from producers such as Exxon Mobil and Repsol YPF.

The price of metallurgical coal has increased substantially during 2008 due to tightening conditions in the global market as demand for metallurgical coal in emerging economies has not been matched with production increases and supply restrictions due to the effects on the supply chain of climatic events (mainly floods in Western Australia but also harsh winter conditions in Canada and China). The price for metallurgical coal has gone up approximately 200-230% from USD 100 per ton to around USD 300-330 per ton during 2008.

Electricity. Siderar consumes large quantities of electricity (approximately 135 Mw) for its manufacturing activities, particularly in its Ramallo and Ensenada facilities. The electricity required to cover most of our facilities needs is self-

generated by a wholly-owned thermoelectric plant with an installed capacity of 110 Mw located at the Ramallo facility. Most of the energy requirements of the thermoelectric plant are obtained from blast furnace and coke oven gases and from steam that is purchased from a power plant located at the Ramallo facility owned by Siderca S.A.I.C., a subsidiary of Tenaris. As of the date of this annual report, we are renegotiating the prices to be paid pursuant to the contract for steam purchased during the period from 2004 to the present, following the “pesification” of the contract to Argentine pesos at a one-to-one U.S. dollar to Argentine peso exchange rate in 2001. This contract renegotiation could result in a liability to Siderca for the period from 2004 to the present and higher future prices, the impact of which is not expected to be significant. The rest of the requirements are covered through the purchase of natural gas from Repsol YPF and other market vendors, or with alternative sources of energy such as fuel oil.

OPEL (“Operadora Eléctrica”), a subsidiary of Tenaris, currently manages our subsidiary’s thermoelectric plant and the plant owned by Siderca. We pay an administration fee for its services. This outsourcing contract is due to terminate in 2015.

Siderar covers electricity shortfalls or sells excesses, as the case may be, at spot prices in the wholesale market. In order to mitigate these shortfalls, it entered into an electricity supply contract with Genelba Power Plant, which is owned by Petrobras, to cover the Ramallo facilities shortfalls. In addition, it has also entered into a supply contract with Central Puerto Plant, which covers the Ensenada, Florencio Varela and Canning facilities shortfalls.

Natural gas. Siderar also consumes substantial volumes of natural gas in Argentina, particularly to operate its blast furnace and power generation facilities. The average daily consumption of its facilities is approximately 1,200 thousand cubic meters of natural gas.

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

Siderar had a long-term supply arrangement with Repsol YPF until December 2006. From December 2006 and up to July 2007, Siderar purchased gas from Repsol YPF at spot prices and on spot terms and conditions. A new short term agreement was reached during August 2007, which expired in April 2008. From April 2008 to the date of this annual report, Siderar has been purchasing gas from Repsol YPF at spot prices and on spot terms and conditions. The short-term agreement with Repsol YPF covered most of Siderar’s Ramallo facilities needs for natural gas while the rest were covered, and continue to be covered, mainly by Pluspetrol, a gas producer, and Albanesi S.A, a significant natural gas trader in Argentina. Negotiations for a new agreement with Repsol YPF that would last tentatively up to 2009 are under way.

Also, Siderar has a long term supply agreement with Tecpetrol, a company controlled by San Faustin. In March 2003, Siderar entered into an agreement with Tecpetrol under which Siderar paid USD17.3 million for the advance purchase of a total of 725 million cubic meters (up to 400 thousand daily cubic meters) of natural gas to be delivered over a period of 5 years on pricing terms that will enable it to share through discounts the impact of any increase in natural gas prices over that period with Tecpetrol. Under the terms of the agreement, we had a minimum guaranteed return on this advance payment equal to LIBOR plus 3.5%. In November 2006, the gas purchased from Tecpetrol covered the total amount paid in March 2003. Since then, no discount has been applied to gas price. In May 2007, Tecpetrol canceled the contract pursuant to a termination clause that allows any party to terminate the contract after the USD17.3 million was paid, and continues to supply gas at spot prices and on spot terms and conditions. Siderar’s purchases from Tecpetrol in 2007 and 2006 amounted to USD 7.1million and USD8.9 million, respectively. Siderar covers any variation in its requirements for natural gas in the spot market.

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

Other raw materials. Ternium has an on site oxygen, nitrogen and argon separation plants in order to extract these gases for use in the steelmaking process. In December 1993, Ternium’s subsidiary in Argentina entered into a contract with Air Liquide Argentina S.A. for the operation and maintenance of an oxygen separation facility at Ramallo that supplies oxygen, nitrogen and argon. This contract initially had a term of 15 years and was renewable by mutual agreement. It was amended in 2000 and 2002, and its term has been extended until 2021. Under the terms of the contract, Siderar is required to take or pay certain minimum daily amounts of oxygen, nitrogen and argon, which amounts are consistent with its production requirements in Argentina. Since 1993, Air Liquide had invested in new equipment in order to increase the plant capacity.

Venezuela

The principal raw materials and energy inputs used in Sidor’s steelmaking activities in Venezuela are iron ore, scrap steel and natural gas. Other inputs used include electricity, oxygen and various other gases.

Venezuela is rich in reserves of raw materials used by Sidor. Sidor believes that Venezuela’s original abundance of raw materials and the proximity of Sidor’s facilities to such raw materials provide it with a significant advantage.

Sidor currently purchases its iron ore, electricity and natural gas through long term arrangements with entities owned by the Venezuelan government which as of May 31, 2008, through CVG, owned 20.3% of the outstanding capital stock of Sidor. See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials and energy could adversely affect Ternium’s profits.”

In April 2008, the Venezuelan government announced its intention to nationalize Sidor. For more information on the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”

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

According to the new terms, the price of iron ore would follow the price of Carajas Fines. Due to the amended pricing formula, the cost of iron ore for fiscal years 2006 and 2007 increased by approximately 63% and 9.5%, respectively. Under the revised contract, the pricing formula may be adjusted every two years, on the basis of public policy, Sidor’s competitiveness and the evolution of international steel prices. In conjunction with the changes in price conditions for the supply of iron ore to Sidor by FMO, the Venezuelan government is offering a price reduction on raw materials acquired from state-owned enterprises, such as FMO, that may reach 10% over the agreed market reference price. These preferential supply terms, as established in the applicable Venezuelan regulations, are conditioned on commitments by potential beneficiaries to assist development of the domestic industrial sector and to support certain community needs. In June 2006, Sidor was notified that it had been granted a 7.61% discount on its iron ore price in connection with the initial assessment of Sidor’s proposed industrial development plan. However, on June 9, 2008, FMO gave notice to Sidor of the elimination of certain price discounts previously available to Sidor in connection with its iron ore purchases. The other terms and conditions of the 1997 contract remain in effect under the revised contract.

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

Scrap. Sidor’s consumption of scrap is approximately 580,000 tpy. In 2007, approximately 61.4% of the scrap used was obtained internally from products with technological or qualitative defects.

Electricity. Sidor’s production process requires a large amount of electricity. On August 21, 1997, Sidor entered into a twenty-year contract with EDELCA, a Venezuelan state-owned company, for the supply of all of Sidor’s electricity needs. This contract will terminate in 2018. Pursuant to the terms of the contract, Sidor is committed to pay, subject to a most favored nations provision linked to the prevailing prices for other established steel and iron producers in the region, an annual purchase price starting at USD17.14 per MWh, subject to annual adjustments beginning in 2000 of up to 3% and increasing to a fixed price of USD20.06 per MWh for the years 2005 through 2009. In addition, the terms of the contract impose a minimum annual fee equal to 75% of the average estimated fees for the year. The electricity is supplied from one electrical station in Macagua and three electrical stations in Guayana B located south of Sidor’s facilities. The energy is transmitted through four lines primarily from the “Guri” hydroelectric plant, with a capacity of 10,000 megawatts. The inner lines are distributed in seven sub-stations. Two of these sub-stations distribute energy to the electric furnaces and the rest cover the needs of the facility.

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

Lime. Sidor obtains the majority of its lime from its lime plant. The actual capacity of this plant is 500,000 tpy. The production of lime is subject principally to Sidor’s demands and to clients’ demands.

Mexico

In Mexico, Ternium’s process for producing steel relies on electric arc furnaces, which melt a combination of steel scrap and DRI to produce liquid steel, which is then further processed to make its steel products. Ternium’s production process requires extensive use of natural gas and electricity, and energy costs are one of the largest components of production costs.

Iron ore. As described under “—Production Process and Facilities—Mexico” above, Ternium’s subsidiaries own interests in two mining companies in Mexico: 100% of the equity of the Las Encinas mines, and a 50% controlling equity stake in Peña Colorada, which operates Mexico’s largest iron ore mine. In 2007, Ternium’s Mexican facilities sourced 100% of their iron ore requirements from its own mines. Under our arrangement with Peña Colorada, we are committed to sell 50% of the annual production of the mine to the other shareholder of Peña Colorada, MSLC. From the combined iron ore output retained by us, approximately 80% went to our own direct reduction plants, while the remaining 20% was sold in the international market mainly China and Malaysia. Most of the iron ore exports to China were made pursuant to an agreement to supply 2.9 million metric tons of pellets to China over a five-year period until March 2009.

DRI. Ternium’s vertical integration strategy in Mexico is centered on synergies created by mining its own iron ore and refining it to produce DRI with its proprietary HYL® direct reduction process. We believe that over the long-term, DRI is the preferable metallic input for the production of steel because under ordinary circumstances it is a less expensive and a better quality input than steel scrap. Nonetheless, Ternium seeks to maintain flexibility in the mix of steel scrap and DRI that it uses in its electric arc furnaces in Mexico, in order to better respond to fluctuations in raw materials prices. Ternium has the ability to substitute alternative metallics for DRI in periods where economic conditions make DRI more expensive to produce.

Slabs. Ternium’s Mexican subsidiaries consume large quantities of slabs. Since the Grupo Imsa transaction, a non-integrated producer, a portion of our requirements for slabs is covered by third party suppliers. We have entered into a ten-year slab supply agreement with Corus UK Limited (Corus) beginning on December 2004, which entitle us to purchase 15.4% of the production of Corus’s Teeside plant (estimated to be between 3.2 and 3.6 million tons of slabs per year.) This represents approximately 20% of Ternium Mexico’s slabs needs. The rest is purchased locally from an ArcelorMittal subsidiary and from various other sources, principally in Brazil, Australia and Japan, according to market conditions.

Scrap. In keeping with its vertical integration strategy, Ternium Mexico sources 100% of its steel scrap through its own steel scrap collecting and processing companies. In 2007, most of the scrap used was purchased domestically, with approximately 26% coming from the United States.

Electricity. The electric arc furnaces consume large quantities of electricity. During 2007, 58% of Ternium Mexico’s total consumption was supplied by the Comisión Federal de Electricidad (“CFE”, Mexico’s state-owned electricity company). The remainder was purchased under long term contracts from two other suppliers with power plants in the Monterrey area, namely: Iberdrola, a subsidiary of a Spanish utility company, and Tractebel Energia de Monterrey, S. de R.L. de C.V., a subsidiary of a U.S. utility company. Our long-term contract with Iberdrola is for 143 megawatts of capacity and our long-term contract with Tractebel is for 90 megawatts of capacity. In December 2007 Iberdrola invoked the contract’s early termination clause to reduce contracted capacity from 143 megawatts to 111 megawatts beginning in April 2008. Since April 2008, we increased electricity purchases from CFE to cover electricity consumption requirements formerly covered by Iberdrola.

Natural gas. Natural gas is one of the largest cost components of Ternium’s Mexican production processes. Natural gas is used as a reducing agent for the production of DRI and for the reheating of slabs and billets before the hot rolling process. In Mexico, Ternium subsidiaries purchase all of their natural gas from Pemex, the Mexican state-owned oil and gas company that is Mexico’s sole producer of natural gas, and from three distributors: Gas Industrial de Monterrey S.A. de C.V. (GIMSA), Compañía Mexicana de Gas (CMG) and Gas Natural Mexico. Natural gas prices are set monthly based on the spot price in southern Texas, adding only the equivalent surcharge for transportation and service costs plus a margin that is generally less than 5%. Ternium subsidiaries often enter into derivatives contracts with the intention of reducing the effects of volatility on a portion of its natural gas requirements.

Product Quality Standards

Ternium develops its products and services with a philosophy of continuous improvement and seeks to excel in its internal quality oversight of its products and processes. Ternium’s products are manufactured in accordance with the specifications of the International Organization for Standardization’s specifications, or ISO, and they also must satisfy proprietary standards and customer requirements.

Ternium has designed, developed and implemented the Ternium Quality Management System based on the platform ISO 9001:2000 and ISO/TS 16949:2002 applied to those areas according to its market needs related to automotive supplies (Argentina/Florencio Varela and Mexico/Coated - shaped), which have been audited by Lloyd’s Register Quality Assurance (“LRQA”) in order to obtain the ISO multisite certification for Ternium. The Ternium Quality Management System is aimed at aligning quality management systems and criteria throughout the Ternium group and replaced the individual quality management systems formerly in place at each of the Ternium subsidiaries and the individual certifications obtained by the subsidiaries.

In October 2006, LRQA audited and recommended the ISO multisite certification and the ISO/TS certification of Argentina/Florencio Varela facility. During the first months of 2007, Ternium obtained the multisite certification process and LRQA implemented the Ternium Quality Management System.

In October 2007, LRQA performed a follow up audit and recommended that the ISO/TS certification be maintained for Siderar/Florencio Varela facilities. In March 2008, LRQA performed an audit under TS standards at the Juventud facility with satisfactory results.

During February, March and April 2008, LRQA performed an audit under ISO 9001 of the Ternium Quality Management System at our Argentine and Mexican facilities as part of the follow up audits of the multisite certification process. As a result of these audits, LRQA recommended the continuation of the multisite certification of our plants.

Furthermore, each Ternium subsidiary has obtained the accreditations required by the national and international regulations on its specific products.

Research and Development; Product Development

Ternium continuously seeks to introduce new value added products and transform its technical knowledge into competitive advantages. We carry out our applied research efforts in conjunction with various universities and research centers. We also participate in international consortia.

Product development and research activities at Ternium are conducted through a central product development department, in coordination with local teams that operate in each production unit. The department, which combines the efforts of approximately 40 members throughout the United States, Mexico, Guatemala, Venezuela and Argentina, has a consolidated product development plan that combines the initiatives of the Company’s different production units.

During 2007, the development of new flat and long steel products targeted the requirements mainly of customers within the automotive, oil & gas tubular products, electric motor and domestic appliance industries. The assessment of customer needs and subsequent developments were possible due to Ternium’s direct contact with end-user customers.

Ternium’s association with Mexican and Argentine car manufacturers and auto parts suppliers resulted in the development of new parts for several vehicles. This developments required new hot rolled, coated and wire rod steels, supported by the design of new chemical compositions and the achievement of new thermo-mechanical processing conditions. New products developed in 2007 by Ternium for the automotive industry include hot rolled high-strength alloyed steel for beams and crossbars, hot dip galvanized steel grades for non-exposed applications and high-strength steel grade wire rod for springs. These developments allowed Ternium to access new markets such as the rail wagon manufacturing industry in Mexico, through the development of hot rolled copper-alloyed corrosion-resistant structural steel.

Ternium’s developments helped to reinforce its strategic position in the oil industry in Mexico, such as the introduction of new flat steel products for the production of API (American Petroleum Institute) line pipe for oil and gas conduction projects, including hot rolled and polygonal ingots for certain API grades.

Ternium strengthened its position in the motor manufacturing industry through the development of efficiency and productivity enhancing products, such as ultra-low carbon motor lamination cold rolled products.

For the home appliance market, Ternium continued introducing high value-added coated products, which are designed for specific functional or aesthetic applications. Recent developments in this area include scratch-resistant hot dip galvanized and pre-painted steel for refrigerator doors and antimicrobial pre-painted steel for heating, ventilating and air conditioning units.

For 2008, Ternium expects to focus its research and development efforts to improve products characteristics for products in its main industrial segments, including advanced high strength steel for the automotive, construction and pipe industries; environmentally friendly coatings with superior performance for the domestic appliance and food canning industry segments;

special grades for electrical use and improved corrosion-resistant coated steels for industrial, commercial and construction applications.

Ternium’s new product research and development activities are carried out in three simultaneous and complementary axes:

•	The first axis, comprising one- to two- year-term projects, primarily encompasses Ternium’s in-house new product and process development activities.

•

The second axis, comprising two- to three-year-term projects, primarily encompasses the applied metallurgical research required to support the development of new products. These activities are conducted mainly in coordination with universities and research centers such as the Center for Industrial Research (CINI) in Argentina; the Argentine Steel Institute (IAS); the Buenos Aires Institute of Technology (ITBA) in Argentina; and the Research and Advanced Studies Centre of the National Polytechnic Institute (Cinvestav) in Mexico.

•

The third axis, comprising three- to five-year-term projects, primarily encompasses the feasibility studies of innovative ideas. These types of projects generate the knowledge that establishes the basis for advanced processing technologies and product development and improvement. Activities are mostly carried out through international research consortia such as the Galvanized Autobody Partnership, conducted by the International Lead Zinc Research Organization (ILZRO); the Coil Coated Materials Committee led by the French Corrosion Institute; the Steel Research Center at McMaster University; the Thin Slab Casting and Rolling Consortium run by Pittsburgh University; the Tinplate Group at Tin International; and Interzac, within the International Zinc-Aluminum Coaters Association.

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

Our Mexican subsidiary Hylsamex has developed several types of products and services, with more than 100 registered brands. As an example, Hylsamex developed a proprietary technology, called HYL®, for the reduction of iron ore, which is protected by patents in Mexico, the United States of America and several other countries. In late 2005, Hylsamex transferred to Techint Compagnia Tecnica Internazionale S.p.A., a Techint Group company, (“Techint Technologies”) the rights to market and license the HYL technology to unaffiliated third parties for royalty fees.

We spent an aggregate of USD1.5 million for R&D in 2007, compared to 1.8 million in 2006 and USD2.1 million in 2005.

Environmental Regulation

Ternium’s operations (including mining activities in Mexico) are subject to a broad range of environmental laws and regulations relating to land use, air emissions; wastewater treatment and discharges; the use, handling and disposal of hazardous or toxic materials and the handling and disposal of solid wastes and other aspects of the protection of human health and environment at its locations and operating subsidiaries.

As the environmental laws and regulations in Argentina, Venezuela, United States, Mexico, and Guatemala continue to become more stringent, Ternium expects to expend substantial amounts to achieve and maintain ongoing compliance.

Ternium has established corporate environmental guidelines requiring each of its business units to comply with all applicable environmental laws and regulations. Compliance with environmental laws and regulations, and monitoring regulatory changes, is addressed primarily at the regional level.

Ternium’s environmental system is supported by a network of people with responsibilities in different areas of the Ternium companies (especially engineering, operations and maintenance sectors). This network is responsible for environmental permit administration, technical studies and evaluation of environmental aspects for projects, contractors, products, services, processes and raw materials, among others. The environmental area also works closely with Ternium’s health and safety, planning, human relations and communications departments (both internal and external).

Ternium has not been subject to any material penalty for any environmental violations in 2007, and we are not aware of any current material legal or administrative proceedings pending against Ternium with respect to environmental matters which could have an adverse material impact on Ternium’s financial condition or results of operations. For more information on environmental matters relating to Sidor, please refer to Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”

Mining regulations in Mexico

Because our operations in Mexico include mining, we are also subject to Mexican regulations relating to mining and mining concessions. Under Mexican law, mineral resources belong to the Mexican nation and a concession from the Mexican federal government is required to explore for or exploit mineral reserves. Pursuant to the Ley Minera (“Mining Law”), mining concessions may only be granted to Mexican individuals and to legal entities incorporated under Mexican law. Foreign investors may hold up to 100% of the shares representing the capital stock of such entities. Ternium’s mineral rights derive from concessions originally granted to Hylsamex.

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

In addition, a concessionaire of a mining concession is obligated, among other things, to explore or exploit the relevant concession, to pay for any relevant mining rights, to comply with all environmental and safety standards, and to provide information to and permit inspections by the Secretaría de Economía. Mining concessions may be terminated if the obligations of the concessionaire are not satisfied.

A company that holds a concession must be registered with the Public Mining Registry. In addition, mining concessions and permits, assignments, transfers and encumbrances must be recorded with the Public Mining Registry to be enforceable. We believe that its material mining concessions are duly recorded with the Public Mining Registry.

Trade regulations

Intense global competition in the flat steel products industry can lead many countries to impose higher duties or other restrictions on steel product imports to protect their domestic industries from trades that are not made under market conditions or that are otherwise unfair. Such measures protect domestic producers from increased imports sold at dumped or subsidized prices.

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

Hot rolled products. Since December 1999, the Argentine government has imposed anti-dumping measures requiring a minimum import price for hot rolled steel imports from Brazil, from the Russian Federation and Ukraine. Argentina accepted a price undertaking agreement from Brazilian exporters. In 2006 Argentine authorities conducted a sunset review of these measures and decided to continue them for five more years. In its decision, the Argentine government determined antidumping duties for Russian, Ukranian and Brazilian hot rolled steel exports to Argentina. A price undertaking for Brazilian exports was also accepted by Argentine authorities.

Argentina has also imposed antidumping measures on hot rolled steel imports from Kazakhstan (39.91%), Romania (40.48%), Slovak Republic (62.09%) and South Africa (55.26%) since April 2002. In May 2007, Argentine authorities initiated a sunset review for these measures.

Cold rolled products: Since January 2003, Argentina has also imposed antidumping measures on cold rolled steel imports from Korea (60.46%), South Africa (83.07%), Kazakhstan (80.61%) and Ukraine (71.22%). In January 2008, Argentine authorities initiated a sunset review for these measures, which is expected to conclude in January 2009.

Galvanized products. Since May 2003, Argentina has imposed antidumping duties on galvanized steel sheets from South Korea (49.67%), South Africa (27.90%), Australia (70.37%) and Taiwan (33.09%). The petitioners requested the initiation of a sunset review in May 2008 to determine whether the antidumping duties will be maintained for five more years.

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

In 2005, Mercosur entered into a trade agreement with Chile, pursuant to which all tariffs on steel products have been eliminated. In 1996, Mercosur signed a free trade agreement with Bolivia, pursuant to which all steel products began receiving a 100% tariff preference on January 1, 2006.

Mercosur and the Andean Community (Bolivia, Colombia, Ecuador, Peru and, formerly, Venezuela), signed a free trade agreement aimed at reducing and eventually eliminating tariffs on steel products traded among member countries over a period of 8 to 12 years. Mercosur is also negotiating free-trade agreements with the EU, Mexico, India and South Africa.

In May 2006, Venezuela became a junior member of Mercosur and is currently seeking full membership in the group. Argentina and Uruguay have already approved Venezuela’s membership. The matter is still pending before the Congresses in Brazil and Paraguay.

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

Furthermore, since September 2005, Mexico has imposed antidumping measures against Ukraine (60.1%), Romania (67.60%) and Russia (36.80%) on cut-to length plate in coils. Mexican authorities are expected to conduct a sunset review of the antidumping order in 2010.

In March 2008, the Mexican government imposed a provisional antidumping duty on cut-to-length plate imports from China. The final resolution is expected by the third quarter of 2008.

Cold rolled products. Since June 1999, Mexico has imposed antidumping measures on cold rolled steel sheet from Bulgaria (44.0%.-45.0%), the Russian Federation (83.0%-88%) and Kazakhstan (33.0%-34.0%). On December 12, 2005, and as a result of the first sunset review, the Mexican authorities extended the anti-dumping duties for an additional five-year period until June 2009.

Plate in coil. Since June 1996, an anti-dumping duty of 29.3% on imports from Russia has been imposed. In June 2003, the first sunset review resolution concluded the application of the antidumping duty. In June 2007, the Ministry of Economy issued the final resolution of the second sunset review, determining the continuation of the anti-dumping duties for an additional five year period.

Long products. Brazilian imports of reinforcing bars are currently subject to an antidumping duty of 57.69%. In June 2006, the first sunset review resolution determined the continuation of antidumping duties for an additional five year period. Wire rod imports from Ukraine are subject to a duty of 30.52% since September 2000.

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

Argentina. In August 2001, U.S. Department of Commerce, imposed an antidumping duty of 44.59% and a countervailing duty of 41.69% on hot rolled steel from Argentina following an affirmative injury finding by the U.S. International Trade Commission (“ITC”). During 2007, the ITC conducted a sunset review that concluded that Argentine exports were not likely to continue to injure the U.S. domestic producers and revoked these duties, effective as of October 2007.

Mexico. Our subsidiaries’ circular welded standard pipes are subject to an antidumping duty of 10.38%. This measure has been in place since 1992 and was extended in 2007 for five more years. Our subsidiaries’s Oil Country Tubular Goods, or OCTG, products have been subject to a 1.48% antidumping duty, but on May 31, 2007, ITC revoked the duties against Mexican OCTG. Pipe products have been subject to antidumping duties since August 1995. Wire rod products are also currently subject to a duty of 17.94% as a result of the fourth administrative review, and the ITC conducted a sunset review that extended the duties for five more years from June 2008. In 2007, the United States initiated an antidumping investigation against light walled rectangular pipe from Mexico (among other countries). A final decision is expected for July 2008. An affirmative decision by the U.S. Department of Commerce and the ITC would impose antidumping duties against Mexican producers.

Venezuela. In October 2001, the ITC determined that wire rod imports from Venezuela were not materially injuring the U.S. steel industry. The ITC decision was appealed to the Court of International Trade (“CIT”). Upon remand from the CIT, the ITC issued a remand determination, finding again that imports from Venezuela were negligible. The case is now pending, awaiting a decision from the CIT approving the ITC remand determination.

•

Venezuela: The Venezuelan government has imposed various antidumping measures on steel imports that compete directly with Sidor’s sales in Venezuela. Although Sidor’s operations have not been materially affected by the anti-dumping duties imposed by the Venezuelan government, the following measures are currently in effect:

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

Venezuela has signed trade agreements with several countries or trade blocs aimed at liberalizing the trade between them:

The Andean Community (formerly the Andean Pact) is a trading bloc established in 1969 by Bolivia, Colombia, Ecuador, Peru and Venezuela for the purpose of promoting trade relations among its members and between the Andean Community and the rest of the world (not only the European Community, now the EU). In 2004, Mercosur and the Andean Community merged the two blocs into a South American Free Trade Area. However, as a result of political tensions with member countries, Venezuela decided to leave the Andean Community. Venezuela also withdrew its membership from G-3 Trade Agreement, under which it had a free trade with Mexico and Colombia.

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

C. Organizational Structure

Below is a simplified diagram of Ternium’s corporate structure as of December 31, 2007.

Below is a simplified diagram of Ternium’s corporate structure as of May 31, 2008.

(*)	In April 2008, the Venezuelan government announced its intention to nationalize Sidor. For more information on the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”

Subsidiaries

Ternium operates entirely through subsidiaries. For a complete list of its subsidiaries and a description of its investments in other companies, see notes 1 and 2 to our audited consolidated financial statements included in this annual report.

Siderar. Siderar is the main integrated manufacturer of flat steel products in Argentina with a current total annual production capacity of 2.9 million tons of crude steel. The shareholders of Siderar as of May 31, 2008 are set out in the following table, together with the share percentage owned by each shareholder of Siderar:

Siderar Shareholders	% Shares
Ternium	60.9%
Inversora Siderúrgica Argentina (employees)	4.8%
Public	34.3%

Total	100.0%

Siderar’s shares are listed on the Buenos Aires Stock Exchange, or BASE, under the symbol “ERAR.” The Buenos Aires Stock Market, which is affiliated with the BASE, is the largest stock market in Argentina. On June 20, 2008, the closing price of the Siderar shares on the BASE was ARP28.90 per share (approximately USD9.48 per share.)

Sidor. Sidor is the main flat steel producer and the main exporting private company in Venezuela. Sidor has an annual crude steel production capacity of 4.0 million tons. The shareholders of Sidor are set out in the following table, together with the share percentage owned by each shareholder of Sidor as of the date of this annual report:

Sidor Shareholders	% Shares
Amazonia	59.73%
CVG (Venezuelan government)	20.27%
Banco de Desarrollo Económico y Social de Venezuela	0.05%
Employees	19.95%

Total	100.00%

In April 2008, the Venezuelan government announced its intention to nationalize Sidor. For more information on the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”

Ternium Mexico. Ternium Mexico was formed as result of the merger of Grupo Imsa, Hylsamex and Hylsamex’s major shareholder in March 2008. Ternium Mexico and its subsidiaries operate all of Ternium’s mining and steel production activities in Mexico. Ternium Mexico and its subsidiaries produce flat and long steel products, including value-added finished steel products for use mainly in the construction, auto parts and appliance industries. Ternium Mexico has an annual crude steel production capacity of 3.4 million tons. Ternium Mexico is a wholly-owned subsidiary of the Company.

Ternium Internacional. Ternium Internacional and its subsidiaries include seven incorporated companies (Uruguay, Spain, Holland, Panama, Peru, the United States and Ecuador), a representative office (Colombia) and other assets around the world that market and provide services in relation to the sales of Ternium’s products worldwide. The headquarters of the network are located in Uruguay. Ternium Internacional’s services include sales and trading, communication systems, offices and human resources dedicated to export trading, technical assistance, commercial back office and credit analysis.

Other Investments

Exiros. Exiros, with presence in the United States, Canada, Mexico, Italy, Brazil, Romania and Argentina, provides Ternium’s subsidiaries with purchase agency services in connection with Ternium’s purchases of raw materials and other products or services. Until September 2006, Exiros was a wholly-owned subsidiary of Tenaris. In October 2006, Ternium acquired a 50% interest in Exiros, while Tenaris retained the remaining 50%. Exiros’ objectives are to procure better purchase conditions and prices as a result of the combined demand of products and services by both companies’ demand, as well as to secure joint control over the purchase process.

D. Property, Plants and Equipment

See “—Business Overview—Production Process and Facilities.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS, as issued by IASB, which differ in certain significant respects from U.S. GAAP.

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

Overview

Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products. Ternium has operating facilities in México, Argentina, Venezuela, the United States and Guatemala, that provide it with a strong position from which to serve its core markets. However, in April 2008, the Venezuelan government announced its intention to nationalize Sidor. For more information on the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.” In addition, Ternium reaches the regional markets through its own network of distribution, sales and marketing offices.

Ternium primarily sells its steel products in the regional markets of North, Central and South America, where it can leverage its strategically-located manufacturing facilities to provide specialized products and delivery services to its clients. We believe that Ternium is the leading supplier of flat steel products in Argentina, through its subsidiary Siderar, and a leading supplier of flat steel products and significant competitor of long steel products in Mexico through Ternium Mexico. Ternium also maintains a strategic presence in other major steel markets, such as Europe, through its network of commercial offices, which allows it to reach clients outside its regional markets with a comprehensive range of products and services and place products in case of slower demand in domestic economies, achieve improved effectiveness in the supply of its products and maintain a fluid commercial relationship with its clients by providing continuous services and assistance. In addition, Ternium is a competitive player in the international trade market for flat and long steel products. Since the Grupo Imsa transaction in July 2007, our international network has begun purchasing steel (slabs, hot and flat rolled coils) mainly for our Mexican operation.

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

The nationalization of Sidor could adversely affect Ternium. The impact of the potential government actions with respect to Sidor on our results of operations and financial position is not determinable at this time, but will result in further reductions to our production volumes and could result in future reductions to our anticipated operating results and cash generation. Upon the completion of the Sidor nationalization, we may lose all or a significant part of our presence in the Venezuelan domestic markets and our competitive position in other regional markets, including Colombia, may be adversely affected. In addition, the loss of Sidor may result in our inability to realize certain expected synergies from our acquisitions and investments.

Furthermore, during the five years following the completion of its 2003 financial debt restructuring, Sidor’s business has improved significantly and Sidor has paid material amounts to our wholly-owned subsidiary Ylopa, as well as to CVG, as compensation under certain participation account agreements entered into with Ylopa and CVG in connection with the financial debt restructuring in 2003. Following completion of the Sidor nationalization, we could no longer receive such payments, which may adversely affect our financial condition and results of operations.

For more information on the Sidor nationalization process and the risk factors associated therewith, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process,” and Item 3. “Key Information—D. Risk Factors—Risks relating to the Sidor nationalization process.”

Ternium’s primary source of revenue is the sale of flat and long steel products. Management expects sales of flat and long steel products to continue to be Ternium’s primary source of revenue. The global market for such steel products is highly competitive, with the primary competitive factors being price, cost, product quality and customer service. Ternium sells its products in several countries worldwide; however, the majority of such sales are concentrated in the Americas. Specifically, Ternium’s largest markets are concentrated in Argentina, Mexico and, until the completion of the Sidor nationalization process, Venezuela, where its main manufacturing subsidiaries are located.

Ternium’s results are sensitive to economic activity, steel consumption, prices in the international steel markets and trends in the steel industry. Ternium’s results of operations primarily depend on economic conditions in Argentina, Mexico (where Ternium is a leading manufacturer and supplier) and, until the completion of the Sidor nationalization process, Venezuela, and, to a lesser extent, on economic conditions in international and regional markets such as Mercosur, the Andean Community and NAFTA. Historically, annual steel consumption in the countries where Ternium operates has varied at a rate that is linked to the annual change in each country’s gross domestic product and per capita disposable income. Recently, worldwide economic growth and favorable economic developments throughout the Americas resulted in increases in investments and in per capita disposable income, which in turn contributed to increased overall demand for Ternium’s products. For example, apparent consumption of finished steel products in Argentina increased by 3.2%, 20.5% and 14% during 2005, 2006 and 2007 respectively, due to the sustained recovery in the Argentine economy, mainly in the industrial activity, agriculture, construction and automotive sectors.

In addition, steel prices worldwide are determined by global trends of supply and demand. A decline in global steel prices generally leads to a decrease in the prices of Ternium’s products and, consequently, to a decline in revenues and profitability. As a result of the general excess capacity in the industry, the world steel industry was subject to substantial downward pricing pressure, which negatively impacted the results of steel companies in the second half of 2000 and the entire year of 2001. International steel prices generally improved beginning in 2003, driven by a strong increase in global demand fostered by economic growth in Asia and an indication of economic recovery in the United States. However, this new period of high prices for steel encouraged reactivation of and investment in production capacity and, consequently, oversupply led to a decline in steel prices beginning in the last quarter of 2004 and continuing through 2005. Nevertheless, prices in 2005 reached generally higher levels than those prevailing in 2001 through 2003. Steel prices began to recover in 2006, exceeding those of 2005, as a result of better global economic performance, but slightly decreased toward the second half of the year. During 2007, steel prices continued on an upward trend until a peak in the third quarter and declined towards the end of the year.

Furthermore, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel, which subsequently acquired International Steel Group. Furthermore, in June 2006, Mittal Steel and Arcelor merged to create the world’s largest steel company, Arcelor Mittal. In April 2007, Tata Steel completed the acquisition of Corus. Regional players in Ternium’s markets have also experienced consolidation through acquisitions; for example, Siderperu was acquired by Grupo Gerdau of Brazil in 2006, Sicartsa of Mexico was acquired by Arcelor Mittal in December 2006 and Aceria Paz del Rio of Colombia was acquired by Brazilian Votorantim in March 2007. Consolidation has enabled steel companies to lower their production costs and allowed for more stringent supply-side discipline, including through selective capacity closures. Competition from global and regional steel manufacturers with expanded production capacity such as Arcelor Mittal, and new market entrants, especially from China, could result in significant price competition, declining margins and reductions in revenue.

Ternium’s production costs are generally sensitive to the international prices of raw materials, semi-finished products and energy, which reflect supply and demand factors in the global steel industry. Ternium purchases substantial quantities of raw materials, including iron ore, slabs, hot rolled and flat rolled coils, coal, ferroalloys and scrap, for use in the production of its steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. Since 2003, the recovery of the U.S. economy, an unprecedented demand for steel in China and shortage of shipping capacity resulted in a tight market for raw materials globally. These factors contributed to a strong boost in the prices of raw materials globally. In addition to raw materials, natural gas and electricity are both important components of Ternium’s cost structure. In 2003 and 2004, international energy prices rose substantially from the levels that had prevailed in the previous four years, reflecting higher demand for energy inputs. Moreover, an energy crisis, like that affecting Argentina since 2003, or any other disruption in the supply of natural gas or electricity, could force Ternium to acquire energy from alternative sources and could negatively impact Ternium’s costs.

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

Prevailing exchange rates have had an impact on Ternium’s results in the past and could impact results again in the future. Ternium’s operating subsidiaries have primarily U.S. dollar-denominated revenues (other than revenues from domestic sales in Mexico), while a significant portion of their costs are denominated in local currency in the markets where they operate. As a result, Ternium’s income is affected by the fluctuation of each local currency against the U.S. dollar. If the local currency appreciates, Ternium receives less local currency for each U.S. dollar of export revenue and imports become cheaper in local currency terms; these factors tend to place a ceiling on domestic prices. However, if the local currency depreciates, as occurred in Argentina in 2002, local costs become cheaper, while imported raw materials become more expensive. Ternium manages this risk through specific hedges to the extent management considers appropriate. The Argentine peso/U.S. dollar exchange rate was relatively stable throughout 2007, with frequent interventions by the Argentine Central Bank to maintain the exchange rate at a level close to ARP3.15/USD. The Venezuelan bolívar/U.S. dollar exchange rate was set by the Venezuelan government at a rate of VEB1,917/USD in February 2004 and remained unchanged until March 2005, when it was set at VEB2,1446/USD. The Mexican peso fluctuated during 2007, averaging MXN10.9272/USD.

Ternium’s net income in 2007 and 2006 does not benefit from a non-recurring gain recognized in 2005. As discussed elsewhere in this annual report, in February 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. As a result, Ternium’s indirect participation in Amazonia increased form 31.03% to 53.4%. At the time of conversion, the shares had a fair value that exceeded the book value of the convertible debt due to the improvement of Sidor’s business conditions and, accordingly, Ternium recognized a USD188.4 million non-recurring gain.

The consolidation of Amazonia’s results beginning on February 15, 2005 changes the treatment of compensation payable to participants in Sidor’s and Amazonia’s 2003 debt restructuring. As discussed elsewhere in this annual report in connection with their participation in Sidor’s and Amazonia’s 2003 debt restructuring, the Venezuelan government (through CVG) and certain partners of Amazonia (through Ylopa) are entitled to receive compensation in the form of cash payments made by Sidor on a quarterly basis pursuant to a participation agreement. Prior to February 15, 2005, the cash payments received by Ternium were part of its financial income. Following the consolidation of Amazonia’s results beginning on February 15, 2005, such financial income is eliminated in consolidation; however, the cash amounts paid or payable in the future to the Venezuelan government are part of Ternium’s financial expense. See Item 4. “Information on the Company—C. Organizational Structure—Subsidiaries—Amazonia, Ylopa and Sidor—Amazonia.” Following completion of the Sidor nationalization, Sidor will no longer be consolidated with Ternium and any cash amounts payable by Sidor in connection with the 2003 financial debt restructuring will be a gain treated as financial income. For more information on the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”

Critical Accounting Estimates

This discussion of our operating and financial review and prospects is based on our audited consolidated financial statements, which have been prepared in accordance with IFRS, as issued by IASB. The use of IFRS (as opposed to U.S. GAAP) has an impact on our critical accounting policies and estimates. The application of U.S. GAAP would have affected the determination of consolidated net income for the years ended December 31, 2007, 2006, 2005 and 2004, and the determination of consolidated shareholders’ equity as of December 31, 2007, 2006 and 2005.

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

Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

As permitted under IFRS 1—”First Time Adoption of IFRS,” management has elected to use the fair value of its property, plant and equipment as at January 1, 2003, as its “deemed cost.” In determining useful lives and impairment estimates, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating expectancy, all of which were used in determining useful lives and impairment estimates. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Impairments may result from, among other factors, changes in usage level and maintenance capital expenditure policies, obsolescence and external factors (including increases in input prices that would affect the profitability of the selected fixed assets). Any such impairment charges could have a material adverse effect on Ternium’s results of operations, financial condition and net worth. Under IFRS, assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the present value of estimated future cash flows. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

Impairment and recoverability of goodwill and other assets

Assessment of the recoverability of the carrying value of goodwill and other assets require significant judgment. We evaluate goodwill allocated to the operating units for impairment on an annual basis.

Goodwill is tested at the level of the cash generating units, or CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the discounted cash flow method. In order to perform the test, we use projections for the next ten years based on past performance and expectations of market development. After the tenth year a perpetuity rate with no grow up increase was utilized. The discount rates used for these tests are based on our weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Discount rates used range from 9.2% to 11.2%.

No impairment charge resulted from the impairment tests performed.

Although we believe our estimates and projections are appropriate based on currently available information, the actual operating performance of an asset or group of assets which has been tested for impairment may be significantly different from current expectations. In such an event, the carrying value of goodwill, investments in associated companies and deferred taxes may be required to be reduced from the amounts currently recorded. Any such reductions may materially affect asset values and results of operations.

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

With respect to the loss contingencies described in our financial statements, we do not expect to incur any losses exceeding the amounts accrued as of December 31, 2007 that would be material relative to our consolidated financial position, results of operations or liquidity as of such date. However, if reserves prove to be inadequate and we incur a charge to earnings, such charge could have a material adverse effect on our results of operations, financial condition and net worth.

Impairment of Deferred Tax Assets

Management calculates current and deferred income taxes according to the tax laws applicable to our subsidiaries in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. When assessing the recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on those estimates, management did not record a valuation allowance at December 31, 2007.

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

In thousands of U.S. dollars (except number of shares and per share data)	For the year ended December 31,
	2007	2006(2)	2005(1) (2)	2004(1)(2)	2003(1)(2)
Selected consolidated income statement data
IFRS
Continuing operations
Net sales	8,184,381	6,565,582	4,449,771	1,615,181	1,074,527
Cost of sales	(5,796,040)	(4,296,979)	(2,486,974)	(965,004)	(671,720)

Gross profit	2,388,341	2,268,603	1,962,797	650,177	402,807
Selling, general and administrative expenses	(825,807)	(624,784)	(504,687)	(132,882)	(133,623)
Other operating income (expenses), net	23,874	(7,250)	(65,949)	(3,124)	(4,402)

Operating income	1,586,408	1,636,569	1,392,161	514,171	264,782

Interest expense	(142,137)	(112,918)	(81,608)	(18,257)	(39,980)
Interest income	66,878	52,554	32,324	8,911	6,036
Other financial income (expenses), net	(351,096)	(322,417)	(261,452)	211,635	109,550
Excess of fair value of net assets acquired over cost	—	—	188,356	—	—
Equity in earnings (losses) of associated companies	(7,065)	4,534	21,524	209,201	110,250

Income before income tax expense	1,152,988	1,258,322	1,291,305	925,661	450,638
Income tax expense	(162,640)	(262,356)	(218,492)	(177,486)	(94,087)

Income from continuing operations	990,348	995,966	1,072,813	748,175	356,551
Discontinued operations
Income from discontinued operations	10,818	—	—	—	—
Net income for the year(3)	1,001,166	995,966	1,072,813	748,175	356,551
Attributable to:
Equity holders of the Company	784,490	795,424	704,406	457,339	218,215
Minority interest	216,676	200,542	368,407	290,836	138,336

	1,001,166	995,966	1,072,813	748,175	356,551

Depreciation and amortization	565,848	424,495	316,405	99,192	85,479
Weighted average number of shares outstanding(4)	2,004,743,442	1,936,833,060	1,209,476,609	1,168,943,632	1,168,943,632
Basic earnings per share for profit attributable to the equity holders of the Company (4)	0.39	0.41	0.58	0.39	0.19
Diluted earnings per share for profit attributable to the equity holders of the Company	0.39	0.41	0.54 (5)	0.39	0.19
Dividends per share declared(6)	0.05	0.05	—	—	—

(1)	Combined consolidated financial information on the basis of common control. See note 2 to our audited consolidated financial statements.
(2)	Certain comparative amounts for 2006, 2005, 2004 and 2003 have been reclassified to conform to changes in presentation in the current period.
(3)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement not exclude minority interest. Earnings per share and Income from continuing operations per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(4)	As discussed in note 28 to our audited consolidated financial statements, in October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.6 million, represented by 1,396,551,886 shares of USD1.00 nominal value each. Pursuant to certain provisions contained in a subordinated convertible loan agreement, on February 6, 2006, the Company exchanged certain subordinated convertible loans (including interest accrued through January 31, 2006) held by a wholly-owned subsidiary of San Faustín and converted them into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006. As provided in the Corporate Reorganization Agreement, on February 9, 2006, a wholly-owned subsidiary of San Faustín contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly-issued shares of the Company after the settlement of its initial public offering. In connection with the over-allotment described in note 1 to our audited consolidated financial statements, on March 1, 2006, the Company issued 22,981,360 new shares. Upon consummation of the transactions discussed above, as of December 31, 2006, the capital of the Company was increased to USD2,004.7 million, represented by 2,004,743,442 shares, each having a nominal value of USD1.00. Ternium’s combined earnings per share for the year ended December 31, 2004 and 2003 have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in each of the periods presented. For fiscal years 2007, 2006 and 2005, the weighted average of shares outstanding totaled 2,004,743,442, 1,936,833,060 and 1,209,476,609 shares, respectively.
(5)	Diluted earnings per share have been calculated giving effect to the conversion of the Subordinated Convertible Loans. See note 1 to our audited consolidated financial statements.

In thousands of U.S. dollars (except number of shares and per share data)	At December 31,
	2007	2006	2005(1) (2)	2004(1) (2)	2003(1)
Selected consolidated balance sheet data

IFRS
Non-current assets	8,619,297	6,117,284	6,116,423	1,728,410	1,610,810
Property, plant and equipment, net	6,858,779	5,420,683	5,463,871	1,244,691	1,275,699
Other non-current assets(3)	1,760,518	696,601	652,552	483,719	335,111
Current assets	5,148,013	2,653,255	2,543,558	918,220	576,078
Cash and cash equivalents	1,126,041	643,352	765,630	194,875	129,020
Other current assets	3,252,830	2,002,861	1,774,768	723,345	447,058
Non-current assets classified as held for sale	769,142	7,042	3,160	—	—
Total assets	13,767,310	8,770,539	8,659,981	2,646,630	2,186,888
Capital and reserve attributable to equity holders(4)	4,452,680	3,757,558	1,842,454	1,026,725	701,821
Minority interest	1,914,210	1,729,583	1,733,465	745,126	550,264
Non-current liabilities	5,415,071	1,875,894	3,691,288	359,510	677,649
Borrowings	3,677,497	548,401	2,399,878	1,008	283,914
Deferred income tax	1,337,039	985,155	1,048,188	337,473	374,907
Other non-current liabilities	400,535	342,338	243,222	21,029	18,828
Current liabilities	1,985,349	1,407,504	1,392,774	515,269	257,154
Borrowings	407,404	508,694	516,399	121,998	80,238
Other current liabilities	1,364,182	898,810	876,375	393,271	176,916
Liabilities directly associated with non-current assets held for sale	213,763	—	—	—	—
Total liabilities	7,400,420	3,283,398	5,084,062	874,779	934,803
Total equity and liabilities	13,767,310	8,770,539	8,659,981	2,646,630	2,186,888
Number of shares outstanding(5)	2,004,743,442	2,004,743,442	1,396,551,886	1,168,943,632	1,168,943,632

(1)	Combined consolidated financial information on the basis of common control. See note 2 to our audited consolidated financial statements.

(2)	Certain comparative amounts for 2006, 2005, 2004 and 2003 have been reclassified to conform to changes in presentation in the current period.

(3)	As of December 31, 2007, 2006 and 2005, includes goodwill related to the acquisition of our Mexican subsidiaries for a total amount of USD 850.7, USD397.9 million and USD399.7 million, respectively. See note 3 to our audited consolidated financial statements.

(4)	The Company’s common stock as of December 31, 2007, 2006, 2005, 2004 and 2003 was represented by 2,004,743,442, 2,004,743,442, 1,396,551,886, 1,168,943,632 and 1,168,943,632, par value USD1.00 per share, for a total amount of USD2,004.7 million, USD2,004.7 million, USD1,396.6 million, USD1,168.9 million and USD1,168.9 million, respectively.

(5)	As described in note 28 to our audited consolidated financial statements, after the completion of the Company’s initial public offering, the conversion of the Subordinated Convertible Loans, the exercise of the over-allotment option granted to the underwriters of the initial public offering and the consummation of the transactions contemplated in the Corporate Reorganization Agreement, 2,004,734,442 shares were outstanding. In October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.6 million, represented by 1,396,551,886 shares of USD1.00 nominal value per share. Pursuant to certain provisions contained in a subordinated convertible loan agreement, on February 6, 2006, the Company exchanged certain subordinated convertible loans (including interest accrued through January 31, 2006) held by a wholly-owned subsidiary of San Faustín and converted them into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006. As provided in the Corporate Reorganization Agreement, on February 9, 2006, a wholly-owned subsidiary of San Faustín contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly-issued shares of the Company after the settlement of its initial public offering. In connection with the over-allotment described in note 1 to our audited consolidated financial statements, on March 1, 2006, the Company issued 22,981,360 new shares. Upon consummation of the transactions discussed above, as of December 31, 2006, the capital was increased to USD2,004.7 million, represented by 2,004,743,442 shares, each having a nominal value of USD1.00.

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the years indicated:

	For the year ended December 31,
Percentage of net sales	2007	2006	2005	2004	2003
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(70.8)%	(65.4)%	(55.9)%	(59.7)%	(62.5)%

Gross profit	29.2%	34.6%	44.1%	40.3%	37.5%
Selling, general and administrative expenses	(10.1)%	(9.5)%	(11.3)%	(8.2)%	(12.4)%
Other operating expenses, net	0.3%	(0.1)%	(1.5)%	(0.2)%	(0.4)%

Operating income	19.4%	24.9%	31.3%	31.8%	24.6%

Interest expense	(1.7)%	(1.7)%	(1.8)%	(1.1)%	(3.7)%
Interest income	0.8%	0.8%	0.7%	0.6%	0.6%
Other financial income (expense), net	(4.3)%	(4.9)%	(5.9)%	13.1%	10.2%
Excess of fair value of net assets acquired over cost	—	—	4.2%	—	—
Equity in earnings (losses) of associated companies	(0.1)%	0.1%	0.5%	13.0%	10.3%

Income before income tax expense	14.1%	19.2%	29.0%	57.3%	41.9%
Income tax expense	(2.0)%	(4.0)%	(4.9)%	(11.0)%	(8.8)%

Income from continuing operations	12.1%	15.2%	24.1%	46.3%	33.2%
Discontinued Operations
Income from discontinued operations	0.1%	—	—	—	—
Net income for the year	12.2%	15.2%	24.1%	46.3%	33.2%

Attributable to:
Equity holders of the Company	9.6%	12.1%	15.8%	28.3%	20.3%
Minority interest	2.6%	3.1%	8.3%	18.0%	12.9%

Fiscal Year Ended December 31, 2007 compared to Fiscal Year Ended December 31, 2006

Due to the consolidation of Grupo Imsa since July 26, 2007, the results and other financial data for the year ended December 31, 2007 varied significantly from the results and other financial data for the years ended December 31, 2006 and 2005. Fiscal year ended December 31, 2006 figures consolidate the results of Hylsamex, Siderar and Sidor together with all other consolidated subsidiaries for the full year.

Overview

Ternium’s net income attributable to equity holders decreased to USD784.5 million for the year ended December 31, 2007, from USD795.4 million for the year ended December 31, 2006.

The results in 2007 were attributable to a positive environment for improved volumes and strong steel prices and the impact of the Grupo Imsa transaction on July 26, 2007. These factors were partially offset by increases in cost of sales, selling, general and administrative expenses, and financial expense. The increase in cost of sales was principally due to higher cost per ton due to Grupo Imsa’s higher production cost structure and higher value added product sales mix, and overall increases in raw materials, such as iron ore and related freight expenses, and costs related to the annual increases in the international prices for iron ore and higher labor costs and maintenance expenses. The increase in selling, general and administrative expenses was mainly due to the consolidation of Grupo Imsa’s results and to higher freight and transportation expenses attributable to an increase in sales and higher taxes in Argentina and Venezuela. Finally, the increase in financial expenses was principally attributable to higher interest expense resulting from the indebtedness under the facilities entered into in connection with the Grupo Imsa transaction, an increase in net foreign exchange losses (an effect that is offset to a large extent by changes in Ternium’s net equity position) and to the recognition of Sidor’s excess cash payments that resulted in a financial loss of USD282.5 million partially offset by a net increase of US$13 million in the fair value of certain derivative instruments.

Cash and cash equivalents as of December 31, 2007 were USD1,126.0 million, compared to USD633.0 million (not including USD10.4 million of restricted cash) in the previous year. This 77.9% increase was mainly due to the performance of operating activities which provided USD1,564.2 million, the net cash provided by financing activities of USD1,252.7 million and cash acquired of USD190.1 million, offset mainly by capital expenditures of USD436.3 million, acquisition of business of USD1,728.9 million, an income tax credit paid on business acquisition of USD297.7 million and investing activities of USD50.9 million.

Net Sales

Net sales in 2007 totaled USD8,184.4 million, a 24.7% increase from USD6,565.6 million in 2006, primarily as a result of the consolidation since July 26, 2007, of Grupo Imsa. Excluding the effect of the consolidation of Grupo Imsa (USD976.3 million), net sales increased in 2007 due to higher shipments and revenue per ton, while shipments increased mainly as a result of strong demand for steel products in South and Central America, which more than offset a slowdown in North American steel markets.

The following table shows Ternium’s total consolidated net sales by product and geographical region for the years indicated:

In thousands of U.S. dollars	For the year ended December 31,
	2007	2006
Flat Steel Product Sales
South and Central America	3,743,473	3,051,449
North America	2,617,311	1,960,722
Europe and Other	150,998	48,411

Total Flat Steel Products Sales	6,511,783	5,060,582

Long Steel Product Sales
South and Central America	764,101	526,780
North America	695,953	735,823
Europe and Other	6,852	—

Total Long Steel Product Sales	1,466,907	1,262,603

Total Other Sales(1)	205,691	242,397

Total Sales	8,184,381	6,565,582

(1)	The item “Total Other Sales” includes mainly sales of pig iron and iron ore.

In 2007, Ternium derived the majority of its revenues (approximately 79.6%) from sales of flat steel products. Total sales of flat steel products increased significantly from USD5,060.6 million in 2006 to USD6,511.8 million in 2007, primarily as a result of a USD656.6 million increase in the North American region, an increase of USD692.0 million in sales in the South and Central American region and an increase of USD102.6 million in Europe and other regions. The Grupo Imsa consolidation contributed USD909.2 million.

Sales of long products were USD1,466.9 million during 2007, an increase of 16% compared to USD1,262.6 in 2006 due to higher shipment levels in the South and Central America region, partially offset by lower shipment activity in the North America region and higher prices in both regions.

Other sales decreased from USD242.4 million in 2006 to USD205.7 million in 2007, mainly as a consequence of exporting less iron ore pellets and fines to China due to higher internal consumption, as well as sales of iron ore pellets from Sidor and steel tubes from the tubing facilites located in Mexico.

Sales Volume

The following table shows our sales volume by product and market for the years indicated:

In thousands of tons	For the year ended December 31
(unaudited)	2007	2006
Flat Steel Product Sales Volume
South and Central America	4,780	4,361
North America	3,125	2,413
Europe and Other	239	88

Total Flat Steel Product Sales Volume	8,144	6,861

Long Steel Product Sales Volume
South and Central America	1,257	948
North America	1,113	1,225
Europe and Other	15	—

Total Long Steel Product Sales Volume	2,386	2,174

Total Sales Volume(1)	10,530	9,035

(1)	The “Total Sales Volume” does not include the tons related to Other sales.

Total sales volume increased by 16.5% to 10,530 thousand tons in 2007 from 9,035 thousand tons in 2006. Excluding the effect of the consolidation of Grupo Imsa (935 thousand tons), net sales increased in 2007 due to higher shipments mainly as a result of strong demand for steel products in South and Central America, which more than offset a slowdown in North American steel markets.

In 2007, flat steel product sales volume increased by 18.7% to 8.144 thousand tons from 6,861 thousand tons in 2006. Sales in South and Central America increased by 419 thousand tons, or 9.6%, from 4,361 thousand tons in 2006 to 4,780 thousand tons in 2007 due to favorable economic conditions in our principal markets in the region. Sales to North America increased by 29.5% to 3,125 thousand tons in 2007 from 2,413 thousand tons in 2006. The substantial difference was due the consolidation of Grupo Imsa’s sales volume since July 26, 2007, that was partially offset by slowdown in the North American market. Sales to Europe and other markets increased by 151.3 thousand tons, or 171.6%, from 88 thousand tons in 2006 to 239 thousand tons in 2007 due to spot sales to the European market.

In 2007, long steel product sales volume increased by 9.8% to 2,386 thousand tons from 2,174 thousand tons in 2006. Sales in South and Central America increased by 309 thousand tons, or 32.6%, from 948 thousand tons in 2006 to 1,257 thousand tons in 2007, as a consequence of good economic performance in our main markets in the region. Sales to North America decreased by 112 thousand tons, or 9.1%, from 1,225 thousand tons in 2006 to 1,113 thousand tons in 2007, as a result mainly of a de-stocking process in the United States.

The following table shows the percentage of market distribution of Ternium’s total sales by region for the years indicated:

Percentage of total sales	For the year ended December 31,
	2007	2006
South and Central America	57.3%	58.8%
North America	40.2%	40.3%
Europe and Other	2.4%	1.0%

	100.0%	100.0%

Sales prices

Revenue per ton of flat steel products increased by 8.4% to USD800.6 per ton in 2007 from USD738 per ton in 2006. Revenue per ton for long steel products increased by 5.9% to USD615 per ton in 2007 from USD581 per ton in 2006. While prices remained relatively stable throughout 2007 in the North America region, steel prices in the South and Central America region grew during 2007 due to good economic performances in Argentina and Venezuela.

Cost of sales

Total cost of sales increased by 34.9%, from USD4,297.0 million in 2006 to USD5,796.0 million in 2007. The variation was mainly due to the consolidation of Grupo Imsa’s cost of sales of USD 864.9, together with an increase in Sidor’s and Siderar’s cost of sales of USD241.5 million and 320.5 million, respectively. Ternium experienced higher iron ore and related freight expenses in 2007 due to the annual increases in the international prices for iron ore and higher level of shipments. Furthermore, 2007 results included higher amortizations partially offset by three items that affected the 2006 cost of sales and that did not recur in 2007: a charge related to an increase in pension plan benefits at Sidor; lower efficiencies that resulted from the work slowdowns and strikes at Sidor that ended on November 8, 2006; and costs associated with the relining of blast furnace No.1 at Siderar, which resumed operations on January 31, 2007.

Natural gas and electricity prices for the South and Central America operations were relatively stable. Energy for the Venezuelan operations is tied to long-term contracts, and prices of electricity and natural gas under such contracts were relatively stable. Operations in Argentina are largely self-sufficient in electricity through their self-generation capabilities. Most of the energy input at our Argentine operations is obtained from metallurgical coal and pet coke, the balance being fulfilled with fuel oil and natural gas. Natural gas prices in Argentina showed only slight fluctuations.

The natural gas consumption for our operations in Mexico was partly fixed through hedging mechanisms, which prevented major cost changes associated with natural gas prices.

Average cost of sales per ton of flat steel products increased by 17.9% from USD480 per ton in 2006 to USD566 per ton in 2007 largely due to additional processing cost associated with Grupo Imsa’s richer product mix and also to overall increases in raw materials such as iron ore and related freight expenses, and costs related to the annual increases in the international prices for iron ore and higher labor costs and maintenance expenses. The average cost of sales per ton of long steel products increased by 9.3% from USD396 per ton in 2006 to USD433 per ton in 2007, mainly due to the same reasons expressed previously for flat steel products.

Cost of sales, expressed as a percentage of net sales, increased to 70.8% during 2007, compared to 65.4% in 2006. The increase was due to higher costs of supplies, raw materials and labor costs, together with a shift in product mix towards products with a lower gross margin, and also due to Grupo Imsa’s higher cost products consolidation since July 26, 2007.

Selling, general and administrative expenses

Selling, general and administrative expenses in 2007 were USD825.8 million, or 10.1% of net sales, compared to USD624.8 million, or 9.5% of net sales in 2006.

The increase in selling, general and administrative expenses reflects the consolidation of Grupo Imsa’s results and the effect of higher freight costs in Argentina and Venezuela, partially offset by a decrease in freight costs in Mexico, higher taxes in Argentina and Venezuela, higher labor cost in Venezuela due to changes in the health care system, salaries and costs relating to the dismissal of personnel.

Other operating income (expenses), net

Other operating income (expenses), net, increased by USD31.1 million, from a net loss of USD7.3 million for the fiscal year ended December 31, 2006, to net income of USD23.9 million in 2007. This variation was mainly due to a decrease of USD13.3 million in the de-recognition property, plant and equipment, together with a net recovery of USD12.8 million in the charge accounted for 2007 related to the provisions for legal claims.

Operating income

Operating income totaled USD1,586.4 million in 2007, 3.1% lower than the operating income of USD1,636.6 million in 2006. This variation was mainly due the consolidation of Grupo Imsa’s operations and, in particular, as a non-integrated producer, the operations had lower operating margins and higher input costs for slabs and freight. Operating income as a percentage of sales was 19.4% in 2007, compared to 24.9% in 2006.

Financial expenses, net

Net financial expense resulted in a net financial loss of USD426.4 million in 2007, compared to a net financial loss of USD382.8 million in 2006. The change was due to:

•

an increase of USD29.2 million in interest expense, from USD112.9 million in 2006 to USD142.1 million in 2007, due to higher interest costs resulting from the indebtedness under the facilities entered into in connection with the Grupo Imsa transaction;

•	an increase in net financial losses from the participation account in an amount of USD12.4 million from USD270.2 in 2006 to USD282.5 in 2007;

•	an increase of USD15.5 million in net foreign exchange transactions mainly related to the indebtedness under facilities entered into in connection with the Grupo Imsa transaction;

•	an increase of USD18.5 million in other charges due to the issuance of letters of credit, payment of commissions and other financial costs arising from the higher level of activity;

•

all of which was partially offset by an increase of USD14.3 million in interest income and a gain of USD13.0 million related to changes in the fair value of derivatives and a decrease in debt issue costs of USD 4.7 million.

Equity in earnings (losses) of associated companies

Ternium’s share in the results of associated companies during 2007 was a loss of USD7.1 million, compared to a gain of USD4.5 million for 2006. The decrease was mainly due to the effect of a loss of USD7.5 million in our associated company Matesi compared to a gain of USD3.9 million in 2006.

Income tax expense

During 2007, Ternium recorded an income tax expense of USD162.6 million, compared to an income tax expense of USD262.4 million for the fiscal year ended December 31, 2006. The decrease in income tax expense for the year relates mainly to the effect of inflation adjustment for tax purposes in Sidor’s deferred income tax for USD 135.2 million The effective tax rate of Ternium is calculated as income tax on income (before equity in earnings of associated companies, income tax and excess of fair value of net assets acquired over cost and minority interest). Ternium’s effective tax rate for 2007 was 14.0%, compared to 20.9% in 2006.

Net income attributable to minority interest

Net income attributable to minority interest for the fiscal year ended December 31, 2007, was USD216.7 million compared to USD200.5 million in 2006. The increase was mainly due to a decrease in Siderar’s minority interest results of USD25.2 million and an increase of USD41.3 million related to Sidor.

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

The results in 2006 were attributable to:

•	a positive environment for improved volumes and strong steel prices;

•	the consolidation for the full fiscal year of Hylsamex’s and Sidor’s results;

•	the absence of the non-recurring gain of USD188.4 million recorded in 2005 upon the conversion, in February 2005, of a convertible loan granted by Ylopa into Amazonia shares;

•

all of which was partially offset by increases in cost of sales, selling, general and administrative expenses, and financial expense. The increase in cost of sales was principally due to higher iron ore and coal costs in 2006 related to the annual increases in the international prices for those commodities, as well as to three non-recurring items that affected the year’s cost of sales: a charge related to an increase in pension plan benefits at Sidor; lower efficiencies that resulted from the work slowdowns and strikes at Sidor; and costs associated with the relining of blast furnace No.1 at Siderar. The increase in selling, general and administrative expenses was mainly due to higher freight and transportation expenses attributable to an increase in sales. Finally, the increase in financial expenses was principally attributable to higher interest expense resulting from the indebtedness under the facilities entered into in connection with the Hylsamex acquisition and to the recognition of Sidor’s excess cash payments that resulted in a financial loss of USD270.2 million.

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

Net Sales

Net sales in 2006 totaled USD6,565.6 million, a 47.5% increase from USD4,449.7 million in 2005. This significant increase was primarily due to the consolidation for the full fiscal year of Amazonia and Hylsamex’s sales of USD239.9 million (net of intercompany transactions) and USD1,760.4 million (net of intercompany transactions), respectively, together with an increase in Siderar’s sales of USD297.0 million, which was partially offset by a decrease in Ternium Internacional’s sales of USD181.5 million. Both Amazonia and Hylsamex had strong sales consistent with the solid pricing environment and the positive economic activity in the markets in which they participate.

The following table shows Ternium’s total consolidated net sales by product and geographical region for the years indicated:

In thousands of U.S. dollars	For the year ended December 31,
	2006	2005
Flat Steel Product Sales
South and Central America	3,051,449	2,403,434
North America	1,960,722	949,151
Europe and Other	48,411	327,997

Total Flat Steel Products Sales	5,060,582	3,680,582

Long Steel Product Sales
South and Central America	526,780	370,634
North America	735,823	252,576
Europe and Other	—	2,158

Total Long Steel Product Sales	1,262,603	625,368

Total Other Sales(1)	242,397	143,821

Total Sales	6,565,582	4,449,771

(1)	The item “Total Other Sales” includes mainly sales of pig iron and iron ore.

In 2006, Ternium derived the majority of its revenues (approximately 77.1%) from sales of flat steel products. Total sales of flat steel products increased significantly from USD3,680.6 million in 2005 to USD5,060.6 million in 2006. USD95.2 million (net of intercompany transactions) and USD1,142.7 million (net of intercompany transactions) resulted from the consolidation of Amazonia’s and Hylsamex’s results for the full year, respectively, together with an increase in Siderar’s sales of USD282.1 million, partially offset by a decrease in Ternium International’s sales of USD 140.8 million. After the consolidation of Amazonia and Hylsamex’s results in 2005, long steel product sales increased significantly from USD625.4 million in 2005 to USD1,262.6 million in 2006. The variation was as a consequence of an increase in Amazonia and Hylsamex’s sales of USD135.6 million and USD530.0 million respectively.

The other sales increased from USD143.8 million in 2005 to USD242.4 million in 2006, mainly as a consequence of the consolidation of Hylsamex, which exported iron ore pellets and fines to China, as well as sales of iron ore pellets from Amazonia and steel tubes from the tubing facilites located in Mexico.

Sales Volume

The following table shows our sales volume by product and market for the years indicated:

In thousands of tons	For the year ended December 31,
(unaudited)	2006	2005
Flat Steel Product Sales Volume
South and Central America	4,361	3,463
North America	2,413	1,406
Europe and Other	88	514

Total Flat Steel Product Sales Volume	6,861	5,383

Long Steel Product Sales Volume
South and Central America	948	709
North America	1,225	503
Europe and Other	—	5

Total Long Steel Product Sales Volume	2,174	1,218

Total Sales Volume(1)	9,035	6,600

(1)	The “Total Sales Volume” does not include the tons related to Other sales.

Total sales volume increased by 36.9% to 9,035 thousand tons in 2006 from 6,600 thousand tons in 2005. The increases in Sidor’s and Hylsamex’s sales volume of 201 thousand tons and 2,202 thousand tons (net of intercompany transactions), respectively, for the fiscal year 2006 mainly reflect the consolidation of these companies, together with an increase in Siderar’s sales volume of 341 thousand tons, which was partially offset by a decrease in Ternium International’s sales volume of 309 thousand tons.

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

The following table shows the percentage of market distribution of Ternium’s total sales by region for the years indicated:

	For the year ended December 31,
Percentage of total sales	2006	2005
South and Central America	58.8%	63.2%
North America	40.3%	28.9%
Europe and Other	1.0%	7.9%

	100.0%	100.0%

Sales destined to the Americas increased to 99% of the net sales in 2006 from 92.1% of net sales in 2005 primarily due to the effect of the consolidation of Hylsamex’s sales for the full year in 2006. During the same period, sales destined to South and Central America decreased slightly as percentage of net sales, while sales destined to North America increased sharply from 29.0% of net sales in 2005 to 40.3% of net sales in 2006. This variation was mainly due to the consolidation of Hylsamex for the full fiscal year in 2006, which is located in Mexico and channeled most of its shipments in the North America Region. Sales to Europe and other markets decreased to 1.0% of net sales in 2006 from 7.9% of net sales in 2005, due to the shift in sales to Ternium’s traditional markets.

Sales prices

Revenue per ton of flat steel products increased by 7.9% to USD738 in 2006 from USD684 in 2005. Revenue per ton for long steel products increased by 13.1% to USD581 in 2006 from USD514 in 2005. While prices remained relatively stable throughout 2006 in the South and Central America region, steel prices in the North America region grew during the first part of 2006, peaked in August and softened later in the year due to increased imports pressure in the U.S. and a de-stocking process in Mexico and in the U.S.

Cost of sales

Total cost of sales increased by 72.8%, from USD2,487.0 million in 2005 to USD4,297.0 million in 2006. The variation was mainly an increase of Hylsamex’s cost of sales of USD1,401.8 million due to the consolidation for the full fiscal year in 2006, together with an increase in Sidor’s and Siderar’s cost of sales of USD347.0 million and USD249.6 million, respectively. Ternium experienced higher iron ore and coal costs in 2006 related to the annual increases in the international prices for those commodities. Furthermore, 2006 results included three non-recurring items that affected the year’s cost of sales: a charge related to an increase in pension plan benefits at Sidor; lower efficiencies that resulted from the work slowdowns and strikes at Sidor that ended on November 8, 2006; and costs associated with the relining of blast furnace No.1 at Siderar, which resumed operations on January 31, 2007.

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

The cost for natural gas for the operations in Mexico was largely fixed through hedging mechanisms, which prevented major cost changes associated with natural gas prices. Electricity prices in Mexico experienced slight increases due to the higher finished steel production that required the use of additional electricity at higher peak hour rates.

Average cost of sales per ton of flat steel products increased by 28.3% from USD374 per ton in 2005 to USD480 per ton in 2006 largely due to additional processing cost associated with Hylsamex’s richer product mix and also to overall increases in raw materials and energy, such as, iron ore, coal and coke, costs related to the annual increases in the international prices for those commodities. The average cost of sales per ton of long steel products increased by 23.8% from USD320 per ton in 2005 to USD396 per ton in 2006, mainly due to the same reasons expressed previously for flat steel products.

Cost of sales, expressed as a percentage of net sales, increased to 65.4% during 2006, compared to 55.9% in 2005. The increase was due to higher costs of supplies, raw materials and labor costs, together with a product mix with a lower gross margin, and also due to Hylsamex’s consolidation for the full fiscal year.

Selling, general and administrative expenses

Selling, general and administrative expenses in 2006 were USD624.8 million, or 9.5% of net sales, compared to USD504.7 million, or 11.3% of net sales in 2005.

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

•

an increase in net financial losses from the participation account in an amount of USD49.0 million. Until February 15, 2005, Ternium accounted for its investment in Amazonia under the equity method of accounting. Thus, income arising from the participation account agreement has been recorded under income from participation account within financial income, net. Upon the conversion of the Amazonia convertible debt instrument, on February 15, 2005, Ternium acquired indirect control of Amazonia and began accounting for such investment on a consolidated basis. Following the consolidation of Amazonia’s results, income resulting from Ternium’s share of the participation account has been offset against Amazonia’s loss for the same concept and shown under net loss from participation account line item;

•	an increase of USD10.5 million in the debt issuance costs, mainly in connection with the Hylsamex’s acquisition in 2005; and

•	an increase of USD13.7 million in other charges due to the issuance of letters of credit, payment of commissions and other financial costs associated to the higher level of activity;

•

all of which was partially offset by an USD20.2 million increase in interest income and an USD12.3 million decrease in losses related to net foreign exchange transactions and changes in the fair value of derivatives.

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

Net income attributable to minority interest

Net income attributable to minority interest for the fiscal year ended December 31, 2006 was USD200.5 million compared to USD368.4 million in 2005. The decrease was mainly due to an increase in Siderar’s minority interest results of USD10.6 million and a decrease of USD165.7 million related to Amazonia’s acquisition in February 15, 2005, and the exchanges by Usiminas and San Faustin’s wholly-owned subsidiary, Inversora Siderurgica Limited.

Foreign Currency Fluctuations

See Item 11. “Quantitative and Qualitative Disclosure About Market Risk—Foreign Exchange Exposure Risk”.

Governmental Economic, Fiscal, Monetary or Political Policies or Factors

See Item 3. “Key Information—D. Risk Factors— Risks Relating to the Countries in Which We Operate”.

B. Liquidity and Capital Resources

We obtained funds from our operations and short-term as well as long-term borrowings from banking institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, acquisitions and dividend payments to our shareholders. We hold money market investments and variable-rate or fixed-rate securities from investment grade issuers. During 2007, we significantly increased our financial indebtedness, from USD1,057.1 million to USD4,084.9 million in connection with the Grupo Imsa transaction.

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

The following table shows the changes in our cash and cash equivalents, excluding funds placed in trust, for each of the periods indicated below:

	For the year ended December 31,
In thousands of U.S. dollars	2007	2006	2005 (1)
Net cash provided by operating activities	1,564,201	1,244,973	1,262,455
Net cash used in investing activities	(2,323,639)	(610,353)	(1,831,231)
Net cash provided by (used in) financing activities	1,252,735	(756,283)	1,163,368

Increase (decrease) in cash and cash equivalents	493,297	(121,663)	594,592
Effect of exchange rate changes	(258)	(315)	(34,487)
Cash and cash equivalents at the beginning of the year	633,002	754,980	194,875

Cash and cash equivalents at the end of the year	1,126,041	633,002 (2)	754,980 (2)

(1)	Cash and cash equivalents do not include certain funds that Ternium placed in a trust established to ensure that the financial needs for the normal development of Siderar’s operations were met. As of December 31, 2005, the amounts placed in the trust totaled USD5.2 million and were presented as Other Current Investments.
(2)	As of December 31, 2006 and 2005, cash and cash equivalents do not include USD10.4 million and USD10.7 million, respectively, of restricted cash.

Fiscal Year Ended December 31, 2007 compared to Fiscal Year Ended December 31, 2006

Overview

During 2007, Ternium’s primary source of funding was cash flows from its operating activities. In the third quarter of 2007, we significantly changed the mix of financial resources as a result of the credit facilities entered into in connection with the Grupo Imsa transaction.

Cash and cash equivalents increased by 77.9%, or USD493 million, from USD633 million as of December 31, 2006 (not including USD10.4 million of restricted cash), to USD1,126 million as of December 31, 2007. This amount includes cash acquired in the Grupo Imsa transaction amounting to USD190.1 million. In addition to cash and cash equivalents, as of December 31, 2007, we held other current investments totaling USD65.3 million.

Operating activities

Net cash provided by operations during 2007 was USD1,564.2 million compared to USD1,245.0 million in 2006.

The main reasons for the variation in operating cash flow were:

•	a strong increase in amortization charges of USD141.4 million that mainly reflects the effect of the Grupo Imsa transaction.

•	a decrease in income tax expenses for the year, which relates mainly to the effect of inflation adjustment for tax purposes in Sidor’s deferred income tax for USD135.2 million;

Investing activities

Net cash used in investing activities in 2007 was USD2,323.6 million, compared to USD610.4 million in 2006. The variation was mainly due to the Grupo Imsa transaction, which resulted in:

•

acquisitions of businesses in 2007 in an amount of USD1,518.3 million, equal to a total purchase consideration of USD1,728.9 million, net of acquired cash amounting to USD 190.1 million (in 2006, Ternium completed acquisition transactions for an aggregate amount of USD207.3 million, consisting of the purchase of a 50% equity interest in Acerex for USD44.6 million, the acquisition of tube manufacturing assets from Acindar for USD55.2 million, and the purchase of a 4.85% equity stake in Siderar for USD107.5 million);

•

generation of an income tax credit of USD297.7 million in 2007 for income taxes paid in connection with the transaction, which credit may be applied against income tax obligations for the years 2008 and 2009.

Financing activities

Net cash provided by financing activities was USD1,252.7 million in 2007, compared to USD756.3 million of net cash used for financing activities in 2006. The variation was mainly due to:

•

an increase in proceeds from borrowings of USD3,965.5 million, comprising the facilities entered into in connection with the Grupo Imsa transaction, to refinance existing indebtness of Grupo Imsa and Hylsa and to pay taxes, fees and expenses related to the transaction;

•	an increase in the repayments of borrowings of USD1,336.4 million, due to Ternium’s use of its strong liquidity position to reduce its financial indebtedness; and

•	the payment of dividends to the Company’s shareholders of USD100.2 million.

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

•	a strong increase in working capital needs of USD330.6 million that mainly reflects greater requirements for inventories and trade receivables, partially offset by a decrease in other receivables.

Investing activities

Net cash used in investing activities in 2006 was USD610.4 million, compared to USD1,831.2 million in 2005. The variation was mainly due to:

•

a capital expenditures increase from USD244.9 million in 2005 to USD405.8 million in 2006, as a result of the consolidation of Amazonia and Hylsamex for the full fiscal year in 2006. During 2006, the main capital expenditures were the installation of facilities for storing and handling slabs, a new reheating furnace and the upgrading of the hot strip mill No.1 in Hylsa; the relining of blast furnace No.1, as well as, improvements and enhancements in the areas of sinter production, coking facilities and the hot strip mill in Siderar; and new oxygen production facilities, the revamping and expansion of the Midrex direct reduction of iron modules and disbursements associated with the installation of a new ladle furnace in Sidor; and

•

a decrease in the acquisitions of businesses in the amount of USD1,986.1 million, that in 2005 were invested principally in the acquisition of Hylsamex. In 2006, Ternium made principally the following transactions for an amount of USD207.3 million: the purchase of the remaining 50% equity interest in Acerex for USD44.6 million; the acquisition of tube manufacturing assets from Acindar by Siderar for USD55.2 million; and the purchase of CVRD’s 4.85% equity stake in Siderar for USD107.5 million.

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

Financial Liabilities

Our financial liabilities currently consist of loans with banks, two series of debt securities, and minor overdrafts transactions. These facilities are mainly denominated in U.S. dollars. As of December 31, 2007, U.S. dollar-denominated financial liabilities represented 98% of total financial liabilities. Total financial debt increased from USD1,057.1 million as of December 31, 2006, to USD4,084.9 million as of December 31, 2007. During 2007, Ternium’s bank borrowings increased by USD3,027.8 million, principally due to the incurrence of new indebtedness in order finance the Grupo Imsa transaction and the repayment of a significant portion of outstanding borrowings related to prior acquisitions. Also, in 2007, borrowings with related companies that in 2006 amounted USD2.2 million were repaid. As of December 2007, current borrowings were 10% of total borrowings, of which none corresponded to borrowings with related parties. See Item 7. “Major Shareholders and Related Party Transactions—B. Related Party Transactions—Financial Operations and Administrative Services.”

The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

In thousands of U.S. dollars	2007		2006		2005
Borrowings with related parties	—		2,161		607,472
Bank borrowings	4,084,901	(1)	1,054,934	(1)	2,308,805	(1)

Total borrowings	4,084,901		1,057,095		2,916,277

(1)	Net of debt issuance costs

The weighted average interest rates at December 31, 2007, 2006 and 2005 shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of those instruments at December 31, 2007, 2006 and 2005, respectively.

	2007	2006	2005
Bank borrowings	6.15%	6.82%	6.08%

The maturity of our financial liabilities is as follows:

At December 31, 2007	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 – 5 Years	Over 5 Years	Total
Borrowings(1)(2)	407,404	371,232	320,390	1,732,767	1,210,473	42,635	4,084,901

Total borrowings	407,404	371,232	320,390	1,732,767	1,210,473	42,635	4,084,901

(1)	Borrowings are primarily bank borrowings with third parties. See “—Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities”.
(2)	Net of debt issuance costs.

For information on our derivative financial instruments, please see Item 11. “Quantitative and Qualitative Disclosures About Market Risk” and note 26 to our audited consolidated financial statements included in this annual report.

Most relevant Borrowings

Our most relevant borrowings as of December 31, 2007, were incurred in relation to the Grupo Imsa transaction in July 2007.

Millions of U.S. dollars or Mexican pesos (as applicable)

Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2007	Maturity

July 2007	Company	Syndicated loan	USD125.0	USD125.0	Prepaid in January 2008

June, July and August 2007	Hylsa	Syndicated loan	USD2,070.0	USD2,070.0	July 2012

July 2007	Grupo Imsa	Syndicated loan	USD1,415.0	USD1,415.0	July 2012

May 2003	Grupo Imsa	Debt securities	MXN547.0	MXN547.0	May 2009

September 2002	Grupo Imsa	Debt securities	MXN900.0	MXN900.0	August 2008

August 2007	Siderar	Term loan	USD60.0	USD60.0	August 2008

Syndicated Loan Agreements

The main covenants in the syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on investments, certain restrictions on capital expenditures and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio.) Management believes that current covenants allow us a high degree of operational and financial flexibility and do not impair our ability to obtain additional financing at competitive rates.

As of December 31, 2007, we were in compliance with all of our financial covenants.

On January 28, 2008, the Company prepaid its loans under the Company’s syndicated loan agreement in full.

On February 1, 2008, we completed the sale of our interests in Steelscape, Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of US$ 727 million. On February 28, 2008, Ternium Mexico applied USD700 million of the proceeds of such sale to prepay intercompany debt with Hylsa (USD697.5 million in principal and USD2.5 million in interest.) On that same day, Hylsa applied the proceeds of that payment to partially prepay USD2,070 million indebtedness under its syndicated loan agreement in a principal amount of USD700 million.

Debt Securities

In May 2002 and September 2003, Grupo Imsa issued two series of debt securities (certificados bursátiles, or CEBURES) on the Mexican Stock Exchange. As a result of the change in control of Grupo Imsa, the debt securities may be accelerated at any time upon the request of one or more debtholders holding at least 38% in aggregate nominal value of the CEBURES issued and outstanding, or by a resolution passed by the affirmative vote of debtholders holding at least 51% in aggregate nominal value of the CEBURES issued and outstanding at a debtholders’ meeting where a quorum of at least 75% in aggregate nominal value of the CEBURES issued and outstanding is present or represented, on the first convocation, or a quorum of at least 51% in aggregate nominal value of the CEBURES issued and outstanding is present or represented, on the second convocation. As of the date of this annual report, no such acceleration request has been received and no such debtholders’ meeting has been called.

For further information on our financial liabilities, borrowings and commitments please see notes 26 and 27(iii) to our audited consolidated financial statements included in this annual report.

C. Research and Development, Patents and Licenses, Etc.

See Item 4. “Information on the Company—B. Business Overview—Research and Development”.

D. Trend Information

See “—Overview.”

E. Off-Balance Sheet Arrangements

Ternium does not use “off-balance sheet arrangements” as such term is defined by applicable SEC rules. However, as described above Ternium has various off-balance sheet commitments for the provision of raw materials (iron ore, entered into by Sidor) and energy (gas, gas transportation and steam for the production of electricity, entered into by Siderar). Off-balance sheet commitments are discussed in note 27(iii) to our audited consolidated financial statements included in this annual report.

F. Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2007, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

In millions of U.S. dollars	Payments Due by Period as of December 31,2007
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Borrowings(1)	4,084.9	407.4	691.6	2,943.3	42.6
Estimated interest payments(2)	868.7	229.4	384.6	247.9	6.8
Purchase Obligations(3)	5,127.9	617.5	1,281.0	1,274.6	1,954.7
Sales Obligations(4)	945,4	114.3	228.7	228.7	373.6

Total Contractual Obligations	11,026.9	1,368.6	2,585.9	4,694.5	2,377.7

(1)	Borrowings are primarily bank borrowings with third parties. See “—Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.” Out of the USD4,084.9 million in total borrowings, USD83.7 million correspond to Sidor borrowings.
(2)	Variable rates used in the projection are the ones settled in the current interest period and are considered to be fixed over the years. Out of the USD868.7 million in total estimated interest payments, USD22 million correspond to Sidor estimated interest payments.
(3)	Includes contracts with T.G.N. (gas transportation), PDVSA GAS, Siderca (steam), Iberdrola, Tractebel and Edelca (electricity), Corus (slabs), Sidernet (slag removal) and Matesi. Out of the USD5,127.9 million in total purchase obligations, USD2,167.3 correspond to Sidor purchase obligations.
(4)	Includes a contract for the sale of pellets by Sidor to FMO and a contract for the sale of blooms to Tubos de Acero de Venezuela, S.A. (“Tavsa”), a subsidiary of Tenaris. For further information see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.” and Item 7. “Major Shareholders and Related Party Transactions—B. Related Party Transactions—Sales of Steel Products and Raw Materials.”

G. Recent Developments

(a) Sidor.

In April 2008, the Venezuelan government announced its intention to nationalize Sidor. For more information on the recent developments relating to the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”

(b) Sale of non-core U.S. Assets.

On February 1, 2008, Ternium completed the sale of its interests in Steelscape, Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of US$ 727 million. Ternium used the proceeds of the sale to prepay financial debt.

We sold the assets, which were acquired as part of the Grupo Imsa transaction, after determining that they were not a strategic fit with our production system. We continue to own Steelscape’s Shreveport, Louisiana plant, which has already been integrated into our operations, Ternium also has retained the pre-engineered metal buildings and insulated steel panels businesses in Mexico. For more information on post-balance sheet events, please refer to note 34 to our audited consolidated financial statements included in this annual report.

(c) Annual General Shareholders Meeting.

On June 4, 2008, the Company’s annual general shareholders meeting approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2007, and the proposed dividend of USD0.05 per share (USD0.50 per ADS), or approximately USD100.2 million. The Company paid the dividend on June 12, 2008.

The shareholders meeting also re-elected Ubaldo Aguirre, Roberto Bonatti, Carlos Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil and elected Wilson Nélio Brumer and Marco Antônio Soares da Cunha Castello Branco as members of the board of directors to serve until the next annual shareholders meeting which will be held in June 2009.

The board of directors subsequently re-appointed Paolo Rocca as chairman of the Company’s board of directors; Daniel Novegil as chief executive officer of the Company; and confirmed Ubaldo Aguirre, Pedro Pablo Kuczynski and Adrián Lajous as members of the Company’s audit committee, with Mr. Aguirre to continue as chairman.

The Company re-appointed PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.ár.l., and, in connection with the Company’s annual and interim financial statements required under the laws of other relevant jurisdictions, through Price Waterhouse & Co. S.R.L.) as the Company’s independent auditors for the 2008 fiscal year.

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

Pursuant to the terms of a shareholders’ agreement, dated July 20, 2005, between Usiminas and I.I.I.-Industrial Investments Inc., a wholly-owned subsidiary of San Faustín organized in the Cayman Islands and the Company’s direct controlling shareholder (“I.I.I. CI”), Usiminas is entitled to designate two directors and I.I.I. CI is entitled to designate the chief executive officer of the Company and seven directors (and, in the case of an increase in the total number of directors, a majority of such directors), one of whom shall be the chairperson of the board of directors. The shareholders’ agreement will remain in full force and effect so long as Usiminas and I.I.I. CI each hold at least 5% of the shares of the Company or until it is terminated by either of Usiminas or I.I.I. CI pursuant to its terms. Wilson Nélio Brumer and Marco Antônio Soares da Cunha Castello Branco were nominated as directors pursuant to this agreement.

In addition, on January 9, 2006, Tenaris and a wholly-owned subsidiary of San Faustín entered into a shareholders’ agreement, pursuant to which such San Faustíon subsidiary will take all actions in its power to cause one of the members of the Company’s board of directors to be one nominated by Tenaris and any directors nominated by Tenaris only be removed pursuant to written instructions by Tenaris. Tenaris and San Faustín’s subsidiary also agreed to cause any vacancies on the board of directors to be filled with new directors nominated by either Tenaris or the San Faustín subsidiary, as applicable. On April 27, 2007, the San Faustín subsidiary assigned all of its rights and obligations under the shareholers’ agreement to I.I.I. CI. The shareholders’ agreement will remain in effect so long as each of the parties holds at least 5% of the shares of the Company or until it is terminated by either Tenaris or I.I.I. CI pursuant to its terms. Carlos A. Condorelli was nominated as a director pursuant to this agreement.

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

Within the limits of applicable law, the board of directors of the Company may delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided that such delegation shall be subject to prior authorization by the general shareholders’ meeting. On September 14, 2005, following the requisite authorization at the general shareholders’ meeting, the board of directors delegated such day-to-day management and authority to Daniel A. Novegil. On June 4, 2008, the Company’s annual general shareholders meeting re-elected Ubaldo Aguirre, Roberto Bonatti, Carlos Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil and elected Wilson Nélio Brumer and Marco Antônio Soares da Cunha Castello Branco as

members of the board of directors to serve until the next annual shareholders meeting which will be held in June 2009. The board of directors subsequently re-appointed Paolo Rocca as chairman of the Company’s board of directors and Daniel Novegil as chief executive officer of the CompanyTernium.

The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2007
Paolo Rocca(1)	Chairman	Chairman and C.E.O. of Tenaris and Chairman of Ternium	3	55
Marco Antônio Soares da Cunha Castello Branco	Director	President of Usiminas	—	47
Ubaldo Jose Aguirre	Director	Managing Director of Aguirre, Gonzalez, Marx & Asociados S.A.	2	59
Roberto Bonatti(1)	Director	President of San Faustín	3	58
Carlos Condorelli	Director	Member of the Board of Tenaris	2	56
Adrián Lajous	Director	Energy advisor at McKinsey & Company	2	64
Wilson Nelio Brumer	Director	Chairman of the board of Usiminas	—	59
Bruno Marchettini	Director	Member of the board of San Faustín and Siderar	2	66
Daniel Novegil	Director	C.E.O. of the Company	2	55
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustín	2	59
Pedro Pablo Kuczynski	Director	Partner of The Rohatyn Group	1	69

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Paolo Rocca. Mr. Rocca has served as the chairman of the Company’s board of directors since 2005. Mr. Rocca, a grandson of Agostino Rocca, has served as our chairman since 2005. He is also chairman and chief executive officer of Tenaris, chairman of the board of directors of Tamsa and the vice president of Confab Industrial S.A. In addition, he is a member of the board of directors and vice president of San Faustín and a member of the board of directors of Techint Financial Corporation N.V. Mr. Rocca is a vice chairman of the International Iron and Steel Institute and a member of the International Advisory Committee of the New York Stock Exchange. Mr. Rocca is an Italian citizen.

Marco Antônio Soares da Cunha Castello Branco. Mr. Castello Branco has served on the Company’s board of directors since June 4, 2008. He currently serves as President-CEO of Usiminas, a position to which he was appointed on April 29, 2008. He has held several positions within Mannesman (now Vallourec & Mannesmann Tubes) including Commercial Director and Chairman of the board of directors. Mr. Castello Branco is a Brazilian citizen.

Ubaldo Aguirre. Mr. Aguirre has served on the Company’s board of directors since January 12, 2006. Mr. Aguirre is a managing director of Aguirre, Gonzalez and Marx S.A., an Argentine investment banking firm, and also serves as a member of the board of directors of Juan Minetti S.A., a subsidiary of Holcim, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A. and since 2000 as member of the board of directors of URS Argentina S.A. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar. Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank—where he was responsible for that country’s external borrowing program and financial negotiations—Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre is an Argentine citizen.

Roberto Bonatti. Mr. Bonatti has served on the Company’s board of directors since 2005. Mr. Bonatti, grandson of Agostino Rocca and first cousin of the Company’s chairman, Paolo Rocca, has been involved in Techint Group businesses, specifically in the engineering and construction and corporate sectors, throughout his career. He was first employed by the Techint Group in 1976, as a deputy resident engineer in Venezuela. In 1984, he became a member of the board of directors of San Faustín, the Company’s controlling shareholder, and, since 2001, he has served as its president. In addition, Mr. Bonatti currently serves as president of Techint Compañía Técnica Internacional S.A.C.I. and Tecpetrol S.A., an oil producer, and is a member of the board of directors of Siderca S.A.I.C. (“Siderca”), Siderar and Tenaris. Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli on the Company’s board of directors since 2005. He is currently a member of the board of directors of Tenaris. He began his career within the Techint Group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris or its subsidiaries and other Techint Group companies, including as chief financial officer of Tenaris, finance and administration director of Tubos de Acero de México, S.A. (“Tamsa”), and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Adrián Lajous. Mr. Lajous has served on the Company’s board of directors since January 12, 2006. Mr. Lajous currently serves as the senior energy advisor to McKinsey & Company, chairman of the Oxford Institute for Energy Studies, president of Petrométrica, S.C. and non-executive director of Schlumberger, Ltd. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Pemex in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. Mr. Lajous is a Mexican citizen.

Wilson Nélio Brumer. Mr. Brumer has served on the Company’s board of directors since June 4, 2008. He is chairman of the board of directors of Usiminas, a position to which he was appointed on April 29, 2008. He was Secretary of State of Economic Development in the State of Minas Gerais, Brazil. He also served as Chairman and Vice-Chairman of the Board of Directors of Companhia Vale Do Rio Doce, Chairman of the Board of Directors of BHP Billiton in Brazil, and President of Acesita S.A. Throughout his career, Mr. Brumer served as member of the Board of Directors of several Brazilian companies and entities related to the steel industry. Mr. Brumer is a Brazilian citizen.

Bruno Marchettini. Mr. Marchettini has served on the Company’s board of directors since January 12, 2006. Mr. Marchettini is senior advisor in technological matters for the Techint Group. Mr. Marchettini has retired from executive positions and is presently engaged as a consultant by Siderar. Mr. Marchettini is a director of San Faustin and Tenaris. Mr. Marchettini is an Italian citizen.

Daniel A. Novegil. Mr. Novegil has served as a director and chief executive officer of the Company since 2005. Mr. Novegil joined Propulsora Siderurgica in 1978 and was appointed as its general director in 1991. In 1993, following the merger of the privatized company Somisa with Propulsora, he was appointed managing director of Siderar. In 1998, after the acquisition of Sidor, Mr. Novegil was appointed chairman and chief executive officer of Sidor. In March 2003, Mr. Novegil was designated executive vice-president of the Techint Flat and Long Steel Division, with executive responsibilities over Siderar and Sidor. He became president of Siderar in May 2005. Mr. Novegil is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca has served on the Company’s board of directors since January 12, 2006. Mr. Rocca, a grandson of Agostino Rocca and brother of the Company’s chairman, Mr. Paolo Rocca, is the chairman of the board of directors of San Faustín, a member of the board of directors of Tamsa and Tenaris, the president of the Humanitas Group, and the president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and of Tenova S.p.A. In addition, he is a member of the board of directors or executive committees of several companies, including Allianz S.p.A, RCS Quotidiani and Buzzi Unicem. He is the vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.

Pedro Pablo Kuczynski. Mr. Kuczynski has served as a member of the Company’s board of directors since June 7, 2007. He was Prime Minister of Peru in 2005-2006 and prior to that he was the Minister of Economy and Finance from 2001. He was the Republic of Peru’s Minister of Energy and Mines in 1980-82. He was president until 2001 of a private equity firm he founded in 1992 after spending ten years as Chairman of First Boston International (today Credit Suisse) in New York. Since 2007, he is Senior Advisor to the Rohatyn Group, a firm specializing in emerging markets. He ran a bauxite mining company affiliated with Alcoa between 1977 and 1980. He began his career at the World Bank in 1961 and was in the 1970s head of its Policy Planning Division, Chief Economist for Latin America and Chief Economist of IFC. He was born in Peru and educated in Peru and at Oxford and Princeton. Mr. Kuczynski is a United States and Peruvian national.

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

PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.ár.l., and, in connection with the Company’s annual and interim financial statements required under the laws of other relevant jurisdictions, through Price Waterhouse & Co. S.R.L.) are the Company’s independent auditors for the year ending December 31, 2008.

Senior Management

The following table sets forth certain information concerning our senior management:

Name	Age at December 31, 2007	Position
Daniel Novegil	55	Chief Executive Officer; Director
Roberto Philipps	61	Chief Financial Officer
Fernando Landa	49	International Area Managing Director
Julían Eguren	44	North Region Area Manager
Martín Berardi	50	South Region Area Manager
Ricardo Prósperi	45	Central Region Area Manager
Oscar Montero Martínez	47	Planning and Operations General Director
Luis Andreozzi	57	Engineering and Environment Director
Miguel Punte	60	Human Resources Director
Rubén Bocanera	51	Chief Information Officer

Daniel A. Novegil. Mr. Novegil has served as a director and chief executive officer of the Company since 2005. Mr. Novegil joined Propulsora Siderurgica in 1978 and was appointed as its general director in 1991. In 1993, following the merger of the privatized company Somisa with Propulsora, he was appointed managing director of Siderar. In 1998, after the acquisition of Sidor, Mr. Novegil was appointed chairman and chief executive officer of Sidor. In March 2003, Mr. Novegil was designated executive vice-president of the Techint Flat and Long Steel Division, with executive responsibilities over Siderar and Sidor. He became president of Siderar in May 2005. To date, Mr. Novegil has 29 years of experience in the Techint Group. He is an Argentine citizen.

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

Fernando Landa. Mr. Landa currently serves as our International Area ManagingDirector. He joined Siderar in 1982 as an analyst in the planning department. Since then he has held several positions in the planning and commercial department. From 1997 until 2000 he served as Commercial Director of Sidor. Mr. Landa is an Argentine citizen.

Martín Berardi. Mr. Berardi currently serves as our South Region Area Manager. He began his career with the Techint Group in 1980 as a trainee in Propulsora Siderúrgica. He has held several positions within the Techint Group including in Propulsora Siderúrgica, Siat S.A.I.C. and Siderca. He served as managing director of Siat (1992-1995), managing director of Tamsa (1995-2000), president and chief executive officer of Sidor (2000-2004) and became managing director of Siderar in October 2004, a position which he held until he assumed his present position at the Company. He was president of the “Instituto Venezolano de Siderurgia” between 2002 and 2004 and he has also been vice-president of “Centro de Industriales Siderurgicos de Argentina” since 2004. Mr. Berardi is an Argentine citizen.

Julián Eguren. Mr. Eguren currently serves as our NorthRegion Area Manager. Since January 2008, he has been the chief executive officer of Ternium Mexico. Prior to that he served as chief executive officer of Sidor. He has held several other executive positions since joining the Techint Group in 1987, such as commercial director of Sidor, chief executive officer of Tavsa, general manager of Socominter (Venezuela), economic planning manager and treasurer of Tamsa and commercial planning manager of Siderca. He is also director of IVES (Venezuelan Steel Institute), ILAFA (Latin-American Institute of Iron and Steel) and Matesi, and president of CAVEARG (Venezuelan Argentinean Chamber). Mr. Eguren is an Argentine citizen.

Ricardo Prósperi. Mr. Prósperi currently serves as our Central Region Area Manager. Since February 2007, he has been the chief executive officer of Sidor. He has held several other executive positions since joining the Techint Group in 1985, such as Commercial Director of Siderar, Exports Manager of Sidor and Sales Manager of

Siderar. He is also Director of Centro de Industriales Siderurgicos de Argentina or “CIS”, IVES (Venezuelan Steel Institute) and ILAFA (Latin-American Institute of Iron and Steel). Mr. Prósperi is an Argentine citizen.

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

B. Compensation

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for such position a fee of USD70 thousand. The chairman of the audit committee received an additional fee of USD60 thousand while the other members of the audit committee received an additional fee of USD50 thousand.

The aggregate compensation earned by directors and executive officers during 2007 amounted to approximately USD9,984 thousand.

On January 1, 2007, Ternium adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives may be granted a number of units, with the value of such units being determined based in the Company’s equity value (excluding minority interest). Each unit entitles the holder thereof to receive cash amounts equal to the amount of dividends paid from time to time to the Company’s shareholders. Units vest over a four-year period and we will redeem vested units on the tenth anniversary of the grant date, or when the employee ceases employment if that should be sooner; provided, however, that we are required to repurchase the units at full value (regardless of vesting) within ten business days of the death or permanent disability of the relevant beneficiary. Compensation under this program is not expected to exceed 35% of the total annual compensation of the beneficiaries. As of December 31, 2007, the outstanding liability corresponding to the program amounts to USD1.9 million.

C. Board Practices

See “—Directors and Senior Management”.

There are no service contracts between any director and Ternium that provide for benefits upon termination of employment.

Audit Committee

On June 4, 2008, our board of directors re-appointed Ubaldo Aguirre (chairman), Adrián Lajous and Pedro Pablo Kuczynski, as members of its audit committee. All three members of the audit committee are independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

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

D. Employees

The following table shows the number of persons employed by Ternium and its consolidated subsidiaries:

At December 31, 2007
Argentina	5,243
Venezuela	5,537
Mexico	9,570
Other	3,295

Total employees	23,645

(1)	It does not include 3,894 outsourced employees. We expect that during 2008 some outsourced personnel will be incorporated in Ternium as direct employees.

At December 31, 2007, number of persons employed by Ternium was 23,645. During 2007, previously outsourced personnel became direct employees of Ternium, while the aggregate number of employees increased compared to 2006.

Argentina

Most of Siderar’s employees are members of the Argentine steel industry employee union (the Unión Obrera Metalúrgica de la República Argentina, or UOM.) Employees are covered by a collective agreement that includes all workers in Argentina in the steel and metalmechanic industry. The employees are also covered by certain complementary collective agreements signed between Siderar and the UOM that define specific issues related to any plant in particular or Siderar as a whole, such as working structures, salary levels related to performance, productivity, production quantity and quality and the results of Siderar. These agreements are subject to periodic modification according to changing circumstances and are updated in relation to competitiveness, quality, security and efficiency goals.

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

After a two-month negotiation period, on June 5, 2008, the UOM and the steel industry employer organization (the Centro de Industriales Siderúrgicos) reached agreement on compensation for the period April 1, 2008-March 31, 2009, and the union agreed to a standstill during the term of the agreement.

Under Argentine law, Siderar is required to contribute up to 23% of its employees’ base salaries to various national and privately-run health, pension and retirement plans. Siderar must also withhold an additional percentage from salaries for contribution to such funds. The amount to be withheld for the pension fund has varied according to emergency measures imposed by the government to cope with the Argentine crisis of 2002. As of December 2004, the withholding percentage was 13% for those employees affiliated with the privately-run pension funds and 17% for those affiliated with the public plan. During 2007, the latter percentage increased to 17%. Furthermore, as of 2003, there was a maximum of ARP4,800 over which Siderar must contribute and withhold the percentage for the pension fund. From that year on, this maximum was progressively increased for the employer’s contributions for the middle and superior personnel until it was completely eliminated in 2005.

Under Argentine law, in order to terminate an employee without cause, Siderar must indemnify the employee based on the employee monthly salary per each year of employment. As of March 31, 2008, the maximum monthly salary for the UOM unionized employees (as agreed with the union) was ARP4,422.97 while for the ASIMRA unionized employees was ARP10,503.0. However, for the non-unionized employees the maximum compensation prescribed by law is higher and variable. In January 2002, the Argentine government established an emergency regime under which employees that were terminated without cause were entitled to an extra 50% over the legally required indemnification amount; however, the emergency regime was terminated in September 2007 by Executive Decree 1224/2007. In addition to its legal obligations, in 1995 Siderar established a benefit program for its senior management that is applied in certain cases of employment termination.

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

In October 2004, a collective bargaining agreement was reached with the union which terminated in February 2007. During 2007 and early 2008, Sidor engaged in talks with SUTISS for the renegotiation and renewal of the collective bargaining agreement. During the first quarter of 2008, SUTISS called out the workers on a series of staged strikes, thereby affecting Sidor’s production activities. In April 2008, during the ongoing negotiations relating to the renewal of the prior collective bargaining agreement, the Venezuelan government announced its intention to nationalize Sidor, and in May 12, 2008, a collective bargaining agreement was entered into between SUTISS and Venezuela’s Minister of Basic Industries and Mining, claiming to act on behalf of Sidor.

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

Mexico

In Mexico, approximately 65% of Ternium employees are unionized, and the rest are not. The majority of its unionized workers (65%) in Mexico are members of FENASA (“Federación Nacional de Asociaciones Sindicales Autónomas”), the national federation of autonomous union associations while 30% of the unionized workers are members of FNSI (“ Federación Nacional de Sindicatos Independientes”), the national federation of independent ujnions. The unionized employees of Peña Colorada, however, are members of Sindicato de Trabajadores Mineros, Metalúrgicos y Similares de la República Mexicana. The applicable collective bargaining agreements are negotiated every two years and salary adjustments are made on an annual basis. Despite some minor social and union problems, Ternium’s subsidiaries maintain good relations with its labor force in Mexico and has never experienced a strike or work stoppage.

Under Mexican law, Ternium’s Mexican subsidiaries are required to pay their employees an annual benefit of approximately 10% of pre-tax income, calculated using a methodology similar to the methodology used for the calculation of the income tax.

E. Share Ownership

To our knowledge, the total number of the Company’s shares (in the form of ordinary shares or ADSs) owned by our directors and executive officers as of April 30, 2008, was 405,160, which represents 0.02% of our outstanding shares. The following table provides information regarding share ownership by our officers and directors.

Director or Officer	Number of Shares Held
Adrián Lajous	74,060
Daniel Novegil	243,000
Roberto Philipps	82,600
Fernando Landa	4,000
Ricardo Prósperi	1,500

Total	405,160

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the beneficial ownership of our shares, as of April 30, 2008, by (1) our principal shareholders (persons or entities that own beneficially 5% or more of the Company’s shares), (2) our directors and executive officers as a group and (3) non-affiliated public shareholders.

Identity of Person or Group	Number	Percent
I.I.I. CI(1)	1,184,069,232	59.06%
Tenaris(2)	229,713,194	11.46%
Usiminas(3)	285,731,726	14.25%
Directors and executive officers as a group	405,160	0.02%
Public	304,824,130	15.21%

(1)	I.I.I. CI is controlled by San Faustín. Rocca & Partners controls a significant portion of the voting power of San Faustín and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustín.
(2)	Tenaris is controlled by I.I.I. CI, which is controlled by San Faustín. Rocca & Partners controls a significant portion of the voting power of San Faustín and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustín.
(3)	Usiminas holds its shares through a wholly-owned subsidiary.

As of May 30, 2008, 29,313,847 ADSs (representing 293,138,470 shares of common stock, or 14.62% of all outstanding shares of common stock of the Company) were registered in the name of 100 holders resident in the United States.

The voting rights of our principal shareholders do not differ from the voting rights of other shareholders. None of our directors or officers is a legal or beneficial owner of any of our shares. We are not aware of any arrangement which may at a later date result in a change of control of the Company.

B. Related Party Transactions

Ternium is a party to several related party transactions as described below. Material related party transactions are subject to the reviewof the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on theapproval process for related party transactions, see Item 6.C. “Directors, Senior Management and Employees –Board Practices-Audit Committee.”

Amazonia (Sidor’s controlling shareholder), Hylsamex and Grupo Imsa became subsidiaries of the Company on February 15, 2005, August 22, 2005 and July 26, 2007, respectively, and consolidation of their results began on those dates. Accordingly, transactions between Sidor, Hylsamex or Grupo Imsa for the year 2005 or 2007, as applicable, with related parties are only shown as related-party transactions for the Company to the extent attributable to periods beginning on or after the respective consolidation dates.

Purchases of Raw Materials

In the ordinary course of business, Ternium buys raw materials and other production inputs from the subsidiaries of Tenaris. These purchases are made on similar terms and conditions to those purchases made by the Ternium companies from unrelated third parties. These transactions include:

•

purchase of ferrous scrap and other raw material, which amounted to USD22.7 million in 2007, USD19.2 million in 2006 and USD9.7 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 the additional purchases amounted to USD0.1 million)

•

purchase of steam and operational services from the Argentine electric power generating facility of Tenaris for Siderar in San Nicolás. These purchases amounted to USD8.1 million in 2007, USD6.4 million in 2006 and USD2.6 million in 2005. In addition, Siderar recorded an income of USD6.1 million in 2005 due to a penalty charge paid by Siderca, a subsidiary of Tenaris, for the failure to deliver contractual volumes of steam. As of the date of this annual report, we are renegotiating the prices to be paid pursuant to the contract for steam purchased during the period from 2004 to the present, following the “pesification” of the contract to Argentine pesos at a one-to-one U.S. dollar to Argentine peso exchange rate in 2001. This contract renegotiation could result in a liability to Siderca for the period from 2004 to the present and higher future prices, the impact of which is not expected to be significant.

Sales of Steel Products and Raw Materials

In the ordinary course of business, Ternium sells flat steel products, steel bars and raw materials to the subsidiaries of Tenaris. These transactions include:

•	Sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to USD71.3 million in 2007, USD35.9 million in 2006 and USD29.2 million in 2005.

•

Sales of steel bars to be used in the seamless pipe operation of the subsidiaries of Tenaris in Venezuela, which amounted to USD45.8 million in 2007, USD30.5 million in 2006 and USD31.8 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 the complementary sales amounted to USD4.9 million).

•	Sales of pig iron, DRI, scrap and other raw materials to be used in the production of seamless pipes, which amounted to USD11.8 million in 2007, USD23.7 million in 2006 and USD11.7 million in 2005.

In certain circumstances, Ternium sells steel products to other companies in the Techint Group. These sales amounted to USD0.4 million in 2007, USD0.6 million in 2006 and USD0.2 million in 2005.

All these sales are made on similar terms and conditions to those sales made by Ternium to unrelated third parties.

Transactions involving Matesi

Sidor established Matesi jointly with a subsidiary of Tenaris to operate an HBI production facility in Venezuela. Sidor holds 49.8% of Matesi and the subsidiary of Tenaris holds 50.2%. Transactions associated with this operation include:

•

purchases of HBI (Hot Briquette Iron) by Sidor pursuant to an off-take agreement, which amounted to USD49.4 million in 2007, USD77.3 million in 2006 and USD79.0 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 the additional purchases amounted to USD8.1 million). The agreement establishes that Matesi is required to sell to Sidor, on a take-or-pay basis, 29.9% of Matesi’s HBI production, or up to 49.8% at the election of Sidor.

•

Sidor entered into a Management Assistance Agreement with Matesi. As part of this agreement, Matesi paid fees to Sidor amounting USD0.7 million in 2007, USD1.1 million in 2006 and USD1.2 million in 2005, related to the provision of managerial services (during the period beginning on January 1, 2005 and ending on February 14, 2005 the complementary fees amounted to USD0.1 million). Additionally, Sidor purchased goods and services on behalf of Matesi for an amount of USD15.1 million in 2005 (during period beginning on January 1, 2005 and ending on February 14, 2005 the complementary transactions amounted to USD1.1 million).

•

as part of the investment agreement to finance the acquisition of Matesi’s assets and its start-up, in July 2004 Sidor granted a loan to Matesi for an outstanding amount at December 31, 2007, of USD26.4 million. This loan bears interest at a rate of LIBOR plus 2%. Interest earned on this loan amounted to USD2.9 million in 2007, USD3.6 million in 2006 and USD2.9 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 the additional interest amounted to USD0.4 million). In May 2007, the board of directors of Matesi approved the partial capitalization of the loan.

•

Hylsa earned royalties and technical assistance fees in respect of licensed technology to Matesi. These royalties and fees amounted to USD0.5 million in 2007, USD1.6 million in 2006 and USD1.6 million in 2005.

•

during 2006, Sidor entered into a Service Agreement with Matesi under which Sidor recycles by-products form Matesi’s operations into raw materials. Sidor provided services to Matesi for an amount of USD0.9 million in 2007 and USD1.5 million in 2006.

•	during 2007, Sidor entered into a Service Agreement with Matesi under which Matesi recycles pellets from Sidor into HBI. Sidor paid USD2.4 in 2007 under this agreement.

Purchase Agency Services

Until September 2006, Ternium had in place agreements pursuant to which Exiros acted as its purchase agent. In October 2006, Ternium acquired 50% of Exiros from Tenaris. As a result of that transaction, each of Ternium and Tenaris hold 50% of Exiros, and Exiros continues acting as purchase agent for its shareholders and their subsidiaries. This acquisition amounted to USD2.3 million. Ternium paid fees amounting to USD19.2 million in 2007, USD11.5 million in 2006 and USD4.8 million in 2005.

Supply of Natural Gas

Siderar’s supplies of natural gas for operations are arranged with Tecpetrol, TGN, Litoral Gas and Energy Consulting Services. Tecpetrol is a Techint group company engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. TGN operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina. Litoral Gas is a company that distributes gas in the Province of Santa Fé and in the northeastern section of the Province of Buenos Aires. Energy Consulting Services is a company engaged in energy and management consulting, representing one of the major and most reliable natural gas traders in Argentina. The Techint group holds significant but non-controlling interests in TGN, Litoral Gas and Energy Consulting Services.

In March 2003, Siderar entered into an agreement with Tecpetrol under which Siderar paid USD17.3 million for the purchase of a total 725 million cubic meters of natural gas to be delivered to Siderar’s facilities over a period of five years. This financial advanced payment was finished during 2007, and according to contract, Tecpetrol decided the finalization of the agreement. Siderar continued with spot purchases of gas to Tecpetrol. In all the cases, the prices are equivalent or more competitive than those charged by Repsol YPF (Siderar’s principal gas supplier) to Siderar. Tecpetrol’s sales to Ternium amounted to USD7.1 million in 2007, USD8.9 million in 2006 and USD7.4 million in 2005.

TGN charges Siderar a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Ternium amounted to USD10.7 million in 2007, USD4.0 million in 2006 and USD2.4 million in 2005.

Litoral Gas’ and Energy Consulting Services provide Siderar with natural gas. Litoral Gas’ sales to Ternium totaled USD0.6 million in 2007, USD0.7 million in 2006 and USD0.9 million in 2005, while Energy Consulting Services’ sales amounted to USD0.9 million in 2007, USD1.4 million in 2006 and USD1.5 million in 2005.

Provision of Engineering and Labor Services

Ternium contracts with certain Techint group companies engineering, construction, specialized labor and supervision services for civil and electromechanical works and non-specialist manual labor services, such as cleaning, general maintenance and handling of by-products. These services can usually be provided by other Techint group companies at more competitive prices than if Ternium performed them and are contracted out at market rates. Fees accrued for these services amounted to USD138.3 million in 2007, USD135.9 million in 2006 and USD63.8 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 Sidor paid additional fees amounting USD0.4 million).

Sales and Purchases of Other Products and Services

Ternium entered into other transactions with Techint group companies, the most important ones including:

•

payment of commissions to Techintrade Corp. owing to commercial agency services, which amounted to USD10.2 million in 2005. On May 17, 2005 this contract was transferred to a full owned subsidiary of Ternium.

•

purchase of plant equipment and spare parts to Techint Compagnia Tecnica Internazionale and other related companies, which amounted to USD17.1 million in 2007, USD19.8 million in 2006 and USD9.5 million in 2005 (during the period beginning on January 1, 2005 and ending on February 14, 2005 Sidor additional purchases amounted to USD8.2 million).

•	purchases of steel products from Tenaris’s subsidiaries, which amounted to USD0.3 million in 2007, USD3.3 million in 2006 and USD2.4 million in 2005.

•

beginning in July 2006, Ternium entered into annual contracts with Information Systems & Technologies, a subsidiary of Tenaris, for the provision of technology and information services for the years 2006 and 2007. Fees paid under this contract amounted to USD2.9 million in 2007 and USD1.6 million in 2006.

Financial Operations and Administrative Services

In order to finance the acquisition of Hylsamex, Ternium entered into Subordinated Convertible Loans with related parties. Interest paid amounted to USD1.8 million in 2006 and USD9.7 million in 2005. For a description of these loans, see Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”

Finma S.A., a company owned by various Techint group companies, provides administrative and legal support services to Techint group companies, including Siderar and Sidor. In August 2006, Finma was reorganized and Siderar acquired 33.33% of its share capital. Fees accrued under this agreement amounted to USD6.5 million in 2007, USD4.0 million in 2006 and USD3.5 million in 2005(during the period beginning on January 1, 2005 and ending on February 14, 2005 Sidor paid additional fees amounting USD0.1 million).

Other Transactions

During 2007, Ternium acquired office space in Buenos Aires from Santa María S.A.I.F., a subsidiary of San Faustin, for an amount of USD3.8 million and sold office space in Buenos Aires to Tenaris for an amount of USD2.6 million.

During 2007, Ternium sold welded steel pipes to Tenaris as part of an order to a Tenaris customer for an amount of USD1.6 million.

In the ordinary course of business, from time to time, Ternium carries out other transactions and enter into other arrangements with Techint group companies, none of which are believed to be material.

C. Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-50 for our audited consolidated financial statements.

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

Arbitration proceedings against PDVSA Gas, C.A.

In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas against the application of the most favored client clause) were resolved in Sidor’s favor. Accordingly, in its financial statements at December 31, 2004, Sidor reversed the USD41.4 million provision it had recorded at December 31, 2003. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void an arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void this arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At December 31, 2007, Sidor’s potential exposure under this litigation amounted to USD160.7 million.

Tax matters relating to Sidor

Sidor recorded a provision for a total amount of USD7.3 million in connection with tax matters arising from compensations of tax credits made by the Company since the implementation of the V.A.T. law in June 1999. The SENIAT, the Venezuelan tax and customs authority, is claiming the interest accrued on the application of those tax credits as payment on account of tax obligations.

In late May 2008, the Venezuelan tax authorities initiated a tax assessment against Sidor involving income taxes for fiscal years 2003, 2004, 2005, 2006 and 2007 resulting in allegedly omitted payments in an aggregate principal amount of VEB1,438.6 million (or USD669.1 million). For further information, please see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”

Labor lawsuits brought against Sidor

Sidor has become aware of various labor lawsuits recently brought by groups of Sidor employees, claiming wage differentials for an aggregate amount in excess of USD100 million.

Tax matters relating to Siderar

The Argentine tax authority, the Administración Federal de Ingresos Públicos (the “AFIP”), has challenged the income tax treatment of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP considered the treatment given by Siderar to these expenses to be incorrect and that they should be treated as investments or improvements that must be capitalized and, therefore, the AFIP made a reassessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD21.7 million.

Siderar appealed these assessments before the Argentine Tax Court. On April 13, 2005, Siderar was notified of a ruling issued by the Argentine Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 by USD14.1 million and instructing that the taxes be recalculated in accordance with this ruling. Siderar recorded a provision amounting to USD4.8 million as of December 31, 2007, as management of the Company considers there is a probable outflow of benefits. The ruling issued by the Argentine Tax Court regarding fiscal years 1995 and 1996 has been appealed by both AFIP and Siderar, but Siderar is required to pay the amounts (capital and interest) due to the AFIP pursuant to this ruling even if, at that time, Siderar’s appeal has not been resolved. The Argentine Tax Court approved the recalculation amounts and in December 2006 Siderar paid USD0.1 million. AFIP has subsequently appealed the Argentine Tax Court’s approval of the amount.

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

On June 4, 2008, the Company’s shareholders approved a dividend of USD0.05 per share (USD0.50 per ADS), or an aggregate of approximately USD100.2 million. The Company paid the dividend on June 12, 2008.

On June 6, 2007, the Company’s shareholders approved a dividend of USD0.05 per share (USD0.50 per ADS), or an aggregate of approximately USD100.2 million. The Company paid the dividend on June 12, 2007. This was the first dividend distribution made by the Company since its formation.

We conduct all of our operations through subsidiaries and, accordingly, our main source of cash to pay dividends is the dividends received from our subsidiaries. See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Structure of the Company—As a holding company, our ability to pay dividends and obtain financing depends on the results of operations and financial condition of our subsidiaries and could be restricted by legal, contractual or other limitations.” These dividend payments will likely depend on our subsidiaries’ results of operations, financial condition, cash and capital requirements, future growth prospects and other factors deemed relevant by their respective boards of directors, as well as on any applicable legal restrictions. See Item 3. “Key Information—D. “Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina” and—Venezuela” and Item 10. “Additional Information—B. Memorandum and Articles of Association—Dividends” for a discussion of the current Argentine and Venezuelan restrictions on the payment of dividends.

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

A. Offer and Listing Details

The Company’s ADSs are listed on the NYSE under the symbol “TX.” Trading on the NYSE began on February 1, 2006. As of March 30, 2008, a total of 2,004,743,442 shares were registered in the Company’s shareholder register.

As of May 31, 2008, a total of 305,229,290 shares were registered in the name of the depositary for the Company’s ADR program. On June 20, 2008, the closing sales price for the Company’s ADSs on the NYSE was USD40.90.

New York Stock Exchange

As of May 31, 2008, a total of 30,522,929 ADSs were registered of record. Each ADS represents 10 shares of the Company’s stock. The Bank of New York acts as the Company’s depositary for issuing ADRs evidencing the ADSs. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the ADSs on the NYSE. The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares, in the form of ADSs, traded on the NYSE.

	Price per ADS
2007	High	Low
First quarter	30.74	23.00
Second quarter	31.80	25.28
Third quarter	34.18	23.30
Fourth quarter	42.48	30.88

Last Six Months	High	Low
January 2008	40.40	30.01
February 2008	40.19	33.40
March 2008	38.96	34.00
April 2008	40.59	31.86
May 2008	44.97	33.80
June 2008 (through June 20, 2008)	42.08	40.50

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

We have an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. There were 2,004,743,442 shares issued as of May 31, 2008. All issued shares are fully paid.

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

Under Article 21 of the articles of association, our board of directors has the power to distribute interim dividends in accordance with the conditions that apply to commercial companies set forth in particular in Section 72-2 of the Luxembourg law of August 10, 1915, on commercial companies.

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

Argentina

Since 2002, the Argentine government has maintained a “dirty” float of the peso. In order to reduce volatility in the exchange rate several rules and regulations have been introduced by the Argentine Government since the Public Emergency Law of January 2002. The following limitations apply to the transfer of currency in and out of Argentina:

•

certain inflows for the purpose of investments in the capital markets must post a non-transferable, non-remunerated deposit denominated in U.S. dollars for an amount equal to 30% of the underlying transaction. This deposit shall be held for a period of 365 calendar days and may not be used as collateral in any credit transaction;

•	outflows from proceeds of investments in capital markets are restricted and subject to certain requirements, such as, in certain cases, the mantainance of the investment for a specific period of time;

•

inflows and outflows of foreign currency through the local exchange market, and indebtedness transactions by local residents that may result in a foreign currency payment to non-residents, must be registered with the Argentine Central Bank; and

•

funds from export revenues or financial loans received that are credited in foreign currency overseas must be converted into local currency and credited to a local banking account within a specific period of time.

Regulations issued by the Argentine Central Bank establish specific exceptions pursuant to which some of these requirements may not apply to foreign trade, export finance-related transactions and certain medium term financial loans (subject to compliance with certain requirements), nor to the primary placement of publicly traded securities listed in one or more regulated markets.

For additional information regarding factors affecting the value of the Argentine peso, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina.”

The market exchange rate of the Argentine peso against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market, although the Argentine government, acting through the Argentine Central Bank, has a number of means by which it may act to maintain exchange rate stability. See Item 3. “Key Information—D. Risk Factors—Risks Relating to our Business—Ternium’s results of operations and financial condition could be adversely affected by movements in exchange rates.” During 2007 and the first half of 2008, the Argentine Central Bank maintained the value of the U.S. dollar around ARP3.0 and ARP3.1 per U.S. dollar.

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

A commission, referred to as the Comisión de Administración de Divisas, or CADIVI, was created for the administration, control and establishment of the new exchange control regime. CADIVI is composed of five members appointed by the President of Venezuela. Under the regime, the Ministry of Finance, together with the Central Bank of Venezuela, sets the exchange rate with respect to the U.S. dollar and other currencies and has discretion to modify, at any time, the existing exchange control regime or the free float of the bolívar. The regime centralizes the purchase and sale of foreign currencies by permitting such sales to be made only through the Central Bank.

On February 5, 2003, the Ministry of Finance and the Venezuelan Central Bank fixed the U.S. dollar exchange rate at VEB1,596 = USD1.00 for purchase operations and VEB1,600 = USD1.00 for sale operations. The exchange rate for the payment of the public foreign debt was set at VEB1,600 = USD1.00 on February 7, 2003.

In February 2004, the Venezuelan government reset the exchange rate to VEB1,917 to USD1.00, a devaluation of 16.5%. In addition, in March 2005, the Venezuelan bolívar suffered a subsequent devaluation of 12%, leaving the exchange rate at VEB2,1446 to USD1.00.

In January 2008, the Venezuelan government redenominated the currency and named the official currency Bolivares Fuertes or VEF (VEB 1000 = VEF 1.)

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

During the transitional period, the Company must comply with certain reporting requirements to maintain its right to benefit from the special tax exempt status transition period, including an annual certification and the submission of such certification to the Luxembourg tax authorities.

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

Taxation of capital gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States of America federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011, is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States of America for foreign tax credit limitation purposes.

PFIC rules

Based on the Company’s expected income and assets, we believe that the ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If the Company were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the ADSs, gain realized on the sale or other disposition of your ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your ADSs will be treated as stock in a PFIC if the Company were a PFIC at any time during your holding period in your ADSs. Dividends that you receive from the Company will not be eligible for the special tax rates applicable to qualified dividend income if the Company is treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

The multinational nature of our operations and customer base expose us to the risk of changes in interest rates, foreign currency exchange rates and, to a limited extent, commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate market risk. Otherwise, we do not use derivative financial instruments for trading, other speculative purposes or other exposures. In addition, in the ordinary course of business Ternium also faces risks with respect to financial instruments that are either non-financial or non-quantifiable. Such risks principally include country risk and credit risk and are not presented in the following analysis. For additional information about our financial risk management, see note 33 to our audited consolidated financial statements included in this annual report.

The following tables provide a breakdown of Ternium’s debt instruments at December 31, 2007 and 2006, which included fixed and variable interest rate obligations detailed maturity date:

At December 31, 2007	Expected maturity date, as of December 31,
In thousands of U.S. Dollars	2008	2009	2010	2011	2012	Thereafter	Total
Non-current Debt
Fixed Rate	—	—	—	—	—	7,661	7,661
Floating Rate	—	371,232	320,390	1,732,767	1,210,473	34,974	3,669,836
Current Debt
Fixed Rate	186,977	—	—	—	—	—	186,977
Floating Rate	220,427	—	—	—	—	—	220,427

Total (1) (2)	407,404	371,232	320,390	1,732,767	1,210,473	42,635	4,084,901

At December 31, 2006	Expected maturity date, as of December 31,
In thousands of U.S. Dollars	2007	2008	2009	2010	2011	Thereafter	Total
Non-current Debt
Fixed Rate	—		—	—	—	7,206	7,206
Floating Rate	—	290,804	120,021	94,923	1,358	34,089	541,195
Current Debt
Fixed Rate	150,918	—	—	—	—	—	150,918
Floating Rate	357,776	—	—	—	—	—	357,776

Total (1) (2)	508,694	290,804	120,021	94,923	1,358	41,295	1,057,095

(1)	Borrowings are primarily bank borrowings with third parties. See Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities”.

(2)	As most borrowings are subject to floating rates that approximate market rates, with contractual repricing that occurs every three to six months, the fair value of each borrowing approximates its carrying amount and is not disclosed separately.

Our nominal weighted average interest rate for our debt instruments was 6.15% and 6.82% for 2007 and 2006, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2007, and 2006, respectively.

Total Debt by Currency

In thousands of U.S. Dollars	2007	2006
USD	3,998,196	961,150
MXN	84,638	—
VEB	—	40,100
ARS	2,067	55,845

Total	4,084,901	1,057,095

Interest Rate Exposure Risk

Interest rate movements create a degree of risk by affecting the amount of Ternium’s interest payments and the value of Ternium’s fixed rate debt. Most of Ternium’s long-term borrowings are at variable rates, while its debt with related parties is at fixed rates. Ternium’s total variable interest rate debt amounted to USD3,890 million (95% of total borrowings) for the year ended December 31, 2007 and USD899.0 million (85% of total borrowings) for the year ended December 31, 2006.

Interest Rate Derivative Contracts

As of December 31, 2007, most of the Company’s long-term borrowings were at variable rates.

Each of Hylsa and Grupo Imsa entered into hedging agreements to manage the impact of floating interest rate changes on its indebtedness.

Hylsa entered into an interest rate cap agreement in 2003 with a notional amount as of December 31, 2007, of USD 120.8 million and an interest rate cap of 7.00%. This agreement was due on January 2, 2008, and is no longer outstanding. In addition, during 2007, Hylsa entered into four interest rate collars that fixed the interest rate to be paid over an aggregate notional amount of USD 1,125 million at an average range of 3.28% to 5.50%. These agreements are due in July 2009.

On February 23, 2007, Grupo Imsa entered into four interest rate collar agreements that fixed the interest rate to be paid over an aggregate notional amount of USD 250 million at an average range of 4.16% to 6.00%. These agreements are due in November 2011 and March 2012. On September 21, 2007, after Ternium obtained control of Grupo Imsa, Grupo Imsa entered into two other interest rate collar agreements that fixed the interest rate to be paid over an aggregate notional amount of USD 375 million, at an average range from 3.28% to 5.50%. Both agreements are due in July 2009.

As of December 31, 2007, Hylsa and Grupo Imsa were parties to interest rate collar agreements as detailed in the table below:

At December 31, 2007	Total	Fair Value
Interest Rate Collars Grupo Imsa
Contract amount (in thousands of U.S. dollars)	375,000
Average fixed pay range	5.50% - 3.28%
Floating received rate	US-LIBOR 6M
		-6,561
Contract amount (in thousands of U.S. dollars)	250,000
Average fixed pay range	6.00% - 4.16%
Floating received rate	US-LIBOR 3M
Interest Rate Collars Hylsa
Contract amount (in thousands of U.S. dollars)	1,125,000
Average fixed pay range	5.50% - 3.28%
Floating received rate	US-LIBOR 6M
		-2,996
Interest Rate Cap Hylsa
Contract amount (in thousands of U.S. dollars)	120,841
Fixed pay rate	7%
Floating received rate	US-LIBOR 3M

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

Foreign Exchange Derivative Contracts

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

As of December 31, 2007, Siderar had a non-deliverable forward agreement with a notional amount of ARP20.4 million at an average exchange rate of 3.1655 Argentine pesos per U.S. Dollar. This forward was due in January 2008, and is no longer outstanding.

On May 27, 2003, Grupo Imsa entered into a cross currency swap contract with Bank of America to manage its exposure to changes in the Mexican peso against the U.S. Dollar and the impact of the floating interest rate changes on certain debt instruments. As of December 31, 2007, the notional amount was USD 52.6 million and a fixed interest rate of 9.30% per annum. This agreement is due on May 27, 2009.

Futhermore, during September and October, 2007, Grupo Imsa entered into three forward sales with an aggregate notional amount of USD 150 million, and an average exchange rate of 11.02 Mexican pesos per U.S. Dollar, to manage its exposure to changes in the Mexican peso against the U.S. Dollar. These forwards were due on March 3, 2008 and are no longer outstanding.

The net fair values of the exchange rate derivative contracts as of December 31, 2007 and December 31, 2006 were:

(Thousand USD)
			Fair value at December 31,
Currencies		Contract	2007	2006
MXN/USD		Forwards	(1,220)	817
	-	Cross Currency Swap	(2,486)	—
ARS/USD		ND Forwards	(30)	178
			(3,736)	995

Commodities Exposure Risk

Ternium’s subsidiaries use certain commodities and raw materials that are subject to price volatility caused by supply and weather conditions, political situations, financial variables and other unpredictable factors. As a result, they are exposed to the volatility in the price of these commodities and raw materials. Ternium’s policy is to manage this risk by partially fixing the underlying price or limiting its volatility for a defined period.

Natural Gas

As discussed in Item 4. “Information on the Company—Raw Materials and Energy”, Siderar and Sidor have entered into long term agreements contracts for the supply of natural gas. On the other hand, Ternium Mexico purchases all of its natural gas from Pemex and GIMSA. Natural gas is affected by commodity pricing and is, therefore, subject to price volatility caused by weather, production problems and other factors that are outside Ternium Mexico’s control and which are generally unpredictable. Ternium Mexico constantly monitors the natural gas markets to manage this exposure.

Commodities Derivative Contracts

During 2006 and 2007, Hylsa entered into several derivatives contracts with the purpose of limiting the high volatility of natural gas prices. These contracts included vanilla and exotic options with JP Morgan and Citibank N.A.

As of December 2007, Hylsa had four instruments outstanding over an aggregate notional amount of 6 million MMBTU (50 contracts a month). These instruments hedged the price of gas until March 2008.

Contract	Average price	Fair value at December 31,
		2007	2006
Call – Purchases	7.65/7.45	1,200	13,167
Call – Sales	10.00	(29)	(6,716)
Put – Sales	7.65@KI /7.45@KI	(594)	(12,505)
Swaps – Purchases	7.36	—	(9,433)

		577	(15,487)

Other Commodities and raw materials

In the past, management has used commodity derivative instruments to cover fluctuations in the market prices of certain raw materials used in the production processes, such as zinc, aluminum and tin. While these markets are monitored periodically, during 2006 and 2007, Ternium has not hedged any commodity positions other that those of natural gas.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Securities Exchange Act of 1934) as of December 31, 2007. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.) Ternium’s internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its financial statements for external purposes in accordance with International Financial Reporting Standards.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted its assessment of the effectiveness of Ternium’s internal control over financial reporting based on the framework in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that Ternium’s internal control over financial reporting, as of December 31, 2007, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

As allowed under certain SEC guidance, management’s assessment of internal control over financial reporting excludes the operations of Grupo Imsa and its subsidiaries, which were acquired in a purchase business combination on July 26, 2007. These operations constituted, prior to giving effect to the elimination in consolidation of intercompany transactions and balances, USD5,894.2 million of total assets and USD976.3 million of total revenues.

The effectiveness of Ternium’s internal control over financial reporting as of December 31, 2007 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm.”

Change in Internal Control over Financial Reporting

During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

No changes in our internal control over financial reporting are anticipated to be made as a result of the Grupo Imsa transaction.

Item 16A.	Audit Committee Financial Expert

On June 4, 2008, our board of directors has determined that none independent member of the audit committee, meet the attributes defined in Item 16A of Form 20-F for “audit committee financial experts”. We do not have an audit committee financial expert because we have concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time as it deems necessary, engages persons that meet all of the attributes of an “audit committee financial expert” as consultants.

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

Fees Paid to the Company’s Principal Accountant

In 2007, PricewaterhouseCoopers served as the principal external auditor for the Company. Fees payable to PricewaterhouseCoopers in 2007 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2007	2006	2005
Audit Fees	2,664	1,988	1,524
Audit-Related Fees	175	635	1,730
Tax Fees	19	81	421
All Other Fees	327	128	162

Total	3,185	2,832	3,837

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

During 2007, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2007, to our knowledge, there were no purchases of any class of registered equity securities of the Company by the Company or any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934) during 2007.

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

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See pages F-1 through F-51 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of March 17, 2006*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

4.1	Participation Agreement (“Contrato de Cuentas en Participacion”), dated June 20, 2003, between Sidor, C.A. and Ylopa Servicos de Consultadoria, Lda., as amended and supplemented as of October 15, 2003 and November 18, 2004***

4.2	Participation Agreement (“Contrato de Cuentas en Participacion”), dated June 20, 2003, between Sidor, C.A. and Corporacion Venezolana de Guayana, as amended and supplemented as of October 15, 2003 and November 18, 2004***

4.3	Shareholders’ Agreement, dated July 20, 2005, between I.I.I.—Industrial Investments Inc. and Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS***

4.4	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited****

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2006 (File No. 001-32734).

**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

***	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 11, 2006 (File No. 333-130950).

****	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

TERNIUM S.A.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2007 and 2006 and

for the years ended December 31, 2007, 2006 and 2005

46a, Avenue John F. Kennedy, 2nd floor

L – 1855

R.C.S. Luxembourg : B 98 668

TERNIUM S.A.

Index to financial statements

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control Over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in “Management’s Report on Internal Control Over Financial Reporting” appearing under Item 15, management has excluded Grupo IMSA SAB de CV (and its subsidiaries) from its assessment of internal control over financial reporting as of December 31, 2007 because it was acquired by the Company in a purchase business combination in July 2007. We have also excluded Grupo IMSA SAB de CV (and its subsidiaries) from our audit of internal control over financial reporting. Grupo IMSA SAB de CV (and its subsidiaries) is a wholly-owned subsidiary whose total assets and total revenues, prior to giving effect to the elimination in consolidation of intercompany transactions and balances, amount to USD 5,894 million and USD 976 million, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

Buenos Aires, Argentina

June 25, 2008

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Marcelo D. Pfaff (Partner)
Marcelo D. Pfaff

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2007 and 2006 and

for the years ended December 31, 2007, 2006 and 2005

(All amounts in USD thousands)

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Notes	2007	2006	2005
Continuing operations
Net sales	30	8,184,381	6,565,582	4,449,771
Cost of sales	6 & 30	(5,796,040)	(4,296,979)	(2,486,974)

Gross profit		2,388,341	2,268,603	1,962,797
Selling, general and administrative expenses	7	(825,807)	(624,784)	(504,687)
Other operating income (expenses), net	9	23,874	(7,250)	(65,949)

Operating income		1,586,408	1,636,569	1,392,161
Interest expense	30 &31	(142,137)	(112,918)	(81,608)
Interest income	30	66,878	52,554	32,324
Other financial expenses, net	10 & 30	(351,096)	(322,417)	(261,452)
Excess of fair value of net assets acquired over cost	3	—	—	188,356
Equity in (losses) earnings of associated companies	14	(7,065)	4,534	21,524

Income before income tax expense		1,152,988	1,258,322	1,291,305
Income tax expense	11	(162,640)	(262,356)	(218,492)

Income from continuing operations		990,348	995,966	1,072,813
Discontinued operations
Income from discontinued operations	29	10,818	—	—

Net income for the year		1,001,166	995,966	1,072,813

Attributable to:
Equity holders of the Company	28	784,490	795,424	704,406
Minority interest		216,676	200,542	368,407

		1,001,166	995,966	1,072,813

Weighted average number of shares outstanding	28	2,004,743,442	1,936,833,060	1,209,476,609
Basic earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)		0.39	0.41	0.58
Diluted earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)		0.39	0.41	0.54

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2007 and 2006 and

for the years ended December 31, 2007, 2006 and 2005

(All amounts in USD thousands)

CONSOLIDATED BALANCE SHEETS

	Notes	December 31, 2007		December 31, 2006
ASSETS
Non-current assets
Property, plant and equipment, net	12	6,858,779		5,420,683
Intangible assets, net	13	1,452,230		551,587
Investments in associated companies	14	44,042		16,285
Other investments, net	15 & 30	14,815		13,387
Deferred tax assets	23	31,793		36,439
Receivables, net	16 & 30	217,638	8,619,297	78,903	6,117,284

Current assets
Receivables	17 & 30	426,038		175,818
Derivative financial instruments	25	577		7,852
Inventories, net	18	1,913,051		1,241,325
Trade receivables, net	19 & 30	847,827		577,866
Other investments	20	65,337		—
Cash and cash equivalents	20	1,126,041	4,378,871	643,352	2,646,213

Non-current assets classified as held for sale	29		769,142		7,042

			5,148,013		2,653,255

Total assets			13,767,310		8,770,539

EQUITY
Capital and reserves attributable to the company’s equity holders			4,452,680		3,757,558
Minority interest			1,914,210		1,729,583

Total equity			6,366,890		5,487,141

LIABILITIES
Non-current liabilities
Provisions	21	57,345		60,543
Deferred income tax	23	1,337,039		985,155
Other liabilities	24	336,500		274,566
Trade payables	30	6,690		7,229
Borrowings	26	3,677,497	5,415,071	548,401	1,875,894

Current liabilities
Current tax liabilities		184,766		103,195
Other liabilities	24 & 30	182,239		158,374
Trade payables	30	983,884		621,754
Derivative financial instruments	25	13,293		15,487
Borrowings	26	407,404	1,771,586	508,694	1,407,504

Liabilities directly associated with non-current assets classified as held for sale	29		213,763		—

			1,985,349		1,407,504

Total liabilities			7,400,420		3,283,398

Total equity and liabilities			13,767,310		8,770,539

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2007 and 2006 and

for the years ended December 31, 2007, 2006 and 2005

(All amounts in USD thousands)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Revaluation and other reserves	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Minority interest	Total Equity at December 31, 2007	Total Equity at December 31, 2006
Balance at January 1	2,004,744	(23,295)	2,047,199	(2,324,866)	(121,608)	2,175,384	3,757,558	1,729,583	5,487,141	3,575,919
Currency translation adjustment					10,869		10,869	(13,019)	(2,150)	(36,907)
Net income for the year						784,490	784,490	216,676	1,001,166	995,966

Total recognized income for the year					10,869	784,490	795,359	203,657	999,016	959,059
Dividends paid in cash and other distributions			(100,237)				(100,237)		(100,237)	—
Dividends paid in cash and other distributions by subsidiary companies								(20,000)	(20,000)	(27,175)
Acquisition of business (see Note 3)								(195)	(195)	(154,690)
Contributions from shareholders (see Note 1)								—	—	3,085
Contributions from minority shareholders in consolidated subsidiaries								1,165	1,165	—
Conversion of Subordinated Convertible Loans (see Note 1)								—	—	605,924
Initial Public Offering (see Note 1)								—	—	525,019

Balance at December 31	2,004,744	(23,295)	1,946,962	(2,324,866)	(110,739)	2,959,874	4,452,680	1,914,210	6,366,890	5,487,141

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2007 and 2006 and

for the years ended December 31, 2007, 2006 and 2005

(All amounts in USD thousands)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Revaluation and other reserves	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Minority interest	Total Equity at December 31, 2006	Total Equity at December 31, 2005
Balance at January 1	1,396,552	(5,456)	1,462,137	(2,298,048)	(92,691)	1,379,960	1,842,454	1,733,465	3,575,919	1,771,851
Currency translation adjustment					(28,917)		(28,917)	(7,990)	(36,907)	(120,246)
Net income for the year						795,424	795,424	200,542	995,966	1,072,813

Total recognized income for the year					(28,917)	795,424	766,507	192,552	959,059	952,567
Dividends paid in cash and other distributions									—	(238,652)
Dividends paid in cash and other distributions by subsidiary companies								(27,175)	(27,175)	(130,571)
Acquisition of business (see Note 3)			(32,429)				(32,429)	(122,261)	(154,690)	1,171,422
Contributions from shareholders (see Note 1)	33,801		43,100	(26,818)			50,083	(46,998)	3,085	54,758
Conversion of Subordinated Convertible Loans (see Note 1)	302,962		302,962				605,924		605,924	—
Initial Public Offering (see Note 1)	271,429	(17,839)	271,429				525,019		525,019	(5,456)

Balance at December 31	2,004,744	(23,295)	2,047,199	(2,324,866)	(121,608)	2,175,384	3,757,558	1,729,583	5,487,141	3,575,919

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iv).
(2)	At December 31, 2007, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD1 each.
(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iv). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2007 and 2006 and

for the years ended December 31, 2007, 2006 and 2005

(All amounts in USD thousands)

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
	Notes	2007	2006	2005
Cash flows from operating activities
Net income for the year		1,001,166	995,966	1,072,813
Adjustments for:
Depreciation and amortization	12&13	565,848	424,495	316,405
Income tax accruals less payments	31	(181,048)	(18,075)	(44,008)
Derecognition of property, plant and equipment	9 (iii)	—	13,323	54,348
Excess of fair value of net assets acquired over cost	3	—	—	(188,356)
Changes to pension plan	24	—	46,947	—
Equity in loss (earnings) of associated companies	14	7,065	(4,534)	(21,524)
Interest accruals less payments	31	89,465	4,197	24,523
Changes in provisions	21&22	(10,125)	33,802	19,046
Changes in working capital	31	24,883	(276,153)	54,420
Discontinued operations	29	6,535	—	—
Others		60,412	25,005	(25,212)

Net cash provided by operating activities		1,564,201	1,244,973	1,262,455

Cash flows from investing activities
Capital expenditures	12&13	(436,268)	(405,817)	(244,939)
Changes in trust funds		—	5,185	83,570
Acquisition of business:
Purchase consideration	3	(1,728,869)	(210,548)	(2,196,678)
Cash acquired (1)	3	190,087	—	520,753
Income tax credit paid on business acquisition	3	(297,700)	—	—
Increase in other investments		(65,337)	—	—
Investments in associated companies		—	(2,598)	—
Proceeds from the sale of property, plant and equipment		24,883	3,425	6,063
Discontinued operations	29	(10,435)	—	—

Net cash used in investing activities		(2,323,639)	(610,353)	(1,831,231)

Cash flows from financing activities
Dividends paid in cash and other distributions to company’s shareholders		(100,237)	—	(238,652)
Dividends paid in cash and other distributions by subsidiary companies		(20,000)	(27,175)	(130,571)
Net proceeds from Initial Public Offering		—	525,019	—
Contributions from shareholders		—	3,085	54,758
Contributions from minority shareholders in consolidated subsidiaries		1,165	—	—
Proceeds from borrowings		4,132,745	167,283	2,135,430
Repayments of borrowings		(2,760,938)	(1,424,495)	(657,597)

Net cash provided by (used in) financing activities		1,252,735	(756,283)	1,163,368

Increase (Decrease) in cash and cash equivalents		493,297	(121,663)	594,592
Movement in cash and cash equivalents
At January 1,(2)		633,002	754,980	194,875
Effect of exchange rate changes		(258)	(315)	(34,487)
Increase (Decrease) in cash and cash equivalents		493,297	(121,663)	594,592

Cash and cash equivalents at December 31,	20	1,126,041	633,002	754,980

Non-cash transactions Conversion of debt instruments into shares		—	605,924	127,576

(1)	The amount of cash acquired of USD 520,753 was presented as a movement in cash and cash equivalents at December 31, 2005.
(2)	In addition, the Company has restricted cash for USD 10,350 and USD 10,650 at December 31, 2006 and December 31, 2005, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2007 and 2006 and

for the years ended December 31, 2007, 2006 and 2005

(All amounts in USD thousands)

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Business of the Company, Initial Public Offering and corporate reorganization
2	Basis of presentation
3	Acquisition of business
4	Accounting policies
5	Segment information
6	Cost of sales
7	Selling, general and administrative expenses
8	Labor costs (included in cost of sales, selling, general and administrative expenses)
9	Other operating income (expense), net
10	Other financial expenses, net
11	Income tax expense
12	Property, plant and equipment, net
13	Intangible assets, net
14	Investments in associated companies
15	Other investments, net - non current
16	Receivables, net - non current
17	Receivables - current
18	Inventories, net
19	Trade receivables, net
20	Cash, cash equivalents and other investments
21	Allowances and Provisions - non current
22	Allowances - current
23	Deferred income tax
24	Other liabilities
25	Derivative financial instruments
26	Borrowings
27	Contingencies, commitments and restrictions on the distribution of profits
28	Earnings per share
29	Discontinued operations
30	Related party transactions
31	Cash flow disclosures
32	Recently issued accounting pronouncements
33	Financial risk management
34	Post balance sheet events

TERNIUM S.A.

Notes to the Consolidated Financial Statements

1	Business of the Company, Initial Public Offering and corporate reorganization

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

On January 11, 2006, the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”) and announced the commencement of its offer to sell 24,844,720 American Depositary Shares (“ADS”) representing 248,447,200 shares of common stock through Citigroup Global Markets Inc., Deutsche Bank Securities Inc., JP Morgan Securities Inc., Morgan Stanley & Co. Incorporated, BNP Paribas Securities Corp., Caylon Securities (USA) Inc. and Bayerische Hypo-und Vereinsbank AG (collectively, the “Underwriters” and the offering thereunder, the “Initial Public Offering”). The Company’s Initial Public Offering was priced at USD20 per ADS. The gross proceeds from the Initial Public Offering totaled USD 496.9 million and have been used to fully repay Tranche A of the Ternium Credit Facility, after deducting related expenses.

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

In addition, during 2005, the Company entered into the Subordinated Convertible Loan Agreements for a total aggregate amount of USD594 million to fund the acquisition of Hylsamex. As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium’s ADSs to the Underwriters. On February 6, 2006, the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD 2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006.

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

These consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (February 2008), as issued by the International Accounting Standards Board. These consolidated financial statements are presented in thousands of United States dollars (“USD”).

As mentioned in Note 1, Ternium was assigned the equity interests previously held by San Faustín and its subsidiaries in various flat and long steel manufacturing and distributing companies. As these transactions were carried out among entities under common control, the assets and liabilities contributed to the Company have been accounted for at the relevant predecessor’s cost, reflecting the carrying amount of such assets and liabilities. Accordingly, the consolidated financial statements include the financial statements of the above-mentioned companies on a combined basis at historical book values on a carryover basis as though the contribution had taken place on January 1, 2003, (the transition date to IFRS ) and no adjustment has been made to reflect fair values at the time of the contribution.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

Detailed below are the companies whose consolidated financial statements have been included in these consolidated financial statements.

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2007	2006	2005
Ternium S.A.	Luxembourg	Holding of investments in flat and long steel manufacturing and distributing companies	100.00%	100.00%	100.00%
Hylsamex S.A. de C.V.(1)	Mexico	Holding company	88.23%	88.22%	86.68%
Siderar S.A.I.C.	Argentina	Manufacturing of flat steel products	60.93%	60.93%	56.07%
Sidor C.A.(2)	Venezuela	Manufacturing and selling of steel products	56.38%	56.38%	53.20%
Ternium Internacional S.A. (formerly Techintrade Uruguay S.A.)	Uruguay	Holding company and marketing of steel products	100.00%	100.00%	100.00%
III Industrial Investments Inc. S.A. de C.V.(3)	Mexico	Holding company	—	100.00%	100.00%
Inversiones Siderúrgicas S.A.	Panama	Holding company	—	100.00%	100.00%
Ylopa - Servicos de Consultadoria Lda.(4)	Madeira - Free zone	Participation in the debt restructuring process of Amazonia and Sidor C.A.	95.66%	95.66%	95.12%
Consorcio Siderurgia Amazonia Ltd.(5)	Cayman Islands	Holding of investments in Venezuelan steel companies	94.39%	94.39%	89.07%
Fasnet International S.A.	Panama	Holding company	100.00%	100.00%	100.00%
Alvory S.A.	Uruguay	Holding of investment in procurement services companies	100.00%	100.00%	100.00%
Comesi San Luis S.A.I.C.(6)	Argentina	Production of cold or hot rold prepainted, formed and skelped steel sheets	61.32%	61.32%	56.07%
Inversiones Basilea S.A.(7)	Chile	Purchase and sale of real estate and other	60.93%	60.93%	56.07%
Prosid Investments S.C.A.(7)	Uruguay	Holding company	60.93%	60.93%	56.07%
Impeco S.A.(7)	Argentina	Manufacturing of pipe products	60.93%	60.93%	60.93%
Socominter de Guatemala S.A.(8)	Guatemala	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional España S.L.U (formerly Socominter de España S.A.U.)(8)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (formerly Socotrading S.A.)(8)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (formerly Techintrade Corporation)(8)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (formerly Techint Engineering Company B.V.)(8)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2007	2006	2005
Ternium Internacional Perú S.A.C. (formerly Techintrade del Perú S.A.C.)(8)	Peru	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International Inc.(8)	Panama	Marketing of steel products	100.00%	100.00%	—
Hylsa S.A. de C.V.(9)	Mexico	Manufacturing and selling of steel products	88.23%	88.22%	86.68%
Ferropak Comercial S.A. de C.V.(9)	Mexico	Scrap company	88.23%	88.22%	86.68%
Ferropak Servicios S.A. de C.V.(9)	Mexico	Services	88.23%	88.22%	86.68%
Galvacer America Inc(9)	USA	Distributing company	88.23%	88.22%	86.68%
Galvamet America Corp(9)	USA	Manufacturing and selling of insulates panel products	88.23%	88.22%	86.68%
Transamerica E. & I. Trading Corp(9)	USA	Scrap company	88.23%	88.22%	86.68%
Galvatubing Inc.(9)	USA	Manufacturing and selling of pipe products	88.23%	88.22%	86.68%
Las Encinas S.A. de C.V.(9)	Mexico	Exploration, explotation and pelletizing of iron ore	88.23%	88.22%	86.68%
Técnica Industrial S.A. de C.V.(9)	Mexico	Services	88.23%	88.22%	86.68%
Acerex S.A. de C.V.	Mexico	Tooling services	—	—	43.34%
Acerex Servicios S.A. de C.V.	Mexico	Services	—	—	43.34%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V.(10)	Mexico	Exploration, explotation and pelletizing of iron ore	44.12%	44.11%	43.34%
Peña Colorada Servicios S.A. de C.V.(10)	Mexico	Services	44.12%	44.11%	43.34%
Ternium Treasury Services S.A.	Uruguay	Financial Services	100.00%	—	—
Ternium Treasury Services B.V	Holanda	Financial Services	100.00%	—	—
Servicios Integrales Nova de Monterrey S.A. de C.V.(11)	Mexico	Medical and Social Services	65.73%	—	—
Ternium Mexico S.A. de C.V. (formerly Grupo Imsa S.A.B. de C.V.)	Mexico	Holding company	100.00%	—	—
Imsa Acero S.A. de C.V.(12)	Mexico	Holding company	100.00%	—	—
Enermex S.A. de C.V.(12)	Mexico	Holding company	100.00%	—	—
Sefimsa S.A. de C.V.(12)	Mexico	Financial Services	100.00%	—	—
Ecore Holding S. de R.L. de C.V.(12)	Mexico	Holding company	100.00%	—	—
Neotec L.L.C.(12)	USA	Holding company	100.00%	—	—
Treasury Services L.L.C.(12)	USA	Financial Services	100.00%	—	—
APM, S.A. de C.V.	Mexico	Manufacturing and selling of steel products	100.00%	—	—
Acedor, S.A. de C.V.	Mexico	Holding company	100.00%	—	—
Empresas Stabilit S.A. de C.V.(12)	Mexico	Holding company	100.00%	—	—
Acerus S.A. de C.V.(12)	Mexico	Manufacturing and selling of steel products	100.00%	—	—

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2007	2006	2005
Imsa Monclova S.A. de C.V.(12)	Mexico	Services	100.00%	—	—
Imsamex Ecuador S.A.(12)	Ecuador	Marketing of steel products	100.00%	—	—
Industrias Monterrey S.A.(12)	Guatemala	Manufacturing and selling of steel products	100.00%	—	—
Imsaacero Ecuador Holding S.A.(12)	Ecuador	Holding company	100.00%	—	—
Corporativo Grupo Imsa S.A. de C.V.(12)	Mexico	Services	100.00%	—	—
Industrias Monterrey S.A. de C.V.(12)	Mexico	Manufacturing and selling of steel products	100.00%	—	—
Ternium USA Inc. (formerly Imsa holding Inc.)(12)	USA	Holding company	100.00%	—	—
Industria Galvanizadora S.A.(12)	Guatemala	Manufacturing and selling of steel products	100.00%	—	—
Imsa Americas Inc.(12)	USA	Marketing of steel products	100.00%	—	—
Imsa Caribbean Inc.(12)	Puerto Rico	Manufacturing and selling of steel products	100.00%	—	—
Imsa Colombia S.A.(12)	Colombia	Marketing of steel products	100.00%	—	—
Imsa Andina S.A.(12)	Peru	Marketing of steel products	100.00%	—	—
Multypanel de América S.A.(12)	Costa Rica	Manufacturing and selling of insulates panel products	100.00%	—	—
Industria Galvanizadora S.A.(12)	Nicaragua	Manufacturing and selling of steel products	99,30%	—	—
Industria Galvanizadora de Honduras S.A. de C.V.(12)	Honduras	Manufacturing and selling of steel products	99.20%	—	—
Industria Galvanizadora S.A. de C.V.(12)	El Salvador	Manufacturing and selling of steel products	99.93%	—	—
Industrias Monterrey S.A.(12)	Costa Rica	Manufacturing and selling of steel products	100.00%	—	—

(1)	Indirectly through the participation of Ternium Mexico S.A. de C.V. (70.00%) and Siderar S.A.I.C. (29.92%). Total voting rights held: 99.92%.
(2)	Indirectly through the participation in Amazonia (59.73%). Total voting rights held: 59.73%.
(3)	Formerly III Industrial Investment Inc. BVI. As of December 13, 2007 it was merged into Ternium México S.A. de C.V.
(4)	Directly (88,89%), indirectly through Prosid Investments S.C.A. (11.11%). Total voting rights held: 100.00%.
(5)	Directly (85,62%) and indirectly through the participation in Prosid Investments S.C.A. (14.38%). Total voting rights held: 100.00%.
(6)	Indirectly through Siderar S.A.I.C. (99.00%) and Ternium Internacional Uruguay S.A. (1.00%). Total voting rights held: 100.00%.
(7)	Indirectly through Siderar S.A.I.C. Total voting rights held 100.00%.
(8)	Indirectly through Ternium Internacional S.A. Uruguay.
(9)	Indirectly through the participation in Hylsamex. Total voting rights held: 99.92%. See Note 3 e).
(10)	Indirectly through the participation in Hylsamex. Total voting rights held: 50.00%.
(11)	Incorporated during 2007.
(12)	Subsidiary of Ternium Mexico S.A. de C.V. (see Note 3 (a)).

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries have been made in consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

These consolidated financial statements have been approved for issue by the board of directors on February 26, 2008.

3	Acquisition of business

(a) Grupo Imsa S.A.B. de C.V. (“Grupo Imsa”)

On April 29, 2007, Ternium entered into an agreement with Grupo IMSA S.A.B. de C.V. (“Grupo Imsa”) and Grupo Imsa’s controlling shareholders under which Ternium obtained control of Grupo Imsa for a total consideration (equity value) of approximately USD 1.7 billion.

Under the agreement, Ternium, through its wholly owned subsidiary Ternium Internacional España S.L.U., made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa at a price of US$ 6.40 per share. Pursuant to the tender offer, Ternium acquired 25,133,856 shares representing 9.3% of the issued and outstanding capital of the company.

Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital were redeemed for cash pursuant to a capital reduction effected at the same price per share.

Accordingly, Ternium now owns all of Grupo Imsa’s issued and outstanding share capital.

Grupo Imsa is a steel manufacturer with operations in Mexico, the United States and Guatemala. It has an annual production capacity of 2.2 million tons of hot rolled coils, 1.8 million tons of cold rolled products and 1.7 million tons of coated products. In addition, Grupo Imsa produces panels and other steel products.

Grupo Imsa contributed revenues of USD 976.3 million and a net loss of USD 77.5 million in the period from July 26, 2007 to December 31, 2007 (these amounts do not include revenues or net profits generated by discontinued operations). The book value of Grupo Imsa’s net assets acquired totals USD 543.9 million. The fair value of assets and liabilities arising from the transaction are as follows:

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

3	Acquisition of business (continued)

	USD Thousands
	Fair value	Book value
Property, plant and equipment	1,602,398	1,205,128
Intangible assets	456,404	73,227
Inventories	501,304	501,304
Cash and cash equivalents	190,087	190,087
Deferred Tax Liabilities	(481,930)	(253,991)
Provisions	(10,011)	(10,011)
Borrowings	(1,437,676)	(1,437,676)
Other assets and liabilities, net	(99,069)	(99,069)
Net assets pertaining to discontinued operations (1)	485,651	374,949

Net	1,207,158	543,948
Goodwill	455,776
Goodwill – Discontinued operations	65,740

Total Purchase Consideration	1,728,674
Other cash consideration – Income Tax paid on the transaction	297,700

(1)	These amounts do not include the goodwill attributable to discontinued operations for USD 65.7 million.

Goodwill, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities totaled USD 521.5 million. Goodwill derives principally from synergies expected to be obtained by the Company after the transaction, as well as the fair value of the going concern element of the acquiree.

Upon consummation of the transaction, the Company was subject to an income tax payment of USD 297.7 million. This payment can be credited against future income tax obligations for the following three fiscal years. As the Company expects to generate sufficient taxable income in that period, the above mentioned amount has been considered as an income tax prepayment (USD 222.7 million have been disclosed under Other Receivables line item and USD 75.0 million have been offset against Current Tax Liabilities at December 31, 2007).

The transactions were financed primarily through the incurrence of debt as follows:

•

Ternium made several borrowings in an aggregate principal amount of USD 125 million under a loan facility (the “Ternium Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described tender offer. Ternium’s loans under the Ternium Facility will be repaid in nine consecutive and equal semi-annual installments commencing on July 26, 2008. On January 28, 2008, the company prepaid all of its outstanding obligations with Calyon New York Branch, amounting to approximately USD 129.1 million.

•

Ternium’s subsidiary Hylsa S.A. de C.V. (“Hylsa”) made several borrowings in an aggregate principal amount of 3,485 million under a loan facility (the “Hylsa Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described capital reduction by Grupo Imsa, to refinance existing indebtedness of Grupo Imsa and Hylsa and to pay taxes, fees and expenses related to the transactions.

Grupo Imsa assumed on August 3, 2007 certain of Hylsa’s loans under the Hylsa Facility, as well as a portion of Hylsa’s remaining unused commitments. Following the assumption date:

•	Hylsa’s debt under the Hylsa Facility amounted to USD 2,070 million in principal amount, and Grupo Imsa’s debt under that facility amounted to USD 1,415 million in principal amount; and

•	Grupo Imsa’s unused commitment under the facility amounted to USD 140 million.

The loans of each of Hylsa and Grupo Imsa are divided in two tranches of equal principal amount. Tranche A loans will be repaid in seven equal semi-annual installments beginning on January 26, 2009, while tranche B loans will be repaid in one installment due on July 26, 2012.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

3	Acquisition of business (continued)

Each of the Ternium Facility and the Hylsa Facility contains covenants customary for transactions of this type, including limitations on liens and encumbrances, restrictions on investments and capital expenditures, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). There are no limitations to the payment of dividends under either facility, except in case of non compliance of the above mentioned covenants.

Pro forma data including acquisitions for the year ended December 31, 2007

Had the Grupo Imsa transaction been consummated on January 1st., 2007, then Ternium’s unaudited pro forma net sales and net income for the year ended December 31, 2007 would have been approximately $9.6 billion and $0.8 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained prior to such transaction and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the transaction as described above.

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

(c) Additional shares of Siderar bought by Ternium S.A.

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

(d) Impeco S.A.

On November 18, 2005, Ternium’s Argentine subsidiary, Siderar, agreed to acquire assets and facilities of Acindar Industria Argentina de Aceros S.A. related to the production of welded steel pipes in the province of Santa Fe in Argentina, as well as 100% of the issued and outstanding shares of Impeco S.A., which in turn owns a plant located in the province of San Luis in Argentina. Purchase price paid totaled USD 55.2 million. These two plants have a production capacity of 140 thousand tons per year of tubes to be used in the construction, agricultural and manufacturing industries. The acquisition has been approved by the Argentine competition authorities and was completed on January 31, 2006. This acquisition did not give rise to goodwill.

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

(f) Additional shares of Hylsamex bought by Siderar

On June 19, 2006, Siderar completed the acquisition of 940,745 additional shares of Hylsamex, representing 0.2% of that company’s issued and outstanding common stock, for a total consideration of USD 3.3 million. This acquisition was effected through a trust fund established by Siderar in 2005 in connection with the initial acquisition of Hylsamex (see note 3(e)). Goodwill resulting from this acquisition totaled USD 0.7 million. During 2007, Siderar completed the acquisition of 56,502 additional shares of Hylsamex, representing 0.01% of that company’s issued and outstanding common stock, for a total consideration of USD 0.2 million.

(g) Amazonia

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

(1) Subsidiary companies

Subsidiary companies are those entities in which the Company has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operating decisions. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the acquisition cost over the Company’s share of the fair value of net assets acquired is recorded as goodwill. Acquisition of minority interests in subsidiaries is accounted for following the economic entity model and, accordingly, assets acquired and liabilities assumed are valued at book value and the difference arising on purchase price allocation is recorded in equity under “Revaluation and other reserves” line item. Material intercompany transactions, balances and unrealized gains on transactions among the Company and its subsidiaries are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

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

(ii) income and expenses for each income statement are translated at average exchange rates; and

(iii) all resulting translation differences are recognized as a separate component of equity.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(b)	Foreign currency translation (continued)

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

In accordance with IAS 23, borrowing costs that are attributable to the acquisition or construction of certain capital assets could be capitalized as part of the cost of the assets. Capital assets for which borrowing costs may be capitalized are those that require a substantial period of time to prepare for their intended use. At December 31, 2007, no borrowing costs have been capitalized.

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

(1) Information system projects

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

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

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

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

(4) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2007, 2006 and 2005 totaled USD 1.5 million, USD 1.8 million and USD 2.1 million, respectively.

(5) Customer relationships intangible asset acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Grupo Imsa.

Customer relationships are amortized over a useful life of approximately 10 years.

(6) Trademarks

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill attributable to the acquisition of Grupo Imsa.

Trademarks are amortized over a useful life of approximately 5 years.

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

At December 31, 2007, 2006 and 2005, no impairment provisions were recorded.

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

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(f)	Other investments (continued)

Management determines the classification of its investments at initial recognition. The entity classifies its investments as financial assets at fair value through profit or loss.

All purchases and sales of investments are recognized on the trade date, which is not significantly different from the settlement date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments is recognized in Other financial expenses, net in the income statement. Interest receivable on investments in debt securities is calculated using the effective rate. Dividends from investments in equity instruments are recognized in the income statement when the Company’s right to receive payments is established.

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

For purposes of determining net realizable value, the Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management’s analysis of their aging.

In connection with supplies and spare parts the calculation is based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological change.

(h)	Trade receivables

Trade and other receivables are carried at face value less an allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value.

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

The carrying value of non-current assets classified as held for sale, net of liabilities directly associated with them, at December 31, 2007, totals USD 555.4 million, of which USD 547.9 correspond to discontinued operations (see notes 29 and 34) and USD 7.5 million correspond principally to land and other real estate items. Sale is expected to be completed within a one-year period.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(k)	Shareholders’ equity

The consolidated statement of changes in shareholders’ equity for the years 2007, 2006 and 2005 was prepared based on the following criteria:

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

•

For purposes of preparing the combined statement of changes in shareholders’ equity for the year ended December 31, 2005, shown as comparative information, dividends include the dividends paid by III (BVI) to San Faustín, and dividends paid by Ylopa to Tenaris, as if they had been paid by Ternium to San Faustín or Tenaris. Other distributions comprise loans granted by Ylopa and Amazonia to its shareholders that are in substance capital nature transactions. These loans are non-interest bearing facilities granted by Ylopa to its shareholders based on their respective stockholdings. These loans mature in one year, although debtors are allowed to make partial or full prepayments at any time. However Ylopa’s intention is to offset the outstanding balance of such facilities against future dividend distributions. Accordingly, these credits have been shown as a reduction to equity.

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

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(m)	Income taxes – current and deferred (continued)

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

Grupo IMSA

Grupo Imsa has a defined contribution pension plan with the objective of offering retirement benefits, benefits for total and permanent disability and death benefits. In accordance with this plan Grupo Imsa is obligated to contribute to the pension fund an amount equivalent to 4% of the participant’s salary as well as additional contributions up to an amount equivalent to 2% of the participant’s salary when and if the employee decides to make additional contributions. The benefit to the participants consists of receiving a pension derived from the accumulated amount from each of the individual accounts. A respected financial institution administers the contributed funds. For purposes of International Accounting Standard No. 19 “Employee Benefits”, this plan qualifies as a defined contribution plan.

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

During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding minority interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years beginning January 1, 2007 and will be redeemed by the Company ten years after grant date. As of December 31, 2007, the outstanding liability corresponding to the Program amounts to USD 1.9 million.

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

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 28).

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

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5	Segment information

Primary reporting format – business segments

	Flat steel products	Long steel products	Other	Unallocated	Total
Year ended December 31, 2007
Net sales	6,511,783	1,466,907	205,691	—	8,184,381
Cost of sales	(4,611,413)	(1,032,666)	(151,961)	—	(5,796,040)

Gross profit	1,900,370	434,241	53,730	—	2,388,341
Selling, general and administrative expenses	(659,144)	(148,976)	(17,687)	—	(825,807)
Other operating income, net	14,959	7,707	1,208	—	23,874

Operating income	1,256,185	292,972	37,251	—	1,586,408

Capital expenditures – PP&E	360,121	36,230	622	—	396,973
Depreciation—PP&E	428,289	75,681	10,789	—	514,759
Segment assets
Inventories, net	1,702,777	188,562	21,712	—	1,913,051
Trade receivables, net	710,965	116,788	20,074	—	847,827
Property , plant and equipment, net	5,998,147	812,885	47,747	—	6,858,779
Intangibles assets, net	1,312,315	82,741	57,174	—	1,452,230
Other assets	—	—	—	2,695,423	2,695,423
Segment liabilities	938,246	221,083	26,847	6,214,244	7,400,420

	Flat steel products	Long steel products	Other	Unallocated	Total
Year ended December 31, 2006
Net sales	5,060,582	1,262,603	242,397	—	6,565,582
Cost of sales	(3,294,580)	(860,724)	(141,675)	—	(4,296,979)

Gross profit	1,766,002	401,879	100,722	—	2,268,603
Selling, general and administrative expenses	(492,938)	(119,065)	(12,781)	—	(624,784)
Other operating (expenses) income, net	(13,356)	(6)	6,112	—	(7,250)

Operating income	1,259,708	282,808	94,053	—	1,636,569

Capital expenditures – PP&E	358,541	17,730	7,401	—	383,672
Depreciation—PP&E	333,926	57,765	12,493	—	404,184
Segment assets
Inventories, net	1,078,954	109,143	53,228	—	1,241,325
Trade receivables, net	407,684	141,228	28,954	—	577,866
Property , plant and equipment, net	4,632,273	732,131	56,279	—	5,420,683
Intangibles assets, net	410,985	79,424	61,178	—	551,587
Other assets	—	—	—	979,078	979,078
Segment liabilities	592,734	109,870	24,820	2,555,974	3,283,398

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5	Segment information (continued)

	Flat steel products	Long Steel products	Other	Unallocated	Total
Year ended December 31, 2005
Net sales	3,680,582	625,368	143,821	—	4,449,771
Cost of sales	(2,014,227)	(390,177)	(82,570)	—	(2,486,974)

Gross profit	1,666,355	235,191	61,251	—	1,962,797
Selling, general and administrative expenses	(412,042)	(77,024)	(15,621)	—	(504,687)
Other operating expenses, net	(56,281)	(2,163)	(7,505)	—	(65,949)

Operating income	1,198,032	156,004	38,125	—	1,392,161

Capital expenditures—PP&E	208,772	14,587	—	—	223,359
Depreciation—PP&E	267,975	32,604	1,387	—	301,966
Segment assets
Inventories, net	859,270	126,536	14,313	—	1,000,119
Trade receivables, net	363,573	74,925	34,262	—	472,760
Property, plant and equipment, net	4,653,192	749,305	61,374	—	5,463,871
Intangibles assets, net	403,432	78,102	71,348	—	552,882
Other assets	—	—	—	1,170,349	1,170,349
Segment liabilities	717,855	193,247	31,117	4,141,843	5,084,062

Secondary reporting format—geographical segments

	South and Central America	North America	Europe and other	Total
Year ended December 31, 2007
Net sales	4,593,470	3,421,906	169,005	8,184,381
Segment assets
Trade receivables, net	219,840	615,559	12,428	847,827
Property, plant and equipment	3,338,282	3,520,447	50	6,858,779
Depreciation—PP&E	326,105	188,616	38	514,759
Capital expenditures—PP&E	226,081	170,892	—	396,973
Year ended December 31, 2006
Net sales	3,700,489	2,769,105	95,988	6,565,582
Segment assets
Trade receivables, net	202,784	355,631	19,451	577,866
Property, plant and equipment	3,450,176	1,970,420	87	5,420,683
Depreciation—PP&E	270,453	133,688	43	404,184
Capital expenditures—PP&E	286,008	97,662	2	383,672

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5	Segment information (continued)

	South and Central America	North America	Europe and other	Total
Year ended December 31, 2005
Net sales	2,793,725	1,293,464	362,582	4,449,771
Segment assets
Trade receivables, net	64,837	335,795	72,128	472,760
Property, plant and equipment	3,409,045	2,054,687	139	5,463,871
Depreciation—PP&E	249,808	52,132	26	301,966
Capital expenditures—PP&E	180,867	42,473	19	223,359

6	Cost of sales

	Year ended December 31,
	2007	2006	2005
Inventories at the beginning of the year	1,241,325	1,000,119	254,286
Acquisition of business	501,304	8,180	629,729
Plus: Charges for the year
Raw materials and consumables used and other movements	4,162,226	3,004,001	1,624,729
Services and fees	213,294	152,978	119,155
Labor cost	603,614	520,717	306,215
Depreciation of property, plant and equipment	499,424	388,810	295,538
Amortization of intangible assets	17,557	14,470	10,488
Maintenance expenses	403,108	350,903	207,490
Office expenses	8,763	8,135	8,020
Freight and transportation	30,899	25,451	22,746
Insurance	11,407	10,041	4,749
(Recovery) Allowance for obsolescence	(4,417)	30,320	7,927
Recovery from sales of scrap and by-products	(83,936)	(48,488)	(35,266)
Others	104,523	72,667	31,287
Less: Inventories at the end of the year	(1,913,051)	(1,241,325)	(1,000,119)

Cost of Sales	5,796,040	4,296,979	2,486,974

7	Selling, general and administrative expenses

	Year ended December 31,
	2007	2006	2005
Services and fees	68,811	52,169	48,668
Labor cost	209,456	157,155	119,960
Depreciation of property plant and equipment	15,335	15,374	6,428
Amortization of intangible assets	33,532	5,841	3,951
Maintenance and expenses	20,080	17,397	7,316
Taxes	76,393	56,795	65,263
Office expenses	29,591	29,722	24,529
Freight and transportation	344,165	271,286	217,368
Insurance	1,845	1,234	475
Recovery of allowance for doubtful accounts	(1,524)	(5,207)	(2,467)
Others	28,123	23,018	13,196

Selling, general and administrative expenses	825,807	624,784	504,687

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

8	Labor costs (included in cost of sales, selling, general and administrative expenses)

	Year ended December 31,
	2007	2006	2005
Wages, salaries and social security costs	707,888	558,800	361,250
Termination benefits	41,118	18,176	40,364
Pension benefits (Note 24 (i))	64,064	100,896	24,561

	813,070	677,872	426,175

9	Other operating income (expenses), net

		Year ended December 31,
		2007	2006	2005
(i)	Other operating income
	Gain from the sale of sundry assets	17,411	1,064	2,443
	Others	11,338	15,652	4,100

	Total other operating income	28,749	16,716	6,543

(ii)	Other operating expenses
	Recovery (provision) for legal claims and other matters	4,184	(8,645)	(13,586)
	Others	(9,059)	(1,998)	(4,558)

	Total other operating expenses	(4,875)	(10,643)	(18,144)

(iii)	Derecognition of property, plant and equipment	—	(13,323)	(54,348)

	Total other operating income (expenses), net	23,874	(7,250)	(65,949)

10	Other financial expenses, net

	Year ended December 31
	2007	2006	2005
Debt issue costs	(9,061)	(13,686)	(3,171)
Net foreign exchange transaction gains and change in fair value of derivative instruments	(19,083)	(16,541)	(28,828)
Income from Participation Account (i)	—	—	44,050
Loss from Participation Account (i)	(282,534)	(270,161)	(265,207)
Others	(40,418)	(22,029)	(8,296)

Other financial expenses, net	(351,096)	(322,417)	(261,452)

(i)	As a result of the debt restructuring process carried out by Sidor in 2003, Ylopa became Sidor’s creditor in a Participation Account Agreement. This agreement provides for a compensation in the form of cash payments to be paid on a quarterly basis and has a term of 14 years, or until the fiscal year prior to the date of the settlement in full of certain bank borrowings (BANDES) due by Sidor.

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

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

11	Income tax expense

Income tax

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2007	2006	2005
Current tax	(284,704)	(387,741)	(246,024)
Deferred tax (Note 23)	121,296	111,418	24,990
Utilization of previously unrecognized tax losses (see Note 23)	768	13,967	2,542

	(162,640)	(262,356)	(218,492)

Income tax expense for the years ended December 31, 2007, 2006 and 2005 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2007	2006	2005
Income before income tax	1,152,988	1,258,322	1,291,305
Income tax expense at statutory tax rate	(352,927)	(383,498)	(271,953)
Non taxable income	254,940	156,008	70,115
Non deductible expenses	(42,730)	(36,050)	(19,196)
Utilization of previously unrecognized tax losses	768	13,967	2,542
Provisions for tax loss carry-forwards	(22,691)	(12,783)	—

Income tax expense	(162,640)	(262,356)	(218,492)

12	Property, plant and equipment, net

Year ended December 31, 2007	Land	Building and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare Parts	Total
Cost
Values at the beginning of the year	311,516	1,556,693	5,284,964	192,058	351,283	25,587	7,722,101
Translation differences	1,950	(23,368)	(45,519)	(3,766)	(3,166)	(719)	(74,588)
Acquisition of business	203,586	222,134	1,102,553	9,520	62,791	1,814	1,602,398
Additions	317	8,193	13,339	3,996	371,128	—	396,973
Disposals / Consumptions	(153)	(4,848)	(73,886)	(3,737)	(3,902)	—	(86,526)
Transfers	6,477	253,153	94,207	1,999	(429,358)	43,743	(29,779)

Values at the end of the year	523,693	2,011,957	6,375,658	200,070	348,776	70,425	9,530,579

Depreciation
Accumulated at the beginning of the year	—	(463,372)	(1,708,375)	(128,737)	—	(934)	(2,301,418)
Translation differences	—	13,078	39,690	3,290	—	20	56,078
Depreciation charge	—	(104,357)	(395,193)	(13,845)	—	(1,364)	(514,759)
Disposals / Consumptions	—	2,846	63,674	2,513	—	—	69,033
Transfers	—	(272)	19,301	198	—	39	19,266

Accumulated at the end of the year	—	(552,077)	(1,980,903)	(136,581)	—	(2,239)	(2,671,800)

At December 31, 2007	523,693	1,459,880	4,394,755	63,489	348,776	68,186	6,858,779

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

12	Property, plant and equipment, net (continued)

Year ended December 31, 2006	Land	Building and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare Parts	Total
Cost
Values at the beginning of the year	314,467	1,441,769	5,257,096	187,207	190,356	18,619	7,409,514
Translation differences	(3,807)	(11,287)	(43,129)	(1,644)	(770)	(155)	(60,792)
Acquisition of business	2,624	42,603	2,598	—	—	—	47,825
Additions	—	—	21,275	3,424	351,744	7,229	383,672
Disposals / Consumptions	(19)	(40)	(1,374)	(2,500)	—	(106)	(4,039)
Derecognition	—	—	(38,950)	(17)	(192)	—	(39,159)
Transfers	(1,749)	83,648	87,448	5,588	(189,855)	—	(14,920)

Values at the end of the year	311,516	1,556,693	5,284,964	192,058	351,283	25,587	7,722,101

Depreciation
Accumulated at the beginning of the year	—	(386,021)	(1,442,682)	(116,019)	—	(921)	(1,945,643)
Translation differences	—	3,706	13,403	1,097	—	12	18,218
Depreciation charge	—	(83,357)	(305,320)	(15,397)	—	(110)	(404,184)
Disposals / Consumptions	—	20	388	1,582	—	85	2,075
Derecognition	—	—	25,836	—	—	—	25,836
Transfers	—	2,280	—	—	—	—	2,280

Accumulated at the end of the year	—	(463,372)	(1,708,375)	(128,737)	—	(934)	(2,301,418)

At December 31, 2006	311,516	1,093,321	3,576,589	63,321	351,283	24,653	5,420,683

13	Intangible assets, net

Year ended December 31, 2007	Information System Projects	Mining Concessions and Exploration Costs	Customer Relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	68,326	129,570	—	—	397,943	595,839
Translation differences	(195)	(101)	1,169	850	(3,017)	(1,294)
Acquisition of business (see note 3)	5,895	—	380,079	70,430	455,776	912,180
Additions	33,843	1,501	3,951	—	—	39,295

Values at the end of the year	107,869	130,970	385,199	71,280	850,702	1,546,020

Amortization
Accumulated at the beginning of the year	(30,876)	(13,376)	—	—	—	(44,252)
Translation differences	663	(59)	980	(33)	—	1,551
Amortization charge	(21,511)	(8,585)	(15,086)	(5,907)	—	(51,089)

Accumulated at the end of the year	(51,724)	(22,020)	(14,106)	(5,940)	—	(93,790)

At December 31, 2007	56,145	108,950	371,093	65,340	850,702	1,452,230

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

13	Intangible assets, net (continued)

Year ended December 31, 2006	Information System Projects	Mining Concessions and Exploration Costs	Goodwill	Total
Cost
Values at the beginning of the year	50,385	126,934	399,694	577,013
Translation differences	(409)	(1,159)	(2,426)	(3,994)
Additions	18,350	3,795	675	22,820

Values at the end of the year	68,326	129,570	397,943	595,839

Amortization
Accumulated at the beginning of the year	(19,807)	(4,324)	—	(24,131)
Translation differences	147	43	—	190
Amortization charge	(11,216)	(9,095)	—	(20,311)

Accumulated at the end of the year	(30,876)	(13,376)	—	(44,252)

At December 31, 2006	37,450	116,194	397,943	551,587

14	Investments in associated companies

	Year ended December 31,
	2007	2006
At the beginning of the year	16,285	9,122
Translation adjustment	(16)	31
Contributions	34,838	2,598
Equity in (losses) earnings of associated companies	(7,065)	4,534

At the end of the year	44,042	16,285

The principal associated companies, all of which are unlisted, are:

Company	Country of incorporation	Voting rights at December 31,		Value at December 31,
		2007	2006	2007	2006
Lomond Holdings BV. (1)	Netherlands	50.00%	50.00%	2,893	2,747
Matesi Materiales Siderúrgicos S.A. (2)	Venezuela	49.80%	49.80%	40,227	12,866
Compañía Afianzadora de Empresas Siderúrgicas S.G.R. (3)	Argentina	38.89%	38.89%	95	120
Finma S.A.I.F. (4)	Argentina	33.33%	33.33%	827	552

				44,042	16,285

(1)	Holding Company. Indirectly through the participation in Alvory.
(2)	Manufacturing and marketing of briquettes. Indirectly through the participation in Sidor.
(3)	Granting of guarantees to participating partners to facilitate or permit access to credits for purchase of national raw material. Indirectly through the participation in Siderar.
(4)	Consulting and financial services. Indirectly through the participation in Siderar.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

15	Other investments, net – non-current

	As of December 31,
	2007	2006
Time deposits with related parties (i) (Note 30)	12,673	11,249
Guarantee fund Compañía Afianzadora de Empresas Siderúgicas S.G.R. (ii)	1,842	1,895
Others	300	243

Total	14,815	13,387

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

16	Receivables, net – non-current

	As of December 31,
	2007	2006
Receivables with related parties (Note 30)	35,949	63,323
Employee advances and loans	13,078	12,616
Receivables from sale of fixed assets	1,378	1,542
Income tax credit paid on business acquisition (Note 3)	138,700	—
Tax credits	14,810	—
Others	14,235	2,795
Allowance for doubtful accounts (Note 21 )	(512)	(1,373)

	217,638	78,903

17	Receivables – current

	As of December 31,
	2007	2006
Value added tax	23,073	8,513
Tax credits	118,881	19,442
Income tax credit paid on business acquisition (Note 3)	84,000	—
Employee advances and loans	17,046	6,222
Advances to suppliers	52,044	27,583
Expenses paid in advance	15,585	12,175
Government tax refunds on exports	56,056	43,531
Receivables with related parties (Note 30)	29,058	42,619
Others	30,295	15,733

	426,038	175,818

18	Inventories, net

	As of December 31,
	2007	2006
Raw materials, materials and spare parts	732,437	519,530
Goods in process	672,656	458,839
Finished goods	360,526	262,873
Goods in transit	229,934	78,862
Allowance for obsolescence (Note 22)	(82,502)	(78,779)

	1,913,051	1,241,325

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

19	Trade receivables, net

	As of December 31,
	2007	2006
Current accounts	845,814	592,800
Trade receivables with related parties (Note 30)	28,977	10,149
Allowance for doubtful accounts (Note 22)	(26,964)	(25,083)

	847,827	577,866

20	Cash, cash equivalents and other investments

	As of December 31,
	2007	2006
(i) Other investments
Deposits and foreign private sector bonds (due in more than 90 days)	65,337	—

	65,337	—

(ii) Cash and cash equivalents
Cash at banks and deposits (due in less than 90 days)	1,126,041	633,002
Restricted cash	—	10,350

	1,126,041	643,352

21	Allowances and Provisions – non current

	Deducted from assets	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters
Year ended December 31, 2007
Values at the beginning of the year	1,373	60,543
Translation differences	(33)	(317)
Acquisition of business	—	10,011
Additions	—	16,690
Reversals	(828)	(20,874)
Used	—	(8,708)

At December 31, 2007	512	57,345

Year ended December 31, 2006
Values at the beginning of the year	3,024	54,138
Translation differences	(27)	(137)
Additions	—	9,966
Reversals	(1,624)	(1,321)
Used	—	(2,103)

At December 31, 2006	1,373	60,543

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

22	Allowances – current

	Deducted from assets
	Allowance for doubtful accounts	Allowance for obsolescence
Year ended December 31, 2007
Values at the beginning of the year	25,083	78,779
Translation differences	(221)	(548)
Acquisition of business	4,616	14,357
Reversals	(4,440)	(20,958)
Additions	3,743	16,541
Used	(1,817)	(5,669)

At December 31, 2007	26,964	82,502

Year ended December 31, 2006
Values at the beginning of the year	29,851	52,819
Translation differences	(420)	(513)
Reversals	(3,937)	(19,300)
Additions	354	49,620
Used	(765)	(3,847)

At December 31, 2006	25,083	78,779

23	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	Year ended December 31,
	2007	2006
At beginning of the year	(948,716)	(1,019,062)
Acquisition of business	(481,930)	(1,067)
Translation differences	3,336	9,705
Uses of tax loss carry-forwards	—	(63,677)
Income statement credit	122,064	125,385

At end of the year	(1,305,246)	(948,716)

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

23	Deferred income tax (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follow:

Deferred tax liabilities	Fixed assets	Inventories	Intangible assets	Other	As of December 31, 2007
At beginning of year	(967,228)	(84,448)	(41,263)	(70,992)	(1,163,931)
Acquisition of business	(282,233)	(17,818)	(115,026)	(66,853)	(481, 930)
Translation differences	6,158	(377)	(1,385)	324	4,720
Income statement credit	102,828	2,232	10,683	832	116,575

At end of year	(1,140,475)	(100,411)	(146,991)	(136,689)	(1,524,566)

Deferred tax assets	Provisions	Trade Receivables	Tax loss carry- forwards	Other	Total at December 31, 2007
At beginning of year	37,499	23,583	47,017	107,116	215,215
Acquisition of business	—	—	—	—	—
Translation differences	(367)	8	(309)	52	(616)
Income statement credit (charge)	33,109	(10,732)	(45,335)	27,679	4,721

At end of year	70,241	12,859	1,373	134,847	219,320

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

As December 31, 2007 and 2006, USD 31,793 and USD 36,439, respectively, have been classified as non-current assets and USD1,337,039 and USD 985,155, respectively, have been classified as non-current liabilities.

The amounts shown in the balance sheet include the following:

	As of December 31,
	2007	2006
Deferred tax assets to be recovered after more than 12 months	129,376	158,205
Deferred tax liabilities to be settled after more than 12 months	(1,339,333)	(1,078,181)

	(1,209,957)	(919,976)

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

24	Other liabilities

		As of December 31,
		2007	2006
(i)	Other liabilities - non-current

	Termination benefits	8,723	3,716
	Pension benefits	317,050	263,454
	Related Parties (Note 30)	1,272	1,149
	Other	9,455	6,247

		336,500	274,566

Pension benefits

The amounts recognized in the consolidated balance sheet are determined as follows:

	Year ended December 31,
	2007	2006
Present value of unfunded obligations	362,748	304,922
Unrecognized prior service costs	(2,137)	(16,282)
Unrecognized actuarial losses	(43,561)	(25,186)

Liability in the balance sheet	317,050	263,454

The amounts recognized in the consolidated income statement are as follows:

	Year ended December 31,
	2007	2006
Current service cost	7,848	8,079
Interest cost	59,747	36,549
Changes to pension plan (1)	—	46,947
Amortization of prior service costs	580	593
Net actuarial (gains) losses recognized in the year	(4,111)	8,728

Total included in labor costs	64,064	100,896

(1)	In December 2006, Sidor decided a change in the benefits associated to the pension plan which became effective on January 1, 2007. This change consists mainly of an increase of the minimum pension benefit to be provided to retired employees. Consequently, the pension plan actuarial liability was adjusted to reflect this change.

Changes in the liability recognized in the consolidated balance sheet are as follows:

	Year ended December 31,
	2007	2006
At the beginning of the year	263,454	177,899
Transfers and new participants of the plan	258	(130)
Total expense	64,064	100,896
Translation differences	185	(1,355)
Contributions paid	(10,911)	(13,856)

At the end of year	317,050	263,454

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

24	Other liabilities (continued)

The principal actuarial assumptions used were as follows:

Venezuela

	Year ended December 31,
	2007	2006
Discount rate	29.14%	26.81%
Rate of compensation increase	16.34%	16.34%

Mexico

	Year ended December 31,
	2007	2006
Discount rate	8.75%	9.50%
Rate of compensation increase	4.00%	4.00%

Argentina

	Year ended December 31,
	2007	2006
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

		As of December 31,
		2007	2006
(ii)	Other liabilities – current
	Payroll and social security payable	108,020	81,841
	Termination benefits	3,939	2,885
	Participation account	51,219	54,454
	Related Parties (Note 30)	9,194	15,090
	Others	9,867	4,104

		182,239	158,374

25	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2007 and 2006 were as follows:

	Year ended December 31,
	2007	2006
Contracts with positive fair values:

Interest rate swap contracts	—	6,857
Foreign exchange contracts	—	995
Commodities contracts	577	—

	577	7,852

Contracts with negative fair values:

Interest rate swap contracts	(9,557)	—
Foreign exchange contracts	(3,736)	—
Commodities contracts	—	(15,487)

	(13,293)	(15,487)

Derivative financial instruments breakdown is as follows:

a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its fixed rate debt. As of December 31, 2007, most of the Company’s long-term borrowings were at variable rates.

Both Hylsa and Grupo Imsa, entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

25	Derivative financial instruments (continued)

As of December 31, 2007, Hylsa had and outstanding agreement from 2003, with a notional amount of USD 120.8 million and a cap interest rate of 7.00%. This agreement is due on January 2, 2008. In addition, during 2007 Hylsa entered into four interest rate collars, that fix the interest rate to be paid over an aggregate notional amount of USD 1,125 million, in an average range of 3.28% to 5.50%. These agreements are due in July 2009.

On February 23, 2007, Grupo IMSA entered into four interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 250 million, in an average range of 4,16% to 6,00%. These agreements are due in November 2011 and March 2012. On September 21, 2007, after its acquisition by Ternium, Grupo IMSA entered into other two interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 375 million, in an average range of 3.28% to 5.50%. Both agreements are due in July 2009.

b) Foreign exchange contracts

From time to time, Siderar enters into non-deliverable forward agreements to manage its exposure to changes in the Argentine Peso against the US Dollar.

As of December 31, 2007, Siderar had a non-deliverable forward agreement with a notional amount of ARS 20.4 million at an average exchange rate of 3.1655 Argentine Pesos per US Dollar. This forward is due in January 2008.

On May 27, 2003, Grupo IMSA entered into a cross currency swap contract with Bank of America to manage its exposure to changes in the Mexican Peso against the US Dollar and the impact of the floating interest rate changes on certain debt certificates. As of December 31, 2007, the notional amount totals USD 52.6 million and the fixed interest rate is 9.30% per annum. This agreement is due on May 27, 2009.

Futhermore, during September and October, 2007, Grupo IMSA entered into three forward sales over an aggregate notional amount of USD 150 million, and an average exchange rate of 11.02 Mexican Pesos per US Dollar, to manage its exposure to changes in the Mexican Peso against the US Dollar. All these forwards are due on March 3, 2008.

The net fair values of the exchange rate derivative contracts as of December 31, 2007 and December 31, 2006 were:

		Fair Value at December 31,
Currencies	Contract	2007	2006
MXN/USD	Forward	(1,220)	817
MXN/USD	Cross Currency Swap	(2,486)	—
ARS/USD	ND Forward	(30)	178

		(3,736)	995

c) Commodities contracts

Hylsa entered into derivative structures with JP Morgan Chase Bank N.A. and Citibank N.A. to manage the impact of the fluctuation of natural gas price over its cost.

As of December 2007, Hylsa had four structures outstanding over an aggregate notional amount of 6 MMBTU (50 contracts a month). These structures cover Hylsa until March 2008.

Contract	Average price	Fair value at December 31,
		2007	2006
Call – Purchases	7.65/7.45	1,200	13,167
Call – Sales	10.00	(29)	(6,716)
Put – Sales	7.65@KI /7.45@KI	(594)	(12,505)
Swaps – Purchases	7.36	—	(9,433)

		577	(15,487)

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

26	Borrowings

	Year ended December 31,
	2007	2006
(i) Non-current
Bank borrowings	3,684,702	551,990
Less: debt issue costs	(7,205)	(3,589)

	3,677,497	548,401

(ii) Current
Bank borrowings	430,452	509,201
Borrowings with related parties (Note 30)	—	2,161

	430,452	511,362
Less: debt issue costs	(23,048)	(2,668)

	407,404	508,694

Total Borrowings	4,084,901	1,057,095

The maturity of borrowings is as follows:

	Expected Maturity Date
							At December 31, (1)
	2008	2009	2010	2011	2012	Thereafter	2007	2006
Fixed Rate	186,977	—	—	—	—	7,661	194,638	158,124
Floating Rate	220,427	371,232	320,390	1,732,767	1,210,473	34,974	3,890,263	898,971

Total	407,404	371,232	320,390	1,732,767	1,210,473	42,635	4,084,901	1,057,095

(1)	As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The weighted average interest rates - which incorporate instruments denominated mainly in US dollars - at the balance sheet date were as follows:

	December 31,
	2007	2006
Bank borrowings	6.15%	6.82%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2007 and 2006, respectively.

Breakdown of long-term borrowings by currency is as follows:

Currency	Interest rates	December 31,
		2007	2006
USD	Floating	3,807,438	898,971
USD	Fixed	190,758	62,179
ARS	Fixed	2,067	55,845
MXN	Fixed	1,812	—
MXN	Floating	82,826	—
VEB	Fixed	—	40,100

Total bank borrowings		4,084,901	1,057,095

USD: US dollars; ARS: Argentine pesos; MXN: Mexican pesos; VEB: Venezuelan Bolivar

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

27	Contingencies, commitments and restrictions on the distribution of profits

Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium’s consolidated financial position or results of operations.

(i) Consorcio Siderurgia Amazonia Ltd.-PDVSA-Gas C.A. claim

In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas against the application of the most favored client clause) were resolved in Sidor’s favor. Accordingly, in its financial statements at December 31, 2004, Sidor reversed the USD 41.4 million provision it had recorded at December 31, 2003. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void the arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void an arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At December 31, 2007, Sidor’s potential exposure under this litigation amounted to USD160.7 million.

(ii) Tax claims

(a) Siderar. AFIP – Income tax claim for fiscal years 1995 to 1999

The Administración Federal de Ingresos Públicos (“AFIP” – the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 21.7 million.

The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, based on existing evidence and the work performed by the Tax Authorities, the Company would likely obtain a favorable ruling.

On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 by USD 14.1 million and instructing the recalculation of taxes in accordance with this ruling. The Company questioned the recalculation conducted by the AFIP, generating an incident that had favorable resolution to the criteria exposed by the Company. Consequently, in December, 2006 there was a payment of USD 0.1 million according to the Company´s filing and the Fiscal Court´s approval, which was then appealed by the AFIP.

Based on the above, the Company recognized a provision amounting to USD 4.8 million as of December 31, 2007 as management considers there is a probable cash outflow.

(b) Sidor

The Company recorded a provision for a total amount of USD 7.3 million in connection with tax matters arising from compensations of tax credits made by Sidor since the implementation of the V.A.T. law in June, 1999. The SENIAT, the Venezuelan tax and customs authority, is claiming the interest accrued on the application of those tax credits as payment on account of tax obligations.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

27	Contingencies, commitments and restrictions on the distribution of profits (continued)

(iii) Commitments

The following are the Company’s main off-balance sheet commitments:

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. This outsourcing contract is due to terminate in 2018.

(b) Siderar entered into a contract with Transportadora de Gas del Norte (TGN) for gas transportation service. TGN charges Siderar a price that is equivalent on a comparable basis to prices paid by other industrial users, and the Argentine government regulates the general framework under which TGN operates. Siderar pays a monthly fee for reserved cubic meter (1,070 thousand m3/day), whether it uses it or not. The contracted volume of 900 thousand m3/day will terminate in 2013 and the residual volumen, in 2019.

(c) Sidor’s production process requires a large amount of electricity. On August 21, 1997, that company entered into a twenty-year contract with EDELCA, a Venezuelan state-owned company, for the supply of all of Sidor’s electricity needs. This contract will terminate in 2018.

(d) Sidor’s production process is heavily reliant upon supplies of natural gas. Sidor buys 100% of its natural gas from PDVSA-Gas, a Venezuelan state-owned natural gas supply company. In 1997, Sidor signed a twenty-year contract with PDVSA-Gas for the supply of natural gas.

(e) In 1997 Sidor entered into a twenty-year contract with Ferrominera del Orinoco (“FMO”) for the supply of iron ore. Pursuant to this contract, FMO will supply Sidor up to a maximum annual volume of iron ore needed to produce 6.6 million tons of pellets until 2017. Sidor and FMO entered into an amendment to the 1997 contract on November 11, 2005. The revised contract sets the iron ore price at the lower of the price charged by FMO to its customers (other than certain newly-created state-owned steel producers) in the Venezuelan domestic market, and 80% of a market reference price (that percentage may drop to 70%).

In connection with the iron ore contract, in 1997 Sidor and FMO entered into another agreement under which Sidor committed to sell, upon the request of FMO, up to 2 million tons per year of pellets to FMO, at a price based on the sale price at which FMO sells iron ore to Sidor plus an applicable margin paid to Sidor for the production of pellets, which is determined using market references.

(f) In 1998, Sidor signed a contract with Ternium´s related company TAVSA Tubos de Acero de Venezuela S.A. (a Venezuelan seamless steel pipe producer controlled by Tenaris), under which it committed to sell up to 90,000 tons of blooms or 130,000 tons of liquid steel per year, until 2013. Purchase price varies in relation to changes in the costs of production.

(g) On August 20, 2004, Sidor entered into a contract with its associated company Matesi Materiales Siderúrgicos S.A. for the supply of hot briquetted iron (HBI). Sidor commited to purchase 29.9% of Matesi’s HBI production volume for the term of ten years. In addition, Sidor has the right to increase its proportion on Matesi’s production by an extra 19.9 % until reaching a 49.8% of Matesi’s HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Sidor or Matesi object to its renewal more than one year prior to its termination.

(h) On April 6, 2006, Sidor entered into a slag removal and raw material handling services contract with Sidernet de Venezuela C.A., a related party, for a total estimate amount of USD 155.9 million. The agreement is due to terminate in June 2016.

(i) Hylsa’s production process requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply of a contracted electrical demand of 143.2 MW. This contract effectively started on April 30, 2002, and currently supplies approximately 42% of Hylsa’s electricity needs with the remainder supplied by CFE, the Mexican state-owned utility. The contract with Iberdrola will terminate in 2027.

Effective January 1, 2008, Iberdrola invoked an early termination clause included in the above mentioned contract in connection with two of the plants located in Puebla and Apodaca. This early termination clause provides for a ninety-day period before electricity supply is suspended. Accordingly, the termination of the contract and the suspension of the energy supply will be effective on March 31, 2008. The contracted electrical demand from these two plants represents approximately 22% of the total demand of 143.2 MW.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

27	Contingencies, commitments and restrictions on the distribution of profits (continued)

(j) Hylsamex S.A. de C.V. and subsidiaries entered into 16 long-term operating lease agreements for the rental of machinery, materials handling equipment, earth moving equipment, computers and assorted vehicles. Total amounts due, from 2008 to 2012, include USD 13.3 million in lease payments. Total loss for lease payments recorded in the year ended December 31, 2007 accounts for USD 12.7 million.

Future minimum lease payments under non-cancellable operating leases are as follows:

Year	USD Thousands
2008	6,625
2009-2012	6,636

Total	13,261

(k) On April 5, 2000, several subsidiaries of Grupo Imsa which have facilities throughout the Mexican territory, entered into a 15-year energy purchase agreement for approximately 90 MW of electricity as purchased capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Grupo Imsa is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits.

(l) On April 1, 2003, Grupo Imsa (through Industrias Monterrey S.A. de C.V.) entered into a contract with PEMEX GAS and Petroquímica Básica for the supply of natural gas to one of Grupo Imsa’s plants located in Monclova, based on an annual program established 30 days before the commencement of the following service year. This annual program is agreed based on Grupo Imsa’s needs during the relevant period and Grupo Imsa has the obligation to purchase this agreed volume, which is subject to renegotiation according to the agreement. The reference price is determined based on the average of the quoted prices of several indexes plus transportation and service costs depending on the areas or cities.

(m) On December 16, 2004, Grupo Imsa entered into a ten-year steel slab supply agreement (the “Agreement”) with Corus UK Limited (“Corus”) together with Grupo Marcegaglia (Italy), Duferco International (Switzerland), Donkuk Steel (South Korea) (collectively referred to as the “Off-takers”). During the term of the contract, Grupo Imsa through one of its subsidiaries, will be entitled to purchase 15.4% of the production of Corus’ Teeside plant, estimated between 3.2 and 3.6 million tons of steel slab per year. This represents approximately 20% of Grupo Imsa’s actual steel slab needs. The Agreement also establishes a supply schedule for each of the Off-takers.

As per the Agreement, Grupo Imsa is committed to make predetermined cash payments during the term of the contract in addition to the purchase price paid for the steel slab, as follows: (i) an initial payment of USD14.3 million, (ii) twenty semi-annual payments distributed proportionately in different percentages until 2014 for a total of USD16.5 million, and (iii) additional payments for future capital investments in Corus’ Teeside plant amounting to approximately USD15.1 million. The initial payment and the due payments described in (ii) above have been made prior to the acquisition of Grupo Imsa by Ternium. In December 2007, the rights and obligations established in this contract were transferred to Alvory S.A.

(n) On January 19, 2006, Grupo Imsa (through Industrias Monterrey S.A. de C.V) entered into an agreement with Gas Industrial de Monterrey, S.A. de C.V (GIMSA), under which GIMSA agrees to supply natural gas to two of Grupo Imsa’s plants, based on an Annual Firm Base which is established 45 days before the commencement of the following service year and is determined based on Grupo Imsa’s daily needs for the relevant period. Grupo Imsa has the obligation to purchase the agreed volume, which is subject to changes according to written communications, as established in the agreement. The price is determined on a monthly basis pursuant to the methodology approved by the Energy Regulatory Commission for prices applicable to the area.

(iv) Restrictions on the distribution of profits

Under the credit agreements entered into to finance the acquisition of Hylsamex, the Company and its affiliates had some restrictions to the payment of dividends in excess of certain amounts, among other limitations (see Note 3e). As of December 31, 2007, Ternium S.A. and Siderar S.A.I.C. have fully repaid these loans, and at the same time the guarantees and restrictions imposed by the financing contracts were released.

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2007, this reserve reached the above-mentioned threshold.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

27	Contingencies, commitments and restrictions on the distribution of profits (continued)

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.

Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At December 31, 2007
Share capital	2,004,744
Legal reserve	200,474
Distributable reserves	301,912
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2007	499,842
Profit for the year	731,983

Total shareholders equity under Luxembourg GAAP	5,153,077

During the annual general shareholders meeting held on June 6, 2007, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2006, and a distribution of dividends of USD 0.05 per share (USD 0.50 per ADS), or USD 100.2 million. The dividends were paid on June 12, 2007.

28	Earnings per share

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

In connection with the over-allotment described in Note 1, on March 1, 2006, the Company issued 22,981,360 new shares.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

28	Earnings per share (continued)

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

For fiscal years 2007, 2006 and 2005, the weighted average of shares outstanding totaled 2,004,743,442, 1,936,833,060 and 1,209,476,609 shares, respectively.

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year. Diluted earnings per share have been calculated giving effect to the conversion of the Subordinated Convertible Loans on the date each one was entered into.

	2007	2006	2005
Profit attributable to equity holders of the Company	784,490	795,424	704,406
Weighted average number of ordinary shares in issue	2,004,743,442	1,936,833,060	1,209,476,609
Basic earnings per share (USD per share)	0.39	0.41	0.58
Diluted earnings per share (USD per share)	0.39	0.41	0.54

29	Discontinued operations

On December 19, 2007, Ternium, through its subsidiary Imsa Acero S.A. de C.V., entered into a stock purchase agreement with BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for the sale of IMSA’s interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC. Following consummation of the sale, Ternium will continue to own Steelscape’s Shreveport plant (see Note 34).

Analysis of the result of discontinued operations:

Year ended December 31, 2007
Gross profit	37,145
Selling, general and administrative expenses	(23,765)
Other operating expenses, net	(839)

Operating income	12,541
Financial income, net	419

Income before income tax	12,960
Income tax expense	(2,142)

Income for the year from discontinued operations	10,818

Cash from discontinued operations decreased by USD 3.9 million in 2007, mainly as a result of a USD 6.5 million increase in cash provided by operating activities and a USD 10.4 million decrease in cash from investing activities.

30	Related party transactions

The Company is controlled by San Faustín, which at December 31, 2007 indirectly owned 70.52% of Ternium’s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such us the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.. For commitments with Related Parties see Note 27.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

30	Related party transactions (continued)

The following transactions were carried out with related parties:

	Year ended December 31,
	2007	2006
(i) Transactions

(a) Sales of goods and services
Sales of goods to associated parties	52	1,650
Sales of goods to other related parties	130,893	90,665
Sales of services to associated parties	2,100	2,938
Sales of services to other related parties	3,855	1,608

	136,900	96,861

(b) Purchases of goods and services

Purchases of goods from associated parties	49,524	75,751
Purchases of goods from other related parties	49,041	62,023
Purchases of services from associated parties	25,664	3,999
Purchases of services from other related parties	167,754	156,716

	291,983	298,489

(c) Financial results
Income with associated parties	3,440	3,820
Income with other related parties	26	38
Expenses with other related parties	—	(1,815)

	3,466	2,043

	At December 31,
	2007	2006
(ii) Year-end balances

(a) Arising from sales/purchases of goods/services and other transactions
Receivables from associated parties	40,980	67,558
Receivables from other related parties	53,004	48,533
Payables to associated parties	(7,681)	(5,588)
Payables to other related parties	(29,749)	(48,032)

	56,554	62,471

(b) Other investments
Time deposit	12,673	11,249

(c) Financial debt
Borrowings with other related parties (Note 26)	—	(2,161)

(iii) Officers and Directors’ compensation

The aggregate compensation of Officers and Directors earned during the years ended December 31, 2007, 2006 and 2005 amounts to USD 9,984 thousand, USD 10,276 thousand and USD 4,485 thousand, respectively.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

31	Cash flow disclosures

		At December 31,
		2007	2006	2005
(i)	Changes in working capital (i)
	Inventories	(171,938)	(271,480)	(133,995)
	Receivables, other investments and others	(5,476)	122,917	3,103
	Trade receivables	40,841	(96,122)	97,814
	Other liabilities	(5,422)	(93,472)	46,117
	Trade payables	166,878	62,004	41,381

		24,883	(276,153)	54,420

(ii)	Income tax accruals less payments
	Tax accrued (Note 11)	162,640	262,356	218,492
	Taxes paid	(343,688)	(280,431)	(262,500)

		(181,048)	(18,075)	(44,008)

(iii)	Interest accruals less payments
	Interest accrued	142,137	112,918	81,608
	Interest paid	(52,672)	(108,721)	(57,085)

		89,465	4,197	24,523

(i)	Changes in working capital are shown net of the effect of exchange rate changes.

32	Recently issued accounting pronouncements

(i) International Accounting Standard 23 (revised 2007), “Borrowing Costs”

In March 2007, the International Accounting Standards Board issued International Accounting Standard 23 (revised 2007), “Borrowing Costs” (the “Standard”). The Standard provides that borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset, while all other borrowing costs shall be recognized as an expense.

The Standard supersedes IAS 23 (revised 1993) and is applicable for annual periods beginning on or after 1 January 2009. Earlier application is permitted. If an entity applies the Standard from a date before 1 January 2009, it shall disclose that fact.

The Company’s management estimates that the application of IAS 23 (revised 2007) will not have a material effect on the Company’s financial condition or results of operations.

(ii) IFRIC Interpretation 13, Customer Loyalty Programmes

In June 2007, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 13 “Customer Loyalty Programmes” (“IFRIC 13”). IFRIC 13 applies to customer loyalty award credits that:

(a)	an entity grants to its customers as part of a sales transaction (i.e. a sale of goods, rendering of services or use by a customer of entity assets); and

(b)	subject to meeting any further qualifying conditions, the customers can redeem in the future for free or discounted goods or services.

IFRIC 13 addresses accounting by the entity that grants award credits to its customers.

An entity shall apply IFRIC 13 for annual periods beginning on or after July 1, 2008, although earlier application is permitted. If an entity applies IFRIC 13 for a period beginning before July 1, 2008, it shall disclose that fact.

The Company’s management estimates that the application of IFRIC 13 will not have a material effect on the Company’s financial condition or results of operations.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

32	Recently issued accounting pronouncements (continued)

(iii) IFRIC Interpretation 14, IAS 19 -The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

In July 2007, IFRIC issued IFRIC Interpretation 14 “IAS 19 -The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” (“IFRIC 14”). IFRIC 14 applies to all post-employment defined benefits and other long-term employee defined benefits and addresses the following issues:

(a)	when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19;

(b)	how a minimum funding requirement might affect the availability of reductions in future contributions; and

(c)	when a minimum funding requirement might give rise to a liability.

An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2008. Earlier application is permitted.

The Company’s management has not assessed the potential impact that the application of IFRIC 14 may have on the Company’s financial condition or results of operations.

(iv) International Accounting Standard 1 (revised 2007), “Presentation of Financial Statements”

In September 2007, the International Accounting Standards Board issued International Accounting Standard 1 Revised, “Presentation of Financial Statements” (“IAS 1 Revised”). IAS 1 Revised sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The main changes introduced by IAS 1 Revised in respect of the previous version of IAS 1 include the following:

(a)	a complete set of financial statements shall include a statement of financial position as at the beginning of the earliest comparative period whenever the entity retrospectively applies an accounting policy or makes a retrospective restatement;

(b)	changes in equity arising from transactions with owners in their capacity as owners shall be reported separately from non-owners changes in equity;

(c)	an entity shall disclose income tax relating to each component of other comprehensive income; and

(d)	the option to present distributions to equity holders (dividends) in the income statement is no longer available

IAS 1 Revised is applicable for annual periods beginning on or after January 1, 2009, although earlier application is permitted.

The Company’s management has not assessed the potential impact that the application of IAS 1 Revised may have on the Company’s financial condition or results of operations.

33	Financial risk management

1) Financial risk factors

Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department that identifies, evaluates and hedges financial risks in cooperation with Ternium’s subsidiaries. The Company has written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

1.1) Market Risk

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

Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze its potential hedging according to market conditions. These hedging can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the company of carrying out its hedging policy.

Ternium has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

We estimate that if the Argentine peso, Mexican peso and Venezuelan bolivar had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 30 million lower, as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables and borrowings. This effect would have been offset by the change in the currency translation adjustment recorded in equity.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Group to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Group to a variation in its fair value. The Group’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and structures with options. The Group’s general policy is to maintain a balance between instruments exposed to fixed and variable rates; which can be modified according to long term market conditions.

Our nominal weighted average interest rate for our debt instruments was 6.15% and 6.82% for 2007 and 2006, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2007 and 2006, respectively.

Ternium’s total variable interest rate debt amounted to USD 3.890 million (95% of total borrowings) for the year ended December 31, 2007 and USD 899 million (85 % of total borrowings) for the year ended December 31, 2006.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2007, would have been 100 basis points higher with all other variables held constant, total profit for the year ended December 31, 2007 would have been USD 29.8 million lower.

(iii) Commodity price risk

In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies, including entering into long-term supply agreements and/or fixing commodity prices for limited periods of time. For further information on long-term commitments, see note 27(iii).

1.2) Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain impaired assets.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

33	Financial risk management (continued)

1.2) Credit risk (continued)

As of December 31, 2007, the total of trade receivables is of USD 847.8 million. These trade receivables have guarantees under letter of credit and other bank guarantees of USD 62.6 million, credit insurance of USD 327.9 million and other guarantees of USD 58.2 million.

As of December 31, 2007, trade receivables of USD 768.2 million were fully performing.

As of December 31, 2007, trade receivables of USD 79.6 million were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. These trade receivables as of December 31, 2007, are past due less than 3 months.

The amount of the allowance for doubtful accounts was USD 27.0 million as of December 31, 2007. This allowance for doubtful accounts and the existing guarantees are sufficient to cover overdue trade receivables.

The carrying amounts of the group’s trade and other receivables as of December 31, 2007, are denominated in the following currencies:

Currency	USD million
US dollar (USD)	686.0
EU euro (EUR)	25.4
Argentine peso (ARS)	30.5
Mexican peso (MXN)	680.7
Venezuelan bolívar (VEB)	95.3
Other currencies	6.0

1.3) Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. The company also has committed credit facilities to support its ability to close out market positions if needed.

Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Expected Maturity Date
(USD million)	2008	2009	2010	2011	2012	Thereafter	As of December 31, 2007
Borrowings	407.4	371.2	320.4	1,732.8	1,210.5	42.6	4,084.9
Interests to be accrued	229.4	208.3	176.3	146.2	101.7	6.8	868.7

Total	636.8	579.5	496.7	1,879.0	1,312.2	49.4	4,953.6

1.4) Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.39 and 0.16 as of December 31, 2007 and 2006, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

33	Financial risk management (continued)

2) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in fair value are disclosed under Financial income, net line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. The fair value of derivative instruments is disclosed in Note 25.

3) Fair value estimation

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

34	Post balance sheet events

On February 1, 2008, Ternium, through its subsidiary Imsa Acero S.A. de C.V., completed the sale of its interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD 726 million on a cash-free and debt-free basis, subject to working capital and other adjustments. Ternium intends to use the proceeds of the sale to prepay financial debt.

Ternium sold the assets after determining that they were not a strategic fit with its production system. The Company continues to own Steelscape’s Shreveport, LA plant, which has already been integrated into its operations. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico.

Roberto Philipps

Chief Financial Officer

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 25, 2008	TERNIUM S.A.

	By	/s/ Roberto Philipps
Name: Roberto Philipps
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of March 17, 2006*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

4.1	Participation Agreement (“Contrato de Cuentas en Participacion”), dated June 20, 2003, between Sidor, C.A. and Ylopa Servicos de Consultadoria, Lda., as amended and supplemented as of October 15, 2003 and November 18, 2004***

4.2	Participation Agreement (“Contrato de Cuentas en Participacion”), dated June 20, 2003, between Sidor, C.A. and Corporacion Venezolana de Guayana, as amended and supplemented as of October 15, 2003 and November 18, 2004***

4.3	Shareholders’ Agreement, dated July 20, 2005, between I.I.I.—Industrial Investments Inc. and Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS***

4.4	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited****

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2006 (File No.001-32734).

**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

***	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 11, 2006 (File No. 333-130950).

****	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).