Form 20-F
period 2008-12-31
Ternium S.A.
filed 2009-06-30
CIK 1342874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Commission file number: 001-32734
TERNIUM S.A.
(Exact Name of Registrant as Specified in its Charter)
N/A
(Translation of registrant’s name into English)
Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)
46a, Avenue John F. Kennedy — 2nd floor
L-1855 Luxembourg
(Address of registrant’s registered office)
Beatriz Rodriguez Salas
46A, Avenue John F. Kennedy — 2nd floor
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
Yes ☑       No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐       No ☑
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
Yes ☑       No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐       No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated filer ☑       Accelerated Filer ☐       Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow
Item 17 ☐       Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐       No ☑
Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J.P. Mitrani Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno Abogados Alicia Moreau de Justo 400, 3 rd Floor C1007AAH — Buenos Aires, Argentina (54-11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1701 Pennsylvania Avenue. N.W. Washington, D.C. 20006 (202) 956-7500

 i

CERTAIN DEFINED TERMS
In this annual report, unless otherwise specified or if the context so requires:
•	References to “the Company” refer exclusively to Ternium S.A., a Luxembourg joint stock corporation (société anonyme holding);

•	References in this annual report to “Ternium”, “we”, “us” or “our” refer to Ternium S.A. and its consolidated subsidiaries;

•	References to “Amazonia” are to Consorcio Siderurgia Amazonia, S.L. Unipersonal, a Spanish holding company and a subsidiary of the Company that, prior to the nationalization of Sidor, held a 59.73% interest in Sidor;

•	References to “Sidor” are to Sidor, C.A., a Venezuelan corporation and formerly a subsidiary of the Company. See note 29 to our audited consolidated financial statements included elsewhere in this annual report and Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process”;

•	References to “the Ternium companies” are to the Company’s manufacturing subsidiaries, namely Siderar S.A.I.C., an Argentine corporation (“Siderar”), and Ternium México, S.A. de C.V., a Mexican corporation (“Ternium Mexico”), and their respective subsidiaries.

•	References to “Ylopa” are to Ylopa — Serviços de Consultadoría Lda., a company organized under the laws of Portugal and registered in the Madeira Free Zone;

•	References to “Usiminas” are to Usinas Siderurgicas de Minas Gerais S/A—USIMINAS, a company organized under the laws of Brazil and an indirect shareholder of the Company;

•	References to “Tenaris” are to Tenaris S.A., a Luxembourg joint stock corporation (société anonyme holding) and a shareholder of the Company;

•	References to “San Faustín” are to San Faustín N.V., a Netherlands Antilles corporation and the Company’s indirect controlling shareholder;

•	References to the “Ternium network” or “Ternium Internacional” are to an international group of companies that market and provide worldwide distribution services for products offered primarily by Ternium.

•	References to “ADSs” are to the American Depositary Shares which are evidenced by American Depositary Receipts;

•	References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons; and

•	References to “billions” are to thousands of millions, or 1,000,000,000.

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

Currencies
In this annual report, unless otherwise specified or the context otherwise requires:
•	“dollars”, “U.S. dollars” or “USD” each refers to the United States of America dollar;

•	“Argentine pesos” or “ARP” each refers to the Argentine peso;

•	“Venezuelan bolívares fuertes “ or “VEF” each refers to the Venezuelan bolívar fuerte; and

•	“Mexican pesos” or “MXN” each refers to the Mexican peso;
On December 31, 2008, the exchange rate between the Argentine peso and the U.S. dollar (as published by Banco Central de la República Argentina, or the Argentine Central Bank), was ARP3.4537=USD1.00; the noon buying rate for the Venezuelan bolívar fuerte as certified for customs purposes by the Federal Reserve Bank of New York was VEB2.1446=USD 1.00; and the noon buying rate for the Mexican peso as published by the Federal Reserve Bank of New York was MXN13.8320=USD1.00. Those rates may differ from the actual rates used in preparation of the Company’s consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into any of these currencies.
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
Our Internet Site is Not Part of this Annual Report
We maintain an Internet site at www.ternium.com. Information contained in or otherwise accessible through this website is not a part of this annual report. All references in this annual report to this Internet site are inactive textual references to this URL, or “uniform resource locator” and are for your informational reference only. We assume no responsibility for the information contained on this site.

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
We use words such as “aim,” “will likely result,” “will continue,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors, which could cause actual results to differ materially from those described in the forward-looking statements, include the risks related to our business discussed under Item 3. “Key Information—D. Risk Factors”, among them, the following:
•	the impact of the global economic crisis currently underway;

•	uncertainties about the degree of growth in the number of consumers in the markets in which Ternium operates and sells its products;

•	changes in the pricing environments in the countries in which Ternium operates;

•	the impact in the markets in which Ternium operates of existing and new competitors, including competitors that offer less expensive products and services, desirable or innovative products, or have extensive resources or better financing, and whose presence may affect Ternium’s customer mix, revenues and profitability;

•	increases in the prices of raw materials, other supplies or energy or difficulties in acquiring raw materials or other supplies or energy supply cut-offs;

•	the policies of, and the economic, political and social conditions in, the countries in which Ternium operates or other countries which have an impact on Ternium’s business activities or investments;

•	inflation or deflation and foreign exchange rates in the countries in which Ternium operates;

•	volatility in interest rates;

•	the performance of the financial markets globally and in the countries in which Ternium operates;

•	changes in domestic and foreign laws, regulations and taxes;

•	regional or general changes in asset valuations;

•	our ability to successfully implement our business strategy or to grow through acquisitions, greenfield projects, joint ventures and other investments; and

•	other factors or trends affecting the flat and long steel industry generally and our financial condition in particular.
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
The selected consolidated financial data (or selected combined consolidated financial data, as applicable) set forth below have been derived from our audited consolidated financial statements (or combined consolidated financial statements, as applicable) for each of the years and at the dates indicated. Our consolidated financial statements were prepared in accordance with IFRS, as issued by IASB, and were audited by Price Waterhouse & Co. S.R.L., Argentina, an independent registered public accounting firm that is a member firm of PricewaterhouseCoopers.
The audited consolidated financial statements of Ternium as of December 31, 2007, and for the years ended December 31, 2007 and 2006, and the audited consolidated financial data of Ternium as of December 31, 2007, 2006 and 2005, and for the years then ended, included in this annual report, vary significantly from the results and other financial data shown in the financial statements and financial data included in prior annual reports as a result of the de-consolidation of Sidor as from April 1, 2008. As from that date, Ternium ceased consolidating Sidor’s results and other financial data and classified its investment in Sidor as an available-for-sale financial asset, with Sidor’s results and cash flows during each period prior to April 1, 2008 being presented as discontinued operations. For more information on the Sidor nationalization process and its accounting treatment, see note 29 to our audited consolidated financial statements included elsewhere in this annual report and Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”
Ternium obtained control over Grupo Imsa (as defined below) on July 26, 2007. The audited consolidated financial statements of Ternium as of December 31, 2008, and for the year then ended, included in this annual report consolidate the results and other financial data of Grupo Imsa for the entire year, and the audited consolidated financial statements of Ternium as of December 31, 2007, and for the year then ended, included in this annual report consolidate the results and other financial data of Grupo Imsa beginning July 26, 2007. Accordingly, Ternium’s results and other financial data for the year ended December 31, 2008 varied significantly from the results and other financial data for the year ended December 31, 2007, and the results and other financial data of each such year varied significantly from the results and other financial data for the years ended December 31, 2006, 2005 and 2004.
Ternium acquired Hylsamex (as defined below) on August 22, 2005. The audited consolidated financial statements of Ternium as of December 31, 2008 and 2007, and for the years ended December 31, 2008, 2007 and 2006, included in this annual report consolidate the results and other financial data of Hylsamex for such years, and the audited consolidated financial data of Ternium as of December 31, 2005, and for the year then ended, included in this annual report consolidate the results and other financial data of Hylsamex beginning August 22, 2005. Accordingly, Ternium’s results and other financial data for the years ended December 31, 2008, 2007 and 2006 varied significantly from the results and other financial data for the year ended December 31, 2005, and the results and other financial data of each such year varied significantly from the results and other financial data for the year ended December 31, 2004.
The audited combined consolidated financial data of Ternium as of December 31, 2004 and for the year then ended combine and consolidate the results and other financial data of each of Siderar, Ylopa and Ternium Internacional, and recognize the investment in Amazonia (which at that time consolidated Sidor) under the equity method, as of each such dates and for each of the years then ended, on the basis that such companies were under the common control of San Faustín as of each such dates and for each such years. The effect of this presentation is to show the combined historical results, financial condition and other data of the flat and long manufacturing, processing and distribution businesses of various companies under the common control of San Faustín as though these companies had been our subsidiaries at the dates and during the years presented.
For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, see “Presentation of Certain Financial and Other Information—Accounting Principles” and “Currencies.”

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	2008	2007(2)	2006(2)	2005(1) (2)	2004(1) (2)
Selected consolidated income statement data

Continuing operations
Net sales	8,464,885	5,633,366	4,484,918	2,690,450	1,615,181
Cost of sales	(6,128,027)	(4,287,671)	(3,107,629)	(1,787,848)	(965,004)

Gross profit	2,336,858	1,345,695	1,377,289	902,602	650,177
Selling, general and administrative expenses	(669,473)	(517,433)	(370,727)	(243,993)	(132,882)
Other operating income (expenses), net	8,662	8,514	(4,739)	(57,338)	(3,124)

Operating income	1,676,047	836,776	1,001,823	601,271	514,171

Interest expense	(136,111)	(133,109)	(96,814)	(60,686)	(18,257)
Interest income	32,178	41,613	33,903	17,786	8,911
Other financial income (expenses), net	(693,192)	(38,498)	(40,432)	33,514	211,635
Equity in earnings (losses) of associated companies	1,851	434	671	153	209,201

Income before income tax expense	880,773	707,216	899,151	592,038	925,661
Income tax (expense) benefit
Current and deferred income tax expense	(258,969)	(297,838)	(353,044)	(233,113)	(177,486)
Reversal of deferred statutory profit sharing	96,265	—	—	—	—

Income from continuing operations	718,069	415,871	546,107	358,925	748,175
Discontinued operations
Income from discontinued operations	157,095	579,925	444,468	715,900	—

Net income for the year(3)	875,164	995,796	990,575	1,074,825	748,175

Attributable to:
Equity holders of the Company	715,418	784,490	795,424	706,418	457,339
Minority interest	159,746	211,306	195,151	368,407	290,836

	875,164	995,796	990,575	1,074,825	748,175

Depreciation and amortization	413,541	355,271	251,371	160,145	99,192
Weighted average number of shares outstanding(4)	2,004,743,442	2,004,743,442	1,936,833,060	1,209,476,609	1,168,943,632

Basic earnings per share for profit attributable to the equity holders of the Company (4)	0.36	0.39	0.41	0.58	0.39
Diluted earnings per share for profit attributable to the equity holders of the Company	0.36	0.39	0.41	0.54	0.39
Dividends per share declared	—	0.05	0.05	—	—
Income from continuing operations per share (3)	0.36	0.21	0.28	0.30	0.39

(1)	Combined consolidated financial information on the basis of common control. See note 2 to our audited consolidated financial statements.

(2)	Certain comparative amounts for 2007, 2006, 2005 and 2004 have been reclassified to conform to changes in presentation in the current period.

(3)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement not exclude minority interest. Earnings per share and Income from continuing operations per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.

(4)	In October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.6 million, represented by 1,396,551,886 shares of USD1.00 nominal value each. Pursuant to provisions contained in certain subordinated convertible loan agreements, on February 6, 2006, the Company exchanged such subordinated convertible loans (including interest accrued thereon through January 31, 2006) for Company shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares to a wholly-owned subsidiary of San Faustin on February 9, 2006. As provided in a certain corporate reorganization agreement, on February 9, 2006, after the settlement of the Company’s initial public offering, a wholly-owned subsidiary of San Faustín contributed all of its assets and liabilities to the Company in exchange for 959,482,775 newly-issued shares of the Company, which contribution included, among other items, the San Faustin subsidiary’s right to receive 302,962,261 new shares of the Company in connection with the conversion of the subordinated convertible loans described above, and 374,272,579 existing shares of the Company then held by such San Faustin subsidiary that were cancelled upon receipt by the Company. In connection with the over-allotment described in note 1 to our audited consolidated financial statements, on March 1, 2006, the Company issued 22,981,360 new shares. Upon consummation of the transactions discussed above, as of December 31, 2006, the capital of the Company was increased to USD2,004.7 million, represented by 2,004,743,442 shares, each having a nominal value of USD1.00. Ternium’s combined earnings per share for the year ended December 31, 2004 have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in such year. For fiscal years 2008, 2007, 2006 and 2005, the weighted average of shares outstanding totaled 2,004,743,442, 2,004,743,442, 1,936,833,060 and 1,209,476,609 shares, respectively.

(5)	Diluted earnings per share have been calculated giving effect to the conversion of certain subordinated convertible loans. See note 1 to our audited consolidated financial statements.

In thousands of U.S. dollars	At December 31,
(except number of shares and per share data)	2008	2007(2)	2006(2)	2005(1) (2)	2004(1) (2)
Selected consolidated balance sheet data

Non-current assets	5,491,408	8,553,123	6,029,383	6,029,823	1,728,410
Property, plant and equipment, net	4,212,313	6,776,630	5,335,030	5,377,831	1,244,691
Other non-current assets(3)	1,279,095	1,776,493	694,353	651,992	483,719
Current assets	5,179,839	5,095,959	2,628,870	2,518,958	918,220
Cash and cash equivalents	1,065,552	1,125,830	643,291	765,506	194,875
Other current assets	4,108,954	3,200,987	1,978,537	1,750,292	723,345
Non-current assets classified as held for sale	5,333	769,142	7,042	3,160	—

Total assets	10,671,247	13,649,082	8,658,253	8,548,781	2,646,630

Capital and reserves attributable to the Company’s equity holders(4)	4,597,370	4,452,680	3,757,558	1,842,454	1,026,725
Minority interest	964,094	1,805,243	1,626,119	1,633,881	745,126

Non-current liabilities	3,374,964	5,401,549	1,867,892	3,683,755	359,510

Borrowings	2,325,867	3,676,072	546,601	2,396,807	1,008
Deferred income tax	810,160	1,327,768	982,091	1,047,038	337,473
Other non-current liabilities	238,937	397,709	339,200	239,910	21,029

Current liabilities	1,734,819	1,989,610	1,406,684	1,388,691	515,269

Borrowings	941,460	406,239	507,241	510,820	121,998
Other current liabilities	793,359	1,369,608	899,443	877,871	393,271
Liabilities directly associated with non-current assets classified as held for sale	—	213,763	—	—	—

Total liabilities	5,109,783	7,391,159	3,274,576	5,072,446	874,779
Total equity and liabilities	10,671,247	13,649,082	8,658,253	8,548,781	2,646,630

Number of shares outstanding(5)	2,004,743,442	2,004,743,442	2,004,743,442	1,396,551,886	1,168,943,632

(1)	Combined consolidated financial information on the basis of common control. See note 2 to our audited consolidated financial statements.

(2)	Certain comparative amounts for 2007, 2006, 2005 and 2004 have been reclassified to conform to changes in presentation in the current period.

(3)	As of December 31, 2008, 2007, 2006 and 2005, includes goodwill related to the acquisition of our Mexican subsidiaries for a total amount of USD683.7, USD850.7, USD397.9 million and USD399.7 million, respectively. See note 3 to our audited consolidated financial statements.

(4)	The Company’s common stock as of December 31, 2008, 2007, 2006, 2005, and 2004 was represented by 2,004,743,442, 2,004,743,442, 2,004,743,442, 1,396,551,886 and 1,168,943,632, par value USD1.00 per share, for a total amount of USD2,004.7 million, USD2,004.7 million, USD2,004.7 million, USD1,396.6 million and USD1,168.9 million.

(5)	As described in note 28 to our audited consolidated financial statements, after the completion of the Company’s initial public offering, the conversion of certain subordinated convertible loans, the exercise of the over-allotment option granted to the underwriters of the initial public offering and the consummation of the transactions contemplated in a corporate reorganization agreement, 2,004,734,442 shares were outstanding. In October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.6 million, represented by 1,396,551,886 shares of USD1.00 nominal value per share. Pursuant to provisions contained in certain subordinated convertible loan agreements, on February 6, 2006, the Company exchanged such subordinated convertible loans (including interest accrued thereon through January 31, 2006) for Company shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares to a wholly-owned subsidiary of San Faustin on February 9, 2006. As provided in the corporate reorganization agreement, on February 9, 2006, after the settlement of the Company’s initial public offering, a wholly-owned subsidiary of San Faustín contributed all of its assets and liabilities to the Company in exchange for 959,482,775 newly-issued shares of the Company, wich contribution included, among other items, the San Faustin subsidiary’s right to receive 302,962,261 new shares of the Company in connection with the conversion of the subordinated convertible loans described above, and 374,272,579 existing shares of the Company then held by such San Faustin subsidiary that were cancelled upon receipt by the Company. In connection with the over-allotment described in note 1 to our audited consolidated financial statements, on March 1, 2006, the Company issued 22,981,360 new shares. Upon consummation of the transactions discussed above, as of December 31, 2006, the capital was increased to USD2,004.7 million, represented by 2,004,743,442 shares, each having a nominal value of USD1.00.

B.	Capitalization and Indebtedness
Not applicable.
C.	Reasons for the Offer and Use of Proceeds
Not applicable.
D.	Risk Factors
You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations, which could in turn affect the price of the Company’s shares and ADSs.
Risks Relating to the Steel Industry
The downturn in the global economy that accelerated during the second half of 2008 has caused a sharp reduction in worldwide demand for steel, and a protracted global recession or a depression would have a material adverse effect on the steel industry and Ternium.
Ternum’s activities and results are affected by international economic conditions, as well as by national and regional economic conditions in the markets where Ternium operates and/or sells its products. Starting in September 2008, a steep downturn in the global economy, sparked by uncertainty in credit markets and deteriorating consumer confidence, has sharply reduced demand for steel products. This has had, and continues to have, a pronounced negative effect on Ternium’s business and results of operations.
If global macroeconomic conditions continue to deteriorate, the outlook of steel producers will worsen further. In particular, a significant and prolonged recession or depression in the United States and Europe, or significantly slower growth or the spread of recessionary conditions to emerging economies that are substantial consumers of steel (such as China, Brazil, Russia and India, as well as emerging Asian markets, the Middle East and the Commonwealth of Independent States (“CIS”) regions) would exact a heavy toll on the steel industry. Continued financial weakness among substantial consumers of steel products, such as the automotive industry and the construction industry, or the bankruptcy of any large companies in such industries, would exacerbate the negative trend in market conditions.
Protracted declines in steel consumption caused by poor economic conditions in one or more of our major markets or by the deterioration of the financial condition of our customers would have a material adverse effect on the demand for our products and on our results. Ternium has announced and is implementing a number of measures in response to the market downturn and the worldwide collapse in the demand for steel products, which measures include the postponement of target completion dates for previously announced investments and projects, temporary cuts in steel production to accelerate inventory reduction, and other measures aimed at reducing costs and improving productivity. These initiatives may not prove sufficient—in terms of cost-reduction or in realigning Ternium’s production levels with reduced demand—to maintain Terium’s profitability going forward.
A protracted fall in steel prices would have a material adverse effect on the results of Ternium, as could price volatility.
Steel prices are volatile and are sensitive to trends in cyclical industries, such as the automotive, construction, appliance and machinery industries, which are the significant markets for Ternium’s products. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. After rising during 2007 and through the boreal summer of 2008, steel prices in global markets fell sharply beginning in the late boreal summer of 2008 as a result of collapsing demand and the resulting excess supply in the industry. The fall in prices during this period adversely affected the results of steel producers generally, including Ternium, as a result of lower revenues and writedowns of finished steel products and raw material inventories. For example, in the second half of 2008, Ternium wrote down inventories in an amount of USD200 million, and in the first quarter of 2009, it recorded an additional USD123.1 million inventory writedown. Although prices are expected to stabilize at some point, the timing and extent of price recovery or return to prior levels cannot be predicted. An eventual rebound in steel prices will likely depend on a broad recovery from the current global economic downturn, although the length and nature of business cycles affecting the steel industry have historically been unpredictable.

In addition, the steel industry is highly competitive with respect to price, product quality, customer service and technological advances, and competition has frequently limited the ability of steel producers to raise the price of finished products to recover higher raw material and energy costs. Moreover, in some cases, the governments of some countries are reluctant to accept price increases of products which are used as raw materials for the manufacture of other goods, as such increases could ultimately impact the inflation rate and in the prices paid by end consumers of those goods (e.g., tinplate for cans); in some other cases, governments restrict the ability of companies to pass on to the domestic markets any increases in international prices. Accordingly, any increased purchase costs of raw materials and energy might not be recoverable through increased product prices.
A protracted downturn in steel prices would materially and adversely affect Ternium’s revenues and profitability.
Excess capacity, resulting in part from expanded production in China and other developing economies in recent years, may hamper the steel industry’s recovery and prolong the downward cycle.
In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. As demand for steel has surged in China, India, the CIS and other emerging markets, steel production capacity in these markets has also surged, and China is now the largest worldwide steel producing country by a significant margin. In 2006, China became a net exporter of steel, exerting downward pressure on steel prices in the European and U.S. markets in that year, though its exports then slowed in 2007. In the second half of 2008, capacity expansion in the Chinese mills slowed and capacity utilization rates declined, resulting in decreased exports.
Historically, the steel industry has suffered from substantial over-capacity. Currently, as the economic crisis widens, there are signs of excess capacity in all steel markets, which is impacting steel prices across all of our markets. Accordingly, it is possible in the context of the current downturn that the industry’s excess capacity will result in an extended period of depressed prices and industry weakness.
Ternium has already made significant production cuts in response to the current economic crisis, as have other steel producers. Ternium also expects that consolidation in the steel sector in recent years should, as a general matter, help producers maintain a more consistent performance through the down cycle by preventing investment overlaps and increasing producers’ efficiency, economies of scale and bargaining power with customers and suppliers. These actions and trends, however, may not suffice to address the adverse consequences of an extended over-capacity scenario.
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
Like other manufacturers of steel-related products, Ternium’s operations require substantial amounts of raw materials and energy from domestic and foreign suppliers. In particular, the Ternium companies consume large quantities of iron ore, scrap, ferroalloys, electricity, coal, natural gas, oxygen and other gases in operating their blast and electric furnaces. In addition, Ternium is a large consumer of slabs, hot and cold rolled steel, and semi-finished steel forms that are used as inputs in the production process. Also, the availability and price of a significant portion of the raw materials and energy Ternium requires are subject to market conditions and government regulation affecting supply and demand. For example, shortages of natural gas in Argentina and the consequent supply restrictions imposed by the government could lead to higher costs of production and eventually to production cutbacks at Ternium’s facilities in Argentina. See “—Risks Relating to the Countries in Which We Operate—Argentina—Restrictions on the supply of energy to Ternium’s operations in Argentina could curtail Ternium’s production and negatively impact Ternium’s results of operations.” In the past, Ternium has been able to procure sufficient supplies of raw materials and energy inputs to meet its production needs; however, it could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of principal inputs to the Ternium companies (including as a result of strikes, lockouts or other problems) would result in lost sales and would have a material adverse effect on Ternium’s business. For example, during 2007 Companhia Vale do Rio Doce (“CVRD”), our main supplier of iron ore, was unable to provide us with the quantities of iron ore required for our Argentine operations; in addition, there was limited transportation capacity from Brazil to Argentina through the Paraguay and Parana rivers. For further information related to raw materials and energy requirements, Item 4. “Information on the Company—B. Business Overview—Raw Materials and Energy.”
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
The market for Ternium’s steel products is highly competitive, particularly with respect to price, quality and service. In both the global and regional markets, Ternium competes against other global and local producers of flat and long steel products, which in some cases have greater financial and operating resources. Competition from global and regional steel manufacturers with expanded production capacity such as Arcelor Mittal and new market entrants, especially from China and the CIS, could result in significant price competition, declining margins and reductions in sales volumes and revenues.
Ternium’s larger competitors could use their resources against Ternium in a variety of ways, including by making additional acquisitions, implementing modernization programs, expanding their production capacity, investing more aggressively in product development, and displacing demand for Ternium’s products in certain markets. To the extent that these producers become more efficient, Ternium could confront stronger competition and could fail to preserve its current share of the relevant geographic or product markets. In addition, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and smaller competitors in the steel market today could become larger competitors in the future. For example, in June 2006, Mittal Steel and Arcelor merged to create the world’s largest steel company, Arcelor Mittal; in April 2007, Tata Steel completed the acquisition of Corus; and in July 2007, Gerdau acquired Chaparral Steel. Regional players in Ternium’s markets have also experienced consolidation through acquisitions; for example, Siderperu was acquired by Gerdau in 2006, Sicartsa of Mexico was acquired by Arcelor Mittal in December 2006 and Aceria Paz del Rio of Colombia was acquired by Votorantim in March 2007. For further information please see Item 4. “Information on the Company—B. Business Overview—Competition.”
Moreover, competition from alternative materials (including plastic, aluminum, ceramics, glass, wood and concrete) could adversely affect the demand for, and consequently the market prices of, certain steel products and, accordingly, could affect Ternium’s sales volumes and revenues.
Competition in the global and regional markets could also be affected by antidumping and countervailing duties imposed on some producers in major steel markets and by the removal of barriers to imported products in those countries where the Ternium companies direct their sales. For further information please refer to Item 4. “Information on the Company—Regulation—Trade regulations.”

Risks Relating to our Business
Following the completion of the Sidor nationalization process, Ternium is exposed to credit concentration risk with Venezuela.
On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to Corporación Venezolana de Guayana, or CVG, a Venezuelan state-owned entity. The Company agreed to receive an aggregate amount of US$1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid US$400 million in cash on that date. The balance was divided in two tranches: the first tranche, of US$945 million, will be paid in six equal quarterly installments (the first such installment being due on August 7, 2009), while the second tranche will be paid at maturity in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. For more information on the Sidor nationalization process, see note 29 to our audited consolidated financial statements included elsewhere in this annual report and Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.” These receivables are unsecured. Accordingly, we have significant credit concentration risk related to these receivables with Venezuela.
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
A key element of Ternium’s business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of this growth strategy, Ternium has acquired interests in various companies, including Hylsamex, one of the main steel producers in Mexico; and Grupo Imsa, another leading producer with operations in Mexico, the United States and Guatemala.
We will continue to consider other capital investments, strategic acquisitions, greenfield projects and alliances from time to time. However, any such project will depend upon market and financing conditions. We must necessarily base any assessment of potential capital investments, acquisitions, greenfield projects and alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our recent and future acquisitions, investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. Furthermore, we may fail to find suitable acquisition targets or fail to consummate our acquisitions under favorable conditions, or could be unable to successfully integrate any acquired businesses into our operations. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions.
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
In accordance with IFRS, management must test all of Ternium’s goodwill, intangible assets with an indefinite useful life and intangible assets not yet available for use annually for impairment, or more frequently if there are indicators of impairment, and recognize a non-cash charge in an amount equal to the impairment. We recorded goodwill in connection with the acquisition of our Mexican subsidiaries, the balance of which, as of December 31, 2008, amounted to USD683.7 million. If Ternium’s management were to determine in the future that the goodwill from the acquisition of our Mexican subsidiaries was impaired, Ternium would be required to recognize a non-cash charge to write down the value of this goodwill, which would adversely affect Ternium’s financial condition and results of operations.
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
In Argentina, in early 2009, following a decrease in the level of activity since the last quarter of 2008 due to the global economic downturn, Siderar downsized contractor and subcontractor activities and temporary personnel, triggering adverse reactions from the construction workers’ union and the steelworkers’ union. More recently, negotiations between Siderar and the steelworkers’ union regarding the annual bonuses related to results have been in progress for over three months, and the unions have called for work stoppages and other measures. For more information on the collective bargaining agreement applicable to most of Siderar’s employees in Argentina, see Item 6. “Directors, Senior Management and Employees—D. Employees—Argentina.” In Mexico, even though the various measures that Ternium’s Mexican subsidiaries have taken in order to become more competitive have not resulted in significant labor unrest thus far, Ternium could suffer plant stoppages or strikes as a result of future workforce reductions in connection with its productivity improvement and cost reduction plans. Ternium may not be able to maintain a satisfactory relationship with its employees, and any future stoppage, strike, disruption of operations or new collective bargaining agreements could result in lost sales and could increase Ternium’s costs. For more information on labor relations, see Item 6. “Directors, Senior Management and Employees—D. Employees.”
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
The global economic downturn may affect our ability to comply with some covenants under our principal financing facility, triggering a need to modify or replace our loan agreements on less favorable terms.
As of March 31, 2009, our outstanding debt balances totaled USD2.94 billion, consisting of USD863 million of short-term indebtedness (including the current portion of long-term debt) and USD2.07 billion of long-term indebtedness. The main covenants in our principal financing facility are limitations on liens and encumbrances, limitations on the sale or other dispositions of certain material assets, and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). As of December 31, 2008, we were in compliance with all covenants under our loan agreements. The current global recession and the resulting decline in the demand for steel and steel products, coupled with fluctuations in foreign currency exchange rates and other regulatory, business, economic and other factors (some of which are at least partially outside of our control), may affect our ability to comply with some covenants in the future, mainly due to their impact on our earnings. Such circumstances could trigger a need to modify or replace those loan agreements on less favorable terms, which could adversely affect our flexibility, cash flow and results. There can be no assurance that we would be able to modify or replace those loan agreements on satisfactory terms or at all. If we were unable to accomplish those actions, our loan agreements could become immediately due and payable.

A significant rise in interest rates or any limitation in the Ternium companies’ ability to hedge against interest rate fluctuations and other financial risks could adversely affect Ternium’s business and results.
Changes in interest rates affect the amount of Ternium’s interest payments as well as the value of its fixed rate debt. Most of Ternium’s long-term borrowings are at variable rates, and accordingly, Ternium is exposed to the risk of increased interest expense in the event of a significant rise in interest rates. As of March 31, 2009, Ternium’s total indebtedness was USD2.94 billion and, as stated above, most of it has variable rates.
In addition, a substantial rise in interest rates in developed economies such as the United States of America could adversely affect the economies in the countries where Ternium conducts its operations and markets its products.
In the ordinary course of business, the Ternium companies from time to time enter into interest rate derivatives agreements to manage their exposure to interest rate changes. Future regulatory or financial restrictions in the countries where Ternium operates may affect its ability to mitigate its exposure to interest rate fluctuations and other financial risks, and thus cause an adverse impact on Ternium’s results of operations and financial condition.
Changes in exchange rates or any limitation in the Ternium companies’ ability to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.
The operations of the Ternium companies expose them to the effects of changes in foreign currency and exchange rates. Most of Ternium’s business is carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact the Ternium companies’ results and net worth as reported in their income statements and balance sheets in the form of both translation risk and transaction risk.
In the ordinary course of business, the Ternium companies from time to time enter into exchange rate derivatives agreements to manage their exposure to exchange rate changes. Future regulatory or financial restrictions in the countries where Ternium operates may affect its ability to mitigate its exposure to exchange rate fluctuations, and thus cause an adverse impact on Ternium’s results of operations and financial condition.
Risks Relating to our Mining Activities
Iron ore is one of the principal raw materials used by Ternium’s operating subsidiaries. Ternium has equity interests in two iron ore mining companies in Mexico: a 100% interest in Las Encinas and a 50% interest in Peña Colorada, which operates Mexico’s largest iron ore mine. In addition, Ternium may expand its mining activities if and when market conditions show signs of improvement. Our present and future mining activities are or would be subject to particular risks, as follows:
Our mining activities depend on governmental concessions and on our ability to reach and maintain lease agreements (or other agreements for the use of land) with the owner of the real estate where the mines are located.
Our mining activities are subject to specific regulations and depend on concessions and authorizations granted by governmental authorities. Amendments to applicable law and regulations may change the terms pursuant to which we are required to pursue our exploration, mining and mineral processing activities. Such amendments may require modifications to the processes and technologies used in our mining activities, leading to unexpected capital expenditures. If the relevant government authority determines that we are not in compliance with our obligations as concessionaires, it may terminate our concession. Furthermore, in order to explore or exploit mines it is necessary to obtain the right to occupy and use the land where the mines are situated. Even though government regulations frequently establish provisions intended to facilitate the establishment of such rights, in some cases it may be difficult to reach and maintain agreements with the owners or such agreements may be excessively onerous. If we are unable to establish use and occupancy rights, our mining activities may be seriously compromised.

Our exploration activities are subject to uncertainties as to the result of such exploration; even if the exploration activities lead to the discovery of mineral deposits, the effective exploitation of such deposits remains subject to several risks.
Exploration activities are highly speculative, involve substantial risks and may be unproductive. We may incur in substantial costs for exploration which do not yield the expected results. The failure to find sufficient and adequate reserves could adversely affect our business. In addition, even if mineral deposits are discovered, our ability to pursue exploitation activities may be delayed for a long time during which market conditions may vary. Significant resources and time needed to be invested in order to establish mineral resources through exploration, define the appropriate processes that shall be undertaken, obtain environmental licenses, concessions and other permits, build the necessary facilities and infrastructure for greenfield properties and obtain the ore or extract the metals from the ore. If a project does not turn out to be economically feasible by the time we are able to exploit it, we may incur in substantial write-offs.
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
Risks Relating to the Structure of the Company
As a holding company, the Company’s ability to pay cash dividends depends on the results of operations and financial condition of its subsidiaries and could be restricted by legal, contractual or other limitations.
The Company conducts all of its operations through subsidiaries. Dividends or other intercompany transfers of funds from those subsidiaries are the Company’s primary source of funds to pay its expenses, debt service and dividends and to repurchase shares or ADSs. The Company does not and will not conduct operations at the holding company level.
The ability of the Company’s subsidiaries to pay dividends and make other payments to the Company will depend on their results of operations and financial condition and could be restricted by, among other things, applicable corporate and other laws and regulations, including those imposing foreign exchange controls, and agreements and commitments of such subsidiaries. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends. In addition, the Company’s ability to pay dividends is subject to legal and other requirements and restrictions in effect at the holding company level. For example, the Company may only pay dividends out of net profits, retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg laws and regulations.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.
As of May 29, 2009, San Faustín beneficially owned 60.64% and Tenaris, which is also controlled by San Faustín, held 11.46% of our outstanding voting stock. Rocca & Partners controls a significant portion of the voting power of San Faustín and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustín. As a result, Rocca & Partners is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, our controlling shareholder may cause our board of directors to approve an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “—Risk Factors—Risks Relating to our ADSs—Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.”
Remaining minority interests in Siderar could delay or impede our ability to complete our strategy.
We do not own one hundred percent of the interests in certain of our subsidiaries. As of March 31, 2009, approximately 25.97% of Siderar was held by the Administración Nacional de la Seguridad Social (“ANSeS”), Argentina’s governmental social security agency, approximately 8.78% was publicly held, and approximately 4.31% was held by certain Siderar employees. ANSeS became a shareholder of Siderar in the last quarter of 2008 as a result of the nationalization of Argentina’s private pension system, which caused assets under administration of Argentina’s private pension funds—including significant interests in publicly traded companies, such as Siderar, held by such funds—to be transferred to ANSeS.
The existence of a minority interest in Siderar could prevent Ternium from taking actions that, while beneficial to the Company, might not be beneficial to Siderar considered separately. As a result, we could be delayed or impeded in the full implementation of our strategy or the maximization of Ternium’s competitive strengths.
The Company’s tax-exempt status will terminate on December 31, 2010. If we are unable to mitigate the consequences of the termination of the preferential tax regime applicable to the Company, in the future we may be subject to a higher tax burden and holders of our shares or ADSs may be subject to tax withholdings.
The Company was established as a société anonyme holding under Luxembourg’s 1929 holding company regime and the “billionaire” provisions relating thereto. 1929 holding companies are exempt from Luxembourg corporate income tax over income derived from low tax jurisdictions and withholding tax over dividends distributions to holders of our shares and ADSs. Following a decision by the European Commission, the Grand-Duchy of Luxembourg terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly-listed companies —including the Company— are entitled to continue benefiting from their current tax regime until December 31, 2010. If we are unable to mitigate the consequences of the termination of the preferential tax regime, in the future we may be subject to a higher tax burden and holders of our shares or ADSs may be subject to tax withholdings.
Risks Relating to the Countries in Which We Operate
Negative economic, political and regulatory developments in certain markets where Ternium has a significant portion of its operations and assets could hurt Ternium’s financial condition, revenues and sales volume and disrupt its manufacturing operations, thereby adversely affecting its results of operations and financial condition.
The results of Ternium’s operations are subject to the risks of doing business in emerging markets, principally in Argentina and Mexico, and have been, and could in the future be, affected from time to time to varying degrees by political developments, events, laws and regulations, such as forced divestiture of assets; restrictions on production, imports and exports; interruptions to essential energy inputs; exchange and/or transfer restrictions; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of company facilities; direct and indirect price controls; tax increases; changes in interpretation or application of tax laws and other retroactive tax claims or challenges; expropriation of property; changes in laws or regulations; cancellation of contract rights; delays or denial of governmental approvals; and environmental regulations. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected country. For example, in April 2008, the Venezuelan government announced its intention to nationalize Sidor. For more information on the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”

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
Our business and results of operations in Argentina have closely followed macroeconomic conditions. Domestic sales of our Argentine subsidiary were severely affected by Argentina’s recession during 2001 and 2002. The domestic economic recovery over the 2003 — 2008 period, with sustained growth in industrial activity, agriculture, construction and a significant improvement in the automobile industry, increased our Argentine domestic sales. During the last quarter of 2008, however, the downturn in the global economy reached the Argentine economy and had a significant adverse impact on the sales of our Argentine subsidiary in its domestic market.
The Argentine economy is currently facing significant challenges. As further discussed below, inflation increased significantly since 2005, and the economy has been affected by supply constraints. Capital investment in general has lagged due to political uncertainties and governmental actions, including price controls, export taxes, the nationalization of Argentina’s private pension system and other measures limiting the conduct of business in the private sector. Declining capital investment may affect growth and, accordingly, cause the demand for our local subsidiary’s products in the domestic market to drop. While the Argentine government has announced a number of measures with the purpose of softening the downturn’s impact on the economy’s activity level while maintaining the employment level, Argentina’s economy may suffer if such measures are not successfully implemented or otherwise fail to attain their stated objectives. In addition, if the current economic downturn continues, Argentina’s lack of financing alternatives could significantly impair the country’s ability to sustain the economy’s activity level, foster economic growth and/or avert a new sovereign default.
Economic conditions in Argentina have deteriorated rapidly in the past and may deteriorate rapidly in the future. The Argentine economy may not continue to grow and economic instability may return. Our business and operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina or by the Argentine government’s policy response to such conditions.
Inflation may escalate and undermine economic growth in Argentina, thereby adversely affecting our results of operations and financial position.
In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. During 2002, the Argentine Consumer Price Index (“CPI”) increased by 41%, and the Wholesale Price Index (“WPI”) increased by 118.2%. According to official inflation data published by the Instituto Nacional de Estadística y Censos (“INDEC”), Argentina’s national statistics institute, inflation slowed in 2003, with a 3.7% increase in the CPI and a 2% increase in the WPI. Beginning in 2004, both indexes began showing significant year-over-year increases in local prices, signaling a trend characteristic of an inflationary economy. According to the INDEC, CPI increased by 6.1% in 2004, 12.3% in 2005, 9.8% in 2006, 8.5% in 2007 and 7.2% in 2008, whereas WPI went up by 7.9% in 2004, 10.6% in 2005, 7.1% in 2006, 14.4% in 2007 and 9.4% in 2008. As noted above, Argentina’s inflation indicators have been subject to changes in calculation in recent years and may not be consistent with the past or may not adequately reflect increases in cost. Moreover, since such changes were implemented, the official inflation figures published by the INDEC have been disputed by independent economists.

In the absence of a corresponding increase in prices received by our Argentine subsidiary from the sale of their products, sustained inflation in Argentina would negatively impact its results of operations and financial position. In addition, a return to a high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by an Argentine peso devaluation, while also negatively affecting the economy’s activity and employment levels. Uncertainty about future inflation may contribute to slow the economic activity level by reducing the economy’s growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of our Argentine subsidiary could be affected by inflation in the future.
Measures implemented by the Argentine government could negatively affect the liquidity of the local capital markets, thereby limiting our ability to obtain local financing for our Argentine operations.
On November 20, 2008, Argentina overhauled its social security system, eliminating the dual pension system implemented in 1994 and replacing it by an integrated public pension system administered by the ANSeS. Under the former system, employees could opt to continue making social security contributions to the government-administered pension system or have such contributions deposited in individual, separate accounts managed by private funds known as Administradoras de Fondos de Jubilaciones y Pensiones, or AFJPs. The AFJPs were required to invest such funds in different types of financial instruments, such as government bonds, mutual funds, corporate stocks, and other securities, subject to certain limitations and requirements set forth in applicable regulations. The new law mandated that all funds and investments under the AFJPs’ administration be transferred to the ANSeS for such entity to administer them as a single public pension fund, and ordered that all future social security contributions be made to such public pension fund. The AFJPs had approximately USD23 billion in assets under their administration, and were the largest investors in the country’s capital markets.
The Argentine government’s decision to nationalize the private pension funds has negatively affected the liquidity of the local capital markets, thereby limiting the ability of Argentine companies—including our Argentine subsidiary—to obtain local financing for their operations. Moreover, this measure may discourage future investments in the country, which could have an adverse impact on the economy’s activity level and growth and thus affect our sales and results of operations. We cannot give any assurances that the Argentine government will not take other, similar measures in the future, nor can we predict the impact that any such measures may have on our results of operations or financial condition.
The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent Ternium from paying dividends or other amounts from cash generated by its Argentine operations.
In 2001 and 2002 and until February 7, 2003, the Argentine Central Bank restricted Argentine individuals and corporations from transferring U.S. dollars abroad without its prior approval. In 2003 and 2004, the government reduced some of these restrictions, including those requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Nevertheless, significant government controls and restrictions remain in place. Increasingly during 2008 and into 2009, the Argentine government has been imposing new restrictions on foreign exchange outflows, including through certain transactions on securities traded locally. Recently, the Argentine government has prohibited one regulated company from paying dividends overseas. The existing controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair Ternium’s ability to transfer funds generated by Ternium’s Argentine operations in U.S. dollars outside Argentina to fund the payment of dividends or other amounts and to undertake investments and other activities that require payments in U.S. dollars.
On June 10, 2005, the Argentine government issued Decree No. 616/2005 establishing certain restrictions on capital inflows into Argentina, including by requiring that any principal payment obligation on external financial debt—excluding, subject to compliance with certain requirements, export financings and debt securities publicly traded in Argentina—of Argentine residents (including private Argentine entities) have a maturity of at least 365 days from the date of receipt of the proceeds thereof, and that 30% of the amount of such proceeds be deposited in a non-transferable, non-interest bearing account with an Argentine bank for 365 days. These restrictions could affect Ternium’s ability to finance its investments and operations in Argentina. In addition, our Argentine subsidiary is currently required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into Argentine pesos at the market-based floating exchange rate applicable on the date of repatriation. In October 2008, the time periods for the repatriation of export revenues credited in foreign currency overseas were, in practice, substantially shortened.

The above restrictions and requirements, and any additional restrictions or requirements that may be imposed in the future, expose Ternium to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso. For additional information on current Argentine exchange controls and restrictions, see Item 10. “Additional Information—D. Exchange Controls.”
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
As a result of several years of recession, the forced “pesification” of U.S. dollar-based tariffs into Argentine pesos at a one-to-one exchange rate and the subsequent freeze of gas and electricity tariffs, there has been a lack of investment in gas and electricity supply and transport capacity in Argentina in recent years. Over the course of the last several years, demand for natural gas has increased substantially, driven by a recovery in economic conditions and low prices in comparison with alternative fuel sources. Although the Argentine government is taking a number of measures to alleviate the short-term impact of supply restrictions on residential and industrial users and has taken several measures intended to address the situation in the medium- and long-term, supply restrictions and shortages may continue in the future. Two new power plants became operational during 2008 and are expected to increase system capacity by 8%. These plants are currently still under construction and operating at 50% of their capacity, and are expected to be completed in 2009. If the measures that the Argentine government is taking to alleviate the short-term impact of the crisis prove to be insufficient, or if the investment that is required to increase natural gas generation, energy production and transportation capacity and power generation capacity over the medium and long term fails to materialize on a timely basis, Ternium’s production in Argentina (or that of its main suppliers), could be curtailed, and Ternium’s sales and revenues could decline. Although Ternium is taking measures, such as the purchase of alternative fuels such as fuel oil, to limit the effect of supply restrictions on its operations in Argentina, such efforts may not be sufficient to avoid any impact on Ternium’s production in Argentina (or that of its main suppliers) and Ternium may not be able to similarly limit the effect of future supply restrictions. See “—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials and energy could adversely affect Ternium’s profits” above.
Mexico
Ternium has significant manufacturing operations and assets located in Mexico and a majority of its sales are made in Mexico. Ternium’s main revenues derived from its Mexican operations, therefore, are indirectly related to market conditions in Mexico and to changes in its GDP and per capita disposable income. Ternium’s business could be materially and adversely affected by economic, political and regulatory developments in Mexico.
Economic conditions and government policies in Mexico could negatively impact Ternium’s business and results of operation.
In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States. If problems such as the current deterioration in Mexico’s economic conditions continue, or social instability, political unrest, reduction in government spending or other adverse social developments reemerge in the future, they could lead to continued volatility in the foreign exchange and financial markets, and, depending on their severity and duration, could adversely affect the business, results of operations, financial condition, liquidity or prospects of Ternium. Moreover, adverse economic conditions in Mexico could result in higher interest rates accompanied by reduced opportunities for refunding or refinancing, increased raw materials and operating costs, reduced domestic consumption of Ternium’s products, decreased operating results and delays in capital expenditures dependent on U.S. dollar purchases of equipment.

Further devaluation of the Mexican peso could have a negative impact on Ternium’s results.
Ternium has Mexican peso-denominated revenues from domestic sales in Mexico, which represent a considerable portion of Ternium’s overall revenues. In addition, a significant portion of our Mexican subsidiaries’ costs are denominated in U.S. dollars. As a result, a major portion of Ternium’s income is affected by the fluctuation of the Mexican peso against the U.S. dollar. If the Mexican peso depreciates, as occurred in Mexico during the fourth quarter of 2008 and the beginning of 2009, the results from our Mexican operations, when measured in U.S. dollar terms, will be lower, thus affecting our operating margin and financial condition.
Changes in the Mexican tax system could have an adverse effect on Ternium’s Mexican operations.
On September 14, 2007, the Mexican Congress passed a tax reform act, which created a new flat tax (the “impuesto empresarial a tasa única” or IETU) which, effective January 1, 2008, replaced the Mexican assets tax (the “impuesto al activo” or IMPAC.) The act also established certain temporary and operational limits for the recoverability of assets tax credits. The IETU works as a corporate income tax supplement and is levied on income received. Ternium Mexico consolidates its various subsidiaries for purposes of determination and payment of Mexican corporate income tax. However, consolidation is not permitted for purposes of determination and payment of the new flat tax, nor is it possible to apply corporate income tax credits against IETU liabilities. These changes in the Mexican tax system may affect our Mexican subsidiaries’ tax burden and the application or recoverability of certain of their tax credits. For more information, see note 3 to our audited consolidated financial statements included elsewhere in this annual report.
Certain Regulatory Risks and Litigation Risks
International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.
International trade-related legal actions and restrictions pose a constant risk for Ternium’s international operations and sales throughout the world. Additionally, increased global trade liberalization, with many countries forming free trade blocs or otherwise reducing restrictions on imported goods, including flat steel products, and excess global steel capacity have increased competition in many markets in which Ternium sells flat steel products. Such risks and increased competition are likely to continue into the foreseeable future. Also, since we obtained control over Grupo Imsa we have become a significant consumer of slabs, which we buy from various suppliers in Mexico and overseas. Imports of slabs into Mexico are, subject to certain conditions, brought under lower import duties or through a temporary import regime. Should slabs imports into Mexico grow, we may not be able to make such imports under the lower duty regime, or the Mexican government may increase the applicable duties or impose restrictions in the quantities allowed to be imported.
Increased trade liberalization has reduced certain of Ternium’s imported input costs and increased Ternium’s access to many foreign markets. However, greater trade liberalization in its domestic markets is increasing competition for Ternium in such markets. In recent times, as a consequence of the global downturn, the number of antidumping and countervailing actions limiting trade has increased substantially. Accordingly, producers from certain countries find themselves excluded from certain markets and in need to find alternatives for their excess production. Ternium’s domestic market share could be further eroded in the face of foreign imports if tariffs and other barriers are reduced or eliminated in Ternium’s domestic markets. Ternium’s increased exports to foreign markets where import barriers have been reduced may not completely offset domestic market share losses resulting from increased foreign competition.

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
One significant source of trade restrictions results from countries’ imposition of so-called “antidumping” and “countervailing” duties, as well as “safeguard measures.” These duties can severely limit or altogether impede an exporter’s ability to export to important markets. In several of Ternium’s major export destinations, such as the United States of America or Europe, safeguard duties and other protective measures have been imposed against a broad array of steel imports in certain periods of excess global production capacity, as is currently the case. Furthermore, certain domestic producers have filed antidumping and/or countervailing duty actions against particular steel imports. Some of these actions have led to restrictions on Ternium’s exports of certain types of steel products to some steel markets. As domestic producers’ filing of such actions is largely unpredictable, additional antidumping, countervailing duty or other such import restrictions could be imposed in the future, limiting Ternium’s export sales to and potential growth in those markets. See Item 4. “Information on the Company—B. Business Overview—Regulation—Trade regulations.”
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
Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to Ternium’s operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as announced changes in Ternium’s business plans or those of its competitors could adversely affect the trading price of our ADSs, regardless of the likely outcome of those developments or proceedings. Broad market and industry factors could adversely affect the market price of our ADSs, regardless of its actual operating performance. As an example of this volatility, the price of our ADSs reached USD45.99 on June 6, 2008, before falling to USD4.55 on November 20, 2008, and then recovering to a closing price of USD 17.42 on June 18, 2009.
Furthermore, the trading price of our ADSs could suffer as a result of developments in emerging markets. Although the Company is organized as a Luxembourg corporation, almost all of its assets and operations are located in Latin America. Financial and securities markets for companies with a substantial portion of their assets and operations in Latin America are, to varying degrees, influenced by political, economic and market conditions in emerging market countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Argentina and Mexico.

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
You may encounter difficulties in the exercise of some of your rights as a shareholder if you hold ADSs rather than shares. If we make a distribution in the form of securities, the depositary is allowed, at its discretion, to sell that right to acquire those securities on your behalf and instead distribute the net proceeds to you. Also, under certain circumstances, such as our failure to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary. In the circumstances specified in the deposit agreement, if the depositary does not receive voting instructions from the holder of ADSs or the instructions are not in proper form, then the depositary shall deem such holder to have instructed the depositary to give, and the depositary shall give, a proxy to a person designated by the Company with respect to that amount of shares underlying such ADSs to vote that amount of shares underlying such ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote that amount of shares underlying such ADSs on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADSs.
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
The Company is a corporation organized under the laws of Luxembourg, and most of its assets are located outside of the United States of America. Furthermore, most of the Company’s directors and officers named in this annual report reside outside the United States of America. As a result, investors may not be able to effect service of process within the United States of America upon the Company or its directors or officers or to enforce against the Company or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. Likewise, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against the Company, its directors or its officers. There is also uncertainty with regard to the enforceability of original actions in courts outside the United States of civil liabilities predicated upon the civil liability provisions of U.S. federal securities laws. Furthermore, the enforceability in courts outside the United States of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.
Item 4. Information on the Company
Overview
Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. Ternium has a production capacity of finished steel products of approximately 9.6 million tons per year, and produced nearly 6.4 million tons of crude steel in 2008. The Company believes that it is a low-cost steel producer due to its integrated operations, state-of-the-art steel production facilities, access to diversified sources of raw materials and other production inputs and operating efficiencies.
Ternium produces and distributes a broad range of semi-finished and finished steel products, including value-added steel products such as tinplate, cold rolled coils and sheets, galvanized and electrogalvanized sheets, pre-painted sheets, welded pipes, hot rolled pickled and annealed and tailor-made flat products. Ternium also produces long steel products such as bars and wire rod.
Ternium primarily sells its steel products in the regional markets of North, Central and South America, where its manufacturing facilities are located, allowing it to provide specialized products and delivery services to its clients. We believe that Ternium is the leading supplier of flat steel products in Argentina, a leading supplier of flat steel products in Mexico and a significant competitor in the Mexican market for long steel products, and a competitive player in the international steel market for flat and long steel products. Ternium maintains a presence in Europe through its network of commercial offices, which allows it to reach clients outside its regional markets and place products in case of slower demand in domestic economies, achieve improved effectiveness in the supply of its products and in the procurement of steel for its manufacturig facilities, and maintain a fluid commercial relationship with its clients by providing continuous services and assistance.

In 2008, approximately 61.8% of Ternium’s sales were made to North America, 36.7% to South and Central America, and 1.5% to Europe and other markets. Ternium’s net sales were USD8,464.9 million, gross profit was USD2,336.9 million, and net income attributable to equity holders was USD715.4 million, which amounts reflect the de-consolidation of Sidor since April 1, 2008, and the consolidation of all the other subsidiaries for the full fiscal year.
A.	History and Development of the Company
The Company
Our legal and commercial name is Ternium S.A. The Company was organized as a joint stock corporation (societé anonyme holding) under the laws of the Grand-Duchy of Luxembourg on December 22, 2003. Our registered office is located at 46a, Avenue John F. Kennedy, L-1855 Luxembourg, telephone number +352 2668 31 52. Our agent for U.S. federal securities law purposes is Ternium International U.S.A. Corporation, located at 2200 West Loop South, 8thfloor, Houston, TX 77027, United States of America.
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
As a part of a multiple-step corporate reorganization in 2005, San Faustín reorganized its investments in flat and long steel manufacturing, processing and distribution businesses by contributing its controlling interests in Siderar, Sidor (through Amazonia and Ylopa) and Ternium Internacional to the Company. On August 22, 2005, we acquired, together with Siderar, an indirect 99.3% interest in the Mexican company Hylsamex, S.A. de C.V. (“Hylsamex”) and its subsidiaries and the equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, S.A. de C.V., in Amazonia and Ylopa. We subsequently purchased additional shares of Hylsamex in the open market, subject to applicable law, thereby increasing our and Siderar’s direct and indirect interest in Hylsamex to 99.8%. In 2005, each of Tenaris and Usiminas exchanged its interests in Amazonia, Ylopa and, in the case of Usiminas, Siderar for shares of the Company, and Sivensa exchanged its interest in Amazonia for shares of the Company.
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
On April 29, 2007, the Company entered into an agreement with Grupo Imsa, S.A.B. de C.V. (“Grupo Imsa”), a steel manufacturer with operations in Mexico, the United States and Guatemala, and Grupo Imsa’s controlling shareholders pursuant to which Grupo Imsa came under our control on July 26, 2007. Under the agreement, the Company, through a wholly owned subsidiary, made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa. Pursuant to the tender offer, we acquired 25,133,856 shares representing 9.3% of the issued and outstanding capital of Grupo Imsa. Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital were redeemed for cash pursuant to a capital reduction effected at the same price per share. Accordingly, we now own all of Grupo Imsa’s issued and outstanding share capital.
In 2007, Grupo Imsa was renamed as Ternium Mexico and, effective March 31, 2008, Hylsamex merged with and into Ternium Mexico. In connection with this merger, Siderar became a shareholder of Ternium Mexico with a 28.7% interest.
Sidor Nationalization Process
On March 31, 2008, the Company controlled approximately 59.7% of Sidor, while CVG, and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation.
On May 11, 2008, Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana region in Venezuela (the “Decree”), dated April 30, 2008, was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with Venezuela owning not less than 60% of their share capital. The Decree required the Venezuelan government to create two committees: a transition committee to be incorporated into Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008, and a separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela. The Decree also stated that, in the event the parties failed to reach agreement by the expiration of the 60-day period, the Venezuelan Ministry of Basic Industries and Mining would assume control and exclusive operation of, and the Executive Branch would order the expropriation of the shares of, the relevant companies.
Upon expiration of the term contemplated under the Decree, on July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations, and Sidor’s board of directors ceased to function. However, negotiations between the Venezuelan government and the Company regarding the terms of the compensation continued over several months, and the Company retained formal title over the Sidor shares during that period.
On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG. The Company agreed to receive an aggregate amount of US$1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid US$400 million in cash on that date. The balance was divided in two tranches: the first tranche, of US$945 million, will be paid in six equal quarterly installments (the first such installment being due on August 7, 2009), while the second tranche will be paid at maturity in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level.

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
The main elements of this strategy are:
•	Further integrate Ternium’s operations. We have changed our functional organization from independent companies to one company organized under business units with specific functional responsibilities. Integrating the operations of our subsidiaries has allowed Ternium to better serve our clients, to increase the diversification of our products, to benefit from enhanced flexibility and operative synergies and to rationalize our cost structure.

•	Enhance Ternium’s position as a low cost steel producer. We believe that further integration of Ternium’s operating facilities should improve utilization levels of its plants, increase efficiency and further reduce production costs from levels that we already consider to be among the most competitive in the steel industry;

•	Implementing Ternium’s best practices. We believe that the implementation of Ternium’s commercial and production best practices in acquired new businesses should generate additional benefits and savings. For example, the implementation of Ternium’s cost control procedures and performance analysis in Hylsamex improved control over its production variables and led to cost savings;

•	Focus on higher margin value-added products. We intend to continue to shift Ternium’s sales mix towards higher margin value-added products, such as cold rolled sheets and coated and tailor-made products, and services, such as just-in-time delivery and inventory management. In this regard, our Mexican acquisitions in 2005 and 2007 allowed Ternium to expand its offerings of value-added products, such as galvanized products and panels;

•	Maximize the benefits arising from Ternium’s broad distribution network. We intend to maximize the benefits arising from Ternium’s broad network of distribution, sales and marketing services to reach clients in major steel markets with a comprehensive range of value-added products and services and to continue to expand its customer base and improve its product mix. For example, the acquisition of Hylsamex in 2005 allowed us to increase Ternium’s participation in the North American market, and the Grupo Imsa transaction in 2007 further increased such participation; and

•	Pursue strategic growth opportunities. We have a history of strategically growing our businesses through acquisitions. In addition to strongly pursuing organic growth, we intend to identify and pursue growth-enhancing strategic opportunities to consolidate Ternium’s presence in its markets, gain further access to iron ore and other inputs, expand its offerings of value-added products, increase its steel production and increase its distribution capabilities.
Our Competitive Strengths
We believe that the following competitive strengths distinguish Ternium from its competitors and enhance its leading market position:
•	State-of-the-art, low cost producer. The combination of a portfolio of state-of-the-art, low cost steel production mills (one of which is fully integrated with iron ore mines), access to diversified sources of raw materials and cost-competitive labor sources and operating efficiencies makes Ternium a low cost producer of steel and a cost-competitve producer of value-added products;

•	Strong market position and extensive market reach. Ternium has a leading participation in the market for flat steel products in Argentina and in Mexico. The location of its production facilities gives Ternium favorable access to some of the most important regional markets in the Americas, including the North American Free Trade Agreement, or NAFTA, and Mercado Común del Sur, or Mercosur; and

•	Experienced and committed management team. Our management team has extensive experience in, and knowledge of, the steel industry, which enhances Ternium’s reputation in the global steel markets. A large percentage of our senior managers have spent their entire careers working within the steel businesses of San Faustin and its affiliates. Our management team has substantial experience in increasing productivity and reducing costs, as well as in identifying, evaluating and pursuing growth opportunities and integrating acquisitions.
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

Our main steel production facilities are located in Argentina, Mexico, the United States and Guatemala. The following map shows Ternium’s manufacturing centers and commercial network offices around the world as of the date of this annual report.
Ternium’s aggregate production capacity of hot rolled steel products for the year ended December 31, 2008 was of approximately 9.6 million tons, of which 8.5 million tons correspond to flat steel products and 1.1 million tons correspond to long steel products (wire rod and rebar.) In this annual report, annual production capacity is calculated based on standard productivity, estimated product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process. These figures were significantly lower than in 2007 due to the loss of Sidor in our industrial system.

Argentina
Ternium’s subsidiary Siderar is located in Argentina and conducts its operations through production facilities at the seven locations described below. Each facility is owned by Siderar and located in the Province of Buenos Aires, Argentina.
The following table presents the annual production capacity of the major operational units of the facilities located in Argentina as of December 31, 2008:

		Capacity
		(Thousand tons)
4	Coke Oven Batteries	1,270
1	Sinter Plant	1,430
2	Blast Furnaces	3,700
1	Continuous Casting	2,850
1	Hot Rolling Mill	2,750
2	Cold Rolling Mills	1,610
1	Tinning Mill	160
2	Galvanizing Mills	530
1	Electro-galvanizing Mill	120
1	Painting Facility	65
2	Welded Steel Tubes Facilities	190

Ramallo. Our principal manufacturing facility in Argentina is a fully integrated, strategically located plant on the banks of the Paraná River near the town of San Nicolás in the district of Ramallo, which is approximately 280 kilometers north of the city of Buenos Aires. This plant was acquired in the privatization of the state-owned company Somisa in 1992. The Ramallo facility produces all of Argentina’s operations crude steel and has an effective annual production capacity of 2.8 million tons per year (“tpy”). The Ramallo facility includes:
•	four coke oven batteries;

•	a continuous feed sinter plant;

•	two blast furnaces;

•	a steel making plant;

•	a hot rolling mill;

•	a cold rolling mill;

•	an electrolytic tinning mill;

•	two service centers: one for tin plated products, with a current capacity of 170 thousand tpy and another for hot rolled product with a capacity of 310 thousand tpy;

•	a 27 feet deep, two-dock port on the Paraná river used for the reception of raw materials (mainly iron ore and coal) and for the shipment of finished products; and

•	auxiliary services such as a thermo-electric plant, an oxygen, nitrogen and argon gas-separation plant, lime kilns, a maintenance shop and computer and training centers.

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
Florencio Varela. This facility is located in Florencio Varela, 30 kilometers south of Buenos Aires at a distance of 35 kilometers and 295 kilometers from Ensenada and Ramallo, respectively. This plant receives cold rolled coils from Ensenada and Ramallo as raw material for its own processes. The facility in this location includes:
•	an electrolytic galvanizing plant; and

•	two services centers that produce blanks, skelp and sheets, which are customized steel shapes cut from flat steel products for use by customers in the manufacture of finished products. The service centers have a production capacity of 500 thousand tpy of blanks and customized products.
Haedo. The Haedo plant is located at a distance of 90 kilometers from the Ensenada facility and 270 kilometers from Ramallo. Crude cold rolled sheets used at the plant are received from the Ramallo and Ensenada facilities. The Haedo plant includes a continuous hot dipped galvanizing line and a cut-to-length line and four rollforming machines.
Canning. This facility is located in Canning, approximately 40 kilometers south of the city of Buenos Aires. This facility includes:
•	a galvanizing line used for the production of hot dipped galvanized steel and products under the trademark “CINCALUM;”

•	a continuous painting line for coils fully dedicated to the construction and home appliance markets; and

•	rollforming machines for the production of a variety of corrugated products.
Rosario. This facility is located in Rosario, Santa Fe province, approximately 300 kilometers north of the city of Buenos Aires. This facility provides steel tubes welded by electrical resistance with a capacity of 130 thousand tpy for structural used.
San Luis. This facility is located in San Luis, San Luis province approximately 800 kilometers north west of the city of Buenos Aires. This facility provides steel tubes welded by electrical resistance with a capacity of 60 thousand tpy for structural use.
Mexico
Ternium conducts operations through facilities located in the Mexican cities of Monterrey, Apodaca, Puebla, Monclova and San Luis Potosí. Furthermore, Ternium sources all of the iron ore used in its Mexican facilities from its mines located in Colima and Michoacán, and refines that iron ore into DRI using proprietary technology.

The following table presents the annual production capacity of the major operational units of the complex located in Mexico as of December 31, 2008:

		Capacity
		(Thousand tpy)
3	Direct Reduction Plants	2,680
1	Thin Slab Caster / Hot Rolling Mill	2,020
2	Billet Steel Plants	1,460
2	Flat Hot Rolling Mills	3,700
2	Long Hot Rolling Mills	1,060
7	Cold Rolling Mills	2,150
7	Galvanizing Lines	1,460
6	Painting Lines	690
22	Tube and beam mills	620
4	Panel Lines	80
Monterrey. Ternium’s facilities in Monterrey’s metropolitan area include:
•	two DRI facilities;

•	a steel making plant with a thin slab caster;

•	three hot rolling mills;

•	six reversing cold rolling mills and one tandem cold rolling mill;

•	six pickling lines, annealing ovens, four temper mills, three skin-pass mills and tension leveling equipment;

•	six galvanizing lines;

•	five painting lines;

•	twenty two tubing and beam mills;

•	four panel lines; and

•	three steel service centers that produce a variety of specialized products, with a total capacity of 2.3 million tpy.
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
Close to Ternium’s Monterrey facilities are the Nogalar and Apodaca service centers, dedicated to the processing of non-coated and coated steel to produce slitted, cut to length, rollformed products and shapes in various widths and lengths. The total processing capacity in Monterrey’s facilities is 2.3 million tpy.
The Monclova Plant—Coahuila. Located in Monclova, Coahuila, the Monclova Plant is dedicated exclusively to the production of coated steel. This plant purchases cold rolled coils in the domestic market and also receives cold rolled coils from Monterrey as raw material for its own processes. The facility in this location includes:
•	a galvanizing line; and

•	a painting line.

San Luis Service Center. This service center is located in San Luis Potosí State, south of the city of Monterrey. This facility processes coated steel to produce slitted and cut to length products in various widths and lengths. The San Luis service center’s total processing capacity is 190 thousand tpy.
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
Las Encinas mines. Las Encinas is composed of three separate iron ore mines: Aquila, which is in operation, and Cerro Náhuatl and El Encino, which are currently idle. All of them are located near its pelletizing plant, in the Mexican State of Colima, with a maximum annual capacity of 1.9 million tons.
•	Aquila is an open-pit mine in Michoacán, Mexico, which began operations in 1998 and is the largest mine at the Las Encinas site. Aquila has the highest percentage of iron content among the Las Encinas mines. Ore mined at Aquila is transported to the pelletizing facility by rail and truck.

•	Cerro Náhuatl is an open-pit mine in Colima, Mexico, which began operations in 1988. During 2008, Cerro Náhuatl’s cost-effectively minable reserves were exhausted and the mine ceased operations. Industrial capabilities, including crushing equipment, are being relocated to the Aquila mine industrial facility.

•	El Encino is an underground mine in Jalisco, Mexico, which began operations in 1998 and is not currently in use, as the Aquila mine is a less expensive option for supplying iron ore. An open-pit mine called El Encino was previously operated on the same site from 1970 to 1998.
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
Peña Colorada mine. The Peña Colorada mine consists of a single large mining site located in Minatitlán, Colima, Mexico. The mine is an open-pit mine which began operations in 1975, and has a production capacity of 8.5 million tons of crushed iron ore per year. There is a two-line pelletizing plant (located in Manzanillo, Colima) serving the Peña Colorada mine, with a total installed production capacity of 4.0 million tons of iron ore pellets per year plus and additional 0.4 million tons per year of pellet feed. Peña Colorada has convenient access to seaport and railroad facilities that enables the distribution of the iron ore pellets to the domestic and international markets.

The Peña Colorada mine is operated by Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V., which has two shareholders—Ternium Mexico and Mittal Steel Lazaro Cárdenas (“MSLC”), a subsidiary of the ArcelorMittal group. Through Ternium Mexico, Ternium holds 50% of Peña Colorada and MSLC holds the other half. Under the existing arrangements, Peña Colorada is required to sell half of the mine’s production to MSLC. See “—Raw Materials and Energy—Mexico—Iron ore.” Annual production capacities for the different production lines of the Peña Colorada mine are set forth in the following table:

Facility	Product	Capacity
		(Thousands tpy)
Crushing Plant	Crushed ore	8,500
Concentration Plant	Concentrated	4,400
Pelletizing Plant	Pellet	4,000
For further information please refer to “—Production Process—Mexico.”
United States of America
Ternium’s United States production facility is located in Shreveport, Louisiana on the bank of the Red River, approximately 550 kilometers north of New Orleans. This plant purchases cold rolled coils in the international markets as raw material for its own processes. The following table presents the annual production capacity of the major operational units of this facility as of December 31, 2008:

Facility	Product	Capacity
		(Thousands tpy)
1 Galvanizing Line	Galvanized and coated sheets	240
1 Painting Line	Pre-painted sheets	160
The facility also includes a slitter to produce customized products.
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

Guatemala. This facility is located in Villa Nueva, in the metropolitan area of Guatemala City. The facility includes two galvanizing lines with a capacity of 125 thousand tpy, and processes coated sheets at its service center with one slitter, four cut-to-length lines and eight rollforming lines to produce customized products in various widths and lengths.
Costa Rica, Nicaragua, Honduras and El Salvador. The service centers located in these countries process coated sheets from the Guatemala plant and include cut-to-length and rollforming lines.
Production process
Ternium specializes in manufacturing and processing flat and long steel products. In the case of flat products, two different technologies are used: conventional slab casting and thin slab casting. Although in both cases slabs are reheated before entering the hot rolling mill, thin slab casting requires less energy than conventional slab casting, as it does not require a roughing section at the hot rolling mill. This treatment removes minor superficial defects and softens the steel to permit its transformation in the hot rolling mill to defined specifications. Hot rolled coils and sheets can be processed with or without scaling, according to the clients’ uses and needs.
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
The production processes in Ternium’s facilities in Argentina and Mexico differ in certain respects. We include a brief description of the different processes below.
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
Our total net sales amounted to USD8.5 billion in 2008, USD5.6 billion in 2007 and USD4.5 billion in 2006. For further information on our net sales see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations”.
The following table shows Ternium’s total consolidated net sales by product and geographical region in terms of U.S. dollars for the years indicated:

	For the year ended December 31,
In thousands of U.S. dollars	2008	2007	2006
Flat Steel Product Sales

South and Central America	2,782,543	2,036,967	1,648,897
North America	4,294,677	2,571,788	1,921,774
Europe and Other	47,466	122,960	22,382

Total Flat Steel Products Sales	7,124,687	4.731,715	3,593,053

Long Steel Product Sales

South and Central America	274,215	70,023	19,396
North America	791,755	695,953	720,523
Europe and Other	8,921	6,852	—

Total Long Steel Product Sales	1,075,090	772,829	739,919

Total Other Sales(1)	265,108	128,822	151,945

Total Sales	8,464,884	5,633,365	4,484,918

(1)	The item “Other Sales” includes mainly sales of pig iron and iron ore.

In thousands of tons	For the year ended December 31,
(unaudited)	2008	2007	2006

Flat Steel Product Sales Volume

South and Central America	2,604	2,499	2,310
North America	3,666	3,035	2,343
Europe and Other	55	185	39

Total Flat Steel Product Sales Volume	6,326	5,719	4,693

Long Steel Product Sales Volume

South and Central America	302	133	39
North America	901	1,113	1,196
Europe and Other	13	15	—

Total Long Steel Product Sales Volume	1,217	1,261	1,235

Total Sales Volume(1)	7,543	6,980	5,928

(1)	The Total Sales Volume does not include the tons of Other sales.
South and Central America
Sales to customers in South and Central America accounted for 36.7% of Ternium’s consolidated sales during 2008, 38.2% during 2007 and 38.5% during 2006. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal year ended December 31, 2008 compared to fiscal year ended December 31, 2007—Net sales” and “—Fiscal year ended December 31, 2007 compared to fiscal year ended December 31, 2006—Net sales.”
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
Ternium’s principal clients in the region are located in Argentina. Its sales in this country are sensitive to the general economic conditions and government actions and policies, such as the restrictions on certain foreign currency transfers. For further information on the risks related to an investment in Argentina please refer to Item 3. “Key Information—Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina.” We also sell to clients in other South and Central American countries, including Colombia, Ecuador, Chile, Peru, Guatemala, Costa Rica and Honduras.

North America
Sales to customers in North America accounted for 61.8% of Ternium’s consolidated sales during 2008, 59.3% during 2007 and 59.9% during 2006. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal year ended December 31, 2008 compared to fiscal year ended December 31, 2007—Net sales” and “—Fiscal year ended December 31, 2007 compared to fiscal year ended December 31, 2006—Net sales.”
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
Europe and Other
Sales to customers in Europe and other markets, which are generally made on a spot basis, accounted for 1.5% of Ternium’s consolidated sales during 2008, 2.5% during 2007 and 1.6% during 2006. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal year ended December 31, 2008 compared to fiscal year ended December 31, 2007—Net sales” and “—Fiscal year ended December 31, 2007 compared to fiscal year ended December 31, 2006—Net sales.”
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
Marketing
Our marketing strategy is to continue to shift Ternium’s sales mix towards higher margin value-added products and services. We expect to increase Ternium’s offerings of value-added products such as cold rolled sheets and coated and tailor-made products, and services, such as just-in-time deliveries and inventory management. In order to do so, Ternium will continue to work with clients to anticipate their needs and develop customized products for particular applications; and Ternium maintains a strategic presence in several major steel markets through its network of commercial offices, which allows it to reach clients outside its regional markets.

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
In 2003, Siderar established a department focused on the development of small- and medium-sized companies (Propymes), under a program created by the Techint Group for the development of its clients and the local industry. The objective of the program is to improve the competitiveness of clients and suppliers, to increase their exports and allow them to substitute imports for local products. Nearly 340 companies are part of this program, which provides support for the commercial, financial, industrial and institutional requirements of these companies.
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
In Mexico, where our main production facilities are located, we can provide customized services and deliveries. Ternium’s main steel customers in Mexico are in the construction and manufacturing industries (including steel furniture, automotive and electric and home appliances). Propymes was also implemented in Mexico in 2007, with the objective of promoting local industry and, as of December 31, 2008, aproximately 150 companies were part of the program

Mexico’s steel market is strongly oriented toward end users, representing 55% of our subsidiaries’ domestic sales in 2008, 51% in 2007, and 54% 2006. In addition, several Mexican steel producers compete with us in the flat and long steel markets, including AHMSA, Arcelor Mittal, DeAcero S.A. de C.V., or DeAcero, and Aceros San Luis S.A. de C.V., or Aceros San Luis. Ternium’s experienced sales force specializes in the needs of each market sector and focuses on value-added products and services. In this competitive and end-user oriented market, the extensive use of well-known commercial brands allows customers to clearly recognize Ternium’s products. Ternium seeks to increase its competitive advantage by providing value-added services, including the technical assistance related to steel use and production, and developing new steel products.
Ternium has a commercial presence in the United States, including a plant in Shreveport and an office in Houston. From these locations, Ternium provides steel products and related services: logistics, stock management and customer assistance.
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
There has been a trend in recent years toward steel industry consolidation among Ternium’s competitors. Below is a summary of the most significant transactions:
•	June 2006: Mittal Steel and Arcelor merge to create ArcelorMittal, the world’s largest steel company.

•	March 2007: Votorantim acquires Colombia’s Aceria Paz del Rio.

•	April 2007: Tata Steel completes the acquisition of Corus.

•	July 2007: Gerdau acquires Chaparral Steel.

Despite this trend, the global steel market remains highly fragmented. In 2008, 2007 and 2006, the four largest steel producers (ArcelorMittal, Nippon Steel, JFE and POSCO) accounted for 18%, 18% and 19%, respectively, of total worldwide steel production (compared to 15% in 2000). In 2008, the top five producers of Latin America accounted for aproximately 71% of the production in the region.
Steel prices in general, including for both flat and long products, have undergone significant volatility in recent years. From 2000 to 2002, the industry, especially in North America, experienced fluctuating capacity, low demand growth levels and other adverse conditions, which led to depressed steel prices and also adversely impacted many steel producers’ profitability. In 2003 and 2004, steel prices increased worldwide, due to higher economic growth in most regions, particularly China and other developing countries, as well as higher raw material prices (iron ore, ferroalloys and energy). Although prices in 2005 were below the 2004 peak, they remained well above the ones from 2000 to 2002. In 2006 prices remained on average above 2005 levels. In 2007, the construction and automotive industry’s activity in the United States of America experienced a slightly increase, which affected the international steel prices. During the first quarter of 2008, steel prices went up due to higher raw material and energy costs notwithstanding a decline in activity in the construction and automotive industries in the United States. However, this trend reversed beginning in the last quarter of 2008 due to the global economic downturn, with prices declining steeply, by aproximately 65% for some products. In addition, given the strong competition that characterizes the flat steel industry, several countries have imposed trade restrictions to protect their domestic steel industries from imports at below market conditions, commonly referred to as “dumping.” For a summary description of some of these regulations, see “—Regulation—Trade regulations.”
South and Central America
Ternium’s most significant market in South and Central America is Argentina. Other relevant markets in the region are Guatemala, Colombia, Ecuador and Chile.
Argentina. Siderar is the main producer in Argentina of flat rolled steel products and faces little competition from domestic steel producers across the majority of its product lines. Its main competition in the Argentine flat steel market is limited to imports, mainly from Brazil. The main Brazilian producers of flat steel value-added products are Usiminas, Companhía Siderúrgica Nacional and Companhia Siderúrgica de Tubarão (part of the ArcelorMittal).
We believe that Siderar has a competitive advantage over potential foreign competitors due to logistical and other advantages that allow it to offer value-added services and maintain strong relationships with domestic customers, together with its ability to customize products to customer specifications, including size and quality. In addition, we believe that the threat of new competitors entering the Argentine flat steel market is mitigated by:
•	Ternium’s substantial domestic market share;

•	the specialized service provided locally;

•	the high capital investment required to construct an integrated manufacturing facility;

•	the scarcity of good quality scrap in Argentina for use in an electric arc furnace “mini-mill”; and

•	Ternium’s low production costs and its potential ability to expand capacity at a relatively low investment cost compared to the cost of building and installing an electric arc furnace “mini-mill.”
Although Siderar has been the principal flat steel provider in Argentina since its foundation, its market share has been affected by the economic and trade conditions in the country. During the 1990s, Siderar faced increased competitive challenges from outside Argentina as a result of the Argentine government’s trade liberalization policies. See “—Regulation—Trade regulations.”
Other South and Central American markets. In these markets, Ternium competes with Brazilian and U.S. producers and with Ternium’s former subsidiary Sidor.

North America
Mexico. Ternium has strong domestic competitors in the Mexican steel market and faces increasing competition from imports. Total imports of hot rolled products, cold rolled products and galvanized products have increased sharply in recent years and according to Canacero, the Mexican chamber of the iron and steel industry, accounted for approximately 33%, 27% and 33% of the Mexican market in 2008, 2007 and 2006, respectively.
The largest Mexican competitor in the flat products market is AHMSA, an integrated steel producer located in Monclova, Coahuila that produces a wide variety of steel products. AHMSA focuses on low value added products such as plate, and commercial quality hot rolled and cold rolled coils. Another significant domestic competitor is Lámina y Placa Comercial S.A. de C.V. (Grupo Villacero), a producer of galvanized coils and a distributor of steel products with operations throughout Mexico.
In the rebar market, Ternium’s largest competitor is Siderúrgica Lázaro Cárdenas—Las Truchas S.A. de C.V. (“Sicartsa”), that is currently part of Arcelor Mittal. To a lesser extent, Ternium also faces competition from Aceros San Luis and Deacero. In the low-carbon wire rod market, Ternium’s main competitors are Deacero, Sicartsa and, to a lesser extent, Talleres y Aceros and Aceros San Luis.
The Mexican domestic market for small diameter welded pipe is regional. Orders are usually small and cover a wide range of product specifications. Ternium’s leading competitors in this market are Tubería Laguna, Maquilacero and imports.
The primary customers in the Mexican coated steel market are the construction sector and manufacturing companies (e.g. of air conditioners, home appliances and lighting fixtures). Ternium’s main competitors are imports.
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
Capital Expenditure Program
Capital expenditures in Ternium’s facilities during 2008 amounted to approximately USD544 million. In light of the global economic downturn, we have delayed or canceled an important part of previously announced investment plans and projects. We currently expect that our capital expenditures for 2009 will amount to approximately USD250 million and that such amount will be financed with cash from operations.
The main objectives of Ternium’s capital expenditure program are to:
•	reduce production costs;

•	improve product quality, equipment reliability and productivity;

•	comply with applicable environmental standards; and

•	provide enhanced customer services.

During 2008, we announced new investments in Argentina and Mexico. These investments were aimed at increasing steel production capacity through the construction of new facilities and the expansion of existing ones. While Ternium continues to work on the basic engineering design for its Mexican project, its scope, timetable and target completion dates are being revised due to the global economic downturn. Certain investments in Argentina were suspended in January 2009 and will resume if and when market conditions improve.
Argentina
During 2008, Siderar carried out a significant investment plan to increase its production capacity and improve the product quality of its facilities. The principal investments initiated or carried out were:
•	Partial revamping of coke oven plant. The revamping of batteries No. 3 and No. 4 was launched during 2007 with the objective of improving performance and reducing gas emissions. The project’s first stage was completed in March 2008. The second stage (the relining and repair of 70 headers) began in October 2008; works in battery number 3 were completed in March 2009, while works in battery number 4 are currently suspended and will resume if and when market conditions improve.

•	Relining of blast furnace No. 1. The preparatory works for this project began in 2007, and the relining work commenced in October 2008. We expect that this project will be completed during the first half of 2010.

•	Construction of new continuous caster. This project mill was launched during October 2008 as part of a plan to increase our Argentine steel production capacity to 4 million tpy. While civil works started and the equipment was commissioned to the vendor, the project is currently suspended and will resume if and when market conditions improve.

•	Modernization of facilities for storage and internal transportation of raw materials. This project, which was aimed at improving material handling and control, was launched during the first half of 2008; however, it is currently suspended and will resume if and when market conditions improve.
Siderar’s investment plan contemplates a significant increase in crude steel production capacity from the current 2.9 million tons to 4.0 million tons to facilitate growth of the manufacturing sector in Argentina, while allowing Ternium to continue to play an active role in international markets. Besides completing those investments initiated in 2004, the main objectives of the investment plan are the installation of a new continuous caster and metallurgy equipment and the increase of capacity in Siderar’s sinter plant from 4,000 to 5,000 tons per day. As of March 31, 2009, Siderar had invested USD 202.9 million in connection with its investment plan and had entered into several commitments to acquire new production equipment for a total consideration of USD 187.2 million. However, given the severe global economic downturn, its impact on the global steel market and the uncertainty about the evolution of steel demand, Siderar has rescheduled the execution of its investment plan and entered into a renegotiation process to reduce cash outflows.
Mexico
During 2008, our Mexican subsidiaries invested USD 214.8 million. The most significant investments and projects carried out or initiated were:
•	Modernization of thin slabbing plant. This includes the installation of a liquid core reduction system that provides casting in variable thickness. The modernization was completed by the end of 2008, increasing the capacity of steel casting and hot rolled band production in approximately 85 million tpy; and

•	Revamping of hot rolling mill No.3. This includes the installation of work-roll change system and the installation of new interstand equipment in the finishing mill. The project will be completed during 2009 and would provide an additional rolling capacity of 280 million tpy.

In 2008, Ternium announced a greenfield project to build a flat steel plant in Mexico, which was aimed at expanding its production capacity. In its initial phase, the project would involve the design and construction of a mini-mill in the Monterrey area, with an annual production capacity of two million tons of hot rolled coils, while its second phase would involve the construction of a cold rolled and galvanizing plant, including a pickling line and a cold rolled tandem mill, with an annual production capacity of one million tons of cold rolled coils and a hot-dipped galvanizing line with an annual production capacity of 300,000 tons of hot-dipped galvanized coils, to serve the industrial and commercial markets. While Ternium continues to work on the basic engineering design for this project, its scope, timetable and target completion dates are being revised due to the global economic downturn.
In addition to these investments, management is considering capital expenditures aimed at routine maintenance or replacement of equipment.
Information technology investments
Our information technology investments in 2008 focused on the following main projects:
•	completion of the Unified SAP Project, including the integration of the administration, maintenance and supply processes;

•	deployment of a new core business system for Siderar in Argentina; and

•	technological integration of the operations of our Mexican facilities, including platform integration, datacenter revamping and consolidation and redesign of telecommunications and security systems and procedures.
We invested an aggregate of approximately USD30.2 million during 2008. In 2009, we expect to invest in information technology projects designed to facilitate the integration of and realize synergies among Ternium’s subsidiaries and improve the security measures over their information technology systems, and to continue developing the projects initiated in 2008.
Raw Materials and Energy
The principal raw materials consumed at Ternium’s integrated steel facilities in Argentina are iron ore and coal, while the principal raw materials for Ternium’s facilities in Mexico are pellets, scrap, slabs, hot and flat rolled coils, and energy. Below is a more complete description of the raw material and energy situation at Ternium’s integrated facilities in these countries. For a description of some of the risks associated with Ternium’s access to raw materials, see Item 3. “Key Information—D. Risk Factors—Risk Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials and energy could adversely affect Ternium’s profits.”
Argentina
In Argentina, our subsidiary Siderar produces crude steel through the use of blast furnace technology. Siderar is the primary integrated manufacturer of flat steel products in the country, with an installed capacity of 2.9 million tons of crude steel. The principal raw materials used to produce steel are iron ore and coal. The manufacturing process also requires significant quantities of electricity and natural gas. In connection with the global steel industry downturn, Siderar engaged in several renegotiation processes regarding the pricing of certain iron ore, coal and other supply contracts, as Siderar considered that the contractual terms did not reflect current market conditions. As of the date of this annual report, negotiations in respect of a number of those contracts are still under way.

Iron ore. Iron ore is purchased under long-term agreements from suppliers in neighboring Brazil. Prices under these contracts are determined on an annual basis in accordance with market conditions and follow the prices agreed upon between the major iron ore exporters and their main steel industry clients. Our aggregate annual consumption of iron ore in Argentina ranges between 4.0 and 4.5 million tons. Approximately two thirds of Ternium’s local requirements for iron ore in different forms, such as pellets, lumps and sinter feed fines (iron ore fines smaller than 6 mm) is supplied by Brazil’s Companhia Vale Do Rio Doce, or CVRD. The remaining requirements consist mainly of lump ore (i.e., iron ore within certain size specifications ranging from 6 to 38 mm) from other suppliers located in Brazil, the most important of which are Mineração Corumbaense Reunida S.A., or MCR, a Rio Tinto subsidiary, and MMX Corumba (MMX). The main contracts for these raw materials are with CVRD, MCR and MMX. Our geographic location provides favorable access to high quality lump produced in Brazil’s iron ore mines which are located in the Pantanal Region (Mato Grosso do Sul state) through the Paraguay and Paraná Rivers. The use of barges to haul this lump ore reduces the raw material costs associated with the provision of iron ore since those mines are outside of the international seaborne trade. In 2008, steel-making costs were impacted by rising iron ore prices (ranging between 65% and 87%), due to an extremely tight supply-demand situation. During the first half of 2009, due to the effects of the global economic downturn on the demand for iron ore, prices have fallen approximately 40%.
Coal. Siderar obtains its coke through the processing of coking coal and petroleum coke in its coke ovens. Siderar requires different types of coal to produce coke. Coking coal is mainly purchased under annual renewable contracts with several major international suppliers based in Australia and the United States. Petroleum coke is sourced domestically from producers such as Exxon Mobil and Repsol YPF. The amount purchased from each supplier mainly depends on technical quality requirements of the blast furnace operations and to a lesser degree on commercial conditions. Estimated consumption of coal and petroleum coke is approximately 1.5 million tpy. The price of metallurgical coal has increased substantially during 2008 due to tightening conditions in the global market as demand for metallurgical coal in emerging economies has not been matched with production increases and supply restrictions due to the effects on the supply chain of climatic events (mainly floods in Western Australia but also harsh winter conditions in Canada and China). The price for metallurgical coal has gone up approximately 200-230% from USD 100 per ton to around USD 300-330 per ton during 2008. We expect coking coal prices to fall significantly in 2009, returning to levels closer to 2007.
Electricity. Siderar consumes large quantities of electricity (approximately 135 Mw) for its manufacturing activities, particularly in its Ramallo and Ensenada facilities. The electricity required to cover most of our facilities needs is self-generated by a wholly-owned thermoelectric plant with an installed capacity of 110 Mw located at the Ramallo facility. Most of the energy requirements of the thermoelectric plant are obtained from blast furnace and coke oven gases and from steam that is purchased from a power plant located at the Ramallo facility owned by Siderca S.A.I.C. (“Siderca”), a subsidiary of Tenaris, under a long-term steam sales agreement entered into in June 1995. Another subsidiary of Tenaris manages our subsidiary’s thermoelectric plant and the plant owned by Siderca in exchange for an administration fee. In 2008, we renegotiated the prices to be paid under the steam supply contract for steam purchased during the period from February 2003 to October 2008—following the forced “pesification” of the contract to Argentine pesos at a one-to-one U.S. dollar to Argentine peso exchange rate in 2002—and for steam purchased or to be purchased from October 2008 onwards, which resulted in an aggregate liability to Siderca of USD 10,980,987 for steam purchased during said period, and a price increase of 70% for steam purchased or to be purchased from October 2008 onwards. The rest of the requirements are covered through the purchase of natural gas from Repsol YPF and other market vendors, or with alternative sources of energy such as fuel oil.
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
The relative cost of natural gas in Argentina decreased substantially in 2002 following the Argentine peso devaluation and subsequent freezing of tariffs in local currency terms. However, since 2003, this cost gradually increased due to governmental and private tariff negotiations. Currently, the cost of gas and transportation is over 2001 levels, while the cost of distribution is still below the level of 2001. During the last five years, the continuing increase in natural gas demand in Argentina together with a substantial lack of investment in natural gas production and transportation have resulted in shortages of natural gas to industries and private consumers. See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina—Restrictions on the supply of energy to Ternium’s operations in Argentina could curtail Ternium’s production and negatively impact Ternium’s results of operations.”

Siderar had a long-term supply arrangement with Repsol YPF until December 2006. From December 2006 and up to July 2007, Siderar purchased gas from Repsol YPF at spot prices and on spot terms and conditions. In August 2007, Siderar and Repsol YPF entered into a natural gas supply agreement covering the period from August 2007 to December 2008. In January 2009, after the agreement had expired without Siderar and Repsol YPF reaching a new mutually acceptable natural gas supply agreement, the Secretaría de Energia—the federal government’s department in charge of energy regulation—determined that, until such time as the parties have reached a new supply agreement, Repsol YPF should continue supplying natural gas to Siderar on the same terms provided in the expired agreement. To the date of this annual report, Siderar and Repsol YPF continue to negotiate a new natural gas supply agreement. Repsol YPF covers an important part of Siderar’s Ramallo facilities needs for natural gas while the rest are covered mainly by TOTAL Austral, a subsidiary of multinational energy company TOTAL, and other significant natural gas traders in Argentina, including Albanesi, Energy Consulting Services and Energy Traders.
Also, Siderar has a long-term supply agreement with Tecpetrol S.A. (“Tecpetrol”), a company controlled by San Faustin. In March 2003, Siderar entered into an agreement with Tecpetrol under which Siderar paid USD17.3 million for the advance purchase of a total of 725 million cubic meters (up to 400 thousand daily cubic meters) of natural gas to be delivered over a period of 5 years on pricing terms that would enable it to share through discounts the impact of any increase in natural gas prices over that period with Tecpetrol. Under the terms of the agreement, Siderar had a minimum guaranteed return on this advance payment equal to LIBOR plus 3.5%. In November 2006, the gas purchased from Tecpetrol covered the total amount paid in March 2003. Since then, no discount was applied to gas prices. In May 2007, Tecpetrol canceled the contract pursuant to a termination clause that allowed any party to terminate the contract after the USD17.3 million paid for the advance purchase of natural gas were exhausted, and continues to supply gas at spot prices and on spot terms and conditions. Siderar’s purchases from Tecpetrol in 2008, 2007 and 2006 amounted to USD1.3 million, USD7.1 million and USD8.9 million, respectively. Siderar covers any variation in its requirements for natural gas in the spot market.
Siderar also has separate transportation agreements with Transportadora de Gas del Norte S.A. (“TGN”), Transportadora de Gas del Sur S.A. (“TGS”), Camuzzi Gas Pampeana S.A. (“Camuzzi”), Gas Natural Ban S.A. (“Gasban”) and Metrogas. The main transportation contract is with TGN, a company partially owned by San Faustin, which expires in April 2013. For the final distribution phase, Siderar has several distribution contracts with Litoral Gas (a company partially owned by San Faustin), Camuzzi, Gasban and Metrogas. The principal contract is with Litoral Gas, which expires in December 2011.
Other raw materials. Ternium’s subsidiary in Argentina Siderar has an on site oxygen, nitrogen and argon separation plants in order to extract these gases for use in the steelmaking process. In December 1993, Siderar entered into a contract with Air Liquide Argentina S.A. for the operation and maintenance of an oxygen separation facility at Ramallo that supplies oxygen, nitrogen and argon. This contract initially had a term of 15 years and was renewable by mutual agreement. It was amended in 2000 and 2002, and its term was extended until 2021. Under the terms of the contract, Siderar is required to take or pay certain minimum daily amounts of oxygen, nitrogen and argon, which amounts are consistent with its production requirements in Argentina. Due to the Ramallo facility’s increasing needs, the contract has been renegotiated a number of times during the last two years to increase the minimum daily take-or-pay amounts of these gases, from 670 tons to 1,880. In September 2008, Siderar and Air Liquide entered into an amended and restated contract for the operation and maintenance of the Ramallo oxygen separation facility and the supply of oxygen, nitrogen and argon for a contracted amount of USD 176.1 million, which is due to terminate in 2025. Siderar and Air Liquide are currently renegotiating the terms of this agreement in light of current market conditions.
Mexico
In Mexico, Ternium’s process for producing steel relies on electric arc furnaces, which melt a combination of steel scrap and DRI to produce liquid steel, which is then further processed to make its steel products. Ternium’s production process requires extensive use of natural gas and electricity, and energy costs are one of the largest components of production costs.

Iron ore. As described under “—Production Process and Facilities—Mexico” above, Ternium’s subsidiaries own interests in two mining companies in Mexico: 100% of the equity of the Las Encinas mines, and a 50% equity stake in Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V., which operates Peña Colorada, Mexico’s largest iron ore mine. In 2008, Ternium’s Mexican facilities sourced 100% of their iron ore requirements from those mines. Under our arrangement with Consorcio’s other shareholder, MSLC, we are committed to offtake 50% of the annual production of the mine. From the combined iron ore output retained by us, approximately 81% went to our own direct reduction plants, while the remaining 19% was sold in the international markets, mainly in China and Malaysia. Most of the iron ore exports to China were made pursuant to an agreement to supply 2.9 million tons of pellets to China over a five-year period until March 2009.
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
Slabs. Ternium’s Mexican subsidiaries consume large quantities of slabs. Since Grupo Imsa came under our control, a portion of Ternium’s requirements for slabs is covered by third party suppliers. Currently, Ternium’s Mexican subsidiaries purchase slabs locally from an ArcelorMittal subsidiary, from Siderar and from various other sources, principally in Brazil, the CIS, Australia and Japan.
Scrap. In keeping with its vertical integration strategy, Ternium Mexico sources 100% of its steel scrap through its own steel scrap collecting and processing companies. In 2008, most of the scrap used was purchased domestically, with approximately 19% coming from the United States.
Electricity. Electric arc furnaces consume large quantities of electricity. During 2008, 57% of Ternium Mexico’s total consumption was supplied by the Comisión Federal de Electricidad (or “CFE,” Mexico’s state-owned electricity company). The remainder was purchased under long-term contracts from two other suppliers with power plants in the Monterrey area, namely, Iberdrola Energía Monterrey, S.A. de C.V., a subsidiary of a Spanish utility company, and Tractebel Energia de Monterrey, S. de R.L. de C.V., a subsidiary of a U.S. utility company. Our long-term contract with Iberdrola was for 143 megawatts of capacity and our long-term contract with Tractebel is for 64 megawatts of capacity. In December 2007 Iberdrola invoked the contract’s early termination clause to reduce contracted capacity from 143 megawatts to 111 megawatts beginning in April 2008. Since April 2008, we increased electricity purchases from CFE to cover electricity consumption requirements formerly covered by Iberdrola.
Natural gas. Natural gas is one of the largest cost components of Ternium’s Mexican production processes. Natural gas is used as a reducing agent for the production of DRI and for the reheating of slabs and billets before the hot rolling process. In Mexico, Ternium’s subsidiaries purchase all of their natural gas from Pemex, the Mexican state-owned oil and gas company that is Mexico’s sole producer of natural gas, and from three distributors: Gas Industrial de Monterrey S.A. de C.V. (GIMSA), Compañía Mexicana de Gas (CMG) and Gas Natural Mexico. Natural gas prices are set monthly based on the spot price in southern Texas, adding only the equivalent surcharge for transportation and service costs plus a margin that is generally less than 5%. Ternium subsidiaries often enter into derivatives contracts with the intention of reducing the effects of volatility on a portion of its natural gas requirements.
Product Quality Standards
Ternium develops its products and services with a philosophy of continuous improvement and seeks to excel in its internal quality oversight of its products and processes. Ternium’s products are manufactured in accordance with the specifications of the International Organization for Standardization, or ISO, and they also must satisfy proprietary standards and customer requirements.
Ternium has designed, developed and implemented the Ternium Quality Management System. Based on the ISO 9001:2000 and, in the case of areas related to the production of automotive supplies, ISO/TS 16949:2002 platforms, the Ternium Quality Management System is aimed at aligning quality management systems and criteria throughout the Ternium group, replacing the individual quality management systems formerly in place at each subsidiary. To obtain the ISO Multisite certification, the Ternium Quality Management System is regularly audited by Lloyd’s Register Quality Assurance.

Siderar and Ternium Mexico’s metallurgical testing laboratories are accredited for the performance of various technical tests in accordance with ISO/IEC 17025:2005 General Requirements for the Competence of Testing and Calibration Laboratories or equivalent standards.
In July 2008, the Amercian Petroleum Industry, or API, performed an audit under API Q1 ISO/TS 29001 at Planta Tuberia Guerrero, Ternium Mexico’s thick-walled tubes manufacturing facility, for the renewal of Ternium Mexico’s licence to use the API Monogram® on its line pipe products under the conditions specified in API Spec 5L. In February 2009, the licence was renewed.
In addition, each Ternium subsidiary has obtained the accreditations required by domestic and international regulations on certain of its specific products.
Research and Development; Product Development
Product research and development activities at Ternium are conducted through a central product development department in coordination with local teams that operate in several of the Ternium facilities. The Company carries out its applied research efforts in house and in conjunction with universities and research centers, as well as through its participation in international consortia. Ternium has also developed new products and processes in cooperation with its industrial customers.
The Grupo Imsa transaction and its consolidation into Ternium’s operations opened up several opportunities for synergies and integration of processes. During 2008, new processing routes were developed for Ternium’s Mexican facilities, enabling certain products to be manufactured at several rolling, coating and customizing mills. In turn, this added ability increased the flexibility to allocate orders, specialize processing lines according to their technological strengths, and ultimately increase efficiency and reduce costs in the mid-term.
In addition, Ternium developed new cold rolled and hot rolled semi-finished steel products aimed at supplying its coating lines in Shreveport, Louisiana and Villanueva, Guatemala. These new products, which can be manufactured at Ternium’s Mexican mills, enhance the integration between those mills and the mentioned downstream lines.
In 2008, Ternium launched a new product portfolio of metal components for the construction industry, including roll-formed steels for roofing, cladding, decking and floor decking. All these components have been certified in accordance with international standards. Also in 2008, Ternium Mexico signed a technology and trademark license agreement with Varco Pruden Buildings, Inc, for the purpose of consolidating Ternium’s leadership in the Latin American metal building systems’ market. The agreement provides the rights to use Varco Pruden’s technology and software for the design, engineering, production and inspection of metal building systems and components.
During the past year, Ternium supported the automotive industry’s efforts to reduce automobile weight through the development of steel products with improved structural resistance that enables the usage of thinner steel sheets with similar resistance standards.
Additionally, Ternium has been actively participating in research consortia, the purpose of which has been to evaluate the feasibility of applying new steel coatings, both in galvanized and electro-galvanized products, in order to either increase corrosion resistance or reduce coating weight.
In 2008, Ternium developed boron-titanium bearing steels, through conventional and compact hot rolling mills, to serve its customers needs for quenched and tempered welded tubes for oil and gas industry applications. In addition, Ternium widened the dimensional range of high resistance API X65, for as-rolled line pipe applications, to meet the market demand.
Ternium has also completed joint developments with several first-tier home-appliance manufacturers. New products include structured surface coated steel for laundry; chrome-free coated galvanized steel for refrigeration, in compliance with ROHS (Restriction of Hazardous Substances) standards; and high-stability metallic finishing for various applications.

During 2008, developments for the electrical industry included a new ultra low-carbon silicon-alloyed cold rolled grade to further reduce magnetic losses for electric motor cores with improved energy efficiency.
New wire rods for forging and automatic welding have been developed. Also new manganese-chrome bearing steel billets for hot forging processes have been produced with excellent performance among our customers.
Ternium’s development of new steel products has been based on a deep metallurgical knowledge, which is the result of its basic and applied research activities. Several basic research efforts were conducted during 2008, with projects aimed mainly at improving processes, creating new steel products with superior performances and generating the basic knowledge for the design of certain steel products. These mid- to long-term efforts are being carried out in conjunction with several institutions, including the University of Pittsburg, the Steel Research Center — McMaster University, the French Corrosion Institute, the Tenaris Research Center and the Argentine Steel Institute.
Ternium signed long-term cooperation agreements with leading local universities. Under these agreements, signed in 2008, engineers, post-graduate students and teachers at these institutions are sponsored to conduct, along with Ternium’s steel product engineers, steel metallurgy and product research and development projects of academic and industrial interest.
In 2009, Ternium intends to further its industrial integration through the complementation of Argentina’s steel shop and Mexican hot rolling mills, with the design of slab chemistries that optimize processes in both facilities. We expect that these developments will enable higher flexibility and integration in this complex steel market situation.
In addition, Ternium intends to continue its flat, long and coated steel product development plans to enter new niches in its key industrial markets and to support new export opportunities.
We spent an aggregate of USD0.8 million for R&D in 2008, compared to USD1.1 million in 2007 and USD1.3 million in 2006.
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
As the environmental laws and regulations in Argentina, the United States, Mexico and Guatemala continue to become more stringent, Ternium expects to expend the necessary amounts to achieve and maintain ongoing compliance.
Ternium has established corporate environmental guidelines requiring each of its business units to comply with all applicable environmental laws and regulations. Compliance with environmental laws and regulations, and monitoring regulatory changes, is addressed primarily at the regional level.
Ternium has recently decided to report to the World Steel Association its CO2 emissions data on an annual basis as part of the association’s initiative to collect emissions data from member companies. We support the steel industry’s ongoing effort to develop innovative solutions to reduce greenhouse gas (GHG) emissions over the lifecycle of steel products. According to the Intergovernmental Panel on Climate Change (IPCC), the steel industry accounts for approximately 3% to 4% of total world GHG emissions.
Our steel production facilities in Mexico have achieved GHG-specific emission levels that are close to the theoretical minimum. In Argentina, Siderar’s GHG-specific emission levels are close to the industry average for blast furnace technology.

Ternium has not been subject to any material penalty for any environmental violations in 2008, and we are not aware of any current material legal or administrative proceedings pending against Ternium with respect to environmental matters which could have an adverse material impact on Ternium’s financial condition or results of operations.
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
A mining concession allows its holder to perform both exploration works (including indentifying mineral deposits and quantifying and evaluating economically minable reserves), and exploitation works (including detaching and extracting mineral products from such deposits). Mining concessions have a 50-year duration from the date of their recording in the Public Mining Registry and may be extended for an equal term, provided certain requirements are met.
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
A company that holds a concession must be registered with the Public Mining Registry. In addition, mining concessions and permits, assignments, transfers and encumbrances must be recorded with the Public Mining Registry to be enforceable. We believe that our material mining concessions are duly registered in the Public Mining Registry.
Trade regulations
Intense global competition in the flat steel products industry can lead many countries to impose higher duties or other restrictions on steel product imports to protect their domestic industries from trades that are not made under market conditions or that are otherwise unfair. Such measures protect domestic producers from increased imports sold at dumped or subsidized prices.
During a period of intense competition in 2001, some of the main regions to which Ternium sells its products, such as the United States and Europe, implemented these measures as well as other, general measures known as safeguards. While safeguards were lifted in December 2003, antidumping and countervailing duties remained in place. At the same time, bilateral or regional free trade agreements have liberalized trade among some countries, providing for reduced or zero tariffs for many goods, including flat steel products.

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

Hot rolled products. Since December 1999, the Argentine government has imposed anti-dumping measures requiring a minimum import price for hot rolled steel imports from Brazil, the Russian Federation and Ukraine. Argentina accepted a price undertaking agreement from Brazilian exporters. In 2006 Argentine authorities conducted a sunset review of these measures and decided to continue them for five more years. In its decision, the Argentine government determined antidumping duties for Russian, Ukranian and Brazilian hot rolled steel exports to Argentina. A price undertaking for Brazilian exports was also accepted by Argentine authorities.

Argentina has also imposed antidumping measures on hot rolled steel imports from Kazakhstan (39.91%), Romania (40.48%), Slovak Republic (62.09%) and South Africa (55.26%), effective since April 2002. In October 2008, following completion of a sunset review initiated in May 2007, Argentine authorities decided to continue these measures for five more years.

Cold rolled products. Since January 2003, Argentina has also imposed antidumping measures on cold rolled steel imports from Korea (60.46%), South Africa (83.07%), Kazakhstan (80.61%) and Ukraine (71.22%). In January 2008, Argentine authorities initiated a sunset review for these measures, which—although originally expected to conclude in January 2009—is expected to be completed in June 2009.

Galvanized products. Since May 2003, Argentina has imposed antidumping duties on galvanized steel sheets from South Korea (49.67%), South Africa (27.90%), Australia (70.37%) and Taiwan (33.09%). The petitioners requested the initiation of a sunset review in May 2008 to determine whether the antidumping duties will be maintained for five more years. A decision is expected by May 2009.

Argentina has signed free trade agreements with several countries or trade blocs aimed at liberalizing trade between them:

In early 1991, the Argentine government reduced import tariffs and eliminated most non-tariff restrictions on trade as part of an effort to open the Argentine economy to foreign competition. In March 1991, Argentina, Brazil, Uruguay and Paraguay entered into the Treaty of Asuncion, creating the Mercado Común del Sur (Common Market of the South), or Mercosur, a common market organization that aimed to bring about the free movement of goods, capital, services and people among its member states. The Treaty of Ouro Preto, signed in 2004, formalized a customs union among Mercosur’s member states. Over time, the Mercosur has eliminated or significantly reduced import duties, tariffs and other trade barriers among member states. In particular, zero tariffs have applied to steel products imported from other member states since January 1, 2000. The current tariff applicable to flat and long steel products imported from outside Mercosur ranges from 2% to 14%, while the tariff for tubular steel products imported from outside Mercosur generally ranges from 14% to 16%.

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

•	Mexico: The Mexican government has imposed certain anti-dumping measures on steel import products that are similar to the ones produced by Ternium Mexico. The following anti-dumping measures are currently in effect:

Hot rolled products. On March 28, 2000, the Mexican government imposed anti-dumping duties on the Russian Federation and Ukraine of 30.31% and 46.66%, respectively. On March 25, 2005 the first sunset review was initiated by the Mexican authorities, and on March 17, 2006 a final resolution was issued, extending the anti-dumping duties for an additional five-year period.

Furthermore, since September 2005, Mexico has imposed antidumping duties against Ukraine (60.1%), Romania (67.60%) and Russia (36.80%) on cut-to length plate in coils. Mexican authorities are expected to conduct a sunset review of these measures in 2010.

In March 2008, the Mexican government imposed a provisional antidumping duty on cut-to-length plate imports from China. The measure was lifted in October 6, 2008, as the Mexican authorities concluded that their domestic industry was not suffering injury as a result of such imports and thus decided not to conduct any further investigations thereon.

Cold rolled products. Since June 1999, Mexico has imposed antidumping duties on cold rolled steel sheets from Bulgaria (44%—45%), the Russian Federation (83%—88%) and Kazakhstan (33%—34%). On December 12, 2005, and as a result of the first sunset review, the Mexican authorities extended the anti-dumping duties for an additional five-year period until June 2009. As a result of the sunset review that will be initiated in June 2009, some or all those duties could be eliminated.

Plate in coil. Since June 1996, an anti-dumping duty of 29.3% on imports from Russia has been imposed. In June 2003, the first sunset review resolution concluded the application of the antidumping duty. In June 2007, the Ministry of Economy issued the final resolution of the second sunset review, determining the continuation of the anti-dumping duties for an additional five-year period.

Long products. Brazilian imports of reinforcing bars are currently subject to an antidumping duty of 57.69%. In June 2006, the first sunset review resolution determined the continuation of antidumping duties for an additional five-year period. Wire rod imports from Ukraine are subject to a duty of 30.52% since September 2000. In June 2006, the first sunset review resolution determined the continuation of antidumping duties for an additional five-year period

Mexico has signed trade agreements with several countries or trade blocs aimed at liberalizing trade between them:

NAFTA was signed among Canada, Mexico and the United States and came into effect on January 1, 1994. NAFTA provided for the progressive elimination over a ten-year period of duties on, among other things, steel products traded between or among Mexico, the United States and Canada. As a result, zero tariffs currently apply to steel products traded within NAFTA countries. As a result, Ternium has greater access to the U.S. and Canadian markets through Ternium Mexico, but also faces increased competition in Mexico from U.S. and Canadian steel imports. NAFTA provides that NAFTA member companies (including Mexican steel producers such as Ternium Mexico) can challenge trade restrictions imposed by other NAFTA countries before a bi-national dispute resolution panel.

The Mexican-European Free Trade Agreement, or MEFTA, became effective on July 1, 2000. MEFTA provides for the phase-out and eventual elimination of Mexican and European duties on all industrial goods, including finished steel products. The European Union, or EU, eliminated all import duties on Mexican industrial goods, including finished steel products, as of January 1, 2003, while Mexico eliminated all import duties on European industrial goods, including finished steel products, as of January 1, 2007. Accordingly, Ternium has increased access to EU markets under MEFTA through Ternium Mexico, but also could face increased competition in Mexico from EU steel imports.

In addition, the Mexican government has signed trade agreements with Venezuela, Colombia, the European Free Trade Association—an intergovernmental organisation set up by Liechtenstein, Norway, Iceland and Switzerland—, Japan, Chile, Bolivia, Nicaragua, Costa Rica and Uruguay, among others. However, the Mexico-Venezuela free trade agreement was terminated in November 2006.

•	United States: U.S. authorities have imposed a number of measures on flat and long steel import products from Argentina and Mexico, thereby restricting Ternium’s exports to that country. Below is a description of measures currently in effect:
Argentina. In August 2001, following an affirmative injury determination by the U.S. International Trade Commission (the “ITC”), the U.S. Department of Commerce (the “DoC”) imposed an antidumping duty of 44.59% and a countervailing duty of 41.69% on hot rolled steel products from Argentina. During 2007, the ITC conducted a sunset review concerning such measures and concluded that Argentine exports were not likely to continue to injure the U.S. domestic producers and, accordingly, revoked the measures effective as of October 2007.
In July 2005, sunset reviews concerning previously imposed duties on certain pipe and tube from various countries, including Argentina, were instituted. In June 2006, the ITC found that revoking the existing antidumping duty order on light-walled rectangular pipe and tube from Argentina would not be likely to lead to continuation or recurrence of material injury within a reasonably foreseeable time and, accordingly, revoked such measure.
Mexico. Since 1992, pursuant to an antidumping duty order on circular welded non-alloy steel pipe, or standard pipe, from various countries, including Mexico, standard pipes manufactured by Hylsa, S.A. de C.V. (“Hylsa”)—a wholly-owend subsidiary of Ternium Mexico—, are subject to an antidumping duty of 10.38%, and standard pipes manufactured by Ternium Mexico—formerly known as Grupo Imsa—are subject to an antidumping duty of 36.62%. In 2007, such measures were extended for five more years. In October 2008, at Ternium Mexico’s request, the DoC initiated a changed circumstances review of the antidumping duty order described above in order to determine whether Ternium Mexico is the successor-in-interest to Hylsa for purposes of determining antidumping duty liability. Although the review is not yet complete , the DoC has preliminarily found that Ternium Mexico is the successor-in-interest to Hylsa and, thus, should receive the same antidumping duty treatment with respect to steel wire rod from Mexico as Hylsa.
Hylsa’s wire rod exports are also subject to an antidumping duty of 17.94% pursuant to an antidumping duty order on carbon and certain alloy steel wire rod from Mexico. Following the most recent sunset review, such duty was extended for five more years from June 2008. In November 2008, at Ternium Mexico’s request, the DoC initiated a changed circumstances review of the antidumping duty order described above in order to determine whether Ternium Mexico is the successor-in-interest to Hylsa for purposes of determining antidumping duty liability. On May 13, 2009, the DoC determined that Ternium Mexico is the successor-in-interest to Hylsa and, thus, should receive the same antidumping duty treatment with respect to steel wire rod from Mexico as Hylsa.
Tubular products from Mexico have been subject to antidumping duties since August 1995. In particular, our subsidiaries’ Oil Country Tubular Goods, or OCTG, products were subject to a 1.48% antidumping duty until such duty was revoked following ITC’s May 31, 2007 determination that existing antidumping duty orders on imports of OCTG from, among other countries, Mexico would not be likely to lead to continuation or recurrence of material injury within a reasonably foreseeable time.

In 2007, the DoC initiated an antidumping investigation of light-walled rectangular pipe and tube (“LWRPT”) from, among other countries, Mexico. On June 13, 2008, the Department made a final determination of sales at less than fair value in the investigation of LWRPT from Mexico and, as a result, LWRPT from Mexico, including LWRPT manufactured by Hylsa, are now subject to antidumping duties. In particular, Hylsa’s exports of LWRPT are subject to either a 3.76% or an 11.5% duty, depending on the plant at which the relevant product was manufactured. In October 2008, at Ternium Mexico’s request, the DoC initiated a changed circumstances review of the antidumping duty order on LWRPT from Mexico in order to determine whether Ternium Mexico is the successor-in-interest to Hylsa for purposes of determining antidumping duty liability. Although the review is not yet concluded, the DoC has preliminarily found that Ternium Mexico is the successor-in-interest to Hylsa and, thus, should receive the same antidumping duty treatment with respect to steel wire rod from Mexico as Hylsa.
Insurance
Our subsidiaries carry insurance policies covering property damage (including machinery breakdown and business interruption), general liability and other insurance such as, among others, automobile, marine cargo and life and workers’ compensation insurance. These insurance policies include coverage and contract amounts which are customary in the steel products industry and in line with legal and domestic market requirements. General liability coverage typically includes third party, employers, sudden and accidental seepage and pollution and product liabilities within limits up to USD100 million.
C.	Organizational Structure
Below is a simplified diagram of Ternium’s corporate structure as of December 31, 2008.

(1)	Ternium Procurement was formerly named Alvory.

(2)	On May 7, 2009, we completed the transfer of our entire 59.7% interest in Sidor to CVG. For more information, see note 29 to our audited consolidated financial statements included elsewhere in this annual report and Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”.
Subsidiaries
Ternium operates entirely through subsidiaries. For a complete list of its subsidiaries and a description of its investments in other companies, see notes 1 and 2 to our audited consolidated financial statements included elsewhere in this annual report.

Siderar. Siderar is the main integrated manufacturer of flat steel products in Argentina with a current total annual production capacity of 2.9 million tons of crude steel. The shareholders of Siderar as of March 31, 2009 are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Siderar Shareholders	% Shares
Ternium	60.94%
ANSeS	25.97%
Inversora Siderúrgica Argentina (employees)	4.31%
Public	8.78%

Total	100.00%

Siderar’s shares are listed on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), or BASE, under the symbol “ERAR.” The Buenos Aires Stock Market (Mercado de Valores de Buenos Aires), which is affiliated with the BASE, is the largest stock market in Argentina. On June 23, 2009, the closing price of the Siderar shares on the BASE was ARP9.25 per share (approximately USD2.44 per share.)
Sidor. Sidor is the main flat steel producer and the main exporting private company in Venezuela. The shareholders of record of Sidor as of December 31, 2008 are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Sidor Shareholders	% Shares
Ternium (through Amazonia)	51.14%
Siderar (through Amazonia)	8.59%
CVG	20.27%
Banco de Desarrollo Económico y Social de Venezuela	0.05%
Employees	19.95%

Total	100.00%

On May 7, 2009, we completed the transfer of our entire 59.7% interest in Sidor to CVG as part of the nationalization of Sidor by the Venezuelan government. For more information on the Sidor nationalization process, please see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”
Ternium Mexico. Ternium Mexico was formed as result of the merger of Grupo Imsa, Hylsamex and Hylsamex’s major shareholder in March 2008. Ternium Mexico and its subsidiaries operate all of Ternium’s mining and steel production activities in Mexico. Ternium Mexico and its subsidiaries produce flat and long steel products, including value-added finished steel products for use mainly in the construction, auto parts and appliance industries. Ternium Mexico has an annual crude steel production capacity of 3.5 million tons. Ternium Mexico is a wholly-owned subsidiary of the Company.
Ternium Internacional. Ternium Internacional comprises a network of companies in various jurisdictions around the world—including Colombia, Ecuador, Panama, Spain, Uruguay, the Netherlands and the United States—that market and provide services in relation to the sales of Ternium’s products worldwide. The headquarters of the network are located in Uruguay. Ternium Internacional’s services include sales and trading, communication systems, offices and human resources dedicated to export trading, technical assistance, commercial back office and credit analysis.
Other Investments
Exiros. Exiros, with presence in Argentina, Brazil, Canada, Italy, Mexico, Romania and the United States, provides our subsidiaries with purchase agency services in connection with Ternium’s purchases of raw materials and other products or services. Until September 2006, Exiros was a wholly-owned subsidiary of Tenaris. In October 2006, we acquired—through our wholly-owned subsidiary Ternium Procurement—a 50% interest in Exiros, while Tenaris retained the remaining 50%. Exiros’ objectives are to procure better purchase conditions and prices by exercising the improved bargaining power that results from combining the demand of products and services of both Ternium and Tenaris.

D.	Property, Plants and Equipment
See “—Business Overview—Production Process and Facilities.”
Item 4A. Unresolved Staff Comments
None
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
Certain information contained in this discussion and analysis is presented elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements.” In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in this annual report and others that could cause results to differ materially from those expressed in such forward-looking statements.
We note that the audited consolidated financial statements of the Company as of December 31, 2007, and for the years ended December 31, 2007 and 2006, included in this annual report vary significantly from the results and other financial data shown in the financial statements and financial data included in prior annual reports as a result of the deconsolidation of Sidor as from April 1, 2008. As from that date, the Company ceased consolidating Sidor’s results and other financial data and classified its investment in Sidor as an available-for-sale financial asset, with Sidor’s results and cash flows during each period prior to April 1, 2008 being presented as discontinued operations. For more information on the Sidor nationalization process and its accounting treatment, see note 29 to our audited consolidated financial statements included elsewhere in this annual report and Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”
Overview
Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. Ternium has operating facilities in México, Argentina, the United States and Guatemala, as well as a network of service centers which provide it with a strong position from which to serve its core markets. As of December 31, 2008, we were shareholders of record of approximately 59.7% of Sidor, the main flat steel producer and the main exporting private company in Venezuela. On May 7, 2009, we completed the transfer of our entire interest in Sidor to CVG. In addition, Ternium reaches customers outside its regional markets through its own network of distribution, sales and marketing offices.
Ternium primarily sells its steel products in the regional markets of North, Central and South America, where its manufacturing facilities are located, allowing it to provide specialized products and delivery services to its clients. We believe that Ternium is the leading supplier of flat steel products in Argentina, a leading supplier of flat steel products in Mexico and a significant competitor in the Mexican market for long steel products, and a competitive player in the international steel market for flat and long steel products. Ternium maintains a presence in Europe through its network of commercial offices, which allows it to reach clients outside its regional markets and place products in case of slower demand in domestic economies, achieve improved effectiveness in the supply of its products and in the procurement of steel for its manufacturig facilities, and maintain a fluid commercial relationship with its clients by providing continuous services and assistance.

Ternium’s revenues are affected by general global trends in the steel industry and more specifically by the economic conditions in the countries in which it has manufacturing operations and where its clients are located. Ternium’s revenues are also impacted by events that affect the price and availability of raw materials, energy and other inputs needed for its operations. Furthermore, due to the highly cyclical nature of the steel industry, recent results may not be indicative of future performance, and historical results may not be comparable to future results. Investors should not rely on the results of a single period, particularly a period of peak prices, as an indication of Ternium’s annual results or future performance. The variables and trends mentioned below could also affect the results of its investments in steel related companies. See Item 4. “Information on the Company—B. Business Overview—Our Business Strategy”.
Ternium’s primary source of revenue is the sale of flat and long steel products. Management expects sales of flat and long steel products to continue to be Ternium’s primary source of revenue. The global market for such steel products is highly competitive, with the primary competitive factors being price, cost, product quality and customer service. The majority of Ternium’s sales are concentrated in the Americas. Specifically, Ternium’s largest markets are concentrated in Argentina and Mexico, where its main manufacturing facilities are located.
Ternium’s results are sensitive to economic activity, steel consumption, prices in the international steel markets and trends in the steel industry. Ternium’s results of operations primarily depend on economic conditions in Argentina and Mexico and, to a lesser extent, on economic conditions in international and regional markets such as Mercosur, the Andean Community and NAFTA. Historically, annual steel consumption in the countries where Ternium operates has varied at a rate that is linked to the annual change in each country’s gross domestic product and per capita disposable income. Recently, worldwide economic growth and favorable economic developments throughout the Americas resulted in increases in investments and in per capita disposable income, which in turn contributed to increased overall demand for Ternium’s products. For example, apparent consumption of finished steel products in Argentina increased by 20.5%, 14% and 5% during 2006, 2007 and 2008, respectively, due to the sustained recovery in the Argentine economy, mainly in the industrial activity, agriculture, construction and automotive sectors. However, starting in September 2008, a steep downturn in the global economy, sparked by uncertainty in credit markets and deteriorating consumer confidence, has sharply reduced demand for steel products. This economic downturn has had, and continues to have, a pronounced negative effect on Ternium’s business and results of operation, and a protracted global recession or a depression would have a material adverse effect on the steel industry and Ternium.
Moreover, steel prices are volatile and the global steel industry has historically been cyclical. After rising during 2007 and through the boreal summer of 2008, steel prices in global markets fell sharply beginning in the late boreal summer of 2008 as a result of collapsing demand and the resulting excess supply in the industry. The fall in prices during this period adversely affected the results of steel producers generally, including Ternium, as a result of lower revenues and writedowns of finished steel products and raw material inventories. For example, in the second half of 2008, Ternium wrote down inventories in an amount of USD200 million, and in the first quarter of 2009, it recorded an additional USD123.1 million writedown. Steel prices are sensitive to trends in cyclical industries, such as the automotive, construction, appliance and machinery industries, which are the significant markets for Ternium’s products. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. Although prices are expected to stabilize at some point, the timing and extent of price recovery or return to prior levels cannot be predicted. An eventual rebound in steel prices will likely depend on a broad recovery from the current global economic downturn, although the length and nature of business cycles affecting the steel industry have historically been unpredictable. If the downturn in steel prices were to be protracted, this would materially and adversely affect Ternium’s revenues and profitability.
In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered from substantial over-capacity. Currently, as the economic crisis widens, there are signs of excess capacity in all steel markets, which is impacting steel prices across all of our markets. It is thus possible in the context of the current downturn that the industry’s excess capacity will result in an extended period of depressed prices and industry weakness. Ternium has already made significant production cuts in response to the current economic crisis, as have other steel producers. Ternium also expects that consolidation in the steel sector in recent years should, as a general matter, help producers maintain a more consistent performance through the down cycle by preventing investment overlaps and increasing producers’ efficiency, economies of scale and bargaining power with customers and suppliers. These actions and trends, however, may not suffice to address the adverse consequences of an extended over-capacity scenario.

Furthermore, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and smaller competitors in the steel market today could become larger competitors in the future. For example, in June 2006, Mittal Steel and Arcelor merged to create the world’s largest steel company, Arcelor Mittal; in April 2007, Tata Steel completed the acquisition of Corus; and in July 2007, Gerdau acquired Chaparral Steel. Regional players in Ternium’s markets have also experienced consolidation through acquisitions; for example, Siderperu was acquired by Gerdau in 2006, Sicartsa of Mexico was acquired by Arcelor Mittal in December 2006 and Aceria Paz del Rio of Colombia was acquired by Votorantim in March 2007. Competition from global and regional steel manufacturers with expanded production capacity such as Arcelor Mittal and new market entrants, especially from China and the CIS, could result in significant price competition, declining margins and reductions in revenue.
Ternium’s production costs are generally sensitive to the international prices of raw materials, semi-finished products and energy, which reflect supply and demand factors in the global steel industry. Ternium purchases substantial quantities of raw materials and semi-finished products, including iron ore, slabs, coal, ferroalloys and scrap for use in the production of its steel products. The availability and price of these and other inputs vary according to general market and economic conditions and thus are influenced by industry cycles. In addition to raw materials, natural gas and electricity are both important components of Ternium’s cost structure. Since 2003, the recovery of the U.S. economy, an unprecedented demand for steel in China and shortage of shipping capacity resulted in a tight market for raw materials globally, which contributed to a strong boost in the prices of raw materials worldwide. Similarly, international energy prices rose substantially from the levels that had prevailed in the previous years, reflecting higher demand for energy. Beginning in September 2008, worsening global economic conditions have triggered a reduction in market prices of many of Ternium’s production costs components. However, due to the existence of prior supply contracts and existing inventories, reduction in market prices of some of our production inputs may not translate into an immediate and commensurate reduction in production costs.
Ternium’s revenues could be affected by competition from imports and dumping conditions. Ternium’s ability to profitably access the export markets varies with the value of the local currencies of the countries where it operates, the strength of the economies of the countries to which it exports and overall steel prices. Ternium’s ability to sell its products is influenced to varying degrees by trends in global trade for steel products, particularly trends in imports of steel products into its principal markets. During 2001, a period of strong over-supply, several anti-dumping measures were imposed in several countries in which Ternium operates (including Argentina and Mexico) to prevent foreign steel producers from “dumping” certain steel products in local markets. The recovery in global economic conditions since 2003 and strong Chinese demand reduced the previously strong competition in the international exports markets and, consequently, several countries reduced or eliminated protective measures established in prior years. However, a number of trade restrictions, both in Ternium’s local and export markets, remain in place. Beginning in September 2008, a steep downturn in the global economy, sparked by uncertainty in credit markets and deteriorating consumer confidence, has sharply reduced global demand for steel products. In the face of a protacted period of over-supply, countries may re-establish anti-dumping duties and/or other safeguards to protect their domestic markets.
Prevailing exchange rates have had an impact on Ternium’s results in the past and could impact results again in the future. In accordance with IFRS, Ternium’s subsidiaries in Mexico and Argentina prepare financial statements in their local currencies and record foreign exchange results on their net non-local currency positions when their local currencies revaluate or devaluate to other currencies. In 2008, net foreign exchange result was a loss of USD632.7 million, which was primarily due to the impact of the Mexican peso’s 25% devaluation on Ternium Mexico’s U.S. dollar denominated debt. This non-cash result when measured in U.S. dollars was offset by changes in Ternium’s net equity position in the currency translation adjustment, or CTA, line, as the value of Ternium Mexico’s U.S. dollar denominated debt was not affected by the Mexican Peso fluctuation when stated in U.S. dollar terms in Ternium’s consolidated financial statements.

In addition, Ternium has Mexican peso-denominated receivables from domestic sales in Mexico, which represent a considerable portion of Ternium’s overall receivables. If the Mexican peso depreciates, as occurred in Mexico during the fourth quarter of 2008 and the beginning of 2009, the results from our Mexican operations, when measured in U.S. dollar terms, will be adversely affected.
Ternium’s cash flows for 2009 and 2010 will be strongly affected by the amounts to be collected in connection with the transfer of our interest in Sidor to Venezuela. On May 7, 2009, we completed the transfer of our entire 59.7% interest in Sidor to CVG. The transfer was effected as a result of Venezuela’s Decree Law 6058, which ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises and declared the activities of such companies of public and social interest. While CVG had assumed operational control of Sidor on July 12, 2008, Ternium had retained formal title over the shares until May 7, 2009. Ternium agreed to receive an aggregate amount of US$1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid US$400 million in cash on May 7, 2009. The balance was divided in two tranches: the first tranche, of US$945 million, will be paid in six equal quarterly installments (the first such installment being due on August 7, 2009), while the second tranche will be paid at maturity in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level.
Critical Accounting Estimates
This discussion of our operating and financial review and prospects is based on our audited consolidated financial statements, which have been prepared in accordance with IFRS, as issued by IASB. The use of IFRS has an impact on our critical accounting policies and estimates.
The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its accounting estimates and assumptions, including those related to doubtful accounts, obsolescence of inventory, impairment of long-term investments, goodwill, and other assets and contingencies, and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that its estimates and assumptions are reasonable, they are based upon information available when the estimates and assumptions are made. Actual results may differ significantly from these estimates under different assumptions or conditions.
Our most critical accounting estimates are those that are most important to the portrayal of our financial condition and results of operations, and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Changes in these assumptions and estimates could have a material impact on our consolidated financial statements. Our most critical accounting estimates and judgments are set forth below.
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

No impairment charge resulted from the impairment tests performed.
Impairment and recoverability of goodwill and other assets
Assessment of the recoverability of the carrying value of goodwill and other assets require significant judgment. We evaluate goodwill allocated to the operating units for impairment on an annual basis.
Goodwill is tested at the level of the cash generating units, or CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the discounted cash flow method. In order to perform the test, we use projections for the next five years based on past performance and expectations of market development. After the fifth year a perpetuity rate with no grow up increase was utilized. The discount rates used for these tests are based on our weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Discount rates used range from 12.4% to 18.3%.
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

Allowance for Obsolescence of Supplies and Spare Parts, Inventory’s Net Realizable Value and Slow-Moving Inventory
Management makes estimates of the recoverability of our inventories of supplies and spare parts based on the following criteria:
•	analysis of the aging of the supplies and spare parts; and

•	analysis of the capacity of materials to be used according to their level of preservation and of their potential obsolescence due to technological changes in the mills.
In addition, in our manufacturing facilities an allowance for slow-moving inventory is made in relation to finished goods based on management’s analysis of their aging and market conditions. For this purpose, stocks of finished goods held in inventory for more than six months before the applicable reporting date are valued as scrap.
As explained in note 4 to our audited consolidated financial statements included elsewhere in this annual report, Ternium states inventories at the lower of cost—calculated using the first-in-first-out, or “FIFO,” method—or net realizable value—estimated sales price in the ordinary course of business, less the estimated costs of completion and selling expenses—. In estimating sales prices, costs of completion and selling expenses, management made assumptions as to, among others, product mix, destination markets and product route. As of December 31, 2008, Ternium established a valuation allowance for net realizable value of USD160.9 million.
Historically, losses due to obsolescence and scrapping of inventory have been within expectations and the provisions established. As of December 31, 2008, Ternium maintained an allowance for obsolescence of USD124.9 million. If, however, circumstances were to materially change (e.g., significant changes in market conditions or in the technology used in the mills), management’s estimates of the recoverability of these inventories could be materially reduced and our results of operations, financial condition and net worth could be materially and adversely affected.
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
With respect to the loss contingencies described in our financial statements, we do not expect to incur any losses exceeding the amounts accrued as of December 31, 2008, that would be material relative to our consolidated financial position, results of operations or liquidity as of such date. However, if reserves prove to be inadequate and we incur a charge to earnings, such charge could have a material adverse effect on our results of operations, financial condition and net worth.
Impairment of Deferred Tax Assets
Management calculates current and deferred income taxes according to the tax laws applicable to our subsidiaries in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. When assessing the recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on those estimates, management did not record a valuation allowance at December 31, 2008.

Although we believe our estimates are appropriate, significant differences in actual performance of the asset or group of assets may materially affect our asset values and results of operation.
Critical Accounting Estimates and Assumptions Relating to the Sidor Financial Asset
As discussed elsewhere in this annual report, on April 8, 2008, the Venezuelan government announced its intention to nationalize Sidor. On July 12, 2008, CVG assumed operational control and complete responsibility for Sidor’s operations. As from April 1, 2008, the Company ceased consolidating Sidor’s results of operations and cash flows and classified its investment in Sidor as an available-for-sale financial asset. For more information, see note 29 to our audited consolidated financial statements included elsewhere in this annual report and Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”
We believe that the most significant estimates and assumptions relevant to the valuation of the Sidor available-for-sale financial asset in our our audited consolidated financial statements included elsewhere in this annual report are the Company’s assessment of:
•	the determination of the rate used to discount future cash flows,

•	the assumptions used to estimate Sidor’s future cash flows at the time of the announcement of the nationalization, and

•	the list of companies deemed comparable to Sidor for purposes of calculating the FV/EBITDA and capacity multiples valuation techniques. In the absence of other steel manufacturers of comparable size with operations expropriated by the Venezuelan government, the public steel companies used to calculate FV/EBITDA multiples were companies of comparable or larger size with strong presence in the Americas and/or emerging markets, as follows: AK Steel; ArcelorMittal; CSN Companhia Siderúrgica Nacional; Evraz; Gerdau; Nucor Corporation; Posco; Steel Dynamics; Usiminas, Usinas Siderúrgicas do Minas Gerais S.A.; and U.S. Steel.
Subsequently to the end of the year covered by our audited consolidated financial statements included elsewhere in this annual report, on May 7, 2009, we completed the transfer of our entire 59.7% interest in Sidor to CVG. The Company agreed to receive an aggregate amount of US$1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid US$400 million in cash on that date. The balance was divided in two tranches: the first tranche, of US$945 million, will be paid in six equal quarterly installments (the first such installment being due on August 7, 2009), while the second tranche will be paid at maturity in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level.
A. Results of Operations
The following discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements included elsewhere in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. See “Presentation of Certain Financial and Other Information—Accounting Principles” and notes 2 and 4 to our audited consolidated financial statements included elsewhere in this annual report. The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report.

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	2008	2007	2006(2)	2005(1) (2)	2004(1)(2)
Selected consolidated income statement data

Continuing operations
Net sales	8,464,885	5,633,366	4,484,918	2,690,450	1,615,181
Cost of sales	(6,128,027)	(4,287,671)	(3,107,629)	(1,787,848)	(965,004)

Gross profit	2,336,858	1,345,695	1,377,289	902,602	650,177
Selling, general and administrative expenses	(669,473)	(517,433)	(370,727)	(243,993)	(132,882)
Other operating income (expenses), net	8,662	8,514	(4,739)	(57,338)	(3,124)

Operating income	1,676,047	836,776	1,001,823	601,271	514,171

Interest expense	(136,111)	(133,109)	(96,814)	(60,686)	(18,257)
Interest income	32,178	41,613	33,903	17,786	8,911
Other financial income (expenses), net	(693,192)	(38,498)	(40,432)	33,514	211,635
Equity in earnings (losses) of associated companies	1,851	434	671	153	209,201

Income before income tax expense	880,773	707,216	899,151	592,038	925,661

Current and deferred income tax expense	(258,969)	(291,345)	(353,044)	(233,113)	(177,486)
Reversal of deferred statutory profit sharing	96,265	—	—	—	—

Income from continuing operations	718,069	415,871	546,107	358,925	748,175
Discontinued operations
Income from discontinued operations	157,095	579,925	444,468	715,900	—

Net income for the year(3)	875,164	995,796	990,575	1,074,825	748,175
Attributable to:
Equity holders of the Company	715,418	784,490	795,424	706,418	457,339
Minority interest	159,746	211,306	195,151	368,407	290,836

	875,164	995,796	990,575	1,074,825	748,175

Depreciation and amortization	413,541	355,271	251,371	160,145	99,192
Weighted average number of shares outstanding(4)	2,004,743,442	2,004,743,442	1,936,833,060	1,209,476,609	1,168,943,632
Basic earnings per share for profit attributable to the equity holders of the Company (4)	0.36	0.39	0.41	0.58	0.39
Diluted earnings per share for profit attributable to the equity holders of the Company	0.36	0.39	0.41	0.54	0.39
Dividends per share declared(6)	—	0.05	0.05	—	—

(1)	Combined consolidated financial information on the basis of common control. See note 2 to our audited consolidated financial statements.

(2)	Certain comparative amounts for 2007, 2006, 2005 and 2004 have been reclassified to conform to changes in presentation in the current period.

(3)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement not exclude minority interest. Earnings per share and Income from continuing operations per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.

(4)	In October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.6 million, represented by 1,396,551,886 shares of USD1.00 nominal value each. Pursuant to certain provisions contained in subordinated convertible loan agreements, on February 6, 2006, the Company exchanged such subordinated convertible loans (including interest accrued thereon through January 31, 2006) for Company shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares to a wholly-owned subsidiary of San Faustin on February 9, 2006. As provided in a certain corporate reorganization agreement, on February 9, 2006, after the settlement of the Company’s initial public offering, a wholly-owned subsidiary of San Faustín contributed all of its assets and liabilities to the Company in exchange for 959,482,775 newly-issued shares of the Company, which contribution included, among other items, the San Faustin subsidiary’s right to receive 302,962,261 new shares of the Company in connection with the conversion of the subordinated convertible loans described above, and 374,272,579 existing shares of the Company then held by such San Faustin subsidiary that were cancelled upon receipt by the Company. In connection with the over-allotment described in note 1 to our audited consolidated financial statements, on March 1, 2006, the Company issued 22,981,360 new shares. Upon consummation of the transactions discussed above, as of December 31, 2006, the capital of the Company was increased to USD2,004.7 million, represented by 2,004,743,442 shares, each having a nominal value of USD1.00. Ternium’s combined earnings per share for the year ended December 31, 2004 have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in such year. For fiscal years 2008, 2007, 2006 and 2005, the weighted average of shares outstanding totaled 2,004,743,442, 2,004,743,442, 1,936,833,060 and 1,209,476,609 shares, respectively.

(5)	Diluted earnings per share have been calculated giving effect to the conversion of the Subordinated Convertible Loans. See note 1 to our audited consolidated financial statements.

In thousands of U.S. dollars	At December 31,
(except number of shares and per share data)	2008	2007	2006	2005(1) (2)	2004(1) (2)
Selected consolidated balance sheet data

Non-current assets	5,491,408	8,553,123	6,029,383	6,029,823	1,728,410
Property, plant and equipment, net	4,212,313	6,776,630	5,335,030	5,377,831	1,244,691
Other non-current assets(3)	1,279,095	1,776,493	694,353	651,992	483,719
Current assets	5,179,839	5,095,959	2,628,870	2,518,958	918,220
Cash and cash equivalents	1,065,552	1,125,830	643,291	765,506	194,875
Other current assets	4,108,954	3,200,987	1,978,537	1,750,292	723,345
Non-current assets classified as held for sale	5,333	769,142	7,042	3,160	—

Total assets	10,671,247	13,649,082	8,658,253	8,548,781	2,646,630

Capital and reserve attributable to equity holders(4)	4,597,370	4,452,680	3,757,558	1,842,454	1,026,725
Minority interest	964,094	1,805,243	1,626,119	1,633,881	745,126

Non-current liabilities	3,374,964	5,401,549	1,867,892	3,683,755	359,510
Borrowings	2,325,867	3,676,072	546,601	2,396,807	1,008
Deferred income tax	810,160	1,327,768	982,091	1,047,038	337,473
Other non-current liabilities	238,937	397,709	339,200	239,910	21,029

Current liabilities	1,734,819	1,989,610	1,406,684	1,388,691	515,269
Borrowings	941,460	406,239	507,241	510,820	121,998
Other current liabilities	793,359	1,369,608	899,443	877,871	393,271
Liabilities directly associated with non-current assets held for sale	—	213,763	—	—	—

Total liabilities	5,109,783	7,391,159	3,274,576	5,072,446	874,779
Total equity and liabilities	10,671,247	13,649,082	8,658,253	8,548,781	2,646,630

Number of shares outstanding(5)	2,004,743,442	2,004,743,442	2,004,743,442	1,396,551,886	1,168,943,632

(1)	Combined consolidated financial information on the basis of common control. See note 2 to our audited consolidated financial statements.

(2)	Certain comparative amounts for 2007, 2006, 2005 and 2004 have been reclassified to conform to changes in presentation in the current period.

(3)	As of December 31, 2008, 2007, 2006 and 2005, includes goodwill related to the acquisition of our Mexican subsidiaries for a total amount of USD683.7, USD850.7, USD397.9 million and USD399.7 million, respectively. See note 3 to our audited consolidated financial statements.

(4)	The Company’s common stock as of December 31, 2008, 2007, 2006, 2005, and 2004 was represented by 2,004,743,442, 2,004,743,442, 2,004,743,442, 1,396,551,886 and 1,168,943,632, par value USD1.00 per share, for a total amount of USD2,004.7 million, USD2,004.7 million, USD2,004.7 million, USD1,396.6 million and USD1,168.9 million.

(5)	As described in note 28 to our audited consolidated financial statements, after the completion of the Company’s initial public offering, the conversion of certain subordinated convertible loans, the exercise of the over-allotment option granted to the underwriters of the initial public offering and the consummation of the transactions contemplated in a certain corporate reorganization agreement, 2,004,734,442 shares were outstanding. In October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.6 million, represented by 1,396,551,886 shares of USD1.00 nominal value per share. Pursuant to provisions contained in the subordinated convertible loan agreements, on February 6, 2006, the Company exchanged certain subordinated convertible loans (including interest accrued thereon through January 31, 2006) for Company shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares to a wholly-owned subsidiary of San Faustin on February 9, 2006. As provided in a corporate reorganization agreement, on February 9, 2006, after the settlement of the Company’s initial public offering, a wholly-owned subsidiary of San Faustín contributed all of its assets and liabilities to the Company in exchange for 959,482,775 newly-issued shares of the Company, which contribution included, among other items, the San Faustin subsidiary’s right to receive 302,962,261 new shares of the Company in connection with the conversion of the subordinated convertible loans described above, and 374,272,579 existing shares of the Company then held by such San Faustin subsidiary that were cancelled upon receipt by the Company. In connection with the over-allotment described in note 1 to our audited consolidated financial statements, on March 1, 2006, the Company issued 22,981,360 new shares. Upon consummation of the transactions discussed above, as of December 31, 2006, the capital was increased to USD2,004.7 million, represented by 2,004,743,442 shares, each having a nominal value of USD1.00.

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the years indicated:

	For the year ended December 31,
Percentage of net sales	2008	2007	2006	2005	2004

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(72.4)%	(76.1)%	(69.3)%	(66.5)%	(59.7)%

Gross profit	27.6%	23.9%	30.7%	33.5%	40.3%
Selling, general and administrative expenses	(7.9)%	(9.2)%	(8.3)%	(9.1)%	(8.2)%
Other operating expenses, net	0.1%	0.2%	(0.1)%	(2.1)%	(0.2)%

Operating income	19.8%	14.9%	22.3%	22.3%	31.8%

Interest expense	(1.6)%	(2.4)%	(2.2)%	(2.3)%	(1.1)%
Interest income	0.4%	0.7%	0.8%	0.7%	0.6%
Other financial income (expense), net	(8.2)%	(0.7)%	(0.9)%	1.2%	13.1%
Equity in earnings (losses) of associated companies	0.0%	0.0%	0.0%	0.0%	13.0%

Income before income tax expense	10.4%	12.6%	20.0%	22.0%	57.3%
Income tax expense	(1.9)%	(5.3)%	(7.8)%	(8.7)%	(11.0)%

Income from continuing operations	8,5%	7,4%	12,2%	13.3%	46.3%
Discontinued Operations
Income from discontinued operations	1.9%	10.3%	9.9%	26.6%	—

Net income for the year	10.3%	17.7%	22.1%	39.9%	46.3%

Attributable to:
Equity holders of the Company	8.5%	13.9%	17.7%	26.3%	28.3%
Minority interest	1.9%	3.8%	4.4%	13.7%	18.0%

Fiscal Year Ended December 31, 2008 compared to Fiscal Year Ended December 31, 2007
Our results for the year ended December 31, 2008 varied significantly from the results for the year ended December 31, 2007, primarily as a result of (i) Grupo Imsa’s results being consolidated for the entire 2008 (as opposed to the period from July 26, 2007 through the end of that year) and (ii) Sidor’s results no longer being recognized as from April 1, 2008.
Overview
Ternium’s net income attributable to equity holders for the year ended December 31, 2008, decreased to USD715.4 million from USD784.5 million in the previous year. This lower income was mainly attributable to net foreign exchange losses arising from the impact of the Mexican peso devaluation on our Mexican subsidiary’s U.S. dollar-denominated debt and lower income from discontinued operations as a result of Sidor’s results no longer being recognized as from April 1, 2008, which more than offset the impact of strong steel prices for most of the year and the consolidation of Grupo Imsa’s results for the entire year.
Cash and cash equivalents as of December 31, 2008, were USD1,065.6 million, a USD60.3 million decrease from to USD1,125.8 million at the end of the previous year. This decrease is attributable to the de-consolidation of Sidor’s cash and cash equivalents as of March 31, 2008 (USD157.9 million), which was partially offset by net cash generation of USD115.1 million. Net cash generation was the result of USD517.5 million provided by operating activities and USD350.5 million provided by investing activities, less USD752.9 million used in financing activities.

Net Sales
Net sales increased 50.3% in 2008 to USD 8,464.9 million—from USD5,633.4 in 2007—primarily as a result of the consolidation of Grupo Imsa for the entire year. Excluding the effect of the consolidation of Grupo Imsa, net sales increased in 2008 due to higher revenue per ton. Shipments of flat and long products were 7.5 million tons during 2008, an increase of 8% compared to shipment levels in 2007, mainly due to the consolidation of Grupo Imsa and higher shipment levels in the South and Central America region. Revenue per ton shipped was USD 1,087 in 2008, an increase of 38% when compared to 2007, mainly as a result of higher prices and the consolidation of Grupo Imsa’s higher value added product mix.
The following table shows Ternium’s total consolidated net sales by product and geographical region for the years ended December 31, 2008 and 2007:

	For the year ended December 31,
In thousands of U.S. dollars	2008	2007
Flat Steel Product Sales

South and Central America	2,782,543	2,036,967
North America	4,294,677	2,571,788
Europe and Other	47,466	122,960

Total Flat Steel Products Sales	7,124,687	4,731,715

Long Steel Product Sales

South and Central America	274,415	70,023
North America	791,755	695,953
Europe and Other	8,921	6,852

Total Long Steel Product Sales	1,075,090	772,829

Total Other Sales(1)	265,107	128,822

Total Sales	8,464,884	5,633,365

(1)	The item “Total Other Sales” includes mainly sales of pig iron and iron ore.
In 2008, Ternium derived the majority of its revenues (approximately 84%) from sales of flat steel products. Total sales of flat steel products increased significantly, from USD4,731.7 million in 2007 to USD7,124.7 million in 2008, primarily as a result of a USD1,722.9 million increase in sales in the North America region, an increase of USD745,6 million in sales in the South and Central America region and a decrease of USD75.5 million in sales in Europe and other regions. The significant increase in sales in the North America region is due mainly to the consolidation of Grupo Imsa for the entire year.
Sales of long products were USD1,075.1 million during 2008, an increase of 39.1% when compared to USD772.8 million in 2007, due to higher shipment levels in the South and Central America region, partially offset by lower shipment activity in the North America region and higher prices in both regions.
Other sales increased to USD265.1 million in 2008 from USD128.8 million in 2007, mainly as a consequence of higher shipments and prices in our sales of iron ore pellets and fines and higher pre-engineered metal building sales resulting from the consolidation of Grupo Imsa.

Sales Volume
The following table shows our sales volume by product and market for the years ended December 31, 2008 and 2007:

In thousands of tons	For the year ended December 31,
(unaudited)	2008	2007
Flat Steel Product Sales Volume

South and Central America	2,604.2	2,499.1
North America	3,666.1	3,034.9
Europe and Other	55.2	184.9

Total Flat Steel Product Sales Volume	6,325.5	5,718.9

Long Steel Product Sales Volume

South and Central America	302.5	132.8
North America	901.3	1,113.4
Europe and Other	13.3	15.0

Total Long Steel Product Sales Volume	1,217.2	1,261.2

Total Sales Volume(1)	7,542.7	6,980.1

(1)	The “Total Sales Volume” does not include the tons related to Other sales.
Total sales volume increased by 8.1%, from 6,980.1 thousand tons in 2007 to 7,542.7 thousand tons in 2008. Net sales went up in 2008 due to an increase of 10% in sales in the South and Central America region driven by good economic performance in our main markets; and an increase of 10% in sales in the North America region due to the effect of the consolidation of Grupo Imsa for the entire year, partially offset by declining activity in our main markets in the region. Steel consumption in the North America region decreased 7% during 2008, mainly due to softening activity in Mexico and the United States, and a de-stocking process that took place towards the end of the year.
In 2008, flat steel product sales volume increased by 10.6% to 6,325.5 thousand tons, from 5,718.9 thousand tons in 2007. Sales in the South and Central America region increased by 105.1 thousand tons, or 4.2%, from 2,499.1 thousand tons in 2007 to 2,604.2 thousand tons in 2008, due to favorable economic conditions in our principal markets in the region. Sales in the North America region increased by 20.8% to 3,666.1 thousand tons in 2008, from 3,034.9 thousand tons in 2007, due to the consolidation of Grupo Imsa’s sales for the entire year, partially offset by a slowdown in the North American market. Sales to Europe and other markets decreased by 129.7 thousand tons, or 70.1%, from 184.9 thousand tons in 2007 to 55.2 thousand tons in 2008.
In 2008, long steel product sales volume decreased by 3.5% to 1,217.2 thousand tons, from 1,261.2 thousand tons in 2007. Sales in the South and Central America region increased by 169.7 thousand tons, or 127.8%, from 132.8 thousand tons in 2007 to 302.5 thousand tons in 2008, as a consequence of good economic performance in our main markets in the region. Sales in the North America region decreased by 212.1 thousand tons, or 19.0%, from 1,113.4 thousand tons in 2007 to 901.3 thousand tons in 2008, mainly as a result of weakening activity and a de-stocking process in the United States towards the end of the year, coupled with softening activity in Mexico.
The following table shows the percentage of market distribution of Ternium’s total sales by region for the years ended December 31, 2008 and 2007:

	For the year ended December 31,
Percentage of total sales	2008	2007
South and Central America	38.5%	37.7%
North America	60.6%	59.4%
Europe and Other	0.9%	2.9%

	100.0%	100.0%

Sales prices
Revenue per ton of flat steel products increased by 36.1% to USD1,126.3 in 2008, from USD827.4 in 2007. Revenue per ton of long steel products increased by 44.1% to USD883.3 in 2008, from USD612.8 in 2007. During the first nine months of 2008, Ternium benefited from a strong steel market pricing environment in the North America region, followed by rapidly weakening conditions during the fourth quarter of the year. Steel prices in the South and Central America region grew during 2008, due to good economic performance across our main markets.
Cost of sales
Total cost of sales increased by 42.9%, from USD4,287.7 million in 2007 to USD6,128.0 million in 2008. Cost of sales increased partly as a result of the consolidation of Grupo Imsa for the entire year, which increased Ternium’s overall production volume and cost per ton due to Grupo Imsa’s higher production cost structure and higher value added product sales mix. The year-over-year cost of sales increase was also due to higher costs of third party steel, raw materials, energy, freight, labor and services and a USD200.0 million write-down of Ternium’s inventory (primarily related to purchased slabs), partially offset by a reduction in the U.S. dollar value of inventories at the beginning of the year and purchased during 2008 (due mainly to the Mexican Peso’s 25% devaluation with respect to the U.S. dollar).
Prices of natural gas and electricity for our South American operations were relatively stable. Our operations in Argentina have self-generation capability and are largely self-sufficient in terms of electricity. Energy input for our Argentine operations is obtained mostly from metallurgical coal and petroleum coke, and supplemented with fuel oil and natural gas. Natural gas prices in Argentina showed only slight fluctuations during 2008. The price of natural gas for our operations in Mexico was partly fixed through hedging mechanisms, which prevented major cost fluctuations.
Average cost of sales per ton of flat steel products increased by 30.8%, from USD635.3 per ton in 2007 to USD831.0 per ton in 2008, largely due to additional processing cost associated with Grupo Imsa’s richer product mix and also to higher overall costs for third party steel, raw materials, energy, freight, labor and services and a USD200.0 million write-down of Ternium’s inventory primarily related to purchased slabs. The average cost of sales per ton of long steel products increased by 30.6%, from USD460.8 in 2007 to USD 601.7 in 2008, due mainly to the same reasons.
Cost of sales, expressed as a percentage of net sales, decreased to 72.4% during 2008, compared to 76.1% in 2007. The decrease was due to the fact that cost increases during the first three quarters of the year were more than offset by higher sales price increases.
Selling, general and administrative expenses
Selling general and administrative (“SG&A”) expenses in 2008 were USD669.5 million, or 7.9% of net sales, compared to USD517.4 million, or 9.2% of net sales in 2007. The increase in SG&A expenses reflects mainly the consolidation of Grupo Imsa’s results for the entire year and increased taxes in Argentina of USD18.2 million.
Other operating income, net
Other operating income, net, increased by USD0.1 million, from a net income of USD8.5 million for the fiscal year ended December 31, 2007, to a net income of USD8.7 million for the fiscal year ended December 31, 2008.
Operating income
Operating income totaled USD1,676.0 million in 2008, up 100.3% from 2007’s operating income of USD836.8 million. Such major variation was mainly due to higher sales prices and a slight increase in volume, partially offset by higher costs of sales. Operating income as a percentage of sales was 19.8 % in 2008, compared to 14.9% in 2007.

Financial expenses, net
Financial expenses, net, resulted in a net financial loss of USD797.1 million in 2008, compared to a net financial loss of USD130.0 million in 2007. The increase was due to:
•	an increase of USD614.3 million in net foreign exchange losses, mainly related to the impact of the Mexican Peso 25% devaluation on Ternium Mexico’s U.S. dollar-denominated debt incurred in connection with the Grupo Imsa transaction;

•	a USD32.5 million loss in the fair value of derivatives in 2008, compared to a gain of USD2.5 million in 2007, mainly related to derivative instruments entered into in order to mitigate the effect of fluctuations in interest rates, foreign exchange rates and commodities prices;

•	an increase of USD3.0 million in interest expense, from USD133.1 million in 2007 to USD136.1 million in 2008, due to higher interest costs resulting from the indebtedness under the facilities entered into in connection with the Grupo Imsa transaction; and

•	a decrease of USD9.4 million in interest income, mainly due to lower interest rates.
Equity in earnings (losses) of associated companies
Ternium’s share in the results of associated companies (mainly Exiros) during 2008 was a gain of USD1.9 million, compared to a gain of USD0.4 million in 2007.
Income tax expense
For 2008, Ternium recorded an income tax expense of USD259.0 million—partially offset by a USD96.3 million reversal of a deferred statutory profit sharing liability relating to Hylsa’s employees—, compared to an income tax expense of USD291.3 million for the fiscal year ended December 31, 2007. The decrease in income tax expense for the year is due mainly to lower taxes at our Mexican subsidiary, partially offset by higher income taxes at our Argentine subsidiary.
Ternium’s effective tax rate for 2008 was 29%, compared to 41% in 2007. The effective tax rate is calculated as income tax on Ternium’s income before income tax, discontinued operations and minority interest. The year-to-year variation in effective tax rates is primarily attributable to the accounting treatment of statutory profit sharing. Under Mexican law, Ternium’s subsidiaries are required to pay their employees an annual benefit calculated as a percentage of taxable profit for the year. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, Ternium accounts for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax. On March 31, 2008, Hylsa engaged in a corporate reorganization, as part of which all of Hylsa’s employees were transferred to the payroll of a company expected to generate non-significant taxable income and non-significant temporary differences, with Hylsa agreeing to pay its employees a bonus salary to be calculated on the basis of agreed-upon criteria. Accordingly, during the year ended December 31, 2008, Ternium reversed the outstanding balance of the deferred tax liability recorded in connection with the statutory profit sharing as of December 31, 2007 (amounting to USD96 million) and disclosed the related gain as an income tax gain.
Net income attributable to minority interest
Net income attributable to minority interest for the fiscal year ended December 31, 2008 was USD159.7 million, compared to USD211.3 million in 2007. The decrease was mainly due to lower income attributable to minority interest in discontinued operations in Venezuela.
Fiscal Year Ended December 31, 2007 compared to Fiscal Year Ended December 31, 2006
The Company’s results and other financial data for the year ended December 31, 2007 varied significantly from the results and other financial data for the year ended December 31, 2006 due to the consolidation of Grupo Imsa beginning July 26, 2007. As from April 1, 2008, the Company ceased consolidating Sidor’s results and other financial data and classified its investment in Sidor as an available-for-sale financial asset, with Sidor’s results and cash flows during each period prior to April 1, 2008 being presented as discontinued operations.

Overview
Ternium’s net income attributable to equity holders decreased to USD784.5 million for the year ended December 31, 2007, from USD795.4 million for the year ended December 31, 2006.
The results in 2007 were attributable to a positive environment for improved volumes and strong steel prices, and to the impact of the Grupo Imsa transaction, which closed on July 26, 2007. These factors were partially offset by increases in cost of sales, SG&A expenses, and financial expense. The increase in cost of sales was principally due to higher cost per ton due to Grupo Imsa’s higher production cost structure and higher value added product sales mix, and overall increases in raw materials, such as iron ore and related freight expenses, and higher labor costs and maintenance expenses. The increase in SG&A expenses was mainly due to the consolidation of Grupo Imsa’s results beginning July 26, 2007, and to higher freight and transportation expenses, attributable to an increase in sales, and higher taxes in Argentina. Finally, the increase in financial expenses was principally attributable to higher interest expense resulting from the indebtedness under the facilities entered into in connection with the Grupo Imsa transaction, an increase in net foreign exchange losses—which is a non-cash loss when measured in U.S. dollars and is offset by changes in the Company’s net equity position in the currency translation adjustments line—that resulted in a financial loss of USD18.4 million, partially offset by a net increase of US$2.5 million in the fair value of certain derivative instruments.
Cash and cash equivalents as of December 31, 2007 were USD1,125.8 million, a 77.9% increase when compared to USD633.0 million (not including USD10.4 million of restricted cash) in the previous year. This increase was mainly due to the performance of operating activities which provided USD936.4 million, the net cash provided by financing activities of USD1.359,0 million and cash acquired of USD190.1 million, offset mainly by capital expenditures of USD344.3 million, acquisition of business of USD1,728.9 million, an income tax credit paid on business acquisition of USD297.7 million and net cash used in other investing activities of USD40.8 million. Cash flows related to investing activities also include net cash generated by discontinued operations of USD 419.3 million during 2008.
Net Sales
Net sales in 2007 totaled USD5,633.4 million, a 25.6% increase from USD4,484.9 million in 2006, primarily as a result of the consolidation of Grupo Imsa beginning in July 26, 2007. Excluding the effect of the consolidation of Grupo Imsa (USD976.3 million), net sales increased in 2007 due to higher shipments and revenue per ton, while shipments increased mainly as a result of strong demand for steel products in South America which more than offset a slowdown in North American steel markets.
The following table shows Ternium’s total consolidated net sales by product and geographical region for the years ended December 31, 2007 and 2006:

	For the year ended December 31,
In thousands of U.S. dollars	2007	2006
Flat Steel Product Sales

South and Central America	2,036,967	1,648,897
North America	2,571,788	1,921,774
Europe and Other	122,960	22,382

Total Flat Steel Products Sales	4,731,715	3,593,054

Long Steel Product Sales

South and Central America	70,023	19,396
North America	695,953	720,523
Europe and Other	6,852	—

Total Long Steel Product Sales	772,829	739,919

Total Other Sales(1)	128,822	151,945

Total Sales	5,633,365	4,484,918

(1)	The item “Total Other Sales” includes mainly sales of pig iron and iron ore.

In 2007, Ternium derived the majority of its revenues (approximately 84.0%) from sales of flat steel products. Total sales of flat steel products increased significantly, from USD3,593.0 million in 2006 to USD4,731.7 million in 2007, primarily as a result of a USD650.0 million increase in sales in the North America region, an increase of USD388.1 million in sales in the South and Central America region and an increase of USD100.6 million in sales in Europe and Other region. The Grupo Imsa consolidation, beginning in July 26, 2007, contributed USD909.2 million.
Sales of long products were USD772.8 million during 2007, an increase of 4.4% compared to USD739.9 million in 2006 due to higher shipment levels in the South and Central America region, partially offset by lower shipment activity in the North America region and higher prices in both regions.
Other sales decreased from USD151.9 million in 2006 to USD128.8 million in 2007, mainly as a consequence of lower exports of iron ore pellets and fines to China, due to higher internal consumption.
Sales Volume
The following table shows our sales volume by product and market for the years ended December 31, 2007 and 2006:
In thousands of tons
(unaudited)

	For the year ended December 31,
	2007	2006
Flat Steel Product Sales Volume

South and Central America	2,499.1	2,310.2
North America	3,034.9	2,343.5
Europe and Other	184.9	39.5

Total Flat Steel Product Sales Volume	5,718.9	4,693.3

Long Steel Product Sales Volume

South and Central America	132.8	38.9
North America	1,113.4	1,195.7
Europe and Other	15.0	—

Total Long Steel Product Sales Volume	1,261.2	1,234.6

Total Sales Volume(1)	6,980.1	5,927.8

(1)	The “Total Sales Volume” does not include the tons related to Other sales.
Total sales volume increased by 17.8% to 6,980.1 thousand tons in 2007 from 5,927.8 thousand tons in 2006. Excluding the effect of the consolidation of Grupo Imsa beginning in July 26, 2007 (935 thousand tons), net sales increased in 2007 due to higher shipments, mainly as a result of strong demand for steel products in South and Central America, which more than offset a slowdown in the North American steel markets.

In 2007, flat steel product sales volume increased by 21.9% to 5,718.9 thousand tons, from 4,693.3 thousand tons in 2006. Sales in the South and Central America region increased by 188.9 thousand tons, or 8.2%, from 2,310.2 thousand tons in 2006 to 2,499.1 thousand tons in 2007, due to favorable economic conditions in our principal markets in the region. Sales in the North America region increased by 29.5% to 3,034.9 thousand tons in 2007, from 2,343.5 thousand tons in 2006. Such substantial difference was due to the consolidation of Grupo Imsa’s sales volume beginning July 26, 2007, which was partially offset by a slowdown in the North American market. Sales in Europe and other markets increased by 145.4 thousand tons, or 368.1%, from 39.5 thousand tons in 2006 to 184.9 thousand tons in 2007, due to spot sales to the European market.
In 2007, long steel product sales volume increased by 2.1% to 1,261.2 thousand tons, from 1,234.6 thousand tons in 2006. Sales in the South and Central America region increased by 93.9 thousand tons, or 241.4%, from 38.9 thousand tons in 2006 to 132.8 thousand tons in 2007, as a consequence of good economic performance in our main markets in the region. Sales in the North America region decreased by 82.3 thousand tons, or 6.9%, from 1,195.7 thousand tons in 2006 to 1,113.4 thousand tons in 2007, mainly as a result of a de-stocking process in the United States.
The following table shows the percentage of market distribution of Ternium’s total sales by region for the years ended December 31, 2007 and 2006:

	For the year ended December 31,
Percentage of total sales	2007	2006
South and Central America	37.7%	39.6%
North America	59.4%	59.7%
Europe and Other	2.9%	0.7%

	100.0%	100.0%

Sales prices
Revenue per ton of flat steel products increased by 8.1% to USD827.4 in 2007, from USD765.6 in 2006. Revenue per ton of long steel products increased by 2.2% to USD612.8 in 2007, from USD599.3 in 2006. While prices remained relatively stable throughout 2007 in the North America region, steel prices in the South and Central America region grew during 2007, mainly due to Argentina’s good economic performance.
Cost of sales
Total cost of sales increased by 38.0%, from USD3,107.6 million in 2006 to USD4,287.7 million in 2007. The variation was mainly due to the consolidation of Grupo Imsa’s cost of sales of USD864.9, together with an increase in Siderar’s cost of sales of USD320.5 million. Ternium experienced higher iron ore and related freight expenses in 2007 due to the annual increases in the international prices for iron ore and higher level of shipments. Furthermore, 2007 results included higher amortizations, partially offset by the non-recurrence of costs associated with the relining of Siderar’s blast furnace No.1 carried out during 2006, which resumed operations on January 31, 2007.
Prices of natural gas and electricity for our South American operations were relatively stable. Our operations in Argentina have self-generation capability and are largely self-sufficient in terms of electricity. Energy input for our Argentine operations is obtained mostly from metallurgical coal and petroleum coke, and supplemented with fuel oil and natural gas. Natural gas prices in Argentina showed only slight fluctuations during 2007.
The price of natural gas for our operations in Mexico was partly fixed through hedging mechanisms, which prevented major cost fluctuations associated therewith.
Average cost of sales per ton of flat steel products increased by 18.3%, from USD536.9 per ton in 2006 to USD635.3 per ton in 2007, largely due to additional processing costs associated with Grupo Imsa’s richer product mix and also to overall increases in prices of raw materials such as iron ore and slabs and related freight expenses, and higher labor costs and maintenance expenses. The average cost of sales per ton of long steel products increased by 5.9%, from USD435.0 in 2006 to USD460.8 in 2007, mainly due to an increase in prices of scrap and other raw materials.

Cost of sales, expressed as a percentage of net sales, increased to 76.1% during 2007, compared to 69.3% in 2006. The increase was due to higher costs of supplies, raw materials and labor costs, together with a shift in product mix towards products with a lower gross margin, and also the result of the consolidation of Grupo Imsa’s higher cost products beginning July 26, 2007.
Selling, general and administrative expenses
SG&A expenses in 2007 were USD 517.4 million, or 9.2% of net sales, compared to USD370.7 million, or 8.3% of net sales in 2006.
The increase in SG&A expenses reflects the consolidation of Grupo Imsa’s results beginning July 26, 2007, and the effect of higher freight costs in Argentina, partially offset by a decrease in freight costs in Mexico and higher taxes in Argentina.
Other operating income (expenses), net
Other operating income (expenses), net, increased by USD13.3 million in 2007, from a net loss of USD4.7 million for the fiscal year ended December 31, 2006, to a net income of USD8.5 million for the fiscal year ended December 31, 2007. Other operating expenses, net, in 2006 included a non-recurring loss of USD13.1 million resulting from the de-recognition of certain items of property, plant and equipment.
Operating income
Operating income totaled USD836.8 million in 2007, down 16.5% from 2006’s operating income of USD1,001.8 million. Operating income as a percentage of sales was 14.9% in 2007, compared to 22.3% in 2006. This variation was mainly due to lower sales in our North American markets and higher input costs for slabs and freight, partially offset by the consolidation of Grupo Imsa’s operations beginning July 26, 2007.
Financial expenses, net
Financial expenses, net, resulted in a net financial loss of USD130.0 million in 2007, compared to a net financial loss of USD103.3 million in 2006. The increase was due to:
•	an increase of USD36.3 million in interest expense, from USD96.8 million in 2006 to USD133.1 million in 2007, due to higher interest costs resulting from the indebtedness under the facilities entered into in connection with the Grupo Imsa transaction, partially compensated by an interest rate reduction;

•	an increase of USD14.3 million in net foreign exchange transactions, mainly related to the indebtedness under the facilities entered into in connection with the Grupo Imsa transaction;

•	an increase of USD5.7 million in other charges due to the issuance of letters of credit, payment of commissions and other financial costs arising from the higher level of activity;

•	all of which was partially offset by an increase of USD7.7 million in interest income, a gain of USD13.0 million related to changes in the fair value of derivatives and a decrease in debt issue costs of USD4.7 million.
Equity in earnings (losses) of associated companies
Ternium’s share in the results of associated companies (mainly Exiros) during 2007 was a gain of USD0.4 million, compared to a gain of USD0.7 million for 2006.

Income tax expense
During 2007, Ternium recorded an income tax expense of USD291.3 million, compared to an income tax expense of USD353.0 million for the fiscal year ended December 31, 2006. The decrease in income tax expense for the year 2007 is mainly due to the effect of lower taxes on our Mexican subsidiaries, compensated by higher taxes on our Argentine subsidiary.
Ternium’s effective tax rate for 2007 was 41%, compared to 39% in 2006. The effective tax rate is calculated as income tax on Ternium’s income before equity in earnings of associated companies, income tax and excess of fair value of net assets acquired over cost and minority interest.
Net income attributable to minority interest
Net income attributable to minority interest for the fiscal year ended December 31, 2007 was USD211.3 million, compared to USD195.2 million in 2006. The increase was mainly due to an increase of USD41.3 million related to Sidor, partially offset by a decrease in results attributable to Siderar’s minority interest of USD25.2 million.
Foreign Currency Fluctuations
See Item 11. “Quantitative and Qualitative Disclosure About Market Risk—Foreign Exchange Exposure Risk”.
Governmental Economic, Fiscal, Monetary or Political Policies or Factors
See Item 3. “Key Information—D. Risk Factors— Risks Relating to the Countries in Which We Operate”.
B. Liquidity and Capital Resources
We obtained funds from our operations and from short-term as well as long-term borrowings from financial institutions. These funds were primarily used to finance our working capital and capital expenditures requirements and acquisitions. We hold money market investments and variable-rate or fixed-rate securities from investment grade issuers. During 2008, we significantly decreased our financial indebtedness, from USD4,082.3 million at the end of 2007 to USD 3,267.3 million at the end of 2008, by using the proceeds from the sale of certain non-core U.S. assets to prepay indebtedness incurred in connection with the Grupo Imsa transaction.
Management believes that funds from operations will be sufficient to satisfy our current working capital needs, finance our capital expenditures and service our debt in the foreseeable future. While Ternium currently does not have credit facilities available for borrowing, management believes that Ternium could have access to external borrowing in case of any shortfalls. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

The following table shows the changes in our cash and cash equivalents, excluding funds placed in trust, for each of the periods indicated below:

	For the year ended December 31,
In thousands of U.S. dollars	2008	2007	2006(1)

Net cash provided by operating activities	517,513	936,418	754,008
Net cash provided by (used in) investing activities	350,530	(1,802,317)	(193,133)
Net cash provided by (used in) financing activities	(752,909)	1,359,046	(682,475)

Increase (decrease) in cash and cash equivalents	115,134	493,147	(121,600)
Effect of exchange rate changes	(17,518)	(258)	(315)
Cash and cash equivalents at the beginning of the year	1,125,830	632,941	754,856

Cash and cash equivalents at the end of the year	1,065,552	1,125,830	632,941

(1)	As of December 31, 2006, cash and cash equivalents do not include USD10.4 million of restricted cash.
Fiscal Year Ended December 31, 2008 compared to Fiscal Year Ended December 31, 2007
Overview
During 2008, Ternium’s primary source of funding was cash flows from its operating activities.
Cash and cash equivalents as of December 31, 2008, were USD1,065.6 million, a USD60.3 million (5.4%) decrease from to USD1,125.8 million at the end of the previous year. This decrease is attributable to the de-consolidation of Sidor’s cash and cash equivalents as of March 31, 2008 (USD157.9 million), which was partially offset by net cash generation of USD115.1 million. Net cash generation was the result of USD517.5 million provided by operating activities and USD350.5 million provided by investing activities, less USD752.9 million used in financing activities.
In addition to cash and cash equivalents, as of December 31, 2008, we held other current investments totaling USD90.0 million.
Operating activities
Net cash provided by operations was USD517.5 million in 2008, compared to USD936.4 million in 2007, which represented a 44.7% decrease. The main reasons for the variation in operating cash flow were:
•	a strong increase in working capital of USD1,071.5 million in 2008, compared to a decrease in working capital of USD97.7 million in 2007 (see below);

•	a decrease in taxes paid of USD91.6 million; and

•	an increase in interest paid of USD175.0 million, reflecting the accounting of interest payments for an entire year on the debt incurred in connection with the Grupo Imsa transaction;
partially offset by
•	an increase in our operating income of USD839.3 million; and

•	an increase in other liabilities of USD20.4 million in 2008, mainly due to an increase in payroll and social security liabilities at our Mexican subsidiary.
The significant variation in our working capital during 2008, as indicated above, was attributable to:
•	an increase of USD 821.7 million in inventory, mainly as a result of higher inventory costs and higher volumes (as shown in the table below);

	Change
	(in millions of USD)
	Price	Volume	Total
Finished Goods	106.0	(16.3)	89.7	(1)
Goods in process	435.0	143.3	578.2	(1)
Raw materials and supplies	172.6	181.2	353.8	(1)

Total	713.5	308.1	1,021.7	(1)

(1)	This amount was partially offset by a USD200.0 million write-down for net realizable value of inventory
and
•	a decrease in account payables of USD212.6 in 2008 million, mainly due to lower purchases of semi-finished steel products in the last quarter of 2008 in a context of weakening economic activity.
Higher inventory costs and higher volumes of raw materials and goods in process in 2008 were primarily attributable to higher input prices and increased demand. In particular, during the nine months of 2008, Ternium managed its inventory levels in Mexico with a view towards satisfying anticipated increased customer demand and preventing Ternium from missing out on sales opportunities. This upward trend reversed in the last quarter of 2008, generally as a result of the global crisis. In that context, Ternium began to implement a de-stocking process, with inventory levels decreasing as finished goods were sold and raw materials and supplies were replaced at a slower rate than before.
Investing activities
Net cash provided by investing activities in 2008 was USD350.5 million, compared to net cash used in investing activities of USD1,802.3 million in 2007. This significant variation was primarily attributable to the following events and factors:
•	the completion of the Grupo Imsa transaction in 2007, which resulted in a net cash outflow of USD1,538.8 million (a USD1,728.9 million payment, partially offset by acquired cash and cash equivalents of USD190.1 million);

•	a non-recurring income tax credit of USD297.7 million on taxes paid in connection with the Grupo Imsa transaction in 2007;

•	the proceeds from the sale of of certain non-core U.S. assets in 2008, amounting to USD718.6 million;

•	lower cash generated by discontinued operations, mainly Sidor (USD242.4 million in 2008, compared to USD419.3 million in 2007); and

•	an increase of USD243.6 million in capital expenditures (from USD344.3 million in 2007 to USD587.9 million in 2008).
Financing activities
Net cash used in financing activities was USD752.9 million in 2008, compared to net cash provided by financing activities of USD1,359.0 million in 2007. The variation was mainly due to a net repayment of borrowings of USD633.1 million in 2008, compared to net proceeds from borrowings of USD1,478.1 million in 2007 (in each case, such borrowings were mostly related to the Grupo Imsa transaction).

Fiscal Year Ended December 31, 2007 compared to Fiscal Year Ended December 31, 2006
Overview
During 2007, Ternium’s primary source of funding was cash flows from its operating activities. In the third quarter of 2007, we significantly changed the mix of financial resources as a result of the indebtedness incurred in connection with the Grupo Imsa transaction.
Cash and cash equivalents increased by 77.9%, or USD492.9 million, from USD632.9 million as of December 31, 2006 (not including USD10.4 million of restricted cash) to USD1,125.8 million as of December 31, 2007. This amount includes cash acquired in connection with the Grupo Imsa transaction, amounting to USD190.1 million. In addition to cash and cash equivalents, as of December 31, 2007, we held other current investments totaling USD65.3 million.
Operating activities
Net cash provided by operations was USD936.4 million in 2007, compared to USD754.0 million in 2006.
The main reasons for the variation in operating cash flow were:
•	a decrease in working capital of USD97.8 million in 2007, compared to an increase in working capital of USD 156.7 in 2007; and

•	a decrease in income from continuing operations of USD 130.2 million
Investing activities
Net cash used in investing activities was USD1,802.3 million in 2007, compared to USD193.1 million in 2006. The variation was mainly due to the Grupo Imsa transaction, which resulted in:
•	acquisitions of businesses in 2007 in an amount of USD1,518.3 million, equal to a total purchase consideration of USD1,728.9 million, net of acquired cash amounting to USD 190.1 million (in 2006, Ternium completed acquisition transactions for an aggregate amount of USD210.5 million, consisting principally of the purchase of a 50% equity interest in Acerex, S.A. de C.V. for USD44.6 million, the acquisition of tube manufacturing assets in Argentina from Acindar Industria Argentina de Aceros S.A. for USD55.2 million, and the purchase of a 4.85% equity stake in Siderar for USD107.5 million); and

•	an income tax credit of USD297.7 million in 2007 for income taxes paid in connection with the Grupo Imsa transaction.
Financing activities
Net cash provided by financing activities was USD1,359.0 million in 2007, compared to USD682.5 million of net cash used for financing activities in 2006. The variation was mainly due to the following events and factors:
•	net proceeds from borrowings of USD1,478.1 million during 2007, compared to net repayments of USD1,183.4 million during 2006 (this variation is mainly due to the borrowings made under the facilities entered into in connection with the Grupo Imsa transaction, to refinance existing indebtness of Grupo Imsa and Hylsa and to pay taxes, fees and expenses related to the transaction);

•	the Company’s initial public offering in 2006, which resulted in net proceeds from the sale of equity securities in an amount of USD525.0 million; and

•	dividend distributions to the Company’s shareholders of USD100.2 million in 2007.

Principal Sources of Funding
Funding Policies
Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. While Ternium currently does not have credit facilities available for borrowing, management believes that Ternium could have access to external borrowing in case of any shortfalls. We obtain financing primarily in U.S. dollars. Whenever feasible, management bases its financing decisions, including the election of term and type of the facility, on the intended use of proceeds for the proposed financing.
Financial Liabilities
Our financial liabilities currently consist of loans with financial institutions, debt securities in a non-material amount and minor overdrafts transactions. These facilities are mainly denominated in U.S. dollars. As of December 31, 2008, U.S. dollar-denominated financial liabilities represented 97.6% of total financial liabilities. Total financial debt decreased from USD4,082.3 million as of December 31, 2007, to USD3,267.3 million as of December 31, 2008. During 2008, Ternium’s bank borrowings (inclusive of principal and interest accrued thereon) decreased by USD815.0 million, principally due the repayment of a significant portion of principal and interest on borrowings related to prior acquisitions. As of December 2008, current borrowings were 29% of total borrowings, none of which corresponded to borrowings with related parties.
The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

In thousands of U.S. dollars	2008	2007		2006
Borrowings with related parties	—	—		2,161
Bank borrowings	3,267,327	4,082,311	(1)	1,054,934	(1)

Total borrowings	3,267,327	4,082,311		1,057,095

(1)	Net of debt issuance costs
The weighted average interest rates at December 31, 2008, 2007 and 2006 shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of those instruments at December 31, 2008, 2007 and 2006, respectively, after giving effect to any derivative financial instruments used to mitigate interest rate risk.

	2008	2007	2006

Bank borrowings	2.79%	6.15%	6.82%
The maturity of our financial liabilities is as follows:

	1 year	1 - 2	2 - 3	3 - 4	4 - 5	Over 5
At December 31, 2008	or less	years	years	Years	Years	Years	Total
Borrowings(1)(2)	941,460	542,882	493,427	1,289,558	—	—	3,267,327

Total borrowings	941,460	542,882	493,427	1,289,558	—	—	3,267,327

(1)	Borrowings are primarily bank borrowings with third parties. See “—Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities”.

(2)	Net of debt issuance costs.
For information on our derivative financial instruments, please see Item 11. “Quantitative and Qualitative Disclosures About Market Risk” and note 25 to our audited consolidated financial statements included in this annual report.

Most Relevant Borrowings
Our most relevant borrowings as of December 31, 2008, were incurred in relation to the Grupo Imsa transaction in July 2007.
Millions of U.S. dollars or Mexican pesos (as applicable)

				Outstanding principal
			Original principal	amount as of
Date	Borrower	Type	amount	December 31, 2008		Maturity
July 2007	Ternium Mexico	Syndicated loan	USD3,485.0	USD2,785.0	(1)	July 2012
May 2003	Ternium Mexico	Debt securities	MXN547.0	MXN547.0	(2)	May 2009
August 2007	Siderar	Term loan	USD60.0	USD60.0		August 2009
October 2008	Ternium Mexico	Term Loan	USD 100.0	USD 100.0	(3)	June 2009
October 2008	Ternium Mexico	Term Loan	USD 50.0	USD 50.0	(4)	April 2009
November 2008	Ternium Mexico	Term Loan	USD 43.0	USD 43.0		August 2009

(1)	On February 1, 2008, we completed the sale of our interests in Steelscape, Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of US$727 million. On February 28, 2008, we applied USD700.0 million of the proceeds of such sale to partially prepay loans under the syndicated loan agreement.

(2)	Ternium Mexico (formerly, Grupo Imsa) issued two series of debt securities (certificados bursátiles, or CEBURES) on the Mexican Stock Exchange. The series issued on September 6, 2002 matured in August 2008, while the series issued on May 29, 2003 matured in May 2009. Both series were repaid in full at maturity and are no longer outstanding.

(3)	As of the date of this annual report, this term loan is no longer outstanding. Principal payments on this term loan were made in February, March and June 2009, in the amount of USD20 million, USD55 million and USD25 million, respectively.

(4)	This term loan was repaid in full at maturity.
The main covenants in our syndicated loan agreement are limitations on liens and encumbrances, limitations on the sale or other dispositions of certain material assets, and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio).
As of December 31, 2008, we were in compliance with all covenants under our loan agreements. The current global recession and the resulting decline in the demand for steel and steel products, coupled with fluctuations in foreign currency exchange rates and other regulatory, business, economic and other factors (some of which are at least partially outside of our control), may affect our ability to comply with some covenants in the future, mainly due to their impact on our earnings. Such circumstances could trigger a need to modify or replace those loan agreements on less favorable terms, which could adversely affect our flexibility, cash flow and results. There can be no assurance that we would be able to modify or replace those loan agreements on satisfactory terms or at all. If we were unable to accomplish those actions, our loan agreements (which had outstanding balances totaling $2,937.6 million as of March 31, 2009) could become immediately due and payable.
For further information on our financial liabilities, borrowings and commitments please see notes 26 and 27(ii) to our audited consolidated financial statements included in this annual report.
C. Research and Development, Patents and Licenses, Etc.
See Item 4. “Information on the Company—B. Business Overview—Research and Development”.
D. Trend Information
See “—Overview.”
E. Off-Balance Sheet Arrangements
Ternium does not use “off-balance sheet arrangements” as such term is defined by applicable SEC rules. However, as described above, Ternium has various off-balance sheet commitments to purchase energy (gas, gas transportation and steam for the production of electricity, entered into by Siderar). Off-balance sheet commitments are discussed in note 27(ii) to our audited consolidated financial statements included in this annual report.

F. Contractual Obligations
The following table summarizes our contractual obligations at December 31, 2008, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
In millions of U.S. dollars	as of December 31,2008
		Less than 1	1-3	4-5	After 5
Contractual Obligations	Total	year	years	years	years
Borrowings(1)	3,267.4	941.5	1,036.3	1,289.6	—
Estimated interest payments(2)	116.9	53.3	48.5	15.1	—
Purchase Obligations(3) (4)	2,496.2	420.9	749.2	641.0	685.0

Total Contractual Obligations	5,880.5	1,415.7	1,834.0	1,945.7	685.0

(1)	Borrowings are primarily bank borrowings with third parties. See “—Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”

(2)	Variable rates used in the projection are the ones settled in the current interest period and are considered to be fixed over the years.

(3)	Includes contracts with TGN (gas transportation), Iberdrola (electricity), Tractebel (electricity) and Corus (slabs).

(4)	Purchase obligations includes Ternium Procurement’s obligations under the off-take agreement agreement with Corus to purchase approximately 0.5 million tons of slabs per year. This agreement was terminated after December 31, 2008. For further information, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments—Arbitration with Corus.”
G. Recent Developments
(a)	Sidor.
On May 7, 2009, we completed the transfer of our entire 59.7% interest in Sidor to CVG. The transfer was effected as a result of Venezuela’s Decree Law 6058, which ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises and declared the activities of such companies of public and social interest. While CVG had assumed operational control of Sidor on July 12, 2008, Ternium had retained formal title over the shares until May 7, 2009. Ternium agreed to receive an aggregate amount of US$1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid US$400 million in cash on May 7, 2009. The balance was divided in two tranches: the first tranche, of US$945 million, will be paid in six equal quarterly installments (the first such installment being due on August 7, 2009), while the second tranche will be paid at maturity in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level.
(b)	Annual General Shareholders Meeting.
On June 3, 2009, the Annual General Meeting of shareholders of the Company approved all resolutions on its agenda. Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements and annual accounts for the year ended December 31, 2008; re-elected Ubaldo Aguirre, Roberto Bonatti, Wilson Nélio Brumer, Marco Antônio Soares da Cunha Castello Branco, Carlos Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil as members of the board of directors to serve until the next annual shareholders meeting (to be held in June 2010); and re-appointed PricewaterhouseCoopers as Ternium’s independent auditors for the 2009 fiscal year.
In addition, the Annual General Meeting of shareholders resolved to authorize the Company and the Company’s subsidiaries to acquire shares of the Company, including shares represented by ADRs, at such times and on such other terms and conditions as may be determined by the board of directors of the Company or the board of directors or other governing body of the relevant Company subsidiary. See Item 16.E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information.

The board of directors subsequently re-appointed Paolo Rocca as its chairman and Daniel Novegil as Ternium’s chief executive officer, and confirmed Ubaldo Aguirre, Pedro Pablo Kuczynski and Adrián Lajous as members of the board’s audit committee, with Mr. Aguirre to continue chairing that committee. All three members of the audit committee are independent directors, as defined under our articles of association.
(c) Arbitration with Corus.
Grupo Imsa, together with Grupo Marcegaglia, Duferco International and Donkuk Steel were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers were required, in the aggregate, to purchase approximately 78% of the steel slab production of Corus’ Teeside facility in the North East of England, of which Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year.  In addition, the offtakers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to our wholly-owned subsidiary Ternium Procurement S.A. On April 7, 2009, Ternium Procurement, together with the other offtakers, declared the early termination of their respective off-take agreements with Corus pursuant to a provision allowing the offtakers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement.  Corus initially denied the occurrence of the alleged termination event and initiated an arbitration proceeding against the offtakers and Ternium Mexico seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus has not quantified but has stated would exceed the USD150 million maximum aggregate cap on liability of the offtakers under the off-take framework agreement. In addition, Corus threatened to submit to arbitration further claims in tort against the offtakers, and also threatened to submit such claims against certain third-parties to such agreements, including the Company. The offtakers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD150 million. On May 12, 2009, Corus, by a letter from its lawyers, alleged that the offtakers’s termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, however, would be maintained. As of the date of this annual report, the arbitration proceeding has not yet concluded.
Item 6. Directors, Senior Management and Employees
A.	Directors and Senior Management
Board of Directors
The Company’s articles of association provide for a board of directors consisting of a minimum of five members (when the shares of the Company are listed on a regulated market, as they currently are) and a maximum of fifteen. The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and which are not specifically reserved in the articles of association or by applicable law to the general shareholders meeting.
The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. A majority of the members of the board of directors in office present or represented at each board of director’s meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.
Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders meeting. The general shareholders meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote.
The Company’s current board of directors is composed of eleven directors, three of whom are independent directors. Pursuant to the terms of a shareholders’ agreement, dated July 20, 2005, between Usiminas and I.I.I.-Industrial Investments Inc., a wholly-owned subsidiary of San Faustín organized in the Cayman Islands and the Company’s direct controlling shareholder (“I.I.I. CI”), Usiminas is entitled to designate two directors and I.I.I. CI is entitled to designate the chief executive officer of the Company and seven directors (and, in the case of an increase in the total number of directors, a majority of such directors), one of whom shall be the chairperson of the board of directors. The shareholders’ agreement will remain in full force and effect so long as Usiminas and I.I.I. CI each hold at least 5% of the shares of the Company or until it is terminated by either of Usiminas or I.I.I. CI pursuant to its terms. Wilson Nélio Brumer and Marco Antônio Soares da Cunha Castello Branco were nominated by Usiminas and appointed as directors pursuant to this agreement.
In addition, on January 9, 2006, Tenaris and a wholly-owned subsidiary of San Faustín entered into a shareholders’ agreement, pursuant to which such San Faustín subsidiary is required to take all actions in its power to cause one of the members of the Company’s board of directors to be one nominated by Tenaris and any directors nominated by Tenaris only be removed pursuant to written instructions by Tenaris. Tenaris and San Faustín’s subsidiary also agreed to cause any vacancies on the board of directors to be filled with new directors nominated by either Tenaris or the San Faustín subsidiary, as applicable. On April 27, 2007, the San Faustín subsidiary assigned all of its rights and obligations under the shareholers’ agreement to I.I.I. CI. The shareholders’ agreement will remain in effect so long as each of the parties holds at least 5% of the shares of the Company or until it is terminated by either Tenaris or I.I.I. CI pursuant to its terms. Carlos A. Condorelli was nominated by Tenaris and appointed as a director pursuant to this agreement.
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
Within the limits of applicable law, the board of directors of the Company may delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided that such delegation shall be subject to prior authorization by the general shareholders’ meeting. On September 14, 2005, following the requisite authorization at the general shareholders’ meeting, the board of directors delegated such day-to-day management and authority to Daniel A. Novegil. On June 3, 2009, the Company’s annual general shareholders meeting re-elected Ubaldo Aguirre, Roberto Bonatti, Wilson Nélio Brumer, Marco Antônio Soares da Cunha Castello Branco, Carlos Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil as members of the board of directors to serve until the next annual shareholders meeting, which will be held in June 2010. The board of directors subsequently re-appointed Paolo Rocca as its chairman and Daniel Novegil as chief executive officer of the Company.
The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age.

			Years as	Age at
Name	Position	Principal Occupation	Director	December 31, 2008
Paolo Rocca(1)	Chairman	Chairman and CEO of Tenaris and Chairman of Ternium	4	56
Marco Antônio Soares da Cunha Castello Branco	Director	President-CEO of Usiminas	1	48
Ubaldo Jose Aguirre	Director	Managing Director of Aguirre, Gonzalez, Marx & Asociados S.A.	3	60
Roberto Bonatti(1)	Director	President of San Faustín	4	59
Carlos Condorelli	Director	Member of the Board of Tenaris	4	57
Adrián Lajous	Director	Energy advisor at McKinsey & Company	3	65
Wilson Nelio Brumer	Director	Chairman of the board of Usiminas	1	60
Bruno Marchettini	Director	Member of the board of San Faustín and Siderar	3	67
Daniel Novegil	Director	CEO of the Company	4	56
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustín	3	60
Pedro Pablo Kuczynski	Director	Partner of The Rohatyn Group	2	70

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Paolo Rocca. Mr. Rocca has served as the chairman of the Company’s board of directors since 2005. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. He is also chairman and chief executive officer of Tenaris and chairman of the board of directors of Tubos de Acero de México, S.A. (“Tamsa”). In addition, he is a member of the board of directors and vice president of San Faustín and a director of Techint Financial Corporation N.V. Mr. Rocca is vice chairman of the World Steel Association and member of the International Advisory Committee of NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.
Marco Antônio Soares da Cunha Castello Branco. Mr. Castello Branco has served as a director of the Company since 2008. He currently serves as President-CEO of Usiminas, a position to which he was appointed on April 29, 2008. He has held several positions within Mannesman (now Vallourec & Mannesmann Tubes) including Commercial Director and Chairman of the Board of Directors. Mr. Castello Branco is a Brazilian citizen.
Ubaldo Aguirre. Mr. Aguirre has served on the Company’s board of directors since 2006. He is a managing director of Aguirre, Gonzalez and Marx S.A., an Argentine investment banking firm, and also serves as a member of the board of directors of Juan Minetti S.A., a subsidiary of Holcim, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A. and since 2000 as member of the board of directors of URS Argentina S.A. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar. Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank—where he was responsible for that country’s external borrowing program and financial negotiations—Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre is an Argentine citizen.
Roberto Bonatti. Mr. Bonatti has served as a director of the Company since 2005. He is a grandson of Agostino Rocca. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustín, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Techint Compañía Técnica Internacional S.A.C.I. and Tecpetrol. He is also a member of the board of directors of Tenaris, Siderca and Siderar. Mr. Bonatti is an Italian citizen.
Carlos Condorelli. Mr. Condorelli has served as a director of the Company since 2005. He is currently a member of the board of directors of Tenaris. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including chief financial officer of Tenaris, finance and administration director of Tamsa, and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli is an Argentine citizen.
Adrián Lajous. Mr. Lajous has served as a director of the Company since 2006. Mr. Lajous currently serves as the senior energy advisor to McKinsey & Company, chairman of the Oxford Institute for Energy Studies, president of Petrométrica, S.C. and non-executive director of Schlumberger, Ltd. and Trinity Industries Inc. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Pemex in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. Mr. Lajous is a Mexican citizen.
Wilson Nélio Brumer. Mr. Brumer has served as a director of the Company since 2008. He is chairman of the board of directors of Usiminas, a position to which he was appointed on April 29, 2008. He was Secretary of State of Economic Development in the State of Minas Gerais, Brazil. He also served as Chairman and Vice-Chairman of the Board of Directors of Companhia Vale Do Rio Doce, Chairman of the Board of Directors of BHP Billiton in Brazil, and President of Acesita S.A. Throughout his career, Mr. Brumer served as member of the Board of Directors of several Brazilian companies and entities related to the steel industry. Mr. Brumer is a Brazilian citizen.

Bruno Marchettini. Mr. Marchettini has served on the Company’s Board of Directors since 2006. Mr. Marchettini is senior advisor in technological matters for the Techint group. Mr. Marchettini has retired from executive positions and is presently engaged as a consultant by Siderar. Mr. Marchettini is a director of San Faustin and Techint Financial Corporation N.V. Mr. Marchettini is an Italian citizen.
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
Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustín, a member of the board of directors of Tenaris, president of the Humanitas Group, and president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A, RCS Quotidiani and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.
Pedro Pablo Kuczynski. Mr. Kuczynski has served as a member of the Company’s Board of Directors since 2007. He was Prime Minister of Peru in 2005-2006 and prior to that he was the Minister of Economy and Finance from 2001. He was the Republic of Peru’s Minister of Energy and Mines in 1980-82. He was president until 2001 of a private equity firm he founded in 1992 after spending ten years as Chairman of First Boston International (today Credit Suisse) in New York. Since 2007, he is Senior Advisor to the Rohatyn Group, a firm specializing in emerging markets. He ran a bauxite mining company affiliated with Alcoa between 1977 and 1980. He began his career at the World Bank in 1961 and was in the 1970s head of its Policy Planning Division, Chief Economist for Latin America and Chief Economist of IFC. He was born in Peru in 1938 and educated in Peru and at Oxford and Princeton. Mr. Kuczynski is a United States and Peruvian national.
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
Under Luxembourg law, any director having a conflict of interest in respect of a transaction submitted for approval to the board of directors may not take part in the deliberations concerning such transaction and must inform the board of such conflict. Subject to certain exceptions, transactions in which any directors may have had an interest conflicting with that of the Company must be reported at the next shareholders’ meeting follwing any such transaction.
The general shareholders meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote, irrespective of the number of shares present or represented at the meeting.
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
Auditors
The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. Auditors are appointed by the general shareholders meeting, on the audit committee’s recommendation, through a resolution passed by a simple majority vote. Shareholders may determine the number and the term of the office of the auditors at the ordinary general shareholders’ meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the general shareholders meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors.
PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises, and, in connection with the Company’s annual and interim consolidated financial statements required under the laws of any other relevant jurisdiction, through Price Waterhouse & Co. S.R.L.) are the Company’s independent auditors for the year ending December 31, 2008.
Senior Management
The following table sets forth certain information concerning our senior management:

	Age at
Name	December 31, 2008	Position
Daniel Novegil	56	Chief Executive Officer; Director
Roberto Philipps	62	Chief Financial Officer
Ricardo Prósperi	46	International Area Managing Director
Julían Eguren	45	North Region Area Manager
Martín Berardi	51	South Region Area Manager
Oscar Montero Martínez	48	Planning and Operations General Director
Luis Andreozzi	58	Engineering and Environment Director
Miguel Punte	61	Human Resources Director
Rubén Bocanera	52	Chief Information Officer
Rubén Herrera	57	Quality and Product Director
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

Roberto Philipps. Mr. Philipps has served as the Company’s Chief Financial Officer since 2005. He joined Siderar in 1988 and was chief financial officer of Siderar and chief financial officer of Amazonia. He oversaw the restructurings of Sidor’s debt in 2000 and 2003 and the restructuring of Siderar’s debt in 2002. From 2003 to August 2005, he was the chief executive officer of TGN. He is also past president of the Argentine Financial Executives Institute (IAEF). Mr. Philipps is an Argentine citizen.
Ricardo Prósperi. Mr. Prósperi is our International Area Managing Director. From February 2007 to July 2008, he was chief executive officer of Sidor. He has held several other executive positions since joining the Techint group in 1985, such as Commercial Director of Siderar, Exports Manager of Sidor and Sales Manager of Siderar. He is also a director of Centro de Industriales Siderurgicos de Argentina (“CIS”), the Instituto Venezolano de Siderurgia (Venezuelan Steel Institute) (“IVES”), and the Latin-American Institute of Iron and Steel (“ILAFA”). Mr. Prósperi is an Argentine citizen.
Martín Berardi. Mr. Berardi is our South Region Area Manager. He began his career with the Techint group in 1980 as a trainee in Propulsora Siderúrgica. He has held several positions within the Techint group including in Propulsora Siderúrgica, Siat S.A.I.C. and Siderca. He served as managing director of Siat (1992-1995), managing director of Tamsa (1995-2000), president and chief executive officer of Sidor (2000-2004) and became managing director of Siderar in October 2004, a position which he held until he assumed his present position at the Company. He was president of the IVES between 2002 and 2004, and, since 2004, he is vice-president of CIS. Mr. Berardi is an Argentine citizen.
Julián Eguren. Mr. Eguren is our North Region Area Manager. Since January 2008, he is chief executive officer of Ternium Mexico. Prior to that, he served as chief executive officer of Sidor. He has held several other executive positions since joining the Techint group in 1987, such as commercial director of Sidor, chief executive officer of Tavsa, Tubos de Acero de Venezuela S.A., general manager of Socominter (Venezuela), economic planning manager and treasurer of Tamsa and commercial planning manager of Siderca. He is also a director of IVES, ILAFA and Matesi, Materiales Siderúrgicos S.A. (“Matesi”), and president of CAVEARG (Venezuelan Argentinean Chamber). Mr. Eguren is an Argentine citizen.
Oscar Montero Martínez. Mr. Montero is our Planning and Operations General Director. He began his career with the Techint group in 1984 as a commercial analyst in Siderar. Since then, he has held several positions within Siderar in the planning, commercial and procurement areas. In 1998, he assumed the position of strategic planning director of Sidor. Since 2005, he serves as planning and operations general director of the Company. Mr. Montero is an Argentine citizen.
Luis Andreozzi. Mr. Andreozzi is our Engineering and Environment Director. He began his career with the Techint group in 1968 as a trainee in Siderca. He has held several positions within other Techint group companies, including Techint Engineering Company, or TEING, Siderar and Sidor. Most recently, he served as construction manager of TEING (1986-1992), construction manager of Siderar (1992-1998), engineering and environment general manager of Sidor (1998-2004) and technology manager of the Techint Flat and Long Steel Division, a position he held until he assumed his present position at the Company. Mr. Andreozzi is an Italian citizen.
Miguel Punte. Mr. Punte is our Human Resources Director. In 1970, Mr. Punte joined Siderar, where he held several positions within the human resources department. In 1984, he joined Finma S.A., or Finma, an affiliate of the Techint group that provides human resources services to Techint group companies. At Finma, Mr. Punte served first as human resources manager and later as human resources director until 2005, when he was appointed human resources director of Siderar, a position that he held until he assumed his present position at the Company. Mr. Punte is an Argentine citizen.
Rubén Bocanera. Mr. Bocanera is our Chief Information Officer. He joined the Techint group in 1983 as a junior analyst with Siderca. Since then, he has held several positions in different Techint group companies, including project manager and automation and control manager of Siderca and Sidor, and chief information officer of Siderar. Since 2002, he is responsible for the information technology unit of the Techint Flat Steel Division. Mr. Bocanera is an Argentine citizen.

Rubén Herrera. Mr. Herrera is our Quality and Product Director since July 1, 2008. He is also Quality and Product Director of Ternium Mexico since 2007. Since joining the Techint group in 1990, he has held several other executive positions, including Mechanical Metallurgical Department Chief in Siderca’s Industrial Research Center, Product Manager of Siderar, and Quality and Product Director of Sidor. Mr. Herrera is an Argentine citizen.
B.	Compensation
The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. For the year ended December 31, 2008, each member of the board of directors received an amount of USD70 thousand as compensation for such postion, and the chairman of the board received, further, an additional fee of USD180 thousand. In addition, the directors who were members of the audit committee each received an additional fee of USD50 thousand, and the chairman of such committee received, further, an additional fee of USD10 thousand.
The aggregate compensation earned by directors and executive officers during 2008 amounted to approximately USD10,955 thousand.
On January 1, 2007, Ternium adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives may be granted a number of units, with the value of such units being determined based on the Company’s equity value (excluding minority interest.) Each unit entitles the holder thereof to receive cash amounts equal to the amount of dividends paid from time to time to the Company’s shareholders. Units vest over a four-year period and we will redeem vested units on the tenth anniversary of the grant date or when the employee ceases to be employed by us, whichever happens first; provided, however, that we are required to repurchase the units at full value (regardless of vesting) within ten business days of the death or permanent disability of the relevant beneficiary. Compensation under this program is not expected to exceed 35% of the total annual compensation of the beneficiaries. As of December 31, 2008, the outstanding liability corresponding to the program amounts to USD5.8 million, and the total value of the units granted to date under the program is USD 4.8 million.
C.	Board Practices
See “—Directors and Senior Management”.
There are no service contracts between any director and Ternium that provide for benefits upon termination of employment.
Audit Committee
On June 3, 2009, the Company’s board of directors re-appointed Ubaldo Aguirre, Adrián Lajous and Pedro Pablo Kuczynski as members of its audit committee, with Mr. Aguirre to continue chairing that committee. All three members of the audit committee are independent directors as defined under the Company’s articles of association. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.
Under our articles of association and the audit committee charter, the audit committee is required, among other things, to report to the board of directors on its activity and the adequacy of the Company’s systems of internal control over financial reporting. In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to the integrity of the Company’s financial statements and is responsible for making recommendations regarding the appointment, dismissal, compensation, retention and oversight of, and assess the independence of the Company’s independent auditors (see Item 16.C for additional information about the audit committee’s procedures with respect to our independent auditors). The audit committee also performs other duties imposed upon it by applicable laws and regulations of the regulated market or markets on which the shares of the Company are listed, as well as any other duty entrusted to it by the Company’s board of directors.

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
The following table shows the number of persons employed by Ternium and its consolidated subsidiaries as at the end of each of the past three financial years:

	At December 31,
	2008	2007	2006
Argentina	5,609	5,243	5,072
Mexico	9,456	9,570	7,469
Venezuela	—	5,537	5,660
Other	586	3,295	70

Total employees(1)	15,651	23,645	18,271

(1)	It does not include 1,255 outsourced employees in 2008, 3,894 outsourced employees in 2007, and 3,983 outsourced employees in 2006.
At December 31, 2008, the number of persons employed by Ternium was 15,651. During 2008, the aggregate number of employees decreased compared to 2007, mainly due to the de-consolidation of Sidor as from April 1, 2008, and the sale of certain non-core U.S. assets in February of that year.
Total employees increased in 2007 compared to 2006 mainly due to Grupo Imsa transaction.
Argentina
Most of Siderar’s employees are members of the Argentine steelworkers union (the Unión Obrera Metalúrgica de la República Argentina, or UOM) and are are covered by a collective agreement that includes all workers in the Argentine steel industry. The employees are also covered by certain complementary collective agreements between Siderar and the UOM that define specific issues related to any plant in particular (or Siderar as a whole), such as working structures, salary levels related to performance, productivity, production quantity and quality and the results of Siderar. These agreements are subject to periodic modification according to changing circumstances and are updated in relation to competitiveness, quality, security and efficiency goals.
As part of the privatization process in 1992, 20% of Siderar’s shares were sold to former employees of state-owned Somisa under the Programa de Propiedad Participada (the “Employee Stock Ownership Plan”). For further information see Item 4. “Information on the Company—C. Organizational Structure—Subsidiaries—Siderar.”
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
In the last five years, salaries in nominal terms have been increasing mainly due to a revaluation of the Argentine peso against the U.S. dollar and increases in salaries resulting from private agreements and government regulation. On March 31, 2009, agreement on salaries signed on June 5, 2008, between the employers’ entity representing steel companies in the collective bargaining —including Siderar— and the steelworkers unions expired. Negotiations between the parties are still underway.
We believe that Siderar maintains good relations with its unions, and the measures that it has taken in order to make Siderar more competitive have not resulted in significant labor unrest. In early 2009, following a decrease in the level of activity since the last quarter of 2008 due to the global economic downturn, Siderar downsized contractor and subcontractor activities and temporary personnel, triggering adverse reactions from the construction workers’ union and the steelworkers’ union. More recently, negotiations between Siderar and the steelworkers’ union regarding the annual bonuses related to results have been in progress for over three months, and the unions have called for work stoppages and other measures. These events have not had a significant impact on Siderar’s operations.
Under Argentine law, Siderar is required to pay an amount equal to up to 23% of its employees’ base salaries towards the social security system. Siderar must also withhold an additional percentage from salaries for contribution to such funds up to a certain amount. As from March 2009, the maximum salary from which social security contributions are withheld is fixed at ARP8,711.81 (Law n° 26417 and its regulations).

Under Argentine labor laws, when an employee is dismissed without cause, an employer must pay him severance equal to one month of its best, monthly and regular salary —calculated as detailed below— per each year of service or fraction of more than three months. In principle, the monthly and regular wage used as basis of calculation of severance may not be higher than three times the average wage under the collective bargaining agreement applicable in the relevant company, subject to certain limitations..
As of March 31, 2009, the average monthly salary of employees included in the steel industry collective bargaining agreement was ARP 5,668.17 and the average monthly salary of employees included in the supervisors’ collective bargaining agreement was ARP 12,740.19. For employees not included in any collective bargaining agreement, the cap applicable to the basis of calculation will be the most favorable one. In relation to these personnel, Siderar has a program in place that provides certain benefits in case of employment termination due to certain reasons, in addition to the severance payment provided by law.
Mexico
In Mexico, approximately 63% of Ternium employees are unionized, and the rest are not. Approximately 45% of Mexico’s unionized workers are members of FENASA (“Federación Nacional de Asociaciones Sindicales Autónomas”), the national federation of autonomous union associations, and 43% are members of FNSI (“ Federación Nacional de Sindicatos Independientes”), the national federation of independent unions. The unionized employees of Peña Colorada, however, are members of Sindicato de Trabajadores Mineros, Metalúrgicos y Similares de la República Mexicana. The applicable collective bargaining agreements are negotiated every two years and salary adjustments are made on an annual basis. Despite some minor social and union problems, Ternium’s subsidiaries maintain good relations with its labor force in Mexico and has never experienced a strike or work stoppage.
Under Mexican law, Ternium’s Mexican subsidiaries are required to pay their employees an annual benefit of approximately 10% of pre-tax income, calculated using a methodology similar to the methodology used for the calculation of the income tax.
E.	Share Ownership
To our knowledge, the total number of shares of the Company (including in the form of ADSs) owned by our directors and executive officers as of March 31, 2009 was 1,070,980, which represents 0.05% of our issued and outstanding shares. The following table provides information regarding share ownership by our officers and directors.

Director or Officer	Number of Shares Held
Adrián Lajous	740,560
Daniel Novegil	243,000
Roberto Philipps	82,600
Rubén Herrera	3,320
Ricardo Prósperi	1,500

Total	1,070,980

Item 7. Major Shareholders and Related Party Transactions
A.	Major Shareholders
The following table shows the beneficial ownership of our shares, as of March 31, 2009, by (1) our principal shareholders (persons or entities that own beneficially 5% or more of the Company’s shares), (2) our directors and executive officers as a group and (3) non-affiliated public shareholders.

Identity of Person or Group	Number	Percent
I.I.I. CI(1)	1,215,655,232	60.64%
Tenaris(2)	229,713,194	11.46%
Usiminas(3)	285,731,726	14.25%
Directors and executive officers as a group	1,070,980	0.05%
Public	272,572,310	13.60%

(1)	I.I.I. CI is controlled by San Faustín. Rocca & Partners controls a significant portion of the voting power of San Faustín and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustín.

(2)	Tenaris is controlled by I.I.I. CI, which is controlled by San Faustín. Rocca & Partners controls a significant portion of the voting power of San Faustín and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustín.

(3)	Usiminas holds its shares through a wholly-owned subsidiary.
As of March 31, 2009, 25,726,536 ADSs (representing 257,265,360 shares of common stock, or 12.83% of all outstanding shares of common stock of the Company) were registered in the name of 88 holders resident in the United States.
The voting rights of our principal shareholders do not differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a later date result in a change of control of the Company.
B.	Related Party Transactions
Ternium is a party to several related party transactions as described below. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see Item 6.C. “Directors, Senior Management and Employees—Board Practices—AuditCommittee.”
Grupo Imsa became a subsidiary of the Company on July 26, 2007, and consolidation of its results began on that date. Accordingly, transactions between Grupo Imsa and related parties for the year 2007 are only shown as related-party transactions for the Company to the extent attributable to periods beginning on or after such consolidation date.
As discussed elsewhere in this annual report, as from April 1, 2008, the Company ceased consolidating Sidor’s results of operations and cash flows and classified its investment in Sidor as an available-for-sale financial asset, with Sidor’s results and cash flows during each period prior to April 1, 2008 being presented as discontinued operations. Consequentely, transactions between Sidor and related parties for periods prior to the de-consolidation of Sidor are shown separately. For more information, see note 29 to our audited consolidated financial statements included elsewhere in this annual report and Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”
Purchases of Raw Materials
In the ordinary course of business, Ternium buys raw materials and other production inputs from subsidiaries of Tenaris. These purchases are made on similar terms and conditions to those purchases made by the Ternium companies from unrelated third parties. These transactions include:
•	purchase of ferrous scrap and other raw material, which amounted to USD28.8 million in 2008, USD19.7 million in 2007 and USD16.8 million in 2006.

•	purchase of steam and operational services from the Argentine electric power generating facility of Siderca for Siderar in San Nicolás. These purchases amounted to USD22.3 million in 2008, USD8.1 million in 2007 and USD6.4 million in 2006. The 2008 amount includes an aggregate liability to Siderca of USD10,980,987, which resulted from the renegotiation of prices for steam purchased during the period from February 2003 to October 2008, following the forced “pesification” of the long-term steam sales agreement between Siderar and Siderca to Argentine pesos at a one-to-one U.S. dollar to Argentine peso exchange rate in 2002.

Sales of Steel Products and Raw Materials
In the ordinary course of business, Ternium sells flat steel products, and raw materials to subsidiaries of Tenaris. These transactions include:
•	Sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to USD 91.6 million in 2008, USD36.6 million in 2007 and USD35.9 million in 2006.

•	Sales of pig iron, DRI, scrap, pellets and other raw materials to be used in the production of seamless pipes, which amounted to USD16.8 million in 2008, USD11.8 million in 2007 and USD23.7 million in 2006.
In certain circumstances, Ternium sells steel products to other companies in the Techint group. These sales amounted to USD0.1 million in 2008, USD0.4 million in 2007 and USD0.6 million in 2006.
All these sales are made on similar terms and conditions to those sales made by Ternium to unrelated third parties.
Purchase Agency Services
Until September 2006, Tenaris provided purchase agency services to us through its wholly-owned subsidiary Exiros. In October 2006, we acquired a 50% interest in Exiros, while Tenaris retained the remaining 50%. Now as a company jointly owned by the Ternium and Tenaris, Exiros continues acting as purchase agent for the Company, Tenaris and their respective subsidiaries.
In connection with Exiros’ services, Ternium paid fees amounting to USD24.2 million in 2008, USD17.8 million in 2007 and USD10.6 million in 2006.
Supply of Natural Gas
Siderar’s supplies of natural gas for operations are arranged with Tecpetrol, TGN, Litoral Gas and Energy Consulting Services. Tecpetrol is a Techint group company engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. TGN operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina. Litoral Gas is a company that distributes gas in the Province of Santa Fe and in the northeastern section of the Province of Buenos Aires. Energy Consulting Services is a company engaged in energy and management consulting, representing one of the major and most reliable natural gas traders in Argentina. The Techint group holds significant but non-controlling interests in TGN, Litoral Gas and Energy Consulting Services.
In March 2003, Siderar entered into an agreement with Tecpetrol under which Siderar paid USD17.3 million for the advance purchase of a total of 725 million cubic meters (up to 400 thousand daily cubic meters) of natural gas to be delivered over a period of 5 years. In May 2007, Tecpetrol canceled the contract pursuant to a termination clause that allowed any party to terminate the contract after the USD17.3 million paid for the advance purchase of natural gas were exhausted, and continues to supply gas at spot prices and on spot terms and conditions. In all the cases, prices charged by Tecpetrol are equivalent to or more competitive than those charged by Repsol YPF, Siderar’s principal gas supplier. Tecpetrol’s sales to Siderar amounted to USD1.3 million in 2008, USD7.1 million in 2007 and USD8.9 million in 2006.
TGN charges Siderar a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Ternium amounted to USD9.6 million in 2008, USD10.7 million in 2007 and USD4.0 million in 2006.
Litoral Gas distributes gas to Siderar’s northern plants. Litoral Gas’ sales to Ternium totaled USD 0.6 million in 2008, USD0.6 million in 2007 and USD0.7 million in 2006.

Energy Consulting Services provides Siderar with natural gas. Energy Consulting Services sales amounted to USD0.03 million in 2008, USD0.9 million in 2007 and USD1.4 million in 2006.
Provision of Engineering and Labor Services
Ternium contracts with certain Techint group companies engineering, construction, specialized labor and supervision services for civil and electromechanical works and non-specialist manual labor services, such as cleaning, general maintenance and handling of by-products. These services can usually be provided by other Techint group companies at more competitive prices than if Ternium performed them and are contracted out at market rates. Fees accrued for these services amounted to USD162.1 million in 2008, USD110.0 million in 2007 and USD116.8 million in 2006.
Sales and Purchases of Other Products and Services
Ternium entered into other transactions with Techint group companies. The most important ones include:
•	purchase of plant equipment and spare parts from Tenova S.p.A. (formerly Techint Compagnia Tecnica Internazionale) and other related companies, which amounted to USD5.2 million in 2008, USD9.6 million in 2007 and USD11.8 million in 2006.

•	purchases of steel products from Tenaris’s subsidiaries, which amounted to USD0.8 million in 2008, USD0.3 million in 2007 and USD3.3 million in 2006.

•	in July 2006, Ternium entered into annual contracts with Information Systems & Technologies, a subsidiary of Tenaris, for the provision of technology and information services. Since October 2008, these services have been provided by Siderca. Fees paid under this contract amounted to USD1.0 million in 2008, USD2.9 million in 2007 and USD1.6 million in 2006.
Financial Operations and Administrative Services
In order to finance the acquisition of Hylsamex, Ternium entered into certain subordinated convertible loans with related parties. Interest paid on those loans amounted to USD1.8 million in 2006.
Finma S.A., a company owned by various Techint group companies, provides administrative and legal support services to Techint group companies, including Siderar. In August 2006, Finma was reorganized and Siderar acquired 33.33% of its share capital. Fees accrued under this agreement amounted to USD8.6 million in 2008, USD6.5 million in 2007 and USD3.7 million in 2006.
Other Transactions
During 2008, Ternium acquired office space in Buenos Aires from Santa María S.A.I.F., a subsidiary of San Faustin, for an amount of USD0.4 million. In 2007, Ternium acquired office space in Buenos Aires from Santa María S.A.I.F. for an amount of USD3.8 million and sold office space in Buenos Aires to Tenaris for an amount of USD2.6 million.
Ternium sold welded steel pipes to Tenaris as part of orders to a Tenaris customer for an amount of USD0.5 million in 2008 and USD1.6 million in 2007.
Ternium Mexico earned royalties and technical assistance fees in respect of licensed technology to Matesi. These royalties and fees amounted to USD0.5 million in the first quarter of 2008, USD 0.5 million in 2007 and USD1.6 million in 2006.
In the ordinary course of business, from time to time, Ternium carries out other transactions and enters into other arrangements with Techint group companies, none of which are believed to be material.

Transactions between Sidor and related parties prior to April 1, 2008
Purchases of Raw Materials. Sidor bought ferrous scrap from a subsidiary of Tenaris in Venezuela for an amount of USD 0.5 million in the first quarter of 2008, USD3.0 million during 2007 and USD2.4 million during 2006.
Sales of Steel Products and Raw Materials. Sidor sold flat steel products, steel bars and raw materials to subsidiaries of Tenaris. These transactions included:
•	sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to USD10.0 million in the first quarter of 2008 and USD34.8 million in 2007.

•	sales of steel bars to be used in the production of seamless pipes, which amounted to USD4.6 million in the first quarter of 2008, USD45.8 million in 2007 and USD30.5 million in 2006.
Transactions with Matesi. Sidor established Matesi jointly with a subsidiary of Tenaris to operate an HBI production facility in Venezuela. As of December 31, 2008, Sidor held 49.8% of Matesi, while Tenaris held the remaining 50.2%. Transactions associated with this operation included:
•	purchases of HBI pursuant to an off-take agreement, which amounted to USD7.9 million in the first quarter of 2008, USD49.4 million in 2007 and USD77.3 million in 2006. The agreement establishes that Matesi is required to sell to Sidor, on a take-or-pay basis, 29.9% of Matesi’s HBI production, or up to 49.8% at the election of Sidor.

•	during 2004, Sidor entered into a management assistance agreement with Matesi. As part of this agreement, Sidor received fees from Matesi totaling USD0.1 million in the first quarter 2008, USD0.7 million in 2007 and USD1.1 million in 2006, related to the provision of managerial services.

•	as part of the investment agreement to finance the acquisition of Matesi’s assets and its start-up, in July 2004 Sidor granted a loan to Matesi for an outstanding amount at March 31, 2008, of USD 26.8 million. This loan bears interest at a rate of LIBOR plus 2%. Interest earned on this loan amounted to USD0.5 million during the first quarter of 2008, USD2.9 million in 2007 and USD3.6 million in 2006.

•	during 2006, Sidor entered into a Service Agreement with Matesi under which Sidor recycles by-products form Matesi’s operations into raw materials. Sidor provided services to Matesi for an amount of USD0.9 million in 2007 and USD1.5 million in 2006.

•	during 2007, Sidor entered into a Service Agreement with Matesi under which Matesi recycles pellets from Sidor into HBI. Sidor paid USD4.5 million in the first quarter of 2008 and USD2.4 million in 2007 pursuant to this agreement.
Provision of Engineering and Labor Services. Sidor contracted with certain Techint group companies engineering, construction, specialized labor and supervision services for civil and electromechanical works and non-specialist manual labor services, such as cleaning, general maintenance and handling of by-products. Fees accrued for these services amounted to UDS 10.7 million in the first quarter of 2008, USD28.3 million in 2007 and USD 19.1 million in 2006.
Sales and Purchases of Other Products and Services. Sidor entered into other transactions with Techint group companies, the most important of which was the purchase of plant equipment and spare parts from Tenova S.p.A. (formerly Techint Compagnia Tecnica Internazionale) and other related companies, which amounted to USD5.9 million in the first quarter of 2008, USD17.1 million in 2007 and USD19.8 million in 2006. In the ordinary course of business, from time to time prior to April 1, 2008, Sidor carried out other transactions and entered into other arrangements with Techint group companies, none of which are believed to have been material.

C.	Interest of Experts and Counsel
Not applicable.
Item 8. Financial Information
A.	Consolidated Statements and Other Financial Information
See Item 18 and pages F-1 through F-59 for our audited consolidated financial statements.
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
Tax matters relating to Siderar
The Argentine tax authority, the Administración Federal de Ingresos Públicos, or the “AFIP,” has challenged the income tax treatment of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP considered the treatment given by Siderar to these expenses to be incorrect and that they should be treated as investments or improvements that must be capitalized and, therefore, the AFIP made a reassessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD21.7 million.
Siderar appealed these assessments before the Argentine Tax Court. On April 13, 2005, Siderar was notified of a ruling issued by the Argentine Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 by USD14.1 million and instructing that the taxes be recalculated in accordance with this ruling. Siderar recorded a provision amounting to USD4.7 million as of December 31, 2008, as management of the Company considers there is a probable outflow of benefits. The ruling issued by the Argentine Tax Court regarding fiscal years 1995 and 1996 has been appealed by both AFIP and Siderar, but Siderar was required to pay the amounts (capital and interest) due to the AFIP pursuant to this ruling even if, at that time, Siderar’s appeal had not been resolved. The Argentine Tax Court approved the recalculation amounts and in December 2006 Siderar paid USD0.1 million. AFIP has subsequently appealed the Argentine Tax Court’s approval of the amount.
For information on legal proceedings commenced after December 31, 2008, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments—Arbitration with Corus.”

Dividend Policy
We do not have, and have no current plans to establish, a formal dividend policy governing the amount and payment of dividends or other distributions. The amount and payment of dividends will be determined by a simple majority vote at a general shareholders’ meeting, typically, but not necessarily, based on the recommendation of the Company’s board of directors. All shares of the Company’s capital stock rank pari passu with respect to the payment of dividends.
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
We conduct all of our operations through subsidiaries and, accordingly, our main source of cash to pay dividends is the dividends received from our subsidiaries. See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Structure of the Company—As a holding company, our ability to pay dividends and obtain financing depends on the results of operations and financial condition of our subsidiaries and could be restricted by legal, contractual or other limitations.” These dividend payments will likely depend on our subsidiaries’ results of operations, financial condition, cash and capital requirements, future growth prospects and other factors deemed relevant by their respective boards of directors, as well as on any applicable legal restrictions. See Item 3. “Key Information—D. “Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina” and Item 10. “Additional Information—B. Memorandum and Articles of Association—Dividends” for a discussion of the current Argentine restrictions on the payment of dividends.
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
The Company’s ADSs are listed on the NYSE under the symbol “TX.” Trading on the NYSE began on February 1, 2006. As of March 31, 2009, a total of 2,004,743,442 shares were registered in the Company’s shareholder register.

As of March 31, 2009, a total of 273,643,290 shares were registered in the name of the depositary for the Company’s ADR program. On June 26, 2009, the closing sales price for the Company’s ADSs on the NYSE was USD17.80.
New York Stock Exchange
As of March 31, 2009, a total of 27,364,329 ADSs were registered of record. Each ADS represents 10 shares of the Company’s stock. The Bank of New York Mellon acts as the Company’s depositary for issuing ADRs evidencing the ADSs. The following tables sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares, in the form of ADSs, traded on the NYSE.

	Price per ADS
Year	High	Low
2006	30.50	19.91
2007	42.48	23.30
2008	18.14	4.55

	Price per ADS
2007	High	Low
First quarter	30.74	23.00
Second quarter	31.80	25.28
Third quarter	34.18	23.30
Fourth quarter	42.48	30.88

	Price per ADS
2008	High	Low
First quarter	40.40	30.01
Second quarter	45.99	31.86
Third quarter	41.94	14.75
Fourth quarter	18.14	4.55

	Price per ADS
Last Six Months	High	Low
January 2009	11.39	8.02
February 2009	10.41	6.41
March 2009	7.95	5.46
April 2009	8.78	6.64
May 2009	17.52	8.41
June 1 to June 26, 2009	18.30	17.68
B.	Plan of Distribution
Not applicable.
C.	Markets
See “—Offer and Listing Details”.
D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.
Item 10. Additional Information
A.	Share Capital
Not applicable.
B.	Memorandum and Articles of Association
General
The following is a summary of certain rights of holders of the Company’s shares. These rights are set out in the Company’s articles of association or are provided by applicable Luxembourg law, and may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States of America. This summary is not exhaustive and does not contain all information that may be important to you. For more complete information, you should read the Company’s articles of association, which are attached as an exhibit to this annual report.
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
The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of the date of this annual report, there are 2,004,743,442 shares issued. All issued shares are fully paid.
The Company’s articles of association currently authorize the board of directors, for a period that ends on October 26, 2010, to issue shares within the limits of its authorized share capital at such times and on such terms and conditions as the board of directors or its delegates may determine. Accordingly, until October 26, 2010, shares may be issued up to the authorized share capital limit of US$3.5 billion by a decision of the board of directors.
The Company’s shareholders have authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital. However, if and from the date the Company’s shares are listed on a regulated market (and only for as long as they are so listed), any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then existing shareholders (as set out in the articles of association), except in the following cases (in which cases no pre-emptive rights shall apply):
(a)	any issuance of shares for, within, in conjunction with or related to, an initial public offering of the Company’s shares on one or more regulated markets (in one or more instances);

(b)	any issuance of shares against a contribution other than in cash;

(c)	any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply by provision of the Company’s articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares for cash; and

(d)	any issuance of shares (including by way of free shares or at a discount), up to an amount of 1.5% of the issued share capital of the Company, to the Company’s directors, officers, agents or employees, to the directors, officers, agents or employees of the Company’s direct or indirect subsidiaries or of the Company’s affiliates, including without limitation the direct issue of shares upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of, or in relation to, compensation or incentive of any such persons.
Our authorized share capital is fixed by our articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting.
Dividends
Subject to applicable law, all shares (including shares underlying ADSs) are entitled to participate equally in dividends when, as and if declared by the shareholders at the ordinary general shareholders’ meeting, out of funds legally available for such purposes. Under Luxembourg law, claims for dividends will lapse five years after the date such dividends are declared. However, we may elect to pay a declared dividend after such period. The shareholders may, at the ordinary general shareholders’ meeting, which every shareholder has the right to attend in person or by proxy, declare a dividend under Article 21 of the Company’s articles of association.
Under Article 21 of the articles of association, our board of directors has the power to distribute interim dividends in accordance with the conditions that apply to commercial companies set forth in particular in Section 72-2 of the Luxembourg law of August 10, 1915, on commercial companies.
Voting Rights; Shareholders’ Meetings; Election of Directors
Each share (including shares underlying ADSs) entitles the holder to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law and the Company’s articles of association. Notices of such meetings must be published twice, at least at eight-day intervals, the second notice appearing at least eight days prior to the meeting, in the Luxembourg Official Gazette and in a leading newspaper having general circulation in Luxembourg. If an extraordinary general shareholders’ meeting is adjourned for lack of a quorum, notices must be published twice, in the Luxembourg Official Gazette and two Luxembourg newspapers, at 15-day intervals, the second notice appearing at least 15 days prior to the meeting. In case our shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also be published in accordance with the publicity requirements of such regulated market. No attendance quorum is required at annual ordinary general shareholders meetings and resolutions are adopted by a simple majority vote of the shares present or represented and voted at the meeting. An extraordinary general shareholders meeting must have a quorum of at least 50% of the issued and outstanding shares. If a quorum is not reached, such meeting may be reconvened at a later date with no quorum requirements by means of the appropriate notification procedures provided for by Luxembourg company law. In both cases, Luxembourg company law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting be adopted by a two-thirds majority vote of the shares present or represented. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at annual ordinary general shareholders meetings. Cumulative voting is not permitted. As the Company’s articles of association do not provide for staggered terms, directors are elected for a maximum of one year and may be reappointed or removed at any time, with or without cause, by resolution passed by a simple majority vote of the shares present or represented and voted.
The Company’s articles of association provide that annual ordinary general shareholders meetings, at which its annual financial statements are approved and the members of its board of directors are appointed, must take place in Luxembourg on the first Wednesday of every June at 2:30 p.m., Luxembourg time. If that day is a legal or banking holiday in Luxembourg, the meeting shall be held on the following business day.

Any shareholder who holds one or more shares of the Company on the fifth calendar day preceding the general shareholders’ meeting (the “Record Date”) shall be admitted to a general shareholders’ meeting. Those shareholders who have sold their shares between the Record Date and the date of the general shareholders’ meeting, may not attend or be represented at the meeting.
In the case of shares held through fungible securities accounts, each shareholder may exercise all rights attached to his shares and, in particular, may participate in and vote at shareholders’ meetings of the Company upon presentation of a certificate issued by the financial institution or professional depositary holding the shares, evidencing such deposit and certifying the number of shares recorded in the relevant account on the Record Date. Such certificate must be filed at least five days before the meeting with the Company at its registered address or at the address stated in the convening notice or, in case the shares of the Company are listed on a regulated market, with an agent of the Company located in the country of the listing and designated in the convening notice. In case any such holder wishes to vote by proxy, the holder shall have to present a completed proxy form together with the certificate previously referred, by the same date and time and at the same addresses.
The board of directors and the shareholders’ meeting may, if they deem so advisable, reduce these periods of time for all shareholders and admit all shareholders (or their proxies) who have filed the appropriate documents to the general shareholders’ meeting, irrespective of these time limits.
Access to Corporate Records
Luxembourg law and the Company’s articles of association do not generally provide for shareholder access to corporate records. Shareholders may inspect the annual accounts and auditors’ reports at the Company’s registered office during the fifteen-day period prior to a general shareholders’ meeting.
Appraisal Rights
In the event the shareholders approve any of the following:
•	the delisting of the Company’s shares from all regulated markets where the Company’s shares are listed at that time, excluding a delisting made pursuant to an offer to all of the Company’s shareholders made by a business entity subject to common control with the Company, whereby such business entity offers to issue, in exchange for the Company’s shares, shares to be listed on the same regulated market(s) on which the Company’s shares are listed;

•	a merger in which the Company is not the surviving entity (unless the shares or other equity securities of such entity are listed on the New York or London stock exchanges);

•	a sale, lease, exchange or other disposition of all or substantially all of the Company’s assets;

•	an amendment to the Company’s articles of association that has the effect of materially changing its corporate purpose;

•	the relocation of the Company’s domicile outside the Grand Duchy of Luxembourg; or

•	amendments to the Company’s articles of association that restrict the rights of its shareholders (excluding any amendments in relation with, or to, the authorized share capital and/or the waiver or suppression of any preferential subscription rights relating thereto);
dissenting or absent shareholders have the right to have their shares repurchased by the Company at (i) the average market value of the shares over the 90 calendar days preceding the applicable general shareholders’ meeting or (ii) in the event that the Company’s shares are not traded on any regulated market, the amount that results from applying the proportion of the Company’s equity that the shares being sold represent over the Company’s net worth as determined in its last consolidated financial statements approved by the shareholders or in its last interim consolidated financial statements approved by the board of directors, whichever is more recent. Shareholders who voted in favor of the relevant resolution are not entitled to exercise this right.

Dissenting or absent shareholders must present their claim within one month following the date of the applicable general shareholders’ meeting and supply the Company with evidence of their shareholding at the time of such meeting. The Company must (to the extent permitted by applicable laws and regulations and in compliance therewith) repurchase its shares within six months following the date of the applicable general shareholders’ meeting. If delisting from one or more, but not all, of the regulated markets where the Company’s shares are listed is approved by the shareholders, only dissenting or absent shareholders with shares held through participants in the local clearing system for that market or those markets can exercise this appraisal right if:
•	they held the shares as of the date of the announcement by the Company of its intention to delist or as of the date of publication of the first convening notice for the general shareholders’ meeting that approved the delisting;

•	they present their claim within one month following the date of the general shareholders’ meeting and supply evidence of their shareholding as of the date of the Company’s announcement or the publication of the first convening notice to the meeting; and

•	the delisting is not being made pursuant to an offer to all of the Company’s shareholders made by a business entity subject to common control with the Company, whereby such business entity offers to issue, in exchange for the Company’s shares, shares to be listed on the same regulated market(s) on which such dissenting or absent shareholders hold their shares through participants in the local clearing system for that market or markets.
In the event a shareholder exercises its appraisal right, applicable Luxembourg law provisions shall apply.
Distribution of Assets on Winding-up
In the event of the Company’s liquidation, dissolution or winding-up, the net assets remaining after allowing for the payment of all debts, charges and expenses shall be paid out to holders of the Company’s shares in proportion to their respective holdings.
Transferability and Form
The Company’s articles of association do not impose restrictions on the transfer of its shares. The shares are issuable in registered form.
Pursuant to the Company’s articles of association, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by such shareholder and the amount paid on each share in our shareholders’ register. In addition, the Company’s articles of association provide that shares may be held through fungible securities accounts with financial institutions or other professional depositaries. Shares held through fungible securities accounts have the same rights and obligations as shares recorded in the Company’s shareholders’ register.
Shares held through fungible securities accounts may be transferred in accordance with customary procedures for the transfer of securities in book-entry form. Shares that are not held through fungible securities accounts may be transferred by a written statement of transfer signed by both the transferor and the transferee or their respective duly appointed attorney-in-fact and recorded in our shareholders’ register. The transfer of shares may also be made in accordance with the provisions of Article 1690 of the Luxembourg Civil Code. As evidence of the transfer of registered shares, the Company may also accept any correspondence or other documents evidencing the agreement between transferor and transferee as to the transfer of registered shares.
BGL Société Anonyme maintains the Company’s shareholders’ register.

Repurchase of Company Shares
The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of August 10, 1915, as amended. See Item 16.E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information on the authorization granted on June 3, 2009, by the Company’s annual general shareholders meeting to the Company or its subsidiaries to repurchase the Company’s shares, including shares represented by ADRs.
Limitation on Securities Ownership
There are no limitations currently imposed by Luxembourg law or the articles of association on the rights of non-resident shareholders to hold or vote the Company’s shares.
Change in Control
The Company’s articles of association do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. In addition, the Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company.
There are no rights associated with the Company’s shares other than those described above.
C.	Material Contracts
For a summary of any material contract entered into by us outside of the ordinary course of business during the last two years, see Item 4. “Information on the Company—B. Business Overview—Raw Materials and Energy.” For a summary of the notes evidencing CVG’s indebtedness to the Company in connection with the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”
D.	Exchange Controls
Many of the countries which are important markets for us or in which we have substantial assets have a history of substantial government intervention in currency markets, volatile exchange rates and government-imposed currency controls. These include Argentina and Mexico. Currently, only Argentina has exchange controls or limitations on capital flows—including requirements for the repatriation of export proceeds—in place.
Argentina
Since 2002, the Argentine government has maintained a “dirty” float of the peso. In addition, following the enactment of the Public Emergency and Foreign Exchange System Reform Law No. 25,562 in January 2002, several rules and regulations have been introduced to reduce volatility in the ARP/USD exchange rate. Below is a summary of the principal limitations on the transfer of foreign currency in and out of Argentina:
•	the proceeds of certain foreign financial debt incurred by Argentine residents (including private Argentine entities) as well as certain inflows for the purpose of investments in the capital markets must remain in Argentina for at least 365 calendar days and post a non-transferable, non-remunerated deposit denominated in U.S. dollars for an amount equal to 30% of the underlying transaction. This deposit shall be held for a period of 365 calendar days and may not be used as collateral in any credit transaction;

•	outflows from proceeds of investments in capital markets are restricted and subject to certain requirements, such as, in certain cases, the mantainance of the investment for a specific period of time;

•	inflows and outflows of foreign currency through the local exchange market, and indebtedness transactions by local residents that may result in a foreign currency payment to non-residents, must be registered with the Argentine Central Bank; and

•	funds from export revenues or financial loans received that are credited in foreign currency overseas must be converted into local currency and credited to a local banking account within a specific period of time.
Regulations issued by the Argentine Central Bank establish specific exceptions pursuant to which some of these requirements may not apply to foreign trade, export finance-related transactions and certain medium term financial loans (subject to compliance with certain requirements), nor to the primary placement of publicly traded securities listed in one or more regulated markets.
Increasingly during 2008 and into 2009, the Argentine government has been imposing new restrictions on foreign exchange outflows, including through certain transactions on securities traded locally. Also, in October 2008, the time periods for the repatriation of export revenues credited in foreign currency overseas were, in practice, substantially shortened.
For additional information regarding factors affecting the value of the Argentine peso, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina.”
The market exchange rate of the Argentine peso against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market, although the Argentine government, acting through the Argentine Central Bank, has a number of means by which it may act to maintain exchange rate stability. See Item 3. “Key Information—D. Risk Factors—Risks Relating to our Business— Changes in exchange rates or any limitation in the Ternium companies’ ability to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.” During 2008 the Argentine Central Bank maintained the value of the U.S. dollar around ARP3.0 and ARP3.2 per U.S. dollar. However, during the first four months of 2009, the exchange rate between the U.S. dollar and the Argentine peso has been following an upward trend, closing at ARS 3.72/USD on March 31, 2009.
Mexico
Between November 1991 and December 1994, the Mexican Central Bank maintained the exchange rate between the U.S. dollar and the Mexican peso within a predetermined range through intervention in the foreign exchange market. The Mexican Central Bank intervened in the foreign exchange market as the exchange rate reached either the minimum or the maximum of the predetermined range in order to reduce day-to-day fluctuations in the exchange rate. On December 20, 1994, the Mexican government modified the predetermined range within which the Mexican peso was permitted to float by increasing the maximum Mexican peso price of the U.S. dollar by MXN0.53, which implied an effective 15.3% devaluation of the Mexican peso. On December 22, 1994, the Mexican government suspended intervention by the Mexican Central Bank in the foreign exchange market and allowed the Mexican peso to float freely against the U.S. dollar. Factors that contributed to this decision included the size of Mexico’s current account deficit, a decline in the Mexican Central Bank’s foreign exchange reserves, rising interest rates for other currencies (especially the U.S. dollar) and reduced confidence in the Mexican economy on the part of investors due to political uncertainty associated with events in the state of Chiapas and presidential and congressional elections in that year. The value of the Mexican peso suffered a steep deterioration against the U.S. dollar, declining by 42.9% from December 19, 1994 to December 31, 1994. The Mexican government has since allowed the Mexican peso to float freely against the U.S. dollar. Since September 2008, the value of the Mexican peso against the U.S. dollar has been rapidly declining, mainly as a consecuence of the global economic downturn. Throughout 2008, the Mexican peso suffered a 24.6% devaluation with respect to the U.S. dollar, and suffered an additional devaluation of 2.8% during the first quarter of 2009.
Historically, the Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Mexican pesos to U.S. dollars and the terms of NAFTA—to which Mexico is a signatory— generally prohibit exchange controls, the Mexican government could institute a restrictive exchange control policy in the future.

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
Following a decision by the European Commission, the Grand-Duchy of Luxembourg terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly-listed companies —including us— are entitled to continue benefiting from their current tax regime until December 31, 2010.
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
Taxation of dividends
Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend the Company pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends the Company pays with respect to the ADSs generally will be qualified dividends.
You must include any Luxembourg tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain.
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
Dividends will be income from sources outside the United States of America and depending on your circumstances, will generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.
Taxation of capital gains
Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011, is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

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
We are required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by the Company at the SEC’s public reference room at 100 F.Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.
We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended as applied to foreign private issuers (the “Exchange Act”). Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We prepare quarterly and annual reports containing consolidated financial statements in accordance with IFRS. Our annual consolidated financial statements are certified by an independent accounting firm. We submit quarterly financial information to the SEC on Form 6-K simultaneously with or promptly following the publication of that information in Luxembourg or any other jurisdiction in which our securities are listed, and will file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from the close of the fiscal year on December 31. These quarterly and annual reports may be reviewed at the SEC’s Public Reference Room. Reports and other information filed electronically with the SEC are also available at the SEC’s website.
As a foreign private issuer under the Securities Act, we are not subject to the proxy rules of Section 14 of the Exchange Act or the insider short-swing profit reporting requirements of Section 16 of the Exchange Act.
We have appointed The Bank of New York Mellon to act as depositary for our ADSs. During the time the deposit agreement remains in force, we will furnish the depositary with:
•	our annual reports; and

•	summaries of all notices of general meetings of shareholders and other reports and communications that are made generally available to our shareholders.

The depositary will, as provided in the deposit agreement, if we so request, arrange for the mailing of summaries in English of the reports and communications to all record holders of our ADSs. Any record holder of ADSs may read the reports, notices, or summaries thereof, and communications at the depositary’s office located at 480 Washington Blvd., Jersey City, New Jersey 07310.
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
The following tables provide a breakdown of Ternium’s debt instruments at December 31, 2008 and 2007, which included fixed and variable interest rate obligations detailed maturity date:

At December 31, 2008	Expected maturity date, as of December 31,
In thousands of U.S. Dollars	2009	2010	2011	2012	2013	Thereafter	Total
Non-current Debt
Fixed Rate Floating Rate		542,882	493,427	1,289,558			2,325,867

Current Debt
Fixed Rate	227,276						227,276
Floating Rate	714,184						714,184

Total (1) (2)	941,460	542,882	493,427	1,289,558			3,267,327

At December 31, 2007	Expected maturity date, as of December 31,
In thousands of U.S. Dollars	2009	2010	2011	2012	2013	Thereafter	Total
Non-current Debt
Fixed Rate						7,661	7,661
Floating Rate		370,407	319,790	1,732,767	1,210,473	34,974	3,668,411

Current Debt
Fixed Rate	186,977						186,977
Floating Rate	219,262						219,262

Total (1) (2)	406,239	370,407	319,790	1,732,767	1,210,473	42,635	4,082,311

(1)	Borrowings are primarily bank borrowings with third parties. See Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities”.

(2)	As most borrowings are subject to floating rates that approximate market rates, with contractual repricing that occurs every three to six months, the fair value of each borrowing approximates its carrying amount and is not disclosed separately.

Our nominal weighted average interest rate for our debt instruments was 2.79% and 6.15% for 2008 and 2007, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2008, and 2007, respectively.
Total Debt by Currency

In thousands of U.S. Dollars	2008	2007
USD	3,188,169	3,995,606
MXN	40,404	84,638
ARS	38,754	2,067

Total	3,267,327	4,082,311

Interest Rate Exposure Risk
Interest rate movements create a degree of risk by affecting the amount of Ternium’s interest payments and the value of Ternium’s fixed rate debt. Most of Ternium’s long-term borrowings are at variable rates that are partially fixed through swaps and options. Ternium’s total variable interest rate debt amounted to USD3,040 million (93% of total borrowings) for the year ended December 31, 2008 and USD3,888 million (95% of total borrowings) for the year ended December 31, 2007.
Interest Rate Derivative Contracts
As of December 31, 2008, most of the Company’s long-term borrowings were at variable rates.
Ternium Mexico entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt.
On February 23, 2007, Ternium Mexico entered into four interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD250 million, in an average range of 4.16% to 6.00%. These agreements expire in November 2011 and March 2012.
On September 21, 2007, Ternium Mexico entered into several interest rate collars that fix the interest rate to be paid over an aggregate notional amount of USD 1,500 million, in an average range of 3.28% to 5.50%. These agreements expire in July 2009.
On June 18, 2008, Ternium Mexico entered into four knock-in swap agreements over an aggregate notional amount of USD 894 million, in an average swap level of 5.22% and a knock-in (“KI”) level of 2.5%. These agreements expire in July 2012. As of December 31, 2008, these contracts were accounted for under the hedge accounting method and generated a pre-tax reserve in equity for USD 70,241 thousand.
As of December 31, 2008, Ternium Mexico was a party to interest rate collar and knock-in swaps agreements as detailed in the table below:

At December 31, 2008	Total	Fair Value

Interest Rate Collars Ternium Mèxico
Contract amount (in USD thousands)	250,000	(16,754)
Average fixed pay range	6.00%—4.16%

Contract amount (in USD thousands)	1,500,000	(10,158)
Average fixed pay range	5.50%—3.28%
Floating received rate

Knock-in swap agreements
Contract amount (in USD thousands)	894,000	(70,241)
Average swap level and knock-in level	5.22%—2.50%

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
The following table shows a breakdown of Ternium’s assessed balance sheet exposure to currency risk as of December 31, 2008. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million	Functional Currency
Exposure to	USD		MXN	ARS
US dollar (USD)	(n/a	)	(2,286.3)	(152.8)
EU euro (EUR)	30.2		(6.4)	55.2
Other currencies	1.1		—	—
We estimate that if the Argentine peso and Mexican peso had devaluated by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 24.3 million lower, as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables and borrowings. This effect would have been offset by the change in the currency translation adjustment recorded in equity.
Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 3.3 billion, the currency translation adjustment included in total equity would have been USD 33.4 million lower, arising from the adjustment on translation of the equity related to the Mexican peso and the Argentine peso.
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
Beginning in November 2008, Siderar entered into several forward agreements to manage the exchange rate exposure generated by its sales in Euros. The notional amount covered as of December 31, 2008 was EUR 9.2 million with an average forward price of 1.30 US Dollars per Euro.
During December 2008, Siderar hedged its purchases of machinery denominated in Canadian dollars (“CAD”) with a zero cost collar for a notional amount of CAD 1.9 million and strike prices of 1.17 and 1.30. This contract was settled in January 2009.

As of December 31, 2008, Prosid Investments had several non-deliverable forward (NDF) agreements with a notional amount of ARP100 million at an average exchange rate of 3.62 Argentine pesos per U.S. dollar. These NDF agreements cover indirect exposure of short term debt denominated in Argentine pesos. These NDF agreements were settled in January 2009.
During 2003, Ternium Mexico entered into a cross currency swap contract with Bank of America to manage its exposure to changes in the Mexican peso against the U.S. dollar and the impact of the floating interest rate changes on certain debt certificates. As of December 31, 2008, the notional amount totaled USD 52.6 million and the fixed interest rate was 9.30% per annum. This agreement was settled on May 27, 2009.
Furthermore, during December 2008, our wholly-owned subsidiary Ternium Treasury Services entered into a forward agreement over an aggregate notional amount of 14 million Euro, at an exchange rate of 1.43 U.S. dollars per Euro, to manage its exposure to investments in Euros. This forward was settled on January 20, 2009.
The net fair values of the exchange rate derivative contracts as of December 31, 2008 and December 31, 2007 were:

USD
Thousands			Fair Value at December 31,
Currencies	Contract	Notional amount	2008	2007
USD/EUR	Forward	31,935	(423)	—
CAD/USD	Collar	1,613	6	—
MXN/USD	Cross Currency Swap	52,583	(12,678)	(2,486)
MXN/USD	Forward		—	(1,220)
ARS/USD	ND Forward	27,751	1,058	(30)

			(12,037)	(3,736)

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
Natural Gas
As discussed in Item 4. “Information on the Company—B. Business Overview—Raw Materials and Energy”, Siderar covers its needs for the supply of natural gas at sport market conditions. On the other hand, Ternium Mexico purchases all of its natural gas from Pemex and GIMSA. Natural gas is affected by commodity pricing and is, therefore, subject to price volatility caused by weather, production problems and other factors that are outside Ternium Mexico’s control and which are generally unpredictable. Ternium Mexico constantly monitors the natural gas markets to manage this exposure.

Commodities Derivative Contracts
Ternium Mexico entered into derivative structures to manage the impact of the fluctuation of natural gas price over its cost.
As of December 2008, Ternium Mexico had two structures outstanding with an aggregate notional amount of 7 million MMBTU (100 contracts a month). These structures cover 23% of Ternium Mexico’s natural gas consumption until July 2009. As of December 31, 2008, these contracts were accounted for under the hedge accounting method and generated a pre-tax reserve in equity for USD 12,338 thousand.

			Fair value at December 31,
Contract	Average price	Notional amount	2008	2007
Call — Purchases	9.79/9.55	7,000 MMBTU	129	1,200
Call — Sales	13.50	7,000 MMBTU	(7)	(29)
Put — Sales	9.79@KI 7.50 /9.55@KI 6.80	7,000 MMBTU	(21,248)	(594)
Put — Purchases	6.50	7,000 MMBTU	8,788	—

			(12,338)	577

Other Commodities and raw materials
In the past, management has used commodity derivative instruments to cover fluctuations in the market prices of certain raw materials used in the production processes, such as zinc, aluminum and tin. While these markets are monitored periodically, during 2007 and 2008 Ternium has not hedged any commodity positions other that those of natural gas.
Item 12. Description of Securities Other Than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Exchange Act as of December 31, 2008. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.
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
Based on this assessment, management has concluded that Ternium’s internal control over financial reporting, as of December 31, 2008, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.
The effectiveness of Ternium’s internal control over financial reporting as of December 31, 2008 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm.”
Change in Internal Control over Financial Reporting
During the period covered by this report, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
On June 3, 2009, our board of directors has determined that none independent member of the audit committee, meet the attributes defined in Item 16A of Form 20-F for “audit committee financial experts”. We do not have an audit committee financial expert because we have concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time as it deems necessary, engages persons that meet all of the attributes of an “audit committee financial expert” as consultants.
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
Item 16C. Principal Accountant Fees and Services
Fees Paid to the Company’s Principal Accountant
In 2008, PricewaterhouseCoopers served as the principal external auditor for the Company. Fees payable to PricewaterhouseCoopers in 2008, 2007 and 2006 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2008	2007	2006

Audit Fees	2,842	2,664	1,988
Audit-Related Fees	162	175	635
Tax Fees	8	19	81
All Other Fees	188	327	128

Total	3,200	3,185	2,832

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
During 2008, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Between October 1 and December 12, 2008, I.I.I. CI purchased a total of 3,158,600 ADRs in a number of “on exchange” transactions in the NYSE, for an aggregate amount of USD 35,517,831.66, which ADRs were surrendered and converted into 31,586,000 shares of common stock of the Company. To our knowledge, there were no other purchases of any class of registered equity securities of the Company by the Company or any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act) in 2008.
On June 3, 2009, the annual general meeting of shareholders of the Company resolved to authorize the Company and the Company’s subsidiaries to acquire shares of the Company, including shares represented by ADRs, at such times and on such other terms and conditions as may be determined by the board of directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that, among other conditions, the nominal value of the shares so acquired, together with shares previously acquired by the Company, the Company’s wholly-owned subsidiaries or any other person acting on the Company’s behalf, and not cancelled, shall not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions of shares made through a stock exchange in which the shares or ADRs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market, and that the purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADRs in the New York Stock Exchange during the five trading days in which transactions in the ADRs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADRs are purchased and, in the case of purchases of shares other than in the form of ADRs, the per share purchase price may not exceed the maximum nor may it be lower than the minimum purchase prices that would have applied in case of an ADR purchase divided by the number of underlying shares represented by an ADR at the time of the relevant purchase. In addition, the acquisitions of shares or ADRs carried out pursuant to this authorization shall comply with the relevant provisions of he Luxembourg law of August 10, 1915 on commercial companies and, where applicable, with the laws and regulations of the markets where the shares or other securities representing shares are traded.

In the future, we may, on the terms and subject to the conditions above referred, initiate a stock repurchase or similar program or engage in other transactions pursuant to which we would repurchase, directly or indirectly, the Company’s ordinary shares, ADSs or both. In addition, we or our subsidiaries may enter into transactions involving sales or purchases of derivatives or other instruments (either settled in cash or through physical delivery of securities) with returns linked to the Company’s ordinary shares, ADSs or both. The timing and amount of repurchase transactions under any such program, or sales or purchases of derivatives or other instruments, would depend on market conditions as well as other corporate and regulatory considerations.
Item 16F. Change in Registrant’s Certifying Accountant.
None.
Item 16G. Corporate Governance
Our corporate governance practices are governed by Luxembourg law (particularly the law of August 10th, 1915 on commercial companies) and our Articles of Association. As a Luxembourg company listed on the New York Stock Exchange (the “NYSE”), we are not required to comply with all of the corporate governance listing standards of the NYSE. We, however, believe that our corporate governance practices meet or exceed, in all material respects, the corporate governance standards that are generally required for controlled companies by the NYSE but the following is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required for controlled companies by the NYSE (provided that our corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed here):
Non-management Directors’ Meetings
Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Neither Luxembourg law nor our Articles of Association require the holding of such meetings and we do not have a set policy for these meetings. Our Articles of Association provide, however, that the board shall meet as often as required by the interests of the Company and at least four times a year, upon notice by the chairperson or by any two directors.
In addition, NYSE-listed companies are required to provide a method for interested parties to communicate directly with the non-management directors as a group. While we do not have such a method, we have set up a compliance line for investors and other interested parties to communicate their concerns to members of our audit committee (which, as already said, are independent).
Audit Committee
Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act. Our articles of association currently require us to have an audit committee composed of three members, of which at least two must be independent (as defined in our articles of association) and our audit committee complies with such requirements. In accordance with NYSE standards, we have an audit committee entirely composed of independent directors.
Under NYSE standards, all audit committee members of listed U.S. companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition, if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then in each case the board must determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee and shall publicly disclose its decision. No comparable provisions on audit committee membership exist under Luxembourg law or our articles of association.

Standards for Evaluating Director Independence
Under NYSE standards, the board is required, on a case by case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor our Articles of Association require the board to express such an opinion. In addition, the definition of “independent” under the rules of the NYSE differs in some non-material respects from the definition contained in our Articles of Association.
Audit Committee Responsibilities
Pursuant to our Articles of Association, the audit committee shall assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of the Company’s financial statements, including periodically reporting to the Board of Directors on its activity and the adequacy of the Company’s system of internal controls over financial reporting. As per the audit committee charter, as amended, the audit committee shall make recommendations for the appointment, compensation, retention and oversight of, and consider the independence of, the Company’s external auditors. The audit committee is required to review material transactions (as defined by the Articles of Association) between us or our subsidiaries with related parties and also perform the other duties entrusted to it by the board.
The NYSE requires certain matters to be set forth in the audit committee charter of U.S. listed companies. Our audit committee charter provides for many of the responsibilities that are expected from such bodies under the NYSE standard; however, due to our equity structure and holding company nature, the charter does not contain all such responsibilities, including provisions related to setting hiring policies for employees or former employees of independent auditors, discussion of risk assessment and risk management policies, and an annual performance evaluation of the audit committee.
Shareholder Voting on Equity Compensation Plans
Under NYSE standards, shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. We do not currently offer equity-based compensation to our directors, executive officers or employees, and therefore do not have a policy on this matter.
Disclosure of Corporate Governance Guidelines
NYSE-listed companies must adopt and disclose corporate governance guidelines. Neither Luxembourg law nor our Articles of Association require the adoption or disclosure of corporate governance guidelines. Our board of directors follows corporate governance guidelines consistent with our equity structure and holding company nature, but we have not codified them and therefore do not disclose them on our website.
Code of Business Conduct and Ethics
Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Neither Luxembourg law nor our Articles of Association require the adoption or disclosure of such a code of conduct. We have adopted a code of conduct that applies to all directors, officers and employees, which is posted on our website and complies with the NYSE’s requirements, except that does not require the disclosure of waivers of the code for directors and officers. In addition we have adopted a supplementary code of ethics for senior financial officers which is also posted on our website.
Chief Executive Officer Certification
A chief executive officer of a U.S. company listed on NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE rules applicable to foreign private issuers, our chief executive officer is not required to provide NYSE with this annual compliance certification. However, in accordance with NYSE rules applicable to all listed companies, our chief executive officer must promptly notify NYSE in writing after any of our executive officers becomes aware of any material noncompliance with any applicable provision of NYSE’s corporate governance standards. In addition, we must submit an executed written affirmation annually and an interim written affirmation each time a change occurs to the board or the audit committee.

PART III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements
See pages F-1 through F-59 of this annual report.
Item 19. Exhibits

Exhibit
Number	Description
1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of March 17, 2006*
2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**
4.1	Shareholders’ Agreement, dated July 20, 2005, between I.I.I.—Industrial Investments Inc. and Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS***
4.2	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited****
4.3	Promissory Notes (pagarés) numbered 1 to 7 issued by CVG on May 7, 2009.
8.1	List of subsidiaries of Ternium S.A.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2006 (File No. 001-32734).

**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

***	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 11, 2006 (File No. 333-130950).

****	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 30, 2009	TERNIUM S.A.
	By	/s/ Roberto Philipps
		Name:	Roberto Philipps
		Title:	Chief Financial Officer

TERNIUM S.A.
CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
46a, Avenue John F. Kennedy, 2nd floor
L — 1855
R.C.S. Luxembourg : B 98 668

TERNIUM S.A.
Index to financial statements
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Ternium S.A.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control Over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
Buenos Aires, Argentina
June 30, 2009

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)

Marcelo D. Pfaff

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)
CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Notes	2008	2007	2006
Continuing operations
Net sales	30	8,464,885	5,633,366	4,484,918
Cost of sales	6 & 30	(6,128,027)	(4,287,671)	(3,107,629)

Gross profit		2,336,858	1,345,695	1,377,289

Selling, general and administrative expenses	7	(669,473)	(517,433)	(370,727)
Other operating income (expenses), net	9	8,662	8,514	(4,739)

Operating income		1,676,047	836,776	1,001,823

Interest expense	30 & 31	(136,111)	(133,109)	(96,814)
Interest income	30	32,178	41,613	33,903
Other financial expenses, net	10	(693,192)	(38,498)	(40,432)

Equity in earnings of associated companies	14	1,851	434	671

Income before income tax expense		880,773	707,216	899,151

Income tax (expense) benefit
Current and deferred income tax expense	11	(258,969)	(291,345)	(353,044)
Reversal of deferred statutory profit sharing	4 (n)	96,265	—	—

Income from continuing operations		718,069	415,871	546,107

Discontinued operations
Income from discontinued operations	29	157,095	579,925	444,468

Net income for the year		875,164	995,796	990,575

Attributable to:
Equity holders of the Company	28	715,418	784,490	795,424
Minority interest		159,746	211,306	195,151

		875,164	995,796	990,575

Weighted average number of shares outstanding	28	2,004,743,442	2,004,743,442	1,936,833,060
Basic earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)		0.36	0.39	0.41
Diluted earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)		0.36	0.39	0.41
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)
CONSOLIDATED BALANCE SHEETS

	Notes	December 31, 2008		December 31, 2007
ASSETS

Non-current assets
Property, plant and equipment, net	12	4,212,313		6,776,630
Intangible assets, net	13	1,136,367		1,449,320
Investments in associated companies	14	5,585		44,042
Other investments, net	15 & 30	16,948		14,815
Deferred tax assets	23	—		31,793
Receivables, net	16 & 30	120,195	5,491,408	236,523	8,553,123

Current assets
Receivables	17 & 30	248,991		405,031
Derivative financial instruments	25	1,516		577
Inventories, net	6 & 18	1,826,547		1,904,489
Trade receivables, net	19 & 30	622,992		825,553
Available for sale assets — discontinued operations	29	1,318,900		—
Other investments	20	90,008		65,337
Cash and cash equivalents	20	1,065,552	5,174,506	1,125,830	4,326,817

Non-current assets classified as held for sale	29		5,333		769,142

			5,179,839		5,095,959

Total assets			10,671,247		13,649,082

EQUITY
Capital and reserves attributable to the company’s equity holders			4,597,370		4,452,680

Minority interest			964,094		1,805,243

Total equity			5,561,464		6,257,923

LIABILITIES
Non-current liabilities
Provisions	21	24,400		57,345
Deferred income tax	23	810,160		1,327,768
Other liabilities	24	148,690		333,674
Trade payables	30	—		6,690
Derivative financial instruments	25	65,847		—
Borrowings	26	2,325,867	3,374,964	3,676,072	5,401,549

Current liabilities
Current tax liabilities		194,075		179,678
Other liabilities	24 & 30	103,376		180,974
Trade payables	30	438,711		995,663
Derivative financial instruments	25	57,197		13,293
Borrowings	26	941,460	1,734,819	406,239	1,775,847

Liabilities directly associated with non-current assets classified as held for sale	29		—		213,763

			1,734,819		1,989,610

Total liabilities			5,109,783		7,391,159

Total equity and liabilities			10,671,247		13,649,082

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
		Initial
		public	Revaluation	Capital	Currency
	Capital	offering	and other	stock issue	translation	Retained		Minority	Total
	stock (2)	expenses	reserves	discount (3)	adjustment	earnings	Total	interest	Equity
Balance at January 1, 2008	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923

Currency translation adjustment (4)					(417,746)		(417,746)	(85,250)	(502,996)
Net income for the year						715,418	715,418	159,746	875,164
Change in fair value of cash flow hedge (net of taxes)			(52,745)				(52,745)	(6,708)	(59,453)

Total recognized income for the year			(52,745)		(417,746)	715,418	244,927	67,788	312,715

Reversal of revaluation reserves related to discontinued operations (5)			(91,696)			91,696
Dividends paid in cash and other distributions			(100,237)				(100,237)		(100,237)
Dividends paid in cash and other distributions by subsidiary companies								(19,595)	(19,595)
Minority interest in discontinued operations								(889,342)	(889,342)

Balance at December 31, 2008	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iv).

(2)	At December 31, 2008, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)
Includes an increase of USD 121.9 million corresponding to the currency translation adjustment from discontinued operations attributable to the Company’s equity holders and of USD 29.6 million attributable to the Minority interest.

(5)
Corresponds to the reversal of the revaluation reserve recorded in fiscal year 2005, representing the excess of fair value over the book value of Ternium’s pre-acquisition interest in the net assets of Sidor.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

	Attributable to the Company’s equity holders (1)
		Initial
		public	Revaluation	Capital	Currency
	Capital	offering	and other	stock issue	translation	Retained		Minority	Total
	stock (2)	expenses	reserves	discount (3)	adjustment	earnings	Total	interest	Equity
Balance at January 1, 2007	2,004,743	(23,295)	2,047,200	(2,324,866)	(121,608)	2,175,384	3,757,558	1,626,119	5,383,677

Currency translation adjustment					10,869		10,869	(13,152)	(2,283)
Net income for the year						784,490	784,490	211,306	995,796

Total recognized income for the year					10,869	784,490	795,359	198,154	993,513

Dividends paid in cash and other distributions			(100,237)				(100,237)		(100,237)
Dividends paid in cash and other distributions by subsidiary companies								(20,000)	(20,000)
Acquisition of business (see Note 3)								(195)	(195)
Contributions from minority shareholders in consolidated subsidiaries								1,165	1,165

Balance at December 31, 2007	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iv).

(2)	At December 31, 2008, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

	Attributable to the Company’s equity holders (1)
		Initial
		public	Revaluation	Capital	Currency
	Capital	offering	and other	stock issue	translation	Retained		Minority	Total
	stock (2)	expenses	reserves	discount (3)	adjustment	earnings	Total	interest	Equity
Balance at January 1, 2006	1,396,551	(5,456)	1,462,138	(2,298,048)	(92,691)	1,379,960	1,842,454	1,633,881	3,476,335

Currency translation adjustment					(28,917)		(28,917)	(6,479)	(35,396)
Net income for the year						795,424	795,424	195,151	990,575

Total recognized income for the year					(28,917)	795,424	766,507	188,672	955,179

Dividends paid in cash and other distributions by subsidiary companies								(27,175)	(27,175)
Acquisition of business (see Note 3)			(32,429)				(32,429)	(122,261)	(154,690)
Contributions from shareholders (see Note 1)	33,801		43,100	(26,818)			50,083	(46,998)	3,085
Conversion of Subordinated Convertible Loans (see Note 1)	302,962		302,962				605,924		605,924
Initial Public Offering (see Note 1)	271,429	(17,839)	271,429				525,019		525,019

Balance at December 31, 2006	2,004,743	(23,295)	2,047,200	(2,324,866)	(121,608)	2,175,384	3,757,558	1,626,119	5,383,677

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iv).

(2)	At December 31, 2008, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)
CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
	Notes	2008	2007	2006
Cash flows from operating activities
Income from continuing operations		718,069	415,871	546,107
Adjustments for:
Depreciation and amortization	12 & 13	413,541	355,271	251,371
Income tax accruals less payments	31	(88,511)	(51,471)	72,613
Derecognition of property, plant and equipment	9 (iii)	—	—	13,130
Changes to pension plan	24	—	—	46,947
Equity in earnings of associated companies	14	(1,851)	(434)	(671)
Interest accruals less payments	31	(84,151)	87,580	2,237
Changes in provisions		2,358	2,995	2,770
Changes in working capital	31	(1,071,472)	97,728	(156,707)
Net foreign exchange losses (gains) and others		629,530	28,878	(23,789)

Net cash provided by operating activities		517,513	936,418	754,008

Cash flows from investing activities
Capital expenditures	12 & 13	(587,904)	(344,293)	(314,863)
Changes in trust funds		—	—	5,185
Acquisition of business:
Purchase consideration	3	—	(1,728,869)	(210,548)
Cash acquired	3	—	190,087	—
Income tax credit paid on business acquisition	3	—	(297,700)	—
Increase in other investments		(24,674)	(65,337)	—
Investments in associated companies		—	—	(2,598)
Proceeds from the sale of property, plant and equipment		2,103	24,490	2,787
Proceeds from the sale of discontinued operations	29 (i)	718,635	—	—
Discontinued operations	29 (iv)	242,370	419,305	326,904

Net cash provided by (used in) investing activities		350,530	(1,802,317)	(193,133)

Cash flows from financing activities
Dividends paid in cash and other distributions to company’s shareholders		(100,237)	(100,237)	—
Dividends paid in cash and other distributions by subsidiary companies		(19,595)	(20,000)	(27,175)
Net proceeds from Initial Public Offering		—	—	525,019
Contributions from shareholders		—	—	3,085
Contributions from minority shareholders in consolidated subsidiaries		—	1,165	—
Proceeds from borrowings		519,809	4,052,745	109,144
Repayments of borrowings		(1,152,886)	(2,574,627)	(1,292,548)

Net cash (used in) provided by financing activities		(752,909)	1,359,046	(682,475)

Increase (Decrease) in cash and cash equivalents		115,134	493,147	(121,600)
Movement in cash and cash equivalents
At January 1,(1)		1,125,830	632,941	754,856
Effect of exchange rate changes		(17,518)	(258)	(315)
Increase (Decrease) in cash and cash equivalents		115,134	493,147	(121,600)
Cash & cash equivalents of discontinued operations at March 31, 2008		(157,894)	—	—

Cash and cash equivalents at December 31,	20	1,065,552	1,125,830	632,941

Non-cash transactions
Conversion of debt instruments into shares		—	—	605,924

(1)	In addition, the Company had restricted cash for USD 10,350 at December 31, 2006.
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)
INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Business of the Company, Initial Public Offering and corporate reorganization
2	Basis of presentation
3	Acquisition of business
4	Accounting policies
5	Segment information
6	Cost of sales
7	Selling, general and administrative expenses
8	Labor costs (included in cost of sales, selling, general and administrative expenses)
9	Other operating income (expense), net
10	Other financial expenses, net
11	Income tax expense
12	Property, plant and equipment, net
13	Intangible assets, net
14	Investments in associated companies
15	Other investments, net — non current
16	Receivables, net — non current
17	Receivables — current
18	Inventories, net
19	Trade receivables, net
20	Cash, cash equivalents and other investments
21	Allowances and Provisions — non current
22	Allowances — current
23	Deferred income tax
24	Other liabilities
25	Derivative financial instruments
26	Borrowings
27	Contingencies, commitments and restrictions on the distribution of profits
28	Earnings per share
29	Discontinued operations
30	Related party transactions
31	Cash flow disclosures
32	Recently issued accounting pronouncements
33	Financial risk management

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
In addition, during 2005, the Company entered into the Subordinated Convertible Loan Agreements for a total aggregate amount of USD594 million to fund the acquisition of Hylsamex S.A. de C.V. (“Hylsamex”). As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium’s ADSs to the Underwriters. On February 6, 2006, the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD 2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006.
Furthermore, in November 2005, Siderúrgica del Turbio Sidetur S.A. (“Sidetur”), a subsidiary of Siderúrgica Venezolana Sivensa S.A. (“Sivensa”), exchanged with Inversora Siderúrgica Limited (“ISL”, a wholly-owned subsidiary of Ternium’s majority shareholder) its 3.42% equity interest in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”) and USD 3.1 million in cash for shares of the Company. On February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly issued shares of the Company after the settlement of the Initial Public Offering. The increase in equity resulting from this transaction is reflected under “Contributions from shareholders” line item in the Statement of changes in shareholders’ equity and amounts to USD 50.1 million.
After the completion of the Initial Public Offering, the conversion of the Subordinated Convertible Loans, the exercise of the option granted to the Underwriters and the consummation of the transactions contemplated in the Corporate Reorganization agreement, 2,004,743,442 shares (including shares in the form of ADSs) were outstanding.
2 Basis of presentation
These consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (February 2009), as issued by the International Accounting Standards Board. These consolidated financial statements are presented in thousands of United States dollars (“USD”).
As mentioned in Note 1, Ternium was assigned the equity interests previously held by San Faustín and its subsidiaries in various flat and long steel manufacturing and distributing companies. As these transactions were carried out among entities under common control, the assets and liabilities contributed to the Company have been accounted for at the relevant predecessor’s cost, reflecting the carrying amount of such assets and liabilities. Accordingly, the consolidated financial statements include the financial statements of the above-mentioned companies on a combined basis at historical book values on a carryover basis as though the contribution had taken place on January 1, 2003, (the transition date to IFRS) and no adjustment has been made to reflect fair values at the time of the contribution.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)
Detailed below are the companies whose financial statements have been included in these consolidated financial statements.

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2008	2007	2006

Ternium S.A.	Luxembourg	Holding of investments in flat and long steel manufacturing and distributing companies	100.00%	100.00%	100.00%
Hylsamex S.A. de C.V. (1)	Mexico	Holding company	—	88.23%	88.22%
Siderar S.A.I.C.	Argentina	Manufacturing and selling of flat steel products	60.93%	60.93%	60.93%
Sidor C.A. (2)	Venezuela	Manufacturing and selling of steel products	—	56.38%	56.38%
Ternium Internacional S.A.	Uruguay	Holding company and marketing of steel products	100.00%	100.00%	100.00%
Ylopa — Servicos de Consultadoria Lda. (3)	Portugal	Participation in the debt restructuring process of Amazonia and Sidor C.A.	94.38%	95.66%	95.66%
Consorcio Siderurgia Amazonia S.L.U. (formerly Consorcio Siderurgia Amazonia Ltd.) (4)	Spain	Holding of investments in Venezuelan steel companies	94.38%	94.38%	94.38%
Fasnet International S.A.	Panama	Holding company	100.00%	100.00%	100.00%
Alvory S.A.	Uruguay	Holding of investment in procurement services companies	100.00%	100.00%	100.00%
Comesi San Luis S.A.I.C. (5)	Argentina	Production of cold or hot rold prepainted, formed and skelped steel sheets	—	61.32%	61.32%
Impeco S.A. (6)	Argentina	Manufacturing of pipe products	60.96%	60.93%	60.93%
Inversiones Basilea S.A. (6)	Chile	Purchase and sale of real estate and other	60.93%	60.93%	60.93%
Prosid Investments S.C.A.(6)	Uruguay	Holding company	60.93%	60.93%	60.93%
Ternium Internacional España S.L.U. (7)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (8)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (8)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (8)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional Perú S.A.C. (8)	Peru	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International Inc.	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Hylsa S.A. de C.V. (9)	Mexico	Manufacturing and selling of steel products	88.71%	88.23%	88.22%

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2008	2007	2006

Ferropak Comercial S.A. de C.V. (9)	Mexico	Scrap company	88.71%	88.23%	88.22%
Ferropak Servicios S.A. de C.V. (9)	Mexico	Services	88.71%	88.23%	88.22%
Galvacer America Inc (9)	USA	Distributing company	88.71%	88.23%	88.22%
Galvamet America Corp (9)	USA	Manufacturing and selling of insulates panel products	88.71%	88.23%	88.22%
Transamerica E. & I. Trading Corp (9)	USA	Scrap company	88.71%	88.23%	88.22%
Galvatubing Inc. (9)	USA	Manufacturing and selling of pipe products	88.71%	88.23%	88.22%
Las Encinas S.A. de C.V. (9)	Mexico	Exploration, explotation and pelletizing of iron ore	88.71%	88.23%	88.22%
Técnica Industrial S.A. de C.V. (9)	Mexico	Services	88.71%	88.23%	88.22%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (10)	Mexico	Exploration, explotation and pelletizing of iron ore	44.36%	44.12%	44.11%
Peña Colorada Servicios S.A. de C.V. (10)	Mexico	Services	44.36%	44.12%	44.11%
Ternium Treasury Services S.A.	Uruguay	Financial Services	100.00%	100.00%	—
Ternium Treasury Services B.V	Holanda	Financial Services	100.00%	100.00%	—
Servicios Integrales Nova de Monterrey S.A. de C.V. (11)	Mexico	Medical and Social Services	66.09%	65.73%	—
Ternium Mexico S.A. de C.V. (formerly Grupo Imsa S.A.B. de C.V.)	Mexico	Holding company	88.71%	100.00%	—
Imsa Acero S.A. de C.V. (12)	Mexico	Holding company	88.71%	100.00%	—
Enermex S.A. de C.V. (12)	Mexico	Holding company	88.71%	100.00%	—
Sefimsa S.A. de C.V. (12)	Mexico	Financial Services	88.71%	100.00%	—
Ecore Holding S. de R.L. de C.V. (12)	Mexico	Holding company	88.71%	100.00%	—
Neotec L.L.C. (12)	USA	Holding company	88.71%	100.00%	—
Treasury Services L.L.C. (12)	USA	Financial Services	88.71%	100.00%	—
APM, S.A. de C.V. (12)	Mexico	Manufacturing and selling of steel products	88.71%	100.00%	—
Acedor, S.A. de C.V. (12)	Mexico	Holding company	88.71%	100.00%	—
Empresas Stabilit S.A. de C.V. (12)	Mexico	Holding company	88.71%	100.00%	—
Acerus S.A. de C.V. (12)	Mexico	Manufacturing and selling of steel products	88.71%	100.00%	—
Imsa Monclova S.A. de C.V. (12)	Mexico	Services	88.71%	100.00%	—
Imsamex Ecuador S.A. (12)	Ecuador	Marketing of steel products	88.71%	100.00%	—
Industrias Monterrey S.A. (12)	Guatemala	Manufacturing and selling of steel products	88.71%	100.00%	—
Corporativo Grupo Imsa S.A. de C.V. (12)	Mexico	Services	88.71%	100.00%	—
Industrias Monterrey S.A. de C.V. (12)	Mexico	Manufacturing and selling of steel products	88.71%	100.00%	—

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2008	2007	2006

Ternium USA Inc. (formerly Imsa Holding Inc.) (12)	USA	Holding company	88.71%	100.00%	—
Industria Galvanizadora S.A. (12)	Guatemala	Manufacturing and selling of steel products	88.71%	100.00%	—
Imsa Americas Inc. (12)	USA	Marketing of steel products	88.71%	100.00%	—
Imsa Caribbean Inc. (12)	Puerto Rico	Manufacturing and selling of steel products	88.71%	100.00%	—
Ternium Internacional de Colombia S.A. (formerly Imsa Colombia S.A.)	Colombia	Marketing of steel products	100.00%	100.00%	—
Imsa Andina S.A. (12)	Peru	Marketing of steel products	88.71%	100.00%	—
Multypanel de América S.A. (12)	Costa Rica	Manufacturing and selling of insulates panel products	88.71%	100.00%	—
Industria Galvanizadora S.A. (12)	Nicaragua	Manufacturing and selling of steel products	88.09%	99,30%	—
Industria Galvanizadora de Honduras S.A. de C.V. (12)	Honduras	Manufacturing and selling of steel products	88.00%	99.20%	—
Ternium Internacional El Salvador, S.A. de C.V. (formerly Industria Galvanizadora S.A. de C.V.) (12)	El Salvador	Manufacturing and selling of steel products	88.65%	99.93%	—
Industrias Monterrey S.A. (12)	Costa Rica	Manufacturing and selling of steel products	88.71%	100.00%	—
Dirken Company S.A. (13)	Uruguay	Holding Company	100.00%	—	—
Secor- Servicios Corporativos S.A. (14)	Venezuela	Holding Company	93.44%	—	—
Ternium Brasil S.A. (14)	Brazil	Holding Company	100.00%	—	—

(1)	Effective April1, 2008 it was merged with and into Ternium México S.A. de C.V.

(2)	See Note 29 (ii).

(3)	Directly (85.62%) and indirectly through Prosid Investments S.C.A. (8.76%). Total voting rights held: 100.00%.

(4)	Indirectly through Ylopa — Servicos de Consultadoría Lda.. Total voting rights held: 100.00%. As of April 25, 2008, this subsidiary was relocated into Spain (formerly Cayman Islands)

(5)	As of December, 2008 it was merged with and into Impeco S.A.

(6)	Indirectly through Siderar S.A.I.C. Total voting rights held 100.00%.

(7)	Indirectly through Dirken Company S.A. Total voting rights held 100.00%

(8)	Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%

(9)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 99.92%.

(10)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 50.00%. Consolidated under the proportionate consolidation method (see Note 2 (ii))

(11)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.44%.

(12)
Indirectly through Ternium Mexico S.A. de C.V. (see Note 3 (a)). Effective April 1, 2008 Siderar exchanged all of its shares in Hylsamex for shares in Ternium Mexico S.A. de C.V., thus reducing Ternium’s indirect participation in all of Ternium Mexico’s subsidiaries.

(13)	Incorporated during 2008, as a result of a spin off of Ternium Internacional S.A.

(14)	Incorporated during 2008.

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
Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. The most significant modifications to comparative information are described below:
(i) In fiscal year 2007, Ternium presented cash flows from disposal groups and discontinued operations based on their nature as either cash flows from operating, investing or financing activities. In 2008 net cash flows from disposal groups and discontinued operations have been disclosed within cash flows from investing activities.

	As originally	Current period
Caption	Presented	presentation

Cash flows from operating activities	6,535	—
Cash flows from investing activities	(10,435)	(3,900)
Cash flows from financing activities	—	—
(ii) Until December 31, 2007, Ternium’s investment in Consorcio Minero Benito Juarez Peña Colorada S.A. de C.V. and Peña Colorada Servicios S.A. de C.V. was presented following the consolidation method prescribed by IAS 27. Beginning in December 31, 2008, the Company began accounting for its investments in these companies under the proportionate consolidation method described by IAS 31, the effect of such modification being immaterial. Changes in the most relevant figures are detailed below:

	Year ended December 31, 2006		Year ended December 31, 2007
		Current		Current
	As originally	period	As originally	period
Caption	presented	presentation	presented	presentation

Total assets	8,770,539	8,658,254	13,767,310	13,649,082
Total liabilities	3,283,398	3,274,576	7,400,420	7,391,159
Minority interest	1,729,583	1,626,119	1,914,210	1,805,243
Operating income	1,003,807	1,001,823	849,030	836,776
Cash flows from operating activities	761,338	754,008	939,901	936,418
Cash flows from investing activities	(200,526)	(193,133)	(1,805,650)	(1,802,317)
Cash flows from financing activities	(682,475)	(682,475)	1,359,046	1,359,046
The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. The most critical estimates made by management in these financial statements are those related to impairment tests of Property, plant and equipment, Goodwill and other assets, valuation allowances for inventories and other provisions. Actual results may differ from these estimates.
These consolidated financial statements have been approved for issue by the board of directors on February 24, 2009.
3 Acquisition of business
(a) Grupo Imsa S.A.B. de C.V. (“Grupo Imsa”)
On April 29, 2007, Ternium entered into an agreement with Grupo IMSA S.A.B. de C.V. (“Grupo Imsa”) and Grupo Imsa’s controlling shareholders under which Ternium obtained control of Grupo Imsa for a total consideration (equity value) of approximately USD 1.7 billion.
Under the agreement, Ternium, through its wholly owned subsidiary Ternium Internacional España S.L.U., made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa at a price of US$6.40 per share. Pursuant to the tender offer, Ternium acquired 25,133,856 shares representing 9.3% of the issued and outstanding capital of the company.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
3 Acquisition of business (continued)
(a) Grupo Imsa S.A.B. de C.V. (“Grupo Imsa”) (continued)
Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital were redeemed for cash pursuant to a capital reduction effected at the same price per share.
Grupo Imsa is a steel manufacturer with operations in Mexico, the United States, Guatemala, Nicaragua, Honduras, El Salvador and Costa Rica. It has an annual production capacity of 2.2 million tons of hot rolled coils, 1.8 million tons of cold rolled products and 1.7 million tons of coated products. In addition, Grupo Imsa produces panels and other steel products.
Grupo Imsa contributed revenues of USD 976.3 million and a net loss of USD 77.5 million in the period from July 26, 2007 to December 31, 2007 (these amounts do not include revenues or net profits generated by discontinued operations). The book value of Grupo Imsa’s net assets acquired totals USD 543.9 million. The fair value of assets and liabilities arising from the transaction are as follows:

	USD Thousands
	Fair value	Book value

Property, plant and equipment	1,602,398	1,205,128
Intangible assets	456,404	73,227
Inventories	501,304	501,304
Cash and cash equivalents	190,087	190,087
Deferred Tax Liabilities	(481,930)	(253,991)
Provisions	(10,011)	(10,011)
Borrowings	(1,437,676)	(1,437,676)
Other assets and liabilities, net	(99,069)	(99,069)
Net assets pertaining to discontinued operations (1)	485,651	374,949

Net	1,207,158	543,948
Goodwill	455,776
Goodwill — Discontinued operations	65,740

Total Purchase Consideration	1,728,674
Other cash consideration — Income Tax paid on the transaction	297,700

(1)	These amounts do not include the goodwill attributable to discontinued operations for USD 65.7 million.
Goodwill, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities totaled USD 521.5 million. Goodwill derives principally from synergies expected to be obtained by the Company after the transaction, as well as the fair value of the going concern element of the acquiree.
Upon consummation of the transaction, the Company was subject to an income tax payment of USD 297.7 million. This payment can be credited against future income tax obligations for the following three fiscal years. As the Company expects to generate sufficient taxable income in that period, the above mentioned amount has been considered as an income tax prepayment (USD 222.7 million have been disclosed under Other Receivables line item and USD 75.0 million have been offset against Current Tax Liabilities at December 31, 2007). As of December 31, 2008, the remaining tax credit is USD 28.2 million.
The transactions were financed primarily through the incurrence of debt as follows:
•
Ternium made several borrowings in an aggregate principal amount of USD 125 million under a loan facility (the “Ternium Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described tender offer. Ternium’s loans under the Ternium Facility would have been repaid in nine consecutive and equal semi-annual installments commencing on July 26, 2008. On January 28, 2008, the company prepaid all of its outstanding obligations with Calyon New York Branch, amounting to approximately USD 129.1 million.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
3 Acquisition of business (continued)
(a) Grupo Imsa S.A.B. de C.V. (“Grupo Imsa”) (continued)
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

The loans are divided in two tranches of equal principal amount. Tranche A loans will be repaid in seven equal semi-annual installments beginning on January 26, 2009, while tranche B loans will be repaid in one installment due on July 26, 2012.
These facilities contain covenants customary for transactions of this type, including limitations on liens and encumbrances, restrictions on investments and capital expenditures, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). There are no limitations to the payment of dividends under either facility, except in case of non compliance of the above mentioned covenants.
Pro forma data including acquisitions for the year ended December 31, 2007

Had the Grupo Imsa transaction been consummated on January 1, 2007, then Ternium’s unaudited pro forma net sales and net income for the year ended December 31, 2007 would have been approximately $9.6 billion and $0.8 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained prior to such transaction and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the transaction as described above.
Subsidiary reorganization
Effective April 1, 2008, Ternium Mexico S.A. de C.V. (“ Ternium Mexico”) was formed as a result of the merger of Grupo Imsa, Hylsamex and Hylsamex’s major shareholder. Ternium Mexico and its subsidiaries operate all of Ternium’s mining and steel production activities in Mexico.
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
(d) Additional shares of Hylsamex bought by Siderar
On June 19, 2006, Siderar completed the acquisition of 940,745 additional shares of Hylsamex, representing 0.2% of that company’s issued and outstanding common stock, for a total consideration of USD 3.3 million. This acquisition was effected through a trust fund established by Siderar in 2005 in connection with the initial acquisition of Hylsamex. Goodwill resulting from this acquisition totaled USD 0.7 million. During 2007 and 2008, Siderar completed the acquisition of 94,379 additional shares of Hylsamex, representing 0.02% of that company’s issued and outstanding common stock, for a total consideration of USD 0.3 million.

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
(2) Joint ventures
The Company reports its interests in jointly controlled entities using proportionate consolidation. The Company’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities are combined on a line-by-line basis with similar items in the Company’s financial statements.
Where the Company transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the Company’s interest in the joint venture.
(3) Associated companies
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
(4) First-time application of IFRS
The Company’s transition date is January 1, 2003. Ternium prepared its opening IFRS balance sheet at that date.
In preparing its financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS, as detailed below:
4.1. Exemptions from full retrospective application — elected by the Company
The Company has elected to apply the following optional exemptions from full retrospective application.
(a) Fair value as deemed cost exemption
Ternium has elected to measure its property, plant and equipment at fair value as of January 1, 2003.
(b) Cumulative translation differences exemption
Ternium has elected to set the previously accumulated cumulative translation to zero at January 1, 2003. This exemption has been applied to all subsidiaries in accordance with IFRS 1.
4.2 Exceptions from full retrospective application followed by the Company
Ternium has applied the following mandatory exceptions from retrospective application.
(a) Derecognition of financial assets and liabilities exception
Financial assets and liabilities derecognized before January 1, 2003 are not re-recognized under IFRS. However, this exception had no impact on these financial statements as it was not applicable since the Company did not derecognize any financial assets or liabilities before the transition date that qualified for recognition.
(b) Hedge accounting exception
At January 1, 2003, the Company did not have derivatives that qualify for hedge accounting. This exception is therefore not applicable.
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
(c) Financial instruments
Non derivative financial instruments
Non derivative financial instruments comprise investment in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following specified categories:
•	Financial assets as at fair value through profit or loss: mainly financial assets that are held for trading;
•	Held to maturity investments: these investments are recorded at amortized cost using the effective interest method less impairment, with revenue recognized on an effective yield basis;
•
Available-for-sale (“AFS”) financial assets: gains and losses arising from changes in fair value are recognized directly in equity (AFS reserve) with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in the income statement for the period;

•
Loans and receivables: are measured at amortized cost using the effective interest method less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest would be immaterial; and

•	Other non derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses when applicable.
The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.
Financial assets and liabilities are recognized and derecognized on the trade date.
Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified at fair value through the income statement.
Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.
Derivative financial instruments
Information about accounting for derivative financial instruments and hedging activities is included in Note 33 “Financial Risk management”.
(d) Property, plant and equipment
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

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(d) Property, plant and equipment (continued)
In accordance with IAS 23, borrowing costs that are attributable to the acquisition or construction of certain capital assets could be capitalized as part of the cost of the assets. Capital assets for which borrowing costs may be capitalized are those that require a substantial period of time to be ready for their intended use. At December 31, 2008, no borrowing costs have been capitalized.
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
Depreciation method is reviewed at each balance sheet date. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	15–40 years
Production equipment	10–25 years
Vehicles, furniture and fixtures and other equipment	5–15 years
The assets’ useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.
If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (f) “Impairment”).
(e) Intangible assets
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
Exploration and evaluation costs are measured at cost. Costs directly associated with exploration activities and leasehold acquisition costs are capitalized until the determination of reserves is evaluated. If it is determined that commercial discovery has not been achieved, these costs are charged to expense. Capitalization is made within Property, Plant and Equipment or Intangible Assets according to the nature of the expenditure. Exploration costs are tested for impairment annually. No impairment losses have been recorded for any of the years presented.
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

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(e) Intangible assets (continued)
(4) Research and development
Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2008, 2007 and 2006 totaled USD 0.8 million, USD 1.1 million and USD 1.3 million, respectively.
(5) Customer relationships acquired in a business combination
In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Grupo Imsa.
Customer relationships are amortized over a useful life of approximately 10 years.
(6) Trademarks
In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill attributable to the acquisition of Grupo Imsa.
Trademarks are amortized over a useful life of approximately 5 years.
(f) Impairment
Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the value in use.
To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at rates that reflect specific country and currency risks.
In order to test goodwill for impairment and other assets indicated as possibly impaired, the “fair value less costs to sell” of the related cash-generating unit is calculated and only if it is lower than the carrying amount is the value in use determined. Ternium uses projections for the next 5 years based on past performance and expectations of market development. After the fifth year a perpetuity rate with no grow up increase was utilized. Discounted Cash Flow (DCF) method to determine the “fair value less costs to sell” of a related cash-generating unit, starts with a forecast of all expected future net cash flows.
The net present values involve highly sensitive estimates and assumptions specific to the nature of Ternium’s activities with regard to:
•	The amount and timing of projected future cash flows;

•	The discount rate selected and;

•	The tax rate selected
The discount rates used are based on Ternium’s weighted average cost of capital, which is adjusted for specific country and currency risks associated with the cash flow projections. To perform the test, post-tax rates have been applied. Discount rates used range from 12.4 to 18.3%.
Due to the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.
At December 31, 2008, 2007 and 2006, no impairment provisions were recorded.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(g) Other investments
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
(h) Inventories
Inventories are stated at the lower of cost (calculated using the first-in-first-out “FIFO” method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier’s invoice cost.
The Company assesses the recoverability of its inventories considering if their selling prices have declined, if the inventories are damaged, or if they have become wholly or partially obsolete.
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
As of December 31, 2008, the Company established a valuation allowance for net realizable value of USD 160.9 million and maintains an allowance for obsolescence of USD 124.9 million.
(i) Trade receivables
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
(j) Cash and cash equivalents
Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.
For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).
In the consolidated balance sheet, bank overdrafts are included in borrowings within current liabilities.
(k) Non current assets (disposal groups) classified as held for sale
Non-current assets (disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.
The carrying value of non-current assets classified as held for sale, at December 31, 2008, totals USD 5.3 million, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(l) Shareholders’ equity
The consolidated statement of changes in shareholders’ equity for the years 2008, 2007 and 2006 was prepared based on the following criteria:
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

(m) Borrowings
Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.
Capitalized borrowing costs are amortized over the life of their respective debt.
(n) Income taxes — current and deferred
Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.
The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxembourg starting January 1, 2006.
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
Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at the balance sheet date. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).
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
Under Mexican law, Ternium’s subsidiaries are required to pay their employees an annual benefit which is as a percentage of taxable profit for the year. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, the Company accounts for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(n) Income taxes — current and deferred (continued)
In 2008, Hylsa S.A. de C.V. (“Hylsa”) entered into a spin off that became effective on March 31, 2008. After this corporate reorganization, all of Hylsa’s employees were transferred to the payroll of a company that is expected to generate non-significant taxable income and non-significant temporary differences. The Company agreed to pay its employees a bonus salary that will be calculated on the basis of agreed-upon criteria. Accordingly, during the year ended December 31, 2008, the Company reversed the outstanding balance of the deferred tax liability recorded in connection with the statutory profit sharing as of December 31, 2007 (amounting to USD 96 million) and disclosed the related gain within Income tax (expense) benefit line item in the Consolidated Income Statement.
(o) Employee liabilities
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
México
Ternium Mexico has defined benefit and defined contribution plans.
The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.
The defined contribution plans provides a benefit equivalent to the capital accumulated with the company’s contributions, which are provided as a match of employees’ contribution to the plan. The plan provides vested rights according to the years of service and the cause of retirement.
Argentina
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
(o) Employee liabilities (continued)
(3) Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.
During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding minority interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date.
As of December 31, 2008, the outstanding liability corresponding to the Program amounts to USD 5.8 million. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2008, is USD 4.8 million.
(4) Social security contributions
Social security laws in force in Argentina and Mexico provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee’s salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.
(p) Provisions and other liabilities
Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium’s estimates of the outcomes of these matters and the advice of Ternium’s legal advisors.
(q) Trade payables
Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.
(r) Revenue recognition
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
Income from participation account is recognized when earned according to its contractual terms (see Note 29 (iii)).
(s) Cost of sales, selling, general and administrative expenses
Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.
(t) Earnings per share
Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 28).

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(u) Derivative financial instruments and Hedging Activities
Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the Balance Sheet.
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2008, the effective portion of designated cash flow hedges amounts to USD 59.5 million (net of taxes for USD 23.1 million) and is included as “Change in fair value of cash flow hedge (net of taxes)” under “Revaluation and other reserves” line item in the Statement of changes in shareholders’ equity.
More information about accounting for derivative financial instruments and hedging activities is included in Note 33 “Financial risk management”.
(v) Segment information
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
The other products segment includes the products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.
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

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
5 Segment information
Primary reporting format — business segments

	Flat steel	Long steel
	products	products	Other	Unallocated	Total
Year ended December 31, 2008

Net sales	7,124,687	1,075,090	265,108	—	8,464,885
Cost of sales	(5,256,340)	(732,332)	(139,355)	—	(6,128,027)

Gross profit	1,868,347	342,758	125,753	—	2,336,858

Selling, general and administrative expenses	(560,189)	(80,303)	(28,981)	—	(669,473)
Other operating income, net	2,789	2,419	3,454	—	8,662

Operating income	1,310,947	264,874	100,226	—	1,676,047

Capital expenditures — PP&E	511,658	29,684	2,915	—	544,257
Depreciation — PP&E	292,236	37,810	3,715	—	333,761

Segment assets
Inventories, net	1,708,324	100,494	17,729	—	1,826,547
Trade receivables, net	449,168	133,673	40,151	—	622,992
Property , plant and equipment, net	3,836,241	336,603	39,469	—	4,212,313
Intangible assets, net	1,039,337	51,769	45,261	—	1,136,367
Assets — discontinued operations	—	—	—	1,318,900	1,318,900
Other assets	—	—	—	1,554,128	1,554,128

Segment liabilities	704,455	103,134	43,527	4,258,667	5,109,783

	Flat steel	Long steel
	products	products	Other	Unallocated	Total
Year ended December 31, 2007

Net sales	4,731,715	772,829	128,822	—	5,633,366
Cost of sales	(3,633,368)	(581,123)	(73,180)	—	(4,287,671)

Gross profit	1,098,347	191,706	55,642	—	1,345,695

Selling, general and administrative expenses	(439,170)	(66,513)	(11,750)	—	(517,433)
Other operating income, net	4,970	4,044	(500)	—	8,514

Operating income	664,147	129,237	43,392	—	836,776

Capital expenditures — PP&E	285,858	21,463	1,277	—	308,598
Depreciation — PP&E	264,382	37,741	7,733	—	309,856

Segment assets
Inventories, net	1,345,386	91,170	12,917	—	1,449,473
Trade receivables, net	553,692	87,237	18,542	—	659,471
Property , plant and equipment, net	4,398,526	360,529	42,309	—	4,801,364
Intangible assets, net	1,319,544	63,506	53,539	—	1,436,589
Assets — discontinued operations	—	—	—	3,599,667	3,599,667
Other assets	—	—	—	1,702,518	1,702,518

Segment liabilities
Liabilities — discontinued operations	—	—	—	853,722	853,722
Other liabilities	704,292	127,252	29,448	5,676,445	6,537,437

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
5 Segment information (continued)

	Flat steel	Long Steel
	products	products	Other	Unallocated	Total
Year ended December 31, 2006

Net sales	3,593,053	739,919	151,946	—	4,484,918
Cost of sales	(2,519,689)	(537,001)	(50,939)	—	(3,107,629)

Gross profit	1,073,364	202,918	101,007	—	1,377,289

Selling, general and administrative expenses	(297,647)	(54,196)	(18,884)	—	(370,727)
Other operating expenses, net	(7,687)	1,479	1,469	—	(4,739)

Operating income	768,030	150,201	83,592	—	1,001,823

Capital expenditures — PP&E	293,815	1,372	3,705	—	298,892
Depreciation — PP&E	202,323	25,411	7,638	—	235,372

Segment assets
Inventories, net	822,533	53,212	20,843	—	896,588
Trade receivables, net	303,774	100,219	22,995	—	426,988
Property, plant and equipment, net	2,941,125	254,724	50,608	—	3,246,457
Intangible assets, net	416,120	60,608	57,149	—	533,877
Assets — discontinued operations	—	—	—	2,779,054	2,779,054
Other assets	—	—	—	775,289	775,289

Segment liabilities
Liabilities — discontinued operations	—	—	—	730,999	730,999
Other liabilities	554,598	68,408	22,315	1,898,256	2,543,577
Secondary reporting format — geographical segments

	South and
	Central	North	Europe and
	America	America	other	Total
Year ended December 31, 2008
Net sales	3,107,510	5,230,126	127,249	8,464,885
Segment assets
Trade receivables, net	176,348	425,163	21,481	622,992
Property, plant and equipment	1,424,382	2,787,903	28	4,212,313

Depreciation — PP&E	132,891	200,843	27	333,761
Capital expenditures — PP&E	325,496	218,753	8	544,257

Year ended December 31, 2007
Net sales	2,150,717	3,340,982	141,667	5,633,366
Segment assets
Trade receivables, net	57,625	589,418	12,428	659,471
Property, plant and equipment	1,363,016	3,438,298	50	4,801,364

Depreciation — PP&E	127,314	182,504	38	309,856
Capital expenditures — PP&E	140,259	168,339	—	308,598

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
5 Segment information (continued)

	South and
	Central	North	Europe and
	America	America	other	Total

Year ended December 31, 2006
Net sales	1,727,584	2,686,789	70,545	4,484,918
Segment assets
Trade receivables, net	86,148	321,523	19,316	426,987
Property, plant and equipment	1,361,602	1,884,767	87	3,246,456

Depreciation — PP&E	108,119	127,209	44	235,372
Capital expenditures — PP&E	208,620	90,269	2	298,891
6 Cost of sales

	Year ended December 31,
	2008		2007		2006

Inventories at the beginning of the year	1,904,489		1,233,629		991,573
Adjustments corresponding to inventories from discontinued operations	(455,013)	1,449,476	(337,041)	896,588	(301,162)	690,411

Acquisition of business				501,304		8,180
Translation differences		(440,685)		(11,571)		(8,703)
Plus: Charges for the year
Raw materials and consumables used and other movements		5,374,363		3,313,355		2,455,678
Services and fees		154,176		118,819		87,772
Labor cost		481,057		348,027		282,072
Depreciation of property, plant and equipment		328,260		300,161		230,228
Amortization of intangible assets		19,023		17,434		14,343
Maintenance expenses		277,753		224,697		189,535
Office expenses		8,347		6,770		6,104
Freight and transportation		37,735		30,899		25,451
Insurance		8,695		6,076		5,753
Provision (Recovery) of obsolescence allowance		82,206		(2,965)		20,849
Provision of valuation allowance		199,972		—		—
Recovery from sales of scrap and by-products		(60,379)		(69,394)		(34,107)
Others		34,575		56,947		30,651
Less: Inventories at the end of the year	(1,826,547)		(1,904,489)		(1,233,629)
Adjustments corresponding to inventories from discontinued operations	—	(1,826,547)	455,013	(1,449,476)	337,041	(896,588)

Cost of Sales		6,128,027		4,287,671		3,107,629

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
7 Selling, general and administrative expenses

	Year ended December 31,
	2008	2007	2006
Services and fees	65,221	50,480	37,990
Labor cost	199,304	159,027	109,548
Depreciation of property plant and equipment	5,501	9,695	5,144
Amortization of intangible assets	60,757	27,981	1,656
Maintenance and expenses	7,737	11,629	10,833
Taxes	79,286	61,123	49,879
Office expenses	32,682	22,362	22,236
Freight and transportation	189,848	155,929	124,359
Increase (Decrease) of allowance for doubtful accounts	2,861	(915)	(5,611)
Others	26,276	20,122	14,693

Selling, general and administrative expenses	669,473	517,433	370,727

8 Labor costs (included in cost of sales, selling, general and administrative expenses)

	Year ended December 31,
	2008	2007	2006
Wages, salaries and social security costs	636,018	448,360	342,684
Termination benefits	22,604	39,992	17,022
Pension benefits (Note 24 (i))	21,739	18,702	31,914

	680,361	507,054	391,620

9 Other operating income (expenses), net

	Year ended December 31,
	2008	2007	2006

(i) Other operating income
Gains from the sale of sundry assets	5,535	12,419	—
Others	13,177	7,068	12,390

Total other operating income	18,712	19,487	12,390

(ii) Other operating expenses
Provision for legal claims and other matters (Note 21)	(2,358)	(2,995)	(2,772)
Others	(7,692)	(7,978)	(1,227)

Total other operating expenses	(10,050)	(10,973)	(3,999)

(iii) Derecognition of property, plant and equipment	—	—	(13,130)

Total other operating income (expenses), net	8,662	8,514	(4,739)

10 Other financial expenses, net

	Year ended December 31
	2008	2007	2006
Debt issue costs	(11,314)	(9,061)	(13,764)
Net foreign exchange loss (i)	(632,735)	(18,436)	(4,165)
Change in fair value of derivative instruments	(32,480)	2,477	(10,480)
Others	(16,663)	(13,478)	(12,023)

Other financial expenses, net	(693,192)	(38,498)	(40,432)

(i)
In fiscal year 2008, includes USD 628.6 million corresponding to the exchange loss derived from the USD denominated borrowings held by Ternium Mexico. The outstanding balance of Ternium Mexico’s USD denominated loans at December 31, 2008 amounts to USD 2,968.0 million.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
11 Income tax expense
Income tax
Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2008 (1)	2007	2006
Current tax	(502,424)	(272,004)	(390,031)
Deferred tax (Note 23)	300,614	(20,109)	23,020
Effect of change in fair value of cash flow hedge	(23,122)	—	—
Recovery of income tax	62,228	—	—
Utilization of previously unrecognized tax losses (Note 23)	—	768	13,967

	(162,704)	(291,345)	(353,044)

(1)	Includes the reversal of deferred statutory profit sharing.
Income tax expense for the years ended December 31, 2008, 2007 and 2006 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2008	2007	2006
Income before income tax	880,772	707,216	899,151

Income tax expense at statutory tax rate	(238,822)	(342,932)	(396,319)
Non taxable income	40,785	58,885	68,890
Non deductible expenses	(16,411)	(3,608)	(39,582)
Recovery of income tax	62,228	—	—
Recovery for tax loss carry-forwards	—	768	13,967
Provisions for tax loss carry-forwards	(10,484)	(4,458)	—

Income tax expense	(162,704)	(291,345)	(353,044)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
12 Property, plant and equipment, net

				Vehicles,
		Buildings and	Production	furniture	Work in	Spare
Year ended December 31, 2008	Land	improvements	equipment	and fixtures	progress	Parts	Total
Cost
Values at the beginning of the year	523,693	2,011,957	6,280,864	200,070	348,776	70,425	9,435,785

Adjustments corresponding to property, plant and equipment from discontinued operations	(53,818)	(396,730)	(1,711,972)	(30,522)	(114,576)	(37,564)	(2,345,182)

At the beginning of the year, adjusted	469,875	1,615,227	4,568,892	169,548	234,200	32,861	7,090,603

Translation differences	(92,813)	(209,698)	(672,121)	(19,124)	(67,714)	(2,890)	(1,064,360)
Additions	35,171	11,969	929	4,453	481,514	10,221	544,257
Disposals / Consumptions	(146)	(24)	(5,317)	(3,160)	(167)	—	(8,814)
Transfers	—	119,373	137,954	10,456	(267,783)	—	—

Values at the end of the year	412,087	1,536,847	4,030,337	162,173	380,050	40,192	6,561,686

Depreciation
Accumulated at the beginning of the year	—	(552,077)	(1,968,257)	(136,581)	—	(2,239)	(2,659,154)

Adjustments corresponding to property, plant and equipment from discontinued operations	—	39,793	323,548	6,572	—	—	369,913

At the beginning of the year, adjusted	—	(512,284)	(1,644,709)	(130,009)	—	(2,239)	(2,289,241)

Translation differences	—	52,570	203,427	13,459	—	235	269,691
Depreciation charge	—	(72,342)	(248,939)	(12,418)	—	(62)	(333,761)
Disposals / Consumptions	—	—	1,907	2,031	—	—	3,938

Accumulated at the end of the year	—	(532,056)	(1,688,314)	(126,937)	—	(2,066)	(2,349,373)

At December 31, 2008	412,087	1,004,791	2,342,023	35,236	380,050	38,126	4,212,313

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
12 Property, plant and equipment, net (continued)

				Vehicles,
		Building and	Production	furniture	Work in	Spare
Year ended December 31, 2007	Land	improvements	equipment	and fixtures	progress	Parts	Total
Cost
Values at the beginning of the year	311,516	1,556,693	5,192,816	192,058	351,283	25,587	7,629,953

Adjustments corresponding to property, plant and equipment from discontinued operations	(53,818)	(395,057)	(1,715,554)	(29,673)	(66,415)	(11)	(2,260,528)

At the beginning of the year, adjusted	257,698	1,161,636	3,477,262	162,385	284,868	25,576	5,369,425

Translation differences	1,950	(24,143)	(45,612)	(3,766)	(3,166)	(719)	(75,456)
Acquisition of business	203,586	222,134	1,102,553	9,520	62,791	1,814	1,602,398
Additions	317	8,193	277	2,707	290,914	6,190	308,598
Disposals / Consumptions	(153)	(4,848)	(72,591)	(3,088)	(3,904)	—	(84,584)
Transfers	6,477	252,255	107,002	1,790	(397,303)	—	(29,779)

Adjustments corresponding to property, plant and equipment from discontinued operations, at the end of the year	53,818	396,730	1,711,972	30,522	114,576	37,564	2,345,182

Values at the end of the year	523,693	2,011,957	6,280,863	200,070	348,776	70,425	9,435,784

Depreciation
Accumulated at the beginning of the year	—	(463,372)	(1,701,880)	(128,737)	—	(934)	(2,294,923)

Adjustments corresponding to property, plant and equipment from discontinued operations	—	9,668	158,240	4,008	—	39	171,955

At the beginning of the year, adjusted	—	(453,704)	(1,543,640)	(124,729)	—	(895)	(2,122,968)

Translation differences	—	13,078	40,504	3,290	—	20	56,892
Depreciation charge	—	(74,232)	(223,302)	(10,958)	—	(1,364)	(309,856)
Disposals / Consumptions	—	2,846	62,389	2,190	—	—	67,425
Transfers	—	(272)	19,340	198	—	—	19,266

Adjustments corresponding to property, plant and equipment from discontinued operations, at the end of the year	—	(39,793)	(323,548)	(6,572)	—	—	(369,913)

Accumulated at the end of the year	—	(552,077)	(1,968,257)	(136,581)	—	(2,239)	(2,659,154)

At December 31, 2007	523,693	1,459,880	4,312,606	63,489	348,776	68,186	6,776,630

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
13 Intangible assets, net

		Mining	Customer
		Concessions	Relationships
	Information	and	and other
	System	Exploration	contractual
Year ended December 31, 2008	Projects	Costs	rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	108,360	127,434	378,059	78,420	850,702	1,542,975
Adjustments corresponding to intangible assets from discontinued operations	(26,792)	—	—	—	—	(26,792)

At the beginning of the year, adjusted	81,568	127,434	378,059	78,420	850,702	1,516,183

Translation differences	(14,383)	(27,722)	(65,728)	(14,808)	(167,000)	(289,641)
Additions	30,173	13,128	346	—	—	43,647

Values at the end of the year	97,358	112,840	312,677	63,612	683,702	1,270,189

Amortization
Accumulated at the beginning of the year	(52,215)	(21,394)	(13,809)	(6,237)	—	(93,655)

Adjustments corresponding to intangible assets from discontinued operations	14,061	—	—	—	—	14,061

At the beginning of the year, adjusted	(38,154)	(21,394)	(13,809)	(6,237)	—	(79,594)

Translation differences	6,853	5,870	9,056	3,773	—	25,552
Amortization charge	(18,844)	(8,905)	(37,263)	(14,768)	—	(79,780)

Accumulated at the end of the year	(50,145)	(24,429)	(42,016)	(17,232)	—	(133,822)

At December 31, 2008	47,213	88,411	270,661	46,380	683,702	1,136,367

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
13 Intangible assets, net (continued)

		Mining	Customer
		Concessions	Relationships
	Information	and	and other
	System	Exploration	contractual
Year ended December 31, 2007	Projects	Costs	rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	68,817	126,819	—	—	397,943	593,579
Adjustments corresponding to intangible assets from discontinued operations	(23,971)	—	—	—	—	(23,971)

At the beginning of the year, adjusted	44,846	126,819	—	—	397,943	569,608

Translation differences	(195)	(107)	1,169	850	(3,017)	(1,300)
Acquisition of business (see note 3)	5,895	—	372,939	77,570	455,776	912,180
Additions	31,022	722	3,951	—	—	35,695

Adjustments corresponding to intangible assets from discontinued operations, at the end of the year	26,792	—	—	—	—	26,792

Values at the end of the year	108,360	127,434	378,059	78,420	850,702	1,542,975

Amortization
Accumulated at the beginning of the year	(31,367)	(12,873)	—	—	—	(44,240)

Adjustments corresponding to intangible assets from discontinued operations	8,509	—	—	—	—	8,509

At the beginning of the year, adjusted	(22,858)	(12,873)	—	—	—	(35,731)

Translation differences	664	(59)	980	(33)	—	1,552
Amortization charge	(15,960)	(8,462)	(14,789)	(6,204)	—	(45,415)

Adjustments corresponding to intangible assets from discontinued operations, at the end of the year	(14,061)	—	—	—	—	(14,061)

Accumulated at the end of the year	(52,215)	(21,394)	(13,809)	(6,237)	—	(93,655)

At December 31, 2007	56,145	106,040	364,250	72,183	850,702	1,449,320

14 Investments in associated companies

	As of December 31,
	2008	2007
At the beginning of the year	44,042	16,284
Adjustments corresponding to investments in associated companies from discontinued operations	(40,227)	(12,866)

At the beginning of the year, adjusted	3,815	3,418

Translation adjustment	(81)	(37)
Equity in earnings of associated companies	1,851	434

Adjustments corresponding to investments in associated companies from discontinued operations, at the end of the year	—	40,227

At the end of the year	5,585	44,042

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
14 Investments in associated companies (continued)
The principal associated companies, all of which are unlisted, are:

		Voting rights
	Country of	at December 31,		Value at December 31,
Company	incorporation	2008	2007	2008	2007

Lomond Holdings BV. (1)	Netherlands	50.00%	50.00%	4,287	2,893
Matesi Materiales Siderúrgicos S.A. (2)	Venezuela	—	49.80%	—	40,227
Compañía Afianzadora de Empresas Siderúrgicas S.G.R. (3)	Argentina	38.89%	38.89%	86	95
Finma S.A.I.F. (4)	Argentina	33.33%	33.33%	1,212	827

				5,585	44,042

(1)	Holding Company. Indirectly through the participation in Alvory S.A.

(2)	See note 29 (ii).

(3)	Granting of guarantees to participating partners to facilitate or permit access to credits for purchase of national raw material. Indirectly through the participation in Siderar.

(4)	Consulting and financial services. Indirectly through the participation in Siderar.
15 Other investments, net — non-current

	As of December 31,
	2008	2007
Time deposits with related parties (i) (Note 30)	15,075	12,673
Guarantee fund Compañía Afianzadora de Empresas Siderúgicas S.G.R. (ii)	1,680	1,842
Others	193	300

Total	16,948	14,815

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
16 Receivables, net — non-current

	As of December 31,
	2008	2007
Receivables with related parties (Note 30)	492	35,949
Employee advances and loans	16,371	13,078
Advances to suppliers for property, plant and equipment	48,690	13,582
Advances to suppliers for property, plant and equipment with related parties	22,422	5,303
Income tax credit paid on business acquisition (Note 3 (a))	—	138,700
Tax credits	—	14,810
Others	32,390	15,613
Allowance for doubtful accounts (Note 21)	(170)	(512)

	120,195	236,523

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
17 Receivables — current

	As of December 31,
	2008	2007
Value added tax	87,113	23,073
Tax credits	80,280	118,858
Income tax credit paid on business acquisition (Note 3 (a))	28,214	84,000
Employee advances and loans	7,300	16,918
Advances to suppliers	9,157	38,019
Advances to suppliers with related parties (Note 30)	4,878	2,088
Expenses paid in advance	3,770	14,226
Government tax refunds on exports	6,520	56,056
Receivables with related parties (Note 30)	2,543	21,667
Others	19,216	30,126

	248,991	405,031

18 Inventories, net

	As of December 31,
	2008	2007
Raw materials, materials and spare parts	708,333	723,875
Goods in process	1,069,904	672,656
Finished goods	315,670	360,526
Goods in transit	18,458	229,934
Obsolescence allowance (Note 22)	(124,883)	(82,502)
Valuation allowance (Note 22)	(160,935)	—

	1,826,547	1,904,489

19 Trade receivables, net

	As of December 31,
	2008	2007
Current accounts	627,451	823,540
Trade receivables with related parties (Note 30)	18,891	28,977
Allowance for doubtful accounts (Note 22)	(23,350)	(26,964)

	622,992	825,553

20 Cash, cash equivalents and other investments

	As of December 31,
	2008	2007
(i) Other investments
Deposits (due in more than 90 days)	90,008	65,337

(ii) Cash and cash equivalents
Cash at banks and deposits (due in less than 90 days)	1,065,552	1,125,830

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
21 Allowances and Provisions — non current

	Deducted from
	assets	Liabilities
	Allowance for	Legal claims
	doubtful	and
	accounts	other matters
Year ended December 31, 2008
Values at the beginning of the year	512	57,345
Adjustments corresponding to allowances from discontinued operations	—	(30,426)

At the beginning of the year, adjusted	512	26,919

Translation differences	(20)	(3,662)
Additions	—	11,359
Reversals	(322)	(9,001)
Uses	—	(1,215)

At December 31, 2008	170	24,400

Year ended December 31, 2007
Values at the beginning of the year	1,373	60,543
Adjustments corresponding to allowances from discontinued operations	—	(44,857)

At the beginning of the year, adjusted	1,373	15,686

Translation differences	(33)	(317)
Acquisition of business	—	10,011
Additions	—	3,432
Reversals	(828)	(437)
Uses	—	(1,456)

Adjustments corresponding to allowances from discontinued operations, at the end of the year	—	30,426

At December 31, 2007	512	57,345

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
22 Allowances — current

	Deducted from assets
	Allowance for
	doubtful	Obsolescence	Valuation
	accounts	allowance	allowance
Year ended December 31, 2008
Values at the beginning of the year	26,964	82,502	—
Adjustments corresponding to allowances from discontinued operations	(867)	(14,754)	—

At the beginning of the year, adjusted	26,097	67,748	—

Translation differences	(2,478)	(19,149)	(39,037)
Reversals	(3,931)	(40,084)	—
Additions	7,113	122,209	199,972
Uses	(3,451)	(5,841)	—

At December 31, 2008	23,350	124,883	160,935

Year ended December 31, 2007
Values at the beginning of the year	25,083	78,779	—
Adjustments corresponding to allowances from discontinued operations	(2,359)	(19,882)	—

At the beginning of the year, adjusted	22,724	58,897	—

Translation differences	(221)	(548)	—
Acquisition of business	4,616	14,357	—
Reversals	(3,493)	(19,569)	—
Additions	3,405	16,541	—
Uses	(934)	(1,930)	—

Adjustments corresponding to allowances from discontinued operations, at the end of the year	867	14,754	—

At December 31, 2007	26,964	82,502	—

23 Deferred income tax
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	Year ended December 31,
	2008	2007
At beginning of the year	(1,295,975)	(945,652)
Adjustments corresponding to changes in deferred income tax from discontinued operations	43,675	178,873

At the beginning of the year, adjusted	(1,252,300)	(766,779)
Acquisition of business	—	(481,930)
Translation differences	141,526	16,518
Income statement credit/(charge)	300,614	(20,109)
Adjustments corresponding to changes in deferred income tax from discontinued operations, at the end of the year	—	(43,675)

At end of the year	(810,160)	(1,295,975)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
23 Deferred income tax (continued)
The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follow:

					Total at
	Fixed		Intangible		December 31,
Deferred tax liabilities	assets	Inventories	assets	Other	2008

At beginning of year	(1,131,205)	(166,163)	(146,993)	(60,937)	(1,505,298)
Adjustments corresponding to deferred tax liabilities from discontinued operations	146,150	(21,778)	—	—	124,372

At the beginning of the year, adjusted	(985,055)	(187,941)	(146,993)	(60,937)	(1,380,926)

Translation differences	131,059	6,937	19,592	7,900	165,488
Income statement credit/(charge)	105,654	184,968	26,149	(26,206)	290,565

At end of year	(748,342)	3,964	(101,252)	(79,243)	(924,873)

			Tax loss		Total at
		Trade	carry-		December 31,
Deferred tax assets	Provisions	Receivables	forwards	Other	2008

At beginning of year	73,945	12,843	1,372	121,163	209,323
Adjustments corresponding to deferred tax assets from discontinued operations	(6,634)	—	—	(74,063)	(80,697)

At the beginning of the year, adjusted	67,311	12,843	1,372	47,100	128,626

Translation differences	(13,386)	(2,371)	—	(8,205)	(23,962)
Income statement credit (charge)	18,302	(3,653)	(1,372)	(3,228)	10,049

At end of year	72,227	6,819	—	35,667	114,713

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.
As of December 31, 2008 and 2007, USD nil and USD 31,793, respectively, have been classified as non-current assets and USD 810,160 and USD 1,327,768, respectively, have been classified as non-current liabilities.
The amounts shown in the balance sheet include the following:

	As of December 31,
	2008	2007
Deferred tax assets to be recovered after more than 12 months	48,189	129,376
Deferred tax liabilities to be settled after more than 12 months	(927,764)	(1,339,333)

	(879,575)	(1,209,957)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
24 Other liabilities

	As of December 31,
	2008	2007
(i) Other liabilities — non-current

Termination benefits	4,187	8,723
Pension benefits	125,700	317,050
Related Parties (Note 30)	1,021	1,272
Other	17,782	6,629

	148,690	333,674

Pension benefits
The amounts recognized in the consolidated balance sheet are determined as follows:

	Year ended December 31,
	2008	2007
Present value of unfunded obligations	156,359	362,748
Unrecognized prior service costs	(4,657)	(2,137)
Unrecognized actuarial losses	(26,002)	(43,561)

Liability in the balance sheet	125,700	317,050

The amounts recognized in the consolidated income statement are as follows:

	Year ended December 31,
	2008	2007
Current service cost	5,589	3,674
Interest cost	14,027	18,290
Amortization of prior service costs	661	580
Net actuarial (gains) losses recognized in the year	1,462	(3,842)

Total included in labor costs	21,739	18,702

Changes in the liability recognized in the consolidated balance sheet are as follows:

	Year ended December 31,
	2008	2007
At the beginning of the year	317,050	263,454
Adjustments corresponding to allowances from discontinued operations	(183,821)	(146,932)

At the beginning of the year, adjusted	133,229	116,522

Transfers and new participants of the plan	(139)	258
Total expense	21,739	18,702
Translation differences	(26,006)	185
Contributions paid	(639)	(2,438)

Adjustments corresponding to allowances from discontinued operations, at the end of the year	—	183,821

Effect of companies under joint control (see Note 4 (a))	(2,484)	—

At the end of year	125,700	317,050

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
24 Other liabilities (continued)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2008	2007
Mexico

Discount rate	9.75%	8.75%
Rate of compensation increase	4.00%	4.00%

	Year ended December 31,
	2008	2007
Argentina

Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

	As of December 31,
	2008	2007
(ii) Other liabilities – current
Payroll and social security payable	88,610	106,755
Termination benefits	3,620	3,939
Participation account	—	51,219
Related Parties (Note 30)	1,563	9,194
Others	9,583	9,867

	103,376	180,974

25 Derivative financial instruments
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments at December 31, 2008 and 2007 were as follows:

	Year ended December 31,
	2008	2007
Contracts with positive fair values:

Foreign exchange contracts	1,516	—
Commodities contracts	—	577

	1,516	577

Contracts with negative fair values:

Interest rate swap contracts	(97,153)	(9,557)
Foreign exchange contracts	(13,553)	(3,736)
Commodities contracts	(12,338)	—

	(123,044)	(13,293)

Derivative financial instruments breakdown is as follows:
a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its fixed-rate debt. As of December 31, 2008, most of the Company’s long-term borrowings were at variable rates.
Ternium México entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
25 Derivative financial instruments (continued)
On February 23, 2007, Ternium Mexico entered into four interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 250 million, in an average range of 4.16% to 6.00%. These agreements are due in November 2011 and March 2012.
On September 21, 2007, Ternium Mexico entered into several interest rate collars that fix the interest rate to be paid over an aggregate notional amount of USD 1,500 million, in an average range of 3.28% to 5.50%. These agreements are due in July 2009.
On June 18, 2008, Ternium Mexico entered into 4 knock-in swap agreements over an aggregate notional amount of USD 894 million, in an average swap level of 5.22% and a knock-in (“KI”) level of 2.5%. These agreements are due in July 2012. As of December 31, 2008, these contracts were accounted for under the hedge accounting method and generated a pre-tax reserve in equity for USD 70,241 thousand.
b) Foreign exchange contracts
From time to time, Ternium’s subsidiaries enter into derivative agreements to manage this exposure to currencies other than the US Dollar.
During December 2008, Siderar hedged its purchases of machinery denominated in Canadian Dollars with a zero cost collar for a notional amount of CAD 1.9 million and strike prices of 1.17 and 1.30, due in January 2009.
Beginning in November 2008, Siderar entered into several forward agreements to manage the exchange rate exposure generated by its sales in Euros. The notional amount covered as of December 31, 2008 was EUR 9.2 million with an average forward price of 1.30 US Dollars per Euro.
As of December 31, 2008, Prosid Investments had several non-deliverable forward (NDF) agreements with a notional amount of ARS 100 million at an average exchange rate of 3.62 Argentine Pesos per US Dollar. These NDFs cover indirect exposure of short term debt denominated in ARS and are due in January 2009.
During 2003, Ternium Mexico entered into a cross currency swap contract with Bank of America to manage its exposure to changes in the Mexican Peso against the US Dollar and the impact of the floating interest rate changes on certain debt certificates. As of December 31, 2008, the notional amount totaled USD 52.6 million and the fixed interest rate was 9.30% per annum. This agreement is due on May 27, 2009.
Furthermore, during December 2008, Ternium Treasury Services entered into a forward agreement over an aggregate notional amount of EUR 14 million, at an exchange rate of 1.43 US Dollars per Euro, to manage its exposure to investments in Euros. This forward is due on January 20, 2009.
The net fair values of the exchange rate derivative contracts as of December 31, 2008 and December 31, 2007 were as follows:

			Fair Value at December 31,
Currencies	Contract	Notional amount	2008	2007
USD/EUR	Forward	31,935	(423)	—
CAD/USD	Collar	1,613	6	—
MXN/USD	Cross Currency Swap	52,583	(12,678)	(2,486)
MXN/USD	Forward		—	(1,220)
ARS/USD	ND Forward	27,751	1,058	(30)

			(12,037)	(3,736)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
25 Derivative financial instruments (continued)
c) Commodities contracts
Ternium Mexico entered into derivative structures to manage the impact of the fluctuation of natural gas price over its cost.
As of December 2008, Ternium Mexico had two structures outstanding with an aggregate notional amount of 7 million MMBTU (100 contracts a month). These structures cover 23% of Ternium Mexico’s natural gas consumption until July 2009. As of December 31, 2008, these contracts were accounted for under the hedge accounting method and generated a pre-tax reserve in equity for USD 12,338 thousand.

			Fair value at December 31,
Contract	Average price	Notional amount	2008	2007
Call – Purchases	9.79/9.55	7,000 MMBTU	129	1,200
Call – Sales	13.50	7,000 MMBTU	(7)	(29)
Put – Sales	9.79@KI 7.50 /9.55@KI 6.80	7,000 MMBTU	(21,248)	(594)
Put – Purchases	6.50	7,000 MMBTU	8,788	—

			(12,338)	577

26 Borrowings

	Year ended December 31,
	2008	2007
(i) Non-current
Bank borrowings	2,336,796	3,683,277
Less: debt issue costs	(10,929)	(7,205)

	2,325,867	3,676,072

(ii) Current
Bank borrowings	945,822	429,287
Less: debt issue costs	(4,362)	(23,048)

	941,460	406,239

Total Borrowings	3,267,327	4,082,311

The maturity of borrowings is as follows:

	Expected Maturity Date
					At December 31, (1)
	2009	2010	2011	2012	2008	2007
Fixed Rate	227,276	—	—	—	227,276	194,638
Floating Rate	714,184	542,882	493,427	1,289,558	3,040,051	3,887,673

Total	941,460	542,882	493,427	1,289,558	3,267,327	4,082,311

(1)
As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates this carrying amount and is not disclosed separately.

The weighted average interest rates — which incorporate instruments denominated mainly in US dollars and which also include the effect of derivative financial instruments- at the balance sheet date were as follows:

	December 31,
	2008	2007
Bank borrowings	2.79%	6.15%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2008 and 2007, respectively.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
26 Borrowings (continued)
Breakdown of borrowings by currency is as follows:

		December 31,
Currency	Interest rates	2008	2007
USD	Floating	3,040,052	3,807,438
USD	Fixed	148,117	188,168
ARS	Fixed	38,754	2,067
MXN	Fixed	40,404	1,812
MXN	Floating	—	82,826

Total bank borrowings		3,267,327	4,082,311

USD: US dollars; ARS: Argentine pesos; MXN: Mexican pesos
27 Contingencies, commitments and restrictions on the distribution of profits
Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium’s consolidated financial position or results of operations.
(i) Tax claims
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
On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 by USD 14.1 million and instructing the recalculation of taxes in accordance with this ruling. The Company questioned the recalculation conducted by the AFIP, generating an incident that had favorable resolution to the criteria exposed by the Company. Consequently, in December 2006 Siderar made a payment of USD 0.1 million according to the Company’s filing and the Fiscal Court’s approval, which was then appealed by the AFIP.
Based on the above, the Company recognized a provision amounting to USD 4.7 million as of December 31, 2008 as management considers there is a probable cash outflow.
(ii) Commitments
The following are the Company’s main off-balance sheet commitments:
(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The contracted amount of this outsourcing agreeement totals USD 134.7 million and is due to terminate in 2018.
(b) Siderar, within the investment plan to increase its production capacity, entered into several commitments to acquire new production equipment for a total consideration of USD 223.6 million. Given the severe international financial crisis, its impact in the steel global market and the uncertainty about the evolution of steel demand, Siderar rescheduled the execution of its investment plan and entered into a renegotiation process to reduce the outflow of cash during 2009.
(c) Siderar, following global steel industry tendencies, entered into several renegotiation processes regarding prices related to certain relevant raw material contracts, considering that the existing contractual terms do not reflect the current market conditions.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits (continued)
(d) Siderar entered into a contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The contracted amount totals USD 179.5 million and the agreement is due to terminate in 2025.
(e) The production process of Ternium Mexico’s (former Hylsa’s plants) requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply of a contracted electrical demand of 143.2 MW. This contract effectively started on April 30, 2002, and currently supplies approximately 28% of Ternium México’s electricity needs with the remainder supplied by CFE, the Mexican state-owned utility company. The contract with Iberdrola will terminate in 2027.
Effective January 1, 2008, Iberdrola invoked an early termination clause included in the above mentioned contract in connection with two of the plants located in Puebla and Apodaca. This early termination clause provides for a ninety-day period before electricity supply is suspended. Accordingly, the termination of the contract and the suspension of the energy supply became effective on March 31, 2008. The contracted electrical demand from these two plants represents approximately 22% of the total demand of 143.2 MW.
(f) Ternium México (former Hylsamex S.A. de C.V. and subsidiaries) entered into 16 long-term operating lease agreements for the rental of machinery, materials handling equipment, earth moving equipment, computers and assorted vehicles. Total amounts due, from 2009 to 2012, include USD 6.3 million in lease payments. Total loss for lease payments recorded in the year ended December 31, 2008 accounts for USD 6.0 million.
Future minimum lease payments under non-cancellable operating leases are as follows:

Year	USD Million
2009	4.3
2010–2012	2.0

Total	6.3

(g) On April 5, 2000, several subsidiaries of Ternium México (former Grupo Imsa) which have facilities throughout the Mexican territory, entered into a 15-year energy purchase agreement for approximately 90 MW of electricity as purchased capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium México is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits.
(h) On April 1, 2003, Ternium México (former Grupo Imsa, through Industrias Monterrey S.A. de C.V.) entered into a contract with PEMEX GAS and Petroquímica Básica for the supply of natural gas to one of Ternium México’s plants located in Monclova, based on an annual program established 30 days before the commencement of the following service year. This annual program is agreed based on Ternium México’s needs during the relevant period and Ternium México has the obligation to purchase this agreed volume, which is subject to renegotiation according to the agreement. The reference price is determined based on the average of the quoted prices of several indexes plus transportation and service costs depending on the areas or cities.
(i) On December 16, 2004, Ternium México (former Grupo Imsa) entered into a ten-year steel slab supply agreement (the “Agreement”) with Corus UK Limited (“Corus”) together with Grupo Marcegaglia (Italy), Duferco International (Switzerland), Donkuk Steel (South Korea) (collectively referred to as the “Off-takers”). During the term of the contract, Ternium México through one of its subsidiaries, will be entitled to purchase 15.4% of the production of Corus’ Teeside plant, estimated between 3.2 and 3.6 million tons of steel slab per year. This represents approximately 20% of Ternium México’s actual steel slab needs. The Agreement also establishes a supply schedule for each of the Off-takers.
Ternium México is committed to make predetermined cash payments during the term of the contract in addition to the purchase price paid for the steel slab, as follows: (i) an initial payment of USD 14.3 million, (ii) twenty semi-annual payments distributed proportionately in different percentages until 2014 for a total of USD 16.5 million, and (iii) additional payments for future capital investments in Corus’ Teeside plant amounting to approximately USD 15.1 million. The initial payment and the due payments described in (ii) above have been made prior to the acquisition of Ternium México by Ternium. In December 2007, the rights and obligations established in this contract were transferred to Alvory S.A.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits (continued)
(j) On January 19, 2006, Ternium México (former Grupo Imsa, through Industrias Monterrey S.A. de C.V) entered into an agreement with Gas Industrial de Monterrey, S.A. de C.V (GIMSA), under which GIMSA agrees to supply natural gas to two of Ternium México’s plants, based on an Annual Firm Base which is established 45 days before the commencement of the following service year and is determined based on Ternium México’s daily needs for the relevant period. Ternium México has the obligation to purchase the agreed volume, which is subject to changes according to written communications, as established in the agreement. The price is determined on a monthly basis pursuant to the methodology approved by the Energy Regulatory Commission for prices applicable to the area.
(iii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2008, this reserve reached the above-mentioned threshold.
Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.
Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At December
31, 2008
Share capital	2,004,743
Legal reserve	200,474
Distributable reserves	201,674
Non distributable reserves	1,414,123
Accumulated profit at January 1, 2008	1,231,826
Profit for the year	225,455

Total shareholders equity under Luxembourg GAAP	5,278,295

During the annual general shareholders meeting held on June 4, 2008, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2007, and a distribution of dividends of USD 0.05 per share (USD 0.50 per ADS), or USD 100.2 million. The dividends were paid on June 12, 2008.
28 Earnings per share
As mentioned in Note 1, on January 11, 2006, the Company launched an Initial Public Offering of 24,844,720 ADSs (each representing 10 shares of the Company) in the United States. The Company’s Initial Public Offering was settled on February 6, 2006.
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
Upon consummation of the transactions mentioned above, as of December 31, 2006, the capital was increased to USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.
For fiscal years 2008, 2007 and 2006, the weighted average of shares outstanding totaled 2,004,743,442, 2,004,743,442 and 1,936,833,060 shares, respectively.

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

	2008	2007	2006
Profit attributable to equity holders of the Company	715,418	784,490	795,424
Weighted average number of ordinary shares in issue	2,004,743,442	2,004,743,442	1,936,833,060
Basic earnings per share (USD per share)	0.36	0.39	0.41
Diluted earnings per share (USD per share)	0.36	0.39	0.41
29 Discontinued operations
(i) Sale of non strategic U.S. assets
On February 1, 2008, Ternium, through its subsidiary Imsa Acero S.A. de C.V., completed the sale of its interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD 722.7 million on a cash-free and debt-free basis, net of working capital and other adjustments. Direct transaction costs paid by the Company in connection with this sale totaled USD 4.1 million. The Company continues to own Steelscape’s Shreveport, LA plant. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico. The result of this transaction was a gain of USD 97.5 million, calculated as the net proceeds of the sale less the book value of discontinued net assets and the corresponding tax effect.
(ii) Available for sale assets — Sidor
On March 31, 2008, the Company controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. Following the confirmation of the Venezuelan government’s decision to nationalize Sidor, on April 16, 2008, the Company, Sidor and the Venezuelan government entered into an agreement providing for the creation of a transition committee, composed of representatives of the government, the union and Sidor’s class B employee shareholders, which was charged with ensuring the normal conduct of Sidor’s production and commercial processes, acting in coordination with Sidor’s board of directors, during the transition period until the nationalization was completed. In the meantime, the Venezuelan Government took control of the process of negotiation of the collective labor agreement and excluded Sidor from that process.
On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest. This resolution authorized the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation.
On May 11, 2008, the Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region (the “Decree”), dated April 30, 2008, was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. The Decree required the Venezuelan government to create two committees: a transition committee to be incorporated into Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008, and a separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela, together with the terms and conditions of the possible participation of such private shareholders in the share capital of the state-owned enterprises.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
29 Discontinued operations (continued)
(ii) Available for sale assets — Sidor (continued)
The Decree also stated that, in the event the parties failed to reach agreement regarding the terms and conditions for the transformation of Sidor and its subsidiaries and associated companies into state-owned enterprises by the expiration of the 60-day period, the Ministry of Basic Industries and Mining (the “MIBAM”) would assume control and exclusive operation, and the Executive Branch would order the expropriation of the shares of the relevant companies. Finally, the Decree specified that all facts and activities thereunder would be subject to Venezuelan law and any disputes would be submitted to Venezuelan courts.
On May 2, 2008, the Company communicated to the MIBAM, among other things, its consent to submit any controversy between the Company or its subsidiaries and Venezuela relating to Sidor’s nationalization to arbitration administered by the International Center for Settlement of Investment Disputes (“ICSID”) established by the Convention on the Settlement of Investment Disputes between States and the Nationals of Other States (the “ICSID Convention”). On May 14, 2008, the Company informed the MIBAM, among other things, that the determination of the compensation for the transfer of the Company’s interest in Sidor to Venezuela and the solution of any controversy between the Company or its subsidiaries and Venezuela relating to Sidor’s nationalization would be governed by the applicable investment treaties signed by Venezuela, and would not be submitted to Venezuelan courts.
Upon expiration of the term contemplated under the Decree, on July 12, 2008, Venezuela, acting through CVG, assumed operational control of Sidor. Following the change in operational control, CVG assumed complete responsibility for Sidor’s operations and Sidor’s board of directors ceased to function. Thereafter, Sidor’s operations were to be managed by a temporary operating committee; this committee, which could act by simple majority, was to have six members, with the majority of such members being appointed by CVG and one of CVG’s appointees to become the committee’s president and Sidor’s general manager. However, the temporary operating committee has subsequently become non-operational and, accordingly, Sidor’s operations are exclusively controlled and managed by Venezuela through CVG and MIBAM.
The term provided in the Decree for the negotiation of the conditions under which all or a significant part of the Company’s interest in Sidor would be transferred to Venezuela was extended until August 18, 2008. Negotiations continued even after this additional term expired. On August 29, 2008, the President of Venezuela publicly stated his rejection of the latest proposal submitted by the Company to the Venezuelan authorities as part of their ongoing negotiations. The negotiations were subsequently resumed and continue to be under way. As the date of issuance of these financial statements, Ternium continues to retain formal title over the shares.
On August 29, 2008, Ternium gave further notice to the MIBAM regarding the existence of a controversy under the applicable bilateral investment treaties as a consequence of the nationalization ordered by the President of Venezuela without payment of adequate compensation, and reserved the right to initiate arbitration proceedings before ICSID.
The Company’s investment in Sidor is protected under several bilateral investment treaties, including the treaty between Venezuela and the Belgium-Luxembourg Economic Union, and, as noted above, the Company has consented to the jurisdiction of the ICSID in connection with the Sidor nationalization process. The Company continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law and will continue to evaluate its options in realizing the fair value of its interest in Sidor prior to state intervention. In addition, the Company will defend itself vigorously against any attempt by the Venezuelan government to lower the compensation for its interest in Sidor as a result of any government claims.
Based on the facts and circumstances described above and following the guidance set forth by IAS 27, the Company ceased consolidating Sidor’s results of operations and cash flows as from April 1, 2008 and classified its investment in Sidor as a financial asset based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.
The Company classified its interest in Sidor as an available-for-sale investment since management believes it does not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.
Consistent with that treatment, the cost on initial measurement of the Sidor financial asset was its carrying amount at March 31, 2008 (IAS 27, paragraphs 31 and 32), and any difference between the carrying amount and the fair value of the Sidor financial asset at each reporting date shall be recognized directly in equity, except for impairment charges, foreign exchange gains/losses and the application of the effective interest method (IAS 39, paragraph 55(b)).

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
29 Discontinued operations (continued)
(ii) Available for sale assets — Sidor (continued)
Ternium is entitled to receive compensation in an amount equal to the fair value of Sidor just before the nationalization measures were announced as provided, among others, by Article 4 of the bilateral investment treaty between the Belgian-Luxembourg Economic Union and Venezuela. In addition, Ternium is entitled to submit the dispute concerning the nationalization to arbitration administered by ICSID, and in accordance with the ICSID Convention, a judgment by ICSID awarding compensation to Ternium would be binding upon the parties and immediately enforceable as if it were a final judgment of a court of each of the 143 States, including Venezuela, that have ratified the ICSID Convention.
In determining fair value though several valuation techniques, as further explained below, in all cases Ternium concluded that the amount of the expected compensation for the Sidor financial asset would be higher than the carrying amount. However, the variability in the range of fair value estimates is significant and the probabilities of the various estimates within that range cannot be reasonably assessed. Accordingly, and following the guidance set forth by paragraphs 46 (c), AG 80 and AG 81 of IAS 39, Ternium continues to record the Sidor financial asset at its carrying amount.
Ternium tests the Sidor financial asset for impairment at each reporting period. In measuring fair value, Ternium employs several different valuation techniques. Specifically, Ternium performed fair value estimates on the basis of discounted cash flows, FV/EBITDA multiples based on market capitalization of public steel companies and capacity multiples of public steel companies, as well as multiples of transactions that took place in the period preceding the nationalization, using FV/EBITDA and capacity multiples. In all of the scenarios evaluated by the Company, the estimated fair value of Ternium’s interest in Sidor, as calculated by the Company, exceeds the carrying amount of the Sidor asset at December 31, 2008 (USD 1.3 billion). Consequently, the Company did not recognize any impairment loss in connection with the Sidor financial asset.
The results of operations and cash flows generated by Sidor prior to its classification as an available-for-sale asset were presented as discontinued operations in these financial statements. Comparative figures were re-presented for consistency as required by IFRS 5.
(iii) Analysis of the result of discontinued operations:

	Year ended December 31,
	2008(1)	2007(2)	2006 (3)

Net sales	467,618	2,899,049	2,055,582
Cost of sales	(306,744)	(1,833,427)	(1,172,156)

Gross profit	160,874	1,065,622	883,426

Selling, general and administrative expenses	(90,362)	(328,850)	(247,749)
Other operating income (expenses), net	1,080	13,146	(2,915)

Operating income	71,592	749,918	632,762

Financial expenses, net	(15,330)	(13,018)	(8,480)
Loss from Participation Account — Sidor	(96,525)	(701,599)	(670,874)
Income from Participation Account	210,205	419,065	400,713
Equity in (losses) earnings of associated companies	(150)	(7,499)	3,863

Income before income tax	169,792	446,867	357,984

Income tax benefit	41,326	133,058	86,484

Discontinued operations	211,118	579,925	444,468

Reversal of currency translation adjustment — Sidor	(151,504)	—	—
Results from the sale of non strategic U.S. assets — see Note 29 (i)	97,481	—	—

Income from discontinued operations	157,095	579,925	444,468

(1)	Includes the results of Sidor for the period January 1, 2008 up to March 31, 2008.

(2)	Includes the results of Sidor for the period January 1, 2007 up to December 31, 2007 and the results from non strategic U.S. assets from August 1, 2007 up to December 31, 2007.

(3)	Includes the results of Sidor for the period January 1, 2006 up to December 31, 2006.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
29 Discontinued operations (continued)
(iv) Analysis of cash flows from discontinued operations:

	Year ended December 31,
	2008(1)	2007(2)	2006 (3)
Cash flows from discontinued operating activities
Net income of from discontinued operations	157,095	579,925	444,468
Adjustments for:
Depreciation and amortization	50,820	217,662	166,518
Income tax accruals less payments	(41,613)	(133,930)	(86,485)
Results from the sale of non strategic U.S. assets	(97,481)	—	—
Reversal of currency translation adjustment — Sidor	151,504	—	—
Changes in working capital and others	107,184	(39,356)	(40,906)

Cash flows from discontinued operating activities	327,509	624,301	483,595
Net cash used in discontinued investing activities	(54,923)	(98,685)	(82,835)
Net cash used in discontinued financing activities	(30,216)	(106,311)	(73,856)

Net cash flows from discontinued operations	242,370	419,305	326,904

(1)	Includes cash flow movements from Sidor for the period January 1, 2008 up to March 31, 2008.

(2)	Includes cash flow movements from Sidor for the period January 1, 2007 up to December 31, 2007 and cash flow movements from non strategic U.S. assets from August 1, 2007 up to December 31, 2007.

(3)	Includes cash flow movements from Sidor for the period January 1, 2006 up to December 31, 2006.
30 Related party transactions
The Company is controlled by San Faustín, which at December 31, 2008 indirectly owned 72.10% of Ternium’s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such us the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.. For commitments with Related Parties see Note 27.
The following transactions were carried out with related parties:

	Year ended December 31,
	2008	2007

(i) Transactions

(a) Sales of goods and services
Sales of goods to associated parties	—	7
Sales of goods to other related parties	109,036	50,431
Sales of services to associated parties	43	54
Sales of services to other related parties	1,101	4,318

	110,180	54,810

(b) Purchases of goods and services
Purchases of goods from other related parties	61,127	46,049
Purchases of services from associated parties	32,796	24,163
Purchases of services from other related parties	172,708	129,324

	266,631	199,536

(c) Financial results
Income with associated parties	906	534

	906	534

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
30	Related party transactions (continued)
(ii) Transactions involving discontinued operations
During the three-month period ended March 31, 2008 and during the year ended December 31, 2007, Sidor entered into several transactions with related parties outside the Ternium group. These transactions have been included within “Income from discontinued operations” in the consolidated income statements for the years ended December 31, 2008 and 2007. The related amounts are described in the table below:

	Year ended December 31,
	2008	2007

Sales of goods and services to related parties/associated companies	14,644	82,090
Purchases of goods and services to related parties/associated companies	29,947	92,447
Financial income with related parties/associated companies	488	2,932

	45,079	177,469

	At December 31,
(iii) Year-end balances	2008	2007

(a) Arising from sales/purchases of goods/services and other transactions
Receivables from associated parties	1,655	937
Receivables from other related parties	20,271	87,744
Advances to suppliers with other related parties	27,302	5,303
Payables to associated parties	(1,164)	(5,084)
Payables to other related parties	(44,047)	(32,346)

	4,017	56,554

(b) Other investments
Time deposit	15,075	12,673

	15,075	12,673

(iv) Officers and Directors’ compensation
The aggregate compensation of Officers and Directors earned during the years ended December 31, 2008, 2007 and 2006 amounts to USD 10,955 thousand, USD 9,984 thousand and USD 10,276 thousand, respectively.
31 Cash flow disclosures

	At December 31,
	2008	2007	2006

(i) Changes in working capital (i)

Inventories	(821,713)	(59,249)	(204,431)
Receivables, other investments and others	(35,031)	32,312	45,812
Trade receivables	(22,535)	68,962	(55,046)
Other liabilities	20,412	(3,543)	(59,161)
Trade payables	(212,605)	59,246	116,119

	(1,071,472)	97,728	(156,707)

(ii) Income tax accruals less payments
Tax accrued (Note 11)	162,703	291,345	353,044
Taxes paid	(251,214)	(342,816)	(280,431)

	(88,511)	(51,471)	72,613

(iii) Interest accruals less payments
Interest accrued	138,979	135,755	110,500
Interest paid	(223,130)	(48,175)	(108,263)

	(84,151)	87,580	2,237

(i)	Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
32 Recently issued accounting pronouncements
(i) International Financial Reporting Standard 8, “Operating Segments”
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
(ii) International Accounting Standard 23 (revised 2007), “Borrowing Costs”
In March 2007, the International Accounting Standards Board issued International Accounting Standard 23 (revised 2007), “Borrowing Costs” (the “Standard”). The Standard provides that borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset, while all other borrowing costs shall be recognized as an expense.
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
(iii) International Accounting Standard 27 (amended 2008), “Consolidated and separate financial statements”
In January 2008, the International Accounting Standards Board (“IASB”) issued International Accounting Standard 27 (amended 2008), “Consolidated and separate financial statements” (“IAS 27 - amended”). IAS 27 — amended includes modifications to International Accounting Standard 27 that are related, primarily, to accounting for non-controlling interests and the loss of control of a subsidiary.
IAS 27 — amended must be applied for annual periods beginning on or after 1 July 2009, although earlier application is permitted. However, an entity must not apply the amendments contained in IAS 27 — amended for annual periods beginning before 1 July 2009 unless it also applies IFRS 3 (as revised in 2008).
The Company’s management estimates that the application of IAS 27 — amended will not have a material effect on the Company’s financial condition or results of operations.
(iv) International Financial Reporting Standard 3 (revised January 2008), “Business combinations”
In January 2008, the IASB issued International Financial Reporting Standard 3 (revised January 2008), “Business combinations” (“IFRS 3 revised”). IFRS 3 revised includes amendments that are meant to provide guidance for applying the acquisition method.
IFRS 3 revised replaces IFRS 3 (as issued in 2004) and comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. Earlier application is permitted, provided that IAS 27 — amended is applied at the same time.
The Company’s management estimates that the application of IFRS 3 revised will not have a material effect on the Company’s financial condition or results of operations, until a business combination is consummated.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
32 Recently issued accounting pronouncements (continued)
(v) International Financial Reporting Standard 2 (amended January 2008), “Share-based payments”
In January 2008, the IASB issued International Financial Reporting Standard 2 (amended January 2008), “Share-based payments” (“IFRS 2 revised”). IFRS 2 revised establishes that for equity-settled share-based payment transactions, an entity shall measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For goods or services measured by reference to the fair value of the equity instruments granted, IFRS 2 revised specifies that all non-vesting conditions are taken into account in the estimate of the fair value of the equity instruments.
Entities shall apply these amendments to all share-based payments within the scope of IFRS 2 for annual periods beginning on or after 1 January 2009. Earlier application is permitted.
The Company’s management estimates that the application of IFRS 2 revised will not have a material effect on the Company’s financial condition or results of operations.
(vi) Amendments to International Accounting Standard 32 “Financial instruments: presentation” and International Accounting Standard 1 “Presentation of financial statements” (as revised in 2007) — Puttable financial instruments and obligations
In February 2008 the IASB amended International Accounting Standard 32 “Financial instruments: presentation” by requiring some financial instruments that meet the definition of a financial liability to be classified as equity. The amendment addresses the classification of some: (a) puttable financial instruments, and (b) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation.
Entities shall apply these amendments for annual periods beginning on or after 1 January 2009. Earlier application is permitted. If entities apply these amendments for an earlier period, they shall disclose that fact.
The Company’s management estimates that the application of IAS 32 (revised 2008) and IAS 1 (revised 2008) will not have a material effect on the Company’s financial condition or results of operations.
(vii) Amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards” and IAS 27 “Consolidated and Separate Financial Statements”
In May 2008, the IASB amended International Accounting Standard 27 “Consolidated and Separate Financial Statements Cost of an investment in a Subsidiary, Jointly Controlled Entity or Associate” (“IAS 27 — amended”). IAS 27 — amended includes modifications to International Accounting Standard 27 that are related, primarily, to the accounting for investments in subsidiaries, jointly controlled entities or associates in separate financial statements when reorganizations are established.
Additionally, the IASB amended International Financial Reporting Standard 1 “First-time adoption of international financial reporting standard” (“IFRS 1 — amended”). IFRS 1 — amended includes modifications to the accounting of subsidiaries, jointly controlled entities and associates at cost in the entity’s separate opening IFRS statement of financial position.
Entities shall apply these amendments for annual periods beginning on or after 1 January 2009. If entities apply these amendments for an earlier period, they shall disclose that fact.
The Company’s management estimates that the application of IAS 27 — amended and IFRS 1 — amended will not have a material effect on the Company’s financial condition or results of operations.
(viii) Improvements to International Financial Reporting Standards
In May 2008, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards.
Entities shall apply these amendments for annual periods beginning on or after 1 July 2009. If entities apply these amendments for an earlier period, they shall disclose that fact.
The Company’s management estimates that the application of this paper will not have a material effect on the Company’s financial condition or results of operations.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
32 Recently issued accounting pronouncements (continued)
(ix) IFRIC Interpretation 16 —Hedges of net investment in a foreign operation
In July 2008, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 16 “Hedges of net investment in a foreign operation” (“IFRIC 16”). IFRIC 16 applies to an entity that hedges the foreign currency risk arising from its net investments in foreign operations and wishes to qualify for hedge accounting in accordance with IAS 39.
An entity shall apply this Interpretation for annual periods beginning on or after 1 October 2008. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 October 2008, it shall disclose that fact.
The Company’s management estimates that the application of IFRIC 16 will not have a material effect on the Company’s financial condition or results of operations.
(x) Amendments to IAS 39 “Financial Instruments: Recognition and Measurement”
In July 2008, the IASB amended International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (“IAS 39 — amended”). IAS 39 — amended includes modifications to International Accounting Standard 39 that are related, primarily, to clarify how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in particular situations.
Entities shall apply these amendments for annual periods beginning on or after 1 July 2009. If entities apply these amendments for an earlier period, they shall disclose that fact.
The Company’s management estimates that the application of IAS 39 — amended will not have a material effect on the Company’s financial condition or results of operations.
(xi) Amendments to IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures”
In October 2008, the IASB amended International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (“IAS 39 — amended”) and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7 — amended”). The amendments will only permit reclassification of certain non-derivative financial assets recognized in accordance with IAS 39. Financial liabilities, derivatives and financial assets that are designated as at fair value through profit or loss on initial recognition under the fair value option cannot be reclassified. The amendments therefore only permit reclassification of debt and equity financial assets subject to meeting specified criteria and do not permit reclassification into the category of fair value through profit or loss.
Entities shall apply these amendments on or after 1 July 2008. Entities are not permitted to reclassify financial assets in accordance with the amendments before 1 July 2008. Any reclassification of a financial asset made on or after 1 November 2008 will take effect only from the date when the reclassification is made. Any reclassification of a financial asset in accordance with the amendments should not be applied retrospectively to reporting periods ended before the effective date.
The Company’s management estimates that the application of IAS 39 — amended and IFRS 7 — amended will not have a material effect on the Company’s financial condition or results of operations.
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

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Financial risk management (continued)
1.1) Market Risk
(i) Foreign exchange rate risk
Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.
Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedgings according to market conditions. These hedgings can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.
Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.
The following table shows a breakdown of Ternium’s assessed balance sheet exposure to currency risk as of December 31, 2008. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million	Functional Currency
Exposure to	USD		MXN	ARS

US dollar (USD)	(n/a	)	(2,286.3)	(152.8)
EU euro (EUR)	30.2		(6.4)	55.2
Other currencies	1.1		—	—
We estimate that if the Argentine peso and Mexican peso had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 24.3 million lower, as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables and borrowings. This effect would have been offset by the change in the currency translation adjustment recorded in equity.
Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 3.3 billion, the currency translation adjustment included in total equity would have been USD 33.4 million lower, arising from the adjustment on translation of the equity related to the Mexican peso and the Argentine peso.
(ii) Interest rate risk
Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and structures with options. The Company’s general policy is to maintain a balance between instruments exposed to fixed and variable rates; which can be modified according to long term market conditions.
Ternium’s nominal weighted average interest rate for its debt instruments was 1.98% and 6.15% for 2008 and 2007, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2008 and 2007, respectively. This nominal weighted average interest rate does not include the effect of derivative financial instruments.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Financial risk management (continued)
1.1) Market Risk (continued)
(ii) Interest rate risk (continued)
Ternium’s total variable interest rate debt amounted to USD 3,040 million (93% of total borrowings) at December 31, 2008 and USD 3,888 million (95 % of total borrowings) at December 31, 2007.
If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2008, would have been 100 basis points higher with all other variables held constant, total profit for the year ended December 31, 2008 would have been USD 34.0 million lower, excluding the effect of derivative contracts mentioned in Note 25 (a).
(iii) Commodity price risk
In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies, including entering into long-term supply agreements and/or fixing commodity prices for limited periods of time. For further information on long-term commitments, see note 27(ii).
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
Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.
As of December 31, 2008, trade receivables total USD 623.0 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 44.7 million, credit insurance of USD 316.3 million and other guarantees of USD 14.4 million.
As of December 31, 2008, trade receivables of USD 534.9 million were fully performing.
As of December 31, 2008, trade receivables of USD 88.1 million were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. These trade receivables as of December 31, 2008, are past due less than 3 months.
The amount of the allowance for doubtful accounts was USD 23.4 million as of December 31, 2008. This allowance for doubtful accounts and the existing guarantees are sufficient to cover overdue trade receivables.
The carrying amounts of the Company’s trade and other receivables as of December 31, 2008, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	610.6
EU euro (EUR)	69.2
Argentine peso (ARS)	80.4
Mexican peso (MXN)	230.8
Other currencies	1.1

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Financial risk management (continued)
1.3) Liquidity risk
Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations.
Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.
The Company has not negotiated additional credit facilities.
The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Expected Maturity Date (at December 31, 2008)
USD million	2009	2010	2011	2012	Thereafter

Borrowings	941.5	542.9	493.4	1,289.6	—
Interests to be accrued	53.3	28.0	20.5	15.1	—
Trade payables and other liabilities	503.0	—	—	—	—

Total	1,497.8	570.9	513.9	1,304.7	—

1.4) Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.37 and 0.39 as of December 31, 2008 and 2007, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.
2) Financial instruments by category
The accounting policies for financial instruments have been applied to the line items below:

		Assets at fair
At December 31, 2008	Loans and	value through
(in USD thousand)	receivables	profit and loss	Derivatives	Total

(i) Assets as per balance sheet (1)
Receivables	39,626			39,626
Derivative financial			1,516	1,516
Trade receivables	622,992			622,992
Other investments		105,084		105,084
Cash and cash equivalents		1,065,552		1,065,552

Total	662,618	1,170,636	1,516	1,834,770

(1)	It does not include available for sale assets related to discontinued operations- Sidor (see note 29 (ii))

		Other
At December 31, 2008		financial
(in USD thousand)	Derivatives	liabilities	Total

(ii) Liabilities as per balance sheet
Other liabilities		104,945	104,945
Trade payables		398,096	398,096
Derivative financial instruments	123,044		123,044
Borrowings		3,267,327	3,267,327

Total	123,044	3,770,368	3,893,412

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Financial risk management (continued)
3) Accounting for derivative financial instruments and hedging activities
Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in fair value are disclosed under Financial income, net line item in the income statement. Ternium does not hedge its net investments in foreign entities.
Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the Balance Sheet.
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2008, the effective portion of designated cash flow hedges amounts to USD 59.5 million (net of taxes for USD 23.1 million) and is included as “Change in fair value of cash flow hedge (net of taxes)” under “Revaluation and other reserves” line item in the Statement of changes in shareholders’ equity
Ternium documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.
4) Fair value estimation
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

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
34 Subsequent events (1)
(a) Sidor.
On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG. The transfer was effected as a result of Venezuela’s Decree Law 6058, which ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises and declared the activities of such companies of public and social interest. While CVG had assumed operational control of Sidor on July 12, 2008, Ternium had retained formal title over the shares until May 7, 2009. Ternium agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash on May 7, 2009. The balance was divided in two tranches: the first tranche, of USD 945 million, will be paid in six equal quarterly installments (the first such installment being due on August 7, 2009), while the second tranche will be paid at maturity in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level.
(b) Annual General Shareholders Meeting.
On June 3, 2009, the annual general meeting of shareholders of the Company approved all resolutions on its agenda. Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements and annual accounts for the year ended December 31, 2008; re-elected the then current members of the Company’s board of directors to serve until the next annual shareholders meeting (to be held in June 2010); and re-appointed Price Waterhouse & Co. SRL (a member firm of PricewaterhouseCoopers) as Ternium’s independent auditors for the 2009 fiscal year.
In addition, the annual general meeting of shareholders resolved to authorize the Company and the Company’s subsidiaries to acquire shares of the Company, including shares represented by ADRs, at such times and on such other terms and conditions as may be determined by the board of directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that, among other conditions, the nominal value of the shares so acquired, together with shares previously acquired by the Company, its wholly-owned subsidiaries or any other person acting on the Company’s behalf, and not cancelled, shall not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions of shares made through a stock exchange in which the shares or ADRs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market, and that the purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADRs in the New York Stock Exchange during the five trading days in which transactions in the ADRs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADRs are purchased and, in the case of purchases of shares other than in the form of ADRs, the per share purchase price may not exceed the maximum nor may it be lower than the minimum purchase prices that would have applied in case of an ADR purchase divided by the number of underlying shares represented by an ADR at the time of the relevant purchase. In addition, the acquisitions of shares or ADRs carried out pursuant to this authorization shall comply with the relevant provisions of he Luxembourg law of August 10, 1915 on commercial companies and, where applicable, with the laws and regulations of the markets where the shares or other securities representing shares are traded.
(c) Arbitration with Corus
Grupo Imsa, together with Grupo Marcegaglia, Duferco International and Donkuk Steel were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers were required, in the aggregate, to purchase approximately 78% of the steel slab production of Corus’ Teeside facility in the North East of England, of which Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year.  In addition, the offtakers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.) On April 7, 2009, Ternium Procurement, together with the other offtakers, declared the early termination of their respective off-take agreements with Corus pursuant to a provision allowing the offtakers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement.  Corus initially denied the occurrence of the alleged termination event and initiated an arbitration proceeding against the offtakers and Ternium Mexico seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus has not quantified but has stated would exceed the USD150 million maximum aggregate cap on liability of the offtakers under the off-take framework agreement. In addition, Corus threatened to submit to arbitration further claims in tort against the offtakers, and also threatened to submit such claims against certain third-parties to such agreements, including the Company. The offtakers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD150 million. On May 12, 2009, Corus, by a letter from its lawyers, alleged that the offtakers’s termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, however, would be maintained. The arbitration proceeding has not yet concluded.
Roberto Philipps
Chief Financial Officer

[1]	This note was added subsequent to the approval of these financial statements at the Annual General Meeting of shareholders of the Company held on June 3, 2009.

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of March 17, 2006*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

4.1	Shareholders’ Agreement, dated July 20, 2005, between I.I.I.—Industrial Investments Inc. and Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS***

4.2	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited****

4.3	Promissory Notes (pagarés) numbered 1 to 7 issued by CVG on May 7, 2009.

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2006 (File No.001-32734).

**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

***	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 11, 2006 (File No. 333-130950).

****	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).