Form 20-F
period 2009-12-31
Ternium S.A.
filed 2010-06-30
CIK 1342874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2009
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
Beatriz Rodriguez Salas
46A, Avenue John F. Kennedy — 2 nd floor
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
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐       Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐       No ☑
Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J.P. Mitrani Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno Abogados Alicia Moreau de Justo 400, 3rd Floor C1007AAH — Buenos Aires, Argentina (54-11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1701 Pennsylvania Avenue N.W. Washington, D.C. 20006 (202) 956-7500

i

CERTAIN DEFINED TERMS
In this annual report, unless otherwise specified or if the context so requires:
•	References to the “Company” refer exclusively to Ternium S.A., a Luxembourg joint stock corporation (société anonyme holding);

•	References in this annual report to “Ternium”, “we”, “us” or “our” refer to Ternium S.A. and its consolidated subsidiaries;

•	References to the “Ternium companies” are to the Company’s manufacturing subsidiaries, namely Siderar S.A.I.C., an Argentine corporation (“Siderar”), and Ternium México, S.A. de C.V., a Mexican corporation (“Ternium Mexico”), and their respective subsidiaries;

•	References to “Usiminas” are to Usinas Siderurgicas de Minas Gerais S/A—USIMINAS, a steel company organized under the laws of Brazil and an indirect shareholder of the Company;

•	References to “Tenaris” are to Tenaris S.A., a Luxembourg joint stock corporation (société anonyme holding) and a shareholder of the Company;

•	References to “San Faustín” are to San Faustín N.V., a Netherlands Antilles corporation and the Company’s indirect controlling shareholder;

•	References to the “Ternium network” or “Ternium Internacional” are to an international group of companies wholly owned by Ternium that market and provide worldwide distribution services for products offered primarily by Ternium;

•	References to “ADSs” are to the American Depositary Shares, which are evidenced by American Depositary Receipts;

•	References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons; and

•	References to “billions” are to thousands of millions, or 1,000,000,000.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION
Accounting Principles
We prepare our consolidated financial statements in conformity with International Financial Reporting Standards and IFRIC interpretations as issued by the International Accounting Standards Board, or IASB and adopted by the European Union (EU), or IFRS. IFRS differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP.

Currencies
In this annual report, unless otherwise specified or the context otherwise requires:
•	“dollars”, “U.S. dollars”, “USD” or “US$” each refers to the United States of America dollar;

•	“Mexican pesos” or “MXN” each refers to the Mexican peso;

•	“Argentine pesos” or “ARP” each refers to the Argentine peso;
On December 31, 2009, the noon buying rate between the Mexican peso and the U.S. dollar (as published by Banco de México, or the Mexican Bank) was MXN13.0659=USD1.0000 and the exchange rate between the Argentine peso and the U.S. dollar (as published by Banco Central de la República Argentina, or the Argentine Central Bank) was ARP3.8000=USD1.0000. Those rates may differ from the actual rates used in preparation of the Company’s consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into any of these currencies.
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
We use words such as “aim,” “will continue,” “will likely result,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors, which could cause actual results to differ materially from those described in the forward-looking statements, include the risks related to our business discussed under Item 3. “Key Information—D. Risk Factors”, among them, the following:
•	the impact of the global economic crisis;

•	uncertainties about the behaviour of steel consumers in the markets in which Ternium operates and sells its products;

•	changes in the pricing environments in the countries in which Ternium operates;

•	the impact in the markets in which Ternium operates of existing and new competitors, including competitors that offer less expensive products and services, desirable or innovative products, or have extensive resources or better financing, and whose presence may affect Ternium’s customer mix, revenues and profitability;

•	increases in the prices of raw materials, other inputs or energy or difficulties in acquiring raw materials or other inputs or energy supply cut-offs;

•	the policies of, and the economic, political and social conditions in, the countries in which Ternium operates or other countries which have an impact on Ternium’s business activities or investments;

•	inflation or deflation and foreign exchange rates in the countries in which Ternium operates;

•	volatility in interest rates;

•	the performance of the financial markets globally and in the countries in which Ternium operates;

•	changes in domestic and foreign laws, regulations and taxes;

•	regional or general changes in asset valuations;

•	our ability to successfully implement our business strategy or to grow through acquisitions, greenfield projects, joint ventures and other investments; and

•	other factors or trends affecting the flat and long steel industry generally and our financial condition in particular.
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
The selected consolidated financial data (or selected combined consolidated financial data, as applicable) set forth below have been derived from our audited consolidated financial statements (or combined consolidated financial statements, as applicable) for each of the years and at the dates indicated. Our consolidated financial statements were prepared in accordance with IFRS, and were audited by Price Waterhouse & Co. S.R.L., Argentina, an independent registered public accounting firm that is a member firm of PricewaterhouseCoopers.
Ternium obtained control over Grupo Imsa, a Mexican steel processor, on July 26, 2007. Accordingly, the audited consolidated financial statements of Ternium as of December 31, 2009 and 2008, and for the years then ended, included in this annual report consolidate the results and other financial data of Grupo Imsa for the entire year, and the audited consolidated financial statements of Ternium as of December 31, 2007, and for the year then ended, included in this annual report consolidate the results and other financial data of Grupo Imsa beginning on July 26, 2007. As a result, Ternium’s results and other financial data for the years ended December 31, 2009 and 2008 varied significantly from the results and other financial data for the year ended December 31, 2007, and the results and other financial data of each such year varied significantly from the results and other financial data for the years ended December 31, 2006 and 2005.
Ternium acquired Hylsamex, a Mexican steel producer, on August 22, 2005. Accordingly, the audited consolidated financial statements of Ternium as of December 31, 2009, 2008, 2007 and 2006, and for the years ended December 31, 2009, 2008, 2007 and 2006 consolidate the results and other financial statements of Hylsamex for such years, and the consolidated financial data of Ternium as of December 31, 2005, and for the year then ended, consolidate the results and other financial data of Hylsamex beginning on August 22, 2005. As a result, Ternium’s results and other financial data for the years ended December 31, 2009, 2008, 2007 and 2006 varied significantly from the results and other financial data for the year ended December 31, 2005.
For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, see “Presentation of Certain Financial and Other Information—Accounting Principles” and “Currencies.”

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	2009	2008	2007	2006	2005 (1)
Selected consolidated income statement data

Continuing operations
Net sales	4,958,983	8,464,885	5,633,366	4,484,918	2,690,450
Cost of sales	(4,110,370)	(6,128,027)	(4,287,671)	(3,107,629)	(1,787,848)

Gross profit	848,613	2,336,858	1,345,695	1,377,289	902,602
Selling, general and administrative expenses	(531,530)	(669,473)	(517,433)	(370,727)	(243,993)
Other operating (expenses) income, net	(20,700)	8,662	8,514	(4,739)	(57,338)

Operating income	296,383	1,676,047	836,776	1,001,823	601,271

Interest expense	(105,810)	(136,111)	(133,109)	(96,814)	(60,686)
Interest income	21,141	32,178	41,613	33,903	17,786
Interest income — Sidor financial asset	135,952	—	—	—	—
Other financial income (expenses), net	81,639	(693,192)	(38,498)	(40,432)	33,514
Equity in earnings of associated companies	1,110	1,851	434	671	153

Income before income tax expense	430,415	880,773	707,216	899,151	592,038
Income tax (expense) benefit
Current and deferred income tax expense	(91,314)	(258,969)	(297,838)	(353,044)	(233,113)
Reversal of deferred statutory profit sharing	—	96,265	—	—	—

Income from continuing operations	339,101	718,069	415,871	546,107	358,925
Discontinued operations
Income from discontinued operations	428,023	157,095	579,925	444,468	715,900

Net income for the year (2)	767,124	875,164	995,796	990,575	1,074,825

Attributable to:
Equity holders of the Company	717,400	715,418	784,490	795,424	706,418
Minority interest	49,724	159,746	211,306	195,151	368,407

	767,124	875,164	995,796	990,575	1,074,825

Depreciation and amortization	385,105	413,541	355,271	251,371	160,145
Weighted average number of shares outstanding (4)	2,004,743,442	2,004,743,442	2,004,743,442	1,936,833,060	1,209,476,609

Basic earnings per share (expressed in USD per share) for profit: (2) (3) (4)
From continuing operations attributable to the equity holders of the Company	0.15	0.27	0.15	0.20	0.15
From discontinued operations attributable to the equity holders of the Company	0.21	0.09	0.24	0.21	0.43
For the year attributable to the equity holders of the Company	0.36	0.36	0.39	0.41	0.58
Dividends per share declared	0.05	—	0.05	0.05	—

(1)	Combined consolidated financial information on the basis of common control.

(2)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement includes the portion attributable to minority interest. Basic earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.

(3)	Diluted earnings per share (expressed in USD per share), equals basic earnings per share in 2009, 2008, 2007 and 2006. In 2005, diluted earnings per share were USD0.54, including USD0.14 from continuing operations and USD0.39 from discontinued operations. Diluted earnings per share have been calculated giving effect to the conversion of certain subordinated convertible loans.

(4)	In October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.6 million, represented by 1,396,551,886 shares of USD1.00 nominal value each. Pursuant to provisions contained in certain subordinated convertible loan agreements, on February 6, 2006, the Company exchanged such subordinated convertible loans (including interest accrued thereon through January 31, 2006) for Company shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares to a wholly-owned subsidiary of San Faustín on February 9, 2006. As provided in a certain corporate reorganization agreement, on February 9, 2006, after the settlement of the Company’s initial public offering, a wholly-owned subsidiary of San Faustín contributed all of its assets and liabilities to the Company in exchange for 959,482,775 newly-issued shares of the Company, which contribution included, among other items, the San Faustín subsidiary’s right to receive 302,962,261 new shares of the Company in connection with the conversion of the subordinated convertible loans described above, and 374,272,579 existing shares of the Company then held by such San Faustín subsidiary that were cancelled upon receipt by the Company. In connection with the over-allotment option granted to the underwriters of the Company’s initial public, the Company issued 22,981,360 new shares. Upon consummation of the transactions discussed above, as of December 31, 2006, the capital of the Company was increased to USD2,004.7 million, represented by 2,004,743,442 shares, each having a nominal value of USD1.00. For fiscal years 2009, 2008, 2007, 2006 and 2005, the weighted average of shares outstanding totaled 2,004,743,442, 2,004,743,442, 2,004,743,442, 1,936,833,060 and 1,209,476,609 shares, respectively.

In thousands U.S. dollars	At December 31,
(except number of shares and per share data)	2009	2008	2007	2006	2005 (1)
Selected consolidated balance sheet data

Non-current assets	5,250,135	5,491,408	8,553,123	6,029,383	6,029,823
Property, plant and equipment, net	4,040,415	4,212,313	6,776,630	5,335,030	5,377,831
Other non-current assets (2)	1,209,720	1,279,095	1,776,493	694,353	651,992
Current assets	5,042,538	5,179,839	5,095,959	2,628,870	2,518,958
Cash and cash equivalents	2,095,798	1,065,552	1,125,830	643,291	765,506
Other current assets	2,937,494	4,108,954	3,200,987	1,978,537	1,750,292
Non-current assets classified as held for sale	9,246	5,333	769,142	7,042	3,160

Total assets	10,292,673	10,671,247	13,649,082	8,658,253	8,548,781

Capital and reserves attributable to the Company’s equity holders (3)	5,296,342	4,597,370	4,452,680	3,757,558	1,842,454
Minority interest	964,897	964,094	1,805,243	1,626,119	1,633,881

Non-current liabilities	2,872,667	3,374,964	5,401,549	1,867,892	3,683,755

Borrowings	1,787,204	2,325,867	3,676,072	546,601	2,396,807
Deferred income tax	857,297	810,160	1,327,768	982,091	1,047,038
Other non-current liabilities	228,166	238,937	397,709	339,200	239,910

Current liabilities	1,158,767	1,734,819	1,989,610	1,406,684	1,388,691

Borrowings	539,525	941,460	406,239	507,241	510,820
Other current liabilities	619,242	793,359	1,369,608	899,443	877,871
Liabilities directly associated with non-current assets classified as held for sale	—	—	213,763	—	—

Total liabilities	4,031,434	5,109,783	7,391,159	3,274,576	5,072,446
Total equity and liabilities	10,292,673	10,671,247	13,649,082	8,658,253	8,548,781

Number of shares outstanding (4)	2,004,743,442	2,004,743,442	2,004,743,442	2,004,743,442	1,396,551,886

(1)	Combined consolidated financial information on the basis of common control.

(2)	As of December 31, 2009, 2008, 2007, 2006 and 2005, includes goodwill related to the acquisition of our Mexican subsidiaries for a total amount of USD708.6, USD683.7, USD850.7, USD397.9 million and USD399.7 million, respectively.

(3)	The Company’s common stock as of December 31, 2009, 2008, 2007, 2006 and 2005 was represented by 2,004,743,442, 2,004,743,442, 2,004,743,442, 2,004,743,442 and 1,396,551,886 shares, par value USD1.00 per share, for a total amount of USD2,004.7 million, USD2,004.7 million, USD2,004.7 million, USD2,004.7 million and USD1,396.6 million.

(4)	After the completion of the Company’s initial public offering, the conversion of certain subordinated convertible loans, the exercise of the over-allotment option granted to the underwriters of the initial public offering and the consummation of the transactions contemplated in a corporate reorganization agreement, as of December 31, 2006, the capital was increased to USD2,004.7 million, represented by 2,004,743,442 shares, each having a nominal value of USD1.00.
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations, which could in turn affect the price of the Company’s shares and ADSs.

Risks Relating to the Steel Industry

A downturn in the global economy would cause a reduction in worldwide demand for steel, and a protracted global recession or a depression would have a material adverse effect on the steel industry and Ternium.

Ternium’s activities and results are affected by international economic conditions, as well as by national and regional economic conditions in the markets where Ternium operates and/or sells its products. A downturn in the global economy would reduce demand for steel products. This would have a negative effect on Ternium’s business and results of operations.

If global macroeconomic conditions deteriorate, the outlook for steel producers would be affected. In particular, a recession or depression in the developed economies, such as the one experienced by the United States and Europe in 2008 and 2009, or slower growth or recessionary conditions in emerging economies that are substantial consumers of steel (such as China and India, as well as emerging Asian markets, the Middle East, Latin America and the Commonwealth of Independent States regions) would exact a heavy toll on the steel industry. Financial weakness among substantial consumers of steel products, such as the automotive industry and the construction industry, or the bankruptcy of any large companies in such industries, would exacerbate a negative trend in market conditions.

Although demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. It is difficult to predict the duration or severity of a new global economic downturn, or to what extent it will affect us. A continued or renewed recession, or the public perception that a recession is continuing, or an unsustainable recovery and persistently weak economic conditions in our key markets, could depress demand for our products and adversely affect our business and results of operations.

A protracted fall in steel prices would have a material adverse effect on the results of Ternium, as could price volatility.

Steel prices are volatile and are sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products. Steel prices in the international markets, which had been rising fast during the first half of 2008, fell sharply beginning in the second half of 2008 as a result of collapsing demand and the resulting excess capacity in the industry. The fall in prices during this period adversely affected the results of steel producers generally, including Ternium, as a result of lower revenues and writedowns of finished steel products and raw material inventories. For example, in the second half of 2008 Ternium recorded a valuation allowance on inventories in an amount of USD200 million and in the first half of 2009 it recorded an additional valuation allowance in the amount of USD127.6 million. Beginning in the second half of 2009, steel prices in the international markets rebounded mainly as a result of the increase in the demand for steel in China and other emerging markets, and the subsidence of the worldwide de-stocking process. Although the duration and extent of this price recovery depends highly on global economic recovery, historically the length and nature of business cycles affecting the steel industry has been unpredictable. A downturn in steel prices would materially and adversely affect Ternium’s revenues and profitability.

In addition, the steel industry is highly competitive with respect to price, product quality, customer service and technological advances, and competition has frequently limited the ability of steel producers to raise the price of finished products to recover higher raw material and energy costs. Moreover, in some cases, the governments of some countries are reluctant to accept price increases of products which are used as raw materials for the manufacture of other goods, as such increases could ultimately affect competitiveness or increase inflation. In some other cases, governments restrict the ability of companies to pass on to the domestic markets any increases in international prices. Accordingly, increases in the purchase costs of raw materials, energy and other inputs might not be recoverable through increased product prices.

A sudden increase in exports from China could have a significant impact on international steel prices affecting Ternium’s profitability.
As demand for steel has surged in China, steel production capacity in that market has also increased, and China is now the largest worldwide steel producing country, accounting for approximately half of the worldwide steel production. Due to the size of the Chinese steel market, a slowdown in steel consumption in that market could cause a sizable increase in the volume of steel offered in the international steel markets, exerting a downward pressure on sales and margins of steel companies operating in other markets and regions, including Ternium.
Excess capacity, resulting in part from the recent financial crisis that reduced steel demand and from a strong increase in steel production capacity in recent years, may hamper the steel industry’s ability to sustain adequate profitability.
In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially on downturn cycles, from substantial over-capacity. Currently, as a result of the economic crisis and the increase in steel production capacity in recent years, there are signs of excess capacity in all steel markets, which is impacting the profitability of the steel industry. Accordingly, it is possible that the industry’s excess capacity will result in an extended period of depressed margins and industry weakness.
Sales may fall as a result of fluctuations in industry inventory levels.
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
Price fluctuations or shortages in the supply of raw materials, slabs and energy could adversely affect Ternium’s profitability.
Like other manufacturers of steel-related products, Ternium’s operations require substantial amounts of raw materials, energy and other inputs from domestic and foreign suppliers. In particular, the Ternium companies consume large quantities of iron ore, scrap, ferroalloys, electricity, coal, natural gas, oxygen and other gases in operating their blast and electric arc furnaces. In addition, Ternium is a large consumer of slabs and hot and cold-rolled steel, which are used as inputs in the production process. Also, the availability and price of a significant portion of the raw materials, slabs, energy and other inputs Ternium requires are subject to market conditions and government regulation affecting supply and demand. For example, shortages of natural gas in Argentina and the consequent supply restrictions imposed by the government could lead to higher costs of production and eventually to production cutbacks at Ternium’s facilities in Argentina. See “—Risks Relating to the Countries in Which We Operate—Argentina—Restrictions on the supply of energy to Ternium’s operations in Argentina could curtail Ternium’s production and negatively impact Ternium’s results of operations.” In the past, Ternium has usually been able to procure sufficient supplies of raw materials, slabs, energy and other inputs to meet its production needs; however, it could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of principal inputs to the Ternium companies (including as a result of strikes, lockouts or other problems) would result in lost sales and would have a material adverse effect on Ternium’s business and results of operations. For example, during 2007 Companhia Vale do Rio Doce, or Vale, our main supplier of iron ore, was unable to provide us with the quantities of iron ore required for our Argentine operations; in addition, there was limited transportation capacity from Brazil to Argentina through the Paraguay and Parana rivers. For further information related to Raw Materials, Energy and Other inputs requirements, Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other inputs.”
The Ternium companies depend on a limited number of key suppliers.
The Ternium companies depend on certain key suppliers for their requirements of some of their principal inputs, including Vale for iron ore and ArcelorMittal for slabs; there is also a trend towards consolidation among suppliers of iron ore and other raw materials. The Ternium companies have entered into long-term contracts for the supply of some of their principal inputs (including iron ore) and it is expected that they will maintain and, depending on the circumstances, renew these contracts. However, if any of the key suppliers fails to deliver or there is a failure to renew these contracts, the Ternium companies could face limited access to some raw materials, energy or other inputs, or higher costs and delays resulting from the need to obtain their input requirements from other suppliers. As an example, in 2007 Vale was unable to provide Siderar with the quantities of iron ore that it required, forcing Siderar to import iron ore from Ternium Mexico.

Intense competition could cause Ternium to lose its share in certain markets and adversely affect its sales and revenues.
The market for Ternium’s steel products is highly competitive, particularly with respect to price, quality and service. In both the global and regional markets, Ternium competes against other global and local producers of flat and long steel products, which in some cases have greater financial and operating resources. Competition from larger steel manufacturers could result in declining margins and reductions in sales volumes and revenues.
Ternium’s larger competitors could use their resources against Ternium in a variety of ways, including by making additional acquisitions, implementing modernization programs, expanding their production capacity, investing more aggressively in product development, and displacing demand for Ternium’s products in certain markets. To the extent that these producers become more efficient, Ternium could confront stronger competition and could fail to preserve its current share of the relevant geographic or product markets. In addition, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and smaller competitors in the steel market today could become larger competitors in the future. For example, in June 2006, Mittal Steel and Arcelor merged to create the world’s largest steel company, ArcelorMittal; in April 2007, Tata Steel completed the acquisition of Corus and in 2008 Severstal acquired Sparrow Points steel mill, WCI Steel and Esmark. Regional players in Ternium’s markets have also experienced consolidation through acquisitions; for example, Siderperu was acquired by Gerdau in 2006, Sicartsa of Mexico was acquired by ArcelorMittal in December 2006 and Aceria Paz del Rio of Colombia was acquired by Votorantim in March 2007. For further information please see Item 4. “Information on the Company—B. Business Overview—Competition.”
Moreover, competition from alternative materials (including aluminum, wood, concrete, plastic and ceramics) could adversely affect the demand for, and consequently the market prices of, certain steel products and, accordingly, could affect Ternium’s sales volumes and revenues.
Competition in the global and regional markets could also be affected by antidumping and countervailing duties imposed on some producers in major steel markets and by the removal of barriers to imported products in those countries where the Ternium companies direct their sales. For further information please refer to Item 4. “Information on the Company—Regulations—Trade regulations.”
Risks Relating to our Business
If Ternium does not successfully implement its business strategy, its opportunities for growth and its competitive position could be adversely affected.
Ternium plans to continue implementing its business strategy of further integrating the operating and marketing activities of the Ternium companies, developing value-added products, providing services to a wider range of customers in the local and export markets, gaining further access to iron ore and other inputs, increasing its steel production and continuing to pursue strategic acquisition opportunities. Any of these components or Ternium’s overall business strategy could be delayed or abandoned or could cost more than anticipated, any of which could impact its competitive position and reduce its revenue and profitability. For example, Ternium could fail to develop its projects to increase steel production capacity and lose market share in its regional markets. Even if Ternium successfully implements its business strategy, it may not yield the desired goals.
Recent and future acquisitions, green-field projects, significant investments and strategic alliances could disrupt Ternium’s operations and adversely affect its profits. Ternium may not realize the benefits it expects from these business decisions.
A key element of Ternium’s business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of this growth strategy, Ternium has acquired interests in various companies, including Hylsamex, one of the main steel producers in Mexico; and Grupo Imsa, a leading steel processor with operations in Mexico, the United States and Guatemala. Additionally, Ternium has recently entered into a definitive agreement to acquire a 54% ownership interest in Colombia-based Ferrasa S.A.S. (“Ferrasa”) and Ferrasa Panamá and signed a non-binding memorandum of understanding with Nippon Steel Corporation to form a joint venture in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments.”

We regularly consider capital investments, strategic acquisitions, greenfield projects and alliances and we intend to actively pursue that growth strategy. However, any growth project will depend upon market and financing conditions. We must necessarily base any assessment of potential capital investments, acquisitions, green-field projects and alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our recent and future acquisitions, investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. Furthermore, we may fail to find suitable acquisition targets or fail to consummate our acquisitions under favorable conditions, or could be unable to successfully integrate any acquired businesses into our operations. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions.
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
In accordance with IFRS, management must test all of Ternium’s goodwill, intangible assets with an indefinite useful life and intangible assets not yet available for use annually for impairment, or more frequently if there are indicators of impairment, and recognize a non-cash charge in an amount equal to any impairment. We recorded goodwill in connection with the acquisition of our Mexican subsidiaries, the balance of which, as of December 31, 2009, amounted to USD708.6 million. If Ternium’s management were to determine in the future that the goodwill from the acquisition of our Mexican subsidiaries was impaired, Ternium would be required to recognize a non-cash charge to write down the value of this goodwill, which would adversely affect Ternium’s results of operations.
Labor disputes at Ternium’s operating subsidiaries could result in work stoppages and disruptions to Ternium’s operations.
A substantial majority of Ternium’s employees at its manufacturing subsidiaries are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to or during the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or, occasionally, during other periods for other reasons. Ternium could also suffer plant stoppages or strikes if it were to implement cost reduction plans.
In Argentina, in early 2009, following a decrease in the level of activity since the last quarter of 2008 due to the global economic downturn, Siderar downsized contractor and subcontractor activities and temporary personnel, triggering adverse reactions from the construction workers’ union and the steelworkers’ union. Later in 2009, during the negotiations between Siderar and the steelworkers’ union regarding the annual bonuses related to results, the unions called for work stoppages and other measures. For more information on the collective bargaining agreement applicable to most of Siderar’s employees in Argentina, see Item 6. “Directors, Senior Management and Employees—D. Employees—Argentina.” In Mexico, the various measures that Ternium’s Mexican subsidiaries have taken in order to become more competitive during 2009 have not resulted in significant labor unrest. Notwithstanding this, we cannot assure that this situation will remain stable. Any future stoppage, strike, disruption of operations or new collective bargaining agreements could result in lost sales and could increase Ternium’s costs, thereby affecting our results of operations. For more information on labor relations, see Item 6. “Directors, Senior Management and Employees—D. Employees.”

Ternium’s related party transactions with companies controlled by San Faustín may not always be on terms as favorable as those that could be obtained from unaffiliated third parties.
Some of Ternium’s sales and purchases are made to and from other companies controlled by San Faustín. These sales and purchases are primarily made in the ordinary course of business, and we believe that they are made on terms no less favorable than those we could obtain from unaffiliated third parties. Ternium will continue to engage in related party transactions in the future, and these transactions may not be on terms as favorable as those that could be obtained from unaffiliated third parties. For information concerning the principal transactions between Ternium and related parties see Item 7. “Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
Following the completion of the Sidor nationalization process, Ternium is exposed to credit concentration risk with Venezuela.
On May 7, 2009, Ternium completed the transfer of its entire 59.7% interest in Sidor to Corporación Venezolana de Guayana, or CVG, a Venezuelan state-owned entity. Ternium agreed to receive an aggregate amount of USD1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD400 million in cash on that date. The balance was divided in two tranches: the first tranche, of USD945 million, is being paid in six quarterly installments of approximately USD158 million each beginning in August 2009 until November 2010, while the second tranche, of USD626 million, will be due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level.
As of the date of this annual report, CVG has paid USD1.51 billion and the outstanding principal is USD458 million. These receivables with CVG are unsecured. Accordingly, we have significant credit concentration risk with CVG and Venezuela. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, Ternium has reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that Ternium may not claim an amount exceeding the outstanding balance due from CVG. For more information on the Sidor nationalization process, see note 29 to our audited consolidated financial statements included elsewhere in this annual report and Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”
A significant rise in interest rates or any limitation in the Ternium companies’ ability to hedge against interest rate fluctuations and other financial risks could adversely affect Ternium’s business and results.
Changes in interest rates affect the amount of Ternium’s interest payments as well as the fair value of its fixed rate debt. Most of Ternium’s long-term borrowings are at variable rates, and accordingly, Ternium is exposed to the risk of increased interest expense in the event of a significant rise in interest rates. As of December 31, 2009, Ternium’s total indebtedness was USD2.3 billion and, as stated above, most of it has variable rates.
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
The operations of the Ternium companies expose them to the effects of changes in foreign currency exchange rates. Most of Ternium’s sales are carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact the Ternium companies’ results and net worth as reported in their income statements and statements of financial position in the form of both translation risk and transaction risk.
In the ordinary course of business, the Ternium companies enter from time to time into exchange rate derivatives agreements to manage their exposure to exchange rate changes. Future regulatory or financial restrictions in the countries where Ternium operates may affect its ability to mitigate its exposure to exchange rate fluctuations, and thus cause an adverse impact on Ternium’s results of operations and financial condition.

Risks Relating to our Mining Activities
Iron ore is one of the principal raw materials used by Ternium’s operating subsidiaries. Ternium has equity interests in two iron ore mining companies in Mexico: a 100% interest in Las Encinas and a 50% interest in Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V., which operates Peña Colorada, Mexico’s largest iron ore mine. In addition, Ternium may seek to expand its mining activities in the future. Our present and future mining activities are or would be subject to particular risks, as follows:
Our mining activities depend on governmental concessions and on our ability to reach and maintain lease agreements (or other agreements for the use of land) with the owner of the real estate where the mines are located.
Our mining activities are subject to specific regulations and depend on concessions and authorizations granted by governmental authorities. Amendments to applicable law and regulations may change the terms pursuant to which we are required to pursue our exploration, mining and ore processing activities. Such changes may result in new taxes or royalties or require modifications to the processes and technologies used in our mining activities, leading to unexpected capital expenditures and higher costs. If the relevant government authority determines that we are not in compliance with our obligations as concessionaires, it may terminate our concession. Furthermore, in order to explore or exploit mines it is necessary to obtain the right to occupy and use the land where the mines are situated. Even though government regulations frequently establish provisions intended to facilitate the establishment of such rights, in some cases it may be difficult to reach and maintain agreements with the owners or such agreements may be excessively onerous. If we are unable to establish use and occupancy rights on acceptable terms, our mining activities may be compromised.
Our exploration activities are subject to uncertainties as to the result of such exploration; even if the exploration activities lead to the discovery of ore deposits, the effective exploitation of such deposits remains subject to several risks.
Exploration activities are highly speculative, involve substantial risks and may be unproductive. We may incur substantial costs for exploration which do not yield the expected results. The failure to find sufficient and adequate reserves could adversely affect our business. In addition, even if ore deposits are discovered, our ability to pursue exploitation activities may be delayed for a long time during which market conditions may vary. Significant resources and time needed to be invested in order to establish ore resources through exploration, define the appropriate processes that shall be undertaken, obtain environmental licenses, concessions and other permits, build the necessary facilities and infrastructure for greenfield projects and obtain the ore or extract the metals from the ore. If a project does not turn out to be economically feasible by the time we are able to exploit it, we may incur substantial write-offs.
Our expected costs for exploration or exploitation activities may vary significantly and affect our expected results.
We may be subject to increased costs or delays relating to the acquisition of adequate equipment for the exploration and exploitation of ore deposits. We may also fail to obtain any necessary permits, or experience significant delays in connection with the issuance of such permits. Adverse mining conditions, whether permanent or temporary, may lead to a significant increase on our costs and/or affect our ability to produce the expected quantities of mineral. All of the above may adversely affect our ability to conduct our mining activities as planned and affect our expected results of operations.
Difficulties in the relationships with local communities may adversely affect our mining activities.
Communities living near areas where we operate may take actions to oppose and interfere with our mining activities. Although we make significant efforts to maintain good relationships with such communities, actions taken by them may hamper our ability to conduct our mining activities as planned, or significantly increase the cost of exploring and/or exploiting the mines and adversely affect our business and results of operations.

Risks Relating to the Structure of the Company
As a holding company, the Company’s ability to pay cash dividends depends on the results of operations and financial condition of its subsidiaries and could be restricted by legal, contractual or other limitations.
The Company conducts all its operations through subsidiaries. Dividends or other intercompany transfers of funds from those subsidiaries are the Company’s primary source of funds to pay its expenses, debt service and dividends and to repurchase shares or ADSs. The Company does not and will not conduct operations at the holding company level.
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
As of March 31, 2010, San Faustín beneficially owned 60.64% and Tenaris, which is also controlled by San Faustín, held 11.46% of our outstanding voting stock. Rocca & Partners controls a significant portion of the voting power of San Faustín and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustín. As a result, Rocca & Partners is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, our controlling shareholder may cause our board of directors to approve an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “—Risk Factors—Risks Relating to our ADSs—Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.”
Remaining minority interests in Siderar could delay or impede our ability to complete our strategy.
We do not own one hundred percent of the interests in certain of our subsidiaries. As of March 31, 2010, approximately 25.97% of Siderar was held by the Administración Nacional de la Seguridad Social (“ANSeS”), Argentina’s governmental social security agency, approximately 9.71% was publicly held, and approximately 3.38% was held by certain Siderar employees. ANSeS became a shareholder of Siderar in the last quarter of 2008 as a result of the nationalization of Argentina’s private pension system, which caused assets under administration of Argentina’s private pension funds—including significant interests in publicly traded companies, such as Siderar, held by such funds—to be transferred to ANSeS.
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
The Company was established as a société anonyme holding under Luxembourg’s 1929 holding company regime and the “billionaire” provisions relating thereto. 1929 holding companies are exempt from Luxembourg corporate income tax over income derived from low tax jurisdictions and withholding tax over dividends distributions to holders of our shares and ADSs. Following a decision by the European Commission, the Grand-Duchy of Luxembourg terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly-listed companies—including the Company—are entitled to continue benefiting from their current tax regime until December 31, 2010. If we are unable to mitigate the consequences of the termination of the preferential tax regime, in the future we may be subject to a higher tax burden and holders of our shares or ADSs may be subject to tax withholdings.

Risks Relating to the Countries in Which We Operate
Negative economic, political and regulatory developments in certain markets where Ternium has a significant portion of its operations and assets could hurt Ternium’s financial condition, shipments and prices and disrupt its manufacturing operations, thereby adversely affecting its results of operations and financial condition.
The results of Ternium’s operations are subject to the risks of doing business in emerging markets, principally in Mexico and Argentina, and have been, and could in the future be, affected from time to time to varying degrees by political developments, events, laws and regulations, such as forced divestiture of assets; restrictions on production, imports and exports; interruptions to essential energy inputs; exchange and/or transfer restrictions; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of company facilities; direct and indirect price controls; tax increases; changes in interpretation or application of tax laws and other retroactive tax claims or challenges; expropriation of property; changes in laws or regulations; cancellation of contractual rights; delays or denial of governmental approvals; and environmental regulations. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected country.
Mexico
Ternium has significant manufacturing operations and assets located in Mexico and a majority of its sales are made in Mexico. Ternium’s main revenues derive from its Mexican operations, therefore, are related to market conditions in Mexico and to changes in its GDP and per capita disposable income. Ternium’s business could be materially and adversely affected by economic, political and regulatory developments in Mexico.
Economic and social conditions and government policies in Mexico could negatively impact Ternium’s business and results of operations.
In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States. If problems such as the recent deterioration in Mexico’s economic conditions continue, or social instability, political unrest, reduction in government spending or other adverse social developments reemerge in the future, they could lead to continued volatility in the foreign exchange and financial markets, and, depending on their severity and duration, could adversely affect the business, results of operations, financial condition or liquidity of Ternium. In addition, high incidences of violence and crime in Mexico related to drug trafficking could result in an economic slowdown, reducing domestic demand for our products and thereby having an adverse effect on our business. A continued deterioration of the security situation may result in significant obstacles or additional costs to the implementation of our growth plans in Mexico.
Mexican peso volatility could have a negative impact on Ternium’s financial condition.
Ternium could have, at any given time, a long or short net Mexican peso financial position. The fluctuation of the Mexican peso against the U.S. dollar (whether an appreciation or a devaluation) could result in financial losses. For example, most of Ternium Mexico’s trade receivables are Mexican peso-denominated; accordingly, in the event of a Mexican peso devaluation, the financial condition of our Mexican operations, when measured in U.S. dollars, could be adversely affected.

Changes in the Mexican tax system could have an adverse effect on Ternium’s Mexican operations.
On September 14, 2007, the Mexican Congress passed a tax reform act, which created a new flat tax (the “impuesto empresarial a tasa única” or IETU) and, effective January 1, 2008, replaced the Mexican assets tax (the “impuesto al activo” or IMPAC). The act also established certain temporary and operational limits for the recoverability of assets tax credits. The IETU works as a corporate income tax supplement and is levied on income received. Ternium Mexico consolidates its various subsidiaries for purposes of determination and payment of Mexican corporate income tax. However, consolidation was not permitted for purposes of determination and payment of the new flat tax, nor was it possible to apply corporate income tax credits against IETU liabilities.
Additionally, on November 5, 2009, the Mexican Congress passed a tax reform modifying the Income Tax Law. As a result, the statutory tax rate was raised from 28% to 30% for the years 2010, 2011 and 2012, and subsequently reduced to 29% for 2013 and to 28% for 2014. The tax consolidation regime was also modified. According to such changes and effective for the fiscal years ending after January 1, 2010, the tax deferred in the sixth preceding fiscal year under the tax consolidation regime has to be paid in five annual installments of 25%, 25%, 20%, 15%, and 15%, respectively, with the first installment being due in 2010.
Present and future changes in the Mexican tax system may affect our Mexican subsidiaries’ tax burden and the application or recoverability of tax credits, thereby affecting our financial condition and results of operations.
Argentina
Ternium has significant manufacturing operations and assets located in Argentina and a significant portion of its sales are made in Argentina. Ternium’s main revenues from its Argentine operations, therefore, are related to market conditions in Argentina and to changes in Argentina’s gross domestic product, or GDP, and per capita disposable income. Accordingly, Ternium’s business could be materially and adversely affected by economic, political, fiscal and regulatory developments in Argentina.
Economic and political instability, which resulted in a severe recession in 2002, may occur in the future, thereby adversely affecting our business, financial condition and results.
Our business and results of operations in Argentina have closely followed macroeconomic conditions. Domestic sales of our Argentine subsidiary were severely affected by Argentina’s recession during 2001 and 2002. The domestic economic recovery over the 2003 — 2008 period, with sustained growth in construction, agriculture, industrial activity and particularly a significant improvement in the automobile industry, led to a recovery of steel shipments to the Argentine domestic market. During the last quarter of 2008, however, the downturn in the global economy reached the Argentine economy and had a significant adverse impact on our shipments to the Argentine domestic market until the third quarter of 2009. The Argentine economy is currently facing significant challenges. Inflation is high, as further discussed below, and the economy has been affected by supply constraints. Capital investment in general has lagged due to, among other factors, political uncertainties and government actions including price controls, export taxes, the nationalization of Argentina’s private pension system, and other measures limiting the conduct of business in the private sector or affecting investor confidence. Declining capital investment may affect growth and, accordingly, cause the demand for our local subsidiary’s products in the domestic market to drop. A lack of financing alternatives could significantly impair Argentina’s ability to sustain the economy’s activity level, foster economic growth and/or avert a new sovereign default.
Economic conditions in Argentina have deteriorated rapidly in the past and may deteriorate rapidly in the future. The Argentine economy may not continue to grow and economic instability may return. Our business and results of operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina or by the Argentine government’s policy response to such conditions.
Inflation may undermine economic growth in Argentina, thereby adversely affecting our results of operations and financial position.
In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. During 2002, the Argentine Consumer Price Index (“CPI”) increased by 41%, and the Wholesale Price Index (“WPI”) increased by 118.2%. According to official inflation data published by the Instituto Nacional de Estadística y Censos (“INDEC”), Argentina’s national statistics institute, inflation slowed in 2003, with a 3.7% increase in the CPI and a 2% increase in the WPI. Beginning in 2004, both indexes began showing significant year-over-year increases in local prices, signaling a trend characteristic of an inflationary economy. The pace of inflation has increased rapidly and significantly over the last three years; however, Argentina’s inflation indicators have been subject to changes in calculation and may not be consistent with the past or may not adequately reflect increases in costs. Moreover, since such changes were implemented and as of the date of this annual report, the official inflation figures published by the INDEC have been consistently disputed by independent economists.

Sustained inflation in Argentina could negatively impact our results of operations and financial position as the Argentine peso-denominated costs (mainly labor-related costs) at our Argentine subsidiary increase, thereby affecting its cost-competitiveness and deteriorating its margins. In addition, a high inflation economy could negatively affect the economy’s activity and employment levels. Uncertainty about future inflation may contribute to slow the economic activity level by reducing the economy’s growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of our Argentine subsidiary could be affected by inflation in the future.
The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent Ternium from paying dividends or other amounts from cash generated by its Argentine operations.
In 2001 and 2002 and until February 7, 2003, the Argentine Central Bank restricted Argentine individuals and corporations from transferring U.S. dollars abroad without its prior approval. In 2003 and 2004, the government reduced some of these restrictions, including those requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Nevertheless, significant government controls and restrictions remain in place. Increasingly during 2008 and into 2009, the Argentine government imposed new restrictions on foreign exchange outflows, including through certain transactions on securities traded locally. The existing controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair Ternium’s ability to transfer funds generated by Ternium’s Argentine operations in U.S. dollars outside Argentina to fund the payment of dividends or other amounts and to undertake investments and other activities that require payments in U.S. dollars.
On June 10, 2005, the Argentine government issued Decree No. 616/2005 that, together with related regulations, established restrictions on capital inflows into Argentina, requiring that, with certain exceptions, 30% of the amount of off-shore proceeds be deposited in a non-transferable, non-interest bearing account with an Argentine bank for 365 days. In addition, any principal payment obligation on external financial debt—excluding, subject to compliance with certain requirements, export financings and debt securities publicly traded in Argentina—of Argentine residents (including private Argentine entities) is required to have a maturity of at least 365 days from the date of receipt of the proceeds thereof. These restrictions could affect Ternium’s ability to finance its investments and operations in Argentina. In addition, our Argentine subsidiary is currently required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into Argentine pesos at the relevant exchange rate applicable on the date of repatriation. In October 2008, the time periods for the repatriation of export revenues credited in foreign currency overseas were, in practice, substantially shortened.
The above restrictions and requirements, and any additional restrictions or requirements that may be imposed in the future, expose Ternium to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso and could prevent Ternium from paying dividends or other amounts from cash generated by its Argentine operations. For additional information on current Argentine exchange controls and restrictions, see Item 10. “Additional Information—D. Exchange Controls.”
The Argentine government has increased taxes on Argentine companies and could further increase the fiscal burden in the future.
Since 1992, the Argentine government has not permitted the application of an inflation adjustment on the value of fixed assets for tax purposes. Since the substantial devaluation of the Argentine peso in 2002, the amounts that the Argentine tax authorities permit Ternium to deduct as depreciation for its past investments in plant, property and equipment have been substantially reduced, resulting in a higher effective income tax charge. Additionally, in 2001, the Argentine government imposed a 0.6% tax on credits in checking accounts (34% of which is paid on account of income tax payments) and a 0.6% tax on debits in checking accounts, while in 2002 a 5% tax was imposed on the export of manufactured products. If the Argentine government continues to increase the tax burden on Ternium’s operations in Argentina, Ternium’s results of operations and financial condition could be adversely affected.

Restrictions on the supply of energy to Ternium’s operations in Argentina could curtail Ternium’s production and negatively impact Ternium’s results of operations.
There has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. Over the course of the last several years, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and low prices in comparison with alternative fuel sources. This in turn resulted in shortages of natural gas and electricity to residential and industrial users during periods of high demand. For example, in recent years our operations in Argentina experienced constraints in their natural gas supply requirements and interruptions in their electricity supply at peak hours on many occasions. If demand for natural gas and electricity increases and a matching increase in natural gas and electricity supply and transport capacity fails to materialize on a timely basis, Ternium’s production in Argentina (or that of its main customers and suppliers) could be curtailed, and Ternium’s sales and revenues could decline. Although Ternium could take measures, such as the purchase of alternative fuels such as fuel oil, to limit the effect of supply restrictions on its operations in Argentina, such efforts might not be sufficient to avoid any impact on Ternium’s production in Argentina and Ternium might not be able to similarly limit the effect of future supply restrictions. See “—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, slabs and energy could adversely affect Ternium’s profitability” above.
Certain Regulatory Risks and Litigation Risks
International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.
International trade-related legal actions and restrictions pose a constant risk for Ternium’s international operations and sales throughout the world. Additionally, increased global trade liberalization, with many countries forming free trade blocs or otherwise reducing restrictions on imported goods, including steel products, and excess global steel capacity have increased competition in many markets in which Ternium sells its products. Such risks and increased competition are likely to continue into the foreseeable future. Also, we are a significant purchaser of slabs for our operations in Mexico, which we buy from various suppliers in Mexico and overseas. Imports of slabs into Mexico are, subject to certain conditions, imported under lower import duties or through a temporary import regime. Should imports of slabs into Mexico grow, we may not be able to make such imports under the lower duty regime, or the Mexican government may increase the applicable duties or impose restrictions in the quantities allowed to be imported.
Increased trade liberalization has reduced certain of Ternium’s imported input costs and increased Ternium’s access to many foreign markets. However, greater trade liberalization in its domestic markets is increasing competition for Ternium in such markets. In recent times, as a consequence of the global downturn, the number of antidumping and countervailing actions limiting trade has increased substantially. Accordingly, producers from certain countries find themselves excluded from certain markets and in need to find alternatives for their products. Ternium’s domestic market share could be eroded in the face of foreign imports if tariffs and other barriers are reduced or eliminated in Ternium’s domestic markets. Ternium’s increased exports to foreign markets where import barriers have been reduced may not completely offset domestic market share losses resulting from increased foreign competition.
Countries can impose restrictive import duties and other restrictions on imports under various national trade laws. The timing and nature of the imposition of trade-related restrictions potentially affecting Ternium’s exports are unpredictable. Trade restrictions on Ternium’s exports could adversely affect Ternium’s ability to sell products abroad and, as a result, Ternium’s profit margins, financial condition and overall business could suffer.
One significant source of trade restrictions results from countries’ imposition of so-called “antidumping” and “countervailing” duties, as well as “safeguard measures”. These duties can severely limit or altogether impede an exporter’s ability to export to relevant markets. In several of Ternium’s export destinations, such as the United States or Europe, safeguard duties and other protective measures have been imposed against a broad array of steel imports in certain periods of excess global production capacity, as is currently the case. Furthermore, certain domestic producers have filed antidumping and/or countervailing duty actions against particular steel imports. Some of these actions have led to restrictions on Ternium’s exports of certain types of steel products to some steel markets. As domestic producers’ filing of such actions is largely unpredictable, additional antidumping, countervailing duty or other such import restrictions could be imposed in the future, limiting Ternium’s export sales to and potential growth in those markets. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade regulations.”

The cost of complying with environmental regulations and potential environmental and product liabilities may increase our operating costs and negatively impact our business, financial condition, results of operations and prospects.
We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. International environmental requirements vary.
Environmental laws and regulations may, in some cases, impose strict liability rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed.
Compliance with applicable requirements and the adoption of new requirements could have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. The ultimate impact of complying with environmental laws and regulations is not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.
Some of the activities for which Ternium supplies products, such as canning for consumption, construction and the automotive industry are subject to inherent risks that could result in death, personal injury, property damage or environmental pollution. Furthermore, Ternium’s products are also sold to, and used in, certain safety-critical appliances. Actual or claimed defects in our products may give rise to claims against us for losses suffered by our customers and expose us to claims for damages. The insurance we maintain may not be adequate or available to protect us in the event of a claim, its coverage may be limited, canceled or otherwise terminated, or the amount of our insurance may be less than the related impact on enterprise value after a loss.
Risks Relating to our ADSs
The market price for our ADSs could be highly volatile.
Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to Ternium’s operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as announced changes in Ternium’s business plans or those of its competitors could adversely affect the trading price of our ADSs, regardless of the likely outcome of those developments or proceedings. Broad market and industry factors could adversely affect the market price of our ADSs, regardless of its actual operating performance. As an example of this volatility, the price of our ADSs reached USD45.99 on June 6, 2008, before falling to USD4.55 on November 20, 2008, and then recovering to a closing price of USD35.42 on December 31, 2009.
Furthermore, the trading price of our ADSs could suffer as a result of developments in emerging markets. Although the Company is organized as a Luxembourg corporation, almost all of its assets and operations are located in Latin America. Financial and securities markets for companies with a substantial portion of their assets and operations in Latin America are, to varying degrees, influenced by political, economic and market conditions in emerging market countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Mexico and Argentina.

In deciding whether to purchase, hold or sell our ADSs, you may not be able to access as much information about us as you would in the case of a U.S. company.
There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Furthermore, IFRS differ in certain material aspects from the accounting standards used in the United States.
Holders of our ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.
Certain shareholders rights under Luxembourg law, including the right to vote, to receive dividends and distributions, to bring actions, to examine the books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. The Bank of New York Mellon, as depositary, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs and therefore only the depositary can exercise the shareholders rights in connection with the deposited shares. For example, if we make a distribution in the form of securities, the depositary is allowed, at its discretion, to sell that right to acquire those securities on your behalf and to instead distribute the net proceeds to you. Also, under certain circumstances, such as our failure to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary. In the circumstances specified in the deposit agreement, if the depositary does not receive voting instructions from the holder of ADSs or the instructions are not in proper form, then the depositary shall deem such holder to have instructed the depositary to give, and the depositary shall give, a proxy to a person designated by the Company with respect to that amount of shares underlying such ADSs to vote that amount of shares underlying such ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote that amount of shares underlying such ADSs on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADSs.
Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.
Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors had been authorized to waive, limit or suppress such preemptive subscription rights until October 26, 2010; such authorization was renewed in the Extraordinary General Meeting of Shareholders held on June 2, 2010 and is in force until the fifth anniversary of the date of publication in Luxembourg’s official gazette of the deed recording the minutes of the meeting. The Company, however, may issue shares without preemptive rights only if the newly issued shares are issued:
•	for, within, in conjunction with or related to, an initial public offering of the shares of the Company on one or more regulated markets (in one or more instances);

•	for consideration other than cash;

•	upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the preemptive subscription rights of the then existing shareholders shall apply in connection with any issuance of convertible bonds or other instruments convertible into shares of the Company for cash; or

•	subject to a certain maximum percentage, as compensation to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries or its affiliates, including without limitation the direct issuance of shares or the issuance of shares upon exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares issued or created to provide compensation or incentives to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries or its affiliates.

For further details, see Item 10. “Additional Information—B. Memorandum and Articles of Association.”
Furthermore, holders of our shares and ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for shares unless those shares are registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) with respect to those rights or an exemption from registration is available. We intend to evaluate, at the time of any rights offering, the costs and potential liabilities associated with the exercise by holders of shares and ADSs of the preemptive rights for shares, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register additional shares. We may decide not to register any additional shares, requiring a sale by the depositary of the holders’ rights and a distribution of the proceeds thereof. Should the depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.
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
Item 4. Information on the Company
Overview
Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. Ternium has a production capacity of finished steel products of approximately 9.6 million tons per year, and shipped approximately 6.4 million tons of steel products in 2009. The Company believes that it is a competitive steel producer due to its proximity to customers and high-quality raw material sources, state-of-the-art and flexible production facilities and downstream integration into value-added steel products.
Ternium produces and distributes a broad range of finished and semi-finished steel products, including value-added steel products such as cold-rolled coils and sheets, galvanized and electrogalvanized sheets, pre-painted sheets, tin plate, welded pipes, hot-rolled pickled and annealed and tailor-made flat products. Ternium also produces long steel products such as bars and wire rod.
Ternium primarily sells its flat and long steel products in the regional markets of the Americas. Ternium provides specialized products and delivery services, mainly to customers in Mexico and Argentina, through its network of manufacturing facilities and service centers. We believe that Ternium is the leading supplier of flat steel products in Mexico, the leading supplier of flat steel products in Argentina, and a competitive player in the international steel market for flat and long steel products. Through its network of commercial offices in several countries in Latin America, the United States and Spain, Ternium maintains an international presence that allows it to reach customers outside its local markets, achieve improved effectiveness in the supply of its products and in the procurement of semi-finished steel, and maintain a fluid commercial relationship with its customers by providing continuous services and assistance.
In 2009, approximately 60.0% of Ternium’s sales were made to North America, 35.9% to South and Central America, and 4.0% to Europe and other markets. Ternium’s net sales were USD5.0 billion, gross profit was USD848.6 million, and net income attributable to equity holders was USD717.4 million.

A.	History and Development of the Company
The Company
Our legal and commercial name is Ternium S.A. The Company was organized as a joint stock corporation (societé anonyme holding) under the laws of the Grand-Duchy of Luxembourg on December 22, 2003. Our registered office is located at 46a, Avenue John F. Kennedy, L-1855 Luxembourg, telephone number +352 26 68 31 52. Our agent for U.S. federal securities law purposes is Ternium International U.S.A. Corporation, located at 2200 West Loop South, 8th floor, Houston, TX 77027, United States.
Ternium
Ternium’s origins began in September 1961 with the founding of Propulsora Siderúrgica, or Propulsora, by San Faustín’s predecessor in Argentina. Propulsora began its operations as a producer of cold-rolled coils in December 1969 and in the early 1990s began to evolve through a series of strategic investments aimed at transforming Propulsora into an integrated steel producer. In 1993, Propulsora merged with Aceros Parana (a company formed by the Argentine government in connection with the privatization of Somisa, at that time the main integrated producer of flat steel in Argentina), Aceros Parana’s subsidiary Sidercrom, a tin plate processing company, and two other steel industry subsidiaries of Propulsora (Aceros Revestidos and Bernal). After the merger, Propulsora changed its name to Siderar S.A.I.C. San Faustín held a controlling interest in Siderar, with the remainder being held mainly by Usiminas, certain former employees of Somisa, and the public.
In December 1997, Amazonia (a consortium formed by San Faustín, Siderar, Usiminas, Hylsamex and Sivensa) won the bid in the privatization of 70% of the shares of Sidor, the largest steel company in the Andean Community, while Venezuela retained the remaining 30%. The continuing worldwide steel production crisis, the deterioration of the financial markets, the appreciation of the Venezuelan Bolívar and other adverse factors negatively affected Sidor and Amazonia, which undertook debt restructurings in 2000 and 2003. In the 2003 restructuring, Amazonia’s interest in Sidor was reduced to 59.7%, while Venezuela increased its interest to 40.3%. In addition, Ylopa (an entity formed by San Faustín, Siderar, Tenaris, Usiminas and Hylsamex’s former controlling shareholder) provided financial assistance to Sidor under a participation account agreement. Subsequently, Venezuela transferred a 19.9% interest in Sidor to present and former employees of Sidor under the terms of a special employee participation plan.
As a part of a multiple-step corporate reorganization in 2005, San Faustín reorganized its investments in flat and long steel manufacturing, processing and distribution businesses by contributing its controlling interests in Siderar, Sidor (through Amazonia and Ylopa) and Ternium Internacional to the Company. On August 22, 2005, we acquired, together with Siderar, an indirect 99.3% interest in the Mexican company Hylsamex and its subsidiaries and the equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, S.A. de C.V., in Amazonia and Ylopa. We subsequently purchased additional shares of Hylsamex in the open market, subject to applicable law, thereby increasing our and Siderar’s direct and indirect interest in Hylsamex to 99.9%. In 2005, each of Tenaris and Usiminas exchanged its interests in Amazonia, Ylopa and, in the case of Usiminas, Siderar for shares of the Company, and Sivensa exchanged its interest in Amazonia for shares of the Company.
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
On December 28, 2006, we acquired an additional 4.85% interest in Siderar from CVRD Internacional S.A., a wholly-owned subsidiary of Vale, thereby increasing our ownership in Siderar to 60.93%.
On April 29, 2007, the Company entered into an agreement with Grupo Imsa and Grupo Imsa’s controlling shareholders pursuant to which Grupo Imsa came under our control on July 26, 2007. Under the agreement, the Company, through a wholly owned subsidiary, made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa. Pursuant to the tender offer, we acquired 25,133,856 shares representing 9.3% of the issued and outstanding capital of Grupo Imsa. Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital, were redeemed for cash pursuant to a capital reduction effected at the same price per share. Following this capital reduction, we became the sole shareholder of Grupo Imsa.

In 2007, Grupo Imsa was renamed Ternium Mexico and, effective March 31, 2008, Hylsamex merged with and into Ternium Mexico. In connection with this merger, Siderar became a shareholder of Ternium Mexico with a 28.7% interest.
Sidor Nationalization Process
On March 31, 2008, the Company controlled approximately 59.7% of Sidor, while CVG and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.
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
On May 7, 2009, Ternium completed the transfer of its entire 59.7% interest in Sidor to CVG. Ternium agreed to receive an aggregate amount of USD1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD400 million in cash on that date. The balance was divided in two tranches: the first tranche, of USD945 million, payable in six equal quarterly installments (the first such installment was due on August 7, 2009, and the last of such installments will be due in November 2010), while the second tranche of USD626 million will be due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. As of the date of this annual report, CVG has paid USD1.51 billion and the outstanding principal is USD458 million. While the first, second and fourth installments were paid upon maturity, the third installment payment, due on February 8, 2010, had a twenty-three day delay, and was finally paid on March 3, 2010. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, Ternium has reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that Ternium may not claim an amount exceeding the outstanding balance due from CVG. For more information on the Sidor nationalization process, see note 29 to our audited consolidated financial statements included elsewhere in this annual report.

2010 Events
Ternium has recently entered into a definitive agreement to acquire a 54% ownership interest in Ferrasa through a capital contribution in the amount of USD74.5 million. Upon completion of this transaction, Ferrasa will have a 100% ownership interest in Sidecaldas S.A.S., Figuraciones S.A.S. and Perfilamos del Cauca S.A.S., all of which are Colombian-based companies. The transaction is subject to Colombian antitrust clearance and other customary conditions and is expected to close in the third quarter of 2010. Ternium also has agreed to purchase a 54% ownership interest in Ferrasa Panamá S.A. for USD0.5 million.
Additionally, Ternium has signed a non-binding memorandum of understanding with Nippon Steel Corporation with the intention of forming a joint venture in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. The two companies will now maintain exclusive negotiations towards a binding joint venture agreement, which shall be subject to final documentation, due diligence, feasibility studies, agreement on other issues, and regulatory and corporate approvals.
For more information on these developments, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments.”
B.	Business Overview
Our Business Strategy
Our main strategic objective is to enhance shareholder value by strengthening Ternium’s position as a low cost producer of steel products, in a manner consistent with minority shareholders’ rights, while further consolidating Ternium’s position as a leading flat and long steel producer in Latin America and a strong competitor in the Americas with strategic presence in other major steel markets.
The main elements of this strategy are:
• Enhance Ternium’s position as a low cost steel producer. We are focused on improving utilization levels of our plants, increasing efficiency and further reducing production costs from levels that we already consider to be among the most competitive in the steel industry through, among other measures, capital investments and further integration of our facilities;
• Pursue strategic growth opportunities. We have a history of strategically growing our businesses through acquisitions and joint ventures. In addition to strongly pursuing organic growth, we intend to identify and actively pursue growth-enhancing strategic opportunities to consolidate Ternium’s presence in its main markets and expand it to the rest of Latin America, gain further access to iron ore and other inputs, expand its offerings of value-added products, increase its steel production, and increase its distribution capabilities;
• Maximize the benefits arising from Ternium’s broad distribution network. We intend to maximize the benefits arising from Ternium’s broad network of distribution, sales and marketing services to reach customers in major steel markets with a comprehensive range of value-added products and services and to continue to expand its customer base and improve its product mix;
• Focus on higher margin value-added products. We intend to continue to shift Ternium’s sales mix towards higher margin value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time delivery and inventory management. In this regard, our Mexican acquisitions in 2005 and 2007 allowed Ternium to expand its offerings of value-added products, such as galvanized products and panels; and
• Implementing Ternium’s best practices. We believe that the implementation of Ternium’s managerial, commercial and production best practices in acquired new businesses should generate additional benefits and savings. For example, the implementation of Ternium’s cost control procedures and performance analysis in Hylsamex improved control over its production variables and led to cost savings.

Our Competitive Strengths
We believe that the following competitive strengths distinguish Ternium from its competitors and enhance its leading market position:
• State-of-the-art and flexible production system, low cost producer. The combination of a portfolio of state-of-the-art, low cost steel production mills, access to diversified sources of raw materials, including proprietary iron ore mines in Mexico, diversified technology base, including blast furnace based, mini-mill based and non-integrated based steel processing facilities, and cost-competitive labor sources makes Ternium a low-cost producer of steel and a cost-competitive producer of value-added products;
• Strong market position and extensive market reach. Ternium has a leading participation in the market for flat steel products in Mexico and in Argentina. The location of its production facilities gives Ternium favorable access to the most important regional markets in the Americas, including the North American Free Trade Agreement, or NAFTA, and Mercado Común del Sur, or Mercosur; and
• Experienced and committed management team. Our management team has extensive experience in, and knowledge of, the steel industry, which enhances Ternium’s reputation in the global steel markets. A large percentage of our senior managers have spent their entire careers working within the steel businesses of San Faustín and its affiliates. Our management team has substantial experience in increasing productivity and reducing costs, as well as in identifying, evaluating and pursuing growth opportunities and integrating acquisitions.
Our Products
The Ternium companies produce mainly finished and semi-finished flat and long steel products which are sold either directly to steel processors or to end-users, after different value-adding processes. Flat steel products include slabs (steel in its basic, semi-finished state), hot-rolled coils and sheets, cold-rolled coils and sheets, tin plate, hot dipped galvanized and electrogalvanized sheets and pre-painted sheets. Galvanized and pre-painted sheets can be further processed into a variety of corrugated sheets, trapezoidal sheets and other tailor-made products to serve Ternium’s customer requirements. Long steel products include billets (steel in its basic, semi-finished state), wire rod and bars.
Flat steel products
Slabs: Slabs are semi-finished steel forms with dimensions suitable for its processing into hot-rolled flat products. The use of slabs is determined by its dimensions and by its chemical and metallurgical characteristics.
Hot-rolled flat products: Hot-rolled flat products are used by a variety of industrial consumers in applications such as the manufacturing of wheels, auto parts, pipes, gas cylinders and containers. They are also directly used for the construction of buildings, bridges and railroad cars, and for the chassis of trucks and automobiles. Hot-rolled products can be supplied as coils or as sheets cut to a specific length. These products also serve as inputs for the production of cold-rolled products.
Cold-rolled products: Cold-rolled products are applied mainly to the automotive, home appliance and capital goods industries, as well as to galvanizers, drummers, distributors and service centers. Cold-rolled coils are sold as coils or cut into sheets or blanks to meet customers’ needs. These products also serve as inputs for the production of coated products.
Tin plate and tin free: Given its resistance to corrosion and its mechanical and chemical characteristics, tin plate is mainly sold to the packaging industry for food canning, sprays and paint containers. Tin plate and tin free are produced by coating cold-rolled coils with a layer of tin and thin chrome, respectively, that is attached by an electroplating continuous process.
Hot dipped galvanized and pre-painted sheets: Hot dipped galvanized sheets are produced by adding a layer of zinc to cold-rolled coils, which are afterwards cut into sheets. Galvanized sheets can also be pre-painted, resulting in a product that is mainly sold to the construction industry for building coverings, manufacturing of ceiling systems, panels, air conditioning ducts and several other uses. Ternium also offers, under the trademark Zintroalum in Mexico and Cincalum in Argentina, a distinctive type of galvanized product with coating composition that contains 55% aluminum-zinc to improve product performance for construction industry, including rural, industrial and marine sites.
Electrogalvanized and pre-painted sheets: Electro-galvanized and pre-painted sheets are sold mainly to customers in the automotive and home appliance industries. Electro-galvanized and pre-painted sheets are produced from cold-rolled coils by adding a layer of zinc that is attached by an electroplating continuous process, in one or both sides. The electro-galvanized coils are subsequently cut and sold either as sheets or are further processed with a color coating to produce pre-painted sheets. Electro-galvanization provides products with a longer useful life and more resistance to corrosion compared to other coating methods.

Steel pipes and tubular products: Products included are tubes for general use, structural tubes, tubes for mechanical applications, conduction tubes, conduction electrical tubes and oil tubes. These products, uncoated or galvanized, have applications in several sectors including home accessories, furniture, scaffolding, automotive, bicycles, hospital equipment, posts for wire mesh garden and poultry tools, handrails, guard-rails, agricultural machinery, industrial equipment, conduction of water, air, gas, oil, high-pressure liquids and special fluids and internal building electrical installations.
Beams: Obtained by roll forming of steel strips, include C and Z section steel profiles (purlings) and tubular section beams, these products have applications in window frames, stilts, mainstays, crossbeams, building structures, supports, guides and crossbars for installing windows, doors, frames and boards.
Roll formed products: Products included are insultated panels, roofing and cladding, roof tiles and steel decks. Obtained from the mechanical transformation of flat steel, uncoated, galvanized or pre-painted, these products are used mainly in the construction industry in warehouses, commercial and industrial refrigeration installations, grain storage, poultry and porcine confinement facilities, roofing and side walls for buildings, and terraces and mezzanine floorings.
Long steel products
Steel billets: Billets are semi-finished steel forms with dimensions suitable for its processing into hot-rolled long steel products such as wire rod, bars and other shapes.
Wire rod: Rods are round, thin, semi-finished steel products that are rolled from a billet and coiled for further processing. Rods are commonly drawn into wire products or used to make bolts and nails. Wire rod can be produced in different qualities according to customers’ demands.
Bars: Bars are long steel products that are rolled from billets. Two of the most common types of bars produced are merchant bars and reinforcing bars (rebar). Merchant bars include specific shape features such as rounds, flats, angles, squares and channels that are used by customers to manufacture a wide variety of products such as furniture, stair railings and farm equipment. Rebar is used to strengthen concrete highways, bridges and buildings.
Other products
Pre-engineered metal building systems: These products are obtained from the mechanical transformation of flat steel. The steel construction systems are destined to low-rise, non-residential buildings. Include frames, secondary steel members, roofs and walls panels, as well as finishing and accessories.
Pig iron: A semifinished product obtained in the blast furnace, it is mostly used as metallic charge in the steel shop for the production of crude steel and it is also marketed to other steel producers and to manufactures of iron-based cast products.
Iron ore pellets: A raw material for the production of steel, it is mostly used as metallic charge (after being reduced in DRI modules or blast furnaces) in the steel shop for the production of crude steel and it is also marketed to other steel producers.
Within each of the basic product categories there is a range of different “items” of varying qualities and prices that are produced either to meet the particular requirements of end users or sold as commodity items.
Production Facilities and Processes
Ternium has steel production facilities, service centers and distribution centers, or DCs, in North, Central and South America and iron ore mining operations in North America.
Ternium’s aggregate production capacity of steel products as of December 31, 2009, calculated based on, as estimated by management, standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process, was approximately 10.0 million tons, of which 8.4 million tons correspond to flat steel products and 1.6 million tons correspond to long steel products, and of which 7.2 million tons correspond to facilities located in North America and 2.8 million tons correspond to facilities located in South and Central America.

Steel production facilities, service centers and distribution centers
The assets described in this section are owned by Ternium’s operating subsidiaries. The following table provides an overview, by type of asset, of Ternium’s production capacity:

		Capacity (thousand tons per year) [1]
Production asset	Quantity	Mexico	Argentina	Other	Total
Coke Plant	4		1,030		1,030
Sinter Plant	1		1,430		1,430
Direct Reduced Iron Plant	3	2,690			2,690
Blast Furnace	2		3,700		3,700
Electric Arc Furnace	4	3,720			3,720
Basic Oxygen Furnace	3		5,000		5,000
Thin Slab Continuous Caster	1	2,050			2,050
Slab Continuous Caster	1		2,880		2,880
Billet Continuous Caster	2	1,660			1,660
Slab — Rolling Mill	4	5,700	2,780		8,480
Skin — Pass Mill	4	1,860	940		2,800
Billet — Rolling Mill	2	1,060			1,060
Pickling Line	8	3,390	1,790		5,180
Cold-Rolling Mill (Tandem or Reversing)	9	2,150	1,770		3,920
Electrolytic Clearing	4	1,140	200		1,340
Annealing Line	4	1,240	1,240		2,480
Temper Mill	6	1,180	1,770		2,950
Tension-Leveling / Inspection Line	7	800	985		1,785
Electro-tin plating line	1		160		160
Hot Dip Galvanizing Line	12	1,430	525	385	2,340
Electro-galvanizing Line	1		120		120
Color — Coating Line	8	660	100	180	940
Slitter	33	1,800	450	90	2,340
Cut to length	31	500	860	50	1,410
Roll forming Line	35	450	350	280	1,080
Panel Line	4	80			80
Profile Line	10	180		20	200
Tube Line	21	440	200		640

[1]	In this annual report annual production capacity is calculated based on, as estimated by management, standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.
North America Region. Ternium has twelve steel production and/or processing units in this region, consisting of three integrated steel-making plants (two of which produce long steel products and one of which produces flat steel products and includes two steel service centers), five downstream flat steel processing plants, combining hot-rolling, cold-rolling and/or coating facilities (two of which include steel service centers), and four steel service centers. In addition, Ternium has ten steel retail distribution centers in this region, aimed at serving customers mainly in the construction sector.

The following table sets forth key items of information regarding Ternium’s principal production locations and production units:

Unit	Country	Type of Plant				Location	Products
				Service	Distribution
		Integrated	Downstream	Center	Center
Guerrero[1]	Mexico	X		X		San Nicolás d.l.G., Nuevo León	Flat Products
Norte[2]	Mexico	X				Apodaca, Nuevo León	Long Products
Puebla[3]	Mexico	X				Puebla, Puebla	Long Products
Juventud[4]	Mexico		X	X		San Nicolás d.l.G., Nuevo León	Flat Products
Churubusco[5]	Mexico		X	X		Monterrey, Nuevo León	Flat Products
Monclova[6]	Mexico		X			Monclova, Coahuila	Flat Products
Universidad[7]	Mexico		X			San Nicolás d.l.G., Nuevo León	Flat Products
Apodaca Industrial[8]	Mexico			X		Apodaca, Nuevo León	Flat Products
Apodaca Comercial[9]	Mexico			X		Apodaca, Nuevo León	Flat Products
Varco-Pruden[10]	Mexico			X		Ciénaga de Flores, Nuevo León	Metal buildings
San Luis[11]	Mexico			X		San Luis, San Luis Potosí	Flat Products
DC Chihuahua	Mexico				X	Chihuahua, Chihuahua	Flat Products
DC BC	Mexico				X	Tijuana, Baja California	Flat Products
DC MTY	Mxico				X	Monterrey, Nuevo León	Flat Products
DC Puebla	Mexico				X	Puebla, Puebla	Flat Products
DC Guadalajara	Mexico				X	Guadalajara, Jalisco	Flat Products
DC Mexico	Mexico				X	Naucalpan, Estado De México	Flat Products
DC Culiacán	Mexico				X	Culiacán, Sinaloa	Flat Products
DC Veracruz	Mexico				X	Veracruz, Veracruz	Flat Products
DC Mérida	Mexico				X	Mérida, Yucatán	Flat Products
DC Tuxtla	Mexico				X	Tuxtla Gtz, Chiapas	Flat Products
Shreveport[12]	USA		X			Shreveport, Louisiana	Flat Products

[1]	The Guerrero unit, located in the metropolitan area of Monterrey, Nuevo León, Mexico, produces hot-rolled and cold-rolled coils for the industrial, construction and home appliance sectors and for further processing in other Ternium Mexico’s units. It also produces slitted and cut-to-length products for the industrial sector, and profiles and tubes for the industrial and construction sectors. This unit includes two steel service centers, a slab-rolling mill, and an integrated facility based on direct reduced iron, mini-mill steelmaking and thin-slab casting/rolling mill technologies that uses iron ore pellets and steel scrap as main raw materials. The facility sources all of the iron ore from Ternium Mexico’s mining operations and the electricity and natural gas from the Mexican grid. In addition, the facility sources its net requirements of slabs from Mexican and international producers. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview. Raw materials, energy and other inputs.”

[2]	The Norte unit in Nuevo León, Mexico, produces billets and rebar for the construction industry. It is an integrated facility based on mini-mill steelmaking technology that uses steel scrap as its main raw material. The facility sources electricity from the Mexican grid. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview. Raw materials, energy and other inputs.”

[3]	The Puebla unit in Puebla, Mexico, produces rebar and wire rod mainly for the construction and industrial sectors, including high-carbon, low-carbon and micro-alloyed wire rod. It is an integrated facility based on direct reduced iron and mini-mill steelmaking technologies that uses iron ore pellets and steel scrap as main raw materials. The facility sources all of the iron ore from Ternium Mexico’s mining operations and the electricity and natural gas from the Mexican grid. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview. Raw materials, energy and other inputs.”

[4]	The Juventud unit in Nuevo León, Mexico, produces galvanized and color coated coils for the construction, home appliance and other industries and has a steel service center that produces slitted and roll-formed products, panels and tubes for the construction and industrial sectors. This plant processes hot-rolled and cold-rolled coils received from Ternium Mexico’s units in Nuevo León.

[5]	The Churubusco unit in Nuevo León, Mexico, produces hot-rolled and cold-rolled coils for industrial, construction and home appliance sectors and for further processing in other Ternium Mexico’s units. It also produces slitted and cut-to-length products for the industrial sector. The facility sources its requirements of slabs from other Mexican producers and from the international markets. Ternium’s procurement policy for slabs is described in greater depth in Item 4. “Information on the Company—B. Business Overview. Raw materials, energy and other inputs.”

[6]	The Monclova unit in Coahuila, Mexico, produces galvanized and color coated sheets for the home appliance industry. This plant procceses cold-rolled coils mainly received from Ternim Mexico’s units in Nuevo León.

[7]	The Universidad unit in Nuevo León, Mexico, located across the street from the Guerrero unit, produces galvanized and color coated coils for the construction, home appliance and industrial sectors. This plant processes hot-rolled coils received from Ternium Mexico’s units in Nuevo León.

[8]	The Apodaca Industrial unit in Nuevo León, Mexico, is a steel service center that produces slitted and cut-to-length products for industrial customers. This plant processes coated coils mainly received from Ternium Mexico’s units in Nuevo León.

[9]	The Apodaca Comercial unit in Nuevo León, Mexico, is a steel service center that produces slitted and roll-formed products, profiles and tubes for the construction industry. This plant processes coated coils mainly received from Ternium Mexico’s units in Nuevo León.

[10]	The Varco-Pruden unit in Nuevo León, Mexico, produces metal buildings systems for commercial construction. This plant processes heavy plates procured from the local and international markets and coils received from Ternium Mexico’s units in Nuevo León.

[11]	The San Luis unit in San Luis Potosí, Mexico, is a steel service center that produces slitted and cut-to-length products for the home appliance and other industries. This plant processes coated coils received from Ternium Mexico’s units in Nuevo León.

[12]	The Shreveport unit in Lousiana, US, produces galvanized and color coated sheets. It processes cold-rolled coils procured in the international markets.
In May 2010, Ternium announced that it had signed a memorandum of understanding with Nippon Steel Corporation to form a joint venture for the construction of a hot-dipped galvanizing plant. For more information on this proposed joint venture, see “Item 5 — Operating and Financial Review and Prospects — G. Recent Developments — Memorandum of Understanding for Joint Venture in Mexico”.
South and Central America Region. Ternium has fourteen steel production and/or processing units in this region, consisting of one integrated steel-making plant (which produces flat steel products), five downstream flat steel processing plants, comprising cold-rolling or coating facilities (four of which include steel service centers), and eight steel service centers. In addition, Ternium has five steel retail distribution centers in this region, aimed at serving customers mainly in the construction sector.

The following table set forth key items of information regarding Ternium’s principal production locations and production units:

Unit	Country	Type of Plant				Location	Products
				Service	Distribution
		Integrated	Downstream	Center	Center
San Nicolás[13]	Argentina	X				Ramallo, Buenos Aires	Flat Products
Canning[14]	Argentina		X	X		Canning, Buenos Aires	Flat Products
Haedo[14]	Argentina		X	X		Haedo, Buenos Aires	Flat Products
Florencio Varela[15]	Argentina		X	X		Florencio Varela, Buenos Aires	Flat Products
Ensenada[16]	Argentina		X			Ensenada, Buenos Aires	Flat Products
Rosario[17]	Argentina			X		Rosario, Santa Fe	Flat Products
San Luis[17]	Argentina			X		San Luis, San Luis	Flat Products
Serviacero III[18]	Argentina			X		Ramallo, Buenos Aires	Flat Products
Sidercrom[19]	Argentina			X		Ramallo, Buenos Aires	Flat Products
Villa Nueva[20]	Guatemala		X	X		Villa Nueva, Guatemala	Flat Products
DC Norte	Guatemala				X	Guatemala, Guatemala	Flat Products
DC Occidente	Guatemala				X	Mazatenango, Suchitepéquez	Flat Products
Tegucigalpa[21]	Honduras			X		San Pedro Sula, Cortés	Flat Products
DC Tegucigalpa	Honduras				X	Tegucigalpa, Distrito Central	Flat Products
San Salvador[21]	El Salvador			X		San Salvador, San Salvador	Flat Products
DC San Miguel	El Salvador				X	San Miguel, San Miguel	Flat products
Managua[21]	Nicaragua			X		Managua, Managua	Flat Products
Heredia[22]	Costa Rica			X		Heredia, Heredia	Flat Products
DC Liberia	Costa Rica				X	Liberia, Guanacaste	Flat Products

[13]	The San Nicolás unit in the Province of Buenos Aires, Argentina, produces hot-rolled, cold-rolled and tinplate coils for the construction, industrial and packaging sectors and for further processing in other Siderar’s units. San Nicolás includes an integrated facility based on blast furnace and basic oxygen furnace technologies, supplemented with a sinter plant, coking batteries, a by-product plant and a power plant. It uses metallurgical coal and iron ore lumps, pellets and fines as main raw materials. The facility sources all of its coal and iron ore needs from the international markets, shipped to its own port on the banks of the Paraná river. It sources the natural gas from the Argentine grid, produces most of its electricity needs in its own power plant and sources its net requirements of electricity from the Argentine grid. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview. Raw materials, energy and other inputs.”

[14]	The Canning and Haedo units in the Province of Buenos Aires, Argentina, produce galvanized sheets, slitted and roll-formed products and profiles for the construction and home appliance sectors. In addition, the Canning facility produces color coated sheets for such markets. Both plants process cold-rolled coils received from Siderar’s San Nicolás and Ensenada units.

[15]	The Florencio Varela unit in the Province of Buenos Aires, Argentina, produces electro-galvanized sheets, blanks and slitted products for the automotive, construction and other industries. This plant processes cold-rolled coils received from Siderar’s San Nicolás and Ensenada units.

[16]	The Ensenada unit in the Province of Buenos Aires, Argentina, produces cold-rolled coils for the construction and industrial sectors and for further processing in Siderar’s own facilities. This plant processes hot-rolled coils received from Siderar’s San Nicolás unit.

[17]	The Rosario unit in the Province of Santa Fe, Argentina, and the San Luis unit in the Province of San Luis, Argentina, are steel service centers that produce tubes for the construction industry. These plants process hot-rolled coils received from Siderar’s San Nicolás unit.

[18]	The Serviacero III unit in the Province of Buenos Aires, Argentina, is a steel service center that produces cut-to-length products for the construction and industrial sectors. This plant processes hot-rolled coils received from Siderar’s San Nicolás unit.

[19]	The Sidercrom unit in the Province of Buenos Aires, Argentina, is a steel service center that produces cut-to-length and slitted products for the packaging sector. This plant processes tinplate coils received from Siderar’s San Nicolás unit.

[20]	The Villa Nueva unit in Guatemala, Guatemala, produces galvanized sheets for the construction industry and for further processing in other Ternium Mexico’s units in Central America. It also has a steel service center that produces slitted, roll-formed and cut-to-length products, and profiles for the construction industry. This plant processes hot-rolled, cold-rolled and coated coils received from Ternium Mexico’s units in the Nuevo León area and from the international markets.

[21]	The Tegucigalpa unit in Cortés, Honduras, the San Salvador unit in San Salvador, El Salvador, and the Managua unit in Managua, Nicaragua, are steel service centers that produce roll-formed products for the construction industry. These plants process coated coils received mainly from Ternium Mexico’s Villa Nueva unit.

[22]	The Heredia unit in Heredia, Costa Rica, is a steel service center that produces roll-formed products and profiles for the construction industry. This plant processes hot-rolled, cold-rolled and coated coils received from Ternium Mexico’s units in Nuevo León and from the Villa Nueva unit.
Iron ore mining facilities
Ternium has a 100% interest in Las Encinas S.A. de C.V. (“Las Encinas”) and a 50% interest in Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V (“Peña Colorada”). The following table provides an overview, by type of asset, of Ternium’s production capacity:

		Capacity (thousand tons per year)
Production asset	Quantity	Las Encinas	Peña Colorada	Total
Crushing Plant	3	5,300	9,000	14,300
Beneficiation Plant	2	2,000	4,400	6,400
Pelletizing Line	3	1,900	4,000	5,900
Las Encinas operates the Aquila open pit mine located in Michoacán, Mexico, and the El Encino underground mine located in Jalisco, Mexico. Las Encinas produces iron ore pellets. The facilities include crushing and beneficiation plants located close to the mines and beneficiation and pelletizing plants located near Alzada in Colima, Mexico, approximately 160 kilometers from Aquila. The iron ore pellets are shipped by rail to Ternium Mexico’s integrated facilities.
Peña Colorada operates the Minatitlán open pit mine located in Colima, Mexico. Peña Colorada produces iron ore pellets and magnetite concentrate. The facilities include crushing and beneficiation plants located close to the mine, near Minatitlán, and a pelletizing plant, including two pelletizing lines, located near the Manzanillo Port in the Pacific coast in Colima, Mexico, 50 kilometers from Minatitlán. Ternium and ArcelorMittal each own 50% of Peña Colorada. Under the existing arrangements, Peña Colorada is required to sell half of the mine’s production to each of Ternium and ArcelorMittal. See Item 4. “Information on the Company—B. Business Overview. Raw materials, energy and other inputs — Mexico — Iron Ore.” Both iron ore pellets and magnetite concentrates are shipped by rail or from the Manzanillo Port to Ternium’s facilities, to ArcelorMittal’s facilities and abroad.

Production process
Ternium specializes in manufacturing and processing finished flat and long steel products. Ternium’s facilities use different technologies and have different levels of integration. The basic inputs for steel production are iron ore and energy. Iron ore is used in three different formats: fines and lumps, which are purchased in the marketplace, and pellets, which are partly purchased in the marketplace and partly produced by the company. Ternium’s steel production processes consume energy mainly in the form of natural gas, coal and electricity.
Iron ore extraction and processing. The iron ore pellet production process begins with the sourcing of iron ore from Ternium’s own mines in Mexico. The extraction consists of removing or drilling, loading and transporting the iron ore to the crushing facilities in order to reduce it to a specified size and quality through the grinding process and the separation of ore with low iron content.
After crushing, the ore goes through magnetic drums that separate the iron from the sterile material, to obtain a pellet with high iron content. This process is carried out using water as an auxiliary element. Excess water is afterwards eliminated, leaving only the necessary humidity for the formation of pellets using pelletizing disks. Pellets are separated according to their size and are then hardened in ovens and shipped to the steel producing facilities.
Steel production. Ternium produces semi-finished steel in the form of thin slabs, slabs and billets through the electric arc furnace and the blast furnace methods. Under the electric arc furnace method, which is used in Mexico, pellets are converted into direct reduced iron (DRI) in the DRI modules. One of Monterrey’s DRI plants includes the latest DRI HYL® technological advances, such as Hytemp®, which permits the hot discharge of the DRI to the electric arc furnace generating significant energy savings and improving productivity. Direct reduced iron and steel scrap is mixed in variable proportions and heated with other elements to obtain molten steel. The molten steel is then cast using the continuous casting method into billets and thin slabs.
Under the blast furnace method, which is used in Argentina, iron ore pellets, lumps, sinter (a mixture of iron ore fines and limestone produced in our sinter plant) and coke (a solid residue obtained from the distillation of coal produced in our coking batteries) are mixed in the blast furnaces in a process that melts and reduces the iron ore, obtaining pig iron. The molten pig iron is then mixed with steel scrap and other products in a basic oxygen furnace through a process that removes impurities from the pig iron by injecting pure oxygen at high pressure into the molten metal, burning-off carbon and other elements. The molten steel is then cast using the continuous casting method into slabs.
Steel processing. Semi-finished steel is then processed into finished products using hot-rolling, cold-rolling, coating, tubing, paneling, slitting and cut-to-length facilities among other processes. Ternium purchases semi-finished steel in the marketplace in the form of slabs, as its slabs processing capacity in Mexico is higher than its slabs production capacity in the country. It may purchase hot-rolled and cold-rolled coils as well for further processing in its lines.
Slabs and billets are processed in the hot-rolling mills in Mexico and Argentina to obtain hot-rolled products using different technologies. In the case of flat products, hot-rolled coils are obtained from thin or conventional slabs. Thin slab hot-rolling, a technology Ternium uses only in Mexico, requires less energy than conventional slab hot-rolling, as it does not require a roughing section at the mill and does not need to be reheated from room temperature to reach rolling temperature. In the production of long products, which is carried out only in Mexico, billets are reheated and taken to rolling temperature. The softened steel is processed in the rolling trains to obtain wire rods and bars as finished long products.
Depending on its final use, the hot-rolled coils are then scaled, tempered and pickled, both in Mexico and Argentina, before being sent for sale as coils or cut into steel sheets. Alternatively, the hot-rolled coils may be sent to a cold-rolling mill where they are put under a deformation process at room temperature to reduce their thickness and obtain cold-rolled coils. Cold-rolled coils can be sold in crude form to the market (full hard) or processed in the reheating ovens, annealing bays and tempers lines to modify their metallurgic and physical characteristics. The tempered products can be sold as coils or sheets or further processed by adding coverings.
Cold-rolled coils can be further processed into tin plate at Ternium’s facility in Argentina (by adding a thin layer of tin), into galvanized or electro galvanized sheets at several of Ternium’s facilities in Mexico, Argentina, United States and Guatemala (by adding a thin layer of zinc to the products through different processes) or into pre-painted products. Some of these products can be further processed into slit, cut-to-length and tailor-made products according to customers’ needs at Ternium’s service centers, which are located in several countries. In addition, cold-rolled and hot-rolled coils can be further processed into tubular products, such as welded pipes, insulated panels and architectural panels, among other products.

Sales and Marketing
Net Sales
Ternium primarily sells its steel products in the regional markets of North America and Central and South America, where it can leverage its strategically located manufacturing facilities to provide specialized products, delivery services to its clients and reduce freight costs.
Our total net sales amounted to USD5.0 billion in 2009, USD8.5 billion in 2008 and USD5.6 billion in 2007. For further information on our net sales see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations”.
The following table shows Ternium’s total consolidated net sales by product and geographical region for the years indicated:

	For the year ended December 31,
In million of U.S. dollars	2009	2008	2007
Flat Steel Product Sales
South and Central America	1,717.1	2,782.5	2,037.0
North America	2,371.9	4,294.7	2,571.8
Europe and Other	161.0	47.5	123,0

Total Flat Steel Products Sales	4,250.0	7,124.7	4.731.7

Long Steel Product Sales
South and Central America	57.3	274.2	70.0
North America	512.0	791.8	696.0
Europe and Other	3.5	8.9	6.9

Total Long Steel Product Sales	572.9	1,075.1	772.8

Total Other Sales (1)	136.1	265.1	128.8

Total Sales	4,959.0	8,464.9	5,633.4

(1)	The item “Other Sales” primarily includes iron ore, pig iron and pre-engineered metal buildings.

In thousands tons	For the year ended December 31,
(unaudited)	2009	2008	2007

Flat Steel Product Sales Volume

South and Central America	1,904	2,604	2,499
North America	3,115	3,666	3,035
Europe and Other	287	55	185

Total Flat Steel Product Sales Volume	5,305	6,326	5,719

Long Steel Product Sales Volume

South and Central America	118	302	133
North America	931	901	1,113
Europe and Other	6	13	15

Total Long Steel Product Sales Volume	1,056	1,217	1,261

Total Sales Volume (1)	6,361	7,543	6,980

(1)	The Total Sales Volume does not include the tons of Other sales.

North America Region
Sales to customers in the North America Region accounted for 60.0% of Ternium’s consolidated sales during 2009, 61.8% during 2008 and 59.3% during 2007. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2009 compared to Fiscal Year Ended December 31, 2008—Net Sales” and “—Fiscal Year Ended December 31, 2008 compared to Fiscal Year Ended December 31, 2007—Net Sales.”
Ternium’s largest markets in the North America Region are Mexico and the United States.
Most of Ternium’s Mexican customers are located near its plants. Flat steel non-coated products are mainly sold in Mexico to construction companies, industrial customers in the packaging, electric motors and service center industries, and distributors and auto parts manufacturers. The principal segments in the Mexican coated steel market are construction, manufacturing (air conditioning, lamps and furniture), appliances and auto parts. Ternium generally serves industrial customers, which require high-quality specifications, as well as commercial customers through service centers and warehouses. Long steel rebar and wire rod markets in Mexico are generally characterized by a large number of orders of small volume, and competition is largely based on price. The customer base for bar and rod products in Mexico consists primarily of independent dealers and distributors, who in turn retail the products to their customers in the construction industry. Ternium markets its tubular products mainly through Mexican independent distributors, and the balance is sold directly to industrial customers.
Customers in the United States are served directly through the Shreveport plant and through Ternium Internacional’s Houston commercial office and distribution center, which manage transport and logistics issues and provide local services and assistance. The Gulf Coast and a large portion of the West Coast, in particular, are regions in which our Mexican facilities have distribution advantages. Our main markets in the United States are the construction industry and the energy related sectors.
South and Central America Region
Sales to customers in the South and Central America Region accounted for 35.9% of Ternium’s consolidated sales during 2009, 36.7% during 2008 and 38.2% during 2007. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2009 compared to Fiscal Year Ended December 31, 2008—Net Sales” and “—Fiscal Year Ended December 31, 2008 compared to Fiscal Year Ended December 31, 2007—Net Sales.”
Ternium’s sales are oriented toward the construction and agriculture sectors, the automotive industry, the packaging sector (for food, paints, sprays and petrochemicals), the tube and pipe sector (related to liquids and gas transportation and distribution networks), the capital goods sector and the home appliances sector.
The customer base in South and Central America consists primarily of independent small- and medium-sized companies and distributors, which in turn process or retail products to their customers in different market sectors. In addition, Ternium serves large industrial customers, such as the automotive industry, that require customized products that Ternium can produce through its service centers and finishing facilities.
Ternium’s principal customers in the region are located near its plants in Argentina. We also sell to customers in other South and Central American countries, including Brazil, Bolivia, Chile, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Paraguay, Peru and Uruguay.
Europe and Other
Sales to customers in Europe and other regions, which are generally made on a spot basis, accounted for 4.0% of Ternium’s consolidated sales during 2009, 1.5% during 2008 and 2.5% during 2007. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2009 compared to Fiscal Year Ended December 31, 2008—Net Sales” and “—Fiscal Year Ended December 31, 2008 compared to Fiscal Year Ended December 31, 2007—Net Sales.”

Ternium’s shipments in Europe in 2009 were mainly destined for Italy, Spain, Portugal and the United Kingdom. Customers in Europe are mainly independent, small- and medium-sized companies dedicated to steel processing that generally serve the construction, furniture and appliance industries. A large part of their purchases are cold-rolled coils and coated products. Ternium’s sales to Europe are carried out through the Ternium commercial network.
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
Marketing
Our marketing strategy is to continue increasing higher margin value-added products and services in Ternium’s sales mix. We expect to increase Ternium’s offerings of value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time deliveries and inventory management. In order to do so, Ternium will continue to work with customers to anticipate their needs and develop customized products for particular applications and to maintain a strategic presence in several steel markets through its network of commercial offices.
Ternium adapts its marketing strategy according to the different regions it serves. Its sales force specializes in different regional requirements ranging from product specifications to transport logistics.
In order to increase Ternium’s participation in regional markets and improve services provided to customers, Ternium manages its exports through Ternium Internacional’s network of commercial offices. Ternium Internacional operates through subsidiaries strategically located in Ternium’s key international markets, providing customers with support and services. Ternium Internacional has extensive experience promoting steel products. Its marketing expertise helps Ternium to expand its position in current markets and to develop new ones.
North America Region
The North American steel market is highly competitive, since most major international steel producers direct part of their sales efforts to this region. Ternium’s steel customers in Mexico are in the construction sector, automotive and home appliances industries, among other sectors. In Mexico, where our main production facilities are located, we can offer customized services.
Through our service centers, located in the southern United States and in northern and central Mexico, Ternium can cut, paint or roll-form its products to specific client requirements. Customized products include metallic roofing, auto parts and cut-to-length products used in the home appliance and construction industries.
Ternium has commercial offices in Mexico and the United States. These offices provide services such as logistics, stock management and customer assistance, as well as analysis of businesses opportunities in their respective markets.
Ternium Mexico has a department focused on the development of small- and medium-sized companies in Mexico under a program created by the Techint group for the development of its customers and the local industry (“Propymes”). The objective of the program is to improve the competitiveness of customers and suppliers, to increase their exports and allow them to substitute imports with local products. Approximately 150 companies are part of this program in Mexico, which provides support for industrial, training, and institutional requirements of the participating companies.
Several Mexican steel producers compete with us in the flat and long steel markets, as dicussed below in “—Competition”. Ternium’s experienced sales force specializes in the needs of each market sector and focuses on value-added products and services. In this competitive and end-user oriented market, the extensive use of well-known commercial brands allows customers to clearly recognize Ternium’s products. Ternium seeks to increase its competitive advantage by providing value-added services, including the technical assistance related to steel use and production, and developing new steel products.

South and Central America Region
A principal component of Ternium’s marketing strategy in South and Central America is establishing lasting and close relationships with customers. This allows Ternium to provide assistance to its customers in their use of steel products and to obtain downstream information that can be applied to future product development.
Ternium’s sales force in this region is oriented toward serving the specific needs of different market sectors, such as the construction industry, the automotive industry, the home appliances sector, the packaging sector (for food, paints, sprays and petrochemicals), the agricultural equipment and capital goods sector, the tube and pipe sector (related to liquids and gas transportation and distribution), and steel processors.
Through its service centers, located in Argentina, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua, Ternium can cut, paint or roll-form its products to specific client requirements. Customized products include metallic roofing, auto parts, steel for agricultural machinery, different types of tin used to produce sprays and food containers and cut-to-length products used in the home appliance and construction industries.
Ternium has commercial offices in Argentina, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua and Uruguay. These offices provide services such as market development, analysis of businesses opportunities, and customer support in their respective countries. Propymes was implemented in Argentina in 2002, with the objective of promoting the local industry. As of December 31, 2009, approximately 380 companies were part of this program, which provides support for industrial, training, commercial, financial and institutional requirements of the participating companies.
Europe and Other
A small share of Ternium’s shipments is destined to steel markets outside the Americas. Sales to Europe and Africa are carried out mainly through Ternium Internacional’s office in Spain. Ternium Internacional is focused on trading activities, including the development of commercial and marketing activities.
Competition
Global Market
The steel industry operates predominantly on a regional basis, with large industry participants selling the bulk of their steel production in their home countries or regions, where they have natural advantages and are able to more effectively market value-added products and provide additional customized services. Despite the limitations associated with significant transportation costs, as well as the restrictive effects of protective tariffs and other trade restrictions, international trade of steel has generally increased in the last decade as production has shifted towards low-cost production regions. In addition, since 2002, several large steel manufacturers have merged with each other or acquired steel companies in other parts of the world. This wave of consolidation has resulted in a number of large, global producers with significant operations in several regions and/or continents, contributing to the increasing globalization of the steel industry. Considered as a whole, however, the steel industry still remains considerably fragmented, compared with market conditions characterizing certain of our suppliers and customers, e.g. iron ore suppliers and the automotive industry.
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
There has been a trend in recent years toward steel industry consolidation among Ternium’s competitors. In addition, the Venezuelan government has recently reestablished itself as a steel producer with the nationalization of Sidor. Below is a summary of the most significant transactions:
•	June 2006: Mittal Steel and Arcelor merge to create ArcelorMittal, the world’s largest steel company.

•	March 2007: Votorantim acquires Colombia’s Aceria Paz del Rio.

•	April 2007: Tata Steel completes the acquisition of Corus.

•	July 2007: Gerdau acquires Chaparral Steel.

•	August 2007: US Steel acquires Stelco.

•	March 2008 to May 2008: Severstal acquires Sparrow Point steel mill, WCI Steel and Esmark.
Despite this trend, the global steel market remains highly fragmented. In 2009, the five largest steel producers, ArcelorMittal, Hebei, Baosteel, POSCO and Wuhan, accounted for 18% of total worldwide steel production, compared to 15% for the five largest steel producers in 2000.
Steel prices in general, including for both flat and long products, have exhibited significant volatility in recent years. From 2000 to 2002, the industry, especially in North America, experienced fluctuating capacity utilization, low demand growth levels and other adverse conditions, which led to depressed steel prices, adversely impacting many steel producers’ profitability. In 2003 and 2004, steel prices increased worldwide, due to higher economic growth in most regions, particularly China and other developing countries, as well as higher raw material prices (iron ore, ferroalloys and energy). During the first quarter of 2008, steel prices went up significantly due to higher demand for steel products and higher input costs resulting from constraints in the availability of raw materials. However, this trend reversed beginning in the second half of 2008 due to a global economic downturn, with prices and costs declining steeply. In the second half of 2009, steel prices recovered, reflecting the improving conditions in the steel markets worldwide and higher raw material costs.
North America Region
Mexico. Ternium has strong domestic competitors in the Mexican steel market and faces significant competition from imports. According to Canacero, the Mexican chamber of the iron and steel industry, imports of hot-rolled, cold-rolled and galvanized steel products in Mexico accounted for approximately 27%, 33% and 27% of the Mexican market in 2009, 2008 and 2007, respectively, as steel consumption in Mexico is higher than the installed steel capacity in the country.
The largest Mexican competitor in the flat products market is AHMSA, an integrated steel producer located in Monclova, Coahuila, that produces a wide variety of steel products. AHMSA focuses on low value added products such as plate, and commercial quality hot-rolled and cold-rolled coils. Other significant domestic competitors are Lámina y Placa Comercial S.A. de C.V. (Grupo Villacero), a producer of galvanized coils and a distributor of steel products with operations throughout Mexico, and POSCO, a Korean steel company that produces galvanized coils in Mexico.
In the rebar market, Ternium’s largest competitor is ArcelorMittal. To a lesser extent, Ternium also faces competition from Aceros San Luis and Deacero. In the low-carbon wire rod market, Ternium’s main competitors are Deacero, ArcelorMittal and, to a lesser extent, Talleres y Aceros and Aceros San Luis.
In the small diameter welded pipe market, Ternium’s main competitors are Tubería Laguna, Maquilacero and imports. Orders in this market are usually small and cover a wide range of product specifications.
United States. Ternium has very small participation in the U.S. steel markets in comparison with U.S. domestic steel manufacturers and importers. It successfully competes in the Gulf Coast and a large portion of the West Coast where its facilities have logistic advantages.
South and Central America Region
Ternium’s most significant market in the South and Central America Region is Argentina. Other relevant markets in the region are Guatemala, Colombia, Chile and Paraguay.
Argentina. Siderar is the main producer of flat rolled steel products in Argentina. Its main competition in the Argentine flat steel market are imports, mainly from Brazil. The main Brazilian producers of flat steel value-added products are Usiminas, Companhia Siderúrgica Nacional and ArcelorMittal.

Although Siderar has been the principal flat steel provider in Argentina since its foundation, foreign competition has challenged its market positioning in the country. For example, during the 1990s, Siderar’s market share in Argentina decreased as a result of imports of steel products at very low prices. See “—Regulations—Trade regulations.”
Other South and Central American markets. Ternium keeps an active presence in the region, particularly in those steel markets where there is absence or limited presence of domestic competitors. Ternium keeps a leading position in the steel markets of Paraguay and Uruguay and has a strong presence in the steel markets of Chile and Bolivia, where the location of Ternium’s facilities in neighboring Argentina provides a logistical advantage to supply these markets vis a vis its competitors. In addition, Ternium keeps an active presence in the steel markets of the Andean Community (Colombia, Ecuador and Peru), although it usually faces strong competition in these markets from steel producers located in Brazil and Venezuela. Finally, Ternium keeps an important presence in the steel markets for coated products in Central America, where it leverages its logistical advantages stemming from the location of its facilities in Guatemala and Mexico.
On April 8, 2010, the Company announced that it had entered into a definitive agreement to acquire a 54% ownership interest in Ferrasa through a capital contribution in the amount of USD74.5 million. See Item 5. “Operating and Financial Review and Prospects — G. Recent Developments — Ferrasa”. Upon completion of this transaction, Ternium expects to expand its business and commercial presence in Colombia as well as in Central America.
Capital Expenditure Program
Capital expenditures in Ternium’s facilities during 2009 amounted to approximately USD208.6 million. In light of the global economic downturn, we delayed, reassessed or canceled a significant part of previously announced capital expenditure plans and projects. We currently expect that our capital expenditures for 2010 will amount to approximately USD300 million and that such amount will be financed with cash from operations.
The main objectives of Ternium’s current capital expenditure program are to:
•	maintain and replace equipment;

•	reduce production costs;

•	improve product quality, equipment reliability and productivity;

•	comply with applicable environmental standards; and

•	provide enhanced customer services.
In the past, we announced new investments and projects to be developed in Mexico and in Argentina. These investments were aimed at increasing steel production and processing capacity through the construction of new facilities and the expansion of existing ones. The current status of these projects is discussed below.
North America Region
During 2009, Ternium’s capital expenditures in the region amounted to USD88 million. A basic capital expenditure plan was carried out in order to maintain our equipment’s operating performance and continue with some projects of which the most significant were:
•	New iron ore crushing and pre-beneficiation plant. This new facility, part of the Las Encinas mining operations in Mexico, is the result of the relocation, revamping and expansion of former crushing facilities. Its relocation freed iron ore reserves at the former crushing plant site and its increased processing capacity will allow Las Encinas to maintain its iron ore pellet production capacity while processing material with lower iron ore content.
•	Revamping of hot-rolling mill No. 3 in Mexico. This included the installation of a work-roll change system and the installation of new interstand equipment in the finishing mill, providing an additional annual rolling capacity of 280,000 tons.

In 2008, Ternium announced a greenfield project to build a flat steel plant in Mexico, which was aimed at expanding its production capacity. In its initial phase, the project would involve the design and construction of a mini-mill and a hot-rolling mill in the Monterrey area, while its second phase would involve the construction of a cold-rolled and galvanizing plant, including a pickling line and a cold-rolled tandem mill, and a hot-dipped galvanizing line, to serve the industrial and commercial markets. Subsequently, Ternium changed the sequence of the project, and resolved to build the cold-rolling and galvanizing facilities first, thereby changing the second phase to first phase. As part of this project, in May 2010, Ternium announced that it had signed a memorandum of understanding with Nippon Steel Corporation to form a joint venture for the construction of the hot-dipped galvanizing plant. For more information on this proposed joint venture, see “Item 5 — Operating and Financial Review and Prospects — G. Recent Developments — Memorandum of Understanding for Joint Venture in Mexico”.
South and Central America Region
During 2009, Ternium’s capital expenditures amounted to USD120.5 million. We carried out a basic capital expenditure plan to maintain our equipment’s operating performance and continued with some projects, of which the most significant were:
•	Partial revamping of coke oven plant in Argentina. The revamping of batteries #3 and #4 was launched during 2007 with the objective of improving performance and reducing gas emissions. The project’s first stage was completed in 2008. The second stage, the relining and repair of 70 headers, began in October 2008; work in battery #3 was completed during 2009, while work in battery #4 was suspended.
•	Relining of blast furnace No. 1 in Argentina. The preparatory works for this project began in 2007, and the relining work commenced in October 2008. We expect that this project will be completed during the first half of 2010.
Ternium’s capital expenditure plan in Argentina contemplates an increase in slabs annual production capacity from the current 2.9 million tons to 4.0 million tons, through the construction of a new continuous caster and other investments. Since the inception of this plan through December 31, 2009, Ternium invested an aggregate amount of USD263.3 million. As of the date of this annual report, Ternium is reassessing the scope and timetable of this project.
Information technology investments
We spent an aggregate of approximately USD6.1 million in information technology investments during 2009. In 2010, we expect to begin the integration of our Mexican facilities into Ternium’s core business administration system and to expand the reach of that system in Argentina and Guatemala.
Raw Materials, Energy and Other Inputs
The main inputs for Ternium’s facilities in Mexico are slabs, iron ore, steel scrap, natural gas and electricity, while the main inputs materials at Ternium’s integrated steel facilities in Argentina are iron ore and coal. Below is a more complete description of the supply conditions for raw materials, energy and other inputs at Ternium’s facilities in these countries. For a description of some of the risks associated with Ternium’s access to raw materials, energy and other inputs, see Item 3. “Key Information—D. Risk Factors—Risk Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, slabs and energy could adversely affect Ternium’s profitability.”
Mexico
In Mexico, Ternium’s manufacturing of finished steel products relies on the supply of crude steel from its steelmaking facilities, which are based on the mini-mill technology, and on the purchase of crude steel slabs from third parties. The mini-mill technology melts a variable combination of steel scrap and direct reduced iron to produce steel slabs and billets. Ternium’s production process requires extensive use of natural gas and electricity. Third-party slabs are the largest component of production costs; iron ore, scrap, electricity and natural gas costs are also significant.
Slabs. Ternium’s Mexican subsidiary has some non-integrated facilities that consume large quantities of slabs purchased from third-party steel suppliers. Currently, slabs are purchased both in Mexico (primarily from ArcelorMittal) and in the international markets. In addition, in the past Siderar supplied slabs from time to time to our Mexican operations. Slab consumption varies significantly year to year in accordance with market conditions. In 2008, our Mexican subsidiary purchased 2.4 million tons of slabs, while in 2009 slab purchases amounted to 1.7 million tons. Slab purchase prices are market-based.

Iron ore. As described under “—Production Facilities and Processes—Iron ore mining facilities” above, Ternium’s subsidiaries own interests in two mining companies in Mexico: 100% of the equity of the Las Encinas and a 50% equity stake in Peña Colorada. In 2009, Ternium’s Mexican facilities sourced 100% of their iron ore requirements from the mines operated by these two companies. Under our arrangement with Peña Colorada’s other shareholder, an ArcelorMittal subsidiary, we are committed to off-take 50% of the annual production of the Peña Colorada mine. In 2009, approximately 83% of Ternium’s iron ore production went to our own direct reduction plants, 1% to our own blast furnance in Argentina and the remaining 16% was sold in the international markets. Most of the iron ore exports during 2009 were made on a spot price basis.
Scrap. Ternium sources 100% of its steel scrap needs in Mexico through its own steel scrap collecting and processing companies. In 2009, most of the scrap used was purchased domestically, with approximately 23% coming from the United States. Scrap is purchased at market prices.
Electricity. Electric arc furnaces consume large quantities of electricity. During 2009, 57% of Ternium Mexico’s total consumption was supplied by the Comisión Federal de Electricidad or CFE, Mexico’s state-owned electricity company. The remainder was purchased under long-term contracts from two other suppliers with power plants in the Monterrey area, Iberdrola Energía Monterrey, S.A. de C.V. (“Ibedrola”), a subsidiary of a Spanish utility company, and Tractebel Energía de Monterrey, S. de R.L. de C.V. (“Tractebel”), a subsidiary of a U.S. utility company. We have a long-term contract with Iberdrola for approximately 111 MW capacity and a long-term contract with Tractebel for aproximately 90 MW capacity. Electricity purchases under these contracts are made at prices linked to prevailing market conditions.
Natural gas. Natural gas is used as a reducing agent for the production of DRI and for the reheating of slabs and billets before the hot-rolling process. In Mexico, Ternium purchases natural gas from Pemex, the Mexican state-owned oil and gas company that is Mexico’s sole producer of natural gas, and from three distributors: Gas Industrial de Monterrey S.A. de C.V. (GIMSA), Compañía Mexicana de Gas (CMG) and Gas Natural Mexico. Natural gas prices for Ternium Mexico are determined based on the average of the quoted prices of several indexes plus transportation and service costs depending on the areas or cities or pursuant to the methodology approved by the Energy Regulatory Commission for prices applicable to an area, as the case may be. Those prices are related to the market prices of natural gas in the southern United States.
Argentina
In Argentina, Siderar produces crude steel through the use of blast furnace technology. The principal raw materials used to produce steel are iron ore and coal. The manufacturing process also requires significant quantities of electricity and natural gas.
Iron ore. Iron ore is purchased under long-term agreements from suppliers in neighboring Brazil. Prices under these contracts are determined in accordance with market conditions. Our main suppliers of iron ore, in the form of lumps, pellets and sinter feed fines, are Vale and MMX. Our geographic location provides favorable access to high quality iron ore lump and fines produced in Brazil’s iron ore mines in the Pantanal Region (Mato Grosso do Sul state), which are transported on barges navigating the Paraguay and Parana Rivers; accordingly, our costs associated with the provision of iron ore are low in comparison with customers requiring seaborne shipping. In addition, our steelmaking facility in Argentina receives iron ore pellets and fines from ports located on Brazil’s ocean coast.
Coking coal and related materials. Siderar obtains its coke through the distillation of coking coal and petroleum coke in its coke ovens. Siderar requires different types of coal to produce coke. Coking coal is purchased under annual renewable contracts and on the spot market from several major international suppliers based mainly in Australia and the United States. Prices under contracts are determined in accordance with market conditions. Petroleum coke is sourced domestically from oil companies such as Exxon Mobil and Repsol YPF. The volume purchased from each supplier mainly depends on technical quality requirements of the blast furnace operations.

Electricity. Siderar consumes large quantities of electricity for its manufacturing activities, particularly in its San Nicolás and Ensenada facilities. The electricity required to cover most of our facilities needs is self-generated by a wholly-owned thermoelectric plant with an installed capacity of 110 Mw located at the San Nicolás facility. Most of the energy requirements of the thermoelectric plant are obtained from blast furnace and coke oven gases and from steam that is purchased at market prices from a power plant located at the San Nicolás facility owned by Siderca S.A.I.C., a subsidiary of Tenaris, under a long-term steam sales agreement. The rest of the requirements are covered through the purchase of natural gas from different market vendors, or with alternative sources of energy such as fuel oil. Siderar covers electricity shortfalls or sells excesses, as the case may be, at spot prices in the wholesale market. In order to mitigate these shortfalls, it entered into electricity supply contracts with the Central Puerto and Genelba power plants, both owned by Petrobras. Over the course of the last several years, demand for electricity has increased substantially, resulting in shortages of electricity to residential and industrial users during periods of high demand. Accordingly, in 2008 certain Siderar facilities suffered interruptions in their electricity supply at peak hours.
Natural gas. Siderar also consumes substantial volumes of natural gas, particularly to operate its blast furnace and power generation facilities. Siderar purchases natural gas at spot prices and on spot terms and conditions. Siderar’s San Nicolás facilities’ needs for natural gas are covered mainly by Pan American Energy, Total Austral, Repsol YPF, Tecpetrol S.A., a company controlled by San Faustín, and natural gas traders in Argentina, including MetroEnergía, Albanesi, Energy Consulting Services and Energy Traders. As is the case with electricity, natural gas demand has increased significantly, and supply to industrial users (including Siderar) has often been restricted during the Argentine winter.
Siderar has separate transportation agreements with Transportadora de Gas del Norte S.A. (“TGN”), Transportadora de Gas del Sur S.A. (“TGS”), Camuzzi Gas Pampeana S.A. (“Camuzzi”), Gas Natural Ban S.A. (“Gasban”) and Metrogas. The main transportation contract is with TGN, a company partially owned by San Faustín, which expires in April 2013. For the final distribution phase, Siderar has several distribution contracts with Litoral Gas (a company partially owned by San Faustín), Camuzzi, Gasban and Metrogas. The principal contract is with Litoral Gas, which expires in December 2011.
Other inputs. Siderar has on-site oxygen, nitrogen and argon separation plants in order to extract these gases for use in the steelmaking process. Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the operation and maintenance of a separation facility at San Nicolás for a contracted amount of USD175.2 million, which is due to terminate in 2025. Under the terms of the contract, Siderar is required to take or pay certain minimum daily amounts of oxygen, nitrogen and argon, which amounts are consistent with its production requirements in Argentina. The parties entered into an amendment to this contract in order to increase the volume of gases supplied thereunder; however, due to the effect of the economic downturn on Siderar’s expected requirements of oxygen, nitrogen and argon, the parties entered into a renegotiation of the contract. Pursuant to such renegotiation certain obligations of both parties under the contract were temporarily suspended; such suspension has been extended in several opportunities and is currently effective until June 30, 2010.
Product Quality Standards
Ternium develops its products and services with a philosophy of continuous improvement and seeks to excel in its internal quality control of its products and processes. Ternium’s products are manufactured in accordance with proprietary standards and the requirements of customers, and within the specifications of recognized international standardization entities including the International Organization for Standardization, or ISO, the American Society for Testing and Materials, or ASTM, the European Standards, or EN, the Japanese Industrial Standards, or JIS, the Society of Automotive Engineers, or SAE, and the standards of the American Petroleum Institute, or API.
Ternium designed, developed and implemented the quality management system it has in place. Based on the ISO 9001:2008 and, in the case of areas related to the production of automotive supplies, ISO/TS 16949:2009 platforms, the Ternium Quality Management System aligned quality management systems and criteria throughout Ternium’s subsidiaries. To keep the ISO Multisite certification, the Ternium Quality Management System is regularly audited by Lloyd’s Register Quality Assurance.
During October 2009, Siderar’s facilities were recertified under ISO 9001:2008 and ISO/TS 16949:2009, as part of a Multisite certification scheme running on the Ternium Quality Management System.
Ternium Mexico’s and Siderar’s metallurgical testing laboratories are accredited for the performance of various technical tests in accordance with ISO/IEC 17025:2005 General Requirements for the Competence of Testing and Calibration Laboratories or equivalent standards.

In July 2008, the American Petroleum Industry, or API, performed an audit under API Q1 ISO/TS 29001 at Planta Tuberia Guerrero, Ternium Mexico’s thick-walled tubes manufacturing facility, for the renewal of Ternium Mexico’s license to use the API Monogram® on its line pipe products under the conditions specified in API Spec 5L. In February 2009, the license was renewed.
Research and Development; Product Development
Product research and development activities at Ternium are conducted through a central Product Development Department in coordination with local teams that operate in several of our facilities. Applied research efforts are carried out in-house and in conjunction with universities and research centers, as well as through the participation in international consortia. Ternium also develops new products and processes in cooperation with its industrial customers.
In 2009, Ternium’s product research and development activities focused on increasing the industrial integration of its facilities and on the development of products for new customers, mainly aimed at increasing capacity utilization rates at Ternium’s facilities. In addition, we continued developing new products for long-standing customers, mainly aimed at fulfilling increasing product performance requirements. Furthermore, Ternium continued carrying out its medium-term product research and development plan, encompassing foreseen product requirements and associated new equipment, which it considers a key input for the design of Ternium’s capital expenditure projects and differentiating strategies.
In 2009, Ternium continued the development of new processing routes to integrate its production units and increase shipments. These initiatives were part of its efforts to increase capacity utilization rates at its production units in the context of a pronounced steel market downturn. Ultimately, it allowed for replacing semi-finished steel products procured from third parties with products manufactured in-house and a market share increase in certain market segments. Slabs, hot-rolled coils and cold-rolled coils manufactured in our production units in Argentina were further processed in our production units in Mexico and Guatemala. In addition, new coated products were developed for processing at our Mexican production units to supply customers in Argentina and Argentina’s neighboring countries.
During 2009, Ternium developed structural bars for use in highway bridges and thin-gauge hot-rolled structural steels for industrial shelving and storage racks. In addition, we developed new steel chemical compositions to fulfill new customers’ requirements in our markets. Ternium also developed new hot-rolled structural grades used by welded pipe manufacturing customers serving the construction industry.
During 2009, Ternium developed new industrial customers in Mexico, leveraging its extended network of service centers to differentiate and compete against imports. Among these initiatives, we launched product approval processes with new customers in the automotive and rail transportation sectors.
In addition, we continued the certification of processes with existing customers in the automotive industry in Mexico and Argentina, related to newly defined standards and new car models to be produced in these countries. We also developed new products for industrial customers, such as high-gauge hot-rolled high-strength low-alloy grade structural steel for the automotive industry, new cold-rolled re-phosphorized grade for boilers and super high-gloss coil coated products for refrigerators.
Ternium’s medium-term product research and development plans are based on its continuing assessment of the emerging requirements for steel product performance with leading steel customers. Based on customer feedback, we define future technology requirements at our facilities.
Presently, we are working on various medium-term projects, including advanced high-strength steel for the automotive industry through the Galvanized Autobody Partnership and McMaster University; high-strength low-alloy steel for our industrial customers in collaboration with the University of Pittsburgh and support by the Argentine Steel Institute; and coated products with long-term corrosion resistance for the construction industry as well as new magnesium added metallic coatings for various applications with the French Corrosion Institute.
In 2010, Ternium plans to expand its product range of hot-rolled, cold-rolled and galvanized products through the development of new automotive and heavy machinery high-strength steel grades to increase its market share. We also expect to develop new wire rod grades for the manufacturing of novel springs, aimed at reducing weight and extending service life, driven by the specifications of some European carmakers. In addition, Ternium plans to develop hot-rolled and cold-rolled steel grades to increase shipments to welded pipe manufactures serving the automotive and industrial sectors.

We spent an aggregate of USD0.7 million for product research and development in 2009, compared to USD0.8 million in 2008 and USD1.1 million in 2007.
Regulations
Environmental Regulation
Ternium’s operations (including mining activities in Mexico) are subject to a broad range of environmental laws, regulations, permit requirements and decrees relating to the protection of human health and environment, including laws and regulations relating to land use; air emissions; wastewater treatment and discharges; the use, handling and disposal of hazardous or toxic materials and the handling and disposal of solid wastes. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. International environmental requirements vary.
Ternium has established corporate environmental guidelines requiring each of its business units to comply with all applicable environmental laws and regulations. Compliance with environmental laws and regulations, and monitoring regulatory changes, is addressed primarily at the regional level.
Ternium reports to the World Steel Association its CO2 emissions data on an annual basis as part of the association’s initiative to collect emissions data from member companies. We support the steel industry’s ongoing effort to develop innovative solutions to reduce greenhouse gas (GHG) emissions over the life cycle of steel products. According to the Intergovernmental Panel on Climate Change (IPCC), the steel industry accounts for approximately 3% to 4% of total world GHG emissions.
Our steel production facilities in Mexico have achieved GHG-specific emission levels that are close to the theoretical minimum. In Argentina, Siderar’s GHG-specific emission levels are close to the industry average for blast furnace technology.
The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.
Ternium has not been subject to any material penalty for any environmental violations in 2009, and we are not aware of any current material legal or administrative proceedings pending against Ternium with respect to environmental matters which could have an adverse material impact on Ternium’s financial condition or results of operations.
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
A mining concession allows its holder to perform both exploration works (including identifying mineral deposits and quantifying and evaluating economically minable reserves), and exploitation works (including detaching and extracting mineral products from such deposits). Mining concessions have a 50-year duration from the date of their recording in the Public Mining Registry and may be extended for an equal term, provided certain requirements are met.

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
Trade regulations
Intense global competition in the steel industry can lead many countries to increase duties or impose restrictions on steel product imports to protect their domestic industries from trades that are not made under market conditions or that are otherwise unfair. Such measures protect domestic producers from increased imports sold at dumped or subsidized prices.
During a period of intense competition in 2001, some regions to which Ternium exports its products, such as the United States and Europe, implemented these measures as well as other general measures known as safeguards. While safeguards were lifted in December 2003, antidumping and countervailing duties remain in place. At the same time, bilateral or regional free trade agreements have liberalized trade among some countries, providing for reduced or zero tariffs for many goods, including steel products.
Countries’ imposition of trade remedy measures and the entry into force of various free trade agreements can and have both benefited and adversely affected Ternium’s home market and export sales of steel products, as described below. See also Item 3. “Key Information—D. Risk Factors—Certain Regulatory Risks and Litigation Risks—International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.”
Mexico.
The Mexican government has imposed certain antidumping measures on steel import products that are similar to the ones produced by Ternium Mexico. The following antidumping measures are currently in effect:
Hot-rolled products: On March 28, 2000, the Mexican government imposed antidumping duties on the Russian Federation and Ukraine of 30.31% and 46.66%, respectively. On March 25, 2005 the first sunset review was initiated by the Mexican authorities, and on March 17, 2006 a final resolution was issued, extending the antidumping duties for an additional five-year period. A second sunset review was initiated on March 16, 2010.
Furthermore, since September 2005, Mexico has imposed antidumping duties against Ukraine (60.1%), Romania (67.60%) and Russia (36.80%) on cut-to-length plate in coils. Mexican authorities are expected to conduct a sunset review of these measures in 2010.
In March 2008, the Mexican government imposed a provisional antidumping duty on cut-to-length plate imports from China. The measure was lifted in October 6, 2008, as the Mexican authorities concluded that their domestic industry was not suffering injury as a result of such imports and thus decided not to conduct any further investigations thereon.
Cold-rolled products: Since June 1999, Mexico has imposed antidumping duties on cold-rolled steel sheets from Bulgaria (44%—45%), the Russian Federation (83%—88%) and Kazakhstan (33%—34%). On December 12, 2005, and as a result of the first sunset review, the Mexican authorities extended the anti-dumping duties for an additional five-year period until June 2009. A sunset review was initiated in July 2009 and is currently under way; after completing this procedure, some or all of these duties could be eliminated.

Plate in coil: Since June 1996, an anti-dumping duty of 29.3% on imports from Russia has been imposed. In June 2003, the first sunset review resolution concluded the application of the antidumping duty should continue. In June 2007, the Ministry of Economy issued the final resolution of the second sunset review, determining the continuation of the anti-dumping duties for an additional five-year period.
Long products: Brazilian imports of reinforcing bars are currently subject to an antidumping duty of 57.69%. In June 2006, the second sunset review resolution determined the continuation of antidumping duties for an additional five-year period. A third sunset review will be initiated in August 2010. Wire rod imports from Ukraine are subject to a duty of 30.52% since September 2000. In June 2006, the first sunset review resolution determined the continuation of antidumping duties for an additional five-year period. The initiation of a second sunset review is expected to take place in September 2010.
U.S. authorities have imposed a number of measures on flat and long steel import products from Mexico, thereby restricting Ternium’s exports to that country. Below is a description of measures currently in effect.
•	Hylsamex’s wire rod exports are subject to an antidumping duty of 17.94% pursuant to an antidumping duty order on carbon and certain alloy steel wire rod from Mexico. Following the most recent sunset review, such duty was extended for five more years from June 2008. In November 2008, at Ternium Mexico’s request, the U.S. Department of Commerce (“DoC”) initiated a changed circumstances review of the antidumping duty order described above in order to determine whether Ternium Mexico is the successor-in-interest to Hylsamex for purposes of determining antidumping duty liability. On May 13, 2009, the DoC determined that Ternium Mexico is the successor-in-interest to Hylsamex and, thus, should receive the same antidumping duty treatment with respect to steel wire rod from Mexico as Hylsamex.
•	Tubular products from Mexico have been subject to antidumping duties since August 1995. In particular, our subsidiaries’ Oil Country Tubular Goods, or OCTG, products were subject to a 1.48% antidumping duty until such duty was revoked in May 31, 2007, following International Trade Administration’s (ITC) determination that if the order on imports of OCTG from, among other countries, Mexico was lifted it would not be likely to lead to continuation or recurrence of material injury within a reasonably foreseeable time.
•	In 2007, the DoC initiated an antidumping investigation of light-walled rectangular pipe and tube (“LWRPT”) from, among other countries, Mexico. On June 13, 2008, the DoC made a final determination of sales at less than fair value in the investigation of LWRPT from Mexico and, as a result, LWRPT from Mexico, including LWRPT manufactured by Hylsamex, are now subject to antidumping duties. In particular, Hylsamex’s exports of LWRPT are subject to either a 3.76% or an 11.5% duty, depending on the plant at which the relevant product was manufactured. In August 2009, the DoC issued the final results of a changed circumstances review of the antidumping duty order on LWRPT from Mexico concluding that Ternium Mexico is the successor-in-interest to Hylsamex for purposes of determining antidumping duty liability and, thus, Ternium Mexico will receive the same antidumping duty treatment with respect to LWRPT from Mexico as Hylsamex.
•	Since 1992, pursuant to an antidumping duty order on circular welded non-alloy steel pipe — or standard pipe — from various countries, including Mexico, standard pipes manufactured by Hylsamex and Grupo Imsa were subject to antidumping duties. In 2007, such measures were extended for five more years. In August 2009, the DoC published the final results of a changed circumstances review, concluding that Ternium Mexico is the successor-in-interest to Hylsamex for purposes of determining antidumping duty liability. As of April 13, 2010, in accordance with the latest administrative review, the applicable duty for Ternium Mexico is 48.33%.
On January 25, 2010, Colombian authorities initiated an antidumping investigation against wire rod products from Mexico. The investigation was closed on April 23, 2010.

Mexico has signed trade agreements with several countries or trade blocs aimed at liberalizing trade between them:
NAFTA was signed among Canada, Mexico and the United States and came into effect on January 1, 1994. NAFTA provided for the progressive elimination over a ten-year period of duties on, among other things, steel products traded between or among Mexico, the United States and Canada. As a result, zero tariffs currently apply to steel products traded within NAFTA countries. Accordingly, Ternium has greater access to the U.S. and Canadian markets through Ternium Mexico, but also faces increased competition in Mexico from U.S. and Canadian steel imports. NAFTA provides that NAFTA member companies (including Mexican steel producers such as Ternium Mexico) can challenge trade restrictions imposed by other NAFTA countries before a binational dispute resolution panel.
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
In November 2003, Mexico and Argentina signed an Economic Complementation Agreement, or ACE 6, whereby reciprocal tariff preferences were granted. In 2006, Mexico and Argentina modified the ACE 6 Agreement, reducing to zero import duties on imports of certain steel products from the other country. Zero import duties included exports from Mexico to Argentina and from Argentina to Mexico for up to 90,000 tons per year of slabs, 60,000 tons per year of cold rolled coils and 30,000 tons per year of corrosion resistant coils, including hot dip galvanized and pre-painted sheets.
In addition, the Mexican government has signed trade agreements with Venezuela, Colombia, the European Free Trade Association—an intergovernmental organization set up by Liechtenstein, Norway, Iceland and Switzerland, Japan, Chile, Bolivia, Nicaragua, Costa Rica and Uruguay, among others. However, the Mexico-Venezuela free trade agreement was terminated in November 2006.
On February 9, 2010, the Mexican Government issued a decree reducing the tariffs on several steel product groups. For 2010, the tariff in semifinished products was set at 3% (5% in 2009), the tariff for finished flat and long products was set at 5% (7% in 2009), and the tariff for welded pipe products was set at 7% (10% in 2009).
Argentina.
The Argentine government has imposed various antidumping measures on certain steel imports that compete directly with Ternium’s sales in Argentina.The following measures are currently in effect:
Hot-rolled products: Since December 1999, the Argentine government has imposed anti-dumping measures requiring a minimum import price for hot-rolled steel imports from Brazil, the Russian Federation and Ukraine. Argentina accepted a price undertaking agreement from Brazilian exporters. In 2006 Argentine authorities conducted a sunset review of these measures and decided to continue them for five more years. In its decision, the Argentine government determined antidumping duties for Russian, Ukrainian and Brazilian hot-rolled steel exports to Argentina. A price undertaking for Brazilian exports was also accepted by Argentine authorities.
Argentina has also imposed antidumping measures on hot-rolled steel imports from Kazakhstan (39.91%), Romania (40.48%), Slovak Republic (62.09%) and South Africa (55.26%), effective since April 2002. In October 2008, following completion of a sunset review initiated in May 2007, Argentine authorities decided to continue these measures for five more years.
Cold-rolled products: Since January 2003, Argentina has also imposed antidumping measures on cold-rolled steel imports from Korea (60.46%), South Africa (83.07%), Kazakhstan (80.61%) and Ukraine (71.22%). In July 2009, following completion of a sunset review initiated in January 2008, the Argentine authorities decided to continue these antidumping measures for one year.
Galvanized products: since May 2003, Argentina has imposed antidumping duties on galvanized steel sheets from South Korea (49.67%), South Africa (27.90%), Australia (70.37%) and Taiwan (33.09%). The petitioners requested the initiation of a sunset review in May 2008 to determine whether the antidumping duties will be maintained for five more years. In November 2009, following completion of a sunset review initiated in May 2008, the Argentine government decided to renew measures for three years, replacing previous ad valorem rates by specific antidumping measures: USD243/ton for South Korea; USD286/ton for South Africa; USD247/ton for Australia; and USD223/ton for Taiwan.

U.S. authorities had imposed a number of measures on steel import products from Argentina, thereby restricting Ternium’s exports to that country in the past. Such measures were revoked and, accordingly, none of them are currently in effect.
As of May 2003, Thailand imposed antidumping duties of 37.94% against imports of hot rolled steel from Argentina; such duties remain currently in effect.
Argentina has signed free trade agreements with several countries or trade blocs aimed at liberalizing trade between them.
In early 1991, the Argentine government reduced import tariffs and eliminated most non-tariff restrictions on trade as part of an effort to open the Argentine economy to foreign competition. In March 1991, Argentina, Brazil, Uruguay and Paraguay entered into the Treaty of Asunción, creating the Mercado Común del Sur (Common Market of the South), or Mercosur, a common market organization that aimed to bring about the free movement of goods, capital, services and people among its member states. The Treaty of Ouro Preto, signed in 2004, formalized a customs union among Mercosur’s member states. Over time, the Mercosur has eliminated or significantly reduced import duties, tariffs and other trade barriers among member states. In particular, zero tariffs have applied to steel products imported from other member states since January 1, 2000. The current tariff applicable to steel products imported from outside Mercosur ranges from 2% to 16%.
In 2005, Mercosur entered into a trade agreement with Chile, pursuant to which all tariffs on steel products have been eliminated. In 1996, Mercosur signed a free trade agreement with Bolivia, pursuant to which all steel products began receiving a 100% tariff preference on January 1, 2006. Mercosur and the Andean Community (Bolivia, Colombia, Ecuador, Peru and, formerly, Venezuela), signed a free trade agreement aimed at reducing and eventually eliminating tariffs on steel products traded among member countries over a period of 8 to 12 years. Mercosur is also negotiating free-trade agreements with the EU, Mexico, India and South Africa. In May 2006, Venezuela became a junior member of Mercosur and is currently seeking full membership in the group. Brazil, Argentina and Uruguay have already approved Venezuela’s membership. The matter is still pending before Congress in Paraguay.
In November 1993, Argentina and Mexico signed an Economic Complementation Agreement, or ACE 6. See Item 4. “Information on the Company—B. Business Overview. Trade Regulations— Mexico”.
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
Below is a simplified diagram of Ternium’s corporate structure as of December 31, 2009.
Subsidiaries
Ternium operates entirely through subsidiaries. For a complete list of its subsidiaries and a description of its investments in other companies, see note 2 to our audited consolidated financial statements included elsewhere in this annual report.
Ternium Mexico. Ternium Mexico was formed as result of the merger of Grupo Imsa, Hylsamex and Hylsamex’s major shareholder in March 2008. Ternium Mexico and its subsidiaries operate all of Ternium’s mining and steel production activities in Mexico, the United States, Guatemala, Honduras, El Salvador, Nicaragua and Costa Rica. Ternium Mexico and its subsidiaries produce flat and long steel products, including value-added finished steel products for use mainly in the construction and industrial sectors. Ternium Mexico has a finished steel annual production capacity of 6.1 million tons.
Siderar. Siderar is the main integrated manufacturer of flat steel products in Argentina with total annual finished steel production capacity of 2.6 million tons. The shareholders of Siderar as of March 31, 2010 are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Siderar Shareholders	Number	Percent
Ternium	211,754,474	60.94%
ANSeS	90,225,841	25.97%
Inversora Siderúrgica Argentina (employees)	11,734,770	3.38%
Public	33,753,686	9.71%

Total	347,468,771	100.00%

Siderar’s shares are listed on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), or BASE, under the symbol “ERAR.” The Buenos Aires Stock Market (Mercado de Valores de Buenos Aires), which is affiliated with the BASE, is the largest stock market in Argentina. On March 31, 2010, the closing price of the Siderar shares on the BASE was ARP26.95 per share (approximately USD7.02 per share).

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
Ternium Brasil. Ternium Brasil S.A. is a wholly-owned subsidiary of the Company. Organized under the laws of Brazil, it was formed for the purpose of assessing expansion opportunities in that country.
Other Investments
Exiros. Exiros, with offices located in nine countries, and in which we have a 50% share ownership and Tenaris has the remaining 50% share ownership, provides our subsidiaries with purchase agency services in connection with purchases of raw materials and other products or services. Exiros’s objectives are to procure better purchase conditions and prices by exercising the improved bargaining power that results from combining the demand of products and services by both Ternium and Tenaris.
D.	Property, Plants and Equipment
See “—Business Overview—Production Facilities and Processes.”
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
Certain information contained in this discussion and analysis is presented elsewhere in this annual report, including information with respect to our plans and strategies for our business, and includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements.” In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in this annual report and others that could cause results to differ materially from those expressed in such forward-looking statements.
Overview
Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. Ternium has production facilities in Mexico, Argentina, the United States and Guatemala, as well as a network of service centers which provide it with a strong position from which to serve its core markets.
Ternium primarily sells its flat and long steel products in the regional markets of the Americas. Ternium provides specialized products and delivery services, mainly to customers in Mexico and Argentina, through its network of manufacturing facilities and service centers. We believe that Ternium is a leading supplier of flat steel products in Mexico, the leading supplier of flat steel products in Argentina, and a competitive player in the international steel market for flat and long steel products. Through its network of commercial offices in several countries in Latin America, the United States and Spain, Ternium maintains an international presence that allows it to reach customers outside its local markets, achieve improved effectiveness in the supply of its products and in the procurement of semi-finished steel, and maintain a fluid commercial relationship with its customers by providing continuous services and assistance.

Ternium’s revenues are affected by general global trends in the steel industry and more specifically by the economic conditions in the countries in which it has manufacturing operations and where its customers are located. Ternium’s revenues are also impacted by events that affect the price and availability of raw materials, energy and other inputs needed for its operations. Furthermore, due to the highly cyclical nature of the steel industry, recent results may not be indicative of future performance, and historical results may not be comparable to future results. Investors should not rely on the results of a single period, particularly a period of peak prices, as an indication of Ternium’s annual results or future performance. The variables and trends mentioned below could also affect the results of its investments in steel related companies. See Item 4. “Information on the Company—B. Business Overview—Our Business Strategy”.
Ternium’s primary source of revenue is the sale of flat and long steel products. Management expects sales of flat and long steel products to continue to be Ternium’s primary source of revenue. The global market for such steel products is highly competitive, with the primary competitive factors being price, cost, product quality and customer service. The majority of Ternium’s sales are concentrated in the Americas. Specifically, Ternium’s largest markets are Mexico and Argentina, where its main manufacturing facilities are located.
Ternium’s results are sensitive to economic activity and steel consumption. Ternium’s results of operations primarily depend on economic conditions in Mexico and Argentina and, to a lesser extent, on economic conditions in international and regional markets such as NAFTA, Mercosur and the Andean Community. Historically, annual steel consumption in the countries where Ternium operates has varied at a rate that is linked to the annual change in each country’s gross domestic product and per capita disposable income. Recently, the global economic downturn resulted in an overall decreased demand for Ternium’s products. For example, apparent consumption of finished steel products in Mexico decreased by 1% during 2007 and 4% during 2008, due to subdued industrial activity in the NAFTA region, while in Argentina it increased 3% during 2007 and 4% during 2008, reflecting a sustained activity in the construction and industrial sectors. During the fourth quarter 2008, following a steep downturn in the global economy, demand for steel products fell sharply. As a result, apparent consumption of finished steel products decreased in 2009 by 15% in Mexico and 33% in Argentina. This economic downturn has had a pronounced negative effect on Ternium’s business and results of operations. A protracted global recession or a depression would have a material adverse effect on the steel industry and Ternium.
Ternium’s results are also sensitive to prices in the international steel markets. Moreover, steel prices are volatile and are sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products. Steel prices in the international markets, which had been rising fast during the first half of 2008, fell sharply beginning in the second half of 2008 as a result of collapsing apparent demand and the resulting excess capacity in the industry. The fall in prices during this period adversely affected the results of steel producers generally, including Ternium, as a result of lower revenues and writedowns of finished steel products and raw material inventories. For example, in the second half of 2008 Ternium recorded a valuation allowance in an amount of USD200 million and in the first half of 2009 it recorded an additional valuation allowance in an amount of USD127.6 million. Beginning in the second half of 2009, steel prices in the international markets rebounded mainly as a result of the increase in the demand for steel in China and other emerging markets, and the subside of the worldwide inventory liquidation process. Although the duration and extent of this price recovery depends highly on global economic recovery, historically the length and nature of business cycles affecting the steel industry have been unpredictable. A protracted fall in steel prices would have a material adverse effect on Ternium’s results, as could price volatility.
Trends in the steel industry may also have an impact on Ternium’s results. In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially on downturn cycles, from substantial overcapacity. Currently, as a result of the economic crisis and from the increase in steel production capacity in recent years, there are signs of excess capacity in all steel markets. It is possible that the industry’s excess capacity will result in depressed margins and industry weakness. Furthermore, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and smaller competitors in the steel market today could become larger competitors in the future. Intense competition could cause Ternium to lose its share in certain markets and adversely affect its sales and revenue.

Ternium’s production costs are generally sensitive to the international prices of raw materials, slabs and energy, which reflect supply and demand factors in the global steel industry. Ternium purchases substantial quantities of raw materials (including iron ore, coal, ferroalloys and scrap) and slabs for use in the production of its steel products. The availability and price of these and other inputs vary, sometimes significantly, according to general market and economic conditions. In addition to raw materials and slabs, natural gas and electricity are both important components of Ternium’s cost structure. Ternium generally purchases these inputs at market or market based prices; accordingly, price fluctuations in these inputs necessarily impact Ternium’s production costs.
Ternium’s export revenues could be affected by trade restrictions and its domestic revenues could be affected by unfair competition from imports. During 2001, a period of strong oversupply, several anti-dumping measures were imposed in several countries in which Ternium operates (including Mexico and Argentina) to prevent foreign steel producers from dumping certain steel products in local markets. The recovery in global economic conditions since 2003 and strong Chinese demand reduced the previously strong competition in the international exports markets and, consequently, several countries reduced or eliminated protective measures established in prior years. However, a number of trade restrictions, both in Ternium’s local and export markets, remain in place. In the face of a protacted period of oversupply, countries may reestablish antidumping duties and/or other safeguards to protect their domestic markets. Ternium’s ability to profitably access the export markets may be adversely affected by trade restrictions, including antidumping duties and countervailing measures, in those markets. In addition, Ternium’s ability to sell its products in its principal markets could be affected by unfair competition from imports of steel products if applicable trade regulations are not in force.
Prevailing exchange rates have had an impact on Ternium’s results in the past and could impact results again in the future. In accordance with IFRS, Ternium’s subsidiaries in Mexico and Argentina prepare financial statements in their local currencies and record foreign exchange results on their net non-local currency positions when their local currencies revaluate or devaluate to other currencies. Accordingly, fluctuations in the local currencies against the U.S. Dollar have had, and may also have in the future, an impact on Ternium’s results. In 2008, net foreign exchange result was a loss of USD632.7 million, which was primarily due to the impact of the Mexican peso’s 25% devaluation on Ternium Mexico’s U.S. dollar denominated debt. This non-cash result when measured in U.S. dollars was offset by changes in Ternium’s net equity position in the currency translation adjustment, or CTA, line, as the value of Ternium Mexico’s U.S. dollar-denominated debt was not affected by the Mexican peso fluctuation when stated in U.S. dollar terms in Ternium’s consolidated financial statements.
Our 2009 results and cash flows reflect the impact of a variety of initiatives aimed at mitigating the effects of the global economic downturn. The decrease in apparent steel demand in Ternium’s markets forced us to reduce capacity utilization rates at our facilities. We made adjustments to our production configuration taking into consideration, among other factors, market demand, inventory resizing goals and cost. We were able to operate our crude steel production facilities at relatively high utilization rates in 2009 and substantially reduced our third-party purchases of slabs. In addition, we reduced labor shifts at many of our production lines, supplementing these measures with the downsizing of corporate and other staff, and other company-wide cost cutting initiatives. In 2009, we faced no financial constraints in spite of the worldwide financial crisis. In addition to the year’s operating income contribution in the reduction of our net debt, we freed substantial cash flows as a result of our inventory reduction program. Furthermore, we reassessed, early in the year, our entire short-to medium-term capital expenditure plans and slowed down or suspended major capital expenditure projects to strengthen our balance sheet. Through these initiatives, we managed to significantly mitigate the impact of the global crisis on our margins.
Ternium’s cash flows for 2009 and 2010 are strongly affected by the non-recurring payments received or to be received in connection with the transfer of our interest in Sidor to Venezuela. On May 7, 2009, we completed the transfer of our entire 59.7% interest in Sidor to CVG. Ternium agreed to receive an aggregate amount of USD1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD400 million in cash at closing, and the balance was divided in two tranches: the first tranche of USD945 million is being paid in six equal quarterly installments, while the second tranche is due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. Payments from CVG aggregated USD954 million in 2009 and USD563 million in 2010 through the date of this annual report. The outstanding principal amount of the receivables with CVG is currently USD458 million.

Critical Accounting Estimates
This discussion of our operating and financial review and prospects is based on our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with IFRS. The use of IFRS has an impact on our critical accounting policies and estimates.
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
Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets
As permitted under IFRS 1—“First Time Adoption of IFRS”, management has elected to use the fair value of its property, plant and equipment as at January 1, 2003, as its “deemed cost”. In determining useful lives and impairment estimates, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels; and (iv) estimating expectancy, all of which were used in determining useful lives and impairment estimates. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Impairments may result from, among other factors, changes in usage level and maintenance capital expenditure policies, obsolescence and external factors (including increases in input prices that would affect the profitability of the selected fixed assets). Any such impairment charges could have a material adverse effect on Ternium’s results of operations, financial condition and net worth. Under IFRS, assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the present value of estimated future cash flows. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). Management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.
At December 31, 2009, an impairment loss over the intangible asset booked in connection with the slab purchase agreement with Corus was recorded for the amount of USD27 million. For more information see Item 8. “Financial Information—A. Consolidated Statements and other Financial Information. — Legal Proceedings” and note 27 to our consolidated financial statements included elsewhere in this annual report.
No other impairment losses were recorded from the impairment tests performed.
Impairment and recoverability of goodwill and other assets
Assessment of the recoverability of the carrying value of goodwill and other assets require significant judgment. We evaluate goodwill allocated to the operating units for impairment on an annual basis.
Goodwill is tested at the level of the cash generating units, or CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the discounted cash flow method. In order to perform the test, we use projections for the next five years based on past performance and expectations of market development. After the fifth year a perpetuity rate with no grow up increase is utilized. The discount rates used for these tests are based on our weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Discount rate used at December 31, 2009, was 11.8%.

The impairment tests performed as of December 31, 2009, resulted in no impairment charge.
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
Management specifically analyzes accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.
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
Allowance for Obsolescence of Supplies and Spare Parts, Inventory’s Net Realizable Value and Slow-Moving Inventory
Management assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.
Ternium establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management’s analysis of their aging. In connection with supplies and spare parts the calculation is based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological change.
As of December 31, 2008 the allowance for net realizable value totaled USD160.9 million. That allowance amount was applied, in its entirety, against sales of inventories in fiscal year 2009 and, accordingly, there was no allowance for net realizable value as of December 31, 2009. The allowance for obsolescence as of December 31, 2009 and December 31, 2008 amounted to USD58.2 million and USD124.9 million, respectively.
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
With respect to the loss contingencies described in our financial statements, we do not expect to incur any losses exceeding the amounts accrued as of December 31, 2009, that would be material relative to our consolidated financial position, results of operations or liquidity as of such date. However, if reserves prove to be inadequate and we incur a charge to earnings, such charge could have a material adverse effect on our results of operations, financial condition and net worth.
Valuation Allowance of Deferred Tax Assets
Management calculates current and deferred income taxes according to the tax laws applicable to our subsidiaries in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the financial statements are issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. When assessing the recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on those estimates, management did not record a valuation allowance at December 31, 2009.
Although we believe our estimates are appropriate, significant differences in actual performance of the asset or group of assets may materially affect our asset values and results of operation.
Sidor Financial Asset
As further described in Note 29 to our audited consolidated financial statements included elsewhere in this annual report, on May 7, 2009, Ternium reached an agreement with CVG for the transfer of its entire 59.7% interest in Sidor in exchange for an aggregate amount of USD1.97 billion, out of which USD400 million were paid in cash on that date. The initial measurement of the outstanding receivable was performed on the basis of its discounted amount using an annual discount rate of 14.36%. Subsequently, this receivable was valued at its amortized cost using the effective interest rate.We believe that the most significant estimate used in the valuation of the Sidor financial asset was the determination of the discount rate used to discount future cash flows.
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

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	2009	2008	2007	2006	2005 (1)
Selected consolidated income statement data

Continuing operations
Net sales	4,958,983	8,464,885	5,633,366	4,484,918	2,690,450
Cost of sales	(4,110,370)	(6,128,027)	(4,287,671)	(3,107,629)	(1,787,848)

Gross profit	848,613	2,336,858	1,345,695	1,377,289	902,602
Selling, general and administrative expenses	(531,530)	(669,473)	(517,433)	(370,727)	(243,993)
Other operating (expenses) income, net	(20,700)	8,662	8,514	(4,739)	(57,338)

Operating income	296,383	1,676,047	836,776	1,001,823	601,271

Interest expense	(105,810)	(136,111)	(133,109)	(96,814)	(60,686)
Interest income	21,141	32,178	41,613	33,903	17,786
Interest income — Sidor financial asset	135,952	—	—	—	—
Other financial income (expenses), net	81,639	(693,192)	(38,498)	(40,432)	33,514
Equity in earnings of associated companies	1,110	1,851	434	671	153

Income before income tax expense	430,415	880,773	707,216	899,151	592,038

Current and deferred income tax expense	(91,314)	(258,969)	(291,345)	(353,044)	(233,113)
Reversal of deferred statutory profit sharing	—	96,265	—	—	—

Income from continuing operations	339,101	718,069	415,871	546,107	358,925
Discontinued operations
Income from discontinued operations	428,023	157,095	579,925	444,468	715,900

Net income for the year (2)	767,124	875,164	995,796	990,575	1,074,825

Attributable to:
Equity holders of the Company	717,400	715,418	784,490	795,424	706,418
Minority interest	49,724	159,746	211,306	195,151	368,407
	767,124	875,164	995,796	990,575	1,074,825

Depreciation and amortization	385,105	413,541	355,271	251,371	160,145
Weighted average number of shares outstanding (4)	2,004,743,442	2,004,743,442	2,004,743,442	1,936,833,060	1,209,476,609
Basic earnings per share (expressed in USD per share) for profit: (2) (3) (4)
From continuing operations attributable to the equity holders of the Company	0.15	0.27	0.15	0.20	0.15
From discontinued operations attributable to the equity holders of the Company	0.21	0.09	0.24	0.21	0.43
For the year attributable to the equity holders of the Company	0.36	0.36	0.39	0.41	0.58
Dividends per share declared	0.05	—	0.05	0.05	—

(1)	Combined consolidated financial information on the basis of common control.

(2)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement includes the portion attributable to minority interest. Basic earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.

(3)	Diluted earnings per share (expressed in USD per share), equals basic earnings per share in 2009, 2008, 2007 and 2006. In 2005, diluted earnings per share were USD0.54, including USD0.14 from continuing operations and USD0.39 from discontinued operations. Diluted earnings per share have been calculated giving effect to the conversion of certain subordinated convertible loans.

(4)	In October 2005, Usiminas exchanged its 5.3% equity interest in Siderar, its 16.6% equity interest in Amazonia and its 19.1% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange, capital increased to USD1,396.6 million, represented by 1,396,551,886 shares of USD1.00 nominal value each. Pursuant to provisions contained in certain subordinated convertible loan agreements, on February 6, 2006, the Company exchanged such subordinated convertible loans (including interest accrued thereon through January 31, 2006) for Company shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares to a wholly-owned subsidiary of San Faustín on February 9, 2006. As provided in a certain corporate reorganization agreement, on February 9, 2006, after the settlement of the Company’s initial public offering, a wholly-owned subsidiary of San Faustín contributed all of its assets and liabilities to the Company in exchange for 959,482,775 newly-issued shares of the Company, which contribution included, among other items, the San Faustín subsidiary’s right to receive 302,962,261 new shares of the Company in connection with the conversion of the subordinated convertible loans described above, and 374,272,579 existing shares of the Company then held by such San Faustín subsidiary that were cancelled upon receipt by the Company. In connection with the over-allotment option granted to the underwriters of the Company’s initial public offering, on March 1, 2006, the Company issued 22,981,360 new shares. Upon consummation of the transactions discussed above, as of December 31, 2006, the capital of the Company was increased to USD2,004.7 million, represented by 2,004,743,442 shares, each having a nominal value of USD1.00. For fiscal years 2009, 2008, 2007, 2006 and 2005, the weighted average of shares outstanding totaled 2,004,743,442, 2,004,743,442, 2,004,743,442, 1,936,833,060 and 1,209,476,609 shares, respectively.

In thousands of U.S. dollars	At December 31,
(except number of shares and per share data)	2009	2008	2007	2006	2005 (1)
Selected consolidated balance sheet data

Non-current assets	5,250,135	5,491,408	8,553,123	6,029,383	6,029,823
Property, plant and equipment, net	4,040,415	4,212,313	6,776,630	5,335,030	5,377,831
Other non-current assets (2)	1,209,720	1,279,095	1,776,493	694,353	651,992
Current assets	5,042,538	5,179,839	5,095,959	2,628,870	2,518,958
Cash and cash equivalents	2,095,798	1,065,552	1,125,830	643,291	765,506
Other current assets	2,937,494	4,108,954	3,200,987	1,978,537	1,750,292
Non-current assets classified as held for sale	9,246	5,333	769,142	7,042	3,160

Total assets	10,292,673	10,671,247	13,649,082	8,658,253	8,548,781

Capital and reserve attributable to equity holders (3)	5,296,342	4,597,370	4,452,680	3,757,558	1,842,454
Minority interest	964,897	964,094	1,805,243	1,626,119	1,633,881

Non-current liabilities	2,872,667	3,374,964	5,401,549	1,867,892	3,683,755
Borrowings	1,787,204	2,325,867	3,676,072	546,601	2,396,807
Deferred income tax	857,297	810,160	1,327,768	982,091	1,047,038
Other non-current liabilities	228,166	238,937	397,709	339,200	239,910

Current liabilities	1,158,767	1,734,819	1,989,610	1,406,684	1,388,691
Borrowings	539,525	941,460	406,239	507,241	510,820
Other current liabilities	619,242	793,359	1,369,608	899,443	877,871
Liabilities directly associated with non-current assets held for sale	—	—	213,763	—	—

Total liabilities	4,031,434	5,109,783	7,391,159	3,274,576	5,072,446
Total equity and liabilities	10,292,673	10,671,247	13,649,082	8,658,253	8,548,781

Number of shares outstanding (4)	2,004,743,442	2,004,743,442	2,004,743,442	2,004,743,442	1,396,551,886

(1)	Combined consolidated financial information on the basis of common control.

(2)	As of December 31, 2009, 2008, 2007, 2006 and 2005, includes goodwill related to the acquisition of our Mexican subsidiaries for a total amount of USD708.6, USD683.7, USD850.7, USD397.9 million and USD399.7 million, respectively.

(3)	The Company’s common stock as of December 31, 2009, 2008, 2007, 2006 and 2005 was represented by 2,004,743,442, 2,004,743,442, 2,004,743,442, 2,004,743,442 and 1,396,551,886 shares, par value USD1.00 per share, for a total amount of USD2,004.7 million, USD2,004.7 million, USD2,004.7 million, USD2,004.7 million and USD1,396.6 million.

(4)	After the completion of the Company’s initial public offering, the conversion of certain subordinated convertible loans, the exercise of the over-allotment option granted to the underwriters of the initial public offering and the consummation of the transactions contemplated in a corporate reorganization agreement, as of December 31, 2006, the capital was increased to USD2,004.7 million, represented by 2,004,743,442 shares, each having a nominal value of USD1.00.

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the years indicated:

	For the year ended December 31,
Percentage of net sales	2009	2008	2007	2006	2005

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(82.9)%	(72.4)%	(76.1)%	(69.3)%	(66.5)%

Gross profit	17.1%	27.6%	23.9%	30.7%	33.5%
Selling, general and administrative expenses	(10.7)%	(7.9)%	(9.2)%	(8.3)%	(9.1)%
Other operating (expenses) income, net	(0.4)%	0.1%	0.2%	(0.1)%	(2.1)%

Operating income	6.0%	19.8%	14.9%	22.3%	22.3%

Interest expense	(2.1)%	(1.6)%	(2.4)%	(2.2)%	(2.3)%
Interest income	0.4%	0.4%	0.7%	0.8%	0.7%
Interest income — Sidor financial asset	2.7%	—	—	—	—
Other financial income (expense), net	1.6%	(8.2)%	(0.7)%	(0.9)%	1.2%
Equity in earnings of associated companies	0.0%	0.0%	0.0%	0.0%	0.0%

Income before income tax expense	8.7%	10.4%	12.6%	20.0%	22.0%
Income tax expense	(1.8)%	(1.9)%	(5.3)%	(7.8)%	(8.7)%

Income from continuing operations	6.8%	8.5%	7.4%	12.2%	13.3%
Discontinued Operations
Income from discontinued operations	8.6%	1.9%	10.3%	9.9%	26.6%

Net income for the year	15.5%	10.3%	17.7%	22.1%	39.9%

Attributable to:
Equity holders of the Company	14.5%	8.5%	13.9%	17.7%	26.3%
Minority interest	1.0%	1.9%	3.8%	4.4%	13.7%

Fiscal Year Ended December 31, 2009 compared to Fiscal Year Ended December 31, 2008
Overview
Ternium’s operating income in 2009 was USD296.4 million, an 82.3% decrease from operating income of USD1.7 billion in 2008. This USD1.4 billion decrease is attributable to a sharp decline in demand in the main steel consumer sectors of Ternium’s core markets during the second half of 2008, due to the global economic downturn, which led to lower shipments and steel prices in 2009. Even though the level of shipments began to improve gradually in the second half of the year, Ternium’s total shipments decreased by 1.2 million tons in 2009 as compared to 2008, and revenue per ton decreased by USD329, leading to a 41.4% drop in net sales, which was partially offset by a USD164 decrease in operating cost per ton.
Net income during 2009 was USD767.1 million, compared to USD875.2 million in 2008. The USD108.0 million decrease in net income was attributable to the USD1.4 billion decrease in operating income mentioned above, which was partially offset by the following:
•	a USD715.8 million increase in non-cash net foreign exchange results, which was offset by changes in Ternium’s net equity position in the currency translation adjustments line, and
•	a USD564.0 million gain related to the transfer of the Sidor shares to Venezuela.
Sidor’s results for the period January 1 through March 31, 2008, are presented as discontinued operations as a result of our investment in Sidor being classified as an available-for-sale financial asset as of April 1, 2008.

Net Sales
Net sales for 2009 decreased 41.4% to USD5.0 billion compared to 2008. Net sales decreased due to lower shipments and lower revenue per ton. Shipments of flat and long products were 6.4 million tons during 2009, a decrease of 15.7% compared to 2008, as a result of lower activity levels in Ternium’s core markets following the global economic downturn. Revenue per ton shipped was USD758 in 2009, decreasing 30.3% when compared to 2008, mainly as a result of lower prices in all of Ternium’s markets.
The following table shows Ternium’s total consolidated net sales by product and geographical region for the years ended December 31, 2009 and 2008:

	For the year ended December 31,
In millions of U.S. dollars	2009	2008
Flat Steel Product Sales

South and Central America	1,717.1	2,782.5
North America	2,371.9	4,294.7
Europe and Other	161.0	47.5

Total Flat Steel Products Sales	4,250.0	7,124.7

Long Steel Product Sales

South and Central America	57.3	274.4
North America	512.0	791.8
Europe and Other	3.5	8.9

Total Long Steel Product Sales	572.9	1,075.1

Total Other Product Sales (1)	136.1	265.1

Total Sales	4,959.0	8,464.9

(1)	The item “Total Other Product Sales” includes mainly sales of iron ore, pig iron and pre-engineered metal buildings.
Sales of flat steel products during 2009 were USD4.3 billion, decreasing 40.4% compared to 2008. Net sales decreased as a result of lower sales volume and revenue per ton. Shipments of flat steel products were 5.3 million tons in 2009, registering a decrease of 16.1% compared with 2008, mainly due to lower shipments in the South and Central America and the North America regions, partially offset by higher shipments in the Europe and Other region. Revenue per ton in 2009 was USD801, decreasing 28.9% when compared to 2008, as a result of lower steel prices.
Sales of long products were USD572.9 million during 2009, decreasing 46.7% compared to 2008 due to lower revenue per ton and sales volume. Revenue per ton was USD543 in 2009, a decrease of 38.6% compared to 2008 as a result of lower prices. Shipments of long products were 1.1 million tons in 2009, registering a 13.3% decrease versus 2008, mainly due to lower billet shipments in the South and Central America region partially offset by higher bar shipments in the North America region.
Sales of other products decreased to USD136.1 million during 2009, compared to USD265.1 million during 2008. The decrease was mainly driven by lower iron ore shipments and prices and lower sales of pre-engineered metal buildings.

Sales Volume
The following table shows our sales volume by product and market for the years ended December 31, 2009 and 2008:

In thousands of tons	For the year ended December 31,
(unaudited)	2009	2008
Flat Steel Product Sales Volume

South and Central America	1,903.6	2,604.2
North America	3,114.5	3,666.1
Europe and Other	287.0	55.2

Total Flat Steel Product Sales Volume	5,305.2	6,325.5

Long Steel Product Sales Volume

South and Central America	118.4	302.5
North America	931.2	901.3
Europe and Other	6.1	13.3

Total Long Steel Product Sales Volume	1,055.6	1,217.2

Total Sales Volume (1)	6,360.8	7,542.7

(1)	The “Total Sales Volume” does not include the tons related to “Other Product Sales”.
Total sales volume decreased by 15.7%, from 7.5 million tons in 2008 to 6.4 million tons in 2009. Net sales in 2009 decreased 30.4% in the South and Central America region and 11.4% in the North America region. The global economic downturn led to a sharp decline in demand in the main steel consumer sectors of Ternium’s core markets during the second half of 2008, resulting in subdued shipments levels in 2009. Shipments began to improve gradually only in the second half of the year.
In 2009, flat steel product sales volume decreased by 16.1% year-over-year to 5.3 million tons, from 6.3 million tons in 2008 due to the mentioned decrease in demand. Sales in the South and Central America region decreased by 700,600 tons, or 26.9%, from 2.6 million tons in 2008 to 1.9 million tons in 2008. Sales in the North America region decreased by 15.0% year-over-year in 2009 to 3.1 million tons, from 3.7 million tons in 2008. Sales to Europe and other markets increased by 231,800 tons, from 55,200 tons in 2008 to 287,000 tons in 2009.
In 2009, long steel product sales volume decreased by 13.3% to 1.1 million tons, from 1.2 million tons in 2008. Sales in the South and Central America region decreased by 184,100 tons, or 60.9%, from 302,500 tons in 2008 to 118,400 tons in 2009, mainly as a consequence of lower billet shipments to the region. Sales in the North America region increased by 29,900 tons, or 3.3%, from 901,300 tons in 2008 to 931,200 tons in 2009, mainly as a result of higher bar shipments year-over-year in 2009.
The following table shows the percentage of market distribution of Ternium’s total sales by region for the years ended December 31, 2009 and 2008:

	For the year ended December 31,
Percentage of total sales	2009	2008
South and Central America	31.8%	38.5%
North America	63.6%	60.6%
Europe and Other	4.6%	0.9%

	100.0%	100.0%

Sales prices
Revenue per ton of flat steel products decreased by 28.9% to USD801.1 in 2009, from USD1,126.3 in 2008. Revenue per ton of long steel products decreased by 38.6% to USD542.7 in 2009, from USD883.3 in 2008. During 2009, steel prices decreased year-over-year in Ternium’s core markets as a result of the effect of the global economic downturn.
Cost of sales
Cost of sales was USD4.1 billion in 2009 compared to USD6.1 billion in 2008. Cost of sales decreased as a result of lower level of shipments and lower cost per ton. Cost per ton decreased year-over-year mainly as a result of lower costs for third-party steel, raw materials, energy, labor and services, as well as on account of the impact on costs of the Mexican peso’s and Argentine peso’s devaluation versus the U.S. dollar and the initiatives Ternium launched to mitigate the global economic downturn.
Energy prices for our operations in Mexico, mainly natural gas and electricity, decreased significantly year-over-year in 2009, following the trend in the U.S. energy markets. Energy prices for our operations in Argentina, mainly coal, petroleum coke and to a lesser extent natural gas, overall decreased as well in 2009, due to lower contract prices for coal and petroleum coke, partially offset by higher natural gas prices. Our operations in Argentina are less exposed to electricity prices as they have self-generating capabilities for a large share of their consumption.
Average cost of sales per ton of flat steel products decreased by 17.5%, from USD831 in 2008 to USD685.2 in 2009, largely due to the mentioned year-over-year decrease in raw materials and input costs, as well as on account of the impact on costs of the Mexican peso’s and Argentine peso’s devaluation versus the U.S. dollar and the initiatives Ternium launched to mitigate the global economic downturn. The average cost of sales per ton of long steel products decreased 38.1%, from USD601.7 in 2008 to USD372.3 in 2009, due to similar reasons.
Cost of sales, expressed as a percentage of net sales, increased to 82.9% during 2009, compared to 72.4% in 2008. The increase was due to the fact that cost decreases year-over-year in 2009 were more than offset by sales price decreases.
Selling, general and administrative expenses
Selling, general and administrative (SG&A) expenses in 2009 were USD531.5 million, or 10.7% of net sales, compared with USD669.5 million, or 7.9% of net sales, in 2008. The decrease in SG&A was due mainly to Ternium’s cost reduction efforts in response to the economic downturn, as well as on account of lower freight volumes, tax charges and the impact on costs of the Mexican peso’s and Argentine peso’s devaluation versus the U.S. dollar.
Other operating (expenses) income, net
Net other operating expenses in 2009 were USD20.7 million, compared with net other operating income of USD8.7 million in 2008. The year-over-year difference was mainly due to a USD27.0 million full impairment of the remaining intangible asset value of a contract related to the purchase of steel slabs from Corus Teeside facility. For more information, see note 27 to our audited consolidated financial statements included elsewhere in this annual report and Item 8. “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings-Corus arbitration proceedings.”
Operating income
Operating income in 2009 was USD296.4 million, or 6.0% of net sales, compared with USD1.7 billion, or 19.8.% of net sales, in 2008. Such major variation was mainly due to lower sales prices and volumes, partially offset by lower costs of sales.

Net financial results
Net financial income was USD132.9 million in 2009, compared with a net financial expense of USD797.1 million in 2008. The increase was mainly due to:
•	an increase of USD715.8 million in net foreign exchange results, mainly related to the impact of the Mexican peso’s 4% revaluation in 2009 and 25% devaluation in 2008, respectively, on Ternium’s Mexican subsidiary’s U.S. dollar-denominated debt. These results are non-cash when measured in U.S. dollars and are offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s U.S. dollar denominated debt is not altered by the Mexican peso fluctuation when stated in U.S. dollars in Ternium’s consolidated financial statements. In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican pesos and registers foreign exchange results on its net non-Mexican pesos positions when the Mexican peso revaluates or devaluates to other currencies;
•	USD136 million on interest income on the Sidor financial asset in 2009, attributable to the Sidor financial asset in connection with the transfer of the Sidor shares to Venezuela on May 7, 2009;
•	a USD10.6 million gain in 2009, compared to a USD32.5 million loss in 2008, related to certain derivative instruments entered into primarily to mitigate the effect of interest rate and currency fluctuations; and
•	a decrease of USD19.3 million in net interest expense, to USD84.7 million in 2009, due to lower indebtedness as a result of amortizations of debt and lower interest rates.
Equity in earnings (losses) of associated companies
Ternium’s share in the results of associated companies (mainly Exiros) during 2009 was a gain of USD1.1 million, compared to a gain of USD1.9 million in 2008.
Income tax expense
For 2009, Ternium recorded an income tax expense of USD91.3 million (or 21.2% of income before income tax, discontinued operations and minority interest), compared to USD259.0 million (or 29.4% of income before income tax, discontinued operations and minority interest), in 2008. This improvement in our effective tax rate is primarily attributable to the recognition in 2009 of a USD35.4 million gain upon the resolution in favor of Ternium of a tax controversy in Mexico. In addition, in 2008 Ternium recorded a non-recurring income tax gain in an amount of USD96.3 million upon the reversal of a deferred statutory profit sharing liability relating to Hylsa’s employees.1
Net result of discontinued operations
Net result of discontinued operations in 2009 was an after-tax gain of USD428.0 million, related to the transfer of the Sidor shares to Venezuela on May 7, 2009. In 2008, the net result of discontinued operations comprised an after-tax gain of USD59.6 million related to Sidor’s operations prior to its nationalization and an after-tax gain of USD97.5 million from the sale of non-core US assets during the first quarter 2008.
Net income attributable to minority interest
Net income attributable to minority interest for the fiscal year ended December 31, 2009 was USD49.7 million, compared to USD159.7 million in 2008. The decrease was mainly attributable to Siderar’s lower net income.

[1]	Under Mexican law, Ternium’s subsidiaries are required to pay their employees an annual benefit calculated as a percentage of taxable profit for the year. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, Ternium accounts for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax. On March 31, 2008, Hylsa engaged in a corporate reorganization, as part of which all of Hylsa’s employees were transferred to the payroll of a company expected to generate non-significant taxable income and non-significant temporary differences, with Hylsa agreeing to pay its employees a bonus salary to be calculated on the basis of agreed-upon criteria. Accordingly, during the year ended December 31, 2008, Ternium reversed the outstanding balance of the deferred tax liability recorded in connection with the statutory profit sharing as of December 31, 2007 (amounting to USD96 million) and disclosed the related gain as an income tax gain.

Fiscal Year Ended December 31, 2008 compared to Fiscal Year Ended December 31, 2007
Our results for the year ended December 31, 2008 varied significantly from the results for the year ended December 31, 2007, primarily as a result of (i) Grupo Imsa’s results being consolidated for the entire 2008 (as opposed to the period from July 26, 2007 through the end of that year) and (ii) Sidor’s results no longer being recognized as from April 1, 2008. Sidor’s results during each period prior to April 1, 2008 are presented as discontinued operations as a result of the investment in Sidor being classified as an available-for-sale financial asset as of such date.
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
Net Sales
Net sales increased 50.3% in 2008 to USD8,464.9 million—from USD5,633.4 million in 2007—primarily as a result of the consolidation of Grupo Imsa for the entire year. Excluding the effect of the consolidation of Grupo Imsa, net sales increased in 2008 due to higher revenue per ton. Shipments of flat and long products were 7.5 million tons during 2008, an increase of 8.1% compared to shipment levels in 2007, mainly due to the consolidation of Grupo Imsa and higher shipment levels in the South and Central America region. Revenue per ton shipped was USD1,087 in 2008, an increase of 37.9% when compared to 2007, mainly as a result of higher prices and the consolidation of Grupo Imsa’s higher value added product mix.

The following table shows Ternium’s total consolidated net sales by product and geographical region for the years ended December 31, 2008 and 2007:

	For the year ended December 31,
In millions of U.S. dollars	2008	2007
Flat Steel Product Sales

South and Central America	2,782.5	2,037.0
North America	4,294.7	2,571.8
Europe and Other	47.5	123.0

Total Flat Steel Products Sales	7,124.7	4,731.7

Long Steel Product Sales

South and Central America	274.4	70.0
North America	791.8	696.0
Europe and Other	8.9	6.9

Total Long Steel Product Sales	1,075.1	772.8

Total Other Product Sales (1)	265.1	128.8

Total Sales	8,464.9	5,633.4

(1)	The item “Total Other Product Sales” includes mainly sales of iron ore, pig iron and pre-engineered metal buildings.
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

Sales Volume
The following table shows our sales volume by product and market for the years ended December 31, 2008 and 2007:

In thousand of tons	For the year ended December 31,
(unaudited)	2008	2007
Flat Steel Product Sales Volume

South and Central America	2,604.2	2,499.1
North America	3,666.1	3,034.9
Europe and Other	55.2	184.9

Total Flat Steel Product Sales Volume	6,325.5	5,718.9

Long Steel Product Sales Volume

South and Central America	302.5	132.8
North America	901.3	1,113.4
Europe and Other	13.3	15.0

Total Long Steel Product Sales Volume	1,217.2	1,261.2

Total Sales Volume (1)	7,542.7	6,980.1

(1)	The “Total Sales Volume” does not include the tons related to “Other Product sales”.
Total sales volume increased by 8.1%, from 6,980.1 thousand tons in 2007 to 7,542.7 thousand tons in 2008. Net sales went up in 2008 due to an increase of 10.4% in sales in the South and Central America region driven by good economic performance in our main markets; and an increase of 10.1% in sales in the North America region due to the effect of the consolidation of Grupo Imsa for the entire year, partially offset by declining activity in our main markets in the region. Steel consumption in the North America region decreased 7% during 2008, mainly due to softening activity in Mexico and the United States, and a de-stocking process that took place towards the end of the year.
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
Average cost of sales per ton of flat steel products increased by 30.8%, from USD635.3 per ton in 2007 to USD831.0 per ton in 2008, largely due to additional processing cost associated with Grupo Imsa’s richer product mix and also to higher overall costs for third party steel, raw materials, energy, freight, labor and services and a USD200.0 million write-down of Ternium’s inventory primarily related to purchased slabs. The average cost of sales per ton of long steel products increased by 30.6%, from USD460.8 in 2007 to USD601.7 in 2008, due mainly to the same reasons.
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
Net financial results
Net financial results resulted in a net financial loss of USD797.1 million in 2008, compared to a net financial loss of USD130.0 million in 2007. The increase was mainly due to:
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
Income tax expense
For 2008, Ternium recorded an income tax expense of USD259.0 million (or 29.4% of income before income tax, discontinued operations and minority interest), compared to an income tax expense of USD291.3 million (or 41.2% of income before income tax, discontinued operations and minority interest) for the fiscal year ended December 31, 2007. The decrease in income tax expense for the year is due mainly to lower taxes at our Mexican subsidiary, partially offset by higher income taxes at our Argentine subsidiary.
In addition, in 2008 Ternium recorded a non-recurring income tax gain in an amount of USD96.3 million upon the reversal of a deferred statutory profit sharing liability relating to Hylsa’s employees2
Net result of discontinued operations
Net result of discontinued operations in 2008 comprised an after-tax gain of USD59.6 million related to Sidor’s operations prior to its nationalization and an after-tax gain of USD97.5 million from the sale of non-core U.S. assets during the first quarter 2008. Net result of discontinued operations in 2007 was an after tax gain of USD579.9 million, mainly related to Sidor’s operations.

[2]	Under Mexican law, Ternium’s subsidiaries are required to pay their employees an annual benefit calculated as a percentage of taxable profit for the year. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, Ternium accounts for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax. On March 31, 2008, Hylsa engaged in a corporate reorganization, as part of which all of Hylsa’s employees were transferred to the payroll of a company expected to generate non-significant taxable income and non-significant temporary differences, with Hylsa agreeing to pay its employees a bonus salary to be calculated on the basis of agreed-upon criteria. Accordingly, during the year ended December 31, 2008, Ternium reversed the outstanding balance of the deferred tax liability recorded in connection with the statutory profit sharing as of December 31, 2007 (amounting to USD96 million) and disclosed the related gain as an income tax gain.

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
We obtain funds from our operations and from short-term as well as long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements and acquisitions (for further information on capital expenditures see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program”). Also, during fiscal year 2009, we had cash inflows of USD954 million in connection with payments for the sale of our participation in Sidor. For more information on the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.” We hold money market investments, time deposits and variable-rate or fixed-rate securities from investment grade issuers. During 2009, we significantly decreased our financial indebtedness, from USD3.3 billion at the end of 2008 to USD2.3 billion at the end of 2009, using primarily cash provided by operating activities.
Management believes that funds from operations will be sufficient to satisfy our current working capital needs, finance our current capital expenditures and service our debt in the foreseeable future. Although Ternium believes it has access to the credit markets, it has not negotiated additional credit facilities. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.
The following table shows the changes in our cash and cash equivalents, excluding funds placed in trust, for each of the periods indicated below:

	For the year ended December 31,
In thousands of U.S. dollars	2009	2008	2007

Net cash provided by operating activities	1,161,758	517,513	936,418
Net cash provided by (used in) investing activities	791,233	350,530	(1,802,317)
Net cash provided by (used in) financing activities	(922,588)	(752,909)	1,359,046

Increase in cash and cash equivalents	1,030,403	115,134	493,147
Effect of exchange rate changes	(157)	(17,518)	(258)
Cash and cash equivalents at the beginning of the year	1,065,552	1,125,830	632,941
Cash and cash equivalents of discontinued operations at March 31, 2008		(157,894)

Cash and cash equivalents at the end of the year	2,095,798	1,065,552	1,125,830

Fiscal Year Ended December 31, 2009 compared to Fiscal Year Ended December 31, 2008
Overview
During 2009, Ternium’s primary source of funding was net cash provided by operating and investing activities.
Cash and cash equivalents as of December 31, 2009 were USD2.1 billion, a USD1.0 billion (96.7%) increase from USD1.1 billion at the end of the previous year. This increase is mainly attributable to net cash provided by operating activities of USD1.2 billion and net cash provided by investing activities of USD791.2 million, partially offset by cash used in financing activities.
In addition to cash and cash equivalents, as of December 31, 2009, we held other current investments totaling USD46.8 million.
Operating activities
Net cash provided by operating activities was USD1.2 billion in 2009 compared to USD517.5 million in 2008, an increase of USD644.2 million year-over-year. The main reasons for the variation in operating cash flow were:
•	a decrease in working capital of USD635.2 million in 2009, compared to an increase in working capital of USD1.1 million in 2008 (see below);
partially offset by
•	A decrease in net income from continuing operations of USD379.0 million;
•	Net foreign exchange results and others gain of USD53.6 million in 2009, compared to net foreign exchange results and others loss of USD629.5 million in 2008; and
•	Net interest income related to the Sidor financial asset of USD136 million in 2009.
The significant variation in our working capital during 2009, as indicated above, was attributable to:
•	a decrease in trade and other receivables of USD308.9 million in 2009, mainly due to lower export volumes and steel prices during the fourth quarter 2009 compared to the fourth quarter 2008; and
•	a decrease of USD429.1 million in inventory, mainly as a result of lower costs as well as a lower volume of finished goods, goods in process and raw materials (as shown in the table below).

	Change
	(in millions of USD)
	Price (1)	Volume	Total
Finished Goods	(65.0)	(43.6)	(108.6)
Goods in process	(156.9)	74.4	(82.5)
Raw materials, supplies and allowances	(213.9)	(24.0)	(238.0)

Total	(435.9)	6.8	(429.1) (1)

(1)	This amount was partially offset by a USD158.0 million write-down for net realizable value of inventory.
The above was partially offset by an aggregate decrease in accounts payable and other liabilities of USD102.9 million, mainly due to lower social security and other labor related debts and lower capital expenditures during the fourth quarter 2009 compared to the fourth quarter 2008.
Lower costs and inventory volume of finished goods, goods in process and raw materials in 2009 were primarily attributable to lower input prices and decreased demand during the year. In particular, in the last quarter of 2008, generally as a result of the global crisis, demand decreased substantially in Ternium’s markets. In that context, Ternium began to implement a de-stocking process, with inventory levels decreasing mainly during the first half 2009.

Investing activities
Net cash provided by investing activities in 2009 was USD791.2 million, compared to USD350.5 million in 2008. This variation was primarily attributable to the following events and factors:
•	the proceeds from the Sidor financial asset of USD953.6 million in 2009;
•	a decrease of USD379.3 million in capital expenditures (from USD587.9 million in 2008 to USD208.6 million in 2009);
•	the proceeds from the sale of certain non-core U.S. assets in 2008, amounting to USD718.6 million; and
•	the cash generated by discontinued operations, mainly Sidor, of USD242.4 million in 2008.
Financing activities
Net cash used in financing activities was USD922.6 million in 2009, compared to USD752.9 million in 2008. The variation was mainly due to a higher net repayment of borrowings of USD289.5 million in 2009, partially offset by lower dividend payments of USD119.8 million in the same year (in each case, such borrowings were mostly related to the Grupo Imsa transaction in 2007).
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
Operating activities
Net cash provided by operations was USD517.5 million in 2008, compared to USD936.4 million in 2007, which represented a 44.7% decrease. The main reasons for the variation in operating cash flow were:
•	a strong increase in working capital of USD1.1 billion in 2008, compared to a decrease in working capital of USD97.7 million in 2007 (see below);
•	a decrease in taxes paid of USD91.6 million; and
•	an increase in interest paid of USD175.0 million, reflecting the accounting of interest payments for an entire year on the debt incurred in connection with the Grupo Imsa transaction;
partially offset by
•	an increase in our operating income of USD839.3 million; and
•	an increase in other liabilities of USD24.0 million in 2008, mainly due to an increase in payroll and social security liabilities at our Mexican subsidiary.

The significant variation in our working capital during 2008, as indicated above, was attributable to:
•	an increase of USD821.7 million in inventory, mainly as a result of higher inventory costs and higher volumes (as shown in the table below);

	Change
	(in millions of USD)
	Price	Volume	Total
Finished Goods	106.0	(16.3)	89.7	(1)
Goods in process	435.0	143.3	578.2	(1)
Raw materials, supplies and allowances	172.6	181.2	353.8	(1)

Total	713.5	308.1	1,021.7	(1)

(1)	This amount was partially offset by a USD200 million write-down for net realizable value of inventory.
and

•	a decrease in account payables of USD212.6 in 2008 million, mainly due to lower purchases of semi-finished steel products in the last quarter of 2008 in a context of weakening economic activity.
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
Investing activities
Net cash provided by investing activities in 2008 was USD350.5 million, compared to net cash used in investing activities of USD1,802.3 million in 2007. This significant variation was primarily attributable to the following events and factors:
•	the completion of the Grupo Imsa transaction in 2007, which resulted in a net cash outflow of USD1,538.8 million (a USD1,728.9 million payment, partially offset by acquired cash and cash equivalents of USD190.1 million);
•	a non-recurring income tax credit of USD297.7 million on taxes paid in connection with the Grupo Imsa transaction in 2007;
•	the proceeds from the sale of certain non-core U.S. assets in 2008, amounting to USD718.6 million;
•	lower cash generated by discontinued operations, mainly Sidor (USD242.4 million in 2008, compared to USD419.3 million in 2007); and
•	an increase of USD243.6 million in capital expenditures (from USD344.3 million in 2007 to USD587.9 million in 2008).
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

Principal Sources of Funding
Funding Policies
Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. While Ternium currently does not have committed credit facilities available for borrowing, management believes that Ternium could have access to external borrowing in case of any shortfalls. We obtain financing primarily in U.S. dollars. Whenever feasible, management bases its financing decisions, including the election of term and type of the facility, on the intended use of proceeds for the proposed financing.
Financial Liabilities
Our financial liabilities currently consist of loans with financial institutions and minor overdrafts transactions. These facilities are mainly denominated in U.S. dollars. As of December 31, 2009, U.S. dollar-denominated financial liabilities represented 99.5% of total financial liabilities. Total financial debt decreased from USD3.3 billion as of December 31, 2008, to USD2.3 billion as of December 31, 2009. During 2009, Ternium’s bank borrowings (inclusive of principal and interest accrued thereon) decreased by USD940.6 million, principally due to the repayment of a significant portion of principal and interest on borrowings related to prior acquisitions. As of December 2009, current borrowings were 23% of total borrowings, none of which corresponded to borrowings with related parties.
The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

In thousands of U.S. dollars	2009	2008	2007
Borrowings with related parties	—	—	—
Bank borrowings (1)	2,326,729	3,267,327	4,082,311

Total borrowings	2,326,729	3,267,327	4,082,311

(1)	Net of debt issuance costs
The weighted average interest rates at December 31, 2009, 2008 and 2007 shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of those instruments at December 31, 2009, 2008 and 2007, respectively, after giving effect to any derivative financial instruments used to mitigate interest rate risk.

	2009	2008	2007

Bank borrowings	3.04%	2.79%	6.15%
The maturity of our financial liabilities is as follows:

	1 year	1 – 2	2 – 3	3 – 4	4 – 5	Over 5
At December 31, 2009	or less	years	Years	Years	Years	Years	Total
Borrowings (1)(2)	539,525	497,736	1,289,468	—	—	—	2,326,729

Total borrowings	539,525	497,736	1,289,468	—	—	—	2,326,729

(1)	Borrowings are primarily bank borrowings with third parties. See “—Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities”.

(2)	Net of debt issuance costs.

For information on our derivative financial instruments, please see Item 11. “Quantitative and Qualitative Disclosures About Market Risk” and note 25 to our audited consolidated financial statements included in this annual report.
Most Significant Borrowings
Our most significant borrowings as of December 31, 2009, were incurred in relation to the Grupo Imsa transaction in July 2007.
In Millions of U.S. dollars

			Original	Outstanding principal
			principal	amount as of
Date	Borrower	Type	amount	December 31, 2009		Maturity
July 2007	Ternium Mexico	Syndicated loan	3,485.0	2,287.3	(1)	July 2012

(1)	On February 1, 2008, we completed the sale of our interests in Steelscape, Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD727 million. On February 28, 2008, we applied USD700.0 million of the proceeds of such sale to partially prepay loans under the syndicated loan agreement. On January 26, 2009 and July 27, 2009, we paid two installments of USD249 million each.
The main covenants in our syndicated loan agreement are limitations on liens and encumbrances, limitations on the sale or other dispositions of certain material assets, and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio).
As of December 31, 2009, we were in compliance with all covenants under our loan agreements. For further information on our financial liabilities, borrowings and commitments please see notes 26 and 27(ii) to our audited consolidated financial statements included in this annual report.
C.	Research and Development, Patents and Licenses, Etc.
See Item 4. “Information on the Company—B. Business Overview—Research and Development; Product Development.”
D.	Trend Information
See “—Overview.”
E.	Off-Balance Sheet Arrangements
Ternium does not use “off-balance sheet arrangements” as such term is defined by applicable SEC rules. However, as described above, Ternium has various off-balance sheet commitments to purchase raw materials, energy (electricity, steam for the production of electricity, natural gas and natural gas transportation), supplies (oxygen, nitrogen and argon) and production equipment. Off-balance sheet commitments are discussed in note 27(ii) to our audited consolidated financial statements included in this annual report.

F.	Contractual Obligations
The following table summarizes our contractual obligations at December 31, 2009, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
	as of December 31, 2009
In millions of U.S. dollars		Less than 1	1-3	4-5	After 5
Contractual Obligations	Total	Year	years	years	Years
Borrowings (1)	2,326.7	539.5	1,787.2	—	—
Estimated interest payments (2)	51.6	21.8	29.8	—	—
Purchase Obligations (3)	908.7	287.0	385.4	61.6	174.7

Total Contractual Obligations	3,287.0	848.3	2,202.4	61.6	174.7

(1)	Borrowings are primarily bank borrowings with third parties. See “—Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”

(2)	Variable rates used in the projection are the ones settled in the current interest period and are considered to be fixed over the years.

(3)	Includes USD19.6 million in purchase obligations that were cancelled during the first quarter 2010. Purchase obligations include supplies of raw materials, oxygen, equipment, steam and electric power.
G.	Recent Developments
Ferrasa
On April 8, 2010, Ternium announced that it had entered into a definitive agreement to acquire a 54% ownership interest in Ferrasa through a capital contribution in the amount of USD74.5 million. Upon completion of this transaction, Ferrasa will have a 100% ownership interest in each of Sidecaldas S.A.S., Figuraciones S.A.S. and Perfilamos del Cauca S.A.S, which are also Colombian-based companies.
Ferrasa is a long and flat steel products processor and distributor. Sidecaldas is a scrap-based long steel making and rolling facility, with an annual production capacity of approximately 140,000 tons. Figuraciones and Perfilamos del Cauca manufacture welded steel tubes, profiles and beams. These companies have combined annual sales of approximately 300,000 tons, of which approximately 70% are long products and 30% are flat and tubular products, used mainly in the construction sector.
The transaction, which is subject to Colombian antitrust clearance and other customary conditions, is expected to close in the third quarter of 2010. Upon its completion, Ferrasa is expected to have consolidated financial debt of approximately USD120 million.
Ternium also has agreed to purchase a 54% ownership interest in Ferrasa Panamá for USD0.5 million. Ferrasa Panamá is a long steel products processor and distributor based in Panama, with annual sales of approximately 8,000 tons.
Upon closing, the former controlling shareholders will have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in each of Ferrasa and Ferrasa Panamá, and Ternium will have an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time after the second anniversary of the closing.
Through these investments Ternium expects to expand its business and commercial presence in Colombia, a country that is experiencing significant growth and is presently the fifth largest steel consuming market in Latin America, as well as in Central America.

Memorandum of Understanding for Joint Venture in Mexico
On May 17, 2010, Ternium announced that it had signed a non-binding memorandum of understanding with Nippon Steel Corporation with the intention of forming a joint venture in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market.
The joint venture, which would require an investment of approximately USD350 million over two and a half years, would be expected to build a hot-dip galvanizing plant (equivalent to the state-of-the-art equipment now in operation at Nippon Steel’s steelworks in Japan) in the vicinity of Monterrey City, and subsequently to manufacture and sell high-grade and high-quality galvanized and galvannealed steel sheets, including outer-panel and high-strength qualities. The plant, which would have a production capacity of about 400,000 metric tons per year, would be primarily intended to respond to customer demand (including that of Japanese car makers) for high-grade automotive steel sheets in Mexico.
The two companies will now maintain exclusive negotiations towards a binding joint venture agreement, which shall be subject to final documentation, due diligence, feasibility studies, agreement on other issues, and regulatory and corporate approvals.
Annual General Meeting and Extraordinary General Meeting of Shareholders.
On June 2, 2010, the annual general meeting of shareholders of the Company approved all resolutions on its agenda. Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements and annual accounts for the year ended December 31, 2009, as well as the payment of an annual dividend of USD0.05 per share (USD0.50 per ADS), or an aggregate amount of approximately USD100.2 million. The Company paid such dividend on June 10, 2010. For further information about payment of dividends, see Item 8. “Financial Information — Consolidated Statements and Other Financial Information — Dividend Policy.”
In addition, the annual general meeting of Shareholders re-elected Ubaldo Aguirre, Roberto Bonatti, Wilson Nélio Brumer, Carlos Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil and elected Ronald Seckelmann as members of the board of directors to serve until the next annual shareholders meeting, which will be held in June 2011. The board of directors subsequently re-appointed Paolo Rocca as its chairman and Daniel Novegil as chief executive officer of the Company, and confirmed Ubaldo Aguirre, Pedro Pablo Kuczynski and Adrian Lajous as members of the board audit committee, with Mr. Aguirre to continue as chairman. All three members of the audit committee qualify as independent directors under our articles of association. The general shareholders meeting appointed PricewaterhouseCoopers as the Company’s independent auditors for the fiscal year ending December 31, 2010. For further information about our board of directors, audit committee and independent auditors, see Item 6. “Directors, Senior Management and Employees.”
The general shareholders meeting also granted a new authorization to the Company and its subsidiaries to purchase, acquire or receive, from time to time, shares or other securities of the Company, on the terms and subject to the conditions set forth in the meeting’s minutes. Please see Item 16.E “Purchases of Equity securities by the Issuer and Affiliated Purchasers.”
The extraordinary general meeting of shareholders, also held on June 2, 2010, approved the renewal of the validity of the Company’s authorized share capital and the authorizations to the Company’s board of directors with respect to any issuance of shares within such authorized share capital, in each case, from the date of the Extraordinary General Meeting of Shareholders until the fifth anniversary of the date of publication in Luxembourg’s official gazette of the deed recording the minutes of such meeting and otherwise on their current terms and conditions. Please see Item 10 “Additional Information.— B. Memorandum and Articles of Association.”

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
The Company’s current board of directors is composed of eleven directors, three of whom are independent directors. Pursuant to the terms of a shareholders’ agreement, dated July 20, 2005, between Usiminas and I.I.I.-Industrial Investments Inc., a wholly-owned subsidiary of San Faustín organized in the Cayman Islands and the Company’s direct controlling shareholder (“I.I.I. CI”), Usiminas is entitled to designate two directors and I.I.I. CI is entitled to designate the chief executive officer of the Company and seven directors (and, in the case of an increase in the total number of directors, a majority of such directors), one of whom shall be the chairperson of the board of directors. The shareholders’ agreement will remain in full force and effect so long as Usiminas and I.I.I. CI each hold at least 5% of the shares of the Company or until it is terminated by either of Usiminas or I.I.I. CI pursuant to its terms. Wilson Nélio Brumer and Ronald Seckelmann were nominated by Usiminas and appointed as directors pursuant to this agreement.
In addition, on January 9, 2006, Tenaris and a wholly-owned subsidiary of San Faustín entered into a shareholders’ agreement, pursuant to which such San Faustín subsidiary is required to take all actions in its power to cause one of the members of the Company’s board of directors to be nominated by Tenaris and any directors nominated by Tenaris only be removed pursuant to written instructions by Tenaris. Tenaris and San Faustín’s subsidiary also agreed to cause any vacancies on the board of directors to be filled with new directors nominated by either Tenaris or the San Faustín subsidiary, as applicable. On April 27, 2007, the San Faustín subsidiary assigned all of its rights and obligations under the shareholders’ agreement to I.I.I. CI. The shareholders’ agreement will remain in effect so long as each of the parties holds at least 5% of the shares of the Company or until it is terminated by either Tenaris or I.I.I. CI pursuant to its terms. Carlos A. Condorelli was nominated by Tenaris and appointed as a director pursuant to this agreement.
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
Within the limits of applicable law, the board of directors of the Company may delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided that such delegation shall be subject to prior authorization by the general shareholders’ meeting. On September 14, 2005, following the requisite authorization at the general shareholders’ meeting, the board of directors delegated such day-to-day management and authority to Daniel A. Novegil. On June 2, 2010, the Company’s annual general shareholders meeting re-elected Ubaldo Aguirre, Roberto Bonatti, Wilson Nélio Brumer, Carlos Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil and elected Ronald Seckelmann as members of the board of directors to serve until the next annual shareholders meeting, which will be held in June 2011. The board of directors subsequently re-appointed Paolo Rocca as its chairman and Daniel Novegil as chief executive officer of the Company.
The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age.

			Years as	Age at May 31,
Name	Position	Principal Occupation	Director	2010
Paolo Rocca (1)	Chairman	Chairman and CEO of Tenaris and Chairman of Ternium	5	57
Ronald Seckelmann	Director	CFO of Usiminas	—	53
Ubaldo Jose Aguirre	Director	Managing Director of Aguirre, Gonzalez, Marx & Asociados S.A.	4	61
Roberto Bonatti (1)	Director	President of San Faustín	5	60
Carlos Condorelli	Director	Member of the Board of Tenaris	5	59
Adrián Lajous Vargas	Director	Energy advisor at McKinsey & Company	4	66
Wilson Nelio Brumer	Director	CEO of Usiminas	2	61
Bruno Marchettini	Director	Member of the board of San Faustín and Siderar	4	68
Daniel Agustín Novegil	Director	CEO of the Company	5	57
Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustín	4	62
Pedro Pablo Kuczynski	Director	Partner of The Rohatyn Group	3	71

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.
Paolo Rocca. Mr. Rocca has served as the chairman of the Company’s board of directors since 2005. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustín. He is also chairman and chief executive officer of Tenaris and chairman of the board of directors of Tubos de Acero de México, S.A. (“Tamsa”). In addition, he is a member of the board of directors and vice president of San Faustín and a director of Techint Financial Corporation N.V. Mr. Rocca is chairman of the World Steel Association and member of the International Advisory Committee of NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

Ronald Seckelmann. Mr. Seckelmann currently serves as chief financial officer of Usiminas. He began his career in Cargill Agricola S.A. (1978) and continued in Alcoa Aluminio S.A. (1980-1988) and Cía Vidraria Santa Marina S.A. (1988-1992). In 1992, he joined Igaras Papéis e Embalagens S.A. reaching the position of vicepresident, Administration & Finance. He was chief financial officer and investor relation officer of Klabin S.A. (2000-2008) and Director and vicepresident, Finance of Bertin S.A. (2008-2009). Mr. Seckelmann is a Brazilian citizen.
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
Adrián Lajous Vargas. Mr. Lajous has served as a director of the Company since 2006. Mr. Lajous currently serves as the senior energy advisor to McKinsey & Company, chairman of the Oxford Institute for Energy Studies, president of Petrométrica, S.C. and non-executive director of Schlumberger, Ltd. and Trinity Industries Inc. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Pemex in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. Mr. Lajous is a Mexican citizen.
Wilson Nélio Brumer. Mr. Brumer has served as a director of the Company since 2008. He is chief executive officer and former chairman of the board of directors of Usiminas. He was Secretary of State of Economic Development in the State of Minas Gerais, Brazil. He also served as Chairman and Vice-Chairman of the Board of Directors of Companhia Vale Do Rio Doce, Chairman of the Board of Directors of BHP Billiton in Brazil, and President of Acesita S.A. Throughout his career, Mr. Brumer served as member of the Board of Directors of several Brazilian companies and entities related to the steel industry. Mr. Brumer is a Brazilian citizen.
Bruno Marchettini. Mr. Marchettini has served on the Company’s Board of Directors since 2006. Mr. Marchettini is senior advisor in technological matters for the Techint group. He has has retired from executive positions and is presently engaged as a consultant by Siderar. Mr. Marchettini is a member of the Board of Directors of San Faustín and Techint Financial Corporation N.V. Mr. Marchettini is an Italian citizen.
Daniel Agustín Novegil. Mr. Novegil has served as a director and chief executive officer of the Company since 2005. Mr. Novegil joined Propulsora Siderurgica in 1978 and was appointed as its general director in 1991. In 1993, following the merger of the privatized company Somisa with Propulsora, he was appointed managing director of Siderar. In 1998, after the acquisition of Sidor, Mr. Novegil was appointed chairman and chief executive officer of Sidor. In March 2003, Mr. Novegil was designated executive vice-president of the Techint Flat and Long Steel Division, with executive responsibilities over Siderar and Sidor. He became president of Siderar in May 2005. Mr. Novegil is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustín, a member of the board of directors of Tenaris, president of the Humanitas Group, and president of the board of directors of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A, RCS Quotidiani and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.
Pedro Pablo Kuczynski. Mr. Kuczynski has served as a member of the Company’s Board of Directors since 2007. He was Prime Minister of Peru in 2005-2006 and prior to that he was the Minister of Economy and Finance from 2001. He was the Republic of Peru’s Minister of Energy and Mines in 1980-82. He was president until 2001 of a private equity firm he founded in 1992 after spending ten years as Chairman of First Boston International (today Credit Suisse) in New York. Since 2007, he is Senior Advisor to the Rohatyn Group, a firm specializing in emerging markets. He ran a bauxite mining company affiliated with Alcoa between 1977 and 1980. He began his career at the World Bank in 1961 and was in the 1970s head of its Policy Planning Division, Chief Economist for Latin America and Chief Economist of IFC. He was born in Peru in 1938 and educated in Peru and at Oxford and Princeton. Mr. Kuczynski is a Peruvian national.
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
Under Luxembourg law, any director having a conflict of interest in respect of a transaction submitted for approval to the board of directors may not take part in the deliberations concerning such transaction and must inform the board of such conflict. Subject to certain exceptions, transactions in which any directors may have had an interest conflicting with that of the Company must be reported at the next shareholders’ meeting following any such transaction.
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
PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises, and, in connection with the Company’s annual and interim consolidated financial statements required under the laws of any other relevant jurisdiction, through Price Waterhouse & Co. S.R.L.) are the Company’s independent auditors for the year ending December 31, 2009.
Senior Management
The following table sets forth certain information concerning our senior management:

	Age at
	December 31,
Name	2009	Position
Daniel Novegil	57	Chief Executive Officer; Director
Pablo Brizzio	39	Chief Financial Officer
Julían Eguren	46	North Region Area Manager
Martín Berardi	52	South Region Area Manager
Oscar Montero Martínez	49	Planning and Operations General Director
Luis Andreozzi	59	Engineering and Environment Director
Miguel Punte	62	Human Resources Director
Rubén Bocanera	53	Chief Information Officer
Rubén Herrera	52	Quality and Product Director
Daniel A. Novegil. See “Board of Directors”.
Pablo Brizzio. Mr. Brizzio currently serves as our Chief Financial Officer. He began his career with the Techint group in 1993 in Siderar. Since then, he has held several positions within the Techint group. He served as finance director of Ternium from 2005 to 2007 and in 2009 and in 2008 he served as chief financial officer of Sidor. In 2010 he assumed his position as chief financial officer of the Company. Mr. Brizzio is an Argentine citizen.
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
Julián Eguren. Mr. Eguren is our North Region Area Manager. Since January 2008, he is chief executive officer of Ternium Mexico. Prior to that, he served as chief executive officer of Sidor. He has held several other executive positions since joining the Techint group in 1987, such as commercial director of Sidor, chief executive officer of Tavsa, Tubos de Acero de Venezuela S.A., general manager of Socominter (Venezuela), economic planning manager and treasurer of Tamsa and commercial planning manager of Siderca. He was also a director of IVES, ILAFA and Matesi, Materiales Siderúrgicos S.A. (“Matesi”), and president of CAVEARG (Venezuelan Argentinean Chamber). Mr. Eguren is an Argentine citizen.

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
The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. For the year ended December 31, 2009, each member of the board of directors received an amount of USD70,000 as compensation for their services, and the chairman of the board received, further, an additional fee of USD280,000. In addition, the directors who were members of the audit committee each received an additional fee of USD50,000, and the chairman of such committee received, further, an additional fee of USD10,000.
The aggregate compensation earned by directors and executive officers during 2009 amounted to approximately USD9,471,000.
On January 1, 2007, Ternium adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives may be granted a number of units, with the value of such units being determined based on the Company’s equity value (excluding minority interest). Each unit entitles the holder thereof to receive cash amounts equal to the amount of dividends paid from time to time to the Company’s shareholders. Units vest over a four-year period and we will redeem vested units on the tenth anniversary of the grant date or when the employee ceases to be employed by us, whichever happens first; provided, however, that we are required to repurchase the units at full value (regardless of vesting) within ten business days of the death or permanent disability of the relevant beneficiary. Compensation under this program is not expected to exceed 35% of the total annual compensation of the beneficiaries. As of December 31, 2009, the outstanding liability corresponding to the program amounts to USD5.7 million, and the total value of the units granted to date under the program is USD8.3 million.
C.	Board Practices
See “—Directors and Senior Management.”
There are no service contracts between any director and Ternium that provide for benefits upon termination of employment.

Audit Committee
On June 2, 2010, the Company’s board of directors re-appointed Ubaldo Aguirre, Adrián Lajous and Pedro Pablo Kuczynski as members of its audit committee, with Mr. Aguirre to continue chairing that committee. All three members of the audit committee are independent directors as defined under the Company’s articles of association. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.
Under our articles of association and the audit committee charter, the audit committee is required, among other things, to report to the board of directors on its activity and the adequacy of the Company’s systems of internal control over financial reporting. In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to the integrity of the Company’s financial statements and is responsible for making recommendations regarding the appointment, dismissal, compensation, retention and oversight of, and assess the independence of the Company’s independent auditors (see Item 16.C — “Principal Accountant Fees and Services” for additional information about the audit committee’s procedures with respect to our independent auditors). The audit committee also performs other duties imposed upon it by applicable laws and regulations of the regulated market or markets on which the shares of the Company are listed, as well as any other duty entrusted to it by the Company’s board of directors.
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
The following table shows the number of persons employed by Ternium and its consolidated subsidiaries and does not include the number of persons employed at its held-for-sale subsidiaries as at the end of each of the past three financial years:

	At December 31,
	2009	2008	2007
Argentina	5,281	5,609	5,243
Mexico	8,051	8,597	8,712
Other	547	586	683

Total employees (1)	13,879	14,792	14,638

(1)	It does not include 2,092 outsourced employees at year-end 2009, 1,241 outsourced employees at year-end 2008 and 2,192 outsourced employees at year-end 2007. Outsourced personnel at year-end 2009 returned to levels similar to those of year-end 2007 as a result of the normalization of production at Ternium’s facilities, following the downturn that began in the fourth quarter 2008.
At December 31, 2009, the number of persons employed by Ternium was 13,879. During 2009, the aggregate number of employees decreased compared to year-end 2008, mainly due to the initiatives that Ternium launched to mitigate the economic downturn. While Ternium generally kept the employment levels at the operating lines, in order to preserve its capacity to ramp up production during a recovery, it reduced corporate and other staff, an efficiency gain that is expected to be maintained over time.
Total employees at year-end 2008 were similar to those at year-end 2007.
Mexico
In Mexico, approximately 63% of Ternium employees are unionized. Approximately 49% of Mexico’s unionized workers are members of FENASA (“Federación Nacional de Asociaciones Sindicales Autónomas”), the national federation of autonomous union associations, and 51% are members of FNSI (“Federación Nacional de Sindicatos Independientes”), the national federation of independent unions. The unionized employees of Peña Colorada, however, are members of Sindicato de Trabajadores Mineros, Metalúrgicos y Similares de la República Mexicana (Union of Mexican Republic mine, metal and similar workers). The applicable collective bargaining agreements are negotiated every two years and salary adjustments are made on an annual basis. During 2009 and the beginning of 2010, Ternium’s subsidiaries and the unions reached agreements regulating safety, operating flexibility, as required at some production lines with unstable backlogs, transparency and conduct. Despite some minor social and union conflicts, Ternium’s Mexican subsidiaries maintain good relations with their labor force in Mexico and have never experienced a strike or work stoppage.
Under Mexican law, companies are required to pay to their employees an annual benefit of approximately 10% of pre-tax income, calculated using a methodology similar to the methodology used for the calculation of the income tax.

Under Mexican law, Ternium Mexico is required to pay an amount equal to 16.4 % of an employee’s salary as social security and tax contributions. Ternium Mexico must also withhold an additional percentage from salaries for contributions in relation to the mentioned items.
Under Mexican labor laws, when an employee is dismissed without cause, an employer must pay him or her severance equal to three monthly salaries, including attached benefits in the corresponding proportion, such as vacations, and twelve days per each year of service.
In Mexico, Ternium has defined benefit and defined contribution plans. Defined benefit employee retirement plans (pensions and seniority premiums) cover all employees and are based primarily on their years of service, their present age and their remuneration at the date of retirement. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally a plan to cover health-care expenses of retired employees has been established. The defined contribution plans provide a benefit equivalent to the capital accumulated with the company’s contributions, which are provided as a match of employees’ contributions to the plan. The plan provides vested rights according to the years of service and cause of retirement. For further information see Note 4 (n) Accounting policies — Employee liabilities to our Consolidated Financial Statements included elsewhere in this Annual Report.
Argentina
Most of Siderar’s employees are members of the Argentine metalworkers union (the Unión Obrera Metalúrgica de la República Argentina, or UOM) and are covered by a collective agreement that includes all workers in the Argentine steel industry. The employees are also covered by certain complementary collective agreements between Siderar and the UOM that define specific issues related to each or all plants, such as working structures, performance related compensation, productivity, production quantity and quality and Siderar’s result-related compensation. These agreements are subject to periodic modification and are updated in relation to competitiveness, quality, safety and efficiency goals and to reflect inflation adjustments.
As part of the privatization process in 1992, 20% of Siderar’s shares were sold to former employees of the acquired state-owned company Somisa under the Programa de Propiedad Participada (the “Employee Stock Ownership Plan”). For further information see Item 4. “Information on the Company—C. Organizational Structure—Subsidiaries—Siderar.”
Many foremen of Siderar are affiliated with the Asociación de Supervisores de Industria Metalmecánica de la República Argentina (“ASIMRA”), the union of supervisors of different activities in the metal manufacturing industry. ASIMRA-affiliated employees are subject to an agreement signed with Siderar that establishes regulations relating to salaries, working organization, absences, vacations, benefits and labor relations. These agreements are subject to periodic modification and are updated in relation to the requirements of the production processes.
In the last five years, nominal salaries in local currency increased substantially, reflecting the economic situation of the country and inflation, and were the result of collective agreements entered into with the labor authorities’ involvement. The agreements in force on salaries between the employers’ entity representing steel companies in the collective bargaining —including Siderar— and the steelworkers unions will expire on March 31, 2011. We believe that Siderar maintains good relations with its unions, and the measures that it has taken in order to make Siderar more competitive have not resulted in significant labor unrest. In early 2009, following a decrease in the level of activity since the last quarter of 2008 due to the global economic downturn, Siderar downsized contractor and subcontractor activities and temporary personnel, triggering adverse reactions from the construction workers’ union and the steelworkers’ union. Later in 2009, during the negotiations between Siderar and the steelworkers’ union regarding the annual bonuses related to results, the unions called for work stoppages and other measures. These events have not had a significant impact on Siderar’s operations.
Under Argentine law, Siderar is required to pay an amount equal to up to 23% of its employees’ base salaries towards the social security system. Siderar must also withhold an additional percentage from salaries for contribution to such funds up to a certain amount. As of March 2010, the maximum monthly amount from which social security contributions are withheld is ARP10,119 (Law n° 26417 and its regulations). Part of those contributions finances a state-controled pension system. There are no mandatory company-supported pension plans.

Under Argentine labor laws, when an employee is dismissed without cause, an employer must pay him or her severance equal to one month of its best, monthly and regular salary per each year of service or fraction of more than three months, subject to certain floors and caps. In addition, Siderar implemented an unfunded benefit plan for certain senior officers. The plan is designed to provide certain benefits (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement.
E.	Share Ownership
To our knowledge, the total number of shares of the Company (including in the form of ADSs) owned by our directors and executive officers as of March 31, 2010 was 987,560, which represents 0.05% of our issued and outstanding shares. The following table provides information regarding share ownership by our officers and directors.

Number of Shares
Director or Officer	Held
Adrián Lajous	740,560
Daniel Novegil	243,000
Martín Berardi	4,000

Total	987,560

Item 7. Major Shareholders and Related Party Transactions
A.	Major Shareholders
The following table shows the beneficial ownership of our securities (in the form of shares or ADSs) based on the information most recently available to the Company, as of March 31, 2010, by (1) the Company’s major shareholders (persons or entities that own beneficially 5% or more of the Company’s shares), (2) the Company’s directors and senior management as a group and (3) non-affiliated public shareholders.

Identity of Person or Group	Number	Percent
I.I.I. Industrial Investments Inc. (1)	1,215,655,232	60.64%
Tenaris (2)	229,713,194	11.46%
Usiminas (3)	285,731,726	14.25%
Directors and Senior Management as a group	987,560	0.05%
Public	272,655,730	13.60%

(1)	I.I.I. Industrial Investments Inc. is controlled by San Faustín. Rocca & Partners controls a significant portion of the voting power of San Faustín and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustín.

(2)	Tenaris is controlled by I.I.I. CI, which is controlled by San Faustín. Rocca & Partners controls a significant portion of the voting power of San Faustín and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustín.

(3)	Usiminas holds its shares through a wholly-owned subsidiary. In May 2010, during an investor conference call, Usiminas’ Chief Executive Officer announced that Usiminas intended to sell its holding in Ternium within a 12 month period. See also Shareholders’ Agreement, dated July 20, 2005, between I.I.I.—Industrial Investments Inc. and Usiminas included as Exhibit 4.1 hereto.
As of March 31, 2010, 25,560,046 ADSs (representing 255,600,460 shares of common stock, or 12.75% of all outstanding shares of common stock of the Company) were registered in the name of 86 holders resident in the United States.
The voting rights of our principal shareholders do not differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a later date result in a change of control of the Company.

B.	Related Party Transactions
Ternium is a party to several related party transactions as described below. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see Item 6.C. “Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”
Grupo Imsa became a subsidiary of the Company on July 26, 2007, and consolidation of its results began on that date. Accordingly, transactions between Grupo Imsa and related parties for the year 2007 are only shown as related-party transactions for the Company to the extent attributable to periods beginning on or after such consolidation date.
As discussed elsewhere in this annual report, as from April 1, 2008, the Company ceased consolidating Sidor’s results of operations and cash flows, with Sidor’s results and cash flows during each period prior to April 1, 2008 being presented as discontinued operations. Consequently, transactions between Sidor and related parties for periods prior to the de-consolidation of Sidor are shown separately. For more information, see note 29 to our audited consolidated financial statements included elsewhere in this annual report and Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”
Purchases of Raw Materials
In the ordinary course of business, Ternium buys raw materials and other production inputs from subsidiaries of Tenaris. These purchases are made on similar terms and conditions to those purchases made by the Ternium companies from unrelated third parties. These transactions include:
•	purchase of ferrous scrap and other raw material, which amounted to USD14.3 million in 2009, USD28.8 million in 2008 and USD19.7 million in 2007; and
•	purchase of steam and operational services from the Argentine electric power generating facility of Siderca for Siderar in San Nicolás. These purchases amounted to USD13.6 million in 2009, USD22.3 million in 2008 and USD8.1 million in 2007.
Sales of Steel Products and Raw Materials
In the ordinary course of business, Ternium sells flat steel products, steel bars and other raw materials to subsidiaries of Tenaris. These transactions include:
•	sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to USD24.7 million in 2009, USD91.6 million in 2008 and USD36.6 million in 2007;
•	sales of metal structures for a new rolling mill, which amounted to USD4.4 million in 2009; and
•	sales of pig iron, DRI, scrap, pellets and other raw materials to be used in the production of seamless pipes, which amounted to USD8.9 million in 2009, USD16.8 million in 2008 and USD11.8 million in 2007.
In certain circumstances, Ternium sells steel products to other companies in the Techint group. These sales amounted to USD1.0 million in 2009, USD100,000 in 2008 and USD400,000 in 2007.
All these sales are made on similar terms and conditions to those sales made by Ternium to unrelated third parties.
Purchase Agency Services
Exiros, in which the Company has a 50% share ownership and Tenaris has the remaining 50% share ownership, provides purchase agency services to us, and to Tenaris’ subsidiaries. In connection with Exiros’ services, Ternium paid fees amounting to USD23.6 million in 2009, USD24.2 million in 2008 and USD17.8 million in 2007.

Supply of Natural Gas
Siderar has natural gas supply agreements with Tecpetrol and Energy Consulting Services, and natural gas transportation agreements with TGN and Litoral Gas. Tecpetrol is a company controlled by San Faustín, engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. TGN operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina. Litoral Gas is a company that distributes gas in the Province of Santa Fe and in the northeastern section of the Province of Buenos Aires. Energy Consulting Services is a company engaged in energy and management consulting, representing one of the major and most reliable natural gas traders in Argentina. San Faustín holds significant but non-controlling interests in TGN, Litoral Gas and Energy Consulting Services.
In March 2003, Siderar entered into an agreement with Tecpetrol under which Siderar paid USD17.3 million for the advance purchase of a total of 725 million cubic meters (up to 400 thousand daily cubic meters) of natural gas to be delivered over a period of 5 years. In May 2007, Tecpetrol canceled the contract pursuant to a termination clause that allowed any party to terminate the contract after the USD17.3 million paid for the advance purchase of natural gas were exhausted, and continues to supply gas at spot prices and on spot terms and conditions. In all the cases, prices charged by Tecpetrol are equivalent to those charged by Siderar’s other suppliers of natural gas. Tecpetrol’s sales to Siderar amounted to USD2.4 million in 2009, USD1.3 million in 2008 and USD7.1 million in 2007.
TGN charges Siderar a price to transport its natural gas supplies that is equivalent, on a comparable basis, to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Ternium amounted to USD2.0 million in 2009, USD9.6 million in 2008 and USD10.7 million in 2007.
Litoral Gas distributes gas to Siderar’s northern plants. Litoral Gas’ sales to Ternium totaled USD1.3 million in 2009, USD600,000 in 2008 and USD600,000 in 2007.
Energy Consulting Services provides Siderar with natural gas. Energy Consulting Services sales amounted to USD3.0 million in 2009, USD30,000 in 2008 and USD900,000 in 2007.
Provision of Engineering and Labor Services
Ternium contracts with certain companies controlled by San Faustín specialized in supplying engineering services, construction services, labor and supervision services, for civil and electromechanical works, and cleaning, general maintenance and handling of by-products services. Fees accrued for these services amounted to USD87.1 million in 2009, USD162.1 million in 2008 and USD110.0 million in 2007.
Sales and Purchases of Other Products and Services
Ternium entered into other transactions with companies controlled by San Faustín. The most important ones include:
•	purchase of plant equipment and spare parts from Tenova S.p.A. (formerly Techint Compagnia Tecnica Internazionale) and other related companies, which amounted to USD300,000 in 2009, USD5.2 million in 2008 and USD9.6 million in 2007; and
•	in July 2006, Ternium entered into annual contracts with Information Systems & Technologies, a subsidiary of Tenaris, for the provision of technology and information services. Since October 2008, these services have been provided by Siderca. Fees paid under this contract amounted to USD400,000 in 2009, USD1.0 million in 2008 and USD2.9 million in 2007.
Financial Operations and Administrative Services
Finma S.A., a company owned by various Techint group companies, provides administrative and legal support services to Techint group companies, including Siderar. Siderar has a 33.33% participation in Finma S.A.’s share capital. Fees accrued by Finma S.A. amounted to USD7.8 million in 2009, USD8.6 million in 2008 and USD6.5 million in 2007.

Other Transactions
During 2008, Ternium acquired office space in Buenos Aires from Santa María S.A.I.F., a subsidiary of San Faustín, for an amount of USD0.4 million. In 2007, Ternium acquired office space in Buenos Aires from Santa María S.A.I.F. for an amount of USD3.8 million and sold office space in Buenos Aires to Tenaris for an amount of USD2.6 million.
Ternium sold welded steel pipes to Tenaris as part of orders to a Tenaris customer for an amount of USD1.9 million in 2009, USD500,000 in 2008 and USD1.6 million in 2007. In the ordinary course of business, from time to time, Ternium carries out other transactions and enters into other arrangements with Techint group companies, none of which are believed to be material.
Transactions between Sidor and related parties prior to April 1, 2008
As from April 1, 2008, the Company ceased consolidating Sidor’s results of operations and cash flows, with Sidor’s results and cash flows during each period prior to April 1, 2008 being presented as discontinued operations. Accordingly, transactions between Sidor and related parties for periods prior to the de-consolidation of Sidor are shown below:
Purchases of Raw Materials. Sidor bought ferrous scrap from a subsidiary of Tenaris in Venezuela for an amount of USD0.5 million in the first quarter of 2008 and USD3.0 million during 2007.
Sales of Steel Products and Raw Materials. Sidor sold flat steel products, steel bars and raw materials to subsidiaries of Tenaris. These transactions included:
•	sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to USD10.0 million in the first quarter of 2008 and USD34.8 million in 2007; and
•	sales of steel bars to be used in the production of seamless pipes, which amounted to USD4.6 million in the first quarter of 2008 and USD45.8 million in 2007.
Transactions with Matesi. Sidor established Matesi jointly with a subsidiary of Tenaris to operate an HBI production facility in Venezuela. As of March 31, 2008, Sidor held 49.8% of Matesi, while Tenaris held the remaining 50.2%. Transactions associated with this operation included:
•	purchases of HBI pursuant to an off-take agreement, which amounted to USD7.9 million in the first quarter of 2008 and USD49.4 million in 2007. The agreement established that Matesi was required to sell to Sidor, on a take-or-pay basis, 29.9% of Matesi’s HBI production, or up to 49.8% at the election of Sidor;
•	during 2004, Sidor entered into a management assistance agreement with Matesi. As part of this agreement, Sidor received fees from Matesi totaling USD0.1 million in the first quarter 2008 and USD0.7 million in 2007, related to the provision of managerial services;
•	as part of the investment agreement to finance the acquisition of Matesi’s assets and its start-up, in July 2004 Sidor granted a loan to Matesi for an outstanding amount at March 31, 2008, of USD 26.8 million. This loan bore interest at a rate of LIBOR plus 2%. Interest earned on this loan amounted to USD0.5 million during the first quarter of 2008 and USD2.9 million in 2007;
•	during 2006, Sidor entered into a Service Agreement with Matesi under which Sidor recycled by-products from Matesi’s operations. Sidor provided services to Matesi for an amount of USD0.9 million in 2007; and
•	during 2007, Sidor entered into a Service Agreement with Matesi under which Matesi recycled pellets from Sidor into HBI. Sidor paid USD4.5 million in the first quarter of 2008 and USD2.4 million in 2007 pursuant to this agreement.
Provision of Engineering and Labor Services. Sidor contracted with certain Techint group companies engineering services, construction services, specialized labor and supervision services, for civil and electromechanical works, and cleaning, general maintenance and handling of by-products services. Fees accrued for these services amounted to USD10.7 million in the first quarter of 2008 and USD28.3 million in 2007.

Sales and Purchases of Other Products and Services. Sidor entered into other transactions with Techint group companies, the most important of which was the purchase of plant equipment and spare parts from Tenova S.p.A. (formerly Techint Compagnia Tecnica Internazionale) and other related companies, which amounted to USD5.9 million in the first quarter of 2008 and USD17.1 million in 2007. In the ordinary course of business, from time to time prior to April 1, 2008, Sidor carried out other transactions and entered into other arrangements with Techint group companies, none of which are believed to have been material.
C	Interest of Experts and Counsel
Not applicable.
Item 8. Financial Information
A.	Consolidated Statements and Other Financial Information
See Item 18 and pages F-1 through F-58 for our audited consolidated financial statements.
Legal Proceedings
Tax matters relating to Siderar
The Administración Federal de Ingresos Públicos (“AFIP”), the Argentine tax authority, has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD19.4 million as of December 31, 2009.
Siderar appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, there are reasons that would likely result in a favorable ruling for Siderar. On April 13, 2005 Siderar was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996. The ruling was appealed both by Siderar and the AFIP.
Based on the above, Siderar recognized a provision amounting to USD2.3 million as of December 31, 2009 as management considers there could be a potential cash outflow.
Corus arbitration proceedings
Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International and Donkuk Steel, were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers could be required to purchase, in the aggregate, approximately 78% of the steel slab production of Corus’ Teeside facility in the North East of England, of which Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year.
In addition, the offtakers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).

On April 7, 2009, Ternium Procurement S.A., together with the other offtakers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the offtakers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the offtakers and Ternium Mexico seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus did not quantify but stated that would exceed USD150 million, the maximum aggregate cap on liability that the offtakers would have under the off-take framework agreement. In addition, Corus threatened to submit to arbitration further claims in tort against the offtakers, and also threatened to submit such claims against certain third-parties to such agreements, including the Company. The offtakers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD150 million. On May 12, 2009, Corus, by a letter from its lawyers, alleged that the offtakers’s termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, for all losses caused by the alleged offtakers’ wrongful repudiation of the agreements, however, would be maintained. On July 9, 2009, Corus submitted an amended request for arbitration adding tortious claims against the offtakers and adding to its claims the payment of punitive or exemplary damages. On May 25, 2010, pursuant to the arbitration tribunal’s request that the parties provide an estimate on the actual amounts in dispute, Corus informed that the amounts claimed would exceed 210 million British Pounds (approximately USD 316 million), while the offtakers estimated that the losses pursuant to their counterclaim would involve an amount exceeding 240 million British Pounds (approximately USD 362 million). Corus has argued that no cap is applicable in connection with the damages claimed. The arbitration proceeding has not yet concluded. At the date of issue of these annual report it is not possible to foresee the final outcome of this arbitration proceeding.
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
On June 2, 2010, the Company’s shareholders approved a dividend of USD0.05 per share (USD0.50 per ADS), or an aggregate of approximately USD100.2 million. The Company paid the dividend on June 10, 2010.
At the shareholders meeting held on June 3, 2009, no dividend distribution was approved.
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
We conduct all of our operations through subsidiaries and, accordingly, our main source of cash to pay dividends is the dividends received from our subsidiaries. See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Structure of the Company—As a holding company, the Company’s ability to pay dividends depends on the results of operations and financial condition of its subsidiaries and could be restricted by legal, contractual or other limitations.” These dividend payments will likely depend on our subsidiaries’ results of operations, financial condition, cash and capital requirements, future growth prospects and other factors deemed relevant by their respective boards of directors, as well as on any applicable legal restrictions. See Item 3. “Key Information—D. “Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina” and Item 10. “Additional Information—B. Memorandum and Articles of Association—Dividends” for a discussion of the current restrictions on the payment of dividends.
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
The Company’s ADSs are listed on the NYSE under the symbol “TX.” Trading on the NYSE began on February 1, 2006. As of March 31, 2010, a total of 2,004,743,442 shares were registered in the Company’s shareholder register.
As of March 31, 2010, a total of 273,643,290 shares were registered in the name of the depositary for the Company’s ADR program. On June 22, 2010, the closing sales price for the Company’s ADSs on the NYSE was USD35.49.
New York Stock Exchange
As of March 31, 2010, a total of 27,364,329 ADSs were registered of record. Each ADS represents 10 shares of the Company’s stock. The Bank of New York Mellon acts as the Company’s depositary for issuing ADRs evidencing the ADSs. The following tables sets forth, for the periods indicated, the high and low daily quoted prices for the Company’s shares, in the form of ADSs, traded on the NYSE.

	Price per ADS
Full Financial Years Since Listing	High	Low
2007	42.48	23.30
2008	18.14	4.55
2009	35.61	5.76

	Price per ADS
Full Financial Quarters in 2008	High	Low
First quarter	40.40	30.01
Second quarter	45.99	31.86
Third quarter	41.94	14.75
Fourth quarter	18.14	4.55

	Price per ADS
Full Financial Quarters in 2009	High	Low
First quarter	11.14	5.76
Second quarter	18.64	7.05
Third quarter	27.71	17.24
Fourth quarter	35.61	23.63

	Price per ADS
Last Six Months	High	Low
January 2010	37.62	29.76
February 2010	34.23	29.16
March 2010	41.34	34.45
April 2010	43.05	35.51
May 2010	39.14	29.78
June 1 to June 22, 2010	36.23	31.16

B.	Plan of Distribution
Not applicable.
C.	Markets
See “—Offer and Listing Details.”
D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.
F.	Expenses of the Issue
Not applicable.
Item 10. Additional Information
A.	Share Capital
Not applicable.
B.	Memorandum and Articles of Association
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
The Company is a joint stock corporation ( société anonyme holding ) organized under the laws of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B98 668 in the Registre du Commerce et des Sociétés.
The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of March 31, 2010, there were 2,004,743,442 shares issued. All issued shares are fully paid.
The Company’s articles of association authorized the board of directors, to issue shares within the limits of its authorized share capital at such times and on such terms and conditions as the board of directors or its delegates may determine. The extraordinary general meeting of shareholders held on June 2, 2010 renewed this authorization for a period of five years as of the date of publication of the deed recording the minutes of such meeting in Luxembourg’s official gazette. Accordingly, shares may be issued up to the authorized share capital limit of USD3.5 billion by a decision of the board of directors.

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
(d)	any issuance of shares (including by way of free shares or at a discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its Affiliates (as such term is defined in the Company’s articles of association), including without limitation the direct issue of shares upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of, or in relation to, compensation or incentive of any such persons.
The Company’s authorized share capital is fixed by the Company’s articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting. The general extraordinary meeting of shareholders held on June 2, 2010, renewed the validity of the Company’s authorized share capital for a period of five years as of the date of publication of the deed recording the minutes of such meeting in the Luxembourg’s official gazette.
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
Under Article 21 of the articles of association, the Company’s board of directors has the power to distribute interim dividends in accordance with the conditions that apply to commercial companies set forth in particular in Section 72-2 of the Luxembourg law of August 10, 1915, on commercial companies.
Voting Rights; Shareholders’ Meetings; Election of Directors
Each share (including shares underlying ADSs) entitles the holder to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law and the Company’s articles of association. Notices of such meetings must be published twice, at least at eight-day intervals, the second notice appearing at least eight days prior to the meeting, in the Luxembourg Official Gazette and in a leading newspaper having general circulation in Luxembourg. If an extraordinary general shareholders’ meeting is adjourned for lack of a quorum, notices must be published twice, in the Luxembourg Official Gazette and two Luxembourg newspapers, at 15-day intervals, the second notice appearing at least 15 days prior to the meeting. In case the Company’s shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also be published in accordance with the publicity requirements of such regulated market. No attendance quorum is required at annual ordinary general shareholders meetings and resolutions are adopted by a simple majority vote of the shares present or represented and voted at the meeting. An extraordinary general shareholders meeting must have a quorum of at least 50% of the issued and outstanding shares. If a quorum is not reached, such meeting may be reconvened at a later date with no quorum requirements by means of the appropriate notification procedures provided for by Luxembourg company law. In both cases, Luxembourg company law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting be adopted by a two-thirds majority vote of the shares present or represented. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at annual ordinary general shareholders meetings. Cumulative voting is not permitted. As the Company’s articles of association do not provide for staggered terms, directors are elected for a maximum of one year and may be reappointed or removed at any time, with or without cause, by resolution passed by a simple majority vote of the shares present or represented and voted.

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
Pursuant to the Company’s articles of association, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by such shareholder and the amount paid on each share in the Company’s shareholders’ register. In addition, the Company’s articles of association provide that shares may be held through fungible securities accounts with financial institutions or other professional depositaries. Shares held through fungible securities accounts have the same rights and obligations as shares recorded in the Company’s shareholders’ register.
Shares held through fungible securities accounts may be transferred in accordance with customary procedures for the transfer of securities in book-entry form. Shares that are not held through fungible securities accounts may be transferred by a written statement of transfer signed by both the transferor and the transferee or their respective duly appointed attorney-in-fact and recorded in the Company’s shareholders’ register. The transfer of shares may also be made in accordance with the provisions of Article 1690 of the Luxembourg Civil Code. As evidence of the transfer of registered shares, the Company may also accept any correspondence or other documents evidencing the agreement between transferor and transferee as to the transfer of registered shares.
BNP Paribas Securities Services, Luxembourg Branch, maintains the Company’s shareholders’ register.

Repurchase of Company Shares
The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of August 10, 1915, as amended. See Item 16.E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information on the authorization granted on June 2, 2010, by the Company’s annual general shareholders meeting to the Company or its subsidiaries to repurchase the Company’s shares, including shares represented by ADRs.
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
For a summary of any material contract entered into by us outside of the ordinary course of business during the last two years, see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other Inputs.” For a summary of the notes evidencing CVG’s indebtedness to the Company in connection with the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company—Sidor Nationalization Process.”
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
Mexico
Between November 1991 and December 1994, the Mexican Central Bank maintained the exchange rate between the U.S. dollar and the Mexican peso within a predetermined range through intervention in the foreign exchange market. The Mexican Central Bank intervened in the foreign exchange market as the exchange rate reached either the minimum or the maximum of the predetermined range in order to reduce day-to-day fluctuations in the exchange rate. On December 20, 1994, the Mexican government modified the predetermined range within which the Mexican peso was permitted to float by increasing the maximum Mexican peso price of the U.S. dollar by MXN0.53, which implied an effective 15% devaluation of the Mexican peso. On December 22, 1994, the Mexican government suspended intervention by the Mexican Central Bank in the foreign exchange market and allowed the Mexican peso to float freely against the U.S. dollar. Factors that contributed to this decision included the size of Mexico’s current account deficit, a decline in the Mexican Central Bank’s foreign exchange reserves, rising interest rates for other currencies (especially the U.S. dollar) and reduced confidence in the Mexican economy on the part of investors due to political uncertainty associated with events in the state of Chiapas and presidential and congressional elections in that year. The value of the Mexican peso suffered a steep deterioration against the U.S. dollar, declining by 43% from December 19, 1994 to December 31, 1994. The Mexican government has since allowed the Mexican peso to float freely against the U.S. dollar. Since September 2008, the value of the Mexican peso against the U.S. dollar has been rapidly declining, mainly as a consecuence of the global economic downturn. Throughout 2008, the Mexican peso suffered a 25% devaluation with respect to the U.S. dollar and throughout 2009, it appreciated 4%.

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
Argentina
Since 2002, the Argentine government has maintained a “dirty” float of the peso. In addition, following the enactment of the Public Emergency and Foreign Exchange System Reform Law No. 25,562 in January 2002, several rules and regulations have been introduced to reduce volatility in the ARP/USD exchange rate. Below is a summary of the principal limitations on the transfer of foreign currency in and out of Argentina:
•	the proceeds of certain foreign financial debt incurred by Argentine residents (including private Argentine entities) as well as certain inflows for the purpose of investments in the capital markets must remain in Argentina for at least 365 calendar days and, with certain exceptions, 30% of the amount of off-shore proceeds shall be deposited in a non-transferable, non-interest bearing account with an Argentine bank. This deposit shall be held for a period of 365 calendar days and may not be used as collateral in any credit transaction;
•	outflows from proceeds of investments in capital markets are restricted and subject to certain requirements, such as, in certain cases, the mantainance of the investment for a specific period of time;
•	inflows and outflows of foreign currency through the local exchange market, and indebtedness transactions by local residents that may result in a foreign currency payment to non-residents, must be registered with the Argentine Central Bank; and
•	funds from export revenues or financial loans received that are credited in foreign currency overseas must be converted into local currency and credited to a local banking account within a specific period of time.
Regulations issued by the Argentine Central Bank establish specific exceptions pursuant to which some of these requirements may not apply to foreign trade, export finance-related transactions and certain medium term financial loans (subject to compliance with certain requirements), nor to the primary placement of publicly traded securities listed in one or more regulated markets.
Increasingly during 2008 and 2009, the Argentine government has been imposing new restrictions on foreign exchange outflows, including through certain transactions on securities traded locally. Also, in October 2008, the time periods for the repatriation of export revenues credited in foreign currency overseas were, in practice, substantially shortened.
For additional information regarding factors affecting the value of the Argentine peso, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina.”
The market exchange rate of the Argentine peso against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market, although the Argentine government, acting through the Argentine Central Bank, has a number of means by which it may act to maintain exchange rate stability. See Item 3. “Key Information—D. Risk Factors—Risks Relating to our Business— Changes in exchange rates or any limitation in the Ternium companies’ ability to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.” During the first nine months of 2008 the Argentine Central Bank maintained the value of the U.S. dollar around ARP3.0 and ARP3.2 per U.S. dollar. However, since the fourth quarter 2008, the exchange rate between the U.S. dollar and the Argentina peso has been following an upward trend, closing at ARS 3.92/USD on June 8, 2010.

E.	Taxation
The following discussion of the material Luxembourg and United States federal income tax consequences of an investment in the Company’s ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in the Company’s ADSs, such as the tax consequences under United States state and local tax laws.
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
Following a decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime and related billionaire holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly-listed companies –including the Company – are entitled to continue benefiting from their current tax regime until December 31, 2010. If we are unable to mitigate the consequences of the termination of the preferential tax regime, in the future we may be subject to a higher tax burden and holders of our shares or ADSs may be subject to tax withholdings, as described in Item 3.D “Risks Relating to the Structure of the Company”.
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
Dividends will be income from sources outside the United States and depending on your circumstances, will generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.
Taxation of capital gains
Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.
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
We are required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by the Company at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended as applied to foreign private issuers (the “Exchange Act”). Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We prepare quarterly and annual reports containing consolidated financial statements in accordance with IFRS. Our annual consolidated financial statements are certified by an independent accounting firm. We submit quarterly financial information to the SEC on Form 6-K simultaneously with or promptly following the publication of that information in Luxembourg or any other jurisdiction in which the Company’s securities are listed, and will file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from the close of the fiscal year on December 31. These quarterly and annual reports may be reviewed at the SEC’s Public Reference Room. Reports and other information filed electronically with the SEC are also available at the SEC’s website.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
The multinational nature of our operations and customer base expose us to the risk of changes in interest rates, foreign currency exchange rates and commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate market risk. Otherwise, we do not use derivative financial instruments for trading, other speculative purposes or other exposures. In addition, in the ordinary course of business Ternium also faces risks with respect to financial instruments that are either non-financial or non-quantifiable. Such risks principally include country risk and credit risk and are not presented in the following analysis. For additional information about our financial risk management, see note 33 to our audited consolidated financial statements included in this annual report.

The following tables provide a breakdown of Ternium’s debt instruments at December 31, 2009, which included fixed and variable interest rate obligations detailed maturity date:

At December 31, 2009	Expected maturity date, as of December 31,
In thousands of U.S. Dollars	2010	2011	2012	2013	2014	Thereafter	Total
Non-current Debt
Fixed Rate
Floating Rate		497,736	1,289,468				1,787,204

Current Debt
Fixed Rate	15,595						15,595
Floating Rate	523,930						523,930

Total (1) (2)	539,525	497,736	1,289,468				2,326,729

(1)	Borrowings are primarily bank borrowings with third parties. See Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities”.

(2)	As most borrowings are subject to floating rates that approximate market rates, with contractual repricing that occurs every one, three or six months, the fair value of each borrowing approximates its carrying amount and is not disclosed separately.
The weighted average interest rate of Ternium’s debt was 3.04% at December 31, 2009. This figure, which incorporates instruments denominated mainly in U.S. dollars and also includes the effect of derivative financial instruments, was calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2009.
Total Debt by Currency as of December 31, 2009

In thousands of U.S. Dollars
USD	2,315,105
ARP	11,624

Total	2,326,729

Interest Rate Exposure Risk
Interest rate movements create a degree of risk by affecting the amount of Ternium’s interest payments and the value of Ternium’s floating-rate debt. Most of Ternium’s long-term borrowings are at variable rates that are partially fixed through swaps and options. Ternium’s total variable interest rate debt amounted to USD2.3 billion (99% of total borrowings) for the year ended December 31, 2009.
Interest Rate Derivative Contracts
As of December 31, 2009, most of the Company’s long-term borrowings were at floating rates.
Ternium Mexico entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt.
On February 23, 2007, Ternium Mexico entered into four interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD250 million, in an average range of 4.16% to 6.00%. These agreements expire in September 2011 and March 2012.

On June 18, 2008, Ternium Mexico entered into four knock-in swap agreements over an aggregate notional amount of USD894 million, in an average swap level of 5.22% and a knock-in (“KI”) level of 2.5%. These agreements expire in July 2012. As of December 31, 2009, these contracts were accounted for under the hedge accounting method and generated a pre-tax reserve in equity for USD46.7 million.
As of December 31, 2009, Ternium Mexico was a party to interest rate collar and knock-in swaps agreements as detailed in the table below:

At December 31, 2009	Total	Fair Value

Interest Rate Collars Ternium Mèxico
Contract amount (in USD million)	250	(15.1)
Average fixed pay range	6.00%—4.16%

Knock-in swap agreements
Contract amount (in USD million)	894	(63.7)
Average swap level and knock-in level	5.22%—2.50%
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
The following table shows a breakdown of Ternium’s assessed balance sheet exposure to currency risk as of December 31, 2009. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million	Functional Currency
Exposure to	USD		MXN	ARP
US dollar (USD)	(n/a	)	(2,124.8)	161.5
EU euro (EUR)	6.9		(3.2)	39.2
Other currencies	1.4		—	—
We estimate that if the Argentine peso and Mexican peso had devaluated by 1% against the U.S. dollar with all other variables held constant, total pre-tax income for the year would have been USD19.6 million lower, as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly trade receivables and borrowings. This effect would have been offset by the change in the currency translation adjustment recorded in equity.
Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD3.3 billion, the currency translation adjustment included in total equity would have been USD32.5 million lower, arising from the adjustment on translation of the equity related to the Mexican peso and the Argentine peso.
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
During 2009, Siderar entered into several forward agreements to manage the exchange rate exposure generated by its sales in Euros. The notional amount covered as of December 31, 2009 was EUR0.8 million with an average forward price of 1.49 U.S. dollars per Euro.
Beginning in October 2009, our wholly-owned subsidiary Ternium Treasury Services entered into a forward agreement over an aggregate notional amount of 5.3 million Euros, at an exchange rate of 1.46 U.S. dollars per Euro, to manage its exposure to investments in Euros. This forward agreement was settled on April 9, 2010.
Furthermore, during 2009, Ternium Mexico has been covering its exposure denominated in Mexican pesos through forward agreements. As of December 31, 2009, the forward agreements aggregate notional amount was MXN1.2 billion at an average exchange rate of 12.97 Mexican Pesos per U.S. dollar.
As of December 31, 2009, Prosid Investments had a non-deliverable forward (NDF) agreement with a notional amount of ARP36.3 million at an average exchange rate of 4.13 Argentine pesos per U.S. dollar. This NDF agreement cover indirect exposure of short term debt denominated in Argentine pesos. This NDF agreement was settled in February 2010.
The net fair values of the exchange rate derivative contracts as of December 31, 2009 were:

USD Thousands
Currencies	Contract	Notional amount		Fair Value
USD/EUR	Forward	EUR	6,151	177
MXN/USD	Forward	MXN	1,167,000	773
ARP/USD	ND Forward	ARS	36,272	638

				1,588

Commodities Exposure Risk
Ternium’s subsidiaries use certain commodities and raw materials that are subject to price volatility caused by supply and weather conditions, political situations, financial variables and other unpredictable factors. As a result, they are exposed to volatility in the price of these commodities and raw materials. Ternium’s policy is to manage this risk by partially fixing the underlying price or limiting its volatility for a defined period.
Natural Gas
As discussed in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other inputs”, Siderar covers its needs for the supply of natural gas at spot local market conditions. On the other hand, Ternium Mexico purchases all of its natural gas from Pemex Gas and three distributors. Natural gas prices for Ternium Mexico are determined based on the average of the quoted prices of several indexes plus transportation and service costs depending on the areas or cities or pursuant to the methodology approved by the Energy Regulatory Commission for prices applicable to an area as the case may be. Those prices are related to market prices of natural gas in US and are, therefore, subject to price volatility caused by natural gas demand conditions in US, including US weather conditions, natural gas supply conditions to US and other factors that are outside Ternium Mexico’s control and which are generally unpredictable. Ternium Mexico constantly monitors the natural gas markets to manage this exposure.
Commodities Derivative Contracts
Until August 2009, Ternium Mexico has entered into derivative structures to manage the impact of the fluctuation of natural gas price over its cost. Since August 2009, Ternium Mexico has not covered its natural gas price exposure with derivative structures, although has continued monitoring the natural gas market.

Other Commodities and raw materials
In the past, management has used commodity derivative instruments to cover fluctuations in the market prices of certain raw materials used in the production processes, such as zinc, aluminum and tin. While these markets are monitored periodically, during 2007, 2008 and 2009 Ternium has not hedged any commodity positions other that those of natural gas.
Item 12. Description of Securities Other Than Equity Securities
A.	Debt Securities
Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities
Not applicable.
D.	American Depositary Shares
According to our deposit agreement, holders of ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below:

Depositary services	Associated Fee
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	USD5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement Terminates

Any cash distribution to ADS registered holders	USD0.02 (or less) per ADSs

• Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS (e.g. stock transfer taxes, stamp duty or withholding taxes)	As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities

• Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares	Registration or transfer fees

• Cable, telex and facsimile transmissions	Expenses of the Depositary

• Conversion of foreign currency

Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been shares and the shares had been deposited for issuance of ADSs

Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary
The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for Depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Fees payable by the Depositary to the Company
Fees incurred in 2009. In 2009, Ternium received no fees or other direct and indirect payment from the depositary in conection with the deposited securities.
Fees to be paid in the future. Upon any listing of the Company’s shares in a non-U.S. stock exchange allowing for cross border activity, the Depositary has agreed to reimburse the Company for expenses incurred related to the administration and maintenance of the ADS program, including investor relations expenses, annual NYSE listing fees and other program related expenses. There are limits on the amount of expenses for which the Depositary will reimburse the Company. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs. The Company does not expect to receive any reimbursement from the Depositary in the near future.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Exchange Act as of December 31, 2009. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.
Management’s report on internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Ternium’s internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its financial statements for external purposes in accordance with International Financial Reporting Standards.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management conducted its assessment of the effectiveness of Ternium’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that Ternium’s internal control over financial reporting, as of December 31, 2009, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.
The effectiveness of Ternium’s internal control over financial reporting as of December 31, 2009 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm.”
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
Item 16A. Audit Committee Financial Expert
On June 2, 2010, our board of directors has determined that none of the independent members of the audit committee, meets the attributes defined in Item 16A of Form 20-F for “audit committee financial experts.” We do not have an audit committee financial expert because we have concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time as it deems necessary, engages persons that meet all of the attributes of an “audit committee financial expert” as consultants.
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
Item 16C. Principal Accountant Fees and Services
Fees Paid to the Company’s Principal Accountant
In 2009, Price Waterhouse & Co. S.R.L., Argentina, an independent registered public accounting firm (PwC) served as the principal external auditor for the Company. Fees paid to PwC in 2009 and 2008 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2009*	2008**

Audit Fees	2,422	2,842
Audit-Related Fees	213	162
Tax Fees	—	8
All Other Fees	166	188

Total	2,801	3,200

*	Based on the exchange rate between the U.S. Dollar and each applicable local currency as of December 1, 2008.

**	Based on the exchange rate between the U.S. Dollar and each applicable local currency as of December 31, 2007
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
During 2009, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In 2009, to our knowledge, there were no purchases of any class of registered equity securities of the Company by the Company or any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act).
On June 2, 2010, the Company’s annual general shareholders meeting resolved to cancel the authorization granted to the Company and to the Company’s subsidiaries to acquire, from time to time, shares, including shares represented by ADRs, granted by the general meeting of shareholders held on June 3, 2009, and to grant a new authorization to the Company and to the Company’s subsidiaries to purchase, acquire or receive, from time to time shares of the Company, including shares represented by ADRs, on the following terms and conditions:
•	The acquisitions of shares may be made in one or more transactions as the Board of Directors of the Company or the board of directors or other governing body of the relevant entity, as applicable, considers advisable. The number of shares acquired as a block may amount to the maximum permitted amount of purchases;
•	The maximum number of shares, including shares represented by ADRs, acquired pursuant to this authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the shares or ADRs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market;

•	The purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADRs in the New York Stock Exchange during the five trading days in which transactions in the ADRs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADRs are purchased. In the case of purchases of shares other than in the form of ADRs, the maximum and minimum per share purchase prices shall be equal to the prices that would have applied in case of an ADR purchase pursuant to the formula above divided by the number of underlying shares represented by an ADR at the time of the relevant purchase. Such maximum and minimum purchase prices shall also apply to over-the-counter or off-market transactions. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorization (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled;
•	The above maximum and minimum purchase prices shall, in the event of a change in the par value of the shares, a capital increase by means of a capitalization of reserves, a distribution of shares under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity be adapted automatically, so that the impact of any such transaction on the value of the shares shall be reflected;
•	The acquisitions of shares may not have the effect of reducing the Company’s net assets below the sum of the Company’s capital stock plus its undistributable reserves;
•	Only fully paid-up shares may be acquired pursuant to this authorization;
•	The acquisitions of shares may be carried out for any purpose, as may be permitted under applicable laws and regulations, including, without limitation, to reduce the share capital of the Company, to offer such shares to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to the Company’s or the Company’s subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments;
•	The acquisitions of shares may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the shares or other securities representing shares are traded, through public offers to all shareholders of the Company to buy shares, through the use of derivative financial instruments or option strategies, or in over the counter or off-market transactions or in any other manner;
•	The acquisitions of shares may be carried out at any time and from time to time during the duration of the authorization, including during a tender offer period, as may be permitted under applicable laws and regulations;
•	The authorization granted to acquire shares shall be valid for such maximum period as may be provided for under applicable Luxembourg law as in effect from time to time (such maximum period being, as of to date, five years);
•	The acquisitions of shares shall be made at such times and on such other terms and conditions as may be determined by the Board of Directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that any such purchase shall comply with Article 49-2 et.seq. of the Luxembourg law of August 10, 1915 on commercial companies, as amended (or any successor law) and, in the case of acquisitions of shares made through a stock exchange in which the shares or other securities representing shares are traded, with any applicable laws and regulations of such market.
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

Item 16F. Change in Registrant’s Certifying Accountant
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
In addition, NYSE-listed companies are required to provide a method for interested parties to communicate directly with the non-management directors as a group. While we do not have such a method, we have set up a compliance line for investors and other interested parties to communicate their concerns to members of our audit committee (which, as already stated, are independent).
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
Code of Business Conduct and Ethics
Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Neither Luxembourg law nor our Articles of Association require the adoption or disclosure of such a code of conduct. We have adopted a code of conduct that applies to all directors, officers and employees, which is posted on our website and complies with the NYSE’s requirements, except that does not require the disclosure of waivers of the code for directors and officers. In addition, we have adopted a supplementary code of ethics for senior financial officers which is also posted on our website.
Chief Executive Officer Certification
A chief executive officer of a U.S. company listed on NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE rules applicable to foreign private issuers, our chief executive officer is not required to provide NYSE with this annual compliance certification. However, in accordance with NYSE rules applicable to all listed companies, our chief executive officer must promptly notify NYSE in writing after any of our executive officers becomes aware of any noncompliance with any applicable provision of NYSE’s corporate governance standards. In addition, we must submit an executed written affirmation annually and an interim written affirmation each time a change occurs to the board or the audit committee.
PART III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements
See pages F-1 through F-58 of this annual report.

Item 19. Exhibits

Exhibit
Number	Description
1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of June 2, 2010.
2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York*
4.1	Shareholders’ Agreement, dated July 20, 2005, between I.I.I.—Industrial Investments Inc. and Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS**
4.2	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***
4.3	Promissory Notes (pagarés) numbered 1 to 7 issued by CVG on May 7, 2009.****
8.1	List of subsidiaries of Ternium S.A.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

**	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 11, 2006 (File No. 333-130950).

***	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2009 (File No.001-32734 09919440).

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TERNIUM S.A.
June 30, 2010	By:	/s/ Pablo Brizzio
		Name:	Pablo Brizzio
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of June 2, 2010.
2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York*
4.1	Shareholders’ Agreement, dated July 20, 2005, between I.I.I.—Industrial Investments Inc. and Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS**
4.2	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***
4.3	Promissory Notes (pagarés) numbered 1 to 7 issued by CVG on May 7, 2009.****
8.1	List of subsidiaries of Ternium S.A.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

**	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 11, 2006 (File No. 333-130950).

***	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2009 (File No. 001-32734 09919440).

TERNIUM S.A.
CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
46a, Avenue John F. Kennedy, 2nd floor
L — 1855
R.C.S. Luxembourg : B 98 668

TERNIUM S.A.
Index to financial statements
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Ternium S.A.:
In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control Over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
June 29, 2010

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)

Marcelo D. Pfaff

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Notes	2009	2008	2007
Continuing operations
Net sales		4,958,983	8,464,885	5,633,366
Cost of sales	6	(4,110,370)	(6,128,027)	(4,287,671)

Gross profit		848,613	2,336,858	1,345,695

Selling, general and administrative expenses	7	(531,530)	(669,473)	(517,433)
Other operating (expenses) income, net	9	(20,700)	8,662	8,514

Operating income		296,383	1,676,047	836,776

Interest expense		(105,810)	(136,111)	(133,109)
Interest income		21,141	32,178	41,613
Interest income — Sidor financial asset		135,952	—	—
Other financial income (expenses), net	10	81,639	(693,192)	(38,498)

Equity in earnings of associated companies	14	1,110	1,851	434

Income before income tax expense		430,415	880,773	707,216

Income tax (expense) benefit
Current and deferred income tax expense	11	(91,314)	(258,969)	(291,345)
Reversal of deferred statutory profit sharing	4 (m)	—	96,265	—

Income from continuing operations		339,101	718,069	415,871

Discontinued operations
Income from discontinued operations	29	428,023	157,095	579,925

Profit for the year		767,124	875,164	995,796

Attributable to:
Equity holders of the Company	28	717,400	715,418	784,490
Minority interest		49,724	159,746	211,306

		767,124	875,164	995,796

Weighted average number of shares outstanding	28	2,004,743,442	2,004,743,442	2,004,743,442

Basic and diluted earnings per share (expressed in USD per share) for profit:

- From continuing operations attributable to the equity holders of the Company		0.15	0.27	0.15

- From discontinued operations attributable to the equity holders of the Company		0.21	0.09	0.24

- For the year attributable to the equity holders of the Company		0.36	0.36	0.39
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31, 2009			Year ended December 31, 2008				Year ended December 31, 2007
	Attributable			Attributable				Attributable
	to the			to the				to the
	Company’s	Minority		Company’s	Minority			Company’s	Minority
	equity holders	interest	Total	equity holders	interest	Total		equity holders	interest	Total

Profit for the year	717,400	49,724	767,124	715,418	159,746	875,164		784,490	211,306	995,796

Other comprehensive income:

Currency translation adjustment	(42,359)	(51,563)	(93,922)	(417,746)	(85,250)	(502,996	) (1)	10,869	(13,152)	(2,283)

Cash flow hedges	31,831	4,050	35,881	(73,257)	(9,317)	(82,574)		—	—	—

Income tax relating to cash flow hedges	(8,083)	(1,029)	(9,112)	20,512	2,609	23,121		—	—	—

Other comprehensive (loss) income for the year, net of tax	(18,611)	(48,542)	(67,153)	(470,491)	(91,958)	(562,449)		10,869	(13,152)	(2,283)

Total comprehensive income for the year	698,789	1,182	699,971	244,927	67,788	312,715		795,359	198,154	993,513

(1)	Includes an increase of USD 151.5 million corresponding to the currency translation adjustment from discontinued operations. See note 29 (ii).
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	December 31, 2009		December 31, 2008
ASSETS
Non-current assets
Property, plant and equipment, net	12	4,040,415		4,212,313
Intangible assets, net	13	1,085,412		1,136,367
Investments in associated companies	14	6,577		5,585
Other investments, net	15	16,414		16,948
Receivables, net	16	101,317	5,250,135	120,195	5,491,408

Current assets
Receivables	17	136,300		248,991
Derivative financial instruments	25	1,588		1,516
Inventories, net	6 & 18	1,350,568		1,826,547
Trade receivables, net	19	437,835		622,992
Sidor financial asset	29 (ii)	964,359		—
Available for sale assets — discontinued operations	29 (ii)	—		1,318,900
Other investments	20	46,844		90,008
Cash and cash equivalents	20	2,095,798	5,033,292	1,065,552	5,174,506

Non-current assets classified as held for sale			9,246		5,333

			5,042,538		5,179,839

Total assets			10,292,673		10,671,247

EQUITY
Capital and reserves attributable to the company’s equity holders			5,296,342		4,597,370
Minority interest			964,897		964,094

Total equity			6,261,239		5,561,464

LIABILITIES
Non-current liabilities
Provisions	21	18,913		24,400
Deferred income tax	23	857,297		810,160
Other liabilities	24	176,626		148,690
Derivative financial instruments	25	32,627		65,847
Borrowings	26	1,787,204	2,872,667	2,325,867	3,374,964

Current liabilities
Current tax liabilities		103,171		194,075
Other liabilities	24	57,021		103,376
Trade payables		412,967		438,711
Derivative financial instruments	25	46,083		57,197
Borrowings	26	539,525	1,158,767	941,460	1,734,819

Total liabilities			4,031,434		5,109,783

Total equity and liabilities			10,292,673		10,671,247

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
		Initial
		public	Revaluation	Capital	Currency
	Capital	offering	and other	stock issue	translation	Retained		Minority	Total
	stock (2)	expenses	reserves	discount (3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2009	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464
Profit for the year						717,400	717,400	49,724	767,124
Other comprehensive income (loss) for the year			23,748		(42,359)		(18,611)	(48,542)	(67,153)
Total comprehensive income (loss) for the year			23,748		(42,359)	717,400	698,789	1,182	699,971

Acquisition of business (4)			183				183	(379)	(196)

Balance at December 31, 2009	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)	At December 31, 2009, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD 1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)
On February 5, 2009, Ternium Internacional España S.L.U. acquired from its related company Siderca S.A.I.C., 53,452 shares of Siderar S.A.I.C., representing 0.015% of that company’s share capital, for an aggregate purchase price of USD 196 thousand. After this acquisition, Ternium increased its ownership in Siderar to 60.94%.

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

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
		Initial
		public	Revaluation	Capital	Currency
	Capital	offering	and other	stock issue	translation	Retained		Minority	Total
	stock (2)	expenses	reserves	discount (3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2008	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923
Profit for the year						715,418	715,418	159,746	875,164
Other comprehensive loss for the year			(52,745)		(417,746)		(470,491)	(91,958)	(562,449)

Total comprehensive (loss) income for the year			(52,745)		(417,746)	715,418	244,927	67,788	312,715

Reversal of revaluation reserves related to discontinued operations (4)			(91,696)			91,696	—	—	—
Dividends paid in cash and other distributions (5)			(100,237)				(100,237)		(100,237)
Dividends paid in cash and other distributions by subsidiary companies								(19,595)	(19,595)
Minority interest in discontinued operations								(889,342)	(889,342)

Balance at December 31, 2008	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)	At December 31, 2008, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD 1 each

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)
Corresponds to the reversal of the revaluation reserve recorded in fiscal year 2005, representing the excess of fair value over the book value of Ternium’s pre-acquisition interest in the net assets of Sidor.

(5)	Represents USD 0.05 per share (USD 0.50 per ADS)
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

	Attributable to the Company’s equity holders (1)
		Initial
		public	Revaluation	Capital	Currency
	Capital	offering	and other	stock issue	translation	Retained		Minority	Total
	stock (2)	expenses	reserves	discount (3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2007	2,004,743	(23,295)	2,047,200	(2,324,866)	(121,608)	2,175,384	3,757,558	1,626,119	5,383,677

Profit for the year						784,490	784,490	211,306	995,796
Other comprehensive income (loss) for the year					10,869		10,869	(13,152)	(2,283)

Total comprehensive income for the year					10,869	784,490	795,359	198,154	993,513

Dividends paid in cash and other distributions (4)			(100,237)				(100,237)		(100,237)
Dividends paid in cash and other distributions by subsidiary companies								(20,000)	(20,000)
Acquisition of business								(195)	(195)
Contributions from minority shareholders in consolidated subsidiaries								1,165	1,165

Balance at December 31, 2007	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)	At December 31, 2007, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD 1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)	Represents USD 0.05 per share (USD 0.50 per ADS)
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2009	2008	2007
Cash flows from operating activities
Income from continuing operations		339,101	718,069	415,871
Adjustments for:
Depreciation and amortization	12&13	385,105	413,541	355,271
Income tax accruals less payments	31(b)	(49,342)	(88,511)	(51,471)
Equity in earnings of associated companies	14	(1,110)	(1,851)	(434)
Interest accruals less payments	31(b)	10,706	(84,151)	87,580
Impairment charge	27 (ii)	27,022	—	—
Changes in provisions	21	4,614	2,358	2,995
Changes in working capital	31(b)	635,179	(1,071,472)	97,728
Interest income — Sidor financial asset	29 (ii)	(135,952)	—	—
Net foreign exchange results and others		(53,565)	629,530	28,878

Net cash provided by operating activities		1,161,758	517,513	936,418

Cash flows from investing activities
Capital expenditures	12&13	(208,590)	(587,904)	(344,293)
Acquisition of business:
Purchase consideration	3	(196)	—	(1,728,869)
Cash acquired	3	—	—	190,087
Income tax credit paid on business acquisition	3	—	—	(297,700)
Decrease (Increase) in other investments		43,163	(24,674)	(65,337)
Proceeds from the sale of property, plant and equipment		3,245	2,103	24,490
Proceeds from Sidor financial asset	29 (ii)	953,611	—	—
Proceeds from the sale of discontinued operations	29(i)	—	718,635	—
Discontinued operations	29 (iv)	—	242,370	419,305

Net cash provided by (used in) investing activities		791,233	350,530	(1,802,317)

Cash flows from financing activities
Dividends paid in cash and other distributions to company’s shareholders		—	(100,237)	(100,237)
Dividends paid in cash and other distributions by subsidiary companies		—	(19,595)	(20,000)
Contributions from minority shareholders in consolidated subsidiaries		—	—	1,165
Proceeds from borrowings		219,037	519,809	4,052,745
Repayments of borrowings		(1,141,625)	(1,152,886)	(2,574,627)

Net cash (used in) provided by financing activities		(922,588)	(752,909)	1,359,046

Increase in cash and cash equivalents		1,030,403	115,134	493,147
Movement in cash and cash equivalents
At January 1,		1,065,552	1,125,830	632,941
Effect of exchange rate changes		(157)	(17,518)	(258)
Increase in cash and cash equivalents		1,030,403	115,134	493,147
Cash & cash equivalents of discontinued operations at March 31, 2008		—	(157,894)	—

Cash and cash equivalents at December 31,	20	2,095,798	1,065,552	1,125,830

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1	General information

2	Basis of presentation

3	Acquisition of business

4	Accounting policies

5	Segment information

6	Cost of sales

7	Selling, general and administrative expenses

8	Labor costs (included in cost of sales, selling, general and administrative expenses)

9	Other operating (expenses) income, net

10	Other financial income (expenses), net

11	Income tax expense

12	Property, plant and equipment, net

13	Intangible assets, net

14	Investments in associated companies

15	Other investments, net — non current

16	Receivables, net — non current

17	Receivables — current

18	Inventories, net

19	Trade receivables, net

20	Cash, cash equivalents and other investments

21	Allowances and Provisions — non current

22	Allowances — current

23	Deferred income tax

24	Other liabilities

25	Derivative financial instruments

26	Borrowings

27	Contingencies, commitments and restrictions on the distribution of profits

28	Earnings per share

29	Discontinued operations

30	Related party transactions

31	Cash flow disclosures

32	Recently issued accounting pronouncements

33	Financial risk management

34	Subsequent Events

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
1 General information
Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.
Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s Initial Public Offering was settled on February 6, 2006. As from that date, 2,004,743,442 shares were outstanding.
2 Basis of presentation
These consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (February 2010), as issued by the International Accounting Standards Board, and adopted by the European Union. These consolidated financial statements are presented in thousands of United States dollars (“USD”).
Ternium was assigned the equity interests previously held by its ultimate parent company San Faustín N.V. (“San Faustín”) and its subsidiaries in various flat and long steel manufacturing and distributing companies. As these transactions were carried out among entities under common control, the assets and liabilities contributed to the Company have been accounted for at the relevant predecessor’s cost, reflecting the carrying amount of such assets and liabilities. Accordingly, the consolidated financial statements include the financial statements of the above-mentioned companies on a combined basis at historical book values on a carryover basis as though the contribution had taken place on January 1, 2003, (Ternium’s transition date to IFRS) and no adjustment has been made to reflect fair values at the time of the contribution.
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
Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s consolidated financial statements.
These consolidated financial statements have been approved for issue by the Board of Directors on February 23, 2010.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)
Detailed below are the companies whose financial statements have been included in these consolidated financial statements.

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2009	2008	2007
Ternium S.A.	Luxembourg	Holding of investments in flat and long steel manufacturing and distributing companies	100.00%	100.00%	100.00%
Hylsamex S.A. de C.V. (1)	Mexico	Holding company	—	—	88.23%
Siderar S.A.I.C.	Argentina	Manufacturing and selling of flat steel products	60.94%	60.93%	60.93%
Sidor C.A. (2)	Venezuela	Manufacturing and selling of steel products	—	—	56.38%
Ternium Internacional S.A.	Uruguay	Holding company and marketing of steel products	100.00%	100.00%	100.00%
Ylopa — Servicos de Consultadoria Lda. (3)	Portugal	Participation in the debt restructuring process of Amazonia and Sidor C.A.	94.38%	94.38%	95.66%
Consorcio Siderurgia Amazonia S.L.U. (formerly Consorcio Siderurgia Amazonia Ltd.) (4)	Spain	Holding of investments in Venezuelan steel companies	94.38%	94.38%	94.38%
Ternium Procurement S.A. (formerly Alvory S.A.)	Uruguay	Holding of investment in procurement services companies	100.00%	100.00%	100.00%
Comesi San Luis S.A.I.C. (5)	Argentina	Production of cold or hot rolled prepainted, formed and skelped steel sheets	—	—	61.32%
Impeco S.A. (6)	Argentina	Manufacturing of pipe products	60.97%	60.96%	60.93%
Inversiones Basilea S.A. (7)	Chile	Purchase and sale of real estate and other	60.94%	60.93%	60.93%
Prosid Investments S.C.A.(7)	Uruguay	Holding company	60.94%	60.93%	60.93%
Ternium Internacional España S.L.U. (8)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (9)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (9)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International B.V. (9)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional Perú S.A.C. (9)	Peru	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional de Colombia S.A. (formerly Imsa Colombia S.A.) (9)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International Inc.	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Hylsa S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	88.71%	88.71%	88.23%

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2009	2008	2007
Ferropak Comercial S.A. de C.V. (10)	Mexico	Scrap services company	88.71%	88.71%	88.23%
Ferropak Servicios S.A. de C.V. (10)	Mexico	Services	88.71%	88.71%	88.23%
Galvacer America Inc (10)	USA	Distributing company	88.71%	88.71%	88.23%
Galvamet America Corp (10)	USA	Manufacturing and selling of insulates panel products	88.71%	88.71%	88.23%
Transamerica E. & I. Trading Corp (10)	USA	Scrap company	88.71%	88.71%	88.23%
Las Encinas S.A. de C.V. (10)	Mexico	Exploration, explotation and pelletizing of iron ore	88.71%	88.71%	88.23%
Técnica Industrial S.A. de C.V. (10)	Mexico	Services	88.71%	88.71%	88.23%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (11)	Mexico	Exploration, explotation and pelletizing of iron ore	44.36%	44.36%	44.12%
Peña Colorada Servicios S.A. de C.V. (11)	Mexico	Services	44.36%	44.36%	44.12%
Ternium Treasury Services S.A.	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium Treasury Services B.V	Holanda	Financial Services	100.00%	100.00%	100.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (12)	Mexico	Medical and Social Services	66.09%	66.09%	65.73%
Ternium Mexico S.A. de C.V.	Mexico	Holding company	88.71%	88.71%	100.00%
(formerly Grupo Imsa S.A.B. de C.V.) Sefimsa S.A. de C.V. (13)	Mexico	Financial Services	88.71%	88.71%	100.00%
Ecore Holding S. de R.L. de C.V. (13)	Mexico	Holding company	88.71%	88.71%	100.00%
Neotec L.L.C. (13)	USA	Holding company	88.71%	88.71%	100.00%
Treasury Services S.A. de C.V. (formerly Treasury Services L.L.C.) (13)	Mexico	Financial Services	88.71%	88.71%	100.00%
APM, S.A. de C.V. (13)	Mexico	Manufacturing and selling of steel products	88.71%	88.71%	100.00%
Acedor, S.A. de C.V. (13)	Mexico	Holding company	88.71%	88.71%	100.00%
Empresas Stabilit S.A. de C.V. (13)	Mexico	Holding company	88.71%	88.71%	100.00%
Acerus S.A. de C.V. (13)	Mexico	Manufacturing and selling of steel products	88.71%	88.71%	100.00%
Imsa Monclova S.A. de C.V. (13)	Mexico	Services	88.71%	88.71%	100.00%
Ternium Internacional Guatemala S.A. (formerly Industrias Monterrey S.A.) (13)	Guatemala	Manufacturing and selling of steel products	88.71%	88.71%	100.00%
Corporativo Grupo Imsa S.A. de C.V. (13)	Mexico	Services	88.71%	88.71%	100.00%

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2009	2008	2007
Ternium USA Inc. (formerly Imsa Holding Inc.) (13)	USA	Holding company	88.71%	88.71%	100.00%
Ternium Guatemala S.A. (formerly Industria Galvanizadora S.A.) (13)	Guatemala	Manufacturing and selling of steel products	88.71%	88.71%	100.00%
Imsa Caribbean Inc. (13)	Puerto Rico	Manufacturing and selling of steel products	88.71%	88.71%	100.00%
Ternium Internacional Nicaragua S.A. (formerly Industria Galvanizadora S.A.) (13)	Nicaragua	Manufacturing and selling of steel products	88.18%	88.09%	99,30%
Ternium Internacional Honduras S.A. de C.V. (formerly Industria Galvanizadora de Honduras S.A. de C.V.) (13)	Honduras	Manufacturing and selling of steel products	88.00%	88.00%	99.20%
Ternium Internacional El Salvador, S.A. de C.V. (formerly Industria Galvanizadora S.A. de C.V.) (13)	El Salvador	Manufacturing and selling of steel products	88.65%	88.65%	99.93%
Ternium Internacional Costa Rica S.A. (formerly Industrias Monterrey S.A) (13)	Costa Rica	Manufacturing and selling of steel products	88.71%	88.71%	100.00%
Dirken Company S.A. (14)	Uruguay	Holding Company	100.00%	100.00%	—
Secor- Servicios Corporativos S.A.	Venezuela	Holding Company	94.38%	93.44%	—
Ternium Brasil S.A.	Brazil	Holding Company	100.00%	100.00%	—
Ternium Engineering & Services S.A.(15)	Uruguay	Engineering and other services	100.00%	—	—
Ternium Ingeniería y Servicios de Argentina S.A. (15)	Argentina	Engineering services	100.00%	—	—
Ternium Ingeniería y Servicios de Mexico S.A. de C.V. (15)	Mexico	Engineering and other services	100.00%	—	—

(1)	Effective April 1, 2008 it was merged with and into Ternium Mexico S.A. de C.V.

(2)	See Note 29 (ii).

(3)	Directly (85.62%) and indirectly through Prosid Investments S.C.A. (8.76%). Total voting rights held: 100.00%.

(4)	Indirectly through Ylopa — Servicos de Consultadoría Lda.. Total voting rights held: 100.00%. As of April 25, 2008, this subsidiary was relocated into Spain (formerly Cayman Islands)

(5)	As of December, 2008 it was merged with and into Impeco S.A.

(6)	Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.

(7)	Indirectly through Siderar S.A.I.C. Total voting rights held 100.00%.

(8)	Indirectly through Dirken Company S.A. Total voting rights held 100.00%

(9)	Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%

(10)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 99.93%.

(11)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 50.00%. Consolidated under the proportionate consolidation method.

(12)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.

(13)
Indirectly through Ternium Mexico S.A. de C.V. (see Note 3). Effective April 1, 2008 Siderar exchanged all of its shares in Hylsamex for shares in Ternium Mexico S.A. de C.V., thus reducing Ternium’s indirect participation in all of Ternium Mexico’s subsidiaries.

(14)	Incorporated during 2008, as a result of a spin off of Ternium Internacional S.A.

(15)	Incorporated during 2009.

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
Upon consummation of the transaction, the Company was subject to an income tax payment of USD 297.7 million. This payment can be credited against income tax obligations for the following three fiscal years. As the Company initially expected to generate sufficient taxable income in that period, the above mentioned amount has been considered as an income tax prepayment. As of December 31, 2009, there was no remaining tax credit and as of December 31, 2008 the remaining tax credit totaled USD 28.2 million.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
3 Acquisition of business (continued)
Grupo Imsa S.A.B. de C.V. (“Grupo Imsa”) (continued)
The transactions were financed primarily through the incurrence of debt as follows:
•
Ternium made several borrowings in an aggregate principal amount of USD 125 million under a loan facility (the “Ternium Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described tender offer. Ternium’s loans under the Ternium Facility were to be repaid in nine consecutive and equal semi-annual installments commencing on July 26, 2008. On January 28, 2008, the company prepaid all of its outstanding obligations with Calyon New York Branch, amounting to approximately USD 129.1 million.

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

The loans are divided in two tranches of equal principal amount. Tranche A loans are being repaid in seven equal semi-annual installments beginning on January 26, 2009, while tranche B loans will be repaid in one installment due on July 26, 2012.
These facilities contain covenants customary for transactions of this type, including limitations on liens and encumbrances, restrictions on investments, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). There are no limitations to the payment of dividends under either facility, except in case of non compliance of the above mentioned covenants.
Pro forma data including acquisitions for the year ended December 31, 2007

Had the Grupo Imsa transaction been consummated on January 1, 2007, then Ternium’s unaudited pro forma net sales and net income for the year ended December 31, 2007 would have been approximately USD 9.6 billion and USD 0.8 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained prior to such transaction and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the transaction as described above.
Subsidiary reorganization

Effective April 1, 2008, Ternium Mexico S.A. de C.V. (“Ternium Mexico”) was formed as a result of the merger of Grupo Imsa, Hylsamex and Hylsamex’s major shareholder. Ternium Mexico and its subsidiaries operate all of Ternium’s mining and steel production activities in Mexico.
4 Accounting policies
These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2008, except for the application of the following accounting pronouncements, which became effective on January 1, 2009:
1) IAS 1 revised, “Presentation of Financial Statements”
IAS 1 has been revised to enhance the usefulness of information presented in the financial statements. Ternium has applied IAS 1 revised that, among other changes, has incorporated the following:
(a)
all changes in equity arising from transactions with owners in their capacity as owners (i.e. owner changes in equity) have been presented separately from non-owner changes in equity. Under IAS 1 revised, an entity is not permitted to present components of comprehensive income (i.e. non-owner changes in equity) in the statement of changes in equity;

(b)	income and expenses have been presented in two statements (a separate income statement and a statement of comprehensive income), separately from owner changes in equity;

(c)	components of other comprehensive income have been displayed in the statement of comprehensive income; and

(d)	total comprehensive income has been presented in the financial statements.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
2) IAS 23 revised, “Borrowing Costs”
Beginning on January 1, 2009, and as required by IAS 23 revised, Ternium capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period.
At December 31, 2009, the capitalized borrowing costs are not material.
3) IFRS 8, “Operating Segments”
Ternium adopted IFRS 8 “Operating Segments” as from January 1, 2007, which replaces IAS 14 and requires an entity to report financial and descriptive information about its reportable segments (as aggregations of operating segments). Financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments also giving certain descriptive information. See Note 4(u).
4) IFRS 7, “Financial Instruments — Disclosures (amendment)”
This amendment, effective 1 January 2009, requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.
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
(4) First-time application of IFRS
The Company’s transition date is January 1, 2003. Ternium prepared its opening IFRS statement of financial position at that date.
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
(2) Subsidiary companies
The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:
(i) assets and liabilities are translated at the closing rate of each statement of financial position;
(ii) income and expenses for each income statement are translated at average exchange rates; and
(iii) all resulting translation differences are recognized within other comprehensive income.
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
•	Financial assets as at fair value through profit or loss: mainly financial assets that are held for trading;

•	Held to maturity investments: these investments are recorded at amortized cost using the effective interest method less accumulated impairment, with revenue recognized on an effective yield basis;

•
Available-for-sale (“AFS”) financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income (“OCI”) with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period;

•
Loans and receivables: are measured at amortized cost using the effective interest method less accumulated impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest would be immaterial; and

•	Other non derivative financial instruments are measured at amortized cost using the effective interest method, less accumulated impairment losses when applicable.
The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.
Financial assets and liabilities are recognized and derecognized on the trade date.
Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(c) Financial instruments (continued)
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
Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	15-40 years
Production equipment	10-25 years
Vehicles, furniture and fixtures and other equipment	5-15 years
The assets’ useful lives are reviewed, and adjusted if appropriate, at each year end.
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

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(e) Intangible assets (continued)
(2) Mining concessions and exploration costs
Mining license was recognized as a separate intangible asset upon the acquisition of Hylsamex and comprises the right to exploit or explore the mines and is recognized at its fair value at acquisition date less accumulated amortization. Amortization charge is calculated according to the mineral extracted in each period and is included in cost of sales.
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
(4) Research and development
Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2009, 2008 and 2007 totaled USD 0.7 million, USD 0.8 million and USD 1.1 million, respectively.
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
(f) Impairment (continued)
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
The discount rates used are based on Ternium’s weighted average cost of capital, which is adjusted for specific country and currency risks associated with the cash flow projections. To perform the test, post-tax rates have been applied. Discount rates used range from 11.8 to 16.7%.
Due to the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.
At December 31, 2009, an impairment provision over the agreement with Corus recognized as intangible asset, was recorded for the amount of USD 27.0 million. See note 27 (ii). At December 31, 2008 and 2007, no impairment provisions were recorded.
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
The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (v) (4)).

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
(j) Cash and cash equivalents
Cash and cash equivalents and highly liquid short-term securities are carried at fair market value, except for time deposits which are carried at amortized cost and its amount does not defer significantly from its fair value.
For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition).
In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.
(k) Non current assets (disposal groups) classified as held for sale
Non-current assets (disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.
The carrying value of non-current assets classified as held for sale, at December 31, 2009 and 2008 totals USD 9.2 million and USD 5.3 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.
(l) Borrowings
Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.
Capitalized borrowing costs are amortized over the life of their respective debt.
(m) Income taxes — current and deferred
Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.
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
Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

4 Accounting policies (continued)
(m) Income taxes — current and deferred (continued)
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
Under Mexican law, Ternium’s subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, the Company accounts for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax.
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
The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at year end, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.
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
Mexico
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
As of December 31, 2009, the outstanding liability corresponding to the Program amounts to USD 5.7 million. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2009, is USD 8.3 million.
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
(p) Trade payables
Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(q) Revenue recognition

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
(r) Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.
(s) Earnings per share
Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 28).
(t) Derivative financial instruments and hedging activities
Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2009, the effective portion of designated cash flow hedges amounts to USD 32.7 million (net of taxes for USD 14.0 million) and is included under “cash flow hedges” line item in the statement of comprehensive income.
More information about accounting for derivative financial instruments and hedging activities is included in Note 33 “Financial risk management”.
(u) Segment information
Reportable operating segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.
The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.
The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semi-finished state), wire rod and bars.
The other products segment includes products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.
Reportable geographical information: There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States and Mexico. The South and Central American area comprises principally Argentina, Colombia, Chile, Paraguay, Ecuador, Guatemala, Costa Rica and Brazil.
Allocation of net sales is based on the customers’ location. Allocation of assets and capital expenditures is based on their corresponding location.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(v) Critical Accounting Estimates
The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.
The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.
(1) Goodwill impairment test
Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis.
Goodwill is tested at the level of the cash generating units, or CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium’s weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Discount rate used at December 31, 2009 was 11.8% and no impairment charge resulted from the impairment test performed.
(2) Income taxes
Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on those estimates, management did not record a valuation allowance at December 31, 2009.
(3) Loss contingencies
Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates.
The loss contingencies provision amounts to USD 18.9 million as of December 31, 2009.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(v) Critical Accounting Estimates
(4) Allowance for obsolescence of supplies and spare parts and slow-moving inventory
Management assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete.
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
As of December 31, 2009 there was no allowance for net realizable value, whereas of December 31, 2008, USD 160.9 million had been recorded as allowance for net realizable value and USD 58.2 million and USD 124.9 million, respectively, had been recorded as allowance for obsolescence.
(5) Valuation of the Sidor financial asset
As further described in Note 29 (ii), on May 7, 2009, the Company reached an agreement with CVG for the transfer of its entire 59.7% interest in Sidor in exchange for an aggregate amount of USD 1.97 billion, out of which USD 400 million were paid in cash on that date. The initial measurement of the outstanding receivable was performed on the basis of its discounted amount using an annual discount rate of 14.36%. Subsequently, this receivable was valued at its amortized cost using the effective interest rate.
The discount rate used for the initial measurement of this receivable was estimated on the basis of management’s best estimate of market rates adjusted to reflect specific risks.
(6) Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets
In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.
(7) Allowances for Doubtful Accounts
Management makes estimates of the uncollectibility of our accounts receivable. Management analyses the trade accounts receivable on a regular basis and, when aware of a third party’s inability to meet its financial commitments to the Company, managements impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyses accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.
Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned.
As of December 31, 2009, allowance for doubtful accounts totals USD 16.7 million.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
5 Segment information
Reportable operating segments

	Flat steel	Long steel
	products	products	Other	Unallocated	Total
Year ended December 31, 2009
Net sales	4,249,979	572,900	136,104	—	4,958,983
Cost of sales	(3,634,854)	(392,983)	(82,533)	—	(4,110,370)

Gross profit	615,125	179,917	53,571	—	848,613

Selling, general and administrative expenses	(477,067)	(40,739)	(13,724)	—	(531,530)
Other operating (expenses) income, net	(21,303)	414	189	—	(20,700)

Operating income	116,755	139,592	40,036	—	296,383

Capital expenditures — PP&E	178,425	10,270	1,983	—	190,678
Depreciation — PP&E	287,177	19,017	6,786	—	312,980

Segment assets
Inventories, net	1,219,347	102,423	28,798	—	1,350,568
Trade receivables, net	349,230	60,825	27,780	—	437,835
Property , plant and equipment, net	3,724,825	263,461	52,129	—	4,040,415
Intangible assets, net	977,552	60,795	47,065	—	1,085,412
Sidor financial asset	—	—	—	964,359	964,359
Other assets	—	—	—	2,414,084	2,414,084

	Flat steel	Long steel
	products	products	Other	Unallocated	Total
Year ended December 31, 2008

Net sales	7,124,687	1,075,090	265,108	—	8,464,885
Cost of sales	(5,256,340)	(732,332)	(139,355)	—	(6,128,027)

Gross profit	1,868,347	342,758	125,753	—	2,336,858

Selling, general and administrative expenses	(560,189)	(80,303)	(28,981)	—	(669,473)
Other operating income, net	2,789	2,419	3,454	—	8,662

Operating income	1,310,947	264,874	100,226	—	1,676,047

Capital expenditures — PP&E	511,658	29,684	2,915	—	544,257
Depreciation — PP&E	311,624	18,422	3,715	—	333,761

Segment assets
Inventories, net	1,708,324	100,494	17,729	—	1,826,547
Trade receivables, net	449,168	133,673	40,151	—	622,992
Property , plant and equipment, net	3,911,919	260,925	39,469	—	4,212,313
Intangible assets, net	1,039,337	51,769	45,261	—	1,136,367
Assets — discontinued operations	—	—	—	1,318,900	1,318,900
Other assets	—	—	—	1,554,128	1,554,128

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
5 Segment information (continued)

	Flat steel	Long Steel
	products	products	Other	Unallocated	Total
Year ended December 31, 2007

Net sales	4,731,715	772,829	128,822	—	5,633,366
Cost of sales	(3,633,368)	(581,123)	(73,180)	—	(4,287,671)

Gross profit	1,098,347	191,706	55,642	—	1,345,695

Selling, general and administrative expenses	(439,170)	(66,513)	(11,750)	—	(517,433)
Other operating income, net	4,970	4,044	(500)	—	8,514

Operating income	664,147	129,237	43,392	—	836,776

Capital expenditures — PP&E	285,858	21,463	1,277	—	308,598
Depreciation — PP&E	281,886	20,237	7,733	—	309,856

Segment assets
Inventories, net	1,345,386	91,170	12,917	—	1,449,473
Trade receivables, net	553,692	87,237	18,542	—	659,471
Property , plant and equipment, net	4,446,680	312,375	42,309	—	4,801,364
Intangible assets, net	1,319,544	63,506	53,539	—	1,436,589
Assets — discontinued operations	—	—	—	3,599,667	3,599,667
Other assets	—	—	—	1,702,518	1,702,518
Geographical information
There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States and Mexico. The South and Central American area comprises principally Argentina, Colombia, Chile, Paraguay, Ecuador, Guatemala, Costa Rica and Brazil.

	South and
	Central	North	Europe and
	America	America	other	Total
Year ended December 31, 2009
Net sales	1,782,446	2,976,938	199,599	4,958,983
Segment assets
Trade receivables, net	116,231	318,466	3,138	437,835
Property, plant and equipment , net	1,297,289	2,743,045	81	4,040,415

Capital expenditures — PP&E	117,583	73,044	51	190,678
Depreciation — PP&E	111,895	201,071	14	312,980

Year ended December 31, 2008
Net sales	3,107,510	5,230,126	127,249	8,464,885
Segment assets
Trade receivables, net	176,348	425,163	21,481	622,992
Property, plant and equipment, net	1,424,382	2,787,903	28	4,212,313

Capital expenditures — PP&E	325,496	218,753	8	544,257
Depreciation — PP&E	132,891	200,843	27	333,761

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
5 Segment information (continued)

	South and
	Central	North	Europe and
	America	America	other	Total

Year ended December 31, 2007
Net sales	2,150,717	3,340,982	141,667	5,633,366
Segment assets
Trade receivables, net	57,625	589,418	12,428	659,471
Property, plant and equipment, net	1,363,016	3,438,298	48	4,801,362

Capital expenditures — PP&E	140,259	168,339	—	308,598
Depreciation — PP&E	127,314	182,504	38	309,856
6 Cost of sales

	Year ended December 31,
	2009	2008	2007

Inventories at the beginning of the year	1,826,547	1,449,476	896,588

Acquisition of business (Note 3)	—	—	501,304
Translation differences	(46,857)	(440,685)	(11,571)
Plus: Charges for the year
Raw materials and consumables used and other movements	2,473,327	5,374,363	3,313,355
Services and fees	126,325	154,176	118,819
Labor cost	378,558	481,057	348,027
Depreciation of property, plant and equipment	308,156	328,260	300,161
Amortization of intangible assets	14,462	19,023	17,434
Maintenance expenses	221,175	277,753	224,697
Office expenses	4,997	8,347	6,770
Freight and transportation	32,846	37,735	30,899
Insurance	9,256	8,695	6,076
(Recovery) Charge of obsolescence allowance	(7,556)	82,125	(2,965)
Valuation allowance	127,553	199,972	—
Recovery from sales of scrap and by-products	(27,326)	(60,379)	(69,394)
Others	19,475	34,656	56,947

Less: Inventories at the end of the year	(1,350,568)	(1,826,547)	(1,449,476)

Cost of Sales	4,110,370	6,128,027	4,287,671

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
7 Selling, general and administrative expenses

	Year ended December 31,
	2009	2008	2007

Services and fees	46,923	65,221	50,480
Labor cost	150,914	199,304	159,027
Depreciation of property plant and equipment	4,824	5,501	9,695
Amortization of intangible assets	57,663	60,757	27,981
Maintenance and expenses	6,858	7,737	11,629
Taxes	65,889	79,286	61,123
Office expenses	26,134	32,682	22,362
Freight and transportation	156,520	189,848	155,929
(Decrease) Increase of allowance for doubtful accounts	(1,635)	2,861	(915)
Others	17,440	26,276	20,122

Selling, general and administrative expenses	531,530	669,473	517,433

8 Labor costs (included in cost of sales, selling, general and administrative expenses)

	Year ended December 31,
	2009	2008	2007
Wages, salaries and social security costs	450,828	636,018	448,360
Termination benefits	55,358	22,604	39,992
Pension benefits (Note 24 (i))	23,286	21,739	18,702

	529,472	680,361	507,054

9 Other operating (expenses) income, net

	Year ended December 31,
	2009	2008	2007

Results from the sale of sundry assets	(2,121)	5,535	12,419
Provision for legal claims and other matters (Note 21)	(4,614)	(2,358)	(2,995)
Impairment charge (note 27 (ii))	(27,022)	—	—
Others	13,057	5,485	(910)

Total other operating (expenses) income, net	(20,700)	8,662	8,514

10 Other financial income (expenses), net

	Year ended December 31
	2009	2008	2007
Debt issue costs	(5,149)	(11,314)	(9,061)
Net foreign exchange gain (loss)	83,057	(632,735)	(18,436)
Change in fair value of derivative instruments	10,607	(32,480)	2,477
Others	(6,876)	(16,663)	(13,478)

Other financial income (expenses), net	81,639	(693,192)	(38,498)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
11 Income tax expense
Income tax
Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2009	2008 (1)	2007
Current tax	(124,647)	(502,425)	(272,004)
Deferred tax (Note 23)	(24,812)	300,614	(20,109)
Deferred tax — effect of changes in tax rates (Note 23)	(11,216)	—	—
Effect of change in fair value of cash flow hedge	9,112	(23,121)	—
Recovery of income tax	60,249	62,228	—
Utilization of previously unrecognized tax losses	—	—	768

	(91,314)	(162,704)	(291,345)

(1)	Includes the reversal of deferred statutory profit sharing.
Income tax expense for the years ended December 31, 2009, 2008 and 2007 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2009	2008	2007
Income before income tax	430,415	880,773	707,216

Income tax expense at statutory tax rate	(92,662)	(238,822)	(342,932)
Non taxable income	1,940	40,785	58,885
Non deductible expenses	(49,625)	(16,411)	(3,608)
Recovery of income tax	60,249	62,228	—
Utilization of previously unrecognized tax losses	—	—	768
Provisions for tax loss carry-forwards	—	(10,484)	(4,458)
Effect of changes in tax rate	(11,216)	—	—

Income tax expense	(91,314)	(162,704)	(291,345)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
12 Property, plant and equipment, net

				Vehicles,
		Buildings and	Production	furniture	Work in	Spare
Year ended December 31, 2009	Land	improvements	equipment	and fixtures	progress	parts	Total
Cost
Values at the beginning of the year	412,087	1,536,847	4,030,337	162,173	380,050	40,192	6,561,686
Translation differences	11,665	(81,486)	(101,317)	(11,286)	(16,901)	(4,314)	(203,639)
Additions	6,892	1,276	1,692	1,170	179,648	—	190,678
Disposals / Consumptions	—	—	(760)	(4,613)	(2,483)	(3,288)	(11,144)
Transfers	(5,922)	55,188	94,542	1,770	(152,593)	—	(7,015)

Values at the end of the year	424,722	1,511,825	4,024,494	149,214	387,721	32,590	6,530,566

Depreciation
Accumulated at the beginning of the year	—	(532,056)	(1,688,314)	(126,937)	—	(2,066)	(2,349,373)
Translation differences	—	45,341	112,784	9,743	—	1,269	169,137
Depreciation charge	—	(67,866)	(234,688)	(9,985)	—	(441)	(312,980)
Disposals / Consumptions	—	—	316	2,724	—	25	3,065

Accumulated at the end of the year	—	(554,581)	(1,809,902)	(124,455)	—	(1,213)	(2,490,151)

At December 31, 2009	424,722	957,244	2,214,592	24,759	387,721	31,377	4,040,415

				Vehicles,
		Buildings and	Production	furniture	Work in	Spare
Year ended December 31, 2008	Land	improvements	equipment	and fixtures	progress	parts	Total
Cost
Values at the beginning of the year	469,875	1,615,227	4,568,892	169,548	234,200	32,861	7,090,603
Translation differences	(92,813)	(209,698)	(672,121)	(19,124)	(67,714)	(2,890)	(1,064,360)
Additions	35,171	11,969	929	4,453	481,514	10,221	544,257
Disposals / Consumptions	(146)	(24)	(5,317)	(3,160)	(167)	—	(8,814)
Transfers	—	119,373	137,954	10,456	(267,783)	—	—

Values at the end of the year	412,087	1,536,847	4,030,337	162,173	380,050	40,192	6,561,686

Depreciation
Accumulated at the beginning of the year	—	(512,284)	(1,644,709)	(130,009)	—	(2,239)	(2,289,241)
Translation differences	—	52,570	203,427	13,459	—	235	269,691
Depreciation charge	—	(72,342)	(248,939)	(12,418)	—	(62)	(333,761)
Disposals / Consumptions	—	—	1,907	2,031	—	—	3,938

Accumulated at the end of the year	—	(532,056)	(1,688,314)	(126,937)	—	(2,066)	(2,349,373)

At December 31, 2008	412,087	1,004,791	2,342,023	35,236	380,050	38,126	4,212,313

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
13 Intangible assets, net

		Mining
		concessions	Customer
	Information	and	relationships
	system	exploration	and other
Year ended December 31, 2009	projects	costs	contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	97,358	112,840	304,931	71,358	683,702	1,270,189
Translation differences	(4,417)	4,778	10,505	2,000	24,941	37,807
Additions	6,128	11,784	—	—	—	17,912
Disposals / Consumptions	(333)	(4,926)	—	—	—	(5,259)
Impairment charge (see note 27 (ii))	—	—	(27,022)	—	—	(27,022)
Transfers	—	245	—	—	—	245

Values at the end of the year	98,736	124,721	288,414	73,358	708,643	1,293,872

Amortization
Accumulated at the beginning of the year	(50,145)	(24,429)	(43,015)	(16,233)	—	(133,822)
Translation differences	2,841	(1,358)	(3,007)	(989)	—	(2,513)
Amortization charge	(19,059)	(9,781)	(28,452)	(14,833)	—	(72,125)

Accumulated at the end of the year	(66,363)	(35,568)	(74,474)	(32,055)	—	(208,460)

At December 31, 2009	32,373	89,153	213,940	41,303	708,643	1,085,412

		Mining	Customer
		concessions	relationships
	Information	and	and other
	system	exploration	contractual
Year ended December 31, 2008	projects	costs	rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	81,568	127,434	371,136	85,343	850,702	1,516,183
Translation differences	(14,383)	(27,722)	(66,445)	(14,091)	(167,000)	(289,641)
Additions	30,173	13,128	240	106	—	43,647

Values at the end of the year	97,358	112,840	304,931	71,358	683,702	1,270,189

Amortization
Accumulated at the beginning of the year	(38,154)	(21,394)	(14,097)	(5,949)	—	(79,594)
Translation differences	6,853	5,870	9,056	3,773	—	25,552
Amortization charge	(18,844)	(8,905)	(37,974)	(14,057)	—	(79,780)

Accumulated at the end of the year	(50,145)	(24,429)	(43,015)	(16,233)	—	(133,822)

At December 31, 2008	47,213	88,411	261,916	55,125	683,702	1,136,367

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
14 Investments in associated companies

	As of December 31,
	2009	2008
At the beginning of the year	5,585	3,815

Translation adjustment	(118)	(81)
Equity in earnings of associated companies	1,110	1,851

At the end of the year	6,577	5,585

The principal associated companies, all of which are unlisted, are:

		Voting rights
	Country of	at December 31,		Value at December 31,
Company	incorporation	2009	2008	2009	2008
Lomond Holdings BV. (1)	Netherlands	50.00%	50.00%	5,440	4,287
Finma S.A.I.F. (2)	Argentina	33.33%	33.33%	1,058	1,212
Compañía Afianzadora de Empresas Siderúrgicas S.G.R.(3)	Argentina	38.89%	38.89%	79	86

				6,577	5,585

(1)	Holding Company. Indirectly through the participation in Ternium Procurement S.A.

(2)	Consulting and financial services. Indirectly through the participation in Siderar.

(3)	Granting of guarantees to participating partners to facilitate or permit access to credits for purchase of national raw material. Indirectly through the participation in Siderar.
15 Other investments, net — non-current

	As of December 31,
	2009	2008
Time deposits with related parties (i) (Note 30)	16,161	15,075
Guarantee fund Compañía Afianzadora de Empresas Siderúgicas S.G.R. (ii)	53	1,680
Others	200	193

Total	16,414	16,948

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
16 Receivables, net — non-current

	As of December 31,
	2009	2008
Receivables with related parties (Note 30)	372	492
Employee advances and loans	10,103	16,371
Advances to suppliers for the purchase of property, plant and equipment	36,446	48,690
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 30)	15,168	22,422
Tax credits	29,676	11,887
Others	9,968	20,503
Allowance for doubtful accounts (Note 21 )	(416)	(170)

	101,317	120,195

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
17 Receivables — current

	As of December 31,
	2009	2008
Value added tax	30,777	87,113
Tax credits	66,271	80,280
Income tax credit paid on business acquisition (Note 3)	—	28,214
Employee advances and loans	8,822	7,300
Advances to suppliers	4,059	9,157
Advances to suppliers with related parties (Note 30)	519	4,878
Expenses paid in advance	4,676	3,770
Government tax refunds on exports	10,603	6,520
Receivables with related parties (Note 30)	892	2,543
Others	9,681	19,216

	136,300	248,991

18 Inventories, net

	As of December 31,
	2009	2008
Raw materials, materials and spare parts Raw materials, materials and spare parts	438,231	708,333
Goods in process	678,977	1,069,904
Finished goods	213,025	315,670
Goods in transit	78,488	18,458
Obsolescence allowance (Note 22)	(58,153)	(124,883)
Valuation allowance (Note 22)	—	(160,935)

	1,350,568	1,826,547

19 Trade receivables, net

	As of December 31,
	2009	2008
Current accounts	441,952	627,451
Trade receivables with related parties (Note 30)	12,193	18,891
Allowance for doubtful accounts (Note 22)	(16,310)	(23,350)

	437,835	622,992

20 Cash, cash equivalents and other investments

	As of December 31,
	2009	2008
(i) Other investments
Deposits	46,844	90,008

(ii) Cash and cash equivalents
Cash at banks and deposits	2,095,798	1,065,552

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
21 Allowances and Provisions — non current

	Deducted from
	assets	Liabilities
	Allowance for	Legal claims
	doubtful	and
	accounts	other matters
Year ended December 31, 2009
Values at the beginning of the year	170	24,400
Translation differences	(18)	(1,538)
Additions	264	7,887
Reversals	—	(3,273)
Uses	—	(8,563)

At December 31, 2009	416	18,913

Year ended December 31, 2008
Values at the beginning of the year	512	26,919
Translation differences	(20)	(3,662)
Additions	—	11,359
Reversals	(322)	(9,001)
Uses	—	(1,215)

At December 31, 2008	170	24,400

22 Allowances — current

	Deducted from assets
	Allowance for
	Doubtful	Obsolescence	Valuation
	accounts	allowance	allowance
Year ended December 31, 2009
Values at the beginning of the year	23,350	124,883	160,935
Translation differences	(561)	(216)	(2,918)
Reversals	(3,860)	(65,465)	—
Additions	1,961	57,909	127,553
Uses	(4,580)	(58,958)	(285,570)

At December 31, 2009	16,310	58,153	—

Year ended December 31, 2008
Values at the beginning of the year	26,097	67,748	—
Translation differences	(2,478)	(19,149)	(39,037)
Reversals	(3,931)	(40,084)	—
Additions	7,113	122,209	199,972
Uses	(3,451)	(5,841)	—

At December 31, 2008	23,350	124,883	160,935

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
23 Deferred income tax
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	Year ended December 31,
	2009	2008
At beginning of the year	(810,160)	(1,252,300)
Translation differences	11,574	141,526
Deferred income tax expense included within discontinued operations	(22,683)	—
Effect of changes in tax rate	(11,216)	—
Deferred tax (charge) credit	(24,812)	300,614

At end of the year	(857,297)	(810,160)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follow:

					Total at
	Fixed		Intangible		December 31,
Deferred tax liabilities	assets	Inventories	assets	Other	2009

At beginning of year	(748,342)	3,964	(101,252)	(79,243)	(924,873)

Translation differences	11,637	(2,224)	(3,323)	5,449	11,539
Deferred income tax expense included within discontinued operations	—	—	—	(22,683)	(22,683)
Effect of changes in tax rate	(4,376)	(4,095)	(3,200)	(30)	(11,701)
Deferred tax credit (charge)	53,961	(52,870)	13,047	(33,514)	(19,376)

At end of year	(687,120)	(55,225)	(94,728)	(130,021)	(967,094)

				Total at
		Trade		December 31,
Deferred tax assets	Provisions	Receivables	Other	2009

At beginning of year	72,227	6,819	35,667	114,713

Translation differences	841	342	(1,148)	35
Effect of changes in tax rate	2,691	394	(2,600)	485
Income statement credit (charge)	(12,566)	280	6,850	(5,436)

At end of year	63,193	7,835	38,769	109,797

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.
The amounts shown in the statement of financial position include the following:

	As of December 31,
	2009	2008
Deferred tax assets to be recovered after more than 12 months	61,916	48,189
Deferred tax liabilities to be settled after more than 12 months	(911,289)	(927,764)

	(849,373)	(879,575)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
24 Other liabilities

	As of December 31,
	2009	2008
(i) Other liabilities — non-current

Termination benefits	4,114	4,187
Pension benefits	151,562	125,700
Related parties (Note 30)	1,058	1,021
Other	19,892	17,782

	176,626	148,690

Pension benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Year ended December 31,
	2009	2008
Present value of unfunded obligations	201,145	156,359
Unrecognized prior service costs	(4,120)	(4,657)
Unrecognized actuarial losses	(45,463)	(26,002)

Liability in the statement of financial position	151,562	125,700

The amounts recognized in the consolidated income statement are as follows:

	Year ended December 31,
	2009	2008
Current service cost	4,594	5,589
Interest cost	17,351	14,027
Amortization of prior service costs	529	661
Net actuarial losses recognized in the year	812	1,462

Total included in labor costs	23,286	21,739

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Year ended December 31,
	2009	2008
At the beginning of the year	125,700	133,229

Transfers and new participants of the plan	(795)	(139)
Total expense	23,286	21,739
Translation differences	4,711	(26,006)
Contributions paid	(1,340)	(639)
Effect of companies under joint control (see Note 4 (a) (2))	—	(2,484)

At the end of the year	151,562	125,700

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
24 Other liabilities (continued)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2009	2008
Discount rate	9.50%	9.75%
Rate of compensation increase	4.00%	4.00%

	Year ended December 31,
Argentina	2009	2008
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

	As of December 31,
	2009	2008
(ii) Other liabilities — current
Payroll and social security payable	40,656	88,610
Termination benefits	7,663	3,620
Related Parties (Note 30)	4,792	1,563
Others	3,910	9,583

	57,021	103,376

25 Derivative financial instruments
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments at December 31, 2009 and 2008 were as follows:

	Year ended December 31,
	2009	2008
Contracts with positive fair values:

Foreign exchange contracts	1,588	1,516

	1,588	1,516

Contracts with negative fair values:

Interest rate swap contracts	(78,710)	(97,153)
Foreign exchange contracts	—	(13,553)
Commodities contracts	—	(12,338)

	(78,710)	(123,044)

Derivative financial instruments breakdown is as follows:
a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2009, most of the Company’s long-term borrowings were at variable rates.
Ternium Mexico entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt. The notional amount represents 50% of its total exposure.
On February 23, 2007, Ternium Mexico entered into four interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 250 million, in an average range of 4.16% to 6.00%. These agreements are due in September 2011 and March 2012.
On June 18, 2008, Ternium Mexico entered into 4 knock-in swap agreements over an aggregate notional amount of USD 894 million, in an average swap level of 5.22% and a knock-in level of 2.5%. These agreements are due in July 2012. As of December 31, 2009, these contracts were accounted for as cash flow hedges. As of December 31, 2009, the outstanding balance of the pre-tax reserve recorded in other comprehensive income is USD 46.7 million.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
25 Derivative financial instruments (continued)
Net fair values of derivative financial instruments (continued)
b) Foreign exchange contracts
From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the US Dollar.
During 2009, Siderar entered into several forward agreements to manage the exchange rate exposure generated by its sales in Euros. The notional amount hedged as of December 31, 2009 was EUR 0.8 million with a forward price of 1.49 US Dollars per Euro.
Beginning in October 2009, Ternium Treasury Services entered into a forward agreement over an aggregate notional amount of EUR 5.3 million, at an exchange rate of 1.46 US Dollars per Euro, to manage its exposure to investments in Euros. This forward agreement is due on April 9, 2010.
Furthermore, during 2009, Ternium Mexico has been hedging its long-term exposure denominated in MXN. As of December 31, 2009, Ternium Mexico has a notional amount of MXN 1,167 million at an average exchange rate of 12.97 Mexican Pesos per US Dollar.
As of December 31, 2009, Prosid Investments had a non-deliverable forward (NDF) agreement with a notional amount of ARS 36.3 million at an exchange rate of 4.13 Argentine Pesos per US Dollar. This NDF hedges indirect exposure of short-term debt denominated in ARS and is due in February 2010.
The net fair values of the exchange rate derivative contracts as of December 31, 2009 and December 31, 2008 were as follows:

			Fair Value at December 31,
Currencies	Contract	Notional amount	2009	2008
USD/EUR	Forward	6,151 EUR	177	(423)
CAD/USD	Collar	—	—	6
MXN/USD	Cross Currency Swap	—	—	(12,678)
MXN/USD	Forward	1,167,000 MXN	773	—
ARS/USD	ND Forward	36,272 ARS	638	1,058

			1,588	(12,037)

26 Borrowings

	Year ended December 31,
	2009	2008
(i) Non-current
Bank borrowings	1,794,149	2,336,796
Less: debt issue costs	(6,945)	(10,929)

	1,787,204	2,325,867

(ii) Current
Bank borrowings	543,940	945,822
Less: debt issue costs	(4,415)	(4,362)

	539,525	941,460

Total borrowings	2,326,729	3,267,327

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
26 Borrowings (continued)
The maturity of borrowings is as follows:

	Expected Maturity Date
				At December 31, (1)
	2010	2011	2012	2009	2008
Fixed Rate	15,595	—	—	15,595	227,276
Floating Rate	523,930	497,736	1,289,468	2,311,134	3,040,051

Total	539,525	497,736	1,289,468	2,326,729	3,267,327

(1)
As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates — which incorporate instruments denominated mainly in US dollars and which also include the effect of derivative financial instruments- at year end were as follows:

	December 31,
	2009	2008
Bank borrowings	3.04%	2.79%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2009 and 2008, respectively.
Breakdown of borrowings by currency is as follows:

		December 31,
Currency	Interest rates	2009	2008
USD	Floating	2,311,134	3,040,051
USD	Fixed	3,971	148,118
ARS	Fixed	11,624	38,754
MXN	Fixed	—	40,404

Total bank borrowings		2,326,729	3,267,327

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
(i) Tax claims
(a) Siderar. AFIP — Income tax claim for fiscal years 1995 to 1999
The Administración Federal de Ingresos Públicos (“AFIP” — the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 19.4 million as of December 31, 2009.
The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, there are reasons that would likely result in a favorable ruling for the Company.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits (continued)
On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996. The ruling was appealed both by the Company and the AFIP
Based on the above, the Company recognized a provision amounting to USD 2.3 million as of December 31, 2009 as management considers there could be a potential cash outflow.
(ii) Commitments
The following are the Company’s main off-balance sheet commitments:
(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 121.0 million and is due to terminate in 2018.
(b) Siderar, within the investment plan to increase its production capacity, invested as of December 31, 2009, USD 263.3 million and additionally has entered into several commitments to acquire new production equipment for a total consideration of USD 157.1 million.
Furthermore, related to operating activities and to the investment plan, Siderar entered into an agreement with Air Liquide Argentina S.A. (“Alasa”) for the supply of oxygen, nitrogen and argon for a contracted amount of USD 174.5 million which is due to terminate in 2025.
Given the severe international financial crisis initiated in 2008, its impact on the steel global market and the uncertainty about the evolution of steel demand, Siderar rescheduled the execution of its investment plan. Consequently, during the year, Siderar agreed with some suppliers to cancel or postpone some purchase orders.
Regarding the agreement entered with Alasa and after several negotiations, a provisory suspension of services and supplies from both parties related to the construction of the new gas facility was agreed until March 31, 2010. A consideration of USD 4.1 million was paid as a reimbursement for expenses incurred by Alasa. If a new postponement is not agreed, or a definitive agreement is not reached, Alasa would be entitled to claim Siderar fulfillment of the commitments starting April 1, 2010.
(c) Siderar, given the financial crisis initiated in 2008 and following global steel industry trends, entered into several renegotiation processes regarding the main provisions under which the Company had assumed fixed commitments for the purchase of raw materials. The parties have agreed the conditions for the supply of raw materials for the next three years. Under the new agreements, Siderar assumed commitments for a total amount of USD 422.6 million which include purchases of certain raw materials at prices that are USD 66.3 million higher than current market conditions.
(d) The production process of Ternium Mexico’s (former Hylsa’s plants) requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply to four of Mexico’s plants of a contracted electrical demand of 111.2 MW. This contract effectively started on April 30, 2002, and currently supplies approximately 28% of Ternium Mexico’s electricity needs. The contract with Iberdrola will terminate in 2027.
(e) Ternium Mexico (former Hylsamex S.A. de C.V. and subsidiaries) entered into 7 long-term operating lease agreements for the rental of machinery, materials handling equipment and computers. Total amounts due in 2010, include USD 0.8 million in lease payments. Total loss for lease payments recorded in the year ended December 31, 2009 accounts for USD 2.8 million.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits (continued)
(f) On April 5, 2000, several subsidiaries of Ternium Mexico (former Grupo Imsa) which have facilities throughout the Mexican territory, entered into a 15-year energy purchase agreement for approximately 90 MW of electricity as purchased capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contract with Tractebel will terminate in 2018.
(g) On April 1, 2003, Ternium Mexico (former Grupo Imsa, through Industrias Monterrey S.A. de C.V.) entered into a contract with PEMEX GAS and Petroquímica Básica for the supply of natural gas to Ternium Mexico’s plants located in Monclova and Puebla, based on an annual program established 30 days before the commencement of the following service year. This annual program is agreed based on Ternium Mexico’s needs during the relevant period and Ternium Mexico has the obligation to purchase this agreed volume, which is subject to renegotiation according to the agreement. The reference price is determined based on the average of the quoted prices of several indexes plus transportation and service costs depending on the areas or cities.
(h) Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International and Donkuk Steel were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers could be required, in the aggregate, to purchase approximately 78% of the steel slab production of Corus’ Teeside facility in the North East of England, of which Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year.
In addition, the offtakers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).
On April 7, 2009, Ternium Procurement S.A., together with the other offtakers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the offtakers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the offtakers and Ternium Mexico seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus has not quantified but has stated would exceed the USD150 million, the maximum aggregate cap on liability that the offtakers would have under the off-take framework agreement. In addition, Corus threatened to submit to arbitration further claims in tort against the offtakers, and also threatened to submit such claims against certain third-parties to such agreements, including the Company. The offtakers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD150 million. On May 12, 2009, Corus, by a letter from its lawyers, alleged that the offtakers’s termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, for all losses caused by the alleged offtakers’ wrongful repudiation of the agreements, however, would be maintained. On July 9, 2009, Corus submitted an amended request for arbitration adding tortious claims against the offtakers and adding to its claims the payment of punitive or exemplary damages. The arbitration proceeding has not yet concluded. At the date of issue of these financial statements it is impossible to foresee the final outcome of this arbitration proceeding.
At the acquisition of Ternium Mexico by Ternium, the Company valued the intangible asset related to this contract at USD 29.7 million. As of March 31, 2009, the Company decided to fully impair the remaining value of this intangible asset for a total amount of USD 27.0 million, as the value of such intangible asset was not representative of the market conditions.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits (continued)
(i) On January 19, 2006, Ternium Mexico (former Grupo Imsa, through Industrias Monterrey S.A. de C.V) entered into an agreement with Gas Industrial de Monterrey, S.A. de C.V (GIMSA), under which GIMSA agrees to supply natural gas to three of Ternium Mexico’s plants, based on an Annual Firm Base which is established 45 days before the commencement of the following service year and is determined based on Ternium Mexico’s daily needs for the relevant period. Ternium Mexico has the obligation to purchase the agreed volume, which is subject to changes according to written communications, as established in the agreement. The price is determined on a monthly basis pursuant to the methodology approved by the Energy Regulatory Commission for prices applicable to the area.
(iii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2009, this reserve reached the above-mentioned threshold.
Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.
Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At December
31, 2009
Share capital	2,004,743
Legal reserve	200,474
Distributable reserves	201,674
Non distributable reserves	1,414,123
Accumulated profit at January 1, 2009	1,457,281
Profit for the year	78,098

Total shareholders equity under Luxembourg GAAP	5,356,393

28 Earnings per share
As of December 31, 2009, the capital was USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.
For fiscal years 2009, 2008 and 2007, the weighted average of shares outstanding totaled 2,004,743,442 shares.
Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year.

	2009	2008	2007
Profit from continuing operations attributable to equity holders of the Company	305,830	544,987	293,573
Profit from discontinued operations attributable to equity holders of the Company	411,570	170,431	490,917
Weighted average number of ordinary shares in issue	2,004,743,442	2,004,743,442	2,004,743,442
Basic and diluted earnings per share from continuing operations attributable to equity holders of the Company (USD per share)	0.15	0.27	0.15
Basic and diluted earnings per share from discontinued operations attributable to equity holders of the Company (USD per share)	0.21	0.09	0.24

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
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
(ii) Nationalization of Sidor
On March 31, 2008, Ternium S.A. (the “Company”) controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.
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
On May 11, 2008, Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region (the “Decree”), dated April 30, 2008, was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. The Decree required the Venezuelan government to create two committees: a transition committee to be incorporated into Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008, and a separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela. The Decree also stated that, in the event the parties failed to reach agreement by the expiration of the 60-day period, the Venezuelan Ministry of Basic Industries and Mining (the “MIBAM”) would assume control and exclusive operation of, and the Executive Branch would order the expropriation of, the shares of the relevant companies in accordance with the Venezuelan Expropriation Law.
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
On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG. The Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million is being paid in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche, of USD 626 million, will be due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. While the first two installments were paid upon maturity, the third installment, due on February 8, 2010, had a twenty three days delay, and was paid on March 3, 2010. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, the Company has reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that the Company may not claim an amount exceeding the outstanding balance due from CVG.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
29 Discontinued operations (continued)
(ii) Nationalization of Sidor (continued)
At December 31, 2009, the carrying amount of the Sidor financial asset (following the receipt of USD 953.6 million cash payments) amounted to USD 964.4 million after application of a 14.36% annual discount rate to adequately reflect, and only for the purpose of recording, the present accounting value of the receivable with CVG.
At December 31, 2009 the Company recorded a net gain, in accounting terms, of USD 428.0 million in connection with this transaction which is disclosed within “Income from discontinued operations” in the Income Statement. This result represents the difference between (i) the fair value, in accounting terms, net of taxes and other transaction costs, of the compensation for the Sidor financial asset (which comprised a USD 400 million cash payment and a receivable against CVG that, at May 7, 2009, had a fair value of USD 1,382.0 million after application of the discount rate stated above, net of taxes and other transaction costs of USD 35.1 million) and (ii) the carrying amount of the Sidor financial asset at March 31, 2009. In addition, the Company recorded a gain in the amount of USD 136.0 million included in “Interest income — Sidor financial asset” in the Income Statement. All the above is without prejudice to the rights of the Company, including the rights and remedies reserved in the agreement with CVG and Venezuela as described above, in the event of non-compliance by CVG with its payment obligations.
(iii) Analysis of the result of discontinued operations:

	Year ended December 31,
	2009	2008(1)	2007(2)

Net sales	—	467,618	2,899,049
Cost of sales	—	(306,744)	(1,833,427)

Gross profit	—	160,874	1,065,622

Selling, general and administrative expenses	—	(90,362)	(328,850)
Other operating income (expenses), net	—	1,080	13,146

Operating income	—	71,592	749,918

Financial expenses, net	—	(15,330)	(13,018)
Loss from Participation Account — Sidor	—	(96,525)	(701,599)
Income from Participation Account	—	210,205	419,065
Equity in (losses) earnings of associated companies	—	(150)	(7,499)

Income before income tax	—	169,792	446,867

Income tax benefit	—	41,326	133,058

Subtotal	—	211,118	579,925

Gain form the sale of non strategic U.S. assets — see Note 29 (i)		97,481
Reversal of currency translation adjustment — Sidor	—	(151,504)	—
Gain from the disposal of Sidor (net of income tax)	428,023	—	—

Income from discontinued operations	428,023	157,095	579,925

(1)	Includes the results of Sidor for the period January 1, 2008 up to March 31, 2008.

(2)	Includes the results of Sidor for the period January 1, 2007 up to December 31, 2007 and the results from non strategic U.S. assets from August 1, 2007 up to December 31, 2007.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
29 Discontinued operations (continued)
(iv) Analysis of cash flows from discontinued operations:

	Year ended December 31,
	2009	2008(1)	2007(2)
Cash flows from discontinued operating activities
Net income of from discontinued operations	428,023	157,095	579,925
Adjustments for:
Depreciation and amortization	—	50,820	217,662
Income tax accruals less payments	—	(41,613)	(133,930)
Gain from the sale of non strategic U.S. assets	—	(97,481)	—
Reversal of currency translation adjustment — Sidor	—	151,504	—
Gain from the disposal of Sidor	(428,023)
Changes in working capital and others	—	107,184	(39,356)

Cash flows from discontinued operating activities	—	327,509	624,301
Net cash used in discontinued investing activities	—	(54,923)	(98,685)
Net cash used in discontinued financing activities	—	(30,216)	(106,311)

Net cash flows from discontinued operations	—	242,370	419,305

(1)	Includes cash flow movements from Sidor for the period January 1, 2008 up to March 31, 2008.

(2)	Includes cash flow movements from Sidor for the period January 1, 2007 up to December 31, 2007 and cash flow movements from non strategic U.S. assets from August 1, 2007 up to December 31, 2007.
30 Related party transactions
The Company is controlled by San Faustín, which at December 31, 2009 indirectly owned 72.10% of Ternium’s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.. For commitments with Related Parties see Note 27.
The following transactions were carried out with related parties:
(i) Transactions

	Year ended December 31,
	2009	2008
(a) Sales of goods and services
Sales of goods to other related parties	40,915	109,036
Sales of services to associated parties	76	43
Sales of services to other related parties	562	1,101
	41,553	110,180

(b) Purchases of goods and services
Purchases of goods from other related parties	34,834	61,127
Purchases of services from associated parties	31,403	32,796
Purchases of services from other related parties	91,404	172,708

	157,641	266,631

(c) Financial results
Income with associated parties	581	906
Income with other related parties	118	—
Expenses with other related parties	(29)	—

	670	906

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
30 Related party transactions (continued)
(ii) Transactions involving discontinued operations
During the three-month period ended March 31, 2008, Sidor entered into several transactions with related parties outside the Ternium group. These transactions have been included within “Income from discontinued operations” in the consolidated income statement for the year ended December 31, 2008. The related amounts are described in the table below:

	Year ended December 31,
	2009	2008
Sales of goods and services to related parties/associated companies	—	14,644
Purchases of goods and services to related parties/associated companies	—	29,947
Financial income with related parties/associated companies	—	488

	—	45,079

(iii) Year-end balances

	At December 31,
	2009	2008
a) Arising from sales/purchases of goods/services and other transactions
Receivables from associated parties	329	1,655
Receivables from other related parties	13,128	20,271
Advances to suppliers with other related parties	15,687	27,300
Payables to associated parties	(1,775)	(1,164)
Payables to other related parties	(16,541)	(44,047)

	10,828	4,015

(b) Other investments
Time deposit	16,161	15,075

	16,161	15,075

(iv) Officers and Directors’ compensation
The aggregate compensation of Officers and Directors earned during the years ended December 31, 2009, 2008 and 2007 amounts to USD 9,471 thousand, USD 10,955 thousand and USD 9,984 thousand, respectively.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
31 Other required disclosures
(a) Statement of comprehensive income

	Cash flow hedges			Currency
	Gross			translation
	amount	Income Tax	Total	adjustment
At January 1, 2007	—	—	—	(116,171)
Increase / (Decrease)	—	—	—	(2,283)

At December 31, 2007	—	—	—	(118,454)
Increase / (Decrease)	(91,844)	25,717	(66,127)	(654,500)
Reclassification to income statement	9,270	(2,596)	6,674	—
Reclassification to discontinued operations	—	—	—	151,504

At December 31, 2008	(82,574)	23,121	(59,453)	(621,450)
Increase / (Decrease)	(19,348)	5,417	(13,931)	(93,922)
Reclassification to income statement	55,229	(14,529)	40,700	—

At December 31, 2009	(46,693)	14,009	(32,684)	(715,372)
(b) Statement of cash flows

	At December 31,
	2009	2008	2007
(i) Changes in working capital (i)

Inventories	429,122	(821,713)	(59,249)
Receivables, other investments and others	115,252	(35,031)	32,312
Trade receivables	193,677	(22,535)	68,962
Other liabilities	(67,778)	20,412	(3,543)
Trade payables	(35,094)	(212,605)	59,246

	635,179	(1,071,472)	97,728

(ii) Income tax accrual less payments
Tax accrued (Note 11)	91,314	162,704	291,345
Taxes paid	(140,656)	(251,215)	(342,816)

	(49,342)	(88,511)	(51,471)

(iii) Interest accruals less payments
Interest accrued	105,655	138,979	135,755
Interest paid	(94,949)	(223,130)	(48,175)

	10,706	(84,151)	87,580

(i)	Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
32 Recently issued accounting pronouncements
(i) IFRIC Interpretation 17, “Distributions of Non-cash Assets to Owners”
In December 2008, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 17 “Distributions of Non-cash Assets to Owners” (“IFRIC 17”). IFRIC 17 applies to an entity that distributes assets other than cash (non-cash assets) as dividends to its owners. In those situations, an entity may also give its owners a choice of receiving either non-cash assets or a cash alternative.
An entity shall apply this Interpretation prospectively for annual periods beginning on or after 1 July 2009. Retrospective application is not permitted. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 July 2009, it shall disclose that fact and also apply IFRS 3 (as revised in 2008), IAS 27 (as amended in May 2008) and IFRS 5 (as amended by this Interpretation).
The Company’s management estimates that the application of IFRIC 17 will not have a material effect on the Company’s financial condition or results of operations.
(ii) IFRIC Interpretation 18, “Transfers of assets from customers”
In January 2009, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 18 “Transfers of assets from customers” (“IFRIC 18”). IFRIC 18 applies to agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to construct or acquire an item of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.
An entity shall apply this Interpretation for transfers of assets from customers received on or after 1 July 2009. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 July 2009, it shall disclose that fact.
The Company’s management estimates that the application of IFRIC 18 will not have a material effect on the Company’s financial condition or results of operations.
(iii) Amendments to IFRIC 9 and IAS 39, “Embedded Derivatives”
In March 2009, the IASB amended International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” and IFRIC Interpretation 9 “Reassessment of Embedded Derivatives”. The amendments clarify the accounting of embedded derivatives when a financial asset is reclassified out of the “fair value through profit or loss” category as permitted by IAS 39, as amended in October 2008. By these amendments, IFRIC 9 was amended to permit such reclassification and to clarify that an entity is required to assess whether an embedded derivative is closely related to the host contract at the date of reclassification.
Entities shall apply these amendments for annual periods beginning on or after 30 June 2009.
The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.
(iv) Improvements to International Financial Reporting Standards
In April 2009, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards.
The effective date of each amendment is included in the IFRS affected.
The Company’s management estimates that the application of this paper will not have a material effect on the Company’s financial condition or results of operations.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
32 Recently issued accounting pronouncements (continued)
(v) Amendments to IFRS 2, “Shared-based Payments”
In June 2009, the IASB amended International Financial Reporting Standard 2 “Shared-based Payments”. The amendment clarifies the accounting of group cash-settled shared-based payment transactions, establishing that in its separate or individual financial statements, the entity receiving the goods or services shall measure the goods or services received as either an equity-settled or a cash-settled share-based payment transaction by assessing: (i) the nature of the awards granted, and (ii) its own rights and obligations.
Entities shall apply these amendments to all share-based payments within the scope of IFRS 2, retrospectively, for annual periods beginning on or after 1 January 2010. Earlier application is permitted.
The Company’s management estimates that the application of this amendment will not have a material effect on the Company’s financial condition or results of operations.
(vi) Amendments to IAS 32, “Classification of Right Issues”
In October 2009, the IASB amended International Financial Reporting Standard 32 “Financial Instruments: Presentation” (IAS 32 — amended). The amendment includes changes in the definition of a financial liability to exclude rights, options or warrants to acquire a fixed number of the entity’s own equity instruments offered pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.
Entities shall apply these amendments for annual periods beginning on or after 1 February 2010.
The Company’s management estimates that the application of this amendment will not have a material effect on the Company’s financial condition or results of operations.
(vii) IFRIC interpretation 19, “Extinguishing Financial Liabilities with Equity Instruments”
In November 2009, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 19 “Extinguishing Financial Liabilities with Equity Instruments” (“IFRIC 19”). IFRIC 19 addresses the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability.
An entity shall apply this Interpretation for annual periods beginning on or after 1 July 2010. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 July 2010, it shall disclose that fact.
The Company’s management estimates that the application of IFRIC 19 will not have a material effect on the Company’s financial condition or results of operations.
(viii) Amendments to IFRIC 14, “Prepayments of a Minimum Funding Requirement”
In November 2009, the IASB amended IFRIC Interpretation 14 “Prepayments of a Minimum Funding Requirement”. The amendments apply in limited circumstances: when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset.
An entity shall apply those amendments for annual periods beginning on or after 1 January 2011. Earlier application is permitted. If an entity applies the amendments for an earlier period, it shall disclose that fact.
The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
32 Recently issued accounting pronouncements (continued)
(ix) International Financial Reporting Standard 9, “Financial Instruments”
In November 2009, the International Accounting Standards Board issued International Financial Reporting Standard 9, “Financial Instruments” (“IFRS”). The objective of this IFRS is to establish principles for the financial reporting of financial assets that will disclose relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of the entity’s future cash flows.
An entity shall apply this IFRS for annual periods beginning on or after 1 January 2013. Earlier application is permitted. If an entity applies this IFRS in its financial statements for a period beginning before 1 January 2013, it shall disclose that fact.
The Company’s management has not assessed the potential impact that the application of IFRS 9 may have on the Company’s financial condition or results of operations.
(x) International Accounting Standard 24 (revised 2009), “Related Party Disclosures”
In November 2009, the International Accounting Standards Board issued International Accounting Standard 24 (revised 2009), “Related Party Disclosures” (the “Standard”). The objective of this Standard is to ensure that an entity’s financial statements contain the disclosures necessary to draw attention to the possibility that its financial position and profit or loss may have been affected by the existence of related parties and by transactions and outstanding balances, including commitments, with such parties.
This Standard supersedes IAS 24 Related Party Disclosures (revised 2003) and is applicable retrospectively for annual periods beginning on or after 1 January 2011. Earlier application is permitted. If an entity applies the Standard for a period beginning before 1 January 2011, it shall disclose that fact.
The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.
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
Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. These hedging can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.
Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.
The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2009. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million	Functional Currency
Exposure to	USD		MXN	ARS

US dollar (USD)	(n/a	)	(2,124.8)	161.5
EU euro (EUR)	6.9		(3.2)	39.2
Other currencies	1.4		—	—
We estimate that if the Argentine peso and Mexican peso had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 19.6 million lower, as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables and borrowings. This effect would have been offset by the change in the currency translation adjustment recorded in equity.
Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 3.3 billion, the currency translation adjustment included in total equity would have been USD 32.5 million lower, arising from the adjustment on translation of the equity related to the Mexican peso and the Argentine peso.
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
Ternium’s nominal weighted average interest rate for its debt instruments — which also includes the effect of derivative financial instruments- was 3.04% and 2.79% for 2009 and 2008, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2009 and 2008, respectively.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Financial risk management (continued)
1.1) Market Risk (continued)
(ii) Interest rate risk (continued)
Ternium’s total variable interest rate debt amounted to USD 2,311 million (99% of total borrowings) at December 31, 2009 and USD 3,040 million (93% of total borrowings) at December 31, 2008.
If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2009, excluding borrowings with derivatives contracts mentioned in Note 25(a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2009 would have been USD 7.6 million lower.
(iii) Commodity price risk
In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore, coal and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. For further information on long-term commitments, see note 27(ii).
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
As of December 31, 2009, trade receivables total USD 437.8 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 12.8 million, credit insurance of USD 220.6 million and other guarantees of USD 12.2 million.
As of December 31, 2009, trade receivables of USD 415.2 million were fully performing.
As of December 31, 2009, trade receivables of USD 29.4 million were past due. These trade receivables as of December 31, 2009, are past due less than 3 months.
The amount of the allowance for doubtful accounts was USD 16.7 million as of December 31, 2009.
The carrying amounts of the Company’s trade and other receivables as of December 31, 2009, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	284.8
EU euro (EUR)	30.2
Argentine peso (ARS)	29.3
Mexican peso (MXN)	329.1
Other currencies	2.1

675.5

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
The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

USD million	2010	2011	2012	2013	Thereafter

Borrowings	539.5	497.7	1,289.5	—	—
Interests to be accrued	21.8	17.1	12.7	—	—
Trade payables and other liabilities	445.6	3.8	1.3	0.5	19.5
Derivatives financial instruments	46.2	27.3	5.8	—	—

Total	1,053.1	545.9	1,309.3	0.5	19.5

As of December 31, 2009 total borrowings less cash and cash equivalents and other investments amounted to USD 184.1 million.
1.4) Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.27 and 0.37 as of December 31, 2009 and 2008, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.
2) Financial instruments by category and fair value hierarchy level
The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non financial assets and liabilities such as advanced payments and income tax payables, are not included.

		Assets at fair
At December 31, 2009	Loans and	value through
(in USD thousands)	receivables	profit and loss	Derivatives	Total

(i) Assets as per statement of financial position
Receivables	37,414	—	—	37,414
Derivative financial instruments	—	—	1,588	1,588
Trade receivables	437,835	—	—	437,835
Other investments	46,844	16,161	—	63,005
Cash and cash equivalents	75,050	2,020,748	—	2,095,798

Total	597,143	2,036,909	1,588	2,635,640

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Financial risk management (continued)
2) Financial instruments by category and fair value hierarchy level (continued)

		Other
At December 31, 2009		financial
(in USD thousands)	Derivatives	liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	82,085	82,085
Trade payables	—	388,580	388,580
Derivative financial instruments	78,710		78,710
Borrowings	—	2,326,729	2,326,729

Total	78,710	2,797,394	2,876,104

Trade payables, borrowings and other liabilities are carried at amortized cost. These amounts do not differ significantly from fair value.
Fair Value by Hierarchy
Following the requirements contained in paragraph 27B of IFRS 7, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements. Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

	Fair value measurement at December 31, 2009
	(in USD thousand):
Description	Total	Level 1	Level 2	Level 3

Financial assets at fair value through profit or loss
Cash and cash equivalents	2,020,748	1,860,608	160,140	—
Other investments	16,161	16,161	—	—
Derivatives financial instruments	1,588	—	1,588	—

Total assets	2,038,497	1,876,769	161,728	—

Financial liabilities at fair value through profit or loss
Derivatives financial instruments	78,710	—	78,710	—

Total liabilities	78,710	—	78,710	—

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy.
3) Accounting for derivative financial instruments and hedging activities
Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.
Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Financial risk management (continued)
3) Accounting for derivative financial instruments and hedging activities (continued)
For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2009, the effective portion of designated cash flow hedges amounts to USD 32.7 million (net of taxes for USD 14.0 million) and is included as “Cash flow hedges” line item in the statement of comprehensive income.
The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.
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
In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year end.
34 Subsequent events (1)
(a) Status of Sidor Compensation Payments
As described in Note 29 (ii) in connection with Sidor’s nationalization process, on May 7, 2009 the Company completed the transfer of its entire 59.7% interest in Sidor to CVG and agreed to receive an aggregate amount of USD1.97 billion as compensation for such transfer. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million is being paid in six equal quarterly installments (the first installment was paid on August 7, 2009 and the second on November 9, 2009), while the second tranche is due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. Although the Company did not receive on February 8, 2010 the installments due on that date (which consisted of a USD 158.2 million payment under the first tranche and a USD 142.0 million mandatory prepayment under the second tranche), these payments were subsequently received on March 3, 2010.
(b) Acquisition of business
In April 2010, Ternium S.A. agreed to acquire a 54% ownership interest in Ferrasa S.A.S., a company organized under the laws of Colombia (“Ferrasa”) through a capital contribution in the amount of USD 74.5 million. Upon completion of this transaction, Ferrasa will have a 100% ownership interest in Sidecaldas S.A.S. (“Sidecaldas”), Figuraciones S.A.S. (“Figuraciones”) and Perfilamos del Cauca S.A.S. (“Perfilamos”), all of which are also Colombian companies.
Ferrasa is a long and flat steel products processor and distributor. Sidecaldas is a scrap-based long steel making and rolling facility, with an annual production capacity of approximately 140,000 tons. Figuraciones and Perfilamos manufacture welded steel tubes, profiles and beams. These companies have combined annual sales of approximately 300,000 tons, of which approximately 70% are long products and 30% are flat and tubular products, used mainly in the construction sector.

[1]	This note was added subsequent to the approval of these financial statements at the Annual General Meeting of shareholders of the Company held on June 2, 2010.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
34 Subsequent events (1) (continued)
(b) Acquisition of business (continued)
The transaction, which is subject to Colombian antitrust clearance and other customary conditions, is expected to close in the third quarter of 2010. Upon its completion Ferrasa is expected to have consolidated financial debt of approximately USD 120 million.
Ternium also agreed to purchase a 54% ownership interest in Ferrasa Panamá S.A. (“Ferrasa Panamá”) for USD 0.5 million. Ferrasa Panamá is a long steel products processor and distributor based in Panama, with annual sales of approximately 8,000 tons.
Upon closing, the former controlling shareholders will have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in each of Ferrasa and Ferrasa Panamá, and Ternium will have an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time after the second anniversary of the closing.
(c) Corus arbitration proceedings
In connection with the arbitration proceedings mentioned in Note 27 (h), on May 25, 2010, pursuant to the arbitration tribunal’s request that the parties provide an estimate on the actual amounts in dispute, Corus informed that the amounts claimed would exceed 210 million British Pounds (approximately USD 316 million) while the offtakers estimated that the losses pursuant to their counterclaim would involve an amount exceeding 240 million British Pounds (approximately USD 362 million). Corus has argued that no cap is applicable in connection with the damages claimed. The arbitration proceeding has not yet concluded. At the date of issue of these financial statements it is not possible to foresee the final outcome of this arbitration proceeding.
(d) Annual General Meeting and Extraordinary General Meeting of Shareholders
On June 2, 2010, the Annual General Meeting of Shareholders of the Company approved all resolutions on its agenda. Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements and annual accounts for the year ended December 31, 2009, as well as the payment of an annual dividend of USD0.05 per share (USD0.50 per ADS), or approximately USD100.2 million. The Company paid that dividend on June 10, 2010.
In addition, the Annual General Meeting of Shareholders re-elected Ubaldo Aguirre, Roberto Bonatti, Wilson Nélio Brumer, Carlos Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil and elected Ronald Seckelmann as members of the board of directors to serve until the next annual shareholders meeting, which will be held in June 2011; and re-appointed PricewaterhouseCoopers as Ternium’s independent auditors for the 2010 fiscal year.
The board of directors subsequently re-appointed Paolo Rocca as its chairman and Daniel Novegil as chief executive officer of the Company, and confirmed Ubaldo Aguirre, Pedro Pablo Kuczynski and Adrian Lajous as members of the board audit committee.
The meeting also granted a new authorization to Ternium and its subsidiaries to purchase, acquire or receive, from time to time, shares of Ternium on the terms and subject to the conditions set forth in the meeting’s minutes.
The extraordinary general meeting of Shareholders, also held on June 2, 2010, approved the renewal of the validity of the Company’s authorized share capital and the authorizations to the Company’s Board of Directors with respect to any issuance of shares within such authorized share capital, in each case, for a further five-year period and otherwise on their current terms and conditions.
Pablo Brizzio
Chief Financial Officer

[1]	This note was added subsequent to the approval of these financial statements at the Annual General Meeting of shareholders of the Company held on June 2, 2010.