Form 20-F
period 2010-12-31
Ternium S.A.
filed 2011-06-30
CIK 1342874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2010
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
29, Avenue de la Porte-Neuve — 3rd floor
L-2227 Luxembourg
(Address of registrant’s registered office)
Alicia Alvarez
29, Avenue de la Porte-Neuve — 3rd floor
L-2227 Luxembourg
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
Yes ☐       No ☑
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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐       No ☑
Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J.P. Mitrani Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno Abogados Alicia Moreau de Justo 400, 3rd Floor C1007AAH — Buenos Aires, Argentina (54-11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1701 Pennsylvania Avenue N.W. Washington, D.C. 20006 (202) 956-7500

i

CERTAIN DEFINED TERMS
In this annual report, unless otherwise specified or if the context so requires:
•	References to the “Company” refer exclusively to Ternium S.A., a Luxembourg public limited liability company (société anonyme);
•	References in this annual report to “Ternium”, “we”, “us” or “our” refer to Ternium S.A. and its consolidated subsidiaries;
•	References to the “Ternium companies” are to the Company’s manufacturing subsidiaries, namely Ternium México, S.A. de C.V., a Mexican corporation (“Ternium Mexico”), Siderar S.A.I.C., an Argentine corporation (“Siderar”), and Ferrasa S.A.S., a Colombian corporation (“Ferrasa”), and their respective subsidiaries;
•	References to “Tenaris” are to Tenaris S.A., a Luxembourg public limited liability company (société anonyme) and a significant shareholder of the Company;
•	References to “San Faustin” are to San Faustin S.A., a Luxembourg corporation and the Company’s indirect controlling shareholder;
•	References to the “Ternium network” or “Ternium Internacional” are to an international group of companies wholly owned by Ternium that market and provide worldwide distribution services for products offered primarily by Ternium;
•	References to “ADSs” are to the American Depositary Shares, which are evidenced by American Depositary Receipts;
•	References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons; and
•	References to “billions” are to thousands of millions, or 1,000,000,000.

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

Currencies
In this annual report, unless otherwise specified or the context otherwise requires:
•	“dollars”, “U.S. dollars”, “USD” or “US$” each refers to the United States of America dollar;
•	“Mexican pesos” or “MXN” each refers to the Mexican peso; and
•	“Argentine pesos” or “ARP” each refers to the Argentine peso.
On December 31, 2010, the noon buying rate between the Mexican peso and the U.S. dollar (as published by Banco de México, or the Mexican Bank) was MXN12.3496=USD1.0000, and the U.S. dollar sell exchange rate in the Argentine Republic (as published by Banco Central de la República Argentina, or the Argentine Central Bank) was ARP3.9760=USD1.0000. Those rates may differ from the actual rates used in preparation of the Company’s consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into any of these currencies.
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
We use words such as “aim,” “will continue,” “will likely result,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business discussed under Item 3. “Key Information—D. Risk Factors”, and among them, the following:
•	uncertainties about the behavior of steel consumers in the markets in which Ternium operates and sells its products;
•	changes in the pricing environments in the countries in which Ternium operates;
•	the impact in the markets in which Ternium operates of existing and new competitors, including competitors that offer less expensive products and services, desirable or innovative products, or have extensive resources or better financing, and whose presence may affect Ternium’s customer mix, revenues and profitability;
•	increases in the prices of raw materials, other inputs or energy or difficulties in acquiring raw materials or other inputs or energy supply cut-offs;
•	the policies of, and the economic, political and social developments and conditions in, the countries in which Ternium owns facilities or other countries which have an impact on Ternium’s business activities or investments;
•	inflation or deflation and foreign exchange rates in the countries in which Ternium operates;
•	volatility in interest rates;
•	the performance of the financial markets globally and in the countries in which Ternium operates;
•	changes in domestic and foreign laws, regulations and taxes;
•	regional or general changes in asset valuations;
•	our ability to successfully implement our business strategy or to grow through acquisitions, greenfield projects, joint ventures and other investments; and
•	other factors or trends affecting the flat and long steel industry generally and our financial condition in particular.
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
Ternium obtained control over Grupo Imsa, a Mexican steel processor, on July 26, 2007. Accordingly, the audited consolidated financial statements of Ternium as of December 31, 2010, 2009 and 2008, and for the years then ended, included in this annual report consolidate the results and other financial data of Grupo Imsa for the entire year, and the audited consolidated financial statements of Ternium as of December 31, 2007, and for the year then ended, included in this annual report consolidate the results and other financial data of Grupo Imsa beginning on July 26, 2007. As a result, Ternium’s results and other financial data for the years ended December 31, 2010, 2009 and 2008 varied significantly from the results and other financial data for the year ended December 31, 2007, and the results and other financial data of each such year varied significantly from the results and other financial data for the year ended December 31, 2006.
For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, see “Presentation of Certain Financial and Other Information—Accounting Principles” and “Currencies.”

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	2010	2009	2008	2007	2006
Selected consolidated income statement data

Continuing operations
Net sales	7,382,004	4,958,983	8,464,885	5,633,366	4,484,918
Cost of sales	(5,665,254)	(4,110,370)	(6,128,027)	(4,287,671)	(3,107,629)

Gross profit	1,716,750	848,613	2,336,858	1,345,695	1,377,289
Selling, general and administrative expenses	(665,306)	(531,530)	(669,473)	(517,433)	(370,727)
Other operating income (expenses), net	2,493	(20,700)	8,662	8,514	(4,739)

Operating income	1,053,937	296,383	1,676,047	836,776	1,001,823

Interest expense	(72,969)	(105,810)	(136,111)	(133,109)	(96,814)
Interest income	27,347	21,141	32,178	41,613	33,903
Interest income — Sidor financial asset	61,012	135,952	—	—	—
Other financial income (expenses), net	115,112	81,639	(693,192)	(38,498)	(40,432)
Equity in earnings of associated companies	1,688	1,110	1,851	434	671

Income before income tax expense	1,186,127	430,415	880,773	707,216	899,151
Income tax (expense) benefit
Current and deferred income tax expense	(406,657)	(91,314)	(258,969)	(291,345)	(353,044)
Reversal of deferred statutory profit sharing	—	—	96,265	—	—

Income from continuing operations	779,470	339,101	718,069	415,871	546,107

Discontinued operations
Income from discontinued operations	—	428,023	157,095	579,925	444,468

Profit for the year (1)	779,470	767,124	875,164	995,796	990,575

Attributable to:
Equity holders of the Company	622,076	717,400	715,418	784,490	795,424
Non-controlling interest	157,394	49,724	159,746	211,306	195,151

	779,470	767,124	875,164	995,796	990,575

Depreciation and amortization	383,300	385,105	413,541	355,271	251,371
Weighted average number of shares outstanding	2,004,743,442	2,004,743,442	2,004,743,442	2,004,743,442	1,936,833,060

Basic earnings per share (expressed in USD per share) for profit: (1) (2)
From continuing operations attributable to the equity holders of the Company	0.31	0.15	0.27	0.15	0.20
From discontinued operations attributable to the equity holders of the Company	—	0.21	0.09	0.24	0.21
For the year attributable to the equity holders of the Company	0.31	0.36	0.36	0.39	0.41
Dividends per share declared	0.075	0.05	—	0.05	0.05

(1)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement includes the portion attributable to non-controlling interest. Basic earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.

(2)	Diluted earnings per share (expressed in USD per share), equals basic earnings per share. Diluted earnings per share have been calculated giving effect to the conversion of certain subordinated convertible loans.

In thousands U.S. dollars
(except number of shares and per	At December 31,
share data)	2010	2009	2008	2007	2006
Selected consolidated balance sheet data

Non-current assets	5,579,438	5,250,135	5,491,408	8,553,123	6,029,383
Property, plant and equipment, net	4,262,896	4,040,415	4,212,313	6,776,630	5,335,030
Other non-current assets (1)	1,316,542	1,209,720	1,279,095	1,776,493	694,353
Current assets	5,532,893	5,042,538	5,179,839	5,095,959	2,628,870
Cash and cash equivalents	1,779,416	2,095,798	1,065,552	1,125,830	643,291
Other current assets (2)	3,743,516	2,937,494	4,108,954	3,200,987	1,978,537
Non-current assets classified as held for sale	9,961	9,246	5,333	769,142	7,042

Total assets	11,112,331	10,292,673	10,671,247	13,649,082	8,658,253

Capital and reserves attributable to the Company’s equity holders (3)	5,880,740	5,296,342	4,597,370	4,452,680	3,757,558
Non-controlling interest	1,135,361	964,897	964,094	1,805,243	1,626,119

Non-current liabilities	2,540,594	2,872,667	3,374,964	5,401,549	1,867,892

Borrowings	1,426,574	1,787,204	2,325,867	3,676,072	546,601
Deferred income tax	877,742	857,297	810,160	1,327,768	982,091
Other non-current liabilities	236,278	228,166	238,937	397,709	339,200

Current liabilities	1,555,636	1,158,767	1,734,819	1,989,610	1,406,684

Borrowings	513,083	539,525	941,460	406,239	507,241
Other current liabilities	1,042,553	619,242	793,359	1,369,608	899,443
Liabilities directly associated with non-current assets classified as held for sale	—	—	—	213,763	—

Total liabilities	4,096,230	4,031,434	5,109,783	7,391,159	3,274,576
Total equity and liabilities	11,112,331	10,292,673	10,671,247	13,649,082	8,658,253

Number of shares outstanding	2,004,743,442	2,004,743,442	2,004,743,442	2,004,743,442	2,004,743,442

(1)	As of December 31, 2010, 2009, 2008, 2007 and 2006, includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of USD750.1, USD708.6, USD683.7, USD850.7 and USD397.9 million, respectively.

(2)	As of December 31, 2010, 2009, 2008 and 2007, includes deposits with maturity of more than three months for a total amount of USD848.4, USD46.8, USD90.0 and USD65.3 million, respectively.

(3)	The Company’s share capital as of December 31, 2010, 2009, 2008, 2007 and 2006 was represented by 2,004,743,442 shares, par value USD1.00 per share, for a total amount of USD2,004.7 million.
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations, which could in turn affect the price of the Company’s shares and ADSs.

Risks Relating to the Steel Industry
A downturn in the global economy would cause a reduction in worldwide demand for steel and would have a material adverse effect on the steel industry and Ternium.
Ternium’s activities and results are affected by international economic conditions, as well as by national and regional economic conditions in the markets where Ternium operates and/or sells its products. A downturn in the global economy would reduce demand for steel products. This would have a negative effect on Ternium’s business and results of operations.
If global macroeconomic conditions deteriorate, the outlook for steel producers would be adversely affected. In particular, a recession or depression in the developed economies, such as the one experienced by the United States and Europe in 2008 and 2009, or slower growth or recessionary conditions in emerging economies that are substantial consumers of steel (such as China and India, as well as emerging Asian markets, the Middle East, Latin America and the Commonwealth of Independent States regions) would exact a heavy toll on the steel industry, and would depress demand for our products and adversely affect our business and results of operations.
A protracted fall in steel prices would have a material adverse effect on the results of Ternium, as could price volatility.
Steel prices are volatile and are sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products. Steel prices in the international markets, which had been rising fast during the first half of 2008, fell sharply beginning in the second half of 2008 as a result of collapsing demand and the resulting excess capacity in the industry. The fall in prices during this period adversely affected the results of steel producers generally, including Ternium, as a result of lower revenues and writedowns of finished steel products and raw material inventories. For example, in the second half of 2008 Ternium recorded a valuation allowance on inventories in an amount of USD200 million and in the first half of 2009 it recorded an additional valuation allowance in the amount of USD127.6 million. Beginning in the second half of 2009, steel prices in the international markets rebounded mainly as a result of the increase in the demand for steel in China and other emerging markets, and the subsidence of the worldwide de-stocking process. This positive trend in international steel prices partially reversed during the second half of 2010 as the increase in demand for steel products was more than offset by new capacity additions and idled capacity restarts. A more balanced market and the increase in steel demand by year-end 2010 supported a steel price rally during the first quarter of 2011. Steel prices, however, decreased during the second quarter of 2011. Historically, the length and nature of business cycles affecting the steel industry has been unpredictable. A downturn in steel prices would materially and adversely affect Ternium’s revenues and profitability.
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
Like other manufacturers of steel-related products, Ternium’s operations require substantial amounts of raw materials, energy and other inputs from domestic and foreign suppliers. In particular, the Ternium companies consume large quantities of iron ore, scrap, ferroalloys, electricity, coal, natural gas, oxygen and other gases in operating their blast and electric arc furnaces. In addition, Ternium is a large consumer of slabs and hot and cold-rolled steel, which are used as inputs in the production process. Also, the availability and price of a significant portion of the raw materials, slabs, energy and other inputs Ternium requires are subject to market conditions and government regulation affecting supply and demand. For example, shortages of natural gas in Argentina and the consequent supply restrictions imposed by the government could lead to higher costs of production and eventually to production cutbacks at Siderar’s facilities in Argentina. See “—Risks Relating to the Countries in Which We Operate—Argentina—Restrictions on the supply of energy to Siderar’s operations in Argentina could curtail Siderar’s production and negatively impact Ternium’s results of operations.” In the past, Ternium has usually been able to procure sufficient supplies of raw materials, slabs, energy and other inputs to meet its production needs; however, it could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of principal inputs to the Ternium companies (including as a result of strikes, lockouts or other problems) would result in lost sales and would have a material adverse effect on Ternium’s business and results of operations. For example, during 2007 Companhia Vale do Rio Doce, or Vale, our main third party supplier of iron ore, was unable to provide us with the quantities of iron ore required for Siderar’s operations; in addition, there was limited transportation capacity from Brazil to Argentina through the Paraguay and Parana rivers. For further information related to raw materials, energy and other inputs requirements, see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other Inputs.”
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
Ternium’s larger competitors could use their resources against Ternium in a variety of ways, including by making additional acquisitions, implementing modernization programs, expanding their production capacity, investing more aggressively in product development, and displacing demand for Ternium’s products in certain markets. To the extent that these producers become more efficient, Ternium could confront stronger competition and could fail to preserve its current share of the relevant geographic or product markets. In addition, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and smaller competitors in the steel market today could become larger competitors in the future. For example, in June 2006, Mittal Steel and Arcelor merged to create the world’s largest steel company, ArcelorMittal; in April 2007, Tata Steel completed the acquisition of Corus; in 2008 Severstal acquired Sparrows Point, WCI Steel and Esmark (subsequently divesting in 2011 Sparrows Point, Warren and Wheeling); and in 2011 Sumitomo Metal Industries and Nippon Steel Corporation announced plans to merge their operations. Regional players in Ternium’s markets have also experienced consolidation through acquisitions; for example, Siderperu was acquired by Gerdau in 2006, Sicartsa of Mexico was acquired by ArcelorMittal in December 2006 and Aceria Paz del Rio of Colombia was acquired by Votorantim in March 2007. For further information please see Item 4. “Information on the Company—B. Business Overview—Competition.”
Moreover, competition from alternative materials (including aluminum, wood, concrete, plastic and ceramics) could adversely affect the demand for, and consequently the market prices of, certain steel products and, accordingly, could affect Ternium’s sales volumes and revenues.
Competition in the global and regional markets could also be affected by antidumping and countervailing duties imposed on some producers in major steel markets and by the removal of barriers to imported products in those countries where the Ternium companies direct their sales. For further information please refer to Item 4. “Information on the Company—B. Business Overview—Regulations—Trade regulations.”
Risks Relating to our Business
If Ternium does not successfully implement its business strategy, its opportunities for growth and its competitive position could be adversely affected.
Ternium plans to continue implementing its business strategy of enhancing its position as a low cost steel producer, pursuing strategic growth opportunities, gaining further access to iron ore and other inputs, developing value-added products, and providing services to a wider range of customers in the local and export markets. Any of these components or Ternium’s overall business strategy could be delayed or abandoned or could cost more than anticipated, any of which could impact its competitive position and reduce its revenue and profitability. For example, Ternium could fail to develop its projects to increase steel production capacity and lose market share in its regional markets. Even if Ternium successfully implements its business strategy, it may not yield the desired goals.
Recent and future acquisitions, green-field projects, significant investments and strategic alliances could disrupt Ternium’s operations and adversely affect its profits. Ternium may not realize the benefits it expects from these business decisions.
A key element of Ternium’s business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of this growth strategy, Ternium has acquired interests in various companies, including Hylsamex, one of the main steel producers in Mexico; and Grupo Imsa, a leading steel processor with operations in Mexico, the United States and Guatemala. Additionally, Ternium has recently acquired a 54% ownership interest in Colombia-based Ferrasa and Ferrasa Panamá S.A., a Panamanian corporation (“Ferrasa Panamá”), and formed the Mexican joint venture company Tenigal S.R.L. de C.V. (“Tenigal”) with Nippon Steel Corporation, for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market.
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

These risks, and the fact that integration of any acquired businesses will require a significant amount of time and resources of Ternium’s management and employees, could disrupt Ternium’s ongoing business and could have a material adverse effect on its business, financial condition and results of operations.
Ternium may be required to record a significant charge to earnings if it must reassess its goodwill or other amortizable intangible assets.
In accordance with IFRS, management must test all of Ternium’s goodwill, intangible assets with an indefinite useful life and intangible assets not yet available for use annually for impairment, or more frequently if there are indicators of impairment, and recognize a non-cash charge in an amount equal to any impairment. We recorded goodwill in connection with the acquisition of our Mexican subsidiaries, the balance of which, as of December 31, 2010, amounted to USD744.0 million. If Ternium’s management were to determine in the future that the goodwill from the acquisition of our Mexican subsidiaries was impaired, Ternium would be required to recognize a non-cash charge to write down the value of this goodwill, which would adversely affect Ternium’s results of operations.
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
The various measures that Ternium has taken in order to become more competitive in Mexico, during 2009 and 2010, and in Colombia, during 2010, have not resulted in significant labor unrest. Notwithstanding this, we cannot assure that this situation will remain stable.
In Argentina, in early 2009, following a decrease in the level of activity since the last quarter of 2008 due to the global economic downturn, Siderar downsized contractor and subcontractor activities and temporary personnel, triggering adverse reactions from the construction workers’ union and the steelworkers’ union. Later in 2009, during the negotiations between Siderar and the steelworkers’ union regarding the annual bonuses related to results, the unions called for work stoppages and other measures. During 2010, the various measures that Siderar has taken in order to become more competitive did not result in significant labor unrest. For more information on the collective bargaining agreement applicable to most of Siderar’s employees in Argentina, see Item 6. “Directors, Senior Management and Employees—D. Employees—Argentina.”
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
Some of Ternium’s sales and purchases are made to and from other companies controlled by San Faustin. These sales and purchases are primarily made in the ordinary course of business, and we believe that they are made on terms no less favorable than those we could obtain from unaffiliated third parties. Ternium will continue to engage in related party transactions in the future, and these transactions may not be on terms as favorable as those that could be obtained from unaffiliated third parties. For information concerning the principal transactions between Ternium and related parties see Item 7. “Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Following the completion of the Sidor nationalization process, Ternium is exposed to credit concentration risk with Venezuela.
On May 7, 2009, Ternium completed the transfer of its entire 59.7% interest in Sidor to Corporación Venezolana de Guayana, or CVG, a Venezuelan state-owned entity. Ternium agreed to receive an aggregate amount of USD1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD400 million in cash at closing, and the balance was divided in two tranches: the first tranche of USD945 million to be paid in six equal installments beginning in August 2009 until November 2010, and the second tranche due in November 2010 and subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. CVG made all payments required to be made under the agreements governing the transfer of Sidor to Venezuela except for the final payment due on November 8, 2010. On December 18, 2010, Ternium reached an agreement with CVG on the rescheduling of the unpaid balance, which amounted to USD257 million. As provided in such refinancing agreement, CVG paid USD7 million to Ternium in January 2011, and CVG is required to pay the remainder in five quarterly installments, beginning on February 15, 2011 and ending on February 15, 2012. The first two installments of USD31 million each were paid on February 16 and May 17, 2011. The outstanding principal amount of the receivables with CVG is currently USD187 million. Accordingly, we have significant credit concentration risk with Venezuela.
As security for the payment of the outstanding balance, Ternium received, duly endorsed in its favor, promissory notes issued by Energía Argentina S.A. (Enarsa) and Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Cammesa) (both companies owned by the Argentine government) to PDVSA Petróleo S.A. (a company owned by the Venezuelan government). Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, Ternium has reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that Ternium may not claim an amount exceeding the outstanding balance due from CVG. For more information on the Sidor nationalization process, see note 29 to our audited consolidated financial statements included elsewhere in this annual report.
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
Exploration activities are highly speculative, involve substantial risks and may be unproductive. We may incur substantial costs for exploration which do not yield the expected results. The failure to find sufficient and adequate reserves could adversely affect our business. In addition, even if ore deposits are discovered, our ability to pursue exploitation activities may be delayed for a long time during which market conditions may vary. Significant resources and time need to be invested in order to establish ore resources through exploration, define the appropriate processes that shall be undertaken, obtain environmental licenses, concessions and other permits, build the necessary facilities and infrastructure for greenfield projects and obtain the ore or extract the metals from the ore. If a project does not turn out to be economically feasible by the time we are able to exploit it, we may incur substantial write-offs.
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
Communities living near areas where we operate may take actions to oppose and interfere with our mining activities. Although we make significant efforts to maintain good relationships with such communities, actions taken by them may hamper our ability to conduct our mining activities as planned, or significantly increase the cost of exploring and/or exploiting the mines and adversely affect our business and results of operations. For example, in Aquila, Mexico, during 2011, native communities blocked roads demanding higher compensation for the use of land for mining activities. These actions prevented Ternium from transporting iron ore from the mines to the pelletizing facilities for several weeks and ultimately resulted in a technical stoppage of the mining activities in Aquila for several days.
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
As of June 6, 2011, San Faustin beneficially owned 62.02% and Tenaris, which is also controlled by San Faustin, held 11.46% of our outstanding voting shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”) controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, our controlling shareholder may cause our board of directors to approve an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “—Risk Factors—Risks Relating to our ADSs—Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases” and Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders.”
Remaining minority interests in our subsidiaries could delay or impede our ability to complete our strategy.
We do not own one hundred percent of the interests in certain of our subsidiaries.
Approximately 25.97% of Siderar is held by Administración Nacional de la Seguridad Social (“ANSeS”), Argentina’s governmental social security agency, approximately 10.53% is publicly held, and approximately 2.56% is held by certain Siderar employees. ANSeS became a significant shareholder of Siderar in the last quarter of 2008 as a result of the nationalization of Argentina’s private pension system, which caused assets under administration of Argentina’s private pension funds—including significant interests in publicly traded companies, such as Siderar, held by such funds—to be transferred to ANSeS. For further information on the latest developments involving Siderar following the enactment of Decree 441/2011, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments — Recent developments involving Siderar.”
Ternium holds a 54% ownership interest in Ferrasa and Ferrasa Panamá, and the former controlling shareholders hold the remaining 46% interest in each of Ferrasa and Ferrasa Panamá.Ternium holds a 51% ownership interest in Tenigal, and Nippon Steel Corporation holds the remaining 49%.
The existence of a minority interest in these subsidiaries could prevent Ternium from taking actions that, while beneficial to Ternium, might not be beneficial to each relevant subsidiary, considered separately. As a result, we could be delayed or impeded in the full implementation of our strategy or the maximization of Ternium’s competitive strengths.
Risks Relating to the Countries in Which We Operate
Negative economic, political and regulatory developments in certain markets where Ternium has a significant portion of its operations and assets could hurt Ternium’s financial condition, shipments and prices and disrupt its manufacturing operations, thereby adversely affecting its results of operations and financial condition.
The results of Ternium’s operations are subject to the risks of doing business in emerging markets, principally in Mexico and Argentina and to a lesser extent in Colombia, and have been, and could in the future be, affected from time to time to varying degrees by economic, political and regulatory developments, such as forced divestiture of assets; restrictions on production, domestic sales, imports and exports; interruptions to essential energy inputs; exchange and/or transfer restrictions; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of our facilities; direct and indirect price controls; tax increases; changes (including retroactive) in the enforcement or interpretation of tax laws and other retroactive tax claims or challenges; expropriation of property; changes in laws or regulations; cancellation of contract rights; and delays or denial of governmental approvals. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected country and, depending on their materiality, on the results of operations and financial condition of Ternium as a whole.
Mexico
Ternium has significant manufacturing operations and assets located in Mexico and a majority of its sales are made in this country. Ternium’s main revenues derive from its Mexican operations, therefore, are related to market conditions in Mexico and to changes in its economic activity. Ternium’s business could be materially and adversely affected by economic, political and regulatory developments in in this country.

Economic and social conditions and government policies in Mexico could negatively impact Ternium’s business and results of operations.
In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States. If problems such as deterioration in Mexico’s economic conditions reemerge, or social instability, political unrest, reduction in government spending or other adverse social developments reemerge in the future, they could lead to continued volatility in the foreign exchange and financial markets, and, depending on their severity and duration, could adversely affect the business, results of operations, financial condition or liquidity of Ternium. Moreover, adverse economic conditions in Mexico could result in, among other things, higher interest rates accompanied by reduced opportunities for refunding or refinancing, reduced domestic consumption of Ternium’s products, decreased operating results and delays in capital expenditures. In addition, high incidences of violence and crime in Mexico related to drug trafficking could affect our day-to-day operations and could also result in an economic slowdown, reducing domestic demand for our products and thereby having an adverse effect on our business. A continued deterioration of the security situation may result in significant obstacles or additional costs to the implementation of our growth plans in Mexico.
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
Future changes in the Mexican tax system may affect our Mexican subsidiaries’ tax burden, thereby affecting our financial condition and results of operations.
Argentina
Ternium’s subsidiary Siderar has significant manufacturing operations and assets located in Argentina and a significant portion of its sales are made in Argentina. Ternium’s main revenues from Siderar’s operations, therefore, are related to market conditions in Argentina and to changes in Argentina’s gross domestic product, or GDP, and per capita disposable income. Accordingly, Siderar’s business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Argentina.

Economic and political instability, which resulted in a severe recession in 2002, may occur in the future, thereby adversely affecting our business, financial condition and results.
Our business and results of operations in Argentina have closely followed macroeconomic conditions. Domestic sales of Siderar were severely affected by Argentina’s recession during 2001 and 2002. The domestic economic recovery over the 2003 – 2008 period, with sustained growth in construction, agriculture, industrial activity and particularly a significant improvement in the automobile industry, led to a recovery of steel shipments to the Argentine domestic market. During the last quarter of 2008, however, the downturn in the global economy reached the Argentine economy and had a significant adverse impact on our shipments to the Argentine domestic market until their recovery beginning in the second quarter of 2009.
The Argentine economy is currently facing significant challenges. Inflation is high, as further discussed below, and the economy has been affected by supply constraints. Capital investment in general has lagged due to, among other factors, political and economic uncertainties and government actions, including price controls, export taxes, the nationalization of Argentina’s private pension system, an increased level of government intervention in, or limitations to, the conduct of business in the private sector, and other measures affecting investor confidence. For example, as price controls are concerned, in February 2011, Argentina’s Secretary of Commerce issued Resolution 14/2011 requiring that prices for steel products sold in Argentina, including products sold by Siderar, be limited to those in effect on January 21, 2011, and that sales of steel products be invoiced in Argentine pesos. Although Ternium believes that price controls are illegal under Argentine law and resolution 14/2011 was ultimately revoked, other price control measures could be imposed in the future.
Declining capital investment may affect growth and, accordingly, cause demand for our local subsidiary’s products in the domestic market to drop. A lack of financing alternatives could significantly impair Argentina’s ability to sustain the economy’s activity level, foster economic growth and/or avert a sovereign default.
Economic conditions in Argentina have deteriorated rapidly in the past and may deteriorate rapidly in the future. The Argentine economy may not continue to grow and economic instability may return. In addition, presidential and Congress elections in Argentina will take place in October 2011, and the general uncertainty as to who will win the elections (and, thus, the impact that the outcome of the elections could have on the Argentine economy) could have an adverse effect on Siderar and the Argentine economy as a whole. Our business and results of operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina or by the Argentine government’s policy response to such conditions.
Inflation may undermine economic growth in Argentina and impact our costs, thereby adversely affecting our results of operations and financial position.
In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Beginning in 2004, inflation indicators began showing significant year-over-year increases, signaling a trend characteristic of an inflationary economy. The pace of inflation has increased rapidly and significantly over the last few years; however, since 2007 Argentina’s official inflation data published by the Instituto Nacional de Estadística y Censos (“INDEC”), Argentina’s national statistics institute, have been subject to changes in calculation; following the implementation of such changes, the official inflation figures have been consistently disputed by independent economists. For example, the annual inflation rates based on the data published by INDEC were 7.2%, 7.7% and 10.9% for December 2008, 2009 and 2010, respectively, while private estimates, on average, refer to annual rates of inflation significantly higher than those published by INDEC.
Sustained high inflation in Argentina could negatively impact our results of operations and financial position as the Argentine peso-denominated costs (mainly labor-related costs) at Siderar increase, thereby affecting its cost-competitiveness and deteriorating its margins. In addition, a high inflation economy could undermine Argentina’s foreign competitiveness in international markets and negatively affect the economy’s activity and employment levels. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Siderar could be affected by inflation in the future.
The Argentine government has increased taxes on Argentine companies and could further increase the fiscal burden in the future.
Since 1992, the Argentine government has not permitted the application of an inflation adjustment on the value of fixed assets for tax purposes. As a result of the substantial devaluation of the Argentine peso in 2002 and a significant inflation in recent years, the amounts that the Argentine tax authorities permit Siderar to deduct as depreciation for its past investments in plant, property and equipment have been substantially reduced in real terms, thus creating artificial gains for tax purposes which result in higher-than-nominal effective income tax charges. If the Argentine government continues to increase the tax burden on Siderar’s operations, Ternium’s results of operations and financial condition could be adversely affected.

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent Ternium from paying dividends or other amounts from cash generated by Siderar’s operations.
Since January 2002, the Argentine government and Central Bank have introduced several rules and regulations to reduce volatility in the ARS/USD exchange rate, and has implemented formal and informal restrictions on capital inflows into Argentina and capital outflows from Argentina. In addition, Siderar is currently required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into Argentine pesos at the relevant exchange rate applicable on the date of repatriation. The existing controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could expose Ternium to the risk of losses arising from fluctuations or affect Ternium’s ability to finance its investments and operations in Argentina or impair Ternium’s ability to transfer funds generated by Siderar in U.S. dollars outside Argentina, for example, to fund the payment of dividends or to undertake investments and other activities that require payments in U.S. dollars. For additional information on current Argentine exchange controls and restrictions, see Item 10. “Additional Information—D. Exchange Controls.”
Restrictions on the supply of energy to Siderar’s operations in Argentina could curtail Siderar’s production and negatively impact Ternium’s results of operations.
There has been an insufficient level of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. Over the course of the last several years, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and low prices in comparison with alternative fuel sources. This in turn resulted in shortages of natural gas and electricity to residential and industrial users during periods of high demand. For example, in recent years Siderar’s operations experienced constraints in their natural gas supply requirements and interruptions in their electricity supply at peak hours on many occasions. If demand for natural gas and electricity increases and a matching increase in natural gas and electricity supply and transport capacity fails to materialize on a timely basis, Siderar’s production in Argentina (or that of its main customers and suppliers) could be curtailed, and Siderar’s sales and revenues could decline. Although Siderar could take measures, such as the purchase of alternative fuels such as fuel oil, to limit the effect of supply restrictions on its operations in Argentina, such efforts might not be sufficient to avoid an impact on Siderar’s production in Argentina and Siderar might not be able to similarly limit the effect of future supply restrictions. See “—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, slabs and energy could adversely affect Ternium’s profitability” above.
Colombia
Ternium has manufacturing operations and assets located in Colombia and a share of its sales is made in Colombia. Ternium’s main revenues from its Colombian operations, therefore, are related to market conditions in Colombia and to changes in Colombia’s gross domestic product, or GDP, and per capita disposable income. Accordingly, Ternium’s business could be adversely affected by economic, political and regulatory developments in Colombia.
Colombia has experienced internal security issues that have had or could have in the future a negative effect on the Colombian economy.
Colombia has experienced internal security issues, primarily due to the activities of guerrillas, paramilitary groups and drug cartels. In the past, guerrillas have targeted the crude oil pipelines, including the Oleoducto Transandino, Caño Limón-Coveñas and Ocensa pipelines, and other related infrastructure disrupting activities in the oil industry. These activities, their possible escalation and the effects associated with them have had and may have in the future a negative impact on the Colombian economy, thus affecting our business in the country.

Colombian peso volatility could have a negative impact on Ternium’s financial condition.
Ternium could have, at any given time, a long or short net Colombian peso financial position. The fluctuation of the Colombian peso against the U.S. dollar (whether an appreciation or a devaluation) could result in financial losses. For example, most of Ferrasa’s trade receivables are Colombian peso-denominated; accordingly, in the event of a Colombian peso devaluation, the financial condition of our Colombian operations, when measured in U.S. dollars, could be adversely affected.
Certain Regulatory Risks and Litigation Risks
International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.
International trade-related legal actions and restrictions pose a constant risk for Ternium’s international operations and sales throughout the world. We are a significant purchaser of slabs for our operations in Mexico (which we buy from various suppliers in Mexico and overseas) and a significant purchaser of steel products for our operations in Colombia (which we buy from our subsidiaries overseas and from various suppliers in Colombia and overseas). Imports of slabs into Mexico and steel products in Colombia are, subject to certain conditions, imported under lower import duties or through a temporary import regime. Should imports of slabs into Mexico or steel products into Colombia grow, we may not be able to make such imports under the lower duty regime, or the Mexican or Colombian government may increase the applicable duties or impose restrictions in the quantities allowed to be imported.
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
Countries can impose restrictive import duties and other restrictions on imports under various national trade laws. The timing and nature of the imposition of trade-related restrictions potentially affecting Ternium’s exports are unpredictable. Trade restrictions on Ternium’s exports could adversely affect Ternium’s ability to sell products abroad and, as a result, Ternium’s profit margins, financial condition and overall business could suffer. One significant source of trade restrictions results from countries’ imposition of so-called “antidumping” and “countervailing” duties, as well as “safeguard measures”. These duties can severely limit or altogether impede an exporter’s ability to export to relevant markets. In several of Ternium’s export destinations, such as the United States or Europe, safeguard duties and other protective measures have been imposed against a broad array of steel imports in certain periods of excess global production capacity, as is currently the case. Furthermore, certain domestic producers have filed antidumping and/or countervailing duty actions against particular steel imports. Some of these actions have led to restrictions on Ternium’s exports of certain types of steel products to certain steel markets. As domestic producers’ filing of such actions is largely unpredictable, additional antidumping, countervailing duty or other such import restrictions could be imposed in the future, limiting Ternium’s export sales to and potential growth in those markets. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade regulations.”
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
Some of the activities for which Ternium supplies products, such as canning for consumption, construction and the automotive industry are subject to inherent risks that could result in death, personal injury, property damage or environmental pollution, and subject us to potential product liability risks that could extend to being held liable for the damages produced by such products. Furthermore, Ternium’s products are also sold to, and used in, certain safety-critical appliances. Actual or claimed defects in our products may give rise to claims against us for losses suffered by our customers and expose us to claims for damages. The insurance we maintain may not be adequate or available to protect us in the event of a claim, its coverage may be limited, canceled or otherwise terminated, or the amount of our insurance may be less than the related impact on enterprise value after a loss.
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
Furthermore, the trading price of our ADSs could suffer as a result of developments in emerging markets. Although the Company is organized as a Luxembourg corporation, almost all of its assets and operations are located in Latin America. Financial and securities markets for companies with a substantial portion of their assets and operations in Latin America are, to varying degrees, influenced by political, economic and market conditions in emerging market countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Mexico, Argentina and Colombia. See “—Risks Relating to the Countries in Which We Operate.”
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
Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors had been authorized to waive, limit or suppress such preemptive subscription rights until October 26, 2010; such authorization was renewed in the Extraordinary General Meeting of Shareholders held on June 2, 2010 until July 15, 2015. The Company, however, may issue shares without preemptive rights only if the newly issued shares are issued:
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
The Company is a public limited liability company (société anonyme) organized under the laws of Luxembourg, and most of its assets are located outside of the United States. Furthermore, most of the Company’s directors and officers named in this annual report reside outside the United States. As a result, investors may not be able to effect service of process within the United States upon the Company or its directors or officers or to enforce against the Company or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. Likewise, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against the Company, its directors or its officers. There is also uncertainty with regard to the enforceability of original actions in courts outside the United States of civil liabilities predicated upon the civil liability provisions of U.S. federal securities laws. Furthermore, the enforceability in courts outside the United States of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

Item 4.	Information on the Company
Overview
Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. Ternium has a production capacity of finished steel products of approximately 10.4 million tons per year, and shipped approximately 8.1 million tons of steel products in 2010. The Company believes that it is a competitive steel producer due to its proximity to customers and high-quality raw material sources, state-of-the-art and flexible production facilities and downstream integration into value-added steel products.
Ternium produces and distributes a broad range of finished and semi-finished steel products, including value-added steel products such as cold-rolled coils and sheets, galvanized and electrogalvanized sheets, pre-painted sheets, tin plate, welded pipes, hot-rolled pickled and annealed and tailor-made flat products. Ternium also produces long steel products such as bars and wire rod.
Ternium primarily sells its flat and long steel products in the regional markets of the Americas. Ternium provides specialized products and delivery services, mainly to customers in Mexico, Argentina, Colombia and various Central American countries, through its network of manufacturing facilities and service centers. We believe that Ternium is the leading supplier of flat steel products in Mexico and Argentina, a significant supplier of steel products in Colombia and in various other countries in South and Central America, and a competitive player in the international steel market for flat and long steel products. Through its network of commercial offices in several countries in Latin America, the United States and Spain, Ternium maintains an international presence that allows it to reach customers outside its local markets, achieve improved effectiveness in the supply of its products and in the procurement of semi-finished steel, and maintain a fluid commercial relationship with its customers by providing continuous services and assistance.
In 2010, approximately 57% of Ternium’s sales were made to North America, 41% to South and Central America, and 2% to Europe and other markets. In 2010, Ternium’s net sales were USD7.4 billion, gross profit was USD1.7 billion, and net income attributable to equity holders was USD622.1 million.
A.	History and Development of the Company
The Company
Our legal and commercial name is Ternium S.A. The Company was organized as a public limited liability company (societé anonyme) under the laws of the Grand-Duchy of Luxembourg on December 22, 2003. Our Luxembourg office is located at 29, Avenue de la Porte-Neuve — 3rd floor, L-2227 Luxembourg, telephone number +352 2668 3152. Our agent for U.S. federal securities law purposes is Ternium International U.S.A. Corporation, located at 2200 West Loop South, 8th floor, Houston, TX 77027, United States.
Ternium
Ternium’s origins began in September 1961 with the founding of Propulsora Siderúrgica, or Propulsora, by San Faustin’s predecessor in Argentina. Propulsora began its operations as a producer of cold-rolled coils in December 1969 and in the early 1990s began to evolve through a series of strategic investments aimed at transforming Propulsora into an integrated steel producer. In 1993, Propulsora merged with Aceros Parana (a company formed by the Argentine government in connection with the privatization of Somisa, at that time the main integrated producer of flat steel in Argentina), Aceros Parana’s subsidiary Sidercrom, a tin plate processing company, and two other steel industry subsidiaries of Propulsora (Aceros Revestidos and Bernal). After the merger, Propulsora changed its name to Siderar S.A.I.C. San Faustin held a controlling interest in Siderar, with the remainder being held mainly by Usinas Siderurgicas de Minas Gerais S/A (a steel company organized under the laws of Brazil) (“Usiminas”), certain former employees of Somisa, and the public.

In December 1997, Amazonia (a consortium formed by San Faustin, Siderar, Usiminas, Hylsamex and Sivensa) won the bid in the privatization of 70% of the shares of Sidor, the largest steel company in the Andean Community, while Venezuela retained the remaining 30%. The continuing worldwide steel production crisis, the deterioration of the financial markets, the appreciation of the Venezuelan Bolívar and other adverse factors negatively affected Sidor and Amazonia, which undertook debt restructurings in 2000 and 2003. In the 2003 restructuring, Amazonia’s interest in Sidor was reduced to 59.7%, while Venezuela increased its interest to 40.3%. In addition, Ylopa (an entity formed by San Faustin, Siderar, Tenaris, Usiminas and Hylsamex’s former controlling shareholder) provided financial assistance to Sidor under a participation account agreement. Subsequently, Venezuela transferred a 19.9% interest in Sidor to present and former employees of Sidor under the terms of a special employee participation plan.
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

On August 25, 2010, Ternium completed the acquisition of a 54% ownership interest in Ferrasa through a capital contribution in the amount of USD74.5 million. Ferrasa has a 100% ownership interest in Sidecaldas S.A.S., Figuraciones S.A.S. and Perfilamos del Cauca S.A.S., all of which are also Colombian companies. Ternium also completed the acquisition of a 54% ownership interest in Ferrasa Panamá for USD0.5 million. Ferrasa Panamá is a long steel products processor and distributor based in Panama. Through these investments Ternium is expanding its business and commercial presence in Colombia, a country that has been experiencing significant growth, as well as in Central America. For more information on the Ferrasa acquisition, see note 3 to our audited consolidated financial statements included elsewhere in this annual report.
On October 4, 2010 Ternium and Nippon Steel Corporation signed a definitive agreement to form a joint venture in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. The joint venture company, Tenigal, was established in November 2010 with Ternium and Nippon Steel holding 51% and 49% participations, respectively. Tenigal began work for the construction of a hot-dip galvanizing plant in the vicinity of Monterrey City, which is expected to commence production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, in 2013. For more information on the Tenigal joint venture, see note 31 to our audited consolidated financial statements included elsewhere in this annual report.
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
• Pursue strategic growth opportunities. We have a history of strategically growing our businesses through acquisitions and joint ventures. In addition to strongly pursuing organic growth, we intend to identify and actively pursue growth-enhancing strategic opportunities to consolidate Ternium’s presence in its main markets and expand it to the rest of Latin America, gain further access to iron ore and other inputs, expand its offerings of value-added products, increase its steel production, and increase its distribution capabilities. In this regard, our Ferrasa acquisition in Colombia in 2010 allowed Ternium to expand its business and commercial presence in a country that is experiencing significant growth;

• Maximize the benefits arising from Ternium’s broad distribution network. We intend to maximize the benefits arising from Ternium’s broad network of distribution, sales and marketing services to reach customers in major steel markets with a comprehensive range of value-added products and services and to continue to expand its customer base and improve its product mix;

• Focus on higher margin value-added products. We intend to continue to shift Ternium’s sales mix towards higher margin value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time delivery and inventory management. In this regard, the pickling, cold-rolling, annealing and tempering lines planned in the vicinity of Monterrey City, will allow Ternium to increase its offering of cold-rolled and galvanized products to meet the demanding requirements of our industrial customers in Mexico; and

• Implementing Ternium’s best practices. We believe that the implementation of Ternium’s managerial, commercial and production best practices in acquired new businesses should generate additional benefits and savings. For example, the implementation of Ternium’s cost control procedures and performance analysis in Ternium Mexico improved control over its production variables and led to cost savings.

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
• Strong market position and extensive market reach. Ternium has a leading participation in the market for flat steel products in Mexico and Argentina and is a significant supplier of steel products in Colombia and in various other countries in South and Central America. The location of its production facilities gives Ternium favorable access to the most important regional markets in the Americas, including the North American Free Trade Agreement, or NAFTA, and Mercado Común del Sur, or Mercosur; and
• Experienced and committed management team. Our management team has extensive experience in, and knowledge of, the steel industry, which enhances Ternium’s reputation in the global steel markets. A large percentage of our senior managers have spent their entire careers working within the steel businesses of San Faustin and its affiliates. Our management team has substantial experience in increasing productivity and reducing costs, as well as in identifying, evaluating and pursuing growth opportunities and integrating acquisitions.
Our Products
The Ternium companies produce mainly finished and semi-finished flat and long steel products which are sold either directly to steel processors or to end-users, after different value-adding processes. Flat steel products include slabs (steel in its basic, semi-finished state), hot-rolled coils and sheets, cold-rolled coils and sheets, tin plate, hot dipped galvanized and electrogalvanized sheets and pre-painted sheets. Galvanized and pre-painted sheets can be further processed into a variety of corrugated sheets, trapezoidal sheets and other tailor-made products to serve Ternium’s customer requirements. Long steel products include billets and round bars (steel in its basic, semi-finished state), wire rod, bars and stirrups.
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

Hot dipped galvanized and pre-painted sheets: Hot dipped galvanized sheets are produced by adding a layer of zinc to cold-rolled coils, which are afterwards cut into sheets. Galvanized sheets can also be pre-painted, resulting in a product that is mainly sold to the construction industry for building coverings, manufacturing of ceiling systems, panels, air conditioning ducts and several other uses. Ternium also offers, under the trademark Zintroalum in Mexico and Cincalum in Argentina, a distinctive type of galvanized product with coating composition that contains approximately 55% aluminum and 44% zinc to improve product performance for construction industry, including rural, industrial and marine sites.
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
Steel round bars: Round bars are semi-finished steel forms with dimensions suitable for its processing into hot-rolled steel products such as seamless tubes.
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
Stirrups: Obtained from the mechanical transformation of rebars, stirrups are used in the construction industry in cement-based structures.
Other products
Pre-engineered metal building systems: These products are obtained from the mechanical transformation of flat steel. The steel construction systems are destined to low-rise non-residential buildings. Include frames, secondary steel members, roofs and walls panels, as well as finishing and accessories.

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
Ternium’s aggregate production capacity of steel products as of December 31, 2010, calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process, was approximately 10.4 million tons, of which 8.7 million tons correspond to flat steel products and 1.7 million tons correspond to long steel products, and of which 7.2 million tons correspond to facilities located in North America and 3.2 million tons correspond to facilities located in South and Central America.
Steel production facilities, service centers and distribution centers
The assets described in this section are owned by Ternium’s operating subsidiaries. The following table provides an overview, by type of asset, of Ternium’s production capacity:

		Capacity (thousand tons per year) [1]
Production asset	Quantity	Mexico	Argentina	Other	Total
Coke Plant	4		1,030		1,030
Sinter Plant	1		1,490		1,490
Direct Reduced Iron Plant	3	2,690			2,690
Blast Furnace	2		3,890		3,890
Electric Arc Furnace	5	3,770		160	3,930
Basic Oxygen Furnace	3		5,000		5,000
Thin Slab Continuous Caster	1	2,050			2,050
Slab Continuous Caster	1		2,880		2,880
Billet Continuous Caster	3	1,660		150	1,810
Slab — Rolling Mill	4	5,700	2,790		8,490
Skin — Pass Mill	4	2,130	940		3,070
Billet — Rolling Mill	4	1,080		160	1,240
Pickling Line	8	3,500	1,790		5,290
Cold-Rolling Mill (Tandem or Reversing)	9	2,540	1,770		4,310
Electrolytic Cleaning	4	1,220	200		1,420
Annealing Line	4	1,240	1,240		2,480
Temper Mill	6	1,320	1,770		3,090
Tension-Leveling / Inspection Line	7	800	980		1,780
Electro-tin plating line	1		160		160
Hot Dip Galvanizing Line	12	1,430	550	390	2,370
Electro-galvanizing Line	1		120		120
Color — Coating Line	8	660	110	180	950
Slitter	37	1,960	450	280	2,690
Cut to length	37	550	860	130	1,540
Roll forming Line	35	490	410	280	1,180
Panel Line	4	80			80
Profile Line	16	190		80	270
Tube Line	23	500	200	50	750
Structural beams Lines	1			50	50
Wire drawing Lines	15			110	110
Wire Mesh Lines	2			30	30
Rebar Processing Lines[2]	35			100	100

[1]	In this annual report annual production capacity is calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

[2]	Include shears, straighteners, stirrup benders and shaping centers.

North America Region. Ternium has twelve steel production and/or processing units in this region, consisting of three integrated steel-making plants (two of which produce long steel products and one of which produces flat steel products and includes two steel service centers), five downstream flat steel processing plants, combining hot-rolling, cold-rolling and/or coating facilities (two of which include steel service centers), and four steel service centers. In addition, Ternium has ten distribution centers in this region, aimed at serving customers mainly in the construction sector.
The following table sets forth key items of information regarding Ternium’s principal production locations and production units:

Type of Plant
				Service	Distribution
Unit	Country	Integrated	Downstream	Center	Center	Location	Products
Guerrero[1]	Mexico	X		X		San Nicolás d.l.G., Nuevo León	Flat
Norte[2]	Mexico	X				Apodaca, Nuevo León	Long
Puebla[3]	Mexico	X				Puebla, Puebla	Long
Juventud[4]	Mexico		X	X		San Nicolás d.l.G., Nuevo León	Flat
Churubusco[5]	Mexico		X	X		Monterrey, Nuevo León	Flat
Monclova[6]	Mexico		X			Monclova, Coahuila	Flat
Universidad[7]	Mexico		X			San Nicolás d.l.G., Nuevo León	Flat
Apodaca Industrial[8]	Mexico			X		Apodaca, Nuevo León	Flat
Apodaca Comercial[9]	Mexico			X		Apodaca, Nuevo León	Flat
Varco-Pruden[10]	Mexico			X		Ciénaga de Flores, Nuevo León	Metal buildings
San Luis[11]	Mexico			X		San Luis, San Luis Potosí	Flat
DC Chihuahua	Mexico				X	Chihuahua, Chihuahua	Flat
DC BC	Mexico				X	Tijuana, Baja California	Flat
DC MTY	Mexico				X	Monterrey, Nuevo León	Flat
DC Puebla	Mexico				X	Puebla, Puebla	Flat
DC Guadalajara	Mexico				X	Guadalajara, Jalisco	Flat
DC Mexico	Mexico				X	Naucalpan, Estado De México	Flat
DC Culiacán	Mexico				X	Culiacán, Sinaloa	Flat
DC Veracruz	Mexico				X	Veracruz, Veracruz	Flat
DC Mérida	Mexico				X	Mérida, Yucatán	Flat
DC Tuxtla	Mexico				X	Tuxtla Gtz, Chiapas	Flat
Shreveport[12]	USA		X			Shreveport, Louisiana	Flat

[1]	The Guerrero unit, located in the metropolitan area of Monterrey, Nuevo León, Mexico, produces hot-rolled and cold-rolled coils for the industrial, construction and home appliance sectors and for further processing in other Ternium Mexico’s units. It also produces slitted and cut-to-length products for the industrial sector, and profiles and tubes for the industrial and construction sectors. This unit includes two steel service centers, a slab-rolling mill, and an integrated facility based on direct reduced iron, mini-mill steelmaking and thin-slab casting/rolling mill technologies that uses iron ore pellets and steel scrap as main raw materials. The facility sources all of the iron ore from Ternium Mexico’s mining operations and the electricity and natural gas from the Mexican grid. In addition, the facility sources its net requirements of slabs from Mexican and international producers. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview. Raw Materials, Energy and Other Inputs.”

[2]	The Norte unit in Nuevo León, Mexico, produces billets and rebar for the construction industry. It is an integrated facility based on mini-mill steelmaking technology that uses steel scrap as its main raw material. The facility sources electricity from the Mexican grid. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview. Raw Materials, Energy and Other Inputs.”

[3]	The Puebla unit in Puebla, Mexico, produces rebar and wire rod mainly for the construction and industrial sectors, including high-carbon, low-carbon and micro-alloyed wire rod. It is an integrated facility based on direct reduced iron and mini-mill steelmaking technologies that uses iron ore pellets and steel scrap as main raw materials. The facility sources all of the iron ore from Ternium Mexico’s mining operations and the electricity and natural gas from the Mexican grid. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview. Raw Materials, Energy and Other Inputs.”

[4]	The Juventud unit in Nuevo León, Mexico, produces galvanized and color coated coils for the construction, home appliance and other industries and has a steel service center that produces slitted and roll-formed products, panels and tubes for the construction and industrial sectors. This plant processes hot-rolled and cold-rolled coils received from Ternium Mexico’s units in Nuevo León.

[5]	The Churubusco unit in Nuevo León, Mexico, produces hot-rolled and cold-rolled coils for industrial, construction and home appliance sectors and for further processing in other Ternium Mexico’s units. It also produces slitted and cut-to-length products for the industrial sector. The facility sources its requirements of slabs from other Mexican producers and from the international markets. Ternium’s procurement policy for slabs is described in greater depth in Item 4. “Information on the Company—B. Business Overview. Raw Materials, Energy and Other Inputs.”

[6]	The Monclova unit in Coahuila, Mexico, produces galvanized and color coated sheets for the home appliance industry. This plant procceses cold-rolled coils mainly received from Ternium Mexico’s units in Nuevo León.

[7]	The Universidad unit in Nuevo León, Mexico, located across the street from the Guerrero unit, produces galvanized and color coated coils for the construction, home appliance and industrial sectors. This plant, which also has a cold-rolling mill, processes hot-rolled coils received from Ternium Mexico’s units in Nuevo León.

[8]	The Apodaca Industrial unit in Nuevo León, Mexico, is a steel service center that produces slitted and cut-to-length products for industrial customers. This plant processes coated coils mainly received from Ternium Mexico’s units in Nuevo León.

[9]	The Apodaca Comercial unit in Nuevo León, Mexico, is a steel service center that produces slitted and roll-formed products, profiles and tubes for the construction industry. This plant processes coated coils mainly received from Ternium Mexico’s units in Nuevo León.

[10]	The Varco-Pruden unit in Nuevo León, Mexico, produces metal buildings systems for commercial construction. This plant processes heavy plates procured from the local and international markets and coils received from Ternium Mexico’s units in Nuevo León.

[11]	The San Luis unit in San Luis Potosí, Mexico, is a steel service center that produces slitted and cut-to-length products for the home appliance and other industries. This plant processes coated coils received from Ternium Mexico’s units in Nuevo León.

[12]	The Shreveport unit in Lousiana, US, produces galvanized and color coated sheets. It processes cold-rolled coils procured in the international markets.

On October 4, 2010 Ternium and Nippon Steel Corporation signed a definitive agreement to form a joint venture in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. The joint venture company, Tenigal, was established in November 2010 with Ternium and Nippon Steel holding 51% and 49% participations, respectively. Tenigal began work for the construction of a hot-dip galvanizing plant in the vicinity of Monterrey City (equivalent to the state-of-the art equipment now in operation at Nippon Steel’s steelworks in Japan) with a production capacity of 400,000 metric tons per year. The plant is expected to commence production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, in 2013. Tenigal is expected to serve the requirements of the growing automotive industry in Mexico, including those of the Japanese car makers. In addition, Ternium Mexico plans to construct new pickling, cold-rolling, annealing and tempering lines at the same site. Part of the output from these lines will be used to supply the Tenigal plant. For more information on the Tenigal joint venture, see note 31 to our audited consolidated financial statements included elsewhere in this annual report.
South and Central America Region. Ternium has twenty-four steel production and/or processing units in this region, consisting of two integrated steel-making plant (one of which produces flat steel products and one of which produces long steel products), five downstream flat steel processing plants, comprising cold-rolling, coating or tube making facilities (four of which include steel service centers), and seventeen steel service centers. In addition, Ternium has four steel retail distribution centers in this region, aimed at serving customers mainly in the construction sector.
The following table set forth key items of information regarding Ternium’s principal production locations and production units:

Type of Plant
				Service	Distribution
Unit	Country	Integrated	Downstream	Center	Center	Location	Products
San Nicolás[13]	Argentina	X				Ramallo, Buenos Aires	Flat
Canning[14]	Argentina		X	X		Canning, Buenos Aires	Flat
Haedo[14]	Argentina		X	X		Haedo, Buenos Aires	Flat
Florencio Varela[15]	Argentina		X	X		Florencio Varela, Buenos Aires	Flat
Ensenada[16]	Argentina		X			Ensenada, Buenos Aires	Flat
Rosario[17]	Argentina			X		Rosario, Santa Fe	Flat
San Luis[17]	Argentina			X		San Luis, San Luis	Flat
Serviacero III[18]	Argentina			X		Ramallo, Buenos Aires	Flat
Sidercrom[19]	Argentina			X		Ramallo, Buenos Aires	Flat
Manizales Acasa[20]	Colombia	X				Manizales, Caldas	Long
Barranquilla[21]	Colombia			X		Malambo, Atlántico	Flat
Itaguí[22]	Colombia			X		Itaguí, Antioquía	Long
Calí Perfilamos[23]	Colombia			X		Puerto Tejada, Cauca	Flat
Medellín[24]	Colombia			X		Medellín, Antioquía	Flat and long
Bogotá[24]	Colombia			X		Bogotá, Cundinamarca	Flat and long
Calí Ferrasa[24]	Colombia			X		Calí, Valle del Cauca	Flat and long
Montería[24]	Colombia			X		Montería, Córdoba	Flat and long
Manizales Ferrasa[24]	Colombia			X		Manizales, Caldas	Flat and long
Villa Nueva[25]	Guatemala		X	X		Villa Nueva, Guatemala	Flat
DC Norte	Guatemala				X	Guatemala, Guatemala	Flat
DC Occidente	Guatemala				X	Mazatenango, Suchitepéquez	Flat
Tegucigalpa[26]	Honduras			X		San Pedro Sula, Cortés	Flat
DC Tegucigalpa	Honduras				X	Tegucigalpa, Distrito Central	Flat
San Salvador[26]	El Salvador			X		San Salvador, San Salvador	Flat
DC San Miguel	El Salvador				X	San Miguel, San Miguel	Flat
Managua[26]	Nicaragua			X		Managua, Managua	Flat
Heredia[27]	Costa Rica			X		Heredia, Heredia	Flat
Panamá[24]	Panama			X		Panama, Panama	Long

[13]	The San Nicolás unit in the Province of Buenos Aires, Argentina, produces hot-rolled, cold-rolled and tinplate coils for the construction, industrial and packaging sectors and for further processing in other Siderar’s units. San Nicolás includes an integrated facility based on blast furnace and basic oxygen furnace technologies, supplemented with a sinter plant, coking batteries, a by-product plant and a power plant. It uses metallurgical coal and iron ore lumps, pellets and fines as main raw materials. The facility sources all of its coal and iron ore needs from the international markets, shipped to its own port on the banks of the Paraná river. It sources the natural gas from the Argentine grid, produces most of its electricity needs in its own power plant and sources its net requirements of electricity from the Argentine grid. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview. Raw Materials, Energy and Other Inputs.”

[14]	The Canning and Haedo units in the Province of Buenos Aires, Argentina, produce galvanized sheets, slitted and roll-formed products and profiles for the construction and home appliance sectors. In addition, the Canning facility produces color coated sheets for such markets. Both plants process cold-rolled coils received from Siderar’s San Nicolás and Ensenada units.

[15]	The Florencio Varela unit in the Province of Buenos Aires, Argentina, produces electro-galvanized sheets, blanks and slitted products for the automotive, construction and other industries. This plant processes cold-rolled coils received from Siderar’s San Nicolás and Ensenada units.

[16]	The Ensenada unit in the Province of Buenos Aires, Argentina, produces cold-rolled coils for the construction and industrial sectors and for further processing in Siderar’s own facilities. This plant processes hot-rolled coils received from Siderar’s San Nicolás unit.

[17]	The Rosario unit in the Province of Santa Fe, Argentina, and the San Luis unit in the Province of San Luis, Argentina, are steel service centers that produce tubes for the construction industry. These plants process hot-rolled coils received from Siderar’s San Nicolás unit.

[18]	The Serviacero III unit in the Province of Buenos Aires, Argentina, is a steel service center that produces cut-to-length products for the construction and industrial sectors. This plant processes hot-rolled coils received from Siderar’s San Nicolás unit.

[19]	The Sidercrom unit in the Province of Buenos Aires, Argentina, is a steel service center that produces cut-to-length and slitted products for the packaging sector. This plant processes tinplate coils received from Siderar’s San Nicolás unit.

[20]	The Manizales Acasa unit in Caldas, Colombia, produces billets and rebar for the construction industry. It is an integrated facility based on mini-mill steelmaking technology that uses steel scrap as its main raw material. The facility sources all of its scrap and electricity needs from local suppliers. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other Inputs.”

[21]	The Barranquilla unit in Atlántico, Colombia, is a steel service center that produces slitted, cut-to-length, drawn wire, wire mesh and customized rebar-based products for the construction industry. This plant processes wire rod purchased in the international market and rebar received from Ferrasa’s Manizales unit and rebar purchased in the international markets. Hot-rolled and cold-rolled coils are received mainly from Ternium Mexico’s units in Nuevo León.

[22]	The Itaguaí unit in Antioquía, Colombia, is a steel service center that produces drawn wire, wire mesh and customized rebar-based products for the construction industry. This plant processes wire rod purchased in the international markets and rebar received from Ferrasa’s Manizales unit and rebar purchased in the international markets.

[23]	The Calí Perfilamos unit in Cauca, Colombia, is a steel service center that produces profiles, tubes and structural beams for the construction industry. This plant processes hot-rolled and cold-rolled coils received mainly from Ternium Mexico’s units in Nuevo León and purchased in the international markets.

[24]	The Medellín unit in Antioquía, Colombia, the Bogotá unit in Cundinamarca, Colombia, the Calí Ferrasa unit in Valle del Cauca, Colombia, the Montería unit in Córdoba, Colombia, the Manizales Ferrasa unit in Caldas, Colombia and the Panamá unit in Panama, Panama, are steel services centers that produce customized rebar-based products for the construction industry. These plants process rebar received from Ferrasa’s Manizales unit and rebar purchased in the international markets.

[25]	The Villa Nueva unit in Guatemala, Guatemala, produces galvanized sheets for the construction industry and for further processing in other Ternium Mexico’s units in Central America. It also has a steel service center that produces slitted, roll-formed and cut-to-length products, and profiles for the construction industry. This plant processes hot-rolled, cold-rolled and coated coils received from Ternium Mexico’s units in the Nuevo León area and from the international markets.

[26]	The Tegucigalpa unit in Cortés, Honduras, the San Salvador unit in San Salvador, El Salvador, and the Managua unit in Managua, Nicaragua, are steel service centers that produce roll-formed products for the construction industry. These plants process coated coils received mainly from Ternium Mexico’s Villa Nueva unit.

[27]	The Heredia unit in Heredia, Costa Rica, is a steel service center that produces roll-formed products and profiles for the construction industry. This plant processes hot-rolled, cold-rolled and coated coils received from Ternium Mexico’s units in Nuevo León and from the Villa Nueva unit.
Iron ore mining facilities
Ternium has a 100% interest in Las Encinas S.A. de C.V. (“Las Encinas”) and a 50% interest in Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V (“Peña Colorada”). The following table provides an overview, by type of asset, of Ternium’s production capacity:

		Capacity (thousands of tons per year)
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
Peña Colorada operates the Minatitlán open pit mine located in Colima, Mexico. Peña Colorada produces iron ore pellets and magnetite concentrate. The facilities include crushing and beneficiation plants located close to the mine, near Minatitlán, and a pelletizing plant, including two pelletizing lines, located near the Manzanillo Port in the Pacific coast in Colima, Mexico, 50 kilometers from Minatitlán. Ternium and ArcelorMittal each own 50% of Peña Colorada. Under the existing arrangements, Peña Colorada is required to sell half of the mine’s production to each of Ternium and ArcelorMittal. See Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other Inputs—Mexico—Iron Ore.” Both iron ore pellets and magnetite concentrates are shipped by rail or from the Manzanillo Port to Ternium’s facilities, to ArcelorMittal’s facilities and abroad.

Production process
Ternium specializes in manufacturing and processing finished flat and long steel products. Ternium’s facilities use different technologies and have different levels of integration. The basic inputs for steel production are iron ore and energy. Iron ore is used in three different formats: fines and lumps, which are purchased in the marketplace, and pellets, which are partly purchased in the marketplace and partly produced by Ternium. Ternium’s steel production processes consume energy mainly in the form of natural gas, coal and electricity.
Iron ore extraction and processing. The iron ore pellet production process begins with the sourcing of iron ore from Ternium’s own mines in Mexico. The ore can be extracted from open pit or underground mines. Extraction consists of removing waste and ore from the surface with explosives, loading and transporting it by truck to the crushing facilities where it is resized to a specified size.
After crushing, the ore goes through several grinding and concentration stages. Grinding reduces the size and shape of the ore while concentration, through magnetic drums, separates the iron from the sterile material to obtain an iron ore concentrate with high iron content. This process is carried out using water as an auxiliary element. Excess water is afterwards eliminated through a filtering process, leaving only the necessary humidity for the formation of pellets using pelletizing disks. Pellets are separated according to their size and are then hardened in ovens and shipped to the steel producing facilities.
Steel production. Ternium produces semi-finished steel in the form of thin slabs, slabs, billets and round bars through the electric arc furnace and the blast furnace methods. Under the electric arc furnace method, which is used in Mexico and Colombia, the iron metal charge is heated with other elements to obtain molten steel. The molten steel is then cast using the continuous casting method into billets and thin slabs. The iron metal charge in the Norte and Manizales plants is steel scrap, and the iron metal charge in the Monterrey and Puebla Plants is a mix of direct reduced iron (DRI) and steel scrap. The direct reduced iron (DRI) results from the convertion of pellets in the DRI modules. One of Monterrey’s DRI plants includes the latest DRI HYL ® technological advances, such as Hytemp ®, which permits the hot discharge of the DRI to the electric arc furnace generating significant energy savings and improving productivity.
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
Slabs and billets are processed in the hot-rolling mills in Mexico, Argentina and Colombia to obtain hot-rolled products using different technologies. In the case of flat products, hot-rolled coils are obtained from thin or conventional slabs. Thin slab hot-rolling, a technology Ternium uses only in Mexico, requires less energy than conventional slab hot-rolling, as it does not require a roughing section at the mill and does not need to be reheated from room temperature to reach rolling temperature. In the production of long products, which is carried out in Mexico and Colombia, billets are reheated and taken to rolling temperature. The softened steel is processed in the rolling trains to obtain wire rods and rebars as finished long products and, depending on its final use, rebars can be further processed into stirrups and other customized shapes in our service centers in Colombia and Panama.
Depending on its final use, the hot-rolled coils are then tempered and/or pickled, both in Mexico and Argentina, before being sent for sale as coils or cut into steel sheets. Alternatively, the hot-rolled coils may be sent to a cold-rolling mill where they are put under a deformation process at room temperature to reduce their thickness and obtain cold-rolled coils. Cold-rolled coils can be sold in crude form to the market (full hard) or processed in the reheating ovens, annealing bays and tempers lines to modify their metallurgic and physical characteristics. The tempered products can be sold as coils or sheets or further processed by adding coatings.

Cold-rolled coils can be further processed into tin plate at Siderar’s facility in Argentina (by adding a thin layer of tin), into galvanized or electro galvanized sheets at several of Ternium’s facilities in Mexico, United States and Guatemala and at Siderar’s facility in Argentina (by adding a thin layer of zinc to the products through different processes) or into pre-painted products. Some of these products can be further processed into slit, cut-to-length and tailor-made products according to customers’ needs at Ternium’s service centers, which are located in several countries. In addition, coated, cold-rolled and hot-rolled coils can be further processed into tubular products, such as welded pipes, insulated panels and architectural panels, among other products.
Sales and Marketing
Net Sales
Ternium primarily sells its steel products in the regional markets of North America and Central and South America, where it can leverage its strategically located manufacturing facilities to provide specialized products, delivery services to its clients and reduced freight costs.
Our total net sales amounted to USD7.4 billion in 2010, USD5.0 billion in 2009 and USD8.5 billion in 2008. For further information on our net sales see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations.”
The following table shows Ternium’s total consolidated net sales by product and geographical region for the years indicated:

	For the year ended December 31,
In millions of U.S. dollars	2010	2009	2008
Flat Steel Product Sales
North America	3,464.9	2,371.9	4,294.7
South and Central America	2,886.2	1,717.1	2,782.5
Europe and Other	25.3	161.0	47.5

Total Flat Steel Products Sales	6,376.4	4,250.0	7,124.7

Long Steel Product Sales
North America	640.7	512.0	791.8
South and Central America	163.9	57.3	274.2
Europe and Other	28.6	3.5	8.9

Total Long Steel Product Sales	833.1	572.9	1,075.1

Total Other Sales (1)	172.5	136.1	265.1

Total Sales	7,382.0	4,959.0	8,464.9

(1)	The item “Other Sales” primarily includes iron ore, pig iron and pre-engineered metal buildings.

In thousands of tons	For the year ended December 31,
(unaudited)	2010	2009	2008

Flat Steel Product Sales Volume

North America	3,852.1	3,114.5	3,666.1
South and Central America	2,877.0	1,903.6	2,604.2
Europe and Other	42.6	287.0	55.2

Total Flat Steel Product Sales Volume	6,771.7	5,305.2	6,325.5

Long Steel Product Sales Volume

North America	974.2	931.2	901.3
South and Central America	258.7	118.4	302.5
Europe and Other	50.0	6.1	13.3

Total Long Steel Product Sales Volume	1,282.9	1,055.6	1,217.2

Total Sales Volume (1)	8,054.6	6,360.8	7,542.7

(1)	The Total Sales Volume does not include the tons of Other sales.

North America Region
Sales to customers in the North America Region accounted for 57.0% of Ternium’s consolidated sales during 2010, 60.0% during 2009 and 61.8% during 2008. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2010 compared to Fiscal Year Ended December 31, 2009—Net Sales” and “—Fiscal Year Ended December 31, 2009 compared to Fiscal Year Ended December 31, 2008—Net Sales.”
Ternium’s largest markets in the North America Region are Mexico and the United States.
Most of Ternium’s Mexican customers are located near its plants. Flat steel non-coated products are mainly sold in Mexico to construction companies, industrial customers in the packaging, electric motors and service center industries, and distributors and auto parts manufacturers. The principal segments in the Mexican coated steel market are construction, manufacturing (air conditioning, lamps and furniture), appliances and auto parts. Ternium generally serves industrial customers, who require high-quality specifications, as well as commercial customers through service centers and warehouses. Long steel rebar and wire rod markets in Mexico are generally characterized by a large number of orders of small volume, and competition is largely based on price. The customer base for bar and rod products in Mexico consists primarily of independent dealers and distributors, who in turn retail the products to their customers in the construction industry. Ternium markets its tubular products mainly through Mexican independent distributors, and the balance is sold directly to industrial customers.
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
South and Central America Region
Sales to customers in the South and Central America Region accounted for 41.4% of Ternium’s consolidated sales during 2010, 35.9% during 2009 and 36.7% during 2008. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2010 compared to Fiscal Year Ended December 31, 2009—Net Sales” and “—Fiscal Year Ended December 31, 2009 compared to Fiscal Year Ended December 31, 2008—Net Sales.”
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
Ternium’s principal customers in the region are located near Siderar’s plants in Argentina and Ternium’s plants in Colombia and Central America. We also sell to customers in other South American countries, including Brazil, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay.

Europe and Other
Sales to customers in Europe and other regions, which are generally made on a spot basis, accounted for 1.6% of Ternium’s consolidated sales during 2010, 4.0% during 2009 and 1.5% during 2008. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2010 compared to Fiscal Year Ended December 31, 2009—Net Sales” and “—Fiscal Year Ended December 31, 2009 compared to Fiscal Year Ended December 31, 2008—Net Sales.”
Ternium’s sales in Europe and other regions are carried out through the Ternium commercial network and in 2010 were mainly destined for Vietnam, Italy, Pakistan and Australia.
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
Marketing
Our marketing strategy is to continue increasing higher margin value-added products and services in Ternium’s sales mix. We expect to increase Ternium’s offerings of value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time deliveries and inventory management. In order to do so, Ternium will continue to work with its customers to anticipate their needs and develop customized products for particular applications and to maintain a strategic presence in several steel markets through its network of commercial offices.
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
Through Siderar’s service centers in Argentina and Ternium’s service centers, located in Colombia, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua, Ternium can cut, paint or roll-form its products to specific client requirements. Customized products include metallic roofing, auto parts, steel for agricultural machinery, different types of tin used to produce sprays and food containers and cut-to-length products used in the home appliance and construction industries.
Ternium has commercial offices in Argentina, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Uruguay. These offices provide services such as market development, analysis of businesses opportunities, and customer support in their respective countries. Propymes was implemented in Argentina in 2002, with the objective of promoting the local industry. Approximately 490 companies are part of this program, which provides support for industrial, training, commercial, financial and institutional requirements of the participating companies.
Europe and Other
A small share of Ternium’s shipments is destined for steel markets outside the Americas. Sales to Europe, Asia and Africa are carried out mainly through Ternium Internacional’s office in Spain. Ternium Internacional is focused on trading activities, including the development of commercial and marketing activities.
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
There has been a trend in recent years toward steel industry consolidation among Ternium’s competitors. In addition, the Venezuelan government has reestablished itself as a steel producer with the nationalization of Sidor. Below is a summary of the most significant transactions:
•	June 2006: Mittal Steel and Arcelor merge to create ArcelorMittal, the world’s largest steel company.

•	March 2007: Votorantim acquires Colombia’s Aceria Paz del Rio.
•	April 2007: Tata Steel completes the acquisition of Corus.
•	July 2007: Gerdau acquires Chaparral Steel.
•	August 2007: US Steel acquires Stelco.
•	March 2008 to May 2008: Severstal acquires Sparrows Point, WCI Steel and Esmark (subsequently during 2011 it divested Sparrows Point, Warren and Wheeling).
•	February 2011: Nippon Steel and Sumitomo announce a merger plan.
Despite this trend, the global steel market remains highly fragmented. In 2010, the five largest steel producers, ArcelorMittal, Hebei, Baosteel, Angang and Wuhan, accounted for 19% of total worldwide steel production, compared to 15% for the five largest steel producers in 2000.
Steel prices in general, including both flat and long products, have exhibited significant volatility in recent years. From 2000 to 2002, the industry, especially in North America, experienced fluctuating capacity utilization, low demand growth levels and other adverse conditions, which led to depressed steel prices, adversely impacting many steel producers’ profitability. In 2003 and 2004, steel prices increased worldwide, due to higher economic growth in most regions, particularly China and other developing countries, as well as higher raw material prices (iron ore, ferroalloys and energy). During the first quarter of 2008, steel prices went up significantly due to higher demand for steel products and higher input costs resulting from constraints in the availability of raw materials. However, this trend reversed beginning in the second half of 2008 due to a global economic downturn, with prices and costs declining steeply. In the second half of 2009 and first half of 2010, steel prices recovered, reflecting the improving conditions in steel markets worldwide and higher raw material costs, but gradually declined during most of the second half of the year as steel demand was not strong enough to digest capacity restarts and additions mainly in the United States. Finally, steel prices rebounded by year-end 2010 supported by an increase in apparent steel demand, but decreased during the second quarter of 2011.
North America Region
Mexico. Ternium has strong domestic competitors in the Mexican steel market and faces significant competition from imports. According to Canacero, the Mexican chamber of the iron and steel industry, imports of hot-rolled, cold-rolled and galvanized steel products in Mexico accounted for approximately 31%, 27% and 33% of the Mexican market in 2010, 2009 and 2008, respectively, as steel consumption in Mexico is higher than the installed steel capacity in the country.
The largest Mexican competitor in the flat products market is AHMSA, an integrated steel producer located in Monclova, Coahuila, that produces a wide variety of steel products. AHMSA focuses on low value added products such as plate and commercial quality hot-rolled and cold-rolled coils. Other significant domestic competitors are Lámina y Placa Comercial S.A. de C.V. (Grupo Villacero), a producer of galvanized coils and a distributor of steel products with operations throughout Mexico, and POSCO, a Korean steel company that produces galvanized coils in Mexico.
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
United States. Ternium has a very small participation in the U.S. steel markets in comparison with U.S. domestic steel manufacturers and importers. It successfully competes in the Gulf Coast and a large portion of the West Coast where its facilities have logistic advantages.

South and Central America Region
Ternium’s most significant markets in the South and Central America Region are Argentina and Colombia. Other relevant markets in the region are Central America, Chile and Paraguay.
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
Colombia. On August 25, 2010, Ternium completed the acquisition of a 54% ownership interest in Ferrasa. Ferrasa has a 100% ownership interest in Sidecaldas S.A.S., Figuraciones S.A.S. and Perfilamos del Cauca S.A.S., all of which are also Colombian companies. For more information on the Ferrasa acquisition, see note 3 to our audited consolidated financial statements included elsewhere in this annual report.
Ferrasa is the main flat steel processor in Colombia and a long steel producer. Its main competitors in the Colombian steel market are Acerías de Colombia, Acerías Paz del Río and Diaco. Through the acquisition of Ferrasa, Ternium intends to increase its market share in Colombia, the third largest Latin American steel market in 2010.
Other South and Central American markets. Ternium keeps an active presence in the region, particularly in those steel markets where there is absence or limited presence of domestic competitors. Ternium keeps a leading position in the flat steel markets of Paraguay and Uruguay and has a strong presence in the flat steel markets of Chile and Bolivia, where the location of Ternium’s facilities in neighboring Argentina provides a logistical advantage to supply these markets vis a vis its competitors. In addition, Ternium keeps an active presence in the steel markets of Ecuador and Peru, although it usually faces strong competition in these markets from steel producers located in Brazil and Venezuela. Finally, Ternium keeps a leading position in the flat steel market of Central America, where it leverages its logistical advantages stemming from the location of its facilities in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Mexico and Panama.
Capital Expenditure Program
Capital expenditures in Ternium’s facilities during 2010 amounted to approximately USD350 million. In light of the global economic downturn, in 2009 we delayed, reassessed or canceled a significant part of previously announced capital expenditure plans and projects. We subsequently resumed our activities with a reassessed plan and currently expect that our capital expenditures for 2011 will amount to approximately USD700 million and that such amount will be financed mainly with cash from operations.
The main objectives of Ternium’s current capital expenditure program are to:
•	maintain and replace equipment;
•	increase processing capacity;
•	reduce production costs;
•	improve product quality, equipment reliability and productivity;
•	comply with applicable environmental standards; and
•	provide enhanced customer services.
In the past, we announced new investments and projects to be developed in Mexico and in Argentina. These investments were aimed at increasing steel production and processing capacity through the construction of new facilities and the expansion of existing ones. The current status of these projects is discussed below.

North America Region
During 2010, Ternium’s capital expenditures in the region amounted to USD161 million. We carried out a basic capital expenditure plan in order to maintain our equipment’s operating performance and to improve logistics, and at the same time we continued with some projects of which the most significant were:
•	Revamping of a cold-rolling mill in Mexico. This mill is part of the Churubusco unit of Ternium Mexico’s operations. This improvement involves an investment of approximately USD60 million and is expected to provide an additional annual rolling capacity of 380 thousand tons.
•	Revamping of a grinding plant. This plant is part of the Las Encinas mining operations in Mexico. The project is aimed at expanding the facility’s iron ore processing capacity and is expected to be completed during 2011.
In 2008, Ternium announced a greenfield project to build a flat steel plant in Mexico, which was aimed at expanding its production capacity. In its initial phase, the project would involve the design and construction of a mini-mill and a hot-rolling mill in the Monterrey area, while its second phase would involve the construction of a cold-rolled and galvanizing plant, including a pickling line and a cold-rolled tandem mill, and a hot-dipped galvanizing line, to serve the industrial and commercial markets. Subsequently, Ternium changed the sequence of the project, and resolved to build the cold-rolling and galvanizing facilities first, thereby changing the second phase to first phase. As part of this project, in October 2010, Ternium and Nippon Steel Corporation signed a definitive agreement to form a joint venture in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. The joint venture company, Tenigal, was established in November 2010 with Ternium and Nippon Steel holding 51% and 49% participations, respectively. Ternium expects that construction of the facility would require a total investment of approximately USD350 million. Tenigal began work for the construction of a hot-dip galvanizing plant in the vicinity of Monterrey City, which is expected to commence production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, in 2013. In addition, Ternium Mexico plans to construct new pickling, cold-rolling, annealing and tempering lines at the same site. Part of the output from these lines will be used to supply the Tenigal plant. Ternium expects that construction of these lines would require a total investment of approximately USD700 million and commence production in 2013. For more information on the Tenigal joint venture, see note 31 to our audited consolidated financial statements included elsewhere in this annual report.
South and Central America Region
During 2010, Ternium’s capital expenditures in the region amounted to USD189 million. We carried out a basic capital expenditure plan to maintain our equipment’s operating performance and continued with some projects, of which the most significant were carried out in Argentina:
•	Relining of blast furnace No. 1. This mill is part of the San Nicolás unit of Siderar’s operations. The preparatory works for this project began in 2007, and the relining work commenced in October 2008. The project was completed in the first half of 2010.
•	Progress in the expansion of hot rolling mill capacity. This mill is part of the San Nicolás unit of Siderar’s operations. The expansion entails the installation of an additional coiler and exit, enabling an increase in the mill’s annual processing capacity of approximately 100,000 tons of slabs. The project is expected to be completed during 2012.
•	Revamping and expansion of the by-products plant at Siderar’s coking facilites. These facilities are part of the San Nicolás unit of Siderar’s operations. The project is expected to be completed during 2012.
•	Progress in repairs and enhancements at Siderar’s coking facilities. Works included repairs in one chimney (expected to be completed during 2011), in coke oven battery #2 (completed during 2010) and in coke oven battery #4 (expected to be completed during 2012).
•	Construction of a river port for barges. This facility, which is part of the San Nicolás unit of Siderar’s operations, is designed for unloading barged iron ore, which represents approximately half of the total iron ore volume received in Siderar’s ports. Construction of this port was completed in the first half of 2011.
•	Expansion of service center processing capacity. These projects involved the installation of new slitters at the Florencio Varela and Rosario units and a new roll forming line at the Canning unit of Siderar’s operations.

In 2011, Ternium intends to further develop its ongoing projects, to start new ones aimed at fulfilling its main objectives, and to continue evaluating growth opportunities in the region. Accordingly, we continue making progress in the projects describe above and, in addition, we are advancing the following projects:
•	Revamping of Siderar’s continuous caster in the steel shop. The revamping is expected to increase the operating reliability of the equipment.
•	Construction of a vacuum degassing in the steel shop. This equipment will enable the production of interstitial-free steel for certain applications in the automobile industry.
•	Replacement of staves in blast furnace No. 2 in Argentina. This is expected to increase the operating reliability of the equipment and is expected to be completed during 2012.
•	Expansion of processing capacity in Argentina. Works include the revamping and expansion of a hot-dip galvanizing mill, a new slitter and the expansion of warehouse capacity.
In addition, our subsidiary Ternium Brasil S.A. is currently assessing expansion opportunities in Brazil. As part of this evaluation, Ternium Brasil has taken (and may continue to take) several preparatory steps and has engaged (and may continue to engage) in negotiations with third parties. Ternium, however, has not made any final decision in connection with any of these expansion opportunities.
Information technology investments
We spent an aggregate of approximately USD20 million in information technology during 2010, mainly for the integration of our Mexican facilities into Ternium’s core business administration system.
Raw Materials, Energy and Other Inputs
The main inputs for Ternium’s facilities in Mexico are slabs, iron ore, steel scrap, natural gas and electricity, while the main inputs materials at Siderar’s integrated steel facilities in Argentina are iron ore and coal. Below is a more complete description of the supply conditions for raw materials, energy and other inputs at Ternium’s facilities in these countries. For a description of some of the risks associated with Ternium’s access to raw materials, energy and other inputs, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, slabs and energy could adversely affect Ternium’s profitability.”
Mexico
In Mexico, Ternium’s manufacturing of finished steel products relies on the supply of crude steel from its steelmaking facilities, which are based on the mini-mill technology, and on the purchase of crude steel slabs from third parties. The mini-mill technology melts a variable combination of direct reduced iron and steel scrap to produce steel slabs, billets and round bars. Ternium’s production process requires extensive use of natural gas and electricity. Third-party slabs are the largest component of production costs; iron ore, scrap, electricity and natural gas costs are also significant.
Slabs. Ternium’s Mexican subsidiary has some non-integrated facilities that consume large quantities of slabs purchased from third-party steel suppliers. Currently, slabs are purchased both in Mexico (primarily from ArcelorMittal) and in the international markets. In addition, in the past Siderar supplied slabs from time to time to our Mexican operations. Slab consumption varies significantly year to year in accordance with market conditions. Our Mexican subsidiary purchased 2.6 million, 1.7 million and 2.4 million tons of slabs in 2010, 2009 and 2008, respectively. Slab purchase prices are market-based.

Iron ore. As described under “—Production Facilities and Processes—Iron ore mining facilities” above, Ternium’s subsidiaries own interests in two mining companies in Mexico: 100% of the equity of the Las Encinas and a 50% equity stake in Peña Colorada. In 2010, Ternium’s Mexican facilities sourced 100% of their iron ore requirements from the mines operated by these two companies. Under our arrangement with Peña Colorada’s other shareholder, an ArcelorMittal subsidiary, we are committed to off-take 50% of the annual production of the Peña Colorada mine. In 2010, approximately 88% of the iron ore production available to Ternium went to our own direct reduction plants and the remaining 12% was sold in the international markets. Most of the iron ore exports during 2010 were made on a spot price basis.
Scrap. In 2010, approximately 83% of Ternium’s scrap requirements were obtained in the Mexican market through its own steel scrap collecting and processing operations and approximately 17% was purchased in the United States. Scrap is purchased at market prices.
Electricity. Electric arc furnaces consume large quantities of electricity. During 2010, 59% of Ternium Mexico’s total consumption was supplied by the Comisión Federal de Electricidad or CFE, Mexico’s state-owned electricity company. The remainder was mostly purchased under long-term contracts from two other suppliers with power plants in the Monterrey area, Iberdrola Energía Monterrey, S.A. de C.V. (“Iberdrola”), a subsidiary of a Spanish utility company, and Tractebel Energía de Monterrey, S. de R.L. de C.V. (“Tractebel”), a subsidiary of a U.S. utility company. We have a long-term contract with Iberdrola for approximately 111 MW power capacity and a long-term contract with Tractebel for aproximately 90 MW power capacity. Electricity purchases under these contracts are made at prices linked to prevailing market conditions.
Natural gas. Natural gas is mainly used as a reducing agent for the production of DRI and for the reheating of slabs and billets before the hot-rolling process. In Mexico, Ternium purchases natural gas from Pemex, the Mexican state-owned oil and gas company that is Mexico’s sole producer of natural gas, and from three distributors: Gas Industrial de Monterrey S.A. de C.V. (GIMSA), Compañía Mexicana de Gas (CMG) and Gas Natural Mexico. Natural gas prices for Ternium Mexico are determined based on the average of the quoted prices of several indexes plus transportation and service costs depending on the areas or cities or pursuant to the methodology approved by the Energy Regulatory Commission for prices applicable to an area, as the case may be. Those prices are related to the market prices of natural gas in the southern United States.
Argentina
In Argentina, Siderar produces crude steel through the use of blast furnace technology. The principal raw materials used to produce steel are iron ore and coal. The manufacturing process also requires significant quantities of electricity and natural gas.
Iron ore. Iron ore is purchased under long-term agreements from suppliers in neighboring Brazil. Prices under these contracts are determined in accordance with market conditions. Our main suppliers of iron ore, in the form of lumps, pellets and sinter feed fines, are Vale and MMX. Our geographic location provides favorable access to high quality iron ore lump and fines produced in Brazil’s iron ore mines in the Pantanal Region (Mato Grosso do Sul state), which are transported on barges navigating the Paraguay and Parana Rivers; accordingly, our costs associated with the provision of iron ore are low in comparison with customers requiring seaborne shipping. In addition, Siderar’s steelmaking facility in Argentina receives iron ore pellets and fines from ports located on Brazil’s ocean coast.
Coking coal and related materials. Siderar obtains its coke through the distillation of coking coal and petroleum coke in its coke ovens. Siderar requires different types of coal to produce coke. Coking coal is purchased under short-term contracts and on the spot market from several major international suppliers based mainly in Australia and the United States. Prices under contracts are determined in accordance with market conditions. Petroleum coke is sourced domestically from oil companies such as Exxon Mobil and Repsol YPF. The volume purchased from each supplier mainly depends on technical quality requirements of the blast furnace operations.
Electricity. Siderar consumes large quantities of electricity for its manufacturing activities, particularly in its San Nicolás and Ensenada facilities. The electricity required to cover most of our facilities needs is self-generated by a wholly-owned thermoelectric plant with an installed power capacity of 110 MW located at the San Nicolás facility. Most of the energy requirements of the thermoelectric plant are obtained from blast furnace and coke oven gases and from steam that is purchased at market prices from a power plant located at the San Nicolás facility owned by Siderca S.A.I.C., a subsidiary of Tenaris, under a long-term steam sales agreement. The rest of the requirements are covered through the purchase of natural gas from different market vendors, or with alternative sources of energy such as fuel oil. Siderar covers electricity shortfalls or sells excesses, as the case may be, at spot prices in the wholesale market. In order to mitigate these shortfalls, it entered into electricity supply contracts with the Central Puerto and Genelba power plants, both owned by Petrobras. Over the course of the last several years, demand for electricity has increased substantially, resulting in shortages of electricity to residential and industrial users during periods of high demand. Accordingly, in 2008 certain Siderar facilities suffered interruptions in their electricity supply at peak hours.

Natural gas. Siderar also consumes substantial volumes of natural gas, particularly to operate its blast furnace and power generation facilities. Siderar purchases natural gas at market prices mainly from Pan American Energy, Total Austral, Tecpetrol S.A., a company controlled by San Faustin, and natural gas traders, including MetroEnergía, Albanesi, Gas Patagonia and Energy Traders. As is the case with electricity, natural gas demand has increased significantly, and supply to industrial users (including Siderar) has often been restricted during the Argentine winter.
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
Other inputs. Siderar has on-site oxygen, nitrogen and argon separation plants in order to extract these gases for use in the steelmaking process. Siderar’s separation plants are being managed by Air Liquide Argentina S.A. (“Air Liquide”). Siderar is a party to a long-term contract with Air Liquide for the supply of oxygen, nitrogen and argon. The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD62.9 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD113.5 million to satisfy the requirements through 2025 of a new separation facility to be constructed as part of Siderar’s expansion plan. As a result of the severe global crisis that began in 2008 and the uncertainties surrounding the evolution of steel demand in the domestic and global markets, the parties engaged in discussions for the renegotiation of the contract. In February 2011, Siderar and Air Liquide reached agreement on the terms of the renegotiation; the obligations of the parties under the agreement related to the new separation facility were suspended through March 31, 2012, and Siderar agreed to purchase from Air Liquide certain equipment for an aggregate amount of approximately USD22.3 million. If Siderar was to resume its expansion plan on or prior to March 31, 2012, Air Liquide would be required to repurchase that equipment, and all of the parties’ obligations under the contract would be reinstated; otherwise, all rights and obligations relating to the new separation plant and the related supply of gases would terminate automatically on March 31, 2012, and Siderar would be required to pay to Air Liquide an aggregate amount currently estimated at USD12 million.
Colombia
In Colombia, Ternium’s manufacturing of finished steel products relies on two sources: (a) the production of steel in its steelmaking facilities, which are based on the Electric Arc Furnace (EAF) technology; and (b) on the purchase of steel products, both from our overseas subsidiaries and from third parties. The EAF technology melts steel scrap to produce steel billets, which are then rolled into various long products. Ternium’s production process requires extensive use of electricity. Steel products are the largest component of production costs; scrap and electricity costs are also significant.
Steel products. Ternium’s operations in Colombia include non-integrated facilities that process steel supplied by Ternium’s overseas subsidiaries at market prices and also process steel purchased from third-party suppliers. The majority of third-party purchased steel is procured in the local market consisting mainly of long products. Steel products consumption varies significantly year to year in accordance with market conditions. From August 25, 2010, when we acquired our Colombian subsidiary, until year-end 2010, our subsidiary purchased more than 50,000 tons of steel products from third parties.
Scrap. Scrap is the main raw material for producing steel in our steelmaking facilities in Colombia. Ternium sources 100% of its steel scrap needs from the local scrap market.
Electricity. Manizales is our main electricity consuming unit in Colombia, mainly due to its electric arc furnace-based steel production operations. Manizales purchases electricity from ISAGEN S.A. E.S.P., a Colombian power company, under a five-year supply contract expiring in April 2013. The contract is based on annual consumption rates of approximately 68,400 MWH. Electricity prices under the contract are determined according to local regulations and adjusted with the wholesale prices index.

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
Ternium established and implemented a Quality Management System (QMS) and continuously improves its effectiveness in compliance with the requirements of the applicable ISO 9001:2008 and ISO / TS 16949:2009, intended for production to automotive supplies, and other specific requirements. Ternium’s QMS operates with aligned strategies, objectives and criteria throughout Ternium’s subsidiaries. To keep its ISO multisite certification, the QMS is yearly audited by Lloyd’s Register Quality Assurance. In 2010, our Mexican and Guatemalan facilities, as well as Siderar’s ones, were recertified as part of the multisite certification scheme.
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
In 2010, Ternium’s product research and development activities focused on increasing the industrial integration of its newly acquired facilities in Colombia and on the development of products aimed at increasing market share and adding value to our products. Ternium continued carrying out its medium-term product research and development plan, encompassing foreseen product requirements and associated new equipment, which it considers a key input for the design of Ternium’s capital expenditure projects and differentiating strategies.
In 2010, Ternium continued the development of processing routes aimed at integrating and increasing utilization rates at its production units and, ultimately, at replacing steel products procured from third parties with products manufactured in-house and developing new markets. For example, hot-rolled, cold-rolled and coated coils manufactured in our production units in Mexico were further processed in our recently acquired facilities in Colombia, targeting the Andean steel market for structural products, pressure vessels, white goods and enameled products. In addition, billets manufactured in our production units in Mexico were further processed in our hot-rolling mill in Colombia to supply the local construction steel market.
During 2010, Ternium developed new products for certain construction steel markets in Central America, including various types of reinforcing bars and billets. In addition, Ternium developed large diameter bars for the Andean market for use in mountain road infrastructure development. Ternium expanded the product range of pre-engineered metal buildings through the development of manufacturing processes of heavy structures used in large industrial buildings. In addition, Ternium developed structural high-toughness hot-rolled steel for use in a mining project in Argentina, and developed new panels in compliance with the Montreal Protocol regulations and is now able, ahead of its schedules, to manufacture panels without using foaming agents that could potentially damage the ozone layer.
In 2010 we continued certifying our products with existing customers in the automotive industry in Mexico and Argentina, related to newly defined standards and new car models to be produced in these countries. In this regard, Ternium gained market share upon receiving customer approval of our electro-galvanized products for exposed surface and hot-rolled and cold-rolled low-carbon drawing grade steels. We also received customer approval for hot-rolled pickled and oiled structural grades for use in the wheel and hydro-formed tubes market segments. Other products we developed in 2010 included novel silicon-killed wire rod steel grades with enhanced toughness for the manufacturing of high resistance springs used in light and heavy vehicles, hot-rolled grades for welded pipes applied in boilers and heat exchangers, painted galvanized steel sheets for air conditioners, and high strength painted cold-rolled steel for lighting fixtures.

Ternium’s medium-term product research and development plans are based on a continuing assessment of steel product performance and the emerging requirements of the industry, carried out in close collaboration with leading steel customers. Based on customer needs, we improve, adapt and create new applications and define future technology requirements at our facilities. With the aim at further developing our metallurgical knowledge and its applications, we continued participating in various medium-term projects, including those relating to high-quality low-inclusion steel in association with Cinvestav (a Mexican research center); applications for the automotive industry through consortiums associated with Canadian McMaster University and the International Zinc Association, as well as in association with the University of Pittsburgh and the Argentine Steel Institute; applications for buildings through a consortia associated with the French Corrosion Institute; and applications for the canning industry through a consortia associated with the International Tin Research Institute.
In 2011, Ternium plans to expand its product range for the automotive, pressure vessels, heavy machinery and agricultural sectors through the development of high-strength steel grades, mainly to increase market share and the value added to our products. In addition, Ternium expects to complete an ongoing project aimed at manufacturing high-quality low-inclusion bars for the oil and gas industry, a new product family for seamless pipe manufacturing, and expects to explore product development opportunities for application in oil and gas wells aimed at participating in the high-end coiled tubing market. In addition, Ternium expects to implement an IT system in Mexico fully integrating product and processing route specifications among its plants. This effort should enable significant optimization in our processes and products, including increasing opportunities for productivity enhancement, cost reduction and inventory optimization. In applied research, Ternium intends to continue developing ongoing projects with focus on several developments for the automobile and electric motor sectors, and plans to launch projects aimed at developing continuous casting processes for ultra-low carbon steel grades for application in the automobile sector. These developments should allow us to assess future technology requirements as well as to incorporate, within its product range, a new family of high-end finished steel products.
We spent an aggregate of USD5.7 million for research and development in 2010, compared to USD6.0 million in 2009 and USD7.0 million in 2008.
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
Ternium’s revised corporate environmental policy commits each of its business units to comply with all applicable environmental laws and regulations and aims to achieve the highest standards of environmental performance as a basis to enhance sustainable development. Compliance with environmental laws and regulations, and monitoring regulatory changes, is addressed primarily at the regional level.
Ternium reports to the World Steel Association eleven sustainability indicators, among which carbon dioxide emissions data is being reported on an annual basis as part of the association’s initiative to collect emissions data from member companies. We support the steel industry’s ongoing effort to develop innovative solutions to reduce greenhouse gas (GHG) emissions over the life cycle of steel products. According to the Intergovernmental Panel on Climate Change (IPCC), the steel industry accounts for approximately 3% to 4% of total world GHG emissions.
Our steel production facilities in Mexico have achieved GHG-specific emission levels that are close to the theoretical minimum. In Argentina, Siderar’s GHG-specific emission levels are close to the industry average for blast furnace technology.

The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. In addition, new laws and regulations could emerge as a result of ongoing negotiations for new commitments on GHG emissions following the expiration of the Kyoto Protocol in 2012. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.
Ternium has not been subject to any material penalty for any environmental violations in 2010, and we are not aware of any current material legal or administrative proceedings pending against Ternium with respect to environmental matters which could have an adverse material impact on Ternium’s financial condition or results of operations.
Mining regulations in Mexico
Because our operations in Mexico include mining, we are also subject to Mexican regulations relating to mining and mining concessions. Under Mexican law, mineral resources belong to the Mexican nation and a concession from the Mexican federal government is required to explore for or exploit mineral reserves. Pursuant to the Ley Minera (“Mining Law”), mining concessions may only be granted to Mexican individuals and to legal entities incorporated under Mexican law. Foreign investors may hold up to 100% of the shares of such entities.
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
Hot-rolled products: On March 28, 2000, the Mexican government imposed antidumping duties on the Russian Federation and Ukraine of 30.31% and 46.66%, respectively. On March 25, 2005, the first sunset review was initiated by the Mexican authorities, and on March 17, 2006 a final resolution was issued, extending the antidumping duties for an additional five-year period. A second sunset review was initiated on March 16, 2010 which is still underway.
Furthermore, since September 2005, Mexico has imposed antidumping duties against Ukraine (60.1%), Romania (67.60%) and Russia (36.80%) on cut-to-length plate in coils. Mexican authorities are currently conducting a sunset review procedure which was initiated on September 21, 2010. A final result is expected during September 2011.
In March 2008, the Mexican government imposed a provisional antidumping duty on cut-to-length plate imports from China. The measure was lifted in October 6, 2008, as the Mexican authorities concluded that their domestic industry was not suffering injury as a result of such imports and thus decided not to conduct any further investigations thereon.
Cold-rolled products: In June 1999, Mexico imposed antidumping duties on cold-rolled steel sheets from Bulgaria, the Russian Federation and Kazakhstan. On December 12, 2005, as a result of the first sunset review, the Mexican authorities extended the antidumping duties for an additional five-year period until June 2009. On December 28, 2010, following the completion of the second sunset review procedure, the Mexican government published the final resolution eliminating antidumping duties on cold-rolled steel sheets from Bulgaria and setting antidumping duties on cold-rolled steel sheets from the Russian Federation at 15% and from Kazakhstan at 22%.
Plate in coil: Since June 1996, an antidumping duty of 29.3% on imports from Russia has been imposed. In June 2003, the first sunset review resolution concluded the application of the antidumping duty should continue. In June 2007, the Ministry of Economy issued the final resolution of the second sunset review, determining the continuation of the antidumping duties for an additional five-year period. The third sunset review began on June 6, 2011.
Long products: Brazilian imports of reinforcing bars are currently subject to an antidumping duty of 57.69%. In June 2006, the second sunset review resolution determined the continuation of antidumping duties for an additional five-year period. On August 9, 2010, a third sunset review was initiated. Wire rod imports from Ukraine are subject to a duty of 30.52% since September 2000. In June 2006, the first sunset review resolution determined the continuation of antidumping duties for an additional five-year period. On September 7, 2010, a second sunset review was initiated which is still underway.
U.S. authorities have imposed a number of measures on flat and long steel import products from Mexico, thereby restricting Ternium’s exports to that country. Below is a description of measures currently in effect:
•	Ternium Mexico’s wire rod exports are subject to an antidumping duty of 17.94% pursuant to an antidumping duty order on carbon and certain alloy steel wire rod from Mexico. Following the most recent sunset review, such duty was extended for five more years beginning in June 2008.
•	During 2007, the Department of Commerce (“DoC”) initiated an antidumping investigation of light-walled rectangular pipe and tube (“LWRPT”) from, among other countries, Mexico. On June 13, 2008, the DoC made a final determination of sales at less than fair value in the investigation of LWRPT from Mexico and, consequently LWRPT from Mexico is subject to antidumping duties. On February 18, 2011, the DoC published the final results of the first administrative review by which Ternium Mexico’s LWRPT exports are now subject to an antidumping duty of 6.13%.

•	Since 1992, pursuant to an antidumping duty order on circular welded non-alloy steel pipe -or standard pipe- from various countries, including Mexico, standard pipes manufactured by Hylsamex and Grupo Imsa were subject to antidumping duties. In 2007, such measures were extended for five more years. In August 2009, the DoC published the final results of a changed circumstances review, concluding that Ternium Mexico is the successor-in-interest to Hylsamex for purposes of determining antidumping duty liability. As of June 2011, in accordance with the latest administrative review, the applicable duty for Ternium Mexico is 48.33%.
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
On February 9, 2010, the Mexican Government issued a decree reducing the tariffs on several steel product groups. The tariff for finished flat and long products was set at 3% for 2011 (from 5% in 2010 and 7% in 2009). The tariff for semi-finished products was set at 3% since 2010 (from 5% in 2009) and the tariff for welded pipe products was set at 7% since 2010 (from 10% in 2009).
Argentina.
The Argentine government has imposed various antidumping measures on certain steel imports that compete directly with Ternium’s sales in Argentina. The following measures are currently in effect:
Hot-rolled products: Since December 1999, the Argentine government has imposed antidumping measures requiring a minimum import price for hot-rolled steel imports from Brazil, the Russian Federation and Ukraine. Argentina accepted a price undertaking agreement from Brazilian exporters. In 2006 Argentine authorities conducted a sunset review of these measures and decided to continue them for five more years. In its decision, the Argentine government determined antidumping duties for Russian, Ukrainian and Brazilian hot-rolled steel exports to Argentina. A price undertaking for Brazilian exports was also accepted by Argentine authorities. These measures expired in June 2011 as a result of an Argentine government resolution that denied Siderar’s request for the government to initiate a new investigation for an extension of these antidumping measures before their expiration. Siderar has appealed this resolution.

Argentina has also imposed antidumping measures on hot-rolled steel imports from Kazakhstan (39.91%), Romania (40.48%), Slovak Republic (62.09%) and South Africa (55.26%), effective since April 2002. In October 2008, following completion of a sunset review initiated in May 2007, Argentine authorities decided to continue these measures for five more years.
Cold-rolled products: Since January 2003, Argentina has also imposed antidumping measures on cold-rolled steel imports from Korea (60.46%), South Africa (83.07%), Kazakhstan (80.61%) and Ukraine (71.22%). In July 2009, following completion of a sunset review initiated in January 2008, the Argentine authorities decided to continue these antidumping measures for one year. A new sunset review is under way.
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
In 2005, Mercosur entered into a trade agreement with Chile, pursuant to which all tariffs on steel products have been eliminated. In 1996, Mercosur signed a free trade agreement with Bolivia, pursuant to which all steel products began receiving a 100% tariff preference on January 1, 2006. In 2004, Mercosur and the Comunidad Andina de Naciones (Andean Community), or CAN, currently including Bolivia, Colombia, Ecuador and Peru, signed a free trade agreement aimed at reducing and eventually eliminating tariffs on steel products traded among member countries over a period of 8 to 12 years. Mercosur is also negotiating free-trade agreements with the EU, Mexico, India and South Africa. In May 2006, Venezuela became a junior member of Mercosur and is currently seeking full membership in the group. Brazil, Argentina and Uruguay have already approved Venezuela’s membership. The matter is still pending before Congress in Paraguay.
In November 1993, Argentina and Mexico signed an Economic Complementation Agreement, or ACE 6. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations— Mexico.”
Colombia.
No antidumping measures have been imposed in Colombia. Colombia has signed free trade agreements with several countries or trade blocs aimed at liberalizing trade between them.

The CAN is a trading bloc, currently including Bolivia, Colombia, Ecuador and Peru, established during 1993 and approved during 1994 for the purpose of promoting trade relations among its members and between the CAN and the rest of the world. The treaty formalized a customs union among the CAN’s member states. Over time, the CAN has eliminated or significantly reduced import duties, tariffs and other trade barriers among member states. In particular, zero tariffs have applied to steel products imported from other member states since January 1, 2000. The current tariff applicable to steel products imported from outside the CAN is 5%. The CAN and Mercosur, signed a free trade agreement. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations—Argentina”.
During June 1994, Colombia and Mexico signed a free trade agreement. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations—Mexico.”
On August 9, 2007, Colombia, El Salvador, Guatemala and Honduras established the Triángulo Norte (North Triangle), or TN, free trade agreement. Members of the TN signed multilateral agreements related to funds transfers and local and most favored nation statuses, and signed bilateral agreements aimed at reducing trade duties. Colombia’s free trade agreement with Guatemala started on November 12, 2009; with El Salvador on February 1, 2010; and with Honduras on March 27, 2010. Under TN, zero tariffs apply to several steel products imported from other member states.
Colombia has also signed a free trade agreement with Chile in effect since May 2009, and has signed free trade agreements still not effective with Canada, the United States of America and the European Union.
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

Below is a simplified diagram of Ternium’s corporate structure.

Subsidiaries
Ternium operates entirely through subsidiaries. For a complete list of its subsidiaries and a description of its investments in other companies, see note 2 to our audited consolidated financial statements included elsewhere in this annual report.
Ternium Mexico. Ternium Mexico was formed, as result of the merger of Grupo Imsa, Hylsamex and Hylsamex’s major shareholder in March 2008. Ternium Mexico and its subsidiaries operate all of Ternium’s mining and steel production activities in Mexico, the United States, Guatemala, Honduras, El Salvador, Nicaragua and Costa Rica. Ternium Mexico and its subsidiaries produce flat and long steel products, including value-added finished steel products for use mainly in the construction and industrial sectors. Ternium Mexico has a finished steel annual production capacity of 7.4 million tons.
Siderar. Siderar is the main integrated manufacturer of flat steel products in Argentina with total annual finished steel production capacity of 2.6 million tons. The shareholders of Siderar as of March 31, 2011 are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Siderar Shareholders	Number	Percent
Ternium	211,754,474	60.94%
ANSeS	90,225,841	25.97%
Inversora Siderurgia Argentina S.A. (employees)	8,912,146	2.56%
Public	36,576,310	10.53%

Total	347,468,771	100.00%

Siderar’s shares are listed on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), or BASE, under the symbol “ERAR.” The Buenos Aires Stock Market (Mercado de Valores de Buenos Aires), which is affiliated with the BASE, is the largest stock market in Argentina. On June 16, 2011, the closing price of the Siderar shares on the BASE was ARP29.00 per share (approximately USD7.02 per share). For further information on the latest developments involving Siderar following the enactment of Decree 441/2011, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments—Recent Developments involving Siderar.”
Ferrasa. Ferrasa is a significant flat steel products processor and distributor in Colombia and a scrap-based long steel manufacturer, with annual shipments of approximately 400,000 tons and annual billet production capacity of approximately 140,000 tons. Ternium holds, since August 25, 2010, a 54% ownership interest in Ferrasa and in Ferrasa Panamá. The former controlling shareholders have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in each of Ferrasa and Ferrasa Panamá, and Ternium will have an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time after August 25, 2012.
Tenigal. Tenigal is a joint venture company established in November 2010 for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. Ternium and Nippon Steel hold 51% and 49% participations in Tenigal, respectively. The company started work for the construction of its facilities and expects to commence production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, in 2013.
Ternium Brasil. Ternium Brasil was formed for the purpose of assessing expansion opportunities in that country.
Ternium Internacional. Ternium Internacional comprises a network of companies in Spain, Uruguay, the Netherlands and the United States that market and provide services in relation to the sales of Ternium’s products to several markets other than Ternium’s main markets. The headquarters of the network are located in Uruguay. Ternium Internacional’s services include sales and trading, offices and human resources dedicated to export trading, technical assistance, commercial back office and credit analysis.
Other Investments
Exiros. Exiros provides our subsidiaries with purchase agency services in connection with purchases of raw materials and other products or services. Exiros’s objectives are to procure better purchase conditions and prices by exercising the improved bargaining power that results from combining the demand of products and services by both Ternium and Tenaris. We have a 50% share ownership and Tenaris has the remaining 50% share ownership in Exiros. Exiros offices are strategically located in nine countries: Argentina, Brazil, Canada, China, Colombia, Italy, Mexico, Romania and the United States.

D.	Property, Plants and Equipment

See “—B. Business Overview—Production Facilities and Processes.”

Item 4A.	Unresolved Staff Comments
None

Item 5.	Operating and Financial Review and Prospects
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
Overview
Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. Ternium has production facilities in Mexico, Argentina, Colombia, the United States and Guatemala, as well as a network of service centers which provide it with a strong position from which to serve its core markets.
Ternium primarily sells its flat and long steel products in the regional markets of the Americas. Ternium provides specialized products and delivery services through its network of manufacturing facilities and service centers. We believe that Ternium is a leading supplier of flat steel products in Mexico and Argentina, a significant supplier of steel products in Colombia and in various other countries in South and Central America, and a competitive player in the international steel market for flat and long steel products. Through its network of commercial offices in several countries in Latin America, the United States and Spain, Ternium maintains an international presence that allows it to reach customers outside its local markets, achieve improved effectiveness in the supply of its products and in the procurement of semi-finished steel, and maintain a fluid commercial relationship with its customers by providing continuous services and assistance.
Ternium’s revenues are affected by general global trends in the steel industry and more specifically by the economic conditions in the countries in which it has manufacturing operations and where its customers are located. Ternium’s revenues are also impacted by events that affect the price and availability of raw materials, energy and other inputs needed for its operations. Furthermore, due to the highly cyclical nature of the steel industry, recent results may not be indicative of future performance, and historical results may not be comparable to future results. Investors should not rely on the results of a single period, particularly a period of peak prices, as an indication of Ternium’s annual results or future performance. The variables and trends mentioned below could also affect the results of its investments in steel related companies. See Item 4. “Information on the Company—B. Business Overview—Our Business Strategy.”
Ternium’s primary source of revenue is the sale of flat and long steel products. Management expects sales of flat and long steel products to continue to be Ternium’s primary source of revenue. The global market for such steel products is highly competitive, with the primary competitive factors being price, cost, product quality and customer service. The majority of Ternium’s sales are concentrated in the Americas. Specifically, Ternium’s largest markets are Mexico, Argentina and Colombia, where its main manufacturing facilities are located.

Ternium’s results are sensitive to economic activity and steel consumption. Ternium’s results of operations primarily depend on economic conditions in Mexico and Argentina and, to a lesser extent, on economic conditions in international and regional markets such as NAFTA, Mercosur and the Andean Community. Historically, annual steel consumption in the countries where Ternium operates has varied at a rate that is linked to the annual change in each country’s gross domestic product and per capita disposable income. The 2008 — 2009 global economic downturn resulted in an overall decreased demand for Ternium’s products. For example, apparent consumption of finished steel products in Mexico decreased by 1% during 2007 and 4% during 2008, due to subdued industrial activity in the NAFTA region, while in Argentina it increased 3% during 2007 and 4% during 2008, reflecting a sustained activity in the construction and industrial sectors. During the fourth quarter of 2008, following a steep downturn in the global economy, apparent demand for steel products fell sharply. As a result, apparent consumption of finished steel products decreased in 2009 by 15% in Mexico and 33% in Argentina. This economic downturn had a pronounced negative effect on Ternium’s business and results of operations. In 2010, apparent steel consumption increased by 13% in Mexico, due mainly to the recovery of the industrial sector, and by 43% in Argentina, due to a broad recovery of economic activity. A protracted global recession or a depression would have a material adverse effect on the steel industry and Ternium.
Ternium’s results are also sensitive to prices in the international steel markets. Steel prices are volatile and are sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products. Steel prices in the international markets, which had been rising fast during the first half of 2008, fell sharply beginning in the second half of 2008 as a result of collapsing apparent demand and the resulting excess capacity in the industry. The fall in prices during this period adversely affected the results of steel producers generally, including Ternium, as a result of lower revenues and writedowns of finished steel products and raw material inventories. For example, in the second half of 2008 Ternium recorded a valuation allowance in an amount of USD200 million and in the first half of 2009 it recorded an additional valuation allowance in an amount of USD127.6 million. Beginning in the second half of 2009, steel prices in the international markets rebounded mainly as a result of the increase in demand for steel in China and other emerging markets, and the subsidence of the worldwide de-stocking process. This positive trend in international steel prices partially reverted during the second half of 2010 as the increase in demand for steel products was more than offset by new capacity additions and idled capacity restarts. A more balanced market and the increase in steel demand by year-end 2010 supported a steel price rally during the first quarter of 2011. Although steel prices decreased during the second quarter of 2011, they remain at strong levels. Historically, the length and nature of business cycles affecting the steel industry have been unpredictable. A protracted fall in steel prices would have a material adverse effect on Ternium’s results, as could price volatility.
Trends in the steel industry may also have an impact on Ternium’s results. In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially on downturn cycles, from substantial overcapacity. Currently, as a result of the 2008-2009 economic crisis and from the increase in steel production capacity in recent years, there are signs of excess capacity in all steel markets. It is possible that the industry’s excess capacity will result in depressed margins and industry weakness. Furthermore, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and smaller competitors in the steel market today could become larger competitors in the future. Intense competition could cause Ternium to lose its share in certain markets and adversely affect its sales and revenue.
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

Ternium’s export revenues could be affected by trade restrictions and its domestic revenues could be affected by unfair competition from imports. During 2001, a period of strong oversupply, several antidumping measures were imposed in several countries in which Ternium operates (including Mexico and Argentina) to prevent foreign steel producers from dumping certain steel products in local markets. The recovery in global economic conditions since 2003 and strong Chinese demand reduced the previously strong competition in the international exports markets and, consequently, several countries reduced or eliminated protective measures established in prior years. However, a number of trade restrictions, both in Ternium’s local and export markets, remain in place. In the face of a protacted period of oversupply, countries may reestablish antidumping duties and/or other safeguards to protect their domestic markets. Ternium’s ability to profitably access the export markets may be adversely affected by trade restrictions, including antidumping duties and countervailing measures, in those markets. In addition, Ternium’s ability to sell its products in its principal markets could be affected by unfair competition from imports of steel products if applicable trade regulations are not in force.
Prevailing exchange rates have had an impact on Ternium’s results in the past and could impact results again in the future. In accordance with IFRS, Ternium’s subsidiaries in Mexico, Argentina and Colombia prepare financial statements in their local currencies and record foreign exchange results on their net non-local currency positions when their local currencies revaluate or devaluate to other currencies. Accordingly, fluctuations in the local currencies against the U.S. dollar have had, and may also have in the future, an impact on Ternium’s results. In 2008, net foreign exchange result was a loss of USD632.7 million, which was primarily due to the impact of the Mexican peso’s 25% devaluation on Ternium Mexico’s U.S. dollar denominated debt. This non-cash result when measured in U.S. dollars was offset by changes in Ternium’s net equity position in the currency translation adjustment, or CTA, line, as the value of Ternium Mexico’s U.S. dollar-denominated debt was not affected by the Mexican peso fluctuation when stated in U.S. dollar terms in Ternium’s consolidated financial statements.
Ternium’s cash flows for 2009 and 2010 were strongly affected by the non-recurring payments received in connection with the transfer of our interest in Sidor to Venezuela. On May 7, 2009, we completed the transfer of our entire 59.7% interest in Sidor to CVG. Ternium agreed to receive an aggregate amount of USD1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD400 million in cash at closing, and the balance was divided in two tranches: the first tranche of USD945 million to be paid in six equal installments beginning in August 2009 until November 2010, and the second tranche due in November 2010 and subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. CVG made all payments required to be made under the agreements governing the transfer of Sidor to Venezuela except for the final payment due on November 8, 2010. On December 18, 2010, Ternium reached an agreement with CVG on the rescheduling of the unpaid balance, which amounted to USD257 million. As provided in the refinancing agreement, CVG paid USD7 million to Ternium in January 2011, and CVG is required to pay the remainder in five quarterly installments, beginning on February 15, 2011 and ending on February 15, 2012. The first two installments of USD31 million each were paid on February 16 and May 17, 2011. Following the receipt of USD1,790 million in cash payments in the aggregate, the outstanding principal amount of the receivables with CVG is currently USD187 million. Accordingly, we have significant credit concentration risk with Venezuela.
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

Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets
As permitted under IFRS 1—“First Time Adoption of IFRS”, management has elected to use the fair value of its property, plant and equipment as at January 1, 2003, as its “deemed cost”. In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels; and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Management also believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.
When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:
•	whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;
•	whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;
•	whether the carrying amount of the net assets of the entity is more than its market capitalization;
•	whether evidence is available of obsolescence or physical damage of an asset.
•	whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and
•	whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.
Management identified the presence of impairment indicators in certain CGUs at December 31, 2008 and, accordingly, carried out impairment tests. These impairment indicators arose mainly due to recessionary environment and the abrupt decline of demand and prices of steel products.
For the Mexico CGU, management carried out an impairment test for Property, Plant and Equipment and for other long-lived assets with finite useful lives at December 31, 2008, and concluded that no impairment was needed. The Company estimated the recoverable amount as the “value in use” and compared it to the carrying amount of the corresponding assets (USD3.2 billion at that date). The discount rates used were based on the Mexico CGU’s weighted average cost of capital (WACC), which was 13.4%. Variables considered in forecasts included Mexican GDP growth rates and correlation with steel demand, level of steel prices, and estimated raw material costs as observed in industry reports.
For the Argentina CGU, management carried out an impairment test for Property, Plant and Equipment and for other long-lived assets with finite useful lives at December 31, 2008, and also concluded that no impairments were required. The Company estimated the recoverable amount as the “value in use” and compared it to the carrying amount of the corresponding assets (USD1.3 billion at that date). The discount rates used were based on the Argentina CGU’s WACC, which was 18.3%. Variables considered in forecasts included Argentinean GDP growth rates and correlation with steel demand, level of steel prices, and estimated raw material costs as observed in industry reports.

None of Ternium’s CGUs were tested for impairment in 2010 and 2009, as no impairment indicators were identified. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible.
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
At December 31, 2009, an impairment loss over the intangible asset booked in connection with the slab purchase agreement with Corus was recorded for the amount of USD27 million. For more information see Item 8. “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Previously Reported Legal Proceedings” and note 27 to our consolidated financial statements included elsewhere in this annual report.
No other impairment losses were recorded from the impairment tests performed.
Impairment and recoverability of goodwill and other assets, including identifiable intangible assets
Assessment of the recoverability of the carrying value of goodwill and other assets, including identifiable intangible assets, require significant judgment. We evaluate goodwill allocated to the operating units for impairment on an annual basis.
Goodwill is tested at the level of the cash generating units, or CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the discounted cash flow method. In order to perform the test, we use projections for the next five years based on past performance and expectations of market development. After the fifth year a perpetuity rate with no growth increase is utilized. The discount rates used for these tests are based on our weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. As of December 31, 2010, the discount rate used to test goodwill allocated to the Mexico CGU for impairment was 11.4%.
The impairment tests performed as of December 31, 2010, resulted in no impairment charge.
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
Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2010 and 2009, the allowance for doubtful accounts totaled USD17.2 million and USD16.7 million, respectively.

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
Ternium establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management’s analysis of their aging. In connection with supplies and spare parts the calculation is based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and the potential obsolescence due to technological change.
There was no allowance for net realizable value as of December 31, 2010 and December 31, 2009. The allowance for obsolescence as of December 31, 2010 and December 31, 2009 amounted to USD68.2 million and USD58.2 million, respectively.
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
During 2010, no charges were recorded to the net realizable value allowance. Charges to mark the inventory to net realizable value in 2009 and 2008 were USD127.6 million and USD200.0 million, respectively. Of these amounts, USD82.8 million in 2009 and USD179.6 million in 2008 corresponded to inventories for shipments to North America region, while USD44.8 million in 2009 and USD20.4 million in 2008 corresponded to inventories for exports within the South and Central America region.
The additions to the allowance for net realizable value recorded during 2009 and 2008 resulted from the steep fall of steel prices as a result of the global financial crisis that began in 2008. Beginning in the second half of 2008 up to the first half of 2009 average prices of flat steel products decreased 41%. Accordingly, inventory values were compared to their estimated net selling prices and written down when the selling prices were lower than historical costs. This was the case of inventories produced from third-party slabs in Mexico and certain raw materials in Argentina that had been acquired at market prices in force prior to the beginning of the global financial crisis.
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

With respect to the loss contingencies described in our financial statements, we do not expect to incur any losses exceeding the amounts accrued as of December 31, 2010, that would be material relative to our consolidated financial position, results of operations or liquidity as of such date. However, if reserves prove to be inadequate and we incur a charge to earnings, such charge could have a material adverse effect on our results of operations, financial condition and net worth.
The loss contingencies provision amounts to USD16.1 million and USD18.9 million as of December 31, 2010 and 2009, respectively.
Valuation Allowance of Deferred Tax Assets
Management calculates current and deferred income taxes according to the tax laws applicable to our subsidiaries in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the financial statements are issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. When assessing the recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. As of December 31, 2010, the recognized tax losses amounted to USD22.2 million and the net unrecognized deferred tax assets amounted to USD22.3 million. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.
Although we believe our estimates are appropriate, significant differences in actual performance of the asset or group of assets may materially affect our asset values and results of operation.
Sidor Financial Asset
As further described in note 29 to our audited consolidated financial statements included elsewhere in this annual report, on May 7, 2009, Ternium reached an agreement with CVG for the transfer of its entire 59.7% interest in Sidor in exchange for an aggregate amount of USD1.97 billion, out of which USD400 million were paid in cash on that date. The initial measurement of the receivable and its subsequent measurements until November 8, 2010, were performed on the basis of its discounted amount using an annual discount rate of 14.4%. This discount rate was estimated on the basis of the yield (13.3%) of Venezuelan sovereign debt with maturities similar to that of the receivable held by Ternium against CVG; however, as the Venezuelan sovereign debt with similar maturities was governed by New York law, while the receivable with CVG was governed by Venezuelan law, the discount rate was further adjusted to adequately reflect the specific risk of Ternium’s receivable. After the rescheduling of the last unpaid installment agreed on December 18, 2010, the annual discount rate used to measure the receivable was estimated at 6.3%, on the basis of the specific risks associated to the third-party promissory notes received as guarantee for full payment of CVG obligations.

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

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	2010	2009	2008	2007	2006
Selected consolidated income statement data

Continuing operations
Net sales	7,382,004	4,958,983	8,464,885	5,633,366	4,484,918
Cost of sales	(5,665,254)	(4,110,370)	(6,128,027)	(4,287,671)	(3,107,629)

Gross profit	1,716,750	848,613	2,336,858	1,345,695	1,377,289
Selling, general and administrative expenses	(665,306)	(531,530)	(669,473)	(517,433)	(370,727)
Other operating income (expenses), net	2,493	(20,700)	8,662	8,514	(4,739)

Operating income	1,053,937	296,383	1,676,047	836,776	1,001,823

Interest expense	(72,969)	(105,810)	(136,111)	(133,109)	(96,814)
Interest income	27,347	21,141	32,178	41,613	33,903
Interest income — Sidor financial asset	61,012	135,952	—	—	—
Other financial income (expenses), net	115,112	81,639	(693,192)	(38,498)	(40,432)
Equity in earnings of associated companies	1,688	1,110	1,851	434	671

Income before income tax expense	1,186,127	430,415	880,773	707,216	899,151
Income tax (expense) benefit
Current and deferred income tax expense	(406,657)	(91,314)	(258,969)	(291,345)	(353,044)
Reversal of deferred statutory profit sharing	—	—	96,265	—	—

Income from continuing operations	779,470	339,101	718,069	415,871	546,107

Discontinued operations
Income from discontinued operations	—	428,023	157,095	579,925	444,468

Profit for the year (1)	779,470	767,124	875,164	995,796	990,575

Attributable to:
Equity holders of the Company	622,076	717,400	715,418	784,490	795,424
Non-controlling interest	157,394	49,724	159,746	211,306	195,151

	779,470	767,124	875,164	995,796	990,575

Depreciation and amortization	383,300	385,105	413,541	355,271	251,371
Weighted average number of shares outstanding	2,004,743,442	2,004,743,442	2,004,743,442	2,004,743,442	1,936,833,060

Basic earnings per share (expressed in USD per share) for profit: (1) (2)
From continuing operations attributable to the equity holders of the Company	0.31	0.15	0.27	0.15	0.20
From discontinued operations attributable to the equity holders of the Company	—	0.21	0.09	0.24	0.21
For the year attributable to the equity holders of the Company	0.31	0.36	0.36	0.39	0.41
Dividends per share declared	0.075	0.05	—	0.05	0.05

(1)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement includes the portion attributable to non-controlling interest. Basic earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.

(2)	Diluted earnings per share (expressed in USD per share), equals basic earnings per share. Diluted earnings per share have been calculated giving effect to the conversion of certain subordinated convertible loans.

In thousands U.S. dollars
(except number of shares and per	At December 31,
share data)	2010	2009	2008	2007	2006
Selected consolidated balance sheet data

Non-current assets	5,579,438	5,250,135	5,491,408	8,553,123	6,029,383
Property, plant and equipment, net	4,262,896	4,040,415	4,212,313	6,776,630	5,335,030
Other non-current assets (1)	1,316,542	1,209,720	1,279,095	1,776,493	694,353
Current assets	5,532,893	5,042,538	5,179,839	5,095,959	2,628,870
Cash and cash equivalents	1,779,416	2,095,798	1,065,552	1,125,830	643,291
Other current assets (2)	3,743,516	2,937,494	4,108,954	3,200,987	1,978,537
Non-current assets classified as held for sale	9,961	9,246	5,333	769,142	7,042

Total assets	11,112,331	10,292,673	10,671,247	13,649,082	8,658,253

Capital and reserves attributable to the Company’s equity holders (3)	5,880,740	5,296,342	4,597,370	4,452,680	3,757,558
Non-controlling interest	1,135,361	964,897	964,094	1,805,243	1,626,119

Non-current liabilities	2,540,594	2,872,667	3,374,964	5,401,549	1,867,892

Borrowings	1,426,574	1,787,204	2,325,867	3,676,072	546,601
Deferred income tax	877,742	857,297	810,160	1,327,768	982,091
Other non-current liabilities	236,278	228,166	238,937	397,709	339,200

Current liabilities	1,555,636	1,158,767	1,734,819	1,989,610	1,406,684

Borrowings	513,083	539,525	941,460	406,239	507,241
Other current liabilities	1,042,553	619,242	793,359	1,369,608	899,443
Liabilities directly associated with non-current assets classified as held for sale	—	—	—	213,763	—

Total liabilities	4,096,230	4,031,434	5,109,783	7,391,159	3,274,576
Total equity and liabilities	11,112,331	10,292,673	10,671,247	13,649,082	8,658,253

Number of shares outstanding	2,004,743,442	2,004,743,442	2,004,743,442	2,004,743,442	2,004,743,442

(1)	As of December 31, 2010, 2009, 2008, 2007 and 2006, includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of USD750.1, USD708.6, USD683.7, USD850.7 and USD397.9 million, respectively.

(2)	As of December 31, 2010, 2009, 2008 and 2007, includes deposits with maturity of more than three months for a total amount of USD848.4, USD46.8, USD90.0 and USD65.3 million, respectively.

(3)	The Company’s share capital as of December 31, 2010, 2009, 2008, 2007 and 2006 was represented by 2,004,743,442 shares, par value USD1.00 per share, for a total amount of USD2,004.7 million.
The following table sets forth our operating and other costs and expenses as a percentage of net sales for the years indicated:

	For the year ended December 31,
Percentage of net sales	2010	2009	2008	2007	2006
Continuing operations
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(76.7)%	(82.9)%	(72.4)%	(76.1)%	(69.3)%

Gross profit	23.3%	17.1%	27.6%	23.9%	30.7%
Selling, general and administrative expenses	(9.0)%	(10.7)%	(7.9)%	(9.2)%	(8.3)%
Other operating income (expenses), net	0.0%	(0.4)%	0.1%	0.2%	(0.1)%

Operating income	14.3%	6.0%	19.8%	14.9%	22.3%

Interest expense	(1.0)%	(2.1)%	(1.6)%	(2.4)%	(2.2)%
Interest income	0.4%	0.4%	0.4%	0.7%	0.8%
Interest income — Sidor financial asset	0.8%	2.7%	—	—	—
Other financial income (expense), net	1.6%	1.6%	(8.2)%	(0.7)%	(0.9)%
Equity in earnings of associated companies	0.0%	0.0%	0.0%	0.0%	0.0%

Income before income tax expense	16.1%	8.7%	10.4%	12.6%	20.0%
Income tax expense	(5.5)%	(1.8)%	(1.9)%	(5.3)%	(7.8)%

Income from continuing operations	10.6%	6.8%	8.5%	7.4%	12.2%
Discontinued Operations
Income from discontinued operations	—	8.6%	1.9%	10.3%	9.9%

Profit for the year	10.6%	15.5%	10.3%	17.7%	22.1%

Attributable to:
Equity holders of the Company	8.4%	14.5%	8.5%	13.9%	17.7%
Non-controlling interest	2.1%	1.0%	1.9%	3.8%	4.4%

Fiscal Year Ended December 31, 2010 compared to Fiscal Year Ended December 31, 2009
Overview
Ternium’s operating income in 2010 was USD1.1 billion, compared to USD296.4 million in 2009, and shows a recovery from the 2009 global economic downturn, with higher sales volumes and improved margins. The improvement was mainly due to a USD137 increase in revenue per ton and a 1.7 million ton increase in shipments, partially offset by a USD57 increase in operating cost per ton1. Net income was USD779.5 million in 2010, compared to USD767.1 million in 2009. Although the net income variation was slight in nominal terms, the drivers for net income in each of these years were significantly different. There were no discontinued operations results in 2010, whereas there was a USD428.0 million discontinued operations gain in 2009 related to the transfer of the Sidor shares to Venezuela. The year-over-year change in net income also included the above mentioned USD757.6 million increase in operating income and a USD315.3 million increase in income tax expense.
In 2010, steel consumption in the North American market increased 31% year-over-year. The economies in the NAFTA region expanded gradually during the year with a 4.0% GDP growth in Mexico and a 2.9% GDP growth in the U.S. Mexican export-oriented industries were particularly favored by the recovery of the economic activity in the United States. In contrast, the construction sector in the country remained subdued during most of 2010 and only showed evidence of improvement by year-end.
Likewise, the steel markets in Central and South America showed an estimated 28% year-over-year increase in apparent steel use during 2010. The economic activity in the region expanded during 2010, including a 7.5% GDP growth in Argentina and a 4.7% GDP growth in Colombia. Construction activity in the region returned to solid growth rates and the automotive sector, which was among the most affected sectors in 2009, significantly expanded in 2010.
Net Sales
Net sales in 2010 were USD7.4 billion, 49% higher than net sales in 2009. Shipments of flat and long products were 8.1 million tons in 2010, up 27% compared to shipments in 2009. Revenue per ton shipped was USD895 in 2010, an 18% increase compared to 2009, mainly as a result of higher prices.
The following table shows Ternium’s total consolidated net sales, shipments and revenue by product and geographical region for the years ended December 31, 2010 and 2009:

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2010	2009	Dif.	2010	2009	Dif.	2010	2009	Dif.
North America	3,464.9	2,371.9	46%	3,852.1	3,114.5	24%	899	762	18%
South & Central America	2,886.2	1,717.1	68%	2,877.0	1,903.6	51%	1,003	902	11%
Europe & other	25.3	161.0		42.6	287.0		594	561
Total flat products	6,376.4	4,250.0	50%	6,771.7	5,305.2	28%	942	801	18%
North America	640.7	512.0	25%	974.2	931.2	5%	658	550	20%
South & Central America	163.9	57.3	186%	258.7	118.4	118%	634	484	31%
Europe & other	28.6	3.5		50.0	6.1		571	583
Total long products	833.1	572.9	45%	1,282.9	1,055.6	22%	649	543	20%
Total flat and long products	7,209.5	4,822.9	49%	8,054.6	6,360.8	27%	895	758	18%
Other products (1)	172.5	136.1	27%
Total Net Sales	7,382.0	4,959.0	49%

(1)	Primarily includes iron ore, pig iron and pre-engineered metal buildings.

[1]	Operating cost per ton is equal to cost of sales plus selling, general and administrative expenses, divided by shipments.

Sales of flat products in 2010 totaled USD6.4 billion, a 50% increase compared to 2009. Net sales increased as a result of higher shipments and revenue per ton. Shipments of flat products totaled 6.8 million tons in 2010, an increase of 28% compared to 2009 mainly due to a recovery from the 2009 global economic downturn. Revenue per ton shipped increased 18% to USD942 in 2010 compared with 2009, mainly due to higher steel prices in Ternium’s main steel markets.
Sales of long products were USD833.1 million in 2010, an increase of 45% compared to 2009, mainly due to higher volumes and prices. Shipments of long products totaled 1.3 million tons in 2010, a 22% increase versus 2009. Revenue per ton shipped was USD649 in 2010, an increase of 20% compared to 2009 due to higher prices.
Sales of other products totaled USD172.5 million in 2010, compared to USD136.1 million during 2009, an increase of 27%. The increase includes the impact of higher iron ore prices.
Sales of flat and long products in the North America Region were USD4.1 billion in 2010, an increase of 42% versus 2009 due to higher shipments and prices. Shipments in the region totaled 4.8 million tons in 2010, or 19% higher than 2009, as a result of higher demand. Revenue per ton in the North Region increased 19% to USD851 in 2010 over 2009, mainly due to higher prices.
Flat and long product sales in the South & Central America Region were USD3.1 billion in 2010, an increase of 72% versus 2009, due to higher shipments and prices. Shipments in the region totaled 3.1 million tons in 2010, or 55% higher than in 2009, mainly due to a recovery from the 2009 global economic downturn. Revenue per ton shipped was USD973 in 2010, an increase of 11% compared to 2009.
Cost of sales
Cost of sales was USD5.7 billion in 2010 compared to USD4.1 billion in 2009. Cost of sales increased mainly as a result of higher shipments and higher cost per ton. Cost per ton in 2010 increased compared to 2009 mainly due to higher raw material and purchased slab prices, as well as higher labor, services and maintenance costs.
Selling, general and administrative expenses
Selling, General and Administrative (SG&A) expenses in 2010 were USD665.3 million, or 9% of net sales, compared with USD531.5 million, or 11% of net sales, in 2009. The USD133.8 million increase in SG&A was mainly due to higher freight expenses and taxes related to higher activity levels, higher labor costs and the impact of the consolidation of Ferrasa on August 25, 2010, partially offset by lower personnel reduction charges.
Other operating income (expenses), net
Net other operating income in 2010 was USD2.5 million, compared with net other operating expenses of USD20.7 million in 2009. The year-over-year difference was mainly due to a USD27.0 million full impairment in 2009 of the remaining intangible asset value of a contract related to the purchase of steel slabs from Corus’ Teeside facility. For more information, see note 27 to our audited consolidated financial statements included elsewhere in this annual report and Item 8. “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Previously Reported Legal Proceedings.”
Operating income
Operating income in 2010 was USD1.1 billion, or 14% of net sales, compared to an operating income of USD296.4 million, or 6% of net sales, in 2009.
Net financial results
Net financial results were a USD130.5 million gain in 2010, compared with a USD132.9 million gain in 2009.
In 2010, Ternium’s net interest expenses were USD45.6 million, compared to a net interest expense of USD84.7 million in 2009, mainly as a result of lower net indebtedness and cost of debt.

Net foreign exchange result was a gain of USD123.7 million in 2010 compared to a gain of USD83.1 million in 2009. The gain in 2010 was primarily due to the impact of the Mexican Peso’s 5.4% revaluation on Ternium’s Mexican subsidiary’s U.S. dollar denominated debt. This result is non-cash when measured in U.S. dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s U.S. dollar denominated debt is not altered by the Mexican Peso’s fluctuations when stated in U.S. dollars in Ternium’s consolidated financial statements. In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Peso positions when the Mexican Peso revaluates or devaluates relative to other currencies.
Interest income on the Sidor financial asset was USD61.0 million in 2010, compared to USD136.0 million in 2009. These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009.
Equity in earnings (losses) of associated companies
Ternium’s share in the results of associated companies (mainly Exiros) during 2010 was a gain of USD1.7 million, compared to a gain of USD1.1 million in 2009.
Income tax expense
Income tax expense for 2010 was USD406.7 million, or 34% of income before income tax and non-controlling interest, compared with an income tax expense of USD91.3 million in 2009 or 21% of income before income tax and non-controlling interest. The 2009 result included a non-recurring gain of USD35.4 million due to a favorable resolution on a tax-related dispute in México. In addition, Mexican statutory tax rate was raised from 28% in 2009 to 30% in 2010. For additional information regarding changes in Mexican tax system, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Mexico.”
Net result of discontinued operations
There were no results of discontinued operations in 2010, while 2009 included a USD428.0 million gain in connection with the transfer of Sidor shares on May 7, 2009.
Net income attributable to non-controlling interest
Income attributable to non-controlling interest in 2010 was USD157.4 million, higher than income attributable to non-controlling interest of USD49.7 million in 2009, mainly due to a higher result attributable to non-controlling interest in Siderar and Ternium Mexico.
Fiscal Year Ended December 31, 2009 compared to Fiscal Year Ended December 31, 2008
Overview
Ternium’s operating income in 2009 was USD296.4 million, an 82% decrease compared to operating income in 2008. The 2008 — 2009 global economic downturn resulted in a sharp decline in demand in the main steel consumer sectors of Ternium’s core markets during the second half of 2008 and led to subdued shipments levels in 2009. Shipments began to improve gradually only in the second half of 2009. As a result, Ternium’s shipments in 2009 decreased by 1.2 million tons year-over-year and revenue per ton decreased USD329, leading to a 41% drop in net sales that was partially offset by a USD164 decrease in operating cost per ton.
Net income during 2009 decreased to USD767.1 million, from USD875.2 million in 2008, mainly as a result of a USD1.4 billion decrease in operating income, partially offset by a USD715.8 million increase in non-cash net foreign exchange results (offset by changes in Ternium’s net equity position in the currency translation adjustments line) and a USD564.0 million gain related to the transfer of the Sidor shares to Venezuela.

During 2009 steel consumption in the North American market decreased 37% year-over-year. The economies in the North America Region contracted in 2009, particularly the Mexican economy which, in addition to the downturn in the United States, was affected by a sharp depreciation of the Mexican Peso vis-à-vis other currencies during 2008. The entire NAFTA region suffered a reduction in steel consumption rates that not only reflected a decrease in end user demand from steel consuming sectors but also a significant de-stocking process in the steel value chain, particularly during the first half of the year. Likewise, the steel markets in Central and South America showed an estimated 24% decrease in apparent steel use during 2009, well above the decrease recorded by key steel consuming sectors, an evidence of the size of the de-stocking in the steel industry’s value chain. Countries neighboring Argentina, the natural export markets for Ternium in that geographic area, stagnated or contracted in 2009, recording GDP growth rates of between 1% and minus 3% year-over-year. Argentina, the main market for Ternium in South America, showed an estimated 33% decrease in steel consumption, due to the combination of lower economic activity and relatively high inventories in the steel industry’s value chain early in 2009. The markets in Central and South America experienced the effects of the global slowdown with some delay.
Net Sales
Net sales for 2009 decreased 41% to USD5.0 billion, compared to 2008. Net sales decreased due to lower shipments and lower revenue per ton. Shipments of flat and long products were 6.4 million tons during 2009, a decrease of 16% compared to 2008, due to lower shipments in Ternium’s core markets as a result of the effects of the global economic downturn. Revenue per ton shipped was USD758 in 2009, a decrease of 30% when compared to 2008, mainly as a result of lower prices in all of Ternium’s markets.
The following table shows Ternium’s total consolidated net sales, shipments and revenue by product and geographical region for the years ended December 31, 2009 and 2008:

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	Year 2009	Year 2008	Dif.	Year 2009	Year 2008	Dif.	Year 2009	Year 2008	Dif.
North America	2,371.9	4,294.7	-45%	3,114.5	3,666.1	-15%	762	1,171	-35%
South & Central America	1,717.1	2,782.5	-38%	1,903.6	2,604.2	-27%	902	1,068	-16%
Europe & other	161.0	47.5		287.0	55.2		561	860
Total flat products	4,250.0	7,124.7	-40%	5,305.2	6,325.5	-16%	801	1,126	-29%
North America	512.0	791.8	-35%	931.2	901.3	3%	550	878	-37%
South & Central America	57.3	274.4	-79%	118.4	302.5	-61%	484	907	-47%
Europe & other	3.5	8.9		6.1	13.3		583	669
Total long products	572.9	1,075.1	-47%	1,055.6	1,217.2	-13%	543	883	-39%
Total flat and long products	4,822.9	8,199.8	-41%	6,360.8	7,542.7	-16%	758	1,087	-30%

Other products (1)	136.1	265.1	-49%

Total Net Sales	4,959.0	8,464.9	-41%

(1)	Primarily includes iron ore, pig iron and pre-engineered metal buildings.
Sales of flat products during 2009 were USD4.3 billion, a decrease of 40% compared to 2008. Net sales decreased as a result of lower shipments and revenue per ton. Shipments of flat products were 5.3 million tons in 2009, a decrease of 16% compared with 2008, mainly due to lower shipments in the South & Central America and the North America regions, partially offset by higher shipments in the “Europe and other” Region. Revenue per ton decreased 29% to USD801 in 2009 compared to 2008, as a result of lower steel prices.
Sales of long products were USD572.9 million during 2009, a decrease of 47% compared to 2008 due to lower revenue per ton and shipments. Revenue per ton was USD543 in 2009, a decrease of 39% compared to 2008 as a result of lower prices. Shipments of long products were 1.1 million tons in 2009, a 13% decrease versus 2008, mainly due to lower billet shipments in the South & Central America Region partially offset by higher bar shipments in the North America Region.
Sales of other products were USD136.1 million during 2009, compared to USD265.1 million during 2008. The decrease was mainly driven by lower iron ore shipments and prices and lower sales of pre-engineered metal buildings.
Sales of flat and long products in the North America Region totaled USD2.9 billion in 2009, a decrease of 43% versus 2008, mainly due to the effect of lower shipments and prices. Shipments in the region totaled 4.0 million tons during 2009, or 11% lower than during 2008. Revenue per ton shipped was USD713 in 2009, a decrease of 36% compared to 2008, as a result of lower prices.

Flat and long product sales in the South & Central America Region were USD1.8 billion during 2009, a decrease of 42% versus 2008. This decrease was due to lower volumes and revenue per ton. Shipments in the region totaled 2.0 million tons during 2009, or 30% lower than in 2008. Revenue per ton shipped in the South & Central America Region was USD878 in 2009, a decrease of 17% compared to 2008, mainly due to lower prices.
Cost of sales
Cost of sales was USD4.1 billion in 2009 compared to USD6.1 billion in 2008. Cost of sales decreased as a result of lower shipments and lower cost per ton. Cost per ton decreased year-over-over mainly as a result of lower costs for third party steel, raw materials, energy, labor and services, as well as on account of the impact on costs of the Mexican Peso’s and Argentine Peso’s devaluation versus the U.S. dollar and the initiatives Ternium launched to mitigate the global economic downturn.
Selling, general and administrative expenses
SG&A expenses in 2009 were USD531.5 million, or 11% of net sales, compared with USD669.5 million, or 8% of net sales, in 2008. The decrease in SG&A was due mainly to Ternium’s efforts to reduce headcount and services costs in response to the economic downturn, as well as on account of lower freight volumes, tax charges and the impact on costs of the Mexican Peso’s and Argentine Peso’s devaluation versus the U.S. dollar.
Other operating (expenses) income, net
Net other operating expenses in 2009 were USD20.7 million, compared with net other operating income of USD8.7 million in 2008. The year-over-year difference was mainly due to a USD27.0 million full impairment of the remaining intangible asset value of a contract related to the purchase of steel slabs from Corus Teeside facility. For more information, see note 27 to our audited consolidated financial statements included elsewhere in this annual report and Item 8. “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Previously Reported Legal Proceedings.”
Operating income
Operating income in 2009 was USD296.4 million, or 6% of net sales, compared with USD1.7 billion, or 20% of net sales, in 2008.
Net financial results
Net financial income was USD132.9 million in 2009, compared with a net financial expense of USD797.1 million in 2008. During 2009, Ternium’s net interest expense was USD84.7 million, a decrease of USD19.3 million compared to 2008 due to lower indebtedness as a result of amortizations of debt and lower interest rates.
Net foreign exchange result was a gain of USD83.1 million in 2009, compared to a loss of USD632.7 million in 2008. These results were primarily due to the impact of the Mexican Peso’s 4% revaluation in 2009 and 25% devaluation in 2008, respectively, on Ternium’s Mexican subsidiary’s U.S. dollar denominated debt. These results are non-cash when measured in U.S. dollars and are offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s U.S. dollar denominated debt is not altered by the Mexican Peso fluctuations when stated in U.S. dollars in Ternium’s consolidated financial statements. In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso revaluates or devaluates to other currencies.
Interest income on the Sidor financial asset was USD136.0 million in 2009. This result is attributable to the Sidor financial asset in connection with the transfer of the Sidor shares to Venezuela on May 7, 2009.
Fair value of derivatives was a gain of USD10.6 million in 2009, compared to a loss of USD32.5 million in 2008. The result was related to certain derivative instruments entered into primarily to mitigate the effect of interest rate and currency fluctuations.

Equity in earnings (losses) of associated companies
Ternium’s share in the results of associated companies (mainly Exiros) during 2009 was a gain of USD1.1 million, compared to a gain of USD1.9 million in 2008.
Income tax expense
Income tax expense in 2009 was USD91.3 million or 21% of income before income tax, discontinued operations and minority interest, compared with USD162.7 million, or 18% of income before income tax, discontinued operations and minority interest, in 2008. The income tax expense in 2008 included a non-recurring gain of USD96.3 million on account of Hylsa’s reversal of deferred statutory profit sharing that reduced its effective tax rate for the year (see note 4.M to our audited consolidated financial statements included in this annual report).
Net result of discontinued operations
Net result of discontinued operations in 2009 was a gain of USD428.0 million, related to the transfer of the Sidor shares to Venezuela on May 7, 2009. In 2008, the net result of discontinued operations comprised an after-tax gain of USD59.6 million related to Sidor and an after-tax gain of USD97.5 million from the sale of non-core US assets during the first quarter of 2008.
Net income attributable to non-controlling interest
Net income attributable to non-controlling interest for the fiscal year ended December 31, 2009 was USD49.7 million, compared to USD159.7 million in 2008. The decrease was mainly attributable to Siderar’s lower net income.
Foreign Currency Fluctuations
See Item 11. “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Exposure Risk.”
Governmental Economic, Fiscal, Monetary or Political Policies or Factors
See Item 3. “Key Information—D. Risk Factors— Risks Relating to the Countries in Which We Operate.”
B.	Liquidity and Capital Resources
We obtain funds from our operations and from short-term as well as long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements and acquisitions (for further information on capital expenditures see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program”). Also, during fiscal years 2009 and 2010, we had cash inflows of USD1.7 billion in connection with compensation payments for the nationalization of our participation in Sidor. For more information on the Sidor nationalization process, see note 29 to our audited consolidated financial statements included elsewhere in this annual report. We hold money market investments, time deposits and variable-rate or fixed-rate securities from investment grade issuers. During 2009 and 2010, we significantly decreased our financial indebtedness, from USD3.3 billion at the end of 2008 to USD1.9 billion at the end of 2010, using primarily cash provided by operating activities. For a description of the refinancing of Ternium Mexico’s 2007 syndicated loan facility, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments—Debt Refinancing in Ternium Mexico.”
Management believes that funds from operations will be sufficient to satisfy our current working capital needs and service our debt in the foreseeable future. Although Ternium believes it has access to the credit markets, it has not negotiated additional credit facilities. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

The following table shows the changes in our cash and cash equivalents, excluding funds placed in trust, for each of the periods indicated below:

	For the year ended December 31,
In thousands of U.S. dollars	2010	2009	2008

Net cash provided by operating activities	806,825	1,161,758	517,513
Net cash (used in) provided by investing activities	(470,128)	791,233	350,530
Net cash used in financing activities	(654,118)	(922,588)	(752,909)

(Decrease) increase in cash and cash equivalents	(317,421)	1,030,403	115,134
Effect of exchange rate changes	1,039	(157)	(17,518)
Cash and cash equivalents at the beginning of the year	2,095,798	1,065,552	1,125,830
Cash and cash equivalents of discontinued operations at March 31, 2008			(157,894)

Cash and cash equivalents at the end of the year (1)	1,779,416	2,095,798	1,065,552

(1)	In addition, at December 31, 2010, Ternium had USD848.4 million of other investments with maturities of more than three months and USD12.3 million in restricted cash.
Fiscal Year Ended December 31, 2010 compared to Fiscal Year Ended December 31, 2009
Overview
During 2010, Ternium’s primary source of funding was net cash provided by operating activities.
Cash and cash equivalents as of December 31, 2010 were USD1.8 billion, a USD316.4 million decrease from USD2.1 billion at the end of the previous year. This decrease is mainly attributable to net cash used in financing activities of USD654.1 million and net cash used in investing activities of USD470.1 million, partially offset by net cash provided by operating activities of USD806.8 million.
In addition to cash and cash equivalents, as of December 31, 2010, we held other investments with maturity of more than three months for a total amount of USD848.4 million, which increased substantially compared to December 31, 2009.
Operating activities
Net cash provided by operating activities was USD806.8 million in 2010 compared to USD1.2 billion in 2009, a decrease of USD354.9 million year-over-year. The main reasons for the reduction were:
•	an increase in working capital of USD448.0 million in 2010 following the recovery from the 2008 — 2009 global economic downturn, compared to a decrease in working capital of USD635.2 million in 2009;
partially offset by
•	an increase in net income from continuing operations of USD440.4 million; and

•	a positive income tax accruals less payments adjustment of USD226.8 million in 2010, compared to a negative income tax accruals less payments adjustment of USD49.3 million in 2009.
The significant variation in working capital during 2010, as indicated above, was attributable to:
•
an increase of USD497.4 million in inventory, reflecting higher costs as a result of higher input prices, as well as higher inventory volume of finished goods, goods in process and raw materials as a result of increased operating activity (as shown in the table below).

	Change in inventory Dec’10 / Dec’09
	(in millions of USD)
	Price	Volume	Total
Finished goods	56.8	104.1	160.9
Goods in process	116.3	64.3	180.6
Raw materials, supplies and allowances	97.5	58.4	155.9

Total	270.6	226.8	497.4

•	an increase in trade and other receivables of USD149.3 million in 2010, mainly due to higher shipments and steel prices during the fourth quarter of 2010 compared to the fourth quarter of 2009; and
partially offset by
•	an aggregate increase in accounts payable and other liabilities of USD198.7 million, mainly as a result of the higher activity levels in 2010.
Investing activities
Net cash used in investing activities in 2010 was USD470.1 million, compared to net cash provided by investing activities of USD791.2 million in 2009. This change was primarily attributable to the following:
•
an increase in net cash used in other investing activities, net, of USD933.6 million, consisting mainly of financial investments with maturity of more than three months, which increased USD801.6 million in 2010 (compared to a decrease of USD43.2 million in 2009);

•	a decrease of USD186.2 million in the proceeds from the Sidor financial asset (from USD953.6 million in 2009 to USD767.4 million in 2010); and

•	an increase of USD141.5 million in capital expenditures (from USD208.6 million in 2009 to USD350.1 million in 2010).
Financing activities
Net cash used in financing activities was USD654.1 million in 2010, compared to USD922.6 million in 2009. The reduction was mainly due to a lower net repayment of borrowings of USD402.1 million in 2010, partially offset by higher dividend payments of USD138.5 million in the same year.
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
Operating activities
Net cash provided by operating activities was USD1.2 billion in 2009 compared to USD517.5 million in 2008, an increase of USD644.2 million year-over-year. The main reasons for the variation in operating cash flow were:
•	a decrease in working capital of USD635.2 million in 2009 as a result of the global economic downturn, compared to an increase in working capital of USD1.1 billion in 2008 (see below);

partially offset by
•	a decrease in net income from continuing operations of USD379.0 million;

•	adjustments for net foreign exchange results and others gain of USD53.6 million in 2009, compared to net foreign exchange results and others loss of USD629.5 million in 2008; and

•	adjustments for net interest income related to the Sidor financial asset of USD136 million in 2009.
The significant decrease in working capital during 2009, as indicated above, was attributable to:
•	a decrease in trade and other receivables of USD308.9 million in 2009, mainly due to lower export volumes and steel prices during the fourth quarter of 2009 compared to the fourth quarter of 2008; and

•	a decrease of USD429.1 million in inventory, mainly as a result of lower costs as well as a lower volume of finished goods, goods in process and raw materials (as shown in the table below).

	Change in inventory (Dec’09/Dec’08)
	(in millions of USD)
	Price(1)	Volume	Total
Finished goods	(65.0)	(43.6)	(108.6)
Goods in process	(156.9)	74.4	(82.5)
Raw materials, supplies and allowances	(213.9)	(24.0)	(238.0)

Total	(435.9)	6.8	(429.1	)(1)

(1)	This amount was partially offset by a USD158.0 million write-down for net realizable value of inventory
The above was partially offset by an aggregate decrease in accounts payable and other liabilities of USD102.9 million, mainly due to lower social security and other labor related debts and lower capital expenditures during the fourth quarter of 2009 compared to the fourth quarter of 2008.
Lower costs and inventory volume of finished goods, goods in process and raw materials in 2009 were primarily attributable to lower input prices and decreased demand during the year. In particular, in the last quarter of 2008, generally as a result of the global crisis, demand decreased substantially in Ternium’s markets. In that context, Ternium began to implement a de-stocking process, with inventory levels decreasing mainly during the first half of 2009.
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
Financial Liabilities
Our financial liabilities currently consist of loans with financial institutions and minor overdrafts transactions. These facilities are mainly denominated in U.S. dollars. As of December 31, 2010, U.S. dollar-denominated financial liabilities represented 92.1% of total financial liabilities. Total financial debt decreased from USD2.3 billion as of December 31, 2009, to USD1.9 billion as of December 31, 2010. During 2010, Ternium’s bank borrowings (inclusive of principal and interest accrued thereon) decreased by USD387.1 million, principally due to the repayment of a significant portion of principal and interest on borrowings related to prior acquisitions. As of December 2010, current borrowings were 26.5% of total borrowings, none of which corresponded to borrowings with related parties.
The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

In thousands of U.S. dollars	2010	2009	2008
Borrowings with related parties	—	—	—
Bank borrowings (1)	1,939,657	2,326,729	3,267,327

Total borrowings	1,939,657	2,326,729	3,267,327

(1)	Net of debt issuance costs
The weighted average interest rates at December 31, 2010, 2009 and 2008 shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of those instruments at December 31, 2010, 2009 and 2008, respectively, after giving effect to any derivative financial instruments used to mitigate interest rate risk.

	2010	2009	2008

Bank borrowings	3.29%	3.04%	2.79%
As of December 31, 2010, the maturity of our financial liabilities was as follows:

In thousands of U.S.
dollars	1 year	1 - 2	2 - 3	3 - 4	4 - 5	Over 5
At December 31, 2010	Or less	years	Years	Years	Years	Years	Total
Borrowings (1)(2)	513,083	1,289,445	12,726	24,873	24,874	74,656	1,939,657

Total borrowings	513,083	1,289,445	12,726	24,873	24,874	74,656	1,939,657

(1)	Borrowings are bank borrowings with third parties. See “—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities”.

(2)	Net of debt issuance costs.
For a description of the refinancing of Ternium Mexico’s 2007 syndicated loan facility, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments—Debt Refinancing in Ternium Mexico.”

For information on our derivative financial instruments, please see Item 11. “Quantitative and Qualitative Disclosures About Market Risk” and note 25 to our audited consolidated financial statements included in this annual report.
Most Significant Borrowings
Our most significant borrowings as of December 31, 2010, were those incurred under Ternium Mexico’s syndicated loan facility in relation to the Grupo Imsa transaction in July 2007.

			Original	Outstanding principal
In Millions of U.S. dollars			principal	amount as of
Date	Borrower	Type	amount	December 31, 2010		Maturity
July 2007	Ternium Mexico	Syndicated loan	3,485.0	1,789.7	(1)	July 2012	(2)

(1)
On February 1, 2008, we completed the sale of our interests in Steelscape, Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD727 million. On February 28, 2008, we applied USD700.0 million of the proceeds of such sale to partially prepay loans under the syndicated loan agreement. Beginning in January 26, 2009 and until December 31, 2010 we paid four semi-annual installments of USD249 million each.

(2)
In April 2011, Ternium Mexico extended the maturities under its 2007 syndicated loan facility. See Item 5. “Operating and Financial Review and Prospects—G. Recent Developments—Debt Refinancing in Ternium Mexico.”

The main covenants in our syndicated loan agreement are limitations on liens and encumbrances, limitations on the sale or other dispositions of certain material assets, and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio).
As of December 31, 2010, we were in compliance with all covenants under our loan agreements. For further information on our financial liabilities, borrowings and commitments please see notes 26 and 27(ii) to our audited consolidated financial statements included in this annual report.
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
The following table summarizes our contractual obligations at December 31, 2010, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

		Payments Due by Period
	as of December 31, 2010
In millions of U.S. dollars		Less than 1	1-3	4-5	After 5
Contractual Obligations	Total	Year	years	years	Years
Borrowings (1)	1,939.7	513.1	1,302.2	49.7	74.7
Estimated interest payments (2)	70.7	26.6	27.1	13.5	3.5
Purchase Obligations (3)	2,444.3	424.2	458.6	361.2	1,200.3

Total Contractual Obligations	4,454.7	963.9	1787.9	424.4	1,278.5

(1)	Borrowings are bank borrowings with third parties. See “—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”

(2)
Variable rates used in the projection are the ones settled in the current interest period and are considered to be fixed over the years. In April 2011, we successfully negotiated an extension of maturities under Ternium Mexico’s 2007 syndicated loan facility. Pursuant to this agreement, USD803 million originally maturing in July 2012 will be payed by Ternium Mexico in four equal semiannual installments commencing on January 2013 and ending on July 2014, and estimated interest payments have increased approximately USD21.8 million.

(3)	Purchase obligations include mainly electric power, raw materials, oxygen, equipment and steam. Some of these purchase obligations are currently under re-negotiation.
G.	Recent Developments

Repurchase of shares from Usiminas concurrently with secondary public offering
On January 31, 2011, Ternium entered into a transaction and registration rights agreement with its 14.3% shareholder Usiminas and Techint Holdings S.à.r.l. (formerly known as I.I.I. Industrial Investments Inc.) (“Techint”). The transaction and registration rights agreement provided, among other things, for a SEC registered underwritten public offering of up to all of Ternium shares held by Usiminas (less the number of shares that Ternium and Techint agreed to purchase as discussed below) in the form of ADSs listed on the New York Stock Exchange. Neither Ternium nor Techint offered to sell any Ternium shares or ADSs in the public offering.
On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares. Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD150 million and USD100 million, respectively. In connection with the sale of Ternium’s shares by Usiminas, Ternium collected a USD10.2 million fee and was reimbursed of all expenses relating to the offering and concurrent purchase.
Following consummation of these transactions, Techint owns directly 62.02% of the Company’s share capital and Tenaris holds directly 11.46% of the Company’s share capital (both including treasury shares) and Usiminas no longer owns any Ternium shares. Also, upon completion of the transaction, the two members of Company’s board of directors nominated by Usiminas resigned from Company’s board.
Debt refinancing in Ternium Mexico
On April 6, 2011, Ternium Mexico, Crédit Agricole Corporate and Investment Bank, acting as Administrative Agent, and certain banks parties to a loan agreement dated as of July 12, 2007, partially refinanced a syndicated loan facility that had been incurred to finance Ternium’s 2007 acquisition of Grupo Imsa. The outstanding balance of the facility so refinanced amounted to USD1.0 billion. As part of the refinancing, the final maturity date of bank loans in a principal amount of USD0.8 billion was extended to July 23, 2014 (with the extended loans being payable in four consecutive and equal semi-annual installments commencing on January 26, 2013), and the applicable margin structure for the extended loans was amended. On July 26, 2012, Ternium Mexico will repay the remaining USD0.2 billion principal amount of the loans that were not so refinanced.
Recent developments involving Siderar
As of March 31, 2011 25.97% of Siderar’s equity is held by the ANSeS, Argentina’s governmental social security agency. ANSeS became a significant shareholder of Siderar in the last quarter of 2008 as a result of the nationalization of Argentina’s private pension system. Investments held by the private pension funds were subject to certain restrictions, including a cap preventing them to exercise more than 5% of any company’s voting rights (regardless of their share participation in any such company), and the act of Congress ordering the transfer of assets from the private pension funds to ANSeS provided that all limitations applicable to the pension funds would continue to apply to ANSeS. However, on April 13, 2011, the Argentine Executive Branch issued Decree 441/2011, which purports to abrogate the 5% cap on voting rights. If ANSeS were to exercise its voting rights in excess of the 5% cap, ANSeS may appoint up to three out of eleven members of Siderar’s board of directors and one out of three members of Siderar’s surveillance committee, thereby allowing the government to have an active role in the governance of Siderar and ultimately influence its business policies. Ternium believes that Decree 441/2011 is unconstitutional based on, among other reasons, the absence of the urgency grounds that must be met for an act of Congress to be amended by a decree of the Executive Branch.

On April 15, 2011, Siderar’s annual general shareholders’ meeting resolved, among other things, to approve a dividend payment of ARP1.5 billion (USD370 million) to be made available to shareholders (including Ternium) beginning on May 6, 2011. At that meeting, Ternium objected to the exercise by ANSeS of voting rights in excess of the 5% cap; however, ANSeS was allowed to record its vote as though the 5% restriction did not apply. Although the ANSeS representative voted against the dividend payment and most of other resolutions proposed by Siderar’s board of directors, ANSeS did not prevail in any vote, even computing its votes without giving effect to the voting cap. Following the dividend approval, the annual shareholders’ meeting was suspended until May 11, 2011.
After the meeting, the Comisión Nacional de Valores (“CNV”), Argentina’s securities regulator, declared Siderar’s shareholders’ meeting (including the resolution approving the USD370 million dividend) void for “administrative purposes.” Siderar challenged in court the CNV resolution voiding Siderar’s shareholders’ meeting and Ternium took legal action against Decree 441/2011. These legal actions are currently pending.
On May 2, 2011, Siderar received notice of a preliminary injunction issued at ANSeS’s request by a commercial court in the City of Buenos Aires, suspending the execution of certain resolutions taken by Siderar’s shareholders’ meeting (including the allocation of results for fiscal year 2010), and ordering Siderar to refrain from disposing, in whole or in part, of certain reserves and retained earnings accounts recorded in its net equity, except for the purpose of paying dividends. On May 5, 2011, the commercial court clarified that Siderar was prevented from distributing dividends out of its results or reserves for the fiscal year 2010 and was solely allowed to make distributions out of results or reserves corresponding to fiscal years prior to 2010. Siderar subsequently informed the market that, as a result of this court decision, it was not permitted to make on May 11, 2011, the dividend payment approved by its April 15, 2011 shareholders’ meeting, and filed an appeal against the court decisions in accordance with applicable law. The appeal is currently pending.
On May 6, 2011, the CNV issued a resolution requesting Siderar to convene a new shareholders’ meeting. But on May 11, 2011, at Ternium’s request, the Commercial Court of Appeals of the City of Buenos Aires authorized Siderar to maintain its annual shareholders’ meeting suspended for 60 days. While Siderar filed an appeal against this CNV resolution (which is currently pending), Siderar’s board of directors convened a new general shareholders’ meeting to be held on July 21, 2011.
On May 27, 2011, a federal prosecutor requested a federal criminal court in the City of Buenos Aires to investigate whether the members of Siderar’s board of directors should be subject to criminal penalties as a result of Siderar’s failure to provide additional information on the allocation of Siderar’s ARP6.5 billion (or USD1.5 billion) special reserve for future dividends or to distribute a higher amount of dividends out of the special reserve. The special reserve, which increased significantly since 2003, had not previously been objected to or challenged by Siderar’s shareholders or any regulatory authority. Ternium believes that the prosecutor’s allegations are unsupported.
In addition, on June 2, 2011, the CNV instituted administrative proceedings against the members of Siderar’s board of directors and supervisory committee. These proceedings are intended to determine if these persons breached their legal duties by preventing ANSeS from exercising its voting rights in excess of the 5% cap at the April 15, 2011 shareholders’ meeting. These proceedings are currently ongoing.
While Ternium believes that Siderar and the members of its board of directors and surveillance committee acted at all times in accordance with applicable law, Ternium cannot give any assurance as to the ultímate outcome of the above described legal actions and proceedings.
Settlement of arbitration proceedings
The disclosure below should be read in conjunction with Item 8. “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Previously Reported Legal Proceedings.”
On April 15, 2011, the arbitration tribunal issued a second partial final award where it held that the off-takers should pay to the claimant GBP 1.6 million for its reasonable legal and other costs incurred before the first partial final award. The off-takers paid that amount around mid May. In addition, on May 27, 2011, the off-takers paid to Tata an aggregate amount of USD16.3 million (of which Ternium Procurement paid USD 3.2 million) as indemnification for one of its claims under the arbitration proceedings.

On June 16, 2011, Tata, the off-takers and Ternium Mexico settled the dispute, and the off-takers, in exchange for a full release and discharge of each of them and their respective representatives and affiliates, from all claims and disputes that Tata may have against any of them in relation to the off-take framework agreement and its related agreements, agreed to pay to Tata an aggregate amount of USD124 million (including the USD16.3 million previously paid) and authorized their agent under the off-take agreements to transfer to Tata UK£1.8 million and €0.5 million which had been received by the agent from the off-takers under the off-take framework agreement before the early termination of such agreement. Ternium Procurement paid to Tata its share of the settlement amount (i.e., USD21.3 million) on June 17, 2011. On June 21, 2011, Tata notified the arbitration tribunal that the arbitration proceedings were withdrawn. For more information, see Item 8. “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Previously Reported Legal Proceedings.”
Annual General Meeting and Extraordinary General Meeting of Shareholders
On June 1, 2011, the annual general meeting of shareholders of the Company approved all resolutions on its agenda. Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements and annual accounts for the year ended December 31, 2010, as well as the payment of an annual dividend of USD0.075 per share (USD0.75 per ADS), or an aggregate amount of approximately USD150.4 million. The Company paid such dividend on June 9, 2011. For further information about payment of dividends, see Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”
The shareholders’ meeting also re-elected Ubaldo Aguirre, Roberto Bonatti, Carlos Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustín Novegil as members of the board of directors to serve until the next annual shareholders’ meeting that will be convened to decide on the 2011 accounts, and appointed PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises agréé, as our independent auditors for the year ending December 31, 2011.
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
On June 1, 2011, the extraordinary general meeting of shareholders also approved, among other amendments to the articles of association, amendment to Article 15 of the articles of association regarding the date of the annual general meetings of shareholders so that in the future they are held on the first Wednesday of May of each year. Additionally, such meeting also approved the amendment of Article 2 of the articles of association in order to adapt it to the abolishment of Luxembourg law of July 31, 1929.

Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management

Board of Directors
The Company’s articles of association provide for a board of directors consisting of a minimum of five members (when the shares of the Company are listed on a regulated market, as they currently are) and a maximum of fifteen. The Company’s current board of directors is composed of nine directors, three of whom are independent directors. The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and which are not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting.

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
Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting also determines the director’s compensation. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote.
On January 9, 2006, Tenaris and a wholly-owned subsidiary of San Faustin entered into a shareholders’ agreement, pursuant to which such San Faustin subsidiary is required to take all actions in its power to cause one of the members of the Company’s board of directors to be nominated by Tenaris and any directors nominated by Tenaris only be removed pursuant to written instructions by Tenaris. Tenaris and San Faustin’s subsidiary also agreed to cause any vacancies on the board of directors to be filled with new directors nominated by either Tenaris or the San Faustin subsidiary, as applicable. On April 27, 2007, the San Faustin subsidiary assigned all of its rights and obligations under the shareholders’ agreement to Techint. The shareholders’ agreement will remain in effect so long as each of the parties holds at least 5% of the shares of the Company or until it is terminated by either Tenaris or Techint pursuant to its terms. Carlos A. Condorelli was nominated by Tenaris and appointed as a director pursuant to this agreement.
Within the limits of applicable law, the board of directors of the Company may delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided that such delegation shall be subject to prior authorization by the general shareholders’ meeting. On September 14, 2005, following the requisite authorization at the general shareholders’ meeting, the board of directors delegated such day-to-day management and authority to Daniel A. Novegil. On June 1, 2011, the Company’s annual general shareholders’ meeting re-elected Ubaldo Aguirre, Roberto Bonatti, Carlos Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil as members of the board of directors to serve until the next annual shareholders’ meeting, which will be held in May 2012. The board of directors subsequently re-appointed Paolo Rocca as its chairman and Daniel Novegil as chief executive officer of the Company.
The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age.

			Years as	Age at May 5,
Name	Position	Principal Occupation	director	2011
Paolo Rocca (1)	Chairman	Chairman and CEO of Tenaris, director and vice president of San Faustin	6	58
Ubaldo Jose Aguirre	Director	Managing director of AGM/R S.A. and Aguirre y Gonzalez S.A.	5	62
Roberto Bonatti (1)	Director	Director and president of San Faustin and director of Tenaris	6	61
Carlos Condorelli	Director	Director of Tenaris	6	60
Adrián Lajous Vargas	Director	Senior energy advisor at McKinsey & Company and president of Petrométrica, S.C.	5	67
Bruno Marchettini	Director	Director of San Faustin and senior advisor in technological matters for the Techint group	5	69
Daniel Agustín Novegil	Director	CEO of the Company	6	58
Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin, director of Tenaris and president of Humanitas Group	5	63
Pedro Pablo Kuczynski	Director	Senior advisor of The Rohatyn Group	4	72

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.
Paolo Rocca. Mr. Rocca has served as chairman of the Board since 2005. He is a grandson of Agostino Rocca. He is also chairman and chief executive officer of Tenaris and chairman of the board of directors of Tamsa S.A. In addition, he is a member of the board of directors and vice president of San Faustin and a director of Techint Financial Corporation N.V. Mr. Rocca is vice-chairman of the World Steel Association and a member of the International Advisory Committee of NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

Ubaldo Aguirre. Mr. Aguirre has served on the Board since 2006. He is a managing director of AGM/R S.A. and Aguirre y Gonzalez S.A., both Argentine banking investment firms, and also serves as a member of the board of directors and member of the audit committee of Juan Minetti S.A., a subsidiary of Holcim, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A., and since 2000 as member of the board of directors of URS Argentina S.A. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar. Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank —where he was responsible for that country’s external borrowing program and financial negotiations— Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre is an Argentine citizen.
Roberto Bonatti. Mr. Bonatti has served as a director of the Company since 2005. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Techint Compañía Técnica Internacional S.A.C.I. and Tecpetrol S.A. He is also a member of the board of directors of Tenaris, Siderca S.A.I.C. and Siderar. Mr. Bonatti is an Italian citizen.
Carlos Condorelli. Mr. Condorelli has served as a director of the Company since 2005. He is currently a member of the board of directors of Tenaris. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including chief financial officer of Tenaris, finance and administration director of Tubos de Acero de México, S.A. and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli is an Argentine citizen.
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
Bruno Marchettini. Mr. Marchettini has served on the Board since 2006. Mr. Marchettini is senior advisor in technological matters for the Techint group. Mr. Marchettini has retired from executive positions and is presently engaged as a consultant by Siderar. Mr. Marchettini is a director of San Faustin. Mr. Marchettini is an Italian citizen.
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
Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Tenaris, president of the Humanitas Group, honorary president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and president of the board of directors of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A, RCS Quotidiani and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.

Pedro Pablo Kuczynski. Mr. Kuczynski has served as a member of the Board since 2007. He was Prime Minister of Peru in 2005-2006 and prior to that he was the Minister of Economy and Finance from 2001. He was the Republic of Peru’s Minister of Energy and Mines in 1980-82. He was president until 2001 of a private equity firm he founded in 1992 after spending ten years as Chairman of First Boston International (today Credit Suisse) in New York. Since 2007, he is Senior Advisor to the Rohatyn Group, a firm specializing in emerging markets. He ran a bauxite mining company affiliated with Alcoa between 1977 and 1980. He began his career at the World Bank in 1961 and was in the 1970s head of its Policy Planning Division, Chief Economist for Latin America and Chief Economist of IFC. He was born in Peru in 1938 and educated in Peru and at Oxford and Princeton. Mr. Kuczynski is an U.S. and Peruvian national.
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
The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote, irrespective of the number of shares present or represented at the meeting.
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
Auditors
The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. Auditors are appointed by the general shareholders’ meeting, on the audit committee’s recommendation, through a resolution passed by a simple majority vote. Shareholders may determine the number and the term of the office of the auditors at the ordinary general shareholders’ meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the general shareholders’ meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors.

Our independent auditors for the fiscal year ended December 31, 2010 were PricewaterhouseCoopers (acting, in connection with our annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.àr.l., Réviseur d’ entreprises agréé, and in connection with our annual and interim consolidated financial statements required under the laws of any other relevant jurisdiction, through Price Waterhouse & Co. S.R.L.). Our independent auditors are appointed annually for one-year terms. Following our recent corporate reorganization (see Item 10. “Additional Information—E. Taxation—Grand Duchy of Luxembourg—Corporate Reorganization”), our audit committee recommended, and the annual shareholders’ meeting approved at a meeting held on June 1, 2011, that PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises agréé, be appointed as independent auditors for the year ending December 31, 2011, in connection with all of our annual accounts and financial statements.
Senior Management
The following table sets forth certain information concerning our senior management:

	Age at
	December 31,
Name	2010	Position
Daniel Novegil	58	Chief Executive Officer; Director
Pablo Brizzio	40	Chief Financial Officer
Julián Eguren	47	North Region Area Manager
Martín Berardi	53	Siderar Executive Vice President
Oscar Montero Martínez	50	Planning and Operations General Director
Paolo Bassetti	46	Brazil General Director
Luis Andreozzi	60	Engineering and Environment Director
Miguel Punte	63	Human Resources Director
Roberto Demidchuk	49	Chief Information Officer
Rubén Herrera	53	Quality and Product Director
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
Martín Berardi. Mr. Berardi is our Siderar Executive Vice President. He began his career with the Techint group in 1980 as a trainee in Propulsora Siderúrgica. He has held several positions within the Techint group including in Propulsora Siderúrgica, Siat S.A.I.C. and Siderca. He served as managing director of Siat (1992-1995), managing director of Tamsa (1995-2000), president and chief executive officer of Sidor (2000-2004) and became managing director of Siderar in October 2004, a position which he held until he assumed his present position at the Company. He was president of the IVES between 2002 and 2004, president of Mercofer between 2006 and 2009, and he has been vice-president of CAA (Iron Argentine Chamber) since 2004 and a member of the board of directors of ITBA (Buenos Aires Institute of Technology) since 2005. Mr. Berardi is an Argentine citizen.
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

Paolo Bassetti. Mr. Bassetti currently serves as our Brazil General Director. He began his career with the Techint group in 1991 as an analyst. Since then, he has held several positions within the Techint group in the commercial and procurement areas. In 2004 he assumed the position of managing director of TenarisSilcotub (2004 — 2008). Since 2009 he serves as Brazil General Director of the Company. Mr. Bassetti is an Italian citizen.
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
Roberto Demidchuk. Mr. Demidchuk currently serves as our Chief Information Officer. He joined the Techint group in 1986 as a trainee for Teing. Since then he has held several positions in different Techint group companies, including programming manager and procurement manager at Siderar and supply chain director at Ternium. Mr. Demidchuk is an Argentine citizen.
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
The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received for the year 2010 a fee of USD70,000, and the chairman of the board of directors received an additional fee of USD280,000. The chairman of the audit committee received as additional compensation a fee of USD60,000, while the other members of the audit committee received an additional fee of USD50,000. Under the Company’s articles of association the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.
The aggregate cash compensation received by directors and senior management for the year 2010 amounted to approximately USD13.3 million. In addition, directors and senior management received for the year 2010 1,170,415 units for a total amount of USD3.4 million, in connection with the employee incentive retention program described in note 4.N.3 “Employee liabilities—Other compensation obligations” to our audited consolidated financial statements included in this annual report.
There are no service contracts between any director and Ternium that provide for material benefits upon termination of employment.
C.	Board Practices
See “—A. Directors and Senior Management.”
Audit Committee
On June 1, 2011, the Company’s board of directors re-appointed Ubaldo Aguirre, Adrián Lajous and Pedro Pablo Kuczynski as members of its audit committee, with Mr. Aguirre to continue chairing that committee. All three members of the audit committee are independent directors as defined under the Company’s articles of association.

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
Under our articles of association and the audit committee charter, the audit committee is required, among other things, to report to the board of directors on its activity and the adequacy of the Company’s systems of internal control over financial reporting. In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to the integrity of the Company’s financial statements and is responsible for making recommendations regarding the appointment, dismissal, compensation, retention and oversight of, and assess the independence of the Company’s independent auditors (see Item 16.C—“Principal Accountant Fees and Services” for additional information about the audit committee’s procedures with respect to our independent auditors). The audit committee also performs other duties imposed upon it by applicable laws and regulations of the regulated market or markets on which the shares of the Company are listed, as well as any other duty entrusted to it by the Company’s board of directors.
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
The following table shows the number of persons employed by Ternium and its consolidated subsidiaries and does not include the number of persons employed at its held-for-sale subsidiaries as at the end of each of the past three financial years:

	At December 31,
	2010	2009	2008
Mexico	8,575	8,051	8,597
Argentina	5,416	5,281	5,609
Colombia	1,375	—	—
Other	562	547	586

Total employees (1)	15,928	13,879	14,792

(1)	It does not include 2,137 employees of contractors who performed services at Ternium’s facilities at year-end 2010, 2,092 employees at year-end 2009 and 1,241 employees at year-end 2008. Personnel of contractors who performed services at Ternium’s facilities at year-end 2010 and 2009 increased compared to such personnel at year-end 2008 as a result of the normalization of production at Ternium’s facilities, following the downturn that began in the fourth quarter 2008.
At December 31, 2010, the number of persons employed by Ternium was 15,928. During 2010, the aggregate number of employees increased compared to year-end 2009, mainly due to the acquisition of Ferrasa and higher activity levels. During 2009, the aggregate number of employees decreased compared to year-end 2008, mainly due to the initiatives that Ternium launched to mitigate the economic downturn.

Mexico
In Mexico, approximately 64% of Ternium employees are unionized. Of these, approximately, 53% of Mexico’s unionized workers are members of FENASA (“Federación Nacional de Asociaciones Sindicales Autónomas”), the national federation of autonomous union associations, and 47% are members of FNSI (“Federación Nacional de Sindicatos Independientes”), the national federation of independent unions. The unionized employees of Peña Colorada, however, are members of Sindicato de Trabajadores Mineros, Metalúrgicos y Similares de la República Mexicana (Union of Mexican Republic mine, metal and similar workers). The applicable collective bargaining agreements are negotiated every two years and salary adjustments are made on an annual basis. During 2010 and the beginning of 2011, Ternium’s subsidiaries and the unions reached agreements regulating safety, operating flexibility, as required at some production lines, transparency and conduct. Despite some minor social and union conflicts, Ternium’s Mexican subsidiaries maintain good relations with their labor force in Mexico and have never experienced a strike or work stoppage.
Under Mexican law, companies are required to pay to their employees an annual benefit of 10% of their taxable income (profit sharing program), calculated similarly to income tax.
Under Mexican law, Ternium Mexico is required to pay social security and tax contributions as follows: the company’s social security contributions are equal to 20.4% of the minimum salary plus additional contributions of around 20% over the employees’ total salary (subject to a cap); Ternium Mexico must also withhold an additional percentage for social security contributions (equal to 2.8%) from salaries up to a certain cap.
Under Mexican labor laws, when an employee is dismissed without cause or for a cause that is challenged by the employee, an employee (other than trust employees and those with less than one year of service) may choose to demand to be reinstated in his or her employment or to be paid severance which is equal to three monthly salaries, plus accrued benefits, such as vacations, thirteenth month salary, and seniority bonus (“prima de antigüedad”) equal to twelve days of salary per each year of service. In the former case, if the Conciliation and Arbitration Board determines that even though dismissal was not properly grounded but reinstatement is not possible, employer must pay a dismissed employee back wages accrued during trial, severance equal to three monthly salaries, plus accrued benefits, such as vacations, thirteenth month salary, seniority bonus (“prima de antigüedad”) equal to twelve days of salary per each year of service and additional compensation equal to twenty days per each year of service.
In Mexico, Ternium has defined benefit and defined contribution plans which are granted to the employees depending on several factors, such as their commencement date, whether they are or not covered by a collective bargaining agreement, etc. Defined benefit employee retirement plans (pensions and seniority premiums) are based primarily on their years of service, their present age and their remuneration at the date of retirement. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, some high level employees benefit from a plan to cover health-care expenses of retired employees. The defined contribution plans provide a benefit equivalent to the capital accumulated with the company’s contributions, which are provided as a match of employees’ contributions to the plan. The plan provides vested rights according to the years of service and cause of retirement. For further information see Note 4.(N) Accounting policies—Employee liabilities to our consolidated financial statements included elsewhere in this annual report.
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

In the last five years, nominal salaries in local currency increased substantially, reflecting the economic situation of the country and inflation, and were the result of collective agreements entered into with the labor authorities’ involvement. On March 31, 2011, agreement on salaries between the employers’ entity representing steel companies in the collective bargaining —including Siderar— and the steelworkers unions expired. Recently, an agreement was reached on salaries between the employers’ entity representing steel companies in the collective bargaining —including Siderar— and the steelworkers unions, for the period April 2011 — March 2012.
We believe that Siderar maintains good relations with its unions, and the measures that it has taken in order to make Siderar more competitive have not resulted in significant labor unrest. In early 2009, following a decrease in the level of activity since the last quarter of 2008 due to the global economic downturn, Siderar downsized contractor and subcontractor activities and temporary personnel, triggering adverse reactions from the construction workers’ union and the steelworkers’ union. Later in 2009, during the negotiations between Siderar and the steelworkers’ union regarding the annual bonuses related to results, the unions called for work stoppages and other measures. These events have not had a significant impact on Siderar’s operations. During 2010, the various measures that Siderar has taken in order to become more competitive did not result in significant labor unrest.
Under Argentine law, Siderar is required to pay an amount equal to up to 23% of its employees’ base salaries towards the social security system. Siderar must also withhold an additional percentage from salaries for contribution to such funds up to a certain amount. As of March 2011, the maximum monthly amount from which social security contributions are withheld is ARP13,879.33 (Law n° 26417 and its regulations). Part of those contributions finances a state-controlled pension system. There are no mandatory company-supported pension plans.
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
Colombia
Presently, Ferrasa’s employees are non-unionized workers. We believe that Ferrasa maintains good relations with its employees. The measures that Ferrasa has taken in 2010 in order to make it more competitive have not resulted in significant labor unrest.
Under Colombian labor laws, employers are required to pay its workers a monthly minimum wage, which is increased by the government on an annual basis depending on the inflation rate in the country during the previous year. In addition, labor laws provide for the payment of transportation assistance and the supply of uniforms to those employees earning less than two minimum monthly salaries. The minimum wage has increased, on average, 6.2% per year in the period 2006-2010.
Under Colombian law, Ferrasa is required to pay an amount equal to 20.5% of its employees’ base salaries towards the social security system. Ferrasa must also withhold 8.5% from salaries for contribution to such funds. Those contributions finance a state-controlled pension system. There are no mandatory company-supported pension plans.
Under Colombian labor laws, when an employee is dismissed without cause, an employer must pay him or her severance equivalent to thirty days of wage for the first year of employment and twenty days of wage per year of service thereafter if the worker earns less than ten minimum monthly wages, or twenty days of wage for the first year of employment plus fifteen days of wage per year of service thereafter if the worker earns ten minimum monthly wages or more.

E.	Share Ownership
To our knowledge, the total number of shares of the Company (including in the form of ADSs) owned by our directors and executive officers as of March 31, 2011 was 1,097,560, which represents 0.05% of our issued and outstanding shares. The following table provides information regarding share ownership by our officers and directors.

Director or Officer	Number of Shares Held
Adrián Lajous	740,560
Daniel Novegil	243,000
Paolo Bassetti	67,000
Martín Berardi	47,000

Total	1,097,560

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders
The following table shows the beneficial ownership of our securities (in the form of shares or ADSs) by (1) the Company’s major shareholders (persons or entities that own beneficially 5% or more of the Company’s shares), (2) non-affiliated public shareholders, and (3) the company’s directors and senior management as a group. The information below is based on the most recent information available to the Company.

Identity of Person or Group	Number	Percent
Techint Holdings S.à r.l. (1)	1,243,433,012	62.02%
Tenaris (2)	229,713,194	11.46%
Ternium (3)	41,666,666	2.08%
Directors and Senior Management as a group	1,097,560	0.05%
Public	488,833,010	24.38%

(1)	Techint Holdings S.à r.l. (Techint), formerly known as I.I.I. Industrial Investments Inc., is controlled by San Faustin S.A. (San Faustin), formerly known as San Faustin NV. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (RP STAK) holds shares in San Faustin sufficient in number to control San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. Techint transferred its domicile from the Cayman Islands to Luxembourg and San Faustin also transferred its domicile from Curacao to Luxembourg. In connection with San Faustin’s 2011 redomiciliation, San Faustin’s controlling entity Rocca & Partners S.A. organized a Dutch private foundation (Stichting) under the name of Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (RP STAK). RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

(2)	Tenaris is controlled by Techint, which is controlled by San Faustin. RP STAK controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin.

(3)	Ternium holds its shares through its wholly-owned subsidiary Ternium International Inc Panamá.
On January 31, 2011, Ternium entered into a transaction and registration rights agreement with its former shareholder Usiminas and Techint. The transaction and registration rights agreement provided, among other things, for a SEC-registered underwritten public offering of up to all of Ternium shares held by Usiminas (less the number of shares that Ternium and Techint agreed to purchase as discussed below) in the form of ADSs listed on the New York Stock Exchange. Neither Ternium nor Techint offered to sell any Ternium shares or ADSs in the public offering.
On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares. Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD150 million and USD100 million, respectively. In connection with the sale of Ternium’s shares by Usiminas, Ternium collected a USD10.2 million fee and was reimbursed of all expenses relating to the offering and concurrent purchase.

Following consummation of these transactions, Techint owns directly 62.02% of the Company’s share capital and Tenaris holds directly 11.46% of the Company’s share capital (both including treasury shares) and Usiminas no longer owns any Ternium shares. Also, upon completion of the transaction, the two members of Company’s board of directors nominated by Usiminas resigned from Company’s board.
As of May 31, 2011, 48,993,047 ADSs (representing 489,930,470 shares, or 24% of all outstanding shares of the Company) were registered in the name of three record holders resident in the United States, as informed by The Bank of New York Mellon.
The voting rights of our principal shareholders do not differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a later date result in a change of control of the Company.
B.	Related Party Transactions
Ternium is a party to several related party transactions as described below. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see Item 6. “Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”
As discussed elsewhere in this annual report, as from April 1, 2008, the Company ceased consolidating Sidor’s results of operations and cash flows, with Sidor’s results and cash flows during each period prior to April 1, 2008 being presented as discontinued operations. The transactions between Sidor and related parties for periods prior to April 1, 2008 are shown separately. For more information, see note 29 to our audited consolidated financial statements included elsewhere in this annual report.
Purchases of Raw Materials
In the ordinary course of business, Ternium buys raw materials and other production inputs from subsidiaries of Tenaris. These purchases are made on similar terms and conditions to those purchases made by the Ternium companies from unrelated third parties. These transactions include:
•	purchase of ferrous scrap and other raw material, which amounted to USD29.5 million in 2010, USD14.3 million in 2009 and USD28.8 million in 2008; and
•	purchase of steam and operational services from the Argentine electric power generating facility of Siderca for Siderar in San Nicolás. These purchases amounted to USD14.1 million in 2010, USD13.6 million in 2009 and USD22.3 million in 2008.
Sales of Steel Products and Raw Materials
In the ordinary course of business, Ternium sells flat steel products, steel bars and other raw materials to subsidiaries of Tenaris. These transactions include:
•	sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to USD126.5 million in 2010, USD24.7 million in 2009 and USD91.6 million in 2008;
•	sales of metal building components for a new rolling mill, which amounted to USD18.7 million in 2010 and USD4.4 million in 2009; and
•	sales of pig iron, DRI, scrap, pellets and other raw materials to be used in the production of seamless pipes, which amounted to USD20.1 million in 2010, USD8.9 million in 2009 and USD16.8 million in 2008.
In certain circumstances, Ternium sells steel products to other companies in the Techint group. These sales amounted to USD2.5 million in 2010, USD1.0 million in 2009 and USD100,000 in 2008.
All these sales are made on similar terms and conditions to those sales made by Ternium to unrelated third parties.

Purchase Agency Services
Exiros, in which the Company has a 50% share ownership and Tenaris has the remaining 50% share ownership, provides purchase agency services to us, and to Tenaris’ subsidiaries. In connection with Exiros’ services, Ternium paid fees amounting to USD28.9 million in 2010, USD23.6 million in 2009 and USD24.2 million in 2008.
Supply of Natural Gas
Siderar has natural gas supply agreements with Tecpetrol and Energy Consulting Services, and natural gas transportation agreements with TGN and Litoral Gas. Tecpetrol is a company controlled by San Faustin, engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. TGN operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina. Litoral Gas is a company that distributes gas in the Province of Santa Fe and in the northeastern section of the Province of Buenos Aires. Energy Consulting Services is a company engaged in energy and management consulting, representing one of the major and most reliable natural gas traders in Argentina. San Faustin holds significant but non-controlling interests in TGN, Litoral Gas and Energy Consulting Services.
Tecpetrol supplies natural gas at prices and on terms and conditions that are equivalent to those charged by Siderar’s other suppliers of natural gas. Tecpetrol’s sales to Siderar amounted to USD4.3 million in 2010, USD2.4 million in 2009 and USD1.3 million in 2008.
TGN charges Siderar a price to transport its natural gas supplies that is equivalent, on a comparable basis, to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Ternium amounted to USD1.8 million in 2010, USD2.0 million in 2009 and USD9.6 million in 2008.
Litoral Gas distributes gas to Siderar’s northern plants. Litoral Gas’ sales to Ternium totaled USD1.1 million in 2010, USD1.3 million in 2009 and USD600,000 in 2008.
Energy Consulting Services provides Siderar with natural gas. Energy Consulting Services sales amounted to USD3.0 million in 2009 and USD30,000 in 2008.
Provision of Engineering and Labor Services
Ternium contracts with certain companies controlled by San Faustin specialized in supplying engineering services, construction services, labor and supervision services, for civil and electromechanical works, and cleaning, general maintenance and handling of by-products services. Fees accrued for these services amounted to USD104.5 million in 2010, USD87.1 million in 2009 and USD162.1 million in 2008.
Sales and Purchases of Other Products and Services
Ternium entered into other transactions with companies controlled by San Faustin. The most important ones include purchase of plant equipment and spare parts from Tenova S.p.A. (formerly Techint Compagnia Tecnica Internazionale) and other related companies, which amounted to USD6.5 million in 2010, USD300,000 in 2009 and USD5.2 million in 2008.
Administrative Services
Finma S.A., a company owned by various Techint group companies, provides administrative and legal support services to Techint group companies, including Siderar. Siderar has a 33.33% participation in Finma S.A.’s share capital. Fees accrued by Finma S.A. amounted to USD10.0 million in 2010, USD7.8 million in 2009 and USD8.6 million in 2008.
Other Transactions
Ternium sold welded steel pipes to Tenaris as part of orders to a Tenaris customer for an amount of USD4.5 million in 2010, USD1.9 million in 2009 and USD500,000 in 2008. In the ordinary course of business, from time to time, Ternium carries out other transactions and enters into other arrangements with Techint group companies, none of which are believed to be material.

Transactions between Sidor and related parties prior to April 1, 2008
As from April 1, 2008, the Company ceased consolidating Sidor’s results of operations and cash flows, with Sidor’s results and cash flows during each period prior to April 1, 2008 being presented as discontinued operations. The transactions between Sidor and related parties during the first quarter of 2008 are shown below:
Purchases of Raw Materials. Sidor bought ferrous scrap from a subsidiary of Tenaris in Venezuela for an amount of USD0.5 million in the first quarter of 2008.
Sales of Steel Products and Raw Materials. Sidor sold flat steel products, steel bars and raw materials to subsidiaries of Tenaris. These transactions included:
•	sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to USD10.0 million in the first quarter of 2008; and
•	sales of steel bars to be used in the production of seamless pipes, which amounted to USD4.6 million in the first quarter of 2008.
Transactions with Matesi. Sidor established Matesi jointly with a subsidiary of Tenaris to operate an HBI production facility in Venezuela. As of March 31, 2008, Sidor held 49.8% of Matesi, while Tenaris held the remaining 50.2%. Transactions associated with this operation included:
•	purchases of HBI pursuant to an off-take agreement, which amounted to USD7.9 million in the first quarter of 2008. The agreement established that Matesi was required to sell to Sidor, on a take-or-pay basis, 29.9% of Matesi’s HBI production, or up to 49.8% at the election of Sidor;
•	during 2004, Sidor entered into a management assistance agreement with Matesi. As part of this agreement, Sidor received fees from Matesi totaling USD0.1 million in the first quarter of 2008, related to the provision of managerial services;
•	as part of the investment agreement to finance the acquisition of Matesi’s assets and its start-up, in July 2004 Sidor granted a loan to Matesi for an outstanding amount at March 31, 2008, of USD26.8 million. This loan bore interest at a rate of LIBOR plus 2%. Interest earned on this loan amounted to USD0.5 million during the first quarter of 2008;
•	during 2007, Sidor entered into a Service Agreement with Matesi under which Matesi recycled pellets from Sidor into HBI. Sidor paid USD4.5 million in the first quarter of 2008 pursuant to this agreement.
Provision of Engineering and Labor Services. Sidor contracted with certain Techint group companies engineering services, construction services, specialized labor and supervision services, for civil and electromechanical works, and cleaning, general maintenance and handling of by-products services. Fees accrued for these services amounted to USD10.7 million in the first quarter of 2008.
Sales and Purchases of Other Products and Services. Sidor entered into other transactions with Techint group companies, the most important of which was the purchase of plant equipment and spare parts from Tenova S.p.A. (formerly Techint Compagnia Tecnica Internazionale) and other related companies, which amounted to USD5.9 million in the first quarter of 2008. In the ordinary course of business, from time to time prior to April 1, 2008, Sidor carried out other transactions and entered into other arrangements with Techint group companies, none of which are believed to have been material.
C.	Interest of Experts and Counsel
Not applicable.

Item 8.	Financial Information
A.	Consolidated Statements and Other Financial Information
See Item 18 and pages F-1 through F-56 for our audited consolidated financial statements.
Legal Proceedings
Outstanding Legal Proceedings
The following legal proceedings were outstanding as of the date of this report:
Tax matters relating to Siderar
The Administración Federal de Ingresos Públicos (“AFIP”), the Argentine tax authority, has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD19.2 million as of December 31, 2010. Siderar appealed these assessments before the National Tax Court. On April 13, 2005, Siderar was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996. The ruling was appealed both by Siderar and the AFIP. On June 10, 2010, the Company was notified of a ruling issued by the Court of Appeals in federal administrative law which mainly resulted in favor of Siderar. The ruling was appealed both by Siderar and the AFIP. Based on the above, Siderar recognized a provision amounting to USD2.1 million as of December 31, 2010 as management considers there could be a potential cash outflow.
Previously Reported Legal Proceedings
The following previously reported legal proceedings were terminated, settled or otherwise disposed of during the year covered by this report or during 2011 through the date of this annual report:
Corus arbitration proceedings
Grupo Imsa (now Ternium Mexico), together with Marcegaglia, Duferco International Investment Holding and Dongkuk Steel Mill Co., were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited (now Tata Steel UK Limited) dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers could be required to purchase, in the aggregate, approximately 78% of the steel slab production of Corus’ former Teesside facility in the North East of England, of which Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year, of the total production.
In addition, the off-takers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).
On April 7, 2009, Ternium Procurement S.A., together with the other off-takers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the off-takers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the off-takers and Ternium Mexico (as guarantor of Ternium Procurement’s obligations) seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus did not quantify but stated that would exceed USD150 million (approximately USD29.7 million in the case of Ternium Procurement), the maximum aggregate cap on liability that the off-takers would have under the off-take framework agreement (a limitation that Corus disputed). In addition, Corus threatened to submit to arbitration further claims in tort against the off-takers, and also threatened to submit such claims against certain third-parties to such agreements, including the Company. The off-takers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD150 million.
On May 12, 2009, Corus, by a letter from its lawyers, alleged that the off-takers’s termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, for all losses caused by the alleged off-takers’ wrongful repudiation of the agreements, however, would be maintained. On July 9, 2009, Corus submitted an amended request for arbitration adding tortious claims against the off-takers and adding to its claims the payment of punitive or exemplary damages.

On December 21, 2010, the arbitration tribunal issued a partial final award where it held that the off-takers had invalidly terminated the off-take agreements. The tribunal also held that the maximum aggregate USD150 million liability cap (out of which approximately USD29.7 million corresponds to Ternium Procurement) provided in the off-take framework agreement applied to all of Corus’s claims against the off-takers, including tort as well as contract claims. The tribunal formally admitted new claims and counterclaims into the arbitration proceedings on April 10, 2011.
On April 15, 2011, the arbitration tribunal issued a second partial final award where it held that the off-takers should pay to the claimant GBP 1.6 million for its reasonable legal and other costs incurred before the first partial final award. The off-takers paid that amount around mid May. In addition, on May 27, 2011, the off-takers paid to Tata an aggregate amount of USD16.3 million (of which Ternium Procurement paid USD 3.2 million) as indemnification for one of its claims under the arbitration proceedings.
On June 16, 2011, Tata, the off-takers and Ternium Mexico settled the dispute, and the off-takers, in exchange for a full release and discharge of each of them and their respective representatives and affiliates, from all claims and disputes that Tata may have against any of them in relation to the off-take framework agreement and its related agreements, agreed to pay to Tata an aggregate amount of USD124 million (including the USD16.3 million previously paid) and authorized their agent under the off-take agreements to transfer to Tata UK£1.8 million and €0.5 million which had been received by the agent from the off-takers under the off-take framework agreement before the early termination of such agreement. Ternium Procurement paid to Tata its share of the settlement amount (i.e., USD21.3 million) on June 17, 2011. On June 21, 2011, Tata notified the arbitration tribunal that the arbitration proceedings were withdrawn. See note 37 to our audited consolidated financial statements included elsewhere in this annual report.
Dividend Policy
We do not have, and have no current plans to establish, a formal dividend policy governing the amount and payment of dividends or other distributions. The amount and payment of dividends will be determined by a simple majority vote at a general shareholders’ meeting, typically, but not necessarily, based on the recommendation of the Company’s board of directors. All shares of the Company’s share capital rank pari passu with respect to the payment of dividends.
The following table shows the dividends approved by the Company’s shareholders since its incorporation:

	Approved dividend
	Amount	Per share	Per ADS
Shareholders’ meeting date	(USD million)	(USD)	(USD)	Dividend payment date
June 6, 2007	100.2	0.05	0.50	June 12, 2007
June 4, 2008	100.2	0.05	0.50	June 12, 2008
June 3, 2009	—	—	—	n/a
June 2, 2010	100.2	0.05	0.50	June 10, 2010
June 1, 2011	150.4	0.075	0.75	June 9, 2011
We conduct all of our operations through subsidiaries and, accordingly, our main source of cash to pay dividends is the dividends received from our subsidiaries. See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Structure of the Company—As a holding company, the Company’s ability to pay cash dividends depends on the results of operations and financial condition of its subsidiaries and could be restricted by legal, contractual or other limitations.” These dividend payments will likely depend on our subsidiaries’ results of operations, financial condition, cash and capital requirements, future growth prospects and other factors deemed significant by their respective boards of directors, as well as on any applicable legal restrictions. See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina” and Item 10. “Additional Information—B. Memorandum and Articles of Association—Dividends” for a discussion of the current restrictions on the payment of dividends.
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

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2010. The legal reserve is not available for distribution.
B.	Significant Changes
Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual financial statements.

Item 9.	The Offer and Listing
A.	Offer and Listing Details
The Company’s ADSs are listed on the NYSE under the symbol “TX.” Trading on the NYSE began on February 1, 2006. As of June 6, 2011, a total of 2,004,743,442 shares were registered in the Company’s shareholder register.
As of May 31, 2011, a total of 489,930,470 shares were registered in the name of the depositary for the Company’s ADR program. On June 16, 2011, the closing price for the Company’s ADSs reported by the NYSE was USD28.46.
New York Stock Exchange
As of May 31, 2011, a total of 48,993,047 ADSs were registered of record. Each ADS represents 10 shares of the Company’s share capital. The Bank of New York Mellon acts as the Company’s depositary for issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the high and low daily quoted prices for the Company’s shares, in the form of ADSs, as reported by NYSE.

	Price per ADS
Full Financial Years Since Listing	High	Low
2006	30.00	20.15
2007	41.23	24.01
2008	45.18	4.65
2009	35.61	5.76
2010	43.07	29.16

	Price per ADS
Full Financial Quarters in 2009	High	Low
First quarter	11.14	5.76
Second quarter	18.64	7.05
Third quarter	27.71	17.24
Fourth quarter	35.61	23.63

	Price per ADS
Full Financial Quarters in 2010	High	Low
First quarter	41.34	29.16
Second quarter	43.05	29.78
Third quarter	37.94	30.87
Fourth quarter	43.07	32.55

	Price per ADS
Last Six Months	High	Low
January 2011	43.26	38.30
February 2011	40.01	35.21
March 2011	36.93	33.78
April 2011	36.61	32.55
May 2011	33.56	30.53
June 1 to June 16, 2011	30.55	28.46
B.	Plan of Distribution
Not applicable.

C.	Markets

See “—A. Offer and Listing Details.”
D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.
F.	Expenses of the Issue

Not applicable.
Item 10. Additional Information
A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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
The Company is a public limited liability company (société anonyme) organized under the laws of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B98 668 in the Registre du Commerce et des Sociétés.
The Company’s authorized share capital is fixed by the Company’s articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. The general extraordinary meeting of shareholders held on June 2, 2010, renewed the validity of the Company’s authorized share capital until July 15, 2015. As of June 6, 2011, there were 2,004,743,442 shares issued. All issued shares are fully paid.

The Company’s articles of association authorized the board of directors or any delegate(s) duly appointed by the board of directors, to issue shares within the limits of its authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves, at such times and on such terms and conditions as the board of directors or its delegates may determine. The extraordinary general meeting of shareholders held on June 2, 2010 renewed this authorization until July 15, 2015.
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
Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2010. The legal reserve is not available for distribution.

Voting Rights; Shareholders’ Meetings; Election of Directors
Each share entitles the holder to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law and the Company’s articles of association. Notices of such meetings must be published twice, at least at eight-day intervals, the second notice appearing at least eight days prior to the meeting, in the Luxembourg Official Gazette and in a leading newspaper having general circulation in Luxembourg. If an extraordinary general shareholders’ meeting is adjourned for lack of a quorum, notices must be published twice, in the Luxembourg Official Gazette and two Luxembourg newspapers, at 15-day intervals, the second notice appearing at least 15 days prior to the meeting. In case the Company’s shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also be published in accordance with the publicity requirements of such regulated market. No attendance quorum is required at annual ordinary general shareholders’ meetings and resolutions are adopted by a simple majority vote of the shares present or represented and voted at the meeting. An extraordinary general shareholders’ meeting must have a quorum of at least 50% of the issued and outstanding shares. If a quorum is not reached, such meeting may be reconvened at a later date with no quorum requirements by means of the appropriate notification procedures provided for by Luxembourg company law. In both cases, Luxembourg company law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting be adopted by a two-thirds majority vote of the shares present or represented. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at annual ordinary general shareholders’ meetings. Cumulative voting is not permitted. As the Company’s articles of association do not provide for staggered terms, directors are elected for a maximum of one year and may be reappointed or removed at any time, with or without cause, by resolution passed by a simple majority vote of the shares present or represented and voted. In the case of a vacancy occurring in the board of directors, the remaining directors shall have the right to temporarily fill such vacancy by the affirmative vote of a majority of the remaining directors. The term of a temporary director elected to fill a vacancy shall expire at the end of the term of office of the replaced director; provided however that the next shareholders’ meeting shall be called upon to proceed with the definitive election of any temporary member of the board of directors so elected.
The Company’s articles of association provide that annual ordinary general shareholders’ meetings, at which its annual financial statements are approved and the members of its board of directors are appointed, must take place in Luxembourg on the first Wednesday of every May at 2:30 p.m., Luxembourg time. If that day is a legal or banking holiday in Luxembourg, the meeting shall be held on the following business day.
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
Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated as of January 31, 2006 among the Company, The Bank of New York Mellon (formerly The Bank of New York), as depositary, and all owners and beneficial owners from time to time of ADRs of the Company. ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct the depositary how to exercise the voting rights for the shares which underline their ADSs.
Access to Corporate Records
Luxembourg law and the Company’s articles of association do not generally provide for shareholder access to corporate records. Shareholders may inspect the annual accounts and auditors’ reports at the Company’s registered office during the fifteen-day period prior to a general shareholders’ meeting.

Appraisal Rights
In case the shares of the Company are listed on one or more regulated markets, and in the event the shareholders, in a general meeting, approve any of the following:
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
Dissenting or absent shareholders must present their claim within one month following the date of the applicable general shareholders’ meeting and supply the Company with evidence of their shareholding at the time of such meeting. The Company must (to the extent permitted by applicable laws and regulations and in compliance therewith) repurchase its shares within six months following the date of the applicable general shareholders’ meeting. If delisting from one or more, but not all, of the regulated markets where the Company’s shares are listed is approved by the shareholders’ meeting, only dissenting or absent shareholders with shares held through participants in the local clearing system for that market or those markets can exercise this appraisal right if:
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
Transferability and Form
The Company’s articles of association do not impose restrictions on the transfer of its shares. The shares are issuable in registered form only.
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
BNP Paribas Securities Services, Luxembourg Branch, maintains the Company’s shareholders’ register.
Repurchase of Company Shares
The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of August 10, 1915, as amended, and, in the case of acquisitions of shares or ADSs made through NYSE, with any applicable laws and regulations of such market. See Item 16.E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information on the authorization granted on June 2, 2010, by the Company’s annual general shareholders’ meeting to the Company or its subsidiaries to repurchase the Company’s shares, including shares represented by ADRs.
Limitation on Securities Ownership
There are no limitations currently imposed by Luxembourg law or the articles of association on the rights of non-resident shareholders to hold or vote the Company’s shares.
Change in Control
None of our outstanding securities has any special control rights. The Company’s articles of association do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. In addition, the Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company.
There are no rights associated with the Company’s shares other than those described above.
C.	Material Contracts
For a summary of any material contract entered into by us outside of the ordinary course of business during the last two years, see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other Inputs.” For a summary of the notes evidencing CVG’s indebtedness to the Company in connection with the Sidor nationalization process, see note 29 to our audited consolidated financial statements included elsewhere in this annual report.

D.	Exchange Controls
Many of the countries which are important markets for us or in which we have substantial assets have a history of substantial government intervention in currency markets, volatile exchange rates and government-imposed currency controls. These include Mexico, Argentina and Colombia. Currently, only Argentina has exchange controls or limitations on capital flows—including requirements for the repatriation of export proceeds—in place.
Mexico
Between November 1991 and December 1994, the Mexican Central Bank maintained the exchange rate between the U.S. dollar and the Mexican peso within a predetermined range through intervention in the foreign exchange market. The Mexican Central Bank intervened in the foreign exchange market as the exchange rate reached either the minimum or the maximum of the predetermined range in order to reduce day-to-day fluctuations in the exchange rate. On December 20, 1994, the Mexican government modified the predetermined range within which the Mexican peso was permitted to float by increasing the maximum Mexican peso price of the U.S. dollar by MXN0.53, which implied an effective 15% devaluation of the Mexican peso from December 19 to December 21, 1994. On December 22, 1994, the Mexican government suspended intervention by the Mexican Central Bank in the foreign exchange market and allowed the Mexican peso to float freely against the U.S. dollar. Factors that contributed to this decision included the size of Mexico’s current account deficit, a decline in the Mexican Central Bank’s foreign exchange reserves, rising interest rates for other currencies (especially the U.S. dollar) and reduced confidence in the Mexican economy on the part of investors due to political uncertainty associated with events in the state of Chiapas and presidential and congressional elections in that year. The value of the Mexican peso suffered a steep deterioration against the U.S. dollar, declining by 43% from December 19, 1994 to December 31, 1994. The Mexican government has since allowed the Mexican peso to float freely against the U.S. dollar. Since September 2008 until March 2009, the value of the Mexican peso against the U.S. dollar declined rapidly mainly as a consecuence of the global economic downturn. Since March 2009, the Mexican peso partly recovered its losses mainly reflecting the subsequent recovery of the economic activity. Throughout 2008, the Mexican peso suffered 25% devaluation with respect to the U.S. dollar, while throughout 2009 and 2010 it appreciated 4% and 5%, respectively.
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
Argentina
Since 2002, the Argentine government has maintained a “dirty” float of the peso. In addition, following the enactment of the Public Emergency and Foreign Exchange System Reform Law No. 25,562 in January 2002, several rules and regulations have been introduced to reduce volatility in the ARP/USD exchange rate. Below is a summary of the principal limitations on the transfer of foreign currency in and out of Argentina:
•	the proceeds of certain foreign financial debt incurred by Argentine residents (including private Argentine entities) as well as certain inflows for the purpose of investments in the capital markets must remain in Argentina for at least 365 calendar days and, with certain exceptions, 30% of the amount of off-shore proceeds must be deposited in a non-transferable, non-interest bearing account with an Argentine bank. This deposit must be held for a period of 365 calendar days and may not be used as collateral in any credit transaction;
•	outflows from proceeds of investments in capital markets are restricted and subject to certain requirements, such as, in certain cases, the mantainance of the investment for a specific period of time;
•	inflows and outflows of foreign currency through the local exchange market, and indebtedness transactions by local residents that may result in a foreign currency payment to non-residents, must be registered with the Argentine Central Bank; and
•	funds from export revenues or financial loans received that are credited in foreign currency overseas must be converted into local currency and credited to a local banking account within a specific period of time.

Regulations issued by the Argentine Central Bank establish specific exceptions pursuant to which some of these requirements may not apply to foreign trade, export finance-related transactions and certain medium term financial loans (subject to compliance with certain requirements), nor to the primary placement of publicly traded securities listed in one or more regulated markets.
Increasingly during 2008 and 2009, the Argentine government has imposed new restrictions on foreign exchange outflows, including through certain transactions on securities traded locally. Also, in October 2008, the time periods for the repatriation of export revenues credited in foreign currency overseas were, in practice, substantially shortened.
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
You should consult your own tax advisor regarding the Luxembourg tax consequences of owning and disposing of ADSs in your particular circumstances.
As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders”. A “non-Luxembourg Holder” means any investor in ADSs of the Company other than a Luxembourg Holder.
Corporate reorganization
The Company was established as a Luxembourg société anonyme holding under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate income tax and Luxembourg withholding tax over dividends distributed to shareholders.
On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes, (including, among others, corporate income tax on its worldwide income), and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of all of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The reorganization was completed in December 2010, and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets.
Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.
Tax regime applicable to realized capital gains
Luxembourg Holders
Luxembourg resident individual holders
Capital gains realized by Luxembourg resident individuals who do not hold their ADSs as part of a commercial or industrial business and who hold no more than 10% of the share capital of the Company will only be taxable if they are realized on a sale of ADSs that takes place before their acquisition or within the first six months following their acquisition.
If such ADSs are held as part of a commercial or industrial business, capital gains would be taxable in the same manner as income from such business.
Capital gains realized by Luxembourg resident individuals holding (together with his/her spouse and underage children) directly or indirectly more than 10% of the capital of the Company will be taxable at a special rate, regardless of the holding period.
Luxembourg resident corporate holders
Capital gains realized upon the disposal of ADSs by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 28.80% for the fiscal year ending 2011 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to article 166 of the Luxembourg Income Tax law subject to the fulfillment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.
Non-Luxembourg Holders
An individual who is a non-Luxembourg Holder of ADSs (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such ADSs if such holder has (together with his or her spouse and underage children) directly or indirectly held more than 10% of the capital of the Company at any time during the past five years, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of ADSs occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty.
A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which ADSs are attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such ADSs as set forth above for a Luxembourg corporate holder. However, gains realized on the sale of the ADSs may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001 subject in each case to fulfillment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the ADSs are attributable, will bear corporate income tax on a gain realized on a disposal of such ADSs under the same conditions applicable to an individual non-Luxembourg Holder, as set out above.
Tax regime applicable to distributions
Withholding tax
Distributions imputed for tax purposes to newly accumulated profits of the Company (on an unconsolidated basis) are subject to a withholding tax of 15%. The rate of the withholding tax may be reduced pursuant to double tax avoidance treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein.
No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive of 23rd July, 1990 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (90/435/EEC), (iii) a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, (iv) a company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, (i) an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg and (vi) a Luxembourg permanent establishment of one of the above-mentioned categories, provided each time that at the date of payment, the holder holds directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, ADSs representing at least 10% of the share capital of the Company or acquired for an acquisition price of at least EUR 1,200,000.
Luxembourg Holders
With the exception of a Luxembourg corporate holders benefitting from the exemption referred to above, Luxembourg individual holders, and Luxembourg corporate holders subject to Luxembourg corporation taxes, must include the distributions paid on the ADSs in their taxable income, 50% of the amount of such dividends being exempted from tax. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.
Net wealth tax
Luxembourg Holders
Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the ADSs held unless (i) the Luxembourg Holder is a legal entity subject to net wealth tax in Luxembourg; or (ii) the ADSs are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg.
Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The ADSs may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.
Non-Luxembourg Holders
Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the ADSs held unless the ADSs are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.
Stamp and registration taxes
No registration tax or stamp duty will be payable by a holder of ADSs in Luxembourg solely upon the disposal of ADSs by sale or exchange.

Estate and gift taxes
No estate or inheritance tax is levied on the transfer of ADSs upon the death of a holder of ADSs in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes and no gift tax is levied upon a gift of ADSs if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg.
Where a holder of ADSs is a resident of Luxembourg for tax purposes at the time of his death, the ADSs are included in its taxable estate for inheritance tax or estate tax purposes.
United States federal income taxation
This section describes the material U.S. federal income tax consequences of owning ADSs. It applies to you only if you hold your ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•	a dealer in securities,
•	a bank,
•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
•	a tax-exempt organization,
•	a person who invests through a pass-through entity, including a partnership,
•	a life insurance company,
•	a person liable for alternative minimum tax,
•	a former citizen of long-term resident of the United States,
•	a person that actually or constructively owns 10% or more of our voting stock (including ADSs),
•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction, or
•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.
This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.
If a partnership holds the ADSs, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner holding the ADSs is urged to consult his, her or its own tax advisor.
You are a U.S. holder if you are a beneficial owner of ADSs and you are, for U.S. federal income tax purposes:
•	an individual citizen or resident of the United States,
•	a domestic corporation,
•	an estate whose income is subject to U.S. federal income tax regardless of its source, or
•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid electionin effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

You should consult your own tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of ADSs in your particular circumstances.
This discussion addresses only U.S. federal income taxation.
In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the Shares represented by those ADRs. Exchanges of Shares for ADRs, and ADRs for Shares, generally will not be subject to U.S. federal income tax.
Taxation of dividends
U.S. Holders. Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation or dividend income. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income but there can be no assurance in this regard.
You must generally include any Luxembourg tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).
The amount of any dividend paid in foreign currency will equal the U.S. dollar value of the foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency received as a dividend is converted into U.S. dollars on the date of receipt, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, you will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will generally be treated as ordinary income or loss from sources within the United States.
For foreign tax credit purposes, dividends will be income from sources outside the United States and will generally constitute “passive category income” for purposes of computing the foreign tax credit. In certain circumstances, if you have held ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends that we pay.
Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Luxembourg law or under any applicable treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
Taxation of capital gains
U.S. Holders Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Additional U.S. Federal Income Tax Considerations
PFIC rules. Based on the Company’s expected income and assets, the ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder is permitted to elect and does elect to be taxed annually on a mark-to-market basis with respect to the ADSs, gain realized on the sale or other disposition of your ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs. Dividends that you receive from us and that are not treated as excess distributions will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.
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
We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended as applied to foreign private issuers (the “Exchange Act”). Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We prepare quarterly and annual reports containing consolidated financial statements in accordance with IFRS. Our annual consolidated financial statements are certified by an independent accounting firm. We submit quarterly financial information to the SEC on Form 6-K simultaneously with or promptly following the publication of that information in Luxembourg or any other jurisdiction in which the Company’s securities are listed, and will file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from the close of the fiscal year on December 31, and will be shortened to four months for annual reports on financial statements ending on or after 2011. These quarterly and annual reports may be reviewed at the SEC’s Public Reference Room. Reports and other information filed electronically with the SEC are also available at the SEC’s website.
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
The multinational nature of our operations and customer base expose us to the risk of changes in interest rates, foreign currency exchange rates and commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate market risk. Otherwise, we do not use derivative financial instruments for trading, other speculative purposes or other exposures. In addition, in the ordinary course of business Ternium also faces risks with respect to financial instruments that are either non-financial or non-quantifiable. Such risks principally include country risk and credit risk and are not presented in the following analysis. For additional information about our financial risk management, see note 34 to our audited consolidated financial statements included in this annual report.
The following tables provide a breakdown of Ternium’s debt instruments at December 31, 2010, which included fixed and variable interest rate obligations detailed maturity date. The following information should be read together with Note III, “Financial Risk Management” to our audited consolidated financial statements included elsewhere in this annual report.

At December 31, 2010
In thousands of	Expected maturity in the year ending December 31,
U.S. Dollars	2011	2012(3)	2013	2014	2015	Thereafter	Total
Non-current Debt
Fixed Rate
Floating Rate		1,289,445	12,726	24,873	24,874	74,656	1,426,574

Current Debt
Fixed Rate	14,206						14,206
Floating Rate	498,877						498,877

Total (1) (2)	513,083	1,289,445	12,726	24,873	24,874	74,656	1,939,657

(1)	Borrowings are primarily bank borrowings with third parties. See Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities”.

(2)	As most borrowings are subject to floating rates that approximate market rates, with contractual repricing that occurs every one, three or six months, the fair value of each borrowing approximates its carrying amount and is not disclosed separately.

(3)	In April 2011, we successfully negotiated an extension of maturities under Ternium Mexico’s 2007 syndicated loan facility. Pursuant to this agreement, USD803 million originally maturing in July 2012 will be payed by Ternium Mexico in four equal semiannual installments commencing on January 2013 and ending on July 2014.
The weighted average interest rate of Ternium’s debt was 3.29% at December 31, 2010. This figure, which incorporates instruments denominated mainly in U.S. dollars and also includes the effect of derivative financial instruments, was calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2010.

Total Debt by Currency as of December 31, 2010

In thousands of U.S. Dollars
USD	1,786,928
COP	129,544
Other	23,185

Total	1,939,657
Interest Rate Exposure Risk
Interest rate movements create a degree of risk by affecting the amount of Ternium’s interest payments and the value of Ternium’s floating-rate debt. Most of Ternium’s long-term borrowings are at variable rates that are partially fixed through swaps and options. Ternium’s total variable interest rate debt amounted to USD1.9 billion (99% of total borrowings) for the year ended December 31, 2010.
Interest Rate Derivative Contracts
As of December 31, 2010, most of the Company’s long-term borrowings were at floating rates.
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
On June 18, 2008, Ternium Mexico entered into four knock-in swap agreements in an average swap level of 5.22% and a knock-in (“KI”) level of 2.5%. As of December 31, 2010, the notional amount outstanding was USD645 million. These agreements are due in July 2012. As of December 31, 2010, these contracts were accounted for under the hedge accounting method and generated a pre-tax reserve in equity for USD32.0 million.
On August 13, 2010, Ternium Treasury Services entered into an interest rate swap agreement that floats the interest rate to be paid over an aggregate notional amount of USD10.1 million, to the equivalent of Fed Funds rate plus 38 bps. This agreement expires in April 2012.
As of December 31, 2010, Ternium Mexico was a party to interest rate collar and knock-in swaps agreements as detailed in the table below:

At December 31, 2010	Total	Fair Value

Interest rate collars Ternium Mexico
Contract amount (in USD million)	250	(9.9)
Average fixed pay range	6.00%–4.16%

Knock-in swap agreements
Contract amount (in USD million)	645	(44.8)
Average swap level and knock-in level	5.22%–2.50%

Interest rate swap agreement
Contract amount (in USD million)	10	(0.0)
Average variable pay	Fed Funds + 38 basis points

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
The following table shows a breakdown of Ternium’s assessed balance sheet exposure to currency risk as of December 31, 2010. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million	Functional Currency
Exposure to	USD		MXN	ARP	COP
U.S. dollar (USD)	(n/a	)	(1,922.2)	200.1	(48.1)
EU euro (EUR)	(13.9)		(3.8)	8.8	—
Other currencies	—		—	0.4	—
We estimate that if the Mexican peso, Argentine peso and Colombian peso (“COP”) had devaluated by 1% against the U.S. dollar with all other variables held constant, total pre-tax income for the year would have been USD17.2 million lower, as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly trade receivables, borrowings and trade payables. This effect would have been offset by the change in the currency translation adjustment recorded in equity.
Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to USD3.9 billion, the currency translation adjustment included in total equity would have been USD38.8 million lower, arising from the adjustment on translation of the equity related to the Mexican peso, the Argentine peso and the Colombian peso.
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
During 2010, Siderar entered into several forward agreements to manage the exchange rate exposure generated by its sales in Euros. The notional amount covered as of December 31, 2010 was EUR3.3 million with an average forward price of 1.39 U.S. dollars per Euro.
Beginning in August 2010, our wholly-owned subsidiary Ternium Treasury Services entered into a cross-currency swap agreement over an aggregate notional amount of 5.0 million Euros, at an exchange rate of 1.32 U.S. dollars per Euro, to manage its exposure to investments in Euros. This agreement is due on November 18, 2011.
Furthermore, during 2010, Ternium International Costa Rica and Ternium Guatemala, subsidiaries of Ternium Mexico, have been hedging their exposure denominated in their local currencies through non-deliverable forward agreements. As of December 31, 2010, the agreements aggregate notional amount were Costa Rican colon (“CRC”) 4.1 billion at an exchange rate of 514 CRC per USD and GTQ249 million at an exchange rate of 8.12 GTQ per USD.

[2]	Guatemalan quetzales

The net fair values of the exchange rate derivative contracts as of December 31, 2010 were:

USD Thousands
Currencies	Contract	Notional amount		Fair Value
USD/EUR	Forward	EUR	3,300	212
USD/EUR	Cross currency swap	EUR	5,000	(52)
CRC/USD	ND forward	CRC	4,113,280	8
GTQ/USD	ND forward	GTQ	48,711	(57)

				111
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
Natural Gas
As discussed in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other Inputs”, Siderar covers its needs for the supply of natural gas at spot local market conditions. On the other hand, Ternium Mexico purchases all of its natural gas from Pemex Gas and three distributors. Natural gas prices for Ternium Mexico are determined based on the average of the quoted prices of several indexes plus transportation and service costs depending on the areas or cities or pursuant to the methodology approved by the Energy Regulatory Commission for prices applicable to an area as the case may be. Those prices are related to market prices of natural gas in US and are, therefore, subject to price volatility caused by natural gas demand conditions in US, including US weather conditions, natural gas supply conditions in US and other factors that are outside Ternium Mexico’s control and which are generally unpredictable. Ternium Mexico constantly monitors the natural gas markets to manage this exposure.
Commodities Derivative Contracts
Until August 2009, Ternium Mexico has entered into derivative structures to manage the impact of the fluctuation of natural gas price over its cost. Since August 2009, Ternium Mexico has not covered its natural gas price exposure with derivative structures, although has continued monitoring the natural gas market.
Other Commodities and raw materials
In the past, management has used commodity derivative instruments to cover fluctuations in the market prices of certain raw materials used in the production processes, such as zinc, aluminum and tin. While these markets are monitored periodically, during 2008, 2009 and 2010 Ternium has not hedged any commodity positions other that those of natural gas.

Item 12.	Description of Securities Other Than Equity Securities
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares
According to our deposit agreement, holders of ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below:
•	A fee of USD5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for: issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; and cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.
•	A fee of USD0.02 (or less) per ADSs for any cash distribution to ADS registered holders.
•	As necessary, charges for: taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS (e.g., share transfer taxes, stamp duty or withholding taxes); and any charges incurred by the depositary or its agents for servicing the deposited securities.
•	Registration or transfer fees for transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares.
•	Expenses of the Depositary for: cable, telex and facsimile transmissions; and conversion of foreign currency.
•	A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been shares and the shares had been deposited for issuance of ADSs for distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders.
•	As necessary, charges for any costs incurred by the Depositary or its agents for servicing the deposited securities.
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
Fees payable by the Depositary to the Company
Fees incurred in 2010. In 2010, Ternium received no fees or other direct and indirect payment from the depositary in conection with the deposited securities.
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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Exchange Act as of December 31, 2010. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.
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
Based on this assessment, management has concluded that Ternium’s internal control over financial reporting, as of December 31, 2010, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.
As allowed under certain SEC guidance, management’s assessment of internal control over financial reporting excludes the operations of Ferrasa, Ferrasa Panamá and its subsidiaries, which were acquired in August 2010. These operations constituted, prior to giving effect to the elimination in consolidation of intercompany transactions and balances and non-controlling interest, USD355 million of total assets and USD128 million of total revenues for the year ended December 31, 2010.
The effectiveness of Ternium’s internal control over financial reporting as of December 31, 2010 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm.”
Attestation Report of Registered Public Accounting Firm
See page F-1 of the audited consolidated financial statements.
Change in Internal Control over Financial Reporting
During the period covered by this report, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. No changes in our internal control over financial reporting are anticipated to be made as a result of the acquisition of Ferrasa and Ferrasa Panamá.

Item 16A.	Audit Committee Financial Expert
On June 1, 2011, our board of directors has determined that none of the independent members of the audit committee, meets the attributes defined in Item 16A of Form 20-F for “audit committee financial experts.” We do not have an audit committee financial expert because we have concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time as it deems necessary, engages persons that meet all of the attributes of an “audit committee financial expert” as consultants.

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
Fees Paid to the Company’s Principal Accountant
In 2010, Price Waterhouse & Co. S.R.L., Argentina, an independent registered public accounting firm (“PwC Argentina”) served as the principal external auditor for the Company. Fees paid to PwC Argentina and other PwC members firms in 2010 and 2009 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2010	2009

Audit Fees	2,457	2,422
Audit-Related Fees	449	213
Tax Fees	232	—
All Other Fees	6	166

Total	3,144	2,801

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
During 2010, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In 2010, to our knowledge, there were no purchases of any class of registered equity securities of the Company by the Company or any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act).
On June 2, 2010, the Company’s annual general shareholders’ meeting resolved to cancel the authorization granted to the Company and to the Company’s subsidiaries to acquire, from time to time, shares, including shares represented by ADRs, granted by the general meeting of shareholders held on June 3, 2009, and to grant a new authorization to the Company and to the Company’s subsidiaries to purchase, acquire or receive, from time to time shares of the Company, including shares represented by ADRs, on the following terms and conditions:
•	The acquisitions of shares may be made in one or more transactions as the Board of Directors of the Company or the board of directors or other governing body of the relevant entity, as applicable, considers advisable. The number of shares acquired as a block may amount to the maximum permitted amount of purchases;
•	The maximum number of shares, including shares represented by ADRs, acquired pursuant to this authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the shares or ADRs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market;
•	The purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADRs in the New York Stock Exchange during the five trading days in which transactions in the ADRs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADRs are purchased. In the case of purchases of shares other than in the form of ADRs, the maximum and minimum per share purchase prices shall be equal to the prices that would have applied in case of an ADR purchase pursuant to the formula above divided by the number of underlying shares represented by an ADR at the time of the relevant purchase. Such maximum and minimum purchase prices shall also apply to over-the-counter or off-market transactions. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorization (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled;
•	The above maximum and minimum purchase prices shall, in the event of a change in the par value of the shares, a capital increase by means of a capitalization of reserves, a distribution of shares under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity be adapted automatically, so that the impact of any such transaction on the value of the shares shall be reflected;
•	The acquisitions of shares may not have the effect of reducing the Company’s net assets below the sum of the Company’s share capital plus its undistributable reserves;

•	Only fully paid-up shares may be acquired pursuant to this authorization;
•	The acquisitions of shares may be carried out for any purpose, as may be permitted under applicable laws and regulations, including, without limitation, to reduce the share capital of the Company, to offer such shares to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to the Company’s or the Company’s subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments;
•	The acquisitions of shares may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the shares or other securities representing shares are traded, through public offers to all shareholders of the Company to buy shares, through the use of derivative financial instruments or option strategies, or in over the counter or off-market transactions or in any other manner;
•	The acquisitions of shares may be carried out at any time and from time to time during the duration of the authorization, including during a tender offer period, as may be permitted under applicable laws and regulations;
•	The authorization granted to acquire shares shall be valid for such maximum period as may be provided for under applicable Luxembourg law as in effect from time to time (such maximum period being, as of to date, five years);
•	The acquisitions of shares shall be made at such times and on such other terms and conditions as may be determined by the Board of Directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that any such purchase shall comply with Article 49-2 et.seq. of the Luxembourg law of August 10, 1915 on commercial companies, as amended (or any successor law) and, in the case of acquisitions of shares made through a stock exchange in which the shares or other securities representing shares are traded, with any applicable laws and regulations of such market.
On January 31, 2011, Ternium entered into a transaction and registration rights agreement with its former shareholder Usiminas and Techint. The transaction and registration rights agreement provided, among other things, for a SEC-registered underwritten public offering of up to all of Ternium shares held by Usiminas (less the number of shares that Ternium and Techint agreed to purchase as discussed below) in the form of ADSs listed on the New York Stock Exchange. Neither Ternium nor Techint offered to sell any Ternium shares or ADSs in the public offering.
On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares. Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD150 million and USD100 million, respectively. In connection with the sale of Ternium’s shares by Usiminas, Ternium collected a USD10.2 million fee and was reimbursed of all expenses relating to the offering and concurrent purchase.
In the future, we may, on the terms and subject to the conditions above referred, initiate a share capital repurchase or similar program or engage in other transactions pursuant to which we would repurchase, directly or indirectly, the Company’s ordinary shares, ADSs or both. In addition, we or our subsidiaries may enter into transactions involving sales or purchases of derivatives or other instruments (either settled in cash or through physical delivery of securities) with returns linked to the Company’s ordinary shares, ADSs or both. The timing and amount of repurchase transactions under any such program, or sales or purchases of derivatives or other instruments, would depend on market conditions as well as other corporate and regulatory considerations.

Item 16F.	Change in Registrant’s Certifying Accountant
Our independent auditors for the fiscal year ended December 31, 2010 were PricewaterhouseCoopers (acting, in connection with our annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.àr.l., Réviseur d’ entreprises agréé, and in connection with our annual and interim consolidated financial statements required under the laws of any other relevant jurisdiction, through Price Waterhouse & Co. S.R.L.). Our independent auditors are appointed annually for one-year terms. Following our recent corporate reorganization (see Item 10. “Additional Information—E. Taxation—Grand Duchy of Luxembourg—Corporate Reorganization”), our audit committee recommended, and the annual shareholders’ meeting approved at a meeting held on June 1, 2011, that PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises agréé, be appointed as independent auditors for the year ending December 31, 2011, in connection with all of our annual accounts and financial statements.

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
PART III

Item 17.	Financial Statements
We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements
See pages F-1 through F-56 of this annual report.

Item 19.	Exhibits

Exhibit
Number	Description
1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of June 1, 2011
2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York*
4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited**
4.2	Promissory Notes (pagarés) numbered 1 to 7 issued by CVG on May 7, 2009***
8.1	List of subsidiaries of Ternium S.A.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Item 16-F letter issued by Price Waterhouse & Co. S.R.L.

*	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

**	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

***	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2009 (File No.001-32734 09919440).

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 30, 2011	TERNIUM S.A.
	By:	/s/ Pablo Brizzio
Name: Pablo Brizzio
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of June 1, 2011
2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York*
4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited**
4.2	Promissory Notes (pagarés) numbered 1 to 7 issued by CVG on May 7, 2009***
8.1	List of subsidiaries of Ternium S.A.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Item 16-F letter issued by Price Waterhouse & Co. S.R.L.

*	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

**	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

***	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2009 (File No.001-32734 09919440).

TERNIUM S.A.
CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
46a, Avenue John F. Kennedy, 2nd floor
L — 1855
R.C.S. Luxembourg : B 98 668

TERNIUM S.A.
Index to financial statements
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Ternium S.A.:
In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control Over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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

As described in “Management’s Report on Internal Control Over Financial Reporting” appearing under Item 15, management has excluded Ferrasa S.A.S (and its subsidiaries) and Ferrasa Panamá S.A from its assessment of internal control over financial reporting as of December 31, 2010 because they were acquired by the Company in a purchase business combination in August 2010. We have also excluded Ferrasa S.A.S (and its subsidiaries) and Ferrasa Panamá S.A. from our audit of internal control over financial reporting. The Company holds a 54% ownership interest in Ferrasa S.A.S (and its subsidiaries) and Ferrasa Panamá S.A., their total assets and total revenues, prior to giving effect to the elimination in consolidation of intercompany transactions, balances and non-controlling interest, amount to USD 355 million and USD 128 million, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.
June 30, 2011

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Daniel A. López Lado (Partner) Daniel A. López Lado

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG — Ciudad de Buenos Aires
T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar
© 2011 In Argentina, the member firms of the global network of PricewaterhouseCoopers International Limited are PriceWaterhouse & Co. S.R.L, PriceWaterhouse & Co. Asesores de Empresas S.R.L. and PricewaterhouseCoopers Jurídico Fiscal S.R.L, each of which, either separately or jointly, are identified as PwC Argentina.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
	Notes	2010	2009	2008
Continuing operations
Net sales		7,382,004	4,958,983	8,464,885
Cost of sales	6	(5,665,254)	(4,110,370)	(6,128,027)

Gross profit		1,716,750	848,613	2,336,858

Selling, general and administrative expenses	7	(665,306)	(531,530)	(669,473)
Other operating income (expenses), net	9	2,493	(20,700)	8,662

Operating income		1,053,937	296,383	1,676,047

Interest expense		(72,969)	(105,810)	(136,111)
Interest income		27,347	21,141	32,178
Interest income — Sidor financial asset	29	61,012	135,952	—
Other financial income (expenses), net	10	115,112	81,639	(693,192)

Equity in earnings of associated companies	14	1,688	1,110	1,851

Income before income tax expense		1,186,127	430,415	880,773

Income tax (expense) benefit
Current and deferred income tax expense	11	(406,657)	(91,314)	(258,969)
Reversal of deferred statutory profit sharing	4 (m)	—	—	96,265

Income from continuing operations		779,470	339,101	718,069

Discontinued operations
Income from discontinued operations	29	—	428,023	157,095

Profit for the year		779,470	767,124	875,164

Attributable to:
Equity holders of the Company	28	622,076	717,400	715,418
Non-controlling interest		157,394	49,724	159,746

		779,470	767,124	875,164

Weighted average number of shares outstanding	28	2,004,743,442	2,004,743,442	2,004,743,442

Basic and diluted earnings per share (expressed in USD per share) for profit:

- From continuing operations attributable to the equity holders of the Company		0.31	0.15	0.27

- From discontinued operations attributable to the equity holders of the Company		—	0.21	0.09

- For the year attributable to the equity holders of the Company		0.31	0.36	0.36
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31,
	2010	2009	2008

Profit for the year	779,470	767,124	875,164

Other comprehensive income:

Currency translation adjustment	35,915	(93,922)	(502,996	)(1)
Changes in the fair value of derivatives classified as cash flow hedges	14,729	35,881	(82,574)
Income tax relating to cash flow hedges	(4,419)	(9,112)	23,121

Other comprehensive income (loss) for the year, net of tax	46,225	(67,153)	(562,449)

Total comprehensive income for the year	825,695	699,971	312,715

Attributable to:
Equity holders of the Company	684,635	698,789	244,927
Non-controlling interest	141,060	1,182	67,788

	825,695	699,971	312,715

(1)	Includes an increase of USD 151.5 million corresponding to the currency translation adjustment from discontinued operations. See note 29 (ii).
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	December 31, 2010		December 31, 2009
ASSETS
Non-current assets
Property, plant and equipment, net	12	4,262,896		4,040,415
Intangible assets, net	13	1,129,348		1,085,412
Investments in associated companies	14	8,212		6,577
Sidor financial asset	29 (ii)	74,549		—
Other investments	15	35,575		16,414
Deferred tax assets	23	12,387		—
Receivables, net	16	56,471	5,579,438	101,317	5,250,135

Current assets
Receivables	17	94,573		136,300
Derivative financial instruments	25	212		1,588
Inventories, net	18	1,953,390		1,350,568
Trade receivables, net	19	663,502		437,835
Sidor financial asset	29 (ii)	183,439		964,359
Other investments	20	848,400		46,844
Cash and cash equivalents	20	1,779,416	5,522,932	2,095,798	5,033,292

Non-current assets classified as held for sale			9,961		9,246

			5,532,893		5,042,538

Total assets			11,112,331		10,292,673

EQUITY
Capital and reserves attributable to the company’s equity holders			5,880,740		5,296,342

Non-controlling interest			1,135,361		964,897

Total equity			7,016,101		6,261,239

LIABILITIES
Non-current liabilities
Provisions	21	16,144		18,913
Deferred income tax	23	877,742		857,297
Other liabilities	24	201,312		176,626
Derivative financial instruments	25	18,822		32,627
Borrowings	26	1,426,574	2,540,594	1,787,204	2,872,667

Current liabilities
Current tax liabilities		294,902		103,171
Other liabilities	24	123,610		57,021
Trade payables		588,086		412,967
Derivative financial instruments	25	35,955		46,083
Borrowings	26	513,083	1,555,636	539,525	1,158,767

Total liabilities			4,096,230		4,031,434

Total equity and liabilities			11,112,331		10,292,673

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)
		Initial
		public		Capital	Currency			Non-
	Capital	offering		stock issue	translation	Retained		controlling	Total
	stock (2)	expenses	Reserves (3)	discount (4)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2010	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

Profit for the year						622,076	622,076	157,394	779,470
Other comprehensive income (loss) for the year:
Currency translation adjustment					53,412		53,412	(17,497)	35,915
Cash flow hedges, net of tax			9,147				9,147	1,163	10,310

Total comprehensive income for the year			9,147		53,412	622,076	684,635	141,060	825,695

Dividends paid in cash (5)			(100,237)				(100,237)		(100,237)
Dividends paid in cash by subsidiary companies								(38,304)	(38,304)
Contributions from non-controlling shareholders in consolidated subsidiaries (See Note 31)								4,900	4,900

Acquisition of business (See Note 3)								62,808	62,808

Balance at December 31, 2010	2,004,743	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)
The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2010, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3)
Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (22.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5)	Represents USD 0.05 per share (USD 0.50 per ADS)
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)
		Initial
		public		Capital	Currency			Non-
	Capital	offering		stock issue	translation	Retained		controlling	Total
	stock (2)	expenses	Reserves	discount (3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2009	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

Profit for the year						717,400	717,400	49,724	767,124
Other comprehensive income (loss) for the year
Currency translation adjustment					(42,359)		(42,359)	(51,563)	(93,922)
Cash flow hedges, net of tax			23,748				23,748	3,021	26,769

Total comprehensive income (loss) for the year			23,748		(42,359)	717,400	698,789	1,182	699,971

Acquisition of non-controlling interest (4)			183				183	(379)	(196)

Balance at December 31, 2009	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)
The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2009, there were 2,004,743,442 shares issued. All issued shares are fully paid.

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

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)
		Initial
		public		Capital	Currency			Non-
	Capital	offering		stock issue	translation	Retained		controlling	Total
	stock (2)	expenses	Reserves	discount (3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2008	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923

Profit for the year						715,418	715,418	159,746	875,164
Other comprehensive loss for the year
Currency translation adjustment					(417,746)		(417,746)	(85,250)	(502,996)
Cash flow hedges, net of tax			(52,745)				(52,745)	(6,708)	(59,453)

Total comprehensive (loss) income for the year			(52,745)		(417,746)	715,418	244,927	67,788	312,715

Reversal of revaluation reserves related to discontinued operations (4)			(91,696)			91,696	—	—	—
Dividends paid in cash (5)			(100,237)				(100,237)		(100,237)
Dividends paid in cash by subsidiary companies								(19,595)	(19,595)
Non-controlling interest in discontinued operations								(889,342)	(889,342)

Balance at December 31, 2008	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)
The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2008, there were 2,004,743,442 shares issued. All issued shares are fully paid.

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

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2010	2009	2008
Cash flows from operating activities
Income from continuing operations		779,470	339,101	718,069
Adjustments for:
Depreciation and amortization	12&13	383,300	385,105	413,541
Income tax accruals less payments	32 (b)	226,820	(49,342)	(88,511)
Equity in earnings of associated companies	14	(1,688)	(1,110)	(1,851)
Interest accruals less payments	32 (b)	(59)	10,706	(84,151)
Impairment charge	27 (ii)	—	27,022	—
Changes in provisions	21	5,543	4,614	2,358
Changes in working capital	32 (b)	(447,973)	635,179	(1,071,472)
Interest income — Sidor financial asset	29 (ii)	(61,012)	(135,952)	—
Net foreign exchange results and others		(77,576)	(53,565)	629,530

Net cash provided by operating activities		806,825	1,161,758	517,513

Cash flows from investing activities
Capital expenditures	12&13	(350,124)	(208,590)	(587,904)
Acquisition of business:
Purchase consideration	3	(75,000)	(196)	—
Cash acquired	3	6,593	—	—
(Increase) Decrease in other investments	15&20	(820,672)	43,163	(24,674)
Proceeds from the sale of property, plant and equipment		1,693	3,245	2,103
Proceeds from Sidor financial asset	29 (ii)	767,382	953,611	—
Dividends received from associated companies	14	302	—	—
Contributions in associated companies	14	(302)	—	—
Proceeds from the sale of discontinued operations	29 (i)	—	—	718,635
Discontinued operations	29 (iv)	—	—	242,370

Net cash (used in) provided by investing activities		(470,128)	791,233	350,530

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(100,237)	—	(100,237)
Dividends paid in cash by subsidiary companies		(38,304)	—	(19,595)
Contributions from non-controlling shareholders in consolidated subsidiaries		4,900	—	—
Proceeds from borrowings		35,441	219,037	519,809
Repayments of borrowings		(555,918)	(1,141,625)	(1,152,886)

Net cash used in financing activities		(654,118)	(922,588)	(752,909)

(Decrease) Increase in cash and cash equivalents		(317,421)	1,030,403	115,134

Movement in cash and cash equivalents
At January 1,		2,095,798	1,065,552	1,125,830
Effect of exchange rate changes		1,039	(157)	(17,518)
(Decrease) Increase in cash and cash equivalents		(317,421)	1,030,403	115,134
Cash & cash equivalents of discontinued operations at March 31, 2008		—	—	(157,894)

Cash and cash equivalents at December 31, (1)	20	1,779,416	2,095,798	1,065,552

(1)
In addition, the Company had restricted cash for USD 12,343. As of December 31, 2009 and 2008, there were no restricted cash. Additionally, the Company had other investments with a maturity of more than three months for USD 848,400 at December 31, 2010.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)
INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1	General information

2	Basis of presentation

3	Acquisition of business

4	Accounting policies

5	Segment information

6	Cost of sales

7	Selling, general and administrative expenses

8	Labor costs (included in cost of sales, selling, general and administrative expenses)

9	Other operating income (expenses), net

10	Other financial income (expenses), net

11	Income tax expense

12	Property, plant and equipment, net

13	Intangible assets, net

14	Investments in associated companies

15	Other investments, net — non current

16	Receivables, net — non current

17	Receivables — current

18	Inventories, net

19	Trade receivables, net

20	Cash, cash equivalents and other investments

21	Allowances and Provisions — non current

22	Allowances — current

23	Deferred income tax

24	Other liabilities

25	Derivative financial instruments

26	Borrowings

27	Contingencies, commitments and restrictions on the distribution of profits

28	Earnings per share

29	Discontinued operations

30	Related party transactions

31	Joint Venture in Mexico

32	Other required disclosures

33	Recently issued accounting pronouncements

34	Financial risk management

35	Auditor’s fees

36	Subsequent events — Repurchase of Shares from Usiminas concurrently with secondary public offering

37	Update as of June 30, 2011

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)
1 General information
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2010, there were 2,004,743,442 shares issued. All issued shares are fully paid.
Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006. On January 31, 2011, the Company filed with the SEC a registration statement on form F-3 relating to sales of equity and debt securities.
The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.
On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.
In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of all of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The reorganization was completed in December 2010, and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets.
Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.
2 Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2011), as issued by the International Accounting Standards Board, and adopted by the European Union. These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.
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
These consolidated financial statements have been approved for issue by the Board of Directors on February 22, 2011.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)
Detailed below are the companies whose financial statements have been included in these consolidated financial statements.

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2010	2009	2008
Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l. (1)	Luxembourg	Holding	100.00%	—	—
Ternium Brasil S.A. (2)	Brazil	Holding	100.00%	100.00%	100.00%
Siderúrgica do Norte Fluminense S.A. (3)	Brazil	Manufacturing and selling of steel products	100.00%	—	—
Ylopa — Servicos de Consultadoria Lda. (4)	Portugal	Holding	94.38%	94.38%	94.38%
Consorcio Siderurgia Amazonia S.L.U. (5)	Spain	Holding	94.38%	94.38%	94.38%
Secor- Servicios Corporativos S.A. (5)	Venezuela	Holding	94.38%	94.38%	93.44%
Ternium Internacional España S.L.U. (2)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Siderar S.A.I.C. (6)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.93%
Impeco S.A. (7)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.96%
Prosid Investments S.C.A. (7)	Uruguay	Holding	60.94%	60.94%	60.93%
Inversiones Basilea S.A. (8)	Chile	Purchase and sale of real estate and other	60.94%	60.94%	60.93%
Ternium Mexico S.A. de C.V. (9)	Mexico	Holding	88.72%	88.71%	88.71%
Hylsa S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Las Encinas S.A. de C.V. (10)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.72%	88.71%	88.71%
Ferropak Comercial S.A. de C.V. (10)	Mexico	Scrap services company	88.72%	88.71%	88.71%
Ferropak Servicios S.A. de C.V. (10)	Mexico	Services	88.72%	88.71%	88.71%
Galvacer America Inc (10)	USA	Distributing company	88.72%	88.71%	88.71%
Galvamet America Corp (10)	USA	Manufacturing and selling of insulated panel products	88.72%	88.71%	88.71%
Transamerica E. & I. Trading Corp (10)	USA	Scrap company	88.72%	88.71%	88.71%
Técnica Industrial S.A. de C.V. (10)	Mexico	Services	88.72%	88.71%	88.71%
Sefimsa S.A. de C.V. (10)	Mexico	Financial Services	88.72%	88.71%	88.71%
Ecore Holding S. de R.L. de C.V. (10)	Mexico	Holding	88.72%	88.71%	88.71%
Neotec L.L.C. (10)	USA	Holding	88.72%	88.71%	88.71%
Treasury Services S.A. de C.V. (10)	Mexico	Financial Services	88.72%	88.71%	88.71%
APM, S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Acedor, S.A. de C.V. (10)	Mexico	Holding	88.72%	88.71%	88.71%
Empresas Stabilit S.A. de C.V. (10)	Mexico	Holding	88.72%	88.71%	88.71%

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2010	2009	2008
Acerus S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Imsa Monclova S.A. de C.V. (10)	Mexico	Services	88.72%	88.71%	88.71%
Ternium Internacional Guatemala S.A. (10)	Guatemala	Selling of steel products	88.72%	88.71%	88.71%
Corporativo Grupo Imsa S.A. de C.V. (10)	Mexico	Services	88.72%	88.71%	88.71%
Ternium USA Inc. (10)	USA	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (11)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.36%	44.36%	44.36%
Peña Colorada Servicios S.A. de C.V. (11)	Mexico	Services	44.36%	44.36%	44.36%
Servicios Integrales Nova de Monterrey S.A. de C.V. (12)	Mexico	Medical and Social Services	66.09%	66.09%	66.09%
Ternium Guatemala S.A.	Guatemala	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	88.18%	88.18%	88.09%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	88.01%	88.00%	88.00%
Ternium Internacional El Salvador, S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	88.66%	88.65%	88.65%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Ferrasa S.A.S. (13)	Colombia	Manufacturing and selling of steel products	54.00%	—	—
Perfilamos del Cauca S.A.S. (13)	Colombia	Manufacturing and selling of steel products	54.00%	—	—
Figuraciones S.A.S. (13)	Colombia	Manufacturing and selling of steel products	54.00%	—	—
Siderúrgica de Caldas S.A.S. (13)	Colombia	Manufacturing and selling of steel products	54.00%	—	—
Recolectora Industrial de Colombia S.A. (1)	Colombia	Scrap services company	28.70%	—	—
Procesadora de Materiales Industriales S.A. (1)	Colombia	Scrap services company	32.40%	—	—
Desechos Industriales de Colombia S.A. (1)	Colombia	Scrap services company	29.70%	—	—
Tenigal S. de R.L. de C.V. (14)	Mexico	Manufacturing and selling of steel products	51.00%	—	—
Ternium Investments Switzerland AG (2)	Switzerland	Holding	100.00%	—	—
Ternium Internacional S.A. (15)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (16)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (16)	USA	Marketing of steel products	100.00%	100.00%	100.00%

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2010	2009	2008
Ternium Internationaal B.V. (16)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional Perú S.A. (16)	Peru	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional de Colombia S.A. (16)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (15)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (15)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Engineering & Services S.A. (17)	Uruguay	Engineering and other services	100.00%	100.00%	—
Ternium Ingeniería y Servicios de Argentina S.A.	Argentina	Engineering and other services	100.00%	100.00%	—
Ternium Ingeniería y Servicios de Mexico S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	—
Ternium Treasury Services S.A. (15)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium Treasury Services B.V. (15)	Netherlands	Financial Services	100.00%	100.00%	100.00%
Ferrasa Panamá, S.A. (18)	Panama	Manufacturing and selling of steel products	54.00%	—	—
Aceros Transformados de Panamá, S.A. (18)	Panama	Manufacturing and selling of steel products	54.00%	—	—
Ternium Investments S.A. (formerly Dirken Company S.A.) (19)	Uruguay	Holding	—	100.00%	100.00%

(1)	Incorporated in the fourth quarter of 2010.

(2)	Indirectly through Ternium Investments S.à.r.l. Total voting rights held 100.00%

(3)	Indirectly through Ternium Brasil S.A. Total voting rights held: 100.00%. Incorporated during 2010.

(4)	Indirectly through Ternium Investments S.á.r.l. (85.62%) and Prosid Investments S.C.A. (8.76%). Total voting rights held: 100.00%

(5)
Indirectly through Ylopa — Servicos de Consultadoría Lda.. Total voting rights held: 100.00%. As of April 25, 2008, Consorcio Siderurgia Amazonia S.L.U. was relocated into Spain (formerly Cayman Islands)

(6)	Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%

(7)	Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%

(8)	Indirectly through Siderar S.A.I.C. Total voting rights held 100.00%

(9)	Indirectly through Siderar S.A.I.C., Inversiones Basilea S.A. and Ternium Internacional España S.L.U. Total voting rights held 99.93%

(10)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%

(11)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 50.00%. Consolidated under the proportionate consolidation method.

(12)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%

(13)	Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 54.00%. Incorporated during 2010. (See note 3)

(14)	Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 51.00%. Incorporated during 2010. (See note 31)

(15)	Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%

(16)	Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%

(17)	Indirectly through Ternium Internacional Inc.. Total voting rights held 100.00%

(18)	Indirectly through Ternium Treasury Services S.A. Total voting rights held: 54.00%. Incorporated during 2010. (See note 3)

(19)	This company was dissolved as of December 6, 2010.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
3 Acquisition of business
Ferrasa S.A.S and Ferrasa Panamá S.A.
On August 25, 2010, Ternium completed the acquisition of a 54% ownership interest in Ferrasa S.A.S., a company organized under the laws of Colombia (“Ferrasa”) through a capital contribution in the amount of USD 74.5 million. Ferrasa has a 100% ownership interest in Sidecaldas S.A.S. (“Sidecaldas”), Figuraciones S.A.S. (“Figuraciones”) and Perfilamos del Cauca S.A.S. (“Perfilamos”), all of which are also Colombian companies. Ternium has also completed the acquisition of a 54% ownership interest in Ferrasa Panamá S.A. (“Ferrasa Panamá”) and its subsidiary Aceros Transformados de Panamá S.A. (“Aceros”) for USD 0.5 million. On the mentioned date the Company obtained control over the assets and liabilities of the acquired companies.
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
The former controlling shareholders have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in each of Ferrasa and Ferrasa Panamá, and Ternium has an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time after the second anniversary of the closing.
Ferrasa and Ferrasa Panamá contributed revenues of USD 128.0 million and a net loss of USD 1.5 million (net of USD 1.3 million corresponding to non-controlling interests) in the period from August 25, 2010 to December 31, 2010. The fair value and book value of assets and liabilities arising from the transaction are as follows:

	Fair value	Book value

Property, plant and equipment	140,118	140,413
Previously recognized goodwill	—	37,377
Customer relationships	15,403	—
Trademarks	4,407	—
Other contractual rights	4,064	—
Other intangible assets	42	42
Inventories	76,771	76,241
Cash and cash equivalents	6,593	6,593
Deferred tax assets	7,832	1,180
Borrowings	(134,120)	(134,120)
Other assets and liabilities, net	15,141	15,141
Non-controlling interest in subsidiaries	(236)	(236)

Net	136,015	142,631
Non-controlling interest	(62,572)
Goodwill	1,557

Total Purchase Consideration	75,000
The Company accounts for the acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values.
The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. Moreover the useful lives of the acquired intangible assets, property, plant and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact the Company’s future results of operations. The valuations are based on information available at the acquisition date.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
3 Acquisition of business (continued)
Significant judgments and assumptions made regarding the purchase price allocation in the course of the acquisition of Ferrasa and Ferrasa Panamá, included the following:

For valuation of customer relationship the excess earnings method was used, which is based on calculating the present value of the future cash flows of the future economic benefits during the remaining useful life attributable to the customer base. Customer relationships are being amortized over an estimated useful life of 10 years.

For the valuation of brands, the relief-from-royalty method was applied, both with the value that a third party would have paid for these trademarks. The expected amortization of these assets is determined on the basis of the expected benefit the asset provides the entity (e.g. expected decline in value). For valuation of the other contractual rights, the postulated loss of income method was used. Both intangible assets are being amortized over an estimated useful life of 10 years.

The valuation of acquired intangible assets is to a great extent based on anticipated cash flows. Nevertheless it is possible that actual outcomes could vary significantly from such estimated future cash flows.

For property, plant and equipment, fair values were derived from expert appraisals.
The valuation of inventories at the date of acquisition was based on the corresponding selling price less estimated costs of completion or estimated costs to make the sale.
The excess of the purchase price for Ferrasa and Ferrasa Panamá over the estimated fair values of the net assets acquired is recorded as goodwill amounting to USD 1.6 million as of August 25, 2010. Goodwill derives mainly from the fair value of the going concern element of the acquiree.
The Company has chosen to recognize the non-controlling interest at its proportionate share in net identifiable assets acquired.
Acquisition related costs are included in the income statement.
Pro forma data for the acquisitions
Had the Ferrasa transaction been consummated on January 1, 2010, unaudited pro forma net sales and net loss totaling USD 336 million and USD 4 million, respectively, would have been included in Ternium’s financial statements for the year ended December 31, 2010. These pro forma results were prepared based on unaudited accounting records maintained prior to such transaction and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the transaction as described above.
4 Accounting policies
These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2009, except for the application of the following accounting pronouncements, which became effective on January 1, 2010:
IFRS 3 (revised January 2008), “Business Combinations”
The revised standard continues to apply the acquisition method to business combinations, with some significant changes. Those changes refer principally to the following:
•
Partial acquisitions: Non-controlling interests are measured either as their proportionate interest in the net identifiable assets (which is the original IFRS 3 requirement) or at fair value (which is the new requirement).

•
Step acquisitions: The requirement to measure at fair value every asset and liability at each step for the purposes of calculating a portion of goodwill has been removed. Instead, goodwill is measured as the difference at acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired.

•	Acquisition-related costs: Acquisition-related costs are generally recognized as expenses (rather than included in goodwill).

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:
(a) Group accounting
(1) Subsidiary companies and transactions with non-controlling interests
Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.
The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measure the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.
On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s net assets.
The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.
The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.
The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.
Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.
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
If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.
(b) Foreign currency translation
(1) Functional and presentation currency
Items included in the financial statements of each of the Company’s subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional and presentation currency of the Company is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.
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
(3) Transactions in currencies other than the functional currency
Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.
At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.
Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial income (expenses), net” in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Ternium had no such assets or liabilities for any of the periods presented.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(c) Financial instruments
Non derivative financial instruments
Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following categories:
•	Financial instruments at fair value through profit or loss: comprises mainly cash and cash equivalents and investments in debt securities held for trading;
•	Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2010, there are no instruments classified under this category;
•	Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;
•
Available-for-sale (“AFS”) financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income (“OCI”) with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2010, there are no instruments classified under this category;

•	Other financial liabilities: measured at amortized cost using the effective interest method.
The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.
Financial assets and liabilities are recognized and derecognized on the settlement date.
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
Impairment of financial assets
The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The Company first assesses whether objective evidence of impairment exists.
For loans and receivables category and for held-to-maturity investments, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.
Derivative financial instruments
Information about accounting for derivative financial instruments and hedging activities is included in Note 34 “Financial Risk management”.
(d) Property, plant and equipment
Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.
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
Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	15-40 years
Production equipment	5-25 years
Vehicles, furniture and fixtures and other equipment	5-15 years
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
(e) Intangible assets
(1) Information system projects
Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.
Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.
(2) Mining concessions
Mining license was recognized as a separate intangible asset upon the acquisition of Hylsamex and comprises the right to exploit the mines and is recognized at its fair value at acquisition date less accumulated amortization. Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. The resulting amortization rate for the years ended December 31, 2010 and 2009, is approximately 9% per annum.
(3) Exploration costs
Exploration and evaluation costs are measured at cost. Costs directly associated with exploration activities and leasehold acquisition costs are capitalized until the determination of reserves is evaluated. If it is determined that commercial discovery has not been achieved, these costs are charged to expense. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Property, Plant and Equipment or Intangible Assets according to the nature of the expenditure and amortization starts. Exploration costs are tested for impairment annually. No impairment losses have been recorded for any of the years presented.
(4) Goodwill
Goodwill represents the excess of the acquisition cost over the fair value of Ternium’s participation in acquired companies’ net assets at the acquisition date. Under IFRS 3 (revised), goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.
Goodwill is allocated to Cash-generating units (“CGU”) for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
As of December 31, 2010, the carrying amount of goodwill allocated to the Mexico CGU was USD 744.0 million, while the carrying amount of goodwill allocated to other CGUs totaled USD 6.1 million.
(5) Research and development
Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2010, 2009 and 2008 totaled USD 5.7 million, USD 6.0 million and USD 7.0 million, respectively.
(6) Customer relationships acquired in a business combination
In accordance with IFRS 3 (revised) and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S.
Customer relationships are amortized using the straight-line method over a useful life of approximately 10 years.
(7) Trademarks acquired in a business combination
In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S.
Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.
(f) Impairment
Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the value in use.
To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.
Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU’s activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate; and selected tax rate.
Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate with no growth increase. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.
Cash flows are discounted at post-tax rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium’s weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2010, the discount rate used to test goodwill allocated to Mexico CGU for impairment was 11.4%.
As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.
At December 31, 2009, an impairment provision over the agreement with Corus recognized as intangible assets, was recorded for the amount of USD 27.0 million. See note 27 (ii). At December 31, 2010 and 2008, no impairment provisions were recorded.
(g) Other investments
Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds less than 20% of the outstanding equity and does not exert significant influence.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.
Income from financial instruments is recognized in Other financial income (expenses), net in the income statement. Interest receivable on investments in debt securities is calculated using the effective rate. Dividends from investments in equity instruments are recognized in the income statement when the Company’s right to receive payments is established.
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
The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (w) (4)).
(i) Trade receivables and other receivables
Trade and other receivables are carried at face value less an allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value.
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
(j) Cash and cash equivalents
Cash and cash equivalents and highly liquid short-term securities are carried at fair market value, except for time deposits which are carried at amortized cost and its amount does not differ significantly from its fair value.
For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.
In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.
(k) Non current assets (disposal groups) classified as held for sale
Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.
The carrying value of non-current assets classified as held for sale, at December 31, 2010 and 2009 totals USD 10.0 million and USD 9.2 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.
(l) Borrowings
Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.
Capitalized costs for issue of debt are amortized over the life of their respective debt.
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
In 2008, Hylsa S.A. de C.V. (“Hylsa”) entered into a spin off that became effective on March 31, 2008. After this corporate reorganization, all of Hylsa’s employees stayed in the payroll of this company, which is expected to generate non-significant taxable income and non-significant temporary differences. Hylsa agreed to pay its employees a bonus salary that will be calculated on the basis of agreed-upon criteria. Accordingly, during the year ended December 31, 2008, the Company reversed the outstanding balance of the deferred tax liability recorded in connection with the statutory profit sharing as of December 31, 2007 (amounting to USD 96 million) and disclosed the related gain within Income tax (expense) benefit line item in the consolidated income statement.
(n) Employee liabilities
(1) Pension obligations
The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at year end, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method.
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
Argentina
Siderar implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable argentine labor laws) in case of terminations of the employment relationship due to certain specified events, including retirement. For its main plan, Siderar is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Siderar’s other assets, and therefore this plan is classified as “unfunded” under IFRS definitions. Benefits provided by the plan are denominated in U.S. Dollars and are calculated based on a seven-year salary average.

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
As of December 31, 2010, the outstanding liability corresponding to the Program amounts to USD 10.8 million. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2010, is USD 12.6 million.
(4) Social security contributions
Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee’s salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.
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
(r) Borrowing Costs
Beginning on January 1, 2009, and as required by IAS 23 revised, Ternium capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2010, the capitalized borrowing costs are not material.

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
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2010, the effective portion of designated cash flow hedges amounts to USD 22.4 million (net of taxes for USD 9.6 million) and is included under “changes in the fair value of derivatives classified as cash flow hedges” line item in the statement of comprehensive income (see Note 32 (a)).
More information about accounting for derivative financial instruments and hedging activities is included in Note 34 “Financial risk management”.
(v) Segment information
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
(w) Critical Accounting Estimates
The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.
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
Goodwill is tested at the level of the CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium’s weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Discount rate used at December 31, 2010 was 11.4% and no impairment charge resulted from the impairment test performed.

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
(3) Loss contingencies
Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 16.1 million and USD 18.9 million as of December 31, 2010 and 2009, respectively.
(4) Allowance for obsolescence of supplies and spare parts and slow-moving inventory
Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.
Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.
The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management’s analysis of their aging. In connection with supplies and spare parts, the calculation is based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.
As of December 31, 2010 and 2009, the Company recorded no allowance for net realizable value and USD 68.2 million and USD 58.2 million, respectively, as allowance for obsolescence.
During 2010, no charges were recorded in connection with net realizable value allowance. Charges to mark the inventory to net realizable value in 2009 and 2008 were USD 127.6 million and USD 200.0 million, respectively. Of these amounts, USD 82.8 million in 2009 and USD 179.6 million in 2008 corresponded to inventories for shipments to North America region, while USD 44.8 million in 2009 and USD 20.4 million in 2008 corresponded to inventories for exports within the South and Central America region.
The additions to the allowance for net realizable value recorded during 2009 and 2008 responded to the steep fall of steel prices as a result of the global financial crisis that began in 2008. Beginning in the second half of 2008 up to the first half of 2009 average prices of flat steel products decreased 41%. Accordingly, inventory values were compared to their estimated net selling prices and written down when the selling prices were lower than historical costs. This was the case of inventories produced from third-party slabs in Mexico and certain raw materials in Argentina that had been acquired at market prices in force prior to the beginning of the global financial crisis.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(5) Valuation of the Sidor financial asset
The Sidor financial asset recorded as a result of the nationalization of Sidor was treated as a receivable and valued at its amortized cost using the applicable effective interest rate. The discount rate used to measure this receivable at amortized cost was estimated on the basis of management’s best estimate of market rates adjusted to reflect specific risks.
The initial measurement of the receivable and its subsequent measurements until November 8, 2010, were performed on the basis of its discounted amount using an annual discount rate of 14.36%. This discount rate was estimated on the basis of the yield (13.3%) of Venezuelan sovereign debt with maturities similar to that of the receivable held by Ternium against CVG; however, as the Venezuelan sovereign debt with similar maturities was governed by New York law, while the receivable with CVG was governed by Venezuelan law, the discount rate was further adjusted to adequately reflect the specific risk of Ternium’s receivable. After the rescheduling of the last unpaid installment agreed on December 18, 2010, the annual discount rate used to measure the receivable was estimated at 6.28%, on the basis of the specific risks associated to the third-party promissory notes received as guarantee for full payment of CVG obligations.
For further information on the Sidor nationalization and the rescheduling of the related receivable, refer to Note 29 (ii).
(6) Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets
In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.
When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:
•
whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

•
whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;

•	whether the carrying amount of the net assets of the entity is more than its market capitalization;

•	whether evidence is available of obsolescence or physical damage of an asset.

•
whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

•	whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.
Management identified the presence of impairment indicators in certain CGUs at December 31, 2008 and, accordingly, carried out impairment tests. These impairment indicators arose mainly due to recessionary environment and the abrupt decline of demand and prices of steel products.
For the Mexico CGU, management carried out an impairment test for Property, Plant and Equipment and for other long-lived assets with finite useful lives at December 31, 2008, and concluded that no impairment was needed. The Company estimated the recoverable amount as the “value in use” and compared it to the carrying amount of the corresponding assets (USD 3.2 billion at that date). The discount rates used were based on the Mexico CGU’s weighted average cost of capital (WACC), which was 13.4%. Variables considered in forecasts included Mexican GDP growth rates and correlation with steel demand, level of steel prices, and estimated raw material costs as observed in industry reports.
For the Argentina CGU, management carried out an impairment test for Property, Plant and Equipment and for other long-lived assets with finite useful lives at December 31, 2008, and also concluded that no impairments were required. The Company estimated the recoverable amount as the “value in use” and compared it to the carrying amount of the corresponding assets (USD 1.3 billion at that date). The discount rates used were based on the Argentina CGU’s WACC, which was 18.3%. Variables considered in forecasts included Argentinean GDP growth rates and correlation with steel demand, level of steel prices, and estimated raw material costs as observed in industry reports.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
None of the Company’s CGUs were tested for impairment in 2010 and 2009, as no impairment indicators were identified. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible.
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
Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2010 and 2009, allowance for doubtful accounts totals USD 17.2 million and USD 16.7 million, respectively.
5 Segment information
Reportable operating segments

	Year ended December 31, 2010
	Flat steel	Long steel
	products	products	Other	Unallocated	Total
Net sales	6,376,380	833,137	172,487	—	7,382,004
Cost of sales	(4,932,551)	(633,958)	(98,745)	—	(5,665,254)

Gross profit	1,443,829	199,179	73,742	—	1,716,750

Selling, general and administrative expenses	(585,746)	(62,419)	(17,141)	—	(665,306)
Other operating income (expenses), net	2,887	(506)	112	—	2,493

Operating income	860,970	136,254	56,713	—	1,053,937

Capital expenditures — PP&E	272,623	38,123	6,172	—	316,918
Depreciation — PP&E	285,755	20,851	6,214	—	312,820

Segment assets
Inventories, net	1,804,896	117,721	30,773	—	1,953,390
Trade receivables, net	514,521	121,872	27,109	—	663,502
Property, plant and equipment, net	3,831,181	378,212	53,503	—	4,262,896
Intangible assets, net	1,004,680	75,504	49,164	—	1,129,348
Assets — discontinued operations	—	—	—	257,988	257,988
Other assets	—	—	—	2,845,207	2,845,207

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
5 Segment information (continued)

	Year ended December 31, 2009
	Flat steel	Long steel
	products	products	Other	Unallocated	Total
Net sales	4,249,979	572,900	136,104	—	4,958,983
Cost of sales	(3,634,854)	(392,983)	(82,533)	—	(4,110,370)

Gross profit	615,125	179,917	53,571	—	848,613

Selling, general and administrative expenses	(477,067)	(40,739)	(13,724)	—	(531,530)
Other operating income (expenses), net	(21,303)	414	189	—	(20,700)

Operating income	116,755	139,592	40,036	—	296,383

Capital expenditures — PP&E	178,425	10,270	1,983	—	190,678
Depreciation — PP&E	287,177	19,017	6,786	—	312,980

Segment assets
Inventories, net	1,219,347	102,423	28,798	—	1,350,568
Trade receivables, net	349,230	60,825	27,780	—	437,835
Property, plant and equipment, net	3,724,825	263,461	52,129	—	4,040,415
Intangible assets, net	977,552	60,795	47,065	—	1,085,412
Assets — discontinued operations	—	—	—	964,359	964,359
Other assets	—	—	—	2,414,084	2,414,084

	Year ended December 31, 2008
	Flat steel	Long steel
	products	products	Other	Unallocated	Total
Net sales	7,124,687	1,075,090	265,108	—	8,464,885
Cost of sales	(5,256,340)	(732,332)	(139,355)	—	(6,128,027)

Gross profit	1,868,347	342,758	125,753	—	2,336,858

Selling, general and administrative expenses	(560,189)	(80,303)	(28,981)	—	(669,473)
Other operating income (expenses), net	2,789	2,419	3,454	—	8,662

Operating income	1,310,947	264,874	100,226	—	1,676,047

Capital expenditures — PP&E	511,658	29,684	2,915	—	544,257
Depreciation — PP&E	311,624	18,422	3,715	—	333,761

Segment assets
Inventories, net	1,708,324	100,494	17,729	—	1,826,547
Trade receivables, net	449,168	133,673	40,151	—	622,992
Property, plant and equipment, net	3,911,919	260,925	39,469	—	4,212,313
Intangible assets, net	1,039,337	51,769	45,261	—	1,136,367
Assets — discontinued operations	—	—	—	1,318,900	1,318,900
Other assets	—	—	—	1,554,128	1,554,128

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

	Year ended December 31, 2010
	South and
	Central	North	Europe and
	America	America	other	Total

Net sales	3,057,676	4,208,617	115,711	7,382,004
Segment assets
Trade receivables, net	192,723	456,433	14,346	633,502
Property, plant and equipment, net	1,437,417	2,825,370	109	4,262,896
Intangible assets, net	54,443	1,074,905	—	1,129,348

Capital expenditures — PP&E	182,845	134,027	46	316,918
Depreciation — PP&E	118,774	194,029	17	312,820

	Year ended December 31, 2009
	South and
	Central	North	Europe and
	America	America	other	Total

Net sales	1,782,446	2,976,938	199,599	4,958,983
Segment assets
Trade receivables, net	116,231	318,466	3,138	437,835
Property, plant and equipment, net	1,297,289	2,743,045	81	4,040,415
Intangible assets, net	36,188	1,049,224	—	1,085,412

Capital expenditures — PP&E	117,583	73,044	51	190,678
Depreciation — PP&E	111,895	201,071	14	312,980

	Year ended December 31, 2008
	South and
	Central	North	Europe and
	America	America	other	Total

Net sales	3,107,510	5,230,126	127,249	8,464,885
Segment assets
Trade receivables, net	176,348	425,163	21,481	622,992
Property, plant and equipment, net	1,424,382	2,787,903	28	4,212,313
Intangible assets, net	50,864	1,085,503	—	1,136,367

Capital expenditures — PP&E	325,496	218,753	8	544,257
Depreciation — PP&E	132,891	200,843	27	333,761

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
6 Cost of sales

	Year ended December 31,
	2010	2009	2008

Inventories at the beginning of the year	1,350,568	1,826,547	1,449,476

Acquisition of business (Note 3)	76,771	—	—
Translation differences	28,621	(46,857)	(440,685)
Plus: Charges for the year
Raw materials and consumables used and other movements	4,763,000	2,473,327	5,374,363
Services and fees	197,873	126,325	154,176
Labor cost	496,961	378,558	481,057
Depreciation of property, plant and equipment	295,504	308,156	328,260
Amortization of intangible assets	19,453	14,462	19,023
Maintenance expenses	342,529	221,175	277,753
Office expenses	6,662	4,997	8,347
Freight and transportation	36,892	32,846	37,735
Insurance	7,530	9,256	8,695
Charge (recovery) of obsolescence allowance	11,710	(7,556)	82,125
Valuation allowance	—	127,553	199,972
Recovery from sales of scrap and by-products	(40,654)	(27,326)	(60,379)
Others	25,224	19,475	34,656
Less: Inventories at the end of the year	(1,953,390)	(1,350,568)	(1,826,547)

Cost of Sales	5,665,254	4,110,370	6,128,027

7 Selling, general and administrative expenses

	Year ended December 31,
	2010	2009	2008

Services and fees	60,874	46,923	65,221
Labor cost	153,807	150,914	199,304
Depreciation of property plant and equipment	17,316	4,824	5,501
Amortization of intangible assets	51,027	57,663	60,757
Maintenance and expenses	11,113	6,858	7,737
Taxes	89,412	65,889	79,286
Office expenses	29,567	26,134	32,682
Freight and transportation	232,184	156,520	189,848
(Decrease) Increase of allowance for doubtful accounts	(393)	(1,635)	2,861
Others	20,399	17,440	26,276

Selling, general and administrative expenses	665,306	531,530	669,473

8 Labor costs (included in cost of sales, selling, general and administrative expenses)

	Year ended December 31,
	2010	2009	2008
Wages, salaries and social security costs	594,909	450,828	636,018
Termination benefits	27,872	55,358	22,604
Pension benefits (Note 24 (i))	27,987	23,286	21,739

Labor costs	650,768	529,472	680,361

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
9 Other operating income (expenses), net

	Year ended December 31,
	2010	2009	2008

Results from the sale of sundry assets	(4,681)	(2,121)	5,535
Provision for legal claims and other matters (Note 21)	(5,543)	(4,614)	(2,358)
Impairment charge (Note 27 (ii))	—	(27,022)	—
Others	12,718	13,057	5,485

Other operating income (expenses), net	2,494	(20,700)	8,662

10 Other financial income (expenses), net

	Year ended December 31
	2010	2009	2008
Debt issue costs	(4,562)	(5,149)	(11,314)
Net foreign exchange gain (loss)	123,690	83,057	(632,735)
Change in fair value of derivative instruments	1,545	10,607	(32,480)
Others	(5,561)	(6,876)	(16,663)

Other financial income (expenses), net	115,112	81,639	(693,192)

11 Income tax expense
Income tax
Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2010	2009	2008 (1)
Current tax	(410,041)	(124,647)	(502,425)
Deferred tax (Note 23)	(1,035)	(24,812)	300,614
Deferred tax — effect of changes in tax rates (Note 23)	—	(11,216)	—
Effect of change in fair value of cash flow hedge	4,419	9,112	(23,121)
Recovery of income tax (2)	—	60,249	62,228

Income tax expense	(406,657)	(91,314)	(162,704)

(1)	Includes the reversal of deferred statutory profit sharing.

(2)	Represents gains recorded in 2008 and 2009 for several income tax claims filed against the tax authorities for which definitive favorable rulings were obtained in each such year.
Income tax expense for the years ended December 31, 2010, 2009 and 2008 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2010	2009	2008
Income before income tax	1,186,127	430,415	880,773

Income tax expense at statutory tax rate	(366,992)	(92,662)	(238,822)
Non taxable income	2,797	1,940	40,785
Non deductible expenses	(38,132)	(41,085)	(18,883)
Recovery of income tax	—	60,249	62,228
Unrecognized tax losses	(4,330)	(8,540)	(8,012)
Effect of changes in tax rate	—	(11,216)	—

Income tax expense	(406,657)	(91,314)	(162,704)

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
12 Property, plant and equipment, net

	Year ended December 31, 2010
				Vehicles,
		Buildings and	Production	furniture	Work in	Spare
	Land	improvements	equipment	and fixtures	progress	parts	Total
Cost
Values at the beginning of the year	424,722	1,511,825	4,024,494	149,214	387,721	32,590	6,530,566

Translation differences	20,717	(18,926)	43,439	(4,097)	(7,566)	(1,522)	32,045
Acquisition of business	26,041	41,217	67,280	4,070	1,510	—	140,118
Additions	18,270	5,575	2,730	1,955	282,139	6,249	316,918
Disposals / Consumptions	—	(3,616)	(34,111)	(2,381)	(762)	(169)	(41,039)
Transfers	—	263,329	77,864	3,519	(344,712)	—	—

Values at the end of the year	489,750	1,799,404	4,181,696	152,280	318,330	37,148	6,978,608

Depreciation
Accumulated at the beginning of the year	—	(554,581)	(1,809,902)	(124,455)	—	(1,213)	(2,490,151)

Translation differences	—	20,341	29,192	4,128	—	54	53,715
Depreciation charge	—	(78,000)	(225,866)	(8,464)	—	(490)	(312,820)
Disposals / Consumptions	—	1,151	30,926	1,428	—	39	33,544

Accumulated at the end of the year	—	(611,089)	(1,975,650)	(127,363)	—	(1,610)	(2,715,712)

At December 31, 2010	489,750	1,188,315	2,206,046	24,917	318,330	35,538	4,262,896

	Year ended December 31, 2009
				Vehicles,
		Buildings and	Production	furniture	Work in	Spare
	Land	improvements	equipment	and fixtures	progress	parts	Total
Cost
Values at the beginning of the year	412,087	1,536,847	4,030,337	162,173	380,050	40,192	6,561,686

Translation differences	11,665	(81,486)	(101,317)	(11,286)	(16,901)	(4,314)	(203,639)
Additions	6,892	1,276	1,692	1,170	179,648	—	190,678
Disposals / Consumptions	—	—	(760)	(4,613)	(2,483)	(3,288)	(11,144)
Transfers	(5,922)	55,188	94,542	1,770	(152,593)	—	(7,015)

Values at the end of the year	424,722	1,511,825	4,024,494	149,214	387,721	32,590	6,530,566

Depreciation
Accumulated at the beginning of the year	—	(532,056)	(1,688,314)	(126,937)	—	(2,066)	(2,349,373)

Translation differences	—	45,341	112,784	9,743	—	1,269	169,137
Depreciation charge	—	(67,866)	(234,688)	(9,985)	—	(441)	(312,980)
Disposals / Consumptions	—	—	316	2,724	—	25	3,065

Accumulated at the end of the year	—	(554,581)	(1,809,902)	(124,455)	—	(1,213)	(2,490,151)

At December 31, 2009	424,722	957,244	2,214,592	24,759	387,721	31,377	4,040,415

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
13 Intangible assets, net

	Year ended December 31, 2010
				Customer
				relationships
	Information			and other
	system	Mining	Exploration	contractual
	projects	concessions	costs	rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	98,736	103,909	20,812	288,414	73,358	708,643	1,293,872

Translation differences	(363)	5,900	1,412	14,795	3,258	39,927	64,929
Acquisition of business	42	—	—	19,467	4,407	1,557	25,473
Additions	20,369	—	10,843	1,994	—	—	33,206
Disposals / Consumptions	—	—	(1,379)	—	—	—	(1,379)

Values at the end of the year	118,784	109,809	31,688	324,670	81,023	750,127	1,416,101

Amortization
Accumulated at the beginning of the year	(66,363)	(35,568)	—	(74,474)	(32,055)	—	(208,460)

Translation differences	690	(2,215)	—	(4,390)	(1,898)	—	(7,813)
Amortization charge	(17,068)	(9,817)	—	(29,847)	(13,748)	—	(70,480)

Accumulated at the end of the year	(82,741)	(47,600)	—	(108,711)	(47,701)	—	(286,753)

At December 31, 2010	36,043	62,209	31,688	215,959	33,322	750,127	1,129,348

	Year ended December 31, 2009
				Customer
				relationships
	Information			and other
	system	Mining	Exploration	contractual
	projects	concessions	costs	rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	97,358	96,856	15,984	304,931	71,358	683,702	1,270,189

Translation differences	(4,417)	3,893	885	10,505	2,000	24,941	37,807
Additions	6,128	—	11,784	—	—	—	17,912
Disposals / Consumptions	(333)	—	(4,926)	—	—	—	(5,259)
Impairment charge (see note 27 (ii))	—	—	—	(27,022)	—	—	(27,022)
Transfers	—	3,160	(2,915)	—	—	—	245

Values at the end of the year	98,736	103,909	20,812	288,414	73,358	708,643	1,293,872

Amortization
Accumulated at the beginning of the year	(50,145)	(24,429)	—	(43,015)	(16,233)	—	(133,822)

Translation differences	2,841	(1,358)	—	(3,007)	(989)	—	(2,513)
Amortization charge	(19,059)	(9,781)	—	(28,452)	(14,833)	—	(72,125)

Accumulated at the end of the year	(66,363)	(35,568)	—	(74,474)	(32,055)	—	(208,460)

At December 31, 2009	32,373	68,341	20,812	213,940	41,303	708,643	1,085,412

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
14 Investments in associated companies

	As of December 31,
	2010	2009
At the beginning of the year	6,577	5,585

Translation adjustment	(53)	(118)
Acquisitions	302	—
Dividends received from associated companies	(302)	—
Equity in earnings of associated companies	1,688	1,110

At the end of the year	8,212	6,577

The principal associated companies, all of which are unlisted, are:

		Voting rights
	Country of	at December 31,		Value at December 31,
Company	incorporation	2010	2009	2010	2009
Lomond Holdings BV. (1)	Netherlands	50.00%	50.00%	6,635	5,440
Finma S.A.I.F. (2)	Argentina	33.33%	33.33%	1,200	1,058
Techinst S.A. (2)	Argentina	33.33%	—	126	—
Arhsa S.A. (2)	Argentina	33.33%	—	176	—
Compañía Afianzadora de Empresas Siderúrgicas S.G.R. (3)	Argentina	38.89%	38.89%	75	79

				8,212	6,577

(1)	Holding Company. Indirectly through the participation in Ternium Treasury Services S.A. since August 9, 2010. Prior to this date, the participation was held by Ternium Procurement S.A.

(2)	Consulting and financial services. Indirectly through the participation in Siderar.

(3)
Granting of guarantees to participating partners to facilitate or permit access to credits for purchase of national raw material. Indirectly through the participation in Siderar. In process of liquidation.

15 Other investments, net — non-current

	As of December 31,
	2010	2009
Time deposits with related parties (i) (Note 30)	18,086	16,161
Investments in debt instruments	17,227	—
Others	262	253

Other investments, net — non-current	35,575	16,414

(i) Time deposits with related parties
The Company holds a savings fund denominated in U.S. dollars. Withdrawal of investments before certain dates is subject to penalties on amounts invested.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
16 Receivables, net — non-current

	As of December 31,
	2010	2009
Receivables with related parties (Note 30)	285	372
Employee advances and loans	8,821	10,103
Advances to suppliers for the purchase of property, plant and equipment	21,125	36,446
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 30)	1,548	15,168
Tax credits	18,369	29,676
Others	6,677	9,968
Allowance for doubtful accounts (Note 21 )	(354)	(416)

Receivables, net — non-current	56,471	101,317

17 Receivables — current

	As of December 31,
	2010	2009
Value added tax	26,169	30,777
Tax credits	26,806	66,271
Employee advances and loans	10,465	8,822
Advances to suppliers	4,815	4,059
Advances to suppliers with related parties (Note 30)	552	519
Expenses paid in advance	3,695	4,676
Government tax refunds on exports	9,263	10,603
Receivables with related parties (Note 30)	548	892
Others	12,260	9,681

Receivables — current	94,573	136,300

18 Inventories, net

	As of December 31,
	2010	2009
Raw materials, materials and spare parts	523,832	438,231
Goods in process	998,552	678,977
Finished goods	415,985	213,025
Goods in transit	83,214	78,488
Obsolescence allowance (Note 22)	(68,193)	(58,153)

Inventories, net	1,953,390	1,350,568

19 Trade receivables, net

	As of December 31,
	2010	2009
Current accounts	669,403	441,952
Trade receivables with related parties (Note 30)	10,959	12,193
Allowance for doubtful accounts (Note 22)	(16,860)	(16,310)

Trade receivables, net	663,502	437,835

20 Cash, cash equivalents and other investments

	As of December 31,
	2010	2009
(i) Other investments
Deposits with maturity of more than three months	848,400	46,844

(ii) Cash and cash equivalents
Cash and banks	98,811	135,917
Restricted cash	12,343	—
Deposits with maturity of less than three months	1,668,262	1,959,881

Cash and cash equivalents	1,779,416	2,095,798

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
21 Allowances and Provisions — non current

	Deducted
	from assets	Liabilities
	Allowance for	Legal claims
	doubtful	and other
	accounts	matters
Year ended December 31, 2010
Values at the beginning of the year	416	18,913
Translation differences	(18)	(290)
Additions	—	6,721
Reversals	(44)	(1,178)
Uses	—	(8,022)

At December 31, 2010	354	16,144

Year ended December 31, 2009
Values at the beginning of the year	170	24,400
Translation differences	(18)	(1,538)
Additions	264	7,887
Reversals	—	(3,273)
Uses	—	(8,563)

At December 31, 2009	416	18,913

22 Allowances — current

	Deducted from assets
	Allowance for
	doubtful	Obsolescence	Valuation
	accounts	allowance	allowance
Year ended December 31, 2010
Values at the beginning of the year	16,310	58,153	—
Translation differences	(460)	1,911	—
Acquisition of business	4,168	1,290	—
Reversals	(3,885)	(17,719)	—
Additions	3,536	29,429	—
Uses	(2,809)	(4,871)	—

At December 31, 2010	16,860	68,193	—

Year ended December 31, 2009
Values at the beginning of the year	23,350	124,883	160,935
Translation differences	(561)	(216)	(2,918)
Reversals (1)	(3,860)	(65,465)	—
Additions	1,961	57,909	127,553
Uses	(4,580)	(58,958)	(285,570)

At December 31, 2009	16,310	58,153	—

(1)
The world financial crisis that took place in part of 2009 and 2008 had a severe negative impact on the volume of international steel trade, thus reducing the rotation of the Company’s stock. Accordingly, the Company recorded a provision for slow-moving inventory taking the inventory to net realizable value. As market conditions improved during fiscal year 2009, certain inventory items covered by the obsolescence allowance were subsequently sold and their sales prices exceeded those initially estimated when the obsolescence allowance was recorded, resulting in the reversal of such excess amount at the time the related inventory was sold.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
23 Deferred income tax
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	Year ended December 31,
	2010	2009
At beginning of the year	(857,297)	(810,160)

Translation differences	(14,855)	11,574
Deferred income tax expense included within discontinued operations	—	(22,683)
Effect of changes in tax rate	—	(11,216)
Acquisition of business	7,832	—
Deferred tax credit (charge)	(1,035)	(24,812)

At end of the year	(865,355)	(857,297)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follow:

					Total at
	Fixed		Intangible		December 31,
Deferred tax liabilities	assets	Inventories	assets	Other	2010

At beginning of year	(687,120)	(55,225)	(94,728)	(130,022)	(967,095)

Translation differences	(14,378)	(3,880)	(5,314)	6,414	(17,158)
Acquisition of business	(17,092)	426	5,188	—	(11,478)
Deferred tax credit (charge)	36,563	(11,819)	13,693	(45,765)	(7,328)

At end of year	(682,027)	(70,498)	(81,161)	(169,373)	(1,003,059)

					Total at
		Trade	Tax losses		December 31,
Deferred tax assets	Provisions	Receivables	(1)	Other	2010

At beginning of year	63,193	7,835	—	38,770	109,798

Translation differences	1,104	383	(1,012)	1,828	2,303
Acquisition of business	—	754	18,556	—	19,310
Income statement credit (charge)	2,329	(1,001)	4,666	299	6,293

At end of year	66,626	7,971	22,210	40,897	137,704

(1)
As of December 31, 2010, the recognized tax losses amount to USD 22,210 and the net unrecognized deferred tax assets amount to USD 22,302. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.
The amounts shown in the statement of financial position include the following:

	As of December 31,
	2010	2009
Deferred tax assets to be recovered after more than 12 months	82,980	61,916
Deferred tax liabilities to be settled after more than 12 months	(922,136)	(911,289)

	(839,156)	(849,373)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
24 Other liabilities

	As of December 31,
	2010	2009
(i) Other liabilities — non-current

Termination benefits	4,877	4,114
Pension benefits	166,812	151,562
Related parties (Note 30)	507	1,058
Other	29,116	19,892

Other liabilities — non-current	201,312	176,626

Pension benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Year ended December 31,
	2010	2009
Present value of unfunded obligations	262,366	201,145
Unrecognized prior service costs	(3,694)	(4,120)
Unrecognized actuarial losses	(72,946)	(45,463)
Fair value of plan assets	(18,914)	—

Liability in the statement of financial position	166,812	151,562

The amounts recognized in the consolidated income statement are as follows:

	Year ended December 31,
	2010	2009
Current service cost	4,697	4,594
Interest cost	20,000	17,351
Amortization of prior service costs	634	529
Net actuarial losses recognized in the year	2,656	812

Total included in labor costs	27,987	23,286

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Year ended December 31,
	2010	2009
At the beginning of the year	151,562	125,700

Transfers, new participants and funding of the plan	(20,412)	(795)
Total expense	27,987	23,286
Translation differences	8,473	4,711
Contributions paid	(798)	(1,340)

At the end of the year	166,812	151,562

The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2010	2009
Discount rate	8.75%	9.50%
Rate of compensation increase	4.00%	4.00%

	Year ended December 31,
Argentina	2010	2009
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
24 Other liabilities (continued)

	As of December 31,
	2010	2009
(ii) Other liabilities — current
Payroll and social security payable	88,727	40,656
Termination benefits	6,693	7,663
Related Parties (Note 30)	22,017	4,792
Others	6,173	3,910

Other liabilities — current	123,610	57,021

25 Derivative financial instruments
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments at December 31, 2010 and 2009 were as follows:

	Year ended December 31,
	2010	2009
Contracts with positive fair values:

Foreign exchange contracts	212	1,588

	212	1,588

Contracts with negative fair values:

Interest rate swap contracts	(54,675)	(78,710)
Foreign exchange contracts	(102)	—

	(54,777)	(78,710)

Derivative financial instruments breakdown is as follows:
a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2010, most of the Company’s long-term borrowings were at variable rates.
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
On June 18, 2008, Ternium Mexico entered into 4 knock-in swap agreements in an average swap level of 5.22% and a knock-in level of 2.5%. As of December 31, 2010, the notional amount outstanding is USD 645 million. These agreements are due in July 2012 and have been accounted for as cash flow hedges. Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income Tax	Total
At December 31, 2008	(82,574)	23,121	(59,453)
(Decrease) / Increase	(19,348)	5,417	(13,931)
Reclassification to income statement	55,229	(14,529)	40,700

At December 31, 2009	(46,693)	14,009	(32,684)
(Decrease) / Increase	(19,334)	5,800	(13,534)
Reclassification to income statement	34,063	(10,219)	23,844

At December 31, 2010	(31,964)	9,590	(22,374)

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2010 (amounting to a loss of USD 32.0 million) is expected to be reclassified to the income statements as follows: USD 19.4 million in 2011, and USD 12.6 million in 2012.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
25 Derivative financial instruments (continued)
On August 13, 2010, Ternium Treasury Services entered into an interest rate swap agreement that floats the interest rate to be paid over an aggregate notional amount of USD 10.1 million, to the equivalent of Fed Funds rate plus 38 bps. This agreement expires in April 2012.
b) Foreign exchange contracts
From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD.
During 2010, Siderar and its subsidiary Prosid Investments have entered into several forward agreements to manage the exchange rate exposure generated by Siderar’s sales in EUR. The notional amount hedged as of December 31, 2010 was EUR 3.3 million with an average forward price of 1.39 USD per EUR.
Beginning in August 2010, Ternium Treasury Services entered into a cross currency swap agreement over an aggregate notional amount of EUR 5.0 million, at an exchange rate of 1.32 USD per EUR, to manage its exposure to investments in Euros. This agreement is due in November 18, 2011.
Furthermore, during 2010, Ternium International Costa Rica and Ternium Guatemala, subsidiaries of Ternium Mexico, have been hedging their exposure denominated in their local currencies through non-deliverable forward agreements. As of December 31, 2010, the agreements aggregate notional amount were CRC 4.1 billion at an exchange rate of 514 CRC per USD and GTQ 49 million at an exchange rate of 8.12 GTQ per USD.
The net fair values of the exchange rate derivative contracts as of December 31, 2010 and December 31, 2009 were as follows:

			Fair Value at December 31,
Currencies	Contract	Notional amount	2010	2009
USD/EUR	Forward	3,300 EUR	212	177
USD/EUR	Cross Currency Swap	5,000 EUR	(52)	—
CRC/USD	ND Forward	4,113,280 CRC	8	—
GTQ/USD	ND Forward	48,711 GTQ	(57)
MXN/USD	Forward	—	—	773
ARS/USD	ND Forward	—	—	638

			111	1,588

None of the foreign exchange contracts described above were accounted for as cash flow hedges.
USD: US dollars; ARS: Argentine pesos; BRL: Brazilian reales; MXN: Mexican pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; CRC: Costa Rican colon.
26 Borrowings

	Year ended December 31,
	2010	2009
(i) Non-current
Bank borrowings	1,429,278	1,794,149
Less: debt issue costs	(2,704)	(6,945)

	1,426,574	1,787,204

(ii) Current
Bank borrowings	517,718	543,940
Less: debt issue costs	(4,635)	(4,415)

	513,083	539,525

Total Borrowings	1,939,657	2,326,729

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
26 Borrowings (continued)
The maturity of borrowings is as follows:

	Expected Maturity Date
			2013 and	At December 31, (1)
	2011	2012	thereafter	2010	2009

Fixed Rate	14,206	—	—	14,206	15,595
Floating Rate	498,877	1,289,445	137,129	1,925,451	2,311,134

Total	513,083	1,289,445	137,129	1,939,657	2,326,729

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

The weighted average interest rates — which incorporate instruments denominated mainly in US dollars and which also include the effect of derivative financial instruments- at year end were as follows:

	December 31,
	2010	2009
Bank borrowings	3.29%	3.04%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2010 and 2009, respectively.
Breakdown of borrowings by currency is as follows:

		December 31,
Currency	Interest rates	2010	2009
USD	Floating	1,786,928	2,311,134
USD	Fixed	—	3,971
ARS	Fixed	312	11,624
BRL	Floating	12,725	—
GTQ	Fixed	10,148	—
COP	Floating	125,798	—
COP	Fixed	3,746	—

Total Borrowings		1,939,657	2,326,729

USD: US dollars; ARS: Argentine pesos; BRL: Brazilian reales; MXN: Mexican pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits
Ternium is involved in litigation arising from time to time in the ordinary course of business. The Company recorded a provision for those cases in which there is a probable cash outflow and the outcome can be reliably estimated. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation would be material to Ternium’s consolidated financial position, results of operations or liquidity.
(i) Tax claims
(a) Siderar. AFIP — Income tax claim for fiscal years 1995 to 1999
The Administración Federal de Ingresos Públicos (“AFIP” — the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 19.2 million as of December 31, 2010.
The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, there are reasons that would likely result in a favorable ruling for the Company.
On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996. The ruling was appealed both by the Company and the AFIP.
On June 10, 2010 the Company was notified of a ruling issued by the Court of Appeals in federal administrative law which mainly resulted in favor of the Company. The ruling was appealed both by the Company and the AFIP.
Based on the above, the Company recognized a provision amounting to USD 2.1 million as of December 31, 2010 as management considers there could be a potential cash outflow.
(ii) Commitments
The following are Ternium’s main off-balance sheet commitments:
(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 107.3 million and is due to terminate in 2018.
(b) Siderar, within the investment plan to increase its production capacity, has entered into several commitments to acquire new production equipment for a total consideration of USD 121.5 million.
(c) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the operation and maintenance of a separation facility at San Nicolás for a contracted amount of USD 177.2 million as of December 31, 2010, which is due to terminate in 2025.
Under the terms of the contract, Siderar is required to take or pay certain minimum daily amounts of oxygen, nitrogen and argon, which amounts are consistent with its production requirements in Argentina. As a result of the severe global crisis that began in 2008 and the uncertainties surrounding the evolution of steel demand in the domestic and global markets, the parties engaged in discussions for the renegotiation of the contract. In February 2011, Siderar and Air Liquide Argentina reached agreement on the terms of the renegotiation. As a result of such negotiations, the payment and supply obligations of the parties under the long-term contract were suspended through March 31, 2012, and Siderar agreed to purchase from Air Liquide Argentine certain equipment for an aggregate amount of approximately US$22.3 million. If Siderar were to resume its expansion plan on or prior to March 31, 2012, Air Liquide would be required to repurchase that equipment at the same price, and the payments and supply obligations under the contract would be reinstated; otherwise, the contract and all rights and obligations thereunder would terminate automatically on March 31, 2012, and Siderar would be required to pay to Air Liquide Argentina an aggregate amount currently estimated at US$12 million.
(d) Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 643.3 million, which include purchases of certain raw materials at prices that are USD 21.6 million higher than market prices at the end of the period. The Company records the actual cost incurred for the purchase of such raw materials and does not recognize any anticipated losses, as sales prices of finished goods are expected to exceed production cost.
(e) The production process of Ternium Mexico’s (former Hylsa’s plants) requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply to four of Mexico’s plants of a contracted electrical demand of 111.2 MW, for a contracted amount of USD 1.1 billion, which is due to terminate in 2027. There are no penalties if consumption is lower in 30 MW per year. This contract effectively started on April 30, 2002, and currently supplies approximately 27% of Ternium Mexico’s electricity needs.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits (continued)
(f) Ternium Mexico is a party to several long-term operating lease agreements for the rental of machinery, materials handling equipment and computers. There are no due amounts for year 2011. Total loss for lease payments recorded in the year ended December 31, 2010 accounts for USD 0.7 million.
(g) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for approximately 90 MW of electricity as purchased capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 257 million and the contract will terminate in 2018.
(h) Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International and Donkuk Steel were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited (now Tata Steel UK Limited) dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers could be required, in the aggregate, to purchase approximately 78% of the steel slab production of Corus’ Teeside facility in the North East of England, and Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year, of the total production.
In addition, the offtakers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).
On April 7, 2009, Ternium Procurement S.A., together with the other off-takers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the off-takers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the off-takers and Ternium Mexico (as guarantor of Ternium Procurement’s obligation) seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus did not quantify but stated would exceed the USD 150 million (approximately USD 29.7 million in the case of Ternium Procurement), the maximum aggregate cap on liability that the off-takers understand would have under the off-take framework agreement (a limitation that Corus disputed). In addition, Corus threatened to submit to arbitration further claims in tort against the off-takers, and also threatened to submit such claims against certain third parties to such agreements, including the Company. The off-takers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD 150 million.
On May 12, 2009, Corus, by a letter from its lawyers, alleged that the off-takers’ termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, for all losses caused by the alleged off-takers’ wrongful repudiation of the agreements, however, would be maintained. On July 9, 2009, Corus submitted an amended request for arbitration adding tortious claims against the off-takers and adding to its claims the payment of punitive or exemplary damages.
On December 21, 2010, the arbitration tribunal issued a partial final award where it held that the off-takers had invalidly terminated the off-take agreements. The tribunal also held that the maximum aggregate USD 150 million liability cap (out of which approximately USD 29.7 million corresponds to Ternium Procurement) provided in the off-take framework agreement applied to all of Corus’s claims against the off-takers, including tort as well as contract claims. At the date hereof, all other issues in this arbitration proceeding, including damages and costs awards and off-takers’ counterclaims, are pending determination. As of the date hereof, Ternium believes that Ternium Procurement’s liability in connection with this matter (which in no event may exceed the amount of the cap) cannot be reasonably estimated.
At the time of obtaining control over Grupo Imsa in 2007, the Company valued the intangible asset related to this contract at USD 29.7 million. As of March 31, 2009, the Company recorded an impairment of the remaining value of this intangible asset for a total amount of USD 27.0 million, as the value of such intangible asset was not representative of market conditions at that time.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits (continued)
(iii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2010, this reserve reached the above-mentioned threshold.
As of December 31, 2010, Ternium may pay dividends up to USD 6.3 billion in accordance with Luxembourg law and regulations.
Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At December
31, 2010
Share capital	2,004,743
Legal reserve	200,474
Distributable reserves	101,437
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2010 (1)	1,535,379
Profit for the year	4,666,555

Total shareholders equity under Luxembourg GAAP	9,922,710

(1)
As a result of the repurchase of its own shares from Usiminas on February 15, 2011 (see note 36 — Subsequent events), the Company is required under applicable Luxembourg law to create a new non-distributable reserve in the amount of USD 150 million.

28 Earnings per share
As of December 31, 2010, the capital was USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.
For fiscal years 2010, 2009 and 2008, the weighted average of shares outstanding totaled 2,004,743,442 shares.
Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year.

	2010	2009	2008
Profit from continuing operations attributable to equity holders of the Company	622,076	305,830	544,987
Profit from discontinued operations attributable to equity holders of the Company	—	411,570	170,431

Weighted average number of ordinary shares in issue	2,004,743,442	2,004,743,442	2,004,743,442

Basic and diluted earnings per share from continuing operations attributable to equity holders of the Company (USD per share)	0.31	0.15	0.27
Basic and diluted earnings per share from discontinued operations attributable to equity holders of the Company (USD per share)	—	0.21	0.09
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
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation. Subsequently, Decree Law 6058 of the President of Venezuela dated April 30, 2008, ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. On July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations, and Sidor’s board of directors ceased to function. However, negotiations between the Venezuelan government and the Company regarding the terms of the compensation continued over several months, and the Company retained formal title over the Sidor shares during that period.
On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG. The Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million was scheduled to be paid in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche would be due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, the Company reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that the Company may not claim an amount exceeding the outstanding balance due from CVG.
CVG made all payments required to be made under the agreements governing the transfer of Sidor to Venezuela except for the final payment due on November 8, 2010. On December 18, 2010, Ternium reached an agreement with CVG, on the rescheduling of the unpaid balance, which amounted to USD 257.4 million. As provided in the refinancing agreement, CVG paid USD 7.0 million to Ternium in January 2011, and CVG is required to pay the remainder in five quarterly installments, beginning on February 15, 2011 and ending on February 15, 2012. The first installment of USD 31.2 million was paid on February 16, 2011. As security for the payment of the outstanding balance, Ternium received, duly endorsed in its favor, promissory notes issued by Energía Argentina S.A. (“Enarsa”) and Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“Cammesa”) (both companies owned by the Argentine government) to PDVSA Petróleo S.A. (a company owned by the Venezuelan government). In addition, Ternium continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law in the event of non-payment of the amounts still owing to it.
The payments so rescheduled bear interest at 6.28% annual rate and, accordingly, the carrying amount of the receivable does not differ significantly from the net present value, at market rates, of the expected cash flows there under.
At December 31, 2010, the carrying amount of the Sidor financial asset (following the receipt of USD 1,721.0 million cash payments up to December 31, 2010) amounted to USD 258.0 million (of which USD 183.4 million were current and USD 74.5 million were non-current).
At December 31, 2009, the carrying amount of the Sidor financial asset (following the receipt of USD 953.6 million cash payments up to December 31, 2009) amounted to USD 964.4 million after application of a 14.36% annual discount rate to adequately reflect, and only for the purpose of recording, the present accounting value of the receivable with CVG. The Company estimated, at May 7, 2009, the 14.36% annual discount rate on the basis of the yield (13.3%) of Venezuelan sovereign debt with maturities similar to that of the receivable held by Ternium against CVG. However, as the Venezuelan sovereign debt with similar maturities was governed by New York law while the receivable with CVG was governed by Venezuelan law, the discount rate was further adjusted to adequately reflect the specific risk of Ternium’s receivable.
At December 31, 2009, the Company recorded a net gain, for accounting purposes, of USD 428.0 million in connection with this transaction which was disclosed within “Income from discontinued operations” in the Income Statement. This result represents the difference between (i) the fair value, for accounting purposes, net of taxes and other transaction costs, of the compensation for the Sidor financial asset (which comprised a USD 400 million cash payment and a receivable against CVG that, at May 7, 2009, had a fair value of USD 1,382.0 million after application of the discount rate stated above, net of taxes and other transaction costs of USD 35.1 million) and (ii) the carrying amount of the Sidor financial asset at March 31, 2009.
In the years ended December 31, 2010 and 2009, the Company recorded gains in the amount of USD 61.0 million and USD 136.0 million, respectively, included in “Interest income — Sidor financial asset” in the Income Statement, representing the accretion income over the receivable held against CVG.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
29 Discontinued operations (continued)
(iii) Analysis of the result of discontinued operations:

	Year ended December 31,
	2010	2009	2008(1)

Net sales	—	—	467,618
Cost of sales	—	—	(306,744)

Gross profit	—	—	160,874

Selling, general and administrative expenses	—	—	(90,362)
Other operating income (expenses), net	—	—	1,080

Operating income	—	—	71,592

Financial expenses, net	—	—	(15,330)
Loss from Participation Account — Sidor	—	—	(96,525)
Income from Participation Account	—	—	210,205
Equity in (losses) earnings of associated companies	—	—	(150)

Income before income tax	—	—	169,792

Income tax benefit	—	—	41,326

Subtotal	—	—	211,118

Gain form the sale of non strategic U.S. assets — see Note 29 (i)			97,481
Reversal of currency translation adjustment — Sidor	—	—	(151,504)
Gain from the disposal of Sidor (net of income tax)	—	428,023	—

Income from discontinued operations	—	428,023	157,095

(1)	Includes the results of Sidor for the period January 1, 2008 up to March 31, 2008.
(iv) Analysis of cash flows from discontinued operations:

	Year ended December 31,
	2010	2009	2008(1)

Cash flows from discontinued operating activities
Net income of from discontinued operations	—	428,023	157,095
Adjustments for:
Depreciation and amortization	—	—	50,820
Income tax accruals less payments	—	—	(41,613)
Gain from the sale of non strategic U.S. assets	—	—	(97,481)
Reversal of currency translation adjustment — Sidor	—	—	151,504
Gain from the disposal of Sidor	—	(428,023)
Changes in working capital and others	—	—	107,184

Cash flows from discontinued operating activities	—	—	327,509
Net cash used in discontinued investing activities	—	—	(54,923)
Net cash used in discontinued financing activities	—	—	(30,216)

Net cash flows from discontinued operations	—	—	242,370

(1)	Includes cash flow movements from Sidor for the period January 1, 2008 up to March 31, 2008.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
30 Related party transactions
At December 31, 2010, Techint Holdings S.à.r.l. (formerly known as III Industrial Investments Inc.), a Cayman Islands company (“Techint”) owned 60.64% of the Company’s share capital and Tenaris held 11.46%, of the Company’s share capital. As of December 31, 2010, each of Techint and Tenaris were controlled by San Faustin N.V., a Netherland Antilles company (“San Faustin”); Rocca & Partners S.A. (“R&P”) controlled a significant portion of the voting power of San Faustin and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin, such as the election of directors, the approval of certain corporate transactions and other matters concerning its policies; and there were no controlling shareholders for R&P.
Prior to the date of issuance of these financial statements, the Company was informed by Techint that there had been a reorganization in the chain of ownership of the Company pursuant to which the Company’s direct and indirect controlling shareholders had been redomiciled to Europe. The Company was further informed that this reorganization does not involve any change in the control of the Company. Based on the information received:
•	Techint transferred its domicile from the Cayman Islands to Luxembourg;
•	San Faustin also transferred its domicile from Curacao to Luxembourg and changed its name to “San Faustin S.A.” and
•
In connection with the redomiciliation of San Faustin into Luxembourg, R&P organized a Dutch private foundation (Stichting) under the name of Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”). As of the date hereof, RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related Parties see Note 27.
The following transactions were carried out with related parties:

	Year ended December 31,
	2010	2009	2008
(i) Transactions

(a) Sales of goods and services
Sales of goods to other related parties	172,337	40,915	109,036
Sales of services to associated parties	65	76	43
Sales of services to other related parties	1,763	562	1,101

	174,615	41,553	110,180

(b) Purchases of goods and services
Purchases of goods from other related parties	49,735	34,834	61,127
Purchases of services from associated parties	38,939	31,403	32,796
Purchases of services from other related parties	114,377	91,404	172,708

	203,051	157,641	266,631

(c) Financial results
Income with associated parties	78	581	906
Income with other related parties	—	118	—
Expenses with other related parties	—	(29)	—

	78	670	906

(d) Dividends
Dividends received from associated parties	302	—	—

	At December 31,
	2010	2009
(ii) Year-end balances
a) Arising from sales/purchases of goods/services and other transactions
Receivables from associated parties	368	329
Receivables from other related parties	11,424	13,128
Advances to suppliers with other related parties	2,101	15,687
Payables to associated parties	(1,953)	(1,775)
Payables to other related parties	(42,048)	(16,541)

	(30,108)	10,828

(b) Other investments
Time deposit	18,086	16,161

	18,086	16,161

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
30 Related party transactions (continued)
(iii) Officers and Directors’ compensation
During the year ended December 31, 2010 the cash compensation of Officers and Directors amounted to USD 11,144.
In addition, Officers received 763 thousand Units for a total amount of USD 2,238 in connection with the incentive retention program mentioned in note 4 (n) (3).
31 Joint Venture in Mexico
On October 4, 2010, Ternium and Nippon Steel Corporation signed a definitive agreement to form a joint venture in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. The joint venture company was established in November 2010 and operates under the name of Tenigal, S.R.L. de C.V. Ternium and Nippon Steel hold 51% and 49% participations in Tenigal, respectively.
Tenigal plans to build a hot-dip galvanizing plant in the vicinity of Monterrey City (equivalent to the state-of-the-art equipment now in operation at Nippon Steel’s steelworks in Japan) with a production capacity of 400,000 metric tons per year. Ternium expects that construction of the facility would require a total investment of approximately USD 350 million. The plant is currently expected to commence production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, in 2013. Tenigal is expected to serve the requirements of the growing automotive industry in Mexico, including those of the Japanese car makers.
In addition, Ternium Mexico plans to construct new pickling, cold-rolling, annealing and tempering lines at the same site. Part of the output from these lines will be used to supply the Tenigal plant. Ternium expects that construction of these lines would require a total investments of approximately USD 700 million.
32 Other required disclosures
(a) Statement of comprehensive income

	Cash flow hedges			Currency
	Gross			translation
	amount	Income Tax	Total	adjustment
At December 31, 2008	(82,574)	23,121	(59,453)	(621,450)
Increase / (Decrease)	(19,348)	5,417	(13,931)	(93,922)
Reclassification to income statement	55,229	(14,529)	40,700	—
At December 31, 2009	(46,693)	14,009	(32,684)	(715,372)
Increase / (Decrease)	(19,334)	5,800	(13,534)	35,915
Reclassification to income statement	34,063	(10,219)	23,844	—

At December 31, 2010	(31,964)	9,590	(22,374)	(679,457)

(b) Statement of cash flows

	At December 31,
	2010	2009	2008
(i) Changes in working capital (1)
Inventories	(497,430)	429,122	(821,713)
Receivables and others	30,052	115,252	(35,031)
Trade receivables	(179,308)	193,677	(22,535)
Other liabilities	63,062	(67,778)	20,412
Trade payables	135,651	(35,094)	(212,605)

	(447,973)	635,179	(1,071,472)

(ii) Income tax accrual less payments
Tax accrued (Note 11)	406,657	91,314	162,704
Taxes paid	(179,837)	(140,656)	(251,215)

	226,820	(49,342)	(88,511)

(iii) Interest accruals less payments
Interest accrued	70,771	105,655	138,979
Interest paid	(70,830)	(94,949)	(223,130)

	(59)	10,706	(84,151)

(1)	Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Recently issued accounting pronouncements
(i) Improvements to International Financial Reporting Standards
In May 2010, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards.
The effective date of each amendment is included in the IFRS affected.
The Company’s management estimates that the application of these improvements will not have a material effect on the Company’s financial condition or results of operations.
(ii) Amendments to IFRS 7, “Financial Instruments: Disclosures”
In October 2010, the IASB amended International Financial Reporting Standard 7 “Financial Instruments- Disclosures”. The amendment requires disclosures to help users of financial statements evaluate the risk exposures relating to transfers of financial assets that are not derecognised and the effect of those risks on an entity’s financial position.
Entities shall apply these amendments for annual periods beginning on or after 1 July 2011. Earlier application is permitted.
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
The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2010. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million	Functional Currency
Exposure to	USD		MXN	ARS	COP

US dollar (USD)	(n/a	)	(1,922.2)	200.1	(48.1)
EU euro (EUR)	(13.9)		(3.8)	8.8	—
Other currencies	—		—	0.4	—

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
34 Financial risk management (continued)
We estimate that if the Argentine peso, Mexican peso and Colombian peso had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 17.2 million lower (USD 19.6 million lower as of December 31, 2009), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, borrowings and trade payables. This effect would have been offset by the change in the currency translation adjustment recorded in equity.
Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 3.9 billion, the currency translation adjustment included in total equity would have been USD 38.8 million lower (USD 32.5 million lower as of December 31, 2009), arising from the adjustment on translation of the equity related to the Mexican peso, the Argentine peso and the Colombian peso.
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
Ternium’s nominal weighted average interest rate for its debt instruments —which also includes the effect of derivative financial instruments- was 3.29% and 3.04% for 2010 and 2009, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2010 and 2009, respectively.
Ternium’s total variable interest rate debt amounted to USD 1,925 million (99.3% of total borrowings) at December 31, 2010 and USD 2,311 million (99.4% of total borrowings) at December 31, 2009.
If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2010, excluding borrowings with derivatives contracts mentioned in Note 25(a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2010 would have been USD 10.3 million lower (USD 7.6 million lower as of December 31, 2009).
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
As of December 31, 2010, trade receivables total USD 663.5 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 15.3 million, credit insurance of USD 375.5 million and other guarantees of USD 18.9 million.
As of December 31, 2010, trade receivables of USD 594.6 million were fully performing.
As of December 31, 2010, trade receivables of USD 55.7 million were past due. These trade receivables as of December 31, 2010, are past due less than 3 months.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
34 Financial risk management (continued)
The amount of the allowance for doubtful accounts was USD 17.2 million as of December 31, 2010.
The carrying amounts of the Company’s trade and other receivables as of December 31, 2010, are denominated in the following currencies:

Currency	USD million
US dollar (USD)	387.9
EU euro (EUR)	14.1
Argentine peso (ARS)	34.2
Mexican peso (MXN)	307.1
Colombian peso (COP)	71.0
Other currencies	0.2

814.5

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

USD million	2011	2012	2013	2014	Thereafter

Borrowings	513.0	1,289.4	12.7	24.9	99.5
Interests to be accrued (1)	26.6	17.6	9.5	7.5	9.5
Trade payables and other liabilities	569.9	0.5	—	—	—
Derivatives financial instruments	35.9	19.0	—	—	—

Total	1,145.4	1,326.5	22.2	32.4	109.0

(1)	These amounts do not include the effect of derivative financial instruments.
As of December 31, 2010 total cash and cash equivalents and other current investments less borrowings amounted to USD 688.2 million.
1.4) Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.22 and 0.27 as of December 31, 2010 and 2009, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.
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

		Assets at fair
At December 31, 2010	Loans and	value through
(in USD thousands)	receivables	profit and loss	Total

(i) Assets as per statement of financial position
Receivables	38,693	—	38,693
Derivative financial instruments	—	212	212
Trade receivables	663,502	—	663,502
Other investments	23,864	859,849	883,713
Cash and cash equivalents	113,342	1,666,073	1,779,416

Total	839,401	2,526,134	3,365,536

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
34 Financial risk management (continued)

		Other
At December 31, 2010		financial
(in USD thousands)	Derivatives	liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	28,682	28,682
Trade payables	—	541,709	541,709
Derivative financial instruments	54,777		54,777
Borrowings	—	1,939,657	1,939,657

Total	54,777	2,510,048	2,564,825

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

	Fair value measurement at December 31, 2010
	(in USD thousand):
Description	Total	Level 1	Level 2	Level 3

Financial assets at fair value through profit or loss
Cash and cash equivalents	1,666,073	1,531,082	134,991	—
Other investments	859,849	811,824	48,025	—
Derivatives financial instruments	212	—	212	—

Total assets	2,526,134	2,342,906	183,228	—

Financial liabilities at fair value through profit or loss
Derivatives financial instruments	54,777	—	54,777	—

Total liabilities	54,777	—	54,777	—

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

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
34 Financial risk management (continued)
For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2010, the effective portion of designated cash flow hedges amounts to USD 22.4 million (net of taxes for USD 9.6 million) and is included as “Cash flow hedges” line item in the statement of comprehensive income.
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
35 Auditor’s fees
Total fees accrued for professional services rendered by PricewaterhouseCoopers to Ternium S.A. and its subsidiaries during the year ended December 31, 2010 amounted to USD 3,144, including USD 2,457 for audit services, USD 449 for audit-related services, USD 232 for tax services and USD 6 for all other services.
36 Subsequent events — Repurchase of Shares from Usiminas concurrently with secondary public offering
On January 31, 2011, Ternium entered into a transaction and registration rights agreement with its 14.3% shareholder Usinas Siderúrgicas de Minas Gerais S.A. — Usiminas (“Usiminas”) and Techint. The transaction and registration rights agreement provided, among other things, for a SEC-registered underwritten public offering of up to all of Ternium shares held by Usiminas (less the number of shares that Ternium and Techint agreed to purchase as discussed below) in the form of ADSs listed on the New York Stock Exchange. Neither Ternium nor Techint offered to sell any Ternium shares or ADSs in the public offering.
On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares. Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD 150 million and USD 100 million, respectively. In connection with its repurchase of shares from Usiminas, Ternium collected a USD 10.2 million fee and was reimbursed of all expenses relating to the offering and concurrent purchase.
Following consummation of these transactions, Techint owns directly 62.02% of the Company’s share capital and Tenaris holds 11.46% of the Company’s share capital and Usiminas will no longer own any Ternium shares. Also, upon completion of the transaction, the two members of Ternium’s board of directors nominated by Usiminas resigned from the Ternium board.
37 Update as of June 30, 20111
(a) Debt refinancing in Ternium Mexico
On April 6, 2011, Ternium Mexico, Crédit Agricole Corporate and Investment Bank, acting as Administrative Agent, and certain banks parties to a loan agreement dated as of July 12, 2007, partially refinanced a syndicated loan facility that had been incurred to finance Ternium’s 2007 acquisition of Grupo Imsa. The outstanding balance of the facility so refinanced amounted to USD1.0 billion. As part of the refinancing, the final maturity date of bank loans in a principal amount of USD0.8 billion was extended to July 23, 2014 (with the extended loans being payable in four consecutive and equal semi-annual installments commencing on January 26, 2013), and the applicable margin structure for the extended loans was amended. On July 26, 2012, Ternium Mexico will repay the remaining USD0.2 billion principal amount of the loans that were not so refinanced.

[1]	This note was added subsequent to the approval of these financial statements at the Annual General Meeting of shareholders of the Company held on June 1, 2011.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
(b) Recent developments involving Siderar
As of March 31, 2011 25.97% of Siderar’s equity is held by the Administración Nacional de la Seguridad Social (“ANSeS”), Argentina’s governmental social security agency. ANSeS became a significant shareholder of Siderar in the last quarter of 2008 as a result of the nationalization of Argentina’s private pension system. Investments held by the private pension funds were subject to certain restrictions, including a cap preventing them to exercise more than 5% of any company’s voting rights (regardless of their share participation in any such company), and the act of Congress ordering the transfer of assets from the private pension funds to ANSeS provided that all limitations applicable to the pension funds would continue to apply to ANSeS. However, on April 13, 2011, the Argentine Executive Branch issued Decree 441/2011, which purports to abrogate the 5% cap on voting rights. If ANSeS were to exercise its voting rights in excess of the 5% cap, ANSeS may appoint up to three out of eleven members of Siderar’s board of directors and one out of three members of Siderar’s surveillance committee, thereby allowing the government to have an active role in the governance of Siderar and ultimately influence its business policies. Ternium believes that Decree 441/2011 is unconstitutional based on, among other reasons, the absence of the urgency grounds that must be met for an act of Congress to be amended by a decree of the Executive Branch.
On April 15, 2011, Siderar’s annual general shareholders’ meeting resolved, among other things, to approve a dividend payment of ARS1.5 billion (USD370 million) to be made available to shareholders (including Ternium) beginning on May 6, 2011. At that meeting, Ternium objected to the exercise by ANSeS of voting rights in excess of the 5% cap; however, ANSeS was allowed to record its vote as though the 5% restriction did not apply. Although the ANSeS representative voted against the dividend payment and most of other resolutions proposed by Siderar’s board of directors, ANSeS did not prevail in any vote, even computing its votes without giving effect to the voting cap. Following the dividend approval, the annual shareholders’ meeting was suspended until May 11, 2011.
After the meeting, the Comisión Nacional de Valores (“CNV”), Argentina’s securities regulator, declared Siderar’s shareholders’ meeting (including the resolution approving the USD370 million dividend) void for “administrative purposes.” Siderar challenged in court the CNV resolution voiding Siderar’s shareholders’ meeting and Ternium took legal action against Decree 441/2011. These legal actions are currently pending.
On May 2, 2011, Siderar received notice of a preliminary injunction issued at ANSeS’s request by a commercial court in the City of Buenos Aires, suspending the execution of certain resolutions taken by Siderar’s shareholders’ meeting (including the allocation of results for fiscal year 2010), and ordering Siderar to refrain from disposing, in whole or in part, of certain reserves and retained earnings accounts recorded in its net equity, except for the purpose of paying dividends. On May 5, 2011, the commercial court clarified that Siderar was prevented from distributing dividends out of its results or reserves for the fiscal year 2010 and was solely allowed to make distributions out of results or reserves corresponding to fiscal years prior to 2010. Siderar subsequently informed the market that, as a result of this court decision, it was not permitted to make on May 11, 2011, the dividend payment approved by its April 15, 2011 shareholders’ meeting, and filed an appeal against the court decisions in accordance with applicable law. The appeal is currently pending.
On May 6, 2011, the CNV issued a resolution requesting Siderar to convene a new shareholders’ meeting. But on May 11, 2011, at Ternium’s request, the Commercial Court of Appeals of the City of Buenos Aires authorized Siderar to maintain its annual shareholders’ meeting suspended for 60 days. While Siderar filed an appeal against this CNV resolution (which is currently pending), Siderar’s board of directors convened a new general shareholders’ meeting to be held on July 21, 2011.
On May 27, 2011, a federal prosecutor requested a federal criminal court in the City of Buenos Aires to investigate whether the members of Siderar’s board of directors should be subject to criminal penalties as a result of Siderar’s failure to provide additional information on the allocation of Siderar’s ARS6.5 billion (or USD1.5 billion) special reserve for future dividends or to distribute a higher amount of dividends out of the special reserve. The special reserve, which increased significantly since 2003, had not previously been objected to or challenged by Siderar’s shareholders or any regulatory authority. Ternium believes that the prosecutor’s allegations are unsupported.
In addition, on June 2, 2011, the CNV instituted administrative proceedings against the members of Siderar’s board of directors and supervisory committee. These proceedings are intended to determine if these persons breached their legal duties by preventing ANSeS from exercising its voting rights in excess of the 5% cap at the April 15, 2011 shareholders’ meeting. These proceedings are currently ongoing.
(c) Settlement of arbitration proceedings
The disclosure below updates Note 27 (h).
On April 15, 2011, the arbitration tribunal issued a second partial final award where it held that the off-takers should pay to the claimant GBP 1.6 million for its reasonable legal and other costs incurred before the first partial final award. The off-takers paid that amount around mid May. In addition, on May 27, 2011, the off-takers paid to Tata an aggregate amount of USD16.3 million (of which Ternium Procurement paid USD 3.2 million) as indemnification for one of its claims under the arbitration proceedings.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
On June 16, 2011, Tata, the off-takers and Ternium Mexico settled the dispute, and the off-takers, in exchange for a full release and discharge of each of them and their respective representatives and affiliates, from all claims and disputes that Tata may have against any of them in relation to the off-take framework agreement and its related agreements, agreed to pay to Tata an aggregate amount of USD124 million (including the USD16.3 million previously paid) and authorized their agent under the off-take agreements to transfer to Tata UK£1.8 million and €0.5 million which had been received by the agent from the off-takers under the off-take framework agreement before the early termination of such agreement. Ternium Procurement paid to Tata its share of the settlement amount (i.e., USD21.3 million) on June 17, 2011. On June 21, 2011, Tata notified the arbitration tribunal that the arbitration proceedings were withdrawn.
(d) Annual General Meeting and Extraordinary General Meeting of Shareholders
On June 1, 2011, the annual general meeting of shareholders of the Company approved all resolutions on its agenda. Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements and annual accounts for the year ended December 31, 2010, as well as the payment of an annual dividend of USD0.075 per share (USD0.75 per ADS), or an aggregate amount of approximately USD150.4 million. The Company paid such dividend on June 9, 2011.
The shareholders’ meeting also re-elected Ubaldo Aguirre, Roberto Bonatti, Carlos Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustín Novegil as members of the board of directors to serve until the next annual shareholders’ meeting that will be convened to decide on the 2011 accounts, and appointed PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises agréé, as our independent auditors for the year ending December 31, 2011.
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
On June 1, 2011, the extraordinary general meeting of shareholders also approved, among other amendments to the articles of association, amendment to Article 15 of the articles of association regarding the date of the annual general meetings of shareholders so that in the future they are held on the first Wednesday of May of each year. Additionally, such meeting also approved the amendment of Article 2 of the articles of association in order to adapt it to the abolishment of Luxembourg law of July 31, 1929.
 Pablo Brizzio

Pablo Brizzio
  Chief Financial Officer