Form 20-F
period 2011-12-31
Ternium S.A.
filed 2012-04-25
CIK 1342874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-32734

TERNIUM S.A.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

29, Avenue de la Porte-Neuve — 3rd floor

L-2227 Luxembourg

(Address of registrant’s registered office)

Alicia Alvarez

29, Avenue de la Porte-Neuve — 3rd floor

L-2227 Luxembourg

Tel. +352 26 68 31 52, Fax. +352 26 59 83 49, e-mail: luxembourg@ternium.com

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J.P. Mitrani Mitrani, Caballero, Ojam & Ruiz Moreno Abogados Alicia Moreau de Justo 400, 3rd Floor C1007AAH — Buenos Aires, Argentina (54-11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1701 Pennsylvania Avenue N.W. Washington, D.C. 20006 (202) 956-7500

i

CERTAIN DEFINED TERMS

In this annual report, unless otherwise specified or if the context so requires:

•	References to the “Company” refer exclusively to Ternium S.A., a Luxembourg public limited liability company (société anonyme);

•	References in this annual report to “Ternium,” “we,” “us” or “our” refer to Ternium S.A. and its consolidated subsidiaries;

•

References to the “Ternium companies” are to the Company’s manufacturing subsidiaries, namely Ternium México S.A. de C.V., or Ternium Mexico, a Mexican corporation, Siderar S.A.I.C., or Siderar, an Argentine corporation, Ferrasa S.A.S., or Ferrasa, a Colombian corporation, Ternium Internacional Guatemala S.A., or Ternium Guatemala, a Guatemalan corporation, and Ferrasa Panamá S.A., or Ferrasa Panama, a Panamanian corporation, and their respective subsidiaries;

•	References to “Tenaris” are to Tenaris S.A., a Luxembourg public limited liability company (société anonyme) and a significant shareholder of the Company;

•	References to “San Faustin” are to San Faustin S.A., a Luxembourg corporation and the Company’s indirect controlling shareholder;

•

References to the “Ternium commercial network” or “Ternium Internacional” are to an international group of companies wholly owned by Ternium that market and provide worldwide distribution services for products offered primarily by Ternium;

•	References to the “Lomond Holdings” comprise the network of companies under the brand “Exiros” and their subsidiaries;

•

References to “Usiminas” refer to Usinas Sideúrgicas de Minas Gerais – Usiminas, a Brazilian corporation. For further information on the Usiminas shares purchase transaction, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments—Acquisition of participation in Usiminas”;

•	References to “ADSs” are to the American Depositary Shares, which are evidenced by American Depositary Receipts;

•	References to “finished steel products” when used in connection with production capacity are to finished steel products and semi-finished steel products capable of being sold to third parties;

•	References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons; and

•	References to “billions” are to thousands of millions, or 1,000,000,000.

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

Currencies

In this annual report, unless otherwise specified or the context otherwise requires:

•	“dollars,” “U.S. dollars,” “USD” or “US$” each refers to the United States of America dollar;

•	“Mexican pesos” or “MXN” each refers to the Mexican peso; and

•	“Argentine pesos” or “ARP” each refers to the Argentine peso.

On December 31, 2011, the noon buying rate between the Mexican peso and the U.S. dollar (as published by Banco de México, or the Mexican Bank) was MXN13.9476=USD1.0000, and the U.S. dollar sell exchange rate in the Argentine Republic (as published by Banco Central de la República Argentina, or the Argentine Central Bank) was ARP4.3032=USD1.0000. Those rates may differ from the actual rates used in preparation of the Company’s consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into any of these currencies.

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

We use words such as “aim,” “will continue,” “will likely result,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business discussed under Item 3. “Key Information—D. Risk Factors,” and among them, the following:

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

•

the performance of our investment in Usiminas (including the operating and financial performance of Usiminas, and changes in the Brazilian Real versus the U.S. dollar), and the results of our association with Nippon Steel and Usiminas;

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

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated herein. Our consolidated financial statements were prepared in accordance with IFRS, and were audited by PricewaterhouseCoopers S.àr.l., Réviseur d’ entreprises agréé, as of December 31, 2011 and for the year ended December 31, 2011 and were audited by Price Waterhouse & Co. S.R.L. as of December 31, 2010 and for the two years in the period ended December 31, 2010, which are independent registered public accounting firms that are member firms of the PwC International Ltd. network. IFRS differ in certain significant respects from U.S. GAAP.

Ternium obtained control over Grupo Imsa, a Mexican steel processor, on July 26, 2007. Accordingly, the audited consolidated financial statements of Ternium as of December 31, 2011, 2010, 2009 and 2008, and for the years then ended, included in this annual report consolidate the results and other financial data of Grupo Imsa for the entire year, and the audited consolidated financial statements of Ternium as of December 31, 2007, and for the year then ended, included in this annual report consolidate the results and other financial data of Grupo Imsa beginning on July 26, 2007. As a result, Ternium’s results and other financial data for the years ended December 31, 2011, 2010, 2009 and 2008 varied significantly from the results and other financial data for the year ended December 31, 2007.

For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, see “Presentation of Certain Financial and Other Information—Accounting Principles” and “Currencies.”

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	2011	2010	2009	2008	2007
Selected consolidated income statement data

Continuing operations
Net sales	9,157,198	7,382,004	4,958,983	8,464,885	5,633,366
Cost of sales	(7,094,252)	(5,665,254)	(4,110,370)	(6,128,027)	(4,287,671)

Gross profit	2,062,946	1,716,750	848,613	2,336,858	1,345,695
Selling, general and administrative expenses	(786,161)	(665,306)	(531,530)	(669,473)	(517,433)
Other operating (expenses) income, net	(11,566)	2,493	(20,700)	8,662	8,514

Operating income	1,265,219	1,053,937	296,383	1,676,047	836,776

Interest expense	(100,712)	(72,969)	(105,810)	(136,111)	(133,109)
Interest income	28,689	27,347	21,141	32,178	41,613
Interest income – Sidor financial asset	11,390	61,012	135,952	—	—
Other financial (expenses) income, net	(239,997)	115,112	81,639	(693,192)	(38,498)
Equity in earnings of associated companies	1,293	1,688	1,110	1,851	434

Income before income tax expense	965,882	1,186,127	430,415	880,773	707,216
Income tax expense, benefit
Current and deferred income tax expense	(315,974)	(406,657)	(91,314)	(258,969)	(291,345)
Reversal of deferred statutory profit sharing	—	—	—	96,265	—

Income from continuing operations	649,908	779,470	339,101	718,069	415,871

Discontinued operations
Income from discontinued operations	—	—	428,023	157,095	579,925

Profit for the year	649,908	779,470	767,124	875,164	995,796

Attributable to:
Equity holders of the Company	513,541	622,076	717,400	715,418	784,490
Non-controlling interest	136,367	157,394	49,724	159,746	211,306

	649,908	779,470	767,124	875,164	995,796

Depreciation and amortization	405,842	383,300	385,105	413,541	355,271
Weighted average number of shares (1)	1,968,327,917	2,004,743,442	2,004,743,442	2,004,743,442	2,004,743,442
Basic earnings per share (expressed in USD per share) for profit: (2) (3)
From continuing operations attributable to the equity holders of the Company	0.26	0.31	0.15	0.27	0.15
From discontinued operations attributable to the equity holders of the Company	—	—	0.21	0.09	0.24
For the year attributable to the equity holders of the Company	0.26	0.31	0.36	0.36	0.39
Dividends per share	0.075 (4)	0.075	0.05	—	0.05

(1)	Of the 2,004,743,442 shares issued as of December 31, 2011, Ternium held 41,666,666 through its wholly-owned subsidiary Ternium International Inc. and such shares were not considered outstanding. For further information related to the repurchase of shares in 2011, see note 30 to our consolidated financial statements included elsewhere in this annual report.
(2)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement includes the portion attributable to non-controlling interest. Basic earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(3)	Diluted earnings per share (expressed in USD per share), equals basic earnings per share.
(4)	Reflects dividend proposal submitted to the shareholders’ meeting to be held on May 2, 2012.

In thousands U.S. dollars	At December 31,
(except number of shares and per share data)	2011	2010	2009	2008	2007
Selected consolidated balance sheet data

Non-current assets	5,181,973	5,579,438	5,250,135	5,491,408	8,553,123
Property, plant and equipment, net	4,032,675	4,262,896	4,040,415	4,212,313	6,776,630
Other non-current assets (1)	1,149,298	1,316,542	1,209,720	1,279,095	1,776,493
Current assets	5,564,601	5,532,893	5,042,538	5,179,839	5,095,959
Cash and cash equivalents	2,158,591	1,779,416	2,095,798	1,065,552	1,125,830
Other current assets (2)	3,395,637	3,743,516	2,937,494	4,108,954	3,200,987
Non-current assets classified as held for sale	10,373	9,961	9,246	5,333	769,142

Total assets	10,746,574	11,112,331	10,292,673	10,671,247	13,649,082

Capital and reserves attributable to the Company’s equity holders (3)	5,756,372	5,880,740	5,296,342	4,597,370	4,452,680
Non-controlling interest	1,084,827	1,135,361	964,897	964,094	1,805,243

Non-current liabilities	1,934,775	2,540,594	2,872,667	3,374,964	5,401,549

Borrowings	948,495	1,426,574	1,787,204	2,325,867	3,676,072
Deferred income tax	748,999	877,742	857,297	810,160	1,327,768
Other non-current liabilities	237,281	236,278	228,166	238,937	397,709

Current liabilities	1,970,600	1,555,636	1,158,767	1,734,819	1,989,610

Borrowings	1,041,550	513,083	539,525	941,460	406,239
Other current liabilities	929,050	1,042,553	619,242	793,359	1,369,608
Liabilities directly associated with non-current assets classified as held for sale	—	—	—	—	213,763

Total liabilities	3,905,375	4,096,230	4,031,434	5,109,783	7,391,159
Total equity and liabilities	10,746,574	11,112,331	10,292,673	10,671,247	13,649,082

Number of shares (3)	1,963,076,776	2,004,743,442	2,004,743,442	2,004,743,442	2,004,743,442

(1)	As of December 31, 2011, 2010, 2009, 2008 and 2007, includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of USD663.8, USD750.1, USD708.6, USD683.7 and USD850.7 million, respectively.
(2)	As of December 31, 2011, 2010, 2009, 2008 and 2007, includes deposits with maturity of more than three months for a total amount of USD281.7, USD848.4, USD46.8, USD90.0 and USD65.3 million, respectively.
(3)	The Company’s share capital as of December 31, 2011, 2010, 2009, 2008 and 2007 was represented by 2,004,743,442 shares, par value USD1.00 per share, for a total amount of USD2,004.7 million. Of the 2,004,743,442 shares, as of December 31, 2011, Ternium held 41,666,666 through its wholly-owned subsidiary Ternium International Inc. For further information related to the repurchase of shares in 2011, see note 30 to our consolidated financial statements included elsewhere in this annual report.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

If global macroeconomic conditions deteriorate, the outlook for steel producers would be adversely affected. In particular, a recession or depression in the developed economies (such as the global downturn experienced in 2008 and 2009 and the current European crisis), or slower growth or recessionary conditions in emerging economies that are substantial consumers of steel (such as China and India, as well as emerging Asian markets, the Middle East, Latin America and the Commonwealth of Independent States regions) would exact a heavy toll on the steel industry, and would depress demand for our products and adversely affect our business and results of operations. The ongoing effects of the global financial crisis and the current European crisis have had and may continue to have adverse effects on the steel industry, and, accordingly, may adversely affect our business and results of operations.

A protracted fall in steel prices would have a material adverse effect on the results of Ternium, as could price volatility.

Steel prices are volatile and are sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products. Steel prices in the international markets, which had been rising fast during the first half of 2008, fell sharply beginning in the second half of 2008 as a result of collapsing demand and the resulting excess capacity in the industry. The fall in prices during this period adversely affected the results of steel producers generally, including Ternium, as a result of lower revenues and writedowns of finished steel products and raw material inventories. For example, in the second half of 2008 Ternium recorded a valuation allowance on inventories in an amount of USD200 million and in the first half of 2009 it recorded an additional valuation allowance in the amount of USD127.6 million. Beginning in the second half of 2009, steel prices in the international markets rebounded mainly as a result of the increase in the demand for steel in China and other emerging markets, and the subsidence of the worldwide de-stocking process. This positive trend in international steel prices partially reversed during the second half of 2010 as the increase in demand for steel products was more than offset by new capacity additions and idled capacity restarts. A more balanced market and the increase in steel demand by year-end 2010 supported a steel price rally during the first quarter of 2011. During 2011 and the first quarter of 2012, steel prices followed a pattern similar to that witnessed during the previous year. Historically, the length and nature of business cycles affecting the steel industry has been unpredictable. A downturn in steel prices would materially and adversely affect Ternium’s revenues and profitability.

In addition, the steel industry is highly competitive with respect to price, product quality, customer service and technological advances, and competition has frequently limited the ability of steel producers to raise the price of finished products to recover higher raw material and energy costs. Moreover, in some cases, the governments of some countries are reluctant to accept price increases of products which are used as raw materials for the manufacture of other goods, as such increases could ultimately affect competitiveness in other industries or increase inflation. In some other cases, governments restrict the ability of companies to pass on to the domestic markets any increases in international prices. Accordingly, increases in the purchase costs of raw materials, energy and other inputs might not be recoverable through increased product prices.

A sudden increase in exports from China could have a significant impact on international steel prices affecting Ternium’s profitability.

As demand for steel has surged in China, steel production capacity in that market has also increased, and China is now the largest worldwide steel producing country, accounting for close to half of the worldwide steel production. Due to the size of the Chinese steel market, a slowdown in steel consumption in that market could cause a sizable increase in the volume of steel offered in the international steel markets, exerting a downward pressure on sales and margins of steel companies operating in other markets and regions, including Ternium.

Excess capacity, resulting in part from the 2008 global financial crisis and the current European crisis that reduced steel demand and from a strong increase in steel production capacity in recent years, may hamper the steel industry’s ability to sustain adequate profitability.

In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially on downturn cycles, from substantial over-capacity. Currently, as a result of the 2008 global downturn, the current European crisis and the increase in steel production capacity in recent years, there are signs of excess capacity in all steel markets, which is impacting the profitability of the steel industry. Accordingly, it is possible that the industry’s excess capacity will result in an extended period of depressed margins and industry weakness.

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

The Ternium companies depend on certain key suppliers for their requirements of some of their principal inputs, including Vale for iron ore and ArcelorMittal for slabs; there is also a trend towards consolidation among suppliers of iron ore and other raw materials. The Ternium companies have entered into long-term contracts for the supply of some of their principal inputs (including iron ore) and it is expected that they will maintain and, depending on the circumstances, renew these contracts. However, if any of the key suppliers fails to deliver or there is a failure to renew these contracts, the Ternium companies could face limited access to some raw materials, energy or other inputs, or higher costs and delays resulting from the need to obtain their input requirements from other suppliers. As an example, in 2007 Vale was unable to provide Siderar with the quantities of iron ore that it required, forcing Siderar to import iron ore from Ternium’s mining operations in Mexico.

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

Ternium’s larger competitors could use their resources against Ternium in a variety of ways, including by making additional acquisitions, implementing modernization programs, expanding their production capacity, investing more aggressively in product development, and displacing demand for Ternium’s products in certain markets. To the extent that these producers become more efficient, Ternium could confront stronger competition and could fail to preserve its current share of the relevant geographic or product markets. In addition, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and current smaller competitors in the steel market could become larger competitors in the future. For example, in June 2006, Mittal Steel and Arcelor merged to create the world’s largest steel company, ArcelorMittal; in April 2007, Tata Steel completed the acquisition of Corus; in 2008 Severstal acquired Sparrows Point, WCI Steel and Esmark (subsequently divesting in 2011 Sparrows Point, Warren and Wheeling); and in 2011 Sumitomo Metal Industries and Nippon Steel announced plans to merge their operations. Regional players in Ternium’s markets have also experienced consolidation through acquisitions; for example, Siderperu was acquired by Gerdau in 2006, Sicartsa of Mexico was acquired by ArcelorMittal in December 2006 and Aceria Paz del Rio of Colombia was acquired by Votorantim in March 2007. For further information, see Item 4. “Information on the Company—B. Business Overview—Competition.”

Moreover, competition from alternative materials (including aluminum, wood, concrete, plastic and ceramics) could adversely affect the demand for, and consequently the market prices of, certain steel products and, accordingly, could affect Ternium’s sales volumes and revenues.

Competition in the global and regional markets could also be affected by antidumping and countervailing duties imposed on some producers in major steel markets and by the removal of barriers to imported products in those countries where the Ternium companies direct their sales. For further information, see Item 4. “Information on the Company—B. Business Overview—Regulations—Trade regulations.”

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

Recent and future acquisitions, green-field projects, significant investments and strategic alliances could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.

A key element of Ternium’s business strategy is to identify and pursue growth-enhancing strategic opportunities, and as part of that strategy we regularly consider capital investments, strategic acquisitions, greenfield projects and alliances. However, any growth project will depend upon market and financing conditions. We must necessarily base any assessment of potential capital investments, acquisitions, green-field projects and alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Furthermore, we may fail to find suitable acquisition targets or fail to consummate our acquisitions under favorable conditions.

In the recent past, Ternium acquired interests in various companies, including Hylsamex, one of the main steel producers in Mexico; Grupo Imsa, a leading steel processor with operations in Mexico, the United States and Guatemala; and Ferrasa, a Colombian steel producer and proccesor. In addition, Ternium, together with Nippon Steel, formed the Mexican company Tenigal S.R.L. de C.V., or Tenigal, for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market, including Japanese car makers. Finally, on January 16, 2012, Ternium, together with its subsidiary Siderar, acquired a participation in the control group of Usiminas, the largest flat steel producer in Brazil (for further information on the Usiminas shares purchase transaction, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments — Acquisition of participation in Usiminas”).

Our recent and future acquisitions, investments and alliances may not perform in accordance with our expectations and could have an adverse impact on our operations and profits. Furthermore, we may be unable to successfully integrate any acquired businesses into our operations or to accomplish the business objectives or complete the initiatives or strategies that we expected to accomplish at the time of deciding any such investment. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions. These risks, and the fact that integration of any acquired businesses will require a significant amount of time and resources of Ternium’s management and employees, could have an adverse impact on Ternium’s ongoing business and could have a material adverse effect on its business, financial condition and results of operations.

Ternium may be required to record a significant charge to earnings if it must reassess its goodwill or other amortizable intangible assets.

In accordance with IFRS, management must test all of Ternium’s goodwill, intangible assets with an indefinite useful life and intangible assets not yet available for use annually for impairment, or more frequently if there are indicators of impairment, and recognize a non-cash charge in an amount equal to any impairment. We recorded goodwill in connection with the acquisition of our Mexican subsidiaries, the balance of which, as of December 31, 2011, amounted to USD662.3 million. In addition, we may record goodwill in connection with the recent acquisition of a participation in Usiminas during 2012 (for further information on the Usiminas shares purchase transaction, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments — Acquisition of participation in Usiminas”). If Ternium’s management were to determine in the future that the goodwill from our acquisitions was impaired, Ternium would be required to recognize a non-cash charge to write down the value of goodwill, which would adversely affect Ternium’s results.

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

The various measures that Ternium has taken in the recent past, in order to become more competitive in Mexico and in Colombia, have not resulted in significant labor unrest. Notwithstanding this, we cannot assure that this situation will remain stable.

In Argentina, in early 2009, following a decrease in the level of activity since the last quarter of 2008 due to the global economic downturn, Siderar downsized contractor and subcontractor activities and temporary personnel, triggering adverse reactions from the construction workers’ union and the steelworkers’ union. Later in 2009, during the negotiations between Siderar and the steelworkers’ union regarding the annual bonuses related to results, the unions called for work stoppages and other measures. Since then, the various measures that Siderar has taken in order to become more competitive did not result in significant labor unrest. For more information on the collective bargaining agreement applicable to most of Siderar’s employees in Argentina, see Item 6. “Directors, Senior Management and Employees—D. Employees—Argentina.”

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

The operations of the Ternium companies expose them to the effects of changes in foreign currency exchange rates. A significant portion of Ternium’s sales are carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact the Ternium companies’ results and net worth as reported in their income statements and statements of financial position in the form of both translation risk and transaction risk.

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

Communities living near areas where we operate may take actions to oppose and interfere with our mining activities. Although we make significant efforts to maintain good relationships with such communities, actions taken by them may hamper our ability to conduct our mining activities as planned, or significantly increase the cost of exploring and/or exploiting the mines and adversely affect our business and results of operations. For example, in Aquila, Mexico, in 2011 and 2012, native communities blocked roads demanding higher compensation for the use of land for mining activities. These actions prevented Ternium from transporting iron ore from the mines to the pelletizing facilities for several months and ultimately resulted in a technical stoppage of the mining activities in Aquila for several weeks.

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

As of March 31, 2012, San Faustin beneficially owned 62.02% and Tenaris, which is also controlled by San Faustin, held 11.46% of our outstanding voting shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, our controlling shareholder may cause our board of directors to approve an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “—Risk Factors—Risks Relating to our ADSs—Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases” and Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Remaining minority interests in our subsidiaries could delay or impede our ability to complete our strategy.

We do not own one hundred percent of the interests in certain of our subsidiaries.

Approximately 26.03% of Siderar is held by Administración Nacional de la Seguridad Social, or ANSeS, Argentina’s governmental social security agency, approximately 10.46% is publicly held, and approximately 2.56% is held by certain Siderar employees. ANSeS became a significant shareholder of Siderar in the last quarter of 2008 as a result of the nationalization of Argentina’s private pension system, which caused assets under administration of Argentina’s private pension funds—including significant interests in publicly traded companies, such as Siderar, held by such funds—to be transferred to ANSeS.

Ternium holds a 54% ownership interest in Ferrasa and Ferrasa Panama, and the former controlling shareholders hold the remaining 46% interest in each of Ferrasa and Ferrasa Panama. Ternium holds a 51% ownership interest in Tenigal, and Nippon Steel holds the remaining 49%.

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

Mexico

Ternium has significant manufacturing operations and assets located in Mexico and a majority of its sales are made in this country. The majority of Ternium’s revenues from its Mexican operations, therefore, are related to market conditions in Mexico and to changes in its economic activity. Ternium’s business could be materially and adversely affected by economic, political and regulatory developments in this country.

Economic and social conditions and government policies in Mexico could negatively impact Ternium’s business and results of operations.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States. If problems such as deterioration in Mexico’s economic conditions reemerge, or social instability, political unrest, reduction in government spending or other adverse social developments reemerge in the future, they could lead to continued volatility in the foreign exchange and financial markets, and, depending on their severity and duration, could adversely affect the business, results of operations, financial condition or liquidity of Ternium. Moreover, adverse economic conditions in Mexico could result in, among other things, higher interest rates accompanied by reduced opportunities for refunding or refinancing, reduced domestic consumption of Ternium’s products, decreased operating results and delays in the completion of ongoing and future capital expenditures, including the construction of new cold-rolling and galvanizing facilities in the vicinity of Monterrey City, Mexico, which are expected to commence production in 2013.

Increasing violence and crime in Mexico could negatively impact Ternium’s business and operations.

In recent years there have been high incidences of violence and crime related to drug trafficking in Mexico, especially in the Monterrey area, where our main facilities are located. Security issues could affect our day-to-day operations and could also result in an economic slowdown, reducing domestic demand for our products and thereby having an adverse effect on our business. A continued deterioration of the security situation may result in significant obstacles or additional costs to the implementation of our growth plans in Mexico, including delays in the completion of capital expenditures.

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

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Beginning in 2004, inflation indicators began showing significant year-over-year increases, signaling a trend characteristic of an inflationary economy. The pace of inflation has increased rapidly and significantly over the last few years; however, since 2007 Argentina’s official inflation data published by the Instituto Nacional de Estadística y Censos, or INDEC, Argentina’s national statistics institute, have been subject to changes in calculation; following the implementation of such changes, the official inflation figures have been consistently disputed by independent economists. For example, the annual inflation rates based on consumer data published by INDEC (IPC GBA) were 7.2% , 7.7%, 10.9% and 9.5% for December 2008, 2009, 2010 and 2011, respectively, while private estimates, on average, refer to annual rates of inflation significantly higher than those published by INDEC.

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

Since 1992, the Argentine government has not permitted the application of an inflation adjustment on the value of fixed assets for tax purposes. As a result of the substantial devaluation of the Argentine peso in 2002 and significant inflation in recent years, the amounts that the Argentine tax authorities permit Siderar to deduct as depreciation for its past investments in plant, property and equipment have been substantially reduced in real terms, thus creating artificial gains for tax purposes which result in higher-than-nominal effective income tax charges. If the Argentine government continues to increase the tax burden on Siderar’s operations, Ternium’s results of operations and financial condition could be adversely affected.

Argentine exchange controls could prevent Ternium from paying dividends or other amounts from cash generated by Siderar’s operations.

In the past, the Argentine government and the Argentine Central Bank introduced several rules and regulations to reduce volatility in the ARS/USD exchange rate, and implemented formal and informal restrictions on capital inflows into Argentina and capital outflows from Argentina. In addition, Siderar is currently required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into Argentine pesos at the relevant exchange rate applicable on the date of repatriation. Since the last quarter of 2011, the Argentine government tightened its controls on transactions that would represent capital outflows from Argentina, limiting formally or informally the ability of Argentine individuals and companies to purchase foreign currency or transfer funds (including in connection with the purchase of goods or services or as dividends or royalties) abroad. The existing controls, and any additional restrictions of this kind that may be imposed in the future, could expose Ternium to the risk of losses arising from fluctuations in the exchange rate or affect Ternium’s ability to finance its investments and operations in Argentina or impair Ternium’s ability to convert and transfer outside Argentina funds generated by Siderar, for example, to fund the payment of dividends or to undertake investments and other activities that require offshore payments. For additional information on current Argentine exchange controls and restrictions, see Item 10. “Additional Information—D. Exchange Controls.”

Restrictions on the imports of key steelmaking inputs for Siderar’s operations in Argentina could adversely affect Siderar’s production and, as a result, growth projects and negatively impact Ternium’s results of operations.

Some of Siderar’s key steelmaking inputs, including iron ore and coking coal, are imported into Argentina. The Argentine government has recently implemented significant import restrictions, which may affect the availability of key steelmaking inputs for our operations in Argentina. All payments on imports of goods and services must be approved by the Argentine federal tax authority and other authorities, such as the Secretary of Commerce. The authorization criteria for such imports have not been determined in the applicable regulations. Such import restrictions could delay imports and, if sustained, adversely affect our business, operations and growth projects in Argentina. In addition, they could affect Siderar’s exports from Argentina, considering that foreign countries may adopt and implement counter-measures. A significant number of members of the World Trade Organization jointly expressed on March 2012 their deepening concern about Argentina’s import controls, and urged Argentina to remove those trade controls.

Restrictions or an increase of the costs on the supply of energy to Siderar’s operations in Argentina could curtail Siderar’s production and negatively impact Ternium’s results of operations.

In recent years, there has been an insufficient level of investment in natural gas and electricity supply and transport capacity in Argentina, coupled with a substantial increase in demand for natural gas and electricity. This in turn resulted in shortages of natural gas and electricity to residential and industrial users including Siderar during periods of high demand. Such shortages may, in the future, result in significant price increases for gas and electricity. Siderar’s operations experienced constraints in their natural gas supply requirements and interruptions in their electricity supply at peak hours on many occasions. If demand for natural gas and electricity increases and a matching increase in natural gas and electricity supply and transport capacity fails to materialize on a timely basis, Siderar’s production in Argentina (or that of its main customers and suppliers) could be curtailed, and Siderar’s sales and revenues could decline. In addition, the Argentine government announced a cut off in the government’s subsidies to the price of the natural gas and electricity. An increase in Siderar’s energy costs may adversely affect Siderar’s results of operations. See “—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, slabs and energy could adversely affect Ternium’s profitability” above.

Colombia

Ternium has manufacturing operations and assets located in Colombia and a share of its sales is made in Colombia. The majority of Ternium’s revenues from its Colombian operations, therefore, are related to market conditions in Colombia and to changes in Colombia’s GDP, and per capita disposable income. Accordingly, Ternium’s business could be adversely affected by economic, political and regulatory developments in Colombia.

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

International trade-related legal actions and restrictions pose a constant risk for Ternium’s international operations and sales throughout the world. We are a significant purchaser of slabs for our operations in Mexico (which we buy from various suppliers in Mexico and overseas) and a significant purchaser of steel products for our operations in Colombia (which we buy from our subsidiaries overseas and from various suppliers in Colombia and overseas). Imports of slabs into Mexico and steel products in Colombia are, subject to certain conditions, imported under zero- or low-import duties. In the future, we may not be able to make such imports under the zero- or low-duty regime, or the Mexican or Colombian government may increase the applicable duties or impose restrictions in the quantities allowed to be imported.

Increased trade liberalization has reduced certain of Ternium’s imported input costs and increased Ternium’s access to many foreign markets. However, greater trade liberalization in its domestic markets is increasing competition for Ternium in such markets. In recent times, as a consequence of the global downturn, the number of antidumping and countervailing actions limiting trade has increased substantially. Accordingly, producers from certain countries find themselves excluded from certain markets and in need to find alternatives for their products. Ternium’s domestic market share could be eroded in the face of foreign imports in light of the recent reduction or elimination of tariffs or if other barriers are reduced or eliminated in Ternium’s domestic markets. Ternium’s increased exports to foreign markets where import barriers have been reduced may not completely offset domestic market share losses resulting from increased foreign competition.

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

Environmental laws and regulations may, in some cases, impose strict liability rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. These laws and regulations may expose us to liability for the conduct of, or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed.

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

Volatility in the price of our ADSs may be caused by factors within or outside of our control and may be unrelated or disproportionate to Ternium’s operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as announced changes in Ternium’s business plans or those of its competitors could adversely affect the trading price of our ADSs, regardless of the likely outcome of those developments or proceedings. Broad market and industry factors could adversely affect the market price of our ADSs, regardless of its actual operating performance. As an example of this volatility, the price of our ADSs closed at USD45.18 on June 2, 2008, fell to USD4.55 on November 20, 2008, recovered to a closing price of USD43.26 on January 5, 2011, fell to USD15.54 on November 29, 2011 and closed at USD23.68 on March 30, 2012.

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

Item 4. Information on the Company

Overview

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. Ternium has a production capacity of finished steel products of approximately 10.8 million tons per year as of December 31, 2011, and shipped approximately 8.8 million tons of steel products in 2011. The Company believes that it is a competitive steel producer due to its proximity to customers and high-quality raw material sources, state-of-the-art and flexible production facilities and downstream integration into value-added steel products. In addition, through our recently-acquired participation in the control group of Usiminas, Ternium expects to strengthen its association in Latin America with Nippon Steel, one of the leading steelmakers in the world, and Usiminas, a leader in the Brazilian flat steel market and the largest flat steel producer in Brazil. For further information on the Usiminas shares purchase transaction, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments — Acquisition of participation in Usiminas.”

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

In 2011, approximately 55% of Ternium’s sales were made to North America, 44% to South and Central America, and 1% to Europe and other markets. In 2011, Ternium’s net sales were USD9.2 billion, operating profit was USD1.3 billion, and net income attributable to equity holders was USD513.5 million.

A.	History and Development of the Company

The Company

Our legal and commercial name is Ternium S.A. The Company was organized as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 22, 2003. Our Luxembourg office is located at 29, Avenue de la Porte-Neuve – 3rd floor, L-2227 Luxembourg, telephone number +352 2668 3152. Our agent for U.S. federal securities law purposes is Ternium International U.S.A. Corporation, located at 2200 West Loop South, 8th floor, Houston, TX 77027, United States.

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

In December 1997, Amazonia (a consortium formed by San Faustin, Siderar, Usiminas, Hylsamex and Sivensa) won the bid in the privatization of 70% of the shares of Sidor, the largest steel company in the Andean Community, while Venezuela retained the remaining 30%. The continuing worldwide steel production crisis, the deterioration of the financial markets, the appreciation of the Venezuelan Bolívar and other adverse factors negatively affected Sidor and Amazonia, which undertook debt restructurings in 2000 and 2003. In the 2003 restructuring, Amazonia’s interest in Sidor was reduced to 59.7%, while Venezuela increased its interest to 40.3%. In addition, Ylopa (an entity formed by San Faustin, Siderar, Tenaris, Usiminas and Hylsamex’s former controlling shareholder) provided financial assistance to Sidor under a participation account agreement. Subsequently, Venezuela transferred a 19.9% interest in Sidor to employees and former employees of Sidor under the terms of a special employee participation plan.

As part of a multiple-step corporate reorganization in 2005, San Faustin reorganized its investments in flat and long steel manufacturing, processing and distribution businesses by contributing its controlling interests in Siderar, Sidor (through Amazonia and Ylopa) and Ternium Internacional to the Company. On August 22, 2005, we acquired, together with Siderar, an indirect 99.3% interest in the Mexican company Hylsamex and its subsidiaries and the equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, S.A. de C.V., in Amazonia and Ylopa. We subsequently purchased additional shares of Hylsamex in the open market, subject to applicable law, thereby increasing our and Siderar’s direct and indirect interest in Hylsamex to 99.9%. In 2005, each of Tenaris and Usiminas exchanged its interests in Amazonia, Ylopa and, in the case of Usiminas, Siderar for shares of the Company, and Sivensa exchanged its interest in Amazonia for shares of the Company.

On January 11, 2006, the Company launched an initial public offering of 24,844,720 ADSs, each representing 10 shares of the Company, in the United States. In connection with the offering, the Company granted the underwriters of the Company’s initial public offering an option to purchase up to 3,726,708 additional ADSs to cover over-allotments in the sale of the ADSs. The offering was settled on February 6, 2006.

On December 28, 2006, we acquired an additional 4.85% interest in Siderar from CVRD Internacional S.A., a wholly-owned subsidiary of Vale, thereby increasing our ownership in Siderar to 60.93%.

On April 29, 2007, the Company entered into an agreement with Grupo Imsa and Grupo Imsa’s controlling shareholders pursuant to which Grupo Imsa came under our control on July 26, 2007. Under the agreement, the Company, through a wholly owned subsidiary, made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa. Pursuant to the tender offer, we acquired 25,133,856 shares, representing 9.3% of the issued and outstanding capital of Grupo Imsa. Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital, were redeemed for cash pursuant to a capital reduction effected at the same price per share. Following this capital reduction, we became the sole shareholder of Grupo Imsa.

In 2007, Grupo Imsa was renamed Ternium Mexico and, effective March 31, 2008, Hylsamex merged with and into Ternium Mexico. In connection with this merger, Siderar became a shareholder of Ternium Mexico with a 28.7% interest.

On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation. On May 11, 2008, Decree Law 6058 of the President of Venezuela, regulating the steel production activity in the Guayana region in Venezuela (the “Decree”), dated April 30, 2008, was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with Venezuela owning not less than 60% of their share capital. On May 7, 2009, Ternium completed the transfer of its entire 59.7% interest in Sidor to Corporación Venezolana de Guayana, or CVG, a Venezuelan state-owned entity. For more information on the Sidor nationalization process, see note 27 to our audited consolidated financial statements included elsewhere in this annual report.

On August 25, 2010, Ternium completed the acquisition of a 54% ownership interest in Ferrasa through a capital contribution in the amount of USD74.5 million. Ferrasa has a 100% ownership interest in Sidecaldas S.A.S., Figuraciones S.A.S. and Perfilamos del Cauca S.A.S., all of which are also Colombian companies. Ternium also completed the acquisition of a 54% ownership interest in Ferrasa Panama for USD0.5 million. Ferrasa Panama is a long steel products processor and distributor based in Panama. Through these investments Ternium expanded its business and commercial presence in Colombia as well as in Central America. For more information on the Ferrasa acquisition, see note 3 to our audited consolidated financial statements included elsewhere in this annual report.

On October 4, 2010, Ternium and Nippon Steel signed a definitive agreement to form a joint venture in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. The joint venture company, Tenigal, was established in November 2010 with Ternium and Nippon Steel holding 51% and 49% participations, respectively. Tenigal began work on the construction of a hot-dip galvanizing plant in the vicinity of Monterrey City, Mexico, which is expected to commence production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, in 2013. For more information on the Tenigal project, see note 29 to our audited consolidated financial statements included elsewhere in this annual report.

On January 16, 2012, Ternium Investments, Siderar, and its subsidiary Prosid Investments S.C.A., and Confab Industrial, a subsidiary of Tenaris, or TenarisConfab, joined Usiminas’ existing control group through the acquisition of 84.7, 30.0 (Siderar jointly with Prosid), and 25.0 million ordinary shares, respectively, and formed the so called T/T Group. In addition, Nippon Steel acquired from Caixa dos Empregados da Usiminas (Usiminas employee pension fund, or CEU) 8.5 million ordinary shares. In addition, Ternium Investments, Siderar and Prosid entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group. Following the closing of the transaction, at the request of the T/T Group, Messrs. Daniel Novegil, Roberto Vidigal and Alcides Morgante were appointed as members of Usiminas’ board of directors, together with their alternates, to replace the board members nominated by Camargo Correa and Votorantim. In addition, Usiminas’ board of directors appointed Julián Eguren, previously a senior executive with Ternium, as chief executive officer (Diretor-Presidente) of Usiminas. For further information on the Usiminas shares purchase transaction, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments—Acquisition of participation in Usiminas.”

For information on Ternium’s capital expenditures, see “B. Business Overview—Capital Expenditure Program.”

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

The main elements of this strategy are:

• Focus on higher margin value-added products. We intend to continue to shift Ternium’s sales mix towards higher margin value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time delivery and inventory management. In this regard, the pickling, cold-rolling, annealing and tempering lines planned in the vicinity of Monterrey City will allow Ternium to increase its offering of cold-rolled and galvanized products to meet the demanding requirements of our industrial customers in Mexico;

• Pursue strategic growth opportunities. We have a history of strategically growing our businesses through acquisitions and joint ventures. In addition to strongly pursuing organic growth, we intend to identify and actively pursue growth-enhancing strategic opportunities to consolidate Ternium’s presence in its main markets and expand it to the rest of Latin America, gain further access to iron ore and other inputs, expand its offerings of value-added products, increase its steel production, and increase its distribution capabilities. For example, through our recently-acquired participation in the control group of Usiminas we expect to strengthen our association in Latin America with Nippon Steel, one of the leading steelmakers in the world, and Usiminas, a leader in the Brazilian flat steel market and the largest flat steel producer in Brazil. For further information on the Usiminas shares purchase transaction, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments — Acquisition of participation in Usiminas”;

• Implement Ternium’s best practices. We believe that the implementation of Ternium’s managerial, commercial and production best practices in acquired new businesses should generate additional benefits and savings. For example, the implementation of Ternium’s cost control procedures and performance analysis in Ternium Mexico improved control over its production variables and led to cost savings;

• Maximize the benefits arising from Ternium’s broad distribution network. We intend to maximize the benefits arising from Ternium’s broad network of distribution, sales and marketing services to reach customers in major steel markets with a comprehensive range of value-added products and services and to continue to expand its customer base and improve its product mix; and

• Enhance Ternium’s position as a low cost steel producer. We are focused on improving utilization levels of our plants, increasing efficiency and further reducing production costs from levels that we already consider to be among the most competitive in the steel industry through, among other measures, capital investments and further integration of our facilities.

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

Flat steel products

Slabs: Slabs are semi-finished steel forms with dimensions suitable for its processing into hot-rolled flat products. The use of slabs is determined by their dimensions and by their chemical and metallurgical characteristics.

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

Tin plate: Given its resistance to corrosion and its mechanical and chemical characteristics, tin plate is mainly sold to the packaging industry for food canning, sprays and paint containers. Tin plate is produced by coating cold-rolled coils with a layer of tin that is attached by an electroplating continuous process.

Hot dipped galvanized and pre-painted sheets: Hot dipped galvanized sheets are produced by adding a layer of zinc to cold-rolled coils, which are afterwards cut into sheets. Galvanized sheets can also be pre-painted, resulting in a product that is mainly sold to the construction industry for building coverings, manufacturing of ceiling systems, panels, air conditioning ducts and several other uses. Ternium also offers, under the trademark Zintroalum in Mexico and Cincalum in Argentina, a distinctive type of galvanized product with coating composition that contains approximately 55% aluminum and 44% zinc to improve product performance for the construction industry, including rural, industrial and marine sites.

Electrogalvanized and pre-painted sheets: Electrogalvanized and pre-painted sheets are sold mainly to customers in the automotive and home appliance industries. Electrogalvanized and pre-painted sheets are produced from cold-rolled coils by adding a layer of zinc that is attached by an electroplating continuous process, in one or both sides. The electrogalvanized coils are subsequently cut and sold either as sheets or are further processed with a color coating to produce pre-painted sheets. Electrogalvanization provides products with a longer useful life and more resistance to corrosion compared to other coating methods.

Steel pipes and tubular products: These products include tubes for general use, structural tubes, tubes for mechanical applications, conduction tubes, conduction electrical tubes and oil tubes. These products, uncoated or galvanized, have applications in several sectors including home accessories, furniture, scaffolding, automotive, bicycles, hospital equipment, posts for wire mesh garden and poultry tools, handrails, guard-rails, agricultural machinery, industrial equipment, conduction of water, air, gas, oil, high-pressure liquids and special fluids and internal building electrical installations.

Beams: These products, including C and Z section steel profiles (purlings) and tubular section beams, are obtained by roll-forming of steel strips and have applications in window frames, stilts, mainstays, crossbeams, building structures, supports, guides and crossbars for installing windows, doors, frames and boards.

Roll formed products: These products include insultated panels, roofing and cladding, roof tiles and steel decks. Obtained from the mechanical transformation of flat steel, uncoated, galvanized or pre-painted, these products are used mainly in the construction industry in warehouses, commercial and industrial refrigeration installations, grain storage, poultry and porcine confinement facilities, roofing and side walls for buildings, and terraces and mezzanine floorings.

Long steel products

Steel billets: Billets are semi-finished steel forms with dimensions suitable for processing into hot-rolled long steel products, such as wire rods, bars and other shapes.

Steel round bars: Round bars are semi-finished steel forms with dimensions suitable for processing into hot-rolled steel products, such as seamless tubes.

Wire rod: Rods are round, thin, semi-finished steel products that are rolled from a billet and coiled for further processing. Rods are commonly drawn into wire products or used to make bolts and nails. Wire rod can be produced in different qualities according to customers’ demands.

Bars: Bars are long steel products that are rolled from billets. Two of the most common types of bars produced are merchant bars and reinforcing bars (rebar). Merchant bars include specific shape features, such as rounds, flats, angles, squares and channels, that are used by customers to manufacture a wide variety of products such as furniture, stair railings and farm equipment. Rebar is used to strengthen concrete highways, bridges and buildings.

Stirrups: Obtained from the mechanical transformation of rebars, stirrups are used in the construction industry in cement-based structures.

Other products

Pre-engineered metal building systems: These products are obtained from the mechanical transformation of flat steel. These steel construction systems are designed for use in low-rise non-residential buildings. They include frames, secondary steel members, roofs and walls panels, as well as finishing and accessories.

Pig iron: A semifinished product obtained in the blast furnace, it is mostly used as metallic charge in the steel shop for the production of crude steel; it is also marketed to other steel producers and to manufacturers of iron-based cast products.

Iron ore pellets: A raw material for the production of steel, it is mostly used as metallic charge (after being reduced in DRI modules or blast furnaces) in the steel shop for the production of crude steel; it is also marketed to other steel producers.

Within each of the basic product categories, there is a range of different “items” of varying qualities and prices that are produced either to meet the particular requirements of end users or sold as commodity items.

Production Facilities and Processes

Ternium has steel production facilities, service centers and distribution centers, or DCs, in North, Central and South America and iron ore mining operations in North America.

Ternium’s aggregate production capacity of steel products as of December 31, 2011, calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process, was approximately 10.8 million tons, of which 9.1 million tons correspond to flat steel products and 1.7 million tons correspond to long steel products, and of which 7.6 million tons correspond to facilities located in North America and 3.2 million tons correspond to facilities located in South and Central America.

Steel production facilities, service centers and distribution centers

The assets described in this section are owned by Ternium’s operating subsidiaries. The following table provides an overview, by type of asset, of Ternium’s production capacity as of December 31, 2011:

Production asset	Quantity	Capacity (thousand tons per year) [1]
		Mexico	Argentina	Other	Total
Coke Plant	4		1,030		1,030
Sinter Plant	1		1,490		1,490
Direct Reduced Iron (DRI) Plant	3	2,700			2,700
Blast Furnace	2		3,890		3,890
Electric Arc Furnace	5	3,990		160	4,150
Basic Oxygen Furnace	3		5,000		5,000
Thin Slab Continuous Caster	1	2,300			2,300
Slab Continuous Caster	1		2,880		2,880
Billet Continuous Caster	3	1,620		150	1,770

Production asset	Quantity	Capacity (thousand tons per year) [1]
		Mexico	Argentina	Other	Total
Slab - Rolling Mill	4	6,030	2,830		8,860
Skin - Pass Mill	4	2,220	940		3,160
Billet - Rolling Mill	4	1,080		160	1,240
Pickling Line	8	3,590	1,790		5,380
Cold-Rolling Mill (Tandem or Reversing)	9	2,540	1,800		4,340
Electrolytic Cleaning	4	1,260	200		1,460
Annealing Line	4	1,240	1,240		2,480
Temper Mill	6	1,360	1,770		3,130
Tension-Leveling / Inspection Line	7	800	980		1,780
Electro-tin plating line	1		150		150
Hot Dip Galvanizing Line	12	1,450	550	390	2,390
Electro-galvanizing Line	1		120		120
Color - Coating Line	8	660	110	180	950
Slitter	37	1,960	450	280	2,690
Cut to Length	37	560	860	130	1,550
Roll Forming Line	35	490	410	250	1,150
Panel Line	4	80			80
Profile Line	16	190		80	270
Tube Line	23	500	200	50	750
Structural Beams Lines	1			50	50
Wire Drawing Lines	15			110	110
Wire Mesh Lines	2			30	30
Rebar Processing Lines[2]	35			100	100

[1]

In this annual report annual production capacity is calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

[2]	Includes shears, straighteners, stirrup benders and shaping centers.

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

The following table sets forth key items of information regarding Ternium’s principal production locations and production units:

Type of Plant
Unit	Country	Integrated	Downstream	Service Center	Distribution Center	Location	Products
Guerrero[1]	Mexico	X		X		San Nicolás d.l.G., Nuevo León	Flat
Norte[2]	Mexico	X				Apodaca, Nuevo León	Long
Puebla[3]	Mexico	X				Puebla, Puebla	Long
Juventud[4]	Mexico		X	X		San Nicolás d.l.G., Nuevo León	Flat
Churubusco[5]	Mexico		X	X		Monterrey, Nuevo León	Flat
Monclova[6]	Mexico		X			Monclova, Coahuila	Flat
Universidad[7]	Mexico		X			San Nicolás d.l.G., Nuevo León	Flat
Apodaca Industrial[8]	Mexico			X		Apodaca, Nuevo León	Flat

Type of Plant
Unit	Country	Integrated	Downstream	Service Center	Distribution Center	Location	Products
Apodaca Comercial[9]	Mexico			X		Apodaca, Nuevo León	Flat
Varco-Pruden[10]	Mexico			X		Ciénaga de Flores, Nuevo León	Metal buildings
San Luis[11]	Mexico			X		San Luis, San Luis Potosí	Flat
DC Chihuahua	Mexico				X	Chihuahua, Chihuahua	Flat
DC BC	Mexico				X	Tijuana, Baja California	Flat
DC MTY	Mexico				X	Monterrey, Nuevo León	Flat
DC Puebla	Mexico				X	Puebla, Puebla	Flat
DC Guadalajara	Mexico				X	Guadalajara, Jalisco	Flat
DC Mexico	Mexico				X	Tultitlán, Estado De México	Flat
DC Culiacán	Mexico				X	Culiacán, Sinaloa	Flat
DC Veracruz	Mexico				X	Veracruz, Veracruz	Flat
DC Mérida	Mexico				X	Mérida, Yucatán	Flat
DC Tuxtla	Mexico				X	Tuxtla Gtz, Chiapas	Flat
Shreveport[12]	USA		X			Shreveport, Louisiana	Flat

[1]

The Guerrero unit, located in the metropolitan area of Monterrey, Nuevo León, Mexico, produces hot-rolled and cold-rolled coils for the industrial, construction and home appliance sectors and for further processing in other Ternium Mexico’s units. It also produces slitted and cut-to-length products for the industrial sector, and profiles and tubes for the industrial and construction sectors. This unit includes two steel service centers, a slab-rolling mill, and an integrated facility based on direct reduced iron, or DRI, mini-mill steelmaking and thin-slab casting/rolling mill technologies that uses iron ore pellets and steel scrap as main raw materials. The facility sources all of the iron ore from Ternium Mexico’s mining operations and the electricity and natural gas from the Mexican grid. In addition, the facility sources its net requirements of slabs from Mexican and international producers. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other Inputs.”

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

[3]

The Puebla unit in Puebla, Mexico, produces rebar and wire rod mainly for the construction and industrial sectors, including high-carbon, low-carbon and micro-alloyed wire rod. It is an integrated facility based on DRI and mini-mill steelmaking technologies that uses iron ore pellets and steel scrap as main raw materials. The facility sources all of the iron ore from Ternium Mexico’s mining operations and the electricity and natural gas from the Mexican grid. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other Inputs.”

[4]

The Juventud unit in Nuevo León, Mexico, produces galvanized and color coated coils for the construction, home appliance and other industries and has a steel service center that produces slitted and roll-formed products, panels and tubes for the construction and industrial sectors. This plant processes hot-rolled and cold-rolled coils received from Ternium Mexico’s units in Nuevo León.

[5]

The Churubusco unit in Nuevo León, Mexico, produces hot-rolled and cold-rolled coils for the industrial, construction and home appliance sectors and for further processing in other Ternium Mexico’s units. It also produces slitted and cut-to-length products for the industrial sector. The facility sources its requirements of slabs from other Mexican producers and from the international markets. Ternium’s procurement policy for slabs is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other Inputs.”

[6]

The Monclova unit in Coahuila, Mexico, produces galvanized and color coated sheets for the home appliance industry. This plant processes cold-rolled coils mainly received from Ternium Mexico’s units in Nuevo León.

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

[12]	The Shreveport unit in Louisiana, US, produces galvanized and color coated sheets. It processes cold-rolled coils procured in the international markets.

On October 4, 2010, Ternium and Nippon Steel signed a definitive agreement to form a company in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. The company, Tenigal, was established in November 2010 with Ternium and Nippon Steel holding 51% and 49% participations, respectively. Tenigal began work for the construction of a hot-dip galvanizing plant in the vicinity of Monterrey City (equivalent to the state-of-the art equipment now in operation at Nippon Steel’s steelworks in Japan) with a production capacity of 400,000 metric tons per year. The plant is expected to commence production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, in 2013. Tenigal is expected to serve the requirements of the growing automotive industry in Mexico, including those of the Japanese car makers. In addition, Ternium Mexico plans to construct a new cold-rolling facility, including new pickling, cold-rolling, annealing and tempering lines at the same site, which is also expected to commence production in 2013. Part of the output from these lines will be used to supply the Tenigal plant. For more information on the Tenigal project, see note 29 to our audited consolidated financial statements included elsewhere in this annual report.

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

The following table set forth key items of information regarding Ternium’s principal production locations and production units:

Type of Plant
Unit	Country	Integrated	Downstream	Service Center	Distribution Center	Location	Products
San Nicolás[13]	Argentina	X				Ramallo, Buenos Aires	Flat
Canning[14]	Argentina		X	X		Canning, Buenos Aires	Flat
Haedo[14]	Argentina		X	X		Haedo, Buenos Aires	Flat
Florencio Varela[15]	Argentina		X	X		Florencio Varela, Buenos Aires	Flat

Type of Plant
Unit	Country	Integrated	Downstream	Service Center	Distribution Center	Location	Products
Ensenada[16]	Argentina		X			Ensenada, Buenos Aires	Flat
Rosario[17]	Argentina			X		Rosario, Santa Fe	Flat
San Luis[17]	Argentina			X		San Luis, San Luis	Flat
Serviacero III[18]	Argentina			X		Ramallo, Buenos Aires	Flat
Sidercrom[19]	Argentina			X		Ramallo, Buenos Aires	Flat
Manizales Acasa[20]	Colombia	X				Manizales, Caldas	Long
Barranquilla[21]	Colombia			X		Malambo, Atlántico	Flat
Itaguí[22]	Colombia			X		Itaguí, Antioquía	Long
Calí Perfilamos[23]	Colombia			X		Puerto Tejada, Cauca	Flat
Medellín[24]	Colombia			X		Medellín, Antioquía	Flat and long
Bogotá[24]	Colombia			X		Bogotá, Cundinamarca	Flat and long
Calí Ferrasa[24]	Colombia			X		Calí, Valle del Cauca	Flat and long
Montería[24]	Colombia			X		Montería, Córdoba	Flat and long
Manizales Ferrasa[24]	Colombia			X		Manizales, Caldas	Flat and long
Villa Nueva[25]	Guatemala		X	X		Villa Nueva, Guatemala	Flat
DC Norte	Guatemala				X	Guatemala, Guatemala	Flat
DC Occidente	Guatemala				X	Mazatenango, Suchitepéquez	Flat
Tegucigalpa[26]	Honduras			X		San Pedro Sula, Cortés	Flat
DC Tegucigalpa	Honduras				X	Tegucigalpa, Distrito Central	Flat
San Salvador[26]	El Salvador			X		San Salvador, San Salvador	Flat
DC San Miguel	El Salvador				X	San Miguel, San Miguel	Flat
Managua[26]	Nicaragua			X		Managua, Managua	Flat
Heredia[27]	Costa Rica			X		Heredia, Heredia	Flat
Panamá[24]	Panama			X		Panama, Panama	Long

[13]

The San Nicolás unit in the Province of Buenos Aires, Argentina, produces hot-rolled, cold-rolled and tinplate coils for the construction, industrial and packaging sectors and for further processing in other Siderar units. San Nicolás includes an integrated facility based on blast furnace and basic oxygen furnace technologies, supplemented with a sinter plant, coking batteries, a by-product plant and a power plant. It uses metallurgical coal and iron ore lumps, pellets and fines as main raw materials. The facility sources all of its coal and iron ore needs from the international markets, shipped to its own port on the banks of the Paraná river. It sources the natural gas from the Argentine grid, produces most of its electricity needs in its own power plant and sources its net requirements of electricity from the Argentine grid. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview— Raw Materials, Energy and Other Inputs.”

[14]

The Canning and Haedo units in the Province of Buenos Aires, Argentina, produce galvanized sheets, slitted and roll-formed products and profiles for the construction and home appliance sectors. In addition, the Canning facility produces color coated sheets for such markets. Both plants process cold-rolled coils received from Siderar’s San Nicolás and Ensenada units.

[15]

The Florencio Varela unit in the Province of Buenos Aires, Argentina, produces electrogalvanized sheets, blanks and slitted products for the automotive, construction and other industries. This plant processes cold-rolled coils received from Siderar’s San Nicolás and Ensenada units.

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

Iron ore mining facilities

Ternium has a 100% interest in Las Encinas S.A. de C.V., or Las Encinas, and a 50% interest in Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V., or Peña Colorada. The following table provides an overview, by type of asset, of Ternium’s production capacity:

Production asset	Las Encinas		Peña Colorada
	Quantity	Capacity*	Quantity	Capacity*
Crushing Plant	2	5,300	1	9,200
Beneficiation Plant	1	2,000	1	4,500
Pelletizing Line	1	1,900	2	4,000

*	In thousand of tons per year

Las Encinas operates the Aquila open pit mine located in Michoacán, Mexico. The expected mining life of active mining sites is 17 years. Las Encinas produces iron ore pellets. The facilities include crushing and beneficiation plants located close to the mines and beneficiation and pelletizing plants located near Alzada in Colima, Mexico, approximately 160 kilometers from Aquila. The iron ore pellets are transported by train to Ternium Mexico’s integrated facilities. The utilization rate of Las Encinas’s facilities in 2011, based on its pellet production, was 89%. Las Encinas used to operate El Encino underground mine located in Jalisco, Mexico. During 2011, El Encino’s cost-effectively minable reserves were exhausted and the mine ceased operations.

Peña Colorada operates an open pit mine located in Colima, Mexico. The expected mining life of active mining sites is 26 years. Peña Colorada produces iron ore pellets and magnetite concentrate. The facilities include crushing and beneficiation plants located close to the mine, near Minatitlán, and a pelletizing plant, including two pelletizing lines, located near the Manzanillo seaport on the Pacific coast in Colima, Mexico, 50 kilometers from Minatitlán. Ternium and ArcelorMittal each own 50% of Peña Colorada. Under the existing arrangements, Peña Colorada is required to sell half of the mine’s production to each of Ternium and ArcelorMittal. See Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other Inputs—Mexico—Iron Ore.” Both iron ore pellets and magnetite concentrates are transported by train or from the Manzanillo seaport to Ternium’s facilities, to ArcelorMittal’s facilities and abroad. The utilization rate of Peña Colorada’s facilities in 2011, based on its pellet production, was 100%.

The mining concessions of Las Encinas and Peña Colorada were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

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

Iron ore extraction and processing. The iron ore pellet production process begins with the sourcing of iron ore from Ternium’s own mines in Mexico. The ore is extracted from open pit mines. Extraction consists of removing waste and ore from the surface with explosives and loading and transporting it by truck to the crushing facilities where it is resized to a specified size.

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

Steel production. Ternium produces semi-finished steel in the form of thin slabs, slabs, billets and round bars through the electric arc furnace and the blast furnace methods. Under the electric arc furnace method, which is used in Mexico and Colombia, the iron metal charge is heated with other elements to obtain molten steel. The molten steel is then cast, using the continuous casting method, into billets and thin slabs. The iron metal charge in the Norte and Manizales plants is steel scrap, and the iron metal charge in the Monterrey and Puebla plants is a mix of DRI and steel scrap. The DRI results from the conversion of pellets in the DRI modules. One of Monterrey’s DRI plants includes the latest DRI HYL ® technological advances, such as Hytemp ®, which permits the hot discharge of the DRI to the electric arc furnace, generating significant energy savings and improving productivity.

Under the blast furnace method, which is used in Argentina, iron ore pellets, lumps, sinter (a mixture of iron ore fines and limestone produced in our sinter plant) and coke (a solid residue obtained from the distillation of coal produced in our coking batteries) are mixed in the blast furnaces in a process that melts and reduces the iron ore, obtaining pig iron. The molten pig iron is then mixed with steel scrap and other products in a basic oxygen furnace through a process that removes impurities from the pig iron by injecting pure oxygen at high pressure into the molten metal, burning-off carbon and other elements. The molten steel is then cast using the continuous casting method, into slabs.

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

Cold-rolled coils can be further processed into tin plate at Siderar’s facility in Argentina (by adding a thin layer of tin), into galvanized or electrogalvanized sheets at several of Ternium’s facilities in Mexico, the United States and Guatemala and at Siderar’s facility in Argentina (by adding a thin layer of zinc to the products through different processes) or into pre-painted products. Some of these products can be further processed into slit, cut-to-length and tailor-made products according to customers’ needs at Ternium’s service centers, which are located in several countries. In addition, coated, cold-rolled and hot-rolled coils can be further processed into tubular products, such as welded pipes, insulated panels and architectural panels, among other products.

Sales and Marketing

Net Sales

Ternium primarily sells its steel products in the regional markets of North America and Central and South America, where it can leverage its strategically located manufacturing facilities to provide specialized products, delivery services to its clients and reduced freight costs.

Our total net sales amounted to USD9.2 billion in 2011, USD7.4 billion in 2010 and USD5.0 billion in 2009. For further information on our net sales, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations.”

The following table shows Ternium’s total consolidated net sales by product and geographical region for the years indicated:

In millions of U.S. dollars	For the year ended December 31,
	2011	2010	2009
Flat Steel Product Sales
North America	4,108.8	3,464.9	2,371.9
South and Central America	3,658.1	2,886.2	1,717.1
Europe and Other	25.2	25.3	161.0

Total Flat Steel Products Sales	7,792.0	6,376.4	4,250.0

Long Steel Product Sales
North America	880.3	640.7	512.0
South and Central America	337.5	163.9	57.3
Europe and Other	—	28.6	3.5

Total Long Steel Product Sales	1,217.9	833.1	572.9

Total Other Sales (1)	147.3	172.5	136.1

Total Sales	9,157.2	7,382.0	4,959.0

(1)	The item “Other Sales” primarily includes iron ore, pig iron and pre-engineered metal buildings.

In thousands of tons	For the year ended December 31,
(unaudited)	2011	2010	2009
Flat Steel Product Sales Volume

North America	4,014.7	3,852.1	3,114.5
South and Central America	3,285.7	2,877.0	1,903.6
Europe and Other	34.9	42.6	287.0

Total Flat Steel Product Sales Volume	7,335.3	6,771.7	5,305.2

Long Steel Product Sales Volume
North America	1,104.0	974.2	931.2
South and Central America	384.3	258.7	118.4
Europe and Other	—	50.0	6.1

Total Long Steel Product Sales Volume	1,488.3	1,282.9	1,055.6

Total Sales Volume (1)	8,823.6	8,054.6	6,360.8

(1)	The Total Sales Volume does not include Other Sales.

North America Region

Sales to customers in the North America Region accounted for 55.5% of Ternium’s consolidated sales during 2011, 57.0% during 2010 and 60.0% during 2009. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2011 compared to Fiscal Year Ended December 31, 2010—Net Sales” and “—Fiscal Year Ended December 31, 2010 compared to Fiscal Year Ended December 31, 2009—Net Sales.”

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

South and Central America Region

Sales to customers in the South and Central America Region accounted for 43.9% of Ternium’s consolidated sales during 2011, 41.4% during 2010 and 35.9% during 2009. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2011 compared to Fiscal Year Ended December 31, 2010—Net Sales” and “—Fiscal Year Ended December 31, 2010 compared to Fiscal Year Ended December 31, 2009—Net Sales.”

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

Europe and Other

Sales to customers in Europe and other regions, which are generally made on a spot basis, accounted for 0.6% of Ternium’s consolidated sales during 2011, 1.6% during 2010 and 4.0% during 2009. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2011 compared to Fiscal Year Ended December 31, 2010—Net Sales” and “—Fiscal Year Ended December 31, 2010 compared to Fiscal Year Ended December 31, 2009—Net Sales.”

Ternium’s sales in Europe and other regions are carried out through the Ternium commercial network and in 2011 were mainly destined for the European Union, Pakistan, India and Vietnam.

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

Ternium adapts its marketing strategy according to the different regions it serves. Its sales force specializes in different regional requirements, ranging from product specifications to transport logistics.

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

North America Region

The North American steel market is highly competitive, since most major international steel producers direct part of their sales efforts to this region. Ternium’s steel customers in Mexico are in the construction industry, the automotive industry, the energy sector and the home appliances sector, among other industries. In Mexico, where our main production facilities are located, we can offer customized services.

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

Ternium Mexico has a department focused on the development of small- and medium-sized companies in Mexico under a program created by the Techint group for the development of its customers and the local industry (“Propymes”). The objective of the program is to improve the competitiveness of customers and suppliers, to increase their exports and to allow them to substitute imports with local products. Approximately 150 companies are part of this program in Mexico, which provides support for industrial, training, and institutional requirements of the participating companies.

Several Mexican steel producers compete with us in the flat and long steel markets, as discussed below in “—Competition.” Ternium’s experienced sales force specializes in the needs of each market sector and focuses on value-added products and services. In this competitive and end-user oriented market, the extensive use of well-known commercial brands allows customers to clearly recognize Ternium’s products. Ternium seeks to increase its competitive advantage by providing value-added services, including the technical assistance related to steel use and production, and developing new steel products.

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

Through Siderar’s service centers in Argentina and Ternium’s service centers located in Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama, Ternium can cut, paint or roll-form its products to specific client requirements. Customized products include metallic roofing, auto parts, steel for agricultural machinery, different types of tin used to produce sprays and food containers and cut-to-length products used in the home appliance and construction industries.

Ternium has commercial offices in Argentina, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Uruguay. These offices provide services such as market development, analysis of businesses opportunities, and customer support in their respective countries. Propymes was implemented in Argentina in 2002, with the objective of promoting the local industry. Approximately 640 companies are part of this program, which provides support for industrial, training, commercial, financial and institutional requirements of the participating companies.

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

Steel consumption has historically been centered in developed economies, such as the United States, Western Europe and Japan. However, in recent years steel consumption in Asia, and in particular China, has increased significantly. Moreover, while production in Europe, Japan and the United States remains significant, steel producers in those regions have increasingly focused on the rolling and finishing of semi-finished products.

There has been a trend in recent years toward steel industry consolidation among Ternium’s competitors. In addition, the Venezuelan government has reestablished itself as a steel producer with the nationalization of Sidor. Below is a summary of the most significant transactions:

•	June 2006: Mittal Steel and Arcelor merge to create ArcelorMittal, the world’s largest steel company.

•	March 2007: Votorantim acquires Colombia’s Aceria Paz del Rio.

•	April 2007: Tata Steel completes the acquisition of Corus.

•	July 2007: Gerdau acquires Chaparral Steel.

•	August 2007: US Steel acquires Stelco.

•	March 2008 to May 2008: Severstal acquires Sparrows Point, WCI Steel and Esmark (subsequently, during 2011, it divested Sparrows Point, Warren and Wheeling).

•	February 2011: Nippon Steel and Sumitomo announce a merger plan.

Despite this trend, the global steel market remains highly fragmented. In 2010, the five largest steel producers, ArcelorMittal, Hebei, Baosteel, Angang and Wuhan, accounted for 19% of total worldwide steel production, compared to 15% for the five largest steel producers in 2000.

Steel prices in general, including both flat and long products, have exhibited significant volatility in recent years. From 2000 to 2002, the industry, especially in North America, experienced fluctuating capacity utilization, low demand growth levels and other adverse conditions, which led to depressed steel prices, adversely impacting many steel producers’ profitability. In 2003 and 2004, steel prices increased worldwide, due to higher economic growth in most regions, particularly China and other developing countries, as well as higher raw material prices (for iron ore, ferroalloys and energy). During the first quarter of 2008, steel prices went up significantly due to higher demand for steel products and higher input costs resulting from constraints in the availability of raw materials. However, this trend reversed beginning in the second half of 2008 due to a global economic downturn, with prices and costs declining steeply. Beginning in the second half of 2009, steel prices in the international markets rebounded mainly as a result of the increase in the demand for steel in China and other emerging markets, and the subsidence of the worldwide de-stocking process. This positive trend in international steel prices partially reversed during the second half of 2010, as an increase in demand for steel products was more than offset by new capacity additions and idled capacity restarts. A more balanced market and the increase in steel demand by year-end 2010 supported a steel price rally during the first quarter of 2011. During 2011 and first quarter 2012, steel prices followed a pattern similar to that witnessed during the previous year.

North America Region

Mexico. Ternium has strong domestic competitors in the Mexican steel market and faces significant competition from imports. According to Canacero, the Mexican chamber of the iron and steel industry, imports of hot-rolled, cold-rolled and galvanized steel products into Mexico accounted for approximately 30%, 31% and 27% of the Mexican market in 2011, 2010 and 2009, respectively, as steel consumption in Mexico is higher than the installed steel capacity in the country.

Our largest Mexican competitor in the flat products market is AHMSA, an integrated steel producer located in Monclova, Coahuila, that produces a wide variety of steel products. AHMSA focuses on low value added products such as plate and commercial quality hot-rolled and cold-rolled coils. Other significant domestic competitors are Lámina y Placa Comercial S.A. de C.V. (Grupo Villacero), a producer of galvanized coils and a distributor of steel products with operations throughout Mexico, and POSCO, a Korean steel company that produces galvanized coils in Mexico.

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

United States. Ternium has a very small participation in the U.S. steel markets in comparison with U.S. domestic steel manufacturers and importers. It successfully competes in the Gulf Coast and a large portion of the West Coast where its facilities have logistical advantages.

South and Central America Region

Ternium’s most significant markets in the South and Central America Region are Argentina and Colombia. Other relevant markets in the region are Central America, Paraguay, Uruguay, Bolivia and Chile.

Argentina. Siderar is the main producer of flat rolled steel products in Argentina. Its main competition in the Argentine flat steel market are imports, mainly from Brazil. The main Brazilian producers of flat steel value-added products are Usiminas, Companhia Siderúrgica Nacional and ArcelorMittal.

Colombia. In 2010, Ternium acquired a 54% ownership interest in Ferrasa. Ferrasa is the main flat steel processor in Colombia and is also a long steel producer. Its main competitors in the Colombian steel market are Acerías de Colombia, Acerías Paz del Río and Diaco. Through the acquisition of Ferrasa, Ternium increased its market share in Colombia.

Other South and Central American markets. Ternium keeps an active presence in the region, particularly in those steel markets where there is the absence or limited presence of domestic competitors. Ternium keeps a leading position in the flat steel markets of Paraguay and Uruguay and has a presence in the flat steel markets of Chile and Bolivia, where the location of Ternium’s facilities in neighboring Argentina provides a logistical advantage to supply these markets vis a vis its foreign competitors. In addition, Ternium is present in the steel markets of Ecuador and Peru, although it usually faces strong competition in these markets from steel producers located in Brazil and Venezuela. Finally, Ternium keeps a leading position in the flat steel market of Central America, where it leverages its logistical advantages stemming from the location of its facilities in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Mexico and Panama.

Capital Expenditure Program

Capital expenditures in Ternium’s facilities during 2011 amounted to approximately USD601 million. We currently expect that our capital expenditures for 2012 for future and ongoing capital expenditure projects will amount to approximately USD1 billion and that such amount will be financed with cash from operations and debt.

The main objectives of Ternium’s current capital expenditure program are to:

•	maintain and replace equipment;

•	increase steel production and processing capacity;

•	increase product range;

•	reduce production costs;

•	improve product quality, equipment reliability and productivity;

•	comply with applicable environmental standards; and

•	provide enhanced customer services.

In the past, we announced new investments and projects to be developed in Mexico and in Argentina. These investments were aimed at increasing steel production and processing capacity through the construction of new facilities and the expansion of existing ones. The current status of these projects is discussed below.

North America Region

During 2011, Ternium’s capital expenditures in the region amounted to USD391 million. We carried out a basic capital expenditure plan in order to maintain our equipment’s operating performance and, at the same time, we continued with some projects of which the most significant were:

•

Construction of new cold-rolling and galvanizing facilities in the vicinity of Monterrey City, Mexico. The cold-rolling facilities include new pickling, cold-rolling, annealing and tempering lines. Part of the output from these lines will be used to supply the new galvanizing facilities. Ternium expects that these lines will commence production in 2013 and that the required total investment will be approximately USD700 million. The expected production capacity of the new cold-rolling facility upon completion is 1.5 million tons per year. In addition, Tenigal, a Mexican company established in November 2010 with Ternium and Nippon Steel holding 51% and 49% participations, respectively, is building the hot-dip galvanizing plant at the same site. Ternium expects that this plant will commence production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, in 2013, and that the required total investment will be approximately USD350 million. The expected production capacity of the new galvanizing facility upon completion is 400 thousand tons per year. For more information on the Tenigal project, see note 29 to our audited consolidated financial statements included elsewhere in this annual report.

•

Expansion and enhancement of our service and distribution center network in Mexico. This project is expected to be completed during 2015 in two stages, for a total investment of approximately USD50 million. The first stage includes the expansion and enhancement of three distribution centers, completed during 2011, and rail network connection enhancements, to be completed during 2012. The second stage includes the development of a new service center in the distribution center located in central Mexico to be completed during 2015.

•	Enhancement of our defuse emission control equipment at our steel shop in the Norte unit. This environmental project was completed during 2011 for a total investment of approximately USD25 million.

•

Revamping of a grinding plant. This plant is part of the Las Encinas mining operations in Mexico. The project, completed during 2011 for a total investment of approximately USD30 million, is aimed at expanding the facility’s iron ore processing capacity.

South and Central America Region

During 2011, Ternium’s capital expenditures in the region amounted to USD209 million. We carried out a basic capital expenditure plan to maintain our equipment’s operating performance, continued with some projects and started new ones, of which the most significant were carried out in Argentina:

•

Progress in the expansion of hot rolling mill capacity. This mill is part of the San Nicolás unit of Siderar’s operations. The expansion, for a total investment of approximately USD80 million, includes the installation of an additional coiler (completed in the first quarter of 2012), and the installation of a new exit (to be completed during 2013), enabling an expected increase in the mill’s annual processing capacity of approximately 100,000 tons of slabs.

•

Revamping and expansion of the by-products plant at Siderar’s coking facilities. These facilities are part of the San Nicolás unit of Siderar’s operations. The project is expected to be completed during 2012 and, together with the repairs and enhancements at the coking facilities, is expected to allow the increase in coke annual production capacity by approximately 400,000 tons. The required total investment is expected to be approximately USD70 million.

•

Construction of a vacuum degassing in the steel shop. These facilities are part of the San Nicolás unit of Siderar’s operations. This equipment will enable the production of interstitial-free steel for certain applications in the automobile industry. It is expected that the project will be completed during 2013 and that the required total investment is expected to be approximately USD50 million.

•

Progress in repairs and enhancements at Siderar’s coking facilities. These facilities are part of the San Nicolás unit of Siderar’s operations. Works included repairs in one chimney, completed during 2011, and in coke oven batteries #3 and #4, expected to be completed during 2012. The required total investment is expected to be approximately USD90 million.

•

Progress in the expansion of galvanizing capacity. These facilities are part of the Haedo unit of Siderar’s operations. Works include the revamping and expansion of a hot-dip galvanizing mill, a project we expect to complete during 2012 for a total investment of approximately USD20 million.

•

Progress in the construction of a new continuous caster in the steel shop. These facilities are part of the San Nicolás unit of Siderar’s operations. The project, expected to be completed during 2013, is expected to increase slab annual production capacity by approximately 500,000 tons. The required total investment is expected to be approximately USD180 million.

•

Expansion of service center processing capacity. This project, completed during 2011 for a total investment of approximately USD15 million, involved the expansion of warehouse capacity and the installation of a new slitter at the Florencio Varela unit of Siderar’s operations.

2012 Capital Expenditures

In 2012, Ternium intends to further develop its ongoing projects, primarily in Mexico and Argentina. Our main ongoing project consists of the new cold-rolling and galvanizing facilities being constructed in the vicinity of Monterrey City, Mexico. Consistent with the objectives of our capital expenditure program, we also plan to conduct feasibility studies on, and eventually implement, other projects in Mexico, Argentina and Colombia.

In addition, we will continue evaluating growth opportunities in the region. In Brazil, for example, we are exploring a project (the Açu Port project) to produce iron ore pellets and steel products, which would involve building a pelletizing facility in a first stage, and subsequently constructing a DRI-based mini-mill steelmaking facility. We have taken several preliminary steps in connection with this project. The acquisition of the land for the facilities is nearly complete; we also have a port services contract in place and negotiations for a long term iron ore supply agreement with Anglo American are in progress. We have already obtained a preliminary environmental license, and intend to request an installation license for the pelletizing facility by mid-2012. However, we have yet to secure sufficient quantities of natural gas at competitive pricing, a critical factor for the feasibility of the steel mill. Under existing agreements, we are required to elect whether or not to move forward with the project by September 2012. At that time, we may decide to build a complete project, to build the pelletizing facility only, or to call off the entire project.

Information Technology Investments

We spent an aggregate of approximately USD34 million in information technology during 2011, mainly for the integration of our Mexican facilities into Ternium’s core business administration system.

Raw Materials, Energy and Other Inputs

The main inputs for Ternium’s facilities in Mexico are slabs, iron ore, steel scrap, electricity and natural gas; the main inputs for Siderar’s integrated steel facilities in Argentina are iron ore and coal; and the main inputs for Ternium’s facilities in Colombia are steel products, steel scrap and electricity. Below is a more complete description of the supply conditions for raw materials, energy and other inputs at Ternium’s facilities in these countries. For a description of some of the risks associated with Ternium’s access to raw materials, energy and other inputs, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, slabs and energy could adversely affect Ternium’s profitability.”

Mexico

In Mexico, Ternium’s manufacturing of finished steel products relies on the supply of crude steel from its steelmaking facilities, which are based on the mini-mill technology, and on the purchase of crude steel slabs from third parties. The mini-mill technology melts a variable combination of DRI and steel scrap to produce steel slabs, billets and round bars. Ternium’s production process in Mexico requires extensive use of natural gas and electricity. Third-party slabs are the largest component of production costs; iron ore, scrap, electricity and natural gas costs are also significant.

Slabs. Ternium’s Mexican subsidiary has some non-integrated facilities that consume large quantities of slabs purchased from third-party steel suppliers. Currently, slabs are purchased both in Mexico (primarily from ArcelorMittal) and in the international markets. In addition, in the past Siderar supplied slabs from time to time to our Mexican operations. Slab consumption varies significantly from year to year in accordance with market conditions. Our Mexican subsidiary purchased 2.5 million, 2.6 million and 1.7 million tons of slabs in 2011, 2010 and 2009, respectively. Slab purchase prices are market-based.

Iron ore. As described under “—Production Facilities and Processes—Iron ore mining facilities” above, Ternium’s subsidiaries own interests in two mining companies in Mexico: 100% of the equity of Las Encinas and a 50% equity stake in Peña Colorada. In 2011, Ternium’s Mexican facilities sourced 100% of their iron ore requirements from the mines operated by these two companies. Under our arrangement with Peña Colorada’s other shareholder, an ArcelorMittal subsidiary, we are committed to off-take 50% of the annual production of the Peña Colorada mine. In 2011, approximately 91% of the iron ore production available to Ternium went to our own direct reduction plants and the remaining 9% was sold in the international markets. Most of our iron ore exports during 2011 were made on a spot price basis. On average, we consume approximately 1.17 tons of iron ore to produce one ton of crude steel at our mini-mill facilities in Mexico.

Steel scrap. In 2011, approximately 79% of Ternium’s scrap requirements were obtained in the Mexican market through its own steel scrap collecting and processing operations and approximately 21% was purchased in the United States. Scrap is purchased at market prices. On average, we consume approximately 0.33 tons of scrap to produce one ton of crude steel at our mini-mill facilities in Mexico.

Electricity. Electric arc furnaces consume large quantities of electricity. During 2011, 60% of Ternium Mexico’s total consumption was supplied by the Comisión Federal de Electricidad or CFE, Mexico’s state-owned electricity company. The remainder was mostly purchased under long-term contracts from two other suppliers with power plants in the Monterrey area, Iberdrola Energía Monterrey, S.A. de C.V., or Iberdrola, a subsidiary of a Spanish utility company, and Tractebel Energía de Monterrey, S. de R.L. de C.V., or Tractebel, a subsidiary of a U.S. utility company. We have a long-term contract with Iberdrola for approximately 111 MW power capacity and a long-term contract with Tractebel for approximately 90 MW power capacity. Electricity purchases under these contracts are made at prices linked to prevailing market conditions. On average, we consume approximately 0.67 MWH of electricity to produce one ton of crude steel at our mini-mill facilities in Mexico.

Natural gas. Natural gas is mainly used as a reducing agent for the production of DRI and for the reheating of slabs and billets before the hot-rolling process. In Mexico, Ternium purchases natural gas from Pemex, the Mexican state-owned oil and gas company that is Mexico’s sole producer of natural gas, and from three distributors: Gas Industrial de Monterrey S.A. de C.V. (GIMSA), Compañía Mexicana de Gas (CMG) and Gas Natural Mexico. Natural gas prices for Ternium Mexico are determined based on the average of the quoted prices of several indexes plus transportation and service costs depending on the areas or cities or pursuant to the methodology approved by the Energy Regulatory Commission for prices applicable to an area, as the case may be. Those prices are related to the market prices of natural gas in the southern United States. On average, we consume approximately 9.4 million btu of natural gas to produce one ton of crude steel at our mini-mill facilities in Mexico.

Argentina

In Argentina, Siderar produces crude steel through the use of blast furnace technology. The principal raw materials used to produce steel are iron ore and coal. The manufacturing process also requires significant quantities of electricity and natural gas.

Iron ore. Iron ore is purchased under long-term agreements from suppliers in neighboring Brazil. Prices under these contracts are determined in accordance with market conditions. Our main suppliers of iron ore, in the form of lumps, pellets and sinter feed fines, are Vale and MMX. Our geographic location provides favorable access to high quality iron ore lump and fines produced in Brazil’s iron ore mines in the Pantanal Region (Mato Grosso do Sul state), which are transported on barges navigating the Paraguay and Parana Rivers; accordingly, our costs associated with the provision of iron ore are low in comparison with customers requiring seaborne shipping. In addition, Siderar’s steelmaking facility in Argentina receives iron ore pellets and fines from ports located on Brazil’s ocean coast. We consume approximately 1.34 tons of iron ore to produce one ton of crude steel in Argentina.

Coking coal and related materials. Siderar obtains its coke through the distillation of coking coal and petroleum coke in its coke ovens. Siderar requires different types of coal to produce coke. Coking coal is purchased under short-term contracts and on the spot market from several major international suppliers based mainly in Australia and the United States. Prices under contracts are determined in accordance with market conditions. Petroleum coke is sourced domestically from oil companies such as Exxon Mobil and Repsol YPF. The volume purchased from each supplier mainly depends on the technical quality requirements of the blast furnace operations. We consume 0.47 tons of coking coal and petroleum coke to produce one ton of crude steel in Argentina.

Electricity. Siderar consumes large quantities of electricity for its manufacturing activities, particularly in its San Nicolás and Ensenada facilities. Most of the electricity required by our San Nicolás facility is self-generated on site by a wholly-owned thermoelectric plant with an installed power capacity of 110 MW. This thermoelectric plant uses steam primarily generated from by-product gases obtained in the steelmaking process (blast furnace and coke oven gases) and also steam purchased at market prices under a long-term steam sales agreement, from a power plant located within the San Nicolás facility owned by Siderca S.A.I.C., a subsidiary of Tenaris. Additional fuel requirements for steam production are covered with natural gas purchased from different market vendors, and/or fuel oil bought at market prices. Siderar covers electricity shortfalls or sells excesses, as the case may be, at spot prices in the wholesale market. In order to cover its electricity requirements Siderar entered into electricity supply contracts with the Central Puerto and Genelba, utilities controlled by SADESA Group and Petrobras, respectively. Over the course of the last several years, demand for electricity has increased substantially, resulting in shortages of electricity to residential and industrial users during periods of high demand. Accordingly, in 2008 certain Siderar facilities suffered interruptions in their electricity supply at peak hours. We consume approximately 0.10 MWH of electricity to produce one ton of crude steel in Argentina.

Natural gas. Siderar also consumes substantial volumes of natural gas, particularly to operate its blast furnace and power generation facilities in San Nicolás. Siderar purchases natural gas at market prices mainly from Pan American Energy, Total Austral, Tecpetrol S.A., a company controlled by San Faustin, and natural gas traders, including MetroEnergía, Albanesi, Gas Patagonia and Energy Traders. As is the case with electricity, natural gas demand has increased significantly, and supply to industrial users (including Siderar) has often been restricted during the Southern Hemisphere winter due to supply shortages.

For its San Nicolás facility Siderar has separate transportation and distribution agreements with Transportadora de Gas del Norte S.A., or TGN, and Litoral Gas, companies in which San Faustin holds significant but non-controlling interests. Siderar’s firm transportation contracts with TGN expire in April 2028, whereas its distribution agreement with Litoral Gas expires in December 2012. For its other facilities Siderar’s transport and distribution needs are covered by the corresponding regional distributors Camuzzi Gas Pampeana S.A., Gas Natural Ban S.A. and Metrogas S.A. We consume approximately 4.9 million btu of natural gas to produce one ton of crude steel in Argentina.

Other inputs. Siderar has on-site oxygen, nitrogen and argon separation plants in order to extract these gases for use in the steelmaking process. Siderar’s separation plants are being managed by Air Liquide Argentina S.A., or Air Liquide. Siderar is a party to a long-term contract with Air Liquide for the supply of oxygen, nitrogen and argon. As of December 31, 2011 the agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD59.0 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD116.1 million to satisfy the requirements through 2025 of a new separation facility to be constructed as part of Siderar’s expansion plan. As a result of the several global crisis that began in 2008 and the uncertainties surrounding the evolution of steel demand in the domestic and global markets, the parties engaged in discussions for the renegotiation of the contract. In February 2011, Siderar and Air Liquide reached agreement on the terms of the renegotiation; the obligations of the parties under the agreement related to the new separation facility were suspended through March 31, 2012 (subsequently extended to May 15), and Siderar agreed to purchase from Air Liquide certain equipment for an aggregate amount of approximately, as of December 31, 2011, USD21.4 million (as of December 31, 2011, Siderar paid advances in an amount of USD12.6 million). If Siderar was to resume its expansion plan on or prior to May 15, 2012, Air Liquide would be required to repurchase that equipment, and all of the parties’ obligations under the contract would be reinstated; otherwise, all rights and obligations relating to the new separation plant and the related supply of gases would terminate automatically on May 15, 2012, and Siderar would be required to pay to Air Liquide an aggregate amount currently estimated at USD12.0 million.

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

Steel products. Ternium’s operations in Colombia include non-integrated facilities that process steel supplied by Ternium’s overseas subsidiaries at market prices and steel purchased from third-party suppliers procured in the domestic and international markets. Our subsidiary purchased from third parties approximately 235,000 tons of steel products in 2011 and 64,000 tons of steel products from August 2010, the month in which we acquired Ferrasa, until year-end 2010.

Steel scrap. Scrap is the main raw material for producing steel in our steelmaking facilities in Colombia. Ternium sources 100% of its steel scrap needs from the local scrap market. We consume approximately 1.1 tons of scrap to produce one ton of crude steel in Colombia.

Electricity. Manizales is our main electricity consuming unit in Colombia, mainly due to its electric arc furnace-based steel production operations. Manizales purchases electricity from ISAGEN S.A. E.S.P., a Colombian power company, under a five-year supply contract expiring in April 2013. The contract is based on annual consumption rates of approximately 68,400 MWH. Electricity prices under the contract are determined according to local regulations and adjusted with the wholesale price index. We consume approximately 0.58 MWH of electricity to produce one ton of crude steel in Colombia.

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

Ternium established and implemented a Quality Management System, or QMS, and continuously improves its effectiveness in compliance with the requirements of the applicable ISO 9001:2008 and ISO / TS 16949:2009, intended for production of automotive supplies, and other specific requirements. Ternium’s QMS operates with aligned strategies, objectives and criteria throughout Ternium’s subsidiaries. To keep its ISO multisite certification, the QMS is audited annually by Lloyd’s Register Quality Assurance. In 2011, our U.S., Colombian and Costa Rican facilities were included and certified as part of Ternium’s multisite certification scheme.

Ternium Mexico’s and Siderar’s metallurgical testing laboratories are accredited for the performance of various technical tests in accordance with ISO/IEC 17025:2005 General Requirements for the Competence of Testing and Calibration Laboratories or equivalent standards.

Research and Development; Product Development

Product research and development activities at Ternium are conducted through a central Product Development Department in coordination with local teams that operate in several of our facilities. Applied research efforts are carried out in-house and in conjunction with universities and research centers, as well as through participation in international consortia. Ternium also develops new products and processes in cooperation with its industrial customers. Research expenditures are recognized as expenses, and development costs are recorded as cost of sales. For more information on our accounting policy, see note 4 (e) (5) to our audited consolidated financial statements included elsewhere in this annual report.

In 2011, Ternium’s product research and development activities focused on initiatives aimed at increasing market share, adding value to our products and reducing costs. During the year, Ternium completed the first stage of a plan entailing the implementation of an IT system in Mexico that fully integrates product and processing route specifications among its plants. This effort will enable significant optimization in our processes and products, including increasing opportunities for productivity enhancement, cost reduction and inventory optimization.

During 2011, Ternium’s metal building systems division developed the engineering and manufacturing processes required to supply the steel structures and roofing for Tenigal’s facilities in Mexico. Of note were the insulated metal panels and cool roofing systems designed in order to comply with the best criteria for green building. In 2011, we continued certifying our products with customers in the automotive industry in Mexico and Argentina, related to newly defined standards and new car models to be produced in these countries. In this regard, in Argentina, a market that is expected to continue showing dynamism in new models introduction, Siderar gained market share upon receiving customer approval of our hot rolled products for a new light truck model. In addition, Siderar is going through the approval process for a recently developed hot rolled high resistance steel grade for heavy trucks.

During 2011, Ternium developed a new process to manufacture coated steel products with textured high-resistance surface for the appliance market in North America. This new process significantly reduced production costs while yielding an improved and sophisticated aesthetics, allowing Ternium to gain market share and to increase the attractiveness of its products in the high-end appliances market. In 2011, Ternium continued developing products for tube and pipe manufacturers, and completed a project for the manufacturing of high-quality low-inclusion bars, a new family of semi-finished products for oil and gas seamless pipe manufacturing. In addition, it developed rolling processes to obtain thick-gauge high-resistance steels for the manufacturing of welded pipes. These processes will allow Ternium to develop hot rolled coils for the manufacturing of natural gas and water pipelines being developed under Mexican infrastructure plans.

Ternium is continuously reassessing its production processes and products, and developing new ones, with a view to complying with existing and upcoming environmental regulations. During 2011, Ternium launched a project to develop pre-painted galvanized steel free from hexavalent chromium, an element that poses health risks. This project will allow Ternium to keep up with regulations related to the disposal of electric and electronics goods. In addition, Ternium initiated feasibility studies aimed at changing the composition of the electrolyte used in its electro-tin plating line in order to reduce inherent health risks. In 2011, Ternium developed new panels in compliance with the Montreal Protocol regulations. These panels do not require the use of foaming agents that could potentially damage the ozone layer.

Ternium’s medium-term product research and development plans are based on a continuing assessment of steel product performance and the emerging requirements of the industry, carried out in close collaboration with leading steel customers. Based on customer needs, we improve, adapt and create new applications and define future technology requirements at our facilities. With the aim of further developing our metallurgical knowledge and its applications, we continued participating in various medium-term projects, including those related to high-resistance cold rolled steel, through a consortium associated with the University of Pittsburgh in the United States; coating of advanced high strength steels for the automotive industry through consortia associated with McMaster University in Canada and the International Zinc Association; high performance coil coating applications for buildings through the French Corrosion Institute; optimization of cutting sheet steel technologies in direct association with the Instituto Argentino de Siderurgia, and new environmentally friendly processes for the canning industry through the International Tin Research Institute.

In 2012, Ternium plans to develop new products for the agricultural machinery sector to expand its product range and increase its market share in Mexico and Colombia, and to consolidate its market leadership in Argentina. Of note among the products to be developed are quenchable hot and cold-rolled ultra-high-strength steel grades. For welded pipe manufacturers Ternium intends to expand its range of hot-rolled steel grades to capture the expected increased demand for these products following the Mexican government’s announcement of multiple infrastructure projects to increase distribution capacity of natural gas and water in that country. In addition, Ternium expects to develop new high-performance steel grades for round bars for oil and natural gas seamless pipe manufacturers. Ternium also plans to launch an assistance program for Argentine truck bodywork manufacturers in order to implement the usage of high-resistance steel grades that entail increased competitiveness in terms of fuel consumption and payload. In addition, it intends to introduce new high-strength cold-rolled steel grades for the manufacturing of light-weight parts used by the automotive industry. Finally, Ternium is assessing the development of boron-added steel grades for hot and cold-rolled products, an ultra-high resistance product envisioned as a customer choice for high-performance crash-resistance requirements.

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

Ternium reports to the World Steel Association eleven sustainability indicators, among which carbon dioxide emissions data is being reported on an annual basis as part of the association’s initiative to collect emissions data from member companies. We support the steel industry’s ongoing effort to develop innovative solutions to reduce greenhouse gas (GHG) emissions over the life cycle of steel products. According to the Intergovernmental Panel on Climate Change (IPCC), the steel industry accounts for approximately 4% to 5% of total world GHG emissions. Our steel production facilities in Mexico have achieved GHG-specific emission levels that are close to the theoretical minimum. Our Guerrero steel production unit in Mexico has been recognized by the state government for its increased GHG capture levels. In Argentina, Siderar’s GHG-specific emission levels are close to the industry average for blast furnace technology.

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

Ternium has not been subject to any material penalty for any environmental violations in 2011, and we are not aware of any current material legal or administrative proceedings pending against Ternium with respect to environmental matters which could have an adverse material impact on Ternium’s financial condition or results of operations.

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

A mining concession allows its holder to perform both exploration works (including identifying mineral deposits and quantifying and evaluating economically minable reserves) and exploitation works (including detaching and extracting mineral products from such deposits). Mining concessions are granted for a 50-year period from the date of their recording in the Public Mining Registry; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to, the procedures set forth in the Mining Law.

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

Hot-rolled products: On March 28, 2000, the Mexican government imposed antidumping duties on the Russian Federation and Ukraine of 30.31% and 46.66%, respectively, on hot-rolled products. On March 25, 2005, the first sunset review was initiated by the Mexican authorities, and on March 17, 2006 a final resolution was issued, extending the antidumping duties for an additional five-year period. On March 16, 2010, a second sunset review was initiated; and on September 8, 2011, the final resolution was published by which new antidumping duties of 21% and 25% were set for Russia and Ukraine, respectively.

Furthermore, since September 2005, Mexico has imposed antidumping duties against Ukraine (60.1%), Romania (67.60%) and Russia (36.80%) on cut-to-length plates. A sunset review procedure was initiated on September 21, 2010. On March 12, 2012, the Mexican authorities published the final resolution of the sunset review, determining the continuation of the antidumping duties until September 2015.

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

Plate in coil: Since June 1996, an antidumping duty of 29.3% on imports from Russia has been imposed. In June 2003, the first sunset review resolution concluded that the application of the antidumping duty should continue. In June 2007, the Ministry of Economy issued the final resolution of the second sunset review, determining the continuation of the antidumping duties for an additional five-year period. There is an ongoing third sunset review procedure which began on June 6, 2011.

Long products: Imports of reinforcing bars from Brazil are currently subject to an antidumping duty of 57.69% since 1995. In June 2006, the second sunset review resolution determined the continuation of antidumping duties. On August 9, 2010, a third sunset review was initiated, and on January 12, 2012, the Mexican authority determined the continuation of antidumping duty of 57.69% until August 2015. Imports of wire rod from Ukraine are currently subject to an antidumping duty of 30.52% since September 2000. In June 2006, the first sunset review resolution determined the continuation of antidumping duties for an additional five-year period. On September 7, 2010, a second sunset review was initiated, and on March 7, 2012, the Mexican government determined to increase the antidumping duty from 30.52% to 41% until September 2015.

U.S. authorities have imposed a number of measures on flat and long steel import products from Mexico, thereby restricting Ternium’s exports to that country. Below is a description of measures currently in effect:

•

Ternium Mexico’s wire rod exports are subject to an antidumping duty of 17.94% pursuant to an antidumping duty order on carbon and certain alloy steel wire rod from Mexico. Following the most recent sunset review, such duty was extended for five more years, beginning in June 2008.

•

During 2007, the U.S. Department of Commerce, or DoC, initiated an antidumping investigation of light-walled rectangular pipe and tube (“LWRPT”) from, among other countries, Mexico. On June 13, 2008, the DoC made a final determination of sales at less than fair value in the investigation of LWRPT from Mexico and, consequently, LWRPT from Mexico is subject to antidumping duties. On February 18, 2011, the DoC published the final results of the first administrative review by which Ternium Mexico’s LWRPT exports are now subject to an antidumping duty of 6.13%.

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

In addition, the Mexican government has signed trade agreements with Venezuela, Colombia, the European Free Trade Association—an intergovernmental organization set up by Liechtenstein, Norway, Iceland and Switzerland—Japan, Chile, Bolivia, Nicaragua, Costa Rica and Uruguay, among others. However, the Mexico-Venezuela free trade agreement was terminated in November 2006.

On February 9, 2010, the Mexican Government issued a decree reducing the tariffs on several steel product groups. The tariff for finished flat and long products was set at 0% for 2012 (from 3% in 2011, 5% in 2010 and 7% in 2009). The tariff for semi-finished products was set at 0% in 2012 (from 3% in 2011 and 2010, and 5% in 2009) and the tariff for welded pipe products was set in a range from 0% to 5% since 2012 (from 7% in 2011 and 2010, and 10% in 2009).

Argentina.

The Argentine government has imposed various antidumping measures on certain steel imports that compete directly with Ternium’s sales in Argentina. The following measures are currently in effect:

Hot-rolled products: the Argentine government has imposed antidumping measures on hot-rolled steel imports from Kazakhstan (39.91%), Romania (40.48%), the Slovak Republic (62.09%) and South Africa (55.26%), effective since April 2002. In October 2008, following completion of a sunset review initiated in May 2007, Argentine authorities decided to continue these measures for five more years.

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

In early 1991, the Argentine government reduced import tariffs and eliminated most non-tariff restrictions on trade as part of an effort to open the Argentine economy to foreign competition. In March 1991, Argentina, Brazil, Uruguay and Paraguay entered into the Treaty of Asunción, creating the Mercado Común del Sur (Common Market of the South), or Mercosur, a common market organization that aimed to bring about the free movement of goods, capital, services and people among its member states. The Treaty of Ouro Preto, signed in 2004, formalized a customs union among Mercosur’s member states. Over time, Mercosur has eliminated or significantly reduced import duties, tariffs and other trade barriers among member states. In particular, zero tariffs have applied to steel products imported from other member states since January 1, 2000. The current tariff applicable to steel products imported from outside Mercosur ranges from 2% to 16%.

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

In November 1993, Argentina and Mexico signed the ACE 6. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations— Mexico.”

Colombia.

No antidumping measures have been imposed in Colombia. Colombia has signed free trade agreements with several countries or trade blocs aimed at liberalizing trade between them.

CAN is a trading bloc, currently including Bolivia, Colombia, Ecuador and Peru, established during 1993 and approved during 1994 for the purpose of promoting trade relations among its members and between CAN and the rest of the world. The treaty formalized a customs union among CAN’s member states. Over time, CAN has eliminated or significantly reduced import duties, tariffs and other trade barriers among member states. In particular, zero tariffs have applied to steel products imported from other member states since January 1, 2000. The current tariff applicable to steel products imported from outside CAN is 5%. The CAN and Mercosur, signed a free trade agreement. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations—Argentina.”

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

Colombia’s free trade agreement with United States became effective October 2011. Under this agreement, steel import tariffs from Colombia to the U.S. will remain at 0% and steel import tariffs from the U.S. to Colombia will decrease from a range of 5-10% in 2011 to 0% in one, five or ten years according to the product category. In particular, wire rods import tariffs will be zero beginning in 2012 and rebar import tariffs will decrease gradually, reaching zero in 2021.

Colombia has also signed free trade agreements with Chile and Canada in effect since May 2009 and August 2011, respectively, and has signed a free trade agreement still not effective with the European Union.

Insurance

Our subsidiaries carry insurance policies covering property damage (including machinery breakdown and business interruption), general liability and other insurance such as, among others, automobile, marine cargo and life and workers’ compensation insurance. These insurance policies include coverage and contract amounts which are customary in the steel products industry and in line with legal and domestic market requirements. General liability coverage typically includes third party, employer, sudden and accidental seepage and pollution and product liabilities within limits up to USD100 million per occurrence.

C.	Organizational Structure

Below is a simplified diagram of Ternium’s corporate structure as of March 31, 2012.

On January 16, 2012, Ternium, together with its subsidiary Siderar, acquired a participation in the control group of Usiminas—Brazil (for further information on the Usiminas shares purchase transaction, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments — Acquisition of participation in Usiminas”). As of December 31, 2011, Usiminas’ share capital is represented by 505,260,684 ordinary shares (representing 49.8% of Usiminas’ aggregate share capital) and 508,525,506 preferred shares (representing 50.2% of Usiminas’ aggregate share capital). The Company (through Ternium Investments) and Siderar (directly and through Prosid) hold 84,741,296 and 30,000,000, respectively, of Usiminas’ ordinary shares (representing 16.9% and 6.0%, respectively, of the aggregate Usiminas’ ordinary shares). The Company and Siderar (directly and through Prosid) do not hold preferred shares.

Subsidiaries

Ternium operates entirely through subsidiaries. For a complete list of its subsidiaries and a description of its investments in other companies, see note 2 to our audited consolidated financial statements included elsewhere in this annual report.

Ternium Mexico. Ternium Mexico was formed, as result of the merger of Grupo Imsa, Hylsamex and Hylsamex’s major shareholder in March 2008. Ternium Mexico and its subsidiaries operate all of Ternium’s mining and steel production activities in Mexico and the United States. Ternium Mexico and its subsidiaries produce flat and long steel products, including value-added finished steel products for use mainly in the construction and industrial sectors. Ternium Mexico has finished steel annual production capacity of approximately 7.5 million tons.

Siderar. Siderar is the main integrated manufacturer of flat steel products in Argentina with total annual finished steel production capacity of approximately 2.6 million tons. The shareholders of Siderar as of March 31, 2012 are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Siderar Shareholders	Number	Percent
Ternium	2,752,808,188	60.94%
ANSeS	1,175,806,541	26.03%
Inversora Siderurgia Argentina S.A. (employees)	115,857,898	2.56%
Public	472,621,396	10.46%

Total shares issued and outstanding	4,517,094,023	100.00%

Ferrasa. Ferrasa is a flat steel products processor and distributor in Colombia and a scrap-based long steel manufacturer, with finished steel annual production capacity of approximately 400,000 tons. Ternium holds, since August 25, 2010, a 54% ownership interest in Ferrasa. The former controlling shareholders have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in Ferrasa, and Ternium will have an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time after August 25, 2012.

Tenigal. Tenigal is a company established in November 2010 for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. Ternium and Nippon Steel hold 51% and 49% participations in Tenigal, respectively. The company started work for the construction of its facilities and expects to commence production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, in 2013, with finished steel annual production capacity of approximately 400,000 tons.

Ternium Guatemala. Ternium Guatemala was formed as result of the merger of two subsidiaries of Grupo Imsa with assets located in Central America, Industria Galvanizadora S.A. and Industrias Monterrey S.A. Ternium Guatemala and its subsidiaries operate all of Ternium’s steel processing activities in Guatemala, Honduras, El Salvador, Nicaragua and Costa Rica. Ternium Guatemala and its subsidiaries produce hot-dip galvanized steel sheets and other value-added finished steel products for use mainly in the construction and industrial sectors. Ternium Guatemala has finished steel annual production capacity of 150,000 tons.

Ferrasa Panama. Ferrasa Panama is a small long steel products processor and distributor in Panama. Ternium holds, since August 25, 2010, a 54% ownership interest in Ferrasa Panama. The former controlling shareholders have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in Ferrasa Panama, and Ternium will have an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time after August 25, 2012.

Ternium Internacional. Ternium Internacional comprises a network of companies in Uruguay, Colombia, Ecuador, the Netherlands and the United States that, together with our offices in Panama and Spain, market and provide services in relation to the sales of Ternium’s products to several markets other than Mexico and Argentina. The headquarters of the network are located in Uruguay. Office staff is dedicated to export sales and trading, technical assistance, commercial back office and credit analysis.

Other Investments

Lomond Holdings. Lomond Holdings comprises a network of companies under the brand “Exiros” that provides our subsidiaries with purchase agency services in connection with purchases of raw materials and other products or services. Exiros’s objectives are to procure better purchase conditions and prices by exercising the improved bargaining power that results from combining the demand for products and services by Ternium, Tenaris and Techint Engineering and Construction, a company controlled by San Faustin engaged in large-scale projects globally. We have a 50% share ownership and Tenaris has the remaining 50% share ownership in Lomond Holdings. Exiros offices are strategically located in nine countries: Argentina, Brazil, Canada, China, Colombia, Italy, Mexico, Romania and the United States.

Usiminas. Usiminas is the largest flat steel producer in Brazil with annual crude steel production capacity of approximately 9.5 million tons and it has iron ore mines in the Serra Azul region. Usiminas is the leader in the Brazilian flat steel market, with strategically located facilities near the main consumers of steel in the country. Usiminas is organized under four main business units: Mining, Steel, Steel Processing and Capital Goods. On January 16, 2012, Ternium together with its subsidiary Siderar acquired a participation in the control group of Usiminas. For further information on the Usiminas shares purchase transaction, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments—Acquisitions of participation in Usiminas.”

D.	Property, Plants and Equipment

See “—B. Business Overview—Production Facilities and Processes” and ““—B. Business Overview—Capital Expenditure Program.”

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

Overview

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries. Ternium has production facilities in Mexico, Argentina, Colombia, the southern United States and Guatemala, as well as a network of service and distribution centers in Latin America which provide it with a strong position from which to serve its core markets. In addition, through our recently-acquired participation in the control group of Usiminas, Ternium expects to strengthen its association in Latin America with Nippon Steel, one of the leading steelmakers in the world, and Usiminas, a leader in the Brazilian flat steel market and the largest flat steel producer in the country. For further information on the Usiminas shares purchase transaction, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments—Acquisition of participation in Usiminas.”

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

Ternium’s results are sensitive to economic activity and steel consumption. Ternium’s results of operations, which primarily depend on economic conditions in Mexico and Argentina, are also influenced by economic conditions in international and regional markets such as NAFTA, Mercosur and the Andean Community. Historically, annual steel consumption in the countries where Ternium operates has varied at a rate that is linked to the annual change in each country’s gross domestic product and per capita disposable income. The 2008 – 2009 global economic downturn resulted in an overall decreased demand for Ternium’s products. For example, apparent consumption of finished steel products decreased in 2009 by 15% in Mexico and 33% in Argentina. This economic downturn had a pronounced negative effect on Ternium’s business and results of operations. Subsequently, in 2010 – 2011, apparent steel consumption increased by 21% in Mexico, due mainly to the recovery of the industrial sector, and by 67% in Argentina, due to a broad recovery of economic activity. A protracted global recession or a depression would have a material adverse effect on the steel industry and Ternium.

Ternium’s results are also sensitive to prices in the international steel markets. Steel prices are volatile and are sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products. Steel prices in the international markets, which had been rising fast during the first half of 2008, fell sharply beginning in the second half of 2008 as a result of collapsing apparent demand and the resulting excess capacity in the industry. The fall in prices during this period adversely affected the results of steel producers generally, including Ternium, as a result of lower revenues and writedowns of finished steel products and raw material inventories. For example, in the second half of 2008 Ternium recorded a valuation allowance in an amount of USD200 million and in the first half of 2009 it recorded an additional valuation allowance in an amount of USD127.6 million. Beginning in the second half of 2009, steel prices in the international markets rebounded mainly as a result of the increase in the demand for steel in China and other emerging markets, and the subsidence of the worldwide de-stocking process. This positive trend in international steel prices partially reversed during the second half of 2010 as the increase in demand for steel products was more than offset by new capacity additions and idled capacity restarts. A more balanced market and the increase in steel demand by year-end 2010 supported a steel price rally during the first quarter of 2011. During 2011 and beginning in 2012, steel prices followed a pattern similar to that witnessed during the previous year. Historically, however, the length and nature of business cycles affecting the steel industry have been unpredictable. A protracted fall in steel prices would have a material adverse effect on Ternium’s results, as could price volatility.

Trends in the steel industry may also have an impact on Ternium’s results. In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially on downturn cycles, from substantial overcapacity. Currently, as a result of the 2008 – 2009 global downturn and the increase in steel production capacity in recent years, there are signs of excess capacity in all steel markets. It is possible that the industry’s excess capacity will result in depressed margins and industry weakness. Furthermore, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and current smaller competitors in the steel market could become larger competitors in the future. Intense competition could cause Ternium to lose its share in certain markets and adversely affect its sales and revenue.

Ternium’s production costs are generally sensitive to the international prices of raw materials, slabs and energy, which reflect supply and demand factors in the global steel industry. Ternium purchases substantial quantities of raw materials (including iron ore, coal, ferroalloys and scrap) and slabs for use in the production of its steel products. The availability and price of these and other inputs vary, sometimes significantly, according to general market and economic conditions. In addition to raw materials and slabs, natural gas and electricity are both important components of Ternium’s cost structure. Ternium generally purchases these inputs at market or market based prices; accordingly, price fluctuations in these inputs, which may also vary according to general market and economic conditions, necessarily impact Ternium’s production costs.

Ternium’s export revenues could be affected by trade restrictions and its domestic revenues could be affected by unfair competition from imports. During 2001, a period of strong oversupply, several antidumping measures were imposed in several countries in which Ternium operates (including Mexico and Argentina) to prevent foreign steel producers from dumping certain steel products in local markets. The recovery in global economic conditions during the 2003 – 2008 period helped normalize international steel trade conditions and, eventually, several countries reduced or eliminated protective measures established in prior years. However, a number of trade restrictions, both in Ternium’s local and export markets, remain in place. In the face of a protracted period of oversupply, countries may reestablish antidumping duties and/or other safeguards to protect their domestic markets. Ternium’s ability to profitably access the export markets may be adversely affected by trade restrictions, including antidumping duties and countervailing measures, in those markets. In addition, Ternium’s ability to sell some steel products in its principal markets could be affected by unfair competition from imports of those steel products from certain countries, if applicable trade regulations were not in force.

Prevailing exchange rates have had an impact on Ternium’s results in the past and could impact results again in the future. In accordance with IFRS, during the years ended December 31, 2011, 2010 and 2009, Ternium’s subsidiaries in Mexico, Argentina and Colombia prepared financial statements in their local currencies and recorded foreign exchange results on their net non-local currency positions when their local currencies revaluated or devaluated to other currencies. However, effective as of January 1, 2012, the functional currency of our Mexican subsidiaries changed to U.S. dollars. Fluctuations in the local currencies against the U.S. dollar had, and in the case of the Argentine subsidiary, may also have in the future, an impact on Ternium’s results. In 2008, net foreign exchange result was a loss of USD632.7 million, which was primarily due to the impact of the Mexican peso’s 25% devaluation on Ternium Mexico’s U.S. dollar denominated debt. In 2011, net foreign exchange result was a loss of USD236.4 million, which was primarily due to the impact of the Mexican peso’s 13% devaluation on Ternium Mexico’s U.S. dollar denominated debt. These non-cash results when measured in U.S. dollars were offset by changes in Ternium’s net equity position in the currency translation adjustment, or CTA, line, as the value of Ternium Mexico’s U.S. dollar-denominated debt was not affected by the Mexican peso fluctuation when stated in U.S. dollar terms in Ternium’s consolidated financial statements. For information on the change in the functional currency of the Mexican subsidiaries, see “—Overview — Change in functional currency of Mexican subsidiaries.”

Ternium’s cash flows for 2009 and 2010 were strongly affected by the non-recurring payments received in connection with the transfer of our interest in Sidor to Venezuela. On May 7, 2009, we completed the transfer of our entire 59.7% interest in Sidor to CVG. Ternium agreed to receive an aggregate amount of USD1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD400 million in cash at closing, and the balance was divided into two tranches: the first tranche of USD945 million to be paid in six equal installments beginning in August 2009 until November 2010, and the second tranche due in November 2010 and subject to quarterly mandatory prepayment events based on the increase of the West Texas Intermediary, or WTI, crude oil price over its May 6, 2009 level. CVG made all payments required to be made under the agreements governing the transfer of Sidor to Venezuela except for a payment due on November 8, 2010. On December 18, 2010, Ternium reached an agreement with CVG on the rescheduling of the unpaid balance, which amounted to USD257.4 million. As provided in such refinancing agreement, CVG paid USD7 million to Ternium in January 2011, and CVG was required to pay the remainder in five quarterly installments, beginning on February 15, 2011 and ending on February 15, 2012. In connection with the December 18, 2010 refinancing agreement Ternium received as security for the payment of the outstanding balance, duly endorsed in its favor, promissory notes issued by Energía Argentina S.A., or Enarsa, and Compañía Administradora del Mercado Mayorista Eléctrico S.A., or Cammesa, (both companies owned by the Argentine government) to PDVSA Petróleo S.A. (a company owned by the Venezuelan government). While the first three installments were paid, the final two installments were not satisfied when due, and, as of the date of this annual report, a total principal amount of USD130.3 million remains outstanding. Ternium is pursuing the payment of the outstanding amounts and has reserved all of its rights under contracts, investment treaties and Venezuelan and international law with respect to such amounts. For more information on the Sidor nationalization process, see note 27 to our audited consolidated financial statements included elsewhere in this annual report.

Change in functional currency of Mexican subsidiaries.

For all periods prior to December 31, 2011, the functional currency for the Company’s Mexican subsidiaries was the Mexican peso.

Due to changes in the primary economic environment in which its Mexican subsidiaries operate and in accordance with IFRS, the Company performed a functional currency review and concluded that the functional currency of its Mexican subsidiaries should change prospectively to the U.S. dollar, effective as of January 1, 2012. The main indicators of such change in economic environment are:

•	an increase of revenues determined and denominated in U.S. dollars (which is expected to continue increasing);

•	the elimination of Mexican import duties on steel products effective 2012;

•	an increase in the weight of raw material costs with U.S. dollar-denominated prices; and

•

a determination that capital expenditures in Mexico (which are made to increase supply capabilities in connection with growing automobile exports to the U.S. market) are mainly incurred in U.S. dollars.

Critical accounting estimates. This discussion of our operating and financial review and prospects is based on our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with IFRS. The use of IFRS has an impact on our critical accounting policies and estimates.

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

Useful lives and impairment of property, plant and equipment and other long-lived assets. In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

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

• whether evidence is available of obsolescence or physical damage of an asset;

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

None of Ternium’s CGUs (cash generating units) were tested for impairment, other than the goodwill test (see note 4 e (4) to our consolidated financial statements included elsewhere in this annual report), in 2011 and 2010, as no impairment indicators were identified. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible. Any such impairment charges could have a material adverse effect on Ternium’s results of operations, financial condition and net worth.

Impairment and recoverability of goodwill and other assets, including identifiable intangible assets. Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the value in use.

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

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU’s activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium’s products and services, selected discount rate and selected tax rate.

Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate with no growth increase. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the GDP growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

Cash flows are discounted at post-tax rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium’s weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2011, the discount rate used to test goodwill allocated to Mexico CGU for impairment was 11.4%.

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

At December 31, 2009, an impairment provision over the agreement with Corus recognized as intangible assets, was recorded for the amount of USD27.0 million. For more information, see note 25 (ii) to our consolidated financial statements included elsewhere in this annual report. At December 31, 2011 and 2010, no impairment provisions were recorded.

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

Allowances for doubtful accounts. Management makes estimates of the uncollectibility of our accounts receivable. Management analyzes the trade accounts receivable on a regular basis and, when aware of a third party’s inability to meet its financial commitments to Ternium, management impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyzes accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2011 and 2010, allowance for doubtful accounts totaled USD16.1 million and USD17.2 million, respectively.

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

Allowance for obsolescence of supplies and spare parts and slow-moving inventory. Management assesses the recoverability of its inventories ,considering their selling prices or whether they are damaged or have become wholly or partly obsolete.

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

As of December 31, 2011 and 2010, the Company recorded USD60.5 million and USD68.2 million, respectively, as allowance for obsolescence.

During 2011 and 2010, no charges were recorded in connection with net realizable value allowance. Charges to mark the inventory to net realizable value in 2009 were USD127.6 million. Of this amount, USD82.8 million corresponded to inventories for shipments to the North America region, while USD44.8 million corresponded to inventories for exports within the South and Central America region.

The additions to the allowance for net realizable value recorded during 2009 responded to the steep fall of steel prices as a result of the global financial crisis that began in 2008. Beginning in the second half of 2008 up to the first half of 2009 average prices of flat steel products decreased 41%. Accordingly, inventory values were compared to their estimated net selling prices and written down when the selling prices were lower than historical costs. This was the case of inventories produced from third-party slabs in Mexico and certain raw materials in Argentina that had been acquired at market prices in force prior to the beginning of the global financial crisis.

Historically, losses due to obsolescence and scrapping of inventory have been within expectations and the provisions established. If, however, circumstances were to materially change (e.g. significant changes in market conditions or in the technology used in the mills), management’s estimates of the recoverability of these inventories could be materially reduced and our results of operations, financial condition and net worth could be materially and adversely affected.

Loss Contingencies. Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. Ternium’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD15.3 million and USD16.1 million as of December 31, 2011 and 2010, respectively.

Valuation Allowance of Deferred Tax Assets. Management calculates current and deferred income taxes according to the tax laws applicable to our subsidiaries in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the financial statements are issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. When assessing the recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. As of December 31, 2011, the recognized tax losses amounted to USD15.9 million and the net unrecognized deferred tax assets amounted to USD17.9 million. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.

Although we believe our estimates are appropriate, significant differences in actual performance of the asset or group of assets may materially affect our asset values and results of operation.

Sidor financial asset. As further described in note 27 to our audited consolidated financial statements included elsewhere in this annual report, on May 7, 2009, Ternium reached an agreement with CVG for the transfer of its entire 59.7% interest in Sidor in exchange for an aggregate amount of USD1.97 billion, out of which USD400 million were paid in cash on that date. The initial measurement of the receivable and its subsequent measurements until November 8, 2010, were performed on the basis of its discounted amount using an annual discount rate of 14.4%. This discount rate was estimated on the basis of the yield (13.3%) of Venezuelan sovereign debt with maturities similar to that of the receivable held by Ternium against CVG; however, as the Venezuelan sovereign debt with similar maturities was governed by New York law, while the receivable with CVG was governed by Venezuelan law, the discount rate was further adjusted to adequately reflect the specific risk of Ternium’s receivable. After the rescheduling of the last unpaid installment agreed on December 18, 2010, the annual discount rate used to measure the receivable was estimated at 6.3%, on the basis of the specific risks associated with the third-party promissory notes received as guarantee for full payment of CVG obligations.

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

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	2011	2010	2009	2008	2007
Selected consolidated income statement data

Continuing operations
Net sales	9,157,198	7,382,004	4,958,983	8,464,885	5,633,366
Cost of sales	(7,094,252)	(5,665,254)	(4,110,370)	(6,128,027)	(4,287,671)

Gross profit	2,062,946	1,716,750	848,613	2,336,858	1,345,695
Selling, general and administrative expenses	(786,161)	(665,306)	(531,530)	(669,473)	(517,433)
Other operating (expenses) income, net	(11,566)	2,493	(20,700)	8,662	8,514

Operating income	1,265,219	1,053,937	296,383	1,676,047	836,776

Interest expense	(100,712)	(72,969)	(105,810)	(136,111)	(133,109)
Interest income	28,689	27,347	21,141	32,178	41,613
Interest income – Sidor financial asset	11,390	61,012	135,952	—	—
Other financial (expenses) income, net	(239,997)	115,112	81,639	(693,192)	(38,498)
Equity in earnings of associated companies	1,293	1,688	1,110	1,851	434

Income before income tax expense	965,882	1,186,127	430,415	880,773	707,216
Income tax expense, benefit
Current and deferred income tax expense	(315,974)	(406,657)	(91,314)	(258,969)	(291,345)
Reversal of deferred statutory profit sharing	—	—	—	96,265	—

Income from continuing operations	649,908	779,470	339,101	718,069	415,871

Discontinued operations
Income from discontinued operations	—	—	428,023	157,095	579,925

Profit for the year	649,908	779,470	767,124	875,164	995,796

Attributable to:
Equity holders of the Company	513,541	622,076	717,400	715,418	784,490
Non-controlling interest	136,367	157,394	49,724	159,746	211,306

	649,908	779,470	767,124	875,164	995,796

Depreciation and amortization	405,842	383,300	385,105	413,541	355,271
Weighted average number of shares (1)	1,968,327,917	2,004,743,442	2,004,743,442	2,004,743,442	2,004,743,442
Basic earnings per share (expressed in USD per share) for profit: (2) (3)
From continuing operations attributable to the equity holders of the Company	0.26	0.31	0.15	0.27	0.15
From discontinued operations attributable to the equity holders of the Company	—	—	0.21	0.09	0.24
For the year attributable to the equity holders of the Company	0.26	0.31	0.36	0.36	0.39
Dividends per share (4)	0.075 (4)	0.075	0.05	—	0.05

(1)	Of the 2,004,743,442 shares issued, as of December 31, 2011, Ternium held 41,666,666 through its wholly-owned subsidiary Ternium International Inc. and such shares were not considered outstanding. For further information related to the repurchase of shares in 2011, see note 30 to our consolidated financial statements include elsewhere in this annual report.
(2)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement includes the portion attributable to non-controlling interest. Basic earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(3)	Diluted earnings per share (expressed in USD per share) equals basic earnings per share.
(4)	Reflects dividend proposal submitted to the shareholders’ meeting to be held on May 2, 2012.

In thousands U.S. dollars	At December 31,
(except number of shares and per share data)	2011	2010	2009	2008	2007
Selected consolidated balance sheet data

Non-current assets	5,181,973	5,579,438	5,250,135	5,491,408	8,553,123
Property, plant and equipment, net	4,032,675	4,262,896	4,040,415	4,212,313	6,776,630
Other non-current assets (1)	1,149,298	1,316,542	1,209,720	1,279,095	1,776,493
Current assets	5,564,601	5,532,893	5,042,538	5,179,839	5,095,959
Cash and cash equivalents	2,158,591	1,779,416	2,095,798	1,065,552	1,125,830
Other current assets (2)	3,395,637	3,743,516	2,937,494	4,108,954	3,200,987
Non-current assets classified as held for sale	10,373	9,961	9,246	5,333	769,142

Total assets	10,746,574	11,112,331	10,292,673	10,671,247	13,649,082

Capital and reserves attributable to the Company’s equity holders (3)	5,756,372	5,880,740	5,296,342	4,597,370	4,452,680
Non-controlling interest	1,084,827	1,135,361	964,897	964,094	1,805,243

Non-current liabilities	1,934,775	2,540,594	2,872,667	3,374,964	5,401,549

Borrowings	948,495	1,426,574	1,787,204	2,325,867	3,676,072
Deferred income tax	748,999	877,742	857,297	810,160	1,327,768
Other non-current liabilities	237,281	236,278	228,166	238,937	397,709

Current liabilities	1,970,600	1,555,636	1,158,767	1,734,819	1,989,610

Borrowings	1,041,550	513,083	539,525	941,460	406,239
Other current liabilities	929,050	1,042,553	619,242	793,359	1,369,608
Liabilities directly associated with non-current assets classified as held for sale	—	—	—	—	213,763

Total liabilities	3,905,375	4,096,230	4,031,434	5,109,783	7,391,159
Total equity and liabilities	10,746,574	11,112,331	10,292,673	10,671,247	13,649,082
Number of shares (3)	1,963,076,776	2,004,743,442	2,004,743,442	2,004,743,442	2,004,743,442

(1)	As of December 31, 2011, 2010, 2009, 2008 and 2007, includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of USD663.8, USD750.1, USD708.6, USD683.7 and USD850.7 million, respectively.
(2)	As of December 31, 2011, 2010, 2009, 2008 and 2007, includes deposits with maturity of more than three months for a total amount of USD281.7, USD848.4, USD46.8, USD90.0 and USD65.3 million, respectively.
(3)	The Company’s share capital as of December 31, 2011, 2010, 2009, 2008 and 2007 was represented by 2,004,743,442 shares, par value USD1.00 per share, for a total amount of USD2,004.7 million. Of the 2,004,743,442 shares, as of December 31, 2011, Ternium held 41,666,666 through its wholly-owned subsidiary Ternium International Inc.

Fiscal Year Ended December 31, 2011 compared to Fiscal Year Ended December 31, 2010

Overview

Ternium’s operating income in 2011 was USD1.3 billion, compared to USD1.1 billion in 2010. This USD211.3 million year-over-year increase mainly reflects a 769,000 ton increase in shipments and a USD126 higher revenue per ton, partially offset by a USD109 higher flat and long steel operating cost per ton1, which increased mainly due to higher raw material costs. Ternium’s net income was USD649.9 million, a decrease of USD129.6 million year-over-year mainly due to a USD431.1 million lower net financial result, partially offset by the above mentioned USD211.3 million higher operating income and a USD90.7 million lower income tax expense. The year-over-year change in net financial results included a USD360.1 million lower net foreign exchange result primarily due to the impact of the Mexican peso’s 13.1% depreciation on Ternium’s Mexican subsidiary’s U.S. dollar denominated debt in 2011, compared with a 5.4% Mexican peso appreciation in 2010, and a USD49.6 million lower interest income on the Sidor financial asset.

[1]	Operating cost per ton is equal to cost of sales plus selling, general and administrative expenses, divided by shipments.

In 2011, steel consumption in the North American market increased 9.1% year-over-year. The economies in the North America Region expanded more gradually during 2011. GDP in Mexico grew an estimated 4.0% in the year, consolidating the 2010 recovery, while the U.S. economy grew an estimated 1.8% in 2011, a deceleration from the 3.0% expansion rate in 2010. Mexico showed a broad-based increase in activity in 2011, featuring an expansion in key steel consuming sectors such as construction and automotive.

The steel markets in Central and South America showed a 2.2% year-over-year increase in apparent steel use during 2011. The economic activity in the region continued to grow during 2011, including an estimated 9.0% GDP expansion in Argentina and an estimated 5.5% GDP growth in Colombia. Construction activity consolidated its growth pace and the automotive sector, which significantly expanded in 2010, showed healthy growth rates in 2011.

Net Sales

Net sales were USD9.2 billion in 2011, 24% higher than net sales in 2010. Shipments of flat and long products were 8.8 million tons in 2011, up 10% compared to shipments in 2010, reflecting higher demand for steel products and Ternium’s increased participation in the Colombian steel market. Revenue per ton shipped was USD1,021 in 2011, a 14% increase compared to 2010, mainly as a result of higher prices.

The following table shows Ternium’s total consolidated net sales, shipments and revenue by product and geographical region for the years ended December 31, 2011 and 2010:

	Net Sales (million USD)			Shipments (thousand tons)			Revenue /ton (USD/ton)
	2011	2010	Dif.	2011	2010	Dif.	2011	2010	Dif.
North America	4,989.1	4,105.6	22%	5,118.6	4,826.3	6%	975	851	15%
South & Central America	3,995.6	3,050.1	31%	3,670.0	3,135.7	17%	1,089	973	12%
Europe & other	25.2	53.9		34.9	92.6		721	582
Total flat and long products	9,009.9	7,209.5	25%	8,823.6	8,054.6	10%	1,021	895	14%
Other products (1)	147.3	172.5	(15%)
Total Net Sales	9,157.2	7,382.0	24%

(1)	Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat and long products in the North America Region were USD5.0 billion in 2011, an increase of 22% versus 2010 mainly due to higher revenue per ton. Shipments in the region totaled 5.1 million tons in 2011, a 6% increase compared to 2010, reflecting increased demand for steel products and a wider product range. Revenue per ton shipped in the region increased 15% to USD975 in 2011 over 2010, mainly due to higher prices.

Flat and long product sales in the South & Central America Region were USD4.0 billion in 2011, an increase of 31% versus 2010, due to higher shipments and revenue per ton. Shipments in the region totaled 3.7 million tons in 2011, or 17% higher than 2010, mainly due to higher demand for steel products and Ternium’s increased participation in the Colombian steel market. Revenue per ton shipped was USD1,089 in 2011, an increase of 12% compared to 2010, mainly due to higher prices.

Sales of other products totaled USD147.3 million in 2011, compared to USD172.5 million in 2010. Shipments of iron ore were lower in 2011 versus 2010 while pig iron shipments increased.

Cost of sales

Cost of sales was USD7.1 billion in 2011, an increase of USD1.4 billion, or 25%, compared to 2010. This was due to a USD1.2 billion, or 29%, increase in raw material costs and consumables used, reflecting a 10% increase in sales volumes and higher raw material and purchased slab costs, and a USD179.5 million, or 13%, increase in other costs, including a USD80.1 million increase in labor and a USD48.5 million increase in services expenses (reflecting higher activity levels and labor costs) and a USD27.7 million increase in depreciation of property, plant and equipment.

Selling, general and administrative expenses

Selling, general & administrative (SG&A) expenses in 2011 were USD786.2 million, or 9% of net sales, compared with USD665.3 million, or 9% of net sales, in 2010. The USD120.9 million increase in SG&A was mainly due to a USD21.5 million increase in freight expenses and a USD23.2 million increase in taxes related to increased activity levels and a USD12.9 million increase in labor costs. In addition, SG&A increased USD52.0 million year-over-year as a result of the consolidation of Ferrasa from August 25, 2010.

Other operating income (expenses), net

Other operating results in 2011 were a loss of USD11.6 million, compared with a gain of USD2.5 million in 2010. The 2011 loss included a non-recurring charge of USD24.5 million related to the settlement of arbitration proceedings with Tata Steel. For more information, see note 25 to our audited consolidated financial statements included elsewhere in this annual report.

Operating income

Operating income in 2011 was USD1.3 billion, or 14% of net sales, compared to operating income of USD1.1 billion, or 14% of net sales, in 2010. The USD211.3 million year-over-year increase reflects improvements, mainly in the flat and long steel product segments.

	00000000	00000000	00000000	00000000	00000000	00000000	00000000	00000000
	Flat steel products		Long steel products		Other products		Total
In thousands of U.S. dollars	2011	2010	2011	2010	2011	2010	2011	2010
Net Sales	7,792,045	6,376,380	1,217,877	833,137	147.276	172.487	9,157,198	7,382,004
Cost of sales	(6,138,685)	(4,932,551)	(864,522)	(633,958)	(91,045)	(98,745)	(7,094,252)	(5,665,254)
SG&A expenses	(673,363)	(585,746)	(96,832)	(62,419)	(15,966)	(17,141)	(786,161)	(665,306)
Other operating results	(14,912)	2,887	3,247	(506)	99	112	(11,566)	2,493
Operating income	965,085	860,970	259,770	136,254	40,364	56,713	1,265,219	1,053,937

Flat steel products segment

The flat steel products segment operating income was USD965.1 million in 2011, an increase of USD104.1 million compared to 2010, reflecting higher sales partially offset by higher operating cost. Sales of flat products in 2011 increased 22% compared to 2010, reflecting an 8% increase in shipments, mainly due to higher demand for steel products and Ternium’s increased participation in the Colombian steel market, and a 13% increase in revenue per ton shipped, mainly due to higher steel prices in Ternium’s main steel markets.

	000000.	000000.	000000.	000000.	000000.	000000.	000000.	000000.	000000.
	Net Sales (million USD)			Shipments (thousand tons)			Revenue /ton (USD/ton)
	2011	2010	Dif.	2011	2010	Dif.	2011	2010	Dif.
North America	4,108.8	3,464.9	19%	4,014.7	3,852.1	4%	1,023	899	14%
South & Central America	3,658.1	2,886.2	27%	3,285.7	2,877.0	14%	1,113	1,003	11%
Europe & other	25.2	25.3		34.9	42.6		721	594
Flat products	7,792.0	6,376.4	22%	7,335.3	6,771.7	8%	1,062	942	13%

Operating cost increased 23%, reflecting an 8% increase in shipments and a 14% increase in operating cost per ton mainly from higher raw material and purchased slab costs, as well as higher labor costs, services expenses and depreciation of property, plant and equipment.

Long steel products segment

The long steel products segment operating income was USD259.8 million in 2011, an increase of USD123.5 million compared to 2010, reflecting higher sales and operating costs. Sales of long products in 2011 increased 46% compared to 2010, reflecting a 16% increase in shipments mainly due to the consolidation of Ferrasa from August 25, 2010 and a wider product range, and a 26% increase in revenue per ton shipped, mainly as a result of higher prices.

	000000.	000000.	000000.	000000.	000000.	000000.	000000.	000000.	000000.
	Net Sales (million USD)			Shipments (thousand tons)			Revenue /ton (USD/ton)
	2011	2010	Dif.	2011	2010	Dif.	2011	2010	Dif.
North America	880.3	640.7	37%	1,104.0	974.2	13%	797	658	21%
South & Central America	337.5	163.9	106%	384.3	258.7	49%	878	634	39%
Europe & other	—	28.6		—	50.0		1,507	571
Long products	1,217.9	833.1	46%	1,488.3	1,282.9	16%	818	649	26%

Operating cost increased 38%, reflecting a 16% increase in shipments and a 19% increase in operating cost per ton mainly from higher raw material costs, as well as higher labor costs, services expenses and depreciation of property, plant and equipment.

Other products segment

The other products segment operating income was USD40.4 million in 2011, a decrease of USD16.3 million compared to 2010, mainly reflecting the impact of lower revenues.

Net financial results

Net financial results were a USD300.6 million loss in 2011, compared with a USD130.5 million gain in 2010.

In 2011, Ternium’s net interest results totaled a USD72.0 million loss, higher than the USD45.6 million loss in 2010, mainly reflecting higher net indebtedness and average interest rates.

Net foreign exchange result was a loss of USD236.4 million in 2011 compared to a gain of USD123.7 million in 2010. The loss in 2011 was primarily due to the impact of the Mexican peso’s 13.1% depreciation on Ternium’s Mexican subsidiary’s U.S. dollar denominated debt. This result is non-cash when measured in U.S. dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s U.S. dollar denominated debt is not altered by the Mexican peso’s fluctuation when stated in U.S. dollars in Ternium’s consolidated financial statements. During the periods covered in this annual report, Ternium Mexico prepared its financial statements in Mexican pesos and registered foreign exchange results on its net non-Mexican pesos positions when the Mexican peso revaluated or devaluated relative to other currencies.

Interest income on the Sidor financial asset was USD11.4 million in 2011, compared to USD61.0 million in 2010. These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009. The decrease reflects the reduction in the notional amount of the Sidor financial asset over time.

Equity in earnings of associated companies

Ternium’s share in the results of associated companies (mainly Exiros) during 2011 was a gain of USD1.3 million, compared to a gain of USD1.7 million in 2010.

Income tax expense

Income tax expense in 2011 was USD316.0 million, or 33% of income before income tax and non-controlling interest, compared with an income tax expense of USD406.7 million in 2010, or 34% of income before income tax and non-controlling interest.

Net result of discontinued operations

There were no results of discontinued operations in 2011 and in 2010.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest in 2011 was USD136.4 million, compared to USD157.4 million in 2010, mainly due to a lower result attributable to non-controlling interest in Siderar and Ternium Mexico.

Fiscal Year Ended December 31, 2010 compared to Fiscal Year Ended December 31, 2009

Overview

Ternium’s operating income in 2010 was USD1.1 billion, compared to USD296.4 million in 2009. The USD757.6 million year-over-year increase mainly reflects the improvement in the flat steel products segment and shows a recovery from the 2009 global economic downturn, with higher sales volumes and improved margins. Revenue per ton increased USD137 and shipments increased by 1.7 million tons while operating cost per ton2 increased USD57. Net income was USD779.5 million in 2010, compared to USD767.1 million in 2009. Although the net income variation was slight in nominal terms, the drivers for net income in each of these years were significantly different. There were no discontinued operations results in 2010, whereas there was a USD428.0 million discontinued operations gain in 2009 related to the transfer of the Sidor shares to Venezuela. The year-over-year change in net income also included the above mentioned USD757.6 million increase in operating income and a USD315.3 million increase in income tax expense.

In 2010, steel consumption in the North American market increased 31% year-over-year. The economies in the NAFTA region expanded gradually during the year with a 4.0% GDP growth in Mexico and a 2.9% GDP growth in the U.S. Mexican export-oriented industries were particularly favored by the recovery of economic activity in the United States. In contrast, the construction sector in the country remained subdued during most of 2010 and only showed evidence of improvement by year-end.

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

The following table shows Ternium’s total consolidated net sales, shipments and revenue by product and geographical region for the years ended December 31, 2010 and 2009:

	Net Sales (million USD)			Shipments (thousand tons)			Revenue /ton (USD/ton)
	2010	2009	Dif.	2010	2009	Dif.	2010	2009	Dif.
North America	4,105.6	2,883.9	42%	4,826.3	4,045.7	19%	851	713	19%
South & Central America	3,050.1	1,774.5	72%	3,135.7	2,022.0	55%	973	878	11%
Europe & other	53.9	164.5		92.6	293.1		582	561
Flat and long products	7,209.5	4,822.9	49%	8,054.6	6,360.8	27%	895	758	18%
Other products (1)	172.5	136.1	27%
Total Net Sales	7,382.0	4,959.0	49%

(1)	Primarily includes iron ore, pig iron and pre-engineered metal buildings.

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

[2]	Operating cost per ton is equal to cost of sales plus selling, general and administrative expenses, divided by shipments.

Cost of sales

Cost of sales was USD5.7 billion in 2010, an increase of USD1.6 billion, compared to USD4.1 billion in 2009. This 38% increase was due to a USD1.2 billion, or 41%, increase in the costs of raw material and consumables (reflecting in part a 27% increase in sales volumes and in part higher raw material and purchased slab prices), and a USD313.4 million, or 28%, increase in other costs (including a USD118.4 million increase in labor, a USD121.4 million increase in maintenance and a USD71.5 million increase in services expenses), reflecting higher activity levels.

Selling, general and administrative expenses

SG&A expenses in 2010 were USD665.3 million, or 9% of net sales, compared with USD531.5 million, or 11% of net sales, in 2009. The USD133.8 million increase in SG&A was mainly due to higher freight expenses (up USD75.7 million), higher taxes related to increased activity levels (up USD23.5 million) and the impact of the consolidation of Ferrasa on August 25, 2010. In addition, higher wages, salaries and social security costs were mostly offset by lower personnel reduction charges.

Other operating income (expenses), net

Net other operating income in 2010 was USD2.5 million, compared with net other operating expenses of USD20.7 million in 2009. The year-over-year difference was mainly due to a USD27.0 million full impairment in 2009 of the remaining intangible asset value of a contract related to the purchase of steel slabs from Corus’ Teeside facility. For more information, see note 25 to our audited consolidated financial statements included elsewhere in this annual report.

Operating income

Operating income in 2010 was USD1.1 billion, or 14% of net sales, compared to an operating income of USD296.4 million, or 6% of net sales, in 2009. The USD757.6 million year-over-year increase mainly reflects the improvement in the flat steel products segment.

	Flat steel products		Long steel products		Other products		Total
In thousands of U.S. dollars	2010	2009	2010	2009	2010	2009	2010	2009
Net Sales	6,376,380	4,249,979	833,137	572,900	172.487	136.104	7,382,004	4,958,983
Cost of sales	(4,932,551)	(3,634,854)	(633,958)	(392,983)	(98,745)	(82,533)	(5,665,254)	(4,110,370)
SG&A expenses	(585,746)	(477,067)	(62,419)	(40,739)	(17,141)	(13,724)	(665,306)	(531,530)
Other operating results	2,887	(21,303)	(506)	414	112	189	2,493	(20,700)
Operating income	860,970	116,755	136,254	139,592	56,713	40,036	1,053,937	296,383

Flat steel products segment

The flat steel products segment operating income was USD861.0 million in 2010, an increase of USD744.2 million compared to 2009, reflecting higher sales, partially offset by higher operating cost. Sales of flat products in 2010 increased 50% compared to 2009, reflecting a 28% increase in shipments and an 18% increase in revenue per ton shipped, mainly due to a recovery from the 2009 global economic downturn and higher steel prices in Ternium’s main steel markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2010	2009	Dif.	2010	2009	Dif.	2010	2009	Dif.
North America	3,464.9	2,371.9	46%	3,852.1	3,114.5	24%	899	762	18%
South & Central America	2,886.2	1,717.1	68%	2,877.0	1,903.6	51%	1,003	902	11%
Europe & other	25.3	161.0		42.6	287.0		594	561
Flat products	6,376.4	4,250.0	50%	6,771.7	5,305.2	28%	942	801	18%

Operating cost increased reflecting higher shipments and higher cost per ton mainly from higher raw material and purchased slab prices, as well as higher wages, salaries and social security, services and maintenance costs, partially offset by lower personnel reduction charges.

Long steel products segment

The long steel products segment operating income was USD136.3 million in 2010, relatively stable compared to 2009 reflecting higher sales and operating costs. Sales of long products in 2010 increased 45% compared to 2009 reflecting a 22% increase in shipments and a 20% increase in revenue per ton shipped, mainly due to a recovery from the 2009 global economic downturn and higher prices.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue /ton (USD/ton)
	2010	2009	Dif.	2010	2009	Dif.	2010	2009	Dif.
North America	640.7	512.0	25%	974.2	931.2	5%	658	550	20%
South & Central America	163.9	57.3	186%	258.7	118.4	118%	634	484	31%
Europe & other	28.6	3.5		50.0	6.1		571	583
Long products	833.1	572.9	45%	1,282.9	1,055.6	22%	649	543	20%

Operating cost increased reflecting higher shipments and higher cost per ton mainly from higher raw material prices, as well as higher wages, salaries and social security, services and maintenance costs, partially offset by lower personnel reduction charges.

Other products segment

The other products segment operating income was USD56.7 million in 2010, an increase of USD16.7 million compared to 2009, mainly reflecting the impact of higher iron ore prices.

Net financial results

Net financial results were a USD130.5 million gain in 2010, compared with a USD132.9 million gain in 2009.

In 2010, Ternium’s net interest expenses were USD45.6 million, compared to a net interest expense of USD84.7 million in 2009, mainly as a result of lower net indebtedness and cost of debt.

Net foreign exchange result was a gain of USD123.7 million in 2010 compared to a gain of USD83.1 million in 2009. The gain in 2010 was primarily due to the impact of the Mexican peso’s 5.4% revaluation on Ternium’s Mexican subsidiary’s U.S. dollar denominated debt. This result is non-cash when measured in U.S. dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s U.S. dollar denominated debt is not altered by the Mexican peso’s fluctuations when stated in U.S. dollars in Ternium’s consolidated financial statements. In accordance with IFRS, during the periods covered in this annual report, Ternium Mexico prepared its financial statements in Mexican pesos and registered foreign exchange results on its net non-Mexican peso positions when the Mexican peso revaluated or devaluated relative to other currencies.

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

Income tax expense

Income tax expense for 2010 was USD406.7 million, or 34% of income before income tax and non-controlling interest, compared with an income tax expense of USD91.3 million in 2009 or 21% of income before income tax and non-controlling interest. The 2009 result included a non-recurring gain of USD35.4 million due to a favorable resolution on a tax-related dispute in México. In addition, Mexican statutory tax rate was raised from 28% in 2009 to 30% in 2010. For additional information regarding changes in the Mexican tax system, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Mexico.”

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

Foreign Currency Fluctuations

See Item 11. “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Exposure Risk.”

Governmental Economic, Fiscal, Monetary or Political Policies or Factors

See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate.”

B.	Liquidity and Capital Resources

We obtain funds from our operations, as well as from short-term and long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, and our acquisitions (for further information on capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program”). In addition, during 2009, 2010 and 2011, we had cash inflows of USD1.9 billion in connection with compensation payments for the nationalization of our participation in Sidor. For more information on the Sidor nationalization process, see note 27 to our audited consolidated financial statements included elsewhere in this annual report. We hold money market investments, time deposits and variable-rate or fixed-rate securities from investment grade issuers. During 2009, 2010 and 2011, we significantly decreased our financial indebtedness, from USD3.3 billion at the end of 2008 to USD2.0 billion at the end of 2011, using primarily cash provided by operating activities. For a description of the refinancing of Ternium Mexico’s 2007 syndicated loan facility, see note 24 to our audited consolidated financial statements included elsewhere in this annual report. During the first quarter of 2012, we invested USD2.2 billion in the purchase of Usiminas shares. For further information on the Usiminas shares purchase transaction, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments — Acquisition of participation in Usiminas.”

Management believes that funds from operations will be sufficient to satisfy our current working capital needs and service our debt in the foreseeable future. Although Ternium believes it has access to the credit markets, it has not negotiated additional credit facilities for these purposes. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

The following table shows the changes in our cash and cash equivalents, excluding funds placed in trust, for each of the periods indicated below:

	For the year ended December 31,
In thousands of U.S. dollars	2011	2010	2009
Net cash provided by operating activities	647,135	806,825	1,161,758
Net cash provided by (used in) investing activities	121,649	(470,128)	791,233
Net cash used in financing activities	(364,570)	(654,118)	(922,588)

Increase (decrease) in cash and cash equivalents	404,214	(317,421)	1,030,403
Effect of exchange rate changes	(25,039)	1,039	(157)
Cash and cash equivalents at the beginning of the year	1,779,416	2,095,798	1,065,552
Cash and cash equivalents at the end of the year (1)	2,158,591	1,779,416	2,095,798

(1)	In addition, at December 31, 2010 and 2011, Ternium had USD848.4 and USD281.7 million of other investments with maturities of more than three months, respectively, and USD12.3 and USD0.2 million in restricted cash, respectively.

Fiscal Year Ended December 31, 2011 compared to Fiscal Year Ended December 31, 2010

Overview

During 2011, Ternium’s primary source of funding was net cash provided by operating activities.

Cash and cash equivalents as of December 31, 2011 were USD2.2 billion, a USD379.2 million increase from USD1.8 billion at the end of the previous year. This increase is mainly attributable to net cash provided by operating activities of USD647.1 million and net cash provided by investing activities of USD121.6 million, partially offset by net cash used in financing activities of USD364.6 million.

In addition to cash and cash equivalents, as of December 31, 2011, we held other investments with maturities of more than three months for a total amount of USD281.7 million, decreasing USD566.7 million compared to December 31, 2010.

Operating activities

Net cash provided by operating activities was USD647.1 million in 2011 compared to USD806.8 million in 2010, a year-over-year decrease of USD159.7 million. The main reasons for the reduction were:

•	a decrease in net income from continuing operations of USD129.6 million; and

•	a negative income tax accruals less payments adjustment of USD255.9 million in 2011, compared to a positive income tax accruals less payments adjustment of USD226.8 million in 2010;

partially offset by

•

a positive net foreign exchange results and others adjustment of USD184.8 million in 2011, compared to a negative net foreign exchange results and others adjustment of USD77.6 million in 2010, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar;

•

a negative interest income adjustment of the Sidor financial asset of USD11.4 million in 2011, compared to a negative interest income adjustment of the Sidor financial asset of USD61.0 million in 2010; and

•	an increase in working capital of USD397.8 million in 2011, compared to an increase in working capital of USD448.0 million in 2010.

The significant variation in working capital during 2011, as indicated above, was mainly attributable to an increase of USD413.3 million in inventory, reflecting higher costs as a result of higher input prices, as well as higher inventory volume of goods in process and raw materials partially offset by lower inventory volume of finished goods, as a result of increased operating activity (as shown in the table below).

	Change in inventory Dec’11 /Dec’10
	(in millions of USD)
	Price	Volume	Total
Finished goods	52.1	(10.6)	41.5
Goods in process	96.7	25.7	122.4
Raw materials, supplies and allowances	191.6	57.8	249.4

Total	340.4	72.9	413.3

Investing activities

Net cash provided by investing activities in 2011 was USD121.6 million, compared to net cash used in investing activities of USD470.1 million in 2010. This change was primarily attributable to the following:

•

a decrease in net cash used in other investing activities of USD1.4 billion, consisting mainly of financial investments with maturities of more than three months, which decreased USD588.2 million in 2011, compared to an increase of USD820.7 million in 2010; and

•	a decrease in net cash used in acquisition of business of USD68.4 million, due to the acquisition of Ferrasa in 2010;

partially offset by

•	a decrease of USD634.3 million in the proceeds from the Sidor financial asset (from USD767.4 million in 2010 to USD133.1 million in 2011); and

•	an increase of USD251.2 million in capital expenditures (from USD350.1 million in 2010 to USD601.3 million in 2011).

Financing activities

Net cash used in financing activities was USD364.6 million in 2011, compared to USD654.1 million in 2010. This change was primarily attributable to the following:

•

a decrease in repayments of borrowings, net, of USD554.5 million, consisting of net proceeds from borrowings of USD34.0 million in 2011, compared to net repayment of borrowings of USD520.5 million in 2010;

partially offset by

•	a repurchase of shares of USD150.0 million in 2011;

•	an increase in dividends paid in cash by subsidiary companies of USD102.3 million; and

•	an increase in dividends paid in cash to Company’s shareholders of USD47.0 million.

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

Operating activities

Net cash provided by operating activities was USD806.8 million in 2010 compared to USD1.2 billion in 2009, a decrease of USD354.9 million year-over-year. The main reasons for the reduction were:

•	an increase in working capital of USD448.0 million in 2010 following the recovery from the 2008 – 2009 global economic downturn, compared to a decrease in working capital of USD635.2 million in 2009;

partially offset by

•	an increase in net income from continuing operations of USD440.4 million; and

•	a positive income tax accruals less payments adjustment of USD226.8 million in 2010, compared to a negative income tax accruals less payments adjustment of USD49.3 million in 2009.

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

•

an increase in trade and other receivables of USD149.3 million in 2010, mainly due to increased shipments and higher steel prices during the fourth quarter of 2010 compared to the fourth quarter of 2009; and

partially offset by

•	an aggregate increase in accounts payable and other liabilities of USD198.7 million, mainly as a result of the higher activity levels in 2010.

Investing activities

Net cash used in investing activities in 2010 was USD470.1 million, compared to net cash provided by investing activities of USD791.2 million in 2009. This change was primarily attributable to the following:

•

an increase in net cash used in other investing activities, net, of USD933.6 million, consisting mainly of financial investments with maturities of more than three months, which increased USD801.6 million in 2010 (compared to a decrease of USD43.2 million in 2009);

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

Principal Sources of Funding

Funding Policies

Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. While Ternium currently does not have committed credit facilities available for borrowing, management believes that it could have access to external borrowing in case of any shortfalls. We obtain financing primarily in U.S. dollars, Argentine pesos and Colombian pesos. Whenever feasible, management bases its financing decisions, including the election of currency denomination, currency and interest rate risk, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For further information on our financial risk management, see note 33 to our audited consolidated financial statements included elsewhere in this annual report.

Financial Liabilities

Our financial liabilities consist of loans with financial institutions and some pre-accorded overdraft transactions. As of December 31, 2011, these facilities were mainly denominated in U.S. dollars (68.3% of total financial liabilities), Argentine pesos (23.2% of total financial liabilities, subsequently hedged to the U.S. dollar) and Colombian pesos (6.3% of total financial liabilities). Total financial debt increased from USD1.9 billion as of December 31, 2010, to USD2.0 billion as of December 31, 2011. During 2011, Ternium’s bank borrowings (inclusive of principal and interest accrued thereon) increased by USD50.4 million, principally due to the increase in short term borrowings, partially offset by the repayment of principal and interest on borrowings related to prior acquisitions. As of December 2011, current borrowings were 52.3% of total borrowings, none of which corresponded to borrowings with related parties.

The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

In thousands of U.S. dollars	2011	2010	2009
Borrowings with related parties	—	—	—
Bank borrowings (1)	1,990,045	1,939,657	2,326,729

Total borrowings	1,990,045	1,939,657	2,326,729

(1)	Net of debt issuance costs

In addition, as of December 31, 2011:

•	Ternium’s subsidiary Tenigal had a USD200 million committed term loan facility, to finance its capital expenditure requirements, that had not been yet disbursed; and

•

Ternium had received a commitment for a USD700 million syndicated term loan facility for the purchase of Usiminas shares. For further information on the Usiminas shares purchase transaction, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments—Acquisition of participation in Usiminas.”

The weighted average interest rates at December 31, 2011, 2010 and 2009 shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of those instruments at December 31, 2011, 2010 and 2009, respectively, after giving effect to any derivative financial instruments used to mitigate interest rate and currency risk.

	2011	2010	2009
Bank borrowings	3.42%	3.29%	3.04%

As of December 31, 2011, the maturities of our financial liabilities was as follows:

In thousands of U.S. dollars	1 year	1 - 2	2 – 3	3 - 4	4 - 5	Over 5
At December 31, 2011	Or less	years	Years	Years	Years	Years	Total
Borrowings (1)(2)	1,041,550	401,791	422,554	24,506	99,644	—	1,990,045

Total borrowings	1,041,550	401,791	422,554	24,506	99,644	—	1,990,045

(1)	Borrowings are bank borrowings with third parties. See “—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”
(2)	Net of debt issuance costs.

For a description of the refinancing of Ternium Mexico’s 2007 syndicated loan facility, see note 24 to our audited consolidated financial statements included elsewhere in this annual report.

For information on our derivative financial instruments, see Item 11. “Quantitative and Qualitative Disclosures About Market Risk” and note 23 to our audited consolidated financial statements included elsewhere in this annual report.

Most Significant Borrowings

Our most significant borrowings as of December 31, 2011 were those incurred under Ternium Mexico’s syndicated loan facility in relation to the Grupo Imsa transaction in July 2007.

In Millions of U.S. dollars

			Original principal	Outstanding principal amount as of
Date	Borrower	Type	amount	December 31, 2011		Maturity
July 2007	Ternium Mexico	Syndicated loan	3,485.0	1,292.0	(1)	July 2014

(1)	On February 1, 2008, we completed the sale of our interests in Steelscape, Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD727 million. On February 28, 2008, we applied USD700.0 million of the proceeds of such sale to partially prepay loans under the syndicated loan agreement. Beginning in January 26, 2009 and until July 26, 2011 we paid six semi-annual installments of USD249 million each. On April 6, 2011, Ternium Mexico partially refinanced the final installment, extending its maturity from July 2012 to July 2014. For a description of the refinancing, see note 24 to our audited consolidated financial statements included elsewhere in this annual report.

The main covenants in our syndicated loan agreement are limitations on liens and encumbrances, limitations on the sale or other dispositions of certain material assets, and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio).

As of December 31, 2011, we were in compliance with all covenants under our loan agreements. For further information on our financial liabilities, borrowings and commitments, see notes 24, 25 and 33 1.1) to our audited consolidated financial statements included elsewhere in this annual report.

For information on Ternium’s capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program.”

C.	Research and Development, Patents and Licenses, Etc.

See Item 4. “Information on the Company—B. Business Overview—Research and Development; Product Development.”

D.	Trend Information

See “—Overview.”

E.	Off-Balance Sheet Arrangements

Ternium does not use “off-balance sheet arrangements” as such term is defined by applicable SEC rules. However, as described above, Ternium has various off-balance sheet commitments to purchase raw materials, energy (electricity and steam for the production of electricity), supplies (oxygen, nitrogen and argon) and production equipment. Off-balance sheet commitments are discussed in note 25(ii) to our audited consolidated financial statements included elsewhere in this annual report.

F.	Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2011, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
In millions of U.S. dollars	as of December 31, 2011
		Less than 1	1-3	3-5	After 5
Contractual Obligations	Total	Year	Years	Years	Years
Borrowings (1)	1,990.0	1,041.6	824.3	124.2	—
Estimated interest payments (2)	194.8	91.3	76.6	27.0	—
Purchase Obligations (3)	2,499.9	605.3	666.8	338.3	889.5

Total Contractual Obligations	4,684.7	1,738.1	1,567.7	489.4	889.5

(1)	Borrowings are bank borrowings with third parties. See “—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”
(2)	Variable rates used in the projection are the ones settled in the current interest period and are considered to be fixed over the years.
(3)	Purchase obligations include mainly electric power, raw materials, oxygen, equipment and steam. Some of these purchase obligations are currently under re-negotiation (see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other Inputs—Argentina—Other Inputs” regarding relationship between Siderar and Air Liquide).

In addition, the net fair value of derivative financial instruments as of December 31, 2011 represented a USD29.9 million liability. For information on our derivative financial instruments, see Item 11. “Quantitative and Qualitative Disclosures About Market Risk” and note 23 to our audited consolidated financial statements included elsewhere in this annual report.

G.	Recent Developments

Acquisition of participation in Usiminas

On November 27, 2011, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments, together with Siderar (and Siderar’s wholly-owned Uruguayan subsidiary Prosid), and TenarisConfab, entered into share purchase agreements with Camargo Corrêa, Votorantim and CEU for the acquisition of 139.7 million ordinary shares of Usiminas, representing 27.7% (out of which 22.7% corresponds to Ternium) of Usiminas’ voting capital, at a price of BRL36 (approximately USD19.0) per ordinary share. Ternium Investments and Siderar financed their BRL4.1 billion share (approximately USD2.2 billion) with cash on hand and, in the case of Ternium Investments, a USD700 million syndicated term loan facility.

Upon closing of the transaction on January 16, 2012, Ternium Investments, Siderar and TenarisConfab joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel acquired from CEU 8.5 million ordinary shares. In addition, Ternium Investments, Siderar and Prosid entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group; most decisions in that control group are subject to the approval of a 65% majority of the control group shares. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%; Ternium/Tenaris Group, 43.3% (out of which 35.6% corresponds to Ternium); and CEU, 10.6%. The rights of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders’ agreement.

Following the closing of the transaction, at the request of the T/T Group, Messrs. Daniel Novegil, Roberto Vidigal and Alcides Morgante were appointed as members of Usiminas’ board of directors, together with their alternates, to replace the board members nominated by Camargo Correa and Votorantim. In addition, Usiminas’ board of directors appointed Julián Eguren, previously a senior executive with Ternium, as chief executive officer (Diretor-Presidente) of Usiminas.

With strategically located facilities near the main consumers of steel in Brazil and iron ore mines in the Serra Azul region, Usiminas is organized under four main business units: Mining, Steel, Steel Processing and Capital Goods. In 2011, Usiminas had net sales of BRL11.9 billion (approximately USD7.1 billion).

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

The Company’s articles of association provide for a board of directors consisting of a minimum of five members (when the shares of the Company are listed on a regulated market, as they currently are) and a maximum of fifteen. The Company’s current board of directors is composed of nine directors, three of whom are independent directors. The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposals that are within its corporate purpose and which are not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. A majority of the members of the board of directors in office present or represented at each board of directors meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting also determines the directors’ compensation. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote.

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

Within the limits of applicable law, the board of directors of the Company may delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided that such delegation shall be subject to prior authorization by the general shareholders’ meeting. On September 14, 2005, following the requisite authorization at the general shareholders’ meeting, the board of directors delegated such day-to-day management and authority to Daniel A. Novegil. On June 1, 2011, the Company’s annual general shareholders’ meeting re-elected Ubaldo Aguirre, Roberto Bonatti, Carlos Condorelli, Pedro Pablo Kuczynski, Adrian Lajous Vargas, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil as members of the board of directors to serve until the next annual shareholders’ meeting, which will be held in May 2012. The board of directors subsequently re-appointed Paolo Rocca as its chairman and Daniel Novegil as chief executive officer of the Company.

The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as director	Age at December 31, 2011
Paolo Rocca (1)	Chairman	Chairman and CEO of Tenaris, director and vice president of San Faustin	7	59
Ubaldo Jose Aguirre	Director	Managing director of AGM/R S.A. and Aguirre y Gonzalez S.A.	6	63
Roberto Bonatti (1)	Director	President of San Faustin	7	62
Carlos Condorelli	Director	Director of Tenaris	6	60
Adrián Lajous Vargas	Director	President of Petrométrica, S.C.	6	68
Bruno Marchettini	Director	Director of San Faustin and senior advisor in technological matters for the Techint group	6	70
Daniel Agustín Novegil	Director	CEO of the Company	7	59
Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin, director of Tenaris and president of Humanitas Group	6	63
Pedro Pablo Kuczynski	Director	Senior advisor & partner of The Rohatyn Group	5	73

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Paolo Rocca. Mr. Rocca has served as chairman of the Board since 2005. He is also chairman and chief executive officer of Tenaris. In addition, he is a member of the board of directors and vice president of San Faustin and a director of Techint Financial Corporation N.V. Mr. Rocca currently serves as the chairman of Tubos de Acero de México S.A. and is member of the International Advisory Committee of NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

Ubaldo Aguirre. Mr. Aguirre has served on the Board since 2006. He is a managing director of AGM/R S.A. and Aguirre y Gonzalez S.A., both Argentine investment banking firms, and also serves as a member of the board of directors and member of the audit committee of Holcim Argentina S.A., a subsidiary of Holcim, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A., and since 2000 as member of the board of directors of URS Argentina S.A. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar. Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank —where he was responsible for that country’s external borrowing program and financial negotiations— Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre is an Argentine citizen.

Roberto Bonatti. Mr. Bonatti has served as a director of the Company since 2005. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Techint Compañía Técnica Internacional S.A.C.I. and Tecpetrol S.A. He is also a member of the board of directors of Tenaris and Siderca S.A.I.C. Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli has served as a director of the Company since 2005. He is currently a member of the board of directors of Tenaris. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tubos de Acero de México, S.A. and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Adrián Lajous Vargas. Mr. Lajous has served as a director of the Company since 2006. Mr. Lajous currently serves as chairman of the Oxford Institute for Energy Studies, president of Petrométrica, S.C. and non-executive director of Schlumberger, Ltd. and Trinity Industries Inc. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Pemex in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. Mr. Lajous is a Mexican citizen.

Bruno Marchettini. Mr. Marchettini has served as a director of the Company since 2006. Mr. Marchettini has retired from executive positions and is presently engaged as a senior advisor to the Techint group in steel technological matters. Mr. Marchettini is a member of the board of directors of San Faustin. Mr. Marchettini is an Italian citizen.

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

Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Tenaris, president of the Humanitas Group, honorary president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and president of the board of directors of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, of the European Advisory Board of the Harvard Business School and of the Trilateral Commission. Mr. Rocca is an Italian citizen.

Pedro Pablo Kuczynski. Mr. Kuczynski has served as a member of the Board since 2007. He was Prime Minister of Peru in 2005-2006 and prior to that he was the Minister of Economy and Finance from 2001. He was the Republic of Peru’s Minister of Energy and Mines in 1980-82. He was president until 2001 of a private equity firm he founded in 1992 after spending ten years as Chairman of First Boston International (currently Credit Suisse) in New York. Since 2007, he is Senior Advisor to and Partner at the Rohatyn Group, a firm specializing in emerging markets. He ran a bauxite mining company affiliated with Alcoa between 1977 and 1980. He began his career at the World Bank in 1961 and was in the 1970s head of its Policy Planning Division, Chief Economist for Latin America and Chief Economist of IFC. He was born in Peru in 1938 and educated in Peru and at Oxford and Princeton. Mr. Kuczynski is a U.S. and Peruvian national.

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

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. Auditors are appointed at the general shareholders’ meeting, on the audit committee’s recommendation, through a resolution passed by a simple majority vote. Shareholders may determine the number and the term of office of the auditors at the ordinary general shareholders’ meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the general shareholders’ meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors.

Our independent auditor for the fiscal year ended December 31, 2011 was PricewaterhouseCoopers S.àr.l., Réviseur d’ entreprises agréé, in connection with all of our annual accounts and financial statements. Our independent auditors are appointed annually for one-year terms at the annual shareholders’ meeting.

Senior Management

The following table sets forth certain information concerning our senior management:

Name	Age at December 31, 2011	Position
Daniel Novegil	59	Chief Executive Officer; Director
Pablo Brizzio	41	Chief Financial Officer
Máximo Vedoya	41	Mexico Area Manager
Martín Berardi	54	Siderar Executive Vice President
Juan Pablo Trípodi	39	International Area Manager
Oscar Montero Martínez	51	Planning and Operations General Director
Luis Andreozzi	61	Engineering and Environment Director
Miguel Angel Ponte	64	Human Resources Director
Roberto Demidchuk	50	Chief Information Officer
Rubén Herrera	54	Quality and Product Director

Daniel A. Novegil. See “Board of Directors.”

Pablo Brizzio. Mr. Brizzio currently serves as our Chief Financial Officer. He began his career with the Techint group in 1993 in Siderar. Since then, he has held several positions within the Techint group. He served as finance director of Ternium from 2005 to 2007 and in 2009, and in 2008 he served as chief financial officer of Sidor. In 2010, he assumed his position as chief financial officer of the Company. Mr. Brizzio is an Argentine citizen.

Máximo Vedoya. Mr. Vedoya currently serves as our Mexico Area Manager. Since January 2012, he has been the executive vice president of Ternium Mexico. Prior to that, he served as chief executive officer of Ferrasa. He has held several other executive positions since joining the Techint Group in 1992, such as director of Ternium Mexico’s international and steel purchase operations, commercial director and export manager of Sidor and commercial planning manager of Siderar. He was also director of Fedemetal (Colombia) and AIMM (Venezuelan association of the metallurgical and mining industry). Mr. Vedoya is an Argentine citizen.

Martín Berardi. Mr. Berardi currently serves as our Siderar Executive Vice President. He began his career with the Techint group in 1980 as a trainee in Propulsora Siderúrgica. He has held several positions within the Techint group including in Propulsora Siderúrgica, Siat S.A.I.C. and Siderca. He served as managing director of Siat (1992-1995), managing director of Tamsa (1995-2000), president and chief executive officer of Sidor (2000-2004) and became managing director of Siderar in October 2004, a position which he held until he assumed his present position at the Company. He was president of the IVES between 2002 and 2004, president of Mercofer between 2006 and 2009, and he has been vice-president of CAA (Iron Argentine Chamber) since 2004 and a member of the board of directors of ITBA (Buenos Aires Institute of Technology) since 2005. Mr. Berardi is an Argentine citizen.

Juan Pablo Trípodi. Mr. Trípodi currently serves as our International Area Manager. He assumed his current position in February 2012. Prior to that, he served as quality director of Siderar. He has held several other executive positions since joining the Techint Group in 1995, such as commercial manager of Siderar and strategic planning manager of Ternium. Mr. Trípodi is an Argentine citizen.

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

Miguel Angel Ponte. Mr. Ponte (formerly named Miguel Angel Punte) currently serves as our Human Resources Director. In 1970, Mr. Ponte joined Siderar, where he held several positions within the human resources department. In 1984, he joined Finma S.A., or Finma, an affiliate of the Techint group that provides human resources services to Techint group companies. At Finma, Mr. Ponte served first as human resources manager and later as human resources director until 2005, when he was appointed human resources director of Siderar, a position that he held until he assumed his present position at the Company. Mr. Ponte is an Argentine citizen.

Roberto Demidchuk. Mr. Demidchuk currently serves as our Chief Information Officer. He joined the Techint group in 1986 as a trainee for TEING. Since then he has held several positions in different Techint group companies, including programming manager and procurement manager at Siderar and supply chain director at Ternium. Mr. Demidchuk is an Argentine citizen.

Rubén Herrera. Mr. Herrera currently serves as our Quality and Product Director. He has also been Quality and Product Director of Ternium Mexico since 2007. Since joining the Techint group in 1990, he has held several other executive positions, including Mechanical Metallurgical Department Chief in Siderca’s Industrial Research Center, Product Manager of Siderar, and Quality and Product Director of Sidor. Mr. Herrera is an Argentine citizen.

B.	Compensation

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received for the year 2011 a fee of USD80,000, and the chairman of the board of directors received an additional fee of USD280,000. The chairman of the audit committee received as additional compensation a fee of USD60,000, while the other members of the audit committee received an additional fee of USD50,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

The aggregate cash compensation received by directors and senior management for the year 2011 amounted to USD12.9 million.

In addition, directors and senior management received for the year 2011 824,000 units for a total amount of USD2.4 million, in connection with the employee incentive retention program described in note 4 (n) (3) “Employee liabilities—Other compensation obligations” to our audited consolidated financial statements included elsewhere in this annual report.

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

Under our articles of association and the audit committee charter, the audit committee is required, among other things, to report to the board of directors on its activity and the adequacy of the Company’s systems of internal control over financial reporting. In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to the integrity of the Company’s financial statements and is responsible for making recommendations regarding the appointment, dismissal, compensation, retention and oversight of, and assess the independence of the Company’s independent auditors (see Item 16.C—”Principal Accountant Fees and Services” for additional information about the audit committee’s procedures with respect to our independent auditors). The audit committee also performs other duties imposed upon it by applicable laws and regulations of the regulated market or markets on which the shares of the Company are listed, as well as any other duty entrusted to it by the Company’s board of directors.

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

D.	Employees

The following table shows the number of persons employed by Ternium and its consolidated subsidiaries:

	At December 31,
	2011	2010	2009
Mexico	9,062	8,575	8,051
Argentina	5,459	5,416	5,281
Colombia	1,444	1,375	—
Other	580	562	547

Total employees (1)	16,545	15,928	13,879

(1)	It does not include 2,536 employees of contractors who performed services at Ternium’s facilities at year-end 2011, 2,137 employees at year-end 2010 and 2,092 employees at year-end 2009. Personnel of contractors who performed services at Ternium’s facilities at year-end 2011 increased compared to such personnel at year-end 2010 as a result of an increase in the number of employees of contractors working in projects.

At December 31, 2011, the number of persons employed by Ternium was 16,545. During 2011, the aggregate number of employees increased compared to year-end 2010, mainly due to higher activity levels. During 2010, the aggregate number of employees increased compared to year-end 2009, mainly due to the acquisition of Ferrasa and higher activity levels.

Mexico

In Mexico, approximately 61% of Ternium employees are unionized. Of these, approximately 50.5% of Mexico’s unionized workers are members of FENASA (“Federación Nacional de Asociaciones Sindicales Autónomas”), the national federation of autonomous union associations, and 49.5% are members of FNSI (“Federación Nacional de Sindicatos Independientes”), the national federation of independent unions. The unionized employees of Peña Colorada, however, are members of Sindicato de Trabajadores Mineros, Metalúrgicos y Similares de la República Mexicana (Union of Mexican Republic mine, metal and similar workers). The applicable collective bargaining agreements are negotiated every two years and salary adjustments are made on an annual basis. Despite some social and union conflicts, Ternium’s Mexican subsidiaries maintain good relations with their labor force in Mexico and have never experienced a strike or work stoppage related to labor conflicts.

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

Under Mexican labor laws, when an employee is dismissed without cause or for a cause that is challenged by the employee, an employee (other than trust employees and those with less than one year of service) may choose to demand to be reinstated in his or her employment or to be paid severance which is equal to three months salary, plus accrued benefits, such as vacations, thirteenth month salary, and seniority bonus (“prima de antigüedad”) equal to twenty four days of regional minimum salary per each year of service. In the former case, if the Conciliation and Arbitration Board determines that even though dismissal was not properly grounded but reinstatement is not possible, employer must pay a dismissed employee back wages accrued during trial, severance equal to three months salary, plus accrued benefits, such as vacations, thirteenth month salary, seniority bonus (“prima de antigüedad”) equal to twenty four days of regional minimum salary per each year of service and additional compensation equal to twenty days per each year of service.

In Mexico, Ternium has defined benefit and defined contribution plans which are granted to employees depending on their commencement date, whether they are covered or not by a collective bargaining agreement and other factors. Defined benefit employee retirement plans (pensions and seniority premiums) are based primarily on years of service, present age and remuneration at the date of retirement. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. In addition, some high level employees benefit from a plan to cover health-care expenses of retired employees. The defined contribution plans provide a benefit equivalent to the capital accumulated with the company’s contributions, which are provided as a match of employees’ contributions to the plan. The plan provides vested rights according to the years of service and cause of retirement. For further information see Note 4. (n) “Accounting policies—Employee liabilities” to our consolidated financial statements included elsewhere in this annual report.

Argentina

Most of Siderar’s employees are members of the Argentine metalworkers union (the Unión Obrera Metalúrgica de la República Argentina, or UOM) and are covered by a collective agreement that includes all workers in the Argentine steel industry. The employees are also covered by certain complementary collective agreements between Siderar and the UOM that define specific issues related to each or all plants, such as working structures, performance related compensation, productivity, production quantity and quality and Siderar’s results-related compensation. These agreements are subject to periodic modification and are updated in relation to competitiveness, quality, safety and efficiency goals and to reflect inflation adjustments.

As part of the privatization process in 1992, 20% of Siderar’s shares were sold to former employees of the acquired state-owned company Somisa under the Programa de Propiedad Participada (the “Employee Stock Ownership Plan”). As of March 31, 2012 this participation decreased to 2.56% as a result of Siderar’s shares being sold in the market overtime. For further information, see Item 4. “Information on the Company—C. Organizational Structure—Subsidiaries—Siderar.”

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

In the last five years, nominal salaries in local currency increased substantially, reflecting the economic situation of the country and inflation, and were the result of collective agreements entered into with the labor authorities’ involvement. Negotiations on salaries between the employers’ entity representing steel companies in the collective bargaining —including Siderar— and the steelworkers unions are made on an annual basis.

We believe that Siderar maintains good relations with its unions. In early 2009, following a decrease in the level of activity since the last quarter of 2008 due to the global economic downturn, Siderar downsized contractor and subcontractor activities and temporary personnel, triggering adverse reactions from the construction workers’ union and the steelworkers’ union. Later in 2009, during the negotiations between Siderar and the steelworkers’ union regarding the annual bonuses related to results, the unions called for work stoppages and other measures. These events have not had a significant impact on Siderar’s operations.

Under Argentine law, Siderar is required to pay an amount equal to up to 23% of its employees’ base salaries towards the social security system. Siderar must also withhold an additional percentage from salaries for contribution to such funds up to a certain amount. Part of those contributions finances a state-controlled pension system. There are no mandatory company-supported pension plans.

Under Argentine labor laws, when an employee is dismissed without cause, an employer must pay him or her severance equal to one month of its best, monthly and regular salary per each year of service or fraction of more than three months, subject to certain floors and caps. In addition, Siderar implemented an unfunded benefit plan for certain senior officers. The plan is designed to provide certain benefits (in addition to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement.

Colombia

Presently, Ferrasa’s employees are non-unionized workers. We believe that Ferrasa maintains good relations with its employees. The measures that Ferrasa has taken in order to make it more competitive have not resulted in significant labor unrest.

Under Colombian labor laws, employers are required to pay its workers a monthly minimum wage, which is increased by the government on an annual basis in relation to the inflation rate in the country during the previous year. In addition, labor laws provide for the payment of transportation assistance and the supply of uniforms to those employees earning less than two minimum monthly salaries.

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

To our knowledge, the total number of shares of the Company (including in the form of ADSs) owned by our directors and executive officers as of March 31, 2012 was 816,560, which represents 0.04% of our issued and outstanding shares. The following table provides information regarding share ownership by our officers and directors.

Director or Officer	Number of Shares Held
Adrián Lajous	740,560
Martín Berardi	76,000
Total	816,560

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

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

Identity of Person or Group	Number	Percent
Techint Holdings S.à r.l. and subsidiaries (1)	1,243,433,112	62.02%
Tenaris (1)	229,713,194	11.46%
Ternium (2)	41,666,666	2.08%
Directors and Senior Management as a group	816,560	0.04%
Public	489,113,910	24.40%

Total	2,004,743,442	100.00%

(1)	Each of Techint Holdings S.à r.l. (Techint), formerly known as I.I.I. Industrial Investments Inc. and Tenaris were controlled by San Faustin S.A. (San Faustin), formerly known as San Faustin NV. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (RP STAK) holds shares in San Faustin sufficient in number to control San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. Techint transferred its domicile from the Cayman Islands to Luxembourg and San Faustin also transferred its domicile from Curacao to Luxembourg. In connection with San Faustin’s 2011 redomiciliation, San Faustin’s controlling entity Rocca & Partners S.A. organized a Dutch private foundation (Stichting) under the name of Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (RP STAK). RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
(2)	Ternium holds its own shares through its wholly-owned subsidiary Ternium International Inc.

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

On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares. Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD150 million and USD100 million, respectively. In connection with the sale of Ternium’s shares by Usiminas, Ternium collected a USD10.2 million fee and was reimbursed all expenses relating to the offering and concurrent purchase.

Following consummation of these transactions, Techint owns directly 62.02% of the Company’s share capital and Tenaris holds directly 11.46% of the Company’s share capital and Usiminas no longer owns any Ternium shares. Also, upon completion of the transaction, the two members of Company’s board of directors nominated by Usiminas resigned from the Company’s board.

As of March 31, 2012, 48,993,037 ADSs (representing 489,930,370 shares, or 24% of all outstanding shares of the Company) were registered in the name of three record holders resident in the United States, as informed by The Bank of New York Mellon.

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

Purchases of Raw Materials

In the ordinary course of business, Ternium buys raw materials and other production inputs from subsidiaries of Tenaris. These purchases are made on similar terms and conditions as those for purchases made by the Ternium companies from unrelated third parties. These transactions include:

•	purchase of ferrous scrap and other raw material, which amounted to USD27.9 million in 2011, USD29.5 million in 2010 and USD14.3 million in 2009; and

•

purchase of steam and operational services from the Argentine electric power generating facility of Siderca for Siderar in San Nicolás. These purchases amounted to USD14.0 million in 2011, USD14.1 million in 2010 and USD13.6 million in 2009.

Sales of Steel Products and Raw Materials

In the ordinary course of business, Ternium sells flat steel products, steel bars and other raw materials to subsidiaries of Tenaris. These transactions include:

•	sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to USD86.6 million in 2011, USD126.5 million in 2010 and USD24.7 million in 2009;

•	sales of metal building components for a new rolling mill, which amounted to USD2.8 million in 2011, USD18.7 million in 2010 and USD4.4 million in 2009;

•

sales of pig iron, DRI, scrap, iron ore pellets and other raw materials to be used in the production of seamless pipes, which amounted to USD2.3 million in 2011, USD20.1 million in 2010 and USD8.9 million in 2009; and

•	sales of steel round bars for Tenaris facilities in Mexico, which amounted to USD77.9 million in 2011.

In certain circumstances, Ternium sells steel products to other companies in the Techint group. These sales amounted to USD0.4 million in 2011, USD2.5 million in 2010 and USD1.0 million in 2009.

All these sales are made on similar terms and conditions as those for sales made by Ternium to unrelated third parties.

Purchase Agency Services

Lomond Holdings, in which the Company has a 50% share ownership and Tenaris has the remaining 50% share ownership, through its network of companies under the brand “Exiros,” provides purchase agency services to us, and to Tenaris’ subsidiaries. In connection with Exiros’ services, Ternium paid fees amounting to USD31.3 million in 2011, USD28.9 million in 2010 and USD23.6 million in 2009.

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

Tecpetrol supplies natural gas at prices and on terms and conditions that are equivalent to those charged by Siderar’s other suppliers of natural gas. Tecpetrol’s sales to Siderar amounted to USD9.6 million in 2011, USD4.3 million in 2010 and USD2.4 million in 2009.

TGN charges Siderar a price to transport its natural gas supplies that is equivalent, on a comparable basis, to prices paid by other industrial users. The Argentine government regulates the framework under which TGN operates and prices its services. TGN’s sales to Ternium amounted to USD1.8 million in 2011, USD1.8 million in 2010 and USD2.0 million in 2009.

Litoral Gas distributes gas to Siderar’s northern plants. Litoral Gas’ sales to Ternium totaled USD1.1 million in 2011, USD1.1 million in 2010 and USD1.3 million in 2009.

Energy Consulting Services provided Siderar with natural gas. Energy Consulting Services sales amounted to USD3.0 million in 2009.

Provision of Engineering and Labor Services

Ternium contracts with certain companies controlled by San Faustin specialized in supplying engineering services, construction services, labor and supervision services, for civil and electromechanical works, and cleaning, general maintenance and handling of by-products services. Fees accrued for these services amounted to USD124.8 million in 2011, USD104.5 million in 2010 and USD87.1 million in 2009.

Sales and Purchases of Other Products and Services

Ternium entered into other transactions with companies controlled by San Faustin. The most important ones include:

•

purchases of plant equipment and spare parts, and technical assistance from Tenova S.p.A. (formerly Techint Compagnia Tecnica Internazionale) and from other related companies, which amounted to USD5.8 million in 2011, USD6.5 million in 2010 and USD0.3 million in 2009; and

•	purchases of steel products from Tenaris’ subsidiaries, which amounted to USD1.9 million in 2011 and USD0.5 million in 2010.

Administrative Services

Finma S.A., Arhsa S.A. and Techinst S.A., a group of companies controlled by San Faustin in which the Company has a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provide administrative and legal support services to San Faustin’s affiliates in Argentina, including Argentine affiliates of Ternium. Fees accrued for these services amounted to USD11.5 million in 2011, USD10.0 million in 2010 and USD7.8 million in 2009.

Other Transactions

Ternium sold welded steel pipes to Tenaris as part of orders to a Tenaris customer for an amount of USD0.7 million in 2011, USD4.5 million in 2010 and USD1.9 million in 2009. In the ordinary course of business, from time to time, Ternium carries out other transactions and enters into other arrangements with Techint group companies, none of which are believed to be material.

C.	Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-56 for our audited consolidated financial statements.

Legal Proceedings

Outstanding Legal Proceedings

The following legal proceedings were outstanding as of the date of this report:

Tax matters relating to Ternium Mexico

On January 26, 2012, the Mexican tax authorities notified Ternium Mexico and its subsidiary Acerus S.A. de C.V., or Acerus, of a tax assessment that challenges the value attributed by a predecessor of Acerus to a capital reduction made in 2004 (i.e., prior to the Company’s investment in Ternium Mexico’s predecessor Grupo Imsa in 2007) and assessed an income tax deficiency. The tax authorities assert that the capital reduction should have been valued at a price significantly higher than the value attributed at the time by the shareholder. The proposed assessment represents an estimated contingency of MXN4,124 million (approximately USD321 million) at March 31, 2012, in taxes and penalties. On April 2, 2012, Ternium Mexico filed an appeal to this assessment before the Mexican tax authorities and reserved the right to further appeal to the tax courts. The Company believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in the consolidated financial statements included in this annual report.

Tax matters relating to Siderar

The Administración Federal de Ingresos Públicos (“AFIP”), the Argentine tax authority, has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD18.7 million as of December 31, 2011. Siderar appealed these assessments before the National Tax Court. On April 13, 2005, Siderar was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 – 1996. The ruling was appealed both by Siderar and the AFIP. On June 10, 2010, Siderar was notified of a ruling issued by the Court of Appeals in federal administrative law which mainly resulted in favor of Siderar. The ruling was appealed both by Siderar and the AFIP. Based on the above, Siderar recognized a provision amounting to USD2.0 million as of December 31, 2011 as management considers there could be a potential cash outflow.

Previously Reported Legal Proceedings

The following previously reported legal proceeding was terminated, settled or otherwise disposed of during the year covered by this report through to the date of this annual report:

Siderar

As of March 31, 2011, 25.97% of Siderar’s equity was held by the ANSeS, Argentina’s governmental social security agency. ANSeS became a significant shareholder of Siderar in the last quarter of 2008 as a result of the nationalization of Argentina’s private pension system. Investments held by the private pension funds were subject to certain restrictions, including a limit preventing them to exercise more than 5% of any company’s voting rights (regardless of their share participation in any such company), and the act of Congress ordering the transfer of assets from the private pension funds to ANSeS provided that all limitations applicable to the pension funds would continue to apply to ANSeS. However, on April 13, 2011, the Argentine Executive Branch issued Decree 441/2011, which purported to abrogate the 5% limit on voting rights. If ANSeS were to exercise its voting rights in excess of the 5% limit, ANSeS would have been entitled to appoint up to three out of eleven members of Siderar’s board of directors and one out of three members of Siderar’s surveillance committee. Ternium maintained that Decree 441/2011 was unconstitutional based on, among other reasons, the absence of the urgency grounds that must be met for an act of Congress to be amended by a decree of the Executive Branch.

On April 15, 2011, Siderar’s annual general shareholders’ meeting resolved, among other things, to approve a dividend payment of ARP1.5 billion (USD370 million) to be made available to shareholders (including Ternium) beginning on May 6, 2011. At that meeting, Ternium objected to the exercise by ANSeS of voting rights in excess of the 5% limit; however, ANSeS was allowed to record its vote as though the 5% restriction did not apply. Although the ANSeS representative voted against the dividend payment and most of other resolutions proposed by Siderar’s board of directors, ANSeS did not prevail in any vote, even computing its votes without giving effect to the voting cap. Following the dividend approval, the annual shareholders’ meeting was suspended until May 11, 2011.

After the meeting, the Comisión Nacional de Valores (“CNV”), Argentina’s securities regulator, declared Siderar’s shareholders’ meeting (including the resolution approving the USD370 million dividend) void for “administrative purposes.” Siderar challenged in court the CNV resolution voiding Siderar’s shareholders’ meeting and Ternium took legal action against Decree 441/2011.

On May 2, 2011, Siderar received notice of a preliminary injunction issued at ANSeS’s request by a commercial court in the City of Buenos Aires, suspending the execution of certain resolutions taken by Siderar’s shareholders’ meeting (including the allocation of results for fiscal year 2010), and ordering Siderar to refrain from disposing, in whole or in part, of certain reserves and retained earnings accounts recorded in its net equity, except for the purpose of paying dividends. On May 5, 2011, the commercial court clarified that Siderar was prevented from distributing dividends out of its results or reserves for the fiscal year 2010 and was solely allowed to make distributions out of results or reserves corresponding to fiscal years prior to 2010. Siderar subsequently informed the market that, as a result of that court decision, it was not permitted to make on May 11, 2011, the dividend payment approved by its April 15, 2011 shareholders’ meeting, and filed an appeal against the court decisions in accordance with applicable law.

On May 6, 2011, the CNV issued a resolution requesting Siderar to convene a new shareholders’ meeting. But on May 11, 2011, at Ternium’s request, the Commercial Court of Appeals of the City of Buenos Aires authorized Siderar to maintain its annual shareholders’ meeting suspended for 60 days. While Siderar filed an appeal against such CNV resolution, Siderar’s board of directors convened a new general shareholders’ meeting for July 21, 2011.

On May 27, 2011, a federal prosecutor requested a federal criminal court in the City of Buenos Aires to investigate whether the members of Siderar’s board of directors should be subject to criminal penalties as a result of Siderar’s failure to provide additional information on the allocation of Siderar’s ARP6.5 billion (or USD1.5 billion) special reserve for future dividends or to distribute a higher amount of dividends out of the special reserve. The special reserve, which increased significantly since 2003, had not previously been objected to or challenged by Siderar’s shareholders or any regulatory authority. Ternium believed that the prosecutor’s allegations were unsupported.

In addition, on June 2, 2011, the CNV instituted administrative proceedings against the members of Siderar’s board of directors and supervisory committee. Those proceedings were intended to determine if those persons breached their legal duties by preventing ANSeS from exercising its voting rights in excess of the 5% limit at the April 15, 2011 shareholders’ meeting. CNV finally acquitted the members of Siderar’s board of directors and supervisory committee and issued a warning to Siderar. Siderar filed an appeal against such decision, which is currently to be resolved by the Commercial Court of Appeals of the City of Buenos Aires.

Siderar and ANSeS subsequently agreed to solve the issues under dispute. At a new general meeting held on July 21, 2011, the shareholders (including ANSeS) approved payment of a dividend of ARP1.5 billion (approximately USD360 million), payable out of Siderar’s 2010 results. That dividend payment was identical to (but not cumulative with) the payment approved on April 15, 2011. Payment of the dividend was finally made available to shareholders (including Ternium) on September 7, 2011, after receipt by Siderar of notice of a court decision revoking the preliminary injunction issued at ANSeS’ request in May 2011. The meeting also decided on the composition of Siderar’s board of directors and surveillance committee; Ternium appointed the majority of the members of each of the board of directors and the surveillance committee, while ANSeS appointed three out of eleven members of the board of directors and one out of three members of the surveillance committee.

On November 10, 2011, a new shareholders’ meeting (including ANSeS) resolved to reallocate ARP4,169,625,252 booked as special reserve for future dividends in Siderar’s shareholders’ equity by a capital increase and the issuance of 4,169,625,252 new shares with a nominal value of ARP1.00 per share, which were distributed among shareholders as a stock dividend.

All above referenced legal actions, proceedings and appeals were terminated and/or settled.

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

The following table shows the dividends approved by the Company’s shareholders since its incorporation:

Shareholders’ meeting date	Approved dividend			Dividend payment date
	Amount (USD million)	Per share (USD)	Per ADS (USD)
June 6, 2007	100.2	0.05	0.50	June 12, 2007
June 4, 2008	100.2	0.05	0.50	June 12, 2008
June 3, 2009	—	—	—	n/a
June 2, 2010	100.2	0.05	0.50	June 10, 2010
June 1, 2011	150.4	0.075	0.75	June 9, 2011

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

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2011. The legal reserve is not available for distribution.

B.	Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details

The Company’s ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “TX.” Trading on the NYSE began on February 1, 2006. As of March 31, 2012, a total of 2,004,743,442 shares were registered in the Company’s shareholder register.

As of March 31, 2012, a total of 489,930,470 shares were registered on behalf of Euroclear and Clearstream, mostly related to the Company’s ADR program. On March 30, 2012, the closing price for the Company’s ADSs reported by the NYSE was USD23.68.

New York Stock Exchange

As of March 31, 2012, a total of 48,993,037 ADSs were registered of record. Each ADS represents 10 shares of the Company’s share capital. The Bank of New York Mellon acts as the Company’s depositary for issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the high and low daily quoted prices for the Company’s shares, in the form of ADSs, as reported by the NYSE.

	Price per ADS
Five Most Recent Full Financial Years	High	Low
2007	41.23	24.01
2008	45.18	4.65
2009	35.61	5.76
2010	43.07	29.16
2011	43.26	15.54

	Price per ADS
Full Financial Quarters since 2010	High	Low
First quarter 2010	41.34	29.16
Second quarter 2010	43.05	29.78
Third quarter 2010	37.94	30.87
Fourth quarter 2010	43.07	32.55
First quarter 2011	43.26	33.78
Second quarter 2011	36.61	28.46
Third quarter 2011	31.08	20.21
Fourth quarter 2011	26.20	15.54
First quarter 2012	24.86	18.65

	Price per ADS
Last Six Months	High	Low
October 2011	26.20	19.90
November 2011	26.06	15.54
December 2011	18.65	16.73
January 2012	23.25	18.65
February 2012	23.97	21.64
March, 2012	24.86	22.53

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The Company’s authorized share capital is fixed by the Company’s articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. The general extraordinary meeting of shareholders held on June 2, 2010, renewed the validity of the Company’s authorized share capital until July 15, 2015. As of March 31, 2012, there were 2,004,743,442 shares issued. All issued shares are fully paid.

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

(d)	any issuance of shares (including by way of free shares or at a discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its Affiliates (as such term is defined in the Company’s articles of association), including without limitation the direct issue of shares upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of, or in relation to, compensation or incentive for any such persons.

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

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2011. The legal reserve is not available for distribution.

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

Any shareholder who holds one or more shares of the Company on the fifth calendar day preceding the general shareholders’ meeting (the “Record Date”) shall be admitted to a general shareholders’ meeting. Those shareholders who have sold their shares between the Record Date and the date of the general shareholders’ meeting may not attend or be represented at the meeting.

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

The board of directors and the shareholders at the shareholders’ meeting may, if they deem so advisable, reduce these periods of time for all shareholders and admit all shareholders (or their proxies) who have filed the appropriate documents to the general shareholders’ meeting, irrespective of these time limits.

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated as of January 31, 2006 among the Company, The Bank of New York Mellon (formerly The Bank of New York), as depositary, and all owners and beneficial owners from time to time of ADRs of the Company. ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct the depositary on how to exercise the voting rights for the shares which underlie their ADSs.

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

BNP Paribas Securities Services, Luxembourg Branch, maintains the Company’s shareholders’ register.

Repurchase of Company Shares

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of August 10, 1915, as amended, and, in the case of acquisitions of shares or ADSs made through the NYSE, with any applicable laws and regulations of such market. See Item 16.E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information on the authorization granted on June 2, 2010, by the Company’s annual general shareholders’ meeting to the Company or its subsidiaries to repurchase the Company’s shares, including shares represented by ADRs.

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

For a summary of any material contract entered into by us outside of the ordinary course of business during the last two years, see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other Inputs.” For a summary of the notes evidencing CVG’s indebtedness to the Company in connection with the Sidor nationalization process, see note 27 to our audited consolidated financial statements included elsewhere in this annual report.

D.	Exchange Controls

Many of the countries which are important markets for us or in which we have substantial assets have a history of substantial government intervention in currency markets, volatile exchange rates and government-imposed currency controls. These include Mexico and Argentina. Currently, only Argentina has exchange controls or limitations on capital flows—including requirements for the repatriation of export proceeds—in place.

Mexico

Between November 1991 and December 1994, the Mexican Central Bank maintained the exchange rate between the U.S. dollar and the Mexican peso within a predetermined range through intervention in the foreign exchange market. The Mexican Central Bank intervened in the foreign exchange market as the exchange rate reached either the minimum or the maximum of the predetermined range in order to reduce day-to-day fluctuations in the exchange rate. On December 20, 1994, the Mexican government modified the predetermined range within which the Mexican peso was permitted to float by increasing the maximum Mexican peso price of the U.S. dollar by MXN0.53, which implied an effective 15% devaluation of the Mexican peso from December 19 to December 21, 1994. On December 22, 1994, the Mexican government suspended intervention by the Mexican Central Bank in the foreign exchange market and allowed the Mexican peso to float freely against the U.S. dollar. Factors that contributed to this decision included the size of Mexico’s current account deficit, a decline in the Mexican Central Bank’s foreign exchange reserves, rising interest rates for other currencies (especially the U.S. dollar) and reduced confidence in the Mexican economy on the part of investors due to political uncertainty associated with events in the state of Chiapas and presidential and congressional elections in that year. The value of the Mexican peso suffered a steep deterioration against the U.S. dollar, declining by 43% from December 19, 1994 to December 31, 1994. The Mexican government has since allowed the Mexican peso to float freely against the U.S. dollar. Since September 2008 until March 2009, the value of the Mexican peso against the U.S. dollar declined rapidly mainly as a consequence of the global economic downturn. Between March 2009 and June 2011, the Mexican peso partly recovered its losses mainly reflecting the subsequent recovery of economic activity. During the second half of 2011 the value of the Mexican peso against the U.S. dollar declined rapidly mainly as a consequence of the European crisis. The Mexican peso suffered a 25% devaluation with respect to the U.S. dollar in 2008, it appreciated 4% in 2009 and 5% in 2010, and it depreciated 13% in 2011.

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

•	outflows from proceeds of investments in capital markets are restricted and subject to certain requirements, such as, in certain cases, the maintenance of the investment for a specific period of time;

•

inflows and outflows of foreign currency through the local exchange market, and indebtedness transactions by local residents that may result in a foreign currency payment to non-residents, must be registered with the Argentine Central Bank;

•

funds from export revenues or financial loans received that are credited in foreign currency overseas must be converted into local currency and credited to a local banking account within a specific period of time;

•

acquisitions to make investments in foreign currency must be cleared in advance by the federal tax authority. The grounds on which transactions are cleared or rejected are not specified in the regulations nor have been disclosed by the federal tax authority; and

•

all payments of import of goods (despite its materiality) and services (above a specified threshold) must be cleared by the federal tax authority and other competent authorities, such as the Secretary of Commerce. The criteria followed to authorize or object a transaction are not determined in the applicable regulations.

Regulations issued by the Argentine Central Bank establish specific exceptions pursuant to which some of these requirements may not apply to foreign trade, export finance-related transactions and certain medium term financial loans (subject to compliance with certain requirements), nor to the primary placement of publicly traded securities listed in one or more regulated markets.

Increasingly since 2008, the Argentine government has imposed new restrictions on foreign exchange outflows, including through certain transactions on securities traded locally. Also, in October 2008, the time periods for the repatriation of export revenues credited in foreign currency overseas were, in practice, substantially shortened.

For additional information regarding factors affecting the value of the Argentine peso, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina.”

The market exchange rate of the Argentine peso against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market and is indirectly influenced by Argentine governmental actions carried out through certain public bodies, including the Argentine Central Bank. See Item 3. “Key Information—D. Risk Factors—Risks Relating to our Business— Changes in exchange rates or any limitation in the Ternium companies’ ability to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.”

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

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For the purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders.” A “non-Luxembourg Holder” means any investor in ADSs of the Company other than a Luxembourg Holder.

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

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law. See note 1 to our audited consolidated financial statements included elsewhere in this annual report.

Tax regime applicable to realized capital gains

Luxembourg Holders

Luxembourg resident individual holders

Capital gains realized by Luxembourg resident individuals who do not hold their ADSs as part of a commercial or industrial business and who hold no more than 10% of the share capital of the Company will only be taxable if they are realized on a sale of ADSs that takes place within the first six months following their acquisition.

If such ADSs are held as part of a commercial or industrial business, capital gains would be taxable in the same manner as income from such business.

Capital gains realized by Luxembourg resident individuals holding (together with his/her spouse and underage children) directly or indirectly more than 10% of the capital of the Company3 will be taxable at a special rate, but after a holding period of six months. Within the six month period, standard rates apply.

Luxembourg resident corporate holders

Capital gains realized upon the disposal of ADSs by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 28.80% for the fiscal year ending 2011 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to Article 1 of the Grand Ducal Decree dated December 21st, 2001 in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

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

A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which ADSs are attributable, will bear Luxembourg corporate income tax and municipal business tax on a gain realized on a disposal of such ADSs as set forth above for a Luxembourg corporate holder. However, gains realized on the sale of the ADSs may benefit from the full exemption provided for by Article 1 of the Grand Ducal Decree dated December 21st, 2001 in combination with Article 166 of the Luxembourg Income Tax Law subject in each case to fulfillment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the ADSs are attributable, will bear corporate income tax on a gain realized on a disposal of such ADSs under the same conditions applicable to an individual non-Luxembourg Holder, as set out above.

Tax regime applicable to distributions

Withholding tax

Distributions imputed for tax purposes to newly accumulated profits of the Company (on an unconsolidated basis) are subject to a withholding tax of 15% computed on the gross amount distributed. The rate of the withholding tax may be reduced pursuant to double tax treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein.

[3]

Or if the Luxembourg resident individuals have received the shares for no consideration within the last 5 years and that the former holder held at least 10% in the capital of the company at any moment during said five years.

Nevertheless, no withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the European Union Council Directive of November 30th, 2011 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (2011/96/UE), (iii) a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, (iv) a company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, (v) an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a double tax treaty with Luxembourg and (vi) a Luxembourg permanent establishment of one of the above-mentioned categories (except (iv)), provided each time that at the date of payment, the holder holds or commits to hold directly (or through a vehicle regarded as tax transparent from a Luxembourg tax perspective), during an uninterrupted period of at least twelve months, ADSs representing at least 10% of the share capital of the Company or acquired for an acquisition price of at least EUR 1,200,000.

Luxembourg Holders

With the exception of Luxembourg corporate holders benefitting from the exemption referred to above, Luxembourg individual holders, and Luxembourg corporate holders subject to Luxembourg corporate tax, must include the distributions paid on the ADSs in their taxable income, 50% of the amount of such dividends being exempt from tax. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.

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

United States federal income taxation

This section describes the material U.S. federal income tax consequences of owning ADSs. It applies to you only if you hold your ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

• a dealer in securities,

•	a bank,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a person who invests through a pass-through entity, including a partnership,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a former citizen of long-term resident of the United States,

•	a person that actually or constructively owns 10% or more of our voting stock (including ADSs),

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells ADSs as part of a wash sale for tax purposes, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

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

•

a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

You must generally include any Luxembourg tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when the depositary receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

The amount of any dividend paid in foreign currency will equal the U.S. dollar value of the foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is received by the depositary, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency received as a dividend is converted into U.S. dollars on the date of receipt, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, you will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will generally be treated as ordinary income or loss from sources within the United States.

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

Taxation of capital gains

U.S. Holders. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, as applied to foreign private issuers (the “Exchange Act”). Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We prepare quarterly and annual reports containing consolidated financial statements in accordance with IFRS. Our annual consolidated financial statements are certified by an independent accounting firm. We submit quarterly financial information to the SEC on Form 6-K simultaneously with or promptly following the publication of that information in Luxembourg or any other jurisdiction in which the Company’s securities are listed, and will file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from the end of the fiscal year on December 31. These quarterly and annual reports may be reviewed at the SEC’s Public Reference Room. Reports and other information filed electronically with the SEC are also available at the SEC’s website.

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

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

The multinational nature of our transactions, operations and customer base expose us to the risk of changes in interest rates, foreign currency exchange rates and commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate market risk. Otherwise, we do not use derivative financial instruments for other purposes. In addition, in the ordinary course of business Ternium also faces risks with respect to financial instruments that are either non-financial or non-quantifiable. Such risks principally include country risk and credit risk and are not presented in the following analysis. For additional information about our financial risk management, see note 33 to our audited consolidated financial statements included elsewhere in this annual report.

The following tables provide a breakdown of Ternium’s debt instruments at December 31, 2011, which included fixed and variable interest rate obligations detailed maturity date. The following information should be read together with note 33 “Financial Risk Management” to our audited consolidated financial statements included elsewhere in this annual report.

At December 31, 2011
In thousands of U.S.	Expected maturity in the year ending December 31,
Dollars	2012	2013	2014 (3)	2015	2016	Thereafter	Total
Non-current Debt
Fixed Rate
Floating Rate		401,791	422,554	24,506	99,644	—	948,495

Current Debt
Fixed Rate	484,996						484,996
Floating Rate	556,554						556,554

Total (1) (2)	1,041,550	401,791	422,554	24,506	99,644	—	1,990,045

(1)	Borrowings are primarily bank borrowings with third parties. See Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”
(2)	As most borrowings are subject to floating rates that approximate market rates, with contractual repricing that occurs every one, three or six months, the fair value of each borrowing approximates its carrying amount and is not disclosed separately.
(3)	In April 2011, we successfully negotiated an extension of maturities under Ternium Mexico’s 2007 syndicated loan facility. Pursuant to this agreement, USD803 million originally maturing in July 2012 will be paid by Ternium Mexico in four equal semiannual installments commencing on January 2013 and ending on July 2014.

The weighted average interest rate of Ternium’s debt was 3.42% at December 31, 2011. This figure, which incorporates instruments denominated mainly in U.S. dollars and also includes the effect of derivative financial instruments, was calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2011.

Total Debt by Currency as of December 31, 2011

In thousands of U.S. Dollars
USD	1,359,485
ARP	461,413
COP	125,300
Other	43,847

Total	1,990,045

Interest Rate Exposure Risk

Interest rate movements create a degree of risk by affecting the amount of Ternium’s interest payments and the value of Ternium’s floating-rate debt. Most of Ternium’s long-term borrowings are at variable rates that are partially fixed through swaps and options. Ternium’s total variable interest rate debt amounted to USD1.5 billion (76% of total borrowings) for the year ended December 31, 2011.

Interest Rate Derivative Contracts

As of December 31, 2011, most of the Company’s long-term borrowings were at floating rates.

Ternium Mexico entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt.

On February 23, 2007, Ternium Mexico entered into several interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD140 million, in an average range of 4.19% to 6.00%. These agreements expired in March 2012.

On June 18, 2008, Ternium Mexico entered into several knock-in swap agreements in an average swap level of 5.22% and a knock-in (“KI”) level of 2.5%. As of December 31, 2011, the notional amount outstanding was USD396 million. These agreements are due in July 2012. As of December 31, 2011, these contracts were accounted for under the hedge accounting method and generated a pre-tax reserve in equity for USD9.6 million loss.

As of December 31, 2011, Ternium Mexico was a party to interest rate collar and knock-in swaps agreements as detailed in the table below:

At December 31, 2011	Total	Fair Value
Interest rate collars Ternium Mexico
Contract amount (in USD million)	140	(1.3)
Average fixed pay range	4.19%—6.00%

Knock-in swap agreements
Contract amount (in USD million)	396	(18.0)
Average swap level and knock-in level	2.50%—5.22%

Foreign Exchange Exposure Risk

A significant portion of Ternium’s business is carried out in currencies other than the U.S. dollar, Ternium’s reporting currency. As a result of this foreign currency exposure, exchange rate fluctuations impact Ternium’s results as reported in its income statement in the form of both translation risk and transaction risk. Translation risk is the risk that Ternium’s consolidated financial statements for a particular period or as of a certain date may be affected by changes in the prevailing rates of the various functional currencies of the reporting subsidiaries against the U.S. dollar. Transaction risk is the risk that the value of transactions executed in currencies other than the subsidiary’s functional currency may vary according to currency fluctuations.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2011. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million	Functional Currency
Exposure to	USD		MXN	ARP	COP
U.S. dollar (USD)	(n/a	)	(1,708.2)	214.0	(93.1)
EU euro (EUR)	6.3		(3.5)	13.5	—
Other currencies	(0.1)		—	—	—

We estimate that if the Mexican peso, Argentine peso and Colombian peso (“COP”) had devaluated by 1% against the U.S. dollar with all other variables held constant, total pre-tax income for the year would have been USD16.3 million lower, as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly trade receivables, borrowings and trade payables. This effect would have been offset by the change in the currency translation adjustment recorded in equity.

Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to USD3.8 billion, the currency translation adjustment included in total equity would have been USD37.2 million lower, arising from the adjustment on translation of the equity related to the Mexican peso, the Argentine peso and the Colombian peso.

Effective as from January 1, 2012, the functional currency for the Company’s Mexican subsidiaries is the U.S. dollars. For further information on the change in functional currency of Mexican subsidiaries, see Item 5. “Operating and Financial Review and Prospects—Overview — Change in functional currency of Mexican subsidiaries.”

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

During 2011, Prosid entered into several non-deliverable forward agreements to manage the exchange rate exposure generated by Siderar’s debt in Argentine pesos against the U.S. dollar. The notional amount hedged as of December 31, 2011 was ARP2.1 billion with an average forward price of ARP4.67 per U.S. dollar.

Furthermore, during 2011, Ferrasa has been hedging the exposure of certain trade receivables denominated in its local currency through non-deliverable forward agreements. As of December 31, 2011, the agreements’ aggregate notional amount was COP34.4 billion at an exchange rate of COP1,923 per U.S. dollar.

On December 14, 2011, Ternium Mexico entered into a non-deliverable forward agreement over an aggregate notional amount of MXN627.5 million, at an exchange rate of MXN13.94 per U.S. dollar, to manage its operating exposure in MXN. This agreement was due on January 19, 2012.

During December 2011 and in connection with the purchase of Usiminas shares (for further information on the Usiminas shares purchase transaction, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments — Acquisition of participation in Usiminas”), both Ternium Investments, through its Zug branch, and Prosid entered into several non-deliverable forward and forward exchange collar agreements to manage the exchange rate exposure generated by the share purchase agreement in Brazilian Reais against the U.S. dollar. The notional amount hedged as of December 31, 2011 by Ternium Investments and Prosid was BRL2.9 billion and BRL1.0 billion, respectively. These agreements were due in January 2012 and have been accounted for as cash flow hedges. As of December 31, 2011, the after-tax cash flow hedge reserve related to these agreements amounted to USD8.2 million.

The net fair values of the exchange rate derivative contracts as of December 31, 2011 were:

Currencies	Contract	Notional amount USD Billion	Fair Value USD Thousand
BRL/USD	ND forward	BRL3.9	(8,902)
ARP/USD	Forward	ARP2.1	(1,653)
MXN/USD	Forward	MXN0.6	(83)
COP/USD	ND forward	COP34.4	50

			(10,588)

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

Natural Gas

As discussed in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other Inputs,” Siderar covers its needs for the supply of natural gas at market prices. On the other hand, Ternium Mexico purchases all of its natural gas from Pemex Gas and three distributors. Natural gas prices for Ternium Mexico are determined based on the average of the quoted prices of several indexes plus transportation and service costs depending on the areas or cities or pursuant to the methodology approved by the Energy Regulatory Commission for prices applicable to an area as the case may be. Those prices are related to market prices of natural gas in the United States and are, therefore, subject to price volatility caused by natural gas demand conditions in United States, including U.S. weather conditions, natural gas supply conditions in the United States and other factors that are outside Ternium Mexico’s control and which are generally unpredictable. Ternium Mexico constantly monitors the natural gas markets to manage this exposure.

Commodities Derivative Contracts

Until August 2009, Ternium Mexico has entered into derivative structures to manage the impact of the fluctuation of natural gas price over its cost. Since August 2009, Ternium Mexico has not covered its natural gas price exposure with derivative instruments.

Other Commodities and raw materials

In the past, management has used commodity derivative instruments to cover fluctuations in the market prices of certain raw materials used in the production processes, such as zinc, aluminum and tin. While these markets are monitored periodically, during 2009, 2010 and 2011 Ternium had not hedged any commodity positions other than those of natural gas until August 2009.

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

•	A fee of USD0.02 (or less) per ADS for any cash distribution to ADS registered holders.

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

Fees payable by the Depositary to the Company

Fees incurred in 2011. In 2011, Ternium received no fees or other direct and indirect payment from the Depositary in connection with the deposited securities.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Exchange Act as of December 31, 2011). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Ternium’s internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its financial statements for external purposes in accordance with IFRS.

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

Based on this assessment, management has concluded that Ternium’s internal control over financial reporting, as of December 31, 2011, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The effectiveness of Ternium’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises agréé, an independent registered public accounting firm, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm.”

Attestation Report of Registered Public Accounting Firm

See pages F-1 and F-2 of the audited consolidated financial statements.

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

On June 1, 2011, our board of directors determined that none of the independent members of the audit committee, meets the attributes defined in Item 16A of Form 20-F for “audit committee financial experts.” We do not have an audit committee financial expert because we have concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time as it deems necessary, engages persons that meet all of the attributes of an “audit committee financial expert” as consultants.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies specifically to our principal executive officers, and principal financial and accounting officer and controller, as well as persons performing similar functions. We have also adopted a code of conduct that applies to all company employees, including contractors, subcontractors and suppliers.

The text of our code of ethics for senior financial officers and code of conduct for employees is posted on our web site at: http://www.ternium.com/en/ir/governance.

Item 16C.	Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2011, PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises agréé, an independent registered public accounting firm (“PwC Luxembourg”) served as the principal external auditor for the Company. Fees paid to PwC Luxembourg and other PwC member firms in 2011 and 2010 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2011	2010
Audit Fees	3,281	2,457
Audit-Related Fees	447	449
Tax Fees	24	232
All Other Fees	24	6

Total	3,776	3,144

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

All Other Fees

Fees disclosed in the table above under “All Other Fees” consisted primarily of fees paid for consulting services provided in connection with diagnostic analysis of internal control related to inventory management, manufacturing and sales orders.

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

During 2011, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

•

The purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADRs on the New York Stock Exchange during the five trading days in which transactions in the ADRs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADRs are purchased. In the case of purchases of shares other than in the form of ADRs, the maximum and minimum per share purchase prices shall be equal to the prices that would have applied in case of an ADR purchase pursuant to the formula above divided by the number of underlying shares represented by an ADR at the time of the relevant purchase. Such maximum and minimum purchase prices shall also apply to over-the-counter or off-market transactions. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorization (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled;

•

The above maximum and minimum purchase prices shall, in the event of a change in the par value of the shares, a capital increase by means of a capitalization of reserves, a distribution of shares under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting the Company’s equity be adapted automatically, so that the impact of any such transaction on the value of the shares shall be reflected;

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

On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares. Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD150 million and USD100 million, respectively. In connection with the sale of Ternium’s shares by Usiminas, Ternium collected a USD10.2 million fee and was reimbursed for all expenses relating to the offering and concurrent purchase.

In the future, we may, on the terms and subject to the conditions above referenced, initiate a share capital repurchase or similar program or engage in other transactions pursuant to which we would repurchase, directly or indirectly, the Company’s ordinary shares, ADSs or both. In addition, we or our subsidiaries may enter into transactions involving sales or purchases of derivatives or other instruments (either settled in cash or through physical delivery of securities) with returns linked to the Company’s ordinary shares, ADSs or both. The timing and amount of repurchase transactions under any such program, or sales or purchases of derivatives or other instruments, would depend on market conditions as well as other corporate and regulatory considerations.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Our corporate governance practices are governed by Luxembourg law (particularly the law of August 10th, 1915 on commercial companies) and our articles of association. As a Luxembourg company listed on the NYSE, we are not required to comply with all of the corporate governance listing standards of the NYSE. We, however, believe that our corporate governance practices meet or exceed, in all material respects, the corporate governance standards that are generally required for controlled companies by the NYSE but the following is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required for controlled companies by the NYSE (provided that our corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed here):

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

Code of Business Conduct and Ethics

Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Neither Luxembourg law nor our articles of association require the adoption or disclosure of such a code of conduct. We have adopted a code of conduct that applies to all directors, officers and employees, which is posted on our website and complies with the NYSE’s requirements, except that it does not require the disclosure of waivers of the code for directors and officers. In addition, we have adopted a supplementary code of ethics for senior financial officers which is also posted on our website.

Chief Executive Officer Certification

A chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE rules applicable to foreign private issuers, our chief executive officer is not required to provide the NYSE with this annual compliance certification. However, in accordance with NYSE rules applicable to all listed companies, our chief executive officer must promptly notify the NYSE in writing after any of our executive officers becomes aware of any noncompliance with any applicable provision of the NYSE’s corporate governance standards. In addition, we must submit an executed written affirmation annually and an interim written affirmation each time a change occurs to the board or the audit committee.

Item 16H.Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See pages F-1 through F-56 of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of June 2, 2012*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***

4.2	Promissory Notes (pagarés) numbered 1 to 7 issued by CVG on May 7, 2009****

4.3	Loan Agreement, dated July 12, 2007, between Hylsa, S.A. de C.V., Calyon New York branch, as Administrative Agent, and the banks named therein as Lenders. Refinancing Agreement, dated April 6, 2011, between Ternium Mexico, Credit Agricole Corporate and Investment Bank, acting as Administrative Agent, and certain banks parties to the Loan Agreement, dated July 12, 2007

4.4	Amended and Restated Shareholders Agreement, dated January 16, 2012, between Caixa dos Empregados da Usiminas, Confab Industrial S.A., Metal One Corporation, Mitsubishi Corporation do Brasil, S.A., Nippon Steel Corporation, Nippon Usiminas Co., Ltd., Prosid Investments S.C.A., Siderar S.A.I.C., and Ternium Investments S.àr.l.

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers S.ár.1., Réviseur d’ entreprises agréé, Independent Registered Public Accounting Firm

15.2	Consent of Price Waterhouse & Co. S.R.L., Independent Registered Public Accounting Firm

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2010 (File No. 001-32734.
**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).
***	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).
****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2009 (File No. 001-32734).

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 25, 2012	TERNIUM S.A.

	By	/s/ Pablo Brizzio
Name: Pablo Brizzio
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of June 2, 2010*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***

4.2	Promissory Notes (pagarés) numbered 1 to 7 issued by CVG on May 7, 2009****

4.3	Loan Agreement, dated July 12, 2007, between Hylsa, S.A. de C.V., Calyon New York branch, as Administrative Agent, and the banks named therein as Lenders. Refinancing Agreement, dated April 6, 2011, between Ternium Mexico, Credit Agricole Corporate and Investment Bank, acting as Administrative Agent, and certain banks parties to the Loan Agreement, dated July 12, 2007

4.4	Amended and Restated Shareholders Agreement, dated January 16, 2012, between Caixa dos Empregados da Usiminas, Confab Industrial S.A., Metal One Corporation, Mitsubishi Corporation do Brasil, S.A., Nippon Steel Corporation, Nippon Usiminas Co., Ltd., Prosid Investments S.C.A., Siderar S.A.I.C., and Ternium Investments S.àr.l.

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers S.ár.1., Réviseur d’ entreprises agréé, Independent Registered Public Accounting Firm

15.2	Consent of Price Waterhouse & Co. S.R.L., Independent Registered Public Accounting Firm

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2010 (File No. 001-32734).
**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).
***	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).
****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2009 (File No. 001-32734).

TERNIUM S.A.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

29, Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg : B 98 668

TERNIUM S.A.

Index to financial statements

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.

In our opinion, the accompanying consolidated statement of financial position as of December 31, 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the period ended December 31, 2011 present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at 31 December 2011, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers S.à r.l., 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg

T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°00123693)

R.C.S. Luxembourg B 65 477—Capital social EUR 516 950—TVA LU17564447

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers S.à r.l. Represented by	Luxembourg, April 25, 2012

/s/ Mervyn R. Martins
Mervyn R. Martins

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.

In our opinion, the consolidated statement of financial position as of December 31, 2010 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2010 present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina

June 30, 2011

PRICE WATERHOUSE & CO. S.R.L.

by /s/ Daniel A. López Lado (Partner)
Daniel A. López Lado

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG—Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

(All amounts in USD thousands)

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
	Notes	2011	2010	2009
Continuing operations
Net sales		9,157,198	7,382,004	4,958,983
Cost of sales	6	(7,094,252)	(5,665,254)	(4,110,370)

Gross profit		2,062,946	1,716,750	848,613

Selling, general and administrative expenses	7	(786,161)	(665,306)	(531,530)
Other operating (expenses) income, net	9	(11,566)	2,493	(20,700)

Operating income		1,265,219	1,053,937	296,383

Interest expense		(100,712)	(72,969)	(105,810)
Interest income		28,689	27,347	21,141
Interest income – Sidor financial asset	27	11,390	61,012	135,952
Other financial (expenses) income, net	10	(239,997)	115,112	81,639

Equity in earnings of associated companies	14	1,293	1,688	1,110

Income before income tax expense		965,882	1,186,127	430,415

Income tax expense	11	(315,974)	(406,657)	(91,314)

Income from continuing operations		649,908	779,470	339,101

Discontinued operations
Income from discontinued operations	27	—	—	428,023

Profit for the year		649,908	779,470	767,124

Attributable to:
Equity holders of the Company	26	513,541	622,076	717,400
Non-controlling interest		136,367	157,394	49,724

		649,908	779,470	767,124

Weighted average number of shares outstanding	26	1,968,327,917	2,004,743,442	2,004,743,442

Basic and diluted earnings per share (expressed in USD per share) for profit:

- From continuing operations attributable to the equity holders of the Company		0.26	0.31	0.15

- From discontinued operations attributable to the equity holders of the Company		—	—	0.21

- For the year attributable to the equity holders of the Company		0.26	0.31	0.36

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

(All amounts in USD thousands)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31,
	2011	2010	2009
Profit for the year	649,908	779,470	767,124

Other comprehensive income:
Currency translation adjustment	(433,633)	35,915	(93,922)
Changes in the fair value of derivatives classified as cash flow hedges	14,134	14,729	35,881
Income tax relating to cash flow hedges	(6,701)	(4,419)	(9,112)

Other comprehensive (loss) income for the year, net of tax	(426,200)	46,225	(67,153)

Total comprehensive income for the year	223,708	825,695	699,971

Attributable to:
Equity holders of the Company	172,863	684,635	698,789
Non-controlling interest	50,845	141,060	1,182

	223,708	825,695	699,971

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

(All amounts in USD thousands)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	December 31, 2011		December 31, 2010
ASSETS
Non-current assets
Property, plant and equipment, net	12	4,032,675		4,262,896
Intangible assets, net	13	986,072		1,129,348
Investments in associated companies	14	9,311		8,212
Sidor financial asset	27	—		74,549
Other investments	15	14,087		35,575
Deferred tax assets	21	8,101		12,387
Receivables, net	16	124,201		56,471
Trade receivables, net	17	7,526	5,181,973	—	5,579,438

Current assets
Receivables	16	105,591		94,573
Derivative financial instruments	23	50		212
Inventories, net	18	2,137,024		1,953,390
Trade receivables, net	17	735,002		663,502
Sidor financial asset	27	136,294		183,439
Other investments	19	281,676		848,400
Cash and cash equivalents	19	2,158,591	5,554,228	1,779,416	5,522,932

Non-current assets classified as held for sale			10,373		9,961

			5,564,601		5,532,893

Total assets			10,746,574		11,112,331

EQUITY
Capital and reserves attributable to the company’s equity holders			5,756,372		5,880,740
Non-controlling interest			1,084,827		1,135,361

Total equity			6,841,199		7,016,101

LIABILITIES
Non-current liabilities
Provisions	20	15,340		16,144
Deferred income tax	21	748,999		877,742
Other liabilities	22	200,845		201,312
Trade payables		21,096		—
Derivative financial instruments	23	—		18,822
Borrowings	24	948,495	1,934,775	1,426,574	2,540,594

Current liabilities
Current tax liabilities		106,625		294,902
Other liabilities	22	114,776		123,610
Trade payables		677,747		588,086
Derivative financial instruments	23	29,902		35,955
Borrowings	24	1,041,550	1,970,600	513,083	1,555,636

Total liabilities			3,905,375		4,096,230

Total equity and liabilities			10,746,574		11,112,331

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

(All amounts in USD thousands)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares (3)	Initial public offering expenses	Reserves (4)	Capital stock issue discount (5)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity
Balance at January 1, 2011	2,004,743	—	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101
Profit for the year							513,541	513,541	136,367	649,908
Other comprehensive income (loss) for the year
Currency translation adjustment						(346,921)		(346,921)	(86,712)	(433,633)
Cash flow hedges, net of tax				6,243				6,243	1,190	7,433

Total comprehensive income for the year	—	—	—	6,243	—	(346,921)	513,541	172,863	50,845	223,708
Repurchase of own shares to Usiminas (3)		(150,000)						(150,000)		(150,000)
Dividends paid in cash (6)				(99,329)			(47,902)	(147,231)		(147,231)
Dividends paid in cash by subsidiary companies								—	(140,579)	(140,579)
Contributions from non-controlling shareholders in consolidated subsidiaries								—	39,200	39,200

Balance at December 31, 2011	2,004,743	(150,000)	(23,295)	1,542,040	(2,324,866)	(864,353)	5,572,103	5,756,372	1,084,827	6,841,199

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).
(2)	The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2011, there were 2,004,743,442 shares issued. All issued shares are fully paid.
(3)	See Note 30.
(4)	Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (14.9) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.
(5)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(6)	Represents USD 0.075 per share (USD 0.75 per ADS).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

(All amounts in USD thousands)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity
Balance at January 1, 2010	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239
Profit for the year						622,076	622,076	157,394	779,470
Other comprehensive income (loss) for the year:
Currency translation adjustment					53,412		53,412	(17,497)	35,915
Cash flow hedges, net of tax			9,147				9,147	1,163	10,310

Total comprehensive income for the year			9,147		53,412	622,076	684,635	141,060	825,695
Dividends paid in cash (5)			(100,237)				(100,237)		(100,237)
Dividends paid in cash by subsidiary companies								(38,304)	(38,304)
Contributions from non-controlling shareholders in consolidated subsidiaries								4,900	4,900
Acquisition of business (See Note 3)								62,808	62,808

Balance at December 31, 2010	2,004,743	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).
(2)	The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2010, there were 2,004,743,442 shares issued. All issued shares are fully paid.
(3)	Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (22.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.
(4)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5)	Represents USD 0.05 per share (USD 0.50 per ADS).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

(All amounts in USD thousands)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Reserves	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity
Balance at January 1, 2009	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464
Profit for the year						717,400	717,400	49,724	767,124
Other comprehensive income (loss) for the year
Currency translation adjustment					(42,359)		(42,359)	(51,563)	(93,922)
Cash flow hedges, net of tax			23,748				23,748	3,021	26,769

Total comprehensive income (loss) for the year			23,748		(42,359)	717,400	698,789	1,182	699,971
Acquisition of non-controlling interest (4)			183				183	(379)	(196)

Balance at December 31, 2009	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).
(2)	The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2009, there were 2,004,743,442 shares issued. All issued shares are fully paid.
(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4)	On February 5, 2009, Ternium Internacional España S.L.U. acquired from its related company Siderca S.A.I.C., 53,452 shares of Siderar S.A.I.C., representing 0.015% of that company’s share capital, for an aggregate purchase price of USD 196 thousand. After this acquisition, Ternium increased its ownership in Siderar to 60.94%.

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation being recorded directly in equity.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

(All amounts in USD thousands)

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2011	2010	2009
Cash flows from operating activities
Income from continuing operations:		649,908	779,470	339,101
Adjustments for:
Depreciation and amortization	12 & 13	405,842	383,300	385,105
Income tax accruals less payments	31 (b)	(255,945)	226,820	(49,342)
Equity in earnings of associated companies	14	(1,293)	(1,688)	(1,110)
Interest accruals less payments	31 (b)	43,047	(59)	10,706
Impairment charge	25 (ii)	—	—	27,022
Changes in provisions	20	29,932	5,543	4,614
Changes in working capital	31 (b)	(397,806)	(447,973)	635,179
Interest income – Sidor financial asset	27 (i)	(11,390)	(61,012)	(135,952)
Net foreign exchange results and others		184,840	(77,576)	(53,565)

Net cash provided by operating activities		647,135	806,825	1,161,758

Cash flows from investing activities
Capital expenditures	12 & 13	(601,343)	(350,124)	(208,590)
Acquisition of business:
Purchase consideration	3	—	(75,000)	(196)
Cash acquired	3	—	6,593	—
Decrease (Increase) in other investments	15 & 19	588,212	(820,672)	43,163
Proceeds from the sale of property, plant and equipment		1,696	1,693	3,245
Proceeds from Sidor financial asset	27	133,084	767,382	953,611
Dividends received from associated companies	14	—	302	—
Contributions in associated companies	14	—	(302)	—

Net cash provided by (used in) investing activities		121,649	(470,128)	791,233

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(147,231)	(100,237)	—
Dividends paid in cash by subsidiary companies		(140,579)	(38,304)	—
Contributions from non-controlling shareholders in consolidated subsidiaries		39,200	4,900	—
Repurchase of treasury shares	30	(150,000)	—	—
Proceeds from borrowings		666,180	35,441	219,037
Repayments of borrowings		(632,140)	(555,918)	(1,141,625)

Net cash used in financing activities		(364,570)	(654,118)	(922,588)

Increase (Decrease) in cash and cash equivalents		404,214	(317,421)	1,030,403

Movement in cash and cash equivalents
At January 1,		1,779,416	2,095,798	1,065,552
Effect of exchange rate changes		(25,039)	1,039	(157)
Increase (Decrease) in cash and cash equivalents		404,214	(317,421)	1,030,403

Cash and cash equivalents at December 31, (1)	19	2,158,591	1,779,416	2,095,798

(1)	In addition, the Company had restricted cash for USD 248 and USD 12,343 as of December 31, 2011 and 2010, respectively. As of December 31, 2009, there were no restricted cash. Additionally, the Company had other investments with a maturity of more than three months for USD 281,676 and USD 848,400 at December 31, 2011 and 2010, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Notes to the Consolidated Financial Statements

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 General information
2 Basis of presentation
3 Acquisition of business
4 Accounting policies
5 Segment information
6 Cost of sales
7 Selling, general and administrative expenses
8 Labor costs (included in cost of sales, selling, general and administrative expenses)
9 Other operating (expenses) income, net
10 Other financial (expenses) income, net
11 Income tax expense
12 Property, plant and equipment, net
13 Intangible assets, net
14 Investments in associated companies
15 Other investments, net – non current
16 Receivables, net - non current and current
17 Trade receivables, net - non current and current
18 Inventories, net
19 Cash, cash equivalents and other investments
20 Allowances and Provisions - non current and current
21 Deferred income tax
22 Other liabilities – non current and current
23 Derivative financial instruments
24 Borrowings
25 Contingencies, commitments and restrictions on the distribution of profits
26 Earnings per share
27 Discontinued operations – Nationalization of Sidor
28 Related party transactions
29 Investments in Mexico
30 Repurchase of Shares from Usiminas concurrently with secondary public offering
31 Other required disclosures
32 Recently issued accounting pronouncements
33 Financial risk management
34 Subsequent events – Share purchase agreement of Usiminas
35 Update as of April 25, 2012

11

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

1	General information

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2011, there were 2,004,743,442 shares issued. All issued shares are fully paid.

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

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à.r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2011 and 2010, this special tax reserve amounted to USD 7.7 billion and USD 7.9 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2	Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2012), as issued by the International Accounting Standards Board, and adopted by the European Union. These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

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

These consolidated financial statements have been approved for issue by the Board of Directors on February 22, 2012.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

Detailed below are the companies whose financial statements have been included in these consolidated financial statements.

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2011	2010	2009
Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l. (1)	Luxembourg	Holding	100.00%	100.00%	—
Ternium Solutions A.G. (2)	Switzerland	Services	100.00%	—	—
Ternium Brasil S.A. (3)	Brazil	Holding	100.00%	100.00%	100.00%
Siderúrgica do Norte Fluminense S.A. (4)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	—
Ylopa—Servicos de Consultadoria Lda. (5)	Portugal	Holding	—	94.38%	94.38%
Consorcio Siderurgia Amazonia S.L.U. (6)	Spain	Holding	94.38%	94.38%	94.38%
Secor- Servicios Corporativos S.A. (6)	Venezuela	Holding	94.38%	94.38%	94.38%
Ternium Internacional España S.L.U. (3)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Siderar S.A.I.C. (7)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.94%
Impeco S.A. (8)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.97%
Prosid Investments S.C.A. (8)	Uruguay	Holding	60.94%	60.94%	60.94%
Inversiones Basilea S.A. (9)	Chile	Purchase and sale of real estate and other	60.94%	60.94%	60.94%
Ternium Mexico S.A. de C.V. (10)	Mexico	Holding	88.72%	88.72%	88.71%
Hylsa S.A. de C.V. (11)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.71%
Las Encinas S.A. de C.V. (11)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.72%	88.72%	88.71%
Ferropak Comercial S.A. de C.V. (11)	Mexico	Scrap services company	88.72%	88.72%	88.71%
Ferropak Servicios S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.71%
Galvacer America Inc (11)	USA	Distributing company	88.72%	88.72%	88.71%
Galvamet America Corp (11)	USA	Manufacturing and selling of insulated panel products	88.72%	88.72%	88.71%
Transamerica E. & I. Trading Corp (11)	USA	Scrap services company	88.72%	88.72%	88.71%
Técnica Industrial S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.71%
Sefimsa S.A. de C.V. (11)	Mexico	Financial Services	88.72%	88.72%	88.71%
Ecore Holding S. de R.L. de C.V. (11)	Mexico	Holding	88.72%	88.72%	88.71%
Neotec L.L.C. (11)	USA	Holding	88.72%	88.72%	88.71%
Treasury Services S.A. de C.V. (11)	Mexico	Financial Services	88.72%	88.72%	88.71%
APM, S.A. de C.V. (11)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.71%
Acedor, S.A. de C.V. (11)	Mexico	Holding	88.72%	88.72%	88.71%

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2011	2010	2009
Empresas Stabilit S.A. de C.V. (12)	Mexico	Holding	—	88.72%	88.71%
Acerus S.A. de C.V. (11)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.71%
Imsa Monclova S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.71%
Ternium Internacional Guatemala S.A. (13)	Guatemala	Selling of steel products	99.98%	88.72%	88.71%
Corporativo Grupo Imsa S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.71%
Ternium USA Inc. (11)	USA	Manufacturing and selling of steel products	88.72%	88.72%	88.71%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (14)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.36%	44.36%	44.36%
Peña Colorada Servicios S.A. de C.V. (14)	Mexico	Services	44.36%	44.36%	44.36%
Servicios Integrales Nova de Monterrey S.A. de C.V. (15)	Mexico	Medical and Social Services	66.09%	66.09%	66.09%
Ternium Guatemala S.A. (16)	Guatemala	Manufacturing and selling of steel products	—	88.72%	88.71%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	88.18%	88.18%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	88.01%	88.00%
Ternium Internacional El Salvador, S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.91%	88.66%	88.65%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	88.72%	88.71%
Ferrasa S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	—
Perfilamos del Cauca S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	—
Figuraciones S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	—
Siderúrgica de Caldas S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	—
Procesadora de Materiales Industriales S.A.	Colombia	Scrap services company	32.40%	32.40%	—
Recolectora Industrial de Colombia S.A. (18)	Colombia	Scrap services company	—	28.70%	—
Desechos Industriales de Colombia S.A. (18)	Colombia	Scrap services company	—	29.70%	—
Tenigal S. de R.L. de C.V. (19)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	—
Ternium Investments Switzerland AG (3)	Switzerland	Holding	100.00%	100.00%	—
Ternium Internacional S.A. (20)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (21)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2011	2010	2009
Ternium International USA Corporation (21)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (21)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional Perú S.A. (21)	Peru	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional de Colombia S.A.S. (formerly Ternium Internacional de Colombia S.A.) (21)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (20)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (20)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Engineering & Services S.A. (22)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de Argentina S.A.	Argentina	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de Mexico S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	100.00%
Ternium Treasury Services S.A. (20)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium Treasury Services B.V. (20)	Netherlands	Financial Services	100.00%	100.00%	100.00%
Ferrasa Panamá, S.A. (23)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	—
Aceros Transformados de Panamá, S.A. (23)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	—
Ternium Investments S.A. (formerly Dirken Company S.A.) (24)	Uruguay	Holding	—	—	100.00%

(1)	Incorporated in the fourth quarter of 2010.
(2)	Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%. Incorporated in the first quarter of 2011.
(3)	Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(4)	Indirectly through Ternium Brasil S.A. Total voting rights held: 100.00%. Incorporated during 2010.
(5)	This company was dissolved as of December 27, 2011.
(6)	Since December 27, 2011, indirectly through Ternium Investments S.á.r.l. (85.62%) and Prosid Investments S.C.A. (8.76%). Total voting rights held: 100.00%. Before that, indirectly through Ylopa – Servicos de Consultadoría Lda.
(7)	Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%.
(8)	Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.
(9)	Indirectly through Siderar S.A.I.C. Total voting rights held 100.00%.
(10)	Indirectly through Siderar S.A.I.C., Inversiones Basilea S.A. and Ternium Internacional España S.L.U. Total voting rights held 99.93%.
(11)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(12)	Merged with Ternium Mexico S.A. de C.V. during the fourth quarter of 2011.
(13)	Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100%.
(14)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 50.00%. Consolidated under the proportionate consolidation method.
(15)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.
(16)	This company was merged with Ternium Internacional Guatemala, S.A. during the first quarter of 2011.
(17)	Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 54.00%. Incorporated during 2010. (See note 3).
(18)	These companies were sold during the second quarter of 2011.
(19)	Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 51.00%. Incorporated during 2010. (See note 29).
(20)	Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%.
(21)	Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%.
(22)	Indirectly through Ternium Internacional Inc. Total voting rights held 100.00%.
(23)	Indirectly through Ternium Treasury Services S.A. Total voting rights held: 54.00%. Incorporated during 2010. (See note 3).
(24)	This company was dissolved as of December 6, 2010.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

3	Acquisition of business

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

Ferrasa and Ferrasa Panamá contributed revenues of USD 128.0 million and a net loss of USD 1.5 million (net of USD 1.3 million corresponding to non-controlling interests) in the period from August 25, 2010 to December 31, 2010. The fair value and book value of assets and liabilities arising from the transaction are as follows:

Fair value
Property, plant and equipment	140,118
Previously recognized goodwill	—
Customer relationships	15,403
Trademarks	4,407
Other contractual rights	4,064
Other intangible assets	42
Inventories	76,771
Cash and cash equivalents	6,593
Deferred tax assets	7,832
Borrowings	(134,120)
Other assets and liabilities, net	15,141
Non-controlling interest in subsidiaries	(236)

Net	136,015
Non-controlling interest	(62,572)
Goodwill	1,557

Total Purchase Consideration	75,000

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

These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2010.

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

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

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

•

Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2011 and 2010, there are no instruments classified under this category;

•	Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

•

Available-for-sale (“AFS”) financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income (“OCI”) with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2011 and 2010, there are no instruments classified under this category;

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

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	10-45 years
Production equipment	5-20 years
Vehicles, furniture and fixtures and other equipment	5-10 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

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

(2) Mining concessions

Mining license was recognized as a separate intangible asset upon the acquisition of the investment in Mexico and comprises the right to exploit the mines and is recognized at its fair value at acquisition date less accumulated amortization.

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50- year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2011 and 2010, is approximately 9% per year.

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

As of December 31, 2011, the carrying amount of goodwill allocated to the Mexico CGU was USD 662.3 million, while the carrying amount of goodwill allocated to other CGUs totaled USD 1.5 million.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2011, 2010 and 2009 totaled USD 8.8 million, USD 5.7 million and USD 6.0 million, respectively.

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

(f) Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the value in use.

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

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU’s activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

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

Cash flows are discounted at post-tax rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium’s weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2011, the discount rate used to test goodwill allocated to Mexico CGU for impairment was 11.4%.

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

At December 31, 2009, an impairment provision over the agreement with Corus recognized as intangible assets, was recorded for the amount of USD 27.0 million. See note 25 (ii). At December 31, 2011 and 2010, no impairment provisions were recorded.

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

Income from financial instruments is recognized in Other financial income (expenses), net in the income statement. The fair value of quoted investments are based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company’s right to receive payments is established.

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

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including stripping costs, depreciation of fixed assets related to the mining activity and amortization of mine exploration costs for those under-production mines.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (x) (4)).

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

(j) Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

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

The carrying value of non-current assets classified as held for sale, at December 31, 2011 and 2010 totals USD 10.4 million and USD 10.0 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l) Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

Capitalized costs for issue of debt are amortized over the life of their respective debt.

(m) Income taxes – current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

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

During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

As of December 31, 2011 and 2010, the outstanding liability corresponding to the Program amounts to USD 12.5 million and USD 10.8 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2011 and 2010, is USD 15.1 million and USD 12.6 million, respectively.

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

(r) Borrowing Costs

Beginning on January 1, 2009, and as required by IAS 23 revised, Ternium capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2011, the capitalized borrowing costs are not material.

(s) Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(t) Removal of waste materials to access mineral deposits

Stripping costs (the costs associated with the removal of overburden and other waste materials) that are incurred during the development of a mine (pre-production stripping costs) are expensed when incurred, while post-production stripping costs are included in the cost of the inventory produced (that is extracted) at each mine individually during the period they are incurred.

(u) Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 26).

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4	Accounting policies (continued)

(v) Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2011, the effective portion of designated cash flow hedges amounts to USD 14.9 million (net of taxes for USD 2.9 million) and is included under “changes in the fair value of derivatives classified as cash flow hedges” line item in the statement of comprehensive income (see Note 32 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 34 “Financial risk management”.

(w) Segment information

Reportable operating segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others. The Company is not aggregating any operating segments in order to arrive at its reportable segments.

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

(x) Critical Accounting Estimates

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

(1) Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Goodwill is tested at the level of the CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium’s weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2011 was 11.4% and no impairment charge resulted from the impairment test performed.

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

(3) Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 15.3 million and USD 16.1 million as of December 31, 2011 and 2010, respectively.

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

As of December 31, 2011 and 2010, the Company recorded no allowance for net realizable value and USD 60.5 million and USD 68.2 million, respectively, as allowance for obsolescence.

During 2011 and 2010, no charges were recorded in connection with net realizable value allowance. Charges to mark the inventory to net realizable value in 2009 were USD 127.6 million. Of this amount, USD 82.8 million in 2009 corresponded to inventories for shipments to the North America region, while USD 44.8 million in 2009 corresponded to inventories for exports within the South and Central America region.

The additions to the allowance for net realizable value recorded during 2009 responded to the steep fall of steel prices as a result of the global financial crisis that began in 2008. Beginning in the second half of 2008 up to the first half of 2009 average prices of flat steel products decreased 41%. Accordingly, inventory values were compared to their estimated net selling prices and written down when the selling prices were lower than historical costs. This was the case of inventories produced from third-party slabs in Mexico and certain raw materials in Argentina that had been acquired at market prices in force prior to the beginning of the global financial crisis.

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

For further information on the Sidor nationalization and the rescheduling of the related receivable, refer to Note 27.

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

None of the Company’s CGUs were tested for impairment, other than for goodwill test (see note 4 (x) (1)), in 2011 and 2010, as no impairment indicators were identified. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible.

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

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2011 and 2010, allowance for doubtful accounts totals USD 16.1 million and USD 17.2 million, respectively.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5	Segment information

Reportable operating segments

	Year ended December 31, 2011
	Flat steel products	Long steel products	Other	Unallocated	Total
Net sales	7,792,045	1,217,877	147,276	—	9,157,198
Cost of sales	(6,138,685)	(864,522)	(91,045)	—	(7,094,252)

Gross profit	1,653,360	353,355	56,231	—	2,062,946

Selling, general and administrative expenses	(673,363)	(96,832)	(15,966)	—	(786,161)
Other operating income (expenses), net	(14,912)	3,247	99	—	(11,566)

Operating income	965,085	259,770	40,364	—	1,265,219

Capital expenditures—PP&E	470,641	70,181	12,528	—	553,350
Depreciation—PP&E	300,795	31,468	6,284	—	338,547

Segment assets
Inventories, net	1,870,523	239,060	27,441	—	2,137,024
Trade receivables, net	588,371	143,255	10,902	—	742,528
Property, plant and equipment, net	3,591,733	389,820	51,122	—	4,032,675
Intangible assets, net	868,978	72,629	44,465	—	986,072
Assets—discontinued operations				136,294	136,294
Other assets				2,711,981	2,711,981

	Year ended December 31, 2010
	Flat steel products	Long steel products	Other	Unallocated	Total
Net sales	6,376,380	833,137	172,487	—	7,382,004
Cost of sales	(4,932,551)	(633,958)	(98,745)	—	(5,665,254)

Gross profit	1,443,829	199,179	73,742	—	1,716,750

Selling, general and administrative expenses	(585,746)	(62,419)	(17,141)	—	(665,306)
Other operating income (expenses), net	2,887	(506)	112	—	2,493

Operating income	860,970	136,254	56,713	—	1,053,937

Capital expenditures—PP&E	272,623	38,123	6,172	—	316,918
Depreciation—PP&E	285,755	20,851	6,214	—	312,820

Segment assets
Inventories, net	1,804,896	117,721	30,773	—	1,953,390
Trade receivables, net	514,521	121,872	27,109	—	663,502
Property, plant and equipment, net	3,831,181	378,212	53,503	—	4,262,896
Intangible assets, net	1,004,680	75,504	49,164	—	1,129,348
Assets—discontinued operations				257,988	257,988
Other assets				2,845,207	2,845,207

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5	Segment information (continued)

	Year ended December 31, 2009
	Flat steel products	Long steel products	Other	Unallocated	Total
Net sales	4,249,979	572,900	136,104	—	4,958,983
Cost of sales	(3,634,854)	(392,983)	(82,533)	—	(4,110,370)

Gross profit	615,125	179,917	53,571	—	848,613

Selling, general and administrative expenses	(477,067)	(40,739)	(13,724)	—	(531,530)
Other operating income (expenses), net	(21,303)	414	189	—	(20,700)

Operating income	116,755	139,592	40,036	—	296,383

Capital expenditures—PP&E	178,425	10,270	1,983	—	190,678
Depreciation—PP&E	287,177	19,017	6,786	—	312,980

Segment assets
Inventories, net	1,219,347	102,423	28,798	—	1,350,568
Trade receivables, net	349,230	60,825	27,780	—	437,835
Property, plant and equipment, net	3,724,825	263,461	52,129	—	4,040,415
Intangible assets, net	977,552	60,795	47,065	—	1,085,412
Assets—discontinued operations				964,359	964,359
Other assets				2,414,084	2,414,084

Geographical information

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States and Mexico. The South and Central American area comprises principally Argentina, Colombia, Paraguay, Guatemala, Costa Rica, Uruguay, Dominican Republic and Honduras.

	Year ended December 31, 2011
	South and Central America	North America	Europe and other	Total
Net sales	4,015,858	5,085,227	56,113	9,157,198
Segment assets
Trade receivables, net	237,910	496,506	8,112	742,528
Property, plant and equipment , net	1,392,065	2,639,229	1,381	4,032,675
Intangible assets, net	50,438	935,634	—	986,072

Capital expenditures—PP&E	201,849	350,524	977	553,350
Depreciation—PP&E	141,352	197,067	128	338,547

	Year ended December 31, 2010
	South and Central America	North America	Europe and other	Total
Net sales	3,057,676	4,208,617	115,711	7,382,004
Segment assets
Trade receivables, net	192,723	456,433	14,346	633,502
Property, plant and equipment , net	1,437,417	2,825,370	109	4,262,896
Intangible assets, net	54,443	1,074,905	—	1,129,348

Capital expenditures—PP&E	182,845	134,027	46	316,918
Depreciation—PP&E	118,774	194,029	17	312,820

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5	Segment information (continued)

	Year ended December 31, 2009
	South and Central America	North America	Europe and other	Total
Net sales	1,782,446	2,976,938	199,599	4,958,983
Segment assets
Trade receivables, net	116,231	318,466	3,138	437,835
Property, plant and equipment , net	1,297,289	2,743,045	81	4,040,415
Intangible assets, net	36,188	1,049,224	—	1,085,412

Capital expenditures—PP&E	117,583	73,044	51	190,678
Depreciation—PP&E	111,895	201,071	14	312,980

Revenues by product

	Year ended December 31,
	2011	2010	2009
Semi-finished (1)	—	29	11,389
Hot rolled	2,749,607	2,264,308	1,214,349
Cold rolled	1,458,875	1,213,813	837,798
Coated (2)	2,926,291	2,410,809	1,846,967
Roll-formed and tubular (3)	657,272	487,421	339,476

Flat steel products	7,792,045	6,376,380	4,249,979

Semi-finished (4)	91,955	147,282	30,835
Hot rolled (5)	1,125,922	685,855	542,065

Long steel products	1,217,877	833,137	572,900

TOTAL STEEL PRODUCTS	9,009,922	7,209,517	4,822,879

Other products	147,276	172,487	136,104

TOTAL SALES	9,157,198	7,382,004	4,958,983

(1)	Semi-finished includes slabs.
(2)	Coated includes hot-dipped galvanized, electrogalvanized, pre-painted, tin plate and tin-free steel.
(3)	Roll-formed and tubular includes steel pipes, tubular products, beams, insulated panels, roofing and cladding, roof tiles and steel decks.
(4)	Semi-finished includes billets and round bars.
(5)	Hot rolled includes wire rod, bars and stirrups.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

6	Cost of sales

	Year ended December 31,
	2011	2010	2009
Inventories at the beginning of the year	1,953,390	1,350,568	1,826,547
Acquisition of business (Note 3)	—	76,771	—
Translation differences	(229,685)	28,621	(46,857)
Plus: Charges for the year
Raw materials and consumables used and other movements	5,933,893	4,763,000	2,473,327
Services and fees	246,364	197,873	126,325
Labor cost	577,101	496,961	378,558
Depreciation of property, plant and equipment	323,210	295,504	308,156
Amortization of intangible assets	16,557	19,453	14,462
Maintenance expenses	348,721	342,529	221,175
Office expenses	6,678	6,662	4,997
Freight and transportation	56,035	36,892	32,846
Insurance	7,032	7,530	9,256
Charge (Recovery) of obsolescence allowance	6,121	11,710	(7,556)
Valuation allowance	—	—	127,553
Recovery from sales of scrap and by-products	(40,532)	(40,654)	(27,326)
Others	26,391	25,224	19,475

Less: Inventories at the end of the year	(2,137,024)	(1,953,390)	(1,350,568)

Cost of Sales	7,094,252	5,665,254	4,110,370

7	Selling, general and administrative expenses

	Year ended December 31,
	2011	2010	2009
Services and fees (1)	71,091	60,874	46,923
Labor cost	180,650	153,807	150,914
Depreciation of property plant and equipment	15,337	17,316	4,824
Amortization of intangible assets	50,738	51,027	57,663
Maintenance expenses	17,730	11,113	6,858
Taxes	120,264	89,412	65,889
Office expenses	32,973	29,567	26,134
Freight and transportation	269,630	232,184	156,520
Increase (Decrease) of allowance for doubtful accounts	322	(393)	(1,635)
Others	27,426	20,399	17,440

Selling, general and administrative expenses	786,161	665,306	531,530

(1)	Includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries during the year ended December 31, 2011 that amounted to USD 3,776, including USD 3,281 for audit services, USD 447 for audit-related services, USD 24 for tax services and USD 24 for all other services.

8	Labor costs (included in cost of sales, selling, general and administrative expenses)

	Year ended December 31,
	2011	2010	2009
Wages, salaries and social security costs	687,877	594,909	450,828
Termination benefits	38,786	27,872	55,358
Pension benefits (Note 22 (i))	31,088	27,987	23,286

Labor costs	757,751	650,768	529,472

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

9	Other operating (expenses) income, net

	Year ended December 31,
	2011	2010	2009
Results from the sale of sundry assets	(4,169)	(4,681)	(2,121)
Provision for legal claims and other matters (Note 20 and 25 (ii))	(29,932)	(5,543)	(4,614)
Fees related to the repurchase of shares from Usiminas (Note 30)	10,200	—	—
Impairment charge (Note 25 (ii))	—	—	(27,022)
Others	12,335	12,717	13,057

Other operating (expenses) income, net	(11,566)	2,493	(20,700)

10	Other financial (expenses) income, net

	Year ended December 31,
	2011	2010	2009
Net foreign exchange (loss) gain	(236,362)	123,690	83,057
Change in fair value of financial instruments	7,968	1,545	10,607
Debt issue costs	(5,078)	(4,562)	(5,149)
Others	(6,525)	(5,561)	(6,876)

Other financial (expenses) income, net	(239,997)	115,112	81,639

11	Income tax expense

Income tax

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2011	2010	2009
Current tax	(368,378)	(410,041)	(124,647)
Deferred tax (Note 21)	41,285	(1,035)	(24,812)
Deferred tax – effect of changes in tax rates	—	—	(11,216)
Effect of change in fair value of cash flow hedge	6,701	4,419	9,112
Recovery of income tax (1)	4,417	—	60,249

Income tax expense	(315,974)	(406,657)	(91,314)

(1)	Represents gains recorded in 2011 and 2009 for several income tax claims filed against the tax authorities for which definitive favorable rulings were obtained in such years.

Income tax expense for the years ended December 31, 2011, 2010 and 2009 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2011	2010	2009
Income before income tax	965,882	1,186,127	430,415

Income tax expense at statutory tax rate	(292,300)	(366,992)	(92,662)
Non taxable income	5,929	2,797	1,940
Non deductible expenses	(28,568)	(38,132)	(41,085)
Unrecognized tax losses	(5,452)	(4,330)	(8,540)
Recovery of income tax	4,417	—	60,249
Effect of changes in tax rate	—	—	(11,216)

Income tax expense	(315,974)	(406,657)	(91,314)

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

12	Property, plant and equipment, net

	Year ended December 31, 2011
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	489,750	1,799,404	4,181,696	152,280	318,330	37,148	6,978,608
Translation differences	(59,328)	(158,079)	(409,796)	(12,920)	(51,784)	(2,955)	(694,862)
Additions	46,565	2,514	13,760	4,359	482,981	3,171	553,350
Disposals / Consumptions	—	(10,412)	(10,563)	(3,942)	(1,315)	(133)	(26,365)
Transfers	—	86,869	106,692	6,749	(200,310)	—	—

Values at the end of the year	476,987	1,720,296	3,881,789	146,526	547,902	37,231	6,810,731

Depreciation
Accumulated at the beginning of the year	—	(611,089)	(1,975,650)	(127,363)	—	(1,610)	(2,715,712)
Translation differences	—	53,672	195,284	10,570	—	129	259,655
Depreciation charge	—	(96,190)	(232,395)	(9,393)	—	(569)	(338,547)
Disposals / Consumptions	—	4,787	9,474	2,250	—	37	16,548

Accumulated at the end of the year	—	(648,820)	(2,003,287)	(123,936)	—	(2,013)	(2,778,056)

At December 31, 2011	476,987	1,071,476	1,878,502	22,590	547,902	35,218	4,032,675

	Year ended December 31, 2010
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	424,722	1,511,825	4,024,494	149,214	387,721	32,590	6,530,566
Translation differences	20,717	(18,926)	43,439	(4,097)	(7,566)	(1,522)	32,045
Acquisition of business	26,041	41,217	67,280	4,070	1,510	—	140,118
Additions	18,270	5,575	2,730	1,955	282,139	6,249	316,918
Disposals / Consumptions	—	(3,616)	(34,111)	(2,381)	(762)	(169)	(41,039)
Transfers	—	263,329	77,864	3,519	(344,712)	—	—

Values at the end of the year	489,750	1,799,404	4,181,696	152,280	318,330	37,148	6,978,608

Depreciation
Accumulated at the beginning of the year	—	(554,581)	(1,809,902)	(124,455)	—	(1,213)	(2,490,151)
Translation differences	—	20,341	29,192	4,128	—	54	53,715
Depreciation charge	—	(78,000)	(225,866)	(8,464)	—	(490)	(312,820)
Disposals / Consumptions	—	1,151	30,926	1,428	—	39	33,544

Accumulated at the end of the year	—	(611,089)	(1,975,650)	(127,363)	—	(1,610)	(2,715,712)

At December 31, 2010	489,750	1,188,315	2,206,046	24,917	318,330	35,538	4,262,896

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

13	Intangible assets, net

	Year ended December 31, 2011
	Information system projects	Mining concessions	Exploration costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	118,784	109,809	31,688	324,670	81,023	750,127	1,416,101
Translation differences	(14,399)	(14,981)	(3,019)	(34,349)	(7,358)	(86,321)	(160,427)
Additions	34,345	—	13,648	—	—	—	47,993
Transfers	—	16,493	(16,493)	—	—	—	—

Values at the end of the year	138,730	111,321	25,824	290,321	73,665	663,806	1,303,667

Depreciation
Accumulated at the beginning of the year	(82,741)	(47,600)	—	(108,711)	(47,701)	—	(286,753)
Translation differences	8,437	6,635	—	15,032	6,349	—	36,453
Depreciation charge	(11,455)	(9,884)	—	(31,625)	(14,331)	—	(67,295)

Accumulated at the end of the year	(85,759)	(50,849)	—	(125,304)	(55,683)	—	(317,595)

At December 31, 2011	52,971	60,472	25,824	165,017	17,982	663,806	986,072

	Year ended December 31, 2010
	Information system projects	Mining concessions	Exploration costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	98,736	103,909	20,812	288,414	73,358	708,643	1,293,872
Translation differences	(363)	5,900	1,412	14,795	3,258	39,927	64,929
Acquisition of business	42	—	—	19,467	4,407	1,557	25,473
Additions	20,369	—	10,843	1,994	—	—	33,206
Disposals / Consumptions	—	—	(1,379)	—	—	—	(1,379)

Values at the end of the year	118,784	109,809	31,688	324,670	81,023	750,127	1,416,101

Depreciation
Accumulated at the beginning of the year	(66,363)	(35,568)	—	(74,474)	(32,055)	—	(208,460)
Translation differences	690	(2,215)	—	(4,390)	(1,898)	—	(7,813)
Depreciation charge	(17,068)	(9,817)	—	(29,847)	(13,748)	—	(70,480)

Accumulated at the end of the year	(82,741)	(47,600)	—	(108,711)	(47,701)	—	(286,753)

At December 31, 2010	36,043	62,209	31,688	215,959	33,322	750,127	1,129,348

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

14	Investments in associated companies

	As of December 31,
	2011	2010
At the beginning of the year	8,212	6,577
Translation adjustment	(124)	(53)
(Disposals)/Acquisitions	(70)	302
Dividends received from associated companies	—	(302)
Equity in earnings of associated companies	1,293	1,688

At the end of the year	9,311	8,212

The principal associated companies, all of which are unlisted, are:

Company	Country of incorporation	Voting rights at December 31,		Value at December 31,
		2011	2010	2011	2010
Lomond Holdings BV. (1)	Netherlands	50.00%	50.00%	7,299	6,635
Finma S.A.I.F. (2)	Argentina	33.33%	33.33%	1,429	1,200
Arhsa S.A. (2)	Argentina	33.33%	33.33%	379	176
Techinst S.A. (3)	Argentina	33.33%	33.33%	204	126
Compañía Afianzadora de Empresas Siderúrgicas S.G.R. (4)	Argentina	—	38.89%	—	75

				9,311	8,212

(1)	Holding Company. Indirectly through the participation in Ternium Investments Switzerland A.G. since December 7, 2011. Prior to this date and since August 9, 2010, the participation was held by Ternium Treasury Services S.A. and prior to August 9, 2010, it was held by Ternium Procurement S.A.
(2)	Consulting and financial services. Indirectly through the participation in Siderar.
(3)	Consulting and financial services. Indirectly through the participation in Ternium Treasury Services S.A.
(4)	Granting of guarantees to participating partners to facilitate or permit access to credits for purchase of national raw material. Indirectly through the participation in Siderar.

15	Other investments, net – Non-current

	As of December 31,
	2011	2010
Time deposits with related parties (i) (Note 28)	—	18,086
Investments in debt instruments	13,900	17,227
Others	187	262

Other investments, net – Non-current	14,087	35,575

(i)	The Company held a savings fund denominated in U.S. dollars until the fourth quarter of 2011.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

16	Receivables, net – Non-current and Current

	As of December 31,
	2011	2010
Receivables with related parties (Note 28)	197	285
Employee advances and loans	8,163	8,821
Advances to suppliers for the purchase of property, plant and equipment	98,455	21,125
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 28)	290	1,548
Tax credits	12,582	18,369
Others	4,514	6,323

Receivables, net – Non-current	124,201	56,471

	As of December 31,
	2011	2010
Value added tax	14,455	26,169
Tax credits	46,059	26,806
Employee advances and loans	9,128	10,465
Advances to suppliers	8,289	4,815
Advances to suppliers with related parties (Note 28)	955	552
Expenses paid in advance	7,145	3,695
Government tax refunds on exports	3,092	9,263
Receivables with related parties (Note 28)	286	548
Others	16,182	12,260

Receivables, net – Current	105,591	94,573

17	Trade receivables, net – Non-current and Current

	As of December 31,
	2011	2010
Trade receivables	7,672	354
Allowance for doubtful accounts (Note 20)	(146)	(354)

Trade receivables, net – Non-current	7,526	—

	As of December 31,
	2011	2010
Current accounts	720,667	669,403
Trade receivables with related parties (Note 28)	30,337	10,959
Allowance for doubtful accounts (Note 20)	(16,002)	(16,860)

Trade receivables, net – Current	735,002	663,502

18	Inventories, net

	As of December 31,
	2011	2010
Raw materials, materials and spare parts	593,903	523,832
Goods in process	1,055,934	998,552
Finished goods	414,614	415,985
Goods in transit	133,033	83,214
Obsolescence allowance (Note 20)	(60,460)	(68,193)

Inventories, net	2,137,024	1,953,390

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

19	Cash, cash equivalents and other investments

	As of December 31,
	2011	2010
(i) Other investments
Deposits with maturity of more than three months	281,676	848,400

(ii) Cash and cash equivalents
Cash and banks	115,585	98,811
Restricted cash	248	12,343
Deposits with maturity of less than three months	2,042,758	1,668,262

Cash and cash equivalents	2,158,591	1,779,416

20	Allowances and Provisions – Non-current and Current

Provisions and allowances - Non-current	Deducted from assets	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters
Year ended December 31, 2011
Values at the beginning of the year	354	16,144
Translation differences	(23)	(2,228)
Additions	—	31,289
Reversals	(185)	(1,357)
Uses	—	(28,508)

At December 31, 2011	146	15,340

Year ended December 31, 2010
Values at the beginning of the year	416	18,913
Translation differences	(18)	(290)
Additions	—	6,721
Reversals	(44)	(1,178)
Uses	—	(8,022)

At December 31, 2010	354	16,144

Provisions and allowances - Current	Deducted from assets
	Allowance for doubtful accounts	Obsolescence allowance
Year ended December 31, 2011
Values at the beginning of the year	16,860	68,193
Translation differences	(1,103)	(7,385)
Acquisition of business	—	—
Reversals	(2,133)	(26,261)
Additions	2,640	32,382
Uses	(262)	(6,469)

At December 31, 2011	16,002	60,460

Year ended December 31, 2010
Values at the beginning of the year	16,310	58,153
Translation differences	(460)	1,911
Acquisition of business	4,168	1,290
Reversals	(3,885)	(17,719)
Additions	3,536	29,429
Uses	(2,809)	(4,871)

At December 31, 2010	16,860	68,193

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

21	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	Year ended December 31,
	2011	2010
At beginning of the year	(865,355)	(857,297)

Translation differences	83,172	(14,855)
Acquisition of business	—	7,832
Deferred tax credit (charge)	41,285	(1,035)

At end of the year	(740,898)	(865,355)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follow:

Deferred tax liabilities	Fixed assets	Inventories	Intangible assets	Other	Total at December 31, 2011
At beginning of year	(682,027)	(70,498)	(81,161)	(169,373)	(1,003,059)

Translation differences	67,654	7,975	8,832	12,430	96,891
Income statement credit (charge)	27,936	10,718	10,596	(12,965)	36,285

At end of year	(586,437)	(51,805)	(61,733)	(169,908)	(869,883)

Deferred tax assets	Provisions	Trade Receivables	Tax losses (1)	Other	Total at December 31, 2011
At beginning of year	66,626	7,971	22,210	40,897	137,704

Translation differences	(6,037)	(1,531)	(3)	(6,148)	(13,719)
Income statement credit (charge)	409	2,363	(6,328)	8,556	5,000

At end of year	60,998	8,803	15,879	43,305	128,985

(1)	As of December 31, 2011, the recognized tax losses amount to USD 15,879 and the net unrecognized deferred tax assets amount to USD 17,885. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

The amounts shown in the statement of financial position include the following:

	As of December 31,
	2011	2010
Deferred tax assets to be recovered after more than 12 months	74,202	82,980
Deferred tax liabilities to be settled after more than 12 months	(807,914)	(922,136)

	(733,712)	(839,156)

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

22	Other liabilities – Non-current and Current

	As of December 31,
	2011	2010
(i) Other liabilities – Non-current
Termination benefits	4,238	4,877
Pension benefits	155,625	166,812
Related parties (Note 28)	—	507
Other	40,982	29,116

Other liabilities – Non-current	200,845	201,312

Pension benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	Year ended December 31,
	2011	2010
Present value of unfunded obligations	251,354	262,366
Unrecognized prior service costs	(3,578)	(3,694)
Unrecognized actuarial losses	(72,253)	(72,946)
Fair value of plan assets	(19,898)	(18,914)

Liability in the statement of financial position	155,625	166,812

The amounts recognized in the consolidated income statement are as follows:

	Year ended December 31,
	2011	2010
Current service cost	6,150	4,697
Interest cost	22,030	20,000
Amortization of prior service costs	818	634
Net actuarial losses recognized in the year	2,090	2,656

Total included in labor costs	31,088	27,987

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Year ended December 31,
	2011	2010
At the beginning of the year	166,812	151,562

Transfers, new participants and funding of the plan	(19,321)	(20,412)
Total expense	31,088	27,987
Translation differences	(21,261)	8,473
Contributions paid	(1,693)	(798)

At the end of the year	155,625	166,812

The principal actuarial assumptions used were as follows:

Mexico	Year ended December 31,
	2011	2010
Discount rate	8.75%	8.75%
Rate of compensation increase	4.00%	4.00%

Argentina	Year ended December 31,
	2011	2010
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

22	Other liabilities (continued)

	As of December 31,
	2011	2010
(ii) Other liabilities – Current
Payroll and social security payable	97,536	88,727
Termination benefits	8,547	6,693
Related Parties (Note 28)	4,052	22,017
Others	4,641	6,173

Other liabilities – Current	114,776	123,610

23	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2011 and 2010 were as follows:

	Year ended December 31,
	2011	2010
Contracts with positive fair values:

Foreign exchange contracts	50	212

	50	212

Contracts with negative fair values:

Interest rate swap contracts	(19,264)	(54,675)
Foreign exchange contracts	(10,638)	(102)

	(29,902)	(54,777)

Derivative financial instruments breakdown is as follows:

a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2011, most of the Company’s long-term borrowings were at variable rates.

Ternium Mexico entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt. The notional amount represents 42% of its total exposure as of December 31, 2011.

On February 23, 2007, Ternium Mexico entered into several interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 140 million, in an average range of 4.19% to 6.00%. These agreements are due in March 2012.

On June 18, 2008, Ternium Mexico entered into several knock-in swap agreements in an average swap level of 5.22% and a knock-in level of 2.5%. As of December 31, 2011, the notional amount outstanding is USD 396 million. These agreements are due in July 2012 and have been accounted for as cash flow hedges. Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income Tax	Total
At December 31, 2009	(46,693)	14,009	(32,684)
(Decrease) / Increase	(19,334)	5,800	(13,534)
Reclassification to income statement	34,063	(10,219)	23,844

At December 31, 2010	(31,964)	9,590	(22,374)

(Decrease) / Increase	(658)	197	(460)
Reclassification to income statement	22,994	(6,898)	16,096

At December 31, 2011	(9,628)	2,889	(6,738)

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2011 (amounting to a loss of USD 9.6 million) is expected to be reclassified to the income statements in 2012.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

23	Derivative financial instruments (continued)

b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD.

During 2011, Prosid Investments entered into several forward agreements to manage the exchange rate exposure generated by Siderar’s debt in ARS against USD. The notional amount hedged as of December 31, 2011 was ARS 2.1 billion with an average forward price of 4.67 ARS per USD.

Furthermore, during 2011, Ferrasa Colombia S.A.S. has been hedging the exposure of certain trade receivables denominated in its local currency through non-deliverable forward agreements. As of December 31, 2011, the agreements aggregate notional amount were COP 34.4 billion at an exchange rate of 1,923 COP per USD.

On December 14, 2011, Ternium Mexico S.A. de C.V. entered into a forward agreement over an aggregate notional amount of MXN 627.5 million, at an exchange rate of 13.94 MXN per USD, to manage its operating exposure in MXN. This agreement is due in January 19, 2012.

During December 2011 and in connection with the purchase of the investment in Usiminas (see note 35), both Ternium Investments S.a.r.l., through its Zug branch, and Prosid Investments entered into several non-deliverable forward and forward exchange collar agreements to manage the exchange rate exposure generated by the share purchase agreement in BRL against USD. The notional amount hedged as of December 31, 2011 by Ternium Investments S.a.r.l. and Prosid Investments was BRL 2.9 billion and BRL 1.0 billion, respectively. These agreements are due in January 2012 and have been accounted for as cash flow hedges. As of December 31, 2011, the after-tax cash flow hedge reserve related to these agreements amounted to USD 8.2 million.

The net fair values of the exchange rate derivative contracts as of December 31, 2011 and December 31, 2010 were as follows:

			Fair Value at December 31,
Currencies	Contract	Notional amount	2011	2010
BRL/USD	ND Forward (1)	3.9 billion BRL	(8,902)	—
ARS/USD	Forward	2.1 billion ARS	(1,653)	—
MXN/USD	Forward	0.6 billion MXN	(83)	—
COP/USD	ND Forward	34.4 billion COP	50	—
USD/EUR	Forward	—	—	212
USD/EUR	Cross Currency Swap	—	—	(52)
CRC/USD	ND Forward	—	—	8
GTQ/USD	ND Forward	—	—	(57)

			(10,588)	111

(1)	These foreign exchange contracts were accounted for as cash flow hedges.

USD: US dollars; ARS: Argentine pesos; BRL: Brazilian reales; MXN: Mexican pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; CRC: Costa Rican colon.

24	Borrowings

	Year ended December 31,
	2011	2010
(i) Non-current
Bank borrowings	951,469	1,429,278
Less: debt issue costs	(2,974)	(2,704)

	948,495	1,426,574

(ii) Current
Bank borrowings	1,043,977	517,718
Less: debt issue costs	(2,427)	(4,635)

	1,041,550	513,083

Total Borrowings	1,990,045	1,939,657

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

24	Borrowings (continued)

The maturity of borrowings is as follows:

	Expected Maturity Date
				At December 31, (1)
	2012	2013	2014 and thereafter	2011	2010
Fixed Rate	484,996	—	—	484,996	14,206
Floating Rate	556,554	401,791	546,704	1,505,049	1,925,451

Total	1,041,550	401,791	546,704	1,990,045	1,939,657

(1)	As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates—which incorporate instruments denominated mainly in US dollars and Argentina pesos and which also include the effect of derivative financial instruments- at year end were as follows:

	December 31,
	2011	2010
Bank borrowings	3.42%	3.29%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2011 and 2010, respectively.

Breakdown of borrowings by currency is as follows:

		December 31,
Currency	Interest rates	2011	2010
USD	Floating	1,357,795	1,786,928
USD	Fixed	1,690	—
ARS	Floating	467	—
ARS	Fixed	460,946	312
BRL	Floating	17,177	12,725
COP	Floating	125,300	125,798
COP	Fixed	—	3,746
CRC	Fixed	6,475	—
GTQ	Fixed	15,885	10,148
MXN	Floating	4,310	—

Total Borrowings		1,990,045	1,939,657

USD: US dollars; ARS: Argentine pesos; BRL: Brazilian reales; COP: Colombian pesos; CRC: Costa Rican colon; GTQ: Guatemalan quetzales; MXN: Mexican pesos.

On April 6, 2011, the Company’s subsidiary Ternium Mexico, S.A. de C.V. (Ternium Mexico), Crédit Agricole Corporate and Investment Bank, acting as Administrative Agent, and certain banks parties to a loan agreement dated as of July 12, 2007, partially refinanced a syndicated loan facility that had been incurred to finance Ternium’s 2007 acquisition of Grupo Imsa, a company subsequently merged into Ternium Mexico.

The outstanding balance of the facility refinanced amounted to USD 1.0 billion. As part of the refinancing, the final maturity date of bank loans in a principal amount of USD 0.8 billion was extended to July 23, 2014 (with the extended loans being payable in four consecutive and equal semi-annual installments commencing on January 26, 2013), and the applicable margin structure for the extended loans was amended. On July 26, 2012, Ternium Mexico will repay the remaining USD 0.2 billion principal amount of the loans that was not refinanced.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

25	Contingencies, commitments and restrictions on the distribution of profits

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

The Administración Federal de Ingresos Públicos (“AFIP” – the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 18.7 million as of December 31, 2011.

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

Based on the above, the Company recognized a provision amounting to USD 2.0 million as of December 31, 2011 as management considers there could be a potential cash outflow.

(b)	Ternium Mexico. SAT – Income tax claim for fiscal year 2004

On January 26, 2012, the Mexican tax authorities notified Ternium Mexico and its subsidiary Acerus S.A. de C.V. of a tax assessment that challenges the value attributed by a predecessor of Acerus to a capital reduction made in 2004 (i.e., prior to the Company’s investment in Ternium Mexico’s predecessor Grupo Imsa in 2007) and assesses an income tax deficiency. The tax authorities assert that the capital reduction should have been valued at a price significantly higher than the value attributed at the time by the shareholder. The proposed assessment represents an estimated contingency of MXN 4,092 Million (approximately USD 293 million) at December 31, 2011, in taxes and penalties. The Company will appeal this assessment before the Mexican tax authorities and ultimately the tax courts and believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 93.6 million and is due to terminate in 2018.

(b) Siderar, within the investment plan to increase its production capacity, has entered into several commitments to acquire new production equipment for a total consideration of USD 117.3 million.

(c) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 59.0 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 116.1 million to satisfy the requirements through 2025 of a new separation facility to be constructed as part of Siderar’s expansion plan. As a result of the several global crisis that began in 2008 and the uncertainties surrounding the evolution of steel demand in the domestic and global markets, the parties engaged in discussions for the renegotiation of the contract. In February 2011, Siderar and Air Liquide Argentina reached agreement on the terms of the renegotiation; the obligations of the parties under the agreement related to the new separation facility were suspended through March 31, 2012, and Siderar agreed to purchase from Air Liquide Argentina certain equipment for an aggregate amount of approximately USD 21.4 million (as of December 31, 2011, Siderar paid advances in an amount of USD 12.6 million). If Siderar were to resume its expansion plan on or prior to March 31, 2012, Air Liquide Argentina would be required to repurchase that equipment, and all of the parties’ obligations under the contract would be reinstated; otherwise, all rights and obligations relating to the new separation plant and the related supply of gases would terminate automatically on March 31, 2012, and Siderar would be required to pay to Air Liquide Argentina an aggregate amount currently estimated at USD 12.0 million.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

25	Contingencies, commitments and restrictions on the distribution of profits (continued)

(d) Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 948.4 million to be expended during the next 3 years.

(e) The production process of Ternium Mexico’s (former Hylsa’s plants) requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply to four of Mexico’s plants of a contracted electrical demand of 111.2 MW, for a contracted amount of USD 0.9 billion, which is due to terminate in 2027. There are no penalties if consumption is lower in 30 MW per year. This contract effectively started on April 30, 2002, and currently supplies approximately 26% of Ternium Mexico’s electricity needs.

(f) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for approximately 90 MW of electricity as purchased capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 221 million and the contract will terminate in 2018.

(g) Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International Investment Holding and Donkuk Steel Mill Co., were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited (now Tata Steel UK Limited) dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers could be required to purchase, in the aggregate, approximately 78% of the steel slab production of Corus’ former Teesside facility in the North East of England, of which Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year, of the total production.

In addition, the off-takers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).

On April 7, 2009, Ternium Procurement S.A., together with the other off-takers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the off-takers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the off-takers and Ternium Mexico (as guarantor of Ternium Procurement’s obligations) seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus did not quantify but stated that would exceed USD 150 million (approximately USD 29.7 million in the case of Ternium Procurement), the maximum aggregate cap on liability that the off-takers would have under the off-take framework agreement (a limitation that Corus disputed). In addition, Corus threatened to submit to arbitration further claims in tort against the off-takers, and also threatened to submit such claims against certain third-parties to such agreements, including the Company. The off-takers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD 150 million.

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

On April 15, 2011, the arbitration tribunal issued a second partial final award where it held that the off-takers should pay to the claimant GBP 1.6 million for its reasonable legal and other costs incurred before the first partial final award. The off-takers paid that amount around mid May. In addition, on May 27, 2011, the off-takers paid to Tata an aggregate amount of USD 16.3 million (of which Ternium Procurement paid USD 3.2 million) as indemnification for one of its claims under the arbitration proceedings.

On June 16, 2011, Tata, the off-takers and Ternium Mexico settled the dispute, and the off-takers, in exchange for a full release and discharge of each of them and their respective representatives and affiliates, from all claims and disputes that Tata may have against any of them in relation to the off-take framework agreement and its related agreements, agreed to pay to Tata an aggregate amount of USD 124 million (including the USD16.3 million previously paid) and authorized their agent under the off-take agreements to transfer to Tata UK£1.8 million and €0.5 million which had been received by the agent from the off-takers under the off-take framework agreement before the early termination of such agreement. Ternium Procurement paid to Tata its share of the settlement amount (i.e., USD21.3 million) on June 17, 2011.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

25	Contingencies, commitments and restrictions on the distribution of profits (continued)

On June 21, 2011, Tata notified the arbitration tribunal that the arbitration proceedings were withdrawn. On July 8, 2011 and as a consequence of the settlement reached among the parties, the tribunal declared the termination of the arbitration proceedings.

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2011, this reserve reached the above-mentioned threshold.

As of December 31, 2011, Ternium may pay dividends up to USD 6.1 billion in accordance with Luxembourg law and regulations.

Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At December 31, 2011
Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2011 (1)	6,153,015
Loss for the year	(20,029)

Total shareholders’ equity under Luxembourg GAAP	9,752,325

(1)	As a result of the repurchase of its own shares from Usiminas on February 15, 2011 (see Note 30), the Company is required under applicable Luxembourg law to create a new non-distributable reserve in the amount of USD 150 million.

26	Earnings per share

As of December 31, 2011, the capital was USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.

For fiscal years 2011, 2010 and 2009, the weighted average of shares outstanding totaled 1,968,327,917, 2,004,743,442 and 2,004,743,442 shares, respectively. See note 30.

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year.

	2011	2010	2009
Profit from continuing operations attributable to equity holders of the Company	513,541	622,076	305,830
Profit from discontinued operations attributable to equity holders of the Company	—	—	411,570

Weighted average number of ordinary shares in issue	1,968,327,917	2,004,743,442	2,004,743,442

Basic and diluted earnings per share from continuing operations attributable to equity holders of the Company (USD per share)	0.26	0.31	0.15
Basic and diluted earnings per share from discontinued operations attributable to equity holders of the Company (USD per share)	—	—	0.21

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

27	Discontinued operations—Nationalization of Sidor

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

CVG made all payments required to be made under the agreements governing the transfer of Sidor to Venezuela except for the payment due on November 8, 2010. On December 18, 2010, Ternium reached an agreement with CVG, on the rescheduling of the unpaid balance, which amounted to USD 257.4 million. As provided in the refinancing agreement, CVG paid USD 7.0 million to Ternium in January 2011, and CVG is required to pay the remainder in five quarterly installments, beginning on February 15, 2011 and ending on February 15, 2012. As security for the payment of the outstanding balance, Ternium received, duly endorsed in its favor, promissory notes issued by Energía Argentina S.A. (“Enarsa”) and Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“Cammesa”) (both companies owned by the Argentine government) to PDVSA Petróleo S.A. (a company owned by the Venezuelan government). While the first three installments were paid, the final two installments were not paid when due, and, as of the date of these financial statements, a total principal amount of USD 130.3 million remains outstanding. Ternium is pursuing the payment of the outstanding amounts and has reserved all of its rights under contracts, investment treaties and Venezuelan and international law with respect to such amounts.

In the years ended December 31, 2011, 2010 and 2009, the Company recorded gains in the amount of USD 11.4 million, USD 61.0 million and USD 136.0 million, respectively. These gains are included in “Interest income – Sidor financial asset” in the Income Statement and represent the accretion income over the receivable held against CVG. In addition, the Company recorded a gain related to the disposal of Sidor of USD 428,023, net of income tax, during the year ended December 31, 2009.

28	Related party transactions

As of December 31, 2011, Techint owned 62.02% of the Company’s share capital, Tenaris held 11.46% and Inverban S.A. owned 0.33%, of the Company’s share capital. Each of Techint, Tenaris and Inverban were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related Parties see Note 25.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

28	Related party transactions (continued)

The following transactions were carried out with related parties:

	Year ended December 31,
	2011	2010	2009
(i) Transactions

(a) Sales of goods and services
Sales of goods to other related parties	167,786	172,337	40,915
Sales of services to associated parties	109	65	76
Sales of services to other related parties	1,682	1,763	562

	169,577	174,165	41,553

(b) Purchases of goods and services
Purchases of goods from other related parties	58,219	49,735	34,834
Purchases of services from associated parties	42,762	38,939	31,403
Purchases of services from other related parties	129,844	114,377	91,404

	230,825	203,051	157,641

(c) Financial results
Income with associated parties	95	78	581
Income with other related parties	—	—	118
Expenses with other related parties	—	—	(29)

	95	78	670

(d) Dividends

Dividends received from associated parties	—	302	—

	At December 31,
	2011	2010
(ii) Year-end balances

(a) Arising from sales/purchases of goods/services and other transactions
Receivables from associated parties	97	368
Receivables from other related parties	30,723	11,424
Advances to suppliers with other related parties	1,245	2,101
Payables to associated parties	(2,576)	(1,953)
Payables to other related parties	(50,265)	(42,048)

	(20,776)	(30,108)

(b) Other investments
Time deposit	—	18,086

	—	18,086

(iii) Officers and Directors’ compensation

During the year ended December 31, 2011 the cash compensation of Officers and Directors amounted to USD 12,853. In addition, Officers received 824,000 Units for a total amount of USD 2,366 in connection with the incentive retention program mentioned in note 4 (n) (3).

29	Investments in Mexico

On October 4, 2010, Ternium and Nippon Steel Corporation signed a definitive agreement to form an operation in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. The company was established in November 2010 and operates under the name of Tenigal, S.R.L. de C.V. Ternium and Nippon Steel hold 51% and 49% participations in Tenigal, respectively.

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

In addition, Ternium Mexico plans to construct new pickling, cold-rolling, annealing and tempering lines at the same site. Part of the output from these lines will be used to supply the Tenigal plant. Ternium expects that construction of these lines would require a total investment of approximately USD 700 million. As of December 31, 2011, the amount invested in property, plant and equipment totaled USD 40.5 million.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

30	Repurchase of Shares from Usiminas concurrently with secondary public offering

On January 31, 2011, Ternium entered into a transaction and registration rights agreement with its 14.3% shareholder Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) and Techint Holdings S.à.r.l. (“Techint”). The transaction and registration rights agreement provided, among other things, for a SEC-registered underwritten public offering of up to all of Ternium shares held by Usiminas (less the number of shares that Ternium and Techint agreed to purchase as discussed below) in the form of ADSs listed on the New York Stock Exchange. Neither Ternium nor Techint offered to sell any Ternium shares or ADSs in the public offering.

On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares. Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD 150 million and USD 100 million, respectively. In connection with the sale of Ternium’s shares by Usiminas, Ternium collected a USD 10.2 million fee, included in “Other operating income (expenses), net” and was reimbursed of all expenses relating to the offering and concurrent purchase.

Following consummation of these transactions, Techint owns directly 62.02% of the Company’s share capital and Tenaris holds directly 11.46% of the Company’s share capital (both including treasury shares) and Usiminas will no longer own any Ternium shares. In addition, the two members of Ternium’s Board of Directors nominated by Usiminas resigned from the Ternium board.

Related to the dividends distributed on June 9, 2011, and as these treasury shares are held by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 3.1 million were included in equity as less dividend paid.

31	Other required disclosures

(a)	Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income Tax	Total
At December 31, 2009	(46,693)	14,009	(32,684)	(715,372)
(Decrease) / Increase	(19,334)	5,800	(13,534)	35,915
Reclassification to income statement	34,063	(10,219)	23,844	—

At December 31, 2010	(31,964)	9,590	(22,374)	(679,457)

(Decrease) / Increase	(8,861)	197	(8,663)	(433,633)
Reclassification to income statement	22,994	(6,898)	16,096	—

At December 31, 2011	(17,831)	2,889	(14,941)	(1,113,090)

(b)	Statement of cash flows

	At December 31,
	2011	2010	2009
(i) Changes in working capital (1)
Inventories	(413,321)	(497,430)	429,122
Receivables and others	(12,113)	30,052	115,252
Trade receivables	(116,856)	(179,308)	193,677
Other liabilities	25,332	63,062	(67,778)
Trade payables	119,152	135,651	(35,094)

	(397,806)	(447,973)	635,179

(ii) Income tax accrual less payments
Tax accrued (Note 11)	315,974	406,657	91,314
Taxes paid	(571,919)	(179,837)	(140,656)

	(255,945)	226,820	(49,342)

(iii) Interest accruals less payments
Interest accrued	105,570	70,771	105,655
Interest paid	(62,523)	(70,830)	(94,949)

	43,047	(59)	10,706

(1)	Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

32	Recently issued accounting pronouncements

(i) International Accounting Standard 19 (amended 2011), “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. IAS 19 (amended 2011) must be applied for annual periods beginning on or after 1 January 2013.

(ii) International Accounting Standard 1 (amended 2011), “Presentation of financial statements”

In June 2011, the IASB issued IAS 1 (amended 2011), “Presentation of financial statements”. The amendment requires entities to separate items presented in Other Comprehensive Income into two groups, based on whether or not they may be recycled to profit or loss in the future. IAS 1 (amended 2011) must be applied for annual periods beginning on or after 1 July 2012.

(iii) International Financial Reporting Standard 9 (amended 2011), “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which establishes principles for the financial reporting of financial assets by simplifying their classification and measurement. This interpretation is applicable for annual periods beginning on or after 1 January 2015. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since the interpretation is not yet adopted by the EU.

(iv) International Financial Reporting Standard 10, “Consolidated financial statements”

In May 2011, the IASB issued IFRS 10, “Consolidated financial statements”. IFRS 10 replaces all of the guidance on control and consolidation in IAS 27 and SIC-12. IFRS 10 must be applied for annual periods beginning on or after 1 January 2013.

(v) International Financial Reporting Standard 11, “Joint arrangements”

In May 2011, the IASB issued IFRS 11, “Joint arrangements”. IFRS 11 sets out the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that defined type of joint arrangement. IFRS 11 must be applied for annual periods beginning on or after 1 January 2013.

(vi) International Financial Reporting Standard 12, “Disclosures of interest in other entities”

In May 2011, the IASB issued IFRS 12, “Disclosures of interest in other entities”. This standard includes the disclosure requirements for all forms of interest in other entities. IFRS 12 must be applied for annual periods beginning on or after 1 January 2013.

(vii) International Financial Reporting Standard 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. IFRS 13 explains how to measure fair value and aims to enhance fair value disclosures. IFRS 13 must be applied for annual periods beginning on or after 1 January 2013.

(viii) IFRIC Interpretation 20, “Stripping costs in the production phase of a surface mine”

In October 2011, the IFRIC issued IFRIC Interpretation 20, “Stripping costs in the production phase of a surface mine”. IFRIC addresses the recognition of production stripping costs as an asset and the measurement of the stripping activity asset. IFRIC 20 must be applied for annual periods beginning on or after 1 January 2013.

These standards, amendments to standards and interpretations are not effective for the financial year beginning January 1, 2011 and have not been early adopted.

The Company’s management is currently assessing the potential impact that the application of these standards may have on the Company’s financial condition or results of operations.

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

Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2011. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million	Functional Currency
Exposure to	USD		MXN	ARS	COP
US dollar (USD)	(n/a	)	(1,708.2)	214.0	(93.1)
EU euro (EUR)	6.3		(3.5)	13.5	—
Other currencies	(0.1)		—	—	—

We estimate that if the Argentine peso, Mexican peso and Colombian peso had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 16.3 million lower (USD 17.2 million lower as of December 31, 2010), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, borrowings and trade payables. This effect would have been offset by the change in the currency translation adjustment recorded in equity.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 3.8 billion, the currency translation adjustment included in total equity would have been USD 37.2 million lower (USD 38.8 million lower as of December 31, 2010), arising from the adjustment on translation of the equity related to the Mexican peso, the Argentine peso and the Colombian peso.

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

Ternium’s nominal weighted average interest rate for its debt instruments, which also includes the effect of derivative financial instruments, was 3.42% and 3.29% for 2011 and 2010, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2011 and 2010, respectively.

Ternium’s total variable interest rate debt amounted to USD 1,505 million (75.6% of total borrowings) at December 31, 2011 and USD 1,925 million (99.3 % of total borrowings) at December 31, 2010.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2011, excluding borrowings with derivatives contracts mentioned in Note 23(a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2011 would have been USD 12.1 million lower (USD 10.3 million lower as of December 31, 2010).

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

33	Financial risk management (continued)

(iii) Commodity price risk

In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore, coal and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. For further information on long-term commitments, see note 25(ii).

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

As of December 31, 2011, trade receivables total USD 742.5 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 7.1 million, credit insurance of USD 471.6 million and other guarantees of USD 19.3 million.

As of December 31, 2011, trade receivables of USD 667.0 million were fully performing.

As of December 31, 2011, trade receivables of USD 58.9 million were past due. These trade receivables as of December 31, 2011, are past due less than 3 months.

The amount of the allowance for doubtful accounts was USD 16.1 million as of December 31, 2011.

The carrying amounts of the Company’s trade and other receivables as of December 31, 2011, are denominated in the following currencies:

Currency	USD million
US dollar (USD)	553.1
EU euro (EUR)	28.7
Argentine peso (ARS)	22.2
Mexican peso (MXN)	263.4
Colombian peso (COP)	104.2
Other currencies	0.7

972.3

1.3) Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The Company has negotiated additional credit facilities in its Argentine subsidiaries and renegotiated a part of an existing credit facility in Mexico (see note 24).

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

USD million	2012	2013	2014	2015	Thereafter
Borrowings	1,041.5	401.8	422.6	24.5	99.6
Interests to be accrued (1)	91.3	47.1	29.5	18.0	8.9
Trade payables and other liabilities	653.3	5.0	3.1	3.1	11.5
Derivatives financial instruments	29.9	—	—	—	—

Total	1,816.1	453.9	455.2	45.6	120.1

(1)	These amounts do not include the effect of derivative financial instruments.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

33	Financial risk management (continued)

As of December 31, 2011 total cash and cash equivalents and other current investments less borrowings amounted to USD 450.2 million.

1.4) Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.23 and 0.22 as of December 31, 2011 and 2010, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

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

At December 31, 2011 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Total
(i) Assets as per statement of financial position
Receivables	38,467	—	38,467
Derivative financial instruments	—	50	50
Trade receivables	742,528	—	742,528
Other investments	46,535	249,041	295,576
Cash and cash equivalents	26,345	2,132,246	2,158,591

Total	853,875	2,381,337	3,235,212

At December 31, 2011 (in USD thousands)	Derivatives	Other financial liabilities	Total
(ii) Liabilities as per statement of financial position
Other liabilities	—	31,418	31,418
Trade payables	—	644,641	644,641
Derivative financial instruments	29,902	—	29,902
Borrowings	—	1,990,045	1,990,045

Total	29,902	2,666,104	2,696,006

At December 31, 2010 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Total
(i) Assets as per statement of financial position
Receivables	38,693	—	38,693
Derivative financial instruments	—	212	212
Trade receivables	663,502	—	663,502
Other investments	23,864	859,849	883,713
Cash and cash equivalents	113,342	1,666,073	1,779,416

Total	839,401	2,526,134	3,365,536

At December 31, 2010 (in USD thousands)	Derivatives	Other financial liabilities	Total
(ii) Liabilities as per statement of financial position
Other liabilities	—	28,682	28,682
Trade payables	—	541,709	541,709
Derivative financial instruments	54,777	—	54,777
Borrowings	—	1,939,657	1,939,657

Total	54,777	2,510,048	2,564,825

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

	Fair value measurement at December 31, 2011 (in USD thousand):
Description	Total	Level 1	Level 2
Financial assets at fair value through profit or loss
Cash and cash equivalents	2,132,246	1,971,564	160,682
Other investments	249,041	213,655	35,386
Derivatives financial instruments	50	—	50

Total assets	2,381,338	2,185,219	196,118

Financial liabilities at fair value through profit or loss
Derivatives financial instruments	29,902	—	29,902

Total liabilities	29,902	—	29,902

	Fair value measurement at December 31, 2010 (in USD thousand):
Description	Total	Level 1	Level 2
Financial assets at fair value through profit or loss
Cash and cash equivalents	1,666,073	1,531,082	134,991
Other investments	859,849	811,824	48,025
Derivatives financial instruments	212	—	212

Total assets	2,526,134	2,342,906	183,228

Financial liabilities at fair value through profit or loss
Derivatives financial instruments	54,777	—	54,777

Total liabilities	54,777	—	54,777

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

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

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2011, the effective portion of designated cash flow hedges amounts to USD 14.9 million (net of taxes for USD 2.9 million) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

33	Financial risk management (continued)

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 23. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4) Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

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

34	Subsequent events—Share purchase agreement of Usiminas

On November 27, 2011, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.àr.l., together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a majority-owned Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), entered into share purchase agreements with Camargo Corrêa, Votorantim and Caixa dos Empregados da Usiminas (Usiminas employee pension fund, or CEU) for the acquisition of 139.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), representing 27.7% (out of which 22.7% corresponds to Ternium) of Usiminas’ voting capital, at a price of BRL 36.0 (approximately USD 19.0) per ordinary share. Ternium Investments and Siderar financed their BRL 4.1 billion share (approximately USD 2.2 billion) with cash on hand and, in the case of Ternium Investments, a USD 700 million syndicated term loan.

Upon closing of the transaction on January 16, 2012, Ternium Investments, Siderar and TenarisConfab joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel acquired from CEU 8.5 million ordinary shares. In addition, Ternium Investments, Siderar and Prosid entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group; most decisions in that control group are subject for its approval to a 65% majority of the control group shares. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3% (out of which 35.6% corresponds to Ternium), and CEU 10.6%. The rights of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

Following the closing of the transaction, Messrs. Daniel Novegil, Roberto Vidigal and Alcides Morgante were appointed as members of Usiminas’ Board of Directors, together with their alternates, to replace the Board members nominated by Camargo Correa and Votorantim. In addition, Usiminas’ Board of Directors appointed Julián Eguren, previously a senior executive with Ternium, as Chief Executive Officer (Diretor-Presidente) of Usiminas.

With strategically located facilities near the main consumers of steel in Brazil and iron ore mines in the Serra Azul region, Usiminas is organized under four main business units: Mining, Steel, Steel Processing and Capital Goods. In 2010, Usiminas had net sales of BRL 13.0 billion (approximately USD 7.4 billion).

35 Update as of April 25, 20121

(a) Change in functional currency of Mexican subsidiaries

Due to changes in the primary economic environment in which its Mexican subsidiaries operate and in accordance with International Financial Reporting Standards, the Company performed a functional currency review and concluded that the functional currency of its Mexican subsidiaries should change prospectively to the U.S. dollar, effective as of January 1, 2012. The main indicators of such change in economic environment are: an increase of revenues determined and denominated in U.S. dollars (which is expected to continue increasing); the elimination of Mexican import duties on steel products effective 2012; an increase in the weight of raw material costs with U.S. dollar-denominated prices; and a determination that capital expenditures in Mexico (which are made to increase supply capabilities in connection with growing automobile exports to the U.S. market) are mainly incurred in U.S. dollars.

[1]	This note was added subsequent to the delivery of these financial statements for their approval by the Annual General Meeting of shareholders of the Company to be held on May 2, 2012.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

(b) Update on Ternium Mexico. SAT – Income tax claim for fiscal year 2004

Regarding the income tax claim for fiscal year 2004 in Ternium Mexico, on April 2, 2012, Ternium Mexico filed an appeal to this assessment before the Mexican tax authorities and reserved the right to further appeal to the tax courts. Ternium Mexico still believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

(c) Update on Siderar—Air Liquide commitment

As of March 31, 2012, Siderar and Air Liquide Argentina agreed on an extension of the decision to resume Siderar’s expansion plant to May 15, 2012 (prior to the agreement the due date was March 31, 2012).

Pablo Brizzio

Chief Financial Officer