Form 20-F
period 2012-12-31
Ternium S.A.
filed 2013-04-30
CIK 1342874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J.P. Mitrani	Robert S. Risoleo, Esq.
Mitrani, Caballero, Ojam & Ruiz Moreno Abogados	Sullivan & Cromwell LLP
Alicia Moreau de Justo 400, 3rd Floor	1701 Pennsylvania Avenue N.W.
C1007AAH — Buenos Aires, Argentina	Washington, D.C. 20006
(54-11) 4590-8600	(202) 956-7500

i

CERTAIN DEFINED TERMS

In this annual report, unless otherwise specified or if the context so requires:

•	References to the “Company” refer exclusively to Ternium S.A., a Luxembourg public limited liability company (Société Anonyme);

•	References in this annual report to “Ternium,” “we,” “us” or “our” refer to Ternium S.A. and its consolidated subsidiaries;

•

References to the “Ternium companies” are to the Company’s manufacturing subsidiaries, namely Ternium México S.A. de C.V., or Ternium Mexico, a Mexican corporation, Siderar S.A.I.C., or Siderar, an Argentine corporation, Ferrasa S.A.S., or Ferrasa, a Colombian corporation, Ternium Internacional Guatemala S.A., or Ternium Guatemala, a Guatemalan corporation, Ferrasa Panamá S.A., or Ferrasa Panama, a Panamanian corporation, and Ternium USA Inc., or Ternium USA, a Delaware corporation, and their respective subsidiaries;

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

•	References to the “Exiros” comprise Exiros B.V., a Netherlands corporation, and its subsidiaries under the brand “Exiros”;

•

References to “Usiminas” refer to Usinas Sideúrgicas de Minas Gerais – Usiminas, a Brazilian corporation in which we own 22.7 % of the ordinary shares. For further information on our investment in Usiminas, see note 3 to our consolidated financial statements included elsewhere in this annual report;

•	References to “ADSs” are to the American Depositary Shares, which are evidenced by American Depositary Receipts, or ADRs;

•	References to “finished steel products” when used in connection with production capacity are to finished steel products and semi-finished steel products intended to be sold to third parties;

•	References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons; and

•	References to “billions” are to thousands of millions, or 1,000,000,000.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and adopted by the European Union (EU). IFRS differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP.

Currencies

In this annual report, unless otherwise specified or the context otherwise requires:

•	“dollars,” “U.S. dollars,” “USD” or “US$” each refers to the United States of America dollar;

•	“Mexican pesos” or “MXN” each refers to the Mexican peso; and

•	“Argentine pesos” or “ARP” each refers to the Argentine peso.

On December 31, 2012, the noon buying rate between the Mexican peso and the U.S. dollar (as published by Banco de México, or the Mexican Bank) was MXN12.9658=USD1.0000, and the U.S. dollar sell exchange rate in the Argentine Republic (as published by Banco Central de la República Argentina, or the Argentine Central Bank) was ARP4.9173=USD1.0000. Those rates may differ from the actual rates used in preparation of the Company’s consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into any of these currencies.

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

Industry Data

Unless otherwise indicated, industry data and statistics (including historical information, estimates or forecasts) in this annual report are contained in or derived from internal or industry sources believed by Ternium to be reliable. Industry data and statistics are inherently predictive and are not necessarily reflective of actual industry conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods and (iii) different assumptions were applied in compiling the data. Such data and statistics have not been independently verified, and the Company makes no representation as to the accuracy or completeness of such data or any assumptions relied upon therein.

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

We use words such as “aim,” “will continue,” “will likely result,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business discussed under Item 3. “Key Information—D. Risk Factors,” and among them, the following:

•	uncertainties about the behavior of steel consumers in the markets in which Ternium operates and sells its products;

•	changes in the pricing environments in the countries in which Ternium operates;

•	the impact in the markets in which Ternium operates of existing and new competitors whose presence may affect Ternium’s customer mix, revenues and profitability;

•	increases in the prices of raw materials, other inputs or energy or difficulties in acquiring raw materials or other inputs or energy supply cut-offs;

•

the policies of, and the economic, political and social developments and conditions in, the countries in which Ternium owns facilities or other countries which have an impact on Ternium’s business activities or investments;

•	inflation or deflation and foreign exchange rates in the countries in which Ternium operates;

•	volatility in interest rates;

•	the performance of the financial markets globally and in the countries in which Ternium operates;

•	the performance of our investment in Usiminas (including the operating and financial performance of Usiminas, and changes in the value of the Brazilian Real versus the U.S. dollar);

•	changes in domestic and foreign laws and regulations, including on tax, trade and foreign exchange matters;

•	regional or general changes in asset valuations;

•	uncertainties as to the result of our exploration activities or the successful exploitation of our mines;

•	our ability to successfully implement our business strategy or to grow through acquisitions, greenfield projects, joint ventures and other investments; and

•	other factors or trends affecting the steel and mining industries generally and our financial condition in particular.

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

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated herein. Our consolidated financial statements were prepared in accordance with IFRS, and were audited by PricewaterhouseCoopers, Société coopérative (formerly PricewaterhouseCoopers S.à r.l.), Réviseur d’entreprises agréé, or PwC Luxembourg, as of December 31, 2012 and for the two years in the period ended December 31, 2012 and were audited by Price Waterhouse & Co. S.R.L. as of December 31, 2010 and for the year ended December 31, 2010, which are independent registered public accounting firms that are member firms of the PwC International Ltd. network. IFRS differ in certain significant respects from U.S. GAAP.

For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, see “Presentation of Certain Financial and Other Information—Accounting Principles” and “Currencies.”

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	2012	2011	2010	2009	2008
Selected consolidated income statement data

Continuing operations
Net sales	8,608,054	9,122,832	7,339,901	4,922,984	8,422,817
Cost of sales	(6,871,090)	(7,020,127)	(5,560,201)	(4,087,165)	(6,098,790)

Gross profit	1,736,964	2,102,706	1,779,700	835,819	2,324,027
Selling, general and administrative expenses	(809,181)	(839,362)	(738,304)	(526,615)	(663,843)
Other operating (expenses) income, net	(11,881)	(11,495)	2,162	(20,557)	8,700

Operating income	915,903	1,251,849	1,043,558	288,647	1,668,884

Interest expense	(144,439)	(100,712)	(72,953)	(105,754)	(136,111)
Interest income	19,226	39,981	87,323	157,021	32,174
Other financial income (expenses), net	7,866	(239,691)	114,867	81,336	(692,304)
Equity in (losses) earnings of non-consolidated companies	(346,833)	10,137	12,867	7,249	5,575

Income before income tax expense	451,722	961,563	1,185,662	428,499	878,218
Income tax expense, benefit
Current and deferred income tax expense	(264,567)	(311,655)	(406,191)	(89,398)	(256,414)
Reversal of deferred statutory profit sharing	—	—	—	—	96,265

Income from continuing operations	187,154	649,907	779,470	339,101	718,069

Discontinued operations
Income from discontinued operations	—	—	—	428,023	157,095

Profit for the year	187,154	649,907	779,470	767,124	875,164

Attributable to:
Equity holders of the Company	139,235	513,540	622,076	717,400	715,418
Non-controlling interest	47,919	136,367	157,394	49,724	159,746

	187,154	649,907	779,470	767,124	875,164

Depreciation and amortization	370,855	395,989	374,201	374,815	404,808
Weighted average number of shares (1)	1,963,076,776	1,968,327,917	2,004,743,442	2,004,743,442	2,004,743,442

Basic earnings per share (expressed in USD per share) for profit: (2) (3)
From continuing operations attributable to the equity holders of the Company	0.07	0.26	0.31	0.15	0.27
From discontinued operations attributable to the equity holders of the Company	—	—	—	0.21	0.09
For the year attributable to the equity holders of the Company	0.07	0.26	0.31	0.36	0.36
Dividends per share	0.065 (4)	0.075	0.075	0.050	—
Dividends per share (expressed in EUR)	0.051 (4)	0.057	0.052	0.041	—

(1)	Of the 2,004,743,442 shares issued as of December 31, 2012, Ternium held 41,666,666 through its wholly-owned subsidiary Ternium International Inc. and such shares were not considered outstanding. For further information related to the repurchase of shares in 2011, see note 30 to our audited consolidated financial statements included elsewhere in this annual report.
(2)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement includes the portion attributable to non-controlling interest. Basic earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(3)	Diluted earnings per share (expressed in USD per share), equals basic earnings per share.
(4)	Reflects dividend proposal for the year ended December 31, 2012, which has been submitted to the shareholders for a vote at the shareholders’ meeting to be held on May 2, 2013.

In thousands U.S. dollars	At December 31,
(except number of shares and per share data)	2012	2011	2010	2009	2008
Selected consolidated balance sheet data

Non-current assets	7,211,371	5,195,688	5,600,608	5,287,744	5,515,687
Property, plant and equipment, net	4,438,117	3,969,187	4,203,685	3,983,887	4,149,959
Other non-current assets (1)	2,773,254	1,226,501	1,396,923	1,303,857	1,365,728
Current assets	3,655,628	5,547,374	5,499,306	5,014,144	5,146,876
Cash and cash equivalents	560,307	2,158,044	1,779,294	2,093,800	1,065,319
Other current assets (2)	3,083,303	3,378,956	3,710,050	2,911,099	4,076,224
Non-current assets classified as held for sale	12,018	10,374	9,961	9,246	5,333

Total assets	10,866,999	10,743,062	11,099,914	10,301,888	10,662,563

Capital and reserves attributable to the Company’s equity holders (3)	5,420,883	5,756,371	5,880,740	5,296,342	4,597,370
Non-controlling interest	1,074,763	1,084,827	1,135,361	964,897	964,094

Non-current liabilities	2,245,907	1,922,481	2,527,702	2,860,775	3,364,348

Borrowings	1,302,753	948,495	1,426,574	1,787,204	2,325,221
Deferred income tax	682,091	740,576	869,474	848,215	802,674
Other non-current liabilities	261,063	233,410	231,655	225,356	236,453

Current liabilities	2,125,446	1,979,383	1,556,110	1,179,874	1,736,751

Borrowings	1,121,610	1,047,641	513,083	538,832	940,667
Other current liabilities	1,003,836	931,742	1,043,028	641,042	796,084

Total liabilities	4,371,353	3,901,864	4,083,813	4,040,649	5,101,099
Total equity and liabilities	10,866,999	10,743,062	11,099,914	10,301,888	10,662,563

Number of shares (3)	1,963,076,776	1,963,076,776	2,004,743,442	2,004,743,442	2,004,743,442

(1)	As of December 31, 2012, 2011, 2010, 2009 and 2008, includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of USD663.8 million, USD663.8 million, USD750.1 million, USD708.6 million and USD683.7 million, respectively.
(2)	As of December 31, 2012, 2011, 2010, 2009 and 2008, includes financial assets with maturity of more than three months for a total amount of USD160.8 million, USD281.7 million, USD848.4 million, USD46.8 million and USD90.0 million, respectively.
(3)	The Company’s share capital as of December 31, 2012, 2011, 2010, 2009 and 2008 was represented by 2,004,743,442 shares, par value USD1.00 per share, for a total amount of USD2,004.7 million. Of the 2,004,743,442 shares, as of December 31, 2012, Ternium held 41,666,666 through its wholly-owned subsidiary Ternium International Inc. For further information related to the repurchase of shares in 2011, see note 30 to our audited consolidated financial statements included elsewhere in this annual report.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

If global macroeconomic conditions deteriorate, the outlook for steel producers would be adversely affected. In particular, a recession or depression in the developed economies (such as the global downturn experienced in 2008 and 2009 and the current European crisis), or slower growth or recessionary conditions in emerging economies that are substantial consumers of steel (such as China and India, as well as emerging Asian markets, the Middle East, Latin America and the Commonwealth of Independent States regions) would exact a heavy toll on the steel industry, and would depress demand for our products and adversely affect our business and results of operations. The current European crisis has had and may continue to have adverse effects on the steel industry, and, accordingly, may adversely affect our business and results of operations.

A protracted fall in steel prices would have a material adverse effect on the results of Ternium, as could price volatility.

Steel prices are volatile and are sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products. Steel prices in the international markets, which had been rising fast during the first half of 2008, fell sharply beginning in the second half of 2008 as a result of collapsing demand and the resulting excess capacity in the industry. The fall in prices during this period adversely affected the results of steel producers generally, including Ternium, as a result of lower revenues and writedowns of finished steel products and raw material inventories. For example, in the second half of 2008, Ternium recorded a valuation allowance on inventories in an amount of USD200 million and in the first half of 2009 it recorded an additional valuation allowance in the amount of USD127.6 million. Historically, the length and nature of business cycles affecting the steel industry has been unpredictable. A downturn in steel prices would materially and adversely affect Ternium’s revenues and profitability.

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

A sudden increase in exports from China could have a significant impact on international steel prices and adversely affect Ternium’s profitability.

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

Excess capacity may hamper the steel industry’s ability to sustain adequate profitability.

In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially on downturn cycles, from substantial over-capacity. Currently, as a result of the 2008 global downturn, the current European crisis and the increase in steel industry production capacity in recent years, there are signs of excess capacity in all steel markets, which is impacting the profitability of the steel industry. Accordingly, it is possible that the industry’s excess capacity will result in an extended period of depressed margins and industry weakness.

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

Like other manufacturers of steel-related products, Ternium’s operations require substantial amounts of raw materials, energy and other inputs from domestic and foreign suppliers. In particular, the Ternium companies consume large quantities of iron ore, scrap, ferroalloys, electricity, coal, natural gas, oxygen and other gases in operating their blast and electric arc furnaces. The prices of these raw materials, energy and some other inputs can be volatile. In addition, Ternium is a large consumer of slabs and hot and cold-rolled steel, which are used as inputs in the production process. Also, the availability and price of a significant portion of the raw materials, slabs, energy and other inputs Ternium requires are subject to market conditions and government regulation affecting supply and demand. For example, shortages of natural gas in Argentina and the consequent supply restrictions imposed by the government could lead to higher costs of production and eventually to production cutbacks at Siderar’s facilities in Argentina. Similarly, in Mexico, existing constraints in natural gas transportation capacity have led to increased imports of liquefied natural gas, which, from April 1, 2013, resulted in increased natural gas transportation costs and, thus, higher steel production costs. In the past, Ternium has usually been able to procure sufficient supplies of raw materials, slabs, energy and other inputs to meet its production needs; however, it could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of principal inputs to the Ternium companies (including as a result of strikes, lockouts or other problems) would result in lost sales and would have a material adverse effect on Ternium’s business and results of operations. For further information related to raw materials, energy and other inputs requirements, see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other Inputs.”

The Ternium companies depend on a limited number of key suppliers.

The Ternium companies depend on certain key suppliers for their requirements of some of their principal inputs, including Vale for iron ore and ArcelorMittal for slabs. In general, there is a trend in the industry towards consolidation among suppliers of iron ore and other raw materials. The Ternium companies have entered into long-term contracts for the supply of some of their principal inputs (including iron ore) and it is expected that they will maintain and, depending on the circumstances, renew these contracts. However, if any of the key suppliers fails to deliver or there is a failure to renew these contracts, the Ternium companies could face limited access to some raw materials, energy or other inputs, or higher costs and delays resulting from the need to obtain their input requirements from other suppliers. As an example, in 2007 Vale was unable to provide Siderar with the quantities of iron ore that it required, forcing Siderar to import iron ore from Ternium’s mining operations in Mexico.

Intense competition could cause Ternium to lose its share in certain markets and adversely affect its sales and revenues.

The market for Ternium’s steel products is highly competitive, particularly with respect to price, quality and service. In both the global and regional markets, Ternium competes against other global and local producers of steel products, which in some cases have greater financial and operating resources. Competition from larger steel manufacturers could result in declining margins and reductions in sales volumes and revenues.

Ternium’s larger competitors could use their resources against Ternium in a variety of ways, including by making additional acquisitions, implementing modernization programs, expanding their production capacity, investing more aggressively in product development, and displacing demand for Ternium’s products in certain markets. To the extent that these producers become more efficient, Ternium could confront stronger competition and could fail to preserve its current share of the relevant geographic or product markets. In addition, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and current smaller competitors in the steel market could become larger competitors in the future. For example, in June 2006, Mittal Steel and Arcelor merged to create the world’s largest steel company, ArcelorMittal; and in October 2012 Nippon Steel and Sumitomo Metal Industries merged to form Nippon Steel & Sumitomo, the world’s second largest steel company. Regional players in Ternium’s markets have also experienced consolidation through acquisitions; for example, Siderperu was acquired by Gerdau in 2006, Sicartsa of Mexico was acquired by ArcelorMittal in December 2006 and Aceria Paz del Rio of Colombia was acquired by Votorantim in March 2007. For further information, see Item 4. “Information on the Company—B. Business Overview—Competition.”

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

Ternium plans to continue implementing its business strategy of enhancing its position as a competitive steel producer, pursuing strategic growth opportunities, gaining further access to iron ore and other inputs, developing value-added products, and providing services to a wider range of customers in the local and export markets. Any of these components or Ternium’s overall business strategy could be delayed or abandoned or could cost more than anticipated, any of which could impact its competitive position and reduce its revenue and profitability. For example, Ternium could fail to develop its projects and/or to make acquisitions to increase its steel production capacity, or may lose market share in its regional markets. Even if Ternium successfully implements its business strategy, it may not yield the desired goals.

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

In the recent past, Ternium acquired interests in various companies, including Hylsamex, one of the main steel producers in Mexico; Grupo Imsa, a leading steel processor with operations in Mexico, the United States and Guatemala; and Ferrasa, a Colombian steel producer and processor. In addition, Ternium, together with Nippon Steel, formed the Mexican company Tenigal S.R.L. de C.V., or Tenigal, for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market, including Japanese car makers. Finally, on January 16, 2012, Ternium, together with its subsidiary Siderar, acquired a participation in the control group of Usiminas, the largest flat steel producer in Brazil (for further information on the Usiminas transaction, see note 3 to our audited consolidated financial statements included elsewhere in this annual report). Our recent and future acquisitions, investments and alliances may not perform in accordance with our expectations and could have an adverse impact on our operations and profits. Furthermore, we may be unable to successfully integrate any acquired businesses into our operations, realize expected synergies or accomplish the business objectives that were foreseen at the time of deciding any such investment. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions. These risks, and the fact that integration of any acquired businesses will require a significant amount of time and resources of Ternium’s management and employees, could have an adverse impact on Ternium’s ongoing business and could have a material adverse effect on its business, financial condition and results of operations.

Ternium may be required to record a significant charge to earnings if it must reassess its goodwill, other amortizable intangible assets, or investments in non-consolidated companies.

In accordance with IFRS, management must test for impairment all of Ternium’s assets whenever events or change in circumstances indicate that the carrying amount may not be recoverable. Assets subject to testing include goodwill, intangible assets and investments in non-consolidated companies. In addition, management must test for impairment goodwill at least once a year whether or not there are indicators of impairment. IFRS requires us to recognize a non-cash charge in an amount equal to any impairment.

We recorded significant goodwill in connection with the acquisition of our Mexican subsidiaries, as well as an investment in non-consolidated companies in connection with our acquisition of a participation in Usiminas. We performed an impairment test over the investment in Usiminas as of December 31, 2012, and as described further below, wrote it down by USD275.3 million. As of December 31, 2012, goodwill in connection with our Mexican subsidiaries amounted to USD662.3 million and, following the impairment charge, our investment in non-consolidated companies in connection with our investment in Usiminas amounts to USD1.6 billion.

If Ternium’s management determines in the future that the goodwill from our acquisitions or our investments in non-consolidated companies are impaired, Ternium will be required to recognize a non-cash charge against earnings, which could materially adversely affect Ternium’s results of operations or net worth.

If Usiminas is not able to successfully implement its business strategy, or the business conditions in Brazil or in the global steel and mining industries were to be worse than we expected, the Company may be required to record a significant charge to earnings in the form of an impairment to its investment in Usiminas, which could have a material adverse effect on Ternium’s results, financial conditions or net worth.

On January 16, 2012, Ternium, together with its subsidiary Siderar, acquired a participation in the control group of Usiminas, the largest flat steel producer in Brazil, for a total consideration of USD2.2 billion. Ternium owns approximately 22.7% of Usiminas’ ordinary shares, or approximately 11.3% of Usiminas’ issued and outstanding capital. For further information on the Usiminas transaction, see note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Usiminas is making efforts to improve its performance and results of operations and has introduced certain changes in its strategy and business practices. However, we cannot assure you that these efforts or changes will be successful, or that further changes will not be required. Under the shareholders’ agreement governing the rights of the members of Usiminas’ control group, Ternium cannot, without the consensus of one or more of the other shareholder groups party to that agreement, cause the control group to adopt any decision at Usiminas’ shareholders’ meetings or cause the directors nominated by the control group to adopt any decision at Usiminas’ board or directors’ meetings (see Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas”). Accordingly, Ternium cannot, without the consensus of such other shareholder group or groups, implement any change to Usiminas’ business strategy.

In addition, the business conditions in Brazil or the global steel and mining industries could turn out to be worse than those we expected when assessing the value of our investment in Usiminas, which could in turn modify our expectations for such investment’s financial return. For example, as a result of expectations of a weaker industrial environment in Brazil (where industrial production and consequently steel demand suffered downward adjustments during 2012) and a higher degree of uncertainty regarding future prices of iron ore (which led to a reduction in Ternium’s forecast of long term iron ore prices that affected cash flow expectations), we performed an impairment test over our investment in Usiminas and subsequently wrote down the investment by USD275.3 million. This charge was recorded in the fourth quarter of 2012. Any further write-down to Ternium’s investment in Usiminas could have a material adverse effect on Ternium’s results of operations or net worth.

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

Since 2009, the various measures that Ternium has taken in order to become more competitive in Mexico, Argentina and Colombia have not resulted in significant labor unrest. However, we cannot assure that this situation will remain stable or that future measures will not result in labor actions against us. Any future stoppage, strike, disruption of operations or new collective bargaining agreements could result in lost sales and could increase Ternium’s costs, thereby affecting our results of operations. For more information on labor relations, see Item 6. “Directors, Senior Management and Employees—D. Employees.”

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

The operations of the Ternium companies expose them to the effects of changes in foreign currency exchange rates and changes in foreign exchange regulations. A significant portion of Ternium’s sales are carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact the Ternium companies’ results and net worth as reported in their income statements and statements of financial position in the form of both translation risk and transaction risk.

In the ordinary course of business, the Ternium companies enter from time to time into exchange rate derivatives agreements to manage their exposure to exchange rate changes. Future regulatory or financial restrictions in the countries where Ternium operates may affect its ability to mitigate its exposure to exchange rate fluctuations, and thus cause an adverse impact on Ternium’s results of operations, financial condition or cash flows.

Risks Relating to our Mining Activities

Mining is one of Ternium’s two reporting segments, and iron ore is one of the principal raw materials used by Ternium’s operating subsidiaries in its steelmaking segment. Ternium has equity interests in two iron ore mining companies in Mexico: a 100% interest in Las Encinas S.A. de C.V. and a 50% interest in Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V., or Consorcio Peña Colorada, which operates Peña Colorada, Mexico’s largest iron ore mine. In addition, Ternium may seek to expand its mining activities in the future. Our present and future mining activities are or would be subject to particular risks, as follows:

Our mining activities depend on governmental concessions and on our ability to reach and maintain lease agreements (or other agreements for the use of land) with the owner of the real estate where the mines are located.

Our mining activities are subject to specific regulations and depend on concessions and authorizations granted by governmental authorities. Amendments to applicable law and regulations in Mexico may change the terms pursuant to which we are required to pursue our exploration, mining and ore processing activities. Currently, a proposed amendment to Mexican mining laws is under discussion in the Mexican Congress. The amendment contemplates, among other things, the introduction of a 5% royalty on mining profits and an increase in the amount paid for mining rights in areas not explored or exploited for certain predetermined periods. It is uncertain whether this or any other amendment will be approved and, if approved, what the timing or scope of implementation of such proposals will be. Any such changes may result in new taxes or royalties or require modifications to the processes and technologies used in our mining activities, leading to unexpected capital expenditures and higher costs. If the relevant government authority determines that we are not in compliance with our obligations as concessionaires, it may terminate our concession. Furthermore, in order to explore or exploit mines it is necessary to obtain the right to occupy and use the land where the mines are situated. Even though government regulations frequently establish provisions intended to facilitate the establishment of such rights, in some cases it may be difficult to reach and maintain agreements with the owners or such agreements may be excessively onerous. If we are unable to establish use and occupancy rights on acceptable terms, our mining activities may be compromised.

Our reserve estimates may differ materially from mineral quantities that we may be able to actually recover, or our estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine in the future or cause us to revise our reserve estimates.

Ternium’s reported reserves are estimated quantities of ore that it has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond our control. Reserve calculations involve estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Reserve estimates also depend on assumptions relating to the economic viability of extraction, which are established through the application of a life of mine plan for each operation or project providing a positive net present value on a forward-looking basis, using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. These forecasts and projections involve assumptions and estimations that, although we believe are reasonable at the time of estimating our reserves, may change in the future and may fail to anticipate geological or other environmental factors or events that could make it difficult or unprofitable to mine certain ore deposits.

In addition, our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. As a result, no assurance can be given that the indicated amount of ore will be recovered from our reserves, or that it will be recovered at the anticipated rates, or that extracted ore will be converted into saleable production over the mine life at levels consistent with our reserve estimates. Reserve estimates may vary from those included in this annual report, and results of mining and production subsequent to the date of an estimate may lead to future revisions of estimates.

In addition, estimates of mine life may require revisions based on actual productions figures, changes in reserve estimates and other factors. For example, fluctuations in the market prices of minerals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties or other factors could affect our mine life projections. To the extent that market price fluctuations or changes in our operating and capital costs increase our costs to explore, locate, extract and process iron ore, we may be required to revise our reserve estimates if certain ore reserves become uneconomical to mine in the future.

Our exploration activities are subject to uncertainties as to the results of such exploration; even if the exploration activities lead to the discovery of ore deposits, the effective exploitation of such deposits remains subject to several risks.

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

We may be subject to increased costs or delays relating to the acquisition of adequate equipment for the exploration and exploitation of ore deposits. We may also fail to obtain any necessary permits, or experience significant delays in connection with the issuance of such permits. Moreover, we may face increasing costs as iron ore reserves or their ferrous content diminish, the pits and operational sections of the mine become deeper and more distant from the surface, or iron ore deposits within the pit area become more difficult to locate and extract. Adverse mining conditions and other situations related to the operation of the mine, whether permanent or temporary, may lead to a significant increase in our costs and/or affect our ability to produce the expected quantities of mineral. If this occurs, our expected results of operations may also be negatively affected.

Difficulties in the relationships with local communities may adversely affect our mining activities.

Communities living or owning land near areas where we operate may take actions to oppose and interfere with our mining activities. Although we make significant efforts to maintain good relationships with such communities, actions taken by them (or by interest groups within those communities) may hamper our ability to conduct our mining activities as planned, request the government to revoke or cancel our concessions or environmental or other permits, prevent us from fulfilling agreements reached with the government in connection with our mining activities, or significantly increase the cost of exploring and/or exploiting the mines, thereby adversely affecting our business and results of operations. For example, in Aquila, Mexico, in 2011 and 2012, native communities blocked roads demanding higher compensation for the use of land for mining activities. These actions prevented Ternium from transporting iron ore from the mines to the pelletizing facilities for several months and ultimately resulted in a technical stoppage of the mining activities in Aquila for several weeks.

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

The ability of the Company’s subsidiaries to pay dividends and make other payments to the Company will depend on their results of operations and financial condition and could be restricted by, among other things, applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the repatriation of capital or the making of dividend payments, and agreements and commitments of such subsidiaries. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends. In addition, the Company’s ability to pay dividends is subject to legal and other requirements and restrictions in effect at the holding company level. For example, the Company may only pay dividends out of net profits, retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg laws and regulations.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of March 31, 2013, San Faustin beneficially owned 62.02% of our outstanding voting shares and Tenaris, which is also controlled by San Faustin, also held 11.46% of our outstanding voting shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, our controlling shareholder may cause our board of directors to approve an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “—Risk Factors—Risks Relating to our ADSs—Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases” and Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Non-controlling interests in our subsidiaries could delay or impede our ability to complete our strategy.

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

The existence of non-controlling interests in these subsidiaries could prevent Ternium from taking actions that, while beneficial to Ternium, might not be beneficial to each relevant subsidiary, considered separately. As a result, we could be delayed or impeded in the full implementation of our strategy or the maximization of Ternium’s competitive strengths.

Risks Relating to the Countries in Which We Operate

Negative economic, political and regulatory developments in certain markets where Ternium has a significant portion of its operations and assets could hurt Ternium’s shipment volumes or prices, increase its costs or disrupt its manufacturing operations, thereby adversely affecting its results of operations and financial condition.

The results of Ternium’s operations are subject to the risks of doing business in emerging markets, principally in Mexico and Argentina and to a lesser extent in Colombia, and have been, and could in the future be, affected from time to time to varying degrees by economic, political, social and regulatory developments, such as nationalization, expropriation or forced divestiture of assets; restrictions on production, domestic sales, imports and exports; interruptions to essential energy inputs; restrictions on the exchange or transfer of currency, repatriation of capital, or payment of dividends, debt principal or interest, or other contractual obligations; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of our facilities; direct and indirect price controls; tax increases, changes (including retroactive) in the enforcement or interpretation of tax laws and other retroactive tax claims or challenges; changes in laws or regulations; cancellation of contract rights; and delays or denial of governmental approvals. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected country and, depending on their materiality, on the results of operations and financial condition of Ternium as a whole.

Mexico

Ternium has significant manufacturing operations and assets located in Mexico and a majority of its sales are made to customers in this country. The majority of Ternium’s revenues from its Mexican operations, therefore, are related to market conditions in Mexico and to changes in its economic activity. Ternium’s business could be materially and adversely affected by economic, political and regulatory developments in Mexico.

Economic and social conditions and government policies in Mexico could negatively impact Ternium’s business and results of operations.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States. If problems such as deterioration in Mexico’s economic conditions reemerge, or social instability, political unrest, reduction in government spending or other adverse social developments reemerge in the future, they could lead to continued volatility in the foreign exchange and financial markets, and, depending on their severity and duration, could adversely affect the business, results of operations, financial condition or liquidity of Ternium. Moreover, adverse economic conditions in Mexico could result in, among other things, higher interest rates accompanied by reduced opportunities for refunding or refinancing, reduced domestic consumption of Ternium’s products, decreased operating results and delays in the completion of ongoing and future capital expenditures.

Regulatory changes in Mexico could adversely impact our results of operations.

In December 2012, new labor regulations became effective in Mexico. The most relevant aspects of these regulations are a reassessment of the status of third-party workers, changes in rest periods, and an increase in the amounts of the fines and penalties applicable for violations of the existing regulations. Ternium is taking the necessary measures to comply with these new regulations, and does not expect that the adjustments to comply with the new labor regulations will result in a significant increase in Mexican labor costs. However, we are unable to estimate the potential increase in costs that will result from these new regulations at this time.

In December 2012, representatives of the three main political parties in Mexico (the Institutional Revolutionary Party (PRI), the National Action Party (PAN) and the Party of Democratic Revolution (PRD)), together with President Enrique Peña Nieto, signed the Pact for Mexico and committed to promote certain legislative reforms. These reforms will include, among others, a comprehensive fiscal reform that could potentially eliminate Ternium’s ability to perform fiscal consolidation among its Mexican subsidiaries, an energy reform platform aimed at promoting competition in the sector, and the enactment of a new mining law that could include the payment of mining rights, royalties and/or other charges. Although these reforms are expected to have an impact on Ternium’s operations, the extent of such impact cannot yet be assessed.

Violence and crime in Mexico could negatively impact Ternium’s business and operations.

In recent years there have been high incidences of violence and crime related to drug trafficking in Mexico, especially in the Monterrey areas, where our main facilities are located, and in Michoacán, where some of our mining facilities are located. Security issues could affect our day-to-day operations and could also result in an economic slowdown, reducing domestic demand for our products and thereby having an adverse effect on our business. A continued deterioration of the security situation may result in significant obstacles or additional costs to the implementation of our growth plans in Mexico, including delays in the completion of capital expenditures.

Argentina

Approximately 15% of Ternium’s consolidated net assets are located in Argentina and a significant portion of its sales are made in Argentina through our subsidiary, Siderar. Most of Siderar’s sales revenue is affected by market conditions in Argentina and changes in Argentina’s gross domestic product, or GDP, and per capita disposable income. Accordingly, Siderar’s business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Argentina.

Economic and political instability in Argentina, which resulted in a severe recession in 2002, may occur in the future, thereby adversely affecting our business, financial condition and results.

Our business and results of operations in Argentina have closely followed macroeconomic conditions. Domestic sales of Siderar were severely affected by Argentina’s recession during 2001 and 2002. While the domestic economic recovery over the 2003 – 2008 period led to a recovery of steel shipments to the Argentine domestic market, the downturn in the global economy in the last quarter of 2008 reached the Argentine economy and had a significant adverse impact on our shipments to the Argentine domestic market until their recovery beginning in the second quarter of 2009. More recently, a slowdown in economic activity in Argentina in 2012 resulted in a year-over-year decrease in steel shipments.

The Argentine economy is currently facing significant challenges. Inflation is high, as further discussed below, leading to increasing labor unrest. In addition, the economy has been affected by supply constraints and capital investment in general has declined significantly due to, among other factors, political, economic and financial uncertainties and government actions, including price and foreign exchange controls, import restrictions, export taxes, an increased level of government intervention in, or limitations to, the conduct of business in the private sector, and other measures affecting investor confidence. For example, in February 2011, the Argentine government imposed controls on the price of steel products sold in Argentina, including products sold by Siderar, and required that sales of steel products be invoiced in Argentine pesos. Although Ternium believes that price controls are illegal under Argentine law and these measures were ultimately revoked, other price controls or similar measures could be imposed in the future. Inflation and declining capital investment may affect growth and, accordingly, cause demand for our local subsidiary’s products in the domestic market to drop.

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

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Beginning in 2004, inflation indicators began showing significant year-over-year increases, signaling a trend characteristic of an inflationary economy. The pace of inflation has increased rapidly and significantly over the last few years. Since 2007 Argentina’s official inflation data published by the Instituto Nacional de Estadística y Censos, or INDEC, Argentina’s national statistics institute, have been subject to changes in calculation; following the implementation of such changes, the official inflation figures have been consistently disputed by independent economists. For example, the annual inflation rates based on consumer data published by INDEC (IPC GBA) were 7.2%, 7.7%, 10.9%, 9.5% and 10.8% for December 2008, 2009, 2010, 2011 and 2012, respectively, while private estimates, on average, refer to annual rates of inflation significantly higher than those published by INDEC.

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

Since 1992, the Argentine government has not permitted the application of an inflation adjustment on the value of fixed assets for tax purposes. As a result of the substantial devaluation of the Argentine peso against the U.S. dollar and significant inflation over the last decade, the amounts that the Argentine tax authorities permit Siderar to deduct as depreciation for its past investments in plant, property and equipment have been substantially reduced in real terms, thus creating artificial gains for tax purposes which result in higher-than-nominal effective income tax charges. In addition, provincial taxes on Siderar’s sales have increased over the last few years. If the Argentine government continues to increase the tax burden on Siderar’s operations, Ternium’s results of operations and financial condition could be adversely affected.

Argentine exchange controls could prevent Ternium from paying dividends or other amounts from cash generated by Siderar’s operations.

In the past, the Argentine government and the Argentine Central Bank introduced several rules and regulations to reduce volatility in the ARS/USD exchange rate, and implemented formal and informal restrictions on capital inflows into Argentina and capital outflows from Argentina. In addition, Siderar is currently required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into Argentine pesos at the relevant exchange rate applicable on the date of repatriation. Since the last quarter of 2011, the Argentine government tightened its controls on transactions that would represent capital outflows from Argentina, prohibiting the purchase of foreign currency for saving purposes and limiting formally or informally the ability of Argentine companies to transfer funds (including in connection with the purchase of goods or services, or the payment of interest, dividends or royalties) outside of Argentina. The existing controls, and any additional restrictions of this kind that may be imposed in the future, could expose Ternium to the risk of losses arising from fluctuations in the exchange rate or affect Ternium’s ability to finance its investments and operations in Argentina or impair Ternium’s ability to convert and transfer outside Argentina funds generated by Siderar, for example, to fund the payment of dividends or to undertake investments and other activities that require offshore payments. For additional information on Argentina’s current exchange controls and restrictions, see Item 10. “Additional Information—D. Exchange Controls.”

Restrictions on the imports of key steelmaking inputs for Siderar’s operations in Argentina could adversely affect Siderar’s production and, as a result, growth projects and negatively impact Ternium’s results of operations.

Some of Siderar’s key steelmaking inputs, including iron ore and coking coal, are imported into Argentina. The Argentine government has implemented significant import restrictions, which may affect the availability of key steelmaking inputs for our operations in Argentina. All payments on imports of goods and services must be approved by the Argentine federal tax authority and other authorities, such as the Secretary of Commerce. The authorization criteria for such imports have not been determined in the applicable regulations. Such import restrictions could delay imports and, if sustained, adversely affect our business, operations and growth projects in Argentina. In addition, they could affect Siderar’s exports from Argentina, considering that foreign countries may adopt and implement counter-measures. For additional information on current Argentina’s current exchange controls and restrictions, see Item 10. “Additional Information—D. Exchange Controls.”

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

Colombia

Ternium has manufacturing operations and assets located in Colombia and some of its sales are made in Colombia. The majority of Ternium’s revenues from its Colombian operations, therefore, are affected by market conditions in Colombia and to changes in Colombia’s GDP, and per capita disposable income. Accordingly, Ternium’s business could be adversely affected by economic, political and regulatory developments in Colombia.

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

Increased trade liberalization has reduced certain of Ternium’s imported input costs and increased Ternium’s access to many foreign markets. However, greater trade liberalization in its domestic markets is increasing competition for Ternium in such markets. In recent years, as a consequence of the global downturn, the number of antidumping and countervailing actions limiting trade has increased substantially. Accordingly, producers from certain countries find themselves excluded from certain markets and in need to find alternatives for their products. As a result, Ternium’s domestic market share could be eroded in the face of foreign imports and Ternium’s increased exports to foreign markets where import barriers have been reduced may not completely offset domestic market share losses resulting from increased foreign competition.

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

Our steelmaking and mining activities are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. International environmental requirements may vary.

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

Volatility in the price of our ADSs may be caused by factors within or outside of our control and may be unrelated or disproportionate to Ternium’s operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as announcements of transactions, investments, or changes in strategies or business plans of Ternium or its competitors, could adversely affect the trading price of our ADSs, regardless of the likely outcome of those developments. Broad market and industry factors could adversely affect the market price of our ADSs, regardless of its actual operating performance. As an example of this volatility, the price of our ADSs closed at USD45.18 on June 2, 2008, and fell to a low of USD4.55 on November 20, 2008. In 2009 and 2010, the price of our ADSs generally recovered to a high closing price of USD43.26 on January 5, 2011, but then fell to a 2011 low of USD15.54 on November 29, 2011. In 2012, the price of our ADSs was generally in the range of USD18 to USD24. See Item 9 “The Offer and Listing – A. Offer and Listing Details”.

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

Certain shareholders rights under Luxembourg law, including the right to vote, to receive dividends and distributions, to bring actions, to examine the books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. The Bank of New York Mellon, or BNY Mellon, as depositary, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs and therefore only the depositary can exercise the shareholders rights in connection with the deposited shares. For example, if we make a distribution in the form of securities, the depositary is allowed, at its discretion, to sell that right to acquire those securities on your behalf and to instead distribute the net proceeds to you. Also, under certain circumstances, such as our failure to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary. In the circumstances specified in the deposit agreement, if the depositary does not receive voting instructions from the holder of ADSs or the instructions are not in proper form, then the depositary shall deem such holder to have instructed the depositary to give, and the depositary shall give, a proxy to a person designated by the Company with respect to that amount of shares underlying such ADSs to vote that amount of shares underlying such ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote that amount of shares underlying such ADSs on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADSs.

Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors is authorized to waive, limit or suppress such preemptive subscription rights until July 15, 2015. The Company, however, may issue shares without preemptive rights only if the newly issued shares are issued:

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

Item 4. Information on the Company

Overview

Ternium is a leading steel producer in Latin America. We manufacture and process a broad range of value-added steel products, including hot-dipped galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, steel pipes and tubular products, hot-rolled coils and sheets, cold-rolled products, bars and wire rods as well as slit and cut-to-length offerings through our service centers. Our customers range from large global companies to small businesses operating in the construction, automotive, home appliances, capital goods, container, food and energy industries.

With an annual production capacity of approximately 10.8 million tons of finished steel products and 4.4 million tons of iron ore (most of which are used in our steelmaking activities), and 16,600 employees as of December 31, 2012, Ternium has steel production facilities located in Mexico, Argentina, Colombia, the southern United States, and Guatemala, iron ore mines in Mexico, and a network of service and distribution centers throughout Latin America that provide it with a strong position from which to serve its core markets. In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian flat steel market. Our proximity to local steel consuming markets as well as our commercial agreements with Usiminas enable us to differentiate from our competitors by offering valuable services to our customer base across Latin America. Our favorable access to iron ore sources and proprietary iron ore mines in Mexico provide reduced logistic costs, and our diversified steel production technology enables us to adapt to fluctuating input-cost conditions.

Ternium primarily sells its steel products in the regional markets of the Americas. Ternium provides specialized products and delivery services, mainly to customers in Mexico, Argentina, Colombia and various Central American countries, through its network of manufacturing facilities and service centers. We believe that Ternium is the leading supplier of flat steel products in Mexico and Argentina, a significant supplier of steel products in Colombia and in various other countries in Latin America, and a competitive player in the international steel market for steel products. Through its network of commercial offices in several countries in Latin America, the United States and Spain, Ternium maintains an international presence that allows it to reach customers outside its local markets, achieve improved effectiveness in the supply of its products and in the procurement of semi-finished steel, and maintain a fluid commercial relationship with its customers by providing continuous services and assistance.

In 2012, 52% of Ternium’s net sales of steel products were made to Mexico, 32% to the Southern Region (which is comprised of sales to customers in Argentina, Bolivia, Chile, Paraguay and Uruguay), and 16% to other markets (including major shipment destinations, such as Colombia, the United States and Central America, as well as other international destinations). In 2012, Ternium’s net sales were USD8.6 billion, operating profit was USD915.9 million, and net income attributable to equity holders was USD139.2 million.

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

Ternium

Ternium’s origins began in September 1961 with the founding of Propulsora Siderúrgica, or Propulsora, by San Faustin’s predecessor in Argentina. Propulsora began its operations as a producer of cold-rolled coils in December 1969 and in the early 1990s began to evolve through a series of strategic investments aimed at transforming Propulsora into an integrated steel producer. In 1993, Propulsora merged with Aceros Parana (a company formed by the Argentine government in connection with the privatization of Somisa, at that time the main integrated producer of flat steel in Argentina) and three other affiliated steel industry companies. After the merger, Propulsora changed its name to Siderar S.A.I.C. San Faustin held a controlling interest in Siderar, with the remainder being held mainly by Usiminas, certain former employees of Somisa, and the public.

In December 1997, a consortium formed by San Faustin, Siderar, Usiminas, Hylsamex and Sivensa won the bid in the privatization of a controlling interest in Sidor, the largest steel company in the Andean Community.

As part of a multiple-step corporate reorganization in 2005, San Faustin reorganized its investments in steel manufacturing, processing and distribution businesses by contributing its controlling interests in Siderar, Sidor and Ternium Internacional to the Company, and Usiminas and Sivensa exchanged their interests in Siderar and Sidor for shares of the Company. In 2005, we acquired, together with Siderar, an indirect 99.3% interest in the Mexican company Hylsamex and its subsidiaries.

On January 11, 2006, the Company launched an initial public offering of 24,844,720 ADSs, each representing 10 shares of the Company, in the United States, and subsequently granted the underwriters of the Company’s initial public offering an option to purchase up to 3,726,708 additional ADSs to cover over-allotments in the sale of the ADSs.

On December 28, 2006, we acquired an additional 4.85% interest in Siderar from CVRD Internacional S.A, thereby increasing our ownership in Siderar to 60.93%.

On April 29, 2007, the Company entered into an agreement with Grupo Imsa and Grupo Imsa’s controlling shareholders pursuant to which Grupo Imsa came under our control on July 26, 2007. Under the agreement, the Company, through a wholly owned subsidiary, made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa, which resulted in the acquisition of 25,133,856 shares, representing 9.3% of the issued and outstanding capital of Grupo Imsa. Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital, were redeemed for cash pursuant to a capital reduction effected at the same price per share. Following this capital reduction, we became the sole shareholder of Grupo Imsa.

In 2007, Grupo Imsa was renamed Ternium Mexico and, effective March 31, 2008, Hylsamex merged with and into Ternium Mexico. In connection with this merger, Siderar became a shareholder of Ternium Mexico with a 28.7% interest.

On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation. On May 11, 2008, the President of Venezuela issued Decree Law 6058 ordering that Sidor and its subsidiaries and associated companies were transformed into state-owned enterprises (“empresas del Estado”), with Venezuela owning not less than 60% of their share capital. On May 7, 2009, Ternium completed the transfer of its entire 59.7% interest in Sidor to Corporación Venezolana de Guayana, or CVG, a Venezuelan state-owned entity. For more information on the Sidor nationalization process, see note 27 to our audited consolidated financial statements included elsewhere in this annual report.

On August 25, 2010, Ternium completed the acquisition of a 54% ownership interest in Ferrasa. Ferrasa has a 100% ownership interest in Siderúrgica de Caldas S.A.S., Figuraciones S.A.S. and Perfilamos del Cauca S.A.S., all of which are also Colombian companies. Ternium also acquired a 54% ownership interest in Ferrasa Panama. Ferrasa Panama is a long steel products processor and distributor based in Panama. Through these investments Ternium expanded its business and commercial presence in Colombia as well as in Central America.

On October 4, 2010, Ternium and Nippon Steel signed a definitive agreement to form a company in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. The company, Tenigal, was established in November 2010 with Ternium and Nippon Steel holding 51% and 49% participations, respectively. Tenigal began work on the construction of a hot dip galvanizing plant in the vicinity of Monterrey City, Mexico, which is expected to commence production of high grade and high quality galvanized and galvannealed automotive steel sheets, including outer panel and high strength qualities, in 2013. For more information on the Tenigal project, see note 29 to our audited consolidated financial statements included elsewhere in this annual report.

On January 16, 2012, Ternium Investments, Siderar and its wholly-owned subsidiary Prosid Investments S.C.A., and Confab Industrial, a subsidiary of Tenaris, or TenarisConfab, joined Usiminas’ existing control group through the acquisition of 84.7, 30.0 , and 25.0 million ordinary shares, respectively, and formed the so called T/T Group. Ternium Investments, Siderar (and Prosid) and TenarisConfab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Previdência, Usiminas’ employee pension fund, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group. Ternium holds 35.6% of the voting rights within the control group and 22.7% of Usiminas’ ordinary shares, and has a participation in Usiminas’ results of 11.3%. Usiminas is a leading steel company in the Brazilian flat steel market. For further information on the Usiminas transaction, see note 3 to our audited consolidated financial statements included elsewhere in this annual report.

For information on Ternium’s capital expenditures, see “B. Business Overview—Capital Expenditure Program.”

B.	Business Overview

Our Business Strategy

Our main strategic objective is to enhance shareholder value by strengthening Ternium’s position as a competitive producer of steel products, in a manner consistent with minority shareholders’ rights, while further consolidating Ternium’s position as a leading steel producer in Latin America and a strong competitor in the Americas. The main elements of this strategy are:

•

Focus on higher margin value-added products. We intend to continue to shift Ternium’s sales mix towards higher margin value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time delivery and inventory management. In this regard, the cold-rolling and hot-dipped galvanizing mills being built in Pesquería, in the vicinity of Monterrey City, which are expected to commence production in the third quarter of 2013, will allow Ternium to increase its offering of cold-rolled and galvanized products to meet the demanding requirements of our industrial customers in Mexico, and the vacuum degassing station planned at Siderar’s facility in San Nicolás will allow Ternium to increase production of specialty steels targeting the automotive industry;

•

Pursue strategic growth opportunities. We have a history of strategically growing our businesses through acquisitions and joint ventures. In addition to strongly pursuing organic growth, we intend to identify and actively pursue growth-enhancing strategic opportunities to consolidate Ternium’s presence in its main markets and expand it to the rest of Latin America, increase its upstream integration, expand its offerings of value-added products, increase its steel production, and increase its distribution capabilities. For a description of some of the risks associated with Ternium’s growth strategy, see Item 3. “Key Information—D. Risk Factors—Risks Relating to our Business—Recent and future acquisitions, green-field projects, significant investments and strategic alliances could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.”;

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

•

Maximize the benefits arising from Ternium’s broad distribution network. We intend to maximize the benefits arising from Ternium’s broad network of distribution, sales and marketing services to reach customers in major steel markets with a comprehensive range of value-added products and services and to continue to expand its customer base and improve its product mix; and

•

Enhance Ternium’s position as a competitive steel producer. We are focused on improving utilization levels of our plants, increasing efficiency and further reducing production costs from levels that we already consider to be among the most competitive in the steel industry through, among other measures, capital investments and further integration of our facilities.

Our Products

The Ternium companies produce mainly finished and semi-finished steel products and iron ore, which are sold either directly to steel manufacturers, steel processors or end-users, after different value-adding processes.

In the steel segment, steel products include slabs, billets and round bars (steel in its basic, semi-finished state), hot-rolled coils and sheets, bars and stirrups, wire rods, cold-rolled coils and sheets, tin plate, hot dipped galvanized and electrogalvanized sheets and pre-painted sheets, steel pipes and tubular products, beams, roll formed products, and other products. Galvanized and pre-painted sheets can be further processed into a variety of corrugated sheets, trapezoidal sheets and other tailor-made products to serve Ternium’s customer requirements.

In the mining segment, iron ore is sold as concentrates (fines) and pellets.

Steel products

Slabs, billets and round bars: these products are semi-finished steel forms with dimensions suitable for its processing into specific product types. Slabs are processed into hot-rolled flat products. The use of slabs is determined by their dimensions and by their chemical and metallurgical characteristics. Billets are processed into long steel products, such as wire rods, bars and other shapes. Round bars are processed into seamless tubes.

Hot-rolled products: hot-rolled flat products are used by a variety of industrial consumers in applications such as the manufacturing of wheels, auto parts, pipes, gas cylinders and containers. They are also directly used for the construction of buildings, bridges and railroad cars, and for the chassis of trucks and automobiles. Hot-rolled flat products can be supplied as coils or as sheets cut to a specific length. These products also serve as inputs for the production of cold-rolled products. Merchant bars include specific shape features, such as rounds, flats, angles, squares and channels, which are used by customers to manufacture a wide variety of products such as furniture, stair railings and farm equipment. Reinforcing bars (rebars) and stirrups, obtained from the mechanical transformation of rebars, are used to strengthen concrete highways, bridges and buildings. Rods are commonly drawn into wire products or used to make bolts and nails. Wire rod can be produced in different qualities according to customers’ demands.

Cold-rolled products: cold-rolled products are applied mainly to the automotive, home appliance and capital goods industries, as well as to galvanizers, drummers, distributors and service centers. Cold-rolled coils are sold as coils or cut into sheets or blanks to meet customers’ needs. These products also serve as inputs for the production of coated products.

Coated products: tinplate, given its resistance to corrosion and its mechanical and chemical characteristics, is mainly sold to the packaging industry for food canning, sprays and paint containers. Tin plate is produced by coating cold-rolled coils with a layer of tin. Galvanized sheets are produced by adding a layer of zinc to cold-rolled coils, which are afterwards cut into sheets. Galvanized sheets are used in the automotive, construction and home appliances industries. Galvanized coils can also be further processed with a color coating to produce pre-painted sheets, resulting in a product that is mainly sold for building coverings, manufacturing of ceiling systems, panels, air conditioning ducts, refrigerators, air conditioners, washing machines and several other uses. Ternium also offers, under the trademark Zintroalum in Mexico and Cincalum in Argentina, a distinctive type of galvanized product with coating composition that contains approximately 55% aluminum and 44% zinc to improve product performance for the construction industry, including rural, industrial and marine sites.

Roll-formed and tubular products: these products include tubes for general use, structural tubes, tubes for mechanical applications, conduction tubes, conduction electrical tubes and oil tubes. Tubular products, uncoated or galvanized, have applications in several sectors including home accessories, furniture, scaffolding, automotive, bicycles, hospital equipment, posts for wire mesh garden and poultry tools, handrails, guard-rails, agricultural machinery, industrial equipment, conduction of water, air, gas, oil, high-pressure liquids and special fluids and internal building electrical installations. Beams, including C and Z section steel profiles (purlings) and tubular section beams, are obtained by roll-forming of steel strips and have applications in window frames, stilts, mainstays, crossbeams, building structures, supports, guides and crossbars for installing windows, doors, frames and boards. Other products include insulated panels, roofing and cladding, roof tiles and steel decks. Obtained from the mechanical transformation of flat steel, uncoated, galvanized or pre-painted, these products are used mainly in the construction industry in warehouses, commercial and industrial refrigeration installations, grain storage, poultry and porcine confinement facilities, roofing and side walls for buildings, and terraces and mezzanine floorings.

Other steel products: these products include pre-engineered metal building systems, which are steel construction systems designed for use in low-rise non-residential buildings, and are constructed from the mechanical transformation of flat steel such as frames, secondary steel members, roofs and walls panels, as well as finishing and accessories,; and pig iron, a semifinished product obtained in the blast furnace that is mostly used as metallic charge in the steel shop for the production of crude steel, and also marketed to other steel producers and to manufacturers of iron-based cast products.

Within each of the basic product categories, there is a range of different “items” of varying qualities and prices that are produced either to meet the particular requirements of end users or sold as commodity items.

Iron ore

Concentrates (fines) and pellets: these products are raw materials used for the production of steel. Iron ore concentrates are iron ore fines with high iron content. Iron ore pellets are produced from iron ore concentrates. Ternium ships most of the pellets to its own steel manufacturing operations and it also markets the surplus portion of its iron ore pellets and concentrates to other steel manufacturers.

Production Facilities and Processes

Ternium has steel production facilities, service centers, distribution centers, or DCs, and mining operations in Mexico, steel production facilities and service centers in the Southern Region, and steel production facilities, service centers and DCs in other markets, specifically Colombia, the United States and Central America.

Ternium’s aggregate production capacity of finished steel products as of December 31, 2012, calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process, was approximately 10.8 million tons, of which 7.3 million tons correspond to facilities located in Mexico, 2.7 million tons correspond to facilities located in the Southern Region and 0.8 million tons correspond to facilities located in other markets. Ternium’s aggregate production capacity of iron ore products as of December 31, 2012, was 4.4 million tons. Such iron ore products are mainly sold inter-company for the production of steel products by our steel segment.

Steel production facilities, service centers and distribution centers

The assets described in this section are owned by Ternium’s operating subsidiaries. The following table provides an overview, by type of asset, of Ternium’s production capacity as of December 31, 2012:

Production asset	Quantity	Capacity (thousand tons per year) [1]
		Mexico	Argentina	Other	Total
Coke Plant	4		1,030		1,030
Sinter Plant	1		1,490		1,490
Direct Reduced Iron Plant	3	2,700			2,700
Blast Furnace	2		3,890		3,890
Electric Arc Furnace	5	4,040		170	4,210
Basic Oxygen Furnace	3		5,000		5,000
Thin Slab Continuous Caster	1	2,320			2,320
Slab Continuous Caster	1		2,890		2,890
Billet Continuous Caster	3	1,640		160	1,800
Slab – Rolling Mill	4	6,000	2,780		8,780
Skin - Pass Mill	4	2,400	940		3,340
Billet – Rolling Mill	4	1,080		180	1,260
Pickling Line	8	3,870	1,790		5,660
Cold-Rolling Mill (Tandem or Reversing)	9	2,480	1,840		4,320
Electrolytic Cleaning	4	1,300	200		1,500
Annealing Line	4	1,240	1,240		2,480
Temper Mill	6	1,510	1,820		3,330
Tension-Leveling / Inspection Line	7	830	1,010		1,840
Electro-tinplating line	1		150		150
Hot Dip Galvanizing Line	12	1,440	610	420	2,470
Electro-Galvanizing Line	1		120		120
Color - Coating Line	8	660	110	180	950
Slitter	34	1,880	350	350	2,580
Cut to length	36	580	870	150	1,600
Roll forming Line	36	540	410	250	1,200
Panel Line	4	80			80
Profile Line	16	200		80	280
Tube Line	23	470	160	50	680
Structural beams Lines	1			60	60
Wire drawing Lines	15			110	110
Wire Mesh Lines	2			30	30
Rebar Processing Lines[2]	35			150	150

[1]

In this annual report annual production capacity is calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

[2]	Includes shears, straighteners, stirrup benders and shaping centers.

Mexico. Ternium has eleven steel production and/or processing units in Mexico, consisting of three integrated steel-making plants (two of which produce long steel products and one of which produces flat steel products and includes two steel service centers), four downstream flat steel processing plants, combining hot-rolling, cold-rolling and/or coating facilities (two of which include steel service centers), and four steel service centers. In addition, Ternium has eleven distribution centers in this region, aimed at serving customers mainly in the construction sector.

The following table sets forth key items of information regarding Ternium’s principal production locations and production units:

Unit	Country	Type of Plant				Location
		Integrated	Downstream	Service Center	Distribution Center
Guerrero[1]	Mexico	X		X		San Nicolás d.l.G., Nuevo León
Norte[2]	Mexico	X				Apodaca, Nuevo León
Puebla[3]	Mexico	X				Puebla, Puebla
Juventud[4]	Mexico		X	X		San Nicolás d.l.G., Nuevo León
Churubusco[5]	Mexico		X	X		Monterrey, Nuevo León
Monclova[6]	Mexico		X			Monclova, Coahuila
Universidad[7]	Mexico		X			San Nicolás d.l.G., Nuevo León
Apodaca Industrial[8]	Mexico			X		Apodaca, Nuevo León
Apodaca Comercial[9]	Mexico			X		Apodaca, Nuevo León
Varco-Pruden[10]	Mexico			X		Ciénaga de Flores, Nuevo León
San Luis[11]	Mexico			X		San Luis, San Luis Potosí
DC Chihuahua	Mexico				X	Chihuahua, Chihuahua
DC BC	Mexico				X	Tijuana, Baja California
DC Norte	Mexico				X	Monterrey, Nuevo León
DC MTY	Mexico				X	Monterrey, Nuevo León
DC Puebla	Mexico				X	Puebla, Puebla
DC Guadalajara	Mexico				X	Guadalajara, Jalisco
DC Mexico	Mexico				X	Tultitlán, Estado De México
DC Culiacán	Mexico				X	Culiacán, Sinaloa
DC Veracruz	Mexico				X	Veracruz, Veracruz
DC Mérida	Mexico				X	Mérida, Yucatán
DC Tuxtla	Mexico				X	Tuxtla Gtz, Chiapas

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
[3]

The Puebla unit in Puebla, Mexico, produces rebar, wire rod and round bar mainly for the construction and industrial sectors, including high-carbon, low-carbon and micro-alloyed wire rod. It is an integrated facility based on DRI and mini-mill steelmaking technologies that uses iron ore pellets and steel scrap as main raw materials. The facility sources all of the iron ore from Ternium Mexico’s mining operations and the electricity and natural gas from the Mexican grid. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other Inputs.”

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

[6]

The Monclova unit in Coahuila, Mexico, produces galvanized and color coated sheets for the home appliance industry. This plant processes cold-rolled coils mainly received from AHMSA and from Ternium Mexico’s units in Nuevo León.

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

On October 4, 2010, Ternium and Nippon Steel signed a definitive agreement to form a company in Mexico for the manufacturing and sale of high-grade and high-quality hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market, including outer-panel and high-strength qualities. The company, Tenigal, was established in November 2010 with Ternium and Nippon Steel holding 51% and 49% participations, respectively. Tenigal began work for the construction of a hot-dip galvanizing plant in the vicinity of Monterrey City (equivalent to the state-of-the art equipment now in operation at Nippon Steel’s steelworks in Japan), which will manufacture high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities. The total required investment will be approximately USD350 million and the expected production capacity of the new galvanizing facility is

400,000 metric tons per year. Ternium expects to commence production in the third quarter of 2013. Tenigal is expected to serve the requirements of the growing automotive industry in Mexico, including those of the Japanese car makers. In addition, Ternium Mexico is building a new cold-rolling facility, including new pickling, cold-rolling, annealing and tempering lines at the same site, which is also expected to commence production in the third quarter of 2013. Part of the output from these lines will be used to supply the Tenigal plant. For more information on the Tenigal project, see note 29 to our audited consolidated financial statements included elsewhere in this annual report.

Southern Region. Ternium has nine steel production and/or processing units in this region, located in Argentina, consisting of one integrated flat steel-making plant, four downstream flat steel processing plants, comprising cold-rolling, coating or tube making facilities (three of which include steel service centers), and four steel service centers.

The following table set forth key items of information regarding Ternium’s principal production locations and production units:

Unit	Country	Type of Plant				Location
		Integrated	Downstream	Service Center	Distribution Center
San Nicolás[12]	Argentina	X				Ramallo, Buenos Aires
Canning[13]	Argentina		X	X		Canning, Buenos Aires
Haedo[13]	Argentina		X	X		Haedo, Buenos Aires
Florencio Varela[14]	Argentina		X	X		Florencio Varela, Buenos Aires
Ensenada[15]	Argentina		X			Ensenada, Buenos Aires
Rosario[16]	Argentina			X		Rosario, Santa Fe
San Luis[16]	Argentina			X		San Luis, San Luis
Serviacero III[17]	Argentina			X		Ramallo, Buenos Aires
Sidercrom[18]	Argentina			X		Ramallo, Buenos Aires

[12]

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

[13]

The Canning and Haedo units in the Province of Buenos Aires, Argentina, produce galvanized sheets, slitted and roll-formed products and profiles for the construction and home appliance sectors. In addition, the Canning facility produces color coated sheets for such markets. Both plants process cold-rolled coils received from Siderar’s San Nicolás and Ensenada units.

[14]

The Florencio Varela unit in the Province of Buenos Aires, Argentina, produces electrogalvanized sheets, blanks and slitted products for the automotive, construction and other industries. This plant processes cold-rolled coils received from Siderar’s San Nicolás and Ensenada units.

[15]

The Ensenada unit in the Province of Buenos Aires, Argentina, produces cold-rolled coils for the construction and industrial sectors and for further processing in Siderar’s own facilities. This plant processes hot-rolled coils received from Siderar’s San Nicolás unit.

[16]

The Rosario unit in the Province of Santa Fe, Argentina, and the San Luis unit in the Province of San Luis, Argentina, are steel service centers that produce tubes for the construction industry. These plants process hot-rolled coils received from Siderar’s San Nicolás unit.

[17]

The Serviacero III unit in the Province of Buenos Aires, Argentina, is a steel service center that produces cut-to-length products for the construction and industrial sectors. This plant processes hot-rolled coils received from Siderar’s San Nicolás unit.

[18]

The Sidercrom unit in the Province of Buenos Aires, Argentina, is a steel service center that produces cut-to-length and slitted products for the packaging sector. This plant processes tinplate coils received from Siderar’s San Nicolás unit.

Other Markets. Ternium has sixteen steel production and/or processing units in Colombia, Central America and the United States, consisting of one integrated long steel-making plant, two downstream flat steel processing plants, comprising coating facilities (one of which includes a steel service center), and thirteen steel service centers. In addition, Ternium has four steel retail distribution centers aimed at serving customers mainly in the construction sector.

The following table set forth key items of information regarding Ternium’s principal production locations and production units:

Unit	Country	Type of Plant				Location
		Integrated	Downstream	Service Center	Distribution Center
Shreveport[19]	USA		X			Shreveport, Louisiana
Manizales Acasa[20]	Colombia	X				Manizales, Caldas
Barranquilla[21]	Colombia			X		Malambo, Atlántico
Itaguí[22]	Colombia			X		Itaguí, Antioquía
Cali Perfilamos[23]	Colombia			X		Puerto Tejada, Cauca
Medellín[24]	Colombia			X		Medellín, Antioquía
Bogotá[24]	Colombia			X		Bogotá, Cundinamarca
Cali Ferrasa[24]	Colombia			X		Cali, Valle del Cauca
Montería[24]	Colombia			X		Montería, Córdoba
Manizales Ferrasa[24]	Colombia			X		Manizales, Caldas
Villa Nueva[25]	Guatemala		X	X		Villa Nueva, Guatemala
DC Norte	Guatemala				X	Guatemala, Guatemala
DC Occidente	Guatemala				X	Mazatenango, Suchitepéquez
Tegucigalpa[26]	Honduras			X		San Pedro Sula, Cortés
DC Tegucigalpa	Honduras				X	Tegucigalpa, Distrito Central
San Salvador[26]	El Salvador			X		San Salvador, San Salvador
DC San Miguel	El Salvador				X	San Miguel, San Miguel
Managua[26]	Nicaragua			X		Managua, Managua
Heredia[27]	Costa Rica			X		Heredia, Heredia
Panamá[24]	Panama			X		Panama, Panama

[19]	The Shreveport unit in Louisiana, US, produces galvanized and color coated sheets. It processes cold-rolled coils procured in the international markets.
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

[23]

The Cali Perfilamos unit in Cauca, Colombia, is a steel service center that produces profiles, tubes and structural beams for the construction industry. This plant processes hot-rolled and cold-rolled coils received mainly from Ternium Mexico’s units in Nuevo León and purchased in the international markets.

[24]

The Medellín unit in Antioquía, Colombia, the Bogotá unit in Cundinamarca, Colombia, the Cali Ferrasa unit in Valle del Cauca, Colombia, the Montería unit in Córdoba, Colombia, the Manizales Ferrasa unit in Caldas, Colombia and the Panamá unit in Panama, Panama, are steel services centers that produce customized rebar-based products for the construction industry. These plants process rebar received from Ferrasa’s Manizales unit and rebar purchased in the international markets.

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

Mining Production Facilities

Ternium has iron ore production facilities in Mexico. We have a 100% interest in Las Encinas, and a 50% interest in Consorcio Peña Colorada, and conduct our mining activities through these companies. Most of our iron ore production is consumed internally and small quantities are sold to third parites. The following table provides an overview of Ternium’s active mining operations:

Company	Location	Type of Mine
Las Encinas	Aquila, Michoacán	Open pit
Consorcio Peña Colorada	Minatitlán, Colima	Open pit

In addition, Las Encinas owns two other mines, El Encino and Cerro Nahuatl, which are substantially exhausted.

The following table provides an overview, by type of facility, of Ternium’s production capacity:

Production facility	Las Encinas		Consorcio Peña Colorada(1)
	Quantity	Capacity(2)	Quantity	Capacity(2)
Crushing Plant	2	5,300	1	11,000
Concentration Plant	1	2,100	1	4,500
Pelletizing Line	1	1,900	2	4,100

(1)	Figures correspond to total capacity. Ternium has a 50% interest in Consorcio Peña Colorada.
(2)	In thousands of tons per year. Crushing capacity for Las Encinas includes crushing lines located in Aquila and in El Encino.

Las Encinas

Las Encinas produces iron ore pellets and magnetite concentrate. At present, Las Encinas operates the Aquila open pit mine located in Michoacán, Mexico. In addition, Las Encinas intends to start operations at El Chilillo, a small open pit mine in Pihuamo, Jalisco, Mexico, expected to be fully operational during 2013 and to last for two to three years until exhaustion.

The Las Encinas facilities include two crushing plants (located close to each of the Aquila and El Encino mines), and a concentration and pelletizing plant located in Alzada, Colima, Mexico, approximately 160 kilometers from Aquila. Its major processing facilities (crushing, concentration and pelletizing facilities) include two primary crushers and a dry cobbing plant in Aquila, and horizontal and vertical ball mills and several stages of magnetic separation in Alzada. The iron ore pre-concentrate is transported from Aquila to a transfer station at Tecoman, Colima by truck and from Tecoman to Alzada by rail and truck for processing in the concentration plant. From time to time, Las Encinas purchases and receives, at its crusher facility in El Encino, magnetite iron ore from other local sources. The crushed iron ore is transported from El Encino to Alzada by cableway for processing in the concentration plant. The iron ore pellets produced in Alzada are transported by rail to Ternium Mexico’s integrated facilities in Monterrey and Puebla, Mexico. The Aquila and El Encino operations and the Alzada facilities receive electrical power from the Comisión Federal de Electricidad, or CFE, the Mexican state-owned electric utility.

Active mines

At the Aquila site, Las Encinas holds mining rights over 76 hectares. The Aquila operations (including an open pit mine and crushing facilities) stand on 383 hectares, which are leased to Las Encinas by the local community of San Miguel de Aquila. The lease agreement allows Las Encinas to perform all mining activities necessary to exploit the ore located in the 76 hectares granted to Las Encinas by the Mexican federal authorities until the permanent closure of the mine. Las Encinas has operated this mine since 1998.

Aquila is a mine composed predominantly of magnetite with a hematite roof and sulphides and silicates gangue. The form of mineralization is massive and disseminated (mineralized hornfels, endoeskarn), with mineralized gaps. The mine site is hosted along a large failure line and between the contact of an intrusive diorite and limestone, and the shape of the deposit is slightly amorphous crossed by a countless number of dams and mainly controlled by geological structures.

Mines under exploration

In late 2012, Las Encinas resolved to initiate mining activities at the El Chilillo mine during 2013. The El Chilillo is a magmatic injection deposit. It is a north-south oriented body with average 400 meters length, 150 meters width and 25 meters thick, with a lens-shaped body of massive magnetic ore, partially oxidized in and close to surfacing areas. Gang ores associated with the iron ore are pyrite, quartz and apatite. It is surrounded mainly by andesite and andesitic rocks above and below the body, and to a lower proportion by limestone that is also founded at lens-shaped internal bodies. The entire mineralized zone is crossed by monzonitic-composed dykes. At present, all environmental permits required have been obtained, relevant agreements with third parties are being negotiated, and Ternium is continuing to perform studies necessary to proceed with the exploitation of the mine. We expect that the start-up of the El Chilillo operations will not require significant additional investments. When fully operational, the El Chilillo mine is expected to be productive for up to three years. At the El Chilillo site, Las Encinas holds mining rights over 63 hectares. Las Encinas operations at that site stand on 21 hectares under a lease agreement expiring in 2015. El Chilillo is located in Pihuamo, Jalisco, Mexico, 35 kms away from El Encino. Iron ore extracted from El Chilillo is expected to be transported by truck to El Encino to be crushed before being transported to the Alzada pelletizing plant.

In the future, Las Encinas may continue pursuing the exploration or development of small to midsize deposits similar to El Chillillo, as a way to diversify its sources of iron ore and to make good use of its mining rights in the region.

Las Encinas holds mining rights over other areas scattered throughout Michoacán, Jalisco and Colima, Mexico. In the past five years, Las Encinas has conducted exploration activities mainly in Michoacán and Jalisco. As a result, Las Encinas launched a number of studies in Sierra del Alo, Jalisco, and identified sufficient iron ore resources to support the exploration of a new mining operation in that area. Ternium, however, has not made any decision in respect of the Sierra del Alo project. Any such decision may be subject, among other considerations, to Ternium’s decision to expand its steel production capacity in Mexico and consequently increase its requirements for iron ore.

Exhausted mines

The El Encino open pit and underground mine was operated until 2011. The El Encino core reserves were exhausted and the mine’s operations have been suspended. Ternium is currently performing the necessary studies to proceed with its permanent closure, but no date for such closure has been scheduled. The crushing and transfer facilities at El Encino are still in operation and will continue active to receive, process and transfer to the Alzada pelletizing plant iron ore that Las Encinas buys from time to time from other local sources in small quantities, and is also expected to process iron ore from El Chilillo’s operations.

The Cerro Nahuatl open pit mine located in Colima, Mexico, operated until 2008. The Cerro Nahuatl core reserves were exhausted in 2011 and the mine’s operation has been suspended. Ternium is currently performing the necessary studies to proceed with its permanent closure, but no date for such closure has been scheduled.

Consorcio Peña Colorada

Consorcio Peña Colorada produces iron ore pellets and magnetite concentrate. Consorcio Peña Colorada is a company owned 50% by Ternium and 50% by ArcelorMittal. Consorcio Peña Colorada operates an open pit mine as well as a concentrating facility and a two-line pelletizing facility. Consorcio Peña Colorada owns part of the property where its mine and processing facilities stand, and leases 1,200 hectares adjacent to mine that are used to deposit material removed as part of the regular short term and long term mining plan.

Peña Colorada has operated since 1974. Consorcio Peña Colorada holds mining rights over 39,813 hectares. The Peña Colorada mine is a complex polyphase iron ore deposit. Several magmatic and hydrothermal events produced iron mineralization, garnet-rich rocks (granatites) as skarns or skarnoids, and late dikes and faults that crosscut the mineralized bodies. The main mineralization events are a massive ore body, a disseminated ore body, a layered barren exoskarn/skarnoid, a polymictic breccia, mineralized conglomerates and late andesitic dikes.

The concentration plant is located at the mine in Minatitlán, Jalisco, Mexico, and the pelletizing plant is located near the Manzanillo seaport on the Pacific coast in Colima, Mexico, 50 kilometers from Minatitlán. Consorcio Peña Colorada’s major processing facilities include a primary crusher, a dry cobbing plant, one autogenous mill, horizontal and vertical ball mills, several stages of magnetic separation and two pelletizing lines. The concentrate is sent as a pulp through a pipeline from the mine and mineral processing plant in Minatitlán to the pelletizing plant in Manzanillo. The Peña Colorada mine and the pelletizing plant receive electrical power from the CFE.

Effective as of January 2013, Ternium and Consorcio Peña Colorada entered into a new agreement for the allocation of its production. Under the new arrangement, Consorcio Peña Colorada is required to sell half of the mine’s production to Ternium. See Item 4. “Information on the Company—B. Business Overview—Raw Materials, Energy and Other Inputs—Mexico—Iron Ore.” Iron ore concentrate and pellets sold to Ternium are shipped by rail from the mine to Ternium’s facilities in Mexico or exported.

Due to the reduction in the ferrous content of its ore deposits, Consorcio Peña Colorada is currently assessing the investments required to increase the processing capacity of its crushing or grinding facilities to sustain current pellet production levels.

Iron ore reserves

The table below details Ternium’s estimated proven and probable iron ore reserves as of December 31, 2012. The classification of the iron ore reserve estimates as proven or probable is based on drill hole spacing and reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit. Reserves are reported as Run of Mine (ROM). Tonnage is reported on a wet metric tons basis.

	Iron ore proven and probable reserves as of December 31, 2012 (1)
	Proven		Probable		Total
	Million of Tons	% Fe	Million of Tons	% Fe	Million of Tons	% Fe
Las Encinas (2)	28	41.0	—	—	28	41
Peña Colorada (3)	127	24	133	23	260	24

(1)	In Peña Colorada, proven iron ore reserve estimates are based on drill hole spacing ranging from 25m x 25m to 100m x 100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x 50m to 300m x 300m. In Las Encinas, drill hole spacing may be more distanced.
(2)	Includes exclusively the Aquila mine.
(3)	Reported figures represent the total reserves at Peña Colorada mine. Ternium has a 50% interest in Consorcio Peña Colorada.

The table below provides additional information on iron ore production and average estimated mine life.

Operations/Projects	% Ownership	In Operation Since	2012 Run of Mine Production (Million tons)	2012 Saleable Production (Million tons)(1)	Estimated Mine Life (Years)(2)
Las Encinas (3)	100	1970	2.9	1.9	7
Consorcio Peña Colorada(4)	50	1974	8.4	4.5	18

(1)	Saleable production is constituted of a mix of direct shipped ore (DSO), concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%.
(2)	Mine life is derived from the life of mine plans and corresponds to the duration of the mine production scheduled from ore reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not necessarily the total reserve tonnage divided by the 2012 production.

(3)	Includes exclusively the Aquila mine.
(4)	Reported figures represent the total production of Consorcio Peña Colorada, in which Ternium has a 50% interest.

The estimates of proven and probable ore reserves at our mines and the estimates of the mine life included in this annual report have been prepared by Ternium’s experienced engineers and geologists. Ternium has not commissioned an independent verification of the methods and procedures used to determine reserves, nor has it commissioned independent audits on iron ore reserve estimates.

The reserve calculations were prepared in compliance with the requirements of SEC Industry Guide 7, under which:

•	Reserves are the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

•

Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

•

Probable reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash-forward looking basis. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Ore reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see “Item 3D—Risk Factors—Risks to our mining activities—Our reserve estimates may differ materially from mineral quantities that we may be able to actually recover, or our estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine in the future or cause us to revise our reserve estimates.”

Our mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all ore reserves on the leased properties to be mined in accordance with current production schedules. Our ore reserves may include areas where some additional approvals remain outstanding but where, based on the technical investigations we carry out as part of our mine planning process and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the timeframe required by the current life of mine schedule.

Property, Plants and Equipment

The table below details Ternium’s mining segment property, plant and equipment value as of December 31, 2012.

In millions of U.S. dollars	Property, Plant and Equipment (PPE)
Las Encinas	134.8
Consorcio Peña Colorada (1)	163.2

(1)	Consorcio Peña Colorada’s financial statements are not consolidated into Ternium’s. We account for our interest in Consorcio Peña Colorada under the equity method.

Production process

Ternium specializes in manufacturing and processing finished steel products. In addition, Ternium extracts and processes iron ore.

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

After crushing, the ore goes through several grinding and concentration stages. Grinding reduces the size and changes the shape of the ore while concentration, through magnetic drums, separates the iron from the sterile material to obtain an iron ore concentrate with high iron content. This process is carried out using water as an auxiliary element. Excess water is afterwards eliminated through a filtering process, leaving only the necessary humidity for the formation of pellets using pelletizing disks. Pellets are separated according to their size and are then hardened in ovens and shipped to the steel producing facilities.

Steel production. Ternium produces semi-finished steel in the form of thin slabs, slabs, billets and round bars through the electric arc furnace and the blast furnace methods.

Under the electric arc furnace method, which is used in Mexico and Colombia, the iron metal charge is heated with other elements to obtain molten steel. The molten steel is then cast, using the continuous casting method, into billets and thin slabs. The iron metal charge in the Norte and Manizales plants is steel scrap, and the iron metal charge in the Monterrey and Puebla plants is a mix of DRI and steel scrap. The DRI results from the conversion of pellets in the DRI modules. One of Monterrey’s DRI plants includes Hytemp ® technology, which permits the hot discharge of the DRI to the electric arc furnace, generating significant energy savings and improving productivity.

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

Steel processing. Semi-finished steel is then processed into finished products using hot-rolling, cold-rolling, coating, tubing, paneling, slitting and cut-to-length facilities among other processes. Ternium purchases semi-finished steel in the marketplace in the form of slabs, as its steel processing capacity in Mexico is higher than its steel-making capacity in the country. It may purchase hot-rolled and cold-rolled coils as well for further processing in its lines.

Thin-slabs, slabs and billets are processed in the hot-rolling mills in Mexico, Argentina and Colombia to obtain hot-rolled products using different technologies. In the case of flat products, hot-rolled coils are obtained from thin or conventional slabs. Thin slab hot-rolling, a technology Ternium uses only in Mexico, requires less energy than conventional slab hot-rolling, as it does not require a roughing section at the mill and does not need to be reheated from room temperature to reach rolling temperature. In the production of long products, which is carried out in Mexico and Colombia, billets are reheated and taken to rolling temperature. The softened steel is processed in the rolling trains to obtain wire rods and rebars as finished long products and, depending on its final use, rebars can be further processed into stirrups and other customized shapes in our service centers in Colombia and Panama.

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

Sales and Marketing

Net Sales

Ternium is organized into two reportable segments: Steel and Mining. The Steel segment includes the sales of steel products and the mining segment includes the sales of iron ore products, which are primarily inter-company. The Steel segment comprises three operating segments: Mexico, the Southern Region and Other Markets. For further information on our reportable operating segments, see note 5 to our audited consolidated financial statements included elsewhere in this annual report. Ternium primarily sells its steel products in Latin America and the United States, where it can leverage its strategically located manufacturing facilities to provide specialized products, delivery services to its customers and reduced freight costs. In addition, it sells small quantities of iron ore to third parties, as it consumes internally most of the iron ore it produces.

Our total consolidated net sales of steel and mining products amounted to USD8.6 billion in 2012, USD9.1 billion in 2011 and USD7.3 billion in 2010. For further information on our net sales of steel and mining products, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations.”

The prices of our products generally reflect international market prices for similar products. We adjust prices for our products periodically in response to changes in the import prices of foreign steel, export prices, and supply and demand. See Item 5. “Operating and Financial Review and Prospects—Overview.” The actual sales prices that we obtain for our products are also subject to the specifications, sizes and quantity of the products ordered.

The following table shows Ternium’s net sales by reportable operating segment, Steel and Mining, for the years indicated:

	For the year ended December 31,
In millions of U.S. dollars	2012	2011	2010
Mexico	4,457.3	4,501.8	3,779.2
Southern Region	2,737.4	2,962.3	2,417.9
Other Markets	1,377.2	1,545.8	1,012.5

Total steel products net sales	8,572.0	9,009.9	7,209.5
Other products (1)	29.1	49.0	56.2

Total steel segment net sales	8,601.1	9,058.9	7,265.7

Total mining segment net sales(2)	190.7	213.2	201.9

Intersegment eliminations	(183.8)	(149.3)	(127.7)

Total Net Sales	8,608.1	9,122.8	7,339.9

(1)	The item “Other products” primarily includes pig iron and pre-engineered metal buildings.
(2)	Does not include sales from Consorcio Peña Colorada.

The following table shows, where applicable, Ternium’s shipment volumes by reportable operating segment, Steel and Mining, for the years indicated:

	For the year ended December 31,
In thousands of tons	2012	2011	2010
Mexico	4,952.4	4,683.2	4,466.9
Southern Region	2,444.5	2,635.3	2,396.4
Other Markets	1,371.2	1,505.0	1,191.3

Total steel products sales volumes	8,768.2	8,823.6	8,054.6

Total mining segment sales volumes(1)	1,862.6	2,050.5	2,250.4

(1)	Does not include sales from Consorcio Peña Colorada.

Steel

Mexico.

Sales to customers in Mexico accounted for 52.0% of Ternium’s net sales of steel products during 2012, 50.0% during 2011 and 52.4% during 2010. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2012 compared to Fiscal Year Ended December 31, 2011—Net Sales” and “—Fiscal Year Ended December 31, 2011 compared to Fiscal Year Ended December 31, 2010—Net Sales.”

Most of Ternium’s Mexican customers are located near its plants. Flat steel non-coated products are mainly sold in Mexico to construction companies, industrial customers in the packaging, electric motors and service center industries, and distributors and auto parts manufacturers. The principal segments in the Mexican coated steel market are construction, manufacturing (air conditioning, lamps and furniture), appliances and auto parts. Ternium serves industrial customers, who require high-quality specifications, as well as commercial customers through service centers and warehouses. Rebar and wire rod markets in Mexico are characterized by a large number of orders of small volume, and competition is largely based on price. The customer base for bar and rod products in Mexico consists primarily of independent dealers and distributors, who in turn retail the products to their customers in the construction industry. Ternium markets its tubular products mainly through Mexican independent distributors, and the balance is sold directly to industrial customers.

Southern Region.

Sales to customers in the Southern Region, which encompasses sales in Argentina, Bolivia, Chile, Paraguay and Uruguay, accounted for 31.9% of Ternium’s net sales of steel products during 2012, 32.7% during 2011 and 33.5% during 2010. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2012 compared to Fiscal Year Ended December 31, 2011—Net Sales” and “—Fiscal Year Ended December 31, 2011 compared to Fiscal Year Ended December 31, 2010—Net Sales.”

Ternium’s sales are oriented toward the construction and agriculture sectors, the automotive industry, the packaging sector (for food, paints, sprays and petrochemicals), the tube and pipe sector (related to liquids and gas transportation and distribution networks), the capital goods sector and the home appliances sector.

The customer base in the Southern Region consists primarily of independent small- and medium-sized companies and distributors, which in turn process or retail products to their customers in different market sectors. In addition, Ternium serves large industrial customers, such as the automotive industry, that require customized products that Ternium can produce through its service centers and finishing facilities.

Ternium’s principal customers in the region are located near Siderar’s production facilities in Argentina. We also sell a small portion of our production to customers in Bolivia, Chile, Paraguay and Uruguay.

Other Markets.

Sales to customers in other markets, including major shipment destinations such as Colombia, the United States and Central America, accounted for 16.1% of Ternium’s consolidated net sales of steel products during 2012, 17.2% during 2011 and 14.0% during 2010. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations-Fiscal Year Ended December 31, 2012 compared to Fiscal Year Ended December 31, 2011—Net Sales” and “—Fiscal Year Ended December 31, 2011 compared to Fiscal Year Ended December 31, 2010—Net Sales.”

Customers in Colombia are served directly through Ferrasa’s facilities and through Ternium Internacional’s Bogota commercial office. Our main markets in Colombia are the construction industry and the energy related sectors. Ternium offers a variety of customized products through its various service centers in the country.

Customers in the United States are served directly through the Shreveport plant and through Ternium Internacional’s Houston commercial office. The Gulf Coast and a large portion of the West Coast, in particular, are regions for which our Mexican facilities have distribution advantages. Our main markets in the United States are the construction industry and the energy related sectors.

Customers in Central America are served directly through Ternium Internacional Guatemala’s facilities in Guatemala, Honduras, El Salvador, Nicaragua and Costa Rica, and through Ferrasa’s facilities in Panama. Our main market in Central America is the construction industry. Ternium offers a variety of customized products through its various service and distribution centers in the region.

Sales to customers in Other Markets in 2012 also include sales through the Ternium commercial network to Canada, Ecuador, China, the European Union, India and Pakistan.

Mining

Ternium’s reported shipments of iron ore encompass shipments made by our Mexican subsidiary Las Encinas and by other Ternium consolidated subsidiaries. Shipments made by Las Encinas, representing a majority of our sales in the mining segment, are destined mainly for internal consumption within Ternium’s steel segment, while shipments made by other consolidated subsidiaries are mainly destined for the export market. Consorcio Peña Colorada’s financial statements are not consolidated into Ternium’s audited consolidated financial statements included in this report. For the year ended December 31, 2012, we accounted for our interest in Consorcio Peña Colorada under the equity method. However, effective as of January 2013, Ternium will begin consolidating its 50% share in Consorcio Peña Colorada’s assets and results of operation due to a new agreement between Ternium and Consorcio Peña Colorada under which Consorcio Peña Colorada is required to sell half of the mine’s production to Ternium. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2012 compared to Fiscal Year Ended December 31, 2011—Net Sales” and “—Fiscal Year Ended December 31, 2011 compared to Fiscal Year Ended December 31, 2010—Net Sales.

Marketing

Steel

Our marketing strategy in our steel segment is to continue increasing higher margin value-added products and services in Ternium’s sales mix. We expect to increase Ternium’s offerings of value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time deliveries and inventory management. In order to do so, Ternium will increase processing capacity, will continue to work with its customers to anticipate their needs and develop customized products for particular applications, and will maintain a strategic presence in several steel markets through its network of commercial offices. A principal component of Ternium’s marketing strategy is establishing lasting and close relationships with customers. This allows Ternium to provide assistance to its customers in their use of steel products and to obtain downstream information that can be applied to future product development.

Ternium adapts its marketing strategy according to the different regions it serves. Its sales force specializes in different regional requirements, ranging from product specifications to transport logistics.

In order to increase Ternium’s participation in regional markets and improve services provided to customers, Ternium manages its exports from countries where it has manufacturing facilities through Ternium Internacional’s network of commercial offices. Ternium Internacional operates through strategically located subsidiaries, providing customers with support and services. Ternium Internacional has extensive experience promoting steel products. Its marketing expertise helps Ternium to expand its position in current markets and to develop new ones.

Mexico.

Several local and foreign steel producers direct part of their sales efforts to the Mexican market. Ternium’s steel customers in Mexico are in the construction industry, the automotive industry, the energy sector and the home appliances sector, among other industries. In Mexico, we offer customized services through our network of service and distribution centers.

Through our service centers, located in northern and central Mexico, Ternium can cut, paint or roll-form its products to specific client requirements. Customized products include metallic roofing, auto parts and cut-to-length products used in the home appliance and construction industries. Ternium has several commercial offices in the country, which provide services such as logistics, stock management and customer assistance, as well as analysis of businesses opportunities in their respective markets.

Ternium Mexico has a department focused on the development of small- and medium-sized companies in Mexico under a program created by the Techint group for the development of its local customers and suppliers (“Propymes”). The objective of the program is to improve their competitiveness, to increase their exports and to allow them to substitute imports with local products. Approximately 190 companies are part of this program in Mexico, which provides support for industrial, training, and institutional requirements of the participating companies.

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

Southern Region.

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

Through Siderar’s service centers in Argentina, Ternium can cut, paint or roll-form its products to specific client requirements. Customized products include metallic roofing, auto parts, steel for agricultural machinery, different types of tin used to produce sprays and food containers and cut-to-length products used in the home appliance and construction industries.

Ternium has commercial offices in Argentina and Uruguay. These offices provide services such as market development, analysis of businesses opportunities, and customer support in their respective countries. Propymes was implemented in Argentina in 2002, with the objective of promoting the local industry. Approximately 660 companies are part of this program, which provides support for industrial, training, commercial, financial and institutional requirements of the participating companies.

Other Markets.

Ternium’s steel customers in Other Markets are mainly in the construction and energy-related industries in Colombia, the United States and Central America. Several steel producers participate in these markets. In Colombia and Central America, we offer customized services through our network of service and distribution centers.

Through Ternium’s facilities and service centers located in Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama and southern United States, Ternium can cut, paint or roll-form its products to specific client requirements mainly in the construction industry.

Ternium has commercial offices in Colombia, Houston, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua and Panama. These offices provide services that enable Ternium to offer differentiated services in their respective countries.

A small share of Ternium’s shipments is destined for steel markets outside the Americas. Sales to Europe, Asia and Africa are carried out mainly through Ternium Internacional’s office in Spain. Ternium Internacional is focused on trading activities, including the development of commercial and marketing activities.

Mining

Ternium’s mining activities are mainly aimed at securing the supply of iron ore for our steel-making facilities in Mexico. Surplus production of iron ore is commercialized to partially hedge the iron ore procurement requirements of Ternium’s facilities in Argentina. We export iron ore through the Manzanillo port that is located on Mexico’s Pacific coast, mainly to customers in the Chinese iron ore market.

Competition

Steel

The steel industry operates predominantly on a regional basis, with large industry participants selling the bulk of their steel production in their home countries or regions, where they have natural advantages and are able to more effectively market value-added products and provide additional customized services. Despite the limitations associated with transportation costs, as well as the restrictive effects of protective tariffs and other trade restrictions, international trade of steel has increased in the last decade with production shifting towards low-cost production regions. In addition, since 2002, several large steel manufacturers have merged with each other or acquired steel companies in other parts of the world. This wave of consolidation has resulted in a number of large, global producers with significant operations in several regions and/or continents, contributing to the increasing globalization of the steel industry. Considered as a whole, however, the steel industry still remains considerably fragmented, compared with market conditions characterizing certain of our suppliers and customers, e.g. iron ore suppliers and the automotive industry.

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

There has been a trend in recent years toward steel industry consolidation among Ternium’s competitors. In addition, the Venezuelan government has reestablished itself as a steel producer with the nationalization of Sidor. Below is a summary of the most significant transactions:

•	June 2006: Mittal Steel and Arcelor merge to create ArcelorMittal, the world’s largest steel company.

•	March 2007: Votorantim acquires Colombia’s Aceria Paz del Rio.

•	April 2007: Tata Steel completes the acquisition of Corus.

•	July 2007: Gerdau acquires Chaparral Steel.

•	August 2007: US Steel acquires Stelco.

•	March 2008 to May 2008: Severstal acquires Sparrows Point, WCI Steel and Esmark (subsequently, during 2011, it divests Sparrows Point, Warren and Wheeling).

•	October 2012: Nippon Steel and Sumitomo merge to form Nippon Steel & Sumitomo, the world’s second largest steel company.

Despite this trend, the global steel market remains highly fragmented. In 2011, the five largest steel producers, ArcelorMittal, Hebei Group, Baosteel Group, POSCO and Wuhan Group, accounted for 18% of total worldwide steel production, compared to 15% for the five largest steel producers in 2000.

Steel prices in general have exhibited significant volatility in recent years. From 2000 to 2002, the industry, especially in North America, experienced fluctuating capacity utilization, low demand growth levels and other adverse conditions, which led to depressed steel prices, adversely impacting many steel producers’ profitability. Since 2003 steel prices strengthened worldwide, due to higher economic growth in most regions, particularly China and other developing countries, as well as higher raw material prices (for iron ore, ferroalloys and energy). During the first quarter of 2008, steel prices went up significantly due to higher demand for steel products and higher input costs resulting from constraints in the availability of raw materials. However, this trend reversed beginning in the second half of 2008 due to a global economic downturn, with prices and costs declining steeply. Since 2009, a number of events have contributed to continuously volatile steel price cycles, such as spikes and depressions in raw material prices, new steelmaking capacity additions (at a pace higher than steel demand growth), the idling and restart of steelmaking capacity, adverse economic conditions in Europe and a slowdown in China’s economic growth.

Mexico.

Ternium has domestic competitors in the Mexican steel market and also faces competition from imports. According to Canacero, the Mexican chamber of the iron and steel industry, imports of hot-rolled, cold-rolled and galvanized steel products into Mexico accounted for approximately 35%, 30% and 31% of the Mexican market in 2012, 2011 and 2010, respectively, as steel consumption in Mexico is higher than the installed steel capacity in the country.

Our largest Mexican competitor in the flat products market is AHMSA, an integrated steel producer located in Monclova, Coahuila, which produces a wide variety of steel products. AHMSA focuses on low value added products such as plate and commercial quality hot-rolled and cold-rolled coils. Other significant domestic competitors are Lámina y Placa Comercial S.A. de C.V. (Grupo Villacero), a producer of galvanized coils and a distributor of steel products with operations throughout Mexico, and POSCO, a Korean steel company that produces galvanized coils in Mexico.

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

Southern Region.

Ternium’s most significant market in the Southern Region is Argentina. Siderar is the main producer of flat rolled steel products in Argentina. Its main competition in the Argentine flat steel market are imports, mainly from Brazil. The main Brazilian producers of flat steel value-added products are Usiminas, Companhia Siderúrgica Nacional and ArcelorMittal. Ternium maintains a leading position in the flat steel markets of Paraguay and Uruguay and is present in the flat steel markets of Chile and Bolivia, where the location of Ternium’s facilities in neighboring Argentina provides a logistical advantage to supply these markets vis a vis its foreign competitors.

Other Markets.

In addition to its sales in Mexico and the Southern Region, Ternium sells its products in other markets, of which the most significant are Colombia, the southern United States and Central America.

Our subsidiary Ferrasa is the main flat steel processor in Colombia and is also a long steel producer. Its main competitors in the Colombian steel market are Acerías de Colombia, Acerías Paz del Río and Diaco, and it also faces competition from imports.

Ternium has a very small participation in the U.S. steel market in comparison with U.S. domestic steel manufacturers and importers. It successfully competes in the Gulf Coast and a large portion of the West Coast where its facilities have logistical advantages.

Ternium maintains a leading position in the coated flat steel market of Central America, benefiting from the logistical advantages of its facilities located in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Mexico and Panama.

In addition, Ternium keeps an active presence in other regions in the Americas, including Ecuador and Peru, although it usually faces strong competition in these markets from steel producers located in Brazil.

Mining

The majority of iron ore supplies to the international seaborne market come from Australia and Brazil, from the major global miners Vale, Rio Tinto and BHP Billiton, as well as from iron ore junior companies in these countries. In Mexico, the main iron ore producers are AHMSA, ArcelorMittal and Ternium, which are, at the same time, major steel-making companies and iron ore consumers. There are also other small iron ore miners. Most of the iron ore produced in Mexico is consumed in local steel-making operations; only a small portion of iron ore is made available for sale in the Mexican or export market.

Capital Expenditure Program

The main objectives of Ternium’s current capital expenditure program are to:

•	increase steel production and processing capacity;

•	increase product range;

•	reduce production costs;

•	replace equipment;

•	improve product quality, equipment reliability and productivity;

•	comply with applicable environmental standards; and

•	provide enhanced customer services.

Ternium’s capital expenditures during 2012 amounted to USD1.0 billion. The current status of the most significant capital expenditure projects is described below.

Steel

Mexico. During 2012, Ternium’s capital expenditures in the steel segment in the country amounted to USD645 million and were mostly related to the following projects:

•

Pesquería project: construction of new cold-rolling and galvanizing facilities in the vicinity of Monterrey City, Mexico. The cold-rolling facilities include new pickling, cold-rolling, annealing and tempering lines. The required investment will be approximately USD700 million. The expected production capacity of the new cold-rolling facility is 1.5 million tons per year and production is expected to commence in 2013. In addition, Tenigal, a Mexican company established in November 2010 with Ternium and Nippon Steel holding 51% and 49% participations, respectively, is building a hot-dip galvanizing plant at the same site, which will manufacture high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities. The required total investment will be approximately USD350 million and the expected production capacity of the new galvanizing facility is 400 thousand tons per year. Ternium expects to commence production in the third quarter of 2013. For more information on the Tenigal project, see note 29 to our audited consolidated financial statements included elsewhere in this annual report.

•

Expansion of service center capacity. This project involves the installation of 6 slitting lines and 2 cut-to-lengh lines, and is expected to be completed in 2016 in three stages. The first stage, expected to be completed during 2013, involves the installation of a new slitting line in the Churubusco unit.

•

Expansion of pickling processing capacity. This project, completed during 2012, included the revamping of two pickling lines in the Churubusco unit. Annual processing capacity was expanded by approximately 300,000 tons to reach a total of 1.2 million tons.

Southern Region. During 2012, Ternium’s capital expenditures in Argentina amounted to USD286 million. We carried out a basic capital expenditure plan to maintain our equipment’s operating performance, continued with some projects and started new ones, of which the most significant were:

•

Repairs at Siderar’s blast furnace #2. The facility is part of the San Nicolás unit of Siderar’s operations. Siderar’s blast furnace #2 was stopped for maintenance and repairs during most of the second half of 2012, January 2013 and February 2013, including an unplanned stoppage.

•

Progress in the construction of a new continuous caster in the steel shop. These facilities are part of the San Nicolás unit of Siderar’s operations. The project, expected to be completed during the first quarter of 2014, is expected to increase slab annual production capacity by approximately half a million tons.

•

Progress in the construction of a vacuum degassing station in the steel shop. These facilities are part of the San Nicolás unit of Siderar’s operations. This equipment will enable the production of interstitial-free steel for certain applications in the automotive industry. The project is expected to be completed during the second half of 2013.

•

Expansion of coke production capacity. These facilities are part of the San Nicolás unit of Siderar’s operations. Works included repairs in one chimney, completed during 2011, repairs to coke oven batteries #3 and #4 to be completed during the first half of 2013, and to coke oven battery #2, to be completed in 2015. In addition, during 2012 we continued with the revamping and expansion of the coke by-products processing plant, which is expected to be completed during the first half of 2014. Once these investments are completed, coke annual production capacity will increase by approximately 250,000 tons to 1.3 million tons.

•

Progress in the expansion of hot rolling mill capacity. This mill is part of the San Nicolás unit of Siderar’s operations. During the first quarter 2012, we completed the installation of an additional coiler and made progress in the installation of a new exit. The new exit is expected to be completed during the second half of 2015 and to enable an increase in the mill’s annual processing capacity of approximately 50,000 tons of slabs.

•

Expansion of galvanizing capacity. These facilities are part of the Haedo unit of Siderar’s operations. Works included the revamping and expansion of a hot-dip galvanizing mill, which was completed during 2012, resulting in an annual production capacity increase of approximately 40,000 tons, to 260,000 tons.

Other Markets. During 2012, Ternium’s capital expenditures in facilities located in countries other than Mexico or Argentina amounted to USD39 million, and were mostly related to the following projects:

•

Expansion of galvanizing capacity. This facility is part of the Villa Nueva unit in Guatemala. The revamping of the line, completed during 2012, resulted in qualitative improvements in the products and an annual production capacity increase of approximately 20,000 tons, to 100,000 tons.

•

Installation of a new de-dusting system. The facility is part of the Manizales Acasa unit in Colombia. This de-bottlenecking investment is expected to enable higher production rates at the steel shop while ensuring that its emission levels comply with Colombia’s environmental regulations when production is increased. The investment is expected to be completed during the first half 2013, enabling an annual steelmaking capacity increase of 40,000 tons to reach 200,000 tons.

Mining

During 2012, Ternium’s capital expenditures in its mining segment were USD52 million.

Las Encinas completed works for the revamping of its grinding and concentration facilities in Alzada, a project that enables 5% higher processing capacity and the production of higher quality pellets, thereby reducing steelmaking costs.

In addition, Ternium completed its exploration activities in its concessions in Jalisco, in an area close to Las Encinas’ current processing facilities, and identified sufficient iron ore resources to enable the potential development of a new mining operation on those concessions. Ternium, however, has not made any decision in that respect. Any such decision will be subject, among other considerations, to Ternium’s decision to expand its steel production capacity in Mexico and consequently its iron ore requirements.

Information Technology Investments

We spent USD36 million in information technology projects in 2012, mainly for the integration of our Mexican facilities into Ternium’s core business administration system. A new IT system was implemented at two of our main facilities in Mexico that fully integrates product and processing route specifications among its plants. This effort will enable significant optimization in our processes and products, including increased opportunities for enhancing productivity, reducing cost and optimizing inventory volumes.

2013 Capital Expenditures

In 2013, Ternium intends to further develop its ongoing projects as described above. Our main ongoing projects consist of the new cold-rolling and galvanizing facilities under construction in the vicinity of Monterrey City, Mexico, and a new continuous caster and vacuum degassing station being constructed at our San Nicolás unit in the vicinity of Ramallo City, Argentina. We currently expect that our capital expenditures for 2013 for future and ongoing capital expenditure projects will amount to approximately USD800 million and that such amount will be financed with cash from operations and debt. Consistent with the objectives of our capital expenditure program, we also plan to conduct feasibility studies on, and eventually implement other projects.

Raw Materials, Energy and Other Inputs

The main inputs for Ternium’s steelmaking facilities in Mexico are slabs, iron ore, steel scrap, electricity and natural gas; the main inputs for Siderar’s integrated steel facilities in Argentina are iron ore and coal; and the main inputs for Ternium’s facilities in Colombia are steel products, steel scrap and electricity. Below is a more complete description of the supply conditions for raw materials, energy and other inputs at Ternium’s facilities in these countries. For a description of some of the risks associated with Ternium’s access to raw materials, energy and other inputs, see Item 3. “Key Information—D.

Risk Factors—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, slabs and energy could adversely affect Ternium’s profitability.”

Mexico

In Mexico, Ternium’s manufacturing of finished steel products relies on the supply of crude steel from its steelmaking facilities, which are based on the mini-mill technology, and on the purchase of crude steel slabs from third parties. The mini-mill technology melts a variable combination of DRI and steel scrap to produce thin slabs, billets and round bars. Ternium’s production process in Mexico requires extensive use of natural gas and electricity. Third-party slabs are the largest component of production costs; iron ore, scrap, electricity and natural gas costs are also significant.

Slabs. Ternium’s Mexican subsidiaries have some non-integrated facilities that consume large quantities of slabs purchased from third-party steel suppliers. Currently, slabs are purchased both in Mexico (primarily from ArcelorMittal) and in the international markets. In addition, in the past Siderar supplied slabs from time to time to our Mexican operations, and upon completion of the new continuous caster in Siderar’s San Nicolás unit, it will be able to supply slabs to our Mexican facilities. Slab consumption varies significantly from year to year in accordance with market conditions. Our Mexican subsidiaries purchased 2.8 million, 2.5 million and 2.6 million tons of slabs in 2012, 2011 and 2010, respectively. Slab purchase prices are market-based.

Iron ore. As described under “—Production Facilities and Processes—Iron ore mining facilities” above, Ternium’s subsidiaries own interests in two mining companies in Mexico: 100% of the equity of Las Encinas and a 50% equity stake in Consorcio Peña Colorada. In 2012, Ternium’s Mexican facilities sourced 100% of their iron ore requirements from these two companies. Under our new arrangement with Consorcio Peña Colorada, effective January 1, 2013, we are committed to off-take 50% of the annual production of the Peña Colorada mine. In 2012, approximately 99% of the iron ore production available to Ternium went to our own direct reduction plants and the remaining 1% was sold in the international markets. All of our iron ore exports during 2012 were made on a spot price basis. On average, we consume approximately 1.17 tons of iron ore to produce one ton of crude steel at our mini-mill facilities in Mexico.

Steel scrap. In 2012, approximately 76% of Ternium’s scrap requirements were obtained in the Mexican market through its own steel scrap collecting and processing operations and approximately 24% was purchased in the United States. Scrap is purchased at market prices. On average, we consume approximately 0.33 tons of scrap to produce one ton of crude steel at our mini-mill facilities in Mexico.

Electricity. Electric arc furnaces consume large quantities of electricity. During 2012, 64% of Ternium Mexico’s total consumption was supplied by the CFE, Mexico’s state-owned electricity company. The remainder was mostly purchased under long-term contracts from two other suppliers with power plants in the Monterrey area, Iberdrola Energía Monterrey, S.A. de C.V., or Iberdrola, a subsidiary of a Spanish utility company, and Tractebel Energía de Monterrey, S. de R.L. de C.V., or Tractebel, a subsidiary of a U.S. utility company. We have a long-term contract with Iberdrola for approximately 111 MW power capacity and a long-term contract with Tractebel for approximately 65 MW power capacity. Electricity purchases under these contracts are made at prices linked to prevailing market conditions. On average, we consume approximately 0.67 MWH of electricity to produce one ton of crude steel at our mini-mill facilities in Mexico.

Natural gas. Natural gas is mainly used as a reducing agent for the production of DRI and for the reheating of slabs and billets before the hot-rolling process. In Mexico, Ternium purchases natural gas from Pemex, the Mexican state-owned oil and gas company that is Mexico’s sole producer of natural gas, and from three distributors: Gas Industrial de Monterrey S.A. de C.V., or GIMSA, Compañía Mexicana de Gas S.A. de C.V., or CMG and Gas Natural Mexico S.A. de C.V., or GNM. Natural gas prices for Ternium Mexico are determined pursuant to the methodology approved by the Comisión Reguladora de Energía or Energy Regulatory Commission, or CRE. Those prices are related to the market prices of natural gas in south Texas, plus transportation and service costs depending on the location of the delivery points in Mexico. In addition, effective April 1, 2013, an extraordinary transportation cost of approximately USD0.68 per million btu has been authorized by CRE to account for the incremental transportation cost derived from higher liquefied natural gas imports into Mexico. Such extraordinary transportation cost will be in place for a maximum period of three years, unless CRE resolves in the meantime that current bottlenecks in Mexican’s natural gas grid transportation capacity are resolved. On average, we consume approximately 9.4 million btu of natural gas to produce one ton of crude steel at our mini-mill facilities in Mexico.

For additional information regarding inputs affecting our operations in Mexico, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Mexico.”

Argentina

In Argentina, Siderar produces crude steel through the use of blast furnace technology. The principal raw materials used to produce steel are iron ore and coal. The manufacturing process also requires significant quantities of electricity and natural gas.

Iron ore. Iron ore is purchased under long-term agreements from suppliers in neighboring Brazil. Prices under these contracts are determined in accordance with market conditions. Our main suppliers of iron ore, in the form of lumps, pellets and sinter feed fines, are Vale and MMX. Our geographic location provides favorable access to high quality iron ore lump and fines produced in Brazil’s iron ore mines in the Pantanal Region (Mato Grosso do Sul state) resulting in a cost advantage for Siderar. In addition, Siderar’s steelmaking facility in Argentina receives iron ore pellets and fines from ports located on Brazil’s ocean coast. We consume approximately 1.34 tons of iron ore to produce one ton of crude steel in Argentina.

Coking coal and related materials. Siderar obtains its coke through the distillation of coking coal and petroleum coke in its coke ovens. Siderar requires different types of coal to produce coke. Coking coal is purchased under short-term contracts and on the spot market from several major international suppliers based mainly in Australia and the United States. Prices under contracts are determined in accordance with market conditions. Petroleum coke is sourced domestically from oil companies such as Exxon Mobil and YPF. The volume purchased from each supplier mainly depends on the technical quality requirements of the blast furnace operations. We consume 0.47 tons of a mixture of coking coal and petroleum coke to produce one ton of crude steel in Argentina.

Electricity. Siderar consumes large quantities of electricity for its manufacturing activities, particularly in its San Nicolás and Ensenada facilities. Most of the electricity required by our San Nicolás facility is self-generated on site by a wholly-owned thermoelectric plant with an installed power capacity of 110 MW. This thermoelectric plant uses steam primarily generated from by-product gases obtained in the steelmaking process (blast furnace and coke oven gases) and also steam purchased under a long-term steam sales agreement, from a power plant located within the San Nicolás facility owned by Siderca S.A.I.C., a subsidiary of Tenaris. Additional fuel requirements for steam production are covered with natural gas purchased from different market vendors, and/or fuel oil bought at market prices. Siderar covers electricity shortfalls or sells excesses, as the case may be, at spot prices in the wholesale market. In order to cover its electricity requirements Siderar entered into electricity supply contracts with the Central Puerto and Genelba, utilities controlled by SADESA Group and Petrobras, respectively. Over the course of the last several years, demand for electricity in Argentina has increased substantially, resulting in shortages of electricity to residential and industrial users during periods of high demand. Accordingly, in 2008 certain Siderar facilities suffered interruptions in their electricity supply at peak hours. In recent years, however, overall power supply has increased, primarily through the construction of new thermal power plants, and consequently shortages of electricity are now mainly related to constraints in transport and distribution capacity rather than in power capacity. We consume approximately 0.10 MWH of electricity to produce one ton of crude steel in Argentina.

Natural gas. Siderar also consumes substantial volumes of natural gas, particularly to operate its blast furnace and power generation facilities in San Nicolás. Siderar purchases natural gas at market prices mainly from Pan American Energy, Total Austral, Pluspetrol, Tecpetrol S.A., a company controlled by San Faustin, and natural gas traders, including MetroEnergía, Albanesi, Energy Traders, Gas Patagonia, Alternativas Energéticas and Energy Consulting Services S.A., a company in which San Faustin holds significant but non-controlling interest. As is the case with electricity, natural gas demand has increased significantly in Argentina, and supply to industrial users (including Siderar) has often been restricted during the meridional winter due to supply shortages.

For its San Nicolás facility, Siderar has separate transportation and distribution agreements with Transportadora de Gas del Norte S.A., or TGN, and Litoral Gas, companies in which San Faustin holds significant but non-controlling interests. Siderar’s firm transportation contracts with TGN expire in April 2028, whereas its distribution agreement with Litoral Gas expires in December 2013. For its other facilities Siderar’s transport and distribution needs are covered by the corresponding regional distributors Camuzzi Gas Pampeana S.A., Gas Natural Ban S.A. and Metrogas S.A. We consume approximately 4.9 million btu of natural gas to produce one ton of crude steel in Argentina.

Other inputs. Siderar has on-site oxygen, nitrogen and argon separation plants in order to extract these gases for use in the steelmaking process. Siderar’s separation plants are being managed by Air Liquide Argentina S.A., or Air Liquide. Siderar is a party to a long-term contract with Air Liquide for the supply of oxygen, nitrogen and argon. For further information on the contract with Air Liquide, see note 25 to our audited consolidated financial statements included elsewhere in this annual report.

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

Steel products. Ternium’s operations in Colombia include non-integrated facilities that process steel supplied by Ternium’s overseas subsidiaries and steel purchased from third-party suppliers procured in the domestic and international markets. Our subsidiary purchased from third parties approximately 345,000 tons of steel products in 2012, 235,000 tons of steel products in 2011 and 64,000 tons of steel products from August 2010, the month in which we acquired Ferrasa, until year-end 2010.

Steel scrap. Scrap is the main raw material for producing steel in our steelmaking facilities in Colombia. Ternium sources 100% of its steel scrap needs from the local scrap market. We consume approximately 1.1 tons of scrap to produce one ton of crude steel in Colombia.

Electricity. Manizales is our main electricity consuming unit in Colombia, mainly due to its electric arc furnace-based steel production operations. Manizales purchases electricity from ISAGEN S.A. E.S.P., a Colombian power company, under a three-year supply contract expiring in April 2016. 70% of the electricity price is based on a fixed rate adjusted with the wholesale price index and 30% is based on prevailing prices. We consume approximately 0.56 MWH of electricity to produce one ton of crude steel in Colombia.

Product Quality Standards

Ternium develops its products and services with a philosophy of continuous improvement and seeks to excel in its internal quality control of its products and processes. Ternium’s products are manufactured in accordance with proprietary standards and the requirements of customers, and within the specifications of recognized international standardization entities including the International Organization for Standardization, or ISO, the American Society for Testing and Materials, or ASTM, the European Standards, or EN, the Japanese Industrial Standards, or JIS, the Society of Automotive Engineers, or SAE, and the standards of the American Petroleum Institute, or API. Ternium also has product certifications based on international or local standards depending the markets attended.

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

Research and Development; Product Development

Product research and development activities at Ternium are conducted through a central Product Development Department in coordination with local teams that operate in several of our facilities. Applied research efforts are carried out in-house and in conjunction with universities and research centers, as well as through the participation in international consortia. Ternium also develops new products and processes in cooperation with its industrial customers, prioritizing an early involvement scheme. Research expenditures are recognized as expenses, and development costs are recorded as cost of sales. For more information on our accounting policy, see note 4 (e) (5) to our audited consolidated financial statements included elsewhere in this annual report.

In 2012, Ternium’s product research and development activities focused on initiatives aimed at increasing market share, adding value to our products and reducing costs. During the year, Ternium completed the implementation of an IT system at two of its main facilities in Mexico that fully integrates product and processing route specifications among its plants. This effort will enable significant optimization in our processes and products, including increased opportunities for enhancing productivity, reducing cost and optimizing inventory volumes.

During 2012, Ternium’s metal building systems division developed and introduced, among other products, a new steel floor deck in compliance with international standards and specifications for composite steel deck-slabs, aimed at increasing its market share in Mexico.

For the automotive industry, Ternium continued certifying products in Mexico and Argentina during 2012, related to newly-defined standards for recently launched car platforms. Ternium certified hot rolled, cold rolled and coated products for different applications, supporting an increase in its share in that market segment in Mexico and facilitating the certification process with prospective customers to be carried out during 2013. In addition, in 2012 Ternium initiated the certification process of its new Pesquería project, which is expected to start operations in the third quarter of 2013. For more information on the Pesquería project see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program—Steel.”

During 2012, Ternium successfully promoted new truck bodywork manufacturing technologies among its customers in Argentina, which resulted in an increased competitiveness of their products following the utilization of high-resistance steel grades for the manufacturing of truck bodies, entailing lighter structures with higher payload and lower incidence of fuel consumption.

For the U.S. and Mexican home appliances markets, Ternium continued developing new processes to manufacture coated steel products with improved and sophisticated aesthetics, aimed at increasing the attractiveness of its products and gaining share in the high-end market segment. Following the development of a new process to manufacture products with textured surfaces in 2011, during 2012 Ternium developed a new process to manufacture products with super high gloss and metallic colors. Similarly, Siderar launched several projects aimed at the development of innovative and exclusive products with improved characteristics for Southern Region customers seeking differentiation.

For tube and pipe manufacturers, Ternium developed over the past year new steel grades characterized by their high toughness at arctic temperatures, for applications in the oil and gas industry. In addition, it developed new steel grades for the manufacturing of high-resistance welded pipes, allowing Ternium to offer hot-rolled coils for use in natural gas and water pipelines required for infrastructure projects in Mexico.

Ternium’s medium-term product research and development plans are based on a continuing assessment of steel product performance and the emerging requirements of the industry, carried out in close collaboration with leading steel customers and research institutions. Based on customer needs, we improve, adapt and create new applications and define future technology requirements at our facilities.

During 2012, Ternium continued participating in leading research and development projects through international consortia and together with universities and research centers to further expand the required know-how for the development of new products. Consortia projects included the development of high-strength steel for applications in the pipe manufacturing and automotive industries, with the University of Pittsburgh, and the development of new coating technologies for applications in the automotive industry and of improvements in the galvanizing bath to optimize processes, with the International Zinc Association.

Projects developed with universities and research centers included the improvement of batch annealing processes, the improvement of interstitial-free steel grades with dent resistance or controlled aging properties and the improvement of welding techniques for galvanized steel.

In 2013, Ternium plans to develop new products for the automotive industry to expand its product range and increase its market share in Mexico. Of note among the products to be developed are quenchable hot and cold-rolled ultra-high-strength steel grades for hot-stamping processes.

For tube and pipe manufacturers, Ternium intends to expand its range of steel grades to capture an expected increase in the demand for hot rolled coils for the manufacturing of oil and gas products, combining sour service with higher mechanical properties. In addition, Ternium will continue to develop new high-performance steel grades for round bars required in certain oil and gas industry applications.

Siderar intends to assist Argentine manufacturers of mobile power substations and other heavy equipment to introduce new technologies during 2013. These technologies are expected to enable the development of more competitive products through the utilization of high-resistance steel grades, entailing lighter and lower cost structures.

During the year, Siderar will initiate the development of interstitial-free steel grades, based on automotive industry certification requirements, which will be able to be produced in its San Nicolás unit following the completion of the construction of a new vacuum degassing station and a new continuous caster.

Regulations

Environmental Regulation

Ternium’s operations (including mining activities in Mexico) are subject to a broad range of environmental laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to land use; air emissions; wastewater treatment and discharges; the use, handling and disposal of hazardous or toxic materials and the handling and disposal of solid wastes. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. International environmental requirements may vary. Ternium’s corporate environmental policy commits each of its business units to comply with all applicable environmental laws and regulations and aims to achieve the highest standards of environmental performance as a basis to enhance sustainable development. Compliance with environmental laws and regulations, and monitoring regulatory changes, is addressed primarily at the regional level.

Ternium reports to the World Steel Association eleven sustainability indicators, among which carbon dioxide emissions data is being reported on an annual basis as part of the association’s initiative to collect emissions data from member companies. We support the steel industry’s ongoing effort to develop innovative solutions to reduce greenhouse gas (GHG) emissions over the life cycle of steel products. According to the Intergovernmental Panel on Climate Change (IPCC), the steel industry accounts for approximately 6% to 7% of total world GHG emissions. Our steel production facilities in Mexico have achieved GHG-specific emission levels that are close to the theoretical minimum. In Argentina, Siderar’s GHG-specific emission levels are close to the industry average for blast furnace technology.

The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. In addition, new laws and regulations could emerge as a result of ongoing negotiations for new commitments on GHG emissions related to the second phase of Kyoto Protocol, which expires in 2020. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

Ternium has not been subject to any material penalty for any environmental violations in 2012, and we are not aware of any current material legal or administrative proceedings pending against Ternium with respect to environmental matters which could have an adverse material impact on Ternium’s financial condition or results of operations.

Mining regulations in Mexico

Because our operations in Mexico include mining, we are also subject to Mexican regulations relating to mining and mining concessions. Under Mexican law, mineral resources belong to the Mexican nation and a concession from the Mexican federal government is required to explore for or exploit mineral reserves. Pursuant to the Ley Minera, or Mining Law, mining concessions may only be granted to Mexican individuals and to legal entities incorporated under Mexican law. Foreign investors may hold up to 100% of the shares of such entities.

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

For information regarding amendments to the Mining Law and regulations in Mexico, see Item 3. “Key Information—D. Risk Factors—Risks Relating to our Mining Activities—Our mining activities depend on governmental concessions and on our ability to reach and maintain lease agreements (or other agreements for the use of land) with the owner of the real estate where the mines are located.”

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

Countries’ imposition of trade remedy measures and the entry into force of various free trade agreements can and have both benefited and adversely affected Ternium’s home markets and export sales of steel products, as described below. See also Item 3. “Key Information—D. Risk Factors—Certain Regulatory Risks and Litigation Risks—International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.”

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

Cold-rolled products: In June 1999, Mexico imposed antidumping duties on cold-rolled steel sheets from the Russian Federation and Kazakhstan. On December 12, 2005, as a result of the first sunset review, the Mexican authorities extended the antidumping duties for an additional five-year period until June 2009. On December 28, 2010, following the completion of the second sunset review procedure, the Mexican government published the final resolution setting antidumping duties on cold-rolled steel sheets from the Russian Federation at 15% and from Kazakhstan at 22%. On October 1, 2012, the Mexican government initiated an antidumping investigation on cold-rolled steel imports from South Korea. A preliminary resolution is expected to be published during May 2013.

Plate in coil: Since June 1996, an antidumping duty of 29.3% on imports from Russia has been imposed. In June 2003, the first sunset review resolution concluded that the application of the antidumping duty should continue. In June 2007, the Ministry of Economy issued the final resolution of the second sunset review, determining the continuation of the antidumping duties for an additional five-year period. On November 22, 2012, the Ministry of Economy issued the final resolution of the third sunset review, determining the continuation of the antidumping duties for an additional five-year period.

Reinforcing bars: Imports of reinforcing bars from Brazil are currently subject to an antidumping duty of 57.69% since 1995. In June 2006, the second sunset review resolution determined the continuation of antidumping duties. On August 9, 2010, a third sunset review was initiated, and on January 12, 2012, the Mexican authority determined the continuation of antidumping duty of 57.69% until August 2015. Imports of wire rod from Ukraine are currently subject to an antidumping duty of 30.52% since September 2000. In June 2006, the first sunset review resolution determined the continuation of antidumping duties for an additional five-year period. On September 7, 2010, a second sunset review was initiated, and on March 7, 2012, the Mexican government determined to increase the antidumping duty from 30.52% to 41% until September 2015.

U.S. authorities have imposed a number of measures on steel import products from Mexico, thereby restricting Ternium’s exports to that country. Below is a description of measures currently in effect:

•

Ternium Mexico’s wire rod exports are subject to an antidumping duty of 17.94% pursuant to an antidumping duty order on carbon and certain alloy steel wire rod from Mexico. Following the most recent sunset review, such duty was extended for five more years, beginning in June 2008.

•

During 2007, the U.S. Department of Commerce, or DoC, initiated an antidumping investigation of light-walled rectangular pipe and tube, or LWRPT, from, among other countries, Mexico. On June 13, 2008, the DoC made a final determination of sales at less than fair value in the investigation of LWRPT from Mexico and, consequently, LWRPT from Mexico is subject to antidumping duties. On February 18, 2011, the DoC published the final results of the first administrative review by which Ternium Mexico’s LWRPT exports are now subject to an antidumping duty of 6.13%.

•

Since 1992, pursuant to an antidumping duty order on circular welded non-alloy steel pipe –or standard pipe– from various countries, including Mexico, standard pipes manufactured by Hylsamex and Grupo Imsa were subject to antidumping duties. In 2007, such measures were extended for five more years. In August 2009, the DoC published the final results of a changed circumstances review, concluding that Ternium Mexico is the successor-in-interest to Hylsamex for purposes of determining antidumping duty liability. In accordance with the latest administrative review, the applicable duty for Ternium Mexico is 48.33%.

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

The Mexican government is also a party to trade agreements with Colombia, the European Free Trade Association—an intergovernmental organization set up by Liechtenstein, Norway, Iceland and Switzerland—Japan, Chile, Bolivia, Nicaragua, Costa Rica and Uruguay, among others. In addition, in 2012, Mexico joined the Trans-Pacific Partnership (TPP) negotiations, an initiative that includes Australia, Brunei Darussalam, Canada, Chile, United States, Malaysia, New Zealand, Peru, Singapore and Vietnam.

On February 9, 2010, the Mexican Government issued a decree reducing the tariffs on several steel product groups. The tariff for finished products was set at 0% for 2012 (from 3% in 2011, 5% in 2010 and 7% in 2009). The tariff for semi-finished products was set at 0% in 2012 (from 3% in 2011 and 2010, and 5% in 2009) and the tariff for welded pipe products was set in a range from 0% to 5% since 2012 (from 7% in 2011 and 2010, and 10% in 2009). Three companies (including Ternium) and a labor union sought an injunction (amparo) against these government decisions in early 2012 when the tariffs went to 0%. The legal action taken by the companies was rejected by the courts, but the legal action taken by the labor union had a positive preliminary outcome. As a result, the government reestablished on August 1, 2012, a 3% tariff on some semi-finished, flat, long and pipe and tube steel products. A final decision on the issue is expected in the short-term. According to that decision, the tariff could remain at 3% or revert to 0%.

Argentina.

In the past, the Argentine government has imposed various antidumping measures on certain steel imports that compete directly with Ternium’s sales in Argentina. The Argentine government has imposed antidumping measures on hot-rolled steel imports from Kazakhstan (39.91%), Romania (40.48%), the Slovak Republic (62.09%) and South Africa (55.26%), effective since April 2002. In October 2008, following completion of a sunset review initiated in May 2007, Argentine authorities decided to continue these measures until November 2013. A review of antidumping measures on imports of cold-rolled steel from South Africa, Korea, Ukraine and Kazakhstan, originally imposed in 2001, is being conducted.

Argentina has signed free trade agreements with several countries or trade blocs aimed at liberalizing trade between them.

In early 1991, the Argentine government reduced import tariffs and eliminated most non-tariff restrictions on trade as part of an effort to open the Argentine economy to foreign competition. In March 1991, Argentina, Brazil, Uruguay and Paraguay entered into the Treaty of Asunción, creating the Mercado Común del Sur (Common Market of the South), or Mercosur, a common market organization that aimed to bring about the free movement of goods, capital, services and people among its member states. The Treaty of Ouro Preto, signed in 2004, formalized a customs union among Mercosur’s member states. Over time, Mercosur has eliminated or significantly reduced import duties, tariffs and other trade barriers among member states. In particular, zero tariffs have applied to steel products imported from other member states since January 1, 2000. The current tariff applicable to steel products imported from outside Mercosur ranges from 2% to 16%. However, certain exceptions are currently in place, the most important of which are:

•

Some steel products imported into Brazil are subject to an additional 25% tariff, including certain hot-rolled products, certain circular wire rod, certain stainless steel products, certain tubes, silicon alloyed grain oriented products and galvanized wire. Although these exceptions are due in October 2013, Brazilian authorities could decide an extension until October 2014.

•	Some steel products imported into Uruguay benefit from zero tariff, including cold-rolled sheets and galvanized flat steel products. This exception is due to expire on December 31, 2017.

In 2005, Mercosur entered into a trade agreement with Chile, pursuant to which all tariffs on steel products have been eliminated. In 1996, Mercosur signed a free trade agreement with Bolivia, pursuant to which all steel products began receiving a 100% tariff preference on January 1, 2006. In 2004, Mercosur and the Comunidad Andina de Naciones (Andean Community), or CAN, currently including Bolivia, Colombia, Ecuador and Peru, signed a free trade agreement aimed at reducing and eventually eliminating tariffs on steel products traded among member countries over a period of 8 to 12 years. Mercosur is also negotiating free-trade agreements with the EU, Mexico, India and South Africa. In January 1, 2013, Venezuela became a full member of Mercosur. Steel import tariffs between Venezuela and Mercosur, currently ranging from 0% to 3.8%, will be zero in 2018.

In November 1993, Argentina and Mexico signed the ACE 6. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations— Mexico.”

Colombia.

Currently, there are no antidumping measures in effect in Colombia related to products marketed by Ternium. Colombia has signed free trade agreements with several countries or trade blocs aimed at liberalizing trade between them.

CAN is a trading bloc, currently including Bolivia, Colombia, Ecuador and Peru, established during 1993 and approved during 1994 for the purpose of promoting trade relations among its members and between CAN and the rest of the world. The treaty formalized a customs union among CAN’s member states. Over time, CAN has eliminated or significantly reduced import duties, tariffs and other trade barriers among member states. In particular, zero tariffs have applied to steel products imported from other member states since January 1, 2000. The current tariff applicable to steel products imported from outside CAN is between 5% and 10% and, if such products are not produced in Colombia, the tariff is reduced to 0% until August 31, 2013. CAN and Mercosur have signed a free trade agreement. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations—Argentina.”

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

Colombia’s free trade agreement with United States became effective in October 2011. Under this agreement, steel import tariffs from Colombia to the U.S. will remain at 0% and steel import tariffs from the U.S. to Colombia will decrease from a range of 5-10% in 2011 to 0% in one, five or ten years according to the product category. In particular, wire rods import tariffs will be zero beginning in 2012 and rebar import tariffs will decrease gradually, reaching zero in 2021.

Colombia has also signed free trade agreements with Chile and Canada in effect since May 2009 and August 2011, respectively, and has signed free trade agreements with the European Union and South Korea, which are not yet effective. Colombia is currently negotiating free trade agreements with Costa Rica, Panama, Israel and Japan.

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

Disclosure Pursuant to Section 13(r) of the Exchange Act

The Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA, created a new subsection (r) in Section 13 of the Exchange Act, which requires a reporting issuer to provide disclosure if the issuer or any of its affiliates engaged in certain enumerated activities relating to Iran, including activities involving the Government of Iran. Ternium is providing the following disclosure pursuant to Section 13(r).

Tenaris

Tenaris is indirectly controlled by San Faustin and, accordingly, is deemed an “affiliate” of Ternium, as that term is defined in Exchange Act Rule 12b-2. In response to our inquiry, Tenaris provided the disclosure included below.

In January 2010, Tenaris Global Services S.A., or TGS, a Tenaris subsidiary, entered into an agreement with the National Iranian Drilling Company, or NIDC, a company controlled by the Government of Iran, for a total value of EUR9.4 million (approximately USD12.6 million). TGS made all deliveries and collected most of its account receivables under the NIDC agreement prior to 2012. In 2012, TGS collected an amount of EUR750 thousand (approximately USD1.0 million) for products delivered to NIDC in prior years. An outstanding balance of EUR172 thousand (approximately USD0.2 million) is still due to TGS. In addition, TGS has not yet fully performed its obligation to allow technical visits to Tenaris’s mills by twenty NIDC experts at TGS’s cost.

TGS is also a party to an April 2011 agreement with Global Procurement General Trading FZE, or Global FZE, a company incorporated in United Arab Emirates, for the provision of OCTG for an amount of AED 16.5 million (approximately USD4.5 million). TGS has been informed by Global FZE that the end users of the products delivered under this agreement are Oil Industries Engineering and Construction Group, or OIEC, and Pars Oil and Gas Company, or POGC, which are controlled by the Government of Iran. In 2012, TGS delivered products under the Global FZE agreement for a total value of AED16.3 million (approximately USD4.4 million), and collected a total amount of AED15.4 million (approximately USD4.2 million).

As of December 31, 2012, a balance of AED862 thousand (approximately USD0.2 million) was outstanding, and will only become due after the end of the warranty period.

In March 2011, TGS entered into an agreement for the provision of technical field service assistance to ENI Iran B.V. for its project in Darquain, Iran, for a value of EUR246 thousand (approximately USD0.3 million). As of December 31, 2012, the entire contract amount was still outstanding. Tenaris has been informed that ENI Iran operates the Darquain project pursuant to a service contract with the National Iranian Oil Company, or NIOC.

In May 2011, Tenaris’ subsidiary Dalmine entered into an agreement with Edison International S.p.A., or Edison, an Italian company, for the supply of OCTG casing for a development project in Iran, for a value of EUR 926 thousand (approximately USD1.2 million). In 2012, Dalmine collected EUR1.1 million (approximately USD1.4 million) on account of material delivered to Edison during 2011. Dalmine has been informed that Edison operates such project under an exploration and development service contract with NIOC.

Except as otherwise stated above, there are no pending obligations of Tenaris or its subsidiaries under the agreements described above. While the Tenaris’ subsidiaries identified above intend to perform their pending obligations under existing agreements, neither Tenaris nor any of its subsidiaries has plans to make new sales of products or services to Iran.

Tenaris estimates that the sales of products and services to, or for use by, customers controlled by the Government of Iran in 2012 by its subsidiaries as indicated above generated a profit before tax of approximately USD0.8 million.

Tenaris believes that its activities concerning Iran do not violate any United States or foreign law, and has procedures in place to ensure that such activities comply with all applicable U.S. and foreign laws.

Tenova

Tenova S.p.A., or Tenova, an Italian supplier of equipment for the mining and the steel-making industry, is indirectly controlled by San Faustin and, accordingly, is deemed an “affiliate” of Ternium, as that term is defined in Exchange Act Rule 12b-2.

In response to our inquiry, Tenova informed us that:

•

During 2012, Tenova and its subsidiaries supplied certain products and performed certain services, in the context of the engineering and supply of equipment for the steel-making industry, to companies believed by Tenova to be subsidiaries of development agencies of the Government of Iran.

•

None of the activities performed is connected to the activities described in Sections 5(a) or (b) of the Iran Sanctions Act of 1996, Section 105A(b)(2) of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or has been performed in favor of persons whose property and interests in property are blocked pursuant to Executive Order 13224 (terrorists and terrorist supporters) or 13382 (weapons of mass destruction proliferators and supporters).

•

All of these sales and activities were authorized by the Comitato di Sicurezza Finanziaria – CSF, an Italian governmental committee established pursuant to Italian Decree n. 369 of October 12, 2001 (as amended by Italian Law n. 431 of December 14, 2001) under the supervision of the Italian Ministry of Economy.

•	Since several of Tenova’s Iran-related contracts are still currently being executed, Tenova is required to perform all outstanding obligations under such contracts.

•

Any future contract between Tenova or its subsidiaries and customers controlled by the Government of Iran will continue to be made in compliance with all laws applicable to Tenova or its relevant subsidiaries.

Tenova informed us that its total sales revenue for 2012 with regard to the foregoing transactions amounted to USD 19.8 million, which represents 1.1% of its total sales revenue for 2012.

Tenova also estimated that its net profits from such transactions, after internal cost allocation and taxes, were in the range of USD 2.6 million.

C.	Organizational Structure

Below is a simplified diagram of Ternium’s corporate structure as of March 31, 2013

On January 16, 2012, Ternium, together with its subsidiary Siderar, acquired a participation in the control group of Usiminas—Brazil (for further information on the Usiminas transaction, see note 3 to our audited consolidated financial statements included elsewhere in this annual report). As of December 31, 2012, Usiminas’ ordinary shares represented 49.8% of its aggregate share capital and Usiminas’ preferred shares represented 50.2% of its aggregate share capital. The Company (through Ternium Investments) and Siderar (directly and through Prosid) hold 16.8% and 5.9%, respectively, of Usiminas’ ordinary shares (representing 8.4% and 3.0%, respectively, of Usiminas’ total share capital). The Company and Siderar (directly and through Prosid) do not hold preferred shares.

Subsidiaries

Ternium operates entirely through subsidiaries. For a complete list of its subsidiaries and a description of its investments in other companies, see note 2 to our audited consolidated financial statements included elsewhere in this annual report.

Ternium Mexico. Ternium Mexico was formed, as result of the merger of Grupo Imsa, Hylsamex and Hylsamex’s major shareholder in March 2008. Ternium Mexico and its subsidiaries operate all of Ternium’s mining and steel production activities in Mexico and the United States. Ternium Mexico and its subsidiaries produce steel products, including value-added finished steel products for use mainly in the construction and industrial sectors. Ternium Mexico has finished steel annual production capacity of approximately 7.5 million tons.

Siderar. Siderar is the main integrated manufacturer of flat steel products in Argentina with total annual finished steel production capacity of approximately 2.6 million tons. The shareholders of Siderar as of March 31, 2013 are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Siderar Shareholders	Number	Percent
Ternium	2,752,808,188	60.94%
ANSeS	1,175,806,541	26.03%
Inversora Siderurgia Argentina S.A. (employees)	115,857,898	2.56%
Public	472,621,396	10.46%

Total shares issued and outstanding	4,517,094,023	100.00%

Ferrasa. Ferrasa is a flat steel products processor and distributor in Colombia and a scrap-based long steel manufacturer, with finished steel annual production capacity of approximately 400,000 tons. Ternium holds, since August 25, 2010, a 54% ownership interest in Ferrasa. The former controlling shareholders have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in Ferrasa, and Ternium has an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time beginning in August 25, 2012.

Tenigal. Tenigal is a company established in November 2010 for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. Ternium and Nippon Steel hold 51% and 49% participations in Tenigal, respectively. The company started work for the construction of its facilities and expects to commence production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, in the third quarter 2013, with finished steel annual production capacity of approximately 400,000 tons.

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

Ferrasa Panama. Ferrasa Panama is a small long steel products processor and distributor in Panama. Ternium holds, since August 25, 2010, a 54% ownership interest in Ferrasa Panama. The former controlling shareholders have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in Ferrasa Panama, and Ternium has an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time beginning in August 25, 2012.

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

Ternium USA. Ternium USA operates Ternium’s steel processing activities in the US. In its Shreveport, Louisiana unit, Ternium USA produces galvanized and color coated sheets and has an annual finished steel production capacity of 230,000 tons.

Other Investments

Usiminas. Usiminas is the largest flat steel producer in Brazil, with 9.5 million tons of crude steel capacity. It manufactures flat rolled steel, hot and cold rolled steel and coil, raw and crude steel, pig iron, heavy plates, galvanized sheets and slabs, and markets its products to the automobile, line pipe, civil construction, and electrical equipment manufacturing industries. Usiminas has iron ore mines in the Serra Azul region and industrial facilities in Ipatinga, Minas Gerais and in Cubatão, São

Paulo, strategically located near the main consumers of steel in Brazil. In 2012, Usiminas produced 7.2 million tons of crude steel and had net sales of BRL12.7 billion.

Usiminas is a publicly-traded company listed on the São Paulo stock exchange, BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros.

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments, together with Siderar (and Siderar’s wholly-owned Uruguayan subsidiary Prosid), and TenarisConfab, joined Usiminas’ existing control group through the acquisition of a total of 139.7 million ordinary shares of Usiminas, representing 27.7% (with 22.7% corresponding to Ternium and the remainder 5% corresponding to TenarisConfab) of Usiminas’ voting capital. As a result, Usiminas’ control group, which holds, in the aggregate, 322.7 million ordinary shares representing approximately 63.9% of Usiminas’ voting capital, is now formed as follows: Nippon Group (comprising Nippon Steel & Sumitomo Metal Corporation, Mitsubishi and Metal One), which holds approximately 46.1% of the total shares held by the control group; Ternium/Tenaris Group (comprising Ternium Investments, Siderar, Prosid and TenarisConfab), which holds approximately 43.3% (with 35.6% corresponding to Ternium and the remainder 7.7% corresponding to Tenaris) of the total shares held by the control group; and Previdência Usiminas (Usiminas’ employee pension fund), which holds the remainder 10.6%.

The rights of the members of Usiminas’ control group are governed by a shareholders’ agreement. Under such agreement, so long as the Nippon Group and Ternium/Tenaris Group each hold at least 25% of the total shares held by the control group, the Nippon Group and the Ternium/Tenaris Group shall, in the aggregate, nominate a majority of the members of the Usiminas’ board of directors (conselho de administração), with each such group nominating an equal number of directors (conselheiros de administração). Usiminas’ shareholders’ agreement further provides that the Nippon Group and the Ternium/Tenaris Group shall nominate, by consensus, the chairman (presidente) of Usiminas’ board of directors and Usiminas’ chief executive officer (diretor-presidente). In addition, the Nippon Group and the Ternium/Tenaris Group have the right to nominate one member of Usiminas’ executive management board (diretoria executiva) each. Any remaining Usiminas’ executive management board seats are filled with candidates nominated by Usiminas’ chief executive officer, which nominations shall require the approval of both the Nippon Group and the Ternium/Tenaris Group.

Under the Usiminas’ shareholders’ agreement, the Nippon Group, the Ternium/Tenaris Group and Previdência Usiminas are required to vote, and cause the Usiminas directors nominated by them to vote, as a single, unified block. Any and all decisions to be adopted by the members of the control group at Usiminas’ shareholders’ meetings, or by the directors nominated by them at any Usiminas’ board or directors’ meetings, shall require the consensus of both the Nippon Group and the Ternium/Tenaris Group, with decisions on certain extraordinary matters requiring the unanimous consent of the Nippon Group, the Ternium/Tenaris Group and Previdência Usiminas.

The rights of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders’ agreement.

In early 2013, Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN filed a lawsuit in Brazil against Ternium Investments, Siderar and TenarisConfab, alleging that, under applicable Brazilian laws and rules, they were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares. For further information related to this lawsuit, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments.”

In connection with the investment in Usiminas, the Company performed an impairment test over such investment as of December 31, 2012, and subsequently wrote down the investment by USD275.3 million. For further information regarding the performance of our investment in Usiminas in 2012, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2012 compared to Fiscal Year Ended December 31, 2011—Overview.”

Exiros. Exiros, which we own 50%/50% with Tenaris, has offices located in various countries and is in charge of the procurement of a majority of our purchases of raw materials and other products or services. Exiros’s objectives are to procure better purchase conditions and prices by exercising the improved bargaining power that results from combining the demand of products and services by both Ternium and Tenaris.

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

Overview

Ternium is a leading steel producer in Latin America. We manufacture and process a broad range of value-added steel products, including galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, and hot-rolled and cold-rolled steel, as well as slit and cut-to-length offerings through our service centers. We also produce long steel products, such as bars and wire rod. Our customers range from large global companies to small businesses operating in the construction, automotive, home appliances, capital goods, container, food and energy industries. Ternium has production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, as well as a network of service and distribution centers in Latin America that provide it with a strong position from which to serve its core markets. In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian flat steel market.

Ternium primarily sells its steel products in the regional markets of the Americas. Ternium provides specialized products and delivery services through its network of manufacturing facilities and service centers. We believe that Ternium is a leading supplier of flat steel products in Mexico and Argentina, a significant supplier of steel products in Colombia and in various other countries in South and Central America, and a competitive player in the international steel market for steel products. Through its network of commercial offices in several countries in Latin America, the United States and Spain, Ternium maintains an international presence that allows it to reach customers outside its local markets, achieve improved effectiveness in the supply of its products and in the procurement of semi-finished steel, and maintain a fluid commercial relationship with its customers by providing continuous services and assistance.

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

Ternium’s primary source of revenue is the sale of steel products. Management expects sales of steel products to continue to be Ternium’s primary source of revenue. The global market for such steel products is highly competitive, with the primary competitive factors being price, cost, product quality and customer service. The majority of Ternium’s sales are concentrated in the Americas. Specifically, Ternium’s largest markets are Mexico, Argentina and Colombia, where its main manufacturing facilities are located.

Ternium’s results are sensitive to economic activity and steel consumption. Ternium’s results of operations, which primarily depend on economic conditions in Mexico and Argentina, are also influenced by economic conditions in international and regional markets such as NAFTA, Mercosur and the Andean Community. Historically, annual steel consumption in the countries where Ternium operates has varied at a rate that is linked to the annual change in each country’s gross domestic product and per capita disposable income. The 2008 – 2009 global economic downturn resulted in an overall decreased demand for Ternium’s products. For example, apparent consumption of finished steel products decreased in 2009 by 15% in Mexico and 33% in Argentina. This economic downturn had a pronounced negative effect on Ternium’s business and results of operations in 2009. Subsequently, in 2010 – 2012, apparent steel consumption increased by 36% in Mexico, due mainly to the recovery of the industrial sector, and by 53% in Argentina, due to a broad recovery of economic activity. A protracted global recession or a depression would have a material adverse effect on the steel industry and Ternium.

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

Trends in the steel industry may also have an impact on Ternium’s results. In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially on downturn cycles, from substantial overcapacity. Currently, as a result of the 2008 – 2009 global downturn, the adverse economic conditions in Europe, a slowdown in China’s economic growth and the increase in steel production capacity in recent years, there are signs of excess capacity in all steel markets. It is possible that the industry’s excess capacity will result in depressed margins and industry weakness. Furthermore, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and current smaller competitors in the steel market could become larger competitors in the future. Intense competition could cause Ternium to lose its share in certain markets and adversely affect its sales and revenue.

Ternium’s production costs are sensitive to prices of raw materials, slabs and energy, which reflect supply and demand factors in the global steel industry. Ternium purchases substantial quantities of raw materials (including iron ore, coal, ferroalloys and scrap) and slabs for use in the production of its steel products. The availability and price of these and other inputs vary, sometimes significantly, according to general market and economic conditions. In addition to raw materials and slabs, natural gas and electricity are both important components of Ternium’s cost structure. Ternium generally purchases these inputs at market or market based prices; accordingly, price fluctuations in these inputs, which may also vary according to general market and economic conditions, necessarily impact Ternium’s production costs.

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

Changes in prevailing exchange rates had a significant impact on Ternium’s results in the past and, in the future, could impact results from subsidiaries with a functional currency other than the U.S. dollar. In accordance with IFRS, during the years ended December 31, 2011 and 2010, Ternium’s subsidiaries in Mexico, Argentina and Colombia prepared financial statements in their local currencies and recorded foreign exchange results on their net non-local currency positions when their local currencies revaluated or devaluated to other currencies. However, effective as of January 1, 2012, the functional currency of our Mexican and Colombian subsidiaries changed to the U.S. dollar. Fluctuations in the local currencies against the U.S. dollar had, and in the case of the Argentine subsidiary, may also have in the future, an impact on Ternium’s results. In 2011, net foreign exchange result was a loss of USD236.1 million, which was primarily due to the impact of the Mexican peso’s 13% devaluation on Ternium Mexico’s U.S. dollar denominated debt. This non-cash result when measured in U.S. dollars was offset by changes in Ternium’s net equity position in the currency translation adjustment, or CTA, line, as the value of Ternium Mexico’s U.S. dollar-denominated debt was not affected by foreign currency fluctuation when stated in U.S. dollar terms in Ternium’s consolidated financial statements. In 2012, net foreign exchange result was a gain of USD11.4 million, which had no impact of the Mexican peso’s fluctuation in the year on Ternium Mexico’s U.S. dollar denominated debt, due to the mentioned change of the functional currency of our Mexican subsidiaries to U.S. dollars, effective as of January 1, 2012. For information on the change in the functional currency of the Mexican subsidiaries, see “—Overview — Change in functional currency of Mexican subsidiaries.”

Changes in prevailing exchange rates have had an impact on Ternium’s comprehensive results in the past and could impact comprehensive results from subsidiaries and investments with a functional currency other than the U.S. dollar in the future. In accordance with IFRS, Ternium records currency translation adjustments in its consolidated statements of comprehensive income. These adjustments do not affect results but, instead, have an impact on net worth. Currency translation adjustments were a loss of USD425.4 million in 2012, a loss of USD433.6 million in 2011 and a gain of USD35.9 million in 2010. In 2012, these adjustments were mainly related to the effect of the Brazilian real devaluation on the U.S. dollar value of Ternium’s investment in Usiminas and the Argentine peso devaluation on the U.S. dollar value of Siderar’s assets; in 2011, they were mostly related to the effect of the Mexican peso devaluation on the U.S. dollar value of Ternium Mexico’s assets, as the functional currency of our Mexican subsidiary was still the Mexican peso in 2011. For information on the change in the functional currency of the Mexican subsidiaries, see “—Overview — Change in functional currency of Mexican subsidiaries.”

Ternium’s reported cash flows for 2010, 2011 and 2012 include non-recurring payments received in connection with the transfer of our interest in Sidor to Venezuela. On May 7, 2009, we completed the transfer of our entire 59.7% interest in Sidor to CVG. Ternium agreed to receive an aggregate amount of USD1.97 billion as compensation for its Sidor shares. Ternium received payments from CVG, including interest, totaling USD953.6 million, USD767.4 million, USD133.1 million and USD136.7 million in 2009, 2010, 2011 and 2012, respectively. With the last payment in October 2012, the pending dispute relating to the nationalization of Sidor was resolved. For more information on the Sidor nationalization process, see note 27 to our audited consolidated financial statements included elsewhere in this annual report.

Reportable segments

Following the new internal organization and reporting used by our chief operating decision maker for making decisions, allocating resources and assessing performance, we determined to change our operating and reportable segments effective for the year ended December 31, 2012. See note 4 (w) to our audited consolidated financial statements included elsewhere in this annual report. Following this decision, our former flat steel segment and long steel segment have been combined into our new “Steel” operating segment, and we report our mining activities as a separate “Mining” operating segment. Our financial results for the years ended December 31, 2011 and 2010, as described under “—A. Results of Operations” below, are presented on the basis of our new operating and reportable segments, Steel and Mining.

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

The principal estimates and assumptions made by management that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Income taxes. Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Although we believe our estimates are appropriate, significant differences in actual performance of the asset or group of assets may materially affect our asset values and results of operation.

Loss contingencies. Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD17.5 million and USD15.3 million as of December 31, 2012 and 2011, respectively.

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

As of December 31, 2012 and 2011, the Company recorded no allowance for net realizable value and USD66.1 million and USD59.9 million, respectively, as allowance for obsolescence.

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

•	whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected;

•	whether it is becoming probable that the investee will enter bankruptcy or other financial reorganization, or is experiencing other financial difficulty;

•	whether observable data indicates that there is a measurable decrease in the estimated future cash flows of the investee since the initial recognition; and

•	whether the lender of the investee, for economic or legal reasons relating to the investee’s financial difficulty, has granted a concession that the lender would not otherwise consider.

Except as described below with respect to the impairment of our investment in Usiminas in 2012, none of the Company’s cash generating units (CGUs) were tested for impairment in 2012, 2011 or 2010 (other than on goodwill as described below), as no impairment indicators were identified. Based on the information currently available to us, as of the date of this annual report, the Company is not aware of any factors that would lead to the recognition of future impairment charges. Any such impairment charges could have a material adverse effect on Ternium’s results of operations, financial condition and net worth.

In connection with the investment in Usiminas, the Company performed an impairment test over such investment as of December 31, 2012, and subsequently wrote down the investment by USD275.3 million, to USD1.6 billion. This charge was recorded in the fourth quarter of 2012. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in Ternium’s forecast of long term iron ore prices that affected cash flow expectations. For further information on the Usiminas investment, see note 3 to our audited consolidated financial statements included elsewhere in this annual report. Any further write down to Ternium’s investment in Usiminas could have a material adverse effect on Ternium’s results of operations, financial condition and net worth.

Goodwill impairment test. Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator. Goodwill is tested at the level of the CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the following accounting policy:

•

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

•

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

•

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU’s activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

•

Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

•

Cash flows are discounted at post-tax rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium’s weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2012 the discount rate used to test goodwill allocated to the Mexico CGUs (of Steel and Mining) for impairment was 10.0%.

•

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

At December 31, 2012, 2011 and 2010, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill). Any future impairment charge could have a material adverse effect on Ternium’s results of operations, financial condition and net worth. For a discussion of the impairment of our investment in Usiminas, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2012 compared to Fiscal Year Ended December 31, 2011—Overview.”

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

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2012 and 2011, allowance for doubtful accounts totaled USD15.3 million and USD16.1 million, respectively.

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

Following the restructuring of our internal organization and reporting used by our chief operating decision maker for making decisions, allocating resources and assessing performance of Ternium and its subsidiaries, we determined to change our operating and reportable segments effective for the year ended December 31, 2012. See note 4 (w) to our audited consolidated financial statements included elsewhere in this annual report. Following this decision, our former flat steel segment and long steel segment have been combined into a new “Steel” operating segment, and we now report our mining activities as a separate “Mining” operating segment. Our results of operations presented below, including for the years ended December 31, 2011 and 2010, are on the basis of our new operating and reportable segments: Steel and Mining.

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	2012	2011	2010	2009	2008
Selected consolidated income statement data

Continuing operations
Net sales	8,608,054	9,122,832	7,339,901	4,922,984	8,422,817
Cost of sales	(6,871,090)	(7,020,127)	(5,560,201)	(4,087,165)	(6,098,790)

Gross profit	1,736,964	2,102,706	1,779,700	835,819	2,324,027
Selling, general and administrative expenses	(809,181)	(839,362)	(738,304)	(526,615)	(663,843)
Other operating (expenses) income, net	(11,881)	(11,495)	2,162	(20,557)	8,700

Operating income	915,903	1,251,849	1,043,558	288,647	1,668,884

Interest expense	(144,439)	(100,712)	(72,953)	(105,754)	(136,111)
Interest income	19,226	39,981	87,323	157,021	32,174
Other financial income (expenses), net	7,866	(239,691)	114,867	81,336	(692,304)
Equity in (losses) earnings of non-consolidated companies	(346,833)	10,137	12,867	7,249	5,575

Income before income tax expense	451,722	961,563	1,185,662	428,499	878,218
Income tax expense, benefit
Current and deferred income tax expense	(264,567)	(311,655)	(406,191)	(89,398)	(256,414)
Reversal of deferred statutory profit sharing	—	—	—	—	96,265

Income from continuing operations	187,154	649,907	779,470	339,101	718,069

Discontinued operations
Income from discontinued operations	—	—	—	428,023	157,095

Profit for the year	187,154	649,907	779,470	767,124	875,164

Attributable to:
Equity holders of the Company	139,235	513,540	622,076	717,400	715,418
Non-controlling interest	47,919	136,367	157,394	49,724	159,746

	187,154	649,907	779,470	767,124	875,164

Depreciation and amortization	370,855	395,989	374,201	374,815	404,808
Weighted average number of shares (1)	1,963,076,776	1,968,327,917	2,004,743,442	2,004,743,442	2,004,743,442

Basic earnings per share (expressed in USD per share) for profit: (2) (3)
From continuing operations attributable to the equity holders of the Company	0.07	0.26	0.31	0.15	0.27
From discontinued operations attributable to the equity holders of the Company	—	—	—	0.21	0.09
For the year attributable to the equity holders of the Company	0.07	0.26	0.31	0.36	0.36
Dividends per share	0.065 (4)	0.075	0.075	0.050	—
Dividends per share (expressed in EUR)	0.051 (4)	0.057	0.052	0.041	—

(1)	Of the 2,004,743,442 shares issued as of December 31, 2012, Ternium held 41,666,666 through its wholly-owned subsidiary Ternium International Inc. and such shares were not considered outstanding. For further information related to the repurchase of shares in 2011, see note 30 to our audited consolidated financial statements included elsewhere in this annual report.
(2)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement includes the portion attributable to non-controlling interest. Basic earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(3)	Diluted earnings per share (expressed in USD per share), equals basic earnings per share.
(4)	Reflects dividend proposal submitted to the shareholders’ meeting to be held on May 2, 2013.

In thousands U.S. dollars	At December 31,
(except number of shares and per share data)	2012	2011	2010	2009	2008
Selected consolidated balance sheet data

Non-current assets	7,211,371	5,195,688	5,600,608	5,287,744	5,515,687
Property, plant and equipment, net	4,438,117	3,969,187	4,203,685	3,983,887	4,149,959
Other non-current assets (1)	2,773,254	1,226,501	1,396,923	1,303,857	1,365,728
Current assets	3,655,628	5,547,374	5,499,306	5,014,144	5,146,876
Cash and cash equivalents	560,307	2,158,044	1,779,294	2,093,800	1,065,319
Other current assets (2)	3,083,303	3,378,956	3,710,050	2,911,099	4,076,224
Non-current assets classified as held for sale	12,018	10,374	9,961	9,246	5,333

Total assets	10,866,999	10,743,062	11,099,914	10,301,888	10,662,563

Capital and reserves attributable to the Company’s equity holders (3)	5,420,883	5,756,371	5,880,740	5,296,342	4,597,370
Non-controlling interest	1,074,763	1,084,827	1,135,361	964,897	964,094

Non-current liabilities	2,245,907	1,922,481	2,527,702	2,860,775	3,364,348

Borrowings	1,302,753	948,495	1,426,574	1,787,204	2,325,221
Deferred income tax	682,091	740,576	869,474	848,215	802,674
Other non-current liabilities	261,063	233,410	231,655	225,356	236,453

Current liabilities	2,125,446	1,979,383	1,556,110	1,179,874	1,736,751

Borrowings	1,121,610	1,047,641	513,083	538,832	940,667
Other current liabilities	1,003,836	931,742	1,043,028	641,042	796,084

Total liabilities	4,371,353	3,901,864	4,083,813	4,040,649	5,101,099
Total equity and liabilities	10,866,999	10,743,062	11,099,914	10,301,888	10,662,563

Number of shares (3)	1,963,076,776	1,963,076,776	2,004,743,442	2,004,743,442	2,004,743,442

(1)	As of December 31, 2012, 2011, 2010, 2009 and 2008, includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of USD663.8 million, USD663.8 million, USD750.1 million, USD708.6 million and USD683.7 million, respectively.
(2)	As of December 31, 2012, 2011, 2010, 2009 and 2008, includes financial assets with maturity of more than three months for a total amount of USD160.8 million, USD281.7 million, USD848.4 million, USD46.8 million and USD90.0 million, respectively.
(3)	The Company’s share capital as of December 31, 2012, 2011, 2010, 2009 and 2008 was represented by 2,004,743,442 shares, par value USD1.00 per share, for a total amount of USD2.0 billion. Of the 2,004,743,442 shares, as of December 31, 2012 and 2011, Ternium held 41,666,666 through its wholly-owned subsidiary Ternium International Inc. For further information related to the repurchase of these shares in 2011, see note 30 to our audited consolidated financial statements included elsewhere in this annual report.

Fiscal Year Ended December 31, 2012 compared to Fiscal Year Ended December 31, 2011

Overview

Apparent steel use in Mexico increased 9.7% year-over-year in 2012 to approximately 20.1 million tons, as a result of an expansion in key steel consuming sectors such as construction and automotive. Mexico’s GDP increased 3.9% year-over-year, reflecting a broad-based increase in activity. In Argentina, apparent steel use decreased 8.3% year-over-year in 2012 to approximately 4.9 million tons, in a period characterized by lower activity levels, particularly in the automotive and agricultural sectors, as the country’s growth pace was reduced to a 1.3% year-over-year GDP expansion. In Colombia apparent steel use increased 6.6% year-over-year in 2012 to approximately 3.4 million tons, with the construction and industrial sectors exhibiting strong performance in 2012, and reflecting a broad-based increase in activity, as GDP grew 4.7% year-over-year.

Ternium’s operating income in 2012 was USD915.9 million, USD335.9 million lower than in 2011, mainly as a result of a USD43 reduction in steel revenue per ton, partially offset by a slight decrease in steel operating cost per ton. Operating cost per ton is equal to cost of sales plus selling, general and administrative expenses, divided by shipments expressed in tons.

In accordance with IFRS guidance, Ternium performed an impairment test of its investment in Usiminas and subsequently wrote down such investment by USD275.3 million. See “- Overview - Useful lives and impairment of property, plant, equipment and other long–lived assets”. In 2012, Ternium’s investment in Usiminas, which is accounted for under the equity method, contributed a total loss of USD363.9 million, reflected in net income, mainly as a result of the above mentioned impairment, a USD51.5 million depreciation related to the difference between the fair value and book value of fixed assets, and a USD37.1 million loss from net losses in the year. In addition, Ternium’s investment in Usiminas contributed to a USD282.7 million currency translation adjustment loss recorded in the consolidated statements of comprehensive income, related to the devaluation of the Brazilian real. The book value of Usiminas, as reflected in Ternium’s financial statements, decreased from USD2.2 billion as of January 16, 2012, to USD1.6 billion as of December 31, 2012. For further information on the Usiminas investment, see note 3 to our audited consolidated financial statements included elsewhere in this annual report. Any further write down to Ternium’s investment in Usiminas could have a material adverse effect on Ternium’s results, financial condition and net worth. See Item 3. “Key Information—D. Risk Factors— Risks Relating to our Business.”

Ternium’s net income in 2012 was USD187.2 million, a decrease of USD462.8 million year-over-year, mainly due to a USD363.9 million loss related to our investment in Usiminas, partially offset by a USD183.1 million lower net financial expense and a consequently lower income tax expense. The change in net financial results was principally attributable to lower net foreign exchange non-cash losses following the change in the functional currency of Ternium’s Mexican subsidiaries, effective as of January 1, 2012, as there was no impact of the Mexican peso fluctuation on Ternium’s Mexican subsidiaries’ U.S. dollar denominated debt in 2012, partially offset by higher net interest expenses due to a higher net indebtedness in 2012.

Net Sales

Net sales were USD8.6 billion in 2012, 6% lower than net sales in 2011, reflecting a decrease in net sales across all regions. The following table shows Ternium’s total consolidated net sales for 2012 and 2011:

	Net sales (million USD)
	2012	2011	Dif.
Mexico	4,457.3	4,501.8	-1%
Southern Region	2,737.4	2,962.3	-8%
Other Markets	1,377.2	1,545.8	-11%

Total steel products consolidated net sales	8,572.0	9,009.9	-5%
Other products (1)	29.1	49.0	-41%

Total steel segment net sales	8,601.1	9,058.9	-5%

Total mining segment net sales	190.7	213.2	-11%

Intersegment eliminations	(183.8)	(149.3)

Total consolidated net sales	8,608.1	9,122.8	-6%

(1)	The item “Other products” primarily includes pig iron and pre-engineered metal buildings.

Cost of sales

Cost of sales was USD6.9 billion in 2012, a decrease of USD149.0 million, or 2%, compared to 2011. The decrease was due to a USD195.7 million, or 3%, decrease in raw material and consumables used, mainly reflecting a reduction in raw material costs and lower sales volumes, partially offset by a USD46.6 million increase in other costs, including a USD55.3 million increase in maintenance expenses, a USD21.2 million increase in labor costs, a USD13.0 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, and a USD9.6 million decrease in services and fees expenses.

Selling, general and administrative expenses

Selling, general and administrative (SG&A) expenses in 2012 were USD809.2 million, or 9.4% of net sales, a decrease of USD30.2 million compared to 2011, mainly due to a USD12.1 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, a USD10.7 million decrease in maintenance expenses, a USD6.5 million decrease in freight and transportation expenses and a USD6.1 million decrease in tax expenses (other than income tax), partially offset by a USD6.9 million increase in labor expenses.

Operating income

Operating income in 2012 was USD915.9 million, or 11% of net sales, compared to operating income of USD1.3 billion, or 14% of net sales, in 2011. The following table shows Ternium’s operating income by segment for 2012 and 2011:

In millions of U.S. dollars	Steel segment		Mining segment		Intersegment eliminations		Total
	2012	2011	2012	2011	2012	2011	2012	2011

Net Sales	8,601.1	9,058.9	190.7	213.2	(183.8)	(149.3)	8,608.1	9,122.8
Cost of sales	(6,914.7)	(7,000.7)	(132.4)	(164.3)	175.9	144.9	(6,871.1)	(7,020.1)
SG&A expenses	(804.7)	(833.4)	(4.5)	(5.9)	—	—	(809.2)	(839.4)
Other operating (expenses) income, net	(12.3)	(10.8)	0.4	(0.7)	—	—	(11.9)	(11.5)
Operating income	869.5	1,214.1	54.2	42.3	(7.9)	(4.5)	915.9	1,251.8

Steel reporting segment

The steel segment’s operating income was USD869.5 million in 2012, a decrease of USD344.6 million compared to 2011, reflecting lower sales partially offset by slightly lower operating cost.

Sales of steel products in 2012 decreased 5% compared to 2011, reflecting a USD43 or 4% decrease in revenue per ton mainly due to lower steel prices in Mexico, and a 55,000 ton or 1% decrease in total shipments mainly as a result of lower sales volume in the Southern Region and Other Markets, partially offset by higher shipments in Mexico.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2012	2011	Dif.	2012	2011	Dif.	2012	2011	Dif.
Mexico	4,457.3	4,501.8	-1%	4,952.4	4,683.2	6%	900	961	-6%
Southern Region	2,737.4	2,962.3	-8%	2,444.5	2,635.3	-7%	1,120	1,124	0%
Other Markets	1,377.2	1,545.8	-11%	1,371.2	1,505.0	-9%	1,004	1,027	-2%
Total steel products	8,572.0	9,009.9	-5%	8,768.2	8,823.6	-1%	978	1,021	-4%
Other products (1)	29.1	49.0	-41%
Total steel segment	8,601.1	9,058.9	-5%

(1)	Primarily includes pig iron and pre-engineered metal buildings.

Operating cost decreased 1%, reflecting a 1% decrease in total shipments and a relatively stable operating cost per ton as higher maintenance expenses and labor costs were partially offset by lower raw material costs, a decrease in depreciation of property, plant and equipment and amortization of intangible assets, and a decrease in services and fees expenses.

Mining reporting segment

The mining segment’s operating income was USD54.2 million in 2012, an increase of USD12.0 million compared to 2011, reflecting lower operating costs, partially offset by lower sales.

Sales of mining products in 2012 decreased 11% compared to 2011, mainly due to lower iron ore export volumes.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2012	2011	Dif.	2012	2011	Dif.	2012	2011	Dif.
Mining segment	190.7	213.2	-11%	1,862.6	2,050.5	-9%	102	104	-2%

Operating cost decreased 20%, reflecting a 9% decrease in shipments and a 12% decrease in operating cost per ton. The decrease in cost per ton in 2012 was mainly the result of a lower participation of the iron ore trading activities in the sales mix, partially offset by higher production costs (including higher purchases of third parties’ ore for processing, and higher freight costs and mining fees).

Net financial results

Net financial results were a USD117.3 million loss in 2012, compared to a USD300.4 million loss in 2011.

In 2012, Ternium’s net interest expense totaled a USD125.2 million loss, an increase of USD64.5 million from the net interest expense in 2011, mainly reflecting higher net indebtedness and weighted average cost of debt.

Net foreign exchange result was a gain of USD11.4 million in 2012, compared to a loss of USD236.1 million in 2011. The 2011 loss was primarily due to the impact of the Mexican peso’s 13.1% devaluation on Ternium’s Mexican subsidiaries’ U.S. dollar denominated debt. The 2011 non-cash result was offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s U.S. dollar denominated debt was not altered by the Mexican peso’s fluctuation when stated in U.S. dollars in Ternium’s consolidated financial statements. These losses did not recur in 2012 as Ternium’s Mexican subsidiaries adopted the U.S. dollar as their functional currency on January 1, 2012.

Change in fair value of financial instruments included in net financial results in 2012 was an USD11.0 million gain, compared with an USD8.0 million gain in 2011. These results were mainly related to certain derivative instruments entered into by Ternium to cover currency and interest rate exposure in its subsidiaries and to results from the fair value of financial investments.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies was a loss of USD346.8 million in 2012, compared to a gain of USD10.1 million in 2011. Equity in results of non-consolidated companies in 2012 included a USD363.9 million loss related to Ternium’s investment in Usiminas partially offset by a USD14.1 million gain related to Ternium’s participation in Consorcio Peña Colorada. Such loss included the previously mentioned USD275.3 million impairment, a USD51.5 million depreciation of the difference between the fair value and book value of net assets and a USD37.1 million loss from Usiminas’ net losses in the year.

Income tax expense

Income tax expense in 2012 was USD264.6 million, or 59% of income before income tax expense, compared with an income tax expense of USD311.7 million in 2011, or 32% of income before income tax expense. The effective tax rate in 2012 increased mainly as a result of losses related to the Company’s investment in Usiminas, as most of such losses did not generate tax credits.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests in 2012 was USD47.9 million, compared to USD136.4 million in 2011, mainly due to a lower result attributable to non-controlling interest in Siderar, partially offset by a higher result attributable to non-controlling interest in Ternium Mexico.

Fiscal Year Ended December 31, 2011 compared to Fiscal Year Ended December 31, 2010

Overview

In 2011, apparent steel use increased 6.0% year-over-year in Mexico to 18.3 million tons. GDP grew 3.9% in the year, consolidating the 2010 recovery. Mexico showed a broad-based increase in activity in 2011, featuring an expansion in key steel consuming sectors such as construction and automotive. The steel market of Argentina showed a 15.5% year-over-year increase in apparent steel use during 2011, to 5.3 million tons. The economic activity in the country continued to grow during 2011, with an 8.9% GDP expansion. Construction activity consolidated its growth pace and the automotive sector which significantly expanded in 2010, showed healthy growth rates in 2011. In Colombia, apparent steel use increased 15.0% year-over-year in 2011 to 3.2 million tons, reflecting a good performance of the construction and industrial sectors (with the exception of the automotive industry). GDP grew 5.9% in the year.

Ternium’s operating income in 2011 was USD1.3 billion, compared to USD1.0 billion in 2010. This USD208.3 million year-over-year increase mainly reflects a 769,000 ton increase in steel shipments and a USD126 higher steel revenue per ton, partially offset by a USD109 higher steel operating cost per ton, which increased mainly due to higher raw material costs. Ternium’s net income was USD649.9 million, a decrease of USD129.6 million year-over-year mainly due to a USD429.7 million lower net financial result, partially offset by the above mentioned USD208.3 million increase in operating income and a USD94.5 million lower income tax expense. The year-over-year change in net financial results included a USD359.5 million net foreign exchange loss primarily due to the impact of the Mexican peso’s 13.1% depreciation on Ternium’s Mexican subsidiary’s U.S. dollar denominated debt in 2011, compared with a 5.4% Mexican peso appreciation in 2010, and a USD49.6 million lower interest income on the Sidor financial asset in 2011. For more information on the Sidor nationalization process, see note 27 to our audited consolidated financial statements included elsewhere in this annual report.

Net Sales

Net sales were USD9.1 billion in 2011, 24% higher than net sales in 2010, reflecting an increase in steel sales in all regions and Ternium’s increased participation in the Colombian steel market. The following table shows Ternium’s total consolidated net sales for 2011 and 2010:

	Net sales (million USD)
	2011	2010	Dif.
Mexico	4,501.8	3,779.2	19%
Southern Region	2,962.3	2,417.9	23%
Other Markets	1,545.8	1,012.5	53%

Total steel products consolidated net sales	9,009.9	7,209.5	25%
Other products (1)	49.0	56.2	13%

Total steel segment net sales	9,058.9	7,265.7	25%

Total mining segment net sales	213.2	201.9	6%

Intersegment eliminations	(149.3)	(127.7)

Total consolidated net sales	9,122.8	7,339.9	24%

Cost of sales

Cost of sales was USD7.0 billion in 2011, an increase of USD1.5 billion, or 26%, compared to 2010. This was due to a USD1.3 billion, or 30%, increase in raw material costs and consumables used, reflecting a 10% increase in sales volumes and higher raw material and purchased slab costs, and a USD151.1 million, or 12%, increase in other costs, including an USD84.1 million increase in labor, a USD43.1 million increase in services and maintenance expenses (reflecting higher activity levels and labor costs) and a USD27.0 million increase in depreciation of property, plant and equipment.

Selling, general and administrative expenses

SG&A expenses in 2011 were USD839.4 million, or 9% of net sales, compared with USD738.3 million, or 10% of net sales, in 2010. The USD101.1 million increase in SG&A was mainly due to a USD37.4 million increase in freight expenses, USD35.3 million increase in labor costs and USD30.6 million increase in taxes, related to increased activity levels and the consolidation of Ferrasa from August 25, 2010.

Operating income

Operating income in 2011 was USD1.3 billion, or 14% of net sales, compared to operating income of USD1.0 billion, or 14% of net sales, in 2010. The following table shows Ternium’s operating income by segment for 2011 and 2010:

In millions of U.S. dollars	Steel segment		Mining segment		Intersegment eliminations		Total
	2011	2010	2011	2010	2011	2010	2011	2010

Net Sales	9,058.9	7,265.7	213.2	201.9	(149.3)	(127.7)	9,122.8	7,339.9
Cost of sales	(7,000.7)	(5,517.2)	(164.3)	(170.7)	144.9	127.7	(7,020.1)	(5,560.2)
SG&A expenses	(833.4)	(734.1)	(5.9)	(4.2)	—	—	(839.4)	(738.3)
Other operating (expenses) income, net	(10.8)	4.7	(0.7)	(2.5)	—	—	(11.5)	2.2
Operating income	1,214.1	1,019.0	42.3	24.5	(4.5)	—	1,251.8	1,043.6

Steel reporting segment

The steel segment’s operating income was USD1.2 billion in 2011, an increase of USD195.1 million compared to 2010, reflecting higher sales partially offset by higher operating cost.

Sales of steel products in 2011 increased 25% compared to 2010, reflecting a 769,000 ton or 10% increase in shipments, mainly due to higher demand for steel products and Ternium’s increased participation in the Colombian steel market, and a USD126 or 14% increase in revenue per ton shipped, mainly due to higher steel prices in Ternium’s main steel markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2011	2010	Dif.	2011	2010	Dif.	2011	2010	Dif.
Mexico	4,501.8	3,779.2	19%	4,683.2	4,466.9	5%	961	846	14%
Southern Region	2,962.3	2,417.9	23%	2,635.3	2,396.4	10%	1,124	1,009	11%
Other Markets	1,545.8	1,012.5	53%	1,505.0	1,191.3	26%	1,027	850	21%
Total steel products	9,009.9	7,209.5	25%	8,823.6	8,054.6	10%	1,021	895	14%
Other products (1)	49.0	56.2	13%
Total steel segment	9,058.9	7,265.7	25%

(1)	Primarily includes pig iron and pre-engineered metal buildings.

Operating costs increased 25%, reflecting a 10% increase in shipments and a 14% increase in operating cost per ton mainly from higher raw material and purchased slab costs, as well as higher labor costs, services expenses and depreciation of property, plant and equipment.

Mining reporting segment

The mining segment’s operating income was USD42.3 million in 2011, an increase of USD17.8 million compared to 2010, reflecting higher sales and lower operating costs.

Iron ore sales in 2011 increased 6% compared to 2010, reflecting a 16% increase in revenue per ton, partially offset by a 9% decrease in shipments, mainly due to lower exports of iron ore.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2011	2010	Dif.	2011	2010	Dif.	2011	2010	Dif.
Mining segment	213.2	201.9	6%	2,050.5	2,250.4	-9%	104	90	16%

Operating costs decreased 3%, reflecting a 9% decrease in shipments, partially offset by a 7% increase in operating cost per ton. The increase in cost per ton in 2011 was mainly the result of higher production costs (including higher mining fees, energy costs and higher purchases of third parties’ ore for processing), partially offset by a lower participation of iron ore trading activities in the sales mix.

Net financial results

Net financial results were a USD300.4 million loss in 2011, compared with a USD129.2 million gain in 2010.

In 2011, Ternium’s net interest expense totaled USD60.7 million, higher than the USD14.4 million in 2010, mainly reflecting higher net indebtedness and average interest rates.

Interest income on the Sidor financial asset was USD11.4 million in 2011, compared to USD61.0 million in 2010. These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009. The decrease reflects the reduction in the notional amount of the Sidor financial asset over time.

Net foreign exchange result was a loss of USD236.1 million in 2011, compared to a gain of USD123.4 million in 2010. The loss in 2011 was primarily due to the impact of the Mexican peso’s 13.1% depreciation on Ternium’s Mexican subsidiary’s U.S. dollar denominated debt. During 2011 and 2010, Ternium Mexico prepared its financial statements in Mexican pesos and registered foreign exchange results on its net non-Mexican pesos positions when the Mexican peso revaluated or devaluated relative to other currencies. See “- Overview - Prevailing exchange rates have had an impact on Ternium’s results in the past and could impact results again in the future.”

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies was a USD10.1 million gain in 2011, compared to a USD12.9 million gain in 2010. Equity in results of non-consolidated companies was related mainly to Ternium’s participation in Consorcio Peña Colorada.

Income tax expense

Income tax expense in 2011 was USD311.7 million, or 32% of income before income tax expense, compared with an income tax expense of USD406.2 million in 2010, or 34% of income before income tax expense.

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

We obtain funds from our operations, as well as from short-term and long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, and our acquisitions (for further information on capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program”). In addition, during 2010, 2011 and 2012, we had total cash inflows of USD1.0 billion in connection with compensation payments for the nationalization of our participation in Sidor. For more information on the

Sidor nationalization process, see note 27 to our audited consolidated financial statements included elsewhere in this annual report. We hold money market investments, time deposits and variable-rate or fixed-rate securities from investment grade issuers. During 2010, 2011 and 2012 our gross financial indebtedness remained relatively stable, increasing slightly from USD2.3 billion at the end of 2009 to USD2.4 billion at the end of 2012. In April 2011, we successfully negotiated an extension of the maturities under Ternium Mexico’s 2007 syndicated loan facility, pursuant to which USD803 million of principal originally maturing in 2012 was extended and is being paid by Ternium Mexico in four equal semiannual installments, commencing in January 2013. See note 24 to our audited consolidated financial statements included elsewhere in this annual report for further information. During the first quarter of 2012, we invested USD2.2 billion in the purchase of the stake in Usiminas. For further information on the Usiminas transaction, see note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Management believes that funds from operations will be sufficient to satisfy our current working capital needs and service our debt in the foreseeable future. Although Ternium has access to the credit markets, it has not negotiated additional committed credit facilities for these purposes. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

The following table shows the changes in our cash and cash equivalents for each of the periods indicated below:

	For the year ended December 31,
In thousands of U.S. dollars	2012	2011	2010
Net cash provided by operating activities	1,055,092	622,370	797,256
Net cash provided by (used in) investing activities	(2,994,747)	145,991	(459,382)
Net cash provided by (used in) financing activities	348,200	(364,570)	(653,416)

Increase (decrease) in cash and cash equivalents	(1,591,455)	403,791	(315,542)
Effect of exchange rate changes	(6,282)	(25,042)	1,037
Cash and cash equivalents at the beginning of the year	2,158,044	1,779,295	2,093,800

Cash and cash equivalents at the end of the year (1)	560,307	2,158,044	1,779,295

(1)	In addition, at December 31, 2010 , 2011 and 2012, Ternium had USD848.4, USD281.7 and USD160.8 million of other investments with maturities of more than three months, respectively, and USD12.3, USD0.2 and USD0.9 million in restricted cash, respectively.

Fiscal Year Ended December 31, 2012 compared to Fiscal Year Ended December 31, 2011

Overview

During 2012, Ternium’s primary source of funding was net cash provided by operating activities and proceeds from borrowings.

Cash and cash equivalents as of December 31, 2012 were USD560.3 million, a USD1.6 billion decrease from USD2.2 billion at the end of the previous year. The decrease was mainly attributable to net cash used in investing activities of USD3.0 billion, partially offset by net cash provided by operating activities of USD1.1 billion and net cash provided by financing activities of USD348.2 million.

In addition to cash and cash equivalents, as of December 31, 2012, we held other investments with maturity of more than three months for a total amount of USD160.8 million, a decrease of USD120.9 million compared to December 31, 2011.

Operating activities

Net cash provided by operating activities was USD1.1 billion in 2012, compared to USD622.4 million in 2011, a year-over-year increase of USD432.7 million, mainly related a decrease in working capital of USD23.5 million in 2012, compared to an increase in working capital of USD399.3 million in 2011.

The decrease in working capital during 2012 was the result of an aggregate USD51.4 million net increase in accounts payable and other liabilities, and a USD20.2 million decrease in inventories, partially offset by an aggregate USD48.1 million net increase in trade and other receivables. Inventories decreased in 2012 mainly reflecting lower costs, partially offset by higher volumes, of purchased steel and raw materials (as shown in the table below).

	Change in inventory Dec‘12 / Dec‘11
	(in millions of USD)
	Price	Volume	Total
Finished goods	(4.3)	(2.4)	(6.7)
Goods in process	(36.8)	(2.1)	(38.8)
Raw materials, supplies and allowances	(114.1)	139.5	25.3

Total	(155.2)	135.0	(20.2)

Investing activities

Net cash used in investing activities in 2012 was USD3.0 billion, compared to net cash provided by investing activities of USD146.0 million in 2011. This change was primarily attributable to the following:

•

an increase in net cash used in acquisition of businesses of USD2.2 billion, mostly associated with the acquisition of an equity participation in Usiminas in 2012 (for further information on the Usiminas transaction, please see note 3 to our audited consolidated financial statements included in this annual report);

•

a lower decrease in other investments of USD460.3 million, consisting mainly of financial investments with maturity of more than three months (from USD588.2 million in 2011 to USD127.9 million in 2012); and

•	an increase of USD445.6 million in capital expenditures (from USD577.0 million in 2011 to USD1.0 billion in 2012).

Financing activities

Net cash provided by financing activities was USD348.2 million in 2012, compared to net cash used in financing activities of USD364.6 million in 2011. This change was primarily attributable to the following:

•	a net increase of USD435.6 million in proceeds from borrowings (from USD34.0 million in 2011 to USD469.7 million in 2012);

•	a repurchase of treasury shares of USD150.0 million in 2011; and

•	a decrease of USD124.7 million in dividends paid in cash by subsidiary companies (from USD140.6 million in 2011 to USD15.9 million in 2012).

Fiscal Year Ended December 31, 2011 compared to Fiscal Year Ended December 31, 2010

Overview

During 2011, Ternium’s primary source of funding was net cash provided by operating activities.

Cash and cash equivalents as of December 31, 2011 were USD2.2 billion, a USD378.7 million increase from USD1.8 billion at the end of the previous year. This increase is mainly attributable to net cash provided by operating activities of USD622.4 million and net cash provided by investing activities of USD146.0 million, partially offset by net cash used in financing activities of USD364.6 million.

In addition to cash and cash equivalents, as of December 31, 2011, we held other investments with maturities of more than three months for a total amount of USD281.7 million, decreasing USD566.7 million compared to December 31, 2010.

Operating activities

Net cash provided by operating activities was USD622.4 million in 2011, compared to USD797.3 million in 2010, a year-over-year decrease of USD174.9 million. The main reasons for the reduction were:

•	a decrease in net income from continuing operations of USD129.6 million; and

•	a negative income tax accruals less payments adjustment of USD260.3 million in 2011, compared to a positive income tax accruals less payments adjustment of USD226.4 million in 2010;

partially offset by

•

a positive adjustment of net foreign exchange results and others of USD173.2 million in 2011, compared to a negative adjustment of net foreign exchange results and others of USD138.3 million in 2010, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar;

•	a positive adjustment of interest accruals less payments of USD43.0 million in 2011, compared to a negative adjustment of interest accruals less payments of USD0.1 million in 2010; and

•	an increase in working capital of USD399.3 million in 2011, compared to an increase in working capital of USD437.1 million in 2010.

The significant variation in working capital during 2011, as indicated above, was mainly attributable to an increase of USD410.0 million in inventory, reflecting higher costs as a result of higher input prices, as well as higher inventory volume of goods in process and raw materials partially offset by lower inventory volume of finished goods, as a result of increased operating activity (as shown in the table below).

	Change in inventory Dec‘11 / Dec‘10 (in millions of USD)
	Price	Volume	Total
Finished goods	52.1	(10.6)	41.5
Goods in process	96.6	25.7	122.3
Raw materials, supplies and allowances	198.4	47.8	246.2

Total	347.1	62.9	410.0

Investing activities

Net cash provided by investing activities in 2011 was USD146.0 million, compared to net cash used in investing activities of USD459.4 million in 2010. This change was primarily attributable to the following:

•

a decrease in net cash used in other investing activities of USD1.4 billion, consisting mainly of financial investments with maturities of more than three months, which decreased USD588.2 million in 2011, compared to an increase of USD820.7 million in 2010; and

•	a decrease in net cash used in acquisition of business of USD68.4 million, due to the acquisition of Ferrasa in 2010;

partially offset by

•	a decrease of USD634.3 million in the proceeds from the Sidor financial asset (from USD767.4 million in 2010 to USD133.1 million in 2011); and

•	an increase of USD237.6 million in capital expenditures (from USD339.4 million in 2010 to USD577.0 million in 2011).

Financing activities

Net cash used in financing activities was USD364.6 million in 2011, compared to USD653.4 million in 2010. This change was primarily attributable to the following:

•

a decrease in repayments of borrowings, net, of USD553.8 million, consisting of net proceeds from borrowings of USD34.0 million in 2011, compared to net repayment of borrowings of USD519.8 million in 2010;

partially offset by

•	a repurchase of shares of USD150.0 million in 2011;

•	an increase in dividends paid in cash by subsidiary companies of USD102.3 million; and

•	an increase in dividends paid in cash to Company’s shareholders of USD47.0 million.

Principal Sources of Funding

Funding Policies

Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. While Ternium currently does not have committed credit facilities available for borrowing, management believes that it could have access to external borrowing in case of any shortfalls. We obtain financing primarily in U.S. dollars, Argentine pesos, Mexican pesos and Colombian pesos. Whenever feasible, management bases its financing decisions, including the election of currency, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For further information on our financial risk management, see note 33 to our audited consolidated financial statements included elsewhere in this annual report.

Financial Liabilities

Our financial liabilities consist of loans with financial institutions and some pre-accorded overdraft transactions. As of December 31, 2012, these facilities were mainly denominated in U.S. dollars (70.3% of total financial liabilities), Argentine pesos (22.4% of total financial liabilities) and Colombian pesos (5.6% of total financial liabilities). Total financial debt (inclusive of principal and interest accrued thereon) increased by USD428.2 million in the year, from USD2.0 billion as of December 31, 2011, to USD2.4 billion as of December 31, 2012, mainly due to a new USD700 million syndicated term loan used for the purchase of shares of Usiminas and an increase in short term borrowings, partially offset by the repayment of principal and interest on borrowings related to prior acquisitions. As of December 2012, current borrowings were 46.3% of total borrowings, none of which corresponded to borrowings with related parties.

The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

In thousands of U.S. dollars	2012	2011	2010
Borrowings with related parties	—	12,182	—
Bank borrowings (1)	2,424,363	1,983,954	1,939,657

Total borrowings	2,424,363	1,996,136	1,939,657

(1)	Net of debt issuance costs

The weighted average interest rates at December 31, 2012, 2011 and 2010 shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of those instruments at December 31, 2012, 2011 and 2010, respectively, after giving effect to derivative financial instruments used to mitigate interest rate risk.

	2012	2011	2010

Bank borrowings	5.99%	5.13%	3.29%

As of December 31, 2012, the maturities of our financial liabilities were as follows:

In thousands of U.S. dollars	1 year	1 - 2	2 – 3	3 - 4	4 - 5	Over 5
At December 31, 2012	Or less	years	Years	Years	Years	Years	Total
Borrowings (1)(2)	1,121,609	634,977	235,938	273,625	102,283	55,931	2,424,363

Total borrowings	1,121,609	634,977	235,938	273,625	102,283	55,931	2,424,363

(1)	Borrowings are bank borrowings with third parties. See “—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”
(2)	Net of debt issuance costs.

For information on our derivative financial instruments, see Item 11. “Quantitative and Qualitative Disclosures About Market Risk” and note 23 to our audited consolidated financial statements included elsewhere in this annual report.

Most Significant Borrowings

Our most significant borrowings as of December 31, 2012 were those incurred under Ternium Mexico’s syndicated loan facility in relation to the Grupo Imsa transaction in July 2007 and those incurred under Ternium Investment’s syndicated loan facility in relation to the Usiminas transaction in January 2012.

In Millions of U.S. dollars

Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2012	Maturity
July 2007	Ternium Mexico	Syndicated loan	3,485.0	803.3	July 2014
January 2012	Ternium	Syndicated loan	700.0	700.0	January 2017

On February 1, 2008, we completed the sale of our interests in Steelscape, Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD727 million. On February 28, 2008, we applied USD700.0 million of the proceeds of such sale to partially prepay loans under the syndicated loan agreement. Beginning in January 26, 2009 and until July 26, 2012 we paid eight semi-annual installments of USD249 million each. On April 6, 2011, Ternium Mexico partially refinanced the final installment, extending its maturity from July 2012 to July 2014. For a description of the refinancing, see note 24 to our audited consolidated financial statements included elsewhere in this annual report.

The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale or other dispositions of certain material assets, minimum cash requirements and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio).

As of December 31, 2012, we were in compliance with all covenants under our loan agreements. For further information on our derivative financial instruments, borrowings and commitments, see notes 23, 24, 25 and 33 to our audited consolidated financial statements included elsewhere in this annual report.

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

The following table summarizes our contractual obligations at December 31, 2012, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

In millions of U.S. dollars	Payments Due by Period as of December 31, 2012
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Borrowings (1)	2,424.4	1,121.6	871.0	375.9	55.9
Estimated interest payments (2)	158.4	81.4	62.6	12.8	1.6
Purchase Obligations (3)	1,850.1	510.3	304.9	291.3	743.6

Total Contractual Obligations	4,432.9	1,713.3	1,238.5	680.0	801.1

(1)	Borrowings are bank borrowings with third parties. See “—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”
(2)	In calculating estimated interest payments for our borrowings that bear interest at a floating rate, we use the variable rates in effect in the current interest period, and assume that such rate is fixed over the period(s) measured.
(3)	Purchase obligations include mainly electric power, raw materials, oxygen, equipment and steam.

In addition, the net fair value of derivative financial instruments as of December 31, 2012 represented a USD0.2 million net liability. For information on our derivative financial instruments, see Item 11. “Quantitative and Qualitative Disclosures About Market Risk” and note 23 to our audited consolidated financial statements included elsewhere in this annual report.

G.	Recent Developments

Claim related to CSN

In early 2013, Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN filed a lawsuit in Brazil against Ternium Investments, Siderar and TenarisConfab, alleging that, under applicable Brazilian laws and rules, they were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in their January 16, 2012 acquisition, or BRL28.8, and seeking an order to compel them to launch an offer at that price plus interest. On March 20, 2013, the defendants filed their response to the CSN lawsuit. Ternium believes that CSN’s allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil’s securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement. Accordingly, Ternium will defend itself vigorously.

Annual Dividend Proposal

On February 20, 2013, the Company´s board of directors proposed that an annual dividend of USD0.065 per share (USD0.65 per ADS), or approximately USD130.3 million in the aggregate, be approved at the Company’s annual general shareholders’ meeting, which is scheduled to be held on May 2, 2013. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 10, 2013.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

The Company’s articles of association provide for a board of directors consisting of a minimum of five members (when the shares of the Company are listed on a regulated market, as they currently are) and a maximum of fifteen. The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposition that are within its corporate purpose and are not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2012, the Company’s board of directors met six times. A majority of the members of the board of directors in office present or represented at each board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

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

Within the limits of applicable law, the board of directors of the Company may delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided that such delegation shall be subject to prior authorization by the general shareholders’ meeting. On September 14, 2005, following the requisite authorization at the general shareholders’ meeting, the board of directors delegated such day-to-day management and authority to Daniel A. Novegil. On May 2, 2012, the Company’s annual general shareholders’ meeting re-elected Ubaldo Aguirre, Roberto Bonatti, Carlos Condorelli, Pedro Pablo Kuczynski, Adrián Lajous Vargas, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustín Novegil as members of the board of directors to serve until the next annual shareholders’ meeting, which will be held on May 2, 2013. The board of directors subsequently re-appointed Paolo Rocca as its chairman and Daniel Novegil as chief executive officer of the Company.

The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as director	Age at December 31, 2012
Paolo Rocca (1)	Chairman	Chairman and CEO of Tenaris, director and vice president of San Faustin	8	60
Ubaldo Jose Aguirre	Director	Managing director of AGM/R S.A. and Aguirre y Gonzalez S.A.	7	64
Roberto Bonatti (1)	Director	President of San Faustin	8	63
Carlos Condorelli	Director	Director of Tenaris	7	61
Adrián Lajous Vargas	Director	President of Petrométrica, S.C.	7	69
Bruno Marchettini	Director	Director of San Faustin and senior advisor in technology matters for the Techint group	7	71
Daniel Agustín Novegil	Director	CEO of the Company	8	60
Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin, director of Tenaris and president of Humanitas Group	7	64
Pedro Pablo Kuczynski	Director	Senior advisor to The Rohatyn Group	6	74

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

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

Ubaldo Aguirre. Mr. Aguirre has served on the Board since 2006. He is a managing director of AGM/R S.A. and Aguirre y Gonzalez S.A., both Argentine financial services firms, and also serves as a member of the board of directors and member of the audit committee of Holcim Argentina S.A., a subsidiary of Holcim, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A., an Argentine winery, and of Editorial Sur S.A. Since 2000, he is as member of the board of directors of URS Argentina S.A. He is a member of the Administrative Board of Universidad Catolica Argentina. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar S.A.I.C. Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank —where he was responsible for that country’s external borrowing program and financial negotiations— Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre, aged 64, is an Argentine citizen.

Roberto Bonatti. Mr. Bonatti has served as a director of the Company since 2005. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since

2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. He is also a member of the board of directors of Tenaris. Mr. Bonatti is an Italian citizen.

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

Bruno Marchettini. Mr. Marchettini has served as a director of the Company since 2006. He is a senior advisor to the Techint group in technology matters. He has retired from executive positions and is presently engaged as a consultant by Siderar. Mr. Marchettini is a member of the board of directors of San Faustin. Mr. Marchettini is an Italian citizen.

Daniel Agustín Novegil. Mr. Novegil has served as a director and chief executive officer of the Company since 2005. With more than 35-years experience in the steelmaking industry, he was appointed managing director of Siderar in 1993 and Usiminas’ board member in 2012. He is also member of the board of directors of the World Steel Association and former president of the Latin American Steel Association. In 1984, he obtained a M.S. in management from Stanford University and since 1999 he has been a member of the advisory board of the Sloan Masters Program at Stanford University. Mr. Novegil is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Tenaris, president of the Humanitas Group, honorary president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and president of the board of directors of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A, Brembo and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, of the European Advisory Board of the Harvard Business School and of the Trilateral Commission. Mr. Rocca is an Italian citizen.

Pedro Pablo Kuczynski. Mr. Kuczynski has served as a member of the Board since 2007. He was Prime Minister of Peru in 2005-2006 and prior to that he was the Minister of Economy and Finance from 2001. He was the Republic of Peru’s Minister of Energy and Mines in 1980-82. He was president until 2001 of a private equity firm he founded in 1992 after spending ten years as Chairman of First Boston International (today Credit Suisse) in New York. Since 2007, he is Senior Advisor to the Rohatyn Group, a firm specializing in emerging markets. He ran a bauxite mining company affiliated with Alcoa between 1977 and 1980. He began his career at the World Bank in 1961 and was in the 1970s head of its Policy Planning Division, Chief Economist for Latin America and Chief Economist of IFC. He was a founding member of the Board of Directors of Siderar in 1992 and kept his office until 2001. He was born in Peru in 1938 and educated in Peru and at Oxford and Princeton. Mr. Kuczynski, aged 74, is an U.S. and Peruvian national.

Director Liability

Under Luxembourg law, a director may be liable to the Company for any damage caused by such director’s misconduct in the Company’s management. In addition, directors will be jointly and severally liable to the Company, its shareholders or other third parties in the event that the Company, its shareholders or such other third parties suffer a loss due to a breach by any one or more of the directors of either the Luxembourg Company Law or the Company’s articles of association, provided that the losses that are independent and separate from the losses suffered by the Company. A director will be discharged from such joint and several liability only with respect to breaches, provided no misconduct is attributable to such director and such director reports such breaches at the first general meeting after such director first has knowledge thereof.

An action against directors for damages may be initiated by the Company upon a resolution of the shareholders’ meeting passed by a simple majority vote, irrespective of the number of shares represented at the meeting. In general, claims must be brought within five years from the occurrence of an action or omission for which liability may apply or, in case the action or omission was fraudulently concealed, from the date of discovery of the relevant action or omission.

It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the Company’s annual accounts at the annual shareholders’ meeting. However, such discharge will not release the directors from liability for any damage caused to the Company by unrevealed acts of mismanagement or unrevealed breaches of Luxembourg Company Law or the Company’s articles of association, nor will it release the directors from liability for any personal loss of our shareholders independent and separate from the losses suffered by the Company due to a breach either revealed and unrevealed of either the Luxembourg Company Law or the Company’s articles of association.

Under Luxembourg law, any director having a conflict of interest in respect of a transaction submitted for approval to the board of directors may not take part in the deliberations concerning such transaction and must inform the board of such conflict and cause a record of his statement to be included in the minutes of the meeting. Subject to certain exceptions, transactions in which any directors may have had an interest conflicting with that of the Company must be reported at the next general shareholders’ meeting following any such transaction.

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. Auditors are appointed by the general shareholders’ meeting, on the audit committee’s recommendation, through a resolution passed by a simple majority vote. Shareholders may determine the number and the term of the office of the auditors at the ordinary general shareholders’ meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the general shareholders’ meeting at any time, with or without cause. As part of their duties, the auditors report directly to the audit committee.

PwC Luxembourg, an independent registered public accounting firm, was appointed as the Company’s independent auditor for the fiscal year ended December 31, 2012, at the ordinary general shareholders’ meeting held on May 2, 2012.

Senior Management

The following table sets forth certain information concerning our senior management:

Name	Age at December 31, 2012	Position
Daniel Novegil	60	Chief Executive Officer; Director
Pablo Brizzio	42	Chief Financial Officer
Máximo Vedoya	42	Mexico Area Manager
Martín Berardi	55	Siderar Executive Vice President
Héctor Obeso	48	International Area Manager
Oscar Montero Martínez	52	Planning and Operations General Director
Luis Andreozzi	62	Engineering and Environment Director
Rodrigo Piña	40	Human Resources Director
Roberto Demidchuk	51	Chief Information Officer
Rubén Herrera	55	Quality and Product Director

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

Martín Berardi. Mr. Berardi currently serves as our Siderar Executive Vice President. He began his career with the Techint group in 1980 as a trainee in Propulsora Siderúrgica. He has held several positions within the Techint group including in Propulsora Siderúrgica, Siat S.A.I.C. and Siderca. He served as managing director of Siat (1992-1995), managing director of Tamsa (1995-2000), president and chief executive officer of Sidor (2000-2004) and became managing director of Siderar in October 2004, a position which he held until he assumed his present position at the Company. He was president of the IVES between 2002 and 2004 (Venezuelan Steel Institute) and president of Mercofer between 2006 and 2009. He is president of CAA (Argentine Steel Chamber) since 2012 and a member of the board of directors of ITBA (Buenos Aires Institute of Technology) since 2005. Mr. Berardi is an Argentine citizen.

Héctor Obeso. Mr. Obeso currently serves as our International Area Manager. He assumed his current position in October 2012. Prior to that, he served as commercial manager and industrial sales manager of Ternium Mexico, and as quality manager of Siderar. Mr. Obeso also held executive positions in Grupo Imsa and Hylsamex, prior to their acquisition by Ternium in 2007 and 2005, respectively, such industrial business units manager, international business units manager, export manager and project manager. Mr. Obeso is a Mexican citizen.

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

Rodrigo Piña. Mr. Piña currently serves as our Human Resources Director. He assumed his current position in January 2013. Prior to that, he served as human resources director of Siderar. He has held several other executive positions since joining the Company in 2004, such as commercial planning, CEO assistant, Human Resources Director assistant. Mr. Piña is an Argentine citizen.

Roberto Demidchuk. Mr. Demidchuk currently serves as our Chief Information Officer. He joined the Techint group in 1986 as a trainee for Techint Engineering. Since then he has held several positions in different Techint group companies, including programming manager and procurement manager at Siderar and supply chain director at Ternium. Mr. Demidchuk is an Argentine citizen.

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

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received for the year 2012 a fee of USD80,000, and the chairman of the board of directors received an additional fee of USD280,000. The chairman of the audit committee received as additional compensation a fee of USD60,000, while the other members of the audit committee received an additional fee of USD50,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

The aggregate cash compensation received by directors and senior management for the year 2012 amounted to USD13.1 million.

In addition, directors and senior management received for the year 2012 660,000 units for a total amount of USD1.9 million, in connection with the employee incentive retention program described in note 4 (n) (3) “Employee liabilities—Other compensation obligations” to our audited consolidated financial statements included elsewhere in this annual report.

There are no service contracts between any director and Ternium that provide for material benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to directors.

C.	Board Practices

See “—A. Directors and Senior Management.”

Audit Committee

On May 2, 2012, the Company’s board of directors re-appointed Ubaldo Aguirre, Adrián Lajous and Pedro Pablo Kuczynski as members of its audit committee, with Mr. Aguirre to continue chairing that committee. All three members of the audit committee are independent directors as defined under the Company’s articles of association.

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

D.	Employees

The following table shows the number of persons employed by Ternium and its consolidated subsidiaries:

	At December 31,
	2012	2011	2010
Mexico	9,118	9,062	8,575
Argentina	5,454	5,459	5,416
Colombia	1,455	1,444	1,375
Other	584	580	562

Total employees (1)	16,611	16,545	15,928

(1)	Does not include 2,435 employees of contractors who performed services at Ternium’s facilities at year-end 2012, 2,536 employees at year-end 2011 and 2,137 employees at year-end 2010.

At December 31, 2012, the number of persons employed by Ternium was 16,611, similar to the number of employees at year-end 2011.

For a description of our employee incentive retention program, see note 4 (n) (3) “Employee liabilities—Other compensation obligations” to our audited consolidated financial statements included elsewhere in this annual report.

Mexico

In Mexico, approximately 61% of Ternium employees are unionized. Of these, approximately 50.5% of Mexico’s unionized workers are members of FENASA (“Federación Nacional de Asociaciones Sindicales Autónomas”), the national federation of autonomous union associations, and 49.5% are members of FNSI (“Federación Nacional de Sindicatos Independientes”), the national federation of independent unions. The unionized employees of Consorcio Peña Colorada, however, are members of the Sindicato de Trabajadores Mineros, Metalúrgicos y Similares de la República Mexicana (Union of Mexican Republic mine, metal and similar workers). The applicable collective bargaining agreements are negotiated every two years and salary adjustments are made on an annual basis. Despite some social and union conflicts, Ternium’s Mexican subsidiaries maintain good relations with their labor force in Mexico and have never experienced a strike or work stoppage related to labor conflicts.

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

In Mexico, Ternium has defined benefit and defined contribution plans which are granted to employees depending on their commencement date, whether they are covered or not by a collective bargaining agreement and other factors. Defined benefit employee retirement plans (pensions and seniority premiums) are based primarily on years of service, present age and remuneration at the date of retirement. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. In addition, some high level employees benefit from a plan to cover health-care expenses of retired employees. The defined contribution plans provide a benefit equivalent to the capital accumulated with the company’s contributions, which are provided as a match of employees’ contributions to the plan. The plan provides vested rights according to the years of service and cause of retirement. For further information see note 4(n) “Accounting policies—Employee liabilities” to our audited consolidated financial statements included elsewhere in this annual report.

In December 2012, new labor regulations became effective in Mexico. The most relevant aspects of the these regulations are a reassessment of the status of third-party workers, changes in rest periods, and an increase in the amounts of the fines and penalties applicable for violations of the existing regulations. Ternium is taking the necessary measures to comply with these new regulations, and does not expect that the adjustments to comply with the new labor regulations will result in a significant increase in Mexican labor costs. However, we are unable to estimate the potential increase in costs that will result from these new regulations at this time.

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

Many foremen of Siderar are affiliated with the Asociación de Supervisores de Industria Metalmecánica de la República Argentina, or ASIMRA, the union of supervisors of different activities in the metal manufacturing industry. ASIMRA-affiliated employees are subject to an agreement signed with Siderar that establishes regulations relating to salaries, working organization, absences, vacations, benefits and labor relations. These agreements are subject to periodic modification and are updated in relation to the requirements of the production processes.

In the last seven years, nominal salaries in local currency increased substantially, reflecting the economic situation of the country and inflation, and were the result of collective agreements entered into with the labor authorities’ involvement. Negotiations on salaries between the employers’ entity representing steel companies in the collective bargaining —including Siderar— and the steelworkers unions are made on an annual basis.

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

Colombia

Presently, less that 10% of Ferrasa’s employees are unionized workers. In October 2012, the regional branch Malambo Atlántica of the Sindicato Unitario de Trabajadores de la Industria de Materiales de la Construcción, or SUTIMAC and the Sindicato de Trabajadores y Empleados de la Empresa de Compra-Venta y Produccion de Artículos de Construcción y Ferretería en General, or SINTRAFERRASA started acting at Ferrasa´s Barranquilla unit. Ferrasa maintains good relations with its labor force. The measures that Ferrasa has taken in order to make it more competitive have not resulted in significant labor unrest.

Under Colombian labor laws, employers are required to pay its workers a monthly minimum wage, which is increased by the government on an annual basis in relation to the inflation rate in the country during the previous year. In addition, labor laws provide for the payment of transportation assistance and the supply of uniforms to those employees earning less than two minimum monthly salaries.

Under Colombian law, Ferrasa is required to pay an amount equal to 20.5% of its employees’ base salaries towards the social security system. Ferrasa must also withhold 8% from salaries for contribution to such funds. Those contributions finance a state-controlled pension system. There are no mandatory company-supported pension plans.

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

To our knowledge, the total number of shares of the Company (including in the form of ADSs) owned by our directors and executive officers as of March 31, 2013 was 829,560, which represents 0.04% of our issued and outstanding shares. The following table provides information regarding share ownership by our officers and directors.

Director or Officer	Number of Shares Held
Adrián Lajous	740,560
Martín Berardi	76,000
Rodrigo Piña	13,000
Total	829,560

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

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

Identity of Person or Group	Number	Percent
Techint Holdings S.à r.l. and subsidiaries (1)	1,243,433,112	62.02%
Tenaris (1)	229,713,194	11.46%
Ternium (2)	41,666,666	2.08%
Directors and Senior Management as a group	829,560	0.04%
Public	489,100,910	24.40%

Total	2,004,743,442	100.00%

(1)	Each of Techint Holdings and Tenaris are controlled by San Faustin. RP STAK holds shares in San Faustin sufficient in number to control San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. No person or group of persons controls RP STAK.
(2)	Ternium holds its own shares through its wholly-owned subsidiary Ternium International Inc.

As of March 31, 2013, 48,993,037 ADSs (representing 489,930,370 shares, or 24% of all outstanding shares of the Company) were registered in the name of three record holders resident in the United States, as informed by BNY Mellon.

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

Purchases of Raw Materials

In the ordinary course of business, Ternium buys raw materials and other production inputs from subsidiaries of Tenaris. These purchases are made on similar terms and conditions as those for purchases made by the Ternium companies from unrelated third parties. These transactions include:

•	purchase of ferrous scrap and other raw material, which amounted to USD34.5 million in 2012, USD27.9 million in 2011 and USD29.5 million in 2010; and

•

purchase of steam and operational services from the Argentine electric power generating facility of Siderca for Siderar in San Nicolás. These purchases amounted to USD10 million in 2012, USD14.0 million in 2011 and USD14.1 million in 2010.

In addition, Ternium buys iron ore from Consorcio Peña Colorada, which is jointly owned (50% / 50%) by Ternium and ArcerlorMittal. These purchases amounted to USD114.3 million in 2012, USD113.2 million in 2011 and USD84.5 million in 2010.

Furthermore Exiros, which is jointly owned (50% / 50%) by Ternium and Tenaris, in 2012 through its subsidiary Exiros B.V. sold to us ferro-alloys for an amount of USD2.4 million.

Purchases of Steel Products

In the ordinary course of business, Ternium buys steel products from Usiminas and its subsidiaries. Purchases in 2012 amounted to USD198.9 million. In 2012, we acquired a participation in the control group of Usiminas, representing approximately 22.7% of Usiminas ordinary shares, or approximately 11.3% of Usiminas’ issued and outstanding share capital. These purchases are made on similar terms and conditions to those purchases made by the Ternium companies from unrelated third parties.

Sales of Steel Products and Raw Materials

In the ordinary course of business, Ternium sells steel products and raw materials to subsidiaries of Tenaris. These transactions include:

•	sales of steel round bars to Tenaris’ facilities in Mexico, which amounted to USD163.1 million in 2012 and USD77.9 million in 2011.

•	sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to USD52.4 million in 2012, USD86.6 million in 2011 and USD126.5 million in 2010;

•	sales of metal building components for a new rolling mill, which amounted to USD2.8 million in 2011 and USD18.7 million in 2010 (with no sales occurring in 2012);

•

sales of pig iron, DRI, scrap, iron ore pellets and other raw materials to be used in the production of seamless pipes, which amounted to USD0.1 million in 2012, USD2.3 million in 2011 and USD20.1 million in 2010; and

•	sales of steel pipes to supplement other steel products required in Tenaris customer’s orders, for a total of USD0.7 million in 2011 and USD4.5 million in 2010.

In certain circumstances, Ternium sells steel products to other companies in the Techint group. These sales amounted to USD0.7 million in 2012, USD0.4 million in 2011 and USD2.5 million in 2010.

All these sales are made on similar terms and conditions as those for sales made by Ternium to unrelated third parties.

Purchase Agency Services

Exiros, through its network of companies, provides purchase agency services to us, and to Tenaris’ subsidiaries. In connection with Exiros’ services, Ternium paid fees amounting to USD30.8 million in 2012, USD31.3 million in 2011 and USD28.9 million in 2010.

Supply of Natural Gas

Siderar has natural gas supply agreements with Tecpetrol and Energy Consulting Services, and natural gas transportation agreements with TGN and Litoral Gas. Tecpetrol is a company controlled by San Faustin, engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. TGN operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina. Litoral Gas is a company that holds the regional license for gas distribution in the Province of Santa Fe and in the northeastern section of the Province of Buenos Aires. Energy Consulting Services is a company engaged in energy and management consulting, representing one of the major and most reliable natural gas traders in Argentina. San Faustin holds significant but non-controlling interests in TGN, Litoral Gas and Energy Consulting Services.

Tecpetrol supplies natural gas at prices and on terms and conditions that are equivalent to those charged by Siderar’s other suppliers of natural gas. Tecpetrol’s sales to Siderar amounted to USD4.1 million in 2012, USD9.6 million in 2011 and USD4.3 million in 2010.

TGN charges Siderar a price to transport its natural gas supplies that is equivalent, on a comparable basis, to prices paid by other industrial users. The Argentine government regulates the framework under which TGN operates and prices its services. TGN’s sales to Siderar amounted to USD1.6 million in 2012, USD1.8 million in 2011 and USD1.8 million in 2010.

Litoral Gas distributes gas to Siderar’s northern plants. The Argentine government regulates the framework under which Litoral Gas operates and establishes a maximum price for its distribution service. Due to Siderar´s proximity to one of TGN’s pipelines, Siderar receives a discount from the maximum price. Litoral Gas’ sales to Ternium totaled USD2.0 in 2012, USD1.1 million in 2011 and USD1.1 million in 2010.

Energy Consulting Services provides Siderar with natural gas at market prices. Energy Consulting Services sales amounted to USD2.5 million in 2012.

Provision of Engineering and Labor Services

Ternium contracts with certain companies controlled by San Faustin specialized in supplying engineering services, construction services, labor and supervision services, for civil and electromechanical works, and cleaning, general maintenance and handling of by-products services. Fees accrued for these services amounted to USD240.6 million in 2012, USD124.8 million in 2011 and USD104.5 million in 2010. The increase in the 2012 amount as compared to prior years is mainly related to an increase in labor supply services in 2012 as a result of higher capital expenditures, including the new cold-rolling and galvanizing facilities being built in Pesquería; in the vicinity of Monterrey City, Mexico and the steelmaking expansion project in Argentina. For more information on Ternium’s capital expenditure projects see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program.”

Sales and Purchases of Other Products and Services

Ternium enters into other transactions with companies controlled by San Faustin from time to time. The most important ones include:

•

purchases of plant equipment and spare parts, and technical assistance from Tenova S.p.A. and from other related companies, which amounted to USD22.7 million in 2012, USD5.8 million in 2011 and USD6.5 million in 2010; and

•	purchases of steel products from Tenaris’ subsidiaries, which amounted to USD2.5 million in 2012, USD1.9 million in 2011 and USD0.5 million in 2010.

Administrative Services

Finma S.A., Arhsa S.A. and Techinst S.A., a group of companies controlled by San Faustin in which the Company has a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provide administrative and legal support services to San Faustin’s affiliates in Argentina, including Argentine affiliates of Ternium. Fees accrued for these services amounted to USD11.8 million in 2012, USD11.5 million in 2011 and USD10.0 million in 2010.

Dividends from Related Parties

Ternium received dividend payments from Usiminas for an amount of USD4.7 million in 2012.

C.	Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-75 for our audited consolidated financial statements.

Legal Proceedings

Outstanding Legal Proceedings

The following legal proceedings were outstanding as of the date of this report:

Claim related to CSN

For information related to the CSN claim against Ternium Investments, Siderar and TenarisConfab, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments.”

Tax matters relating to Ternium Mexico

On January 26, 2012, the Mexican tax authorities notified Ternium Mexico and its subsidiary Acerus S.A. de C.V. of a tax assessment that challenges the value attributed by a predecessor of Acerus to a capital reduction made in 2004 (i.e., prior to the Company’s investment in Ternium Mexico’s predecessor Grupo Imsa in 2007) and assessed an income tax deficiency. The tax authorities assert that the capital reduction should have been valued at a price significantly higher than the value attributed at the time by the shareholder. The proposed assessment represents an estimated contingency of MXN4,230 million (approximately USD325 million) at December 31, 2012, in taxes and penalties. On April 2, 2012, Ternium Mexico filed an appeal to this assessment before the Mexican tax authorities and reserved the right to further appeal to the tax courts. The Company believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in the audited consolidated financial statements included in this annual report.

Tax matters relating to Siderar

The Administración Federal de Ingresos Públicos, or AFIP – the Argentine tax authority, has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD17.3 million as of December 31, 2012. Siderar appealed these assessments before the National Tax Court. On April 13, 2005, Siderar was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996. The ruling was appealed both by Siderar and the AFIP. On June 10, 2010, Siderar was notified of a ruling issued by the Court of

Appeals in federal administrative law which mainly resulted in favor of Siderar. The ruling was appealed both by Siderar and the AFIP. On June 8, October 31 and October 15, 2012, Siderar was notified of three rulings issued by the National Tax Court reducing partially the assessments made by the AFIP for the fiscal years 1997, 1998 and 1999, respectively. The rulings were appealed both by Siderar and the AFIP. Based on the above, Siderar recognized a provision amounting to USD1.8 million as of December 31, 2012 as management considers there could be a potential cash outflow.

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

The following table shows the dividends approved by the Company’s shareholders since its incorporation:

	Approved dividend				Dividend payment date
Shareholders’ meeting date	Amount (USD million)	Per share (USD)	Per ADS (USD)	Per share (EUR)
June 6, 2007	100.2	0.050	0.50	0.037	June 12, 2007
June 4, 2008	100.2	0.050	0.50	0.032	June 12, 2008
June 3, 2009	—	—	—	—	n/a
June 2, 2010	100.2	0.050	0.50	0.041	June 10, 2010
June 1, 2011	150.4	0.075	0.75	0.052	June 9, 2011
May 2, 2012	150.4	0.075	0.75	0.057	May 10, 2012

In addition, Ternium’s board of directors proposed that an annual dividend of USD0.065 per share (USD0.65 per ADS or EUR0.051 per share), or approximately USD130.3 million in the aggregate, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 2, 2013. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 10, 2013.

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

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2012. The legal reserve is not available for distribution.

B.	Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details

The Company’s ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “TX.” Trading on the NYSE began on February 1, 2006. As of March 31, 2013, a total of 2,004,743,442 shares were registered in the Company’s shareholder register.

As of March 31, 2013, a total of 489,930,470 shares were registered on behalf of Euroclear and Clearstream, mostly related to the Company’s ADR program. On March 28, 2013, the closing price for the Company’s ADSs reported by the NYSE was USD20.35.

New York Stock Exchange

As of March 31, 2013, a total of 48,993,037 ADSs were registered of record. Each ADS represents 10 shares of the Company’s share capital. BNY Mellon acts as the Company’s depositary for issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the high and low daily quoted prices for the Company’s shares, in the form of ADSs, as reported by the NYSE.

	Price per ADS
Five Most Recent Full Financial Years	High	Low
2008	45.18	4.65
2009	35.61	5.76
2010	43.07	29.16
2011	43.26	15.54
2012	24.86	17.63

	Price per ADS
Full Financial Quarters since 2011	High	Low
First quarter 2011	43.26	33.78
Second quarter 2011	36.61	28.46
Third quarter 2011	31.08	20.21
Fourth quarter 2011	26.20	15.54
First quarter 2012	24.86	18.65
Second quarter 2012	24.66	18.16
Third quarter 2012	21.63	17.63
Fourth quarter 2012	23.55	18.20
First quarter 2013	24.02	19.61

	Price per ADS
Last Six Months	High	Low
October 2012	21.09	18.20
November 2012	22.83	20.35
December 2012	23.55	21.33
January 2013	24.02	23.03
February 2013	23.79	20.00
March, 2013	20.42	19.61

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The Company’s authorized share capital is fixed by the Company’s articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. The general extraordinary meeting of shareholders held on June 2, 2010, renewed the validity of the Company’s authorized share capital until July 15, 2015. As of March 31, 2013, there were 2,004,743,442 shares issued. All issued shares are fully paid.

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

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2012. The legal reserve is not available for distribution.

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

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated as of January 31, 2006 among the Company, BNY Mellon (formerly The Bank of New York), as depositary, and all owners and beneficial owners from time to time of ADRs of the Company. ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct the depositary on how to exercise the voting rights for the shares which underlie their ADSs.

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

Mexico

Between November 1991 and December 1994, the Mexican Central Bank maintained the exchange rate between the U.S. dollar and the Mexican peso within a predetermined range through intervention in the foreign exchange market. The Mexican Central Bank intervened in the foreign exchange market as the exchange rate reached either the minimum or the maximum of the predetermined range in order to reduce day-to-day fluctuations in the exchange rate. On December 20, 1994, the Mexican government modified the predetermined range within which the Mexican peso was permitted to float by increasing the maximum Mexican peso price of the U.S. dollar by MXN0.53, which implied an effective 15% devaluation of the Mexican peso from December 19 to December 21, 1994. On December 22, 1994, the Mexican government suspended intervention by the Mexican Central Bank in the foreign exchange market and allowed the Mexican peso to float freely against the U.S. dollar. Factors that contributed to this decision included the size of Mexico’s current account deficit, a decline in the Mexican Central Bank’s foreign exchange reserves, rising interest rates for other currencies (especially the U.S. dollar) and reduced confidence in the Mexican economy on the part of investors due to political uncertainty associated with events in the state of Chiapas and presidential and congressional elections in that year. The value of the Mexican peso suffered a steep deterioration against the U.S. dollar, declining by 43% from December 19, 1994 to December 31, 1994. The Mexican government has since allowed the Mexican peso to float freely against the U.S. dollar. Since September 2008 until March 2009, the value of the Mexican peso against the U.S. dollar declined rapidly mainly as a consequence of the global economic downturn. Between March 2009 and June 2011, the Mexican peso partly recovered its losses mainly reflecting the subsequent recovery of economic activity. More recently, the value of the Mexican peso against the U.S. dollar has shown volatility mainly as a consequence of the European crisis and U.S. budget and fiscal debates. The Mexican peso suffered 25% devaluation with respect to the U.S. dollar in 2008, it appreciated 4% in 2009 and 5% in 2010, it depreciated 13% in 2011 and it appreciated 7% in 2012.

Historically, the Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Mexican pesos to U.S. dollars and the terms of NAFTA—to which Mexico is a signatory—generally prohibit exchange controls, the Mexican government could institute a restrictive exchange control policy in the future.

For additional information regarding factors affecting the value of the Mexican peso, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Mexico.”

Argentina

At December 31, 2012, approximately 15% of Ternium’s consolidated net assets were located in Argentina.

Since 2002, the Argentine government has maintained a “dirty” flotation of the ARP/U.S.-dollar exchange rate, through frequent interventions in the market. In addition, the government has imposed several formal and informal foreign exchange restrictions affecting the free flow of capital. These restrictions have proven to change frequently, driven mainly by the intention of the government to control the volatility of the Argentine peso/U.S.-dollar exchange rate and to try to impede the flight of capital from Argentina. Since October 2011, the government has significantly raised the restrictions on the purchase of foreign currencies and transfers made abroad, mainly for investment and saving purposes, and in 2012, it reduced drastically the timeframe for repatriating the proceeds from the exports of goods and services into Argentina. The most relevant restrictions on foreign exchange transactions that may affect Ternium are described below.

Investments in foreign currency

As from July 2012, the Argentine Central Bank banned purchases of foreign currency for investment and saving purposes. Until that date, Ternium’s Argentine subsidiaries were entitled to transfer abroad up to USD2,000,000 per month, subject to clearance by the Argentine tax authorities.

Exports of Goods and Services

All proceeds from exports of goods and services must be repatriated and converted into Argentine pesos within the timeframes provided in the applicable regulations. In April 2012, timeframes were drastically shortened by the government. In the case of Ternium’s Argentine subsidiaries, the applicable timeframe is the earlier of 15 days after collection and 90 days from the shipment date. In the case of sales to affiliates, such timeframe was shortened to 30 days from the shipment date.

Imports of Goods

Since February 2012, customs clearances of imports of goods and remittances to pay for imports are subject to prior approval by the Argentine tax authorities and the Argentine Secretary of Commerce. The criteria for approval of import transactions are not determined in the applicable regulations. Notwithstanding the foregoing, Ternium’s Argentine subsidiaries have not suffered significant delays in obtaining the necessary approvals for its imports of raw materials and equipments during 2012.

Imports of Services

Since April 2012, remittances to pay fees and royalties to foreign services providers or technology suppliers are conditioned upon the receipt of prior approval by the Argentine tax authorities when contracts exceed the aggregate value of ARP100,000 or ARP10,000 per installment, or if the value of the contract is not determined. In addition, since April 2012, when the beneficiary of the payment is an affiliate of the payer, or if such beneficiary or its bank account is located in a jurisdiction identified as a tax haven under Argentine law, the remittance is subject to prior Argentine Central Bank approval. Payments under services contracts with an annual value lower than ARP100,000 are not subject to pre-approval. Approvals, where required, are discretionary and the approval process has proven to be lengthy.

Dividends and other distributions

Since February 2013, all remittances of dividends from Argentina must be approved by the Argentine tax authorities before the transfer is made. In addition, since mid-2012, Argentine authorities have applied informal limitations on remittances of dividends and other cash distributions from Argentina to foreign shareholders. As a result of these restrictions, Ternium’s Argentine subsidiaries may be unable to remit dividends from Argentina to its foreign shareholders, including Ternium.

Foreign Indebtedness

Foreign lending to Argentine companies (including Ternium’s Argentine subsidiaries) is subject to certain restrictions, including the following:

•	Proceeds from disbursements must be transferred into Argentina and converted into Argentine pesos;

•

30% of the disbursed funds must be deposited with a bank in Argentina in a non-assignable, non-interest bearing account for 365 days (unless the lender is a multilateral credit organization, an export agency or development bank eligible under Argentine Central Bank’s regulations, or if the funds have been disbursed under a facility to finance foreign trade or in the form of a primary offering of bonds registered and listed in Argentina, among other exceptions);

•

No principal payments are allowed for a period of one year following the disbursement (except in the case of foreign trade financing facilities and primary offering of bonds registered and listed in Argentina);

•	Mandatory and voluntary pre-payments are severely restricted; and

•	Since February 2013, all remittances to cancel interest must be approved by the Argentine tax authorities.

For additional information regarding Ternium’s ability to hedge against exchange rate fluctuations see Item 3. “Key Information—D. Risk Factors—Risks Relating to our Business—Changes in exchange rates or any limitation in the Ternium companies’ ability to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.” For additional information regarding factors affecting the Argentine economy, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina.”

Colombia

Under Colombian foreign exchange regulations, payments in foreign currency related to certain foreign exchange transactions must be conducted through the commercial exchange market, by means of an authorized financial intermediary, and declaring the payment to the Colombian Central Bank. This mechanism applies to payments in connection with, among others, imports and exports of goods, foreign loans and related financing costs, investment of foreign capital and the remittances of profits thereon, investment in foreign securities and assets and endorsements and guarantees in foreign currency. Transactions through the commercial exchange market are made at market rates freely negotiated with the authorized intermediaries.

In addition, the Colombian Central Bank may intervene in the foreign exchange market at its own discretion at any time and may, under certain circumstances, take actions that limit the availability of foreign currency to private sector companies. Notwithstanding the foregoing, the Colombian Central Bank has never taken such action since the present foreign exchange regime was implemented in 1991.

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

Capital gains realized by Luxembourg resident individuals holding (together with his/her spouse and underage children) directly or indirectly more than 10% of the capital of the Company2 will be taxable at a special rate, but after a holding period of six months. Within the six month period, standard rates apply.

Luxembourg resident corporate holders

Capital gains realized upon the disposal of ADSs by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 28.80% for the fiscal year ending 2012 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to Article 1 of the Grand Ducal Decree dated December 21st, 2001 in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

[2]	Or if the Luxembourg resident individuals have received the shares for no consideration within the last 5 years and that the former holder held at least 10% in the capital of the company at any moment during said five years.

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

United States federal income taxation

This section describes the material U.S. federal income tax consequences of owning ADSs. It applies to you only if you hold your ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a bank,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a person who invests through a pass-through entity, including a partnership,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a former citizen for long-term resident of the United States,

•	a person that actually or constructively owns 10% or more of our voting stock (including ADSs),

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells ADSs as part of a wash sale for tax purposes, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

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

Taxation of dividends

U.S. Holders. Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income but there can be no assurance in this regard.

You must generally include any Luxembourg tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when the depositary receives the dividend, actually or constructively.

The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

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

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential rates. To the extent a refund of the tax withheld is available to you under Luxembourg law or under any applicable treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

We have appointed BNY Mellon to act as depositary for our ADSs. During the time the deposit agreement remains in force, we will furnish the depositary with:

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The multinational nature of our transactions, operations and customer base expose us to the risk of changes in interest rates, foreign currency exchange rates and commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate market risk and interest rate costs. We do not use derivative financial instruments for other purposes. In addition, in the ordinary course of business Ternium also faces risks with respect to financial instruments that are either non-financial or non-quantifiable. Such risks principally include country risk and credit risk and are not presented in the following analysis. For additional information about our financial risk management, see note 33 to our audited consolidated financial statements included elsewhere in this annual report.

The following tables provide a breakdown of Ternium’s debt instruments at December 31, 2012, which included fixed and variable interest rate obligations detailed maturity date. The following information should be read together with note 33 “Financial Risk Management” to our audited consolidated financial statements included elsewhere in this annual report.

At December 31, 2012 In thousands of U.S. dollars	Expected maturity in the year ending December 31,
	2013	2014	2015	2016	2017	Thereafter	Total
Non-current Debt
Fixed Rate		17,599	17,002	—	—	—	34,601
Floating Rate		617,378	218,936	273,625	102,283	55,931	1,268,153

Current Debt
Fixed Rate	536,159						536,159
Floating Rate	585,450						585,450

Total (1) (2)	1,121,609	634,977	235,938	273,625	102,283	55,931	2,424,363

(1)	Borrowings are primarily bank borrowings with third parties. See Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”
(2)	As most borrowings are subject to floating rates that approximate market rates, with contractual repricing that occurs every one, three or six months, the fair value of each borrowing approximates its carrying amount and is not disclosed separately.

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow. The weighted average interest rate of Ternium’s debt was 5.99% at December 31, 2012. This figure, which incorporates a majority of instruments denominated in U.S. dollars and also includes the effect of derivative financial instruments, was calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2012.

Total Debt by Currency as of December 31, 2012

In thousands of U.S. dollars
USD	1,704,893
ARP	543,014
COP	135,876
Other	40,580

Total	2,424,363

Interest Rate Exposure Risk

Interest rate movements create a degree of risk by affecting the amount of Ternium’s interest payments and the value of Ternium’s floating-rate debt. Most of Ternium’s long-term borrowings are at variable rates. A minor portion of this debt is fixed through swaps, as described below. Ternium’s total variable interest rate debt amounted to USD1.9 billion (76% of total borrowings) for the year ended December 31, 2012.

Interest Rate Derivative Contracts

On September 27, October 12 and November 5, 2012, Tenigal entered into several interest rate forward starting swap agreements that fix the interest rate to be paid over an aggregate amount of USD45 million, in an average range of 1.71% to 1.74%. These agreements will be effective starting on July 2014, will be due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2012, the after-tax cash flow hedge reserve related to these agreements amounted to a negative USD0.3 million.

Foreign Exchange Exposure Risk

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

Ternium’s policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting operational positions or by using financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate could limit the possibility of the Company carrying out its hedging policy.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2012. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million exposure to	Functional Currency
	USD	ARP	BRL
U.S. dollar (USD)	(n/a )	53	—
EU euro (EUR)	(53)	(8)	—
Mexican peso (MXN)	(180)	—	—
Colombian peso (COP)	(65)	—	—
Other currencies	4	—	—

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had devaluated by 1% against the U.S. dollar with all other variables held constant, total pre-tax income for the year would have been USD2.1 million higher, as a result of net foreign exchange gains on translation of U.S. dollar-denominated financial position, mainly trade receivables, trade payables and other liabilities. This effect would have been offset by the change in the currency translation adjustment recorded in equity.

Considering the same variation of the currencies against the U.S. dollar of all net investments in non U.S. dollar operations (which amounted to USD2.5 billion as of December 31, 2012), the currency translation adjustment included in total equity would have been USD24.5 million lower, arising from the adjustment on translation of the equity related to the Mexican peso, the Argentine peso, the Colombian peso and the Brazilian real.

Foreign Exchange Derivative Contracts

During 2012, Prosid Investments entered into several non-deliverable forward agreements to reduce the interest rate cost of Siderar’s debt denominated in Argentine pesos. The notional amount hedged as of December 31, 2012 was ARP1.4 billion with an average forward price of ARP5.27 per U.S. dollar. As of December 31, 2012, the net fair value resulting from these agreements was a positive USD64 thousand.

Commodities Exposure Risk

In the ordinary course of its operations, Ternium’s subsidiaries purchase raw materials, such as iron ore, coal and slabs, and other commodities, including electricity and natural gas. Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. During 2010, 2011 and 2012, Ternium has not hedged any commodity position. For further information on Ternium’s long-term commodity and commodity- related supply commitments, see note 25(ii) to our audited, consolidated financial statements included elsewhere in this annual report.

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

Fees payable by the Depositary to the Company

Fees incurred in 2012. In 2012, Ternium received no fees or other direct or indirect payment from the Depositary in connection with the deposited securities.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Exchange Act as of December 31, 2012). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

Based on this assessment, management has concluded that Ternium’s internal control over financial reporting, as of December 31, 2012, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The effectiveness of Ternium’s internal control over financial reporting as of December 31, 2012 has been audited by PwC Luxembourg, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm.”

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

Item 16A. Audit Committee Financial Expert

On May 2, 2012, our board of directors determined that none of the independent members of the audit committee, meets the attributes defined in Item 16A of Form 20-F for “audit committee financial experts.” We do not have an audit committee financial expert because we have concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time as it deems necessary, engages persons that meet all of the attributes of an “audit committee financial expert” as consultants.

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

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2012, PwC Luxembourg served as the principal external auditor for the Company. Fees paid to PwC Luxembourg and other PwC member firms in 2012 and 2011 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2012	2011

Audit Fees	3,569	3,281
Audit-Related Fees	296	447
Tax Fees	159	24
All Other Fees	204	24

Total	4,228	3,776

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

During 2012, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On June 2, 2010, the Company’s annual general shareholders’ meeting granted an authorization to the Company and to the Company’s subsidiaries to purchase, acquire or receive, from time to time shares of the Company, including shares represented by ADRs, on the following terms and conditions:

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

Not applicable.

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

Item 16H – Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See pages F-1 through F-75 of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of June 1, 2011*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***

4.2	Loan Agreement, dated July 12, 2007, between Hylsa, S.A. de C.V., Calyon New York branch, as Administrative Agent, and the banks named therein as Lenders. Refinancing Agreement, dated April 6, 2011, between Ternium Mexico, Credit Agricole Corporate and Investment Bank, acting as Administrative Agent, and certain banks parties to the Loan Agreement, dated July 12, 2007****

4.3	Amended and Restated Shareholders Agreement, dated January 16, 2012, between Caixa dos Empregados da Usiminas, Confab Industrial S.A., Metal One Corporation, Mitsubishi Corporation do Brasil, S.A., Nippon Steel Corporation, Nippon Usiminas Co., Ltd., Prosid Investments S.C.A., Siderar S.A.I.C., and Ternium Investments S.àr.l.****

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2010 (File No. 001-32734 11942825).
**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).
***	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).
****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on April 25, 2012 (File No.001-32734 12780429).

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 30, 2013	TERNIUM S.A.

	By	/s/ Pablo Brizzio
		Name:	Pablo Brizzio
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of June 1, 2011*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***

4.2	Loan Agreement, dated July 12, 2007, between Hylsa, S.A. de C.V., Calyon New York branch, as Administrative Agent, and the banks named therein as Lenders. Refinancing Agreement, dated April 6, 2011, between Ternium Mexico, Credit Agricole Corporate and Investment Bank, acting as Administrative Agent, and certain banks parties to the Loan Agreement, dated July 12, 2007****

4.3	Amended and Restated Shareholders Agreement, dated January 16, 2012, between Caixa dos Empregados da Usiminas, Confab Industrial S.A., Metal One Corporation, Mitsubishi Corporation do Brasil, S.A., Nippon Steel Corporation, Nippon Usiminas Co., Ltd., Prosid Investments S.C.A., Siderar S.A.I.C., and Ternium Investments S.àr.l.****

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2010 (File No. 001-32734 11942825).
**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).
***	Incorporated by reference to the F-1 Registration Statement filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).
****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on April 25, 2012 (File No.001-32734 12780429).

TERNIUM S.A.

Consolidated Financial Statements

as of December 31, 2012 and 2011 and

for the years ended on December 31, 2012, 2011 and 2010

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at 31 December 2012 and 31 December 2011, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Société cooperative

Represented by

/s/ Mervyn R. Martins

Mervyn R. Martins	Luxemburg, April 30, 2013

PricewaterhouseCoopers, Société coopérative, 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg

T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.

In our opinion, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2010 present fairly, in all material respects, the results of operations and cash flows of Ternium S.A. and its subsidiaries for the year ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Daniel A. López Lado (Partner)

Daniel A. López Lado

Buenos Aires, Argentina

June 30, 2011, except for the change in the composition of reportable segments and deconsolidation of the investment in Peña Colorada discussed in Notes 4 w) and 4 a) (2) to the consolidated financial statements, respectively, as to which the date is April 30, 2013

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

(All amounts in USD thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2012	2011	2010
Continuing operations
Net sales	5	8,608,054	9,122,832	7,339,901
Cost of sales	6	(6,871,090)	(7,020,127)	(5,560,201)

Gross profit		1,736,964	2,102,705	1,779,700

Selling, general and administrative expenses	7	(809,181)	(839,362)	(738,304)
Other operating (expenses) income, net	9	(11,881)	(11,495)	2,162

Operating income		915,902	1,251,848	1,043,558

Interest expense		(144,439)	(100,712)	(72,953)
Interest income		19,226	39,981	87,323
Other financial (expenses) income, net	10	7,865	(239,691)	114,867

Equity in earnings of associated companies	3 & 14	(346,833)	10,137	12,867

Income before income tax expense		451,721	961,563	1,185,662

Income tax expense	11	(264,567)	(311,656)	(406,193)

Profit for the year		187,154	649,907	779,470

Attributable to:
Equity holders of the Company		139,235	513,540	622,076
Non-controlling interest		47,919	136,367	157,394

		187,154	649,907	779,470

Weighted average number of shares outstanding		1,963,076,776	1,968,327,917	2,004,743,442

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in USD per share)		0.07	0.26	0.31

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

(All amounts in USD thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2012	2011	2010

Profit for the year	187,154	649,907	779,470

Other comprehensive income:
Currency translation adjustment	(149,551)	(422,230)	30,494
Changes in the fair value of derivatives classified as cash flow hedges	17,556	14,134	14,729
Income tax relating to cash flow hedges	(2,808)	(6,701)	(4,419)

Other comprehensive income from participation in non-consolidated companies:
Currency translation adjustment	(275,897)	(11,403)	5,421
Changes in the fair value of derivatives classified as cash flow hedges	1,438	—	—
Others	(1,961)	—	—

Other comprehensive (loss) income for the period, net of tax	(411,223)	(426,200)	46,225

Total comprehensive income for the period	(224,069)	223,707	825,695

Attributable to:
Equity holders of the Company	(188,258)	172,862	684,635
Non-controlling interest	(35,811)	50,845	141,060

Total comprehensive income for the period	(224,069)	223,707	825,695

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

(All amounts in USD thousands)

Consolidated Statements of Financial Position

	Notes	December 31, 2012		December 31, 2011
ASSETS
Non-current assets
Property, plant and equipment, net	12	4,438,117		3,969,187
Intangible assets, net	13	965,206		977,711
Investments in non-consolidated companies	14	1,710,514		94,875
Other investments	15	7,137		14,087
Deferred tax assets	21	12,541		8,101
Receivables, net	16	72,827		124,201
Trade receivables, net	17	5,029	7,211,371	7,526	5,195,688

Current assets
Receivables	16	187,212		91,516
Derivative financial instruments	23	64		50
Inventories, net	18	2,000,137		2,123,516
Trade receivables, net	17	735,140		745,904
Sidor financial asset	27	—		136,294
Other investments	19	160,750		281,676
Cash and cash equivalents	19	560,307	3,643,610	2,158,044	5,537,000

Non-current assets classified as held for sale			12,018		10,374

			3,655,628		5,547,374

Total assets			10,866,999		10,743,062

EQUITY
Capital and reserves attributable to the company’s equity holders			5,420,883		5,756,371

Non-controlling interest			1,074,763		1,084,827

Total equity			6,495,646		6,841,198

LIABILITIES
Non-current liabilities
Provisions	20	17,499		15,340
Deferred income tax	21	682,091		740,576
Other liabilities	22	224,956		196,974
Trade payables		18,337		21,096
Derivative financial instruments	23	271		—
Borrowings	24	1,302,753	2,245,907	948,495	1,922,481

Current liabilities
Current tax liabilities		153,071		106,625
Other liabilities	22	88,540		112,923
Trade payables		762,225		682,292
Derivative financial instruments	23	—		29,902
Borrowings	24	1,121,610	2,125,446	1,047,641	1,979,383

Total liabilities			4,371,353		3,901,864

Total equity and liabilities			10,866,999		10,743,062

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

(All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2012	2,004,743	(150,000)	(23,295)	1,542,040	(2,324,866)	(864,353)	5,572,102	5,756,371	1,084,827	6,841,198

Profit for the period							139,235	139,235	47,919	187,154
Other comprehensive income (loss) for the period
Currency translation adjustment						(340,531)		(340,531)	(84,916)	(425,447)
Cash flow hedges, net of tax				14,800				14,800	1,385	16,185
Others				(1,761)				(1,761)	(200)	(1,961)

Total comprehensive income for the period	—	—	—	13,039	—	(340,531)	139,235	(188,257)	(35,812)	(224,069)

Dividends paid in cash (5)							(147,231)	(147,231)	—	(147,231)
Dividends paid in cash by subsidiary companies								—	(15,902)	(15,902)
Contributions from non-controlling shareholders in consolidated subsidiaries (6)								—	41,650	41,650

Balance at December 31, 2012	2,004,743	(150,000)	(23,295)	1,555,079	(2,324,866)	(1,204,884)	5,564,106	5,420,883	1,074,763	6,495,646

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).
(2)	The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2012, there were 2,004,743,442 shares issued. All issued shares are fully paid.
(3)	Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 1.2 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.
(4)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5)	Represents USD 0.075 per share (USD 0.75 per ADS).
(6)	Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

(All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares (3)	Initial public offering expenses	Reserves (4)	Capital stock issue discount (5)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2011	2,004,743	—	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101

Profit for the period							513,540	513,540	136,367	649,907
Other comprehensive income (loss) for the period
Currency translation adjustment						(346,921)		(346,921)	(86,712)	(433,633)
Cash flow hedges, net of tax				6,243				6,243	1,190	7,433

Total comprehensive income for the period	—	—	—	6,243	—	(346,921)	513,540	172,862	50,845	223,707

Dividends paid in cash (6)				(99,329)			(47,902)	(147,231)	—	(147,231)
Dividends paid in cash by subsidiary companies								—	(140,579)	(140,579)
Repurchase of own shares to Usiminas (3)		(150,000)						(150,000)	—	(150,000)
Contributions from non-controlling shareholders in consolidated subsidiaries (7)								—	39,200	39,200

Balance at December 31, 2011	2,004,743	(150,000)	(23,295)	1,542,040	(2,324,866)	(864,353)	5,572,102	5,756,371	1,084,827	6,841,198

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).
(2)	The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2011, there were 2,004,743,442 shares issued. All issued shares are fully paid.
(3)	See note 30.
(4)	Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (14.9) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.
(5)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(6)	Represents USD 0.075 USD per share (USD 0.75 per ADS).
(7)	Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

(All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2010	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

Profit for the period						622,076	622,076	157,394	779,470
Other comprehensive income (loss) for the period
Currency translation adjustment					53,412		53,412	(17,497)	35,915
Cash flow hedges, net of tax			9,147				9,147	1,163	10,310

Total comprehensive income for the period	—	—	9,147	—	53,412	622,076	684,635	141,060	825,695

Dividends paid in cash (5)			(100,237)				(100,237)		(100,237)
Dividends paid in cash by subsidiary companies							—	(38,304)	(38,304)
Contributions from non-controlling shareholders in consolidated subsidiaries							—	4,900	4,900
Acquisition of business							—	62,808	62,808

Balance at December 31, 2010	2,004,743	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).
(2)	The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2010, there were 2,004,743,442 shares issued. All issued shares are fully paid.
(3)	Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (22.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.
(4)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5)	Represents USD 0.05 USD per share (USD 0.50 per ADS).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

(All amounts in USD thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2012	2011	2010

Cash flows from operating activities
Income from continuing operations:		187,154	649,907	779,470
Adjustments for:
Depreciation and amortization	12 & 13	370,855	395,989	374,201
Income tax accruals less payments	31 (b)	44,370	(260,264)	226,355
Equity in losses (earnings) of non-consolidated companies	3 & 14	346,833	(10,137)	(12,867)
Interest accruals less payments	31 (b)	816	43,047	(59)
Changes in provisions	20	5,754	29,932	5,543
Changes in working capital	31 (b)	23,533	(399,292)	(437,079)
Net foreign exchange results and others		75,777	173,188	(138,308)

Net cash provided by operating activities		1,055,092	622,370	797,256

Cash flows from investing activities
Capital expenditures	12 & 13	(1,022,592)	(577,001)	(339,378)
Acquisition of business:
Purchase consideration	3	(2,243,610)	—	(75,000)
Cash acquired	3	—	—	6,593
Decrease (Increase) in other investments	15 & 19	127,875	588,212	(820,672)
Proceeds from the sale of property, plant and equipment		2,143	1,696	1,693
Proceeds from Sidor financial asset	27	136,719	133,084	767,382
Dividends received from associated companies	14	4,718	—	302
Contributions in associated companies	14	—	—	(302)

Net cash (used in) provided by investing activities		(2,994,747)	145,991	(459,382)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(147,231)	(147,231)	(100,237)
Dividends paid in cash by subsidiary companies		(15,902)	(140,579)	(38,304)
Contributions from non-controlling shareholders in consolidated subsidiaries		41,650	39,200	4,900
Repurchase of treasury shares	30	—	(150,000)	—
Proceeds from borrowings		1,284,659	666,180	35,441
Repayments of borrowings		(814,976)	(632,140)	(555,216)

Net cash provided by (used in) financing activities		348,200	(364,570)	(653,416)

(Decrease) Increase in cash and cash equivalents		(1,591,455)	403,791	(315,542)

Movement in cash and cash equivalents
At January 1,		2,158,044	1,779,295	2,093,800
Effect of exchange rate changes		(6,282)	(25,042)	1,037
(Decrease) Increase in cash and cash equivalents		(1,591,455)	403,791	(315,542)

Cash and cash equivalents at December 31, (1)		560,307	2,158,044	1,779,295

(1)	It includes restricted cash of USD 941, USD 248 and USD 12,343 as of December 31, 2012, 2011 and 2010, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 160,750, USD 281,676 and USD 848,800 as of December 31, 2012, 2011 and 2010, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information
2	Basis of presentation
3	Acquisition of business - Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS
4	Accounting policies
5	Segment information
6	Cost of sales
7	Selling, general and administrative expenses
8	Labor costs (included in cost of sales and selling, general and administrative expenses)
9	Other operating income (expenses), net
10	Other financial income (expenses), net
11	Income tax expense
12	Property, plant and equipment, net
13	Intangible assets, net
14	Investments in non-consolidated companies
15	Other investments, net - non current
16	Receivables, net - non-current and current
17	Trade receivables, net - non-current and current
18	Inventories, net
19	Cash, cash equivalents and other investments
20	Allowances and provisions - non-current and current
21	Deferred income tax
22	Other liabilities - non-current and current
23	Derivative financial instruments
24	Borrowings
25	Contingencies, commitments and restrictions on the distribution of profits
26	Earnings per share
27	Discontinued operations - Nationalization of Sidor
28	Related party transactions
29	Investments in Mexico
30	Repurchase of shares from Usiminas concurrently with secondary public offering
31	Other required disclosures
32	Recently issued accounting pronouncements
33	Financial risk management
34	Subsequent events

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

Notes to the Consolidated Financial Statements

1.	GENERAL INFORMATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2012, there were 2,004,743,442 shares issued. All issued shares are fully paid.

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

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à.r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

1.	GENERAL INFORMATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2012 and 2011, this special tax reserve amounted to USD 7.6 billion and USD 7.7 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2013), as issued by the International Accounting Standards Board, and adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.

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

These consolidated financial statements have been approved for issue by the Board of Directors on February 20, 2013.

Detailed below are the companies whose financial statements have been consolidated in these consolidated financial statements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

2.	BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2012	2011	2010

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l. (1)	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Solutions A.G. (2)	Switzerland	Services	100.00%	100.00%	—
Ternium Brasil S.A. (3)	Brazil	Holding	100.00%	100.00%	100.00%
Siderúrgica do Norte Fluminense S.A. (4)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ylopa - Servicos de Consultadoria Lda. (5)	Portugal	Holding	—	—	94.38%
Consorcio Siderurgia Amazonia S.L. (formerly Consorcio Siderurgia Amazonia S.L.U.) (6)	Spain	Holding	94.38%	94.38%	94.38%
Secor - Servicios Corporativos S.A. (6)	Venezuela	Holding	94.53%	94.38%	94.38%
Ternium Internacional España S.L.U. (3)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Siderar S.A.I.C. (7)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.94%
Impeco S.A. (8)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.97%
Prosid Investments S.C.A. (8)	Uruguay	Holding	60.94%	60.94%	60.94%
Inversiones Basilea S.A. (9)	Chile	Purchase and sale of real estate and other	—	60.94%	60.94%
Ternium Mexico S.A. de C.V. (10)	Mexico	Holding	88.72%	88.72%	88.72%
Hylsa S.A. de C.V. (11)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Las Encinas S.A. de C.V. (11)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.72%	88.72%	88.72%
Ferropak Comercial S.A. de C.V. (11)	Mexico	Scrap services company	88.72%	88.72%	88.72%
Ferropak Servicios S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.72%
Galvacer America Inc (11)	USA	Distributing company	88.72%	88.72%	88.72%
Galvamet America Corp (11)	USA	Manufacturing and selling of insulated panel products	88.72%	88.72%	88.72%
Transamerica E. & I. Trading Corp. (11)	USA	Scrap services company	88.72%	88.72%	88.72%
Técnica Industrial S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.72%
Ternium Gas México S.A. de C.V. (formerly Sefimsa S.A. de C.V.) (12)	Mexico	Financial Services	88.72%	88.72%	88.72%
Ecore Holding S. de R.L. de C.V. (11)	Mexico	Holding	88.72%	88.72%	88.72%
Neotec L.L.C. (11)	USA	Holding	88.72%	88.72%	88.72%
Treasury Services S.A. de C.V. (11)	Mexico	Financial Services	88.72%	88.72%	88.72%
APM, S.A. de C.V. (11)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Acedor, S.A. de C.V. (11)	Mexico	Holding	88.72%	88.72%	88.72%
Empresas Stabilit S.A. de C.V. (13)	Mexico	Holding	—	—	88.72%
Acerus S.A. de C.V. (11)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Imsa Monclova S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.72%
Ternium Internacional Guatemala S.A. (14)	Guatemala	Selling of steel products	99.98%	99.98%	88.72%
Corporativo Grupo Imsa S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.72%

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

2.	BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2012	2011	2010

Ternium USA Inc. (11)	USA	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Servicios Integrales Nova de Monterrey S.A. de C.V. (15)	Mexico	Medical and Social Services	66.09%	66.09%	66.09%
Ternium Guatemala S.A. (16)	Guatemala	Manufacturing and selling of steel products	—	—	88.72%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	88.18%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	88.01%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.91%	99.91%	88.66%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	88.72%
Ferrasa S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Perfilamos del Cauca S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Figuraciones S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Siderúrgica de Caldas S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Procesadora de Materiales Industriales S.A.	Colombia	Scrap services company	32.40%	32.40%	32.40%
Recolectora Industrial de Colombia S.A. (18)	Colombia	Scrap services company	—	—	28.70%
Desechos Industriales de Colombia S.A. (18)	Colombia	Scrap services company	—	—	29.70%
Tenigal S. de R.L. de C.V. (19)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Investments Switzerland AG (3)	Switzerland	Holding	100.00%	100.00%	100.00%
Ternium Internacional S.A. (20)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (21)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (21)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (21)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional Perú S.A. (22)	Peru	Marketing of steel products	—	100.00%	100.00%
Ternium Internacional de Colombia S.A.S. (formerly Ternium Internacional de Colombia S.A.) (21)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (20)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (20)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Engineering & Services S.A. (23)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de Argentina S.A.	Argentina	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	100.00%
Ternium Treasury Services S.A. (20)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium Treasury Services B.V. (20)	Netherlands	Financial Services	100.00%	100.00%	100.00%
Ferrasa Panamá, S.A. (24)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Aceros Transformados de Panamá, S.A. (24)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	54.00%

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

2.	BASIS OF PRESENTATION (continued)

(1)	Incorporated in the fourth quarter of 2010.
(2)	Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%. Incorporated in the first quarter of 2011.
(3)	Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(4)	Indirectly through Ternium Brasil S.A. Total voting rights held: 100.00%. Incorporated during 2010.
(5)	This company was dissolved as of December 27, 2011.
(6)	Since December 27, 2011, indirectly through Ternium Investments S.á.r.l. (85.77%) and Prosid Investments S.C.A. (8.76%). Total voting rights held: 100.00%. Before that, indirectly through Ylopa – Servicos de Consultadoría Lda.
(7)	Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%.
(8)	Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.
(9)	This company was dissolved as of November 14, 2012.
(10)	Indirectly through Siderar S.A.I.C., Inversiones Basilea S.A. and Ternium Internacional España S.L.U. Total voting rights held 99.93%.
(11)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(12)	Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.
(13)	Merged with Ternium Mexico S.A. de C.V. during the fourth quarter of 2011.
(14)	Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100%.
(15)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.
(16)	This company was merged with Ternium Internacional Guatemala, S.A. during the first quarter of 2011.
(17)	Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 54.00%. Incorporated during 2010. (See note 3.)
(18)	These companies were sold during the second quarter of 2011.
(19)	Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 51.00%. Incorporated during 2010. (See note 31.)
(20)	Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%.
(21)	Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%.
(22)	This company was dissolved as of February 18, 2012.
(23)	Indirectly through Ternium Internacional Inc. Total voting rights held 100.00%.
(24)	Indirectly through Ternium Treasury Services S.A. Total voting rights held: 54.00%. Incorporated during 2010. (See note 3.)

3.	ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. – USIMINAS

On November 27, 2011, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l., together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), entered into share purchase agreements with Camargo Corrêa, Votorantim and Caixa dos Empregados da Usiminas (Usiminas employee pension fund, or CEU) for the acquisition of 139.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), representing 27.66% of Usiminas’ voting capital, at a price of BRL 36.0 (approximately USD 19.0) per ordinary share.

With strategically located facilities near the main consumers of steel in Brazil and iron ore mines in the Serra Azul region, Usiminas is organized under four main business units: Mining, Steel, Steel Processing and Capital Goods.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

3.	ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. – USIMINAS (continued)

Upon closing of the transaction on January 16, 2012, Ternium Investments, Siderar and TenarisConfab joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel acquired from CEU 8.5 million ordinary shares. In addition, Ternium Investments, Siderar, Prosid and TenarisConfab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group; most decisions in that control group are subject for its approval to a 65% majority of the control group shares. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

Ternium holds 35.6% of Usiminas’ voting rights over the control group and 22.71% of Usiminas’ ordinary shares, and has a participation in Usiminas’ results of 11.32%.

As of the date of issuance of these consolidated financial statements, the Company has completed its purchase price allocation procedures and determined a notional goodwill included within the investment balance of USD 583 million, according to the following calculation:

Opening net assets at January 16, 2012	9,690,397
Percentage of interest of the Company over opening net assets (1)	11.62%

Interest of the Company over opening net assets	1,126,306

Net assets at fair value vs. book value	534,531
Goodwill	582,773

Total Purchase consideration	2,243,610

(1)	This percentage of interest is calculated considering treasury shares.

The Company has performed an impairment test over its investment in Usiminas as of December 31, 2012, and subsequently wrote down the investment by USD 275 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in Ternium’s forecast of long term iron ore prices that affected cash flow expectations.

In 2012, the Company’s investment in Usiminas, which is accounted for under the equity method, contributed a total loss of USD 364 million mainly as a result of the above mentioned impairment of goodwill, a USD 51 million depreciation of the difference between the fair value and book value of net assets and a USD 37 million loss from Usiminas’ net losses in the year.

To determine the recoverable value, the Company used the value in use, which was calculated as the present value of the expected cash flows, considering the expected prices for the years covered by the projection. As of December 31, 2012 the discount rate used to test the investment in Usiminas for impairment was 9.6%.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

3.	ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. – USIMINAS (continued)

As a result of this impairment charge and considering the results and all other adjustments to the equity, the investment in Usiminas as of December 31, 2012, is as follows:

Purchase consideration	2,243,610
Dividends received	(4,718)
Share of results	(88,556)
Other comprehensive income	(282,662)
Impairment charge	(275,334)

At December 31, 2012	1,592,340

The aggregated amounts disclosed as Other comprehensive income are mainly attributable to a currency translation adjustment generated by the investment in Usiminas being maintained in Brazilian real and are calculated as provided by IAS 21 “The effects of changes in foreign exchange rates”.

On February 18, 2013, Usiminas published its annual accounts as of and for the year ended December 31, 2012, which include the following information:

Summarized balance sheet (in million USD)	As of December 31, 2012

Assets
Non-current	10,763
Current	5,276

Total Assets	16,039

Liabilities
Non-current	(4,335)
Current	(2,645)

Total Liabilities	(6,980)

Minority interest	(932)

Shareholders’ equity	8,127

Summarized income statement (in million USD)	As of December 31, 2012

Net sales	6,502
Cost of sales	(6,162)

Gross Profit	340

Selling, general and administrative expenses	(439)
Other operating expenses, net	—

Operating income	(99)

Financial income (expenses), net	(253)
Equity in earnings(losses) of associated companies	31

Income before income tax	(321)

Income tax expense	58

Net Income before minority interest	(263)

Minority interest in other subsidiaries	(56)

Net income (loss) for the year/period	(319)

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

3.	ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. – USIMINAS (continued)

Ternium Investments and Siderar financed their BRL 4.1 billion share (approximately USD 2.2 billion) of the Usiminas acquisition with cash on hand and, in the case of Ternium Investments, a USD 700 million term loan with a syndicate of banks led by Credit Agricole Corporate and Investment Bank as administrative agent (the “Ternium facility”).

Ternium Investments’ loans under the Ternium Facility are to be repaid in nine consecutive and equal semi-annual installments commencing on January 2013. The Ternium facility contains covenants customary for transactions of this type, including limitations to additional debt; limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and minimum cash requirements). There are no limitations to the payment of dividends or capital expenditures under the Ternium facility, except in case of non-compliance with the above mentioned covenants.

4.	ACCOUNTING POLICIES

These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2011, except for the changes described below.

The Company has early-adopted the following standards, together with the consequential amendments to other IFRS, for the year ended December 31, 2012:

•

IFRS 10, “Consolidated financial statements”: IFRS 10 was issued in May 2011 and replaces all the guidance on control and consolidation in IAS 27, “Consolidated and separate financial statements”, and SIC-12, “Consolidation – special purpose entities”. Full retrospective application is required in accordance with the transition provisions of the standard, unless impracticable, in which case the Company applies it from the earliest practicable date.

•	IFRS 11, “Joint arrangements”: IFRS 11 was issued in May 2011 and replaces all the guidance on joint arrangements included in IAS 31, “Interests in joint ventures”.

•

IFRS 12, “Disclosure of interests in other entities”: IFRS 12 was issued in May 2011, and provides disclosure requirements on interests in subsidiaries, associates, joint arrangements, and unconsolidated structured entities.

•

IAS 27, “Separate financial statements”: IAS 27 was amended in May 2011 following the issuance of IFRS 10. The revised IAS 27 deals only with the accounting for subsidiaries, associates and joint arrangements in the separate financial statements of the parent company.

The Company has applied the above standards retrospectively. The above standards did not result in significant changes to the Company’s financial statements as at the date of the early adoption. Investments in joint ventures are shown together with investments in associates under the caption “Investments in non-consolidated companies”. The main change is the deconsolidation of Consorcio Minero Benito Juarez Peña Colorada S.A. de C.V., which was proportionately consolidated until December 31, 2011. Accordingly, no additional disclosures have been considered necessary. See also note 14.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

(a)	Group accounting

(1) Subsidiary companies and transactions with non-controlling interests

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

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

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Prior to January 1, 2012, the Company reported its interests in jointly controlled entities using proportionate consolidation. The Company’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities were combined on a line-by-line basis with similar items in the Company’s financial statements. Where the Company transacted with its jointly controlled entities, unrealized profits and losses were eliminated to the extent of the Company’s interest in the joint venture.

The Company has early adopted IFRS 11, ‘Joint arrangements’, on January 1, 2012, and has applied the new policy of equity value for interests in joint ventures occurring on or after January 1, 2010, in accordance with the transition provisions of that Standard. The Company recognizes its investment in joint ventures at the beginning of the earliest period presented (January 1, 2010) as the deemed cost of the Company’s investments in joint ventures for applying equity accounting.

Investments in non-consolidated companies are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

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

•

Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2012 and 2011, there are no instruments classified under this category;

•	Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

•

Available-for-sale (“AFS”) financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income (“OCI”) with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2012 and 2011, there are no instruments classified under this category;

•	Other financial liabilities: measured at amortized cost using the effective interest method.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the settlement date.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2012 and 2011, is approximately 9% per year.

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

As of December 31, 2012, the carrying amount of goodwill allocated to the Mexico CGU was USD 662.3 million, of which USD 619.8 million corresponds to steel operations and USD 42.5 million to mining operations. The carrying amount of goodwill allocated to other CGUs totaled USD 1.5 million.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2012, 2011 and 2010 totaled USD 8.8 million, USD 8.8 million and USD 5.7 million, respectively.

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 (revised) and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S.

Customer relationships are amortized using the straight-line method over a useful life of approximately 10 years.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

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

Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

Cash flows are discounted at post-tax rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium’s weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2012 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 10.0%.

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

Except for the impairment in connection with the investment in Usiminas, at December 31, 2012, 2011 and 2010, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill). For the impairment in connection with the investment in Usiminas, see note 3 (a).

(g)	Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

(j)	Cash and cash equivalents

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

(k)	Non-current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of non-current assets classified as held for sale, at December 31, 2012 and 2012 totals USD 12.0 million and USD 10.4 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

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

(n)	Employee liabilities

(1) Pension obligations and other post-employment obligations

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

The Company has not early adopted the IAS 19 revised. The impact of adoption as of January 1, 2013, on the change in value of the pension plans is expected to be an approximately USD 88.0 million increase in the present value of unfunded obligations, with the corresponding impact recognized in equity.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

As of December 31, 2012 and 2011, the outstanding liability corresponding to the Program amounts to USD 15.2 million and USD 12.5 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2012 and 2011, is USD 16.6 million and USD 15.1 million, respectively.

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

The Company capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2012, the capitalized borrowing costs are not material, amounting to USD 0.3 million.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

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

(t)	Removal of waste materials to access mineral deposits

Costs associated with the removal of overburden and other waste materials are usually known as stripping costs. Stripping costs can be incurred before the mining production commences (“developmental stripping”) or during the production stage (“production stripping”).

Until December 31, 2012, development stripping costs are expensed when incurred, while production stripping costs are included in the cost of the inventory produced (that is extracted) at each mine individually during the period they are incurred. The impact of stripping costs associated with development is non-material.

Commencing January 1, 2013, development stripping costs that contribute to the future economic benefits of mining operations are capitalized as tangible assets (work in progress). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2012, the effective portion of designated cash flow hedges amounts to USD 0.2 million (net of taxes) and is included under “changes in the fair value of derivatives classified as cash flow hedges” line item in the statement of comprehensive income (see Note 32 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 34 “Financial risk management”.

(w)	Segment information

Following the new internal organization and reporting used by the Chief Operating Decision Maker (“CODM”) for making decisions, allocating resources and assessing performance, the Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua and Honduras.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest. Under management view, it also includes the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico.

Ternium’s Chief Operating Decision Maker (the Chief Executive Officer, “CEO”) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

•	The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

•	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

•

Under IFRS, the results of Peña Colorada are aggregated in equity in earnings of non-consolidated companies, while under management view, these results are included considering 50% of the operations on a line by line basis.

•	Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

Comparative amounts have been reclassified to disclose the information according to the reportable segments as of December 31, 2012.

(x)	Critical Accounting Estimates

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

Goodwill is tested at the level of the CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium’s weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2012 was 10.0% and no impairment charge resulted from the impairment test performed.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3) Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 17.5 million and USD 15.3 million as of December 31, 2012 and 2011, respectively.

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

As of December 31, 2012 and 2011, the Company recorded no allowance for net realizable value and USD 66.1 million and USD 59.9 million, respectively, as allowance for obsolescence.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

4.	ACCOUNTING POLICIES (continued)

None of the Company’s CGUs were tested for impairment, other than for the investment in Usiminas and goodwill test (see note 4 (x) (1)), in 2012 and 2011, as no impairment indicators were identified. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible. For the impairment in connection with the investment in Usiminas, see note 3 (a).

(7) Allowances for doubtful accounts

Management makes estimates of the uncollectibility of our accounts receivable. Management analyses the trade accounts receivable on a regular basis and, when aware of a third party´s inability to meet its financial commitments to the Company, managements impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyses accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2012 and 2011, allowance for doubtful accounts totals USD 15.3 million and USD 16.1 million, respectively.

5.	SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

Following the new internal organization and reporting used by the Chief Operating Decision Maker (“CODM”) for making decisions, allocating resources and assessing performance, the Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua and Honduras.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

5.	SEGMENT INFORMATION (continued)

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest. Under management view, it also includes the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

•	The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

•	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

•

Under IFRS, the results of Peña Colorada are aggregated in equity in earnings of non-consolidated companies, while under management view, these results are included considering 50% of the operations on a line by line basis.

•	Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

Comparative amounts have been reclassified to disclose the information according to the reportable segments as of December 31, 2012.

	Year ended December 31, 2012
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	8,601,134	190,698	(183,778)	8,608,054
Cost of sales	(6,914,658)	(132,357)	175,925	(6,871,090)

Gross profit	1,686,476	58,341	(7,853)	1,736,964

Selling, general and administrative expenses (SG&A)	(804,690)	(4,491)	—	(809,181)
Other operating income, net	(12,261)	380	—	(11,881)

Operating income - IFRS	869,525	54,230	(7,853)	915,902

Management view

Net sales	8,601,134	498,171	(491,251)	8,608,054
Operating income	798,368	266,209	(7,853)	1,056,724

Reconciliation items:

Differences in Cost of sales				(120,118)
Differences related to Peña Colorada (Line by line vs Equity method)				(20,704)

Operating income - IFRS				915,902

Financial income (expense), net				(117,348)
Equity in earnings of non-consolidated companies				(346,833)

Income before income tax expense - IFRS				451,721

Depreciation and amortization - IFRS	(355,246)	(15,608)	—	(370,854)

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

5.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2011
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	9,058,948	213,231	(149,347)	9,122,832
Cost of sales	(7,000,661)	(164,340)	144,875	(7,020,127)

Gross profit	2,058,287	48,891	(4,473)	2,102,705

Selling, general and administrative expenses (SG&A)	(833,431)	(5,931)	—	(839,362)
Other operating income, net	(10,788)	(707)	—	(11,495)

Operating income - IFRS	1,214,068	42,253	(4,473)	1,251,848

Financial income (expense), net				(300,422)
Equity in earnings of non-consolidated companies				10,137

Income before income tax expense - IFRS				961,563

Depreciation and amortization - IFRS	(379,352)	(16,637)	—	(395,989)

	Year ended December 31, 2010
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	7,265,669	201,921	(127,689)	7,339,901
Cost of sales	(5,517,236)	(170,654)	127,689	(5,560,201)

Gross profit	1,748,433	31,267	—	1,779,700

Selling, general and administrative expenses (SG&A)	(734,073)	(4,231)	—	(738,304)
Other operating income, net	4,666	(2,504)	—	2,162

Operating income - IFRS	1,019,026	24,532	—	1,043,558

Financial income (expense), net				129,237
Equity in earnings of non-consolidated companies				12,867

Income before income tax expense - IFRS				1,185,662

Depreciation and amortization - IFRS	(355,719)	(18,482)	—	(374,201)

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

5.	SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2012
	Mexico	Southern region	Other markets	Total

Net sales	4,475,139	2,746,585	1,386,330	8,608,054

Non-current assets (1)	4,114,225	1,220,886	68,212	5,403,323

	Year ended December 31, 2011
	Mexico	Southern region	Other markets	Total

Net sales	4,544,807	2,980,256	1,597,769	9,122,832

Non-current assets (1)	3,631,484	1,230,370	85,044	4,946,898

	Year ended December 31, 2010
	Mexico	Southern region	Other markets	Total

Net sales	3,829,130	2,422,787	1,087,984	7,339,901

Non-current assets (1)	3,986,611	1,278,707	60,095	5,325,413

REVENUES BY PRODUCT

	Year ended December 31,
	2012	2011	2010

Semi-finished (1)	857	—	30
Hot rolled	2,495,684	2,749,607	2,264,308
Cold rolled	1,342,036	1,458,875	1,213,813
Coated (2)	2,808,765	2,926,301	2,410,849
Roll-formed and tubular (3)	611,551	657,262	487,381

Flat steel products	7,258,893	7,792,045	6,376,381

Semi-finished (4)	28,136	91,955	147,282
Hot rolled (5)	1,284,958	1,125,922	685,854

Long steel products	1,313,094	1,217,877	833,136

TOTAL STEEL PRODUCTS	8,571,987	9,009,922	7,209,517

Other products	36,067	112,910	130,384

TOTAL SALES	8,608,054	9,122,832	7,339,901

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

(1)	Semi-finished includes slabs.
(2)	Coated includes hot-dipped galvanized, electrogalvanized, pre-painted, tin plate and tin-free steel.
(3)	Roll-formed and tubular includes steel pipes, tubular products, beams, insulated panels, roofing and cladding, roof tiles and steel decks.
(4)	Semi-finished includes billets and round bars.
(5)	Hot rolled includes wire rod, bars and stirrups.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

6.	COST OF SALES

	Year ended December 31,
	2012	2011	2010

Inventories at the beginning of the year	2,123,516	1,943,115	1,341,045
Acquisition of business	—	—	76,771
Translation differences	(103,129)	(227,982)	28,052
Plus: Charges for the year
Raw materials and consumables used and other movements	5,474,845	6,101,699	4,877,797
Services and fees	114,612	124,233	92,590
Labor cost	556,720	535,555	451,479
Depreciation of property, plant and equipment	306,584	313,871	286,896
Amortization of intangible assets	10,851	16,558	19,453
Maintenance expenses	387,672	332,357	320,861
Office expenses	7,360	5,631	5,342
Insurance	7,743	6,783	7,220
Charge of obsolescence allowance	12,289	6,197	11,598
Recovery from sales of scrap and by-products	(44,085)	(40,532)	(40,654)
Others	16,249	26,158	24,866

Less: Inventories at the end of the period	(2,000,137)	(2,123,516)	(1,943,115)

Cost of Sales	6,871,090	7,020,127	5,560,201

7.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2012	2011	2010

Services and fees (1)	97,443	96,750	110,317
Labor cost	212,820	205,938	170,673
Depreciation of property plant and equipment	8,788	15,057	16,906
Amortization of intangible assets	44,632	50,503	50,946
Maintenance expenses	6,904	17,648	11,099
Taxes	113,898	120,040	89,424
Office expenses	44,988	37,014	32,979
Freight and transportation	263,083	269,630	232,184
Increase of allowance for doubtful accounts	855	322	(392)
Others	15,770	26,460	24,168

Selling, general and administrative expenses	809,181	839,362	738,304

(1)	Includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries during the year ended December 31, 2012 that amounted to USD 4,228, including USD 3,569 for audit services, USD 296 for audit-related services, USD 159 for tax services and USD 204 for all other services.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

8.	LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2012	2011	2010
Wages, salaries and social security costs	699,899	672,689	568,434
Termination benefits	37,176	38,093	27,547
Pension benefits (Note 22 (i))	32,465	30,711	26,171

Labor costs	769,540	741,493	622,152

9.	OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2012	2011	2010

Results from the sale of sundry assets	3,916	(4,176)	(4,681)
Provision for legal claims and other matters (Note 20 and 25 (ii))	(5,754)	(29,932)	(5,543)
Fees related to the repurchase of shares from Usiminas (Note 30)	—	10,200	—
Others	(10,043)	12,413	12,386

Other operating (expenses) income, net	(11,881)	(11,495)	2,162

10.	OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2012	2011	2010

Net foreign exchange gain (1)	11,429	(236,098)	123,412
Change in fair value of financial instruments	11,041	7,968	1,545
Debt issue costs	(5,814)	(5,078)	(4,562)
Others	(8,791)	(6,483)	(5,528)

Other financial income, net	7,865	(239,691)	114,867

(1)	See note 4 (b)(1), in connection with the change in functional currency in Mexican subsidiaries.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

11.	INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2012	2011	2010
Current tax	(298,082)	(365,207)	(408,268)
Deferred tax (Note 21)	34,252	42,433	(2,344)
Deferred tax - effect of changes in tax rates	(5,769)	—	—
Effect of change in fair value of cash flow hedge	2,808	6,701	4,419
Recovery of income tax (1)	2,224	4,417	—

Income tax expense	(264,567)	(311,656)	(406,193)

(1)	Represents gains recorded in 2011 and 2012 for several income tax claims filed against the tax authorities for which definitive favorable rulings were obtained in such years.

Income tax expense for the years ended December 31, 2012, 2011 and 2010 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2012	2011	2010
Income before income tax	451,721	961,563	1,185,662

Income tax expense at statutory tax rate	(208,748)	(288,352)	(363,500)
Non taxable income	1,013	5,929	2,593
Non deductible expenses	(53,289)	(28,198)	(40,956)
Unrecognized tax losses	—	(5,452)	(4,330)
Recovery of income tax	2,224	4,417	—
Effect of changes in tax rate	(5,769)	—	—

Income tax expense	(264,567)	(311,656)	(406,193)

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

12.	PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended December 31, 2012
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	476,987	1,720,296	3,791,217	146,526	531,846	37,231	6,704,103

Translation differences	(4,255)	(152,844)	(190,298)	(10,058)	(37,534)	(5,125)	(400,114)
Additions	32,653	703	10,541	5,375	907,618	21,218	978,108
Capitalized borrowing costs	—	—	—	—	349	—	349
Disposals / Consumptions	—	(1,278)	(10,025)	(4,546)	(21,263)	(691)	(37,803)
Transfers	(6,628)	201,317	153,015	5,331	(359,664)	—	(6,629)

Values at the end of the year	498,757	1,768,194	3,754,450	142,628	1,021,352	52,633	7,238,014

Depreciation
Accumulated at the beginning of the year	—	(648,820)	(1,960,146)	(123,936)	—	(2,013)	(2,734,915)

Translation differences	—	76,255	156,373	9,262	—	286	242,176
Depreciation charge	—	(101,891)	(206,962)	(5,182)	—	(1,337)	(315,372)
Disposals / Consumptions	—	522	4,836	2,857	—	(1)	8,214

Accumulated at the end of the year	—	(673,934)	(2,005,899)	(116,999)	—	(3,065)	(2,799,897)

At December 31, 2012	498,757	1,094,260	1,748,551	25,629	1,021,352	49,568	4,438,117

	Year ended December 31, 2011
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	489,750	1,799,404	4,088,812	152,280	312,749	37,148	6,880,142

Translation differences	(59,328)	(158,079)	(397,830)	(12,920)	(49,772)	(2,955)	(680,883)
Additions	46,565	2,514	4,171	4,359	470,323	3,171	531,103
Disposals / Consumptions	—	(10,412)	(10,458)	(3,942)	(1,315)	(133)	(26,260)
Transfers	—	86,869	106,521	6,749	(200,139)	—	(0)

Values at the end of the year	476,987	1,720,296	3,791,217	146,526	531,846	37,231	6,704,102

Depreciation
Accumulated at the beginning of the year	—	(611,089)	(1,936,395)	(127,363)	—	(1,610)	(2,676,457)

Translation differences	—	53,672	189,656	10,570	—	130	254,028
Depreciation charge	—	(96,190)	(222,775)	(9,393)	—	(570)	(328,928)
Disposals / Consumptions	—	4,787	9,369	2,250	—	37	16,443

Accumulated at the end of the year	—	(648,820)	(1,960,146)	(123,936)	—	(2,013)	(2,734,915)

At December 31, 2011	476,987	1,071,476	1,831,071	22,590	531,846	35,218	3,969,187

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

13.	INTANGIBLE ASSETS, NET

	Year ended December 31, 2012
	Information system projects	Mining concessions	Exploration costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	138,022	111,321	17,670	290,321	73,665	663,807	1,294,806

Translation differences	(8,003)	—	—	(149)	—	—	(8,152)
Additions	35,496	—	8,988	—	—	—	44,484
Transfers	—	—	—	—	—	—	—

Values at the end of the year	165,515	111,321	26,658	290,172	73,665	663,807	1,331,138

Depreciation
Accumulated at the beginning of the year	(85,259)	(50,849)	—	(125,304)	(55,684)	—	(317,096)

Translation differences	6,653	—	—	—	(6)	—	6,647
Depreciation charge	(7,379)	(8,883)	—	(31,001)	(8,220)	—	(55,483)

Accumulated at the end of the year	(85,985)	(59,732)	—	(156,305)	(63,910)	—	(365,932)

At December 31, 2012	79,530	51,589	26,658	133,867	9,755	663,807	965,206

	Year ended December 31, 2011
	Information system projects	Mining concessions	Exploration costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	117,983	109,809	24,539	324,670	81,023	750,127	1,408,151

Translation differences	(14,306)	(14,981)	(1,929)	(34,349)	(7,358)	(86,320)	(159,243)
Additions	34,345	—	11,553	—	—	—	45,898
Transfers	—	16,493	(16,493)	—	—	—	—

Values at the end of the year	138,022	111,321	17,670	290,321	73,665	663,807	1,294,807

Depreciation
Accumulated at the beginning of the year	(82,411)	(47,600)	—	(108,711)	(47,701)	—	(286,423)

Translation differences	8,372	6,635	—	15,032	6,349	—	36,388
Depreciation charge	(11,220)	(9,884)	—	(31,625)	(14,332)	—	(67,061)

Accumulated at the end of the year	(85,259)	(50,849)	—	(125,304)	(55,684)	—	(317,096)

At December 31, 2011	52,763	60,472	17,670	165,017	17,981	663,807	977,710

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2012	2011
At the beginning of the year	94,875	96,212

Other comprehensive income	(276,420)	(11,404)
(Disposals)/Acquisitions	2,243,610	(70)
Dividends received from non-consolidated companies	(4,718)	—
Equity in earnings of non-consolidated companies	(71,499)	10,137
Impairment charge	(275,334)	—

At the end of the year	1,710,514	94,875

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

Company	Country of incorporation	Main activity	Voting rights at		Value at
			December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (1)	Brazil	Manufacturing and selling of steel products	22.71%	—	1,592,340	—

Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (2)	Mexico	Exploration, exploitation and pelletizing of iron ore	50.00%	50.00%	106,167	85,563
Exiros B.V. (3)	Netherlands	Holding company	50.00%	50.00%	8,986	7,299

Finma S.A.I.F. (4)	Argentina	Consulting and financial services company	33.33%	33.33%	1,977	1,429

Arhsa S.A. (4)	Argentina	Consulting and financial services company	33.33%	33.33%	867	380

Techinst S.A. (5)	Argentina	Consulting and financial services company	33.33%	33.33%	177	204

					1,710,514	94,875

(1)	Indirectly through the participation in Prosid Investments S.C.A., Siderar S.A.I.C. and Ternium Investments S.à r.l. since January 16, 2012.
(2)	Indirectly through the participation in Ternium México S.A. de C.V.
(3)	Indirectly through the participation in Ternium Investments Switzerland A.G.
(4)	Indirectly through the participation in Siderar S.A.I.C.
(5)	Indirectly through the participation in Ternium Treasury Services S.A.

Value of investment	USIMINAS

At January 1, 2012	—

Purchase consideration	2,243,610
Dividends received	(4,718)
Share of results	(88,556)
Other comprehensive income	(282,662)
Impairment charge	(275,334)

At December 31, 2012

1,592,340

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

For information related to Usiminas’ net assets and results as of and for the year ended December 31, 2012, see note 3 (a).

The following information includes net assets in connection with the investment in Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V.. As mentioned in note 4, this investment was deconsolidated retrospectively, as it was proportionately consolidated until December 31, 2011.

Summarized balance sheet (in million USD)	As of December 31,
	2012	2011

Assets
Non-current	184	144
Current	127	100

Total Assets	311	244

Liabilities
Non-current	(28)	(25)
Current	(71)	(48)

Total Liabilities	(99)	(73)

Net assets	212	171

15.	OTHER INVESTMENTS, NET – NON CURRENT

	As of December 31,
	2012	2011
Investments in debt instruments	6,950	13,900
Others	187	187

Other investments, net - Non-current	7,137	14,087

16.	RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2012	2011
Receivables with related parties (Note 28)	115	197
Employee advances and loans	7,792	8,163
Advances to suppliers for the purchase of property, plant and equipment	57,347	98,455
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 28)	4,314	290
Tax credits	295	12,582
Others	2,964	4,514

Receivables, net - Non-current	72,827	124,201

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

16.	RECEIVABLES, NET – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2012	2011
Value added tax	73,716	12,014
Tax credits	36,371	43,299
Employee advances and loans	8,922	8,980
Advances to suppliers	32,877	5,841
Advances to suppliers with related parties (Note 28)	8	955
Expenses paid in advance	5,075	6,962
Government tax refunds on exports	3,840	3,092
Receivables with related parties (Note 28)	1,772	286
Others	24,631	10,086

Receivables, net - Current	187,212	91,515

17.	TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2012	2011
Trade receivables	5,029	7,672
Allowance for doubtful accounts (Note 20)	—	(146)

Trade receivables, net - Non-current	5,029	7,526

	As of December 31,
	2012	2011
Current accounts	726,986	715,543
Trade receivables with related parties (Note 28)	23,458	46,363
Allowance for doubtful accounts (Note 20)	(15,304)	(16,002)

Trade receivables, net - Current	735,140	745,904

18.	INVENTORIES, NET

	As of December 31,
	2012	2011
Raw materials, materials and spare parts	575,212	580,150
Goods in process	1,001,625	1,055,660
Finished goods	397,765	414,586
Goods in transit	91,637	133,032
Obsolescence allowance (Note 20)	(66,102)	(59,912)

Inventories, net	2,000,137	2,123,516

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

19.	CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS

	As of December 31,
	2012	2011
(i) Other investments
Deposits with maturity of more than three months	160,750	281,676

(ii) Cash and cash equivalents
Cash and banks	98,052	115,502
Restricted cash	941	248
Deposits with maturity of less than three months	461,314	2,042,294

Cash and cash equivalents	560,307	2,158,044

20.	ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non-current	Deducted from assets	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters
Year ended December 31, 2012
Values at the beginning of the year	146	15,340
Translation differences	(5)	(1,488)
Additions	—	6,185
Reversals	(141)	(431)
Uses	—	(2,108)

At December 31, 2012	—	17,498

Year ended December 31, 2011
Values at the beginning of the year	354	16,144
Translation differences	(23)	(2,228)
Additions	—	31,289
Reversals	(185)	(1,357)
Uses	—	(28,508)

At December 31, 2011	146	15,340

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

20.	ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets
	Allowance for doubtful accounts	Obsolescence allowance
Year ended December 31, 2012
Values at the beginning of the year	16,002	59,911
Translation differences	(174)	(1,676)
Additions	1,442	27,769
Reversals	(445)	(15,480)
Uses	(1,521)	(4,422)

At December 31, 2012	15,304	66,102

Year ended December 31, 2011
Values at the beginning of the year	16,860	67,488
Translation differences	(1,103)	(7,305)
Additions	2,640	32,458
Reversals	(2,133)	(26,261)
Uses	(262)	(6,469)

At December 31, 2011	16,002	59,911

21.	DEFERRED INCOME TAX

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	Year ended December 31,
	2012	2011
At beginning of the year	(732,475)	(857,087)

Translation differences	34,442	82,177
Effect of changes in tax rate	(5,769)	—
Deferred tax credit (charge)	34,252	42,435

At end of the year	(669,550)	(732,475)

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

21.	DEFERRED INCOME TAX

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	Fixed assets	Inventories	Intangible assets	Other	Total at December 31, 2012

At beginning of year	(580,780)	(59,415)	(49,881)	(169,700)	(859,776)

Translation differences	18,198	38	1,512	19,222	38,970
Effect of changes in tax rate	(1,232)	(1,159)	—	—	(2,391)
Income statement credit (charge)	47,872	12,154	(20,341)	(16,104)	23,581

At end of year	(515,942)	(48,382)	(68,710)	(166,582)	(799,616)

Deferred tax assets	Provisions	Trade Receivables	Tax losses (1)	Other	Total at December 31, 2012

At beginning of year	60,414	8,804	15,879	42,204	127,301

Translation differences	(3,341)	(373)	—	(814)	(4,528)
Effect of changes in tax rate	—	—	(3,481)	103	(3,378)
Income statement credit (charge)	(2,415)	(140)	5,795	7,431	10,671

At end of year	54,658	8,291	18,193	48,924	130,066

(1)	As of December 31, 2012, the recognized deferred tax assets on tax losses amount to USD 18,193 and the net unrecognized deferred tax assets amount to USD 15,659. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

The amounts shown in the statement of financial position include the following:

	As of December 31,
	2012	2011
Deferred tax assets to be recovered after more than 12 months	83,341	73,102
Deferred tax liabilities to be settled after more than 12 months	(720,231)	(799,749)

	(636,890)	(726,647)

22.	OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2012	2011
(i) Other liabilities - Non-current
Termination benefits	3,323	4,238
Pension benefits	175,802	151,752
Other	45,831	40,984

Other liabilities - Non-current	224,956	196,974

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

22.	OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

Pension benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	Year ended December 31,
	2012	2011
Present value of unfunded obligations	282,824	246,825
Unrecognized prior service costs	(3,150)	(3,529)
Unrecognized actuarial losses	(83,465)	(71,646)
Fair value of plan assets	(20,407)	(19,898)

Liability in the statement of financial position	175,802	151,752

The amounts recognized in the consolidated income statement are as follows:

	Year ended December 31,
	2012	2011
Current service cost	6,276	6,000
Interest cost	21,805	21,708
Amortization of prior service costs	658	818
Net actuarial losses recognized in the year	3,726	2,185

Total included in labor costs	32,465	30,711

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Year ended December 31,
	2012	2011
At the beginning of the year	151,752	162,189

Transfers, new participants and funding of the plan	(17,445)	(19,321)
Total expense	32,465	30,711
Translation differences	10,927	(20,764)
Contributions paid	(1,897)	(1,063)

At the end of the year	175,802	151,752

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

22.	OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

The principal actuarial assumptions used were as follows:

Mexico	Year ended December 31,
	2012	2011
Discount rate	8.25%	8.75%
Rate of compensation increase	4.00%	4.00%

Argentina	Year ended December 31,
	2012	2011
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

	As of December 31,
	2012	2011
(ii) Other liabilities - Current
Payroll and social security payable	70,070	95,684
Termination benefits	10,459	8,547
Related Parties (Note 28)	3,323	4,052
Others	4,688	4,640

Other liabilities - Current	88,540	112,923

23.	DERIVATIVE FINANCIAL INSTRUMENTS

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2012 and 2011 were as follows:

	Year ended December 31,
	2012	2011
Contracts with positive fair values:

Foreign exchange contracts	64	50

	64	50

Contracts with negative fair values:

Interest rate swap contracts	(271)	(19,264)
Foreign exchange contracts	—	(10,638)

	(271)	(29,902)

Derivative financial instruments breakdown is as follows:

(a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2012, most of the Company’s long-term borrowings were at variable rates.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

23.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

On February 23, 2007, Ternium Mexico entered into several interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 140 million, in an average range of 4.19% to 6.00%. These agreements were due in March 2012.

On June 18, 2008, Ternium Mexico entered into several knock-in swap agreements in an average swap level of 5.22% and a knock-in level of 2.5%. These agreements were due in July 2012 and as of December 31, 2012, there is no residual on the notional amount.

On September 27, October 12 and November 5, 2012, Tenigal entered into several interest rate starting forward swap agreements that fix the interest rate to be paid over an aggregate amount of USD 45 million, in an average rate of 1.71% to 1.74%. These agreements will be effective starting on July 2014, will be due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2012, the after-tax cash flow hedge reserve related to these agreements amounted to USD (0.2) million.

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income Tax	Total

At December 31, 2010	(31,964)	9,590	(22,374)
(Decrease) / Increase	(657)	197	(460)
Reclassification to income statement	22,994	(6,898)	16,096

At December 31, 2011	(9,627)	2,889	(6,738)

(Decrease) / Increase	(553)	165	(388)
Reclassification to income statement	9,910	(2,973)	6,937

At December 31, 2012	(270)	81	(189)

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2012 (amounting to a loss of USD 0.3 million) is expected to be reclassified to the income statements beginning on July 2014.

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD.

During 2011, Prosid Investments entered into several non-deliverable forward agreements to manage the exchange rate exposure generated by Siderar’s debt in ARS against USD. The notional amount hedged as of December 31, 2012 was ARS 1.4 billion with an average forward price of 5.27 ARS per USD.

Furthermore, during 2011, Ferrasa Colombia S.A.S. has been hedging the exposure of certain trade receivables denominated in its local currency through non-deliverable forward agreements. As of December 31, 2012, there is no residual notional amount on these agreements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

23.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

On December 14, 2011, Ternium Mexico S.A. de C.V. entered into a forward agreement over an aggregate notional amount of MXN 627.5 million, at an exchange rate of 13.94 MXN per USD, to manage its operating exposure in MXN. This agreement were due in January 19, 2012 and as of December 31, 2012, there is no residual notional amount on this agreement.

During December 2011 and in connection with the purchase of the investment in Usiminas (see note 3 (a)), both Ternium Investments S.a.r.l., through its Zug branch, and Prosid Investments entered into several non-deliverable forward and forward exchange collar agreements to manage the exchange rate exposure generated by the share purchase agreement in BRL against USD. The notional amount hedged as of December 31, 2011 by Ternium Investments S.a.r.l. and Prosid Investments was BRL 2.9 billion and BRL 1.0 billion, respectively. These agreements were due in January 2012 and had been accounted for as cash flow hedges. As of December 31, 2012, there is no residual cash flow hedge reserve related to these agreements.

The net fair values of the exchange rate derivative contracts as of December 31, 2012 and December 31, 2011 were as follows:

			Fair Value at December 31,
Currencies	Contract	Notional amount	2012	2011

BRL/USD	ND Forward (1)	—	—	(8,902)
ARS/USD	ND Forward	1.4 billion ARS	64	(1,653)
MXN/USD	Forward	—	—	(83)
COP/USD	ND Forward	—	—	50

			64	(10,588)

(1)	These foreign exchange contracts were accounted for as cash flow hedges.

USD: US dollars; ARS: Argentine pesos; BRL: Brazilian reales; MXN: Mexican pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; CRC: Costa Rican colon.

24.	BORROWINGS

	Year ended December 31,
	2012	2011

(i) Non-current
Bank borrowings	1,309,743	951,469
Less: debt issue costs	(6,990)	(2,974)

	1,302,753	948,495

(ii) Current
Bank borrowings	1,127,007	1,050,068
Less: debt issue costs	(5,397)	(2,427)

	1,121,610	1,047,641

Total Borrowings	2,424,363	1,996,136

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

24.	BORROWINGS (continued)

The maturity of borrowings is as follows:

	Expected Maturity Date
				At December 31, (1)
	2013	2014	2015 and thereafter	2012	2011

Fixed Rate	536,159	17,599	17,002	570,760	484,996
Floating Rate	585,450	617,378	650,775	1,853,603	1,511,140

Total	1,121,609	634,977	667,777	2,424,363	1,996,136

(1)	As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates – which incorporate instruments denominated mainly in US dollars and Argentina pesos and which also include the effect of derivative financial instruments- at year-end were as follows:

	Year ended December 31,
	2012	2011
Bank borrowings	5.99%	5.13%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2012 and 2011, respectively.

Breakdown of borrowings by currency is as follows:

Currency	Interest rates	December 31,
		2012	2011
USD	Floating	1,699,371	1,357,795
USD	Fixed	5,522	1,690
ARS	Floating	328	467
ARS	Fixed	542,686	460,946
BRL	Floating	18,028	17,177
COP	Floating	135,876	125,300
CRC	Fixed	6,887	6,475
GTQ	Fixed	15,665	15,885
MXN	Floating	—	10,401

Total Borrowings		2,424,363	1,996,136

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

24.	BORROWINGS (continued)

The outstanding balance of the facility refinanced amounted to USD 1.0 billion. As part of the refinancing, the final maturity date of bank loans in a principal amount of USD 0.8 billion was extended to July 23, 2014 (with the extended loans being payable in four consecutive and equal semi-annual installments commencing on January 26, 2013), and the applicable margin structure for the extended loans was amended. On July 26, 2012, Ternium Mexico repaid the remaining USD 0.2 billion principal amount of the loans that was not refinanced.

25.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

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

(i) Tax claims

(a) Siderar. AFIP – Income tax claim for fiscal years 1995 to 1999

The Administración Federal de Ingresos Públicos (“AFIP” – the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 17.3 million as of December 31, 2012.

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

On June 8, October 31 and October 15, 2012 the Company was notified of a ruling issued by the National Tax Court reducing partially the assessments made by the AFIP for the fiscal years 1997, 1998 and 1999, respectively. The ruling was appealed both by the Company and the AFIP.

Based on the above, the Company recognized a provision amounting to USD 1.8 million as of December 31, 2012 as management considers there could be a potential cash outflow.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

25.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(b) Ternium Mexico. SAT – Income tax claim for fiscal year 2004

On January 26, 2012, the Mexican tax authorities notified Ternium Mexico and its subsidiary Acerus S.A. de C.V. of a tax assessment that challenges the value attributed by a predecessor of Acerus to a capital reduction made in 2004 (i.e., prior to the Company’s investment in Ternium Mexico’s predecessor Grupo Imsa in 2007) and assesses an income tax deficiency. The tax authorities assert that the capital reduction should have been valued at a price significantly higher than the value attributed at the time by the shareholder. The proposed assessment represents an estimated contingency of MXN 4,230 Million (approximately USD 325 million) at December 31, 2012, in taxes and penalties. On April 2, 2012, Ternium Mexico filed an appeal to this assessment before the Mexican tax authorities and reserved the right to further appeal to the tax courts. The Company believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 79.9 million and is due to terminate in 2018.

(b) Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 99.8 million.

(c) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 52.7 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 141.3 million to satisfy the requirements through 2030 of a new separation facility to be constructed as part of Siderar’s expansion plan. As a result of the several global crises that began in 2008 and the uncertainties surrounding the evolution of steel demand in the domestic and global markets, Siderar put the new separation facility project on hold and the parties engaged in discussions for the renegotiation of the contract. In February 2011, Siderar and Air Liquide Argentina reached agreement on the terms of the renegotiation; the obligations of the parties under the agreement related to the new separation facility were suspended through September 30, 2012, and Siderar agreed to purchase from Air Liquide Argentina certain equipment for an aggregate amount of approximately USD 21.8 million. As of December 31, 2012, Siderar paid advances in connection with equipment purchase orders in an amount of USD 12.8 million. On May 15, 2012, Siderar notified to Air Liquide Argentina its decision to resume the construction of the new facility and, as a result, Air Liquide Argentina will be required to repurchase all the equipment purchase orders at the price paid by Siderar. On January 30, 2013, Siderar and Air Liquide Argentina reached a new agreement on the new term for the separation facility project and the parties’ rights and obligations related to it. As a consequence of this new agreement, Air Liquide Argentina will have to repurchase the purchase orders of the previously mentioned equipment.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

25.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 444.2 million to be expended during 2013.

(e) The production process of Ternium Mexico’s (former Hylsa’s plants) requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply to four of Mexico’s plants of a contracted electrical demand of 111.2 MW, for a contracted amount of USD 0.8 billion, which is due to terminate in 2027. There are no penalties if consumption is lower in 30 MW per year. This contract effectively started on April 30, 2002, and currently supplies approximately 24% of Ternium Mexico’s electricity needs.

(f) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for approximately 90 MW of electricity as purchased capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 183 million and the contract will terminate in 2018.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

25.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

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

On April 15, 2011, the arbitration tribunal issued a second partial final award where it held that the off-takers should pay to the claimant GBP 1.6 million for its reasonable legal and other costs incurred before the first partial final award. The off-takers paid that amount around mid-May. In addition, on May 27, 2011, the off-takers paid to Tata an aggregate amount of USD 16.3 million (of which Ternium Procurement paid USD 3.2 million) as indemnification for one of its claims under the arbitration proceedings.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

25.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2012, this reserve reached the above-mentioned threshold.

As of December 31, 2012, Ternium may pay dividends up to USD 6.0 billion in accordance with Luxembourg law and regulations.

Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At December 31, 2012
Share capital	2,004,743

Legal reserve	200,474
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2011 (1)	5,982,630

Loss for the year	(7,329)

Total shareholders’ equity under Luxembourg GAAP	9,594,640

(1)	As a result of the repurchase of its own shares from Usiminas on February 15, 2011 (see Note 30), the Company is required under applicable Luxembourg law to create a new non-distributable reserve in the amount of USD 150 million.

26.	EARNINGS PER SHARE

As of December 31, 2012, the capital was USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.

For fiscal years 2012, 2011 and 2010, the weighted average of shares outstanding totaled 1,963,076,776, 1,968,327,917 and 2,004,743,442 shares, respectively. See note 30.

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year.

	2012	2011	2010
Profit from continuing operations attributable to equity holders of the Company	139,235	513,540	622,076

Weighted average number of ordinary shares in issue	1,963,076,776	1,968,327,917	2,004,743,442

Basic and diluted earnings per share from continuing operations attributable to equity holders of the Company (USD per share)	0.07	0.26	0.31

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

27.	DISCONTINUED OPERATIONS – NATIONALIZATION OF SIDOR

On March 31, 2008, Ternium S.A. (the “Company”) controlled, through its Spanish subsidiary Consorcio Siderurgia Amazonia S.L. (“Amazonia”), approximately 59.7% of Venezuelan steelmaker Sidor C.A., while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor. On April 8, 2008, the Venezuelan government announced its intention to take control over Sidor, and on July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations.

On May 7, 2009, the Company and Amazonia completed the transfer of their entire 59.7% interest in Sidor to CVG, and the Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million was scheduled to be paid in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche would be due in November 2010, subject to quarterly mandatory prepayment events. CVG made all payments required to be made under the agreements governing the transfer of Sidor to Venezuela except for November 2010 payment.

On December 18, 2010, the Company and Amazonia reached an agreement with CVG on the rescheduling of the unpaid balance of USD 257.4 million, and CVG agreed to make a USD 7 million cash payment and five quarterly installments, beginning on February 15, 2011 and ending on February 15, 2012. The final two installments, however, were not paid when due and, on July 20, 2012, the Company and Amazonia initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes (ICSID), seeking payment of the unpaid amounts. On October 10, 2012, the Company received the payment of the outstanding amount of USD 136.7 million. The receipt of that payment resolved the pending dispute relating to the nationalization of Sidor.

In the year ended December 31, 2012 and 2011, the Company recorded gains in the amount of USD 0.4 million and USD 11.4 million, respectively. These gains are included in “Interest income” in the Income Statement and represent the accretion income over the receivable held against CVG.

28.	RELATED PARTY TRANSACTIONS

As of December 31, 2012, Techint owned 62.02% of the Company’s share capital and Tenaris held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 25.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

28.	RELATED PARTY TRANSACTIONS (continued)

The following transactions were carried out with related parties:

	Year ended December 31,
	2012	2011	2010
(i) Transactions

(a) Sales of goods and services
Sales of goods to non-consolidated parties	171	14,182	—
Sales of goods to other related parties	216,392	167,786	172,337
Sales of services to non-consolidated parties	173	109	65
Sales of services to other related parties	616	1,682	1,763

	217,352	183,759	174,165

(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	312,106	111,900	84,206
Purchases of goods from other related parties	75,482	58,219	49,735
Purchases of services from non-consolidated parties	43,708	42,762	38,939
Purchases of services from other related parties	248,647	129,844	114,377

	679,943	342,725	287,257

(c) Financial results
Income with non-consolidated parties	—	95	78
Expenses with other related parties	(308)	(21)	(982)

	(308)	74	(904)

(d) Dividends

Dividends received from non-consolidated parties	4,718	—	302

(ii) Year-end balances	At December 31,
	2012	2011
a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	1,102	16,124
Receivables from other related parties	24,243	30,723
Advances to suppliers with other related parties	4,321	1,245
Payables to non-consolidated parties	(69,746)	(24,042)
Payables to other related parties	(68,792)	(50,265)
Borrowings to non-consolidated parties	—	(12,182)

	(108,872)	(38,397)

(iii) Officers and Directors’ compensation

During the year ended December 31, 2012 the cash compensation of Officers and Directors amounted to USD 13,076. In addition, Officers received 660.000 Units for a total amount of USD 1,883 in connection with the incentive retention program mentioned in note 4 (n)(3).

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

29.	INVESTMENTS IN MEXICO

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

In addition, Ternium Mexico plans to construct new pickling, cold-rolling, annealing and tempering lines at the same site. Part of the output from these lines will be used to supply the Tenigal plant. Ternium expects that construction of these lines would require a total investment of approximately USD 700 million. As of December 31, 2012, the amount invested in property, plant and equipment totaled USD 245 million.

30.	REPURCHASE OF SHARES FROM USIMINAS CONCURRENTLY WITH SECONDARY PUBLIC OFFERING

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

30.	REPURCHASE OF SHARES FROM USIMINAS CONCURRENTLY WITH SECONDARY PUBLIC OFFERING (continued)

Related to the dividends distributed on May 2, 2012, and June 9, 2011, and as these treasury shares are held by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 3.1 million and USD 3.1 million, respectively, were included in equity as less dividend paid.

31.	OTHER REQUIRED DISCLOSURES

(a)	Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income Tax	Total

At December 31, 2010	(31,964)	9,590	(22,374)	(679,457)
(Decrease) / Increase	(657)	197	(460)	(433,633)
Reclassification to income statement	22,994	(6,898)	16,096	—

At December 31, 2011	(9,627)	2,889	(6,738)	(1,113,090)

(Decrease) / Increase	(553)	165	(388)	(425,448)
Reclassification to income statement	9,910	(2,973)	6,937	—

At December 31, 2012	(270)	81	(189)	(1,538,538)

(b)	Statement of cash flows

	At December 31,
	2012	2011	2010
(i) Changes in working capital (1)
Inventories	20,250	(410,088)	(496,678)
Receivables and others	(86,319)	(8,635)	32,487
Trade receivables	38,219	(136,547)	(170,630)
Other liabilities	(41,456)	25,332	63,062
Trade payables	92,839	130,646	134,681

	23,533	(399,292)	(437,078)

(ii) Income tax accrual less payments
Tax accrued (Note 11)	264,567	311,656	406,193
Taxes paid	(220,197)	(571,920)	(179,838)

	44,370	(260,264)	226,355

(iii) Interest accruals less payments
Interest accrued	150,302	105,570	70,771
Interest paid	(149,486)	(62,523)	(70,830)

	816	43,047	(59)

(1)	Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

32.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2012 and have not been early adopted:

(i) International Accounting Standard 19 (amended 2011), “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. IAS 19 (amended 2011) must be applied for annual periods beginning on or after 1 January 2013. See also note 4 (n)(1).

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

(iv) International Financial Reporting Standard 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. IFRS 13 explains how to measure fair value and aims to enhance fair value disclosures. IFRS 13 must be applied for annual periods beginning on or after 1 January 2013.

(v) IFRIC Interpretation 20, “Stripping costs in the production phase of a surface mine”

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

The following standards, amendments to standards and interpretations are not effective for the financial year beginning January 1, 2012, but the Company has decided to early adopt them:

(i) International Financial Reporting Standard 10, “Consolidated financial statements”

In May 2011, the IASB issued IFRS 10, “Consolidated financial statements”. IFRS 10 replaces all of the guidance on control and consolidation in IAS 27 and SIC-12. IFRS 10 must be applied for annual periods beginning on or after 1 January 2013.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

32.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

(ii) International Financial Reporting Standard 11, “Joint arrangements”

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

(iii) International Financial Reporting Standard 12, “Disclosures of interest in other entities”

In May 2011, the IASB issued IFRS 12, “Disclosures of interest in other entities”. This standard includes the disclosure requirements for all forms of interest in other entities. IFRS 12 must be applied for annual periods beginning on or after 1 January 2013.

33.	FINANCIAL RISK MANAGEMENT

1)	Financial risk factors

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

33.	FINANCIAL RISK MANAGEMENT (continued)

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2012. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million	Functional Currency
Exposure to	USD	ARS

US dollar (USD)	—	53
EU euro (EUR)	(53)	(8)
Mexican peso (MXN)	(180)	—
Colombian peso (COP)	(65)	—
Other currencies	4	—

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 2.1 million higher (USD 16.3 million lower as of December 31, 2011), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, trade payables and other liabilities. This effect would have been offset by the change in the currency translation adjustment recorded in equity.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 2.5 billion, the currency translation adjustment included in total equity would have been USD 24.5 million lower (USD 37.2 million lower as of December 31, 2011; see note 4 (b) (1)), arising from the adjustment on translation of the equity related to the Mexican peso, the Argentine peso, the Colombian peso and the Brazilian real.

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

Ternium’s nominal weighted average interest rate for its debt instruments, which also includes the effect of derivative financial instruments, was 5.99% and 5.13% for 2012 and 2011, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2012 and 2011, respectively.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

33.	FINANCIAL RISK MANAGEMENT (continued)

Ternium’s total variable interest rate debt amounted to USD 1,843 million (76.0% of total borrowings) at December 31, 2012 and USD 1,511 million (75.7% of total borrowings) at December 31, 2011.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2012, excluding borrowings with derivatives contracts mentioned in Note 23(a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2012 would have been USD 21.6 million lower (USD 12.1 million lower as of December 31, 2011).

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

As of December 31, 2012, trade receivables total USD 740.2 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 5.7 million, credit insurance of USD 507.0 million and other guarantees of USD 18.8 million.

As of December 31, 2012, trade receivables of USD 651.8 million were fully performing.

As of December 31, 2012, trade receivables of USD 71.1 million were past due. These trade receivables as of December 31, 2012, are past due less than 3 months.

The amount of the allowance for doubtful accounts was USD 15.3 million as of December 31, 2012.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

33.	FINANCIAL RISK MANAGEMENT (continued)

The carrying amounts of the Company’s trade and other receivables as of December 31, 2012, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	561
EU euro (EUR)	23
Argentine peso (ARS)	91
Mexican peso (MXN)	220
Colombian peso (COP)	105

1,000

1.3)	Liquidity risk

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

USD million	2013	2014	2015	2016	Thereafter

Borrowings	1,122	635	236	274	157
Interests to be accrued (1)	81	39	24	12	3
Trade payables and other liabilities	736	3	3	3	9
Derivatives financial instruments	—	—	—	—	—

Total	1,939	677	263	289	169

(1)	These amounts do not include the effect of derivative financial instruments.

As of December 31, 2012 total borrowings less cash and cash equivalents and other current investments amounted to USD 1,703.3 million.

1.4)	Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.27 and 0.23 as of December 31, 2012 and 2011, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

33.	FINANCIAL RISK MANAGEMENT (continued)

2)	Financial instruments by category and fair value hierarchy level

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

At December 31, 2012 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Total

(i) Assets as per statement of financial position
Receivables	46,196	—	46,196
Derivative financial instruments	—	64	64
Trade receivables	740,169	—	740,169
Other investments	16,737	150,963	167,700
Cash and cash equivalents	55,016	505,291	560,307

Total	858,118	656,318	1,514,436

At December 31, 2012 (in USD thousands)	Derivatives	Other financial liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	26,347	26,347
Trade payables	—	727,795	727,795
Derivative financial instruments	271	—	271
Borrowings	—	2,424,363	2,424,363

Total	271	3,178,505	3,178,776

At December 31, 2011 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Total

(i) Assets as per statement of financial position
Receivables	32,226	—	32,226
Derivative financial instruments	—	50	50
Trade receivables	753,430	—	753,430
Other investments	46,535	249,041	295,576
Cash and cash equivalents	26,345	2,131,699	2,158,044

Total	858,536	2,380,790	3,239,326

At December 31, 2011 (in USD thousands)	Derivatives	Other financial liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	13,117	13,117
Trade payables	—	670,282	670,282
Derivative financial instruments	29,902	—	29,902
Borrowings	—	1,996,135	1,996,135

Total	29,902	2,679,534	2,709,436

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

33.	FINANCIAL RISK MANAGEMENT (continued)

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

	Fair value measurement at December 31, 2012 (in USD thousand):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	505,291	389,032	116,259
Other investments	150,963	130,926	20,037
Derivatives financial instruments	64	—	64

Total assets	656,318	519,958	136,360

Financial liabilities at fair value through profit or loss
Derivatives financial instruments	271	—	271

Total liabilities	271	—	271

	Fair value measurement at December 31, 2011 (in USD thousand):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	2,131,699	1,971,016	160,683
Other investments	249,041	213,654	35,387
Derivatives financial instruments	50	—	50

Total assets	2,380,790	2,184,670	196,120

Financial liabilities at fair value through profit or loss
Derivatives financial instruments	29,902	—	29,902

Total liabilities	29,902	—	29,902

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

33.	FINANCIAL RISK MANAGEMENT (continued)

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

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2012, the effective portion of designated cash flow hedges amounts to USD 0.2 million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011

and for the years ended December 31, 2012, 2011 and 2010

34.	SUBSEQUENT EVENTS

On February 4, 2013, the Company announced that it was made aware by Tenaris S.A. (Tenaris) of the filing of a lawsuit in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.àr.l., its subsidiary Siderar, and Confab Industrial S.A. (Confab), a Brazilian subsidiary of Tenaris. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012.

As informed by Tenaris, the CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or 28.8 Brazilian reais (BRL), and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%. None of the Ternium subsidiaries named in the CSN lawsuit has yet been properly notified of the claims.

Ternium believes that CSN’s allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil’s securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement. Accordingly, Ternium will defend itself vigorously.

Pablo Brizzio

Chief Financial Officer