Form 20-F
period 2013-12-31
Ternium S.A.
filed 2014-04-30
CIK 1342874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-32734

TERNIUM S.A.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

29, Avenue de la Porte-Neuve — 3rd floor

L-2227 Luxembourg

(Address of registrant’s registered office)

Alejandra Hryszkiewicz

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J.P. Mitrani	Robert S. Risoleo, Esq.
Mitrani, Caballero, Ojam & Ruiz Moreno Abogados	Sullivan & Cromwell LLP
Alicia Moreau de Justo 400, 3rd Floor	1700 New York Avenue, N.W. Suite 700
C1007AAH — Buenos Aires, Argentina	Washington, D.C. 20006-5215
(54-11) 4590-8600	(202) 956-7500

i

CERTAIN DEFINED TERMS

In this annual report, unless otherwise specified or if the context so requires:

•	References to the “Company” refer exclusively to Ternium S.A., a Luxembourg public limited liability company (société anonyme);

•	References in this annual report to “Ternium,” “we,” “us” or “our” refer to Ternium S.A. and its consolidated subsidiaries;

•

References to the “Ternium companies” are to the Company’s manufacturing subsidiaries, namely Ternium México S.A. de C.V., or “Ternium Mexico”, a Mexican corporation, Siderar S.A.I.C., or “Siderar”, an Argentine corporation, Ferrasa S.A.S., or “Ferrasa”, a Colombian corporation, Ternium Internacional Guatemala S.A., or “Ternium Guatemala”, a Guatemalan corporation, Ferrasa Panamá S.A., or “Ferrasa Panama”, a Panamanian corporation, Ternium USA Inc., or “Ternium USA”, a Delaware corporation, Las Encinas S.A. de C.V., or “Las Encinas”, a Mexican corporation, and Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V., or “Consorcio Peña Colorada”, a Mexican corporation, and their respective subsidiaries;

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

•	References to “Exiros” comprise Exiros B.V., a Netherlands corporation, and its subsidiaries under the brand “Exiros”;

•	References to “Tecpetrol” refer to Tecpetrol International S.A., a wholly-owned subsidiary of San Faustin.

•	References to “Tenigal” refer to Tenigal S.R.L. de C.V., a Mexican company in which Ternium holds a 51% ownership and Nippon Steel & Sumitomo Metal Corporation holds the remaining 49%;

•

References to “Usiminas” refer to Usinas Sideúrgicas de Minas Gerais S.A.—USIMINAS, a Brazilian corporation in which we own 22.71% of the ordinary shares. For further information on our investment in Usiminas, see note 3 to our consolidated financial statements included elsewhere in this annual report;

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

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”, and adopted by the European Union (“EU”). IFRS differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP.

Currencies

In this annual report, unless otherwise specified or the context otherwise requires:

•	“dollars,” “U.S. dollars,” “USD” or “US$” each refers to the United States of America dollar;

•	“Mexican pesos” or “MXN” each refers to the Mexican peso; and

•	“Argentine pesos” or “ARP” each refers to the Argentine peso.

On December 31, 2013, the noon buying rate between the Mexican peso and the U.S. dollar (as published by Banco de México, or the Mexican Bank) was MXN13.0843=USD1.0000, and the U.S. dollar sell exchange rate in the Argentine Republic (as published by Banco Central de la República Argentina, or the Argentine Central Bank) was ARP6.518=USD1.0000. Those rates may differ from the actual rates used in preparation of the Company’s consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into any of these currencies.

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

•	inflation or deflation and foreign exchange rates in the countries in which Ternium operates;

•	volatility in interest rates;

•	the performance of the financial markets globally and in the countries in which Ternium operates;

•	the performance of our investment in Usiminas (including the operating and financial performance of Usiminas, and changes in the value of the Brazilian Real versus the U.S. dollar);

•	changes in domestic and foreign laws and regulations, including on tax, trade and foreign exchange matters;

•	regional or general changes in asset valuations;

•	uncertainties as to the result of our iron ore exploration activities or the successful exploitation of our mines;

•	our ability to successfully implement our business strategy or to grow through acquisitions, greenfield and brownfield projects, joint ventures and other investments; and

•	other factors or trends affecting the steel and mining industries generally and our financial condition in particular.

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

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated herein. Our consolidated financial statements were prepared in accordance with IFRS, and were audited by PricewaterhouseCoopers, société coopérative (formerly PricewaterhouseCoopers S.à r.l.), Cabinet de révision agréé, or “PwC Luxembourg”, an independent registered public accounting firm that is a member firm of the PwC International Ltd. network. IFRS differ in certain significant respects from U.S. GAAP.

For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, see “Presentation of Certain Financial and Other Information—Accounting Principles” and “Currencies.”

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	2013 (1)	2012	2011 (2)	2010 (2)	2009 (2)
Selected consolidated income statement data

Continuing operations
Net sales	8,530,012	8,608,054	9,122,832	7,339,901	4,922,984
Cost of sales	(6,600,292)	(6,866,379)	(7,016,322)	(5,560,201)	(4,087,165)

Gross profit	1,929,720	1,741,675	2,106,510	1,779,700	835,819
Selling, general and administrative expenses	(843,311)	(809,181)	(839,362)	(738,304)	(526,615)
Other operating income (expenses), net	23,014	(11,881)	(11,495)	2,162	(20,557)

Operating income	1,109,423	920,613	1,255,653	1,043,558	288,647

Interest expense	(120,254)	(144,439)	(100,712)	(72,953)	(105,754)
Interest income	13,947	19,226	39,981	87,323	157,021
Other financial (expenses) income, net	(29,168)	3,581	(239,691)	114,867	81,336
Equity in (losses) earnings of non-consolidated companies	(31,609)	(346,833)	10,137	12,867	7,249

Income before income tax expense	942,339	452,148	965,368	1,185,662	428,499
Income tax expense	(349,426)	(261,227)	(312,555)	(406,191)	(89,398)

Income from continuing operations	592,913	190,921	652,813	779,470	339,101

Discontinued operations (3)
Income from discontinued operations	—	—	—	—	428,023

Profit for the year	592,913	190,921	652,813	779,470	767,124

Attributable to:
Equity holders of the Company	455,425	142,043	517,668	622,076	717,400
Non-controlling interest	137,488	48,878	135,145	157,394	49,724

Profit for the year	592,913	190,921	652,813	779,470	767,124

Depreciation and amortization	377,133	370,855	395,988	374,201	374,815
Weighted average number of shares outstanding (4)	1,963,076,776	1,963,076,776	1,968,327,917	2,004,743,442	2,004,743,442

Basic earnings per share (expressed in USD per share) for profit: (5) (6)
From continuing operations attributable to the equity holders of the Company	0.23	0.07	0.26	0.31	0.15
From discontinued operations attributable to the equity holders of the Company	—	—	—	—	0.21
For the year attributable to the equity holders of the Company	0.23	0.07	0.26	0.31	0.36
Dividends per share	0.075 (7)	0.065	0.075	0.075	0.050
Dividends per share (expressed in EUR)	0.054 (7)	0.050	0.057	0.052	0.041

Note:	Certain comparative amounts for 2012, 2011 and 2010 have been restated to reflect the adoption of revised IAS 19 in connection with post-employment benefits. For additional information, see note 22(i) to our audited consolidated financial statements included elsewhere in this annual report.
(1)	Starting on January 1, 2013, Consorcio Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts for the years ended December 31, 2012, 2011, 2010 and 2009 show them as investments in non-consolidated companies and their results are included within “Equity in (losses) earnings of non-consolidated companies” in the consolidated income statement. For further information on these changes, see note 14 to our audited consolidated financial statements included elsewhere in this annual report.
(2)	Ternium changed prospectively the functional currency of its Mexican subsidiaries to the U.S. dollar, effective as of January 1, 2012. For the periods ended December 31, 2011, 2010 and 2009 the functional currency for the Company’s Mexican subsidiaries was the Mexican peso. For further information on this change see note 4(b)(1) to our audited consolidated financial statements included elsewhere in this annual report.
(3)	Discontinued Operations include the results of Sidor S.A. (“Sidor”), a Venezuelan subsidiary nationalized in April 2009, through the second quarter of 2009. For more information on the Sidor nationalization process, see Item 4. “Information on the Company — A. History and Development of the Company”.
(4)	Of the 2,004,743,442 shares issued as of December 31, 2013, Ternium held 41,666,666 through its wholly-owned subsidiary Ternium International Inc. and such shares were not considered outstanding for purposes of the calculation of the weighted average number of shares. For further information related to the repurchase of shares in 2011, see note 29 to our audited consolidated financial statements included elsewhere in this annual report.
(5)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement includes the portion attributable to non-controlling interest. Basic earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(6)	Diluted earnings per share (expressed in USD per share), equals basic earnings per share.
(7)	Reflects dividend proposal for the year ended December 31, 2013, which has been submitted to the shareholders for a vote at the annual general shareholders’ meeting to be held on May 7, 2014.

In thousands U.S. dollars	At December 31,
(except number of shares and per share data)	2013	2012	2011	2010	2009
Selected consolidated balance sheet data

Non-current assets	7,153,162	7,211,371	5,195,688	5,600,608	5,287,744
Property, plant and equipment, net	4,708,895	4,438,117	3,969,187	4,203,685	3,983,887
Other non-current assets (1)	2,444,267	2,773,254	1,226,501	1,396,923	1,303,857
Current assets	3,219,462	3,655,628	5,547,374	5,499,306	5,014,144
Cash and cash equivalents	307,218	560,307	2,158,044	1,779,294	2,093,800
Other current assets (2)	2,894,474	3,083,303	3,378,956	3,710,050	2,911,099
Non-current assets classified as held for sale	17,770	12,018	10,374	9,961	9,246

Total assets	10,372,624	10,866,999	10,743,062	11,099,914	10,301,888

Capital and reserves attributable to the Company’s equity holders (3)	5,340,035	5,369,183	5,711,495	5,833,246	5,296,342
Non-controlling interest	998,009	1,065,730	1,077,055	1,127,526	964,897

Non-current liabilities	2,185,421	2,306,640	1,975,129	2,583,032	2,860,775

Borrowings	1,204,880	1,302,753	948,495	1,426,574	1,787,204
Deferred tax liabilities	605,883	657,211	719,061	847,044	848,215
Other non-current liabilities	374,658	346,676	307,573	309,414	225,356

Current liabilities	1,849,159	2,125,446	1,979,383	1,556,110	1,179,874

Borrowings	797,944	1,121,610	1,047,641	513,083	538,832
Other current liabilities	1,051,215	1,003,836	931,742	1,043,028	641,042

Total liabilities	4,034,580	4,432,086	3,954,512	4,139,142	4,040,649
Total equity and liabilities	10,372,624	10,866,999	10,743,062	11,099,914	10,301,888

Number of shares (3)	1,963,076,776	1,963,076,776	1,963,076,776	2,004,743,442	2,004,743,442

(1)	As of December 31, 2013, 2012, 2011, 2010 and 2009, includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of USD662.3 million, USD663.8 million, USD663.8 million, USD750.1 million and USD708.6 million, respectively.
(2)	As of December 31, 2013, 2012, 2011, 2010 and 2009, includes financial assets with maturity of more than three months for a total amount of USD169.5 million, USD160.8 million, USD281.7 million, USD848.4 million and USD46.8 million, respectively.
(3)	The Company’s share capital as of December 31, 2013, 2012, 2011, 2010 and 2009 was represented by 2,004,743,442 shares, par value USD1.00 per share, for a total amount of USD2,004.7 million. Of the 2,004,743,442 shares, as of December 31, 2013, Ternium held 41,666,666 through its wholly-owned subsidiary Ternium International Inc. For further information related to the repurchase of shares in 2011, see note 29 to our audited consolidated financial statements included elsewhere in this annual report.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

If global macroeconomic conditions deteriorate, the outlook for steel producers would be adversely affected. In particular, a recession or depression in the developed economies (such as the global downturn experienced in 2008 and 2009 and the recent European crisis), or slower growth or recessionary conditions in emerging economies that are substantial consumers of steel (such as China and India, as well as emerging Asian markets, the Middle East, Latin America and the Commonwealth of Independent States regions) would exact a heavy toll on the steel industry, and would depress demand for our products and adversely affect our business and results of operations. The current slowdown in the Chinese economy has had and may continue to have adverse effects on the steel industry, and, accordingly, may adversely affect our business and results of operations.

A protracted fall in steel prices would have a material adverse effect on the results of Ternium, as could price volatility.

Steel prices are volatile and are sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products. For example, steel prices in the international markets, which had been rising fast during the first half of 2008, fell sharply beginning in the second half of 2008 as a result of collapsing demand and the resulting excess capacity in the industry. The fall in prices during this period adversely affected the results of steel producers generally, including Ternium, as a result of lower revenues and writedowns of finished steel products and raw material inventories. Historically, the length and nature of business cycles affecting the steel industry has been unpredictable. A downturn in steel prices would materially and adversely affect Ternium’s revenues and profitability.

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

China is now the largest worldwide steel producing country, accounting for close to half of the worldwide steel production. Due to the size of the Chinese steel market, a significant slowdown or reduction in steel consumption in that market could cause a sizable increase in the volume of steel offered in the international steel markets, exerting a downward pressure on sales and margins of steel companies operating in other markets and regions, including Ternium.

Excess capacity may hamper the steel industry’s ability to sustain adequate profitability.

In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially on downturn cycles, from substantial over-capacity. Currently, as a result of the 2008 global downturn, the recent European crisis and the increase in steel industry production capacity in recent years, there are signs of excess capacity in all steel markets, which is impacting the profitability of the steel industry. Accordingly, it is possible that the industry’s excess capacity will result in an extended period of depressed margins and industry weakness.

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

Like other manufacturers of steel-related products, Ternium’s operations require substantial amounts of raw materials, energy and other inputs from domestic and foreign suppliers. In particular, the Ternium companies consume large quantities of iron ore, scrap, ferroalloys, electricity, coal, natural gas, oxygen and other gases in operating their blast and electric arc furnaces. In addition, Ternium is a large consumer of slabs, which are used as inputs in the production process. The prices of these raw materials, slabs, energy and other inputs can be volatile. Also, the availability and price of a significant portion of such raw materials, slabs, energy and other inputs Ternium requires are subject to market conditions and government regulation affecting supply and demand. For example, shortages of natural gas in Argentina and the consequent supply restrictions imposed by the government could lead to higher costs of production and eventually to production cutbacks at Siderar’s facilities in Argentina.

Similarly, in Mexico, existing constraints in natural gas transportation capacity have led to increased imports of liquefied natural gas, which, from April 1, 2013, resulted in increased natural gas transportation costs and, thus, higher steel production costs. In the past, Ternium has usually been able to procure sufficient supplies of raw materials, slabs, energy and other inputs to meet its production needs; however, it could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of principal inputs to the Ternium companies (including as a result of strikes, lockouts or other problems) would result in lost sales and would have a material adverse effect on Ternium’s business and results of operations. For further information related to raw materials, energy and other inputs requirements, see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

The Ternium companies depend on a limited number of key suppliers.

The Ternium companies depend on certain key suppliers for their requirements of some of their principal inputs, including Vale for iron ore and ArcelorMittal for slabs. In general, there is a trend in the industry towards consolidation among suppliers of iron ore and other raw materials. The Ternium companies have entered into long-term contracts for the supply of some (but not all) of their principal inputs and it is expected that they will maintain and, depending on the circumstances, renew these contracts. However, if any of the key suppliers fails to deliver or there is a failure to renew these contracts, the Ternium companies could face limited access to some raw materials, slabs, rolled steel products, energy or other inputs, or higher costs and delays resulting from the need to obtain their input requirements from other suppliers.

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

Ternium’s larger competitors could use their resources against Ternium in a variety of ways, including by making additional acquisitions, implementing modernization programs, expanding their production capacity, investing more aggressively in product development, and displacing demand for Ternium’s products in certain markets. To the extent that these producers become more efficient, Ternium could confront stronger competition and could fail to preserve its current share of the relevant geographic or product markets. In addition, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and current smaller competitors in the steel market could become larger competitors in the future. For example, in June 2006, Mittal Steel and Arcelor merged to create the world’s largest steel company, ArcelorMittal, and in October 2012 Nippon Steel Corporation and Sumitomo Metal Industries merged to form Nippon Steel & Sumitomo Metal Corporation, or Nippon Steel & Sumitomo, the world’s second largest steel company. Regional players in Ternium’s markets have also experienced consolidation through acquisitions. For further information, see Item 4. “Information on the Company—B. Business Overview—Competition.”

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

Ternium plans to continue implementing its business strategy of enhancing its position as a competitive steel producer, focusing on higher margin value-added products, pursuing strategic growth opportunities, implementing Ternium’s best practices in acquired and new businesses, providing services to a wider range of customers in the local and export markets, and improving utilization levels of our plants, increasing efficiency and further reducing production costs. Any of these components or Ternium’s overall business strategy could be delayed or abandoned or could cost more than anticipated, any of which could impact its competitive position and reduce its revenue and profitability. For example, Ternium could fail to develop its projects and/or to make acquisitions to increase its steel production capacity, or may lose market share in its regional markets. Even if Ternium successfully implements its business strategy, it may not yield the desired goals.

Future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.

A key element of Ternium’s business strategy is to identify and pursue growth-enhancing opportunities, and as part of that strategy we regularly consider acquisitions, greenfield and brownfield projects and other significant investments. However, any growth project will depend upon market and financing conditions. We must necessarily base any assessment of potential acquisitions or other investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Furthermore, we may fail to find suitable acquisition targets or fail to consummate our acquisitions under favorable conditions.

In the past, Ternium acquired interests in various companies, including Hylsamex, one of the main steel producers in Mexico; Grupo Imsa, a leading steel processor with operations in Mexico, the United States and Guatemala; and Ferrasa, a Colombian steel producer and processor; formed, together with Nippon Steel (currently, Nippon Steel & Sumitomo), Tenigal for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market; and acquired a participation in the control group of Usiminas, the largest flat steel producer in Brazil. Our acquisitions or other investments may not perform in accordance with our expectations and could have an adverse impact on our operations and profits. Furthermore, we may be unable to successfully integrate any acquired businesses into our operations, realize expected synergies or accomplish the business objectives that were foreseen at the time of deciding any such investment. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions. These risks, and the fact that integration of any acquired businesses will require a significant amount of time and resources of Ternium’s management and employees, could have an adverse impact on Ternium’s ongoing business and could have a material adverse effect on its business, financial condition and results of operations.

Ternium may be required to record a significant charge to earnings if it must reassess its goodwill, other amortizable intangible assets, or investments in non-consolidated companies.

In accordance with IFRS, management must test for impairment all of Ternium’s assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets subject to testing include goodwill, intangible assets and investments in non-consolidated companies. In addition, management must test for impairment goodwill at least once a year whether or not there are indicators of impairment. IFRS requires us to recognize a non-cash charge in an amount equal to any impairment.

We recorded significant goodwill in connection with the acquisition of our Mexican subsidiaries, as well as an investment in non-consolidated companies in connection with our acquisition of a participation in Usiminas. We performed an impairment test over the investment in Usiminas as of December 31, 2012, and as described further below, wrote it down by USD275.3 million. As of December 31, 2013, goodwill in connection with our Mexican subsidiaries amounted to USD662.3 million and our investment in non-consolidated companies in connection with our investment in Usiminas amounted to USD1.4 billion.

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

Usiminas has improved its performance and results of operations in 2013 and has implemented certain changes in its strategy and business practices. However, we cannot assure you that these improvements or changes will remain successful, or that further changes will not be required. Under the shareholders’ agreement governing the rights of the members of Usiminas’ control group, Ternium cannot, without the consensus of one or more of the other shareholder groups party to that agreement, cause the control group to adopt any decision at Usiminas’ shareholders’ meetings or cause the directors nominated by the control group to adopt any decision at Usiminas’ board or directors’ meetings (see Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas”). Accordingly, Ternium cannot, without the consensus of such other shareholder group or groups, implement any change to Usiminas’ business strategy.

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

From time to time, Ternium takes measures in order to become more competitive in Mexico, Argentina and Colombia; none of the measures taken in the past have resulted in significant labor unrest. However, we cannot assure that this situation will remain stable or that future measures will not result in labor actions against us. Any future stoppage, strike, disruption of operations or new collective bargaining agreements could result in lost sales and could increase Ternium’s costs, thereby affecting our results of operations. For more information on labor relations and collective bargaining agreements, see Item 6. “Directors, Senior Management and Employees—D. Employees.”

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

The operations of the Ternium companies expose them to the effects of changes in foreign currency exchange rates and changes in foreign exchange regulations. A significant portion of Ternium’s sales are carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact the Ternium companies’ results and net worth as reported in their income statements and statements of financial position in the form of both translation risk and transaction risk. In the ordinary course of business, the Ternium companies enter from time to time into exchange rate derivatives agreements to manage their exposure to exchange rate changes. Future regulatory or financial restrictions in the countries where Ternium operates may affect its ability to mitigate its exposure to exchange rate fluctuations, and thus cause an adverse impact on Ternium’s results of operations, financial condition or cash flows. For information concerning the effect of the changes in exchange rates on Ternium’s business and results, see Item 5. “Operating and Financial Review and Prospects—Overview.”

Risks Relating to our Mining Activities

Mining is one of Ternium’s two reporting segments, and iron ore is one of the principal raw materials used by Ternium’s operating subsidiaries in its steelmaking segment. Ternium has equity interests in two iron ore mining companies in Mexico: a 100% interest in Las Encinas and a 50% interest in Consorcio Peña Colorada. In addition, Ternium may seek to expand its mining activities in the future. Our present and future mining activities are or would be subject to particular risks, as follows:

Required governmental concessions and authorizations could be subject to changes or termination, and use and occupancy rights could be difficult to obtain or maintain, all of which could adversely affect our mining activities, operating costs and capital expenditures.

Our mining activities are subject to specific regulations and depend on concessions and authorizations granted by governmental authorities. Amendments to applicable laws and regulations in Mexico may change the terms pursuant to which we are required to pursue our exploration, mining and ore processing activities. For example, on January 1, 2014 a comprehensive tax reform became effective in Mexico, including the enactment of new taxes and royalties over mining activities, which in the case of Ternium’s iron ore mining subsidiaries resulted in a 7.5% royalty on mining profits, calculated on a special tax basis. Additional new changes to applicable laws and regulations in Mexico may result in new taxes or royalties or require modifications to the processes and technologies used in our mining activities, leading to unexpected capital expenditures and higher costs. If the relevant government authority determines that we are not in compliance with our obligations as concessionaires, it may terminate our concession. Furthermore, in order to explore or exploit mines, it is necessary to obtain the right of occupancy and use of the land where the mines are situated. Even though government regulations frequently establish provisions intended to facilitate the establishment of such rights, in some cases it may be difficult to reach and maintain agreements with the landowners or such agreements may be excessively onerous. If we are unable to establish use and occupancy rights on acceptable terms, our mining activities may be compromised.

Our reserve estimates may differ materially from mineral quantities that we may be able to actually recover, or our estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine in the future or cause us to revise our reserve estimates.

Ternium’s reserves are estimated quantities of ore that it has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond our control. Reserve calculations involve estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Reserve estimates also depend on assumptions relating to the economic viability of extraction, which are established through the application of a life of mine plan for each operation or project providing a positive net present value on a forward-looking basis, using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. These forecasts and projections involve assumptions and estimations that, although we believe are reasonable at the time of estimating our reserves, may change in the future and may fail to anticipate geological or other environmental factors or events that could make it difficult or unprofitable to mine certain ore deposits.

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

Difficulties in the relationships with local communities may adversely affect our mining activities and results of operation.

Communities living or owning land near areas where we operate may take actions to oppose and interfere with our mining activities. Although we make significant efforts to maintain good relationships with such communities, actions taken by them (or by interest groups within those communities) may hamper our ability to conduct our mining activities as planned, request the government to revoke or cancel our concessions or environmental or other permits, prevent us from fulfilling agreements reached with the government in connection with our mining activities, or significantly increase the cost of exploring and/or exploiting the mines, thereby adversely affecting our business and results of operations. For example, in Aquila, Mexico, in 2011, 2012 and 2013, members of certain native communities blocked roads demanding higher compensation for the use of land for mining activities (and these actions prevented Ternium from transporting iron ore from the mines to the pelletizing facilities for periods of time that in some occasions ultimately resulted in a technical stoppage of the mining activities in Aquila). In 2013, members of the Aquila native community initiated legal actions seeking the revocation of our environmental permit, which is essential to our mining activity; management believes, however, that it is not likely that these actions would succeed.

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

As of March 31, 2014, San Faustin beneficially owned 62.02% of our outstanding voting shares and Tenaris, which is also controlled by San Faustin, also held 11.46% of our outstanding voting shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, our controlling shareholder may cause our board of directors to approve an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “—Risk Factors—Risks Relating to our ADSs—Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases” and Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Non-controlling interests in our subsidiaries could delay or impede our ability to complete our strategy.

We do not own one hundred percent of the interests in certain of our subsidiaries.

As of March 31, 2014, approximately 26.03% of Siderar is held by Administración Nacional de la Seguridad Social, or ANSeS, Argentina’s governmental social security agency, approximately 11.18% is publicly held, and approximately 1.85% is held by certain Siderar employees. ANSeS became a significant shareholder of Siderar in the last quarter of 2008 as a result of the nationalization of Argentina’s private pension system, which caused assets under administration of Argentina’s private pension funds—including significant interests in publicly traded companies, such as Siderar, held by such funds—to be transferred to ANSeS.

Ternium holds a 54% ownership interest in each of Ferrasa and Ferrasa Panama, and the former controlling shareholders hold the remaining 46% interest in each of Ferrasa and Ferrasa Panama. Ternium holds a 51% ownership interest in Tenigal, and Nippon Steel & Sumitomo holds the remaining 49%.

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

Regulatory changes in Mexico could adversely impact our results of operations and net results.

Mexico is experiencing a period of economic reform. In December 2012, new labor regulations became effective in Mexico. The most relevant aspects of those regulations were a reassessment of the status of third-party workers, changes in rest periods, and an increase in the amounts of fines and penalties applicable for violations of the regulations. In addition, in 2014 a comprehensive tax reform became effective in Mexico. Among other things, the reform maintained the corporate income tax at 30% (eliminating the scheduled reduction to 29% in 2014 and 28% in 2015); repealed the tax consolidation regime, limiting Ternium’s ability to perform fiscal consolidation among its Mexican subsidiaries beginning as of January 1, 2014; introduced a 10% withholding tax on dividend distributions; and created a new royalty over mining activities, which in the case of Ternium’s iron ore mining subsidiaries resulted in a 7.5% royalty on mining profits calculated on a special tax basis. These measures resulted in a deferred tax loss of USD22.3 million in Ternium’s 2013 results. Any additional new changes to Mexican regulations could adversely impact our results of operations and net results.

Violence and crime in Mexico could negatively impact Ternium’s business and operations.

In recent years there have been high incidences of violence and crime related to drug trafficking in Mexico, especially in the Monterrey areas, where our main facilities are located, and in Michoacán, where some of our mining facilities are located. Security issues could affect our day-to-day operations and could also result in an economic slowdown, reducing domestic demand for our products and thereby having an adverse effect on our business. A deterioration of the security situation could result in significant obstacles or additional costs to the implementation of our growth plans in Mexico, including delays in the completion of capital expenditures.

Argentina

Approximately 14% of Ternium’s consolidated net assets are located in Argentina and a significant portion of its sales are made in Argentina through our subsidiary, Siderar. Most of Siderar’s sales revenue is affected by market conditions in Argentina and changes in Argentina’s gross domestic product, or GDP, and per capita disposable income. Accordingly, Siderar’s business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Argentina. For more information on Ternium’s sales in Argentina, see Item 4. “Information on the Company—B. Business Overview—Sales—Southern Region.”

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

Economic conditions in Argentina have deteriorated rapidly in the past and may deteriorate rapidly in the future. The Argentine economy may not continue to grow and economic instability may increase. Our business and results of operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina or by the Argentine government’s policy response to such conditions.

Inflation may undermine economic growth in Argentina and impact our costs, thereby adversely affecting our results of operations and financial position.

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Beginning in 2004, inflation indicators began showing significant year-over-year increases, signaling a trend characteristic of an inflationary economy. The pace of inflation has increased rapidly and significantly over the last few years. Since 2007 Argentina’s official inflation data published by the Instituto Nacional de Estadística y Censos, or INDEC, Argentina’s national statistics institute, have been subject to changes in calculation; following the implementation of such changes, the official inflation figures have been consistently disputed by independent economists. For example, the annual inflation rates based on consumer data published by INDEC (IPC GBA) during the period 2008-2013 were in all cases below 11%, while private estimates, on average, refer to annual rates of inflation significantly higher than those published by INDEC. Beginning in 2014, INDEC stopped issuing the IPC GBA index and replaced it in February 2014 with a new national consumer price index using a new methodology. Under the new index, the January, February and March 2014 consumer price index rose 3.7%, 3.4% and 2.6%, respectively.

Sustained high inflation in Argentina could negatively impact our results of operations and financial position as peso-denominated costs (mainly labor-related costs) at Siderar increase, thereby affecting its cost-competitiveness and deteriorating its margins. In addition, a high inflation economy could undermine Argentina’s foreign competitiveness in international markets and negatively affect the economy’s activity and employment levels. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Siderar could be affected by inflation in the future.

The Argentine government has increased taxes on Argentine companies and could further increase the fiscal burden in the future, which could adversely affect our results of operations, net results and financial condition.

Since 1992, the Argentine government has not permitted the application of an inflation adjustment on the value of fixed assets for tax purposes. As a result of the substantial devaluation of the Argentine peso against the U.S. dollar and significant inflation over the last decade, the amounts that the Argentine tax authorities permit Siderar to deduct as depreciation for its past investments in plant, property and equipment have been substantially reduced in real terms, thus creating artificial gains for tax purposes which result in effective tax rates which are higher than statutory tax rates. In addition, provincial taxes on Siderar’s sales have increased over the last few years. More recently, in October 2013 the Argentine government enacted a new 10% withholding tax on dividend distributions in Argentina. This measure resulted in a deferred tax loss of USD24.0 million in Ternium’s 2013 results. If the Argentine government continues to increase the tax burden on Siderar’s operations, Ternium’s results of operations, net results and financial condition could be adversely affected.

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

In recent years, there has been an insufficient level of investment in natural gas and electricity supply and transport capacity in Argentina, coupled with a substantial increase in demand for natural gas and electricity. This in turn resulted in shortages of natural gas and electricity to residential and industrial users including Siderar during periods of high demand. Such shortages may, in the future, result in significant price increases for gas and electricity. Siderar’s operations experienced constraints in their natural gas supply requirements and interruptions in their electricity supply at peak hours on many occasions. If demand for natural gas and electricity increases and a matching increase in natural gas and electricity supply and transport capacity fails to materialize on a timely basis, Siderar’s production in Argentina (or that of its main customers and suppliers) could be curtailed, and Siderar’s sales and revenues could decline. In addition, the Argentine government announced a cut off in the government’s subsidies to the price of the natural gas and electricity. An increase in Siderar’s energy costs may adversely affect Siderar’s results of operations. See “—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability” above.

Colombia

Ternium has manufacturing operations and assets located in Colombia and some of its sales are made in Colombia. The majority of Ternium’s revenues from its Colombian operations, therefore, are affected by market conditions in Colombia and to changes in Colombia’s GDP, and per capita disposable income. In addition, Colombia has experienced internal security issues and political tensions with some of its neighboring countries, in particular Venezuela and Ecuador, that have had or could have a negative effect on the Colombian economy. Accordingly, Ternium’s business could be adversely affected by economic, political and regulatory developments in Colombia.

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

Volatility in the price of our ADSs may be caused by factors within or outside of our control and may be unrelated or disproportionate to Ternium’s operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as announcements of transactions, investments, or changes in strategies or business plans of Ternium or its competitors, could adversely affect the trading price of our ADSs, regardless of the likely outcome of those developments. Broad market and industry factors could adversely affect the market price of our ADSs, regardless of its actual operating performance. As an example of this volatility, the price of our ADSs closed at USD45.18 on June 2, 2008, and fell to a low of USD4.55 on November 20, 2008. In 2009 and 2010, the price of our ADSs generally recovered to a high closing price of USD43.26 on January 5, 2011, but then fell to a 2011 low of USD15.54 on November 29, 2011. The price of our ADSs was generally in the range of USD17.6 to USD24.9 in 2012 and in the range of USD19.2 to USD31.3 in 2013. See Item 9 “The Offer and Listing—A. Offer and Listing Details.”

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

Item 4. Information on the Company

Overview

Ternium is a leading steel producer in Latin America. We manufacture and process a broad range of value-added steel products, including galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, hot-rolled flat products, cold-rolled products, bars and wire rods as well as slit and cut-to-length offerings through our service centers. Our customers range from large global companies to small businesses operating in the construction, automotive, home appliances, capital goods, container, food and energy industries.

With approximately 16,800 employees and an annual production capacity of 10.9 million tons of finished steel products and 4.0 million tons of iron ore pellets (most of which are used in our steelmaking activities) as of December 31, 2013, Ternium has production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, iron ore mines in Mexico, and a network of service and distribution centers throughout Latin America that provide it with a strong position from which to serve its core markets. In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian steel market. Our proximity to local steel consuming markets enable us to differentiate from our competitors by offering valuable services to our customer base across Latin America. Our favorable access to iron ore sources and proprietary iron ore mines in Mexico provide reduced logistics costs, and our diversified steel production technology enables us to adapt to fluctuating input-cost conditions.

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

In 2013, 50.2% of Ternium’s net sales of steel products were made to Mexico, 34.9% to the Southern Region (which is comprised of sales to customers in Argentina, Bolivia, Chile, Paraguay and Uruguay), and 14.9% to other markets (including major shipment destinations, such as Colombia, the United States and Central America, as well as other international destinations). In 2013, Ternium’s net sales were USD8.5 billion, operating income was USD1.1 billion, and net income attributable to equity holders was USD455.4 million.

A.	History and Development of the Company

The Company

Our legal and commercial name is Ternium S.A. The Company was organized as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 22, 2003. Our Luxembourg office is located at 29, Avenue de la Porte-Neuve – 3rd floor, L-2227 Luxembourg, telephone number +352 2668 3152. Our agent for U.S. federal securities law purposes is Ternium International U.S.A. Corporation, located at 2200 West Loop South, Suite 945, Houston, TX 77027, United States.

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

On October 4, 2010, Ternium and Nippon Steel (currently, Nippon Steel & Sumitomo) signed a definitive agreement to form a company in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. The company, Tenigal, was established in November 2010 with Ternium and Nippon Steel & Sumitomo holding 51% and 49% participations, respectively. Tenigal has completed the construction of a hot dip galvanizing plant in the vicinity of Monterrey City, Mexico, which commenced production in the third quarter of 2013. Once fully ramped-up, Tenigal will produce high grade and high quality galvanized and galvannealed automotive steel sheets, including outer panel and high strength qualities. For more information on the Tenigal project, see note 28(a) to our audited consolidated financial statements included elsewhere in this annual report.

On January 16, 2012, Ternium Investments, Siderar and its wholly-owned subsidiary Prosid Investments S.A., and Confab Industrial S.A., a subsidiary of Tenaris, or “TenarisConfab,” joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively, and formed the so called T/T Group. Ternium Investments, Siderar (and Prosid) and TenarisConfab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel & Sumitomo, Mitsubishi, Metal One and Previdência, Usiminas’ employee pension fund, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group. Ternium holds 35.56% of the voting rights within the control group and 22.71% of Usiminas’ ordinary shares, and has a participation in Usiminas’ results of 11.32%. Usiminas is a leading steel company in the Brazilian flat steel market. For further information on the Usiminas transaction, see note 3 to our audited consolidated financial statements included elsewhere in this annual report.

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

Our Business Strategy

Our main strategic objective is to enhance shareholder value by strengthening Ternium’s position as a competitive producer of steel products, in a manner consistent with minority shareholders’ rights, while further consolidating Ternium’s position as a leading steel producer in Latin America and a strong competitor in the Americas. The main elements of this strategy are:

•

Focus on higher margin value-added products. We intend to continue to shift Ternium’s sales mix towards higher margin value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time delivery and inventory management;

•

Pursue strategic growth opportunities. We have a history of strategically growing our businesses through acquisitions and joint ventures. In addition to strongly pursuing organic growth, we intend to identify and actively pursue growth-enhancing strategic opportunities to consolidate Ternium’s presence in its main markets and expand it to the rest of Latin America, increase its upstream integration, expand its offerings of value-added products, increase its steel production, and increase its distribution capabilities. For a description of some of the risks associated with Ternium’s growth strategy, see Item 3. “Key Information—D. Risk Factors—Risks Relating to our Business—Recent and future acquisitions, green-field projects, significant investments and strategic alliances could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.”

•

Implement Ternium’s best practices. We believe that the implementation of Ternium’s managerial, commercial and production best practices in acquired and new businesses should generate benefits and savings;

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

Other steel products: these products include pre-engineered metal building systems, which are steel construction systems designed for use in low-rise non-residential buildings, and are constructed from the mechanical transformation of flat steel such as frames, secondary steel members, roofs and walls panels, as well as finishing and accessories; and pig iron, a semifinished product obtained in the blast furnace that is mostly used as metallic charge in the steel shop for the production of crude steel, and also marketed to other steel producers and to manufacturers of iron-based cast products.

Within each of the basic product categories, there is a range of different “items” of varying qualities and prices that are produced either to meet the particular requirements of end users or sold as commodity items.

Iron ore products

Concentrates (fines) and pellets: these products are raw materials used for the production of steel. Iron ore concentrates are iron ore fines with high iron content. Iron ore pellets are produced from iron ore concentrates. Ternium ships most of the pellets to its own steel manufacturing operations and it also markets the surplus portion of its iron ore pellets and concentrates, if any, to other steel manufacturers.

Production Facilities and Processes

Ternium has steel production facilities, service centers, distribution centers, or DCs, and mining operations in Mexico, steel production facilities and service centers in the Southern Region, and steel production facilities, service centers and DCs in other markets, specifically Colombia, the United States and Central America.

Ternium’s aggregate production capacity of finished steel products as of December 31, 2013, calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process, was approximately 10.9 million tons, of which 7.4 million tons correspond to facilities located in Mexico, 2.7 million tons correspond to facilities located in the Southern Region and 0.8 million tons correspond to facilities located in other markets. Ternium’s aggregate production capacity of iron ore pellets as of December 31, 2013, was 4.0 million tons. Such iron ore products are mainly sold inter-company for the production of steel products by our steel segment.

Steel production facilities, service centers and distribution centers

The assets described in this section are owned by Ternium’s operating subsidiaries. The following table provides an overview, by type of asset, of Ternium’s production capacity as of December 31, 2013:

Production asset	Quantity	Capacity (thousand tons per year) [1]
		Mexico	Argentina	Other	Total
Coke Plant	4		1,100		1,100
Sinter Plant	1		1,510		1,510
Direct Reduced Iron Plant	3	2,710			2,710
Blast Furnace	2		3,220		3,220
Electric Arc Furnace	5	4,070		180	4,250
Basic Oxygen Furnace	3		5,000		5,000
Vacuum Degassing[2]	2	880	1,200		2,080
Thin Slab Continuous Caster	1	2,320			2,320
Slab Continuous Caster	1		2,890		2,890
Billet Continuous Caster	3	1,670		170	1,840
Slab — Rolling Mill	4	6,100	2,780		8,880
Skin — Pass Mill	4	2,480	980		3,460
Billet — Rolling Mill	4	1,100		200	1,300
Pickling Line	9	5,420	1,860		7,280
Cold-Rolling Mill (Tandem or Reversing)	10	3,960	1,840		5,800
Electrolytic Cleaning	4	1,330	230		1,560
Annealing Line	4	1,280	1,310		2,590
Temper Mill	6	1,510	1,940		3,450
Tension-Leveling / Inspection Line	8	1,040	1,060		2,100
Electro-tinplating line	1		150		150
Hot Dip Galvanizing Line	13	1,870	610	390	2,870
Electro-Galvanizing Line	1		120		120
Color-Coating Line	8	650	110	180	940
Slitter	33	2,030	410	300	2,740
Cut to length	36	570	1,000	190	1,760
Roll forming Line	35	500	440	240	1,180
Panel Line	4	80			80
Profile Line	16	180		100	280
Tube Line	22	550	190	50	790
Wire drawing Lines	15			110	110
Wire Mesh Lines	2			30	30
Rebar Processing Lines[3]	35			160	160

[1]

In this annual report annual production capacity is calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

[2]	Our vacuum degassing station at Siderar’s San Nicolas facility was completed during the second half of 2013.
[3]	Includes shears, straighteners, stirrup benders and shaping centers.

Mexico. Ternium has twelve steel production and/or processing units in Mexico, consisting of three integrated steel-making plants (two of which produce long steel products and one of which produces flat steel products and includes two steel service centers), five downstream flat steel processing plants, combining hot-rolling, cold-rolling and/or coating facilities (two of which include steel service centers), and four steel service centers. In addition, Ternium has ten distribution centers in this region, aimed at serving customers mainly in the construction sector.

The following table sets forth key items of information regarding Ternium’s principal production locations and production units:

Unit	Country	Type of Plant				Location
		Integrated	Downstream	Service Center	Distribution Center
Guerrero	Mexico	X		X		San Nicolás d.l.G., Nuevo León
Norte	Mexico	X				Apodaca, Nuevo León
Puebla	Mexico	X				Puebla, Puebla
Juventud	Mexico		X	X		San Nicolás d.l.G., Nuevo León
Churubusco	Mexico		X	X		Monterrey, Nuevo León
Monclova	Mexico		X			Monclova, Coahuila
Universidad	Mexico		X			San Nicolás d.l.G., Nuevo León
Pesquería	Mexico		X			Pesquería, Nuevo León
Apodaca Industrial	Mexico			X		Apodaca, Nuevo León
Apodaca Comercial	Mexico			X		Apodaca, Nuevo León
Varco-Pruden	Mexico			X		Ciénaga de Flores, Nuevo León
San Luis	Mexico			X		San Luis, San Luis Potosí
DC Chihuahua	Mexico				X	Chihuahua, Chihuahua
DC BC	Mexico				X	Tijuana, Baja California
DC Norte	Mexico				X	Escobedo, Nuevo León
DC Puebla	Mexico				X	Puebla, Puebla
DC Guadalajara	Mexico				X	Guadalajara, Jalisco
DC Mexico	Mexico				X	Tultitlán, Estado De México
DC Culiacán	Mexico				X	Culiacán, Sinaloa
DC Veracruz	Mexico				X	Veracruz, Veracruz
DC Mérida	Mexico				X	Mérida, Yucatán
DC Tuxtla	Mexico				X	Tuxtla Gtz, Chiapas

Guerrero unit: located in the metropolitan area of Monterrey, Nuevo León, Mexico, the Guerrero unit produces hot-rolled and cold-rolled coils for the industrial, construction and home appliance sectors and for further processing in other Ternium Mexico’s units. It also produces slitted and cut-to-length products for the industrial sector, and profiles and tubes for the industrial and construction sectors. This unit includes two steel service centers, a slab-rolling mill, and an integrated facility based on direct reduced iron, or DRI, mini-mill steelmaking and thin-slab casting/rolling mill technologies that uses iron ore pellets and steel scrap as main raw materials. The facility sources all of the iron ore from Ternium Mexico’s mining operations and the electricity and natural gas from the Mexican grid. In addition, the facility sources its net requirements of slabs from Mexican and international producers. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

On July 22, 2013, an explosion occurred during routine maintenance work at the DRI intake of an electric arc furnace within the Guerrero unit. The explosion caused eleven fatalities. According to the report published by the General Prosecutor of the Nuevo León Court (the “GPNLC”), which investigated the incident, the accident originated in the accumulation of process gas in a hopper, due to a flaw in the blocking system. The blast took place in an area of the hopper where the process gas, which is utilized for the transport of the raw material, was stored. The GPNLC stated that the accident was caused by non-compliance with safety procedures and a deficient assessment by the intervening crews. Ternium subsequently retained Dupont, a renowned authority in industrial safety, to conduct an independent investigation and evaluate opportunity areas in Ternium’s safety systems. Based on this evaluation, we are currently in the process of developing elements to reinforce our management systems with a focus on process safety and mechanical integrity, and are concurrently developing the corresponding training programs for their full implementation. In addition, Ternium launched a thorough investment plan encompassing industrial safety, environmental sustainability, maintenance and facility overhaul.

The explosion did not cause significant damage to essential equipment, and production resumed shortly after the accident. Financial losses in connection with this event were not material.

Norte unit: located in Nuevo León, Mexico, the Norte unit produces billets and rebar for the construction industry. It is an integrated facility based on mini-mill steelmaking technology that uses steel scrap as its main raw material. The facility sources electricity from the Mexican grid. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

Puebla unit: located in Puebla, Mexico, the Puebla unit produces rebar, wire rod and round bar mainly for the construction and industrial sectors, including high-carbon, low-carbon and micro-alloyed wire rod. It is an integrated facility based on DRI and mini-mill steelmaking technologies that uses iron ore pellets and steel scrap as main raw materials. The facility sources all of the iron ore from Ternium Mexico’s mining operations and the electricity and natural gas from the Mexican grid. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

Juventud unit: located in Nuevo León, Mexico, the Juventud unit produces galvanized and color coated coils for the construction, home appliance and other industries and has a steel service center that produces slitted and roll-formed products, panels and tubes for the construction and industrial sectors. This plant processes hot-rolled and cold-rolled coils received from Ternium Mexico’s units in Nuevo León.

Churubusco unit: located in Nuevo León, Mexico, the Churubusco unit produces hot-rolled and cold-rolled coils for the industrial, construction and home appliance sectors and for further processing in other Ternium Mexico’s units. It also produces slitted and cut-to-length products for the industrial sector. The facility sources its requirements of slabs from other Mexican producers and from the international markets. Ternium’s procurement policy for slabs is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

Monclova unit: located in Coahuila, Mexico, the Monclova unit produces galvanized and color coated sheets for the home appliance industry. This plant processes cold-rolled coils mainly received from Ternium Mexico’s units in Nuevo León.

Universidad unit: located in Nuevo León, Mexico, and across the street from the Guerrero unit, the Universidad unit produces galvanized and color coated coils for the construction, home appliance and industrial sectors. This plant, which also has a cold-rolling mill, processes hot-rolled coils received from Ternium Mexico’s units in Nuevo León.

Pesquería industrial center: located in Nuevo León, Mexico, the Pesquería industrial center produces cold-rolled and galvanized coils primarily for the automotive industry. The cold-rolling mill processes hot-rolled coils sourced from Ternium Mexico’s Churubusco and Guerrero units, and third parties. Tenigal purchases hot-rolled coils mainly from Nippon Steel & Sumitomo; hot-rolled coils are processed at the Pesquería cold-rolling mill and then used in the production of galvanized products.

Apodaca Industrial unit: located in Nuevo León, Mexico, the Apodaca Industrial unit is a steel service center that produces slitted and cut-to-length products for industrial customers. This plant processes coated coils mainly received from Ternium Mexico’s units in Nuevo León.

Apodaca Comercial unit: located in Nuevo León, Mexico, the Apodaca Comercial unit is a steel service center that produces slitted and roll-formed products, profiles and tubes for the construction industry. This plant processes coated coils mainly received from Ternium Mexico’s units in Nuevo León.

Varco-Pruden unit: located in Nuevo León, Mexico, the Varco-Pruden unit produces metal building systems for commercial construction. This plant processes heavy plates procured from the local and international markets and coils received from Ternium Mexico’s units in Nuevo León.

San Luis unit: located in San Luis Potosí, Mexico, the San Luis unit is a steel service center that produces slitted and cut-to-length products for the home appliance and other industries. This plant processes coated coils received from Ternium Mexico’s units in Nuevo León.

Southern Region. Ternium has eight steel production and/or processing units in this region, located in Argentina, consisting of one integrated flat steel-making plant, four downstream flat steel processing plants, comprising cold-rolling, coating or tube making facilities (three of which include steel service centers), and three steel service centers.

The following table set forth key items of information regarding Ternium’s principal production locations and production units:

Unit	Country	Type of Plant				Location
		Integrated	Downstream	Service Center	Distribution Center
San Nicolás	Argentina	X				Ramallo, Buenos Aires
Canning	Argentina		X	X		Canning, Buenos Aires
Haedo	Argentina		X	X		Haedo, Buenos Aires
Florencio Varela	Argentina		X	X		Florencio Varela, Buenos Aires
Ensenada	Argentina		X			Ensenada, Buenos Aires
Rosario	Argentina			X		Rosario, Santa Fe
Serviacero III	Argentina			X		Ramallo, Buenos Aires
Sidercrom	Argentina			X		Ramallo, Buenos Aires

San Nicolás unit: located in the Province of Buenos Aires, Argentina, the San Nicolás unit produces hot-rolled, cold-rolled and tinplate coils for the construction, industrial and packaging sectors and for further processing in other Siderar units. The San Nicolás unit includes an integrated facility based on blast furnace and basic oxygen furnace technologies, supplemented with a sinter plant, coking batteries, a by-product plant and a power plant. It uses metallurgical coal and iron ore lumps, pellets and fines as main raw materials. The facility sources all of its coal and iron ore needs from the international markets, shipped to its own port on the banks of the Paraná river. It sources the natural gas from the Argentine grid, produces most of its electricity needs in its own power plant and sources its net requirements of electricity from the Argentine grid. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

Canning and Haedo units: located in the Province of Buenos Aires, Argentina, the Canning and Haedo units produce galvanized sheets, slitted and roll-formed products and profiles for the construction and home appliance sectors. In addition, the Canning facility produces color coated sheets for such markets. Both plants process cold-rolled coils received from Siderar’s San Nicolás and Ensenada units.

Florencio Varela unit: located in the Province of Buenos Aires, Argentina, the Florencio Varela unit produces electrogalvanized sheets, blanks and slitted products for the automotive, construction and other industries. This plant processes cold-rolled coils received from Siderar’s San Nicolás and Ensenada units.

Ensenada unit: located in the Province of Buenos Aires, Argentina, the Ensenada unit produces cold-rolled coils for the construction and industrial sectors and for further processing in Siderar’s own facilities. This plant processes hot-rolled coils received from Siderar’s San Nicolás unit.

Rosario unit: located in the Province of Santa Fe, Argentina, the Rosario unit is a steel service center that produces tubes for the construction industry. This plant processes hot-rolled coils received from Siderar’s San Nicolás unit.

Serviacero III unit: located in the Province of Buenos Aires, Argentina, the Serviacero III unit is a steel service center that produces cut-to-length products for the construction and industrial sectors. This plant processes hot-rolled coils received from Siderar’s San Nicolás unit.

Sidercrom unit: located in the Province of Buenos Aires, Argentina, the Sidercrom unit is a steel service center that produces cut-to-length and slitted products for the packaging sector. This plant processes tinplate coils received from Siderar’s San Nicolás unit.

Other Markets. Ternium has fifteen steel production and/or processing units in Colombia, Central America and the United States, consisting of one integrated long steel-making plant, two downstream flat steel processing plants, comprising coating facilities (one of which includes a steel service center), and twelve steel service centers. In addition, Ternium has four steel retail distribution centers aimed at serving customers mainly in the construction sector.

The following table set forth key items of information regarding Ternium’s principal production locations and production units:

Unit	Country	Type of Plant				Location
		Integrated	Downstream	Service Center	Distribution Center
Shreveport	USA		X			Shreveport, Louisiana
Manizales Acasa	Colombia	X				Manizales, Caldas
Barranquilla	Colombia			X		Malambo, Atlántico
Itagüí	Colombia			X		Itaguí, Antioquía
Cali Perfilamos	Colombia			X		Puerto Tejada, Cauca
Bogotá	Colombia			X		Bogotá, Cundinamarca
Cali Ferrasa	Colombia			X		Cali, Valle del Cauca
Montería	Colombia			X		Montería, Córdoba
Manizales Ferrasa	Colombia			X		Manizales, Caldas
DC Medellín	Colombia				X	Medellín, Antioquía
Villa Nueva	Guatemala		X	X		Villa Nueva, Guatemala
DC Norte	Guatemala				X	Guatemala, Guatemala
DC Occidente	Guatemala				X	Mazatenango, Suchitepéquez
Tegucigalpa	Honduras			X		San Pedro Sula, Cortés
San Salvador	El Salvador			X		San Salvador, San Salvador
DC San Miguel	El Salvador				X	San Miguel, San Miguel
Managua	Nicaragua			X		Managua, Managua
Heredia	Costa Rica			X		Heredia, Heredia
Panamá	Panama			X		Panama, Panama

Shreveport unit: located in Louisiana, United States, the Shreveport unit produces galvanized and color coated sheets. It processes cold-rolled coils procured in the international markets.

Manizales Acasa unit: located in Caldas, Colombia, the Manizales Acasa unit produces billets and rebar for the construction industry. It is an integrated facility based on mini-mill steelmaking technology that uses steel scrap as its main raw material. The facility sources all of its scrap and electricity needs from local suppliers. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

Barranquilla unit: located in Atlántico, Colombia, the Barranquilla unit is a steel service center that produces slitted, cut-to-length, drawn wire, wire mesh and customized rebar-based products for the construction industry. This plant processes wire rod purchased in the international market and rebar received from Ferrasa’s Manizales unit and rebar purchased in the international markets. Hot-rolled and cold-rolled coils are received mainly from Ternium Mexico’s units in Nuevo León.

Itagüí unit: located in Antioquía, Colombia, the Itagüí unit is a steel service center that produces drawn wire, wire mesh and customized rebar-based products for the construction industry. This plant processes wire rod purchased in the international markets and rebar received from Ferrasa’s Manizales unit and rebar purchased in the international markets.

Cali Perfilamos unit: located in Cauca, Colombia, the Cali Perfilamos unit is a steel service center that produces profiles, tubes and structural beams for the construction industry. This plant processes hot-rolled and cold-rolled coils received mainly from Ternium Mexico’s units in Nuevo León and purchased in the international markets.

Bogotá, Cali Ferrasa, Montería, Manizales Ferrasa and Panamá units: the Bogotá unit in Cundinamarca, Colombia, the Cali Ferrasa unit in Valle del Cauca, Colombia, the Montería unit in Córdoba, Colombia, the Manizales Ferrasa unit in Caldas, Colombia and the Panamá unit in Panama, Panama, are steel services centers that produce customized rebar-based products for the construction industry. These plants process rebar received from Ferrasa’s Manizales unit and rebar purchased in the international markets.

Villa Nueva unit: located in Guatemala, Guatemala, the Villa Nueva unit produces galvanized sheets for the construction industry and for further processing in other Ternium Mexico’s units in Central America. It also has a steel service center that produces slitted, roll-formed and cut-to-length products, and profiles for the construction industry. This plant processes hot-rolled, cold-rolled and coated coils received from Ternium Mexico’s units in the Nuevo León area and from the international markets.

Tegucigalpa, San Salvador and Managua units: The Tegucigalpa unit in Cortés, Honduras, the San Salvador unit in San Salvador, El Salvador, and the Managua unit in Managua, Nicaragua, are steel service centers that produce roll-formed products for the construction industry. These plants process coated coils received mainly from Ternium Mexico’s Villa Nueva unit.

Heredia unit: located in Heredia, Costa Rica, the Heredia unit is a steel service center that produces roll-formed products and profiles for the construction industry. This plant processes hot-rolled, cold-rolled and coated coils received from Ternium Mexico’s units in Nuevo León and from the Villa Nueva unit.

Mining Production Facilities

Ternium has iron ore production facilities in Mexico. We have a 100% interest in Las Encinas, and a 50% interest in Consorcio Peña Colorada, and conduct our mining activities through these companies. Most of our iron ore production is consumed internally and small quantities are sold to third parties. The following table provides an overview of Ternium’s active mining operations:

Company	Location	Type of Mine
Las Encinas	Aquila, Michoacán	Open pit
Las Encinas	El Chilillo, Jalisco	Open pit
Consorcio Peña Colorada	Minatitlán, Colima	Open pit

In addition, Las Encinas owns two other mines, El Encino and Cerro Nahuatl, which are substantially exhausted.

The following table provides an overview, by type of facility, of Ternium’s production capacity as of December 31, 2013:

Production facility	Las Encinas		Consorcio Peña Colorada (1)
	Quantity	Capacity (2)	Quantity	Capacity (2)
Crushing Plant	2	5,300	1	11,000
Concentration Plant (3)	1	3,500	1	10,000
Pelletizing Line	1	1,900	2	4,100

(1)	Figures correspond to total capacity. Ternium has a 50% interest in Consorcio Peña Colorada.
(2)	In thousands of tons per year. Crushing capacity for Las Encinas includes crushing lines located in Aquila and in El Encino.
(3)	The concentration plants capacity figures refer to the plants’ iron ore processing capacity. The plant’s actual iron ore concentrate production depends on the iron ore grade of the processed material.

Las Encinas

Las Encinas produces iron ore pellets and magnetite concentrate in Mexico. At present, Las Encinas operates the Aquila open pit mine located in Michoacán and the El Chilillo open pit mine located in Jalisco.

The Las Encinas facilities include two crushing plants (located close to each of the Aquila and El Encino mines), and a concentration and pelletizing plant located in Alzada, Colima, approximately 160 kilometers from Aquila. Its major processing facilities (crushing, concentration and pelletizing facilities) include two primary crushers and a dry cobbing plant in Aquila, and horizontal and vertical ball mills and several stages of magnetic separation in Alzada. The iron ore pre-concentrate is transported from Aquila to a transfer station at Tecoman, Colima, by truck and from Tecoman to Alzada by rail and truck for processing in the concentration plant. The iron ore extracted from El Chilillo is transported by truck to El Encino to be processed in our crushing facility. The crushed iron ore is transported from El Encino to Alzada by cableway or by truck for processing in the concentration plant. In addition, El Encino may receive, from time to time, magnetite iron ore purchased by Las Encinas from other local concessionaries. The iron ore pellets produced in Alzada are transported by rail to Ternium Mexico’s integrated facilities in Monterrey and Puebla. The Aquila and El Encino operations and the Alzada facilities receive electrical power from the Comisión Federal de Electricidad, or CFE, the Mexican state-owned electric utility.

Active mines

At the Aquila site, Las Encinas holds mining rights over 76 hectares. The Aquila operations (including an open pit mine and crushing facilities) stand on 383 hectares, which are leased to Las Encinas by the local community of San Miguel de Aquila. The lease agreement allows Las Encinas to perform all mining activities, including the extraction of iron ore, necessary to exploit the ore located in the 76 hectares granted to Las Encinas by the Mexican federal authorities until the permanent closure of the mine. Las Encinas has operated this mine since 1998.

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

At the El Chilillo site, Las Encinas holds mining rights over 63 hectares. Las Encinas’s operations at that site comprise 21 hectares under a lease agreement expiring in December 2015, when most reserves are expected to be depleted. El Chilillo is located in Jalisco, approximately 35 kilometers away from El Encino. Las Encinas began to operate this mine in 2013.

El Chilillo mine is a magmatic injection deposit. It is a north-south oriented body with average 400 meters length, 150 meters width and 25 meters thick, with a lens-shaped body of massive magnetic ore, partially oxidized in and close to surfacing areas. Gang ores associated with the iron ore are pyrite, quartz and apatite. It is surrounded mainly by andesite and andesitic rocks above and below the body, and to a lower proportion by limestone that is also founded at lens-shaped internal bodies. The entire mineralized zone is crossed by monzonitic-composed dykes.

Mines under exploration

Las Encinas holds mining rights over other areas scattered throughout Michoacán, Jalisco and Colima, Mexico. In recent years, Las Encinas has conducted exploration activities mainly in Michoacán and Jalisco. As a result, Las Encinas launched a number of studies in Sierra del Alo, Jalisco, and identified certain additional iron ore resources that in the future may result in new mining operations in such area.

In the future, Las Encinas may continue pursuing the development of small- to mid-sized mining operations similar to El Chilillo, as a way to diversify its sources of iron ore and to make effective use of its mining rights in the region.

Exhausted mines

The El Encino open pit and underground mine was operated until 2011. The El Encino core reserves were exhausted and the mine’s operations have been suspended. Ternium is currently performing the necessary studies to proceed with its permanent closure, but no date for such closure has been scheduled. The crushing and transfer facilities at El Encino are still in operation and will continue active to receive, process and transfer to the Alzada pelletizing plant iron ore from El Chilillo’s operations and iron ore that Las Encinas buys from time to time from other local concessionaries.

The Cerro Nahuatl open pit mine located in Colima, Mexico, operated until 2008. The Cerro Nahuatl core reserves were exhausted in 2011 and the mine’s operation has been suspended. Ternium is currently performing the necessary studies to proceed with its permanent closure, but no date for such closure has been scheduled.

Consorcio Peña Colorada

Consorcio Peña Colorada produces iron ore pellets and magnetite concentrate in Mexico, and Consorcio Peña Colorada is a company owned 50% by Ternium and 50% by ArcelorMittal. Consorcio Peña Colorada operates the Peña Colorada open pit mine as well as a concentrating facility and a two-line pelletizing facility. Consorcio Peña Colorada owns part of the property where its mine and processing facilities stand, and leases 1,200 hectares adjacent to mine that are used to deposit material removed as part of the regular short term and long term life of mine plan.

Consorcio Peña Colorada has operated since 1974 and holds mining rights over 39,813 hectares. The Peña Colorada mine is a complex polyphase iron ore deposit. Several magmatic and hydrothermal events produced iron mineralization, garnet-rich rocks (granatites) as skarns or skarnoids, and late dikes and faults that crosscut the mineralized bodies. The main mineralization events are a massive ore body, a disseminated ore body, a layered barren exoskarn/skarnoid, a polymictic breccia, mineralized conglomerates and late andesitic dikes.

The concentration plant is located at the mine in Minatitlán, Jalisco, and the pelletizing plant is located near the Manzanillo seaport on the Pacific coast in Colima, 50 kilometers from Minatitlán. Consorcio Peña Colorada’s major processing facilities include a primary crusher, a dry cobbing plant, one autogenous mill, horizontal and vertical ball mills, several stages of magnetic separation and two pelletizing lines. The concentrate is sent as a pulp through a pipeline from the mine and mineral processing plant in Minatitlán to the pelletizing plant in Manzanillo. The Peña Colorada mine and the pelletizing plant receive electrical power from the CFE.

Effective as of January 2013, Ternium and Consorcio Peña Colorada entered into an amendment to the agreement for the allocation of its production. As a result of such amendment, Ternium is required to buy from Consorcio Peña Colorada half of the mine’s production. See Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs—Mexico—Iron Ore.” Iron ore concentrate and pellets sold to Ternium are shipped by rail from the mine to Ternium’s facilities in Mexico or exported.

As the iron grade of Peña Colorada’s ore deposits is diminishing over time (and, as a result, the facility’s concentrate production is diminishing accordingly), Consorcio Peña Colorada is currently assessing the investments required to increase the processing capacity of its crushing, grinding and concentration facilities to restore iron ore concentrate production to the 4.5 million tons per year level. The development of any project aimed at increasing processing capacity would require the approval of Consorcio Peña Colorada’s shareholders and a period of approximately two years, from launch of such project, to be completed.

Iron ore reserves

The table below details Ternium’s estimated proven and probable iron ore reserves as of December 31, 2013. The classification of the iron ore reserve estimates as proven or probable is based on drill hole spacing and reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit. Reserves are reported as Run of Mine (ROM). Tonnage is reported on a wet metric tons basis.

Iron ore reserves as of:	December 31, 2013 (1)						December 31, 2012 (1)
	Proven		Probable		Total		Total
	Million of Tons	% Fe	Million of Tons	% Fe	Million of Tons	% Fe	Million of Tons	% Fe
Las Encinas (2)	28	41	—	—	28	41	28	41
Peña Colorada (3)	120	24	131	23	251	23	260	24

(1)	In Peña Colorada, proven iron ore reserve estimates are based on drill hole spacing ranging from 25m x 25m to 100m x 100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x 50m to 300m x 300m. In Las Encinas, drill hole spacing may be more distanced.
(2)	Includes exclusively the Aquila and the El Chilillo mines.
(3)	Reported figures represent the total reserves at the Peña Colorada mine. Ternium has a 50% interest in Consorcio Peña Colorada.

The table below provides additional information on iron ore production and average estimated mine life.

Operations/Projects	% Ownership	In Operation Since	2013 Run of Mine Production (Million tons)	2013 Saleable Production (Million tons) (1)	Estimated Mine Life (Years) (2)
Las Encinas (3)	100	1970	4.1	2.0	7
Consorcio Peña Colorada (4)	50	1974	9.5	3.9	18

(1)	Saleable production is constituted of a mix of direct shipped ore (DSO), concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%.
(2)	Mine life is derived from the life of mine plans and corresponds to the duration of the mine production scheduled from ore reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not necessarily the total reserve tonnage divided by the 2013 production.
(3)	Includes exclusively the Aquila and the El Chilillo mines.
(4)	Reported figures represent the total production of Consorcio Peña Colorada, in which Ternium has a 50% interest.

Changes in iron ore reserve estimates (2013 versus 2012)

Las Encinas’s iron ore reserve estimates as of December 31, 2013 were 28 million tons with an iron grade of 41%, remaining stable compared to reserves as of December 31, 2012. Although in 2013, reserves increased by two million tons due to the revision of Aquila’s life of mine plan, and an additional two million tons as a result of the new operations in El Chilillo, these increases were offset by reserves depletion during the year.

Peña Colorada’s iron ore reserve estimates as of December 31, 2013 were 251 million tons with an iron grade of 23%, decreasing by nine million tons and 1%, respectively, compared to December 31, 2012. This decrease in tonnage was due to reserves depletion of ten million tons, partially offset by the revision of Peña Colorada life of mine plan. The iron grade decrease was due to depletion of reserves with higher than average iron grade.

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

The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash-forward looking basis. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Ore reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see “Item 3D—Risk Factors—Risks Relating to our Mining Activities—Our reserve estimates may differ materially from mineral quantities that we may be able to actually recover, or our estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine in the future or cause us to revise our reserve estimates.”

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

Property, Plants and Equipment

The table below details Ternium’s mining segment property, plant and equipment value as of December 31, 2013.

In millions of U.S. dollars	Property, Plant and Equipment (PPE)
Las Encinas	143.8
Consorcio Peña Colorada (1)	123.5

(1)	Starting on January 1, 2013, Consorcio Peña Colorada has been proportionally consolidated. Comparative amounts show Consorcio Peña Colorada as investments in non-consolidated companies and its results are included within “Equity in (losses) earnings of non-consolidated companies” in the consolidated income statement. For further information on this change see note 14 to our consolidated financial statements included elsewhere in this annual report.

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

Depending on its final use, the hot-rolled coils are then tempered and/or pickled, both in Mexico and Argentina, before being sent for sale as coils or cut into steel sheets. Alternatively, the hot-rolled coils may be sent to a cold-rolling mill where they are put under a deformation process at room temperature to reduce their thickness and obtain cold-rolled coils. Cold-rolled coils can be sold in crude form to the market (full hard) or processed in the reheating ovens, annealing bays and temper lines to modify their metallurgic and physical characteristics. The tempered products can be sold as coils or sheets or further processed by adding coatings.

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

Our total consolidated net sales of steel and mining products amounted to USD8.5 billion in 2013, USD8.6 billion in 2012 and USD9.1 billion in 2011. For further information on our net sales of steel and mining products, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations.”

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

The following table shows Ternium’s net sales by reportable operating segment, Steel and Mining, for the years indicated:

	For the year ended December 31,
In millions of U.S. dollars	2013	2012	2011
Mexico	4,230.1	4,457.3	4,501.8
Southern Region	2,944.7	2,737.4	2,962.3
Other Markets	1,251.2	1,377.2	1,545.8

Total steel products net sales	8,426.0	8,572.0	9,009.9
Other products (1)	33.9	29.2	49.0

Total steel segment net sales	8,459.9	8,601.1	9,058.9

Total mining segment net sales (2)	386.5	190.7	213.2
Intersegment eliminations	(316.4)	(183.8)	(149.3)

Total Net Sales	8,530.0	8,608.1	9,122.8

(1)	The item “Other products” primarily includes pig iron and pre-engineered metal building systems.
(2)	Starting in 2013, the item “Total mining segment net sales” includes sales from Consorcio Peña Colorada. For further information see note 14 to our consolidated financial statements included elsewhere in this annual report.

The following table shows, where applicable, Ternium’s shipment volumes by reportable operating segment, Steel and Mining, for the years indicated:

In thousands of tons	For the year ended December 31,
	2013	2012	2011
Mexico	4,984.9	4,952.4	4,683.2
Southern Region	2,633.1	2,444.5	2,635.3
Other Markets	1,370.3	1,371.2	1,505.0

Total steel products sales volumes	8,988.4	8,768.2	8,823.6

Total mining segment sales volumes (1)	4,243.0	1,862.6	2,050.5

(1)	Starting in 2013, the item “Total mining segment sales volumes” includes sales from Consorcio Peña Colorada. For further information see note 14 to our consolidated financial statements included elsewhere in this annual report.

Steel

Mexico.

Sales to customers in Mexico accounted for 50.2% of Ternium’s net sales of steel products during 2013, 52.0% during 2012 and 50.0% during 2011. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2013 compared to Fiscal Year Ended December 31, 2012—Net Sales” and “—Fiscal Year Ended December 31, 2012 compared to Fiscal Year Ended December 31, 2011—Net Sales.”

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

Southern Region.

Sales to customers in the Southern Region, which encompasses sales in Argentina, Bolivia, Chile, Paraguay and Uruguay, accounted for 34.9% of Ternium’s net sales of steel products during 2013, 31.9% during 2012 and 32.7% during 2011. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2013 compared to Fiscal Year Ended December 31, 2012—Net Sales” and “—Fiscal Year Ended December 31, 2012 compared to Fiscal Year Ended December 31, 2011—Net Sales.”

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

Ternium’s principal customers in the region are located near Siderar’s production facilities in Argentina. Ternium’s net sales in Argentina represent approximately 32.3% of Ternium’s total net sales. We also sell a small portion of our production to customers in Bolivia, Chile, Paraguay and Uruguay.

Other Markets.

Sales to customers in other markets, which include mainly shipments to Colombia, the United States and Central America, accounted for 14.9% of Ternium’s consolidated net sales of steel products during 2013, 16.1% during 2012 and 17.2% during 2011. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations-Fiscal Year Ended December 31, 2013 compared to Fiscal Year Ended December 31, 2012—Net Sales” and “—Fiscal Year Ended December 31, 2012 compared to Fiscal Year Ended December 31, 2011—Net Sales.”

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

Mining

Ternium’s shipments of iron ore mainly include those made by Las Encinas and, starting in 2013, 50% of those made by Consorcio Peña Colorada. Comparative amounts show Consorcio Peña Colorada as an investment in non-consolidated companies and its results are included within “Equity in (losses) earnings of non-consolidated companies” in the consolidated income statement. (For further information, see note 14 to our consolidated financial statements included elsewhere in this annual report). Iron ore shipments are destined mainly for internal consumption within Ternium’s Steel segment and surpluses, if any, are destined for the export market. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2013 compared to Fiscal Year Ended December 31, 2012—Net Sales” and “—Fiscal Year Ended December 31, 2012 compared to Fiscal Year Ended December 31, 2011—Net Sales.”

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

Ternium Mexico has a department focused on the development of small- and medium-sized companies in Mexico under a program created by the Techint group for the development of its local customers and suppliers (“Propymes”). The objective of the program is to improve their competitiveness, to increase their exports and to allow them to substitute imports with local products. Approximately 220 companies are part of this program in Mexico, which provides support for industrial, training, and institutional requirements of the participating companies.

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

Ternium has commercial offices in Argentina and Uruguay. These offices provide services such as market development, analysis of businesses opportunities, and customer support in their respective countries. Propymes was implemented in Argentina in 2002, with the objective of promoting the local industry. Approximately 670 companies are part of this program, which provides support for industrial, training, commercial, financial and institutional requirements of the participating companies.

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

Mining

Ternium’s mining activities are mainly aimed at securing the supply of iron ore for our steel-making facilities in Mexico. Surplus production of iron ore, if any, is commercialized to partially hedge the iron ore procurement requirements of Ternium’s facilities in Argentina. We export iron ore through the Manzanillo port that is located on Mexico’s Pacific coast, mainly to customers in the Chinese iron ore market.

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

Steel consumption has historically been centered in developed economies, such as the United States, Western Europe and Japan. However, in the last decade steel consumption in Asia, and in particular China, has increased significantly.

There has been a trend in recent years toward steel industry consolidation among Ternium’s competitors. Below is a summary of the most significant transactions:

•	June 2006: Mittal Steel and Arcelor merge to create ArcelorMittal, the world’s largest steel company.

•	March 2007: Votorantim acquires Colombia’s Aceria Paz del Rio.

•	April 2007: Tata Steel completes the acquisition of Corus.

•	July 2007: Gerdau acquires Chaparral Steel.

•	August 2007: US Steel acquires Stelco.

•	March 2008 to May 2008: Severstal acquires Sparrows Point, WCI Steel and Esmark (subsequently, during 2011, it divests Sparrows Point, Warren and Wheeling).

•	October 2012: Nippon Steel and Sumitomo merge to form Nippon Steel & Sumitomo, the world’s second largest steel company.

•	February 2014: ArcelorMittal and Nippon Steel & Sumitomo completed the acquisition of ThyssenKrupp Steel USA, a steel processor based in Alabama, through a 50/50 joint venture.

Despite this trend, the global steel market remains highly fragmented. In 2012, the five largest steel producers, ArcelorMittal, Nippon Steel & Sumitomo, Hebei Group, Baosteel Group and POSCO, accounted for 17% of total worldwide steel production, compared to 15% for the five largest steel producers in 2000.

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

Mexico.

Ternium competes in the Mexican steel market with domestic and international steel producers. According to Canacero, the Mexican chamber of the iron and steel industry, imports of hot-rolled, cold-rolled and galvanized steel products into Mexico accounted for approximately 33%, 35% and 30% of the Mexican market in 2013, 2012 and 2011, respectively, as steel consumption in Mexico is higher than the installed steel capacity in the country.

Our largest Mexican competitor in the flat products market is AHMSA, an integrated steel producer located in Monclova, Coahuila, which produces a wide variety of steel products. AHMSA focuses on low value added products such as plate and commercial quality hot-rolled and cold-rolled coils. Other significant competitors with facilities in the country are Lámina y Placa Comercial S.A. de C.V. (Grupo Villacero), a producer of galvanized coils and a distributor of steel products, and POSCO, a Korean steel company with a steel galvanizing facility in Altamira, Tamaulipas.

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

Southern Region.

Ternium’s most significant market in the Southern Region is Argentina. Siderar is the main producer of flat rolled steel products in Argentina. Its main competition in the Argentine flat steel market are imports, particularly from Brazil. The main Brazilian producers of flat steel value-added products are Usiminas, Companhia Siderúrgica Nacional and ArcelorMittal. Ternium maintains a leading position in the flat steel markets of Paraguay and Uruguay and is present in the flat steel markets of Chile and Bolivia, where the location of Ternium’s facilities in neighboring Argentina provides a logistical advantage to supply these markets vis a vis its foreign competitors.

Other Markets.

In addition to its sales in Mexico and the Southern Region, Ternium sells its products in other markets, of which the most significant are Colombia, the southern United States and Central America.

Our subsidiary Ferrasa is the main flat steel processor in Colombia and is also a long steel producer. Its main competitors in the Colombian steel market are Acerías Paz del Río, Gerdau Diaco, Acerías de Colombia, Siderúrgica Nacional and Siderúrgica del Occidente, and it also faces competition from imports.

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

Mining

The majority of iron ore supplies to the international seaborne market come from Australia and Brazil, from the major global miners Vale, Rio Tinto and BHP Billiton, as well as from iron ore junior companies in these countries. In Mexico, the main iron ore producers are AHMSA, ArcelorMittal and Ternium, which are, at the same time, major steel-making companies and iron ore consumers. Only a small portion of the iron ore obtained by these three players is made available for sale in the Mexican or export market. There are also other small iron ore mining concessionaries that sell their production mostly to local steel-making operations.

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

Capital expenditures in Ternium’s facilities during 2013 amounted to USD883 million. The current status of the most significant projects is described below.

Steel

Mexico. During 2013, Ternium’s capital expenditures in the country amounted to USD486 million and were mostly related to the following projects:

•

Pesquería project: The Pesquería industrial center located in the vicinity of Monterrey City, Mexico, comprises a total investment of USD1.1 billion. In 2013, Ternium finalized the construction of a new cold-rolling mill in Pesquería, and Tenigal completed the construction at the same site of a hot-dip galvanizing plant that manufactures high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities. These new facilities, which began operating in the third quarter of 2013, increased Ternium’s cold rolled coil production capacity by 1.5 million tons per year and its galvanized steel capacity by 0.4 million tons per year. For more information on the Pesquería project, see note 28(a) to our consolidated financial statements included elsewhere in this annual report.

•

Expansion of service center capacity. In 2013 Ternium completed the construction of a new slitting line at the Churubusco unit as part of a larger project. Upon its completion, the project will comprise six slitting lines and two cut-to-length lines.

•

Implementation of a new IT system. The project involves the full integration of product and processing routes specifications between Ternium’s Mexican plants. These efforts enable significant optimization of processes and products, which, in turn, should result in improved productivity, lower costs and decreased inventory volumes.

Southern Region. During 2013, Ternium’s capital expenditures in Argentina amounted to USD309 million. We carried out a capital expenditure plan to maintain our equipment’s operating performance, continued with some projects and started new ones, of which the most significant involved Siderar’s San Nicolás unit, as follows:

•

Progress in the construction of a new continuous caster in the steel shop. This project was completed during the first quarter of 2014, and is expected to increase slab annual production capacity by approximately half a million tons to reach approximately 3.3 million tons.

•

Construction of a vacuum degassing station in the steel shop. This station, completed during the second half of 2013, enables the production of interstitial-free steel for certain applications in the automotive and home appliance industries.

•

Expansion of coke production capacity. In 2013 Siderar completed repairs in coke oven batteries #3 and #4. In addition, during 2013 we continued with the revamping and expansion of the coke by-products processing plant, which is expected to be completed during the second half of 2014. Upon completion of the total expansion project, Siderar’s coke annual production capacity is expected to increase by approximately 250,000 tons to reach 1.3 million tons.

•	Repairs at Siderar’s blast furnaces #2. Siderar’s blast furnace #2 remained idle for repairs during most of the second half of 2012 through February 2013, including an unplanned stoppage.

•

Progress in the expansion of hot rolling mill capacity. In 2013 Siderar made progress in the installation of a new exit at the mill, which is expected to be completed during the first half of 2016 and should increase the mill’s annual processing capacity by approximately 50,000 tons.

Other Markets. During 2013, Ternium’s capital expenditures in facilities located in countries other than Mexico or Argentina amounted to USD21 million. Investments completed in 2013 included the installation of a new de-dusting system in the Acasa unit in Manizales, Colombia, enabling higher production rates at the steel shop and resulting in an annual steelmaking capacity increase of approximately 40,000 tons.

Mining

During 2013, Ternium’s capital expenditures in its mining segment were USD67 million. Las Encinas’ capital expenditures amounted to USD10 million in the year, including the development of reserves out of its iron ore resources to keep a relatively stable mine life. Ternium’s share in Consorcio Peña Colorada’s capital expenditures, which mainly included the purchase of haul trucks for iron ore transportation, amounted to USD57 million.

2014 Capital Expenditures

Ternium’s capital expenditures for 2014 are expected to amount to approximately USD650 million. The main capital expenditure projects will relate to the following:

•

at the Pesquería industrial center, construction of additional finishing lines (consisting mainly of new annealing, temper and tension-leveling and inspection lines) at the cold-rolling mill, as well as a new pickling line;

•	projects aimed at further improving environmental and safety conditions throughout our main facilities, particularly at the Guerrero unit in Nuevo León, Mexico;

•	completion of Siderar’s continuous caster and coke by-products processing plant; and

•	mine development projects at Peña Colorada, including expansion of a tailings dam.

In addition, Consorcio Peña Colorada is currently assessing the investments required to increase the processing capacity of its crushing, grinding and concentration facilities to restore iron ore concentrate production to the 4.5 million tons per year level. The development period of any project aimed at increasing processing capacity would be approximately two years. No amounts related to any such project were included in our 2014 capital expenditures assessment.

Raw Materials, Slabs, Energy and Other Inputs

The main inputs for Ternium’s steelmaking facilities in Mexico are slabs, iron ore, steel scrap, electricity and natural gas; the main inputs for Siderar’s integrated steel facilities in Argentina are iron ore and coal; and the main inputs for Ternium’s facilities in Colombia are steel products, steel scrap and electricity. Below is a more complete description of the supply conditions for raw materials, slabs, energy and other inputs at Ternium’s facilities in these countries. For a description of some of the risks associated with Ternium’s access to raw materials, energy and other inputs, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability.”

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

Slabs. Ternium’s Mexican subsidiaries have some non-integrated facilities that consume large quantities of slabs purchased from third-party steel suppliers. Currently, slabs are purchased both in Mexico (primarily from ArcelorMittal) and in the international markets. In addition, in the past Siderar supplied slabs from time to time to our Mexican operations, and upon completion of the new continuous caster in Siderar’s San Nicolás unit, it will be able to supply slabs to our Mexican facilities. Slab consumption varies significantly from year to year in accordance with market conditions. Our Mexican subsidiaries purchased 2.5 million, 2.8 million and 2.5 million tons of slabs in 2013, 2012 and 2011, respectively. Slab purchase prices are market-based.

Iron ore. As described under “—Production Facilities and Processes—Iron ore mining facilities” above, Ternium’s subsidiaries own interests in two mining companies in Mexico: 100% of the equity of Las Encinas and a 50% equity stake in Consorcio Peña Colorada. In 2013, Ternium’s Mexican facilities sourced 100% of their iron ore requirements from these two companies. Under our new arrangement with Consorcio Peña Colorada, effective January 1, 2013, we are committed to off-take 50% of the annual production of the Peña Colorada mine. In 2013, approximately 86% of the iron ore production available to Ternium went to our own direct reduction plants and the remaining 14% was sold in the market to third parties. All of our iron ore shipments during 2013 were made on a spot basis. On average, we consume approximately 1.2 tons of iron ore to produce one ton of crude steel at our mini-mill facilities in Mexico.

Steel scrap. In 2013, approximately 73% of Ternium’s scrap requirements was obtained in the Mexican market through its own steel scrap collecting and processing operations and approximately 27% was purchased in the United States. Scrap is purchased at market prices. On average, we consume approximately 0.4 tons of scrap to produce one ton of crude steel at our mini-mill facilities in Mexico.

Electricity. Electric arc furnaces consume large quantities of electricity. On average, we consume approximately 0.7MWH of electricity to produce one ton of crude steel at our mini-mill facilities in Mexico. During 2013, 63% of Ternium Mexico’s total consumption was supplied by the CFE, Mexico’s state-owned electricity company. The remainder was mostly purchased under a long-term contract for approximately 65 MW power capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V. and a long-term contract for 111.2 MW power capacity with Iberdrola Energía Monterrey, S.A. de C.V. (“Iberdrola”), with electricity purchases under these contracts being made at prices linked to certain energy production input costs. Although the contract with Iberdrola was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola granted to Ternium Mexico a credit of USD750 thousand per MW of contracted capacity, a total value over time of USD83.4 million. In addition, Iberdrola agreed to recognize to Ternium Mexico USD15 million through discounted rates. As a result of the above mentioned credit and discount, Terminum Mexico expects to pay electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately two years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty. For more information on the agreement with Iberdrola, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments—Update on the commitment with Iberdrola”

In addition, Ternium is participating in Techgen S.A. de C.V. (“Techgen”), a joint venture company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris, that will build a natural gas-fired combined cycle electric power plant project in the Pesquería area of the State of Nuevo León, Mexico. The plant is expected to be operational in the fourth quarter of 2016 with an estimated total investment of USD1.1 billion, and each shareholder has agreed to finance or provide guarantees in connection with the plant’s construction costs pro rata to its respective ownership interest. Tenaris and Ternium have also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts. As a result, Ternium will secure the supply of electricity to its facilities in Mexico and is expected to improve its cost competitiveness. For more information on the Techgen investment, see note 28(b) to our audited consolidated financial statements included elsewhere in this annual report.

Natural gas. Natural gas is mainly used as a reducing agent for the production of DRI and for the reheating of slabs and billets before the hot-rolling process. In Mexico, Ternium purchases natural gas from Pemex, the Mexican state-owned oil and gas company that is Mexico’s sole producer of natural gas, and from three distributors: Gas Industrial de Monterrey S.A. de C.V., or GIMSA, Compañía Mexicana de Gas S.A. de C.V., or CMG, and Gas Natural Mexico S.A. de C.V., or GNM.

Natural gas prices for Ternium Mexico are determined pursuant to the methodology approved by the Comisión Reguladora de Energía or Energy Regulatory Commission, or CRE. Those prices are related to the market prices of natural gas in south Texas, plus transportation and service costs depending on the location of the delivery points in Mexico. In addition, effective April 1, 2013, extraordinary charges were authorized by CRE to account for the incremental transportation costs derived from higher liquefied natural gas imports into Mexico. Such extraordinary charges will remain in place for a maximum period of three years and could be eliminated in a shorter period of time if CRE declares that the current bottlenecks in Mexico’s natural gas grid transportation capacity are resolved. The extraordinary charge set for March 2014 was USD0.6221 per million btu. On average, we consume approximately 9.1 million btu of natural gas to produce one ton of crude steel at our mini-mill facilities in Mexico.

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

Iron ore. Iron ore is purchased under long-term agreements from suppliers in neighboring Brazil. Prices under these contracts are determined in accordance with market conditions. Our main suppliers of iron ore, in the form of lumps, pellets and sinter feed fines, are Vale S.A., Samarco (a joint venture between Vale and BHP Billiton) and MMX Corumbá Mineração S.A. Our geographic location provides favorable access to high quality iron ore lump and fines produced in Brazil’s iron ore mines in the Pantanal Region (Mato Grosso do Sul state) resulting in a cost advantage for Siderar. In addition, Siderar’s steelmaking facility in Argentina receives iron ore pellets and fines from ports located on Brazil’s ocean coast. We consume approximately 1.3 tons of iron ore to produce one ton of crude steel in Argentina.

Coking coal and related materials. Siderar obtains its coke through the distillation of coking coal and petroleum coke in its coke ovens. Siderar requires different types of coal to produce coke. Coking coal is purchased under short-term contracts and on the spot market from several major international suppliers based mainly in Australia and the United States. Prices under contracts are determined in accordance with market conditions. Petroleum coke is sourced domestically from oil companies such as Exxon Mobil and YPF. The volume purchased from each supplier mainly depends on the technical quality requirements of the blast furnace operations. We consume 0.5 tons of a mixture of coking coal and petroleum coke to produce one ton of crude steel in Argentina.

Electricity. Siderar consumes large quantities of electricity for its manufacturing activities, particularly in its San Nicolás and Ensenada facilities. Most of the electricity required by our San Nicolás facility is self-generated on site by a wholly-owned thermoelectric plant with an installed power capacity of 110 MW. This thermoelectric plant uses steam primarily generated from by-product gases obtained in the steelmaking process (blast furnace and coke oven gases) and also steam purchased under a long-term steam sales agreement, from a power plant located within the San Nicolás facility owned by Siderca S.A.I.C., a subsidiary of Tenaris. Additional fuel requirements for steam production are covered with natural gas purchased from different market vendors, and/or fuel oil bought at market prices. Siderar covers electricity shortfalls or sells surpluses, as the case may be, at spot prices in the wholesale market. Over the course of the last several years, demand for electricity in Argentina increased substantially, outpacing supply and resulting in shortages of electricity to residential and industrial users during periods of high demand. During these periods, Siderar purchases of energy to cover its energy shortfalls suffered restrictions. We consume approximately 0.1 MWH of electricity to produce one ton of crude steel in Argentina.

Natural gas. Siderar also consumes substantial volumes of natural gas, particularly to operate its blast furnace and power generation facilities in San Nicolás. Siderar purchases natural gas at market prices mainly from Pan American Energy, Pluspetrol, Tecpetrol, a company controlled by San Faustin, and natural gas traders, including MetroEnergía, Albanesi, Energy Traders, Gas Patagonia, Alternativas Energéticas and Energy Consulting Services S.A., a company in which San Faustin holds significant but non-controlling interest. In recent years, natural gas demand in Argentina increased significantly, outpacing supply and thus, as is the case with electricity, the provision of natural gas to industrial users (including Siderar) suffered restrictions during periods of high demand.

For its San Nicolás facility, Siderar has separate transportation and distribution agreements with Transportadora de Gas del Norte S.A., or TGN, and Litoral Gas, companies in which San Faustin holds significant but non-controlling interests. Siderar’s firm transportation contracts with TGN expire in April 2028, whereas its distribution agreement with Litoral Gas expires in December 2014. For its other facilities Siderar’s transport and distribution needs are covered by the corresponding regional distributors Camuzzi Gas Pampeana S.A., Gas Natural Ban S.A. and Metrogas S.A. We consume approximately 1.7 million btu of purchased natural gas to produce one ton of crude steel in Argentina.

Other inputs. Siderar has on-site oxygen, nitrogen and argon separation plants in order to extract these gases for use in the steelmaking process. Siderar’s separation plants are being managed by Air Liquide Argentina S.A., or Air Liquide. Siderar is party to a long-term contract with Air Liquide for the supply of oxygen, nitrogen and argon. For further information on the contract with Air Liquide, see note 25 to our audited consolidated financial statements included elsewhere in this annual report.

Colombia

In Colombia, Ternium’s manufacturing of finished steel products relies on two sources: (a) the production of steel in its steelmaking facilities, which are based on the Electric Arc Furnace (“EAF”) technology; and (b) on the purchase of steel products, both from our overseas subsidiaries and from third parties. The EAF technology melts steel scrap to produce steel billets, which are then rolled into various long products. Ternium’s production process requires extensive use of electricity. Steel products are the largest component of production costs; scrap and electricity costs are also significant.

Steel products. Ternium’s operations in Colombia include non-integrated facilities that process steel supplied by Ternium’s overseas subsidiaries and steel purchased from third-party suppliers procured in the domestic and international markets. We purchased from third parties approximately 288,000 tons of steel products in 2013, 345,000 tons of steel products in 2012 and 235,000 tons of steel products in 2011.

Steel scrap. Scrap is the main raw material for producing steel in our steelmaking facilities in Colombia. Ternium sources 100% of its steel scrap needs from the local scrap market. We consume approximately 1.1 tons of scrap to produce one ton of crude steel in Colombia.

Electricity. Manizales is our main electricity consuming unit in Colombia, mainly due to its electric arc furnace-based steel production operations. Manizales purchases electricity from ISAGEN S.A. E.S.P., a Colombian power company, under a three-year supply contract expiring in April 2016. 70% of the electricity price is based on a fixed rate adjusted with the wholesale price index and 30% is based on prevailing prices. We consume approximately 0.7 MWH of electricity to produce one ton of crude steel in Colombia.

Product Quality Standards

Ternium develops its products and services with a philosophy of continuous improvement and seeks to excel in its internal quality control of its products and processes. Ternium’s products are manufactured in accordance with proprietary standards and the requirements of customers, and within the specifications of recognized international standardization entities including the International Organization for Standardization, or ISO, the American Society for Testing and Materials, or ASTM, the European Standards, or EN, the Japanese Industrial Standards, or JIS, the Society of Automotive Engineers, or SAE, and the standards of the American Petroleum Institute, or API. Ternium also has product certifications based on international or local standards depending on the markets served.

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

Research and Development; Product Development

Product research and development activities at Ternium are conducted through a central Product Development Department in coordination with local teams that operate in several of our facilities. Applied research efforts are carried out in-house and in conjunction with universities and research centers, as well as through the participation in international consortia. Ternium also develops new products and processes in cooperation with its industrial customers, prioritizing an early involvement scheme. For more information on our accounting policy for research and development costs, see note 4(e)(5) to our audited consolidated financial statements included elsewhere in this annual report.

In 2013, Ternium’s product research and development efforts focused mainly on initiatives aimed at supporting customer requirements for products to be manufactured at our new industrial center in Pesquería and on increasing market share in the automotive and industrial steel markets. The Pesquería center sets a new milestone in Ternium’s research and development efforts. The steel complex is currently the most modern of its kind in Latin America, and requires a new set of product research and development activities targeting applications for advanced steels with high quality standards.

During the year Ternium also completed the implementation of a new IT system in Mexico that fully integrates product and processing route specifications among its Mexican plants. These efforts, initiated in 2012, enabled significant optimization of processes and products that resulted in improvements in productivity and costs, and decreases in inventory volumes.

During 2013, Ternium continued the certification process of its new Pesquería facilities with car manufacturers operating in Mexico. The ongoing certification process is expected to be substantially finalized during the first half of 2014. For an array of applications in the automotive steel market, Ternium and the Italian Centro Sviluppo Materiali (Materials Development Center) launched the development of new heat-treatable steel grades. In addition, Ternium and the Universidad Autónoma de Nuevo León (a Mexican university) analyzed the formability performance on different products.

During the year, Siderar continued assisting its customers and fostering the introduction of new technologies to help them increase their product competitiveness. Following the introduction in 2012 of new truck bodywork manufacturing technologies in 2013 Siderar helped its customers develop manufacturing technologies for agricultural machinery, consisting of lighter structures with lower incidence of fuel consumption, through the usage of high-resistance steel grades.

During 2013, Ternium’s metal building systems division developed, among other products, a new trussed purling for wide bays with a 16% reduction in weight per meter resulting in better performance when compared to similar systems currently available. This is expected to result in an increase in Ternium’s market share for these products in Mexico.

Throughout 2013, Ternium continued with its strategy of anticipating the Montreal protocol’s requirements regarding the use of non-clorofluorocarbon (CFC) foaming agents, by developing new construction products with zero ozone depleting potential for roofing and cladding applications. In addition, in a context of increased demand for green building solutions, Ternium continued positioning its steel roofing systems and its building envelope systems, designed with high thermal insulation properties.

Ternium’s medium-term product research and development plans are based on a continuing assessment of steel product performance and the emerging requirements of the industry. These plans are carried out in close collaboration with leading steel customers and institutions. Based on customer needs, we improve, adapt and create new applications and define future technology requirements at our facilities.

During 2013, Ternium continued participating in leading research and development projects through international consortia and together with universities and research centers to further expand the required know-how for the development of new products. Consortia projects included the development of high-strength steel for applications in the pipe manufacturing and automotive industries, with the University of Pittsburgh, and the development of new coating technologies for applications in the automotive industry and of improvements in the galvanizing bath to optimize processes, with the International Zinc Association.

In 2014, Ternium plans to participate in the development of metallurgic studies for oil and gas steel grades, aimed at improving its product portfolio for tube and pipe manufacturers. The project, which is expected to be developed in conjunction with the Tenaris Research Center and the University of Pittsburgh, entails the evaluation and assessment of certain steel grades intended for use in sour service conditions.

In order to increase its participation in the electrical steel markets, Ternium intends to develop ultra-low carbon steel grades with silicon content, which enhances steel magnetic properties. The project, which is expected to be developed in conjunction with the Mexican Centro de Investigación y Estudios Avanzados (Advanced Research and Studies Center) will focus on examining different alloying compositions and developing processing routes adapted to Ternium’s facilities.

Following the commissioning of a new steel vacuum degassing station in Argentina, a new range of ultra-low carbon steel grades and new steel products with excellent cleanliness will be developed for automotive and household industries applications. In addition, Ternium intends to develop coated steel products suitable for hot stamping applications for the automotive industry. The project, also to be developed in conjunction with the Advanced Materials Research Center and other research centers, aims at enhancing the product’s performance during forming operations as well as the corrosion resistance of the final product.

Siderar intends to continue assisting its customers and fostering the introduction of new manufacturing technologies to help them increase their product competitiveness. Developments during 2014 will focus on the processing of steels for the manufacturing of electric motors and on the varnishing of tinplate for canning industry applications.

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

In addition, a holder of a mining concession is obligated, among other things, to explore or exploit the relevant concession, to pay for any relevant mining rights, to comply with all environmental and safety standards, and to provide information to and permit inspections by the Secretaría de Economía. Mining concessions may be terminated if the obligations of the concessionaire are not satisfied.

A company that holds a concession must be registered with the Public Mining Registry. In addition, mining concessions and permits, assignments, transfers and encumbrances must be recorded with the Public Mining Registry to be enforceable. We believe that our material mining concessions are duly registered in the Public Mining Registry.

For information regarding amendments to the Mining Law and regulations in Mexico, see Item 3. “Key Information—D. Risk Factors—Risks Relating to our Mining Activities—Our mining activities depend on Mexican laws and regulations, governmental concessions and on our ability to reach and maintain lease agreements (or other agreements for the use of land) with the owner of the real estate where the mines are located.”

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

Mexico.

Imports of steel products to Mexico:

The Mexican government has imposed certain antidumping measures on imports of steel products that are similar to the ones produced by Ternium Mexico. The following antidumping measures are currently in effect:

•

Hot-rolled products: On March 28, 2000, the Mexican government imposed antidumping duties on the Russian Federation and Ukraine of 30.31% and 46.66%, respectively, on hot-rolled products. On March 25, 2005, the first sunset review was initiated by the Mexican authorities, and on March 17, 2006 a final resolution was issued, extending the antidumping duties for an additional five-year period. On March 16, 2010, a second sunset review was initiated; and on September 8, 2011, the final resolution was published by which new antidumping duties of 21% and 25% were set for Russia and Ukraine, respectively. On July 19, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed hot-rolled products from Russia. On March 21, 2014, Mexico’s Ministry of Economy published the final resolution on the investigation, by which boron-alloyed hot-rolled products from Russia are now subject to a 21% antidumping duty.

•

Plate in coil: Since June 1996, an antidumping duty of 29.3% on imports from Russia has been imposed. In June 2003, the first sunset review resolution concluded that the application of the antidumping duty should continue. In June 2007, the Ministry of Economy issued the final resolution of the second sunset review, determining the continuation of the antidumping duties for an additional five-year period. On November 22, 2012, the Ministry of Economy issued the final resolution of the third sunset review, determining the continuation of the antidumping duties for an additional five-year period. On July 5, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed plate in coil imports from Russia. On February 19, 2014, Mexico’s Ministry of Economy published the final resolution on the investigation, by which boron-alloyed plate in coil imports are now subject to a 29.3% antidumping duty.

•

Cold-rolled products: In June 1999, Mexico imposed antidumping duties on cold-rolled steel sheets from the Russian Federation and Kazakhstan. On December 12, 2005, as a result of the first sunset review, the Mexican authorities extended the antidumping duties for an additional five-year period until June 2009. On December 28, 2010, following the completion of the second sunset review procedure, the Mexican government published the final resolution setting antidumping duties on cold-rolled steel sheets from the Russian Federation at 15% and from Kazakhstan at 22%. On

October 1, 2012, the Mexican government initiated a dumping investigation on cold-rolled steel imports from South Korea. On December 26, 2013, Mexico’s Ministry of Economy published a suspension agreement under which Korean exporters, POSCO and Hyundai, voluntarily undertake to limit their cold-rolled products exports to the Mexican market. This agreement suspends the original dumping investigation.

•

Reinforcing bars: Since 1995, imports of reinforcing bars from Brazil are currently subject to an antidumping duty of 57.69%. In June 2006, the second sunset review resolution determined the continuation of antidumping duties. On August 9, 2010, a third sunset review was initiated, and on January 12, 2012, the Mexican authority determined the continuation of antidumping duty of 57.69% until August 2015.

•

Wire rod: Since September 2000, imports of wire rod from Ukraine are subject to an antidumping duty. The initial antidumping margin was 30.52%. In June 2006, the first sunset review resolution determined the continuation of the antidumping duty for five more years. On September 7, 2010, a second sunset review was initiated, and on March 7, 2012, the Mexican government increased the antidumping duty to 41% until September 2015.

On February 9, 2010, the Mexican Government issued a decree reducing the import tariffs on several steel product groups. The tariff for finished products was set at 0% starting in 2012 (from 3% in 2011, 5% in 2010 and 7% in 2009). The tariff for semi-finished products was set at 0% starting in 2012 (from 3% in 2011 and 2010, and 5% in 2009) and the tariff for welded pipe products was set in a range from 0% to 5% starting in 2012 (from 7% in 2011 and 2010, and 10% in 2009). Three companies (including Ternium) and an industry related labor union sought an injunction (acción de amparo) against these government decisions in early 2012 when the tariffs went to 0%. The legal action taken by the companies was rejected by the courts, but the legal action taken by the labor union had a positive preliminary outcome. As a result, the government reestablished on August 1, 2012, a 3% tariff on some semi-finished, flat, long and pipe and tube steel products. A final decision is expected in the coming months.

Exports of steel products from Mexico:

U.S. authorities have imposed a number of measures on steel import products from Mexico, thereby restricting Ternium’s exports to that country. Below is a description of measures currently in effect:

•

Carbon and alloy steel wire rod: Mexican wire rod exports are subject to an antidumping duty of 17.94% pursuant to an antidumping duty order on carbon and certain alloy steel wire rod. Following the most recent sunset review, such duty was extended for five more years, beginning in June 2008. On June 3, 2013, a sunset review procedure was initiated. The final determination of this review is expected by early June 2014.

•

Pipe and tube: During 2007, the U.S. authorities initiated an antidumping investigation of light-walled rectangular pipe and tube, or LWRPT, from, among other countries, Mexico. On June 13, 2008, the authorities made a final determination of sales at less than fair value in the investigation of LWRPT from Mexico and, consequently, imposed antidumping duties. On February 18, 2011, the authorities published the final results of the first administrative review by which Mexican LWRPT exports are now subject to an antidumping duty of 6.13%.

•

Welded pipes: Since 1992, pursuant to an antidumping duty order on circular welded non-alloy steel pipe –or standard pipe– from various countries, including Mexico, standard pipes manufactured by Hylsamex and Grupo Imsa were subject to antidumping duties. In 2007, such measures were extended for five more years. In August 2009, the U.S. authorities published the final results of a changed circumstances review, concluding that Ternium Mexico is the successor-in-interest to Hylsamex for purposes of determining antidumping duty liability. In accordance with the latest administrative review, the applicable duty for Ternium Mexico is 48.33%.

•

Reinforced bar: Mexican reinforced bar exports are subject to preliminary antidumping duties of between 10.66% and 66.70%. Ternium Mexico’s reinforced bar exports are subject to preliminary antidumping duties of 20.59% pursuant to an antidumping duty order announced April 21, 2014. The final determination of this review is expected by August 18, 2014.

Colombian authorities have imposed provisional duties on exports of rebar and wire rod from Mexico. During the third quarter of 2013, Colombian authorities initiated several safeguard investigations on imports of certain long steel products. On October 8, 2013, and for a 200-day period, provisional duties of 25.6% and 21.29%, were imposed on rebar and wire rod, respectively, imported from all WTO members except Cuba, Ecuador, the United States and Venezuela. A final decision on these safeguard investigations is expected during the second quarter of 2014.

Trade agreements:

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

The Mexican government is also a party to trade agreements with Colombia, the European Free Trade Association—an intergovernmental organization set up by Liechtenstein, Norway, Iceland and Switzerland—Japan, Chile, Bolivia, Nicaragua, Costa Rica and Uruguay, among others. In addition, in 2012, Mexico joined the Trans-Pacific Partnership (“TPP”) negotiations, an initiative that includes Australia, Brunei Darussalam, Canada, Chile, United States, Malaysia, New Zealand, Peru, Singapore, Japan, and Vietnam. Negotiations under the TPP are expected to conclude during 2014.

Argentina.

Imports of steel products to Argentina:

In the past, the Argentine government imposed various antidumping measures on imports of certain steel products that compete directly with Ternium’s sales in Argentina. After several subsequent revisions of such cases, there are currently no measures in place.

Trade agreements:

Argentina has signed free trade agreements with several countries or trade blocs aimed at liberalizing trade between them, including the following:

In early 1991, Argentina entered, together with Brazil, Uruguay and Paraguay, into the Treaty of Asunción, creating the Mercado Común del Sur (Common Market of the South), or Mercosur, a common market organization that aimed to bring about the free movement of goods, capital, services and people among its member states. In 2004, the Mercosur members entered into the Treaty of Ouro Preto, creating a customs union among them. In January 1, 2013, Venezuela became a full member of Mercosur. Over time, Mercosur has eliminated or significantly reduced import duties, tariffs and other trade barriers among member states. Since January 1, 2000, zero tariffs apply to steel products traded among them; however, in the case of Venezuela, steel import tariffs currently range from 0% to 3.8%, and are expected to be zero by 2018.

The current tariff applicable to steel products for imports from countries not members of Mercosur to Mercosur member countries, ranges from 2% to 16%. However, certain exceptions are currently in place or were in place during 2013, the most important of which are detailed below:

•

Until October 2013, some steel products, including certain hot-rolled products, certain circular wire rod, certain stainless steel products, certain tubes, silicon alloyed grain oriented products and galvanized wire, imported to Brazil, were subject to a 25% tariff.

•

Currently, some steel products, including cold-rolled sheets and galvanized flat steel products, imported to Uruguay, benefit from zero tariff. This exception is expected to remain in place until December 31, 2017.

In addition, Mercosur entered into trade agreements with Chile in 2005 and with Bolivia in 2006. As a result, all tariffs on steel products between Mercosur and these countries have been eliminated.

In 2004, Mercosur and the Comunidad Andina de Naciones (Andean Community), or CAN, currently including Bolivia, Colombia, Ecuador and Peru, signed a free trade agreement aimed at reducing and eventually eliminating tariffs on steel products traded among member countries over a period of eight to twelve years.

In addition, Mercosur is also negotiating free-trade agreements with the European Union.

In November 1993, Argentina and Mexico signed the ACE 6. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations—Mexico.”

Colombia.

Imports of steel products to Colombia:

The Colombian government has imposed provisional duties on imports of long steel products, including rebars similar to the ones produced by Ferrasa, from countries belonging to the World Trade Organization, with the exception of Cuba, Ecuador, the United States and Venezuela. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations—Mexico.”

Trade agreements:

Colombia has signed free trade agreements with several countries or trade blocs aimed at liberalizing trade between them.

CAN is a trading bloc, currently including Bolivia, Colombia, Ecuador and Peru, established during 1993 and approved during 1994 for the purpose of promoting trade relations among its members and between CAN and the rest of the world. The treaty formalized a customs union among CAN’s member states. Over time, CAN has eliminated or significantly reduced import duties, tariffs and other trade barriers among member states. In particular, zero tariffs have applied to steel products imported from other member states since January 1, 2000. The current tariff applicable to steel products imported from outside CAN is between 5% and 10% and, if such products are not produced in Colombia, the tariff was reduced to 0% until August 31, 2013. CAN and Mercosur have signed a free trade agreement. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations—Argentina.”

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

Colombia’s free trade agreement with the United States became effective in October 2011. Under this agreement, steel import tariffs from Colombia to the United States will remain at 0% and steel import tariffs from the United States to Colombia will decrease from a range of 5-10% in 2011 to 0% in one, five or ten years according to the product category. In particular, wire rods import tariffs became zero beginning in 2012 and rebar import tariffs will decrease gradually, reaching zero in 2021.

In addition, Colombia has also signed free trade agreements with Chile, Canada and the European Union, in effect since May 2009, August 2011 and August 2013, respectively, and has signed free trade agreements with Costa Rica, Israel, Panama and South Korea, which are not yet effective. Colombia is currently negotiating a free trade agreement with Japan.

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

•

In January 2010, Tenaris Global Services S.A., or TGS, a Tenaris subsidiary, entered into an agreement with the National Iranian Drilling Company, or NIDC, a company controlled by the Government of Iran, for a total value of EUR9.4 million (approximately USD12.6 million). TGS made all deliveries and collected most of its account receivables under the NIDC agreement prior to 2012. In 2012, TGS collected an amount of EUR750 thousand (approximately USD1.0 million) for products delivered to NIDC in prior years. As of December 31, 2013 an outstanding balance of EUR172 thousand (approximately USD0.2 million) is still due to TGS. In addition, TGS has not yet fully performed its obligation to allow technical visits to Tenaris’s mills by twenty NIDC experts at TGS’s cost. Tenaris expects to fulfill these pending obligations and collect outstanding payments during 2014.

•

TGS is also a party to an April 2011 agreement with Global Procurement General Trading FZE, or Global FZE, a company incorporated in United Arab Emirates, for the provision of OCTG for an amount of AED16.5 million (approximately USD4.5 million). TGS has been informed by Global FZE that the end users of the products delivered under this agreement are Oil Industries Engineering and Construction Group and Pars Oil and Gas Company which are controlled by the Government of Iran. In 2012, TGS delivered products under the Global FZE agreement for a total value of AED16.3 million (approximately USD4.4 million), and collected a total amount of AED15.4 million (approximately USD4.2 million). All sales of goods and services to Iran under the agreement with Global FZE have ceased. As of December 31, 2013, a balance of AED862 thousand (approximately USD0.2 million) was owing to Tenaris, and Global FZE has advised Tenaris of its inability to process payment to Tenaris of the outstanding balance as a result of the current sanctions relating to Iran.

•

In March 2011, TGS entered into an agreement for the provision of technical field service assistance to ENI Iran B.V., or ENI Iran, for its project in Darquain, Iran, for a value of EUR246 thousand (approximately USD0.3 million). Tenaris has been informed that ENI Iran operates the Darquain project pursuant to a service contract with the National Iranian Oil Company, or NIOC. All services required to be performed by Tenaris for the benefit of ENI Iran were completed and ceased prior to the end of 2012. In December 2013, Tenaris was informed by ENI Iran that it would seek approval to make payment of the contract amount in compliance with applicable laws. As of December 31, 2013, however, the entire contract amount was still outstanding.

Tenaris did not record any profit in 2013 in connection with the agreements described above.

Except as otherwise stated above, there are no pending obligations of Tenaris or its subsidiaries under the agreements described above. While the Tenaris’ subsidiaries identified above intend to perform their pending obligations under such pre-existing agreements, Tenaris and its subsidiaries ceased prior to the end of 2012 all sales and deliveries of goods and services to Iran. Tenaris’s current policy, based on the sanctions against Iran, is not to engage in future sales or deliveries.

Tenaris believes that its activities concerning Iran do not violate any U.S. or foreign law, and has procedures in place to ensure that such activities comply with all applicable U.S. and foreign laws.

Tenova

Tenova S.p.A., or Tenova, an Italian supplier of equipment for the mining and the steel-making industry, is indirectly controlled by San Faustin and, accordingly, is deemed an “affiliate” of Ternium, as that term is defined in Exchange Act Rule 12b-2.

In response to our inquiry, Tenova informed us that:

•

During 2013, Tenova and its subsidiaries supplied equipment for the steel-making industry and for raw material handling and performed engineering services under two contracts with companies believed by Tenova to be subsidiaries of development agencies of the Government of Iran.

•

None of the activities performed is connected to the activities described in Sections 5(a) or (b) of the Iran Sanctions Act of 1996, Section 105A(b)(2) of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or was performed in favor of persons whose property and interests in property are blocked pursuant to Executive Order 13224 (terrorists and terrorist supporters) or 13382 (weapons of mass destruction proliferators and supporters).

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

•

Any future contract between Tenova or its subsidiaries and customers controlled by the Government of Iran will continue to be made in compliance with all laws applicable to Tenova or its relevant subsidiaries. Tenova informed us that its total sales revenue for 2013 with regard to the foregoing transactions amounted to USD23 million, which represents 1.2% of its total sales revenue for 2013.

Tenova also estimated that its net profits from such transactions, after internal cost allocation and taxes, were in the range of USD7.7 million.

C.	Organizational Structure

Below is a simplified diagram of Ternium’s corporate structure as of March 31, 2014.

Subsidiaries

Ternium operates entirely through subsidiaries. For a complete list of its subsidiaries and a description of its investments in other companies, see note 2 to our audited consolidated financial statements included elsewhere in this annual report.

Ternium Mexico. Ternium Mexico was formed, as result of the merger of Grupo Imsa, Hylsamex and Hylsamex’s major shareholder in March 2008. Ternium Mexico and its subsidiaries operate all of Ternium’s mining and steel production activities in Mexico and the United States. Ternium Mexico and its subsidiaries produce steel products, including value-added finished steel products for use mainly in the construction and industrial sectors. Ternium Mexico has finished steel annual production capacity of approximately 7.4 million tons.

Siderar. Siderar is the main integrated manufacturer of flat steel products in Argentina with total annual finished steel production capacity of approximately 2.7 million tons. The shareholders of Siderar as of March 31, 2014 are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Siderar Shareholders	Number	Percent
Ternium	2,752,808,188	60.94%
ANSeS	1,175,806,541	26.03%
Inversora Siderurgia Argentina S.A. (employees)	83,665,351	1.85%
Public	504,813,943	11.18%

Total shares issued and outstanding	4,517,094,023	100.00%

Ferrasa. Ferrasa is a flat steel products processor and distributor in Colombia and a scrap-based long steel manufacturer, with finished steel annual production capacity of approximately 480,000 tons. Ternium holds, since August 25, 2010, a 54% ownership interest in Ferrasa. The former controlling shareholders have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in Ferrasa, and Ternium has an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time beginning in August 25, 2012.

Tenigal. Tenigal is a company established in November 2010 for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. Ternium and Nippon Steel & Sumitomo hold 51% and 49% participations in Tenigal, respectively. Tenigal completed the construction of a hot dip galvanizing plant in the vicinity of Monterrey City, Mexico, which commenced production in the third quarter of 2013.

Once fully ramped –up, Tenigal will produce high grade and high quality galvanized and galvannealed automotive steel sheets, including outer panel and high strength qualities. For more information on the Tenigal project, see note 28(a) to our audited consolidated financial statements included elsewhere in this annual report.

Ternium Guatemala. Ternium Guatemala was formed as result of the merger of two subsidiaries of Grupo Imsa with assets located in Central America, Industria Galvanizadora S.A. and Industrias Monterrey S.A. Ternium Guatemala and its subsidiaries operate all of Ternium’s steel processing activities in Guatemala, Honduras, El Salvador, Nicaragua and Costa Rica. Ternium Guatemala and its subsidiaries produce hot-dip galvanized steel sheets and other value-added finished steel products for use mainly in the construction and industrial sectors. Ternium Guatemala has finished steel annual production capacity of 180,000 tons.

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

Ternium USA. Ternium USA operates Ternium’s steel processing activities in the United States and produces galvanized and color coated sheets in its Shreveport unit in Louisiana, United States. Ternium USA has a finished steel annual production capacity of 200,000 tons.

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

Other Investments

Usiminas. Usiminas is the largest flat steel producer in Brazil, with 9.5 million tons of crude steel capacity. It manufactures flat rolled steel, hot and cold rolled steel and coil, raw and crude steel, pig iron, heavy plates, galvanized sheets and slabs, and markets its products to the automobile, line pipe, civil construction, and electrical equipment manufacturing industries. Usiminas has iron ore mines in the Serra Azul region and industrial facilities in Ipatinga, Minas Gerais and in Cubatão, São Paulo, strategically located near the main consumers of steel in Brazil. In 2013, Usiminas shipped 6.2 million tons of steel products and 6.8 million tons of iron ore, and had net sales of BRL12.8 billion.

Usiminas is a publicly-traded company listed on the São Paulo stock exchange, BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros.

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments, together with Siderar (and Siderar’s wholly-owned Uruguayan subsidiary Prosid), and TenarisConfab, joined Usiminas’ existing control group through the acquisition of a total of 139.7 million ordinary shares of Usiminas, representing 27.7% (with 22.7% corresponding to Ternium and the remainder 5% corresponding to TenarisConfab) of Usiminas’ voting capital. As a result, Usiminas’ control group, which holds, in the aggregate, 322.7 million ordinary shares representing approximately 63.9% of Usiminas’ voting capital, is now formed as follows: Nippon Group (comprising Nippon Steel & Sumitomo, Mitsubishi and Metal One), which holds approximately 46.1% of the total shares held by the control group; Ternium/Tenaris Group (comprising Ternium Investments, Siderar, Prosid and TenarisConfab), which holds approximately 43.3% (with 35.6% corresponding to Ternium and the remainder 7.7% corresponding to Tenaris) of the total shares held by the control group; and Previdência Usiminas (Usiminas’ employee pension fund), which holds the remainder 10.6%.

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

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. alleging that, under applicable Brazilian laws and rules, they were required to launch a tag along tender offer to all minority holders of Usiminas ordinary shares. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the court decision, and the defendants filed their response to the appeal. There are currently no estimates as to when the court of appeals will issue its judgment. For further information related to this lawsuit, see Item 8. “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Techgen. Techgen is a joint venture company owned 30% by Tecpetrol, 22% by Tenaris and 48% by Ternium. Techgen will build and operate a power plant in the Pesquería area of the State of Nuevo León, Mexico, which will supply electricity to Ternium’s and Tenaris’s Mexican facilities.

D.	Property, Plants and Equipment

See “—B. Business Overview—Production Facilities and Processes” and “—B. Business Overview—Capital Expenditure Program.”

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

Overview

Ternium is a leading steel producer in Latin America. We manufacture and process a broad range of value-added steel products, including galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, hot-rolled products, cold-rolled products, bars and wire rods as well as slit and cut-to-length offerings through our service centers. Our customers range from large global companies to small businesses operating in the construction, automotive, home appliances, capital goods, container, food and energy industries.

Ternium has production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, as well as a network of service and distribution centers throughout Latin America that provide it with a strong position from which to serve its core markets. In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian steel market.

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

Ternium’s primary source of revenue is the sale of steel products. Management expects sales of steel products to continue to be Ternium’s primary source of revenue. The global market for such steel products is highly competitive, with the primary competitive factors being price, cost, product’s quality and customer service. The majority of Ternium’s sales are concentrated in the Americas. Specifically, Ternium’s largest markets are Mexico, Argentina and Colombia, where its main manufacturing facilities are located.

Ternium’s results are sensitive to economic activity and steel consumption. Ternium’s results of operations, which primarily depend on economic conditions in Mexico and Argentina, are also influenced by economic conditions in international and regional markets such as NAFTA, Mercosur and the Andean Community. Historically, annual steel consumption in the countries where Ternium operates has varied at a rate that is linked to the annual change in each country’s gross domestic product and per capita disposable income. The 2008 – 2009 global economic downturn resulted in an overall decreased demand for Ternium’s products. For example, apparent consumption of finished steel products decreased in 2009 by 15% in Mexico and 33% in Argentina. This economic downturn had a pronounced negative effect on Ternium’s business and results of operations in 2009. Subsequently, in 2010 – 2013, apparent steel consumption increased by 26% in Mexico, due mainly to the recovery of the industrial sector, and by 58% in Argentina, due to a broad recovery of economic activity. A protracted global recession or a depression would have a material adverse effect on the steel industry and Ternium.

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

Trends in the steel industry may also have an impact on Ternium’s results. In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially on downturn cycles, from substantial overcapacity. Currently, as a result of the 2008 – 2009 global downturn, the adverse economic conditions in Europe, a slowdown in China’s economic growth and the increase in steel production capacity in recent years, there is excess capacity in the global steel market that negatively affects the industry’s margins. Furthermore, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and current smaller competitors in the steel market could become larger competitors in the future. Intense competition could impact on Ternium’s share in certain markets and adversely affect its sales and revenue.

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

Ternium’s export revenues could be affected by trade restrictions and its domestic revenues could be affected by unfair competition from imports. During the second half of the 1990s, a period of strong oversupply, several antidumping measures were imposed in several countries in which Ternium operates (including Mexico and Argentina) to prevent foreign steel producers from dumping certain steel products in local markets. The recovery in global economic conditions during the 2003 – 2008 period helped normalize international steel trade conditions and, eventually, several countries reduced or eliminated protective measures established in prior years. However, a number of trade restrictions, both in Ternium’s local and export markets, remain in place. In the face of a protracted period of oversupply, countries may reestablish antidumping duties and/or other safeguards to protect their domestic markets. Ternium’s ability to profitably access the export markets may be adversely affected by trade restrictions, including antidumping duties and countervailing measures, in those markets. In addition, Ternium’s ability to sell some steel products in its principal markets could be affected by unfair competition from imports of those steel products from certain countries, if applicable trade regulations were not in force.

Changes in prevailing exchange rates had a significant impact on Ternium’s results in the past and, in the future, could impact results from subsidiaries with a functional currency other than the U.S. dollar. Prior to January 1, 2012, and in accordance with IFRS, Ternium’s subsidiaries in Mexico, Argentina and Colombia prepared financial statements in their local currencies and recorded foreign exchange results on their net non-local currency positions when their local currencies revaluated or devaluated to other currencies. However, effective as of January 1, 2012, the functional currency of our Mexican and Colombian subsidiaries changed to the U.S. dollar. Fluctuations in the local currencies against the U.S. dollar had, and in the case of the Argentine subsidiary, may also have in the future, an impact on Ternium’s results. In 2011, net foreign exchange result was a loss of USD236.1 million, which was primarily due to the impact of the Mexican peso’s 13% devaluation on Ternium Mexico’s U.S. dollar denominated debt. This non-cash result when measured in U.S. dollars was offset by changes in Ternium’s net equity position in the currency translation adjustment, or CTA, line, as the value of Ternium Mexico’s U.S. dollar-denominated debt was not affected by foreign currency fluctuation when stated in U.S. dollar terms in Ternium’s consolidated financial statements. Net foreign exchange result was a gain of USD7.1 million in 2012 and a gain of USD0.3 million in 2013, which had no impact on the Mexican peso’s fluctuation in those years on Ternium Mexico’s U.S. dollar denominated debt, due to the mentioned change of the functional currency of our Mexican subsidiaries to U.S. dollars, effective as of January 1, 2012. For information on the change in the functional currency of the Mexican subsidiaries, see “—Overview—Change in functional currency of Mexican subsidiaries.”

Changes in prevailing exchange rates have had an impact on Ternium’s comprehensive results in the past and could impact comprehensive results from subsidiaries and investments with a functional currency other than the U.S. dollar in the future. In accordance with IFRS, Ternium records currency translation adjustments in its consolidated statements of comprehensive income. These adjustments do not affect results but, instead, have an impact on net worth. Currency translation adjustments were a loss of USD503.3 million in 2013, a loss of USD425.4 million in 2012 and a loss of USD425.6 million in 2011. In 2013 and in 2012, these adjustments were mainly related to the effect of the Brazilian real devaluation on the U.S. dollar value of Ternium’s investment in Usiminas and the Argentine peso devaluation on the U.S. dollar value of Siderar’s assets; in 2011, they were mostly related to the effect of the Mexican peso devaluation on the U.S. dollar value of Ternium Mexico’s assets, as the functional currency of our Mexican subsidiary was still the Mexican peso in 2011. For information on the change in the functional currency of the Mexican subsidiaries, see “—Overview—Change in functional currency of Mexican subsidiaries.”

Ternium’s cash flows for 2011 and 2012 include non-recurring payments received in connection with the transfer of our interest in Sidor to Venezuela. On May 7, 2009, we completed the transfer of our entire 59.7% interest in Sidor to CVG. Ternium agreed to receive an aggregate amount of USD1.97 billion as compensation for its Sidor shares. Ternium received payments from CVG, including interest, totaling USD953.6 million, USD767.4 million, USD133.1 million and USD136.7 million in 2009, 2010, 2011 and 2012, respectively. With the last payment in October 2012, the pending dispute relating to the nationalization of Sidor was resolved. For more information on the Sidor nationalization process, see Item 4. “Information on the Company” —A.“History and Development of the Company.”

Reportable segments

Following the new internal organization and reporting used by our chief operating decision maker for making decisions, allocating resources and assessing performance, we determined to change our operating and reportable segments effective for the year ended December 31, 2012. See note 4(w) to our audited consolidated financial statements included elsewhere in this annual report. Following this decision, our former flat steel segment and long steel segment have been combined into our new “Steel” operating segment, and we report our mining activities as a separate “Mining” operating segment. Our financial results for the year ended December 31, 2011, as described under “—A. Results of Operations” below, are presented on the basis of our new operating and reportable segments, Steel and Mining.

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

Loss contingencies. Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD14.0 million and USD17.5 million as of December 31, 2013 and 2012, respectively.

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

As of December 31, 2013 and 2012, the Company recorded no allowance for net realizable value and USD47.8 million and USD66.1 million, respectively, as allowance for obsolescence.

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

Except as described below with respect to the impairment of our investment in Usiminas in 2012, none of the Company’s cash generating units (CGUs) were tested for impairment in 2013, 2012 or 2011 (other than on goodwill as described below), as no impairment indicators were identified. Based on the information currently available to us, as of the date of this annual report, the Company is not aware of any factors that would lead to the recognition of future impairment charges. Any such impairment charges could have a material adverse effect on Ternium’s results of operations, financial condition and net worth.

In connection with the investment in Usiminas, the Company performed an impairment test over such investment as of December 31, 2012, and subsequently wrote down the investment by USD275.3 million, to USD1.6 billion as of year-end 2012. This charge was recorded in the fourth quarter of 2012. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in Ternium’s forecast of long term iron ore prices that affected cash flow expectations. For further information on the Usiminas investment, see note 3 to our audited consolidated financial statements included elsewhere in this annual report. Any further write down to Ternium’s investment in Usiminas could have a material adverse effect on Ternium’s results of operations, financial condition and net worth.

Goodwill impairment test. Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator. Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the following accounting policy:

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

•

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium’s weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2013 the discount rate used to test goodwill allocated to the Mexico CGUs (of Steel and Mining) for impairment was 9.5%.

•

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

At December 31, 2013, 2012 and 2011, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill). Any future impairment charge could have a material adverse effect on Ternium’s results of operations, financial condition and net worth. For a discussion of the impairment of our investment in Usiminas, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2012 compared to Fiscal Year Ended December 31, 2011—Overview.”

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

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2013 and 2012, allowance for doubtful accounts totaled USD12.8 million and USD15.3 million, respectively.

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

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	2013 (1)	2012	2011 (2)	2010 (2)	2009 (2)
Selected consolidated income statement data

Continuing operations
Net sales	8,530,012	8,608,054	9,122,832	7,339,901	4,922,984
Cost of sales	(6,600,292)	(6,866,379)	(7,016,322)	(5,560,201)	(4,087,165)

Gross profit	1,929,720	1,741,675	2,106,510	1,779,700	835,819
Selling, general and administrative expenses	(843,311)	(809,181)	(839,362)	(738,304)	(526,615)
Other operating income (expenses), net	23,014	(11,881)	(11,495)	2,162	(20,557)

Operating income	1,109,423	920,613	1,255,653	1,043,558	288,647

Interest expense	(120,254)	(144,439)	(100,712)	(72,953)	(105,754)
Interest income	13,947	19,226	39,981	87,323	157,021
Other financial (expenses) income, net	(29,168)	3,581	(239,691)	114,867	81,336
Equity in (losses) earnings of non-consolidated companies	(31,609)	(346,833)	10,137	12,867	7,249

Income before income tax expense	942,339	452,148	965,368	1,185,662	428,499
Income tax expense	(349,426)	(261,227)	(312,555)	(406,191)	(89,398)

Income from continuing operations	592,913	190,921	652,813	779,470	339,101

Discontinued operations (3)
Income from discontinued operations	—	—	—	—	428,023

Profit for the year	592,913	190,921	652,813	779,470	767,124

Attributable to:
Equity holders of the Company	455,425	142,043	517,668	622,076	717,400
Non-controlling interest	137,488	48,878	135,145	157,394	49,724

Profit for the year	592,913	190,921	652,813	779,470	767,124

Depreciation and amortization	377,133	370,855	395,988	374,201	374,815
Weighted average number of shares outstanding (4)	1,963,076,776	1,963,076,776	1,968,327,917	2,004,743,442	2,004,743,442

Basic earnings per share (expressed in USD per share) for profit: (5) (6)
From continuing operations attributable to the equity holders of the Company	0.23	0.07	0.26	0.31	0.15
From discontinued operations attributable to the equity holders of the Company	—	—	—	—	0.21
For the year attributable to the equity holders of the Company	0.23	0.07	0.26	0.31	0.36
Dividends per share	0.075 (7)	0.065	0.075	0.075	0.050
Dividends per share (expressed in EUR)	0.054 (7)	0.050	0.057	0.052	0.041

Note:	Certain comparative amounts for 2012, 2011 and 2010 have been restated to reflect the adoption of revised IAS 19 in connection with post-employment benefits. For additional information, see note 22(i) to our audited consolidated financial statements included elsewhere in this annual report.
(1)	Starting on January 1, 2013, Consorcio Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts for the years ended December 31, 2012, 2011, 2010 and 2009 show them as investments in non-consolidated companies and their results are included within “Equity in (losses) earnings of non-consolidated companies” in the consolidated income statement. For further information on these changes, see note 14 to our audited consolidated financial statements included elsewhere in this annual report.
(2)	Ternium changed prospectively the functional currency of its Mexican subsidiaries to the U.S. dollar, effective as of January 1, 2012. For the periods ended December 31, 2011, 2010 and 2009 the functional currency for the Company’s Mexican subsidiaries was the Mexican peso. For further information on this change see note 4(b)(1) to our audited consolidated financial statements included elsewhere in this annual report.
(3)	Discontinued Operations include the results of Sidor, a Venezuelan subsidiary nationalized in April 2009, through the second quarter of 2009. For more information on the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company.”
(4)	Of the 2,004,743,442 shares issued as of December 31, 2013, Ternium held 41,666,666 through its wholly-owned subsidiary Ternium International Inc. and such shares were not considered outstanding for purposes of the calculation of the weighted average number of shares. For further information related to the repurchase of shares in 2011, see note 29 to our audited consolidated financial statements included elsewhere in this annual report.
(5)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement includes the portion attributable to non-controlling interest. Basic earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(6)	Diluted earnings per share (expressed in USD per share), equals basic earnings per share.
(7)	Reflects dividend proposal for the year ended December 31, 2013, which has been submitted to the shareholders for a vote at the annual general shareholders’ meeting to be held on May 7, 2014.

In thousands U.S. dollars	At December 31,
(except number of shares and per share data)	2013	2012	2011	2010	2009
Selected consolidated balance sheet data

Non-current assets	7,153,162	7,211,371	5,195,688	5,600,608	5,287,744
Property, plant and equipment, net	4,708,895	4,438,117	3,969,187	4,203,685	3,983,887
Other non-current assets (1)	2,444,267	2,773,254	1,226,501	1,396,923	1,303,857
Current assets	3,219,462	3,655,628	5,547,374	5,499,306	5,014,144
Cash and cash equivalents	307,218	560,307	2,158,044	1,779,294	2,093,800
Other current assets (2)	2,894,474	3,083,303	3,378,956	3,710,050	2,911,099
Non-current assets classified as held for sale	17,770	12,018	10,374	9,961	9,246

Total assets	10,372,624	10,866,999	10,743,062	11,099,914	10,301,888

Capital and reserves attributable to the Company’s equity holders (3)	5,340,035	5,369,183	5,711,495	5,833,246	5,296,342
Non-controlling interest	998,009	1,065,730	1,077,055	1,127,526	964,897

Non-current liabilities	2,185,421	2,306,640	1,975,129	2,583,032	2,860,775

Borrowings	1,204,880	1,302,753	948,495	1,426,574	1,787,204
Deferred tax liabilities	605,883	657,211	719,061	847,044	848,215
Other non-current liabilities	374,658	346,676	307,573	309,414	225,356

Current liabilities	1,849,159	2,125,446	1,979,383	1,556,110	1,179,874

Borrowings	797,944	1,121,610	1,047,641	513,083	538,832
Other current liabilities	1,051,215	1,003,836	931,742	1,043,028	641,042

Total liabilities	4,034,580	4,432,086	3,954,512	4,139,142	4,040,649
Total equity and liabilities	10,372,624	10,866,999	10,743,062	11,099,914	10,301,888

Number of shares (3)	1,963,076,776	1,963,076,776	1,963,076,776	2,004,743,442	2,004,743,442

(1)	As of December 31, 2013, 2012, 2011, 2010 and 2009, includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of USD662.3 million, USD663.8 million, USD663.8 million, USD750.1 million and USD708.6 million, respectively.
(2)	As of December 31, 2013, 2012, 2011, 2010 and 2009, includes financial assets with maturity of more than three months for a total amount of USD169.5 million, USD160.8 million, USD281.7 million, USD848.4 million and USD46.8 million, respectively.
(3)	The Company’s share capital as of December 31, 2013, 2012, 2011, 2010 and 2009 was represented by 2,004,743,442 shares, par value USD1.00 per share, for a total amount of USD2,004.7 million. Of the 2,004,743,442 shares, as of December 31, 2013, Ternium held 41,666,666 through its wholly-owned subsidiary Ternium International Inc. For further information related to the repurchase of shares in 2011, see note 29 to our audited consolidated financial statements included elsewhere in this annual report.

Fiscal Year Ended December 31, 2013 compared to Fiscal Year Ended December 31, 2012

Overview

Apparent steel use in Mexico decreased 9.0% year-over-year to approximately 18.6 million tons in 2013, mainly as a consequence of a struggling construction sector. Mexico’s GDP increased 1.1% year-over-year, evidencing a slowdown in economic activity versus the prior year. In Argentina, apparent steel use increased 2.8% year-over-year to approximately 5.1 million tons, following a recovery in activity in the construction, agricultural and automotive sectors. In Colombia, apparent steel use increased 1.1% year-over-year to approximately 3.5 million tons in 2013. GDP continued expanding at a solid pace, with positive performance at each of the different steel consuming sectors.

Ternium’s operating income in 2013 was USD1.1 billion, 21% higher than in 2012 mainly due to higher operating margin and a 220,000 ton increase in steel shipments, as well as higher iron ore shipments to third parties as a result of the proportional consolidation in 2013 of Consorcio Peña Colorada’s mining operations. Operating margin in 2013 increased principally due to a lower operating cost per ton, which resulted mainly from a lower cost of purchased slabs and raw materials, partially offset by lower steel revenue per ton in Mexico and Other Markets. Operating cost per ton is equal to cost of sales plus selling, general and administrative expenses, divided by steel shipments expressed in tons.

Ternium’s net income in 2013 was USD592.9 million, USD402.0 million higher than net income in 2012, mainly due to a USD328.6 million better result related to the investment in Usiminas, which in 2012 included a USD275.3 million impairment charge, and a USD188.8 million higher operating income, partially offset by higher net financial expenses and higher net income tax expenses.

Net Sales

Net sales in 2013 were USD8.5 billion, 1% lower than net sales in 2012, mainly as a result of lower steel products sales in Mexico and Other Markets, partially offset by higher steel products sales in the Southern Region and higher iron ore sales to third parties. The following table shows Ternium’s total consolidated net sales for 2013 and 2012:

	Net sales (million USD)
	2013	2012	Dif.
Mexico	4,230.1	4,457.3	-5%
Southern Region	2,944.7	2,737.4	8%
Other Markets	1,251.2	1,377.2	-9%

Total steel products consolidated net sales	8,426.0	8,572.0	-2%
Other products (1)	33.9	29.2	16%

Total steel segment net sales	8,459.9	8,601.1	-2%

Total mining segment net sales	386.5	190.7	103%

Intersegment eliminations	(316.4)	(183.8)

Total consolidated net sales	8,530.0	8,608.1	-1%

(1)	The item “Other products” primarily includes pig iron and pre-engineered metal building systems.

Cost of sales

Cost of sales was USD6.6 billion in 2013, a decrease of USD266.1 million compared to 2012. This decrease was principally due to a USD371.4 million, or 7%, decrease in raw material and consumables used, mainly reflecting a decrease in raw material and purchased slabs costs, partially offset by a 3% increase in steel shipment volumes and higher energy costs; and a USD105.3 million increase in other costs, including a USD56.1 million increase in labor cost and a USD52.7 million increase in maintenance expenses.

Selling, general and administrative expenses

Selling, general and administrative (SG&A) expenses in 2013 were USD843.3 million, or 9.9% of net sales, an increase of USD34.1 million compared to 2012, mainly including higher taxes and contributions (other than income tax), labor expenses and freight and transportation expenses, partially offset by lower services and fees expenses.

Operating income

Operating income in 2013 was USD1.1 billion, or 13.0% of net sales, compared to operating income of USD920.6 million, or 10.7% of net sales, in 2012. The following table shows Ternium’s operating income by segment for 2013 and 2012:

In millions of U.S. dollars	Steel segment		Mining segment		Intersegment eliminations		Total
	2013	2012	2013	2012	2013	2012	2013	2012

Net Sales	8,459.9	8,601.1	386.5	190.7	(316.4)	(183.8)	8,530.0	8,608.1
Cost of sales	(6,645.2)	(6,909.5)	(268.3)	(132.8)	313.2	175.9	(6,600.3)	(6,866.4)
SG&A expenses	(820.3)	(804.7)	(23.0)	(4.5)	—	—	(843.3)	(809.2)
Other operating income (expenses), net	23.1	(12.3)	(0.1)	0.4	—	—	23.0	(11.9)
Operating income	1,017.5	874.6	95.1	53.8	(3.2)	(7.9)	1,109.4	920.6

Steel reporting segment

The Steel segment’s operating income was USD1.0 billion in 2013, an increase of USD142.8 million compared to 2012, reflecting lower operating cost partially offset by lower net sales.

Net sales of steel products in 2013 decreased 2% compared to 2012, reflecting a USD40 decrease in revenue per ton, mainly due to lower steel prices in Mexico and Other Markets. Shipments increased 220,000 tons compared to 2012, or 3%, mainly due to higher sales volume in the Southern Region and Mexico.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2013	2012	Dif.	2013	2012	Dif.	2013	2012	Dif.
Mexico	4,230.1	4,457.3	-5%	4,984.9	4,952.4	1%	849	900	-6%
Southern Region	2,944.7	2,737.4	8%	2,633.1	2,444.5	8%	1,118	1,120	0%
Other Markets	1,251.2	1,377.2	-9%	1,370.3	1,371.2	0%	913	1,004	-9%
Total steel products	8,426.0	8,572.0	-2%	8,988.4	8,768.2	3%	937	978	-4%
Other products (1)	33.9	29.2	16%
Total steel segment	8,459.9	8,601.1	-2%

(1)	The item “Other products” primarily includes pig iron and pre-engineered metal building systems.

Operating cost decreased 3%, due to a 6% decrease in operating cost per ton, partially offset by a 3% increase in shipment volumes. The decrease in operating cost per ton was mainly due to lower raw material and purchased slabs costs, partially offset by higher energy costs, maintenance expenses and labor costs.

Mining reporting segment

Net sales of mining products in 2013 were 103% higher than in 2012. Shipments were 4.2 million tons, 128% higher than in 2012, and revenue per ton was USD91, 11% lower than in 2012. The year-over-year differences were mainly due to the change in accounting treatment of Consorcio Peña Colorada, which began to be proportionally consolidated effective January 1, 2013.

	Mining segment
	2013	2012	Dif.
Net Sales (million USD)	386.5	190.7	103%
Shipments (thousand tons)	4,243.0	1,862.6	128%
Revenue per ton (USD/ton)	91	102	-11%

The Mining segment’s operating income was USD95.1 million in 2013, an increase of USD41.3 million compared to 2012, mainly reflecting the proportional consolidation of Consorcio Peña Colorada’s mining operations in 2013.

Net financial results

Net financial results were a USD135.5 million loss in 2013, compared with a USD121.6 million loss in 2012. During 2013, Ternium’s net interest results totaled a loss of USD106.3 million, USD18.9 million lower than in 2012, reflecting lower indebtedness and weighted average interest rates.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies was a loss of USD31.6 million in 2013, compared to a loss of USD346.8 million in 2012, which included a write-down of Ternium’s investment in Usiminas of USD275.3 million.

Income tax expense

Income tax expense in 2013 was USD349.4 million, or 37% of income before income tax expense, compared with an income tax expense of USD261.2 million in 2012, or 58% of income before income tax expense. Income tax expense in 2013 included a deferred income tax charge of USD24.0 million related to the introduction of a new withholding tax on dividend distributions in Argentina and other charges mostly related to the effects of the 2014 Mexican tax reform package. The effective tax rate for 2012 was impacted by losses stemming from the investment in Usiminas (including the above mentioned write-down) that were recorded in 2012 and reduced Ternium’s taxable income in that year.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interest in 2013 was USD137.5 million, compared to USD48.9 million in 2012, mainly due to a higher result attributable to non-controlling interest in Siderar.

Fiscal Year Ended December 31, 2012 compared to Fiscal Year Ended December 31, 2011

Overview

Apparent steel use in Mexico increased 11.6% year-over-year in 2012 to approximately 20.4 million tons, as a result of an expansion in key steel consuming sectors such as construction and automotive. Mexico’s GDP increased 3.8% year-over-year, reflecting a broad-based increase in activity. In Argentina, apparent steel use decreased 7.7% year-over-year in 2012 to approximately 4.9 million tons, in a period characterized by lower activity levels, particularly in the automotive and agricultural sectors, as the country’s growth pace was reduced to a 1.9% year-over-year GDP expansion. In Colombia apparent steel use increased 8.9% year-over-year in 2012 to approximately 3.5 million tons, with the construction and industrial sectors exhibiting strong performance in 2012, and reflecting a broad-based increase in activity, as GDP grew 4.1% year-over-year.

Ternium’s operating income in 2012 was USD920.6 million, USD335.0 million lower than in 2011, mainly as a result of a USD43 reduction in steel revenue per ton, partially offset by a slight decrease in steel operating cost per ton. Operating cost per ton is equal to cost of sales plus selling, general and administrative expenses, divided by shipments expressed in tons.

In accordance with IFRS guidance, Ternium performed an impairment test of its investment in Usiminas and subsequently wrote down such investment by USD275.3 million. See “—Overview—Useful Lives and Impairment of Property, Plant, Equipment and Other Long-lived Assets.” In 2012, Ternium’s investment in Usiminas, which is accounted for under the equity method, contributed a total loss of USD363.9 million, reflected in net income, mainly as a result of the above mentioned impairment, a USD51.5 million depreciation related to the difference between the fair value and book value of fixed assets, and a USD37.1 million loss from net losses in the year. In addition, Ternium’s investment in Usiminas contributed to a USD282.7 million currency translation adjustment loss recorded in the consolidated statements of comprehensive income, related to the devaluation of the Brazilian real. The book value of Usiminas, as reflected in Ternium’s financial statements, decreased from USD2.2 billion as of January 16, 2012, to USD1.6 billion as of December 31, 2012. For further information on the Usiminas investment, see note 3 to our audited consolidated financial statements included elsewhere in this annual report. Any further write down to Ternium’s investment in Usiminas could have a material adverse effect on Ternium’s results, financial condition and net worth. See Item 3. “Key Information—D. Risk Factors—Risks Relating to our Business.”

Ternium’s net income in 2012 was USD190.9 million, a decrease of USD461.9 million year-over-year, mainly due to a USD363.9 million loss related to our investment in Usiminas, partially offset by a USD178.8 million lower net financial expense and a consequently lower income tax expense. The change in net financial results was principally attributable to lower net foreign exchange non-cash losses following the change in the functional currency of Ternium’s Mexican subsidiaries, effective as of January 1, 2012, as there was no impact of the Mexican peso fluctuation on Ternium’s Mexican subsidiaries’ U.S. dollar denominated debt in 2012, partially offset by higher net interest expenses due to a higher net indebtedness in 2012.

Net Sales

Net sales were USD8.6 billion in 2012, 6% lower than net sales in 2011, reflecting a decrease in net sales across all regions. The following table shows Ternium’s total consolidated net sales for 2012 and 2011:

	Net sales (million USD)
	2012	2011	Dif.
Mexico	4,457.3	4,501.8	-1%
Southern Region	2,737.4	2,962.3	-8%
Other Markets	1,377.2	1,545.8	-11%

Total steel products consolidated net sales	8,572.0	9,009.9	-5%
Other products (1)	29.2	49.0	-40%

Total steel segment net sales	8,601.1	9,058.9	-5%

Total mining segment net sales	190.7	213.2	-11%

Intersegment eliminations	(183.8)	(149.3)

Total consolidated net sales	8,608.1	9,122.8	-6%

(1)	The item “Other products” primarily includes pig iron and pre-engineered metal building systems.

Cost of sales

Cost of sales was USD6.9 billion in 2012, a decrease of USD149.9 million, or 2%, compared to 2011. The decrease was due to a USD195.7 million, or 3%, decrease in raw material and consumables used, mainly reflecting a reduction in raw material costs and lower sales volumes, partially offset by a USD45.7 million increase in other costs, including a USD55.3 million increase in maintenance expenses, a USD20.3 million increase in labor costs, a USD13.0 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, and a USD9.6 million decrease in services and fees expenses.

SG&A expenses

SG&A expenses in 2012 were USD809.2 million, or 9.4% of net sales, a decrease of USD30.2 million compared to 2011, mainly due to a USD12.1 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, a USD10.7 million decrease in maintenance expenses, a USD6.5 million decrease in freight and transportation expenses and a USD6.1 million decrease in tax expenses (other than income tax), partially offset by a USD6.9 million increase in labor expenses.

Operating income

Operating income in 2012 was USD920.6 million, or 11% of net sales, compared to operating income of USD1.3 billion, or 14% of net sales, in 2011. The following table shows Ternium’s operating income by segment for 2012 and 2011:

In millions of U.S. dollars	Steel segment		Mining segment		Intersegment eliminations		Total
	2012	2011	2012	2011	2012	2011	2012	2011

Net Sales	8,601.1	9,058.9	190.7	213.2	(183.8)	(149.3)	8,608.1	9,122.8
Cost of sales	(6,909.5)	(6,996.9)	(132.8)	(164.3)	175.9	144.9	(6,866.4)	(7,016.3)
SG&A expenses	(804.7)	(833.4)	(4.5)	(5.9)	—	—	(809.2)	(839.4)
Other operating (expenses) income, net	(12.3)	(10.8)	0.4	(0.7)	—	—	(11.9)	(11.5)
Operating income	874.6	1,217.9	53.8	42.3	(7.9)	(4.5)	920.6	1,255.7

Steel reporting segment

The steel segment’s operating income was USD874.6 million in 2012, a decrease of USD343.2 million compared to 2011, reflecting lower sales, partially offset by slightly lower operating cost.

Sales of steel products in 2012 decreased 5% compared to 2011, reflecting a USD43 or 4% decrease in revenue per ton mainly due to lower steel prices in Mexico, and a 55,000 ton or 1% decrease in total shipments mainly as a result of lower sales volume in the Southern Region and Other Markets, partially offset by higher shipments in Mexico.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2012	2011	Dif.	2012	2011	Dif.	2012	2011	Dif.
Mexico	4,457.3	4,501.8	-1%	4,952.4	4,683.2	6%	900	961	-6%
Southern Region	2,737.4	2,962.3	-8%	2,444.5	2,635.3	-7%	1,120	1,124	0%
Other Markets	1,377.2	1,545.8	-11%	1,371.2	1,505.0	-9%	1,004	1,027	-2%
Total steel products	8,572.0	9,009.9	-5%	8,768.2	8,823.6	-1%	978	1,021	-4%
Other products (1)	29.2	49.0	-40%
Total steel segment	8,601.1	9,058.9	-5%

(1)	The item “Other products” primarily includes pig iron and pre-engineered metal building systems.

Operating cost decreased 1%, reflecting a 1% decrease in total shipments and a relatively stable operating cost per ton as higher maintenance expenses and labor costs were partially offset by lower raw material costs, a decrease in depreciation of property, plant and equipment and amortization of intangible assets, and a decrease in services and fees expenses.

Mining reporting segment

The mining segment’s operating income was USD53.8 million in 2012, an increase of USD11.6 million compared to 2011, reflecting lower operating costs, partially offset by lower sales. Sales of mining products in 2012 decreased 11% compared to 2011, mainly due to lower iron ore export volumes.

	Mining segment
	2012	2011	Dif.
Net Sales (million USD)	190.7	213.2	-11%
Shipments (thousand tons)	1,862.6	2,050.5	-9%
Revenue per ton (USD/ton)	102	104	-2%

Operating cost decreased 19%, reflecting a 9% decrease in shipments and an 11% decrease in operating cost per ton. The decrease in cost per ton in 2012 was mainly the result of a lower participation of the iron ore trading activities in the sales mix, partially offset by higher production costs (including higher purchases of third parties’ ore for processing, and higher freight costs and mining fees).

Net financial results

Net financial results were a USD121.6 million loss in 2012, compared to a USD300.4 million loss in 2011.

In 2012, Ternium’s net interest expense totaled a USD125.2 million loss, an increase of USD64.5 million from the net interest expense in 2011, mainly reflecting higher net indebtedness and weighted average cost of debt.

Net foreign exchange result was a gain of USD7.1 million in 2012, compared to a loss of USD236.1 million in 2011. The 2011 loss was primarily due to the impact of the Mexican peso’s 13.1% devaluation on Ternium’s Mexican subsidiaries’ U.S. dollar denominated debt. The 2011 non-cash result was offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s U.S. dollar denominated debt was not altered by the Mexican peso’s fluctuation when stated in U.S. dollars in Ternium’s consolidated financial statements. These losses did not recur in 2012 as Ternium’s Mexican subsidiaries adopted the U.S. dollar as their functional currency on January 1, 2012.

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

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies was a loss of USD346.8 million in 2012, compared to a gain of USD10.1 million in 2011. Equity in results of non-consolidated companies in 2012 included a USD363.9 million loss related to Ternium’s investment in Usiminas partially offset by a USD14.1 million gain related to the Company’s participation in Consorcio Peña Colorada. Such loss included the previously mentioned USD275.3 million impairment, a USD51.5 million depreciation of the difference between the fair value and book value of net assets and a USD37.1 million loss from Usiminas’ net losses in the year.

Income tax expense

Income tax expense in 2012 was USD261.2 million, or 58% of income before income tax expense, compared with an income tax expense of USD312.6 million in 2011, or 32% of income before income tax expense. The effective tax rate in 2012 increased mainly as a result of losses related to the Company’s investment in Usiminas, as most of such losses did not generate tax credits.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests in 2012 was USD48.9 million, compared to USD135.1 million in 2011, mainly due to a lower result attributable to non-controlling interest in Siderar, partially offset by a higher result attributable to non-controlling interest in Ternium Mexico.

Foreign Currency Fluctuations

See Item 11. “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Exposure Risk.”

Governmental Economic, Fiscal, Monetary or Political Policies or Factors

See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate.”

B.	Liquidity and Capital Resources

We obtain funds from our operations, as well as from short-term and long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, as well as our acquisitions (for further information on capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program”). In addition, during 2011 and 2012, we had total cash inflows of USD269.8 million in connection with compensation payments for the nationalization of our participation in Sidor. For more information on the Sidor nationalization process, see Item 4. “Information on the Company—History and Development of the Company.” We hold money market investments, time deposits and variable-rate or fixed-rate securities, a majority of which are obligations of investment grade issuers. Our gross financial indebtedness remained relatively stable in the 2011-2013 period, increasing slightly from USD1.9 billion at the end of 2010 to USD2.0 billion at the end of 2013. In April 2011, we successfully negotiated an extension of the maturities under Ternium Mexico’s 2007 syndicated loan facility, pursuant to which the maturity date of USD803 million of principal, originally maturing in July 2012, was extended until July 2014. In November 2013, Ternium Mexico successfully negotiated a new USD800 million syndicated loan facility maturing in November 2018. In addition, the Company fully prepaid during 2013 its syndicated loan maturing in January 2017. See note 24 to our audited consolidated financial statements included elsewhere in this annual report for further information. During the first quarter of 2012, we invested USD2.2 billion in the purchase of Ternium’s stake in Usiminas. For further information on the Usiminas transaction, see note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Management believes that funds from operations will be sufficient to satisfy our current working capital needs and service our debt in the foreseeable future. Ternium has not negotiated additional committed credit facilities. However, Ternium has negotiated non-committed credit facilities and management believes it has adequate access to the credit markets. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

The following table shows the changes in our cash and cash equivalents for each of the periods indicated below:

	For the year ended December 31,
In thousands of U.S. dollars	2013	2012	2011
Net cash provided by operating activities	1,092,174	1,055,092	622,370
Net cash (used in) provided by investing activities	(883,708)	(2,994,747)	145,991
Net cash (used in) provided by financing activities	(465,147)	348,200	(364,570)

(Decrease) increase in cash and cash equivalents	(256,681)	(1,591,454)	403,791
Effect of exchange rate changes	(8,635)	(6,283)	(25,043)

Initial cash of Consorcio Peña Colorada and Exiros (1)	12,227	—	—
Cash and cash equivalents at the beginning of the year	560,307	2,158,044	1,779,295

Cash and cash equivalents at the end of the year (2)	307,218	560,307	2,158,043

(1)	Starting on January 1, 2013, Consorcio Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts show them as investments in non-consolidated companies and their results are included within “Equity in earnings (losses) of non-consolidated companies” in the consolidated income statement.
(2)	In addition, at December 31, 2011, 2012 and 2013, Ternium had USD281.7 million, USD160.8 million and USD169.5 million of other current investments with maturities of more than three months, respectively, and USD0.2 million, USD0.9 million and USD0.9 million in restricted cash, respectively.

Fiscal Year Ended December 31, 2013 compared to Fiscal Year Ended December 31, 2012

Overview

During 2013, Ternium’s primary source of funding was net cash provided by operating activities and its own cash reserves. Cash and cash equivalents as of December 31, 2013 were USD307.2 million, a USD253.1 million decrease from USD560.3 million at the end of the previous year. The decrease is mainly attributable to net cash used in investing activities of USD883.7 million and net cash used in financing activities of USD465.1 million, partially offset by net cash provided by operating activities of USD1.1 billion.

In addition to cash and cash equivalents, as of December 31, 2013, we held other investments with maturity of more than three months for a total amount of USD169.5 million, increasing USD1.8 million compared to December 31, 2012.

Operating activities

Net cash provided by operating activities was USD1.1 billion in 2013 similar to that of 2012, including a decrease in working capital of USD114.6 million in 2013 and of USD23.5 million in 2012.

The decrease in working capital during 2013 was the result of an aggregate USD137.1 million decrease in trade and other receivables and an aggregate USD93.3 million increase in accounts payable and other liabilities, partially offset by a USD115.8 million increase in inventories, as shown in the table below.

	Change in inventory Dec’13 / Dec’12
	(in millions of USD)
	Price	Volume	Total
Finished goods	(3.6)	(48.9)	(52.5)
Goods in process	21.8	64.3	86.0
Raw materials, supplies and allowances	107.1	(24.7)	82.3

Total	125.2	(9.4)	115.8

Investing activities

Net cash used in investing activities in 2013 was USD883.7 million, compared to net cash used in investing activities of USD3.0 billion in 2012. This change was primarily attributable to the following:

•	in 2012, Ternium acquired a participation in the control group of Usiminas for a total consideration of USD2.2 billion; and

•	a decrease of USD139.3 million in capital expenditures (from USD1.0 billion in 2012 to USD883.3 million in 2013); partially offset by

•	a decrease of USD136.7 million in the proceeds from the Sidor financial asset arising from the nationalization of that company, as the payments received in 2012 cancelled the outstanding amount.

Financing activities

Net cash used in financing activities was USD465.1 million in 2013, compared to net cash provided by financing activities of USD348.2 million in 2012. This change was primarily attributable to the following:

•	a net repayment of borrowings of USD270.8 million in 2013, compared to net proceeds from borrowings of USD469.7 million in 2012, for a net year-over-year change of 740.5 million; and

•	an increase of USD50.8 million in dividends paid in cash by subsidiary companies (from USD15.9 million in 2012 to USD66.7 million in 2013).

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

In addition to cash and cash equivalents, as of December 31, 2012, we held other investments with maturity of more than three months for a total amount of USD167.7 million, a decrease of USD127.9 million compared to December 31, 2011.

Operating activities

Net cash provided by operating activities was USD1.1 billion in 2012, compared to USD622.4 million in 2011, a year-over-year increase of USD432.7 million, mainly related to a decrease in working capital of USD23.5 million in 2012, compared to an increase in working capital of USD399.3 million in 2011.

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

	Change in inventory Dec’12 / Dec’11
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

Principal Sources of Funding

Funding Policies

Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. While Ternium currently does not have committed credit facilities available for borrowing, management believes that it could have access to external borrowing in case of any shortfalls or specific needs. We obtain financing primarily in U.S. dollars, Argentine pesos and Colombian pesos. Whenever feasible, management bases its financing decisions, including the election of currency, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For further information on our financial risk management, see note 32 to our audited consolidated financial statements included elsewhere in this annual report.

Financial Liabilities

Our financial liabilities consist of loans with financial institutions and some pre-accorded overdraft transactions. As of December 31, 2013, these facilities were mainly denominated in U.S. dollars (77.0% of total financial liabilities), Argentine pesos (15.7% of total financial liabilities) and Colombian pesos (6.2% of total financial liabilities). Total financial debt (inclusive of principal and interest accrued thereon) decreased by USD421.5 million in the year, from USD2.4 billion as of December 31, 2012, to USD2.0 billion as of December 31, 2013, mainly due to the repayment of principal and interest on borrowings related to prior acquisitions and the decrease in short term borrowings, partially offset by the proceeds from Ternium Mexico’s new USD800.0 million syndicated loan due in November 2018. As of December 2013, current borrowings were 39.8% of total borrowings, none of which corresponded to borrowings with related parties.

The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

In thousands of U.S. dollars	2013	2012	2011
Borrowings with related parties	—	—	12,182
Bank borrowings (1)	2,002,824	2,424,363	1,983,954

Total borrowings	2,002,824	2,424,363	1,996,136

(1)	Net of debt issuance costs

The weighted average interest rates at December 31, 2013, 2012 and 2011 shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of those instruments at December 31, 2013, 2012 and 2011, respectively, after giving effect to derivative financial instruments used to mitigate interest rate risk.

	2013	2012	2011

Bank borrowings	4.89%	5.99%	5.13%

As of December 31, 2013, the maturities of our financial liabilities were as follows:

In thousands of U.S. dollars	1 Year	1 - 2	2 - 3	3 - 4	4 - 5	Over 5
At December 31, 2013	or less	Years	Years	Years	Years	Years	Total
Borrowings (1)(2)	797,944	305,731	337,870	238,049	223,426	99,804	2,002,824

Total borrowings	797,944	305,731	337,870	238,049	223,426	99,804	2,002,824

(1)	Borrowings are bank borrowings with third parties. See “—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”
(2)	Net of debt issuance costs.

For information on our derivative financial instruments, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk” and note 23 to our audited consolidated financial statements included elsewhere in this annual report.

Most Significant Borrowings

Our most significant borrowings as of December 31, 2013, were those incurred under two of Ternium Mexico’s syndicated loan facilities: a 2013 loan intended to improve the company’s debt profile and a 2007 loan related to the Grupo Imsa transaction in July 2007; and under Tenigal’s syndicated loan facility, in order to finance the construction of its recently inaugurated hot-dipped galvanizing mill in Pesquería, Mexico.

In Millions of U.S. dollars

Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2013	Maturity
July 2007	Ternium Mexico	Syndicated loan	3,485.0	301.5	July 2014
November 2013	Ternium Mexico	Syndicated loan	800.0	800.0	November 2018
2012/2013	Tenigal	Syndicated loan	200.0	200.0	July 2022

On April 6, 2011, Ternium Mexico refinanced USD800 million of the final installment of the 2007 loan, extending its maturity from July 2012 to July 2014. Of the refinanced amount, during 2013 Ternium Mexico paid two semi-annual installments and prepaid USD100.0 million. For a description of the refinancing, see note 24 to our audited consolidated financial statements included elsewhere in this annual report.

The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale or other dispositions of certain material assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio).

As of December 31, 2013, we were in compliance with all covenants under our loan agreements. For further information on our derivative financial instruments, borrowings and commitments, see notes 23, 24, 25 and 32 to our audited consolidated financial statements included elsewhere in this annual report.

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

The following table summarizes our contractual obligations at December 31, 2013, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

In millions of U.S. dollars	Payments Due by Period as of December 31, 2013
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Borrowings (1)	2,002.8	797.9	643.6	461.5	99.8
Estimated interest payments (2)	113.7	54.4	44.5	12.7	2.0
Purchase obligations (3)	1,489.2	279.4	336.2	224.6	648.9
Post-employment termination obligations	291.8	20.8	40.1	39.3	191.7

Total Contractual Obligations	3,897.5	1,152.6	1,064.4	738.1	942.4

(1)	Borrowings are bank borrowings with third parties. See “—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”
(2)	In calculating estimated interest payments for our borrowings that bear interest at a floating rate, we use the variable rates in effect in the current interest period, and assume that such rate is fixed over the period(s) measured.
(3)	Purchase obligations include mainly electric power, raw materials, oxygen, nitrogen, argon, equipment and steam.

G.	Recent Developments

Annual Dividend Proposal

On February 19, 2014, the Company’s board of directors proposed that an annual dividend of USD0.075 per share (USD0.75 per ADS), or approximately USD150.4 million in the aggregate, be approved at the Company’s annual general shareholders’ meeting, which is scheduled to be held on May 7, 2014. If the annual dividend is approved, it will be paid on May 16, 2014.

New commitment with Ferrocarril Mexicano, S.A. de C.V.

Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium Mexico and Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. Ternium Mexico’s total investment commitment would amount to approximately USD17.4 million, while Ferromex’s would amount to approximately USD6.1 million. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200 metric tons per month in any six-month period. In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

Update on the commitment with Iberdrola

On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola, a Mexican subsidiary of Iberdrola Energía, S.A., for the supply to four of Ternium Mexico’s plants of a contracted electrical demand of 111.2 MW. Iberdrola currently supplies approximately 23% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD750 thousand per MW of the 111.2 MW contracted capacity, resulting over time in a total value of USD83.4 million. In addition, Iberdrola agreed to recognize to Ternium México USD15 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 2 years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

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

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2013, the Company’s board of directors met six times. A majority of the members of the board of directors in office present or represented at each board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

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

Within the limits of applicable law, the board of directors of the Company may appoint any or all members of the board of directors as the Company’s attorney-in-fact, delegating to such director or directors any management powers to the extent the board of directors may deem appropriate. In addition, the board of directors may delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided that such delegation shall be subject to prior authorization by the general shareholders’ meeting. On September 14, 2005, following the requisite authorization at the general shareholders’ meeting, the board of directors delegated such day-to-day management and authority to Daniel Agustín Novegil. On May 2, 2013, the Company’s annual general shareholders’ meeting re-elected Ubaldo José Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Pedro Pablo Kuczynski, Adrián Lajous Vargas, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustín Novegil as members of the board of directors to serve until the next annual shareholders’ meeting, which will be held on May 7, 2014. The board of directors subsequently re-appointed Paolo Rocca as its chairman and Daniel Novegil as chief executive officer of the Company.

The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as director	Age at December 31, 2013
Paolo Rocca (1)	Chairman	Chairman and CEO of Tenaris, director and vice president of San Faustin	9	61
Ubaldo José Aguirre	Director	Managing director of Aguirre y Gonzalez S.A.	8	65
Roberto Bonatti (1)	Director	President of San Faustin	9	64
Carlos Alberto Condorelli	Director	Director of Tenaris	8	62
Adrián Lajous Vargas	Director	President of Petrométrica, S.C.	8	70
Bruno Marchettini	Director	Director of San Faustin and senior advisor in technology matters for the Techint group	8	72
Daniel Agustín Novegil	Director	CEO of the Company	9	61
Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin, director of Tenaris and president of Humanitas Group	8	65
Pedro Pablo Kuczynski	Director	Senior advisor to The Rohatyn Group	7	75

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Paolo Rocca. Mr. Rocca has served as chairman of the Board since 2005. He is a grandson of Agostino Rocca. He is also chairman and chief executive officer of Tenaris. In addition, he is a member of the board of directors and vice president of San Faustin, chairman of Tubos de Acero de México S.A. and a director of Techint Financial Corporation N.V. Mr. Rocca is an Italian citizen. He is a member of the Executive Committee of the World Steel Association.

Ubaldo José Aguirre. Mr. Aguirre has served on the Board since 2006. He is a managing director of Aguirre y Gonzalez S.A., an Argentine financial services firm, and also serves as chairman of the board of directors and as a member of the audit committee of Holcim Argentina S.A., a subsidiary of Holcim, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A., an Argentine winery, and of Editorial Sur S.A. Since 2000, he is a member of the board of directors of URS Argentina S.A., the Argentine subsidiary of the U.S. corporation. He is a member of the Administrative Board of Universidad Católica Argentina. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar S.A.I.C. Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, in the past, Mr. Aguirre was a member of the boards of each of Argentina’s Central Bank —where he was responsible for that country’s external borrowing program and financial negotiations— Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and as negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre is an Argentine citizen.

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

Carlos Alberto Condorelli. Mr. Condorelli has served as a director of the Company since 2005. He is currently a member of the board of directors of Tenaris. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including chief financial officer of Tenaris, finance and administration director of Tubos de Acero de México, S.A. and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Adrián Lajous Vargas. Mr. Lajous has served as a director of the Company since 2006. Mr. Lajous currently serves as chairman of the Oxford Institute for Energy Studies, a fellow at the Center for Global Energy Policy at Columbia University, president of Petrométrica, S.C. and non-executive director of Schlumberger, Ltd. and Trinity Industries Inc. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Petróleos Mexicanos (Pemex) in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. Mr. Lajous is a Mexican citizen.

Bruno Marchettini. Mr. Marchettini has served as a director of the Company since 2006. He is a senior advisor to the Techint group in technology matters. He has retired from executive positions and is presently engaged as a consultant by Siderar. Mr. Marchettini is a member of the board of directors of San Faustin. Mr. Marchettini is an Italian citizen.

Daniel Agustín Novegil. Mr. Novegil has served as a director and chief executive officer of the Company since 2005. With more than 35-years of experience in the steelmaking industry, he was appointed managing director of Siderar in 1993 and Usiminas’ board member in 2012. He is also member of the board of directors of the World Steel Association and former president of Alacero (Latin American Steel Association). Since 1999 he has been a member of the advisory board of the Sloan Masters Program at Stanford University. Mr. Novegil is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustín, a member of the board of directors of Tenaris, president of the Humanitas Group and president of the board of directors of Tenova S.p.A. In June 2013, he was elected president of Assolombarda, the largest territorial association of entrepreneurs in Italy and part of Confindustria (an Italian employers’ organization). In addition, he is a member of the EIT Governing Board (European Institute of Innovation and Technology) and sits on the board of directors or executive committees of several companies, including Allianz S.p.A., Brembo and Buzzi Unicem. He is a member of the Advisory Board of Allianz Group, of the Aspen Institute Executive Committee, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.

Pedro Pablo Kuczynski. Mr. Kuczynski has served as a member of the Board since 2007. He was Prime Minister of Peru in 2005-2006 and, prior to that, he was the Minister of Economy and Finance in 2001-2005 and Minister of Energy and Mines in 1980-1982, of Peru. He was president until 2001 of a private equity firm he founded in 1992 after spending ten years as Chairman of First Boston International (today Credit Suisse) in New York. Since 2007, he is Senior Advisor to the Rohatyn Group, a firm specializing in emerging markets. He ran a bauxite mining company affiliated with Alcoa between 1977 and 1980. He began his career at the World Bank in 1961 and in the 1970s headed its Policy Planning Division as Chief Economist for Latin America and Chief Economist of IFC. He was a founding member of the Board of Directors of Siderar in 1992 and kept his office until 2001. Mr. Kuczynski is a U.S. and Peruvian national.

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

PwC Luxembourg, an independent registered public accounting firm, was appointed as the Company’s independent auditor for the fiscal year ended December 31, 2013, at the ordinary general shareholders’ meeting held on May 2, 2013.

Senior Management

The following table sets forth certain information concerning our senior management:

Name	Age at December 31, 2013	Position
Daniel Novegil	61	Chief Executive Officer; Director
Pablo Brizzio	43	Chief Financial Officer
Máximo Vedoya	43	Mexico Area Manager
Martín Berardi	56	Siderar Executive Vice President
Héctor Obeso	49	International Area Manager
Oscar Montero Martínez	53	Planning and Operations General Director
Luis Andreozzi	63	Engineering and Environment Director
Rodrigo Piña	41	Human Resources Director
Roberto Demidchuk	52	Chief Information Officer
Rubén Herrera	56	Quality and Product Director

Daniel A. Novegil. See “—Board of Directors.”

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

Martín Berardi. Mr. Berardi currently serves as our Siderar Executive Vice President. He began his career with the Techint group in 1980 as a trainee in Propulsora Siderúrgica. He has held several positions within the Techint group including in Propulsora Siderúrgica, Siat S.A.I.C. and Siderca. He served as managing director of Siat (1992-1995), managing director of Tamsa (1995-2000), president and chief executive officer of Sidor (2000-2004) and became managing director of Siderar in October 2004, a position which he held until he assumed his present position at the Company. He was president of IVES (Venezuelan Steel Institute) between 2002 and 2004 and president of Mercofer between 2006 and 2009. He is president of Alacero since 2013, president of CAA (Argentine Steel Chamber) since 2012 and a member of the board of directors of ITBA (Buenos Aires Institute of Technology) since 2005. Mr. Berardi is an Argentine citizen.

Héctor Obeso. Mr. Obeso currently serves as our International Area Manager. He assumed his current position in October 2012. Prior to that, he served as commercial manager of Ternium Mexico. Mr. Obeso has held several other executive positions since joining Ternium in 2007, such as quality manager of Siderar and industrial sales manager of Ternium Mexico. Mr. Obeso is a Mexican citizen.

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

Rodrigo Piña. Mr. Piña currently serves as our Human Resources Director. He assumed his current position in January 2013. Prior to that, he served as human resources director of Siderar. He has held several other executive positions since joining the Company in 2004, such as commercial planning, CEO assistant and human resources director assistant. Mr. Piña is an Argentine citizen.

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

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received for the year 2013 a fee of USD80,000, and the chairman of the board of directors received an additional fee of USD280,000. The chairman of the audit committee received as additional compensation a fee of USD60,000, while the other members of the audit committee received an additional fee of USD50,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

The aggregate cash compensation received by senior management for the year 2013 amounted to USD13.2 million. In addition, senior management received, for the year 2013, 977,000 units for a total amount of USD2.6 million, in connection with the employee incentive retention program described in note 4 (n) (3) “Employee liabilities—Other compensation obligations” to our audited consolidated financial statements included elsewhere in this annual report.

There are no service contracts between any director and Ternium that provide for material benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to directors.

C.	Board Practices

See “—A. Directors and Senior Management.”

Audit Committee

On May 2, 2013, the Company’s board of directors re-appointed Ubaldo José Aguirre, Adrián Lajous Vargas and Pedro Pablo Kuczynski as members of its audit committee, with Mr. Aguirre to continue chairing that committee. All three members of the audit committee are independent directors as defined under the Company’s articles of association.

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

Under our articles of association and the audit committee charter, the audit committee is required, among other things, to report to the board of directors on its activity and the adequacy of the Company’s systems of internal control over financial reporting. In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to the integrity of the Company’s financial statements and is responsible for making recommendations regarding the appointment, dismissal, compensation, retention and oversight of, and assess the independence of the Company’s independent auditors (see Item 16.C—“Principal Accountant Fees and Services” for additional information about the audit committee’s procedures with respect to our independent auditors). The audit committee also performs other duties imposed by applicable laws and regulations of the regulated market or markets on which the shares of the Company are listed, as well as any other duty entrusted to it by the Company’s board of directors.

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

D.	Employees

The following table shows the number of persons employed by Ternium and its consolidated subsidiaries:

	At December 31,
	2013	2012	2011
Mexico	9,285	9,118	9,062
Argentina	5,539	5,454	5,459
Colombia	1,354	1,455	1,444
Other	610	584	580

Total employees (1)	16,788	16,611	16,545

(1)	Does not include 2,638 employees of contractors who performed services at Ternium’s facilities at year-end 2013, 2,435 employees at year-end 2012 and 2,536 employees at year-end 2011.

As of December 31, 2013, the number of persons employed by Ternium was 16,788. This figure includes new personnel incorporated to run the recently inaugurated Pesquería industrial center. The new complex, located close to our main facilities in the state of Nuevo León, Mexico, was staffed to a large extent with experienced personnel from other Ternium Mexico facilities, subsequently trained in the operating requirements of the new plants.

Mexico

In Mexico, approximately 61% of Ternium employees are unionized. Of these, approximately 50.5% of Mexico’s unionized workers are members of FENASA (“Federación Nacional de Asociaciones Sindicales Autónomas”), the national federation of autonomous union associations, and 49.5% are members of FNSI (“Federación Nacional de Sindicatos Independientes”), the national federation of independent unions. The unionized employees of Consorcio Peña Colorada, however, are members of Sindicato de Trabajadores Mineros, Metalúrgicos y Similares de la República Mexicana (Union of Mexican Republic Mine, Metal and Similar Workers). The applicable collective bargaining agreements are negotiated every two years and salary adjustments are made on an annual basis. Despite some social and union conflicts, Ternium’s Mexican subsidiaries maintain good relations with their labor force in Mexico and have never experienced a strike or work stoppage related to labor conflicts.

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

In Mexico, Ternium has defined benefit and defined contribution plans which are granted to employees depending on their commencement date, whether they are covered or not by a collective bargaining agreement and other factors. Defined benefit employee retirement plans (pensions and seniority premiums) are based primarily on years of service, present age and remuneration at the date of retirement. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. In addition, some high level employees benefit from a plan to cover health-care expenses of retired employees. The defined contribution plans provide a benefit equivalent to the capital accumulated with the company’s contributions, which are provided as a match of employees’ contributions to the plan. The plan provides vested rights according to the years of service and cause of retirement. For further information see note 4(n) “to our consolidated financial statements included elsewhere in this annual report.

Argentina

Most of Siderar’s employees are members of the Argentine metalworkers union (the Unión Obrera Metalúrgica de la República Argentina (“UOM”) and are covered by a collective agreement that includes all workers in the Argentine steel industry. The employees are also covered by certain complementary collective agreements between Siderar and the UOM that define specific issues related to each or all plants, such as working structures, performance related compensation, productivity, production quantity and quality and Siderar’s results-related compensation. These agreements are subject to periodic modification and are updated in relation to competitiveness, quality, safety and efficiency goals and to reflect inflation adjustments.

As part of the privatization process in 1992, 20% of Siderar’s shares were sold to former employees of the acquired state-owned company Somisa under the Programa de Propiedad Participada (the “Employee Stock Ownership Plan”). As of December 31, 2013 this participation decreased to 1.96% as a result of Siderar’s shares being sold in the market over time. For further information, see Item 4. “Information on the Company—C. Organizational Structure—Subsidiaries—Siderar.”

Many foremen of Siderar are affiliated with the Asociación de Supervisores de Industria Metalmecánica de la República Argentina (“ASIMRA”), the union of supervisors of different activities in the metal manufacturing industry. ASIMRA affiliated employees are subject to an agreement signed with Siderar that establishes regulations relating to salaries, working organization, absences, vacations, benefits and labor relations. These agreements are subject to periodic modification and are updated in relation to the requirements of the production processes.

In the last eight years, nominal salaries in local currency increased substantially, reflecting the economic situation of the country and inflation, and were the result of collective agreements entered into with the labor authorities’ involvement. Negotiations on salaries between the employers’ entity representing steel companies in the collective bargaining —including Siderar— and the steelworkers unions are made on an annual basis.

We believe that Siderar maintains good relations with its unions. In early 2009, following a decrease in the level of activity since the last quarter of 2008 due to the global economic downturn, Siderar downsized contractor and subcontractor activities and temporary personnel, triggering adverse reactions from the construction workers’ union and the steelworkers’ union. Later in 2009, during the negotiations between Siderar and the steelworkers’ union regarding the annual bonuses related to results, the unions called for work stoppages and other measures. These events did not have a significant impact on Siderar’s operations.

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

Colombia

Presently, less that 10% of Ferrasa’s employees are unionized workers. In October 2012, two unions started acting at Ferrasa’s Barranquilla unit: the Sindicato Unitario de los Trabajadores de la Industria de Materiales para Construcción (“SUTIMAC”) and the Sindicato de Trabajadores y Empleados de la Empresa de Compra-Venta y Producción de Artículos de Construcción y Ferretería en General (“SINTRAFERRASA”).

Under Colombian labor laws, employers are required to pay its workers a monthly minimum wage, which is increased by the government on an annual basis in relation to the inflation rate in the country during the previous year. In addition, labor laws provide for the payment of transportation assistance and the supply of uniforms to those employees earning less than two minimum monthly salaries.

Under Colombian law, Ferrasa is required to pay an amount equal to 20.5% or 12.0% of its employees’ base salaries towards the social security system, for employees earning more than ten minimum wages or for employees earning less than ten minimum wages, respectively. Ferrasa must also withhold 8.0% from salaries for contribution to such funds. Those contributions finance a state-controlled pension system. There are no mandatory company-supported pension plans.

Under Colombian labor laws, when an employee having a fixed-term contract is dismissed without cause, an employer must pay him or her severance equivalent to the remaining wages to reach the earnings stipulated in the employee’s contract term, and when an employee having an open-end contract is dismissed without cause, an employer must pay him or her severance according to the employee’s earnings level and time of service.

E.	Share Ownership

To our knowledge, the total number of shares of the Company (including in the form of ADSs) owned by our directors and executive officers as of March 31, 2014 was 823,560, which represents 0.04% of our issued and outstanding shares. The following table provides information regarding share ownership by our officers and directors.

Director or Officer	Number of Shares Held
Adrián Lajous	740,560
Martín Berardi	76,000
Rodrigo Piña	7,000
Total	823,560

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

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

Identity of Person or Group	Number	Percent
Techint Holdings S.à r.l. and subsidiaries (1)	1,243,433,112	62.02%
Tenaris (1)	229,713,194	11.46%
Ternium (2)	41,666,666	2.08%
Directors and Senior Management as a group	823,560	0.04%
Public	489,106,910	24.40%

Total	2,004,743,442	100.00%

(1)	Each of Techint Holdings and Tenaris are controlled by San Faustin. RP STAK holds shares in San Faustin sufficient in number to control San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. No person or group of persons controls RP STAK.
(2)	Ternium holds its own shares through its wholly-owned subsidiary Ternium International Inc.

As of March 31, 2014, 48,993,037 ADSs (representing 489,930,370 shares, or 24% of all outstanding shares of the Company) were registered in the name of three record holders resident in the United States, as informed by BNY Mellon.

The voting rights of our principal shareholders do not differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a later date result in a change of control of the Company.

B.	Related Party Transactions

Ternium is a party to several related party transactions as described in note 27 to our audited consolidated financial statements included elsewhere in this annual report. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see Item 6. “Directors, Senior Management and Employees—C. Board Practices—Audit Committee.” Below is a description of relevant related party transactions.

Purchases of Raw Materials

In the ordinary course of business, Ternium buys raw materials and other production inputs from subsidiaries of Tenaris. These purchases are made on similar terms and conditions as those for purchases made by the Ternium companies from unrelated third parties. These transactions include:

•	purchase of ferrous scrap and other raw material, which amounted to USD27.4 million in 2013, USD34.5 million in 2012 and USD27.9 million in 2011; and

•

purchase of steam and operational services from the Argentine electric power generating facility of Siderca for Siderar in San Nicolás. These purchases amounted to USD12.0 million in 2013, USD10.0 million in 2012 and USD14.0 million in 2011.

In addition, Ternium buys iron ore from Consorcio Peña Colorada, which is jointly owned (50% / 50%) by Ternium and ArcerlorMittal. These purchases amounted to USD114.3 million in 2012 and USD113.2 million in 2011. Starting on January 1, 2013, and in connection with certain new agreements, Ternium began to proportionally consolidate Consorcio Peña Colorada’s assets, liabilities, revenue and expenses.

Purchases of Steel Products

In the ordinary course of business, Ternium buys steel products from Usiminas and its subsidiaries. Purchases amounted to USD109.3 million in 2013 and USD198.9 million in 2012. In 2012, we acquired a participation in the control group of Usiminas, representing approximately 22.7% of Usiminas ordinary shares, or approximately 11.3% of Usiminas’ issued and outstanding share capital. These purchases are made on similar terms and conditions to those purchases made by the Ternium companies from unrelated third parties.

Sales of Steel Products and Raw Materials

In the ordinary course of business, Ternium sells steel products and raw materials to subsidiaries of Tenaris. These transactions include:

•	sales of round steel bars under a long-term agreement to Tenaris’ facilities in Mexico, which amounted to USD156.7 million in 2013, USD163.1 million in 2012 and USD77.9 million in 2011;

•	sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to USD50.5 million in 2013, USD52.4 million in 2012 and USD86.6 million in 2011;

•	sales of metal building components for a new rolling mill, which amounted to USD2.9 million in 2013 and USD2.8 million in 2011; and

•	sales of DRI and other raw materials to be used in the production of seamless pipes, which amounted to USD0.2 million in 2013, USD0.1 million in 2012 and USD2.3 million in 2011.

All these sales are made on similar terms and conditions as those for sales made by Ternium to unrelated third parties.

Agency Services Fees

Exiros, which is jointly owned (50% / 50%) by Ternium and Tenaris, through its network of companies, provides purchase agency services to us.

In connection with Exiros’ services, Ternium paid fees amounting to USD30.8 million in 2012 and USD31.3 million in 2011. Starting on January 1, 2013, and in connection with an amendment in the shareholders’ agreement, Ternium began to proportionally consolidate Exiros’ assets, liabilities, revenue and expenses.

Supply of Natural Gas

Ternium Mexico has natural gas supply agreements with GIMSA, a natural gas distributor and a company in which Ternium Mexico holds 23.44% equity participation. GIMSA sales to Ternium Mexico amounted to USD118.8 million in 2013, USD87.4 million in 2012 and USD120.4 million in 2011.

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

Tecpetrol supplies natural gas at prices and on terms and conditions that are equivalent to those charged by Siderar’s other suppliers of natural gas. Tecpetrol’s sales to Siderar amounted to USD2.3 million in 2013, USD4.1 million in 2012 and USD9.6 million in 2011.

TGN charges Siderar a price to transport its natural gas supplies that is equivalent, on a comparable basis, to prices paid by other industrial users. The Argentine government regulates the framework under which TGN operates and prices its services. TGN’s sales to Siderar amounted to USD1.3 million in 2013, USD1.6 million in 2012 and USD1.8 million in 2011.

Litoral Gas distributes gas to Siderar’s northern plants. The Argentine government regulates the framework under which Litoral Gas operates and establishes a maximum price for its distribution service. Due to Siderar´s proximity to one of TGN’s pipelines, Siderar receives a discount from the maximum price. Litoral Gas’ sales to Ternium totaled USD2.1 million in 2013, USD2.0 in 2012 and USD1.1 million in 2011.

Energy Consulting Services provides Siderar with natural gas at market prices. Energy Consulting Services sales amounted to USD7.2million in 2013 and USD2.5 million in 2012.

Provision of Engineering and Labor Services

Ternium contracts with certain companies controlled by San Faustin specialized in supplying engineering services, construction services, labor and supervision services, for civil and electromechanical works, and cleaning, general maintenance and handling of by-products services. Fees accrued for these services amounted to USD227.1 million in 2013, USD240.6 million in 2012 and USD124.8 million in 2011.

Sales and Purchases of Other Products and Services

Ternium enters into other transactions with companies controlled by San Faustin from time to time. The most important ones include:

•

purchases of plant equipment and spare parts, and technical assistance from Tenova S.p.A. and from other related companies, which amounted to USD39.0 million in 2013, USD22.7 million in 2012 and USD5.8 million in 2011;

•	purchases of steel products from Tenaris’ subsidiaries, which amounted to USD1.8 million in 2013, USD2.5 million in 2012 and USD1.9 million in 2011; and

•	sales of welded steel pipes to Tenaris as part of orders received by Tenaris from a customer for an amount of USD0.7 million in 2011.

Administrative Services

Finma S.A., Arhsa S.A. and Techinst S.A., a group of companies controlled by San Faustin in which the Company has a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provide administrative and legal support services to San Faustin’s affiliates in Argentina, including Argentine affiliates of Ternium. Fees accrued for these services amounted to USD11.9 million in 2013, USD11.8 million in 2012 and USD11.5 million in 2011.

Other income from Related Parties

In 2013, Ternium sold software systems to Usiminas for an amount of USD4.6 million.

Dividends from Related Parties

Ternium received dividend payments from Usiminas for an amount of USD4.7 million in 2012.

Other Transactions

In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are considered to be material.

C.	Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-71 for our audited consolidated financial statements.

Legal Proceedings

Outstanding Legal Proceedings

The following legal proceedings were outstanding as of the date of this report:

Claim related to CSN

In 2013, the Company was notified of a lawsuit filed in Brazil by CSN and various of its affiliated entities against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A., alleging that under applicable Brazilian laws and rules, they were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. For further information on the Usiminas investment, see note 3 to our audited consolidated financial statements included elsewhere in this annual report. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%. On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the court’s decision, and the defendants filed their response to the appeal. There are currently no estimates as to when the court of appeals will issue its judgment. Ternium believes that CSN’s allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil’s securities regulator Comissão de Valores Mobiliários (including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement) and, more recently, the first instance court decision on this matter referred to above. Accordingly, the Company did not record any provision in connection with this lawsuit.

Tax matters relating to Ternium Mexico

On January 26, 2012, the Mexican tax authorities notified Ternium Mexico and its subsidiary Acerus S.A. de C.V. of a tax assessment that challenged the value attributed by a predecessor of Acerus to a capital reduction made in 2004 (i.e., prior to the Company’s investment in Ternium Mexico’s predecessor Grupo Imsa in 2007) and assessed an income tax deficiency. The tax authorities asserted that the capital reduction should have been valued at a price significantly higher than the value attributed at the time by the shareholder. The proposed assessment represented an amount of MXN4,300 million (approximately USD348 million). On April 2, 2012, Ternium Mexico filed an appeal to this assessment before the Mexican tax authorities and reserved the right to further appeal to the tax courts. Following the enactment of a tax amnesty program in Mexico, in May 2013 Ternium Mexico elected to avoid further litigation and settled this claim, without admitting any liability or wrongdoing, through the payment of a total amount of MXN420 million (approximately USD34 million).

Tax matters relating to Siderar

The Administración Federal de Ingresos Públicos, or AFIP – the Argentine tax authority, has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD13.8 million as of December 31, 2013. Siderar appealed these assessments before the National Tax Court, and believes it should obtain a favorable ruling from that court. On April 13, 2005 Siderar was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996. The ruling was appealed both by Siderar and the AFIP. On June 10, 2010 Siderar was notified of a ruling issued by the Court of Appeals in federal administrative law which mainly resulted in favor of Siderar. The ruling was appealed both by Siderar and the AFIP. On June 8, October 31 and October 15, 2012 Siderar was notified of rulings issued by the National Tax Court reducing partially the assessments made by the AFIP for the fiscal years 1997, 1998 and 1999, respectively. The ruling was appealed both by Siderar and the AFIP. Based on the above, Siderar recognized a provision amounting to USD1.4 million as of December 31, 2013 as management considers there could be a potential cash outflow.

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

The following table shows the dividends approved by the Company’s shareholders since its incorporation:

Shareholders’ meeting date	Approved dividend				Dividend payment date
	Amount (USD million)	Per share (USD)	Per ADS (USD)	Per share (EUR)
June 6, 2007	100.2	0.050	0.50	0.037	June 12, 2007
June 4, 2008	100.2	0.050	0.50	0.032	June 12, 2008
June 3, 2009	—	—	—	—	n/a
June 2, 2010	100.2	0.050	0.50	0.041	June 10, 2010
June 1, 2011	150.4	0.075	0.75	0.052	June 9, 2011
May 2, 2012	150.4	0.075	0.75	0.057	May 10, 2012
May 2, 2013	130.3	0.065	0.65	0.050	May 10, 2013

In addition, Ternium’s board of directors proposed that an annual dividend of USD0.075 per share (USD0.75 per ADS or EUR0.054 per share as of March 31, 2014), or approximately USD150.4 million in the aggregate, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 7, 2014. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 16, 2014.

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

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2013. The legal reserve is not available for distribution.

B.	Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details

The Company’s ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “TX.” Trading on the NYSE began on February 1, 2006. As of March 31, 2014, a total of 2,004,743,442 shares were registered in the Company’s shareholder register.

As of March 31, 2014, a total of 489,930,470 shares were registered on behalf of Euroclear and Clearstream, mostly related to the Company’s ADR program. On March 31, 2014, the closing price for the Company’s ADSs reported by the NYSE was USD29,58.

New York Stock Exchange

As of March 31, 2014, a total of 48,993,037 ADSs were registered of record. Each ADS represents 10 shares of the Company’s share capital. BNY Mellon acts as the Company’s depositary for issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the high and low daily quoted prices for the Company’s shares, in the form of ADSs, as reported by the NYSE.

	Price per ADS
Five Most Recent Full Financial Years	High	Low
2009	35.61	5.76
2010	43.07	29.16
2011	43.26	15.54
2012	24.86	17.63
2013	31.30	19.21

	Price per ADS
Full Financial Quarters since 2012	High	Low
First quarter 2012	24.86	18.65
Second quarter 2012	24.66	18.16
Third quarter 2012	21.63	17.63
Fourth quarter 2012	23.55	18.20
First quarter 2013	24.02	19.61
Second quarter 2013	24.42	19.21
Third quarter 2013	25.48	21.76
Fourth quarter 2013	31.30	24.27
First quarter 2014	32.24	27.40

	Price per ADS
Last Six Months	High	Low
October 2013	27.43	24.27
November 2013	28.11	25.99
December 2013	31.30	27.40
January 2014	32.24	28.33
February 2014	31.09	27.40
March 2014	30.20	28.72

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The Company’s articles of association authorized the board of directors or any delegate(s) duly appointed by the board of directors, to issue shares within the limits of its authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves, at such times and on such terms and conditions as the board of directors or its delegates may determine. The extraordinary general meeting of shareholders held on June 2, 2010 renewed this authorization through July 15, 2015.

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

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2013. The legal reserve is not available for distribution.

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

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated January 31, 2006 among the Company, BNY Mellon (formerly The Bank of New York), as depositary, and all owners and beneficial owners from time to time of ADRs of the Company. ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct the depositary on how to exercise the voting rights for the shares which underlie their ADSs.

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

For a summary of any material contract entered into by us outside of the ordinary course of business during the last two years, see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

D.	Exchange Controls

Many of the countries which are important markets for us or in which we have substantial assets have a history of substantial government intervention in currency markets, volatile exchange rates and government-imposed currency controls. These include Mexico and Argentina. For additional information regarding Ternium’s ability to hedge against exchange rate fluctuations, see Item 3. “Key Information—D. Risk Factors—Risks Relating to our Business—Changes in exchange rates or any limitation in the Ternium companies’ ability to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.” Currently, only Argentina has exchange controls or limitations on capital flows—including requirements for the repatriation of export proceeds—in place.

Mexico

Since 1994, the Mexican government has allowed the Mexican peso to float freely against the U.S. dollar. Since September 2008 until March 2009, the value of the Mexican peso against the U.S. dollar declined rapidly mainly as a consequence of the global economic downturn. Between March 2009 and June 2011, the Mexican peso partly recovered its losses mainly reflecting the subsequent recovery of economic activity.

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

Argentina

At December 31, 2013, approximately 14% of Ternium’s consolidated net assets were located in Argentina.

Since 2002, the Argentine government has maintained a “dirty” flotation of the ARP/U.S.-dollar exchange rate, through frequent interventions in the market. In addition, the government has imposed several formal and informal foreign exchange restrictions affecting the free flow of capital. These restrictions have proven to change frequently, driven mainly by the intention of the government to control the volatility of the Argentine peso/U.S.-dollar exchange rate and to try to impede the flight of capital from Argentina. For additional information regarding factors affecting the Argentine economy, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina.” Since October 2011, the government has significantly raised the restrictions on the purchase of foreign currencies and transfers made abroad, mainly for investment and saving purposes, and in 2012, it reduced drastically the timeframe for repatriating the proceeds from the exports of goods and services into Argentina. The most relevant restrictions on foreign exchange transactions that may affect Ternium are described below.

Investments in foreign currency

As from July 2012, the Argentine Central Bank banned purchases of foreign currency for investment and saving purposes. Until that date, Ternium’s Argentine subsidiaries were entitled to transfer abroad up to USD2,000,000 per month, subject to clearance by the Argentine tax authorities. In January 2014, these restrictions were eased with respect to individuals only, who are now allowed to purchase foreign currency in very limited amounts.

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

Imports of Goods

Since February 2012, customs clearances of imports of goods and remittances to pay for imports are subject to prior approval by the Argentine tax authorities and the Argentine Secretary of Commerce. The criteria for approval of import transactions are not determined in the applicable regulations. Notwithstanding the foregoing, Ternium’s Argentine subsidiaries have not suffered significant delays in obtaining the necessary approvals for its imports of raw materials and equipment during 2013.

Imports of Services

Since April 2012, remittances to pay fees and royalties to foreign services providers or technology suppliers are conditioned upon the receipt of prior approval by the Argentine tax authorities when contracts exceed the aggregate value of ARP100,000 or ARP10,000 per installment, or if the value of the contract is not determined. In addition, since April 2012, when the beneficiary of the payment is an affiliate of the payer, or if such beneficiary or its bank account is located in a jurisdiction that is deemed non-cooperative for tax transparency purposes under Argentine law, the remittance is subject to prior Argentine Central Bank approval. Payments under services contracts with an annual value lower than ARP100,000 are not subject to pre-approval. Approvals, where required, are discretionary and the approval process has proven to be lengthy.

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

E.	Taxation

The following discussion of the material Luxembourg and U.S. federal income tax consequences of an investment in the Company’s ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in the Company’s ADSs, such as the tax consequences under U.S. state and local tax laws.

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

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income), and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

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

If such ADSs are held as part of a commercial or industrial business, capital gains would be taxable in the same manner as income from such business. 1

Capital gains realized by Luxembourg resident individuals holding (together with his/her spouse and underage children) directly or indirectly more than 10% of the capital of the Company1 will be taxable at a special rate, but after a holding period of six months. Within the six month period, standard rates apply.

Luxembourg resident corporate holders

Capital gains realized upon the disposal of ADSs by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 29.22% for the fiscal year ending 2013 and 2014 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

[1]	Or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and that the former holder held at least 10% in the capital of the company at any moment during said five years.

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

A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which ADSs are attributable, will bear Luxembourg corporate income tax and municipal business tax on a gain realized on a disposal of such ADSs as set forth above for a Luxembourg corporate holder. However, gains realized on the sale of the ADSs may benefit from the full exemption provided for by Article 1 of the Grand Ducal Decree dated December 21, 2001 in combination with Article 166 of the Luxembourg Income Tax Law subject in each case to fulfillment of the conditions set out therein.

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

Nevertheless, no withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the European Union Council Directive of November 30, 2011 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (2011/96/UE), (iii) a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, (iv) a company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, (v) an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a double tax treaty with Luxembourg and (vi) a Luxembourg permanent establishment of one of the above-mentioned categories, provided each time that at the date of payment, the holder holds or commits to hold directly (or through a vehicle regarded as tax transparent from a Luxembourg tax perspective), during an uninterrupted period of at least twelve months, ADSs representing at least 10% of the share capital of the Company or acquired for an acquisition price of at least EUR1,200,000.

Luxembourg Holders

With the exception of Luxembourg corporate holders benefiting from the exemption referred to above, Luxembourg individual holders, and Luxembourg corporate holders subject to Luxembourg corporate tax, must include the distributions paid on the ADSs in their taxable income, 50% of the amount of such dividends being exempt from tax. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.

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

United States federal income taxation

This section describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning ADSs. It applies to you only if you hold your ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a bank,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a person who invests through a pass-through entity, including a partnership,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a former citizen or long-term resident of the United States,

•	a person that actually or constructively owns 10% or more of our voting stock (including ADSs),

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells ADSs as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Dividends will be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you. In certain circumstances, if you have held ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends that we pay.

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

Additional U.S. Federal Income Tax Considerations

PFIC rules. Based on the Company’s expected income and assets, the ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless you are permitted to elect and you do elect to be taxed annually on a mark-to-market basis with respect to the ADSs, gain realized on the sale or other disposition of your ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs. Dividends that you receive from us and that are not treated as excess distributions will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The multinational nature of our transactions, operations and customer base expose us to the risk of changes in interest rates, foreign currency exchange rates and commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate market risk and interest rate costs. We do not use derivative financial instruments for other purposes. In addition, in the ordinary course of business Ternium also faces risks with respect to financial instruments that are either non-financial or non-quantifiable. Such risks principally include country risk and credit risk and are not presented in the following analysis. For additional information about our financial risk management, see note 32 to our audited consolidated financial statements included elsewhere in this annual report.

The following tables provide a breakdown of Ternium’s debt instruments at December 31, 2013, which included fixed and variable interest rate obligations detailed maturity date. The following information should be read together with note 32 “Financial Risk Management” to our audited consolidated financial statements included elsewhere in this annual report.

At December 31, 2013 In thousands of U.S. dollars	Expected maturity in the year ending December 31,
	2014	2015	2016	2017	2018	Thereafter	Total
Non-current Debt
Fixed Rate		30,837	13,562	1,256	—	—	45,655
Floating Rate		274,894	324,308	236,793	223,426	99,804	1,159,225

Current Debt
Fixed Rate	441,300						441,300
Floating Rate	356,644						356,644

Total (1) (2)	797,944	305,731	337,870	238,049	223,426	99,804	2,002,824

(1)	Borrowings are primarily bank borrowings with third parties. See Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”
(2)	As most borrowings are subject to floating rates that approximate market rates, with contractual repricing that occurs every one, three or six months, the fair value of each borrowing approximates its carrying amount and is not disclosed separately.

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow. The weighted average interest rate of Ternium’s debt was 4.89% at December 31, 2013. This figure, which incorporates a majority of instruments denominated in U.S. dollars and also includes the effect of derivative financial instruments, was calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2013.

Total Debt by Currency as of December 31, 2013

In thousands of U.S. dollars
USD	1,542,088
ARP	313,518
COP	124,418
Other	22,800

Total	2,002,824

Interest Rate Exposure Risk

Interest rate movements create a degree of risk by affecting the amount of Ternium’s interest payments and the value of Ternium’s floating-rate debt. Most of Ternium’s long-term borrowings are at variable rates. A minor portion of this debt is fixed through swaps, as described below. Ternium’s total variable interest rate debt amounted to USD1.5 billion (76% of total borrowings) for the year ended December 31, 2013.

Interest Rate Derivative Contracts

During 2012 and 2013, Tenigal entered into several interest rate forward starting swap agreements that fix the interest rate to be paid over an aggregate amount of USD100 million, in an average range of 1.71% to 2.43%. These agreements will be effective starting on July 2014, will be due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2013, the after-tax cash flow hedge reserve related to these agreements amounted to USD1.1 million.

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

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2013. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million exposure to	Functional Currency
	USD	ARP
U.S. dollar (USD)	(n/a )	(16)
EU euro (EUR)	23	(1)
Argentine peso (ARP)	(7)	(n/a )
Mexican peso (MXN)	(276)	—
Colombian peso (COP)	(51)	—
Other currencies	(3)	—

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had devaluated by 1% against the U.S. dollar with all other variables held constant, total pre-tax income for the year would have been USD2.9 million higher, as a result of net foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly trade receivables, trade payables and other liabilities. This effect would have been offset by the change in the currency translation adjustment recorded in equity.

Considering the same variation of the currencies against the U.S. dollar of all net investments in non U.S. dollar operations (which amounted to USD2.4 billion as of December 31, 2013), the currency translation adjustment included in total equity would have been USD23.4 million lower, arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real.

Foreign Exchange Derivative Contracts

During 2011 and 2012, Prosid Investments entered into several non-deliverable forward agreements to reduce the interest rate cost of Siderar’s debt denominated in Argentine pesos. As of December 31, 2013, there was no residual notional amount on these agreements.

Commodities Exposure Risk

In the ordinary course of its operations, Ternium’s subsidiaries purchase raw materials, such as iron ore and coal, slabs, and other commodities, including electricity and natural gas. Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. During 2011, 2012 and 2013, Ternium has not hedged any commodity position. For further information on Ternium’s long-term commodity and commodity- related supply commitments, see note 25 (ii)  to our audited, consolidated financial statements included elsewhere in this annual report.

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

Fees payable by the Depositary to the Company

Fees incurred in 2013. In 2013, Ternium received no fees or other direct or indirect payment from the Depositary in connection with the deposited securities.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Exchange Act as of December 31, 2013). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

Management conducted its assessment of the effectiveness of Ternium’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that Ternium’s internal control over financial reporting, as of December 31, 2013, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The effectiveness of Ternium’s internal control over financial reporting as of December 31, 2013 has been audited by PwC Luxembourg, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm.”

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

Item 16A. Audit Committee Financial Expert

On May 2, 2013, our board of directors determined that none of the independent members of the audit committee, meets the attributes defined in Item 16A of Form 20-F for “audit committee financial experts.” We do not have an audit committee financial expert because we have concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time as it deems necessary, engages persons that meet all of the attributes of an “audit committee financial expert” as consultants.

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

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2013, PwC Luxembourg served as the principal external auditor for the Company. Fees paid to PwC Luxembourg and other PwC member firms in 2013 and 2012 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2013	2012

Audit Fees	3,821	3,569
Audit-Related Fees	391	296
Tax Fees	39	159
All Other Fees	37	204

Total	4,288	4,228

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

During 2013, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See pages F-1 through F-71 of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of June 1, 2011*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***

4.2	Amended and Restated Shareholders Agreement, dated January 16, 2012, between Caixa dos Empregados da Usiminas, Confab Industrial S.A., Metal One Corporation, Mitsubishi Corporation do Brasil, S.A., Nippon Steel Corporation, Nippon Usiminas Co., Ltd., Prosid Investments S.C.A., Siderar S.A.I.C., and Ternium Investments S.à.r.l.****

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2010 (File No. 001-32734 10926255).
**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).
***	Incorporated by reference to the Registration Statement on Form F-1 filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).
****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on April 25, 2012 (File No. 001-32734 12780429).

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 30, 2014	TERNIUM S.A.

	By	/s/ Pablo Brizzio
		Name:	Pablo Brizzio
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of June 1, 2011*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***

4.2	Amended and Restated Shareholders Agreement, dated January 16, 2012, between Caixa dos Empregados da Usiminas, Confab Industrial S.A., Metal One Corporation, Mitsubishi Corporation do Brasil, S.A., Nippon Steel Corporation, Nippon Usiminas Co., Ltd., Prosid Investments S.C.A., Siderar S.A.I.C., and Ternium Investments S.à.r.l.****

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 30, 2010 (File No. 001-32734 10926255).
**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).
***	Incorporated by reference to the Registration Statement on Form F-1 filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).
****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on April 25, 2012 (File No. 001-32734 12780429).

TERNIUM S.A.

Consolidated Financial Statements

as of December 31, 2013 and 2012 and

for the years ended on December 31, 2013, 2012 and 2011

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at 31 December 2013 and 31 December 2012, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control - Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers Société cooperative

Represented by

/s/ Mervyn R. Martins
Mervyn R. Martins	Luxemburg, April 30, 2014

PricewaterhouseCoopers, Société coopérative, 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg

T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

(All amounts in USD thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2013	2012	2011
Net sales	5	8,530,012	8,608,054	9,122,832
Cost of sales	6	(6,600,292)	(6,866,379)	(7,016,322)

Gross profit		1,929,720	1,741,675	2,106,510

Selling, general and administrative expenses	7	(843,311)	(809,181)	(839,362)
Other operating income (expenses), net	9	23,014	(11,881)	(11,495)

Operating income		1,109,423	920,613	1,255,653

Interest expense		(120,254)	(144,439)	(100,712)
Interest income		13,947	19,226	39,981
Other financial (expenses) income, net	10	(29,168)	3,581	(239,691)

Equity in (losses) earnings of non-consolidated companies	3 & 14	(31,609)	(346,833)	10,137

Income before income tax expense		942,339	452,148	965,368

Income tax expense	11	(349,426)	(261,227)	(312,555)

Profit for the year		592,913	190,921	652,813

Attributable to:
Equity holders of the Company		455,425	142,043	517,668
Non-controlling interest		137,488	48,878	135,145

Profit for the year		592,913	190,921	652,813

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,968,327,917

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in USD per share)		0.23	0.07	0.26

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

(All amounts in USD thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2013	2012 (adjusted)	2011 (adjusted)

Profit for the year	592,913	190,921	652,813

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(301,943)	(149,550)	(414,225)
Currency translation adjustment from participation in non-consolidated companies	(201,362)	(275,897)	(11,403)
Changes in the fair value of derivatives classified as cash flow hedges	1,805	17,556	14,134
Income tax relating to cash flow hedges	(541)	(2,808)	(6,701)
Changes in the fair value of derivatives classified as cash flow hedges from participation in non-consolidated companies	6,869	1,437	—
Others from participation in non-consolidated companies	6,113	(1,961)	—

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(5,490)	(11,852)	(8,230)

Other comprehensive loss for the year, net of tax	(494,549)	(423,075)	(426,425)

Total comprehensive income for the year	98,364	(232,154)	226,388

Attributable to:
Equity holders of the Company	98,856	(195,082)	175,480
Non-controlling interest	(492)	(37,073)	50,908

Total comprehensive income for the year	98,364	(232,154)	226,388

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

(All amounts in USD thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2013		December 31, 2012
ASSETS
Non-current assets
Property, plant and equipment, net	12	4,708,895		4,438,117
Intangible assets, net	13	961,504		965,206
Investments in non-consolidated companies	14	1,375,165		1,710,722
Other investments	15	—		6,950
Derivative financial instruments	23	1,535		—
Deferred tax assets	21	24,902		12,541
Receivables, net	16	79,407		72,806
Trade receivables, net	17	1,754	7,153,162	5,029	7,211,371

Current assets
Receivables	16	112,388		187,212
Derivative financial instruments	23	—		64
Inventories, net	18	1,941,130		2,000,137
Trade receivables, net	17	671,453		735,140
Other investments	19	169,503		160,750
Cash and cash equivalents	19	307,218	3,201,692	560,307	3,643,610

Non-current assets classified as held for sale			17,770		12,018

			3,219,462		3,655,628

Total Assets			10,372,624		10,866,999

EQUITY
Capital and reserves attributable to the company’s equity holders			5,340,035		5,369,183

Non-controlling interest			998,009		1,065,730

Total Equity			6,338,044		6,434,913

LIABILITIES
Non-current liabilities
Provisions	20	13,984		17,499
Deferred tax liabilities	21	605,883		657,211
Other liabilities	22	345,431		310,569
Trade payables		15,243		18,337
Derivative financial instruments	23	—		271
Borrowings	24	1,204,880	2,185,421	1,302,753	2,306,640

Current liabilities
Current income tax liabilities		92,009		86,741
Other liabilities	22	203,326		154,870
Trade payables		755,880		762,225
Borrowings	24	797,944	1,849,159	1,121,610	2,125,446

Total Liabilities			4,034,580		4,432,086

Total Equity and Liabilities			10,372,624		10,866,999

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

(All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2013 (adjusted)	2,004,743	(150,000)	(23,295)	1,493,201	(2,324,866)	(1,199,814)	5,569,214	5,369,183	1,065,730	6,434,913

Profit for the year							455,425	455,425	137,488	592,913
Other comprehensive income (loss) for the year
Currency translation adjustment						(363,748)		(363,748)	(139,557)	(503,305)
Actuarial loss on post employment benefit obligations				(5,126)				(5,126)	(364)	(5,490)
Cash flow hedges, net of tax				6,813				6,813	1,317	8,130
Others				5,492				5,492	624	6,116

Total comprehensive income for the year	—	—	—	7,179	—	(363,748)	455,425	98,856	(492)	98,364

Acquisition of non-controlling interest (5)				(404)			—	(404)	(525)	(929)
Dividends paid in cash (6)							(127,600)	(127,600)	—	(127,600)
Dividends paid in cash by subsidiary companies								—	(66,704)	(66,704)

Balance at December 31, 2013	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).
(2)	The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2013, there were 2,004,743,442 shares issued. All issued shares are fully paid.
(3)	Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 1.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.9) million.
(4)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5)	Corresponds to the acquisition of the non-controlling interest held by Siderúrgica de Caldas S.A.S., a subsidiary of Ternium S.A., in Procesadora de Materiales Industriales S.A. in April 2013.
(6)	Represents USD 0.065 per share (USD 0.65 per ADS).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii).

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

(All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2012 (adjusted)	2,004,743	(150,000)	(23,295)	1,489,794	(2,324,866)	(859,283)	5,574,402	5,711,495	1,077,055	6,788,550

Profit for the year							142,043	142,043	48,878	190,921
Other comprehensive income (loss) for the year
Currency translation adjustment						(340,531)		(340,531)	(84,916)	(425,447)
Actuarial loss on post employment benefit obligations				(9,632)				(9,632)	(2,220)	(11,852)
Cash flow hedges, net of tax				14,800				14,800	1,385	16,185
Others				(1,761)				(1,761)	(200)	(1,961)

Total comprehensive income for the year	—	—	—	3,407	—	(340,531)	142,043	(195,081)	(37,073)	(232,154)

Dividends paid in cash (5)							(147,231)	(147,231)	—	(147,231)
Dividends paid in cash by subsidiary companies								—	(15,902)	(15,902)
Contributions from non-controlling shareholders in consolidated subsidiaries (6)								—	41,650	41,650

Balance at December 31, 2012 (adjusted)	2,004,743	(150,000)	(23,295)	1,493,201	(2,324,866)	(1,199,814)	5,569,214	5,369,183	1,065,730	6,434,913

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).
(2)	The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2012, there were 2,004,743,442 shares issued. All issued shares are fully paid.
(3)	Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 1.2 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.
(4)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5)	Represents USD 0.075 per share (USD 0.75 per ADS).
(6)	Corresponds to the contribution made by Nippon Steel & Sumitomo Metal Corporation (formerly Nippon Steel Corporation) in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii).

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

(All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares (3)	Initial public offering expenses	Reserves (4)	Capital stock issue discount (5)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2011	2,004,743	—	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101

Adjustments (6)				(45,666)		—	(1,828)	(47,494)	(7,835)	(55,329)

Balance at January 1, 2011 (adjusted)	2,004,743	—	(23,295)	1,589,460	(2,324,866)	(517,432)	5,104,636	5,833,246	1,127,526	6,960,772

Profit for the year							517,668	517,668	135,145	652,813
Other comprehensive income (loss) for the year
Currency translation adjustment						(341,851)		(341,851)	(83,777)	(425,628)
Actuarial loss on post employment benefit obligations				(6,580)				(6,580)	(1,650)	(8,230)
Cash flow hedges, net of tax				6,243				6,243	1,190	7,433

Total comprehensive income for the year	—	—	—	(337)	—	(341,851)	517,668	175,480	50,908	226,388

Dividends paid in cash (7)				(99,329)			(47,902)	(147,231)		(147,231)
Dividends paid in cash by subsidiary companies								—	(140,579)	(140,579)
Repurchase of own shares to Usiminas (3)		(150,000)						(150,000)		(150,000)
Contributions from non-controlling shareholders in consolidated subsidiaries (8)								—	39,200	39,200

Balance at December 31, 2011 (adjusted)	2,004,743	(150,000)	(23,295)	1,489,794	(2,324,866)	(859,283)	5,574,402	5,711,495	1,077,055	6,788,550

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).
(2)	The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2011, there were 2,004,743,442 shares issued. All issued shares are fully paid.
(3)	See note 29.
(4)	Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (14.9) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.
(5)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(6)	See note 4 (n).
(7)	Represents USD 0.075 USD per share (USD 0.75 per ADS).
(8)	Corresponds to the contribution made by Nippon Steel & Sumitomo Metal Corporation (formerly Nippon Steel Corporation) in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii).

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

(All amounts in USD thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2013	2012	2011

Cash flows from operating activities
Profit for the year		592,913	190,921	652,813
Adjustments for:
Depreciation and amortization	12 & 13	377,133	370,855	395,988
Income tax accruals less payments	30 (b)	(24,177)	41,030	(259,364)
Equity in losses (earnings) of non-consolidated companies	3 & 14	31,609	346,833	(10,137)
Interest accruals less payments	30 (b)	(16,869)	816	43,047
Changes in provisions	20	7,330	5,754	29,932
Changes in working capital	30 (b)	114,611	23,533	(399,292)
Net foreign exchange results and others		9,624	75,350	169,383

Net cash provided by operating activities		1,092,174	1,055,092	622,370

Cash flows from investing activities
Capital expenditures	12 & 13	(883,317)	(1,022,592)	(577,001)
Acquisition of business/stake - Purchase consideration	3	—	(2,243,610)	—
(Increase) Decrease in other investments	15 & 19	(1,802)	127,875	588,212
Proceeds from the sale of property, plant and equipment		2,133	2,143	1,696
Proceeds from Sidor financial asset		—	136,719	133,084
Dividends received from non-consolidated companies	14	207	4,718	—
Acquisition of non-controlling interest		(929)	—	—

Net cash (used in) provided by investing activities		(883,708)	(2,994,747)	145,991

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(127,600)	(147,231)	(147,231)
Dividends paid in cash by subsidiary companies		(66,704)	(15,902)	(140,579)
Contributions from non-controlling shareholders in consolidated subsidiaries		—	41,650	39,200
Repurchase of treasury shares	29	—	—	(150,000)
Proceeds from borrowings		1,863,868	1,284,659	666,180
Repayments of borrowings		(2,134,711)	(814,976)	(632,140)

Net cash (used in) provided by financing activities		(465,147)	348,200	(364,570)

(Decrease) Increase in cash and cash equivalents		(256,681)	(1,591,454)	403,791

Movement in cash and cash equivalents
At January 1,		560,307	2,158,044	1,779,295
Effect of exchange rate changes		(8,635)	(6,283)	(25,043)
Initial cash of Peña Colorada and Exiros	14	12,227	—	—
(Decrease) Increase in cash and cash equivalents		(256,681)	(1,591,454)	403,791

Cash and cash equivalents at December 31, (1)		307,218	560,307	2,158,043

(1)	It includes restricted cash of USD 869, USD 941 and USD 248 as of December 31, 2013, 2012 and 2011, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 169,503, USD 160,750 and USD 281,676 as of December 31, 2013, 2012 and 2011, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

Notes to the Consolidated Financial Statements

1.	GENERAL INFORMATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2013, there were 2,004,743,442 shares issued. All issued shares are fully paid.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

1.	GENERAL INFORMATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2013 and 2012, this special tax reserve amounted to USD 7.5 billion and USD 7.6 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2014), as issued by the International Accounting Standards Board, and adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

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

These consolidated financial statements have been approved for issue by the Board of Directors on February 19, 2014.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

2.	BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2013	2012	2011

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Solutions A.G. (1)	Switzerland	Services	100.00%	100.00%	100.00%
Ternium Brasil S.A. (2)	Brazil	Holding	100.00%	100.00%	100.00%
Siderúrgica do Norte Fluminense S.A. (3)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Consorcio Siderurgia Amazonia S.L. (4)	Spain	Holding	94.38%	94.38%	94.38%
Secor - Servicios Corporativos S.A. (5)	Venezuela	Holding	—	94.53%	94.38%
Ternium Internacional España S.L.U. (2)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Siderar S.A.I.C. (6)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.94%
Impeco S.A. (7)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.97%
Prosid Investments S.C.A. (7)	Uruguay	Holding	60.94%	60.94%	60.94%
Inversiones Basilea S.A. (8)	Chile	Purchase and sale of real estate and other	—	—	60.94%
Ternium Mexico S.A. de C.V. (9)	Mexico	Holding	88.72%	88.72%	88.72%
Hylsa S.A. de C.V. (19)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Las Encinas S.A. de C.V. (10)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.72%	88.72%	88.72%
Ferropak Comercial S.A. de C.V. (10)	Mexico	Scrap services company	88.72%	88.72%	88.72%
Ferropak Servicios S.A. de C.V. (10)	Mexico	Services	88.72%	88.72%	88.72%
Galvacer America Inc (10)	USA	Distributing company	88.72%	88.72%	88.72%
Galvamet America Corp (10)	USA	Manufacturing and selling of insulated panel products	88.72%	88.72%	88.72%
Transamerica E. & I. Trading Corp. (10)	USA	Scrap services company	88.72%	88.72%	88.72%
Técnica Industrial S.A. de C.V. (10)	Mexico	Services	88.72%	88.72%	88.72%
Ternium Gas México S.A. de C.V. (11)	Mexico	Financial Services	88.72%	88.72%	88.72%
Ecore Holding S. de R.L. de C.V. (10)	Mexico	Holding	88.72%	88.72%	88.72%
Neotec L.L.C. (10)	USA	Holding	88.72%	88.72%	88.72%
Treasury Services S.A. de C.V. (10)	Mexico	Financial Services	88.72%	88.72%	88.72%
APM, S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Acedor, S.A. de C.V. (10)	Mexico	Holding	88.72%	88.72%	88.72%
Acerus S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Imsa Monclova S.A. de C.V. (12)	Mexico	Services	—	88.72%	88.72%
Ternium Internacional Guatemala S.A. (13)	Guatemala	Selling of steel products	99.98%	99.98%	99.98%
Corporativo Grupo Imsa S.A. de C.V. (10)	Mexico	Services	88.72%	88.72%	88.72%
Ternium USA Inc. (14)	USA	Manufacturing and selling of steel products	100.00%	88.72%	88.72%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (15)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.36%	—	—

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

2.	BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2013	2012	2011

Peña Colorada Servicios S.A. de C.V. (15)	Mexico	Services	44.36%	—	—
Servicios Integrales Nova de Monterrey S.A. de C.V. (16)	Mexico	Medical and Social Services	66.09%	66.09%	66.09%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.91%	99.91%	99.91%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ferrasa S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Perfilamos del Cauca S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Figuraciones S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Siderúrgica de Caldas S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Procesadora de Materiales Industriales S.A. (17)	Colombia	Scrap services company	54.00%	32.40%	32.40%
Tenigal S. de R.L. de C.V. (18)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Investments Switzerland AG (2)	Switzerland	Holding	100.00%	100.00%	100.00%
Ternium Internacional S.A. (19)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (20)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (20)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (20)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional Perú S.A. (21)	Peru	Marketing of steel products	—	—	100.00%
Ternium Internacional de Colombia S.A.S. (20)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (19)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (19)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Engineering & Services S.A. (22)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de Argentina S.A.	Argentina	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	100.00%
Ternium Treasury Services S.A. (19)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium Treasury Services B.V. (19)	Netherlands	Financial Services	100.00%	100.00%	100.00%
Soluciones Integrales de Gestión S.A. (24)	Argentina	Other services	100.00%	—	—

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

2.	BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2013	2012	2011

Ferrasa Panamá, S.A. (23)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Aceros Transformados de Panamá, S.A. (24)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Exiros B.V. (15)	Netherlands	Procurement and trading services	50.00%	—	—

(1)	Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%. Incorporated in the first quarter of 2011.
(2)	Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(3)	Indirectly through Ternium Brasil S.A. Total voting rights held: 100.00%.
(4)	Since December 27, 2011, indirectly through Ternium Investments S.à.r.l. (85,62%) and Prosid Investments S.C.A. (8,76%). Total voting rights held: 100.00%. Before that, indirectly through Ylopa – Servicos de Consultadoría Lda.
(5)	This company was dissolved as of January 8, 2013.
(6)	Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%.
(7)	Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.
(8)	This company was dissolved as of November 14, 2012.
(9)	Indirectly through Siderar S.A.I.C., Ternium Internacional S.A. and Ternium Internacional España S.L.U. Total voting rights held 99.93%.
(10)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(11)	Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.
(12)	Merged with Ternium Mexico S.A. de C.V. during the first quarter of 2013.
(13)	Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100.00%.
(14)	Since first quarter 2013, indirectly through Ternium Investments S.à.r.l. (100,00%). Total voting rights held: 100.00%. Before that, indirectly through Ternium Mexico S.A. de C.V.
(15)	Total voting rights held: 50.00%. See note 14.
(16)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.
(17)	Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 54.00%.
(18)	Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 51.00%.
(19)	Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%.
(20)	Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%.
(21)	This company was dissolved as of February 18, 2012.
(22)	Indirectly through Ternium Internacional Inc.. Total voting rights held 100.00%.
(23)	Indirectly through Ternium Treasury Services S.A. Total voting rights held: 54.00%. Incorporated in the third quarter of 2013.
(24)	Indirectly through Ternium Investments S.à.r.l. and Ternium Treasury Services S.A. Total voting rights held: 100.00%. Incorporated in the second quarter of 2013.

3.	ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. – USIMINAS

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

3.	ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. – USIMINAS (continued)

With strategically located facilities near the main consumers of steel in Brazil and iron ore mines in the Serra Azul region, Usiminas is organized under four main business units: Mining, Steel, Steel Processing and Capital Goods.

Upon closing of the transaction on January 16, 2012, Ternium Investments, Siderar and TenarisConfab joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel & Sumitomo Metal Corporation (formerly Nippon Steel Corporation) acquired from CEU 8.5 million ordinary shares. In addition, Ternium Investments, Siderar, Prosid and TenarisConfab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel & Sumitomo Metal Corporation, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group; most decisions in that control group are subject for its approval to a 65% majority of the control group shares. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Steel & Sumitomo Metal Corporation Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

Ternium holds 35.6% of Usiminas’ voting rights over the control group and 22.71% of Usiminas’ ordinary shares, and has a participation in Usiminas’ results of 11.32%.

During 2012 the Company completed its purchase price allocation procedures and determined a notional goodwill included within the investment balance of USD 583 million, according to the following calculation:

Opening net assets at January 16, 2012	9,690,397

Percentage of interest of the Company over opening assets (1)	11.62%

Interest of the Company over opening net assets	1,126,306

Net assets at fair value vs. book value	534,531
Goodwill	582,773

Total Purchase consideration	2,243,610

(1)	This percentage of interest is calculated considering treasury shares.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

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

Ternium Investments’ loans under the Ternium Facility were to be repaid in nine consecutive and equal semi-annual installments commencing on January 2013. On November 8, 2013, Ternium Investments fully early repaid this syndicated loan agreement.

4.	ACCOUNTING POLICIES

These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2012.

The Company early-adopted the following standards, together with the consequential amendments to other IFRS, for the year ended December 31, 2012:

•	IFRS 10, “Consolidated financial statements”: IFRS 10 was issued in May 2011 and replaces all the guidance on control and consolidation in IAS 27, “Consolidated and separate financial statements”, and SIC-12, “Consolidation – special purpose entities”. Full retrospective application is required in accordance with the transition provisions of the standard, unless impracticable, in which case the Company applies it from the earliest practicable date.

•	IFRS 11, “Joint arrangements”: IFRS 11 was issued in May 2011 and replaces all the guidance on joint arrangements included in IAS 31, “Interests in joint ventures”.

•	IFRS 12, “Disclosure of interests in other entities”: IFRS 12 was issued in May 2011, and provides disclosure requirements on interests in subsidiaries, associates, joint arrangements, and unconsolidated structured entities.

•	IAS 27, “Separate financial statements”: IAS 27 was amended in May 2011 following the issuance of IFRS 10. The revised IAS 27 deals only with the accounting for subsidiaries, associates and joint arrangements in the separate financial statements of the parent company.

The Company has applied the following standards as of January 1, 2013:

•	IAS 19, “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. See information related to this standard in note 4 (n).

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

•	Amendments to IAS 1, “Financial statement presentation”

In June 2011, the IASB issued IAS 1 (amended 2011), “Financial statement presentation”. The amendment requires entities to separate items presented in Other comprehensive income into two groups, based on whether or not they may be recycled to profit or loss in the future. See impact of the application in the Consolidated Statements of Comprehensive Income.

•	IFRS 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. The standard explains how to measure fair value and aims to enhance fair value disclosures. See information related to this standard in note 32.2.

•	IFRIC Interpretation 20, “Stripping costs in the production phase of a surface mine”

In October 2011, the IFRIC issued IFRIC Interpretation 20, “Stripping costs in the production phase of a surface mine”. IFRIC addresses the recognition of production stripping costs as an asset and the measurement of the stripping activity asset. See information related to this standard in note 4 (t), which was already applied by the Company.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

(c)	Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following categories:

•	Financial instruments at fair value through profit or loss: comprises mainly cash and cash equivalents and investments in debt securities held for trading;

•	Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2013 and 2012, there are no instruments classified under this category;

•	Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

•	Available-for-sale (“AFS”) financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income (“OCI”) with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2013 and 2012, there are no instruments classified under this category;

•	Other financial liabilities: measured at amortized cost using the effective interest method.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

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

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 32 “Financial Risk management”.

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

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-20 years
Vehicles, furniture and fixtures and other equipment	5-10 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets’ useful lives are reviewed, and adjusted if appropriate, at each year end.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

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

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2013 and 2012, is approximately 9% per year.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

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

As of December 31, 2013, the carrying amount of goodwill allocated to the Mexico CGUs was USD 662.3 million, of which USD 619.8 million corresponds to steel operations and USD 42.5 million to mining operations.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2013, 2012 and 2011 totaled USD 7.6 million, USD 8.8 million and USD 8.8 million, respectively.

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 (revised) and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S..

Customer relationships are amortized using the straight-line method over a useful life of approximately 10 years.

(7) Trademarks acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S..

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

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

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium’s weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2013 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 9.5%.

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

Except for the impairment in connection with the investment in Usiminas in 2012, during the years 2013, 2012 and 2011, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill). For the impairment in connection with the investment in Usiminas, see note 3.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

(k)	Non-current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of non-current assets classified as held for sale, at December 31, 2013 and 2012 totals USD 17.8 million and USD 12.0 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

(n)	Employee liabilities

(1) Post-employment obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

Prior to January 1, 2013, the liability recognized in the statement of financial position in respect of defined benefit pension plans was the present value of the defined benefit obligation at year end, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation was calculated annually (at year end) by independent actuaries using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions were charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs were recognized immediately in income, unless the changes to the pension plan were conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs were amortized on a straight-line basis over the vesting period.

The Company applied IAS 19 (amended 2011), “Employee benefits”, on January 1, 2013. In accordance with the amended standard, post-employment benefits are accounted as follows:

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Past-service costs are recognized immediately in income.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

As required by IAS 19, comparative figures have been adjusted to reflect the retrospective application.

The main effect of these adjustments in the pension obligations and other post-employment obligations is as follows:

	Year ended
	December 31, 2012	December 31, 2011	December 31, 2010

Effect in Equity	(60,733)	(52,649)	(55,329)

Effect in Liabilities	60,733	52,649	55,329

Deferred income tax liability	(24,880)	(21,515)	(22,430)
Other liabilities	85,613	74,164	77,759

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

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

As of December 31, 2013 and 2012, the outstanding liability corresponding to the Program amounts to USD 19.3 million and USD 15.2 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2013 and 2012, is USD 21.8 million and USD 16.6 million, respectively.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

(p)	Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(q)	Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectability is reasonably assured.

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

The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2013 and 2012, the capitalized borrowing costs amounted to USD 1.1 million and USD 0.3 million, respectively.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

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

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2013, the effective portion of designated cash flow hedges amounts to USD 1.1 million (net of taxes) and is included under “changes in the fair value of derivatives classified as cash flow hedges” line item in the statement of comprehensive income (see Note 31 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 32 “Financial risk management”.

(w)	Segment information

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

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

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. In the comparative information as of December 31, 2012 and 2011, the 50% of the operations and results performed by Peña Colorada are only included under management view, see explanation included in note 14.

Ternium’s Chief Operating Decision Maker (the Chief Executive Officer, “CEO”) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

•	The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

•	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

•	Under IFRS, the results of Peña Colorada are aggregated in equity in earnings of non-consolidated companies until December 31, 2012. Starting on January 1, 2013, these results are included considering 50% of the operations on a line by line basis, see note 14 for further detail. In the comparative information as of December 31, 2012 and 2011, the 50% of the operations and results performed by Peña Colorada are only included under management view.

•	Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

(x)	Critical Accounting Estimates

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

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium’s weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2013 was 9.5% and no impairment charge resulted from the impairment test performed.

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

(3) Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 14.0 million and USD 17.5 million as of December 31, 2013 and 2012, respectively.

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

As of December 31, 2013 and 2012, the Company recorded no allowance for net realizable value and USD 47.8 million and USD 66.1 million, respectively, as allowance for obsolescence.

(5) Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

4.	ACCOUNTING POLICIES (continued)

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

None of the Company’s CGUs were tested for impairment, other than for the investment in Usiminas and goodwill test (see note 4 (x) (1)), in 2013 and 2012, as no impairment indicators were identified. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible. For the impairment in connection with the investment in Usiminas in 2012, see note 3.

(6) Allowances for doubtful accounts

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

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2013 and 2012, allowance for doubtful accounts totals USD 12.8 million and USD 15.3 million, respectively.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

5.	SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

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

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. In the comparative information as of December 31, 2012 and 2011, the 50% of the operations and results performed by Peña Colorada are only included under management view, see explanation included in note 14.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

•	The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

•	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

•	Under IFRS, the results of Peña Colorada are aggregated in equity in earnings of non-consolidated companies until December 31, 2012. Starting on January 1, 2013, these results are included considering 50% of the operations on a line by line basis, see note 14 for further detail. In the comparative information as of December 31, 2012 and 2011, the 50% of the operations and results performed by Peña Colorada are only included under management view.

•	Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

5.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2013
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	8,459,943	386,466	(316,397)	8,530,012
Cost of sales	(6,645,180)	(268,307)	313,195	(6,600,292)

Gross profit	1,814,763	118,159	(3,202)	1,929,720

Selling, general and administrative expenses	(820,338)	(22,973)	—	(843,311)
Other operating income, net	23,070	(56)	—	23,014

Operating income - IFRS	1,017,495	95,130	(3,202)	1,109,423

Management view

Net sales	8,459,943	505,603	(435,534)	8,530,012
Operating income	777,505	219,610	(3,202)	993,913

Reconciliation items:

Differences in Cost of sales				115,510

Operating income - IFRS				1,109,423

Financial income (expense), net				(135,475)
Equity in earnings of non-consolidated companies				(31,609)

Income before income tax expense - IFRS				942,339

Depreciation and amortization - IFRS	(344,413)	(32,718)	—	(377,131)

	Year ended December 31, 2012
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	8,601,134	190,698	(183,778)	8,608,054
Cost of sales	(6,909,538)	(132,766)	175,925	(6,866,379)

Gross profit	1,691,596	57,932	(7,853)	1,741,675

Selling, general and administrative expenses	(804,690)	(4,491)	—	(809,181)
Other operating income, net	(12,261)	380	—	(11,881)

Operating income - IFRS	874,645	53,821	(7,853)	920,613

Management view

Net sales	8,601,134	498,171	(491,251)	8,608,054
Operating income	803,487	265,802	(7,853)	1,061,436

Reconciliation items:

Differences in Cost of sales				(120,118)
Differences related to Peña Colorada (Line by line vs Equity method)				(20,704)

Operating income - IFRS				920,613

Financial income (expense), net				(121,632)
Equity in earnings of non-consolidated companies				(346,833)

Income before income tax expense - IFRS				452,148

Depreciation and amortization - IFRS	(355,246)	(15,608)	—	(370,854)

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

5.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2011
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	9,058,948	213,231	(149,347)	9,122,832
Cost of sales	(6,996,857)	(164,340)	144,875	(7,016,322)

Gross profit	2,062,091	48,891	(4,472)	2,106,510

Selling, general and administrative expenses	(833,431)	(5,931)	—	(839,362)
Other operating income, net	(10,788)	(707)	—	(11,495)

Operating income - IFRS	1,217,872	42,253	(4,472)	1,255,653

Financial income (expense), net				(300,422)
Equity in earnings of non-consolidated companies				10,137

Income before income tax expense - IFRS				965,368

Depreciation and amortization - IFRS	(379,353)	(16,637)	—	(395,990)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2013
	Mexico	Southern region	Other markets	Total

Net sales	4,260,676	2,952,372	1,316,964	8,530,012

Non-current assets (1)	4,314,223	1,078,966	277,210	5,670,399

	Year ended December 31, 2012
	Mexico	Southern region	Other markets	Total

Net sales	4,475,139	2,746,585	1,386,330	8,608,054

Non-current assets (1)	3,902,868	1,220,886	279,570	5,403,324

	Year ended December 31, 2011
	Mexico	Southern region	Other markets	Total

Net sales	4,544,807	2,980,256	1,597,769	9,122,832

Non-current assets (1)	3,420,127	1,230,370	296,401	4,946,898

(1)	Includes Property, plant and equipment and Intangible assets.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

5.	SEGMENT INFORMATION (continued)

REVENUES BY PRODUCT

	Year ended December 31,
	2013	2012	2011

Semi-finished (1)	202,826	192,335	168,911
Hot rolled (2)	3,416,674	3,617,300	3,798,573
Cold rolled	1,314,392	1,342,036	1,458,875
Coated (3)	2,906,477	2,808,765	2,926,301
Roll-formed and tubular (4)	585,627	611,551	657,262

Steel products	8,425,996	8,571,987	9,009,922

Other products (5)	104,016	36,067	112,910

TOTAL SALES	8,530,012	8,608,054	9,122,832

(1)	Semi-finished includes slabs, billets and round bars.
(2)	Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(3)	Coated includes tin plate and galvanized products.
(4)	Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles and steel decks.
(5)	Other products include pre-engineered metal building systems and pig iron.

6.	COST OF SALES

	Year ended December 31,
	2013	2012	2011

Inventories at the beginning of the year	2,000,137	2,123,516	1,943,115
Opening inventories - Peña Colorada (see note 14)	18,006	—	—
Translation differences	(186,609)	(103,129)	(227,982)
Plus: Charges for the year
Raw materials and consumables used and other movements	5,242,806	5,474,845	6,101,699
Services and fees	93,366	114,612	124,233
Labor cost	608,151	552,009	531,750
Depreciation of property, plant and equipment	310,257	306,584	313,871
Amortization of intangible assets	15,851	10,851	16,558
Maintenance expenses	440,328	387,672	332,357
Office expenses	7,034	7,360	5,631
Insurance	14,848	7,743	6,783
Charge of obsolescence allowance	1,245	12,289	6,197
Recovery from sales of scrap and by-products	(42,556)	(44,085)	(40,532)
Others	18,558	16,249	26,158

Less: Inventories at the end of the year	(1,941,130)	(2,000,137)	(2,123,516)

Cost of Sales	6,600,292	6,866,379	7,016,322

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

7.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2013	2012	2011

Services and fees (1)	76,450	97,443	96,750
Labor cost	234,519	212,820	205,938
Depreciation of property, plant and equipment	13,839	8,788	15,057
Amortization of intangible assets	37,186	44,632	50,503
Maintenance and expenses	7,443	6,904	17,648
Taxes	143,834	113,898	120,040
Office expenses	41,254	44,988	37,014
Freight and transportation	271,364	263,083	269,630
(Decrease) Increase of allowance for doubtful accounts	(202)	855	322
Others	17,624	15,770	26,460

Selling, general and administrative expenses	843,311	809,181	839,362

(1)	Includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries during the year ended December 31, 2013 that amounted to USD 4,288, including USD 3,821 for audit services, USD 391 for audit-related services, USD 39 for tax services and USD 37 for all other services.

8.	LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2013	2012	2011
Wages, salaries and social security costs	790,378	699,899	672,689
Termination benefits	19,680	37,176	38,093
Post-employment benefits (Note 22 (i))	32,612	27,754	26,906

Labor costs	842,670	764,829	737,688

9.	OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2013	2012	2011

Results from the sale of sundry assets	1,987	3,916	(4,176)
Provision for legal claims and other matters (Note 20 and 25 (ii))	(7,330)	(5,754)	(29,932)
Fees related to the repurchase of shares from Usiminas (Note 29)	—	—	10,200
Others (1)	28,357	(10,043)	12,413

Other operating (expenses) income, net	23,014	(11,881)	(11,495)

(1)	Includes an insurance collection of USD 11,700 in Argentina in the year 2013.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

10.	OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2013	2012	2011

Net foreign exchange gain (1)	259	7,145	(236,098)
Change in fair value of financial instruments	(12,275)	11,041	7,968
Debt issue costs	(11,097)	(5,814)	(5,078)
Others	(6,055)	(8,791)	(6,483)

Other financial income, net	(29,168)	3,581	(239,691)

(1)	See note 4 (b)(1), in connection with the change in functional currency in Mexican subsidiaries.

11.	INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2013	2012	2011
Current tax	(370,349)	(298,082)	(365,206)
Deferred tax (Note 21)	80,157	37,592	41,533
Effect of changes in tax law on deferred income tax (1)	(57,872)	(5,769)	—
Deferred tax included in Other comprehensive income	(1,683)	2,808	6,701
Recovery of income tax (2)	321	2,224	4,417

Income tax expense	(349,426)	(261,227)	(312,555)

(1)	It includes the effects of the 2014 Mexican tax reform package, which mainly maintained the current 30% corporate income tax rate, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015 and repealed the existing tax consolidation regime.

It also includes the effects of the enactment of a new law in Argentina, which included a 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries.

(2)	The amounts recorded in 2013, 2012 and 2011 corresponded to the recovery of income tax.

Income tax expense for the years ended December 31, 2013, 2012 and 2011 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2013	2012	2011
Income before income tax	942,339	452,148	965,368

Income tax expense at statutory tax rate	(302,741)	(205,408)	(289,252)
Non taxable income	14,799	1,012	5,929
Non deductible expenses	(3,933)	(53,286)	(28,197)
Unrecognized tax losses	—	—	(5,452)
Recovery of income tax	321	2,224	4,417
Effect of changes in tax law	(57,872)	(5,769)	—

Income tax expense	(349,426)	(261,227)	(312,555)

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

12.	PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended December 31, 2013
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	498,757	1,768,194	3,754,450	142,628	1,021,352	52,633	7,238,014

Translation differences	(4,056)	(313,836)	(341,357)	(25,169)	(96,771)	(9,573)	(790,762)
Interest in joint operation (note 14)	—	—	79,002	909	3,233	37	83,181
Additions	7,983	20,235	3,102	3,002	792,504	29,908	856,734
Capitalized borrowing costs	—	—	—	—	1,078	—	1,078
Disposals / Consumptions	—	(2,235)	(12,554)	(3,975)	(544)	(5,425)	(24,733)
Transfers	583	367,369	600,373	8,164	(979,298)	(6,145)	(8,954)

Values at the end of the year	503,267	1,839,727	4,083,016	125,559	741,554	61,435	7,354,558

Depreciation
Accumulated at the beginning of the year	—	(673,934)	(2,005,899)	(116,999)	—	(3,065)	(2,799,897)

Translation differences	—	151,850	286,744	22,786	—	885	462,265
Depreciation charge	—	(90,855)	(223,328)	(7,091)	—	(2,822)	(324,096)
Disposals / Consumptions	—	1,759	7,822	2,216	—	197	11,994
Transfers	—	440	3,430	201	—	—	4,071

Accumulated at the end of the year	—	(610,740)	(1,931,231)	(98,887)	—	(4,805)	(2,645,663)

At December 31, 2013	503,267	1,228,987	2,151,785	26,672	741,554	56,630	4,708,895

	Year ended December 31, 2012
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	476,987	1,720,296	3,791,217	146,526	531,846	37,231	6,704,103

Translation differences	(4,255)	(152,844)	(190,298)	(10,058)	(37,534)	(5,125)	(400,114)
Additions	32,653	703	10,541	5,375	907,618	21,218	978,108
Capitalized borrowing costs	—	—	—	—	349	—	349
Disposals / Consumptions	—	(1,278)	(10,025)	(4,546)	(21,263)	(691)	(37,803)
Transfers	(6,628)	201,317	153,015	5,331	(359,664)	—	(6,629)

Values at the end of the year	498,757	1,768,194	3,754,450	142,628	1,021,352	52,633	7,238,014

Depreciation
Accumulated at the beginning of the year	—	(648,820)	(1,960,146)	(123,936)	—	(2,013)	(2,734,915)

Translation differences	—	76,255	156,373	9,262	—	286	242,176
Depreciation charge	—	(101,891)	(206,962)	(5,182)	—	(1,337)	(315,372)
Disposals / Consumptions	—	522	4,836	2,857	—	(1)	8,214

Accumulated at the end of the year	—	(673,934)	(2,005,899)	(116,999)	—	(3,065)	(2,799,897)

At December 31, 2012	498,757	1,094,260	1,748,551	25,629	1,021,352	49,568	4,438,117

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

13.	INTANGIBLE ASSETS, NET

	Year ended December 31, 2013
	Information system projects	Mining concessions	Exploration costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	165,515	111,321	26,658	290,172	73,665	663,807	1,331,138

Translation differences	(15,518)	—	—	(142)	—	—	(15,660)
Interest in joint operation (note 14)	124	8,533	1,755	—	—	—	10,412
Additions	37,574	—	8,861	—	—	—	46,435
Disposals / Consumptions	(1,014)	—	—	(1,555)	—	(1,500)	(4,069)
Transfers	—	2,507	(2,507)	—	—	—	—

Values at the end of the year	186,681	122,361	34,767	288,475	73,665	662,307	1,368,256

Depreciation
Accumulated at the beginning of the year	(85,985)	(59,732)	—	(156,305)	(63,910)	—	(365,932)

Translation differences	12,217	—	—	—	—	—	12,217
Depreciation charge	(14,490)	(8,700)	—	(28,160)	(1,687)	—	(53,037)

Accumulated at the end of the year	(88,258)	(68,432)	—	(184,465)	(65,597)	—	(406,752)

At December 31, 2013	98,423	53,929	34,767	104,010	8,068	662,307	961,504

	Year ended December 31, 2012
	Information system projects	Mining concessions	Exploration costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	138,022	111,321	17,670	290,321	73,665	663,807	1,294,806

Translation differences	(8,003)	—	—	(149)	—	—	(8,152)
Additions	35,496	—	8,988	—	—	—	44,484

Values at the end of the year	165,515	111,321	26,658	290,172	73,665	663,807	1,331,138

Depreciation
Accumulated at the beginning of the year	(85,259)	(50,849)	—	(125,304)	(55,684)	—	(317,096)

Translation differences	6,653	—	—	—	(6)	—	6,647
Depreciation charge	(7,379)	(8,883)	—	(31,001)	(8,220)	—	(55,483)

Accumulated at the end of the year	(85,985)	(59,732)	—	(156,305)	(63,910)	—	(365,932)

At December 31, 2012	79,530	51,589	26,658	133,867	9,755	663,807	965,206

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2013	2012

At the beginning of the year	1,710,722	94,875

Other comprehensive income	(188,588)	(276,420)
Transfers (1) (2)	(115,153)	208
(Disposals)/Acquisitions	—	2,243,610
Dividends received from non-consolidated companies	(207)	(4,718)
Equity in earnings of non-consolidated companies	(31,609)	(71,499)
Impairment charge	—	(275,334)

At the end of the year	1,375,165	1,710,722

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

Company	Country of incorporation	Main activity	Voting rights at		Value at
			December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	22.71%	22.71%	1,369,820	1,592,340

Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (1)	Mexico	Exploration, exploitation and pelletizing of iron ore	50.00%	50.00%	—	106,167
Exiros B.V. (2)	Netherlands	Holding company	50.00%	50.00%	—	8,986

Other non-consolidated companies (3)					5,345	3,228

					1,375,165	1,710,722

(1)	Until December 31, 2012, Ternium’s investment in Consorcio Minero Benito Juarez Peña Colorada S.A. de C.V. and Peña Colorada Servicios S.A. de C.V. was presented as an investment in non-consolidated companies and its results under the equity in earnings (losses) in non-consolidated companies within the consolidated income statement. Starting on January 1, 2013, and in connection with certain new agreements, the Company began to recognize its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.
(2)	Formerly Lomond Holdings B.V. Until December 31, 2012, Ternium’s investment in Exiros B.V. was presented as an investment in non-consolidated companies and its results under the equity in earnings (losses) in non-consolidated companies within the consolidated income statement. Starting on January 1, 2013, and in connection with an amendment in the shareholders’ agreement, the Company began to recognize its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.
(3)	It includes the investment held in Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

As of December 31, 2013 and 2012, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS
	As of December 31, 2013	As of December 31, 2012

At the beginning of the year	1,592,340	—

Acquisition of participation	—	2,243,610
Dividends received	—	(4,718)
Share of results	(35,267)	(88,556)
Other comprehensive income	(187,253)	(282,662)
Impairment charge	—	(275,334)

At the end of the year	1,369,820	1,592,340

On February 13, 2014, Usiminas approved its annual accounts as of and for the year ended December 31, 2013, which state that revenues, post-tax losses from continuing operations and shareholders’ equity amounted to USD 5,971 million, USD 75 million and USD 7,134 million, respectively.

Summarized balance sheet (in million USD)	USIMINAS
	As of December 31, 2013	As of December 31, 2012

Assets
Non-current	9,348	10,763
Current	4,038	5,276

Total Assets	13,386	16,039

Liabilities
Non-current	3,174	4,335
Current	2,172	2,644

Total Liabilities	5,346	6,979

Minority interest	906	932

Shareholders’ equity	7,134	8,127

Summarized income statement (in million USD)	USIMINAS
	As of December 31, 2013	As of December 31, 2012

Net sales	5,971	6,502
Cost of sales	(5,294)	(6,162)

Gross Profit	677	340
Selling, general and administrative expenses	(422)	(439)
Other operating (loss) income, net	(22)	—

Operating income (loss)	233	(99)
Financial expenses, net	(420)	(253)
Equity in earnings of associated companies	84	31

Loss before income tax	(103)	(321)
Income tax benefit	101	58

Net loss before minority interest	(2)	(263)
Minority interest in other subsidiaries	(73)	(56)

Net loss for the year	(75)	(319)

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

15.	OTHER INVESTMENTS, NET – NON CURRENT

	As of December 31,
	2013	2012
Investments in debt instruments	—	6,950

Other investments, net - Non-current	—	6,950

16.	RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2013	2012
Receivables with related parties (Note 27)	43	115
Employee advances and loans	6,288	7,792
Advances to suppliers for the purchase of property, plant and equipment	22,250	57,347
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 27)	330	4,314
Tax credits	46,828	295
Others	3,668	2,943

Receivables, net - Non-current	79,407	72,806

	As of December 31,
	2013	2012
Value added tax	19,459	73,716
Tax credits	45,963	36,371
Employee advances and loans	8,196	8,922
Advances to suppliers	6,784	32,877
Advances to suppliers with related parties (Note 27)	10	8
Expenses paid in advance	6,068	5,075
Government tax refunds on exports	4,530	3,840
Receivables with related parties (Note 27)	5,581	1,772
Others	15,797	24,631

Receivables, net - Current	112,388	187,212

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

17.	TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2013	2012
Trade receivables	1,754	5,029
Allowance for doubtful accounts (Note 20)	—	—

Trade receivables, net - Non-current	1,754	5,029

	As of December 31,
	2013	2012
Current accounts	659,871	726,986
Trade receivables with related parties (Note 27)	24,385	23,458
Allowance for doubtful accounts (Note 20)	(12,803)	(15,304)

Trade receivables, net - Current	671,453	735,140

18.	INVENTORIES, NET

	As of December 31,
	2013	2012
Raw materials, materials and spare parts	560,720	575,212
Goods in process	934,909	1,001,625
Finished goods	330,098	397,765
Goods in transit	163,228	91,637
Obsolescence allowance (Note 20)	(47,825)	(66,102)

Inventories, net	1,941,130	2,000,137

19.	CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS

	As of December 31,
	2013	2012
(i) Other investments
Deposits with maturity of more than three months	169,503	160,750

Other investments	169,503	160,750

(ii) Cash and cash equivalents
Cash and banks	102,465	98,052
Restricted cash	869	941
Deposits with maturity of less than three months	203,884	461,314

Cash and cash equivalents	307,218	560,307

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

20.	ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non current	Deducted from assets	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters
Year ended December 31, 2013
Values at the beginning of the year	—	17,498
Translation differences	—	(3,753)
Additions	—	11,518
Reversals	—	(4,188)
Uses	—	(7,091)

At December 31, 2013	—	13,984

Year ended December 31, 2012
Values at the beginning of the year	146	15,340
Translation differences	(5)	(1,488)
Additions	—	6,185
Reversals	(141)	(431)
Uses	—	(2,108)

At December 31, 2012	—	17,498

Provisions and allowances - Current	Deducted from assets
	Allowance for doubtful accounts	Obsolescence allowance
Year ended December 31, 2013
Values at the beginning of the year	15,304	66,102
Translation differences	(756)	(2,856)
Interest in joint operation (note 14)	—	679
Additions	1,678	21,396
Reversals	(1,880)	(20,151)
Uses	(1,543)	(17,345)

At December 31, 2013	12,803	47,825

Year ended December 31, 2012
Values at the beginning of the year	16,002	59,911
Translation differences	(174)	(1,676)
Additions	1,442	27,769
Reversals	(445)	(15,480)
Uses	(1,521)	(4,422)

At December 31, 2012	15,304	66,102

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

21.	DEFERRED INCOME TAX

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	As of December 31,
	2013	2012
At the beginning of the year	(644,670)	(710,947)
Interest in joint operation (note 14)	(8,116)	—

Translation differences	49,521	34,428
Effect of changes in tax law (note 11)	(57,872)	(5,769)
Effect of changes in IAS 19 (note 4.n)	—	3,365
Deferred tax credit (charge)	80,156	34,252

At the end of the year	(580,981)	(644,670)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	Fixed assets	Inventories	Intangible assets	Other	Total at December 31, 2013

At the beginning of the year	(515,943)	(68,710)	(48,382)	(166,582)	(799,617)

Translation differences	26,774	1,128	255	29,736	57,893
Interest in joint operation (note 14)	(6,277)	(2,467)	(3,024)	—	(11,768)
Effect of changes in tax law	(26,476)	—	(3,108)	(24,046)	(53,630)
Income statement credit (charge)	5,111	17,369	10,123	25,763	58,366

At the end of the year	(516,811)	(52,680)	(44,136)	(135,129)	(748,756)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other	Total at December 31, 2013

At the beginning of the year	54,659	8,291	18,193	73,804	154,947

Translation differences	(8,054)	109	—	(427)	(8,372)
Interest in joint operation (note 14)	1,806	—	—	1,846	3,652
Effect of changes in tax law	—	—	—	(4,242)	(4,242)
Income statement credit (charge)	9,826	(409)	9,378	2,995	21,790

At the end of the year	58,237	7,991	27,571	73,976	167,775

(1)	As of December 31, 2013, the recognized deferred tax assets on tax losses amount to USD 27,571 and the net unrecognized deferred tax assets amount to USD 17,782. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

21.	DEFERRED INCOME TAX (continued)

The amounts shown in the statement of financial position include the following:

	As of December 31,
	2013	2012
Deferred tax assets to be recovered after more than 12 months	115,201	83,341
Deferred tax liabilities to be settled after more than 12 months	(681,459)	(720,231)

	(566,258)	(636,890)

22.	OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2013	2012
(i) Other liabilities - Non current
Termination benefits	474	3,323
Post-employment benefits	291,822	261,415
Other employee benefits	30,111	41,413
Asset retirement obligation (1)	19,853	—
Other	3,171	4,418

Other liabilities - Non-current	345,431	310,569

(1)	The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2013	2012
Present value of unfunded obligations	313,269	281,822
Fair value of plan assets	(21,447)	(20,407)

Liability in the statement of financial position	291,822	261,415

The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2013	2012
Current service cost	8,355	6,275
Interest cost	22,976	20,821
Amortization of prior service costs	1,281	658

Total included in labor costs	32,612	27,754

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

22.	OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2013	2012
At the beginning of the year	261,415	225,929
Interest in joint operation (note 14)	8,103	—

Transfers, new participants and funding of the plan	7,592	(17,445)
Total expense	32,612	27,754
Remeasurements	7,787	11,708
Translation differences	(2,477)	15,366
Contributions paid	(23,210)	(1,897)

At the end of the year	291,822	261,415

The principal actuarial assumptions used were as follows:

Mexico	Year ended December 31,
	2013	2012
Discount rate	8.50%	8.25%
Compensation growth rate	4.00%	4.00%

Argentina	Year ended December 31,
	2013	2012
Discount rate	7.00%	7.00%
Compensation growth rate	2.00%	2.00%

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.50%	-5.2%	5.7%
Compensation growth rate	0.50%	1.1%	-1.0%
Pension growth rate	0.25%	0.3%	-0.3%
Life expectancy	1 year	-0.2%	0.2%

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

22.	OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2013	2012
(ii) Other liabilities - Current
Payroll and social security payable	92,188	70,070
VAT liabilities	50,765	40,633
Other tax liabilities	46,042	25,698
Termination benefits	4,584	10,459
Related Parties (Note 27)	3,901	3,323
Others	5,846	4,687

Other liabilities - Current	203,326	154,870

23.	DERIVATIVE FINANCIAL INSTRUMENTS

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2013 and 2012 were as follows:

	As of December 31,
	2013	2012
Contracts with positive fair value

Interest rate swap contracts	1,535	—
Foreign exchange contracts	—	64

	1,535	64

Contracts with negative fair value

Interest rate swap contracts	—	(271)

	—	(271)

Derivative financial instruments breakdown is as follows:

(a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2013, most of the Company’s long-term borrowings were at variable rates.

During 2012 and 2013, Tenigal entered into several interest rate starting forward swap agreements that fix the interest rate to be paid over an aggregate amount of USD 100 million, in an average rate of 1.71% to 2.43%. These agreements will be effective starting on July 2014, will be due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2013, the after-tax cash flow hedge reserve related to these agreements amounted to USD 1.1 million.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

23.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2011	(9,627)	2,889	(6,738)

(Decrease) / Increase	(553)	165	(388)
Reclassification to income statement	9,910	(2,973)	6,937

At December 31, 2012	(270)	81	(189)

(Decrease) / Increase	1,805	(541)	1,264
Reclassification to income statement	—	—	—

At December 31, 2013	1,535	(460)	1,075

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2013 (amounting to a gain of USD 1.5 million) is expected to be reclassified to the income statements beginning on July 2014.

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD.

During 2011 and 2012, Prosid Investments entered into several non-deliverable forward agreements to manage the exchange rate exposure generated by Siderar’s debt in ARS against USD. As of December 31, 2013, there is no residual notional amount on this agreement.

The net fair values of the exchange rate derivative contracts as of December 31, 2013 and December 31, 2012 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2013	2012

ARS/USD	ND Forward	1.4 billion ARS	—	64

			—	64

USD: US dollars; ARS: Argentine pesos.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

24.	BORROWINGS

	As of December 31,
	2013	2012

(i) Non-current
Bank borrowings	1,212,070	1,309,743
Less: debt issue costs	(7,190)	(6,990)

	1,204,880	1,302,753

(ii) Current
Bank borrowings	800,791	1,127,007
Less: debt issue costs	(2,847)	(5,397)

	797,944	1,121,610

Total Borrowings	2,002,824	2,424,363

The maturity of borrowings is as follows:

	Expected Maturity Date
	2014	2015	2016 and thereafter	At December 31, (1)
				2013	2012
Fixed Rate	441,300	30,837	14,818	486,955	570,760
Floating Rate	356,644	274,894	884,331	1,515,869	1,853,603

Total	797,944	305,731	899,149	2,002,824	2,424,363

(1)	As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates – which incorporate instruments denominated mainly in US dollars and Argentina pesos and which also include the effect of derivative financial instruments- at year-end were as follows:

	As of December 31,
	2013	2012
Bank borrowings	4.89%	5.99%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2013 and 2012, respectively.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

24.	BORROWINGS (continued)

Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2013	2012

USD	Floating	1,391,298	1,699,371
USD	Fixed	150,790	5,522
ARS	Floating	152	328
ARS	Fixed	313,366	542,686
BRL	Floating	—	18,028
COP	Floating	124,418	135,876
CRC	Fixed	6,975	6,887
GTQ	Fixed	15,825	15,665

		2,002,824	2,424,363

USD: US dollars; ARS: Argentine pesos; BRL: Brazilian reales; COP: Colombian pesos; GTQ: Guatemalan quetzales; CRC: Costa Rican colon.

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

On November 4, 2013, Ternium Mexico entered into a loan agreement with Crédit Agricole Corporate and Investment Bank, acting as Administrative Agent, and The Bank of Tokyo-Mitsubishi UFJ Ltd, HSBC Securities (USA) Inc and Natixis, New York Branch, for a USD 800 million syndicated loan facility for the purpose of the repayment of certain short term debt, a dividend payment and other general purposes. The loan was disbursed on November 8, 2013 and the final maturity date is on November 8, 2018, being payable in eight consecutive and equal semi-annual installments commencing on May 5, 2015.

On November 8, 2013, Ternium Investments fully early repaid a syndicated loan agreement dated as of January 10, 2012, that had been incurred to finance Usiminas’ stake acquisition.

On November 26, 2013, Ternium Mexico repaid in advance USD 100 million of the refinanced loan agreement dated as of April 6, 2011. The outstanding balance of the facility amounted to USD 302 million as of December 31, 2013.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

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

(i) Tax claims and other contingencies

(a) Siderar. AFIP – Income tax claim for fiscal years 1995 to 1999

The Administración Federal de Ingresos Públicos (“AFIP” – the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 13.8 million as of December 31, 2013.

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

On June 8, October 31 and October 15, 2012 the Company was notified of rulings issued by the National Tax Court reducing partially the assessments made by the AFIP for the fiscal years 1997, 1998 and 1999, respectively. The ruling was appealed both by the Company and the AFIP.

Based on the above, the Company recognized a provision amounting to USD 1.4 million as of December 31, 2013 as management considers there could be a potential cash outflow.

(b) Ternium Mexico. SAT – Income tax claim for fiscal year 2004

On January 26, 2012, the Mexican tax authorities notified Ternium Mexico and its subsidiary Acerus S.A. de C.V. of a tax assessment that challenged the value attributed by a predecessor of Acerus to a capital reduction made in 2004 (i.e., prior to the Company’s investment in Ternium Mexico’s predecessor Grupo Imsa in 2007) and assessed an income tax deficiency. The tax authorities asserted that the capital reduction should have been valued at a price significantly higher than the value attributed at the time by the shareholder. The proposed assessment represented an amount of MXN 4,300 million (approximately USD 348 million). On April 2, 2012, Ternium Mexico filed an appeal to this assessment before the Mexican tax authorities and reserved the right to further appeal to the tax courts. Following the enactment of a tax amnesty program in Mexico, in May 2013 Ternium Mexico elected to avoid further litigation and settled this claim, without admitting any liability or wrongdoing, through the payment of a total amount of MXN 420 million (approximately USD 34 million).

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

25.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(c) Companhia Siderúrgica Nacional (CSN) – Lawsuit

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. Such decision is not final and is subject to appeal. Ternium believes that CSN’s allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil’s securities regulator Comissão de Valores Mobiliários (including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement) and, more recently, the first instance court decision on this matter referred to above. Accordingly, the Company did not record any provision in connection with this lawsuit.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 66.2 million and is due to terminate in 2018.

(b) Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 80.3 million.

(c) Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 174.3 million to be expended during the next four years.

(d) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 45.6 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 135.1 million to satisfy the requirements through 2030.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

25.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(e) The production process of Ternium Mexico’s (former Hylsa’s plants) requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply to four of Mexico’s plants of a contracted electrical demand of 111.2 MW, for a contracted amount of USD 0.8 billion, which is due to terminate in 2027. There are no penalties if consumption is lower in 30 MW per year. This contract effectively started on April 30, 2002, and currently supplies approximately 23% of Ternium Mexico’s electricity needs.

(f) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 170 million and the contract will terminate in 2018.

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2013, this reserve reached the above-mentioned threshold.

As of December 31, 2013, Ternium may pay dividends up to USD 5.8 billion in accordance with Luxembourg law and regulations.

Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2013
Share capital	2,004,743

Legal reserve	200,474
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2013 (1)	5,844,993

Loss for the year	(6,947)

Total shareholders’ equity under Luxembourg GAAP	9,457,385

(1)	As a result of the repurchase of its own shares from Usiminas on February 15, 2011 (see Note 29), the Company is required under applicable Luxembourg law to create a new non-distributable reserve in the amount of USD 150 million.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

26.	EARNINGS PER SHARE

As of December 31, 2013, the capital was USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.

For fiscal years 2013, 2012 and 2011, the weighted average of shares outstanding totaled 1,963,076,776, 1,963,076,776 and 1,968,327,917 shares, respectively. See note 29.

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year.

	2013	2012	2011
Profit from continuing operations attributable to equity holders of the Company	455,425	142,043	517,668

Weighted average number of ordinary shares in issue	1,963,076,776	1,963,076,776	1,968,327,917

Basic and diluted earnings per share from continuing operations attributable to equity holders of the Company (USD per share)	0.23	0.07	0.26

27.	RELATED PARTY TRANSACTIONS

As of December 31, 2013, Techint owned 62.02% of the Company’s share capital and Tenaris held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 25.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

27.	RELATED PARTY TRANSACTIONS (continued)

The following transactions were carried out with related parties:

	Year ended December 31,
	2013	2012	2011
(i) Transactions

(a) Sales of goods and services
Sales of goods to non-consolidated parties	23	171	14,182
Sales of goods to other related parties	210,622	216,392	167,786
Sales of services and others to non-consolidated parties	2,270	173	109
Sales of services and others to other related parties	2,004	616	1,682

	214,919	217,352	183,759

(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	228,065	399,495	232,331
Purchases of goods from other related parties	86,883	75,482	58,219
Purchases of services and others from non-consolidated parties	13,433	45,033	44,086
Purchases of services and others from other related parties	234,372	248,647	129,844

	562,753	768,657	464,480

(c) Financial results
Income with non-consolidated parties	—	—	95
Expenses with non-consolidated parties	—	(308)	(21)

	—	(308)	74

(d) Dividends received
Dividends received from non-consolidated parties	207	4,718	—

	207	4,718	—

(e) Other income and expenses
Income with non-consolidated parties	4,597	—	—

	4,597	—	—

(ii) Year-end balances	As of December 31,
	2013	2012
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	5,218	1,102
Receivables from other related parties	24,802	24,243
Advances to suppliers with other related parties	330	4,321
Payables to non-consolidated parties	(40,244)	(84,708)
Payables to other related parties	(35,451)	(68,792)

	(45,345)	(123,834)

(iii) Officers and Directors’ compensation

During the year ended December 31, 2013 the cash compensation of Officers and Directors amounted to USD 13,168. In addition, Officers received 977.000 Units for a total amount of USD 2,611 in connection with the incentive retention program mentioned in note 4 (n)(3).

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

28.	INVESTMENTS IN MEXICO

(a) Investments in Production Plants

On October 4, 2010, Ternium and Nippon Steel & Sumitomo Metal Corporation (formerly Nippon Steel Corporation) signed a definitive agreement to form an operation in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. The company was established in November 2010 and operates under the name of Tenigal, S.R.L. de C.V. Ternium and Nippon Steel hold 51% and 49% participations in Tenigal, respectively.

Tenigal built a hot-dip galvanizing plant in the vicinity of Monterrey City (equivalent to the state-of-the-art equipment now in operation at Nippon Steel & Sumitomo Metal Corporation’s steelworks in Japan) with a production capacity of 400,000 metric tons per year. The investment in the construction of this facility would require a total amount of approximately USD 315 million. The plant initiated production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, during the second half of 2013. Tenigal is expected to serve the requirements of the growing automotive industry in Mexico, including those of the Japanese car makers. As of December 31, 2013, the invested amount totaled USD 298 million.

In addition, Ternium Mexico is currently completing the construction of a new pickling, cold-rolling, annealing and tempering lines at the same site. Some of these lines have already commenced production during the second half of 2013. Part of the output from these lines will be used to supply the Tenigal plant. The investment in the construction of this facility would require a total amount of approximately USD 740 million. As of December 31, 2013, the invested amount totaled USD 641 million.

(b) Investments in Power Plant

Following the execution of an August 2013 memorandum of understanding for the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, as of February 2014, Ternium, Tenaris and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) have completed their initial investments in Techgen, S.A. de C.V., a Mexican project company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Tenaris and Ternium have also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

29.	REPURCHASE OF SHARES FROM USIMINAS CONCURRENTLY WITH SECONDARY PUBLIC OFFERING

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

Related to the dividends distributed on May 10, 2013, May 2, 2012, and June 9, 2011, and as these treasury shares are held by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 2.7 million, USD 3.1 million and USD 3.1 million, respectively, were included in equity as less dividend paid.

30.	OTHER REQUIRED DISCLOSURES

(a)	Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total
At December 31, 2011	(9,627)	2,889	(6,738)	(1,104,964)

(Decrease) / Increase	(553)	165	(388)	(425,447)
Reclassification to income statement	9,910	(2,973)	6,937	—

At December 31, 2012	(270)	81	(189)	(1,530,411)

(Decrease) / Increase	1,805	(541)	1,264	(503,305)
Reclassification to income statement	—	—	—	—

At December 31, 2013	1,535	(460)	1,075	(2,033,716)

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

30.	OTHER REQUIRED DISCLOSURES (continued)

(b)	Statement of cash flows

	Year ended December 31,
	2013	2012	2011
(i) Changes in working capital (1)
Inventories	(115,843)	20,250	(410,088)
Receivables and others	78,797	(86,319)	(8,635)
Trade receivables	58,332	38,219	(136,547)
Other liabilities	58,591	(41,456)	25,332
Trade payables	34,734	92,839	130,646

	114,611	23,533	(399,292)

(ii) Income tax accrual less payments
Tax accrued (Note 11)	349,426	261,227	312,555
Taxes paid	(373,603)	(220,197)	(571,919)

	(24,177)	41,030	(259,364)

(iii) Interest accruals less payments
Interest accrued	132,113	150,302	105,570
Interest paid	(148,982)	(149,486)	(62,523)

	(16,869)	816	43,047

(1)	Changes in working capital are shown net of the effect of exchange rate changes.

31.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2013 and have not been early adopted:

(i) International Financial Reporting Standard 9 (amended 2011), “Financial Instruments”

In November 2009 and October 2010, the IASB issued IFRS 9, “Financial Instruments”. The standard addresses the classification, measurement and recognition of financial assets and liabilities and it replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments.

The Company’s management is currently assessing the potential impact that the application of this standard may have on the Company’s financial condition or results of operations.

32.	FINANCIAL RISK MANAGEMENT

1)	Financial risk factors

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

32.	FINANCIAL RISK MANAGEMENT (continued)

1.1)	Market Risk

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

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2013. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million Exposure to	Functional currency
	USD	ARS

US dollar (USD)	—	(16)
EU euro (EUR)	23	(1)
Argentine peso (ARS)	(7)	—
Mexican peso (MXN)	(276)	—
Colombian peso (COP)	(51)	—
Other currencies	(3)	—

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 2.9 million higher (USD 2.1 million higher as of December 31, 2012), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, trade payables and other liabilities.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 2.4 billion, the currency translation adjustment included in total equity would have been USD 23.4 million lower (USD 24.5 million lower as of December 31, 2012), arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

32.	FINANCIAL RISK MANAGEMENT (continued)

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

Ternium’s nominal weighted average interest rate for its debt instruments, which also includes the effect of derivative financial instruments, was 4.89% and 5.99% for 2013 and 2012, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2013 and 2012, respectively.

Ternium’s total variable interest rate debt amounted to USD 1,516 million (75.7% of total borrowings) at December 31, 2013 and USD 1,843 million (76.0% of total borrowings) at December 31, 2012.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2013, excluding borrowings with derivatives contracts mentioned in Note 23(a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2013 would have been USD 20.2 million lower (USD 21.6 million lower as of December 31, 2012).

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

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

32.	FINANCIAL RISK MANAGEMENT (continued)

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

As of December 31, 2013, trade receivables total USD 673.2 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 3.6 million, credit insurance of USD 518.1 million and other guarantees of USD 12.7 million.

As of December 31, 2013, trade receivables of USD 604.4 million were fully performing.

As of December 31, 2013, trade receivables of USD 53.2 million were past due. These trade receivables as of December 31, 2013, are past due less than 3 months.

The amount of the allowance for doubtful accounts was USD 12.8 million as of December 31, 2013.

The carrying amounts of the Company’s trade and other receivables as of December 31, 2013, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	542
EU euro (EUR)	43
Argentine peso (ARS)	21
Mexican peso (MXN)	158
Colombian peso (COP)	98
Other currencies	3

865

1.3)	Liquidity risk

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

USD million	2014	2015	2016	2017	Thereafter

Borrowings	798	306	338	238	323
Interests to be accrued (1)	54	27	17	8	7
Trade payables and other liabilities	699	3	3	3	26

Total	1,551	336	358	249	356

(1)	These amounts do not include the effect of derivative financial instruments.

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

32.	FINANCIAL RISK MANAGEMENT (continued)

As of December 31, 2013, total borrowings less cash and cash equivalents and other current investments amounted to USD 1,526.1 million.

1.4)	Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.24 and 0.27 as of December 31, 2013 and 2012, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

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

As of December 31, 2013 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Total

(i) Assets as per statement of financial position
Receivables	39,575	—	39,575
Derivative financial instruments	—	1,535	1,535
Trade receivables	673,207	—	673,207
Other investments	58,198	111,305	169,503
Cash and cash equivalents	2,002	305,216	307,218

Total	772,982	418,056	1,191,038

As of December 31, 2013 (in USD thousands)	Derivatives	Other financial liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	44,841	44,841
Trade payables	—	689,092	689,092
Borrowings	—	2,002,824	2,002,824

Total	—	2,736,757	2,736,757

As of December 31, 2012 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Total

(i) Assets as per statement of financial position
Receivables	46,196	—	46,196
Derivative financial instruments	—	64	64
Trade receivables	740,169	—	740,169
Other investments	16,737	150,963	167,700
Cash and cash equivalents	55,016	505,291	560,307

Total	858,118	656,318	1,514,436

As of December 31, 2012 (in USD thousands)	Derivatives	Other financial liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	26,347	26,347
Trade payables	—	727,795	727,795
Derivative financial instruments	271	—	271
Borrowings	—	2,424,363	2,424,363

Total	271	3,178,505	3,178,776

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

32.	FINANCIAL RISK MANAGEMENT (continued)

Fair Value by Hierarchy

Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements. Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

	Fair value measurement as of December 31, 2013 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	305,216	300,211	5,005
Other investments	111,305	64,971	46,334
Derivative financial instruments	1,535	—	1,535

Total assets	418,056	365,182	52,874

Financial liabilities at fair value through profit or loss
Derivative financial instruments	—	—	—

Total liabilities	—	—	—

	Fair value measurement as of December 31, 2012 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	505,291	389,032	116,259
Other investments	150,963	130,926	20,037
Derivative financial instruments	64	—	64

Total assets	656,318	519,958	136,360

Financial liabilities at fair value through profit or loss
Derivative financial instruments	271	—	271

Total liabilities	271	—	271

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

TERNIUM S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012

and for the years ended December 31, 2013, 2012 and 2011

32.	FINANCIAL RISK MANAGEMENT (continued)

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

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2013, the effective portion of designated cash flow hedges amounts to USD 1.1 million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

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

33.	UPDATE AS OF APRIL 30, 2014 (1)

(a)	New commitment with Ferrocarril Mexicano, S.A. de C.V.

Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. Ternium Mexico’s total investment commitment would amount to approximately USD17.4 million, while Ferromex’s would amount to approximately USD6.1 million. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200 metric tons per month in any six-month period. In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

(b)	Update on the commitment with Iberdrola Energía Monterrey, S.A. de C.V.

On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply to four of Ternium Mexico’s plants of a contracted electrical demand of 111.2 MW. Iberdrola currently supplies approximately 23% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD750 thousand per MW of the 111.2 MW contracted capacity, resulting over time in a total value of USD83.4 million. In addition, Iberdrola agreed to recognize to Ternium México USD15 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 2 years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

(1)	This note was added subsequent to the delivery of these financial statements for their approval by the Annual General Meeting of shareholders of the Company to be held on May 7, 2014.