Form 20-F
period 2014-12-31
Ternium S.A.
filed 2015-06-01
CIK 1342874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J.P. Mitrani	Robert S. Risoleo, Esq.
Mitrani, Caballero, Ojam & Ruiz Moreno Abogados	Sullivan & Cromwell LLP
Alicia Moreau de Justo 400, 3rd Floor	1700 New York Avenue, N.W., Suite 700
C1007AAH — Buenos Aires, Argentina	Washington, D.C. 20006-5215
(54-11) 4590-8600	(202) 956-7500

i

CERTAIN DEFINED TERMS

In this annual report, unless otherwise specified or if the context so requires:

•	References to the “Company” refer exclusively to Ternium S.A., a Luxembourg public limited liability company (société anonyme);

•	References in this annual report to “Ternium,” “we,” “us” or “our” refer to Ternium S.A. and its consolidated subsidiaries;

•

References to the “Ternium companies” are to the Company’s manufacturing subsidiaries, namely Ternium México S.A. de C.V., or “Ternium Mexico”, a Mexican corporation, Siderar S.A.I.C., or “Siderar”, an Argentine corporation, Ferrasa S.A.S., or “Ferrasa”, a Colombian corporation, Ternium Internacional Guatemala S.A., or “Ternium Guatemala”, a Guatemalan corporation, Ternium USA Inc., or “Ternium USA”, a Delaware corporation, Las Encinas S.A. de C.V., or “Las Encinas”, a Mexican corporation, and Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V., or “Consorcio Peña Colorada”, a Mexican corporation, and their respective subsidiaries;

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

•	References to “Exiros” comprise Exiros B.V., a Netherlands corporation, and its subsidiaries under the brand “Exiros”;

•	References to “Tecpetrol” refer to Tecpetrol International S.A., a wholly-owned subsidiary of San Faustin;

•	References to “Tenigal” refer to Tenigal S.R.L. de C.V., a Mexican company in which Ternium holds a 51% ownership and Nippon Steel & Sumitomo Metal Corporation holds the remaining 49%;

•

References to “Usiminas” refer to Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, a Brazilian corporation in which we own 32.9% of the ordinary shares. For further information on our investment in Usiminas, see note 3 to our restated consolidated financial statements included elsewhere in this annual report;

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

Currencies

In this annual report, unless otherwise specified or the context otherwise requires:

•	“dollars,” “U.S. dollars,” “USD” or “US$” each refers to the United States of America dollar;

•	“Mexican pesos” or “MXN” each refers to the Mexican peso;

•	“Argentine pesos” or “ARP” each refers to the Argentine peso; and

•	“Brazilian reais” or “BRL” each refers to the Brazilian real.

On December 31, 2014, the U.S. dollar sell exchange rate in Mexico (as published by Banco de México, or the Mexican Bank) was MXN14.7414=USD1.0000, the U.S. dollar sell exchange rate in Argentina (as published by Banco Central de la República Argentina, or the Argentine Central Bank) was ARP8.551=USD1.0000, and the U.S. dollar sell exchange rate in Brazil (as published by Banco Central do Brasil, or the Brazilian Central Bank) was BRL2.6562=USD1.0000. Those rates may differ from the actual rates used in preparation of the Company’s restated consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into any of these currencies.

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

Our Internet Site is Not Part of this Annual Report

We maintain an Internet site at www.ternium.com. Information contained in or otherwise accessible through this website is not a part of this annual report. All references in this annual report to this Internet site are inactive textual references to this URL, or “uniform resource locator” and are for your informational reference only. We assume no responsibility for the information contained on this website.

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

•

the performance of our investment in Usiminas (including the operating and financial performance of Usiminas, and changes in the value of the Brazilian real versus the U.S. dollar) and the uncertainties associated with the ongoing controversies relating to our acquisition of Usiminas shares in October 2014 as well as the controversy that has arisen within Usiminas’ control group. See Item 8 “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” and Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas”;

•	changes in domestic and foreign laws and regulations, including changes relating to tax, trade and foreign exchange matters;

•	regional or general changes in asset valuations;

•	uncertainties as to the result of our iron ore exploration activities or the successful exploitation of our mines;

•	our ability to successfully implement our business strategy or to grow through acquisitions, greenfield and brownfield projects, joint ventures and other investments; and

•	other factors or trends affecting the steel and mining industries generally and our financial condition in particular.

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

The selected consolidated financial data set forth below have been derived from our restated consolidated financial statements for each of the years and at the dates indicated herein. Our restated consolidated financial statements were prepared in accordance with IFRS, and were audited by PricewaterhouseCoopers, société coopérative (formerly PricewaterhouseCoopers S.à r.l.), Cabinet de révision agréé, or “PwC Luxembourg”, an independent registered public accounting firm that is a member firm of the PwC International Ltd. network.

For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, see “Presentation of Certain Financial and Other Information—Accounting Principles” and “Currencies.”

In thousands of U.S. dollars (except number of shares and per share data)	For the year ended December 31,
	2014(1) (restated)	2013	2012(2)	2011(2)(3)	2010(2)(3)
Selected consolidated income statement data
Net sales	8,726,057	8,530,012	8,608,054	9,122,832	7,339,901
Cost of sales	(6,925,169)	(6,600,292)	(6,866,379)	(7,016,322)	(5,560,201)

Gross profit	1,800,888	1,929,720	1,741,675	2,106,510	1,779,700
Selling, general and administrative expenses	(816,478)	(843,311)	(809,181)	(839,362)	(738,304)
Other operating income (expenses), net	71,751	23,014	(11,881)	(11,495)	2,162

Operating income	1,056,161	1,109,423	920,613	1,255,653	1,043,558

Finance expense	(117,866)	(132,113)	(150,302)	(105,570)	(71,228)
Finance income	5,715	(2,358)	11,400	26,190	24,024
Other financial income (expenses), net	42,701	(1,004)	17,270	(221,042)	176,441
Equity in (losses) earnings of non-consolidated companies	(751,787)	(31,609)	(346,833)	10,137	12,867

Income before income tax expense	234,924	942,339	452,148	965,368	1,185,662
Income tax expense	(339,105)	(349,426)	(261,227)	(312,555)	(406,191)

(Loss) Profit for the year	(104,181)	592,913	190,921	652,813	779,470

Attributable to:
Owners of the parent	(198,751)	455,425	142,043	517,668	622,076
Non-controlling interest	94,570	137,488	48,878	135,145	157,394

(Loss) Profit for the year	(104,181)	592,913	190,921	652,813	779,470

Depreciation and amortization	414,797	377,133	370,855	395,988	374,201
Weighted average number of shares outstanding (4)	1,963,076,776	1,963,076,776	1,963,076,776	1,968,327,917	2,004,743,442

Basic (losses) earnings per share (in USD per share) (5) (6)	(0.10)	0.23	0.07	0.26	0.31
Dividends per share (in USD per share)	0.090	0.075	0.065	0.075	0.075

(1)	The consolidated financial statements for the year ended December 31, 2014 previously furnished under Form 6-K dated February 19, 2015 have been restated to reduce the carrying value of the Company’s investment in Usiminas. For a discussion on the write-down of our investment in Usiminas as of September 30, 2014 and the restatement of previously issued financial statements, see note 2 (b) to our restated consolidated financial statements included elsewhere in this annual report.
(2)	Starting on January 1, 2013, Consorcio Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts for the years ended December 31, 2012, 2011 and 2010 show them as investments in non-consolidated companies and their results are included within “Equity in (losses) earnings of non-consolidated companies” in the consolidated income statement.
(3)	Ternium changed prospectively the functional currency of its Mexican subsidiaries to the U.S. dollar, effective as of January 1, 2012. For the periods ended December 31, 2011 and 2010 the functional currency for the Company’s Mexican subsidiaries was the Mexican peso.
(4)	Of the 2,004,743,442 shares issued as of December 31, 2014, Ternium held 41,666,666 through its wholly-owned subsidiary Ternium International Inc., repurchased from Usiminas on February 15, 2011. Such shares were not considered outstanding for purposes of the calculation of the weighted average number of shares.
(5)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement includes the portion attributable to non-controlling interest. Basic earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.
(6)	Diluted earnings per share (expressed in USD per share), equals basic earnings per share.

In thousands U.S. dollars (except number of shares and per share data)	At December 31,
	2014(1) (restated)	2013	2012	2011	2010
Selected consolidated balance sheet data

Non-current assets	6,257,290	7,153,162	7,211,371	5,195,688	5,600,608
Property, plant and equipment, net	4,481,027	4,708,895	4,438,117	3,969,187	4,203,685
Other non-current assets (2)	1,776,263	2,444,267	2,773,254	1,226,501	1,396,923
Current assets	3,348,869	3,219,462	3,655,628	5,547,374	5,499,306
Cash and cash equivalents	213,303	307,218	560,307	2,158,044	1,779,294
Other current assets (3)	3,120,810	2,894,474	3,083,303	3,378,956	3,710,050
Non-current assets classified as held for sale	14,756	17,770	12,018	10,374	9,961

Total assets	9,606,159	10,372,624	10,866,999	10,743,062	11,099,914

Capital and reserves attributable to the owners of the parent (4)	4,697,201	5,340,035	5,369,183	5,711,495	5,833,246
Non-controlling interest	937,502	998,009	1,065,730	1,077,055	1,127,526

Non-current liabilities	1,880,070	2,185,421	2,306,640	1,975,129	2,583,032

Borrowings	900,611	1,204,880	1,302,753	948,495	1,426,574
Deferred tax liabilities	586,523	605,883	657,211	719,061	847,044
Other non-current liabilities	392,936	374,658	346,676	307,573	309,414

Current liabilities	2,091,386	1,849,159	2,125,446	1,979,383	1,556,110

Borrowings	1,264,208	797,944	1,121,610	1,047,641	513,083
Other current liabilities	827,178	1,051,215	1,003,836	931,742	1,043,028

Total liabilities	3,971,456	4,034,580	4,432,086	3,954,512	4,139,142
Total equity and liabilities	9,606,159	10,372,624	10,866,999	10,743,062	11,099,914

Number of shares (4)	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	2,004,743,442

(1)	The consolidated financial statements for the year ended December 31, 2014 previously furnished under Form 6-K dated February 19, 2015 have been restated to reduce the carrying value of the Company’s investment in Usiminas. For a discussion on the write-down of our investment in Usiminas as of September 30, 2014 and the restatement of previously issued financial statements, see note 2 (b) to our restated consolidated financial statements included elsewhere in this annual report.
(2)	As of December 31, 2014, 2013, 2012, 2011 and 2010, includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of USD662.3 million, USD662.3 million, USD663.8 million, USD663.8 million and USD750.1 million, respectively.
(3)	As of December 31, 2014, 2013, 2012, 2011 and 2010, includes financial assets with maturity of more than three months for a total amount of USD150.0 million, USD169.5 million, USD160.8 million, USD281.7 million and USD848.4 million, respectively.
(4)	The Company’s share capital as of December 31, 2014, 2013, 2012, 2011 and 2010 was represented by 2,004,743,442 shares, par value USD1.00 per share, for a total amount of USD2,004.7 million. Of the 2,004,743,442 shares, as of December 31, 2014, Ternium held 41,666,666 through its wholly-owned subsidiary Ternium International Inc., repurchased from Usiminas on February 15, 2011.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

If global macroeconomic conditions deteriorate, the outlook for steel producers would be adversely affected. In particular, a recession or depression in the developed economies (such as the global downturn experienced in 2008 and 2009 and the latest European crisis), or slower growth or recessionary conditions in emerging economies that are substantial consumers of steel (such as China and India, as well as emerging Asian markets, the Middle East, Latin America and the Commonwealth of Independent States regions) would exact a heavy toll on the steel industry, and would depress demand for our products and adversely affect our business and results of operations. The current slowdown in the Chinese economy has had and may continue to have adverse effects on the steel industry, and, accordingly, may adversely affect our business and results of operations.

A protracted fall in steel prices would have a material adverse effect on the results of Ternium, as could price volatility.

Steel prices are volatile and are sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products. For example, steel prices in the international markets, which had been rising quickly during the first half of 2008, fell sharply beginning in the second half of 2008 as a result of collapsing demand and the resulting excess capacity in the industry. The fall in prices during this period adversely affected the results of steel producers generally, including Ternium, as a result of lower revenues and write-downs of finished steel products and raw material inventories. Historically, the length and nature of business cycles affecting the steel industry has been unpredictable. A downturn in steel prices would materially and adversely affect Ternium’s revenues and profitability.

A sudden increase in exports from China could have a significant impact on international steel prices and adversely affect Ternium’s profitability.

China is now the largest worldwide steel producing country, accounting for close to half of the worldwide steel production. Due to the size of the Chinese steel market, a significant slowdown or reduction in steel consumption in that market could cause a sizable increase in the volume of steel offered in the international steel markets, exerting a downward pressure on sales and margins of steel companies operating in other markets and regions, including Ternium. For example, exports of steel products from China to Latin America, which represent approximately 10% of the region’s steel consumption, reached 8 million tons in 2014, a 56% increase year-over-year, reflecting a combination of excess steel capacity and a slight decrease in steel consumption in China.

Excess capacity may hamper the steel industry’s ability to sustain adequate profitability.

In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially on downturn cycles, from substantial over-capacity. Currently, as a result of the 2008 global downturn, the latest European crisis and the increase in steel industry production capacity in recent years, there are signs of excess capacity in all steel markets, which is impacting the profitability of the steel industry. Accordingly, it is possible that the industry’s excess capacity will result in an extended period of depressed margins and industry weakness.

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

Ternium’s larger competitors could use their resources against Ternium in a variety of ways, including by making additional acquisitions, implementing modernization programs, expanding their production capacity, investing more aggressively in product development, and displacing demand for Ternium’s products in certain markets. To the extent that these producers become more efficient, Ternium could confront stronger competition and could fail to preserve its current share of the relevant geographic or product markets. In addition, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and current smaller competitors in the steel market could become larger competitors in the future. For example, in June 2006, Mittal Steel and Arcelor merged to create the world’s largest steel company, ArcelorMittal, and in October 2012 Nippon Steel Corporation and Sumitomo Metal Industries merged to form Nippon Steel & Sumitomo Metal Corporation, or NSSMC, the world’s second largest steel company. Regional players in Ternium’s markets have also experienced consolidation through acquisitions. For further information, see Item 4. “Information on the Company—B. Business Overview—Competition.”

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

In the past, Ternium acquired interests in various companies, including Hylsamex, one of the main steel producers in Mexico; Grupo Imsa, a leading steel processor with operations in Mexico, the United States and Guatemala; and Ferrasa, a Colombian steel producer and processor. Ternium has also formed, together with Nippon Steel (currently, NSSMC), Tenigal for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. In 2012, Ternium acquired a participation in the control group of Usiminas, the largest flat steel producer in Brazil, and in 2014, Ternium acquired a significant additional stake in that company. Our acquisitions or other investments may not perform in accordance with our expectations and could have an adverse impact on our operations and profits. Furthermore, we may be unable to successfully integrate any acquired businesses into our operations, realize expected synergies or accomplish the business objectives that were foreseen at the time of deciding any such investment. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions. These risks, and the fact that integration of any acquired businesses will require a significant amount of time and resources of Ternium’s management and employees, could have an adverse impact on Ternium’s ongoing business and could have a material adverse effect on its business, financial condition and results of operations.

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

We recorded significant goodwill in connection with the acquisition of our Mexican subsidiaries, as well as in our investments in non-consolidated companies in connection with our acquisition of a participation in Usiminas. We performed several impairment tests on our investment in Usiminas and, as of December 31, 2012 and September 30, 2014, wrote it down by USD275.3 million and USD739.8 million, respectively, as described as follows. The September 30, 2014 restatement followed the conclusion of previously disclosed discussions with the Staff of the SEC regarding Staff comments relating to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods. As a result of such discussions, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 recorded an impairment of USD739.8 million as of September 30, 2014, resulting in a carrying value for the Usiminas investment of BRL12 per share. Because of the impairment as of September 30, 2014, the Company did not record a further impairment as of December 31, 2014. The financial statements at December 31, 2014 and March 31, 2015 were restated to reflect the lower carrying value of the Usiminas investment.

As of December 31, 2014, goodwill in connection with our Mexican subsidiaries amounted to USD662.3 million and, following the above mentioned write-downs of our investment in Usiminas, our investment in non-consolidated companies as of December 31, 2014 amounted to USD748.2 million. For further information on the Usiminas impairment risk and its implications, see “—If Usiminas is not able to successfully implement its business strategy, or the business conditions in Brazil or in the global steel and mining industries were to be worse than we expected, the Company may be required to record a significant charge to earnings in the form of an impairment to its investment in Usiminas, which could have a material adverse effect on Ternium’s results, financial condition or net worth”; for a discussion on the write-down of our investment in Usiminas as of September 30, 2014 and the restatement of previously issued financial statements, see note 2 (b) to our restated consolidated financial statements included elsewhere in this annual report.

If Ternium’s management determines in the future that the goodwill from our acquisitions or our investments in non-consolidated companies are impaired, Ternium will be required to recognize a non-cash charge against earnings, which could materially adversely affect Ternium’s results of operations and net worth.

If Usiminas is not able to successfully implement its business strategy, or the business conditions in Brazil or in the global steel and mining industries were to be worse than we expected, the Company may be required to record a significant charge to earnings in the form of an impairment to its investment in Usiminas, which could have a material adverse effect on Ternium’s results, financial condition or net worth.

On January 16, 2012, Ternium, together with its subsidiary Siderar, acquired a participation in the control group of Usiminas, the largest flat steel producer in Brazil, for a total consideration of USD2.2 billion. On October 30, 2014, Ternium acquired additional ordinary shares of Usiminas for a total consideration of USD249.0 million. Ternium owns approximately 32.9% of Usiminas’ ordinary shares, holds 35.6% of the voting rights within Usiminas’ control group and has a 16.8% participation in Usiminas’ results. For further information on the Usiminas transactions, see note 3 to our restated consolidated financial statements included elsewhere in this annual report.

Between 2012 and until September 2014, Usiminas improved its performance and results of operations as a result of the implementation of certain changes in its strategy and business practices. However, results deteriorated during the fourth quarter of 2014 as Brazilian steel-intensive industrial sectors such as the capital goods, durable goods, vehicles and machinery and equipment sectors were adversely affected by low investments, weak consumption, strong imports and high inventories. Further changes to Usiminas’ strategy and business practices may be required in the future in order to recover profitability, and we cannot assure you that such changes will be successful. Under the shareholders agreement governing the rights of the members of Usiminas’ control group, Ternium cannot, without the consensus of one or more of the other shareholder groups party to that agreement, cause the control group to adopt any decision at Usiminas’ shareholders’ meetings or cause the directors nominated by the control group to adopt any decision at Usiminas’ board of directors’ meetings (see Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas”). Accordingly, Ternium cannot, without the consensus of such other shareholder group or groups, implement any change to Usiminas’ business strategy, and therefore any necessary changes may fail to be implemented. In addition, a controversy has arisen within the Usiminas control group with respect to the governance of Usiminas and the rules applicable to the appointment of senior managers, which may make it more difficult to reach consensus within the control group. For further information related to the controversy within the Usiminas control group, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas”.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. There is a significant interaction among the principal assumptions made in estimating Usiminas cash flow projections, which include iron ore and steel prices, foreign exchange and interest rates, Brazilian GDP and steel consumption in the Brazilian market.

Many of the above mentioned drivers of the estimated recoverable value of Usiminas have exhibited a high degree of volatility in the past and may continue to do so in the future, as they are affected by fluctuations in Brazil’s macro-economic variables. Brazil has experienced from time to time varying degrees of economic, political, social and regulatory developments, including fluctuating prices of commodities, fluctuating trade balances, inflation, devaluation, civil unrest, tax increases, changes (including retroactive changes) in the enforcement or interpretation of tax laws and other retroactive tax claims or challenges, and changes in laws or regulations, creating uncertainty regarding the country’s future macro-economic environment. Furthermore, the business conditions in Brazil or the global steel and mining industries could turn out to be worse than those we expected when assessing the value of our investment in Usiminas, which could in turn modify our expectations for the financial return on our investment in Usiminas. For example, as of December 31, 2012 and September 30, 2014, Ternium wrote down its investment in Usiminas by USD275.3 million and USD739.8 million, respectively. The September 30, 2014 restatement followed the conclusion of previously disclosed discussions with the Staff of the SEC regarding Staff comments relating to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods. As a result of such discussions, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 and recorded an impairment of USD739.8 million as of September 30, 2014, resulting in a carrying value for the Usiminas investment of BRL12 per share. Because of the impairment as of September 30, 2014, the Company did not record a further impairment as of December 31, 2014. For a discussion on the write-down of our investment in Usiminas as of September 30, 2014 and the restatement of previously issued financial statements, see note 2 (b) to our restated consolidated financial statements included elsewhere in this annual report.

As of December 31, 2014, following the restatement made as of September 30, 2014, the value of the investment in Usiminas was USD742.3 million. The closing price of the Usiminas’ ordinary shares as quoted on the São Paulo stock exchange, BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros on December 31, 2014, was BRL12.3 (approximately USD 4.6) per share, giving Ternium’s ownership stake a market value of approximately USD769.3 million as of that date.

Ternium reviews the economic policies of Brazil and the expectations relating to the BRL against USD exchange rate on an ongoing basis and will continue to evaluate their impact in the drivers used for calculating the recoverable value of Ternium’s investment in Usiminas. These matters could lead to further reductions in the carrying value of Ternium’s investment in Usiminas, either through currency translation adjustments or impairment charges. Any further write-downs to Ternium’s investment in Usiminas could have a material adverse effect on Ternium’s results of operations or net worth.

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

Changes in exchange rates or any limitation in the ability of the Ternium Companies, including associates, to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.

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

Risks Relating to our Mining Activities

Mining is one of Ternium’s two reporting segments, and iron ore is one of the principal raw materials used by Ternium’s operating subsidiaries in its steelmaking segment. Ternium has equity interests in two iron ore mining companies in Mexico: a 100% interest in Las Encinas and a 50% interest in Consorcio Peña Colorada. In addition, Ternium may seek to expand its mining activities in the future depending upon, among other factors, market conditions and strategic needs. Our present and future mining activities are or would be subject to particular risks, as follows:

Required governmental concessions could be subject to changes or termination, and permits and rights of use and occupancy could be difficult to obtain or maintain, all of which could adversely affect our mining activities and operating costs.

Our mining activities are subject to specific regulations and depend on concessions and authorizations granted by governmental authorities. Amendments to applicable laws and regulations in Mexico may change the terms pursuant to which we are required to pursue our exploration, mining and ore processing activities. For example, on January 1, 2014 a comprehensive tax reform became effective in Mexico, including the enactment of new taxes and royalties over mining activities, which in the case of Ternium’s iron ore mining subsidiaries resulted in a 7.5% royalty on mining profits, calculated on a special tax basis. Additional changes to Mexican laws and regulations may result in new taxes or royalties or require modifications to the processes and technologies used in our mining activities, leading to unexpected capital expenditures and higher costs. If the relevant government authority determines that we are not in compliance with our obligations as concessionaires, it may terminate our concession.

Furthermore, in order to explore or exploit mines it is necessary to obtain the right of use and occupancy of the land where the mines are situated. Even though government regulations frequently establish provisions intended to facilitate the establishment of such rights, in some cases it may be difficult to reach and maintain agreements with the landowners or such agreements may be excessively onerous. If we are unable to establish use and occupancy rights on acceptable terms, our mining activities may be compromised. For example, during 2014, Consorcio Peña Colorada’s shareholders approved the investments required to increase the processing capacity of its crushing, grinding and concentration facilities, aimed at increasing the facility’s processing capacity. If Consorcio Peña Colorada is unable to obtain the relevant environmental permits, this expansion project could be compromised. For further information on the Consorcio Peña Colorada project see Item 4. “Information on the Company—B. Business Overview—Mining—Consorcio Peña Colorada.”

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

Estimates of mine life may require revisions based on actual production figures, changes in reserve estimates and other factors. For example, fluctuations in the market prices of minerals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties or other factors could affect our mine life projections. To the extent that market price fluctuations or changes in our operating and capital costs increase our costs to explore, locate, extract and process iron ore, we may be required to revise our reserve estimates if certain ore reserves become uneconomical to mine in the future.

Our exploration activities are subject to uncertainties as to the results of such exploration; even if the exploration activities lead to the discovery of ore deposits, the effective exploitation of such deposits remains subject to several risks.

Exploration activities are highly speculative, involve substantial risks and may be unproductive. We may incur substantial costs for exploration which do not yield the expected results. The failure to find sufficient and adequate reserves could adversely affect our business. In addition, even if ore deposits are discovered, our ability to pursue exploitation activities may be delayed for a long time during which market conditions may vary. Significant resources and time need to be invested in order to establish ore resources through exploration, define the appropriate processes that shall be undertaken, obtain environmental licenses, concessions and permits (including water usage permits), acquire land, build the necessary facilities and infrastructure for greenfield projects and obtain the ore or extract the metals from the ore. If a project does not turn out to be economically feasible by the time we are able to exploit it, we may incur substantial write-offs.

Our expected costs and capital expenditure requirements for exploration or exploitation activities may vary significantly and affect our financial condition and expected results of operations.

We may be subject to increased costs or delays relating to the acquisition of adequate equipment for the exploration and exploitation of ore deposits. We may also fail to obtain any necessary permits, or experience significant delays in connection with the issuance of such permits. Moreover, we may face increasing costs or capital expenditure requirements related to several factors, including diminished iron ore reserve grades, deeper pits and operational sections of our mines, iron ore deposits within the pit area that are more difficult to locate or extract and increased energy supply requirements that may be difficult to obtain. Adverse mining conditions and other situations related to the operation of the mine, whether permanent or temporary, may lead to a significant increase in our planned capital expenditures and our costs, as well as affect our ability to produce the expected quantities of mineral. If this occurs, our financial condition and expected results of operations may also be negatively affected.

Difficulties in relationships with local communities may adversely affect our mining activities and results of operations.

Communities living or owning land near areas where we operate may take actions to oppose and interfere with our mining activities. Although we make significant efforts to maintain good relationships with such communities, actions taken by them (or by interest groups within those communities) may hamper our ability to conduct our mining activities as planned, request the government to revoke or cancel our concessions or environmental or other permits, prevent us from fulfilling agreements reached with the government in connection with our mining activities, or significantly increase the cost of exploring and/or exploiting the mines, thereby adversely affecting our business and results of operations. For example, in Aquila, Mexico, in 2011, 2012 and 2013, members of certain native communities blocked roads demanding higher compensation for the use of land for mining activities (and these actions prevented Ternium from transporting iron ore from the mines to the pelletizing facilities for periods of time that on some occasions ultimately resulted in a technical stoppage of the mining activities in Aquila). Moreover, in 2013, local communities initiated legal actions aimed at the cancellation of certain permits granted to Las Encinas and to Consorcio Peña Colorada. Although management believes that those legal actions are not likely to succeed, Mexican legislation affords judges the power to preemptively suspend environmental or other permits or concessions, or to take certain other measures, in order to protect the ejidos (land jointly owned by native communities) until a legal action is resolved. An adverse legal decision suspending or cancelling our permits could adversely impact our mining activities and results of operations.

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

As of March 31, 2015, San Faustin beneficially owned 62.02% of our outstanding voting shares and Tenaris, which is also controlled by San Faustin, also held 11.46% of our outstanding voting shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, our controlling shareholder may cause our board of directors to approve an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “—Risk Factors—Risks Relating to our ADSs—Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases” and Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Non-controlling interests in our subsidiaries could delay or impede our ability to complete our strategy.

We do not own one hundred percent of the interests in certain of our subsidiaries.

As of March 31, 2015, approximately 26.03% of Siderar is held by Administración Nacional de la Seguridad Social, or ANSeS, Argentina’s governmental social security agency, approximately 11.68% is publicly held, and approximately 1.34% is held by certain Siderar employees. ANSeS became a significant shareholder of Siderar in the last quarter of 2008 as a result of the nationalization of Argentina’s private pension system, which caused assets under administration of Argentina’s private pension funds—including significant interests in publicly traded companies, such as Siderar, held by such funds—to be transferred to ANSeS.

Ternium holds a 51% ownership interest in Tenigal, and NSSMC holds the remaining 49%. We also have a participation in the control group of Usiminas. For further information on the Usiminas investment, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas”.

The existence of non-controlling interests in these companies could prevent Ternium from taking actions that, while beneficial to Ternium, might not be beneficial to each relevant subsidiary, considered separately. As a result, we could be delayed or impeded in the full implementation of our strategy or the maximization of Ternium’s competitive strengths.

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

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States. If problems such as deterioration in Mexico’s economic conditions reemerge (for example, as a result of lower revenues due to oil price decline) or there is a future re-emergence of social instability, political unrest, reduction in government spending or other adverse social developments, foreign exchange and financial markets may exhibit continued volatility, which, depending on its severity and duration, could adversely affect the business, results of operations, financial condition or liquidity of Ternium. Moreover, adverse economic conditions in Mexico could result in, among other things, higher interest rates accompanied by reduced opportunities for refunding or refinancing, reduced domestic consumption of Ternium’s products, decreased operating results and delays in the completion of ongoing and future capital expenditures.

Regulatory changes in Mexico could adversely impact our results of operations and net results.

Mexico has recently experienced a period of economic reform. In December 2012, new labor regulations became effective in Mexico. The most relevant aspects of those regulations were a reassessment of the status of third-party workers, changes in rest periods, and an increase in the amounts of fines and penalties applicable for violations of the regulations. In addition, in 2014 a comprehensive tax reform became effective in Mexico. Among other things, the reform maintained the corporate income tax at 30% (eliminating the scheduled reduction to 29% in 2014 and 28% in 2015); repealed the tax consolidation regime, limiting Ternium’s ability to perform fiscal consolidation among its Mexican subsidiaries beginning as of January 1, 2014; introduced a 10% withholding tax on dividend distributions; and created a new royalty over mining activities, which in the case of Ternium’s iron ore mining subsidiaries resulted in a 7.5% royalty on mining profits calculated on a special tax basis. These measures resulted in a deferred tax loss of USD22.3 million in Ternium’s 2013 results. Any additional new changes to Mexican regulations, including regulations imposing new obligations that may be issued as part of the energy reform agenda, could adversely impact our results of operations and net results.

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

Argentina

Approximately 14% of Ternium’s consolidated net assets are located in Argentina and a significant portion of its sales are made in Argentina through its subsidiary, Siderar. Most of Siderar’s sales revenue is affected by market conditions in Argentina and changes in Argentina’s gross domestic product, or GDP, and per capita disposable income. Accordingly, Siderar’s business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Argentina. For more information on Ternium’s sales in Argentina, see Item 4. “Information on the Company—B. Business Overview—Sales—Southern Region.”

Economic and political instability in Argentina, which on several occasions resulted in economic uncertainties and recession, may occur in the future, thereby adversely affecting our business, financial condition and results.

Our business and results of operations in Argentina depend on macroeconomic conditions, among other factors. Domestic sales of Siderar were severely affected by Argentina’s political and economic crisis in 2001-2002. Steel shipments to the Argentine domestic market were again disrupted during the 2008-2009 downturn in the global economy. More recently, steel shipments to the Argentine domestic market stagnated starting in 2012, as economic growth in Argentina slowed down significantly.

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

Furthermore, certain bondholders that did not participate in Argentina’s restructurings of a substantial portion of its sovereign indebtedness following the Argentine default in 2002, which took place in 2005 and 2010, have sued Argentina for full payment. This litigation has effectively limited Argentina’s access to international capital markets. A lack of financial alternatives could impair Argentina’s ability to sustain the economy’s activity level and foster economic growth.

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

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Beginning in 2004, inflation indicators began showing significant year-over-year increases, signaling a trend characteristic of an inflationary economy. The pace of inflation has increased rapidly and significantly over the last few years. Since 2007 Argentina’s official inflation data published by the Instituto Nacional de Estadística y Censos, or INDEC, Argentina’s national statistics institute, have been subject to changes in calculation; following the implementation of such changes, the official inflation figures have been consistently disputed by independent economists. For example, the annual inflation rates based on consumer data published by INDEC (IPC GBA) during the period 2008-2013 were in all cases below 11%, while private estimates, on average, refer to annual rates of inflation significantly higher than those published by INDEC. On February 1, 2012, the International Monetary Fund’s executive board approved a decision that called on Argentina to implement specific measures to address the quality of the official data reported to the International Monetary Fund. In February 2014, INDEC stopped issuing the IPC GBA index and replaced it with a new national consumer price index (IPCNu) based on a different methodology. Under the IPCNu, consumer price index rose 23.9% in 2014. As of the date of this annual report, the International Monetary Fund’s executive board has not issued a final assessment regarding the compliance of the IPCNu index with the requirements imposed by its February 1, 2012 decision.

Sustained high inflation in Argentina could negatively impact our results of operations and financial position as peso-denominated costs (mainly labor-related costs) at Siderar increase, thereby affecting its cost-competitiveness and adversely affecting its margins. In addition, a high inflation economy could undermine Argentina’s foreign competitiveness in international markets and negatively affect the economy’s activity and employment levels. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Siderar could be affected by inflation in the future.

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

Restrictions on the imports of key steelmaking inputs for Siderar’s operations in Argentina could adversely affect Siderar’s production and, as a result, revenues and negatively impact Ternium’s results of operations.

Some of Siderar’s key steelmaking inputs, including iron ore and coking coal, are imported into Argentina. The Argentine government has implemented significant import restrictions, which may affect the availability of key steelmaking inputs for our operations in Argentina. All payments on imports of goods and services must be approved by the Argentine federal tax authority and other authorities, such as the Secretary of Commerce. The authorization criteria for such imports have not been determined in the applicable regulations. Among other factors, fluctuations in Siderar’s export levels may impact our ability to obtain the necessary approvals. Such import restrictions could delay imports and, if sustained, adversely affect our business, operations and growth projects in Argentina. In addition, they could affect Siderar’s exports from Argentina, considering that foreign countries may adopt and implement counter-measures. For additional information on current Argentina’s current exchange controls and restrictions, see Item 10. “Additional Information—D. Exchange Controls.”

Restrictions or an increase of the costs on the supply of energy to Siderar’s operations in Argentina could curtail Siderar’s production and negatively impact Ternium’s results of operations.

In recent years, there has been an insufficient level of investment in natural gas and electricity supply and transport capacity in Argentina, coupled with a substantial increase in demand for natural gas and electricity. This in turn resulted in shortages of natural gas and electricity to residential and industrial users including Siderar during periods of high demand. Such shortages may, in the future, result in significant price increases for gas and electricity. Siderar’s operations experienced constraints in their natural gas supply requirements and interruptions in their electricity supply at peak hours on many occasions. If demand for natural gas and electricity increases and a matching increase in natural gas and electricity supply and transport capacity fails to materialize on a timely basis, Siderar’s production in Argentina (or that of its main customers and suppliers) could be curtailed, and Siderar’s sales and revenues could decline. In addition, the Argentine government announced a cut-off in the government’s subsidies to the price of the natural gas and electricity on several occasions. An increase in Siderar’s energy costs may adversely affect Siderar’s results of operations. See “—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, slabs and energy could adversely affect Ternium’s profitability” above.

Colombia

Ternium has manufacturing operations and assets located in Colombia and some of its sales are made in Colombia. The majority of Ternium’s revenues from its Colombian operations, therefore, are affected by market conditions in Colombia and to changes in Colombia’s GDP, and per capita disposable income. In addition, Colombia has experienced internal security issues and political tensions with some of its neighboring countries, in particular Venezuela and Ecuador, which have had or could have a negative effect on the Colombian economy. Accordingly, Ternium’s business could be adversely affected by economic, political and regulatory developments in Colombia.

Certain Regulatory Risks and Litigation Risks

International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.

International trade-related legal actions and restrictions pose a constant risk for Ternium’s international operations and sales throughout the world. We purchase steel products, including significant quantities of steel slabs, for our operations in Mexico (which we obtain from various suppliers in Mexico and overseas), and we also purchase steel products for our operations in Colombia (which we obtain from our subsidiaries overseas and from various suppliers in Colombia and overseas). Steel products are, subject to certain conditions, imported under zero or low import duties. In the future, the Mexican or Colombian governments may increase the applicable duties or impose restrictions in the quantities allowed to be imported.

Increased trade liberalization has reduced certain of Ternium’s imported input costs and increased Ternium’s access to many foreign markets. However, greater trade liberalization in its domestic markets is increasing competition for Ternium in such markets. In recent years, as a consequence of the global downturn and the economic slowdown in China, the number of antidumping and countervailing actions limiting trade has increased substantially. Accordingly, producers from certain countries find themselves excluded from certain markets and in need to find alternatives for their products. As a result, Ternium’s domestic market share could be eroded in the face of foreign imports, and Ternium’s increased exports to foreign markets where import barriers have been reduced may not completely offset domestic market share losses resulting from increased foreign competition.

Countries can impose restrictive import duties and other restrictions on imports under various national trade laws. The timing and nature of the imposition of trade-related restrictions potentially affecting Ternium’s exports are unpredictable. Trade restrictions on Ternium’s exports could adversely affect Ternium’s ability to sell products abroad and, as a result, Ternium’s profit margins, financial condition and overall business could suffer. One significant source of trade restrictions results from countries’ imposition of so-called “antidumping” and “countervailing” duties, as well as “safeguard measures.” These duties can severely limit or altogether impede an exporter’s ability to export to relevant markets. In several of Ternium’s export destinations, such as the United States or Europe, safeguard duties and other protective measures have been imposed against a broad array of steel imports in certain periods of excess global production capacity, as is currently the case. Furthermore, certain domestic producers have filed antidumping and/or countervailing duty actions against particular steel imports. Some of these actions have led to restrictions on Ternium’s exports of certain types of steel products to certain steel markets. As domestic producers’ filing of such actions is largely unpredictable, additional antidumping duties, countervailing duties or other such import restrictions could be imposed in the future, limiting Ternium’s export sales to and potential growth in those markets. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade regulations.”

The cost of complying with environmental regulations and potential environmental and product liabilities may increase our operating costs and negatively impact our business, financial condition, results of operations and prospects.

Our steelmaking and mining activities are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management due to the risks inherent in the industries in which we operate. Laws and regulations protecting the environment have become increasingly complex and more stringent in recent years, leading to higher costs of compliance.

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

Some of the activities for which Ternium supplies products, such as canning for consumption, construction and the automotive industry, are subject to inherent risks that could result in death, personal injury, property damage or environmental pollution, and subject us to potential product liability risks that could extend to being held liable for the damages produced by such products. Furthermore, Ternium’s products are also sold to, and used in, certain safety-critical appliances. Actual or claimed defects in our products may give rise to claims against us for losses suffered by our customers and expose us to claims for damages. The insurance we maintain may not be adequate or available to protect us in the event of a claim, its coverage may be limited, canceled or otherwise terminated, or the amount of our insurance may be less than the related impact on enterprise value after a loss.

Risks Relating to our ADSs

The market price for our ADSs could be highly volatile.

Volatility in the price of our ADSs may be caused by factors within or outside of our control and may be unrelated or disproportionate to Ternium’s operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as announcements of transactions, investments, or changes in strategies or business plans of Ternium or its competitors, could adversely affect the trading price of our ADSs, regardless of the likely outcome of those developments. Broad market and industry factors could adversely affect the market price of our ADSs, regardless of its actual operating performance. As an example of this volatility, the price of our ADSs closed at USD45.18 on June 2, 2008, and fell to a low of USD4.55 on November 20, 2008. In 2009 and 2010, the price of our ADSs generally recovered to a high closing price of USD43.26 on January 5, 2011, but then fell to a 2011 low of USD15.54 on November 29, 2011. The price of our ADSs was generally in the range of USD17.6 to USD24.9 in 2012, in the range of USD19.2 to USD31.3 in 2013 and in the range of USD16.2 to USD32.2 in 2014. See Item 9 “The Offer and Listing—A. Offer and Listing Details.”

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

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors is authorized to waive, limit or suppress such preemptive subscription rights until 2020. The Company, however, may issue shares without preemptive rights only if the newly issued shares are issued:

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

Item 4. Information on the Company

Overview

Ternium is a leading steel producer in Latin America. We manufacture and process a broad range of value-added steel products, including galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, hot-rolled flat products, cold-rolled products, bars and wire rods as well as slitted and cut-to-length offerings through our service centers. Our customers range from large global companies to small businesses operating in the construction, automotive, home appliances, capital goods, container, food and energy industries.

With approximately 16,900 employees and an annual production capacity of 11.0 million tons of finished steel products and 4.0 million tons of iron ore pellets (most of which are used in our steelmaking activities) as of December 31, 2014, Ternium has production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, iron ore mines in Mexico, and a network of service and distribution centers throughout Latin America that provide it with a strong position from which to serve its core markets. In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian steel market. Our proximity to local steel consuming markets enable us to differentiate from our competitors by offering valuable services to our customer base across Latin America. Our favorable access to iron ore sources and proprietary iron ore mines in Mexico provide reduced logistics costs, and our diversified steel production technology enables us to adapt to fluctuating input-cost conditions.

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

In 2014, 56.1% of Ternium’s net sales of steel products were made to Mexico, 30.5% to the Southern Region (which is comprised of sales to customers in Argentina, Bolivia, Chile, Paraguay and Uruguay), and 13.4% to other markets (including major shipment destinations, such as Colombia, the United States and Central America, as well as other international destinations). In 2014, Ternium’s net sales were USD8.7 billion, operating income was USD1.1 billion, and net loss attributable to owners of the parent was USD198.8 million.

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

Ternium

Ternium’s origins began in September 1961 with the founding of Propulsora Siderúrgica, or Propulsora, by San Faustin’s predecessor in Argentina. Propulsora began its operations as a producer of cold-rolled coils in December 1969 and in the early 1990s began to evolve through a series of strategic investments aimed at transforming Propulsora into an integrated steel producer. In 1993, Propulsora merged with Aceros Paraná S.A. (a company formed by the Argentine government in connection with the privatization of Somisa, at that time the main integrated producer of flat steel in Argentina) and three other affiliated steel industry companies. After the merger, Propulsora changed its name to Siderar S.A.I.C. San Faustin held a controlling interest in Siderar, with the remainder being held mainly by Usiminas, certain former employees of Somisa, and the public.

In December 1997, a consortium formed by San Faustin, Siderar, Usiminas, Hylsamex and Sivensa won the bid in the privatization of a controlling interest in Sidor, the largest steel company in Venezuela.

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

On August 25, 2010, Ternium completed the acquisition of a 54% ownership interest in Ferrasa and, on April 7, 2015, Ternium acquired the remaining 46% minority interest. Ferrasa has a 100% ownership interest in Siderúrgica de Caldas S.A.S. and Perfilamos del Cauca S.A.S., both of which are also Colombian companies. Through this investment, Ternium expanded its business and commercial presence in Colombia.

In November 2010, Ternium and NSSMC established Tenigal, with each company holding 51% and 49% participations, respectively. Tenigal completed the construction of a hot dip galvanizing plant in the vicinity of Monterrey City, Mexico, which commenced production in the third quarter of 2013. Tenigal was designed to produce high grade and high quality galvanized and galvannealed automotive steel sheets, including outer panel and high strength qualities.

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l., or “Ternium Investments”, Siderar and its wholly-owned subsidiary Prosid Investments S.A. or “Prosid”, and Confab Industrial S.A., a subsidiary of Tenaris, or “TenarisConfab,” joined the existing control group of Usiminas, a leading steel company in the Brazilian flat steel market, through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively, and formed the so called Ternium/Tenaris (T/T) Group. Ternium Investments, Siderar (and Prosid) and TenarisConfab entered into an amended and restated Usiminas shareholders agreement with NSSMC, Mitsubishi and Metal One (comprising the so-called “Nippon Group”) and Previdência Usiminas or “CEU”, Usiminas’ employee pension fund. The shareholders agreement governs the rights and obligations of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the Usiminas control group.

On October 30, 2014, Ternium Investments acquired 51.4 million additional ordinary shares of Usiminas from Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI. Following this transaction, Ternium, through its subsidiaries Ternium Investments, Siderar and Prosid, owns 166.1 million ordinary shares of Usiminas, representing 32.9% of Usiminas’ ordinary shares (and a 16.8% participation in Usiminas’ results). Of these, 114.7 million ordinary shares are subject to the shareholders agreement that governs the rights and obligations of the members of Usiminas’ control group (representing a 35.6% interest within that group), while the 51.4 million shares acquired in October 2014 as described above are not subject to the shareholders agreement, although during the term of that agreement Ternium is required to vote such shares in accordance with the control group’s decisions. For further information on the Usiminas investment, see note 3 to our restated consolidated financial statements included elsewhere in this annual report.

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

•

Pursue strategic growth opportunities. We have a history of strategically growing our businesses through acquisitions and joint ventures. In addition to strongly pursuing organic growth, we intend to identify and actively pursue growth-enhancing strategic opportunities to consolidate Ternium’s presence in its main markets and expand it to the rest of Latin America, increase its upstream integration, expand its offerings of value-added products, increase its steel production, and increase its distribution capabilities. For a description of some of the risks associated with Ternium’s growth strategy, see Item 3. “Key Information—D. Risk Factors—Risks Relating to our Business—Future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.”

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

Coated products: galvanized sheets are produced by adding a layer of zinc to cold-rolled coils, which are afterwards cut into sheets. Galvanized sheets are used in the automotive, construction and home appliances industries. Galvanized coils can also be further processed with a color coating to produce pre-painted sheets, resulting in a product that is mainly sold for building coverings, manufacturing of ceiling systems, panels, air conditioning ducts, refrigerators, air conditioners, washing machines and several other uses. Ternium also offers, under the trademark Zintroalum in Mexico and Cincalum in Argentina, a distinctive type of galvanized product with coating composition that contains approximately 55% aluminum and 44% zinc to improve product performance for the construction industry, including rural, industrial and marine sites. Tinplate, given its resistance to corrosion and its mechanical and chemical characteristics, is mainly sold to the packaging industry for food canning, sprays and paint containers. Tinplate is produced by coating cold-rolled coils with a layer of tin.

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

Ternium’s aggregate production capacity of finished steel products as of December 31, 20141, calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process, was approximately 11.0 million tons, of which 7.2 million tons correspond to facilities located in Mexico, 2.9 million tons correspond to facilities located in the Southern Region and 0.9 million tons correspond to facilities located in other markets. Ternium’s aggregate production capacity of iron ore pellets as of December 31, 2014, was 4.0 million tons. Such iron ore products are mainly sold inter-company for the production of steel products by our steel segment.

1	The capacity information as of December 31, 2014, excludes our service center in Panama, sold on January 20, 2015, and our service center in Honduras, permanently closed in the first quarter of 2015. Our customers in Honduras are now served from other facilities. For more information related to the sale of our service center in Panama, see Item 5 “Operating and Financial Review and Prospects— G. Recent Developments”.

Steel production facilities, service centers and distribution centers

The assets described in this section are owned by Ternium’s operating subsidiaries. The following table provides an overview, by type of asset, of Ternium’s production capacity as of December 31, 20141:

Production asset	Quantity	Capacity (thousand tons per year) [2]
		Mexico	Argentina	Other	Total
Coke Plant	4		1,100		1,100
Sinter Plant	1		1,480		1,480
Direct Reduced Iron Plant	3	2,710			2,710
Blast Furnace	2		3,220		3,220
Electric Arc Furnace	5	4,010		190	4,200
Basic Oxygen Furnace	3		3,500		3,500
Vacuum Degassing	2	840	1,200		2,040
Thin Slab Continuous Caster	1	2,330			2,330
Slab Continuous Caster	2		5,630		5,630
Billet Continuous Caster	3	1,600		190	1,790
Hot-rolling Mill (flat products)	4	5,990	2,850		8,840
Skin—Pass Mill	4	2,630	990		3,620
Hot-rolling Mill (long products)	4	1,110		200	1,310
Pickling Line	9	5,150	1,910		7,060
Cold-Rolling Mill (Tandem or Reversing)	10	3,620	1,840		5,460
Electrolytic Cleaning	5	1,940	230		2,170
Annealing Line	5	1,590	1,330		2,920
Temper Mill	7	2,040	2,020		4,060
Tension-Leveling / Inspection Line	9	1,130	1,150		2,280
Electro-Tinplating line	1		160		160
Hot Dip Galvanizing Line	13	1,810	600	380	2,790
Electro-Galvanizing Line	1		110		110
Color—Coating Line	8	620	120	190	930
Slitter	33	1,990	420	310	2,720
Cut to length	36	570	1,000	190	1,760
Roll forming Line	35	510	460	230	1,200
Panel Line	4	80			80
Profile Line	16	180		110	290
Tube Line	21	540	190	60	790
Wire drawing Lines	14			100	100
Wire Mesh Lines	2			40	40
Rebar Processing Lines[3]	41			180	180

[1]

The capacity information as of December 31, 2014, excludes our service center in Panama, sold on January 20, 2015, and our service center in Honduras, permanently closed in the first quarter of 2015. Our customers in Honduras are now served from other facilities. For more information related to the sale of our service center in Panama, see Item 5 “Operating and Financial Review and Prospects— G. Recent Developments”.

[2]

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

Ternium made progress in several projects under the Guerrero investment plan launched in 2013 encompassing industrial safety, environmental sustainability, maintenance and facility overhaul. During 2014, civil works started in a number of projects in the iron ore reduction facilities, the steel shop and the cold-rolling mills, and engineering studies started for additional projects in the mentioned facilities. These capital expenditure programs aim at implementing the highest standards in environmental and safety norms at Ternium’s Guerrero unit in Mexico. For more information on Ternium’s environmental and safety projects see “—B. Business Overview—Capital Expenditure Program.”

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

Pesquería industrial center: located in Nuevo León, Mexico, the Pesquería industrial center produces cold-rolled and galvanized coils for the automotive industry, among other industrial sectors. The cold-rolling mill processes hot-rolled coils sourced from Ternium Mexico’s Churubusco and Guerrero units, and third parties. Tenigal purchases hot-rolled coils mainly from NSSMC; hot-rolled coils are processed at the Pesquería cold-rolling mill and then used in the production of galvanized products.

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

San Nicolás unit: located in the Province of Buenos Aires, Argentina, the San Nicolás unit produces hot-rolled, cold-rolled and tinplate coils for the construction, industrial and packaging sectors and for further processing in other Siderar units. The San Nicolás unit includes an integrated facility based on blast furnace and basic oxygen furnace technologies, supplemented with a sinter plant, coking batteries, a by-product plant and a power plant. It uses metallurgical coal and iron ore lumps, pellets and fines as main raw materials. The facility sources all of its coal and iron ore needs from the international markets, shipped to its own port on the banks of the Paraná river. It sources the natural gas from the Argentine grid, produces most of its electricity needs in its own power plant and sources its net requirements of electricity from the Argentine grid. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview— Raw Materials, Slabs, Energy and Other Inputs.”

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

Other Markets. Ternium has thirteen steel production and/or processing units in Colombia, Central America and the United States, consisting of one integrated long steel-making plant, two downstream flat steel processing plants, comprising coating facilities (one of which includes a steel service center), and ten steel service centers. In addition, Ternium has four steel retail distribution centers aimed at serving customers mainly in the construction sector.

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

Bogotá, Cali Ferrasa, Montería and Manizales Ferrasa: the Bogotá unit in Cundinamarca, Colombia, the Cali Ferrasa unit in Valle del Cauca, Colombia, the Montería unit in Córdoba, Colombia and the Manizales Ferrasa unit in Caldas, Colombia, are steel service centers that produce customized rebar-based products for the construction industry. These plants process rebar received from Ferrasa’s Manizales unit and rebar purchased in the international markets.

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

San Salvador and Managua units: the San Salvador unit in San Salvador, El Salvador, and the Managua unit in Managua, Nicaragua, are steel service centers that produce roll-formed products for the construction industry. These plants process coated coils received mainly from Ternium Mexico’s Villa Nueva unit.

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

Mining Production Facilities

Ternium has iron ore production facilities in Mexico. We have a 100% interest in Las Encinas, and a 50% interest in Consorcio Peña Colorada, and conduct our mining activities through these companies. Most of our iron ore production is consumed internally and small quantities are sold to third parties. The following table provides an overview of Ternium’s active mining operations:

Company	Location	Type of Mine
Las Encinas	Aquila, Michoacán	Open pit
Las Encinas	El Chilillo, Jalisco	Open pit
Consorcio Peña Colorada	Minatitlán, Colima	Open pit

In addition, Las Encinas owns two other mines, El Encino and Cerro Nahuatl, which are substantially exhausted.

The following table provides an overview, by type of facility, of Ternium’s production capacity as of December 31, 2014:

Production facility	Las Encinas		Consorcio Peña Colorada(1)
	Quantity	Capacity(2)	Quantity	Capacity(2)
Crushing Plant	2	5,300	1	11,000
Concentration Plant(3)	1	3,500	1	10,000
Pelletizing Line	1	1,900	2	4,100

(1)	Figures correspond to total capacity. Ternium has a 50% interest in Consorcio Peña Colorada.
(2)	In thousands of tons per year. Crushing capacity for Las Encinas includes crushing lines located in Aquila and in El Encino.
(3)	The concentration plant capacity figures refer to the plants’ iron ore processing capacity. The plants’ actual iron ore concentrate production depends on the iron ore grade of the processed material.

Las Encinas

Las Encinas produces iron ore pellets and magnetite concentrate in Mexico. At present, Las Encinas operates the Aquila open pit mine located in Michoacán and the El Chilillo open pit mine located in Jalisco.

The Las Encinas facilities include two crushing plants (located close to each of the Aquila and El Encino mines), and a concentration and pelletizing plant located in Alzada, Colima, approximately 160 kilometers from Aquila. Its major processing facilities (crushing, concentration and pelletizing facilities) include two primary crushers and a dry cobbing plant in Aquila, and horizontal and vertical ball mills and several stages of magnetic separation in Alzada. The iron ore pre-concentrate is transported from Aquila to a transfer station at Tecoman, Colima, by truck and from Tecoman to Alzada by rail and truck for processing in the concentration plant. The iron ore extracted from El Chilillo is transported by truck to El Encino to be processed in our crushing facility. The crushed iron ore is transported from El Encino to Alzada by cableway or by truck for processing in the concentration plant. In addition, El Encino may receive, from time to time, magnetite iron ore purchased by Las Encinas from other local concessionaires. The iron ore pellets produced in Alzada are transported by rail to Ternium Mexico’s integrated facilities in Monterrey and Puebla. The Aquila and El Encino operations and the Alzada facilities receive electrical power from the Comisión Federal de Electricidad, or CFE, the Mexican state-owned electric utility.

Active mines

At the Aquila site, Las Encinas holds mining rights for the extraction of iron ore over 73 hectares. The Aquila operations (including an open pit mine and crushing facilities) stand on 383 hectares, which are leased to Las Encinas by the local community of San Miguel de Aquila. The lease agreement allows Las Encinas to perform all mining activities, including the extraction of iron ore, necessary to exploit the ore located in the 73 hectares granted to Las Encinas by the Mexican federal authorities until the permanent closure of the mine. Las Encinas has operated this mine since 1998.

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

At the El Chilillo site, Las Encinas holds mining rights over 63 hectares. Las Encinas’ operations at that site comprise 25 hectares under a lease agreement expiring in December 2015, which is consistent with our mining plan for that mine. El Chilillo is located in Jalisco, approximately 35 kilometers away from El Encino. Las Encinas began operating this mine in 2013.

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

Mines under exploration

Las Encinas holds mining rights over other areas scattered throughout Michoacán, Jalisco and Colima, Mexico. In recent years, Las Encinas has conducted exploration activities mainly in Michoacán and Jalisco and identified certain additional iron ore resources in Sierra del Alo, Jalisco. However, exploration activities have decreased significantly as a result of the current price and the expected medium-term price of iron ore.

Las Encinas is pursuing the environmental permits required to conduct mining activities at the Las Palomas iron ore deposit in Jalisco. Permits required for the mine’s first-stage operations are expected to be obtained during 2015. Upon obtaining of the full set of permits, Las Encinas iron ore reserves are expected to increase by approximately 15 million tons on a run-of-mine basis. In the future, Las Encinas may continue pursuing the development of small to mid-sized mining operations similar to El Chilillo and Las Palomas, as a way to diversify its sources of iron ore and to make effective use of its mining rights in the region.

Exhausted mines

The El Encino open pit and underground mine was operated until 2011. The El Encino core reserves were exhausted and the mine’s operations have been suspended. Ternium is currently evaluating the steps required to proceed with its permanent closure, but no date for such closure has been scheduled. The crushing and transfer facilities at El Encino are still in operation and will remain active to receive, process and transfer to the Alzada pelletizing plant iron ore from El Chilillo’s operations and iron ore that Las Encinas buys from time to time from other local concessionaires.

The Cerro Nahuatl open pit mine located in Colima, Mexico, operated until 2008. The Cerro Nahuatl core reserves were exhausted in 2011 and the mine’s operation has been suspended. Ternium is currently evaluating the steps required to proceed with its permanent closure.

Consorcio Peña Colorada

Consorcio Peña Colorada produces iron ore pellets and magnetite concentrate in Mexico, and Consorcio Peña Colorada is a company owned 50% by Ternium and 50% by ArcelorMittal. Consorcio Peña Colorada operates the Peña Colorada open pit mine as well as a concentrating facility and a two-line pelletizing facility. Consorcio Peña Colorada owns part of the property where its mine and processing facilities stand, and leases 1,202 hectares adjacent to mine that are used to deposit material removed as part of the regular short term and long term life of mine plan.

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

The concentration plant is located at the mine in Minatitlán, Colima, and the pelletizing plant is located near the Manzanillo seaport on the Pacific coast in Colima, 50 kilometers from Minatitlán. Consorcio Peña Colorada’s major processing facilities include a primary crusher, a dry cobbing plant, one autogenous mill, horizontal and vertical ball mills, several stages of magnetic separation and two pelletizing lines. The concentrate is sent as a pulp through a pipeline from the mine and mineral processing plant in Minatitlán to the pelletizing plant in Manzanillo. The Peña Colorada mine and the pelletizing plant receive electrical power from the CFE.

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

As the iron grade of Peña Colorada’s ore deposits is diminishing over time (and, as a result, the facility’s concentrate production is diminishing accordingly), during 2014 Consorcio Peña Colorada’s shareholders approved certain investments required to increase the processing capacity of its crushing, grinding and concentration facilities to restore iron ore concentrate production to the previous 4.5 million tons per year level at an estimated total cost of USD320 million. The project, expected to be completed during 2016, requires Consorcio Peña Colorada to obtain environmental and other permits as well as additional electrical power from CFE.

Iron ore reserves

The table below details Ternium’s estimated proven and probable iron ore reserves as of December 31, 2014. The classification of the iron ore reserve estimates as proven or probable is based on drill hole spacing and reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit. Reserves are reported as Run of Mine (ROM). Tonnage is reported on a wet metric ton basis.

Iron ore reserves as of	December 31, 2014 (1)						December 31, 2013 (1)
	Proven		Probable		Total		Total
	Million tons	% Fe	Million tons	% Fe	Million tons	% Fe	Million tons	% Fe
Las Encinas (2)	23	41	—	—	23	41	28	41
Peña Colorada (3)	111	23	130	23	241	23	251	23

(1)	In Peña Colorada, proven iron ore reserve estimates are based on drill hole spacing ranging from 25m x 25m to 100m x 100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x 50m to 300m x 300m. In Las Encinas, drill hole spacing may be more distanced.
(2)	Includes exclusively the Aquila and the El Chilillo mines.
(3)	Reported figures represent the total reserves at the Peña Colorada mine. Ternium has a 50% interest in Consorcio Peña Colorada.

The table below provides additional information on iron ore production and average estimated mine life.

Operations/Projects	% Ownership	In Operation Since	2014 Run of Mine Production (Million tons)	2014 Saleable Production (Million tons) (1)	Estimated Mine Life (Years) (2)
Las Encinas (3)	100	1970	4.9	2.1	6
Consorcio Peña Colorada (4)	50	1974	10.6	3.6	17

(1)	Saleable production is constituted of a mix of direct shipped ore (DSO), concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%.
(2)	Mine life is derived from the life of mine plans and corresponds to the duration of the mine production scheduled from ore reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not necessarily the total reserve tonnage divided by the 2014 production.

(3)	Includes exclusively the Aquila and the El Chilillo mines.
(4)	Reported figures represent the total production of Consorcio Peña Colorada, in which Ternium has a 50% interest.

Changes in iron ore reserve estimates (2014 versus 2013)

Las Encinas’s iron ore reserve estimates as of December 31, 2014 were 23 million tons on a run-of-mine basis (with a 41% average iron grade), decreasing by 5 million tons compared to those recorded as of the end of 2013. This decrease in tonnage was due mainly to the depletion of reserves during the year.

Peña Colorada’s iron ore reserve estimates as of December 31, 2014 were 241 million tons on a run-of-mine basis (with a 23% average iron grade), decreasing by 10 million tons compared to those recorded as of the end of 2013. This decrease in tonnage was due mainly to the depletion of reserves during the year.

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

Property, Plants and Equipment

The table below details Ternium’s mining segment property, plant and equipment value as of December 31, 2014.

In millions of U.S. dollars	Property, Plant and Equipment (PPE)
Las Encinas	136.5
Consorcio Peña Colorada	120.0

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

Under the electric arc furnace method, which is used in Mexico and Colombia, the iron metal charge is heated with other elements to obtain molten steel. The molten steel is then cast, using the continuous casting method, into billets and thin slabs. The iron metal charge in the Norte and Manizales plants is steel scrap, and the iron metal charge in the Monterrey and Puebla plants is a mix of DRI and steel scrap. The DRI results from the conversion of pellets in the DRI modules. One of Monterrey’s DRI plants includes Hytemp® technology, which permits the hot discharge of the DRI to the electric arc furnace, generating significant energy savings and improving productivity.

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

Cold-rolled coils can be further processed into tin plate at Siderar’s facility in Argentina (by adding a thin layer of tin), into galvanized or electrogalvanized sheets at several of Ternium’s facilities in Mexico, the United States and Guatemala and at Siderar’s facility in Argentina (by adding a thin layer of zinc to the products through different processes) or into pre-painted products. Some of these products can be further processed into slitted, cut-to-length and tailor-made products according to customers’ needs at Ternium’s service centers, which are located in several countries. In addition, coated, cold-rolled and hot-rolled coils can be further processed into tubular products, such as welded pipes, insulated panels and architectural panels, among other products.

Sales

Net Sales

Ternium is organized into two reportable segments: Steel and Mining. The Steel segment includes the sales of steel products and the Mining segment includes the sales of iron ore products, which are primarily inter-company. The Steel segment comprises three operating segments: Mexico, the Southern Region and Other Markets. For further information on our reportable operating segments, see note 5 to our restated consolidated financial statements included elsewhere in this annual report. Ternium primarily sells its steel products in Latin America and the United States, where it can leverage its strategically located manufacturing facilities to provide specialized products, delivery services to its customers and reduced freight costs. In addition, it sells small quantities of iron ore to third parties, as it consumes internally most of the iron ore it produces.

Our total consolidated net sales of steel and mining products amounted to USD8.7 billion in 2014, USD8.5 billion in 2013 and USD8.6 billion in 2012. For further information on our net sales of steel and mining products, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations.”

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

The following table shows Ternium’s net sales by reportable operating segment, Steel and Mining, for the years indicated:

	For the year ended December 31,
In millions of U.S. dollars	2014	2013	2012
Mexico	4,863.9	4,230.1	4,457.3
Southern Region	2,641.5	2,944.7	2,737.4
Other Markets	1,159.3	1,251.2	1,377.2

Total steel products net sales	8,664.8	8,426.0	8,572.0
Other products (1)	35.8	33.9	29.2

Total steel segment net sales	8,700.5	8,459.9	8,601.1

Total mining segment net sales(2)	313.2	386.5	190.7
Intersegment eliminations	(287.6)	(316.4)	(183.8)

Total Net Sales	8,726.1	8,530.0	8,608.1

(1)	The item “Other products” primarily includes pig iron and pre-engineered metal building systems.
(2)	For the year ended December 31, 2012, sales from Consorcio Peña Colorada are not included in “Total mining segment net sales”. Comparative amounts for 2012 show Consorcio Peña Colorada as an investment in non-consolidated companies and its results are included within “Equity in (losses) earnings of non-consolidated companies” in the consolidated income statement.

The following table shows, where applicable, Ternium’s shipment volumes by reportable operating segment, Steel and Mining, for the years indicated:

In thousands of tons	For the year ended December 31,
	2014	2013	2012
Mexico	5,632.2	4,984.9	4,952.4
Southern Region	2,510.9	2,633.1	2,444.5
Other Markets	1,238.5	1,370.3	1,371.2

Total steel products sales volumes	9,381.5	8,988.4	8,768.2

Total mining segment sales volumes(1)	3,857.3	4,243.0	1,862.6

(1)	For the year ended December 31, 2012, sales from Consorcio Peña Colorada are not included in “Total mining segment net sales”. Comparative amounts for 2012 show Consorcio Peña Colorada as an investment in non-consolidated companies and its results are included within “Equity in (losses) earnings of non-consolidated companies” in the consolidated income statement.

Steel

Mexico.

Sales to customers in Mexico accounted for 56.1% of Ternium’s net sales of steel products during 2014, 50.2% during 2013 and 52.0% during 2012. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2014 compared to Fiscal Year Ended December 31, 2013—Net Sales” and “—Fiscal Year Ended December 31, 2013 compared to Fiscal Year Ended December 31, 2012—Net Sales.”

Most of Ternium’s Mexican customers are located near its plants. Flat steel non-coated products are mainly sold in Mexico to construction companies, industrial customers in the automotive, packaging, electric motors and service center industries, as well as distributors. The principal segments in the Mexican coated steel market are construction, automotive, home appliances and manufacturing (air conditioning, lamps and furniture). Ternium serves industrial customers, who require high-quality specifications, as well as commercial customers through service centers and warehouses. Rebar and wire rod markets in Mexico are characterized by a large number of orders of small volume, and competition is largely based on price. The customer base for bar and rod products in Mexico consists primarily of independent dealers and distributors, who in turn retail the products to their customers in the construction industry. Ternium markets its tubular products mainly through Mexican independent distributors, and the balance is sold directly to industrial customers.

Southern Region.

Sales to customers in the Southern Region, which encompasses sales in Argentina, Bolivia, Chile, Paraguay and Uruguay, accounted for 30.5% of Ternium’s net sales of steel products during 2014, 34.9% during 2013 and 31.9% during 2012. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2014 compared to Fiscal Year Ended December 31, 2013—Net Sales” and “—Fiscal Year Ended December 31, 2013 compared to Fiscal Year Ended December 31, 2012—Net Sales.”

Ternium’s sales are oriented toward the construction and agriculture sectors, the automotive industry, the packaging sector (for food, paints, sprays and petrochemicals), the tube and pipe sector (related to liquids and gas transportation and distribution networks), the capital goods sector and the home appliances sector.

The customer base in the Southern Region consists primarily of independent small and medium-sized companies and distributors, which in turn process or retail products to their customers in different market sectors. In addition, Ternium serves large industrial customers, such as customers in the automotive industry, that require customized products that Ternium can produce through its service centers and finishing facilities.

Ternium’s principal customers in the region are located near Siderar’s production facilities in Argentina. Ternium’s net sales in Argentina represent approximately 28.2% of Ternium’s total net sales. We also sell a small portion of our production to customers in Bolivia, Chile, Paraguay and Uruguay.

Other Markets.

Sales to customers in other markets, which include mainly shipments to Colombia, the United States and Central America, accounted for 13.4% of Ternium’s consolidated net sales of steel products during 2014, 14.9% during 2013 and 16.1% during 2012. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations-Fiscal Year Ended December 31, 2014 compared to Fiscal Year Ended December 31, 2013—Net Sales” and “—Fiscal Year Ended December 31, 2013 compared to Fiscal Year Ended December 31, 2012—Net Sales.”

Customers in Colombia are served directly through Ferrasa’s facilities and through Ternium Internacional’s Bogotá commercial office. Our main markets in Colombia are the construction industry and the energy related sectors. Ternium offers a variety of customized products through its various service centers in the country.

Customers in the United States are served directly through the Shreveport plant and through Ternium Internacional’s Houston commercial office. The Gulf Coast and a large portion of the West Coast, in particular, are regions for which our Mexican facilities have distribution advantages. Our main markets in the United States are the construction industry and the energy related sectors.

Customers in Central America are served directly through Ternium Internacional Guatemala’s facilities in Guatemala, El Salvador, Nicaragua and Costa Rica. Our main market in Central America is the construction industry. Ternium offers a variety of customized products through its various service and distribution centers in the region.

Mining

Ternium’s shipments of iron ore mainly include those made by Las Encinas and 50% of those made by Consorcio Peña Colorada. Comparative amounts for 2012 show Consorcio Peña Colorada as an investment in non-consolidated companies and its results are included within “Equity in (losses) earnings of non-consolidated companies” in the consolidated income statement. Iron ore shipments are destined mainly for internal consumption within Ternium’s Steel segment and surpluses, if any, are destined for the export market. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2014 compared to Fiscal Year Ended December 31, 2013—Net Sales” and “—Fiscal Year Ended December 31, 2013 compared to Fiscal Year Ended December 31, 2012—Net Sales”.

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

Ternium Mexico has a department focused on the development of small- and medium-sized companies in Mexico under a program created by the Techint group for the development of its local customers and suppliers (“Propymes”). The objective of the program is to improve their competitiveness, to increase their exports and to allow them to substitute imports with local products. Approximately 260 companies are part of this program in Mexico, which provides support for industrial, training, and institutional requirements of the participating companies.

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

Ternium has commercial offices in Argentina and Uruguay. These offices provide services such as market development, analysis of businesses opportunities, and customer support in their respective countries. Propymes was implemented in Argentina in 2002, with the objective of promoting the local industry. Approximately 680 companies are part of this program, which provides support for industrial, training, commercial, financial and institutional requirements of the participating companies.

Other Markets.

Ternium’s steel customers in Other Markets are mainly in the construction and energy-related industries in Colombia, the United States and Central America. Several steel producers participate in these markets. In Colombia and Central America, we offer customized services through our network of service and distribution centers.

Through Ternium’s facilities and service centers located in Colombia, Costa Rica, El Salvador, Guatemala, Nicaragua and southern United States, Ternium can cut, paint or roll-form its products to specific client requirements mainly in the construction industry.

Ternium has commercial offices in Colombia, Houston, Costa Rica, Ecuador, El Salvador, Guatemala, Nicaragua and Panama. These offices provide services that enable Ternium to offer differentiated services in their respective countries.

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

There has been a trend in the last decade toward steel industry consolidation among Ternium’s competitors. Below is a summary of the most significant transactions:

•	June 2006: Mittal Steel and Arcelor merge to create ArcelorMittal, the world’s largest steel company.

•	March 2007: Votorantim acquires Colombia’s Aceria Paz del Rio.

•	April 2007: Tata Steel completes the acquisition of Corus.

•	July 2007: Gerdau acquires Chaparral Steel.

•	August 2007: US Steel acquires Stelco.

•	March 2008 to May 2008: Severstal acquires Sparrows Point, WCI Steel and Esmark (subsequently, during 2011, it divests Sparrows Point, Warren and Wheeling).

•	October 2012: Nippon Steel and Sumitomo merge to form NSSMC, the world’s second largest steel company.

•	February 2014: ArcelorMittal and NSSMC acquires ThyssenKrupp Steel USA, a steel processor based in Alabama, through a 50/50 joint venture.

•	September 2014: AK Steel Corporation and Steel Dynamics Incorporated acquired OAO Severstal’s U.S. Dearborn and Columbus operations, respectively.

Despite this trend, the global steel market remains highly fragmented. In 2013, the five largest steel producers, ArcelorMittal, NSSMC, Hebei Group, Baosteel Group and Wuhan Steel Group, accounted for 17% of total worldwide steel production, compared to 15% for the five largest steel producers in 2000.

Steel prices in general have exhibited significant volatility in the last decade. From 2000 to 2002, the industry, especially in North America, experienced fluctuating capacity utilization, low demand growth levels and other adverse conditions, which led to depressed steel prices, adversely impacting many steel producers’ profitability. Since 2003 steel prices strengthened worldwide, due to higher economic growth in most regions, particularly China and other developing countries, as well as higher raw material prices (for iron ore, ferroalloys and energy). During the first quarter of 2008, steel prices went up significantly due to higher demand for steel products and higher input costs resulting from constraints in the availability of raw materials. However, this trend reversed beginning in the second half of 2008 due to a global economic downturn, with prices and costs declining steeply. Since 2009, a number of events have contributed to continuously volatile steel price cycles, such as spikes and depressions in raw material prices, new steelmaking capacity additions (at a pace higher than steel demand growth), the idling and restart of steelmaking capacity, adverse economic conditions in Europe and a slowdown in China’s economic growth.

Mexico.

Ternium competes in the Mexican steel market with domestic and international steel producers. According to Canacero, the Mexican chamber of the iron and steel industry, imports of hot-rolled, cold-rolled and galvanized steel products into Mexico accounted for approximately 39%, 38% and 40% of the Mexican market for those products in 2014, 2013 and 2012, respectively, as steel consumption in Mexico is higher than the installed steel capacity in the country.

Our largest Mexican competitor in the flat products market is AHMSA, an integrated steel producer located in Monclova, Coahuila, which produces a wide variety of steel products. AHMSA focuses on low value added products such as plate and commercial quality hot-rolled and cold-rolled coils. Other significant competitors with facilities in the country are Lámina y Placa Comercial S.A. de C.V. (Grupo Villacero), a producer of galvanized coils and a distributor of steel products, and POSCO, a Korean steel company with steel galvanizing facilities in Altamira, Tamaulipas.

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

Ternium maintains a leading position in the coated flat steel market of Central America, benefiting from the logistical advantages of its facilities located in Costa Rica, El Salvador, Guatemala, Nicaragua and Mexico.

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

Capital expenditures in Ternium’s facilities during 2014 amounted to USD443 million. The current status of the most significant projects is described below.

Steel

Mexico. During 2014, Ternium’s capital expenditures in the country amounted to USD201 million and were mostly related to the following projects:

•

Completion of the Pesquería project. In 2014, Ternium completed the construction of additional finishing lines at the cold-rolling facilities, consisting mainly in an electrolytic cleaning line, batch annealing furnaces, a temper mill and a tension-leveling line.

•

Environmental and safety projects. During 2014, Ternium made progress on several projects aimed at further improving environmental and safety conditions throughout our main facilities, particularly at the Guerrero unit in Nuevo León, Mexico. Advanced projects at the Guerrero unit included a technological upgrade of the iron ore feeding systems of the direct reduction modules, expected to be completed during the second half of 2015, aiming at improving the facilities’ process control conditions. Other main ongoing projects include a new hydrochloric acid regeneration plant that stores and process acid consumed by the pickling lines of the cold-rolling mills; the construction of a briquetting plant to process metallic fines produced in the direct reduction modules; the installation of a secondary de-dusting system in the steel shop to enhance control over emissions; and several improvements in the processing and handling of steel slag in the steel shop. These projects, expected to be concluded during the second half of 2016, aim at further improving environmental conditions throughout the unit. Furthermore, the program includes complementary investments such as the replacement of pickling tanks, improvements in the treatment of sludge and raw material storage yards, and safety improvements in vehicular traffic. In addition, at the Puebla unit in Puebla, Mexico, Ternium has started the replacement of obsolete equipment in the direct reduced iron plant in order to improve safety and operational reliability.

•

Expansion of service center processing capacity. The project involves the installation of eight slitting lines and two cut-to-length lines. The installation of the first slitting line was completed during 2013 in the Churubusco unit. During 2014 Ternium began the construction of a second slitting line in the same unit. Upon completion of this project, Ternium’s annual processing capacity of slitted and cut-to-length steel products is expected to increase by approximately 900,000 tons.

•

Expansion of slab processing capacity. During 2014, Ternium started the first stage of a project aimed at upgrading the Churubusco unit’s hot rolling mill, in order to increase its production capacity and to expand its product range with high-quality steel products for the automotive industry. Once the first stage is completed, including changes in the sheet cooling system, repairs at one furnace, installation of a new furnace and logistical improvements, the annual processing capacity of the mill is expected to increase by 230,000 tons.

Southern Region. During 2014, Ternium’s capital expenditures in Argentina amounted to USD189 million. Ternium carried out a capital expenditure plan to maintain its equipment’s operating performance, continued with some projects and started new ones, the most significant of which involved Siderar’s San Nicolás unit, as follows:

•

Expansion of coke production capacity. During 2014 Siderar made progress in the revamping and expansion of the coke by-products processing plant, and performed repair works in the coking batteries. The revamping and expansion of the coke by-products processing plant is expected to be completed during the first half of 2015. Upon completion of this project, Siderar’s coke annual production capacity is expected to increase by approximately 250,000 tons to reach 1.3 million tons.

•

Expansion, improvements and repairs in the steel shop. Siderar completed the construction of a second slab continuous caster during the first quarter of 2014, now in the ramp up stage. Once fully ramped-up, it is expected to enable an increase in the San Nicolas unit’s annual slab production capacity of approximately half a million tons, to a total of approximately 3.3 million tons. In addition, Siderar made progress in the expansion of the industrial area, the incorporation and replacement of equipment, and improvement works to the slab continuous caster #1.

•

Expansion of hot rolling mill capacity. In 2014 Siderar made progress in the revamping of its hot rolling mill; upon completion of this project, which includes the replacement of the main motors and the construction of a new electric power substation, hot-rolled annual production capacity is expected to increase by approximately 400,000 tons to reach 3.3 million tons.

•

Extension of blast furnace #1 production campaign. Upon completion of this project launched during 2014, Siderar expects to achieve several improvements in safety and environmental conditions, and to extend the blast furnace production campaign to 2018.

•

Expansion of service center processing capacity. During 2014, Siderar made progress in the installation of a new profile line in the Canning unit, and launched the installation of a new profile line and a slitting line in the Haedo unit, aimed at expanding customized annual production capacity by approximately 150,000 tons, to reach 2.2 million tons.

In addition, Air Liquide Argentina S.A. (ALASA), made progress in the installation of a new oxygen plant located in our San Nicolás unit. This facility, which is owned and will be operated by ALASA, will increase current supply of gases to fulfill our steel shop projected requirements.

Other Markets. During 2014, Ternium’s capital expenditures in facilities located in countries other than Mexico or Argentina amounted to USD8 million, and mainly included projects related to the replacement of equipment, product quality and equipment reliability improvements, and overall processing capacity increases.

Mining

During 2014, Ternium’s capital expenditures in its mining segment were USD45 million. Las Encinas’ capital expenditures amounted to USD13 million in the year, and mainly included projects related to the maintenance and upgrade of equipment, and exploration activities. Ternium’s share in Consorcio Peña Colorada’s capital expenditures amounted to USD33 million, mainly related to maintenance and upgrade of equipment, and exploration activities. During 2014, Consorcio Peña Colorada’s shareholders approved the investments required to increase the processing capacity of its crushing, grinding and concentration facilities to raise iron ore concentrate production levels back to 4.5 million tons per year. The project is expected to be completed in 2016.

2015 Capital Expenditures

Ternium’s capital expenditures for 2015 are expected to range between USD500 and USD600 million. The main capital expenditure projects will relate to the following:

•	Projects aimed at further improving environmental and safety conditions throughout our main facilities, particularly at the Guerrero unit in Nuevo León, Mexico;

•	The enhancement and expansion of the capacity of the Churubusco and San Nicolás units’ hot rolling mills;

•	The expansion of service center capacity in Mexico and Argentina of slitted, cut-to-length and profile processing facilities;

•	The completion of the expansion of coke production capacity at the San Nicolás unit in Buenos Aires, Argentina; and

•	The project, aimed at increasing the processing capacity of Consorcio Peña Colorada iron ore crushing, grinding and concentration facilities.

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

Slabs. Ternium’s Mexican subsidiaries have some non-integrated facilities that consume large quantities of slabs purchased from third-party steel suppliers. Currently, slabs are purchased both in Mexico (primarily from ArcelorMittal) and in the international markets. In addition, in the past Siderar supplied slabs from time to time to our Mexican operations, and upon completion of the new continuous caster in Siderar’s San Nicolás unit, it will be able to supply slabs to our Mexican facilities. Slab consumption varies significantly from year to year in accordance with market conditions. Our Mexican subsidiaries purchased 3.3 million, 2.5 million and 2.8 million tons of slabs in 2014, 2013 and 2012, respectively. Slab purchase prices are market-based.

Iron ore. As described under “—Production Facilities and Processes—Iron ore mining facilities” above, Ternium’s subsidiaries own interests in two mining companies in Mexico: 100% of the equity of Las Encinas and a 50% equity stake in Consorcio Peña Colorada. In 2014, Ternium’s Mexican facilities sourced 100% of their iron ore requirements from these two companies. Under our arrangement with Consorcio Peña Colorada, effective January 1, 2013, we are committed to off-take 50% of the annual production of the Peña Colorada mine. In 2014, approximately 94% of the iron ore production available to Ternium went to our own direct reduction plants and the remaining 6% was sold in the market to third parties. All of our iron ore shipments during 2014 were made on a spot basis. On average, we consume approximately 1.2 tons of iron ore to produce one ton of crude steel at our mini-mill facilities in Mexico.

Steel scrap. In 2014, approximately 79% of Ternium’s scrap requirements was obtained in the Mexican market through its own steel scrap collecting and processing operations and approximately 21% was purchased in the United States. Scrap is purchased at market prices. On average, we consume approximately 0.4 tons of scrap to produce one ton of crude steel at our mini-mill facilities in Mexico.

Electricity. Electric arc furnaces consume large quantities of electricity. During 2014, 64% of Ternium Mexico’s total consumption was supplied by the CFE, Mexico’s state-owned electricity company. The remainder was mostly purchased under a supply agreement with Tractebel Energía de Monterrey, S. de R.L. de C.V. and a supply contract with Iberdrola Energía Monterrey, S.A. de C.V. (“Iberdrola”), with electricity purchases under these contracts being made at prices linked to certain energy production input costs and at market prices less certain agreed discounts, respectively. For more information on Ternium’s commitments with Iberdrola and Tractebel, see note 24(ii) (e) and (f) to our restated consolidated financial statements included elsewhere in this annual report. On average, we consume approximately 0.7MWH of electricity to produce one ton of crude steel at our mini-mill facilities in Mexico.

In addition, Ternium is participating in Techgen S.A. de C.V. (“Techgen”), a joint venture company that is building a power plant in the Pesquería area of the State of Nuevo León, Mexico. The plant is expected to be operational in the fourth quarter of 2016. Ternium agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium will contract 78% of Techgen’s power capacity of approximately 900 megawatts. As a result, Ternium will secure the supply of electricity to its facilities in Mexico and is expected to improve its cost competitiveness. For more information on the Techgen investment, see Item 4. “Organizational Structure—Other investments—Techgen”.

Natural gas. Natural gas is mainly used as a reducing agent for the production of DRI and for the reheating of slabs and billets before the hot-rolling process. In Mexico, Ternium purchases natural gas from Pemex, the Mexican state-owned oil and gas company that is Mexico’s sole producer of natural gas, and from three distributors: Gas Industrial de Monterrey S.A. de C.V., or GIMSA, Compañía Mexicana de Gas S.A. de C.V., or CMG, and Gas Natural Mexico S.A. de C.V., or GNM. Natural gas prices for Ternium Mexico are determined pursuant to the methodology approved by the Comisión Reguladora de Energía or Energy Regulatory Commission, or CRE. Those prices are related to the market prices of natural gas in south Texas, plus transportation, distribution and service costs depending on the location of the delivery points in Mexico. In addition, effective April 1, 2013, extraordinary charges were authorized by CRE to account for the incremental transportation costs derived from higher liquefied natural gas imports into Mexico. Such extraordinary charges will remain in place for a maximum period of three years and could be eliminated in a shorter period of time if CRE declares that the current bottlenecks in Mexico’s natural gas grid transportation capacity are resolved. The extraordinary charge set for March 2015 was USD0.2863 per million btu. On average, we consume approximately 9.1 million btu of natural gas to produce one ton of crude steel at our mini-mill facilities in Mexico.

For additional information regarding inputs affecting our operations in Mexico, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Mexico” and “—Risks Relating to our Mining Activities”.

Argentina

In Argentina, Siderar produces crude steel through the use of blast furnace technology. The principal raw materials used to produce steel are iron ore and coal. The manufacturing process also requires significant quantities of electricity and natural gas.

Iron ore. Iron ore is purchased under long-term agreements from suppliers in neighboring Brazil. Prices under these contracts are determined in accordance with market conditions. Our main suppliers of iron ore, in the form of lumps, pellets and sinter feed fines, are Vale S.A. and Samarco (a joint venture between Vale and BHP Billiton). Our geographic location provides favorable access to high quality iron ore lump and fines produced in Brazil’s iron ore mines in the Pantanal Region (Mato

Grosso do Sul state), where we are in the process of developing additional iron ore suppliers, resulting in a cost advantage for Siderar. In addition, Siderar’s steelmaking facility in Argentina receives iron ore pellets and fines from ports located on Brazil’s ocean coast. We consume approximately 1.3 tons of iron ore to produce one ton of crude steel in Argentina.

Coking coal and related materials. Siderar obtains its coke through the distillation of coking coal and petroleum coke in its coke ovens. Siderar requires different types of coal to produce coke. Coking coal is purchased under short-term contracts and on the spot market from several major international suppliers based mainly in Australia and the United States. Prices under contracts are determined in accordance with market conditions. Petroleum coke is sourced domestically from oil companies such as Exxon Mobil and YPF. The volume purchased from each supplier mainly depends on the technical quality requirements of the blast furnace operations. We consume approximately 0.5 tons of a mixture of coking coal and petroleum coke to produce one ton of crude steel in Argentina.

Electricity. Siderar consumes large quantities of electricity for its manufacturing activities, particularly in its San Nicolás and Ensenada facilities. Most of the electricity required by our San Nicolás facility is self-generated on site by a wholly-owned thermoelectric plant with an installed power capacity of 110 MW. This thermoelectric plant uses steam primarily generated from by-product gases obtained in the steelmaking process (blast furnace and coke oven gases) and also steam purchased under a long-term steam sales agreement, from a power plant located within the San Nicolás facility owned by Siderca S.A.I.C., a subsidiary of Tenaris. Additional fuel requirements for steam production are covered with natural gas purchased from different market vendors, and/or fuel oil bought at market prices. Siderar covers electricity shortfalls or sells surpluses, as the case may be, at spot prices in the wholesale market. Over the course of the last several years, demand for electricity in Argentina increased substantially, outpacing supply and resulting in shortages of electricity to residential and industrial users during periods of high demand. During these periods, Siderar’s energy purchases to cover its energy shortfalls suffered restrictions. We consume approximately 0.1 MWH of electricity to produce one ton of crude steel in Argentina.

Natural gas. Siderar also consumes substantial volumes of natural gas, particularly to operate its blast furnace and power generation facilities in San Nicolás. Siderar purchases natural gas at market prices mainly from Pan American Energy, Pluspetrol, Pampa Energía, Tecpetrol, a company controlled by San Faustin, and natural gas traders, including MetroEnergía, Albanesi, Energy Traders, Gas Patagonia, Alternativas Energéticas and Energy Consulting Services S.A., a company in which San Faustin holds significant but non-controlling interest. In recent years, natural gas demand in Argentina increased significantly, outpacing supply and thus, as is the case with electricity, the provision of natural gas to industrial users (including Siderar) suffered restrictions during periods of high demand.

For its San Nicolás facility, Siderar has separate transportation and distribution agreements with Transportadora de Gas del Norte S.A., or TGN, and Litoral Gas, companies in which San Faustin holds significant but non-controlling interests. Siderar’s firm transportation contracts with TGN expire in April 2028, whereas its distribution agreement with Litoral Gas expires in December 2015. For its other facilities Siderar’s transportation and distribution needs are covered by the corresponding regional distributors Camuzzi Gas Pampeana S.A., Gas Natural Ban S.A. and Metrogas S.A. We consume approximately 1.7 million btu of purchased natural gas to produce one ton of crude steel in Argentina.

Other inputs. Siderar has on-site oxygen, nitrogen and argon separation plants in order to extract these gases for use in the steelmaking process. Siderar’s separation plants are being managed by ALASA. Siderar is party to a long-term contract with ALASA for the supply of oxygen, nitrogen and argon. For further information on the contract with ALASA, see note 24 (ii) (d) to our restated consolidated financial statements included elsewhere in this annual report.

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

Steel products. Ternium’s operations in Colombia include non-integrated facilities that process steel supplied by Ternium’s overseas subsidiaries and steel purchased from third-party suppliers procured in the domestic and international markets. We purchased from third parties approximately 374,000 tons of steel products in 2014, 288,000 tons of steel products in 2013 and 345,000 tons of steel products in 2012.

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

In 2014, Ternium’s product research and development activities focused mainly on the development of high-end flat steel products to gain market share in the automotive, home appliance, electric motors and oil and gas sectors. To this end, during the year Ternium furthered the development, certification and production of advanced steel with high quality standards from its industrial center in Pesquería, currently the most modern of its kind in Latin America, with the aim of increasing its share of the Mexican automotive steel market and increasing the value added to its product sales mix.

In addition, Ternium is in the process of developing a new range of interstitial-free ultra-low carbon steel grades with high silicon content and very low core loss for automotive, home appliance and electric motor applications, in order to consolidate Ternium’s competitiveness in certain industrial steel market segments in Mexico and Argentina. Some of these new developments were made possible by the commissioning of a new steel vacuum degassing station and a new continuous caster in Argentina.

During 2014, Ternium continued the development and certification of products and manufacturing processes with its customers in the automotive industry in Mexico and Argentina. These efforts were aimed at increasing Ternium’s share in the high-end steel market, especially for products involving the utilization of its new Pesquería facilities. In addition, Ternium developed new manufacturing processes for steels with complex micro-structures, which are suitable for rugged performance such as in bodyworks and rims, as well as new manufacturing processes for steel with special qualities suited for hydroforming and steel with special qualities suited for hot-stamping, the latter of which is currently at the approval stage. These new developments were also made possible by the commissioning of the new facilities in Argentina.

For the oil and gas industry, during 2014, Ternium participated in the development of metallurgic studies for certain steel grades. This project was aimed at improving Ternium’s product portfolio for tube and pipe manufacturers serving that industry. The project is being conducted in conjunction with the Tenaris Research Center and the University of Pittsburgh, and entails the evaluation and assessment of certain steel grades intended for use in sour service conditions. In addition, during 2014, Ternium launched the development of hot-rolled steel products suitable for the manufacture of high-pressure welded pipes, given the new expected demand for these products stemming from the extension of natural gas pipelines in Mexico and Argentina.

In order to increase its participation in the electrical steel markets in Mexico, during 2014 Ternium launched the development of ultra-low carbon steel grades with high silicon content, which enhances the magnetic properties of the steel. Early tests showed that the new products yielded significant improvements in terms of electric motor energy efficiency. The project has advanced to the customer certification stage.

For the home appliance industry, Ternium developed an early involvement strategy with the main home appliance manufacturers in Mexico and Argentina, a strategy that has proved decisive in gaining market share in this segment. Under these arrangements, Ternium developed customized products and services, and provided technical assistance related to the processes of shaping the new product parts.

During the year, Siderar continued to provide technical assistance to customers and to foster new technologies that enable the introduction of higher quality steels aimed at the improvement of the performance and the competitiveness of its products. Under this program, Siderar, together with can manufacturers, developed new processes that helped them increase market share through the introduction of new varnished products.

Ternium’s medium-term product research and development plans are based on a continuing assessment of steel product performance and the emerging requirements of the industry, carried out in close collaboration with leading steel customers and institutions. Based on customer needs, we improve, adapt and create new applications and define future technology requirements at our facilities.

During 2014, Ternium continued participating in leading research and development projects through international consortia and together with universities and research centers to further expand the required know-how for the development of new products. Consortia projects included the development of high-strength steel for applications in the pipe manufacturing and automotive industries, in collaboration with the Colorado School of Mines, and the development of new coating technologies for applications in the automotive industry and of improvements in the galvanizing bath to optimize processes, in collaboration with the International Zinc Association.

Projects jointly conducted with university and research centers included basic research on the mechanical and chemical performance of steel and steel coatings in collaboration with the Mexican Universidad Autónoma de Nuevo León (Nuevo León Autonomous University), research on the performance of hot-stamped steel coatings and electric steel efficiency in collaboration with the Mexican Centro de Investigación en Materiales Avanzados (Advanced Materials Research Center) , and the development of high-strength steel casting and hot rolling processing in collaboration with Instituto Argentino de Siderurgia (Argentine Steel Institute).

During 2015, Ternium will focus on the optimization of its current product range design and on the development of new advanced hot-rolled steel products such as dual phase, complex phase and martensitic steel products. These new developments will be possible as a result of the enhancement project for the hot rolling mill of our Monterrey unit, and are aimed at gaining share in Mexico’s automotive steel market segment.

During the year, Ternium will consolidate ongoing developments, such as the above mentioned certification of new products and processes related to its Pesquería facilities and its new steel vacuum degassing station and continuous caster. In addition, Siderar is expected to complete the development of special steel grades to fulfill the requirements of Mexican industrial customers. Ternium also expects to complete, in 2015, the above mentioned development of metallurgic studies for oil and gas steel grades, aimed at improving its product portfolio for tube and pipe manufacturers.

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

Ternium has not been subject to any material penalty for any environmental violations in 2014, and we are not aware of any current material legal or administrative proceedings pending against Ternium with respect to environmental matters which could have an adverse material impact on Ternium’s financial condition or results of operations.

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

In addition, a holder of a mining concession is obligated, among other things, to explore or exploit the relevant concession (including the achievement of minimum investment targets), to pay for any relevant mining rights, to comply with all environmental and safety standards, and to provide information to and permit inspections by the Secretariat of Economy. Mining concessions may be terminated if the obligations of the concessionaire are not satisfied.

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

During a period of intense competition in 2001, some regions to which Ternium exports its products, such as the United States and Europe, implemented these measures as well as other general measures known as safeguards. While safeguards were lifted in December 2003, antidumping and countervailing duties remain in place. More recently, a new wave of protective measures has emerged due to increased steel imports from China. The ongoing slowdown of the Chinese economy has resulted in substantial overcapacity and intensified competitive pressures throughout the steel industry worldwide. At the same time, bilateral or regional free trade agreements have liberalized trade among some countries, providing for reduced or zero tariffs for many goods, including steel products.

The entry into force of various free trade agreements and certain countries’ imposition of trade remedy measures can and have both benefited and adversely affected Ternium’s home markets and export sales of steel products, as described below. See also Item 3. “Key Information—D. Risk Factors—Certain Regulatory Risks and Litigation Risks—International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.” Relevant free trade agreements and trade remedy measures, by country, are described below:

Mexico.

Imports of steel products to Mexico:

The Mexican government has imposed certain antidumping measures on imports of steel products that are similar to the ones produced by Ternium Mexico. The following antidumping measures are currently in effect:

•

Hot-rolled products: On March 28, 2000, the Mexican government imposed antidumping duties on the Russian Federation and Ukraine of 30.31% and 46.66%, respectively, on hot-rolled products. On March 25, 2005, the first sunset review was initiated by the Mexican authorities, and on March 17, 2006 a final resolution was issued, extending the antidumping duties for an additional five-year period. On March 16, 2010, a second sunset review was initiated; and on September 8, 2011, the final resolution was published by which new antidumping duties of 21% and 25% were set for Russia and Ukraine, respectively. On July 19, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed hot-rolled products from Russia. On March 21, 2014, Mexico’s Secretariat of Economy published the final resolution on the investigation, by which boron-alloyed hot-rolled products from Russia are now subject to a 21% antidumping duty. Furthermore, on September 26, 2014, the Mexican government initiated an antidumping investigation on hot-rolled coils from China, Germany and France. A preliminary determination is expected by June 2015.

•

Plate in coil: Since June 1996, an antidumping duty of 29.3% on imports from Russia has been imposed. In June 2003, the first sunset review resolution concluded that the application of the antidumping duty should continue. In June 2007, the Secretariat of Economy issued the final resolution of the second sunset review, determining the continuation of the antidumping duties for an additional five-year period. On November 22, 2012, the Secretariat of Economy issued the final resolution of the third sunset review, determining the continuation of the antidumping duties for an additional five-year period. On July 5, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed plate in coil imports from Russia. On February 19, 2014, Mexico’s Secretariat of Economy published the final resolution on the investigation, by which boron-alloyed plate in coil imports are now subject to a 29.3% antidumping duty. Such resolution has been appealed and judicial procedures are ongoing in Mexican courts.

•

Cold-rolled products: In June 1999, Mexico imposed antidumping duties on cold-rolled steel sheets from the Russian Federation and Kazakhstan. On December 12, 2005, as a result of the first sunset review, the Mexican authorities extended the antidumping duties for an additional five-year period until June 2009. On December 28, 2010, following the completion of the second sunset review procedure, the Mexican government published the final resolution setting antidumping duties on cold-rolled steel sheets from the Russian Federation at 15% and from Kazakhstan at 22%. A new sunset review commenced in March, 2015. In addition, on October 1, 2012, the Mexican government initiated a dumping investigation on cold-rolled steel imports from South Korea. On December 26, 2013, Mexico’s Secretariat of Economy published a suspension agreement under which Korean exporters, POSCO and Hyundai, voluntarily undertook to limit their cold-rolled products exports to the Mexican market. This agreement suspended the original dumping investigation. Furthermore, on April 24, 2014, the Mexican government initiated an antidumping investigation on cold-rolled products from China and issued a preliminary determination with an affirmative threat of injury on December 8, 2014. No duties were imposed, and a final determination is expected by August 2015.

•

Reinforcing bars: Since 1995, imports of reinforcing bars from Brazil are currently subject to an antidumping duty of 57.69%. In June 2006, the second sunset review resolution determined the continuation of antidumping duties. On August 9, 2010, a third sunset review was initiated, and on January 12, 2012, the Mexican authority determined the continuation of the 57.69% antidumping duty until August 2015.

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

Exports of steel products from Mexico:

U.S. authorities have imposed a number of measures on steel import products from Mexico, thereby restricting Ternium’s exports to that country. Below is a description of measures currently in effect:

•

Carbon and alloy steel wire rod: Mexican wire rod exports are subject to an antidumping duty of 17.94% pursuant to an antidumping duty order on carbon and certain alloy steel wire rod. On May 30, 2014, as a result of the most recent sunset review, such duty was extended for five more years, until June 2018.

•

Pipe and tube: During 2007, U.S. authorities initiated an antidumping investigation of light-walled rectangular pipe and tube, or LWRPT, from, among other countries, Mexico. On June 13, 2008, the authorities made a final determination of sales at less than fair value in the investigation of LWRPT from Mexico and, consequently, imposed antidumping duties. On February 18, 2011, the authorities published the final results of the first administrative review by which Mexican LWRPT exports were subject to an antidumping duty of 6.13% until May 23, 2014, when U.S. authorities made a final affirmative sunset review of 2.40% for Maquilacero S.A. de C.V. and 3.76% for certain other companies subject to the review, including Ternium Mexico.

•

Welded pipes: Since 1992, pursuant to an antidumping duty order on circular welded non-alloy steel pipe –or standard pipe– from various countries, including Mexico, standard pipes manufactured by Hylsamex and Grupo Imsa were subject to antidumping duties. In 2007, such measures were extended for five more years. In August 2009, U.S. authorities published the final results of a changed circumstances review, concluding that Ternium Mexico is the successor-in-interest to Hylsamex for purposes of determining antidumping duty liability. In accordance with the latest administrative review, the applicable duty for Ternium Mexico is 48.33%.

•

Reinforced bars: On November 6, 2014, U.S. authorities made a final determination on reinforced bar imports from Mexico, imposing antidumping duties between 20.58% and 66.70%. The antidumping duty applicable to Ternium’s products is 20.58%.

On April 30, 2014, the Colombian government made a final safeguard determination on steel wire rod imports, imposing a duty of 21.29% on imports from all WTO members except Argentina, Chile, Ecuador, Costa Rica, the United States and Canada. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations— Colombia.”

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

The Economic Partnership Agreement between Japan and Mexico came into force on April 1, 2015. The new agreement provides for a phase-out and eventual elimination of Mexican and Japanese duties on all industrial goods within a ten-year period. Beginning in April 1, 2015, all duties on steel products were eliminated. Until March 31, 2015, an import duty of 3% was applicable to Japanese steel imports.

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

The Mexican government is also a party to trade agreements with Colombia, the European Free Trade Association—an intergovernmental organization set up by Liechtenstein, Norway, Iceland and Switzerland—Japan, Chile, Bolivia, Nicaragua, Costa Rica and Uruguay, among others. In addition, in 2012, Mexico joined the Trans-Pacific Partnership (“TPP”) negotiations, an initiative that includes Australia, Brunei Darussalam, Canada, Chile, United States, Malaysia, New Zealand, Peru, Singapore, Japan, and Vietnam. Negotiations under the TPP are expected to conclude during 2015.

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

Trade agreements:

Argentina has signed free trade agreements with several countries or trade blocs aimed at liberalizing trade between them, including the following:

In early 1991, Argentina entered, together with Brazil, Uruguay and Paraguay, into the Treaty of Asunción, creating the Mercado Común del Sur (Common Market of the South), or Mercosur, a common market organization that aimed to bring about the free movement of goods, capital, services and people among its member states. In 2004, the Mercosur members entered into the Treaty of Ouro Preto, creating a customs union among them. On January 1, 2013, Venezuela became a full member of Mercosur. Over time, Mercosur has eliminated or significantly reduced import duties, tariffs and other trade barriers among member states. Since January 1, 2000, zero tariffs apply to steel products traded among them; however, in the case of Venezuela, steel import tariffs currently range from 0% to 3.8%, and are expected to be zero by 2018.

Applicable steel import tariffs to Mercosur member countries from non-member countries currently range between 2% and 16%. However, every six months, Mercosur members may exempt from tariffs a limited number of products imported from non-member countries. Uruguay has elected to exempt certain steel products, including cold-rolled sheets and galvanized flat steel products. This exemption regime is expected to be in force until December 31, 2017, but has been extended in the past and, if agreed by Mercosur member countries, could again be extended in the future.

In 2004, Mercosur and the Comunidad Andina de Naciones (Andean Community), or CAN, currently including Bolivia, Colombia, Ecuador and Peru, signed a free trade agreement aimed at reducing and eventually eliminating tariffs on steel products traded among member countries. While all tariffs on steel products traded between Argentina and Bolivia and between Argentina and Peru have been eliminated, the elimination of tariffs on steel products traded between Argentina and Ecuador and Argentina and Colombia are subject to a pending agreement on local content specifications. Mercosur entered into a trade agreement with Chile in 2005. As a result, all tariffs on steel products traded between Mercosur and Chile have been eliminated. In addition, Mercosur is negotiating a free trade agreement with the European Union.

In November 1993, Argentina and Mexico signed the ACE 6. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations— Mexico.”

Colombia.

Imports of steel products to Colombia:

The Colombian government has imposed certain antidumping measures on imports of steel products. The following antidumping measures are currently in effect:

•

Rebars and low-carbon wire rods: On October 8, 2013, Colombia imposed provisional safeguard duties of 25.60% on imports of rebars and of 21.29% on low-carbon wire rods from countries belonging to the World Trade Organization (WTO), with the exception of Cuba, Ecuador, the United States and Venezuela. The provisional safeguard measure on rebars was lifted on March 31, 2014. On April 30, 2014, Colombia imposed final safeguard duties of 21.29% on imports of low-carbon wire rod from WTO members with the exception of Argentina, Chile, Ecuador, Costa Rica, the United States and Canada, to remain in force for a period of one year. Under the conditions of this safeguard measure, a total of 174,452 tons of the subject products are exempted from these safeguard duties.

•

Galvanized flat steel products: On March 5, 2014, Colombia imposed final antidumping measures on imports of galvanized flat steel products from China, to remain in force for a period of three years, consisting on a duty calculated based on a price of USD824.57 per ton less the actual FOB import price for such product.

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

In addition, Colombia has also signed free trade agreements with Chile, Canada and the European Union, in effect since May 2009,August 2011 and August 2013, respectively, and has signed free trade agreements with Costa Rica, Israel, Panama and South Korea, which are not yet effective. Colombia is currently negotiating a free trade agreement with Japan.

United States.

Imports of steel products to the U.S.:

During February 2014, the U.S. government imposed antidumping and countervailing duties on certain hot-rolled carbon steel flat products from China, India, Taiwan, Thailand, Russia, Indonesia and Ukraine. Current antidumping duties range between 12.34% and 90.83% for China, 36.53% and 44.40% for India, 20.28% and 29.14% for Taiwan, 4.41% and 20.30% for Thailand and 73.59% and 184.56% for Russia; antidumping and countervailing duties are set at 47.86% for Indonesia and 90.33% for Ukraine. Current countervailing duties range between 540.78% and 563.50% for India and are set at 10.21% for Indonesia and 2.38% for Thailand. These measures are set to remain in force until March 2018.

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

•

In January 2010, Tenaris Global Services S.A., or TGS, a Tenaris subsidiary, entered into an agreement with the National Iranian Drilling Company, or NIDC, a company controlled by the Government of Iran, for a total value of EUR9.4 million (approximately USD10.1 million). TGS made all deliveries and collected most of its account receivables under the NIDC agreement prior to 2012. In 2012, TGS collected an amount of EUR750 thousand (approximately USD810 thousand) for products delivered to NIDC in prior years. As of December 31, 2014 an outstanding balance of EUR172 thousand (approximately USD185 thousand) is still due to TGS. In addition, as of December 31, 2014 TGS has not yet fully performed its obligation to allow technical visits to Tenaris’s mills by fifteen NIDC experts at TGS’s cost. Tenaris expects to fulfill these pending obligations and collect outstanding payments during 2015.

•

TGS is also a party to an April 2011 agreement with Global Procurement General Trading FZE, or Global FZE, a company incorporated in United Arab Emirates, for the provision of OCTG for an amount of AED16.5 million (approximately USD4.5 million). TGS has been informed by Global FZE that the end users of the products delivered under this agreement are Oil Industries Engineering and Construction Group and Pars Oil and Gas Company which are controlled by the Government of Iran. In 2012, TGS delivered products under the Global FZE agreement for a total value of AED16.3 million (approximately USD4.4 million), and collected a total amount of AED15.4 million (approximately USD4.2 million). All sales of goods and services to Iran under the agreement with Global FZE have ceased. As of December 31, 2014, a balance of AED862 thousand (approximately USD200 thousand) was owing to Tenaris, and Global FZE has advised Tenaris of its inability to process payment to Tenaris of the outstanding balance as a result of the current sanctions relating to Iran.

•

In March 2011, TGS entered into an agreement for the provision of technical field service assistance to ENI Iran B.V., or ENI Iran, for its project in Darquain, Iran, for a value of EUR246 thousand (approximately USD264 thousand). Tenaris has been informed that ENI Iran operates the Darquain project pursuant to a service contract with the National Iranian Oil Company. All services required to be performed by Tenaris for the benefit of ENI Iran were completed and ceased prior to the end of 2012. In December 2013, Tenaris was informed by ENI Iran that it would seek approval to make payment of the contract amount in compliance with applicable laws. In June 2014, Tenaris collected all outstanding amounts under the aforementioned agreement.

Tenaris did not record any profit in 2014 in connection with the agreements described above.

Except as otherwise stated above, there are no pending obligations of Tenaris or its subsidiaries under the agreements described above. While the Tenaris’s subsidiaries identified above intend to perform their pending obligations under such pre-existing agreements, Tenaris and its subsidiaries ceased prior to the end of 2012 all sales and deliveries of goods and services to Iran. Tenaris’s current policy, based on the sanctions against Iran, is not to engage in future sales or deliveries.

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

Tenova

Tenova S.p.A., or Tenova, an Italian supplier of equipment for the mining and the steel-making industry, is indirectly controlled by San Faustin and, accordingly, is deemed an “affiliate” of Ternium, as that term is defined in Exchange Act Rule 12b-2. In response to our inquiry, Tenova informed us that:

•

During 2014, Tenova or its subsidiaries supplied equipment and performed engineering services for the steel-making and raw material industries to companies believed by Tenova to be subsidiaries of development agencies of the Government of Iran.

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

Tenova informed us that its total sales revenue for 2014 with regard to the foregoing transactions amounted to USD34 million, which represents 2.3% of its total sales revenue for 2014.

Tenova also estimated that its net profits from such transactions, after internal cost allocation and taxes, were in the range of USD5.1 million.

C.	Organizational Structure

Below is a simplified diagram of Ternium’s corporate structure as of March 31, 2015

(*)

On April 7, 2015, Ternium acquired the remaining 46% interest in Ferrasa. For more information related to this transaction, see Item 5 “Operating and Financial Review and Prospects—G. Recent Developments—Acquisition of the remaining 46% minority interest in Ternium’s Colombian subsidiary Ferrasa.”

Subsidiaries

Ternium operates entirely through subsidiaries. For a complete list of its subsidiaries and a description of its investments in other companies, see note 2 to our restated consolidated financial statements included elsewhere in this annual report.

Ternium Mexico. Ternium Mexico is a leading flat and long steel manufacturer in Mexico, with total annual finished steel production capacity of approximately 7.2 million tons. Ternium Mexico’s subsidiaries operate all of Ternium’s mining and steel production facilities in Mexico, except for Tenigal’s facilities. Ternium Mexico and its subsidiaries produce steel products mainly for the construction and industrial sectors.

Siderar. Siderar is the main integrated manufacturer of flat steel products in Argentina with total annual finished steel production capacity of approximately 2.9 million tons. The shareholders of Siderar as of March 31, 2015 are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Siderar Shareholders	Number	Percent
Ternium	2,752,808,188	60.94%
ANSeS	1,175,806,541	26.03%
Inversora Siderurgia Argentina S.A. (employees)	60,735,869	1.34%
Public	527,743,425	11.68%

Total shares issued and outstanding	4,517,094,023	100.00%

Ferrasa. Ferrasa is a leading long and flat steel products processor and distributor in Colombia and a scrap-based long steel manufacturer, with total annual finished steel production capacity of approximately 540,000 tons and annual sales of close to 600,000 tons, of which approximately 70% are long products and 30% are flat and tubular products, used mainly in the construction sector. We own 100% of Ferrasa (54% acquired on August 25, 2010, and 46% acquired on April 7, 2015).

Tenigal. Tenigal is a hot-dip galvanized and galvannealed steel sheets manufacturer serving the Mexican automobile market with total annual finished steel production capacity of approximately 400,000 tons. Ternium and NSSMC hold 51% and 49% participations in Tenigal, respectively.

Ternium Guatemala. Ternium Guatemala and its subsidiaries operate all of Ternium’s steel processing facilities in Guatemala, El Salvador, Nicaragua and Costa Rica. Ternium Guatemala and its subsidiaries produce hot-dip galvanized steel sheets and other value-added finished steel products mainly for the construction and industrial sectors. Ternium Guatemala has total annual finished steel production capacity of 180,000 tons.

Ternium Internacional. Ternium Internacional comprises a network of companies in Uruguay, Colombia, the Netherlands and the United States that, together with our offices in Panama and Spain, market and provide services in relation to the sales of Ternium’s products to several markets other than Mexico and Argentina. The headquarters of the network are located in Uruguay. Office staff is dedicated to export sales and trading, technical assistance, commercial back office and credit analysis.

Ternium USA. Ternium USA operates Ternium’s steel processing activities in the United States and produces galvanized and color coated sheets in its Shreveport unit in Louisiana, United States. Ternium USA has total annual finished steel production capacity of 200,000 tons.

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

Other Investments

Usiminas. Usiminas is the largest flat steel producer in Brazil, with total annual crude steel production capacity of 9.5 million tons. Usiminas produces steel products mainly for the automobile, line pipe, civil construction, and electrical equipment manufacturing industries. Usiminas has iron ore mines in the Serra Azul region and industrial facilities in Ipatinga, Minas Gerais and in Cubatão, São Paulo, strategically located near the main consumers of steel in Brazil. In 2014, Usiminas shipped 5.5 million tons of steel products and 5.6 million tons of iron ore, and had net sales of BRL11.7 billion. Usiminas is a publicly-traded company listed on the São Paulo stock exchange, BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros.

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments, together with Siderar (and Siderar’s wholly-owned Uruguayan subsidiary Prosid), and TenarisConfab, joined Usiminas’ existing control group through the acquisition of a total of 139.7 million ordinary shares of Usiminas, representing 27.7% of Usiminas’ voting capital (22.7% corresponding to Ternium and the other 5% corresponding to TenarisConfab). As a result, Usiminas’ control group, which holds, in the aggregate, 322.7 million ordinary shares representing approximately 63.9% of Usiminas’ voting capital, is now formed as follows: Nippon Group, which holds approximately 46.1% of the total shares held by the control group; T/T Group, which holds approximately 43.3% of the total shares held by the control group (35.6% corresponding to Ternium and the other 7.7% corresponding to TenarisConfab); and CEU, which holds the remaining 10.64% of the total shares held by the control group. As described below, after the completion of a share acquisition in October 2014, Ternium now owns shares of Usiminas in addition to those described in the preceding sentence.

The rights and obligations of the members of Usiminas’ control group are governed by a shareholders agreement. Under such agreement, so long as the Nippon Group and the T/T Group each hold at least 25% of the total shares held by the control group, the Nippon Group and the T/T Group shall, in the aggregate, nominate a majority of the members of Usiminas’ board of directors, with each such group nominating an equal number of directors. Usiminas’ shareholders agreement further provides that the Nippon Group and the T/T Group shall nominate, by consensus, the chairman of Usiminas’ board of directors and Usiminas’ chief executive officer. In addition, the Nippon Group and the T/T Group have the right to nominate one member of Usiminas’ executive board (diretoria executiva) each. Any remaining Usiminas executive board seats are filled with candidates nominated by Usiminas’ chief executive officer, which nominations shall require the approval of both the Nippon Group and the T/T Group. Under the Usiminas’ shareholders agreement, the Nippon Group, the T/T Group and CEU are required to vote, and cause the Usiminas directors nominated by them to vote, as a single, unified block. Any and all decisions to be adopted by the members of the control group at Usiminas’ shareholders’ meetings, or by the directors nominated by them at any Usiminas’ board or directors’ meetings, shall require the consensus of both the Nippon Group and the T/T Group, with decisions on certain extraordinary matters requiring the unanimous consent of the Nippon Group, the T/T Group and CEU. The rights and obligations of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the T/T Group are governed under a separate shareholders agreement.

On October 30, 2014, Ternium acquired from PREVI 51.4 million additional ordinary shares of Usiminas for a total purchase price of BRL616.7 million. Following this transaction, Ternium, through its subsidiaries Ternium Investments, Siderar and Prosid, owns 166.1 million ordinary shares of Usiminas, representing 32.9% of Usiminas’ ordinary shares. Of these, 114.7 million ordinary shares are subject to the Usiminas shareholders agreement; the remaining 51.4 million shares (acquired in October 2014 as described above) are not subject to the shareholders agreement, although during the term of the shareholders agreement, Ternium is required to vote such shares in accordance with the control group’s decisions.

In 2014, a controversy arose within the Usiminas’ control group with respect to the governance of Usiminas and the rules applicable to the appointment of senior managers. As part of that controversy, on September 25, 2014, the board of directors of Usiminas passed a resolution dismissing the company’s chief executive officer and two other executives from their respective positions on the Usiminas board of officers. The board resolution dismissing the officers was passed with a 5 to 5 vote, including the positive vote of the Nippon Group-appointed members and the negative vote of the T/T Group and CEU-appointed members, and the tie was resolved by the chairman of the board through his casting vote. Ternium believes that the votes cast by the Nippon Group-appointed members were computed in violation of the Usiminas shareholders agreement. Following the dismissal of the officers, a temporary CEO was elected with the same votes that decided the dismissal, until a new executive board is agreed between the T/T Group and the Nippon Group. As a result of these circumstances, Ternium took several actions to protect its rights and investment in Usiminas, which include requesting an injunction before the Belo Horizonte courts (ultimately denied on May 5, 2015) and making several complaints to the Brazilian securities regulator. Similarly, Usiminas’ Supervisory Board challenged the chairman’s actions. As of the date of this annual report, the proceedings before the Brazilian securities regulator are ongoing (as is the controversy within the control group).

For a discussion of other legal proceedings associated with Ternium’s investment in Usiminas, see Item 8 “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Techgen. Techgen is a joint venture company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Techgen is building a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The plant is expected to be operational in the fourth quarter of 2016 with an estimated total investment of USD1.1 billion. Ternium and Tenaris agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of approximately 900 megawatts. As a result, Ternium will secure the supply of electricity to its facilities in Mexico and is expected to improve its cost competitiveness. For more information on the Company’s commitments under the Techgen project, see Item 5 “Operating and Financial Review and Prospects—E. Off-Balance Sheet Arrangements” and note 24 (ii) (h), (i) and (j) to our restated consolidated financial statements included elsewhere in this annual report.

D.	Property, Plants and Equipment

See “—B. Business Overview—Production Facilities and Processes” and “—B. Business Overview—Capital Expenditure Program”.

Item 4A. Unresolved Staff Comments

As part of its periodic reviews of Ternium’s filings of financial statements, the Staff of the SEC has issued comments regarding the carrying value of Ternium’s investment in Usiminas. The Staff requested information regarding Ternium’s value in use calculations and the differences between the carrying amounts and certain other indicators of value, including the purchase price of BRL12 (approximately USD4.8) per share which the Company paid in October 2014 for the acquisition of 51.4 million additional Usiminas ordinary shares from PREVI, and indicated that the PREVI transaction price provided objective evidence of the value of the Usiminas investment. After receiving the Staff’s comments, Ternium provided additional information to the Staff supporting the Company’s accounting treatment of the Usiminas investment under IFRS as of September 30, 2014, and Ternium had further discussions with members of the Staff.

As a result of these discussions, the Company has re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014. As a result, the Company recorded an impairment of its Usiminas investment of USD739.8 million as of September 30, 2014, resulting in a carrying value for the Usiminas investment of BRL12 per share. Because of the impairment as of September 30, 2014, the Company did not record a further impairment as of December 31, 2014.

Accordingly, the Company’s 2014 annual consolidated financial statements have been amended and restated to reduce the carrying amount of the Company’s investment in Usiminas. The restatement, which is treated as the correction of an error under accounting rules, impacts the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated income statement, the consolidated statement of other comprehensive income and the consolidated statement of cash flows for the year ended December 31, 2014. The restatement impacts only the year ended December 31, 2014. No impact was recorded on the financial statements for the years ended December 31, 2013 and 2012.

For a further information on the write-down of our investment in Usiminas as of September 30, 2014 and the restatement of our previously issued consolidated financial statements, see note 2 (b) to our restated consolidated financial statements included elsewhere in this annual report.

Although the Company has not received confirmation that the Staff has no further comments, the Company believes that the restatement described above and in our restated audited consolidated financial statements is appropriately responsive to the Staff’s comments.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our restated consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis.

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

Overview

Ternium is a leading steel producer in Latin America. We manufacture and process a broad range of value-added steel products, including galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, hot-rolled products, cold-rolled products, bars and wire rods as well as slitted and cut-to-length offerings through our service centers. Our customers range from large global companies to small businesses operating in the construction, automotive, home appliances, capital goods, container, food and energy industries. Ternium has production facilities located in Mexico, Argentina, Colombia, the southern

United States and Guatemala, as well as a network of service and distribution centers throughout Latin America that provide it with a strong position from which to serve its core markets. In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian steel market.

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

Ternium’s results are sensitive to economic activity and steel consumption. Ternium’s results of operations, which primarily depend on economic conditions in Mexico and Argentina, are also influenced by economic conditions in international and regional markets such as NAFTA, Mercosur and the Andean Community. Historically, annual steel consumption in the countries where Ternium operates has varied at a rate that is linked to the annual change in each country’s gross domestic product and per capita disposable income. The 2008 – 2009 global economic downturn resulted in an overall decreased demand for Ternium’s products. For example, apparent consumption of finished steel products decreased in 2009 by 15% in Mexico and 33% in Argentina. This economic downturn had a pronounced negative effect on Ternium’s business and results of operations in 2009. Subsequently, in 2010 – 2014, apparent steel consumption increased by 52% in Mexico, due mainly to the recovery of the industrial sector, and by 56% in Argentina, due to a broad recovery of economic activity. A protracted global recession or a depression would have a material adverse effect on the steel industry and Ternium.

Ternium’s results are also sensitive to prices in the international steel markets. Steel prices are volatile and are sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products. For example, steel prices in the international markets, which had been rising quickly during the first half of 2008, fell sharply beginning in the second half of 2008 as a result of collapsing apparent demand and the resulting excess capacity in the industry. The fall in prices during this period adversely affected the results of steel producers generally, including Ternium, as a result of lower revenues and writedowns of finished steel products and raw material inventories. In this regard, in the second half of 2008 Ternium recorded a valuation allowance in an amount of USD200 million and in the first half of 2009 it recorded an additional valuation allowance in an amount of USD127.6 million. Beginning in the second half of 2009, steel prices in the international markets rebounded mainly as a result of the increase in the demand for steel in China and other emerging markets, and the subsidence of the worldwide de-stocking process. A protracted fall in steel prices would have a material adverse effect on Ternium’s results, as could price volatility.

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

Changes in prevailing exchange rates could impact results from subsidiaries with net short or long position in currencies other than its functional currency. The functional currency of our Mexican and Colombian subsidiaries is the U.S. dollar, and the functional currency of our Argentine subsidiary Siderar is the Argentine peso. Ternium subsidiaries record foreign exchange results on their net non-functional currency positions when the functional currencies appreciate or depreciate with respect to other currencies. For example, Ternium’s net foreign exchange result was a gain of USD26.7 million in 2014, a gain of USD0.3 million in 2013 and a gain USD7.1 million in 2012. The 2014 net foreign exchange gain was primarily associated with the effect of a depreciation of the Mexican peso against the U.S. dollar on a net short local currency position in Ternium’s Mexican subsidiaries. In addition, Ternium’ Mexican and Colombian subsidiaries record deferred tax results when the U.S. dollar (their functional currency) revaluates or devaluates in relation to the Mexican peso or the Colombian peso, respectively, as such fluctuations change, in U.S. dollar terms, the tax base used to calculate deferred tax at such subsidiaries. Fluctuations in the value of such functional currencies against other currencies have had, and may also have in the future, an impact on Ternium’s results.

Changes in prevailing exchange rates have had an impact on Ternium’s comprehensive results in the past and could impact comprehensive results from subsidiaries and investments with a functional currency other than the U.S. dollar in the future. In accordance with IFRS, Ternium records currency translation adjustments in its consolidated statements of comprehensive income. These adjustments do not affect results but, instead, have an impact on net worth. Fluctuations in the Brazilian real (as our participation in Usiminas is denominated in Brazilian reais) and the Argentine peso (as it is the functional currency of Siderar) against the U.S. dollar have had, and may also have in the future, an impact on Ternium’s comprehensive results. Ternium’s currency translation adjustments resulted in losses of USD390.6 million in 2014, USD503.3 million in 2013 and USD425.4 million in 2012. These adjustments were mainly related to the effect of the devaluation of the Brazilian real on the value of Ternium’s investment in Usiminas as measured in U.S. dollars, amounting to USD118.9 million in 2014, USD200.2 million in 2013 and USD282.1 million in 2012, and the effect of the devaluation of the Argentine peso on the value of Siderar’s net assets as measured in U.S. dollars.

Ternium’s cash flows in 2012 include non-recurring payments received in connection with the transfer of our interest in Sidor to Venezuela. On May 7, 2009, we completed the transfer of our entire 59.7% interest in Sidor to CVG. Ternium agreed to receive an aggregate amount of USD1.97 billion as compensation for its Sidor shares. Ternium received payments from CVG, including interest, totaling USD953.6 million, USD767.4 million, USD133.1 million and USD136.7 million in 2009, 2010, 2011 and 2012, respectively. With the last payment in October 2012, the pending dispute relating to the nationalization of Sidor was resolved. For more information on the Sidor nationalization process, see Item 4. “Information on the Company—A. History and Development of the Company.”

Our previously issued 2014 financial statements were restated to reduce the carrying value of the Usiminas investment. Subsequent to the issuance of the Company’s audited annual consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 and following the approval of such consolidated financial statements by the Board of Directors and the Company’s Annual General Meeting of Shareholders, the Company has restated such consolidated financial statements to reduce the carrying amount of the Company’s investment in Usiminas.

This restatement follows the conclusion of previously disclosed discussions with the Staff of the SEC regarding Staff comments relating to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods. The Staff had requested information regarding Ternium’s value in use calculations and the differences between the carrying amounts and certain other indicators of value, including the purchase price of BRL12 (approximately USD4.8) per share which the Company paid in October 2014 for the acquisition of 51.4 million additional Usiminas ordinary shares from PREVI, and indicated that the PREVI transaction price provided objective evidence of the value of the Usiminas investment.

As a result of these discussions, the Company has re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014. In calculating the value in use of the Usiminas investment initially reported at September 30, 2014, the Company had combined the assumptions used in two different projected scenarios. For the purposes of the restated consolidated financial statements, however, the Company recalculated value in use as of September 30, 2014 based primarily on the assumptions in the most conservative scenario, including, among other revisions, a lower operating income, an increase in the discount rate and a decrease in the perpetuity growth rate. As a result, the Company recorded an impairment of USD739.8 million as of September 30, 2014, resulting in a carrying value for the Usiminas investment of BRL12 per share. Because of the impairment as of September 30, 2014, the Company did not record a further impairment as of December 31, 2014.

Accordingly, the Company’s 2014 annual consolidated financial statements have been amended and restated to reduce the carrying amount of the Company’s investment in Usiminas. The restatement, which is treated as the correction of an error under accounting rules, impacts the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated income statement, the consolidated statement of other comprehensive income and the consolidated statement of cash flows for the year ended December 31, 2014. The restatement impacts only the year ended December 31, 2014. No impact was recorded on the financial statements for the years ended December 31, 2013 and 2012.

As a result of the restatement, non-current assets have decreased by USD648.4 million, non-current liabilities have decreased by USD24.6 million, accumulated income have decreased by USD693.0 million and cumulative translation adjustment have increased by USD69.2 million. As a result of the above adjustment, the basic and diluted earnings per share for profit attributable to the owners of the parent decreased from USD0.23 gain per share to USD0.10 loss per share.

Following the restatement, the restated consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 of the Company were approved and authorized for issue by the Board of Directors on May 28, 2015.

For a further information on the write-down of our investment in Usiminas as of September 30, 2014 and the restatement of our previously issued consolidated financial statements, see note 2 (b) to our restated consolidated financial statements included elsewhere in this annual report.

For further information related to our investment in Usiminas, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas.

Critical accounting estimates. This discussion of our operating and financial review and prospects is based on our restated consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with IFRS. The use of IFRS has an impact on our critical accounting policies and estimates.

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

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Although we believe our estimates are appropriate, significant differences in actual performance of the asset or group of assets may materially affect our asset values and results of operations.

Loss contingencies. Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD9.1 million and USD14.0 million as of December 31, 2014 and 2013, respectively.

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

As of December 31, 2014 and 2013, the Company recorded no allowance for net realizable value and USD48.0 million and USD47.8 million, respectively, as allowance for obsolescence.

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

Except as described above with respect to the impairments of our investment in Usiminas in December 2012 and September 2014, none of the Company’s cash generating units (CGUs) were tested for impairment in 2014, 2013 or 2012 (other than on goodwill as described below), as no impairment indicators were identified. Based on the information currently available to us, as of the date of this annual report, the Company is not aware of any factors that would lead to the recognition of future impairment charges. Any such impairment charges could have a material adverse effect on Ternium’s results of operations, financial condition and net worth.

In connection with its investment in Usiminas, the Company performed an impairment test over such investment as of December 31, 2012, and subsequently wrote down the investment by USD275.3 million, to USD1.6 billion as of year-end 2012. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand had been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in Ternium’s forecast of long term iron ore prices that affected cash flow expectations. The September 30, 2014 restatement followed the conclusion of previously disclosed discussions with the Staff of the SEC regarding Staff comments relating to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods. As a result of such discussions, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 and recorded an impairment of USD739.8 million as of September 30, 2014, resulting in a carrying value for the Usiminas investment of BRL12 per share. Because of the impairment as of September 30, 2014, the Company did not record a further impairment as of December 31, 2014. Furthermore, the financial statements at December 31, 2014 and March 31, 2015 were restated to reflect the carrying-value of our investment in Usiminas as USD742.3 million and USD604.9 million, respectively. Any further write down to Ternium’s investment in Usiminas could have a material adverse effect on Ternium’s net worth and results. For further information on the Usiminas investment, see note 3 to our restated consolidated financial statements included elsewhere in this annual report and for a discussion on the write-down of our investment in Usiminas as of September 30, 2014 and the restatement of previously issued financial statements, see note 2 (b) to our restated consolidated financial statements included elsewhere in this annual report.

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

•

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium’s weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2014 the discount rate used to test goodwill allocated to the Mexico CGUs (of Steel and Mining) for impairment was 9.44%.

•

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

The discount rates used for these tests are based on Ternium’s weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used as of December 31, 2014, was 9.44% and no impairment charge resulted from the impairment test performed.

At December 31, 2014, 2013 and 2012, no impairment charges to CGUs with allocated goodwill resulted from the impairment tests performed. Any future impairment charge could have a material adverse effect on Ternium’s results of operations, financial condition and net worth. For a discussion of the impairments of our investment in Usiminas, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2014 compared to Fiscal Year Ended December 31, 2013—Overview.”

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

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2014 and 2013, allowance for doubtful accounts totaled USD11.4 million and USD12.8 million, respectively.

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

The following discussion and analysis of our financial condition and results of operations are based on our restated consolidated financial statements included elsewhere in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. See “Presentation of Certain Financial and Other Information—Accounting Principles” and notes 2 and 4 to our restated consolidated financial statements included elsewhere in this annual report. The following discussion should be read in conjunction with our restated consolidated financial statements and the related notes included elsewhere in this annual report.

In thousands of U.S. dollars (except number of shares and per share data)	For the year ended December 31,
	2014(1) (restated)	2013	2012(2)	2011(2)(3)	2010(2)(3)
Selected consolidated income statement data
Net sales	8,726,057	8,530,012	8,608,054	9,122,832	7,339,901
Cost of sales	(6,925,169)	(6,600,292)	(6,866,379)	(7,016,322)	(5,560,201)

Gross profit	1,800,888	1,929,720	1,741,675	2,106,510	1,779,700
Selling, general and administrative expenses	(816,478)	(843,311)	(809,181)	(839,362)	(738,304)
Other operating income (expenses), net	71,751	23,014	(11,881)	(11,495)	2,162

Operating income	1,056,161	1,109,423	920,613	1,255,653	1,043,558

Finance expense	(117,866)	(132,113)	(150,302)	(105,570)	(71,228)
Finance income	5,715	(2,358)	11,400	26,190	24,024
Other financial income (expenses), net	42,701	(1,004)	17,270	(221,042)	176,441
Equity in (losses) earnings of non-consolidated companies	(751,787)	(31,609)	(346,833)	10,137	12,867

Profit before income tax expense	234,924	942,339	452,148	965,368	1,185,662
Income tax expense	(339,105)	(349,426)	(261,227)	(312,555)	(406,191)

(Loss) Profit for the year	(104,181)	592,913	190,921	652,813	779,470

Attributable to:
Owners of the parent	(198,751)	455,425	142,043	517,668	622,076
Non-controlling interest	94,570	137,488	48,878	135,145	157,394

(Loss) Profit for the year	(104,181)	592,913	190,921	652,813	779,470

Depreciation and amortization	414,797	377,133	370,855	395,988	374,201
Weighted average number of shares outstanding (4)	1,963,076,776	1,963,076,776	1,963,076,776	1,968,327,917	2,004,743,442

Basic (losses) earnings per share (in USD per share) (5) (6)	(0.10)	0.23	0.07	0.26	0.31
Dividends per share (in USD per share)	0.090	0.075	0.065	0.075	0.075

(1)	The consolidated financial statements for the year ended December 31, 2014 previously furnished under Form 6-K dated February 19, 2015 have been restated to reduce the carrying value of the Company’s investment in Usiminas. For a discussion on the write-down of our investment in Usiminas as of September 30, 2014 and the restatement of previously issued financial statements, see note 2 (b) to our restated consolidated financial statements included elsewhere in this annual report.
(2)	Starting on January 1, 2013, Consorcio Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts for the years ended December 31, 2012, 2011 and 2010 show them as investments in non-consolidated companies and their results are included within “Equity in (losses) earnings of non-consolidated companies” in the consolidated income statement.
(3)	Ternium changed prospectively the functional currency of its Mexican subsidiaries to the U.S. dollar, effective as of January 1, 2012. For the periods ended December 31, 2011 and 2010 the functional currency for the Company’s Mexican subsidiaries was the Mexican peso.
(4)	Of the 2,004,743,442 shares issued as of December 31, 2014, Ternium held 41,666,666 through its wholly-owned subsidiary Ternium International Inc., repurchased from Usiminas on February 15, 2011. Such shares were not considered outstanding for purposes of the calculation of the weighted average number of shares.
(5)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement includes the portion attributable to non-controlling interest. Basic earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.
(6)	Diluted earnings per share (expressed in USD per share), equals basic earnings per share.

In thousands U.S. dollars (except number of shares and per share data)	At December 31,
	2014(1) (restated)	2013	2012	2011	2010
Selected consolidated balance sheet data

Non-current assets	6,257,290	7,153,162	7,211,371	5,195,688	5,600,608
Property, plant and equipment, net	4,481,027	4,708,895	4,438,117	3,969,187	4,203,685
Other non-current assets (2)	1,776,263	2,444,267	2,773,254	1,226,501	1,396,923
Current assets	3,348,869	3,219,462	3,655,628	5,547,374	5,499,306
Cash and cash equivalents	213,303	307,218	560,307	2,158,044	1,779,294
Other current assets (3)	3,120,810	2,894,474	3,083,303	3,378,956	3,710,050
Non-current assets classified as held for sale	14,756	17,770	12,018	10,374	9,961

Total assets	9,606,159	10,372,624	10,866,999	10,743,062	11,099,914

Capital and reserves attributable to the owners of the parent (4)	4,697,201	5,340,035	5,369,183	5,711,495	5,833,246
Non-controlling interest	937,502	998,009	1,065,730	1,077,055	1,127,526

Non-current liabilities	1,880,070	2,185,421	2,306,640	1,975,129	2,583,032

Borrowings	900,611	1,204,880	1,302,753	948,495	1,426,574
Deferred tax liabilities	586,523	605,883	657,211	719,061	847,044
Other non-current liabilities	392,936	374,658	346,676	307,573	309,414

Current liabilities	2,091,386	1,849,159	2,125,446	1,979,383	1,556,110

Borrowings	1,264,208	797,944	1,121,610	1,047,641	513,083
Other current liabilities	827,178	1,051,215	1,003,836	931,742	1,043,028

Total liabilities	3,971,456	4,034,580	4,432,086	3,954,512	4,139,142
Total equity and liabilities	9,606,159	10,372,624	10,866,999	10,743,062	11,099,914

Number of shares (4)	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	2,004,743,442

(1)	The consolidated financial statements for the year ended December 31, 2014 previously furnished under Form 6-K dated February 19, 2015 have been restated to reduce the carrying value of the Company’s investment in Usiminas. For a discussion on the write-down of our investment in Usiminas as of September 30, 2014 and the restatement of previously issued financial statements, see note 2 (b) to our restated consolidated financial statements included elsewhere in this annual report.
(2)	As of December 31, 2014, 2013, 2012, 2011 and 2010, includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of USD662.3 million, USD662.3 million, USD663.8 million, USD663.8 million and USD750.1 million, respectively.
(3)	As of December 31, 2014, 2013, 2012, 2011 and 2010, includes financial assets with maturity of more than three months for a total amount of USD150.0 million, USD169.5 million, USD160.8 million, USD281.7 million and USD848.4 million, respectively.
(4)	The Company’s share capital as of December 31, 2014, 2013, 2012, 2011 and 2010 was represented by 2,004,743,442 shares, par value USD1.00 per share, for a total amount of USD2,004.7 million. Of the 2,004,743,442 shares, as of December 31, 2014, Ternium held 41,666,666 through its wholly-owned subsidiary Ternium International Inc., repurchased from Usiminas on February 15, 2011.

Fiscal Year Ended December 31, 2014 compared to Fiscal Year Ended December 31, 2013

Overview

Apparent steel use in Mexico increased 11.7% year-over-year to approximately 22.5 million tons in 2014, reflecting a vibrant industrial sector in which exports of manufactured goods, particularly to the United States continued to increase, and a slowly improving construction sector. Mexico’s GDP increased 2.1% year-over-year, evidencing a moderate acceleration in economic activity versus the prior year. In Argentina, apparent steel use decreased slightly to approximately 5.0 million tons, reflecting a broad decrease in activity, particularly in the automotive sector. In Colombia, apparent steel use increased 15.8% year-over-year to approximately 4.0 million tons in 2014. Colombian GDP continued expanding at a solid pace, with positive performance by each of the different steel consuming sectors.

Ternium’s operating income in 2014 was USD1.1 billion, slightly lower than operating income in 2013. Steel shipments increased by 647,000 tons year-over-year in Mexico, and decreased by a combined 254,000 tons in the Southern Region and Other Markets. Operating margin decreased slightly, reflecting a decrease of USD14 in steel revenue per ton, partially offset by a decrease of USD3 in steel operating cost per ton. A decrease in steel prices in the Southern Region was mostly offset by higher steel prices and a higher value added product mix in Mexico.

In October 2014 Ternium acquired 51.4 million additional ordinary shares of Usiminas from PREVI for a total purchase price of BRL616.7 million (or USD249.0 million). For further information on the Usiminas transactions, see note 3 to our restated consolidated financial statements included elsewhere in this annual report and for a discussion of the legal proceedings associated with Ternium’s investment in Usiminas, see Item 8 “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

During 2014, the Staff of the SEC requested information regarding Ternium’s value in use calculations and the differences between the carrying amounts and certain fair value indicators, including in particular the purchase price of BRL12 (approximately USD4.8) per share paid by the Company for the shares acquired from PREVI. Following the conclusion of previously disclosed discussions with the Staff of the SEC regarding Staff comments related to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 and recorded an impairment of USD739.8 million as of September 30, 2014, resulting in a carrying value for the Usiminas investment of BRL12 per share. Because of the impairment as of September 30, 2014, the Company did not record a further impairment as of December 31, 2014. Ternium’s cash flows were not affected. For a discussion on the write-down of our investment in Usiminas as of September 30, 2014 and the restatement of previously issued financial statements, see note 2 (b) to our restated consolidated financial statements included elsewhere in this annual report.

As a result of the aforementioned, Ternium’s equity in results of non-consolidated companies included a USD739.8 million loss in 2014 related to an impairment of the Company’s investment in Usiminas that negatively affected the net result for the year, which was a net loss of USD104.2 million in 2014 compared to a net income of $592.9 million in 2013.

Net Sales

Net sales in 2014 were USD8.7 billion, 2% higher than net sales in 2013, mainly as a result of higher steel products sales in Mexico, partially offset by lower steel products sales in the Southern Region and Other Markets. The following table shows Ternium’s total consolidated net sales for 2014 and 2013:

	Net sales (million USD)
	2014	2013	Dif.
Mexico	4,863.9	4,230.1	15%
Southern Region	2,641.5	2,944.7	-10%
Other Markets	1,159.3	1,251.2	-7%

Total steel products consolidated net sales	8,664.8	8,426.0	3%
Other products (1)	35.8	33.9	5%

Total steel segment net sales	8,700.5	8,459.9	3%

Total mining segment net sales	313.2	386.5	-19%

Intersegment eliminations	(287.6)	(316.4)

Total consolidated net sales	8,726.1	8,530.0	2%

(1)	The item “Other products” primarily includes pig iron and pre-engineered metal building systems.

Cost of sales

Cost of sales was USD6.9 billion in 2014, an increase of USD324.9 million compared with 2013. This was principally due to a USD248.0 million, or 5%, increase in raw material and consumables used, mainly reflecting a 4% increase in steel shipment volumes, higher purchased slabs costs and higher energy costs, partially offset by lower iron ore and coking coal costs; and a USD76.9 million increase in other costs, including a USD44.6 million increase in maintenance expenses, a USD39.7 million increase in depreciation of property, plant and equipment and amortization of intangible assets and a USD2.6 million increase in services and fees, partially offset by a USD6.9 million decrease in labor costs and USD2.5 million decrease in insurance costs.

Selling, general and administrative expenses

Selling, General & Administrative (SG&A) expenses in 2014 were USD816.5 million, or 9.4% of net sales, a decrease of USD26.8 million compared with SG&A in 2013, mainly as a result of lower taxes and contributions (other than income tax) and lower freight and transportation expenses.

Other net operating income

Other net operating income in 2014 was USD71.8 million, higher than the USD23.0 million gain in 2013. Other net operating income in 2014 and 2013 included a USD57.5 million and a USD11.7 million income recognition on insurance recovery, respectively.

Operating income

Operating income in 2014 was USD1.1 billion, or 12.1% of net sales, compared with operating income of USD1.1 billion, or 13.0% of net sales, in 2013.

The following table shows Ternium’s operating income by segment for 2014 and 2013:

In millions of U.S. dollars	Steel segment		Mining segment		Intersegment eliminations		Total
	2014	2013	2014	2013	2014	2013	2014	2013

Net Sales	8,700.5	8,459.9	313.2	386.5	(287.6)	(316.4)	8,726.1	8,530.0
Cost of sales	(6,960.0)	(6,645.2)	(255.2)	(268.3)	290.1	313.2	(6,925.2)	(6,600.3)
SG&A expenses	(799.8)	(820.3)	(16.6)	(23.0)	—	—	(816.5)	(843.3)
Other operating income (expenses), net	70.7	23.1	1.0	(0.1)	—	—	71.8	23.0
Operating income (loss)	1,011.4	1,017.5	42.3	95.1	2.4	(3.2)	1,056.2	1,109.4

Steel reporting segment

The steel segment’s operating income was USD1.0 billion in 2014, a decrease of USD6.1 million compared with 2013, reflecting higher operating cost, offset by higher sales.

Net sales of steel products in 2014 increased 3% compared with 2013, reflecting an increase in shipments partially offset by a decrease in revenue per ton. Shipments increased 393,000 tons, or 4%, compared with 2013, mainly due to higher sales volume in Mexico partially offset by lower sales volume in the Southern Region and Other Markets. Revenue per ton decreased by USD14, mainly due to lower steel prices in the Southern Region, mostly offset by higher steel prices and a higher value added product mix in Mexico.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2014	2013	Dif.	2014	2013	Dif.	2014	2013	Dif.
Mexico	4,863.9	4,230.1	15%	5,632.2	4,984.9	13%	864	849	2%
Southern Region	2,641.5	2,944.7	-10%	2,510.9	2,633.1	-5%	1,052	1,118	-6%
Other Markets	1,159.3	1,251.2	-7%	1,238.5	1,370.3	-10%	936	913	3%
Total steel products	8,664.8	8,426.0	3%	9,381.5	8,988.4	4%	924	937	-1%
Other products (1)	35.8	33.9	5%
Total steel segment	8,700.5	8,459.9	3%

(1)	The item “Other products” primarily includes pig iron and pre-engineered metal building systems.

Operating cost increased 4%, due to the above-mentioned 4% increase in shipment volumes and relatively stable operating cost per ton.

Mining reporting segment

The mining segment’s operating income was USD42.3 million in 2014, a decrease of USD52.8 million compared with 2013 mainly reflecting lower iron ore sales, partially offset by lower operating cost. Net Sales of mining products in 2014 were 19% lower than in 2013, reflecting lower shipments and revenue per ton. Shipments were 3.9 million tons, 9% lower than in 2013, mainly as a result of lower iron ore production at Peña Colorada.

	Mining segment
	2014	2013	Dif.
Net Sales (million USD)	313.2	386.5	-19%
Shipments (thousand tons)	3,857.3	4,243.0	-9%
Revenue per ton (USD/ton)	81	91	-11%

Operating cost decreased 7% year-over-year, due to the above mentioned 9% decrease in shipment volumes, partially offset by a 3% increase in operating cost per ton. Operating cost per ton increased mainly due to higher depreciation of property, plant and equipment.

Net financial results

Net financial results were a USD69.5 million loss in 2014, compared with a USD135.5 million loss in 2013. During 2014, Ternium’s net financial interest results totaled a loss of USD106.8 million, compared with a loss of USD111.5 million in 2013. Net foreign exchange result was a gain of USD26.7 million in 2014 compared with a gain of USD0.3 million in 2013. The gain in 2014 was primarily associated with the effect of a depreciation of the Mexican peso against the U.S. dollar on a net short local currency position in Ternium’s Mexican subsidiaries. Change in fair value of financial instruments included in net financial results in 2014 was a USD17.8 million gain, mainly related to results from changes in the fair value of financial assets, compared with a USD12.3 million loss in 2013.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies was a loss of USD751.8 million in 2014, compared with a loss of USD31.6 million in 2013. Equity in results of non-consolidated companies in 2014 included the above mentioned USD739.8 million loss related to an impairment of Ternium’s investment in Usiminas.

Income tax expense

Income tax expense in 2014 was USD339.1 million, compared with an income tax expense of USD349.4 million in 2013. The effective tax rate in 2014 was unusually high, reaching 144% of profit before income tax expense, mainly as a result of the significant impact of non-taxable losses stemming from the investment in Usiminas, the non-cash effect on deferred taxes of the significant depreciation of the Mexican peso and the Colombian peso against the U.S. dollar during the year, which reduces, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican and Colombian subsidiaries (which have the U.S. dollar as their functional currency) and an amendment of a previous period tax return in Mexico, partially offset by a net gain related to a non-cash reduction of deferred tax liabilities at one of Ternium’s subsidiaries.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interest in 2014 was a gain of USD94.6 million, compared with a gain of USD137.5 million in 2013.

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

Selling, general and administrative expenses

SG&A expenses in 2013 were USD843.3 million, or 9.9% of net sales, an increase of USD34.1 million compared to 2012, mainly including higher taxes and contributions (other than income tax), labor expenses and freight and transportation expenses, partially offset by lower services and fees expenses.

Operating income

Operating income in 2013 was USD1.1 billion, or 13.0% of net sales, compared to operating income of USD920.6 million, or 10.7% of net sales, in 2012. The following table shows Ternium’s operating income by segment for 2013 and 2012:

In millions of U.S. dollars	Steel segment		Mining segment		Intersegment eliminations		Total
	2013	2012	2013	2012	2013	2012	2013	2012

Net Sales	8,459.9	8,601.1	386.5	190.7	(316.4)	(183.8)	8,530.0	8,608.1
Cost of sales	(6,645.2)	(6,909.5)	(268.3)	(132.8)	313.2	175.9	(6,600.3)	(6,866.4)
SG&A expenses	(820.3)	(804.7)	(23.0)	(4.5)	—	—	(843.3)	(809.2)
Other operating income (expenses), net	23.1	(12.3)	(0.1)	0.4	—	—	23.0	(11.9)
Operating income (loss)	1,017.5	874.6	95.1	53.8	(3.2)	(7.9)	1,109.4	920.6

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

The Mining segment’s operating income was USD95.1 million in 2013, an increase of USD41.3 million compared to 2012 mainly reflecting the proportional consolidation of Consorcio Peña Colorada’s mining operations in 2013.

Net financial results

Net financial results were a USD135.5 million loss in 2013, compared with a USD121.6 million loss in 2012. During 2013, Ternium’s net financial interest results totaled a loss of USD106.3 million, USD18.9 million lower than in 2012, reflecting lower indebtedness and weighted average interest rates.

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

Foreign Currency Fluctuations

See Item 11. “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Exposure Risk.”

Governmental Economic, Fiscal, Monetary or Political Policies or Factors

See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate.”

B. Liquidity and Capital Resources

We obtain funds from our operations, as well as from short-term and long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, as well as our acquisitions (for further information on capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program”). In addition, during 2012, we had total cash inflows of USD136.7 million in connection with compensation payments for the nationalization of our participation in Sidor. For more information on the Sidor nationalization process, see Item 4. “Information on the Company—History and Development of the Company.” We hold money market investments, time deposits and variable-rate or fixed-rate securities, a majority of which are obligations of investment grade issuers. Our gross financial indebtedness decreased slightly in the 2013-2014 period, from USD2.4 billion at the end of 2012 to USD2.2 billion at the end of 2014. In November 2013, Ternium Mexico successfully negotiated a new USD800 million syndicated loan facility maturing in November 2018. See note 23 to our restated consolidated financial statements included elsewhere in this annual report for further information. In December 2014, Consorcio Peña Colorada negotiated a USD200 million loan with Nacional Financiera S.A., a Mexican development bank, maturing in April 2025. Disbursements under this facility began in April 2015. In the first quarter of 2012 and in the fourth quarter of 2014, we invested USD2.2 billion and USD249.0 million, respectively, in the purchase of Usiminas ordinary shares. For further information on the Usiminas transactions, see note 3 to our restated consolidated financial statements included elsewhere in this annual report.

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

The following table shows the changes in our cash and cash equivalents for each of the periods indicated below:

	For the year ended December 31,
In thousands of U.S. dollars	2014	2013	2012

Net cash provided by operating activities	505,844	1,092,174	1,055,092
Net cash used in investing activities	(675,774)	(882,779)	(2,994,747)
Net cash provided by (used in) financing activities	84,561	(466,076)	348,200

Decrease in cash and cash equivalents	(85,369)	(256,681)	(1,591,454)
Effect of exchange rate changes	(8,546)	(8,635)	(6,283)

Initial cash of Consorcio Peña Colorada and Exiros (1)	—	12,227	—
Cash and cash equivalents at the beginning of the year	307,218	560,307	2,158,044

Cash and cash equivalents at the end of the year (2)	213,303	307,218	560,307

(1)	Starting on January 1, 2013, Consorcio Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts for the year ended December 31, 2012 show them as investments in non-consolidated companies and their results are included within “Equity in earnings (losses) of non-consolidated companies” in the consolidated income statement.
(2)	In addition, at December 31, 2012, 2013 and 2014, Ternium had USD160.8, USD169.5 and USD150.0 million of other current investments with maturities of more than three months, respectively, and USD0.9, USD0.9 and USD0.1 million in restricted cash, respectively.

Fiscal Year Ended December 31, 2014 compared to Fiscal Year Ended December 31, 2013

Overview

During 2014, Ternium’s primary source of funding was cash provided by operating activities, net proceeds from borrowings and cash on hand. Cash and cash equivalents as of December 31, 2014 were USD213.3 million, a USD93.9 million decrease from USD307.2 million at the end of the previous year. The decrease is mainly attributable to net cash used in investing activities of USD675.8 million, partially offset by net cash provided by operating activities of USD505.8 million and net cash provided by financing activities of USD84.6 million.

In addition to cash and cash equivalents, as of December 31, 2014, we held other investments with maturity of more than three months for a total amount of USD150.0 million, decreasing USD19.5 million compared with December 31, 2013.

Operating activities

Net cash provided by operating activities was USD505.8 million in 2014, lower than the USD1.1 billion recorded in 2013, including an increase in working capital of USD551.0 million in 2014 and a decrease in working capital of USD114.6 million in 2013. The increase in working capital during 2014 was the result of a USD357.0 million increase in inventories, an aggregate USD108.0 million net decrease in accounts payable and other liabilities and an aggregate USD86.0 million net increase in trade and other receivables (amounts that included a negative non-cash effect of USD149.9 million reflecting variations in the exchange rates used by subsidiaries with functional currencies other than the U.S. dollar, mainly related to inventories).

Inventories increased as shown in the table below.

	Change in inventory Dec’14 / Dec’13
	(in millions of USD)
	Price	Volume	Total
Finished goods	(29.4)	(25.6)	(55.0)
Goods in process	(52.9)	(47.3)	(100.2)
Raw materials, supplies and allowances	(36.5)	(165.3)	(201.8)

Total	(118.8)	(238.2)	(357.0)

Investing activities

Net cash used in investing activities in 2014 was USD675.8 million, compared with net cash used in investing activities of USD882.8 million in 2013. This change was primarily attributable to the following:

•	a decrease of USD439.9 million in capital expenditures (from USD883.3 million in 2013 to USD443.5 million in 2014); partially offset by

•	an increase in net cash used in acquisitions of businesses of USD249.0 million (net cash used in 2014 consisted of cash paid for the acquisition of additional ordinary shares of Usiminas).

Financing activities

Net cash provided by financing activities was USD84.6 million in 2014, compared with net cash used in financing activities of USD466.1 million in 2013, for a net year-over-year change of USD550.6 million. This change was primarily attributable to the following:

•	net proceeds from borrowings of USD265.4 million in 2014, compared with net repayment of borrowings of USD270.8 million in 2013, for a net year-over-year change of USD536.3 million; and

•	a decrease of USD33.1 million in dividends paid in cash to non-controlling interests (from USD66.7 million in 2013 to USD33.6 million in 2014); partially offset by

•	an increase of USD19.6 million in dividends paid in cash to the Company’s shareholders (from USD127.6 million in 2013 to USD147.2 million in 2014).

Fiscal Year Ended December 31, 2013 compared to Fiscal Year Ended December 31, 2012

Overview

During 2013, Ternium’s primary source of funding was net cash provided by operating activities and its own cash reserves. Cash and cash equivalents as of December 31, 2013 were USD307.2 million, a USD253.1 million decrease from USD560.3 million at the end of the previous year. The decrease is mainly attributable to net cash used in investing activities of USD882.8 million and net cash used in financing activities of USD466.1 million, partially offset by net cash provided by operating activities of USD1.1 billion.

In addition to cash and cash equivalents, as of December 31, 2013, we held other investments with maturity of more than three months for a total amount of USD169.5 million, increasing USD1.8 million compared to December 31, 2012.

Operating activities

Net cash provided by operating activities was USD1.1 billion in 2013, similar to that of 2012, including a decrease in working capital of USD114.6 million in 2013 and of USD23.5 million in 2012.

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

Investing activities

Net cash used in investing activities in 2013 was USD882.8 million, compared to net cash used in investing activities of USD3.0 billion in 2012. This change was primarily attributable to the following:

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

Financing activities

Net cash used in financing activities was USD466.1 million in 2013, compared to net cash provided by financing activities of USD348.2 million in 2012. This change was primarily attributable to the following:

•	a net repayment of borrowings of USD270.8 million in 2013, compared to net proceeds from borrowings of USD469.7 million in 2012, for a net year-over-year change of 740.5 million; and

•	an increase of USD50.8 million in dividends paid in cash by subsidiary companies (from USD15.9 million in 2012 to USD66.7 million in 2013).

Principal Sources of Funding

Funding Policies

Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. Except for the Peña Colorada loan negotiated in December 2014 previously discussed, Ternium does not have committed credit facilities available for borrowing. Management believes that it could have access to external borrowing in case of any shortfalls or specific needs. We obtain financing primarily in U.S. dollars, Argentine pesos and Colombian pesos. Whenever feasible, management bases its financing decisions, including the election of currency, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For further information on our financial risk management, see note 28 to our restated consolidated financial statements included elsewhere in this annual report.

Financial Liabilities

Our financial liabilities consist of loans with financial institutions and some pre-accorded overdraft transactions. As of December 31, 2014, these facilities were mainly denominated in U.S. dollars (81.6% of total financial liabilities), Argentine pesos (12.9% of total financial liabilities) and Colombian pesos (4.6% of total financial liabilities). Total financial debt (inclusive of principal and interest accrued thereon) increased by USD162.0 million in the year, from USD2.0 billion as of December 31, 2013, to USD2.2 billion as of December 31, 2014, mainly due to an increase in short term borrowings, partially offset by the repayment of principal and interest on borrowings related to prior acquisitions. As of December 2014, current borrowings were 58.4% of total borrowings, none of which corresponded to borrowings with related parties.

The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

In thousands of U.S. dollars	2014	2013	2012
Borrowings with related parties	—	—	—
Bank borrowings (1)	2,164,819	2,002,824	2,424,363

Total borrowings	2,164,819	2,002,824	2,424,363

(1)	Net of debt issuance costs

The weighted average interest rates at December 31, 2014, 2013 and 2012 shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of those instruments at December 31, 2014, 2013 and 2012, respectively. Such rates do not include the effect of derivative financial instruments, nor fluctuations in the exchange rate between the instrument’s currencies and the U.S. dollar.

	2014	2013	2012

Bank borrowings	4.64%	4.89%	5.99%

As of December 31, 2014, the maturities of our financial liabilities were as follows:

In thousands of U.S. dollars	1 year	1 - 2	2 - 3	3 - 4	4 - 5	Over 5
At December 31, 2014	Or less	Years	Years	Years	Years	Years	Total
Borrowings (1)(2)	1,264,208	339,768	237,679	223,361	24,944	74,859	2,164,819

Total borrowings	1,264,208	339,768	237,679	223,361	24,944	74,859	2,164,819

(1)	Borrowings are bank borrowings with third parties. See “—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”
(2)	Net of debt issuance costs.

For information on our derivative financial instruments, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk” and note 22 to our restated consolidated financial statements included elsewhere in this annual report.

Most Significant Borrowings

Our most significant borrowings as of December 31, 2014, were those incurred under Ternium México’s 2013 syndicated loan facility, intended to improve the company’s debt profile, and under Tenigal’s syndicated loan facility, in order to finance the construction of its new hot-dipped galvanizing mill in Pesquería, Mexico.

In Millions of U.S. dollars

Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2014	Maturity
November 2013	Ternium Mexico	Syndicated loan	800.0	800.0	November 2018
2012/2013	Tenigal	Syndicated loan	200.0	200.0	July 2022

The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). As of December 31, 2014, we were in compliance with all covenants under our loan agreements.

For further information on our derivative financial instruments, borrowing and financial risk management, see notes 22, 23, and 28 to our restated consolidated financial statements included elsewhere in this annual report.

For information on Ternium’s capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program.”

C.	Research and Development, Patents and Licenses, Etc.

See Item 4. “Information on the Company—B. Business Overview—Research and Development; Product Development.”

D.	Trend Information

See “—Overview.”

E.	Off-Balance Sheet Arrangements

During 2014, the Company granted the following guarantees in relation to its participation in the non-consolidated company Techgen:

•

A corporate guarantee covering 48% of the outstanding value of transportation capacity agreements entered into by Techgen with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a natural gas purchasing capacity of 150,000 million btu per day starting on June 1, 2016 and ending on May 31, 2036. As of December 31, 2014, the outstanding value of this commitment was approximately USD285 million. The Company’s exposure under the guarantee in connection with these agreements amounts to USD136.7 million, corresponding to 48% of the outstanding value of the agreements as of December 31, 2014.

•

A corporate guarantee covering 48% of Techgen’s obligations under three stand-by letters of credit up to an amount of USD47.5 million issued in relation to an agreement with GE Power Systems, Inc. and General Electric International Operations Company, Inc Mexico Branch for the purchase of power generation equipment and other services related to such equipment for an outstanding amount of approximately USD 238 million. The Company’s exposure under the guarantee in connection with these stand-by letters of credit amounts to USD15.5 million.

•

A corporate guarantee covering 48% of Techgen’s obligations under a syndicated loan agreement, the proceeds of which will be used by Techgen for the construction of its facilities. As of December 31, 2014, disbursements under the syndicated loan agreement amounted to USD440 million, Ternium having provided a guarantee of approximately USD211 million. If the USD800 million syndicated loan is disbursed in full, the amount guaranteed by the Company will amount to approximately USD384 million. The main covenants under the corporate guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2014, Techgen and the Company were in compliance with all of their covenants under this syndicated loan agreement.

In addition, as described above, Ternium has various off-balance sheet commitments to purchase raw materials, energy (electricity and steam for the production of electricity), supplies (oxygen, nitrogen and argon) and production equipment.

Off-balance sheet commitments are discussed in note 24 (ii) to our restated consolidated financial statements included elsewhere in this annual report.

F.	Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2014, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

In millions of U.S. dollars	Payments Due by Period as of December 31, 2014
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Borrowings (1)	2,164.8	1,264.2	577.4	248.3	74.9
Estimated interest payments (2)	66.7	35.6	24.5	5.5	1.1
Purchase obligations (3)	617.9	206.6	258.0	153.3	—
Labor related obligations (4)	375.8	24.1	48.0	47.7	256.0

Total Contractual Obligations	3,225.2	1,530.5	907.9	454.8	332.0

(1)	Borrowings are bank borrowings with third parties. See “—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”
(2)	In calculating estimated interest payments for our borrowings that bear interest at a floating rate, we use the variable rates in effect in the current interest period, and assume that such rate is fixed over the period(s) measured.
(3)	Purchase obligations include mainly oxygen, nitrogen, argon, raw materials, electric power, equipment and steam.
(4)	Labor related obligations include post-employment and other employee benefits, asset retirement obligations and termination benefits.

G.	Recent Developments

Acquisition of the remaining 46% minority interest in Ternium’s Colombian subsidiary Ferrasa and disposition of interest in Ferrasa Panamá S.A.

On January 20, 2015, Ternium entered into an agreement to acquire the remaining 46% interest in Ferrasa for a total consideration of USD74 million. The Ferrasa transaction closed on April 7, 2015. In addition, on January 20, 2015, Ternium sold its 54% interest in Ferrasa Panamá S.A. for a total consideration of USD2.0 million. For more information related to Ferrasa, see Item 4 “Information on the Company—C. Organizational Structure—Ferrasa.”

Annual Dividend Approval

On May 6, 2015, the annual general shareholders’ meeting of the Company approved an annual dividend of USD0.090 per share (USD0.90 per ADS), or approximately USD180.4 million in the aggregate. The dividend was paid on May 15, 2015.

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

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2014, the Company’s board of directors met six times. A majority of the members of the board of directors in office present or represented at each board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote. The Company’s current board of directors is composed of eight directors, three of whom are independent directors.

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

Within the limits of applicable law, the board of directors of the Company may appoint any or all members of the board of directors as the Company’s attorney-in-fact, delegating to such director or directors any management powers to the extent the board of directors may deem appropriate. In addition, the board of directors may delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided that such delegation shall be subject to prior authorization by the general shareholders’ meeting. On September 14, 2005, following the requisite authorization at the general shareholders’ meeting, the board of directors delegated such day-to-day management and authority to Daniel Agustín Novegil. On May 6, 2015, the Company’s annual general shareholders’ meeting resolved to reduce the number of board members from nine to eight and re-elected Ubaldo José Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Pedro Pablo Kuczynski, Adrián Lajous Vargas, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustín Novegil as members of the board of directors to serve until the next annual shareholders’ meeting. The board of directors subsequently re-appointed Paolo Rocca as its chairman and Daniel Novegil as chief executive officer of the Company.

The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as director	Age at December 31, 2014
Paolo Rocca (1)	Chairman	Chairman and CEO of Tenaris, director and vice president of San Faustin	10	62
Ubaldo José Aguirre	Director	Managing director of Aguirre y Gonzalez S.A.	9	66
Roberto Bonatti (1)	Director	President of San Faustin	10	65
Carlos Alberto Condorelli	Director	Director of Tenaris	9	63
Adrián Lajous Vargas	Director	President of Petrométrica, S.C.	9	71
Daniel Agustín Novegil	Director	CEO of the Company	10	62
Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin, director of Tenaris and president of Humanitas Group	9	66
Pedro Pablo Kuczynski	Director	Senior advisor to The Rohatyn Group	8	76

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Paolo Rocca. Mr. Rocca has served as chairman of the Board since 2005. He is a grandson of Agostino Rocca. He is also chairman and chief executive officer of Tenaris, a member of the board of directors and vice president of San Faustin, chairman of Tubos de Acero de México S.A. and a director of Techint Financial Corporation N.V. In addition, he is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

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

Roberto Bonatti. Mr. Bonatti has served as a director of the Company since 2005. Mr. Bonatti is a grandson of Agostino Rocca, founder of the Techint Group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint Group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin and, since 2001, he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. He is also a member of the board of directors of Tenaris. Mr. Bonatti is an Italian citizen.

Carlos Alberto Condorelli. Mr. Condorelli has served as a director of the Company since 2005. He is also a member of the board of directors of Tenaris since 2007. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including chief financial officer of Tenaris, finance and administrative director of Tubos de Acero de México, S.A. and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Adrián Lajous Vargas. Mr. Lajous has served as a director of the Company since 2006. Mr. Lajous currently serves as chairman of the Oxford Institute for Energy Studies, a fellow at the Center for Global Energy Policy at Columbia University, president of Petrométrica, S.C. and non-executive director of Trinity Industries Inc. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Petróleos Mexicanos (Pemex) in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. In addition, he served as non-executive director of Schlumberger Ltd. between 2002 and 2014. Mr. Lajous is a Mexican citizen.

Daniel Agustín Novegil. Mr. Novegil has served as a director and chief executive officer of the Company since 2005. With more than 35-years of experience in the steelmaking industry, he was appointed managing director of Siderar in 1993 and a member of the board of directors of Usiminas in 2012. He is also member of the board of directors of the World Steel Association and former president of Alacero (Latin American Steel Association). Since 1999 he has been a member of the advisory board of the Sloan Masters Program at Stanford University. Mr. Novegil is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Tenaris, president of the Humanitas Group and president of the board of directors of Tenova S.p.A. In June 2013, he was elected president of Assolombarda, the largest territorial association of entrepreneurs in Italy and part of Confindustria (Italian employers’ organization). In addition, he is a member of the EIT Governing Board (European Institute of Innovation and Technology) and sits on the board of directors or executive committees of several companies, including Allianz S.p.A., Brembo and Buzzi Unicem. He is a member of the Advisory Board of Allianz Group, of the Aspen Institute Executive Committee, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.

Pedro Pablo Kuczynski. Mr. Kuczynski has served as a member of the Board since 2007. Prior to that, he served in the Peruvian government as Prime Minister (2005-2006), Minister of Economy and Finance (2001-2005) and Minister of Energy and Mines (1980-1982). He was president until 2001 of a private equity firm he founded in 1992 after spending ten years as Chairman of First Boston International (today Credit Suisse) in New York. Since 2007, he is Senior Advisor to the Rohatyn Group, a firm specializing in emerging markets. He ran a bauxite mining company affiliated with Alcoa between 1977 and 1980. He began his career at the World Bank in 1961 and in the 1970s headed its Policy Planning Division as Chief Economist for Latin America and Chief Economist of IFC. Mr. Kuczynski is a U.S. and Peruvian national.

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

PwC Luxembourg, an independent registered public accounting firm, was appointed as the Company’s independent auditor for the fiscal year ended December 31, 2015, at the ordinary general shareholders’ meeting held on May 6, 2015.

Senior Management

The following table sets forth certain information concerning our senior management:

Name	Age at December 31, 2014	Position
Daniel Novegil	62	Chief Executive Officer; Director
Pablo Brizzio	44	Chief Financial Officer
Máximo Vedoya	44	Mexico Area Manager
Martín Berardi	57	Siderar Executive Vice President
Héctor Obeso	50	International Area Manager
Oscar Montero Martínez	54	Planning and Operations General Director
Luis Andreozzi	64	Engineering and Environment Director
Rodrigo Piña	42	Human Resources Director
Roberto Demidchuk	53	Chief Information Officer
Rubén Herrera	57	Quality and Product Director

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

Máximo Vedoya. Mr. Vedoya currently serves as our Mexico Area Manager. Since January 2012, he has been the executive vice president of Ternium Mexico. Prior to that, he served as chief executive officer of Ferrasa. He has held several other executive positions since joining the Techint Group in 1992, such as director of Ternium Mexico’s international and steel purchase operations, commercial director and export manager of Sidor and commercial planning manager of Siderar. He was also director of Colombian metal-mechanic and shipbuilding chamber Fedemetal, and the Venezuelan association of the metallurgical and mining industry AIMM, and is currently vice-president of the Mexican steel chamber Canacero, director of the Latin American steel chamber Alacero, vice-president of the Nuevo León industrial chamber Caintra, and vice-president of the Mexican industrial chamber CONCAMIN. Mr. Vedoya is an Argentine citizen.

Martín Berardi. Mr. Berardi currently serves as our Siderar Executive Vice President. He began his career with the Techint group in 1980 as a trainee in Propulsora Siderúrgica. He has held several positions within the Techint group including in Propulsora Siderúrgica, Siat S.A.I.C. and Siderca. He served as managing director of Siat (1992-1995), managing director of Tamsa (1995-2000), president and chief executive officer of Sidor (2000-2004) and became managing director of Siderar in October 2004, a position which he held until he assumed his present position at the Company. He was president of IVES (Venezuelan steel institute) (2002-2004), president of Mercofer (2006-2009) and president of CAA (Argentine steel chamber) (2012-2014). He is currently vice-president of CAA, president of Alacero and a member of the board of directors of ITBA (Buenos Aires Institute of Technology). Mr. Berardi is an Argentine citizen.

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

Rubén Herrera. Mr. Herrera currently serves as our Quality and Product Director. He assumed his current position in July 1, 2008. He has also been quality and product director of Ternium Mexico since 2007. Since joining the Techint group in 1990, he has held several other executive positions, including mechanical metallurgical department chief in Siderca’s Industrial Research Center, product manager of Siderar, and quality and product director of Sidor. Mr. Herrera is an Argentine citizen.

B.	Compensation

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received for the year 2014 a fee of USD85,000, and the chairman of the board of directors received an additional fee of USD295,000. The chairman of the audit committee received as additional compensation a fee of USD65,000, while the other members of the audit committee received an additional fee of USD55,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

The aggregate cash compensation received by senior management for the year 2014 amounted to USD12.9 million. In addition, senior management received, for the year 2014, 1,059,320 units for a total amount of USD2.8 million, in connection with the employee incentive retention program described in note 4 (n) (3) “Employee liabilities—Other compensation obligations” to our restated consolidated financial statements included elsewhere in this annual report.

There are no service contracts between any director and Ternium that provide for material benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to directors.

C.	Board Practices

See “—A. Directors and Senior Management.”

Audit Committee

On May 6, 2015, the Company’s board of directors re-appointed Ubaldo José Aguirre, Adrián Lajous Vargas and Pedro Pablo Kuczynski as members of its audit committee, with Mr. Aguirre to continue chairing that committee. All three members of the audit committee are independent directors as defined under the Company’s articles of association.

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

As of December 31, 2014, Ternium had 16,919 employees, an amount slightly higher than the number of employees it had as of the end of the previous two years.

The following table shows the number of persons employed by Ternium and its fully consolidated subsidiaries, and excludes proportionally consolidated subsidiaries Consorcio Peña Colorada and Exiros:

	At December 31,
	2014	2013	2012
Mexico	9,266	9,285	9,118
Argentina	5,641	5,539	5,454
Colombia	1,440	1,354	1,455
Other	572	610	584

Total employees (1)	16,919	16,788	16,611

(1)	Does not include employees of proportionally consolidated subsidiaries Consorcio Peña Colorada and Exiros. Does not include 2,473 employees of contractors who performed services at Ternium’s facilities at year-end 2014, 2,646 employees of contractors at year-end 2013 and 2,435 employees of contractors at year-end 2012.

Mexico

In Mexico, approximately 61% of Ternium employees are unionized. Of these, approximately 44.7% of Mexico’s unionized workers are members of FENASA (“Federación Nacional de Asociaciones Sindicales Autónomas”), the national federation of autonomous union associations, and 55.3% are members of FNSI (“Federación Nacional de Sindicatos Independientes”), the national federation of independent unions. The unionized employees of Consorcio Peña Colorada, however, are members of Sindicato de Trabajadores Mineros, Metalúrgicos y Similares de la República Mexicana (Union of Mexican Republic Mine, Metal and Similar Workers). The applicable collective bargaining agreements are negotiated every two years and salary adjustments are made on an annual basis. Despite some social and union conflicts, Ternium’s Mexican subsidiaries maintain good relations with their labor force in Mexico and have never experienced a strike or work stoppage related to labor conflicts.

Under Mexican law, companies are required to pay to their employees an annual benefit of 10% of their taxable income (profit sharing program), calculated similarly to income tax. Under Mexican law, Ternium Mexico is required to pay social security and tax contributions as follows: the company’s social security contributions are equal to 20.4% of the minimum salary plus additional contributions of around 24% over the employees’ total salary (subject to a cap); Ternium Mexico must also withhold an additional percentage for social security contributions (equal to 2.8%) from salaries up to a certain cap.

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

In Mexico, Ternium has defined benefit and defined contribution plans which are granted to employees depending on their commencement date, whether they are covered or not by a collective bargaining agreement and other factors. Defined benefit employee retirement plans (pensions and seniority premiums) are based primarily on years of service, present age and remuneration at the date of retirement. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. In addition, some high level employees benefit from a plan to cover health-care expenses of retired employees. The defined contribution plans provide a benefit equivalent to the capital accumulated with the company’s contributions, which are provided as a match of employees’ contributions to the plan. The plan provides vested rights according to the years of service and cause of retirement. For further information see note 4(n) to our restated consolidated financial statements included elsewhere in this annual report.

Argentina

Most of Siderar’s employees are represented by the Argentine Metalworkers Union (the Unión Obrera Metalúrgica de la República Argentina (“UOM”) and are covered by a collective agreement that includes all workers in the Argentine steel industry. The employees are also covered by certain complementary collective agreements between Siderar and the UOM that define specific issues related to each or all plants, such as working structures, performance related compensation, productivity, production quantity and quality and Siderar’s results-related compensation. These agreements are subject to periodic modifications and are updated in relation to competitiveness, quality, safety and efficiency goals and to reflect inflation adjustments.

Many foremen of Siderar are represented by the Asociación de Supervisores de Industria Metalmecánica de la República Argentina (“ASIMRA”), the union of supervisors of different activities in the metal manufacturing industry. ASIMRA affiliated employees are covered by a collective agreement signed with Siderar that establishes regulations relating to salaries, working organization, absences, vacations, benefits and labor relations. This agreement is subject to periodic modifications and is updated in relation to the requirements of the production processes.

Nominal salaries in local currency have been increasing substantially, reflecting the economic situation of the country and inflation, and were the result of collective agreements entered into with the labor authorities’ involvement. Negotiations on salaries between the employers’ entity representing steel companies in the collective bargaining —including Siderar— and the steelworkers unions are made on an annual basis.

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

As part of the privatization process in 1992, 20% of Siderar’s shares were sold to former employees of the acquired state-owned company Somisa under the Programa de Propiedad Participada (the “Employee Stock Ownership Plan”). As of December 31, 2014 this participation decreased to 1.39% as a result of Siderar’s shares being sold in the market over time. For further information, see Item 4. “Information on the Company—C. Organizational Structure—Subsidiaries—Siderar.”

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

Colombia

Presently, approximately 3% of Ferrasa’s employees are unionized workers. Since October 2012, two unions have been acting at Ferrasa’s Barranquilla unit: the Sindicato Unitario de los Trabajadores de la Industria de Materiales para Construcción (“SUTIMAC”) and the Sindicato de Trabajadores y Empleados de la Empresa de Compra-Venta y Producción de Artículos de Construcción y Ferretería en General (“SINTRAFERRASA”).

Under Colombian labor laws, employers are required to pay its workers a monthly minimum wage, which is increased by the government on an annual basis in relation to the inflation rate in the country during the previous year. In addition, labor laws provide for the payment of transportation assistance and the supply of uniforms to those employees earning less than two minimum monthly salaries.

Under Colombian law, Ferrasa is required to pay an amount equal to 12.0% and to withhold an amount equal to 8.0% of an employee’s base salary as contributions to the social security system. A cap of twenty-five minimum wages is applicable for calculating the contributions in case of salaries exceeding such amount of minimum wages. Those contributions finance a state-controlled pension system. There are no mandatory company-supported pension plans.

In addition, Ferrasa is required to pay amounts equal to 2%, 4% and 3% of an employee’s base salary, respectively, to SENA (a national workers training body), to one Caja de Compensación Familiar (funds that subsidize families), and to the Instituto Colombiano de Bienestar Familiar (Colombian welfare institute).

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

To our knowledge, the total number of shares of the Company (including in the form of ADSs) owned by our directors and executive officers as of March 31, 2015 was 831,560, which represents 0.04% of our issued and outstanding shares. The following table provides information regarding share ownership by our officers and directors.

Director or Officer	Number of Shares Held
Adrián Lajous	740,560
Martín Berardi	76,000
Rodrigo Piña	15,000
Total	831,560

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

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

Identity of Person or Group	Number	Percent
Techint Holdings S.à r.l. and subsidiaries (1)	1,243,433,112	62.02%
Tenaris (1)	229,713,194	11.46%
Ternium (2)	41,666,666	2.08%
Directors and Senior Management as a group	831,560	0.04%
Public	489,098,910	24.40%

Total	2,004,743,442	100.00%

(1)	Each of Techint Holdings and Tenaris are controlled by San Faustin. RP STAK holds shares in San Faustin sufficient in number to control San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. No person or group of persons controls RP STAK.
(2)	Ternium holds its own shares through its wholly-owned subsidiary Ternium International Inc.

As of March 31, 2015, 48,993,047 ADSs (representing 489,930,470 shares, or 24% of all outstanding shares of the Company) were registered in the name of three record holders resident in the United States, as informed by BNY Mellon.

The voting rights of our principal shareholders do not differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a later date result in a change of control of the Company.

B.	Related Party Transactions

Ternium is a party to several related party transactions as described in note 25 to our restated consolidated financial statements included elsewhere in this annual report. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see Item 6. “Directors, Senior Management and Employees—C. Board Practices—Audit Committee.” Below is a description of relevant related party transactions.

Purchases of Raw Materials

In the ordinary course of business, Ternium buys raw materials and other production inputs from subsidiaries of Tenaris. These purchases are made on similar terms and conditions as those for purchases made by the Ternium companies from unrelated third parties. These transactions include:

•	purchase of ferrous scrap and other raw material, which amounted to USD27.8 million in 2014, USD27.4 million in 2013 and USD34.5 million in 2012; and

•

purchase of steam and operational services from the Argentine electric power generating facility of Siderca for Siderar in San Nicolás. These purchases amounted to USD2.0 million in 2014, USD12.0 million in 2013 and USD10.0 million in 2012.

In addition, Ternium buys iron ore from Consorcio Peña Colorada, which is jointly owned (50% / 50%) by Ternium and ArcelorMittal. These purchases amounted to USD114.3 million in 2012. Starting on January 1, 2013, and in connection with certain new agreements, Ternium began to proportionally consolidate Consorcio Peña Colorada’s assets, liabilities, revenue and expenses.

Purchases of Steel Products

In the ordinary course of business, Ternium buys steel products from Usiminas and its subsidiaries. Purchases amounted to USD58.3 million in 2014, USD109.3 million in 2013 and USD198.9 million in 2012. These purchases are made on similar terms and conditions to those purchases made by the Ternium companies from unrelated third parties.

Sales of Steel Products and Raw Materials

In the ordinary course of business, Ternium sells steel products and raw materials to subsidiaries of Tenaris. These transactions include:

•	sales of round steel bars done under a long-term agreement to Tenaris’ facilities in Mexico, which amounted to USD170.4 million in 2014, USD156.7 million in 2013 and USD163.1 million in 2012;

•	sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to USD49.7 million in 2014, USD50.5 million in 2013 and USD52.4 million in 2012; and

•	sales of metal building components for a new rolling mill, which amounted to USD2.9 million in 2014 and USD2.9 million in 2013.

All these sales are made on similar terms and conditions as those for sales made by Ternium to unrelated third parties.

Agency Services Fees

Exiros, which is jointly owned (50% / 50%) by Ternium and Tenaris, through its network of companies, provides purchase agency services to us.

In connection with Exiros’s services, Ternium paid fees amounting to USD30.8 million in 2012. Starting on January 1, 2013, and in connection with an amendment in the shareholders agreement, Ternium began to proportionally consolidate Exiros’s assets, liabilities, revenue and expenses.

Supply of Natural Gas

Ternium Mexico has natural gas supply agreements with GIMSA, a natural gas distributor and a company in which Ternium Mexico holds 23.44% equity participation. GIMSA sales to Ternium Mexico amounted to USD141.8 million in 2014, USD118.8 million in 2013 and USD87.4 million in 2012.

Siderar has natural gas supply agreements with Tecpetrol and Energy Consulting Services, natural gas transportation agreements with TGN, and natural gas distribution agreements with Litoral Gas. Tecpetrol is a company controlled by San Faustin, engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. TGN operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina. Litoral Gas is a company that holds the regional license for gas distribution in the Province of Santa Fe and in the northeastern section of the Province of Buenos Aires. Energy Consulting Services is a company engaged in energy and management consulting, representing one of the major and most reliable natural gas traders in Argentina. San Faustin holds significant but non-controlling interests in TGN, Litoral Gas and Energy Consulting Services.

Tecpetrol supplies natural gas at prices and on terms and conditions that are equivalent to those charged by Siderar’s other suppliers of natural gas. Tecpetrol’s sales to Siderar amounted to USD0.4 million in 2014, USD2.3 million in 2013 and USD4.1 million in 2012.

TGN charges Siderar a price to transport its natural gas supplies that is equivalent, on a comparable basis, to prices paid by other industrial users. The Argentine government regulates the framework under which TGN operates and prices its services. TGN’s sales to Siderar amounted to USD1.0 million in 2014, USD1.3 million in 2013 and USD1.6 million in 2012.

Litoral Gas distributes gas to Siderar’s northern plants. The Argentine government regulates the framework under which Litoral Gas operates and establishes a maximum price for its distribution service. Litoral Gas’ sales to Ternium totaled USD1.6 million in 2014, USD2.1 million in 2013 and USD2.0 in 2012.

Energy Consulting Services provides Siderar with natural gas at market prices. Energy Consulting Services sales amounted to USD11.5 million in 2014, USD7.2million in 2013 and USD2.5 million in 2012.

Provision of Engineering and Labor Services

Ternium contracts with certain companies controlled by San Faustin specialized in supplying engineering services, construction services, labor and supervision services, for civil and electromechanical works, and cleaning, general maintenance and handling of by-products services. Fees accrued for these services amounted to USD123.4 million in 2014, USD227.1 million in 2013 and USD240.6 million in 2012.

Sales and Purchases of Other Products and Services

Ternium enters into other transactions with companies controlled by San Faustin from time to time. The most important ones include:

•

purchases of plant equipment and spare parts, and technical assistance from Tenova S.p.A. and from other related companies, which amounted to USD5.6 million in 2014, USD39.0 million in 2013 and USD22.7 million in 2012; and

•	purchases of steel products from Tenaris’ subsidiaries, which amounted to USD1.9 million in 2014, USD1.8 million in 2013 and USD2.5 million in 2012

Administrative Services

Finma S.A., Arhsa S.A. and Techinst S.A., a group of companies controlled by San Faustin in which the Company has a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provide administrative and legal support services to San Faustin’s affiliates in Argentina, including Argentine affiliates of Ternium. Fees accrued for these services amounted to USD11.3 million in 2014, USD11.9 million in 2013 and USD11.8 million in 2012.

Loans to Related Parties

During 2014, the Company financed Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen, which generated interest gains in favor of Ternium in an amount of USD1.0 million. Such loans were fully repaid during 2014. For more information on the Techgen investment, see Item 4. “Organizational Structure—Other investments—Techgen”.

Other income from Related Parties

Ternium sold software systems and provided technical assistance to Usiminas in an amount of USD3.2 million in 2014 and USD4.6 million in 2013.

Dividends from Related Parties

Ternium received dividend payments from Usiminas in an amount of USD1.9 million in 2014 and USD4.7 million in 2012.

Other Transactions

In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are considered to be material.

C.	Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-77 for our restated consolidated financial statements.

Legal Proceedings

Outstanding Legal Proceedings

The following legal proceedings were outstanding as of the date of this report:

Claims related to CSN

In 2013, the Company was notified of a lawsuit filed in Brazil by CSN, and various of its affiliated entities against Company’s subsidiaries Ternium Investments, Siderar and Prosid, and against TenarisConfab (a Brazilian subsidiary of Tenaris S.A.), alleging that under applicable Brazilian laws and rules, they were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to holders of 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; the respective shares of Ternium Investments and Siderar (together with Prosid) in the offer would be 60.6% and 21.5%. On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the court’s decision, and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal sometime in 2015.

In addition, Ternium is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Consejo Administrativo de Defesa Econômica (CADE). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend Ternium’s voting rights with respect to the shares in Usiminas until the review was completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and, on May 19, CADE formally closed the file.

Ternium believes that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsels and previous decisions issued by CVM (including CVM’s determination in February 2012 that the above mentioned acquisition did not trigger any tender offer requirement) and, subsequently, the first instance court decision issued on September 23, 2013, discussed above. Accordingly, no provision was recorded in the restated consolidated financial statements included elsewhere in this annual report.

Claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the CVM determined that Ternium’s October 2014 acquisition of 51.4 million ordinary shares of Usiminas from PREVI triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal before the CVM’s Board of Commissioners, which would stay the effects of the staff’s decision until such Board rules on the matter. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

Tax matters relating to Siderar

The Administración Federal de Ingresos Públicos, or AFIP – the Argentine tax authority, has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD11.4 million as of December 31, 2014. Siderar appealed each of these assessments before the National Tax Court, which, in successive rulings, reduced each of the assessments made by the AFIP. The National Tax Court decisions were, however, further appealed by both Siderar and the AFIP. On May 5, 2014, Siderar was notified of a new National Tax Court ruling approving the AFIP’s assessment for fiscal year 1997 in an amount of approximately USD0.8 million (including principal and interest); as the Tax Court did not grant a stay with respect to this decision, Siderar has paid the full amount of the ruling and has reserved its right to seek reimbursement of that payment.

Based on the recent National Tax Court decision, management believes that there could be an additional potential cash outflow in connection with this assessment and, as a result, Siderar recognized a provision which, as of December 31, 2014, amounts to USD0.6 million.

Potential Mexican income tax adjustment

In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD34 million, plus interest and fines. Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.

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

The following table shows the dividends approved by the Company’s shareholders since its incorporation:

Shareholders’ meeting date	Approved dividend			Dividend payment date
	Amount (USD million)	Per share (USD)	Per ADS (USD)
June 6, 2007	100.2	0.050	0.50	June 12, 2007
June 4, 2008	100.2	0.050	0.50	June 12, 2008
June 3, 2009	—	—	—	n/a
June 2, 2010	100.2	0.050	0.50	June 10, 2010
June 1, 2011	150.4	0.075	0.75	June 9, 2011
May 2, 2012	150.4	0.075	0.75	May 10, 2012
May 2, 2013	130.3	0.065	0.65	May 10, 2013
May 7, 2014	150.4	0.075	0.75	May 16, 2014
May 6, 2015	180.4	0.090	0.90	May 15, 2015

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

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2014. The legal reserve is not available for distribution.

B.	Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details

The Company’s ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “TX.” Trading on the NYSE began on February 1, 2006. As of March 31, 2015, a total of 2,004,743,442 shares were registered in the Company’s shareholder register.

As of March 31, 2015, a total of 489,930,470 shares were registered on behalf of Euroclear and Clearstream, mostly related to the Company’s ADR program. On March 31, 2015, the closing price for the Company’s ADSs reported by the NYSE was USD18.07.

New York Stock Exchange

As of March 31, 2015, a total of 48,993,047 ADSs were registered of record. Each ADS represents 10 shares of the Company’s share capital. BNY Mellon acts as the Company’s depositary for issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the high and low daily quoted prices for the Company’s shares, in the form of ADSs, as reported by the NYSE.

	Price per ADS
Five Most Recent Full Financial Years	High	Low
2010	43.07	29.16
2011	43.26	15.54
2012	24.86	17.63
2013	31.30	19.21
2014	32.24	16.22

	Price per ADS
Full Financial Quarters since 2013	High	Low
First quarter 2013	24.02	19.61
Second quarter 2013	24.42	19.21
Third quarter 2013	25.48	21.76
Fourth quarter 2013	31.30	24.27
First quarter 2014	32.24	27.40
Second quarter 2014	30.52	26.36
Third quarter 2014	29.83	24.00
Fourth quarter 2014	23.76	16.22
First quarter 2015	18.83	15.85

	Price per ADS
Last Six Months	High	Low
October 2014	23.76	19.73
November 2014	22.28	19.65
December 2014	20.30	16.22
January 2015	17.53	15.85
February 2015	18.79	17.00
March, 2015	18.83	17.11

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The Company’s authorized share capital is fixed by the Company’s articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. The extraordinary general shareholders’ meeting, held on May 6, 2015, renewed the validity of the Company’s authorized share capital until 2020. As of March 31, 2015, there were 2,004,743,442 shares issued. All issued shares are fully paid.

The Company’s articles of association authorized the board of directors or any delegate(s) duly appointed by the board of directors, to issue shares within the limits of its authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves, at such times and on such terms and conditions as the board of directors or its delegates may determine. The extraordinary general meeting of shareholders held on May 6, 2015 renewed this authorization through 2020.

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

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2014. The legal reserve is not available for distribution.

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

Repurchase of Company Shares

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of August 10, 1915, as amended, and, in the case of acquisitions of shares or ADSs made through the NYSE, with any applicable laws and regulations of such market. See Item 16.E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information on the authorization granted on May 6, 2015, by the Company’s annual general shareholders’ meeting to the Company or its subsidiaries to repurchase the Company’s shares, including shares represented by ADRs.

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

Mexico

Since 1994, the Mexican government has allowed the Mexican peso to float freely against the U.S. dollar. Since September 2008 until March 2009, the value of the Mexican peso against the U.S. dollar declined rapidly mainly as a consequence of the global economic downturn. Between March 2009 and June 2011, the Mexican peso partly recovered its losses mainly reflecting the subsequent recovery of economic activity. During the second half of 2014, the value of the Mexican peso against the U.S. dollar declined rapidly due to a global trend of U.S. dollar appreciation.

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

Argentina

At December 31, 2014, approximately 14% of Ternium’s consolidated net assets were located in Argentina.

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

Imports of Goods

Since February 2012, customs clearances of imports of goods and remittances to pay for imports are subject to prior approval by the Argentine tax authorities and the Argentine Secretary of Commerce. The criteria for approval of import transactions are not determined in the applicable regulations. As a result of these measures, Ternium’s Argentine subsidiaries suffered delays in obtaining the necessary approvals for its imports of raw materials and equipment during September 2014 and October 2014. If Ternium’s Argentine subsidiaries fail to obtain the necessary approvals for their imports of raw materials and equipment, our production and growth projects in the country would be delayed or interrupted, affecting our results of operations, financial condition and net worth.

Imports of Services

Since April 2012, remittances to pay fees and royalties to foreign services providers or technology suppliers are conditioned upon the receipt of prior approval by the Argentine tax authorities when contracts exceed the aggregate value of USD100,000 or USD10,000 per installment, or if the value of the contract is not determined. In addition, since April 2012, when the beneficiary of the payment is an affiliate of the payer, or if such beneficiary or its bank account is located in a jurisdiction that is deemed non-cooperative for tax transparency purposes under Argentine law, the remittance is subject to prior Argentine Central Bank approval. Payments under services contracts with an annual value lower than USD100,000 are not subject to pre-approval. Approvals, where required, are discretionary and the approval process has proven to be lengthy.

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

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of all of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The reorganization was completed in December 2010, and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets, in accordance with the applicable legal provisions.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve in its tax balance sheet. Dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should not be subject to to Luxembourg withholding tax under current Luxembourg law. See note 1 to our restated consolidated financial statements included elsewhere in this annual report.

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

Capital gains realized by Luxembourg resident individuals holding (together with his/her spouse and underage children) directly or indirectly more than 10% of the capital of the Company2 will be taxable at a progressive rate, if a holding period of six months following their acquisition elapsed. Within the six month period, standard rates apply.

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

[2]	Or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and the former holder held at least 10% in the capital of the company at any moment during said five years.

Tax regime applicable to distributions

Withholding tax

Distributions to holders are in principle subject to a 15% withholding tax computed on the gross amount distributed. The rate of the withholding tax may be reduced pursuant to double tax treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein. However, distributions imputed for tax purposes to the special reserve (please see above paragraph “corporate reorganization”) should be out of the scope of Luxembourg withholding tax under the current tax law.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the assumption that each obligation in the ADS deposit agreement and any related agreement will be performed in accordance with its terms.

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

The amount of any dividend paid in foreign currency will equal the U.S. dollar value of the foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is received by the depositary, regardless of whether the foreign currency is converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Additional U.S. Federal Income Tax Considerations

PFIC rules. Based on the Company’s expected income and assets, we believe that the ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your ADSs would in general not be treated as capital gain. Furthermore , if you are a U.S. holder, unless you are permitted to elect and you do elect to be taxed annually on a mark-to-market basis with respect to the ADSs, upon sale or disposition of your ADSs, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs. Dividends that you receive from us and that are not treated as excess distributions will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The multinational nature of our transactions, operations and customer base expose us to the risk of changes in interest rates, foreign currency exchange rates and commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate market risk and interest rate costs. We do not use derivative financial instruments for other purposes. In addition, in the ordinary course of business Ternium also faces risks with respect to financial instruments that are either non-financial or non-quantifiable. Such risks principally include country risk and credit risk and are not presented in the following analysis. For additional information about our financial risk management, see note 28 to our restated consolidated financial statements included elsewhere in this annual report.

The following tables provide a breakdown of Ternium’s debt instruments at December 31, 2014, which included fixed and variable interest rate obligations detailed maturity date. The following information should be read together with note 28 “Financial Risk Management” to our restated consolidated financial statements included elsewhere in this annual report.

At December 31, 2014 In thousands of U.S. dollars	Expected maturity in the year ending December 31,
	2015	2016	2017	2018	2019	Thereafter	Total
Non-current Debt
Fixed Rate	—	10,334	958	—	—	—	11,292
Floating Rate	—	329,434	236,721	223,361	24,944	74,859	889,319

Current Debt
Fixed Rate	784,860	—	—	—	—	—	784,860
Floating Rate	479,348	—	—	—	—	—	479,348

Total (1) (2)	1,264,208	339,768	237,679	223,361	24,944	74,859	2,164,819

(1)	Borrowings are primarily bank borrowings with third parties. See Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”
(2)	As most borrowings are subject to floating rates that approximate market rates, with contractual repricing that occurs every one, three or six months, the fair value of each borrowing approximates its carrying amount and is not disclosed separately.

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow. The weighted average interest rate of Ternium’s debt was 4.64% at December 31, 2014. This figure, which incorporates a majority of instruments denominated in U.S. dollars, was calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2014.

Total Debt by Currency as of December 31, 2014

In thousands of U.S. dollars
USD	1,766,661
ARP	278,840
COP	99,976
Other	19,342

Total	2,164,819

Interest Rate Exposure Risk

Interest rate movements create a degree of risk by affecting the amount of Ternium’s interest payments and the value of Ternium’s floating-rate debt. Most of Ternium’s long-term borrowings are at variable rates. A minor portion of this debt is fixed through swaps, as described below. Ternium’s total variable interest rate debt amounted to USD1.4 billion (63% of total borrowings) for the year ended December 31, 2014.

Interest Rate Derivative Contracts

During 2012 and 2013, Tenigal entered into several interest rate forward starting swap agreements that fix the interest rate to be paid over an aggregate amount of USD100 million, at an average rate of 1.92%. These agreements became effective in July 2014, will be due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2014, the after-tax cash flow hedge reserve related to these agreements amounted to negative USD0.4 million.

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

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2014. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million exposure to	Functional Currency
	USD	ARP
U.S. dollar (USD)	(n/a )	67
EU euro (EUR)	(0)	3
Argentine peso (ARP)	(7)	(n/a	)
Mexican peso (MXN)	(298)	—
Colombian peso (COP)	(40)	—
Other currencies	(1)	—

We estimate that if the Argentine peso, Mexican peso and Colombian peso had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax income for the year would have been USD3.9 million higher, as a result of net foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly trade receivables, trade payables and other liabilities. This effect would have been offset by the change in the currency translation adjustment recorded in equity.

Considering the same variation of the currencies against the U.S. dollar of all net investments in non U.S. dollar operations (which amounted to USD1.8 billion as of December 31, 2014), the currency translation adjustment included in total equity would have been USD17.6 million lower, arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real. For further information on the impact of currency translation adjustments on Usiminas, see Item 5. “Operating and Financial Review and Prospects—Overview.”

Foreign Exchange Derivative Contracts

During 2013 and 2014, Prosid Investments entered into several non-deliverable forward agreements to reduce the interest rate cost of Siderar’s debt denominated in Argentine pesos. As of December 31, 2014, the notional amount on these agreements amounted to USD280.3 million and the net fair value resulting from these agreements was a positive USD4.3 million.

Furthermore, during 2014, Ferrasa entered into non-deliverable forward agreements to manage the exposure of certain trade receivables denominated in Colombian pesos. As of December 31, 2014, the notional amount on these agreements was USD2.0 million and the net fair value resulting from these agreements was a negative USD34,000.

Commodities Exposure Risk

In the ordinary course of its operations, Ternium’s subsidiaries purchase raw materials, such as iron ore and coal, slabs, and other commodities, including electricity and natural gas. Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. During 2012, 2013 and 2014, Ternium has not hedged any commodity position. For further information on Ternium’s long-term commodity and commodity- related supply commitments, see note 24 (ii)  to our restated consolidated financial statements included elsewhere in this annual report.

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

Fees payable by the Depositary to the Company

Fees incurred in 2014. In 2014, Ternium received no fees or other direct or indirect payment from the Depositary in connection with the deposited securities.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Background

The Company issued its audited annual financial statements under IFRS for the year ended December 31, 2014 on February 18, 2015 and furnished those financial statements to the SEC on February 19, 2015. Following the conclusion of discussions with the Staff of the SEC regarding their comments related to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods, management re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014, recorded an impairment of USD739.8 million as of September 30, 2014, and, consequently, restated its financial statements for the quarter ended September 30, 2014 and the year ended December 31, 2014.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2014.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management of the Company, with the participation of its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

On February 17, 2015, management reported to the audit committee of the Company’s board of directors that our Chief Executive Officer and Chief Financial Officer had reached the conclusion that, as of December 31, 2014, our disclosure controls and procedures were effective. However, our Chief Executive Officer and Chief Financial Officer have subsequently revised that assessment and concluded that, as a result of the material weakness referred to below, our disclosure controls and procedures were not effective as of December 31, 2014.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted its assessment of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of December 31, 2014.

Our management has concluded that the Company’s controls for evaluating and monitoring relevant indicators of value for its equity investments, such as the prices of comparable arm’s length transactions did not operate effectively. This control deficiency resulted in the restatement of the Company’s consolidated financial statements for the quarter ended September 30, 2014 and the year ended December 31, 2014. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Accordingly, if not remediated, this deficiency could result in misstatements of equity investments that could, in turn, result in material misstatements of the Company’s consolidated financial statements that would not be timely prevented or detected.

Because of this material weakness, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2014, based on criteria in Internal Control—Integrated Framework issued by the COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 has been audited by PwC Luxembourg, an independent registered public accounting firm, as stated in their report which appears in the restated consolidated financial statements included elsewhere in this annual report.

Remediation Plan

The Company will reinforce its monitoring of other potentially relevant indicators of value for its equity investments. These indicators may include but are not limited to the book value of such assets determined by others under IFRS, and the price of comparable arm’s length transactions. In addition, the Company will provide additional training to personnel to better assess and evaluate the recoverability of its equity investments. Management believes that the foregoing efforts will effectively remediate the material weakness.

Change in Internal Control over Financial Reporting

During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company’s board of directors has determined that none of the independent members of the audit committee, meets the attributes defined in Item 16A of Form 20-F for “audit committee financial experts.” We do not have an audit committee financial expert because we have concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time as it deems necessary, may engage persons that meet all of the attributes of an “audit committee financial expert” as consultants.

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

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2014, PwC Luxembourg served as the principal external auditor for the Company. Fees paid to PwC Luxembourg and other PwC member firms in 2014 and 2013 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2014	2013

Audit fees	3,450	3,821
Audit-related fees	74	391
Tax fees	204	39
All other fees	199	37

Total	3,928	4,288

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

All Other Fees

Fees disclosed in the table above under “All other fees” consisted primarily of fees paid for consulting services provided in connection the accounting system migration to SAP and the conversion to IFRS from local GAAP for our Colombian operations.

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

During 2014, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 6, 2015, the Company’s annual general shareholders’ meeting granted an authorization to the Company and to the Company’s subsidiaries to purchase, acquire or receive, from time to time shares of the Company, including shares represented by ADRs, on the following terms and conditions:

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

Item 18. Financial Statements

See pages F-1 through F-77 of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of May 6, 2015

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York*

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited**

4.3	Amended and Restated Shareholders Agreement, dated January 16, 2012, between Caixa dos Empregados da Usiminas, Confab Industrial S.A., Metal One Corporation, Mitsubishi Corporation do Brasil, S.A., Nippon Steel Corporation, Nippon Usiminas Co., Ltd., Prosid Investments S.C.A., Siderar S.A.I.C., and Ternium Investments S.àr.l.***

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).
**	Incorporated by reference to the Registration Statement on Form F-1 filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).
***	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on April 25, 2012 (File No. 001-32734 12780429).

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

May 29, 2015	TERNIUM S.A.

	By	/s/ Pablo Brizzio
		Name:	Pablo Brizzio
		Title:	Chief Financial Officer

TERNIUM S.A.

Restated Consolidated Financial Statements

as of December 31, 2014 and 2013 and

for the years ended on December 31, 2014, 2013 and 2012

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at 31 December 2014 and 31 December 2013, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), because a material weakness in internal control over financial reporting existed at that date since the Company’s controls for evaluating and monitoring relevant indicators of value for its equity investments, such as the prices of comparable arm’s length transactions did not operate effectively. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in “Management’s Report on Internal Control over Financial Reporting” appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2014 consolidated financial statements and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 2.b) and 14 to the consolidated financial statements, the Company has restated its 2014 financial statements to correct the error.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg

T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

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

PricewaterhouseCoopers, Société coopérative	Luxembourg, 29 May 2015

Represented by

/s/ Mervyn R. Martins

Mervyn R. Martins

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

(All amounts in USD thousands)

Restated Consolidated Income Statements

		Year ended December 31,
	Notes	2014 (restated)	2013	2012
Net sales	5	8,726,057	8,530,012	8,608,054
Cost of sales	6	(6,925,169)	(6,600,292)	(6,866,379)

Gross profit		1,800,888	1,929,720	1,741,675

Selling, general and administrative expenses	7	(816,478)	(843,311)	(809,181)
Other operating income (expenses), net	9	71,751	23,014	(11,881)

Operating income		1,056,161	1,109,423	920,613

Finance expense	10	(117,866)	(132,113)	(150,302)
Finance income	10	5,715	(2,358)	11,400
Other financial income (expenses), net	10	42,701	(1,004)	17,270

Equity in (losses) earnings of non-consolidated companies	3 & 14	(751,787)	(31,609)	(346,833)

Profit before income tax expense		234,924	942,339	452,148

Income tax expense	11	(339,105)	(349,426)	(261,227)

(Loss) Profit for the year		(104,181)	592,913	190,921

Attributable to:
Owners of the parent		(198,751)	455,425	142,043
Non-controlling interest		94,570	137,488	48,878

(Loss) Profit for the year		(104,181)	592,913	190,921

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted (losses) earnings per share for profit attributable to the owners of the parent (expressed in USD per share)		(0.10)	0.23	0.07

The accompanying notes are an integral part of these restated consolidated financial statements.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

(All amounts in USD thousands)

Restated Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2014 (restated)	2013	2012

(Loss) Profit for the year	(104,181)	592,913	190,921

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(270,773)	(301,943)	(149,550)
Currency translation adjustment from participation in non-consolidated companies	(119,808)	(201,362)	(275,897)
Changes in the fair value of derivatives classified as cash flow hedges and available-for-sale financial instruments	(3,016)	1,805	17,556
Income tax relating to cash flow hedges	638	(541)	(2,808)
Changes in the fair value of derivatives classified as cash flow hedges from participation in non-consolidated companies	154	6,869	1,437
Others from participation in non-consolidated companies	(5,642)	6,113	(1,961)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(27,561)	(7,714)	(15,408)
Income tax relating to remeasurement of post employment benefit obligations	7,711	2,224	3,556

Other comprehensive loss for the year, net of tax	(418,297)	(494,549)	(423,075)

Total comprehensive (loss) income for the year	(522,478)	98,364	(232,154)

Attributable to:
Equity holders of the Company	(495,603)	98,856	(195,081)
Non-controlling interest	(26,875)	(492)	(37,073)

Total comprehensive (loss) income for the year	(522,478)	98,364	(232,154)

The accompanying notes are an integral part of these restated consolidated financial statements.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

(All amounts in USD thousands)

Restated Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2014 (restated)		December 31, 2013
ASSETS
Non-current assets
Property, plant and equipment, net	12	4,481,027		4,708,895
Intangible assets, net	13	948,886		961,504
Investments in non-consolidated companies	14	748,178		1,375,165
Derivative financial instruments	22	—		1,535
Deferred tax assets	20	31,626		24,902
Receivables, net	15	47,482		79,407
Trade receivables, net	16	91	6,257,290	1,754	7,153,162

Current assets
Receivables	15	112,229		112,388
Derivative financial instruments	22	4,338		—
Inventories, net	17	2,134,034		1,941,130
Trade receivables, net	16	720,214		671,453
Other investments	18	149,995		169,503
Cash and cash equivalents	18	213,303	3,334,113	307,218	3,201,692

Non-current assets classified as held for sale			14,756		17,770

			3,348,869		3,219,462

Total Assets			9,606,159		10,372,624

EQUITY
Capital and reserves attributable to the owners of the parent			4,697,201		5,340,035

Non-controlling interest			937,502		998,009

Total Equity			5,634,703		6,338,044

LIABILITIES
Non-current liabilities
Provisions	19	9,067		13,984
Deferred tax liabilities	20	586,523		605,883
Other liabilities	21	371,900		345,431
Trade payables		11,969		15,243
Borrowings	23	900,611	1,880,070	1,204,880	2,185,421

Current liabilities
Current income tax liabilities		51,083		92,009
Other liabilities	21	210,206		203,326
Trade payables		564,513		755,880
Derivative financial instruments	22	1,376		—
Borrowings	23	1,264,208	2,091,386	797,944	1,849,159

Total Liabilities			3,971,456		4,034,580

Total Equity and Liabilities			9,606,159		10,372,624

The accompanying notes are an integral part of these restated consolidated financial statements.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

(All amounts in USD thousands)

Restated Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2014	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044

Loss for the year (restated)							(198,751)	(198,751)	94,570	(104,181)
Other comprehensive income (loss) for the year
Currency translation adjustment (restated)						(272,495)		(272,495)	(118,086)	(390,581)
Remeasurement of post employment benefit obligations				(17,871)				(17,871)	(1,979)	(19,850)
Cash flow hedges and available-for-sale financial instruments, net of tax				(1,327)				(1,327)	(897)	(2,224)
Others				(5,159)				(5,159)	(483)	(5,642)

Total comprehensive loss for the year (restated)	—	—	—	(24,357)	—	(272,495)	(198,751)	(495,603)	(26,875)	(522,478)

Dividends paid in cash (5)				—			(147,231)	(147,231)	—	(147,231)
Dividends paid in cash by subsidiary companies							—	—	(33,632)	(33,632)

Balance at December 31, 2014 (restated)	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).
(2)	The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2014, there were 2,004,743,442 shares issued. All issued shares are fully paid.
(3)	Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (0.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.9) million.
(4)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5)	Represents USD 0.075 per share (USD 0.75 per ADS). Related to the dividends distributed on May 7, 2014, and as 41,666,666 shares are held as treasury shares by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 3.1 million were included in equity as less dividend paid.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these restated consolidated financial statements may not be wholly distributable. See Note 24 (iii).

The accompanying notes are an integral part of these restated consolidated financial statements.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

(All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2013	2,004,743	(150,000)	(23,295)	1,493,201	(2,324,866)	(1,199,814)	5,569,214	5,369,183	1,065,730	6,434,913

Profit for the year							455,425	455,425	137,488	592,913
Other comprehensive income (loss) for the year
Currency translation adjustment						(363,748)		(363,748)	(139,557)	(503,305)
Remeasurement of post employment benefit obligations				(5,126)				(5,126)	(364)	(5,490)
Cash flow hedges, net of tax				6,813				6,813	1,317	8,130
Others				5,492				5,492	624	6,116

Total comprehensive income for the year	—	—	—	7,179	—	(363,748)	455,425	98,856	(492)	98,364

Acquisition of non-controlling interest (5)				(404)				(404)	(525)	(929)
Dividends paid in cash (6)							(127,600)	(127,600)	—	(127,600)
Dividends paid in cash by subsidiary companies								—	(66,704)	(66,704)

Balance at December 31, 2013	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).
(2)	The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2013, there were 2,004,743,442 shares issued. All issued shares are fully paid.
(3)	Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 1.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.9) million.
(4)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5)	Corresponds to the acquisition of the non-controlling interest held by Siderúrgica de Caldas S.A.S., a subsidiary of Ternium S.A., in Procesadora de Materiales Industriales S.A. in April 2013.
(6)	Represents USD 0.065 per share (USD 0.65 per ADS). Related to the dividends distributed on May 10, 2013, and as 41,666,666 shares are held as treasury shares by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 2.7 million were included in equity as less dividend paid.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these restated consolidated financial statements may not be wholly distributable. See Note 24 (iii).

The accompanying notes are an integral part of these restated consolidated financial statements.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

(All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2012	2,004,743	(150,000)	(23,295)	1,489,794	(2,324,866)	(859,283)	5,574,402	5,711,495	1,077,055	6,788,550

Profit for the year							142,043	142,043	48,878	190,921
Other comprehensive income (loss) for the year
Currency translation adjustment						(340,531)		(340,531)	(84,916)	(425,447)
Remeasurement of post employment benefit obligations				(9,632)				(9,632)	(2,220)	(11,852)
Cash flow hedges, net of tax				14,800				14,800	1,385	16,185
Others				(1,761)				(1,761)	(200)	(1,961)

Total comprehensive income for the year	—	—	—	3,407	—	(340,531)	142,043	(195,081)	(37,073)	(232,154)

Dividends paid in cash (5)				—			(147,231)	(147,231)	—	(147,231)
Dividends paid in cash by subsidiary companies							—	—	(15,902)	(15,902)
Contributions from non-controlling shareholders in consolidated subsidiaries (6)								—	41,650	41,650

Balance at December 31, 2012	2,004,743	(150,000)	(23,295)	1,493,201	(2,324,866)	(1,199,814)	5,569,214	5,369,183	1,065,730	6,434,913

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).
(2)	The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2012, there were 2,004,743,442 shares issued. All issued shares are fully paid.
(3)	Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 1.2 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.
(4)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5)	Represents USD 0.075 per share (USD 0.75 per ADS). Related to the dividends distributed on May 2, 2012, and as 41,666,666 shares are held as treasury shares by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 3.1 million were included in equity as less dividend paid.
(6)	Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these restated consolidated financial statements may not be wholly distributable. See Note 24 (iii).

The accompanying notes are an integral part of these restated consolidated financial statements.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

(All amounts in USD thousands)

Restated Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2014 (restated)	2013	2012

Cash flows from operating activities
(Loss) Profit for the year		(104,181)	592,913	190,921
Adjustments for:
Depreciation and amortization	12 & 13	414,797	377,133	370,855
Income tax accruals less payments	26 (b)	(39,529)	(24,177)	41,030
Equity in losses (earnings) of non-consolidated companies	3 & 14	751,787	31,609	346,833
Interest accruals less payments	26 (b)	5,162	(16,869)	816
Changes in provisions	19	92	7,330	5,754
Changes in working capital (1)	26 (b)	(550,980)	114,611	23,533
Net foreign exchange results and others		28,696	9,624	75,350

Net cash provided by operating activities		505,844	1,092,174	1,055,092

Cash flows from investing activities
Capital expenditures	12 & 13	(443,463)	(883,317)	(1,022,592)
Acquisition of business/stake - Purchase consideration Usiminas	3 & 14	(249,032)	—	(2,243,610)
Decrease (Increase) in other investments	18	18,258	(1,802)	127,875
Proceeds from the sale of property, plant and equipment		1,473	2,133	2,143
Proceeds from Sidor financial asset		—	—	136,719
Dividends received from non-consolidated companies	14	—	207	4,718
Investments in non-consolidated companies - Techgen	14	(3,010)	—	—

Net cash used in investing activities		(675,774)	(882,779)	(2,994,747)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(147,231)	(127,600)	(147,231)
Dividends paid in cash to non-controlling interests		(33,632)	(66,704)	(15,902)
Contributions from non-controlling shareholders in consolidated subsidiaries		—	—	41,650
Acquisition of non-controlling interest		—	(929)	—
Proceeds from borrowings		1,038,820	1,863,868	1,284,659
Repayments of borrowings		(773,396)	(2,134,711)	(814,976)

Net cash provided by (used in) financing activities		84,561	(466,076)	348,200

Decrease in cash and cash equivalents		(85,369)	(256,681)	(1,591,454)

Movement in cash and cash equivalents
At January 1,		307,218	560,307	2,158,044
Effect of exchange rate changes		(8,546)	(8,635)	(6,283)
Initial cash of Peña Colorada and Exiros		—	12,227	—
Decrease in cash and cash equivalents		(85,369)	(256,681)	(1,591,454)

Cash and cash equivalents at December 31, (2)		213,303	307,218	560,307

(1)	The working capital is impacted by non-cash movement of USD (149.9) million as of December 31, 2014 (USD (157.7) million and USD (53.7) million as of December 31, 2013 and 2012, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.
(2)	It includes restricted cash of USD 93, USD 869 and USD 941 as of December 31, 2014, 2013 and 2012, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 149,995, USD 169,503 and USD 160,750 as of December 31, 2014, 2013 and 2012, respectively.

The accompanying notes are an integral part of these restated consolidated financial statements.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

Notes to the Restated Consolidated Financial Statements

1.	GENERAL INFORMATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2014, there were 2,004,743,442 shares issued. All issued shares are fully paid.

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

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à.r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these restated consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

1.	GENERAL INFORMATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2014 and 2013, this special tax reserve amounted to USD 7.3 billion and USD 7.5 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2.	BASIS OF PRESENTATION

a)	Basis of presentation

These restated consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2015), as issued by the International Accounting Standards Board, and adopted by the European Union (“EU”). These restated consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.

These restated consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s consolidated financial statements.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these restated consolidated financial statements.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

2.	BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2014	2013	2012

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Solutions A.G. (1)	Switzerland	Services	100.00%	100.00%	100.00%
Ternium Brasil S.A. (1)	Brazil	Holding	100.00%	100.00%	100.00%
Ternium Investments Switzerland AG (1)	Switzerland	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L.U. (1)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Siderúrgica do Norte Fluminense S.A. (2)	Brazil	Manufacturing and selling of steel products	—	100.00%	100.00%
Consorcio Siderurgia Amazonia S.L. (3)	Spain	Holding	—	94.38%	94.38%
Secor - Servicios Corporativos S.A. (4)	Venezuela	Holding	—	—	94.53%
Siderar S.A.I.C. (5)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.94%
Impeco S.A. (6)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.97%
Prosid Investments S.C.A. (6)	Uruguay	Holding	60.94%	60.94%	60.94%
Ternium Mexico S.A. de C.V. (7)	Mexico	Holding	88.72%	88.72%	88.72%
Hylsa S.A. de C.V. (8)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Las Encinas S.A. de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.72%	88.72%	88.72%
Ferropak Comercial S.A. de C.V. (8)	Mexico	Scrap services company	88.72%	88.72%	88.72%
Ferropak Servicios S.A. de C.V. (8)	Mexico	Services	88.72%	88.72%	88.72%
Galvacer America Inc (8)	USA	Distributing company	88.72%	88.72%	88.72%
Galvamet America Corp (8)	USA	Manufacturing and selling of insulated panel products	88.72%	88.72%	88.72%
Transamerica E. & I. Trading Corp. (8)	USA	Scrap services company	88.72%	88.72%	88.72%
Técnica Industrial S.A. de C.V. (8)	Mexico	Services	88.72%	88.72%	88.72%
Corporativo Grupo Imsa S.A. de C.V. (8)	Mexico	Services	88.72%	88.72%	88.72%
Acedor, S.A. de C.V. (8)	Mexico	Holding	88.72%	88.72%	88.72%
Ternium Gas México S.A. de C.V. (9)	Mexico	Financial Services	88.72%	88.72%	88.72%
Ecore Holding S. de R.L. de C.V. (10)	Mexico	Holding	—	88.72%	88.72%
Treasury Services S.A. de C.V. (10)	Mexico	Financial Services	—	88.72%	88.72%
APM, S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	—	88.72%	88.72%
Acerus S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	—	88.72%	88.72%
Neotec L.L.C. (11)	USA	Holding	—	88.72%	88.72%
Imsa Monclova S.A. de C.V. (12)	Mexico	Services	—	—	88.72%
Ternium Internacional Guatemala S.A. (13)	Guatemala	Selling of steel products	99.98%	99.98%	99.98%
Ternium USA Inc. (14)	USA	Manufacturing and selling of steel products	100.00%	100.00%	88.72%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (15)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.36%	44.36%	—
Peña Colorada Servicios S.A. de C.V. (15)	Mexico	Services	44.36%	44.36%	—
Exiros B.V. (15)	Netherlands	Procurement and trading services	50.00%	50.00%	—
Servicios Integrales Nova de Monterrey S.A. de C.V. (16)	Mexico	Medical and Social Services	66.09%	66.09%	66.09%

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

2.	BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2014	2013	2012

Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.91%	99.91%	99.91%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ferrasa S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Perfilamos del Cauca S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Siderúrgica de Caldas S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Procesadora de Materiales Industriales S.A. (17)	Colombia	Scrap services company	54.00%	54.00%	32.40%
Figuraciones S.A.S. (18)	Colombia	Manufacturing and selling of steel products	—	54.00%	54.00%
Tenigal S. de R.L. de C.V. (19)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Internacional S.A. (20)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (20)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (20)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Treasury Services S.A. (20)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (21)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (21)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional de Colombia S.A.S. (21)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (22)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Engineering & Services S.A. (23)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de Argentina S.A.	Argentina	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	100.00%
Ternium Treasury Services B.V. (24)	Netherlands	Financial Services	—	100.00%	100.00%
Soluciones Integrales de Gestión S.A. (25)	Argentina	Other services	100.00%	100.00%	—
Ferrasa Panamá, S.A. (26)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Aceros Transformados de Panamá, S.A. (26)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	54.00%

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

2.	BASIS OF PRESENTATION (continued)

(1)	Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(2)	This company was sold as of January 9, 2014.
(3)	This company was dissolved as of December 17, 2014.
(4)	This company was dissolved as of January 8, 2013.
(5)	Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%.
(6)	Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.
(7)	Indirectly through Siderar S.A.I.C., Ternium Internacional S.A. and Ternium Internacional España S.L.U. Total voting rights held 99.93%.
(8)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(9)	Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.
(10)	Merged with Ternium Mexico S.A. de C.V. during the first quarter of 2014.
(11)	This company was dissolved as of September 5, 2014.
(12)	Merged with Ternium Mexico S.A. de C.V. during the fourth quarter of 2011.
(13)	Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100%.
(14)	Since first quarter 2013, indirectly through Ternium Investments S.à.r.l. (100.00%). Total voting rights held: 100.00%. Before that, indirectly through Ternium Mexico S.A. de C.V.
(15)	Total voting rights held: 50.00%.
(16)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.
(17)	Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 54.00%.
(18)	This company was dissolved as of December 24, 2014.
(19)	Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 51.00%.
(20)	Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%.
(21)	Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%.
(22)	Since fourth quarter 2014, indirectly through Ternium Investments Switzerland AG (100.00%). Total voting rights held: 100.00%. Before that, indirectly through Ternium Internacional S.A.
(23)	Indirectly through Ternium Internacional Inc.. Total voting rights held 100.00%.
(24)	Merged with Ternium Internationaal B.V. during the fourth quarter of 2014.
(25)	Indirectly through Ternium Investments S.à.r.l. and Ternium Treasury Services S.A. Total voting rights held: 100.00%.
(26)	Indirectly through Ternium Treasury Services S.A. Total voting rights held: 54.00%.

The most important non-controlling interest is related to the investment in Siderar S.A.I.C., which is a company listed in the Buenos Aires Stock Exchange. All the information related to this investment could be found in the Buenos Aires Stock Exchange webpage.

b)	Restatement of Previously Issued Financial Statements

Subsequent to the issuance of the Company’s audited annual consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 and following the approval of such consolidated financial statements by the Board of Directors and the Company’s Annual General Meeting of Shareholders, the Company has restated such consolidated financial statements to reduce the carrying amount of the Company’s investment in Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”).

This restatement follows the conclusion of previously disclosed discussions with the Staff of the U.S. Securities and Exchange Commission regarding Staff comments relating to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods. The Staff had requested information regarding Ternium’s value in use calculations and the differences between the carrying amounts and certain other indicators of value, including the purchase price of BRL 12 (approximately USD 4.8) per share which the Company paid in October 2014 for the acquisition of 51.4 million additional Usiminas ordinary shares from Caixa de Previdência dos Funcionários do Banco do Brazil – PREVI (“PREVI”), and indicated that the PREVI transaction price provided objective evidence of the value of the Usiminas investment.

As a result of these discussions, the Company has re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014. In calculating the value in use of the Usiminas investment initially reported at September 30, 2014, the Company had combined the assumptions used in two different projected scenarios. For the purposes of these Restated Consolidated Financial Statements, however, the Company recalculated value in use as of September 30, 2014 based primarily on the assumptions in the most conservative scenario, including, among other revisions, a lower operating income, an increase in the discount rate and a decrease in the perpetuity growth rate (see note 3). As a result, the Company recorded an impairment of USD 739.8 million as of September 30, 2014, reaching a carrying value for the Usiminas investment of BRL12 per share. As a result of the impairment as of September 30, 2014, the Company did not record a further impairment as of December 31, 2014.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

2.	BASIS OF PRESENTATION (continued)

Accordingly, the Company’s 2014 annual consolidated financial statements have been amended and restated to reduce the carrying amount of the Company’s investment in Usiminas. The restatement, which is treated as the correction of an error under accounting rules, impacts the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated income statement, the consolidated statement of other comprehensive income and the consolidated statement of cash flows for the year ended December 31, 2014. The restatement impacts only the year ended December 31, 2014. No impact was recorded on the financial statements for the years ended December 31, 2013 and 2012.

As a result of the restatement, non-current assets have decreased by USD 648.4 million, non-current liabilities have decreased by USD 24.6 million, accumulated income have decreased by USD 693.0 million and cumulative translation adjustment have increased by USD 69.2 million. As a result of the above adjustment, the basic and diluted earnings per share for profit attributable to the owners of the parent decreased from USD 0.23 gain per share to USD 0.10 loss per share.

Following the restatement, these restated consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 of the Company were approved and authorized for issue by the Board of Directors on May 28, 2015.

The effect of the restatement on the previously issued consolidated income statement for the year ended December 31, 2014 is as follows:

	Year ended December 31,
	2014 (as reported)	2014 (adjustment)	2014 (restated)
Equity in (losses) earnings of non-consolidated companies	(34,218)	(717,569)	(751,787)

Income tax expense	(363,708)	24,603	(339,105)

(Loss) Profit for the year	588,785	(692,966)	(104,181)

Attributable to:
Owners of the parent	452,404	(651,155)	(198,751)
Non-controlling interest	136,381	(41,811)	94,570

(Loss) Profit for the year	588,785	(692,966)	(104,181)

Basic and diluted (losses) earnings per share for profit attributable to the owners of the parent (expressed in USD per share)	0.23	(0.33)	(0.10)

The effect of the restatement on the consolidated statement of comprehensive income as of December 31, 2014, is as follows:

	Year ended December 31,
	2014 (as reported)	2014 (adjustment)	2014 (restated)
(Loss) Profit for the year	588,785	(692,966)	(104,181)

Currency translation adjustment from participation in non-consolidated companies	(188,995)	69,187	(119,808)

Other comprehensive loss for the year, net of tax	(487,484)	69,187	(418,297)

Total comprehensive (loss) income for the year	101,301	(623,779)	(522,478)

Attributable to:
Equity holders of the Company	92,155	(587,758)	(495,603)
Non-controlling interest	9,146	(36,021)	(26,875)

Total comprehensive (loss) income for the year	101,301	(623,779)	(522,478)

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

2.	BASIS OF PRESENTATION (continued)

The effect of the restatement on the previously issued consolidated statement of financial position as of December 31, 2014 is as follows:

	Balances as of December 31, 2014
	As reported	Adjustment	Restated
Investments in non-consolidated companies	1,396,560	(648,382)	748,178
Total Assets	10,254,541	(648,382)	9,606,159

Capital and reserves attributable to the owners of the parent	5,284,959	(587,758)	4,697,201

Non-controlling interest	973,523	(36,021)	937,502

Total Equity	6,258,482	(623,779)	5,634,703

Deferred tax liabilities	611,126	(24,603)	586,523
Total Liabilities	3,996,059	(24,603)	3,971,456

Total Equity and Liabilities	10,254,541	(648,382)	9,606,159

The effect of the restatement on the previously issued consolidated statement of changes in equity for the year ended December 31, 2014 is as follows:

	Attributable to the owners of the parent
	Capital stock	Treasury shares	Initial public offering expenses	Reserves	Capital stock issue discount	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity
Balance at December 31, 2014 (as reported)	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,899,454)	6,202,212	5,284,959	973,523	6,258,482

Balance at December 31, 2014 (adjustment)	—	—	—	—	—	63,397	(651,155)	(587,758)	(36,021)	(623,779)

Balance at December 31, 2014 (restated)	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703

The effect of the restatement on the previously issued consolidated statement of cash flows for the year ended December 31, 2014 is as follows:

	Year ended December 31,
	2014 (as reported)	2014 (adjustment)	2014 (restated)
Cash flows from operating activities
(Loss) Profit for the year	588,785	(692,966)	(104,181)
Income tax accruals less payments	(14,926)	(24,603)	(39,529)
Equity in losses (earnings) of non-consolidated companies	34,218	717,569	751,787

Net cash provided by operating activities	505,844	—	505,844

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

3.	ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. – USIMINAS

On November 27, 2011, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. (“Ternium Investments”), together with its Argentine majority-owned subsidiary Siderar S.A.I.C. (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), entered into share purchase agreements with Camargo Corrêa, Votorantim and Usiminas employee pension fund Previdência Usiminas (f.k.a. Caixa dos Empregados da Usiminas) (“CEU”) for the acquisition of 139.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), representing 27.66% of Usiminas’ voting capital, at a price of BRL 36.0 (approximately USD 19.0) per ordinary share.

Upon closing of the transaction on January 16, 2012, Ternium Investments, Siderar and TenarisConfab joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel & Sumitomo Metal Corporation (f.k.a. Nippon Steel Corporation) (“NSSMC”) acquired from CEU 8.5 million ordinary shares. In addition, Ternium Investments, Siderar, Prosid and TenarisConfab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group; most decisions in that control group are subject for its approval to a 65% majority of the control group shares. As a result of these transactions, the control group, which held 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, was then formed as follows: NSSMC Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium Investments, Siderar (and Prosid), and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

During 2012, the Company completed its purchase price allocation procedures and determined a notional goodwill included within the investment balance of USD 583 million, according to the following calculation:

Opening net assets at January 16, 2012	9,690,397

Percentage of interest of the Company over opening assets (1)	11.62%

Interest of the Company over opening net assets	1,126,306

Net assets at fair value vs. book value	534,531
Goodwill	582,773

Total Purchase consideration	2,243,610

(1)	This percentage of interest is calculated considering treasury shares.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. There is a significant interaction among the principal assumptions made in estimating Usiminas’ cash flow projections, which include iron ore and steel prices, foreign exchange and interest rates, Brazilian GDP and steel consumption in the Brazilian market. The key assumptions used by the Company are based on external and internal sources of information, management judgment based on past experience and expectations of future changes in the market.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

3.	ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. – USIMINAS (continued)

As of December 31, 2012, the Company wrote down its investment in Usiminas by USD 275 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand had suffered downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in Ternium’s forecast of long term iron ore prices that affected cash flow expectations. As of December 31, 2012, the discount rate used to test the investment in Usiminas for impairment was 9.6%.

Value-in-use was calculated by discounting the estimated cash flows over a six year period based on forecasts approved by management. For the subsequent years beyond the six-year period, a terminal value was calculated based on perpetuity considering a nominal growth rate of 2%. The discount rates used are based on the respective weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost. As of September 30, 2014, the discount rate used to test the investment in Usiminas for impairment was 10.4%.

As disclosed in note 2 (b), as of September 30, 2014, following discussions with the Staff of the U.S. Securities and Exchange Commission, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 and, as a result, wrote down the carrying value of its investment in Usiminas by USD 739.8 million.

The main factors that could result in impairment charges in future periods would be an increase in the discount rate or a decrease in steel prices. The Company estimates that a change of 10 bps in the discount rate would have resulted in a change of 1.8% in the value in use, and a change of 10 USD per ton in the steel price would have resulted in a change of 4.8% in the value in use.

On October 2, 2014, Ternium Investments entered into a definitive purchase agreement with Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI for the acquisition of 51.4 million ordinary shares of Usiminas at a price of BRL 12 per share, for a total amount of BRL 616.7 million. On October 30, 2014, Ternium Investments completed the acquisition.

Following the acquisition of these additional shares, Ternium (through Ternium Investments, Siderar and Prosid) owns 166.1 million ordinary shares, representing 32.9% of Usiminas’ ordinary shares. Ternium continues to hold 35.6% of Usiminas’ voting rights over the control group and has a participation in Usiminas’ results of 16.82%.

The carrying value of the Company’s investment in Usiminas as of December 31, 2014 amounts to USD 742.3 million (see note 14).

At December 31, 2014, the closing price of the Usiminas’ ordinary shares as quoted on the BM&FBovespa Stock Exchange was BRL 12.30 (approximately USD 4.63) per share, giving Ternium’s ownership stake a market value of approximately USD 769.3 million.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

4.	ACCOUNTING POLICIES

These Restated Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2013.

The following is a summary of the principal accounting policies followed in the preparation of these restated consolidated financial statements:

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

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

4.	ACCOUNTING POLICIES (continued)

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

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

4.	ACCOUNTING POLICIES (continued)

(b)	Foreign currency translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Except for the Argentine and the Brazilian subsidiaries and non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

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

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

4.	ACCOUNTING POLICIES (continued)

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

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following categories:

•	Financial instruments at fair value through profit or loss: comprises mainly cash and cash equivalents and investments in debt securities held for trading;

•	Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2014 and 2013, there are no instruments classified under this category;

•	Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

•	Available-for-sale (“AFS”) financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income (“OCI”) with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2014, there are USD 35 million classified under this category, while as of December 31, 2013, there were no instruments classified under this category;

•	Other financial liabilities: measured at amortized cost using the effective interest method.

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

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

4.	ACCOUNTING POLICIES (continued)

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

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 28 “Financial Risk management”.

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

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

4.	ACCOUNTING POLICIES (continued)

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-30 years
Vehicles, furniture and fixtures and other equipment	5-10 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets’ useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2014, 2013 and 2012.

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

(2) Mining assets

Mining assets include:

(a)	Mining licenses acquired;

(b)	Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 4 (e) 3); and

(c)	Capitalized developmental stripping costs (see note 4 (t)).

Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

4.	ACCOUNTING POLICIES (continued)

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2014, 2013 and 2012, is approximately 10%, 9% and 9% per year, respectively.

(3) Exploration and evaluation costs

Exploration and evaluation activities involve the search for iron ore resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration and evaluation activities are capitalized as intangible assets until the determination of reserves is evaluated. The costs associated to the acquisition of machinery and equipment are recognized as property, plant and equipment. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Mining assets and amortization starts once production begins.

Exploration costs are tested for impairment when there are indicators that impairment exists. Indicators of impairment include, but are not limited to:

•	Rights to explore in an area have expired or will expire in the near future without renewal;

•	No further exploration and evaluation is planned or budgeted;

•	A decision to discontinue exploration and evaluation in an area because of the absence of commercial reserves; and

•	Sufficient data exists to indicate that the book value will not be fully recovered from future development and production.

When technical feasibility and commercial viability are demonstrated, exploration and evaluation costs are tested for impairment immediately prior to reclassification to the definitive intangible asset. Any impairment charge arising from this test will be included as Other operating expense.

When analyzing the existence of impairment indicators, the exploration and evaluation areas from the mining cash-generating units will be evaluated.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium’s participation in acquired companies’ net assets at the acquisition date. Under IFRS 3 (revised), goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

4.	ACCOUNTING POLICIES (continued)

Goodwill is allocated to Cash-generating units (“CGU”) for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

As of December 31, 2014, the carrying amount of goodwill allocated to the Mexico CGUs was USD 662.3 million, of which USD 619.8 million corresponds to steel operations and USD 42.5 million to mining operations.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2014, 2013 and 2012 totaled USD 8.0 million, USD 7.6 million and USD 8.8 million, respectively.

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

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

4.	ACCOUNTING POLICIES (continued)

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

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium’s weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2014 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 9.44%.

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

Except for the impairment in connection with the investment in Usiminas in 2014 and 2012, during the years 2014, 2013 and 2012, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill). For the impairment in connection with the investment in Usiminas, see notes 2(b) and 3.

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

Income from financial instruments is recognized in Other financial income (expenses), net in the income statement. The fair value of quoted investments is based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company’s right to receive payments is established.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

4.	ACCOUNTING POLICIES (continued)

Certain fixed income financial instruments purchased by the Company have been categorized as available for sale if designated in this category or not classified in any of the other categories. The results of these financial investments are recognized in Finance Income in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Finance Income in the Consolidated Income Statement.

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

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including production stripping costs, depreciation of fixed assets related to the mining activity and amortization of mining assets for those under-production mines.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (y) (4)).

(i)	Trade receivables and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. The Company analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. Additionally, this allowance is adjusted periodically based on the aging of receivables.

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

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

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

The carrying value of non-current assets classified as held for sale, at December 31, 2014 and 2013 totals USD 14.8 million and USD 17.8 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l)	Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost following the effective interest method.

Capitalized costs for issue of debt are amortized over the life of their respective debt.

(m)	Income taxes - current and deferred

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

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

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

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

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

Argentina

Siderar implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. Benefits provided by the plan are calculated based on a seven-year salary average.

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

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

4.	ACCOUNTING POLICIES (continued)

As of December 31, 2014 and 2013, the outstanding liability corresponding to the Program amounts to USD 22.5 million and USD 19.3 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2014 and 2013, is USD 27.4 million and USD 21.8 million, respectively.

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

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectability is reasonably assured. Revenues are shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Interest income is recognized on an effective yield basis.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

4.	ACCOUNTING POLICIES (continued)

(r)	Borrowing Costs

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

The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2014, 2013 and 2012, the capitalized borrowing costs are not material.

(s)	Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(t)	Stripping costs

Stripping costs are the costs associated with the removal of overburden and other waste materials and can be incurred before the mining production commences (“developmental stripping”) or during the production stage (“production stripping”).

Development stripping costs that contribute to the future economic benefits of mining operations are capitalized as intangible assets (Mining assets). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within Mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

(u)	Mining development costs

Mining development costs are the costs associated to the activities related to the establishment of access to the mineral reserve and other preparations for commercial production. These activities often continue during production.

Development expenditures are capitalized and classified as Work in progress. On completion of development, all assets included in Work in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

4.	ACCOUNTING POLICIES (continued)

(v)	Asset retirement obligations

Ternium records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of property, plant and equipment. The fair value of the obligation is determined as the discounted value of the expected future cash flows and is included in Provisions. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated based in the unit of production method.

(w)	Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. There are no dilutive securities for the periods presented.

(x)	Derivative financial instruments and hedging activities

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

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2014 and 2013, the effective portion of designated cash flow hedges (net of taxes) amounted to USD (0.4) million and USD 1.1 million, respectively, and were included under “changes in the fair value of derivatives classified as cash flow hedges” line item in the statement of comprehensive income (see Note 26 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 28 “Financial risk management”.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

4.	ACCOUNTING POLICIES (continued)

(y)	Critical Accounting Estimates

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

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium’s weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2014 was 9.44% and no impairment charge resulted from the impairment test performed.

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

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

4.	ACCOUNTING POLICIES (continued)

(3) Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 9.1 million and USD 14.0 million as of December 31, 2014 and 2013, respectively.

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

As of December 31, 2014 and 2013, the Company recorded no allowance for net realizable value and USD 48.0 million and USD 47.8 million, respectively, as allowance for obsolescence.

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

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

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

None of the Company’s CGUs were tested for impairment, other than for the investment in Usiminas and goodwill test (see note 4 (y) (1)), in 2014 and 2013, as no impairment indicators were identified. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible. For the impairment in connection with the investment in Usiminas in 2014 and 2012, see notes 2 (b) and 3.

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

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2014 and 2013, allowance for doubtful accounts totals USD 11.4 million and USD 12.8 million, respectively.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

4.	ACCOUNTING POLICIES (continued)

(7) Mining reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s mining concessions. In order to estimate reserves, a range of geological, technical and economic factors is required to be considered. Estimating the quantity and/or grade of reserves requires complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.

Changes in reported reserves may affect the Company’s financial results and financial position, including the following:

•	Asset carrying amounts may be affected due to changes in estimated future cash flows.

•	Depreciation and amortization charges may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•	Stripping costs recognized in Mining assets or charged to results may change due to changes in stripping ratios or the units of production basis of depreciation.

•	Asset retirement obligations may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

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

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Brazil, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua, Panamá and Honduras.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. In the comparative information as of December 31, 2012, the 50% of the operations and results performed by Peña Colorada are only included under management view. Until December 31, 2012, Ternium’s investment in Consorcio Minero Benito Juarez Peña Colorada S.A. de C.V. and Peña Colorada Servicios S.A. de C.V. was presented as an investment in non-consolidated companies and its results under the equity in earnings (losses) in non-consolidated companies within the consolidated income statement. Starting on January 1, 2013, and in connection with certain new agreements, the Company began to recognize its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

•	The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

•	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

•	Under IFRS, the results of Peña Colorada are aggregated in equity in earnings of non-consolidated companies until December 31, 2012. Starting on January 1, 2013, these results are included considering 50% of the operations on a line by line basis. In the comparative information as of December 31, 2012, the 50% of the operations and results performed by Peña Colorada are only included under management view.

•	Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

5.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2014 (restated)
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	8,700,521	313,157	(287,621)	8,726,057
Cost of sales	(6,960,009)	(255,216)	290,056	(6,925,169)

Gross profit	1,740,512	57,941	2,435	1,800,888

Selling, general and administrative expenses	(799,844)	(16,634)	—	(816,478)
Other operating income, net	70,725	1,026	—	71,751

Operating income - IFRS	1,011,393	42,333	2,435	1,056,161

Management view

Net sales	8,700,521	333,718	(308,182)	8,726,057
Operating income	830,312	65,671	(1,504)	894,479

Reconciliation items:

Differences in Cost of sales				161,682

Operating income - IFRS				1,056,161

Financial income (expense), net				(69,450)
Equity in (losses) earnings of non-consolidated companies				(751,787)

Income before income tax expense - IFRS				234,924

Depreciation and amortization - IFRS	(369,197)	(45,600)	—	(414,797)

	Year ended December 31, 2013
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	8,459,943	386,466	(316,397)	8,530,012
Cost of sales	(6,645,180)	(268,307)	313,195	(6,600,292)

Gross profit	1,814,763	118,159	(3,202)	1,929,720

Selling, general and administrative expenses	(820,338)	(22,973)	—	(843,311)
Other operating income, net	23,070	(56)	—	23,014

Operating income - IFRS	1,017,495	95,130	(3,202)	1,109,423

Management view

Net sales	8,459,943	505,603	(435,534)	8,530,012
Operating income	777,505	219,610	(3,202)	993,913

Reconciliation items:

Differences in Cost of sales				115,510

Operating income - IFRS				1,109,423

Financial income (expense), net				(135,475)
Equity in (losses) earnings of non-consolidated companies				(31,609)

Income before income tax expense - IFRS				942,339

Depreciation and amortization - IFRS	(344,415)	(32,718)	—	(377,133)

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

5.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2012
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	8,601,134	190,698	(183,778)	8,608,054
Cost of sales	(6,909,538)	(132,766)	175,925	(6,866,379)

Gross profit	1,691,596	57,932	(7,853)	1,741,675

Selling, general and administrative expenses	(804,690)	(4,491)	—	(809,181)
Other operating income, net	(12,261)	380	—	(11,881)

Operating income - IFRS	874,645	53,821	(7,853)	920,613

Management view

Net sales	8,601,134	498,171	(491,251)	8,608,054
Operating income	803,487	265,802	(7,853)	1,061,436

Reconciliation items:

Differences in Cost of sales				(120,118)
Differences related to Peña Colorada (Line by line vs. Equity method)				(20,704)

Operating income - IFRS				920,613

Financial income (expense), net				(121,632)
Equity in (losses) earnings of non-consolidated companies				(346,833)

Income before income tax expense - IFRS				452,148

Depreciation and amortization - IFRS	(355,247)	(15,608)	—	(370,855)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2014
	Mexico	Southern region	Other markets	Total

Net sales	4,911,989	2,648,512	1,165,556	8,726,057

Non-current assets (1)	4,248,087	916,447	265,379	5,429,913

	Year ended December 31, 2013
	Mexico	Southern region	Other markets	Total

Net sales	4,260,676	2,952,372	1,316,964	8,530,012

Non-current assets (1)	4,314,223	1,078,966	277,210	5,670,399

	Year ended December 31, 2012
	Mexico	Southern region	Other markets	Total

Net sales	4,475,139	2,746,585	1,386,330	8,608,054

Non-current assets (1)	3,902,868	1,220,886	279,570	5,403,324

(1)	Includes property, plant and equipment and intangible assets.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

5.	SEGMENT INFORMATION (continued)

REVENUES BY PRODUCT

	Year ended December 31,
	2014	2013	2012

Semi-finished (1)	209,061	202,826	192,335
Hot rolled (2)	3,581,566	3,416,674	3,617,300
Cold rolled	1,297,969	1,314,392	1,342,036
Coated (3)	3,061,580	2,906,477	2,808,765
Roll-formed and tubular (4)	514,586	585,627	611,551

Steel products	8,664,762	8,425,996	8,571,987

Other products (5)	61,295	104,016	36,067

TOTAL SALES	8,726,057	8,530,012	8,608,054

(1)	Semi-finished includes slabs, billets and round bars.
(2)	Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(3)	Coated includes tin plate and galvanized products.
(4)	Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles and steel decks.
(5)	Other products include pre-engineered metal building systems and pig iron.

6.	COST OF SALES

	Year ended December 31,
	2014	2013	2012

Inventories at the beginning of the year	1,941,130	2,000,137	2,123,516
Opening inventories - Peña Colorada	—	18,006	—
Translation differences	(161,983)	(186,609)	(103,129)
Plus: Charges for the year
Raw materials and consumables used and other movements	5,718,736	5,242,806	5,474,845
Services and fees	95,940	93,366	114,612
Labor cost	601,258	608,151	552,009
Depreciation of property, plant and equipment	330,866	310,257	306,584
Amortization of intangible assets	34,988	15,851	10,851
Maintenance expenses	484,929	440,328	387,672
Office expenses	7,238	7,034	7,360
Insurance	12,310	14,848	7,743
Charge of obsolescence allowance	15,924	1,245	12,289
Recovery from sales of scrap and by-products	(39,846)	(42,556)	(44,085)
Others	17,713	18,558	16,249

Less: Inventories at the end of the year	(2,134,034)	(1,941,130)	(2,000,137)

Cost of Sales	6,925,169	6,600,292	6,866,379

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

7.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2014	2013	2012

Services and fees (1)	75,057	76,450	97,443
Labor cost	232,837	234,519	212,820
Depreciation of property, plant and equipment	10,957	13,839	8,788
Amortization of intangible assets	37,986	37,186	44,632
Maintenance and expenses	5,785	7,443	6,904
Taxes	133,383	143,834	113,898
Office expenses	39,831	41,254	44,988
Freight and transportation	263,682	271,364	263,083
Increase (Decrease) of allowance for doubtful accounts	1,287	(202)	855
Others	15,673	17,624	15,770

Selling, general and administrative expenses	816,478	843,311	809,181

(1)	For the year ended December 31, 2014, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,928, including USD 3,450 for audit services, USD 74 for audit-related services, USD 204 for tax services and USD 199 for all other services.

For the year ended December 31, 2013, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 4,288, including USD 3,821 for audit services, USD 391 for audit-related services, USD 39 for tax services and USD 37 for all other services.

For the year ended December 31, 2012, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 4,228, including USD 3,569 for audit services, USD 296 for audit-related services, USD 159 for tax services and USD 204 for all other services.

8.	LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2014	2013	2012
Wages, salaries and social security costs	778,932	790,378	699,899
Termination benefits	25,348	19,680	37,176
Post employment benefits (Note 21(i))	29,815	32,612	27,754

Labor costs	834,095	842,670	764,829

As of December 31, 2014, 2013 and 2012, the quantity of employees was 16,919, 16,788 and 16,611, respectively.

9.	OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2014	2013	2012

Results of sundry assets	4,111	1,987	3,916
Collection of insurance (1)	57,500	11,700	—
Other operating income	10,232	16,657	—

Other operating income	71,843	30,344	3,916

Provision for legal claims and other matters (Note 19 and 24 (ii))	(92)	(7,330)	(5,754)
Other operating expense	—	—	(10,043)

Other operating expense	(92)	(7,330)	(15,797)

Other operating (expenses) income, net	71,751	23,014	(11,881)

(1)	Includes an insurance collection of USD 57,500 and USD 11,700 in Argentina in the years 2014 and 2013, respectively.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

10.	OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2014	2013	2012
Interest expense	(114,472)	(121,016)	(144,488)
Debt issue costs	(3,394)	(11,097)	(5,814)

Finance expense	(117,866)	(132,113)	(150,302)

Interest income	7,685	9,517	17,047
Change in fair value of financial assets	(1,970)	(11,875)	(5,647)

Finance income	5,715	(2,358)	11,400

Net foreign exchange gain	26,664	259	7,145
Derivative contract results	19,748	(400)	16,688
Others	(3,711)	(863)	(6,563)

Other financial income (expenses), net	42,701	(1,004)	17,270

11.	INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2014 (restated)	2013	2012
Current tax	(336,176)	(370,349)	(298,082)
Deferred tax (Note 20)
Deferred tax	2,363	78,474	40,401
Effect of changes in tax law on deferred income tax (1)	(12,702)	(33,826)	(5,769)
Withholding tax on dividend distributions (2)	(10,474)	(24,046)	—
Recovery of income tax (3)	17,884	321	2,224

Income tax expense	(339,105)	(349,426)	(261,227)

(1)	For 2014, it includes mainly the effects of the Colombian tax rate reform which introduced an increase from 34% to 39% in 2015, 40% in 2016, 42% in 2017 and 43% in 2018 and of the Mexican mining tax. For the year 2013, it includes the effects of the 2013 Mexican tax reform package, which mainly maintained the current 30% corporate income tax rate, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015 and repealed the existing tax consolidation regime.
(2)	It includes the 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries since 2013.
(3)	The amounts recorded in 2014, 2013 and 2012 corresponded to the capitalization of tax losses carried forward generated and not recognized in previous years.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

11.	INCOME TAX EXPENSE (continued)

Income tax expense for the years ended December 31, 2014, 2013 and 2012 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2014 (restated)	2013	2012
Income before income tax	234,924	942,339	452,148

Income tax expense at statutory tax rate	(254,548)	(302,741)	(205,408)
Non taxable income	2,073	14,799	1,012
Non deductible expenses	(25,413)	(1,940)	(58,892)
Effect of currency translation on tax base (1)	(55,925)	(1,993)	5,607
Withholding tax on dividend distributions	(10,474)	(24,046)	—
Recovery of income tax	17,884	321	2,224
Effect of changes in tax law	(12,702)	(33,826)	(5,769)

Income tax expense	(339,105)	(349,426)	(261,227)

(1)	Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency.

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

12.	PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended December 31, 2014
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	503,267	1,839,727	4,083,016	125,559	741,554	61,435	7,354,558

Translation differences	(3,036)	(246,741)	(263,228)	(18,871)	(70,393)	(5,753)	(608,022)
Additions	6,202	5,134	4,461	3,256	331,281	35,035	385,369
Disposals / Consumptions	—	—	(12,452)	(4,015)	(541)	(13,215)	(30,223)
Transfers	21,034	119,712	494,430	7,694	(649,276)	8,309	1,903

Values at the end of the year	527,467	1,717,832	4,306,227	113,623	352,625	85,811	7,103,585

Depreciation
Accumulated at the beginning of the year	—	(610,740)	(1,931,231)	(98,887)	—	(4,805)	(2,645,663)

Translation differences	—	118,714	213,284	16,854	—	775	349,627
Depreciation charge	—	(83,321)	(246,485)	(7,133)	—	(4,884)	(341,823)
Disposals / Consumptions	—	—	11,964	2,915	—	422	15,301

Accumulated at the end of the year	—	(575,347)	(1,952,468)	(86,251)	—	(8,492)	(2,622,558)

At December 31, 2014	527,467	1,142,485	2,353,759	27,372	352,625	77,319	4,481,027

	Year ended December 31, 2013
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	498,757	1,768,194	3,754,450	142,628	1,021,352	52,633	7,238,014

Translation differences	(4,056)	(313,836)	(341,357)	(25,169)	(96,771)	(9,573)	(790,762)
Interest in joint operation	—	—	79,002	909	3,233	37	83,181
Additions	7,983	20,235	3,102	3,002	793,582	29,908	857,812
Disposals / Consumptions	—	(2,235)	(12,554)	(3,975)	(544)	(5,425)	(24,733)
Transfers	583	367,369	600,373	8,164	(979,298)	(6,145)	(8,954)

Values at the end of the year	503,267	1,839,727	4,083,016	125,559	741,554	61,435	7,354,558

Depreciation
Accumulated at the beginning of the year	—	(673,934)	(2,005,899)	(116,999)	—	(3,065)	(2,799,897)

Translation differences	—	151,850	286,744	22,786	—	885	462,265
Depreciation charge	—	(90,855)	(223,328)	(7,091)	—	(2,822)	(324,096)
Disposals / Consumptions	—	1,759	7,822	2,216	—	197	11,994
Transfers	—	440	3,430	201	—	—	4,071

Accumulated at the end of the year	—	(610,740)	(1,931,231)	(98,887)	—	(4,805)	(2,645,663)

At December 31, 2013	503,267	1,228,987	2,151,785	26,672	741,554	56,630	4,708,895

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

13.	INTANGIBLE ASSETS, NET

	Year ended December 31, 2014
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	186,681	122,361	34,767	288,475	73,665	662,307	1,368,256

Translation differences	(12,097)	—	—	—	—	—	(12,097)
Additions	28,973	2,341	21,628	10,000	—	—	62,942
Transfers	—	17,956	(17,956)	—	—	—	—

Values at the end of the year	203,557	142,658	38,439	298,475	73,665	662,307	1,419,101

Depreciation
Accumulated at the beginning of the year	(88,258)	(68,432)	—	(184,465)	(65,597)	—	(406,752)

Translation differences	9,511	—	—	—	—	—	9,511
Depreciation charge	(30,463)	(9,241)	—	(29,045)	(4,225)	—	(72,974)

Accumulated at the end of the year	(109,210)	(77,673)	—	(213,510)	(69,822)	—	(470,215)

At December 31, 2014	94,347	64,985	38,439	84,965	3,843	662,307	948,886

	Year ended December 31, 2013
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	165,515	111,321	26,658	290,172	73,665	663,807	1,331,138

Translation differences	(15,518)	—	—	(142)	—	—	(15,660)
Interest in joint operation	124	8,533	1,755	—	—	—	10,412
Additions	37,574	—	8,861	—	—	—	46,435
Disposals / Consumptions	(1,014)	—	—	(1,555)	—	(1,500)	(4,069)
Transfers	—	2,507	(2,507)	—	—	—	—

Values at the end of the year	186,681	122,361	34,767	288,475	73,665	662,307	1,368,256

Depreciation
Accumulated at the beginning of the year	(85,985)	(59,732)	—	(156,305)	(63,910)	—	(365,932)

Translation differences	12,217	—	—	—	—	—	12,217
Depreciation charge	(14,490)	(8,700)	—	(28,160)	(1,687)	—	(53,037)

Accumulated at the end of the year	(88,258)	(68,432)	—	(184,465)	(65,597)	—	(406,752)

At December 31, 2013	98,423	53,929	34,767	104,010	8,068	662,307	961,504

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2014 (restated)	2013

At the beginning of the year	1,375,165	1,710,722

Equity in earnings of non-consolidated companies	(12,026)	(31,609)
Other comprehensive income	(125,384)	(188,588)
Dividends from non-consolidated companies	(1,858)	(207)
Transfers of joint operations	—	(115,153)
Acquisitions (note 3)	252,042	—
Impairment charge (note 3)	(739,761)	—

At the end of the year	748,178	1,375,165

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

Company	Country of incorporation	Main activity	Voting rights at		Value at
			December 31, 2014	December 31, 2013	December 31, 2014 (restated)	December 31, 2013

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	32.88%	22.71%	742,335	1,369,820

Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	—	1,119	—
Other non-consolidated companies (1)					4,724	5,345

					748,178	1,375,165

(1)	It includes the investment held in Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of December 31, 2014 and 2013, following the recording of the impairment charge discussed in note 2(b), the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS
	As of December 31, 2014 (restated)	As of December 31, 2013

At the beginning of the year	1,369,820	1,592,340

Share of results (1)	(10,463)	(35,267)
Other comprehensive income	(124,435)	(187,253)
Dividends	(1,858)	—
Acquisitions (note 3)	249,032	—
Impairment charge (note 3)	(739,761)	—

At the end of the year	742,335	1,369,820

(1)	It includes the depreciation of the values associated to the purchase price allocation.

On February 17, 2015, Usiminas approved its annual accounts as of and for the year ended December 31, 2014, which state that revenues, post-tax gains from continuing operations and shareholders’ equity amounted to USD 5,017 million, USD 63 million and USD 6,293 million, respectively.

Summarized balance sheet (in million USD)	USIMINAS
	As of December 31, 2014	As of December 31, 2013

Assets
Non-current	8,372	9,348
Current	3,104	4,038

Total Assets	11,476	13,386

Liabilities
Non-current	2,618	3,174
Current	1,796	2,172

Total Liabilities	4,414	5,346

Minority interest	769	906

Shareholders’ equity	6,293	7,134

Summarized income statement (in million USD)	USIMINAS
	As of December 31, 2014	As of December 31, 2013
Net sales	5,017	5,971
Cost of sales	(4,569)	(5,294)

Gross Profit	448	677
Selling, general and administrative expenses	(337)	(422)
Other operating income (loss), net	118	(22)

Operating income	229	233
Financial expenses, net	(220)	(420)
Equity in earnings of associated companies	79	84

Profit (Loss) before income tax	88	(103)
Income tax benefit	8	101

Net profit (loss) before minority interest	96	(2)
Minority interest in other subsidiaries	(33)	(73)

Net profit (loss) for the year	63	(75)

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

Techgen S.A. de C.V.

Techgen is a Mexican project company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. As of February 2014, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their initial investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts. During 2014, each of Techgen’s shareholders made additional investments in Techgen, primarily in the form of subordinated loans; however, as of December 31, 2014, all such shareholder loans have been fully repaid with the proceeds of an up to USD 800 million syndicated loan facility.

For commitments from Ternium in connection with Techgen, see note 24.

15.	RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2014	2013
Receivables with related parties (Note 25)	—	43
Employee advances and loans	5,804	6,288
Advances to suppliers for the purchase of property, plant and equipment	17,218	22,250
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 25)	467	330
Tax credits	21,644	46,828
Others	2,349	3,668

Receivables, net - Non-current	47,482	79,407

	As of December 31,
	2014	2013
Value added tax	9,300	19,459
Tax credits	51,120	45,963
Employee advances and loans	8,282	8,196
Advances to suppliers	6,830	6,784
Advances to suppliers with related parties (Note 25)	37	10
Expenses paid in advance	10,864	6,068
Government tax refunds on exports	6,631	4,530
Receivables with related parties (Note 25)	5,441	5,581
Others	13,724	15,797

Receivables, net - Current	112,229	112,388

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

16.	TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2014	2013
Trade receivables	91	1,754

Trade receivables, net - Non-current	91	1,754

	As of December 31,
	2014	2013
Current accounts	710,173	659,871
Trade receivables with related parties (Note 25)	21,413	24,385
Allowance for doubtful accounts (Note 19)	(11,372)	(12,803)

Trade receivables, net - Current	720,214	671,453

	Trade receivables, net as of December 31, 2014
	Total	Fully performing	Past due
Guaranteed	442,100	413,518	28,582
Not guaranteed	289,577	242,859	46,718

Trade receivables	731,677	656,377	75,300

Allowance for doubtful accounts (Note 19)	(11,372)	—	(11,372)

Trade receivables, net	720,305	656,377	63,928

	Trade receivables, net as of December 31, 2013
	Total	Fully performing	Past due
Guaranteed	534,400	497,261	37,139
Not guaranteed	151,610	101,849	49,761

Trade receivables	686,010	599,110	86,900

Allowance for doubtful accounts (Note 19)	(12,803)	—	(12,803)

Trade receivables, net	673,207	599,110	74,097

17.	INVENTORIES, NET

	As of December 31,
	2014	2013
Raw materials, materials and spare parts	539,611	560,720
Goods in process	1,119,123	934,909
Finished goods	374,981	330,098
Goods in transit	148,337	163,228
Obsolescence allowance (Note 19)	(48,018)	(47,825)

Inventories, net	2,134,034	1,941,130

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

18.	CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS

	As of December 31,
	2014	2013
(i) Other investments
Deposits with maturity of more than three months	149,995	169,503

Other investments	149,995	169,503

(ii) Cash and cash equivalents
Cash and banks	75,354	102,465
Restricted cash	93	869
Deposits with maturity of less than three months	137,856	203,884

Cash and cash equivalents	213,303	307,218

19.	ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non current	Deducted from assets	Liabilities	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters	Asset retirement obligation
Year ended December 31, 2014
Values at the beginning of the year	—	13,984	19,853
Translation differences	—	(3,126)	(2,643)
Additions	—	2,269	4,534
Reversals	—	(2,177)	—
Uses	—	(1,883)	—

At December 31, 2014	—	9,067	21,744

Year ended December 31, 2013
Values at the beginning of the year	—	17,498	—
Translation differences	—	(3,753)	—
Additions	—	11,518	19,853
Reversals	—	(4,188)	—
Uses	—	(7,091)	—

At December 31, 2013	—	13,984	19,853

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

19.	ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation
Year ended December 31, 2014
Values at the beginning of the year	12,803	47,825	—
Translation differences	(1,245)	(1,792)	(73)
Additions	2,879	28,116	2,154
Reversals	(1,592)	(12,192)	—
Uses	(1,473)	(13,939)	—

At December 31, 2014	11,372	48,018	2,081

Year ended December 31, 2013
Values at the beginning of the year	15,304	66,102	—
Translation differences	(756)	(2,856)	—
Interest in joint operation	—	679	—
Additions	1,678	21,396	—
Reversals	(1,880)	(20,151)	—
Uses	(1,543)	(17,345)	—

At December 31, 2013	12,803	47,825	—

20.	DEFERRED INCOME TAX

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	As of December 31,
	2014 (restated)	2013
At the beginning of the year	(580,981)	(644,670)
Interest in joint operation	—	(8,116)

Translation differences	20,309	49,199
Effect of changes in tax law (note 11)	(12,702)	(33,826)
Withholding tax on dividend distributions	(10,474)	(24,046)
Charges directly to other comprehensive income	8,704	1,683
Deferred tax credit	20,247	78,795

At the end of the year	(554,897)	(580,981)

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

20.	DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2014 (restated)

At the beginning of the year	(516,811)	(52,680)	(44,136)	(135,129)	(748,756)

Translation differences	18,906	(800)	173	9,259	27,538
Charges directly to other comprehensive income	—	—	—	638	638
Withholding tax on dividend distributions	—	—	—	(10,474)	(10,474)
Effect of changes in tax law	(10,814)	(504)	(1,467)	(29)	(12,814)
Income statement credit (charge)	(81,143)	(26,233)	(1,425)	82,698	(26,103)

At the end of the year	(589,862)	(80,217)	(46,855)	(53,037)	(769,971)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other	Total at December 31, 2014 (restated)

At the beginning of the year	58,237	7,991	27,571	73,976	167,775

Translation differences	(3,829)	(432)	—	(2,968)	(7,229)
Charges directly to other comprehensive income	—	—	—	8,066	8,066
Effect of changes in tax law	37	—	—	75	112
Income statement credit (charge)	3,614	3,183	35,958	3,595	46,350

At the end of the year	58,059	10,742	63,529	82,744	215,074

(1)	As of December 31, 2014, the recognized deferred tax assets on tax losses amount to USD 63,529 and the net unrecognized deferred tax assets amount to USD 2,064. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2013

At the beginning of the year	(515,943)	(68,710)	(48,382)	(166,582)	(799,617)

Translation differences	26,774	1,128	255	29,414	57,571
Interest in joint operation	(6,277)	(2,467)	(3,024)	—	(11,768)
Effect of changes in tax law	(26,476)	—	(3,108)	(24,046)	(53,630)
Income statement credit (charge)	5,111	17,369	10,123	24,402	57,005

At the end of the year	(516,811)	(52,680)	(44,136)	(136,812)	(750,439)

Deferred tax assets	Provisions	Trade receivables	Tax losses (2)	Other	Total at December 31, 2013

At the beginning of the year	54,659	8,291	18,193	73,804	154,947

Translation differences	(8,054)	109	—	(427)	(8,372)
Interest in joint operation	1,806	—	—	1,846	3,652
Charges directly to other comprehensive income	—	—	—	1,683	1,683
Effect of changes in tax law	—	—	—	(4,242)	(4,242)
Income statement credit (charge)	9,826	(409)	9,378	2,995	21,790

At the end of the year	58,237	7,991	27,571	75,659	169,458

(2)	As of December 31, 2013, the recognized deferred tax assets on tax losses amount to USD 27,571 and the net unrecognized deferred tax assets amount to USD 17,782. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

20.	DEFERRED INCOME TAX (continued)

The amounts shown in the statement of financial position include the following:

	As of December 31,
	2014 (restated)	2013
Deferred tax assets to be recovered after more than 12 months	159,918	115,201
Deferred tax assets to be recovered within 12 months	55,155	51,936
Deferred tax liabilities to be settled after more than 12 months	(675,428)	(681,459)
Deferred tax liabilities to be settled within 12 months	(94,542)	(66,659)

	(554,897)	(580,981)

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2014	2013
(i) Other liabilities - Non current
Termination benefits	203	474
Post-employment benefits	313,146	291,822
Other employee benefits	35,351	30,111
Asset retirement obligation (note 19) (1)	21,744	19,853
Other	1,456	3,171

Other liabilities – Non-current	371,900	345,431

(1)	The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2014	2013
Present value of unfunded obligations	313,146	313,269
Fair value of plan assets	—	(21,447)

Liability in the statement of financial position	313,146	291,822

The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2014	2013
Current service cost	8,603	8,355
Interest cost	20,794	22,976
Amortization of prior service costs	418	1,281

Total included in labor costs	29,815	32,612

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2014	2013
At the beginning of the year	291,822	261,415
Interest in joint operation	—	8,103
Transfers, new participants and funding of the plan	(1,595)	7,592
Total expense	29,815	32,612
Remeasurements	27,474	7,787
Translation differences	(30,929)	(2,477)
Contributions paid	(3,441)	(23,210)

At the end of the year	313,146	291,822

The principal actuarial assumptions used were as follows:

Mexico	Year ended December 31,
	2014	2013
Discount rate	7.75%	8.50%
Compensation growth rate	4.00%	4.00%

Argentina	Year ended December 31,
	2014	2013
Discount rate	7.00%	7.00%
Compensation growth rate	2.00%	2.00%

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	1.00%	-10.6%	12.8%
Compensation growth rate	1.00%	2.6%	-2.2%
Pension growth rate	1.00%	1.0%	-1.1%
Life expectancy	1 year	-0.2%	0.2%

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2014	2013
(ii) Other liabilities - Current
Payroll and social security payable	99,509	92,188
VAT liabilities	57,031	50,765
Other tax liabilities	39,620	46,042
Termination benefits	3,298	4,584
Related Parties (Note 25)	3,704	3,901
Asset retirement obligation (Note 19)	2,081	—
Others	4,963	5,846

Other liabilities – Current	210,206	203,326

22.	DERIVATIVE FINANCIAL INSTRUMENTS

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2014 and 2013 were as follows:

	As of December 31,
	2014	2013
Contracts with positive fair value

Interest rate swap contracts	—	1,535
Foreign exchange contracts	4,338	—

	4,338	1,535

Contracts with negative fair value

Interest rate swap contracts	(1,342)	—
Foreign exchange contracts	(34)	—

	(1,376)	—

Derivative financial instruments breakdown is as follows:

(a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2014, most of the Company’s long-term borrowings were at variable rates.

During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of USD 100 million, in an average rate of 1.92%. These agreements are effective from July 2014, will due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2014, the after-tax cash flow hedge reserve related to these agreements amounted to USD (0.4) million.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

22.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2012	(270)	81	(189)

(Decrease) / Increase	1,805	(541)	1,264
Reclassification to income statement	—	—	—

At December 31, 2013	1,535	(460)	1,075

(Decrease) / Increase	(2,876)	863	(2,013)
Reclassification to income statement	748	(225)	523

At December 31, 2014	(593)	178	(415)

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2014 (amounting to a loss of USD 0.6 million) is expected to be reclassified to the income statements in accordance to the payments of interests in connection with the borrowings hedged by these derivative contracts, during 2015 and up to the end of the life of the borrowing in 2022.

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD.

During 2013 and 2014, Prosid Investments entered into several non-deliverable forward agreements to manage the exchange rate exposure generated by Siderar’s debt in ARS against USD. As of December 31, 2014, the notional amount on these agreements amounted to USD 280.3 million.

Furthermore, during 2014, Ferrasa S.A.S. has entered into non-deliverable forward agreements to manage the exposure of certain trade receivables denominated in its local currency. As of December 31, 2014, the notional amount on these agreements was USD 2.0 million.

The net fair values of the exchange rate derivative contracts as of December 31, 2014 and December 31, 2013 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2014	2013

ARS/USD	ND Forward	2.5 billion ARS	4,338	—
COP/USD	ND Forward	4.8 billion COP	(34)	—

			4,304	—

USD: US dollars; COP: Colombian pesos; ARS: Argentine pesos.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

23.	BORROWINGS

	As of December 31,
	2014	2013

(i) Non-current
Bank borrowings	906,161	1,212,070
Less: debt issue costs	(5,550)	(7,190)

	900,611	1,204,880

(ii) Current
Bank borrowings	1,266,126	800,791
Less: debt issue costs	(1,918)	(2,847)

	1,264,208	797,944

Total Borrowings	2,164,819	2,002,824

The maturity of borrowings is as follows:

	Expected Maturity Date
	2015	2016	2017 and thereafter	At December 31, (1)
				2014	2013
Fixed Rate	784,860	10,334	958	796,152	486,955
Floating Rate	479,348	329,434	559,885	1,368,667	1,515,869

Total	1,264,208	339,768	560,843	2,164,819	2,002,824

(1)	As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates — which incorporate instruments denominated mainly in US dollars and Argentina pesos and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2014	2013
Bank borrowings	4.64%	4.89%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2014 and 2013, respectively.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

23.	BORROWINGS (continued)

Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2014	2013

USD	Floating	1,268,691	1,391,298
USD	Fixed	497,970	150,790
ARS	Floating	—	152
ARS	Fixed	278,840	313,366
COP	Floating	99,976	124,418
CRC	Fixed	2,963	6,975
GTQ	Fixed	16,379	15,825

		2,164,819	2,002,824

USD: US dollars; ARS: Argentine pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; CRC: Costa Rican colon.

Ternium’s most significant borrowings as of December 31, 2014, were those incurred under Ternium México’s syndicated loan facilities, in order to improve its maturity profile in 2013 and in relation to the Grupo Imsa transaction in July 2007, and under Tenigal’s syndicated loan facility, in order to finance the construction of its hot-dipped galvanizing mill in Pesquería, Mexico:

			In USD million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2014	Maturity
November 2013	Ternium Mexico	Syndicated loan	800	800	November 2018
Years 2012 and 2013	Tenigal	Syndicated loan	200	200	July 2022

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio and interest coverage ratio). As of December 31, 2014, Ternium was in compliance with all of its covenants.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

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

(i) Tax claims and other contingencies

(a) Siderar. AFIP – Income tax claim for fiscal years 1995 to 1999

The Argentine tax authority (Administración Federal de Ingresos Públicos, or “AFIP”) has challenged the deduction from income of certain disbursements treated by Siderar as expenses necessary to maintain industrial installations, alleging that these expenses should have been treated as investments or improvements subject to capitalization. Accordingly, AFIP made income tax assessments against Siderar with respect to fiscal years 1995 through 1999.

As of December 31, 2014, Siderar’s aggregate exposure under these assessments (including principal, interest and fines) amounts to approximately USD 11.4 million. Siderar appealed each of these assessments before the National Tax Court, which, in successive rulings, reduced the amount of each of the assessments made by AFIP; the National Tax Court decisions were, however, further appealed by both Siderar and AFIP.

On May 15, 2014, Siderar was notified of a new National Tax Court ruling approving the AFIP assessment for fiscal year 1997 in an amount of approximately USD 0.8 million (including principal and interest); as the Tax Court did not grant a stay with respect to this decision, Siderar paid the full amount of the ruling, reserving its right to seek reimbursement of that payment.

Based on the recent National Tax Court decision, management believes that there could be an additional potential cash outflow in connection with this assessment and, as a result, Siderar recognized a provision which, as of December 31, 2014, amounts to USD 0.6 million.

(b) Companhia Siderúrgica Nacional (CSN) – Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal within 2015.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Ternium is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Consejo Administrativo de Defesa Econômica (CADE). In its claim, CSN alleges that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requests that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. The case is currently under review by CADE’s Administrative Tribunal.

Ternium believes that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsels and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Restated Consolidated Financial Statements.

(c) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

Following Ternium’s October 2, 2014 announcement of its acquisition of 51.4 million ordinary shares of Usiminas from PREVI, the CVM has been analyzing, at the request of Usiminas’ shareholders, whether, as a result of this acquisition, Ternium would be required under applicable Brazilian laws and rules to launch a mandatory tender offer to all non-controlling holders of Usiminas ordinary shares for a fair price. Ternium has presented its reasons and the CVM’s analysis is currently ongoing. While no decision has yet been adopted, it is expected that the CVM will issue its decision in the first quarter of 2015; any such decision would, however, be subject to administrative appeal. As indicated in its October 2, 2014 announcement, Ternium believes that the transaction did not trigger any tender offer requirement. In any event, if the CVM were to determine that Ternium’s purchase of Usiminas shares exceeded the threshold that triggers a mandatory tender offer requirement, Ternium may elect to sell to third parties any shares acquired in excess of the threshold so determined, in which case no tender offer would be required either.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 52.5 million and is due to terminate in 2018.

(b) Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 79.2 million.

(c) Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 123.8 million to be expended during the next three years.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 40.2 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 133.8 million to satisfy the requirements through 2030.

(e) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply to four of Ternium Mexico’s plants of a contracted electrical demand of 111.2 MW. Iberdrola currently supplies approximately 23% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW contracted capacity, resulting over time in a total value of USD 73.5 million. In addition, Iberdrola agreed to recognize to Ternium México USD 15 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 2 years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

(f) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 114.8 million and the contract will terminate in 2018.

(g) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. Ternium Mexico’s total investment commitment would amount to approximately USD 15.5 million, while Ferromex’s would amount to approximately USD 5.4 million. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200 metric tons per month in any six-month period.

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

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(h) Techgen is a party to transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a purchasing capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036. As of December 31, 2014, the outstanding value of this commitment was approximately USD 285 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 136.7 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2014.

(i) Techgen is a party to a contract with GE Power Systems, Inc. and General Electric International Operations Company, Inc Mexico Branch for the purchase of power generation equipment and other services related to the equipment for an outstanding amount of approximately USD 238 million. These agreements required Techgen to issue stand-by letters of credit up to an amount of USD 47.5 million. Ternium’s exposure under the guarantee in connection with these stand-by letters of credit issued by Techgen is of USD 15.5 million.

(j) Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds will be used by Techgen in the construction of the facility. As of December 31, 2014, disbursements under the loan agreement amounted USD 440 million, as a result the amount guaranteed by Ternium was approximately USD 211 million. If the loan is disbursed in full, the amount guaranteed by Ternium will be approximately USD 384 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2014, Techgen was in compliance with all of its covenants.

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2014, this reserve reached the above-mentioned threshold.

As of December 31, 2014, Ternium may pay dividends up to USD 5.4 billion in accordance with Luxembourg law and regulations.

Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2014
Share capital	2,004,743

Legal reserve	200,474
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2014	5,687,690

Loss for the year	(289,975)

Total shareholders’ equity under Luxembourg GAAP	9,017,054

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

25.	RELATED PARTY TRANSACTIONS

As of December 31, 2014, Techint owned 62.02% of the Company’s share capital and Tenaris held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 24.

The following transactions were carried out with related parties:

	Year ended December 31,
	2014	2013	2012
(i) Transactions

(a) Sales of goods and services
Sales of goods to non-consolidated parties	1,675	23	171
Sales of goods to other related parties	224,909	210,622	216,392
Sales of services and others to non-consolidated parties	2,459	2,270	173
Sales of services and others to other related parties	1,273	2,004	616

	230,316	214,919	217,352

(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	200,167	228,065	399,495
Purchases of goods from other related parties	45,946	86,883	75,482
Purchases of services and others from non-consolidated parties	13,584	13,433	45,033
Purchases of services and others from other related parties	131,413	234,372	248,647

	391,110	562,753	768,656

(c) Financial results
Income with non-consolidated parties	1,043	—	—
Expenses with non-consolidated parties	—	—	(308)

	1,043	—	(308)

(d) Dividends received
Dividends received from non-consolidated parties	1,858	207	4,718

	1,858	207	4,718

(e) Other income and expenses
Income (expenses), net with non-consolidated parties	6,051	4,597	—
Income (expenses), net with other related parties	(640)	—	—

	5,411	4,597	—

(ii) Year-end balances	As of December 31,
	2014	2013
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	6,357	5,218
Receivables from other related parties	20,497	24,802
Advances from non-consolidated parties	7	—
Advances to suppliers with other related parties	498	330
Payables to non-consolidated parties	(24,626)	(40,244)
Payables to other related parties	(39,895)	(35,451)

	(37,162)	(45,345)

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

25.	RELATED PARTY TRANSACTIONS (continued)

(iii) Officers and Directors’ compensation

During the year ended December 31, 2014 the cash compensation of Officers and Directors amounted to USD 12,924. In addition, Officers received 1.059.320 Units for a total amount of USD 2,793 in connection with the incentive retention program mentioned in note 4 (n)(3).

26.	OTHER REQUIRED DISCLOSURES

(a)	Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

At December 31, 2012	(270)	81	(189)	(1,530,411)

(Decrease) / Increase	1,805	(541)	1,264	(503,305)
Reclassification to income statement	—	—	—	—

At December 31, 2013	1,535	(460)	1,075	(2,033,716)

(Decrease) / Increase	(2,876)	863	(2,013)	(390,581)
Reclassification to income statement	748	(225)	523	—

At December 31, 2014 (restated)	(593)	178	(415)	(2,424,297)

(b)	Statement of cash flows

	Year ended December 31,
	2014 (restated)	2013	2012
(i) Changes in working capital (1)
Inventories	(357,023)	(115,843)	20,250
Receivables and others	4,760	78,797	(86,319)
Trade receivables	(90,725)	58,332	38,219
Other liabilities	30,640	58,591	(41,456)
Trade payables	(138,632)	34,734	92,839

	(550,980)	114,611	23,533

(ii) Income tax accrual less payments
Tax accrued (Note 11)	339,105	349,426	261,227
Taxes paid	(378,634)	(373,603)	(220,197)

	(39,529)	(24,177)	41,030

(iii) Interest accruals less payments
Interest accrued	117,866	132,113	150,302
Interest paid	(112,704)	(148,982)	(149,486)

	5,162	(16,869)	816

(1)	Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

27.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2014 and have not been early adopted:

International Financial Reporting Standard 15, “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, “Revenue from contracts with customers”, which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied annual periods beginning on or after January 1, 2017.

International Financial Reporting Standard 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, “Financial instruments”, which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

Amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”

In September 2014, the IASB issued the Amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”, which addresses and inconsistency between the requirements of both standards in dealing with the sale or contribution of assets between an investor and its associate or joint venture. These amendments must be applied annual periods beginning on or after January 1, 2016.

The Company’s management is currently assessing the potential impact that the application of these standards may have on the Company’s financial condition or results of operations.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

28.	FINANCIAL RISK MANAGEMENT

1)	Financial risk factors

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

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2014. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million Exposure to	Functional currency
	USD	ARS

US dollar (USD)	—	67
EU euro (EUR)	(0)	3
Argentine peso (ARS)	(7)	—
Mexican peso (MXN)	(298)	—
Colombian peso (COP)	(40)	—
Other currencies	(1)	—

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

28.	FINANCIAL RISK MANAGEMENT (continued)

The main relevant exposures correspond to:

(a) Argentine peso vs. US dollar

A change of 1% in the exchange rate of the Argentine peso against the US dollar would have generated a pre-tax gain of USD 0.6 million and a pre-tax loss of USD 0.2 million as of December 31, 2014 and 2013, respectively.

(b) Mexican peso vs. US dollar

A change of 1% in the exchange rate of the Mexican peso against the US dollar would have generated a pre-tax gain of USD 2.9 million and USD 2.7 million as of December 31, 2014 and 2013, respectively.

(c) Colombian peso vs. US dollar

A change of 1% in the exchange rate of the Colombian peso against the US dollar would have generated a pre-tax gain of USD 0.4 million and USD 0.5 million as of December 31, 2014 and 2013, respectively.

We estimate that if the Argentine peso, Mexican peso and Colombian peso had weakened simultaneously by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 3.9 million higher (USD 2.9 million higher as of December 31, 2013), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, trade payables and other liabilities.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 1.8 billion, the currency translation adjustment included in total equity would have been USD 17.6 million lower (USD 23.4 million lower as of December 31, 2013, arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real.

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

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include the effect of derivative financial instruments nor the devaluation of the local currencies, was 4.64% and 4.89% for 2014 and 2013, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2014 and 2013, respectively.

Ternium’s total variable interest rate debt amounted to USD 1,369 million (63.2% of total borrowings) at December 31, 2014 and USD 1,516 million (75.7% of total borrowings) at December 31, 2013.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

28.	FINANCIAL RISK MANAGEMENT (continued)

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2014, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2014 would have been USD 20.7 million lower (USD 20.2 million lower as of December 31, 2013).

(iii) Commodity price risk

In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore, coal and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. For further information on long-term commitments, see note 24(ii).

1.2)	Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 80.7% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2014, in comparison with approximately 80.9% as of December 31, 2013.

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

As of December 31, 2014, trade receivables total USD 720.3 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 10.6 million, credit insurance of USD 424.3 million and other guarantees of USD 7.2 million.

As of December 31, 2014, trade receivables of USD 656.4 million were fully performing.

As of December 31, 2014, trade receivables of USD 75.3 million were past due.

The amount of the allowance for doubtful accounts was USD 11.4 million as of December 31, 2014.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

28.	FINANCIAL RISK MANAGEMENT (continued)

The carrying amounts of the Company’s trade and other receivables as of December 31, 2014, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	562
EU euro (EUR)	16
Argentine peso (ARS)	30
Mexican peso (MXN)	190
Colombian peso (COP)	80
Other currencies	2

880

1.3)	Liquidity risk

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

USD million	2015	2016	2017	2018	Thereafter

Borrowings	1,264	340	238	223	100
Interests to be accrued (1)	36	16	8	5	2
Trade payables and other liabilities	540	7	6	6	15

Total	1,840	363	252	234	117

(1)	These amounts do not include the effect of derivative financial instruments.

As of December 31, 2014, total borrowings less cash and cash equivalents and other current investments amounted to USD 1,801.5 million.

1.4)	Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.28 and 0.24 as of December 31, 2014 and 2013, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

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

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

28.	FINANCIAL RISK MANAGEMENT (continued)

As of December 31, 2014 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Available for sale	Total

(i) Assets as per statement of financial position
Receivables	35,599	—	—	35,599
Derivative financial instruments	—	4,338	—	4,338
Trade receivables	720,305	—	—	720,305
Other investments	67,492	47,555	34,948	149,995
Cash and cash equivalents	16,246	197,057	—	213,303

Total	839,642	248,950	34,948	1,123,540

As of December 31, 2014 (in USD thousands)	Derivatives	Other financial liabilities	Available for sale	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	32,493	—	32,493
Trade payables	—	541,330	—	541,330
Derivative financial instruments	1,376	—	—	1,376
Borrowings	—	2,164,819	—	2,164,819

Total	1,376	2,738,642	—	2,740,018

As of December 31, 2013 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Available for sale	Total

(i) Assets as per statement of financial position
Receivables	39,575	—	—	39,575
Derivative financial instruments	—	1,535	—	1,535
Trade receivables	673,207	—	—	673,207
Other investments	58,198	111,305	—	169,503
Cash and cash equivalents	2,002	305,216	—	307,218

Total	772,982	418,056	—	1,191,038

As of December 31, 2013 (in USD thousands)	Derivatives	Other financial liabilities	Available for sale	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	44,841	—	44,841
Trade payables	—	689,092	—	689,092
Borrowings	—	2,002,824	—	2,002,824

Total	—	2,736,757	—	2,736,757

Fair Value by Hierarchy

Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

•	Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

28.	FINANCIAL RISK MANAGEMENT (continued)

•	Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2014 and 2013:

	Fair value measurement as of December 31, 2014 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	197,058	197,057	—
Other investments	82,502	56,466	26,036
Derivative financial instruments	4,338	—	4,338

Total assets	283,898	253,524	30,374

Financial liabilities at fair value through profit or loss
Derivative financial instruments	1,376	—	1,376

Total liabilities	1,376	—	1,376

	Fair value measurement as of December 31, 2013 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	305,216	300,212	5,005
Other investments	111,305	64,971	46,334
Derivative financial instruments	1,535	—	1,535

Total assets	418,057	365,183	52,874

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

28.	FINANCIAL RISK MANAGEMENT (continued)

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Ternium values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

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

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2014, the effective portion of designated cash flow hedges amounts to USD (0.4) million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 22. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

28.	FINANCIAL RISK MANAGEMENT (continued)

4)	Fair value estimation

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

As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year end.

29.	SUBSEQUENT EVENTS

On January 20, 2015, Ternium S.A. announced it has entered into a definitive agreement to acquire the remaining 46% minority interest in its Colombian subsidiary Ferrasa for a total consideration of USD 74 million. The transaction, which is subject to customary conditions, is expected to close in the second quarter of 2015. Prior to this transaction, Ternium was already fully consolidating Ferrasa’s assets and liabilities and results of operations.

Ferrasa is a leading long and flat steel products processor and distributor in Colombia and a scrap-based long steel manufacturer, with finished steel annual production capacity of approximately 480,000 tons and annual sales of close to 600,000 tons, of which approximately 70% are long products and 30% are flat and tubular products, used mainly in the construction sector. Ternium holds, since August 25, 2010, a 54% ownership interest in Ferrasa.

Ternium also has agreed to sell its 54% ownership interest in Ferrasa Panamá for a total consideration of USD 2 million. Ferrasa Panamá is a long steel products processor and distributor based in Panama, with annual sales of approximately 25,000 tons.

30.	UPDATE AS OF MAY 28, 2015

a) Distribution of dividends

On May 6, 2015, the annual general meeting of shareholders of the Company approved an annual dividend of USD 0.090 per share (USD 0.90 per ADS), or approximately USD 180.4 million in the aggregate. The dividend was paid on May 15, 2015.

TERNIUM S.A.

Restated Consolidated Financial Statements as of December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

30.	UPDATE AS OF MAY 28, 2015 (continued)

b) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the CVM determined that Ternium’s October 2014 acquisition of 51.4 million ordinary shares of Usiminas from PREVI triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal before the CVM’s Board of Commissioners, which would stay the effects of the staff’s decision until such Board rules on the matter. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

c) Potential Mexican income tax adjustment

In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 34 million, plus interest and fines. Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.

d) Completion of purchase of participation in Ferrasa S.A.S.

On January 20, 2015, Ternium entered into an agreement to acquire the remaining 46% interest in Ferrasa for a total consideration of USD 74.0 million. The Ferrasa transaction closed on April 7, 2015. In addition, on January 20, 2015, Ternium sold its 54% interest in Ferrasa Panamá S.A. for a total consideration of USD 2.0 million.

e) Companhia Siderúrgica Nacional (CSN) – Tender offer litigation (Update)

In connection with note 24 (i) (b), on May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and, on May 19, 2015 CADE formally closed the file.

Pablo Brizzio

Chief Financial Officer