Form 20-F
period 2015-12-31
Ternium S.A.
filed 2016-04-29
CIK 1342874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

L-2227 Luxembourg

Tel. +352 26 68 31 52, Fax. +352 26 53 83 49, e-mail: luxembourg@ternium.com

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J.P. Mitrani	Robert S. Risoleo, Esq.
Mitrani, Caballero, Ojam & Ruiz Moreno Abogados	Sullivan & Cromwell LLP
Alicia Moreau de Justo 400, 3rd Floor	1700 New York Avenue, N.W., Suite 700
C1007AAH — Buenos Aires, Argentina	Washington, D.C. 20006-5215
(54-11) 4590-8600	(202) 956-7500

CERTAIN DEFINED TERMS

In this annual report, unless otherwise specified or if the context so requires:

•	References to the “Company” are exclusively to Ternium S.A., a Luxembourg public limited liability company (société anonyme);

•	References in this annual report to “Ternium,” “we,” “us” or “our” are to Ternium S.A. and its consolidated subsidiaries;

•	References to the “Ternium companies” are to the Company’s manufacturing subsidiaries, namely Ternium México S.A. de C.V., or “Ternium Mexico”, a Mexican corporation, Siderar S.A.I.C., or “Siderar”, an Argentine corporation, Ferrasa S.A.S., or “Ferrasa”, a Colombian corporation, Ternium Internacional Guatemala S.A., or “Ternium Guatemala”, a Guatemalan corporation, Ternium USA Inc., or “Ternium USA”, a Delaware corporation, Las Encinas S.A. de C.V., or “Las Encinas”, a Mexican corporation, and Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V., or “Consorcio Peña Colorada”, a Mexican corporation, and their respective subsidiaries;

•	References to “Tenaris” are to Tenaris S.A., a Luxembourg public limited liability company (société anonyme) and a significant shareholder of the Company;

•	References to “San Faustin” are to San Faustin S.A., a Luxembourg corporation and the Company’s indirect controlling shareholder;

•	References to “Ternium Internacional” are to an international group of companies wholly owned by Ternium that market and provide worldwide distribution services for products offered primarily by Ternium;

•	References to “Exiros” are to Exiros B.V., a Netherlands corporation, and its subsidiaries under the brand “Exiros”;

•	References to “Tecpetrol” are to Tecpetrol International S.A., a wholly-owned subsidiary of San Faustin;

•	References to “Tenigal” are to Tenigal S.R.L. de C.V., a Mexican company in which Ternium holds a 51% ownership and Nippon Steel & Sumitomo Metal Corporation holds the remaining 49%;

•	References to “Usiminas” are to Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, a Brazilian corporation in which we own 32.9% of the ordinary shares. For further information on our investment in Usiminas, see note 3 to our consolidated financial statements included elsewhere in this annual report;

•	References to “ADSs” are to the American Depositary Shares, which are evidenced by American Depositary Receipts, or ADRs;

•	References to “finished steel products” when used in connection with production capacity are to finished steel products and semi-finished steel products intended to be sold to third parties;

•	References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons; and

•	References to “billions” are to thousands of millions, or 1,000,000,000.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and adopted by the European Union (“EU”). IFRS differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013. Information as of and for the year ended December 31, 2014 included in this annual report is derived from our audited restated consolidated financial statements for the year ended December 31, 2014.

Currencies

In this annual report, unless otherwise specified or the context otherwise requires:

•	“dollars,” “U.S. dollars,” “USD” or “US$” each refers to the United States of America dollar;

•	“Mexican pesos” or “MXN” each refers to the Mexican peso;

•	“Argentine pesos” or “ARP” each refers to the Argentine peso; and

•	“Brazilian reais” or “BRL” each refers to the Brazilian real.

On December 31, 2015, the U.S. dollar sell exchange rate in Mexico (as published by Banco de México, or the Mexican Bank) was MXN17.2487=USD1.0000, the U.S. dollar sell exchange rate in Argentina (as published by Banco Central de la República Argentina, or the Argentine Central Bank) was ARP13.005=USD1.0000, and the U.S. dollar sell exchange rate in Brazil (as published by Banco Central do Brasil, or the Brazilian Central Bank) was BRL3.9048=USD1.0000. Those rates may differ from the actual rates used in preparation of the Company’s consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into any of these currencies.

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

We use words such as “aim,” “will continue,” “will likely result,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business discussed under Item 3. “Key Information—D. Risk Factors,” and among them, the following:

•	uncertainties about the behavior of steel consumers in the markets in which Ternium operates and sells its products;

•	changes in the pricing environments in the countries in which Ternium operates;

•	the impact in the markets in which Ternium operates of existing and new competitors whose presence may affect Ternium’s customer mix, revenues and profitability;

•	increases in the prices of raw materials, other inputs or energy or difficulties in acquiring raw materials or other inputs or energy supply cut-offs;

•	the policies of, and the economic, political and social developments and conditions in, the countries in which Ternium owns facilities or other countries which have an impact on Ternium’s business activities or investments;

•	inflation or deflation and foreign exchange rates in the countries in which Ternium operates;

•	volatility in interest rates;

•	the performance of the financial markets globally and in the countries in which Ternium operates;

•	the uncertainties associated with the performance of our investment in Usiminas (including those concerning the operating and financial performance of Usiminas and the Brazilian economy in general and the trading price of Usiminas’ ordinary and preferred shares), with the ongoing controversies relating to our acquisitions of Usiminas shares in January 2012 and October 2014, and with the existing conflicts within the Usiminas’ control group and its board. See Item 8. “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” and Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas”;

•	changes in domestic and foreign laws and regulations, including changes relating to tax, trade and foreign exchange matters;

•	regional or general changes in asset valuations;

•	uncertainties as to the result of our iron ore exploration activities or the successful exploitation of our mines;

•	our ability to successfully implement our business strategy or to grow through acquisitions, greenfield and brownfield projects, joint ventures and other investments; and

•	other factors or trends affecting the steel and mining industries generally and our financial condition in particular.

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

The selected consolidated financial data set forth below have been derived from our consolidated financial statements for each of the years and at the dates indicated herein. Information as of AND FOR THE YEAR ENDED December 31, 2014 included in this annual report is derived from our audited restated consolidated financial statements for the year ended December 31, 2014. Our consolidated financial statements were prepared in accordance with IFRS, and were audited by PricewaterhouseCoopers, société coopérative (formerly PricewaterhouseCoopers S.à r.l.), Cabinet de révision agréé, or “PwC Luxembourg,” an independent registered public accounting firm that is a member firm of the PwC International Ltd. network.

For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, see “Presentation of Certain Financial and Other Information—Accounting Principles” and “Currencies.”

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	2015	2014	2013	2012(1)	2011(1)(2)
Selected consolidated income statement data

Net sales	7,877,449	8,726,057	8,530,012	8,608,054	9,122,832
Cost of sales	(6,477,272)	(6,925,169)	(6,600,292)	(6,866,379)	(7,016,322)

Gross profit	1,400,177	1,800,888	1,929,720	1,741,675	2,106,510
Selling, general and administrative expenses	(770,292)	(816,478)	(843,311)	(809,181)	(839,362)
Other operating income (expenses), net	9,454	71,751	23,014	(11,881)	(11,495)

Operating income	639,339	1,056,161	1,109,423	920,613	1,255,653

Finance expense	(89,489)	(117,866)	(132,113)	(150,302)	(105,570)

Finance income	7,981	7,685	9,517	17,047	25,563

Other financial income (expenses), net	(17,922)	40,731	(12,879)	11,623	(220,414)
Equity in (losses) earnings of non-consolidated companies (3)	(272,810)	(751,787)	(31,609)	(346,833)	10,137

Income before income tax expense	267,099	234,924	942,339	452,148	965,368
Income tax expense	(207,320)	(339,105)	(349,426)	(261,227)	(312,555)

Profit (Loss) for the year	59,779	(104,181)	592,913	190,921	652,813

Attributable to:
Owners of the parent	8,127	(198,751)	455,425	142,043	517,668
Non-controlling interest	51,652	94,570	137,488	48,878	135,145

Profit (Loss) for the year	59,779	(104,181)	592,913	190,921	652,813

Depreciation and amortization	433,788	414,797	377,133	370,855	395,988
Weighted average number of shares outstanding (4)	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,968,327,917

Basic earnings (losses) per share (in USD per share) (5) (6)	0.00	(0.10)	0.23	0.07	0.26
Dividends per share (in USD per share)	0.090	0.090	0.075	0.065	0.075

(1)	Starting on January 1, 2013, Consorcio Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts for the years ended December 31, 2012 and 2011 show them as investments in non-consolidated companies and their results are included within “Equity in (losses) earnings of non-consolidated companies” in the consolidated income statement.
(2)	Ternium changed prospectively the functional currency of its Mexican subsidiaries to the U.S. dollar, effective as of January 1, 2012. For the period ended December 31, 2011 the functional currency for the Company’s Mexican subsidiaries was the Mexican peso.
(3)	Equity in losses of non-consolidated companies include write-downs of our investment in Usiminas, as a result of the performance of impairment tests, of USD275.3 million in 2012, USD739.8 million in 2014, and USD191.9 million in 2015.
(4)	Of the 2,004,743,442 shares issued as of December 31, 2015, the Company held 41,666,666 that were repurchased from Usiminas on February 15, 2011. Such shares were not considered outstanding for purposes of the calculation of the weighted average number of shares.
(5)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement includes the portion attributable to non-controlling interest. Basic earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.
(6)	Diluted earnings per share (expressed in USD per share), equals basic earnings per share.
7

In thousands U.S. dollars	At December 31,
(except number of shares and per share data)	2015	2014	2013	2012	2011
Selected consolidated balance sheet data

Non-current assets	5,480,389	6,341,290	7,153,162	7,211,371	5,195,688
Property, plant and equipment, net	4,207,566	4,481,027	4,708,895	4,438,117	3,969,187
Other non-current assets (1)	1,272,823	1,860,263	2,444,267	2,773,254	1,226,501
Current assets	2,582,204	3,348,869	3,219,462	3,655,628	5,547,374
Cash and cash equivalents	151,491	213,303	307,218	560,307	2,158,044
Other current assets (2)	2,419,046	3,120,810	2,894,474	3,083,303	3,378,956
Non-current assets classified as held for sale	11,667	14,756	17,770	12,018	10,374

Total assets	8,062,593	9,690,159	10,372,624	10,866,999	10,743,062

Capital and reserves attributable to the owners of the parent (3)	4,033,148	4,697,201	5,340,035	5,369,183	5,711,495
Non-controlling interest	769,849	937,502	998,009	1,065,730	1,077,055

Non-current liabilities	1,558,979	1,964,070	2,185,421	2,306,640	1,975,129

Borrowings	607,237	900,611	1,204,880	1,302,753	948,495
Deferred tax liabilities	609,514	670,523	605,883	657,211	719,061
Other non-current liabilities	342,228	392,936	374,658	346,676	307,573

Current liabilities	1,700,617	2,091,386	1,849,159	2,125,446	1,979,383

Borrowings	913,786	1,264,208	797,944	1,121,610	1,047,641
Other current liabilities	786,831	827,178	1,051,215	1,003,836	931,742

Total liabilities	3,259,596	4,055,456	4,034,580	4,432,086	3,954,512
Total equity and liabilities	8,062,593	9,690,159	10,372,624	10,866,999	10,743,062

Number of shares (3)	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

(1)	Includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of USD662.3 million as of December 31, 2015, 2014 and 2013, and USD663.8 million as of December 31, 2012 and 2011.
(2)	As of December 31, 2015, 2014, 2013, 2012 and 2011, includes financial assets with maturity of more than three months for a total amount of USD237.2 million, USD150.0 million, USD169.5 million, USD160.8 million and USD281.7 million, respectively.
(3)	The Company’s share capital as of December 31, 2015, 2014, 2013, 2012 and 2011 was represented by 2,004,743,442 shares, par value USD1.00 per share, for a total amount of USD2,004.7 million. Of the 2,004,743,442 shares, as of December 31, 2015, the Company held 41,666,666, repurchased from Usiminas on February 15, 2011.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations, which could in turn affect the price of the Company’s shares and ADSs.

Risks Relating to the Steel Industry

A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel and would have a material adverse effect on the steel industry and Ternium.

Steel demand is sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products and are also affected by national, regional or global economic conditions. A downturn in economic activity would reduce demand for steel products. This would have a negative effect on Ternium’s business and results of operations. A recession or depression affecting developed economies (such as the global downturn in 2008 and 2009 and the downturn in Europe in 2012), or slower growth or recessionary conditions in emerging economies (such as the slowdown being experienced by the Chinese economy since 2014 or the current recession in Brazil) would exact a heavy toll on the steel industry and adversely affect our business and results of operations.

A protracted fall in steel prices would have a material adverse effect on the results of Ternium, as could price volatility.

Steel prices are volatile and are sensitive to trends in steel demand and raw material costs, such as iron ore and metallurgical coal costs. Historically, the length and nature of business cycles affecting steel demand and raw material costs have been unpredictable. For example, steel prices in the international markets, which had been rising quickly during the first half of 2008, fell sharply beginning in the second half of 2008 and first half of 2009 as a result of collapsing steel demand. A subsequent upward trend, in a context of stronger steel demand and higher raw material costs, lasted until the first quarter of 2011 when international steel prices reached values that almost doubled those prevailing during the first half of 2009. International steel prices have since followed a downward trend that accelerated during 2015, reaching fresh multi-year lows at the beginning of 2016, reflecting a slowdown in steel demand and a sharp reduction in steel production costs. Decreasing steel prices adversely affect Ternium’s operating results by means of lower revenues and could also lead to inventory write-downs. Even if raw material costs decreased in sync with steel prices, the resulting decrease in steel production costs would take several months to materialize in our operating results as the company would first consume older inventories acquired prior to such raw material cost decreases.

Regional or worldwide excess steel production capacity may lead to unfair trade practices in the international steel markets and/or to intense competition, hampering Ternium’s ability to sustain adequate profitability.

In addition to economic cycles, the steel industry is also affected by regional or worldwide production over-capacity. Historically, the steel industry has suffered, especially on downturn cycles, from substantial over-capacity. Currently, as a result of a slowdown in steel demand growth and protracted increase in steel production capacity in recent years, there are signs of over-capacity in all steel markets, particularly in China, which is impacting the profitability of the steel industry and Ternium. Excess steel production capacity may require several years to be absorbed by demand and, as a consequence, may contribute to an extended period of depressed margins and industry weakness.

International trade of steel products conducted under unfair conditions is especially prevalent during downturn cycles and as a result of production over-capacity. Unfair trade practices may result in the imposition by some countries (that are significant producers and consumers of steel) of antidumping and countervailing duties, and may cause fluctuations in international steel trade. The imposition of such trade remedies or temporary tariffs against major steel exporters in significant producing countries’ markets could in turn exacerbate pressures in other steel markets, including Ternium’s, as these exporters target other steel markets to compensate, at least partially, for the loss of business resulting from the imposition of trade remedies.

China is now the largest steel-producing country in the world, accounting for approximately half of worldwide steel production. Since the Chinese economy began to slow down in 2014, China’s steel consumption decreased and Chinese exports expanded rapidly. Exports of steel products from China to Latin America, the second-largest destination for Chinese steel product exports, represented approximately 13% of the region’s steel consumption in 2015. Recently, Chinese exports of steel products, including exports to Europe, the United States and Mexico, have been subject to several antidumping and countervailing investigations, and to the imposition of antidumping and countervailing duties. Further decrease in steel consumption in China may further stimulate aggressive Chinese steel export offers, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those in which Ternium operates. A downturn in global or regional economic activity, including the current slowdown in the Chinese economy, has stimulated and may continue to stimulate unfair steel trade practices and, accordingly, may adversely affect our business and results of operations. For further information, see Item 4. “Information on the Company—B. Business Overview—Regulations—Trade regulations.”

Sales may fall as a result of fluctuations in industry inventory levels.

Inventory levels of steel products held by companies that purchase Ternium’s products can vary significantly from period to period. These fluctuations can temporarily affect the demand for Ternium’s products, as customers draw from existing inventory during periods of low investment in construction and other industry sectors that purchase Ternium’s products and accumulate inventory during periods of high investment and, as a result, these companies may not purchase additional steel products or maintain their current purchasing volume. Accordingly, Ternium may not be able to increase or maintain its current levels of sales volumes or prices.

Intense competition could cause Ternium to lose its share in certain markets and adversely affect its sales and revenues.

The market for Ternium’s steel products is highly competitive, particularly with respect to price, quality and service. In both global and regional markets, Ternium competes against other global and local producers of steel products, which in some cases have greater financial and operating resources, or direct and indirect governmental support. Competition from such steel producers could result in declining margins and reductions in sales volumes and revenues.

Ternium’s competitors could use their resources against Ternium in a variety of ways, including by making additional acquisitions, implementing modernization programs, expanding their production capacity, investing more aggressively in product development, and displacing demand for Ternium’s products in certain markets. To the extent that these producers become more efficient, Ternium might confront stronger competition and might fail to preserve its current share of the relevant geographic or product markets. In addition, there has been a trend in the past toward steel industry consolidation among Ternium’s competitors, and current smaller competitors in the steel market could become larger competitors in the future. For example, in June 2006, Mittal Steel and Arcelor merged to create the world’s largest steel company, ArcelorMittal, and in October 2012 Nippon Steel Corporation and Sumitomo Metal Industries merged to form Nippon Steel & Sumitomo Metal Corporation, or NSSMC, the world’s second largest steel company; and in February 2014, ArcelorMittal and NSSMC acquired ThyssenKrupp Steel USA, a steel processor based in Alabama, through a 50/50 joint venture. Regional players in Ternium’s markets have also experienced consolidation through acquisitions. For further information, see Item 4. “Information on the Company—B. Business Overview—Competition.”

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

Like other manufacturers of steel-related products, Ternium’s operations require substantial amounts of raw materials, energy and other inputs from domestic and foreign suppliers. In particular, Ternium’s companies consume large quantities of iron ore, scrap, ferroalloys, electricity, metallurgical coal, natural gas, oxygen and other gases in operating their blast and electric arc furnaces. In addition, Ternium is a large consumer of slabs, which are used as inputs in the production process. The prices of these raw materials, slabs, energy and other inputs can be volatile. Also, the availability and price of a significant portion of such raw materials, slabs, energy and other inputs Ternium requires are subject to market conditions and government regulation affecting supply and demand. For example, shortages of natural gas in Argentina and the consequent supply restrictions imposed by the government could lead to higher costs of production and eventually to production cutbacks at Siderar’s facilities in Argentina. Similarly, in Mexico, existing constraints in natural gas transportation capacity have led to increased imports of liquefied natural gas, which, from April 1, 2013, resulted in increased natural gas transportation costs and, thus, higher steel production costs. In the past, Ternium has usually been able to procure sufficient supplies of raw materials, slabs, energy and other inputs to meet its production needs; however, it could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of principal inputs to the Ternium companies (including as a result of strikes, lockouts or other problems) would result in lost sales and would have a material adverse effect on Ternium’s business and results of operations. For further information related to raw materials, slabs, energy and other inputs requirements, see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

Ternium’s companies depend on a limited number of key suppliers.

Ternium’s companies depend on certain key suppliers for their requirements of some of their principal inputs, including Vale for iron ore and ArcelorMittal for slabs. In general, there is a trend in the industry towards consolidation among suppliers of iron ore and other raw materials. Ternium’s companies have entered into long-term contracts for the supply of some (but not all) of their principal inputs and it is expected that they will maintain and, depending on the circumstances, renew these contracts. However, if any of the key suppliers fails to deliver or there is a failure to renew these contracts, the Ternium companies could face limited access to some raw materials, slabs, rolled steel products, energy or other inputs, or higher costs and delays resulting from the need to obtain their input requirements from other suppliers.

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

In the past, Ternium acquired interests in various companies, including Hylsamex, one of the main steel producers in Mexico; Grupo Imsa, a leading steel processor with operations in Mexico, the United States and Guatemala; and Ferrasa, a Colombian steel producer and processor. Together with Nippon Steel (currently, NSSMC) Ternium has also formed Tenigal for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automotive market. In 2012, Ternium acquired a participation in the control group of Usiminas, the largest flat steel producer in Brazil, and in 2014, Ternium acquired a significant additional stake in that company. Our acquisitions or other investments may not perform in accordance with our expectations and could have an adverse impact on our operations and profits (see Item 5. “Operating and Financial Review and Prospects—Overview—Useful lives and impairment of property, plant and equipment and other long-lived assets”). Furthermore, we may be unable to successfully integrate any acquired businesses into our operations, realize expected synergies or accomplish the business objectives that were foreseen at the time of deciding any such investment. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions. These risks, and the fact that integration of any acquired businesses will require a significant amount of time and resources of Ternium’s management and employees, could have an adverse impact on Ternium’s ongoing business and could have a material adverse effect on its business, financial condition and results of operations.

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

We recorded significant goodwill in connection with the acquisition of our Mexican subsidiaries, as well as in our investments in non-consolidated companies in connection with our acquisition of a participation in Usiminas. We performed several impairment tests on our investment in Usiminas and, as of December 31, 2012, September 30, 2014 and December 31, 2015, wrote it down by USD275.3 million, USD739.8 million and USD191.9 million, respectively (see Item 5. “Operating and Financial Review and Prospects—Overview—Useful lives and impairment of property, plant and equipment and other long-lived assets”).

As of December 31, 2015, goodwill in connection with our Mexican subsidiaries amounted to USD662.3 million and, following the above-mentioned write-downs of our investment in Usiminas, our investment in non-consolidated companies as of December 31, 2015 amounted to USD250.4 million. For further information on the Usiminas impairment risk and its implications, see “—If Usiminas is not able to continue as a going concern, or successfully implement its business strategy, or if the business conditions in Brazil or in the global steel and mining industries were to be worse than we expected, the Company may be required to record a significant charge to earnings in the form of an impairment to its investment in Usiminas, which could have a material adverse effect on Ternium’s results, financial condition or net worth”.

If Ternium’s management determines in the future that the goodwill from our acquisitions or our investments in non-consolidated companies are impaired, Ternium will be required to recognize a non-cash charge against earnings, which could materially adversely affect Ternium’s results of operations and net worth.

If Usiminas is not able to continue as a going concern, or successfully implement its business strategy, or if the business conditions in Brazil or in the global steel and mining industries were to be worse than we expected, the Company may be required to record a significant charge to earnings in the form of a further impairment of its investment in Usiminas, which could have a material adverse effect on Ternium’s results, financial condition or net worth.

On January 16, 2012, Ternium, together with its subsidiary Siderar, acquired a participation in the control group of Usiminas, the largest flat steel producer in Brazil, for a total consideration of USD2.2 billion. On October 30, 2014, Ternium acquired additional ordinary shares of Usiminas for a total consideration of USD249.0 million. Ternium owns approximately 32.9% of Usiminas’ ordinary shares, holds 35.6% of the voting rights within Usiminas’ control group and has a 16.8% participation in Usiminas’ results. For further information on the Usiminas transactions, see note 3 to our consolidated financial statements included elsewhere in this annual report.

Between 2012 and until September 2014, Usiminas improved its performance and results of operations as a result of the implementation of certain changes in its strategy and business practices. However, results deteriorated starting in the fourth quarter of 2014 as Brazilian steel-intensive industrial sectors such as the capital goods, durable goods, vehicles and machinery and equipment sectors were adversely affected by low investments, weak consumption, strong imports and high inventories.

Usiminas’ financial statements as of December 31, 2015, described a downgraded economic scenario for the company that caused a significant impact on its financial leverage and cash generation. In addition, KPMG, Usiminas’ external auditors included in their report on these financial statements an emphasis of matter paragraph, which, without qualifying their opinion, indicated the existence of “a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern” as a result of the risk of not achieving an action plan defined by Usiminas’ management to equalize its financial obligations with cash generation. On March 17, 2016, Usiminas entered into a standstill agreement with its financial creditors with a term of 120 days. On April 18, 2016, Usiminas’ shareholders’ meeting approved an issuance of ordinary shares in an amount of up to BRL1 billion (approximately USD285.7 million). Existing shareholders, including Ternium and NSSMC, have preemptive rights to subscribe the proposed capital increase at any time prior to May 23, 2016. Ternium has not yet decided whether or not it will participate in the capital increase; NSSMC, in turn, has undertaken to subscribe the capital increase in its entirety; however, NSSMC has conditioned its undertaking to the completion of a restructuring of Usiminas’ financial debt. If either the restructuring or the capital increase are not completed, Usiminas will not be able to pay its financial debt.

Ternium’s subscription rights, if exercised, entitle it to subscribe up to 33.6 million ordinary shares at a price of BRL5 per share for a total amount of up to BRL168.2 million (approximately USD48.1 million), and to subscribe (pro rata with other subscribing shareholders) any ordinary shares not subscribed by Usiminas’ current shareholders, also at BRL5 per share. Depending on whether or not it exercises its subscription rights and generally on the outcome of the subscription process, Ternium may end up with a higher, equal or lower participation in Usiminas’ capital and voting rights.

In addition to a capitalization of Usiminas, further changes to Usiminas’ strategy and business practices will be required in the future in order to recover profitability, and we cannot assure you that such changes will take place or be successful. Under the shareholders agreement governing the rights of the members of Usiminas’ control group, Ternium cannot, without the consensus of one or more of the other shareholder groups party to that agreement, cause the control group to adopt any decision at Usiminas’ shareholders’ meetings or cause the directors nominated by the control group to adopt any decision at Usiminas’ board of directors’ meetings (see Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas”). Accordingly, no control group member can, without the consent of other shareholder group or groups, implement any change to Usiminas’ business strategy, and therefore any necessary changes may not take place or fail to be implemented. In addition, a conflict has arisen within the Usiminas control group and its board with respect to the governance of Usiminas, including with respect to the rules applicable to the appointment of senior managers, and the company’s strategy, which may make it more difficult to reach consensus within the control group. For further information related to the conflict within the Usiminas control group, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas.”

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

Many of the drivers of the estimated recoverable value of Usiminas have exhibited a high degree of volatility in the past and may continue to do so in the future, as they are affected by fluctuations in Brazil’s macroeconomic variables. Brazil has experienced from time to time varying degrees of economic, political, social and regulatory developments, including fluctuating prices of commodities, fluctuating trade balances, inflation, devaluation, civil unrest, tax increases, changes (including retroactive changes) in the enforcement or interpretation of tax laws and other retroactive tax claims or challenges, and changes in laws or regulations, creating uncertainty regarding the country’s future macroeconomic environment. Furthermore, the business conditions in Brazil or the global steel and mining industries could turn out to be worse than those we expected when assessing the value of our investment in Usiminas, which could in turn modify our expectations for the financial return on our investment in Usiminas.

For example, as of December 31, 2012, September 30, 2014, and December 31, 2015, Ternium wrote down its investment in Usiminas by USD275.3 million, USD739.8 million and USD191.9 million, respectively. As of December 31, 2015, the value of Ternium’s investment in Usiminas was USD240.0 million. The closing price of Usiminas’ ordinary shares as quoted on the São Paulo stock exchange, BM&FBovespa S.A – Bolsa de Valores, Mercadorias e Futuros on December 31, 2015, was BRL4.02 (approximately USD1.03) per share, giving Ternium’s ownership stake a market value of approximately USD171.0 million as of that date.

Ternium reviews the economic policies of Brazil and the expectations relating to the BRL against USD exchange rate on an ongoing basis and will continue to evaluate their impact in the drivers used for calculating the value in use of Ternium’s investment in Usiminas. These matters could lead to further reductions in the carrying value of Ternium’s investment in Usiminas, either through currency translation adjustments or impairment charges. Any further write-downs to Ternium’s investment in Usiminas could have a material adverse effect on Ternium’s results of operations or net worth.

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

The operations of the Ternium companies expose them to the effects of changes in foreign currency exchange rates and changes in foreign exchange regulations. A significant portion of Ternium’s sales are carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact the Ternium companies’ results and net worth as reported in their income statements, statements of comprehensive income and statements of financial position in the form of both translation risk and transaction risk. In the ordinary course of business, Ternium’s companies enter from time to time into exchange rate derivatives agreements to manage their exposure to exchange rate changes. Future regulatory or financial restrictions in the countries where Ternium operates may affect its ability to mitigate its exposure to exchange rate fluctuations, and thus cause an adverse impact on Ternium’s results of operations, financial condition or cash flows. For information concerning the effect of the changes in exchange rates on Ternium’s business and results, see Item 5. “Operating and Financial Review and Prospects—Overview.”

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

Unexpected natural and operational catastrophes may impact the environment or cause exposure to hazardous substances, which could adversely impact our operations and profitability and result in material liabilities to us.

We operate extractive, processing and logistical operations, including tailing dams, in many geographic locations. Our operations involve the use, handling, storage, discharge and disposal into the environment of hazardous substances and the use of natural resources. The iron ore mining industry is generally subject to significant risks and hazards, including environmental pollution, such as spilling of polluting substances or other hazardous materials; operational incidents, such as open-cut pit wall failures or rock falls in mining operations; and transportation incidents involving mobile equipment or machinery, slurry pipes or cable transportation. The industry may also be subject to unexpected natural catastrophes.

This could result in environmental damage, damage to or destruction of properties and facilities, personal injury or death, and delays in production. We may be subject to claims under federal and local laws and regulations for toxic torts, natural resource damages and other damages as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Such claims for damages and reclamation may arise out of current or former conditions at sites that we own, lease or operate currently; inactive sites that we currently own; leased land sites and third-party waste disposal sites. We may be named as a responsible party at other sites in the future. We also could be subject to litigation for alleged bodily injuries arising from claimed exposure to hazardous substances allegedly used, released or disposed of by us.

Environmental impacts as a result of our operations could result in costs and liabilities that could materially and adversely affect our margins, cash flow and profitability. Third-party claims arising from these events may exceed the limit of liability of the insurance policies we have in place.

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

Furthermore, in order to explore or exploit mines it is necessary to obtain the right of use and occupancy of the land where the mines are situated. Even though government regulations frequently establish provisions intended to facilitate the establishment of such rights, in some cases it may be difficult to reach and maintain agreements with the landowners or such agreements may be excessively onerous. If we are unable to establish use and occupancy rights on acceptable terms, our mining activities may be compromised. For example, during 2014, Consorcio Peña Colorada’s shareholders approved the investments required to increase the processing capacity of its crushing, grinding and concentration facilities, aimed at increasing the facility’s processing capacity. If Consorcio Peña Colorada is unable to obtain the relevant environmental permits, this expansion project could be compromised. For further information on the Consorcio Peña Colorada project see Item 4. “Information on the Company—B. Business Overview—Mining Production Facilities—Consorcio Peña Colorada.”

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

Estimates of mine life may require revisions based on actual production figures, changes in reserve estimates and other factors. For example, fluctuations in the market prices of minerals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties or other factors could affect our mine life projections. To the extent that market price fluctuations or changes in our operating and capital costs increase our costs to explore, locate, extract and process iron ore, we may be required to lower our reserve estimates if certain ore reserves become uneconomical to mine in the future.

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

Communities living or owning land near areas where we operate may take actions to oppose and interfere with our mining activities. Although we make significant efforts to maintain good relationships with such communities, actions taken by them (or by interest groups within those communities) may hamper our ability to conduct our mining activities as planned, request the government to revoke or cancel our concessions or environmental or other permits, prevent us from fulfilling agreements reached with the government in connection with our mining activities, or significantly increase the cost of exploring and/or exploiting the mines, thereby adversely affecting our business and results of operations. For example, in Aquila, Mexico, in 2011, 2012 and 2013, members of certain native communities blocked roads demanding higher compensation for the use of land for mining activities (and these actions prevented Ternium from transporting iron ore from the mines to the pelletizing facilities for periods of time that on some occasions ultimately resulted in a technical stoppage of the mining activities in Aquila). More recently, in July 2015, a group of people demanding additional benefits for the native community entered and occupied certain facilities of Consorcio Peña Colorada located in Colima and Jalisco, Mexico, blocked the principal accesses and impeded the entrance and exit of the employees for more than 8 hours. In 2013, local communities initiated legal actions aimed at the cancellation of certain permits granted to Las Encinas and to Consorcio Peña Colorada. Although those legal actions did not succeed, Mexican legislation affords judges the power to preemptively suspend environmental or other permits or concessions, or to take certain other measures, in order to protect the ejidos (land jointly owned by native communities) until a legal action is resolved. An adverse legal decision suspending or cancelling our permits or the illegal occupation of our facilities could adversely impact our mining activities and results of operations.

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

As of March 31, 2016, San Faustin beneficially owned 62.02% of our outstanding voting shares and Tenaris, which is also controlled by San Faustin, held 11.46% of our outstanding voting shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or “RP STAK”, controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, our controlling shareholder may cause our board of directors to approve an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “—Risks Relating to our ADSs—Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases” and Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Non-controlling interests in our subsidiaries could delay or impede our ability to complete our strategy.

We do not own one hundred percent of the interests in certain of our subsidiaries.

As of March 31, 2016, 26.03% of Siderar is held by Administración Nacional de la Seguridad Social, or “ANSeS”, Argentina’s governmental social security agency and 13.03% is publicly held. ANSeS became a significant shareholder of Siderar in the last quarter of 2008 as a result of the nationalization of Argentina’s private pension system, which caused assets under administration of Argentina’s private pension funds—including significant interests in publicly traded companies, such as Siderar, held by such funds—to be transferred to ANSeS.

Ternium holds a 51% ownership interest in Tenigal, and NSSMC holds the remaining 49%. We also have a participation in the control group of Usiminas. For further information on the Usiminas investment, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas.”

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

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States. If problems such as deterioration in Mexico’s economic conditions reemerge (for example, as a result of lower revenues due to oil price decline) or there is a future reemergence of social instability, political unrest, reduction in government spending or other adverse social developments, foreign exchange and financial markets may exhibit continued volatility, which, depending on its severity and duration, could adversely affect the business, results of operations, financial condition or liquidity of Ternium. Moreover, adverse economic conditions in Mexico could result in, among other things, higher interest rates accompanied by reduced opportunities for refunding or refinancing, reduced domestic consumption of Ternium’s products, decreased operating results and delays in the completion of ongoing and future capital expenditures.

Regulatory changes in Mexico could adversely impact our results of operations and net results.

Mexico has recently experienced a period of economic reform. In December 2012, new labor regulations became effective. The most relevant aspects of those regulations were a reassessment of the status of third-party workers, changes in rest periods, and an increase in the amounts of fines and penalties applicable for violations of the regulations. In addition, in 2014 a comprehensive tax reform became effective in Mexico. Among other things, the reform maintained the corporate income tax at 30% (eliminating a scheduled reduction to 28%); repealed the tax consolidation regime, limiting Ternium’s ability to perform fiscal consolidation among its Mexican subsidiaries beginning as of January 1, 2014; introduced a 10% withholding tax on dividend distributions; and created a new royalty over mining activities, which in the case of Ternium’s iron ore mining subsidiaries resulted in a 7.5% royalty on mining profits calculated on a special tax basis. These measures resulted in a deferred tax loss of USD22.3 million in Ternium’s 2013 results. Any additional new changes to Mexican regulations could adversely impact our results of operations and net results.

Violence and crime in Mexico could negatively impact Ternium’s business and operations.

In recent years there have been high incidences of violence and crime related to drug trafficking in Mexico, including the Monterrey areas, where our main facilities are located, and Michoacán, where some of our mining facilities are located. Security issues could affect our day-to-day operations and could also result in an economic slowdown, reducing domestic demand for our products and thereby having an adverse effect on our business. A deterioration of the security situation could result in significant obstacles or additional costs to the implementation of our growth plans in Mexico, including delays in the completion of capital expenditures.

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

The Argentine economy is currently facing significant challenges. Inflation is high, as further discussed below, leading to labor unrest. In addition, in the last decade the economy has been affected by supply constraints and capital investment in general has declined significantly due to, among other factors, political, economic and financial uncertainties and government actions, including price and foreign exchange controls, import restrictions, export taxes, an increased level of government intervention in, or limitations to, the conduct of business in the private sector, and other measures affecting investor confidence. For example, in February 2011, the Argentine government imposed controls on the price of steel products sold in Argentina, including products sold by Siderar, and required that sales of steel products be invoiced in Argentine pesos. Although Ternium believes that price controls are illegal under Argentine law and these measures were ultimately revoked, other price controls or similar measures could be imposed in the future. Inflation and declining capital investment may affect growth and, accordingly, cause demand for our local subsidiary’s products in the domestic market to drop.

Furthermore, certain bondholders that did not participate in Argentina’s restructurings of a substantial portion of its sovereign indebtedness following the Argentine default in 2002, which took place in 2005 and 2010, have sued Argentina for full payment. This litigation, which was ultimately settled, has, until recently, limited Argentina’s access to international capital markets. Although Argentina has recently made a USD16.5 billion bond issuance in the international markets, Argentina is expected to continue to have significant financial needs. A lack of financial alternatives could impair Argentina’s ability to sustain the economy’s activity level and foster economic growth.

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

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Beginning in 2004, inflation indicators began showing significant year-over-year increases, signaling a trend characteristic of an inflationary economy. The pace of inflation has increased rapidly and significantly over the last few years. Since 2007, Argentina’s official inflation data published by the Instituto Nacional de Estadística y Censos, or INDEC, Argentina’s national statistics institute, have been subject to changes in calculation; following the implementation of such changes, the official inflation figures were consistently disputed by independent economists. Recently, the INDEC announced it would cease to publish many of its statistics, including inflation measurements, until it redesigns the methodology for their calculation. Based on statistics published by the city of Buenos Aires, as of December 2013, 2014 and 2015, the consumer price index of the city increased by 26.6%, 38.0% and 26.9% year-over-year, respectively.

Sustained high inflation in Argentina could negatively impact our results of operations and financial position, as peso-denominated costs (mainly labor-related costs) at Siderar increase, thereby affecting its cost-competitiveness and adversely affecting its margins. In addition, a high inflation economy could undermine Argentina’s foreign competitiveness in international markets and negatively affect the economy’s activity and employment levels. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Siderar could be affected by inflation in the future.

The Argentine government has increased taxes on Argentine companies and could further increase the fiscal burden in the future, which could adversely affect our results of operations, net results and financial condition.

Since 1992, the Argentine government has not permitted the application of an inflation adjustment on the value of fixed assets for tax purposes. As a result of the substantial devaluation of the Argentine peso against the U.S. dollar and significant inflation over the last decade, the amounts that the Argentine tax authorities permit Siderar to deduct as depreciation for its past investments in plant, property and equipment have been substantially reduced in real terms, thus creating artificial gains for tax purposes which result in effective tax rates that are higher than statutory tax rates. In addition, provincial taxes on Siderar’s sales have increased over the last few years. More recently, in September 2013 the Argentine government enacted a new 10% withholding tax on dividend distributions in Argentina. This measure resulted in a deferred tax loss of USD24.0 million in Ternium’s 2013 results. If the Argentine government continues to increase the tax burden on Siderar’s operations, Ternium’s results of operations, net results and financial condition could be adversely affected.

Argentine exchange controls could prevent Ternium from paying dividends or other amounts from cash generated by Siderar’s operations.

In the past, the Argentine government and the Argentine Central Bank introduced several rules and regulations to reduce volatility in the ARS/USD exchange rate, and implemented formal and informal restrictions on capital inflows into Argentina and capital outflows from Argentina. In addition, Siderar is currently required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into Argentine pesos at the relevant exchange rate applicable on the date of repatriation. In the last quarter of 2011 and until recently, the Argentine government tightened its controls on transactions that would represent capital outflows from Argentina, prohibiting the purchase of foreign currency for saving purposes and limiting formally or informally the ability of Argentine companies to transfer funds (including in connection with the purchase of goods or services, or the payment of interest, dividends or royalties) outside of Argentina. Although most restrictions were lifted in December 2015 following a change in administration, such controls could be restablished, or additional restrictions of the kind described above could be imposed in the future, and could expose Ternium to the risk of losses arising from fluctuations in the exchange rate and adversely affect Ternium’s ability to finance its investments and operations in Argentina or impair Ternium’s ability to convert and transfer outside Argentina funds generated by Siderar, for example, to fund the payment of dividends or to undertake investments and other activities that require offshore payments. For additional information on Argentina’s current exchange controls and restrictions, see Item 10. “Additional Information—D. Exchange Controls.”

Restrictions on the imports of key steelmaking inputs for Siderar’s operations in Argentina could adversely affect Siderar’s production and, as a result, revenues and negatively impact Ternium’s results of operations.

Some of Siderar’s key steelmaking inputs, including iron ore and coking coal, are imported into Argentina. In the past, the Argentine government implemented significant import restrictions that, if reinstated, may affect the availability of key steelmaking inputs for our operations in Argentina. Among other restrictions, all payments on imports of goods and services were required to be approved by the Argentine federal tax authority and other authorities, such as the Secretary of Commerce. Although such restrictions were lifted in December 2015, such import restrictions, if reinstated, could delay imports and adversely affect our business, operations and growth projects in Argentina. In addition, they could affect Siderar’s exports from Argentina, considering that foreign countries could adopt and implement counter-trade measures.

Restrictions or an increase of the costs on the supply of energy to Siderar’s operations in Argentina could curtail Siderar’s production and negatively impact Ternium’s results of operations.

In recent years, there has been an insufficient level of investment in natural gas and electricity supply and transport capacity in Argentina, coupled with a substantial increase in demand for natural gas and electricity. This in turn resulted in shortages of natural gas and electricity to residential and industrial users, including Siderar, during periods of high demand. Such shortages may, in the future, result in significant price increases for gas and electricity. Siderar’s operations experienced constraints in their natural gas supply requirements and interruptions in their electricity supply at peak hours on many occasions. If demand for natural gas and electricity increases and a matching increase in natural gas and electricity supply and transport capacity fails to materialize on a timely basis, Siderar’s production in Argentina (or that of its main customers and suppliers) could be curtailed, and Siderar’s sales and revenues could decline. In addition, the Argentine government has recently reduced the government’s subsidies to the price of the natural gas and electricity, thus increasing Siderar’s energy costs, and could reduce them further in the future. An increase in Siderar’s energy costs may adversely affect Siderar’s results of operations. See “—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, slabs and energy could adversely affect Ternium’s profitability” above.

Colombia

Economic, political and regulatory developments in Colombia could adversely affect Ternium’s business.

Ternium has manufacturing operations and assets located in Colombia and some of its sales are made in Colombia. The majority of Ternium’s revenues from its Colombian operations, therefore, are affected by market conditions in Colombia and by changes in Colombia’s GDP, and per capita disposable income. In addition, Colombia has experienced internal security issues and political tensions with some of its neighboring countries, in particular Venezuela and Ecuador, which have had or could have a negative effect on the Colombian economy. Accordingly, Ternium’s business could be adversely affected by economic, political and regulatory developments in Colombia.

Certain Regulatory Risks and Litigation Risks

International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.

International trade-related legal actions and restrictions pose a constant risk for Ternium’s international operations and sales throughout the world. We purchase steel products, including significant quantities of steel slabs, for our operations in Mexico (which we obtain from various suppliers in Mexico and overseas), and we also purchase steel products for our operations in Colombia (which we obtain from our subsidiaries overseas and from various suppliers in Colombia and overseas). Steel products generally have zero or low import duties. However, specifically given the current excess capacity in the steel industry and resulting pressures on steel prices, the Mexican, Argentine or Colombian governments may apply temporary relief measures in the form of increased import duties. As an example, Mexico imposed temporarily increased import duties on many flat steel products in October 2015 for six months, and extended these increases in April 2016 for another six months.

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

Volatility in the price of our ADSs may be caused by factors within or outside of our control and may be unrelated or disproportionate to Ternium’s operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as announcements of transactions, investments, or changes in strategies or business plans of Ternium or its competitors, could adversely affect the trading price of our ADSs, regardless of the likely outcome of those developments. Broad market and industry factors could adversely affect the market price of our ADSs, regardless of their actual operating performance. As an example of this volatility, the price of our ADSs closed at USD45.18 on June 2, 2008, and fell to a low of USD4.55 on November 20, 2008. In 2009 and 2010, the price of our ADS recovered to a high closing price of USD43.26 on January 5, 2011, but then fell to a 2011 low of USD15.54 on November 29, 2011. The price of our ADSs was in the range of USD11.7 to USD21.7 in 2015. See Item 9. “The Offer and Listing—A. Offer and Listing Details.”

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

Pursuant to the Luxembourg law of August 10, 1915 on commercial companies (“Luxembourg Companies Law”), existing shareholders of the Company are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors is authorized to waive, limit or suppress such preemptive subscription rights until 2020. The Company, however, may issue shares without preemptive rights only if the newly issued shares are issued:

•	for, within, in conjunction with or related to, an initial public offering of the shares of the Company on one or more regulated markets (in one or more instances);

•	for consideration other than cash;

•	upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the preemptive subscription rights of the then-existing shareholders shall apply in connection with any issuance of convertible bonds or other instruments convertible into shares of the Company for cash; or

•	subject to a certain maximum percentage, as compensation to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries or its affiliates, including without limitation the direct issuance of shares or the issuance of shares upon exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares issued or created to provide compensation or incentives to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries or its affiliates.

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

With approximately 16,700 employees and an annual production capacity of 11.0 million tons of finished steel products and 4.0 million tons of iron ore pellets (most of which are used in our steelmaking activities) as of December 31, 2015, Ternium has production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, iron ore mines in Mexico, and a network of service and distribution centers throughout Latin America that provide it with a strong position from which to serve its core markets. In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian steel market. Our proximity to local steel-consuming markets enables us to differentiate from our competitors by offering valuable services to our customer base across Latin America. Our favorable access to iron ore sources and proprietary iron ore mines in Mexico provide reduced logistics costs, and our diversified steel production technology enables us to adapt to fluctuating input-cost conditions.

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

In 2015, 55.6% of Ternium’s net sales of steel products were made to Mexico, 32.8% to the Southern Region (which is comprised of sales to customers in Argentina, Bolivia, Chile, Paraguay and Uruguay), and 11.6% to other markets (including major shipment destinations, such as Colombia, the United States and Central America, as well as other international destinations). In 2015, Ternium’s net sales were USD7.9 billion, operating income was USD639.3 million, and net income attributable to owners of the parent was USD8.1 million.

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

On December 28, 2006, we acquired an additional 4.85% interest in Siderar from CVRD Internacional S.A, thereby increasing our ownership interest in Siderar to 60.93%.

On April 29, 2007, the Company entered into an agreement with Grupo Imsa and Grupo Imsa’s controlling shareholders pursuant to which Grupo Imsa came under our control on July 26, 2007. Under the agreement, the Company, through a wholly-owned subsidiary, made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa, which resulted in the acquisition of 25,133,856 shares, representing 9.3% of the issued and outstanding capital of Grupo Imsa. Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital, were redeemed for cash pursuant to a capital reduction effected at the same price per share. Following this capital reduction, we became the sole shareholder of Grupo Imsa.

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

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l., or “Ternium Investments,” Siderar and its wholly-owned subsidiary Prosid Investments S.A. or “Prosid,” and Confab Industrial S.A., a subsidiary of Tenaris, or “TenarisConfab,” joined the existing control group of Usiminas, a leading steel company in the Brazilian flat steel market, through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively, and formed the so called Ternium/Tenaris (T/T) Group. Ternium Investments, Siderar (and Prosid) and TenarisConfab entered into an amended and restated Usiminas shareholders agreement with NSSMC, Mitsubishi and Metal One (comprising the so-called “Nippon Group”) and Previdência Usiminas or “CEU,” Usiminas’ employee pension fund. The shareholders agreement governs the rights and obligations of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the Usiminas control group.

On October 30, 2014, Ternium Investments acquired 51.4 million additional ordinary shares of Usiminas from Caixa de Previdência dos Funcionários do Banco do Brasil —PREVI. Following this transaction, Ternium, through its subsidiaries Ternium Investments, Siderar and Prosid, owns 166.1 million ordinary shares of Usiminas, representing 32.9% of Usiminas’ ordinary shares (and a 16.8% participation in Usiminas’ results). Of these, 114.7 million ordinary shares are subject to the shareholders agreement that governs the rights and obligations of the members of Usiminas’ control group (representing a 35.6% interest within that group), while the 51.4 million shares acquired in October 2014 as described above are not subject to the shareholders agreement, although during the term of that agreement Ternium is required to vote such shares in accordance with the control group’s decisions. For further information on the Usiminas investment, see note 3 to our consolidated financial statements included elsewhere in this annual report.

On April 18, 2016, Usiminas’ shareholders’ meeting approved an issuance of ordinary shares in an amount of up to BRL1 billion (approximately USD285.7 million). Existing shareholders, including Ternium and NSSMC, have preemptive rights to subscribe the proposed capital increase at any time prior to May 23, 2016. Ternium has not yet decided whether or not it will participate in the capital increase; NSSMC, in turn, has undertaken to subscribe the capital increase in its entirety; however, NSSMC has conditioned its undertaking to the completion of a restructuring of Usiminas’ financial debt. Ternium’s subscription rights, if exercised, entitle it to subscribe up to 33.6 million ordinary shares at a price of BRL5 per share for a total amount of up to BRL168.2 million (approximately USD 48.1 million), and to subscribe (pro rata with other subscribing shareholders) any ordinary shares not subscribed by Usiminas’ current shareholders, also at BRL5 per share. Depending on whether or not it exercises its subscription rights and generally on the outcome of the subscription process, Ternium may end up with a higher, equal or lower participation in Usiminas’ capital and voting rights.

For information on Ternium’s capital expenditures, see “—B. Business Overview—Capital Expenditure Program.”

B.	Business Overview

Our Business Strategy

Our main strategic objective is to enhance shareholder value by strengthening Ternium’s position as a competitive producer of steel products, in a manner consistent with minority shareholders’ rights, while further consolidating Ternium’s position as a leading steel producer in Latin America and a strong competitor in the Americas. The main elements of this strategy are:

•	Focus on higher-margin value-added products. We intend to continue to shift Ternium’s sales mix towards higher margin value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time delivery and inventory management;

•	Pursue strategic growth opportunities. We have a history of strategically growing our businesses through acquisitions and joint ventures. In addition to pursuing organic growth, we intend to identify and actively pursue growth-enhancing strategic opportunities to consolidate Ternium’s presence in its main markets and expand it to the rest of Latin America, increase its upstream integration, expand its offerings of value-added products, increase its steel production, and increase its distribution capabilities. For a description of some of the risks associated with Ternium’s growth strategy, see Item 3. “Key Information—D. Risk Factors—Risks Relating to our Business—Future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions;”

•	Implement Ternium’s best practices. We believe that the implementation of Ternium’s managerial, commercial and production best practices in acquired and new businesses should generate benefits and savings;

•	Maximize the benefits arising from Ternium’s broad distribution network. We intend to maximize the benefits arising from Ternium’s broad network of distribution, sales and marketing services to reach customers in major steel markets with a comprehensive range of value-added products and services and to continue to expand its customer base and improve its product mix; and

•	Enhance Ternium’s position as a competitive steel producer. We are focused on improving utilization levels of our plants, increasing efficiency and further reducing production costs from levels that we already consider to be among the most competitive in the steel industry through, among other measures, capital investments and further integration of our facilities.

Our Products

The Ternium companies produce mainly finished and semi-finished steel products and iron ore, which are sold either directly to steel manufacturers, steel processors or end-users, after different value-adding processes.

In the steel segment, steel products include slabs, billets and round bars (steel in its basic, semi-finished state), hot-rolled coils and sheets, bars and stirrups, wire rods, cold-rolled coils and sheets, tin plate, hot dipped galvanized and electrogalvanized sheets and pre-painted sheets, steel pipes and tubular products, beams, roll-formed products, and other products. Galvanized and pre-painted sheets can be further processed into a variety of corrugated sheets, trapezoidal sheets and other tailor-made products to serve Ternium’s customer requirements.

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

Roll-formed and tubular products: These products include tubes for general use, structural tubes, tubes for mechanical applications, conduction tubes, conduction electrical tubes, oil tubes and pre-engineered metal building systems. Tubular products, uncoated or galvanized, have applications in several sectors including home accessories, furniture, scaffolding, automotive, bicycles, hospital equipment, posts for wire mesh garden and poultry tools, handrails, guard-rails, agricultural machinery, industrial equipment, conduction of water, air, gas, oil, high-pressure liquids and special fluids and internal building electrical installations. Beams, including C and Z section steel profiles (purlings) and tubular section beams, are obtained by roll-forming of steel strips and have applications in window frames, stilts, mainstays, crossbeams, building structures, supports, guides and crossbars for installing windows, doors, frames and boards. Other products include insulated panels, roofing and cladding, roof tiles and steel decks. Obtained from the mechanical transformation of flat steel, uncoated, galvanized or pre-painted, these products are used mainly in the construction industry in warehouses, commercial and industrial refrigeration installations, grain storage, poultry and porcine confinement facilities, roofing and side walls for buildings, and terraces and mezzanine floorings. Pre-engineered metal building systems are steel construction systems designed for use in low-rise non-residential buildings, and are constructed from the mechanical transformation of flat steel such as frames, secondary steel members, roofs and walls panels, as well as finishing and accessories.

Other products: Other products include mainly pig iron, a semi-finished product obtained in the blast furnace that is mostly used as metallic charge in the steel shop for the production of crude steel, and also marketed to other steel producers and to manufacturers of iron-based cast products.

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

Production Facilities and Processes

Ternium has steel production facilities, service centers, distribution centers, or “DCs,” and mining operations in Mexico, steel production facilities and service centers in the Southern Region, and steel production facilities, service centers and DCs in other markets, specifically Colombia, the United States and Central America.

Ternium’s aggregate production capacity of finished steel products as of December 31, 2015, calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process, was approximately 11.0 million tons, of which 7.2 million tons correspond to facilities located in Mexico, 2.9 million tons correspond to facilities located in the Southern Region and 0.9 million tons correspond to facilities located in other markets. Ternium’s aggregate production capacity of iron ore pellets as of December 31, 2015, was 4.0 million tons. Such iron ore products are mainly sold inter-company for the production of steel products by our steel segment.

Steel production facilities, service centers and distribution centers

The assets described in this section are owned by Ternium’s operating subsidiaries. The following table provides an overview, by type of asset, of Ternium’s production capacity as of December 31, 2015:

Production asset	Quantity	Capacity (thousand tons per year)[1]
		Mexico	Argentina	Other	Total
Coke Plant	4		1,100		1,100
Sinter Plant	1		1,480		1,480
Direct Reduced Iron Plant	3	2,710			2,710
Blast Furnace	2		3,220		3,220
Electric Arc Furnace	5	4,010		190	4,200
Basic Oxygen Furnace	3		3,500		3,500
Vacuum Degassing	2	840	1,200		2,040
Thin Slab Continuous Caster	1	2,330			2,330
Slab Continuous Caster	2		5,630		5,630
Billet Continuous Caster	3	1,600		190	1,790
Hot-rolling Mill (flat products)	4	5,990	2,850		8,840
Skin-Pass Mill	4	2,630	990		3,620
Hot-rolling Mill (long products)	4	1,110		200	1,310
Pickling Line	9	5,150	1,910		7,060
Cold-Rolling Mill (Tandem or Reversing)	10	3,620	1,840		5,460
Electrolytic Cleaning	5	1,940	230		2,170
Annealing Line	5	1,590	1,330		2,920
Temper Mill	7	2,040	2,020		4,060
Tension-Leveling / Inspection Line	9	1,130	1,150		2,280
Electro-Tinplating line	1		160		160
Hot Dip Galvanizing Line	13	1,830	600	380	2,810
Electro-Galvanizing Line	1		110		110
Color-Coating Line	8	620	120	190	930
Slitter	32	1,940	500	310	2,750
Cut to length	36	570	1,000	190	1,760
Roll forming Line	34	510	540	220	1,270
Panel Line	4	80			80
Profile Line	17	170	80	110	360
Tube Line	20	520	190	60	770
Wire drawing Lines	13			100	100
Wire Mesh Lines	2			40	40
Rebar Processing Lines[2]	41			180	180

[1]	In this annual report annual production capacity is calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

[2]	Includes shears, straighteners, stirrup benders and shaping centers.

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

During 2015, Ternium continued advancing on its investment plan in this unit. Launched in 2013, the plan encompasses improvements in industrial safety and environmental sustainability, as well as maintenance and facilities’ overhaul. During 2015, the direct reduction units improved their process control standards and achieved higher processing yields following the completion of the technological upgrade of their iron ore feeding systems and the commissioning of a new briquetting facility for the recycling of metallic fines. Other environmental-improvement projects advanced during 2015 included a new hydrochloric acid regeneration plant, which stores and process acid used by the pickling lines of the cold-rolling mills, and the installation of a secondary de-dusting system in the steel shop, which enhances emission control. Ternium also made progress on several improvements in the processing and handling of steel slag in the steel shop. Other ongoing complementary investments include the replacement of pickling tanks, improvements in the treatment of sludge and upgrading of raw material storage yards, and safety improvements for vehicular traffic. For more information on Ternium’s environmental and safety projects see “—B. Business Overview—Capital Expenditure Program.”

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

San Nicolás unit: Located in the Province of Buenos Aires, Argentina, the San Nicolás unit produces hot-rolled, cold-rolled and tinplate coils for the construction, industrial and packaging sectors and for further processing in other Siderar units. The San Nicolás unit includes an integrated facility based on blast furnace and basic oxygen furnace technologies, supplemented with a sinter plant, coking batteries, a by-product plant and a power plant. It uses metallurgical coal and iron ore lumps, pellets and fines as main raw materials. The facility sources all of its coal and iron ore needs from the international markets, shipped to its own port on the banks of the Paraná river. It sources its natural gas from the Argentine grid, produces most of its electricity needs in its own power plant and sources its net requirements of electricity from the Argentine grid. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview— Raw Materials, Slabs, Energy and Other Inputs.”

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

The following table set forth key items of information regarding Ternium’s principal production locations and production units:

Type of Plant
Unit	Country	Integrated	Downstream	Service Center	Distribution Center	Location
Shreveport	USA		X			Shreveport, Louisiana
Manizales Acasa	Colombia	X				Manizales, Caldas
Barranquilla	Colombia			X		Malambo, Atlántico
Bogotá	Colombia			X		Bogotá, Cundinamarca
Cali Perfilamos	Colombia			X		Puerto Tejada, Cauca
Cali Ferrasa	Colombia			X		Cali, Valle del Cauca
Itagüí	Colombia			X		Itaguí, Antioquía
Manizales Ferrasa	Colombia			X		Manizales, Caldas
Montería	Colombia			X		Montería, Córdoba
DC Bucaramanga	Colombia				X	Bucaramanga, Santander
DC Medellín	Colombia				X	Medellín, Antioquía
Villa Nueva	Guatemala		X	X		Villa Nueva, Guatemala
DC Norte	Guatemala				X	Guatemala, Guatemala
DC Occidente	Guatemala				X	Mazatenango, Suchitepéquez
San Salvador	El Salvador			X		San Salvador, San Salvador
Managua	Nicaragua			X		Managua, Managua
San José	Costa Rica			X		San José, Costa Rica

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

Bogotá, Cali Ferrasa, Manizales Ferrasa and Montería: The Bogotá unit in Cundinamarca, Colombia, the Cali Ferrasa unit in Valle del Cauca, Colombia, the Montería unit in Córdoba, Colombia and the Manizales Ferrasa unit in Caldas, Colombia, are steel service centers that produce customized rebar-based products for the construction industry. These plants process rebar received from Ferrasa’s Manizales unit and rebar purchased in the international markets.

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

San José unit: Located in San José, Costa Rica, is a steel service center that produces roll-formed products and profiles for the construction industry. This plant processes hot-rolled, cold-rolled and coated coils received from Ternium Mexico’s units in Nuevo León and from the Villa Nueva unit.

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

In addition, Las Encinas owns four other mines: Las Palomas, which is expected to start operations during 2016; and El Chilillo, El Encino and Cerro Nahuatl, which are substantially exhausted.

The following table provides an overview, by type of facility, of Ternium’s production capacity as of December 31, 2015:

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

The Las Encinas facilities include two crushing plants (located close to each of the Aquila and El Encino mines), and a concentration and pelletizing plant located in Alzada, Colima, approximately 160 kilometers from Aquila. Its major processing facilities (crushing, concentration and pelletizing facilities) include two primary crushers and a dry cobbing plant in Aquila, and horizontal and vertical ball mills and several stages of magnetic separation in Alzada. The iron ore pre-concentrate is transported from Aquila to a transfer station at Tecoman, Colima, by truck and from Tecoman to Alzada by rail and truck for processing in the concentration plant. In addition, El Encino may receive, from time to time, magnetite iron ore purchased by Las Encinas from other local concessionaires. The iron ore pellets produced in Alzada are transported by rail to Ternium Mexico’s integrated facilities in Monterrey and Puebla. The Aquila and El Encino operations and the Alzada facilities receive electrical power from the Comisión Federal de Electricidad, or “CFE,” the Mexican state-owned electric utility.

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

Aquila is a mine composed predominantly of magnetite with a hematite roof and sulphides and silicates gangue. The form of mineralization is massive and disseminated (mineralized hornfels, endoeskarn), with mineralized gaps. The mine site is hosted along a large failure line and between the contact of an intrusive diorite and limestone, and the shape of the deposit is slightly amorphous, crossed by a countless number of dams and mainly controlled by geological structures.

Mines not yet active

During 2015, Las Encinas obtained the environmental permits required to conduct mining activities at the Las Palomas iron ore deposit in Jalisco. The mine, with iron ore reserves of approximately 15 million tons on a run-of-mine basis, is expected to start operations during 2016.

Mines under exploration

Las Encinas holds mining rights over other areas scattered throughout Michoacán, Jalisco and Colima, Mexico. In recent years, Las Encinas conducted exploration activities mainly in Michoacán and Jalisco and identified certain additional iron ore resources in Sierra del Alo, Jalisco. However, exploration activities decreased significantly as a result of the current price and the expected medium-term price of iron ore. In the future, Las Encinas may continue pursuing the development of small to mid-sized mining operations similar to Las Palomas, as a way to diversify its sources of iron ore and to make effective use of its mining rights in the region.

Exhausted mines

The El Chilillo open pit mine was operated until 2015. The El Chilillo core reserves were exhausted and the mine’s operations have been suspended. Ternium is currently evaluating the steps required to proceed with its permanent closure, but no date for such closure has been scheduled.

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

The Cerro Nahuatl open pit mine located in Colima, Mexico, operated until 2008. The Cerro Nahuatl core reserves were exhausted and the mine’s operation has been suspended. Ternium is currently evaluating the steps required to proceed with its permanent closure.

Consorcio Peña Colorada

Consorcio Peña Colorada produces iron ore pellets and magnetite concentrate in Mexico, and Consorcio Peña Colorada is a company owned 50% by Ternium and 50% by ArcelorMittal. Consorcio Peña Colorada operates the Peña Colorada open pit mine as well as a concentrating facility and a two-line pelletizing facility. Consorcio Peña Colorada owns part of the property where its mine and processing facilities stand, and leases 1,202 hectares adjacent to the mine that are used to deposit material removed as part of the regular short-term and long-term life of mine plan.

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

Ternium is required to buy from Consorcio Peña Colorada half of the mine’s annual production. See Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs—Mexico—Iron Ore.” Iron ore concentrate and pellets sold to Ternium are shipped by rail from the mine to Ternium’s facilities in Mexico or exported.

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

Iron ore reserves

The table below details Ternium’s estimated proven and probable iron ore reserves as of December 31, 2015. The classification of the iron ore reserve estimates as proven or probable is based on drill hole spacing and reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit. Reserves are reported as Run of Mine (ROM). Tonnage is reported on a wet metric ton basis.

Iron ore reserves (1) as of	December 31, 2015						December 31, 2014
	Proven		Probable		Total		Total
	Million tons	% Fe	Million tons	% Fe	Million tons	% Fe	Million tons	% Fe
Las Encinas (2)	24	40	-	-	24	40	23	41
Peña Colorada (3)	104	22	122	22	226	22	241	23

(1)	In Peña Colorada, proven iron ore reserve estimates are based on drill hole spacing ranging from 25m x 25m to 100m x 100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x 50m to 300m x 300m. In Las Encinas, drill hole spacing may be more distanced.

(2)	Includes exclusively the Aquila, the El Chilillo and the La Paloma mines.

(3)	Reported figures represent the total reserves at the Peña Colorada mine. Ternium has a 50% interest in Consorcio Peña Colorada.

The table below provides additional information on iron ore production and average estimated mine life.

Operations/Projects	% Ownership	In Operation Since	2015 Run of Mine Production (Million tons)	2015 Saleable Production (Million tons) (1)	Estimated Mine Life (Years) (2)
Las Encinas (3)	100	1970	3.1	1.9	8
Consorcio Peña Colorada (4)	50	1974	7.9	3.5	16

(1)	Saleable production is constituted of a mix of direct shipped ore (DSO), concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%.

(2)	Mine life is derived from the life of mine plans and corresponds to the duration of the mine production scheduled from ore reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not necessarily the total reserve tonnage divided by the 2015 production.

(3)	Includes exclusively the Aquila, the El Chilillo and the La Paloma mines.

(4)	Reported figures represent the total production of Consorcio Peña Colorada, in which Ternium has a 50% interest. Production does not include certain volumes of fines located in the mine, which were extracted years ago. These volumes of fines were used during 2015 mixed with raw mineral originated from the mine.

Changes in iron ore reserve estimates (2015 versus 2014)

Las Encinas’s iron ore reserve estimates as of December 31, 2015 were 24 million tons on a run-of-mine basis (with a 40% average iron grade), increasing by 1 million tons compared to those recorded as of the end of 2014. This increase in tonnage was due mainly to the addition of the Las Palomas reserves, partially offset by the depletion of reserves during the year.

Peña Colorada’s iron ore reserve estimates as of December 31, 2015, were 226 million tons on a run-of-mine basis (with a 22% average iron grade), decreasing by 15 million tons compared to those recorded as of the end of 2014. This decrease in tonnage was due mainly to the depletion and downward adjustment of reserves during the year due to the revision of our models and the mining plan.

The estimates of proven and probable ore reserves at our mines and the estimates of the mine life included in this annual report have been prepared by Ternium’s experienced engineers and geologists. Ternium has not commissioned an independent verification of the methods and procedures used to determine reserves, nor has it commissioned independent audits on iron ore reserve estimates.

The reserve calculations were prepared in compliance with the requirements of SEC Industry Guide 7, under which:

•	Reserves are the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

•	Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches or working or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

•	Probable reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash forward-looking basis. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Ore reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see Item 3.D. “—Risk Factors—Risks Relating to our Mining Activities—Our reserve estimates may differ materially from mineral quantities that we may be able to actually recover, or our estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine in the future or cause us to revise our reserve estimates.”

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

Property, Plants and Equipment

The table below details Ternium’s mining segment property, plants and equipment value as of December 31, 2015.

In millions of U.S. dollars	Property, Plants and Equipment (PPE)
Las Encinas	126.6
Consorcio Peña Colorada	134.7

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

Under the blast furnace method, which is used in Argentina, iron ore pellets, lumps, sinter (a mixture of iron ore fines and limestone produced in our sinter plant) and coke (a solid residue obtained from the distillation of coal produced in our coking batteries) are mixed in the blast furnaces in a process that melts and reduces the iron ore, obtaining pig iron. The molten pig iron is then mixed with steel scrap and other products in a basic oxygen furnace through a process that removes impurities from the pig iron by injecting pure oxygen at high pressure into the molten metal, burning off carbon and other elements. The molten steel is then cast using the continuous casting method, into slabs.

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

Sales

Net Sales

Ternium is organized into two reportable segments: Steel and Mining. The Steel segment includes the sales of steel products and the Mining segment includes the sales of iron ore products, which are primarily inter-company. The Steel segment comprises three operating segments: Mexico, the Southern Region and Other Markets. For further information on our reportable operating segments, see note 5 to our consolidated financial statements included elsewhere in this annual report. Ternium primarily sells its steel products in Latin America and the United States, where it can leverage its strategically located manufacturing facilities to provide specialized products, delivery services to its customers and reduced freight costs. In addition, it sells small quantities of iron ore to third parties, as it consumes internally most of the iron ore it produces.

Our total consolidated net sales of steel and mining products amounted to USD7.9 billion in 2015, USD8.7 billion in 2014 and USD8.5 billion in 2013. For further information on our net sales of steel and mining products, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations.”

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

The following table shows Ternium’s net sales by reportable operating segment, Steel and Mining, for the years indicated:

In millions of U.S. dollars	For the year ended December 31,
	2015	2014	2013
Mexico	4,354.8	4,863.9	4,230.1
Southern Region	2,567.2	2,641.5	2,944.7
Other Markets	905.4	1,159.3	1,251.2
Total steel products net sales	7,827.4	8,664.8	8,426.0
Other products (1)	47.7	35.8	33.9
Total steel segment net sales	7,875.2	8,700.5	8,459.9

Total mining segment net sales	203.1	313.2	386.5

Intersegment eliminations	(200.8)	(287.6)	(316.4)

Total Net Sales	7,877.4	8,726.1	8,530.0

(1)	The item “Other products” primarily includes pig iron.

The following table shows, where applicable, Ternium’s shipment volumes by reportable operating segment, Steel and Mining, for the years indicated:

In thousands of tons	For the year ended December 31,
	2015	2014	2013
Mexico	5,933.4	5,632.2	4,984.9
Southern Region	2,552.2	2,510.9	2,633.1
Other Markets	1,114.6	1,238.5	1,370.3
Total steel products sales volumes	9,600.3	9,381.5	8,988.4

Total mining segment sales volumes	3,635.6	3,857.3	4,243.0

Steel

Mexico.

Sales to customers in Mexico accounted for 55.6% of Ternium’s net sales of steel products during 2015, 56.1% during 2014 and 50.2% during 2013. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2015 compared to Fiscal Year Ended December 31, 2014—Net Sales” and “—Fiscal Year Ended December 31, 2014 compared to Fiscal Year Ended December 31, 2013—Net Sales.”

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

Southern Region.

Sales to customers in the Southern Region, which encompasses sales in Argentina, Bolivia, Chile, Paraguay and Uruguay, accounted for 32.8% of Ternium’s net sales of steel products during 2015, 30.5% during 2014 and 34.9% during 2013. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2015 compared to Fiscal Year Ended December 31, 2014—Net Sales” and “—Fiscal Year Ended December 31, 2014 compared to Fiscal Year Ended December 31, 2013—Net Sales.”

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

Ternium’s principal customers in the region are located near Siderar’s production facilities in Argentina. Ternium’s net sales in Argentina represent approximately 31.5% of Ternium’s total net sales. We also sell a small portion of our production to customers in Bolivia, Chile, Paraguay and Uruguay.

Other Markets.

Sales to customers in other markets, which include mainly shipments to Colombia, the United States and Central America, accounted for 11.6% of Ternium’s consolidated net sales of steel products during 2015, 13.4% during 2014 and 14.9% during 2013. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations-Fiscal Year Ended December 31, 2015 compared to Fiscal Year Ended December 31, 2014—Net Sales” and “—Fiscal Year Ended December 31, 2014 compared to Fiscal Year Ended December 31, 2013—Net Sales.”

Customers in Colombia are served directly through Ferrasa’s facilities and through Ternium Internacional’s Bogotá commercial office. Our main markets in Colombia are the construction industry and the energy-related sectors. Ternium offers a variety of customized products through its various service centers in the country.

Customers in the United States are served directly through the Shreveport plant and through Ternium Internacional’s Houston commercial office. The Gulf Coast and a large portion of the West Coast, in particular, are regions for which our Mexican facilities have distribution advantages. Our main markets in the United States are the construction industry and the energy-related sectors.

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

Marketing

Steel

Our marketing strategy in our steel segment is to expand higher-margin value-added products and services in Ternium’s sales mix. Over time, we expect to increase Ternium’s offerings of value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time deliveries and inventory management. In order to do so, Ternium may increase processing capacity and will continue to work with its customers to anticipate their needs and develop customized products for particular applications and maintain a strategic presence in several steel markets through its network of commercial offices. A principal component of Ternium’s marketing strategy is establishing lasting and close relationships with customers. This allows Ternium to provide assistance to its customers in their use of steel products and to obtain downstream information that can be applied to future product development.

Ternium adapts its marketing strategy according to the different regions it serves. Its sales force specializes in different regional requirements, ranging from product specifications to transport logistics.

In order to strengthen Ternium’s positioning in regional markets and offer services to customers, Ternium manages its exports from countries where it has manufacturing facilities through Ternium Internacional’s network of commercial offices. Ternium Internacional operates through strategically located subsidiaries, providing customers with services and support. Ternium Internacional has extensive experience promoting steel products. Its marketing expertise helps Ternium to expand its position in current markets and to develop new ones.

Mexico.

Several local and foreign steel producers direct part of their sales efforts to the Mexican market. Ternium’s steel customers in Mexico are in the construction industry, the automotive industry, the energy sector and the home appliances sector, among other industries. In Mexico, we offer customized services through our network of service and distribution centers.

Through our service centers, located in northern and central Mexico, Ternium can cut and roll-form its products to specific client requirements. Customized products include metallic roofing, sheets and strips used in the automotive industry and cut-to-length products used in the home appliance and construction industries. Ternium has several distribution centers and commercial offices in the country, which provide services such as logistics, stock management and customer assistance, as well as analysis of businesses opportunities in their respective markets.

Ternium Mexico has a department focused on the development of small and medium-sized companies in Mexico under a program created by the Techint group for the development of its local customers and suppliers (“Propymes”). The objective of the program is to improve their competitiveness, to increase their exports and to allow them to substitute imports with local products. Approximately 360 companies are part of this program in Mexico, which provides support for industrial, training, and institutional requirements of the participating companies.

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

Ternium has commercial offices in Argentina and Uruguay. These offices provide services such as market development, analysis of businesses opportunities, and customer support in their respective countries. Propymes was implemented in Argentina in 2002, with the objective of promoting the local industry. Approximately 780 companies are part of this program, which provides support for industrial, training, commercial, financial and institutional requirements of the participating companies.

Other Markets.

Ternium’s steel customers in Other Markets are mainly in the construction and energy-related industries in Colombia, the United States and Central America. Several steel producers participate in these markets. In Colombia and Central America, we offer customized services through our network of service and distribution centers.

Through Ternium’s facilities and service centers located in Colombia, Costa Rica, El Salvador, Guatemala, Nicaragua and the southern United States, Ternium can cut, paint or roll-form its products to specific client requirements mainly in the construction industry.

Ternium has commercial offices in Colombia, Houston, Costa Rica, El Salvador, Guatemala, Nicaragua and Panama. These offices provide services that enable Ternium to offer differentiated services in their respective countries.

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

Competition

Steel

The steel industry operates predominantly on a regional basis, with large industry participants selling the bulk of their steel production in their home countries or regions, where they have natural advantages and are able to more effectively market value-added products and provide additional customized services. Despite the limitations associated with transportation costs, as well as the restrictive effects of protective tariffs and other trade restrictions, international trade of steel has increased in the last decade with production shifting towards low-cost production regions. In addition, since 2002, several large steel manufacturers have merged with each other or acquired steel companies in other parts of the world. This wave of consolidation has resulted in a number of large, global producers with significant operations in several regions and/or continents, contributing to the increasing globalization of the steel industry. Considered as a whole, however, the steel industry still remains considerably fragmented, compared with market conditions characterizing certain of our suppliers and customers, e.g., iron ore suppliers and the automotive industry.

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

There has been a trend in the last decade toward steel industry consolidation among Ternium’s competitors. Below is a summary of the most significant transactions:

•	June 2006: Mittal Steel and Arcelor merge to create ArcelorMittal, the world’s largest steel company.

•	March 2007: Votorantim acquires Colombia’s Aceria Paz del Rio.

•	April 2007: Tata Steel completes the acquisition of Corus.

•	July 2007: Gerdau acquires Chaparral Steel.

•	August 2007: US Steel acquires Stelco.

•	March 2008 to May 2008: Severstal acquires Sparrows Point, WCI Steel and Esmark (subsequently, during 2011, it divests Sparrows Point, Warren and Wheeling).

•	October 2012: Nippon Steel and Sumitomo merge to form NSSMC, the world’s second largest steel company.

•	February 2014: ArcelorMittal and NSSMC acquire ThyssenKrupp Steel USA, a steel processor based in Alabama, through a 50/50 joint venture.

•	September 2014: AK Steel Corporation and Steel Dynamics Incorporated acquired OAO Severstal’s U.S. Dearborn and Columbus operations, respectively.

Despite this trend, the global steel market remains highly fragmented. In 2014, the most recent year for which statistics are available, the five largest steel producers, ArcelorMittal, NSSMC, Hebei Group, Baosteel Group and Wuhan Steel Group, accounted for 17% of total worldwide steel production, compared to 15% for the five largest steel producers in 2000.

Steel prices in general have exhibited significant volatility in the last decade. From 2000 to 2002, the industry, especially in North America, experienced fluctuating capacity utilization, low demand growth levels and other adverse conditions, which led to depressed steel prices, adversely impacting many steel producers’ profitability. Since 2003 steel prices strengthened worldwide, due to higher economic growth in most regions, particularly China and other developing countries, as well as higher raw material prices (for iron ore, ferroalloys and energy). During the first quarter of 2008, steel prices went up significantly due to higher demand for steel products and higher input costs resulting from constraints in the availability of raw materials. However, this trend reversed beginning in the second half of 2008 due to a global economic downturn, with prices and costs declining steeply. Since 2009, a number of events have contributed to continuously volatile steel price cycles, such as spikes and depressions in raw material prices, new steelmaking capacity additions (at a pace higher than steel demand growth), the idling and restart of steelmaking capacity, adverse economic conditions in Europe and a slowdown in China’s economic growth. Particularly during 2015, the steel industry continued to be characterized by significant overcapacity, mainly in China. This, together with a deceleration of China’s economic growth rate, led to an unprecedented level of low-priced Chinese steel exports, in many cases under unfair trade conditions, that exerted significant downward pressure on global steel prices.

Mexico.

Ternium competes in the Mexican steel market with domestic and international steel producers. According to Canacero, the Mexican chamber of the iron and steel industry, imports of hot-rolled, cold-rolled and galvanized steel products into Mexico accounted for approximately 39%, 39% and 38% of the Mexican market for those products in 2015, 2014 and 2013, respectively, as steel consumption in Mexico is higher than the installed steel capacity in the country.

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

In the small-diameter welded pipe market, Ternium’s main competitors are Tubería Laguna, Maquilacero and imports. Orders in this market are usually small and cover a wide range of product specifications.

Southern Region.

Ternium’s most significant market in the Southern Region is Argentina. Siderar is the main producer of flat rolled steel products in Argentina. Its main competition in the Argentine flat steel market are imports, particularly from Brazil. The main Brazilian producers of flat steel value-added products are Usiminas, Companhia Siderúrgica Nacional and ArcelorMittal. Ternium maintains a leading position in the flat steel market of Paraguay and is present in the flat steel markets of Bolivia, Chile and Uruguay, where the location of Ternium’s facilities in neighboring Argentina provides a logistical advantage to supply these markets vis-à-vis its foreign competitors.

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

Ternium maintains a significant position in the coated flat steel market of Central America, supported by logistical advantages provided by nearby facilities located in Costa Rica, El Salvador, Guatemala, Nicaragua and Mexico. Despite these advantages, Ternium has been facing strong competition in Central America from importers in an oversupplied steel market.

In addition, Ternium keeps an active presence in other regions in the Americas, including Ecuador and Peru, where it has also been facing strong competition from other importers.

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

Capital Expenditure Program

The main objectives of Ternium’s current capital expenditure program are to:

•	increase steel production and processing capacity;

•	increase product range;

•	reduce production costs;

•	replace equipment;

•	improve product quality, equipment reliability and productivity;

•	comply with applicable safety and environmental standards; and

•	provide enhanced customer services.

Capital expenditures in Ternium’s facilities during 2015 amounted to USD467 million. The current status of the most significant projects is described below.

Steel

Mexico. During 2015, Ternium’s capital expenditures in the steel segment in the country amounted to USD211 million and were mostly related to the following projects:

•	Environmental and safety projects. During 2015, Ternium made progress on several projects aimed at further improving environmental and safety conditions throughout our main facilities, particularly at the Guerrero unit in Nuevo León, Mexico. Projects completed at the Guerrero unit included a technological upgrade of the iron ore feeding systems of the direct reduction modules, which enabled the improvement of the facilities’ process control conditions, and a new hydrochloric acid regeneration plant that stores and process acid consumed by the pickling lines of the cold-rolling mills. Projects advanced during 2015 included the construction of a briquetting plant to process metallic fines produced in the direct reduction modules; the installation of a secondary de-dusting system in the steel shop to enhance control over emissions; and several improvements in the processing and handling of steel slag in the steel shop. These projects, expected to be concluded during 2016, aim at further improving environmental conditions throughout the unit. Furthermore, the program includes complementary investments such as the replacement of pickling tanks, improvements in the treatment of sludge and raw material storage yards, and safety improvements in vehicular traffic. In addition, at the Puebla unit in Puebla, Mexico, Ternium advanced a project to replace obsolete equipment in the direct reduced iron plant in order to improve safety and operational reliability.

•	Expansion of service center processing capacity. The project involves the installation of sixteen cutting lines, including slitting facilities. The installation of the first slitting line was completed during 2013 in the Churubusco unit and the second slitting line is expected to be completed during 2016. Upon completion of this second line, Ternium’s annual processing capacity of slitted steel products is expected to increase by approximately 200,000 tons.

•	Expansion and enhancement of hot-rolling capacity. During 2014, Ternium started the first stage of a project aimed at upgrading the Churubusco unit’s hot-rolling mill, in order to increase its production capacity and to expand its product range with high-quality steel products for the automotive industry. During 2015, the sheet cooling system was changed and a furnace was repaired. In addition, Ternium started the installation of a new furnace that, together with logistical improvements, will enable an increase in the mills annual processing capacity of 230,000 tons.

Southern Region. During 2015, Ternium’s capital expenditures in Argentina amounted to USD188 million. Ternium carried out a capital expenditure plan to maintain its equipment’s operating performance, continued with some projects and started new ones, the most significant of which involved Siderar’s San Nicolás unit, as follows:

•	Expansion of processing plant for by-products of metallurgical coal. During 2015 Siderar made progress in the revamping and expansion of the facilities. The investment is reducing bottlenecks, through an increased by-products processing capacity, thereby enabling the operation of the coke production batteries at full capacity.

•	Expansion of hot-rolling mill capacity. Siderar made progress in the revamping of its hot rolling mill; upon completion of this project, which includes the replacement of the main motors and the strip cooling system, hot-rolled annual production capacity is expected to increase by approximately 410,000 tons to reach 3.2 million tons.

•	Expansion of service center processing capacity. During 2015, Siderar made progress in the installation of a new profile line in the Canning unit, and made progress in the installation of a new profile line and a slitting line in the Haedo unit, aimed at expanding customized annual production capacity by approximately 230,000 tons, to reach 2.3 million tons.

•	Environmental and safety projects. During 2015, Siderar advanced on several projects aimed at further improving environmental and safety conditions. Investments during the year included a new hydrochloric acid regeneration plant in the Ensenada unit, and new emergency power units and emissions control facilities in the San Nicolás unit.

In addition, Air Liquide Argentina S.A. (ALASA), made progress in the installation of a new oxygen plant located in our San Nicolás unit. This facility, which is owned and will be operated by ALASA, will increase the current supply of gases to fulfill our steel shop projected requirements. Works are expected to be finished during 2016.

Other Markets. During 2015, Ternium’s capital expenditures in facilities located in countries other than Mexico or Argentina amounted to USD13 million, and mainly included projects related to the replacement of equipment, product quality and equipment reliability improvements, and overall processing capacity increases.

Mining

During 2015, Ternium’s capital expenditures in its mining segment in Mexico were USD54 million. Las Encinas’ capital expenditures amounted to USD9 million in the year, mainly related to maintenance activities. Ternium’s share in Consorcio Peña Colorada’s capital expenditures amounted to USD46 million, mainly related to maintenance and upgrade of equipment, as well as exploration activities. During 2014, Consorcio Peña Colorada’s shareholders approved the investments required to increase the processing capacity of its crushing, grinding and concentration facilities to raise iron ore concentrate production levels back to 4.5 million tons per year. The project is expected to be completed in 2016.

2016 Capital Expenditures

Ternium’s capital expenditures for 2016 are expected to range between USD370 and USD470 million. The main capital expenditure projects will relate to the following:

•	Projects aimed at further improving environmental and safety conditions throughout our main facilities, particularly at the Guerrero unit in Nuevo León, Mexico;

•	The expansion of hot-rolling capacity in the Churubusco and San Nicolás units;

•	The expansion of service center capacity in several locations, of slitted, cut-to-length and profile processing facilities; and

•	The project aimed at increasing the processing capacity of Consorcio Peña Colorada iron ore crushing, grinding and concentration facilities.

Raw Materials, Slabs, Energy and Other Inputs

The main inputs for Ternium’s steelmaking facilities in Mexico are slabs, iron ore, steel scrap, electricity and natural gas; the main inputs for Siderar’s integrated steel facilities in Argentina are iron ore and metallurgical coal; and the main inputs for Ternium’s facilities in Colombia are steel products, steel scrap and electricity. Below is a more complete description of the supply conditions for raw materials, slabs, energy and other inputs at Ternium’s facilities in these countries. For a description of some of the risks associated with Ternium’s access to raw materials, slabs, energy and other inputs, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, slabs and energy could adversely affect Ternium’s profitability.”

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

Slabs. Ternium’s Mexican subsidiaries have some non-integrated facilities that consume large quantities of slabs purchased from third-party steel suppliers. Currently, slabs are purchased both in Mexico (primarily from ArcelorMittal) and in the international markets. In addition, Siderar is able to supply slabs to our Mexican facilities, as it has excess steelmaking capacity, and it has done so from time to time. Slab consumption varies significantly from year to year in accordance with market conditions. Our Mexican subsidiaries purchased 3.4 million, 3.3 million and 2.5 million tons of slabs in 2015, 2014 and 2013, respectively. Slab purchase prices are market-based.

Iron ore. As described under “—Production Facilities and Processes—Mining Production Facilities” above, Ternium’s subsidiaries own interests in two mining companies in Mexico: 100% of the equity of Las Encinas and a 50% equity stake in Consorcio Peña Colorada. In 2015, Ternium’s Mexican facilities sourced 100% of their iron ore requirements from these two companies. Under our arrangement with Consorcio Peña Colorada, effective January 1, 2013, we are committed to off-take 50% of the annual production of the Peña Colorada mine. In 2015, almost all the iron ore production available to Ternium went to our own direct reduction plants. All of our iron ore shipments during 2015 were made on a spot basis. On average, we consume approximately 1.0 tons of iron ore to produce one ton of crude steel at our mini-mill facilities in Mexico.

Steel scrap. In 2015, approximately 57% of Ternium’s scrap requirements was obtained in the Mexican market through its own steel scrap collecting and processing operations and approximately 43% was purchased in the United States. Scrap is purchased at market prices. On average, we consume approximately 0.4 tons of scrap to produce one ton of crude steel at our mini-mill facilities in Mexico.

Electricity. Electric arc furnaces consume large quantities of electricity. During 2015, 63% of Ternium Mexico’s total consumption was supplied by the CFE, Mexico’s state-owned electricity company. The remainder was mostly purchased under a supply agreement with Tractebel Energía de Monterrey, S. de R.L. de C.V. and a supply contract with Iberdrola Energía Monterrey, S.A. de C.V. (“Iberdrola”), with electricity purchases under these contracts being made at prices linked to certain energy production input costs and at market prices less certain agreed discounts, respectively. For more information on Ternium’s commitments with Iberdrola and Tractebel, see note 24(ii) (e) and (f) to our consolidated financial statements included elsewhere in this annual report. On average, we consume approximately 0.7MWH of electricity to produce one ton of crude steel at our mini-mill facilities in Mexico.

In addition, Ternium is participating in Techgen S.A. de C.V. (“Techgen”), a joint venture company that is building a power plant in the Pesquería area of the State of Nuevo León, Mexico. The plant is expected to be operational in the fourth quarter of 2016. Ternium agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium will contract 78% of Techgen’s power capacity of approximately 900 megawatts. As a result, Ternium will secure the supply of electricity to its facilities in Mexico and is expected to improve its cost competitiveness. For more information on the Techgen investment, see Item 4. “Organizational Structure—Other investments—Techgen.”

Natural gas. Natural gas is mainly used as a reducing agent for the production of DRI and for the reheating of slabs and billets before the hot-rolling process. In Mexico, Ternium purchases natural gas from Pemex, the Mexican state-owned oil and gas company that is Mexico’s sole producer of natural gas, and from three distributors: Gas Industrial de Monterrey S.A. de C.V., or GIMSA, Compañía Mexicana de Gas S.A. de C.V., or CMG, and Gas Natural Mexico S.A. de C.V., or GNM. Natural gas prices for Ternium Mexico are determined pursuant to the methodology approved by the Comisión Reguladora de Energía or Energy Regulatory Commission, or CRE. Those prices are related to the market prices of natural gas in south Texas, plus transportation, distribution and service costs depending on the location of the delivery points in Mexico. Effective March 1, 2016, based upon a new methodology approved by CRE, average natural gas prices for Ternium Mexico were raised by approximately USD0.30 per million btu, mainly reflecting higher transportation charges. In addition, effective April 1, 2013, extraordinary charges were authorized by CRE to account for the incremental transportation costs derived from higher liquefied natural gas imports into Mexico. Such extraordinary charges, originally expected to remain in place for a maximum period of three years, may remain in place for two more years, but could be eliminated in a shorter period of time if CRE declares that the current bottlenecks in Mexico’s natural gas grid transportation capacity are resolved. The extraordinary charge set for February 2016 was USD0.1774 per million btu. On average, we consume approximately 8.6 million btu of natural gas to produce one ton of crude steel at our mini-mill facilities in Mexico.

For additional information regarding inputs affecting our operations in Mexico, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Mexico” and Item 3. “Key Information—D. Risk Factors—Risks Relating to our Mining Activities”

Argentina

In Argentina, Siderar produces crude steel through the use of blast furnace technology. The principal raw materials used to produce steel are iron ore and coal. The manufacturing process also requires significant quantities of electricity and natural gas.

Iron ore. Iron ore is purchased under long-term agreements from suppliers in neighboring Brazil. Prices under these contracts are determined in accordance with market conditions. Our main suppliers of iron ore, in the form of lumps, pellets and sinter feed fines, are Vale and Vetria. Our geographic location provides favorable access to high quality iron ore lump and fines produced in Brazil’s iron ore mines in the Pantanal Region (Mato Grosso do Sul state), resulting in a cost advantage for Siderar. In addition, Siderar’s steelmaking facility in Argentina receives iron ore pellets and fines from ports located on Brazil’s ocean coast. We consume approximately 1.3 tons of iron ore to produce one ton of crude steel in Argentina.

Coking coal and related materials. Siderar obtains its coke through the distillation of coking coal and petroleum coke in its coke ovens. Siderar requires different types of coal to produce coke. Coking coal is purchased under short-term contracts and on the spot market from several major international suppliers based mainly in Australia and the United States. Prices under contracts are determined in accordance with market conditions. Petroleum coke is sourced domestically from oil companies such as Axion Energy Argentina and YPF. The volume purchased from each supplier mainly depends on the technical quality requirements of the blast furnace operations. We consume approximately 0.5 tons of a mixture of coking coal and petroleum coke to produce one ton of crude steel in Argentina.

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

Natural gas. Siderar also consumes substantial volumes of natural gas, particularly to operate its blast furnace and power generation facilities in San Nicolás. Siderar purchases natural gas at market prices mainly from Pan American Energy, Pluspetrol, Pampa Energía, Tecpetrol, a company controlled by San Faustin, and natural gas traders, including MetroEnergía, Albanesi, Energy Traders, Gas Patagonia, Alternativas Energéticas, Natural Energy, Gas Meridional, Cinergia and Energy Consulting Services S.A., a company in which San Faustin holds significant but non-controlling interest. In recent years, natural gas demand in Argentina increased significantly, outpacing supply and thus, as is the case with electricity, the provision of natural gas to industrial users (including Siderar) suffered restrictions during periods of high demand.

For its San Nicolás facility, Siderar has separate transportation and distribution agreements with Transportadora de Gas del Norte S.A., or TGN, and Litoral Gas, companies in which San Faustin holds significant but non-controlling interests. Siderar’s firm transportation contracts with TGN expire in April 2028, whereas its distribution agreement with Litoral Gas expires in December 2016. For its other facilities Siderar’s transportation and distribution needs are covered by the corresponding regional distributors Camuzzi Gas Pampeana S.A., Gas Natural Ban S.A. and Metrogas S.A. We consume approximately 1.7 million btu of purchased natural gas to produce one ton of crude steel in Argentina.

Other inputs. Siderar has on-site oxygen, nitrogen and argon separation plants in order to extract these gases for use in the steelmaking process. Siderar’s separation plants are being managed by ALASA. Siderar is party to a long-term contract with ALASA for the supply of oxygen, nitrogen and argon. For further information on the contract with ALASA, see note 24 (ii) (d) to our consolidated financial statements included elsewhere in this annual report.

Colombia

In Colombia, Ternium’s manufacturing of finished steel products relies on two sources: (a) the production of steel in its steelmaking facilities, which are based on the electric arc furnace (“EAF”) technology; and (b) the purchase of steel products, both from our overseas subsidiaries and from third parties. The EAF technology melts steel scrap to produce steel billets, which are then rolled into various long products. Ternium’s production process requires extensive use of electricity. Steel products are the largest component of production costs; scrap and electricity costs are also significant.

Steel products. Ternium’s operations in Colombia include non-integrated facilities that process steel supplied by Ternium’s overseas subsidiaries and steel purchased from third-party suppliers procured in the domestic and international markets. We purchased from third parties approximately 360,000 tons of steel products in 2015, 374,000 tons of steel products in 2014 and 288,000 tons of steel products in 2013.

Steel scrap. Scrap is the main raw material for producing steel in our steelmaking facilities in Colombia. Ternium sources 100% of its steel scrap needs from the local scrap market. We consume approximately 1.1 tons of scrap to produce one ton of crude steel in Colombia.

Electricity. Manizales is our main electricity-consuming unit in Colombia, mainly due to its electric arc furnace-based steel production operations. Manizales purchases electricity from ISAGEN S.A. E.S.P., a Colombian power company, under a supply contract expiring in December 2018. The electricity price is based on a fixed rate adjusted by the wholesale price index with certain pre-set premiums or discounts in the event prevailing market prices reach a level above or below certain thresholds. We consume approximately 0.6 MWH of electricity to produce one ton of crude steel in Colombia.

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

Ternium established and implemented a Quality Management System, or “QMS,” and continuously improves its effectiveness in compliance with the requirements of the applicable ISO 9001:2008 and ISO / TS 16949:2009, intended for production of automotive supplies, and other specific requirements. Ternium’s QMS operates with aligned strategies, objectives and criteria throughout Ternium’s subsidiaries. To keep its ISO multisite certification, the QMS is audited annually by Lloyd’s Register Quality Assurance.

Ternium Mexico’s and Siderar’s metallurgical testing laboratories are accredited for the performance of various technical tests in accordance with ISO/IEC 17025:2005 General Requirements for the Competence of Testing and Calibration Laboratories or equivalent standards.

Research and Development; Product Development

Product research and development activities at Ternium are conducted through a central Product Development Department in coordination with local teams that operate in several of our facilities. Applied research efforts are carried out in-house and in conjunction with universities and research centers, as well as through participation in international consortiums. Applied research efforts seek to strengthen fundamental knowledge that enables the development of innovative products. Ternium also develops new products and processes in cooperation with its industrial customers, prioritizing an early involvement scheme.

In 2015, Ternium’s product research and development activities continued to focus mainly on the development of high-end flat steel products, aimed at consolidating our market positioning in the automotive, transportation, home appliance, agricultural and oil & gas sectors.

During 2015, Ternium completed several projects aimed at increasing our product portfolio for our customers in the automotive, metal mechanic, home appliances, oil & gas and electric motors industries. These projects included the development of high-strength steel products for the automotive and metal mechanic industries, a new range of paintings for the home appliance industry and new steel qualities suitable for coiled tubing and high-strength steel products for welded pipes applications for the oil & gas industry.

Ternium developed and certified certain steel products in Mexico and Argentina to supply vehicle manufacturers, for current and new models. The initiative enabled Ternium to increase its share in the high-end steel market by substituting imported supplies. With that same purpose, Ternium developed new products with high nitrogen content to be used in post heat-treatment conditioning, double-phase steels and special steel qualities for hydroforming.

During 2015, Ternium developed new paint systems for home appliances manufacturers in Mexico and Argentina, aimed at yielding aesthetically pleasing results for applications in the high-end appliance market and new paint systems aimed at optimizing the manufacturing process.

With the aim of satisfying the demand derived from the operation of non-conventional natural gas fields, Ternium developed new steel qualities and expanded the size range of its product portfolio related to natural gas distribution projects.

In addition, to meet Ternium Mexico’s slab supply requirements, in 2015 we completed the development of new steel slab qualities to be produced at Siderar’s new continuous casting facilities.

Siderar bolstered during 2015 its technology service program, which aims at strengthening the competitiveness of its metal-mechanic industry customers vis-à-vis imported products. These programs, carried out in combination with Propymes, the ITBA (Instituto Tecnológico de Buenos Aires) and truck trailer manufacturers, brought support to the development of high-strength steel-manufactured trailers. The new resulting models were lighter and had higher freight capacity than the traditional models, which led to increased fuel consumption efficiency and vehicle amortization. In addition, together with a plate processor and its customer companies, Siderar is developing high-strength steel plates with the aim of enabling the design of ships and diverse capital goods with better performance.

Ternium’s product research and development plans are based on a continuing assessment of steel product performance and the emerging requirements of the industry, carried out in close collaboration with leading steel customers and institutions. Based on customer needs, we improve, adapt and create new applications and define future technology requirements at our facilities.

During 2015, we continued developing high-strength steel together with the Colorado School of Mines and the University of Pittsburgh, for applications in the pipe manufacturing and automotive industries. Moreover, Ternium continued with research projects on steel coatings performance together with the International Zinc Association and Canadian McMaster University. Developments included new coating technologies for several applications in the automotive industry and the optimization of processes through improvements in the galvanizing bath. Furthermore, Ternium continued developing several projects together with the Mexican Centro de Investigación en Materiales Avanzados (Advanced Materials Research Center) seeking the development of new coatings, Mexican Centro de Investigaciones y Estudios Avanzados (Advanced Research and Investigation Center) seeking improved hot-stamped steel coatings performance and electric steel efficiency performance, and with the Instituto Argentino de Siderurgia (Argentine Steel Institute) for high-strength steel casting and hot-rolling processing development for use in the automotive, transportation, agricultural and oil & gas industries.

Ternium has also supported universities’ research initiatives focused on the development of fundamental knowledge, which aims at acquiring the required know-how for the improvement of products and the development of new ones. During 2015, thirty students pursuing master and doctorate degrees in metallurgy participated in the development of different theses which they presented in symposiums organized by the Company. Joint projects included basic research on steel and steel coatings mechanical and chemical performance together with the Mexican Universidad Autónoma de Nuevo León (Nuevo León Autonomous University), and basic research on phase transformation of advanced steels together with the Mexican Universidad Autónoma de San Luis Potosí (San Luis Potosí Autonomous University).

During 2016, Ternium will continue focusing on the optimization of its current product range and expanding its usage base mainly focusing on the industrial market and intensifying its early-involvement strategy.

During the fourth quarter 2015, we completed the installation of a state-of-the-art run-out table in the hot-strip mill of the Churubusco unit. With this new cooling technology, Ternium will begin the development of new high-strength advanced steel products for the automotive industry in order to expand its hot-rolled steel product range for automotive, transportation and oil & gas industries applications.

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

The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. In addition, new laws and regulations could emerge as a result of ongoing negotiations for new commitments on GHG emissions related to the second phase of the Kyoto Protocol, which expires in 2020. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

Ternium has not been subject to any material penalty for any environmental violations in 2015, and we are not aware of any current material legal or administrative proceedings pending against Ternium with respect to environmental matters which could have an adverse material impact on Ternium’s financial condition or results of operations.

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

For information regarding amendments to the Mining Law and regulations in Mexico, see Item 3. “Key Information—D. Risk Factors—Risks Relating to our Mining Activities—Required governmental concessions could be subject to changes or termination, and permits and rights of use and occupancy could be difficult to obtain or maintain, all of which could adversely affect our mining activities and operating costs.”

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

Mexico.

Imports of steel products to Mexico:

The Mexican government has imposed certain antidumping measures on imports of steel products that are similar to the ones produced by Ternium Mexico. The following antidumping measures are currently in effect:

•	Hot-rolled products: On March 28, 2000, the Mexican government imposed antidumping duties on the Russian Federation and Ukraine of 30.31% and 46.66%, respectively, on hot-rolled products. The measure was extended three times for 5 years each, on March 17, 2006; on September 8, 2011 (modifying the duties to 21% and 25% for Russia and Ukraine respectively) and on January 28, 2016. On July 19, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed hot-rolled products from Russia. On March 21, 2014, Mexico’s Secretariat of Economy published the final resolution on the investigation, by which boron-alloyed hot-rolled products from Russia are now subject to a 21% antidumping duty. Furthermore, on December 22, 2015, the Mexican government published the final antidumping resolution imposing definitive and specific antidumping duties on China (USD335.60 per ton, USD354.92 per ton), Germany (USD137 per ton, USD166.01 per ton) and France (USD67.54 per ton, USD75.59 per ton), on hot-rolled products.

•	Plate in coils: Since June 1996, an antidumping duty of 29.3% has been in place on imports from Russia. Following its most recent extension, the measure will remain in place until November 2017. On July 5, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed plate in coil imports from Russia. On February 19, 2014, Mexico’s Secretariat of Economy published the final resolution on the investigation by which boron-alloyed plate in coil imports are now subject to a 29.3% antidumping duty. Such resolution has been appealed and judicial procedures are ongoing in Mexican courts.

•	Cold-rolled products: In June 1999, Mexico imposed antidumping duties on cold-rolled steel sheets from the Russian Federation (15%) and Kazakhstan (22%). Following its most recent extension, the measure will remain in place until July 2020. In addition, on October 1, 2012, the Mexican government initiated a dumping investigation on cold-rolled steel imports from South Korea. On December 26, 2013, Mexico’s Secretariat of Economy published a suspension agreement under which Korean exporters, POSCO and Hyundai, voluntarily undertook to limit their cold-rolled products exports to the Mexican market. Furthermore, on June 19, 2015, Mexico imposed antidumping duties on cold-rolled steel products from China of between 65.99% and 103.41%, with rates depending on the Chinese exporting company. On December 2015 Mexico initiated a circumvention inquiry against cold-rolled steel products with boron added from China, a final determination is expected in 2016.

•	Coated flat products: On December 17, 2015, the Mexican government initiated an antidumping investigation on coated flat products from China and Taiwan. A preliminary determination is expected by mid-2016.

•	Reinforcing bars: Since 1995, imports of reinforcing bars from Brazil are subject to an antidumping duty of 57.69%. In June 2006, the second sunset review resolution determined the continuation of antidumping duties. On August 9, 2010, a third sunset review was initiated, and on January 12, 2012, the Mexican authority determined the continuation of the antidumping duty for an additional five-year period. Currently, there is an ongoing fourth sunset review, which was initiated on July 31, 2015.

•	Wire rod: Since September 2000, imports of wire rod from Ukraine are subject to an antidumping duty. The initial antidumping margin was 30.52%. In June 2006, the first sunset review resolution determined the continuation of the antidumping duty for five more years. On September 7, 2010, a second sunset review was initiated, and on March 7, 2012, the Mexican government increased the antidumping duty to 41% until September 2015. The Mexican government initiated the third sunset review on September 4, 2015. In addition, on September 2, 2015, the Mexican government initiated an antidumping investigation on wire rod from China. A preliminary determination was published on December 22, 2015, by which the Mexican government imposed a preliminary and specific antidumping duty of USD0.49 per kilogram.

On February 9, 2010, the Mexican Government issued a decree reducing the import tariffs on several steel product groups. The tariff for finished products was set at 0% starting in 2012. The tariff for semi-finished products was set at 0% starting in 2012 and the tariff for welded pipe products was set in a range from 0% to 5% starting in 2012. Three companies (including Ternium) and an industry-related labor union sought an injunction against these government decisions in early 2012 when the tariffs went to 0%. The legal action taken by the companies was rejected by the courts, but the legal action taken by the labor union had a positive preliminary outcome. As a result, the government reestablished on August 1, 2012, a 3% tariff on some semi-finished, flat, long and pipe and tube steel products. At the beginning of May 2015, the tariffs were again removed. However, on October 8, 2015, the Mexican Government issued a decree imposing a temporary 15% import tariff on several steel product groups for a period of six months. Steel product groups included slabs, hot-rolled, cold-rolled and wire rod. In April 2016, the measure was extended for another 6 months.

Exports of steel products from Mexico:

U.S. authorities have imposed a number of measures on steel import products from Mexico, thereby restricting Ternium’s exports to that country. Below is a description of measures currently in effect:

•	Carbon and alloy steel wire rod: Mexican wire rod exports are subject to an antidumping duty of 20.11% pursuant to an antidumping duty order on carbon and certain alloy steel wire rod. On May 30, 2014, as a result of the most recent sunset review, such duty was extended for five more years, until June 2019.

•	Pipe and tube: During 2007, U.S. authorities initiated an antidumping investigation of light-walled rectangular pipe and tube, or LWRPT, from, among other countries, Mexico. On June 13, 2008, the authorities made a final determination of sales at less than fair value in the investigation of LWRPT from Mexico and, consequently, imposed antidumping duties. On February 18, 2011, the authorities published the final results of the first administrative review by which Mexican LWRPT exports were subject to an antidumping duty of 6.13% until May 23, 2014, when U.S. authorities made a final affirmative sunset review of 2.40% for Maquilacero S.A. de C.V. and 3.76% for certain other companies subject to the review, including Ternium Mexico. On August 10, 2015, U.S. authorities initiated an antidumping investigation of heavy walled rectangular welded carbon steel pipes and tubes from Korea, Mexico, and Turkey. On February 23, 2016, the Department of Commerce announced its affirmative preliminary determinations in the antidumping duty investigations of imports of heavy walled rectangular welded carbon steel pipes and tubes from Korea (2.53%-3.81%); Mexico (Maquilacero: 3.99%; Productos y Laminados de Monterrey: 16.31%, Ternium Mexico: 13.65%, and others), and Turkey (0%-14.48%).

•	Welded pipes: Since 1992, pursuant to an antidumping duty order on circular welded non-alloy steel pipe or standard pipe from various countries, including Mexico, standard pipes manufactured by Hylsamex and Grupo Imsa were subject to antidumping duties. In 2007, such measures were extended for five more years. In August 2009, U.S. authorities published the final results of a changed circumstances review, concluding that Ternium Mexico is the successor-in-interest to Hylsamex for purposes of determining antidumping duty liability. In accordance with the latest administrative review, the applicable duty for Ternium Mexico is 48.33%. In 2012, the antidumping order was renewed as a result of the latest sunset review.

•	Reinforced bars: On November 6, 2014, U.S. authorities made a final determination on reinforced bar imports from Mexico, imposing antidumping duties between 20.58% and 66.70%. The antidumping duty applicable to Ternium’s products is 20.58%.

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

In November 2003, Mexico and Argentina signed an Economic Complementation Agreement, or ACE 6, whereby reciprocal tariff preferences were granted. In 2006, Mexico and Argentina modified the ACE 6 Agreement, reducing to zero import duties on imports of certain steel products from the other country. Zero import duties included exports from Mexico to Argentina and from Argentina to Mexico for up to 90,000 tons per year of slabs, 60,000 tons per year of cold-rolled coils and 30,000 tons per year of corrosion-resistant coils, including hot dip galvanized and pre-painted sheets.

The Mexican government is also a party to trade agreements with Colombia, the European Free Trade Association—an intergovernmental organization set up by Liechtenstein, Norway, Iceland and Switzerland—Japan, Chile, Bolivia, Nicaragua, Costa Rica and Uruguay, among others. In addition, in 2012, Mexico joined the Trans-Pacific Partnership (“TPP”) negotiations, an initiative that includes Australia, Brunei Darussalam, Canada, Chile, United States, Malaysia, New Zealand, Peru, Singapore, Japan, and Vietnam. On February 4, 2016, trade ministers from twelve countries signed the Pacific trade agreement in Auckland, New Zealand. Each country will have to submit the agreement to an internal legal process in order to be approved. In the case of Mexico, such agreement will be submitted for approval to the Republic’s Senate.

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

In November 2003, Argentina and Mexico signed the ACE 6. See “—Regulations—Trade Regulations— Mexico.”

Colombia.

Imports of steel products to Colombia:

The Colombian government has imposed certain antidumping measures on imports of steel products. The following antidumping measures are currently in effect:

•	Low-carbon wire rods: On October 8, 2013, Colombia imposed provisional safeguard duties of 21.29% on imports of low-carbon wire rods from countries belonging to the World Trade Organization (WTO), with the exception of Cuba, Ecuador, the United States and Venezuela. On April 30, 2014, Colombia imposed final safeguard duties of 21.29% on imports of low-carbon wire rod from WTO members with the exception of Argentina, Chile, Ecuador, Costa Rica, the United States and Canada, to remain in force for a period of one year that ended on March 31, 2015. On October 2015, Colombia imposed provisional antidumping duties on imports of low-carbon wire rod from China, consisting of a duty calculated based on a price of USD541.06 per ton less the actual FOB import price for such product, in force until the end of March 2016. Definitive measures are expected to be announced shortly.

•	Galvanized flat steel products: On March 5, 2014, Colombia imposed final antidumping measures on imports of galvanized flat steel products from China, to remain in force for a period of three years, consisting of a duty calculated based on a price of USD824.57 per ton less the actual FOB import price for such product. In addition, in July 2015 Colombia imposed safeguard duties of 21% on imports of galvanized flat steel products from countries with whom Colombia does not have a free trade agreement in place, to remain in force for a period of one year.

Trade agreements:

Colombia has signed free trade agreements with several countries or trade blocs aimed at liberalizing trade between them.

CAN is a trading bloc, currently including Bolivia, Colombia, Ecuador and Peru, established during 1993 and approved during 1994 for the purpose of promoting trade relations among its members and between CAN and the rest of the world. The treaty formalized a customs union among CAN’s member states. Over time, CAN has eliminated or significantly reduced import duties, tariffs and other trade barriers among member states. In particular, zero tariffs have applied to steel products imported from other member states since January 1, 2000. The current tariff applicable to steel products imported from outside CAN is between 5% and 10% and, if such products are not produced in Colombia, the tariff was reduced to 0% until August 15, 2017. CAN and Mercosur have signed a free trade agreement. See “—Regulations—Trade Regulations—Argentina.”

During June 1994, Colombia and Mexico signed a free trade agreement. See “—Regulations—Trade Regulations—Colombia.”

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

In addition, Colombia has also signed free trade agreements with Chile, Canada and the European Union, in effect since May 2009, August 2011 and August 2013, respectively, and has signed free trade agreements with Costa Rica, Israel, Panama and South Korea, which are not yet effective. Colombia is currently negotiating free trade agreements with Japan and Turkey.

United States.

U.S. authorities have imposed a number of measures on steel import products. Below is a description of measures currently in effect:

Imports of steel products to the United States:

•	Hot-rolled products: During February 2014, the U.S. government imposed antidumping and countervailing duties on certain hot-rolled carbon steel flat products from China, India, Taiwan, Thailand, Russia, Indonesia and Ukraine. Current antidumping duties range between 12.34% and 90.83% for China, 36.53% and 44.40% for India, 20.28% and 29.14% for Taiwan, 4.41% and 20.30% for Thailand and 73.59% and 184.56% for Russia, with rates depending on the exporting company; antidumping and countervailing duties are set at 47.86% for Indonesia and 90.33% for Ukraine. Current countervailing duties range between 540.78% and 563.50% for India and are set at 10.21% for Indonesia and 2.38% for Thailand. These measures are set to remain in force until March 2018. In addition, on September 24, 2015, the U.S. government initiated antidumping and countervailing investigations on hot-rolled products from Australia, Brazil, Japan, Korea, Netherlands, Turkey and the United Kingdom. On January 11, 2016, the Department of Commerce announced its affirmative preliminary determinations in the countervailing duty (CVD) investigation of imports of certain hot-rolled steel flat products from Brazil (7.42%), and its negative preliminary determinations in the CVD investigations of imports of certain hot-rolled steel flat products from the Republic of Korea and the Republic of Turkey. A final determination on the countervailing investigation is expected by July 2016. On March 15, 2016, the U.S. government imposed preliminary antidumping duties of 23.25% for Australia, between 33.91% and 34.28% for Brazil, between 6.79% and 11.29% for Japan, between 3.97% and 7.33% for Korea, 5.07% for Netherlands, between 5.24% and 7.07% for Turkey and 49.05% for the United Kingdom. Final determinations are scheduled to be announced on or about August 3, 2016. A final determination on the antidumping investigation is expected by September 2016.

•	Cold-rolled products: On December 15, 2015, the U.S. government imposed preliminary countervailing duties on cold-rolled products from Brazil (7.42%), China (227.29%), India (4.45%), Korea (negative) and the Russian Federation (with a “de minimis” exclusion of two companies and 6.33%). In addition, on March 1, 2016, the U.S. government imposed preliminary antidumping duties on cold-rolled products from Brazil (38.93%), China (265.79%), India (6.78%), Japan (71.35%), Korea (from 2.17% to 6.85%) and the Russian Federation (from 12.62% to 16.89%) and the United Kingdom (from 5.79% to 31.39%), with rates depending on the exporting company.

•	Corrosion-resistant flat products: On November 2, 2015, the U.S. government imposed preliminary countervailing duties on corrosion-resistant flat products from China (from 26.26% to 235.66%), India (from 2.85% to 7.71%), Italy (from 13.06% to 38.41%, with a “de minimis” exclusion of one company) and Korea (1.37%, with a “de minimis” exclusion of two companies), with rates depending on the exporting company. In addition, on December 21, 2015, the U.S. government imposed preliminary antidumping duties on corrosion-resistant flat products from China (255.8%), India (from 6.64% to 6.92%), Italy (3.11% with a “de minimis” exclusion of one company) and Korea (from 2.99% to 3.51%), with rates depending on the exporting company.

•	Wire rod: On January 8, 2015, the U.S. government imposed antidumping duties (from 106.19% to 110.25%) and countervailing duties (from 178.46% to 193.31%) on wire rod from China, with rates depending on the exporting company.

•	Reinforced bars: On November 6, 2014, U.S. authorities made a final determination on reinforced bar imports from Mexico, imposing antidumping duties between 20.58% and 66.70%. The antidumping duty applicable to Ternium’s products is 20.58%. See “—Trade Regulations— Mexico.”

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

Disclosure Pursuant to Section 13(r) of the Exchange Act

The Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA, created a new subsection (r) in Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires a reporting issuer to provide disclosure if the issuer or any of its affiliates engaged in certain enumerated activities relating to Iran, including activities involving the Government of Iran. Ternium is providing the following disclosure pursuant to Section 13(r).

Tenaris

Tenaris is indirectly controlled by San Faustin and, accordingly, is deemed an “affiliate” of Ternium, as that term is defined in Exchange Act Rule 12b-2. In response to our inquiry, Tenaris provided the disclosure included below.

•	In January 2010, Tenaris Global Services S.A., or TGS, a Tenaris subsidiary, entered into an agreement with the National Iranian Drilling Company, or NIDC, a company controlled by the Government of Iran, for a total value of EUR9.4 million (approximately USD10.1 million). TGS made all deliveries and collected most of its account receivables under the NIDC agreement prior to 2012. In 2012, TGS collected an amount of EUR750 thousand (approximately USD810 thousand) for products delivered to NIDC in prior years. As of December 31, 2015, an outstanding balance of EUR172 thousand (approximately USD187 thousand) is still due to TGS. During 2015, five NIDC experts visited one of our facilities, consistent with a pre-existing contractual obligation. As of December 31, 2015, TGS has not yet fully performed its obligation to allow six remaining NIDC experts to visit Tenaris’ mills at TGS’s cost. Tenaris expects to complete these pending obligations and collect outstanding payments during 2016.

•	TGS is also a party to an April 2011 agreement with Global Procurement General Trading FZE, or Global FZE, a company incorporated in United Arab Emirates, for the provision of OCTG for an amount of AED16.5 million (approximately USD4.5 million). TGS has been informed by Global FZE that the end users of the products delivered under this agreement are Oil Industries Engineering and Construction Group and Pars Oil and Gas Company, which are controlled by the Government of Iran. In 2012, TGS delivered products under the Global FZE agreement for a total value of AED16.3 million (approximately USD4.4 million), and collected a total amount of AED15.4 million (approximately USD4.2 million). All sales of goods and services to Iran under the agreement with Global FZE have ceased. As of December 31, 2015, a balance of AED862 thousand (approximately USD200 thousand) was owed to Tenaris, and Tenaris is currently working to collect the balance within 2016.

•	During 2015, Tenaris’s employees attended an exhibition of the oil & gas industry in Iran named Iran Oil Show, for which no fee was paid to the National Iranian Oil Company.

Tenaris did not record any profit in 2015 in connection with the agreements described above.

Except as otherwise stated above, there are no pending obligations of Tenaris or its subsidiaries under the agreements described above. While the Tenaris subsidiaries identified above intend to perform their pending obligations under such pre-existing agreements, Tenaris and its subsidiaries ceased prior to the end of 2012 all sales and deliveries of goods and services to Iran. Tenaris’s policy in 2015, based on the sanctions against Iran, was not to engage in future sales or deliveries. In January 2016, many of the international sanctions restrictions were lifted or suspended, thus enabling certain oil- and gas-related business with Iran under specified circumstances. Tenaris may consider opportunities in Iran and engage in transactions to the extent any such transactions are not prohibited under applicable remaining sanctions restrictions.

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

Tenova

Tenova S.p.A., or Tenova, an Italian supplier of equipment for the mining and the steel-making industry, is indirectly controlled by San Faustin and, accordingly, is deemed an “affiliate” of Ternium, as that term is defined in Exchange Act Rule 12b-2. In response to our inquiry, Tenova informed us that:

•	During 2015, Tenova or its subsidiaries supplied equipment and performed engineering services for the steel-making and raw material industries to companies believed by Tenova to be subsidiaries of development agencies of the Government of Iran.

•	None of the activities performed is connected to the activities described in Sections 5(a) or (b) of the Iran Sanctions Act of 1996, Section 105A(b)(2) of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or was performed in favor of persons whose property and interests in property are blocked pursuant to Executive Order 13224 (terrorists and terrorist supporters) or 13382 (weapons of mass destruction proliferators and supporters).

•	All of these sales and activities, when required by applicable E.U. regulations, were authorized by the Comitato di Sicurezza Finanziaria – CSF, an Italian governmental committee established pursuant to Italian Decree n. 369 of October 12, 2001 (as amended by Italian Law n. 431 of December 14, 2001) under the supervision of the Italian Ministry of Economy.

•	Tenova’s Iran-related contracts, which were signed before 2015, are still currently being performed; any future contract between Tenova or its subsidiaries and customers controlled by the Government of Iran will continue to be made in compliance with all laws applicable to Tenova or its relevant subsidiaries.

Tenova informed us that its total sales revenue for 2015 with regard to the foregoing transactions amounted to USD25 million, which represents 2.2% of its total sales revenue for 2015.

Tenova also estimated that its net profits from such transactions, after internal cost allocation and taxes, were in the range of USD3.8 million.

C.	Organizational Structure

Below is a simplified diagram of Ternium’s corporate structure as of March 31, 2016

Subsidiaries

Ternium operates entirely through subsidiaries. For a complete list of its subsidiaries and a description of its investments in other companies, see note 2 to our consolidated financial statements included elsewhere in this annual report.

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

Siderar. Siderar is the main integrated manufacturer of flat steel products in Argentina with total annual finished steel production capacity of approximately 2.9 million tons. The shareholders of Siderar as of March 31, 2016 are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Siderar Shareholders	Number	Percent
Ternium	2,752,808,188	60.94%
ANSeS	1,175,806,541	26.03%
Public	588,479,294	13.03%
Total shares issued and outstanding	4,517,094,023	100.00%

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

Ternium USA. Ternium USA operates Ternium’s steel processing activities in the United States and produces galvanized and color-coated sheets in its Shreveport unit in Louisiana, United States. Ternium USA has total annual finished steel production capacity of 200,000 tons.

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

Other Investments

Usiminas. Usiminas is the largest flat steel producer in Brazil, with total annual crude steel production capacity of 9.5 million tons. Usiminas produces steel products mainly for the automobile, line pipe, civil construction, and electrical equipment manufacturing industries. Usiminas has iron ore mines in the Serra Azul region and industrial facilities in Ipatinga, Minas Gerais and in Cubatão, São Paulo, strategically located near the main consumers of steel in Brazil. In 2015, Usiminas shipped 4.9 million tons of steel products and 3.8 million tons of iron ore, and had net sales of BRL10.2 billion. Usiminas is a publicly traded company listed on the São Paulo stock exchange, BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros.

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments, together with Siderar (and Siderar’s wholly-owned Uruguayan subsidiary Prosid), and TenarisConfab, joined Usiminas’ existing control group through the acquisition of a total of 139.7 million ordinary shares of Usiminas, representing 27.7% of Usiminas’ voting capital (22.7% corresponding to Ternium and the other 5% corresponding to TenarisConfab). As a result, Usiminas’ control group, which holds, in the aggregate, 322.7 million ordinary shares representing approximately 63.9% of Usiminas’ voting capital, is now formed as follows: Nippon Group, which holds approximately 46.1% of the total shares held by the control group; T/T Group, which holds approximately 43.3% of the total shares held by the control group (35.6% corresponding to Ternium and the other 7.7% corresponding to TenarisConfab); and CEU, which holds the remaining 10.6% of the total shares held by the control group. As described below, after the completion of a share acquisition in October 2014, Ternium now owns shares of Usiminas in addition to those described in the preceding sentence.

The rights and obligations of the members of Usiminas’ control group are governed by a shareholders’ agreement. Under such agreement, so long as the Nippon Group and the T/T Group each hold at least 25% of the total shares held by the control group, the Nippon Group and the T/T Group shall, in the aggregate, nominate a majority of the members of Usiminas’ board of directors, with each such group nominating an equal number of directors. Usiminas’ shareholders agreement further provides that the Nippon Group and the T/T Group shall nominate, by consensus, the chairman of Usiminas’ board of directors and Usiminas’ chief executive officer. In addition, the Nippon Group and the T/T Group have the right to nominate one member of Usiminas’ executive board (diretoria executiva) each. Any remaining Usiminas executive board seats are filled with candidates nominated by Usiminas’ chief executive officer, which nominations require the approval of both the Nippon Group and the T/T Group. Under the Usiminas’ shareholders agreement, the Nippon Group, the T/T Group and CEU are required to vote, and cause the Usiminas directors nominated by them to vote, as a single, unified block. Any and all decisions to be adopted by the members of the control group at Usiminas’ shareholders’ meetings, or by the directors nominated by them at any Usiminas’ board or directors’ meetings, require the consensus of both the Nippon Group and the T/T Group, with decisions on certain extraordinary matters requiring the unanimous consent of the Nippon Group, the T/T Group and CEU. The rights and obligations of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the T/T Group are governed under a separate shareholders agreement.

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

In 2014, a conflict arose within the Usiminas’ control group with respect to the governance of Usiminas and the rules applicable to the appointment of senior managers and generally Usiminas’ business strategy. As part of that conflict, on September 25, 2014, the board of directors of Usiminas passed a resolution dismissing the company’s chief executive officer and two other executives from their respective positions on the Usiminas board of officers. The board resolution dismissing the officers was passed with a 5 to 5 vote, including the positive vote of the Nippon Group-appointed members and the negative vote of the T/T Group and CEU-appointed members, and the tie was resolved by the chairman of the board through his casting vote. Ternium believes that the votes cast by the Nippon Group-appointed members were computed in violation of the Usiminas shareholders agreement. Following the dismissal of the officers, a temporary CEO was elected with the same votes that decided the dismissal, until a new executive board is agreed between the T/T Group and the Nippon Group. As a result of these circumstances, Ternium took several actions to protect its rights and investment in Usiminas, which include requesting an injunction before the Belo Horizonte courts (ultimately denied on May 5, 2015) and making several complaints to the Brazilian securities regulator. Similarly, Usiminas’ Supervisory Board challenged the chairman’s actions. As of the date of this annual report, the proceedings before the Brazilian securities regulator are ongoing (as is the conflict within the control group). On April 6, 2015, Usiminas’ shareholders’ meeting elected a new board of directors and its chairman; due to disagreements between the Nippon and T/T Groups, the new chairman was elected by the minority shareholders. However, at the annual shareholder’s meeting held on April 28, 2016, Nippon and T/T Groups agreed to appoint a board member indicated by T/T Group as chairman.

For a discussion of other legal proceedings associated with Ternium’s investment in Usiminas, see Item 8. “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Techgen. Techgen is a joint venture company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Techgen is building a natural gas-fired combined-cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The plant is expected to be operational in the fourth quarter of 2016 with an estimated total investment of USD1.1 billion. Ternium and Tenaris agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of approximately 900 megawatts. As a result, Ternium will secure the supply of electricity to its facilities in Mexico at competitive costs. For more information on the Company’s commitments under the Techgen project, see Item 5. “Operating and Financial Review and Prospects—E. Off-Balance Sheet Arrangements” and note 24 (ii) (h), (i) and (j) to our consolidated financial statements included elsewhere in this annual report.

D.	Property, Plants and Equipment

See “—B. Business Overview—Production Facilities and Processes” and “—B. Business Overview—Capital Expenditure Program”.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis.

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

Ternium primarily sells its steel products in the regional markets of the Americas. Ternium provides specialized products and delivery services through its network of manufacturing facilities and service centers. We believe that Ternium is a leading supplier of flat steel products in Mexico and Argentina, a significant supplier of steel products in Colombia and in various other countries in South and Central America, and a competitive player in the international market for steel products. Through its network of commercial offices in several countries in Latin America, the United States and Spain, Ternium maintains an international presence that allows it to reach customers outside its local markets, achieve improved effectiveness in the supply of its products and in the procurement of semi-finished steel, and maintain a fluid commercial relationship with its customers by providing continuous services and assistance.

Ternium’s revenues are affected by general global trends in the steel industry and more specifically by the economic conditions in the countries in which it has manufacturing operations and where its customers are located. Ternium’s revenues are also impacted by events that affect the price and availability of raw materials, slabs, energy and other inputs needed for its operations. Furthermore, due to the highly cyclical nature of the steel industry, recent results may not be indicative of future performance, and historical results may not be comparable to future results. Investors should not rely on the results of a single period, particularly a period of peak prices, as an indication of Ternium’s annual results or future performance. The variables and trends mentioned below could also affect the results of its investments in steel related companies. See Item 4. “Information on the Company—B. Business Overview—Our Business Strategy.”

Ternium’s primary source of revenue is the sale of steel products. Management expects sales of steel products to continue to be Ternium’s primary source of revenue. The global market for such steel products is highly competitive, with the primary competitive factors being price, cost, product quality and customer service. The majority of Ternium’s sales are concentrated in the Americas. Specifically, Ternium’s largest markets are Mexico, Argentina and Colombia, where most of its manufacturing facilities are located.

Ternium’s results are sensitive to economic activity and steel consumption. Ternium’s results of operations, which primarily depend on economic conditions in Mexico and Argentina, are also influenced by economic conditions in international and regional markets such as NAFTA, Mercosur and the Andean Community. Historically, annual steel consumption in the countries where Ternium operates has varied at a rate that is linked to the annual change in each country’s gross domestic product and per capita disposable income. The 2008 – 2009 global economic downturn resulted in an overall decreased demand for Ternium’s products. For example, apparent consumption of finished steel products decreased in 2009 by 15% in Mexico and 33% in Argentina. This economic downturn had a pronounced negative effect on Ternium’s business and results of operations in 2009. Subsequently, apparent steel consumption recovered in these countries in sync with the recovery of economic activity. A protracted global recession or a depression would have a material adverse effect on the steel industry and Ternium.

Ternium’s results are also sensitive to prices in the international steel markets. Steel prices are volatile and are sensitive to supply conditions and to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products. For example, steel prices in the international markets, which had been rising quickly during the first half of 2008, fell sharply beginning in the second half of 2008 as a result of collapsing apparent demand and the resulting excess capacity in the industry. The fall in prices during this period adversely affected the results of steel producers generally, including Ternium, as a result of lower revenues and write-downs of finished steel products and raw material inventories. In this regard, in the second half of 2008 Ternium recorded a valuation allowance in an amount of USD200.0 million and in the first half of 2009 it recorded an additional valuation allowance in an amount of USD127.6 million. Beginning in the second half of 2009, steel prices in the international markets rebounded mainly as a result of the increase in the demand for steel in China and other emerging markets, and the subsidence of the worldwide de-stocking process. Starting in the fourth quarter of 2014 and during most of 2015, steel prices in the international markets fell consistently to new multi-year lows as the steel industry continued to be characterized by significant overcapacity that, together with a deceleration of China’s economic growth rate, led to an unprecedented level of low-priced steel exports. In this context, Ternium’s average realized prices and operating income fell 12% and 40% year-over-year in 2015, respectively. A protracted fall in steel prices would have a material adverse effect on Ternium’s results, as could price volatility.

Trends in the steel industry may also have an impact on Ternium’s results. In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially in downturn cycles, from substantial overcapacity. Currently, as a result of the 2008 – 2009 global downturn, the adverse economic conditions in Europe, a slowdown in China’s economic growth and the increase in steel production capacity in recent years, there is excess capacity in the global steel market that negatively affects the industry’s margins. Furthermore, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and current smaller competitors in the steel market could become larger competitors in the future. Intense competition could impact on Ternium’s share in certain markets and adversely affect its sales and revenue.

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

Ternium’s export revenues could be affected by trade restrictions and its domestic revenues could be affected by unfair competition from imports. During the second half of the 1990s, a period of strong oversupply, several antidumping measures were imposed in several countries in which Ternium operates (including Mexico, Argentina and the United States) to prevent foreign steel producers from dumping certain steel products in local markets. The recovery in global economic conditions during the 2003 – 2008 period helped normalize international steel trade conditions and, eventually, several countries reduced or eliminated protective measures established in prior years including Argentina, Ternium’s second-largest steel market. However, in the face of a protracted period of oversupply since 2009, some countries have been reestablishing antidumping duties and/or other safeguards to protect their domestic markets, including Mexico, Ternium’s largest steel market, adding to measures that remained in place from before. Ternium’s ability to profitably access the export markets may be adversely affected by trade restrictions, including antidumping duties and countervailing measures, in those markets. In addition, Ternium’s ability to sell some steel products in its principal markets could be affected by unfair competition from imports of those steel products from certain countries, if applicable trade regulations were not in force.

Changes in prevailing exchange rates could impact results from subsidiaries with net short or long positions in currencies other than their functional currencies. The functional currency of our Mexican and Colombian subsidiaries is the U.S. dollar, and the functional currency of our Argentine subsidiary Siderar is the Argentine peso. Ternium subsidiaries record foreign exchange results on their net non-functional currency positions when the functional currencies appreciate or depreciate with respect to other currencies. For example, Ternium’s net foreign exchange result was a loss of USD5.2 million in 2015, a gain of USD26.7 million in 2014 and a gain of USD0.3 million in 2013. The 2015 net foreign exchange loss was primarily associated with the negative impact of the Argentine Peso’s 34% depreciation against the U.S. dollar on Ternium’s Argentine subsidiary Siderar’s net short U.S. dollar position, partially offset by the effect of the Mexican Peso’s 14% depreciation against the U.S. dollar on a net short local currency position in Ternium Mexican subsidiaries. In addition, Ternium’s Mexican and Colombian subsidiaries record deferred tax results when the U.S. dollar (their functional currency) appreciates or depreciates in relation to the Mexican peso or the Colombian peso, respectively, as such fluctuations change, in U.S. dollar terms, the tax base used to calculate deferred tax at such subsidiaries. Fluctuations in the value of such functional currencies against other currencies have had, and may also have in the future, an impact on Ternium’s results.

Changes in prevailing exchange rates have had an impact on Ternium’s comprehensive results in the past and could impact comprehensive results from subsidiaries and investments with a functional currency other than the U.S. dollar in the future. In accordance with IFRS, Ternium records currency translation adjustments in its consolidated statements of comprehensive income. These adjustments do not affect results but, instead, have an impact on net worth. Fluctuations in the Brazilian real (as our participation in Usiminas is denominated in Brazilian reais) and the Argentine peso (as it is the functional currency of Siderar) against the U.S. dollar have had, and may also have in the future, an impact on Ternium’s comprehensive results. Ternium’s currency translation adjustments resulted in losses of USD640.5 million in 2015, USD390.6 million in 2014 and USD503.3 million in 2013. These adjustments were mainly related to the effect of the devaluation of the Brazilian real on the value of Ternium’s investment in Usiminas as measured in U.S. dollars, amounting to USD229.2 million in 2015, USD118.9 million in 2014 and USD200.2 million in 2013, and the effect of the devaluation of the Argentine peso on the value of Siderar’s net assets as measured in U.S. dollars.

Critical accounting estimates. This discussion of our operating and financial review and prospects is based on our consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with IFRS. The use of IFRS has an impact on our critical accounting policies and estimates.

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

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

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

Deferred tax assets and liabilities are re-estimated if tax rates change. These amounts are charged or credited to the consolidated income statement or to the item “Other comprehensive income for the year” in the consolidated statement of comprehensive income, depending on the account to which the original amount was charged or credited.

Loss contingencies. Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD8.1 million and USD9.1 million as of December 31, 2015 and 2014, respectively.

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

As of December 31, 2015 and 2014, the Company recorded no allowance for net realizable value and USD32.4 million and USD48.0 million, respectively, as allowance for obsolescence.

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

Considering that some of the impairment indicators were identified as of December 31, 2015, the Company tested all its cash generating units (CGUs) for impairment, resulting in no impairment charges to be recognized. Except as described below with respect to the impairments of our investment in Usiminas on December 31, 2012, September 30, 2014, and December 31, 2015, none of the Company’s cash generating units (CGUs) were tested for impairment in 2014 or 2013 (other than on goodwill as described below), as no impairment indicators were identified. Based on the information currently available to us, as of the date of this annual report, the Company is not aware of any factors that would lead to the recognition of future impairment charges. Any such impairment charges could have a material adverse effect on Ternium’s results of operations, financial condition and net worth.

In connection with its investment in Usiminas, the Company performed an impairment test over such investment as of December 31, 2012, and subsequently wrote down the investment by USD275.3 million, to USD1.6 billion as of year-end 2012. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand had been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in Ternium’s forecast of long-term iron ore prices that affected cash flow expectations. Following discussions with the Staff of the U.S. Securities and Exchange Commission, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014, and recorded an impairment of USD739.8 million as of September 30, 2014, resulting in a carrying value for the Usiminas investment of BRL12 per share. Furthermore, Usiminas’ financial statements as of December 31, 2015, described a downgraded economic scenario for the company that caused a significant impact on its financial leverage and cash generation. In addition, KPMG, Usiminas’ external auditors included in their report on these financial statements an emphasis of matter paragraph which, without qualifying their opinion, indicated the existence of “a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern” as a result of the risk of not achieving an action plan defined by Usiminas’ management to equalize its financial obligations with cash generation. Consequently, Ternium assessed the recoverable value of its investment in Usiminas based on Usiminas ordinary shares’ average market price for December 2015, and impaired its investment by USD191.9 million. The resulting book value of Ternium’s investment in Usiminas as of December 31, 2015, was USD240.0 million. Any further write-down to Ternium’s investment in Usiminas could have a material adverse effect on Ternium’s net worth and results. For further information on the Usiminas investment, see note 3 to our consolidated financial statements included elsewhere in this annual report.

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

The discount rates used are based on Ternium’s weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2015, the discount rate used to test goodwill allocated to the Mexico CGUs (of Steel and Mining) for impairment was 9.59% and no impairment charge resulted from the impairment test performed.

At December 31, 2015, 2014 and 2013, no impairment charges to CGUs with allocated goodwill resulted from the impairment tests performed. Any future impairment charge could have a material adverse effect on Ternium’s results of operations, financial condition and net worth. For a discussion of the impairments of our investment in Usiminas, see “—A. Results of Operations—Fiscal Year Ended December 31, 2015 compared to Fiscal Year Ended December 31, 2014—Overview” and “—A. Results of Operations—Fiscal Year Ended December 31, 2014 compared to Fiscal Year Ended December 31, 2013—Overview.”

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

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2015 and 2014, allowance for doubtful accounts totaled USD7.6 million and USD11.4 million, respectively.

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

Mining reserve estimates. Reserves are estimates of the amount of product that can be economically and legally extracted from Ternium’s mining concessions. In order to estimate reserves, a range of geological, technical and economic factors is required to be considered. Estimating the quantity and/or grade of reserves requires complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.

Changes in reported reserves may affect Ternium’s financial results and financial position. For example:

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

Post-employment obligation estimates. Ternium estimates at each year-end the provision necessary to meet its post-employment obligations in accordance with the advice from independent actuaries. The calculation of post-employment and other employee obligations requires the application of various assumptions. The main assumptions for post-employment and other employee obligations include discount rates, compensation growth rates, pension growth rates and life expectancy.  Changes in the assumptions could give rise to adjustments in the results and liabilities recorded and might have an impact on the post-employment and other employee obligations recognized in the future.

A.	Results of Operations

The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements included elsewhere in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. See “Presentation of Certain Financial and Other Information—Accounting Principles” and notes 2 and 4 to our consolidated financial statements included elsewhere in this annual report. The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	2015	2014	2013	2012(1)	2011(1)(2)
Selected consolidated income statement data

Net sales	7,877,449	8,726,057	8,530,012	8,608,054	9,122,832
Cost of sales	(6,477,272)	(6,925,169)	(6,600,292)	(6,866,379)	(7,016,322)

Gross profit	1,400,177	1,800,888	1,929,720	1,741,675	2,106,510
Selling, general and administrative expenses	(770,292)	(816,478)	(843,311)	(809,181)	(839,362)
Other operating income (expenses), net	9,454	71,751	23,014	(11,881)	(11,495)

Operating income	639,339	1,056,161	1,109,423	920,613	1,255,653

Finance expense	(89,489)	(117,866)	(132,113)	(150,302)	(105,570)

Finance income	7,981	7,685	9,517	17,047	25,563

Other financial income (expenses), net	(17,922)	40,731	(12,879)	11,623	(220,414)
Equity in (losses) earnings of non-consolidated companies (3)	(272,810)	(751,787)	(31,609)	(346,833)	10,137

Income before income tax expense	267,099	234,924	942,339	452,148	965,368
Income tax expense	(207,320)	(339,105)	(349,426)	(261,227)	(312,555)

Profit (Loss) for the year	59,779	(104,181)	592,913	190,921	652,813

Attributable to:
Owners of the parent	8,127	(198,751)	455,425	142,043	517,668
Non-controlling interest	51,652	94,570	137,488	48,878	135,145

Profit (Loss) for the year	59,779	(104,181)	592,913	190,921	652,813

Depreciation and amortization	433,788	414,797	377,133	370,855	395,988
Weighted average number of shares outstanding (4)	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,968,327,917

Basic earnings (losses) per share (in USD per share) (5) (6)	0.00	(0.10)	0.23	0.07	0.26
Dividends per share (in USD per share)	0.090	0.090	0.075	0.065	0.075

(1)	Starting on January 1, 2013, Consorcio Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts for the years ended December 31, 2012 and 2011 show them as investments in non-consolidated companies and their results are included within “Equity in (losses) earnings of non-consolidated companies” in the consolidated income statement.
(2)	Ternium changed prospectively the functional currency of its Mexican subsidiaries to the U.S. dollar, effective as of January 1, 2012. For the period ended December 31, 2011 the functional currency for the Company’s Mexican subsidiaries was the Mexican peso.
(3)	Equity in losses of non-consolidated companies include write-downs of our investment in Usiminas, as a result of the performance of impairment tests, of USD275.3 million in 2012, USD739.8 million in 2014, and USD191.9 million in 2015.
(4)	Of the 2,004,743,442 shares issued as of December 31, 2015, the Company held 41,666,666 that were repurchased from Usiminas on February 15, 2011. Such shares were not considered outstanding for purposes of the calculation of the weighted average number of shares.
(5)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement includes the portion attributable to non-controlling interest. Basic earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.
(6)	Diluted earnings per share (expressed in USD per share), equals basic earnings per share.

In thousands U.S. dollars	At December 31,
(except number of shares and per share data)	2015	2014	2013	2012	2011
Selected consolidated balance sheet data

Non-current assets	5,480,389	6,341,290	7,153,162	7,211,371	5,195,688
Property, plant and equipment, net	4,207,566	4,481,027	4,708,895	4,438,117	3,969,187
Other non-current assets (1)	1,272,823	1,860,263	2,444,267	2,773,254	1,226,501
Current assets	2,582,204	3,348,869	3,219,462	3,655,628	5,547,374
Cash and cash equivalents	151,491	213,303	307,218	560,307	2,158,044
Other current assets (2)	2,419,046	3,120,810	2,894,474	3,083,303	3,378,956
Non-current assets classified as held for sale	11,667	14,756	17,770	12,018	10,374

Total assets	8,062,593	9,690,159	10,372,624	10,866,999	10,743,062

Capital and reserves attributable to the owners of the parent (3)	4,033,148	4,697,201	5,340,035	5,369,183	5,711,495
Non-controlling interest	769,849	937,502	998,009	1,065,730	1,077,055

Non-current liabilities	1,558,979	1,964,070	2,185,421	2,306,640	1,975,129

Borrowings	607,237	900,611	1,204,880	1,302,753	948,495
Deferred tax liabilities	609,514	670,523	605,883	657,211	719,061
Other non-current liabilities	342,228	392,936	374,658	346,676	307,573

Current liabilities	1,700,617	2,091,386	1,849,159	2,125,446	1,979,383

Borrowings	913,786	1,264,208	797,944	1,121,610	1,047,641
Other current liabilities	786,831	827,178	1,051,215	1,003,836	931,742

Total liabilities	3,259,596	4,055,456	4,034,580	4,432,086	3,954,512
Total equity and liabilities	8,062,593	9,690,159	10,372,624	10,866,999	10,743,062

Number of shares (3)	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

(1)	Includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of USD662.3 million as of December 31, 2015, 2014 and 2013, and USD663.8 million as of December 31, 2012 and 2011.
(2)	As of December 31, 2015, 2014, 2013, 2012 and 2011, includes financial assets with maturity of more than three months for a total amount of USD237.2 million, USD150.0 million, USD169.5 million, USD160.8 million and USD281.7 million, respectively.
(3)	The Company’s share capital as of December 31, 2015, 2014, 2013, 2012 and 2011 was represented by 2,004,743,442 shares, par value USD1.00 per share, for a total amount of USD2,004.7 million. Of the 2,004,743,442 shares, as of December 31, 2015, the Company held 41,666,666, repurchased from Usiminas on February 15, 2011.

Fiscal Year Ended December 31, 2015 compared to Fiscal Year Ended December 31, 2014

Overview

Apparent steel use in Mexico increased 5.8% year-over-year to approximately 24.2 million tons in 2015, supported by a broad expansion of the Mexican industrial sector and continued improvement of the construction sector during the year. Mexico’s GDP increased 2.5% year-over-year, evidencing a moderate acceleration in economic activity versus the prior year. In Argentina, apparent steel use increased 4.8% year-over-year to approximately 5.2 million tons, supported by an improved construction sector, partially offset by continued weakness in the industrial sector. In Colombia, apparent steel use decreased 4.0% year-over-year to approximately 3.8 million tons in 2015. GDP in this country continued growing in 2015, although at a lower pace, with relatively good performance in the construction and manufacturing sectors, and lower activity in the oil & gas sector.

Ternium’s operating income in 2015 was USD639.3 million, USD416.8 million lower than operating income in 2014. Steel shipments increased by 219,000 tons year-over-year, mainly as a result of a 301,000-ton increase in Mexico and a 41,000-ton increase in the Southern Region, partially offset by a 124,000-ton decrease in Other Markets. Operating margin decreased, mainly reflecting USD108 lower steel revenue per ton, partially offset by USD70 lower operating cost per ton. Steel revenue per ton decreased as a result of lower steel prices in Ternium’s main steel markets, partially offset by a higher value-added product mix. The decrease in operating cost per ton was mainly due to lower costs of purchased slabs, raw materials and energy.

Net income in 2015 was USD59.8 million, compared to a USD104.2 million net loss in 2014. Both years were affected by impairments to the recoverable value of Ternium’s investment in Usiminas, of USD191.9 million and USD739.8 million in 2015 and 2014, respectively. The USD164.0 million higher result in the year-over-year comparison was mainly due to the above-mentioned lower impairment of Ternium’s investment in Usiminas and to lower income tax expenses, partially offset by lower operating income and higher net financial expenses.

Net Sales

Net sales in 2015 were USD7.9 billion, 10% lower than net sales in 2014. The following table shows Ternium’s total consolidated net sales for 2015 and 2014:

	Net sales (million USD)
	2015	2014	Dif.
Mexico	4,354.8	4,863.9	-10%
Southern Region	2,567.2	2,641.5	-3%
Other Markets	905.4	1,159.3	-22%
Total steel products consolidated net sales	7,827.4	8,664.8	-10%
Other products (1)	47.7	35.8	33%
Total steel segment net sales	7,875.2	8,700.5	-9%

Total mining segment net sales	203.1	313.2	-35%

Intersegment eliminations	(200.8)	(287.6)

Total consolidated net sales	7,877.4	8,726.1	-10%

(1)	The item “Other products” primarily includes pig iron.

Cost of sales

Cost of sales was USD6.5 billion in 2015, a decrease of USD447.9 million compared to 2014. This was principally due to a USD477.2 million, or 9%, decrease in the cost of raw material and consumables used, mainly reflecting lower iron ore, coking coal, scrap, energy and purchased slabs costs, partially offset by a 2% increase in shipments; and to a USD29.3 million increase in other costs, including a USD23.0 million increase in maintenance expenses and a USD17.9 million increase in depreciation of property, plant and equipment and amortization of intangible assets, partially offset by a USD9.1 million decrease in services and fees and a USD2.9 million decrease in insurance expenses.

Selling, general and administrative expenses

Selling, General & Administrative (SG&A) expenses in 2015 were USD770.3 million, or 9.8% of net sales, a decrease of USD46.2 million compared to 2014, mainly as a result of lower labor cost, freight and transportation expenses, and services and other expenses.

Other net operating income

Other net operating income in 2015 was a USD9.5 million gain, lower than the USD71.8 million gain in 2014. Other net operating income in 2014 included a USD57.5 million income recognition on insurance recovery related to Ternium’s subsidiary Siderar.

Operating income

Operating income in 2015 was USD639.3 million, or 8.1% of net sales, compared to operating income of USD1.1 billion, or 12.1% of net sales, in 2014.

The following table shows Ternium’s operating income by segment for 2015 and 2014:

In millions of U.S. dollars	Steel segment		Mining segment		Intersegment eliminations		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Net Sales	7,875.2	8,700.5	203.1	313.2	(200.8)	(287.6)	7,877.4	8,726.1
Cost of sales	(6,465.6)	(6,960.0)	(214.7)	(255.2)	194.0	290.1	(6,477.3)	(6,925.2)
SG&A expenses	(757.1)	(799.8)	(13.2)	(16.6)	-	-	(770.3)	(816.5)
Other operating income (expenses), net	9.2	70.7	0.3	1.0	-	-	9.5	71.8
Operating income (loss)	670.7	1,011.4	(24.5)	42.3	(6.9)	2.4	639.3	1,056.2

Steel reporting segment

The steel segment’s operating income was USD670.7 million in 2015, a decrease of USD340.7 million compared to 2014, reflecting lower net sales and the above mentioned lower other net operating income, partially offset by lower operating cost.

Net sales of steel products in 2015 decreased 9% compared to 2014, reflecting a USD108 decrease in steel revenue per ton shipped, partially offset by a 219,000-ton increase in shipments. Revenue per ton decreased, reflecting lower steel prices in Ternium’s main steel markets, partially offset by a better product mix in Mexico. The increase in shipments in 2015 was mainly due to higher shipments in Mexico and the Southern Region, partially offset by lower shipments in Other Markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2015	2014	Dif.	2015	2014	Dif.	2015	2014	Dif.
Mexico	4,354.8	4,863.9	-10%	5,933.4	5,632.2	5%	734	864	-15%
Southern Region	2,567.2	2,641.5	-3%	2,552.2	2,510.9	2%	1,006	1,052	-4%
Other Markets	905.4	1,159.3	-22%	1,114.6	1,238.5	-10%	812	936	-13%
Total steel products	7,827.4	8,664.8	-10%	9,600.3	9,381.5	2%	815	924	-12%
Other products (1)	47.7	35.8	33%
Total steel segment	7,875.2	8,700.5	-9%

(1) The item “Other products” primarily includes pig iron.

Operating cost decreased 7% due to a 9% decrease in operating cost per ton, partially offset by a 2% increase in shipments. The decrease in operating cost per ton was mainly due to lower raw material, purchased slabs and energy costs.

Mining reporting segment

The mining segment’s operating result was a loss of USD24.5 million in 2015, compared to a USD42.3 million gain in 2014, mainly reflecting lower iron ore sales, partially offset by a lower operating cost. Net sales of mining products in 2015 were 35% lower than in 2014, reflecting a 31% lower revenue per ton and 6% lower shipments.

	Mining segment
	2015	2014	Dif.
Net Sales (million USD)	203.1	313.2	-35%
Shipments (thousand tons)	3,635.6	3,857.3	-6%
Revenue per ton (USD/ton)	56	81	-31%

Operating cost decreased 16% year-over-year, mainly due to the above mentioned 6% decrease in shipment volumes and an 11% decrease in operating cost per ton. The decrease in operating cost per ton was mainly the result of lower energy costs and freight and transportation expenses.

Net financial results

Net financial results were a USD99.4 million loss in 2015, compared with a USD69.5 million loss in 2014. Ternium’s net interest results totaled a loss of USD81.5 million in 2015, compared to a loss of USD110.2 million in 2014, reflecting lower average indebtedness and weighted-average interest rates. Net foreign exchange results were a loss of USD5.2 million in 2015 compared to a gain of USD26.7 million in 2014. The loss in 2015 was primarily associated with the negative impact of the Argentine Peso’s 34% depreciation against the U.S. dollar on Ternium’s Argentine subsidiary Siderar’s net short U.S. dollar position (Siderar’s functional currency is the Argentine Peso), partially offset by the effect of the Mexican Peso’s 14% depreciation against the U.S. dollar on a net short local currency position in Ternium Mexican subsidiaries (Ternium Mexican subsidiaries’ functional currency is the U.S. dollar). Change in fair value of financial instruments included in net financial results was a USD10.2 million loss in 2015 compared with a USD17.8 million gain in 2014.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies was a loss of USD272.8 million in 2015, compared to a loss of USD751.8 million in 2014. Both years were affected by impairments to the recoverable value of Ternium’s investment in Usiminas, of USD191.9 million and USD739.8 million in 2015 and 2014, respectively.

Income tax expense

Income tax expense in 2015 was USD207.3 million, compared to an income tax expense of USD339.1 million in 2014. The relatively high effective tax rate on both periods was mainly due to non-taxable losses stemming from the investment in Usiminas and to the depreciation of the Mexican peso against the U.S. dollar, which reduces, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the U.S. dollar as their functional currency), among other non-cash effects on deferred taxes.

Net income attributable to non-controlling interests

Net gain attributable to non-controlling interests in 2015 was USD51.7 million, compared to a net gain of USD94.6 million in 2014, mainly due to a lower result attributable to non-controlling interest in Siderar.

Fiscal Year Ended December 31, 2014 compared to Fiscal Year Ended December 31, 2013

Overview

Apparent steel use in Mexico increased 11.7% year-over-year to approximately 22.5 million tons in 2014, reflecting a vibrant industrial sector in which exports of manufactured goods, particularly to the United States, continued to increase, and a slowly improving construction sector. Mexico’s GDP increased 2.1% year-over-year, evidencing a moderate acceleration in economic activity versus the prior year. In Argentina, apparent steel use decreased slightly to approximately 5.0 million tons, reflecting a broad decrease in activity, particularly in the automotive sector. In Colombia, apparent steel use increased 15.8% year-over-year to approximately 4.0 million tons in 2014. Colombian GDP continued expanding at a solid pace, with positive performance by each of the different steel-consuming sectors.

Ternium’s operating income in 2014 was USD1.1 billion, slightly lower than operating income in 2013. Steel shipments increased by 647,000 tons year-over-year in Mexico, and decreased by a combined 254,000 tons in the Southern Region and Other Markets. Operating margin decreased slightly, reflecting a decrease of USD14 in steel revenue per ton, partially offset by a decrease of USD3 in steel operating cost per ton. A decrease in steel prices in the Southern Region was mostly offset by higher steel prices in Mexico and better value-added product mix.

In October 2014 Ternium acquired 51.4 million additional ordinary shares of Usiminas from PREVI for a total purchase price of BRL616.7 million (or USD249.0 million). For further information on the Usiminas transactions, see note 3 to our consolidated financial statements included elsewhere in this annual report and for a discussion of the legal proceedings associated with Ternium’s investment in Usiminas, see Item 8. “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Following discussions with the Staff of the U.S. Securities and Exchange Commission, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014, and recorded an impairment of USD739.8 million as of September 30, 2014, resulting in a carrying value for the Usiminas investment of BRL12 per share. The aforementioned impairment charge negatively affected the net result for the year, which was a net loss of USD104.2 million in 2014 compared to a net income of USD592.9 million in 2013.

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

Operating income

Operating income in 2014 was USD1.1 billion, or 12.1% of net sales, compared with operating income of USD1.1 billion, or 13.0% of net sales, in 2013.

The following table shows Ternium’s operating income by segment for 2014 and 2013:

In millions of U.S. dollars	Steel segment		Mining segment		Intersegment eliminations		Total
	2014	2013	2014	2013	2014	2013	2014	2013
Net Sales	8,700.5	8,459.9	313.2	386.5	(287.6)	(316.4)	8,726.1	8,530.0
Cost of sales	(6,960.0)	(6,645.2)	(255.2)	(268.3)	290.1	313.2	(6,925.2)	(6,600.3)
SG&A expenses	(799.8)	(820.3)	(16.6)	(23.0)	-	-	(816.5)	(843.3)
Other operating income (expenses), net	70.7	23.1	1.0	(0.1)	-	-	71.8	23.0
Operating income (loss)	1,011.4	1,017.5	42.3	95.1	2.4	(3.2)	1,056.2	1,109.4

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

Net financial results

Net financial results were a USD69.5 million loss in 2014, compared with a USD135.5 million loss in 2013. During 2014, Ternium’s net financial interest results totaled a loss of USD110.2 million, compared with a loss of USD122.6 million in 2013. Net foreign exchange result was a gain of USD26.7 million in 2014 compared with a gain of USD0.3 million in 2013. The gain in 2014 was primarily associated with the effect of a depreciation of the Mexican peso against the U.S. dollar on a net short local currency position in Ternium’s Mexican subsidiaries. Change in fair value of financial instruments included in net financial results in 2014 was a USD17.8 million gain, mainly related to results from changes in the fair value of financial assets, compared with a USD12.3 million loss in 2013.

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

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests in 2014 was a gain of USD94.6 million, compared with a gain of USD137.5 million in 2013.

Foreign Currency Fluctuations

See Item 11. “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Exposure Risk.”

Governmental Economic, Fiscal, Monetary or Political Policies or Factors

See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate.”

B.	Liquidity and Capital Resources

We obtain funds from our operations, as well as from short-term and long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, as well as our acquisitions (for further information on capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program”). We hold money market investments, time deposits and variable-rate or fixed-rate securities. Our gross financial indebtedness decreased in the 2014-2015 period, from USD2.0 billion at the end of 2013 to USD1.5 billion at the end of 2015. In December 2014, Consorcio Peña Colorada negotiated a USD200 million loan with Nacional Financiera S.A., a Mexican development bank, maturing in April 2025. Disbursements under this facility began in April 2015. In the fourth quarter of 2014, we invested USD249.0 million in the purchase of Usiminas ordinary shares, and in the second quarter of 2015, we invested USD74.0 million in the acquisition of the remaining minority stake in Ferrasa. For further information on the Usiminas and Ferrasa transactions, see notes 3 and 2 b) to our consolidated financial statements included elsewhere in this annual report, respectively.

Management believes that funds from operations will be sufficient to satisfy our current working capital needs and service our debt in the foreseeable future. Other than the above mentioned loan to Consorcio Peña Colorada, Ternium has not negotiated additional committed credit facilities. However, Ternium has negotiated non-committed credit facilities and management believes it has adequate access to the credit markets. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

The following table shows the changes in our cash and cash equivalents for each of the periods indicated below:

	For the year ended December 31,
In thousands of U.S. dollars	2015	2014	2013

Net cash provided by operating activities	1,323,491	505,844	1,092,174
Net cash used in investing activities	(572,061)	(675,774)	(882,779)
Net cash provided by (used in) financing activities	(809,634)	84,561	(466,076)

Decrease in cash and cash equivalents	(58,204)	(85,369)	(256,681)
Effect of exchange rate changes	(3,608)	(8,546)	(8,635)

Initial cash of Consorcio Peña Colorada and Exiros (1)	-	-	12,227
Cash and cash equivalents at the beginning of the year	213,303	307,218	560,307

Cash and cash equivalents at the end of the year (2)	151,491	213,303	307,218

(1)	Starting on January 1, 2013, Consorcio Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts for the year ended December 31, 2012 show them as investments in non-consolidated companies and their results are included within “Equity in earnings (losses) of non-consolidated companies” in the consolidated income statement.

(2)	In addition, at December 31, 2013, 2014 and 2015, Ternium had USD169.5, USD150.0 and USD237.2 million of other current investments with maturities of more than three months, respectively, and USD0.9, USD0.1 and USD0.1 million in restricted cash, respectively.

Fiscal Year Ended December 31, 2015 compared to Fiscal Year Ended December 31, 2014

Overview

During 2015, Ternium’s primary source of funding was cash provided by operating activities and cash on hand. Cash and cash equivalents as of December 31, 2015, were USD151.5 million, a USD61.8 million decrease from USD213.3 million at the end of the previous year. The decrease is mainly attributable to net cash used in financing activities of USD809.6 million and net cash used in investing activities of USD572.1 million, partially offset by net cash provided by operating activities of USD1.3 billion.

In addition to cash and cash equivalents, as of December 31, 2015, we held other investments with maturity of more than three months for a total amount of USD237.2 million, increasing USD87.2 million compared with December 31, 2014.

Operating activities

Net cash provided by operating activities was USD1.3 billion in 2015, higher than the USD505.8 million recorded in 2014, including a decrease in working capital of USD509.1 million in 2015 and an increase in working capital of USD551.0 million in 2014. The decrease in working capital during 2015 was the result of a USD349.7 million decrease in inventories, an aggregate USD125.7 million net decrease in trade and other receivables and an aggregate USD33.8 million net increase in accounts payable and other liabilities.

Inventories decreased as shown in the table below.

	Change in inventory Dec‘15 / Dec‘14
	(in millions of USD)
	Price	Volume	Total
Finished goods	(73.4)	(21.7)	(95.1)
Goods in process	(131.3)	(14.6)	(145.9)
Raw materials, supplies and allowances	(200.2)	91.5	(108.7)

Total	(404.9)	55.2	(349.7)

Investing activities

Net cash used in investing activities in 2015 was USD572.1 million, compared with net cash used in investing activities of USD675.8 million in 2014 for a year-over-year decrease of USD103.7 million. This change was primarily attributable to the following:

•	a decrease in net cash used in acquisitions of businesses of USD249.0 million (net cash used in 2014 included the acquisition of additional ordinary shares of Usiminas); partially offset by

•	changes of USD104.2 million in other investments (from a decrease of USD18.3 million in 2014 to an increase of USD85.9 million in 2015); and

•	an increase of USD23.2 million in capital expenditures (from USD443.5 million in 2014 to USD466.6 million in 2015).

Financing activities

Net cash used in financing activities was USD809.6 million in 2015, compared with net cash provided by financing activities of USD84.6 million in 2014, for a net year-over-year change of USD894.2 million. This change was primarily attributable to the following:

•	net repayments of borrowings of USD557.1 million in 2015, compared with net proceeds from borrowings of USD265.4 million in 2014, for a net year-over-year change of USD822.5 million; and

•	a payment of USD74.0 million in 2015 for the acquisition of the remaining minority stake in Ferrasa.

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

Operating activities

Net cash provided by operating activities was USD505.8 million in 2014, lower than the USD1.1 billion recorded in 2013, including an increase in working capital of USD551.0 million in 2014 and a decrease in working capital of USD114.6 million in 2013. The increase in working capital during 2014 was the result of a USD357.0 million increase in inventories, an aggregate USD108.0 million net decrease in accounts payable and other liabilities and an aggregate USD86.0 million net increase in trade and other receivables.

Inventories increased as shown in the table below.

	Change in inventory Dec‘14 / Dec‘13
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

Principal Sources of Funding

Funding Policies

Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. Management believes that it could have access to external borrowing in case of any shortfalls or specific needs. We obtain financing primarily in U.S. dollars, Argentine pesos and Colombian pesos. Whenever feasible, management bases its financing decisions, including the election of currency, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For further information on our financial risk management, see note 28 to our consolidated financial statements included elsewhere in this annual report.

Financial Liabilities

Our financial liabilities consist of loans with financial institutions and some pre-accorded overdraft transactions. As of December 31, 2015, these facilities were mainly denominated in U.S. dollars (89.0% of total financial liabilities) and Argentine pesos (7.3% of total financial liabilities). Total financial debt (inclusive of principal and interest accrued thereon) decreased by USD643.8 million in the year, from USD2.2 billion as of December 31, 2014, to USD1.5 billion as of December 31, 2015, mainly due to the repayment of principal and interest on borrowings related to prior acquisitions and on short-term borrowings. As of December 2015, current borrowings were 60.1% of total borrowings, none of which corresponded to borrowings with related parties. Ternium’s nominal weighted-average interest rate for 2015 was 3.37%. This rate was calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of each instrument as of December 31, 2015.

The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

In thousands of U.S. dollars	2015	2014	2013
Bank borrowings (1)	1,521,023	2,164,819	2,002,824

Total borrowings	1,521,023	2,164,819	2,002,824

(1)	Net of debt issuance costs.

The weighted-average interest rates at December 31, 2015, 2014 and 2013 shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of those instruments at December 31, 2015, 2014 and 2013, respectively. Such rates do not include the effect of derivative financial instruments, nor fluctuations in the exchange rate between the instrument’s currencies and the U.S. dollar.

	2015	2014	2013

Bank borrowings	3.37%	4.64%	4.89%

As of December 31, 2015, the maturities of our financial liabilities were as follows:

In thousands of U.S. dollars	1 year	1 – 2	2 – 3	3 – 4	4 - 5	Over 5
At December 31, 2015	Or less	Years	Years	Years	Years	Years	Total
Borrowings (1)(2)	913,786	259,840	226,763	28,346	28,346	63,942	1,521,023

Total borrowings	913,786	259,840	226,763	28,346	28,346	63,942	1,521,023

(1)	Borrowings are bank borrowings with third parties. See “—Principal Sources of Funding—Financial Liabilities.”
(2)	Net of debt issuance costs.

For information on our derivative financial instruments, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk” and note 22 to our consolidated financial statements included elsewhere in this annual report.

Most Significant Borrowings

Our most significant borrowings as of December 31, 2015 were those incurred under Ternium México’s 2013 syndicated loan facility, intended to improve our debt profile, and under Tenigal’s syndicated loan facility, in order to finance the construction of its new hot-dipped galvanizing mill in Pesquería, Mexico.

In Millions of U.S. dollars

			Original principal	Outstanding principal amount as of
Date	Borrower	Type	amount	December 31, 2015	Maturity
November 2013	Ternium México	Syndicated loan	800.0	600.0	November 2018
2012/2013	Tenigal	Syndicated loan	200.0	175.0	July 2022

The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). As of December 31, 2015, we were in compliance with all covenants under our loan agreements.

For further information on our derivative financial instruments, borrowing and financial risk management, see notes 22, 23, and 28 to our consolidated financial statements included elsewhere in this annual report.

For information on Ternium’s capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program.”

C.	Research and Development, Patents and Licenses, Etc.

See Item 4. “Information on the Company—B. Business Overview—Research and Development; Product Development.”

D.	Trend Information

See “—Overview.”

E.	Off-Balance Sheet Arrangements

As of year-end 2015, the Company reported the following financial commitments, consisting of guarantees in connection to its participation in the non-consolidated company Techgen:

• A corporate guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement. Proceeds from the syndicated loan were used by Techgen for the construction of the facility. (For further information regarding Techgen’s facility, see Item 4. “Organizational Structure—Other investments—Techgen.”) As of December 31, 2015, the USD800 million loan was fully disbursed, making the Company’s guaranteed amount approximately USD384 million. The main covenants under the corporate guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2015, Techgen and the Company were in compliance with all of their covenants under this syndicated loan agreement.

• A corporate guarantee covering 48% of the outstanding value of natural gas transportation capacity agreements entered into by Techgen with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a natural gas purchasing capacity of 150,000 million btu per day starting on June 1, 2016, and ending on May 31, 2036. As of December 31, 2015, the total outstanding value of this commitment was approximately USD285 million. Our exposure under the guarantee in connection with these agreements amounts to USD136.7 million, corresponding to 48% of the outstanding value.

In addition, as described below, Ternium has various off-balance sheet commitments to purchase raw materials, energy (electricity and steam for the production of electricity), supplies (oxygen, nitrogen and argon) and production equipment.

Off-balance sheet commitments are discussed in note 24 (ii) to our consolidated financial statements included elsewhere in this annual report.

F.	Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2015, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
In millions of U.S. dollars	as of December 31,2015
		Less than 1	1-3	3-5	After 5
Contractual Obligations	Total	Year	Years	Years	Years
Borrowings (1)	1,521.0	913.8	486.6	56.7	63.9
Estimated interest payments (2)	46.1	25.9	16.8	2.4	1.0
Purchase obligations (3)	305.6	96.0	90.8	28.1	90.7
Labor-related obligations (4)	322.5	22.4	38.8	39.4	221.9

Total Contractual Obligations	2,195.2	1,058.1	632.9	126.6	377.6

(1)	Borrowings are bank borrowings with third parties. See “—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”

(2)	In calculating estimated interest payments for our borrowings that bear interest at a floating rate, we use the variable rates in effect in the current interest period, and assume that such rate is fixed over the period(s) measured. For further information see note 28(1.3) to our consolidated financial statements included elsewhere in this annual report.

(3)	Purchase obligations include mainly oxygen, nitrogen, argon, electric power, steam, equipment and raw materials. For further information see note 24(ii) to our consolidated financial statements included elsewhere in this annual report.

(4)	Labor-related obligations include post-employment and other employee benefits, asset retirement obligations and termination benefits. For further information see note 21(i) and (ii) to our consolidated financial statements included elsewhere in this annual report.

G.	Recent Developments

Annual Dividend Proposal

On February 23, 2016, the Company’s board of directors proposed that an annual dividend of USD0.09 per share (USD0.90 per ADS), or approximately USD180.4 million in the aggregate, be approved at the Company’s annual general shareholders’ meeting, which is scheduled to be held on May 4, 2016. If the annual dividend is approved, it will be paid on May 13, 2016.

Usiminas’ Capital Increase

On April 18, 2016, Usiminas’ shareholders’ meeting approved an issuance of ordinary shares in an amount of up to BRL1 billion (approximately USD285.7 million). Existing shareholders, including Ternium and NSSMC, have preemptive rights to subscribe the proposed capital increase at any time prior to May 23, 2016. Ternium has not yet decided whether or not it will participate in the capital increase; NSSMC, in turn, has undertaken to subscribe the capital increase in its entirety; however, NSSMC has conditioned its undertaking to the completion of a restructuring of Usiminas’ financial debt. Ternium’s subscription rights, if excercised, entitle it to subscribe up to 33.6 million ordinary shares at a price of BRL5 per share for a total amount of up to BRL168.2 million (approximately USD48.1 million), and to subscribe (pro rata with other subscribing shareholders) any ordinary shares not subscribed by Usiminas’ current shareholders, also at BRL5 per share.

In addition, on April 20, 2016, Ternium subscribed 8.5 million preferred shares of Usiminas for a total consideration of USD3.1 million.

Investment in New Galvanizing Plant in Mexico

Tenigal will double its capacity for the manufacturing of hot-dip galvanized and galvannealed steel sheets to serve the Mexican industrial and automotive markets. Ternium and NSSMC have agreed that, once completed the facility and technical studies, Tenigal will build a second hot-dip galvanizing line with yearly production capacity of 430,000 metric tons. The new facility is expected to start production in 2019, will be located in Ternium’s industrial center in Pesqueria, in the vicinity of Monterrey City, and will take Tenigal’s annual production capacity to 830,000 metric tons, at a cost of approximately USD300 million. The Mexican automotive industry is among the fastest growing automotive industries in the world. With a light vehicle production of 3.4 million units in 2015, the Mexican auto industry’s production is expected to reach 4.9 million units by 2020.

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

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2015, the Company’s board of directors met eight times. A majority of the members of the board of directors in office present or represented at each board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

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

On January 9, 2006, Tenaris and a wholly-owned subsidiary of San Faustin entered into a shareholders’ agreement, pursuant to which such San Faustin subsidiary is required to take all actions in its power to cause one of the members of the Company’s board of directors to be nominated by Tenaris and any directors nominated by Tenaris to be removed only pursuant to written instructions by Tenaris. Tenaris and San Faustin’s subsidiary also agreed to cause any vacancies on the board of directors to be filled with new directors nominated by either Tenaris or the San Faustin subsidiary, as applicable. On April 27, 2007, the San Faustin subsidiary assigned all of its rights and obligations under the shareholders’ agreement to Techint. The shareholders’ agreement will remain in effect so long as each of the parties holds at least 5% of the shares of the Company or until it is terminated by either Tenaris or Techint pursuant to its terms. Carlos A. Condorelli was nominated by Tenaris and appointed as a director pursuant to this agreement.

Within the limits of applicable law, the board of directors of the Company may appoint any or all members of the board of directors as the Company’s attorney-in-fact, delegating to such director or directors any management powers to the extent the board of directors may deem appropriate. In addition, the board of directors may delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided that such delegation shall be subject to prior authorization by the general shareholders’ meeting. On September 14, 2005, following the requisite authorization at the general shareholders’ meeting, the board of directors delegated such day-to-day management and authority to Daniel Agustín Novegil. On May 6, 2015, the Company’s annual general shareholders’ meeting resolved to reduce the number of board members from nine to eight and re-elected Ubaldo José Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Pedro Pablo Kuczynski, Adrián Lajous Vargas, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustín Novegil as members of the board of directors to serve until the next annual shareholders’ meeting. The board of directors subsequently re-appointed Paolo Rocca as its chairman and Daniel Novegil as chief executive officer of the Company. On September 23, 2015, following Pedro Pablo Kuczynski’s resignation, Ternium’s Board of Directors, acting pursuant to the powers conferred upon it by the Company’s articles of association, appointed Vincent Decalf as director and member of the audit committee to serve for the remainder of Mr. Kuczynski’s term of office, ending on the next annual general meeting of shareholders to be held on May 4, 2016. Mr. Kuczynski, who served as a member of the Company’s Board of Directors and its audit committee for the past eight years, decided to step down for personal reasons.

The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as director	Age at December 31, 2015
Paolo Rocca (1)	Chairman	Chairman and CEO of Tenaris, director and vice president of San Faustin	11	63
Ubaldo José Aguirre	Director	Managing director of Aguirre y Gonzalez S.A.	10	67
Roberto Bonatti (1)	Director	President of San Faustin	11	66
Carlos Alberto Condorelli	Director	Director of Tenaris	10	64
Vincent Robert Gilles Decalf	Director	Director of Foyer International S.A.	0	53
Adrián Lajous Vargas	Director	President of Petrométrica, S.C.	10	72
Daniel Agustín Novegil	Director	CEO of the Company	11	63
Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin, director of Tenaris and president of Humanitas Group	10	67

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Paolo Rocca. Mr. Rocca has served as chairman of the Board since 2005. He is a grandson of Agostino Rocca. He is also chairman and chief executive officer of Tenaris, a member of the board of directors and vice president of San Faustin, chairman of Tubos de Acero de México S.A. and a director of Techint Financial Corporation. In addition, he is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Ubaldo José Aguirre. Mr. Aguirre has served on the Board since 2006. He is a managing director of Aguirre y Gonzalez S.A., an Argentine financial services firm, and also serves as chairman of the board of directors and as a member of the audit committee of Holcim Argentina S.A., a subsidiary of Lagarge Holcim Group, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A., an Argentine winery, and of Editorial Sur S.A. Since 2000, he is a member of the board of directors of AECOM Argentina S.A., the Argentine subsidiary of the U.S. corporation. He is a member of the Administrative Board of Universidad Católica Argentina. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar S.A.I.C. Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank—where he was responsible for that country’s external borrowing program and financial negotiations— Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and as negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre is an Argentine citizen.

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

Vincent Robert Gilles Decalf. Mr. Decalf has served as a director of the Company since September 2015. He is also a member of the board of directors of the Luxembourg Stock Exchange (Bourse de Luxembourg) and the Luxembourg Institute for Directors and Managers (Institut Luxembourgeois des Administrateurs) as well as a non-executive director of Foyer International S.A. and other private Luxembourg companies. From 1989 to 2008, Mr. Decalf held various executive positions with Société Générale and has extensive experience in the financial industry. Mr. Decalf is a French national.

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

Daniel Agustín Novegil. Mr. Novegil has served as a director and chief executive officer of the Company since 2005. With almost 40 years of experience in the steelmaking industry, he was appointed managing director of Siderar in 1993 and was a member of the board of directors of Usiminas from 2012 until 2015. He is also member of the board of directors of the World Steel Association and former president of Alacero (Latin American Steel Association). Since 1999 he has been a member of the advisory board of the Sloan Masters Program at Stanford University. Mr. Novegil is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Tenaris, president of the Humanitas Group and president of the board of directors of Tenova S.p.A. In June 2013, he was elected president of Assolombarda, the largest territorial association of entrepreneurs in Italy and part of Confindustria (Italian employers’ organization). In addition, he is a member of the EIT Governing Board (European Institute of Innovation and Technology) and sits on the board of directors or executive committees of several companies, including Allianz S.p.A., Brembo, Buzzi Unicem and Bocconi University. He is a member of the Advisory Board of Allianz Group, of the Aspen Institute Executive Committee, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.

Director Liability

Under Luxembourg law, a director may be liable to the Company for any damage caused by such director’s misconduct in the Company’s management. In addition, directors will be jointly and severally liable to the Company, its shareholders or other third parties in the event that the Company, its shareholders or such other third parties suffer a loss due to a breach by any one or more of the directors of either the Luxembourg Company Law or the Company’s articles of association, provided that the losses are independent and separate from the losses suffered by the Company. A director will be discharged from such joint and several liability only with respect to breaches, provided no misconduct is attributable to such director and such director reports such breaches at the first general meeting after such director first has knowledge thereof.

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

It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the Company’s annual accounts at the annual shareholders’ meeting. However, such discharge will not release the directors from liability for any damage caused to the Company by unrevealed acts of mismanagement or unrevealed breaches of Luxembourg Company Law or the Company’s articles of association, nor will it release the directors from liability for any personal loss of our shareholders independent and separate from the losses suffered by the Company due to a breach either revealed or unrevealed of either the Luxembourg Company Law or the Company’s articles of association.

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

Senior Management

The following table sets forth certain information concerning our senior management:

	Age at
Name	December 31, 2015	Position
Daniel Novegil	63	Chief Executive Officer; Director
Pablo Brizzio	45	Chief Financial Officer
Máximo Vedoya	45	Mexico Area Manager
Martín Berardi	58	Siderar Executive Vice President
Héctor Obeso	51	International Area Manager
Oscar Montero Martínez	55	Planning and Operations General Director
Ricardo Miguel Alí	62	Engineering and Environment Director
Rodrigo Piña	43	Human Resources Director
Roberto Demidchuk	54	Chief Information Officer
Rubén Herrera	58	Quality and Product Director

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

Martín Berardi. Mr. Berardi currently serves as our Siderar Executive Vice President. He began his career with the Techint group in 1980 as a trainee in Propulsora Siderúrgica. He has held several positions within the Techint group including in Propulsora Siderúrgica, Siat S.A.I.C. and Siderca. He served as managing director of Siat (1992-1995), managing director of Tamsa (1995-2000), president and chief executive officer of Sidor (2000-2004) and became managing director of Siderar in October 2004, a position which he held until he assumed his present position at the Company. He was president of IVES (Venezuelan steel institute) (2002-2004), president of Mercofer (2006-2009), president of CAA (Argentine steel chamber) (2012-2014) and president of Alacero (2013-2015). He is currently vice president of CAA, vice president and member of the board of directors of Alacero, and a member of the board of directors of ITBA (Buenos Aires Institute of Technology). Mr. Berardi is an Argentine citizen.

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

Ricardo Miguel Alí. Mr. Alí currently serves as our Engineering and Environment Director. He assumed his current position in August 2015. Prior to that, he served as industrial director of Siderar. Since joining the Techint group in 1997, he has held several other executive positions including cold-rolling and coating operations manager assistant, coating operations manager and coating and customization operations manager. Mr. Alí is an Argentine citizen.

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

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received for the year 2015 a fee of USD85,000, and the chairman of the board of directors received an additional fee of USD295,000. The chairman of the audit committee received as additional compensation a fee of USD65,000, while the other members of the audit committee received an additional fee of USD55,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

The aggregate cash compensation received by senior management for the year 2015 amounted to USD14.3 million. In addition, senior management received, for the year 2015, 867,360 units for a total amount of USD1.7 million, in connection with the employee incentive retention program described in note 4 (n) (3) “Employee liabilities—Other compensation obligations” to our consolidated financial statements included elsewhere in this annual report.

There are no service contracts between any director and Ternium that provide for material benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to directors.

C.	Board Practices

See “—A. Directors and Senior Management.”

Audit Committee

On May 6, 2015, the Company’s board of directors re-appointed Ubaldo José Aguirre, Adrián Lajous Vargas and Pedro Pablo Kuczynski as members of its audit committee, with Mr. Aguirre to continue chairing that committee. On September 23, 2015, the Company’s board of directors appointed Mr. Vincent Decalf to replace Mr. Kuczynski as member of the audit committee. All three members of the audit committee are independent directors as defined under the Company’s articles of association.

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

Under our articles of association and the audit committee charter, the audit committee is required, among other things, to report to the board of directors on its activity and the adequacy of the Company’s systems of internal control over financial reporting. In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to the integrity of the Company’s financial statements and is responsible for making recommendations regarding the appointment, dismissal, compensation, retention and oversight of, and assessing the independence of the Company’s independent auditors (see Item 16.C—“Principal Accountant Fees and Services” for additional information about the audit committee’s procedures with respect to our independent auditors). The audit committee also performs other duties imposed by applicable laws and regulations of the regulated market or markets on which the shares of the Company are listed, as well as any other duty entrusted to it by the Company’s board of directors.

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

As of December 31, 2015, Ternium had 16,739 employees.

The following table shows the number of persons employed by Ternium and its fully consolidated subsidiaries, and excludes proportionally consolidated subsidiaries Consorcio Peña Colorada and Exiros:

	At December 31,
	2015	2014	2013
Mexico	9,182	9,266	9,285
Argentina	5,542	5,641	5,539
Colombia	1,467	1,440	1,354
Other	548	572	610

Total employees (1)	16,739	16,919	16,788

(1) Does not include employees of proportionally consolidated subsidiaries Consorcio Peña Colorada and Exiros. Does not include 2,387 employees of contractors who performed services at Ternium’s facilities at year-end 2015, 2,473 employees of contractors at year-end 2014 and 2,646 employees of contractors at year-end 2013.

Mexico

In Mexico, approximately 61% of Ternium employees are unionized. Of these, approximately 45% of Mexico’s unionized workers are members of FENASA (“Federación Nacional de Asociaciones Sindicales Autónomas”), the national federation of autonomous union associations, and 55% are members of FNSI (“Federación Nacional de Sindicatos Independientes”), the national federation of independent unions. The unionized employees of Consorcio Peña Colorada, however, are members of Sindicato de Trabajadores Mineros, Metalúrgicos y Similares de la República Mexicana (Union of Mexican Republic Mine, Metal and Similar Workers). The applicable collective bargaining agreements are negotiated every two years and salary adjustments are made on an annual basis. Despite some social and union conflicts, Ternium’s Mexican subsidiaries maintain good relations with their labor force in Mexico and have never experienced a strike or work stoppage related to labor conflicts.

Under Mexican law, companies are required to pay to their employees an annual benefit of 10% of their taxable income (profit-sharing program), calculated similarly to income tax. Under Mexican law, Ternium Mexico is required to pay social security and tax contributions as follows: the company’s social security contributions are equal to 20.4% of the minimum salary plus additional contributions of around 24% over the employees’ total salary (subject to a cap); Ternium Mexico must also withhold an additional percentage for social security contributions (equal to 2.8%) from salaries up to a certain cap.

Under Mexican labor laws, when an employee is dismissed without cause or for a cause that is challenged by the employee, an employee (other than trust employees and those with less than one year of service) may choose to demand to be reinstated in his or her employment or to be paid severance which is equal to three months’ salary, plus accrued benefits, such as vacations, thirteenth-month salary, and seniority bonus (“prima de antigüedad”) equal to twenty-four days of regional minimum salary per each year of service. In the former case, if the Conciliation and Arbitration Board determines that even though dismissal was not properly grounded but reinstatement is not possible, employer must pay a dismissed employee back wages accrued during trial, severance equal to three months’ salary, plus accrued benefits, such as vacations, thirteenth month salary, seniority bonus (“prima de antigüedad”) equal to twenty-four days of regional minimum salary per each year of service and additional compensation equal to twenty days per each year of service.

In Mexico, Ternium has defined benefit and defined contribution plans which are granted to employees depending on their commencement date, whether they are covered or not by a collective bargaining agreement and other factors. Defined benefit employee retirement plans (pensions and seniority premiums) are based primarily on years of service, present age and remuneration at the date of retirement. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. In addition, some high-level employees benefit from a plan to cover health-care expenses of retired employees. The defined contribution plans provide a benefit equivalent to the capital accumulated with the company’s contributions, which are provided as a match of employees’ contributions to the plan. The plan provides vested rights according to the years of service and cause of retirement. For further information see note 4(n) to our consolidated financial statements included elsewhere in this annual report.

Argentina

Most of Siderar’s employees are represented by the Argentine Metalworkers Union (the Unión Obrera Metalúrgica de la República Argentina (“UOM”)) and are covered by a collective agreement that includes all workers in the Argentine steel industry. The employees are also covered by certain complementary collective agreements between Siderar and the UOM that define specific issues related to each plant, such as working structures, performance-related compensation, productivity, production quantity and quality and Siderar’s results-related compensation. These agreements are subject to periodic modifications and are updated in relation to competitiveness, quality, safety and efficiency goals and to reflect inflation adjustments.

Many foremen of Siderar are represented by the Asociación de Supervisores de Industria Metalmecánica de la República Argentina (“ASIMRA”), the union of supervisors of different activities in the metal manufacturing industry. ASIMRA-affiliated employees are covered by a collective agreement signed with Siderar that establishes regulations relating to salaries, working organization, absences, vacations, benefits and labor relations. This agreement is subject to periodic modifications and is updated in relation to the requirements of the production processes.

Nominal salaries in local currency have been increasing substantially, reflecting the economic situation of the country and inflation, and were the result of collective agreements entered into with the labor authorities’ involvement. Negotiations on salaries between the employers’ entity representing steel companies in the collective bargaining—including Siderar—and the steelworkers unions are made on an annual basis. We believe that Siderar maintains good relations with its unions.

Under Argentine law, Siderar is required to pay an amount equal to up to 23% of its employees’ base salaries towards the social security system. Siderar must also withhold an additional percentage from salaries for contribution to such funds up to a certain amount. Part of those contributions finances a state-controlled pension system. There are no mandatory company-supported pension plans.

As part of the privatization process in 1992, 20% of Siderar’s shares were sold to former employees of the acquired state-owned company Somisa under the Programa de Propiedad Participada (the “Employee Stock Ownership Plan”). As of December 31, 2015 this participation decreased to 1.27% as a result of Siderar’s shares being sold in the market over time. For further information, see Item 4. “Information on the Company—C. Organizational Structure—Subsidiaries—Siderar.”

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

Colombia

Presently, approximately 3% of Ferrasa’s employees are unionized workers. Since October 2012, two unions have been acting at Ferrasa’s Barranquilla unit: the Sindicato Unitario de Trabajadores de la Industria y Materiales de la Construcción (“SUTIMAC”) and the Sindicato Nacional de Trabajadores de la Empresa Ferrasa (“SINALTRAFERRASA”).

Under Colombian labor laws, employers are required to pay their workers a monthly minimum wage, which is increased by the government on an annual basis in relation to the inflation rate in the country during the previous year. In addition, labor laws provide for the payment of transportation assistance and the supply of uniforms to those employees earning less than two minimum monthly salaries.

Under Colombian law, Ferrasa is required to pay an amount equal to 12.0% and to withhold an amount equal to 4.0% of an employee’s base salary as contributions to a state-controlled pension system. There are no mandatory company-supported pension plans. In addition, Ferrasa is required to pay an amount equal to 8.5% and to withhold an amount equal to 4.0% of an employee’s base salary as contributions to the health system. A cap of twenty-five minimum wages is applicable for calculating the contributions.

With regard to the so-called “parafiscales” taxes, Ferrasa must pay 4% of an employee’s base salary to the “Caja de Compensación Familiar,” whose funds subsidize families.

In addition, if the employee’s base salary is above ten minimum monthly and regular salaries, Ferrasa is required to pay amounts equal to 2% and 3% of said salary to SENA (a national workers training body) and to the “Instituto Colombiano de Bienestar Familiar” (Colombian welfare institute), respectively.

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

To our knowledge, the total number of shares of the Company (including in the form of ADSs) owned by our directors and executive officers as of March 31, 2016 was 831,560, which represents 0.04% of our issued and outstanding shares. The following table provides information regarding share ownership by our officers and directors.

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

Identity of Person or Group	Number	Percent
Techint Holdings S.à r.l. and subsidiaries (1)	1,243,433,112	62.02%
Tenaris (1)	229,713,194	11.46%
Ternium S.A.	41,666,666	2.08%
Directors and Senior Management as a group	831,560	0.04%
Public	489,098,910	24.40%
Total	2,004,743,442	100.00%

(1) Each of Techint Holdings and Tenaris is controlled by San Faustin. RP STAK holds voting rights in San Faustin sufficient to control San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. No person or group of persons controls RP STAK.

As of March 31, 2016, 48,993,047 ADSs (representing 489,930,470 shares, or 24% of all outstanding shares of the Company) were registered in the name of three record holders resident in the United States, as informed by BNY Mellon.

The voting rights of our principal shareholders do not differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a later date result in a change of control of the Company.

B.	Related Party Transactions

Ternium is a party to several related party transactions as described in note 25 to our consolidated financial statements included elsewhere in this annual report. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see Item 6. “Directors, Senior Management and Employees—C. Board Practices—Audit Committee.” Below is a description of relevant related party transactions.

Purchases of Raw Materials

In the ordinary course of business, Ternium buys raw materials and other production inputs from subsidiaries of Tenaris. These purchases are made on similar terms and conditions as those for purchases made by the Ternium companies from unrelated third parties. These transactions include:

•	purchase of ferrous scrap and other raw material, which amounted to USD19.6 million in 2015, USD27.8 million in 2014 and USD27.4 million in 2013; and

•	purchase of steam and operational services from the Argentine electric power generating facility of Siderca for Siderar in San Nicolás. These purchases amounted to USD9.5 million in 2015, USD2.0 million in 2014 and USD12.0 million in 2013.

Purchases of Steel Products

In the ordinary course of business, Ternium buys steel products from Usiminas and its subsidiaries. Purchases amounted to USD64.2 million in 2015, USD58.3 million in 2014 and USD109.3 million in 2013. These purchases are made on similar terms and conditions to those purchases made by the Ternium companies from unrelated third parties.

Sales of Steel Products and Raw Materials

In the ordinary course of business, Ternium sells steel products and raw materials to subsidiaries of Tenaris. These transactions include:

•	sales of round steel bars done under a long-term agreement to Tenaris’ facilities in Mexico, which amounted to USD45.5 million in 2015, USD170.4 million in 2014 and USD156.7 million in 2013;

•	sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to USD47.4 million in 2015, USD49.7 million in 2014 and USD50.5 million in 2013; and

•	sales of metal building components for a new rolling mill, which amounted to USD0.7 million in 2015, USD2.9 million in 2014 and USD2.9 million in 2013.

In addition, Ternium sold metal building components and long steel products to Techint, a company controlled by San Faustin, which amounted to USD10.0 million in 2015, USD1.9 million in 2014 and USD0.2 million in 2013.

All these sales are made on similar terms and conditions as those for sales made by Ternium to unrelated third parties.

Supply of Natural Gas

Ternium Mexico has natural gas supply agreements with GIMSA, a natural gas distributor and a company in which Ternium Mexico holds 23.44% equity participation. GIMSA sales to Ternium Mexico amounted to USD99.6 million in 2015, USD141.8 million in 2014 and USD118.8 million in 2013.

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

Tecpetrol supplies natural gas at prices and on terms and conditions that are equivalent to those charged by Siderar’s other suppliers of natural gas. Tecpetrol’s sales to Siderar amounted to USD2.6 million in 2015, USD0.4 million in 2014 and USD2.3 million in 2013.

TGN charges Siderar a price to transport its natural gas supplies that is equivalent, on a comparable basis, to prices paid by other industrial users. The Argentine government regulates the framework under which TGN operates and prices its services. TGN’s sales to Siderar amounted to USD1.3 million in 2015, USD1.0 million in 2014 and USD1.3 million in 2013.

Litoral Gas distributes gas to Siderar’s northern plants. The Argentine government regulates the framework under which Litoral Gas operates and establishes a maximum price for its distribution service. Litoral Gas’ sales to Ternium totaled USD1.5 million in 2015, USD1.6 million in 2014 and USD2.1 million in 2013.

Energy Consulting Services provides Siderar with natural gas at market prices. Energy Consulting Services sales amounted to USD14.7 million in 2015, USD11.5 million in 2014 and USD7.2 million in 2013.

Provision of Engineering and Labor Services

Ternium contracts with certain companies controlled by San Faustin specialized in supplying engineering services, construction services, labor and supervision services, for civil and electromechanical works, and cleaning, general maintenance and handling of by-products services. Fees accrued for these services amounted to USD120.0 million in 2015, USD123.4 million in 2014 and USD227.1 million in 2013.

Sales and Purchases of Other Products and Services

Ternium enters into other transactions with companies controlled by San Faustin from time to time. The most important ones include:

•	purchases of plant equipment and spare parts, and technical assistance from Tenova S.p.A. and from other related companies, which amounted to USD5.1 million in 2015, USD5.6 million in 2014 and USD39.0 million in 2013; and

•	purchases of steel products from Tenaris’ subsidiaries, which amounted to USD0.8 million in 2015, USD1.9 million in 2014 and USD1.8 million in 2013.

Administrative Services

Finma S.A., Arhsa S.A. and Techinst S.A., a group of companies controlled by San Faustin in which the Company has a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provide administrative and legal support services to San Faustin’s affiliates in Argentina, including Argentine affiliates of Ternium. Fees accrued for these services amounted to USD11.9 million in 2015, USD11.3 million in 2014 and USD11.9 million in 2013.

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

Dividends from Related Parties

Ternium received dividend payments from Usiminas in an amount of USD1.9 million in 2014.

Other Transactions

In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are considered to be material.

C.	Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-75 for our consolidated financial statements.

Legal Proceedings

Outstanding Legal Proceedings

The following legal proceedings were outstanding as of the date of this report:

Claims related to CSN

In 2013, the Company was notified of a lawsuit filed in Brazil by CSN, and various entities affiliated with CSN, against the Company’s subsidiaries Ternium Investments S.à r.l., its subsidiary Siderar and against Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to holders of 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the court decision, and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal within 2016.

Ternium is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Consejo Administrativo de Defesa Econômica (CADE). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend Ternium’s voting rights with respect to the shares in Usiminas until the review was completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and, on May 19, 2015, CADE formally closed the file.

Ternium believes that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsels and previous decisions issued by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter referred above. Accordingly, no provision was recorded in the consolidated financial statements included elsewhere in this annual report.

Claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the CVM determined that Ternium’s October 2014 acquisition of 51.4 million ordinary shares of Usiminas from PREVI triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter. On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in the first half of 2016. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

Tax matters relating to Siderar

The Administración Federal de Ingresos Públicos, or AFIP – the Argentine tax authority, has challenged the deduction from income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, alleging that these expenses should have been treated as investments or improvements subject to capitalization. Accordingly, AFIP made income tax assessments against Siderar with respect to fiscal years 1995 through 1999.

As of December 31, 2015, Siderar’s aggregate exposure under these assessments (including principal, interest and fines) amounted to approximately USD7.8 million. Siderar appealed each of these assessments before Argentine’s National Tax Court, which, in successive rulings, reduced each of the assessments made by AFIP. The National Tax Court decisions were, however, further appealed by both Siderar and AFIP. On October 6, 2015, the rulings on the reduced assessments for the fiscal years 1995 and 1996 were confirmed by the Argentine Supreme Court.

On May 15, 2014, Siderar was notified of a new National Tax Court ruling approving AFIP’s assessment for fiscal year 1997 in an amount of approximately USD0.5 million (including principal and interest); as the Tax Court did not grant a stay with respect to this decision, Siderar paid the full amount of the ruling, reserving its right to seek reimbursement of that payment.

Based on the National Tax Court decision, management believes that there could be an additional potential cash outflow in connection with this assessment and, as a result, Siderar recognized a provision which, as of December 31, 2015, amounts to USD0.4 million.

Potential Mexican income tax adjustment

In March 2015, the Mexican tax authorities, as part of a tax audit of Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD34 million, plus interest and fines.

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

In addition, Ternium’s board of directors proposed that an annual dividend of USD0.090 per share (USD0.90 per ADS), or approximately USD180.4 million in the aggregate (including the shares held by Ternium), be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 4, 2016. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 13, 2016.

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

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2015. The legal reserve is not available for distribution.

B.	Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details

The Company’s ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “TX.” Trading on the NYSE began on February 1, 2006. As of March 31, 2016, a total of 2,004,743,442 shares were registered in the Company’s shareholder register.

As of March 31, 2016, a total of 489,930,470 shares were registered on behalf of BNY Nominees Limited, related to the Company’s ADR program. On March 31, 2016, the closing price for the Company’s ADSs reported by the NYSE was USD17.98.

New York Stock Exchange

As of March 31, 2016, a total of 48,993,047 ADSs were registered of record. Each ADS represents 10 shares of the Company’s share capital. BNY Mellon acts as the Company’s depositary for issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the high and low daily quoted prices for the Company’s shares, in the form of ADSs, as reported by the NYSE.

	Price per ADS
Five Most Recent Full Financial Years	High	Low
2011	43.26	15.54
2012	24.86	17.63
2013	31.30	19.21
2014	32.24	16.22
2015	21.70	11.71

	Price per ADS
Full Financial Quarters since 2014	High	Low
First quarter 2014	32.24	27.40
Second quarter 2014	30.52	26.36
Third quarter 2014	29.83	24.00
Fourth quarter 2014	23.76	16.22
First quarter 2015	18.83	15.85
Second quarter 2015	21.70	17.31
Third quarter 2015	17.27	11.71
Fourth quarter 2015	16.42	12.05
First quarter 2016	18.27	10.56

	Price per ADS
Last Six Months	High	Low
October 2015	15.24	12.26
November 2015	16.42	14.15
December 2015	14.16	12.05
January 2016	12.16	10.56
February 2016	14.96	11.26
March, 2016	18.27	15.50

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The Company’s authorized share capital is fixed by the Company’s articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. The extraordinary general shareholders’ meeting, held on May 6, 2015, renewed the validity of the Company’s authorized share capital until 2020. As of March 31, 2016, there were 2,004,743,442 shares issued. All issued shares are fully paid.

The Company’s articles of association authorize the board of directors, or any delegate(s) duly appointed by the board of directors, to issue shares within the limits of its authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves, at such times and on such terms and conditions as the board of directors or its delegates may determine. The extraordinary general meeting of shareholders held on May 6, 2015, renewed this authorization through 2020.

The Company’s shareholders have authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital. However, if and from the date the Company’s shares are listed on a regulated market (and only for as long as they are so listed), any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then-existing shareholders (as set out in the articles of association), except in the following cases (in which cases no pre-emptive rights shall apply):

(a)	any issuance of shares for, within, in conjunction with or related to, an initial public offering of the Company’s shares on one or more regulated markets (in one or more instances);

(b)	any issuance of shares against a contribution other than in cash;

(c)	any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares; provided, however, that the pre-emptive subscription rights of the then-existing shareholders shall apply by provision of the Company’s articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares for cash; and

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

Under Article 21 of the articles of association, the Company’s board of directors has the power to distribute interim dividends in accordance with the conditions that apply to commercial companies set forth in particular in Section 72-2 of the Luxembourg Companies Law.

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2015. The legal reserve is not available for distribution.

Voting Rights; Shareholders’ Meetings; Election of Directors

Each share entitles the holder to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law and the Company’s articles of association. Notices of such meetings must be published twice, at least at eight-day intervals, the second notice appearing at least eight days prior to the meeting, in the Luxembourg Official Gazette and in a leading newspaper having general circulation in Luxembourg. In case the Company’s shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also be published in accordance with the publicity requirements of such regulated market. No attendance quorum is required at annual ordinary general shareholders’ meetings and resolutions are adopted by a simple majority vote of the shares present or represented and voted at the meeting. An extraordinary general shareholders’ meeting must have a quorum of at least 50% of the issued and outstanding shares. If a quorum is not reached, such meeting may be reconvened at a later date with no quorum requirements by means of the appropriate notification procedures provided for by Luxembourg company law. In both cases, Luxembourg company law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting be adopted by a two-thirds majority vote of the shares present or represented. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at annual ordinary general shareholders’ meetings. Cumulative voting is not permitted. As the Company’s articles of association do not provide for staggered terms, directors are elected for a maximum of one year and may be reappointed or removed at any time, with or without cause, by resolution passed by a simple majority vote of the shares present or represented and voted. In the case of a vacancy occurring on the board of directors, the remaining directors shall have the right to temporarily fill such vacancy by the affirmative vote of a majority of the remaining directors. The term of a temporary director elected to fill a vacancy shall expire at the end of the term of office of the replaced director; provided however that the next shareholders’ meeting shall be called upon to proceed with the definitive election of any temporary member of the board of directors so elected.

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

Repurchase of Company Shares

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg Companies Law, as amended, and, in the case of acquisitions of shares or ADSs made through the NYSE, with any applicable laws and regulations of such market. See Item 16.E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information on the authorization granted on May 6, 2015, by the Company’s annual general shareholders’ meeting to the Company or its subsidiaries to repurchase the Company’s shares, including shares represented by ADRs.

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

For a discussion of any material contract entered into by us outside of the ordinary course of business during the last two years, see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

D.	Exchange Controls

Many of the countries which are important markets for us or in which we have substantial assets have a history of substantial government intervention in currency markets, volatile exchange rates and government-imposed currency controls. These include Mexico and Argentina. For additional information regarding Ternium’s ability to hedge against exchange rate fluctuations, see Item 3. “Key Information—D. Risk Factors—Risks Relating to our Business—Changes in exchange rates or any limitation in the ability of the Ternium companies, including associates, to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.” Currently, only Argentina has exchange controls or limitations on capital flows—including requirements for the repatriation of export proceeds—in place.

Mexico

Since 1994, the Mexican government has allowed the Mexican peso to float freely against the U.S. dollar. Since September 2008 until March 2009, the value of the Mexican peso against the U.S. dollar declined rapidly mainly as a consequence of the global economic downturn. Between March 2009 and June 2011, the Mexican peso partly recovered its losses mainly reflecting the subsequent recovery of economic activity. Since the second half of 2014, the value of the Mexican peso against the U.S. dollar declined consistently due to a global trend of U.S. dollar appreciation.

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

Argentina

Since 2002, the Argentine government has maintained a “dirty” flotation of the Argentine peso / U.S. dollar exchange rate through frequent interventions in the market. Argentina often experiences high exchange rate volatility. In December 2015, there was a sudden devaluation of the Argentine peso against the U.S. dollar of approximately 34%. Between 2011 and the end of its term in December 2015, the outgoing administration imposed several formal and informal foreign exchange restrictions affecting the free flow of capital, particularly on payments of dividends, imports of goods and services, and royalties. These restrictions changed frequently, driven mainly by the intention of that administration to control the volatility of the Argentine peso/U.S. dollar exchange rate and to try to impede the flight of capital from Argentina. These formal controls on foreign exchange transactions were significantly deregulated soon after the current administration took office in December 2015 and the informal ones were ended. For additional information regarding factors affecting the Argentine economy, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina.” Some of the restrictions on foreign exchange transactions that may affect Ternium are described below.

Investments in Foreign Currency

Each of Ternium’s Argentine subsidiaries is entitled to transfer abroad or purchase foreign currency to be held in Argentina up to USD2 million per month.

Exports of Goods and Services

All proceeds from exports of goods and services must be repatriated and converted into Argentine pesos within the timeframes provided in the applicable regulations. In the case of Ternium’s Argentine subsidiaries, the applicable timeframe for most exports of goods is 90 days from the shipment date irrespective of whether the export is made to affiliated or unaffiliated companies. Proceeds from exports of services have to be repatriated and converted into Argentine pesos within 15 business days from collection.

Imports of Goods

From February 2012 through December 2015, remittances to pay for imports were subject to prior approval by the Argentine tax authorities and the Argentine Secretary of Commerce. The criteria for obtaining such approval were not determined in the applicable regulations. As a result of these measures, during most of 2015, Ternium’s Argentine subsidiaries suffered delays in obtaining foreign currency to pay for imports and recorded overdue accounts payable with foreign suppliers amounting to USD48.8 million by year-end 2015.

Governmental approvals are no longer required for importers to purchase foreign currency to pay for imports of goods.

However, as a result of certain temporary restrictions in effect from December 2015 through most of April 2016 that limited the amounts that importers were entitled to remit abroad to pay for imports of goods shipped before December 18, 2015, the amount of overdue accounts payable of Ternium’s Argentine subsidiaries with foreign suppliers was USD18.1 million as of April 22, 2016, when such temporary restrictions ceased to apply. Ternium’s Argentine subsidiaries are now in the process of settling all such overdue accounts payable. However, the supply of raw materials and equipment by foreign suppliers may be affected until all such overdue accounts payable are settled, as a result of which our production and growth project in the country may be delayed or interrupted, affecting our results of operations, financial condition and net worth.

There are no restrictions on the amounts that may be remitted abroad to pay for imports of goods shipped on or after December 17, 2015.

Imports of Services

Since April 2012, remittances to pay fees and royalties to foreign services providers or technology suppliers have been conditioned upon the receipt of prior approval by the Argentine tax authorities when contracts exceed the aggregate value of USD100,000 or USD10,000 per installment, or if the value of the contract is not determined. This approval entails a formal process but, in practice, does not prevent or delay the payments to be made to foreign services providers.

Due to the informal restrictions on remittances of payments for import services applied by the previous administration of Argentina, Ternium’s Argentine subsidiaries’ overdue accounts payable with foreign services providers amounted to USD8.2 million by year-end 2015.

As a result of certain temporary restrictions in effect from December 2015 through most of April 2016 that limited the amounts that importers were entitled to remit abroad to pay for services rendered, technology utilized, or fees or royalties accrued prior to or on December 16, 2015, Ternium’s Argentine subsidiaries recorded accounts payable with foreign services providers for an amount of USD4.8 million as of April 22, 2016, when such restrictions have ceased to apply.

There are no restrictions on the amounts that may be remitted abroad to pay for services rendered, technology utilized or fees or royalties accrued from December 17, 2015 onward.

Dividends

Ternium’s Argentine subsidiaries may remit abroad dividends to their foreign shareholders so long as (i) dividends result from profits supported on annual audited financials, and (ii) the financials and the dividend payment are approved by a shareholders’ meeting. Interim dividends supported on quarterly financials may not be remitted abroad.

In addition, since February 2013, all remittances of dividends from Argentina must be approved by the Argentine tax authorities before the transfer is made. This approval entails a formal process but, in practice, does not prevent or delay the payments of dividends to foreign shareholders.

Foreign Indebtedness

Foreign lending to Argentine companies (including Ternium’s Argentine subsidiaries) is subject to certain restrictions, including the following:

• The purchase of foreign currency to pay principal and interest is conditioned upon the disbursement proceeds having been transferred to Argentina and converted into Argentine pesos and a minimum 120-day period from such transfer having elapsed before the foreign currency purchase is made. This requirement does not apply to foreign trade financing related either to import or export transactions.

• Starting in February 2013, all remittances to pay interest are required to be approved by the Argentine tax authorities before the transfer is made. This approval entails a formal process but, in practice, does not prevent or delay interest payments under foreign indebtedness.

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

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company, in accordance with applicable law, recorded a special reserve in its tax balance sheet. Dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should not be subject to Luxembourg withholding tax under current Luxembourg law. See note 1 to our consolidated financial statements included elsewhere in this annual report.

Tax regime applicable to realized capital gains

Luxembourg Holders

Luxembourg resident individual holders

Capital gains realized by Luxembourg resident individuals who do not hold their ADSs as part of a commercial or industrial business will only be taxable (at a progressive rate) if they are realized on a sale of ADSs that takes place within the first six months following their acquisition. After the six months period, capital gains are not taxed unless the resident individual holds more than 10% of the share capital of the Company.

If such ADSs are held as part of a commercial or industrial business, capital gains would be taxable in the same manner as income from such business.

Capital gains realized by Luxembourg resident individuals holding (together with his/her spouse and underage children) directly or indirectly more than 10% of the capital of the Company1 will be taxable at a progressive rate, if a holding period of six months following their acquisition elapsed. Within the six-month period, standard rates apply.

Luxembourg resident corporate holders

Capital gains realized upon the disposal of ADSs by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 29.22% for the fiscal years ending 2015 and 2016 for a corporate holder established in Luxembourg-City. The Luxembourg government has announced its intention to reduce the applicable rates as from 2017; however, final measures have not been formally approved yet. An exemption from such taxes may be available to the holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

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

1 Or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and the former holder held at least 10% in the capital of the company at any moment during said five years.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the Government of the Grand Duchy of Luxembourg and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the assumption that each obligation in the ADS deposit agreement and any related agreement will be performed in accordance with its terms.

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

Subject to certain limitations, the Luxembourg tax withheld in accordance with the Treaty and paid over to Luxembourg will be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Luxembourg law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability.

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

Additional U.S. Federal Income Tax Considerations

PFIC rules. Based on the Company’s expected income and assets, the ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gains realized on the sale or other disposition of your ADSs would in general not be treated as capital gain. Furthermore, if you are a U.S. holder, unless you are permitted to elect and you do elect to be taxed annually on a mark-to-market basis with respect to the ADSs, upon sale or disposition of ADSs you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

F.	Dividends and Paying Agents

Not applicable.

G.Statement by Experts

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

We are subject to the reporting requirements of the Exchange Act, as applied to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We prepare quarterly and annual reports containing consolidated financial statements in accordance with IFRS. Our annual consolidated financial statements are certified by an independent accounting firm. We submit quarterly financial information to the SEC on Form 6-K simultaneously with or promptly following the publication of that information in Luxembourg or any other jurisdiction in which the Company’s securities are listed, and will file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from the end of the fiscal year on December 31. These quarterly and annual reports may be reviewed at the SEC’s Public Reference Room. Reports and other information filed electronically with the SEC are also available at the SEC’s website.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The multinational nature of our transactions, operations and customer base expose us to the risk of changes in interest rates, foreign currency exchange rates and commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate market risk and interest rate costs. We do not use derivative financial instruments for other purposes. In addition, in the ordinary course of business Ternium also faces risks with respect to financial instruments that are either non-financial or non-quantifiable. Such risks principally include country risk and credit risk and are not presented in the following analysis. For additional information about our financial risk management, see note 28 to our consolidated financial statements included elsewhere in this annual report.

The following tables provide a breakdown of Ternium’s debt instruments at December 31, 2015, which included fixed and variable interest rate obligations detailed maturity date. The following information should be read together with note 28 “Financial Risk Management” to our consolidated financial statements included elsewhere in this annual report.

At December 31, 2015	Expected maturity in the year ending December 31,
In thousands of U.S. dollars	2016	2017	2018	2019	2020	Thereafter	Total
Non-current Debt
Fixed Rate		629	-	-	-	-	629
Floating Rate		259,211	226,763	28,346	28,346	63,942	606,608

Current Debt
Fixed Rate	461,409	-	-	-	-	-	461,409
Floating Rate	452,377	-	-	-	-	-	452,377

Total (1) (2)	913,786	259,840	226,763	28,346	28,346	63,942	1,521,023

(1)	Borrowings are primarily bank borrowings with third parties. See Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”

(2)	As most borrowings are subject to floating rates that approximate market rates, with contractual repricing that occurs every one, three or six months, the fair value of each borrowing approximates its carrying amount and is not disclosed separately.

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow. The weighted average interest rate of Ternium’s debt was 3.37% at December 31, 2015. This figure, which incorporates a majority of instruments denominated in U.S. dollars, was calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2015.

Total Debt by Currency as of December 31, 2015

In thousands of U.S. dollars
USD	1,354,174
ARP	111,114
COP	40,951
Other	14,784

Total	1,521,023

Interest Rate Exposure Risk

Interest rate movements create a degree of risk by affecting the amount of Ternium’s interest payments and the value of Ternium’s floating-rate debt. Most of Ternium’s long-term borrowings are at variable rates. A minor portion of this debt is fixed through swaps, as described below. Ternium’s total variable interest rate debt amounted to USD1.1 billion (70% of total borrowings) for the year ended December 31, 2015.

Interest Rate Derivative Contracts

During 2012 and 2013, Tenigal entered into several interest rate forward starting swap agreements that fix the interest rate to be paid over an aggregate amount of USD100 million, at an average rate of 1.92%. These agreements became effective in July 2014, will be due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2015, the after-tax cash flow hedge reserve related to these agreements amounted to negative USD0.4 million.

Foreign Exchange Exposure Risk

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other than the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations. A significant portion of Ternium’s business is carried out in currencies other than the U.S. dollar, Ternium’s reporting currency. As a result of this foreign currency exposure, exchange rate fluctuations impact Ternium’s results as reported in its income statement and statement of comprehensive income in the form of both translation risk and transaction risk. Translation risk is the risk that Ternium’s consolidated financial statements for a particular period or as of a certain date may be affected by changes in the prevailing rates of the various functional currencies of the reporting subsidiaries against the U.S. dollar. Transaction risk is the risk that the value of transactions executed in currencies other than the subsidiary’s functional currency may vary according to currency fluctuations.

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

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have functional currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2015. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million exposure to	Functional Currency
	USD	ARP
U.S. dollar (USD)	(n/a )	(100)
EU euro (EUR)	6	(9)
Argentine peso (ARP)	(6)	(n/a )
Mexican peso (MXN)	(381)	—
Colombian peso (COP)	(1)	—
Other currencies	(1)	(2)

We estimate that if the Argentine peso, Mexican peso and Colombian peso had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax income for the year would have been USD3.3 million higher, as a result of net foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly trade receivables, trade payables and other liabilities. This effect would have been offset by the change in the currency translation adjustment recorded in equity.

Considering the same variation of the currencies against the U.S. dollar of all net investments in non-U.S. dollar operations (which amounted to USD1.0 billion as of December 31, 2015), the currency translation adjustment included in total equity would have been USD10.1 million lower, arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real. For further information on the impact of currency translation adjustments on Usiminas, see Item 5. “Operating and Financial Review and Prospects—Overview.”

Foreign Exchange Derivative Contracts

During 2013, 2014 and 2015, Prosid Investments entered into several non-deliverable forward agreements to reduce the interest rate cost of Siderar’s debt denominated in Argentine pesos. As of December 31, 2015, the notional amount on these agreements amounted to USD154.3 million and the net fair value resulting from these agreements was a negative USD18.9 million.

In addition, during the second half of 2015, Siderar entered into future domestic contracts and non-deliverable forward agreements to cover its exposure to due trade payables in U.S. dollars. As of December 31, 2015, the notional amount on future domestic contracts amounted to USD31 million and on non-deliverable forward agreements amounted to USD8 million. As of December 31, 2015, the net fair value resulting from these agreements was USD1.8 million.

Furthermore, during 2014 and 2015, Ferrasa entered into non-deliverable forward agreements to manage the exposure of certain trade receivables denominated in Colombian pesos. As of December 31, 2015, the notional amount on these agreements was USD10.0 million and the net fair value resulting from these agreements was a negative USD613,000.

Commodities Exposure Risk

In the ordinary course of its operations, Ternium’s subsidiaries purchase raw materials, such as iron ore and coal, slabs, and other commodities, including electricity and natural gas. Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. During 2013, 2014 and 2015, Ternium has not hedged any commodity position. For further information on Ternium’s long-term commodity and commodity-related purchase commitments, see note 24(ii) to our consolidated financial statements included elsewhere in this annual report.

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

Fees payable by the Depositary to the Company

Fees incurred in 2015. In 2015, Ternium received no fees or other direct or indirect payment from the Depositary in connection with the deposited securities.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2015). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

Management conducted its assessment of the effectiveness of Ternium’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, management has concluded that Ternium’s internal control over financial reporting, as of December 31, 2015, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The effectiveness of Ternium’s internal control over financial reporting as of December 31, 2015 has been audited by PwC Luxembourg, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm.”

Attestation Report of Registered Public Accounting Firm

See page F-1 of the audited consolidated financial statements included elsewhere in this annual report.

Change in Internal Control over Financial Reporting

In our annual report on Form 20-F for the year ended December 31, 2014, our management reported the following material weakness in our internal control over financial reporting:

The Company’s controls for evaluating and monitoring relevant indicators of value for its equity investments, such as the prices of comparable arm’s length transactions, did not operate effectively. This control deficiency resulted in the restatement of the Company’s consolidated financial statements for the quarter ended September 30, 2014, and the year ended December 31, 2014. Accordingly, our management determined that this control deficiency constituted a material weakness. Because of this material weakness, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2014, based on criteria in Internal Control—Integrated Framework issued by the COSO.

In 2015, we implemented and executed remedial measures to address the material weakness described above, including the following:

•	Reinforcing the monitoring of other potentially relevant indicators of value for its equity investments, such as the book value of such assets determined by others under IFRS, and the price of comparable arm’s length transactions.

•	Providing additional training to personnel to better asses and evaluate the recoverability of its equity investments.

We have concluded that the material weakness described in our annual report on Form 20-F for the year ended December 31, 2014, has been remediated. Other than the remedial measures described above, there were no other significant changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2015, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

In the past, the Company’s board of directors determined that none of the independent members of the audit committee, meets the attributes defined in Item 16A of Form 20-F for “audit committee financial experts.” We do not have an audit committee financial expert because we have concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time as it deems necessary, may engage persons that meet all of the attributes of an “audit committee financial expert” as consultants.

Following Vincent Declaf’s appointment as director and member of the audit committee on September 23, 2015, upon Pedro Pablo Kuczynski’s resignation, the Company’s board of directors has to determine whether or not Mr. Decalf has the attributes to be considered a financial expert. It is expected that the Board of Directors will make such determination at its next meeting to be held on May 4, 2016.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies specifically to our principal executive officers, and principal financial and accounting officer and controller, as well as persons performing similar functions. We have also adopted a code of conduct that applies to all company employees, including contractors, subcontractors and suppliers.

The text of our code of ethics for senior financial officers and code of conduct for employees is posted on our web site at: http://www.ternium.com/estructura-corporativa/gobierno-corporativo/?lang=en.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2015, PwC Luxembourg served as the principal external auditor for the Company. Fees paid to PwC Luxembourg and other PwC member firms in 2015 and 2014 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2015	2014

Audit services fees	3,535	3,450
Audit-related services fees	114	74
Tax services fees	217	204
All other services fees	22	199

Total	3,888	3,928

Audit Services Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries.

Audit-Related Services Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in their annual reports that are filed with their respective regulators.

Tax Services Fees

Tax fees were paid for tax compliance and tax advice professional services.

All Other Services Fees

Fees disclosed in the table above under “All other services fees” consisted primarily of fees paid for consulting services provided in connection with the accounting system migration to SAP and the conversion to IFRS from local GAAP for our Colombian operations.

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

During 2015, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 6, 2015, the Company’s annual general shareholders’ meeting granted an authorization to the Company and to the Company’s subsidiaries to purchase, acquire or receive, from time to time, shares of the Company, including shares represented by ADRs (collectively, “Securities”), on the following terms and conditions:

•	The maximum number of Securities acquired pursuant to this authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the Securities are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market. The number of Securities acquired as a block may amount to the maximum permitted amount of purchases.

•	The purchases, acquisitions or receipt of Securities may be made in one or more transactions as the Board of Directors of the Company or the board of directors or other governing body of the relevant entity, as applicable, considers advisable.

•	The purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s ADRs on the New York Stock Exchange during the five trading days in which transactions in the ADRs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADRs are purchased. In the case of purchases of Securities other than in the form of ADRs, the maximum and minimum per Security purchase prices shall be equal to the prices that would have applied in case of an ADR purchase pursuant to the formula above divided by the number of underlying shares represented by an ADR at the time of the relevant purchase. Such maximum and minimum purchase prices shall also apply to over-the-counter or off-market transactions. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorization (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled.

•	The above maximum and minimum purchase prices shall, in the event of a change in the par value of the Securities, a capital increase by means of a capitalization of reserves, a distribution of Securities under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity, be adapted automatically, so that the impact of any such transaction on the value of the Securities shall be reflected.

•	The acquisitions of Securities may not have the effect of reducing the Company’s net assets below the sum of the Company’s share capital plus its undistributable reserves.

•	Only fully paid-up Securities may be acquired pursuant to this authorization.

•	The acquisitions of Securities may be carried out for any purpose, as may be permitted under applicable laws and regulations, including, without limitation, to reduce the share capital of the Company, to offer such Securities to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to the Company’s or the Company’s subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments.

•	The acquisitions of Securities may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the Securities are traded, through public offers to all shareholders of the Company to buy Securities, through the use of derivative financial instruments or option strategies, or in over the counter or off-market transactions or in any other manner.

•	The acquisitions of Securities may be carried out at any time and from time to time during the duration of the authorization, including during a tender offer period, as may be permitted under applicable laws and regulations.

•	The authorization granted to acquire Securities shall be valid for such maximum period as may be provided for under applicable Luxembourg law as in effect from time to time (such maximum period being, as of to date, five years).

•	The acquisitions of Securities shall be made at such times and on such other terms and conditions as may be determined by the Board of Directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that any such purchase shall comply with Article 49-2 et. seq. of the Luxembourg Companies Law (or any successor law) and, in the case of acquisitions of Securities made through a stock exchange in which such Securities are traded, with any applicable laws and regulations of such market.

In the future, we may, on the terms and subject to the conditions above referenced, initiate a share capital repurchase or similar program or engage in other transactions pursuant to which we would repurchase, directly or indirectly, the Company’s Securities. In addition, we or our subsidiaries may enter into transactions involving sales or purchases of derivatives or other instruments (either settled in cash or through physical delivery of securities) with returns linked to the Company’s Securities. The timing and amount of repurchase transactions under any such program, or sales or purchases of derivatives or other instruments, would depend on market conditions as well as other corporate and regulatory considerations.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Our corporate governance practices are governed by Luxembourg Companies Law and our articles of association. As a Luxembourg company listed on the NYSE, we are not required to comply with all of the corporate governance listing standards of the NYSE. We, however, believe that our corporate governance practices meet or exceed, in all material respects, the corporate governance standards that are generally required for controlled companies by the NYSE but the following is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required for controlled companies by the NYSE (provided that our corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed here):

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

Item 18. Financial Statements

See pages F-1 through F-75 of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of May 6, 2015*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***

4.3	Amended and Restated Shareholders Agreement, dated January 16, 2012, between Caixa dos Empregados da Usiminas, Confab Industrial S.A., Metal One Corporation, Mitsubishi Corporation do Brasil, S.A., Nippon Steel Corporation, Nippon Usiminas Co., Ltd., Prosid Investments S.C.A., Siderar S.A.I.C., and Ternium Investments S.àr.l.****

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 1, 2015 (File No. 001-32734 15904430).

**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

***	Incorporated by reference to the Registration Statement on Form F-1 filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on April 25, 2012 (File No. 001-32734 12780429).

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 29, 2016	TERNIUM S.A.

	By	/s/ Pablo Brizzio
	Name:	Pablo Brizzio
	Title:	Chief Financial Officer

TERNIUM S.A.

Consolidated Financial Statements

as of December 31, 2015 and 2014 and

for the years ended on December 31, 2015, 2014 and 2013

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at 31 December 2015 and 31 December 2014, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

F-1

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers, Société coopérative	Luxembourg, 29 April 2016
Represented by

/s/ Mervyn R. Martins
Mervyn R. Martins

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2015	2014	2013

Net sales	5	7,877,449	8,726,057	8,530,012
Cost of sales	6	(6,477,272)	(6,925,169)	(6,600,292)

Gross profit		1,400,177	1,800,888	1,929,720

Selling, general and administrative expenses	7	(770,292)	(816,478)	(843,311)
Other operating income (expenses), net	9	9,454	71,751	23,014

Operating income		639,339	1,056,161	1,109,423

Finance expense	10	(89,489)	(117,866)	(132,113)
Finance income	10	7,981	7,685	9,517
Other financial income (expenses), net	10	(17,922)	40,731	(12,879)
Equity in (losses) earnings of non-consolidated companies	3 & 14	(272,810)	(751,787)	(31,609)

Profit before income tax expense		267,099	234,924	942,339

Income tax expense	11	(207,320)	(339,105)	(349,426)

Profit (Loss) for the year		59,779	(104,181)	592,913

Attributable to:
Owners of the parent		8,127	(198,751)	455,425
Non-controlling interest		51,652	94,570	137,488

Profit (Loss) for the year		59,779	(104,181)	592,913

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted (losses) earnings per share for profit attributable to the owners of the parent (expressed in USD per share)		0.00	(0.10)	0.23

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2015	2014	2013

Profit (Loss) for the year	59,779	(104,181)	592,913

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(409,767)	(270,773)	(301,943)
Currency translation adjustment from participation in non-consolidated companies	(230,774)	(119,808)	(201,362)
Changes in the fair value of derivatives classified as cash flow hedges and available-for-sale financial instruments	1,277	(3,016)	1,805
Income tax relating to cash flow hedges and available-for-sale financial instruments	(371)	638	(541)
Changes in the fair value of derivatives classified as cash flow hedges from participation in non-consolidated companies	-	154	6,869
Others from participation in non-consolidated companies	(4,140)	(5,642)	6,113

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	5,277	(27,561)	(7,714)
Income tax relating to remeasurement of post employment benefit obligations	(1,946)	7,711	2,224

Other comprehensive loss for the year, net of tax	(640,444)	(418,297)	(494,549)

Total comprehensive (loss) income for the year	(580,665)	(522,478)	98,364

Attributable to:
Equity holders of the Company	(457,750)	(495,603)	98,856
Non-controlling interest	(122,915)	(26,875)	(492)

Total comprehensive (loss) income for the year	(580,665)	(522,478)	98,364

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2015		December 31, 2014
ASSETS

Non-current assets
Property, plant and equipment, net	12	4,207,566		4,481,027
Intangible assets, net	13	888,206		948,886
Investments in non-consolidated companies	14	250,412		748,178
Deferred tax assets	20	98,058		115,626
Receivables, net	15	36,147		47,482
Trade receivables, net		-	5,480,389	91	6,341,290

Current assets
Receivables	15	89,484		112,229
Derivative financial instruments	22	1,787		4,338
Inventories, net	17	1,579,120		2,134,034
Trade receivables, net	16	511,464		720,214
Other investments	18	237,191		149,995
Cash and cash equivalents	18	151,491	2,570,537	213,303	3,334,113
Non-current assets classified as held for sale			11,667		14,756
			2,582,204		3,348,869
Total Assets			8,062,593		9,690,159

EQUITY
Capital and reserves attributable to the owners of the parent			4,033,148		4,697,201

Non-controlling interest			769,849		937,502
Total Equity			4,802,997		5,634,703

LIABILITIES

Non-current liabilities
Provisions	19	8,142		9,067
Deferred tax liabilities	20	609,514		670,523
Other liabilities	21	320,673		371,900
Trade payables		13,413		11,969
Borrowings	23	607,237	1,558,979	900,611	1,964,070

Current liabilities
Current income tax liabilities		41,064		51,083
Other liabilities	21	156,654		210,206
Trade payables		568,478		564,513
Derivative financial instruments	22	20,635		1,376
Borrowings	23	913,786	1,700,617	1,264,208	2,091,386
Total Liabilities			3,259,596		4,055,456
Total Equity and Liabilities			8,062,593		9,690,159

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2015	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703
Profit for the period							8,127	8,127	51,652	59,779
Other comprehensive income (loss) for the year
Currency translation adjustment						(464,278)		(464,278)	(176,263)	(640,541)
Remeasurement of post employment benefit obligations				1,535				1,535	1,796	3,331
Cash flow hedges and others, net of tax				714				714	192	906
Others				(3,848)				(3,848)	(292)	(4,140)

Total comprehensive loss for the year	-	-	-	(1,599)	-	(464,278)	8,127	(457,750)	(122,915)	(580,665)

Dividends paid in cash (5)							(176,677)	(176,677)	-	(176,677)
Dividends paid in cash to non-controlling interest								-	(32,743)	(32,743)
Contributions from non-controlling shareholders in consolidated subsidiaries (6)								-	30,870	30,870
Sale of participation in subsidiary companies (7)								-	1,509	1,509
Acquisition of non-controlling interest (8)				(29,626)				(29,626)	(44,374)	(74,000)

Balance at December 31, 2015	2,004,743	(150,000)	(23,295)	1,444,394	(2,324,866)	(2,300,335)	5,382,507	4,033,148	769,849	4,802,997

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2015, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2015, the Company held 41,666,666 shares as treasury shares.

(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (0.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.090 per share (USD 0.90 per ADS). Related to the dividends distributed on May 6, 2015, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to USD 3.7 million were included in equity as less dividend paid.

(6) Corresponds to the contribution made by Nippon Steel Corporation in connection with its participation in Tenigal, S.R.L. de C.V..

(7) Corresponds to the sale of the participation in Ferrasa Panamá S.A. See note 2.b.

(8) Corresponds to the acquisition on the non-controlling interest in Ferrasa S.A.S. See note 2.b.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2014	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044
Loss for the year							(198,751)	(198,751)	94,570	(104,181)
Other comprehensive income (loss) for the year
Currency translation adjustment						(272,495)		(272,495)	(118,086)	(390,581)
Remeasurement of post employment benefit obligations				(17,871)				(17,871)	(1,979)	(19,850)
Cash flow hedges, net of tax				(1,327)				(1,327)	(897)	(2,224)
Others				(5,159)				(5,159)	(483)	(5,642)

Total comprehensive loss for the year	-	-	-	(24,357)	-	(272,495)	(198,751)	(495,603)	(26,875)	(522,478)

Dividends paid in cash (5)							(147,231)	(147,231)	-	(147,231)
Dividends paid in cash to non-controlling interest								-	(33,632)	(33,632)

Balance at December 31, 2014	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2014, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2014, the Company held 41,666,666 shares as treasury shares.

(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (0.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (58.9) million.

(4)Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.075 per share (USD 0.75 per ADS). Related to the dividends distributed on May 7, 2014, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to USD 3.1 million were included in equity as less dividend paid.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2013	2,004,743	(150,000)	(23,295)	1,493,201	(2,324,866)	(1,199,814)	5,569,214	5,369,183	1,065,730	6,434,913
Profit for the year							455,425	455,425	137,488	592,913
Other comprehensive income (loss) for the year
Currency translation adjustment						(363,748)		(363,748)	(139,557)	(503,305)
Remeasurement of post employment benefit obligations				(5,126)				(5,126)	(364)	(5,490)
Cash flow hedges and others, net of tax				6,813				6,813	1,317	8,130
Others				5,492				5,492	624	6,116

Total comprehensive income for the year	-	-	-	7,179	-	(363,748)	455,425	98,856	(492)	98,364

Acquisition of non-controlling interest (5)				(404)				(404)	(525)	(929)
Dividends paid in cash (6)							(127,600)	(127,600)	-	(127,600)
Dividends paid in cash to non-controlling interest								-	(66,704)	(66,704)

Balance at December 31, 2013	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2013, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2013, the Company held 41,666,666 shares as treasury shares.

(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 1.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Corresponds to the acquisition of the non-controlling interest held by Siderúrgica de Caldas S.A.S., a subsidiary of Ternium S.A., in Procesadora de Materiales Industriales S.A. in April 2013.

(6) Represents USD 0.065 per share (USD 0.65 per ADS). Related to the dividends distributed on May 10, 2013, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to USD 2.7 million were included in equity as less dividend paid.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2015	2014	2013

Cash flows from operating activities
Profit (Loss) for the year		59,779	(104,181)	592,913
Adjustments for:
Depreciation and amortization	12 & 13	433,788	414,797	377,133
Income tax accruals less payments	26(b)	(23,932)	(39,529)	(24,177)
Equity in losses of non-consolidated companies	3 & 14	272,810	751,787	31,609
Interest accruals less payments	26(b)	5,496	5,162	(16,869)
Results on the sale of participation in subsidiary companies	2(c)	1,739	-	-
Changes in provisions	19	3,180	92	7,330
Changes in working capital (1)	26(b)	509,144	(550,980)	114,611
Net foreign exchange results and others		61,487	28,696	9,624

Net cash provided by operating activities		1,323,491	505,844	1,092,174

Cash flows from investing activities
Capital expenditures	12 & 13	(466,643)	(443,463)	(883,317)
Acquisition of business/stake - Purchase consideration Usiminas	3 & 14	-	(249,032)	-
(Increase) Decrease in other investments	18	(85,946)	18,258	(1,802)
Proceeds from the sale of property, plant and equipment		1,217	1,473	2,133
Sale of participation in subsidiary company, net of cash disposed	2(c)	(673)	-	-
Loans granted to non-consolidated companies - Techgen	14	(10,416)	-	-
Dividends received from non-consolidated companies		-	-	207
Investments in non-consolidated companies - Techgen	14	(9,600)	(3,010)	-

Net cash used in investing activities		(572,061)	(675,774)	(882,779)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(176,677)	(147,231)	(127,600)
Dividends paid in cash to non-controlling interests		(32,743)	(33,632)	(66,704)
Contributions from non-controlling shareholders in consolidated subsidiaries		30,870	-	-
Acquisition of non-controlling interest	2(c)	(74,000)	-	(929)
Proceeds from borrowings		822,663	1,038,820	1,863,868
Repayments of borrowings		(1,379,747)	(773,396)	(2,134,711)

Net cash (used in) provided by financing activities		(809,634)	84,561	(466,076)

Decrease in cash and cash equivalents		(58,204)	(85,369)	(256,681)

Movement in cash and cash equivalents
At January 1,		213,303	307,218	560,307
Effect of exchange rate changes		(3,608)	(8,546)	(8,635)
Initial cash of Peña Colorada and Exiros		-	-	12,227
Decrease in cash and cash equivalents		(58,204)	(85,369)	(256,681)

Cash and cash equivalents at December 31, (2)		151,491	213,303	307,218

(1) The working capital is impacted by non-cash movement of USD (210.6) million as of December 31, 2015 (USD (149.9) million and USD (157.7) million as of December 31, 2014 and 2013, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2) It includes restricted cash of USD 88, USD 93 and USD 869 as of December 31, 2015, 2014 and 2013, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 237,191, USD 149,995 and USD 169,503 as of December 31, 2015, 2014 and 2013, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

Notes to the Consolidated Financial Statements

1.	GENERAL INFORMATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2015, there were 2,004,743,442 shares issued. All issued shares are fully paid.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

1.	GENERAL INFORMATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2015 and 2014, this special tax reserve amounted to USD 7.1 billion and USD 7.3 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2.	BASIS OF PRESENTATION

a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2016), as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated equity and consolidated financial situation of Ternium at 31 December 2015, and the consolidated results of its operations, the Changes in the Consolidated Statement of Comprehensive Income, the Changes in Consolidated Net Equity and the Consolidated Cash Flows of Ternium for the year then ended.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.

These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s consolidated financial statements.

These consolidated financial statements have been approved for issue by the Board of Directors on February 23, 2016.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

2.	BASIS OF PRESENTATION (continued)

	Country of		Percentage of ownership at December 31,
Company	Organization	Main activity	2015	2014	2013

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Solutions A.G. (1)	Switzerland	Services	100.00%	100.00%	100.00%
Ternium Brasil S.A. (1)	Brazil	Holding	100.00%	100.00%	100.00%
Ternium Investments Switzerland AG (1)	Switzerland	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L.U. (1)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (1)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Siderúrgica do Norte Fluminense S.A. (2)	Brazil	Manufacturing and selling of steel products	-	-	100.00%
Consorcio Siderurgia Amazonia S.L. (3)	Spain	Holding	-	-	94.38%
Siderar S.A.I.C. (4)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.94%
Impeco S.A. (5)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.97%
Prosid Investments S.A. (5)	Uruguay	Holding	60.94%	60.94%	60.94%
Ternium Mexico S.A. de C.V. (6)	Mexico	Holding	88.72%	88.72%	88.72%
Hylsa S.A. de C.V. (7)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Las Encinas S.A. de C.V. (7)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.72%	88.72%	88.72%
Ferropak Comercial S.A. de C.V. (7)	Mexico	Scrap services company	88.72%	88.72%	88.72%
Ferropak Servicios S.A. de C.V. (7)	Mexico	Services	88.72%	88.72%	88.72%
Galvacer America Inc (7)	USA	Distributing company	88.72%	88.72%	88.72%
Galvamet America Corp (7)	USA	Manufacturing and selling of insulated panel products	88.72%	88.72%	88.72%
Transamerica E. & I. Trading Corp. (7)	USA	Scrap services company	88.72%	88.72%	88.72%
Técnica Industrial S.A. de C.V. (7)	Mexico	Services	88.72%	88.72%	88.72%
Corporativo Grupo Imsa S.A. de C.V. (7)	Mexico	Services	88.72%	88.72%	88.72%
Acedor, S.A. de C.V. (7)	Mexico	Holding	88.72%	88.72%	88.72%
Ternium Gas México S.A. de C.V. (8)	Mexico	Financial Services	88.72%	88.72%	88.72%
Ecore Holding S. de R.L. de C.V. (9)	Mexico	Holding	-	-	88.72%
Treasury Services S.A. de C.V. (9)	Mexico	Financial Services	-	-	88.72%
APM, S.A. de C.V. (9)	Mexico	Manufacturing and selling of steel products	-	-	88.72%
Acerus S.A. de C.V. (9)	Mexico	Manufacturing and selling of steel products	-	-	88.72%
Neotec L.L.C. (10)	USA	Holding	-	-	88.72%
Ternium Internacional Guatemala S.A. (11)	Guatemala	Selling of steel products	99.98%	99.98%	99.98%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (12)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.36%	44.36%	44.36%
Peña Colorada Servicios S.A. de C.V. (12)	Mexico	Services	44.36%	44.36%	44.36%
Exiros B.V. (12)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (13)	Mexico	Medical and Social Services	66.09%	66.09%	66.09%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

2.	BASIS OF PRESENTATION (continued)

	Country of		Percentage of ownership at December 31,
Company	Organization	Main activity	2015	2014	2013

Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.91%	99.91%	99.91%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ferrasa S.A.S. (14)	Colombia	Manufacturing and selling of steel products	100.00%	54.00%	54.00%
Perfilamos del Cauca S.A.S. (14)	Colombia	Manufacturing and selling of steel products	100.00%	54.00%	54.00%
Siderúrgica de Caldas S.A.S. (14)	Colombia	Manufacturing and selling of steel products	100.00%	54.00%	54.00%
Procesadora de Materiales Industriales S.A. (14)	Colombia	Scrap services company	100.00%	54.00%	54.00%
Figuraciones S.A.S. (15)	Colombia	Manufacturing and selling of steel products	-	-	54.00%
Tenigal S. de R.L. de C.V. (16)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Internacional S.A. (17)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (17)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (17)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Treasury Services S.A. (17)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (18)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (19)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional de Colombia S.A.S. (19)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (20)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (formerly Ternium Engineering & Services S.A.) (21)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de Argentina S.A. (22)	Argentina	Engineering and other services	-	100.00%	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	100.00%
Ternium Treasury Services B.V. (23)	Netherlands	Financial Services	-	-	100.00%
Soluciones Integrales de Gestión S.A. (24)	Argentina	Other services	100.00%	100.00%	100.00%
Ferrasa Panamá, S.A. (25)	Panama	Manufacturing and selling of steel products	-	54.00%	54.00%
Aceros Transformados de Panamá, S.A. (25)	Panama	Manufacturing and selling of steel products	-	54.00%	54.00%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

2.	BASIS OF PRESENTATION (continued)

(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.

(2) This company was sold on January 9, 2014.

(3) This company was dissolved as of December 17, 2014.

(4) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%.

(5) Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.

(6) Indirectly through Siderar S.A.I.C., Ternium Internacional S.A. and Ternium Internacional España S.L.U. Total voting rights held 99.93%.

(7) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.

(8) Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.

(9) Merged with Ternium Mexico S.A. de C.V. during the first quarter of 2014.

(10) This company was dissolved as of September 5, 2014.

(11) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100%.

(12) Total voting rights held: 50.00%.

(13) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.

(14) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 100.00%. See note 2.c.

(15) This company was dissolved as of December 24, 2014.

(16) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 51.00%.

(17) Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%.

(18) Indirectly through Ternium Internacional S.A. and Ternium Internationaal B.V. Total voting rights held 100.00%.

(19) Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%.

(20) Since fourth quarter 2014, indirectly through Ternium Investments Switzerland AG (100.00%). Total voting rights held: 100.00%. Before that, indirectly through Ternium Internacional S.A.

(21) Indirectly through Ternium Internacional Inc.. Total voting rights held 100.00%.

(22) Merged with Soluciones Integrales de Gestión S.A. during the third quarter of 2015.

(23) Merged with Ternium Internationaal B.V. during the fourth quarter of 2014.

(24) Since third quarter 2015, indirectly through Ternium Investments S.à.r.l.,Ternium Internacional España S.L.U. and Technology & Engineering Services S.A. Total voting rights held: 100.00%. Before that, indirectly through Ternium Investments S.à.r.l. and Ternium Treasury Services S.A.

(25) These companies were sold during the first quarter of 2015. See note 2.c.

The most important non-controlling interest is related to the investment in Siderar S.A.I.C., which is a company listed in the Buenos Aires Stock Exchange. All the information related to this investment could be found in the Buenos Aires Stock Exchange webpage.

b) Acquisition of non-controlling interest in Ferrasa S.A.S.

On January 20, 2015, Ternium entered into an agreement to acquire the remaining 46% interest in Ferrasa for a total consideration of USD 74.0 million. The Ferrasa transaction closed on April 7, 2015 and it was accounted for as an acquisition of non-controlling interest resulting in a decrease of equity attributable to the owners of the parent company amounting to USD 29.6 million. In addition, on January 20, 2015, Ternium sold its 54% interest in Ferrasa Panamá S.A. for a total consideration of USD 2.0 million, with no significant impact in these financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

3.	ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS

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

Upon closing of the transaction on January 16, 2012, Ternium Investments, Siderar and TenarisConfab joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel & Sumitomo Metal Corporation (f.k.a. Nippon Steel Corporation) (“NSSMC”) acquired from CEU 8.5 million ordinary shares. In addition, Ternium Investments, Siderar, Prosid and TenarisConfab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group; most decisions in that control group are subject for its approval to a 65% majority of the control group shares. As a result of these transactions, the control group, which held 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, was then formed as follows: NSSMC Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium Investments, Siderar (and Prosid), and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders agreement. During 2012, the Company completed its purchase price allocation procedures and determined a notional goodwill included within the investment balance of USD 583 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

3.	ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS (continued)

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

Usiminas’ financial statements as of December 31, 2015 described a downgraded economic scenario for the company that caused a significant impact on its financial leverage and cash generation. In addition, Usiminas’ auditors (KPMG) included in their report on these financial statements an emphasis of matter paragraph which, without qualifying their opinion, indicated the existence of “a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern” as a result of the risk of not achieving an action plan defined by Usiminas’ management to equalize its financial obligations with cash generation. Consequently, Ternium, in a conservative approach and considering the guidance of IAS 36, assessed the recoverable value of its investment in Usiminas based on Usiminas ordinary shares average market price for December 2015, and impaired its investment by USD 191.9 million. The resulting book value of Ternium’s investment in Usiminas as of December 31, 2015 is USD 240.0 million (see note 14).

At December 31, 2015, the closing price of the Usiminas’ ordinary shares as quoted on the BM&FBovespa Stock Exchange was BRL 4.02 (approximately USD 1.03) per share, giving Ternium’s ownership stake a market value of approximately USD 171.0 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

4.	ACCOUNTING POLICIES

These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2014.

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

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

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

Joint arrangements are understood as combinations in which there are contractual agreements by virtue of which two or more companies hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners. A joint arrangement is classed as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets.

Investments in non-consolidated companies (associated companies and joint ventures) are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

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

Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for the Argentine and the Brazilian subsidiaries and non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each statement of financial position;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii) all resulting translation differences are recognized within other comprehensive income.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

4.	ACCOUNTING POLICIES (continued)

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the "available for sale reserve" in equity. Ternium had no such assets or liabilities for any of the periods presented.

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

•   Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2015 and 2014, there are no instruments classified under this category;

•   Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

•   Available-for-sale ("AFS") financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income ("OCI") with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2015 and 2014, there are no AFS amounts and USD 35 million classified under this category, respectively;

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

4.	ACCOUNTING POLICIES (continued)

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The Company first assesses whether objective evidence of impairment exists.

For loans and receivables category and for held-to-maturity investments, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial Risk management".

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

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

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2015, 2014 and 2013.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount (see Note 4 (f) "Impairment").

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

4.	ACCOUNTING POLICIES (continued)

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2015, 2014 and 2013, is approximately 10%, 10% and 9% per year, respectively.

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

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested. The impairment losses on goodwill cannot be reversed.

As of December 31, 2015 and 2014, the carrying amount of goodwill allocated to the Mexico CGUs was USD 662.3 million, of which USD 619.8 million corresponds to steel operations and USD 42.5 million to mining operations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

4.	ACCOUNTING POLICIES (continued)

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2015, 2014 and 2013 totaled USD 6.2 million, USD 8.0 million and USD 7.6 million, respectively.

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

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

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

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

4.	ACCOUNTING POLICIES (continued)

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

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium's weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2015 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 9.59%.

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

Except for the impairment in connection with the investment in Usiminas in 2015, 2014 and 2012, during the years 2015, 2014 and 2013, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill). For the impairment in connection with the investment in Usiminas, see notes 2(b) and 3.

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

Income from financial instruments at fair value through profit or loss is recognized in Other financial income (expenses), net in the consolidated income statement. The fair value of quoted investments is based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

4.	ACCOUNTING POLICIES (continued)

(h)	Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including production stripping costs, depreciation of fixed assets related to the mining activity and amortization of mining assets for those mines under production.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (aa) (4)).

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

The carrying value of non-current assets classified as held for sale, at December 31, 2015 and 2014 totals USD 11.7 million and USD 14.8 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

4.	ACCOUNTING POLICIES (continued)

(l)	Borrowings

Borrowings are recognized initially for an amount equal to the net proceeds received. In subsequent periods, borrowings are stated at amortized cost following the effective interest method.

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

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

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

Deferred tax assets and liabilities are re-estimated if tax rates change. These amounts are charged or credited to the consolidated income statement or to the item “Other comprehensive income for the year” in the consolidated statement of comprehensive income, depending on the account to which the original amount was charged or credited.

(n)	Employee liabilities

(1)	Post-employment obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

4.	ACCOUNTING POLICIES (continued)

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

The defined contribution plans provide a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

4.	ACCOUNTING POLICIES (continued)

Argentina

Siderar implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

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

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2015 and 2014, the outstanding liability corresponding to the Program amounts to USD 19.5 million and USD 22.5 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2015 and 2014, is USD 21.4 million and USD 24.4 million, respectively.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

(4) Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

4.	ACCOUNTING POLICIES (continued)

(o)	Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

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

The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2015, 2014 and 2013, the capitalized borrowing costs are not material.

(s)	Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

4.	ACCOUNTING POLICIES (continued)

(t)	Stripping costs

Stripping costs are the costs associated with the removal of overburden and other waste materials and can be incurred before the mining production commences (“development stripping”) or during the production stage (“production stripping”).

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

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year, excluding the average number of shares of the parent Company held by the Group. There are no dilutive securities for the periods presented.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

4.	ACCOUNTING POLICIES (continued)

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

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2015 and 2014, the effective portion of designated cash flow hedges (net of taxes) amounted to USD (0.4) million and USD (0.4) million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 26 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial risk management".

(y)	Treasury shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal. The gains and losses on disposal of treasury shares are recognized under "Reserves" in the consolidated statement of financial position.

(z)	Cash flow

The consolidated statements of cash flows have been prepared using the indirect method and contain the use of the following expressions and their respective meanings:

a) Operating activities: activities that constitute ordinary Group revenues, as well as other activities that cannot be qualified as investing or financing.

b) Investing activities: acquisition, sale or disposal by other means of assets in the long-term and other investments not included in cash and cash equivalents.

c) Financing activities: activities that generate changes in the size and composition of net equity and liabilities that do not form part of operating activities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

4.	ACCOUNTING POLICIES (continued)

(aa)	Critical Accounting Estimates

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

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2015 was 9.59% and no impairment charge resulted from the impairment test performed.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

4.	ACCOUNTING POLICIES (continued)

(3)	Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 8.1 million and USD 9.1 million as of December 31, 2015 and 2014, respectively.

(4)	Allowance for obsolescence of supplies and spare parts and slow-moving inventory

Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management's analysis of their aging. In connection with supplies and spare parts, the calculation is based on management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.

As of December 31, 2015 and 2014, the Company recorded no allowance for net realizable value and USD 32.4 million and USD 48.0 million, respectively, as allowance for obsolescence.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

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

•  whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;

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

Considering that some of the impairment indicators were identified as of December 31, 2015, the Company tested all its CGUs for impairment, resulting in no impairment charges to be recognized. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible. For the impairment in connection with the investment in Usiminas in 2015, 2014 and 2012, see note 3.

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

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2015 and 2014, allowance for doubtful accounts totals USD 7.6 million and USD 11.4 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

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

• Asset retirement obligations may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

(8)	Post-employment obligation estimates

The Company estimates at each year-end the provision necessary to meet its post-employment obligations in accordance with the advice from independent actuaries. The calculation of post-employment and other employee obligations requires the application of various assumptions. The main assumptions for post-employment and other employee obligations include discount rates, compensation growth rates, pension growth rates and life expectancy.  Changes in the assumptions could give rise to adjustments in the results and liabilities recorded and might have an impact on the post-employment and other employee obligations recognized in the future.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

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

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

5.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2015
	Steel	Mining	Inter- segment eliminations	Total
IFRS

Net sales	7,875,161	203,105	(200,817)	7,877,449
Cost of sales	(6,456,584)	(214,651)	193,963	(6,477,272)

Gross profit	1,418,577	(11,546)	(6,854)	1,400,177

Selling, general and administrative expenses	(757,078)	(13,214)	-	(770,292)
Other operating income, net	9,151	303	-	9,454

Operating income - IFRS	670,650	(24,457)	(6,854)	639,339

Management view
Net sales	7,875,161	216,095	(213,807)	7,877,449
Operating income	1,012,282	(3,490)	(640)	1,008,152
Reconciliation items:
Differences in Cost of sales				(368,813)

Operating income - IFRS				639,339

Financial income (expense), net				(99,430)
Equity in (losses) earnings of non-consolidated companies				(272,810)

Income before income tax expense - IFRS				267,099

Depreciation and amortization - IFRS	(384,380)	(49,408)	-	(433,788)

	Year ended December 31, 2014
	Steel	Mining	Inter- segment eliminations	Total
IFRS

Net sales	8,700,521	313,157	(287,621)	8,726,057
Cost of sales	(6,960,009)	(255,216)	290,056	(6,925,169)

Gross profit	1,740,512	57,941	2,435	1,800,888

Selling, general and administrative expenses	(799,844)	(16,634)	-	(816,478)
Other operating income, net	70,725	1,026	-	71,751

Operating income - IFRS	1,011,393	42,333	2,435	1,056,161

Management view
Net sales	8,700,521	333,718	(308,182)	8,726,057
Operating income	830,312	65,671	(1,504)	894,479
Reconciliation items:
Differences in Cost of sales				161,682

Operating income - IFRS				1,056,161

Financial income (expense), net				(69,450)
Equity in (losses) earnings of non-consolidated companies				(751,787)

Income before income tax expense - IFRS				234,924

Depreciation and amortization - IFRS	(369,197)	(45,600)	-	(414,797)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

5.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2013
	Steel	Mining	Inter- segment eliminations	Total
IFRS

Net sales	8,459,943	386,466	(316,397)	8,530,012
Cost of sales	(6,645,180)	(268,307)	313,195	(6,600,292)

Gross profit	1,814,763	118,159	(3,202)	1,929,720

Selling, general and administrative expenses	(820,338)	(22,973)	-	(843,311)
Other operating income, net	23,070	(56)	-	23,014

Operating income - IFRS	1,017,495	95,130	(3,202)	1,109,423

Management view
Net sales	8,459,943	505,603	(435,534)	8,530,012
Operating income	777,505	219,610	(3,202)	993,913
Reconciliation items:
Differences in Cost of sales				115,510

Operating income - IFRS				1,109,423

Financial income (expense), net				(135,475)
Equity in (losses) earnings of non-consolidated companies				(31,609)

Income before income tax expense - IFRS				942,339

Depreciation and amortization - IFRS	(344,415)	(32,718)	-	(377,133)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2015
	Mexico	Southern region	Other markets	Total

Net sales	4,395,273	2,572,723	909,453	7,877,449

Non-current assets (1)	4,166,148	682,705	246,919	5,095,772

	Year ended December 31, 2014
	Mexico	Southern region	Other markets	Total

Net sales	4,911,989	2,648,512	1,165,556	8,726,057

Non-current assets (1)	4,248,087	916,447	265,379	5,429,913

	Year ended December 31, 2013
	Mexico	Southern region	Other markets	Total

Net sales	4,260,676	2,952,372	1,316,964	8,530,012

Non-current assets (1)	4,314,223	1,078,966	277,210	5,670,399

(1) Includes Property, plant and equipment and Intangible assets

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

5.	SEGMENT INFORMATION (continued)

REVENUES BY PRODUCT

	Year ended December 31,
	2015	2014	2013

Semi-finished (1)	88,264	209,061	202,826
Hot rolled (2)	3,049,433	3,581,566	3,416,674
Cold rolled	1,176,019	1,297,969	1,314,392
Coated (3)	3,004,700	3,061,580	2,906,477
Roll-formed and tubular (4)	509,034	514,586	585,627
Steel products	7,827,450	8,664,762	8,425,996

Other products (5)	49,999	61,295	104,016

TOTAL SALES	7,877,449	8,726,057	8,530,012

(1)      Semi-finished includes slabs, billets and round bars.

(2)      Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.

(3)      Coated includes tin plate and galvanized products.

(4)      Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles, steel decks and pre-engineered metal building systems.

(5)      Other products include mainly pig iron.

6.	COST OF SALES

	Year ended December 31,
	2015	2014	2013

Inventories at the beginning of the year	2,134,034	1,941,130	2,000,137
Opening inventories - Peña Colorada	-	-	18,006
Translation differences	(204,512)	(161,983)	(186,609)

Plus: Charges for the year

Raw materials and consumables used and other movements	4,548,219	5,718,736	5,242,806
Services and fees	86,874	95,940	93,366
Labor cost	599,989	601,258	608,151
Depreciation of property, plant and equipment	335,302	330,866	310,257
Amortization of intangible assets	48,442	34,988	15,851
Maintenance expenses	507,895	484,929	440,328
Office expenses	6,683	7,238	7,034
Insurance	9,435	12,310	14,848
(Recovery) Charge of obsolescence allowance	(4,816)	15,924	1,245
Recovery from sales of scrap and by-products	(31,096)	(39,846)	(42,556)
Others	19,943	17,713	18,558

Less: Inventories at the end of the year	(1,579,120)	(2,134,034)	(1,941,130)

Cost of Sales	6,477,272	6,925,169	6,600,292

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

7.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2015	2014	2013

Services and fees (1)	69,434	75,057	76,450
Labor cost	214,352	232,837	234,519
Depreciation of property, plant and equipment	13,761	10,957	13,839
Amortization of intangible assets	36,283	37,986	37,186
Maintenance and expenses	4,957	5,785	7,443
Taxes	130,061	133,383	143,834
Office expenses	40,487	39,831	41,254
Freight and transportation	246,762	263,682	271,364
(Decrease) Increase of allowance for doubtful accounts	(824)	1,287	(202)
Others	15,019	15,673	17,624

Selling, general and administrative expenses	770,292	816,478	843,311

(1) For the year ended December 31, 2015, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,888, including USD 3,535 for audit services, USD 114 for audit-related services, USD 217 for tax services and USD 22 for all other services.

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

8.	LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2015	2014	2013

Wages, salaries and social security costs	754,063	778,932	790,378
Termination benefits	30,888	25,348	19,680
Post-employment benefits (Note 21 (i))	29,390	29,815	32,612

Labor costs	814,341	834,095	842,670

As of December 31, 2015, 2014 and 2013, the quantity of employees was 16,739, 16,919 and 16,788, respectively.

9.	OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2014	2014	2013

Results of sundry assets	2,009	4,111	1,987
Collection of insurance (1)	-	57,500	11,700
Other operating income	10,625	10,232	16,657

Other operating income	12,634	71,843	30,344

Provision for legal claims and other matters (Note 19 and 24 (ii))	(3,180)	(92)	(7,330)

Other operating expense	(3,180)	(92)	(7,330)

Other operating (expenses) income, net	9,454	71,751	23,014

(1)    Corresponds to insurance collection in Argentina.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

10.	OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2015	2014	2013

Interest expense	(87,313)	(114,472)	(121,016)
Debt issue costs	(2,176)	(3,394)	(11,097)

Finance expense	(89,489)	(117,866)	(132,113)

Interest income	7,981	7,685	9,517

Finance income	7,981	7,685	9,517

Net foreign exchange (loss) gain	(5,181)	26,664	259
Change in fair value of financial assets	(8,143)	(1,970)	(11,875)
Derivative contract results	(2,058)	19,748	(400)
Others	(2,540)	(3,711)	(863)

Other financial income (expenses), net	(17,922)	40,731	(12,879)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

11.	INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2015	2014	2013

Current tax	(234,040)	(336,176)	(370,349)

Deferred tax (Note 20)
Deferred tax	19,463	2,363	78,474
Effect of changes in tax law on deferred income tax (1)	3,080	(12,702)	(33,826)
Withholding tax on dividend distributions (2)	4,177	(10,474)	(24,046)
Recovery of income tax (3)	-	17,884	321

Income tax expense	(207,320)	(339,105)	(349,426)

(1) For 2015, it includes mainly the effects of the Mexican mining tax. For 2014, it includes mainly the effects of the Colombian tax rate reform which introduced an increase from 34% to 39% in 2015, 40% in 2016, 42% in 2017 and 43% in 2018 and of the Mexican mining tax. For the year 2013, it includes the effects of the 2013 Mexican tax reform package, which mainly maintained the current 30% corporate income tax rate, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015 and repealed the existing tax consolidation regime.

(2) It includes the 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries since 2013.

(3) The amounts recorded in 2014 and 2013 corresponded to the capitalization of tax losses carried forward generated and not recognized in previous years.

Income tax expense for the years ended December 31, 2015, 2014 and 2013 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2015	2014	2013

Income before income tax	267,099	234,924	942,339

Income tax expense at statutory tax rate	(131,325)	(254,548)	(302,741)
Non taxable income	4,980	2,073	14,799
Non deductible expenses	(19,408)	(25,413)	(1,940)
Effect of currency translation on tax base (1)	(64,175)	(55,925)	(1,993)
Withholding tax on dividend distributions	4,177	(10,474)	(24,046)
Recovery of income tax	-	17,884	321
Effect of changes in tax law	(1,569)	(12,702)	(33,826)

Income tax expense	(207,320)	(339,105)	(349,426)

(1) Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico.

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

12.	PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended December 31, 2015
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	527,467	1,717,832	4,306,227	113,623	352,625	85,811	7,103,585

Translation differences	(3,484)	(294,629)	(363,834)	(25,358)	(71,027)	(14,085)	(772,417)
Additions	4,452	172	1,424	3,493	398,143	31,906	439,590
Capitalized borrowing costs	-	-	-	-	331	-	331
Disposals / Consumptions	-	(2,417)	(5,560)	(4,221)	(2,131)	(17,150)	(31,479)
Transfers	-	84,338	128,430	7,665	(221,809)	1,376	-

Values at the end of the year	528,435	1,505,296	4,066,687	95,202	456,132	87,858	6,739,610

Depreciation
Accumulated at the beginning of the year	-	(575,347)	(1,952,468)	(86,251)	-	(8,492)	(2,622,558)

Translation differences	-	152,220	255,579	21,897	-	1,122	430,818
Depreciation charge	-	(77,438)	(258,583)	(9,128)	-	(3,914)	(349,063)
Disposals / Consumptions	-	101	5,119	3,045	-	494	8,759

Accumulated at the end of the year	-	(500,464)	(1,950,353)	(70,437)	-	(10,790)	(2,532,044)

At December 31, 2015	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566

	Year ended December 31, 2014
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	503,267	1,839,727	4,083,016	125,559	741,554	61,435	7,354,558

Translation differences	(3,036)	(246,741)	(263,228)	(18,871)	(70,393)	(5,753)	(608,022)
Additions	6,202	5,134	4,461	3,256	331,281	35,035	385,369
Disposals / Consumptions	-	-	(12,452)	(4,015)	(541)	(13,215)	(30,223)
Transfers	21,034	119,712	494,430	7,694	(649,276)	8,309	1,903

Values at the end of the year	527,467	1,717,832	4,306,227	113,623	352,625	85,811	7,103,585

Depreciation
Accumulated at the beginning of the year	-	(610,740)	(1,931,231)	(98,887)	-	(4,805)	(2,645,663)

Translation differences	-	118,714	213,284	16,854	-	775	349,627
Depreciation charge	-	(83,321)	(246,485)	(7,133)	-	(4,884)	(341,823)
Disposals / Consumptions	-	-	11,964	2,915	-	422	15,301

Accumulated at the end of the year	-	(575,347)	(1,952,468)	(86,251)	-	(8,492)	(2,622,558)

At December 31, 2014	527,467	1,142,485	2,353,759	27,372	352,625	77,319	4,481,027

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

13.	INTANGIBLE ASSETS, NET

	Year ended December 31, 2015
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	203,557	142,658	38,439	298,475	73,665	662,307	1,419,101

Translation differences	(15,785)	-	-	-	-	-	(15,785)
Additions	14,043	11,182	1,828	-	-	-	27,053
Transfers	-	34,973	(34,973)	-	-	-	-

Values at the end of the year	201,815	188,813	5,294	298,475	73,665	662,307	1,430,369

Depreciation
Accumulated at the beginning of the year	(109,210)	(77,673)	-	(213,510)	(69,822)	-	(470,215)

Translation differences	12,777	-	-	-	-	-	12,777
Depreciation charge	(38,639)	(14,884)	-	(29,802)	(1,400)	-	(84,725)

Accumulated at the end of the year	(135,072)	(92,557)	-	(243,312)	(71,222)	-	(542,163)

At December 31, 2015	66,743	96,256	5,294	55,163	2,443	662,307	888,206

	Year ended December 31, 2014
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	186,681	122,361	34,767	288,475	73,665	662,307	1,368,256

Translation differences	(12,097)	-	-	-	-	-	(12,097)
Additions	28,973	2,341	21,628	10,000	-	-	62,942
Transfers	-	17,956	(17,956)	-	-	-	-

Values at the end of the year	203,557	142,658	38,439	298,475	73,665	662,307	1,419,101

Depreciation
Accumulated at the beginning of the year	(88,258)	(68,432)	-	(184,465)	(65,597)	-	(406,752)

Translation differences	9,511	-	-	-	-	-	9,511
Depreciation charge	(30,463)	(9,241)	-	(29,045)	(4,225)	-	(72,974)

Accumulated at the end of the year	(109,210)	(77,673)	-	(213,510)	(69,822)	-	(470,215)

At December 31, 2014	94,347	64,985	38,439	84,965	3,843	662,307	948,886

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2015	2014

At the beginning of the year	748,178	1,375,165

Equity in lossses of non-consolidated companies	(80,874)	(12,026)
Other comprehensive income	(234,556)	(125,384)
Dividends from non-consolidated companies	-	(1,858)
Contributions to non-consolidated companies	9,600	3,010
Acquisitions (note 3)	-	249,032
Impairment charge (note 3)	(191,936)	(739,761)

At the end of the year	250,412	748,178

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

			Voting rights at		Value at
Company	Country of incorporation	Main activity	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	32.88%	32.88%	239,960	742,335
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	6,026	1,119
Other non-consolidated companies (1)					4,426	4,724

					250,412	748,178

(1) It includes the investment held in Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of December 31, 2015 and 2014, the value of the investment in Usiminas is comprised as follows:

	USIMINAS
Value of investment	As of December 31, 2015	As of December 31, 2014

At the beginning of the year	742,335	1,369,820
Share of results (1)	(77,066)	(10,463)
Other comprehensive income	(233,373)	(124,435)
Dividends	-	(1,858)
Acquisitions (note 3)	-	249,032
Impairment charge (note 3)	(191,936)	(739,761)

At the end of the year	239,960	742,335

(1) It includes the depreciation of the values associated to the purchase price allocation.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

On February 17, 2016, Usiminas approved its annual accounts as of and for the year ended December 31, 2015, which state that revenues, post-tax losses from continuing operations and shareholders’ equity amounted to USD 3,116 million, USD 926 million and USD 3,434 million, respectively.

	USIMINAS
Summarized balance sheet (in million USD)	As of December 31, 2015	As of December 31, 2014

Assets
Non-current	5,343	8,372
Current	1,766	3,104

Total Assets	7,109	11,476

Liabilities
Non-current	2,118	2,618
Current	1,151	1,796

Total Liabilities	3,269	4,414

Minority interest	406	769

Shareholders' equity	3,434	6,293

	USIMINAS
Summarized income statement (in million USD)	As of December 31, 2015	As of December 31, 2014

Net sales	3,116	5,017
Cost of sales	(3,045)	(4,569)
Gross Profit	71	448
Selling, general and administrative expenses	(212)	(337)
Other operating income (loss), net	(906)	118
Operating income	(1,047)	229
Financial expenses, net	(377)	(220)
Equity in earnings of associated companies	28	79
Profit (Loss) before income tax	(1,396)	88
Income tax benefit	342	8
Net profit (loss) before minority interest	(1,054)	96
Minority interest in other subsidiaries	128	(33)
Net profit (loss) for the year	(926)	63

Techgen S.A. de C.V.

Techgen is a Mexican project company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. As of February 2014, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their initial investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts. During 2015, each of Techgen’s shareholders made additional investments in Techgen, primarily in the form of cash contributions and subordinated loans. Ternium made cash contributions of USD 9.6 million and granted a subordinated loan which amounted to USD 10.4 million.

For commitments from Ternium in connection with Techgen, see note 24.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

15.	RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2015	2014

Receivables with related parties (Note 25)	10,419	-
Employee advances and loans	3,637	5,804
Advances to suppliers for the purchase of property, plant and equipment	9,767	17,218
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 25)	247	467
Tax credits	10,901	21,644
Others	1,176	2,349

Receivables, net – Non-current	36,147	47,482

	As of December 31,
	2015	2014

Value added tax	20,725	9,300
Tax credits	30,434	51,120
Employee advances and loans	8,525	8,282
Advances to suppliers	4,664	6,830
Advances to suppliers with related parties (Note 25)	3,376	37
Expenses paid in advance	9,321	10,864
Government tax refunds on exports	1,855	6,631
Receivables with related parties (Note 25)	1,241	5,441
Others	9,343	13,724

Receivables, net – Current	89,484	112,229

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

16.	TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2015	2014

Current accounts	512,627	710,173
Trade receivables with related parties (Note 25)	6,422	21,413
Allowance for doubtful accounts (Note 19)	(7,585)	(11,372)

Trade receivables, net - Current	511,464	720,214

	Trade receivables, net as of December 31, 2015
	Total	Fully performing	Past due

Guaranteed	289,606	261,902	27,704
Not guaranteed	229,443	174,286	55,157

Trade receivables	519,049	436,188	82,861

Allowance for doubtful accounts (Note 19)	(7,585)	-	(7,585)

Trade receivables, net	511,464	436,188	75,276

	Trade receivables, net as of December 31, 2014
	Total	Fully performing	Past due

Guaranteed	442,100	413,518	28,582
Not guaranteed	289,577	242,859	46,718

Trade receivables	731,677	656,377	75,300

Allowance for doubtful accounts (Note 19)	(11,372)	-	(11,372)

Trade receivables, net	720,305	656,377	63,928

17.	INVENTORIES, NET

	As of December 31,
	2015	2014

Raw materials, materials and spare parts	364,367	539,611
Goods in process	761,086	1,119,123
Finished goods	258,528	374,981
Goods in transit	227,584	148,337
Obsolescence allowance (Note 19)	(32,445)	(48,018)

Inventories, net	1,579,120	2,134,034

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

18.	CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS

	As of December 31,
	2015	2014

(i) Other investments
Deposits with maturity of more than three months	237,191	149,995
Other investments	237,191	149,995
(ii) Cash and cash equivalents
Cash and banks	45,610	75,354
Restricted cash	88	93
Deposits with maturity of less than three months	105,793	137,856

Cash and cash equivalents	151,491	213,303

19.	ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non current	Liabilities	Liabilities
	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2015

Values at the beginning of the year	9,067	21,744
Translation differences	(3,396)	(3,207)
Additions	3,385	(264)
Reversals	(205)	-
Uses	(709)	-

At December 31, 2015	8,142	18,273

Year ended December 31, 2014

Values at the beginning of the year	13,984	19,853
Translation differences	(3,126)	(2,643)
Additions	2,269	4,534
Reversals	(2,177)	-
Uses	(1,883)	-

At December 31, 2014	9,067	21,744

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

19.	ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended December 31, 2015

Values at the beginning of the year	11,372	48,018	2,081
Translation differences	(1,666)	(2,366)	(363)
Additions	1,593	16,538	(586)
Reversals	(2,417)	(21,354)	-
Uses	(1,297)	(8,391)	-

At December 31, 2015	7,585	32,445	1,132

Year ended December 31, 2014

Values at the beginning of the year	12,803	47,825	-
Translation differences	(1,245)	(1,792)	(73)
Additions	2,879	28,116	2,154
Reversals	(1,592)	(12,192)	-
Uses	(1,473)	(13,939)	-

At December 31, 2014	11,372	48,018	2,081

20.	DEFERRED INCOME TAX

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	As of December 31,
	2015	2014

At the beginning of the year	(554,897)	(580,981)

Translation differences	19,040	20,309
Effect of changes in tax law (note 11)	3,080	(12,702)
Withholding tax on dividend distributions (note 11)	4,177	(10,474)
Charges directly to other comprehensive income	(2,320)	8,704
Deferred tax credit (note 11)	19,463	20,247

At the end of the year	(511,456)	(554,897)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

20.	DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2015

At the beginning of the year	(589,862)	(80,217)	(46,855)	(53,037)	(769,971)

Translation differences	19,216	1,340	54	10,629	31,239
Charges directly to other comprehensive income	-	-	-	(8)	(8)
Withholding tax on dividend distributions	-	-	-	4,177	4,177
Effect of changes in tax law	5,426	(487)	(2,481)	6	2,464
Income statement credit (charge)	(34,302)	26,641	10,630	27,846	30,815

At the end of the year	(599,522)	(52,723)	(38,652)	(10,387)	(701,284)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other	Total at December 31, 2015

At the beginning of the year	58,059	10,742	63,529	82,744	215,074

Translation differences	(11,638)	(674)	-	113	(12,199)
Charges directly to other comprehensive income	-	-	-	(2,312)	(2,312)
Effect of changes in tax law	228	18	-	370	616
Income statement credit (charge)	(1,281)	(3,893)	4,255	(10,433)	(11,352)

At the end of the year	45,368	6,193	67,784	70,483	189,828

As of December 31, 2015, the recognized deferred tax assets on tax losses amount to USD 67,784 and the net unrecognized deferred tax assets amount to USD 4,154.

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2014

At the beginning of the year	(516,811)	(52,680)	(44,136)	(135,129)	(748,756)

Translation differences	18,906	(800)	173	9,259	27,538
Charges directly to other comprehensive income	-	-	-	638	638
Withholding tax on dividend distributions	-	-	-	(10,474)	(10,474)
Effect of changes in tax law	(10,814)	(504)	(1,467)	(29)	(12,814)
Income statement credit (charge)	(81,143)	(26,233)	(1,425)	82,698	(26,103)

At the end of the year	(589,862)	(80,217)	(46,855)	(53,037)	(769,971)

Deferred tax assets	Provisions	Trade receivables	Tax losses (2)	Other	Total at December 31, 2014

At the beginning of the year	58,237	7,991	27,571	73,976	167,775

Translation differences	(3,829)	(432)	-	(2,968)	(7,229)
Charges directly to other comprehensive income	-	-	-	8,066	8,066
Effect of changes in tax law	37	-	-	75	112
Income statement credit (charge)	3,614	3,183	35,958	3,595	46,350

At the end of the year	58,059	10,742	63,529	82,744	215,074

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

20.	DEFERRED INCOME TAX (continued)

The amounts shown in the statement of financial position (prior to offsetting the balances within the same tax jurisdiction) include the following:

	As of December 31,
	2015	2014

Deferred tax assets to be recovered after more than 12 months	149,640	159,918
Deferred tax assets to be recovered within 12 months	40,188	55,155
Deferred tax liabilities to be settled after more than 12 months	(637,658)	(675,428)
Deferred tax liabilities to be settled within 12 months	(63,626)	(94,542)

	(511,456)	(554,897)

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2015	2014

(i) Other liabilities - Non current

Post-employment benefits	273,792	313,146
Other employee benefits	24,896	35,351
Asset retirement obligation (note 19) (1)	18,273	21,744
Other	3,712	1,659

Other liabilities – Non-current	320,673	371,900

(1) The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2015	2014

Present value of unfunded obligations	273,792	313,146

Liability in the statement of financial position	273,792	313,146

The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2015	2014

Current service cost	7,241	8,603
Interest cost	21,226	20,794
Amortization of prior service costs	923	418

Total included in labor costs	29,390	29,815

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2015	2014

At the beginning of the year	313,146	291,822

Transfers, new participants and funding of the plan	2,876	(1,595)
Total expense	29,390	29,815
Remeasurements	(4,922)	27,474
Translation differences	(42,099)	(30,929)
Contributions paid	(24,599)	(3,441)

At the end of the year	273,792	313,146

The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2015	2014

Discount rate	7.75%	7.75%
Compensation growth rate	4.00%	4.00%

	Year ended December 31,
Argentina	2015	2014

Discount rate	7.00%	7.00%
Compensation growth rate	2.00%	2.00%

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-9.4%	11.3%
Compensation growth rate	1.00%	2.7%	-2.3%
Pension growth rate	1.00%	2.5%	-2.2%
Life expectancy	1 year	3.2%	-3.2%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2015	2014

(ii) Other liabilities - Current
Payroll and social security payable	78,247	99,509
VAT liabilities	41,627	57,031
Other tax liabilities	27,739	39,620
Termination benefits	2,218	3,298
Related Parties (Note 25)	25	3,704
Asset retirement obligation (Note 19)	1,132	2,081
Others	5,666	4,963

Other liabilities – Current	156,654	210,206

22.	DERIVATIVE FINANCIAL INSTRUMENTS

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2015 and 2014 were as follows:

	As of December 31,
	2015	2014

Contracts with positive fair value
Foreign exchange contracts	1,787	4,338
	1,787	4,338

Contracts with negative fair value
Interest rate swap contracts	(1,164)	(1,342)
Foreign exchange contracts	(19,471)	(34)
	(20,635)	(1,376)

Derivative financial instruments breakdown is as follows:

(a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2015, most of the Company’s long-term borrowings were at variable rates.

During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of USD 100 million, in an average rate of 1.92%. These agreements are effective from July 2014, will due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2015, the after-tax cash flow hedge reserve related to these agreements amounted to USD (0.4) million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

22.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2013	1,535	(460)	1,075

(Decrease) / Increase	(2,876)	863	(2,013)
Reclassification to income statement	748	(225)	523

At December 31, 2014	(593)	178	(415)

(Decrease) / Increase	(1,374)	412	(962)
Reclassification to income statement	1,401	(420)	981

At December 31, 2015	(566)	170	(396)

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2015 (amounting to a loss of USD 0.6 million) is expected to be reclassified to the income statements in accordance to the payments of interests in connection with the borrowings hedged by these derivative contracts, during 2016 and up to the end of the life of the borrowing in 2022.

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD, following the internal policy for derivative instruments.

During 2015 and 2014, Prosid Investments entered into several non-deliverable forward agreements to manage the exchange rate exposure generated by Siderar’s debt in ARS against USD. As of December 31, 2015, the notional amount on these agreements amounted to USD 154.3 million.

In addition, during the second half of 2015, Siderar entered into future domestic contracts and non-deliverable forward agreements to cover its exposure to trade payables in USD. As of December 31, 2015, the notional amount on future domestic contracts amounted to USD 31 million and non-deliverable forward agreements amounted to USD 8 million. Due to the fact that futures are settled on a daily basis, the fair value resets to zero at the end of every day.

Furthermore, during 2015 and 2014, Ferrasa S.A.S. has entered into non-deliverable forward agreements to manage the exposure of certain trade receivables denominated in its local currency. As of December 31, 2015, the notional amount on these agreements was USD 10.0 million.

The net fair values of the exchange rate derivative contracts as of December 31, 2015 and December 31, 2014 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2015	2014

ARS/USD	ND Forward	2.0 billion ARS	(18,858)	4,338
ARS/USD	ND Forward	8.0 million USD	1,787	-
ARS/USD	Future domestic contracts (1)	31.0 million USD	-	-
COP/USD	ND Forward	33.7 billion COP	(613)	(34)
			(17,684)	4,304

(1) Corresponds to contracts that are settled on a daily basis.

USD: US dollars; COP: Colombian pesos; ARS: Argentine pesos.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

23.	BORROWINGS

	As of December 31,
	2015	2014

(i) Non-current
Bank borrowings	611,429	906,161
Less: debt issue costs	(4,192)	(5,550)

	607,237	900,611

(ii) Current
Bank borrowings	915,721	1,266,126
Less: debt issue costs	(1,935)	(1,918)
	913,786	1,264,208

Total Borrowings	1,521,023	2,164,819

The maturity of borrowings is as follows:

	Expected Maturity Date
			2018 and	At December 31, (1)
	2016	2017	thereafter	2015	2014

Fixed Rate	461,409	629	-	462,038	796,152
Floating Rate	452,377	259,211	347,397	1,058,985	1,368,667

Total	913,786	259,840	347,397	1,521,023	2,164,819

(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates - which incorporate instruments denominated mainly in US dollars and Argentina pesos and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2015	2014
Bank borrowings	3.37%	4.64%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2015 and 2014, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

23.	BORROWINGS (continued)

Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2015	2014

USD	Floating	1,036,733	1,268,691
USD	Fixed	317,441	497,970
ARS	Fixed	111,114	278,840
COP	Floating	22,380	99,976
COP	Fixed	18,571	-
CRC	Fixed	-	2,963
GTQ	Fixed	14,784	16,379

		1,521,023	2,164,819

USD: US dollars; ARS: Argentine pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; CRC: Costa Rican colon.

Ternium’s most significant borrowings as of December 31, 2015, were those incurred under Ternium México’s syndicated loan facilities, in order to improve its maturity profile in 2013 and in relation to the Grupo Imsa transaction in July 2007, and under Tenigal’s syndicated loan facility, in order to finance the construction of its hot-dipped galvanizing mill in Pesquería, Mexico:

			In USD million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2015	Maturity

November 2013	Ternium Mexico	Syndicated loan	800	600	November 2018
Years 2012 and 2013	Tenigal	Syndicated loan	200	175	July 2022

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio and interest coverage ratio). As of December 31, 2015, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

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

As of December 31, 2015, Siderar’s aggregate exposure under these assessments (including principal, interest and fines) amounts to approximately USD 7.8 million. Siderar appealed each of these assessments before the National Tax Court, which, in successive rulings, reduced the amount of each of the assessments made by AFIP; the National Tax Court decisions were, however, further appealed by both Siderar and AFIP. On October 6, 2015, the rulings on the reduced assessments for the fiscal years 1995 and 1996 were confirmed by the National Supreme Court and no longer appealed by AFIP.

On May 15, 2014, Siderar was notified of a new National Tax Court ruling approving the AFIP assessment for fiscal year 1997 in an amount of approximately USD 0.5 million (including principal and interest); as the Tax Court did not grant a stay with respect to this decision, Siderar paid the full amount of the ruling, reserving its right to seek reimbursement of that payment.

Based on the recent National Tax Court decision, management believes that there could be an additional potential cash outflow in connection with this assessment and, as a result, Siderar recognized a provision which, as of December 31, 2015, amounts to USD 0.4 million.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal in the first half of 2016.

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

Ternium believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsels and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

(c) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the Brazilian securities regulator, the Comissão de Valores Mobiliários (CVM), determined that Ternium’s acquisition of 51.4 million ordinary shares of Usiminas, completed on October 30, 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by Nippon Steel & Sumitomo Metal Corporation (NSSMC) and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter. On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in the first half of 2016. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) Potential Mexican income tax adjustment

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

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 38.8 million and is due to terminate in 2018.

(b) Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 25.0 million.

(c) Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 14.0 million to be expended until June 30, 2016.

(d) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 32.5 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 126.3 million to satisfy the requirements through 2031.

(e) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply to four of Ternium Mexico’s plants of a contracted electrical demand of 111.2 MW. Iberdrola currently supplies approximately 23% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW contracted capacity, resulting over time in a total value of USD 83.4 million. In addition, Iberdrola agreed to recognize to Ternium México USD 15 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 2 years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(f) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 69.0 million and the contract will terminate in 2018.

(g) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. Ternium Mexico’s total investment commitment would amount to approximately USD 15.5 million, while Ferromex’s would amount to approximately USD 5.4 million. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200,000 metric tons per month in any six-month period. In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200,000 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

(h) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a transportation capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036. As of December 31, 2015, the outstanding value of this commitment was approximately USD 285 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 136.7 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2015.

(i) Techgen is a party to a contract with Kinder Morgan Texas Pipeline LLC for gas purchasing and transportation capacity up to 150,000 MMBtu/Gas per day starting on January 15, 2016 and ending on June 30, 2016 and Kinder Morgan Gas Natural de Mexico, s. de R.L. de c.v. for transportation capacity up to 150,000 MMBtu/Gas per day starting on December 01, 2015 and ending on May 31, 2016. As of December 31, 2015, the outstanding value of this commitment was approximately USD 10 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 4.8 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2015.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(j) Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds will be used by Techgen in the construction of the facility. As of December 31, 2015, disbursements under the loan agreement amounted USD 800 million, as a result the amount guaranteed by Ternium was approximately USD 384 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2015, Techgen was in compliance with all of its covenants.

(iii)   Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2015, this reserve reached the above-mentioned threshold.

As of December 31, 2015, Ternium may pay dividends up to USD 5.2 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2015

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Reserve for own shares	59,600
Accumulated profit at January 1, 2015	5,157,688
Loss for the year	(1,627,845)

Total shareholders' equity under Luxembourg GAAP	7,208,782

25.	RELATED PARTY TRANSACTIONS

As of December 31, 2015, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 24.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

25.	RELATED PARTY TRANSACTIONS (continued)

The following transactions were carried out with related parties:

	Year ended December 31,
	2015	2014	2013

(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	-	1,675	23
Sales of goods to other related parties	103,686	224,909	210,622
Sales of services and others to non-consolidated parties	1,590	2,459	2,270
Sales of services and others to other related parties	1,153	1,273	2,004

	106,429	230,316	214,919
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	163,782	200,167	228,065
Purchases of goods from other related parties	48,150	45,946	86,883
Purchases of services and others from non-consolidated parties	14,993	13,584	13,433
Purchases of services and others from other related parties	128,618	131,413	234,372

	355,543	391,110	562,753
(c) Financial results
Income with non-consolidated parties	17	1,043	-

	17	1,043	-
(d) Dividends received
Dividends received from non-consolidated parties	-	1,858	207

	-	1,858	207
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	3,667	6,051	4,597
Income (expenses), net with other related parties	706	(640)	-

	4,373	5,411	4,597

	As of December 31,
	2015	2014

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	11,392	6,357
Receivables from other related parties	6,689	20,497
Advances from non-consolidated parties	-	7
Advances to suppliers with other related parties	3,622	498
Payables to non-consolidated parties	(17,426)	(24,626)
Payables to other related parties	(25,019)	(39,895)

	(20,742)	(37,162)

(iii) Officers and Directors’ compensation

During the year ended December 31, 2015 the cash compensation of Officers and Directors amounted to USD 14,301. In addition, Officers received 867.360 Units for a total amount of USD 1,745 in connection with the incentive retention program mentioned in note 4 (n)(3).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

26.	OTHER REQUIRED DISCLOSURES

(a)	Statement of comprehensive income

	Cash flow hedges			Currency translation
	Gross amount	Income tax	Total	adjustment

At December 31, 2013	1,535	(460)	1,075	(2,033,716)

(Decrease) / Increase	(2,876)	863	(2,013)	(390,581)
Reclassification to income statement	748	(225)	523	-

At December 31, 2014	(593)	178	(415)	(2,424,297)

(Decrease) / Increase	(1,374)	412	(962)	(640,541)
Reclassification to income statement	1,401	(420)	981	-

At December 31, 2015	(566)	170	(396)	(3,064,838)

(b)	Statement of cash flows

	Year ended December 31,
	2015	2014	2013

(i) Changes in working capital (1)
Inventories	349,662	(357,023)	(115,843)
Receivables and others	(16,987)	4,760	78,797
Trade receivables	142,670	(90,725)	58,332
Other liabilities	(2,936)	30,640	58,591
Trade payables	36,735	(138,632)	34,734

	509,144	(550,980)	114,611
(ii) Income tax accrual less payments
Tax accrued (Note 11)	207,320	339,105	349,426
Taxes paid	(231,252)	(378,634)	(373,603)

	(23,932)	(39,529)	(24,177)
(iii) Interest accruals less payments
Interest accrued	89,489	117,866	132,113
Interest paid	(83,993)	(112,704)	(148,982)

	5,496	5,162	(16,869)

(1)	Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

27.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2015 and have not been early adopted:

International Financial Reporting Standard 15, “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied annual periods beginning on or after January 1, 2018.

International Financial Reporting Standard 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

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

The Company's management is currently assessing the potential impact that the application of these standards may have on the Company's financial condition or results of operations.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

28.	FINANCIAL RISK MANAGEMENT (continued)

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

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2015. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million Exposure	Functional currency
to	USD	ARS

US dollar (USD)	-	(100)
EU euro (EUR)	6	(9)
Argentine peso (ARS)	(6)	-
Mexican peso (MXN)	(381)	-
Colombian peso (COP)	(1)	-
Other currencies	(1)	(2)

The main relevant exposures correspond to:

(a)	Argentine peso vs. US dollar

During December 2015, the Argentine peso devaluated against the US dollar by 25.7%. The cumulative devaluation for the Argentine peso during 2015 was 34.4%. The devaluation generated a negative effect of USD 409 million, included as currency translation adjustment in Other comprehensive income in connection with the valuation of Ternium's Argentine subsidiaries’ equities (mainly Siderar S.A.I.C.), and a loss of USD 38 million, included as net foreign exchange results in the Income Statement.

A change of 1% in the exchange rate of the Argentine peso against the US dollar would have generated a pre-tax loss of USD 0.5 million, which includes the effect of the exposure on dollar-linked bonds amounting to USD 57.7 million, and a pre-tax gain of USD 0.6 million as of December 31, 2015 and 2014, respectively.

(b)	Mexican peso vs. US dollar

A change of 1% in the exchange rate of the Mexican peso against the US dollar would have generated a pre-tax gain of USD 3.8 million and USD 2.9 million as of December 31, 2015 and 2014, respectively.

(c)	Colombian peso vs. US dollar

A change of 1% in the exchange rate of the Colombian peso against the US dollar would have generated no effects and a pre-tax gain of USD 0.4 million as of December 31, 2015 and 2014, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

28.	FINANCIAL RISK MANAGEMENT (continued)

We estimate that if the Argentine peso, Mexican peso and Colombian peso had weakened simultaneously by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 3.3 million higher (USD 3.9 million higher as of December 31, 2014), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, trade payables, borrowings and other liabilities.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 1.0 billion, the currency translation adjustment included in total equity would have been USD 10.1 million lower (USD 17.6 million lower as of December 31, 2014), arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real.

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

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 3.37% and 4.64% for 2015 and 2014, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2015 and 2014, respectively.

Ternium’s total variable interest rate debt amounted to USD 1,059 million (69.6% of total borrowings) at December 31, 2015 and USD 1,369 million (63.2% of total borrowings) at December 31, 2014.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2015, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2015 would have been USD 17.7 million lower (USD 20.7 million lower as of December 31, 2014).

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

28.	FINANCIAL RISK MANAGEMENT (continued)

1.2) Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 60.7% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2015, in comparison with approximately 80.7% as of December 31, 2014. Non-investment grade liquid assets increased significantly due to a strong purchase of US dollar assets (dollar and dollar-linked bonds) in Argentina to counterweight the suppliers’ debt position in foreign currency of the Company in the country.

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

As of December 31, 2015, trade receivables total USD 511.5 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 2.4 million, credit insurance of USD 285.0 million and other guarantees of USD 7.3 million.

As of December 31, 2015, trade receivables of USD 436.2 million were fully performing.

As of December 31, 2015, trade receivables of USD 82.9 million were past due (mainly up to 180 days).

The amount of the allowance for doubtful accounts was USD 7.6 million as of December 31, 2015.

The carrying amounts of the Company’s trade and other receivables as of December 31, 2015, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	415
EU euro (EUR)	11
Argentine peso (ARS)	20
Mexican peso (MXN)	129
Colombian peso (COP)	60
Other currencies	1

637

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

28.	FINANCIAL RISK MANAGEMENT (continued)

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

USD million	2016	2017	2018	2019	Thereafter

Borrowings	914	260	227	28	92
Interests to be accrued (1)	26	11	6	2	1
Trade payables and other liabilities	547	9	8	3	12

Total	1,487	280	241	33	105

(1) These amounts do not include the effect of derivative financial instruments.

As of December 31, 2015, total borrowings less cash and cash equivalents and other current investments amounted to USD 1,132.0 million.

1.4) Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.24 and 0.28 as of December 31, 2015 and 2014, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

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

As of December 31, 2015 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Available for sale	Total

(i) Assets as per statement of financial position
Receivables	34,342	-	-	34,342
Derivative financial instruments	-	1,787	-	1,787
Trade receivables	511,464	-	-	511,464
Other investments	69,935	167,256	-	237,191
Cash and cash equivalents	74,841	76,650	-	151,491

Total	690,582	245,693	-	936,275

As of December 31, 2015 (in USD thousands)	Derivatives	Other financial liabilities	Available for sale	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	23,298	-	23,298
Trade payables	-	555,621	-	555,621
Derivative financial instruments	20,635	-	-	20,635
Borrowings	-	1,521,023	-	1,521,023

Total	20,635	2,099,942	-	2,120,577

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

28.	FINANCIAL RISK MANAGEMENT (continued)

As of December 31, 2014 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Available for sale	Total

(i) Assets as per statement of financial position
Receivables	35,599	-	-	35,599
Derivative financial instruments	-	4,338	-	4,338
Trade receivables	720,305	-	-	720,305
Other investments	67,492	47,555	34,948	149,995
Cash and cash equivalents	91,693	121,610	-	213,303

Total	915,089	173,503	34,948	1,123,540

As of December 31, 2014 (in USD thousands)	Derivatives	Other financial liabilities	Available for sale	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	32,493	-	32,493
Trade payables	-	541,330	-	541,330
Derivative financial instruments	1,376	-	-	1,376
Borrowings	-	2,164,819	-	2,164,819

Total	1,376	2,738,642	-	2,740,018

Fair Value by Hierarchy

Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

-	Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

-	Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

28.	FINANCIAL RISK MANAGEMENT (continued)

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2015 and 2014:

	Fair value measurement as of December 31, 2015 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	76,650	76,650	-
Other investments	167,256	140,092	27,164
Derivative financial instruments	1,787	-	1,787

Total assets	245,693	216,742	28,951

Financial liabilities at fair value through profit or loss
Derivative financial instruments	20,635	-	20,635

Total liabilities	20,635	-	20,635

	Fair value measurement as of December 31, 2014 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	197,058	197,058	-
Other investments	82,502	56,466	26,036
Derivative financial instruments	4,338	-	4,338

Total assets	283,898	253,524	30,374

Financial liabilities at fair value through profit or loss
Derivative financial instruments	1,376	-	1,376

Total liabilities	1,376	-	1,376

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

28.	FINANCIAL RISK MANAGEMENT (continued)

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

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2015, the effective portion of designated cash flow hedges amounts to USD (0.4) million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (All amounts in USD thousands)

28.	FINANCIAL RISK MANAGEMENT (continued)

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

Pablo Brizzio

Chief Financial Officer

