Form 20-F
period 2016-12-31
Ternium S.A.
filed 2017-05-01
CIK 1342874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-3132734

TERNIUM S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

29, Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Alejandra Hryszkiewiczz

29, Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

Tel. +352 26 68 31 52, Fax. +352 26 53 83 49, e-mail: luxembourg@ternium.com

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares, par value $1.00 per share	New York Stock Exchange*

*	Ordinary shares of Ternium S.A. are not listed for trading but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No   ☒

Note – checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                         ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J. P. Mitrani Mitrani, Caballero, Ojam & Ruiz Moreno Abogados .A Alicia Moreau de Justo 400, 3rd Floor (C1107AAH) Buenos Aires, Argentina (54 11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1700 New York Avenue N.W., Suite 700 Washington, DC 20006-5215 (202) 956-7500

CERTAIN DEFINED TERMS

In this annual report, unless otherwise specified or if the context so requires:

•	References to the “Company” are exclusively to Ternium S.A., a Luxembourg public limited liability company (société anonyme);

•	References in this annual report to “Ternium,” “we,” “us” or “our” are to Ternium S.A. and its consolidated subsidiaries;

•	References to the “Ternium companies” are to the Company’s manufacturing subsidiaries, namely Ternium México S.A. de C.V., or “Ternium Mexico,” a Mexican corporation, Siderar S.A.I.C., or “Siderar,” an Argentine corporation, Ferrasa S.A.S., or “Ferrasa,” a Colombian corporation, Ternium Internacional Guatemala S.A., or “Ternium Guatemala,” a Guatemalan corporation, Ternium USA Inc., or “Ternium USA,” a Delaware corporation, Las Encinas S.A. de C.V., or “Las Encinas,” a Mexican corporation, and Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V., or “Consorcio Peña Colorada,” a Mexican corporation, and their respective subsidiaries;

•	References to “Tenaris” are to Tenaris S.A., a Luxembourg public limited liability company (société anonyme) and a significant shareholder of the Company;

•	References to “San Faustin” are to San Faustin S.A., a Luxembourg corporation and the Company’s indirect controlling shareholder;

•	References to “Ternium Internacional” are to an international group of companies wholly owned by Ternium that market and provide worldwide distribution services for products offered primarily by Ternium;

•	References to “Exiros” are to Exiros B.V., a Dutch corporation, and its subsidiaries under the brand “Exiros;”

•	References to “Tecpetrol” are to Tecpetrol International S.A., a wholly owned subsidiary of San Faustin;

•	References to “Tenigal” are to Tenigal S.R.L. de C.V., a Mexican company in which Ternium holds a 51% ownership and Nippon Steel & Sumitomo Metal Corporation holds the remaining 49%;

•	References to “Usiminas” are to Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, a Brazilian corporation in which we own a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of Usiminas’ capital. For further information on our investment in Usiminas, see note 3 to our consolidated financial statements included elsewhere in this annual report;

•	References to “ADSs” are to the American Depositary Shares, which are evidenced by American Depositary Receipts, or ADRs;

•	References to “finished steel products” when used in connection with production capacity are to finished steel products and semi-finished steel products intended to be sold to third parties;

•	References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons; and

•	References to “billions” are to thousands of millions, or 1,000,000,000.

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014.

Currencies

In this annual report, unless otherwise specified or the context otherwise requires:

•	“dollars,” “U.S. dollars,” “USD” or “US$” each refers to the United States of America dollar;

•	“Mexican pesos” or “MXN” each refers to the Mexican peso;

•	“Argentine pesos” or “ARP” each refers to the Argentine peso; and

•	“Brazilian reais” or “BRL” each refers to the Brazilian real.

On December 31, 2016, the U.S. dollar sell exchange rate in Mexico (as published by Banco de México, or the Mexican Bank) was MXN20.6194=USD1.0000, the U.S. dollar sell exchange rate in Argentina (as published by Banco Central de la República Argentina, or the Argentine Central Bank) was ARP15.850=USD1.0000, and the U.S. dollar sell exchange rate in Brazil (as published by Banco Central do Brasil, or the Brazilian Central Bank) was BRL3.2591=USD1.0000. Those rates may differ from the actual rates used in preparation of the Company’s consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into any of these currencies.

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

We use words such as “aim,” “will continue,” “will likely result,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business discussed under Item 3. “Key Information—D. Risk Factors,” and among them, the following:

•	uncertainties about the behavior of steel consumers in the markets in which Ternium operates and sells its products;

•	changes in the pricing environments in the countries in which Ternium operates;

•	the impact in the markets in which Ternium operates of existing and new competitors whose presence may affect Ternium’s customer mix, revenues and profitability;

•	increases in the prices of raw materials, other inputs or energy or difficulties in acquiring raw materials or other inputs or energy supply cut-offs;

•	the policies of, and the economic, political and social developments and conditions in, the countries in which Ternium owns facilities or other countries which have an impact on Ternium’s business activities or investments;

•	inflation or deflation and foreign exchange rates in the countries in which Ternium operates;

•	volatility in interest rates;

•	the performance of the financial markets globally and in the countries in which Ternium operates;

•	the uncertainties associated with the performance of our investment in Usiminas (including those concerning the operating and financial performance of Usiminas and the Brazilian economy in general and the trading price of Usiminas’ ordinary and preferred shares), with the ongoing controversies relating to our acquisitions of Usiminas shares in January 2012 and October 2014, and with the existing conflicts within the Usiminas’ control group and its board. See Item 8. “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” and Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas;”

•	changes in domestic and foreign laws and regulations, including changes relating to tax, trade and foreign exchange matters;

•	regional or general changes in asset valuations;

•	uncertainties as to the result of our iron ore exploration activities or the successful exploitation of our mines;

•	our ability to successfully implement our business strategy or to grow through acquisitions, greenfield and brownfield projects, joint ventures and other investments; and

•	other factors or trends affecting the steel and mining industries generally and our financial condition in particular.

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

The selected consolidated financial data set forth below have been derived from our consolidated financial statements for each of the years and at the dates indicated herein. Our consolidated financial statements were prepared in accordance with IFRS, and were audited by PricewaterhouseCoopers, société coopérative, Cabinet de révision agréé, or “PwC Luxembourg,” an independent registered public accounting firm that is a member firm of the PwC International Ltd. network.

For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, see “Presentation of Certain Financial and Other Information—Accounting Principles” and “Currencies.”

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	2016	2015	2014	2013	2012(1)
Selected consolidated income statement data

Net sales	7,223,975	7,877,449	8,726,057	8,530,012	8,608,054
Cost of sales	(5,384,390)	(6,477,272)	(6,925,169)	(6,600,292)	(6,866,379)

Gross profit	1,839,585	1,400,177	1,800,888	1,929,720	1,741,675
Selling, general and administrative expenses	(687,942)	(770,292)	(816,478)	(843,311)	(809,181)
Other operating income (expenses), net	(9,925)	9,454	71,751	23,014	(11,881)

Operating income	1,141,718	639,339	1,056,161	1,109,423	920,613

Finance expense	(89,971)	(89,489)	(117,866)	(132,113)	(150,302)
Finance income	14,129	7,981	7,685	9,517	17,047
Other financial income (expenses), net	37,957	(17,922)	40,731	(12,879)	11,623
Equity in earnings (losses) of non-consolidated companies (2)	14,624	(272,810)	(751,787)	(31,609)	(346,833)

Profit before income tax expense	1,118,457	267,099	234,924	942,339	452,148
Income tax expense	(411,528)	(207,320)	(339,105)	(349,426)	(261,227)

Profit (Loss) for the year	706,929	59,779	(104,181)	592,913	190,921

Attributable to:
Owners of the parent	595,644	8,127	(198,751)	455,425	142,043
Non-controlling interest	111,285	51,652	94,570	137,488	48,878

Profit (Loss) for the year	706,929	59,779	(104,181)	592,913	190,921

Depreciation and amortization	406,890	433,788	414,797	377,133	370,855
Weighted average number of shares outstanding (3)	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic earnings (losses) per share (in USD per share) (4) (5)	0.30	0.00	(0.10)	0.23	0.07
Basic earnings (losses) per ADS (in USD per ADS) (4) (5)	3.03	0.04	(1.01)	2.32	0.72
Dividends per share (in USD per share)	0.100	0.090	0.090	0.075	0.065
Dividends per ADS (in USD per ADS)	1.00	0.90	0.90	0.75	0.65

(1)	Starting on January 1, 2013, Consorcio Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts for the year ended December 31, 2012 show them as investments in non-consolidated companies and their results are included within “Equity in (losses) earnings of non-consolidated companies” in the consolidated income statement.
(2)	Equity in losses of non-consolidated companies include write downs of our investment in Usiminas, as a result of the performance of impairment tests, of USD275.3 million in 2012, USD739.8 million in 2014, and USD191.9 million in 2015.
(3)	Of the 2,004,743,442 shares issued as of December 31, 2016, the Company held 41,666,666 that were repurchased from Usiminas on February 15, 2011. Such shares were not considered outstanding for purposes of the calculation of the weighted average number of shares.
(4)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement includes the portion attributable to non-controlling interest. Basic earnings per share and basic earnings per ADS, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.
(5)	Diluted earnings per share and per ADS (expressed in USD per share or ADS), equals basic earnings per share or ADS, respectively.

In thousands U.S. dollars	At December 31,
(except number of shares and per share data)	2016	2015	2014	2013	2012
Selected consolidated balance sheet data

Non-current assets	5,622,556	5,480,389	6,341,290	7,153,162	7,211,371
Property, plant and equipment, net	4,135,977	4,207,566	4,481,027	4,708,895	4,438,117
Other non-current assets(1)	1,486,579	1,272,823	1,860,263	2,444,267	2,773,254
Current assets	2,700,314	2,582,204	3,348,869	3,219,462	3,655,628
Cash and cash equivalents	183,463	151,491	213,303	307,218	560,307
Other current assets(2)	2,506,603	2,419,046	3,120,810	2,894,474	3,083,303
Non-current assets classified as held for sale	10,248	11,667	14,756	17,770	12,018

Total assets	8,322,870	8,062,593	9,690,159	10,372,624	10,866,999

Capital and reserves attributable to the owners of the parent(3)	4,391,298	4,033,148	4,697,201	5,340,035	5,369,183
Non-controlling interest	775,295	769,849	937,502	998,009	1,065,730

Non-current liabilities	1,324,785	1,558,979	1,964,070	2,185,421	2,306,640

Borrowings	396,742	607,237	900,611	1,204,880	1,302,753
Deferred tax liabilities	609,004	609,514	670,523	605,883	657,211
Other non-current liabilities	319,039	342,228	392,936	374,658	346,676

Current liabilities	1,831,492	1,700,617	2,091,386	1,849,159	2,125,446

Borrowings	821,893	913,786	1,264,208	797,944	1,121,610
Other current liabilities	1,009,599	786,831	827,178	1,051,215	1,003,836

Total liabilities	3,156,277	3,259,596	4,055,456	4,034,580	4,432,086
Total equity and liabilities	8,322,870	8,062,593	9,690,159	10,372,624	10,866,999

Number of shares(3)	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

(1)	Includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of USD662.3 million as of December 31, 2016, 2015, 2014 and 2013, and USD663.8 million as of December 31, 2012.
(2)	As of December 31, 2016, 2015, 2014, 2013 and 2012, includes financial assets with maturity of more than three months for a total amount of USD144.9 million, USD237.2 million, USD150.0 million, USD169.5 million and USD160.8 million, respectively.
(3)	The Company’s share capital as of December 31, 2016, 2015, 2014, 2013 and 2012 was represented by 2,004,743,442 shares, par value USD1.00 per share, for a total amount of USD2,004.7 million. Of the 2,004,743,442 shares, as of December 31, 2016, the Company held 41,666,666, repurchased from Usiminas on February 15, 2011.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Steel demand is sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products and are also affected by national, regional or global economic conditions. A downturn in economic activity would reduce demand for steel products. This would have a negative effect on Ternium’s business and results of operations. A recession or depression affecting developed economies (such as the global downturn in 2008 and 2009 and the downturn in Europe in 2012), or slower growth or recessionary conditions in emerging economies (such as the slowdown being experienced by the Chinese economy since 2014 or the current recession in Brazil and Argentina) would exact a heavy toll on the steel industry and adversely affect our business and results of operations.

A protracted fall in steel prices would have a material adverse effect on the results of Ternium, as could price volatility.

Steel prices are volatile and are sensitive to trends in steel demand and raw material costs, such as iron ore and metallurgical coal costs. Historically, the length and nature of business cycles affecting steel demand and raw material costs have been unpredictable. For example, steel prices in the international markets, which had been rising quickly during the first half of 2008, fell sharply beginning in the second half of 2008 and first half of 2009 as a result of collapsing steel demand. A subsequent upward trend, in a context of stronger steel demand and higher raw material costs, lasted until the first quarter of 2011 when international steel prices reached values that almost doubled those prevailing during the first half of 2009. Since then, international steel prices followed a downward trend that accelerated during 2015, reaching new multi-year lows at the beginning of 2016, reflecting a slowdown in steel demand and a sharp reduction in steel production costs. During the rest of 2016, steel prices followed an upward trend as a result of higher industry steel production costs. A new fall in steel prices could adversely affect Ternium’s operating results by means of lower revenues and could also lead to inventory write-downs. Even if raw material costs decrease in sync with steel prices, the resulting decrease in steel production costs would take several months to materialize in our operating results as the company would first consume older inventories acquired prior to such raw material cost decrease.

Regional or worldwide excess steel production capacity may lead to unfair trade practices in the international steel markets and/or to intense competition, hampering Ternium’s ability to sustain adequate profitability.

In addition to economic cycles, the steel industry is also affected by regional or worldwide production over-capacity. Historically, the steel industry has suffered, especially on downturn cycles, from substantial over-capacity. Currently, as a result of a slowdown in steel demand growth and protracted increase in steel production capacity in recent years, there are signs of over-capacity in all steel markets, particularly in China, which impacted the profitability of the steel industry and Ternium. Excess steel production capacity may require several years to be absorbed by demand and, as a consequence, may contribute to an extended period of depressed margins and industry weakness.

International trade of steel products conducted under unfair conditions increases particularly during downturn cycles and as a result of production over-capacity. Unfair trade practices may result in the imposition by some countries (that are significant producers and consumers of steel) of antidumping and countervailing duties, and may cause fluctuations in international steel trade. The imposition of such trade remedies or temporary tariffs on major steel exporters in significant steel producing countries could in turn exacerbate pressures in other markets, including Ternium’s, as these exporters target such other markets to compensate, at least partially, for the loss of business resulting from the imposition of trade remedies.

China is the largest steel producing country in the world, accounting for approximately half of worldwide steel production. Since the Chinese economy began to slow down in 2014, China’s steel consumption decreased and Chinese exports expanded rapidly. Recently, Chinese exports of steel products, including exports to Europe, the United States and Mexico, have been subject to several antidumping and countervailing investigations, and to the imposition of antidumping and countervailing duties. Further decrease in steel consumption in China could further stimulate aggressive Chinese steel export offers, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those in which Ternium operates. A downturn in global or regional economic activity, including the current slowdown in the Chinese economy, has stimulated and may continue to stimulate unfair steel trade practices and, accordingly, may adversely affect our business and results of operations. For further information, see Item 4. “Information on the Company—B. Business Overview—Regulations—Trade regulations.”

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

Ternium’s competitors could use their resources against Ternium in a variety of ways, including by making additional acquisitions, implementing modernization programs, expanding their production capacity, investing more aggressively in product development, and displacing demand for Ternium’s products in certain markets. To the extent that these producers become more efficient, Ternium could confront stronger competition and could fail to preserve its current share of the relevant geographic or product markets. In addition, there has been a trend in the past toward steel industry consolidation among Ternium’s competitors, and current smaller competitors in the steel market could become larger competitors in the future. For example, in June 2006, Mittal Steel and Arcelor merged to create the world’s largest steel company, ArcelorMittal; in October 2012 Nippon Steel Corporation and Sumitomo Metal Industries merged to form Nippon Steel & Sumitomo Metal Corporation, or NSSMC, the world’s second largest steel company at the time; in February 2014, ArcelorMittal and NSSMC acquired ThyssenKrupp Steel USA, a steel processor based in Alabama, through a 50/50 joint venture; in December 2016, Baosteel Group and Wuhan Iron and Steel Corporation merged to create Baowu Steel Group, becoming the world’s second largest steel producer; and in March 2017, NSSMC acquired a majority stake in Nisshin Steel Co., Ltd., a Japanese steel company. Regional players in Ternium’s markets have also experienced consolidation through acquisitions. For further information, see Item 4. “Information on the Company—B. Business Overview—Competition.”

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

Like other manufacturers of steel-related products, Ternium’s operations require substantial amounts of raw materials, energy and other inputs from domestic and foreign suppliers. In particular, the Ternium companies consume large quantities of iron ore, scrap, ferroalloys, electricity, metallurgical coal, natural gas, oxygen and other gases in operating their blast and electric arc furnaces. In addition, Ternium is a large consumer of slabs, which are used as an input in the production process. The prices of these raw materials, slabs, energy and other inputs can be volatile. Also, the availability and price of a significant portion of such raw materials, slabs, energy and other inputs Ternium requires are subject to market conditions and government regulation affecting supply and demand. For example, shortages of natural gas in Argentina and the consequent supply restrictions imposed by the government could lead to higher costs of production and eventually to production cutbacks at Siderar’s facilities in Argentina. Similarly, in Mexico, constraints in natural gas transportation capacity have led to increased imports of liquefied natural gas, which, from April 1, 2013, resulted in increased natural gas transportation costs and, thus, higher steel production costs. In the past, Ternium has usually been able to procure sufficient supplies of raw materials, slabs, energy and other inputs to meet its production needs; however, it could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of principal inputs to the Ternium companies (including as a result of strikes, lockouts or other problems) would result in lost sales and would have a material adverse effect on Ternium’s business and results of operations. For further information related to raw materials, slabs, energy and other inputs requirements, see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

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

Ternium plans to continue implementing its business strategy of enhancing its position as a competitive steel producer, focusing on higher margin value-added products, pursuing strategic growth opportunities, implementing Ternium’s best practices in acquired and new businesses, providing services to a wider range of customers in the local and export markets, and improving utilization levels of our plants, increasing efficiency and further reducing production costs. For example, on February 21, 2017, Ternium entered into a definitive agreement with thyssenkrupp AG, or tkAG, to acquire CSA Siderúrgica do Atlântico Ltda., or CSA, a Brazilian slab producer, and on March 1, 2017, Ternium announced its plan to build a hot-dip galvanizing line and a pre-painting line in its facility in Pesquería, Mexico. For more information on these events, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments.” Any of these components or Ternium’s overall business strategy could be delayed or abandoned or could cost more than anticipated, any of which could impact its competitive position and reduce its revenue and profitability. For example, Ternium could fail to develop its projects and/or to make acquisitions to increase its steel production capacity, or may lose market share in its regional markets. Even if Ternium successfully implements its business strategy, it may not yield the desired goals.

Future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.

A key element of Ternium’s business strategy is to identify and pursue growth-enhancing opportunities, and as part of that strategy, we regularly consider acquisitions, greenfield and brownfield projects and other significant investments. However, any growth project will depend upon market and financing conditions. We must necessarily base any assessment of potential acquisitions or other investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Furthermore, we may fail to find suitable acquisition targets or fail to consummate our acquisitions under favorable conditions.

In the past, Ternium acquired interests in various companies, including Hylsamex, one of the main steel producers in Mexico; Grupo Imsa, a leading Mexican steel processor; and Ferrasa, a Colombian steel producer and processor. Ternium has also formed, together with Nippon Steel (currently, NSSMC), Tenigal for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automotive market. In 2012, Ternium acquired a participation in the control group of Usiminas, the largest flat steel producer in Brazil, and in 2014 and 2016, Ternium significantly increased its equity investment in that company. On February 21, 2017, Ternium entered into a definitive agreement with tkAG to acquire CSA. For more information see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments.” Our acquisitions or other investments may not perform in accordance with our expectations and could have an adverse impact on our operations and profits. Furthermore, we may be unable to successfully integrate any acquired businesses into our operations, realize expected synergies or accomplish the business objectives that were foreseen at the time of deciding any such investment. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions. These risks, and the fact that integration of any acquired businesses will require a significant amount of time and resources of Ternium’s management and employees, could have an adverse impact on Ternium’s ongoing business and could have a material adverse effect on its business, financial condition and results of operations.

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

As of December 31, 2016, goodwill in connection with our Mexican subsidiaries amounted to USD662.3 million and our investment in non-consolidated companies as of December 31, 2016, mainly related to our investment in Usiminas, amounted to USD418.4 million. For further information on the Usiminas impairment risk and its implications, see “—If Usiminas is not able to continue as a going concern, or successfully implement its business strategy, or if the business conditions in Brazil or in the global steel and mining industries were to be worse than we expected, the Company may be required to record a significant charge to earnings in the form of a further impairment of its investment in Usiminas, which could have a material adverse effect on Ternium’s results, financial condition or net worth.”

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

On January 16, 2012, Ternium, together with its subsidiary Siderar, acquired a participation in the control group of Usiminas, the largest flat steel producer in Brazil, for a total consideration of USD2.2 billion. On October 30, 2014, Ternium acquired additional ordinary shares of Usiminas for a total consideration of USD249.0 million. Between 2012 and September 2014, Usiminas improved its performance and results of operations as a result of the implementation of certain changes in its strategy and business practices.

Beginning in the fourth quarter of 2014, Brazilian steel-intensive industrial sectors such as the capital goods, durable goods, vehicles and machinery and equipment sectors were adversely affected by low investments, weak consumption, strong imports and high inventories. These developments adversely affected demand for steel in Brazil and Usiminas’ operating results and financial condition, resulting in the need for additional equity capital, among other things. On April 20, 2016, Ternium, together with its subsidiary Siderar, subscribed to preferred shares of Usiminas for a total subscription price of USD3.1 million. On July 19, 2016, Usiminas’ extraordinary general shareholders’ meeting homologated a capital increase, and Ternium, together with its subsidiary Siderar, was issued ordinary shares for a total subscription price of USD110.9 million. Ternium owns 34.4% of ordinary shares and 1.6% of preferred shares representing 20.5% of Usiminas’ capital, and holds 35.6% of the voting rights within the Usiminas’ control group. For further information on the Usiminas transactions, see note 3 to our consolidated financial statements included elsewhere in this annual report.

Further changes to Usiminas’ strategy and business practices will be required in the future in order to achieve sustainable profitability, and we cannot assure you that such changes will take place or be successful. Under the shareholders agreement governing the rights of the members of Usiminas’ control group, Ternium cannot, without the consensus of one or more of the other shareholder groups party to that agreement, cause the control group to adopt any decision at Usiminas’ shareholders’ meetings or cause the directors nominated by the control group to adopt any decision at Usiminas’ board of directors’ meetings (see Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas”). Accordingly, no control group member can, without the consent of other shareholder group or groups, implement any change to Usiminas’ business strategy, and therefore any necessary changes may not take place or fail to be implemented. In addition, a conflict has arisen within the Usiminas control group and its board with respect to the governance of Usiminas, including with respect to the rules applicable to the appointment of senior managers, the application of the shareholders’ agreement in matters involving fiduciary duties, and the company’s strategy, which may make it more difficult to reach consensus within the control group. For further information related to the conflict within the Usiminas control group, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas.”

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

Many of the drivers of the estimated recoverable value of Ternium’s investment in Usiminas have exhibited a high degree of volatility in the past and may continue to do so in the future, as they are affected by fluctuations in Brazil’s macroeconomic variables. Brazil has experienced from time to time varying degrees of economic, political, social and regulatory developments, including fluctuating prices of commodities, fluctuating trade balances, inflation, devaluation, civil unrest, tax increases, changes (including retroactive changes) in the enforcement or interpretation of tax laws and other retroactive tax claims or challenges, and changes in laws or regulations, creating uncertainty regarding the country’s future macroeconomic environment. Furthermore, the business conditions in Brazil or the global steel and mining industries could turn out to be worse than those we expected when assessing the value of our investment in Usiminas, which could in turn modify our expectations for the financial return on our investment in Usiminas.

For example, as of December 31, 2012, September 30, 2014, and December 31, 2015, Ternium wrote down its investment in Usiminas by USD275.3 million, USD739.8 million and USD191.9 million, respectively. As of December 31, 2016, the book value of Ternium’s investment in Usiminas was USD411.1 million, and the closing price of Usiminas’ ordinary and preferred shares, as quoted on the São Paulo stock exchange, BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros, was BRL8.26 (approximately USD2.53) per ordinary share and BRL4.10 (approximately USD1.26) per preferred share, giving Ternium’s ownership stake a market value of approximately USD625.5 million as of that date.

Ternium reviews the economic policies of Brazil and market expectations relating to the BRL against USD exchange rate on an ongoing basis and will continue to evaluate their impact on the drivers used to calculate the value in use of Ternium’s investment in Usiminas. These matters could lead to further changes in the carrying value of Ternium’s investment in Usiminas, either through currency translation adjustments, impairment charges or recoveries of impairment charges. Any further write-downs to Ternium’s investment in Usiminas could have a material adverse effect on Ternium’s results of operations or net worth.

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

From time to time, Ternium takes measures in order to become more competitive in Mexico, Argentina and Colombia; none of the measures taken in the past have resulted in significant labor unrest. However, we cannot assure you that this situation will remain stable or that future measures will not result in labor actions against us. Any future stoppage, strike, disruption of operations or new collective bargaining agreements could result in lost sales and could increase Ternium’s costs, thereby affecting our results of operations. For more information on labor relations and collective bargaining agreements, see Item 6. “Directors, Senior Management and Employees—D. Employees.”

Ternium’s related party transactions with companies controlled by San Faustin may not always be on terms as favorable as those that could be obtained from unaffiliated third parties.

Some of Ternium’s sales and purchases are made to and from other companies controlled by San Faustin. These sales and purchases are primarily made in the ordinary course of business, and we believe that they are made on terms no less favorable than those we could obtain from unaffiliated third parties. Ternium will continue to engage in related party transactions in the future, and these transactions may not be on terms as favorable as those that could be obtained from unaffiliated third parties. For information concerning the principal transactions between Ternium and related parties, see Item 7. “Major Shareholders and Related Party Transactions—B. Related Party Transactions.” For further detail on the approval process for related party transactions, see Item 6. “Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

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

Unexpected natural and operational catastrophes may impact the environment or cause exposure to hazardous substances, adversely impact our operations and profitability, and result in material liabilities to us.

We operate extractive, processing and logistical operations, including tailing dams, in many geographic locations. Our operations involve the use, handling, storage, discharge and disposal into the environment of hazardous substances and the use of natural resources. The iron ore mining industry is generally subject to significant risks and hazards, including environmental pollution, such as spilling of polluting substances or other hazardous materials; operational incidents, such as open-cut pit wall failures or rock falls in mining operations; transportation incidents, involving mobile equipment or machinery, slurry pipes and cable transportation; and may also be subject to unexpected natural catastrophes.

This could result in environmental damage, damage to or destruction of properties and facilities, personal injury or death, and delays in production. We may be subject to claims under federal and local laws and regulations for toxic torts, natural resource damages and other damages, as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Such claims for damages and reclamation may arise out of current or former conditions at sites that we own, lease or operate currently or inactive sites that we currently own, leased land sites and third-party waste disposal sites. We may be named as a responsible party at other sites in the future. We also could be subject to litigation for alleged bodily injuries arising from claimed exposure to hazardous substances allegedly used, released, or disposed of by us.

Environmental impacts as a result of our operations could result in costs and liabilities that could materially and adversely affect our margins, cash flow and profitability. Third-party claims arising from these events may exceed the limit of liability of the insurance policies we could have in place.

Required governmental concessions could be subject to changes or termination, permits and rights of use and occupancy could be difficult to obtain or maintain and taxes or royalties applicable to the mining industry could change, all of which could adversely affect our mining activities and operating costs.

Our mining activities are subject to specific regulations and depend on concessions and authorizations granted by governmental authorities. Amendments to applicable laws and regulations in Mexico may change the terms pursuant to which we are required to pursue our exploration, mining and ore processing activities. For example, on January 1, 2014, a comprehensive tax reform became effective in Mexico, including the enactment of new taxes and royalties over mining activities, which in the case of Ternium’s iron ore mining subsidiaries resulted in a 7.5% royalty on mining profits, calculated on a special tax basis. Additional changes to Mexican laws and regulations may result in new taxes or royalties or require modifications to the processes and technologies used in our mining activities, leading to unexpected capital expenditures and higher costs. If the relevant government authority determines that we are not in compliance with our obligations as concessionaires, it may terminate our concession.

Furthermore, in order to explore or exploit mines, it is necessary to obtain the right of use and occupancy of the land where the mines are situated. Even though government regulations frequently establish provisions intended to facilitate the establishment of such rights, in some cases it may be difficult to reach and maintain agreements with the landowners or such agreements may be excessively onerous. If we are unable to establish use and occupancy rights on acceptable terms, our mining activities may be compromised. In addition, Ternium’s iron ore mining subsidiaries need to obtain, in the normal course of business, permits for the preparation of new iron ore bodies at the mines and for the expansion of tailing deposit capacity. If we are unable to obtain such permits on a timely basis, we may need to alter our mining and/or production plans, which could lead to unexpected capital expenditures and higher costs.

Our reserve estimates may differ materially from mineral quantities that we may be able to actually recover, or our estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine in the future or cause us to revise our reserve estimates.

Ternium’s reserves are estimated quantities of ore that it has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond our control. Reserve calculations involve estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Reserve estimates also depend on assumptions relating to the economic viability of extraction, which are established through the application of a life of mine plan for each operation or project providing a positive net present value on a forward-looking basis, using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. These forecasts and projections involve assumptions and estimations that, although we believe are reasonable at the time of estimating our reserves, may change in the future and may fail to anticipate geological, environmental or other factors or events that could make it difficult or unprofitable to mine certain ore deposits.

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

Communities living or owning land near areas where we operate may take actions to oppose and interfere with our mining activities. Although we make significant efforts to maintain good relationships with such communities, actions taken by them (or by interest groups within those communities) may hamper our ability to conduct our mining activities as planned, request the government to revoke or cancel our concessions or environmental or other permits, prevent us from fulfilling agreements reached with the government in connection with our mining activities, or significantly increase the cost of exploring and/or exploiting the mines, thereby adversely affecting our business and results of operations. For example, in Aquila, Mexico, in 2011, 2012 and 2013, members of certain native communities blocked roads demanding higher compensation for the use of land for mining activities (and these actions prevented Ternium from transporting iron ore from the mines to the pelletizing facilities for periods of time that on some occasions ultimately resulted in a technical stoppage of the mining activities in Aquila). More recently, in July 2015, a group of people demanding additional benefits for the native community entered and occupied certain Consorcio Peña Colorada’s facilities located in Colima and Jalisco, Mexico, blocked the principal accesses and impeded the entrance and exit of the employees for more than 8 hours. In 2013, local communities initiated legal actions aimed at the cancellation of certain permits granted to Las Encinas and to Consorcio Peña Colorada. Although those legal actions did not succeed, Mexican legislation affords judges the power to preemptively suspend environmental or other permits or concessions, or to take certain other measures, in order to protect the ejidos (land jointly owned by native communities) until a legal action is resolved. An adverse legal decision suspending or cancelling our permits, or the illegal occupation of our facilities, could adversely impact our mining activities and results of operations.

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

As of March 31, 2017, San Faustin beneficially owned 62.02% of our outstanding voting shares and Tenaris, which is also controlled by San Faustin, held 11.46% of our outstanding voting shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or “RP STAK,” holds voting shares in San Faustin sufficient in number to control San Faustin (i.e. it has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin, including the election of directors and the approval of certain corporate transactions and other matters concerning San Faustin’s policies). As a result, RP STAK has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, our controlling shareholder may cause our board of directors to approve an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “—Risks Relating to our ADSs—Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases” and Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Non-controlling interests in our subsidiaries could delay or impede our ability to complete our strategy.

We do not own one hundred percent of the interests in certain of our subsidiaries.

As of March 31, 2017, 26.03% of Siderar is held by Administración Nacional de la Seguridad Social, or “ANSeS,” Argentina’s governmental social security agency, and 13.03% is publicly held. ANSeS became a significant shareholder of Siderar in the last quarter of 2008 as a result of the nationalization of Argentina’s private pension system, which caused assets under administration of Argentina’s private pension funds—including significant interests in publicly traded companies, such as Siderar, held by such funds—to be transferred to ANSeS.

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

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States and could be affected by changes in the terms of the North American Free Trade Agreement, or NAFTA. If problems such as deterioration in Mexico’s economic conditions reemerge (for example, as a result of lower revenues due to oil price decline) or there is a future re-emergence of social instability, political unrest, reduction in government spending or other adverse social developments, foreign exchange and financial markets may exhibit continued volatility, which, depending on its severity and duration, could adversely affect the business, results of operations, financial condition or liquidity of Ternium. Moreover, adverse economic conditions in Mexico could result in, among other things, higher interest rates accompanied by reduced opportunities for refunding or refinancing, reduced domestic consumption of Ternium’s products, decreased operating results and delays in the completion of ongoing and future capital expenditures.

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

In recent years, there have been high incidences of violence and crime related to drug trafficking in Mexico, including the Monterrey area, where our main facilities are located, and Michoacán, where some of our mining facilities are located. Security issues could affect our day-to-day operations and could also result in an economic slowdown, reducing domestic demand for our products and thereby having an adverse effect on our business. A deterioration of the security situation could result in significant obstacles or additional costs to the implementation of our growth plans in Mexico, including delays in the completion of capital expenditures.

Uncertainties related to possible regulatory or tax changes in the United States, including an adjustment border tax or changes to NAFTA, could adversely impact our results of operations and net results.

The U.S. government administration announced that it will seek a tax reform that will include a border tax adjustment mechanism and certain changes to NAFTA’s terms of trade on products imported from Mexico. Uncertainties about the possible outcome of the reforms in the United States and changes to NAFTA’s terms of trade could adversely affect the investment climate and economic activity in Mexico, even though a significant period may elapse until any potential changes become effective. This, in turn, could affect Ternium’s shipments, results of operations and net worth.

Argentina

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

Our business and results of operations in Argentina depend on macroeconomic conditions, among other factors. Steel shipments to the Argentine domestic market were disrupted during the 2008-2009 downturn in the global economy. Steel shipments to the Argentine domestic market also decreased in 2016, as the country faced a significant rebalancing of the economy’s relative prices in a year of macroeconomic policy changes under a new administration.

The Argentine economy is currently facing significant challenges. As further discussed below, high inflation is leading to labor unrest. In addition, in the last decade, the economy was affected by supply constraints and capital investment in general has declined significantly due to, among other factors, political, economic and financial uncertainties and government actions adopted by previous administrations, which included price and foreign exchange controls, import restrictions, export taxes, an increased level of government intervention in, or limitations to, the conduct of business in the private sector and other measures affecting investor confidence. Although the current administration removed such measures, there can be no assurance that they will not be reestablished in the future or that the Argentine government will not take additional similar measures in the future.

Economic conditions in Argentina have deteriorated rapidly in the past and may deteriorate rapidly in the future. The Argentine economy may not grow and economic instability may increase. Our business and results of operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina or by the Argentine government’s policy response to such conditions.

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

Since 1992, the Argentine government has not permitted the application of an inflation adjustment on the value of fixed assets for tax purposes. As a result of the substantial devaluation of the Argentine peso against the U.S. dollar and significant inflation over the last decade, the amounts that the Argentine tax authorities permit Siderar to deduct as depreciation for its past investments in plant, property and equipment have been substantially reduced in real terms, thus creating artificial gains for tax purposes which result in effective tax rates that are higher than statutory tax rates. In addition, provincial taxes on Siderar’s sales have increased over the last few years. In September 2013, Argentine lawmakers enacted a new 10% withholding tax on dividend distributions in Argentina. This measure resulted in a deferred tax loss of USD24.0 million in Ternium’s 2013 results, which was recovered after the elimination of such tax in July 2016. Argentina’s current administration has announced its intention to reform the country’s tax system in 2018. The features of such potential reform are still uncertain and thus the impact it could have for Siderar is still unknown. If the Argentine government increases the tax burden on Siderar’s operations or its shareholders, Ternium’s results of operations, net results and financial condition could be adversely affected.

Argentine exchange controls could prevent Ternium from paying dividends or other amounts from cash generated by Siderar’s operations.

In the past, the Argentine government and the Argentine Central Bank introduced several rules and regulations to reduce volatility in the ARS/USD exchange rate, and implemented formal and informal restrictions on capital inflows into Argentina and capital outflows from Argentina. Although most restrictions were lifted in the course of 2016 and the first quarter of 2017, following a change in the government’s administration, such controls could be reestablished, or additional restrictions of that kind could be imposed in the future, and could expose Ternium to the risk of losses arising from fluctuations in the exchange rate or affect Ternium’s ability to finance its investments and operations in Argentina or impair Ternium’s ability to convert and transfer outside Argentina funds generated by Siderar, for example, to fund the payment of dividends or to undertake investments and other activities that require offshore payments. For additional information on Argentina’s current exchange controls and restrictions, see Item 10. “Additional Information—D. Exchange Controls.”

Restrictions on the imports of key steelmaking inputs for Siderar’s operations in Argentina could adversely affect Siderar’s production and revenues and negatively impact Ternium’s results of operations.

Some of Siderar’s key steelmaking inputs, including iron ore and coking coal, are imported into Argentina. In the past, different government administrations implemented significant import restrictions that, if reinstated, may affect the availability of key steelmaking inputs for our operations in Argentina. Among other restrictions, during the previous administration, all payments on imports of goods and services were required to be approved by the Argentine federal tax authority and other authorities, such as the Secretary of Commerce. Although most restrictions were lifted in December 2015, such import restrictions, if reinstated, could delay imports and adversely affect our business, operations and growth projects in Argentina. In addition, they could affect Siderar’s exports from Argentina, considering that foreign countries could adopt and implement counter-trade measures.

Restrictions or an increase of the costs on the supply of energy to Siderar’s operations in Argentina could curtail Siderar’s production and negatively impact Ternium’s results of operations.

For over a decade, Argentina has suffered from an insufficient level of investment in natural gas and electricity supply and transport capacity, coupled with a substantial increase in demand for natural gas and electricity. This, in turn, resulted in shortages of natural gas and electricity to residential users and, in particular, to industrial users, including Siderar, during periods of high demand. Siderar’s operations experienced constraints in their natural gas supply requirements and interruptions in their electricity supply at peak hours on many occasions. Although the Argentine government is making efforts to increase availability of energy supply in the country, if demand for natural gas and electricity increases and a matching increase in natural gas and electricity supply and transport capacity fails to materialize on a timely basis, Siderar’s production in Argentina (or that of its main customers and suppliers) could be curtailed, and Siderar’s sales and revenues could decline. In addition, since 2016 the new government administration is gradually reducing the government’s subsidies for natural gas and electricity, aiming to eliminate them by 2019. This is expected to result in higher natural gas and electricity transportation costs for Siderar. An increase in Siderar’s energy costs may adversely affect Siderar’s results of operations. See “—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, slabs and energy could adversely affect Ternium’s profitability” above.

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

International trade-related legal actions and restrictions pose a constant risk for Ternium’s international operations and sales throughout the world. We purchase steel products, including significant quantities of steel slabs, for our operations in Mexico (which we obtain from various suppliers in Mexico and overseas), and we also purchase steel products for our operations in Colombia (which we obtain from our subsidiaries overseas and from various suppliers in Colombia and overseas) and for our operations in Argentina (which we obtain from various suppliers mainly in Brazil). Subject to certain conditions, steel products are imported into Mexico, Argentina and Colombia under zero or low import duties. In the future, the Mexican, Argentine or Colombian governments may impose new duties, increase applicable duties or impose import quotas.

Increased trade liberalization has reduced certain of Ternium’s imported input costs and increased Ternium’s access to many foreign markets. However, greater trade liberalization in its domestic markets is increasing competition for Ternium in such markets. In recent years, as a consequence of the global downturn and the economic slowdown in China, the number of antidumping and countervailing actions limiting trade has increased substantially. Accordingly, producers from certain countries find themselves excluded from certain markets and in need of finding alternatives for their products. As a result, Ternium’s domestic market share could be eroded in the face of foreign imports, and Ternium’s increased exports to foreign markets where import barriers have been reduced may not completely offset domestic market share losses resulting from increased foreign competition.

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

Currently, there are ongoing negotiations for new commitments on greenhouse gas (GHG) emissions related to the second phase of Kyoto protocol, which expires in 2020, and the new Paris Agreement, an agreement within the United Nations Framework Convention on Climate Change (UNFCCC) dealing with GHG emissions mitigation. The Paris Agreement consists of two elements: a legally binding commitment by each participating country to set an emissions reduction target, referred to as “Nationally Determined Contributions” (NDCs), with a review of the NDCs that could lead to updates and enhancements every five years beginning in 2023; and a transparency commitment requiring participating countries to disclose in full their progress. New environmental regulations could result from such agreements and ongoing negotiations, including a carbon pricing cap and trade systems, carbon taxes, mandated emission controls and reporting requirements. If such new regulations are issued and become applicable to Ternium, they could have a negative effect on Ternium’s business and results of operations.

Furthermore, environmental laws and regulations may, in some cases, impose strict liability rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. These laws and regulations may expose us to liability for the conduct of, or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed.

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

Some of the activities for which Ternium supplies products, such as production of food cans, construction and the automotive industry, are subject to inherent risks that could result in death, personal injury, property damage or environmental pollution, and subject us to potential product liability risks that could extend to being held liable for the damages produced by such products. Furthermore, Ternium’s products are also sold to, and used in, certain safety-critical appliances. Actual or claimed defects in our products may give rise to claims against us for losses suffered by our customers and expose us to claims for damages. The insurance we maintain may not be adequate or available to protect us in the event of a claim, its coverage may be limited, canceled or otherwise terminated, or the amount of our insurance may be less than the related impact on enterprise value after a loss.

Risks Relating to Our ADSs

The market price for our ADSs could be highly volatile.

Volatility in the price of our ADSs may be caused by factors within or outside of our control and may be unrelated or disproportionate to Ternium’s operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as announcements of transactions, investments, or changes in strategies or business plans of Ternium or its competitors, could adversely affect the trading price of our ADSs, regardless of the likely outcome of those developments. Broad market and industry factors could adversely affect the market price of our ADSs, regardless of their actual operating performance. As an example of this volatility, the price of our ADSs closed at USD45.18 on June 2, 2008, and fell to a low of USD4.55 on November 20, 2008. In the 2009-2010 period, the price of our ADS recovered and reached a high closing price of USD43.26 on January 5, 2011, but then fell to a low of USD15.54 on November 29, 2011. In the 2012-2013 period, the price of our ADS recovered and reached a high closing price of USD32.24 on January 15, 2014, but then fell to a low of USD10.56 on January 15, 2016. Since then, the price of our ADSs recovered and traded in a range of USD22.43 to USD27.41 in the first quarter 2017. For more information, see Item 9. “The Offer and Listing—A. Offer and Listing Details.”

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

Certain shareholders’ rights under Luxembourg law, including the right to vote, to receive dividends and distributions, to bring actions, to examine the books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. The Bank of New York Mellon, or BNY Mellon, as depositary, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs and therefore only the depositary can exercise the shareholders’ rights in connection with the deposited shares. For example, if we make a distribution in the form of securities, the depositary is allowed, at its discretion, to sell that right to acquire those securities on your behalf and to instead distribute the net proceeds to you. Also, under certain circumstances, such as our failure to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary. In the circumstances specified in the deposit agreement, if the depositary does not receive voting instructions from the holder of ADSs or the instructions are not in proper form, then the depositary shall deem such holder to have instructed the depositary to give, and the depositary shall give, a proxy to a person designated by the Company with respect to that amount of shares underlying such ADSs to vote that amount of shares underlying such ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote that amount of shares underlying such ADSs on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADSs.

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

Item 4. Information on the Company

Overview

Ternium is a leading steel producer in Latin America. We manufacture and process a broad range of value-added steel products, including galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, hot-rolled flat products, cold-rolled products, bars and wire rods, as well as slitted and cut-to-length offerings through our service centers. Our customers range from large global companies to small businesses operating in the construction, automotive, home appliances, capital goods, container, food and energy industries.

With approximately 16,700 employees and an annual production capacity of 11.0 million tons of finished steel products and 4.0 million tons of iron ore pellets (most of which are used in our steelmaking activities) as of December 31, 2016, Ternium has production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, iron ore mines in Mexico, and a network of service and distribution centers throughout Latin America that provide it with a strong position from which to serve its core markets. In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian steel market, and has recently agreed to acquire CSA, a Brazilian slab producer. Our proximity to local steel-consuming markets enables us to differentiate from our competitors by offering valuable services to our customer base across Latin America. Our favorable access to iron ore sources and proprietary iron ore mines in Mexico provide reduced logistics costs, and our diversified finished steel production base enables us to adapt to fluctuating input-cost conditions.

Ternium primarily sells its steel products in the regional markets of the Americas. Ternium provides specialized products and delivery services, mainly to customers in Mexico, Argentina, Colombia, the United States and various Central American countries, through its network of manufacturing facilities and service centers. We believe that Ternium is the leading supplier of flat steel products in Mexico and Argentina, has a significant position as supplier of steel products in Colombia and in various other countries in Latin America, and is a competitive player in the international steel market for steel products. Through its network of commercial offices in several countries in Latin America, the United States and Spain, Ternium maintains an international presence that allows it to reach customers outside its local markets, achieve improved effectiveness in the supply of its products and in the procurement of semi-finished steel, and maintain a fluid commercial relationship with its customers by providing continuous services and assistance.

In 2016, 62.1% of Ternium’s net sales of steel products were made to Mexico, 25.9% to the Southern Region (which is comprised of sales to customers in Argentina, Bolivia, Chile, Paraguay and Uruguay), and 12.0% to other markets (including major shipment destinations, such as Colombia, the United States and Central America, as well as other international destinations). In 2016, Ternium’s net sales were USD7.2 billion, operating income was USD1.1 billion, and net income attributable to owners of the parent was USD595.6 million.

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

In December 1997, a consortium formed by San Faustin, Siderar, Usiminas, Hylsamex and Sivensa won the bid in the privatization of a controlling interest in Sidor CA., or Sidor, the largest steel company in Venezuela.

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

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l., or “Ternium Investments,” Siderar and its wholly-owned subsidiary Prosid Investments S.A. or “Prosid,” and Confab Industrial S.A., a subsidiary of Tenaris, or “TenarisConfab,” joined the existing control group of Usiminas, a leading steel company in the Brazilian flat steel market, through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively, and formed the so-called Ternium/Tenaris (T/T) Group. Ternium Investments, Siderar (and Prosid) and TenarisConfab entered into an amended and restated Usiminas shareholders’ agreement with NSSMC, Mitsubishi and Metal One (comprising the so-called “Nippon Group”) and Previdência Usiminas or “CEU,” Usiminas’ employee pension fund. The shareholders agreement governs the rights and obligations of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the Usiminas control group.

On October 30, 2014, Ternium Investments acquired 51.4 million additional ordinary shares of Usiminas from Caixa de Previdência dos Funcionários do Banco do Brasil —PREVI. On April 20, 2016, Ternium Investments subscribed to 7.0 million, and Siderar and Prosid subscribed to an aggregate 1.5 million preferred shares of Usiminas. On July 19, 2016, Usiminas’ extraordinary general shareholders’ meeting homologated a capital increase, and Ternium Investments was issued 62.6 million additional ordinary shares, and Siderar and Prosid were issued an aggregate 13.8 million additional ordinary shares. As a result of these transactions, Ternium, through its subsidiaries Ternium Investments, Siderar and Prosid, owns 242.6 million ordinary shares of Usiminas (representing 34.4% of Usiminas’ ordinary shares) and 8.5 million of Usiminas’ preferred shares (representing 1.6% of Usiminas’ preferred shares), representing in aggregate 20.5% of Usiminas’ capital. Of these, 114.7 million ordinary shares are subject to the shareholders’ agreement that governs the rights and obligations of the members of Usiminas’ control group (representing a 35.6% interest within that group). Although the shares acquired in October 2014 and subscribed to in July 2016 are not subject to the shareholders’ agreement, during the term of that agreement Ternium is required to vote such shares in accordance with the control group’s decisions. For further information on the Usiminas investment, see note 3 to our consolidated financial statements included elsewhere in this annual report.

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

Our Business Strategy

Our main strategic objective is to enhance shareholder value by strengthening Ternium’s position as a competitive producer of steel products, in a manner consistent with minority shareholders’ rights, while further consolidating Ternium’s position as a leading steel producer in Latin America and a strong competitor in the Americas. The main elements of this strategy are:

•	Focus on higher margin value-added products. We intend to continue to shift Ternium’s sales mix toward higher margin value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time delivery and inventory management. For example, on March 1, 2017, Ternium announced its plans to build a hot-dip galvanizing line and a pre-painting line in its facility in Pesquería, Mexico. For more information, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments.”

•	Pursue strategic growth opportunities. We have a history of strategically growing our businesses through acquisitions and joint ventures. In addition to pursuing organic growth, we intend to identify and actively pursue growth-enhancing strategic opportunities to consolidate Ternium’s presence in its main markets and expand it to the rest of Latin America, increase its upstream integration, expand its offerings of value-added products, increase its steel production, and increase its distribution capabilities. For example, on February 21, 2017, Ternium entered into a definitive agreement with tkAG to acquire CSA, a Brazilian slab producer. For more information, see Item 5. “Operating and Financial Review and Prospects—G. Recent Developments.” For a description of some of the risks associated with Ternium’s growth strategy, see Item 3. “Key Information—D. Risk Factors—Risks Relating to Our Business—Future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.”

•	Implement Ternium’s best practices. We believe that the implementation of Ternium’s managerial, commercial and production best practices in acquired and new businesses should generate benefits and savings;

•	Maximize the benefits arising from Ternium’s broad distribution network. We intend to maximize the benefits arising from Ternium’s broad network of distribution, sales and marketing services to reach customers in major steel markets with a comprehensive range of value-added products and services and to continue to expand its customer base and improve its product mix; and

•	Enhance Ternium’s position as a competitive steel producer. We are focused on improving utilization levels of our plants, increasing efficiency and further reducing production costs from levels that we already consider to be among the most competitive in the steel industry through, among other measures, capital investments and further integration of our facilities.

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

Ternium’s aggregate production capacity of finished steel products as of December 31, 2016, calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process, was approximately 11.0 million tons, of which 7.3 million tons correspond to facilities located in Mexico, 2.9 million tons correspond to facilities located in the Southern Region and 0.8 million tons correspond to facilities located in other markets. Ternium’s aggregate production capacity of iron ore pellets as of December 31, 2016, was 4.0 million tons. Such iron ore products are mainly sold intercompany for the production of steel products by our steel segment.

Steel production facilities, service centers and distribution centers

The assets described in this section are owned by Ternium’s operating subsidiaries. The following table provides an overview, by type of asset, of Ternium’s production capacity as of December 31, 2016:

Production asset	Quantity	Capacity (thousand tons per year)[1]
		Mexico	Argentina	Other	Total
Coke Plant	4		1,280		1,280
Sinter Plant	1		1,480		1,480
Direct Reduced Iron Plant	3	2,710			2,710
Blast Furnace	2		3,220		3,220
Electric Arc Furnace	5	4,010		190	4,200
Basic Oxygen Furnace	3		3,500		3,500
Vacuum Degassing	2	840	1,200		2,040
Thin Slab Continuous Caster	1	2,330			2,330
Slab Continuous Caster	2		5,630		5,630
Billet Continuous Caster	3	1,600		190	1,790
Hot-rolling Mill (flat products)	4	6,050	2,890		8,940
Skin-Pass Mill	4	2,630	990		3,620
Hot-rolling Mill (long products)	4	1,110		200	1,310
Pickling Line	9	5,270	1,910		7,180
Cold-Rolling Mill (Tandem or Reversing)	10	3,740	1,840		5,580
Electrolytic Cleaning	5	1,940	230		2,170
Annealing Line	5	1,590	1,330		2,920
Temper Mill	7	2,040	2,020		4,060
Tension-Leveling / Inspection Line	9	1,130	1,150		2,280
Electro-Tinplating line	1		160		160
Hot Dip Galvanizing Line	12	1,880	630	310	2,820
Electro-Galvanizing Line	1		110		110
Color-Coating Line	8	620	120	190	930
Slitter	33	2,050	500	310	2,860
Cut to length	36	570	1,000	190	1,760
Roll forming Line	34	510	540	230	1,280
Panel Line	4	80			80
Profile Line	17	170	80	110	360
Tube Line	20	520	190	60	770
Wire drawing Lines	12			100	100
Wire Mesh Lines	2			40	40
Rebar Processing Lines[2]	47			180	180

[1]	In this annual report, annual production capacity is calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

[2]	Includes shears, straighteners, stirrup benders and shaping centers.

Mexico. Ternium has twelve steel production and/or processing units in Mexico, consisting of three integrated steel-making plants (two of which produce long steel products and one of which produces flat steel products and includes two steel service centers); five downstream flat steel processing plants, combining hot-rolling, cold-rolling and/or coating facilities (two of which include steel service centers); and four steel service centers. In addition, Ternium has ten distribution centers in this region, aimed at serving customers mainly in the construction sector.

The following table sets forth key items of information regarding Ternium’s principal production locations and production units:

Unit	Country	Type of Plant				Location
		Integrated[1]	Downstream[2]	Service Center	Distribution Center
Guerrero	Mexico	X		X		San Nicolás d.l.G., Nuevo León
Norte	Mexico	X				Apodaca, Nuevo León
Puebla	Mexico	X				Puebla, Puebla
Juventud	Mexico		X	X		San Nicolás d.l.G., Nuevo León
Churubusco	Mexico		X	X		Monterrey, Nuevo León
Monclova	Mexico		X			Monclova, Coahuila
Universidad	Mexico		X			San Nicolás d.l.G., Nuevo León
Pesquería	Mexico		X			Pesquería, Nuevo León
Apodaca Industrial	Mexico			X		Apodaca, Nuevo León
Apodaca Comercial	Mexico			X		Apodaca, Nuevo León
Varco-Pruden	Mexico			X		Ciénaga de Flores, Nuevo León
San Luis	Mexico			X		San Luis, San Luis Potosí
DC Chihuahua	Mexico				X	Chihuahua, Chihuahua
DC BC	Mexico				X	Tijuana, Baja California
DC Norte	Mexico				X	Escobedo, Nuevo León
DC Puebla	Mexico				X	Puebla, Puebla
DC Guadalajara	Mexico				X	Guadalajara, Jalisco
DC Mexico	Mexico				X	Tultitlán, Estado De México
DC Culiacán	Mexico				X	Culiacán, Sinaloa
DC Veracruz	Mexico				X	Veracruz, Veracruz
DC Mérida	Mexico				X	Mérida, Yucatán
DC Tuxtla	Mexico				X	Tuxtla Gtz, Chiapas

[1]	“Integrated” refers to a type of steel plant that includes at least steelmaking and hot-rolling facilities.

[2]	“Downstream” refers to a type of steel plant that includes hot-rolling, cold-rolling and/or steel coating facilities.

Guerrero unit: Located in the metropolitan area of Monterrey, Nuevo León, Mexico, the Guerrero unit produces hot-rolled and cold-rolled coils for the industrial, construction and home appliance sectors and for further processing in other Ternium Mexico’s units. It also produces slitted and cut-to-length products for the industrial sector, and profiles and tubes for the industrial and construction sectors. This unit includes two steel service centers, a slab-rolling mill, and an integrated facility based on direct reduced iron, or DRI, mini-mill steelmaking and thin-slab casting/rolling mill technologies that uses iron ore pellets and steel scrap as main raw materials. The facility sources all of the iron ore from Ternium Mexico’s mining operations. In addition, the facility sources its net requirements of slabs from Mexican and international producers. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

During 2016, Ternium continued implementing its investment plan in this unit. Launched in 2013, the plan encompasses improvements in industrial safety and environmental sustainability, as well as maintenance and facilities’ overhaul. In 2015, Ternium completed the installation of a secondary de-dusting system in the steel shop, which enhanced control of emissions, and commissioned a new briquetting facility, which enabled the recycling of metallic fines generated by several processes. During 2016, Ternium commissioned a new hydrochloric acid regeneration plant, which stores and processes acid used by the pickling lines of the cold-rolling mills, resulting in reduced by-product generation rates and improved product quality and process control. Moreover, during 2016, Ternium continued making progress on other improvement projects and complementary investments in the Guerrero unit. These projects are related to the processing and handling of steel slag in the steel shop, the replacement of pickling tanks, the improvement in the treatment of sludge and upgrading of raw material storage yards, as well as improvements for vehicular traffic. For more information on Ternium’s environmental and safety projects, see “—B. Business Overview—Capital Expenditure Program.”

Norte unit: Located in Nuevo León, Mexico, the Norte unit produces billets and rebar for the construction industry. It is an integrated facility based on mini-mill steelmaking technology that uses steel scrap as its main raw material. Ternium’s procurement policy for scrap is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

Puebla unit: Located in Puebla, Mexico, the Puebla unit produces rebar, wire rod and round bar mainly for the construction and industrial sectors, including high-carbon, low-carbon and micro-alloyed wire rod. It is an integrated facility based on DRI and mini-mill steelmaking technologies that uses iron ore pellets and steel scrap as main raw materials. The facility sources all of the iron ore from Ternium Mexico’s mining operations. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

Juventud unit: Located in Nuevo León, Mexico, the Juventud unit produces galvanized and color-coated coils for the construction, home appliance and other industries and has a steel service center that produces slitted and roll-formed products, panels and tubes for the construction and industrial sectors. This plant processes hot-rolled and cold-rolled coils received from Ternium Mexico’s units in Nuevo León.

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

Monclova unit: Located in Coahuila, Mexico, the Monclova unit produces galvanized and color-coated sheets for the home appliance industry. This plant processes cold-rolled coils mainly received from Ternium Mexico’s units in Nuevo León.

Universidad unit: Located in Nuevo León, Mexico, and across the street from the Guerrero unit, the Universidad unit produces galvanized and color coated coils for the construction, home appliance and industrial sectors. This plant, which also has a cold-rolling mill, processes hot-rolled coils received from Ternium Mexico’s units in Nuevo León.

Pesquería industrial center: Located in Nuevo León, Mexico, the Pesquería industrial center produces cold-rolled and galvanized coils for the automotive industry, among other industrial sectors. The cold-rolling mill processes hot-rolled coils sourced from Ternium Mexico’s Churubusco and Guerrero units, as well as from third parties. Tenigal purchases hot-rolled coils mainly from NSSMC; hot-rolled coils are processed at the Pesquería cold-rolling mill and then used in the production of galvanized products. On March 1, 2017, Ternium announced its plan to build a hot-dip galvanizing line and a pre-painting line in this facility. For further information, see Item 5. “Operating and Financial Review and Prospects —G. Recent Developments — New galvanizing and pre-painting lines in Mexico.”

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

Southern Region. Ternium has eight steel production and/or processing units in this region, located in Argentina, consisting of one integrated flat steel-making plant; four downstream flat steel processing plants, comprising cold-rolling, coating or tube-making facilities (three of which include steel service centers); and three steel service centers.

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

Other Markets. Ternium has thirteen steel production and/or processing units in Colombia, Central America and the United States, consisting of one integrated long steel-making plant, two downstream flat steel processing plants comprising coating facilities (one of which includes a steel service center), and ten steel service centers. In addition, Ternium has four steel retail distribution centers aimed at serving customers mainly in the construction sector.

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

San José unit: Located in San José, Costa Rica, this is a steel service center that produces roll-formed products and profiles for the construction industry. This plant processes hot-rolled, cold-rolled and coated coils received from Ternium Mexico’s units in Nuevo León and from the Villa Nueva unit.

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

In addition, Las Encinas owns four other mines: Las Palomas, which is expected to start operations during 2017; and El Chilillo, El Encino and Cerro Nahuatl, which are substantially exhausted.

The following table provides an overview, by type of facility, of Ternium’s production capacity as of December 31, 2016:

	Las Encinas		Consorcio Peña Colorada(1)
Production facility	Quantity	Capacity(2)	Quantity	Capacity(2)
Crushing Plant(3)	2	5,300	1	18,000
Concentration Plant(3)	1	3,500	1	16,300
Pelletizing Line	1	1,900	2	4,100

(1)	Figures correspond to total capacity. Ternium has a 50% interest in Consorcio Peña Colorada.

(2)	In thousands of tons per year. Crushing capacity for Las Encinas includes crushing lines located in Aquila and in El Encino.

(3)	The capacity figures for the crushing and concentration plants refer to the plants’ iron ore processing capacity. The plants’ actual iron ore concentrate production depends on the iron ore grade of the processed material.

Las Encinas

Las Encinas produces iron ore pellets and magnetite concentrate in Mexico. At present, Las Encinas operates the Aquila and Las Palomas open pit mines located in Michoacán and Jalisco, respectively.

Las Encinas facilities include two crushing plants (located close to each of the Aquila and El Encino mines), and a concentration and pelletizing plant located in Alzada, Colima, approximately 160 kilometers from Aquila. Its major processing facilities (crushing, concentration and pelletizing facilities) include two primary crushers and a dry cobbing plant in Aquila, and horizontal and vertical ball mills and several stages of magnetic separation in Alzada. The iron ore pre-concentrate is transported from Aquila to a transfer station at Tecoman, Colima, by truck and from Tecoman to Alzada by rail and truck for processing in the concentration plant. In addition, El Encino may receive, from time to time, magnetite iron ore purchased by Las Encinas from other local concessionaires. The iron ore pellets produced in Alzada are transported by rail to Ternium Mexico’s integrated facilities in Monterrey and Puebla. The Aquila and El Encino operations and the Alzada facilities receive electrical power from the Comisión Federal de Electricidad, or “CFE”, the Mexican state-owned electric utility.

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

Mines not yet active

During 2016, Las Encinas made further progress toward the commencement of operations at the Las Palomas iron ore deposit in Jalisco. The mine has iron ore reserves of approximately 15 million tons on a run-of-mine basis and is expected to start operations during 2017.

Mines under exploration

Las Encinas holds mining rights over other areas scattered throughout Michoacán, Jalisco and Colima, Mexico. In recent years, Las Encinas conducted exploration activities mainly in Michoacán and Jalisco and identified certain additional iron ore resources in Sierra del Alo, Jalisco. However, exploration activities decreased significantly as a result of the expected medium-term price of iron ore. In the future, Las Encinas may continue pursuing the development of small to mid-sized mining operations similar to Las Palomas, as a way to diversify its sources of iron ore and to make effective use of its mining rights in the region.

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

The Cerro Nahuatl open pit mine located in Colima, Mexico, operated until 2008. The Cerro Nahuatl core reserves were exhausted and the mine’s operation has been suspended. Ternium is currently following the steps required to proceed with its permanent closure.

Consorcio Peña Colorada

Consorcio Peña Colorada, a company owned 50% by Ternium and 50% by ArcelorMittal, produces iron ore pellets and magnetite concentrate in Mexico. Consorcio Peña Colorada operates the Peña Colorada open pit mine as well as a concentrating facility and a two-line pelletizing facility. Consorcio Peña Colorada owns part of the property where its mine and processing facilities stand, and leases 1,202 hectares adjacent to the mine that are used to deposit material removed as part of the regular short-term and long-term life of mine plan.

Consorcio Peña Colorada has operated since 1974 and holds mining rights over 39,813 hectares. The Peña Colorada mine is a complex polyphase iron ore deposit. Several magmatic and hydrothermal events produced iron mineralization as skarns or skarnoids, and late dikes and faults that crosscut the mineralized bodies. The main mineralization events are a massive ore body and a disseminated ore body, within polymictic breccia zones.

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

Ternium is required to buy from Consorcio Peña Colorada half of the mine’s annual production. See Item 4. “—Raw Materials, Slabs, Energy and Other Inputs—Mexico—Iron Ore.” Iron ore concentrate and pellets sold to Ternium are shipped by rail from the mine to Ternium’s facilities in Mexico or exported.

Consorcio Peña Colorada is implementing a capital expenditure program aimed at restoring its iron ore concentrate production capacity in order to increase the utilization of its iron ore pelletizing facilities. Works include the increase of its ore crushing, grinding and concentration capacity, in order to process larger quantities of ore with a lower iron grade; the preparation of new iron ore bodies at the mine; and the expansion of its tailing deposit capacity. Consorcio Peña Colorada is expected to obtain the required environmental and other permits as well as additional electrical power from CFE during 2017, when the project is expected to be completed.

Iron ore reserves

The table below details Ternium’s estimated proven and probable iron ore reserves as of December 31, 2016. The classification of the iron ore reserve estimates as proven or probable is based on drill hole spacing and reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit. Reserves are reported as Run of Mine (ROM). Tonnage is reported on a wet metric ton basis.

Iron ore reserves(1) as of	December 31, 2016						December 31, 2015
	Proven		Probable		Total		Total
	Million tons	% Fe	Million tons	% Fe	Million tons	% Fe	Million tons	% Fe
Las Encinas(2)	22	41	-	-	22	41	24	40
Peña Colorada(3)	124	22	118	21	242	21	226	22

(1)	In Peña Colorada, proven iron ore reserve estimates are based on drill hole spacing ranging from 25m x 25m to 100m x 100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x 50m to 300m x 300m. In Las Encinas, drill hole spacing may be more distanced.

(2)	Includes exclusively the Aquila and the Las Palomas mines.

(3)	Reported figures represent the total reserves at the Peña Colorada mine. Ternium has a 50% interest in Consorcio Peña Colorada.

The table below provides additional information on iron ore production and average estimated mine life.

Operations/Projects	% Ownership	In Operation Since	2016 Run of Mine Production (Million tons)	2016 Saleable Production (Million tons)(1)	Estimated Mine Life (Years)(2)
Las Encinas(3)	100	1970	3.1	1.9	8
Consorcio Peña Colorada(4)	50	1974	10.8	2.9	16

(1)	Saleable production consists of a mix of direct shipped ore (DSO), concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%.

(2)	Mine life is derived from the life of mine plans and corresponds to the duration of the mine production scheduled from ore reserve estimates only. The production varies for each operation during the mine life and, as a result, the mine life is not necessarily the total reserve tonnage divided by the 2016 production.

(3)	Includes exclusively the Aquila mine.

(4)	Reported figures represent the total production of Consorcio Peña Colorada, in which Ternium has a 50% interest. Production does not include certain volumes of fines located in the mine, which were extracted years ago. These volumes of fines were used during 2016 mixed with raw mineral originated from the mine.

Changes in iron ore reserve estimates (2016 versus 2015)

Las Encinas’s iron ore reserve estimates as of December 31, 2016 were 22 million tons on a run-of-mine basis (with a 41% average iron grade), decreasing by 2 million tons compared to those recorded as of the end of 2015. This decrease in tonnage was due mainly to the depletion of reserves during the year, partially offset by the addition of new reserves and changes in the assessment of reserves as a result of new mining strategies in the Aquila mine.

Peña Colorada’s iron ore reserve estimates as of December 31, 2016 were 242 million tons on a run-of-mine basis (with a 21% average iron grade), increasing by 16 million tons compared to those recorded as of the end of 2015. This increase in tonnage was principally due to the addition of new reserves and changes in the assessment of reserves as a result of new mining strategies in the Peña Colorada mine, partially offset by the depletion of reserves during the year.

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

The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash forward-looking basis. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Ore reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see “Item 3.D.—Risk Factors—Risks Relating to our Mining Activities—Our reserve estimates may differ materially from mineral quantities that we may be able to actually recover, or our estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine in the future or cause us to revise our reserve estimates.”

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

Property, Plants and Equipment

The table below details Ternium’s mining segment property, plants and equipment value as of December 31, 2016.

In millions of U.S. dollars	Property, Plants and Equipment (PPE)
Las Encinas	126.6
Consorcio Peña Colorada	187.9

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

Iron ore extraction and processing. The iron ore pellet production process begins with the extraction of iron ore from open pit mines owned and operated by Ternium in Mexico. The extraction process consists of removing waste and ore from the surface with explosives, loading it and transporting it by truck to the crushing facilities where it is resized to a specified size.

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

Our total consolidated net sales of steel and mining products amounted to USD7.2 billion in 2016, USD7.9 billion in 2015 and USD8.7 billion in 2014. For further information on our net sales of steel and mining products, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations.”

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

The following table shows Ternium’s net sales by reportable operating segment, Steel and Mining, for the years indicated:

In millions of U.S. dollars	For the year ended December 31,
	2016	2015	2014
Mexico	4,477.6	4,354.8	4,863.9
Southern Region	1,865.9	2,567.2	2,641.5
Other Markets	864.4	905.4	1,159.3
Total steel products net sales	7,208.0	7,827.4	8,664.8
Other products (1)	13.8	47.7	35.8
Total steel segment net sales	7,221.8	7,875.2	8,700.5

Total mining segment net sales	204.9	203.1	313.2

Intersegment eliminations	(202.7)	(200.8)	(287.6)

Total Net Sales	7,224.0	7,877.4	8,726.1

(1)	The item “Other products” primarily includes pig iron.

The following table shows, where applicable, Ternium’s shipment volumes by reportable operating segment, Steel and Mining, for the years indicated:

In thousands of tons	For the year ended December 31,
	2016	2015	2014
Mexico	6,405.2	5,933.4	5,632.2
Southern Region	2,220.8	2,552.2	2,510.9
Other Markets	1,138.1	1,114.6	1,238.5
Total steel products sales volumes	9,764.0	9,600.3	9,381.5

Total mining segment sales volumes	3,309.6	3,635.6	3,857.3

Steel

Mexico

Sales to customers in Mexico accounted for 62.1% of Ternium’s net sales of steel products during 2016, 55.6% during 2015 and 56.1% during 2014. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2016 compared to Fiscal Year Ended December 31, 2015—Net Sales” and “—Fiscal Year Ended December 31, 2015 compared to Fiscal Year Ended December 31, 2014—Net Sales.”

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

Southern Region

Sales to customers in the Southern Region, which encompasses Argentina, Bolivia, Chile, Paraguay and Uruguay, accounted for 25.9% of Ternium’s net sales of steel products during 2016, 32.8% during 2015 and 30.5% during 2014.The vast majority of sales in the Southern Region are made to customers in Argentina. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2016 compared to Fiscal Year Ended December 31, 2015—Net Sales” and “—Fiscal Year Ended December 31, 2015 compared to Fiscal Year Ended December 31, 2014—Net Sales.”

Ternium’s sales in the region are oriented toward the construction and agriculture sectors, the automotive industry, the packaging sector (for food, paints, sprays and petrochemicals), the tube and pipe sector (related to liquids and gas transportation and distribution networks), the capital goods sector and the home appliances sector.

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

Ternium’s principal customers in the Southern Region are located near Siderar’s production facilities in Argentina. Ternium’s net sales in Argentina represent approximately 24.7% of Ternium’s total net sales. We also sell a small portion of our production to customers in Bolivia, Chile, Paraguay and Uruguay.

Other Markets

Sales to customers in other markets, which include mainly shipments to Colombia, the United States and Central America, accounted for 12.0% of Ternium’s consolidated net sales of steel products during 2016, 11.6% during 2015 and 13.4% during 2014. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2016 compared to Fiscal Year Ended December 31, 2015—Net Sales” and “—Fiscal Year Ended December 31, 2015 compared to Fiscal Year Ended December 31, 2014—Net Sales.”

Customers in Colombia are served directly through Ferrasa’s facilities and through Ternium Internacional’s Bogotá commercial office. Our main markets in Colombia are the construction industry and the energy related sectors. Ternium offers a variety of customized products through its various service centers in the country.

Customers in the United States are served directly through the Shreveport plant and through Ternium Internacional’s Houston commercial office. The Gulf Coast and a large portion of the West Coast, in particular, are regions for which our Mexican facilities have distribution advantages. Our main markets in the United States are the construction industry and the energy related sector.

Customers in Central America are served directly through Ternium Internacional Guatemala’s facilities in Guatemala, El Salvador, Nicaragua and Costa Rica. Our main market in Central America is the construction industry. Ternium offers a variety of customized products through its various service and distribution centers in the region.

Mining

Ternium’s shipments of iron ore mainly include those made by Las Encinas and 50% of those made by Consorcio Peña Colorada. Iron ore shipments are destined mainly for internal consumption within Ternium’s Steel segment and surpluses, if any, are destined for the export market. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2016 compared to Fiscal Year Ended December 31, 2015—Net Sales” and “—Fiscal Year Ended December 31, 2015 compared to Fiscal Year Ended December 31, 2014—Net Sales.”

Marketing

Steel

Our marketing strategy in our steel segment is to expand higher margin value-added products and services in Ternium’s sales mix. Over time, we expect to increase Ternium’s offerings of value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time deliveries and inventory management. In order to do so, Ternium may increase processing capacity and will continue to work with its customers to anticipate their needs and develop customized products for particular applications and maintain a strategic presence in several steel markets through its network of commercial offices. A principal component of Ternium’s marketing strategy is establishing lasting and close relationships with customers. This allows Ternium to provide assistance to its customers in their use of steel products and to obtain downstream information that can be applied to future product development.

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

Mexico

Several local and foreign steel producers direct part of their sales efforts to the Mexican market and, as a result, Ternium engages significant marketing efforts in this country. Ternium’s steel customers in Mexico are in the construction, automotive, metal-mechanic and home appliances sectors, among other industries. In Mexico, we offer customized services through our network of service and distribution centers.

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

Ternium Mexico has a department focused on the development of small and medium-sized companies in Mexico under a program created by the Techint group for the development of its local customers and suppliers named Propymes. The objective of the program is to improve their competitiveness, to increase their exports and to allow them to substitute imports with local products. Approximately 440 companies are part of this program in Mexico, which provides support for industrial, training, and institutional requirements of the participating companies.

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

Southern Region

Ternium’s sales efforts in this region are oriented toward serving the specific needs of different market sectors, such as the construction industry, the automotive industry, the home appliances sector, the packaging sector (for food, paints, sprays and petrochemicals), the agricultural equipment and capital goods sector, the tube and pipe sector (related to liquids and gas transportation and distribution), and steel processors.

Through Siderar’s service centers in Argentina, Ternium can cut, paint or roll-form its products to specific client requirements. Customized products include metallic roofing, auto parts, steel for agricultural machinery, different types of tin used to produce sprays and food containers and cut-to-length products used in the home appliance and construction industries.

In this region, Ternium has commercial offices in Argentina and Uruguay. These offices provide services such as market development, analysis of businesses opportunities, and customer support in their respective countries. Propymes was implemented in Argentina in 2002, with the objective of promoting the local industry. Approximately 800 companies are part of this program, which provides support for industrial, training, commercial, financial and institutional requirements of the participating companies.

Other Markets

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

Ternium has commercial offices in Colombia, Houston, Texas, Costa Rica, El Salvador, Guatemala and Nicaragua. These offices provide services that enable Ternium to offer differentiated services in their respective countries.

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

Competition

Steel

The steel industry operates predominantly on a regional basis, with large industry participants selling the bulk of their steel production in their home countries or regions, where they have natural advantages and are able to more effectively market value-added products and provide additional customized services. Despite the limitations associated with transportation costs, as well as the restrictive effects of protective tariffs and other trade restrictions, international trade of steel has increased in the last two decades with production shifting towards low-cost production regions. In addition, since 2002, several large steel manufacturers have merged with each other or acquired steel companies in other parts of the world. This wave of consolidation has resulted in a number of large, global producers with significant operations in several regions and/or continents, contributing to the increasing globalization of the steel industry. Considered as a whole, however, the steel industry still remains considerably fragmented, compared with market conditions characterizing certain of our suppliers and customers, e.g. iron ore suppliers and the automotive industry.

Steel consumption has historically been centered in developed economies, such as the United States, Western Europe and Japan. However, in the last two decades steel consumption in Asia, and in particular China, has increased significantly.

There has been a trend toward steel industry consolidation among Ternium’s competitors. Below is a summary of the most significant transactions:

•	June 2006: Mittal Steel and Arcelor merge to create ArcelorMittal, the world’s largest steel company.

•	March 2007: Votorantim acquires Colombia’s Aceria Paz del Rio.

•	April 2007: Tata Steel completes the acquisition of Corus.

•	July 2007: Gerdau acquires Chaparral Steel.

•	August 2007: US Steel acquires Stelco.

•	March 2008 to May 2008: Severstal acquires Sparrows Point, WCI Steel and Esmark (subsequently, during 2011, it divests Sparrows Point, Warren and Wheeling).

•	October 2012: Nippon Steel and Sumitomo merge to form NSSMC, the world’s second largest steel company at the time.

•	February 2014: ArcelorMittal and NSSMC acquire ThyssenKrupp Steel USA, a steel processor based in Alabama, through a 50/50 joint venture.

•	September 2014: AK Steel Corporation and Steel Dynamics Incorporated acquired OAO Severstal’s U.S. Dearborn and Columbus operations, respectively.

•	December 2016: Baosteel Group and Wuhan Iron and Steel Corporation merged to create Baowu Steel Group, which became the world’s second largest steel producer.

•	March 2017: NSSMC acquired a majority stake in Nisshin Steel Co., Ltd. a Japanese steel company.

Despite this trend, the global steel market remains highly fragmented. In 2015, the most recent year for which statistics are available, the five largest steel producers, ArcelorMittal, Hesteel Group, NSSMC, Posco and Baosteel Group, accounted for 17% of total worldwide steel production, compared to 15% for the five largest steel producers in 2000.

Steel prices in general have exhibited significant volatility in the last decade. From 2000 to 2002, the industry, especially in North America, experienced fluctuating capacity utilization, low-demand growth levels and other adverse conditions, which led to depressed steel prices, adversely impacting many steel producers’ profitability. Since 2003 steel prices strengthened worldwide, due to higher economic growth in most regions, particularly China and other developing countries, as well as higher raw material prices (for iron ore, ferroalloys and energy). During the first quarter of 2008, steel prices went up significantly due to higher demand for steel products and higher input costs resulting from constraints in the availability of raw materials. However, this trend reversed beginning in the second half of 2008 due to a global economic downturn, with prices and costs declining steeply. Since 2009, a number of events have contributed to continuously volatile steel price cycles, such as spikes and depressions in raw material prices, new steelmaking capacity additions (at a pace higher than steel demand growth), the idling and restart of steelmaking capacity, adverse economic conditions in Europe and a slowdown in China’s economic growth. Particularly during 2015 and 2016, the steel industry continued to be characterized by significant overcapacity, mainly in China. This, together with a deceleration of China’s economic growth rate, led to an unprecedented level of low-priced Chinese steel exports, in many cases under unfair trade conditions, that exerted significant pressure on global steel prices. However, by the end of 2016 steel prices strengthened worldwide supported by increased raw material costs.

Mexico

Ternium competes in the Mexican steel market with domestic and international steel producers. According to the Mexican chamber of the iron and steel industry (Cámara Nacional de la Industria del Hierro y el Acero, or Canacero), imports of flat steel products into Mexico accounted for approximately 7.6, 7.6 and 7.0 million tons in 2016, 2015 and 2014, respectively.

Our largest Mexican competitor in the flat products market is AHMSA, an integrated steel producer located in Monclova, Coahuila, which produces a wide variety of steel products. AHMSA focuses on low-value-added products such as plate and commercial quality hot-rolled and cold-rolled coils. Other significant competitors with facilities in the country are Lámina y Placa Comercial S.A. de C.V. (Grupo Villacero), a producer of galvanized coils and a distributor of steel products; POSCO, a Korean steel company with steel galvanizing facilities in Altamira, Tamaulipas; and Talleres y Aceros S.A. de C.V., or Talleres y Aceros, which has recently inaugurated a flat steel Castrip® mill and announced plans to build cold-rolling and galvanizing facilities.

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

Southern Region

Ternium’s most significant market in the Southern Region is Argentina, which in 2016 accounted for approximately 95% of sales in the Southern Region. Siderar is the main producer of flat-rolled steel products in Argentina. Its main competition in the Argentine flat steel market are imports, particularly from Brazil. The main Brazilian producers of flat steel value-added products are Usiminas, Companhia Siderúrgica Nacional and ArcelorMittal. Ternium maintains a leading position in the flat steel market of Paraguay and is present in the flat steel markets of Bolivia, Chile and Uruguay, where the location of Ternium’s facilities in neighboring Argentina provides a logistical advantage to supply these markets vis-à-vis its foreign competitors.

Other Markets

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

In addition, Ternium keeps a presence in other markets in the Americas where it has also been facing strong competition from other importers.

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

Capital expenditures in Ternium’s facilities during 2016 amounted to USD435 million. The current status of the most significant projects is described below.

Steel

Mexico. During 2016, Ternium’s capital expenditures in the steel segment in Mexico amounted to USD197 million and were mostly related to the following projects:

•	Environmental and safety projects. During 2016, Ternium completed the installation of a secondary de-dusting system in the steel shop at our Guerrero unit, which enhanced control of emissions, and commissioned a new briquetting facility, which enabled the recycling of metallic fines generated in several processes. In addition, Ternium commissioned a new hydrochloric acid regeneration plant which stores and processes acid used by the pickling lines of the cold-rolling mills, resulting in reduced by-product generation rates and improved quality and process control. Ternium continued making progress on other improvement projects and complementary investments in the Guerrero unit, mainly related to the processing and handling of steel slag in the steel shop, the replacement of pickling tanks, the improvements in the treatment of sludge and upgrading of raw material storage yards, as well as improvements for vehicular traffic. In addition, at the Puebla unit, Ternium made progress in the replacement of obsolete equipment in the direct reduced iron plant, in order to improve safety and operational reliability.

•	Expansion of service center processing capacity. During 2016, a new slitting line was commissioned in the Churubusco unit. As a result, Ternium’s annual processing capacity of slitted steel products increased by approximately 110,000 tons during the year, to approximately 2.9 million tons.

•	Expansion and enhancement of hot-rolling capacity. This project was completed during the first quarter of 2017. It included the repair of a furnace and the replacement of the sheet cooling system, achieved during 2015, and the installation of a new furnace, launched in 2015 and recently completed. The investment in the Churubusco unit’s hot-rolling mill enables the production of advanced high-strength and dual-face steels, and increased the mill’s annual slab processing capacity by approximately 230,000 tons.

Southern Region. During 2016, Ternium’s capital expenditures in Argentina amounted to USD133 million. Ternium carried out a capital expenditure plan to maintain its equipment’s operating performance, continued with some projects and started new ones, the most significant of which involved Siderar’s San Nicolás unit, as follows:

•	New processing plant for coke oven gases. Siderar commissioned a new by-products plant in the coal coking facilities of the San Nicolás unit, enabling an increased processing capacity of metallurgical coal, cleaner coke oven gases and improved management of by-products, including the best available technology for sulfuric oxide abatement.

• Expansion and enhancement of hot-rolling capacity. Siderar made progress in the revamping of its hot-strip mill in the San Nicolás unit. Upon completion of this investment, annual slab processing capacity is expected to increase by 310,000 tons to a total of 3.2 million tons. The project includes new hardware and software for all the equipment and the replacement of the main electrical engines, which is currently underway, and of the strip cooling system.

• Environmental and safety projects. Siderar made progress on several projects aimed at further improving environmental and safety conditions. Investments during the year included, among others, a new hydrochloric acid regeneration plant in the Ensenada unit and new equipment to improve emissions control in the San Nicolás unit, especially in the steel shop.

•	Expansion of galvanizing capacity. Siderar commissioned new equipment in the galvanizing line of the Haedo unit, resulting in higher processing capacity, of approximately 24,000 tons per year, and improved product quality.

In addition, during 2016 Air Liquide Argentina S.A., or ALASA, made significant progress in the installation of a new gases separation plant located in our San Nicolás unit, commissioned during the first quarter 2017. For more information on the new ALASA plant, see Item 4. “—Raw Materials, Slabs, Energy and Other Inputs—Argentina—Other Inputs.”

Other Markets. During 2016, Ternium’s capital expenditures in facilities located in countries other than Mexico or Argentina amounted to USD13 million, and mainly included projects related to the replacement of equipment, product quality and equipment reliability improvements, and processing capacity increases.

Mining

During 2016, Ternium’s capital expenditures in its mining segment in Mexico were USD92 million. Las Encinas’ capital expenditures amounted to USD7 million in the year, mainly related to maintenance activities. Ternium’s share in Consorcio Peña Colorada’s capital expenditures amounted to USD85 million, mainly related to the expansion of its ore crushing, grinding and concentration capacity, completed in December 2016, and further progress towards the commencement of operations at a new iron ore body in the Peña Colorada mine. During 2017, Consorcio Peña Colorada is expected to ramp up its new facilities to raise iron ore concentrate production levels back to 4.5 million tons per year.

2017 Capital Expenditures

Ternium’s capital expenditures for 2017 are expected to range between USD440 million and USD540 million. The main capital expenditure projects will relate to the following:

•	projects aimed at further improving environmental and safety conditions throughout our main facilities;

•	the construction of a hot-dip galvanizing line and a pre-painting line in the Pesquería unit. For further information see Item 5. “Operating and Financial Review and Prospects —G. Recent Developments — New galvanizing and pre-painting lines in Mexico.”;

•	the expansion of Consorcio Peña Colorada’s iron ore mining capacity, to increase the utilization of its new facilities;

•	the expansion of hot-rolling capacity in the San Nicolás units; and

•	the expansion of service center capacity in several locations.

Raw Materials, Slabs, Energy and Other Inputs

The main inputs for Ternium’s facilities in Mexico are slabs, iron ore, steel scrap, electricity and natural gas; the main inputs for Siderar’s facilities in Argentina are iron ore and metallurgical coal; and the main inputs for Ternium’s facilities in Colombia are steel products, steel scrap and electricity. Below is a more complete description of the supply conditions for raw materials, slabs, energy and other inputs at Ternium’s facilities in these countries. For a description of some of the risks associated with Ternium’s access to raw materials, slabs, energy and other inputs, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, slabs and energy could adversely affect Ternium’s profitability.”

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

Slabs. Ternium’s Mexican subsidiaries have some non-integrated facilities that consume large quantities of slabs purchased from third-party suppliers. Currently, slabs are purchased both in Mexico (primarily from ArcelorMittal) and in the international markets. In addition, Siderar is capable of supplying slabs to our Mexican facilities, as it has excess steelmaking capacity, and it has done so from time to time. Slab consumption could vary significantly from year to year in accordance with market conditions. Our Mexican subsidiaries purchased 3.5 million, 3.4 million and 3.3 million tons of slabs in 2016, 2015 and 2014, respectively. Slab purchase prices are market-based.

Iron ore. As described under “—Production Facilities and Processes—Mining Production Facilities” above, Ternium’s subsidiaries own interests in two mining companies in Mexico: 100% of the equity of Las Encinas and a 50% equity stake in Consorcio Peña Colorada. In 2016, Ternium’s Mexican facilities sourced 100% of their iron ore pellet requirements from these two companies. Under our arrangement with Consorcio Peña Colorada, effective January 1, 2013, we are committed to off-take 50% of the annual production of the Peña Colorada mine. In 2016, almost all the iron ore production available to Ternium went to our own direct reduction plants. All of our iron ore shipments during 2016 were made on a spot basis. On average, we consume approximately 1.0 tons of iron ore to produce one ton of crude steel at our mini-mill facilities in Mexico.

Steel scrap. In 2016, approximately 61% of Ternium’s scrap requirements was obtained in the Mexican market through its own steel scrap collecting and processing operations and approximately 39% was purchased in the United States. Scrap is purchased at market prices. On average, we consume approximately 0.5 tons of scrap to produce one ton of crude steel at our mini-mill facilities in Mexico.

Electricity. Electric arc furnaces consume large quantities of electricity. During 2016, 58% of Ternium Mexico’s total consumption was supplied by the CFE, Mexico’s state-owned electricity company. The remainder was mostly purchased under a supply agreement with Tractebel Energía de Monterrey, S. de R.L. de C.V. and a supply contract with Iberdrola Energía Monterrey, S.A. de C.V., or Iberdrola, with electricity purchases under these contracts being made at prices linked to certain energy production input costs and at market prices less certain agreed discounts, respectively. For more information on Ternium’s commitments with Iberdrola and Tractebel, see note 24(ii) (d) and (e) to our consolidated financial statements included elsewhere in this annual report. On average, we consume approximately 0.7 MWH of electricity to produce one ton of crude steel at our mini-mill facilities in Mexico.

In addition, during the fourth quarter of 2016 Techgen S.A. de C.V., or Techgen, a joint venture company in which Ternium participates, inaugurated its gas-fired combined cycle power plant in the Pesquería area of the State of Nuevo León, Mexico. Ternium currently contracts 78% of Techgen’s capacity of approximately 900 megawatts. As a result, Ternium is further securing the supply of electricity to its facilities in Mexico and to the new galvanizing mill to be built in Pesquería; and expects to secure the supply of energy to future facilities in the country. For more information on the Techgen investment, see Item 4. “Organizational Structure—Other investments—Techgen.”

Natural gas. Natural gas is mainly used as a reducing agent for the production of DRI and for the reheating of slabs and billets before the hot-rolling process. In Mexico, Ternium purchases natural gas from Pemex, the Mexican state-owned oil and gas company that is Mexico’s sole producer of natural gas, and from three distributors: Gas Industrial de Monterrey S.A. de C.V., or GIMSA, Compañía Mexicana de Gas S.A. de C.V., or CMG, and Gas Natural Mexico S.A. de C.V., or GNM. Natural gas prices for Ternium Mexico are determined pursuant to the methodology approved by the Comisión Reguladora de Energía (Energy Regulatory Commission), or CRE. Those prices are related to the market prices of natural gas in south Texas, plus transportation, distribution and service costs depending on the location of the delivery points in Mexico. Effective March 1, 2016, based upon a new methodology approved by CRE, average natural gas prices for Ternium Mexico were raised by approximately USD0.30 per million btu, mainly reflecting higher transportation charges. In addition, effective April 1, 2013, extraordinary charges were authorized by CRE to account for the incremental transportation costs derived from higher liquefied natural gas imports into Mexico. Such extraordinary charges, originally expected to remain in place for a maximum period of three years, are still in place but could be eliminated if CRE declares that the current bottlenecks in Mexico’s natural gas grid transportation capacity are resolved. The extraordinary charge set for March 2017 was USD0.0938 per million btu. On average, we consume approximately 8.3 million btu of natural gas to produce one ton of crude steel at our mini-mill facilities in Mexico.

For additional information regarding inputs affecting our operations in Mexico, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Mexico” and “—Risks Relating to our Mining Activities.”

Argentina

In Argentina, Siderar produces crude steel through the use of blast furnace technology. The principal raw materials used to produce steel are iron ore and metalurgical coal. The manufacturing process also requires significant quantities of electricity and natural gas.

Iron ore. Iron ore is purchased under long-term agreements from suppliers in neighboring Brazil. Prices under these contracts are determined in accordance with market conditions. Our main suppliers of iron ore, in the form of lumps, pellets and sinter feed fines, are Vale and Vetria. Our geographic location provides favorable access to high quality iron ore lump and fines produced in Brazil’s iron ore mines in the Pantanal Region (Mato Grosso do Sul state). In addition, Siderar’s steelmaking facility in Argentina receives iron ore pellets and fines from ports located on Brazil’s ocean coast. We consume approximately 1.3 tons of iron ore to produce one ton of crude steel in Argentina.

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

Electricity. Siderar consumes large quantities of electricity for its manufacturing activities, particularly in its San Nicolás and Ensenada facilities. Most of the electricity required by our San Nicolás facility is self-generated on site by a wholly-owned thermoelectric plant with an installed power capacity of 108 MW. This thermoelectric plant uses steam primarily generated from by-product gases obtained in the steelmaking process (blast furnace and coke oven gases) and also steam purchased under a long-term steam sales agreement, from a power plant located within the San Nicolás facility owned by Siderca S.A.I.C., a subsidiary of Tenaris. Additional fuel requirements for steam production are covered with natural gas purchased from different market vendors, and/or fuel oil bought at market prices. Siderar covers electricity shortfalls or sells surpluses, as the case may be, at spot prices in the wholesale market. Over the course of the last several years, demand for electricity in Argentina increased substantially, outpacing supply and resulting in shortages of electricity to residential and industrial users during periods of high demand. During these periods, Siderar’s energy purchases to cover its energy shortfalls suffered restrictions. We consume approximately 0.1 MWH of electricity to produce one ton of crude steel in Argentina.

Natural gas. Siderar also consumes substantial volumes of natural gas, particularly to operate its blast furnace and power generation facilities in San Nicolás. Siderar purchases natural gas at market prices mainly from Pan American Energy, Pluspetrol and natural gas traders, including MetroEnergía, Albanesi, Energy Traders, Gas Patagonia, Alternativas Energéticas, Natural Energy, Gas Meridional and Energy Consulting Services S.A., a company in which San Faustin holds significant but non-controlling interest. Over the course of the past several years, natural gas demand in Argentina increased significantly, outpacing supply and thus, as is the case with electricity, the provision of natural gas to industrial users (including Siderar) suffered restrictions during periods of high demand.

For its San Nicolás facility, Siderar has separate transportation and distribution agreements with Transportadora de Gas del Norte S.A., or TGN, and Litoral Gas, companies in which San Faustin holds significant but non-controlling interests. Siderar’s firm transportation contracts with TGN expire in April 2028, whereas its distribution agreement with Litoral Gas expires in December 2017. For its other facilities Siderar’s transportation and distribution needs are covered by the corresponding regional distributors Camuzzi Gas Pampeana S.A., Gas Natural Fenosa S.A. and Metrogas S.A. We consume approximately 3.7 million btu of purchased natural gas to produce one ton of crude steel in Argentina.

Other inputs. Siderar has on-site oxygen, nitrogen and argon separation plants in order to extract these gases for use in the steelmaking process. Siderar’s separation plants are being managed by ALASA. Siderar is party to a long-term contract with ALASA for the supply of oxygen, nitrogen and argon. For further information on the contract with ALASA, see note 24 (ii)(c) to our consolidated financial statements included elsewhere in this annual report.

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

Steel products. Ternium’s operations in Colombia include non-integrated facilities that process steel supplied by Ternium’s overseas subsidiaries and steel purchased from third-party suppliers procured in the domestic and international markets. We purchased from third parties approximately 400,000 tons of steel products in 2016, 360,000 tons of steel products in 2015 and 374,000 tons of steel products in 2014.

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

Ternium established and implemented a Quality Management System, or QMS, and continuously improves its effectiveness in compliance with the requirements of the applicable ISO 9001:2008 and ISO/TS 16949:2009, intended for production of automotive supplies, and other specific requirements. Ternium’s QMS operates with aligned strategies, objectives and criteria throughout Ternium’s subsidiaries. To keep its ISO multisite certification, the QMS is audited annually by Lloyd’s Register Quality Assurance.

Ternium Mexico’s and Siderar’s metallurgical testing laboratories are accredited for the performance of various technical tests in accordance with ISO/IEC 17025:2005 General Requirements for the Competence of Testing and Calibration Laboratories or equivalent standards.

Research and Development; Product Development

Product research and development activities at Ternium are conducted through a central Product Development Department in coordination with local teams that operate in several of our facilities. Applied research efforts are carried out in-house, including some cases with the participation of strategic customers, through joint efforts together with universities or research centers, or through our participation in international consortiums.

We have been increasingly engaging universities in our research efforts in order to expand and further diversify Ternium’s research network and capabilities. This initiative fosters the development of fundamental knowledge and know-how at participating universities while enabling the optimization of Ternium’s in-house research resources. The program includes the preparation of thesis and presentations of symposiums organized by Ternium. More than forty undergraduate and post-graduate students pursuing degrees in engineering, materials science and metallurgy participate in the program.

The installation of state-of-the-art cooling technology in a hot strip mill in Mexico, during the fourth quarter of 2015, allowed us to develop and process new advanced high-strength steel (AHSS) grades, including dual phase, ferrite-bainite, martensitic and complex phase steel grades. Based on those new capabilities, during 2016 we widened our high-end product portfolio for customers in the automotive, metal mechanic, home appliances, oil and gas and electric motors industries.

During 2016, we began the development of highly formable AHSS for several applications and developed high-strength steel wire for high-tensile coil springs.These initiatives will enable us to increase our share in the high-value automotive and metal mechanic steel markets. We also continued certifying steel products with vehicle manufacturers, including high formability special steels and steel products required for the assembling of new pickup truck models in Argentina, a product line that has outperformed in the Southern Region in an overall weak automotive market.

In addition, during the year we widened our product portfolio of high-resistance micro alloyed steel products for the manufacturing of transport equipment. Those steel grades enable the design of lighter equipment yielding lower fuel consumption per transported tonnage that result in decreased freight costs.

During 2016, we also targeted the capital goods sector through the development of high-strength steel slabs for plates. In this regard, we made progress, in a combined effort with a strategic customer, on the development of certain plate qualities suitable for the manufacturing of road machine blades and windmill towers. In addition to gaining market share, with these new products we expect to strengthen our participation in a new steel market segment that is emerging in Argentina as a result of the expansion of the local wind farm industry.

Among oil and gas industry applications, during 2016 Ternium developed heat treatable qualities suitable for coiled tubing, a product required in the development of shale fields. Product developments for home appliance customers in Mexico and Argentina included a new generation of advanced metallic paint systems. The new products are esthetically superior and incorporate attributes required for their processing in newly developed manufacturing equipment, enabling Ternium to offer higher-value steel products while providing its customers a competitive edge in the high-end appliance market.

Ternium’s product research and development plans are based on current and expected customer requirements for steel products. Research and development activities are carried out in close collaboration with leading steel customers and institutions, seeking improved performance and new applications. We also seek to develop new processes and to anticipate the new technologies that will be required at our facilities for the new products.

During 2016, we continued working with the Colorado School of Mines and the University of Pittsburgh, through a consortium, on the development of the next generation of AHSS for welded pipe manufacturing and automotive industry applications. Through the International Zinc Association, our research projects focused on new steel coatings, seeking further gains in workability and performance in order to reduce home-appliance manufacturers’ production costs and improve the final product’s quality. With Canadian McMaster University, research projects during 2016 focused on the development of AHSS production processes to be implemented in our steelmaking facilities.

Our projects with the Mexican Centro de Investigaciones y Estudios Avanzados (Cinvestav-Advanced Studies and Research Center) sought the optimization of AHSS performance for automotive industry applications and basic research on surface states for coatings and phase transformation of steels. With the Instituto Argentino de Siderurgia (IAS-Argentine Steel Institute) research projects focused on the development of production processes for AHSS casting and hot-rolling for a wide array of applications in the automotive, transportation, agricultural and oil and gas industries. In addition, we developed with IAS and Tenaris Research new prototype tools to improve the process control required to ensure steel cleanliness.

Joint projects with universities during 2016 included the Universidad Autónoma de Nuevo León (Nuevo León Autonomous University in Mexico) basic research on steel and steel coatings mechanical and chemical performance; the Universidad de Monterrey (Monterrey University in Mexico) applied research on paints systems with nano-additives for improved corrosion protection and the design of testing equipment for the evaluation of steel performance at low temperatures; the Universidad Autónoma de San Luis Potosí (San Luis Potosí Autonomous University in Mexico) research and development of iron ore production processes related to the concentration and direct reduction of iron ore; the University of Sheffield (UK) basic research on steel development; and the Universidad Politecnica de Cataluña (Cataluña’s Politecnic University in Spain) development of first and third generation AHSS.

During 2017, Ternium expects to continue developing high-end steel products to increase shipment volumes to industrial customers, through the optimization and expansion of its product portfolio. Our research and development efforts during the year are planned to obtain enhanced first-generation high strength steel products and make progress on projects related to third-generation high strength steel products. In addition, we intend to make further progress on the co-development of plate qualities suitable for the manufacturing of windmill towers and to intensify our early-involvement product development strategy in association with our customers. Particularly for the automotive industry, we intend to develop new products suitable for hot stamping. Furthermore, we will continue our research and development efforts on new esthetically superior surface finishings, targeting the home-appliance market and the construction market’s panel segment.

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

Ternium reports carbon dioxide emissions data on an annual basis to the World Steel Association, to contribute to the association’s initiative to collect emissions data from member companies. We support the steel industry’s ongoing effort to develop innovative solutions to reduce GHG emissions over the life cycle of steel products. According to the Intergovernmental Panel on Climate Change (IPCC), the steel industry accounts for approximately 6% to 7% of total world GHG emissions.

The ultimate impact of complying with existing and expected laws and regulations is not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

Ternium has not been subject to any material penalty for any environmental violations in 2016, and we are not aware of any current material legal or administrative proceedings pending against Ternium with respect to environmental matters which could have an adverse material impact on Ternium’s financial condition or results of operations. Below is a summary of relevant legislation applicable to Ternium.

Argentina:

Argentine environmental laws and regulations require the renewal of environmental licenses and emission permits every two years. Although such renewals may take longer than expected and the renewal process may extend beyond the due date of the then current licenses and permits, no shut down orders against the Company have ever been issued while the renewal processes are ongoing. In addition, Argentine environmental laws and regulations require mandatory environmental insurance to cover facilities that use hazardous materials and the observance of predefined air quality standards. Such regulations are currently under review, and more stringent air quality standards are expected to be imposed in the long term.

During 2016, Argentina promulgated a new law providing for mandatory minimum shares of renewable energy in total electricity consumption. The new law requires large energy consumers such as Siderar to increase the share of renewable energy consumption to 8% by 2018 and 20% by 2025. There is currently not sufficient renewable electric power capacity installed in the country to fulfill the law requirements, and there is no assurance that renewable energy projects currently being developed in Argentina will be sufficient to meet such targets.

Mexico:

Mexican environmental laws establishes the “polluter pays” principle, pursuant to which the individual that causes an environmental breach is responsible for restoring the environment to its pre-pollution condition and face economic and, in some cases, criminal liabilities. Mexican regulations also establish an annual report scheme of GHG emissions.

In addition, Mexican regulations provide for carbon dioxide emission taxes. Several fuels are subject to taxes, with rates reviewed annually, depending on their efficiency in terms of carbon dioxide emission per unit of energy obtained. The carbon dioxide emission tax for natural gas is currently zero. Ternium Mexico is a large consumer of natural gas. For further information see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

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

Trade regulations

Intense global competition in the steel industry lead many countries, from time to time, to increase duties or impose restrictions on steel product imports to protect their domestic industries from trades that are not made under market conditions or that are otherwise unfair. Such measures protect domestic producers from increased imports sold at dumped or subsidized prices.

During a period of intense competition in 2001, some regions to which Ternium exports its products, such as the United States and Europe, implemented these measures as well as other general measures known as safeguards. While safeguards were lifted in December 2003, antidumping and countervailing duties remain in place. More recently, a new wave of protective measures has emerged due to increased steel imports from many countries, mainly China. The slowdown of the Chinese economy has resulted in substantial overcapacity and intensified competitive pressures throughout the steel industry worldwide. At the same time, bilateral or regional free trade agreements have liberalized trade among some countries, providing for reduced or zero tariffs for many goods, including steel products.

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

Mexico

Imports of steel products to Mexico:

The Mexican government has imposed certain antidumping measures on imports of steel products that are similar to the ones produced by Ternium Mexico. The following is a description of measures currently in effect and ongoing investigations:

•	Hot-rolled products: On March 28, 2000, the Mexican government imposed antidumping duties on the Russian Federation and Ukraine of 30.31% and 46.66%, respectively, on hot-rolled products. The measure was extended three times for five years each, on March 17, 2006; on September 8, 2011 (modifying the duties to 21% and 25% for Russia and Ukraine respectively) and on January 28, 2016. On July 19, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed hot-rolled products from Russia. On March 21, 2014, Mexico’s Secretariat of Economy published the final resolution on the investigation, by which boron-alloyed hot-rolled products from Russia are now subject to a 21% antidumping duty. Furthermore, on December 22, 2015, the Mexican government published the final antidumping resolution imposing definitive and specific antidumping duties on China (US$335.60 per ton, US$354.92 per ton), Germany (US$137 per ton, US$166.01 per ton) and France (US$67.54 per ton, US$75.59 per ton), on hot-rolled products.

•	Plate in coils: Since June 1996, an antidumping duty of 29.3% has been in place on imports from Russia. The measure has been extended three times, in June 2003, June 2007 and November 2012. On July 5, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed plate in coil imports from Russia. On February 19, 2014, Mexico’s Secretariat of Economy published the final resolution on the investigation by which boron-alloyed plate in coil imports are now subject to a 29.3% antidumping duty. Such resolution has been appealed and judicial procedures are ongoing in Mexican courts. On June 6, 2016, the Mexican investigating authority initiated a sunset review of the measure.

•	Cold-rolled products: In June 1999, Mexico imposed antidumping duties on cold-rolled steel sheets from the Russian Federation (15%) and Kazakhstan (22%). The measure has been extended three times, in December 2005, December 2010 and July 2015, and will be in place until July 2020. In addition, on October 1, 2012, the Mexican government initiated a dumping investigation on cold-rolled steel imports from South Korea. On December 26, 2013, Mexico’s Secretariat of Economy published a suspension agreement under which Korean exporters, POSCO and Hyundai, voluntarily undertook to limit their cold-rolled products exports to the Mexican market. On May 25, 2016, Mexican authorities initiated a changed circumstances review of this suspension agreement, and on December 15, 2016, the Secretariat of Economy issued a preliminary determination provisionally increasing POSCO’s and Hyundai’s quotas for 2017 and 2018. A final determination is expected during 2017. Furthermore, on June 19, 2015, Mexico imposed antidumping duties on cold-rolled steel products from China of between 65.99% and 103.41%, with rates depending on the Chinese exporting company. On December 2015, Mexico initiated a circumvention inquiry against cold rolled steel products with boron added from China. On July 11, 2016, the Mexican government issued a final determination confirming China’s circumvention practice and thus, extending the antidumping duties.

•	Coated flat products: On December 17, 2015, the Mexican government initiated an antidumping investigation on coated flat products from China and Taiwan. On July 29, 2016, Mexico imposed provisional antidumping duties on Chinese exports of between US$192 and US$438 per ton, and of US$563 per ton for Taiwanese products. A final determination is expected during 2017.

•	Reinforcing bars: Since 1995, imports of reinforcing bars from Brazil are subject to an antidumping duty of 57.69%. Subsequent sunset reviews determined the continuation of the antidumping duty for additional five-year periods. On July 31, 2015, the fourth sunset review was initiated, and on September 9, 2016, the Mexican authority determined the continuation of the antidumping duty for an additional five-year period.

•	Wire rod: Since September 2000, imports of wire rod from Ukraine are subject to an antidumping duty. The initial antidumping margin was 30.52%. In June 2006, the first sunset review resolution determined the continuation of the antidumping duty for five more years. On September 7, 2010, a second sunset review was initiated, and on March 7, 2012, the Mexican government increased the antidumping duty to 41% until September 2015. The Mexican government initiated the third sunset review on September 4, 2015, and extended the measures for an additional five-year period on September 2, 2016. In addition, on September 2, 2015, the Mexican government initiated an antidumping investigation on wire rod from China. After a preliminary determination published on December 22, 2015, on July 28, 2016 the Mexican government imposed a specific antidumping duty of US$0.49 per kilogram for five years.

•	Welded Tubes: On December 7, 2016, the Mexican government initiated an antidumping investigation on welded tubes of circular, square or rectangular cross section from China. A preliminary determination is expected during 2017.

On February 9, 2010, the Mexican Government issued a decree reducing the import tariffs on several steel product groups. The tariff for finished products was set at 0% starting in 2012 (from 3% in 2011, 5% in 2010 and 7% in 2009). The tariff for semi-finished products was set at 0% starting in 2012 (from 3% in 2011 and 2010, and 5% in 2009) and the tariff for welded pipe products was set in a range from 0% to 5% starting in 2012 (from 7% in 2011 and 2010, and 10% in 2009). Three companies (including Ternium) and an industry related labor union sought an injunction (acción de amparo) against these government decisions in early 2012 when the tariffs went to 0%. The legal action taken by the companies was rejected by the courts, but the legal action taken by the labor union had a positive preliminary outcome. As a result, the government reestablished on August 1, 2012, a 3% tariff on some semi-finished, flat, long and pipe and tube steel products. At the beginning of May 2015, the tariffs were removed again. However, on October 7, 2015, the Mexican Government issued a decree imposing a temporary 15% import tariff on several steel product groups for a period of six months, renewed three times for subsequent six-month periods, currently due to expire in October 2017. Steel product groups included slabs, hot-rolled, cold-rolled and wire rod.

Exports of steel products from Mexico:

U.S. authorities have imposed a number of measures on steel import products from Mexico, thereby restricting Ternium’s exports to that country. Below is a description of measures currently in effect:

•	Carbon and alloy steel wire rod: Mexican wire rod exports are subject to an antidumping duty of 20.11% pursuant to an antidumping duty order on carbon and certain alloy steel wire rod. On May 30, 2014, as a result of the most recent sunset review, such duty was extended for five more years, until June 2019.

•	Pipe and tube: During 2007, U.S. authorities initiated an antidumping investigation of light-walled rectangular pipe and tube, or LWRPT, from, among other countries, Mexico. On June 13, 2008, the authorities made a final determination of sales at less than fair value in the investigation of LWRPT from Mexico and, consequently, imposed antidumping duties. On February 18, 2011, the authorities published the final results of the first administrative review by which Mexican LWRPT exports were subject to an antidumping duty of 6.13% until May 23, 2014, when U.S. authorities made a final affirmative sunset review of 2.40% for Maquilacero S.A. de C.V. and 3.76% for certain other companies subject to the review, including Ternium Mexico. On August 10, 2015, U.S. authorities initiated an antidumping investigation on imports of heavy-walled rectangular pipe and tube, or HWRPT, from Korea, Turkey and Mexico. On September 13, 2016 the authorities issued an antidumping duty order on imports of HWRPT, imposing an antidumping duty range of between 2.34% and 3.82% for Korea, 17.83% and 35.66% for Turkey, and in the case of Mexico 3.83% for Maquilacero, 5.21% for Productos y Laminados de Monterrey and 4.91% for Ternium Mexico and others.

•	Welded pipes: Since 1992, pursuant to an antidumping duty order on circular welded non-alloy steel pipe -or standard pipe- from various countries, including Mexico, standard pipes manufactured by Hylsamex and Grupo Imsa were subject to antidumping duties. In 2007, such measures were extended for five more years. In August 2009, U.S. authorities published the final results of a changed circumstances review, concluding that Ternium Mexico is the successor-in-interest to Hylsamex for purposes of determining antidumping duty liability. In accordance with the latest administrative review, the applicable duty for Ternium Mexico is 48.33%. In 2012, the antidumping order was renewed as a result of the latest sunset review.

•	Reinforced bars: On November 6, 2014, U.S. authorities made a final determination on reinforced bar imports from Mexico, imposing antidumping duties between 20.58% and 66.70%. The antidumping duty applicable to Ternium’s products is 20.58%.

Trade agreements:

Mexico has signed trade agreements with several countries or trade blocs aimed at liberalizing trade between them:

NAFTA was signed among Canada, Mexico and the United States and came into effect on January 1, 1994. NAFTA provided for the progressive elimination over a 10-year period of duties on, among other things, steel products traded between or among Mexico, the United States and Canada. As a result, zero tariffs currently apply to steel products traded within NAFTA countries. Accordingly, Ternium has greater access to the U.S. and Canadian markets through Ternium Mexico, but also faces increased competition in Mexico from U.S. and Canadian steel imports. NAFTA provides that NAFTA member companies (including Mexican steel producers such as Ternium Mexico) can challenge trade restrictions imposed by other NAFTA countries before a binational dispute resolution panel. Although the new U.S. government administration has announced its intention to renegotiate NAFTA’s current terms of trade, no time frame for such renegotiations has been agreed.

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

The Mexican government is also a party to trade agreements with Colombia, the European Free Trade Association—an intergovernmental organization set up by Liechtenstein, Norway, Iceland and Switzerland—Japan, Chile, Bolivia, Nicaragua, Costa Rica and Uruguay, among others. In addition, in 2016, Mexico, together with Australia, Brunei, Canada, Chile, United States, Malaysia, New Zealand, Peru, Singapore, Japan, and Vietnam, signed the Trans-Pacific Partnership Agreement (“TPPA”). The TPPA will enter into force if ratified by all parties within two years. The United States has recently withdrawn from the agreement.

Argentina

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

Trade agreements:

Argentina has signed free trade agreements with several countries or trade blocs aimed at liberalizing trade between them, including the following:

In early 1991, Argentina entered, together with Brazil, Uruguay and Paraguay, into the Treaty of Asunción, creating the Mercado Común del Sur (Common Market of the South), or Mercosur, a common market organization that aimed to bring about the free movement of goods, capital, services and people among its member states. In 2004, the Mercosur members entered into the Treaty of Ouro Preto, creating a customs union among them. On January 1, 2013, Venezuela became a full member of Mercosur but was suspended in December 2016. Over time, Mercosur has eliminated or significantly reduced import duties, tariffs and other trade barriers among member states. Since January 1, 2000, zero tariffs apply to steel products traded among them.

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

In 2004, Mercosur and the Comunidad Andina de Naciones (Andean Community), or CAN, currently including Bolivia, Colombia, Ecuador and Peru, signed a free trade agreement aimed at reducing and eventually eliminating tariffs on steel products traded among member countries. While all tariffs on steel products traded between Argentina and Bolivia and between Argentina and Peru have been eliminated, the elimination of tariffs on steel products traded between Argentina and Ecuador and Argentina and Colombia are subject to a pending agreement on rules of origin specifications. Mercosur entered into a trade agreement with Chile in 2005. As a result, all tariffs on steel products traded between Mercosur and Chile have been eliminated. In addition, Mercosur is negotiating a free trade agreement with the European Union.

In November 2003, Argentina and Mexico signed the ACE 6. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations— Mexico.”

Colombia

Imports of steel products to Colombia:

The Colombian government has imposed certain antidumping measures on imports of steel products. The following antidumping measures are currently in effect:

•	Low-carbon wire rods: On October 8, 2013, Colombia imposed provisional safeguard duties of 21.29% on imports of low-carbon wire rods from countries belonging to the World Trade Organization (WTO), with the exception of Cuba, Ecuador, the United States and Venezuela. On April 30, 2014, Colombia imposed final safeguard duties of 21.29% on imports of low-carbon wire rod from WTO members with the exception of Argentina, Chile, Ecuador, Costa Rica, the United States and Canada, to remain in force for a period of one year that ended on March 31, 2015. On October 2015, Colombia imposed provisional antidumping duties on imports of low-carbon wire rod from China, consisting on a duty calculated based on a price of USD541.06 per ton less the actual FOB import price for such product, in force until the end of March 2016. On May 11, 2016, Colombia imposed final antidumping duties of USD419 per ton less the actual FOB import price, for a five-year period.

•	Galvanized flat steel products: On March 5, 2014, Colombia imposed final antidumping measures on imports of galvanized flat steel products from China, to remain in force for a period of three years, consisting of a duty calculated based on a price of USD824.57 per ton less the actual FOB import price for such product. On March 3, 2017, the government initiated a sunset review of this measure. In addition, in July 2015, Colombia imposed safeguard duties of 21% on imports of galvanized flat steel products from countries with whom Colombia does not have a free trade agreement in place.

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

Colombia’s free trade agreement with the United States became effective in October 2011. Under this agreement, steel import tariffs from Colombia to the United States will remain at 0% and steel import tariffs from the United States to Colombia will decrease from a range of 5-10% in 2011 to 0% in one, five or 10 years according to the product category. In particular, wire rods import tariffs became 0% beginning in 2012 and rebar import tariffs will decrease gradually, reaching 0% in 2021.

In addition, Colombia has also signed free trade agreements with Chile, Canada and the European Union, in effect since May 2009, August 2011 and August 2013, respectively, and has signed free trade agreements with Costa Rica, Israel, Panama and South Korea, which are not yet effective. Colombia is currently negotiating free trade agreements with Japan and Turkey.

United States

U.S. authorities have imposed a number of measures on steel import products. Below is a description of measures currently in effect and ongoing investigations:

Imports of steel products to the U.S.:

•	Hot-rolled products: During February 2014, the U.S. government imposed antidumping and countervailing duties on certain hot-rolled carbon steel flat products from China, India, Taiwan, Thailand, Russia, Indonesia and Ukraine. Current antidumping duties range between 12.34% and 90.83% for China, 36.53% and 44.40% for India, 20.28% and 29.14% for Taiwan, 4.41% and 20.30% for Thailand and 73.59% and 184.56% for Russia, with rates depending on the exporting company; antidumping and countervailing duties are set at 47.86% for Indonesia and 90.33% for Ukraine. Current countervailing duties range between 540.78% and 563.50% for India and are set at 10.21% for Indonesia and 2.38% for Thailand. These measures are set to remain in force until March 2018. In addition, on September 24, 2015, the U.S. government initiated antidumping and countervailing investigations on hot-rolled products from Australia, Brazil, Japan, Korea, the Netherlands, Turkey and the United Kingdom. On October 3, 2016, the government issued antidumping and countervailing duty orders for a five-year period. Antidumping duties were imposed at the following rates: 29.58% for Australia; between 33.14% and 34.28% for Brazil; between 4.99% and 7.51% for Japan; between 4.61% and 9.49% for Korea; 3.73% for the Netherlands; between 4.15% and 6.77% for Turkey; and 33.06% for the United Kingdom. Countervailing duties were imposed on imports as follows: between 29.07% and 30.51% for Brazil; and between 0% and 9.49% for Korea.

•	Cold-rolled products: On July 14, 2016, the U.S. government imposed antidumping duties on cold-rolled steel products, of 265.79% for China and 71.35% for Japan, and countervailing duties of 256.44% for China. On September 20, 2016, the U.S. government imposed countervailing duties on cold-rolled steel products of between 11.09% and 11.31% from Brazil, 10.00% from India and between 3.89% and 59.72% from Korea. In addition, on September 20, 2016, the U.S. government imposed antidumping duties on cold-rolled products of between 19.58% and 35.43% from Brazil, 6.78% from India, 7.60% from Korea, and between 5.40% and 25.17% from the United Kingdom.

•	Corrosion-resistant flat products: On July 25, 2016, the U.S. government imposed countervailing duties on corrosion-resistant flat products of 39.05% to 241.07% on imports from China, of 8% to 29.49% on imports from India, of a de minimis to 38.51% on imports from Italy, and of a de minimis to 1.19% on imports from Korea. In addition, on July 25, 2016, the U.S. government imposed antidumping duties on corrosion-resistant flat products of 209.97% from China, between 3.05% and 4.43% from India, 12.63% and 92.12% from Italy, 8.75% and 47.80% from Korea, and 10.34% from Taiwan.

•	Wire rod: On January 8, 2015, the U.S. government imposed antidumping duties (between 106.19% and 110.25%) and countervailing duties (between 178.46% and 193.31%) on wire rod from China, with rates depending on the exporting company.

U.S. authorities have imposed a number of measures on steel product imports from Mexico, including carbon and alloy steel wire rod, pipe and tube, and welded pipes. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations— Mexico.”

In April 2017, the U.S. government initiated an investigation under Section 232 of the U.S. Trade Expansion Act. The investigation will analyze the effects of imports of steel products on national security. Based on the result of such investigation, the U.S. government may take actions to adjust imports, including negotiate agreements to limit or restrict imports, impose import tariffs and/or block trade for a specific product and for a specific country as deemed necessary to protect U.S. national security.

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

Previous pending payments:

•	In January 2010, Tenaris Global Services S.A., or TGS, a Tenaris subsidiary, entered into an agreement with the National Iranian Drilling Company, or NIDC, a company controlled by the Government of Iran, for a total value of EUR9.4 million (approximately USD10.1 million). TGS made all deliveries and collected most of its account receivables under the NIDC agreement prior to 2012. In 2012, TGS collected an amount of EUR0.75 million (approximately USD0.8 million) for products delivered to NIDC in prior years. As of December 31, 2016, an outstanding balance of EUR0.172 million (approximately USD0.184 million) is still due to TGS. In addition, as of December 31, 2016, TGS has not yet fully performed its obligation to allow technical visits to Tenaris’s mills by NIDC experts at TGS’s cost. Tenaris expects to fulfill these pending obligations and collect all or part of the outstanding amounts during 2017.

•	TGS is also a party to an April 2011 agreement with Global Procurement General Trading FZE, or Global FZE, a company incorporated in United Arab Emirates, for the provision of OCTG for an amount of AED16.5 million (approximately USD4.5 million). TGS has been informed by Global FZE that the end users of the products delivered under this agreement are Oil Industries Engineering and Construction Group and Pars Oil and Gas Company, which are controlled by the Government of Iran. In 2012, TGS delivered products under the Global FZE agreement for a total value of AED16.3 million (approximately USD4.4 million), and collected a total amount of AED15.4 million (approximately USD4.2 million). All sales of goods and services to Iran under the agreement with Global FZE have ceased. As of December 31, 2016, a balance of AED0.862 million (approximately USD0.2 million) was owed to Tenaris. Tenaris expects to collect all or part of the outstanding amounts during 2017.

Tenaris recorded no sales revenue or profit in 2016 related to the activities described above.

2016 transactions and related activities:

Following the partial lifting and suspension of several international sanctions and restrictions against Iran in mid-January 2016 (in particular, the lifting of most U.S. secondary sanctions against such country under the Joint Comprehensive Plan of Action or ‘JCPOA’ entered into by the P5+1 and the Islamic Republic of Iran), Tenaris’s non-U.S. affiliates considered commercial opportunities in Iran during the year ended December 31, 2016 and engaged in certain transactions or dealings involving Iran or nationals of such country (as more particularly described below). Tenaris intends to continue exploring commercial opportunities in Iran in compliance with applicable U.S. and other international export control and economic sanctions laws and regulations.

•	In 2016, TGS participated in several tenders issued by the National Iranian Oil Company, or NIOC, and its subsidiaries for the supply of OCTG Casing, Tubing and Accessories for oil and gas projects in Iran. Moreover, during 2016 TGS and other non-U.S. affiliates of Tenaris have issued offers to NIOC and other Iranian companies for the provision of goods and/or services. Except as otherwise specified below, none of such tenders or offers were accepted as of December 31, 2016. Tenaris intends to continue participating in tenders and issuing offers to NIOC, its subsidiaries or other Iranian companies through TGS or other of its non-U.S. affiliates, in compliance with applicable law.

•	In October 2016, TGS entered into an agreement for the provision of technical field service assistance to Petropars Ltd, or Petropars, for its project located in the Salman gas field in Iran, for a total value of EUR0.039 million (approximately USD0.041 million). Tenaris has been informed that Petropars operates the Salman project pursuant to a service contract with Iranian Offshore Oil Company, a subsidiary of NIOC. All services required to be performed by Tenaris for the benefit of Petropars were completed during October 2016. As of December 31, 2016 the payment amount has not yet been collected. TGS intends to collect all or part of the outstanding amounts during 2017.

•	In May 2016, TGS was awarded by Toos Payvand Co., a Tehran-based company, a spot purchase order for carbon steel pipes for the Isfahan Refinery project, for a total value of EUR3.5 million (approximately USD3.71 million). As of December 31, 2016, certain amounts were pending collection. TGS intends to collect all or part of the outstanding amounts and to continue performing its obligations under this contract during 2017.

•	In December 2016, TGS entered into a distribution agreement with Petrochemical Transportation Engineering Company, or PTEC, a private Iranian company, for pipes used in downstream activities, such as refineries, petrochemical and gas processing. On December 21, 2016, PTEC placed one purchase order for a total value of EUR2.2 million (approximately USD2.3 million). Tenaris made no shipments and recorded no revenues in connection with this agreement for the year ended December 31, 2016. TGS intends to fulfill its obligations and collect all or part of the outstanding amounts during 2017.

•	During the course of the year ended December 31, 2016, TGS entered into several confidentiality agreements for the purpose of sharing information with potential Iranian business partners, some of which were companies controlled by the Government of Iran, with the aim of exploring commercial opportunities relating to the supply of goods and services to NIOC or its subsidiaries. No revenues were attributable to these activities. TGS intends to continue to explore commercial opportunities with such potential Iranian business partners in compliance with applicable law.

•	In June 2016, TGS entered into an Agency Agreement, expiring on June 12, 2017, with Industrials SGC Ltd., or SGC, (a U.K-based company) for the purposes of promoting and marketing certain products manufactured by non-U.S. affiliates of Tenaris in the territory of Iran. As of December 31, 2016, no revenues or net profits were attributable to the Agency Agreement. TGS intends to continue promoting and marketing Tenaris products in Iran under the Agency Agreement with SGC.

•	During 2016, certain non-U.S. employees of some non-U.S. affiliates of Tenaris visited Iran in order to discuss potential commercial opportunities with Iranian public and private entities. Moreover, during May 2016, certain of the above-referred employees attended trade shows in Iran. These included an oil & gas industry trade show (the Iran Oil Show) organized by NIOC and a conference (“Iran Pipe & Tube”) organized by Metal Bulletin, at which a technical presentation was given on behalf of a non-U.S. affiliate of Tenaris. No fees were paid to NIOC or other Iranian state-owned companies in connection with such activities, other than routine amounts such as travel-related taxes and fees. No revenues were attributable to the above-referred activities. Certain of Tenaris’s non-U.S. affiliates intend to continue visiting Iran in order to develop further commercial opportunities in the country in compliance with applicable law.

Tenaris’s total sales revenue for 2016 with regard to the foregoing transactions amounted to approximately USD1.5 million. The estimated net profits from such transactions, after internal cost allocation and taxes, were in the range of USD0.3 million.

Tenaris believes that its activities concerning Iran do not violate any U.S. or foreign law, and has procedures in place designed to ensure that such activities comply with all applicable U.S. and foreign laws.

Tenova

Tenova S.p.A., or Tenova, an Italian supplier of equipment for the mining and the steel-making industry, is indirectly controlled by San Faustin and, accordingly, is deemed an “affiliate” of Ternium, as that term is defined in Exchange Act Rule 12b-2. In response to our inquiry, Tenova informed us that:

•	During 2016, Tenova or its subsidiaries supplied equipment and performed engineering services for the steel-making and raw material handling industries to companies believed by Tenova to be subsidiaries of development agencies of the Government of Iran. Tenova or its subsidiaries also issued offers to Iranian counterparties, none of which were accepted as of December 31, 2016. Moreover, certain employees of Tenova visited Iran during 2016 in order to discuss prospective commercial opportunities with potential Iranian business partners.

•	None of the activities performed is connected to the activities described in Sections 5(a) or (b) of the Iran Sanctions Act of 1996, or Section 105A(b)(2) of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, nor were any such activities performed in favor of persons whose property and interests in property are blocked pursuant to Executive Order 13224 (terrorists and terrorist supporters) or 13382 (weapons of mass destruction proliferators and supporters).

•	All of these sales and activities, when required by applicable E.U. regulations, were authorized by the Comitato di Sicurezza Finanziaria - CSF, an Italian governmental committee established pursuant to Italian Decree n. 369 of October 12, 2001 (as amended by Italian Law n. 431 of December 14, 2001) under the supervision of the Italian Ministry of Economy.

•	Tenova’s Iran-related contracts that were signed before 2016, are still currently being performed; any future contract between Tenova or its subsidiaries and customers controlled by the Government of Iran will continue to be made in compliance with all laws applicable to Tenova or its relevant subsidiaries.

Tenova informed us that its total sales revenue for 2016 with regard to the foregoing transactions amounted to USD14.7 million, compared to USD25 million in 2015. Tenova also estimated that its net profits from such transactions, after internal cost allocation and taxes, were in the range of USD4 million.

C.	Organizational Structure

Below is a simplified diagram of Ternium’s corporate structure as of March 31, 2017.

Subsidiaries

Ternium operates entirely through subsidiaries. For a complete list of its subsidiaries and a description of its investments in other companies, see note 2 to our consolidated financial statements included elsewhere in this annual report.

Ternium Mexico. Ternium Mexico is a leading flat and long steel manufacturer in Mexico, with total annual finished steel production capacity of approximately 7.3 million tons. Ternium Mexico’s subsidiaries operate all of Ternium’s mining and steel production facilities in Mexico, except for Tenigal’s facilities. Ternium Mexico and its subsidiaries produce steel products mainly for the construction and industrial sectors.

Siderar. Siderar is the main integrated manufacturer of flat steel products in Argentina with total annual finished steel production capacity of approximately 2.9 million tons. The shareholders of Siderar as of March 31, 2017 are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Siderar Shareholders	Number	Percent
Ternium	2,752,808,188	60.94%
ANSeS	1,175,806,541	26.03%
Public	588,479,294	13.03%
Total shares issued and outstanding	4,517,094,023	100.00%

Ferrasa. Ferrasa is a leading long and flat steel products processor and distributor in Colombia and a scrap-based long steel manufacturer, with total annual finished steel production capacity of approximately 540,000 tons.

Tenigal. Tenigal is a manufacturer of hot-dip galvanized and galvannealed steel sheets serving the Mexican automobile market with total annual finished steel production capacity of approximately 440,000 tons. Ternium and NSSMC hold 51% and 49% participations in Tenigal, respectively.

Ternium Guatemala. Ternium Guatemala and its subsidiaries operate all of Ternium’s steel processing facilities in Guatemala, El Salvador, Nicaragua and Costa Rica. Ternium Guatemala and its subsidiaries produce hot-dip galvanized steel sheets and other value-added finished steel products mainly for the construction and industrial sectors. Ternium Guatemala has total annual finished steel production capacity of 110,000 tons.

Ternium Internacional. Ternium Internacional comprises a network of companies in Uruguay, Colombia and the United States that, together with our office in Spain, markets and provides services in relation to the sales of Ternium’s products to several markets other than Mexico and Argentina. The headquarters of the network are located in Uruguay. Office staff is dedicated to export sales and trading, technical assistance, commercial back office and credit analysis.

Ternium USA. Ternium USA operates Ternium’s steel processing activities in the United States and produces galvanized and color coated sheets in its Shreveport unit in Louisiana, United States. Ternium USA has total annual finished steel production capacity of 190,000 tons.

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

Other Investments

Usiminas. Usiminas is the largest flat steel producer in Brazil, with total annual crude steel production capacity of 9.5 million tons. Usiminas produces steel products mainly for the automobile, line pipe, civil construction, and electrical equipment manufacturing industries. Usiminas has iron ore mines in the Serra Azul region and industrial facilities in Ipatinga, Minas Gerais and in Cubatão, São Paulo, strategically located near the main consumers of steel in Brazil. In 2016, Usiminas shipped 3.7 million tons of steel products and 3.2 million tons of iron ore, and had net sales of BRL8.5 billion. Usiminas is a publicly-traded company listed on the São Paulo stock exchange, BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros.

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments, together with Siderar (and Siderar’s wholly-owned Uruguayan subsidiary Prosid), and TenarisConfab, joined Usiminas’ existing control group through the acquisition of a total of 139.7 million ordinary shares of Usiminas, representing 27.7% of Usiminas’ voting capital (22.7% corresponding to Ternium and the other 5% corresponding to TenarisConfab). As a result, Usiminas’ control group, which holds, in the aggregate, 322.7 million ordinary shares representing approximately 63.9% of Usiminas’ voting capital, was formed as follows: Nippon Group, which holds approximately 46.1% of the total shares held by the control group; T/T Group, which holds approximately 43.3% of the total shares held by the control group (35.6% corresponding to Ternium and the other 7.7% corresponding to TenarisConfab); and CEU, which holds the remaining 10.6% of the total shares held by the control group.

The rights and obligations of the members of Usiminas’ control group are governed by a shareholders’ agreement. Under such agreement, so long as the Nippon Group and the T/T Group each hold at least 25% of the total shares held by the control group, the Nippon Group and the T/T Group shall, in the aggregate, nominate a majority of the members of Usiminas’ board of directors, with each such group nominating an equal number of directors. Usiminas’ shareholders’ agreement further provides that the Nippon Group and the T/T Group shall nominate, by consensus, the chairman of Usiminas’ board of directors and Usiminas’ chief executive officer. In addition, the Nippon Group and the T/T Group have the right to nominate one member of Usiminas’ executive board (diretoria executiva) each. Any remaining Usiminas executive board seats are filled with candidates nominated by Usiminas’ chief executive officer, which nominations require the approval of both the Nippon Group and the T/T Group. Under the Usiminas’ shareholders’ agreement, the Nippon Group, the T/T Group and CEU are required to vote, and cause the Usiminas directors nominated by them to vote, as a single, unified block. Any and all decisions to be adopted by the members of the control group at Usiminas’ shareholders’ meetings, or by the directors nominated by them at any Usiminas’ board or directors’ meetings, require the consensus of both the Nippon Group and the T/T Group, with decisions on certain extraordinary matters requiring the unanimous consent of the Nippon Group, the T/T Group and CEU. The rights and obligations of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the T/T Group are governed under a separate shareholders’ agreement.

On October 30, 2014, Ternium acquired from PREVI 51.4 million additional ordinary shares of Usiminas. On April 20, 2016, Ternium (through Ternium Investments, Siderar and Prosid) subscribed, in the aggregate, to 8.5 million preferred shares. These preferred shares were issued on June 3, 2016. On April 18, 2016, Usiminas’ extraordinary general shareholders’ meeting approved an issuance of 200 million ordinary shares and Usiminas launched a multi-round subscription process. On July 19, 2016, following the completion of the subscription process, Usiminas’ extraordinary general shareholders’ meeting homologated the capital increase, and Ternium (through Ternium Investments, Siderar and Prosid) was issued, in the aggregate, 76.4 million ordinary shares. Following the issuance of these ordinary shares, Ternium (through Ternium Investments, Siderar and Prosid) owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of Usiminas’ capital, and 34.4% of Usiminas’ ordinary shares. Of these, 114.7 million ordinary shares are subject to the Usiminas shareholders’ agreement; the remaining 127.9 million shares (acquired in October 2014 and July 2016, as described above) are not subject to the shareholders agreement. Following the capital increase described above, Usiminas’ control group holds 541.7 million ordinary shares representing approximately 76.8% of Usiminas’ voting capital. Of these, 322.7 million ordinary shares are subject to the Usiminas shareholders agreement, and 219.0 million ordinary shares are not subject to the shareholders agreement. However, during the term of the shareholders agreement, all members of Usiminas’ control group are required to vote the shares not subject to the shareholders agreement in accordance with the control group’s decisions.

In 2014, a conflict arose within the Usiminas’ control group with respect to the governance of Usiminas, the rules applicable to the appointment of senior managers, the application of the shareholders’ agreement in matters involving fiduciary duties, and generally with respect to Usiminas’ business strategy. As part of that conflict, on September 25, 2014, the board of directors of Usiminas passed a resolution dismissing the company’s chief executive officer and two other executives from their respective positions on the Usiminas board of officers. The board resolution dismissing the officers was passed with a five to five vote, including the positive vote of the Nippon Group-appointed members and the negative vote of the T/T Group and CEU-appointed members, and the tie was resolved by the chairman of the board through his casting vote. Following the dismissal of the officers, a temporary CEO was elected with the same votes that decided the dismissal, until a new executive board is agreed between the T/T Group and the Nippon Group. On April 6, 2015, Usiminas’ shareholders meeting elected a new board of directors and its chairman; due to disagreements between the Nippon and T/T Groups, the new chairman was elected by the minority shareholders. Although on April 28, 2016, the Nippon and T/T groups reached agreement on the individual to fill the position of chairman of the board of directors and, as a result, the Usiminas’ shareholders meeting elected the control group-nominated chairman, the conflict continued. On May 25, 2016, the Usiminas board passed, with a six-to-three vote (two directors abstained), a resolution dismissing the CEO that had been nominated by the Nippon Group; however, that resolution was subsequently voided by the Belo Horizonte courts and the Nippon Group-backed CEO was reinstated. On March 23, 2017, the Usiminas board, with a seven-to-four vote, again dismissed the Nippon Group-backed CEO and appointed a new CEO; this resolution is being challenged by the Nippon Group in the Belo Horizonte courts. As of the date of this annual report, several proceedings before the Belo Horizonte courts and the Brazilian securities regulator are ongoing (as is the conflict within the control group).

For a discussion of other legal proceedings associated with Ternium’s investment in Usiminas, see Item 8. “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Techgen. Techgen is a joint venture company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. In the fourth quarter of 2016, Techgen started operating a new natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, after total investment of USD1.1 billion. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity of approximately 900 megawatts. As a result, Ternium is securing the supply of electricity to its existing and future facilities in Mexico. For more information on the Company’s commitments under the Techgen project, see Item 5. “Operating and Financial Review and Prospects—E. Off-Balance Sheet Arrangements” and note 24(ii)(h), (i) and (j) to our consolidated financial statements included elsewhere in this annual report.

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

Overview

Ternium is a leading steel producer in Latin America. We manufacture and process a broad range of value-added steel products, including galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, hot-rolled products, cold-rolled products, bars and wire rods as well as slitted and cut-to-length offerings through our service centers. Our customers range from large global companies to small businesses operating in the construction, automotive, home appliances, capital goods, container, food and energy industries. Ternium has production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, as well as a network of service and distribution centers throughout Latin America that provide it with a strong position from which to serve its core markets. In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian steel market, and has recently agreed to acquire CSA, a Brazilian slab producer.

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

Ternium’s results are sensitive to economic activity and steel consumption. Ternium’s results of operations, which primarily depend on economic conditions in Mexico and Argentina, are also influenced by economic conditions in international and regional markets such as NAFTA, Mercosur and the Andean Community. Historically, annual steel consumption in the countries where Ternium operates has varied at a rate that is linked to the annual change in each country’s gross domestic product and per capita disposable income. The 2008-2009 global economic downturn resulted in an overall decreased demand for Ternium’s products. For example, apparent consumption of finished steel products decreased in 2009 by 15% in Mexico and 33% in Argentina. This economic downturn had a pronounced negative effect on Ternium’s business and results of operations in 2009. Subsequently, apparent steel consumption recovered in these countries in sync with the recovery of economic activity. A protracted global recession or a depression would have a material adverse effect on the steel industry and Ternium.

Ternium’s results are also sensitive to prices in the international steel markets. Steel prices are volatile and are sensitive to supply conditions and to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products. For example, steel prices in the international markets, which had been rising quickly during the first half of 2008, fell sharply beginning in the second half of 2008 as a result of collapsing apparent demand and the resulting excess capacity in the industry. The fall in prices during this period adversely affected the results of steel producers generally, including Ternium, as a result of lower revenues and write-downs of finished steel products and raw material inventories. Beginning in the second half of 2009, steel prices in the international markets rebounded mainly as a result of the increase in the demand for steel in China and other emerging markets, and the subsidence of the worldwide de-stocking process. Since 2009, international steel prices fluctuated within a wide range with an upward trend in the 2009-2011 period, a downward trend in the 2011-2015 period and an upward trend since 2016. In this context, Ternium’s operating income increased 79% year-over-year in 2016 after falling 39% year-over-year in 2015. A protracted fall in steel prices would have a material adverse effect on Ternium’s results, as could price volatility.

Trends in the steel industry may also have an impact on Ternium’s results. In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially in downturn cycles, from substantial overcapacity. Currently, as a result of the 2008-2009 global downturn, slower global economic growth and the increase in steel production capacity in recent years, there is excess capacity in the global steel market that negatively affects the industry’s margins. Furthermore, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and current smaller competitors in the steel market could become larger competitors in the future. Intense competition could impact on Ternium’s share in certain markets and adversely affect its sales and revenue.

Ternium’s production costs are sensitive to prices of raw materials, slabs and energy, which reflect supply and demand factors in the global steel industry. Ternium purchases substantial quantities of raw materials (including iron ore, coal, ferroalloys and scrap) and slabs for use in the production of its steel products. The availability and price of these and other inputs vary, sometimes significantly, according to general market and economic conditions. In addition to raw materials and slabs, natural gas and electricity are both important components of Ternium’s cost structure. Ternium generally purchases these inputs at market or market-based prices; accordingly, price fluctuations in these inputs, which may also vary according to general market and economic conditions, necessarily impact Ternium’s production costs.

Ternium’s export revenues could be affected by trade restrictions and its domestic revenues could be affected by unfair competition from imports. During the second half of the 1990s, a period of strong oversupply, several antidumping measures were imposed in several countries in which Ternium operates (including Mexico, Argentina and the United States) to prevent foreign steel producers from dumping certain steel products in local markets. The recovery in global economic conditions during the 2003–2008 period helped normalize international steel trade conditions and, eventually, several countries reduced or eliminated protective measures established in prior years including Argentina, Ternium’s second-largest steel market. However, in the face of a protracted period of oversupply since 2009, some countries have been reestablishing antidumping duties and/or other safeguards to protect their domestic markets, including Mexico, Ternium’s largest steel market, adding to measures that remained in place from before. Ternium’s ability to profitably access the export markets may be adversely affected by trade restrictions, including antidumping duties and countervailing measures, in those markets. In addition, Ternium’s ability to sell some steel products in its principal markets could be affected by unfair competition from imports of those steel products from certain countries, if applicable trade regulations were not in force. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations.”

Changes in prevailing exchange rates could impact results from subsidiaries with net short or long positions in currencies other than their functional currencies. The functional currency of our Mexican and Colombian subsidiaries is the U.S. dollar, and the functional currency of our Argentine subsidiary Siderar is the Argentine peso. Ternium subsidiaries record foreign exchange results on their net non-functional currency positions when the functional currencies appreciate or depreciate with respect to other currencies. For example, Ternium’s net foreign exchange result was a gain of USD20.3 million in 2016, a loss of USD5.2 million in 2015 and a gain of USD26.7 million in 2014. In addition, Ternium’s Mexican and Colombian subsidiaries record deferred tax results when the U.S. dollar (their functional currency) appreciates or depreciates in relation to the Mexican peso or the Colombian peso, respectively, as such fluctuations change, in U.S. dollar terms, the tax base used to calculate deferred tax at such subsidiaries. Fluctuations in the value of such functional currencies against other currencies have had, and may also have in the future, an impact on Ternium’s results.

Changes in prevailing exchange rates have had an impact on Ternium’s comprehensive results in the past and could impact comprehensive results from subsidiaries and investments with a functional currency other than the U.S. dollar in the future. In accordance with IFRS, Ternium records currency translation adjustments in its consolidated statements of comprehensive income. These adjustments do not affect results but, instead, have an impact on net worth. Fluctuations in the Brazilian real (as our participation in Usiminas is denominated in Brazilian reais) and the Argentine peso (as it is the functional currency of Siderar) against the U.S. dollar have had, and may also have in the future, an impact on Ternium’s comprehensive results. Ternium’s currency translation adjustments resulted in losses of USD87.8 million in 2016, USD640.5 million in 2015 and USD390.6 million in 2014. These adjustments were mainly related to the effect of the devaluation of the Brazilian real on the value of Ternium’s investment in Usiminas as measured in U.S. dollars, amounting to a gain of USD54.7 million in 2016 and a loss of USD229.2 million in 2015 and USD118.9 million in 2014, and the effect of the devaluation of the Argentine peso on the value of Siderar’s net assets as measured in U.S. dollars, amounting to a loss of USD139.6 million in 2016, USD394.9 million in 2015 and USD274.0 million in 2014.

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

Income taxes. Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which each such subsidiary operates. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

Loss contingencies. Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD7.0 million and USD8.1 million as of December 31, 2016 and 2015, respectively.

Allowance for obsolescence of supplies and spare parts and slow-moving inventory. Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management’s analysis of their aging. In connection with supplies and spare parts, the calculation is based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change. As of December 31, 2016 and 2015, the Company recorded no allowance for net realizable value and USD 33.4 million and USD 32.4 million, respectively, as allowance for obsolescence.

Useful lives and impairment of property, plant and equipment and other long-lived assets. In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of: (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels, and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

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

Considering that no impairment indicators were identified as of December 31, 2016, the Company only tested the value of the goodwill for impairment, resulting in no impairment charges to be recognized. As of December 31, 2015, the Company identified impairment indicators and tested the Company’s cash generating units (CGUs) for impairment, resulting in no impairment charges to be recognized. Consequently, and except for the impairments in connection with the investment in Usiminas in 2015 and 2014 described below, during the years 2016 and 2015 and 2014, no impairment charges were recorded in connection with assets that have an indefinite useful life (including goodwill). Based on the information currently available to us, as of the date of this annual report, the Company is not aware of any factors that would lead to the recognition of future impairment charges. Any such impairment charges could have a material adverse effect on Ternium’s results of operations, financial condition and net worth.

In connection with its investment in Usiminas, the Company performed an impairment test over such investment as of December 31, 2012, and subsequently wrote down the investment by USD275.3 million, to USD1.6 billion as of year-end 2012. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand had been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in Ternium’s forecast of long-term iron ore prices that affected cash flow expectations. Following discussions with the Staff of the U.S. Securities and Exchange Commission, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014, and recorded an impairment of USD739.8 million as of September 30, 2014, resulting in a carrying value for the Usiminas investment of BRL12 per share. Furthermore, Usiminas’ financial statements as of December 31, 2015, described a downgraded economic scenario for the company that caused a significant impact on its financial leverage and cash generation. Consequently, Ternium, in a conservative approach, assessed the recoverable value of its investment in Usiminas based on Usiminas ordinary shares’ average market price for December 2015, and impaired its investment by USD191.9 million. The resulting book value of Ternium’s investment in Usiminas as of December 31, 2015, was USD240.0 million.

On April 20, 2016, Ternium (through Ternium Investments, Siderar and Prosid) subscribed, in the aggregate, to 8.5 million preferred shares for a total subscription price of BRL10.9 million (approximately USD3.1 million). These preferred shares were issued on June 3, 2016. On April 18, 2016, Usiminas’ extraordinary general shareholders’ meeting approved an issuance of 200 million ordinary shares for an aggregate amount of BRL1 billion and Usiminas launched a multi-round subscription process. On July 19, 2016, following the completion of the subscription process, Usiminas’ extraordinary general shareholders’ meeting homologated the capital increase, and Ternium (through Ternium Investments, Siderar and Prosid) was issued, in the aggregate, 76.4 million ordinary shares for a total subscription price of BRL382.2 million (approximately USD110.9 million). As of December 31, 2016, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&FBOVESPA Stock Exchange, was BRL8.26 (approximately USD 2.53) per ordinary share and BRL4.10 (approximately USD 1.26) per preferred share, respectively. Accordingly, as of December 31, 2016, Ternium’s ownership stake had a market value of approximately USD625.5 million and a carrying value of USD411.1 million.

Any further write-down to Ternium’s investment in Usiminas could have a material adverse effect on Ternium’s net worth and results. For further information on the Usiminas investment, see note 3 to our consolidated financial statements included elsewhere in this annual report.

Goodwill impairment test. Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator. Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy:

•	Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the value in use.

•	To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

•	Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU’s activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

•	Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

•	Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections.

•	As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2016, the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 10.82% (as of December 31, 2015, it was 9.59%).

At December 31, 2016, 2015 and 2014, no impairment charges to CGUs with allocated goodwill resulted from the impairment tests performed. Any future impairment charge could have a material adverse effect on Ternium’s results of operations, financial condition and net worth. For a discussion of the impairments of our investment in Usiminas, see “—A. Results of Operations—Fiscal Year Ended December 31, 2015 compared to Fiscal Year Ended December 31, 2014—Overview.”

Allowances for doubtful accounts. Management makes estimates of the uncollectibility of our accounts receivable. Management analyses the trade accounts receivable on a regular basis and, when aware of a third party’s inability to meet its financial commitments to the Company, management impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyses accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2016 and 2015, allowance for doubtful accounts totaled USD6.0 million and USD7.6 million, respectively.

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

Changes in reported reserves may affect the Company’s financial results and financial position. For example:

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

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	2016	2015	2014	2013	2012(1)
Selected consolidated income statement data

Net sales	7,223,975	7,877,449	8,726,057	8,530,012	8,608,054
Cost of sales	(5,384,390)	(6,477,272)	(6,925,169)	(6,600,292)	(6,866,379)

Gross profit	1,839,585	1,400,177	1,800,888	1,929,720	1,741,675
Selling, general and administrative expenses	(687,942)	(770,292)	(816,478)	(843,311)	(809,181)
Other operating income (expenses), net	(9,925)	9,454	71,751	23,014	(11,881)

Operating income	1,141,718	639,339	1,056,161	1,109,423	920,613

Finance expense	(89,971)	(89,489)	(117,866)	(132,113)	(150,302)
Finance income	14,129	7,981	7,685	9,517	17,047
Other financial income (expenses), net	37,957	(17,922)	40,731	(12,879)	11,623
Equity in earnings (losses) of non-consolidated companies (2)	14,624	(272,810)	(751,787)	(31,609)	(346,833)

Profit before income tax expense	1,118,457	267,099	234,924	942,339	452,148
Income tax expense	(411,528)	(207,320)	(339,105)	(349,426)	(261,227)

Profit (Loss) for the year	706,929	59,779	(104,181)	592,913	190,921

Attributable to:
Owners of the parent	595,644	8,127	(198,751)	455,425	142,043
Non-controlling interest	111,285	51,652	94,570	137,488	48,878

Profit (Loss) for the year	706,929	59,779	(104,181)	592,913	190,921

Depreciation and amortization	406,890	433,788	414,797	377,133	370,855
Weighted average number of shares outstanding (3)	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic earnings (losses) per share (in USD per share) (4) (5)	0.30	0.00	(0.10)	0.23	0.07
Basic earnings (losses) per ADS (in USD per ADS) (4) (5)	3.03	0.04	(1.01)	2.32	0.72
Dividends per share (in USD per share)	0.100	0.090	0.090	0.075	0.065
Dividends per ADS (in USD per ADS)	1.00	0.90	0.90	0.75	0.65

(1)	Starting on January 1, 2013, Consorcio Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts for the year ended December 31, 2012 show them as investments in non-consolidated companies and their results are included within “Equity in (losses) earnings of non-consolidated companies” in the consolidated income statement.
(2)	Equity in losses of non-consolidated companies include write downs of our investment in Usiminas, as a result of the performance of impairment tests, of USD275.3 million in 2012, USD739.8 million in 2014, and USD191.9 million in 2015.
(3)	Of the 2,004,743,442 shares issued as of December 31, 2016, the Company held 41,666,666 that were repurchased from Usiminas on February 15, 2011. Such shares were not considered outstanding for purposes of the calculation of the weighted average number of shares.
(4)	International Accounting Standard N° 1 (IAS 1) (Revised) requires that income for the year as shown in the income statement includes the portion attributable to non-controlling interest. Basic earnings per share and basic earnings per ADS, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.
(5)	Diluted earnings per share and per ADS (expressed in USD per share or ADS), equals basic earnings per share or ADS, respectively.

In thousands U.S. dollars	At December 31,
(except number of shares and per share data)	2016	2015	2014	2013	2012
Selected consolidated balance sheet data

Non-current assets	5,622,556	5,480,389	6,341,290	7,153,162	7,211,371
Property, plant and equipment, net	4,135,977	4,207,566	4,481,027	4,708,895	4,438,117
Other non-current assets (1)	1,486,579	1,272,823	1,860,263	2,444,267	2,773,254
Current assets	2,700,314	2,582,204	3,348,869	3,219,462	3,655,628
Cash and cash equivalents	183,463	151,491	213,303	307,218	560,307
Other current assets (2)	2,506,603	2,419,046	3,120,810	2,894,474	3,083,303
Non-current assets classified as held for sale	10,248	11,667	14,756	17,770	12,018

Total assets	8,322,870	8,062,593	9,690,159	10,372,624	10,866,999

Capital and reserves attributable to the owners of the parent (3)	4,391,298	4,033,148	4,697,201	5,340,035	5,369,183
Non-controlling interest	775,295	769,849	937,502	998,009	1,065,730

Non-current liabilities	1,324,785	1,558,979	1,964,070	2,185,421	2,306,640

Borrowings	396,742	607,237	900,611	1,204,880	1,302,753
Deferred tax liabilities	609,004	609,514	670,523	605,883	657,211
Other non-current liabilities	319,039	342,228	392,936	374,658	346,676

Current liabilities	1,831,492	1,700,617	2,091,386	1,849,159	2,125,446

Borrowings	821,893	913,786	1,264,208	797,944	1,121,610
Other current liabilities	1,009,599	786,831	827,178	1,051,215	1,003,836

Total liabilities	3,156,277	3,259,596	4,055,456	4,034,580	4,432,086
Total equity and liabilities	8,322,870	8,062,593	9,690,159	10,372,624	10,866,999

Number of shares (3)	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

(1)	Includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of USD662.3 million as of December 31, 2016, 2015, 2014 and 2013, and USD663.8 million as of December 31, 2012.
(2)	As of December 31, 2016, 2015, 2014, 2013 and 2012, includes financial assets with maturity of more than three months for a total amount of USD144.9 million, USD237.2 million, USD150.0 million, USD169.5 million and USD160.8 million, respectively.
(3)	The Company’s share capital as of December 31, 2016, 2015, 2014, 2013 and 2012 was represented by 2,004,743,442 shares, par value USD1.00 per share, for a total amount of USD2,004.7 million. Of the 2,004,743,442 shares, as of December 31, 2016, the Company held 41,666,666, repurchased from Usiminas on February 15, 2011.

Fiscal Year Ended December 31, 2016 compared to Fiscal Year Ended December 31, 2015

Overview

Apparent steel use in Mexico increased 1.6% year-over-year to approximately 24.6 million tons in 2016, driven by improved local manufacturing and construction activity and offset by a weaker oil and gas sector. Mexico’s GDP increased 2.3% year-over-year, representing a moderate slowdown compared to growth rates in 2015 on decelerating investment and export activity. In Argentina, apparent steel use decreased 18.0% year-over-year in 2016 to approximately 4.3 million tons, as lower levels of public infrastructure investment adversely affected activity levels in the construction sector. The new government’s public infrastructure plan, launched during the first half 2016, began to gain momentum only toward the fourth quarter of the year. The decrease in apparent steel use in Argentina is also explained by the severe recession that affected the Brazilian economy during 2016, which negatively impacted activity levels of some industrial sectors in Argentina. In Colombia, although the GDP continued growing in 2016, the growth pace was the lowest in several years due to the disparate performance of different industry sectors, with a healthy expansion of the manufacturing industry, decelerating construction activity and a weak oil and gas sector.

Operating income in 2016 was USD1.1 billion, 79% higher than operating income in 2015. Steel shipments reached 9.8 million tons in 2016, slightly higher year-over-year mainly as a result of a 472,000 ton increase in Mexico, partially offset by a 331,000 ton decrease in the Southern Region. Operating margin increased, mainly reflecting a decrease in operating cost of USD133 per ton, partially offset by USD77 lower revenue per ton. The decrease in operating cost per ton was mainly due to lower costs of purchased slabs, raw material and energy, and lower labor costs. Steel revenue per ton decreased as a result of lower steel prices in Ternium’s main steel markets, partially offset by a higher value added product mix.

Net income in 2016 was USD706.9 million, compared to net income of USD59.8 million in 2015. The USD647.1 million increase in the year-over-year comparison was mainly due to higher operating income, better results from non-consolidated companies and lower net financial expenses, partially offset by consequently higher income tax expenses.

Net Sales

Net sales in 2016 were USD7.2 billion, 8% lower than net sales in 2015. The following table outlines Ternium’s consolidated net sales for 2016 and 2015:

	Net sales (million USD)
	2016	2015	Dif.
Mexico	4,477.6	4,354.8	3%
Southern Region	1,865.9	2,567.2	-27%
Other Markets	864.4	905.4	-5%
Total steel products consolidated net sales	7,208.0	7,827.4	-8%
Other products (1)	13.8	47.7	-71%
Total steel segment net sales	7,221.8	7,875.2	-8%

Total mining segment net sales	204.9	203.1	1%

Intersegment eliminations	(202.7)	(200.8)

Total consolidated net sales	7,224.0	7,877.4	-8%

(1)	The item “Other products” primarily includes pig iron.

Cost of sales

Cost of sales was USD5.4 billion in 2016, a decrease of USD1.1 billion compared to 2015. This was principally due to a USD969.6 million, or 20%, decrease in raw material and consumables used, mainly reflecting lower iron ore, coking coal, scrap, energy and purchased slabs costs; and to a USD123.3 million decrease in other costs, mainly including a USD50.2 million decrease in maintenance expenses, a USD39.5 million decrease in labor cost, a USD28.9 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, and a USD9.2 million decrease in services and fees, partially offset by a 2% increase in steel shipments volume.

Selling, general and administrative expenses

SG&A expenses in 2016 were USD687.9 million, or 9.5% of net sales, a decrease of USD82.4 million compared to SG&A expenses in 2015, mainly due to lower taxes and contributions (other than income tax), labor costs, freight and transportation expenses, and services and fees expenses.

Other net operating expense

Other net operating expense in 2016 was a USD9.9 million loss, compared to a USD9.5 million gain in 2015. Other net operating expense in 2016 included an USD11.1 million donation related to the Roberto Rocca technical school in Pesquería, Nuevo León, Mexico.

Operating income

Operating income in 2016 was USD1.1 billion, or 15.8% of net sales, compared to operating income of USD639.3 million, or 8.1% of net sales, in 2015.

The following table outlines Ternium’s operating income by segment for 2016 and 2015.

In millions of U.S. dollars	Steel segment		Mining segment		Intersegment eliminations		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Net Sales	7,221.8	7,875.2	204.9	203.1	(202.7)	(200.8)	7,224.0	7,877.4
Cost of sales	(5,391.0)	(6,465.6)	(192.0)	(214.7)	198.7	194.0	(5,384.4)	(6,477.3)
SG&A expenses	(677.0)	(757.1)	(10.9)	(13.2)	-	-	(687.9)	(770.3)
Other operating income (expenses), net	(9.5)	9.2	(0.4)	0.3	-	-	(9.9)	9.5
Operating income (loss)	1,144.2	670.7	1.5	(24.5)	(4.0)	(6.9)	1,141.7	639.3

Steel reporting segment

The steel segment’s operating income was USD1.1 billion in 2016, an increase of USD473.5 million compared to the operating income in 2015, reflecting lower operating cost, partially offset by lower net sales.

Net sales of steel products in 2016 decreased 8% compared to net sales in 2015, reflecting a USD77 decrease in steel revenue per ton, partially offset by a 164,000 ton increase in shipments. Revenue per ton decreased 9% reflecting lower steel prices in Ternium’s main steel markets, partially offset by a better product mix. Shipments increased 2% year-over-year in 2016 mainly due to higher shipments in Mexico and Other Markets, partially offset by lower shipments in the Southern Region.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	2016	2015	Dif.	2016	2015	Dif.	2016	2015	Dif.
Mexico	4,477.6	4,354.8	3%	6,405.2	5,933.4	8%	699	734	-5%
Southern Region	1,865.9	2,567.2	-27%	2,220.8	2,552.2	-13%	840	1,006	-16%
Other Markets	864.4	905.4	-5%	1,138.1	1,114.6	2%	760	812	-6%
Total steel products	7,208.0	7,827.4	-8%	9,764.0	9,600.3	2%	738	815	-9%
Other products (1)	13.8	47.7	-71%
Total steel segment	7,221.8	7,875.2	-8%

(1) The item “Other products” primarily includes pig iron.

Operating cost decreased 16% due to a 17% decrease in operating cost per ton, partially offset by the above-mentioned 2% increase in shipment volumes. The decrease in operating cost per ton was mainly due to lower raw material, purchased slabs, energy and labor costs.

Mining reporting segment

The mining segment’s operating income was a gain of USD1.5 million in 2016, compared to a loss of USD24.5 million in 2015, mainly reflecting lower operating cost and relatively stable iron ore sales. Net sales of mining products in 2016 were 1% higher than those in 2015, reflecting 9% lower shipments offset by 11% higher revenue per ton.

	Mining segment
	2016	2015	Dif.
Net Sales (million USD)	204.9	203.1	1%
Shipments (thousand tons)	3,309.6	3,635.6	-9%
Revenue per ton (USD/ton)	62	56	11%

Operating cost decreased 11% year-over-year, mainly due to the above mentioned 9% decrease in shipment volumes and 2% decrease in operating cost per ton.

Net financial results

Net financial expenses were USD37.9 million in 2016, compared to USD99.4 million in 2015. During 2016, Ternium’s net interest results totaled a loss of USD75.8 million, compared to a loss of USD81.5 million in 2015, reflecting lower average indebtedness partially offset by higher weighted average interest rates. Net foreign exchange results was a gain of USD20.3 million in 2016 compared to a loss of USD5.2 million in 2015. Change in fair value of financial instruments included in net financial results was a USD19.3 million gain in 2016 compared to a USD10.2 million loss in 2015.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies was a gain of USD14.6 million in 2016, compared to a loss of USD272.8 million in 2015. Equity in results of non-consolidated companies in 2015 included USD191.9 million loss related to an impairment of Ternium’s investment in Usiminas. For further information on our investment in Usiminas, see note 3 to our consolidated financial statements included elsewhere in this annual report.

Income tax expense

Income tax expense in 2016 was USD411.5 million, or 37% of income before income tax, compared to an income tax expense of USD207.3 million, or 78% of income before income tax, in 2015. The effective tax rate in 2016 included a non-cash charge on deferred taxes due to the 17% devaluation of the Mexican peso against the U.S. dollar during the period, which reduces, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the U.S. dollar as their functional currency). The effective tax rate in 2015 was mainly affected by the impact of non-taxable losses stemming from the investment in Usiminas, among other non-cash effects on deferred taxes.

Net income attributable to non-controlling interests

Net gain attributable to non-controlling interest in 2016 was USD111.3 million, compared to a net gain of USD51.7 million in 2015.

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

Operating cost decreased 16% year-over-year, mainly due to the above-mentioned 6% decrease in shipment volumes and an 11% decrease in operating cost per ton. The decrease in operating cost per ton was mainly the result of lower energy costs and freight and transportation expenses.

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

We obtain funds from our operations, as well as from short-term and long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, as well as our acquisitions (for further information on capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program”). We hold money market investments, time deposits and variable-rate or fixed-rate securities. Our gross financial indebtedness decreased in the 2015-2016 period, from USD2.2 billion at the end of 2014 to USD1.2 billion at the end of 2016. In the second quarter of 2015, we invested USD74.0 million in the acquisition of the remaining minority stake in Ferrasa and in the second quarter of 2016 we subscribed to shares in Usiminas for an amount of USD114.4 million, in connection with Usiminas’ capital increase. For further information on the Usiminas and Ferrasa transactions, see notes 3 and 2 b) to our consolidated financial statements included elsewhere in this annual report, respectively.

Ternium has in place non-committed credit facilities and management believes it has adequate access to credit markets. Management believes that these resources, together with funds obtained from our operating activities, are sufficient to satisfy our current working capital needs, service our debt and pay approved dividends. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

The following table shows the changes in our cash and cash equivalents for each of the periods indicated below:

	For the year ended December 31,
In thousands of U.S. dollars	2016	2015	2014
Net cash provided by operating activities	1,099,595	1,323,491	505,844
Net cash used in investing activities	(554,670)	(572,061)	(675,774)
Net cash (used in) provided by financing activities	(508,699)	(809,634)	84,561
Increase (decrease) in cash and cash equivalents	36,226	(58,204)	(85,369)
Effect of exchange rate changes	(4,254)	(3,608)	(8,546)
Cash and cash equivalents at the beginning of the year	151,491	213,303	307,218
Cash and cash equivalents at the end of the year (1)	183,463	151,491	213,303

(1)	In addition to cash and cash equivalents, at December 31, 2014, 2015 and 2016, Ternium had USD150.0, USD237.2 and USD150.9 million of other current investments with maturities of more than three months, respectively, and USD0.1, USD0.1 and USD0.1 million in restricted cash, respectively.

Fiscal Year Ended December 31, 2016 compared to Fiscal Year Ended December 31, 2015

Overview

During 2016, Ternium’s primary source of funding was cash provided by operating activities. Cash and cash equivalents as of December 31, 2016 was USD183.5 million, a USD32.0 million increase from USD151.5 million at the end of the previous year. The increase was mainly attributable to net cash provided by operating activities of USD1.1 billion, partially offset by net cash used in investing activities of USD554.7 million and net cash used in financing activities of USD508.7 million.

In addition to cash and cash equivalents, as of December 31, 2016, we held other investments with maturity of more than three months for a total amount of USD150.9 million, decreasing USD86.3 million compared to December 31, 2015.

Operating activities

Net cash provided by operating activities was USD1.1 billion in 2016, lower than the USD1.3 billion recorded in 2015. Working capital increased USD162.4 million in 2016 and decreased USD509.1 million in 2015. The increase in working capital during 2016 was the result of an aggregate USD149.7 million increase in trade and other receivables and a USD114.7 million increase in inventories, partially offset by an aggregate USD102.0 million increase in accounts payable and other liabilities.

Inventories increased as shown in the table below.

	Change in inventory Dec‘16 / Dec‘15
	(in millions of USD)
	Price	Volume	Total
Finished goods	16.6	10.5	27.1
Goods in process	50.8	(40.7)	10.1
Raw materials, supplies and allowances	157.6	(80.1)	77.5
Total	225.0	(110.3)	114.7

Investing activities

Net cash used in investing activities in 2016 was USD554.7 million, primarily attributable to the following:

•	capital expenditures of USD435.5 million;

•	contribution to Usiminas, in connection with its capital increase process, totaling USD114.4 million; and

•	loans granted to Techgen totaling USD92.5 million; partially offset by

•	USD86.3 million decrease in other investments.

Financing activities

Net cash used in financing activities was $508.7 million in 2016, primarily attributable to the following:

•	net repayments of borrowings of $281.2 million in 2016; and

•	total dividend payments of $227.5 million ($176.7 million to the Company’s shareholders and $50.8 million to non-controlling interest).

Fiscal Year Ended December 31, 2015 compared to Fiscal Year Ended December 31, 2014

Overview

During 2015, Ternium’s primary source of funding was cash provided by operating activities and cash on hand. Cash and cash equivalents as of December 31, 2015 were USD151.5 million, a USD61.8 million decrease from USD213.3 million at the end of the previous year. The decrease was mainly attributable to net cash used in financing activities of USD809.6 million and net cash used in investing activities of USD572.1 million, partially offset by net cash provided by operating activities of USD1.3 billion.

In addition to cash and cash equivalents, as of December 31, 2015, we held other investments with maturity of more than three months for a total amount of USD237.2 million, increasing USD87.2 million compared to December 31, 2014.

Operating activities

Net cash provided by operating activities was USD1.3 billion in 2015, higher than the USD505.8 million recorded in 2014. Working capital decreased USD509.1 million in 2015 and increased USD551.0 million in 2014. The decrease in working capital during 2015 was the result of a USD349.7 million decrease in inventories, an aggregate USD125.7 million net decrease in trade and other receivables and an aggregate USD33.8 million net increase in accounts payable and other liabilities.

Inventories decreased as shown in the table below.

	Change in inventory Dec‘15 / Dec‘14
	(in millions of USD)
	Price	Volume	Total
Finished goods	(73.4)	(21.7)	(95.1)
Goods in process	(131.3)	(14.6)	(145.9)
Raw materials, supplies and allowances	(200.2)	91.5	(108.7)
Total	(404.9)	55.2	(349.7)

Investing activities

Net cash used in investing activities in 2015 was USD572.1 million, primarily attributable to the following:

•	capital expenditures of USD466.6 million;

•	USD85.9 million increase in other investments; and

•	Investment in, and loans granted to, Techgen totaling USD20.0 million.

Financing activities

Net cash used in financing activities was USD809.6 million in 2015, primarily attributable to the following:

•	net repayments of borrowings of USD557.1 million in 2015;

•	total dividend payments of USD209.4 million ($176.7 million to the Company’s shareholders and $32.7 million to non-controlling interest); and

•	a payment of USD74.0 million for the acquisition of the remaining minority stake in Ferrasa.

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

Financial Liabilities

Our financial liabilities consist of loans with financial institutions and some pre-accorded overdraft transactions. As of December 31, 2016, these facilities were mainly denominated in U.S. dollars (76.5% of total financial liabilities) and Argentine pesos (19.2% of total financial liabilities). Total financial debt (inclusive of principal and interest accrued thereon) decreased by USD302.4 million in the year, from USD1.5 billion as of December 31, 2015, to USD1.2 billion as of December 31, 2016, mainly due to the repayment of principal and interest on borrowings related to prior acquisitions and on short-term borrowings. As of December 2016, current borrowings were 67.4% of total borrowings, none of which corresponded to borrowings with related parties. Ternium’s nominal weighted-average interest rate for 2016 was 6.92%. This rate was calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of each instrument as of December 31, 2016.

The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

In thousands of U.S. dollars	2016	2015	2014
Bank borrowings (1)	1,218,635	1,521,023	2,164,819

Total borrowings	1,218,635	1,521,023	2,164,819

(1)	Net of debt issuance costs.

The weighted-average interest rates at December 31, 2016, 2015 and 2014 shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of those instruments at December 31, 2016, 2015 and 2014, respectively. Such rates do not include the effect of derivative financial instruments, nor fluctuations in the exchange rate between the instrument’s currencies and the U.S. dollar.

	2016	2015	2014

Bank borrowings	6.92%	3.37%	4.64%

The increase in the weighted-average interest rate as of December 31, 2016 compared to December 31, 2015 is mainly related to an increased weight of Argentine Peso denominated debt in total debt as of December 31, 2016.

As of December 31, 2016, the maturities of our financial liabilities were as follows:

In thousands of U.S. dollars	1 year	1 – 2	2 – 3	3 – 4	4 – 5	Over 5
At December 31, 2016	Or less	Years	Years	Years	Years	Years	Total
Borrowings (1)(2)	821,893	226,467	36,229	36,228	36,228	61,590	1,218,635

Total borrowings	821,893	226,467	36,229	36,228	36,228	61,590	1,218,635

(1)	Borrowings are bank borrowings with third parties. See “—Principal Sources of Funding—Financial Liabilities.”
(2)	Net of debt issuance costs.

For information on our derivative financial instruments, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk” and note 22 to our consolidated financial statements included elsewhere in this annual report.

Most Significant Borrowings

Our most significant borrowings as of December 31, 2016 were those incurred under Ternium México’s 2013 syndicated loan facility and under Tenigal’s syndicated loan facility, in order to finance the construction of its hot-dipped galvanizing mill in Pesquería, Mexico.

In Millions of U.S. dollars

			Original principal	Outstanding principal amount as of
Date	Borrower	Type	amount	December 31, 2016	Maturity
November 2013	Ternium México	Syndicated loan	800	360	November 2018
2012/2013	Tenigal	Syndicated loan	200	150	July 2022

The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). As of December 31, 2016, we were in compliance with all covenants under our loan agreements.

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

As of year-end 2016, the Company reported the following financial commitments, consisting of guarantees relating to its participation in the non-consolidated company Techgen:

• A corporate guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement. Proceeds from the syndicated loan were used by Techgen for the construction of a power plant. (For further information regarding Techgen’s power plant, see Item 4. “Organizational Structure—Other investments—Techgen.”) As of December 31, 2016, Ternium’s guarantee amounted to approximately USD384 million, based on a total loan amount of USD800 million. The main covenants under the corporate guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio). As of December 31, 2016, Techgen was in compliance with all of its covenants.

• A corporate guarantee covering 48% of the outstanding value of natural gas transportation capacity agreements entered into by Techgen with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC until the second half of 2036. Our exposure under the guarantee in connection with these agreements amounts to USD133.9 million, corresponding to 48% of the outstanding value of the agreements as of December 31, 2016.

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

The following table summarizes our contractual obligations at December 31, 2016, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
In millions of U.S. dollars	as of December 31, 2016
		Less than 1	1-3	3- – 5	After 5
Contractual Obligations	Total	Year	Years	Years	Years
Borrowings (1)	1,218.6	821.9	262.7	72.5	61.6
Estimated interest payments (2)	48.7	29.5	11.9	4.9	2.4
Purchase obligations (3)	262.4	99.6	50.0	25.3	87.5
Labor-related obligations (4)	310.8	26.2	40.8	43.3	200.5

Total Contractual Obligations	1,840.6	977.2	365.5	146.0	351.9

(1)	Borrowings are bank borrowings with third parties. See “—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”

(2)	In calculating estimated interest payments for our borrowings that bear interest at a floating rate, we use the variable rates in effect in the current interest period, and assume that such rate is fixed over the period(s) measured.

(3)	Purchase obligations include mainly oxygen, nitrogen, argon, electric power, steam, equipment and raw materials. For further information see note 24(ii) to our consolidated financial statements included elsewhere in this annual report.

(4)	Labor-related obligations include post-employment and other employee benefits, asset retirement obligations and termination benefits. For further information see note 21(i) and (ii) to our consolidated financial statements included elsewhere in this annual report.

G.	Recent Developments

Acquisition of CSA

On February 21, 2017, Ternium S.A. entered into a definitive agreement with tkAG to acquire a 100% ownership interest in thyssenkrupp Slab International B.V. and its wholly owned subsidiary CSA. In addition, tkAG will assign to Ternium an agreement to supply 2.0 million tons per year of slabs to thyssenkrupp’s former Calvert re-rolling facility in Alabama, United States. The price of the transaction was set using €1.5 billion as enterprise value and September 30, 2016 as a locked-box date, and is subject to agreed-upon adjustments at closing. The transaction, which will require antitrust clearance in several jurisdictions, including Brazil, Germany and the United States, and other conditions, is expected to close on or before September 30, 2017. Ternium intends to finance this acquisition entirely with debt.

In the calendar year 2016, the assets to be acquired pursuant to the agreement with tkAG had consolidated annual sales of €1.6 billion, shipments of 4.3 million tons and EBITDA of €256 million. CSA is a steel slab producer with a steelmaking facility located in the state of Rio de Janeiro, Brazil, and has an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant.

New galvanizing and pre-painting lines in Mexico

On March 1, 2017, Ternium announced its plan to build a hot-dip galvanizing line and a pre-painting line in its facility in Pesquería. The new lines will target Mexico’s household appliances, lighting and metal-mechanic industries in Mexico, strenghtening the Company’s import substitution strategy. Ternium’s new hot-dip galvanizing and pre-painting lines will have annual production capacity of 300,000 and 120,000 metric tons, respectively, and are expected to require a total investment of approximately USD260 million.

Annual Dividend Proposal

On February 21, 2017, the Company’s board of directors proposed that an annual dividend of USD0.10 per share (USD1.00 per ADS), or approximately USD196.3 million in the aggregate, be approved at the Company’s annual general shareholders’ meeting, which is scheduled to be held on May 3, 2017. If the annual dividend is approved, it will be paid on May 12, 2017.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

The Company’s articles of association provide for a board of directors consisting of a minimum of 5 members (when the shares of the Company are listed on a regulated market, as they currently are) and a maximum of 15. The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposition that are within its corporate purpose and are not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2016, the Company’s board of directors met eight times. A majority of the members of the board of directors in office present or represented at each board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

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

On January 9, 2006, Tenaris and a wholly owned subsidiary of San Faustin entered into a shareholders’ agreement, pursuant to which the San Faustin subsidiary is required to take all actions in its power to cause one of the members of the Company’s board of directors to be nominated by Tenaris and any directors nominated by Tenaris to be removed only pursuant to written instructions by Tenaris. Tenaris and the San Faustin subsidiary also agreed to cause any vacancies on the board of directors to be filled with new directors nominated by either Tenaris or the San Faustin subsidiary, as applicable. On April 27, 2007, the San Faustin subsidiary assigned all of its rights and obligations under the shareholders’ agreement to Techint. The shareholders’ agreement will remain in effect so long as each of the parties holds at least 5% of the shares of the Company or until it is terminated by either Tenaris or Techint pursuant to its terms. Carlos A. Condorelli was nominated by Tenaris and appointed as a director pursuant to this agreement.

Within the limits of applicable law, the board of directors of the Company may appoint any or all members of the board of directors as the Company’s attorney-in-fact, delegating to such director or directors any management powers to the extent the board of directors may deem appropriate. In addition, the board of directors may delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided that such delegation shall be subject to prior authorization by the general shareholders’ meeting. On May 4, 2016, following the requisite authorization at the general shareholders’ meeting, the board of directors delegated such day-to-day management and authority to Daniel Agustín Novegil. On May 4, 2016, the Company’s annual general shareholders’ meeting re-elected Ubaldo José Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Vincent Robert Gilles Decalf, Adrián Lajous Vargas, Daniel Agustín Novegil, Gianfelice Mario Rocca and Paolo Rocca as members of the board of directors to serve until the next annual shareholders’ meeting. The board of directors subsequently re-appointed Paolo Rocca as its chairman and Daniel Novegil as chief executive officer of the Company.

The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2016
Paolo Rocca (1)	Chairman	Chairman and CEO of Tenaris, director and vice president of San Faustin	12	64
Ubaldo José Aguirre	Director	Managing director of Aguirre y Gonzalez S.A.	11	68
Roberto Bonatti (1)	Director	President of San Faustin	12	67
Carlos Alberto Condorelli	Director	Director of Tenaris	11	65
Vincent Robert Gilles Decalf	Director	Director of Foyer International S.A.	1	54
Adrián Lajous Vargas	Director	President of Petrométrica, S.C.	11	73
Daniel Agustín Novegil	Director	CEO of the Company	12	64
Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin, director of Tenaris, president of Humanitas Group and president of the board of directors of Tenova	11	68

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

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

Ubaldo José Aguirre. Mr. Aguirre has served on the Board of Directors since 2006. He is a managing director of Aguirre y Gonzalez S.A., an Argentine financial services firm, and serves as chairman of the board of directors and as a member of the audit committee of Holcim Argentina S.A., a subsidiary of Lagarge Holcim Group, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A., an Argentine winery, and of Editorial Sur S.A. Since 2000, he is a member of the board of directors of AECOM Argentina S.A., the Argentine subsidiary of the U.S. corporation. He is a member of the Administrative Board of Universidad Católica Argentina. Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank, Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and as negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre is an Argentine citizen.

Roberto Bonatti. Mr. Bonatti has served as a director of the Company since 2005. Mr. Bonatti is a grandson of Agostino Rocca. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint Group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin and, since 2001, he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. He is also a member of the board of directors of Tenaris. Mr. Bonatti is an Italian citizen.

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

Vincent Robert Gilles Decalf. Mr. Decalf has served as a director of the Company since September 2015. He is also a member of the board of directors of the Luxembourg Stock Exchange (Bourse de Luxembourg) and the Luxembourg Institute for Directors and Managers (Institut Luxembourgeois des Administrateurs) as well as a non-executive director of Foyer International S.A. and other private Luxembourg companies. From 1989 to 2008, Mr. Decalf held various executive positions with Société Générale and has extensive experience in the financial industry. Mr. Decalf is a French citizen.

Adrián Lajous Vargas. Mr. Lajous has served as a director of the Company since 2006. Mr. Lajous currently serves as chairman of the Oxford Institute for Energy Studies, a fellow at the Center for Global Energy Policy at Columbia University, president of Petrométrica, S.C. and non-executive director of Trinity Industries Inc. and Técnicas Reunidas S.A. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Petróleos Mexicanos (Pemex) in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. In addition, he served as non-executive director of Schlumberger Ltd. between 2002 and 2014. Mr. Lajous is a Mexican citizen.

Daniel Agustín Novegil. Mr. Novegil has served as a director and chief executive officer of the Company since 2005. With almost 40 years of experience in the steelmaking industry, he was appointed managing director of Siderar in 1993 and was a member of the board of directors of Usiminas from 2013 until 2015. He is also member of the board of directors of the World Steel Association and former president of Alacero (Latin American steel association). Since 1999, he has been a member of the advisory board of the Sloan Masters Program at Stanford University. Mr. Novegil is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Tenaris, president of the Humanitas Group and president of the board of directors of Tenova S.p.A. In June 2014, he was elected president of Assolombarda, the largest territorial association of entrepreneurs in Italy and part of Confindustria (Italian employers’ organization). In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A., Brembo, Buzzi Unicem and Bocconi University. He is a member of the Advisory Board of Allianz Group, of the Aspen Institute Executive Committee, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.

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

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. Auditors are appointed by the general shareholders’ meeting, on the audit committee’s recommendation, through a resolution passed by a simple majority vote. Shareholders may determine the number and the term of office of the auditors at the ordinary general shareholders’ meeting, provided, however, that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the general shareholders’ meeting at any time, with or without cause. As part of their duties, the auditors report directly to the audit committee.

PwC Luxembourg, an independent registered public accounting firm, was appointed as the Company’s independent auditor for the fiscal year ended December 31, 2016, at the ordinary general shareholders’ meeting held on May 4, 2016.

Senior Management

The following table sets forth certain information concerning our senior management:

	Age at
Name	December 31, 2016	Position
Daniel Novegil	64	Chief Executive Officer; Director
Pablo Brizzio	46	Chief Financial Officer
Máximo Vedoya	46	Mexico Area Manager
Martín Berardi	59	Siderar Executive Vice President
Héctor Obeso	52	International Area Manager
Oscar Montero Martínez	56	Planning and Global Business Development General Director
Ricardo Miguel Alí	63	Engineering and Environment Director
Rodrigo Piña	44	Human Resources Director
Roberto Demidchuk	55	Chief Information Officer
Rubén Herrera	59	Quality and Product Director

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

Máximo Vedoya. Mr. Vedoya currently serves as our Mexico Area Manager. Since January 2012, he has been the executive vice president of Ternium Mexico. Prior to that, he served as chief executive officer of Ferrasa. He has held several other executive positions since joining the Techint group in 1992, such as director of Ternium Mexico’s international and steel purchase operations, commercial director and export manager of Sidor and commercial planning manager of Siderar. He was also director of Colombian metal-mechanic and shipbuilding chamber Fedemetal, and the Venezuelan association of the metallurgical and mining industry AIMM, and is currently vice president of Canacero, director of Alacero, vice president of the Nuevo León industrial chamber Caintra, vice president of the Mexican industrial chamber CONCAMIN and general counselor of the Mexican University of Monterrey (UDEM). Mr. Vedoya is an Argentine citizen.

Martín Berardi. Mr. Berardi currently serves as our Siderar Executive Vice President. He began his career with the Techint group in 1980 as a trainee in Propulsora Siderúrgica. He has held several positions within the Techint group including in Propulsora Siderúrgica, Siat S.A.I.C. and Siderca. He served as managing director of Siat (1992-1995), managing director of Tamsa (1995-2000), president and chief executive officer of Sidor (2000-2004) and became managing director of Siderar in October 2004, a position which he held until he assumed his present position at the Company. He was president of IVES (Venezuelan steel institute) (2002-2004), president of Mercofer (2006-2009), vice president of CAA (Argentine steel chamber) (2014-2015) and president of Alacero (2013-2015). He is currently president of CAA, vice president and a member of the board of directors of Alacero, and a member of the board of directors of ITBA (Buenos Aires Institute of Technology). Mr. Berardi is an Argentine citizen.

Héctor Obeso. Mr. Obeso currently serves as our International Area Manager. He assumed his current position in October 2012. Prior to that, he served as commercial manager of Ternium Mexico. Mr. Obeso has held several other executive positions since joining Ternium in 2007, such as quality manager of Siderar and industrial sales manager of Ternium Mexico. Mr. Obeso is a Mexican citizen.

Oscar Montero Martínez. Mr. Montero currently serves as our Planning and Global Business Development General Director. He began his career with the Techint group in 1984 as a commercial analyst in Siderar. Since then, he has held several positions within Siderar in the planning, commercial and procurement areas. In 1998, he assumed the position of strategic planning director of Sidor and in 2005 he assumed the position of planning and operations general director of the Company. Since 2017, he serves as planning and global business development general director of the Company. Mr. Montero is an Argentine citizen.

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

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received for the year 2016 a fee of USD85,000, and the chairman of the board of directors received an additional fee of USD295,000. The chairman of the audit committee received as additional compensation a fee of USD65,000, while the other members of the audit committee received an additional fee of USD55,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

The aggregate cash compensation received by senior management for the year 2016 amounted to USD12.5 million. In addition, senior management received, for the year 2015, 830,000 units for a total amount of USD1.8 million, in connection with the employee incentive retention program described in note 4 (n) (3) “Employee liabilities—Other compensation obligations” to our consolidated financial statements included elsewhere in this annual report.

There are no service contracts between any director and Ternium that provide for material benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to directors.

C.	Board Practices

See “—A. Directors and Senior Management.”

Audit Committee

On May 4, 2016, the Company’s board of directors re-appointed Ubaldo José Aguirre, Adrián Lajous Vargas and Vincent Robert Gilles Decalf, as members of its audit committee, with Mr. Aguirre to continue chairing that committee. All three members of the audit committee are independent directors as defined under the Company’s articles of association.

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

As of December 31, 2016, Ternium had 16,725 employees.

The following table shows the number of persons employed by Ternium and its fully consolidated subsidiaries, and excludes proportionally consolidated subsidiaries Consorcio Peña Colorada and Exiros:

	At December 31,
	2016	2015	2014
Mexico	9,241	9,182	9,266
Argentina	5,464	5,542	5,641
Colombia	1,484	1,467	1,440
Other	536	548	572

Total employees (1)	16,725	16,739	16,919

(1)	Does not include 2,451 employees of contractors who performed services at Ternium’s facilities at year-end 2016, 2,387 employees of contractors at year-end 2015 and 2,473 employees of contractors at year-end 2014.

Mexico

In Mexico, a majority of Ternium employees are unionized. Ternium’s unionized workers in Mexico are members of the Federación Nacional de Asociaciones Sindicales Autónomas (“FENASA”), the national federation of autonomous union associations, or the Federación Nacional de Sindicatos Independientes (“FNSI”), the national federation of independent unions. The unionized employees of Consorcio Peña Colorada are members of Sindicato de Trabajadores Mineros, Metalúrgicos y Similares de la República Mexicana (Union of Mexican Republic Mine, Metal and Similar Workers). The applicable collective bargaining agreements are negotiated every two years and salary adjustments are made on an annual basis. Despite some social and union conflicts, Ternium’s Mexican subsidiaries maintain good relations with their labor force in Mexico and have never experienced a strike or work stoppage related to labor conflicts.

Under Mexican law, companies are required to pay to their employees an annual benefit of 10% of their taxable income (profit- sharing program), calculated similarly to income tax. Under Mexican law, Ternium Mexico is required to pay social security and tax contributions as follows: the company’s social security contributions are equal to 20.4% of the minimum salary plus additional contributions of around 24% over the employees’ total salary (subject to a cap); Ternium Mexico must also withhold an additional percentage for social security contributions (equal to 2.8%) from salaries up to a certain cap.

Under Mexican labor laws, when an employee is dismissed without cause or for a cause that is challenged by the employee, an employee (other than trust employees and those with less than one year of service) may choose to demand to be reinstated in his or her employment or to be paid severance which is equal to three months salary, plus accrued benefits, such as vacations, thirteenth-month salary, and seniority bonus (“prima de antigüedad”) equal to 24 days of regional minimum salary per each year of service. In the former case, if the Conciliation and Arbitration Board determines that even though dismissal was not properly grounded but reinstatement is not possible, employer must pay a dismissed employee back wages accrued during trial, severance equal to three months’ salary, plus accrued benefits, such as vacations, thirteenth-month salary, seniority bonus (“prima de antigüedad”) equal to 24 days of regional minimum salary per each year of service and additional compensation equal to twenty days per each year of service.

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

Argentina

Most of Siderar’s employees are represented by the Unión Obrera Metalúrgica de la República Argentina (“UOM”), or the Argentine Metalworkers Union, and are covered by a collective agreement that includes all workers in the Argentine steel industry. The employees are also covered by certain complementary collective agreements between Siderar and the UOM that define specific issues related to each plant, such as working structures, performance-related compensation, productivity, production quantity and quality and Siderar’s results-related compensation. These agreements are subject to periodic modifications and are updated in relation to competitiveness, quality, safety and efficiency goals and to reflect inflation adjustments.

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

Under Argentine law, Siderar is required to pay an amount equal to up to 23% of its employees’ base salaries towards the social security system. Siderar must also withhold an additional percentage from salaries for contribution to such funds up to a certain amount. Part of those contributions finance a state-controlled pension system. There are no mandatory company-supported pension plans.

As part of the privatization process in 1992, 20% of Siderar’s shares were sold to former employees of the acquired state-owned company Somisa under the Programa de Propiedad Participada (the “Employee Stock Ownership Plan”). As of December 31, 2016, this participation decreased to 0.78% as a result of Siderar’s shares being sold in the market over time. For further information, see Item 4. “Information on the Company—C. Organizational Structure—Subsidiaries—Siderar.”

Under Argentine labor laws, when an employee is dismissed without cause, an employer must pay him or her severance equal to one month of the highest, monthly and regular salary per each year of service or fraction of more than three months, subject to certain floors and caps. In addition, Siderar implemented an unfunded benefit plan for certain senior officers. The plan is designed to provide certain benefits (in addition to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement.

Colombia

Most of Ferrasa’s employees are non-unionized workers. Since October 2012, two unions have been acting at Ferrasa’s Barranquilla unit: the Sindicato Unitario de los Trabajadores de la Industria de Materiales para Construcción (“SUTIMAC”) and the Sindicato de Trabajadores y Empleados de la Empresa de Compra-Venta y Producción de Artículos de Construcción y Ferretería en General (“SINALTRAFERRASA”).

Under Colombian labor laws, employers are required to pay their workers a monthly minimum wage, which is increased by the government on an annual basis in relation to the inflation rate in the country during the previous year. In addition, labor laws provide for the payment of transportation assistance and the supply of uniforms to those employees earning less than two minimum monthly salaries.

Under Colombian law, Ferrasa is required to pay an amount equal to 12.0% and to withhold an amount equal to 4.0% of an employee’s base salary as contributions to a state-controlled pension system. There are no mandatory company-supported pension plans. In addition, Ferrasa is required to pay an amount equal to 8.5% and to withhold an amount equal to 4.0% of an employee’s base salary as contributions to the health system. A cap of 25 minimum wages is applicable for calculating the contributions.

With regard to the so-called “parafiscales” taxes, Ferrasa must pay 4% of an employee’s base salary to the “Caja de Compensación Familiar”, which funds subsidize families.

In addition, if the employee’s base salary is above 10 minimum monthly and regular salaries, Ferrasa is required to pay amounts equal to 2% and 3% of said salary to SENA (a national workers training body) and to the “Instituto Colombiano de Bienestar Familiar” (Colombian welfare institute), respectively.

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

To our knowledge, the total number of shares of the Company (including in the form of ADSs) owned by our directors and executive officers as of March 31, 2017 was 836,560, which represents 0.04% of our issued and outstanding shares. The following table provides information regarding share ownership by our officers and directors.

Director or Officer	Number of Shares Held
Adrián Lajous	740,560
Martín Berardi	76,000
Rodrigo Piña	20,000
Total	836,560

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table shows the beneficial ownership of our securities (in the form of shares or ADSs) by the Company’s major shareholders (persons or entities that own beneficially 5% or more of the Company’s shares), non-affiliated public shareholders, the Company and the Company’s directors and senior management as a group.

The information below is based on the most recent information available to the Company.

Identity of Person or Group	Number	Percent
Techint Holdings S.à r.l. and subsidiaries (1)	1,243,433,112	62.02%
Tenaris (1)	229,713,194	11.46%
Ternium S.A.	41,666,666	2.08%
Directors and Senior Management as a group	836,560	0.04%
Public	489,093,910	24.40%
Total	2,004,743,442	100.00%

(1)	Each of Techint Holdings and Tenaris is controlled by San Faustin. RP STAK holds voting shares in San Faustin sufficient in number to control San Faustin (i.e. it has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin, including the election of directors and the approval of certain corporate transactions and other matters concerning San Faustin’s policies). No person or group of persons controls RP STAK.

As of March 31, 2017, 48,993,047 ADSs (representing 489,930,470 shares, or 24% of all outstanding shares of the Company) were registered in the name of two record holders resident in the United States, as informed by BNY Mellon, the Depositary for the ADS program.

The voting rights of our principal shareholders do not differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a later date result in a change of control of the Company.

B.	Related Party Transactions

Ternium is a party to several related party transactions as described in note 25 to our consolidated financial statements included elsewhere in this annual report. Material related party transactions, as defined in the Company’s articles of association, are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see Item 6. “Directors, Senior Management and Employees—C. Board Practices—Audit Committee.” Below is a description of relevant related party transactions.

Purchases of Raw Materials

In the ordinary course of business, Ternium buys raw materials and other production inputs from subsidiaries of Tenaris. These purchases are made on similar terms and conditions as those for purchases made by the Ternium companies from unrelated third parties. These transactions include:

•	purchase of ferrous scrap and other raw material, which amounted to USD14.1 million in 2016, USD19.6 million in 2015 and USD27.8 million in 2014; and

•	purchase of steam and operational services from the Argentine electric power generating facility of Siderca for Siderar in San Nicolás. These purchases amounted to USD11.6 million in 2016, USD9.5 million in 2015 and USD2.0 million in 2014.

Purchases of Steel Products

In the ordinary course of business, Ternium buys steel products from Usiminas and its subsidiaries. Purchases amounted to USD37.4 million in 2016, USD64.2 million in 2015 and USD58.3 million in 2014. These purchases are made on similar terms and conditions to those purchases made by the Ternium companies from unrelated third parties.

Sales of Steel Products and Raw Materials

In the ordinary course of business, Ternium sells steel products and raw materials to subsidiaries of Tenaris. These transactions include:

•	sales of round steel bars done under a long-term agreement to Tenaris’ facilities in Mexico, which amounted to USD9.4 million in 2016, USD45.5 million in 2015 and USD170.4 million in 2014;

•	sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to USD18.3 million in 2016, USD47.4 million in 2015 and USD49.7 million in 2014; and

•	sales of metal building components for a new rolling mill, which amounted to USD7.0 thousand in 2016, USD0.7 million in 2015 and USD2.9 million in 2014.

In addition, Ternium sold metal building components and long steel products to Techint, a company controlled by San Faustin, which amounted to USD1.8 million in 2016, USD10.0 million in 2015 and USD1.9 million in 2014.

All these sales are made on similar terms and conditions as those for sales made by Ternium to unrelated third parties.

Supply of Natural Gas

Ternium Mexico has natural gas supply agreements with GIMSA, a natural gas distributor and a company in which Ternium Mexico holds 23.44% equity participation. GIMSA sales to Ternium Mexico amounted to USD100.7 million in 2016, USD99.6 million in 2015 and USD141.8 million in 2014.

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

Tecpetrol supplies natural gas at prices and on terms and conditions that are equivalent to those charged by Siderar’s other suppliers of natural gas. Tecpetrol’s sales to Siderar amounted to USD0.5 million in 2016, USD2.6 million in 2015 and USD0.4 million in 2014.

TGN charges Siderar a price to transport its natural gas supplies that is equivalent, on a comparable basis, to prices paid by other industrial users. The Argentine government regulates the framework under which TGN operates and prices its services. TGN’s sales to Siderar amounted to USD3.1 million in 2016, USD1.3 million in 2015 and USD1.0 million in 2014.

Litoral Gas distributes gas to Siderar’s northern plants. The Argentine government regulates the framework under which Litoral Gas operates and establishes a maximum price for its distribution service. Litoral Gas’ sales to Ternium totaled USD1.5 million in 2016, USD1.5 million in 2015 and USD1.6 million in 2014.

Energy Consulting Services provides Siderar with natural gas at market prices. Energy Consulting Services sales amounted to USD15.0 million in 2016, USD14.7 million in 2015 and USD11.5 million in 2014.

Supply of Electric Energy

Techgen, which is owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris, operates an electric power plant in Pesquería, Mexico. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity. Beginning in December 2016, Techgen became fully operational and started producing energy. For the year ended December 31, 2016, sales by Techgen of electric energy to Ternium Mexico and Tenigal amounted to USD6.5 million.

Provision of Engineering and Labor Services

Ternium contracts with certain companies controlled by San Faustin specialized in supplying engineering services, construction services, labor and supervision services, for civil and electromechanical works, and cleaning, general maintenance and handling of by-products services. Fees accrued for these services amounted to USD120.2 million in 2016, USD120.0 million in 2015 and USD123.4 million in 2014.

Sales and Purchases of Other Products and Services

Ternium enters into other transactions with companies controlled by San Faustin from time to time. The most important ones include:

•	purchases of plant equipment and spare parts, and technical assistance from Tenova S.p.A. and from other related companies, which amounted to USD18.6 million in 2016, USD5.1 million in 2015 and USD5.6 million in 2014; and

•	purchases of steel products from Tenaris’ subsidiaries, which amounted to USD0.7 million in 2016, USD0.8 million in 2015 and USD1.9 million in 2014.

Administrative Services

Finma S.A., Arhsa S.A. and Techinst S.A., a group of companies controlled by San Faustin in which the Company has a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provide administrative and legal support services to San Faustin’s affiliates in Argentina, including Argentine affiliates of Ternium. Fees accrued for these services amounted to USD10.0 million in 2016, USD11.9 million in 2015 and USD11.3 million in 2014.

Loans to Related Parties

The Company financed Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen, which generated interest gains in favor of Ternium in an amount of USD3.5 million in 2016 and USD1.0 million in 2014. Outstanding loans to Techgen as of December 31, 2016, amounted to USD3.5 million. For more information on the Techgen investment, see Item 4. “Organizational Structure—Other investments—Techgen.”

Other Income from Related Parties

Ternium sold software systems and provided technical assistance to Usiminas in an amount of USD3.2 million in 2014.

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

See Item 18 and pages F-1 through F- 74 for our consolidated financial statements.

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

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the first instance court decision to the Sao Paulo court of appeals. On February 8, 2017, the court of appeals upheld the ruling of the first instance court, holding that the Company and the other defendants did not have the obligation to launch a tender offer. CSN has already filed a motion for clarification and may still appeal to the Superior Court of Justice or the Federal Supreme Court.

Separately, on November 10, 2014, CSN filed a complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. In this complaint, CSN sought to reverse a February 2012 decision by the CVM, which had determined that the above-mentioned acquisition did not trigger any tender offer requirement. On December 2, 2016, CVM rendered its decision on this complaint, reaffirming its previous decision from 2012 and rejecting all the new allegations presented by CSN.

In addition, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Conselho Administrativo de Defesa Econômica (CADE). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review was completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and, on May 19, 2015, CADE formally closed the file.

Ternium believes that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, the decisions issued by CVM in February 2012 and December 2016, and the first and second instance courts decisions referred to above. Accordingly, no provision was recorded in our consolidated financial statements.

Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the CVM determined that Ternium’s acquisition of 51.4 million ordinary shares of Usiminas, completed on October 30, 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter. On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in the first half of 2017. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

Tax matters relating to Siderar

On June 28, 2016, Siderar was notified of a tax assessment by AFIP for allegedly omitted taxes in its capacity as substitute obligor for the personal assets tax for 2008, 2009 and 2010 over the investment held by its shareholder Ternium España S.L.U. In its assessment, AFIP challenged the availability of the benefits contemplated under the double taxation treaty between Argentina and Spain then in effect and ordered Siderar to pay taxes for approximately USD15.9 million as of such date. On August 4, 2016, Siderar appealed AFIP’s assessment before the National Tax Court.

In March 2017, Ternium decided to include this tax assessment in an official fiscal plan; as a result, part of the related interest and the whole amount in connection with fines was condoned. The total payment, which also includes the principal and interest for the fiscal periods 2011 and 2012, amounted to USD12.8 million, extinguishing all the liabilities related to this tax claim.

Tax matters relating to Ternium México

In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 52.2 million, including interest and fines.

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

The following table shows the dividends approved by the Company’s shareholders since its incorporation:

Shareholders’ meeting date	Approved dividend			Dividend payment date
	Amount (USD million)	Per share (USD)	Per ADS (USD)
June 6, 2007	100.2	0.050	0.50	June 12, 2007
June 4, 2008	100.2	0.050	0.50	June 12, 2008
June 3, 2009	—	—	—	n/a
June 2, 2010	100.2	0.050	0.50	June 10, 2010
June 1, 2011	150.4	0.075	0.75	June 9, 2011
May 2, 2012	150.4	0.075	0.75	May 10, 2012
May 2, 2013	130.3	0.065	0.65	May 10, 2013
May 7, 2014	150.4	0.075	0.75	May 16, 2014
May 6, 2015	180.4	0.090	0.90	May 15, 2015
May 4, 2016	180.4	0.090	0.90	May 13, 2016

In addition, Ternium’s board of directors proposed that an annual dividend of USD0.100 per share (USD1.00 per ADS), or approximately USD200.5 million in the aggregate (including the shares held by the Company), be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 3, 2017. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 12, 2017.

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

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2016. The legal reserve is not available for distribution.

B.	Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details

The Company’s ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “TX.” Trading on the NYSE began on February 1, 2006. As of March 31, 2017, a total of 2,004,743,442 shares were registered in the Company’s shareholder register.

As of March 31, 2017, a total of 489,930,470 shares were registered on behalf of BNY Nominees Limited, related to the Company’s ADR program. On March 31, 2017, the closing price for the Company’s ADSs reported by the NYSE was USD26.12.

New York Stock Exchange

As of March 31, 2017, a total of 48,993,047 ADSs were registered of record. Each ADS represents 10 shares of the Company’s share capital. BNY Mellon acts as the Company’s depositary for issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the high and low daily quoted prices for the Company’s shares, in the form of ADSs, as reported by the NYSE.

	Price per ADS
Five Most Recent Full Financial Years	High	Low
2012	24.86	17.63
2013	31.30	19.21
2014	32.24	16.22
2015	21.70	11.71
2016	26.73	10.56

	Price per ADS
Full Financial Quarters since 2015	High	Low
First quarter 2015	18.83	15.85
Second quarter 2015	21.70	17.31
Third quarter 2015	17.27	11.71
Fourth quarter 2015	16.42	12.05
First quarter 2016	18.27	10.56
Second quarter 2016	20.57	16.25
Third quarter 2016	23.40	18.58
Fourth quarter 2016	26.73	18.94
First quarter 2017	27.41	22.43

	Price per ADS
Last Six Months	High	Low
October 2016	24.00	18.94
November 2016	26.22	21.71
December 2016	26.73	23.27
January 2017	25.02	22.52
February 2017	26.52	22.43
March, 2017	27.41	25.68

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The Company is a public limited liability company (société anonyme) organized under the laws of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B98 668 in the Registre du Commerce et des Sociétés of Luxembourg.

The Company’s authorized share capital is fixed by the Company’s articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. The validity period of the Company’s authorized share capital and the related authorization will expire (unless renewed) on May 6, 2020. As of March 31, 2017, there were 2,004,743,442 shares issued. All issued shares are fully paid.

The Company’s articles of association authorize the board of directors, or any delegate(s) duly appointed by the board of directors, to issue shares within the limits of its authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves, at such times and on such terms and conditions as the board of directors or its delegates may determine. The validity period of such authorization will expire (unless renewed) on May 6, 2020.

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

Under Article 21 of the articles of association, the Company’s board of directors has the power to distribute interim dividends in accordance with the conditions that apply to commercial companies set forth in particular in article 72-2 of the Luxembourg Companies Law.

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2016. The legal reserve is not available for distribution.

Voting Rights; Shareholders’ Meetings; Election of Directors

Each share entitles the holder to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law and the Company’s articles of association. Notices of such meetings must be published twice, at least at eight-day intervals, the second notice appearing at least eight days prior to the meeting, in the Luxembourg Recueil éléctronique des sociétés et associations and in a Luxembourg newspaper. In case the Company’s shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also be published in accordance with the publicity requirements of such regulated market. No attendance quorum is required at ordinary general shareholders’ meetings and resolutions are adopted by a simple majority vote of the shares present or represented and voted at the meeting. An extraordinary general shareholders’ meeting must have a quorum of at least 50% of the issued and outstanding shares. If a quorum is not reached, such meeting may be reconvened at a later date with no quorum requirements by means of the appropriate notification procedures provided for by Luxembourg company law. In both cases, Luxembourg company law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting be adopted by a two-thirds majority vote of the shares present or represented at the meeting and voted. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at ordinary general shareholders’ meetings. Cumulative voting is not permitted. As the Company’s articles of association do not provide for staggered terms, directors are elected for a maximum of one year and may be reappointed or removed at any time, with or without cause, by resolution passed by a simple majority vote of the shares present or represented at the meeting and voted. In the case of a vacancy occurring on the board of directors, the remaining directors shall have the right to temporarily fill such vacancy by the affirmative vote of a majority of the remaining directors. The term of a temporary director elected to fill a vacancy shall expire at the end of the term of office of the replaced director; provided, however, that the next shareholders’ meeting shall be called upon to proceed with the definitive election of any temporary member of the board of directors so elected.

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

Any shareholder who holds one or more shares of the Company on the fifth calendar day preceding a general shareholders’ meeting (the “Record Date”) shall be admitted to such general shareholders’ meeting. Those shareholders who have sold their shares between the Record Date and the date of the general shareholders’ meeting may not attend or be represented at the meeting.

In the case of shares held through fungible securities accounts, each shareholder may exercise all rights attached to his shares and, in particular, may participate in and vote at shareholders’ meetings of the Company upon presentation of a certificate issued by the financial institution or professional depositary holding the shares, evidencing such deposit and certifying the number of shares recorded in the relevant account on the Record Date. Such certificate must be filed at least five days before the meeting with the Company at its registered address or at the address stated in the convening notice or, in case the shares of the Company are listed on a regulated market, with an agent of the Company located in the country of the listing and designated in the convening notice. In case any such holder wishes to vote by proxy, the holder shall have to present a completed proxy form together with the certificate previously referred to, by the same date and time and at the same addresses.

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

Access to Corporate Records

Luxembourg law and the Company’s articles of association do not generally provide for shareholder access to corporate records. Shareholders may inspect the annual accounts and auditors’ reports at the Company’s registered office during the 15-day period prior to a general shareholders’ meeting.

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

Mexico

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

Argentina

From 2002 through the end of 2015, the Argentine government maintained a “dirty” flotation of the Argentine peso / U.S. dollar exchange rate through frequent interventions in the market. Since December 2015, following a devaluation of the Argentine peso against the U.S. dollar of approximately 34%, the current administration has been endorsing a floating rate environment with limited government intervention. Argentina often experiences high exchange rate volatility. Between 2011 and the end of its term in December 2015, the former administration imposed several formal and informal foreign exchange restrictions affecting the free flow of capital, particularly on payments of dividends, imports of goods and services and royalties. These restrictions changed frequently, driven mainly by the intention of that administration to control the volatility of the Argentine peso/U.S. dollar exchange rate and to try to impede the flight of capital from Argentina. These informal controls on foreign exchange transactions ended soon after the current administration took office in December 2015, and the formal controls have been gradually relaxed until being almost completely lifted by January 2017. There are currently no amount limits for the purchase of foreign currency by Argentine residents (individuals or legal entities) for investment purposes, either locally or abroad. The only remaining requirements for the purchase of foreign currency to make payments of imports of goods and services, royalties, dividends and foreign financial debt entail compliance with certain Central Bank information systems on foreign indebtedness and direct investments. Repatriation of foreign currency collected by Argentine residents abroad and conversion thereof into Argentine pesos currently only applies to proceeds from exports of goods, and the repatriation timeframe has been increased to 10 years from the shipment date irrespective of whether the export is made to affiliated or unaffiliated companies. Argentine residents are no longer required to repatriate the proceeds from exports of services. For additional information regarding factors affecting the Argentine economy, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina.”

There can be no assurance that foreign exchange and capital controls will not be reestablished in the future by the Argentine government, or that additional restrictions of that kind will not be imposed, which could expose Ternium to the risk of losses arising from fluctuations in the exchange rate, or affect Ternium’s ability to finance its investments and operations in Argentina, or impair Ternium’s ability to convert and transfer outside Argentina funds generated by Siderar, for example, to fund the payment of dividends or to undertake investments and other activities that require offshore payments.

Colombia

Under Colombian foreign exchange regulations, payments in foreign currency related to certain foreign exchange transactions must be conducted through the commercial exchange market, by means of an authorized financial intermediary, and the payment must be declared to the Colombian Central Bank. This mechanism applies to payments in connection with, among others, imports and exports of goods, foreign loans and related financing costs, investment of foreign capital and the remittances of profits thereon, investment in foreign securities and assets and endorsements and guarantees in foreign currency. Transactions through the commercial exchange market are made at market rates freely negotiated with the authorized intermediaries.

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

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) and municipal business tax (impôt commercial communal) on its worldwide income from Luxembourg or foreign sources. For the purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders.” A “non-Luxembourg Holder” means any investor in ADSs of the Company other than a Luxembourg Holder.

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

Tax regime applicable to realized capital gains

Luxembourg Holders

Luxembourg resident individual holders

Capital gains realized by Luxembourg resident individuals who do not hold their ADSs as part of a commercial or industrial business will only be taxable (at a progressive rate) if they are realized on a sale of ADSs that takes place within the first six months following their acquisition. After the six-month period, capital gains are not taxed unless the resident individual holds more than 10% of the share capital of the Company.

If such ADSs are held as part of a commercial or industrial business, capital gains would be taxable in the same manner as income from such business.

Capital gains realized by Luxembourg resident individuals holding (alone or together with the resident’s spouse and underage children) directly or indirectly more than 10% of the capital of the Company1 at any time during the five years prior to the sale, will be taxable at half of the individual’s applicable global tax rate (as determined progressively), if a holding period of six months following their acquisition elapsed. Within the six-month period, standard rates apply.

1 Or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and the former holder held at least 10% in the capital of the company at any moment during said five years.

Luxembourg resident corporate holders

Capital gains realized upon the disposal of ADSs by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) for a corporate holder established in Luxembourg City is 27.08% for the fiscal year ending 2017. An exemption from such taxes may be available to the Luxembourg resident corporate holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

Non-Luxembourg Holders

An individual who is a non-Luxembourg Holder of ADSs (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such ADSs if such non-Luxembourg holder has (alone or together with his or her spouse and underage children) directly or indirectly held more than 10% of the capital of the Company at any time during the past five years, and either (i) such non-Luxembourg holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of ADSs occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty.

A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which ADSs are attributable, will bear Luxembourg corporate income tax and municipal business tax on a gain realized on a disposal of such ADSs as set forth above for a Luxembourg corporate holder. However, gains realized on the sale of the ADSs may benefit from the full exemption provided for by Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with Article 166 of the Luxembourg Income Tax Law subject in each case to fulfillment of the conditions set out therein.

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

Nevertheless, no withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the European Union Council Directive of November 30, 2011 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (2011/96/UE) as amended, (subject to the general anti-abuse rule provided for by Council Directive 2015/121/EU as implemented into Luxembourg law), (iii) a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, (iv) a corporation or company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, (v) an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a double tax treaty with Luxembourg and (vi) a Luxembourg permanent establishment of one of the above-mentioned categories, provided each time that at the date of payment, the holder holds or commits to hold directly (or through a vehicle regarded as tax transparent from a Luxembourg tax perspective), during an uninterrupted period of at least twelve months, ADSs representing at least 10% of the share capital of the Company or acquired for an acquisition price of at least EUR1,200,000.

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

Where a holder of ADSs is a resident of Luxembourg for tax purposes at the time of his death, the ADSs are included in his taxable estate for inheritance tax or estate tax purposes.

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

We have appointed BNY Mellon to act as depositary for our ADSs. During the time the deposit agreement remains in force, we will furnish the depositary with:

•	our annual reports, and

•	summaries of all notices of general meetings of shareholders and other reports and communications that are made generally available to our shareholders.

The depositary will, as provided in the deposit agreement, if we so request, arrange for the mailing of summaries in English of the reports and communications to all record holders of our ADSs. Any record holder of ADSs may read the reports, notices, or summaries thereof, and communications at the depositary’s office located at 101 Barclay Street, 22W, New York, NY 10286.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The multinational nature of our transactions, operations and customer base expose us to the risk of changes in interest rates, foreign currency exchange rates and commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate market risk and interest rate costs. We do not use derivative financial instruments for other purposes. In addition, in the ordinary course of business we also face risks with respect to financial instruments that are either non-financial or non-quantifiable. Such risks principally include country risk and credit risk and are not presented in the following analysis. For additional information about our financial risk management, see note 28 to our consolidated financial statements included elsewhere in this annual report.

The following tables provide a breakdown of Ternium’s debt instruments as of December 31, 2016, by type of interest rate fixing mechanism and year of maturity. The following information should be read together with note 28 “Financial Risk Management” to our consolidated financial statements included elsewhere in this annual report.

At December 31, 2016	Expected maturity in the year ending December 31,
In thousands of US dollars	2017	2018	2019	2020	2021	Thereafter	Total
Non-current Debt
Fixed Rate		-	-	-	-	-	-
Floating Rate		226,467	36,229	36,228	36,228	61,590	396,742

Current Debt
Fixed Rate	404,926	-	-	-	-	-	404,926
Floating Rate	416,967	-	-	-	-	-	416,967

Total (1) (2)	821,893	226,467	36,229	36,228	36,228	61,590	1,218,635

(1)	Borrowings are primarily bank borrowings with third parties. See Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”

(2)	As the majority of borrowings is subject to floating rates that approximate market rates, with contractual repricing that occurs every one, three or six months, the fair value of each borrowing approximates its carrying amount and is not disclosed separately.

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow. The weighted average interest rate of Ternium’s debt was 6.92% at December 31, 2016. This figure incorporates instruments denominated mainly in U.S. dollars and Argentine pesos, does not include the effect of derivative financial instruments and was calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments as of December 31, 2016.

Total Debt by Currency as of December 31, 2016

In thousands of U.S. dollars
USD	932,661
ARP	234,576
COP	42,683
Other	8,715

Total	1,218,635

Interest Rate Exposure Risk

Interest rate movements create a degree of risk by affecting the amount of Ternium’s interest payments and the value of Ternium’s floating-rate debt. Ternium has long-term borrowings at floating rates. The interest rates on USD75.0 million of this debt is fixed through swaps, as described below. Ternium’s total floating interest rate debt amounted to USD813.7 million (67% of total borrowings) for the year ended December 31, 2016.

Interest Rate Derivative Contracts

During 2012 and 2013, Tenigal entered into several interest rate forward starting swap agreements that fix the interest rate to be paid over an aggregate amount of USD100 million, at an average rate of 1.92%. These agreements became effective in July 2014, will terminate on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2016, the after-tax cash flow hedge reserve related to these agreements amounted to positive USD0.1 million.

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

Ternium’s policy is to minimize the impact of fluctuations in the value of positions in currencies other than U.S. dollar with respect to the U.S. dollar, with the exception of the currencies of countries where it has operations in Latin America, in which Ternium may, from time to time, choose not to hedge operational short exposures to such currencies. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting operational positions or by using financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate could limit the extent to which the Company can implement its hedging policy.

Ternium has foreign operations whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have functional currencies other than the U.S. dollar may, at times, distort the results of our hedging efforts as reported under IFRS.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2016. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million exposure to	Functional Currency
	USD	ARP
U.S. dollar (USD)	(n/a)	(61)
EU euro (EUR)	10	(4)
Argentine peso (ARP)	(0)	(n/a)
Mexican peso (MXN)	(526)	—
Colombian peso (COP)	(11)	—
Other currencies	(0)	(4)

The cumulative devaluation of the Argentine peso against the U.S. dollar during 2016 was 17.9%. The devaluation generated a negative effect of USD140 million, included as currency translation adjustment in other comprehensive income in connection with the valuation of Ternium’s Argentine subsidiaries’ equities (mainly Siderar), and a loss of USD21 million, included as net foreign exchange results in the income statement. We estimate that for each 1% depreciation of the Argentine peso against the U.S. dollar, we would have incurred a pre-tax loss of USD0.7 million for the year 2016, and a pre-tax loss of USD0.5 million for the year 2015, as a result of net foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly trade receivables, trade payables and other liabilities. This effect would have been offset by the change in the currency translation adjustment recorded in equity.

We estimate that for each 1% depreciation of the Mexican peso against the U.S. dollar, we would have incurred a pre-tax gain of USD 5.5 million and USD 3.8 million for the years 2016 and 2015, respectively, and for each 1% depreciation of the Colombian peso against the U.S. dollar, it would have incurred a pre-tax gain of USD 0.1 million and no effects for the years 2016 and 2015, respectively.

We estimate that for each 1% simultaneous depreciation of the Argentine peso, Mexican peso and Colombian peso against the U.S. dollar with all other variables held constant, total pre-tax income for 2016 would have been USD 4.9 million higher (USD 3.3 million higher for 2015), as a result of net foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly trade receivables, trade payables, borrowings and other liabilities. Considering the same variation of the currencies against the U.S. dollar of all net investments in non-U.S. dollar operations in 2016 (which amounted to USD1.1 billion as of December 31, 2016), the currency translation adjustment included in total equity would have been USD10.4 million lower (USD 10.1 million lower as of December 31, 2015), arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real. For further information on the impact of currency translation adjustments on Usiminas, see Item 5. “Operating and Financial Review and Prospects—Overview.”

Foreign Exchange Derivative Contracts

During 2014, 2015 and 2016, Prosid Investments entered into several non-deliverable forward agreements to reduce the interest rate cost of Siderar’s debt denominated in Argentine pesos. As of December 31, 2016, the notional amount on these agreements amounted to USD235.4 million and the net fair value resulting from these agreements was a positive USD0.3 million.

In addition, during the second half of 2015, Siderar entered into domestic future contracts and non-deliverable forward agreements to cover its exposure to due trade payables in U.S. dollars. As of December 31, 2016, there were no outstanding notional amounts on domestic future contracts or non-deliverable forward agreements in the local market.

Furthermore, during 2014, 2015 and 2016, Ferrasa entered into non-deliverable forward agreements to manage the exposure of certain trade receivables denominated in Colombian pesos. As of December 31, 2016, there are no outstanding notional amounts on these agreements.

Commodities Exposure Risk

In the ordinary course of its operations, Ternium’s subsidiaries purchase raw materials, such as iron ore and coal, slabs, and other commodities, including electricity and natural gas. Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. During 2014, 2015 and 2016, Ternium did not hedge any commodity position.

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

Fees payable by the Depositary to the Company

Fees incurred in 2016. In 2016, Ternium received no fees or other direct or indirect payment from the Depositary in connection with the deposited securities.

Fees to be paid in the future. Upon any listing of the Company’s shares in a non-U.S. stock exchange allowing for cross-border activity, the Depositary has agreed to reimburse the Company for expenses incurred related to the administration and maintenance of the ADS program, including investor relations expenses, annual NYSE listing fees and other program-related expenses. There are limits on the amount of expenses for which the Depositary will reimburse the Company. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs. The Company does not expect to receive any reimbursement from the Depositary in the near future.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2016). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

Based on this assessment, management has concluded that Ternium’s internal control over financial reporting, as of December 31, 2016, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The effectiveness of Ternium’s internal control over financial reporting as of December 31, 2016 has been audited by PwC Luxembourg, as stated in their report included herein. See “Attestation Report of Registered Public Accounting Firm.”

Attestation Report of Registered Public Accounting Firm

See page F-1 of the audited consolidated financial statements included elsewhere in this annual report.

Change in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company’s board of directors determined that none of the independent members of the audit committee meets the attributes defined in Item 16A of Form 20-F for “audit committee financial experts”. We do not have an audit committee financial expert because we have concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time as it deems necessary, may engage persons that meet all of the attributes of an “audit committee financial expert” as consultants.

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

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2016, PwC Luxembourg served as the principal external auditor for the Company. Fees paid to PwC Luxembourg and other PwC member firms in 2016 and 2015 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2016	2015

Audit fees	2,869	3,535
Audit-related fees	99	114
Tax fees	251	217
All other fees	166	22

Total	3,385	3,888

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

All Other Fees

Fees disclosed in the table above under “All other fees” consisted primarily of fees paid for consulting services provided in connection with the review of human resources and cost related processes, and the implementation of human resources related systems.

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

During 2016, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 6, 2015, the Company’s annual general shareholders’ meeting granted an authorization to the Company and to the Company’s subsidiaries to purchase, acquire or receive, from time to time, shares of the Company, including shares represented by ADRs (collectively, “Securities”), on the following terms and conditions:

•	The maximum number of Securities acquired pursuant to this authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the Securities are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market. The number of Securities acquired as a block may amount to the maximum permitted amount of purchases.

•	The purchases, acquisitions or receipts of Securities may be made in one or more transactions as the Board of Directors of the Company or the board of directors or other governing body of the relevant entity, as applicable, considers advisable.

•	The purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s ADRs on the New York Stock Exchange during the five trading days in which transactions in the ADRs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADRs are purchased. In the case of purchases of Securities other than in the form of ADRs, the maximum and minimum per Security purchase prices shall be equal to the prices that would have applied in case of an ADR purchase pursuant to the formula above divided by the number of underlying shares represented by an ADR at the time of the relevant purchase. Such maximum and minimum purchase prices shall also apply to over-the-counter or off-market transactions. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorization (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled.

•	The above maximum and minimum purchase prices shall, in the event of a change in the par value of the Securities, a capital increase by means of a capitalization of reserves, a distribution of Securities under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity, be adapted automatically, so that the impact of any such transaction on the value of the Securities shall be reflected.

•	The acquisitions of Securities may not have the effect of reducing the Company’s net assets below the sum of the Company’s share capital plus its undistributable reserves.

•	Only fully paid-up Securities may be acquired pursuant to this authorization.

•	The acquisitions of Securities may be carried out for any purpose, as may be permitted under applicable laws and regulations, including, without limitation, to reduce the share capital of the Company, to offer such Securities to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to the Company’s or the Company’s subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments.

•	The acquisitions of Securities may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the Securities are traded, through public offers to all shareholders of the Company to buy Securities, through the use of derivative financial instruments or option strategies, or in over-the-counter or off-market transactions or in any other manner.

•	The acquisitions of Securities may be carried out at any time and from time to time during the duration of the authorization, including during a tender offer period, as may be permitted under applicable laws and regulations.

•	The authorization granted to acquire Securities shall be valid for such maximum period as may be provided for under applicable Luxembourg law as in effect from time to time (such maximum period being, as of to date, five years).

•	The acquisitions of Securities shall be made at such times and on such other terms and conditions as may be determined by the Board of Directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that any such purchase shall comply with Article 49-2 et seq. of the Luxembourg Companies Law (or any successor law) and, in the case of acquisitions of Securities made through a stock exchange in which such Securities are traded, with any applicable laws and regulations of such market.

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

In addition, NYSE-listed companies are required to provide a method for interested parties to communicate directly with the non-management directors as a group. While we do not have such a method, we have set up a compliance line for investors and other interested parties to communicate their concerns to members of our audit committee (who, as already stated, are independent).

Audit Committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act. Our articles of association currently require us to have an audit committee composed of three members, of whom at least two must be independent (as defined in our articles of association) and our audit committee complies with such requirements. In accordance with NYSE standards, we have an audit committee entirely composed of independent directors.

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

Standards for Evaluating Director Independence

Under NYSE standards, the board is required, on a case-by-case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor our articles of association require the board to express such an opinion. In addition, the definition of “independent” under the rules of the NYSE differs in some non-material respects from the definition contained in our articles of association.

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

Item 18. Financial Statements

See pages F-1 through F-74 of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of May 6, 2015*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***

4.3	Amended and Restated Shareholders Agreement, dated January 16, 2012, between Caixa dos Empregados da Usiminas, Confab Industrial S.A., Metal One Corporation, Mitsubishi Corporation do Brasil, S.A., Nippon Steel Corporation, Nippon Usiminas Co., Ltd., Prosid Investments S.C.A., Siderar S.A.I.C., and Ternium Investments S.àr.l.****

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 1, 2015 (File No. 001-32734 15904430).

**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

***	Incorporated by reference to the Registration Statement on Form F-1, filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on April 25, 2012 (File No. 001-32734 12780429).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TERNIUM S.A.

/s/ Pablo Brizzio
Name:	Pablo Brizzio
Title:	Chief Financial Officer

Date: April 28, 2017

TERNIUM S.A.

Consolidated Financial Statements

as of December 31, 2016 and 2015 and

for the years ended on December 31, 2016, 2015 and 2014

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (All amounts in USD thousands)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Ternium S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at 31 December 2016 and 31 December 2015, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers, Société coopérative	Luxembourg, 28 April 2017
Represented by

Marc Minet

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg

T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014
(All amounts in USD thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2016	2015	2014

Net sales	5	7,223,975	7,877,449	8,726,057
Cost of sales	6	(5,384,390)	(6,477,272)	(6,925,169)

Gross profit		1,839,585	1,400,177	1,800,888

Selling, general and administrative expenses	7	(687,942)	(770,292)	(816,478)
Other operating income (expenses), net	9	(9,925)	9,454	71,751

Operating income		1,141,718	639,339	1,056,161

Finance expense	10	(89,971)	(89,489)	(117,866)
Finance income	10	14,129	7,981	7,685
Other financial income (expenses), net	10	37,957	(17,922)	40,731
Equity in earnings (losses) of non-consolidated companies	3 & 14	14,624	(272,810)	(751,787)

Profit before income tax expense		1,118,457	267,099	234,924

Income tax expense	11	(411,528)	(207,320)	(339,105)

Profit (Loss) for the year		706,929	59,779	(104,181)

Attributable to:

Owners of the parent		595,644	8,127	(198,751)
Non-controlling interest		111,285	51,652	94,570

Profit (Loss) for the year		706,929	59,779	(104,181)

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted (losses) earnings per share for profit attributable to the owners of the parent (expressed in USD per share)		0.30	0.00	(0.10)

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014
(All amounts in USD thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2016	2015	2014

Profit (Loss) for the year	706,929	59,779	(104,181)

Items that may be reclassified subsequently to profit or loss:

Currency translation adjustment	(141,665)	(409,767)	(270,773)
Currency translation adjustment from participation in non-consolidated companies	53,858	(230,774)	(119,808)
Changes in the fair value of derivatives classified as cash flow hedges and available-for-sale financial instruments	641	1,277	(3,016)
Income tax relating to cash flow hedges and available-for-sale financial instruments	(192)	(371)	638
Changes in the fair value of derivatives classified as cash flow hedges from participation in non-consolidated companies	-	-	154
Other comprehensive income items	(1,542)	-	-
Other comprehensive income items from participation in non-consolidated companies	1,523	973	(28)

Items that will not be reclassified subsequently to profit or loss:

Remeasurement of post employment benefit obligations	(14,735)	5,277	(27,561)
Income tax relating to remeasurement of post employment benefit obligations	2,571	(1,946)	7,711
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	(16,286)	(5,113)	(5,614)

Other comprehensive loss for the year, net of tax	(115,827)	(640,444)	(418,297)

Total comprehensive income (loss) for the year	591,102	(580,665)	(522,478)

Attributable to:

Equity holders of the Company	534,827	(457,750)	(495,603)
Non-controlling interest	56,275	(122,915)	(26,875)

Total comprehensive income (loss) for the year	591,102	(580,665)	(522,478)

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014
(All amounts in USD thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2016		December 31, 2015
ASSETS

Non-current assets
Property, plant and equipment, net	12	4,135,977		4,207,566
Intangible assets, net	13	842,557		888,206
Investments in non-consolidated companies	14	418,379		250,412
Other investments	18	5,998		-
Deferred tax assets	20	85,795		98,058
Receivables, net	15	132,580		36,147
Trade receivables, net	16	1,270	5,622,556	-	5,480,389

Current assets
Receivables	15	79,820		89,484
Derivative financial instruments	22	316		1,787
Inventories, net	17	1,647,869		1,579,120
Trade receivables, net	16	633,745		511,464
Other investments	18	144,853		237,191
Cash and cash equivalents	18	183,463	2,690,066	151,491	2,570,537
Non-current assets classified as held for sale			10,248		11,667

			2,700,314		2,582,204
Total Assets			8,322,870		8,062,593

EQUITY

Capital and reserves attributable to the owners of the parent			4,391,298		4,033,148
Non-controlling interest			775,295		769,849
Total Equity			5,166,593		4,802,997

LIABILITIES

Non-current liabilities
Provisions	19	6,950		8,142
Deferred tax liabilities	20	609,004		609,514
Other liabilities	21	302,784		320,673
Trade payables		9,305		13,413
Borrowings	23	396,742	1,324,785	607,237	1,558,979

Current liabilities
Current income tax liabilities		178,112		41,064
Other liabilities	21	228,081		156,654
Trade payables		603,119		568,478
Derivative financial instruments	22	287		20,635
Borrowings	23	821,893	1,831,492	913,786	1,700,617

Total Liabilities			3,156,277		3,259,596

Total Equity and Liabilities			8,322,870		8,062,593

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014
(All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2016	2,004,743	(150,000)	(23,295)	1,444,394	(2,324,866)	(2,300,335)	5,382,507	4,033,148	769,849	4,802,997
Profit for the period							595,644	595,644	111,285	706,929
Other comprehensive income (loss) for the year
Currency translation adjustment						(36,594)		(36,594)	(51,213)	(87,807)
Remeasurement of post employment benefit obligations				(26,185)				(26,185)	(2,265)	(28,450)
Cash flow hedges and others, net of tax				229				229	220	449
Others				1,733				1,733	(1,752)	(19)

Total comprehensive income (loss) for the year	-	-	-	(24,223)	-	(36,594)	595,644	534,827	56,275	591,102
Dividends paid in cash (5)							(176,677)	(176,677)	-	(176,677)
Dividends paid in cash to non-controlling interest (6)								-	(50,829)	(50,829)

Balance at December 31, 2016	2,004,743	(150,000)	(23,295)	1,420,171	(2,324,866)	(2,336,929)	5,801,474	4,391,298	775,295	5,166,593

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2016, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2016, the Company held 41,666,666 shares as treasury shares.

(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.090 per share (USD 0.90 per ADS). Related to the dividends distributed on May 4, 2016, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to USD 3.7 million were included in equity as less dividend paid.

(6) Corresponds to the dividends paid by Siderar S.A.I.C.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014
(All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2015	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703
Profit for the period							8,127	8,127	51,652	59,779
Other comprehensive income (loss) for the year
Currency translation adjustment						(464,278)		(464,278)	(176,263)	(640,541)
Remeasurement of post employment benefit obligations				(3,218)				(3,218)	1,436	(1,782)
Cash flow hedges, net of tax				714				714	192	906
Others				905				905	68	973

Total comprehensive loss for the year	-	-	-	(1,599)	-	(464,278)	8,127	(457,750)	(122,915)	(580,665)
Dividends paid in cash (5)							(176,677)	(176,677)	-	(176,677)
Dividends paid in cash to non-controlling interest (6)								-	(32,743)	(32,743)
Contributions from non-controlling shareholders in consolidated subsidiaries (7)								-	30,870	30,870
Sale of participation in subsidiary companies (8)								-	1,509	1,509
Acquisition of non-controlling interest (9)				(29,626)				(29,626)	(44,374)	(74,000)

Balance at December 31, 2015	2,004,743	(150,000)	(23,295)	1,444,394	(2,324,866)	(2,300,335)	5,382,507	4,033,148	769,849	4,802,997

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

(6) Corresponds to the dividends paid by Siderar S.A.I.C.

(7) Corresponds to the contribution made by Nippon Steel Corporation in connection with its participation in Tenigal, S.R.L. de C.V..

(8) Corresponds to the sale of the participation in Ferrasa Panamá S.A. See note 2.b.

(9) Corresponds to the acquisition on the non-controlling interest in Ferrasa S.A.S. See note 2.b.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014
(All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity
Balance at January 1, 2014	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044
Loss for the year							(198,751)	(198,751)	94,570	(104,181)
Other comprehensive income (loss) for the year
Currency translation adjustment						(272,495)		(272,495)	(118,086)	(390,581)
Remeasurement of post employment benefit obligations				(22,981)				(22,981)	(2,483)	(25,464)
Cash flow hedges and others, net of tax				(1,327)				(1,327)	(897)	(2,224)
Others				(49)				(49)	21	(28)

Total comprehensive loss for the year	-	-	-	(24,357)	-	(272,495)	(198,751)	(495,603)	(26,875)	(522,478)
Dividends paid in cash (5)	-	-	-	-	-	-	(147,231)	(147,231)	-	(147,231)
Dividends paid in cash to non-controlling interest (6)	-	-	-	-	-	-	-	-	(33,632)	(33,632)

Balance at December 31, 2014	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703

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

(6) Corresponds to the dividends paid by Siderar S.A.I.C.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014
(All amounts in USD thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2016	2015	2014

Cash flows from operating activities
Profit (Loss) for the year		706,929	59,779	(104,181)
Adjustments for:
Depreciation and amortization	12 & 13	406,890	433,788	414,797
Income tax accruals less payments	26 (b)	182,332	(23,932)	(39,529)
Equity in (earnings) losses of non-consolidated companies	3 & 14	(14,624)	272,810	751,787
Interest accruals less payments	26 (b)	12,699	5,496	5,162
Results on the sale of participation in subsidiary companies	2 (b)	-	1,739	-
Changes in provisions	19	1,678	3,180	92
Changes in working capital (1)	26 (b)	(162,373)	509,144	(550,980)
Net foreign exchange results and others		(33,936)	61,487	28,696
Net cash provided by operating activities		1,099,595	1,323,491	505,844

Cash flows from investing activities
Capital expenditures	12 & 13	(435,460)	(466,643)	(443,463)
Investment in non-consolidated companies	3 & 14	(114,449)	(9,600)	(252,042)
Loans to non-consolidated companies	14	(92,496)	(10,416)	-
Decrease (Increase) in other investments	18	86,340	(85,946)	18,258
Proceeds from the sale of property, plant and equipment		1,212	1,217	1,473
Dividends received from non-consolidated companies		183	-	-
Sale of participation in subsidiary company, net of cash disposed	2 (b)	-	(673)	-
Net cash used in investing activities		(554,670)	(572,061)	(675,774)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(176,677)	(176,677)	(147,231)
Dividends paid in cash to non-controlling interests		(50,829)	(32,743)	(33,632)
Contributions from non-controlling shareholders in consolidated subsidiaries		-	30,870	-
Acquisition of non-controlling interest	2 (b)	-	(74,000)	-
Proceeds from borrowings		910,577	822,663	1,038,820
Repayments of borrowings		(1,191,770)	(1,379,747)	(773,396)

Net cash (used in) provided by financing activities		(508,699)	(809,634)	84,561

Increase (Decrease) in cash and cash equivalents		36,226	(58,204)	(85,369)

Movement in cash and cash equivalents
At January 1,		151,491	213,303	307,218
Effect of exchange rate changes		(4,254)	(3,608)	(8,546)
Increase (Decrease) in cash and cash equivalents		36,226	(58,204)	(85,369)

Cash and cash equivalents at December 31, (2)		183,463	151,491	213,303

(1) The working capital is impacted by non-cash movement of USD (73.8) million as of December 31, 2016 (USD (210.6) million and USD (149.9) million as of December 31, 2015 and 2014, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2) It includes restricted cash of USD 83, USD 88 and USD 93 as of December 31, 2016, 2015 and 2014, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 150,851, USD 237,191 and USD 149,995 as of December 31, 2016, 2015 and 2014, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Notes to the Consolidated Financial Statements

1.	GENERAL INFORMATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2016, there were 2,004,743,442 shares issued. All issued shares are fully paid.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

1.	GENERAL INFORMATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2016 and 2015, this special tax reserve amounted to USD 6.9 billion and USD 7.1 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2.	BASIS OF PRESENTATION

a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2017), as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated equity and consolidated financial situation of Ternium as of December 31, 2016, and the consolidated results of its operations, the Changes in the Consolidated Statement of Comprehensive Income, the Changes in Consolidated Net Equity and the Consolidated Cash Flows of Ternium for the year then ended.

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

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year. These reclassifications do not have a material effect on the Company’s consolidated financial statements.

These consolidated financial statements have been approved for issue by the Board of Directors on February 21, 2017.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

2.	BASIS OF PRESENTATION (continued)
	Country of		Percentage of ownership at December 31,
Company	Organization	Main activity	2016	2015	2014

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Solutions A.G. (1)	Switzerland	Services	100.00%	100.00%	100.00%
Ternium Brasil S.A. (1)	Brazil	Holding	100.00%	100.00%	100.00%
Ternium Investments Switzerland AG (1)	Switzerland	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L.U. (1)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (1)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Siderar S.A.I.C. (2)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.94%
Impeco S.A. (3)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.97%
Prosid Investments S.A. (3)	Uruguay	Holding	60.94%	60.94%	60.94%
Ternium Mexico S.A. de C.V. (4)	Mexico	Holding	88.78%	88.72%	88.72%
Hylsa S.A. de C.V. (5)	Mexico	Manufacturing and selling of steel products	88.78%	88.72%	88.72%
Las Encinas S.A. de C.V. (5)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.78%	88.72%	88.72%
Ferropak Comercial S.A. de C.V. (5)	Mexico	Scrap services company	88.78%	88.72%	88.72%
Galvacer America Inc (5)	USA	Distributing company	88.78%	88.72%	88.72%
Galvamet America Corp (5)	USA	Manufacturing and selling of insulated panel products	88.78%	88.72%	88.72%
Transamerica E. & I. Trading Corp. (5)	USA	Scrap services company	88.78%	88.72%	88.72%
Técnica Industrial S.A. de C.V. (5)	Mexico	Services	88.78%	88.72%	88.72%
Acedor, S.A. de C.V. (5)	Mexico	Holding	88.78%	88.72%	88.72%
Ternium Gas México S.A. de C.V. (6)	Mexico	Energy services company	88.78%	88.72%	88.72%
Ternium Internacional Guatemala S.A. (7)	Guatemala	Selling of steel products	99.98%	99.98%	99.98%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.39%	44.36%	44.36%
Peña Colorada Servicios S.A. de C.V. (8)	Mexico	Services	44.39%	44.36%	44.36%
Exiros B.V. (8)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (9)	Mexico	Medical and Social Services	66.14%	66.09%	66.09%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.91%	99.91%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ferrasa S.A.S. (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	54.00%
Ternium del Cauca S.A.S. (formerly Perfilamos del Cauca S.A.S.) (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	54.00%
Ternium Siderúrgica de Caldas S.A.S. (formerly Siderúrgica de Caldas S.A.S.) (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	54.00%
Tenigal S. de R.L. de C.V. (11)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Internacional S.A. (12)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

2.	BASIS OF PRESENTATION (continued)

	Country of		Percentage of ownership at December 31,
Company	Organization	Main activity	2016	2015	2014

Ternium Procurement S.A. (12)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (12)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Treasury Services S.A. (12)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium International USA Corporation (13)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional de Colombia S.A.S. (13)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (14)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (15)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de Argentina S.A. (16)	Argentina	Engineering and other services	-	-	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	100.00%
Soluciones Integrales de Gestión S.A. (17)	Argentina	Other services	100.00%	100.00%	100.00%
Ferrasa Panamá, S.A. (18)	Panama	Manufacturing and selling of steel products	-	-	54.00%
Aceros Transformados de Panamá, S.A. (18)	Panama	Manufacturing and selling of steel products	-	-	54.00%
Procesadora de Materiales Industriales S.A. (19)	Colombia	Scrap services company	-	100.00%	54.00%
Ferropak Servicios S.A. de C.V. (20)	Mexico	Services	-	88.72%	88.72%
Corporativo Grupo Imsa S.A. de C.V. (20)	Mexico	Services	-	88.72%	88.72%
Ternium International Ecuador S.A. (21)	Ecuador	Marketing of steel products	-	100.00%	100.00%

(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.

(2) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%.

(3) Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.

(4) Indirectly through Siderar S.A.I.C., Ternium Internacional S.A. and Ternium Internacional España S.L.U. Total voting rights held 100.00%.

(5) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.

(6) Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.

(7) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100%.

(8) Total voting rights held: 50.00%. See note 5.

(9) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.

(10) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 100.00%. See note 2 (b).

(11) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 51.00%.

(12) Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%.

(13) Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%.

(14) Since fourth quarter 2014, indirectly through Ternium Investments Switzerland AG (100,00%). Total voting rights held: 100.00%. Before that, indirectly through Ternium Internacional S.A.

(15) Since second quarter 2016, indirectly through Ternium Investments Switzerland AG. Total voting rights held 100.00%. Before that, indirectly through Ternium Internacional Inc.

(16) Merged with Soluciones Integrales de Gestión S.A. during the third quarter of 2015.

(17) Since third quarter 2016, indirectly through Ternium Investments S.à.r.l. and Technology & Engineering Services S.A. Total voting rights held: 100.00%. Since third quarter 2015, indirectly through Ternium Investments S.à.r.l.,Ternium Internacional España S.L.U. and Technology & Engineering Services S.A. Before that, indirectly through Ternium Investments S.à.r.l. and Ternium Treasury Services S.A.

(18) These companies were sold during the first quarter of 2015.

(19) This company was dissolved as of December 6, 2016.

(20) Merged with Hylsa S.A. de C.V. during the fourth quarter of 2016.

(21) This company was dissolved as of September 27, 2016.

The most important non-controlling interest is related to the investment in Siderar S.A.I.C., which is a company listed in the Buenos Aires Stock Exchange. Siderar stated in its annual accounts as of and for the year ended December 31, 2016, that revenues amounted to USD 1,892 million (2015: USD 2,543 million), net profit from continuing operations to USD 251 million (2015: USD 190 million), total assets to USD 2,415 million (2015: USD 2,346 million), total liabilities to USD 607 million (2015: USD 532 million) and shareholders’ equity to USD 1,807 million (2015: USD 1,814 million). All the information related to this investment could be found in the Buenos Aires Stock Exchange webpage.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

2.	BASIS OF PRESENTATION (continued)

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

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. (“Ternium Investments”), together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (“Siderar”), Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.A. (“Prosid”), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. The rights and obligations of the control group members are governed by a shareholders’ agreement. As a result of these transactions, the control group, which holds ordinary shares representing the majority of Usiminas’ voting rights, is formed as follows: Nippon Steel & Sumitomo Metal Corporation Group (“NSSMC”, formerly Nippon Group), with 46.1% of the voting rights within the control group; T/T Group (comprising TenarisConfab, Prosid, Siderar and Ternium Investments), with 43.3%; and Previdência Usiminas (Usiminas’ employee pension fund), with the remainder 10.6%.

On October 2, 2014, Ternium Investments entered into a purchase agreement with Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI for the acquisition of 51.4 million ordinary shares of Usiminas at a price of BRL 12 per share, for a total amount of BRL 616.7 million. On October 30, 2014, Ternium Investments completed the acquisition. These additional shares are not subject to the Usiminas shareholders agreement, but must be voted in accordance with the control group decisions.

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

Usiminas’ financial statements as of December 31, 2015 described a downgraded economic scenario for the company that caused a significant impact on its financial leverage and cash generation. Consequently, Ternium, in a conservative approach, assessed the recoverable value of its investment in Usiminas based on Usiminas ordinary shares average market price for December 2015, and impaired its investment by USD 191.9 million.

On April 20, 2016, Ternium (through Ternium Investments, Siderar and Prosid) subscribed, in the aggregate, to 8.5 million preferred shares for a total subscription price of BRL 10.9 million (approximately USD 3.1 million). These preferred shares were issued on June 3, 2016.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

3.	ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. – USIMINAS (continued)

On April 18, 2016, Usiminas’ extraordinary general shareholders’ meeting approved an issuance of 200 million ordinary shares for an aggregate amount of BRL 1 billion and Usiminas launched a multi-round subscription process. On July 19, 2016, following the completion of the subscription process, Usiminas’ extraordinary general shareholders’ meeting homologated the capital increase, and Ternium (through Ternium Investments, Siderar and Prosid) was issued, in the aggregate, 76.4 million ordinary shares for a total subscription price of BRL 382.2 million (approximately USD 110.9 million). Following the issuance of these ordinary shares, Ternium (through Ternium Investments, Siderar and Prosid) owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of Usiminas’ capital, and the T/T Group owns 39.6% of Usiminas’ ordinary shares and 1.8% of Usiminas’ preferred shares. Ternium continues to hold 35.6% of Usiminas’ voting rights within the control group.

As of December 31, 2016, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 8,26 (approximately USD 2,53) per ordinary share and BRL 4,10 (approximately USD 1,26) per preferred share, respectively. Accordingly, as of December 31, 2016, Ternium’s ownership stake had a market value of approximately USD 625.5 million and a carrying value of USD 411.1 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

Management believes that the capital increase amounting to BRL 1,000 million and the completion of the debt restructuring process are likely to contribute to improve Usiminas’ financial situation. Management has noted an increase in the share price of the investment since June 2016. All these factors may lead to an improvement in the value of the investment in future periods.

4.	ACCOUNTING POLICIES

These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2015.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOU NTING POLICIES (continued)

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

• Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2016 and 2015, there are USD 14.7 million and no amounts classified under this category, respectively;

• Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

• Available-for-sale ("AFS") financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income ("OCI") with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2016 and 2015, there are no AFS amounts classified under this category, respectively;

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial Risk management" and Note 4 (x).

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

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-40 years
Vehicles, furniture and fixtures and other equipment	3-20 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2016, 2015 and 2014.

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

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2016, 2015 and 2014, is approximately 7%, 10% and 10% per year, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(3)	Exploration and evaluation costs

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

As of December 31, 2016 and 2015, the carrying amount of goodwill allocated to the Mexico CGUs was USD 662.3 million, of which USD 619.8 million corresponds to steel operations and USD 42.5 million to mining operations.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2016, 2015 and 2014 totaled USD 9.2 million, USD 6.2 million and USD 8.0 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

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

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2016 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 10.82% (as of December 31, 2015, 9.59%).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

Except for the impairment in connection with the investment in Usiminas in 2015 and 2014, during the years 2016, 2015 and 2014, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill).

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(i)	Trade receivables and other receivables

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

The carrying value of non-current assets classified as held for sale, at December 31, 2016 and 2015 totals USD 10.2 million and USD 11.7 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established a commitment for the payment of pensions and seniority premiums, as well as for health-care expenses.

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

(3) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

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

As of December 31, 2016 and 2015, the outstanding liability corresponding to the Program amounts to USD 23.4 million and USD 19.5 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2016 and 2015, is USD 24.1 million and USD 21.4 million, respectively.

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

(p)	Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(q)	Revenue recognition and other income

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

The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2016, 2015 and 2014, the capitalized borrowing costs are not material.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(u)	Mining development costs

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

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2016 and 2015, the effective portion of designated cash flow hedges (net of taxes) amounted to USD 0.1 million and USD (0.4) million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 26 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial risk management".

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(y)	Treasury shares

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

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2016 was 10.82% and no impairment charge resulted from the impairment test performed.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3)	Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 7.0 million and USD 8.1 million as of December 31, 2016 and 2015, respectively.

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

As of December 31, 2016 and 2015, the Company recorded no allowance for net realizable value and USD 33.4 million and USD 32.4 million, respectively, as allowance for obsolescence.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

Considering that no impairment indicators were identified as of December 31, 2016, the Company only tested the value of the goodwill for impairment, resulting in no impairment charges to be recognized.

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

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2016 and 2015, allowance for doubtful accounts totals USD 6.0 million and USD 7.6 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Brazil, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, Honduras, El Salvador and Nicaragua.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

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

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

5.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2016
	Steel	Mining	Inter- segment eliminations	Total
IFRS

Net sales	7,221,751	204,894	(202,670)	7,223,975
Cost of sales	(5,391,038)	(192,038)	198,686	(5,384,390)

Gross profit	1,830,714	12,856	(3,984)	1,839,585

Selling, general and administrative expenses	(677,007)	(10,935)	-	(687,942)
Other operating income, net	(9,543)	(382)	-	(9,925)

Operating income - IFRS	1,144,164	1,539	(3,984)	1,141,718

Management view
Net sales	7,221,751	208,230	(206,006)	7,223,975
Operating income	936,164	3,871	269	940,303
Reconciliation items:
Differences in Cost of sales				201,415

Operating income - IFRS				1,141,718

Financial income (expense), net				(37,885)
Equity in (losses) earnings of non-consolidated companies				14,624

Income before income tax expense - IFRS				1,118,457

Depreciation and amortization - IFRS	(361,685)	(45,205)	-	(406,890)

	Year ended December 31, 2015
	Steel	Mining	Inter- segment eliminations	Total
IFRS

Net sales	7,875,161	203,105	(200,817)	7,877,449
Cost of sales	(6,456,584)	(214,651)	193,963	(6,477,272)

Gross profit	1,418,577	(11,546)	(6,854)	1,400,177

Selling, general and administrative expenses	(757,078)	(13,214)	-	(770,292)
Other operating income, net	9,151	303	-	9,454

Operating income - IFRS	670,650	(24,457)	(6,854)	639,339

Management view
Net sales	7,875,161	216,095	(213,807)	7,877,449
Operating income	1,012,282	(3,490)	(640)	1,008,152
Reconciliation items:
Differences in Cost of sales				(368,813)

Operating income - IFRS				639,339

Financial income (expense), net				(99,430)
Equity in (losses) earnings of non-consolidated companies				(272,810)

Income before income tax expense - IFRS				267,099

Depreciation and amortization - IFRS	(384,380)	(49,408)	-	(433,788)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

5.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2014
	Steel	Mining	Inter- segment eliminations	Total
IFRS

Net sales	8,700,521	313,157	(287,621)	8,726,057
Cost of sales	(6,960,009)	(255,216)	290,056	(6,925,169)

Gross profit	1,740,512	57,941	2,435	1,800,888

Selling, general and administrative expenses	(799,844)	(16,634)	-	(816,478)
Other operating income, net	70,725	1,026	-	71,751

Operating income - IFRS	1,011,393	42,333	2,435	1,056,161

Management view
Net sales	8,700,521	333,718	(308,182)	8,726,057
Operating income	830,312	65,671	(1,504)	894,479
Reconciliation items:
Differences in Cost of sales				161,682

Operating income - IFRS				1,056,161

Financial income (expense), net				(69,450)
Equity in (losses) earnings of non-consolidated companies				(751,787)

Income before income tax expense - IFRS				234,924

Depreciation and amortization - IFRS	(369,197)	(45,600)	-	(414,797)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2016
	Mexico	Southern region	Other markets	Total

Net sales	4,491,761	1,867,622	864,592	7,223,975

Non-current assets (1)	4,108,539	634,048	235,947	4,978,534

	Year ended December 31, 2015
	Mexico	Southern region	Other markets	Total

Net sales	4,395,273	2,572,723	909,453	7,877,449

Non-current assets (1)	4,166,148	682,705	246,919	5,095,772

	Year ended December 31, 2014
	Mexico	Southern region	Other markets	Total

Net sales	4,911,989	2,648,512	1,165,556	8,726,057

Non-current assets (1)	4,248,087	916,447	265,379	5,429,913

(1) Includes Property, plant and equipment and Intangible assets

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

5.	SEGMENT INFORMATION (continued)

REVENUES BY PRODUCT

	Year ended December 31,
	2016	2015	2014

Semi-finished (1)	19,878	88,264	209,061
Hot rolled (2)	2,763,403	3,049,433	3,581,566
Cold rolled	1,110,671	1,176,019	1,297,969
Coated (3)	2,900,009	3,004,700	3,061,580
Roll-formed and tubular (4)	413,991	509,034	514,586
Steel products	7,207,952	7,827,450	8,664,762

Other products (5)	16,023	49,999	61,295

TOTAL SALES	7,223,975	7,877,449	8,726,057

(1)	Semi-finished includes slabs, billets and round bars.
(2)	Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(3)	Coated includes tin plate and galvanized products.
(4)	Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles, steel decks and pre-engineered metal building systems.
(5)	Other products include mainly pig iron.

6.	COST OF SALES

	Year ended December 31,
	2016	2015	2014

Inventories at the beginning of the year	1,579,120	2,134,034	1,941,130
Translation differences	(82,515)	(204,512)	(161,983)

Plus: Charges for the year
Raw materials and consumables used and other movements	4,060,783	4,548,219	5,718,736
Services and fees	77,698	86,874	95,940
Labor cost	560,513	599,989	601,258
Depreciation of property, plant and equipment	314,649	335,302	330,866
Amortization of intangible assets	40,225	48,442	34,988
Maintenance expenses	457,734	507,895	484,929
Office expenses	7,112	6,683	7,238
Insurance	8,432	9,435	12,310
(Recovery) Charge of obsolescence allowance	4,600	(4,816)	15,924
Recovery from sales of scrap and by-products	(21,010)	(31,096)	(39,846)
Others	24,918	19,943	17,713

Less: Inventories at the end of the year	(1,647,869)	(1,579,120)	(2,134,034)

Cost of Sales	5,384,390	6,477,272	6,925,169

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

7.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2016	2015	2014

Services and fees (1)	65,965	69,434	75,057
Labor cost	193,118	214,352	232,837
Depreciation of property, plant and equipment	13,589	13,761	10,957
Amortization of intangible assets	38,427	36,283	37,986
Maintenance and expenses	3,092	4,957	5,785
Taxes	90,166	130,061	133,383
Office expenses	36,223	40,487	39,831
Freight and transportation	234,801	246,762	263,682
(Decrease) Increase of allowance for doubtful accounts	288	(824)	1,287
Others	12,273	15,019	15,673

Selling, general and administrative expenses	687,942	770,292	816,478

(1) For the year ended December 31, 2016, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,385, including USD 2,869 for audit services, USD 99 for audit-related services, USD 251 for tax services and USD 166 for all other services.

For the year ended December 31, 2015, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,888, including USD 3,535 for audit services, USD 114 for audit-related services, USD 217 for tax services and USD 22 for all other services.

For the year ended December 31, 2014, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,927, including USD 3,450 for audit services, USD 74 for audit-related services, USD 204 for tax services and USD 199 for all other services.

8.	LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2016	2015	2014

Wages, salaries and social security costs	698,825	754,063	778,932
Termination benefits	27,048	30,888	25,348
Post-employment benefits (Note 21 (i))	27,758	29,390	29,815

Labor costs	753,631	814,341	834,095

As of December 31, 2016, 2015 and 2014, the quantity of employees was 16,725, 16,739 and 16,919, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

9.	OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2016	2015	2014

Results of sundry assets	1,270	2,009	4,111
Collection of insurance (1)	-	-	57,500
Other operating income	-	10,625	10,232

Other operating income	1,270	12,634	71,843

Provision for legal claims and other matters (Note 19 and 24 (ii))	(1,678)	(3,180)	(92)
Other operating expense	(9,517)	-	-

Other operating expense	(11,195)	(3,180)	(92)

Other operating (expenses) income, net	(9,925)	9,454	71,751

(1) Corresponds to insurance collection in Argentina.

10.	OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2016	2015	2014

Interest expense	(89,971)	(89,489)	(117,866)

Finance expense	(89,971)	(89,489)	(117,866)

Interest income	14,129	7,981	7,685

Finance income	14,129	7,981	7,685

Net foreign exchange (loss) gain	20,334	(5,181)	26,664
Change in fair value of financial assets	7,663	(8,143)	(1,970)
Derivative contract results	11,614	(2,058)	19,748
Others	(1,654)	(2,540)	(3,711)

Other financial income (expenses), net	37,957	(17,922)	40,731

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

11.	INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2016	2015	2014

Current tax	(394,045)	(234,040)	(336,176)

Deferred tax (Note 20)
Deferred tax	(16,821)	19,463	2,363
Effect of changes in tax law on deferred income tax (1)	2,028	3,080	(12,702)
Withholding tax on dividend distributions (2)	(2,690)	4,177	(10,474)
Recovery of income tax (3)	-	-	17,884

Income tax expense	(411,528)	(207,320)	(339,105)

(1) For 2016, it includes mainly the effects of the Colombian tax rate reform and of the Mexican mining tax. For 2015, it includes mainly the effects of the Mexican mining tax. For 2014, it includes mainly the effects of the Colombian tax rate reform which introduced an increase from 34% to 39% in 2015, 40% in 2016, 42% in 2017 and 43% in 2018 and of the Mexican mining tax.

(2) It includes the 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries since 2013.

(3) The amounts recorded in 2014 corresponded to the capitalization of tax losses carried forward generated and not recognized in previous years.

Income tax expense for the years ended December 31, 2016, 2015 and 2014 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2016	2015	2014

Income before income tax	1,118,457	267,099	234,924

Income tax expense at statutory tax rate	(324,592)	(135,974)	(254,548)
Non taxable income	606	4,980	2,073
Non deductible expenses	(5,838)	(19,408)	(25,413)
Effect of currency translation on tax base (1)	(81,042)	(64,175)	(55,925)
Withholding tax on dividend distributions	(2,690)	4,177	(10,474)
Recovery of income tax	-	-	17,884
Effect of changes in tax law	2,028	3,080	(12,702)

Income tax expense	(411,528)	(207,320)	(339,105)

(1)Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico.

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

12.	PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended December 31, 2016
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total

Values at the beginning of the year
Cost	528,435	1,505,296	4,066,687	95,202	456,132	87,858	6,739,610
Accumulated depreciation	-	(500,464)	(1,950,353)	(70,437)	-	(10,790)	(2,532,044)

Net book value at January 1, 2016	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566

Opening net book value	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566
Translation differences	(1,429)	(50,903)	(38,985)	(1,516)	(29,336)	(4,809)	(126,978)
Additions	611	8,161	1,539	5,908	371,575	19,075	406,869
Capitalized borrowing costs	-	-	-	-	1,759	-	1,759
Disposals / Consumptions	(1,217)	(2,048)	(265)	(1,234)	(660)	(16,232)	(21,656)
Transfers	2,591	157,454	266,704	30,617	(461,656)	945	(3,345)
Depreciation charge	-	(65,981)	(254,000)	(14,862)	-	6,605	(328,238)

Closing net book value	528,991	1,051,515	2,091,327	43,678	337,814	82,652	4,135,977

Values at the end of the year
Cost	528,991	1,590,063	4,238,201	165,590	337,814	82,652	6,943,311
Accumulated depreciation	-	(538,548)	(2,146,874)	(121,912)	-	-	(2,807,334)

Net book value at December 31, 2016	528,991	1,051,515	2,091,327	43,678	337,814	82,652	4,135,977

	Year ended December 31, 2015
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total

Values at the beginning of the year
Cost	527,467	1,717,832	4,306,227	113,623	352,625	85,811	7,103,585
Accumulated depreciation	-	(575,347)	(1,952,468)	(86,251)	-	(8,492)	(2,622,558)

Net book value at January 1, 2015	527,467	1,142,485	2,353,759	27,372	352,625	77,319	4,481,027

Opening net book value	527,467	1,142,485	2,353,759	27,372	352,625	77,319	4,481,027
Translation differences	(3,484)	(142,409)	(108,255)	(3,461)	(71,027)	(12,963)	(341,599)
Additions	4,452	172	1,424	3,493	398,143	31,906	439,590
Capitalized borrowing costs	-	-	-	-	331	-	331
Disposals / Consumptions	-	(2,316)	(441)	(1,176)	(2,131)	(16,656)	(22,720)
Transfers	-	84,338	128,430	7,665	(221,809)	1,376	-
Depreciation charge	-	(77,438)	(258,583)	(9,128)	-	(3,914)	(349,063)

Closing net book value	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566

Values at the end of the year
Cost	528,435	1,505,296	4,066,687	95,202	456,132	87,858	6,739,610
Accumulated depreciation	-	(500,464)	(1,950,353)	(70,437)	-	(10,790)	(2,532,044)

Net book value at December 31, 2015	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

13.	INTANGIBLE ASSETS, NET

	Year ended December 31, 2016
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total

Values at the beginning of the year
Cost	201,815	188,813	5,294	298,475	73,665	662,307	1,430,369
Accumulated depreciation	(135,072)	(92,557)	-	(243,312)	(71,222)	-	(542,163)

Net book value at January 1, 2016	66,743	96,256	5,294	55,163	2,443	662,307	888,206

Opening net book value	66,743	96,256	5,294	55,163	2,443	662,307	888,206
Translation differences	(1,216)	-	-	-	-	-	(1,216)
Additions	19,775	14,118	398	-	-	-	34,291
Disposals / Consumptions	(69)	-	(3)	-	-	-	(72)
Depreciation charge	(33,774)	(13,867)	-	(29,611)	(1,400)	-	(78,652)

Closing net book value	51,459	96,507	5,689	25,552	1,043	662,307	842,557

Values at the end of the year
Cost	215,662	202,931	5,689	298,475	73,665	662,307	1,458,729
Accumulated depreciation	(164,203)	(106,424)	-	(272,923)	(72,622)	-	(616,172)

Net book value at December 31, 2016	51,459	96,507	5,689	25,552	1,043	662,307	842,557

	Year ended December 31, 2015
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total

Values at the beginning of the year
Cost	203,557	142,658	38,439	298,475	73,665	662,307	1,419,101
Accumulated depreciation	(109,210)	(77,673)	-	(213,510)	(69,822)	-	(470,215)

Net book value at January 1, 2015	94,347	64,985	38,439	84,965	3,843	662,307	948,886

Opening net book value	94,347	64,985	38,439	84,965	3,843	662,307	948,886
Translation differences	(3,008)	-	-	-	-	-	(3,008)
Additions	14,043	11,182	1,828	-	-	-	27,053
Transfers	-	34,973	(34,973)	-	-	-	-
Depreciation charge	(38,639)	(14,884)	-	(29,802)	(1,400)	-	(84,725)

Closing net book value	66,743	96,256	5,294	55,163	2,443	662,307	888,206

Values at the end of the year
Cost	201,815	188,813	5,294	298,475	73,665	662,307	1,430,369
Accumulated depreciation	(135,072)	(92,557)	-	(243,312)	(71,222)	-	(542,163)

Net book value at December 31, 2015	66,743	96,256	5,294	55,163	2,443	662,307	888,206

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2016	2015

At the beginning of the year	250,412	748,178

Equity in earnings (losses) of non-consolidated companies	14,624	(80,874)
Other comprehensive income	39,077	(234,556)
Acquisition of additional shares (note 3)	114,449	-
Dividends from non-consolidated companies	(183)	-
Contributions to non-consolidated companies	-	9,600
Impairment charge (note 3)	-	(191,936)

At the end of the year	418,379	250,412

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

			Voting rights at		Value at
	Country of		December	December	December	December
Company	incorporation	Main activity	31, 2016	31, 2015	31, 2016	31, 2015
Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	32.88%	411,134	239,960
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	3,444	6,026
Other non-consolidated companies (1)					3,801	4,426

					418,379	250,412

(1) It includes the investment held in Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a)	Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of December 31, 2016 and 2015, the value of the investment in Usiminas is comprised as follows:

	USIMINAS
Value of investment	As of December 31, 2016	As of December 31, 2015

At the beginning of the year	239,960	742,335
Share of results (1)	16,832	(77,066)
Other comprehensive income	39,893	(233,373)
Acquisition of additional shares (note 3)	114,449	-
Impairment charge (note 3)	-	(191,936)

At the end of the year	411,134	239,960

(1) It includes the adjustment of the values associated to the purchase price allocation.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

The investment in Usiminas is based in the following calculation:

Usiminas' shareholders' equity	4,153,214
Percentage of interest of the Company over shareholders' equity	20.47%

Interest of the Company over shareholders' equity	850,038

Purchase price allocation	78,806
Goodwill	318,933
Impairment	(836,643)

Total Investment in Usiminas	411,134

On February 16, 2017, Usiminas approved its annual accounts as of and for the year ended December 31, 2016, which state that revenues, net loss from continuing operations and shareholders’ equity amounted to USD 2,443 million, USD 166 million and USD 4,153 million, respectively.

	USIMINAS
Summarized balance sheet (in million USD)	As of December 31, 2016	As of December 31, 2015

Assets
Non-current	6,086	5,343
Current	1,277	1,247
Other current investments	472	314
Cash and cash equivalents	221	205

Total Assets	8,056	7,109

Liabilities
Non-current	753	592
Non-current borrowings	2,104	1,526
Current	517	661
Current borrowings	21	490

Total Liabilities	3,395	3,269

Non-controlling interest	508	406

Shareholders' equity	4,153	3,434

	USIMINAS
Summarized income statement (in million USD)	As of December 31, 2016	As of December 31, 2015

Net sales	2,443	3,116
Cost of sales	(2,292)	(3,045)
Gross Profit	151	71
Selling, general and administrative expenses	(180)	(212)
Other operating income (loss), net	(61)	(906)
Operating income	(90)	(1,047)
Financial expenses, net	(17)	(377)
Equity in earnings of associated companies	40	28
Profit (Loss) before income tax	(67)	(1,396)
Income tax benefit	(99)	342
Net profit (loss) before non-controlling interest	(166)	(1,054)
Non-controlling interest in other subsidiaries	(28)	128
Net profit (loss) for the year	(194)	(926)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

(b)	Techgen S.A. de C.V.

Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1st, 2016 and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts. During 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to USD 92.5 million, which are due in June 2020.

For commitments from Ternium in connection with Techgen, see note 24.

15.	RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2016	2015

Receivables with related parties (Notes 25 and 14 (b))	103,525	10,419
Employee advances and loans	3,888	3,637
Advances to suppliers for the purchase of property, plant and equipment	7,077	9,767
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 25)	283	247
Tax credits	17,371	10,901
Others	436	1,176

Receivables, net – Non-current	132,580	36,147

	As of December 31,
	2016	2015

Value added tax	13,027	20,725
Tax credits	32,430	30,434
Employee advances and loans	6,645	8,525
Advances to suppliers	3,223	4,664
Advances to suppliers with related parties (Note 25)	-	3,376
Expenses paid in advance	9,148	9,321
Government tax refunds on exports	2,599	1,855
Receivables with related parties (Note 25)	709	1,241
Others	12,039	9,343

Receivables, net – Current	79,820	89,484

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

16.	TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2016	2015

Trade receivables	1,270	-

Trade receivables, net – Non-current	1,270	-

Current accounts	633,622	512,627
Trade receivables with related parties (Note 25)	6,142	6,422
Allowance for doubtful accounts (Note 19)	(6,019)	(7,585)

Trade receivables, net - Current	633,745	511,464

	Trade receivables, net as of December 31, 2016
	Total	Fully performing	Past due

Guaranteed	343,338	309,730	33,608
Not guaranteed	297,696	262,165	35,531

Trade receivables	641,034	571,895	69,139

Allowance for doubtful accounts (Note 19)	(6,019)	-	(6,019)

Trade receivables, net	635,015	571,895	63,120

	Trade receivables, net as of December 31, 2015
	Total	Fully performing	Past due

Guaranteed	289,606	261,902	27,704
Not guaranteed	229,443	174,286	55,157

Trade receivables	519,049	436,188	82,861

Allowance for doubtful accounts (Note 19)	(7,585)	-	(7,585)

Trade receivables, net	511,464	436,188	75,276

17.	INVENTORIES, NET

	As of December 31,
	2016	2015

Raw materials, materials and spare parts	401,481	364,367
Goods in process	811,378	761,086
Finished goods	281,770	258,528
Goods in transit	186,673	227,584
Obsolescence allowance (Note 19)	(33,433)	(32,445)

Inventories, net	1,647,869	1,579,120

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

18.	CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS – NON CURRENT AND CURRENT

	As of December 31,
	2016	2015

Investments in debt instruments	5,998	-

Other investments, net – Non-current	5,998	-

	As of December 31,
	2016	2015

(i) Other investments
Other deposits with maturity of more than three months	144,853	237,191

Other investments - Current	144,853	237,191
(ii) Cash and cash equivalents
Cash and banks	70,711	45,610
Restricted cash	83	88
Short-term bank deposits	70,760	76,651
Other deposits with maturity of less than three months	41,909	29,142

Cash and cash equivalents	183,463	151,491

19.	ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non current
	Liabilities	Liabilities
	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2016

Values at the beginning of the year	8,142	18,273
Translation differences	(1,290)	(3,102)
Additions	2,757	3,130
Reversals	(1,079)	-
Uses	(1,580)	-

At December 31, 2016	6,950	18,301

Year ended December 31, 2015

Values at the beginning of the year	9,067	21,744
Translation differences	(3,396)	(3,207)
Additions	3,385	(264)
Reversals	(205)	-
Uses	(709)	-

At December 31, 2015	8,142	18,273

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

19.	ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended December 31, 2016

Values at the beginning of the year	7,585	32,445	1,132
Translation differences	(656)	(900)	(276)
Additions	2,574	16,616	4,031
Reversals	(2,286)	(12,016)	-
Uses	(1,198)	(2,712)	(625)

At December 31, 2016	6,019	33,433	4,262

Year ended December 31, 2015

Values at the beginning of the year	11,372	48,018	2,081
Translation differences	(1,666)	(2,366)	(363)
Additions	1,593	16,538	(586)
Reversals	(2,417)	(21,354)	-
Uses	(1,297)	(8,391)	-

At December 31, 2015	7,585	32,445	1,132

20.	DEFERRED INCOME TAX

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	As of December 31,
	2016	2015

At the beginning of the year	(511,456)	(554,897)

Translation differences	3,351	19,041
Effect of changes in tax law (note 11)	2,028	3,080
Withholding tax on dividend distributions (note 11)	(2,690)	4,177
Credits (Charges) directly to other comprehensive income	2,379	(2,320)
Deferred tax (charge) credit (note 11)	(16,821)	19,463

At the end of the year	(523,209)	(511,456)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

20.	DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2016

At the beginning of the year	(599,522)	(52,723)	(38,652)	(10,387)	(701,284)

Translation differences	5,634	360	169	181	6,344
Credits (Charges) directly to other comprehensive income	-	-	-	(192)	(192)
Withholding tax on dividend distributions	-	-	-	(2,690)	(2,690)
Effect of changes in tax law	1,062	(103)	1,433	6	2,398
Income statement credit (charge)	(33,137)	3,829	9,000	10,032	(10,276)

At the end of the year	(625,963)	(48,637)	(28,050)	(3,050)	(705,700)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other	Total at December 31, 2016

At the beginning of the year	45,368	6,193	67,784	70,483	189,828

Translation differences	(2,399)	(289)	-	(305)	(2,993)
Credits (Charges) directly to other comprehensive income	-	-	-	2,571	2,571
Effect of changes in tax law	17	(3)	-	(384)	(370)
Income statement credit (charge)	10,202	1,587	(11,487)	(6,847)	(6,545)

At the end of the year	53,188	7,488	56,297	65,518	182,491

(1) As of December 31, 2016, the recognized deferred tax assets on tax losses amount to USD 56,297 and there are no net unrecognized deferred tax assets.

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2015

At the beginning of the year	(589,862)	(80,217)	(46,855)	(53,037)	(769,971)

Translation differences	19,216	1,340	54	10,629	31,239
Charges directly to other comprehensive income	-	-	-	(8)	(8)
Withholding tax on dividend distributions	-	-	-	4,177	4,177
Effect of changes in tax law	5,426	(487)	(2,481)	6	2,464
Income statement credit (charge)	(34,302)	26,641	10,630	27,846	30,815

At the end of the year	(599,522)	(52,723)	(38,652)	(10,387)	(701,284)

Deferred tax assets	Provisions	Trade receivables	Tax losses (2)	Other	Total at December 31, 2015

At the beginning of the year	58,059	10,742	63,529	82,744	215,074

Translation differences	(11,638)	(674)	-	114	(12,198)
Charges directly to other comprehensive income	-	-	-	(2,312)	(2,312)
Effect of changes in tax law	228	18	-	370	616
Income statement credit (charge)	(1,281)	(3,893)	4,255	(10,433)	(11,352)

At the end of the year	45,368	6,193	67,784	70,483	189,828

(2) As of December 31, 2015, the recognized deferred tax assets on tax losses amount to USD 67,784 and the net unrecognized deferred tax assets amount to USD 4,154.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

20.	DEFERRED INCOME TAX (continued)

The amounts shown in the statement of financial position (prior to offsetting the balances within the same tax jurisdiction) include the following:

	As of December 31,
	2016	2015

Deferred tax assets to be recovered after more than 12 months	131,407	149,640
Deferred tax assets to be recovered within 12 months	51,084	40,188
Deferred tax liabilities to be settled after more than 12 months	(653,503)	(637,658)
Deferred tax liabilities to be settled within 12 months	(52,197)	(63,626)

	(523,209)	(511,456)

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2016	2015

(i) Other liabilities - Non current

Post-employment benefits	252,624	273,792
Other employee benefits	31,724	24,896
Asset retirement obligation (note 19) (1)	18,301	18,273
Other	135	3,712

Other liabilities – Non-current	302,784	320,673

(1) The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2016	2015

Present value of unfunded obligations	252,624	273,792

Liability in the statement of financial position	252,624	273,792

The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2016	2015

Current service cost	9,565	7,241
Interest cost	18,193	21,226
Amortization of prior service costs	-	923

Total included in labor costs	27,758	29,390

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2016	2015

At the beginning of the year	273,792	313,146

Transfers, new participants and funding of the plan	(231)	2,876
Total expense	27,758	29,390
Remeasurements	14,735	(4,922)
Effect of changes in demographic assumptions	(2,600)	-
Effect of changes in financial assumptions	(1,360)	-
Effect of experience adjustments	18,695	(4,922)
Translation differences	(41,783)	(42,099)
Contributions paid	(21,647)	(24,599)

At the end of the year	252,624	273,792

The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2016	2015

Discount rate	8.00%	7.75%
Compensation growth rate	5.00%	4.00%

	Year ended December 31,
Argentina	2016	2015

Discount rate	7.00%	7.00%
Compensation growth rate	2.00%	2.00%

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-9.5%	11.4%
Compensation growth rate	1.00%	2.7%	-1.9%
Pension growth rate	1.00%	-1.9%	2.1%
Life expectancy	1 year	3.9%	-4.0%

The estimated future payments for the next five years will be between 16.0 and 19.0 million per year.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2016	2015

(ii) Other liabilities - Current

Payroll and social security payable	130,889	78,247
VAT liabilities	49,633	41,627
Other tax liabilities	26,987	27,739
Termination benefits	2,164	2,218
Related Parties (Note 25)	3,744	25
Asset retirement obligation (Note 19)	4,262	1,132
Others	10,402	5,666

Other liabilities – Current	228,081	156,654

22.	DERIVATIVE FINANCIAL INSTRUMENTS

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2016 and 2015 were as follows:

	As of December 31,
	2016	2015

Contracts with positive fair value
Foreign exchange contracts	316	1,787

	316	1,787

Contracts with negative fair value
Interest rate swap contracts	(257)	(1,164)
Foreign exchange contracts	(30)	(19,471)

	(287)	(20,635)

Derivative financial instruments breakdown is as follows:

(a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2016, most of the Company’s long-term borrowings were at variable rates.

During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of USD 100 million, at an average rate of 1.92%. These agreements are effective from July 2014, will due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2016, the after-tax cash flow hedge reserve related to these agreements amounted to USD 0.1 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

22.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2014	(593)	178	(415)

(Decrease) / Increase	(1,374)	412	(962)
Reclassification to income statement	1,401	(420)	981

At December 31, 2015	(566)	170	(396)

(Decrease) / Increase	(179)	54	(125)
Reclassification to income statement	820	(246)	574

At December 31, 2016	75	(22)	53

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2016 (amounting to a gain of USD 0.1 million) is expected to be reclassified to the income statements in accordance to the payments of interests in connection with the borrowings hedged by these derivative contracts, during 2017 and up to the end of the life of the borrowing in 2022.

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD, in accordance with the Company’s policy for derivative instruments.

During 2016, 2015 and 2014, Prosid Investments entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated by Siderar’s debt in ARS. As of December 31, 2016, the notional amount on these agreements amounted to USD 235.4 million.

In addition, during the second half of 2015, Siderar entered into future contracts and non-deliverable forward agreements in the local market in order to cover its exposure to trade payables in USD. As of December 31, 2016, there are no outstanding notional amounts on future contracts or non-deliverable forward agreements in the local market.

Furthermore, during 2016, 2015 and 2014, Ferrasa S.A.S. has entered into non-deliverable forward agreements to manage the exposure of certain trade receivables denominated in its local currency. As of December 31, 2016, there are no outstanding notional amounts on these agreements.

The net fair values of the exchange rate derivative contracts as of December 31, 2016 and December 31, 2015 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2016	2015

ARS/USD	ND Forward - Buy ARS	4.0 billion ARS	316	(17,565)
ARS/USD	ND Forward - Buy USD	37.9 million USD	-	494
ARS/USD	Futures domestic contracts - Buy USD (1)	31.0 million USD	-	-
COP/USD	ND Forward - Sell COP	33.7 billion COP	-	(613)
EUR/USD	ND Forward - Sell EUR	5.3 million EUR	(30)	-

			286	(17,684)

(1) Corresponds to contracts as of December 31, 2015, that were settled on a daily basis.

ARS: Argentine pesos; COP: Colombian pesos; EUR: Euros; USD: US dollars.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

23.	BORROWINGS

	As of December 31,
	2016	2015

(i) Non-current

Bank borrowings	398,851	611,429
Less: debt issue costs	(2,109)	(4,192)

	396,742	607,237

(ii) Current

Bank borrowings	823,563	915,721
Less: debt issue costs	(1,670)	(1,935)

	821,893	913,786

Total Borrowings	1,218,635	1,521,023

The maturity of borrowings is as follows:

	Expected Maturity Date
			2019 and	At December 31, (1)
	2017	2018	thereafter	2016	2015

Fixed Rate	404,926	-	-	404,926	462,038
Floating Rate	416,967	226,467	170,275	813,709	1,058,985

Total	821,893	226,467	170,275	1,218,635	1,521,023

(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates - which incorporate instruments denominated mainly in US dollars and Argentine pesos and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2016	2015
Bank borrowings	6.92%	3.37%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2016 and 2015, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

23.	BORROWINGS (continued)

Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2016	2015

USD	Floating	790,772	1,036,733
USD	Fixed	141,889	317,441
ARS	Fixed	234,576	111,114
COP	Floating	23,520	22,380
COP	Fixed	19,163	18,571
GTQ	Fixed	8,715	14,784

		1,218,635	1,521,023

USD: US dollars; ARS: Argentine pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales.

Ternium’s most significant borrowings as of December 31, 2016, were those incurred under Ternium México’s syndicated loan facilities, in order to improve its maturity profile in 2013 and under Tenigal’s syndicated loan facility, in order to finance the construction of its hot-dipped galvanizing mill in Pesquería, Mexico:

			In USD million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2016	Maturity

November 2013	Ternium Mexico	Syndicated loan	800	360	November 2018
Years 2012 and 2013	Tenigal	Syndicated loan	200	175	July 2022

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio and interest coverage ratio). As of December 31, 2016, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

As of December 31, 2016, Siderar’s aggregate exposure under these assessments (including principal, interest and fines) amounts to approximately USD 1.3 million. Siderar appealed each of these assessments before the National Tax Court, which, in successive rulings, reduced the amount of each of the assessments made by AFIP; the National Tax Court decisions were, however, further appealed by both Siderar and AFIP.

Based on recent National Tax Court decisions, management believes that there could be an additional potential cash outflow in connection with this assessment and, as a result, Siderar recognized a provision which, as of December 31, 2016, amounts to USD 0.4 million.

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

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the first instance court decision with the Sao Paulo court of appeals. On February 8, 2017, the court of appeals issued its decision on the merits and maintained the understanding of the first instance court, holding that the Company and the other defendants did not have the obligation to launch a tender offer. The decision of the court of appeals has not yet been published, and CSN may still file a motion for clarification and/or appeal to the Superior Court of Justice or the Federal Supreme Court.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Separately, on November 10, 2014, CSN filed a complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. In this complaint, CSN sought to reverse a February 2012 decision by the CVM, which had determined that the above mentioned acquisition did not trigger any tender offer requirement. On December 2, 2016, CVM rendered its decision on this complaint, reaffirming its previous decision from 2012 and rejecting all the new allegations presented by CSN.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Conselho Administrativo de Defesa Econômica (CADE). In its claim, CSN alleges that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requests that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and, on May 19, 2015 CADE formally closed the file.

Ternium continues to believe that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, the decisions issued by CVM in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

(c) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the Brazilian securities regulator, the Comissão de Valores Mobiliários (CVM), determined that Ternium’s acquisition of 51.4 million ordinary shares of Usiminas, completed on October 30, 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all noncontrolling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by Nippon Steel & Sumitomo Metal Corporation (NSSMC) and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter. On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in early 2017. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) Potential Mexican income tax adjustment

In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 52.2 million, including interest and fines.

Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.

(e) Tax claim on Argentine personal assets tax for 2008, 2009 and 2010

On June 28, 2016, Siderar was notified of a tax assessment by the Argentine tax authorities (AFIP) for allegedly omitted taxes in its capacity as substitute obligor for the personal assets tax for 2008, 2009 and 2010 over the investment held by its shareholder Ternium España S.L.U. In its assessment, AFIP challenged the availability of the benefits contemplated under the double taxation treaty between Argentina and Spain then in effect and ordered Siderar to pay taxes for approximately USD 4.9 million, plus interest for approximately USD 10.2 million. On August 4, 2016, Siderar appealed AFIP’s assessment before the National Tax Court. Siderar believes that it has meritorious defenses and will not be required to pay any amount while the appeal is pending.

The Company, based on the advice of counsel, believes that it is not probable that the ultimate resolution of this assessment will result in a material obligation and, accordingly, no provision has been recorded in its financial statements.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 25.1 million and is due to terminate in 2018.

The Company has also signed various contracts for the provision of natural gas, assuming firm commitments for a total of USD 22.3 million payable during the 2017 financial year.

(b) Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 18.7 million.

(c) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon for an aggregate amount of USD 154.6 million to satisfy the requirements through 2031. This agreement includes the construction by Air Liquide Argentina S.A. of a plant within San Nicolas’ facilities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply to four of Ternium Mexico’s plants of a contracted electrical demand of 111.2 MW. Iberdrola currently supplies approximately 25% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW contracted capacity, resulting over time in a total value of USD 83.4 million. In addition, Iberdrola agreed to recognize to Ternium México USD 15.0 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 2 years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

(e) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 41.0 million and the contract will terminate in 2018.

(f) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. Ternium Mexico’s total investment commitment would amount to approximately USD 11.0 million (out of which Ternium México has already invested the 91% as of December 31, 2016), while Ferromex’s already invested the committed amount of approximately USD 3.9 million as of December 31, 2016. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200,000 metric tons per month in any six-month period. In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200,000 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(g) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of the year 2036. As of December 31, 2016, the outstanding value of this commitment was approximately USD 279 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 133.9 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2016.

(h) Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds will be used by Techgen in the construction of the facility. As of December 31, 2016, disbursements under the loan agreement amounted USD 800 million, as a result the amount guaranteed by Ternium was approximately USD 384 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2016, Techgen was in compliance with all of its covenants.

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2016, this reserve reached the above-mentioned threshold.

As of December 31, 2016, Ternium may pay dividends up to USD 3.4 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2016

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Reserve for own shares	59,600
Accumulated profit at January 1, 2016	3,353,166
Loss for the year	(20,990)

Total shareholders' equity under Luxembourg GAAP	7,011,115

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

25.	RELATED PARTY TRANSACTIONS

As of December 31, 2016, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 24.

The following transactions were carried out with related parties:

	Year ended December 31,
	2016	2015	2014

(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	-	-	1,675
Sales of goods to other related parties	29,480	103,686	224,909
Sales of services and others to non-consolidated parties	737	1,590	2,459
Sales of services and others to other related parties	654	1,153	1,273

	30,871	106,429	230,316
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	144,673	163,782	200,167
Purchases of goods from other related parties	58,929	48,150	45,946
Purchases of services and others from non-consolidated parties	12,836	14,993	13,584
Purchases of services and others from other related parties	126,859	128,618	131,413

	343,297	355,543	391,110
(c) Financial results
Income with non-consolidated parties	3,507	17	1,043

	3,507	17	1,043
(d) Dividends received
Dividends received from non-consolidated parties	183	-	1,858

	183	-	1,858
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	1,660	3,667	6,051
Income (expenses), net with other related parties	712	706	(640)

	2,372	4,373	5,411

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

25.	RELATED PARTY TRANSACTIONS (continued)

	As of December 31,
	2016	2015

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	103,333	11,392
Receivables from other related parties	7,043	6,690
Advances to suppliers with other related parties	283	3,623
Payables to non-consolidated parties	(25,889)	(17,427)
Payables to other related parties	(26,313)	(25,019)

	58,457	(20,742)

(iii) Officers and Directors’ compensation

During the year ended December 31, 2016 the cash compensation of Officers and Directors amounted to USD 12,461 (USD 14,301 for the year ended December 31, 2015). In addition, Officers received 830.000 Units for a total amount of USD 1,818 (USD 1,745 for the year ended December 31, 2015) in connection with the incentive retention program mentioned in note 4 (n)(3).

26.	OTHER REQUIRED DISCLOSURES

(a) Statement of comprehensive income

	Cash flow hedges			Currency translation
	Gross amount	Income tax	Total	adjustment

At December 31, 2014	(593)	178	(415)	(2,424,297)

(Decrease) / Increase	(1,374)	412	(962)	(640,541)
Reclassification to income statement	1,401	(420)	981	-

At December 31, 2015	(566)	170	(396)	(3,064,838)

(Decrease) / Increase	(179)	54	(125)	(87,807)
Reclassification to income statement	820	(246)	574	-

At December 31, 2016	75	(22)	53	(3,152,645)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

26.	OTHER REQUIRED DISCLOSURES (continued)

(b) Statement of cash flows

	Year ended December 31,
	2016	2015	2014

(i) Changes in working capital (1)
Inventories	(151,263)	349,662	(357,023)
Receivables and others	488	(16,987)	4,760
Trade receivables	(161,670)	142,670	(90,725)
Other liabilities	89,032	(2,936)	30,640
Trade payables	61,040	36,735	(138,632)

	(162,373)	509,144	(550,980)
(ii) Income tax accrual less payments
Tax accrued (Note 11)	411,528	207,320	339,105
Taxes paid	(229,196)	(231,252)	(378,634)

	182,332	(23,932)	(39,529)
(iii) Interest accruals less payments
Interest accrued (Note 10)	89,971	89,489	117,866
Interest paid	(77,272)	(83,993)	(112,704)

	12,699	5,496	5,162

(1)	Changes in working capital are shown net of the effect of exchange rate changes.

27.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following amendments, standards and interpretations have been applied on the year starting January 1, 2016:

-	Annual Improvements to IFRS 2012-2014 cycle
-	Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations
-	Amendments to IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortization
-	Disclosure Initiative - Amendments to IAS 1

These amendments did not impact significantly the Company’s consolidated financial statements.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2016 and have not been early adopted:

International Financial Reporting Standard 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018. The Company’s management does not expect this standard to have a significant impact on the classification and measurement of its financial assets, liabilities and hedge accounting.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

27.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

International Financial Reporting Standard 15, “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied on annual periods beginning on or after January 1, 2018. The Company's management is currently assessing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

International Financial Reporting Standard 16, “Leases”

In January 2016, the IASB issued IFRS 16, "Leases", which will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. IFRS 16 must be applied on annual periods beginning on or after January 1, 2019. The Company's management is currently assessing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

Other standards and interpretations non-significant for the Company’s financial statements:

-	Amendments to IAS 12 - Recognition of Deferred Tax Assets for Unrealized Losses
-	Amendments to IAS 7 – Disclosure initiative
-	Amendment to IFRS 2 - Classification and Measurement of Share-based Payment Transactions
-	Annual Improvements to IFRS 2014-2016 cycle
-	IFRIC 22 — Foreign Currency Transactions and Advance Consideration

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT

1)	Financial risk factors

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

Ternium’s foreign exchange policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2016. These balances include intercompany positions where the intervening parties have different functional currencies.

	Functional currency
USD million Exposure to	USD	ARS

US dollar (USD)	-	(61)
EU euro (EUR)	10	(4)
Argentine peso (ARS)	(0)	-
Mexican peso (MXN)	(526)	-
Colombian peso (COP)	(11)	-
Other currencies	(0)	(4)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

The main relevant exposures correspond to:

(a)	Argentine peso vs. US dollar

The cumulative devaluation for the Argentine peso during 2016 was 17.9%. The devaluation generated a negative effect of USD 140 million, included as currency translation adjustment in Other comprehensive income in connection with the valuation of Ternium's Argentine subsidiaries’ equities (mainly Siderar S.A.I.C.), and a loss of USD 21 million, included as net foreign exchange results in the Income Statement.

If the Argentine peso had weakened by 1% against the US dollar, it would have generated a pre-tax loss of USD 0.7 million as of December 31, 2016, and a pre-tax loss of USD 0.5 million as of December 31, 2015.

(b)	Mexican peso vs. US dollar

If the Mexican peso had weakened by 1% against the US dollar, it would have generated a pre-tax gain of USD 5.5 million and USD 3.8 million as of December 31, 2016 and 2015, respectively.

(c)	Colombian peso vs. US dollar

If the Colombian peso had weakened by 1% against the US dollar, it would have generated a pre-tax gain of USD 0.1 million and no effects as of December 31, 2016 and 2015, respectively.

We estimate that if the Argentine peso, Mexican peso and Colombian peso had weakened simultaneously by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 4.9 million higher (USD 3.3 million higher as of December 31, 2015), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, trade payables, borrowings and other liabilities.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 1.1 billion, the currency translation adjustment included in total equity would have been USD 10.4 million lower (USD 10.1 million lower as of December 31, 2015), arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as interest rate swaps.

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 6.92% and 3.37% for 2016 and 2015, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2016 and 2015, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

Ternium’s total variable interest rate debt amounted to USD 814 million (66.8% of total borrowings) at December 31, 2016 and USD 1,059 million (69.6% of total borrowings) at December 31, 2015.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2016, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2016 would have been USD 13.5 million lower (USD 17.7 million lower as of December 31, 2015).

1.2) Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 65.7% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2016, in comparison with approximately 60.7% as of December 31, 2015.

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

As of December 31, 2016, trade receivables total USD 635.0 million (USD 511.5 million as of December 31, 2015). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 2.4 million (USD 2.4 million as of December 31, 2015), credit insurance of USD 326.9 million (USD 285.0 million as of December 31, 2015) and other guarantees of USD 7.6 million (USD 7.3 million as of December 31, 2015).

As of December 31, 2016, trade receivables of USD 571.9 million (USD 436.2 million as of December 31, 2015) were fully performing.

As of December 31, 2016, trade receivables of USD 69.1 million (USD 82.9 million as of December 31, 2015) were past due (mainly up to 180 days).

The amount of the allowance for doubtful accounts was USD 6.0 million as of December 31, 2016 (USD 7.6 million as of December 31, 2015).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

The carrying amounts of the Company’s trade and other receivables as of December 31, 2016, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	636
EU euro (EUR)	22
Argentine peso (ARS)	12
Mexican peso (MXN)	119
Colombian peso (COP)	57
Other currencies	2

848

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

USD million	2017	2018	2019	2020	Thereafter

Borrowings	822	226	36	36	98
Interests to be accrued (1)	30	8	4	3	4
Trade payables and other liabilities	588	6	7	1	13

Total	1,440	240	47	40	115

(1) These amounts do not include the effect of derivative financial instruments.

As of December 31, 2016, total borrowings less cash and cash equivalents and other current and non-current investments amounted to USD 884.3 million.

1.4) Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.19 and 0.24 as of December 31, 2016 and 2015, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

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

As of December 31, 2016 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Held to maturity	Total

(i) Assets as per statement of financial position
Receivables	127,241	-	-	127,241
Derivative financial instruments	-	316	-	316
Trade receivables	635,015	-	-	635,015
Other investments	52,995	83,117	14,739	150,851
Cash and cash equivalents	83,437	100,026	-	183,463

Total	898,688	183,459	14,739	1,096,886

As of December 31, 2016 (in USD thousands)	Derivatives	Other financial liabilities	Held to maturity	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	35,107	-	35,107
Trade payables	-	580,941	-	580,941
Derivative financial instruments	287	-	-	287
Borrowings	-	1,218,635	-	1,218,635

Total	287	1,834,683	-	1,834,970

As of December 31, 2015 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Held to maturity	Total

(i) Assets as per statement of financial position
Receivables	34,342	-	-	34,342
Derivative financial instruments	-	1,787	-	1,787
Trade receivables	511,464	-	-	511,464
Other investments	69,935	167,256	-	237,191
Cash and cash equivalents	74,841	76,650	-	151,491

Total	690,582	245,693	-	936,275

As of December 31, 2015 (in USD thousands)	Derivatives	Other financial liabilities	Held to maturity	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	23,298	-	23,298
Trade payables	-	555,621	-	555,621
Derivative financial instruments	20,635	-	-	20,635
Borrowings	-	1,521,023	-	1,521,023

Total	20,635	2,099,942	-	2,120,577

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

Fair Value by Hierarchy

Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

-	Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

-	Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2016 and 2015:

	Fair value measurement as of December 31, 2016 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	100,026	100,026	-
Other investments	83,117	78,105	5,012
Derivative financial instruments	316	-	316

Total assets	183,459	178,131	5,328

Financial liabilities at fair value through profit or loss
Derivative financial instruments	287	-	287

Total liabilities	287	-	287

	Fair value measurement as of December 31, 2015 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	76,650	76,650	-
Other investments	167,256	140,092	27,164
Derivative financial instruments	1,787	-	1,787

Total assets	245,693	216,742	28,951

Financial liabilities at fair value through profit or loss
Derivative financial instruments	20,635	-	20,635

Total liabilities	20,635	-	20,635

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2016, the effective portion of designated cash flow hedges amounts to USD 0.1 million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

29.	SUBSEQUENT EVENTS - Agreement for the acquisition of CSA Siderúrgica do Atlântico Ltda.

On February 21, 2017, the company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. entered into a definitive agreement with thyssenkrupp AG (“tkAG”) to acquire a 100% ownership interest in thyssenkrupp Slab International B.V. (“tkSI”) and its wholly-owned subsidiary CSA Siderúrgica do Atlântico Ltda. (“CSA”). In addition, tkAG will assign to Ternium a 2.0 million tons per year agreement to supply slabs to thyssenkrupp’s former Calvert re-rolling facility in Alabama, U.S.. The price of the transaction was set using EUR1.5 billion as enterprise value and September 30, 2016, as a locked-box date, and is subject to agreed-upon adjustments at closing. The transaction, which will require antitrust clearance in several jurisdictions, including Brazil, Germany and the U.S., and other conditions, is expected to close on or before September 30, 2017.

Based on the agreed-upon valuation and adjustments as of September 30, 2016, and considering CSA’s financial debt with BNDES of EUR 0.3 billion, Ternium expects to disburse EUR 1.26 billion for this transaction.

The assets to be acquired had in calendar year 2016 consolidated annual sales of EUR 1.6 billion, shipments of 4.3 million tons and EBITDA of EUR256 million. CSA is a steel slab producer with a steelmaking facility located in the state of Rio de Janeiro, Brazil, and has an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant.

Ternium anticipates that it will finance the acquisition with bank debt, and that it will begin consolidating tkSI’s balance sheet and results of operations as from the third quarter of 2017.

Pablo Brizzio

Chief Financial Officer

Item 19. Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of May 6, 2015*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***

4.3	Amended and Restated Shareholders Agreement, dated January 16, 2012, between Caixa dos Empregados da Usiminas, Confab Industrial S.A., Metal One Corporation, Mitsubishi Corporation do Brasil, S.A., Nippon Steel Corporation, Nippon Usiminas Co., Ltd., Prosid Investments S.C.A., Siderar S.A.I.C., and Ternium Investments S.àr.l.****

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on June 1, 2015 (File No. 001-32734 15904430).

**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

***	Incorporated by reference to the Registration Statement on Form F-1, filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on April 25, 2012 (File No. 001-32734 12780429).