Form 20-F
period 2017-12-31
Ternium S.A.
filed 2018-04-24
CIK 1342874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-3132734

TERNIUM S.A. (Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

29, Avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Alejandra Hryszkiewicz
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

*Ordinary shares of Ternium S.A. are not listed for trading but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

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

•
References to the “Ternium companies” are to the Company’s manufacturing subsidiaries, namely Ternium México S.A. de C.V., or “Ternium Mexico,” a Mexican corporation; Ternium Brasil Ltda., or “Ternium Brasil” (formerly, CSA Siderúrgica do Atlântico Ltda., or CSA), a Brazilian corporation; Ternium Argentina S.A., or “Ternium Argentina,” (formerly Siderar S.A.I.C., or Siderar), an Argentine corporation, Ternium Colombia S.A.S., or “Ternium Colombia,” formerly Ferrasa S.A.S., or Ferrasa), a Colombian corporation; Ternium Internacional Guatemala S.A., or “Ternium Guatemala,” a Guatemalan corporation; Ternium USA Inc., or “Ternium USA”, a Delaware corporation; Las Encinas S.A. de C.V., or “Las Encinas,” a Mexican corporation; and Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V., or “Consorcio Peña Colorada,” a Mexican corporation, and their respective subsidiaries;

•	References to “Tenaris” are to Tenaris S.A., a Luxembourg public limited liability company (société anonyme) and a significant shareholder of the Company;

•	References to “San Faustin” are to San Faustin S.A., a Luxembourg corporation and the Company’s indirect controlling shareholder;

•	References to “Exiros” are to Exiros B.V., a Dutch corporation, and its subsidiaries under the brand “Exiros;”

•	References to “Tecpetrol” are to Tecpetrol International S.A., a wholly owned subsidiary of San Faustin;

•	References to “Tenigal” are to Tenigal S.R.L. de C.V., a Mexican company, 51% owned by Ternium and 49% owned by Nippon Steel & Sumitomo Metal Corporation, or NSSMC;

•
References to “Usiminas” are to Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, a Brazilian corporation in which we own a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of Usiminas’ capital. For further information on our investment in Usiminas, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments-Usiminas”, Item 5. “Operating and Financial Review and Prospects—G. Recent Developments,” and note 3 to our consolidated financial statements included elsewhere in this annual report;

•	References to “ADSs” are to the American Depositary Shares, which are evidenced by American Depositary Receipts, or ADRs;

•	References to “finished steel products” when used in connection with production capacity are to finished steel products and semi-finished steel products intended to be sold to third parties;

•	References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons;

•	References to “billions” are to thousands of millions, or 1,000,000,000; and

•
References to “Ternium Investments” are to Ternium Investments S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée), and a wholly owned subsidiary of the Company.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION
Accounting Principles
We prepare our consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and adopted by the European Union (“EU”). IFRS differs in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP.
This annual report includes our audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015.
Currencies
In this annual report, unless otherwise specified or the context otherwise requires:

•	“dollars,” “U.S. dollars,” “USD” or “US$” each refers to the United States of America dollar;

•	“Mexican pesos” or “MXN” each refers to the Mexican peso;

•	“Argentine pesos” or “ARS” each refers to the Argentine peso; and

•	“Brazilian reais” or “BRL” each refers to the Brazilian real.

•	"Colombian pesos" or "COP" each refers to the Colombian peso.
On December 31, 2017, the U.S. dollar sell exchange rate in Mexico (as published by Banco de México, or the Mexican Bank) was MXN19.6629=USD1.0000; the U.S. dollar sell exchange rate in Brazil (as published by Banco Central do Brasil, or the Brazilian Central Bank) was BRL3.3080=USD1.0000; the U.S. dollar sell exchange rate in Argentina (as published by Banco Central de la República Argentina, or the Argentine Central Bank) was ARS18.774=USD1.0000; and the U.S. dollar average exchange rate in Colombia (as published by Banco de la República, or Colombian Republic Bank) was COP2,984.00=USD1.0000. Those rates may differ from the actual rates used in preparation of the Company’s consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into any of these currencies.
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

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This annual report and any other oral or written statements made by us to the public may contain “forward-looking statements” within the meaning of and subject to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and under applicable securities laws. This annual report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Ternium’s future financial condition and performance, which are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment in Ternium’s securities.
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

•
the uncertainties associated with the performance of our investment in Usiminas (including those concerning the operating and financial performance of Usiminas and the Brazilian economy in general and the trading price of Usiminas’ ordinary and preferred shares);

•	changes in domestic and foreign laws and regulations, including changes relating to tax, trade and foreign exchange matters, or the imposition of tariffs, quotas or other trade barriers;

•	regional or general changes in asset valuations;

•	uncertainties as to the result of our iron ore exploration activities or the successful exploitation of our mines;

•	our ability to successfully implement our business strategy or to grow through acquisitions, greenfield and brownfield projects, joint ventures and other investments; and

•	other factors or trends affecting the steel and mining industries generally and our financial condition in particular.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect Ternium’s financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of changes of circumstances or management’s estimates or opinions, new information, future events or otherwise.
PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.
Item 3.     Key Information

A.	Selected Financial Data
The selected consolidated financial data set forth below have been derived from our consolidated financial statements for each of the years and at the dates indicated herein. The consolidated financial statements for the years 2017, 2016 and 2015 are included in this annual report, and the consolidated financial statements for the years 2014 and 2013 are not included in this annual report.
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

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	(*)
	2017	2016	2015	2014	2013
Selected consolidated income statement data

Net sales	9,700,296	7,223,975	7,877,449	8,726,057	8,530,012
Cost of sales	(7,403,025)	(5,384,390)	(6,477,272)	(6,925,169)	(6,600,292)

Gross profit	2,297,271	1,839,585	1,400,177	1,800,888	1,929,720
Selling, general and administrative expenses	(824,247)	(687,942)	(770,292)	(816,478)	(843,311)
Other operating income (expenses), net	(16,240)	(9,925)	9,454	71,751	23,014

Operating income	1,456,784	1,141,718	639,339	1,056,161	1,109,423

Finance expense	(114,583)	(89,971)	(89,489)	(117,866)	(132,113)
Finance income	19,408	14,129	7,981	7,685	9,517
Other financial income (expenses), net	(69,915)	37,957	(17,922)	40,731	(12,879)
Equity in earnings (losses) of non-consolidated companies (1)	68,115	14,624	(272,810)	(751,787)	(31,609)

Profit before income tax expense	1,359,809	1,118,457	267,099	234,924	942,339
Income tax expense	(336,882)	(411,528)	(207,320)	(339,105)	(349,426)

Profit (Loss) for the year	1,022,927	706,929	59,779	(104,181)	592,913

Attributable to:
Owners of the parent	886,219	595,644	8,127	(198,751)	455,425
Non-controlling interest	136,708	111,285	51,652	94,570	137,488

Profit (Loss) for the year	1,022,927	706,929	59,779	(104,181)	592,913

Depreciation and amortization	474,299	406,890	433,788	414,797	377,133
Weighted average number of shares outstanding (2)	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic earnings (losses) per share (in USD per share) (3) (4)	0.45	0.30	—	(0.10)	0.23
Basic earnings (losses) per ADS (in USD per ADS) (3) (4)	4.51	3.03	0.04	(1.01)	2.32
Dividends per share (in USD per share)	0.110	0.100	0.090	0.090	0.075
Dividends per ADS (in USD per ADS)	1.10	1.00	0.90	0.90	0.75

(1)
Equity in earnings (losses) of non-consolidated companies include write downs of our investment in Usiminas, as a result of the performance of impairment tests, of USD739.8 million in 2014, and USD191.9 million in 2015, with no write downs in 2013, 2016 and 2017.

(2)
Of the 2,004,743,442 shares issued as of December 31, 2017, the Company held 41,666,666 that were repurchased from Usiminas on February 15, 2011. Such shares were not considered outstanding for purposes of the calculation of the weighted average number of shares.

(3)
International Accounting Standard N° 1 (IAS 1) (revised) requires that income for the year as shown in the income statement includes the portion attributable to non-controlling interest. Basic earnings per share and basic earnings per ADS, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.

(4)	Diluted earnings per share and per ADS (expressed in USD per share or ADS), equals basic earnings per share or ADS, respectively.

(*)
In 2017, the financial statements of Ternium Brasil were consolidated into Ternium's, starting in September. For more information, see note 3 to our consolidated financial statements included in this annual report.

In thousands U.S. dollars	At December 31,
(except number of shares and per share data)	(*)
	2017	2016	2015	2014	2013
Selected consolidated balance sheet data

Non-current assets	7,727,283	5,622,556	5,480,389	6,341,290	7,153,162
Property, plant and equipment, net	5,349,753	4,135,977	4,207,566	4,481,027	4,708,895
Other non-current assets(1)	2,377,530	1,486,579	1,272,823	1,860,263	2,444,267
Current assets	4,395,283	2,700,314	2,582,204	3,348,869	3,219,462
Cash and cash equivalents	337,779	183,463	151,491	213,303	307,218
Other current assets(2)	4,054,741	2,506,603	2,419,046	3,120,810	2,894,474
Non-current assets classified as held for sale	2,763	10,248	11,667	14,756	17,770

Total assets	12,122,566	8,322,870	8,062,593	9,690,159	10,372,624

Capital and reserves attributable to the owners of the parent(3)	5,010,424	4,391,298	4,033,148	4,697,201	5,340,035
Non-controlling interest	842,347	775,295	769,849	937,502	998,009

Non-current liabilities	3,442,521	1,324,785	1,558,979	1,964,070	2,185,421

Borrowings	1,716,337	396,742	607,237	900,611	1,204,880
Deferred tax liabilities	513,357	609,004	609,514	670,523	605,883
Other non-current liabilities	1,212,827	319,039	342,228	392,936	374,658

Current liabilities	2,827,274	1,831,492	1,700,617	2,091,386	1,849,159

Borrowings	1,505,570	821,893	913,786	1,264,208	797,944
Other current liabilities	1,321,704	1,009,599	786,831	827,178	1,051,215

Total liabilities	6,269,795	3,156,277	3,259,596	4,055,456	4,034,580
Total equity and liabilities	12,122,566	8,322,870	8,062,593	9,690,159	10,372,624

Number of shares(3)	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

(1)	Includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of USD662.3 million as of December 31 of each year.

(2)
As of December 31, 2017, 2016, 2015, 2014 and 2013, includes financial assets with maturity of more than three months for a total amount of USD132.7 million, USD144.9 million, USD237.2 million, USD150.0 million and USD169.5 million, respectively.

(3)
The Company’s share capital as of December 31, each year was represented by 2,004,743,442 shares, par value USD1.00 per share, for a total amount of USD2,004.7 million. Of the 2,004,743,442 shares, as of December 31, 2017, the Company held 41,666,666, repurchased from Usiminas on February 15, 2011.

(*)
In 2017, the financial statements of Ternium Brasil were consolidated into Ternium's, starting in September. For more information, see note 3 to our consolidated financial statements included in this annual report.

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
Steel demand is sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products and are also affected by national, regional or global economic conditions. A downturn in economic activity would reduce demand for steel products. This would have a negative effect on Ternium’s business and results of operations. A recession or depression affecting developed economies (such as the global downturn in 2008 and 2009 and the downturn in Europe in 2012), or slower growth or recessionary conditions in emerging economies (such as the slowdown being experienced by the Chinese economy since 2014 or the recent recessions in Brazil and Argentina) would exact a heavy toll on the steel industry and adversely affect our business and results of operations.
A protracted fall in steel prices would have a material adverse effect on the results of Ternium, as could price volatility.
Steel prices are volatile and are sensitive to trends in steel demand and raw material costs, such as iron ore and metallurgical coal costs. Historically, the length and nature of business cycles affecting steel demand and raw material costs have been unpredictable. For example, steel prices in the international markets, which had been rising quickly during the first half of 2008, fell sharply beginning in the second half of 2008 and first half of 2009 as a result of collapsing steel demand. A subsequent upward trend, in a context of stronger steel demand and higher raw material costs, lasted until the first quarter of 2011 when international steel prices reached values that almost doubled those prevailing during the first half of 2009. International steel prices followed a downward trend thereafter, accelerating during 2015 and reaching new multi-year lows at the beginning of 2016, reflecting a slowdown in steel demand and a sharp reduction in steel production costs. During the rest of 2016 and 2017, steel prices followed an upward trend as a result of higher industry steel production costs and improved steel demand. A new fall in steel prices could adversely affect Ternium’s operating results by means of lower revenues and could also lead to inventory write-downs. Even if raw material costs decrease in sync with steel prices, the resulting decrease in steel production costs would take several months to be reflected in our operating results as the company would first consume older inventories acquired prior to such raw material cost decrease. In addition, we may be unable to recover, in whole or in part, increased costs of raw materials and energy through increased selling prices on our products, or it may take an extended period of time to do so.
Regional or worldwide excess steel production capacity may lead to unfair trade practices in the international steel markets and/or to intense competition, hampering Ternium’s ability to sustain adequate profitability.
In addition to economic cycles, the steel industry can also be affected by regional or worldwide production over-capacity. Historically, the steel industry has suffered, especially on downturn cycles, from substantial over-capacity. As a result of a slowdown in steel demand growth and protracted increase in steel production capacity in recent years, there are signs of over-capacity in all steel markets, particularly in China, which impacted the profitability of the steel industry and Ternium. Although steel industry profitability improved in 2017, excess steel production capacity may require several years to be absorbed by demand and, as a consequence, may contribute to an extended period of depressed margins and industry weakness.
International trade of steel products conducted under unfair conditions increases particularly during downturn cycles and as a result of production over-capacity. Unfair trade practices may result in the imposition by some countries (that are significant producers and consumers of steel) of antidumping and countervailing duties or other trade measures, and may cause fluctuations in international steel trade. The imposition of such trade remedies or temporary tariffs on major steel exporters in significant steel producing countries could in turn exacerbate pressures in other markets, including Ternium’s, as these exporters target such other markets to compensate, at least partially, for the loss of business resulting from the imposition of trade remedies. Furthermore, Ternium’s exports may be adversely affected by the imposition of trade barriers, as they could prevent or limit Ternium’s access to certain markets and adversely affect Ternium’s business and results of operation. For example, on March 8, 2018, under Section 232 of the Trade

Expansion Act of 1962, the U.S. President imposed a 25% tariff on steel articles imported from all countries; however, the U.S. administration announced that imports from Argentina, Australia, Brazil, Canada, the European Union, Mexico and South Korea, will be temporarily exempted. There is considerable uncertainty surrounding the eventual scope and impact of these measures and its corresponding exemptions. In particular, a decrease in steel imports into the U.S. could stimulate aggressive steel export offers elsewhere, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those in which Ternium operates. For further information, see Item 4. “Information on the Company—B. Business Overview-Regulations—Trade regulations.”
China is the largest steel producing country in the world, accounting for approximately half of worldwide steel production. In 2014 and 2015, China’s steel consumption decreased and Chinese exports expanded rapidly as a result, reaching a record level of exports of 112 million tons. Consequently, Chinese exports of steel products, including exports to Europe, the United States and Mexico, were subject to several antidumping and countervailing investigations, and to the imposition of antidumping and countervailing duties and other trade measures. Chinese exports experienced a 31% reduction in 2017. A new decrease in steel consumption in China could further stimulate aggressive Chinese steel export offers, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those in which Ternium operates. A downturn in global or regional economic activity could further stimulate unfair steel trade practices and, accordingly, may adversely affect our business and results of operations. For further information, see Item 4. “Information on the Company—B. Business Overview—Regulations—Trade regulations.”
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
Ternium’s competitors could use their resources against Ternium in a variety of ways, including by making additional acquisitions, implementing modernization programs, expanding their production capacity, investing more aggressively in product development, and displacing demand for Ternium’s products in certain markets. To the extent that these producers become more efficient, Ternium could confront stronger competition and could fail to preserve its current share of the relevant geographic or product markets. In addition, there has been a trend in the past toward steel industry consolidation among Ternium’s competitors, and current smaller competitors in the steel market could become larger competitors in the future. For further information on our competitors and their investments, see Item 4. “Information on the Company—B. Business Overview—Competition.”
Moreover, there is increasing competition from alternative materials (including aluminum, wood, concrete, plastic and ceramics). In particular, as a result of recent regulatory requirements and the development of alternative materials, certain customers are increasing their consumption of lighter-weight materials, such as aluminum, composites and carbon fiber. Competition from these alternative materials could adversely affect the demand for, and consequently the market prices of, certain steel products and, accordingly, could affect Ternium’s sales volumes and revenues.

Price fluctuations or shortages in the supply of raw materials, slabs and energy could adversely affect Ternium’s profitability.
Like other manufacturers of steel-related products, Ternium’s operations require substantial amounts of raw materials, energy and other inputs from domestic and foreign suppliers. In particular, the Ternium companies consume large quantities of iron ore, metallurgical coal, scrap, ferroalloys, natural gas, electricity, oxygen and other gases in operating their blast and electric arc furnaces. In addition, Ternium is a large consumer of slabs, which are used as an input in the production process. The prices of these raw materials, slabs, energy and other inputs can be volatile. Also, the availability and price of a significant portion of such raw materials, slabs, energy and other inputs Ternium requires are subject to market conditions and government regulations affecting supply and demand. For example, in the past, shortages of natural gas in Argentina resulted in supply restrictions imposed by the former administration which, if repeated in the future, could lead to higher costs of production and eventually to production cutbacks at Ternium Argentina’s facilities. Similarly, in Mexico, constraints in natural gas transportation capacity have led to increased imports of liquefied natural gas, which, from April 1, 2013, resulted in increased natural gas costs and, thus, higher steel production costs. In the past, Ternium has usually been able to procure sufficient supplies of raw materials, slabs, energy and other inputs to meet its production needs; however, it could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of principal inputs to the Ternium companies (including as a result of strikes, lockouts, trade restrictions, accidents or natural disasters, worldwide price fluctuations, the availability and cost of transportation or other problems) would result in lost sales and would have a material adverse effect on Ternium’s business and results of operations. For further information related to raw materials, slabs, energy and other inputs requirements, see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”
Ternium’s companies depend on a limited number of key suppliers.
Ternium’s companies depend on certain key suppliers for their requirements of some of their principal inputs, including Vale S.A., or “Vale”, for iron ore, BHP Billiton and Warrior for metallurgical coal, Carbo One for pulverized coal injection coal and ArcelorMittal for slabs. In general, there is a trend in the industry towards consolidation among suppliers of iron ore and other raw materials. Ternium’s companies have entered into long-term contracts for the supply of some (but not all) of their principal inputs and it is expected that they will maintain and, depending on the circumstances, renew these contracts. However, if any of the key suppliers fails to deliver or there is a failure to renew these contracts, the Ternium companies could face limited access to some raw materials, slabs, rolled steel products, energy or other inputs, or higher costs and delays resulting from the need to obtain their input requirements from other suppliers.
Risks Relating to our Business
If Ternium does not successfully implement its business strategy, its opportunities for growth and its competitive position could be adversely affected.
Ternium plans to continue implementing its business strategy of enhancing its position as a competitive steel producer, focusing on higher margin value-added products, pursuing strategic growth opportunities, implementing Ternium’s best practices in acquired and new businesses, providing services to a wider range of customers in the local and export markets, improving utilization levels of our plants, increasing efficiency and further reducing production costs. For example, on March 1, 2017 and on September 28, 2017, Ternium announced plans to build a hot-dip galvanizing line, a pre-painting line and, following Ternium’s acquisition of Brazilian steel slab producer CSA, on September 7, 2017, a hot-rolling mill in its facility in Pesquería, Mexico. For more information on these events, see note 3 “Acquisition of business” to our consolidated financial statements included elsewhere in this annual report and Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program.” Any of these components or Ternium’s overall business strategy could be delayed or abandoned or could cost more than anticipated, any of which could impact its competitive position and reduce its revenue and profitability. For example, Ternium could fail to develop its projects and/or to make acquisitions and/or integrate newly acquired businesses to increase its steel production capacity, or may lose market share in its regional markets. Even if Ternium successfully implements its business strategy, such strategy may not yield the desired goals.

Future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.
A key element of Ternium’s business strategy is to identify and pursue growth-enhancing opportunities. As part of that strategy, we regularly consider acquisitions, greenfield and brownfield projects and other significant investments. However, any growth project will depend upon market and financing conditions. We must necessarily base any assessment of potential acquisitions or other investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Furthermore, we may fail to find suitable acquisition targets or fail to consummate our acquisitions under favorable conditions.
In the past, Ternium acquired interests in various companies, including Hylsamex S.A. de C.V., or Hylsamex, one of the main steel producers in Mexico; Grupo Imsa S.A. de C.V., a leading Mexican steel processor (both currently Ternium Mexico); Ternium Colombia, a Colombian steel producer and processor; and more recently Ternium Brasil, a Brazilian steel slab producer. Ternium has also announced plans to build new facilities in Mexico and Colombia. For more information on our 2017 acquisition of Ternium Brasil and our capital expenditure program see note 3 “Acquisition of business” to our consolidated financial statements included elsewhere in this annual report and Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program”. Ternium also formed, together with Nippon Steel (currently, NSSMC), Tenigal for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automotive market. In 2012, Ternium acquired a participation in the control group of Usiminas, the largest flat steel producer in Brazil, and in 2014 and 2016, Ternium significantly increased its equity investment in that company. Our acquisitions or other investments may not perform in accordance with our expectations and could have an adverse impact on our operations and profits. Furthermore, we may be unable to successfully integrate any acquired businesses into our operations, realize expected synergies or accomplish the business objectives that were foreseen at the time of deciding any such investment. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions. These risks, and the fact that integration of any acquired businesses will require a significant amount of time and resources of Ternium’s management and employees, could have an adverse impact on Ternium’s ongoing business and could have a material adverse effect on its business, financial condition and results of operations.
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
We recorded significant goodwill in connection with the acquisition of our Mexican subsidiaries, as well as our investments in non-consolidated companies in connection with our acquisition of a participation in Usiminas. We performed several impairment tests on our investment in Usiminas and, as of December 31, 2012, September 30, 2014 and December 31, 2015, wrote it down by USD275.3 million, USD739.8 million and USD191.9 million, respectively (see Item 5. “Operating and Financial Review and Prospects—Overview—Useful lives and impairment of property, plant and equipment and other long-lived assets”).
As of December 31, 2017, goodwill in connection with our Mexican subsidiaries amounted to USD662.3 million and the carrying value of our investment in non-consolidated companies, mainly related to our investment in Usiminas, amounted to USD478.3 million. For further information on the Usiminas impairment risk and its implications, see “—If Usiminas is not able to successfully implement its business strategy, or if the business conditions in Brazil or in the global steel and mining industries were to be worse than we expected, the Company may be required to record a significant charge to earnings in the form of a further impairment of its investment in Usiminas, which could have a material adverse effect on Ternium’s results, financial condition or net worth.”
If Ternium’s management determines in the future that the goodwill from our acquisitions or our investments in non-consolidated companies are impaired, Ternium will be required to recognize a non-cash charge against earnings, which could materially adversely affect Ternium’s results of operations and net worth.
If Usiminas is not able to successfully implement its business strategy, or if the business conditions in Brazil or in the global steel and mining industries were to be worse than we expected, the Company may be required to record a significant charge to earnings in the form of a further impairment of its investment in Usiminas, which could have a material adverse effect on Ternium’s results, financial condition or net worth.
On January 16, 2012, Ternium, together with its subsidiary Ternium Argentina, acquired a participation in the control group of Usiminas, the largest flat steel producer in Brazil, for a total consideration of USD2.2 billion. On October 30, 2014, Ternium acquired additional ordinary shares of Usiminas for a total consideration of USD249.0 million. Between 2012 and September 2014, Usiminas improved its performance and results of operations as a result of the implementation of certain changes in its strategy and business practices.
Beginning in the fourth quarter of 2014, Brazilian steel-intensive industrial sectors such as the capital goods, durable goods, vehicles and machinery and equipment sectors were adversely affected by low investments, weak consumption, strong imports and high inventories. These developments adversely affected demand for steel in Brazil and Usiminas’ operating results and financial condition, resulting in the need for additional equity capital, among other things. On April 20, 2016, Ternium, together with its subsidiary Ternium Argentina, subscribed to preferred shares of Usiminas for a total subscription price of USD3.1 million. On July 19, 2016, Usiminas’ extraordinary general shareholders’ meeting homologated a capital increase, and Ternium, together with its subsidiary Ternium Argentina, was issued ordinary shares for a total subscription value of USD110.9 million. Ternium owns 34.4% of ordinary shares and 1.6% of preferred shares representing 20.5% of Usiminas’ capital, and holds 35.6% of the voting rights within the Usiminas’ control group. For further information on the Usiminas transactions, see note 3 “Acquisition of business” to our consolidated financial statements included elsewhere in this annual report.
Further changes to Usiminas’ strategy and business practices will be required in the future in order to achieve sustainable profitability, and we cannot assure that such changes will take place or be successful. In 2014 a conflict arose within the Usiminas control group and its board with respect to the governance of Usiminas, including with respect to the rules applicable to the appointment of senior managers, the application of the shareholders’ agreement in matters involving fiduciary duties, and the company’s strategy. Although such conflict was resolved with an agreement between Ternium, NSSMC and Previdência Usiminas (formerly known as Caixa do Empregados do Usiminas), Usiminas’ employee pension fund, on new governance rules for Usiminas, any future conflicts may make it more difficult to reach consensus within the control group; and, under the new Usiminas shareholders’ agreement, no control group member can, without the consent of other shareholder group or groups, implement any change to Usiminas’ business strategy, and therefore any necessary changes may not take place or fail to be implemented. For further information related to the conflict within the Usiminas control group and the recent agreement between Ternium, NSSMC and Previdência Usiminas on governance rules for Usiminas, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments-Usiminas” and Item 5. “Operating and Financial Review and Prospects—Recent Developments.”
The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.
Many of the drivers of the estimated recoverable value of Ternium’s investment in Usiminas have exhibited a high degree of volatility in the past and may continue to do so in the future, as they are affected by fluctuations in Brazil’s macroeconomic variables. Brazil has experienced from time to time varying degrees of economic, political, social and regulatory developments, including fluctuating prices of commodities, fluctuating trade balances, inflation, devaluation, civil unrest, tax increases, changes (including retroactive changes) in the enforcement or interpretation of tax laws and other retroactive tax claims or challenges, and changes in laws or regulations, creating uncertainty regarding the country’s future macroeconomic environment. Furthermore, the business conditions in Brazil or the global steel and mining industries could turn out to be worse than those we expected when assessing the value of our investment in Usiminas, which could in turn modify our expectations for the financial return on our investment in Usiminas. For further information about the risks of doing business in Brazil, see “—Risks Relating to the Countries in Which We Operate—Brazil.”
For example, as of December 31, 2012, September 30, 2014, and December 31, 2015, Ternium wrote down its investment in Usiminas by USD275.3 million, USD739.8 million and USD191.9 million, respectively. As of December 31, 2017, the carrying value of Ternium’s investment in Usiminas was USD466.3 million, and the closing price of Usiminas’ ordinary and preferred shares, as quoted on the São Paulo stock exchange, BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros, was BRL10.83 (approximately USD3.27) per ordinary share and BRL9.10 (approximately USD2.75) per preferred share, giving Ternium’s ownership stake a market value of approximately USD817.6 million as of that date.

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
From time to time, Ternium takes measures in order to become more competitive; none of the measures taken in the past have resulted in significant labor unrest. However, we cannot assure that this situation will remain stable or that future measures will not result in labor actions against us. Any future stoppage, strike, disruption of operations or new collective bargaining agreements could result in lost sales and could increase Ternium’s costs, thereby affecting our results of operations. For more information on the geographic distribution of our workforce and labor relations, see Item 6. “Directors, Senior Management and Employees—D. Employees.”
Changes in exchange rates or any limitation in the ability of the Ternium companies, including associates, to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.
The operations of the Ternium companies expose them to the effects of changes in foreign currency exchange rates and changes in foreign exchange regulations. A significant portion of Ternium’s sales are carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact the Ternium companies’ results and net worth as reported in their income statements, statements of comprehensive income and statements of financial position in the form of both translation risk and transaction risk. In the ordinary course of business, the Ternium companies may see fit to enter from time to time into exchange rate derivatives agreements to manage their exposure to exchange rate changes. Future regulatory or financial restrictions in the countries where Ternium operates may affect its ability to mitigate its exposure to exchange rate fluctuations, and thus could cause an adverse impact on Ternium’s results of operations, financial condition or cash flows. For information concerning the effect of the changes in exchange rates on Ternium’s business and results, see Item 5. “Operating and Financial Review and Prospects—Overview.”
Cyberattacks could have a material adverse impact on our business and results of operation.
We rely heavily on information systems to conduct our business. Although we devote significant resources to protect our systems and data, we may experience varying degrees of cyber incidents in the normal conduct of our business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing and/or cyberattacks. These threats often arise from numerous sources, not all of which are within our control, such as fraud or malice from third parties, failures of computer servers or other accidental technological failure, electrical or telecommunication outages or other damage to our property or assets. Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be sufficient to prevent or detect such incidents or attacks, or to avoid a material adverse impact on our systems when such incidents or attacks do occur. While we attempt to mitigate these risks, we remain vulnerable to additional known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks. If our systems for protecting against cybersecurity risks are circumvented or breached, this could also result in disruptions to our business operations (including but not limited to, defective products or production downtimes), access to our financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including our intellectual property and customer data), as well as damage to our reputation with our customers and the market, failure to meet customer requirements, customer dissatisfaction and/or other financial costs and losses. In addition, given that cybersecurity threats continue to evolve, we may be required to devote additional resources in the future to enhance our protective measures or to investigate and/or remediate any cybersecurity vulnerabilities. Moreover, any investigation of a cyber-attack would take time before completion, during which we would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of such cyberattack). Ternium does not maintain any specific insurance coverage to protect against cybersecurity risks. Even if we contracted such coverage in the future, we cannot ensure that it will be sufficient to cover any particular losses resulting from a cyberattack.
Risks Relating to our Mining Activities
Mining is one of Ternium’s two reporting segments, and iron ore is one of the principal raw materials used by Ternium’s operating subsidiaries in its steelmaking segment. Ternium has equity interests in two iron ore mining companies in Mexico: a 100% interest in Las Encinas and a 50% interest in Consorcio Peña Colorada. In addition, although Ternium is currently seeking to secure a stable supply of iron ore for its own internal consumption, in the future it could seek to expand its supplies of iron ore depending upon, among other factors, market conditions and strategic needs. Our present and future mining activities are or would be subject to particular risks, as follows:
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
Communities living or owning land near areas where we operate may take actions to oppose and interfere with our mining activities. Although we make significant efforts to maintain good relationships with such communities, actions taken by them (or by interest groups within those communities) may hamper our ability to conduct our mining activities as planned, request the government to revoke or cancel our concessions or environmental or other permits, prevent us from fulfilling agreements reached with the government in connection with our mining activities, or significantly increase the cost of exploring and/or exploiting the mines, thereby adversely affecting our business and results of operations. For example, in Aquila, Mexico, in 2011, 2012 and 2013, members of certain native communities blocked roads demanding higher compensation for the use of land for mining activities (and these actions prevented Ternium from transporting iron ore from the mines to the pelletizing facilities for periods of time that on some occasions ultimately resulted in a technical stoppage of the mining activities in Aquila). More recently, in July 2015, a group of people demanding additional benefits for the native community entered and occupied certain Consorcio Peña Colorada’s facilities located in Colima and Jalisco, Mexico, blocked the principal accesses and impeded the entrance and exit of the employees for more than eight hours. In 2013, local communities initiated legal actions aimed at the cancellation of certain permits granted to Las Encinas and to Consorcio Peña Colorada. Although those legal actions did not succeed, Mexican legislation affords judges the power to preemptively suspend environmental or other permits or concessions, or to take certain other measures, in order to protect the ejidos (land jointly owned by native communities) until a legal action is resolved. An adverse legal decision suspending or cancelling our permits, or the illegal occupation of our facilities, could adversely impact our mining activities and results of operations.
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
As of the date of this annual report, San Faustin beneficially owned 62.02% of our outstanding voting shares and Tenaris, which is also controlled by San Faustin, held 11.46% of our outstanding voting shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or “RP STAK,” holds voting shares in San Faustin sufficient in number to control San Faustin and therefore has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, our controlling shareholder may cause a general meeting of shareholders to be held, propose the agenda for such meeting, and vote at such meeting in favor of an issuance of shares for consideration without preemptive rights of existing shareholders, thereby diluting the minority interest in the Company. See Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders.”
Non-controlling interests in our subsidiaries could delay or impede our ability to complete our strategy.
We do not own one hundred percent of the interests in certain of our subsidiaries.

As of March 31, 2018, 26.03% of Ternium Argentina was held by Administración Nacional de la Seguridad Social, or ANSeS, Argentina’s governmental social security agency, and 13.03% was publicly held. ANSeS became a significant shareholder of Ternium Argentina in the last quarter of 2008 as a result of the nationalization of Argentina’s private pension system, which caused assets under administration of Argentina’s private pension funds—including significant interests in publicly traded companies, such as Ternium Argentina, held by such funds—to be transferred to ANSeS.
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
The results of Ternium’s operations are subject to the risks of doing business in emerging markets, principally in Mexico, Brazil and Argentina and to a lesser extent in Colombia, and have been, and could in the future be, affected from time to time to varying degrees by economic, political, social and regulatory developments, such as nationalization, expropriation or forced divestiture of assets; restrictions on production, domestic sales, imports and exports; interruptions to essential energy inputs; restrictions on the exchange or transfer of currency, repatriation of capital, or payment of dividends, debt principal or interest, or other contractual obligations; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of our facilities; direct and indirect price controls; tax increases, changes (including retroactive) in the enforcement or interpretation of tax laws and other retroactive tax claims or challenges; changes in laws or regulations; cancellation of contract rights; and delays or denial of governmental approvals. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected country and, depending on their materiality, on the results of operations and financial condition of Ternium as a whole.
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
In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States and could be affected by changes in the terms of the North American Free Trade Agreement, or NAFTA, which is currently under renegotiation. If problems such as deterioration in Mexico’s economic conditions reemerge (for example, as a result of lower revenues due to oil price decline) or there is a future re-emergence of social instability, political unrest, reduction in government spending or other adverse social developments, foreign exchange and financial markets may exhibit continued volatility, which, depending on its severity and duration, could adversely affect the business, results of operations, financial condition or liquidity of Ternium. Moreover, adverse economic conditions in Mexico could result in, among other things, higher interest rates accompanied by reduced opportunities for refunding or refinancing, reduced domestic consumption of Ternium’s products, decreased operating results and delays in the completion of ongoing and future capital expenditures.

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
In recent years, there have been high incidences of violence and crime related to drug trafficking in Mexico, including the Monterrey area in Nuevo León, where our main facilities are located, and Michoacán, where some of our mining facilities are located. Security issues could affect our day-to-day operations and could also result in an economic slowdown, reducing domestic demand for our products and thereby having an adverse effect on our business. A deterioration of the security situation could result in significant obstacles or additional costs to the implementation of our growth plans in Mexico, including delays in the completion of capital expenditures.
Uncertainties related to the renegotiation of NAFTA's terms could adversely impact our results of operations and net results.
Mexico, the U.S. and Canada are currently renegotiating NAFTA’s terms. Uncertainties about the possible outcome of such renegotiation could adversely affect the investment climate and economic activity in Mexico, even though a significant period may elapse until any potential changes become effective. Moreover, amendments to NAFTA’s terms or the termination of NAFTA could adversely and materially affect Ternium’s shipments, results of operations and net worth.
Brazil
Since September 2017, Ternium has significant manufacturing operations and assets located in Rio de Janeiro, Brazil, and some of its sales are made in Brazil. Ternium Brasil’s profitability could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Brazil.
Changing economic and political conditions in Brazil, which on several occasions in the past resulted in economic uncertainties and recession, may occur in the future, thereby adversely affecting our business, financial condition and results.
The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of the country’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved hikes in interest rates, wage and price controls, foreign exchange controls and devaluation, freezing of bank accounts, capital controls and restrictions on imports. If repeated in the future, such governmental policies may adversely affect our results of operations.
The Brazilian government’s policies may also result in increases in our tax payments or tariffs, which could adversely affect industry profitability. We may be unable to maintain our projected cash flow and profitability following any increases in Brazilian taxes or tariffs applicable to us and our operations.
The Brazilian economy has been affected by inflation, energy shortages, illiquid lending markets and other political, diplomatic, social and economic developments. Uncertainty over whether the Brazilian government will change policies or regulations affecting these or other factors may contribute to economic instability in Brazil. Our business and results of operations in Brazil could be adversely affected by rapidly changing economic conditions in Brazil or by the Brazilian government’s policy response to such conditions.
Political instability could adversely affect our business, financial condition and results.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect public and investor confidence, which resulted in economic deceleration.
Brazil has experienced heightened economic and political instability derived from various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the ongoing Lava Jato investigation, which has had a negative impact on the Brazilian economy and political environment and contributed to a decline in market confidence in Brazil. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy, which experienced negative gross domestic product, or GDP, growth rates of 3.8% in 2015 and 3.6% in 2016 and a public debt rating downgrade by Moody’s, Standard & Poor’s and Fitch Ratings to below investment grade in 2015.
We cannot predict whether the Lava Jato investigation will lead to further political and economic instability or whether new allegations against government officials will arise in the future. In addition, we cannot predict the outcome of such investigation nor its effect on the Brazilian economy and, consequently, on the results of operations and financial conditions of Ternium's businesses in Brazil.
Within this frame of political and economic uncertainty, the Brazilian Senate voted to hold a trial on impeachment charges against former President Dilma Rousseff, who was suspended from office in May 12, 2016. Ms. Rousseff was replaced by Vice-President Michel Temer, who served as acting President until Ms. Rousseff was permanently removed from office by the Senate on August 31, 2016. President Temer’s term of office is set to end in December 2018. Brazil’s October 2018 election process is uncertain as former President and expected presidential candidate Luiz Inácio Lula da Silva, has been recently imprisoned following conviction under a Lava Jato investigation, and is potentially barred from running for office. Uncertainty on the election process may affect the Brazilian economy.
Inflation may undermine economic growth in Brazil and impact our costs, thereby adversely affecting our results of operations and financial position.
High levels of inflation have in the past undermined the Brazilian economy and the government’s ability to stimulate economic growth. Inflation in Brazil, as reported by the Brazilian National System of Consumer Price Indexes, amounted to 2.95% in 2017, 6.29% in 2016 and 10.67% in 2015. If inflation were to increase again in the future, our results of operations and financial position could be negatively impacted, as BRL-denominated costs (mainly labor-related costs) at Ternium Brasil increase, thereby affecting our cost-competitiveness. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation and hinder our access to Brazilian capital markets, which could adversely affect our business and our ability to finance our operations and capital expenditures, making it impossible to estimate with reasonable certainty future results of operations of Ternium Brasil.
Argentina
Most of Ternium Argentina’s sales revenue is affected by market conditions in Argentina and changes in Argentina’s GDP, and per capita disposable income. Accordingly, Ternium Argentina’s business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Argentina. For more information on Ternium’s sales in Argentina, see Item 4. “Information on the Company—B. Business Overview—Sales—Southern Region.”
Economic and political instability in Argentina, which on several occasions resulted in economic uncertainties and recession, may occur in the future, thereby adversely affecting our business, financial condition and results.
Our business and results of operations in Argentina depend on macroeconomic conditions, among other factors. Steel shipments to the Argentine domestic market were affected as a result of the 2008-2009 downturn in the global economy. Steel shipments to the Argentine domestic market also decreased in 2016, as the country faced a significant rebalancing of the economy’s relative prices in a year of macroeconomic policy changes under the current government’s administration.
The Argentine economy is currently facing significant challenges. High inflation makes renegotiation of collective bargaining agreements difficult. In addition, in the last decade, the economy was affected by supply constraints and capital investment declined significantly due to, among other factors, political, economic and financial uncertainties and government actions adopted by previous administrations, which included price and foreign exchange controls, import restrictions, export taxes, an increased level of government intervention in, or limitations to, the conduct of business in the private sector and other measures affecting investor confidence. Although such restrictions have been lifted, there can be no assurance that they will not be reestablished in the future or that the Argentine government will not take additional similar measures in the future.
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
In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Beginning in 2004, inflation indicators began showing significant year-over-year increases. The pace of inflation has increased rapidly and significantly over the last few years although is currently trending down. In December 2017, as reported by the Argentine National Institute of Statistics and Census, the consumer price index increased 24.8% year-over-year. Sustained high inflation in Argentina could negatively impact our results of operations and financial position, as ARS-denominated costs (mainly labor-related costs) at Ternium Argentina increase, thereby affecting its cost-competitiveness and adversely affecting its margins. In addition, a high inflation economy could undermine Argentina’s foreign competitiveness in international markets and negatively affect the economy’s activity and employment levels. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Ternium Argentina could be affected by inflation in the future.
The Argentine government has increased taxes on Argentine companies and could further increase the fiscal burden in the future, which could adversely affect our results of operations, net results and financial condition.
Between 1992 and 2017, the Argentine government did not permit the application of an inflation adjustment on the value of fixed assets for tax purposes. As a result of the substantial devaluation of the Argentine peso against the U.S. dollar and significant inflation over the last decade, the amounts that the Argentine tax authorities permit Ternium Argentina to deduct as depreciation for its past investments in plant, property and equipment have been substantially reduced in real terms, thus creating artificial gains for tax purposes which result in effective tax rates that are higher than statutory tax rates. In addition, provincial taxes on Ternium Argentina’s sales have increased over the last few years. In September 2013, Argentine Congress approved a new 10% withholding tax on dividend distributions in Argentina. This measure resulted in a deferred tax loss of USD24.0 million in Ternium’s 2013 results, which was recovered after the elimination of such tax in July 2016. By year-end 2017, Congress passed a new tax law which seeks to gradually decrease the tax burden on Argentine corporations gradually over a five-year period. If the tax burden on Ternium Argentina’s operations or its shareholders were increased in the future, Ternium’s results of operations, net results and financial condition could be adversely affected.
Argentine exchange controls could prevent Ternium from paying dividends or other amounts from cash generated by Ternium Argentina’s operations.
In the past, the Argentine government and the Argentine Central Bank introduced several rules and regulations to reduce volatility in the ARS/USD exchange rate, and implemented formal and informal restrictions on capital inflows into Argentina and capital outflows from Argentina. Although such restrictions were lifted by the current administration, such controls may be reestablished, or additional restrictions of that kind may be imposed in the future, and could expose Ternium to the risk of losses arising from fluctuations in the exchange rate or affect Ternium’s ability to finance its investments and operations in Argentina or impair Ternium’s ability to convert and transfer outside Argentina funds generated by Ternium Argentina. For additional information on Argentina’s current exchange controls and restrictions, see Item 10. “Additional Information—D. Exchange Controls.”
Restrictions on the imports of key steelmaking inputs for Ternium Argentina’s operations could adversely affect Ternium Argentina’s production and revenues and negatively impact Ternium’s results of operations.
Some of Ternium Argentina’s key steelmaking inputs, including iron ore and metallurgical coal, are imported into Argentina. In the past, different government administrations implemented significant import restrictions; for instance, all payments on imports of goods and services were required to be approved by the Argentine federal tax authority and other authorities, such as the Secretary of Commerce. Although most restrictions were lifted by the current government's administration, such import restrictions, if reinstated, could delay imports and adversely affect our business, operations and growth projects in Argentina. In addition, they could affect Ternium Argentina’s exports from Argentina, considering that foreign countries could adopt and implement counter-trade measures.

Restrictions on supply or an increase in the cost of energy to Ternium Argentina’s operations in Argentina could curtail Ternium Argentina’s production and negatively impact Ternium’s results of operations.
For over a decade, Argentina has suffered from an insufficient level of investment in natural gas and electricity supply and transport capacity, coupled with a substantial increase in demand for natural gas and electricity. This, in turn, resulted in shortages of natural gas and electricity to residential users and, in particular, to industrial users, including Ternium Argentina, during periods of high demand. Ternium Argentina’s operations experienced constraints in their natural gas supply requirements and interruptions in their electricity supply at peak hours on many occasions. Although the Argentine government is making efforts to increase availability of energy supply in the country, if demand for natural gas and electricity increases and a matching increase in natural gas and electricity supply and transport capacity fails to materialize on a timely basis, Ternium Argentina’s local production (or that of its main customers and suppliers) could be curtailed, and Ternium Argentina’s sales and revenues could decline. In addition, since 2016 the current administration is gradually reducing the government’s subsidies for natural gas and electricity, aiming to eliminate them by 2019. This is expected to result in higher costs for Ternium Argentina. An increase in Ternium Argentina’s energy costs may adversely affect Ternium Argentina’s results of operations. See “—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, slabs and energy could adversely affect Ternium’s profitability” above.
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
Increased trade liberalization has reduced certain of Ternium’s imported input costs and increased Ternium’s access to many foreign markets. However, greater trade liberalization in its domestic markets is increasing competition for Ternium in such markets. In recent years, as a consequence of a global downturn and an economic slowdown in China, the number of antidumping and countervailing actions limiting trade has increased substantially. Accordingly, producers from certain countries find themselves excluded from certain markets and in need of finding alternatives for their products. As a result, Ternium’s domestic market share could be eroded in the face of foreign imports, and Ternium’s increased exports to foreign markets where import barriers have been reduced may not completely offset domestic market share losses resulting from increased foreign competition.
Countries can impose restrictive import duties and other restrictions on imports under various national trade laws. The timing and nature of the imposition of trade-related restrictions potentially affecting Ternium’s exports are unpredictable. Trade restrictions on Ternium’s exports could adversely affect Ternium’s ability to sell products abroad and, as a result, Ternium’s profit margins, financial condition and overall business could suffer. One significant source of trade restrictions results from countries’ imposition of so-called “antidumping” and “countervailing” duties, as well as “safeguard measures.” These duties can severely limit or altogether impede an exporter’s ability to export to relevant markets. In several of Ternium’s export destinations, such as the United States or Europe, safeguard duties and other protective measures have been imposed against a broad array of steel imports in certain periods of excess global production capacity, as is currently the case. For example, on March 8, 2018, under Section 232 of the Trade Expansion Act of 1962, the U.S. President imposed a 25% tariff on steel articles imported from all countries; however, the U.S. administration announced that imports from Argentina, Australia, Brazil, Canada, the European Union, Mexico and South Korea, will be temporarily exempted. There is considerable uncertainty surrounding the eventual scope and impact of these measures and its corresponding exemptions. For further information, see Item 4. “Information on the Company-B. Business Overview-Regulations-Trade regulations.” Furthermore, certain domestic producers have filed antidumping and/or countervailing duty actions against particular steel imports. Some of these actions have led to restrictions on Ternium’s exports of certain types of steel products to certain steel markets. As domestic producers’ filing of such actions is largely unpredictable, additional antidumping duties, countervailing duties or other such import restrictions could be imposed in the future, limiting Ternium’s export sales to and potential growth in those markets. See Item 4. “Information on the Company-B. Business Overview-Regulations-Trade regulations.”
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
Currently, there are ongoing negotiations for new commitments on greenhouse gas, or GHG, emissions related to the second phase of the Kyoto protocol, which expires in 2020, and the Paris Agreement, an agreement within the United Nations Framework Convention on Climate Change dealing with GHG emissions mitigation. The Paris Agreement consists of two elements: a legally binding commitment by each participating country to set an emissions reduction target, referred to as “Nationally Determined Contributions,” or “NDCs,” with a review of the NDCs that could lead to updates and enhancements every five years beginning in 2023; and a transparency commitment requiring participating countries to disclose in full their progress. New environmental regulations could result from such agreements and ongoing negotiations, including a carbon pricing cap and trade systems, carbon taxes, mandated emission controls and reporting requirements. If such new regulations are issued and become applicable to Ternium, they could have a negative effect on Ternium’s business and results of operations.
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
Volatility in the price of our ADSs may be caused by factors within or outside of our control and may be unrelated or disproportionate to Ternium’s operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as announcements of transactions, investments, or changes in strategies or business plans of Ternium or its competitors, could adversely affect the trading price of our ADSs, regardless of the likely outcome of those developments. Broad market and industry factors could adversely affect the market price of our ADSs, regardless of their actual effect in operating performance. As an example of this volatility, the price of our ADSs closed at USD45.18 on June 2, 2008, and fell to a low of USD4.55 on November 20, 2008. In the 2009-2010 period, the price of our ADSs recovered and reached a high closing price of USD43.26 on January 5, 2011, but then fell to a low of USD15.54 on November 29, 2011. In the 2012-2013 period, the price of our ADSs recovered and reached a high closing price of USD32.24 on January 15, 2014, but then fell to a low of USD10.56 on January 15, 2016. Since then, the price of our ADSs has recovered and traded in a range of USD31.41 to USD36.69 in the first quarter 2018. For more information, see Item 9. “The Offer and Listing—A. Offer and Listing Details.”
Furthermore, the trading price of our ADSs could suffer as a result of developments in emerging markets. Although the Company is organized as a Luxembourg corporation, almost all of its assets and operations are located in Latin America. Financial and securities markets for companies with a substantial portion of their assets and operations in Latin America are, to varying degrees, influenced by political, economic and market conditions in emerging market countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Mexico, Brazil, Argentina and Colombia. See “—Risks Relating to the Countries in Which We Operate.”
In deciding whether to purchase, hold or sell our ADSs, you may not be able to access as much information about us as you would in the case of a U.S. company.
There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in the United States. Furthermore, IFRS, the accounting standards in accordance with which we prepare our consolidated financial statements, differ in certain material aspects from the accounting standards used in the United States.
Holders of our ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.
Certain shareholders’ rights under Luxembourg law, including the right to participate and vote at general meetings of shareholders, to include items on the agenda for the general meetings of shareholders, to receive dividends and distributions, to bring actions, to examine books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. The Bank of New York Mellon, or BNY Mellon, as depositary, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs and therefore only the depositary can exercise the shareholders’ rights in connection with the deposited shares. For example, if we make a distribution in the form of securities, the depositary is allowed, at its discretion, to sell that right to acquire those securities on your behalf and to instead distribute the net proceeds to you. Also, under certain circumstances, such as our failure to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary. If the depositary does not receive voting instructions from the holder of ADSs or the instructions are not in proper form, then the depositary shall deem such holder of ADSs to have instructed the depositary to vote the underlying shares represented by ADSs in favour of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue) for which purposes the depositary shall issue a proxy to a person appointed by the Company to vote such underlying shares represented by ADSs. Under the deposit agreement, no instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADSs.
Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.
Pursuant to the Luxembourg Company Law, existing shareholders of the Company are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors is authorized to waive, limit or suppress such preemptive subscription rights. The validity period of such authorization will expire (unless renewed) on May 6, 2020. The Company, however, may issue shares without preemptive rights only if the newly issued shares are issued: (i) for, within, in conjunction with or related to, an initial public offering of the shares of the Company on one or more regulated markets (in one or more instances); (ii) for consideration other than cash; (iii) upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the preemptive subscription rights of the then-existing shareholders shall apply in connection with any issuance of convertible bonds or other instruments convertible into shares of the Company for cash; or (iv) subject to a certain maximum percentage, as compensation to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries or its affiliates, including without limitation the direct issuance of shares or the issuance of shares upon exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares issued or created to provide compensation or incentives to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries or its affiliates. For further details, see Item 10. “Additional Information—B. Memorandum and Articles of Association.”
Furthermore, holders of our shares and ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for shares unless those shares are registered under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” with respect to those rights or an exemption from registration is available. We intend to evaluate, at the time of any rights offering, the costs and potential liabilities associated with the exercise by holders of shares and ADSs of the preemptive rights for shares, and any other factors we consider appropriate at the time, and then to decide as to whether to register additional shares. We may decide not to register any additional shares, requiring a sale by the depositary of the holders’ rights and a distribution of the proceeds thereof. Should the depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.
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

Item 4.    Information on the Company
Overview
Ternium is Latin America’s leading flat steel producer with an annual crude steel production capacity of 12.4 million tons. The company operates through subsidiaries in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America, which own regional manufacturing, service center and distribution networks. In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian market. Our customers range from small businesses to large global companies in the automotive, home appliances, construction, capital goods, container, food and energy industries across the Americas. Ternium supplies a broad range of high value-added steel products and has advanced customer integration systems that enable us to differentiate ourselves from our competitors through the offering of sophisticated products and services.
The company’s industrial system has varied production technologies that provide a diversified cost structure, based on different types of raw material and energy sources, and a flexible production configuration. The industrial system includes proprietary iron ore mines, steelmaking facilities, finishing facilities, service centers and a broad distribution network to offer slabs, hot-rolled products, cold-rolled products, galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, bars and wire rods as well as slit and cut-to-length products. Its innovative culture, industrial expertise and long-term view enable Ternium to continuously achieve new breakthroughs in industrial excellence, competitiveness and customer service.
We believe that Ternium is the leading supplier of flat steel products in Mexico and Argentina, has a significant position as supplier of steel products in Colombia and in various other countries in Latin America, and is a competitive player in the international steel market for steel products. Through its network of commercial offices in several countries in Latin America, the United States and Spain, Ternium maintains an international presence that allows it to reach customers outside its local markets, achieves improved effectiveness in the supply of its products and in the procurement of semi-finished steel, and maintains a fluent commercial relationship with its customers by providing continuous services and assistance.
In 2017, 57.3% of Ternium’s net sales of steel products were made to Mexico, 24.6% to the Southern Region (which includes Argentina, Bolivia, Chile, Paraguay and Uruguay), and 18.1% to other markets (including major shipment destinations, such as United States, Brazil, Colombia and Central America). In 2017, Ternium’s net sales were USD9.7 billion, operating income was USD1.5 billion, and net income attributable to owners of the parent was USD886.2 million.

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
Ternium
Ternium’s origins began in September 1961 with the founding of Propulsora Siderúrgica, or Propulsora, by San Faustin’s predecessor in Argentina. Propulsora began its operations as a producer of cold-rolled coils in December 1969 and in the early 1990s began to evolve through a series of strategic investments aimed at transforming Propulsora into an integrated steel producer. In 1993, Propulsora merged with Aceros Paraná S.A. (a company formed by the Argentine government in connection with the privatization of Somisa, at that time the main integrated producer of flat steel in Argentina) and three other affiliated steel industry companies. After the merger, Propulsora changed its name to Siderar S.A.I.C., and later to Ternium Argentina S.A. San Faustin held a controlling interest in Siderar, with the remainder being held mainly by Usiminas, certain former employees of Somisa, and public investors.
In December 1997, a consortium formed by San Faustin, Ternium Argentina, Usiminas, Hylsamex and Sivensa won the bid in the privatization of a controlling interest in Sidor C.A., or Sidor, the largest steel company in Venezuela.
As part of a multiple-step corporate reorganization in 2005, San Faustin reorganized its investments in steel manufacturing, processing and distribution businesses by contributing to the Company San Faustin’s controlling interests in Ternium Argentina and other subsidiaries; and Usiminas and Sivensa exchanged their interests in Ternium Argentina, Sidor other subsidiaries; for shares of the Company. In 2005, we acquired, together with Ternium Argentina, an indirect 99.3% interest in the Mexican company Hylsamex and its subsidiaries.

On January 11, 2006, the Company launched an initial public offering of 24,844,720 ADSs, each representing 10 shares of the Company, in the United States, and subsequently granted the underwriters of the Company’s initial public offering an option to purchase up to 3,726,708 additional ADSs to cover over-allotments in the sale of the ADSs.
On December 28, 2006, we acquired an additional 4.85% interest in Ternium Argentina from CVRD Internacional S.A, thereby increasing our ownership interest in Ternium Argentina to 60.93%.
On April 29, 2007, the Company entered into an agreement with Grupo Imsa and Grupo Imsa’s controlling shareholders regarding Ternium’s control of Grupo Imsa. Under the agreement, the Company, through a wholly-owned subsidiary, made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa, which resulted in the acquisition of 25,133,856 shares, representing 9.3% of the issued and outstanding capital of Grupo Imsa. Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital, were redeemed for cash pursuant to a capital reduction effected at the same price per share. Following this capital reduction, we became the sole shareholder of Grupo Imsa.
In 2007, Grupo Imsa was renamed Ternium Mexico and, effective March 31, 2008, Hylsamex merged with and into Ternium Mexico. In connection with this merger, Ternium Argentina acquired, and currently holds, a 28.7% participation in Ternium Mexico.
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
On August 25, 2010, Ternium completed the acquisition of a 54% ownership interest in Ferrasa and, indirectly, in its wholly-owned Colombian subsidiaries, Siderúrgica de Caldas S.A.S. and Perfilamos del Cauca S.A.S. On April 7, 2015, Ternium acquired the remaining 46% minority interest in Ferrasa. Through this investment, Ternium expanded its business and commercial presence in Colombia. In 2017, Ferrasa was renamed Ternium Colombia.
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
On January 16, 2012, the Company’s subsidiaries Ternium Investments and Ternium Argentina (together with its wholly-owned subsidiary Prosid Investments S.A., or “Prosid”), and the Company’s affiliate, Confab Industrial S.A., a subsidiary of Tenaris, or “TenarisConfab,” joined the existing control group of Usiminas, a leading steel company in the Brazilian flat steel market, through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively, and formed the so-called Ternium/Tenaris (T/T) Group.
On October 30, 2014, Ternium Investments acquired 51.4 million additional ordinary shares of Usiminas. On April 20, 2016, Ternium Investments subscribed to 7.0 million, and Ternium Argentina (together with Prosid) subscribed to an aggregate 1.5 million preferred shares of Usiminas. On July 19, 2016, Usiminas’ extraordinary general shareholders’ meeting homologated a capital increase, and Ternium Investments was issued 62.6 million additional ordinary shares, and Ternium Argentina and Prosid were issued an aggregate 13.8 million additional ordinary shares. As a result of these transactions, Ternium, through its subsidiaries Ternium Investments, Ternium Argentina and Prosid, currently owns 242.6 million ordinary shares of Usiminas (representing 34.4% of Usiminas’ ordinary shares) and 8.5 million of Usiminas’ preferred shares (representing 1.6% of Usiminas’ preferred shares), representing, in aggregate, 20.5% of Usiminas’ capital. Ternium Investments, Ternium Argentina, Prosid and TenarisConfab are parties to an Usiminas shareholders’ agreement, effective as of April 10, 2018, with NSSMC, Mitsubishi Corporation do Brasil S.A. and Metal One Corporation (comprising the so-called NSSMC Group) and Previdência Usiminas, governing their rights and obligations as shareholders of Usiminas. For further information on our investment in Usiminas, see Item 4. “Information on the Company—C. Organizational Structure-Other Investments-Usiminas” and Item 5. “Operating and Financial Review and Prospects—Recent Developments.”

On September 7, 2017, the Company acquired a 100% ownership interest in thyssenkrupp Slab International B.V, or “tkSI”, and its wholly-owned subsidiary CSA from thyssenkrupp AG, or “tkAG”. Through this investment, Ternium significantly expanded its steel slabs production capacity. As part of this process tkSI was renamed Ternium Staal B.V. and CSA was renamed Ternium Brasil Ltda.
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
Our Business Strategy
Our main strategic objective is to enhance shareholder value by strengthening Ternium’s position as a competitive producer of steel products, in a manner consistent with minority shareholders’ rights, while further consolidating Ternium’s position as a leading steel producer in Latin America and a strong competitor in the Americas. The main elements of this strategy are:

•
Focus on higher margin value-added products. We intend to continue to shift Ternium’s sales mix toward higher margin value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time delivery and inventory management. For example, on March 1, 2017 and on September 28, 2017, Ternium announced plans to build a new hot-dip galvanizing line and a pre-painting line, and a new state-of-the-art hot rolling mill, respectively, at its facility in Pesquería, Mexico. For more information on Ternium’s capital expenditures, see “—B. Business Overview—Capital Expenditure Program.”

•
Pursue strategic growth opportunities. We have a history of strategically growing our businesses through acquisitions and joint ventures. In addition to pursuing organic growth, we intend to identify and actively pursue growth-enhancing strategic opportunities to consolidate Ternium’s presence in its main markets and expand it to the rest of Latin America, increase its upstream integration, expand its offerings of value-added products, increase its steel production, and increase its distribution capabilities. For example, on September 7, 2017, Ternium acquired a 100% ownership interest in tkSI and its wholly-owned subsidiary CSA from tkAG. CSA, renamed Ternium Brasil Ltda., which is a steel slab producer with a steelmaking facility located in the state of Rio de Janeiro, Brazil, and has an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant. The announcement, on September 28, 2017, of our plans to build a new state-of-the-art hot rolling mill in Pesquería, Mexico, was a logical next step after the addition of the Rio de Janeiro facility to Ternium’s industrial system. The Rio de Janeiro facility together with the new hot-rolling mill in Pesquería will enable Ternium to expand its product range in Mexico with a broader dimensional offering and the most advanced steel grades, and reduce lead times in the value chain targeting the demanding and innovative automotive industry, as well as the home appliance, machinery, energy and construction sectors. For more information on the acquisition of CSA, see note 3 “Acquisition of business” to our consolidated financial statements included in this annual report. For more information on Ternium’s capital expenditures, see “—B. Business Overview—Capital Expenditure Program.” For a description of some of the risks associated with Ternium’s growth strategy, see Item 3. “Key Information—D. Risk Factors—Risks Relating to Our Business—Future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.”

•
Implement Ternium’s best practices. We believe that the implementation of Ternium’s managerial, commercial and production best practices in acquired and new businesses should generate benefits and savings.

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

Our Products
The Ternium companies produce mainly finished and semi-finished steel products and iron ore, which are sold either directly to steel manufacturers, steel processors or end-users, after different value-adding processes. We also produce electricity and sell unused balances to the Mexican and Brazilian electric grids.
In the steel segment, steel products include slabs, billets and round bars (steel in its basic, semi-finished state), hot-rolled coils and sheets, bars and stirrups, wire rods, cold-rolled coils and sheets, tin plate, hot dipped galvanized and electrogalvanized sheets and pre-painted sheets, steel pipes and tubular products, beams and roll formed products. Galvanized and pre-painted sheets can be further processed into a variety of corrugated sheets, trapezoidal sheets and other tailor-made products to serve Ternium’s customer requirements. Other products in the steel segment include electricity and pig iron.
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
Coated products: Galvanized sheets are produced by adding a layer of zinc to cold-rolled coils, which are afterwards cut into sheets. Galvanized sheets are used in the automotive, construction and home appliances industries. Galvanized coils can also be further processed with a color coating to produce pre-painted sheets, resulting in a product that is mainly sold for building coverings, manufacturing of ceiling systems, panels, air conditioning ducts, refrigerators, air conditioners, washing machines and several other uses. Ternium also offers a distinctive type of galvanized product with coating composition that contains approximately 55% aluminum and 44% zinc to improve product performance for the construction industry, including rural, industrial and marine sites. Tinplate, given its resistance to corrosion and its mechanical and chemical characteristics, is mainly sold to the packaging industry for food canning, sprays and paint containers. Tinplate is produced by coating cold-rolled coils with a layer of tin.
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
Other products: Other products include mainly electricity and pig iron. Pig iron is a semi-finished product obtained in the blast furnace that is mostly used as metallic charge in the steel shop for the production of crude steel, and also marketed to other steel producers and to manufacturers of iron-based cast products.
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
Production Facilities and Processes
Ternium has steel production facilities, service centers, distribution centers, or DCs, and mining operations in Mexico, steel production facilities and service centers in the Southern Region, and steel production facilities, service centers and DCs in other markets, specifically Brazil, Colombia, the United States and Central America.
Ternium’s aggregate production capacity of crude steel as of December 31, 2017, calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process, was approximately 12.4 million tons, of which 4.0 million tons correspond to facilities located in Mexico, 3.2 million tons correspond to facilities located in the Southern Region and 5.2 million tons correspond to facilities located in other markets. Ternium’s aggregate production capacity of finished steel products, calculated based on the same criteria as for crude steel production, was approximately 11.3 million tons, of which 7.5 million tons correspond to facilities located in Mexico, 2.9 million tons correspond to facilities located in the Southern Region and 0.9 million tons correspond to facilities located in other markets. Ternium’s aggregate production capacity of iron ore pellets as of December 31, 2017, was 4.0 million tons. Such iron ore products are mainly sold intercompany for the production of steel products by our steel segment.

Steel production facilities, service centers and distribution centers
The assets described in this section are owned by Ternium’s operating subsidiaries. The following table provides an overview, by type of asset, of Ternium’s production capacity as of December 31, 2017:

Production asset	Quantity	Nominal capacity (thousand tons per year)[1]
		Mexico	Brazil	Argentina	Other	Total
Coke Plant	7		1,800	1,040		2,840
Sinter Plant	2		4,800	1,480		6,280
Direct Reduced Iron Plant	3	2,710				2,710
Blast Furnace	4		5,300	3,220		8,520
Electric Arc Furnace	5	4,150			210	4,360
Basic Oxygen Furnace	5		5,200	3,500		8,700
Vacuum Degassing	3	840	3,200	1,200		5,240
Aluminum Heating Furnace	1		3,000			3,000
Thin Slab Continuous Caster	1	2,420				2,420
Slab Continuous Caster	4		5,000	5,630		10,630
Billet Continuous Caster	3	1,640			210	1,850
Hot-rolling Mill (flat products)	4	6,350		2,890		9,240
Skin-Pass Mill	4	2,630		990		3,620
Hot-rolling Mill (long products)	4	1,160			220	1,380
Pickling Line	9	5,270		1,910		7,180
Cold-Rolling Mill (Tandem or Reversing)	9	3,600		1,840		5,440
Electrolytic Cleaning	5	1,940		230		2,170
Annealing Line	5	1,590		1,330		2,920
Temper Mill	7	2,040		2,020		4,060
Tension-Leveling / Inspection Line	10	1,390		1,150		2,540
Electro-Tinplating line	1			160		160
Hot Dip Galvanizing Line	12	1,910		630	330	2,870
Electro-Galvanizing Line	1			110		110
Color-Coating Line	8	620		120	190	930
Slitter	32	2,020		500	310	2,830
Cut to length	36	570		1,000	190	1,760
Roll forming Line	34	510		540	230	1,280
Panel Line	4	80				80
Profile Line	16	170		80	110	360
Tube Line	20	520		190	60	770
Wire drawing Lines	12				100	100
Wire Mesh Lines	2				40	40
Rebar Processing Lines[2]	47				180	180

[1]
In this annual report, annual production capacity is calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

[2]	Includes shears, straighteners, stirrup benders and shaping centers.
Mexico. Ternium has 12 steel production and/or processing units in Mexico, consisting of three integrated steel-making plants (two of which produce long steel products and one of which produces flat steel products and includes two steel service centers); five downstream flat steel processing plants, combining hot-rolling, cold-rolling and/or coating facilities (two of which include steel service centers); and four steel service centers. In addition, Ternium has ten distribution centers in this region, aimed at serving customers mainly in the construction sector.

The following table sets forth key items of information regarding Ternium’s principal production units in Mexico:

Unit	Type of plant				Location
	Integrated[1]	Downstream[2]	Service center	Distribution center
Guerrero	X		X		San Nicolás d.l.G., Nuevo León
Apodaca	X				Apodaca, Nuevo León
Puebla	X				Puebla, Puebla
Juventud		X	X		San Nicolás d.l.G., Nuevo León
Churubusco		X	X		Monterrey, Nuevo León
Monclova		X			Monclova, Coahuila
Universidad		X			San Nicolás d.l.G., Nuevo León
Pesquería		X			Pesquería, Nuevo León
Apodaca Industrial			X		Apodaca, Nuevo León
Apodaca Comercial			X		Apodaca, Nuevo León
Edificios Metálicos			X		Ciénaga de Flores, Nuevo León
San Luis			X		San Luis, San Luis Potosí
DC Chihuahua				X	Chihuahua, Chihuahua
DC BC				X	Tijuana, Baja California
DC Norte				X	Escobedo, Nuevo León
DC Puebla				X	Puebla, Puebla
DC Guadalajara				X	Guadalajara, Jalisco
DC Mexico				X	Tultitlán, Estado De México
DC Culiacán				X	Culiacán, Sinaloa
DC Veracruz				X	Veracruz, Veracruz
DC Mérida				X	Mérida, Yucatán
DC Tuxtla				X	Tuxtla Gtz, Chiapas

[1]	“Integrated” refers to a type of steel plant that includes at least steelmaking and hot-rolling facilities.

[2]	“Downstream” refers to a type of steel plant that includes hot-rolling, cold-rolling and/or steel coating facilities.
Guerrero unit: Located in the metropolitan area of Monterrey, Nuevo León, Mexico, the Guerrero unit produces hot-rolled and cold-rolled coils for the industrial, construction and home appliance sectors and for further processing in other Ternium Mexico’s units. It also produces slitted and cut-to-length products for the industrial sector, and profiles and tubes for the industrial and construction sectors. This unit includes two steel service centers, a slab-rolling mill, and an integrated facility based on direct reduced iron, or DRI, mini-mill steelmaking and thin-slab casting/rolling mill technologies that uses iron ore pellets and steel scrap as main raw materials. The facility sources all of the iron ore from Ternium Mexico’s mining operations. In addition, the facility sources its net requirements of slabs from Mexican and international producers, and from Ternium Brasil. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”
The investment plan for this unit was launched in 2013, and encompasses improvements in industrial safety and environmental sustainability, as well as maintenance and facilities’ overhaul. In 2015, Ternium completed the installation of a secondary de-dusting system in the steel shop, which enhanced control of emissions, and commissioned a new briquetting facility, which enabled the recycling of metallic fines generated by several processes. During 2016, Ternium commissioned a new hydrochloric acid regeneration plant, which stores and processes acid used by the pickling lines of the cold-rolling mills, resulting in reduced by-product generation rates and improved product quality and process control. During 2016, Ternium continued implementing improvement projects and complementary investments in the Guerrero unit. These projects are related to the processing and handling of steel slag in the steel shop, the replacement of pickling tanks, the improvement in the treatment of sludge and upgrading of raw material storage yards, as well as improvements for vehicular traffic. For more information on Ternium’s environmental and safety projects, see “-B. Business Overview-Capital Expenditure Program.”

Apodaca unit: Located in Nuevo León, Mexico, the Apodaca unit produces billets and rebar for the construction industry. It is an integrated facility based on mini-mill steelmaking technology that uses steel scrap as its main raw material. Ternium’s procurement policy for scrap is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”
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
During 2017, Ternium launched the construction of a new hot-rolling mill, a new hot-dip galvanizing line and a new pre-painting line in this unit. Ternium’s new hot-rolling mill will have an annual production capacity of 4.1 million tons. With a total investment of USD1.1 billion, the new line is expected to be operational by the second half of 2020. The current plan includes the option to increase the line’s production capacity in the future by an additional 0.7 million tons with a small additional investment. The new state-of-the-art facility will target the growing industrial and commercial markets, improving customer service and reducing lead-times. The investment will constitute a significant technological upgrade to the country’s steel production capacity, enabling the expansion of Ternium’s product range to encompass a broader dimensional offering and the most advanced steel grades, with the aim at replacing high-value-added steel imports.
Ternium’s new hot-dip galvanizing and pre-painting lines will have annual production capacity of 350,000 and 120,000 tons, respectively, and are expected to require a total investment of approximately USD280 million. The new lines will target household appliances, lighting and metal-mechanic industries in Mexico, strengthening the Company’s import substitution strategy.
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

Edificios Metálicos unit: Located in Nuevo León, Mexico, the Edificios Metálicos unit produces metal building systems for commercial construction. This plant processes heavy plates procured from the local and international markets and coils received from Ternium Mexico’s units in Nuevo León.
San Luis unit: Located in San Luis Potosí, Mexico, the San Luis unit is a steel service center that produces slitted and cut-to-length products for the home appliance and other industries. This plant processes coated coils received from Ternium Mexico’s units in Nuevo León.
Southern Region. Ternium’s Southern Region covers Argentina, Bolivia, Chile, Paraguay and Uruguay. Ternium has eight steel production and/or processing units in this region, all of which are located in Argentina, consisting of one integrated flat steel-making plant; four downstream flat steel processing plants, comprising cold-rolling, coating or tube-making facilities (three of which include steel service centers); and three steel service centers.
The following table sets forth key items of information regarding Ternium’s principal production units in Argentina:

Unit	Type of plant				Location
	Integrated	Downstream	Service center	Distribution center
San Nicolás	X				Ramallo, Buenos Aires
Canning		X	X		Canning, Buenos Aires
Haedo		X	X		Haedo, Buenos Aires
Florencio Varela		X	X		Florencio Varela, Buenos Aires
Ensenada		X			Ensenada, Buenos Aires
Rosario			X		Rosario, Santa Fe
Serviacero III			X		Ramallo, Buenos Aires
Sidercrom			X		Ramallo, Buenos Aires
San Nicolás unit: Located in the Province of Buenos Aires, Argentina, the San Nicolás unit produces slabs, hot-rolled, cold-rolled and tinplate coils for the construction, industrial, packaging and naval sectors, and for further processing in other Ternium Argentina units. The San Nicolás unit includes an integrated facility based on blast furnace and basic oxygen furnace technologies, supplemented with a sinter plant, coking batteries, a by-product plant and a power plant. It uses metallurgical coal and iron ore lumps, pellets and fines as main raw materials. The facility sources all of its coal and iron ore needs from the international markets, shipped to its own port on the banks of the Paraná river. In addition, the facility sources its net requirements of steel products from the international market and Ternium Brasil. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company-B. Business Overview-Raw Materials, Slabs, Energy and Other Inputs.”
Canning and Haedo units: Located in the Province of Buenos Aires, Argentina, the Canning and Haedo units produce galvanized sheets, slitted and roll-formed products and profiles for the construction and home appliance sectors. In addition, the Canning facility produces color coated sheets for such markets. Both plants process cold-rolled coils received from Ternium Argentina’s San Nicolás and Ensenada units.
Florencio Varela unit: Located in the Province of Buenos Aires, Argentina, the Florencio Varela unit produces electrogalvanized sheets, blanks and slitted products for the automotive, construction and other industries. This plant processes cold-rolled coils received from Ternium Argentina’s San Nicolás and Ensenada units.
Ensenada unit: Located in the Province of Buenos Aires, Argentina, the Ensenada unit produces cold-rolled coils for the construction and industrial sectors and for further processing in Ternium Argentina’s own facilities. This plant processes hot-rolled coils received from Ternium Argentina’s San Nicolás unit.
Rosario unit: Located in the Province of Santa Fe, Argentina, the Rosario unit is a steel service center that produces tubes for the construction industry. This plant processes hot-rolled coils received from Ternium Argentina’s San Nicolás unit.
Serviacero III unit: Located in the Province of Buenos Aires, Argentina, the Serviacero III unit is a steel service center that produces cut-to-length products for the construction and industrial sectors. This plant processes hot-rolled coils received from Ternium Argentina’s San Nicolás unit.

Sidercrom unit: Located in the Province of Buenos Aires, Argentina, the Sidercrom unit is a steel service center that produces cut-to-length and slitted products for the packaging sector. This plant processes tinplate coils received from Ternium Argentina’s San Nicolás unit.
Other Markets. Ternium has 14 steel production and/or processing units in Brazil, Colombia, Central America and the United States, consisting of two integrated steel-making plants (one of which produces flat steel products and the other long steel products), two downstream flat steel processing plants comprising coating facilities (one of which includes a steel service center), and ten steel service centers. In addition, Ternium has five steel retail distribution centers aimed at serving customers mainly in the construction sector.
The following table sets forth key items of information regarding Ternium’s principal production locations and production units:

Unit	Country	Type of plant			Location
		Integrated / downstream	Service Center	Distribution Center
Rio de Janeiro	Brazil	X / -			Santa Cruz, Rio de Janeiro
Shreveport	USA	- / X			Shreveport, Louisiana
Manizales Steel	Colombia	X / -			Manizales, Caldas
Barranquilla	Colombia		X		Malambo, Atlántico
Bogotá	Colombia		X		Bogotá, Cundinamarca
Cali Tubes	Colombia		X		Puerto Tejada, Cauca
Cali Services	Colombia		X		Cali, Valle del Cauca
Itagüí	Colombia		X		Itaguí, Antioquía
Manizales Services	Colombia		X		Manizales, Caldas
Montería	Colombia		X		Montería, Córdoba
DC Bucaramanga	Colombia			X	Bucaramanga, Santander
DC Medellín	Colombia			X	Medellín, Antioquía
Villa Nueva	Guatemala	X	X		Villa Nueva, Guatemala
DC Norte	Guatemala			X	Guatemala, Guatemala
DC Occidente	Guatemala			X	Mazatenango, Suchitepéquez
DC Petén	Guatemala			X	Petén, Guatemala
San Salvador	El Salvador		X		San Salvador, San Salvador
Managua	Nicaragua		X		Managua, Managua
San José	Costa Rica		X		San José, Costa Rica
Rio de Janeiro unit: Located in the State of Rio de Janeiro, Brazil, this unit produces slabs for further processing in other Ternium units in Mexico and Argentina, and for sale to third parties. The Rio de Janeiro unit includes an integrated facility based on blast furnace and basic oxygen furnace technologies, supplemented with a sinter plant, coking batteries and a power plant. It uses metallurgical coal and iron ore pellets, lumps and fines as main raw materials. The facility sources all of its coal needs from the international markets, (shipped to its own port on the Atlantic ocean coastline) and its iron ore needs from the local market (shipped to its own yards through a railroad system). Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company-B. Business Overview- Raw Materials, Slabs, Energy and Other Inputs.”
Shreveport unit: Located in Louisiana, United States, the Shreveport unit produces galvanized and color coated sheets. It processes cold-rolled coils procured mainly from Ternium Mexico or the U.S. market.
Manizales Steel unit: Located in Caldas, Colombia, the Manizales Steel unit produces billets and rebar for the construction industry. It is an integrated facility based on mini-mill steelmaking technology that uses steel scrap as its main raw material. The facility sources all of its scrap and electricity needs from local suppliers. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

Barranquilla unit: Located in Atlántico, Colombia, the Barranquilla unit is a steel service center that produces slitted, cut-to-length, drawn wire, wire mesh and customized rebar-based products for the construction industry. This plant processes wire rod purchased in the international market and rebar received from the Manizales unit and rebar purchased in the international markets. Hot-rolled and cold-rolled coils are received mainly from the units in Nuevo León.
Bogotá, Cali Services, Manizales Services and Montería units: The Bogotá unit in Cundinamarca, the Cali Services unit in Valle del Cauca, the Manizales Services unit in Caldas and the Montería unit in Córdoba are steel service centers located in Colombia that produce customized rebar-based products for the construction industry. These plants process rebar received from the Manizales Steel unit and rebar purchased in the international markets.
Cali Tubes unit: Located in Cauca, Colombia, the Cali Tubes unit is a steel service center that produces profiles, tubes and structural beams for the construction industry. This plant processes hot-rolled and cold-rolled coils received mainly from units in Nuevo León and purchased in the international markets.
Itagüí unit: Located in Antioquía, Colombia, the Itagüí unit is a steel service center that produces drawn wire, wire mesh and customized rebar-based products for the construction industry. This plant processes wire rod purchased in the international markets and rebar received from the Manizales Steel unit and rebar purchased in the international markets.
Villa Nueva unit: Located in Guatemala, Guatemala, the Villa Nueva unit produces galvanized sheets for the construction industry and for further processing in other units in Central America. It also has a steel service center that produces slitted, roll-formed and cut-to-length products, and profiles for the construction industry. This plant processes hot-rolled, cold-rolled and coated coils received from Ternium Mexico’s units in the Nuevo León area and from the international markets.
San Salvador and Managua units: The San Salvador unit in San Salvador, El Salvador, and the Managua unit in Managua, Nicaragua, are steel service centers that produce roll-formed products for the construction industry. These plants process coated coils received mainly from the Villa Nueva unit.
San José unit: Located in San José, Costa Rica, this is a steel service center that produces roll-formed products and profiles for the construction industry. This plant processes hot-rolled, cold-rolled and coated coils received from Ternium Mexico’s units in Nuevo León and from the Villa Nueva unit.
In addition, in 2017 Ternium launched the construction of a steel bar and coil mill in northern Colombia. With annual production capacity of 520,000 tons and total investment of approximately USD90 million, the new steel bar and coil mill will expand Ternium’s reinforcing bar production capacity in Colombia to 740,000 tons, to integrate upstream its operations in the country. The new mill is expected to be completed by the second half of 2019. This investment will enable us to expand our market share in Colombia’s dynamic construction sector by offering an alternative to imports.
Mining Production Facilities
Ternium has iron ore production facilities in Mexico. We have a 100% interest in Las Encinas, and a 50% interest in Consorcio Peña Colorada, and conduct our mining activities through these companies. In 2017, the substantial majority of our iron ore production was consumed internally at Ternium’s steelmaking facilities in Mexico. The following table provides an overview of Ternium’s active mining operations:

Company	Mine	Location	Type of Mine
Las Encinas	Aquila	Aquila, Michoacán	Open pit
Las Encinas	Palomas	Pihuamo and Tecalitlán, Jalisco	Open pit
Consorcio Peña Colorada	Peña Colorada	Minatitlán, Colima	Open pit
In addition, Las Encinas owns two other mines which are substantially exhausted: El Encino and Cerro Nahuatl.

The following table provides an overview, by type of facility, of Ternium’s production capacity as of December 31, 2017:

	Las Encinas		Consorcio Peña Colorada(1)
Production facility	Quantity	Capacity(2)	Quantity	Capacity(2)
Crushing Plant(3)	2	4,500	1	18,000
Concentration Plant(3)	1	3,500	1	16,300
Pelletizing Line	1	1,900	2	4,100

(1)	Figures correspond to total capacity. Ternium has a 50% interest in Consorcio Peña Colorada.

(2)	In thousands of tons per year. Crushing capacity for Las Encinas includes crushing lines located in Aquila and in El Encino.

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
The iron ore pre-concentrate is transported from Aquila to a transfer station at Tecoman, Colima, by truck and from Tecoman to Alzada by rail and truck for processing in the concentration plant. The iron ore extracted from Palomas is currently transported by truck to El Encino to be processed in our crushing facility. In addition, El Encino and our plant located in Alzada may receive, from time to time, magnetite iron ore purchased by Las Encinas from other local concessionaires. The crushed iron ore is transported from El Encino to Alzada by truck for processing in the concentration plant in Alzada.The iron ore pellets produced in Alzada are transported by rail to Ternium Mexico’s integrated facilities in Monterrey and Puebla. The Aquila and El Encino operations and the Alzada facilities receive electrical power from the Comisión Federal de Electricidad, or “CFE,” the Mexican state-owned electric utility.
Active mines
At the Aquila site, Las Encinas holds all the mining rights for the extraction of iron ore. The Aquila operations (including an open pit mine and crushing facilities) stand on 383 hectares, which are leased to Las Encinas by the local community of San Miguel de Aquila. The lease agreement allows Las Encinas to perform all mining activities, including the extraction of iron ore, necessary to exploit the ore located in mining rights granted to Las Encinas by the Mexican federal authorities until the permanent closure of the mine. Las Encinas has operated this mine since 1998.
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
At the Pihuamo-Tecalitán site, Las Encinas holds mining rights for the extraction of iron ore over 376 hectares. The Palomas operations (an open pit mine) stand on an area owned by Las Encinas, which started operating this mine in 2017.
Palomas is a skarn mine with calcareous-pelitic ferrous type. It is formed by massive, and bordered by disseminated mineral. The bodies are disposed in concordant tabular horizons with a northwest and southeast-oriented pseudo stratification and northeast-oriented dip. The mineralization is predominantly magnetite and the gangue mineral is composed of garnet, pyrite and calcite. The surrounding rocks are skarn (calcareous protolyte, clayey calcareous and

Cretaceous sandy) or hornfels (clayey protolyte). The stratigraphic sequence is affected by dyke intrusions of monzonitic and granite composition.

Mines under exploration
Las Encinas holds mining rights over other areas scattered throughout Michoacán, Jalisco and Colima, Mexico. Las Encinas has developed and may continue pursuing the development of small to mid-sized mining operations similar to Palomas, as a way to diversify its sources of iron ore and to make effective use of its mining rights in the region.
Exhausted mines
The El Chilillo open pit mine was operated until 2015. The El Chilillo core reserves were exhausted, the mine’s operations were suspended and the land returned to the owners. Ternium is currently following the steps required to proceed with its permanent closure.
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
Consorcio Peña Colorada
Consorcio Peña Colorada, a company owned 50% by Ternium and 50% by ArcelorMittal, produces iron ore pellets and magnetite concentrate in Mexico. Consorcio Peña Colorada operates the Peña Colorada open pit mine as well as a concentrating facility and a two-line pelletizing facility. Consorcio Peña Colorada owns part of the property where its mine and processing facilities stand, and leases 1,204 hectares adjacent to the mine to deposit removed material and, in the future, to exploit ore reserves as part of the regular short-term and long-term life of mine plan.
Consorcio Peña Colorada has operated since 1974 and holds mining rights over 39,980 hectares. The Peña Colorada mine is a complex polyphase iron ore deposit. Several magmatic and hydrothermal events produced iron mineralization as skarns or skarnoids, and late dikes and faults that crosscut the mineralized bodies. The main mineralization events are a massive ore body and a disseminated ore body, within polymictic breccia zones.
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
Consorcio Peña Colorada implemented a capital expenditure program to restore its iron ore concentrate production capacity in order to increase the utilization of its iron ore pelletizing facilities. Works included the increase of its ore crushing, grinding and concentration capacity, to process larger quantities of ore with a lower iron grade. In addition, Peña Colorada is preparing new iron ore bodies at the mine and expanding its tailing deposit capacity.

Iron ore reserves
The table below details Ternium’s estimated proven and probable iron ore reserves as of December 31, 2017. The classification of the iron ore reserve estimates as proven or probable is based on drill hole spacing and reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit. Reserves are reported as Run of Mine (ROM). Tonnage is reported on a wet metric ton basis.

Iron ore reserves(1) as of	December 31, 2017						December 31, 2016
	Proven		Probable		Total		Total
	Million tons	% Fe	Million tons	% Fe	Million tons	% Fe	Million tons	% Fe
Las Encinas(2)	22	40	—	—	22	40	22	41
Peña Colorada(3)	122	21	108	21	230	21	242	21

(1)
In Peña Colorada, proven iron ore reserve estimates are based on drill hole spacing ranging from 25m x 25m to 100m x 100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x 50m to 300m x 300m. In Las Encinas, drill hole spacing may be more distanced.

(2)	Includes exclusively the Aquila and the Las Palomas mines.

(3)	Reported figures represent the total reserves at the Peña Colorada mine. Ternium has a 50% interest in Consorcio Peña Colorada.
The table below provides additional information on iron ore production and average estimated mine life.

Operations/Projects	% Ownership	In Operation Since	2017 Run of Mine Production (Million tons)	2017 Saleable Production (Million tons)(1)	Estimated Mine Life (Years)(2)
Las Encinas(3)	100	1970	2.8	1.8	8
Consorcio Peña Colorada(4)	50	1974	12.4	3.6	15

(1)	Saleable production consists of a mix of direct shipped ore (DSO), concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%.

(2)
Mine life is derived from the life of mine plans and corresponds to the duration of the mine production scheduled from ore reserve estimates only. The production varies for each operation during the mine life and, as a result, the mine life is not necessarily the total reserve tonnage divided by the 2017 production.

(3)	Includes exclusively the Aquila and Palomas mines.

(4)
Reported figures represent the total production of Consorcio Peña Colorada, in which Ternium has a 50% interest. Production does not include certain volumes of fines located in the mine, which were extracted years ago. These volumes of fines were used during 2017 mixed with raw mineral originated from the mine.

Changes in iron ore reserve estimates (2017 versus 2016)
Las Encinas’s iron ore reserve estimates as of December 31, 2017 were 22 million tons on a run-of-mine basis (with a 40% average iron grade), similar to those recorded as of the end of 2016. The depletion of reserves during 2017 was offset by the addition of new reserves, changes in the assessment of reserves (as a result of new mining strategies in the Aquila mine) and the acquisition of new mining rights during the year.
Peña Colorada’s iron ore reserve estimates as of December 31, 2017 were 230 million tons on a run-of-mine basis (with a 21% average iron grade), decreasing by 12 million tons compared to those recorded as of the end of 2016. This decrease in tonnage was principally due to the depletion of reserves during the year.
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

The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash forward-looking basis. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Ore reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see Item 3. “Key Information—D.Risk Factors—Risks Relating to our Mining Activities—Our reserve estimates may differ materially from mineral quantities that we may be able to actually recover, or our estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine in the future or cause us to revise our reserve estimates.”
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
Property, Plant and Equipment
The table below details Ternium’s mining segment property, plants and equipment value as of December 31, 2017.

In millions of U.S. dollars	Property, Plant and Equipment (PPE)
Las Encinas	124.6
Consorcio Peña Colorada	212.8
Production process
Ternium specializes in manufacturing and processing finished steel products. In addition, Ternium extracts and processes iron ore and produces electricity.
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
Steel production. Ternium produces semi-finished steel in the form of thin slabs, slabs, billets and round bars through the blast furnace and the electric arc furnace methods.

Under the blast furnace method, which is used in Brazil and Argentina, iron ore pellets, lumps, sinter (a mixture of iron ore fines and limestone produced in sinter facilities) and coke (a solid residue obtained from the distillation of coal produced in coking batteries) are mixed in the blast furnaces in a process that melts and reduces the iron ore, obtaining pig iron. The molten pig iron is then mixed with steel scrap and other products in a basic oxygen furnace through a process that removes impurities from the pig iron by injecting pure oxygen at high pressure into the molten metal, burning-off carbon and other elements. The molten steel is then cast using the continuous casting method, into slabs.
Under the electric arc furnace method, which is used in Mexico and Colombia, the iron metal charge is heated with other elements to obtain molten steel. The molten steel is then cast, using the continuous casting method, into billets and thin slabs. The iron metal charge in the Apodaca and Manizales plants is steel scrap, and the iron metal charge in the Monterrey and Puebla plants is a mix of DRI and steel scrap. The DRI results from the conversion of pellets in the DRI modules. One of Monterrey’s DRI plants includes Hytemp® technology, which permits the hot discharge of the DRI to the electric arc furnace, generating significant energy savings and improving productivity.
Steel processing. Semi-finished steel is then processed into finished products using hot-rolling, cold-rolling, coating, tubing, paneling, slitting and cut-to-length facilities among other processes. In addition, in Mexico and Argentina Ternium has been processing steel slabs produced in Ternium Brazil and/or purchased in the marketplace, as in Mexico its steel processing capacity is higher than its steel production capacity and, in Argentina, its steel processing capacity utilization has been higher in recent years than its steel production capacity. Ternium may purchase hot-rolled, cold-rolled and coated products as well for further processing in its lines.
Thin-slabs, slabs and billets are processed in the hot-rolling mills in Mexico, Argentina and Colombia to obtain hot-rolled products using different technologies. In the case of flat products, hot-rolled coils are obtained from thin or conventional slabs. Thin slab hot-rolling, a technology Ternium uses only in Mexico, requires less energy than conventional slab hot-rolling, as it does not require a roughing section at the mill and does not need to be reheated from room temperature to reach rolling temperature. In the production of long products, which is carried out in Mexico and Colombia, billets are reheated and taken to rolling temperature. The softened steel is processed in the rolling trains to obtain wire rods and rebars as finished long products and, depending on their final use, rebars can be further processed into stirrups and other customized shapes in our service centers in Colombia.
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
Cold-rolled coils can be further processed into tin plate at Ternium Argentina’s facility (by adding a thin layer of tin), into galvanized or electrogalvanized sheets at several of Ternium’s facilities in Mexico, the United States and Guatemala and at Ternium Argentina’s facility (by adding a thin layer of zinc to the products through different processes) or into pre-painted products. Some of these products can be further processed into slitted, cut-to-length and tailor-made products according to customers’ needs at Ternium’s service centers, which are located in several countries. In addition, coated, cold-rolled and hot-rolled coils can be further processed into tubular products, such as welded pipes, insulated panels and architectural panels, among other products.
Sales
Net Sales
Ternium is organized into two reportable segments: Steel and Mining. The Steel segment includes the sales of steel products and other products like electricity and pig iron. The Mining segment includes the sales of iron ore products, which are primarily consumed internally. The Steel segment comprises three operating segments: Mexico, the Southern Region and Other Markets. For further information on our reportable operating segments, see note 5 to our consolidated financial statements included elsewhere in this annual report. Ternium primarily sells its steel products in Latin America and the United States, where it can leverage its strategically located manufacturing facilities to provide specialized products, delivery services to its customers and reduced freight costs. In 2017, the substantial majority of the produced iron ore was consumed internally.

Our total consolidated net sales of steel and mining products amounted to USD9.7 billion in 2017, USD7.2 billion in 2016 and USD7.9 billion in 2015. For further information on our net sales of steel and mining products, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations.”
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
The following table shows Ternium’s net sales by reportable operating segment, Steel and Mining, for the years indicated:

In millions of U.S. dollars	For the year ended December 31,
	2017	2016	2015
Mexico	5,378.6	4,477.6	4,354.8
Southern Region	2,313.6	1,865.9	2,567.2
Other Markets	1,699.0	864.4	905.4
Total steel products net sales	9,391.2	7,208.0	7,827.4
Other products (1)	309.1	13.8	47.7
Total steel segment net sales	9,700.3	7,221.8	7,875.2

Total mining segment net sales	271.5	204.9	203.1

Intersegment eliminations	(271.4)	(202.7)	(200.8)

Total Net Sales	9,700.3	7,224.0	7,877.4

(1)	The item “Other products” primarily includes electricity and pig iron.
The following table shows, where applicable, Ternium’s shipment volumes by reportable operating segment, Steel and Mining, for the years indicated:

In thousands of tons	For the year ended December 31,
	2017	2016	2015
Mexico	6,622.8	6,405.2	5,933.4
Southern Region	2,456.0	2,220.8	2,552.2
Other Markets	2,517.7	1,138.1	1,114.6
Total steel products sales volumes	11,596.6	9,764.0	9,600.3

Total mining segment sales volumes	3,551.1	3,309.6	3,635.6
Steel
Mexico
Sales to customers in Mexico accounted for 57.3% of Ternium’s net sales of steel products during 2017, 62.1% during 2016 and 55.6% during 2015. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2017 compared to Fiscal Year Ended December 31, 2016—Net Sales” and “—Fiscal Year Ended December 31, 2016 compared to Fiscal Year Ended December 31, 2015—Net Sales.”
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
Southern Region
Sales to customers in the Southern Region accounted for 24.6% of Ternium’s net sales of steel products during 2017, 25.9% during 2016 and 32.8% during 2015. The vast majority of sales in this Southern Region are made to customers in Argentina. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2017 compared to Fiscal Year Ended December 31, 2016—Net Sales” and “—Fiscal Year Ended December 31, 2016 compared to Fiscal Year Ended December 31, 2015—Net Sales.”
Ternium’s sales in this region are oriented toward the construction and agriculture sectors, the automotive industry, the packaging sector (for food, paints, sprays and petrochemicals), the tube and pipe sector (related to liquids and gas transportation and distribution networks), the capital goods sector and the home appliances sector.
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
Ternium’s principal customers in the Southern Region are located near Ternium Argentina’s production facilities in Argentina. Ternium’s net sales in Argentina represent approximately 22.8% of our total net sales. We also sell a small portion of our production to customers in Bolivia, Chile, Paraguay and Uruguay.
Other Markets
Sales to customers in other markets, which include mainly shipments to the United States, Brazil, Colombia and Central America, accounted for 18.1% of Ternium’s consolidated net sales of steel products during 2017, 12.0% during 2016 and 11.6% during 2015. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2017 compared to Fiscal Year Ended December 31, 2016—Net Sales” and “—Fiscal Year Ended December 31, 2016 compared to Fiscal Year Ended December 31, 2015—Net Sales.”
Following the acquisition of Ternium Brasil and related transactions in September 2017, we started shipping steel slabs to tkAG’s former re-rolling facility in Calvert, Alabama, United States, and to Usiminas in Brazil. For more information on the acquisition of Ternium Brasil see note 3 to our consolidated financial statements included elsewhere in this annual report.
Finished steel customers in the United States are served directly through the Shreveport plant and through Ternium Internacional’s Houston, TX, commercial office. The Gulf Coast and a large portion of the West Coast in particular, are regions for which our Mexican facilities have distribution advantages. Our main markets in the United States are the construction industry and the energy related sector.
Customers in Colombia are served directly through Ternium Colombia. Ternium offers a variety of customized products through its various service centers in the country. Our main local markets are the construction industry and the energy related sectors.
Customers in Central America are served directly through Ternium’s facilities in Guatemala, El Salvador, Nicaragua and Costa Rica. Ternium offers a variety of customized products through its various service and distribution centers in the region. Our main market in Central America is the construction industry.
Mining
Ternium’s shipments of iron ore mainly include those made by Las Encinas and 50% of those made by Consorcio Peña Colorada. Iron ore shipments are destined mainly for internal consumption within Ternium’s Steel segment and surpluses, if any, are destined for the export market. See Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2017 compared to Fiscal Year Ended December 31, 2016—Net Sales” and “—Fiscal Year Ended December 31, 2016 compared to Fiscal Year Ended December 31, 2015—Net Sales.”

Marketing
Steel
Our marketing strategy in our steel segment is to expand higher margin value-added products and services in Ternium’s sales mix. Over time, we expect to increase Ternium’s offerings of value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time deliveries and inventory management. In order to do so, Ternium will increase processing capacity and will continue to work with its customers to anticipate their needs and develop customized products for particular applications and maintain a strategic presence in several steel markets through its network of commercial offices. A principal component of Ternium’s marketing strategy is establishing lasting and close relationships with customers. This allows Ternium to provide assistance to its customers in their use of steel products and to obtain downstream information that can be applied to future product development.
Ternium adapts its marketing strategy according to the different regions it serves. Its sales force specializes in different regional requirements, ranging from product specifications to transport logistics.
In order to strengthen Ternium’s positioning in regional markets and offer services to customers, Ternium manages its exports from countries where it has manufacturing facilities through a network of commercial offices. Ternium operates through strategically located subsidiaries, providing customers with services and support. Ternium has extensive experience promoting steel products. Its marketing expertise helps us expand our position in current markets and to develop new ones.
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
Ternium Mexico has a department focused on the development of small and medium-sized companies in Mexico under a program created by the Techint group for the development of its local customers and suppliers named Propymes. The objective of the program is to improve their competitiveness, to increase their exports and to allow them to substitute imports with local products. Approximately 640 companies are part of this program in Mexico, which provides support for industrial, training, and institutional requirements of the participating companies.
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
Through Ternium Argentina’s service centers, Ternium can cut, paint or roll-form its products to specific client requirements. Customized products include metallic roofing, auto parts, steel for agricultural machinery, different types of tin used to produce sprays and food containers and cut-to-length products used in the home appliance and construction industries.
In this region, Ternium has commercial offices in Argentina and Uruguay. These offices provide services such as market development, analysis of businesses opportunities, and customer support in their respective countries.

Propymes was implemented in Argentina in 2002, with the objective of promoting the local industry. Approximately 850 companies are part of this program, which provides support for industrial, training, commercial, financial and institutional requirements of the participating companies.
Other Markets
Following the acquisition of Ternium Brasil and related transactions in September 2017, we started shipping steel slabs to tkAG’s former re-rolling facility in Calvert, Alabama, United States, under an agreement to supply a total of 3.5 million tons of slabs between January 2018 and December 2020, and to Usiminas in Brazil. For more information on the acquisition of Ternium Brasil see note 3 to our consolidated financial statements included elsewhere in this annual report.
Ternium’s finished steel customers in Other Markets are mainly in the construction and energy-related industries in Colombia, the United States and Central America. In Colombia and Central America, we offer customized services through our network of service and distribution centers.
Through Ternium’s facilities and service centers located in Colombia, Costa Rica, El Salvador, Guatemala, Nicaragua and southern United States, Ternium can cut, paint or roll-form its products to specific client requirements mainly in the construction industry. In addition, Ternium has a commercial office in Houston, TX, which enables Ternium to offer differentiated services to various customers.
A small share of Ternium’s shipments is destined for steel markets outside the Americas. Sales to Europe, Asia and Africa are carried out mainly through Ternium's commercial office in Spain. This office is focused on trading activities, including the development of commercial and marketing activities.
Mining
Ternium’s mining activities are mainly aimed at securing the supply of iron ore for our steel-making facilities in Mexico. Surplus production of iron ore, if any, is commercialized to third parties. We export iron ore through the Manzanillo port that is located on Mexico’s Pacific coast, mainly to customers in the Chinese iron ore market.
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
There has been a trend toward steel industry consolidation among Ternium’s competitors. Below is a summary of the most significant transactions:

•	June 2006: Mittal Steel and Arcelor merge to create ArcelorMittal, the world’s largest steel company.

•	March 2007: Votorantim acquires Colombia’s Aceria Paz del Rio.

•	April 2007: Tata Steel completes the acquisition of Corus.

•	July 2007: Gerdau acquires Chaparral Steel.

•	August 2007: US Steel acquires Stelco.

•	March 2008 to May 2008: Severstal acquires Sparrows Point, WCI Steel and Esmark (subsequently, during 2011, it divests Sparrows Point, Warren and Wheeling).

•	October 2012: Nippon Steel and Sumitomo merge to form NSSMC, the world’s second largest steel company at the time.

•	February 2014: ArcelorMittal and NSSMC acquire ThyssenKrupp Steel USA, a steel processor based in Alabama, through a 50/50 joint venture.

•	September 2014: AK Steel Corporation and Steel Dynamics Incorporated acquired OAO Severstal’s U.S. Dearborn and Columbus operations, respectively.

•	June 2016: Hebei Iron and Steel (HBIS) acquired Serbian Zelezara Smederevo steel mill, becoming the world's third largest steel producer.

•	December 2016: Baosteel Group and Wuhan Iron and Steel Corporation merged to create Baowu Steel Group, which became the world’s second largest steel producer.

•	March 2017: NSSMC acquired a majority stake in Nisshin Steel Co., Ltd. a Japanese steel company.

•	September 2017: thyssenkrupp and Tata Steel sign a memorandum of understanding to combine European steel activities in a joint venture to create the second largest European steel company.

•	February 2018: Certain steel companies submit offers for banckrupt Indian steel company Bhushan Steel.

•	February 2018: ArcelorMittal and NSSMC agree to form a joint venture to acquire Essar Steel India Limited.
Despite this trend, the global steel market remains highly fragmented. In 2016, the most recent year for which statistics are available, the five largest steel producers, ArcelorMittal, Baowu Steel Group, HBIS, NSSMC and Posco, accounted for 18% of total worldwide steel production, compared to 15% for the five largest steel producers in 2000.
Steel prices in general have exhibited significant volatility in the last decade. From 2000 to 2002, the industry, especially in North America, experienced fluctuating capacity utilization, low-demand growth levels and other adverse conditions, which led to depressed steel prices, adversely impacting many steel producers’ profitability. Since 2003, steel prices strengthened worldwide, due to higher economic growth in most regions, particularly China and other developing countries, as well as higher raw material prices (for iron ore, ferroalloys and energy). During the first quarter of 2008, steel prices went up significantly due to higher demand for steel products and higher input costs resulting from constraints in the availability of raw materials. However, this trend reversed beginning in the second half of 2008 due to a global economic downturn, with prices and costs declining steeply. Since 2009, a number of events have contributed to continuously volatile steel price cycles, such as spikes and depressions in raw material prices, new steelmaking capacity additions (at a pace higher than steel demand growth), the idling and restart of steelmaking capacity, adverse economic conditions in Europe in 2012 and decreasing apparent steel use in China in 2014 and 2015. Particularly during 2015, the steel industry continued to exhibit overcapacity combined with lower steel consumption in China, which together contributed to a record level of low-priced Chinese steel exports (112 million tons), in many cases under unfair trade conditions, that exerted significant pressure on global steel prices. However, during the rest of 2016 and 2017, steel prices followed an upward trend as a result of higher industry steel production costs and improved steel demand as well as a 31% reduction in 2017 of China's exports.
Mexico
Ternium competes in the Mexican steel market with domestic and international steel producers. According to the Mexican chamber of the iron and steel industry (Cámara Nacional de la Industria del Hierro y el Acero, or Canacero), imports of flat steel products into Mexico accounted for approximately 8.6, 7.6 and 7.6 million tons in 2017, 2016 and 2015, respectively.
Our largest Mexican competitor in the flat products market is AHMSA, an integrated steel producer located in Monclova, Coahuila, which produces a wide variety of steel products. AHMSA focuses on low-value-added products such as plate and commercial quality hot-rolled and cold-rolled coils. Other significant competitors with facilities in the country are Galvasid (Grupo LM), a producer of galvanized coils that has announced new investments in galvanizing and pre-painting lines; Zincacero (Grupo Villacero), a producer of galvanized coils and a distributor of steel products; POSCO, a Korean steel company with steel galvanizing facilities; and Talleres y Aceros, which has a flat steel Castrip® mill and announced plans to build cold-rolling, galvanizing and pre-painting facilities. In addition,

ArcelorMittal has announced plans to build a new hot-rolling mill in Mexico and Nucor-JFE Steel Mexico, a joint venture between Nucor and JFE Steel, announced plans to build a steel galvanizing facility in the country.
In the rebar market, Ternium’s largest competitor is ArcelorMittal. To a lesser extent, Ternium also faces competition from Deacero and Simec (Grupo ICH). In the low-carbon wire rod market, Ternium’s main competitors are Deacero, ArcelorMittal and, to a lesser extent, Talleres y Aceros and Simec.
In the small diameter welded pipe market, Ternium’s main competitors are Tubería Laguna, Maquilacero and imports. Orders in this market are usually small and cover a wide range of product specifications.
Southern Region
Ternium’s most significant market in the Southern Region is Argentina, which in 2017 accounted for approximately 85% of sales in the Southern Region. Ternium Argentina is the main producer of flat-rolled steel products in Argentina. Its main competition in the Argentine flat steel market are imports, particularly from Brazil. The main Brazilian producers of flat steel value-added products are Usiminas, Companhia Siderúrgica Nacional and ArcelorMittal. Ternium maintains a leading position in the flat steel market of Paraguay and is present in the flat steel markets of Bolivia, Chile and Uruguay, where the location of Ternium’s facilities in neighboring Argentina provides a logistical advantage to supply these markets vis-à-vis its foreign competitors.
Other Markets
Within the Other Markets region, Ternium’s most significant markets for finished steel products are Colombia, the southern United States and Central America. In addition, Ternium sells steel slabs mainly to ArcelorMittal and NSSMC's Calvert facility in the United States, and to Usiminas in Brazil.
Our subsidiary Ternium Colombia is the main flat steel processor in Colombia and is also a long steel producer. Its main competitors in the Colombian steel market are Acerías Paz del Río, Gerdau Diaco, Acerías de Colombia, Siderúrgica Nacional and Siderúrgica del Occidente, and it also faces competition from imports.
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
Mining
The majority of iron ore supplies to the international seaborne market come from Australia and Brazil, from the major global miners Vale, Rio Tinto and BHP Billiton, as well as from iron ore junior companies in these countries. In Mexico, the main iron ore producers are AHMSA, ArcelorMittal and Ternium, which are, at the same time, major steel-making companies and iron ore consumers. Only a small portion of the iron ore obtained by these three companies is made available for sale in the Mexican or export market. There are also other small iron ore mining concessionaries that sell their production mostly to local steel-making operations.
Capital Expenditure Program
The main objectives of Ternium’s current capital expenditure program are to:

•	increase steel processing capacity;

•	increase product range;

•	reduce production costs;

•	replace equipment;

•	improve product quality, equipment reliability and productivity;

•	comply with applicable safety and environmental standards; and

•	provide enhanced customer services.
Capital expenditures in Ternium’s facilities during 2017 amounted to USD409 million. The current status of the most significant projects is described below.
Steel
Mexico. During 2017, Ternium’s capital expenditures in the steel segment in Mexico amounted to USD194 million and were mostly related to the following projects:

•
Environmental and safety projects. During 2017, Ternium advanced various environmental and safety projects mainly in the Guerrero, Churubusco and Puebla units. Those projects included the replacement of pickling tanks (Guerrero and Churubusco units); the installation of an oxygen, coal and dolomite lime injection system for a Fuchs oven (Guerrero unit); improvements in the processing and handling of steel slag in the steel shop (Guerrero unit); improvements in the treatment of sludge, upgrading of raw material storage yards and improvements in vehicular circulation (Guerrero unit); a new bag house for a steel shop (Puebla unit); and the expansion of road and railway infrastructure, and new dumpers (Puebla unit).

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

•
Expansion of hot-dipped galvanizing and pre-painting lines. During 2017, Ternium launched and made progress on its project to build new hot-dipped galvanizing and pre-painting lines in its Pesquería unit. Expected to be completed during 2019, the new lines will have an annual production capacity of 350,000 and 120,000 tons, respectively.

Southern Region. During 2017, Ternium’s capital expenditures in Argentina amounted to USD95 million. Ternium carried out a capital expenditure plan to maintain its equipment’s operating performance, continued with some projects and started new ones, the most significant of which involved Ternium Argentina’s San Nicolás unit, as follows:

•
Expansion and enhancement of hot-rolling capacity. During 2017, Ternium Argentina made progress in the revamping of its hot-strip mill in the San Nicolás unit. Upon completion of this investment, targeted to occur in 2019, annual slab processing capacity is expected to increase by 310,000 tons to a total of 3.2 million tons. The project includes new hardware and software for all the equipment and the replacement of the main electrical engines and of the strip cooling system.

•
Environmental and safety projects. Ternium Argentina made progress on several projects aimed at further improving environmental and safety conditions. Investments during the year included, among others, a new de-dusting system for a kish pit station with capacity to clean 150,000 cubic meters of air per hour; a new close-water circuit for a blast furnace that reduces water usage by 900 cubic meters per hour; and a runoff water collection system and sedimentation treatment for the sinter area and yards that enable the recycling of recovered material in the sinter plant.

In addition, during 2017, Air Liquide Argentina S.A. (ALASA) commissioned a new gases separation plant located in San Nicolá´s unit under a contract that qualifies as financial lease agreement. For more information on the agreement with ALASA, see note 23 to our consolidated financial statements included elsewhere in this annual report.
Other Markets. During 2017, Ternium’s capital expenditures in our facilities located in other countries amounted to USD53 million, the majority of which were made in our facilities in Brazil. Projects were mainly related to the replacement of equipment, the improvement of product quality and equipment reliability, and increases in processing capacity.

Mining
During 2017, Ternium’s capital expenditures in its mining segment in Mexico were USD67 million. Las Encinas’ capital expenditures amounted to USD19 million in the year, mainly related to preparation works in the Las Palomas iron ore mine and maintenance activities. Ternium’s share in Consorcio Peña Colorada’s capital expenditures amounted to USD49 million, mainly related to preparation works at a new iron ore body in the Peña Colorada mine and maintenance activities.
2018 Capital Expenditures
Ternium’s capital expenditures for 2018 are expected to range between USD600 million and USD650 million. The main capital expenditure projects will relate to the following:

•
the construction of a hot-rolling mill in the Pesquería unit, which will have an annual production capacity of 4.1 million tons. With a total investment of USD1.1 billion, the new line would be operational by the second half of 2020;

•
the construction of a hot-dip galvanizing line and a pre-painting line in the Pesquería unit, which will have annual production capacity of 350,000 and 120,000 tons, respectively, and are expected to be operated during 2019. The total investment is expected to reach approximately USD280 million;

•
the construction of a steel bar and coil mill in northern Colombia. With annual production capacity of 520,000 tons and total investment of approximately USD90 million, it will expand Ternium’s reinforcing bar production capacity in Colombia to 740,000 tons, to integrate upstream our operations in the country. The new mill is expected to be completed by year-end 2019;

•	projects aimed at further improving environmental and safety conditions throughout our main facilities; and

•	the expansion of service center capacity in several locations.
Raw Materials, Slabs, Energy and Other Inputs
The main inputs for Ternium’s facilities are the following: in Mexico, slabs, iron ore, steel scrap, electricity and natural gas; in Brazil and Ternium Argentina, iron ore and metallurgical coal; and in Colombia, steel products, steel scrap and electricity. Below is a more complete description of the supply conditions for raw materials, slabs, energy and other inputs at Ternium’s facilities in these countries. For a description of some of the risks associated with Ternium’s access to raw materials, slabs, energy and other inputs, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, slabs and energy could adversely affect Ternium’s profitability.”
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
Slabs. Ternium’s Mexican subsidiaries have some non-integrated steel processing facilities that consume large quantities of slabs purchased from third-party suppliers. Currently, slabs are purchased both in Mexico (primarily from ArcelorMittal) and in the international markets. In addition, Ternium Brasil supplies slabs to our Mexican facilities. Ternium Argentina is also capable of supplying slabs to our Mexican facilities, as it has excess steelmaking capacity. Slab consumption could vary significantly from year to year in accordance with market conditions. Our Mexican subsidiaries purchased, either from third parties or from other Ternium facilities, 3.7 million, 3.5 million and 3.4 million tons of slabs in 2017, 2016 and 2015, respectively. Slab purchase prices are market-based.
Iron ore. As described under “—Production Facilities and Processes—Mining Production Facilities” above, Ternium’s subsidiaries own interests in two mining companies in Mexico: 100% of the equity of Las Encinas and a 50% equity stake in Consorcio Peña Colorada. In 2017, Ternium’s Mexican facilities sourced 100% of their iron ore pellet requirements from these two companies. Under our arrangement with Consorcio Peña Colorada, effective January 1, 2013, we are committed to off-take 50% of the annual production of the Peña Colorada mine. In 2017, the substantial majority of the iron ore production available to Ternium went to our own direct reduction plants. On average, we consume approximately 1.0 tons of iron ore to produce one ton of crude steel at our mini-mill facilities in Mexico.
Steel scrap. In 2017, approximately 71% of Ternium’s scrap requirements was obtained in the Mexican market through its own steel scrap collecting and processing operations and approximately 29% was purchased in the United States. Scrap is purchased at market prices. On average, we consume approximately 0.5 tons of scrap to produce one ton of crude steel at our mini-mill facilities in Mexico.
Electricity. Electric arc furnaces consume large quantities of electricity. In Mexico, Ternium purchases electricity from Techgen S.A. de C.V. (Techgen), CFE- (Mexico’s state-owned electricity company), Iberdrola Energía Monterrey, S.A. de C.V.,(Iberdrola) and Tractebel Energía de Monterrey S. de R.L. de C.V. (Tractebel).
During the last quarter of 2016, Techgen inaugurated its gas-fired combined cycle power plant in the Pesquería area of the State of Nuevo León, Mexico. Techgen is a joint venture company in which Ternium participates and contracts 78% of Techgen’s capacity of approximately 900 megawatts. As a result, Ternium has further secured the supply of electricity to its facilities in Mexico and to the new hot-rolling, galvanizing and pre-painting mills to be built in Pesquería. Since the inauguration of Techgen facilities, Ternium resells unused electricity to the Mexican market. For more information on the Techgen investment, see Item 4. “Information on the Company—C. Organizational Structure—Other investments—Techgen.”
Ternium purchases electricity from Iberdrola and Tractebel under supply contracts, with electricity purchases under these contracts being made at market prices less certain agreed discounts and at prices linked to certain energy production input costs, respectively. For more information on Ternium’s commitments with Iberdrola and Tractebel, see note 24(ii) (d) and (e) to our consolidated financial statements included elsewhere in this annual report. On average, we consume approximately 0.7 MWH of electricity to produce one ton of crude steel at our mini-mill facilities in Mexico.
Natural gas. Natural gas is mainly used as a reducing agent for the production of DRI and for the reheating of slabs and billets before the hot-rolling process. In the past, Ternium could purchase natural gas in Mexico solely from Pemex, the Mexican state-owned oil and gas company. Based on new Mexican rules and regulations effective July 1, 2017, Ternium secured with CENAGAS, the Mexican national center for natural gas control, natural gas transportation capacity on SISTRANGAS, the Mexican natural gas transportation grid. Ternium has also natural gas distribution agreements with Gas Industrial de Monterrey S.A. de C.V., or GIMSA, Compañía Mexicana de Gas S.A. de C.V., or CMG, and Gas Natural Mexico S.A. de C.V., or GNM.
In addition, Ternium signed a renewable one-year natural gas supply agreement with Pemex, which has become, under the new rules and regulations, one of various natural gas marketers. Natural gas prices in Mexico are mainly based on the Houston Ship Channel reference price plus transportation, distribution and service costs depending on the location of the delivery points in Mexico. Most marketers, including Pemex, charge an extraordinary fee on natural gas prices, as authorized by the Comisión Reguladora de Energía (Energy Regulatory Commission), or CRE, to compensate for the incremental cost of liquefied natural gas imports at prices that are higher than those based on the Houston Ship Channel reference price. Such extraordinary fees could be eliminated if current bottlenecks in Mexico’s natural gas grid transportation capacity are resolved. The extraordinary charge set for March 2018 was USD0.2909 per million btu. On average, we consume approximately 7.9 million btu of natural gas to produce one ton of crude steel at our mini-mill facilities in Mexico.
For additional information regarding inputs affecting our operations in Mexico, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Mexico” and “—Risks Relating to our Mining Activities.”
Brazil and Argentina
In Brazil and Argentina, Ternium produces crude steel through the use of blast furnace technology. The principal raw materials used to produce steel are iron ore, metallurgical coal and, in Ternium Brasil, pulverized coal. The manufacturing process also requires significant quantities of electricity and natural gas.
Iron ore. Iron ore is purchased under long-term agreements from suppliers in Brazil. Prices under these contracts are determined in accordance with market conditions. Our main suppliers of iron ore, in the form of lumps, pellets and sinter feed fines, are Vale and Vetria. Our geographic location in Brazil provides favorable access to high quality iron ore pellets, lumps and fines produced in Brazil's iron ore mines in the Southeast Region, and our geographic location in Argentina provides favorable access to high quality iron ore lump and fines produced in Brazil’s iron ore mines in the Pantanal Region (Mato Grosso do Sul state). In addition, Ternium Argentina’s steelmaking facility receives iron ore pellets and fines from ports located on Brazil’s ocean coast. We consume approximately 1.6 tons of iron ore to produce one ton of crude steel in Brazil and approximately 1.3 tons of iron ore to produce one ton of crude steel in Argentina.
Metallurgical coal and related materials. Ternium Brasil and Ternium Argentina obtain their coke through the distillation in their coke ovens of metallurgical coal and, in Argentina, petroleum coke. The facilities require different types of coal to produce coke. In addition, Ternium Brasil purchases pulverized coal to inject in the blast furnace. Metallurgical and pulverized coal are purchased under short-term contracts and on the spot market from several major international suppliers based mainly in Australia and the United States. Prices under contracts are determined in accordance with market conditions. Ternium Argentina purchases petroleum coke produced in Argentina by oil companies such as Axion Energy Argentina S.A. and YPF S.A. The volume purchased from each supplier mainly depends on the technical quality requirements of the blast furnace operations. We consume approximately 0.6 tons of metallurgical and pulverized coal to produce one ton of crude steel in Brazil and 0.5 tons of metallurgical coal and petroleum coke to produce one ton of crude steel in Argentina.
Electricity. Ternium Brasil and Ternium Argentina consume large quantities of electricity for their manufacturing activities. The electricity required by Ternium Brasil is self-generated on site by its thermoelectric plant with an installed power capacity of 490 MW, with excess electricity production sold in the Brazilian wholesale market. Most of the electricity required by Ternium Argentina's San Nicolás facility is self-generated on site by a wholly-owned thermoelectric plant with an installed power capacity of 108 MW. These thermoelectric plants use steam primarily generated from by-product gases obtained in the steelmaking process (blast furnace and coke oven gases) and also, in the case of Ternium Argentina, steam purchased under a long-term steam sales agreement from a power plant located within the San Nicolás facility owned by Siderca S.A.I.C., a subsidiary of Tenaris.
Additional fuel requirements for steam production are covered with natural gas purchased from different market vendors and/or, in the case of Ternium Argentina, fuel oil bought at market prices. Ternium Argentina covers electricity shortfalls or sells surpluses, as the case may be, at spot prices in the Argentine wholesale market. Over the course of the last several years, demand for electricity in Argentina increased substantially, outpacing supply and resulting in shortages of electricity to residential and industrial users during periods of high demand. During these periods, Ternium Argentina’s energy purchases to cover its energy shortfalls suffered restrictions. We purchase approximately 0.1 MWH of electricity to produce one ton of crude steel in Argentina.
Natural gas. Ternium Brasil and Ternium Argentina also consume substantial volumes of natural gas, particularly to operate its steel plants and power generation facilities. Ternium Brasil purchases natural gas at market prices from Companhia Distribuidora de Gás do Rio de Janeiro (CEG). Ternium Brasil has a natural gas transportation and distribution agreement with CEG that expires in December 2019. We consume approximately 0.7 million btu of purchased natural gas to produce one ton of crude steel in Brazil.
Ternium Argentina purchases natural gas at market prices mainly from Total Austral S.A., Pluspetrol S.A., Tecpetrol S.A., a company in which San Faustin holds a controlling interest, and natural gas traders, including MetroEnergía S.A., Rafael G. Albanesi S.A., Energy Traders, Gas Patagonia S.A., Natural Energy S.A., Gas Meridional S.R.L. and Energy Consulting Services S.A., a company in which San Faustin holds significant but non-controlling interest. Over the course of the past several years, natural gas demand in Argentina increased significantly, outpacing supply and thus, as is the case with electricity, the provision of natural gas to industrial users (including Ternium Argentina) suffered restrictions during periods of high demand.
For its San Nicolás facility, Ternium Argentina has separate transportation and distribution agreements with Transportadora de Gas del Norte S.A, or TGN, and Litoral Gas S.A., companies in which San Faustin holds significant but non-controlling interests. Ternium Argentina’s firm transportation contracts with TGN expire in April 2028, whereas its distribution agreement with Litoral Gas expires in December 2018. For its other facilities Ternium Argentina’s transportation and distribution needs are covered by the corresponding regional distributors Camuzzi Gas Pampeana S.A., Gas Natural Fenosa S.A. and Metrogas S.A. We consume approximately 3.7 million btu of purchased natural gas to produce one ton of crude steel in Argentina.
Other inputs. Ternium Brasil and Ternium Argentina have on-site oxygen, nitrogen and argon separation plants in order to extract these gases for use in the steelmaking process. Ternium Brasil's separation plants are managed by a consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH under a long-term contract for the supply of air, oxygen, nitrogen and argon. Ternium Argentina’s separation plants are managed by ALASA under a long-term contract for the supply of oxygen, nitrogen and argon.
Colombia
In Colombia, Ternium’s manufacturing of finished steel products relies on two sources: (a) the production of steel in its steelmaking facilities, which are based on the electric arc furnace technology; and (b) the purchase of steel products, both from our overseas subsidiaries and from third parties. The electric arc furnace technology melts steel scrap to produce steel billets, which are then rolled into various long products. Ternium’s production process requires extensive use of electricity. Steel products are the largest component of production costs; scrap and electricity costs are also significant.
Steel products. Ternium’s operations in Colombia include non-integrated facilities that process steel supplied by Ternium’s overseas subsidiaries and steel purchased from third-party suppliers procured in the domestic and international markets. We purchased from third parties approximately 280,000 tons of steel products in 2017, 400,000 tons of steel products in 2016 and 390,000 tons of steel products in 2015.
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
Ternium established and implemented a Quality Management System, or QMS, and continuously improves its effectiveness in compliance with the requirements of the applicable ISO 9001:2008 and ISO/TS 16949:2009, intended for production of automotive supplies, and other specific requirements. Ternium’s QMS operates with aligned strategies, objectives and criteria throughout Ternium’s subsidiaries. To keep its ISO multisite certification, the QMS is audited annually by Lloyd’s Register Quality Assurance. During 2017, Ternium launched a project to obtain a QMS upgraded certification for its facilities, including the recently acquired Rio de Janeiro unit. The upgraded certificates under this project, launched in connection with a new Quality Management reference standards version upgrade (ISO 9001:2015 and IATF 16949:2016 for automotive market), are expected to be obtained during 2018.
Ternium Mexico’s and Ternium Argentina’s metallurgical testing laboratories are accredited for the performance of various relevant technical tests in accordance with ISO/IEC 17025:2005 General Requirements for the Competence of Testing and Calibration Laboratories or equivalent standards.
Research and Development; Product Development
Product research and development activities at Ternium are conducted through a central Product Development Department in coordination with local teams that operate in several of our facilities. We invest in the development of our staff by funding postgraduate studies in technology at renowned universities. Applied research efforts are carried out in-house, including some cases with the participation of strategic customers, through joint efforts together with universities or research centers, or through our participation in international consortiums.
We engage universities in our research efforts in order to expand and further diversify Ternium’s research network and capabilities, with the participation of undergraduate and post-graduate students pursuing degrees in engineering, materials science and metallurgy. This initiative fosters the development of fundamental knowledge and know-how at participating universities while enabling the optimization of Ternium’s in-house research resources.
The new facilities built in Pesquería, Mexico, enabled us to develop new value-added high-end products mainly for the automotive, home appliance and heating-ventilation-air conditioning (HVAC) industries. In addition, the installation of state-of-the-art cooling technology in the Churubusco hot-strip mill, Mexico, opened up the possibility of developing and processing new advanced high-strength steel (AHSS) grades. With those new capabilities, we are widening our high-end product portfolio for customers in the automotive, metal mechanic, home appliances, oil & gas and electric motors industries.
We are also strengthening our product development capabilities through the expansion of our research infrastructure in Mexico and through a recent association with World Auto Steel, a consortium of steel companies that specializes in the design and promotion of AHSS auto components.
In the Mexican commercial steel market, we are introducing innovative products such as new wood-resembling panels, new metal roof tiles and sides with original designs and colors, and new antibacterial products for cold chamber panels, among other applications. In addition, we developed new metallic and textured coatings for exposed surfaces, which offer increased light reflection and lower cooling requirements.
In Argentina we focus our research and development efforts on further strengthening our offering of steel products and related services. Product development initiatives are being carried on in collaboration with our supply chain, targeting the automotive sector (specifically the new light truck models and lighter and longer heavy trucks), home appliance manufacturers (to increase product portfolio with improved performance), the non-conventional energy sector (for new wind and solar power projects) and the construction of natural gas pipelines. The development of these new products allows us to participate in new steel market segments in the country.
Since its acquisition in September 2017, Ternium Brasil has developed several new steel grades that enable the Rio de Janeiro unit to supply more than 97% of Ternium’s steel quality requirements in Mexico, including high-end steel grades for industrial applications such as in the automotive and home appliance industries. The Rio de Janeiro unit has also developed products for Ternium Argentina, aimed at complementing Ternium Argentina’s steel grade requirements and increasing the overall efficiency of Ternium’s industrial system.
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
Ternium reports carbon dioxide emissions data on an annual basis to the World Steel Association, to contribute to the association’s initiative to collect emissions data from member companies. We support the steel industry’s ongoing effort to develop innovative solutions to reduce GHG emissions over the life cycle of steel products. According to the Intergovernmental Panel on Climate Change, the steel industry accounts for approximately 6% to 7% of total world GHG emissions.
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

Ternium has not been subject to any material penalty for any environmental violations in 2017, and we are not aware of any current material legal or administrative proceedings pending against Ternium with respect to environmental matters which could have an adverse material impact on Ternium’s financial condition or results of operations. Below is a summary of relevant legislation applicable to Ternium.
Mexico:
Mexican environmental laws establish the “polluter pays” principle, pursuant to which the individual that causes an environmental breach is responsible for restoring the environment to its pre-pollution condition and face economic and, in some cases, criminal liabilities. Mexican regulations also establish an annual report scheme of GHG emissions.
In addition, Mexican regulations provide for carbon dioxide emission taxes. Several fuels are subject to taxes, with rates reviewed annually, depending on their efficiency in terms of carbon dioxide emission per unit of energy obtained. The carbon dioxide emission tax for natural gas is currently zero. Mexico is also in the process of creating a trade market for carbon dioxide emissions. Ternium Mexico is a large consumer of natural gas. For further information see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”
Brazil:
The Company’s activities are subject to wide-ranging Brazilian environmental legislation at the federal, state and municipal levels that govern, among other aspects, the dumping of effluents, atmospheric emissions and the handling and final disposal of dangerous waste, as well as the obligation to obtain operating licenses for the installation and operation of potentially polluting activities.
Brazilian environmental legislation imposes criminal and administrative penalties on natural persons and legal entities that commit environmental crimes or infractions, as well as for the obligation to repair the environmental damage caused. Environmental crimes or infractions could subject the Company to penalties that include:

·
fines that at the administrative level could reach as high as BRL50 million, depending on the violator’s economic capacity and past record, as well as the severity of the facts and prior history, with the amounts potentially doubled or tripled in the case of repeat offenders;

·	suspension of or interference in the activities of the respective enterprise; and

·	loss of benefits, such as the suspension of government financing and the inability to qualify for public bidding processes and tax breaks.

In addition, strict liability is applicable to environmental crimes for both natural persons and legal entities. Environmental legislation also provides for disregarding the legal status of a company’s controlling shareholders whenever such status represents an impediment to receiving restitution for environmental damages.
In the civil sphere, environmental damage results in joint and several liability as well as strict liability. This means that the obligation to repair the environmental damage may affect all those directly or indirectly involved, regardless of any proof of who is to blame. As a result, the hiring of third parties to intervene in its operations to perform such services as final disposal of solid waste does not exempt the Company from liability for any environmental damage that may occur.
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
During 2016, Argentina promulgated a new law providing for mandatory minimum shares of renewable energy in total electricity consumption. The new law requires large energy consumers such as Ternium Argentina to increase the share of renewable energy consumption to 8% by 2018 and 20% by 2025. There is currently not sufficient renewable electric power capacity installed in the country to fulfill the law requirements, and there is no assurance that renewable energy projects currently being developed in Argentina will be sufficient to meet such targets.
In December 2017, the Argentine Congress approved a new tax on carbon emissions. The tax does not apply to metallurgical coal and natural gas provided that these products are used as raw materials in the production process, as is the case of Ternium Argentina.
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
For information regarding amendments to the Mining Law and regulations in Mexico, see Item 3. “Key Information—D. Risk Factors—Risks Relating to our Mining Activities—Required governmental concessions could be subject to changes or termination, permits and rights of use and occupancy could be difficult to obtain or maintain and taxes or royalties applicable to the mining industry could change, all of which could adversely affect our mining activities and operating costs.”
Trade regulations
Intense global competition in the steel industry lead many countries, from time to time, to increase duties or impose restrictions on steel product imports to protect their domestic industries from trades that are not made under market conditions or that are otherwise unfair. Such measures protect domestic producers from increased imports sold at dumped or subsidized prices.
During a period of intense competition in 2001, the national governments in some markets such as the United States and Europe implemented these measures as well as other measures known as safeguards. While safeguards were lifted in December 2003, antidumping and countervailing duties remain in place. More recently, a new wave of protective measures has emerged due to increased steel imports from many countries, mainly China. Moreover, on March 8, 2018, under Section 232 of the Trade Expansion Act of 1962, the U.S. President imposed a 25% tariff on steel articles imported from all countries; however, the U.S. administration announced that imports from Argentina, Australia, Brazil, Canada, the European Union, Mexico and South Korea will be temporarily exempted. There is considerable uncertainty surrounding the eventual scope and impact of these measures and its corresponding exemptions.

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

•
Plate in coils: Since June 1996, an antidumping duty of 29.3% has been in place on imports from Russia. The measure has been extended four times, in June 2003, June 2007, November 2012 and May 2017. On July 5, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed plate in coil imports from Russia. On February 19, 2014, Mexico’s Secretariat of Economy published the final resolution on the investigation by which boron-alloyed plate in coil imports are now subject to a 29.3% antidumping duty. Such resolution has been appealed and judicial procedures are ongoing in Mexican courts.

•
Cold-rolled products: In June 1999, Mexico imposed antidumping duties on cold-rolled steel sheets from the Russian Federation (15%) and Kazakhstan (22%). The measure has been extended three times, in December 2005, December 2010 and July 2015, and will be in place until July 2020. In addition, on October 1, 2012, the Mexican government initiated a dumping investigation on cold-rolled steel imports from South Korea. On December 26, 2013, Mexico’s Secretariat of Economy published a suspension agreement under which Korean exporters, POSCO and Hyundai, voluntarily undertook to limit their cold-rolled products exports to the Mexican market. On May 25, 2016, Mexican authorities initiated a changed circumstances review of this suspension agreement, and on June 13, 2017, the Secretariat of Economy issued a final determination increasing POSCO’s and Hyundai’s quotas for 2017 and 2018. Furthermore, on June 19, 2015, Mexico imposed antidumping duties on cold-rolled steel products from China of between 65.99% and 103.41%, with rates depending on the Chinese exporting company. On December 2015, Mexico initiated a circumvention inquiry against cold rolled steel products with boron added from China. On July 11, 2016, the Mexican government issued a final determination confirming China’s circumvention practice and thus, extending the antidumping duties.

•
Coated flat products: On December 17, 2015, the Mexican government initiated an antidumping investigation on coated flat products from China and Taiwan. On July 29, 2016, Mexico imposed provisional antidumping duties on Chinese exports of between US$192 and US$438 per ton, and of US$563 per ton on Taiwanese products. On June 5, 2017, Mexico imposed final antidumping duties on Chinese exports of between 22.22% and 76.33%, and of between 22.26% and 52.57% on Taiwanese products. On November 21, 2017, Mexico amended final antidumping duties applicable to products sold by Chinese companies, one of which was imposed duties for US$187 per ton, while others face duties ranging between 22.26% and 76.33% of the products’ price.

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

•
Welded Tubes: On December 7, 2016, the Mexican government initiated an antidumping investigation on welded tubes of circular, square or rectangular cross section from China. On March 8, 2018, Mexico imposed final antidumping duties on Chinese exports of between US$356 and US$618 per ton.

On February 9, 2010, the Mexican Government issued a decree reducing the import tariffs on several steel product groups. The tariff for finished products was set at 0% starting in 2012 (from 3% in 2011, 5% in 2010 and 7% in 2009). The tariff for semi-finished products was set at 0% starting in 2012 (from 3% in 2011 and 2010, and 5% in 2009) and the tariff for welded pipe products was set in a range from 0% to 5% starting in 2012 (from 7% in 2011 and 2010, and 10% in 2009). Three companies (including Ternium) and an industry related labor union sought an injunction (acción de amparo) against these government decisions in early 2012 when the tariffs went to 0%. The legal action taken by the companies was rejected by the courts, but the legal action taken by the labor union had a positive preliminary outcome. As a result, the government reestablished on August 1, 2012, a 3% tariff on some semi-finished, flat, long and pipe and tube steel products. At the beginning of May 2015, the tariffs were removed again. However, on October 7, 2015, the Mexican Government issued a decree imposing a temporary 15% import tariff on several steel product groups for a period of six months, renewed four times for subsequent six-month periods. With the latest renewal on October 17, 2017, the Mexican Government is currently analyzing its extension. Steel product groups included slabs, hot-rolled, cold-rolled and wire rod.
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

•
Welded pipes: Since 1992, pursuant to an antidumping duty order on circular welded non-alloy steel pipe -or standard pipe- from various countries, including Mexico, standard pipes manufactured by Hylsamex and Grupo Imsa were subject to antidumping duties. In 2007, such measures were extended for five more years. In August 2009, U.S. authorities published the final results of a changed circumstances review, concluding that Ternium Mexico is the successor-in-interest to Hylsamex for purposes of determining antidumping duty liability. In accordance with the latest administrative review, the applicable duty for Ternium Mexico is 48.33%. The measure has since been extended two more times, in 2012 and February 2018.

•
Reinforced bars: On November 6, 2014, U.S. authorities made a final determination on reinforced bar imports from Mexico, imposing antidumping duties between 20.58% and 66.70%. The antidumping duty applicable to Ternium’s products is 20.58%.

Trade agreements:
Mexico has signed trade agreements with several countries or trade blocs aimed at liberalizing trade between them:
NAFTA was signed among Canada, Mexico and the United States and came into effect on January 1, 1994. NAFTA provided for the progressive elimination over a 10-year period of duties on, among other things, steel products traded between or among Mexico, the United States and Canada. As a result, zero tariffs currently apply to steel products traded within NAFTA countries. Accordingly, Ternium has greater access to the U.S. and Canadian markets through Ternium Mexico, but also faces increased competition in Mexico from U.S. and Canadian steel imports. NAFTA provides that NAFTA member companies (including Mexican steel producers such as Ternium Mexico) can challenge trade restrictions imposed by other NAFTA countries before a binational dispute resolution panel. Currently, the United States, Canada and Mexico are renegotiating NAFTA’s current terms. Uncertainties about the possible outcome of such renegotiation could adversely affect the investment climate and economic activity in Mexico, even though a significant period may elapse until any potential changes become effective. Moreover, adverse changes to the NAFTA’s terms of trade could affect Ternium’s shipments, results of operations and net worth.
The Mexican-European Free Trade Agreement, or MEFTA, became effective on July 1, 2000. MEFTA provides for the phase-out and eventual elimination of Mexican and European duties on all industrial goods, including finished steel products. The European Union eliminated all import duties on Mexican industrial goods, including finished steel products, as of January 1, 2003, while Mexico eliminated all import duties on European industrial goods, including finished steel products, as of January 1, 2007. Currently, the European Union and Mexico are revising MEFTA with the aim at bringing it up to date.
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
Mexico is also a party to trade agreements with Colombia, the European Free Trade Association-an intergovernmental organization set up by Liechtenstein, Norway, Iceland and Switzerland-Japan, Chile, Bolivia, Nicaragua, Costa Rica and Uruguay, among others. In addition, on March 8, 2018, Mexico, together with Australia, Brunei, Canada, Chile, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam, signed the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”). The CPTPP incorporates by reference most of the provisions of the Trans-Pacific Partnership Agreement (“TPPA”). The TPPA was signed on February 4, 2016, but did not enter into force as a result of the withdrawal of the United States.
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
Applicable steel import tariffs to Mercosur member countries from non-member countries currently range between 2% and 16%. However, every six months, Mercosur members may exempt from tariffs a limited number of products imported from non-member countries. Uruguay has elected to exempt certain steel products, including cold-rolled sheets and galvanized flat steel products. This exemption regime is expected to be in force until December 31, 2022, but has been extended in the past and, if agreed by Mercosur member countries, could again be extended in the future.
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

•
Galvanized flat steel products: On March 5, 2014, Colombia imposed final antidumping measures on imports of galvanized flat steel products from China, to remain in force for a period of three years, consisting of a duty calculated based on a price of USD824.57 per ton less the actual FOB import price for such product. On December 19, 2017, Colombia renewed the antidumping measure for a period of three years, changing the duty to 47.62%.

Trade agreements:
Most steel imports to Colombia from countries with whom Colombia does not have a free trade agreement in place, are subject to import tariffs of between 5 and 10%.
Colombia has signed free trade agreements with several countries or trade blocs aimed at liberalizing trade between them.
CAN is a trading bloc, currently including Bolivia, Colombia, Ecuador and Peru, established during 1993 and approved in 1994 for the purpose of promoting trade relations among its members and between CAN and the rest of the world. The treaty formalized a customs union among CAN’s member states. Over time, CAN has eliminated or significantly reduced import duties, tariffs and other trade barriers among member states. In particular, zero tariffs have applied to steel products imported from other member states since January 1, 2000. CAN and Mercosur have signed a free trade agreement. See Item 4. “Information on the Company—B. Business Overview-Regulations—Trade Regulations—Argentina.”
During June 1994, Colombia and Mexico signed a free trade agreement. For more information on this agreement see Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations—Mexico.”

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
Colombia’s free trade agreement with the United States became effective in October 2011. Under this agreement, steel import tariffs from Colombia to the United States will remain at 0% and steel import tariffs from the United States to Colombia will decrease from a range of 5-10% in 2011 to 0% in one, five or 10 years according to the product category. In particular, wire rods import tariffs became 0% beginning in 2012 and rebar import tariffs will decrease gradually, reaching 0% in 2021. On March 8, 2018, the U.S. president imposed a 25% tariff on steel imports, in force since March 23, 2018. Several countries were temporarily exempted, but not Colombia. See Item 4. “Information on the Company—B. Business Overview—Regulations-Trade Regulations—United States.”
In addition, Colombia has signed free trade agreements with Chile, Canada, Costa Rica, the European Union and South Korea, in effect since May 2009, August 2011, August 2016, August 2013 and July 2016, respectively, and has signed free trade agreements with Israel and Panama, which are not yet effective. Colombia is currently negotiating free trade agreements with Japan and Turkey.
United States
U.S. authorities have imposed a number of measures on steel import products. Below is a description of measures currently in effect and ongoing investigations:
Imports of steel products to the U.S.:

•
Hot-rolled products: During November 2001, the U.S. government imposed antidumping and countervailing duties on certain hot-rolled carbon steel flat products from China, India, Taiwan, Thailand, Russia, Indonesia and Ukraine. Current antidumping duties range between 12.34% and 90.83% for China, 36.53% and 44.40% for India, 20.28% and 29.14% for Taiwan, 4.41% and 20.30% for Thailand and 73.59% and 184.56% for Russia, with rates depending on the exporting company; antidumping and countervailing duties are set at 47.86% for Indonesia and 90.33% for Ukraine. Current countervailing duties range between 540.78% and 563.50% for India and are set at 10.21% for Indonesia and 2.38% for Thailand. These measures were confirmed in February 2014 and are set to remain in force until February 2019. In addition, on September 24, 2015, the U.S. government initiated antidumping and countervailing investigations on hot-rolled products from Australia, Brazil, Japan, Korea, the Netherlands, Turkey and the United Kingdom. On October 3, 2016, the government issued antidumping and countervailing duty orders for a five-year period. Antidumping duties were imposed at the following rates: 29.58% for Australia; between 33.14% and 34.28% for Brazil; between 4.99% and 7.51% for Japan; between 4.61% and 9.49% for Korea; 3.73% for the Netherlands; between 4.15% and 6.77% for Turkey; and 33.06% for the United Kingdom. Countervailing duties were imposed on imports as follows: between 29.07% and 30.51% for Brazil; and between 0% and 9.49% for Korea.

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

•
Wire rod: On October 29, 2002, the U.S. imposed antidumping duties to wire rod imports from Brazil (from 74.35% to 94.73%), Indonesia (4.05%), Moldova (369.10%) and Trinidad and Tobago (11.40%), and countervailing duties to Brazilian wire rod imports of between 2.31% and 6.74%. On January 8, 2015, the US imposed antidumping duties (between 106.19% and 110.25%) and countervailing duties (between 178.46% and 193.31%) on wire rod from China, with rates depending on the exporting company. On January 24, 2018, the U.S. imposed antidumping duties on wire rod from Russia (between 436.80% and 756.93%), Belarus (280.02%) and United Arab Emirates (84.10%). On March 14, 2018, the U.S. imposed antidumping duties on wire rod from South Africa (between 135.46% and 142.26%) and Ukraine (between 34.98% and 44.03%). On March 19, 2018, the U.S. Department of Commerce published its final antidumping and countervailing determinations on imports of wire rod from Italy (antidumping duties of between 12.41% and 18.89% and countervailing duties of between 4.16% and 44.18%); South Korea (antidumping duties of 41.10%), Spain (antidumping duties of between 11.08% and 32.64%), Turkey (antidumping duties of between 4.74% and 7.94% and countervailing duties of between 3.81% and 3.86%) and the United Kingdom (antidumping duties of 147.63%).
U.S. authorities have imposed a number of measures on steel product imports from Mexico, including carbon and alloy steel wire rod, pipe and tube, and welded pipes. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations—Mexico.”
In April 2017, the U.S. government initiated an investigation under Section 232 of the U.S. Trade Expansion Act. The investigation analyzed the effects of imports of steel products on national security. Based on the result of such investigation and on the resulting Commerce Secretary recommendations, on March 8, 2018, the U.S. president imposed a 25% tariff on steel imports, which entered into force on March 23, 2018. However, the U.S. administration announced that imports from Argentina, Australia, Brazil, Canada, the European Union, Mexico and South Korea will be temporarily exempted. There is considerable uncertainty surrounding the eventual scope and impact of these measures and its corresponding exemptions.
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
Previous pending payments:

•
In January 2010, Tenaris Global Services S.A., or TGS, a Tenaris subsidiary, entered into an agreement with the National Iranian Drilling Company, or NIDC, a company controlled by the Government of Iran, for a total value of EUR9.4 million (approximately $10.1 million). TGS made all deliveries and collected most of its account receivables under the NIDC agreement prior to 2012. In 2012, TGS collected an amount of EUR0.8 million (approximately $0.8 million) for products delivered to NIDC in prior years. As of December 31, 2017, an outstanding balance of EUR0.2 million (approximately $0.2 million) was still due to TGS. Tenaris expects to collect all or part of such outstanding amounts during 2018. During April 2017, TGS performed its outstanding contractual obligation to allow technical visits to the mills of certain Tenaris non-U.S. Affiliates by NIDC experts at TGS's cost, in compliance with applicable U.S. and other international export control and economic sanctions laws and regulations.

•
TGS is also a party to an April 2011 agreement with Global Procurement General Trading FZE, or Global FZE, a company incorporated in United Arab Emirates, for the provision of OCTG for an amount of AED16.5 million (approximately $4.5 million). TGS has been informed by Global FZE that the end users of the products delivered under this agreement are Oil Industries Engineering and Construction Group and Pars Oil and Gas Company, which are controlled by the Government of Iran. In 2012, TGS delivered products under the Global FZE agreement for a total value of AED16.3 million (approximately $4.4 million), and collected a total amount of AED15.4 million (approximately $4.2 million). All sales of goods and services to Iran under the agreement with Global FZE have ceased. As of December 31, 2017, an outstanding balance of AED0.9 million (approximately $0.2 million) was still due to Tenaris. Tenaris expects to collect all or part of the outstanding amounts during 2018.
Tenaris recorded no sales revenue or profit in 2017 related to the activities described above.
2017 transactions and related activities:
Following the partial lifting and suspension of several international sanctions and restrictions against Iran in mid-January 2016 (in particular, the lifting of most U.S. secondary sanctions against such country under the Joint Comprehensive Plan of Action or ‘JCPOA’ entered into by the P5+1 and the Islamic Republic of Iran), Tenaris’s non-U.S. affiliates considered commercial opportunities in Iran during the year ended December 31, 2017 and engaged in certain transactions or dealings involving Iran or nationals of such country (as more particularly described below). Tenaris intends to continue exploring commercial opportunities in Iran in compliance with applicable U.S. and other international export control and economic sanctions laws and regulations.

•
In 2017, TGS participated in several tenders issued by the National Iranian Oil Company, or NIOC, and its subsidiaries for the supply of OCTG Casing, Tubing, Line Pipe and Accessories for oil and gas projects in Iran. Moreover, during 2017 TGS and other non-U.S. affiliates of Tenaris have issued offers to NIOC and other Iranian companies for the provision of goods and/or services. Except as otherwise specified below, none of such tenders or offers were accepted as of December 31, 2017. Tenaris intends to continue participating in tenders and issuing offers to NIOC, its subsidiaries or other Iranian companies through TGS or other of its non-U.S. affiliates, in compliance with applicable law.

•
In October 2016, TGS entered into an agreement for the provision of technical field service assistance to Petropars Ltd, or Petropars, for its project located in the Salman gas field in Iran, for a total value of EUR0.04 million (approximately $0.04 million). TGS has been informed that Petropars operates the Salman project pursuant to a service contract with Iranian Offshore Oil Company, a subsidiary of NIOC. All services required to be performed by Tenaris for the benefit of Petropars were completed during October 2016. As of December 31, 2017, EUR0.03 million (approximately $0.04 million) has been collected. TGS intends to collect all or part of the outstanding amounts during 2018.

•
In May 2016, TGS was awarded by Toos Payvand Co., a Tehran-based company, a spot purchase order for carbon steel pipes for the Isfahan Refinery project, for a total value of EUR3.5 million (approximately $3.7 million). TGS delivered most of the items requested under such purchase order and collected most sums due thereunder during 2017. As of December 31, 2017, a small portion of the items remained undelivered and an outstanding amount of EUR0.06 million (approximately $0.07 million) was pending collection. TGS intends to collect all or part of the outstanding amounts and to perform its outstanding obligations under the above-referred purchase order during 2018.

•
In November 2017, Dalmine booked a purchase order with Buhlmann RFS Gmbh (a distributor located in Germany) for the provision of Line Pipes for use in downstream activities in Iran for Esfahan Oil Refinery Project (end user NIOC), for a total value of EUR0.6 million (approximately $0.7 million). No invoices were issued during 2017 and, therefore, no revenues were recorded for such order as of December 31, 2017. The requested material is under production and delivery is expected for 2018. Dalmine intends to perform its undischarged obligations and collect all or part of the outstanding amounts during 2018.

•
During 2017, Dalmine booked four orders with Commerciale Tubi Acciaio (a distributor located in Italy) for the provision of line pipes for use in downstream activities in Iran, Kangan Project, for a total value of EUR 0.9 million (approximately $1.1 million). As of December 31, 2017, a portion of these orders was delivered and payment thereof collected, with EUR0.5 million (approximately $0.6 million) outstanding as of December 31, 2017. Materials not invoiced during 2017 are under production and delivery is expected for 2018. Dalmine intends to perform its undischarged obligations and collect all or part of the outstanding amounts during 2018.

•
In July, 2017 TGS was awarded a spot order from Azar Ab Industries Co., for seamless tubes for manufacturing of Industrial Boiler for Esfahan Refinery in Iran, for a total value of approximately EUR1.2 million (approximately $1.4 million), of which EUR0.2 million (approximately $0.2 million) were collected as of December 31, 2017.

TGS expects to continue performing its undischarged obligations and to collect all or part of the outstanding amounts under the above order during 2018.

•
During 2017, Dalmine was awarded some spot orders from Mapna International FZE, for carbon steel and low alloyed pipes and tubes delivered to Mapna Boiler and Equipment Engineering and Manufacturing Co., or Mapna, for the manufacturing of boilers for conventional power plants in Iran for a total value of approximately EUR2 million (approximately $2.4 million), of which EUR0.3 million (approximately $0.4 million) were collected as of December 31, 2017. Moreover, during 2017 certain employees of Mapna visited the manufacturing mills of Dalmine and Silcotub (located in Italy and Romania, respectively) for the purposes of inspecting the material under production for the above-referred orders. Dalmine expects to continue performing its undischarged obligations and to collect all or part of the outstanding amounts under the above orders during 2018.

•
In December 2016, TGS entered into a distribution agreement with “Fanavaran Energy Part Co. (Part Technologist of Energy Company)”, or PTEC, a private Iranian company, for pipes used in downstream activities, such as refineries, petrochemical and gas processing. On December 21, 2016, PTEC placed one purchase order for a total value of EUR2.2 million (approximately $2.3 million), which was shipped and collected during 2017. Furthermore, in August 2017, PTEC placed another purchase order for a total value of EUR1.5 million (approximately $1.8 million). TGS made no shipments and recorded no revenues in connection with the August 2017 order for the year ended December 31, 2017. TGS intends to fulfill its undischarged obligations and collect all or part of the outstanding amounts under the August 2017 order during 2018.

•
During the course of the year ended December 31, 2017, TGS entered into several confidentiality agreements for the purpose of sharing information with potential Iranian business partners, some of which were companies controlled by the Government of Iran, with the aim of exploring commercial opportunities relating to the supply of goods and services to NIOC or its subsidiaries. No revenues were attributable to these activities. TGS, as well as other Tenaris non-U.S. subsidiaries, intend to continue to explore commercial opportunities with such potential Iranian business partners in compliance with applicable law.

•
In June 2017, TGS renewed its Agency Agreement (initially entered into in June 2016) with Industrials SGC Ltd., or SGC, (a U.K.-based company) for an additional one-year period (i.e. now expiring on June 12, 2018). The purpose of such agreement is to promote and market certain products manufactured by non-U.S. affiliates of Tenaris in the territory of Iran. As of December 31, 2017, no revenues or net profits were attributable to the Agency Agreement. TGS intends to continue promoting and marketing Tenaris products in Iran under the Agency Agreement with SGC.

•
During 2017, certain non-U.S. employees of some non-U.S. affiliates of Tenaris visited Iran in order to discuss potential commercial opportunities with Iranian public and private entities. Moreover, during May 2017, certain of the above-referred employees attended trade shows in Iran. These included an oil & gas industry trade show (the Iran Oil Show) organized by NIOC. No fees were paid to NIOC or other Iranian state-owned companies in connection with such activities, other than routine amounts such as travel-related taxes and fees. No revenues were attributable to the above-referred activities. Certain of Tenaris’s non-U.S. affiliates intend to continue visiting Iran in order to develop further commercial opportunities in the country in compliance with applicable law.

Tenaris’s total sales revenue for 2017 with regard to the foregoing transactions amounted to approximately $6.8 million. The estimated net profits from such transactions, after internal cost allocation and taxes, were in the range of $2.6 million.
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
Tenova
Tenova S.p.A., or Tenova, an Italian supplier of equipment for the mining and the steel-making industry, is indirectly controlled by San Faustin and, accordingly, is deemed an “affiliate” of Ternium, as that term is defined in Exchange Act Rule 12b-2. In response to our inquiry, Tenova informed us that:

•
During 2017, Tenova or its subsidiaries supplied equipment and performed engineering services for the steel-making and raw material handling industries to companies believed by Tenova to be subsidiaries of development agencies of the Government of Iran. Tenova or its subsidiaries also issued offers to Iranian counterparties, none of which were accepted as of December 31, 2017. Moreover, certain employees of Tenova visited Iran during 2017 in order to discuss prospective commercial opportunities with potential Iranian business partners.

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

Tenova informed us that its total sales revenue for 2017 with regard to the foregoing transactions amounted to $12.4 million, compared to $14.7 million in 2016. Tenova also estimated that its net profits from such transactions, after internal cost allocation and taxes, were in the range of $1.8 million.
Techint CTI
Techint - Compagnia Tecnica Internazionale S.p.A., or Techint CTI; an Italian provider of engineering, procurement, construction, operation and management services mainly in the oil & gas, refining, petrochemical, power, industrial and infrastructure sectors, is indirectly controlled by San Faustin and, accordingly, is deemed an “affiliate” of Ternium, as that term is defined in Exchange Act Rule 12b-2. In response to our inquiry, Techint CTI informed us that:

•
In December 18, 2017, Techint CTI entered into an agreement for the provision of technical assistance services (e.g. feasibility studies, technology selection) with Ardabil Petrochemical Co. for an estimated total amount of EUR0.25 million (approximately $0.3 million). As of December 31, 2017, the performance of certain services remained outstanding, as the contract became effective only in February 2018 and payment thereof has not yet been collected. Techint CTI intends to collect all or part of the outstanding amounts during 2018.

•
During 2017 Techint CTI entered into additional ancillary documents (such as confidentiality agreements, memorandums of understanding and letters of intent) for the purpose of sharing information, among others, with the above-referred Iranian customer and others. No revenues were attributable to these specific activities, other than the ones described in the above items. Techint CTI intends to continue to explore commercial opportunities with potential Iranian business partners in compliance with applicable law.

•
Moreover, during 2017 certain non-U.S. employees of Techint CTI visited Iran in connection with the above-referred agreements and in order to discuss potential commercial opportunities with other Iranian public and private entities. No fees were paid in connection with such activities, other than routine amounts such as travel-related taxes and fees. No revenues were attributable to the above-referred activities. Techint CTI intends to continue visiting Iran in order to develop further commercial opportunities in the country in compliance with applicable law.

•	Techint CTI informed us that it recorded no revenues for the above activities as of December 31, 2017.

C.	Organizational Structure
Below is a simplified diagram of Ternium’s corporate structure as of March 31, 2018.

Ternium S.A. - Luxembourg

-----▶	Ternium Mexico - Mexico	◀------
71.3%		28.7%

-----▶	Ternium Argentina - Argentina
60.9%

-----▶	Ternium Brasil - Brazil
100%

-----▶	Ternium Colombia - Colombia
100%

-----▶	Tenigal - Mexico
51%

-----▶	Ternium Internacional Guatemala - Guatemala	◀------	---------
99.8%		0.2%

-----▶	Ternium USA - USA
100%

-----▶	EXIROS - The Netherlands
50%
For a detail of the companies whose financial statements have been consolidated and accounted for interest, see note 2 to our consolidated financial statements included in this annual report.
Subsidiaries
Ternium operates entirely through subsidiaries. For a complete list of its subsidiaries and a description of its investments in other companies, see note 2 to our consolidated financial statements included elsewhere in this annual report.
Ternium Mexico. Ternium Mexico is a leading flat and long steel manufacturer in Mexico, with total annual finished steel production capacity of approximately 7.5 million tons. Ternium Mexico’s subsidiaries operate all of Ternium’s mining and steel production facilities in Mexico, except for Tenigal’s facilities. Ternium Mexico and its subsidiaries produce steel products mainly for the construction and industrial sectors.
Ternium Argentina. Ternium Argentina is the main integrated manufacturer of flat steel products in Argentina with total annual finished steel production capacity of approximately 3.0 million tons. The shareholders of Ternium Argentina as of March 31, 2018 are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Ternium Argentina Shareholders	Number	Percent
Ternium	2,752,808,188	60.94%
ANSeS	1,175,806,541	26.03%
Public	588,479,294	13.03%
Total shares issued and outstanding	4,517,094,023	100.00%

Ternium Brasil. On September 7, 2017, Ternium acquired Ternium Brasil from thyssenkrupp AG. Ternium Brasil is a high-end steel slab producer in Brazil, with annual production capacity of approximately 5.0 million tons. Ternium

Brasil produces steel slabs mainly for Ternium's operations in Mexico, for Ternium Argentina and for third-party steel processors.
Ternium Colombia. Ternium Colombia is a leading long and flat steel products processor and distributor in Colombia and a scrap-based long steel manufacturer, with total annual finished steel production capacity of approximately 540,000 tons.
Tenigal. Tenigal is a manufacturer of hot-dip galvanized and galvannealed steel sheets serving the Mexican automobile market with total annual finished steel production capacity of approximately 450,000 tons. Ternium and NSSMC hold 51% and 49% participations in Tenigal, respectively.
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
Ternium USA. Ternium USA operates Ternium’s steel processing activities in the United States and produces galvanized and color coated sheets in its Shreveport unit in Louisiana, United States. Ternium USA has total annual finished steel production capacity of 215,000 tons.
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
Other Investments
Usiminas. Usiminas is the largest flat steel producer in Brazil, with total annual crude steel production capacity of 9.5 million tons. Usiminas produces steel products mainly for the automobile, line pipe, civil construction, and electrical equipment manufacturing industries. Usiminas has iron ore mines in the Serra Azul region and industrial facilities in Ipatinga, Minas Gerais and in Cubatão, São Paulo, strategically located near the main consumers of steel in Brazil. In 2017, Usiminas shipped 4.0 million tons of steel products and 3.7 million tons of iron ore, and had net sales of BRL10.7 billion. Usiminas is a publicly-traded company listed on the São Paulo stock exchange, BM&FBOVESPA S.A - Bolsa de Valores, Mercadorias e Futuros.
On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments, together with Ternium Argentina (and its subsidiary Prosid), and the Company’s affiliate TenarisConfab, joined Usiminas’ existing control group through the acquisition of a total of 139.7 million ordinary shares of Usiminas, representing 27.7% of Usiminas’ voting capital (22.7% corresponding to Ternium and the other 5% corresponding to TenarisConfab), and formed the T/T Group. As a result of such acquisition, Usiminas’ control group, which at the time held, in the aggregate, 322.7 million ordinary shares representing approximately 63.9% of Usiminas’ voting capital, was formed as follows: NSSMC Group, with approximately 46.1% of the total shares held by the control group; the T/T Group, with approximately 43.3% of the total shares held by the control group (35.6% corresponding to Ternium and the other 7.7% corresponding to TenarisConfab); and Previdência Usiminas, with the remaining 10.6% of the total shares held by the control group. The members of the control group entered into a shareholders’ agreement dated January 16, 2012 governing their rights and obligations as shareholders of Usiminas.

On October 30, 2014, Ternium acquired 51.4 million additional ordinary shares of Usiminas. As part of a multi-round capital increase process, on June 3, 2016, Ternium (through Ternium Investments, Ternium Argentina and Prosid) was issued, in the aggregate, 8.5 million preferred shares and TenarisConfab was issued 1.3 million preferred shares; and on July 19, 2016, Ternium (through Ternium Investments, Ternium Argentina and Prosid) was issued, in the aggregate, 76.4 million ordinary shares and TenarisConfab was issued 11.5 million ordinary shares. Following the issuance of these ordinary shares, Ternium (through Ternium Investments, Ternium Argentina and Prosid) owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of Usiminas’ capital, and 34.4% of Usiminas’ ordinary shares, and TenarisConfab owns a total of 36.5 million ordinary shares and 1.3 million preferred shares, representing 3% of Usiminas’ capital, and 5.2% of Usiminas’ ordinary shares.

In 2014, a conflict arose within the Usiminas’ control group and its board with respect to the governance of Usiminas, including with respect to the rules applicable to the appointment of senior managers, the application of the shareholders’ agreement in matters involving fiduciary duties, and generally with respect to Usiminas’ business strategy.

On February 8, 2018, Ternium Investments resolved the dispute with NSSMC, establishing certain new governance rules for Usiminas as well as certain undertakings for the settlement of legal disputes. Ternium Investments and NSSMC further agreed to implement such new governance rules by seeking the agreement of the other members of the controlling group, and on April 10, 2018, the T/T Group, NSSMC Group and Previdência Usiminas entered into a new shareholders’ agreement for Usiminas, amending and restating the January 16, 2012 shareholders’ agreement (the “New SHA”).

The New SHA reflects the agreed-upon corporate governance rules for Usiminas, including, among others, an alternation mechanism for the nomination of each of the chief executive officer and the chairman of the board of directors, as well as a mechanism for the nomination of other members of Usiminas’ executive board. The right to nominate Usimina’s chief executive officer and chairman will alternate between Ternium and NSSMC at every 4-year interval, comprising two consecutive 2-year terms. For the initial four years, Ternium will be entitled to nominate the CEO and NSSMC will be entitled to nominate the chairman. The executive board will be composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSSMC nominating three members each.

In addition to the Usiminas shares that were bound by the January 16, 2012 shareholders’ agreement, the New SHA also incorporates and bounds the shares subscribed for by the members of the T/T Group and the NSSMC Group in connection with Usiminas’ 2016 capital increase. As a result, Usiminas’ control group now holds, in the aggregate, 483.6 million ordinary shares bound to the New SHA, representing approximately 68.6% of Usiminas’ voting capital, with the T/T Group holding approximately 47.1% of the total shares held by the control group (39.5% corresponding to Ternium and the other 7.5% corresponding to TenarisConfab); the NSSMC Group holding approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holding the remaining 7% of the total shares held by the control group.

Finally, the New SHA incorporates an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the New SHA after the fourth-and-a-half-year anniversary from the coming election of Usiminas’ executive board in May 2018. Such exit mechanism shall apply with respect to shares held by the NSSMC Group and the T/T Group, and would allow either Ternium or NSSMC to purchase all or a majority of the Usiminas shares held by the other shareholder group.

The 51.4 million ordinary shares of Usiminas acquired by Ternium on October 30, 2014 and 6.7 million ordinary shares acquired by NSSMC prior to execution of the January 16, 2012 shareholders’ agreement remain free from any transfer restrictions under the New SHA and will not be subject to the exit mechanism described above.

In connection with the execution of the New SHA, Ternium Investments, Ternium Argentina, Prosid and TenarisConfab amended and restated their separate shareholders´ agreement governing their respective rights and obligations as members of the T/T Group to include provisions relating to the exit mechanism and generally to conform such separate shareholders’ agreement to the other provisions of the New SHA.

As of March 31, 2018, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 12.31 (approximately USD3.70) per ordinary share and BRL 10.92 (approximately USD3.29) per preferred share, respectively. Accordingly, as of March 31, 2018, Ternium’s ownership stake had a market value of approximately USD926.4 million and a carrying value of USD483.7 million.

Techgen. Techgen is a joint venture company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. In the fourth quarter of 2016, Techgen started operating a new natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, after total investment of USD1.1 billion. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity of approximately 900 megawatts. As a result, Ternium is securing the supply of electricity to its existing and future facilities in Mexico, and sells unused energy to the Mexican market. For more information on the Company’s commitments under the Techgen project, see Item 5. “Operating and Financial Review and Prospects—E. Off-Balance Sheet Arrangements” and note 25(ii)(j) and (k) to our consolidated financial statements included elsewhere in this annual report.

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
Overview
Ternium is Latin America’s leading flat steel producer with an annual crude steel production capacity of 12.4 million tons. We operate through subsidiaries in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America, which own regional manufacturing, service center and distribution networks. In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian market. Our customers range from small businesses to large global companies in the automotive, home appliances, construction, capital goods, container, food and energy industries across the Americas. We aim to build close relationships with our customers and recognize that our success is closely linked with theirs.

Ternium supplies a broad range of high value-added steel products and has advanced customer integration systems that enable us to differentiate ourselves from our competitors through the offering of sophisticated products and services. The company’s industrial system has varied production technologies that provide a diversified cost structure, based on different types of raw material and energy sources, and a flexible production configuration. The industrial system includes proprietary iron ore mines, steelmaking facilities, finishing facilities, service centers and a broad distribution network to offer slabs, hot-rolled products, cold-rolled products, galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, bars and wire rods as well as slit and cut-to-length products.

We believe that Ternium is a leading supplier of flat steel products in Mexico and Argentina, a significant supplier of steel products in Colombia and in various other countries in South and Central America, and a competitive player in the international market for steel products. Through its commercial offices in Uruguay, the United States and Spain, Ternium maintains an international presence that allows it to reach customers outside its local markets, achieve improved effectiveness in the supply of its products and in the procurement of semi-finished steel, and maintain a fluid commercial relationship with its customers by providing continuous services and assistance.
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
Ternium’s primary source of revenue is the sale of steel products. Management expects sales of steel products to continue to be Ternium’s primary source of revenue. The global market for such steel products is highly competitive, with the primary competitive factors being price, cost, product quality and customer service. The majority of Ternium’s sales are concentrated in the Americas. Specifically, Ternium’s largest markets for finished steel products are Mexico, Argentina and Colombia, and Ternium's largest markets for slabs are Brazil and the United States.
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
Ternium’s results are also sensitive to prices in the international steel markets. Steel prices are volatile and are sensitive to supply conditions and to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s finished steel products. For example, steel prices in the international markets, which had been rising quickly during the first half of 2008, fell sharply beginning in the second half of 2008 as a result of collapsing apparent demand and the resulting excess capacity in the industry. The fall in prices during this period adversely affected the results of steel producers generally, including Ternium, as a result of lower revenues and write-downs of finished steel products and raw material inventories. Beginning in the second half of 2009, steel prices in the international markets rebounded mainly as a result of the increase in the demand for steel in China and other emerging markets, and the subsidence of the worldwide de-stocking process. Since 2009, international steel prices fluctuated within a wide range with an upward trend in the 2009-2011 period, a downward trend in the 2011-2015 period and an upward trend since 2016. In this context, Ternium’s operating income increased 28% year-over-year in 2017 and 79% year-over-year in 2016 after falling 39% year-over-year in 2015. A protracted fall in steel prices would have a material adverse effect on Ternium’s results, as could price volatility.
Trends in the steel industry may also have an impact on Ternium’s results. In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially in downturn cycles, from substantial overcapacity. Currently, as a result of the 2008-2009 global downturn, slower global economic growth and the increase in steel production capacity in recent years, there is excess capacity in the global steel market that could negatively affect the industry’s margins. Furthermore, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and current smaller competitors in the steel market could become larger competitors in the future. Intense competition could impact on Ternium’s share in certain markets and adversely affect its sales and revenue.
Ternium’s production costs are sensitive to prices of raw materials, slabs and energy, which reflect supply and demand factors in the global steel industry. Ternium purchases substantial quantities of raw materials (including iron ore, coal, ferroalloys and scrap) and slabs for use in the production of its steel products. The availability and price of these and other inputs vary, sometimes significantly, according to general market and economic conditions. In addition to raw materials and slabs, natural gas is an important component of Ternium’s cost structure. Ternium generally purchases these inputs at market or market-based prices; accordingly, price fluctuations in these inputs, which may also vary according to general market and economic conditions, necessarily impact Ternium’s production costs.
Ternium’s export revenues could be affected by trade restrictions and its domestic revenues could be affected by unfair competition from imports. During the second half of the 1990s, a period of strong oversupply, several antidumping measures were imposed in several countries in which Ternium operates (including Mexico, Argentina and the United States) to prevent foreign steel producers from dumping certain steel products in local markets. The recovery in global economic conditions during the 2003–2008 period helped normalize international steel trade conditions and, eventually, several countries reduced or eliminated protective measures established in prior years including Argentina, Ternium’s second-largest steel market. However, in the face of a protracted period of oversupply since 2009, some countries have been reestablishing antidumping duties and/or other safeguards to protect their domestic markets, including Mexico, Ternium’s largest steel market, adding to measures that remained in place from before. Ternium’s ability to profitably access the export markets may be adversely affected by trade restrictions, including antidumping duties and countervailing measures, in those markets. In addition, Ternium’s ability to sell some steel products in its principal markets could be affected by unfair competition from imports of those steel products from certain countries, if applicable trade regulations were not in force. For example, on March 8, 2018, under Section 232 of the Trade Expansion Act of 1962, the U.S. President imposed a 25% tariff on steel articles imported from all countries; however, the U.S. administration announced that steel imports from Argentina, Australia, Brazil, Canada, the European Union, Mexico and South Korea will be temporarily exempted. There is considerable uncertainty surrounding the eventual scope and impact of these measures and its corresponding exemptions.
See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations.”

Changes in prevailing exchange rates could impact results from subsidiaries with net short or long positions in currencies other than their functional currencies. The functional currency of our Mexican, Brazilian and Colombian subsidiaries is the U.S. dollar, and the functional currency of Ternium Argentina is the Argentine peso. Ternium's subsidiaries record foreign exchange results on their net non-functional currency positions when the functional currencies appreciate or depreciate with respect to other currencies. For example, Ternium’s net foreign exchange result was a loss of USD65.5 million in 2017, a gain of USD20.3 million in 2016 and a loss of USD5.2 million in 2015. In addition, Ternium’s Mexican, Brazilian and Colombian subsidiaries record deferred tax results when the U.S. dollar (their functional currency) appreciates or depreciates in relation to the Mexican peso, the Brazilian real or the Colombian peso, respectively, as such fluctuations change, in U.S. dollar terms, the tax base used to calculate deferred tax at such subsidiaries. Fluctuations in the value of such functional currencies against other currencies have had, and may also have in the future, an impact on Ternium’s results.
Changes in prevailing exchange rates have had an impact on Ternium’s comprehensive results in the past and could impact comprehensive results from subsidiaries and investments with a functional currency other than the U.S. dollar in the future. In accordance with IFRS, Ternium records currency translation adjustments in its consolidated statements of comprehensive income. These adjustments do not affect results but, instead, have an impact on net worth. Fluctuations in the Brazilian real (as our participation in Usiminas is denominated in Brazilian reais) and the Argentine peso (as it is the functional currency of Ternium Argentina) against the U.S. dollar have had, and may also have in the future, an impact on Ternium’s comprehensive results. Ternium’s currency translation adjustments resulted in losses of USD104.4 million in 2017, USD87.8 million in 2016 and USD640.5 million in 2015. These adjustments included the effect of the devaluation of the Brazilian real on the value of Ternium’s investment in Usiminas as measured in U.S. dollars, amounting to a loss of USD8.6 million in 2017, a gain of USD54.7 million in 2016 and a loss of USD229.2 million in 2015, and the effect of the devaluation of the Argentine peso on the value of Ternium Argentina’s net assets as measured in U.S. dollars, amounting to a loss of USD96.9 million in 2017, a loss of USD139.6 million in 2016 and USD394.9 million in 2015.
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
Goodwill impairment test. Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator. Goodwill is tested at the lowest levels for which there are separately identifiable cash flows (each, a CGU). Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in note 4(f) to our consolidated financial statements included elsewhere in this annual report:

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

•
To carry out these tests, assets are grouped at the level of the CGUs. When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

•
Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

•
Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. Application of the discounted cash flow method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the GDP growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

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

The discount rates used are based on the weighted average cost of capital, which is considered to be a good indicator of cost of capital. As of December 31, 2017 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 11.49% (as of December 31, 2016, 10.82%).

At December 31, 2017, 2016 and 2015, no impairment charges to CGUs with allocated goodwill resulted from the impairment tests performed. Any future impairment charge could have a material adverse effect on Ternium’s results of operations, financial condition and net worth.
Income taxes. Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. For further information, see note 11 to our consolidated financial statements included in this annual report.
Loss contingencies. Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD768.5 million and USD7.0 million as of December 31, 2017 and 2016, respectively. The increase of the loss contingencies provision in 2017 is related to the recognition of contingencies arising from the consolidation of the financial statements of Ternium Brasil into Ternium's. For more information, see note 3 to our consolidated financial statements included in this annual report.
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

As of December 31, 2017 and 2016, the Company recorded no allowance for net realizable value and USD36.2 million and USD33.4 million, respectively, as allowance for obsolescence.
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
Considering that no impairment indicators were identified as of December 31, 2017 and 2016, the Company tested only the value of its goodwill for impairment, resulting in no impairment charges to be recognized. Consequently, and except for the impairment in connection with the investment in Usiminas in 2015 described below, during the years 2017, 2016 and 2015, no impairment charges were recorded in connection with assets that have an indefinite useful life (including goodwill). Based on the information currently available to us, as of the date of this annual report, the Company is not aware of any factors that would lead to the recognition of future impairment charges. Any such impairment charges could have a material adverse effect on Ternium’s results of operations, financial condition and net worth.

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
On April 20, 2016, Ternium (through Ternium Investments, Ternium Argentina and Prosid) subscribed, in the aggregate, to 8.5 million preferred shares for a total subscription price of BRL10.9 million (approximately USD3.1 million). These preferred shares were issued on June 3, 2016. On April 18, 2016, Usiminas’ extraordinary general shareholders’ meeting approved an issuance of 200 million ordinary shares for an aggregate amount of BRL1 billion and Usiminas launched a multi-round subscription process. On July 19, 2016, following the completion of the subscription process, Usiminas’ extraordinary general shareholders’ meeting homologated the capital increase, and Ternium (through Ternium Investments, Ternium Argentina and Prosid) was issued, in the aggregate, 76.4 million ordinary shares for a total subscription price of BRL382.2 million (approximately USD110.9 million). As of December 31, 2017, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&FBOVESPA Stock Exchange, was BRL10.83 (approximately USD 3.27) per ordinary share and BRL9.10 (approximately USD 2.75) per preferred share, respectively. Accordingly, as of December 31, 2017, Ternium’s ownership stake had a market value of approximately USD817.6 million and a carrying value of USD466.3 million.
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
Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2017 and 2016, allowance for doubtful accounts totaled USD16.5 million and USD6.0 million, respectively.

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
Mining reserve estimates. Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s mining concessions. In order to estimate reserves, a range of geological, technical and economic factors must be considered. Estimating the quantity and/or grade of reserves requires complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.
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
Business combinations. The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. The Company makes judgements and estimates in relation to the fair value allocation of the purchase price. If any unallocated portion is positive, it is recognized as goodwill, and if negative, it is recognized in the income statement. For further information on business combinations, see note 3 to our consolidated financial statements included elsewhere in this annual report.

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

In thousands of U.S. dollars	For the year ended December 31,
(except number of shares and per share data)	(*)
	2017	2016	2015	2014	2013
Selected consolidated income statement data

Net sales	9,700,296	7,223,975	7,877,449	8,726,057	8,530,012
Cost of sales	(7,403,025)	(5,384,390)	(6,477,272)	(6,925,169)	(6,600,292)

Gross profit	2,297,271	1,839,585	1,400,177	1,800,888	1,929,720
Selling, general and administrative expenses	(824,247)	(687,942)	(770,292)	(816,478)	(843,311)
Other operating income (expenses), net	(16,240)	(9,925)	9,454	71,751	23,014

Operating income	1,456,784	1,141,718	639,339	1,056,161	1,109,423

Finance expense	(114,583)	(89,971)	(89,489)	(117,866)	(132,113)
Finance income	19,408	14,129	7,981	7,685	9,517
Other financial income (expenses), net	(69,915)	37,957	(17,922)	40,731	(12,879)
Equity in earnings (losses) of non-consolidated companies (1)	68,115	14,624	(272,810)	(751,787)	(31,609)

Profit before income tax expense	1,359,809	1,118,457	267,099	234,924	942,339
Income tax expense	(336,882)	(411,528)	(207,320)	(339,105)	(349,426)

Profit (loss) for the year	1,022,927	706,929	59,779	(104,181)	592,913

Attributable to:
Owners of the parent	886,219	595,644	8,127	(198,751)	455,425
Non-controlling interest	136,708	111,285	51,652	94,570	137,488

Profit (loss) for the year	1,022,927	706,929	59,779	(104,181)	592,913

Depreciation and amortization	474,299	406,890	433,788	414,797	377,133
Weighted average number of shares outstanding (2)	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic earnings (losses) per share (in USD per share) (3) (4)	0.45	0.30	—	(0.10)	0.23
Basic earnings (losses) per ADS (in USD per ADS) (3) (4)	4.51	3.03	0.04	(1.01)	2.32
Dividends per share (in USD per share)	0.110	0.100	0.090	0.090	0.075
Dividends per ADS (in USD per ADS)	1.10	1.00	0.90	0.90	0.75

(1)
Equity in losses of non-consolidated companies include write downs of our investment in Usiminas, as a result of the performance of impairment tests, of USD739.8 million in 2014, and USD191.9 million in 2015, with no write downs in 2013, 2016 and 2017.

(2)
Of the 2,004,743,442 shares issued as of December 31, 2017, the Company held 41,666,666 that were repurchased from Usiminas on February 15, 2011. Such shares were not considered outstanding for purposes of the calculation of the weighted average number of shares.

(3)
International Accounting Standard N° 1 (IAS 1) (revised) requires that income for the year as shown in the income statement includes the portion attributable to non-controlling interest. Basic earnings per share and basic earnings per ADS, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.

(4)	Diluted earnings per share and per ADS (expressed in USD per share or ADS), equals basic earnings per share or ADS, respectively.

(*)
In 2017, the financial statements of Ternium Brasil were consolidated into Ternium's, starting in September. For more information, see note 3 to our consolidated financial statements included in this annual report.

Selected consolidated balance sheet data	At December 31,
In thousands U.S. dollars (except number of shares and per share data)	(*)
	2017	2016	2015	2014	2013

Non-current assets	7,727,283	5,622,556	5,480,389	6,341,290	7,153,162
Property, plant and equipment, net	5,349,753	4,135,977	4,207,566	4,481,027	4,708,895
Other non-current assets (1)	2,377,530	1,486,579	1,272,823	1,860,263	2,444,267

Current assets	4,395,283	2,700,314	2,582,204	3,348,869	3,219,462
Cash and cash equivalents	337,779	183,463	151,491	213,303	307,218
Other current assets (2)	4,054,741	2,506,603	2,419,046	3,120,810	2,894,474
Non-current assets classified as held for sale	2,763	10,248	11,667	14,756	17,770

Total assets	12,122,566	8,322,870	8,062,593	9,690,159	10,372,624

Capital and reserves attributable to the owners of the parent (3)	5,010,424	4,391,298	4,033,148	4,697,201	5,340,035
Non-controlling interest	842,347	775,295	769,849	937,502	998,009

Non-current liabilities	3,442,521	1,324,785	1,558,979	1,964,070	2,185,421
Borrowings	1,716,337	396,742	607,237	900,611	1,204,880
Deferred tax liabilities	513,357	609,004	609,514	670,523	605,883
Other non-current liabilities	1,212,827	319,039	342,228	392,936	374,658

Current liabilities	2,827,274	1,831,492	1,700,617	2,091,386	1,849,159
Borrowings	1,505,570	821,893	913,786	1,264,208	797,944
Other current liabilities	1,321,704	1,009,599	786,831	827,178	1,051,215

Total liabilities	6,269,795	3,156,277	3,259,596	4,055,456	4,034,580

Total equity and liabilities	12,122,566	8,322,870	8,062,593	9,690,159	10,372,624

Number of shares (3)	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

(1)	Includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of USD662.3 million as of December 31, each year.

(2)
As of December 31, 2017, 2016, 2015, 2014 and 2013, includes financial assets with maturity of more than three months for a total amount of USD132.7 million, USD144.9 million, USD237.2 million, USD150.0 million and USD169.5 million, respectively.

(3)
The Company’s share capital as of December 31, each year was represented by 2,004,743,442 shares, par value USD1.00 per share, for a total amount of USD2,004.7 million. Of the 2,004,743,442 shares, as of December 31, 2017, the Company held 41,666,666, repurchased from Usiminas on February 15, 2011.

(*)
In 2017, the financial statements of Ternium Brasil were consolidated into Ternium's, starting in September. For more information, see note 3 to our consolidated financial statements included in this annual report.

Fiscal Year Ended December 31, 2017 compared to Fiscal Year Ended December 31, 2016
Overview
During 2017, shipments in the Mexican market reached a new record of 6.6 million tons, representing 57% of Ternium’s total steel shipments. Ternium is the leading supplier of flat steel products in the country. The Mexican steel market has been growing consistently, becoming the largest steel market in Latin America, with a consumption rate of more than 200 kilograms per capita. Apparent steel demand in Mexico reached a new record of 26.4 million tons in 2017 driven mainly by improved local manufacturing activity.

Apparent steel demand in Argentina increased 17% year-over-year in 2017 to approximately 4.9 million tons. A markedly better business environment fostered a gradual recovery of most steel consuming sectors during the year. Of note in the rebound of steel consumption was a significant recovery of the construction sector (mainly public works) and the agribusiness activity, and the startup of new natural gas and oil investments in the Vaca Muerta shale formation. In addition, the incipient recovery of the Brazilian economy during 2017 is helping to raise activity levels in some industrial sectors in Argentina, which have started to show improvements.

On September 7, 2017, Ternium acquired Ternium Brasil’s slab-making facility in the state of Rio de Janeiro, Brazil, from thyssenkrupp AG. Following the consolidation of Ternium Brasil’s financial statements, shipments in the Other Markets Region increased 121% year-over-year to 2.5 million tons, representing 22% of Ternium’s total shipments in the steel segment. The volume increase included 1.3 million tons of slabs shipped to third parties in the United States and Brazil from the Rio de Janeiro facility, between September and December 2017.

In Colombia, Ternium is a leading supplier of finished steel products. With apparent steel use of 3.7 million tons, the country is the fourth largest steel market in Latin America. After a decrease in steel demand in 2016, Colombia’s steel market started to recover in 2017 supported by a rebound in construction and oil & gas activity, and continued expansion of the manufacturing businesses.

In the United States, apparent demand for finished steel rebounded in 2017, showing a 6.4% year-over-year growth, on improved manufacturing activity and healthier economic performance. Ternium’s shipments of finished steel products in the country (excluding slab shipments to the Calvert facility) increased in 2017, with shipments focused on the aesthetically demanding non-residential construction market, mainly for commercial and industrial buildings.

Operating income in 2017 was USD1.5 billion, a USD315.1 million increase compared to operating income in 2016. This increase was due to higher steel segment operating income, with an increase in steel shipments partially offset by a decrease in steel operating margin, and higher mining segment operating income. Steel shipments were 1.8 million tons higher compared to 2016, reflecting a 1.4 million-ton increase in Other Markets, mainly as a result of the consolidation of Ternium Brasil’s shipments, a 235,000-ton increase in the Southern Region and a 218,000-ton increase in Mexico. Steel revenue per ton increased year-over-year in Mexico and the Southern Region, and it decreased in Other Markets, mainly due to the consolidation of Ternium Brasil slab sales. In addition, operating cost per ton, which equals cost of sales plus selling, general and administrative expenses (SG&A), divided by shipments, increased as a result of higher raw material and purchased slab costs, partially offset by the consolidation of Ternium Brasil.

Net income in 2017 was USD1.0 billion, compared to net income of USD706.9 million in 2016. The USD316.0 million increase in the year-over-year comparison was mainly due to the above-mentioned higher operating income, a lower effective tax rate and higher results from the equity in earnings of Usiminas (not consolidated), partially offset by higher net financial expenses. The effective tax rate was affected by the non-cash effect on deferred taxes of the fluctuation of the Mexican peso against the U.S. dollar, with an appreciation of 5% in 2017 and depreciation of 17% in 2016. Higher net financial expenses included an USD85.8 million negative year-over-year difference in net foreign exchange results mainly related to the effect of the fluctuations of the Mexican peso and the Argentine peso against the U.S. dollar on a net short local currency position in Ternium’s Mexican subsidiaries and a net short U.S. dollar position in Ternium’s Argentine subsidiary.

Net Sales
Net sales in 2017 were USD9.7 billion, 34% higher than net sales in 2016. The following table outlines Ternium’s consolidated net sales for 2017 and 2016:

	Net sales (million USD)
	2017	2016	Dif.
Mexico	5,378.6	4,477.6	20%
Southern Region	2,313.6	1,865.9	24%
Other Markets	1,699.0	864.4	97%
Total steel products consolidated net sales	9,391.2	7,208.0	30%
Other products (1)	309.1	13.8	2,140%
Total steel segment net sales	9,700.3	7,221.8	34%

Total mining segment net sales	271.5	204.9	32%

Intersegment eliminations	(271.4)	(202.7)

Total consolidated net sales	9,700.3	7,224.0	34%
(1) The item “Other products” primarily includes Ternium Brasil’s and Ternium Mexico’s electricity sales.
Cost of sales
Cost of sales was USD7.4 billion in 2017, an increase of USD2.0 billion compared to 2016. This was principally due to a USD1.8 billion, or 47%, increase in raw material and consumables used, mainly reflecting a 19% increase in steel shipments volume and higher purchased slab, iron ore, coking coal, scrap, zinc and energy costs, and to an USD204.6 million increase in other costs, mainly including a USD113.3 million increase in labor cost, a USD33.8 million increase in depreciation of property, plant and equipment, a USD33.3 million increase in services and fees, and a USD22.8 million increase in maintenance expenses. The consolidation of Ternium Brasil in 2017 affected all of the above-mentioned components of the cost of sales, as well as the selling, general and administrative expenses.

Selling, general and administrative (SG&A) expenses
SG&A expenses in 2017 were USD824.2 million, or 8.5% of net sales, an increase of USD136.3 million compared to SG&A expenses in 2016 of USD687.9 million, or 9.5% of net sales, mainly due to higher amortization of intangible assets, labor costs, freight and transportation, services and fees expenses, and taxes and contributions (other than income tax).

Other net operating expense
Other net operating expense in 2017 was a USD16.2 million, compared to USD9.9 million in 2016. Other net operating expense in 2017 included a USD15.9 million donation related to the Roberto Rocca technical school in Pesquería, Nuevo León, Mexico.

Operating income
Operating income in 2017 was USD1.5 billion, or 15.0% of net sales, compared to operating income of USD1.1 billion, or 15.8% of net sales, in 2016.

The following table outlines Ternium’s operating income by segment for 2017 and 2016.

In millions of U.S. dollars	Steel segment		Mining segment		Intersegment eliminations		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Net Sales	9,700.3	7,221.8	271.5	204.9	(271.4)	(202.7)	9,700.3	7,224.0
Cost of sales	(7,465.8)	(5,391.0)	(212.9)	(192.0)	275.6	198.7	(7,403.0)	(5,384.4)
SG&A expenses	(811.5)	(677.0)	(12.8)	(10.9)	—	—	(824.2)	(687.9)
Other operating (expense) income, net	(17.0)	(9.5)	0.8	(0.4)	—	—	(16.2)	(9.9)
Operating income (loss)	1,406.0	1,144.2	46.6	1.5	4.1	(4.0)	1,456.8	1,141.7
Steel reporting segment

The steel segment’s operating income was USD1.4 billion in 2017, an increase of USD261.8 million compared to the operating income in 2016, reflecting higher net sales, partially offset by higher operating cost.

Net sales of steel products in 2017 increased 34% compared to net sales in 2016, reflecting a 1.8-million-ton increase in shipments and a USD72 increase in steel revenue per ton. Shipments and prices increased year-over-year in Mexico and the Southern Region. In Other Markets, shipments increased and revenue per ton decreased, despite higher prices, due to the consolidation of Ternium Brasil.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	2017	2016	Dif.	2017	2016	Dif.	2017	2016	Dif.
Mexico	5,378.6	4,477.6	20%	6,622.8	6,405.2	3%	812	699	16%
Southern Region	2,313.6	1,865.9	24%	2,456.0	2,220.8	11%	942	840	12%
Other Markets	1,699.0	864.4	97%	2,517.7	1,138.1	121%	675	760	-11%
Total steel products	9,391.2	7,208.0	30%	11,596.6	9,764.0	19%	810	738	10%
Other products (1)	309.1	13.8	2,140%
Total steel segment	9,700.3	7,221.8	34%

(1)	The item "Other products" primarily includes Ternium Brasil’s and Ternium Mexico’s electricity sales.
Operating cost increased 36% due to the above-mentioned 19% increase in shipment volumes and a 15% increase in operating cost per ton. The increase in operating cost per ton was mainly due to higher purchased slab, raw material, energy and labor costs.

Mining reporting segment
The mining segment’s operating income was a gain of USD46.6 million in 2017, compared to a gain of USD1.5 million in 2016, reflecting higher iron ore sales, partially offset by higher operating cost.

Net sales of mining products in 2017 were 32% higher than those in 2016, reflecting 23% higher revenue per ton and 7% higher shipments.

	Mining segment
	2017	2016	Dif.
Net Sales (million USD)	271.5	204.9	32%
Shipments (thousand tons)	3,551.1	3,309.6	7%
Revenue per ton (USD/ton)	76	62	23%
Operating cost increased 11% year-over-year mainly due to the above-mentioned 7% increase in shipment volumes and a 4% increase in operating cost per ton.

Net financial results
Net financial results were a USD165.1 million loss in 2017, compared to a USD37.9 million loss in 2016. During 2017, Ternium’s net financial interest results totaled a loss of USD95.2 million, compared with a USD75.8 million loss in 2016. Net foreign exchange results were a loss of USD65.5 million in 2017 compared to a gain of USD20.3 million in 2016. The year-over-year difference in net foreign exchange results of USD85.8 million was mainly related to the effect of the fluctuations of the Mexican peso against the US dollar on a net short local currency position in Ternium’s Mexican subsidiaries. In 2017, the Mexican peso appreciated 5% against the US dollar, compared to a 17% depreciation in 2016. Change in fair value of financial instruments included in net financial results was a USD3.1 million gain in 2017 compared to a USD19.3 million gain in 2016.

Equity in results of non-consolidated companies
Equity in results of non-consolidated companies was a gain of USD68.1 million in 2017, compared to a gain of USD14.6 million in 2016, mainly due to better results from Ternium’s investment in Usiminas.

Income tax expense
Income tax expense in 2017 was USD336.9 million, or 25% of income before income tax, compared to an income tax expense of USD411.5 million, or 37% of income before income tax in 2016. The effective tax rate in 2017 included a non-cash gain on deferred taxes due to the 5% appreciation of the Mexican peso against the U.S. dollar during the year. The effective tax rate in 2016 included a non-cash charge on deferred taxes due to the 17% depreciation of the Mexican peso against the U.S. dollar during that year.
Net income attributable to non-controlling interests
Net gain attributable to non-controlling interest in 2017 was USD136.7 million, compared to a net gain of USD111.3 million in 2016.

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
Cost of sales
Cost of sales was USD5.4 billion in 2016, a decrease of USD1.1 billion compared to 2015. This was principally due to a USD969.6 million, or 20%, decrease in raw material and consumables used, mainly reflecting lower iron ore, metallurgical coal, scrap, energy and purchased slabs costs; and to a USD123.3 million decrease in other costs, mainly including a USD50.2 million decrease in maintenance expenses, a USD39.5 million decrease in labor cost, a USD28.9 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, and a USD9.2 million decrease in services and fees, partially offset by a 2% increase in steel shipments volume.
Selling, general and administrative expenses
SG&A expenses in 2016 were USD687.9 million, or 9.5% of net sales, a decrease of USD82.4 million compared to SG&A expenses in 2015 of USD770.3 million, or 9.8% of net sales, mainly due to lower taxes and contributions (other than income tax), labor costs, freight and transportation expenses, and services and fees expenses.
Other net operating expense
Other net operating expense in 2016 was a USD9.9 million loss, compared to a USD9.5 million gain in 2015. Other net operating expense in 2016 included an USD11.1 million donation related to the Roberto Rocca technical school in Pesquería, Nuevo León, Mexico.
Operating income
Operating income in 2016 was USD1.1 billion, or 15.8% of net sales, compared to operating income of USD639.3 million, or 8.1% of net sales, in 2015.
The following table outlines Ternium’s operating income by segment for 2016 and 2015.

In millions of U.S. dollars	Steel segment		Mining segment		Intersegment eliminations		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Net Sales	7,221.8	7,875.2	204.9	203.1	(202.7)	(200.8)	7,224.0	7,877.4
Cost of sales	(5,391.0)	(6,456.6)	(192.0)	(214.7)	198.7	194.0	(5,384.4)	(6,477.3)
SG&A expenses	(677.0)	(757.1)	(10.9)	(13.2)	—	—	(687.9)	(770.3)
Other operating income, net	(9.5)	9.2	(0.4)	0.3	—	—	(9.9)	9.5
Operating income (loss)	1,144.2	670.7	1.5	(24.5)	(4.0)	(6.9)	1,141.7	639.3
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

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2016	2015	Dif.	2016	2015	Dif.	2016	2015	Dif.
Mexico	4,477.6	4,354.8	3%	6,405.2	5,933.4	8%	699	734	-5%
Southern Region	1,865.9	2,567.2	-27%	2,220.8	2,552.2	-13%	840	1,006	-16%
Other Markets	864.4	905.4	-5%	1,138.1	1,114.6	2%	760	812	-6%
Total steel products	7,208.0	7,827.4	-8%	9,764.0	9,600.3	2%	738	815	-9%
Other products (1)	13.8	47.7	-71%
Total steel segment	7,221.8	7,875.2	-8%

(1)	The item “Other products” primarily includes pig iron.
Operating cost decreased 16% due to a 17% decrease in operating cost per ton, partially offset by the above-mentioned 2% increase in shipment volumes. The decrease in operating cost per ton was mainly due to lower raw material, purchased slabs, energy and labor costs.
Mining reporting segment
The mining segment’s operating income was a gain of USD1.5 million in 2016, compared to a loss of USD24.5 million in 2015, mainly reflecting lower operating costs and relatively stable iron ore sales. Net sales of mining products in 2016 were 1% higher than those in 2015, reflecting 9% lower shipments offset by 11% higher revenue per ton.

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
B.    Liquidity and Capital Resources
We obtain funds from our operations, as well as from short-term and long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, as well as our acquisitions and dividend payments (for further information on capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program”). We hold money market investments, time deposits and variable-rate or fixed-rate securities. Our gross financial indebtedness increased in the 2016-2017 period, from USD1.5 billion at the end of 2015 to USD3.2 billion at the end of 2017. In the second quarter of 2016 we subscribed to shares in Usiminas for an amount of USD114.4 million in connection with Usiminas’ capital increase, and in the third quarter 2017 we acquired Ternium Brasil for a total consideration of USD1.9 billion. For further information on the Usiminas and Ternium Brasil transactions, see note 3 to our consolidated financial statements included elsewhere in this annual report.

The following table shows the changes in our cash and cash equivalents for each of the periods indicated below:

	For the year ended December 31,
In thousands of U.S. dollars	2017	2016	2015
Net cash provided by operating activities	383,859	1,099,595	1,323,491
Net cash used in investing activities	(2,029,958)	(554,670)	(572,061)
Net cash (used in) provided by financing activities	1,802,256	(508,699)	(809,634)
Increase (decrease) in cash and cash equivalents	156,157	36,226	(58,204)
Effect of exchange rate changes	(1,841)	(4,254)	(3,608)
Cash and cash equivalents at the beginning of the year	183,463	151,491	213,303
Cash and cash equivalents at the end of the year (1)	337,779	183,463	151,491

(1)
In addition to cash and cash equivalents, at December 31, 2015, 2016 and 2017, Ternium had USD237.2, USD150.9 and USD135.9 million of other current investments with maturities of more than three months, respectively, and USD0.1, USD0.1 and USD0.1 million in restricted cash, respectively.

Changes in cash and cash equivalents between December 31, 2016 and December 31, 2017
Overview
During 2017, Ternium’s primary source of funding was cash provided by financing activities and operating activities. Cash and cash equivalents as of December 31, 2017 was USD337.8 million, a USD154.3 million increase from USD183.5 million at the end of the previous year. The increase was mainly attributable to net cash provided by financing activities of USD1.8 billion and net cash provided by operating activities of USD383.9 million, partially offset by net cash used in investing activities of USD2.0 billion.
In addition to cash and cash equivalents, as of December 31, 2017, we held other investments with maturity of more than three months for a total amount of USD135.9 million, decreasing USD15.0 million compared to December 31, 2016.

Operating activities
Net cash provided by operating activities in 2017 was USD383.9 million. Working capital increased by USD865.0 million in 2017, as a result of a USD540.2 million increase in inventories and an aggregate USD411.4 million increase in trade and other receivables, partially offset by an aggregate USD86.6 million increase in accounts payable and other liabilities. The inventory value increase in 2017 was mainly due to USD258.2 million higher costs of slabs, goods in process and finished goods principally as a result of the pass-through of higher purchased slab, scrap, coal and iron ore prices; USD129.1 million higher steel volume, mainly reflecting increased operating rates in all of Ternium’s facilities; and USD152.9 million higher price and volume of raw materials, supplies and other items.

	Change in inventory Dec‘17 / Dec‘16 (in millions of USD)
	Price	Volume	Total
Finished steel goods	44.8	30.0	74.8
Steel goods to undergo processing	213.4	99.1	312.5

Total steel goods	258.2	129.1	387.3

Raw materials, supplies and allowances			152.9
Total			540.2
The increase in trade and other receivables in 2017 reflected mostly higher prices and shipments in Ternium’s main steel markets. In addition, Ternium made income tax payments in excess of income tax accruals for an aggregate USD273.4 million in 2017, as the payment in the second quarter 2017 of the balance of income tax for fiscal 2016 reflected a substantial increase in net income in 2016 compared to 2015.

Investing activities
Net cash used in investing activities in 2017 was USD2.0 billion, primarily attributable to a net cash use of USD1.6 billion in connection with the acquisition of Ternium Brasil and related transactions, and capital expenditures of USD409.4 million. For further information on capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program”.

Financing activities
Net cash provided by financing activities was USD1.8 billion in 2017, primarily attributable to net proceeds from borrowings of USD2.0 billion, partially offset by total dividend payments of USD226.9 million (USD196.3 million to the Company’s shareholders and USD30.6 million to non-controlling interest).

Changes in cash and cash equivalents between December 31, 2015 and December 31, 2016
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
In addition to cash and cash equivalents, as of December 31, 2016, we held other investments with maturity of more than three months for a total amount of USD150.9 million, decreasing USD86.3 million as compared to December 31, 2015.
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
Inventories increased as shown in the table below.

	Change in inventory Dec‘16 / Dec‘15 (in millions of USD)
	Price	Volume	Total
Finished steel goods	16.6	10.5	27.1
Steel goods to undergo processing	50.8	(40.7)	10.1

Total steel goods	67.4	(30.2)	37.2

Raw materials, supplies and allowances			77.5
Total			114.7
Investing activities
Net cash used in investing activities in 2016 was USD554.7 million, primarily attributable to the following:

•	capital expenditures of USD435.5 million;

•	contribution to Usiminas, in connection with its capital increase process, totaling USD114.4 million; and

•	loans granted to Techgen totaling USD92.5 million; partially offset by

•	USD86.3 million decrease in other investments.
Financing activities
Net cash used in financing activities was USD508.7 million in 2016, primarily attributable to the following:

•	net repayments of borrowings of USD281.2 million in 2016; and

•	total dividend payments of USD227.5 million (USD176.7 million to the Company’s shareholders and USD50.8 million to non-controlling interest).
Changes in cash and cash equivalents between December 31, 2014 and December 31, 2015
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
Inventories decreased as shown in the table below.

	Change in inventory Dec‘15 / Dec‘14 (in millions of USD)
	Price	Volume	Total
Finished steel goods	(73.4)	(21.7)	(95.1)
Steel goods to undergo processing	(131.3)	(14.6)	(145.9)

Total steel goods	(204.7)	(36.3)	(241.0)

Raw materials, supplies and allowances			(108.7)
Total			(349.7)
Investing activities
Net cash used in investing activities in 2015 was USD572.1 million, primarily attributable to the following:

•	capital expenditures of USD466.6 million;

•	USD85.9 million increase in other investments; and

•	Investment in, and loans granted to, Techgen totaling USD20.0 million.
Financing activities
Net cash used in financing activities was USD809.6 million in 2015, primarily attributable to the following:

•	net repayments of borrowings of USD557.1 million in 2015;

•	total dividend payments of USD209.4 million ($176.7 million to the Company’s shareholders and $32.7 million to non-controlling interest); and

•	a payment of USD74.0 million for the acquisition of the remaining minority stake in Ternium Colombia
Principal Sources of Funding
Funding Policies
Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. We obtain financing primarily in U.S. dollars, Argentine pesos and Colombian pesos. Whenever feasible, management bases its financing decisions, including the election of currency, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For information on our financial risk management, please see note 29 “Financial risk management” to our consolidated financial statements included elsewhere in this annual report.

Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering this fact and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and pay dividends. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

Financial Liabilities
Our financial liabilities consist of loans with financial institutions and some pre-agreed overdraft transactions. As of December 31, 2017, these facilities were mainly denominated in U.S. dollars, Argentine pesos and Colombian pesos (88.5%, 10.3% and 0.9% of total financial liabilities, respectively). Total financial debt (inclusive of principal and interest accrued thereon) increased by USD2.0 billion in the year, from USD1.2 billion as of December 31, 2016, to USD3.2 billion as of December 31, 2017. As of December 2017, current borrowings were 46.7% of total borrowings, none of which corresponded to borrowings with related parties.

Total financial debt (inclusive of principal and interest accrued thereon) increased by USD2.0 billion, from USD1.2 billion as of December 31, 2016, to USD3.2 billion as of December 31, 2017, mainly due to a new syndicated loan facility to finance the acquisition of Ternium Brasil and related transactions, and to short-term borrowings to finance working capital requirements. For more information on the acquisition of Ternium Brasil, see note 3 to our consolidated financial statements included elsewhere in this annual report.
The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

In thousands of U.S. dollars	2017	2016	2015
Bank borrowings (1)	3,221,907	1,218,635	1,521,023

Total borrowings	3,221,907	1,218,635	1,521,023

(1)	Net of debt issuance costs.
The weighted-average interest rates at December 31, each year of the last three years shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of those instruments at December 31, each year, respectively. Such rates do not include the effect of derivative financial instruments, nor fluctuations in the exchange rate between the instrument’s currencies and the U.S. dollar.

	2017	2016	2015
Bank borrowings	4.76%	6.92%	3.37%
Ternium’s weighted average interest rate for 2017 was 4.8%, a decrease compared to the 6.9% average interest rate in 2016. The year-over-year decrease in average interest rates was due mainly to lower participation of Argentine peso denominated debt in the currency mix, as nominal interest rates in Argentina reflect high local inflation rates.
As of December 31, 2017, the maturities of our financial liabilities were as follows:

In thousands of U.S. dollars	1 year	1 – 2	2 – 3	3 – 4	4 – 5	Over 5
At December 31, 2017	Or less	Years	Years	Years	Years	Years	Total
Borrowings (1)(2)	1,505,570	422,944	429,934	410,986	411,997	40,476	3,221,907

(1)	Borrowings are bank borrowings with third parties.

(2)	Net of debt issuance costs.

For information on our derivative financial instruments, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk” and note 22 to our consolidated financial statements included elsewhere in this annual report.

Most Significant Borrowings
Our most significant borrowings as of December 31, 2017 were those outstanding under Ternium Mexico’s 2013 syndicated loan facility, Tenigal’s 2012 syndicated loan facility, and Ternium Investments’s 2017 syndicated loan facility to finance the acquisition of Ternium Brasil and related transactions.

In Millions of U.S. dollars

			Principal amount
Date	Borrower	Type	Original	Outstanding as of December 31, 2017	Maturity
November 2013	Ternium Mexico	Syndicated loan	800	155	November 2018
2012/2013	Tenigal	Syndicated loan	200	125	July 2022
September 2017	Ternium Investments	Syndicated loan	1,500	1,500	September 2022
The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). As of December 31, 2017, we were in compliance with all covenants under our loan agreements.

For further information on our financial instruments, borrowings and financial risk management please see notes 22, 23, 24 and 29 to our consolidated financial statements included in this annual report.

For information on Ternium’s capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program.”

C.	Research and Development, Patents and Licenses, Etc.
See Item 4. “Information on the Company—B. Business Overview—Research and Development; Product Development.”

D.	Trend Information
See “—Overview.”

E.	Off-Balance Sheet Arrangements
As of year-end 2017, the Company reported the following financial commitments, consisting of guarantees relating to its participation in the non-consolidated company Techgen:

•
A corporate guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement. Proceeds from the syndicated loan were used by Techgen for the construction of its facilities. As of December 31, 2017, Ternium’s guarantee amounted to approximately USD346 million, based on an outstanding loan amount of USD720 million. The main covenants under the corporate guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio). As of December 31, 2017, Techgen and Ternium, as guarantor, were in compliance with all of their covenants.

•
A corporate guarantee covering 48% of the outstanding value of natural gas transportation capacity agreements entered into by Techgen with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC starting on August 1, 2016 and ending during the second half of 2036. As of December 31, 2017, the outstanding value of this commitment was approximately USD265 million. Our exposure under the guarantee in connection with these agreements amounts to USD127 million, corresponding to 48% of the outstanding value of the agreements as of December 31, 2017.

In addition, Ternium Mexico issued a guarantee letter covering up to approximately USD40 million of the obligations of GIMSA, under the natural gas trading agreement between GIMSA and Pemex Transformación Industrial "Pemex TI". The credit line granted by Pemex TI in connection with this natural gas trading agreement amounted to approximately USD40 million. As of December 31, 2017, the outstanding amount under the natural gas trading agreement was USD13 million.
In addition, as described below, Ternium has various off-balance sheet commitments to purchase raw materials, energy (electricity and steam for the production of electricity), supplies (air, oxygen, nitrogen and argon) and production equipment. Off-balance sheet commitments are discussed in note 25 (ii) to our consolidated financial statements included elsewhere in this annual report.

F.	Contractual Obligations
The following table summarizes our contractual obligations at December 31, 2017, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
In millions of U.S. dollars	as of December 31, 2017
		Less than 1	1-3	3-5	After 5
Contractual Obligations	Total	Year	Years	Years	Years
Borrowings (1)	3,221.9	1,505.6	852.9	823.0	40.4
Estimated interest payments (2)	183.0	75.7	76.8	27.0	3.5
Purchase obligations (3)	2,148.1	399.3	710.9	455.8	582.1
Labor-related obligations (4)	350.6	34.3	51.9	46.7	217.7

Total Contractual Obligations	5,903.6	2,014.9	1,692.5	1,352.5	843.7

(1)	Borrowings are bank borrowings with third parties. See “—B. Liquidity and Capital Resources—Principal Sources of Funding.”

(2)
In calculating estimated interest payments for our borrowings that bear interest at a floating rate, we use the variable rates in effect in the current interest period, and assume that such rate is fixed over the period(s) measured.

(3)
Purchase obligations include mainly air, oxygen, nitrogen, argon, electric power, steam, equipment and raw materials. For further information see note 25(ii) to our consolidated financial statements included elsewhere in this annual report.

(4)
Labor-related obligations include post-employment and other employee benefits, asset retirement obligations and termination benefits. For further information see note 21(i) and (ii) to our consolidated financial statements included elsewhere in this annual report.

G.	Recent Developments
Agreement regarding governance of Usiminas
Usiminas is the largest flat steel producer in Brazil, with total annual crude steel production capacity of 9.5 million tons. Usiminas produces steel products mainly for the automobile, line pipe, civil construction, and electrical equipment manufacturing industries. Usiminas has iron ore mines in the Serra Azul region and industrial facilities in Ipatinga, Minas Gerais and in Cubatão, São Paulo, strategically located near the main consumers of steel in Brazil. In 2017, Usiminas shipped 4.0 million tons of steel products and 3.7 million tons of iron ore, and had net sales of BRL10.7 billion. Usiminas is a publicly-traded company listed on the São Paulo stock exchange, BM&FBOVESPA S.A - Bolsa de Valores, Mercadorias e Futuros.

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments, together with Ternium Argentina (and Ternium Argentina’s wholly-owned Uruguayan subsidiary Prosid), and the Company’s affiliate TenarisConfab, joined Usiminas’ existing control group through the acquisition of a total of 139.7 million ordinary shares of Usiminas, representing 27.7% of Usiminas’ voting capital (22.7% corresponding to Ternium and the other 5% corresponding to TenarisConfab), and formed the T/T Group. As a result of such acquisition, Usiminas’ control group, which at the time held, in the aggregate, 322.7 million ordinary shares representing approximately 63.9% of Usiminas’ voting capital, was formed as follows: NSSMC Group, with approximately 46.1% of the total shares held by the control group; the T/T Group, with approximately 43.3% of the total shares held by the control group (35.6% corresponding to Ternium and the other 7.7% corresponding to TenarisConfab); and Previdência Usiminas (formerly known as Caixa dos Empregados do Usiminas ), with the remaining 10.6% of the total shares held by the control group. The members of the control group entered into a shareholders’ agreement dated January 16, 2012 governing their rights and obligations as shareholders of Usiminas.

On October 30, 2014, Ternium acquired 51.4 million additional ordinary shares of Usiminas. As part of a multi-round capital increase process, on June 3, 2016, Ternium (through Ternium Investments, Ternium Argentina and Prosid) was issued, in the aggregate, to 8.5 million preferred shares and TenarisConfab 1.3 million preferred shares; and on July 19, 2016, Ternium (through Ternium Investments, Ternium Argentina and Prosid) was issued, in the aggregate, 76.4 million ordinary shares and TenarisConfab was issued 11.5 million ordinary shares. Following the issuance of these ordinary shares, Ternium (through Ternium Investments, Ternium Argentina and Prosid) owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of Usiminas’ capital, and 34.4% of Usiminas’ ordinary shares, and TenarisConfab owns a total of 36.5 million ordinary shares and 1.3 million preferred shares, representing 3% of Usiminas’ capital, and 5.2% of Usiminas’ ordinary shares.

In 2014, a conflict arose within the Usiminas’ control group and its board with respect to the governance of Usiminas, including with respect to the rules applicable to the appointment of senior managers, the application of the shareholders’ agreement in matters involving fiduciary duties, and generally with respect to Usiminas’ business strategy.

On February 8, 2018, Ternium Investments resolved the dispute with NSSMC, establishing certain new governance rules for Usiminas as well as certain undertakings for the settlement of legal disputes. Ternium Investments and NSSMC further agreed to implement such new governance rules by seeking the agreement of the other members of the controlling group, and on April 10, 2018, the T/T Group, NSSMC Group and Previdência Usiminas entered into a new shareholders’ agreement for Usiminas, amending and restating the January 16, 2012 shareholders’ agreement (the “New SHA”).

The New SHA reflects the agreed-upon corporate governance rules for Usiminas, including, among others, an alternation mechanism for the nomination of each of the chief executive officer and the chairman of the board of directors, as well as a mechanism for the nomination of other members of Usiminas’ executive board. The right to nominate Usimina’s chief executive officer and chairman will alternate between Ternium and NSSMC at every 4-year interval, comprising two consecutive 2-year terms. For the initial four years, Ternium will be entitled to nominate the CEO and NSSMC will be entitled to nominate the chairman. The executive board will be composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSSMC nominating three members each.

In addition to the Usiminas shares that were bound by the January 16, 2012 shareholders’ agreement, the New SHA also incorporates and bounds the shares subscribed for by the members of the T/T Group and the NSSMC Group in connection with Usiminas’ 2016 capital increase. As a result, Usiminas’ control group now holds, in the aggregate, 483.6 million ordinary shares bound to the New SHA, representing approximately 68.6% of Usiminas’ voting capital, with the T/T Group holding approximately 47.1% of the total shares held by the control group (39.5% corresponding to Ternium and the other 7.5% corresponding to TenarisConfab); the NSSMC Group holding approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holding the remaining 7% of the total shares held by the control group.

Finally, the New SHA incorporates an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the New SHA after the fourth-and-a-half-year anniversary from the coming election of Usiminas’ executive board in May 2018. Such exit mechanism shall apply with respect to shares held by the NSSMC Group and the T/T Group, and would allow either Ternium or NSSMC to purchase all or a majority of the Usiminas shares held by the other shareholder group.

The 51.4 million ordinary shares of Usiminas acquired by Ternium on October 30, 2014 and 6.7 million ordinary shares acquired by NSSMC prior to execution of the January 16, 2012 shareholders’ agreement remain free from any transfer restrictions under the New SHA and will not be subject to the exit mechanism described above.

In connection with the execution of the New SHA, Ternium Investments, Ternium Argentina, Prosid and TenarisConfab amended and restated their separate shareholders´ agreement governing their respective rights and obligations as members of the T/T Group to include provisions relating to the exit mechanism and generally to conform such separate shareholders’ agreement to the other provisions of the New SHA.

Usiminas financial restructuring process (that started in April 2016 with the capital increase) was completed by the end of August 2017. The completion of this process together with the increase in the share price since June 2016, the improvement in business conditions and the settlement of the conflict within Usiminas’ control group may lead to an increase in the value of the investment in Usiminas in future periods.
Annual Dividend Proposal
On February 20, 2018, the Company’s board of directors proposed that an annual dividend of USD0.11 per share (USD1.10 per ADS), or approximately USD215.9 million in the aggregate, be approved at the Company’s annual general shareholders’ meeting, which is scheduled to be held on May 2, 2018. If the annual dividend is approved, it will be paid on May 10, 2018. Ternium’s dividend payments have been growing over the years, starting from 0.50 dollars per ADS in 2006, the year of the initial public offering and listing.

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
The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2017, the Company’s board of directors met eight times. A majority of the members of the board of directors in office present or represented at each board of directors meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.
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
Within the limits of applicable law, the board of directors of the Company may appoint any or all members of the board of directors as the Company’s attorney-in-fact, delegating to such director or directors any management powers to the extent the board of directors may deem appropriate. In addition, the board of directors may delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided that such delegation shall be subject to prior authorization by the general shareholders’ meeting. On May 3, 2017, with the requisite authorization at the general shareholders’ meeting held on May 3, 2017, the board of directors delegated such day-to-day management and authority to the chief executive officer of the Company. On May 3, 2017, the Company’s annual general shareholders’ meeting re-elected Ubaldo José Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Vincent Robert Gilles Decalf, Adrián Lajous Vargas, Daniel Agustín Novegil, Gianfelice Mario Rocca and Paolo Rocca as members of the board of directors to serve until the next annual shareholders’ meeting. The board of directors subsequently reappointed Paolo Rocca as its chairman and Daniel Novegil as chief executive officer of the Company. Afterwards, on October 31, 2017, the board of directors appointed Máximo Vedoya to succeed Daniel Agustín Novegil as the Company's chief executive officer, effective March 1, 2018.
The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age. At the next annual general shareholders’ meeting, it will be proposed that all of the current members of the board of directors be reappointed, each to hold office until the next annual general shareholders’ meeting that will be convened to decide on the Company’s 2018 annual accounts.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2017
Paolo Rocca (1)	Chairman	Chairman and CEO of Tenaris, director and vice president of San Faustin	13	65
Daniel Agustín Novegil	Vice Chairman	Vice Chairman of Ternium	13	65
Ubaldo José Aguirre	Director	Managing director of Aguirre y Gonzalez S.A.	12	69
Roberto Bonatti (1)	Director	President of San Faustin	13	68
Carlos Alberto Condorelli	Director	Director of Tenaris and Ternium	12	66
Vincent Robert Gilles Decalf	Director	Director of Foyer International S.A.	2	55
Adrián Lajous Vargas	Director	President of Petrométrica, S.C.	12	74
Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin, director of Tenaris, president of Humanitas Group and president of the board of directors of Tenova	12	69

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.
Paolo Rocca. Mr. Rocca has served as chairman of the Board since 2005. He is a grandson of Agostino Rocca, founder of the Techint Group, a group of companies controlled by San Faustin. He is also chairman and chief executive officer of Tenaris, a member of the board of directors and vice president of San Faustin, chairman of Tubos de Acero de Mexico S.A. and a director of Techint Financial Corporation. In addition, he is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.
Ubaldo José Aguirre. Mr. Aguirre has served on the Board of Directors since 2006. He is a managing director of Aguirre y Gonzalez S.A., an Argentine financial services firm, and serves as chairman of the board of directors and as a member of the audit committee of Holcim Argentina S.A., a subsidiary of Lafarge Holcim Group, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A., an Argentine winery, and of Editorial Sur S.A. Since 2000, he is a member of the board of directors of AECOM Argentina S.A., the Argentine subsidiary of the U.S. corporation. He is a member of the Administrative Board of Universidad Católica Argentina and President elect of Rotary Club of Buenos Aires. Mr. Aguirre formerly served as director and chairman of the audit committee of Ternium Argentina. Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank—where he was responsible for that country´s external borrowing program and financial negotiations—, Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and as negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre is an Argentine citizen.
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
Carlos Alberto Condorelli. Mr. Condorelli has served as a director of the Company since 2005. He is also a member of the board of directors of Tenaris since 2007. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Ternium Argentina. He has held several positions within Tenaris, including also the chief financial officer position in some of the principal Tenaris group companies; he has also served as president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli is an Argentine citizen.
Vincent Robert Gilles Decalf. Mr. Decalf has served as a director of the Company since September 2015. He is also a member of the board of directors and management committee of the Luxembourg Institute for Directors and Managers (Institut Luxembourgeois des Administrateurs) as well as a non-executive director of Covea Luxembourg, Foyer International S.A. and other private Luxembourg companies. Mr. Decalf is a certified independent director since 2014. From 1989 to 2008, Mr. Decalf held various executive positions with Société Générale and has extensive experience in the financial industry. Mr. Decalf is a French citizen.
Mr. Adrian Lajous. Mr. Lajous has served as a director of the Company since 2006. Mr. Lajous currently serves as a fellow in the Center for Global Energy Policy at Columbia University, president of Petrométrica, S.C. and a non-executive director of Técnicas Reunidas, S.A. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Petróleos Mexicanos (“Pemex”) in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. In addition, he served as non-executive director of Schlumberger, Ltd. from 2002 up to 2014, was the Chairman of the Oxford Institute for Energy Studies for 13 years and served on the Board of Trinity Industries for more than 10 years. Mr. Lajous is a Mexican citizen.
Daniel Agustín Novegil. Mr. Novegil currently serves as director and vice chairman of the Board. He served as chief executive officer of the Company from 2005 to 2018. With almost 40 years of experience in the steelmaking industry, he was appointed managing director of Ternium Argentina in 1993 and was a member of the board of directors of Usiminas from 2013 until 2015. He is also member of the board of directors of worldsteel and former president of Alacero (Latin American steel association). Since 1999, he has been a member of the advisory board of the Sloan Masters Program at Stanford University. Mr. Novegil is an Argentine citizen.
Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Tenaris, president of the Humanitas Group and president of the board of directors of Tenova S.p.A. From June 2013 to June 2017 he was president of Assolombarda, the largest territorial association of entrepreneurs in Italy, and from May 2004 to May 2012 vice president of Education of Confindustria. Moreover, in Italy, he is member of the Board of Directors of Allianz SpA, Brembo SpA, Buzzi Unicem SpA., Bocconi University, LUISS University, Museo Nazionale Scienza e Tecnologia Leonardo Da Vinci and member of the Advisory Board of Politecnico di Milano. At an international level, he is member of the Allianz SE Advisory Board, of the Aspen Institute Executive Committee, of the Harvard Business School Advisory Board, of the BIDMC’s Cancer Center International Executive Board and member of the European Round Table of Industrialists (ERT). In June 2007 he was appointed Cavaliere del Lavoro of the Italian Republic and in March 2009 he received a Honoris Causa degree in management engineering from Politecnico di Milano. Gianfelice Rocca graduated cum laude in Physics at University of Milan and earned a PMD at Harvard Business School. Mr. Rocca is an Italian citizen.
Director Liability
Each director must act in the interest of the Company, and in accordance with applicable laws, regulations, and the Company’s articles of association. Directors are also bound by a general duty of care owed to the Company.
Under Luxembourg law, a director may be liable to the Company for any damage caused by management errors, such as wrongful acts committed during the execution of his or her mandate, and to the Company, its shareholders or other third parties in the event that the Company, its shareholders or such other third parties suffer a loss due to an infringement of either the Luxembourg Company Law or the Company’s articles of association provided that the losses are independent and separate from the losses suffered by the Company. A director will be discharged from such joint and several liability only with respect to breaches, provided no misconduct is attributable to such director and such director reports such breaches at the first general meeting after such director first has knowledge thereof.
An action against directors for damages may be initiated by the Company upon a resolution of the shareholders’ meeting passed by a simple majority vote, irrespective of the number of shares represented at the meeting. In general, claims must be brought within five years from the occurrence of an action or omission for which liability may apply or, in case the action or omission was fraudulently concealed, from the date of discovery of the relevant action or omission. Causes of action against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder for personal losses different from those of the Company.
An action may also be brought against the directors on behalf of the Company by shareholders who, at the general meeting which decided upon discharge of such directors or members, owned securities with the right to vote at such meeting representing at least ten per cent of the votes attaching to all such securities.
It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the Company’s annual accounts at the annual shareholders’ meeting. However, such discharge will not release the directors from liability for any damage caused by unrevealed acts of mismanagement or unrevealed breaches of Luxembourg Company Law or the Company’s articles of association, nor will it release the directors from liability for any personal loss of the shareholders independent and separate from the losses suffered by the Company due to a breach either revealed and unrevealed of either the Luxembourg Company Law or the Company’s articles of association.
Under Luxembourg law, unless the decision of the board of directors relates to ordinary business entered into under normal conditions, any director having a direct or indirect financial interest conflicting with that of the Company in a transaction which has to be considered by the board of directors, must advise the board thereof and cause a record of his statement to be included in the minutes of the meeting. He may not take part in these deliberations. At the next general shareholders' meeting, any transactions in which any of the directors may have had an interest conflicting with that of the Company's shall be reported before any other resolution is put to vote.
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
PwC Luxembourg, an independent registered public audit firm, was appointed as the Company’s independent approved statutory auditor for the fiscal year ended December 31, 2017, at the ordinary general shareholders’ meeting held on May 3, 2017. At the next annual general shareholders’ meeting, it will be proposed that PwC Luxembourg be reappointed as the Company’s independent approved statutory auditors for the fiscal year ending December 31, 2018.

Senior Management
The following table sets forth certain information concerning our senior management:

Name	Age at December 31, 2017	Position
Máximo Vedoya	47	Chief Executive Officer
Pablo Brizzio	47	Chief Financial Officer
César Alejandro Jiménez	52	Ternium Mexico President
Marcelo Chara	57	Ternium Brasil President
Martín Berardi	60	Ternium Argentina President
Héctor Obeso Zunzunegui	53	International Area President
Oscar Montero Martínez	57	Planning and Global Business Development General Director
Pablo Hernán Bassi	55	Engineering, Industrial Coordination and EHS Director
Rubén Herrera	60	Quality and Research & Development Director
Roberto Demidchuk	56	Chief Information Officer
Rodrigo Piña	45	Human Resources Director
Máximo Vedoya. Mr. Vedoya currently serves as our Chief Executive Officer. Prior to that, he served as President of Ternium Mexico. He has held several other executive positions since joining the Techint Group in 1992, such as chief executive officer of Ferrasa, director of Ternium Mexico’s international and steel purchase operations, commercial director and export manager of Sidor and commercial planning manager of Ternium Argentina. He was also director of Fedemetal (Colombia), AIMM (Venezuelan Association of Metallurgical and Mining Industry) and is currently president of Canacero (Mexican steel association), director of ALACERO (Latin American steel association), vice-president of Caintra (Nuevo Leon industrial chamber), vice-president of CONCAMIN (Mexican industrial chamber) and general counselor of UDEM (University of Monterrey, Mexico). Mr. Vedoya is an Argentine citizen.

Pablo Brizzio. Mr. Brizzio currently serves as our Chief Financial Officer. He began his career in the Techint Group in 1993 in Ternium Argentina. Since then, he has held several positions within the Techint Group. He served as finance director of Ternium from 2005 to 2007 and in 2009, and in 2008 he served as chief financial officer of Sidor. In 2010 he assumed his position as chief financial officer of the Company. Mr. Brizzio holds a degree in industrial engineering from ITBA and an MBA from Duke University, and is an Argentine citizen.

César Alejandro Jiménez. Mr. Jiménez currently serves as Ternium Mexico President. He assumed the position in March 2018. Prior to that, he served as commercial vice president of Ternium Mexico since July, 2014. He has held other executive positions since joining the company in 2007, such as CEO of Tenigal (2010-2014) and industrial sales director of Ternium Mexico (2008-2009). In addition, he is member of the board of directors of Tenigal. He holds a BS in computer science from UANL, a master degree in information systems management from ITESM and general management program studies at Harvard Business School. Mr. Jiménez is a Mexican citizen.

Marcelo Chara. Mr. Chara currently serves as Ternium Brasil President. He began his career in the Techint Group in 1983. He has held several executive positions within the Techint Group in Argentina, Brazil and Venezuela, including rolling operations director, central maintenance director and industrial director of Ternium Argentina (2006-2011 and 2015-2017), a position that he held until he assumed his current position at the Company. Mr. Chara also worked at Usiminas as industrial vice president (2012-2014). He holds a degree in metallurgical engineering from Universidad Católica de Córdoba and a Master of Science (Eng) in metallurgy from Birmingham University (UK). He is a board member of Instituto Aço Brasil (IABr) and of Asociación Latinoamericana de Acero (ALACERO). Mr. Chara is an Argentine citizen.

Martín Berardi. Mr. Berardi currently serves as Ternium Argentina President. In addition, he is the Chairman of the Board of Directors of Ternium Argentina. He began his career in the Techint Group in 1980 as a trainee in Propulsora Siderúrgica. He has held several positions within the Techint Group including Propulsora Siderúrgica, Siat1 and Siderca1. He served as managing director of Siat1 (1992-1995), managing director of Mexican steel company Tamsa1 (1995-2000), president and chief executive officer of Venezuelan steel company Sidor (2000-2004) and became managing director (October 2004), executive vice president and President of Ternium Argentina. He was president of the IVES (Venezuelan Steel Institute) between 2002 and 2004, president of Mercofer between 2006 and 2009, vice-president of CAA (Argentine Steel Chamber) between 2014 and 2015, and president of Alacero (Latin American Steel Association) between 2013 and 2015. He is currently president of CAA, vice-president and a member of the board of directors of Alacero and a member of the board of directors of ITBA (Buenos Aires Institute of Technology). Mr. Berardi holds an industrial engineering degree from ITBA and a M.S. in management from Stanford University. Mr. Berardi is an Argentine citizen.

[1]	Currently, Siat, Siderca and Tamsa are subsidiaries of Tenaris.
Héctor Obeso Zunzunegui. Mr Obeso currently serves as our International Area President.  He assumed his current position in 2012, then named international area manager.  He has held several other executive positions since joining the Company in the year 2007, such as quality & product director of Ternium Argentina, industrial sales director of Ternium Mexico and commercial director of Ternium Mexico.
Oscar Montero Martínez.  Mr. Montero currently serves as our Planning and Global Business Development General Director. He began his career with the Techint Group in 1984 as a commercial analyst in Ternium Argentina. Since then, he has held several positions within Ternium Argentina in the planning, commercial and procurement areas. In 1998 he assumed the position of strategic planning director in Sidor and in 2005 he assumed the position of planning and operations general director of the Company. Since 2017, he serves as planning and global business development general director of the Company. Mr. Montero is an Argentine citizen.

Pablo Hernán Bassi. Mr. Bassi currently serves as our Engineering, Industrial Coordination and EHS Director. He began his career in the Techint Group in 1987 holding several positions in the engineering departments of Siderca1, Techint Milano and Ternium Argentina. He served as engineering and environment director of Ternium Mexico (2005-2017) and assumed his current position in November 2017. Mr. Bassi holds a degree in engineering from Universidad de Buenos Aires. Mr. Bassi is an Argentine citizen.

[1]	Currently, steel company Siderca is a subsidiary of Tenaris.
Rubén Herrera. Mr. Herrera is our Quality and Research & Development Director since July 1, 2008. He is also Quality and Research & Development Director of Ternium Mexico since 2007. Since joining the Techint group in 1990, he has held several other executive positions, including mechanical metallurgical department chief in Siderca’s1 Industrial Research Center, product manager of Ternium Argentina, and Quality and Product Director of Sidor. Mr. Herrera is an Argentine citizen.

[1]	Currently, steel company Siderca is a subsidiary of Tenaris.
Roberto Demidchuk.  Mr. Demidchuk currently serves as our Chief Information Officer. He joined the Techint Group in 1986 as a trainee for Techint Ingeniería. Since then he has held several positions in different Techint Group companies, including programming manager and procurement manager at Ternium Argentina and supply chain director at Ternium. Mr. Demidchuk is an Argentine citizen.

Rodrigo Piña. Mr. Piña currently serves as our Human Resources Director. He assumed his current position in January 2013. Prior to that, he served as human resources director of Ternium Argentina. He has held several other executive positions since joining the Company in 2004, such as commercial planning, CEO assistant and human resources director assistant. Mr. Piña is an Argentine citizen.

B.	Compensation
The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received for the year 2017 a fee of USD115,000, and the chairman of the board of directors received an additional fee of USD295,000. The chairman of the audit committee received as additional compensation a fee of USD65,000, while the other members of the audit committee received an additional fee of USD55,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.
The aggregate cash compensation received by senior management for the year 2017 amounted to USD23.0 million. In addition, senior management received, for the year 2017, 828,000 units for a total amount of USD2.1 million, in connection with the employee incentive retention program described in note 4(o)(3) “Employee liabilities—Other compensation obligations” to our consolidated financial statements included elsewhere in this annual report.

There are no service contracts between any director and Ternium that provide for material benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to directors.

C.	Board Practices
See “—A. Directors and Senior Management.”
Audit Committee
The Company’s audit committee operates under a charter which has been amended and restated by the board of directors on February 20, 2018. Pursuant to the Company’s current articles of association, as supplemented by the audit committee’s charter, for as long as the Company’s shares are listed on one or more regulated markets, the Company must have an audit committee composed of at least three members selected among the directors, of which at least two must qualify as independent directors under the Company’s articles of association and must be “independent” for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1), or any rule that may replace or supplement it in the future. The board of directors has convened an extraordinary general meeting of shareholders to be held on May 2, 2018, immediately after the annual general meeting of shareholders, to decide, on the amendment of the Company’s articles of association, for purposes of considering, among other amendments, an amendment to Article 11 of the Company’s articles of association with respect to composition of the audit committee, providing that the majority of the audit committee members shall qualify as independent directors, provided, however, that the composition and membership of the audit committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company including, without limitation, the applicable laws, rules and regulations of such regulated market.
On May 3, 2017, the Company’s board of directors reappointed Ubaldo José Aguirre, Adrián Lajous Vargas and Vincent Robert Gilles Decalf, as members of its audit committee, with Mr. Aguirre to continue chairing that committee. All three members of the audit committee are independent directors as defined under the Company’s articles of association, and are “independent” for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1).
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

(vi)	is not a spouse, parent, sibling or relative up to the third degree of, and does not share a home with, any of the persons listed above.
Under our articles of association and amended and restated audit committee charter, the audit committee assists the board of directors in fulfilling its oversight responsibilities with respect to the integrity of the Company’s financial statements, including periodically reporting to the board of directors on its activity; and the adequacy of the Company’s systems of internal control over financial reporting. The audit committee is also responsible for making recommendations regarding the appointment, dismissal, compensation, retention and oversight of, and for assessing the independence of, the Company’s independent auditors (see Item 16.C “—Principal Accountant Fees and Services” for additional information about the audit committee’s procedures with respect to our independent auditors). The audit committee also performs other duties imposed by applicable laws and regulations of the regulated market or markets on which the shares of the Company are listed, as well as any other duty entrusted to it by the Company’s board of directors. In addition, the audit committee is required by the Company’s articles of association and audit committee’s charter to review “Material Transactions” (as such term is defined by the Company’s articles of association and audit committee’s charter), to be entered into by the Company or its subsidiaries with “Related Parties,” as such term is defined by the Company’s articles of association, in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries.

Under the Company’s articles of association, as supplemented by the audit committee’s charter:

•
a Material Transaction is (i) any transaction with or involving a Related Party (x) with an individual value equal to or greater than ten million U.S. dollars or its equivalent in any other currency or (y) with an individual value lower than ten million U.S. dollars or its equivalent in any other currency, when the aggregate sum of any series of transactions reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination (excluding any transactions that were reviewed and approved by any of the Company’s audit committee or board of directors or the independent members of the board of directors or other governing body of any subsidiary of the Company, or that were reviewed and approved by a majority of the members of the board of directors or similar governing body of any subsidiary of the Company that were not nominated by or at the request of the Company or any entity that directly or indirectly controls, or is under common control with the Company) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made; or (ii) any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) involving the Company or any of its direct or indirect subsidiaries for the benefit of, or involving, a Related Party; and

•
a Related Party is, in relation to the Company or its direct or indirect subsidiaries, any of the following persons: (i) a member of the board of directors of the Company or of the board of directors or other governing body of any of the Company’s subsidiaries; (ii) any member of the board of directors or other governing body of an entity that directly or indirectly controls the Company; (iii) any entity that directly or indirectly controls or is under common control with the Company (other than the Company’s subsidiaries); (iv) any entity directly or indirectly controlled by any member of the board of directors of the Company, or of the board of directors or other governing body of any subsidiary of the Company; and (v) any spouses, parents, siblings or relatives up to the third degree of, and any person that shares a home with, any person referred to in (i) or (ii).

The audit committee has the power (to the maximum extent permitted by applicable laws) to request the Company or relevant subsidiary to provide promptly all of the information as may be necessary for the audit committee to properly assess all Material Transactions subject to its review. Until such time as the audit committee has completed its review of, and the board of directors has approved, the proposed Material Transaction in question, such Material Transaction may not be entered into or consummated unless (i) the facts and circumstances underlying the proposed Material Transaction justify that it be entered into or consummated before the time that it is reviewed by the Company’s audit committee or approved by the board of directors and (ii) the Related Party agrees to unwind the transaction if the Company’s audit committee fails to recommend the approval of, or board of directors fails to approve, the Material Transaction in question.
The audit committee shall have sufficient resources and support to carry out its duties and responsibilities. In addition, the audit committee has the authority to engage, at the Company’s expense, independent counsel and other advisors to review specific issues, as it deems necessary to carry out its duties; and the audit committee also has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the Company’s internal and external auditors as well as Ternium’s management and employees and, subject to applicable laws, its subsidiaries.

D.	Employees
The following table shows the number of persons employed by Ternium and its fully consolidated subsidiaries, and excludes proportionally consolidated subsidiaries Consorcio Peña Colorada and Exiros:

	At December 31,
	2017	2016	2015
Mexico	9,342	9,241	9,182
Argentina	5,770	5,464	5,542
Brazil	4,054	4	5
Colombia	1,519	1,484	1,467
Other	570	532	543

Total employees	21,255	16,725	16,739
The number of our employees increased 27% during 2017 mainly reflecting the incorporation of Ternium Brasil. For more information on the acquisition of CSA, see note 3 “Acquisition of business” to our consolidated financial statements included in this annual report.
A substantial majority of Ternium’s employees at its manufacturing subsidiaries are represented by labor unions. We believe that we enjoy good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced any major strikes or other labor conflicts with a material impact on our operations over the last five years. In Argentina, significant fluctuations in exchange rates, together with inflationary pressures, affect our costs, increase labor demands and could eventually generate higher levels of labor conflicts.

E.	Share Ownership
To our knowledge, the total number of shares of the Company (including in the form of ADSs) owned by our directors and executive officers as of March 31, 2018 was 116,000, which represents 0.01% of our issued and outstanding shares. The following table provides information regarding share ownership by our officers and directors.

Director or Officer	Number of shares held
Martín Berardi	76,000
Rodrigo Piña	40,000

Total	116,000

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table shows the beneficial ownership of our securities (in the form of shares or ADSs) by the Company’s major shareholders (persons or entities that beneficially own 5% or more of the Company’s share capital), non-affiliated public shareholders, the Company and the Company’s directors and senior management as a group.
The information below is based on the most recent information available to the Company.

Identity of Person or Group	Number	Percent
Techint Holdings S.à r.l. and subsidiaries (1)	1,243,433,112	62.02%
Tenaris (1)	229,713,194	11.46%
Ternium S.A.	41,666,666	2.08%
Directors and Senior Management as a group	116,000	0.01%
Public	489,814,470	24.43%

Total	2,004,743,442	100.00%

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

As of March 31, 2018, 48,993,045 ADSs (representing 489,930,450 shares, or 24% of all outstanding shares of the Company) were registered in the name of two record holders resident in the United States, as informed by Bank of New York Mellon, the Depositary for the ADS program.
The voting rights of our principal shareholders do not differ from the voting rights of other shareholders. None of its outstanding shares have any special control rights. There are no restrictions on voting rights, nor are there, to the Company’s knowledge, any arrangements among shareholders of the Company that might result in restrictions on the transfer of securities or the exercise of voting rights.
The Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company. The Company does not know of any arrangements, the operation of which may at a later date result in a change of control of the Company.

B.	Related Party Transactions
Ternium is a party to several related party transactions as described in note 26 to our consolidated financial statements included elsewhere in this annual report. “Material Transactions” (as such term is defined by the Company’s articles of association and audit committee charter) to be entered into by the Company or its subsidiaries with “Related Parties,” as such term is defined by the Company’s articles of association, are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see Item 6. “Directors, Senior Management and Employees—C. Board Practices—Audit Committee.” Below is a description of relevant related party transactions.
Purchases of Raw Materials
In the ordinary course of business, Ternium buys raw materials and other production inputs from subsidiaries of Tenaris. These purchases are made on similar terms and conditions as those for purchases made by the Ternium companies from unrelated third parties. These transactions include:

•	purchase of ferrous scrap and other raw material, which amounted to USD26.3 million in 2017, USD14.1 million in 2016 and USD19.6 million in 2015; and

•
purchase of steam and operational services from the Argentine electric power generating facility of Siderca for Ternium Argentina in San Nicolás. These purchases amounted to USD11.1 million in 2017, USD11.6 million in 2016 and USD9.5 million in 2015.

Purchases of Steel Products
In the ordinary course of business, Ternium buys steel products from Usiminas and its subsidiaries. Purchases amounted to USD57.2 million in 2017, USD37.4 million in 2016 and USD64.2 million in 2015. These purchases are made on similar terms and conditions to those purchases made by the Ternium companies from unrelated third parties.
Sales of Steel Products and Raw Materials
In the ordinary course of business, Ternium sells steel products and raw materials to subsidiaries of Tenaris. These transactions include:

•	sales of round steel bars under a long-term agreement to Tenaris’ facilities in Mexico, which amounted to USD119.9 million in 2017, USD9.4 million in 2016 and USD45.5 million in 2015; and

•	sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to USD42.8 million in 2017, USD18.3 million in 2016 and USD47.4 million in 2015.
In addition, Ternium sold metal building components and long steel products to Techint, a company controlled by San Faustin, which amounted to USD0.8 million in 2017, USD1.8 million in 2016 and USD10.0 million in 2015.
Furthermore, in September 2017, following the acquisition of Ternium Brasil, Ternium started selling steel slabs to Usiminas. Sales amounted to USD215.3 million in the September to December 2017 period.
All these sales are made on similar terms and conditions as those for sales made by Ternium to unrelated third parties.

Supply of Natural Gas
Ternium Mexico has natural gas supply agreements with GIMSA, a natural gas distributor and a company in which Ternium Mexico holds 23.44% equity participation. GIMSA sales to Ternium Mexico amounted to USD102.3 million in 2017, USD100.7 million in 2016 and USD99.6 million in 2015.
Ternium Argentina has natural gas supply agreements with Tecpetrol and Energy Consulting Services, natural gas transportation agreements with TGN, and natural gas distribution agreements with Litoral Gas. Tecpetrol is a company controlled by San Faustin, engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. TGN operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina. Litoral Gas is a company that holds the regional license for gas distribution in the Province of Santa Fe and in the northeastern section of the Province of Buenos Aires. Energy Consulting Services is a company engaged in energy and management consulting, representing one of the major and most reliable natural gas traders in Argentina. San Faustin holds significant but non-controlling interests in TGN, Litoral Gas and Energy Consulting Services.
Tecpetrol supplies natural gas at prices and on terms and conditions that are equivalent to those charged to Ternium Argentina by other suppliers of natural gas. Tecpetrol’s sales to Ternium Argentina amounted to USD6.1 million in 2017, USD0.5 million in 2016 and USD2.6 million in 2015.
TGN charges Ternium Argentina a price to transport its natural gas supplies that is equivalent, on a comparable basis, to prices paid by other industrial users. The Argentine government regulates the framework under which TGN operates and prices its services. TGN’s sales to Ternium Argentina amounted to USD5.1 million in 2017, USD3.1 million in 2016 and USD1.3 million in 2015.
Litoral Gas distributes gas to Ternium Argentina’s northern plants. The Argentine government regulates the framework under which Litoral Gas operates and establishes a maximum price for its distribution service. Litoral Gas’ sales to Ternium totaled USD2.4 million in 2017, USD1.5 million in 2016 and USD1.5 million in 2015.
Energy Consulting Services provides Ternium Argentina with natural gas at market prices. Energy Consulting Services sales amounted to USD9.4 million in 2017, USD15.0 million in 2016 and USD14.7 million in 2015.
Supply of Electric Energy
Techgen, which is owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris, operates an electric power plant in Pesquería, Mexico. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity. Beginning in December 2016, Techgen became fully operational and started producing electricity.
Techgen sales of electricity to Ternium Mexico and Tenigal amounted to USD245.4 million in 2017 and USD6.5 million in 2016. Techgen sells to third parties, on behalf of Ternium, a share of the unused electricity that Ternium purchases from Techgen. Techgen’s payments to Ternium on account of such sales to third parties amounted to USD238.3 million in 2017.
Provision of Engineering and Labor Services
Ternium contracts with certain companies controlled by San Faustin specialized in supplying engineering services, construction services, labor and supervision services, for civil and electromechanical works, and cleaning, general maintenance and handling of by-products services. Fees accrued for these services amounted to USD104.1 million in 2017, USD120.2 million in 2016 and USD120.0 million in 2015.
Sales and Purchases of Other Products and Services
Ternium enters into other transactions with companies controlled by San Faustin from time to time. Relevant transactions were those for the purchase of plant equipment and spare parts, and technical assistance from Tenova S.p.A. and from other related companies, which amounted to USD3.6 million in 2017, USD18.6 million in 2016 and USD5.1 million in 2015.
Administrative Services
Finma S.A., Arhsa S.A. and Techinst S.A., a group of companies controlled by San Faustin in which the Company has a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provide administrative and legal support services to San Faustin’s affiliates in Argentina, including Argentine affiliates of Ternium. Fees accrued for these services amounted to USD10.5 million in 2017, USD10.0 million in 2016 and USD11.9 million in 2015.
Loans to Related Parties
Ternium financed the construction and operation of Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen, which generated interest gains in favor of Ternium in an amount of USD7.6 million in 2017 and USD3.5 million in 2016. For more information on the Techgen investment, see Item 4. “Information on the Company-C. Organizational Structure—Other investments—Techgen.”
Dividends from Related Parties
Ternium received dividend payments from Usiminas in an amount of USD3.4 million in 2017.
Other Transactions
In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are considered to be material.

C.	Interest of Experts and Counsel
Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information
See Item 18 and pages F-1 through F-81 for our consolidated financial statements.
Legal Proceedings
Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to $768.5 million and $7.0 million as of December 31, 2017 and 2016, respectively.
Outstanding Legal Proceedings
The following legal proceedings were outstanding as of the date of this report:
Companhia Siderúrgica Nacional (CSN) – Tender offer litigation
In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Ternium Argentina, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the court of appeals. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact. Accordingly, the court of appeals must decide whether CSN’s appeal meets the requirements for submission to the Superior Court of Justice. If declared admissible, the Superior Court of Justice will also review admissibility, and, if also declared admissible, will then render a decision on the merits.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

Shareholder claims relating to the October 2014 acquisition of Usiminas shares
On April 14, 2015, the staff of the CVM determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made pursuant to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter. On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in 2018. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

Tax matters relating to Ternium México
In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 58.4 million, including interest and fines.

Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.

Tax matters relating to Ternium Argentina

On June 28, 2016, Ternium Argentina was notified of a tax assessment by the Argentine tax authorities (AFIP) for allegedly omitted taxes in its capacity as substitute obligor for the personal assets tax for 2008, 2009 and 2010 over the investment held by its shareholder Ternium España S.L.U. In its assessment, AFIP challenged the availability of the benefits contemplated under the double taxation treaty between Argentina and Spain then in effect and required Ternium Argentina to pay taxes and related interest for approximately USD 15.9 million as of such date. On August 4, 2016, Ternium Argentina appealed AFIP’s assessment before the National Tax Court. In March 2017, Ternium decided to include this tax assessment in an official fiscal plan, which condoned part of the related interest and the whole amount in connection with fines. The total payment, which also included the principal and interest for the fiscal periods 2011 and 2012, amounted to USD 12.8 million, extinguishing all the liabilities related to this tax claim.

Dividend Policy
The Company does not have, and has no current plans to establish, a formal dividend policy governing the amount and payment of dividends or other distributions. The amount and payment of dividends must be determined by a simple majority vote at a general shareholders’ meeting, generally, but not necessarily, based on the recommendation of the Company’s board of directors. All shares of the Company’s share capital rank pari passu with respect to the payment of dividends.
The following table shows the dividends approved by the Company’s shareholders in the last five years:

Shareholders’ meeting date	Approved dividend			Dividend payment date
	Amount (USD million)	Per share (USD)	Per ADS (USD)
May 2, 2013	130.3	0.065	0.65	May 10, 2013
May 7, 2014	150.4	0.075	0.75	May 16, 2014
May 6, 2015	180.4	0.090	0.90	May 15, 2015
May 4, 2016	180.4	0.090	0.90	May 13, 2016
May 3, 2017	200.5	0.100	1.00	May 12, 2017
On February 21, 2018, the Company’s board of directors proposed that an annual dividend of USD0.110 per share (USD1.10 per ADS), or approximately USD220.5 million in the aggregate (which includes the shares held by the

Company), be approved at the company’s annual general shareholders’ meeting, scheduled to be held on May 2, 2018. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 10, 2018.
The Company conducts all of its operations through subsidiaries and, accordingly, its main source of cash to pay dividends is the dividends received from its subsidiaries. See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Structure of the Company—As a holding company, the Company’s ability to pay cash dividends depends on the results of operations and financial condition of its subsidiaries and could be restricted by legal, contractual or other limitations.” These dividend payments will likely depend on our subsidiaries’ results of operations, financial condition, cash and capital requirements, future growth prospects and other factors deemed significant by their respective boards of directors, as well as on any applicable legal restrictions. See Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina” and Item 10. “Additional Information—B. Memorandum and Articles of Association—Dividends” for a discussion of the current restrictions on the payment of dividends.
Dividends may be lawfully declared and paid if our net profits and distributable reserves are sufficient under Luxembourg law. The board of directors has the power to distribute interim dividends in accordance with applicable Luxembourg law, but dividend payments must be finally approved by the Company’s general shareholders’ meeting.

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2017. The legal reserve is not available for distribution.
B.    Significant Changes
Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual financial statements.

Item 9.	The Offer and Listing

A.	Offer and Listing Details
The Company’s ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “TX.” Trading on the NYSE began on February 1, 2006. As of March 31, 2018, a total of 2,004,743,442 shares were registered in the Company’s shareholder register.
As of March 31, 2018, a total of 489,930,470 shares were registered on behalf of BNY Nominees Limited, related to the Company’s ADR program. On March 31, 2018, the closing price for the Company’s ADSs reported by the NYSE was USD32.49.
New York Stock Exchange
As of March 31, 2018, a total of 48,993,045 ADSs were registered of record. Each ADS represents ten shares of the Company’s share capital. For the year ended December 31, 2017, Bank of New York Mellon acted as the Company’s depositary for issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the high and low daily quoted prices for the Company’s shares, in the form of ADSs, as reported by the NYSE.

	Price per ADS
Five Last Financial Years	High	Low
2013	31.30	19.21
2014	32.24	16.22
2015	21.70	11.71
2016	26.73	10.56
2017	32.76	22.43

	Price per ADS
Full Financial Quarters since 2016	High	Low
First quarter 2016	18.27	10.56
Second quarter 2016	20.57	16.25
Third quarter 2016	23.40	18.58
Fourth quarter 2016	26.73	18.94
First quarter 2017	27.41	22.43
Second quarter 2017	28.09	23.18
Third quarter 2017	32.76	27.83
Fourth quarter 2017	32.52	27.16
First quarter 2018	36.69	31.41

	Price per ADS
Last Six Months	High	Low
October 2017	32.52	30.23
November 2017	29.93	27.16
December 2017	31.77	27.99
January 2018	34.60	32.68
February 2018	36.69	33.01
March 2018	34.67	31.41

B.	Plan of Distribution
Not applicable.

C.	Markets
See “—A. Offer and Listing Details.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
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

The Company is a public limited liability company (société anonyme) organized under the laws of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B98 668 in the Luxembourg Registre de Commerce et des Sociétés.

The Company’s authorized share capital is fixed by the Company’s articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 3,500,000,000 shares having a nominal value of USD1.00 per share. The validity period of the Company’s authorized share capital and the related authorization will expire (unless renewed) on May 6, 2020. As of March 31, 2018, there were 2,004,743,442 shares issued. All issued shares are fully paid.

The Company’s articles of association authorize the board of directors, or any delegate(s) duly appointed by the board of directors, to issue shares within the limits of its authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves, at such times and on such terms and conditions as the board of directors, or its delegate(s) may in its or their discretion resolve. The validity period of such authorization will expire (unless renewed) on May 6, 2020.

The Company’s shareholders have authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; and have waived any pre-emptive subscription rights provided for by law and related procedures. The validity period of such authorization will expire (unless renewed) on May 6, 2020. However, for as long as the Company’s shares are listed on a regulated market (and only for as long as they are so listed), any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then-existing shareholders (as set out in the articles of association), except in the following cases (in which cases no pre-emptive rights shall apply):

(a) any issuance of shares for, within, in conjunction with or related to, an initial public offering of the Company’s shares on one or more regulated markets (in one or more instances);

(b) any issuance of shares against a contribution other than in cash;

(c) any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares; provided, however, that the pre-emptive subscription rights of the then-existing shareholders shall apply by provision of the Company’s articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares for cash; and

(d) any issuance of shares (including by way of free shares or at a discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its affiliates, including without limitation the direct issue of shares upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of, or in relation to, compensation or incentive for any such persons or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Amendment of the Company’s articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority vote of the shares represented at the meeting.

Dividends

Subject to applicable law, all shares (including shares underlying ADSs) are entitled to participate equally in dividends when, as and if declared by the shareholders at the ordinary general shareholders’ meeting, out of funds legally available for such purposes. Under Luxembourg law, claims for dividends will lapse five years after the date such dividends are declared. However, the Company may elect to pay a declared dividend after such period. Declared and unpaid dividends held by the Company for the account of its shareholders do not bear interest. The general shareholders’ meeting, which every shareholder has the right to attend in person or by proxy, may declare a dividend or other distribution of funds legally available therefor.

Under Article 21 of the Company’s articles of association, the board of directors has the power to distribute interim dividends out of profits, share premium or any other available reserves, in accordance with applicable law, in particular in accordance with the conditions set forth in article 461-3 of the Luxembourg Company Law.

As provided by Article 21 of the Company’s articles of association, dividends or other distributions declared by the general meeting as well as interim dividends or other distributions declared by the board of directors will be distributed at the times and places determined by the board of directors. The Company will make any and all dividend payments and any other distributions in respect of shares registered in the name of any securities settlement system or operator of such a system or in the name of any financial institution or other professional depositary of securities or any other depositary, whether in cash, shares or other assets, only to such registered holder, or otherwise in accordance with such registered holder’s instructions, and, as provided by Article 21 of the Company’s articles of association, that payment shall release the Company from any and all obligations for such payment.

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2017. The legal reserve is not available for distribution.

Voting Rights; Shareholders’ Meetings; Election of Directors

Each share entitles the holder thereof to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law and the Company’s articles of association. Under the current articles of association, notices of such meetings must be published twice, at least at eight-day intervals, the second notice appearing at least eight days prior to the meeting, in the Luxembourg Recueil éléctronique des sociétés et associations and in a Luxembourg leading newspaper. In case the Company’s shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also be published in accordance with the publicity requirements of such regulated market. The board of directors has convened an extraordinary general meeting of shareholders to be held on May 2, 2018, to decide, on the amendment of the Company’s articles of association, for purposes of considering, among other amendments, an amendment to Article 16 of the Company’s articles of association with respect to notice of meetings, providing that notices for any general shareholders’ meeting shall include such information and shall be given in such form through such means and at such time or times as may be required under applicable Luxembourg law; and, in case the shares of the Company are listed on a regulated market, such notices shall, in addition, satisfy such requirements as are applicable to, and mandatory for, notices of general shareholders’ meetings of issuers such as the Company under the applicable laws, rules and regulations of such regulated market.

No attendance quorum is required at ordinary general shareholders’ meetings and resolutions may be adopted by a simple majority vote of the shares present or represented and voted at the meeting. An extraordinary general shareholders’ meeting resolving, among other matters, on the amendment of the articles of association may only validly deliberate when at least half of the share capital is present or represented and may only validly adopt resolutions with a two-thirds majority of votes of the shares present or represented. Under the current articles of association, if a quorum is not reached, a second meeting may be reconvened at a later date with no quorum requirements by means of notices published twice, at fifteen-day intervals, the second notice appearing at least fifteen days prior to the meeting, in the Luxembourg Recueil éléctronique des sociétés et associations and in a Luxembourg leading newspaper. At the upcoming extraordinary general shareholders’ meeting to be held on May 2, 2018 (or any adjournment thereof), it will be proposed that the articles of association be also amended to reflect that these notices be published in accordance with applicable Luxembourg law and in accordance with applicable laws, rules and regulations of the regulated markets where the Company’s shares may be listed. In both cases (meeting or adjournment thereof, as the case may be), Luxembourg Company Law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting resolving on the amendment of the articles of association be adopted by a two-thirds majority vote of the shares present or represented and voted at the meeting. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at ordinary general shareholders’ meetings. Cumulative voting is not permitted. The Company’s articles of association do not provide for staggered terms, and directors are elected for a maximum of one year but may be reappointed or removed at any time, with or without cause, by the general shareholders’ meeting, by resolution passed by a simple majority vote of the shares present or represented at the meeting and voted. In the case of a vacancy occurring on the board of directors, the remaining directors shall have the right to temporarily fill such vacancy with a temporary director appointed by resolution adopted with the affirmative vote of a majority of the remaining directors; provided that the next general shareholder’s meeting shall be called upon to ratify such appointment. The term of a temporary director elected to fill a vacancy shall expire at the end of the term of office of the replaced director.

The next Company’s annual general shareholders’ meeting, that will consider, among other things our consolidated financial statements and annual accounts included in this report, will take place in the Company’s registered office in Luxembourg, on Wednesday May 2, 2018, at 2:30 P.M., Luxembourg time. A general extraordinary shareholders’ meeting will be held on the same date immediately after the adjournment of the annual general shareholders’ meeting to decide on certain amendments to the Company’s articles of association. The current articles of association provide that annual ordinary general shareholders’ meetings must take place in Luxembourg on the first Wednesday of every May at 2:30 p.m., Luxembourg time, and, if that day is a legal or banking holiday in Luxembourg, the meeting shall be held on the following business day. At the upcoming extraordinary general shareholders’ meeting to be held on May 2, 2018 (or any adjournment thereof), it will be proposed that the articles of association be also amended to reflect that annual general shareholders’ meetings shall meet within six months from the end of the previous financial year at the date, place and hour indicated in the convening notice.

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
Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated January 31, 2006 among the Company, The Bank of New York Mellon (formerly The Bank of New York), as depositary, and all owners and beneficial owners from time to time of ADRs of the Company. ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct the depositary on how to exercise the voting rights for the shares which underlie their ADSs.

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

Transferability and Form

The Company’s articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of shares. The shares are issuable in registered form only.

The ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by such shareholder and the amount paid on each share in the Company’s shareholders’ register. In addition, the Company’s shares may be held through fungible securities accounts with financial institutions or other professional depositaries. Shares held through fungible securities accounts have the same rights and obligations as shares recorded in the Company’s shareholders’ register.

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

Repurchase of Company Shares

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg Company Law and, in the case of acquisitions of shares or ADSs made through the NYSE, with any applicable laws and regulations of such market. See Item 16.E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information on the authorization granted on May 6, 2015, by the Company’s annual general shareholders’ meeting to the Company or its subsidiaries to repurchase the Company’s shares, including shares represented by ADRs.

Limitation on Securities Ownership

There are no limitations currently imposed by Luxembourg law or the articles of association on the rights of non-resident shareholders to hold or vote the Company’s shares.

Change in Control

None of our outstanding securities has any special control rights. The Company’s articles of association do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries. In addition, the Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company. There are no agreements between the Company and members of its board of directors or employees providing for compensation if they resign or are made redundant without reason, or if their employment ceases following a change in control of the Company.

There are no rights associated with the Company’s shares other than those described above.

C.     Material Contracts

For a discussion of any material contract entered into by us outside of the ordinary course of business during the last two years, see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

D.     Exchange Controls

Many of the countries which are important markets for us or in which we have substantial assets have a history of substantial government intervention in currency markets, volatile exchange rates and government-imposed currency controls. These include Mexico, Brazil and Argentina. For additional information regarding Ternium’s ability to hedge against exchange rate fluctuations, see Item 3. “Key Information—D. Risk Factors—Risks Relating to our Business—Changes in exchange rates or any limitation in the ability of the Ternium companies, including associates, to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.”

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

Brazil

Before March 2005, there were two legal foreign exchange markets in Brazil, the commercial market and the floating market. The difference between these two markets was the type of transaction that could be performed through each market.

On March 4, 2005, through CMN Resolution N. 3,265 (revoked and replaced by CMN Resolution N. 3,568, of May 29, 2008), CMN introduced a single foreign exchange market and abolished the legal differences between the referred Commercial and Floating Markets. Among the modifications to foreign exchange market rules is a greater freedom to remit funds abroad through the foreign exchange market. On the other hand, the so-called “CC5-Accounts”, which are bank accounts in reais held in Brazil by foreign entities, may no longer be used to transfer funds on behalf of third parties.

On March 24, 2010, the CMN approved Resolution No. 3,844, adopting a series of measures to consolidate and simplify the Brazilian foreign exchange regulations. These changes are expected to reduce the effective cost of foreign exchange transactions and the related administrative expenses for both the public and private sectors as well as to provide more legal certainty to the parties to such transaction.

In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar.

Argentina

From 2002 through the end of 2015, the Argentine government maintained a “dirty” flotation of the Argentine peso to U.S. dollar exchange rate through frequent interventions in the market. Since December 2015, following a devaluation of the Argentine peso against the U.S. dollar of approximately 34%, the current administration has been endorsing a floating rate environment with limited government intervention. Argentina often experiences high exchange rate volatility. Between 2011 and the end of its term in December 2015, the former administration imposed several formal and informal foreign exchange restrictions affecting the free flow of capital, particularly on payments of dividends, imports of goods and services and royalties. These restrictions changed frequently, driven mainly by the intention of that administration to control the volatility of the Argentine peso to U.S. dollar exchange rate and to try to impede the flight of capital from Argentina. These informal controls on foreign exchange transactions ended soon after the current administration took office in December 2015, and the formal controls have been gradually relaxed until being almost completely lifted by January 2017. There are currently no amount limits for the purchase of foreign currency by Argentine residents (individuals or legal entities) for investment purposes, either locally or abroad. The only remaining requirements for the purchase of foreign currency to make payments of imports of goods and services, royalties, dividends and foreign financial debt entail compliance with certain Central Bank information systems on foreign indebtedness and direct investments. Argentine residents are no longer required to repatriate the proceeds from exports. For additional information regarding factors affecting the Argentine economy, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Argentina.”

There can be no assurance that foreign exchange and capital controls will not be reestablished in the future by the Argentine government, or that additional restrictions of that kind will not be imposed, which could expose Ternium to the risk of losses arising from fluctuations in the exchange rate, or affect Ternium’s ability to finance its investments and operations in Argentina, or impair Ternium’s ability to convert and transfer outside Argentina funds generated by Ternium Argentina, for example, to fund the payment of dividends or to undertake investments and other activities that require offshore payments.

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

Capital gains realized by Luxembourg resident individuals holding (alone or together with the resident’s spouse and underage children) directly or indirectly more than 10% of the capital of the Company (or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and the former holder held at least 10% in the capital of the company at any moment during said five years) will be taxable at a progressive rate.

Luxembourg resident corporate holders

Capital gains realized upon the disposal of ADSs by a fully taxable Luxembourg resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) for a corporate holder established in Luxembourg City is 27.08% for the fiscal year ending 2017. An exemption from such taxes may be available to the Luxembourg resident corporate holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

Non-Luxembourg Holders

An individual who is a non-Luxembourg Holder of ADSs (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such ADSs if such non-Luxembourg holder has (alone or together with his or her spouse and underage children) directly or indirectly held more than 10% of the capital of the Company at any time during the past five years, and either (i) such non-Luxembourg holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of ADSs occurs within six months from their acquisition (or prior to their actual acquisition), subject, however, to any applicable tax treaty.

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

Nevertheless, as provided by Article 147 of the Luxembourg Income Tax Law, no withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the European Union Council Directive of November 30, 2011 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (2011/96/UE) as amended, (subject to the general anti-abuse rule provided for by Council Directive 2015/121/EU as implemented into Luxembourg law), (iii) a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, (iv) a corporation or company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, (v) an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a double tax treaty with Luxembourg and (vi) a Luxembourg permanent establishment of one of the above-mentioned categories, provided each time that at the date of payment, the holder holds or commits to hold directly (or through a vehicle regarded as tax transparent from a Luxembourg tax perspective), during an uninterrupted period of at least twelve months, ADSs representing at least 10% of the share capital of the Company or acquired for an acquisition price of at least EUR1,200,000.

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

Net wealth tax is levied annually at the rate of 0.5% on the net wealth not exceeding EUR 500,000,000 and at a rate of 0.05% for the net wealth exceeding EUR 500,000,000, of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The ADSs may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

The ADSs may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

A minimum net wealth tax charge applies as of January 1, 2016 for all corporate entities having their statutory seat or central administration in Luxembourg. Subject to certain conditions, the amount of minimum net wealth tax may vary.

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

United States federal income taxation

This section describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning ADSs. It applies to you only if you hold your ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a bank,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a person who invests through a pass-through entity, including a partnership,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a former citizen or long-term resident of the United States,

•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock (including ADSs),

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells ADSs as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. dollar.

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

Taxation of dividends

Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established market in the United States.

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

Dividends will be income from sources outside the United States and generally will be “passive” income for purposes of computing the foreign tax credit allowable to you.

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
Item 11. Quantitative and Qualitative Disclosures About Market Risk

The multinational nature of our transactions, operations and customer base expose us to the risk of changes in interest rates, foreign currency exchange rates and commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate market risk and interest rate costs. In addition, we may use derivative instruments embedded in investment instruments, in compliance with Ternium's policy for financial investments. We do not use derivative financial instruments for other purposes. In addition, in the ordinary course of business we also face risks with respect to financial instruments that are either non-financial or non-quantifiable. Such risks principally include country risk and credit risk and are not presented in the following analysis. For additional information about our financial risk management, see note 29 to our consolidated financial statements included elsewhere in this annual report.

The following tables provide a breakdown of Ternium’s debt instruments as of December 31, 2017, by type of interest rate fixing mechanism and year of maturity. The following information should be read together with note 29 “Financial Risk Management” to our consolidated financial statements included elsewhere in this annual report.

At December 31, 2017	Expected maturity in the year ending December 31,
In thousands of U.S. dollars	2018	2019	2020	2021	2022	Thereafter	Total
Non-current Debt
Fixed Rate		13,929	19,942	—	—	—	33,871
Floating Rate		409,015	409,992	410,986	411,997	40,476	1,682,466

Current Debt
Fixed Rate	1,112,760	—	—	—	—	—	1,112,760
Floating Rate	392,810	—	—	—	—	—	392,810

Total (1) (2)	1,505,570	422,944	429,934	410,986	411,997	40,476	3,221,907

(1)
Borrowings are primarily bank borrowings with third parties. See Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”

(2)
As the majority of non-current outstanding principal is subject to floating rates that approximate market rates, with contractual repricing that occurs every one, three or six months, the fair value of each borrowing approximates its carrying amount and is not disclosed separately.

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow. The weighted average interest rate of Ternium’s debt was 4.76% at December 31, 2017. This figure incorporates instruments denominated mainly in U.S. dollars and Argentine pesos, does not include the effect of derivative financial instruments and was calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments as of December 31, 2017.

Total Debt by Currency as of December 31, 2017

In thousands of U.S. dollars
USD	2,852,264
ARS	330,437
COP	30,293
Other	8,913

Total	3,221,907

Interest Rate Exposure Risk

Interest rate movements create a degree of risk by affecting the amount of Ternium’s interest payments and the value of Ternium’s floating-rate debt. Ternium has long-term borrowings at floating rates. The interest rates on USD62.5 million of this debt is fixed through swaps, as described below. Ternium’s total floating interest rate debt amounted to USD2.1 billion (64% of total borrowings) for the year ended December 31, 2017.

Interest Rate Derivative Contracts

During 2012 and 2013, Tenigal entered into several interest rate forward starting swap agreements that fix the interest rate to be paid over an aggregate amount of USD100 million, at an average rate of 1.92%. These agreements became effective in July 2014, will terminate on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2017, the after-tax cash flow hedge reserve related to these agreements amounted to positive USD0.6 million.

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

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2017. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million exposure to	Functional Currency
	USD	ARP
U.S. dollar (USD)	(n/a)	(102)
EU euro (EUR)	14	(5)
Argentine peso (ARS)	—	(n/a)
Mexican peso (MXN)	(434)	—
Brazilian real (BRL)	(194)	(3)
Colombian peso (COP)	21	—
Other currencies	(2)	—

The cumulative devaluation of the Argentine peso against the U.S. dollar during 2017 was 14.8%. The devaluation generated a negative effect of USD97 million, included as currency translation adjustment in other comprehensive income in connection with the valuation of Ternium’s Argentine subsidiaries’ equities (mainly Ternium Argentina), and a loss of USD47 million, included as net foreign exchange results in the income statement. We estimate that for each 1% depreciation of the Argentine peso against the U.S. dollar, we would have incurred a pre-tax loss of USD1.1 million for the year 2017, and a pre-tax loss of USD0.7 million for the year 2016, as a result of net foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly trade receivables, trade payables and other liabilities. This effect would have been offset by the change in the currency translation adjustment recorded in equity.

We estimate that for each 1% depreciation of the Mexican peso against the U.S. dollar, we would have incurred a pre-tax gain of USD4.3 million and USD5.5 million for the years 2017 and 2016, respectively; for each 1% depreciation of the Brazilian real against the U.S. dollar, we would have incurred a pre-tax gain of USD1.9 million for the year 2017; and for each 1% depreciation of the Colombian peso against the U.S. dollar, we would have incurred a pre-tax loss of USD0.2 million and a pre-tax gain of USD 0.1 million for the years 2017 and 2016, respectively.

We estimate that for each 1% simultaneous depreciation of the Argentine peso, Mexican peso, Colombian peso and Brazilian real against the U.S. dollar with all other variables held constant, total pre-tax income for 2017 would have been USD4.9 million higher (USD4.9 million higher for 2016), as a result of net foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly trade receivables, trade payables, borrowings and other liabilities. Considering the same variation of the currencies against the U.S. dollar of all net investments in non-U.S. dollar operations in 2017 (which amounted to USD1.2 billion), the currency translation adjustment included in total equity would have been USD11.9 million lower (USD 10.4 million lower in 2016), arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real. For further information on the impact of currency translation adjustments on Usiminas, see Item 5. “Operating and Financial Review and Prospects—Overview.”

Foreign Exchange Derivative Contracts

During 2015, 2016 and 2017, Prosid Investments entered into several non-deliverable forward agreements to reduce the interest rate cost of Ternium Argentina’s debt denominated in Argentine pesos. As of December 31, 2017, the notional amount on these agreements amounted to USD324.7 million and the net fair value resulting from these agreements was a negative USD6.0 million.

In addition, during the second half of 2015, Ternium Argentina entered into domestic future contracts and non-deliverable forward agreements to cover its exposure to due trade payables in U.S. dollars. As of December 31, 2017, there were no outstanding notional amounts on domestic future contracts or non-deliverable forward agreements in the local market.

Furthermore, during 2015, 2016 and 2017, Ternium Colombia entered into non-deliverable forward agreements to manage the exposure of certain trade receivables denominated in Colombian pesos. As of December 31, 2017, the notional amount on these agreements amounted to USD22.0 million and the net fair value resulting from these agreements was a positive USD17,000.

Before it was acquired by Ternium, Ternium Brasil entered into non-deliverable forward agreements to manage the exposure of certain financial debt denominated in BRL. As such financial debt was prepaid during 2017, Ternium Brasil terminated most of its non-deliverable forward agreements prior to their settlement date, and offset the other agreements through opposite non-deliverable forward transactions. As a result, as of December 31, 2017, the net U.S. dollar equivalent notional amount of all outstanding agreements offset each other and the net fair value resulting from these agreements was a positive USD1.8 million.

During December 2017, Ternium Mexico entered into a forward agreement in order to manage the exposure resulting from certain commitments denominated in euros in connection with its capital expenditures program. As of December 31, 2017, the notional amount on this agreement amounted to USD46.7 million and the net fair value resulting from this agreement was a positive USD0.2 million.

Commodities Exposure Risk

In the ordinary course of its operations, Ternium’s subsidiaries purchase raw materials, such as iron ore and coal, slabs, and other commodities, including electricity and natural gas. Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. During 2015, 2016 and 2017, Ternium did not hedge any commodity position.

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

Fees payable by the Depositary to the Company

Fees incurred in 2017. In 2017, Ternium received no fees or other direct or indirect payment from the Depositary in connection with the deposited securities.

Fees to be paid in the future. Upon any listing of the Company’s shares in a non-U.S. stock exchange allowing for cross-border activity, the Depositary has agreed to reimburse the Company for expenses incurred related to the administration and maintenance of the ADS program, including investor relations expenses, annual NYSE listing fees and other program-related expenses. There are limits on the amount of expenses for which the Depositary will reimburse the Company. The Depositary has also agreed to pay some standard out-of-pocket maintenance costs for the ADSs. The Company does not expect to receive any reimbursement from the Depositary in the near future.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies

None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.
Item 15. Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31,

2017). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

As allowed under applicable SEC guidance, management’s assessment of internal control over financial reporting excludes the operations of Ternium Brasil Ltda., Ternium Staal BV, Ecosteel Gestão de Águas Industrais Ltda. and Ecosteel Gestão de Efluentes Industrais S.A., which were acquired on September 7, 2017. These operations constituted USD2.5 billion of total assets, as of December 31, 2017, and USD774 million of total revenues consolidated into our consolidated financial statements included in this annual report.

Based on this assessment, management has concluded that Ternium’s internal control over financial reporting, as of December 31, 2017, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The effectiveness of Ternium’s internal control over financial reporting as of December 31, 2017 has been audited by PwC Luxembourg, as stated in their report included herein. See “Attestation Report of Registered Public Accounting Firm.”

Attestation Report of Registered Public Accounting Firm

See page F-1 of the audited consolidated financial statements included elsewhere in this annual report.

Change in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

The text of our code of ethics for senior financial officers and code of conduct for employees is posted on our website at: http://www.ternium.com/en/about-us/code-of-conduct/

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2017, PwC Luxembourg served as the principal external auditor for the Company. Fees paid to PwC Luxembourg and other PricewaterhouseCoopers member firms in 2017 and 2016 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2017	2016
Audit fees	2,863	2,869
Audit-related fees	91	99
Tax fees	229	251
All other fees	318	166

Total	3,501	3,385

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

During 2017, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

•
The acquisitions of Securities shall be made at such times and on such other terms and conditions as may be determined by the Board of Directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that any such purchase shall comply with Article 430-15 et seq. of the Luxembourg Company Law (or any successor law) and, in the case of acquisitions of Securities made through a stock exchange in which such Securities are traded, with any applicable laws and regulations of such market.

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
Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Our corporate governance practices are governed by Luxembourg Company Law and our articles of association. As a Luxembourg company listed on the NYSE, we are not required to comply with all of the corporate governance listing standards of the NYSE. We, however, believe that our corporate governance practices meet or exceed, in all material respects, the corporate governance standards that are generally required for controlled companies by the NYSE but the following is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required for controlled companies by the NYSE (provided that our corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed here):

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

The NYSE requires certain matters to be set forth in the audit committee charter of U.S. listed companies. Our audit committee charter provides for many of the responsibilities that are expected from such bodies under the NYSE standard; however, due to our equity structure and holding company nature, the charter does not contain all such responsibilities, including provisions related to setting hiring policies for employees or former employees of independent auditors and an annual performance evaluation of the audit committee.

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

See pages F-1 through F-81 of this annual report.
Item 19. Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of May 6, 2015*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***

4.3
Shareholders Agreement, dated April 10, 2018, between Nippon Steel & Sumitomo Metal Corporation, Nippon Usiminas Co., Ltd., Ternium Investments S.à r.l., Confab Industrial S.A., Prosid Investments S.A., Ternium Argentina S.A., Previdência Usiminas, Metal One Corporation and Mitsubishi Corporation do Brasil S.A.

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

TERNIUM S.A.
Consolidated Financial Statements
as of December 31, 2017 and 2016 and
for the years ended on December 31, 2017, 2016 and 2015
29 Avenue de la Porte-Neuve, 3rd floor
L – 2227
R.C.S. Luxembourg: B 98 668

F-2

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Ternium S.A.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Ternium S.A. and its subsidiaries (the “Company”) as of 31 December 2017 and 2016, and the related consolidated statements of income and of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2017 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in the Management’s Report on Internal Control over Financial Reporting, management has excluded Ternium Brasil Ltda., Ternium Staal BV, Ecosteel Gestão de Águas Industrais Ltda. and Ecosteel Gestão de Efluentes Industrais S.A. from its assessment of internal control over financial reporting as of 31 December 2017 because they were acquired by the Company in a purchase business combination during 2017. We have also excluded Ternium Brasil Ltda., Ternium Staal BV, Ecosteel Gestão de Águas Industrais Ltda. and Ecosteel Gestão de Efluentes Industrais S.A. from our audit of internal control over financial reporting. Ternium Brasil Ltda., Ternium Staal BV, Ecosteel Gestão de Águas Industrais Ltda. and Ecosteel Gestão de Efluentes Industrais S.A. are wholly-owned subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent $2.5 billion and $774 million, respectively, of the related consolidated financial statement amounts as of and for the year ended 31 December 2017.

Definition and Limitations of Internal Control over Financial Reporting

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

PricewaterhouseCoopers, Société coopérative	Luxembourg, 24 April 2018
Represented by

/s/Marc Minet
Marc Minet

We have served as the Company’s auditor since 2011.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg
T : +352 494848 1, F : +352 494848 2900, www.pwc.lu
Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (All amounts in USD thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2017	2016	2015

Net sales	5	9,700,296	7,223,975	7,877,449
Cost of sales	6	(7,403,025)	(5,384,390)	(6,477,272)

Gross profit		2,297,271	1,839,585	1,400,177

Selling, general and administrative expenses	7	(824,247)	(687,942)	(770,292)
Other operating income (expenses), net	9	(16,240)	(9,925)	9,454

Operating income		1,456,784	1,141,718	639,339

Finance expense	10	(114,583)	(89,971)	(89,489)
Finance income	10	19,408	14,129	7,981
Other financial income (expenses), net	10	(69,915)	37,957	(17,922)
Equity in earnings (losses) of non-consolidated companies	3 & 14	68,115	14,624	(272,810)

Profit before income tax expense		1,359,809	1,118,457	267,099

Income tax expense	11	(336,882)	(411,528)	(207,320)

Profit (Loss) for the year		1,022,927	706,929	59,779

Attributable to:

Owners of the parent		886,219	595,644	8,127
Non-controlling interest		136,708	111,285	51,652

Profit (Loss) for the year		1,022,927	706,929	59,779

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted (losses) earnings per share for profit attributable to the owners of the parent (expressed in USD per share)		0.45	0.30	—
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (All amounts in USD thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2017	2016	2015

Profit (Loss) for the year	1,022,927	706,929	59,779

Items that may be reclassified subsequently to profit or loss:

Currency translation adjustment	(95,462)	(141,665)	(409,767)
Currency translation adjustment from participation in non-consolidated companies	(8,931)	53,858	(230,774)
Changes in the fair value of derivatives classified as cash flow hedges and available-for-sale financial instruments	735	641	1,277
Income tax relating to cash flow hedges and available-for-sale financial instruments	(107)	(192)	(371)
Other comprehensive income items	(96)	(1,542)	—
Other comprehensive income items from participation in non-consolidated companies	191	1,054	973

Items that will not be reclassified subsequently to profit or loss:

Remeasurement of post employment benefit obligations	(15,068)	(14,735)	5,277
Income tax relating to remeasurement of post employment benefit obligations	4,916	2,571	(1,946)
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	3,954	(15,817)	(5,113)

Other comprehensive loss for the year, net of tax	(109,868)	(115,827)	(640,444)

Total comprehensive income (loss) for the year	913,059	591,102	(580,665)

Attributable to:

Owners of the parent	815,434	534,827	(457,750)
Non-controlling interest	97,625	56,275	(122,915)

Total comprehensive income (loss) for the year	913,059	591,102	(580,665)
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (All amounts in USD thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2017		December 31, 2016
ASSETS

Non-current assets
Property, plant and equipment, net	12	5,349,753		4,135,977
Intangible assets, net	13	1,092,579		842,557
Investments in non-consolidated companies	14	478,348		418,379
Other investments	18	3,380		5,998
Deferred tax assets	20	121,092		85,795
Receivables, net	15	677,299		132,580
Trade receivables, net	16	4,832	7,727,283	1,270	5,622,556

Current assets
Receivables	15	362,173		79,820
Derivative financial instruments	22	2,304		316
Inventories, net	17	2,550,930		1,647,869
Trade receivables, net	16	1,006,598		633,745
Other investments	18	132,736		144,853
Cash and cash equivalents	18	337,779	4,392,520	183,463	2,690,066
Non-current assets classified as held for sale			2,763		10,248

			4,395,283		2,700,314
Total Assets			12,122,566		8,322,870

EQUITY

Capital and reserves attributable to the owners of the parent			5,010,424		4,391,298
Non-controlling interest			842,347		775,295
Total Equity			5,852,771		5,166,593

LIABILITIES

Non-current liabilities
Provisions	19	768,517		6,950
Deferred tax liabilities	20	513,357		609,004
Other liabilities	21	373,046		302,784
Trade payables		2,259		9,305
Finance lease liabilities	23	69,005		—
Borrowings	24	1,716,337	3,442,521	396,742	1,324,785

Current liabilities
Current income tax liabilities		52,940		178,112
Other liabilities	21	357,001		228,081
Trade payables		897,732		603,119
Derivative financial instruments	22	6,001		287
Finance lease liabilities	23	8,030		—
Borrowings	24	1,505,570	2,827,274	821,893	1,831,492

Total Liabilities			6,269,795		3,156,277

Total Equity and Liabilities			12,122,566		8,322,870
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity
Balanace at January 1, 2017	2,004,743	(150,000)	(23,295)	1,420,171	(2,324,866)	(2,336,929)	5,801,474	4,391,298	775,295	5,166,593
Profit for the period							886,219	886,219	136,708	1,022,927
Other comprehensive income (loss) for the year
Currency translation adjustment						(66,735)		(66,735)	(37,658)	(104,393)
Remeasurement of post employment benefit obligations				(4,642)				(4,642)	(1,556)	(6,198)
Cash flow hedges and others, net of tax				504				504	124	628
Others				88				88	7	95

Total comprehensive income (loss) for the year	—	—	—	(4,050)	—	(66,735)	886,219	815,434	97,625	913,059
Dividends paid in cash (5)							(196,308)	(196,308)	—	(196,308)
Dividends paid in cash to non-controlling interest (6)								—	(30,573)	(30,573)

Balance at December 31, 2017	2,004,743	(150,000)	(23,295)	1,416,121	(2,324,866)	(2,403,664)	6,491,385	5,010,424	842,347	5,852,771
(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2017, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2017, the Company held 41,666,666 shares as treasury shares.
(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.6 million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Represents USD 0.10 per share (USD 1.00 per ADS). Related to the dividends distributed on May 3, 2017, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to USD 4.2 million were included in equity as less dividend paid.
(6) Corresponds to the dividends paid by Ternium Argentina S.A (formerly Siderar S.A.I.C.)
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity
Balance at January 1, 2016	2,004,743	(150,000)	(23,295)	1,444,394	(2,324,866)	(2,300,335)	5,382,507	4,033,148	769,849	4,802,997
Profit for the period							595,644	595,644	111,285	706,929
Other comprehensive income (loss) for the year
Currency translation adjustment						(36,594)		(36,594)	(51,213)	(87,807)
Remeasurement of post employment benefit obligations				(25,749)				(25,749)	(2,232)	(27,981)
Cash flow hedges, net of tax				229				229	220	449
Others				1,297				1,297	(1,785)	(488)

Total comprehensive loss for the year	—	—	—	(24,223)	—	(36,594)	595,644	534,827	56,275	591,102
Dividends paid in cash (5)							(176,677)	(176,677)	—	(176,677)
Dividends paid in cash to non-controlling interest (6)								—	(50,829)	(50,829)

Balance at December 31, 2016	2,004,743	(150,000)	(23,295)	1,420,171	(2,324,866)	(2,336,929)	5,801,474	4,391,298	775,295	5,166,593
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2016, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2016, the Company held 41,666,666 shares as treasury shares.
(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (0.1) million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.
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
(6) Corresponds to the dividends paid by Ternium Argentina S.A. (formerly Siderar S.A.I.C.).
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity
Balance at January 1, 2015	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703
Loss for the year							8,127	8,127	51,652	59,779
Other comprehensive income (loss) for the year
Currency translation adjustment						(464,278)		(464,278)	(176,263)	(640,541)
Remeasurement of post employment benefit obligations				(3,218)				(3,218)	1,436	(1,782)
Cash flow hedges and others, net of tax				714				714	192	906
Others				905				905	68	973

Total comprehensive loss for the year	—	—	—	(1,599)	—	(464,278)	8,127	(457,750)	(122,915)	(580,665)
Dividends paid in cash (5)							(176,677)	(176,677)	—	(176,677)
Dividends paid in cash to non-controlling interest (6)								—	(32,743)	(32,743)
Contributions from non-controlling shareholders in consolidated subsidiaries (7)								—	30,870	30,870
Sale of participation in subsidiary companies (8)								—	1,509	1,509
Acquisition of non-controlling interest (9)				(29,626)				(29,626)	(44,374)	(74,000)

Balance at December 31, 2015	2,004,743	(150,000)	(23,295)	1,444,394	(2,324,866)	(2,300,335)	5,382,507	4,033,148	769,849	4,802,997
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
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
(6) Corresponds to the dividends paid by Ternium Argentina S.A. (formerly Siderar S.A.I.C.).
(7) Corresponds to the contribution made by Nippon Steel Corporation in connection with its participation in Tenigal, S.R.L. de C.V.
(8) Corresponds to the sale of the participation in Ferrasa Panamá S.A. See note 2.b.
(9) Corresponds to the acquisition on the non-controlling interest in Ternium Colombia S.A.S. (formerly Ferrasa S.A.S.). See note 2.b.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (All amounts in USD thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2017	2016	2015

Cash flows from operating activities
Profit (Loss) for the year		1,022,927	706,929	59,779
Adjustments for:
Depreciation and amortization	12 & 13	474,299	406,890	433,788
Income tax accruals less payments	27 (b)	(273,443)	182,332	(23,932)
Equity in (earnings) losses of non-consolidated companies	3 & 14	(68,115)	(14,624)	272,810
Interest accruals less payments	27 (b)	19,484	12,699	5,496
Results on the sale of participation in subsidiary companies	2 (b)	—	—	1,739
Changes in provisions	19	2,783	1,678	3,180
Changes in working capital (1)	27 (b)	(864,970)	(162,373)	509,144
Net foreign exchange results and others		70,894	(33,936)	61,487
Net cash provided by operating activities		383,859	1,099,595	1,323,491

Cash flows from investing activities
Capital expenditures	12 & 13	(409,402)	(435,460)	(466,643)
Loans to non-consolidated companies	14	(23,904)	(92,496)	(10,416)
Decrease (Increase) in other investments	18	14,986	86,340	(85,946)
Acquisition of business
Purchase consideration	3	(1,890,989)	—	—
Cash acquired	3	278,162	—	—
Investment in non-consolidated companies	3 & 14	—	(114,449)	(9,600)
Proceeds from the sale of property, plant and equipment		1,124	1,212	1,217
Dividends received from non-consolidated companies		65	183	—
Sale of participation in subsidiary company, net of cash disposed	2 (b)	—	—	(673)
Net cash used in investing activities		(2,029,958)	(554,670)	(572,061)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(196,308)	(176,677)	(176,677)
Dividends paid in cash to non-controlling interests		(30,573)	(50,829)	(32,743)
Finance Lease payments		(4,157)	—	—
Contributions from non-controlling shareholders in consolidated subsidiaries		—	—	30,870
Acquisition of non-controlling interest	2 (b)	—	—	(74,000)
Proceeds from borrowings		3,239,121	910,577	822,663
Repayments of borrowings		(1,205,827)	(1,191,770)	(1,379,747)

Net cash (used in) provided by financing activities		1,802,256	(508,699)	(809,634)

Increase (Decrease) in cash and cash equivalents		156,157	36,226	(58,204)

Movement in cash and cash equivalents
At January 1,		183,463	151,491	213,303
Effect of exchange rate changes		(1,841)	(4,254)	(3,608)
Increase (Decrease) in cash and cash equivalents		156,157	36,226	(58,204)

Cash and cash equivalents at December 31, (2)		337,779	183,463	151,491

Non- Cash transactions:
Acquisition of PP&E under lease contract agreements		77,035	—	—

(1) The working capital is impacted by non-cash movement of USD (70.0) million as of December 31, 2017 (USD (73.8) million and USD (210.6) million as of December 31, 2016 and 2015, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.
(2) It includes restricted cash of USD 50, USD 83 and USD 88 as of December 31, 2017, 2016 and 2015, respectively. In addition, the Company had other investments with a maturity of more than three months for USD 135,864, USD 150,851 and USD 237,191 as of December 31, 2017, 2016 and 2015, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016
and for the years ended December 31, 2017, 2016 and 2015

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016
and for the years ended December 31, 2017, 2016 and 2015

Notes to the Consolidated Financial Statements

1.	GENERAL INFORMATION
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2017, there were 2,004,743,442 shares issued. All issued shares are fully paid.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

1.	GENERAL INFORMATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2017 and 2016, this special tax reserve amounted to USD 6.9 billion and USD 7.0 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2.	BASIS OF PRESENTATION
a)    Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2018), as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.
These Consolidated financial statements fairly present the consolidated equity and consolidated financial situation of Ternium as of December 31, 2017, and the consolidated results of its operations, the Changes in the Consolidated Statement of Comprehensive Income, the Changes in Consolidated Net Equity and the Consolidated Cash Flows of Ternium for the year then ended.
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
These consolidated financial statements have been approved for issue by the Board of Directors on February 20, 2018.
Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	BASIS OF PRESENTATION (continued)

	Country of		Percentage of ownership at December 31,
Company	Organization	Main activity	2017	2016	2015
Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Solutions A.G. (1)	Switzerland	Services	100.00%	100.00%	100.00%
Ternium Participaçoes S.A. (formerly Ternium Brasil S.A.) (1)	Brazil	Holding	100.00%	100.00%	100.00%
Ternium Investments Switzerland AG (1)	Switzerland	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L.U. (1)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (1)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Argentina S.A. (formerly Siderar S.A.I.C.) (2)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.94%
Impeco S.A. (3)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.97%
Prosid Investments S.A. (4)	Uruguay	Holding	60.94%	60.94%	60.94%
Ternium Mexico S.A. de C.V. (5)	Mexico	Holding	88.78%	88.78%	88.72%
Hylsa S.A. de C.V. (6)	Mexico	Manufacturing and selling of steel products	88.78%	88.78%	88.72%
Las Encinas S.A. de C.V. (6)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.78%	88.78%	88.72%
Ferropak Comercial S.A. de C.V. (6)	Mexico	Scrap services company	88.78%	88.78%	88.72%
Galvamet America Corp (6)	USA	Manufacturing and selling of insulated panel products	88.78%	88.78%	88.72%
Transamerica E. & I. Trading Corp. (6)	USA	Scrap services company	88.78%	88.78%	88.72%
Técnica Industrial S.A. de C.V. (6)	Mexico	Services	88.78%	88.78%	88.72%
Acedor, S.A. de C.V. (6)	Mexico	Holding	88.78%	88.78%	88.72%
Galvacer America Inc (7)	USA	Distributing company	—	88.78%	88.72%
Ternium Gas México S.A. de C.V. (8)	Mexico	Energy services company	88.78%	88.78%	88.72%
Ternium Internacional Guatemala S.A. (9)	Guatemala	Selling of steel products	99.98%	99.98%	99.98%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (10)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.39%	44.39%	44.36%
Peña Colorada Servicios S.A. de C.V. (10)	Mexico	Services	44.39%	44.39%	44.36%
Exiros B.V. (10)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (11)	Mexico	Medical and Social Services	66.14%	66.14%	66.09%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.92%	99.91%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Colombia S.A.S. (formerly Ferrasa S.A.S.) (12)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Cauca S.A.S. (formerly Perfilamos del Cauca S.A.S.) (12)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Siderúrgica de Caldas S.A.S. (formerly Siderúrgica de Caldas S.A.S.) (12)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Tenigal S. de R.L. de C.V. (13)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Internacional S.A. (14)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	BASIS OF PRESENTATION (continued)

	Country of		Percentage of ownership at December 31,
Company	Organization	Main activity	2017	2016	2015

Ternium Treasury Services S.A. (14)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (15)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International Inc. (15)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (16)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (16)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium International USA Corporation (17)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional de Colombia S.A.S. (18)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	100.00%
Soluciones Integrales de Gestión S.A. (19)	Argentina	Other services	100.00%	100.00%	100.00%
Procesadora de Materiales Industriales S.A. (20)	Colombia	Scrap services company	—	—	100.00%
Ferropak Servicios S.A. de C.V. (21)	Mexico	Services	—	—	88.72%
Corporativo Grupo Imsa S.A. de C.V. (21)	Mexico	Services	—	—	88.72%
Ternium International Ecuador S.A. (22)	Ecuador	Marketing of steel products	—	—	100.00%
Ternium Staal B.V. (23)	Netherlands	Holding and marketing of steel products	100.00	—	—
Ternium Brasil Ltda. (23)	Brazil	Manufacturing and selling of steel products	100.00	—	—
Ecosteel Gestao de Efuentes Industriais S.A. (23)	Brazil	Other services	100.00	—	—
Ecosteel Gestao de Águas Industriais S.A. (23)	Brazil	Other services	100.00	—	—
Ternium del Atlántico S.A.S (24)	Colombia	Manufacturing and selling of steel products	100.00	—	—
(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(2) During the fourth quarter of 2017, Siderar S.A.I.C. changed its business name to Ternium Argentina S.A. Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%.
(3) Since the fourth quarter of 2017, indirectly through Ternium Argentina S.A. and Soluciones Integrales S.A Total voting rights held 100.00%. Before that, indirectly through Ternium Argentina S.A. and Ternium Internacional S.A.
(4) Since the fourth quarter 2017, indirectly through Ternium Argentina S.A. and Ternium Procurement S.A. Total voting rights held 100.00%. Before that indirectly through Ternium Argentina S.A. and Ternium Internacional S.A.
(5) Since the fourth quarter 2017, indirectly through Ternium Argentina S.A. and Ternium Internacional España S.L.U. Total voting rights held 100.00%. Before that indirectly through Ternium Argentina S.A., Ternium Internacional S.A. and Ternium Internacional España S.L.U.
(6) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(7) This company dissolved as of December 11, 2017.
(8) Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.
(9) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100.00%.
(10) Total voting rights held: 50.00%.
(11) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.
(12) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 100.00%. See note 2 (b).
(13) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 51.00%.
(14) Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%.
(15) Since the third quarter 2017, indirectly through Ternium Investments S.à.r.l. Total voting rights held 100.00%. Before that, indirectly through Ternium Investments Switzerland AG.
(16) Since the third quarter of 2017, indirectly through Ternium Internacional España S.L.U. Total voting rights held 100.00%. Before that, indirectly through Ternium Investments Switzerland AG.
(17) Since the fourth quarter 2017, indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%. Before that, indirectly through Ternium Internacional S.A.
(18) Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%.
(19) Since the third quarter of 2017, indirectly through Ternium Investments Sà.r.l and Ternium Internacional España S.L.U. Total voting rights held 100.00%. Before that indirectly throgh Ternium Investments S.à.r.l and Technology and Engineering Services S.A.
(20) This company was dissolved as of December 6, 2016.
(21) Merged with Hylsa S.A. de C.V. during the fourth quarter of 2016.
(22) This company was dissolved as of September 27, 2016.
(23) Indirectly through Ternium Investments S.à.r.l. Total voting right held: 100.00%.
(24) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100.00%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	BASIS OF PRESENTATION (continued)

The most important non-controlling interest is related to the investment in Ternium Argentina S.A., which is a company listed in the Buenos Aires Stock Exchange. Ternium Argentina S.A. stated in its annual accounts as of and for the year ended December 31, 2017, that revenues amounted to USD 2,301 million (2016: USD 1,892 million), net profit from continuing operations to USD 337 million (2016: USD 251 million), total assets to USD 2,820 million (2016: USD 2,415 million), total liabilities to USD 874 million (2016: USD 607 million) and shareholders’ equity to USD 1,945 million (2016: USD 1,807 million). All the information related to this investment could be found in the Buenos Aires Stock Exchange webpage.
b)     Acquisition of non-controlling interest in Ternium Colombia S.A.S. (formerly Ferrasa S.A.S.)
On January 20, 2015, Ternium entered into an agreement to acquire the remaining 46% interest in Ternium Colombia for a total consideration of USD 74.0 million. The Ternium Colombia transaction closed on April 7, 2015 and it was accounted for as an acquisition of non-controlling interest resulting in a decrease of equity attributable to the owners of the parent company amounting to USD 29.6 million. In addition, on January 20, 2015, Ternium sold its 54% interest in Ferrasa Panamá S.A. for a total consideration of USD 2.0 million, with no significant impact in these consolidated financial statements.

3.	ACQUISITION OF BUSINESS

(a)	CSA Siderúrgica do Atlântico Ltda. (now Ternium Brasil Ltda.) and thyssenkrupp Slab International B.V. (now Ternium Staal B.V.)

(a) The acquisition
On September 7, 2017, Ternium completed the acquisition from thyssenkrupp AG (tkAG) of a 100% ownership interest in thyssenkrupp Slab International B.V. (tkSI) and its wholly-owned subsidiary CSA Siderúrgica do Atlântico Ltda. (CSA), a steel slab producer with a steelmaking facility located in the state of Rio de Janeiro, Brazil, and having an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant. The acquisition is expected to substantially increase Ternium’s steelmaking capacity and strengthen its business in strategic industrial sectors across Latin America.
As part of the transaction, tkAG assigned to Ternium a slab commitment agreement providing for an arrangement relating to the purchase of CSA-manufactured carbon steel slabs under the terms of a slab frame supply agreement and related annual slab off-take agreements between tkSI and the entity that acquired thyssenkrupp’s former Calvert re-rolling facility in Alabama, United States of America. Such slab commitment agreement provided for a commitment by such entity to purchase from tkSI approximately 2.0 million tons of CSA-manufactured carbon steel slabs per year until September 30, 2019, at the price resulting from the pricing formula set forth therein. This slab commitment agreement was amended on December 20, 2017, spreading deliveries of the remaining slab volumes committed under such agreement through December 2020.
The purchase price paid by Ternium in the acquisition totaled approximately USD 1,891 million.
Ternium began consolidating the balance sheets and results of operations of tkSI and CSA as from September 7, 2017, and CSA changed its name to Ternium Brasil Ltda. and tkSI was renamed Ternium Staal B.V.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

3.	ACQUISITION OF BUSINESS (continued)

The acquired business contributed revenues of USD 864 million and a net profit of USD 64 million to the Company for the period from September 7, 2017, to December 31, 2017. Had the acquisition occurred on January 1, 2017, pro-forma revenue and net loss for the year ended December 31, 2017, would have been USD 2,398 million and USD 6 million, respectively. These amounts have been calculated using Ternium Staal B.V.’s consolidated results and adjusting them for the additional depreciation and amortization that would have been recovered assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from January 1, 2017.
(b) Fair value of net assets acquired
The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. The fair values determined at the acquisition date are based mainly on discounted cash flows and other valuation techniques.
The preliminary allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:

Property, plant and equipment and Intangible assets	1,573,946
Inventories	400,047
Cash and cash equivalents	278,162
Trade receivables	63,710
Other receivables	705,058
Deferred tax assets	13,686
Provisions	(799,938)
Trade payables	(219,604)
Other assets and liabilities, net	(124,078)
Net assets acquired	1,890,989

According to this preliminary purchase price allocation, no goodwill was recorded.
Ternium entered into several derivative contracts to partially hedge the currency volatility risk associated with the Euro-denominated transaction price. As of the date of the closing of the acquisition, the fair value of those contracts amounted to USD 75.9 million. Such value was deducted from the purchase consideration.
The preliminary purchase price allocation disclosed above is currently under analysis with the assistance of a third-party expert. Following IFRS 3, the Company will continue reviewing the allocation and make any necessary adjustments (mainly over Property, plant and equipment, Intangible assets and Provisions) during the twelve months following the acquisition date.
(c) Main contingencies associated with the acquired business
Contrary to the recognition principles in IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRS 3 Business Combinations requires an acquirer of a business to recognize contingent liabilities assumed in a business acquisition at the acquisition date even if it is not probable that an outflow of resources will be required to settle the obligation.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

3.	ACQUISITION OF BUSINESS (continued)

The main contingencies recognized in the Company’s consolidated financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of tkSI and CSA include the following:
(i) Fishermen associations’ claims
Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of USD 24.5 million was recorded at the acquisition date in connection with this matter (USD 23.4 million as of December 31, 2017).
(ii) Tax assessments relating to the use of certain ICMS tax credits
The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.
The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2015, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as raw materials or intermediary products but as goods for consumption and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of USD 57.7 million was recorded as of the acquisition date in connection with this matter (USD 54.9 million as of December 31, 2017).
(iii) ICMS deferral tax benefit - Unconstitutionality
Through State Law No. 4,529, of March 31, 2005, the State of Rio de Janeiro granted Ternium Brasil a tax incentive consisting of a deferment of ICMS payable by Ternium Brasil in connection with the construction and operation of the company’s Rio de Janeiro steelmaking complex. The incentive applies in respect of the acquisition of fixed assets and certain raw materials (i.e. iron ore, pellets, alloys, coke, coal and scrap) and significantly reduces input ICMS credit accumulation by Ternium Brasil. The tax incentive was granted for a period of 20 years from the commencement of the construction works for Ternium Brasil’s Rio de Janeiro steel complex.
In 2012, a Brazilian political party filed a direct action of unconstitutionality against the above-mentioned State Law before the Brazilian Federal Supreme Court, predicated on the argument that, since the tax incentive granted pursuant to such State Law had not been approved by Brazil’s National Council of Fiscal Policy (Conselho Nacional de Política Fazendária, or CONFAZ), such State Law should be declared unconstitutional. As of the date of these consolidated financial statements, Brazil’s Federal Supreme Court has not yet ruled on the matter.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

3.	ACQUISITION OF BUSINESS (continued)

In August 2017, the Brazilian Congress enacted Supplementary Law No. 160/2017, instituting a mechanism through which the States may confirm any ICMS incentives they had granted in prior years without CONFAZ approval and, in furtherance of such Supplementary Law, in December 2017 the States adopted ICMS Convention 190/2017, establishing the applicable rules and deadlines for so confirming such ICMS incentives. As per the terms of ICMS Convention 190/2017, all States are required to publish in their official gazettes, on or before March 29, 2018, a list of the ICMS incentives that are to be confirmed pursuant to Supplementary Law No. 160, and then to file all relevant documents concerning such incentives with CONFAZ on or before June 29, 2018. The States may request the postponement of such deadlines, subject to CONFAZ’s approval.
As part of such confirmation process, in December 2017 the Rio de Janeiro State tax authorities requested Ternium Brasil to satisfy certain document and information requirements pertaining to its ICMS incentive and, in January 2018, Ternium Brasil filed all documents and information so requested. As of the date of these consolidated financial statements, the Rio de Janeiro State has not concluded its confirmation process and is therefore yet to publish the list of ICMS incentives that are to be confirmed pursuant to Supplementary Law No. 160.
The tax benefits accumulated under Ternium Brasil’s ICMS incentive as of the acquisition date amounted to approximately USD 1,089 million. In accordance with the guidance in IFRS 3, the Company recorded as of the acquisition date a provision of USD 651.8 million (including estimated penalties and interest) in connection with this matter, together with an asset of USD 325.9 million arising from its right to recover part of the contingency amount from Thyssenkrup Veerhaven B.V. (USD 620.1 million and USD 310.0 million, respectively, as of December 31, 2017). The calculation of this contingency is provisional and has been determined taking into consideration the probability of negative outcome for the Company, if any, on an estimated total risk of USD 1,630 million (including estimated penalties and interests).
(d) Acquisition financing
The acquisition was mainly financed through an unsecured 5-year syndicated facility in the principal amount of USD 1.5 billion granted to the Company’s subsidiary, Ternium Investments S.àr.l., by a syndicate of banks.
The facility will be repaid in eight consecutive and equal semi-annual installments, commencing on March 5, 2019, and has been guaranteed by the Company’s subsidiary, Ternium México, S.A. de C.V. The borrower and the guarantor are subject to certain covenants customary for transactions of this type, including limitations on liens and encumbrances, transactions with affiliates, consolidations and mergers and restrictions on investments. The guarantor is additionally subject to limitations on the sale of certain assets and compliance with a leverage ratio. There are no limitations to the payment of dividends applicable to the borrower or the guarantor, except, with respect to the borrower, upon an event of default under the facility. As of December 31, 2017, the borrower and the guarantor were in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

3.	ACQUISITION OF BUSINESS (continued)

(b)	Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (2016)

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. (“Ternium Investments”), together with the Company’s Argentine majority-owned subsidiary Ternium Argentina S.A. (“Ternium Argentina”), Ternium Argentina’s wholly-owned Uruguayan subsidiary Prosid Investments S.A. (“Prosid”), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. The rights and obligations of the control group members are governed by a shareholders’ agreement. As a result of these transactions, the control group, which holds ordinary shares representing the majority of Usiminas’ voting rights, is formed as follows: Nippon Steel & Sumitomo Metal Corporation Group (“NSSMC”, formerly Nippon Group), with 46.1% of the voting rights within the control group; T/T Group (comprising TenarisConfab, Prosid, Ternium Argentina and Ternium Investments), with 43.3%; and Previdência Usiminas (Usiminas’ employee pension fund), with the remainder 10.6%.
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
On April 20, 2016, Ternium (through Ternium Investments, Ternium Argentina and Prosid) subscribed, in the aggregate, to 8.5 million preferred shares for a total subscription price of BRL 10.9 million (approximately USD 3.1 million). These preferred shares were issued on June 3, 2016.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

3.	ACQUISITION OF BUSINESS (continued)

On April 18, 2016, Usiminas’ extraordinary general shareholders’ meeting approved an issuance of 200 million ordinary shares for an aggregate amount of BRL 1 billion and Usiminas launched a multi-round subscription process. On July 19, 2016, following the completion of the subscription process, Usiminas’ extraordinary general shareholders’ meeting homologated the capital increase, and Ternium (through Ternium Investments, Ternium Argentina and Prosid) was issued, in the aggregate, 76.4 million ordinary shares for a total subscription price of BRL 382.2 million (approximately USD 110.9 million). Following the issuance of these ordinary shares, Ternium (through Ternium Investments, Ternium Argentina and Prosid) owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of Usiminas’ capital, and the T/T Group owns 39.6% of Usiminas’ ordinary shares and 1.8% of Usiminas’ preferred shares. Ternium continues to hold 35.6% of Usiminas’ voting rights within the control group and has a participation in Usiminas' results of 20.5%.
As of December 31, 2017, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 10.83 (approximately USD 3.27; 2016: BRL 8.26 - USD 2.53) per ordinary share and BRL 9.10 (approximately USD 2.75; 2016: BRL 4.10 - USD 1.26) per preferred share, respectively. Accordingly, as of December 31, 2017, Ternium’s ownership stake had a market value of approximately USD 817.6 million (2016: USD 625.5 million) and a carrying value of USD 466.3 million (2016: USD 411.1 million).
The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.
Usiminas financial restructuring process (that started in April 2016 with the capital increase) was completed by the end of August 2017. The completion of this process together with the increase in the share price since June 2016 and the improvement in business conditions may lead to an increase in the value of the investment in Usiminas in future periods.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.	ACCOUNTING POLICIES

These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2016.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.	ACCOUNTING POLICIES (Continued)

(b)	Foreign currency translation

(1)	Functional and presentation currency
Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for the Argentine and the non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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

•
Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2017 and 2016, there are USD 6.1 million and USD 14.7 million classified under this category, respectively;

•	Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

•
Available-for-sale ("AFS") financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income ("OCI") with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2017 and 2016, there are no AFS amounts classified under this category, respectively;

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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
Derivative financial instruments
Information about accounting for derivative financial instruments and hedging activities is included in Note 29 "Financial Risk management" and Note 4 (y).

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
Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items. Spare parts are included in property, plant and equipment.
Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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
The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2017, 2016 and 2015.
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

(2)	Mining assets
Mining assets include:

(a)	Mining licenses acquired;

(b)	Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 4 (e) 3); and

(c)	Capitalized developmental stripping costs (see note 4 (u)).
Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.	ACCOUNTING POLICIES (Continued)

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.
Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2017, 2016 and 2015, is approximately 7%, 7% and 10% per year, respectively.

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
As of December 31, 2017 and 2016, the carrying amount of goodwill allocated to the Mexico CGUs was USD 662.3 million, of which USD 619.8 million corresponds to steel operations and USD 42.5 million to mining operations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.	ACCOUNTING POLICIES (Continued)

(5)	Research and development
Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2017, 2016 and 2015 totaled USD 9.8 million, USD 9.2 million and USD 6.2 million, respectively.

(6)	Customer relationships acquired in a business combination
In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ternium Colombia S.A.S. (formerly Ferrasa S.A.S.). These customer relationships were amortized using the straight-line method over a useful life of approximately 10 years. As of December 31, 2017, these assets are fully amortized.
In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships in connection with the acquisition of Ternium Staal B.V. The value of the slab commitment agreement by which Ternium Investments S.à r.l. is entitled to invoice, under certain conditions, the price difference between slabs and hot rolled coils will be amortized using the units of slabs sold method.

(7)	Trademarks acquired in a business combination
In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ternium Colombia S.A.S. (formerly Ferrasa S.A.S.). As of December 31, 2017, these assets are fully amortized.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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
Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2017 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 11.49% (as of December 31, 2016, 10.82%).
As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.
Except for the impairment in connection with the investment in Usiminas in 2015 and 2014, during the years 2017, 2016 and 2015, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill).

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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
The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (bb) (4)).

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
The carrying value of non-current assets classified as held for sale, at December 31, 2017 and 2016 totals USD 2.8 million and USD 10.2 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l)	Borrowings
Borrowings are recognized initially for an amount equal to the net proceeds received. In subsequent periods, borrowings are stated at amortized cost following the effective interest method.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.	ACCOUNTING POLICIES (Continued)

(m)	Finance leases
Leases of property, plant and equipment where the Company, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Company will obtain ownership at the end of the lease term.

(n)	Income taxes - current and deferred
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.	ACCOUNTING POLICIES (Continued)

(o)	Employee liabilities

(1)	Post-employment obligations
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.	ACCOUNTING POLICIES (Continued)

The defined contribution plans provide a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.
Argentina
Ternium Argentina implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

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
As of December 31, 2017 and 2016, the outstanding liability corresponding to the Program amounts to USD 30.8 million and USD 23.4 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2017 and 2016, is USD 30.3 million and USD 24.1 million, respectively.
Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.	ACCOUNTING POLICIES (Continued)

(4)	Social security contributions
Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Ternium Argentina and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

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

(q)	Trade payables
Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(r)	Revenue recognition and other income
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
Interest income is recognized on an effective yield basis.

(s)	Borrowing Costs
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
The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2017, 2016 and 2015, the capitalized borrowing costs are not material.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.	ACCOUNTING POLICIES (Continued)

(t)	Cost of sales, selling, general and administrative expenses
Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.
Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(u)	Stripping costs
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

(v)	Mining development costs
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

(w)	Asset retirement obligations
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

(x)	Earnings per share
Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year, excluding the average number of shares of the parent Company held by the Group. There are no dilutive securities for the periods presented.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.	ACCOUNTING POLICIES (Continued)

(y)	Derivative financial instruments and hedging activities
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
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2017 and 2016, the effective portion of designated cash flow hedges (net of taxes) amounted to USD 0.7 million and USD 0.1 million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).
More information about accounting for derivative financial instruments and hedging activities is included in Note 29 "Financial risk management".

(z)	Treasury shares
Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal. The gains and losses on disposal of treasury shares are recognized under "Reserves" in the consolidated statement of financial position.

(aa)	Cash flow
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
(bb)    Critical Accounting Estimates
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.	ACCOUNTING POLICIES (Continued)

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
Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2017 was 11.49% and no impairment charge resulted from the impairment test performed. See notes 4(f) and 4(e)(4).

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
Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 768.5 million and USD 7.0 million as of December 31, 2017 and 2016, respectively.

(4)	Allowance for obsolescence of supplies and spare parts and slow-moving inventory
Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.	ACCOUNTING POLICIES (Continued)

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
As of December 31, 2017 and 2016, the Company recorded no allowance for net realizable value and USD 36.2 million and USD 33.4 million, respectively, as allowance for obsolescence.

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

•	whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.	ACCOUNTING POLICIES (Continued)

Considering that no impairment indicators were identified as of December 31, 2017 and 2016, the Company only tested the value of the goodwill for impairment, resulting in no impairment charges to be recognized.

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
Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2017 and 2016, allowance for doubtful accounts totals USD 16.5 million and USD 6.0 million, respectively.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.	ACCOUNTING POLICIES (Continued)

(9)	Business combinations
The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. The Company makes judgments and estimates in relation to the fair value allocation of the purchase price. If any unallocated portion is positive, it is recognized as goodwill, and if negative, it is recognized in the income statement. See further information in note 3 (a).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016
and for the years ended December 31, 2017, 2016 and 2015

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
It also includes the sales of energy.
The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in Brazil, United States, Colombia, Guatemala, Costa Rica, Honduras, El Salvador and Nicaragua.
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
Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

-	The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

-	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

-	Other timing and non-significant differences.
Most information on segment assets is not disclosed as it is not reviewed by the CODM.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

5.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2017
	Steel	Mining	Inter- segment eliminations	Total
IFRS

Net sales	9,700,260	271,477	(271,441)	9,700,296
Cost of sales	(7,465,751)	(212,860)	275,586	(7,403,025)

Gross profit	2,234,509	58,617	4,145	2,297,271

Selling, general and administrative expenses	(811,487)	(12,760)	—	(824,247)
Other operating income, net	(17,011)	771	—	(16,240)

Operating income - IFRS	1,406,011	46,628	4,145	1,456,784

Management view
Net sales	9,700,260	287,152	(287,116)	9,700,296
Operating income	1,065,605	66,694	(1,291)	1,131,008
Reconciliation items:
Differences in Cost of sales				325,776

Operating income - IFRS				1,456,784

Financial income (expense), net				(165,090)
Equity in (losses) earnings of non-consolidated companies				68,115

Income before income tax expense - IFRS				1,359,809

Depreciation and amortization - IFRS	(424,529)	(49,770)	—	(474,299)

	Year ended December 31, 2016
	Steel	Mining	Inter- segment eliminations	Total
IFRS

Net sales	7,221,751	204,894	(202,670)	7,223,975
Cost of sales	(5,391,038)	(192,038)	198,686	(5,384,390)

Gross profit	1,830,713	12,856	(3,984)	1,839,585

Selling, general and administrative expenses	(677,007)	(10,935)	—	(687,942)
Other operating income, net	(9,543)	(382)	—	(9,925)

Operating income - IFRS	1,144,163	1,539	(3,984)	1,141,718

Management view
Net sales	7,221,751	208,230	(206,006)	7,223,975
Operating income	936,164	3,871	269	940,303
Reconciliation items:
Differences in Cost of sales				201,415

Operating income - IFRS				1,141,718

Financial income (expense), net				(37,885)
Equity in (losses) earnings of non-consolidated companies				14,624

Income before income tax expense - IFRS				1,118,457

Depreciation and amortization - IFRS	(361,685)	(45,205)	—	(406,890)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

5.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2015
	Steel	Mining	Inter- segment eliminations	Total
IFRS

Net sales	7,875,161	203,105	(200,817)	7,877,449
Cost of sales	(6,456,584)	(214,651)	193,963	(6,477,272)

Gross profit	1,418,577	(11,546)	(6,854)	1,400,177

Selling, general and administrative expenses	(757,078)	(13,214)	—	(770,292)
Other operating income, net	9,151	303	—	9,454

Operating income - IFRS	670,650	(24,457)	(6,854)	639,339

Management view
Net sales	7,875,161	216,095	(213,807)	7,877,449
Operating income	1,012,282	(3,490)	(640)	1,008,152
Reconciliation items:
Differences in Cost of sales				(368,813)

Operating income - IFRS				639,339

Financial income (expense), net				(99,430)
Equity in (losses) earnings of non-consolidated companies				(272,810)

Income before income tax expense - IFRS				267,099

Depreciation and amortization - IFRS	(384,380)	(49,408)	—	(433,788)
GEOGRAPHICAL INFORMATION
The Company has revenues attributable to the Company’s country of incorporation (Luxembourg), related to a contract acquired as a part of the business combination disclosed in note 3 (a).
For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2017
	Mexico	Southern region	Other markets (2)	Total

Net sales	5,629,267	2,316,444	1,754,585	9,700,296

Non-current assets (1)	4,042,914	643,411	1,756,007	6,442,332

	Year ended December 31, 2016
	Mexico	Southern region	Other markets	Total

Net sales	4,491,761	1,867,622	864,592	7,223,975

Non-current assets (1)	4,108,539	634,048	235,947	4,978,534

	Year ended December 31, 2015
	Mexico	Southern region	Other markets	Total

Net sales	4,395,273	2,572,723	909,453	7,877,449

Non-current assets (1)	4,166,148	682,705	246,919	5,095,772
(1) Includes Property, plant and equipment and Intangible assets.
(2) Includes the assets related to the business acquisition disclosed in note 3 (a).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

5.	SEGMENT INFORMATION (continued)

REVENUES BY PRODUCT

	Year ended December 31,
	2017	2016	2015

Semi-finished (1)	123,752	19,878	88,264
Slabs	715,513	—	—
Hot rolled (2)	3,366,697	2,763,403	3,049,433
Cold rolled	1,321,663	1,110,671	1,176,019
Coated (3)	3,391,328	2,900,009	3,004,700
Roll-formed and tubular (4)	472,253	413,991	509,034
Other products (5)	309,090	16,023	49,999

TOTAL SALES	9,700,296	7,223,975	7,877,449

(1)	Semi-finished includes billets and round bars.

(2)	Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.

(3)	Coated includes tin plate and galvanized products.

(4)	Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles, steel decks and pre-engineered metal building systems.

(5)	Other products include mainly sales of energy and pig iron.

6.	COST OF SALES

	Year ended December 31,
	2017	2016	2015

Inventories at the beginning of the year	1,647,869	1,579,120	2,134,034
Acquisition of business (Note 3)	400,047	—	—
Translation differences	(97,148)	(82,515)	(204,512)

Plus: Charges for the year
Raw materials and consumables used and other movements	6,337,283	4,060,783	4,548,219
Services and fees	110,949	77,698	86,874
Labor cost	673,821	560,513	599,989
Depreciation of property, plant and equipment	348,415	314,649	335,302
Amortization of intangible assets	35,275	40,225	48,442
Maintenance expenses	480,496	457,734	507,895
Office expenses	7,350	7,112	6,683
Insurance	7,968	8,432	9,435
(Recovery) Charge of obsolescence allowance	(4,028)	4,600	(4,816)
Recovery from sales of scrap and by-products	(25,973)	(21,010)	(31,096)
Others	31,631	24,918	19,943

Less: Inventories at the end of the year	(2,550,930)	(1,647,869)	(1,579,120)

Cost of Sales	7,403,025	5,384,390	6,477,272

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

7.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2017	2016	2015

Services and fees (1)	86,990	65,965	69,434
Labor cost	229,529	193,118	214,352
Depreciation of property, plant and equipment	12,345	13,589	13,761
Amortization of intangible assets	78,264	38,427	36,283
Maintenance and expenses	5,038	3,092	4,957
Taxes	98,786	90,166	130,061
Office expenses	35,922	36,223	40,487
Freight and transportation	259,898	234,801	246,762
(Decrease) Increase of allowance for doubtful accounts	685	288	(824)
Others	16,790	12,273	15,019

Selling, general and administrative expenses	824,247	687,942	770,292
(1) For the year ended December 31, 2017, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,501, including USD 2,863 for audit services, USD 91 for audit-related services, USD 229 for tax services and USD 318 for all other services.
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

8.	LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2017	2016	2015

Wages, salaries and social security costs	849,354	698,825	754,063
Termination benefits	25,783	27,048	30,888
Post-employment benefits (Note 21 (i))	28,213	27,758	29,390

Labor costs	903,350	753,631	814,341
As of December 31, 2017, 2016 and 2015, the quantity of employees was 21,335, 16,725 and 16,739, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

9.	OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2017	2016	2015

Results of sundry assets	1,190	1,270	2,009
Other operating income	—	—	10,625

Other operating income	1,190	1,270	12,634

Provision for legal claims and other matters (Note 19 and 25 (ii))	(2,783)	(1,678)	(3,180)
Other operating expense	(14,647)	(9,517)	—

Other operating expense	(17,430)	(11,195)	(3,180)

Other operating (expenses) income, net	(16,240)	(9,925)	9,454

10.	OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2017	2016	2015

Interest expense	(114,583)	(89,971)	(89,489)

Finance expense	(114,583)	(89,971)	(89,489)

Interest income	19,408	14,129	7,981

Finance income	19,408	14,129	7,981

Net foreign exchange (loss) gain	(65,479)	20,334	(5,181)
Change in fair value of financial assets	(1,057)	7,663	(8,143)
Derivative contract results	4,132	11,614	(2,058)
Others	(7,511)	(1,654)	(2,540)

Other financial income (expenses), net	(69,915)	37,957	(17,922)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

11.	INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2017	2016	2015

Current tax	(450,384)	(394,045)	(234,040)

Deferred tax (Note 20)
Deferred tax	106,047	(16,821)	19,463
Effect of changes in tax law on deferred income tax (1)	7,455	2,028	3,080
Withholding tax on dividend distributions (2)	—	(2,690)	4,177

Income tax expense	(336,882)	(411,528)	(207,320)
(1) For 2017, it includes mainly the effects of the Argentine tax reform, which became effective starting January 1, 2018, including a reduction in the corporate income tax rate from 35% to 30% during the first two years (i.e., fiscal years starting on or after January 1, 2018 until December 31, 2019, inclusive) and to 25% going forward. Also, a one-time tax on an asset revaluation for tax purposes was approved. As of the date of these consolidated financial statements, the law has not yet been regulated and the tax authorities have not issued the regulations that establish the operative aspects that will allow the payment of the special tax. The Company is evaluating the exercise of the option, which could be exercised only when the law is regulated.
It also includes the effects of the US tax reform, which among other provisions, reduced the US corporate tax rate from 35% to 21%, effective January 1, 2018. This required a revaluation of the deferred tax assets and liabilities and certain current tax payables to the newly enacted tax rates at the date of enactment. Consequently, the Company has recorded a net adjustment to deferred income tax benefit of USD 5.2 million for the year ended December 31, 2017.
For 2016 , it includes mainly the effects of the Colombian tax rate reform which introduced an increase from 39% to 40% in 2016, 42% in 2017, 43% in 2018 and of the Mexican mining tax. For 2015, it includes mainly the effects of the Mexican mining tax.
(2) It includes the 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries since 2013.

Income tax expense for the years ended December 31, 2017, 2016 and 2015 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2017	2016	2015

Income before income tax	1,359,809	1,118,457	267,099

Income tax expense at statutory tax rate	(387,666)	(324,592)	(135,974)
Non taxable income	16,232	606	4,980
Non deductible expenses	(24,070)	(5,838)	(19,408)
Effect of currency translation on tax base (1)	51,167	(81,042)	(64,175)
Withholding tax on dividend distributions	—	(2,690)	4,177
Effect of changes in tax law	7,455	2,028	3,080

Income tax expense	(336,882)	(411,528)	(207,320)
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

12.	PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended December 31, 2017
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total

Values at the beginning of the year
Cost	528,991	1,590,063	4,238,201	165,590	337,814	82,652	6,943,311
Accumulated depreciation	—	(538,548)	(2,146,874)	(121,912)	—	—	(2,807,334)

Net book value at January 1, 2017	528,991	1,051,515	2,091,327	43,678	337,814	82,652	4,135,977

Opening net book value	528,991	1,051,515	2,091,327	43,678	337,814	82,652	4,135,977
Translation differences	(677)	(45,808)	(42,248)	(1,188)	(13,982)	(3,697)	(107,600)
Acquisition of business (note 3)	32,187	505,339	602,654	4,102	80,878	31,878	1,257,038
Additions	2,778	9,385	84,035	2,307	341,575	16,274	456,354
Capitalized borrowing costs	—	—	—	—	563	—	563
Disposals / Consumptions	(1,139)	(14,776)	(167)	(922)	(612)	(14,063)	(31,679)
Transfers	(98)	101,661	174,321	13,501	(290,215)	690	(140)
Depreciation charge	—	(73,880)	(269,272)	(13,898)	—	(3,710)	(360,760)

Closing net book value	562,042	1,533,436	2,640,650	47,580	456,021	110,024	5,349,753

Values at the end of the year
Cost	562,042	2,096,959	4,927,478	151,883	456,021	113,188	8,307,571
Accumulated depreciation	—	(563,523)	(2,286,828)	(104,303)	—	(3,164)	(2,957,818)

Net book value at December 31, 2017	562,042	1,533,436	2,640,650	47,580	456,021	110,024	5,349,753

	Year ended December 31, 2016
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total

Values at the beginning of the year
Cost	528,435	1,505,296	4,066,687	95,202	456,132	87,858	6,739,610
Accumulated depreciation	—	(500,464)	(1,950,353)	(70,437)	—	(10,790)	(2,532,044)

Net book value at January 1, 2016	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566

Opening net book value	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566
Translation differences	(1,429)	(50,903)	(38,985)	(1,516)	(29,336)	(4,809)	(126,978)
Additions	611	8,161	1,539	5,908	371,575	19,075	406,869
Capitalized borrowing costs	—	—	—	—	1,759	—	1,759
Disposals / Consumptions	(1,217)	(2,048)	(265)	(1,234)	(660)	(16,232)	(21,656)
Transfers	2,591	157,454	266,704	30,617	(461,656)	945	(3,345)
Depreciation charge	—	(65,981)	(254,000)	(14,862)	—	6,605	(328,238)

Closing net book value	528,991	1,051,515	2,091,327	43,678	337,814	82,652	4,135,977

Values at the end of the year
Cost	528,991	1,590,063	4,238,201	165,590	337,814	82,652	6,943,311
Accumulated depreciation	—	(538,548)	(2,146,874)	(121,912)	—	—	(2,807,334)

Net book value at December 31, 2016	528,991	1,051,515	2,091,327	43,678	337,814	82,652	4,135,977

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

13.	INTANGIBLE ASSETS, NET

	Year ended December 31, 2017
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total

Values at the beginning of the year
Cost	215,662	202,931	5,689	298,475	73,665	662,307	1,458,729
Accumulated depreciation	(164,203)	(106,424)	—	(272,923)	(72,622)	—	(616,172)

Net book value at January 1, 2017	51,459	96,507	5,689	25,552	1,043	662,307	842,557

Opening net book value	51,459	96,507	5,689	25,552	1,043	662,307	842,557
Translation differences	(1,730)	—	—	—	—	—	(1,730)
Acquisition of business (note 3)	2,731	—	—	314,177	—	—	316,908
Additions	35,867	8,076	9,829	—	—	—	53,772
Disposals / Consumptions	(32)	—	—	—	—	—	(32)
Transfers	(512)	5,185	(5,185)	(4,845)	—	—	(5,357)
Depreciation charge	(26,874)	(15,431)	—	(70,191)	(1,043)	—	(113,539)

Closing net book value	60,909	94,337	10,333	264,693	—	662,307	1,092,579

Values at the end of the year
Cost	249,379	216,196	10,333	604,931	73,935	662,307	1,817,081
Accumulated depreciation	(188,470)	(121,859)	—	(340,238)	(73,935)	—	(724,502)

Net book value at December 31, 2017	60,909	94,337	10,333	264,693	—	662,307	1,092,579

	Year ended December 31, 2016
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total

Values at the beginning of the year
Cost	201,815	188,813	5,294	298,475	73,665	662,307	1,430,369
Accumulated depreciation	(135,072)	(92,557)	—	(243,312)	(71,222)	—	(542,163)

Net book value at January 1, 2016	66,743	96,256	5,294	55,163	2,443	662,307	888,206

Opening net book value	66,743	96,256	5,294	55,163	2,443	662,307	888,206
Translation differences	(1,216)	—	—	—	—	—	(1,216)
Additions	19,775	14,118	398	—	—	—	34,291
Disposals/Consumptions	(69)	—	(3)	—	—	—	(72)
Depreciation charge	(33,774)	(13,867)	—	(29,611)	(1,400)	—	(78,652)

Closing net book value	51,459	96,507	5,689	25,552	1,043	662,307	842,557

Values at the end of the year
Cost	215,662	202,931	5,689	298,475	73,665	662,307	1,458,729
Accumulated depreciation	(164,203)	(106,424)	—	(272,923)	(72,622)	—	(616,172)

Net book value at December 31, 2016	51,459	96,507	5,689	25,552	1,043	662,307	842,557

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2017	2016

At the beginning of the year	418,379	250,412

Equity in earnings (losses) of non-consolidated companies	68,115	14,624
Other comprehensive income	(4,786)	39,077
Acquisition of additional shares (note 3)	—	114,449
Dividends from non-consolidated companies	(3,360)	(183)

At the end of the year	478,348	418,379

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

			Voting rights at		Value at
Company	Country of incorporation	Main activity	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	466,299	411,134
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	6,862	3,444
Other non-consolidated companies (1)					5,187	3,801

					478,348	418,379

(1)	It includes the investment held in Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a)	Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS
Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.
As of December 31, 2017 and 2016, the value of the investment in Usiminas is comprised as follows:

	USIMINAS
Value of investment	As of December 31, 2017	As of December 31, 2016

At the beginning of the year	411,134	239,960
Share of results (1)	63,030	16,832
Other comprehensive income	(4,570)	39,893
Dividends	(3,295)	—
Acquisition of additional shares (note 3)	—	114,449

At the end of the year	466,299	411,134
(1) It includes the adjustment of the values associated to the purchase price allocation.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

The investment in Usiminas is based in the following calculation:

Usiminas' shareholders' equity	4,164,086
Percentage of interest of the Company over shareholders' equity	20.47%

Interest of the Company over shareholders' equity	852,263

Purchase price allocation	78,688
Goodwill	314,218
Impairment	(778,870)

Total Investment in Usiminas	466,299
On February 8, 2018, Usiminas approved its annual accounts as of and for the year ended December 31, 2017, which state that revenues, net profit from continuing operations and shareholders’ equity amounted to USD 3,368 million, USD 100 million and USD 4,164 million, respectively.

	USIMINAS
Summarized balance sheet (in million USD)	As of December 31, 2017	As of December 31, 2016

Assets
Non-current	5,662	6,086
Current	1,494	1,277
Other current investments	164	472
Cash and cash equivalents	535	221

Total Assets	7,855	8,056

Liabilities
Non-current	637	753
Non-current borrowings	1,707	2,104
Current	622	517
Current borrowings	299	21

Total Liabilities	3,265	3,395

Non-controlling interest	426	508

Shareholders' equity	4,164	4,153

	USIMINAS
Summarized income statement (in million USD)	As of December 31, 2017	As of December 31, 2016

Net sales	3,368	2,443
Cost of sales	(2,854)	(2,292)
Gross Profit	514	151
Selling, general and administrative expenses	(206)	(180)
Other operating income (loss), net	(78)	(61)
Operating income	230	(90)
Financial expenses, net	(145)	(17)
Equity in earnings of associated companies	49	40
Profit (Loss) before income tax	134	(67)
Income tax benefit	(34)	(99)
Net profit (loss) before non-controlling interest	100	(166)
Non-controlling interest in other subsidiaries	(26)	(28)
Net profit (loss) for the year	74	(194)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

(b)Techgen S.A. de C.V.
Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1st, 2016 and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts. During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to USD 23.9 million and USD 92.5 million, respectively which are due in June 2020.
For commitments from Ternium in connection with Techgen, see note 25.

15.	RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2017	2016

Receivables with related parties (Notes 26 and 14 (b))	126,859	103,525
Employee advances and loans	4,171	3,888
Advances to suppliers for the purchase of property, plant and equipment	27,734	7,077
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 26)	3,252	283
Tax credits (1)	202,853	17,371
Others (1)	312,430	436

Receivables, net – Non-current	677,299	132,580

	As of December 31,
	2017	2016

Value added tax	149,021	13,027
Tax credits	77,887	32,430
Employee advances and loans	6,429	6,645
Advances to suppliers	44,239	3,223
Advances to suppliers with related parties (Note 26)	3	—
Expenses paid in advance	13,244	9,148
Government tax refunds on exports	32,522	2,599
Receivables with related parties (Note 26)	29,190	709
Others	9,638	12,039

Receivables, net – Current	362,173	79,820
(1) The increase in tax credits and other receivables corresponds mainly to the business acquisition included in note 3 (a).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

16.	TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2017	2016

Trade receivables	4,832	1,270

Trade receivables, net – Non-current	4,832	1,270

Current accounts	926,310	633,622
Trade receivables with related parties (Note 26)	96,831	6,142
Allowance for doubtful accounts (Note 19)	(16,543)	(6,019)

Trade receivables, net - Current	1,006,598	633,745

	Trade receivables, net as of December 31, 2017
	Total	Fully performing	Past due

Guaranteed	412,036	366,902	45,134
Not guaranteed	615,937	543,791	72,146

Trade receivables	1,027,973	910,693	117,280

Allowance for doubtful accounts (Note 19)	(16,543)	—	(16,543)

Trade receivables, net	1,011,430	910,693	100,737

	Trade receivables, net as of December 31, 2016
	Total	Fully performing	Past due

Guaranteed	343,338	309,730	33,608
Not guaranteed	297,696	262,165	35,531

Trade receivables	641,034	571,895	69,139

Allowance for doubtful accounts (Note 19)	(6,019)	—	(6,019)

Trade receivables, net	635,015	571,895	63,120

17.	INVENTORIES, NET

	As of December 31,
	2017	2016

Raw materials, materials and spare parts	616,870	401,481
Goods in process	1,251,779	811,378
Finished goods	423,372	281,770
Goods in transit	295,106	186,673
Obsolescence allowance (Note 19)	(36,197)	(33,433)

Inventories, net	2,550,930	1,647,869

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

18.	CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS – NON CURRENT AND CURRENT

	As of December 31,
	2017	2016

Investments in companies under cost method	252	—
Investments in debt instruments	3,128	5,998

Other investments, net – Non-current	3,380	5,998

	As of December 31,
	2017	2016

(i) Other investments
Other deposits with maturity of more than three months	132,736	144,853

Other investments - Current	132,736	144,853
(ii) Cash and cash equivalents
Cash and banks	100,739	70,711
Restricted cash	50	83
Short-term bank deposits	229,239	70,760
Other deposits with maturity of less than three months	7,751	41,909

Cash and cash equivalents	337,779	183,463

19.	ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non current
	Liabilities	Liabilities
	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2017
Values at the beginning of the year	6,950	18,301
Translation differences	(39,757)	853
Acquisition of business (note 3)	799,938	—
Additions	3,112	8,675
Reversals	(329)	—
Uses	(1,397)	—

At December 31, 2017	768,517	27,829

Year ended December 31, 2016

Values at the beginning of the year	8,142	18,273
Translation differences	(1,290)	(3,102)
Additions	2,757	3,130
Reversals	(1,079)	—
Uses	(1,580)	—

At December 31, 2016	6,950	18,301

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

19.	ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended December 31, 2017

Values at the beginning of the year	6,019	33,433	4,262
Translation differences	(504)	(860)	246
Acquisition of business (note 3)	10,822	12,385	—
Additions	1,365	9,959	443
Reversals	(680)	(13,987)	—
Uses	(479)	(4,733)	(2,292)

At December 31, 2017	16,543	36,197	2,659

Year ended December 31, 2016

Values at the beginning of the year	7,585	32,445	1,132
Translation differences	(656)	(900)	(276)
Additions	2,574	16,616	4,031
Reversals	(2,286)	(12,016)	—
Uses	(1,198)	(2,712)	(625)

At December 31, 2016	6,019	33,433	4,262

20.	DEFERRED INCOME TAX
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	As of December 31,
	2017	2016

At the beginning of the year	(523,209)	(511,456)

Acquisition of business (note 3)	13,686	—
Translation differences	(1,052)	3,351
Effect of changes in tax law (note 11)	7,455	2,028
Withholding tax on dividend distributions (note 11)	—	(2,690)
Credits (Charges) directly to other comprehensive income	4,808	2,379
Deferred tax (charge) credit (note 11)	106,047	(16,821)

At the end of the year	(392,265)	(523,209)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

20.	DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2017

At the beginning of the year	(625,963)	(48,637)	(28,050)	(3,050)	(705,700)

Translation differences	6,907	(215)	67	(29)	6,730
Credits (Charges) directly to other comprehensive income	—	—	—	(108)	(108)
Withholding tax on dividend distributions	—	—	—	—	—
Effect of changes in tax law	17,293	185	352	11	17,841
Income statement credit (charge)	61,924	(8,339)	8,939	1,120	63,644

At the end of the year	(539,839)	(57,006)	(18,692)	(2,056)	(617,593)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other	Total at December 31, 2017

At the beginning of the year	53,188	7,488	56,297	65,518	182,491

Translation differences	(501)	(273)	—	(7,008)	(7,782)
Acquisition of business (note 3)	—	—	—	13,686	13,686
Credits (Charges) directly to other comprehensive income	—	—	—	4,916	4,916
Effect of changes in tax law	(2,692)	(238)	—	(7,456)	(10,386)
Income statement credit (charge)	11,106	1,223	(12,942)	43,016	42,403

At the end of the year	61,101	8,200	43,355	112,672	225,328
(1) As of December 31, 2017, the recognized deferred tax assets on tax losses amount to USD 43,355 and there are net unrecognized deferred tax assets of USD 1.2 billion and unrecognized tax losses amounting to USD 1.9 billion. These two last effects are connected to the acquisition of Ternium Brasil (see note 3 (a)).

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2016

At the beginning of the year	(599,522)	(52,723)	(38,652)	(10,387)	(701,284)

Translation differences	5,634	360	169	181	6,344
Charges directly to other comprehensive income	—	—	—	(192)	(192)
Withholding tax on dividend distributions	—	—	—	(2,690)	(2,690)
Effect of changes in tax law	1,062	(103)	1,433	6	2,398
Income statement credit (charge)	(33,137)	3,829	9,000	10,032	(10,276)

At the end of the year	(625,963)	(48,637)	(28,050)	(3,050)	(705,700)

Deferred tax assets	Provisions	Trade receivables	Tax losses (2)	Other	Total at December 31, 2016

At the beginning of the year	45,368	6,193	67,784	70,483	189,828

Translation differences	(2,399)	(289)	—	(305)	(2,993)
Charges directly to other comprehensive income	—	—	—	2,571	2,571
Effect of changes in tax law	17	(3)	—	(384)	(370)
Income statement credit (charge)	10,202	1,587	(11,487)	(6,847)	(6,545)

At the end of the year	53,188	7,488	56,297	65,518	182,491
(2) As of December 31, 2016, the recognized deferred tax assets on tax losses amount to USD 56,297 and there are no net unrecognized deferred tax assets.
Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

20.	DEFERRED INCOME TAX (continued)

The amounts shown in the statement of financial position (prior to offsetting the balances within the same tax jurisdiction) include the following:

	As of December 31,
	2017	2016

Deferred tax assets to be recovered after more than 12 months	155,350	131,407
Deferred tax assets to be recovered within 12 months	69,978	51,084
Deferred tax liabilities to be settled after more than 12 months	(558,890)	(653,503)
Deferred tax liabilities to be settled within 12 months	(58,703)	(52,197)

	(392,265)	(523,209)

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2017	2016

(i) Other liabilities - Non current

Post-employment benefits	275,950	252,624
Other employee benefits	31,312	31,724
Asset retirement obligation (note 19) (1)	27,829	18,301
Other	37,955	135

Other liabilities – Non-current	373,046	302,784
(1) The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2017	2016

Present value of unfunded obligations	275,950	252,624

Liability in the statement of financial position	275,950	252,624
The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2017	2016

Current service cost	6,555	9,565
Interest cost	21,658	18,193

Total included in labor costs	28,213	27,758

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2017	2016

At the beginning of the year	252,624	273,792

Transfers, new participants and funding of the plan	840	(231)
Total expense	28,213	27,758
Remeasurements	15,068	14,735
Effect of changes in demographic assumptions	(4,950)	(2,600)
Effect of changes in financial assumptions	14,110	(1,360)
Effect of experience adjustments	5,908	18,695
Translation differences	10,527	(41,783)
Contributions paid	(31,322)	(21,647)

At the end of the year	275,950	252,624
The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2017	2016

Discount rate	7.75%	8.00%
Compensation growth rate	5.00%	5.00%

	Year ended December 31,
Argentina	2017	2016

Discount rate	6.00% - 7.00%	7.00%
Compensation growth rate	2.00% - 3.00%	2.00%
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-9.5%	10.5%
Compensation growth rate	1.00%	1.6%	-3.5%
Pension growth rate	1.00%	-2.9%	0.7%
Life expectancy	1 year	2.6%	-4.4%
The estimated future payments for the next five years will be between 19.0 and 23.0 million per year.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2017	2016

(ii) Other liabilities - Current

Payroll and social security payable	183,249	130,889
VAT liabilities	79,085	49,633
Other tax liabilities	30,927	26,987
Termination benefits	1,816	2,164
Related Parties (Note 26)	6,215	3,744
Asset retirement obligation (Note 19)	2,659	4,262
Others	53,050	10,402

Other liabilities – Current	357,001	228,081

22.	DERIVATIVE FINANCIAL INSTRUMENTS
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments at December 31, 2017 and 2016 were as follows:

	As of December 31,
	2017	2016

Contracts with positive fair value
Interest rate swap contracts	302	—
Foreign exchange contracts	2,002	316

	2,304	316

Contracts with negative fair value
Interest rate swap contracts	—	(257)
Foreign exchange contracts	(6,001)	(30)

	(6,001)	(287)
Derivative financial instruments breakdown is as follows:
(a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2017, most of the Company’s long-term borrowings were at variable rates.
During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of USD 100 million, at an average rate of 1.92%. These agreements are effective from July 2014, will due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2017, the after-tax cash flow hedge reserve related to these agreements amounted to USD 0.6 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

22.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2015	(566)	170	(396)

(Decrease) / Increase	(179)	54	(125)
Reclassification to income statement	820	(246)	574

At December 31, 2016	75	(22)	53

(Decrease) / Increase	363	3	366
Reclassification to income statement	372	(110)	262

At December 31, 2017	810	(129)	681
The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2017 (amounting to a gain of USD 0.7 million) is expected to be reclassified to the income statements in accordance to the payments of interests in connection with the borrowings hedged by these derivative contracts, during 2018 and up to the end of the life of the borrowing in 2022.
(b) Foreign exchange contracts
From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD, in accordance with the Company’s policy for derivative instruments.
During 2017, 2016 and 2015, Prosid Investments entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated by Ternium Argentina’s debt in ARS. As of December 31, 2017, the notional amount on these agreements amounted to USD 324.7 million.
Furthermore, during 2017, 2016 and 2015, Ternium Colombia S.A.S. (formerly Ferrasa S.A.S.) has entered into non-deliverable forward agreements to manage the exposure of certain trade receivables denominated in its local currency. As of December 31, 2017, the notional amounts on these agreements amounted to USD 22.0 million.
As part of the acquisition of the subsidiary in Brazil, the Company maintained several non-deliverable forward agreements which were entered into to manage the exchange rate exposure generated by financial debt in BRL. As of December 31, 2017, the outstanding notional amounts in USD are offset on these agreements.
During December 2017, Ternium Mexico entered into a forward agreement in order to manage the exchange rate exposure generated by future payables in EUR related to the investment plan. As of December 31, 2017, the notional amount on this agreement amounted to USD 46.7 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

22.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The net fair values of the exchange rate derivative contracts as of December 31, 2017 and December 31, 2016 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2017	2016

ARS/USD	ND Forward - Buy ARS	6.4 billion ARS	(6,534)	316
ARS/USD	ND Forward - Sell ARS	187.0 million ARS	533	—
COP/USD	ND Forward - Sell COP	65.7 billion COP	17	—
EUR/USD	ND Forward - Buy EUR	39.0 million EUR	224	—
BRL/USD	ND Forward - Buy BRL	67.2 million BRL	1,514	—
BRL/USD	ND Forward - Sell BRL	61.1 million BRL	247	—
EUR/USD	ND Forward - Sell EUR	5.3 million EUR	—	(30)

			(3,999)	286
ARS: Argentine pesos; COP: Colombian pesos; EUR: Euros; USD: US dollars; BRL: Brazilian real.

23.	FINANCE LEASES
As of December 31, 2017, the Company is part to a contract that qualifies as financial lease agreement with Air Liquide Argentina S.A., being the object of the lease a plant for the provision of industrial gas located in the Company’s plant in San Nicolas, Argentina. This contract does not consider a purchase option of the related asset on its expiry date. The total commitment generated a current finance lease liability of USD 8.0 million and a non-current finance lease liability of USD 69.0 million. The total finance lease liability to be paid on expiry of the lease contract amounts to USD 77.0 million.
The reconciliation of the minimum future payments and the present value of the contract are as follows:

As of December 31, 2017

Commitments in relation to finance leases are payable as follows:
Within one year	8,328
Later than one year but not later than five years	33,312
Later than five years	79,810
Minimum lease payments	121,450
Future finance charges	(44,415)
Total Financial lease liabilities	77,035

The present value of finance lease liabilities is as follows:
Within one year	8,030
Later than one year but not later than five years	27,208
Later than five years	41,797

Total minimum lease payments	77,035
Property, plant and equipment include a net book value of USD 61.4 million in connection with assets leased to the Company under this finance lease. The lease term is 15 years and the amortization period of the related asset is 15 years as well.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016
and for the years ended December 31, 2017, 2016 and 2015

24.	BORROWINGS

	As of December 31,
	2017	2016

(i) Non-current

Bank borrowings	1,724,454	398,851
Less: debt issue costs	(8,117)	(2,109)

	1,716,337	396,742

(ii) Current

Bank borrowings	1,510,820	823,563
Less: debt issue costs	(5,250)	(1,670)

	1,505,570	821,893

Total Borrowings	3,221,907	1,218,635
The maturity of borrowings is as follows:

	Expected Maturity Date
			2020 and	At December 31, (1)
	2018	2019	thereafter	2017	2016

Fixed Rate	1,112,760	13,929	19,942	1,146,631	404,926
Floating Rate	392,810	409,015	1,273,451	2,075,276	813,709

Total	1,505,570	422,944	1,293,393	3,221,907	1,218,635
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
The weighted average interest rates - which incorporate instruments denominated mainly in US dollars and Argentine pesos and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2017	2016

Bank borrowings	4.76%	6.92%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2017 and 2016, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016
and for the years ended December 31, 2017, 2016 and 2015

24.	BORROWINGS (continued)

Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2017	2016

USD	Floating	2,061,106	790,772
USD	Fixed	791,158	141,889
ARS	Floating	2,377	—
ARS	Fixed	328,060	234,576
COP	Floating	11,793	23,520
COP	Fixed	18,500	19,163
GTQ	Fixed	8,913	8,715

		3,221,907	1,218,635
USD: US dollars; ARS: Argentine pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales.
Ternium’s most significant borrowings as of December 31, 2017, were those incurred under Ternium México’s syndicated loan facilities, in order to improve its maturity profile in 2013 and under Tenigal’s syndicated loan facility, in order to finance the construction of its hot-dipped galvanizing mill in Pesquería, Mexico, and under Ternium Investments S.à r.l., in order to finance the acquisition of Ternium Brasil:

			In USD million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2017	Maturity

November 2013	Ternium Mexico	Syndicated loan	800	155	November 2018
Years 2012 and 2013	Tenigal	Syndicated loan	200	125	July 2022
September 2017	Ternium Investments S.à r.l.	Syndicated loan	1,500	1,500	September 2022
The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio and interest coverage ratio). As of December 31, 2017, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016
and for the years ended December 31, 2017, 2016 and 2015

25.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is involved in litigation arising from time to time in the ordinary course of business. The Company recorded a provision for those cases in which there is a probable cash outflow and the outcome can be reliably estimated. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation would be material to Ternium’s consolidated financial position, results of operations or liquidity. For the contingencies related to Ternium Brasil, please refer to note 3 (a).
(i) Tax claims and other contingencies
(a) Companhia Siderúrgica Nacional (CSN) – Tender offer litigation
In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.
On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal by the Superior Court of Justice of the decision issued by the court of appeals. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact. The court of appeals must decide whether CSN’s appeal meets the requirements for submission to the Superior Court of Justice. If declared admissible, the Superior Court of Justice will also review admissibility, and, if also declared admissible, will then render a decision on the merits.
Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

25.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(b) Shareholder claims relating to the October 2014 acquisition of Usiminas shares
On April 14, 2015, the staff of CVM, determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by Nippon Steel & Sumitomo Metal Corporation (NSSMC) and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter. On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in early 2018. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.
(c) Potential Mexican income tax adjustment
In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 58.4 million, including interest and fines.
Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.
(d) Tax claim on Argentine personal assets tax for 2008, 2009 and 2010
On June 28, 2016, Ternium Argentina was notified of a tax assessment by the Argentine tax authorities (AFIP) for allegedly omitted taxes in its capacity as substitute obligor for the personal assets tax for 2008, 2009 and 2010 over the investment held by its shareholder Ternium España S.L.U. In its assessment, AFIP challenged the availability of the benefits contemplated under the double taxation treaty between Argentina and Spain then in effect and required Ternium Argentina to pay taxes and related interest for approximately USD 15.9 million as of such date. On August 4, 2016, Ternium Argentina appealed AFIP’s assessment before the National Tax Court.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

25.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

In March 2017, Ternium decided to include this tax assessment in an official fiscal plan, which condoned part of the related interest and the whole amount in connection with fines. The total payment, which also included the principal and interest for the fiscal periods 2011 and 2012, amounted to USD 12.8 million, extinguishing all the liabilities related to this tax claim.
(ii) Commitments
The following are Ternium’s main off-balance sheet commitments:
(a)Ternium Argentina signed agreements to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2021, for an estimated total amount of USD 844.0 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
- 7% in case the annual operated volume is between 70% and 75% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.
- 15% in case the annual operated volume is lower than 70% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.
(b) Ternium Argentina entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Ternium Argentina. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Ternium Argentina has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 11.4 million and is due to terminate in 2018.
(c) Ternium Argentina has also signed various contracts for the provision of natural gas, assuming firm commitments for a total of USD 18.6 million payable during the 2018 financial year.
(d) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon until 2021, for an aggregate amount of USD 30.9 million, wich is due to terminate in 2032.
(e) On April 24, 2017, Ternium Mexico entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen, S.A. de C.V. for the supply of 699 MW (which represents 78% of Techgen’s capacity) and covers most of Ternium Mexico’s facilities electricity needs. Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), Ternium Mexico has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by Comisión Federal de Electricidad (CFE) or its successors. Ternium Mexico may instruct Techgen to sell to any affiliate of Ternium Mexico, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and Ternium Mexico will benefit from the proceeds of such sale.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

25.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(f) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply of energy to four of Ternium Mexico’s plants. On March 31, 2008, two of those plants were terminated by Iberdrola. The contracted electrical demand as of December 31, 2017, is 51.7 MW. Iberdrola currently supplies approximately 25% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW originally contracted capacity, resulting over time in a total value of USD 83.4 million. In addition, Iberdrola agreed to recognize to Ternium México USD 15.0 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 1 year. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.
(g) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V., and is committed to pay Tractebel for the contracted capacity and for the consumed energy. The monthly payments are calculated considering the capacity charges, operation costs, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 8.8 million and the contract will terminate in April 2018.
(h) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. The total investment commitment of Ternium México and Ferromex was already invested as of December 31, 2017. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200,000 metric tons per month in any six-month period. In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200,000 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.
(i) Ternium México issued a guarantee letter covering up to approximately USD 40.4 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. (GIMSA), under the natural gas trading agreement between GIMSA and Pemex Transformación Industrial (Pemex). The credit line granted by Pemex in connection with this natural gas trading agreement amounted to approximately USD 40.4 million. As of December 31, 2017, the outstanding amount under the natural gas trading agreement was USD 12.8 million, which is below the amount included in the guarantee letter issued by Ternium México.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

25.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(j) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of 2036. As of December 31, 2017, the outstanding value of this commitment was approximately USD 265 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 127 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2017.
(k) Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds were used by Techgen in the construction of the facility. As of December 31, 2017, the outstanding amount under the loan agreement was USD 720 million, as a result the amount guaranteed by Ternium was approximately USD 346 million. The main covenants under the Corporate Guarantee are limitations to the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2017, Techgen and Ternium, as guarantor, were in compliance with all of their covenants.
(l) During 2006, CSA, the predecessor of Ternium Brasil, has entered into a 15-year contract denominated Contrato de comercialização de energia elétrica no ambiente regulado - CCEAR por disponibilidade to provide electric energy to 24 distributors starting on 2011. Under this contract, Ternium Brasil has to provide 200 MW average per year and the price is adjusted by the Brazilian inflation index. The penalty for not delivering the volume of energy of the contract is the difference between the spot price and the unit variable cost (calculated and published by the Agéncia Nacional de Energía Elétrica), calculated per hour.
(m) Ternium Brasil signed an exclusivity agreement with Vale for the purchase of iron ore (pellets, sinter feed and lump ore), which is due to terminate in 2029. The total purchased volume, in accordance with the actual production capacity, is of approximately 8.0 million tons per year. Ternium Brasil has not the obligation to take or pay the mentioned volume and only should pay logistic costs in case of not purchasing the contracted volume.
(n) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. The amount of the entire contract totals USD 190.7 million.
(o) Ternium Brasil also signed on November 2007 a contract with Primetals Technologies Brazil Ltda. for the provision of maintenance services at a central workshop for the entire steel mill complex, including caster maintenance for the steel plant. The amount of the mentioned services totals approximately USD 53.0 million per year and is due to terminate on November 2024. Ternium Brasil is currently using more hours than the minimum quantity of contracted hours.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

25.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(p) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon for an aggregate amount of USD 55.0 millionper year to satisfy the requirements up to January 2029. The contract has minimum daily-required volumes.
(q) Ternium Brasil signed on January 2015 a contract with Companhia Distribuidora de Gás do Rio de Janeiro for the supply of natural gas. This agreement is due to terminate on December 2019 and it totals an aggregate amount of USD 33.9 million per year or 61.3 million m3 per year. Ternium Brasil is currently purchasing more than the minimum volume required by the contract, which is 85% of the volume mentioned before.
(iii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2017, this reserve reached the above-mentioned threshold.
As of December 31, 2017, Ternium may pay dividends up to USD 3.1 billion in accordance with Luxembourg law and regulations.
Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2017

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Reserve for own shares	59,600
Accumulated profit at January 1, 2017	3,135,868
Loss for the year	(32,012)

Total shareholders' equity under Luxembourg GAAP	6,782,795

26.	RELATED PARTY TRANSACTIONS
As of December 31, 2017, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
For commitments with Related parties, see note 25.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

26.	RELATED PARTY TRANSACTIONS (continued)

The following transactions were carried out with related parties:

	Year ended December 31,
	2017	2016	2015

(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	453,551	—	—
Sales of goods to other related parties	164,694	29,480	103,686
Sales of services and others to non-consolidated parties	177	737	1,590
Sales of services and others to other related parties	660	654	1,153

	619,082	30,871	106,429
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	404,891	144,673	163,782
Purchases of goods from other related parties	57,941	58,929	48,150
Purchases of services and others from non-consolidated parties	13,126	12,836	14,993
Purchases of services and others from other related parties	111,439	126,859	128,618

	587,397	343,297	355,543
(c) Financial results
Income with non-consolidated parties	7,611	3,507	17

	7,611	3,507	17
(d) Dividends received
Dividends received from non-consolidated parties	3,360	183	—

	3,360	183	—
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	2,723	1,660	3,667
Income (expenses), net with other related parties	247	712	706

	2,970	2,372	4,373

	As of December 31,
	2017	2016

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	223,847	103,333
Receivables from other related parties	29,033	7,043
Advances to suppliers with other related parties	3,255	283
Payables to non-consolidated parties	(24,570)	(25,889)
Payables to other related parties	(21,547)	(26,313)

	210,018	58,457
(iii) Officers and Directors’ compensation
During the year ended December 31, 2017 the cash compensation of Officers and Directors amounted to USD 23,031 (USD 12,461 for the year ended December 31, 2016). In addition, Officers received 828.000 Units for a total amount of USD 2,069 (USD 1,818 for the year ended December 31, 2016) in connection with the incentive retention program mentioned in note 4 (o)(3).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

27.	OTHER REQUIRED DISCLOSURES

(a)	Statement of comprehensive income

	Cash flow hedges			Currency translation
	Gross amount	Income tax	Total	adjustment

At December 31, 2015	(566)	170	(396)	(3,064,838)

(Decrease) / Increase	(179)	54	(125)	(87,807)
Reclassification to income statement	820	(246)	574	—

At December 31, 2016	75	(22)	53	(3,152,645)

(Decrease) / Increase	363	3	366	(104,393)
Reclassification to income statement	372	(110)	262	—

At December 31, 2017	810	(129)	681	(3,257,038)

(b)	Statement of cash flows

	Year ended December 31,
	2017	2016	2015

(i) Changes in working capital (1)
Inventories	(540,162)	(151,263)	349,662
Receivables and others	(108,257)	488	(16,987)
Trade receivables	(303,114)	(161,670)	142,670
Other liabilities	40,230	89,032	(2,936)
Trade payables	46,333	61,040	36,735

	(864,970)	(162,373)	509,144
(ii) Income tax accrual less payments
Tax accrued (Note 11)	336,882	411,528	207,320
Taxes paid	(610,325)	(229,196)	(231,252)

	(273,443)	182,332	(23,932)
(iii) Interest accruals less payments
Interest accrued (Note 10)	114,583	89,971	89,489
Interest paid	(95,099)	(77,272)	(83,993)

	19,484	12,699	5,496

(1)	Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

27.	OTHER REQUIRED DISCLOSURES (continued)

(c)	Financial debt reconciliation

	Financial debt
	Finance lease liabilities	Short term borrowings	Long term borrowings	Total

As of December 31, 2015	—	(913,786)	(607,237)	(1,521,023)

Cash flows	—	302,648	(34,154)	268,494
Reclassifications	—	(246,182)	246,182	—
Foreign exchange adjustments	—	(17,245)	(1,591)	(18,836)
Other non cash movements	—	52,672	58	52,730

As of December 31, 2016	—	(821,893)	(396,742)	(1,218,635)

Cash flows	364	(540,918)	(1,511,860)	(2,052,414)
Reclassifications	—	(192,547)	192,547	—
Acquisitions - finance leases	(76,879)	—	—	(76,879)
Foreign exchange adjustments	(14,949)	(32,574)	(371)	(47,894)
Other non cash movements	14,429	82,362	89	96,880

As of December 31, 2017	(77,035)	(1,505,570)	(1,716,337)	(3,298,942)

28.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
The following amendments, standards and interpretations have been applied on the year starting January 1, 2017:

–	Recognition of Deferred Tax Assets for Unrealized Losses - Amendments to IAS 12.

–	Disclosure initiative - amendments to IAS 7.

–	Annual Improvements to IFRS Standards 2014-2016 Cycle.

These amendments did not impact significantly the Company’s consolidated financial statements.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2017 and have not been early adopted:

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

The Company’s management has reviewed its financial assets and liabilities and is not expecting a material impact from the adoption of the new standard on January 1, 2018.

The new hedge accounting rules will align the accounting for hedging instruments more closely with the Company’s risk management practices. As a general rule, it is probable that some hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. The Company has confirmed that its current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

28.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at FVOCI, trade receivables, loan commitments and certain financial guarantee contracts. Based on the assessments undertaken to date, the Company does not expect a material impact in the loss allowance for trade receivables.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Company’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

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

The Company's management has assessed the effects of applying the new standard on the Company’s financial statements and has not identified any material impact in the application of the new standard.

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

Other standards and interpretations non-significant for the Company’s financial statements:

–	Amendments to IAS 12 - Recognition of Deferred Tax Assets for Unrealized Losses

–	Amendment to IFRS 2 - Classification and Measurement of Share-based Payment Transactions

–	Transfers of Investment Property - Amendments to IAS 40

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

29.	FINANCIAL RISK MANAGEMENT

1)	Financial risk factors
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
The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2017. These balances include intercompany positions where the intervening parties have different functional currencies.

	Functional currency
USD million Exposure to	USD	ARS

US dollar (USD)	—	(102)
EU euro (EUR)	14	(5)
Argentine peso (ARS)	—	—
Mexican peso (MXN)	(434)	—
Brazilian real (BRL)	(194)	(3)
Colombian peso (COP)	21	—
Other currencies	(2)	—

TERNIUM S.A
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

29.	FINANCIAL RISK MANAGEMENT (continued)

The main relevant exposures correspond to:
(a)Argentine peso vs. US dollar
The cumulative devaluation for the Argentine peso during 2017 was 14.8%. The devaluation generated a negative effect of USD 97 million, included as currency translation adjustment in Other comprehensive income in connection with the valuation of Ternium's Argentine subsidiaries’ equities (mainly Ternium Argentina S.A.), and a loss of USD 47 million, included as net foreign exchange results in the Income Statement.
If the Argentine peso had weakened by 1% against the US dollar, it would have generated a pre-tax loss of USD 1.1 million as of December 31, 2017, and a pre-tax loss of USD 0.7 million as of December 31, 2016.
(b)Mexican peso vs. US dollar
If the Mexican peso had weakened by1% against the US dollar, it would have generated a pre-tax gain of USD 4.3 million and USD 5.5 million as of December 31, 2017 and 2016, respectively.

(c)Colombian peso vs. US dollar
If the Colombian peso had weakened by 1% against the US dollar, it would have generated a pre-tax loss of USD 0.2 million and a pre-tax gain of USD 0.1 million as of December 31, 2017 and 2016, respectively.

(d)     Brazilian real vs. US dollar
If the Brazilian real had weakened by 1% against the US dollar, it would have generated a pre-tax gain of USD 1.9 million as of December 31, 2017.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 4.9 million higher (USD 4.9 million higher as of December 31, 2016), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, trade payables, borrowings and other liabilities.
Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 1.2 billion, the currency translation adjustment included in total equity would have been USD 11.9 million lower (USD 10.4 million lower as of December 31, 2016), arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real.
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

TERNIUM S.A
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

29.	FINANCIAL RISK MANAGEMENT (continued)

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 4.76% and 6.92% for 2017 and 2016, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2017 and 2016, respectively.
Ternium’s total variable interest rate debt amounted to USD 2,075 million (64.4% of total borrowings) at December 31, 2017 and USD 814 million (66.8% of total borrowings) at December 31, 2016.
If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2017, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2017 would have been USD 20.5 million lower (USD 13.5 million lower as of December 31, 2016).
1.2) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.
Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 75.7% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2017, in comparison with approximately 65.7% as of December 31, 2016.
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
As of December 31, 2017, trade receivables total USD 1,011.4 million (USD 635.0 million as of December 31, 2016). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 2.6 million (USD 2.4 million as of December 31, 2016), credit insurance of USD 380.0 million (USD 326.9 million as of December 31, 2016) and other guarantees of USD 15.0 million (USD 7.6 million as of December 31, 2016).
As of December 31, 2017, trade receivables of USD 910.7 million (USD 571.9 million as of December 31, 2016) were fully performing.

TERNIUM S.A
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

29.	FINANCIAL RISK MANAGEMENT (continued)

As of December 31, 2017, trade receivables of USD 117.3 million (USD 69.1 million as of December 31, 2016) were past due (mainly up to 180 days).
The amount of the allowance for doubtful accounts was USD 16.5 million as of December 31, 2017 (USD 6.0 million as of December 31, 2016).
The carrying amounts of the Company’s trade and other receivables as of December 31, 2017, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	971
EU euro (EUR)	27
Argentine peso (ARS)	53
Mexican peso (MXN)	163
Brazilian real (BRL)	760
Colombian peso (COP)	76
Other currencies	1

2,051
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

USD million	2018	2019	2020	2021	Thereafter
Borrowings	1,506	423	430	411	452
Interests to be accrued (1)	76	45	32	20	10
Trade payables and other liabilities	909	22	15	14	16
Total	2,491	490	477	445	478
(1) These amounts do not include the effect of derivative financial instruments.
As of December 31, 2017, total borrowings less cash and cash equivalents and other current and non-current investments amounted to USD 2,748.3 million.

1.4)	Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.36 and 0.19 as of December 31, 2017 and 2016, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

29.	FINANCIAL RISK MANAGEMENT (continued)

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

As of December 31, 2017 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Held to maturity	Total

(i) Assets as per statement of financial position
Receivables	488,718	—	—	488,718
Derivative financial instruments	—	2,304	—	2,304
Trade receivables	1,011,430	—	—	1,011,430
Other investments	30,231	99,505	6,129	135,865
Cash and cash equivalents	101,444	236,335	—	337,779

Total	1,631,823	338,144	6,129	1,976,096

As of December 31, 2017 (in USD thousands)	Derivatives	Other financial liabilities	Held to maturity	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	116,549	—	116,549
Trade payables	—	860,767	—	860,767
Derivative financial instruments	6,001	—	—	6,001
Finance lease liabilities	—	77,035	—	77,035
Borrowings	—	3,221,907	—	3,221,907

Total	6,001	4,276,258	—	4,282,259

As of December 31, 2016 (in thousands)	Loans and receivables	Assets at fair value through profit and loss	Held to maturity	Total

(i) Assets as per statement of financial position
Receivables	127,241	—	—	127,241
Derivative financial instruments	—	316	—	316
Trade receivables	635,015	—	—	635,015
Other investments	52,995	83,117	14,739	150,851
Cash and cash equivalents	83,437	100,026	—	183,463

Total	898,688	183,459	14,739	1,096,886

As of December 31, 2016 (in thousands)	Derivatives	Other financial liabilities	Held to maturity	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	35,107	—	35,107
Trade payables	—	580,941	—	580,941
Derivative financial instruments	287	—	—	287
Borrowings	—	1,218,635	—	1,218,635

Total	287	1,834,683	—	1,834,970

TERNIUM S.A
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

29.	FINANCIAL RISK MANAGEMENT (continued)

Fair Value by Hierarchy
Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

–	Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

–
Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

–	Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).
The following table presents the assets and liabilities that are measured at fair value as of December 31, 2017 and 2016:

	Fair value measurements as of December 31, 2017
	(in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	236,335	236,335	—
Other investments	99,505	99,505	—
Derivative financial instruments	2,304	—	2,304

Total assets	338,144	335,840	2,304

Financial liabilities at fair value through profit or loss
Derivative financial instruments	6,001	—	6,001

Total liabilities	6,001	—	6,001

	Fair value measurements as of December 31, 2016
	(in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	100,026	100,026	—
Other investments	83,117	78,105	5,012
Derivative financial instruments	316	—	316

Total assets	183,459	178,131	5,328

Financial liabilities at fair value through profit or loss
Derivative financial instruments	287	—	287

Total liabilities	287	—	287

TERNIUM S.A
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

29.	FINANCIAL RISK MANAGEMENT (continued)

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.
The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current mid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.
The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Ternium values its assets and liabilities included in this level using mid prices, interest rate curves, broker quotations, current exchange rates and forward rates volatilities obtained from market contributors as of the valuation date.
If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

3	Accounting for derivative financial instruments and hedging activities
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

TERNIUM S.A
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

29.	FINANCIAL RISK MANAGEMENT (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2017, the effective portion of designated cash flow hedges amounts to USD 0.7 million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.
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

30.	SUBSEQUENT EVENTS - AGREEMENT REGARDING GOVERNANCE OF USIMINAS

On February 8, 2018, the Company announced that its subsidiary Ternium Investments S.à r.l. had entered into a binding and immediately effective agreement (the “Agreement”) with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”), establishing certain new governance rules for Usiminas as well as certain undertakings for the settlement of legal disputes. The new governance rules for Usiminas include, among others, an alternation mechanism for the nomination of each of the CEO and the Chairman of the Usiminas board of directors, as well as a new mechanism for the nomination of other members of Usiminas’ executive board. In addition, the Agreement incorporates an exit mechanism.

TERNIUM S.A
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

30.	SUBSEQUENT EVENTS - AGREEMENT REGARDING GOVERNANCE OF USIMINAS (Continued)

Under the Agreement, the right to nominate the CEO and the Chairman will alternate between Ternium and NSSMC at a 4-year interval, comprising two consecutive 2-year terms. For the initial four years, Ternium will be entitled to nominate the CEO and NSSMC will be entitled to nominate the Chairman. Initially, Ternium and NSSMC intend to nominate Sergio Leite as Usiminas’ CEO and Ruy Hirschheimer as Usiminas’ Chairman of the Board, respectively. The executive board will be composed of six members, including the CEO and five Vice-Presidents, with Ternium and NSSMC nominating three members each. The Agreement includes an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the existing Usiminas shareholders' agreement after the fourth-and-a-half-year anniversary from the coming election of Usiminas’ executive board in May 2018. Such buy-and-sell procedure would allow either Ternium or NSSMC to purchase all or a majority of the Usiminas shares held by the other party.

Ternium Investments S.à r.l. and its subsidiaries Siderar S.A.I.C. and Prosid Investments, togehter with Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A., are parties to the T/T Group within the Usiminas controlling group. Pursuant to the Agreement, the T/T Group members will use their reasonable best efforts to negotiate and execute an amended and restated Usiminas’ shareholders’ agreement together with the other minority shareholders of the control group, Previdência Usiminas, Metal One Corporation and Mitsubishi Corporation do Brasil S.A., having the same termination date as the existing Usiminas shareholders’ agreement. If any non-affiliated controlling group shareholder for any reason does not enter into the new shareholders agreement on or before April 10, 2018, the T/T Group members will enter into a separate Usiminas’ shareholders’ agreement only among themselves and their affiliates that are shareholders of Usiminas, which will operate as an upper-level agreement in respect of the existing shareholders agreement and will more fully reflect and implement the new governance rules as between them and their affiliates.

Pablo Brizzio
Chief Financial Officer

Item 19. Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Ternium S.A., dated as of May 6, 2015*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***

4.3
Shareholders Agreement, dated April 10, 2018, between Nippon Steel & Sumitomo Metal Corporation, Nippon Usiminas Co., Ltd., Ternium Investments S.à r.l., Confab Industrial S.A., Prosid Investments S.A., Ternium Argentina S.A., Previdência Usiminas, Metal One Corporation and Mitsubishi Corporation do Brasil S.A.

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

Date: April 24, 2018