Form 20-F
period 2020-12-31
Ternium S.A.
filed 2021-03-31
CIK 1342874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

*Ordinary shares of Ternium S.A. are not directly listed for trading but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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
Please send copies of notices and communications from the Securities and Exchange Commission to:

Diego E. Parise Mitrani, Caballero & Ruiz Moreno Abogados Bouchard 680, 12th Floor (C1106ABJ) Buenos Aires, Argentina (54 11) 4590-8600	Patrick S. Brown, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067-1725 (310) 712-6600

CERTAIN DEFINED TERMS
In this annual report, unless otherwise specified or if the context so requires:
•References to the “Company” are exclusively to Ternium S.A., a Luxembourg public limited liability company (société anonyme);
•References to “Ternium,” “we,” “us” or “our” are to Ternium S.A. and its consolidated subsidiaries;
•References to the “Ternium companies” are to the Company’s manufacturing subsidiaries, namely Ternium México S.A. de C.V., or “Ternium Mexico,” a Mexican corporation; Ternium Brasil Ltda., or “Ternium Brasil” (formerly, CSA Siderúrgica do Atlântico Ltda., or CSA), a Brazilian corporation; Ternium Argentina S.A., or “Ternium Argentina”, (formerly Siderar S.A.I.C., or Siderar), an Argentine corporation; Ternium Colombia S.A.S., or “Ternium Colombia”, (formerly Ferrasa S.A.S., or Ferrasa), a Colombian corporation; Ternium del Atlántico S.A.S., or “Ternium del Atlantico”), a Colombian corporation; Ternium Internacional Guatemala S.A., or “Ternium Guatemala,” a Guatemalan corporation; Ternium USA Inc., or “Ternium USA”, a Delaware corporation; Las Encinas S.A. de C.V., or “Las Encinas,” a Mexican corporation; and Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V., or “Consorcio Peña Colorada,” a Mexican corporation, and their respective subsidiaries;
•References to “Tenaris” are to Tenaris S.A., a Luxembourg public limited liability company (société anonyme) and a significant shareholder of the Company;
•References to “San Faustin” are to San Faustin S.A., a Luxembourg corporation and the Company’s indirect controlling shareholder;
•References to “Exiros” are to Exiros B.V., a Dutch corporation, and its subsidiaries under the brand “Exiros”
•References to “Tecpetrol” are to Tecpetrol International S.A., a wholly owned subsidiary of San Faustin;
•References to “Tenigal” are to Tenigal S.R.L. de C.V., a Mexican company, 51% owned by Ternium and 49% owned by Nippon Steel Corporation, or NSC;
•References to “Usiminas” are to Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, a Brazilian corporation in which we own a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of Usiminas’ capital. For further information on our investment in Usiminas, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments-Usiminas” and note 14 to the consolidated financial statements included elsewhere in this annual report;
•References to “ADSs” are to the American Depositary Shares, which are evidenced by American Depositary Receipts, or ADRs;
•References to “finished steel products” when used in connection with production capacity are to finished steel products and semi-finished steel products intended to be sold to third parties;
•References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons;
•References to “billions” are to thousands of millions, or 1,000,000,000; and
•References to “Ternium Investments” are to Ternium Investments S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée), and a wholly owned subsidiary of the Company.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION
Accounting Principles
We prepare the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and adopted by the European Union. IFRS differs in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. Additionally, this annual report includes certain non-IFRS alternative performance measures such as EBITDA, net debt position, net debt over last twelve months EBITDA and free cash flow. See Exhibit 7.2 for more details on these alternative performance measures. We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018.

Currencies
In this annual report, unless otherwise specified or the context otherwise requires:
•“dollars,” “U.S. dollars,” “USD”, “US$” or “$” each refers to the United States of America dollar;
•“Mexican pesos” or “MXN” each refers to the Mexican peso;
•“Argentine pesos” or “ARS” each refers to the Argentine peso; and
•“Brazilian reais” or “BRL” each refers to the Brazilian real.
•“Colombian pesos” or “COP” each refers to the Colombian peso.
On December 31, 2020, the U.S. dollar sell exchange rate in Mexico (as published by Banco de México, the Mexican central bank) was MXN19.91=$1.00; the U.S. dollar sell exchange rate in Brazil (as published by Banco Central do Brasil, the Brazilian central bank) was BRL5.20=$1.00; the U.S. dollar sell exchange rate in Argentina (as published by Banco Central de la República Argentina, the Argentine central bank) was ARS84.15=$1.00; and the U.S. dollar average exchange rate in Colombia (as published by Banco de la República, the Colombian central bank) was COP3,433=$1.00. Those rates may differ from the actual rates used in preparation of the Company’s consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into any of these currencies.
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
We use words such as “aim,” “will continue,” “will likely result,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are based on management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied by those forward-looking statements. These factors include the risks related to our business discussed under Item 3. “Key Information—D. Risk Factors,” and among them, the following:
•uncertainties about the behavior of steel consumers in the markets in which Ternium operates and sells its products;
•changes in the pricing environments in the countries in which Ternium operates;
•the impact in the markets in which Ternium operates of existing and new competitors whose presence may affect Ternium’s customer mix, revenues and profitability;
•increases in the prices of raw materials, other inputs or energy, or other events affecting supply and demand of raw materials, other inputs or energy, such as the events following the collapse of a tailings dam at a mine in Brumadinho, Brazil;
•the economic, political, social and regulatory developments and conditions in the countries in which Ternium owns facilities or other countries which have an impact on Ternium’s business activities or investments;
•inflation or deflation and foreign exchange rates in the countries in which Ternium operates;
•volatility in interest rates;
•the performance of the financial markets globally and in the countries in which Ternium operates;
•the uncertainties associated with the performance of our investment in Usiminas (including those concerning the operating and financial performance of Usiminas and the Brazilian economy in general and the trading price of Usiminas’ ordinary and preferred shares);
•changes in domestic and foreign laws and regulations, including changes relating to tax, trade and foreign exchange matters, or the imposition of tariffs, quotas or other trade barriers;
•regional or general changes in asset valuations;
•uncertainties as to the result of our iron ore exploration activities or the successful exploitation of our mines;
•our ability to successfully implement our business strategy or to grow through acquisitions, greenfield and brownfield projects, joint ventures and other investments;
•effects of global events such as pandemics; and
•other factors or trends affecting the steel and mining industries generally and our financial condition in particular.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses or other occurrences or developments that may affect Ternium’s financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of changes of circumstances or management’s estimates or opinions, new information, future events or otherwise.
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

Selected consolidated income statement data	For the year ended December 31,
In thousand U.S. dollars (except number of shares and per share data)
	2020(1)	2019	2018	2017	2016

Net sales	8,735,435	10,192,818	11,454,807	9,700,296	7,223,975
Cost of sales	(7,099,923)	(8,452,440)	(8,483,328)	(7,403,025)	(5,384,390)

Gross profit	1,635,512	1,740,378	2,971,479	2,297,271	1,839,585
Selling, general and administrative expenses	(762,882)	(897,475)	(876,764)	(824,247)	(687,942)
Other operating income (expenses), net(2)	206,843	21,663	13,656	(16,240)	(9,925)

Operating income	1,079,473	864,566	2,108,371	1,456,784	1,141,718

Finance expense	(46,644)	(88,284)	(131,172)	(114,583)	(89,971)
Finance income	49,421	29,071	21,236	19,408	14,129
Other financial (expenses) income, net	19,554	(39,756)	(69,640)	(69,915)	37,957
Equity in earnings of non-consolidated companies	57,555	60,967	102,772	68,115	14,624

Profit before income tax expense	1,159,359	826,564	2,031,567	1,359,809	1,118,457
Income tax expense	(291,488)	(196,519)	(369,435)	(336,882)	(411,528)

Profit for the year	867,871	630,045	1,662,132	1,022,927	706,929

Attributable to:
Owners of the parent	778,468	564,269	1,506,647	886,219	595,644
Non-controlling interest	89,403	65,776	155,485	136,708	111,285

Profit for the year	867,871	630,045	1,662,132	1,022,927	706,929

Depreciation and amortization	631,051	661,112	589,299	474,299	406,890
Weighted average number of shares outstanding (3)	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic earnings per share ($)(4)(5)	0.40	0.29	0.77	0.45	0.30
Basic earnings per ADS ($)(4)(5)	3.97	2.87	7.67	4.51	3.03
Dividends paid per share ($)	n/a	—	0.12	0.11	0.10
Dividends paid per ADS ($)	n/a	—	1.20	1.10	1.00

(1)The functional currency of Ternium's subsidiary Ternium Argentina has changed from the Argentine Peso to the US dollar. This change is prospective from January 1, 2020, and does not affect the balances at December 31, 2019, 2018, 2017 and 2016, nor results or cash flows for the years then ended.
(2)Other operating income, net, in 2020 included a $186.0 million non-cash gain related to the derecognition of a contingency on ICMS tax benefits at Ternium Brasil (imposto sobre circulação de mercadorias e prestação de serviços). For more information see Item 8 “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Outstanding Legal Proceedings—ICMS deferral tax benefit – Action of Unconstitutionality.”
(3)Of the 2,004,743,442 shares issued as of December 31, 2020, the Company held 41,666,666 that were repurchased from Usiminas on February 15, 2011. Such shares were not considered outstanding for purposes of the calculation of the weighted average number of shares.
(4)International Accounting Standard N° 1 (IAS 1) (revised) requires that income for the year as shown in the income statement include the portion attributable to non-controlling interest. Basic earnings per share and basic earnings per ADS, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.
(5)Diluted earnings per share and per ADS (expressed in $ per share or ADS) equals basic earnings per share or ADS, respectively.

Selected consolidated balance sheet data	At December 31,
In thousand U.S. dollars (except number of shares and per share data)
	2020(1)	2019	2018	2017	2016

Non-current assets	8,289,460	8,757,320	8,121,824	7,727,283	5,622,556
Property, plant and equipment, net	6,504,681	6,539,581	5,817,609	5,349,753	4,135,977
Other non-current assets(2)(3)	1,784,779	2,217,739	2,304,215	2,377,530	1,486,579
Current assets	4,566,775	4,178,213	4,426,038	4,395,283	2,700,314
Cash and cash equivalents	537,882	519,965	250,541	337,779	183,463
Other current assets	4,023,927	3,656,150	4,173,348	4,054,741	2,506,603
Non-current assets classified as held for sale	4,966	2,098	2,149	2,763	10,248

Total assets	12,856,235	12,935,533	12,547,862	12,122,566	8,322,870

Capital and reserves attributable to the owners of the parent	7,286,115	6,611,665	6,393,255	5,010,424	4,391,298
Non-controlling interest	1,157,038	1,103,208	1,091,321	842,347	775,295

Non-current liabilities	2,559,485	3,452,535	3,236,756	3,442,521	1,324,785
Borrowings	1,327,289	1,628,892	1,637,101	1,716,337	396,742
Deferred tax liabilities	346,485	403,278	474,431	513,357	609,004
Other non-current liabilities(3)	885,711	1,420,365	1,125,224	1,212,827	319,039
Current liabilities	1,853,597	1,768,125	1,826,530	2,827,274	1,831,492
Borrowings	395,604	559,782	399,856	1,505,570	821,893
Other current liabilities	1,457,993	1,208,343	1,426,674	1,321,704	1,009,599

Total liabilities	4,413,082	5,220,660	5,063,286	6,269,795	3,156,277

Total equity and liabilities	12,856,235	12,935,533	12,547,862	12,122,566	8,322,870

Number of shares	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776
(1)The functional currency of Ternium's subsidiary Ternium Argentina has changed from the Argentine Peso to the US dollar. This change is prospective from January 1, 2020, and does not affect the balances at December 31, 2019, 2018, 2017 and 2016, nor results or cash flows for the years then ended.
(2)Includes goodwill mainly related to the acquisition of the Company's Mexican subsidiaries for a total amount of $662.3 million as of December 31 of each year.
(3)In 2020, the Company recognized a $186.0 million non-cash gain related to the derecognition of a contingency on ICMS tax benefits at Ternium Brasil (imposto sobre circulação de mercadorias e prestação de serviços), including a $380.1 million reduction in other non-current liabilities and a $194.1 million reduction in other non-current assets. For more information see Item 8 “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Outstanding Legal Proceedings—ICMS deferral tax benefit – Action of Unconstitutionality.”

B.    Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on Ternium's business, financial condition and results of operations, which could in turn affect the price of the Company’s shares and ADSs.

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

A novel strain of coronavirus (“COVID-19”) surfaced in China in December 2019, and subsequently spread to the rest of the world in early 2020. The rapid expansion of the virus, the surfacing of new strains of the SARS-CoV-2 virus in several countries, and the containment measures adopted by governmental authorities triggered a severe fall in global economic activity and precipitated an unprecedented worldwide crisis. Global activity levels started to improve during the second half of 2020; however, there remains considerable uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the virus appearing and the vaccination programs yet in their early stages. Although restrictions imposed in connection with the COVID-19 pandemic have been lifted or relaxed in the countries where Ternium operates, it is currently not possible to predict whether such measures will be further relaxed, reinstated or made more stringent. We took prompt action to mitigate the impact of the crisis and to adapt our operations on a country-by-country basis to comply with applicable rules and requirements. Although such measures proved to be successful, if the virus continues to spread and new preventive measures are imposed in the future, our operations could again be affected and adversely impact our results. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations— Fiscal Year Ended December 31, 2020 compared to Fiscal Year Ended December 31, 2019—Overview” in this annual report.

A protracted fall in steel prices would have a material adverse effect on the results of Ternium, as could price volatility.

Steel prices are volatile and are sensitive to trends in steel demand and raw material costs, such as steel scrap, iron ore and metallurgical coal costs. Historically, the length and nature of business cycles affecting steel demand and raw material costs have been unpredictable. For example, U.S. steel prices trended down during most of 2018 and 2019, after peaking during the first half of 2018, as a result of softer steel consumption, increased steel production and, in 2019, lower costs of steel scrap. Steel prices decreased further in 2020 during the early stages of the COVID-19 pandemic reflecting a depression in steel consumption. However, after an initial slump, steel prices increased steadily during the rest of 2020 and reached very high levels in the first quarter of 2021, as the speed of the recovery in steel production and in the production of steelmaking raw materials fell short of steel demand. A fall in steel prices could adversely affect Ternium’s operating results by means of lower revenues and could also lead to inventory write-downs.

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

In addition to economic cycles, the steel industry can also be affected by regional or worldwide production overcapacity. Historically, the steel industry has suffered, especially on downturn cycles, from substantial over-capacity. As a result of a slowdown in steel demand growth and a protracted increase in steel production capacity in the last decade, there are signs of over-capacity in all steel markets, particularly in China, which impacted the profitability of the steel industry and Ternium. Currently, global steel production capacity exceeds global steel demand, which has affected, and could affect again in the future, global steel prices. Moreover, there are several new steel making and steel processing facilities under construction or with announced construction both in Mexico and the United States, which could contribute to a significant increase in excess steel production capacity in North America in the coming years. For further information on Ternium’s competition in the Mexican market see Item 4. “Information on the Company—B. Business Overview—Competition —Steel—Mexico”.

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

China is the largest steel producing country in the world, accounting for approximately 60% of worldwide steel production, and Chinese exports of steel products, including exports to Europe, the United States and Mexico, were subject to the imposition of antidumping and countervailing duties and other trade measures. A decrease in steel consumption in China in the future, including as a result of new waves of COVID-19 infections, could stimulate aggressive Chinese steel export offers, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those in which Ternium operates. Similarly, a downturn in global or regional economic activity could stimulate unfair steel trade practices and, accordingly, may adversely affect Ternium's business and results of operations. For further information, see Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations".

Sales may fall as a result of fluctuations in industry inventory levels.

Inventory levels of steel products held by companies that purchase Ternium’s products can vary significantly from period to period. These fluctuations can temporarily affect the demand for, and price of, Ternium’s products, as customers draw from existing inventory during periods of low investment in construction and other industry sectors that purchase Ternium’s products and accumulate inventory during periods of high investment and, as a result, such companies may not purchase additional steel products or maintain their regular purchasing volume. Accordingly, Ternium may not be able to increase or maintain its levels of sales volumes or prices.

Intense competition could cause Ternium to lose its share in certain markets and adversely affect its revenues.

The market for Ternium’s steel products is highly competitive, particularly with respect to price, quality and service. In both global and regional markets, Ternium competes against other global and local producers of steel products, which in some cases have greater financial and operating resources, or direct and indirect governmental support. Competition from such steel producers could result in declining margins and reductions in shipments. Ternium’s competitors could use their resources in a variety of ways that may affect Ternium negatively, including by making additional acquisitions, implementing modernization programs, expanding their production capacity, investing more aggressively in product development, and displacing demand for Ternium’s products in certain markets. To the extent that these producers become more efficient, Ternium could confront stronger competition and could fail to preserve its current share of the relevant geographic or product markets. In addition, there has been a trend in the past toward steel industry consolidation among Ternium’s competitors, and current competitors in the steel market could become larger competitors in the future. For further information on Ternium's competitors and their investments, see Item 4. “Information on the Company—B. Business Overview—Competition.”

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

Like other manufacturers of steel-related products, Ternium’s operations require substantial amounts of raw materials, energy and other inputs from domestic and foreign suppliers. In particular, the Ternium companies consume large quantities of iron ore, metallurgical coal, slabs, scrap, ferroalloys, natural gas, electricity, oxygen and other gases in operating their blast and electric arc furnaces. The prices of these raw materials, energy and other inputs can be volatile. Also, the availability and price of a significant portion of such raw materials, energy and other inputs used in

Ternium’s operations are subject to market conditions, government regulations or other events affecting supply and demand, including wars, natural disasters and public health epidemics. For example, strong iron ore demand from Chinese steel producers coupled with certain supply restrictions, due to the COVID-19 pandemic and the wet season in Australia among other factors, contributed to a recent surge in iron ore prices in the international markets. In Argentina, shortages of natural gas in the past resulted in supply restrictions that, if repeated in the future, could lead to higher costs of production or production cutbacks at Ternium’s facilities in Argentina. Extreme weather conditions in the southern United States and northern Mexico disrupted the stable provision of natural gas and energy in these markets, negatively affecting production in the first quarter of 2021 for approximately 80,000 tons. In addition, in the past, Ternium has usually been able to procure sufficient supplies of raw materials, energy and other inputs to meet its production needs; however, it could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of principal inputs to the Ternium companies (including as a result of strikes, lockouts, trade restrictions, accidents or natural disasters, worldwide price fluctuations, the availability and cost of transportation, global epidemics such as COVID-19 or other problems) would result in lost sales and would have a material adverse effect on Ternium’s business and results of operations. For further information related to effects of global events see Item 3. “Key Information —D. Risk Factors—Risks Relating to the Steel Industry - A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel and would have a material adverse effect on the steel industry and Ternium". For further information related to raw materials, energy and other inputs requirements see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”

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

A key element of Ternium’s business strategy is to identify and pursue growth-enhancing opportunities. As part of that strategy, Ternium regularly considers acquisitions, greenfield and brownfield projects and other significant investments. However, any growth project will depend on market and financing conditions. Ternium must necessarily base any assessment of potential acquisitions or other investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Furthermore, Ternium may fail to find suitable acquisition targets or fail to consummate its acquisitions under favorable conditions. Ternium grew through several acquisitions, particularly in Mexico. Ternium’s most recent acquisition was that of Ternium Brasil, a Brazilian steel slab producer, in 2017. Ternium also formed, together with Nippon Steel Corporation, or NSC, Tenigal, a company that manufactures and sells hot-dip galvanized and galvannealed steel sheets for the Mexican automotive market. In 2012, Ternium acquired a participation in the control group of Usiminas, the largest flat steel producer in Brazil, and in 2014 and 2016, Ternium significantly increased its equity investment in Usiminas.

Ternium's acquisitions or other investments may not perform in accordance with its expectations and could have an adverse impact on its operations and profits. Furthermore, Ternium may be unable to successfully integrate any acquired businesses into its operations, realize expected synergies or accomplish the business objectives that were foreseen at the time of deciding any such investment. Moreover, Ternium may also acquire, as part of future acquisitions, assets unrelated to its business, and it may not be able to integrate them or sell them under favorable terms and conditions. These risks, and the fact that the integration of any acquired businesses would require a significant amount of time and resources from Ternium’s management and employees, could have an adverse impact on Ternium’s ongoing business and a material adverse effect on its business, financial condition and results of operations.

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

As of December 31, 2020, goodwill in connection with the Company's Mexican subsidiaries amounted to $662.3 million and the carrying value of our investment in non-consolidated companies, mainly related to its investment in Usiminas, amounted to $471.3 million. If Ternium’s management determines in the future that the goodwill from its acquisitions or its investments in non-consolidated companies are impaired, Ternium will be required to recognize a non-cash charge against earnings, which could materially adversely affect Ternium’s results of operations and net worth.

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

Since 2012, Ternium is a member of the control group of Usiminas, the largest flat steel producer in Brazil. In 2014, a conflict arose within the Usiminas control group and its board with respect to the governance of Usiminas, including with respect to the rules applicable to the appointment of senior managers, the application of the shareholders’ agreement in matters involving fiduciary duties, and the company’s strategy. Such conflict was resolved by an agreement between Ternium, NSC and Usiminas’ employee pension fund (Previdência Usiminas, formerly known as Caixa do Empregados do Usiminas), providing for new governance rules for Usiminas. Under the new Usiminas shareholders’ agreement, no control group member can, without the consent of other shareholder group or groups, implement any change to Usiminas’ strategy or business practices. If the parties fail to reach consensus, changes at Usiminas that may be necessary to achieve sustainable profitability may not take place or may fail to be implemented. For further information related to the conflict within the Usiminas control group and the agreement between Ternium, NSC and Previdencia Usiminas on governance rules for Usiminas, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas”.

The Company reviews periodically the recoverability of its investment in Usiminas, and as of December 31, 2012, September 30, 2014, and December 31, 2015, Ternium wrote down its investment in Usiminas by $275.3 million, $739.8 million and $191.9 million, respectively. As of December 31, 2020, the carrying value of Ternium’s investment in Usiminas was $422.9 million and Ternium’s ownership stake had a market value of approximately $756.3 million. The Company reviews the economic policies of Brazil and market expectations relating to the BRL/$ exchange rate on an ongoing basis and will continue to evaluate their impact on the drivers used to calculate the value in use of Ternium’s investment in Usiminas. These matters could lead to further changes in the carrying value of Ternium’s investment in Usiminas, either through currency translation adjustments, impairment charges or recoveries of impairment charges. Any further write-downs to Ternium’s investment in Usiminas could have a material adverse effect on Ternium’s results of operations or net worth.

If Ternium does not comply with laws and regulations designed to combat governmental corruption in countries in which it sells its products, Ternium could become subject to fines, penalties or other sanctions and its sales and profitability could suffer.

Ternium conducts business in certain countries known to experience governmental corruption. Although Ternium is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and other anti-corruption laws adopted by the main countries in which Ternium operates (including Argentina, Mexico and Brazil), which impose strict criminal liability on companies for corrupt practices undertaken by their employees or representatives.

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

The operations of the Ternium companies expose them to the effects of changes in foreign currency exchange rates and changes in foreign exchange regulations. A significant portion of Ternium’s sales is carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact the Ternium companies’ results and net worth as reported in their income statements, statements of comprehensive income and statements of financial position in the form of both translation risk and transaction risk. In the ordinary course of business, the Ternium companies may see fit to enter from time to time into exchange rate derivatives agreements to manage their exposure to exchange rate changes. Future regulatory or financial restrictions in the countries where Ternium operates may reduce its ability to manage its exposure to exchange rate fluctuations, and thus could cause an adverse impact on Ternium’s results of operations, financial condition or cash flows. For information concerning the effect of the changes in exchange rates on Ternium’s business and results, see Item 5. “Operating and Financial Review and Prospects—Overview”.

Cyberattacks could have a material adverse impact on Ternium's business and results of operation.

Ternium relies heavily on information systems to conduct its business. Although Ternium devotes significant resources to protect its systems and data, from time to time it experiences varying degrees of cyber incidents in the normal conduct of its business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, spoofing and/or cyberattacks. These threats often arise from numerous sources, not all of which are within Ternium's control, such as fraud or malice from third parties, including fraud involving business email, failures of computer servers or other accidental technological failure, electrical or telecommunication outages or other damage to its property or assets. Cyber-attack attempts, such as ransomware, phishing, spoofing and whaling, increased in 2020 in the context of the COVID-19 pandemic, due to a significant expansion of remote work practices among Ternium’s employees, its customers and suppliers. In this context, we deployed additional controls to upgrade monitoring, detection and response capabilities against hacking, malware infection, cybersecurity compromise and other risks. For example, in September 2020, we detected a cyber-attack attempt, aimed at encrypting our data, by intruders who tried to exploit a vulnerability in a device that allows remote access to certain users. The prevention systems detected this attempt, and we took prompt action to block the intruders before they could infect our servers. Ternium’s operations were not affected and no information was compromised. Although the actions adopted proved to be successful in stopping the attempted attack, had the attack been successful, it would have probably resulted in ransomware and could have disrupted our operations. Following this cyber-attack attempt, we reinforced our cybersecurity protection system by strengthening internal network segmentation, restricting access to systems by user, upgrading intrusion detection tools and antivirus software, reviewing and adjusting system updating processes, shielding passwords for accounts with privileged access to certain Microsoft Windows platforms, enhancing monitoring tools, and launching an awareness campaign on cybersecurity incidents.

Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems that Ternium has designed to prevent or limit the effects of cyber incidents or attacks and the mitigation actions adopted in connection with such attacks will be sufficient to prevent or detect such incidents or attacks, or to avoid a material adverse impact on its systems when such incidents or attacks do occur. While Ternium attempts to mitigate these risks, it remains vulnerable to additional known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of its systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks.

Extreme weather conditions may adversely impact Ternium’s business.

Extreme weather events, such as hurricanes, cyclones, droughts, floods and fires could affect businesses’ operations, workforce, markets, infrastructure, raw materials and assets. For example, during 2020, iron ore supplies to our operations in Argentina from Brazil's iron ore mines in the Pantanal Region (Mato Grosso do Sul state), which are barged down the Paraguay and Paraná rivers, were disrupted as this waterway achieved one of its lowest stage on record, forcing Ternium Argentina to procure iron ore from alternative sources at higher costs. In addition, during the first quarter of 2021, the provision of natural gas and energy to our operations in Mexico were disrupted by extreme weather conditions in the southern United States and northern Mexico, negatively affecting steel production in the first quarter of 2021 for approximately 80,000 tons. The communities surrounding our main production sites in Argentina, Brazil and Mexico are vulnerable to flooding due to extreme weather events, which could lead to the evacuation of personnel, disruption of our operations and activities or curtailment in our supply chain, resulting in losses and remediation costs, thus negatively affecting our financial condition. In addition, impacts of climate change, such as sea level rise, coastal storm surge, inland flooding from intense rainfall, freeze, and hurricane-strength winds could damage our facilities or disrupt our operations.

Risks Relating To Ternium's Mining Activities

Ternium has equity interests in two iron ore mining companies in Mexico: a 100% interest in Las Encinas and a 50% interest in Consorcio Peña Colorada. Ternium's mining activities are subject to the following risks:

Operational accidents and unexpected natural catastrophes may damage the environment, destroy properties and affect production or cause injuries and death, which would adversely impact Ternium's operations and profitability, and result in material liabilities.

Ternium carries out extractive, processing and logistical operations, including tailings dams, in many geographic locations. Liabilities associated with Ternium's mining activities include those resulting from tailings and sludge disposal, effluent management, iron ore pulp and fines transportation, and rehabilitation of land disturbed during the mining processes. Ternium's operations involve the use, handling, storage, discharge and disposal into the environment of hazardous substances and the use of natural resources. The iron ore mining industry is generally subject to significant risks and hazards, including environmental pollution, such as spilling or emissions of polluting substances or other hazardous materials; operational incidents, such as open-cut pit wall failures, rock falls, tailings dam breaches or incidents from the storage, transportation or use of explosives; transportation incidents, involving mobile equipment or machinery, slurry pipes and cable transportation; and may also be subject to unexpected natural catastrophes. This could result in environmental damage, damage to or destruction of properties and facilities, personal injury or death, and delays in production. For example, in January 2019, a tailings dam at Vale’s Córrego do Feijão mine in Brumadinho, Brazil, collapsed, releasing a mudflow that resulted in hundreds of people dead or missing and the collapse in 2015 of the Samarco dam, operated by Vale and BHP, resulted in the death of 19 people. Ternium operates mines with tailings dams in Mexico and could become subject to liabilities arising from similar incidents in the future.

Over time, Ternium has conducted stability studies of its tailings dams, with the help of consultant companies, using increasingly strict standards for seismic areas and, as a result, has been carrying out several investment projects to reinforce certain dams and has to carry out several more, some of which are in the process of obtaining approval from environmental authorities. Although Ternium believes that, once completed, ongoing and planned investment projects will further mitigate the risk of incidents, it cannot guarantee that failures or breaches will not occur prior to or after the completion of reinforcement works. For further information, see Item 4. “Information on the Company - B. Business Overview - Mining”.

Ternium may also be subject to claims under federal and local laws and regulations for toxic torts, natural resource damages and other damages, as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Claims for damages and reclamation may arise out of current or former conditions at sites that Ternium owns, leases or operates or at inactive sites that Ternium currently owns, leased-land sites and third-party waste disposal sites. Ternium may be held responsible for other sites in the future. Ternium also could be subject to litigation for alleged bodily injuries arising from claimed exposure to hazardous substances allegedly used, released, or disposed of by Ternium. Environmental damages caused by Ternium's operations may result in costs and liabilities that could materially and adversely affect margins, cash flow and profitability. Third-party claims based on environmental or physical damages may exceed the limit of liability of the insurance policies we could have in place.

Required governmental concessions could be subject to changes or termination, permits and rights of use and occupancy could be difficult to obtain or maintain and taxes or royalties applicable to the mining industry could increase, all of which could adversely affect Ternium's mining activities and operating costs.

Ternium's mining activities are subject to specific regulations and depend on concessions and authorizations granted by governmental authorities. Amendments to applicable laws and regulations in Mexico may change the terms pursuant to which Ternium is required to pursue exploration, mining and ore processing activities. Selected mining technologies, new taxes and/or royalties may be imposed on mining activities, leading to unexpected capital expenditures and higher costs.

Iron ore exploration and exploitation concessions as well as water concessions may be revoked if the competent government authorities determine that Ternium does not comply with its obligations under the respective concession terms and agreements. Furthermore, in order to explore or exploit mines, it is necessary to obtain the right of use and occupancy of the land where the mines are situated. Even though government regulations frequently establish provisions intended to facilitate the establishment of such rights, in some cases it may be difficult to reach and maintain agreements with the landowners or such agreements may be excessively onerous. If Ternium is unable to establish use and occupancy rights on acceptable terms, its mining activities may be compromised. In addition, Ternium’s iron ore mining subsidiaries need to obtain, in the normal course of business, permits for the preparation of new iron ore bodies at the mines and for the expansion of tailings deposit capacity. If Ternium is unable to obtain such permits on a timely basis, it may need to alter its mining and/or production plans, which could lead to unexpected capital expenditures and higher costs.

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

Ternium may be subject to increased costs or delays relating to the acquisition of adequate equipment for the exploration and exploitation of ore deposits, or restoration of exhausted mines. Moreover, Ternium may face increasing costs or capital expenditure requirements related to several factors, including changes in environmental regulations, diminished iron ore reserve grades, deeper pits and operational sections of its mines, iron ore deposits within the pit area that are more difficult to locate or extract, additional maintenance works in dams and ponds, and increased energy supply requirements that may be difficult to obtain. Adverse mining conditions and other situations related to the operation of the mine and related facilities during their life cycle, whether permanent or temporary, may lead to a significant increase in projected capital expenditures and costs, as well as affect Ternium's ability to produce the expected quantities of mineral. If this occurs, Ternium's financial condition and expected results of operations may also be negatively affected.

Difficulties in relationships with local communities may adversely affect Ternium's mining activities and results of operations.

Communities or individuals living or owning land near areas where Ternium operates may take actions to oppose and interfere with its mining activities. Even if a community has an agreement in place with Ternium, internal disputes within that community could result in blockades to disrupt Ternium operations or iron ore transportation, or legal proceedings to suspend mining activity. Although Ternium makes significant efforts to maintain good relationships with such communities, actions taken by them (or by interest groups within those communities) may hamper Ternium's ability to conduct its mining activities as planned, request the government to revoke or cancel its concessions or environmental or other permits, prevent Ternium from fulfilling agreements reached with the government, or significantly increase the cost of exploring and/or exploiting the mines, thereby adversely affecting Ternium's business and results of operations.

In the past, Ternium faced actions by certain native or local Mexican communities demanding higher compensation or other benefits, or seeking to stop Ternium's activities. Although attempted legal actions against Ternium did not succeed, Mexican legislation affords judges the power to preemptively suspend environmental or other permits or concessions and take certain other measures to protect the ejidos (land jointly owned by native communities) until the claim is resolved. An adverse legal decision suspending or cancelling permits, or the illegal occupation of facilities, could adversely impact Ternium's mining activities and results of operations.

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

The ability of the Company’s subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the transfer of money to offshore accounts or the payment of dividends, and agreements and commitments of such subsidiaries. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends. For information on exchange controls imposed in Argentina, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which Ternium Operates - Argentina: Argentine exchange controls could prevent Ternium from paying dividends or other amounts from cash generated by Ternium Argentina's operations".

The Company’s ability to pay dividends to shareholders is subject to legal and other requirements and restrictions in effect at the holding company level. For example, the Company may only pay dividends out of net profits, retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg law and regulations. In addition, the Company’s dividend distributions (which are currently imputed to a special tax reserve and are therefore not subject to Luxembourg withholding tax) may be subject to Luxembourg withholding tax if current Luxembourg tax law were to change.

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

The Company does not own 100% of the interests in certain of the Company's subsidiaries. As of February 26, 2021, 26.03% of Ternium Argentina was held by Administración Nacional de la Seguridad Social, or ANSeS, Argentina’s governmental social security agency, and 11.48% was publicly held. ANSeS became a significant shareholder of Ternium Argentina in the last quarter of 2008 as a result of the nationalization of Argentina’s private pension system, which caused assets under administration of Argentina’s private pension funds-including significant interests in publicly traded companies, such as Ternium Argentina, held by such funds-to be transferred to ANSeS. In addition, Ternium holds a 51% ownership interest in Tenigal, and NSC holds the remaining 49%. Ternium also has a participation in the control group of Usiminas. For further information on the Usiminas investment, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas”. The existence of non-controlling interests in these companies could prevent Ternium from taking actions that, while beneficial to Ternium, might not be beneficial to each relevant subsidiary, considered separately. As a result, the Company could be delayed or prevented from completing the Company's strategy or fully maximizing Ternium’s competitive strengths.

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

In the past, Mexico went through various economic and labor reforms such as new labor regulations introduced in 2012 and a comprehensive tax reform adopted in 2014, which resulted in a deferred tax loss of $22.3 million in

Ternium’s 2013 results. More recently, in March 2021, the Mexican Congress approved a new law that significantly reforms the energy market in Mexico. Among other changes, the new law grants priority to Mexico's state-owned electric power generation and distribution company (CFE) over its competitors in the supply of electric power to the Mexican market and mandates a revision of power generation and transaction agreements between CFE and independent electric power suppliers. The law, which remains subject to implementing regulations by the competent authorities, has already been challenged in court by affected players. At this stage, Ternium cannot fully assess the effects of the energy market reform on its operations and the Mexican economy in general and, consequently, on the results of operations and financial conditions of Ternium’s businesses in Mexico. Any additional new changes to Mexican regulations could adversely impact Ternium’s results of operations and net results.

Violence and crime in Mexico could negatively impact Ternium’s business and operations.

In recent years, there has been a significant increase of violent crimes in Mexico, including the Monterrey area in Nuevo León, where Ternium's main facilities are located, and Michoacán, where some of Ternium's mining facilities are placed. Security issues could affect Ternium's day-to-day operations and could also result in an economic slowdown, reducing domestic demand for its products and thereby having an adverse effect on Ternium's business. A deterioration of the security situation could result in significant obstacles or additional costs to the implementation of growth plans in Mexico, including delays in the completion of capital expenditures.

Unexpected changes in trade rules with the United States could adversely impact Ternium's results of operations and net results.

The United States-Mexico-Canada Agreement, or USMCA, became effective in July 2020 replacing the North American Free Trade Agreement (NAFTA). In addition, during 2019 Mexico and the United States agreed to waive a 25% tariff on steel products exported to the United States, which had been imposed during 2018, subject to an agreed premise of continuous monitoring for surges in steel imports and transshipment of non- USMCA material into the United States. Furthermore, in 2019 the United States, Mexico and Canada agreed to modify the definition of "North American steel" (with such amendment becoming effective in July 2027), for purposes of vehicles being awarded preferential treatment under USMCA, restricting the defined term to steel melted and poured within the three countries. Uncertainties about potential new trade conflicts could adversely affect the investment climate and economic activity in Mexico. Moreover, amendments to, or the termination of current terms of trade could adversely and materially affect Ternium’s shipments, results of operations and net worth.

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

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of the country’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved hikes in interest rates, wage and price controls, foreign exchange controls and devaluation, freezing of bank accounts, capital controls and restrictions on imports. If repeated in the future, such governmental policies may adversely affect Ternium's results of operations. The Brazilian government’s policies may also result in increases in tax payments or tariffs, which could adversely affect industry profitability. For example, the Brazilian congress is discussing major changes to the Brazilian tax regime, which, among other things, would replace current federal, state and municipal taxes levied on the trade of good and services with a single national value added tax. Ternium cannot predict whether, if approved, the new tax regime would result in a net tax burden increase for its operations. Any increase in the applicable tax burden or tariffs may make it more difficult for Ternium to maintain its projected cash flow and profitability. The Brazilian economy has been affected by inflation, energy shortages, illiquid lending markets and other political, diplomatic, social and economic developments. Uncertainty over whether the Brazilian government will change policies or regulations affecting these or other factors may contribute to economic instability in Brazil. Ternium's business and results of operations in Brazil could be adversely affected by rapidly changing economic conditions in Brazil or by the Brazilian government’s policy response to such conditions.

Political instability could adversely affect Ternium's business, financial condition and results.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected public and investor confidence, which resulted in economic deceleration. Brazil has experienced heightened economic and political instability derived from various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the Lava Jato investigation, which has had a negative impact on the Brazilian economy and political environment and contributed to a decline in market confidence in Brazil. Ternium cannot predict whether a new political crisis will arise in the future nor its effect on the Brazilian economy and, consequently, on the results of operations and financial conditions of Ternium’s businesses in Brazil.

Inflation may undermine economic growth in Brazil and impact Ternium's costs, thereby adversely affecting its results of operations and financial position.

High levels of inflation have in the past undermined the Brazilian economy and the government’s ability to stimulate economic growth. Although consumer price inflation in Brazil has been moderate in recent years, if inflation were to increase again in the future, Ternium's results of operations and financial position could be negatively impacted, as BRL-denominated costs (mainly labor-related costs) at Ternium Brasil increase, thereby affecting Ternium's cost-competitiveness. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation and hinder access to Brazilian capital markets, which could adversely affect Ternium's business and ability to finance operations and capital expenditures, making it impossible to estimate with reasonable certainty future results of operations of Ternium Brasil.

Argentina

A significant portion of Ternium's sales are made in Argentina through its subsidiary, Ternium Argentina. Most of Ternium Argentina’s sales revenue is affected by market conditions in Argentina and changes in Argentina’s gross domestic product, or GDP, and per capita disposable income. Accordingly, Ternium Argentina’s business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Argentina. For more information on Ternium’s sales in Argentina, see Item 4. “Information on the Company—B. Business Overview —Sales—Southern Region.”

Economic and political instability in Argentina, which on several occasions resulted in economic uncertainties and recession, may adversely affect Ternium's business, financial condition and results.

Ternium's business and results of operations in Argentina depend on macroeconomic conditions, among other factors. Steel shipments to the Argentine domestic market were severely affected in different opportunities over the last decades. This happened with the 2008-2009 downturn in the global economy, in 2016 when the country faced a significant rebalancing of the economy’s relative prices, in 2018-2019 as the economy was affected by a severe downturn resulting from financial market volatility, high interest rates and heightened political uncertainty during the presidential election process, and in 2020 as the economy was affected by the COVID-19 outbreak.

Over the past years, the Argentine economy has been affected and capital investment has declined significantly due to, among other factors, political, economic and financial uncertainties as well as government intervention in, or limitations to, the conduct of business in the private sector and other government measures affecting investor confidence.

The Argentine economy is currently facing significant challenges, including an economic recession that has been exacerbated by the impact of the COVID-19 pandemic and a lockdown and other containment measures, high and unpredictable inflation rates and a high fiscal deficit. An unpredictable development of the COVID-19 pandemic, as well as the measures to contain it, high inflation rates and a high fiscal deficit may affect growth and may cause a drop in demand for Ternium Argentina’s products in the domestic market.

In addition, Argentina is currently undergoing a sovereign debt restructuring process with the International Monetary Fund, or IMF, whose outcome is uncertain. Failure to achieve a successful debt restructuring with the IMF could further adversely affect the country's economy and lessened financial sources could impair Argentina's ability to foster economic growth.

Ternium's business and results of operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina or by the Argentine government’s policy response to such conditions.

Inflation may undermine economic growth in Argentina and impact Ternium's costs, thereby adversely affecting its results of operations and financial position.

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Consumer price inflation in Argentina, as reported by INDEC, the Argentine statistics and census bureau, was 36.1% in 2020, 53.8% in 2019 and 47.6% in 2018. Sustained high inflation in Argentina negatively impacts Ternium's results of operations and financial position, as ARS-denominated costs (mainly labor-related costs) at Ternium Argentina increase, thereby affecting cost-competitiveness and margins. A high inflation economy could undermine Argentina’s foreign competitiveness in international markets and negatively affect economic activity and employment levels. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Ternium Argentina could be affected in the future.

The Argentine government has increased taxes on Argentine companies and could further increase the fiscal burden in the future, which could adversely affect Ternium's results of operations, net results and financial condition.

Since 2018, Argentine companies are allowed to make inflation adjustments on the value of inventories for tax purposes as long as consumer price inflation surpasses certain threshold (a 36-month cumulative inflation rate of 100% up to the close of the relevant fiscal year). As a result of the significant devaluation of the Argentine peso against the U.S. dollar and high inflation rates over the last decade, the real value that Ternium Argentina was permitted to deduct as depreciation for investments in plant, property and equipment and as cost of sales, has materially decreased, thus creating artificial gains for tax purposes which resulted in effective tax rates that are higher than statutory tax rates. In addition, provincial taxes on Ternium Argentina’s sales have increased over the last years. During September 2018, the Argentine government suspended tax rebates and imposed a new general tax on exports of goods. The initial tax rate was 5% with a cap of ARS3 per each U.S. dollar worth of exports, but for the year 2021 this was changed to 3% with no cap. A 2017 tax bill that would have gradually decreased the tax burden on Argentine corporations over a five-year period was suspended for the fiscal years 2020 and 2021. Ternium cannot predict whether any new tax regime or future fiscal reform may result in a net tax burden increase for its operations. If the tax burden on Ternium Argentina’s operations or its shareholders is increased again in the future, Ternium’s results of operations, net results and financial condition could be adversely affected.

Argentine exchange controls could prevent Ternium from paying dividends or other amounts from cash generated by Ternium Argentina’s operations.

In the past, the Argentine authorities took several measures to reduce volatility of the ARS/$ exchange rate, and implemented formal and informal restrictions on capital inflows into Argentina and capital outflows from Argentina. Certain foreign exchange restrictions that had been gradually lifted in December 2015 were reinstated in 2019. The Argentine government tightened controls on the flows of capital by requiring Argentine companies to repatriate export proceeds from sales of goods and services, restricting the purchase of foreign currency for saving purposes, and limiting or conditioning the ability of Argentine companies to access the Argentine foreign exchange market either to purchase foreign currency or to transfer funds abroad (including for the purchase of goods and payment of services and royalties, principal and interest on foreign debt, and dividends). As a result, Ternium Argentina is currently required to repatriate to Argentina all export proceeds (including U.S. dollars received through advance payment and pre-financing facilities) and convert such proceeds into Argentine pesos within the deadlines set forth by applicable central bank regulations. With limited exceptions, prior approval from the Argentine central bank is required to purchase foreign currency for payment of dividends to foreign shareholders and for other payments to affiliates or third parties abroad. Throughout 2020, the Argentine central bank has increased foreign exchange restrictions aimed at limiting the purchase of foreign currency. There is no assurance that the Argentine central bank or other Argentine authority will not tighten exchange controls or impose new foreign exchange restrictions in the future. The existing controls and restrictions, and any others that may be imposed in the future, could expose Ternium to losses resulting from fluctuations in the exchange rate, affect Ternium’s ability to finance its investments and operations in Argentina and impair Ternium Argentina’s ability to make payments to foreign creditors, pay dividends abroad, or fund investments or other activities offshore. Restrictions on the import of key steelmaking inputs for Ternium Argentina’s operations could adversely affect its production and revenues and negatively impact Ternium’s results of operations. For more information on our foreign exchange restrictions in Argentina, see note 30 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

Restrictions on the import of key steelmaking inputs for Ternium Argentina’s operations could adversely affect its production and revenues and negatively impact Ternium’s results of operations.

Some of Ternium Argentina’s key steelmaking inputs, including iron ore and metallurgical coal, are imported into Argentina. In the past, payments on imports of goods and services were subject to prior governmental approval. Although most restrictions on import payments have been lifted, the reinstatement of such restrictions could delay imports and adversely affect Ternium's business, operations and growth projects in Argentina. In addition, Ternium Argentina’s exports could also be affected by import restrictions if third countries adopt counter-trade measures.

Restrictions on supply of energy to Ternium Argentina’s operations could curtail its production and negatively impact Ternium’s results of operations.

In the past, Argentina has suffered from an insufficient level of investment in natural gas and electricity supply and transport capacity, coupled with a substantial increase in demand for natural gas and electricity. This, in turn, resulted in shortages of natural gas and electricity to residential users and, in particular, to industrial users, including Ternium Argentina, during seasons of high demand. Ternium Argentina’s operations experienced constraints in their natural gas supply requirements and interruptions in their electricity supply at peak hours on many occasions. If natural gas and electricity supply and transport capacity fail to cover the demand for natural gas and electricity on a timely basis, Ternium Argentina’s local production (or that of its main customers and suppliers) could be curtailed, and Ternium Argentina’s sales and revenues could decline, which may adversely affect Ternium Argentina’s results of operations. For further information, see “—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, energy and other inputs could adversely affect Ternium’s profitability” above.

Certain Regulatory Risks And Litigation Risks

International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.

International trade-related administrative proceedings, legal actions and restrictions pose a constant risk for Ternium’s international operations and sales throughout the world. Ternium purchases steel products, including significant quantities of steel slabs, from diverse local and foreign suppliers for its operations in Mexico, Colombia and Argentina. The Mexican, Argentine or Colombian governments may impose or increase duties on steel products imports. For example, on June 30, 2020, Mexican authorities were requested to initiate an administrative investigation procedure on imports of steel slabs from Brazil and Russia during the years 2017, 2018 and 2019, on allegations of unfair trade practices. Trade liberalization, mainly through free trade agreements, can reduce certain input costs and increase access to many foreign markets. However, greater trade liberalization in Ternium's domestic markets increases competition in such markets. During the last decade, steel exports surged as a consequence of a global downturn and an economic slowdown in China, and the number of antidumping, countervailing, safeguard measures and other actions limiting trade increased substantially. Accordingly, producers that were restricted from certain markets sought alternative markets for their products. If steel exports were to surge again in the future, Ternium’s domestic market share could be eroded by foreign imports, and increased exports to foreign markets where import barriers have been reduced may not completely offset domestic market share losses resulting from increased foreign competition.

Countries may impose restrictive import duties and other restrictions on imports under various national trade and trade related laws, such as national security, environmental and intellectual property issues. The timing and nature of the imposition of trade-related restrictions potentially affecting Ternium’s exports are unpredictable. Trade restrictions on Ternium’s exports could adversely affect Ternium’s ability to sell products abroad and, as a result, Ternium’s profit margins, financial condition and overall business could suffer. One significant source of trade restrictions is unfair competition that could result in the imposition of “antidumping” and “countervailing” duties, as well as “safeguard measures”. These duties can severely limit or altogether prevent exports to relevant markets. In several of Ternium’s export destinations, such as the United States or Europe, safeguard duties and other protective measures have been imposed against a large number of steel imports such as a 25% tariff on certain steel imports imposed by the United States in 2018. For further information, see Item 4. “Information on the Company-B. Business Overview Regulations-Trade Regulations”.

In addition, certain domestic producers have filed antidumping and/or countervailing duty actions against certain steel imports, including slabs. Some of these actions have led or may lead to restrictions on Ternium’s sales of some types of steel products to certain steel markets and higher costs. Antidumping and/or countervailing duty actions and other government actions are largely unpredictable and additional duties or restrictions could be imposed in the future, limiting Ternium’s sales to and potential growth in those markets, and increasing costs.

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

Climate change legislation and increasing climate regulatory requirements could result in unexpected capital expenditures and costs, negatively affect the Company's reputation and competitiveness, reducing its market share and results of operations, and hampering its ability to access adequate financial resources.

The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. If there is no meaningful progress in lowering emissions in the years ahead, there is an increased likelihood of abrupt policy interventions as governments attempt to meet the goals of the Paris Agreement adopting policy, legal, technology and market changes in the transition to a low-carbon global economy. Although existing carbon pricing mechanisms in Mexico, Argentina and Colombia do not materially limit or penalize Ternium’s greenhouse gas emissions, new carbon pricing mechanisms could be established. In addition, the Brazilian Congress is discussing initiatives to impose carbon emission taxes on industry processes and power generation facilities, which could apply to Ternium's steel production in Brazil. Adoption of new climate change legislation in the countries in which Ternium operates could result in incremental compliance costs and unexpected capital expenditures, and, eventually, affect our competitiveness and reduce our market share and results of operations. In addition, failure to respond to stakeholders’ demand for climate-related measures and environmental standards could harm our reputation, erode stakeholders' support and restrict access to financial resources.

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

As an example of this volatility, from a high closing price of $32.24 on January 15, 2014, the price of the Company's ADSs fell to a low closing price of $10.56 on January 15, 2016. In the 2016-2017 period, the price of the Company's ADSs recovered and reached a high closing price of $42.19 on April 26, 2018, but then fell to a low closing price of $9.84 on March 18, 2020, as the COVID-19 outbreak sent stock market prices sharply down, including the Company's ADSs. Since then, the Company's ADSs recovered to a closing price of $30.71 on February 26, 2021. The trading price of the Company's ADSs could also suffer as a result of developments in emerging markets. Although the Company is organized as a Luxembourg corporation, almost all of its assets and operations are located in Latin America. Financial and securities markets for companies with a substantial portion of their assets and operations in Latin America are, to varying degrees, influenced by political, economic and market conditions in emerging market countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Mexico, Brazil, Argentina and Colombia. See “Risks Relating to the Countries in Which Ternium Operates.”

Holders of shares or ADSs may not have access to as much information about the Company as they would in the case of a U.S. domestic issuer.

There may be less publicly available information about the Company than is regularly published by or about U.S. domestic issuers. Also, corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in other jurisdictions, and U.S. securities regulations applicable to foreign private issuers, such as the Company, differ in certain respects from those applicable to U.S. domestic issuers. Furthermore, IFRS, the accounting standards in accordance with which the Company prepares its consolidated financial statements, differ in certain material aspects from the accounting standards used in the United States.

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

Pursuant to the Luxembourg Company Law, existing shareholders of the Company are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized for a five-year period (ending in June 2025) to waive, limit or suppress such preemptive subscription rights. Notwithstanding the waiver of any preemptive subscription rights, for as long as the shares of the Company are listed on a regulated market, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of existing shareholders, except (i) any issuance of shares for, within, in conjunction with or related to, an initial public offering of the shares of the Company on one or more regulated markets (in one or more instances); (ii) any issuance of shares against a contribution other than in cash; (iii) any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the preemptive subscription rights of the then-existing shareholders shall apply in connection with any issuance of convertible bonds or other instruments convertible into shares of the Company for cash; and (iv) any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries or its affiliates (collectively the "Beneficiaries"), including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit). For further details, see Item 10. “Additional Information—B. Memorandum and Articles of Association”.

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

The Company is a public limited liability company (société anonyme) organized under the laws of Luxembourg, and most of its assets are located in other jurisdictions. Furthermore, most of the Company’s directors and officers reside in other jurisdictions. As a result, investors may not be able to effect service of process upon the Company or its directors or officers. Investors may also not be able to enforce against the Company or its directors or officers in the investors’ domestic courts, judgments predicated upon the civil liability provisions of the domestic laws of the investors’ home countries. Likewise, it may be difficult for investors not domiciled in Luxembourg to bring an original action in a Luxembourg court predicated upon the civil liability provisions of other securities laws, including U.S. federal securities laws, against the Company, its directors or its officers. There is also uncertainty with regard to the enforceability of original actions of civil liabilities predicated upon the civil liability provisions of securities laws, including U.S. federal securities laws, outside the jurisdiction where such judgments have been rendered; and enforceability will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

Item 4.    Information on the Company
Overview
Ternium is Latin America’s leading flat steel producer with an annual crude steel production capacity of 12.4 million tons. It operates in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America through regional manufacturing facilities, service centers and its own distribution network. In addition, Ternium participates in the control group of Usiminas, a leading flat steel company in the Brazilian market. Our customers range from small businesses to large global companies in the automotive, home appliances, heat, ventilation and air conditioning (HVAC), construction, capital goods, container, food and energy industries across the Americas. Ternium’s industrial system has various production technologies that provide a diversified cost structure, based on different types of raw material and energy sources, and a flexible production configuration. The industrial system includes proprietary iron ore mines and processing facilities, steelmaking facilities, finishing facilities, service centers and a broad distribution network to offer slabs, billets, hot-rolled products, cold-rolled products, galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, rebars and wire rods as well as slit and cut-to-length products.
Ternium's innovative culture, industrial expertise and long-term view enable us to continuously achieve new breakthroughs in industrial excellence, competitiveness and customer service. Ternium is the leading supplier of flat steel products in Mexico and Argentina, has a significant position as supplier of steel products in Colombia and in other Latin American countries, and is a competitive player in the international steel market for steel products. Through its network of commercial offices in several countries in Latin America, the United States and Europe, Ternium maintains an international presence that allows it to reach customers outside its local markets, achieves improved effectiveness in the supply of products and in the procurement of semi-finished steel, and maintains a fluent commercial relationship with its customers by providing continuous services and assistance.

Ternium's value proposition aims to achieve profitable operations on a sustainable basis, through a management approach that comprehends the interests of shareholders, employees, customers and suppliers, as well as of the community. We devote significant resources to environment and occupational health and safety matters (EHS), as we believe these are key to our long-term sustainability. We regularly invest in state-of-the-art technologies to reduce our environmental footprint and minimize safety risks. We believe we have developed strong ties to the communities near our operations. We work together with local institutions to enhance the communities' education and welfare. We support small and medium-sized customers and suppliers through our ProPymes program to strengthen the steel value chain in our markets. ProPymes has helped create an industrial network that encourages the professionalization and quest for excellence of SMEs. We believe integrity is also key to Ternium's long term sustainability. Our employees are trained and accountable for ensuring transparency. The Company has established various policies, codes and procedures for this purpose.

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
On January 16, 2012, the Company’s subsidiaries Ternium Investments and Ternium Argentina (together with its wholly-owned subsidiary Prosid Investments S.A., or "Prosid", and the Company’s affiliate, Confab Industrial S.A., a subsidiary of Tenaris, or TenarisConfab), joined the existing control group of Usiminas, a leading steel company in the Brazilian flat steel market, through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively, and formed the so-called Ternium/Tenaris (T/T) Group.
On October 30, 2014, Ternium Investments acquired 51.4 million additional ordinary shares of Usiminas. On April 20, 2016, Ternium Investments subscribed to 7.0 million preferred shares of Usiminas and Ternium Argentina, together with Prosid, subscribed to an aggregate 1.5 million preferred shares of Usiminas. On July 19, 2016, Usiminas’ extraordinary general shareholders’ meeting homologated a capital increase, and Ternium Investments acquired 62.6 million additional ordinary shares, and Ternium Argentina and Prosid acquired an aggregate 13.8 million additional ordinary shares. As a result of these transactions, Ternium, through its subsidiaries Ternium Investments, Ternium Argentina and Prosid, currently owns 242.6 million ordinary shares of Usiminas (representing 34.5% of Usiminas’ ordinary shares) and 8.5 million of Usiminas’ preferred shares (representing 1.6% of Usiminas’ preferred shares), representing, in the aggregate, 20.4% of Usiminas’ share capital. Ternium Investments, Ternium Argentina, Prosid and TenarisConfab are parties to an Usiminas shareholders’ agreement, effective as of April 10, 2018, with NSC, Mitsubishi Corporation do Brasil S.A. and Metal One Corporation (comprising the so-called "NSC Group") and Previdência Usiminas, governing their rights and obligations as shareholders of Usiminas. For further information on our investment in Usiminas, see “—C. Organizational Structure—Other Investments—Usiminas.”
On September 7, 2017, the Company acquired a 100% ownership interest in thyssenkrupp Slab International B.V or tkSI, and its wholly-owned subsidiary CSA from thyssenkrupp AG, or tkAG. Through this investment, Ternium significantly expanded its steel slabs production capacity. As part of this process CSA was renamed Ternium Brasil Ltda. and tkSI was absorbed by the Company's fully-owned subsidiary Ternium Internacional España S.L.
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
•Focus on higher margin value-added products. We intend to continue to shift Ternium’s sales mix toward higher margin value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time delivery and inventory management. For example, Ternium is making progress on the construction of a new hot rolling mill at its facility in Pesquería, Mexico. For further information on Ternium’s capital expenditures, see “—Capital Expenditure Program.”
•Pursue strategic growth opportunities. We have a history of strategically growing our businesses through acquisitions and joint ventures. In addition to pursuing organic growth, we intend to continue to identify and actively pursue growth-enhancing strategic opportunities to consolidate Ternium’s presence in its main markets and expand it to the rest of the Americas, increase its upstream integration, expand its offerings of value-added products, increase its steel production, and increase its distribution capabilities. For example, on September 7, 2017, Ternium acquired a 100% ownership interest in tkSI and its wholly-owned subsidiary CSA from tkAG. CSA (currently Ternium Brasil) is a steel slab producer with a steelmaking facility located in the state of Rio de Janeiro, Brazil, and has an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant. The above-mentioned investment in a new state-of-the-art hot rolling mill in Pesquería, Mexico, which was announced after the addition of the Rio de Janeiro facility to Ternium’s industrial system, constitutes a logical next step: the Rio de Janeiro facility together with the new hot-rolling mill in Pesquería would enable Ternium to expand its product range in Mexico with a broader dimensional offering and the most advanced steel grades, and reduce lead times in the value chain targeting the demanding and innovative automotive industry, as well as the home appliance, HVAC, machinery, energy and construction sectors. In addition, during 2019, the Company commenced operation of its new hot-dip galvanizing and painting lines in Pesquería, adding 350,000 and 120,000 tons of annual production capacity to Ternium's industrial system, respectively, and incorporating the most advanced painting technology to the Mexican steel industry. These facilities provide high-end value-added products for the HVAC and automotive industries. Furthermore, during 2020, Ternium started-up a new reinforcing bar facility in Colombia to integrate its operations and expand its market share in the country's construction sector. For further information on the acquisition of CSA, see “—A. History and Development of the Company—Ternium.” For further information on Ternium’s capital expenditures, see “—Capital Expenditure Program.” For a description of some of the risks associated with Ternium’s growth strategy, see Item 3. “Key Information—D. Risk Factors—Risks Relating to Ternium's Business—Future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.”
•Implement Ternium’s best practices. We believe that the implementation of Ternium’s managerial, commercial and production best practices in acquired and new facilities and businesses should generate benefits and savings.
•Maximize the benefits arising from Ternium’s broad distribution network. We intend to maximize the benefits arising from Ternium’s broad network of distribution, sales and marketing services to reach customers in major steel markets with a comprehensive range of value-added products and services and to continue to expand its customer base and improve its product mix.
•Enhance Ternium’s position as a competitive steel producer. We are focused on improving utilization levels of our plants, increasing efficiency and further reducing production costs through, among other measures, capital investments and further integration of our facilities. In addition, we aim at obtaining better purchase conditions and prices by combining the demand of products and services by both Ternium and Tenaris. We pursue this goal through Exiros, a purchase and sale agency which we own 50% / 50% with Tenaris. Exiros has offices in various countries and is in charge of the procurement of a majority of our purchases of raw materials and other products or services. For further information, see Item 7. “Major Shareholders and Related Party Transactions—B. Related Party Transactions—Purchase Agency Services and Sales of Materials”.
Our Sustainable Approach
Delivering on Ternium’s business strategy is one of the Company’s focus areas to achieve its goals. Ternium’s six value drivers are:
- Delivering on the Company’s business strategy;
- Improving our safety performance;
- Minimizing the Company’s environmental footprint;
- Realizing our people’s full potential;

- Strengthening the Company’s value chain; and
- Helping communities thrive.

Improving our safety performance and minimizing the Company’s environmental footprint. We devote significant resources to environment and occupational health and safety matters (EHS), as we believe they are key to our long-term sustainability. We have standardized EHS management systems. Our employees are well trained in EHS and our management is accountable for EHS performance. Ternium's occupational health and safety system is certified under OHSAS 18001, and its environment and energy system is certified under ISO 14001 and ISO 50001. We regularly invest in state-of-the art technologies to reduce our environmental footprint and minimize safety risks.

We rank occupational health and safety performance as a top priority, with the conviction that all injuries and work-related illnesses should be prevented. Our goals are to prevent all work-related injuries and illnesses and achieve zero accidents, identify and eliminate operational hazards, operate in compliance with established protocols, raise people’s awareness of non-compliance risks, identify and rectify unsafe acts or situations, promote healthy and safe operations in the steel industry value chain and evaluate supplier’s occupational health and safety policies and performance.

The protection of the environment is one of our fundamental values. We seek to achieve the highest standards of environmental and energy performance in order to minimize the environmental footprint of our operations. Our goals are to use natural resources responsibly, minimize consumption of raw materials and minimize waste generation, pursue excellence in environmental performance, preserve water and air quality and maximize the energy efficiency of Ternium’s infrastructure, and protect biodiversity. We continuously incorporate state-of-the-art technologies to reduce our environmental footprint.

As a member of worldsteel, we are signatories of worldsteel's sustainability policy and join its efforts, through our participation in several programs, to reduce carbon dioxide emissions. Based on the worldsteel’s Step Up Program findings, which we joined in 2019, we seek to identify opportunities to improve the efficiency of our operations, mainly related to raw materials usage, energy input, materials yields and maintenance models.

We have adopted a new decarbonization strategy with a medium-term target to reduce Ternium’s carbon dioxide emissions intensity rate by 20% in 2030, compared to its 2018 base rate of 1.7 tons of carbon dioxide per ton of steel. The Company’s strategy to achieve this 2030 reduction target is based upon a multi-faceted approach, including the intensified use of renewable energy at our facilities, increasing the participation of scrap in the metallic mix, increasing carbon capture capacity at our DRI facilities in Mexico, partially replacing coking coal with charcoal at our operations in Brazil and Argentina, developing energy efficiency strategies and prioritizing lower specific-emission steelmaking technologies.

We intend to continue analyzing and developing measures to decarbonize our operations over the longer-term, based upon current and emerging steel-making technologies, prospects for the availability of raw materials and other inputs, renewable energy and required infrastructure, and appropriate government regulations to promote fair trade, among other guiding factors. The Company’s board of directors has nominated its Vice-Chairman, Mr. Daniel Agustín Novegil, to oversee, on a quarterly basis, Ternium’s climate change strategy.

The Company has launched a new environmental investment plan to be developed in seven years in an amount of approximately $460 million. Investment projects will focus mainly on improvements in emissions control, raw material management and water quality control at the primary areas of our operations in Mexico, Brazil and Argentina.

For further information on the environment, see Item 4. “Information on the Company —B. Business Overview — Regulations - Environmental Regulation”.

For a description of some of the risks associated with the environment, health and safety, see Item 3. “Key Information—D. Risk Factors—Extreme weather conditions may adversely impact Ternium’s business - Climate change legislation and increasing climate regulatory requirements could result in unexpected capital expenditures and costs, negatively affect the company's reputation and competitiveness, reducing its market share and results of operations, and hampering its ability to access adequate financial resources - Operational accidents and unexpected natural catastrophes may damage the environment, destroy properties and affect production or cause injuries and death, which would adversely impact Ternium's operations and profitability, and result in material liabilities – and - The cost of complying with environmental regulations and potential environmental and product liabilities may increase Ternium's operating costs and negatively impact Ternium's business, financial condition, results of operations and prospects.”

Realizing our people’s full potential. Ternium has a human resources policy guiding our efforts in managing talent and attracting and retaining motivated employees. Ternium is an equal opportunity employer that embraces diversity in its different forms, including age, gender, nationality, race, ethnicity and creed. We believe that the coexistence of diverse perspectives helps our teams achieve rational solutions to challenges and more effectively and creatively accomplish their goals.

Strengthening the Company’s value chain. We support approximately 1,800 small and medium-sized enterprises (SMEs), customers and suppliers through our ProPymes program to strengthen the steel value chain in our markets. ProPymes provides training, industrial and business consultancy, institutional assistance, commercial support and financial aid. The program plays an active role at universities, business schools, government agencies and industrial associations. ProPymes has helped create an industrial network that encourages the professionalization and quest for excellence of SMEs. ProPymes program institutionalizes the cooperation between Ternium and the Company’s SME customers and suppliers. We work with SMEs to help them reach their potential, enhancing their professional, management and financial capabilities, and helping them participate competitively in both domestic and foreign markets.

Helping communities thrive. We believe that developing strong ties to our communities is also fundamental to Ternium’s long-term sustainability. We are committed to making a difference and strengthening a sense of pride in belonging to the communities where we operate. Our goals are to foster education and to support initiatives that strengthen our communities, such as the funding of health care infrastructure and humanitarian initiatives and promotion of cultural activities. We believe we are having a significant positive impact on Ternium's communities, both from a human perspective as well as in terms of economic development. In recent years, we have concentrated our community action on four main areas: education, culture, volunteer work and health. We work together with local institutions to enhance the communities' education and welfare. We provide scholarships, internships, teachers' training and infrastructure funding. We also organize and fund volunteering programs and health prevention campaigns, and sponsor sports, social and arts events.

For a description of some of the risks associated with communities where Ternium operates, see Item 3. “Key Information—D. Risk Factors— Difficulties in relationships with local communities may adversely affect Ternium's mining activities and results of operations.”

Integrity. In addition to our comprehensive approach to value creation with its six value drivers, we believe integrity is key to Ternium’s long-term sustainability and continuously work on building a corporate culture of transparency. The Company’s board of directors has an audit committee solely composed of independent directors and an internal audit department, which reports to the Chairman of the board of directors and, with respect to internal control over financial reporting, to the audit committee and meets organizational independence and objectivity standards. Ternium has a Business Conduct Compliance Officer reporting to the CEO and a compliance department that oversees, among other things, certifications required under applicable SEC regulation and related party transactions. Our employees are trained and accountable for ensuring transparency. The Company has established various policies, codes and procedures for this purpose. We encourage active participation of all areas, emphasizing the importance of asking for guidance in case of red flags or ambiguous situations. In addition, the company has put in place confidential channels to report alleged breaches of the Code of Conduct and its principles. Ternium implements the necessary actions to avoid retaliation against those who use these channels in good faith.

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
Ternium’s aggregate production capacity of crude steel as of December 31, 2020, calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process, was approximately 12.4 million tons. Ternium’s aggregate production capacity of finished steel products, calculated based on the same criteria as for crude steel production, was approximately 11.7 million tons. Ternium’s aggregate production capacity of iron ore pellets as of December 31, 2020, was 4.0 million tons. Such iron ore products are mainly sold intercompany for the production of steel products by our steel segment.

Steel production facilities, service centers and distribution centers
The assets described in this section are owned by Ternium’s operating subsidiaries. The following table provides an overview, by type of asset, of Ternium’s production capacity as of December 31, 2020:

Production asset	Quantity	Nominal capacity (thousand tons per year)[1]
		Mexico	Brazil	Argentina	Other	Total
Coke Plant	7		1,800	1,040		2,840
Sinter Plant	2		5,700	1,480		7,180
Direct Reduced Iron Plant	3	2,710				2,710
Blast Furnace	4		5,300	3,220		8,520
Electric Arc Furnace	5	4,190			220	4,410
Basic Oxygen Furnace	5		5,200	3,500		8,700
Vacuum Degassing	3	840	3,200	1,200		5,240
AHF Plant	1		3,000			3,000
Thin Slab Continuous Caster	1	2,460				2,460
Slab Continuous Caster	4		5,000	5,630		10,630
Billet Continuous Caster	3	1,640			220	1,860
Hot-rolling Mill (flat products)	4	6,480		2,890		9,370
Skin-Pass Mill	4	2,770		990		3,760
Hot-rolling Mill (long products)	5	1,190			740	1,930
Pickling Line	9	5,390		1,910		7,300
Cold-Rolling Mill (Tandem or Reversing)	9	3,700		1,840		5,540
Electrolytic Cleaning	5	1,940		230		2,170
Annealing Line	5	1,590		1,330		2,920
Temper Mill	7	2,040		2,020		4,060
Tension-Leveling / Inspection Line	10	1,480		1,150		2,630
Electro-Tinplating line	1			160		160
Hot Dip Galvanizing Line	13	2,390		640	370	3,400
Electro-Galvanizing Line	1			110		110
Color-Coating Line	9	810		120	200	1,130
Slitter	32	2,090		500	310	2,900
Cut to length	36	570		1,000	220	1,790
Roll forming Line	34	510		540	230	1,280
Panel Line	4	80				80
Profile Line	15	140		80	110	330
Tube Line	20	520		190	60	770
Wire drawing Lines	12				100	100
Wire Mesh Lines	2				40	40
Rebar Processing Lines[2]	48				190	190

1    In this annual report, annual production capacity is calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.
2    Includes shears, straighteners, stirrup benders and shaping centers.
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
1    “Integrated” refers to a type of steel plant that includes at least steelmaking and hot-rolling facilities.
2    “Downstream” refers to a type of steel plant that includes hot-rolling, cold-rolling and/or steel coating facilities.
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
Ternium is building a new hot-rolling mill in this unit with an expected annual production capacity of 4.4 million tons and a total investment estimated at $1.0 billion. The current plan includes the option to increase the line’s production capacity in the future by an additional 0.4 million tons. The new state-of-the-art facility will target the growing industrial and commercial markets, improving customer service and reducing lead-times. The investment will constitute a significant technological upgrade to the country’s steel production capacity, enabling the expansion of Ternium’s product range to encompass a broader dimensional offering and the most advanced steel grades, with the aim at replacing high-value-added steel imports. For further information on Ternium’s capital expenditures, see “—B. Business Overview—Capital Expenditure Program.”
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

Other Markets. Ternium has 13 steel production and/or processing units in Brazil, Colombia, Central America and the United States, consisting of two integrated steel-making plants (one of which produces flat steel products and the other long steel products); one downstream long steel hot-rolling plant; two downstream flat steel processing plants, comprising coating facilities (one of which includes a steel service center and a steel retail distribution center); and eight steel service centers. In addition, Ternium has twelve steel retail distribution centers aimed at serving customers mainly in the construction sector.
The following table sets forth key items of information regarding Ternium’s principal production locations and production units:

Unit	Country	Type of plant				Location
		Integrated	Downstream	Service Center	Distribution Center
Rio de Janeiro	Brazil	X				Santa Cruz, Rio de Janeiro
Shreveport	USA		X			Shreveport, Louisiana
Manizales Steel	Colombia	X				Manizales, Caldas
Atlántico	Colombia		X			Palmar de Varela, Atlántico
Barranquilla	Colombia			X		Malambo, Atlántico
Bogotá	Colombia			X		Bogotá, Cundinamarca
Cali	Colombia			X		Puerto Tejada, Cauca
Itagüí	Colombia			X		Itaguí, Antioquía
Manizales Services	Colombia			X		Manizales, Caldas
DC Montería	Colombia				X	Montería, Córdoba
DC Bucaramanga	Colombia				X	Bucaramanga, Santander
DC Medellín	Colombia				X	Medellín, Antioquía
Villa Nueva	Guatemala		X	X	X	Villa Nueva, Guatemala
DC Zona 9	Guatemala				X	Guatemala, Guatemala
DC Petapa	Guatemala				X	Guatemala, Guatemala
DC Occidente	Guatemala				X	Mazatenango, Suchitepéquez
DC Petén	Guatemala				X	Petén, Guatemala
DC Huehuetenango	Guatemala				X	Huehuetenango, Guatemala
DC Jutiapa	Guatemala				X	Jutiapa, Guatemala
DC Quetzaltenango	Guatemala				X	Quetzaltenango, Guatemala
DC Cobán	Guatemala				X	Cobán, Alta Verapaz
DC Teculután	Guatemala				X	Teculután, Zacapa
San Salvador	El Salvador			X		San Salvador, San Salvador
Managua	Nicaragua			X		Managua, Managua
San José	Costa Rica			X		San José, Costa Rica
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
Atlántico unit: Located in Atlántico, Colombia, the Atlántico unit is a downstream processing steel mill that produces steel bar and coil for the construction industry. This plant, which started up during November 2020, processes steel billets purchased in the international market.
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
Villa Nueva unit: Located in Guatemala, Guatemala, the Villa Nueva unit produces galvanized sheets for the construction industry and for further processing in other units in Central America. It also has a steel service center that produces slitted, roll-formed and cut-to-length products, and profiles for the construction industry, and a steel retail distribution center. This plant processes hot-rolled, cold-rolled and coated coils received from Ternium Mexico’s units in the Nuevo León area and from the international markets.
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
Mining Production Facilities
Ternium has iron ore production facilities in Mexico. We have a 100% interest in Las Encinas, and a 50% interest in Consorcio Peña Colorada, and conduct our mining activities through these companies. In 2020, we recorded iron ore shipments of 3.8 million tons, of which 3.3 million tons were shipped to Ternium’s steelmaking facilities in Mexico, with the balance destined to third-parties. The following table provides an overview of Ternium’s active mining operations:

Company	Mine	Location	Type of Mine
Las Encinas	Aquila	Aquila, Michoacán	Open pit
Las Encinas	Palomas	Pihuamo and Tecalitlán, Jalisco	Open pit
Consorcio Peña Colorada	Peña Colorada	Minatitlán, Colima	Open pit
In addition, Las Encinas owns two other mines which are substantially exhausted: El Encino and Cerro Nahuatl.
The following table provides an overview, by type of facility, of Ternium’s production capacity as of December 31, 2020:

	Las Encinas		Consorcio Peña Colorada(1)
Production facility	Quantity	Capacity(2)	Quantity	Capacity(2)
Crushing Plant(3)	2	4,500	1	18,000
Concentration Plant(3)	1	3,500	1	16,300
Pelletizing Line	1	1,900	2	4,100
(1)Figures correspond to total capacity. Ternium has a 50% interest in Consorcio Peña Colorada.
(2)In thousands of tons per year. Crushing capacity for Las Encinas includes crushing lines located close to the Aquila and El Encino mines.
(3)The capacity figures for the crushing and concentration plants refer to the plants’ iron ore processing capacity. The plants’ actual iron ore concentrate production depends on the iron ore grade of the processed material.
The following table provides a description of Ternium’s tailings dams as of December 31, 2020:

	Las Encinas			Consorcio Peña Colorada(1)
Dam / section	Cerro Náhuatl	Alzada / 1	Alzada / 2	Guásimas	Arrayanal / 1	Arrayanal / 2
Type of structure	Downstream	Combined(3)	Downstream	Combined(4)	Downstream(5)	Downstream
Status	Closing procedure	Stand by	Operative	Closing procedure	Operative	Operative
Deposits volume(2)	9	11	1	54	17	7
(1)    Figures correspond to total capacity. Ternium has a 50% interest in Consorcio Peña Colorada.
(2)    In million cubic meters.
(3)    Three out of six embankments were built upstream. Ternium has launched a project to reinforce these upstream embankments with downstream support, expected to be completed during 2021.

(4)    The following description reflects the restatement made by Peña Colorada after the completion of stability studies carried out by third-party consultants in late 2019 and early 2020. Out of a total eight embankments, one was built with a combination of downstream and centerline methodologies, one was built as a downstream starter dam and six were built with an upstream methodology. Following those studies, new reinforcements were recommended in order to reduce risks of collapse under the strictest international seismic standards. Ternium has indicated Consorcio Peña Colorada that it supports Consorcio Peña Colorada's efforts to mitigate those risks. Consorcio Peña Colorada is planning to carry out those reinforcements, the completion of which could demand approximately three years subject to the approval of certain permits to be granted by the environmental authorities.

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
Exhausted mines
The El Chilillo open pit mine was operated until 2015. The El Chilillo core reserves were exhausted, the mine’s operations were suspended and the land returned to the owners. Ternium has already completed the requisite restoration works and has filed the applicable report with the environmental authority.
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
The concentration plant is located at the mine in Minatitlán, Colima, and the pelletizing plant is located near the Manzanillo seaport on the Pacific coast in Colima, 50 kilometers from Minatitlán. Consorcio Peña Colorada’s major processing facilities include a primary crusher, two autogenous mill, horizontal and vertical ball mills, several stages of magnetic separation and two pelletizing lines. The concentrate is sent as a pulp through a 45 kilometers-long pipeline from the mine and mineral processing plant in Minatitlán to the pelletizing plant in Manzanillo. Consorcio Peña Colorada has an operational tailings dam in Arrayanal, Colima, and a tailings dam in the process of closure located in Guásimas, Colima, with limited use. In July 2019, a new paste plant was started up near the Arrayanal dam to increase the efficiency and speed of water recovery from the tailings dam. With this new facility, the solid content of tailings increased from 45% up to 68%, freeing space for additional tailings and increasing the stability of the dam. The Peña Colorada mine and the pelletizing plant receive electrical power from CFE. Peña Colorada is doing the preparatory works necessary to extract iron ore from new iron ore bodies at the mine.
Ternium is required to buy from Consorcio Peña Colorada half of the mine’s annual production. For further information, see “—Raw Materials, Slabs, Energy and Other Inputs—Mexico—Iron Ore.” Iron ore concentrate and pellets sold to Ternium are shipped by rail from the mine to Ternium’s facilities in Mexico or exported to third parties through the Manzanillo port.
Iron ore reserves
The table below details Ternium’s estimated proven and probable iron ore reserves as of December 31, 2020. The classification of the iron ore reserve estimates as proven or probable is based on drill hole spacing and reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit. Reserves are reported as Run of Mine (ROM). Tonnage is reported on a wet metric ton basis.

Iron ore reserves(1) as of	December 31, 2020						December 31, 2019
	Proven		Probable		Total		Total
	Million tons	% Fe	Million tons	% Fe	Million tons	% Fe	Million tons	% Fe
Las Encinas(2)	26	39	—	—	26	39	28	38
Peña Colorada(3)	104	22	150	21	254	22	201	22
(1)In Peña Colorada, proven iron ore reserve estimates are based on drill hole spacing ranging from 25m x 25m to 100m x 100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x 50m to 300m x 300m. In Las Encinas, drill hole spacing may be greater.
(2)Includes exclusively the Aquila and the Palomas mines.
(3)Reported figures represent the total reserves at the Peña Colorada mine. Ternium has a 50% interest in Consorcio Peña Colorada.

The table below provides additional information on iron ore production and average estimated mine life.

Operations/Projects	% Ownership	In Operation Since	2020 Run ofMineProduction(Million tons)	2020 Saleable Production (Million tons)(1)	Estimated Mine Life (Years)(2)
Las Encinas(3)	100	1970	3.3	1.8	8
Consorcio Peña Colorada(4)	50	1974	11.5	3.8	18
(1)Saleable production consists of a mix of direct shipped ore (DSO), concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%.
(2)Mine life is derived from the life of mine plans and corresponds to the duration of the mine production scheduled from ore reserve estimates only. The production varies for each operation during the mine life and, as a result, the mine life is not necessarily the total reserve tonnage divided by the 2019 production. Both the Aquila and Palomas mines may extend their life beyond the estimated mine life indicated above as a result of iron resources not yet included as proven or probable reserves.
(3)Includes exclusively the Aquila and Palomas mines.
(4)Reported figures represent the total production of Consorcio Peña Colorada, in which Ternium has a 50% interest.
Changes in iron ore reserve estimates (2020 versus 2019)
Las Encinas’s iron ore reserve estimates as of December 31, 2020 were 26 million tons on a run-of-mine basis (with a 39% average iron grade), decreasing by 2 million tons compared to those recorded as of the end of 2019. The decrease in tonnage was mainly due to the depletion of reserves during 2020, partially offset by the incorporation of new reserves at the Aquila mine. Las Encinas is perfoming exploration activities at the Aquila mine in order to incorporate additional reserves, which are expected to extend its mine life.

Peña Colorada’s iron ore reserve estimates as of December 31, 2020 were 254 million tons on a run-of-mine basis (with a 22% average iron grade), increasing by 53 million tons compared to those recorded as of the end of 2019. The increase in tonnage was principally due to changes in life mine designs and reserve assessments, partially offset by the depletion of reserves during the year.
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
The reserve calculations were prepared in compliance with the requirements of SEC Industry Guide 7, under which:
•Reserves are the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.
•Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches or working or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.
•Probable reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.
The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash forward-looking basis. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Ore reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. Our reserve estimates are of in-

place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see Item 3. “Key Information—D.Risk Factors—Risks Relating to Ternium's Mining Activities—Ternium's reserve estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine in the future or cause Ternium to revise its reserve estimates.”
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
Our tailings dams stability was assessed taking into consideration international standards and seismic design recommendations of CFE's 2015 civil works design manual. In late 2019 and early 2020, Ternium and Consorcio Peña Colorada concluded new stability studies in certain of their non-operative tailings dams in order to proceed to final closure with the strictest standards for seismic areas. Based on those studies, performed by recognized consultant companies, and in order to meet the new more conservative stability standards and mitigate risks, Ternium and Consorcio Peña Colorada are planning to build additional reinforcements in certain stand by and closed tailings dam sections in Alzada and Guasimas, respectively. For a description of risks, see Item 3. “Key Information-D.Risk Factors-Risks Relating to Ternium's Mining Activities-Unexpected natural and operational catastrophes may impact the environment or cause exposure to hazardous substances, adversely impact Ternium's operations and profitability, and result in material liabilities to Ternium."
Property, Plant and Equipment
The table below details Ternium’s mining segment property, plants and equipment value as of December 31, 2020.

In millions of U.S. dollars	Property, Plant and Equipment
Las Encinas	152.5
Consorcio Peña Colorada	246.6
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

Sales
Net Sales
Ternium is organized into two reportable segments: Steel and Mining. The Steel segment includes the sales of steel products and other products like electricity and pig iron. The Mining segment includes the sales of iron ore products, which are primarily consumed internally. We report steel shipments under three geographical regions: Mexico, the Southern Region and Other Markets. For further information on our reportable operating segments and geographical information, see note 4 to the consolidated financial statements included elsewhere in this annual report. Ternium primarily sells its steel products in Latin America and the United States, where it can leverage its strategically located manufacturing facilities to provide specialized products, delivery services to its customers and reduced freight costs. In 2019 the substantial majority of our iron ore production was consumed at Ternium’s steelmaking facilities in Mexico.
Ternium's total consolidated net sales of steel and mining products amounted to $8.7 billion in 2020, $10.2 billion in 2019 and $11.5 billion in 2018. For further information on our net sales of steel and mining products, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations.”

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
The following table shows Ternium’s net sales by reportable operating segment, Steel and Mining, for the years indicated:

In millions of U.S. dollars	For the year ended December 31,
	2020	2019	2018
Mexico	4,568.3	5,326.7	6,134.0
Southern Region	1,761.9	1,696.6	1,933.4
Other Markets	2,171.6	2,866.7	3,023.6
Total steel products net sales	8,501.8	9,890.1	11,091.0
Other products (1)	177.7	296.1	362.4
Total steel segment net sales	8,679.5	10,186.2	11,453.4

Total mining segment net sales	390.5	364.1	282.0

Intersegment eliminations	(334.6)	(357.4)	(280.6)

Total Net Sales	8,735.4	10,192.8	11,454.8
(1)The item “Other products” primarily includes Ternium Brasil’s and Ternium Mexico’s electricity sales.
The following table shows, where applicable, Ternium’s shipment volumes by reportable operating segment, Steel and Mining, for the years indicated:

In thousands of tons	For the year ended December 31,
	2020	2019	2018
Mexico	5,913	6,305	6,545
Southern Region	1,924	1,938	2,301
Other Markets	3,523	4,268	4,105
Total steel products sales volumes	11,360	12,511	12,951

Total mining segment sales volumes	3,797	3,576	3,616
Steel
Mexico
Sales to customers in Mexico accounted for 54% of Ternium’s net sales of steel products during 2020, 54% during 2019 and 55% during 2018. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2020 compared to Fiscal Year Ended December 31, 2019—Net Sales” and “—Fiscal Year Ended December 31, 2019 compared to Fiscal Year Ended December 31, 2018—Net Sales.”
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
Southern Region
Sales to customers in the Southern Region accounted for 21% of Ternium’s net sales of steel products during 2020, 17% during 2019 and 17% during 2018. The vast majority of sales in the Southern Region are made to customers in Argentina. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2020 compared to Fiscal Year Ended December 31, 2019—Net Sales” and “—Fiscal Year Ended December 31, 2019 compared to Fiscal Year Ended December 31, 2018—Net Sales.”
Ternium’s sales in this region are oriented toward the construction and agriculture sectors, the automotive industry, the packaging sector (for food, paints, sprays and petrochemicals), the tube and pipe sector (related to liquids and gas transportation and distribution networks), the capital goods sector and the home appliances sector.
The customer base in the Southern Region consists primarily of independent SME companies and distributors, which in turn process or retail products to their customers in different market sectors. In addition, Ternium serves large industrial customers, such as customers in the automotive industry, which require customized products and services that Ternium can provide through its service centers and finishing facilities.
Ternium’s principal customers in the Southern Region are located near Ternium Argentina’s production facilities in Argentina. Ternium’s net sales in Argentina represent approximately 20% of our total net sales. We also sell a small portion of our production to customers in Bolivia, Chile, Paraguay and Uruguay.
Other Markets
Sales to customers in other markets, which include mainly shipments to the United States, Brazil, Colombia and Central America, accounted for 25% of Ternium’s consolidated net sales of steel products during 2020, 29% during 2019 and 27% during 2018. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2020 compared to Fiscal Year Ended December 31, 2019—Net Sales” and “—Fiscal Year Ended December 31, 2019 compared to Fiscal Year Ended December 31, 2018—Net Sales.”
Following the acquisition of Ternium Brasil and related transactions in September 2017, we started shipping steel slabs to tkAG’s former re-rolling facility in Calvert, Alabama, United States, and to Usiminas in Brazil. For further information on the acquisition of CSA, see “—A. History and Development of the Company—Ternium.”
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
Customers in Colombia are served directly through Ternium Colombia and Ternium del Atlántico. Ternium offers a variety of customized products through its various service centers in the country. Our main local markets are the construction industry and the energy related sectors.
Customers in Central America are served directly through Ternium’s facilities in Guatemala, El Salvador, Nicaragua and Costa Rica. Ternium offers a variety of customized products through its various service and distribution centers in the region. Ternium's main market in Central America is the construction industry.
Mining
Ternium’s shipments of iron ore mainly include those made by Las Encinas and 50% of those made by Consorcio Peña Colorada. Iron ore shipments are destined mainly for internal consumption within Ternium’s Steel segment and surpluses, if any, are destined for the export market. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2020 compared to Fiscal Year Ended December 31, 2019—Net Sales” and “—Fiscal Year Ended December 31, 2019 compared to Fiscal Year Ended December 31, 2018—Net Sales.”

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
Ternium Mexico has a department focused on the development of small and medium-sized companies in Mexico under a program created by the Techint Group, a group of international companies controlled by San Faustin, for the development of its local customers and suppliers named Propymes. The objective of the program is to improve their competitiveness, to increase their exports and to allow them to substitute imports with local products. Approximately 890 companies are part of this program in Mexico, which provides support for industrial, training, and institutional requirements of the participating companies.
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

Propymes was implemented in Argentina in 2002, with the objective of promoting the local industry. Approximately 940 companies are part of this program, which provides support for industrial, training, commercial, financial and institutional requirements of the participating companies.
Other Markets
Following the acquisition of Ternium Brasil and related transactions in September 2017, Ternium started shipping steel slabs to third parties, including tkAG’s former re-rolling facility in Calvert, Alabama, United States, under an agreement to supply a total of 3.5 million tons of slabs through the first half of 2021, and Usiminas in Brazil. For further information on the acquisition of CSA, see “—A. History and Development of the Company—Ternium.”.
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
There has been a trend toward steel industry consolidation among Ternium’s competitors. Below is a summary of the most significant transactions:
•June 2006: Mittal Steel Company, N.V. and Arcelor S.A. merged to create ArcelorMittal, the world’s largest steel company.
•March 2007: Votorantim S.A. acquired Colombia’s Acerias Paz del Rio S.A., or Acerias Paz del Rio.
•April 2007: Tata Steel Limited, or Tata Steel completed the acquisition of Corus Group Plc.
•July 2007: Gerdau Ameristeel Corporation acquired Chaparral Steel Company.
•August 2007: United States Steel Corporation, or US Steel, acquired Stelco Incorporated.

•March 2008 to May 2008: OAO Severstal acquired WCI Steel Incorporated, Esmark Incorporated and a mill located in Sparrows Point (subsequently, during 2011, it divested Sparrows Point, Warren and Wheeling facilities).
•October 2012: Nippon Steel Corporation and Sumitomo Metal Industries Limited merged to form NSC, the world’s second largest steel company at the time.
•February 2014: ArcelorMittal and NSC acquired ThyssenKrupp Steel USA LLC, a steel processor based in Alabama, through a 50/50 joint venture.
•September 2014: AK Steel Holding Corporation and Steel Dynamics Incorporated acquired OAO Severstal’s U.S. Dearborn and Columbus operations, respectively.
•June 2016: Hebei Iron and Steel Group, or HBIS Group, acquired Serbian Zelezara Smederevo steel mill, becoming the world’s third largest steel producer.
•December 2016: Baosteel Group Corporation and Wuhan Iron and Steel Corporation merged to create China Baowu Steel Group Corporation, or Baowu Steel Group, which became the world’s second largest steel producer.
•March 2017: NSC acquired a majority stake in Nisshin Steel Company Limited, a Japanese steel company.
•May 2018: Tata Steel acquired a controlling stake in bankrupt Indian steel company Bhushan Steel Limited.
•November 2018: ArcelorMittal announced the acquisition of a 94.4% ownership interest in Ilva S.p.A.
•October 2019: US Steel completed the acquisition of a 49.9% ownership interest in Big River Steel and in December 2020 exercised the option to acquire the remaining 50.1% of the shares.
•December 2019: ArcerlorMittal and NSC completed the acquisition of Essar Steel India Limited.
•March 2020: Cleveland-Cliffs Inc. completed the acquisition of AK Steel Holding Corporation.
•December 2020: Cleveland-Cliffs Inc. completed the acquisition of substantially all of the operations of ArcelorMittal USA LLC and its subsidiaries, forming the largest flat-rolled steel producer in North America.
•December 2020: Certain shareholders of Grupo Acerero del Norte S.A., or GAN, the controlling shareholder of Altos Hornos de México S.A.B., or AHMSA, entered into an agreement for the sale of 55% of GAN’s shares to Alianza Minero Metalúrgica Internacional S.A. de C.V., a company presumably controlled by other companies and investors, some of which could be competitors of Ternium in the steel market.

Despite this trend, the global steel market remains highly fragmented. In 2019, the most recent year for which statistics are available, the five largest steel producers, ArcelorMittal, China Baowu Group, NSC, HBIS Group and Posco Iron and Steel Company, or Posco, accounted for 18% of total worldwide steel production, compared to 15% for the five largest steel producers in 2000.
Historically, steel prices have exhibited significant volatility. Events that contribute to continuously volatile steel price cycles include spikes and depressions in raw material prices, new steelmaking capacity additions (at a pace higher than steel demand growth), the idling and restart of steelmaking capacity and adverse economic conditions. In the US, for instance, steel prices trended down during most of 2018 and 2019, after peaking during the first half of 2018, as a result of softer steel consumption, increased steel production and, in 2019, lower costs of steel scrap. Steel prices decreased further in 2020 during the early stages of the COVID-19 pandemic reflecting a depression in steel consumption. However, after an initial slump, steel prices increased steadily during the rest of 2020 and reached very high levels in the first quarter of 2021, as the speed of the recovery in steel production and in the production of steelmaking raw materials fell short of steel demand.
Mexico
Ternium competes in the Mexican steel market with domestic, United States and other foreign steel producers. According to the Mexican chamber of the iron and steel industry (Cámara Nacional de la Industria del Hierro y el Acero, or "Canacero"), imports of finished flat steel products into Mexico accounted for approximately 7.6, 8.2 and 8.0 million tons in 2020, 2019 and 2018, respectively.
Our largest Mexican competitor in the flat products market is AHMSA, an integrated steel producer located in Monclova, Coahuila, which produces a wide variety of steel products. AHMSA focuses on low-value-added products such as plate and commercial quality hot-rolled and cold-rolled coils. AHMSA's financial condition has deteriorated, negatively affecting its operations. In December 2020, AHMSA announced that certain shareholders of its parent company, GAN, agreed to sell 55% of GAN’s shares to Alianza Minero Metalúrgica Internacional S.A. de C.V., a company presumably controlled by other companies and investors, some of which could be competitors of Ternium in the steel market. The transaction is subject to certain closing conditions, including clearance by the Mexican antitrust authority. Previously, AHMSA disclosed to the market that GAN had been negotiating a strategic alliance with Grupo Villacero with a focus on AHMSA’s recapitalization. Other competitors, some of which are also customers, with facilities in the country are Galvasid S.A. de C.V. (controlled by Grupo LM), a producer of galvanized coils; Zincacero S.A. de C.V. (controlled by Grupo Villacero), a producer of galvanized and pre-painted coils; Posco, a Korean steel company with a galvanizing facility; NUCOR-JFE, a joint venture between Nucor Corporation and JFE Steel Corporation that operates a galvanizing facility; and Talleres y Aceros S.A. de C.V., or TYASA, which has a flat steel Castrip® mill and a galvanizing facility. In addition, ArcelorMittal is building a hot-rolling mill in Mexico that it expects to start up during 2021.

Our largest foreign competitors in the flat products market are Cleveland Cliff Inc.; Nucor Corporation; and US Steel. In addition, Steel Dynamics Incorporated is building a new steel mill in southern United States, including hot-rolling, cold-rolling, galvanizing and painting facilities, that it expects to start up during 2021.
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
Southern Region
Ternium’s most significant market in the Southern Region is Argentina, which in 2020 accounted for approximately 94% of sales in the Southern Region. Ternium Argentina is the main producer of flat-rolled steel products in Argentina. Its main competition in the Argentine flat steel market are imports, particularly from Brazil. The main Brazilian producers of flat steel value-added products are Usiminas, Companhia Siderúrgica Nacional and ArcelorMittal. Ternium maintains a leading position in the flat steel market of Paraguay and is present in the flat steel markets of Bolivia, Chile and Uruguay, where the location of Ternium’s facilities in neighboring Argentina provides a logistical advantage to supply these markets vis-à-vis its foreign competitors.
Other Markets
Within the Other Markets region, Ternium’s most significant markets for finished steel products are Colombia, the southern United States and Central America. In addition, Ternium sells steel slabs to steel companies including ArcelorMittal and NSC’s Calvert facility in the United States, and other steel companies in Brazil.
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
Capital Expenditure Program
The main objectives of Ternium’s current capital expenditure program are to:
•increase steel processing capacity;
•increase product range;
•reduce production costs;
•replace equipment;
•improve product quality, equipment reliability and productivity;
•comply with applicable safety and environmental standards; and
•provide enhanced customer services.
Capital expenditures in Ternium’s facilities during 2020 amounted to $560.0 million. The current status of the most significant projects is described below.
Steel
Mexico. During 2020, Ternium’s capital expenditures in the steel segment in Mexico amounted to $361.7 million and were mostly related to the following projects:
•New hot-rolling mill. During 2020, Ternium made progress on its project to build a new hot-rolling mill in its Pesquería unit. The new line will have an annual production capacity of 4.4 million tons with total investment of approximately $1.0 billion.
•Environmental and safety projects. During 2020, Ternium advanced various environmental and safety projects mainly in the Guerrero, Puebla and Apodaca units. Of note during the year, Ternium enhanced its monitoring and control systems of air emissions in these facilities. In addition, in the Guerrero unit Ternium made progress in the improvement of the management system of the direct reduction facilities, the replacement of a pickling line’s tanks and cleaning equipment, and the handling of DRI sludge.
Southern Region. During 2020, Ternium’s capital expenditures in Argentina amounted to $44.6 million.

Other Markets. During 2020, Ternium’s capital expenditures in our facilities located in other countries amounted to $90.1 million and were mostly related to the following projects:
•New steel bar and coil mill in Colombia. In November 2020, Ternium commenced operations at a new steel bar and coil mill in Palmar de Varela, Atlántico, Colombia. The new facility has an annual production capacity of 520,000 tons of reinforcing bars.
•Several projects in Ternium Brasil’s facilities. During 2020, Ternium made progress on several projects aimed at improving product quality and equipment reliability, reducing costs and improving environmental and safety conditions. These projects included, among others, the expansion of the pulverized coal injection capacity at the blast furnace, improvements in the coke boilers, the renovation of the mobile machine fleet, improvement and expansion of buildings, improvements in the briquette supply system, the pavement of roads to improve air quality and the installation of mud extraction systems at the blast furnaces.

Mining
During 2020, Ternium’s capital expenditures in its mining segment in Mexico were $63.6 million. Las Encinas’ capital expenditures amounted to $14.4 million in the year, mainly related to progress in the construction of an emissions capture system and a new desulphurisation plant at the Alzada unit, the replacement of mobile equipment and the construction of a new deposit at one of its tailings dams.
Ternium’s share in Consorcio Peña Colorada’s capital expenditures amounted to $49.2 million, mainly related to preparation works at a new iron ore body in the Peña Colorada mine and maintenance activities.
2021 Capital Expenditures
Ternium’s capital expenditures in 2021 are expected to be similar to those in 2020. The main capital expenditure projects during 2021 will relate to the following:

•completion of the above-mentioned new hot-rolling mill in the Pesquería unit in Mexico;
•progress in the expansion of pulverized coal injection capacity to the blast furnaces at the Rio de Janeiro unit in Brasil;
•several projects aimed at further improving environmental and safety conditions throughout our main facilities; and
•the expansion of service center capacity in several locations.
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
Slabs. Ternium’s Mexican subsidiaries have some non-integrated steel processing facilities that consume large quantities of slabs purchased from third-party suppliers or from other Ternium subsidiaries. Currently, slabs are purchased both in Mexico (primarily from ArcelorMittal) and in the international markets, including from Ternium Brasil and, from time to time, Ternium Argentina. Slab consumption could vary significantly from year to year in accordance with market conditions. Our Mexican subsidiaries purchased, either from third parties or from other Ternium facilities, 3.0 million, 3.1 million and 3.3 million tons of slabs in 2020, 2019 and 2018, respectively. Slab purchase prices are market-based.
Iron ore. As described under “—Production Facilities and Processes—Mining Production Facilities” above, Ternium’s subsidiaries own interests in two mining companies in Mexico: 100% of the equity of Las Encinas and a 50% equity stake in Consorcio Peña Colorada. Under our arrangement with Consorcio Peña Colorada, we are committed to off-take 50% of the annual production of the Peña Colorada mine. In 2020, 3.3 million tons of iron ore were shipped from these two companies to Ternium’s Mexican steel production facilities, representing 100% of their iron ore requirements. In addition, Ternium shipped to third-parties 508,000 tons of iron ore. On average, we consume approximately 0.9 tons of iron ore to produce one ton of crude steel at our mini-mill facilities in Mexico.
Steel scrap. In 2020, approximately 61% of Ternium’s scrap requirements was obtained in the Mexican market through its own steel scrap collecting and processing operations and approximately 39% was purchased in the United States. Scrap is purchased at market prices. On average, we consume approximately 0.5 tons of scrap to produce one ton of crude steel at our mini-mill facilities in Mexico.
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
Ternium purchases electricity from Iberdrola under supply contracts, with electricity purchases under these contracts being made at market prices less certain agreed discounts. Ternium's agreements with Iberdrola will expire in November 2021. For further information on Ternium’s commitments with Iberdrola, see note 24(ii) (e) to the consolidated financial statements included elsewhere in this annual report. On average, we consume approximately 0.7 megawatts-hour, or MWH of electricity to produce one ton of crude steel at our mini-mill facilities in Mexico.
In March 2021, the Mexican Congress approved a new law that significantly reforms the energy market in Mexico. Among other changes, the new law grants priority to CFE over its competitors in the supply of electric power to the Mexican market and mandates a revision of power generation and transaction agreements between CFE and independent electric power suppliers. The law, which remains subject to implementing regulations by the competent authorities, has already been challenged in court by affected players. There is uncertainty about the final outcome of court review.

Natural gas. Natural gas is mainly used as a reducing agent for the production of DRI and for the reheating of slabs and billets before the hot-rolling process. Ternium has secured with Centro Nacional de Control del Gas Natural, the Mexican national center for natural gas control, natural gas transportation capacity on Sistema de Transporte y Almacenamiento Nacional Integrado de Gas Natural, the Mexican natural gas transportation grid. Ternium has also natural gas distribution agreements with Gas Industrial de Monterrey S.A. de C.V., or GIMSA, Compañía Mexicana de Gas S.A. de C.V. and Naturgy Mexico S.A. de C.V.
In addition, Ternium has a one-year renewable natural gas supply agreement with BP Energía México S. de R.L. de C.V., or BPEM, a subsidiary of British Petroleum. Natural gas prices in Mexico are mainly based on the Houston Ship Channel reference price plus transportation, distribution and service costs depending on the location of the delivery points in Mexico. On average, we consume approximately 7.9 million btu of natural gas to produce one ton of crude steel at our mini-mill facilities in Mexico.
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
Metallurgical coal and related materials. Ternium Brasil and Ternium Argentina obtain their coke through the distillation in their coke ovens of metallurgical coal and petroleum coke. The facilities require different types of coal to produce coke. In addition, Ternium Brasil purchases other coal qualities to inject in the blast furnace. Coal is purchased under short-term contracts and on the spot market from several major international suppliers based mainly in Australia, the United States and Russia. Prices under contracts are determined in accordance with market conditions. Ternium purchases petroleum coke produced by oil companies in Argentina and Brazil. The volume purchased from each supplier mainly depends on the technical quality requirements of the blast furnace operations. We consume approximately 0.7 tons of metallurgical coal, pulverized coal and imported coke to produce one ton of crude steel in Brazil and 0.5 tons of metallurgical coal and petroleum coke to produce one ton of crude steel in Argentina.

Electricity. Ternium Brasil and Ternium Argentina consume large quantities of electricity for their manufacturing activities. The electricity required by Ternium Brasil is self-generated on site by its thermoelectric plant with an installed power capacity of 490 MW, with excess electricity production sold in the Brazilian wholesale market. Part of the electricity required by Ternium Argentina’s San Nicolás facility is self-generated on site by a wholly-owned thermoelectric plant with an installed power capacity of 108 MW that operates with an utilization rate of approximately 90%. These thermoelectric plants use steam primarily generated from co-product gases obtained in the steelmaking process (blast furnace and coke oven gases).
Additional fuel requirements for steam production are covered with natural gas purchased from different market vendors and/or, in the case of Ternium Argentina, fuel oil bought at market prices. Ternium Argentina covers electricity shortfalls or sells surpluses, as the case may be, at spot prices with CAMMESA, the Argentine wholesale electricity market manager. Argentine laws establish that large energy consumers must increase the share of renewable energy consumption from 14% by 2020 to 20% by 2025. CAMMESA is responsible for meeting these renewable energy consumption targets for those large consumers that do not procure renewable energy from other sources. We purchase approximately 0.1 MWH of electricity to produce one ton of crude steel in Argentina.
Natural gas. Ternium Brasil and Ternium Argentina also consume substantial volumes of natural gas, particularly to operate their steel plants and power generation facilities. Ternium Brasil purchases natural gas at market prices from Companhia Distribuidora de Gás do Rio de Janeiro, or CEG. Ternium Brasil has a natural gas transportation and distribution agreement with CEG that expired in December 2020, and the parties are conducting a renewal negotiation process. We consume approximately 0.5 million btu of purchased natural gas to produce one ton of crude steel in Brazil.
Ternium Argentina purchases natural gas at market prices mainly from Tecpetrol S.A., a company in which San Faustin holds a controlling interest, Pluspetrol S.A., and natural gas traders, including MetroEnergía S.A., Rafael G. Albanesi S.A., Natural Energy S.A., Energy Traders S.A., Gas Patagonia S.A. and Gas Meridional S.R.L. Over the course of the past several years, natural gas demand in Argentina increased significantly, outpacing supply and thus the provision of natural gas to industrial users (including Ternium Argentina) suffered restrictions during seasons of high demand. Currently, natural gas restrictions are relatively low.
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
Colombia
In Colombia, Ternium’s manufacturing of finished steel products relies on three sources: (a) the production of steel in its steelmaking facilities, which are based on the electric arc furnace technology; (b) the purchase of steel billets to be processed in its recently inaugurated steel bar and coil mill; and (c) the purchase of steel products, both from our overseas subsidiaries and from third parties. The electric arc furnace technology melts steel scrap to produce steel billets, which are then rolled into various long products. Ternium’s production process requires extensive use of electricity. Steel products are the largest component of production costs; scrap and electricity costs are also significant.
Semi-finished and finished steel products. Ternium’s operations in Colombia include non-integrated facilities that process steel supplied by Ternium’s overseas subsidiaries and semi-finished and finished steel purchased from third-party suppliers procured in the domestic and international markets. We purchased from third parties approximately 283,000 tons of semi-finished and finished steel products in 2020, 299000 tons in 2019 and 364,000 tons in 2018.

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
Ternium Mexico’s, Ternium Brasil's and Ternium Argentina’s metallurgical testing laboratories are accredited for the performance of various relevant technical tests in accordance with ISO/IEC 17025:2017 General Requirements for the Competence of Testing and Calibration Laboratories or equivalent standards.
In 2020, Ternium launched its Product Safety Management program, in accordance with IATF 16949:2016, encompassing steel products incorporated in safety components of vehicles. This program aims at contributing to the automotive industry's goal of preventing massive product recall events.
Research and Development; Product Development
Ternium’s business strategy is based on offering a complete range of value-added, high-end products, with an emphasis on creating and manufacturing increasingly sophisticated steel products for new applications and industries.

A Collaborative Approach to Product Research and Development

At Ternium, we carry out applied research efforts in different ways. We develop steel products through in-house programs, joint projects with leading industrial customers, joint efforts with recognized universities or research centers, and through our participation in international consortia. Ternium has identified synergies in collaborating with its customers in the early stages of their projects. Anticipating our customers' upcoming steel product requirements through our participation in joint development projects is key not only to build customer relationships but also to plan and develop new processes, which may sometimes require the addition of new equipment and technology.

Ternium’s research programs are developed at its own facilities, complemented with participation in a broad-based international network of industry consortia, universities and research laboratories. The company's research facilities include laboratories in Mexico, Brazil and Argentina, to test product performance and simulate production processes. Ternium has recently reinforced its research infrastructure with the incorporation of a new coking pilot plant in Argentina and the upgrade of a steel corrosion testing laboratory in Mexico. In addition, the company has launched the construction of a new research and development center in Mexico. The new state-of-the-art facilities, expected to be inaugurated in 2021, will incorporate new equipment to test product performance. The ongoing pandemic has disrupted the collaboration of universities and research laboratories with Ternium. Once the pandemic recedes, we expect to normalize these activities that, before the COVID-19 outbreak, involved over 50 institutions from both the public and private sectors. The goal is to design and develop the best solutions to support an agenda aimed at achieving better and more sustainable steel. Research spans the entire production cycle, from primary steel making and metallurgy, to rolling and coating. Ternium is a member of WorldAutoSteel, an organization comprising some of the world’s major steel producers. Under the auspices of worldsteel, the group regularly updates the automotive industry on upcoming new steel capabilities available to meet their design and manufacturing requirements.

The company is engaged in several product development projects in partnership with industrial customers, and in-house projects as well. Ternium promotes the participation of university researchers and students from some of the world’s most prestigious institutions at projects' early stages. We engage universities in our research efforts in order to expand and further diversify Ternium’s research network and capabilities. This initiative fosters the development of fundamental knowledge and know-how at participating universities while enabling the optimization of Ternium’s in-house research resources. Approximately thirty undergraduate and postgraduate students pursuing degrees in engineering, materials science and metallurgy take part in the program.

Investing in New Equipment and Technologies

The inauguration of the Ternium Industrial Center in Pesquería, Mexico, in 2013, gave way to an intensive product development period. The company broadened its product portfolio with sophisticated high-end steel products for the manufacturing industry, particularly automotive manufacturers. These developments were made possible with the addition of new production technologies to Ternium's industrial system at the Pesquería unit, such as cold-rolled steel and galvanized products that provide corrosion resistance to external vehicle parts.

The installation in 2015 of state-of-the-art cooling technology in the hot strip mill of the company's Churubusco unit in Mexico, has allowed developing and processing new advanced high-strength steel grades, including dual phase, ferrite-bainite, martensitic and complex phase grades. Based on these new capabilities, we have further widened Ternium's high-end product portfolio for customers in the automotive, metalmechanic, home appliance, oil & gas and electric motors industries.

More recently, with the start-up of new galvanizing and painting lines in Ternium's Industrial Center in Pesquería in 2019, the company was able to widen its product portfolio for automotive and home-appliance manufactures and other industrial sectors. In 2020, with the start-up of Ternium's new steel bar and coil mill in Palmar de Varela, Colombia, the company will soon be able to offer leading anti-seismic steel products for the Colombian construction sector, with improved resistance and toughness compared to those currently available in the market.

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
Ternium has not been subject to any material penalty for any environmental violations in 2020, and we are not aware of any current material legal or administrative proceedings pending against Ternium with respect to environmental matters which could have an adverse material impact on Ternium’s financial condition or results of operations. Below is a summary of relevant legislation applicable to Ternium.
Mexico:

Mexican environmental laws establish the “polluter pays” principle, pursuant to which the individual that causes an environmental breach is responsible for restoring the environment to its pre-pollution condition and face economic and, in some cases, criminal liabilities. Mexican regulations also establish an annual report scheme of GHG emissions.
In addition, Mexican regulations provide for carbon dioxide emission taxes through taxes on fuels, with rates reviewed annually, depending on their efficiency in terms of carbon dioxide emission per unit of energy obtained. The carbon dioxide emission tax for natural gas is currently zero. Mexico has also started a pilot trade market for carbon dioxide emissions. Ternium Mexico is a large consumer of natural gas. For further information see “—Raw Materials, Slabs, Energy and Other Inputs.”
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
Argentina:
Argentine environmental laws and regulations require the renewal of environmental licenses and emission permits every two or four years, depending on the activity. Although such renewals may take longer than expected and the renewal process may extend beyond the due date of the then current licenses and permits, no shut down orders against the Company have ever been issued while the renewal processes are ongoing. In addition, Argentine environmental laws and regulations require mandatory environmental insurance to cover facilities that use hazardous materials. Based on the outcome of a revision of environmental regulations during 2020, it is expected that more stringent air quality standards will be gradually imposed.
During 2016, Argentina issued new legislation providing for mandatory minimum shares of renewable energy in total electricity consumption. For further information see “—Raw Materials, Slabs, Energy and Other Inputs—Brazil and Argentina—Electricity”.
In December 2017, the Argentine Congress approved a new tax on carbon emissions. The tax does not apply to metallurgical coal and petroleum coke since these products are used mainly as raw materials in the production process of Ternium Argentina.

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
Mining concessions grant several specified rights to the concessionaire, including:
•the right to dispose freely of mineral products obtained as a result of the exploitation of the concession;
•the right to obtain the expropriation of, or an easement with respect to, the land where the exploration or exploitation will be conducted; and
•the use of water in the mine to facilitate extraction.
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
Trade regulations
Intense global competition in the steel industry lead many countries, from time to time, to increase duties or impose restrictions on steel product imports to protect their domestic industries from trades that are not made under market conditions or that are otherwise unfair. Such measures protect domestic producers from increased imports sold at dumped or subsidized prices. Mexico, Colombia and the United States, among other countries, have several trade remedy measures in place. In addition to antidumping and countervailing measures, in 2018 the United States imposed, under Section 232 of the Trade Expansion Act of 1962, a 25% tariff on steel imports; however, Australia, Canada and Mexico are exempted from the tariff; although Argentina, Brazil and South Korea were also exempted, they were subject to quota system agreements covering steel imports from those countries.
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
Mexico
Imports of steel products to Mexico:

The Mexican government has imposed certain antidumping measures on imports of steel products that are similar to the ones produced by Ternium Mexico. The following is a description of measures currently in effect and ongoing investigations:
•Slabs: On September 21, 2020, the Mexican government initiated an antidumping investigation on imports of steel slabs from Brazil and Russia. No preliminary determination has been made as of the date of this annual report.

•Hot-rolled products: On March 28, 2000, the Mexican government imposed antidumping duties on the Russian Federation and Ukraine of 30.31% and 46.66%, respectively, on hot-rolled products. The measure has been extended four times for five years each, on March 17, 2006; on September 8, 2011 (modifying the duties to 21% and 25% for Russia and Ukraine respectively); on January 28, 2016 and on March 23, 2021. On July 19, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed hot-rolled products from Russia. On March 21, 2014, Mexico’s Secretariat of Economy published the final determination on the investigation, by which boron-alloyed hot-rolled products from Russia are now subject to a 21% antidumping duty. Furthermore, on December 22, 2015, the Mexican government published the final antidumping determination imposing definitive and specific antidumping duties on China ($354.92 per ton, except for imports from Tangshan Iron and Steel Group Company Limited, which were fixed in $335.60 per ton), Germany ($166.01 per ton, except for imports from ArcelorMittal Bremen GmbH, which were fixed in $137 per ton) and France ($75.59 per ton, except for imports from ArcelorMittal Mediterranée S.A.S., which were fixed in $67.54 per ton), on hot-rolled products. This measure is undergoing a sunset review.

•Plate in coils: Since June 1996, an antidumping duty of 29.3% has been in place on imports from Russia. The measure has been extended four times, in June 2003, June 2007, November 2012 and May 2017. On July 5, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed plate in coil imports from Russia. On February 19, 2014, Mexico’s Secretariat of Economy published the final determination on the investigation by which boron-alloyed plate in coil imports are now subject to a 29.3% antidumping duty.

•Cold-rolled products: In June 1999, Mexico imposed antidumping duties on cold-rolled steel sheets from the Russian Federation and Kazakhstan of 15% and 22% respectively. The measure has been extended four times, in December 2005, December 2010, July 2015, and August 2020. In addition, on October 1, 2012, the Mexican government initiated an antidumping investigation on cold-rolled steel imports from South Korea. On December 26, 2013, Mexico’s Secretariat of Economy published a suspension agreement under which Korean exporters, Posco and Hyundai Hysco Company Limited, or Hyundai, voluntarily undertook to limit their cold-rolled products exports to the Mexican market. On May 25, 2016, the Mexican authorities initiated a change of circumstances review of this suspension agreement, and on June 13, 2017, the Secretariat of Economy issued a final determination increasing Posco’s and Hyundai’s quotas for 2017 and 2018. On August 23, 2018, the Mexican government initiated a sunset review of the agreement and issued a final affirmative determination on November 1, 2019. On May 14, 2019, Mexico initiated a second change of circumstances review of the suspension agreement for Posco and on November 5, 2020, a final determination was issued increasing Posco's quota for the years 2019 to 2023. Furthermore, on June 19, 2015, Mexico imposed antidumping duties on cold-rolled steel products from China of between 65.99% and 103.41%, with rates depending on the Chinese exporting company. This measure is undergoing a sunset review. On December 2015, Mexico initiated a circumvention inquiry against cold rolled steel products with boron added from China. On July 11, 2016, the Mexican government issued a final determination confirming China’s circumvention practice and thus, extending the antidumping duties.

•Coated flat products: On December 17, 2015, the Mexican government initiated an antidumping investigation on coated flat products from China and Taiwan. On July 29, 2016, Mexico issued a preliminary determination imposing provisional antidumping duties on Chinese exports of between $192 and $438 per ton, and of $563 per ton on Taiwanese products. On June 5, 2017, Mexico issued a final determination imposing antidumping duties on Chinese exports of between 22.22% and 76.33%, and of between 22.26% and 52.57% on Taiwanese products. On November 21, 2017, Mexico amended its final determination imposing antidumping duties applicable to products sold by Chinese companies, one of which was imposed duties for $187 per ton, while others face duties ranging between 22.26% and 76.33% of the products’ price.

•Reinforcing bars: Since 1995, imports of reinforcing bars from Brazil are subject to an antidumping duty of 57.69%. Subsequent sunset reviews determined the continuation of the antidumping duty for additional five-year periods. This measure is currently undergoing a new sunset review.
•Wire rod: Since September 2000, imports of wire rod from Ukraine are subject to an antidumping duty. The initial antidumping margin was 30.52%. In June 2006, the first sunset review resolution determined the continuation of the antidumping duty for five more years. On September 7, 2010, a second sunset review was initiated, and on

March 7, 2012, the Mexican government increased the antidumping duty to 41% until September 2015. The Mexican government initiated the third sunset review on September 4, 2015, and extended the measures for an additional five-year period on September 2, 2016. This measure is undergoing a new sunset review. In addition, on September 2, 2015, the Mexican government initiated an antidumping investigation on wire rod from China. On July 28, 2016 the Mexican government imposed a specific antidumping duty of US$0.49 per kilogram for five years.

•Welded Tubes: On December 7, 2016, the Mexican government initiated an antidumping investigation on welded tubes of circular, square or rectangular cross section from China. On March 8, 2018, Mexico imposed final antidumping duties on Chinese exports of between $356 and $618 per ton.
On February 9, 2010, the Mexican Government issued a decree reducing the import tariffs on several steel product groups. The tariff for finished products was set at 0% starting in 2012 (from 3% in 2011, 5% in 2010 and 7% in 2009). The tariff for semi-finished products was set at 0% starting in 2012 (from 3% in 2011 and 2010, and 5% in 2009) and the tariff for welded pipe products was set in a range from 0% to 5% starting in 2012 (from 7% in 2011 and 2010, and 10% in 2009). Three companies (including Ternium) and an industry related labor union sought an injunction (acción de amparo) against these government decisions in early 2012 when the tariffs went to 0%. The legal action taken by the companies was rejected by the courts, but the legal action taken by the labor union had a positive preliminary outcome. As a result, the government reestablished on August 1, 2012, a 3% tariff on some semi-finished, flat, long and pipe and tube steel products. At the beginning of May 2015, the tariffs were removed again. However, on October 7, 2015, the Mexican Government issued a decree imposing a temporary 15% import tariff on steel products other than semi-finished products, including plate, hot-rolled, cold-rolled, coated, tubular, structural and wire rod, applicable to imports from countries with whom Mexico had no trade agreement in place. Such import tariff will remain at 15% until September 21, 2021, and will be gradually reduced (10% until September 21, 2023 and 5% until lifted on August 21, 2024), with the exception of certain products that have different tariff reduction schedules (such as two-size zinc plated steel sheets and some seamless pipe products, towers and lattice masts).
Exports of steel products from Mexico:
U.S. authorities have imposed a number of measures on steel import products from Mexico, thereby restricting Ternium’s exports to the U.S. The following is a description of measures currently in effect and ongoing investigations:
•Carbon and alloy steel wire rod: Ternium Mexico's wire rod exports are subject to an antidumping duty of 40.52% pursuant to the latest administrative review on the antidumping duty order on carbon and certain alloy steel wire rod. On August 27, 2020, as a result of the most recent sunset review, such duty was extended for five more years.
•Pipe and tube: During 2007, U.S. authorities initiated an antidumping investigation of light-walled rectangular pipe and tube, or LWRPT, from, among other countries, Mexico. On June 13, 2008, the authorities made a final determination of sales at less than fair value in the investigation of LWRPT from Mexico and, consequently, imposed antidumping duties. On February 18, 2011, the authorities published the final results of the first administrative review by which Mexican LWRPT exports were subject to an antidumping duty of 6.13% until May 23, 2014, when U.S. authorities made a final affirmative sunset review of 2.40% for Maquilacero and 3.76% for certain other companies subject to the review, including Ternium Mexico. On March 12, 2018, U.S. authorities published the final results of the 2015-2016 administrative review, which did not impose any antidumping duties on Prolamsa and Aceros Cuatro Caminos S.A. de C.V., but imposed an antidumping duty of 3.76% on other exporters. On April 22, 2019, the U.S. authorities imposed a duty range of between 8.32% and 17.65% for certain Mexican producers or exporters as a result of the 2016-2017 administrative review. As a result of the 2017-2018 review, Ternium Mexico’s current margin is 3.17%. On August 4, 2020, as a result of the most recent sunset review, such duty was extended for five more years. On August 10, 2015, U.S. authorities initiated an antidumping investigation on imports of heavy-walled rectangular pipe and tube, or HWRPT, from Korea, Turkey and Mexico. On September 13, 2016 the authorities issued an antidumping duty order on imports of HWRPT, imposing an antidumping duty range of between 2.34% and 3.82% for Korea, 17.83% and 35.66% for Turkey, and in the case of Mexico 3.83% for Maquilacero, 5.21% for Productos y Laminados de Monterrey and 4.91% for Ternium Mexico and others. On July 10, 2019, the U.S. authorities issued the final results of the 2016-2017 administrative review imposing duties of 1.43%, 8.09% and 6.13% on Maquilacero, Prolamsa and other exporters including Ternium, respectively. On July 13, 2020, U.S. authorities issued the final results of the 2017-2018 administrative review imposing duties of 4.89%, 7.47% and 4.91% on Maquilacero, Prolamsa and other exporters, respectively; Ternium Mexico was not subject to this review as no shipments were recorded during the period.

•Welded pipes: Since 1992, pursuant to an antidumping duty order on circular welded non-alloy steel pipe -or standard pipe- from various countries, including Mexico, standard pipes manufactured by Hylsamex and Grupo Imsa were subject to antidumping duties. In 2007, such measures were extended for five more years. In August 2009, U.S. authorities published the final results of a changed circumstances review, concluding that Ternium Mexico is the successor-in-interest to Hylsamex for purposes of determining antidumping duty liability. In accordance with the latest administrative review, the applicable duty for Ternium Mexico is 24.17%. The measure has since been extended two more times, in 2012 and February 2018.
•Reinforced bars: On November 6, 2014, U.S. authorities made a final determination on reinforced bar imports from Mexico, imposing antidumping duties between 20.58% and 66.70%. As a result of the 2016-2017 administrative review, the U.S. Government imposed a duty of 3.65% on Mexican producers, including Ternium Mexico. As a result of the 2016-2017 administrative review, the U.S. Government imposed duties of 7.12% for Deacero, 1.46% for Grupo Simec and 5.54% for other Mexican producers, including Ternium Mexico. The measure was renewed on October 22, 2020 for five more years.

Trade agreements:
Mexico has signed trade agreements with several countries or trade blocs aimed at liberalizing trade between them:
NAFTA was signed among Canada, Mexico and the United States and came into effect on January 1, 1994. NAFTA provided for the progressive elimination over a 10-year period of duties on, among other things, steel products traded between or among Mexico, the United States and Canada. As a result, zero tariffs applied to steel products traded within NAFTA countries, with the exception of the application of the above-mentioned imposition of a 25% tariff on steel imports under Section 232 of the Trade Expansion Act of 1962 to Mexico and Canada during 2018 and 2019. During 2019, Mexico and the United States agreed to waive such tariff, subject to an agreed premise of continuous monitoring for surges in steel imports and transshipment of non-NAFTA material into the United States. NAFTA was subsequently replaced by the United States-Mexico-Canada Agreement, or USMCA, which became effective in July 2020. The United States, Mexico and Canada agreed to modify the definition of "North American steel" (with such amendment becoming effective in July 2027), for purposes of vehicles being awarded preferential treatment under USMCA, restricting the defined term to steel melted and poured within the three countries.
The Mexican-European Free Trade Agreement, or MEFTA, became effective on July 1, 2000. MEFTA provided for the phase-out and eventual elimination of Mexican and European duties on all industrial goods, including finished steel products. The European Union eliminated all import duties on Mexican industrial goods, including finished steel products, as of January 1, 2003, while Mexico eliminated all import duties on European industrial goods, including finished steel products, as of January 1, 2007. During April 2018, the European Union and Mexico concluded negotiations to bring the MEFTA up to date. The amended agreement, which is not yet effective, does not provide for changes in steel trade conditions. Following BREXIT, Mexico and the UK reached a Trade Continuation Agreement. The UK continues to apply preferential tariff rates for Mexico. In return, Mexico will refund the duties paid since January 2021 when the Agreement enters into force.
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
Mexico and Argentina signed an Economic Complementation Agreement, or ACE 6, in November 2003, whereby reciprocal tariff preferences were granted. In 2006, Mexico and Argentina modified the ACE 6 Agreement, reducing to zero import duties on imports of certain steel products from the other country. Zero import duties included exports from Mexico to Argentina and from Argentina to Mexico for up to 90,000 tons per year of slabs, 60,000 tons per year of cold rolled coils and 30,000 tons per year of corrosion resistant coils, including hot dip galvanized and pre-painted sheets.
The Comprehensive and Progressive Agreement for Trans-Pacific Partnership, or CPTPP, was signed by Mexico together with Australia, Brunei, Canada, Chile, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam, becoming effective in December 2018.
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
In November 2003, Argentina and Mexico signed the ACE 6. For further information, see “—Regulations—Trade Regulations—Mexico.”
Colombia
Imports of steel products to Colombia:
The Colombian government has imposed certain antidumping and safeguard measures on imports of steel products. The following antidumping measures are currently in effect:
•Low-carbon wire rods: On October 8, 2013, the Colombian government imposed provisional safeguard duties of 21.29% on imports of low-carbon wire rods from countries belonging to the World Trade Organization (WTO), with the exception of Cuba, Ecuador, the United States and Venezuela. On April 30, 2014, Colombia imposed final safeguard duties of 21.29% on imports of low-carbon wire rod from WTO members with the exception of Argentina, Chile, Ecuador, Costa Rica, the United States and Canada, to remain in force for a period of one year that ended on March 31, 2015. On October 2015, the Colombian government imposed provisional antidumping duties on imports of low-carbon wire rod from China, consisting on a duty calculated based on a price of $541.06 per ton less the actual FOB import price for such product, in force until the end of March 2016. On May 11, 2016, Colombia imposed final antidumping duties of $419 per ton less the actual FOB import price, for a five-year period.
•Steel “L” and “U” profiles: On August 24, 2018, the Colombian government imposed provisional antidumping duties on imports of steel “L” and “U” profiles from China, consisting on a duty calculated based on a price of $473.28 per ton less the actual FOB import price for such product, for a two-year period. This measure is undergoing a sunset review.

•Galvanized flat steel products: On March 5, 2014, Colombia imposed final antidumping measures on imports of galvanized flat steel products from China, to remain in force for a period of three years, consisting of a duty calculated based on a price of $824.57 per ton less the actual FOB import price for such product. On December 19, 2017, Colombia renewed the antidumping measure for a period of three years, changing the duty to 47.62%. this measure is undergoing a sunset review.
On March 13, 2019, the Colombian government imposed a temporary 8.5% import tariff on steel reinforced bars for a period of two years.
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
In addition, Colombia has signed free trade agreements with Chile, Canada, Costa Rica, the European Union, South Korea and Israel, in effect since May 2009, August 2011, August 2016, August 2013, July 2016 and August 2020, respectively, and has signed free trade agreements with Panama and the U.K., which are not yet effective. Colombia is currently negotiating free trade agreements with Japan and Turkey.
United States
U.S. authorities have imposed a number of measures on steel import products. Below is a description of measures currently in effect and ongoing investigations:
Imports of steel products to the United States:
•Hot-rolled products: On July 1999, the U.S. authorities imposed antidumping duties on hot-rolled products from Russia, currently of up to 184.56%. During October 2016, the measure was extended for five more years. During November 2001, the U.S. government imposed antidumping and countervailing duties on certain hot-rolled carbon steel flat products from China, India, Taiwan, Thailand, Russia, Indonesia and Ukraine. Current antidumping duties range between 12.34% and 90.83% for China, 36.53% and 44.40% for India, 47.86% for Indonesia, 20.28% and 29.14% for Taiwan, 4.41% and 20.30% for Thailand and 90.33% for Ukraine, with rates depending on the exporting company. Current countervailing duties range between 336.62% and 360.23% for India and are set at 10.21% for Indonesia and 2.38% for Thailand. These measures were last confirmed in August 27, 2019. In addition, on September 24, 2015, the U.S. government initiated antidumping and countervailing investigations on hot-rolled products from Australia, Brazil, Japan, Korea, the Netherlands, Turkey and the United Kingdom. On October 3, 2016, the government issued antidumping and countervailing duty orders for a five-year period. Antidumping duties were imposed at the following rates: 29.58% for Australia; between 33.14% and 34.28% for Brazil; between 4.99% and 7.51% for Japan; between 4.61% and 9.49% for Korea; 3.73% for the Netherlands; between 4.15% and 6.77% for Turkey; and 33.06% for the United Kingdom. Countervailing duties were imposed on imports as follows: between 29.07% and 30.51% for Brazil; and between 0% and 9.49% for Korea.

•Cold-rolled products: On July 14, 2016, the U.S. government imposed antidumping duties on cold-rolled steel products, of 265.79% for China and 71.35% for Japan, and countervailing duties of 256.44% for China. On September 20, 2016, the U.S. government imposed countervailing duties on cold-rolled steel products of between 11.09% and 11.31% from Brazil, 10% from India and between 3.89% and 59.72% from Korea. In addition, on September 20, 2016, the U.S. government imposed antidumping duties on cold-rolled products of between 19.58% and 35.43% from Brazil, 6.78% from India, 7.60% from Korea, and between 5.40% and 25.17% from the United Kingdom.
•Corrosion-resistant flat products: On July 25, 2016, the U.S. government imposed countervailing duties on corrosion-resistant flat products of 39.05% to 241.07% on imports from China, of 8% to 29.49% on imports from India, of a de minimis to 38.51% on imports from Italy, and of a de minimis to 1.19% on imports from Korea. In addition, on July 25, 2016, the U.S. government imposed antidumping duties on corrosion-resistant flat products of 209.97% from China, between 3.05% and 4.43% from India, 12.63% and 92.12% from Italy, 8.75% and 47.80% from Korea, and 10.34% from Taiwan.
•Wire rod: On October 29, 2002, the United States imposed antidumping duties to wire rod imports from Brazil (from 74.35% to 94.73%), Indonesia (4.05%), Moldova (369.10%) and Trinidad and Tobago (11.40%), and countervailing duties to Brazilian wire rod imports of between 2.31% and 6.74%. These measures were renewed for five year on August 27, 2020. On January 8, 2015, the United States imposed antidumping duties (between 106.19% and 110.25%) and countervailing duties (between 178.46% and 193.31%) on wire rod from China, with rates depending on the exporting company. These measures were renewed on June 26, 2020. On January 24, 2018, the United States imposed antidumping duties on wire rod from Russia (between 436.80% and 756.93%), Belarus (280.02%) and the United Arab Emirates (84.10%). On March 14, 2018, the United States imposed antidumping duties on wire rod from South Africa (between 135.46% and 142.26%) and Ukraine (between 34.98% and 44.03%). On March 19, 2018, the U.S. Department of Commerce published its final antidumping and countervailing determinations on imports of wire rod from Italy (antidumping duties of between 12.41% and 18.89% and countervailing duties of between 4.16% and 44.18%), South Korea (antidumping duties of 41.10%), Spain (antidumping duties of between 11.08% and 32.64%), Turkey (antidumping duties of between 4.74% and 7.94% and countervailing duties of between 3.81% and 3.86%) and the United Kingdom (antidumping duties of 147.63%).

U.S. authorities have imposed a number of measures on steel product imports from Mexico, including carbon and alloy steel wire rod, pipe and tube, and welded pipes. For further information, see “—Regulations—Trade Regulations—Mexico.”
In April 2017, the U.S. government initiated an investigation under Section 232 of the U.S. Trade Expansion Act. The investigation analyzed the effects of imports of steel products on national security. Based on the result of such investigation and on the resulting Commerce Secretary recommendations, on March 8, 2018, the U.S. president imposed a 25% tariff on steel imports, which entered into force on March 23, 2018. However, the U.S. administration temporarily exempted imports from Argentina, Australia, Brazil, Canada, the European Union, Mexico and South Korea. Currently, Australia, Canada and Mexico are exempt from the tariff; although Argentina, Brazil and South Korea are also exempt, they are subject to a quota system that limits steel imports from those countries. Under the exclusion procedure, implemented by the United States authorities, Ternium has filed multiple exclusions requests; while earlier requests were denied, the U.S. Department of Commerce recently granted exclusions for 70,000 tons of cold-rolled material from several sources and 5,000 tons of galvanized coils from Guatemala.
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
Disclosure Pursuant to Section 13(r) of the Exchange Act
The Iran Threat Reduction and Syria Human Rights Act of 2012, created a new subsection (r) in Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires a reporting issuer to provide disclosure if the issuer or any of its affiliates knowingly engaged in certain enumerated activities relating to Iran, including activities involving the Government of Iran. Ternium did not engage in any Iran related activity during the year ended December 31, 2020. However, Ternium is providing the following disclosure pursuant to Section 13(r) with respect to Iran related activity by its affiliates.

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
Tenaris ceased all deliveries of products and services to Iran by the end of October 2018, that is, during the wind-down period and before the full reinstatement of U.S. secondary sanctions on November 5, 2018. Tenaris has not, directly or indirectly, delivered any goods or services to Iran or Iranian companies during 2019 and 2020 and does not intend to explore any commercial opportunities in Iran, nor does it intend to participate in tender offers by, or issue offers to provide products or services to, Iranian companies or their subsidiaries.
As of December 31, 2020, Tenaris’s subsidiary, TGS maintains an open balance for an advance made by Toos Payvand Co. for approximately EUR 0.04 million (approximately $0.04 million) for goods that remained undelivered following the reinstatement of U.S. secondary sanctions.
All revenue and profit derived from Tenaris’s sales to Iran was recorded in the fiscal year in which such sales were performed and, therefore, no revenue and profit has been reported in connection with commercial activities related to Iran for the year ended December 31, 2020.
Tenaris has procedures in place designed to ensure that its activities comply with all applicable U.S. and other international export control and economic sanctions laws and regulations.
Other Affiliates
Except for Tenaris, no other affiliates of Ternium reported any Iran related activity for the year ended December 31, 2020.

C.    Organizational Structure
Below is a simplified diagram of Ternium’s corporate structure as of February 26, 2021.

Ternium S.A. - Luxembourg

-----▶	Ternium Mexico - Mexico	◀------
71.3%		28.7%

-----▶	Ternium Argentina - Argentina
62.5%

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
Ternium Argentina. Ternium Argentina is the main integrated manufacturer of flat steel products in Argentina with total annual finished steel production capacity of approximately 3.0 million tons. The shareholders of Ternium Argentina as of February 26, 2021, are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Ternium Argentina’s Shareholders	Number	Percent
Ternium	2,822,525,949	62.49%
ANSeS	1,175,806,541	26.03%
Public	518,761,533	11.48%
Total shares issued and outstanding	4,517,094,023	100.00%

Ternium Brasil. Ternium Brasil is a high-end steel slab producer in Brazil, with annual production capacity of approximately 5.0 million tons. Ternium Brasil produces steel slabs for Ternium’s operations in Mexico and Argentina, and for third-party steel processors.
Ternium Colombia. Ternium Colombia is a leading long and flat steel products processor and distributor in Colombia and a scrap-based long steel manufacturer, with total annual finished steel production capacity of approximately 540,000 tons.
Ternium del Atlantico. Ternium del Atlantico has recently inaugurated a steel bars and coils facility to serve the Colombian construction sector with total annual finished steel production capacity of approximately 520,000 tons.
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
Other Investments
Usiminas. Usiminas is one of the main producers of flat steel products in Brazil, with total annual crude steel production capacity of 9.5 million tons. Usiminas produces steel products mainly for the automotive, line pipe, civil construction, and electrical equipment manufacturing industries. Usiminas has iron ore mines in the Serra Azul region and industrial facilities in Ipatinga, Minas Gerais and in Cubatão, São Paulo, strategically located near the main consumers of steel in Brazil. In 2020, Usiminas shipped 3.7 million tons of steel products and 8.7 million tons of iron ore, and had net sales of BRL16.1 billion. Usiminas is a publicly-traded company listed on the São Paulo stock exchange, BM&FBOVESPA S.A - Bolsa de Valores, Mercadorias e Futuros.
On January 16, 2012, Ternium Investments, together with Ternium Argentina (and its subsidiary Prosid), and the Company’s affiliate TenarisConfab, joined Usiminas’ existing control group through the acquisition of a total of 139.7 million ordinary shares of Usiminas, representing 27.7% of Usiminas’ voting capital (22.7% corresponding to Ternium and the other 5% corresponding to TenarisConfab), and formed the T/T Group. As a result of such acquisition, Usiminas’ control group, which at the time held, in the aggregate, 322.7 million ordinary shares representing approximately 63.9% of Usiminas’ voting capital, was formed as follows: NSC Group, with approximately 46.1% of the total shares held by the control group; the T/T Group, with approximately 43.3% of the total shares held by the control group (35.6% corresponding to Ternium and the other 7.7% corresponding to TenarisConfab); and Previdência Usiminas, with the remaining 10.6% of the total shares held by the control group. The members of the control group entered into a shareholders’ agreement dated January 16, 2012 governing their rights and obligations as shareholders of Usiminas.

On October 30, 2014, Ternium acquired 51.4 million additional ordinary shares of Usiminas. As part of a multi-round capital increase process, on June 3, 2016, Ternium (through Ternium Investments, Ternium Argentina and Prosid) was issued, in the aggregate, 8.5 million preferred shares and TenarisConfab was issued 1.3 million preferred shares; and on July 19, 2016, Ternium (through Ternium Investments, Ternium Argentina and Prosid) was issued, in the aggregate, 76.4 million ordinary shares and TenarisConfab was issued 11.5 million ordinary shares. Following the issuance of these ordinary shares, Ternium (through Ternium Investments, Ternium Argentina and Prosid) owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of Usiminas’ capital, and 34.5% of Usiminas’ ordinary shares, and TenarisConfab owns a total of 36.5 million ordinary shares and 1.3 million preferred shares, representing 3.1% of Usiminas’ capital, and 5.2% of Usiminas’ ordinary shares.

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

In addition to the Usiminas shares that were bound by the January 16, 2012 shareholders’ agreement, the New SHA also covers the shares subscribed for by the members of the T/T Group and the NSC Group in connection with Usiminas’ 2016 capital increase. As a result, Usiminas’ control group now holds, in the aggregate, 483.6 million ordinary shares subject to the New SHA, representing approximately 68.6% of Usiminas’ voting capital, with the T/T Group holding approximately 47.1% of the total shares held by the control group (39.5% corresponding to Ternium and the other 7.6% corresponding to TenarisConfab); the NSC Group holding approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holding the remaining 7.1% of the total shares held by the control group.

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

As of December 31, 2020, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL15.69 (approximately $3.02) per ordinary share and BRL14.61 (approximately $2.81) per preferred share, respectively. Accordingly, as of December 31, 2020, Ternium’s ownership stake had a market value of approximately $756.3 million and a carrying value of $422.9 million.

Techgen. Techgen is a Mexican joint venture company owned by 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Techgen operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity of approximately 900 megawatts. As a result, Ternium is securing the supply of electricity to its existing and future facilities in Mexico, and sells unused energy to the Mexican market. For further information on the Company’s commitments under the Techgen project, see Item 5. “Operating and Financial Review and Prospects—E. Off-Balance Sheet Arrangements” and note 24(ii)(d), (h), (l) and (m) to the consolidated financial statements included elsewhere in this annual report.
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
Overview
Ternium is Latin America’s leading flat steel producer with an annual crude steel production capacity of 12.4 million tons. It operates in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America through regional manufacturing facilities, service centers and its own distribution network. In addition, Ternium participates in the control group of Usiminas, a leading flat steel company in the Brazilian market. Our customers range from small businesses to large global companies in the automotive, home appliances, heat, ventilation and air conditioning (HVAC), construction, capital goods, container, food and energy industries across the Americas. Ternium’s industrial system has various production technologies that provide a diversified cost structure, based on different types of raw material and energy sources, and a flexible production configuration. The industrial system includes proprietary iron ore mines and processing facilities, steelmaking facilities, finishing facilities, service centers and a broad distribution network to offer slabs, billets, hot-rolled products, cold-rolled products, galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, rebars and wire rods as well as slit and cut-to-length products.
Ternium's innovative culture, industrial expertise and long-term view enable us to continuously achieve new breakthroughs in industrial excellence, competitiveness and customer service. Ternium is the leading supplier of flat steel products in Mexico and Argentina, has a significant position as a supplier of steel products in Colombia and in other Latin American countries, and is a competitive player in the international steel market for steel products. Through its network of commercial offices in several countries in Latin America, the United States and Europe, Ternium maintains an international presence that allows it to reach customers outside its local markets, achieves improved effectiveness in the supply of products and in the procurement of semi-finished steel, and maintains a fluent commercial relationship with its customers by providing continuous services and assistance. We operate with a broad and long-term perspective, and we work towards improving the quality of life of our employees, their families and the local communities where we operate.
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

Ternium’s results are sensitive to economic activity and steel consumption. Ternium’s results of operations, which primarily depend on economic conditions in Mexico and Argentina, are also influenced by economic conditions in international and regional markets such as the United States, Mercosur and the Andean Community. Historically, annual steel consumption in the countries where Ternium operates has varied at a rate that is linked to the annual change in each country’s gross domestic product and per capita disposable income. The 2008-2009 global economic downturn resulted in an overall decreased demand for Ternium’s products. For example, apparent consumption of finished steel products decreased in 2009 by 15% in Mexico and 33% in Argentina. This economic downturn had a pronounced negative effect on Ternium’s business and results of operations in 2009. Subsequently, apparent steel consumption recovered in these countries in sync with the recovery of economic activity. In December 2019, a novel strain of coronavirus (“COVID-19”) surfaced in China and subsequently spread to the rest of the world in early 2020. The rapid expansion of the virus, the surfacing of new strains of the SARS-CoV-2 virus in several countries, and the containment measures adopted by governmental authorities triggered a severe fall in global economic activity and steel demand. This economic downturn had a pronounced negative effect on Ternium’s business and results of operations in the second quarter of 2020. Subsequently, during the second half of 2020, global economic activity and steel demand recovered. A protracted global recession or a depression would have a material adverse effect on the steel industry and Ternium.
Ternium’s results are also sensitive to prices in the international steel markets. Steel prices are volatile and are sensitive to supply conditions and to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s finished steel products. For example, U.S. steel prices trended down during most of 2018 and 2019, after peaking during the first half of 2018, as a result of softer steel consumption, increased steel production and, in 2019, lower costs of steel scrap. Steel prices decreased further in 2020 during the early stages of the COVID-19 pandemic reflecting a depression in steel consumption. However, after an initial slump, steel prices increased steadily during the rest of 2020 and reached very high levels in the first quarter of 2021, as the speed of the recovery in steel production and in the production of steelmaking raw materials fell short of steel demand. As a result, Ternium’s operating income increased 25% year-over-year in 2020 after decreasing 59% year-over-year in 2019 and increasing 45% year-over-year in 2018. Persistently low steel prices would have a material adverse effect on Ternium’s results, as could price volatility.
Trends in the steel industry may also have an impact on Ternium’s results. In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide and regional production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially in downturn cycles, from substantial overcapacity. As a result of a slowdown in steel demand growth and a protracted increase in steel production capacity in the last decade, there are signs of over-capacity in all steel markets, particularly in China, that could negatively affect the industry’s margins. In Mexico and the southern United States, there are several new steel making and steel processing facilities announced or under construction. For further information on Ternium’s competition in the Mexican market see Item 4. “Information on the Company—B. Business Overview—Competition—Steel—Mexico”. Furthermore, there has been a trend toward steel industry consolidation among Ternium’s competitors, and current competitors in the steel market could become larger in the future. Intense competition could impact Ternium’s share in certain markets and adversely affect its sales and revenue.
Ternium’s production costs are sensitive to prices of raw materials, semi-finished steel and energy, which reflect supply and demand factors in the global steel industry. Ternium purchases substantial quantities of raw materials (including iron ore, coal, ferroalloys and scrap) and slabs for use in the production of its steel products. The availability and price of these and other inputs vary, sometimes significantly, according to general market and economic conditions. In addition to raw materials and slabs, natural gas is an important component of Ternium’s cost structure. Ternium generally purchases these inputs at market or market-based prices; accordingly, price fluctuations in these inputs, which may also vary according to general market and economic conditions, impact Ternium’s production costs. For example, strong iron ore demand from Chinese steel producers coupled with certain supply restrictions, due to the COVID-19 pandemic and the wet season in Australia among other factors, contributed to a recent surge in iron ore prices in the international markets.
Ternium’s export revenues could be affected by trade restrictions and its domestic revenues could be affected by unfair competition from imports. During the last decade, steel exports surged as a consequence of a global downturn and an economic slowdown in China, and the number of antidumping, countervailing, safeguard measures and other actions limiting trade increased substantially, including steel exports to Mexico, Ternium's main steel market, and to the United States. Ternium’s ability to profitably access the export markets may be adversely affected by trade restrictions, including antidumping duties and countervailing measures, in certain markets. In addition, Ternium’s ability to sell some steel products in its principal markets could be affected by unfair competition from imports of those steel products from certain countries, if measures against unfair trade were not in force. For example, during

2018, under Section 232 of the Trade Expansion Act of 1962, the United States imposed a 25% tariff on steel imports; however, Australia, Canada and Mexico are exempted from the tariff; although Argentina, Brazil and South Korea are also exempted, they are subject to quota system agreements covering steel imports from those countries. This trade measures could stimulate aggressive export offers elsewhere, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those in which Ternium operates. For further information, see Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations.”
Changes in prevailing exchange rates could impact results from subsidiaries with net short or long positions in currencies other than their functional currencies. Since January 1, 2020, the functional currency of all of Ternium's consolidated subsidiaries is the U.S. dollar. Ternium’s subsidiaries record foreign exchange results on their net non-U.S. dollar positions when the other currencies appreciate or depreciate with respect to the U.S. dollar. In addition, Ternium’s subsidiaries in Mexico, Brazil, Argentina and Colombia record deferred tax results when the Mexican peso, the Brazilian real, the Argentine peso or the Colombian peso appreciates or depreciates in relation to the U.S. dollar (their functional currency) as such fluctuations change, in U.S. dollar terms, the tax base used to calculate deferred tax at such subsidiaries. Fluctuations in the value of such currencies against the U.S. dollar have had, and may also have in the future, an impact on Ternium’s results.
Changes in prevailing exchange rates have had an impact on Ternium’s comprehensive results in the past and could impact comprehensive results from investments with a functional currency other than the U.S. dollar in the future. In accordance with IFRS, Ternium records currency translation adjustments in its consolidated statements of comprehensive income. These adjustments do not affect results but, instead, have an impact on net worth. Fluctuations in the Brazilian real (as our participation in Usiminas is denominated in Brazilian reais) against the U.S. dollar have had, and may also have in the future, an impact on Ternium’s comprehensive results. Ternium’s currency translation adjustments results included the effect of the devaluation of the Brazilian real on the value of Ternium’s investment in Usiminas as measured in U.S. dollars, amounting to a loss of $108.8 million in 2020, a loss of 19.7 million in 2019 and a loss of $72.5 million in 2018.
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
Goodwill impairment test. Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator. Goodwill is tested at the lowest levels for which there are separately identifiable cash flows (each, a CGU). Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in note 3(f) to the consolidated financial statements included elsewhere in this annual report:
•Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the value in use.
•To carry out these tests, assets are grouped at the lowest level for which there are separately identifiable cash flows (each, a CGUs). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

•Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU’s activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.
•Ternium uses, for the steel segment impairment tests, cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. For the mining segment impairment tests, Ternium uses cash flow projections for the whole lives of the mines based on past performance and expectations of market development. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.
•Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections.
•As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.
The discount rates used are based on the weighted average cost of capital, which is considered to be a good indicator of cost of capital. As of December 31, 2020 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 8.87% (as of December 31, 2019 was 9.80%).

At December 31, 2020, 2019 and 2018, no impairment charges to CGUs with allocated goodwill resulted from the impairment tests performed. Any future impairment charge could have a material adverse effect on Ternium’s results of operations, financial condition and net worth.
Income taxes. Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, due to uncertain tax positions, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. For further information, see note 10 to the consolidated financial statements included elsewhere in this annual report.
Loss contingencies. Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, uncertain tax positions, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of the financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounted to $80.6 million as of December 31, 2020 and $613.4 million as of December 31, 2019. For further information, see note 24(i) to the consolidated financial statements included elsewhere in this annual report.
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

As of December 31, 2020, and December 31, 2019, the Company recorded no allowance for net realizable value and $58.6 million and $62.2 million, respectively, as allowance for obsolescence.
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
When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:
•whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;
•whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;
•whether the carrying amount of the net assets of the entity is more than its market capitalization;
•whether evidence is available of obsolescence or physical damage of an asset;
•whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite;
•whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected;
•whether it is becoming probable that the investee will enter bankruptcy or other financial reorganization, or is experiencing other financial difficulty;
•whether observable data indicates that there is a measurable decrease in the estimated future cash flows of the investee since the initial recognition; and
•whether the lender of the investee, for economic or legal reasons relating to the investee’s financial difficulty, has granted a concession that the lender would not otherwise consider.
Considering the economic situation in Argentina as of December 31, 2019, and as of June 30, 2020, the Company tested the recoverability of its investment in Ternium Argentina as of such dates, resulting in no impairment charges to be recognized. As of December 31, 2020, no new impairment triggers were detected and, consequently, no further impairment test was undertaken.

The Company also tested the recoverability of its investments in the remaining subsidiaries as of June 30, 2020, due to the pandemic, resulting in no impairment charges to be recognized. Considering that no new impairment indicators were identified in the remaining subsidiaries as of December 31, 2020, the Company additionally tested the value of the goodwill for impairment, resulting in no impairment charges to be recognized. Consequently, during the years 2020, 2019 and 2018, no impairment charges were recorded in connection with assets that have an indefinite useful life (including goodwill). Based on the information currently available to us, as of the date of this annual report, the Company is not aware of any factors that would lead to the recognition of future impairment charges. Notwithstanding that, any such impairment charges could have a material adverse effect on Ternium’s results of operations, financial condition and net worth.

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
As of December 31, 2020 and December 31, 2019, allowance for doubtful accounts totalled $10.5 million and $13.0 million, respectively.
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
Mining reserve estimates. Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s mining concessions. In order to estimate reserves, a range of geological, technical and economic factors are required to be considered. Estimating the quantity and/or grade of reserves requires complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.
Changes in reported reserves may affect the Company’s financial results and financial position, including the following:
•Asset carrying amounts may be affected due to changes in estimated future cash flows.
•Depreciation and amortization charges may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.
•Stripping costs recognized in Mining assets or charged to results may change due to changes in stripping ratios or the units of production basis of depreciation.
•Asset retirement obligations may change where changes in estimated reserves affect expectations about the timing or cost of these activities.
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
Valuation of lease liabilities and right-of-use assets. The application of IFRS 16 to the Company's leases requires the Company to make judgments that affect the recognition and valuation of lease liabilities and right-of-use assets, including the determination of the contracts within the scope of the standard, the contract term and the interest rate used for the discount of future cash flows.

The lease term determined by the Company generally consists of non-cancellable period of the lease contracts, any periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option. The same term is applied to determine the economic useful life of right-of-use assets.

The present value of the lease payments is determined using the discount rate representing a risk-free interest rate, adjusted by a spread related to the credit quality of the Company in each location, and the currency rate in connection with each lease contract.

Change in the functional currency of Argentine subsidiaries. The determination of the functional currency requires management to make significant judgments. Ternium Argentina has performed a review of its functional currency and concluded that the currency that most faithfully represents the economics effects of the entity is the US dollar and therefore its functional currency has changed from the local currency to the US dollar. This change was prospective from January 1, 2020, and did not affect the balances at December 31, 2019, nor results or cash flows for the year then ended.

This determination was based on the following considerations:
•In the last two years, the exchange rate of the Argentine peso has been severely affected by devaluations against the US dollar and Argentina continues to be a highly inflationary economy. These events had very limited impact on sales prices in US dollars;
•In this context, there is also a greater proportion of total production costs in US dollars;
•Furthermore, new global trade restrictions, affecting the international trade of steel along with limited restrictions of imports in Argentina, have led to a greater correlation of local prices to global prices.
•While factors looked at in the determination of the functional currency were always mixed, currently most of revenue and costs of production are negotiated and priced in US dollars.

The change in functional currency of Ternium Argentina significantly reduced the volatility of the Company’s earnings that had resulted from foreign exchange movements and the application of IAS 29 - Financial Reporting in Hyperinflationary Economies.
A.    Results of Operations
The following discussion and analysis of our financial condition and results of operations are based on the consolidated financial statements included elsewhere in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. For further information, see “Presentation of Certain Financial and Other Information—Accounting Principles” and notes 2 and 3 to the consolidated financial statements included elsewhere in this annual report. The following discussion should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report.

Selected consolidated income statement data	For the year ended December 31,
In thousands U.S. dollars (except number of shares and per share data)
	2020(1)	2019	2018	2017	2016

Net sales	8,735,435	10,192,818	11,454,807	9,700,296	7,223,975
Cost of sales	(7,099,923)	(8,452,440)	(8,483,328)	(7,403,025)	(5,384,390)

Gross profit	1,635,512	1,740,378	2,971,479	2,297,271	1,839,585
Selling, general and administrative expenses	(762,882)	(897,475)	(876,764)	(824,247)	(687,942)
Other operating income (expenses), net(2)	206,843	21,663	13,656	(16,240)	(9,925)

Operating income	1,079,473	864,566	2,108,371	1,456,784	1,141,718

Finance expense	(46,644)	(88,284)	(131,172)	(114,583)	(89,971)
Finance income	49,421	29,071	21,236	19,408	14,129
Other financial income (expenses), net	19,554	(39,756)	(69,640)	(69,915)	37,957
Equity in earnings of non-consolidated companies	57,555	60,967	102,772	68,115	14,624

Profit before income tax expense	1,159,359	826,564	2,031,567	1,359,809	1,118,457
Income tax expense	(291,488)	(196,519)	(369,435)	(336,882)	(411,528)

Profit for the year	867,871	630,045	1,662,132	1,022,927	706,929

Attributable to:
Owners of the parent	778,468	564,269	1,506,647	886,219	595,644
Non-controlling interest	89,403	65,776	155,485	136,708	111,285

Profit for the year	867,871	630,045	1,662,132	1,022,927	706,929

Depreciation and amortization	631,051	661,112	589,299	474,299	406,890
Weighted average number of shares outstanding(3)	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic earnings per share ($)(4)(5)	0.40	0.29	0.77	0.45	0.30
Basic earnings per ADS ($)(4)(5)	3.97	2.87	7.67	4.51	3.03
Dividends paid per share ($)	n/a	—	0.12	0.11	0.10
Dividends paid per ADS ($)	n/a	—	1.20	1.10	1.00

(1)The functional currency of Ternium's subsidiary Ternium Argentina has changed from the Argentine Peso to the US dollar. This change is prospective from January 1, 2020, and does not affect the balances at December 31, 2019, 2018, 2017 and 2016, nor results or cash flows for the years then ended.
(2)Other operating income, net, in 2020 included a $186.0 million non-cash gain related to the derecognition of a contingency on ICMS tax benefits at Ternium Brasil (imposto sobre circulação de mercadorias e prestação de serviços). For more information see Item 8 “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Outstanding Legal Proceedings—ICMS deferral tax benefit – Action of Unconstitutionality.”Of the 2,004,743,442 shares issued as of December 31, 2020, the Company held 41,666,666 that were repurchased from Usiminas on February 15, 2011. Such shares were not considered outstanding for purposes of the calculation of the weighted average number of shares.
(3)International Accounting Standard N° 1 (IAS 1) (revised) requires that income for the year as shown in the income statement includes the portion attributable to non-controlling interest. Basic earnings per share and basic earnings per ADS, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.
(4)Diluted earnings per share and per ADS (expressed in $ per share or ADS), equals basic earnings per share or ADS, respectively.

Selected consolidated balance sheet data	At December 31,
In thousands of U.S. dollars (except number of shares and per share data)
	2020(1)	2019	2018	2017	2016

Non-current assets	8,289,460	8,757,320	8,121,824	7,727,283	5,622,556
Property, plant and equipment, net	6,504,681	6,539,581	5,817,609	5,349,753	4,135,977
Other non-current assets (2)(3)	1,784,779	2,217,739	2,304,215	2,377,530	1,486,579
Current assets	4,566,775	4,178,213	4,426,038	4,395,283	2,700,314
Cash and cash equivalents	537,882	519,965	250,541	337,779	183,463
Other current assets	4,023,927	3,656,150	4,173,348	4,054,741	2,506,603
Non-current assets classified as held for sale	4,966	2,098	2,149	2,763	10,248

Total assets	12,856,235	12,935,533	12,547,862	12,122,566	8,322,870

Capital and reserves attributable to the owners of the parent	7,286,115	6,611,665	6,393,255	5,010,424	4,391,298
Non-controlling interest	1,157,038	1,103,208	1,091,321	842,347	775,295

Non-current liabilities	2,559,485	3,452,535	3,236,756	3,442,521	1,324,785
Borrowings	1,327,289	1,628,892	1,637,101	1,716,337	396,742
Deferred tax liabilities	346,485	403,278	474,431	513,357	609,004
Other non-current liabilities(3)	885,711	1,420,365	1,125,224	1,212,827	319,039
Current liabilities	1,853,597	1,768,125	1,826,530	2,827,274	1,831,492
Borrowings	395,604	559,782	399,856	1,505,570	821,893
Other current liabilities	1,457,993	1,208,343	1,426,674	1,321,704	1,009,599

Total liabilities	4,413,082	5,220,660	5,063,286	6,269,795	3,156,277

Total equity and liabilities	12,856,235	12,935,533	12,547,862	12,122,566	8,322,870

Number of shares	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776
(1)The functional currency of Ternium's subsidiary Ternium Argentina has changed from the Argentine Peso to the US dollar. This change is prospective from January 1, 2020, and does not affect the balances at December 31, 2019, 2018, 2017 and 2016, nor results or cash flows for the years then ended.
(2)Includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of $662.3 million as of December 31 of each year.
(3)In 2020, the Company recognized a $186.0 million non-cash gain related to the derecognition of a contingency on ICMS tax benefits at Ternium Brasil (imposto sobre circulação de mercadorias e prestação de serviços), including a $380.1 million reduction in other non-current liabilities and a $194.1 million reduction in other non-current assets. For more information see Item 8 “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Outstanding Legal Proceedings—ICMS deferral tax benefit – Action of Unconstitutionality."

Fiscal Year Ended December 31, 2020 compared to Fiscal Year Ended December 31, 2019
Overview
During 2020, the global economy was deeply affected by the COVID-19 pandemic and the measures taken around the world to contain the spread of the SARS-CoV-2 virus, which resulted in a global crisis with an unprecedented speed and severity in recent history. Although activity levels around the globe improved steadily during the second half of 2020 from a slump in the second quarter, new waves of infection have been spreading in various regions triggering new preventive measures to contain it. There remains considerable uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the virus appearing and the vaccination programs yet in their early stages.

At the start of the COVID-19 outbreak, Ternium took prompt action to mitigate the impact of the pandemic and the crisis, and adapted its operations on a country-by-country basis to comply with applicable rules and requirements. These actions included:

- Occupational health and safety. Ternium prioritizes the occupational health and safety of its employees, customers and suppliers, and has adopted new protocols to ensure a safe working environment involving the use of face masks, temperature checks, strict social distancing and workplace disinfection policies including the Company's transportation, site entry and common working areas. In addition, we have implemented remote working where possible and procedures to track individuals showing compatible COVID-19 symptoms and their close contacts. Throughout the pandemic, Ternium operated all facilities under strict sanitary protocols, which included daily temperature checks for all on-site workers and prompt testing of all individuals to ensure proactive contagion prevention. The Company also conducted an extensive communications program across its facilities to promote health and wellness protocols at both work and home. The Company's digital sales portal, Webservice, contributed to safe working practices by channeling approximately 77% of total orders placed by commercial customers in 2020, with a year-over-year increase in utilization of this portal compared to the 70% achieved before the COVID-19 outbreak. As of the date of this annual report, remote work and other work arrangements have not adversely affected Ternium’s ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

- Operations. Ternium has adjusted its operations to continue to supply steel products to essential sectors and other customers and, at the same time, observe lockdowns and operating restrictions imposed in several jurisdictions. Ternium's training programs were reinforced with webinars and online workshops.

- Liquidity. During the second quarter of 2020, Ternium took steps to ensure the continued strength of its financial position, including the optimization of operations and overhead costs, and the reduction of working capital. In order to mitigate the impact of the then expected lower sales, Ternium reduced its capital expenditure commitments for 2020 by slowing down or postponing investment projects, such as the new hot-rolling mill in Pesquería, Mexico, which is now expected to commence operations during mid-2021. Moreover, on April 28, 2020, Ternium's Board of Directors withdrew its annual dividend proposal for fiscal year 2019. Ternium's net debt position decreased during 2020, from $1.5 billion at the end of December 2019 (borrowings of $2.2 billion less cash and equivalents plus other investments of $0.7 billion) to $371.5 million at the end of December 2020 (borrowings of $1.7 billion less cash and cash equivalents plus other investments of 1.4 billion).

- Support to third parties. To support our small and medium-sized customers and suppliers, we reinforced the financial assistance provided under the ProPymes program and the assistance in obtaining loans from local financial institutions. In addition, new tools were incorporated to ensure the continuity of ProPymes advisory and training activities, on both remote and online formats.

- To support nearby communities, Ternium acted to strengthen medical response capabilities through a special funding program mainly focused on the supply of medical equipment and personal protection gear to community health centers. Reinforcement plans were designed in cooperation with hospital authorities in each of the communities near Ternium's facilities, taking into consideration local population age and available healthcare infrastructure. Under this program, Ternium provided infrastructure and equipment to 14 hospitals and healthcare facilities in four countries, including equipment for intensive care units. In addition, we provided support to health centers in the process of adapting their infrastructure; we manufactured face masks at our facilities and supported local entrepreneurs' initiatives for ventilator manufacturing. In addition, in Monterrey, Mexico, Ternium constructed and operated a field hospital with 100 beds and 10 intensive care units for the community.

- To foster knowledge sharing on COVID-19 disease treatments, we created a network of medical professionals together with our affiliate Tenaris. Seventy doctors from local communities in Mexico, Argentina and Brazil participated in a virtual meeting with their colleagues at Humanitas, an Italian network of hospitals controlled by the Techint Group. Through this platform, Humanitas' know-how on dealing with the COVID-19 outbreak in Italy was made available at a public virtual campus.

- Alongside the Fundación Hermanos Agustín y Enrique Rocca (Agustín and Enrique Rocca Brothers Foundation), and Tenaris, Ternium contributed food for vulnerable families through the #SeamosUno project in Argentina. In addition, Ternium provided food support for families of children participating at its educational programs in Rio de Janeiro, Brazil, and for families of students at the Roberto Rocca Technical School in Pesquería, Mexico.

With net debt to last twelve months EBITDA ratio of 0.2 times at the end of December 2020, Ternium exhibited a solid overall liquidity position with adequate capital and financial resources. Net debt at the end of December 2020 is calculated as borrowings of $1.7 billion less cash and cash equivalents plus other investments of 1.4 billion. Last twelve months EBITDA is calculated as operating income of $1.1 billion adjusted to exclude depreciation and amortization of $631.1 million and a $186.0 million non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil. Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and pay dividends. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

Based on information available to the management as of the date of this annual report, management does not expect to incur any material COVID-19-related contingency, and it considers its allowance for doubtful accounts sufficient to cover risks that could arise from credits with customers in accordance with IFRS 9.

During 2020, shipments in the Mexican market were 5.9 million tons, representing 52% of Ternium’s total steel shipments. Shipments in the Southern Region were 1.9 million tons in 2020, or 17% of Ternium’s consolidated shipments in the steel segment, most of which are destined for the Argentine market. Shipments in the Other Markets region were 3.5 million tons in 2020, or 31% of Ternium’s consolidated shipments in the steel segment. Our major shipment destinations in the Other Markets region are usually the United States, Brazil, Colombia and Central America.

Net sales in 2020 were $8.7 billion, including steel products net sales of $8.5 billion on steel shipments of 11.4 million tons, other products net sales of $177.7 million and iron ore products net sales of $390.5 million on iron ore shipments of 3.8 million tons. Most of the iron ore production was consumed in our steel operations. Steel revenue per ton was $748 in 2020, lower than revenue per ton in 2019, mainly reflecting a weak steel price environment during the first half of 2020, particularly at the start of the COVID-19 outbreak, partially offset by a consistent recovery during the second half of the year.

Steel Shipments by Country in 2020

Other, 7%
Colombia, 4%
Brazil, 8%
USA, 14%
Argentina, 15%
Mexico, 52%

Equity holders' net income in 2020 was $778.5 million, equivalent to earnings per ADS of $3.97. Operating income was $1.1 billion in 2020, including a non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil equivalent to $0.95 per ADS. Net cash provided by operating activities was $1.8 billion, including a working capital reduction of $352.8 million. In 2020, Ternium’s capital expenditures were $560.0 million, down 47% year-over-year, reflecting the conclusion of some expansion projects and Ternium's decision to slow or postpone several other projects across its facilities, including its new hot-rolling mill in the company’s Pesquería industrial center in Mexico. The main investments carried out during 2020 included those made for the new hot-rolling mill, the capacity expansion of the pulverized coal injection system in our Rio de Janeiro unit in Brazil, and projects aimed at further improving environmental and safety conditions throughout our main facilities.

With net cash provided by operating activities of $1.8 billion and capital expenditures of $560.0 million, Ternium's net debt position reached $371.5 million at the end of December 2020, down from $1.5 billion at the end of December 2019, with a net debt to last twelve months EBITDA ratio of 0.2 times. Net debt in 2020 is calculated as borrowings of $1.7 billion less cash and cash equivalents plus other investments of 1.4 billion, and in 2019 as borrowings of $2.2 billion less cash and cash equivalents plus other investments of $0.7 billion. Last twelve months EBITDA is calculated as operating income of $1.1 billion adjusted to exclude depreciation and amortization of $631.1 million and a $186.0 million non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil. EBITDA, net debt position, net debt over last twelve months EBITDA and free cash flow are non-IFRS alternative performance measures. Please see Exhibit 7.2 for more information on these measures.

Summary Results

	2020	2019	Dif.
Steel shipments (tons)	11,360,000	12,511,000	-9%
Iron ore shipments (tons)	3,797,000	3,576,000	6%
Net sales ($ million)	8,735.4	10,192.8	-14%
Operating income ($ million)	1,079.5	864.6	25%
EBITDA[1] ($ million)	1,524.5	1,525.7	—
EBITDA[2] margin (% of net sales)	17%	15%	248 bps
EBITDA[3] per ton ($)	134.2	121.9	10%
Financial result, net ($ million)	22.3	(99.0)	-123%
Income tax result ($ million)	(291.5)	(196.5)	48%
Profit for the year ($ million)	867.9	630.0	38%
Profit attributable to owners of the parent ($ million)	778.5	564.3	38%
Basic earnings per ADS ($)	3.97	2.87	38%

1 EBITDA equals operating income of $1.1 billion adjusted to exclude depreciation and amortization of $631.1 million and a $186.0 million non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil.
2 EBITDA margin equals EBITDA of $1.5 billion divided by net sales of $8.7 billion.
3 EBITDA per ton equals EBITDA of $1.5 billion divided by steel shipments of 11.4 million tons.
Ternium's main steel markets contracted in 2020, negatively affected by the impact of the COVID-19 pandemic on economic activity. A trough in steel demand during the second quarter, however, gave way to a steady recovery during the second half of the year, helped by a gradual rebuilding of inventories and a shift in consumption patterns toward consumer durables and housing. Consequently, total steel shipments in 2020 were 11.4 million tons, down 1.2 million tons compared to 2019, mainly reflecting lower shipments of slabs to third parties and of finished steel in the Mexican market.

Shipments in Mexico, Ternium's main steel market, decreased 6% year-over-year to 5.9 million tons. The country's manufacturing industries gradually ramped up production during the second half of 2020, following a trough in the second quarter, and achieved pre-pandemic levels during the fourth quarter.

Ternium's shipments in the Southern Region reached 1.9 million tons in 2020, down 1% year-over-year. Activity in the construction and industrial sectors recovered during the second half of 2020, supported by increased demand of durable goods and construction materials in Argentina. This shift in consumption patterns led to a high level of shipments in the fourth quarter, above those prevailing before the COVID-19 outbreak.

In the Other Markets region, Ternium's finished steel shipments in 2020 were slightly down year-over-year with lower shipments in Colombia, due to the impact of the pandemic, and higher shipments in the US market. During the second half of 2020, our slab facility in Brazil returned to full capacity from minimum utilization rates in April, and increased its integration with other Ternium's mills.

The Company’s consolidated net income in 2020 was $867.9 million on operating income of $1.1 billion. Operating income increased year-over-year despite lower shipments, mainly reflecting a $186.0 million non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil, lower purchased slab, raw material and energy costs, and the positive impact on costs of weak local currencies vis-a-vis the US dollar, partially offset by lower revenue per ton and the negative impact on costs of lower mill utilization rates.

Net Sales
Net sales in 2020 were $8.7 billion, 14% lower than net sales in 2019. The following table outlines Ternium’s consolidated net sales for 2020 and 2019.

	Net Sales ($ million)			Shipments (thousand tons)			Revenue/Ton ($/ton)

	2020	2019	Dif.	2020	2019	Dif.	2020	2019	Dif.
Mexico	4,568.3	5,326.7	-14%	5,913	6,305	-6%	773	845	-9%
Southern Region	1,761.9	1,696.6	4%	1,924	1,938	-1%	916	875	5%
Other Markets	2,171.6	2,866.7	-24%	3,523	4,268	-17%	616	672	-8%
Total steel products	8,501.8	9,890.1	-14%	11,360	12,511	-9%	748	790	-5%

Other products (7)	177.7	296.1	-40%
Steel reporting segment	8,679.5	10,186.2	-15%

Mining reporting segment	390.5	364.1	7%	3,797	3,576	6%	103	102	1%

Intersegment eliminations	(334.6)	(357.4)
Net sales	8,735.4	10,192.8	-14%
(7) The item “Other products” primarily includes Ternium Brasil's and Ternium Mexico's electricity sales.

Cost of Sales
Cost of sales was $7.1 billion in 2020, a decrease of $1.4 billion compared to 2019. This was principally due to a $1.2 billion, or 18%, decrease in raw material and consumables used, mainly reflecting a 9% decrease in steel shipment volumes and lower purchased slabs, raw material and energy costs; and to a $186.9 million decrease in other costs, mainly including a $95.7 million decrease in maintenance expenses, a $65.6 million decrease in labor costs and a $38.4 million decrease in services and fees partially offset by a $18.3 increase in depreciation of property, plant and equipment.

Selling, General and Administrative (SG&A) Expenses
SG&A expenses in 2020 were $762.9 million, or 9% of net sales, a decrease of $134.6 million compared to SG&A expenses in 2019 mainly due to $45.1 million decrease in amortization of intangible assets, a $34.7 million decrease in services and fees and office expenses, a $22.6 million decrease in labor costs, a $24.2 million decrease in freight and transportation and a $6.9 million decrease in taxes.

Other net operating income
Other net operating income in 2020 was $206.8 million, compared to other net operating income of $21.7 million in 2019. Other operating income in 2020 included a $186.0 million non-cash gain related to the derecognition of a contingency on ICMS tax benefits at Ternium Brasil (imposto sobre circulação de mercadorias e prestação de serviços). For more information, see note 8 “Other operating income (expenses), net" and 24(i) (g) "Contingencies, commitments and restrictions on the distribution of profits” to our consolidated financial statements included in this annual report.

Operating Income
Operating income in 2020 was $1.1 billion, or 12% of net sales, compared to operating income of $864.6 million, or 8% of net sales in 2019. The following table outlines Ternium’s operating income by segment for 2020 and 2019:

	Steel Segment		Mining Segment		Intersegment Eliminations		Total
$ million
	2020	2019	2020	2019	2020	2019	2020	2019

Net Sales	8,679.5	10,186.2	390.5	364.1	(334.6)	(357.4)	8,735.4	10,192.8
Cost of sales	(7,172.6)	(8,552.5)	(268.9)	(259.5)	341.6	359.6	(7,099.9)	(8,452.4)
SG&A expenses	(740.1)	(885.1)	(22.8)	(12.3)	—	—	(762.9)	(897.5)
Other operating income (expense), net	209.0	21.9	(2.1)	(0.3)	—	—	206.8	21.7
Operating income	975.8	770.5	96.7	91.9	7.0	2.2	1,079.5	864.6

EBITDA[1]	1,370.6	1,383.2	146.9	140.3	7.0	2.2	1,524.5	1,525.7

1 EBITDA equals operating income of $1.1 billion adjusted to exclude depreciation and amortization of $631.1 million and a $186.0 million non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil.

Net Financial Results
Net financial results were a $22.3 million gain in 2020, mainly reflecting investment returns on Ternium's liquidity position. In 2019, net financial results were a loss of $99.0 million.

Equity in Results of Non-Consolidated Companies
Equity in results of non-consolidated companies was a gain of $57.6 million in 2020, compared to a gain of $61.0 million in 2019 mainly due to lower results from Ternium's investment in Usiminas partially offset by higher results from Ternium's investment in Techgen.

Income Tax Expense
Income tax expense in 2020 was $291.5 million or an effective tax rate of 25%, compared to $196.5 million in 2019, or an effective tax rate of 24%.
Net Income Attributable to Non-controlling Interest
Net gain attributable to non-controlling interest in 2020 was $89.4 million, higher than a net gain of $65.8 million in 2019 mainly reflecting improved results at Ternium Argentina.

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

Net income attributable to Ternium's equity owners in 2019 was $564.3 million, or $2.87 per ADS, on operating income of $864.6 million. Free cash flow was $595.4 million, with a high level of capital expenditures being partially offset by a $572.7 million reduction in working capital. Free cash flow in 2019 was calculated as net cash provided by operating activities of $1.6 billion less capital expenditures of $1.1 billion.

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

Ternium's net debt position reached $1.5 billion at the end of December 2019, with a net debt to last twelve months EBITDA ratio of 1.0 time. Net debt in 2019 was calculated as borrowings of $2.2 billion less cash and cash equivalents plus other investments of $0.7 billion, and EBITDA was calculated as operating income of $864.6 million adjusted to exclude depreciation and amortization of $661.1 million.

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

EBITDA, net debt position and net debt over last twelve months EBITDA are non-IFRS alternative performance measures. Please see Exhibit 7.2 for more information on these measures.

Net Sales
Net sales in 2019 were $10.2 billion, 11% lower than net sales in 2018. The following table outlines Ternium’s consolidated net sales for 2019 and 2018:

	Net sales (in millions of U.S. dollars)
	2019	2018	Dif.
Mexico	5,326.7	6,134.0	(13)%
Southern Region	1,696.6	1,933.4	(12)%
Other Markets	2,866.7	3,023.6	(5)%
Total steel products consolidated net sales	9,890.1	11,091.0	(11)%
Other products (1)	296.1	362.4	(18)%
Total steel segment net sales	10,186.2	11,453.4	(11)%

Total mining segment net sales	364.1	282.0	29%

Intersegment eliminations	(357.4)	(280.6)

Total consolidated net sales	10,192.8	11,454.8	(11)%
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

Operating income
Operating income in 2019 was $864.6 million, or 8% of net sales, compared to operating income of $2.1 billion, or 18% of net sales, in 2018. The following table outlines Ternium’s operating income by segment for 2019 and 2018:

In millions of U.S. dollars	Steel segment		Mining segment		Intersegment eliminations		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Net Sales	10,186.2	11,453.4	364.1	282.0	(357.4)	(280.6)	10,192.8	11,454.8
Cost of sales	(8,552.5)	(8,524.9)	(259.5)	(239.9)	359.6	281.5	(8,452.4)	(8,483.3)
SG&A expenses	(885.1)	(860.9)	(12.3)	(15.9)	—	—	(897.5)	(876.8)
Other operating income (expense), net	21.9	12.9	(0.3)	0.7	—	—	21.7	13.7
Operating income	770.5	2,080.6	91.9	26.9	2.2	0.8	864.6	2,108.4
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

Net sales of mining products in 2019 were 29% higher than those in 2018, with 31% higher revenue per ton and a 1% decrease in shipments.

	Mining segment
	2019	2018	Dif.
Net Sales (million of U.S. dollars)	364.1	282.0	29%
Shipments (thousands of tons)	3,575.9	3,616.3	-1%
Revenue per ton ($/ton)	102	78	31%
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

B.    Liquidity and Capital Resources
We obtain funds from our operations, as well as from short-term and long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, as well as our acquisitions and dividend payments (for further information on capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program”). We hold money market investments, time deposits and variable-rate or fixed-rate securities. Our gross financial indebtedness decreased in the 2019-2020 period, from $2.0 billion at the end of 2018 to $1.7 billion at the end of 2020.

The following table shows the changes in our cash and cash equivalents for each of the periods indicated below:

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019	2018
Net cash provided by operating activities	1,761,246	1,647,619	1,739,265
Net cash used in investing activities	(1,176,867)	(1,196,574)	(457,012)
Net cash used in financing activities	(506,254)	(150,507)	(1,322,272)
Increase (decrease) in cash and cash equivalents	78,125	300,538	(40,019)
Effect of exchange rate changes	(60,208)	(31,114)	(47,219)
Cash and cash equivalents at the beginning of the year	519,965	250,541	337,779
Cash and cash equivalents at the end of the year (1)	537,882	519,965	250,541
(1)    In addition to cash and cash equivalents, at December 31, 2020, 2019 and 2018, Ternium had $813.5, $212.3 and $44.5 million of other investments with maturities of more than three months, respectively, and $0.1, $0.1 and $2.2 million in restricted cash, respectively.
Changes in cash and cash equivalents between December 31, 2019 and December 31, 2020
Overview
During 2020, Ternium’s primary source of funding was cash provided by operating activities. Cash and cash equivalents as of December 31, 2020 was $537.9 million, a $17.9 million increase from $520.0 million at the end of the previous year. In addition to cash and cash equivalents, as of December 31, 2020, we held other investments with maturity of more than three months for a total amount of $816.2 million, increasing $600.9 million compared to December 31, 2019.

Operating activities
Net cash provided by operating activities in 2020 was $1.8 billion. Working capital decreased by $352.8 million in 2020 as a result of an aggregate $237.9 million increase in accounts payable and other liabilities and $156.5 million decrease in inventories, partially offset by an aggregate $41.6 million increase in trade and other receivables. The inventory value decrease in 2020 was due to a $88.7 million lower steel volume, a $39.8 million inventory value decrease in raw materials, supplies and other, and a $28.0 million lower cost of steel.

	Change in inventory Dec’20 / Dec’19 (in millions of U.S. dollars)
	Price	Volume	Total
Finished steel goods	(1.1)	(63.0)	(64.1)
Steel goods to undergo processing	(26.9)	(25.7)	(52.6)

Total steel goods	(28.0)	(88.7)	(116.7)

Raw materials, supplies and allowances			(39.8)
Total			(156.5)
Investing activities
Net cash used in investing activities in 2020 was $1.2 billion, primarily attributable to capital expenditures of $560.0 million and an increase of $600.9 million in financial investments with maturities of more than three months. The main investments carried out during 2020 included those made for the new hot-rolling mill in Pesquería, Mexico, the capacity expansion of the pulverized coal injection system in our Rio de Janeiro unit in Brazil, and projects aimed at further improving environmental and safety conditions throughout our main facilities.

Financing activities
Net cash used in financing activities was $506.3 million in 2020, primarily attributable to net repayment of borrowings of $464.1 million and financial lease payments of $42.1 million.

Principal Sources of Funding
Funding Policy

Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. We obtain financing primarily in U.S. dollars, Argentine pesos and Colombian pesos. Whenever feasible, management bases its financing decisions, including the election of currency, term and type of facility, on the intended use of proceeds for the proposed financing and on costs. For information on our financial risk management, see note 28 “Financial risk management” to our consolidated financial statements included in this annual report.

Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and pay dividends. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

Financial Liabilities
Our financial liabilities consist mainly of loans with financial institutions. As of December 31, 2020, these facilities were mainly denominated in U.S. dollars (97% of total financial liabilities). Total financial debt (inclusive of principal and interest accrued thereon) decreased by $465.8 million in the year, from $2.2 billion as of December 31, 2019, to $1.7 billion as of December 31, 2020. As of December 2020, current borrowings were 23% of total borrowings, none of which corresponded to borrowings with related parties.

Net financial debt decreased by $1.1 billion in 2020, from $1.5 billion as of December 31, 2019, to $371.5 million as of December 31, 2020. Net financial debt as of December 31, 2020 equaled 0.2 times 2020 EBITDA. Net financial debt as of December 31, 2020 was calculated as borrowings of $1.7 billion less cash and cash equivalents plus other investments of 1.4 billion, and as of December 31, 2019, as borrowings of $2.2 billion less cash and cash equivalents plus other investments of 0.7 billion. 2020 EBITDA was calculated as operating income of $1.1 billion adjusted to exclude depreciation and amortization of $631.1 million and a $186.0 million non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil. . Net debt over last twelve months EBITDA is a non-IFRS alternative performance measures—please see Exhibit 7.2 for more information on this measure.

Ternium’s weighted average interest rate for 2020 was 1.4%, compared to a 2.9% average interest rate in 2019. This rate was calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of each instrument as of December 31, 2020. Such rates do not include the effect of derivative financial instruments, nor fluctuations in the exchange rate between the instrument’s currencies and the U.S. dollar.

Most Significant Borrowings and Financial Commitments
Our most significant borrowings as of December 31, 2020, were those outstanding under Ternium Mexico’s 2018 syndicated loan facility, Ternium Brasil’s 2019 syndicated loan facility, Ternium Investments’ 2017 syndicated loan facility to finance the acquisition of Ternium Brasil and related transactions, and Tenigal’s 2012 syndicated loan facility.

$ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2020	Maturity
2012/2013	Tenigal	Syndicated loan	200	50	July 2022
September 2017	Ternium Investments	Syndicated loan	1,500	400	September 2022
June 2018	Ternium Mexico	Syndicated loan	1,000	500	June 2023
August 2019	Ternium Brasil	Syndicated loan	500	500	August 2024
The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, and compliance with financial ratios (e.g., leverage ratio). As of December 31, 2020, we were in compliance with all covenants under our loan agreements. Our most significant financial commitments as of December 31, 2020, were the following:

- Two stand-by letters of credit covering 48% of the funding of a debt service reserve account under a syndicated loan agreement between Techgen and several banks. Proceeds from the syndicated loan were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks for the construction of its facilities. As of December 31, 2020, the amount guaranteed was approximately $21.4 million.

- A corporate guarantee covering 48% of the outstanding value of transportation capacity agreements among Techgen, Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC, ending during the second half of 2036. As of December 31, 2020, the outstanding value of this commitment was approximately $221.8 million, and our exposure under the guarantee issued in connection with these agreements amounted to $106.5 million.

- A guarantee letter issued by Ternium Mexico covering up to approximately $62.5 million of the obligations of Techgen under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power S.A. de C.V. The amount of the guarantee equals the amount payable by Techgen in the event it decides to terminate the agreement prior to its expiration (and, accordingly, the guaranteed amount decreases progressively). The trading agreement was signed on May 25, 2018 and terminates on June 30, 2041.

- A guarantee letter issued by Ternium Mexico covering up to approximately $25 million of the obligations of Corporativo Empresarial GIMSA, S.A. de C.V., or GIMSA, under the natural gas trading agreement between GIMSA and BP Energía México, or BPEM. The credit line granted by BPEM in connection with this natural gas trading agreement amounted to approximately $25 million. As of December 31, 2020, the outstanding amount under the natural gas trading agreement was $9.5 million, which is lower than the amount of the guarantee letter issued by Ternium Mexico.

In addition, Ternium has various off-balance sheet commitments to purchase raw materials, energy (natural gas and electricity), supplies (air, oxygen, nitrogen and argon), production equipment and logistic services. Off-balance sheet commitments are discussed in note 24 (ii) to our consolidated financial statements included elsewhere in this annual report.
For further information on our derivative financial instruments, financial leases, borrowings, commitments and financial risk management, see notes 21, 22, 23, 24 and 28 to our consolidated financial statements included in this annual report.

On February 23, 2021, the Company’s board of directors proposed that an annual dividend of $0.21 per share ($2.10 per ADS), or approximately $412.2 million in the aggregate, be approved at the Company’s annual general shareholders’ meeting, which is scheduled to be held on May 3, 2021. If approved, the dividend will be paid on May 11, 2021.

Declared Dividends
$ per ADS
*Subject to approval by the Annual General Meeting of Shareholders to be held on May 3, 2021.

In 2021, Ternium expects to complete its new hot-rolling mill in its Pesquería unit in Mexico, which will enable us to expand Ternium's presence in Mexico with cutting edge new products and should allow us to substitute high-value-added steel imports targeting the demanding and innovative automotive industry, as well as the home appliance, machinery, energy and construction sectors. The new mill, combined with our service center and distribution capabilities in Mexico, is expected to enable us to enhance customer service and reduce lead-times in the value chain.

This technological leap forward in the country's steel production capacity has been accompanied by additional product research and development capabilities to increase our range of product offerings. Ternium will broaden its dimensional offerings with the most advanced steel grades meeting all industry requirements. The new high-end hot-rolling mill in

Mexico was a logical next step after the acquisition of our slab facility in Brazil, which has an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant. Ternium's industrial center in Pesquería will source high-end slabs from Ternium Brasil and from third parties.

Under the Pesquería greenfield project, in 2013 we inaugurated cold-rolling and galvanizing facilities that strengthened our positioning in the high-end market sector and enabled us to continue displacing imports in key industrial segments like the automotive sector. In 2019, we commenced operations of new hot-dipped galvanizing and painting lines, expanding our product range for industrial markets with the most advanced painting technology in Mexico. With the completion of the new mill, the industrial center in Pesquería will reach an annual production capacity of 4.4 million tons of hot-rolled products, 1.6 million tons of cold-rolled products, 830,000 tons of hot-dipped galvanized products and 120,000 tons of pre-painted products.

Ternium is progressing with the ramp-up of its new steel bar and coil mill in Palmar de Varela, Colombia. With annual production capacity of 520,000 tons, the new steel bar and coil mill has increased our upstream integration in the country. The new mill should enable Ternium to expand its market share in Colombia's dynamic construction sector by offering an alternative to imports in the country's northern region. In addition, we expect to make progress with several projects aimed at improving environmental and safety conditions throughout Ternium's facilities.

However, uncertainties persist regarding the effects of the COVID-19 pandemic on economic activity, which may affect Ternium's markets and results of operations. For more information on the risks associated to the COVID-19 pandemic, see the section "Risk Factors" included in this annual report.

Ternium has adopted a new decarbonization strategy with a medium-term target to reduce Ternium’s carbon dioxide emissions intensity rate by 20% in 2030, compared to its 2018 base rate of 1.7 tons of carbon dioxide per ton of steel. The Company’s strategy to achieve this 2030 reduction target is based upon a multi-faceted approach, including the intensified use of renewable energy at our facilities, increasing the participation of scrap in the metallic mix, increasing carbon capture capacity at our DRI facilities in Mexico, partially replacing coking coal with charcoal at our operations in Brazil and Argentina, and prioritizing lower specific-emission steelmaking technologies and energy efficiency strategies.

The Company will continue analyzing and developing measures to decarbonize its operations over the longer term, based upon current and emerging steel-making technologies, prospects for the availability of raw materials and other inputs, renewable energy and required infrastructure, and appropriate government regulations to promote fair trade, among other guiding factors.

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
In addition to cash and cash equivalents, as of December 31, 2019, we held other investments with maturity of more than three months for a total amount of $212.3 million, increasing $167.7 million compared to December 31, 2018.
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

Principal Sources of Funding
Funding Policies
Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. We obtain financing primarily in U.S. dollars, Argentine pesos and Colombian pesos. Whenever feasible, management bases its financing decisions, including the election of currency, term and type of facility, on the intended use of proceeds for the proposed financing and on costs. For information on our financial risk management, see note 28 “Financial risk management” to our consolidated financial statements included in this annual report.

Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and pay dividends. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

Financial Liabilities
Our financial liabilities consist mainly of loans with financial institutions. As of December 31, 2020, these facilities were mainly denominated in U.S. dollars (97% of total financial liabilities). Total financial debt (inclusive of principal and interest accrued thereon) decreased by $465.8 million in the year, from $2.2 billion as of December 31, 2019, to $1.7 billion as of December 31, 2020. As of December 2020, current borrowings were 23% of total borrowings, none of which represented borrowings from related parties.

The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

In thousands of U.S. dollars	2020	2019	2018
Bank borrowings (1)	1,722,893	2,188,674	2,036,957

Total borrowings	1,722,893	2,188,674	2,036,957

(1)Net of debt issuance costs.
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

	2020	2019	2018
Bank borrowings	1.4%	2.9%	3.7%
Ternium’s weighted average interest rate for 2020 was 1.4%, a decrease compared to the 2.9% average interest rate in 2019. The year-over-year decrease in average interest rates was due mainly to lower U.S. dollar reference rates.
As of December 31, 2020, the maturities of our financial liabilities were as follows:

In thousands of U.S. dollars	1 year	1 – 2	2 – 3	3 – 4	4 – 5	Over 5
At December 31, 2020	Or less	Years	Years	Years	Years	Years	Total
Borrowings (1)(2)	395,604	659,942	136,573	521,415	9,359	—	1,722,893
(1)Borrowings are bank borrowings with third parties.
(2)Net of debt issuance costs.

For information on our derivative financial instruments, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk” and note 21 to the consolidated financial statements included elsewhere in this annual report.

Most Significant Borrowings
Our most significant borrowings as of December 31, 2020, were those outstanding under Ternium Mexico’s 2018 syndicated loan facility, Ternium Brasil’s 2019 syndicated loan facility, Ternium Investments' 2017 syndicated loan facility to finance the acquisition of Ternium Brasil and related transactions, and Tenigal’s 2012 syndicated loan facility.

In Millions of U.S. dollars

			Principal amount
Date	Borrower	Type	Original	Outstanding as of December 31, 2020	Maturity
2012/2013	Tenigal	Syndicated loan	200	50	July 2022
September 2017	Ternium Investments	Syndicated loan	1,500	400	September 2022
June 2018	Ternium Mexico	Syndicated loan	1,000	500	June 2023
August 2019	Ternium Brasil	Syndicated loan	500	500	August 2024
The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio). As of December 31, 2020, we were in compliance with all covenants under our loan agreements.

For further information on our derivative financial instruments, financial leases, borrowings and financial risk management please see notes 21, 22, 23 and 28 to the consolidated financial statements included elsewhere in this annual report.

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
E.    Off-Balance Sheet Arrangements
As of year-end 2020, the Company's most significant financial commitments were the following:
•    Two stand-by letters of credit covering 48% of the funding of a debt service reserve account under a syndicated loan agreement between Techgen and several banks. Proceeds from the syndicated loan were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks for the construction of its facilities. As of December 31, 2020, the amount guaranteed was approximately $21.4 million.
•    A corporate guarantee covering 48% of the outstanding value of transportation capacity agreements among Techgen, Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC, ending during the second half of 2036. As of December 31, 2020, the outstanding value of this commitment was approximately $221.8 million, and our exposure under the guarantee issued in connection with these agreements amounted to $106.5 million.
•    A guarantee letter issued by Ternium Mexico covering up to approximately $62.5 million of the obligations of Techgen under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power S.A. de C.V. The amount of the guarantee equals the amount payable by Techgen in the event it decides to terminate the agreement prior to its expiration (and, accordingly, the guaranteed amount decreases progressively). The trading agreement was signed on May 25, 2018 and terminates on June 30, 2041.
•    A guarantee letter issued by Ternium Mexico covering up to approximately $25 million of the obligations of Corporativo Empresarial GIMSA, S.A. de C.V., or GIMSA, under the natural gas trading agreement between GIMSA and BP Energía México, or BPEM. The credit line granted by BPEM in connection with this natural gas trading agreement amounted to approximately $25 million. As of December 31, 2020, the outstanding amount under the natural gas trading agreement was $9.5 million, which is lower than the amount of the guarantee letter issued by Ternium Mexico.
In addition, as described below, Ternium has various off-balance sheet commitments to purchase raw materials, energy (natural gas and electricity), supplies (air, oxygen, nitrogen and argon), production equipment and logistic services. Off-balance sheet commitments are discussed in note 24 (ii) to the consolidated financial statements included elsewhere in this annual report.
F.    Contractual Obligations
The following table summarizes our contractual obligations at December 31, 2020, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
In millions of U.S. dollars	as of December 31, 2020
		Less than 1	1-3	3-5	After 5
Contractual Obligations	Total	Year	Years	Years	Years
Borrowings (1)	1,722.9	395.6	796.5	530.8	—
Estimated interest payments (2)	55.1	25.6	25.9	3.6	—
Purchase obligations (3)	1,053.1	498.5	137.4	139.1	278.1
Lease liabilities (4)	294.1	42.5	83.8	51.0	116.8
Labor-related obligations (5)	535.3	33.6	64.1	69.7	367.9

Total Contractual Obligations	3,660.5	995.8	1,107.7	794.2	762.8
(1)Borrowings are bank borrowings with third parties. For further information, see “—B. Liquidity and Capital Resources—Principal Sources of Funding.”

(2)In calculating estimated interest payments for our borrowings that bear interest at a floating rate, we use the variable rates in effect in the current interest period, and assume that such rate is fixed over the period(s) measured.
(3)Purchase obligations include mainly raw materials, energy (natural gas, electricity and steam for the production of electricity), supplies (air, oxygen, nitrogen and argon), production equipment and logistic services. For further information see note 24(ii) to the consolidated financial statements included elsewhere in this annual report.
(4)Lease liabilities include mainly buildings and facilities, production equipment, machinery and vehicles. For further information, see note 22 to the consolidated financial statements included elsewhere in this annual report.
(5)Labor-related obligations include post-employment and other employee benefits, asset retirement obligations and termination benefits. For further information see note 20 to the consolidated financial statements included elsewhere in this annual report.
G.    Recent Developments
Annual Dividend Proposal

On February 23, 2021, the Company’s board of directors proposed that an annual dividend of $0.21 per share ($2.10 per ADS), or approximately $412.2 million in the aggregate, be approved at the Company’s annual general shareholders’ meeting, which is scheduled to be held on May 3, 2021. If the annual dividend is approved, it will be paid on May 11, 2021.

Item 6.    Directors, Senior Management and Employees
A.    Directors and Senior Management
Board of Directors
Management of the Company’s is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company's articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company's shares are listed on at least one regulated market, the minimum number of directors must be five. The Company's current board of directors is composed of nine directors.
The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2020, the Company’s board of directors met nine times. A majority of the members of the board of directors in office present or represented at the board of directors' meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.
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

The Company's articles of association provide that the board of directors of the Company may, within the limits of applicable law, (a) delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided, however, that the delegation of the Company's day-to-day management and representation authority to a member of the board of directors shall be subject to the prior authorization of the general shareholders' meeting, (b) delegate to one or more persons, whether or not members of the board of directors, the powers necessary to carry out the Company's decisions (except for approval of material transactions with related parties), (c) confer to one or more persons, whether or not members of the board of directors, the powers deemed to be appropriate for the general technical, administrative and commercial management of the Company, and (d) constitute and determine the responsibilities, powers and authority (including without limitation an audit committee), the members of which may be selected either from among the directors or outside thereof. On June 5, 2020, the board of directors appointed the Company's chief executive as administrateur délégué and delegated to him the power to manage the Company's affairs within the ordinary course of business, to the full extent permitted by Luxembourg law, to direct and supervise the business activities of the Company's subsidiaries and to represent the Company in relation to such matters.
On June 5, 2020, the Company’s annual general shareholders’ meeting resolved to increase the number of directors to nine, approved the re-election of the members of the board of directors, Mr. Ubaldo José Aguirre, Mr. Roberto Bonatti, Mr. Carlos Alberto Condorelli, Mr. Vincent Robert Gilles Decalf, Mr. Adrian Lajous Vargas, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca and Mr. Daniel Agustín Novegil, and appointed Ms. Gioia Ghezzi as a new board member. All board members were elected to hold office until the next annual general shareholders’ meeting. The board of directors subsequently reappointed Paolo Rocca as its chairman, Daniel Novegil as its vice-chairman and Máximo Vedoya as chief executive officer of the Company.
The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as director	Age at December 31, 2020
Paolo Rocca (1)	Chairman	Chairman and CEO of Tenaris, director and president of San Faustin	15	68
Daniel Agustín Novegil	Vice Chairman	Vice chairman of Ternium	15	68
Ubaldo José Aguirre	Director	Managing director of Aguirre y Gonzalez S.A.	14	72
Roberto Bonatti (1)	Director	Director of San Faustin	15	71
Carlos Alberto Condorelli	Director	Director of Tenaris and Ternium	14	69
Gioia Ghezzi	Director	Independent director	—	59
Vincent Robert Gilles Decalf	Director	Independent director	4	58
Adrián Lajous Vargas	Director	President of Petrométrica, S.C.	14	77
Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin, director of Tenaris, president of Humanitas Group and president of the board of directors of Tenova	14	72
(1)Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.
Paolo Rocca. Mr. Rocca is the Chairman of the Company’s board of directors. He is a grandson of Agostino Rocca. He is also the chief executive officer and Chairman of the board of directors of Tenaris, and director and president of San Faustin. He is a member of the executive committee of worldsteel. Mr. Rocca is an Italian citizen.

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

Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca, founder of the Techint Group, a group of companies controlled by San Faustin. Throughout his career in the Techint Group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint Group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin and from 2001 to 2020 he has served as its president. He is also a member of the Board of Directors of Tenaris. Mr. Bonatti is an Italian citizen.
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
Gioia Ghezzi. Ms. Ghezzi has served as a member of the Company’s board of directors since 2020. She has served since 2019 as chairperson of RGI (software provider). Ms Ghezzi was a member of the board of Ferrovie dello Stato (Italy) from May 2014 and its chairperson from December 2015 until July 2018. She has served as a board member of the Humanitas Group since 2017 and in different companies in the insurance, infrastructure and innovation and technology areas, in and out of Italy. She has held executive roles in the Zurich Insurance Group, Willis Group Holdings, McKinsey & Co. and IBM Research, among others. Ms. Ghezzi is a theoretical physicist, with a London Business School Executive MBA. Ms. Ghezzi is a British and Italian citizen.

Vincent Robert Gilles Decalf. Mr. Decalf has served as a director of the Company since September 2015 and the audit committee’s chairman since 2020. He is also a non-executive director of various financial, insurance or commercial companies such as Covea Luxembourg or Wealins S.A. He is also a member of the board of directors of the Luxembourg Institute for Directors and Managers (Institut Luxembourgeois des Administrateurs). Mr. Decalf is a certified independent director since 2014. From 1989 to 2008, Mr. Decalf held executive positions in different countries within Société Générale and has extensive experience in the financial industry. He has been an authorized director for insurance, banking or financial companies under Luxembourg regulation for more than twenty years. Mr. Decalf is a French and Luxembourg citizen.

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
Daniel Agustín Novegil. Mr. Novegil currently is a director and vice-chairman of the Board. He served as chief executive officer of the Company from 2005 to 2018. With more than 40 years of experience in the steelmaking industry, in 1993 he was appointed managing director (CEO) of Ternium Argentina and was on the board of directors of Usiminas from 2013 until 2015. From 1993 he has also been a member of the board of directors of the World Steel Association and is currently a fellow of the Nominating Committee and former president of Alacero (Latin American Steel Association). Since 1999 to 2014 he was a member of the Advisory Board of the Sloan Masters Program at Stanford University, where he graduated as Master of Science in Management. Mr. Novegil is an Argentine citizen.
Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, member of the board of directors of Tenaris, president of the Humanitas Group and president of the board of directors of Tenova. Moreover, in Italy, he is member of the Board of Bocconi University, and member of the advisory board of Politecnico di Milano. At international level, he is member of the Harvard Business School Advisory Board and member of ERT (European Round Table of Industrialists). Mr. Rocca is an Italian citizen.
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
Auditors are appointed by the general shareholders' meeting upon recommendation from the Company's audit committee through a resolution passed by a simple majority vote, irrespective of the number of shares represented at the meeting, to serve one-year renewable terms. Auditors may be reappointed and dismissed for reasonable cause at any time by the general shareholders' meeting at the board of director's recommendation or, if the shares of the Company are listed on a regulated market, at the audit committee's recommendation. Luxembourg law does not allow directors to serve concurrently as external auditors. As part of their duties, the auditors report directly to the audit committee.
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

The shareholders' meeting held on June 5, 2020, re-appointed PwC Luxembourg as the Company’s independent approved statutory auditor for the fiscal year ended December 31, 2020. At the next annual general shareholders’ meeting scheduled to be held on May 3, 2021, it will be proposed that PwC Luxembourg be reappointed as the Company’s independent approved statutory auditors for the fiscal year ending December 31, 2021.

Senior Management
The following table sets forth certain information concerning our senior management:

Name	Age at December 31, 2020	Position
Máximo Vedoya	50	Chief Executive Officer
Pablo Brizzio	50	Chief Financial Officer
César Alejandro Jiménez	55	Ternium Mexico President
Martín Berardi	63	Ternium Argentina President
Marcelo Chara	60	Ternium Brasil President
Héctor Obeso Zunzunegui	56	International Business Unit President
Oscar Montero Martínez	60	Planning and Global Business Development General Director
Pablo Hernán Bassi	58	Engineering, Industrial Coordination and EHS Director
Rubén Herrera	63	Quality Director
Roberto Demidchuk	59	Chief Information Officer
Rodrigo Piña	48	Human Resources Director
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
Oscar Montero Martínez. Mr. Montero currently serves as our Planning and Global Business Development General Director. He began his career within the Company in 1984 as a commercial analyst in Ternium Argentina. Since then, he has held several positions within Ternium Argentina in the planning, commercial and procurement areas. In 1998 he assumed the position of strategic planning director in Sidor and in 2005 he assumed the position of planning and operations general director of the Company. He assumed his current position in 2017. Mr. Montero is an Argentine citizen.

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
B.    Compensation
The compensation payable to the members of the Company’s board of directors for the performance of their services to the Company is determined at the annual ordinary general shareholders’ meeting. The general meeting of shareholders held on June 5, 2020 approved the compensation paid to directors for the performance of their duties during the fiscal year 2020, and resolved that (i) each director receive a fixed compensation for an amount of $100,000; (ii) the chairman of the board of directors receive an additional fee of $250,000; (iii) each director who is also a member of the Company's audit committee receive an additional fee of $45,000; and (iv) the chairman of the audit committee receive, further, an additional fee of $10,000. In addition, it was proposed to the next annual ordinary general shareholders’ meeting expected to be held on May 3, 2021 that each of the members of the board of directors receive an amount of $15,000 as an additional compensation for their services during the fiscal year 2020, and that the chairman of the board of directors receives, further, an additional fee of $45,000; and that each of the members of the board of directors who are members of the audit committee receive an additional fee of $10,000 for their services during the fiscal year 2020. No variable compensation has been paid or shall be payable to directors for services rendered during the year 2020 and no long-term incentive or pension plan is available to directors.

The aggregate cash compensation paid to all directors and senior managers of the Company for the year 2020 amounted to $13.7 million. This amount includes cash benefits paid to certain senior managers in connection with pre-existing retirement plans. In addition, senior managers received, for the year 2020, 1,180,000 units for a total amount of $4.3 million, in connection with the employee incentive retention program described in note 3(o)(3) “Employee liabilities—Other compensation obligations” to the consolidated financial statements included elsewhere in this annual report.
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
Under the Company’s articles of association, an independent director is a director who:
(i)is not employed, and has not been employed in an executive capacity by the Company or any of its subsidiaries within the five years preceding the ordinary general shareholders’ meeting at which the candidate for the board of directors was voted upon;
(ii)does not receive consulting, advisory or other compensatory fees from the Company or any of its subsidiaries (other than fees received as a member of the board of directors of any committee thereof and fees received as a member of the board of directors or other governing body, or any committee thereof, of any of the Company’s subsidiaries);
(iii)is not a person who directly or indirectly controls the Company;
(iv)does not have, and does not control a business entity that has, a material business relationship with the Company, any of its subsidiaries or a person who directly or indirectly controls the Company, if such material business relationship would reasonably be expected to adversely affect the director’s ability to properly discharge his or her duties;
(v)does not control directly or indirectly, and is not and has not been, within the five years preceding the ordinary general shareholders’ meeting at which the candidate for the board of directors was voted upon, employed by a present or former internal or external auditor of the Company, any of its subsidiaries or a person who directly or indirectly controls the Company; and
(vi)is not a spouse, parent, sibling or relative up to the third degree of, and does not share a home with, any of the persons listed above.
The audit committee of the Company's board of directors currently consists of three members, Ubaldo José Aguirre, Adrián Lajous Vargas and Vincent Robert Gilles Decalf, who were appointed to the audit committee by the Company's board of directors on June 5, 2020. All of them qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company's articles of association.

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

D.    Employees
The following table shows the number of persons employed by Ternium and its fully consolidated subsidiaries, and excludes proportionally consolidated subsidiaries Consorcio Peña Colorada and Exiros:

	At December 31,
	2020	2019	2018
Mexico	8,764	9,032	9,287
Argentina	5,755	5,157	5,494
Brazil	3,784	3,733	3,863
Colombia	1,265	1,339	1,428
Other	605	602	588

Total employees	20,173	19,863	20,660
The number of our employees increased 2% year-over-year in 2020 mainly reflecting changes in operational settings in the context of the COVID-19 pandemic.
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
The information below is based on the most recent information available to the Company.

Identity of Person or Group	Number	Percent
Techint Holdings S.à r.l. and subsidiaries (1)	1,243,433,112	62.02%
Tenaris (1)	229,713,194	11.46%
Ternium S.A.	41,666,666	2.08%
Directors and senior management as a group	100,000	—%
Public	489,830,470	24.43%

Total	2,004,743,442	100.00%

(1)Each of Techint Holdings S.à r.l. and Tenaris is controlled by San Faustin. RP STAK holds voting rights in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
As of February 26, 2021, 48,993,047 ADSs (representing 489,930,470 shares, or 24% of all outstanding shares of the Company) were registered in the name of one record holder resident in the United States, as informed by BNY Mellon, the Depositary for the ADS program.
The voting rights of the Company´s major shareholders do not differ from the voting rights of other shareholders. None of its outstanding shares have any special control rights. There are no restrictions on voting rights, nor are there, to the Company’s knowledge, any agreements among shareholders of the Company that might result in restrictions on the transfer of securities or the exercise of voting rights, other than the agreement between San Faustin and Tenaris. For information on this agreement see Item 6. "Directors, Senior Management and Employees - A. Directors and Senior Management - Board of Directors."

The Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company. The Company is not aware of any arrangements, the operation of which may at a later date result in a change of control of the Company.

B.    Related Party Transactions
Ternium is a party to several related party transactions as described in note 25 to the consolidated financial statements included elsewhere in this annual report. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see Item 6. “Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

Below is a description of relevant related party transactions.
Purchases of Raw Materials
In the ordinary course of business, Ternium buys raw materials and other production inputs from subsidiaries of Tenaris. These transactions include:
•purchases of ferrous scrap and other raw material, which amounted to $14.8 million in 2020, $17.4 million in 2019 and $8.9 million in 2018; and
•purchases of steam and operational services from the Argentine electric power generating facility of Siderca for Ternium Argentina in San Nicolás. Such transactions were discontinued during 2019. These purchases amounted to $1.3 million in 2019 and $11.9 million in 2018.
Purchases of Steel Products
In the ordinary course of business, Ternium buys steel products from Usiminas and its subsidiaries. Purchases amounted to $38.7 million in 2020, $59.9 million in 2019 and $73.2 million in 2018.
Sales of Steel Products and Raw Materials
In the ordinary course of business, Ternium sells steel products and raw materials to subsidiaries of Tenaris. These transactions include:
•sales of round steel bars under a long-term agreement to Tenaris’ facilities in Mexico, which amounted to $50.9 million in 2019 and $101.9 million in 2018, with no transactions during 2020;
•sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to $13.4 million in 2020, $19.4 million in 2019 and $32.4 million in 2018; and
•sales of scrap and other raw materials to be used in the production of seamless pipes, which amounted to $2.3 million in 2020, $3.9 million in 2019 and $1.9 million in 2018.
In addition, Ternium sold metal building components and long steel products to Techint, a company controlled by San Faustin, which amounted to $2.6 million in 2020, $0.3 million in 2019 and $0.6 million in 2018.

Furthermore, in September 2017, following the acquisition of Ternium Brasil, Ternium started selling steel slabs to Usiminas. Sales amounted to $365.4 million in 2020, $367.0 million in 2019 and $569.3 million in 2018.
Supply of Electric Energy
Techgen, which is owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris, operates an electric power plant in Pesquería, Mexico. Ternium’s subsidiaries in Mexico and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity.
Techgen sales of electricity to Ternium Mexico and Tenigal amounted to $243.1 million in 2020, $261.5 million in 2019 and $272.3 million in 2018. In addition, Techgen sells to third parties on behalf of Ternium Mexico and Tenigal the unused electricity that Ternium Mexico and Tenigal purchased from Techgen. Ternium Mexico and Tenigal received from Techgen on account of such unused electricity sales an amount of $63.8 million in 2020, $148.1 million in 2019 and $205.2 million in 2018.
Supply of Natural Gas
Ternium Mexico has natural gas supply agreements with GIMSA, a natural gas distributor and a company in which Ternium Mexico holds 23.84% equity participation. GIMSA sales to Ternium Mexico amounted to $66.7 million in 2020, $90.0 million in 2019 and $137.7 million in 2018.
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
Tecpetrol supplies natural gas at prices and on terms and conditions that are equivalent to those charged to Ternium Argentina by other suppliers of natural gas. Tecpetrol’s sales to Ternium Argentina amounted to $27.9 million in 2020, $26.7 million in 2019 and $16.9 million in 2018.
TGN charges Ternium Argentina a price to transport its natural gas supplies that is equivalent, on a comparable basis, to prices paid by other industrial users. The Argentine government regulates the framework under which TGN operates and prices its services. TGN’s sales to Ternium Argentina amounted to $4.8 million in 2020, $6.7 million in 2019 and $7.0 million in 2018.
Litoral Gas distributes gas to Ternium Argentina’s northern plants. The Argentine government regulates the framework under which Litoral Gas operates and establishes a maximum price for its distribution service. Litoral Gas’ sales to Ternium totaled $2.4 million in 2020, $2.6 million in 2019 and $2.4 million in 2018.
Provision of Engineering and Labor Services
Ternium contracts with certain companies controlled by San Faustin specialized in supplying engineering services, construction services, labor and supervision services, for civil and electromechanical works, and cleaning, general maintenance and handling of by-products services. Fees accrued for these services amounted to $72.9 million in 2020, $154.6 million in 2019 and $88.2 million in 2018.
Purchase Agency Services and Sales of Materials
Exiros, in which we have 50% share ownership and Tenaris has remaining 50% share ownership, provides to Tecpetrol and other companies controlled by San Faustin with purchase agency services and sales of raw materials and other products. Under the Exiros shareholder arrangements, Ternium recognizes Exiros’ assets, liabilities, revenue and expenses in relation to its interest in the joint operation. For further information, see Item 4. “Information on the Company—B. Business Overview— Enhance Ternium’s Position as a competitive steel producer”. Exiros’ sales to companies controlled by San Faustin totaled $2.4 million in 2020, $15.7 million in 2019 and $15.5 million in 2018, of which the Company recognized $1.2 million, $7.9 million and $7.8 million in 2020, 2019 and 2018, respectively.
Sales and Purchases of Other Products and Services

Ternium enters into other transactions with companies controlled by San Faustin from time to time. Relevant transactions were those for the purchase of plant equipment and spare parts, and technical assistance from Tenova and from other related companies, which amounted to $36.5 million in 2020, $19.2 million in 2019 and $4.8 million in 2018.
Administrative Services, Legal and Other Support Services
Finma S.A.I.F., or Finma, Arhsa S.A, or Arhsa. and Techinst S.A., a group of companies controlled by San Faustin in which the Company had a 33% share ownership and other affiliates of San Faustin had the remaining share ownership, provided administrative and legal support services to San Faustin’s affiliates in Argentina, including Argentine affiliates of Ternium. On July 4, 2018, Arhsa merged with Finma, with Finma continuing to render the services previously provided by Arhsa. Fees accrued for these services amounted to $6.0 million in 2020, $8.4 million in 2019 and $7.5 million in 2018.
Loans to Related Parties
Ternium financed the construction and operation of Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen. Outstanding loans to Techgen amounted to $127.4 million, $127.7 million and $151.6 million as of December 31, 2020, 2019 and 2018, respectively. These loans generated interest gains in favor of Ternium in an amount of $7.2 million in 2020, $9.5 million in 2019 and $9.3 million in 2018. For further information on the Techgen investment, see Item 4. “Information on the Company—C. Organizational Structure—Other investments—Techgen.”
Dividends from Related Parties
Ternium received dividend payments from Usiminas in an amount of $6.3 million in 2020, $3.1 million in 2019 and $8.8 million in 2018.
Other Transactions
In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are considered to be material.
C.    Interest of Experts and Counsel
Not applicable.
Item 8.    Financial Information
A.    Consolidated Statements and Other Financial Information
See Item 18 and pages F-1 through F-88 for Ternium's consolidated financial statements.
Legal Proceedings
Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, uncertain tax positions, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to $80.6 million and $613.4 million as of December 31, 2020 and 2019, respectively.
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

On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in 2021. In addition, on April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

Potential Mexican income tax adjustment
In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately $ 54.2 million, including interest and fines. Additionally, in September 2018, the Mexican tax authority, as a result of a tax audit for the fiscal year 2011 to Ternium Mexico, as predecessor of APM, objected mainly the deduction of the tax loss remaining for the year 2008, for which the estimated income tax adjustment would be of approximately $ 26.6 million, including interest and fines.

Ternium Mexico requested an injunction from the Mexican courts against the audit observations for the year 2008 and the fiscal credit of the year 2011, and also filed its defense and supporting documents with the Mexican tax authorities. The injunction for the year 2008 had a favorable resolution to Ternium Mexico in August 2020; consequently, in November 2020, the Mexican tax authorities issued a new preliminary report in which continues having the same observations with different arguments that may result in the same tax adjustment as per the above-included paragraph. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this uncertain tax position is not probable and, accordingly, no provision has been recorded in Ternium's consolidated financial statements.

Putative class action

Following the Company’s November 27, 2018 announcement that its chairman Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), a putative class action complaint was filed in the U.S. District Court for the Eastern District of New York. On June 17, 2019, the lead plaintiff filed an amended complaint purportedly on behalf of purchasers of Ternium securities from May 1, 2014 through November 27, 2018. The individual defendants named in the amended complaint are our chairman, our former CEO, our current CEO and our CFO. That complaint alleged that during the class period, the Company and the individual defendants inflated the price of Ternium’s ADSs by failing to disclose that the nationalization proceeds received by Ternium when Sidor was expropriated by Venezuela were received or expedited as a result of alleged improper payments made to Argentine officials. On September 14, 2020, the court granted a motion to dismiss the claims against all defendants, with leave for plaintiff to file a second amended complaint. Because plaintiffs did not file any second amended complaint, on November 17, 2020, the case was dismissed with prejudice. The case is now closed.

Fishermen associations’ claims

Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of $24.5 million was recorded at the acquisition date in connection with this matter ($10.9 million and $14.1 million as of December 31, 2020 and 2019, respectively).

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

The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not qualify as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed the Rio de Janeiro State Treasury Office's tax assessments and fines. A provision in the amount of $57.7 million was recorded as of the acquisition date in connection with this matter ($34.9 million and $45.0 million as of December 31, 2020 and 2019, respectively).

ICMS deferral tax benefit – Action of Unconstitutionality

On March 31, 2005, through State Law No. 4,529 (Law RJ 4529), the State of Rio de Janeiro granted Ternium Brasil a tax incentive consisting of a deferral of ICMS payable by Ternium Brasil in connection with the construction and operation of the company’s Rio de Janeiro steelmaking complex. The incentive applies in respect of the acquisition of fixed assets and certain raw materials (i.e. iron ore, pellets, alloys, coke, coal and scrap) and significantly reduces input ICMS credit accumulation by Ternium Brasil. The tax incentive was granted for a period of 20 years from the commencement of the construction works for Ternium Brasil’s Rio de Janeiro steel complex.

In 2012, a Brazilian political party filed a direct action of unconstitutionality against Law RJ 4529 before the Brazilian Federal Supreme Court, claiming that the State Law should be declared unconstitutional because the tax incentive granted pursuant to Law RJ 4529 had not been approved by Brazil’s National Council of Fiscal Policy (Conselho Nacional de Política Fazendária, or CONFAZ).

In August 2017, the Brazilian Congress enacted Supplementary Law No. 160/2017, instituting a mechanism through which the States may confirm any ICMS incentives they had granted in prior years without CONFAZ approval. In furtherance of such Supplementary Law, in December 2017 the Brazilian States adopted ICMS Convention 190/2017, establishing the applicable rules and deadlines for confirming such ICMS incentives. In accordance with the ICMS Convention 190/2017, the State of Rio de Janeiro published its list of ICMS incentives, including, among others, the ICMS benefit granted to Ternium Brasil, and filed with CONFAZ all relevant documents concerning such incentives.

On July 27, 2018, the Governor of Rio de Janeiro issued Decree No. 46,378, pursuant to which the State of Rio de Janeiro reconfirmed, in accordance with ICMS Convention 190/2017, the ICMS tax benefits listed in its official gazette publication made pursuant to the Convention, including, among others, Ternium Brasil’s ICMS tax benefits.

In October 2018, the State of Rio de Janeiro and the Federation of Industries of the State of Rio de Janeiro filed petitions arguing that the action of unconstitutionality against Law RJ 4529 could not be judged by the Brazilian Federal Supreme Court since, following the revalidation of such law under Supplementary Law No.160/17 and the ICMS Convention 190/2017, such action of unconstitutionality had lost its purpose. On October 20, 2020, the Reporting Justice Minister of the Brazilian Federal Supreme Court in charge of the case ruled that the action of unconstitutionality against Law RJ 4529 was impaired by the supervening loss of its object, and on November 17, 2020, the Reporting Justice Minister’s ruling became final and not subject to any further recourses or appeals.

The tax benefits accumulated under Ternium Brasil’s ICMS incentive amounted to approximately $1.1 billion as of the acquisition date of Ternium Brasil on September 7, 2017. In accordance with the guidance in IFRS 3, the Company recorded as of the acquisition date a provision of $651.8 million (including estimated penalties and interest) in connection with this matter, together with an asset of $325.9 million arising from its right to recover 50% of the contingency amount from Thyssenkrupp.

As at December 31, 2020, both the asset, which expired on September 7, 2020, of $194.1 million ($254.4 million as of December 31, 2019) recorded in the Company’s financial statements arising from its right to recover 50% of the contingency amount from Thyssenkrupp and the contingent liability of $380.1 million ($508.9 million as of December 31, 2019) recorded in its financial statements in connection with this matter have been derecognized. Accordingly, the Company recognized in the year ended December 31, 2020, a net gain in the amount of $186.0 million.

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
The following table shows the dividends approved by the Company’s shareholders in the last five years:

Shareholders’ meeting date	Approved dividend			Dividend payment date
	Amount ($ million)	Per share ($)	Per ADS ($)
May 4, 2016	180.4	0.090	0.90	May 13, 2016
May 3, 2017	196.3	0.100	1.00	May 12, 2017
May 2, 2018	215.9	0.110	1.10	May 10, 2018
May 6, 2019	235.6	0.120	1.20	May 14, 2019
June 5, 2020	—	—	—	-

Given the uncertainty around the effects of the recession originated by COVID-19 on the industry, and on their impact on Ternium’s results of operations, cash flows or financial condition in the medium term, Ternium’s board of directors withdrew its annual dividend proposal for fiscal year 2019.

On February 23, 2021, the Company’s board of directors proposed that an annual dividend of $0.21 per share ($2.10 per ADS), or approximately $412.2 million in the aggregate (which does not include the shares held by the Company), be approved at the Company’s annual general shareholders’ meeting, scheduled to be held on May 3, 2021. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 11, 2021. For more information, see “Item 5G. Operating and Financial Review and Prospects –Recent Developments – Annual Dividend Proposal”.

B.    Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual financial statements.
Item 9.    The Offer and Listing
A.    Offer and Listing Details
The Company’s ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “TX.” Trading on the NYSE began on February 1, 2006. As of March 10, 2021, a total of 2,004,743,442 shares were registered in the Company’s shareholder register.
As of March 10, 2021, a total of 489,930,470 shares were registered on behalf of BNY Nominees Limited, related to the Company’s ADR program. On February 26, 2021, the closing price for the Company’s ADSs reported by the NYSE was $30.71.
New York Stock Exchange
As of February 26, 2021, a total of 48,993,047 ADSs were registered of record. Each ADS represents ten shares of the Company’s share capital. For the year ended December 31, 2020, BNY Mellon acted as the Company’s depositary for issuing ADRs evidencing the ADSs.
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

The Company’s shareholders have authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; and have waived any pre-emptive subscription rights provided for by law and related procedures. The validity period of such authorization will expire on June 19, 2025. However, under the Company's articles of association, for as long as the Company’s shares are listed on a regulated market (and only for as long as they are so listed), any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

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

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. As of December 31, 2020, the Company’s legal reserve represented 10% of its share capital. The legal reserve is not available for distribution.

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

The next Company’s annual general shareholders’ meeting, that will consider, among other things Ternium's consolidated financial statements and annual accounts included in this report, is expected to be held on May 3, 2021.

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

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated January 31, 2006 among the Company, The BNY Mellon (formerly The Bank of New York), as depositary, and all owners and beneficial owners from time to time of ADSs of the Company. See Item 3. “Key Information-D. Risk Factors-Risks Relating to the Company's ADSs-Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders." ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct the depositary on how to exercise the voting rights for the shares which underlie their ADSs.

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

Appraisal Rights

In case the shares of the Company are listed on one or more regulated markets, and in the event the shareholders, in a general meeting, approve any of the following:

•the delisting of the Company’s shares from all regulated markets where the Company’s shares are listed at that time, excluding a delisting made pursuant to an offer to all of the Company’s shareholders made by a business entity subject to common control with the Company, whereby such business entity offers to issue, in exchange for the Company’s shares, shares to be listed on the same regulated market(s) on which the Company’s shares are listed;
•a merger in which the Company is not the surviving entity (unless the shares or other equity securities of such entity are listed on the New York or London stock exchanges);
•a sale, lease, exchange or other disposition of all or substantially all of the Company’s assets;
•an amendment to the Company’s articles of association that has the effect of materially changing its corporate purpose;
•the relocation of the Company’s domicile outside the Grand Duchy of Luxembourg; or
•amendments to the Company’s articles of association that restrict the rights of its shareholders (excluding any amendments in relation with, or to, the authorized share capital and/or the waiver or suppression of any preferential subscription rights relating thereto), dissenting or absent shareholders have the right to have their shares repurchased by the Company at (i) the average market value of the shares over the 90 calendar days preceding the applicable general shareholders’ meeting or (ii) in the event that the Company’s shares are not traded on any regulated market, the amount that results from applying the proportion of the Company’s equity that the shares being sold represent over the Company’s net worth as determined in its last consolidated financial statements approved by the shareholders or in its last interim consolidated financial statements approved by the board of directors, whichever is more recent. Shareholders who voted in favor of the relevant resolution are not entitled to exercise this right.

Dissenting or absent shareholders must present their claim within one month following the date of the applicable general shareholders’ meeting and supply the Company with evidence of their shareholding at the time of such meeting. The Company must (to the extent permitted by applicable laws and regulations and in compliance therewith) repurchase its shares within six months following the date of the applicable general shareholders’ meeting. If delisting from one or more, but not all, of the regulated markets where the Company’s shares are listed is approved by the shareholders’ meeting, only dissenting or absent shareholders with shares held through participants in the local clearing system for that market or those markets can exercise this appraisal right if:

•they held the shares as of the date of the announcement by the Company of its intention to delist or as of the date of publication of the first convening notice for the general shareholders’ meeting that approved the delisting;

•they present their claim within one month following the date of the general shareholders’ meeting and supply evidence of their shareholding as of the date of the Company’s announcement or the publication of the first convening notice to the meeting; and

•the delisting is not being made pursuant to an offer to all of the Company’s shareholders made by a business entity subject to common control with the Company, whereby such business entity offers to issue, in exchange for the Company’s shares, shares to be listed on the same regulated market(s) on which such dissenting or absent shareholders hold their shares through participants in the local clearing system for that market or markets.

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

Repurchase of Company Shares

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg Company Law and, in the case of acquisitions of shares or ADSs made through the NYSE, with any applicable laws and regulations of such market. See Item 16.E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information on the authorization to be proposed to the Company’s annual general shareholders’ meeting to the Company or its subsidiaries to repurchase the Company’s shares, including shares represented by ADSs.

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

Mexico

Historically, the Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Mexican pesos to U.S. dollars and the terms of USMCA—to which Mexico is a signatory—

generally prohibit exchange controls, the Mexican government could institute a restrictive exchange control policy in the future.

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

Argentina

The Argentine peso was subject to a devaluation of approximately 41% during 2020. In the past, the Argentine authorities took several measures to reduce volatility in the exchange rate between the ARS and the USD and implemented formal and informal restrictions on capital inflows into Argentina and capital outflows from Argentina. Certain foreign exchange restrictions that had been lifted in 2016 were reinstated in 2019. As a result, Ternium Argentina is currently required to repatriate to Argentina all export proceeds (including U.S. dollars received through advance payment and pre-financing facilities) and convert such proceeds into Argentine pesos at the applicable exchange rate. Access to the Argentine foreign exchange market, either to purchase foreign currency or to transfer foreign currency abroad (including repayment of foreign financial indebtedness, payment of services to affiliated companies or dividends abroad, foreign currency-savings and/or any other purchase or transfer of foreign exchange) is subject to certain conditions. With limited exceptions, prior approval from the Argentine central bank, which is rarely granted, is required to purchase foreign currency to pay dividends to foreign shareholders and to make other payments of services to affiliates. Throughout 2020, the Argentina central bank has imposed foreign exchange restrictions aimed at limiting the purchase of foreign currency.

For additional information regarding factors affecting the Argentine economy, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which Ternium Operates—Argentina.”; for additional information on current foreign exchange restrictions in Argentina, see note 30 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

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

E.     Taxation

The following discussion of the material Luxembourg and U.S. federal income tax consequences of an investment in our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our shares or ADSs, including the tax consequences under U.S. state and local tax laws.
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
As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to Luxembourg corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources and Luxembourg municipal business tax (impôt commercial communal). For the purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders”. A “non-Luxembourg Holder” means any investor in shares or ADSs of the Company other than a Luxembourg Holder.
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

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, Luxembourg corporate income tax on its worldwide income).

As part of the Company's corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company contributed all its assets and liabilities at fair market value to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., in exchange for newly issued corporate units of Ternium Investments S.à r.l. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company's 2010 contributions resulted in a non-taxable revaluation of the accounting value of the Company's assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to $4.0 billion.

Following the completion of the 2010 corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve in its tax balance sheet. Dividend distributions for the foreseeable future will be distributed out of the special reserve and therefore should not be subject to Luxembourg withholding tax (to the extent that certain conditions are met).

 Tax regime applicable to realized capital gains

Luxembourg Holders

Luxembourg resident individual holders

Capital gains realized by Luxembourg resident individuals who do not hold their shares or ADSs as part of a trade or business (i.e. capital gains on private assets) and who hold (together, directly or indirectly, with their spouse or civil partner and underage children) no more than 10% of the share capital of the Company at any time during the five-year period preceding the disposition will only be taxable (at a progressive rate) if they are realized on a sale of shares or ADSs that takes place before their acquisition or within the first six months following their acquisition (i.e. speculative gain). After the six-months period, capital gains are not taxed unless the resident individual holds (together, directly or indirectly, with his or her spouse or civil partner and underage children) more than 10% of the share capital of the Company at any time during the five-year period preceding the disposition.

If such shares or ADSs are held as part of a commercial or industrial business, capital gains would be taxable in the same manner as income from such business.

Capital gains realized by Luxembourg resident individuals holding (alone or together with the resident’s spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company at any time during the five years prior to the sale, (or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and the former holder held at least 10% in the capital of the company at any moment during said five years) will be taxable at half of the individual’s applicable global tax rate (as determined progressively), if a holding period of six months following their acquisition elapsed (max 21% for 2020 plus the surcharge for the Employment Fund). Within the six month period, progressive income tax rates apply (ranging from 0 to 42%* in 2020).

*A 7% surcharge for the Employment Fund applies on the income tax due. The surcharge for the Employment Fund amounts to 9% for taxpayer in tax class 1 or 1a with taxable income exceeding EUR 150,000 (EUR 300,000 for taxpayer in tax class 2).

Luxembourg resident corporate holders

Capital gains, including currency exchange gains realized upon the disposal of shares or ADSs by a fully taxable resident corporate holder, will in principle be subject to Luxembourg corporate income tax and Luxembourg municipal business tax. The combined applicable rate (including an unemployment fund contribution) for a corporate holder established in Luxembourg City is 24.94% for the fiscal year ending 2020. An exemption from such taxes may be available to the Luxembourg resident corporate holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

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

Nevertheless, a withholding tax exemption may apply if the distribution is made to (as far as relevant in the case at hand):

•a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of article 159 of the Luxembourg Income Tax Law),
•an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the European Union Council Directive of November 30, 2011 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (2011/96/UE) as amended, (subject to the general anti-abuse rule provided for by Council Directive 2015/121/EU as implemented into Luxembourg law),
•a capital company or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law,
•a capital company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption,
•an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a double tax treaty with Luxembourg, and
•a Luxembourg permanent establishment of one of the above-mentioned categories, provided each time that at the date of payment, the holder holds or commits to hold directly (or through a company regarded as tax transparent from a Luxembourg tax perspective), during an uninterrupted period of at least twelve months, shares or ADSs representing at least 10% of the share capital of the Company or acquired for an acquisition price of at least EUR 1,200,000.

Luxembourg Holders

With the exception of Luxembourg corporate holders benefiting from the exemption referred to above, Luxembourg individual holders, and Luxembourg corporate holders fully subject to Luxembourg corporate tax, must include the distributions received on the shares or ADSs in their taxable income, 50% of the amount of such dividends being exempt from tax. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.

Non Luxembourg Holders

Non-Luxembourg Holders of shares or ADSs and who do not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which the shares or ADSs would be attributable are not liable for any Luxembourg tax on dividends received on the shares or ADSs, other than a potential withholding tax as described above.

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

A minimum net wealth tax charge applies since January 1, 2016 for all corporate entities having their statutory seat or central administration in Luxembourg. Subject to certain conditions, the amount of minimum net wealth tax may vary.

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

Where a holder of shares or ADSs is a resident of Luxembourg for tax purposes at the time of his/her death, the shares or ADSs are included in its taxable estate for inheritance tax purposes.

United States federal income taxation

This section describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning ADSs It applies to you only if you hold your ADSs as capital assets or U.S. federal income tax purposes. This discussion addresses only U.S. federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•a dealer in securities,
•a bank,
•a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
•a tax-exempt organization,
•a person who invests through a pass-through entity, including a partnership,
•a life insurance company,
•a former citizen or long-term resident of the United States,
•a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock (including ADSs),
•a person that holds ADSs as part of a straddle or a hedging or conversion transaction for U.S. federal income tax purposes,
•a person that purchases or sells ADSs as part of a wash sale for U.S. federal income tax purposes, or
•a person whose functional currency is not the U.S. dollar.

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

You are a U.S. holder if you are a beneficial owner of ADSs and you are, for U.S. federal income tax purposes:

•an individual citizen or resident of the United States,
•a domestic corporation (or an entity treated as a domestic corporation),
•an estate whose income is subject to U.S. federal income tax regardless of its source, or
•a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Taxation of distributions

Under the U.S. federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), other than certain pro-rata distributions of our shares, including the amount of any Luxembourg tax withheld, will be treated as a dividend that is subject to U.S. federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established market in the United States. Our ADSs are listed on the New York Stock Exchange and we therefore expect that dividends we pay with respect to the ADSs generally will be qualified dividend income.

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

F.     Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not applicable.

H.     Documents on display

The Company is subject to the reporting requirements of the Exchange Act, as applied to foreign private issuers. Accordingly, the Company is required to file annual and special reports and other information with the SEC; however, because the Company is a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports. In addition, the Company's “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We prepare quarterly and annual reports containing consolidated financial statements in accordance with IFRS. The Company's annual consolidated financial statements are audited by an independent accounting firm. The Company submits quarterly financial information with the SEC on Form 6-K simultaneously with or promptly following the publication of that information in Luxembourg or any other jurisdiction in which the Company’s securities are listed, and the Company files annual reports on Form 20-F within the time period required by the SEC, which is currently four months from the close of the fiscal year on December 31. Reports and other information filed electronically with the SEC are available at the SEC’s internet website at http://www.sec.gov. In addition, such reports and other communications are made available to all shareholders and holders of ADSs on the Company’s website at: https://investors.ternium.com.

We have appointed the BNY Mellon to act as depositary for our ADSs. During the time the deposit agreement remains in force, we will furnish the depositary with:

•our annual reports, and
•summaries of all notices of general meetings of shareholders and other reports and communications that are made generally available to our shareholders.

The depositary will, as provided in the deposit agreement, if we so request, arrange for the mailing of summaries in English of the reports and communications to all record holders of our ADSs. Any record holder of ADSs may read the reports, notices, or summaries thereof, and communications at the depositary’s office located at 101 Barclay Street, 22W, New York, NY 10286.
In addition, such reports, notices and other communications are made available to all shareholders and holders of ADSs on the Company’s website at: https://investors.ternium.com.

Whenever a reference is made in this annual report to a contract or other document, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of this annual report for a copy of the contract or other document.

I.     Subsidiary Information

 Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk

The multinational nature of our transactions, operations and customer base expose us to a variety of risks, including the effects of changes in interest rates, foreign currency exchange rates and commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate market risk and interest rate costs. In addition, we may use derivative instruments embedded in investment instruments, in compliance with Ternium’s policy for financial investments. We do not use derivative financial instruments for other purposes. In addition, in the ordinary course of business we also face risks with respect to financial instruments that are either non-financial or non-quantifiable. Such risks principally include country risk and credit risk and are not presented in the following analysis. For additional information about our financial risk management, see note 28 to the consolidated financial statements included elsewhere in this annual report.

The following tables provide a breakdown of Ternium’s debt instruments as of December 31, 2020, by type of interest rate fixing mechanism and year of maturity. The following information should be read together with note 28 “Financial Risk Management” to the consolidated financial statements included elsewhere in this annual report.

At December 31, 2020	Expected maturity in the year ending December 31,
In thousands of U.S. dollars	2021	2022	2023	2024	2025	Thereafter	Total
Non-current Debt
Floating Rate		659,942	136,573	521,415	9,359	—	1,327,289

Current Debt
Fixed Rate	129,949	—	—	—	—	—	129,949
Floating Rate	265,655	—	—	—	—	—	265,655

Total (1) (2)	395,604	659,942	136,573	521,415	9,359	—	1,722,893

(1)Borrowings are primarily bank borrowings. For further information, see Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”
(2)As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every one, three or six months, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow. The weighted average interest rate of Ternium’s debt was 1.43% at December 31, 2020. This figure incorporates instruments denominated mainly in U.S. dollars, does not include the effect of derivative financial instruments and was calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments as of December 31, 2020.

Total Debt by Currency as of December 31, 2020

In thousands of U.S. dollars
U.S. dollar ($)	1,670,751
Other	52,142

Total	1,722,893

Interest Rate Exposure Risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings with floating rates expose the Company to the risk of increased interest expense in the event of higher market interest rates, while borrowings with fixed rates expose the Company to variations in the instruments’ fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear floating-rate interest. Ternium’s total floating interest rate debt amounted to $1.6 billion (92% of total borrowings) for the year ended December 31, 2020. The interest rate on $25.0 million of this debt is fixed through swaps, as described below.

Interest Rate Derivative Contracts

During 2012 and 2013, Tenigal entered into several interest rate forward starting swap agreements that fix the interest rate to be paid over an aggregate amount of $100 million, at an average rate of 1.92%. These agreements became effective in July 2014, will terminate in July 2022 and have been accounted for as cash flow hedges. As of December 31, 2020, the after-tax cash flow hedge reserve related to these agreements amounted to negative $0.2 million.

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

Ternium’s policy is to minimize the impact of fluctuations in the value of positions in currencies other than U.S. dollar with respect to the U.S. dollar, with the exception of the currencies of countries where it has operations in Latin America, in which Ternium may, from time to time, choose not to hedge operational short exposures to such currencies. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyse potential hedging strategies according to market conditions. This hedging can be carried out by netting operational positions or by using financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate could limit the extent to which the Company can implement its hedging policy.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2020. These balances include intercompany positions where the intervening parties have different functional currencies.

Million of U.S. dollars exposure to:	$
E.U. euro (EUR)	(98)
Argentine peso (ARS)	101
Mexican peso (MXN)	(591)
Brazilian real (BRL)	111
Colombian peso (COP)	(21)
Other currencies	(2)

We estimate that for each 1% depreciation of the Argentine peso against the U.S. dollar, we would have incurred a pre-tax loss of $1.0 million for the year 2020, and a pre-tax loss of $0.6 million for the year 2019. Until 2019, the functional currency of Ternium's subsidiary Ternium Argentina was the Argentine Peso and Ternium Argentina's net assets were exposed to currency translation risk. The fact that this subsidiary had a functional currency other than the U.S. dollar could had, at times until 2019, distorted the results of our hedging efforts as reported under IFRS. This effect would have been offset by the change in the currency translation adjustment recorded in equity. During 2019, the cumulative devaluation of the Argentine peso against the U.S. dollar was 37.1% and the cumulative inflation, as measured in Argentine pesos, was 53.8%. The devaluation, net of the impact of inflation, generated a negative effect of $43 million included as currency translation adjustment in other comprehensive income in connection with the valuation of Ternium’s Argentine subsidiaries’ equities (mainly Ternium Argentina), and a loss of $111 million included as net foreign exchange results in the income statement, partially offset by a $118 million positive impact included as inflation adjustment results in the income statement.

We estimate that for each 1% depreciation of the Mexican peso against the U.S. dollar, we would have incurred a pre-tax gain of $5.9 million and $5.6 million for the years 2020 and 2019, respectively; for each 1% depreciation of the Brazilian real against the U.S. dollar, we would have incurred a pre-tax loss of $1.1 million and a pre-tax gain of $1.8 million for the years 2020 and 2019, respectively; and for each 1% depreciation of the Colombian peso against the U.S. dollar, we would have incurred a pre-tax gain of $0.2 million and $0.3 million for the years 2020 and 2019, respectively.

We estimate that for each 1% simultaneous depreciation of the Argentine peso, Mexican peso, Brazilian real and Colombian peso against the U.S. dollar with all other variables held constant, total pre-tax income for 2020 would have been $4.0 million higher ($7.1 million higher for 2019), as a result of net foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly trade receivables, lease liabilities, trade payables, borrowings and other liabilities. Considering the same variation of the currencies against the U.S. dollar of all net investments in non-U.S. dollar operations in 2020 (which amounted to $0.4 billion), the currency translation adjustment included in total equity would have been $4.2 million lower, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2020. For further information on the impact of currency translation adjustments on Usiminas, see Item 5. “Operating and Financial Review and Prospects—Overview.”

Foreign Exchange Derivative Contracts

During 2020 and 2019, Ternium Argentina entered into non-deliverable forward agreements in order to manage the exposure resulting from financial assets and liabilities denominated in Argentine pesos. As of December 31, 2020, Ternium Argentina had no outstanding non-deliverable forward agreements.

In addition, during 2020, 2019 and 2018, Ternium Colombia entered into non-deliverable forward agreements to manage the exposure of certain receivables and future receivables denominated in Colombian pesos. As of December 31, 2020, the notional amount on these agreements amounted to $75.4 million.

During 2020, 2019 and 2018, Ternium Mexico entered into forward agreements in order to manage the exposure resulting from certain commitments denominated in E.U. euros related to its investment plan. As of December 31, 2020, the notional amount on these agreements amounted to $59.2 million.

During 2020, 2019 and 2018, Ternium Investments, entered into several forward agreements in order to manage the exchange rate exposure generated by the consolidated financial position in EUR. As of December 31, 2020, the notional amount on these agreements amounted to $ 4.9 million. Also, during 2020, Ternium Investments entered into non-deliverable forward agreements to manage the exchange rate exposure generated by actual and future trade receivables denominated in Colombian pesos related to the commissioning of the plant and the business of its subsidiary, Ternium del Atlántico. As of December 31, 2020, the notional amount of these agreements amounted to $ 3.4 million.

The consolidated net fair value of these exchange rate derivative contracts as of December 31, 2020, was a negative $4.3 million. For further information on our foreign exchange contracts see note 21 to the consolidated financial statements included in this annual report.

Commodities Exposure Risk

In the ordinary course of its operations, Ternium’s subsidiaries purchase raw materials, such as iron ore and coal, slabs, and other commodities, including electricity and natural gas. Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. During 2020, 2019 and 2018, Ternium did not hedge any commodity position.

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

D.    American Depositary Shares

According to the Company's deposit agreement, holders of ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below:

•A fee of $5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for any issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; and cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.
•A fee of $0.02 (or less) per ADS for any cash distribution to ADS registered holders, excluding cash dividend.
•Any charges for taxes and other governmental charges that the Depositary or the custodian may be required to pay on any ADS or share underlying an ADS (e.g., share transfer taxes, stamp duty or withholding taxes); and any charges incurred by the Depositary or its agents for servicing the deposited securities.
•Registration or transfer fees for transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares.
•Expenses of the Depositary for cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and conversion of foreign currency.
•A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been shares and the shares had been deposited for issuance of ADSs for distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders.
•As necessary, charges for any costs incurred by the Depositary or its agents for servicing the deposited securities.

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

Fees payable by the Depositary to the Company

Fees incurred in 2020. For the year ended December 31, 2020, the Company received no fees from BNY Mellon as the Company's depositary in connection with the deposited securities.

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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.
Item 15. Controls and Procedures
    Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2020). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

Based on this assessment, management has concluded that Ternium’s internal control over financial reporting, as of December 31, 2020, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The effectiveness of Ternium’s internal control over financial reporting as of December 31, 2020 has been audited by PwC Luxembourg, as stated in their report included herein. See “Attestation Report of Registered Public Accounting Firm.”

Attestation Report of Registered Public Accounting Firm

See page F-1 of the audited consolidated financial statements included elsewhere in this annual report.

Change in Internal Control over Financial Reporting

Other than as described below, there were no significant changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During the fiscal year ended December 31, 2020, a material weakness was identified in the Company’s internal controls over the accounting for unusual transactions and events requiring a high level of judgment, which was remediated prior to December 31, 2020. Changes implemented to remediate the matter included improving the documentation supporting the analysis, supervision and approval of the accounting for unusual transactions and events requiring a high level of judgment and the engagement of third-party experts to contribute to such analysis, where advisable.

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

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2020 and 2019, PwC Luxembourg served as the principal external auditor for the Company. Fees paid to PwC Luxembourg and other PwC member firms for the years ended December 31, 2020 and December, 2019 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019
Audit fees	3,132	3,485
Audit-related fees	41	54
Tax fees	95	190
All other fees	21	75

Total	3,289	3,804

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

During 2020, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2020, there were no purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, by any "affiliated purchaser" (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act).

It was proposed to the next annual general meeting of shareholders expected to be held on May 3, 2021, to authorize the Company and the Company’s subsidiaries, for a period of five years, to purchase, acquire or receive, from time to time, shares of the Company, including shares represented by ADSs (collectively, “Securities”), on the terms and conditions set forth below.

•Purchases, acquisitions or receipts of Securities may be made in one or more transactions as the board of directors of the Company or the board of directors or other governing body of the relevant entity, as applicable, considers advisable.

•The maximum number of Securities acquired pursuant to this authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the Securities are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market. The number of Securities acquired as a block may amount to the maximum permitted amount of purchases.

•The purchase price per share to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s Securities in the stock exchange through which the Securities are acquired, during the five trading days in which transactions in the Securities were recorded in such stock exchange preceding (but excluding) the day on which the Company's Securities are acquired. For over-the-counter or off-market transactions, the purchase price per ADS to be paid in cash may not exceed 125% (excluding transactions costs and expenses) nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADSs in the New York Stock Exchange during the five trading days in which transactions in ADSs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADSs are acquired, and, in the case of acquisition of Securities, other than in the form of ADSs, such maximum and minimum per Security purchase prices shall be equal to the prices that would have applied in case of an ADS purchase pursuant to the formula above divided by the number of underlying shares represented by an ADS at the time of the relevant purchase. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorization (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled.

•The above maximum and minimum purchase prices shall, in the event of a change in the par value of the shares, a capital increase by means of a capitalization of reserves, a distribution of shares under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity, be adapted automatically, so that the impact of any such transaction on the value of the shares shall be reflected.

•The acquisitions of Securities may not have the effect of reducing the Company’s net assets below the sum of the Company’s capital stock plus its undistributable reserves.

•Only fully paid-up Securities may be acquired pursuant to this authorization.

•The acquisitions of Securities may be carried out for any purpose, as may be permitted under applicable laws and regulations, including, without limitation, to reduce the share capital of the Company, to offer such Securities to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to the Company’s or the Company’s subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments.

•The acquisitions of Securities may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the Company´s Securities are traded, through public offers to all shareholders of the Company to buy Securities, through the use of derivative financial instruments or option strategies, or in over-the-counter or off-market transactions or in any other manner.

•The acquisitions of Securities may be carried out at any time and from time to time during the duration of the authorization, including during a tender offer period, as may be permitted under applicable laws and regulations.

•The authorization granted to acquire Securities shall be valid for such maximum period as may be provided for under applicable Luxembourg law as in effect from time to time (such maximum period being, as of to date, five years).

•The acquisitions of Securities shall be made at such times and on such other terms and conditions as may be determined by the board of directors of the Company or the board of directors or other governing body of the relevant entity, provided that any such purchase shall comply with Article 430-15 et seq. of the Luxembourg Company Law and, in the case of acquisitions of Securities made through a stock exchange in which such Company's Securities are traded, with any applicable laws and regulations of such market.

In the future, the Company may, on the terms and subject to the conditions above referenced, initiate a share capital repurchase or similar program or engage in other transactions pursuant to which we would repurchase, directly or indirectly, the Company’s Securities. In addition, we or our subsidiaries may enter into transactions involving sales or purchases of derivatives or other instruments (either settled in cash or through physical delivery of securities) with returns linked to the Company’s Securities. The timing and amount of repurchase transactions under any such program, or sales or purchases of derivatives or other instruments, would depend on market conditions as well as other corporate and regulatory considerations.

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
Item 18. Financial Statements

See pages F-1 through F-88 of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	Consolidated Articles of Association of Ternium S.A., dated as of June 5, 2020

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York*

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited**

4.3	Shareholders Agreement, dated April 10, 2018, between Nippon Steel & Sumitomo Metal Corporation, Nippon Usiminas Co., Ltd., Ternium Investments S.à r.l., Confab Industrial S.A., Prosid Investments S.A., Ternium Argentina S.A., Previdência Usiminas, Metal One Corporation and Mitsubishi Corporation do Brasil S.A. ***

7.2	Statement explaining alternative performance measures

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

**	Incorporated by reference to the Registration Statement on Form F-1, filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

***	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on April 24, 2018 (File No. 001-32734 18771303).

TERNIUM S.A.
Consolidated Financial Statements
as of December 31, 2020 and 2019 and
for the years ended on December 31, 2020, 2019 and 2018
26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Ternium S.A.
____________________________________________________________________________________

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ternium S.A. and its subsidiaries (the “Company”) as of 31 December 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company‘s internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F: +352 494848 2900, www.pwc.lu

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Uncertain tax position in Mexico

As described in Note 24 (c) to the consolidated financial statements, the Company is subject to potential income tax adjustments in Mexico arising from tax audits performed by Mexican tax authorities in 2015 and 2018. Management estimate of the maximum exposure of these adjustments is USD 80.8 million, including interest and fines. Based on the advice of counsel, management believes that an unfavorable outcome is not probable and no provision has therefore been established in the consolidated financial statements. Management applied significant judgment in estimating this uncertain tax position.

The principal considerations for our determination that performing procedures relating to the uncertain tax position in Mexico is a critical audit matter are (i) the significant judgment by management when determining this uncertain tax position, including a high degree of estimation uncertainty relative to the complex tax laws and potential for significant adjustments as a result of such matter; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s accurate measurement and disclosure of this uncertain tax position; (iii) the evaluation of audit evidence available to support the uncertain tax position in Mexico is complex and resulted in significant auditor judgment as the nature of the evidence is often highly subjective; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the measurement and disclosure of the balances relating to the uncertain tax position in Mexico. These procedures also included, among others, (i) testing the information used in the determination of the amount of the contingencies for the uncertain tax position in Mexico, including, where appropriate, the related tax returns; (ii) testing the calculation of the contingencies relating to the uncertain tax position in Mexico, including management’s assessment of the technical merits of tax position and estimates of the amount of tax benefit expected to be sustained or potentially claimed; (iii) evaluating the status and results of income tax audits and ongoing legal actions; (iv) obtaining and evaluating opinions from management’s legal advisors in respect to this tax matter. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s estimates in respect of the uncertain tax position in Mexico, including evaluating the reasonableness of management’s assessment of whether tax position is more-likely-than-not of being sustained and the amount of potential liability to be realized, the application of relevant tax laws, and estimated interest and penalties.

PricewaterhouseCoopers, Société coopérative                  Luxembourg, 31 March 2021
Represented by

Marc Minet

We have served as the Company’s auditor since 2011.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (All amounts in $ thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2020	2019	2018

Net sales	4	8,735,435	10,192,818	11,454,807
Cost of sales	5	(7,099,923)	(8,452,440)	(8,483,328)

Gross profit		1,635,512	1,740,378	2,971,479

Selling, general and administrative expenses	6	(762,882)	(897,475)	(876,764)
Other operating income (expenses), net	8	206,843	21,663	13,656

Operating income		1,079,473	864,566	2,108,371

Finance expense	9	(46,644)	(88,284)	(131,172)
Finance income	9	49,421	29,071	21,236
Other financial income (expenses), net	9	19,554	(39,756)	(69,640)
Equity in earnings of non-consolidated companies	13	57,555	60,967	102,772

Profit before income tax expense		1,159,359	826,564	2,031,567

Income tax expense	10	(291,488)	(196,519)	(369,435)

Profit for the year		867,871	630,045	1,662,132

Attributable to:
Owners of the parent		778,468	564,269	1,506,647
Non-controlling interest		89,403	65,776	155,485

Profit for the year		867,871	630,045	1,662,132

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the owners of the parent (expressed in $ per share)		0.40	0.29	0.77

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (All amounts in $ thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2020	2019	2018

Profit for the year	867,871	630,045	1,662,132

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	160	(41,455)	(376,220)
Currency translation adjustment from participation in non-consolidated companies	(109,079)	(20,470)	(73,761)
Changes in the fair value of financial instruments at fair value through other comprehensive income	(3,100)	(877)	(1,036)
Income tax related to financial instruments at fair value	1,230	—	122
Changes in the fair value of derivatives classified as cash flow hedges	(266)	(750)	(132)
Income tax relating to cash flow hedges	80	225	(73)
Other comprehensive income items	(966)	669	(897)
Other comprehensive income items from participation in non-consolidated companies	400	6	499
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(36,907)	(67,601)	(38,263)
Income tax relating to remeasurement of post employment benefit obligations	10,790	19,312	9,259
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	15,081	(18,918)	(3,780)

Other comprehensive loss for the year, net of tax	(122,577)	(129,859)	(484,282)

Total comprehensive income for the year	745,294	500,186	1,177,850

Attributable to:
Owners of the parent	666,667	445,473	1,176,964
Non-controlling interest	78,627	54,713	886

Total comprehensive income for the year	745,294	500,186	1,177,850
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (All amounts in $ thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2020		December 31, 2019

ASSETS

Non-current assets
Property, plant and equipment, net	11	6,504,681		6,539,581
Intangible assets, net	12	908,583		943,838
Investments in non-consolidated companies	13	471,306		513,648
Other investments	17	2,881		3,253
Deferred tax assets	19	158,703		163,538
Receivables, net	14	243,306		592,565
Trade receivables, net	15	—	8,289,460	897	8,757,320

Current assets
Receivables, net	14	288,609		334,713
Derivative financial instruments	21	1,572		1,196
Inventories, net	16	2,001,781		2,158,298
Trade receivables, net	15	918,438		949,672
Other investments	17	813,527		212,271
Cash and cash equivalents	17	537,882	4,561,809	519,965	4,176,115

Non-current assets classified as held for sale			4,966		2,098

			4,566,775		4,178,213

Total Assets			12,856,235		12,935,533

EQUITY
Capital and reserves attributable to the owners of the parent			7,286,115		6,611,665

Non-controlling interest			1,157,038		1,103,208

Total Equity			8,443,153		7,714,873

LIABILITIES

Non-current liabilities
Provisions	18	80,570		613,352
Deferred tax liabilities	19	346,485		403,278
Other liabilities	20	551,856		507,603
Trade payables		1,145		1,174
Derivative financial instruments	21	523		17
Lease liabilities	22	251,617		298,219
Borrowings	23	1,327,289	2,559,485	1,628,892	3,452,535

Current liabilities
Current income tax liabilities		110,499		47,053
Other liabilities	20	249,836		240,934
Trade payables		1,049,337		876,803
Derivative financial instruments	21	5,835		3,007
Lease liabilities	22	42,486		40,546
Borrowings	23	395,604	1,853,597	559,782	1,768,125

Total Liabilities			4,413,082		5,220,660

Total Equity and Liabilities			12,856,235		12,935,533
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2020	2,004,743	(150,000)	(23,295)	1,332,980	(2,324,866)	(2,760,046)	8,532,149	6,611,665	1,103,208	7,714,873

Profit for the year							778,468	778,468	89,403	867,871
Other comprehensive income (loss) for the period
Currency translation adjustment						(100,983)		(100,983)	(7,936)	(108,919)
Remeasurement of post employment benefit obligations				(9,340)				(9,340)	(1,696)	(11,036)
Cash flow hedges and others, net of tax				(95)				(95)	(91)	(186)
Others				(1,383)				(1,383)	(1,053)	(2,436)

Total comprehensive income (loss) for the year	—	—	—	(10,818)	—	(100,983)	778,468	666,667	78,627	745,294

Acquisition of non-controlling interest (5)				7,783				7,783	(24,797)	(17,014)

Balance as of December 31, 2020	2,004,743	(150,000)	(23,295)	1,329,945	(2,324,866)	(2,861,029)	9,310,617	7,286,115	1,157,038	8,443,153

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2020, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2020, the Company held 41,666,666 shares as treasury shares.
(3) Include mainly legal reserve under Luxembourg law for $200.5 million, undistributable reserves under Luxembourg law for $1.4 billion, hedge accounting reserve, net of tax effect, for $(0.2) million and reserves related to the acquisition of non-controlling interest in subsidiaries for $(72.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2019	2,004,743	(150,000)	(23,295)	1,385,701	(2,324,866)	(2,702,477)	8,203,449	6,393,255	1,091,321	7,484,576

Profit for the year							564,269	564,269	65,776	630,045
Other comprehensive income (loss) for the period
Currency translation adjustment						(57,569)		(57,569)	(4,356)	(61,925)
Remeasurement of post employment benefit obligations				(60,730)				(60,730)	(6,477)	(67,207)
Cash flow hedges and others, net of tax				(268)				(268)	(257)	(525)
Others				(229)				(229)	27	(202)

Total comprehensive income (loss) for the year	—	—	—	(61,227)	—	(57,569)	564,269	445,473	54,713	500,186

Dividends paid in cash (5)							(235,569)	(235,569)	—	(235,569)
Dividends paid in cash to non-controlling interest (6)								—	(28,530)	(28,530)
Acquisition of non-controlling interest (7)				8,506				8,506	(14,296)	(5,790)

Balance as of December 31, 2019	2,004,743	(150,000)	(23,295)	1,332,980	(2,324,866)	(2,760,046)	8,532,149	6,611,665	1,103,208	7,714,873

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
(5) Represents $0.12 per share ($1.20 per ADS). Related to the dividends distributed on May 6, 2019, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $5.0 million were included in equity as less dividend paid.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2018	2,004,743	(150,000)	(23,295)	1,416,121	(2,324,866)	(2,403,664)	6,491,385	5,010,424	842,347	5,852,771

Impact of adopting IFRS 9 at January 1, 2018				450			(147)	303	204	507
Impact of adopting IAS 29 at January 1, 2018 (see note 3 (cc))							421,502	421,502	268,824	690,326
Adjusted Balance at January 1, 2018	2,004,743	(150,000)	(23,295)	1,416,571	(2,324,866)	(2,403,664)	6,912,740	5,432,229	1,111,375	6,543,604

Profit for the year							1,506,647	1,506,647	155,485	1,662,132
Other comprehensive income (loss) for the period
Currency translation adjustment						(298,813)		(298,813)	(151,168)	(449,981)
Remeasurement of post employment benefit obligations				(29,418)				(29,418)	(3,366)	(32,784)
Cash flow hedges and others, net of tax				(288)				(288)	83	(205)
Others				(1,164)				(1,164)	(148)	(1,312)

Total comprehensive income (loss) for the year	—	—	—	(30,870)	—	(298,813)	1,506,647	1,176,964	886	1,177,850

Dividends paid in cash (5)							(215,938)	(215,938)	—	(215,938)
Dividends paid in cash to non-controlling interest (6)								—	(20,940)	(20,940)

Balance as of December 31, 2018	2,004,743	(150,000)	(23,295)	1,385,701	(2,324,866)	(2,702,477)	8,203,449	6,393,255	1,091,321	7,484,576

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (All amounts in $ thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2020	2019	2018

Cash flows from operating activities
Profit for the year		867,871	630,045	1,662,132
Adjustments for:
Depreciation and amortization	11 & 12	631,051	661,112	589,299
Income tax accruals less payments	26 (b)	66,561	(208,805)	(154,366)
Equity in earnings of non-consolidated companies	13	(57,555)	(60,967)	(102,772)
Interest accruals less payments	26 (b)	6,991	3,405	(13,014)
ICMS provision recovery, net of reversal of related asset	8 & 24 (i)(g)	(186,010)	—	—
Changes in provisions	18	623	(1,544)	(7,659)
Changes in working capital (1)	26 (b)	352,795	572,684	(228,577)
Net foreign exchange results and others		78,919	51,689	(5,778)

Net cash provided by operating activities		1,761,246	1,647,619	1,739,265

Cash flows from investing activities
Capital expenditures	11 & 12	(560,013)	(1,052,252)	(520,250)
Recovery/(Loans) to non-consolidated companies	13	—	24,480	(24,480)
(Increase)/Decrease in other investments	17	(600,884)	(163,800)	86,857
Proceeds from the sale of property, plant and equipment		1,044	788	861
Acquisition of non-controlling interest		(17,014)	(5,790)	—

Net cash used in investing activities		(1,176,867)	(1,196,574)	(457,012)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		—	(235,569)	(215,938)
Dividends paid in cash to non-controlling interests		—	(28,530)	(20,940)
Finance lease payments		(42,144)	(38,569)	(7,565)
Proceeds from borrowings		245,668	1,529,766	1,188,731
Repayments of borrowings		(709,778)	(1,377,605)	(2,266,560)

Net cash used in financing activities		(506,254)	(150,507)	(1,322,272)

Increase (Decrease) in cash and cash equivalents		78,125	300,538	(40,019)

Movement in cash and cash equivalents
At January 1,		519,965	250,541	337,779
Effect of exchange rate changes and inflation adjustment		(60,208)	(31,114)	(47,219)
Increase (Decrease) in cash and cash equivalents		78,125	300,538	(40,019)

Cash and cash equivalents at December 31, (2)		537,882	519,965	250,541

Non-cash transactions:
Acquisition of PP&E under lease contract agreements		6,101	21,963	73,828

(1) The working capital is impacted by non-cash movement of $ (18.0) million as of December 31, 2020 ($(70.0) million and $(74.5) million as of December 31, 2019 and 2018, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.
(2) It includes restricted cash of $54, $69 and $2,216 as of December 31, 2020, 2019 and 2018, respectively. In addition, the Company had other investments with a maturity of more than three months for $813,527, $212,271 and $44,529 as of December 31, 2020, 2019 and 2018, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Notes to the Consolidated Financial Statements
1.    GENERAL INFORMATION
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2020, there were 2,004,743,442 shares issued. All issued shares are fully paid.
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

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2020 and 2019, this special tax reserve amounted in both cases to $6.3 billion. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
2.    BASIS OF PRESENTATION
a)    Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2021), as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“$”), except otherwise indicated.
These Consolidated financial statements fairly present the consolidated equity and consolidated financial situation of Ternium as of December 31, 2020, and the consolidated results of its operations, the Changes in the Consolidated Statement of Comprehensive Income, the Changes in Consolidated Net Equity and the Consolidated Cash Flows of Ternium for the year then ended.
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
These consolidated financial statements have been approved for issue by the Board of Directors on February 23, 2021. The Directors have the power to amend and reissue the consolidated financial statements.
Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2020	2019	2018

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L. (1)	Spain	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (1)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Solutions S.A. (formerly Tericer Trading S.A.) (1)	Uruguay	Other services	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (1)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Argentina S.A. (2)	Argentina	Manufacturing and selling of flat steel products	62.46%	61.50%	60.94%
Impeco S.A. (3)	Argentina	Manufacturing of pipe products	62.49%	61.54%	60.97%
Prosid Investments S.A. (4)	Uruguay	Holding	62.46%	61.51%	60.94%
Ternium Mexico S.A. de C.V. (5)	Mexico	Manufacturing and selling of steel products	89.21%	88.94%	88.78%
Hylsa S.A. de C.V. (6)	Mexico	Manufacturing and selling of steel products	89.21%	88.94%	88.78%
Las Encinas S.A. de C.V. (6)	Mexico	Exploration, exploitation and pelletizing of iron ore	89.21%	88.94%	88.78%
Ferropak Comercial S.A. de C.V. (6)	Mexico	Scrap services company	89.21%	88.94%	88.78%
Transamerica E. & I. Trading Corp. (6)	USA	Scrap services company	89.21%	88.94%	88.78%
Técnica Industrial S.A. de C.V. (6)	Mexico	Services	89.21%	88.94%	88.78%
Galvacer Chile S.A. (6)	Chile	Distributing company	89.21%	88.94%	88.78%
Ternium Gas México S.A. de C.V. (7)	Mexico	Energy services company	89.21%	88.94%	88.78%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.61%	44.47%	44.39%
Peña Colorada Servicios S.A. de C.V. (8)	Mexico	Services	44.61%	44.47%	44.39%
Exiros B.V. (8)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (9)	Mexico	Medical and Social Services	66.47%	66.26%	66.14%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.92%	99.92%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Internacional Guatemala S.A. (10)	Guatemala	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Colombia S.A.S. (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Cauca S.A.S. (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Siderúrgica de Caldas S.A.S. (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Atlántico S.A.S (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (10)	Uruguay	Marketing of steel products and procurement services	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (10)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Tenigal S. de R.L. de C.V. (11)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Treasury Services S.A.	Uruguay	Financial Services	100.00%	100.00%	100.00%
Soluciones Integrales de Gestión S.A. (12)	Argentina	Other services	100.00%	100.00%	100.00%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2020	2019	2018

Ternium Participaçoes S.A. (12)	Brazil	Holding	100.00%	100.00%	100.00%
Ternium Brasil Ltda. (13)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium International Inc. (14)	Panama	Marketing of steel products	—	100.00%	100.00%
Ternium Investments Switzerland AG (15)	Switzerland	Holding	—	100.00%	100.00%
Ternium Internacional S.A. (16)	Uruguay	Marketing of steel products	—	100.00%	100.00%
Ternium Staal B.V. (17)	Netherlands	Holding and marketing of steel products	—	100.00%	100.00%
Imsamex Ecuador S.A. (18)	Ecuador	Distributing company	—	—	88.78%
Ternium Solutions A.G. (19)	Switzerland	Other services	—	—	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V. (20)	Mexico	Engineering and other services	—	—	99.89%
Ternium International USA Corporation (21)	USA	Marketing of steel products	—	—	100.00%
(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(2) Indirectly through Ternium Internacional España S.L. Total voting rights held 62.46%. Before that, indirectly through Ternium Internacional España S.L. total voting rights was 61.50%. in 2019 and 60.94% in 2018.
(3) Indirectly through Ternium Argentina S.A. and Soluciones Integrales de Gestión S.A. Total voting rights held 100.00%.
(4) Indirectly through Ternium Argentina S.A. and Ternium Procurement S.A. Total voting rights held 100.00%.
(5) Indirectly through Ternium Argentina S.A. and Ternium Internacional España S.L. Total voting rights held 100.00%.
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
(9) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.
(10) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(11) Indirectly through Ternium Internacional España S.L. Total voting rights held: 51.00%.
(12) Indirectly through Ternium Investments S.à r.l. and Ternium Internacional España S.L. Total voting rights held: 100.00%.
(13) Since the second quarter of 2020, indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%. Before that, indirectly through Ternium Investments S.à r.l..
(14) This company was dissolved as of December 7, 2020.
(15) This company was dissolved as of December 4, 2020.
(16) This company was dissolved as of July 14, 2020.
(17) Merged into Ternium Internacional España S.L. as of May 27, 2020, effective as of January 1, 2020.
(18) This company was dissolved as of December 19, 2019.
(19) This company was dissolved as of July 3, 2019.
(20) This company was dissolved as of March 29, 2019.
(21) Merged with Ternium USA Inc. during the first quarter of 2019.

The most important non-controlling interest is related to the investment in Ternium Argentina S.A., which is a company listed in the Buenos Aires Stock Exchange (see note 30). All the information related to this investment could be found in the Buenos Aires Stock Exchange webpage.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed in the preparation of these Consolidated Financial Statements:
(a)Group accounting
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
(b)Foreign currency translation
(1)Functional and presentation currency
Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for the non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The $ is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.
(2)    Subsidiary companies
The results and financial position of all the group entities (except for the ones which operated in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
(c)Financial instruments
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
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
For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 3 (i) for further details.
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
Derivative financial instruments
Information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial Risk management" and Note 3 (y).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
(d)Property, plant and equipment
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
The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2020, 2019 and 2018.
Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.
If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount (see Note 3 (f) "Impairment").
Amortization charges are included in cost of sales, selling, general and administrative expenses.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
(2) Right-of-use assets
The Company is a party to lease contracts for:
–Land
–Plants and equipment for the production of industrial gases and other production materials.
–Transportation and maintenance equipment.
–Warehouses and office spaces.

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
Buildings and facilities        1-29 years
Machinery            1-12 years
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
(e)Intangible assets
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
(2)    Mining assets
Mining assets include:
(a)Mining licenses acquired;
(b)Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 3 (e) 3); and
(c)Capitalized developmental stripping costs (see note 3 (u)).
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
Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2020, 2019 and 2018, is approximately 4%, 5% and 8% per year, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
(3)Exploration and evaluation costs
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
Exploration costs are tested for impairment annually or whenever there are indicators that impairment exists. Indicators of impairment include, but are not limited to:
–Rights to explore in an area have expired or will expire in the near future without renewal;
–No further exploration and evaluation is planned or budgeted;
–A decision to discontinue exploration and evaluation in an area because of the absence of commercial reserves; and
–Sufficient data exists to indicate that the book value will not be fully recovered from future development and production.

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
As of December 31, 2020 and 2019, the carrying amount of goodwill allocated to the Mexico CGUs was $662.3 million, of which $619.8 million corresponds to steel operations and $42.5 million to mining operations.
(5)    Research and development
Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2020, 2019 and 2018 totaled $8.3 million, $10.0 million and $8.9 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
(6)    Customer relationships acquired in a business combination
In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ternium Colombia S.A.S. These customer relationships were amortized using the straight-line method over a useful life of approximately 10 years. As of December 31, 2018, these assets were fully amortized.
In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships in connection with the acquisition of Ternium Staal B.V. as of September 7, 2017. The value of the slab commitment agreement by which Ternium Investments S.à r.l. is entitled to invoice, under certain conditions, the price difference between slabs and hot rolled coils will be amortized using the units of slabs sold method.
(7)    Trademarks acquired in a business combination
In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ternium Colombia S.A.S. As of December 31, 2018, these assets were fully amortized.
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
Ternium uses, for the steel segment impairment tests, cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. For the mining segment impairment tests, Ternium uses cash flow projections for the whole lives of the mines based on past performance and expectations of market development. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2020 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 8.87% (as of December 31, 2019, 9.80%).
As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.
Considering the economic situation in Argentina, the increase in the inflation rates, the devaluation of the Argentine peso and a weaker industrial environment as of June 30, 2020, the Company decided to assess the recoverability of its investments in Argentina, resulting in no impairment charges to be recognized. As of June 30, 2020, the discount rate used to test the investment in Argentine subsidiaries for impairment was 14.3% ( 14.3%. as of December 31, 2019). Also, considering the economic situation in Brazil as of June 30, 2020, the Company decided to assess the recoverability of its investments in Brazil, resulting in no impairment charges to be recognized. As of June 30, 2020, the discount rate used to test the investment in the Brazilian subsidiary for impairment was 10.3%. As of December 31, 2020, no new impairment triggers were detected in these CGUs and, consequently, no impairment tests were prepared.

During the years 2020, 2019 and 2018, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill).
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
(h)Inventories
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
The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 3 (bb) (4)).
(i)Trade receivables and other receivables
Trade and other receivables are recognized initially at fair value, generally the original invoice amount. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due. The Company keeps an allowance for trade receivables, recorded in an asset account to offset the trade receivables in an amount estimated sufficient to cover the losses resulting from the impossibility for the debtors to cancel the amounts owed. This allowance for trade receivables is recorded with a charge to selling expenses.
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
The carrying value of non-current assets classified as held for sale, at December 31, 2020 and 2019 totals $5.0 million and $2.1 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
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
(2)Termination benefits
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
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
As of December 31, 2020 and 2019, the outstanding liability corresponding to the Program amounts to $43.4 million and $36.2 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2020 and 2019, is $43.3 million and $36.0 million, respectively.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
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
The amount of borrowing costs that Ternium capitalized during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2020, 2019 and 2018, the capitalized borrowing costs were of $13.1 million, $16.1 million and $7.4 million, respectively.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2020 and 2019, the effective portion of designated cash flow hedges (net of taxes) amounted to $(0.2) million and $(0.1) million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 26 (a)).
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 3(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2020 was 8.87% and no impairment charge resulted from the impairment test performed. See notes 3(f) and 3(e)(4).
(2)Income taxes
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
(3)    Loss contingencies
Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, uncertain tax positions, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to $80.6 million and $613.4 million as of December 31, 2020 and 2019, respectively,.
(4)Allowance for obsolescence of supplies and spare parts and slow-moving inventory
Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
As of December 31, 2020 and 2019, the Company recorded no allowance for net realizable value and $58.6 million and $62.2 million, respectively, as allowance for obsolescence.
(5)Useful lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets
In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.
When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:
–whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;
–whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;
–whether the carrying amount of the net assets of the entity is more than its market capitalization;
–whether evidence is available of obsolescence or physical damage of an asset.
–whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and
–whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

Considering the economic situation in Argentina as of December 31, 2019, and as of June 30, 2020, the Company tested the recoverability of its investment in Ternium Argentina as of such dates, resulting in no impairment charges to be recognized. As of December 31, 2020, no new impairment triggers were detected and, consequently, no impairment test was prepared.
The Company also tested the recoverability of its investments in the rest of the subsidiaries as of June 30, 2020, due to the pandemic, resulting in no impairment charges to be recognized. Considering that no impairment indicators were identified in the rest of subsidiaries as of December 31, 2020, the Company additionally tested the value of the goodwill for impairment, resulting in no impairment charges to be recognized.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
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
Changes in reported reserves may affect the Company’s financial results and financial position, including the following:
–Asset carrying amounts may be affected due to changes in estimated future cash flows.
–Depreciation and amortization charges may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.
–Stripping costs recognized in Mining assets or charged to results may change due to changes in stripping ratios or the units of production basis of depreciation.
–Asset retirement obligations may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

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
(8)    Valuation of lease liabilities and right-of-use assets
The application of IFRS 16 requires the Company to make judgments that affect the recognition and valuation of the lease liabilities and the right-of-use assets, including the determination of the contracts within the scope of the Standard, the contract term and the interest rate used for the discount of future cash flows.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

The present value of the lease payments is determined using the discount rate representing a risk-free interest rate, adjusted by a spread related to the credit quality of the Company in each location and currency rate in connection with each lease contract.

(9) Change in the functional currency of Argentine subsidiaries

The determination of the functional currency requires management to make significant judgments. Ternium Argentina has performed a review of its functional currency and concluded that the currency that most faithfully represents the economics effects of the entity is the US dollar and therefore its functional currency has changed from the local currency to the US dollar. This change was prospective from January 1, 2020, and did not affect the balances at December 31, 2019, nor results or cash flows for the year then ended.

It was based on the following considerations:
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

The change in functional currency of Ternium Argentina significantly reduced the volatility of the Company’s earnings that was due to foreign exchange movements and the application of IAS 29 - Financial Reporting in Hyperinflationary Economies.

(cc)    Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

For the years ended December 31, 2019 and 2018, the Company applied IAS 29 “Financial Reporting in Hyperinflationary Economies”, which requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the Standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%.
Considering that the significant increase in inflation during 2018, which exceeded the 100% three-year cumulative inflation rate, and that the rest of the indicators did not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Company considered that there was sufficient evidence to conclude that Argentina was a hyperinflationary economy under the terms of IAS 29 as from July 1, 2018, and, accordingly, applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)
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

The inflation adjustment on the initial balances was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics (“INDEC”). The price index for the year periods ended December 31, 2019 and 2018, were 1.54 and 1.48, respectively.
The main procedures for the above-mentioned adjustment are as follows:
–Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
–Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity are adjusted by applying the relevant conversion factors.
–All items in the income statement are restated by applying the relevant conversion factors.
–The effect of inflation on the Company’s net monetary position is included in the income statement, in Other financial income (expenses), net, under the caption “Inflation adjustment results”.
–The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the adoption of hyperinflation accounting.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
4.    SEGMENT INFORMATION
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
It also includes the sales of energy.
The Steel segment comprises four operating segments: Mexico, Southern Region, Brazil and Other markets. These four segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Brazil operating segment includes the business generated in Brazil. The Other markets operating segment includes businesses mainly in United States, Colombia, China and Guatemala.
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
Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:
–The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
–The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
–Other timing and non-significant differences.
Most information on segment assets is not disclosed as it is not reviewed by the CEO.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
4.    SEGMENT INFORMATION (continued)

	Year ended December 31, 2020
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	8,679,513	390,541	(334,619)	8,735,435
Cost of sales	(7,172,635)	(268,905)	341,617	(7,099,923)

Gross profit	1,506,878	121,636	6,998	1,635,512

Selling, general and administrative expenses	(740,056)	(22,826)	—	(762,882)
Other operating income, net	208,965	(2,122)	—	206,843

Operating income - IFRS	975,787	96,688	6,998	1,079,473

Management view
Net sales	8,679,513	384,255	(328,333)	8,735,435
Operating income	1,046,623	101,937	689	1,149,249
Reconciliation items:
Differences in Cost of sales				(69,776)

Operating income - IFRS				1,079,473

Financial income (expense), net				22,331
Equity in earnings (losses) of non-consolidated companies				57,555

Income before income tax expense - IFRS				1,159,359

Depreciation and amortization - IFRS	(580,807)	(50,244)	—	(631,051)

	Year ended December 31, 2019
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	10,186,171	364,058	(357,411)	10,192,818
Cost of sales	(8,552,493)	(259,535)	359,588	(8,452,440)

Gross profit	1,633,679	104,523	2,177	1,740,378

Selling, general and administrative expenses	(885,146)	(12,330)	—	(897,475)
Other operating expenses, net	21,931	(268)	—	21,663

Operating income - IFRS	770,466	91,924	2,177	864,566

Management view
Net sales	10,230,650	417,619	(410,972)	10,237,297
Operating income	841,169	146,636	2,177	989,982
Reconciliation items:
Differences in Cost of sales				99,315
Effect of inflation adjustment (Note 3 (cc))				(224,731)

Operating income - IFRS				864,566

Financial income (expense), net				(98,969)
Equity in earnings (losses) of non-consolidated companies				60,967

Income before income tax expense - IFRS				826,564

Depreciation and amortization - IFRS	(612,744)	(48,368)	—	(661,112)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
4.    SEGMENT INFORMATION (continued)

	Year ended December 31, 2018
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	11,453,420	282,000	(280,613)	11,454,807
Cost of sales	(8,524,890)	(239,893)	281,455	(8,483,328)

Gross profit	2,928,530	42,107	842	2,971,479

Selling, general and administrative expenses	(860,881)	(15,883)	—	(876,764)
Other operating expenses, net	12,950	706	—	13,656

Operating income - IFRS	2,080,599	26,930	842	2,108,371

Management view
Net sales	11,723,883	333,892	(332,505)	11,725,270
Operating income	1,768,115	91,418	(6,213)	1,853,319
Reconciliation items:
Differences in Cost of sales				541,492
Effect of inflation adjustment (Note 3 (cc))				(286,440)

Operating income - IFRS				2,108,371

Financial income (expense), net				(179,576)
Equity in earnings (losses) of non-consolidated companies				102,772

Income before income tax expense - IFRS				2,031,567

Depreciation and amortization - IFRS	(537,885)	(51,415)	—	(589,299)
GEOGRAPHICAL INFORMATION
The Company has revenues attributable to the Company’s country of incorporation (Luxembourg), related to a contract acquired as a part of the acquisition of the participation in Ternium Brasil Ltda.
For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2020
	Mexico	Southern region	Brazil and Other markets	Total

Net sales	4,660,278	1,762,785	2,312,372	8,735,435

Non-current assets (1)	4,726,342	919,490	1,767,432	7,413,264

	Year ended December 31, 2019
	Mexico	Southern region	Brazil and Other markets	Total

Net sales	5,477,690	1,704,132	3,010,996	10,192,818

Non-current assets (1)	4,584,802	1,008,860	1,889,757	7,483,419

	Year ended December 31, 2018
	Mexico	Southern region	Brazil and Other markets	Total

Net sales	6,345,137	1,941,168	3,168,502	11,454,807

Non-current assets (1)	4,093,288	1,071,705	1,665,140	6,830,133
(1) Includes Property, plant and equipment and Intangible assets.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
4.    SEGMENT INFORMATION (continued)
REVENUES BY PRODUCT

	Year ended December 31,
	2020	2019	2018

Semi-finished (1)	3,632	51,496	103,099
Slabs	1,047,311	1,753,090	1,818,235
Hot rolled (2)	2,880,055	3,275,941	3,961,144
Cold rolled	1,101,963	1,165,406	1,264,940
Coated (3)	3,015,132	3,263,463	3,506,040
Roll-formed and tubular (4)	413,337	380,688	437,514
Other products (5)	274,005	302,734	363,835

TOTAL SALES	8,735,435	10,192,818	11,454,807
(1)Semi-finished includes billets and round bars.
(2)Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(3)Coated includes tin plate and galvanized products.
(4)Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles, steel decks and pre-engineered metal building systems.
(5)Other products include mainly sales of energy and pig iron.
5.    COST OF SALES

	Year ended December 31,
	2020	2019	2018

Inventories at the beginning of the year	2,158,298	2,689,829	2,550,930
Effect of initial inflation adjustment (Note 3 (cc))	—	—	191,708
Translation differences	—	(21,919)	(413,436)

Plus: Charges for the year
Raw materials and consumables used and other movements	5,359,938	6,165,654	6,961,704
Services and fees	112,924	151,373	158,551
Labor cost	546,045	611,615	699,447
Depreciation of property, plant and equipment	527,283	508,934	456,522
Amortization of intangible assets	14,624	17,805	25,374
Maintenance expenses	371,368	467,090	519,625
Office expenses	6,131	8,513	8,586
Insurance	10,641	9,674	8,769
Change of obsolescence allowance	(1,279)	8,413	17,322
Recovery from sales of scrap and by-products	(20,892)	(23,793)	(27,744)
Others	16,623	17,550	15,799

Less: Inventories at the end of the year	(2,001,781)	(2,158,298)	(2,689,829)

Cost of Sales	7,099,923	8,452,440	8,483,328

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
6.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2020	2019	2018

Services and fees (1)	53,220	79,283	76,066
Labor cost	192,854	215,418	241,552
Depreciation of property, plant and equipment	15,920	16,034	13,561
Amortization of intangible assets	73,224	118,339	93,842
Maintenance and expenses	4,275	4,894	5,096
Taxes	97,075	104,014	95,072
Office expenses	27,314	35,956	35,663
Freight and transportation	283,808	307,958	300,676
Increase (decrease) of allowance for doubtful accounts	336	(293)	1,629
Others	14,856	15,872	13,607

Selling, general and administrative expenses	762,882	897,475	876,764
(1) For the year ended December 31, 2020, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $3,289, including $3,132 for audit services, $41 for audit-related services, $95 for tax services and $21 for all other services.
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

7.    LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2020	2019	2018

Wages, salaries and social security costs	677,541	759,678	884,536
Termination benefits	25,265	28,269	26,601
Post-employment benefits (Note 20 (i))	36,093	39,086	29,862

Labor costs	738,899	827,033	940,999
As of December 31, 2020, 2019 and 2018, the quantity of employees was 20,173, 19,863 and 20,660, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
8.    OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2020	2019	2018

Results of sundry assets	1,363	258	1,895
Provision for legal claims and other matters (Note 18 and 24 (ii))	—	1,997	7,625
Recovery of provision related to the ICMS action of unconstitutionality (Note 24 (i) (g)) (1)	380,075	—	—
Other operating income	20,093	19,408	4,136

Other operating income	401,531	21,663	13,656

Reversal of the asset in connection with the ICMS provision (Note 24 (i) (g)) (1)	(194,065)	—	—
Provision for legal claims and other matters (Note 18 and 24 (ii))	(623)	—	—
Other operating expense	(194,688)	—	—

Other operating income (expenses), net	206,843	21,663	13,656

(1) It includes the gain generated by the recovery of the provision for contingencies related to the ICMS action of unconstitutionality ($380,075), partially compensated by the reversal of the related credit ($194,065). For more information about this case, see note 24 (i) (g)).

9.    OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2020	2019	2018

Interest expense	(46,644)	(88,284)	(131,172)

Finance expense	(46,644)	(88,284)	(131,172)

Interest income	49,421	29,071	21,236

Finance income	49,421	29,071	21,236

Net foreign exchange gain (loss)	3,379	(136,897)	(177,645)
Inflation adjustment results	—	117,956	191,427
Change in fair value of financial assets	6,104	—	—
Derivative contract results	11,933	(10,831)	(99,259)
Others	(1,862)	(9,984)	15,837

Other financial income (expenses), net	19,554	(39,756)	(69,640)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
10.    INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2020	2019	2018

Current tax
Current tax	(338,408)	(256,460)	(588,773)
Effect of changes in tax law (1)	—	4,178	(28,596)

Deferred tax (Note 19)
Deferred tax	39,895	38,785	232,485
Effect of changes in tax law (1)	—	16,979	—
Recovery of income tax (2)	7,025	—	15,449

Income tax expense	(291,488)	(196,519)	(369,435)
(1) For 2019, it includes mainly the application of the new tax law in Argentina that enables the tax inflation adjustment. The reduction of the tax rate in Argentina enacted in 2017 was modified in 2019, setting the corporate income tax rate to 30% for the year 2020 and to 25% from the year 2021 going forward.
For 2018, it includes mainly the option exercised by the Company of the asset revaluation for tax purpose in Argentina, for which an amount of $28.6 million was included.
(2) It includes the recovery of tax credits in Ternium Brasil Ltda.

Income tax expense for the years ended December 31, 2020, 2019 and 2018 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2020	2019	2018

Income before income tax	1,159,359	826,564	2,031,567

Income tax expense at statutory tax rate	(350,896)	(247,592)	(604,493)
Non taxable income	118,540	71,101	102,870
Non deductible expenses	—	(476)	(16,201)
Effect of currency translation on tax base (1)	(66,157)	33,133	161,536
Increase of unrecognized tax losses carried-forward	—	(73,842)	—
Recovery of income tax	7,025	—	15,449
Effect of changes in tax law	—	21,157	(28,596)

Income tax expense	(291,488)	(196,519)	(369,435)
(1) Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico and Argentina.
Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
11.    PROPERTY, PLANT AND EQUIPMENT, NET

(1) Property, plant and equipment, net

	Year ended December 31, 2020
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	594,435	3,412,904	6,931,970	268,398	1,119,348	140,028	355,928	12,823,011
Accumulated depreciation	—	(1,618,882)	(4,377,389)	(218,033)	—	(19,656)	(49,470)	(6,283,430)

Net book value at January 1, 2020	594,435	1,794,022	2,554,581	50,365	1,119,348	120,372	306,458	6,539,581

Opening net book value	594,435	1,794,022	2,554,581	50,365	1,119,348	120,372	306,458	6,539,581
Translation differences	(134)	(297)	(68)	(37)	(6)	—	—	(542)
Additions	—	18,552	1,487	2,345	482,606	20,362	6,101	531,453
Capitalized borrowing costs	—	—	—	—	13,100	—	—	13,100
Disposals / Consumptions	—	(183)	(124)	(1,106)	(3,775)	(13,782)	(3,254)	(22,224)
Indexation	—	—	—	—	—	—	(9,388)	(9,388)
Transfers	(1,540)	137,379	247,824	23,352	(407,911)	(3,200)	—	(4,096)
Depreciation charge	—	(136,217)	(339,050)	(16,761)	—	(7,628)	(43,547)	(543,203)

Closing net book value	592,761	1,813,256	2,464,650	58,158	1,203,362	116,124	256,370	6,504,681

Values at the end of the year
Cost	592,761	3,567,732	7,179,626	289,877	1,203,362	143,309	349,003	13,325,670
Accumulated depreciation	—	(1,754,476)	(4,714,976)	(231,719)	—	(27,185)	(92,633)	(6,820,989)

Net book value at December 31, 2020	592,761	1,813,256	2,464,650	58,158	1,203,362	116,124	256,370	6,504,681

	Year ended December 31, 2019
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	587,174	3,303,174	6,748,644	264,782	617,950	124,220	55,288	11,701,232
Accumulated depreciation	—	(1,520,976)	(4,126,060)	(217,394)	—	(13,275)	(5,918)	(5,883,623)

Net book value at January 1, 2019	587,174	1,782,198	2,622,584	47,388	617,950	110,945	49,370	5,817,609

Opening net book value	587,174	1,782,198	2,622,584	47,388	617,950	110,945	49,370	5,817,609
Effect of initial recognition under IFRS 16	—	—	—	—	—	—	280,493	280,493
Translation differences	(596)	(16,174)	(9,959)	(316)	(1,716)	(1,089)	(1,263)	(31,113)
Additions	7,531	9,367	2,063	4,821	923,599	38,476	40,864	1,026,721
Capitalized borrowing costs	—	—	—	—	16,085	—	—	16,085
Disposals / Consumptions	—	(750)	(117)	(1,204)	(2,988)	(21,489)	(18,901)	(45,449)
Transfers	326	154,544	264,122	14,843	(433,582)	(50)	—	203
Depreciation charge	—	(135,163)	(324,112)	(15,167)	—	(6,421)	(44,105)	(524,968)

Closing net book value	594,435	1,794,022	2,554,581	50,365	1,119,348	120,372	306,458	6,539,581

Values at the end of the year
Cost	594,435	3,412,904	6,931,970	268,398	1,119,348	140,028	355,928	12,823,011
Accumulated depreciation	—	(1,618,882)	(4,377,389)	(218,033)	—	(19,656)	(49,470)	(6,283,430)

Net book value at December 31, 2019	594,435	1,794,022	2,554,581	50,365	1,119,348	120,372	306,458	6,539,581

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
11.    PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(2) Right-of-use assets

	Right-of-use assets
	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	245,752	110,176	—	355,928
Accumulated depreciation	(28,895)	(20,575)	—	(49,470)

Net book value at January 1, 2020	216,857	89,601	—	306,458

Opening net book value	216,857	89,601	—	306,458
Net additions	2,416	3,685	—	6,101
Disposal/Derecognition	(1,666)	(1,588)	—	(3,254)
Indexation	(7,024)	(2,364)	—	(9,388)
Depreciation charge	(29,424)	(14,123)	—	(43,547)

Closing net book value	181,159	75,211	—	256,370

Values at the end of the year
Cost	239,211	109,792	—	349,003
Accumulated depreciation	(58,052)	(34,581)	—	(92,633)

Net book value at December 31, 2020	181,159	75,211	—	256,370

	Right-of-use assets
	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	—	55,288	—	55,288
Accumulated depreciation	—	(5,918)	—	(5,918)

Net book value at January 1, 2019	—	49,370	—	49,370

Opening net book value	—	49,370	—	49,370
Effect of initial recognition under IFRS 16	226,936	52,469	1,088	280,493
Translation differences	(115)	(1,148)	—	(1,263)
Net additions	18,931	21,933	—	40,864
Disposal/Derecognition	—	(18,094)	(807)	(18,901)
Depreciation charge	(28,895)	(14,929)	(281)	(44,105)

Closing net book value	216,857	89,601	—	306,458

Values at the end of the year
Cost	245,752	110,176	—	355,928
Accumulated depreciation	(28,895)	(20,575)	—	(49,470)

Net book value at December 31, 2019	216,857	89,601	—	306,458
The cost related to variable-lease payments that do not depend on an index or rate amounted to $10.6 million for the year ended December 31, 2020 ($17.4 million for the year ended December 31, 2019). The expenses related to leases for which the Company applied the practical expedient described in paragraph 5 (a) of IFRS 16 (leases with contract term of less than 12 months) amounted to $0.8 million for the year ended December 31, 2020 ($ 3.4 million for the year ended December 31, 2019).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
12.    INTANGIBLE ASSETS, NET

	Year ended December 31, 2020
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	342,857	256,736	19,522	604,929	73,935	662,307	1,960,286
Accumulated depreciation	(268,476)	(152,219)	—	(521,818)	(73,935)	—	(1,016,448)

Net book value at January 1, 2020	74,381	104,517	19,522	83,111	—	662,307	943,838

Opening net book value	74,381	104,517	19,522	83,111	—	662,307	943,838
Additions	25,698	2,034	23,845	—	—	—	51,577
Transfers	1,021	17,141	(17,146)	—	—	—	1,016
Depreciation charge	(25,259)	(11,078)	—	(51,511)	—	—	(87,848)

Closing net book value	75,841	112,614	26,221	31,600	—	662,307	908,583

Values at the end of the year
Cost	369,468	275,912	26,221	604,929	73,935	662,307	2,012,772
Accumulated depreciation	(293,627)	(163,298)	—	(573,329)	(73,935)	—	(1,104,189)

Net book value at December 31, 2020	75,841	112,614	26,221	31,600	—	662,307	908,583

	Year ended December 31, 2019
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	320,600	216,203	23,209	604,931	73,935	662,307	1,901,185
Accumulated depreciation	(248,839)	(139,915)	—	(425,972)	(73,935)	—	(888,661)

Net book value at January 1, 2019	71,761	76,288	23,209	178,959	—	662,307	1,012,524

Opening net book value	71,761	76,288	23,209	178,959	—	662,307	1,012,524
Translation differences	(463)	—	—	—	—	—	(463)
Additions	31,812	12,580	24,265	—	—	—	68,657
Transfers	(738)	27,954	(27,952)	—	—	—	(736)
Depreciation charge	(27,991)	(12,305)	—	(95,848)	—	—	(136,144)

Closing net book value	74,381	104,517	19,522	83,111	—	662,307	943,838

Values at the end of the year
Cost	342,857	256,736	19,522	604,929	73,935	662,307	1,960,286
Accumulated depreciation	(268,476)	(152,219)	—	(521,818)	(73,935)	—	(1,016,448)

Net book value at December 31, 2019	74,381	104,517	19,522	83,111	—	662,307	943,838
The Company has not registered any impairment charges in connection with Goodwill (see notes 3 (f) and (bb) (1) and (5)).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2020	2019

At the beginning of the year	513,648	495,241

Equity in earnings of non-consolidated companies	57,555	60,967
Other comprehensive income	(93,598)	(39,449)
Dividends from non-consolidated companies	(6,299)	(3,111)

At the end of the year	471,306	513,648

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

Company	Country of incorporation	Main activity	Voting rights at		Value at

			December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	422,948	486,643
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	42,625	21,573
Other non-consolidated companies (1)					5,733	5,432

					471,306	513,648
(1)     It includes the investment held in Finma S.A.I.F., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.
(a)Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS
As of December 31, 2020, Ternium, through its subsidiaries, owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), the largest flat steel producer in Brazil for the energy, automotive and other industries.

Ternium, through its subsidiaries, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. As at December 31, 2020, the Usiminas control group holds, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

The corporate governance rules reflected in the Usiminas shareholders agreement provide, among other things, that Usiminas’ executive board will be composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternates between Ternium and NSC at every 4-year interval, with the party that does not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provides for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022 and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

As of December 31, 2020, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 15.69 (approximately $3.02; December 31, 2019: BRL9.87 - $2.45) per ordinary share and BRL14.61 (approximately $2.81; December 31, 2019: BRL9.51 - $2.36) per preferred share, respectively. Accordingly, as of December 31, 2020, Ternium’s ownership stake had a market value of approximately $756.3 million ($614.1 million as of December 31, 2019) and a carrying value of $422.9 million ($486.6 million as of December 31, 2019).
The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

As of December 31, 2020 and 2019, the value of the investment in Usiminas is comprised as follows:

	USIMINAS
Value of investment	As of December 31, 2020	As of December 31, 2019

At the beginning of the year	486,643	480,084
Share of results (1)	35,580	48,502
Other comprehensive income	(93,237)	(38,896)
Dividends	(6,038)	(3,047)

At the end of the year	422,948	486,643
(1) It includes the adjustment of the values associated to the purchase price allocation.
The investment in Usiminas is based in the following calculation:

Usiminas' shareholders' equity	2,860,944
Percentage of interest of the Company over shareholders' equity	20.41%

Interest of the Company over shareholders' equity	583,799

Purchase price allocation	46,664
Goodwill	200,018
Impairment	(407,533)

Total Investment in Usiminas	422,948
On February 12, 2021, Usiminas issued its annual accounts as of and for the year ended December 31, 2020.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

Summarized balance sheet (in million $)	As of December 31, 2020	As of December 31, 2019

Assets
Non-current	3,487	4,336
Current	1,339	1,721
Other current investments	276	166
Cash and cash equivalents	661	311

Total Assets	5,763	6,534

Liabilities
Non-current	540	718
Non-current borrowings	1,122	1,237
Current	836	687
Current borrowings	26	30

Total Liabilities	2,524	2,672

Non-controlling interest	378	378

Shareholders' equity	2,861	3,484

Summarized income statement (in million $)	Year ended December 31, 2020	Year ended December 31, 2019

Net sales	3,133	3,790
Cost of sales	(2,509)	(3,312)
Gross Profit	624	478
Selling, general and administrative expenses	(161)	(181)
Other operating income (loss), net	61	(100)
Operating income	524	197
Financial expenses, net	(234)	(132)
Equity in earnings of associated companies	30	46
Profit (Loss) before income tax	320	111
Income tax benefit	(97)	(16)
Net profit (loss) before non-controlling interest	223	95
Non-controlling interest in other subsidiaries	(117)	(41)
Net profit (loss) for the year	106	54
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
Techgen stated in its annual accounts as of and for the year ended December 31, 2020, that revenues amounted to $314 million ($344 million as of December 31, 2019), net profit from continuing operations to $44 million ($24 million as of December 31, 2019), non-current assets to $833 million ($875 million as of December 31, 2019), current assets to $59 million ($48 million as of December 31, 2019), non-current liabilities to $709 million ($791 million as of December 31, 2019), current liabilities to $95 million ($87 million as of December 31, 2019) and shareholders’ equity to $89 million ($45 million as of December 31, 2019).
During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to $127.4 million as of December 31, 2020, and which are due in June 2026. For commitments from Ternium in connection with Techgen, see note 24.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
14.    RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2020	2019

Receivables with related parties (Notes 25 and 13 (b))	126,908	126,948
Employee advances and loans	2,326	1,572
Advances to suppliers for the purchase of property, plant and equipment	14,078	50,079
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 25)	2,452	7,827
Other receivables	—	254,446
Other tax credits	97,202	150,721
Others	340	972

Receivables, net – Non-current	243,306	592,565

	As of December 31,
	2020	2019

Value added tax	188,027	162,121
Income tax credits	8,205	60,402
Other tax credits	29,834	38,913
Employee advances and loans	4,355	3,667
Advances to suppliers	12,009	10,134
Advances to suppliers with related parties (Note 25)	11,927	16,126
Expenses paid in advance	8,160	9,781
Government tax refunds on exports	6,499	14,805
Receivables with related parties (Note 25)	7,446	3,696
Others	12,147	15,068

Receivables, net – Current	288,609	334,713

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
15.    TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2020	2019

Trade receivables	—	897

Trade receivables, net – Non-current	—	897

Current accounts	832,544	920,937
Trade receivables with related parties (Note 25)	96,394	41,696
Allowance for doubtful accounts (Note 18)	(10,500)	(12,961)

Trade receivables, net - Current	918,438	949,672

	Trade receivables, net as of December 31, 2020
	Total	Fully performing	Past due

Guaranteed	387,718	373,384	14,334
Not guaranteed	541,220	518,914	22,306

Trade receivables	928,938	892,298	36,640

Allowance for doubtful accounts (Note 18)	(10,500)	—	(10,500)

Trade receivables, net	918,438	892,298	26,140

	Trade receivables, net as of December 31, 2019
	Total	Fully performing	Past due

Guaranteed	469,087	424,052	45,035
Not guaranteed	494,443	453,184	41,259

Trade receivables	963,530	877,236	86,294

Allowance for doubtful accounts (Note 18)	(12,961)	—	(12,961)

Trade receivables, net	950,569	877,236	73,333
16.    INVENTORIES, NET

	As of December 31,
	2020	2019

Raw materials, materials and spare parts	606,429	731,901
Goods in process	838,403	975,553
Finished goods	313,257	396,401
Goods in transit	302,302	116,610
Obsolescence allowance (Note 18)	(58,610)	(62,167)

Inventories, net	2,001,781	2,158,298

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
17.    CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS – NON CURRENT AND CURRENT

	As of December 31,
	2020	2019

Investments in debt instruments and other	2,629	3,001
Other investments	252	252

Other investments, net – Non-current	2,881	3,253

	As of December 31,
	2020	2019

(i) Other investments
Other deposits with maturity of more than three months	813,527	212,271

Other investments - Current	813,527	212,271
(ii) Cash and cash equivalents
Cash and banks	129,500	115,575
Restricted cash	54	69
Short-term bank deposits	259,020	199,877
Other deposits with maturity of less than three months	149,308	204,444

Cash and cash equivalents	537,882	519,965
18.    ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non current	Liabilities	Liabilities
	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2020

Values at the beginning of the year	613,352	26,556
Translation differences	(151,466)	(1,049)
Additions	3,760	16,166
Reversals	(384,933)	—
Uses	(143)	—

At December 31, 2020	80,570	41,673

Year ended December 31, 2019

Values at the beginning of the year	643,950	24,554
Translation differences	(25,701)	1,077
Additions	2,689	925
Reversals	(4,417)	—
Uses	(3,169)	—

At December 31, 2019	613,352	26,556

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
18.    ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended December 31, 2020

Values at the beginning of the year	12,961	62,167	8,502
Translation differences	(1,789)	—	(1,241)
Additions	1,437	11,009	3,633
Reversals	(1,101)	(12,288)	—
Uses	(1,008)	(2,278)	(6,379)

At December 31, 2020	10,500	58,610	4,515

Year ended December 31, 2019

Values at the beginning of the year	14,346	55,454	9,851
Translation differences	(285)	(458)	348
Additions	787	18,036	5,201
Reversals	(1,080)	(9,623)	—
Uses	(807)	(1,242)	(6,898)

At December 31, 2019	12,961	62,167	8,502
19.    DEFERRED INCOME TAX
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	As of December 31,
	2020	2019

At the beginning of the year	(239,740)	(340,207)

Translation differences	(36)	25,166
Effect of changes in tax law (note 10)	—	16,979
Credits directly to other comprehensive income	12,100	19,537
Deferred tax credit (note 10)	39,894	38,785

At the end of the year	(187,782)	(239,740)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
19.    DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2020

At the beginning of the year	(437,376)	(63,460)	(17,109)	(1,189)	(519,134)

Translation differences	46	—	—	—	46
Income statement credit (charge)	11,190	33,273	(3,601)	(832)	40,030

At the end of the year	(426,140)	(30,187)	(20,710)	(2,021)	(479,058)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other	Total at December 31, 2020

At the beginning of the year	45,654	10,200	42,766	180,774	279,394

Translation differences	—	—	—	(82)	(82)
Credits directly to other comprehensive income	—	—	—	12,100	12,100
Income statement credit (charge)	6,688	(1,014)	(11,682)	5,873	(136)

At the end of the year	52,342	9,186	31,084	198,665	291,276
(1) As of December 31, 2020, the recognized deferred tax assets on tax losses amount to $31,084 and there are net unrecognized deferred tax assets of $0.2 billion and unrecognized tax losses amounting to $1.0 billion. These two last effects are connected to the acquisition of Ternium Brasil Ltda.

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2019

At the beginning of the year	(522,455)	(41,316)	(15,926)	(1,088)	(580,785)

Translation differences	27,077	2,604	316	—	29,997
Income statement credit (charge)	58,002	(24,748)	(1,499)	(101)	31,654

At the end of the year	(437,376)	(63,460)	(17,109)	(1,189)	(519,134)

Deferred tax assets	Provisions	Trade receivables	Tax losses (2)	Other	Total at December 31, 2019

At the beginning of the year	72,947	11,265	33,382	122,984	240,578

Translation differences	(572)	(539)	—	(3,720)	(4,831)
Credits directly to other comprehensive income	—	—	—	19,537	19,537
Effect of changes in tax law	—	—	—	16,979	16,979
Income statement credit (charge)	(26,721)	(526)	9,384	24,994	7,131

At the end of the year	45,654	10,200	42,766	180,774	279,394
(2) As of December 31, 2019, the recognized deferred tax assets on tax losses amount to $42,766 and there are net unrecognized deferred tax assets of $0.4 billion and unrecognized tax losses amounting to $1.4 billion. These two last effects are connected to the acquisition of Ternium Brasil Ltda.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
19.    DEFERRED INCOME TAX (continued)

The amounts shown in the statement of financial position (prior to offsetting the balances within the same tax jurisdiction) include the following:

	As of December 31,
	2020	2019

Deferred tax assets to be recovered after more than 12 months	200,639	203,607
Deferred tax assets to be recovered within 12 months	90,637	75,787
Deferred tax liabilities to be settled after more than 12 months	(446,891)	(454,763)
Deferred tax liabilities to be settled within 12 months	(32,167)	(64,371)

	(187,782)	(239,740)
20.    OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2020	2019

(i) Other liabilities - Non current

Post-employment benefits	432,648	405,935
Other employee benefits	52,647	44,496
Asset retirement obligation (note 18) (1)	41,673	26,556
Other	24,888	30,616

Other liabilities – Non-current	551,856	507,603
(1) The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2020	2019

Present value of unfunded obligations	432,648	405,935

Liability in the statement of financial position	432,648	405,935
The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2020	2019

Current service cost	9,954	11,776
Interest cost	26,139	27,310

Total included in labor costs	36,093	39,086

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
20.    OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)
Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2020	2019

At the beginning of the year	405,935	312,293
Transfers, new participants and funding of the plan	(2)	(6)
Total expense	36,093	39,086
Remeasurements	36,907	67,601
Effect of changes in demographic assumptions	(545)	674
Effect of changes in financial assumptions	30,830	55,059
Effect of experience adjustments	6,622	11,868
Translation differences	(21,722)	12,228
Contributions paid	(24,563)	(25,267)
At the end of the year	432,648	405,935
The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2020	2019

Discount rate	6.50%	7.25%
Compensation growth rate	6.00% - 7.00%	6.00% - 7.00%

	Year ended December 31,
Argentina	2020	2019

Discount rate	6.00% - 7.00%	6.00% - 7.00%
Compensation growth rate	2.00% - 3.00%	2.00% - 3.00%
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-10.0%	12.3%
Compensation growth rate	1.00%	2.6%	-1.8%
Pension growth rate	1.00%	-1.2%	1.4%
Life expectancy	1 year	-1.3%	1.6%
The estimated future payments for the next five years will be between $25.9 million and $34.0 million per year.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
20.    OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2020	2019

(ii) Other liabilities - Current
Payroll and social security payable	113,117	107,999
VAT liabilities	70,226	58,799
Other tax liabilities	41,738	38,153
Termination benefits	400	493
Related Parties (Note 25)	2,004	2,074
Asset retirement obligation (Note 18)	4,515	8,502
Others	17,836	24,914

Other liabilities – Current	249,836	240,934
21.    DERIVATIVE FINANCIAL INSTRUMENTS
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments at December 31, 2020 and 2019 were as follows:

	As of December 31,
	2020	2019

Contracts with positive fair value
Foreign exchange contracts	1,572	1,196

	1,572	1,196

Contracts with negative fair value
Interest rate swap contracts	(523)	(17)
Foreign exchange contracts	(5,835)	(3,007)

	(6,358)	(3,024)

Derivative financial instruments breakdown is as follows:
(a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2020, most of the Company’s long-term borrowings were at variable rates.

During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of $100 million, at an average rate of 1.92%. These agreements are effective from July 2014, will due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2020, the after-tax cash flow hedge reserve related to these agreements amounted to $(0.2) million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
21.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2018	679	(202)	477

(Decrease) / Increase	(475)	142	(333)
Reclassification to income statement	(276)	83	(193)

At December 31, 2019	(72)	23	(49)

(Decrease) / Increase	(454)	136	(318)
Reclassification to income statement	188	(56)	132

At December 31, 2020	(338)	103	(235)
The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2020 (amounting to a loss of $0.2 million) is expected to be reclassified to the income statements in accordance to the payments of interests in connection with the borrowings hedged by these derivative contracts, during 2020 and up to the end of the life of the borrowing in 2022.
(b) Foreign exchange contracts
From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the $, in accordance with the Company’s policy for derivative instruments.
During 2020 and 2019, Ternium Argentina entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated by Argentine peso-denominated financial assets and liabilities.
Furthermore, during 2020, 2019 and 2018, Ternium Colombia S.A.S. has entered into non-deliverable forward agreements to manage the exposure of certain actual and future trade receivables denominated in its local currency. As of December 31, 2020, the notional amount on these agreements amounted to $75.4 million.
During 2020, 2019 and 2018, Ternium Mexico entered into several forward agreements in order to manage the exchange rate exposure generated by future payables in EUR related to the investment plan. As of December 31, 2020, the notional amount on these agreements amounted to $59.2 million.
During 2020, 2019 and 2018, Ternium Investments S.à.r.l., entered into several forward agreements in order to manage the exchange rate exposure generated by the consolidated financial position in EUR. As of December 31, 2020, the notional amount on these agreements amounted to $4.9 million. Also, during 2020, Ternium Investments S.à r.l. entered into non-deliverable forward agreements to manage the exchange rate exposure generated by actual and future trade receivables denominated in Colombian pesos related to the commissioning of the plant and the business of its subsidiary, Ternium del Atlántico. As of December 31, 2020, the notional amount on these agreements amounted to $3.4 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
21.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The net fair values of the exchange rate derivative contracts as of December 31, 2020 and December 31, 2019 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2020	2019

EUR/$	ND Forward - Buy EUR	53.7 million EUR	1,572	1,196
COP/$	ND Forward - Sell COP	291.5 billion COP	(5,835)	(3,007)

			(4,263)	(1,811)
COP: Colombian pesos; EUR: E.U. euros; $: U.S. dollars.
22.    LEASE LIABILITIES

	Lease liabilities
	Current	Non Current	Total

Year ended December 31, 2019
Values at the beginning of the year	8,030	65,798	73,828
Effect of initial recognition under IFRS 16	34,848	245,645	280,493
Translation differences	2,659	(7,139)	(4,480)
Net proceeds	1,474	24,545	26,019
Repayments	(38,569)	—	(38,569)
Interest accrued	16,755	—	16,755
Interest paid	(15,281)	—	(15,281)
Reclassifications	30,630	(30,630)	—

As of December 31, 2019	40,546	298,219	338,765

Year ended December 31, 2020
Values at the beginning of the year	40,546	298,219	338,765
Translation differences	1,082	(753)	329
Net proceeds	192	2,978	3,170
Indexation	(811)	(8,687)	(9,498)
Repayments	(42,144)	—	(42,144)
Interest accrued	16,116	—	16,116
Interest paid	(12,635)	—	(12,635)
Reclassifications	40,140	(40,140)	—

As of December 31, 2020	42,486	251,617	294,103

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
22.    LEASE LIABILITIES (continued)

	As of December 31, 2020	As of December 31, 2019

Commitments in relation to finance leases are payable as follows:
Within one year	56,929	55,670
Later than one year but not later than five years	176,399	197,956
Later than five years	161,145	204,101
Minimum lease payments	394,473	457,727
Future finance charges	(100,370)	(118,962)
Total Financial lease liabilities	294,103	338,765

The present value of finance lease liabilities is as follows:
Within one year	42,486	40,546
Later than one year but not later than five years	134,857	149,830
Later than five years	116,760	148,389

Total minimum lease payments	294,103	338,765

23.    BORROWINGS

	As of December 31,
	2020	2019

(i) Non-current
Bank borrowings	1,334,369	1,639,604
Less: debt issue costs	(7,080)	(10,712)

	1,327,289	1,628,892

(ii) Current
Bank borrowings	399,249	564,497
Less: debt issue costs	(3,645)	(4,715)

	395,604	559,782

Total Borrowings	1,722,893	2,188,674
The maturity of borrowings is as follows:

	Expected Maturity Date
	2021	2022	2023 and thereafter	At December 31, (1)
				2020	2019

Fixed Rate	129,949	—	—	129,949	165,623
Floating Rate	265,655	659,942	667,347	1,592,944	2,023,051

Total	395,604	659,942	667,347	1,722,893	2,188,674
(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately. Fixed rate borrowings are uncommitted short-term revolving loans and their fair value approximates to their carrying amount.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
23.    BORROWINGS (continued)
The weighted average interest rates - which incorporate instruments denominated mainly in U.S. dollars and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2020	2019

Bank borrowings	1.43%	2.94%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2020 and 2019, respectively.
Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2020	2019

$	Floating	1,557,483	1,977,617
$	Fixed	113,268	148,712
ARS	Floating	8	10
MXN	Floating	6,256	14,789
COP	Floating	29,197	30,634
COP	Fixed	16,681	16,912

		1,722,893	2,188,674
$: U.S. dollars; ARS: Argentine pesos; COP: Colombian pesos; MXN: Mexican pesos.
Ternium’s most significant borrowings as of December 31, 2020, were those incurred under Ternium México’s syndicated loan facilities, in order to finance the construction of its hot rolling mill, hot-dip galvanizing and painting lines in Pesqueria, under Tenigal’s syndicated loan facility, in order to finance the construction of its hot-dipped galvanizing mill in Pesquería, Mexico, under Ternium Investments S.à r.l., in order to finance the acquisition of Ternium Brasil, and under Ternium Brasil's syndicated loan facility, in order to finance solely activities related to its exports of goods:

			In $ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2020	Maturity

Years 2012 and 2013	Tenigal	Syndicated loan	200	50	July 2022
September 2017	Ternium Investments S.à r.l.	Syndicated loan	1,500	400	September 2022
June 2018	Ternium Mexico	Syndicated loan	1,000	500	June 2023
August 2019	Ternium Brasil	Syndicated loan	500	500	August 2024
The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio). As of December 31, 2020, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in 2021. In addition, on April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside.In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(c) Potential Mexican income tax adjustment
In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately $54.2 million, including interest and fines. Additionally, in September 2018, the Mexican tax authority, as a result of a tax audit for the fiscal year 2011 to Ternium Mexico, as predecessor of APM, objected mainly the deduction of the tax loss remaining for the year 2008, for which the estimated income tax adjustment would be of approximately $26.6 million, including interest and fines.
Ternium Mexico requested an injunction from the Mexican courts against the audit observations for the year 2008 and the fiscal credit of the year 2011, and also filed its defense and supporting documents with the Mexican tax authorities. The injunction for the year 2008 was resolved in Ternium Mexico's favor in August 2020; consequently, in November 2020, the Mexican tax authorities issued a new preliminary report which reiterates the same observations as before but with different arguments that may result in the same tax adjustment as described in the immediately preceding paragraph. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this uncertain tax position is not probable and, accordingly, no provision has been recorded in these financial statements.
(d) Putative class action
Following the Company’s November 27, 2018 announcement that its chairman Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), a putative class action complaint was filed in the U.S. District Court for the Eastern District of New York. On June 17, 2019, the lead plaintiff filed an amended complaint purportedly on behalf of purchasers of Ternium securities from May 1, 2014 through November 27, 2018. The individual defendants named in the amended complaint are our chairman, our former CEO, our current CEO and our CFO. That complaint alleged that during the class period, the Company and the individual defendants inflated the price of Ternium’s ADSs by failing to disclose that the nationalization proceeds received by Ternium when Sidor was expropriated by Venezuela were received or expedited as a result of alleged improper payments made to Argentine officials. On September 14, 2020, the court granted a motion to dismiss the claims against all defendants, with leave for plaintiff to file a second amended complaint. Because plaintiffs did not file a second amended complaint, on November 17, 2020, the case was dismissed with prejudice. The case is now closed.

(e) Fishermen associations’ claims
Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of $24.5 million was recorded at the acquisition date in connection with this matter ($10.9 million and $14.1 million as of December 31, 2020 and 2019, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(f) Tax assessments relating to the use of certain ICMS tax credits
The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.
The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as raw materials or intermediary products but as goods for consumption and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of $57.7 million was recorded as of the acquisition date in connection with this matter ($34.9 million and $45.0 million as of December 31, 2020 and 2019, respectively).
(g) ICMS deferral tax benefit - Action of unconstitutionality
On March 31, 2005, through State Law No. 4,529 (Law RJ 4529), the State of Rio de Janeiro granted Ternium Brasil a tax incentive consisting of a deferral of ICMS payable by Ternium Brasil in connection with the construction and operation of the company’s Rio de Janeiro steelmaking complex. The incentive applies in respect of the acquisition of fixed assets and certain raw materials (i.e. iron ore, pellets, alloys, coke, coal and scrap) and significantly reduces input ICMS credit accumulation by Ternium Brasil. The tax incentive was granted for a period of 20 years from the commencement of the construction works for Ternium Brasil’s Rio de Janeiro steel complex.

In 2012, a Brazilian political party filed a direct action of unconstitutionality against Law RJ 4529 before the Brazilian Federal Supreme Court, claiming that the State Law should be declared unconstitutional because the tax incentive granted pursuant to Law RJ 4529 had not been approved by Brazil’s National Council of Fiscal Policy (Conselho Nacional de Política Fazendária, or CONFAZ).

In August 2017, the Brazilian Congress enacted Supplementary Law No. 160/2017, instituting a mechanism through which the States may confirm any ICMS incentives they had granted in prior years without CONFAZ approval. In furtherance of such Supplementary Law, in December 2017 the Brazilian States adopted ICMS Convention 190/2017, establishing the applicable rules and deadlines for confirming such ICMS incentives. In accordance with the ICMS Convention 190/2017, the State of Rio de Janeiro published its list of ICMS incentives, including, among others, the ICMS benefit granted to Ternium Brasil, and filed with CONFAZ all relevant documents concerning such incentives. On July 27, 2018, the Governor of Rio de Janeiro issued Decree No. 46,378, pursuant to which the State of Rio de Janeiro reconfirmed, in accordance with ICMS Convention 190/2017, the ICMS tax benefits listed in its official gazette publication made pursuant to the Convention, including, among others, Ternium Brasil’s ICMS tax benefits.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
In October 2018, the State of Rio de Janeiro and the Federation of Industries of the State of Rio de Janeiro filed petitions arguing that the action of unconstitutionality against Law RJ 4529 could not be judged by the Brazilian Federal Supreme Court since, following the revalidation of such law under Supplementary Law No.160/17 and the ICMS Convention 190/2017, such action of unconstitutionality had lost its purpose. On October 20, 2020, the Reporting Justice Minister of the Brazilian Federal Supreme Court in charge of the case ruled that the action of unconstitutionality against Law RJ 4529 was impaired by the supervening loss of its object, and on November 17, 2020, the Reporting Justice Minister’s ruling became final and not subject to any further recourses or appeals.

The tax benefits accumulated under Ternium Brasil’s ICMS incentive amounted to approximately $1,089 million as of the acquisition date of Ternium Brasil on September 7, 2017. In accordance with the guidance in IFRS 3, the Company recorded as of the acquisition date a provision of $651.8 million (including estimated penalties and interest) in connection with this matter, together with an asset of $325.9 million arising from its right to recover 50% of the contingency amount from Thyssenkrupp.

As at December 31, 2020, both the asset, which expired on September 7, 2020, of $194.1 million ($254.4 million as of December 31, 2019) recorded in the Company’s financial statements arising from its right to recover 50% of the contingency amount from Thyssenkrupp and the contingent liability of $380.1 million ($508.9 million as of December 31, 2019) recorded in its financial statements in connection with this matter have been derecognized. Accordingly, the Company recognized in the year ended December 31, 2020, a net gain in the amount of $186.0 million.

(ii) Commitments
The following are Ternium’s main off-balance sheet commitments:
(a) Ternium Argentina signed agreements to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2021, for an estimated total amount of $385.0 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
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
(b) Ternium Argentina has also signed various contracts for the provision of natural gas, including Tecpetrol, a related company of Ternium, assuming firm commitments for a total of $8.1 million payable until April 2021. Additionally, Ternium Argentina signed contracts for gas transportation with related companies Transportadora de Gas del Norte S.A. and Energy Consulting Services S.A., assuming firm commitments for a total of $28.5 million payable until April 2028.
(c) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon until 2021, for an aggregate amount of $18.7 million, which is due to terminate in 2034.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
(e) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply of energy to four of Ternium Mexico’s plants. On March 31, 2008, two of those plants were terminated by Iberdrola. The contracted electrical demand as of December 31, 2020, is 51.7 MW. Iberdrola currently supplies approximately 7% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of $750 thousand per MW of the 111.2 MW originally contracted capacity, resulting over time in a total value of $83.4 million. In addition, Iberdrola agreed to recognize to Ternium México $15.0 million through discounted rates. The above-mentioned credit and discount ended in June 2019 and Ternium México's rates under the contract are now market rates with a 2.5% discount; however, Ternium Mexico is entitled to terminate the contract without penalty. On October 21, 2020, Ternium Mexico decided to terminate the contract effective November 15, 2021.
(f) Ternium México issued a guarantee letter covering up to approximately $25.0 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. ("GIMSA"), under the natural gas trading agreement between GIMSA and BP Energía México ("BPEM"). The credit line granted by BPEM in connection with this natural gas trading agreement amounted to approximately $25.0 million. As of December 31, 2020, the outstanding amount under the natural gas trading agreement was $9.5 million, which is below the amount included in the guarantee letter issued by Ternium México.

(g) On June, 2018, Ternium Mexico entered into a loan agreement with a syndicate of banks for a $1,000 million syndicated loan facility for the purpose of financing capital expenditures, the repayment or prepayment of existing debt, and other general corporate purposes. The Company entered the Facility on June 12, 2018, and the final maturity date is on June 12, 2023, being payable in eight consecutive and equal semi-annual installments commencing on December 13, 2019. The main financial covenant that the Facility requires to meet is the consolidated net senior leverage ratio to be not greater than 3.5 to 1.00. During 2019, the facility was fully disbursed ($400 million was disbursed during 2018 and $600 million by the end of June 2019). As of December 31, 2020, the outstanding value of this loan agreement was $500 million and the Company was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(h) Ternium Mexico issued a guarantee letter covering up to approximately $62.5 million of the obligations of Techgen, S.A. de C.V. (“Techgen”), under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power (“ENEL”). The amount of the guarantee is equal to 78% of the amount payable by Techgen if Techgen decides to terminate the agreement prior to the expiration date (and therefore decreases as the term of the contract passes). The trading agreement was signed on May 25, 2018, and terminates on June 30, 2041.
(i) In June 2008, Ternium Mexico entered into an industrial gas supply agreement with Praxair Mexico for the Guerrero and Juventud facilities until December 2024, for a total amount of $421 million. In 2011, an amendment agreement added the purchase of hydrogen for the Juventud facility, valid until April 2025 for an amount of $8.8 million as of December 31, 2020, and the Universidad facility, valid until July 2021 for an amount of $6.1 million as of December 31, 2020. As of December 31, 2020, the agreement considers a minimum annual oxygen consumption of 96 million cubic meters, valued at approximately $4.5 million per year. The Company is in compliance with the minimum annual quotas established, which represent less than half of the average annual consumption.

(j) On May 9, 2018, Ternium Mexico entered into a 10-year contract (effective as of July 1, 2018) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Border Pipeline L.L.C. for the transportation of natural gas in the United States of America (Texas). The contracted capacity is 60,000 MMBTU/day and the annual cost is approximately $3.7 million.

(k) On December 30, 2019, Ternium Mexico entered into a 15-year contract (effective as of July 1, 2021) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Gas Natural de México S. de R.L. de C.V. for the transportation of natural gas in the United States of America (Texas) and in Mexico. The contracted capacity is 31,000 MMBTU/day and the annual cost is approximately $4.8 million.

(l) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016, and ending during the second half of 2036. As of December 31, 2020, the outstanding value of this commitment was approximately $221.8 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to $106.5 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2020.

(m) Ternium issued two stand-by letters of credit covering 48% of the funding of a debt service reserve account under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement dated as of February 13, 2019, amounted to $640 million and the proceeds were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks, which funds were used in the construction of the facility. As of December 31, 2020, the outstanding aggregated amount under the stand-by letters of credit was $44.6 million, as a result the amount guaranteed by Ternium was approximately $21.4 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(n) During 2006, CSA, the predecessor of Ternium Brasil, has entered into a 15-year contract denominated Contrato de comercialização de energia elétrica no ambiente regulado - CCEAR por disponibilidade to provide electric energy to 24 distributors starting on 2011. Under this contract, Ternium Brasil has to provide 200 MW average per year and the price is adjusted by the Brazilian inflation index. The penalty for not delivering the volume of energy of the contract is the difference between the spot price and the unit variable cost (calculated and published by the Agéncia Nacional de Energía Elétrica), calculated per hour.
(o) Ternium Brasil signed an exclusivity agreement with Vale S.A. for the purchase of iron ore (pellets, sinter feed and lump ore), which is due to terminate in 2029. The total purchased volume, in accordance with the actual production capacity, is of approximately 8.0 million tons per year. Ternium Brasil has not the obligation to take or pay the mentioned volume and only should pay logistic costs in case of not purchasing the contracted volume.
(p) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. As of December 31, 2020, the outstanding amount of this commitment was $171.3 million.
(q) Ternium Brasil also signed on November 2007 a contract with Primetals Technologies Brazil Ltda. for the provision of maintenance services at a central workshop for the entire steel mill complex, including caster maintenance for the steel plant. As of December 31, 2020, the outstanding amount of the mentioned services was approximately $57.3 million and is due to terminate on November 2024. Ternium Brasil is currently using more hours than the minimum quantity of contracted hours.
(r) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon to satisfy the requirements up to January 2029. The outstanding amount was approximately $228.9 million as of December 31, 2020. The contract has minimum daily-required volumes.
(s) Ternium Brasil signed on January 2015 a contract with Naturgy (formerly Companhia Distribuidora de Gás do Rio de Janeiro) for the supply of natural gas, which was due to terminate on December 2019. This agreement was automatically renewed for another two years and is due to terminate on December 2021 and can be interrupted by common agreement due to free market conditions' changes. The outstanding amount was of $25.8 million (or 61.5 million m3) as of December 31, 2020. Ternium Brasil is currently purchasing more than the minimum volume required by the contract, which is 85% of the volume mentioned before.
(t) Ternium Brasil signed on May 2019 a contract with LSI Logistica S.A. for mobile equipment rental. This agreement is due to terminate on May 2024 and the outstanding amount was $11.0 million as of December 31, 2020. The contract only has a penalty in case of anticipated termination.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(u) The acquisition of Ternium Brasil Ltda. was mainly financed through an unsecured 5-year syndicated facility in the principal amount of $1.5 billion granted to the Company’s subsidiary, Ternium Investments S.àr.l., by a syndicate of banks. The facility is to be repaid in eight consecutive and equal semi-annual installments, commencing on March 5, 2019, and has been guaranteed by the Company’s subsidiary, Ternium México, S.A. de C.V. The borrower and the guarantor are subject to certain covenants customary for transactions of this type, including limitations on liens and encumbrances, transactions with affiliates, consolidations and mergers and restrictions on investments. The guarantor is additionally subject to limitations on the sale of certain assets and compliance with a leverage ratio. There are no limitations to the payment of dividends applicable to the borrower or the guarantor, except, with respect to the borrower, upon an event of default under the facility. During 2018 and 2019, the Company made prepayments of principal for $375 million and $725 million, respectively. As of December 31, 2020, the outstanding value of this syndicated facility was $400 million and both the borrower and the guarantor were in compliance with all of its covenants.

(iii) Restrictions on the distribution of profits
In accordance with Luxembourg law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.
As of December 31, 2020, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.
The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
25.    RELATED PARTY TRANSACTIONS
As of December 31, 2020, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting rights in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
For commitments with Related parties, see note 24.
The following transactions were carried out with related parties:

	Year ended December 31,
	2020	2019	2018

(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	432,511	515,123	774,526
Sales of goods to other related parties	15,972	77,375	141,230
Sales of services and others to non-consolidated parties	173	171	176
Sales of services and others to other related parties	1,009	1,060	1,286

	449,665	593,729	917,218
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	347,638	408,309	483,182
Purchases of goods from other related parties	83,738	71,324	50,928
Purchases of services and others from non-consolidated parties	9,421	14,563	10,266
Purchases of services and others from other related parties	75,483	155,289	90,536
Purchases of goods and services in connection with lease contracts from other related parties	201	8,859	—

	516,481	658,343	634,912
(c) Financial results
Income with non-consolidated parties	7,182	9,478	9,330
Expenses in connection with lease contracts from other related parties	(1,484)	(945)	—

	5,698	8,533	9,330
(d) Dividends received
Dividends from non-consolidated parties	6,299	3,111	8,837

	6,299	3,111	8,837
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	765	929	1,012
Income (expenses), net with other related parties	1,042	986	492

	1,807	1,915	1,504

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
25.    RELATED PARTY TRANSACTIONS (continued)

	As of December 31,
	2020	2019

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	227,074	167,312
Receivables from other related parties	3,674	5,027
Advances from non-consolidated parties	6,647	8,017
Advances to suppliers with other related parties	7,732	15,936
Payables to non-consolidated parties	(30,407)	(44,784)
Payables to other related parties	(29,095)	(41,849)
Lease liabilities with other related parties	(3,550)	(7,310)

	182,075	102,349
(iii) Officers and Directors’ compensation
During the year ended December 31, 2020 the cash compensation of Officers and Directors amounted to $13,736 (2019: $26,942). In addition, Officers received 1,180,000 Units for a total amount of $4,289 (2019: $3,546) in connection with the incentive retention program mentioned in note 3 (o)(3).

26.    OTHER REQUIRED DISCLOSURES

(a) Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

At December 31, 2018	679	(202)	477	(3,707,019)

(Decrease) / Increase	(475)	142	(333)	(61,925)
Reclassification to income statement	(276)	83	(193)	—

At December 31, 2019	(72)	23	(49)	(3,768,944)

(Decrease) / Increase	(454)	136	(318)	(108,919)
Reclassification to income statement	188	(56)	132	—

At December 31, 2020	(338)	103	(235)	(3,877,863)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
26.    OTHER REQUIRED DISCLOSURES (continued)
(b) Statement of cash flows

	Year ended December 31,
	2020	2019	2018

(i) Changes in working capital (1)
Inventories	156,517	510,972	(186,409)
Receivables and others	(29,539)	6,175	8,652
Trade receivables	(12,110)	161,454	(123,388)
Other liabilities	37,517	(95,131)	17,138
Trade payables	200,410	(10,786)	55,430

	352,795	572,684	(228,577)
(ii) Income tax accrual less payments
Tax accrued (Note 10)	291,488	196,519	369,435
Taxes paid	(224,927)	(405,324)	(523,801)

	66,561	(208,805)	(154,366)
(iii) Interest accruals less payments
Interest accrued (Note 9 and 22)	62,760	104,855	131,172
Interest paid	(55,769)	(101,450)	(144,186)

	6,991	3,405	(13,014)
(1)    Changes in working capital are shown net of the effect of exchange rate changes.

(c) Financial debt reconciliation

	Financial debt
	Finance lease liabilities	Short term borrowings	Long term borrowings	Total

At December 31, 2018	(73,828)	(399,856)	(1,637,101)	(2,110,785)
Cash flows	53,850	231,967	(297,780)	(11,963)
Reclassifications	—	(306,262)	306,262	—
Effect of initial recognition under IFRS 16	(280,493)	—	—	(280,493)
Acquisitions - finance leases	(26,019)	—	—	(26,019)
Foreign exchange adjustments	(8,834)	(79,365)	—	(88,199)
Other non cash movements	(3,441)	(6,266)	(273)	(9,980)
At December 31, 2019	(338,765)	(559,782)	(1,628,892)	(2,527,439)
Cash flows	54,779	511,203	(3,655)	562,327
Reclassifications	—	(306,414)	306,414	—
Acquisitions - finance leases	(3,170)	—	—	(3,170)
Foreign exchange adjustments	(329)	4,962	—	4,633
Other non cash movements	(6,618)	(45,573)	(1,156)	(53,347)
At December 31, 2020	(294,103)	(395,604)	(1,327,289)	(2,016,996)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
27.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
The following amendments, standards and interpretations have been applied on the year starting January 1, 2020:

International Accounting Standard 1, “Presentation of Financial Statements”, and International Accounting Standard 8, “Accounting Policies, Changes in Accounting Estimates and Errors” - Amendments

The IASB has issued amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” to clarify when information is material and to incorporate some of the guidance in IAS 1 about immaterial information. The amendments clarify that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, that an entity assesses materiality in the context of the financial statements as a whole, and that the meaning of ‘primary users of general purpose financial statements’ is defined as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

The Company's management has assessed the effects of applying these amendments on the Company’s financial statements and has not identified any material impact in the application of these amendments.

International Financial Reporting Standard 7, “Financial Instruments: Disclosures”, International Financial Accounting Standard 9, “Financial Instruments” and International Accounting Standard 39, “Financial Instruments: Recognition and Measurement” - Interest Rate Benchmark Reform

The IASB has issued amendments to IFRS 7 “Financial Instruments: Disclosures”, IFRS 9 “Financial Instruments” and IAS 39 “Financial Instruments: Recognition and Measurement” which provide certain reliefs in relation to interest rate benchmark reforms. The reliefs relate to hedge accounting and have the effect that the reforms should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement.

The Company's management has assessed the effects of applying these amendments on the Company’s financial statements and has not identified any material impact in the application of these amendments.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2020, and have not been early adopted:

International Financial Reporting Standard 16, “Leases” – Amendments on Covid-19-related Rent Concessions

In May 2020, the IASB made an amendment to IFRS 16 “Leases” in the context of the COVID-19 pandemic and its impact on rent concessions granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments, which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted. Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
27.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

The Company's management has assessed the effects of applying this amendment on the Company’s financial statements and has not identified any lease agreements which may be impacted by the application of this amendment.

Other standards and interpretations non-significant for the Company’s financial statements:
–Amendments to IFRS 3 – Definition of a business
–Revised Conceptual Framework for Financial Reporting
–Amendments to IAS 1 - Classification of Liabilities as Current or Non-current
–Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use
–Amendments to IFRS 3 - Reference to the Conceptual Framework
–Amendments to IAS 37 - Onerous Contracts – Cost of Fulfilling a Contract
–Annual Improvements to IFRS Standards 2018–2020 cycle
–Amendments to IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associate or joint venture

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
28. FINANCIAL RISK MANAGEMENT
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
Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income.
The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2020.

Exposure to functional currency	$ million

EU euro (EUR)	(98)
Argentine peso (ARS)	101
Mexican peso (MXN)	(591)
Brazilian real (BRL)	111
Colombian peso (COP)	(21)
Other currencies	(2)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
28.    FINANCIAL RISK MANAGEMENT (continued)

The main relevant exposures correspond to:
(a)Argentine peso vs. U.S. dollar
If the Argentine peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $1.0 million as of December 31, 2020, and a pre-tax loss of $0.6 million as of December 31, 2019.
(b)Mexican peso vs. U.S. dollar
If the Mexican peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $5.9 million and $5.6 million as of December 31, 2020 and 2019, respectively.

(c)Colombian peso vs. U.S. dollar
If the Colombian peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $0.2 million and a pre-tax gain of $0.3 million as of December 31, 2020 and 2019, respectively.

(d) Brazilian real vs. U.S. dollar
If the Brazilian real had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $1.1 million and a pre-tax gain of $1.8 million as of December 31, 2020 and 2019, respectively.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax income for the year would have been $4.0 million higher ($7.1 million higher as of December 31, 2019), as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly trade receivables, trade payables, lease liabilities, borrowings and other liabilities.
Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to $423 million, the currency translation adjustment included in total equity would have been $4.2 million lower, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2020.
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
Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 1.43% and 2.94% for 2020 and 2019, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument.
Ternium’s total variable interest rate debt amounted to $1,593 million (92.5% of total borrowings) at December 31, 2020 and $2,023 million (92.4% of total borrowings) at December 31, 2019.
If interest rates on the aggregate average notional of U.S. dollar denominated borrowings held during 2020, excluding borrowings with derivatives contracts mentioned in Note 21 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2020 would have been $20.3 million lower ($22.4 million lower as of December 31, 2019).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 61.1% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2020, in comparison with approximately 92.6% as of December 31, 2019. The investments in financial assets are as follows:

	At December 31, 2020	At December 31, 2019

Cash and cash equivalents	537,882	519,965

Other Investments - Current and Non-Current	816,157	215,273
Fixed Income (time-deposit, zero-coupon bonds, commercial papers)	579,917	176,470
Deposit certificates	451,857	160,933
Commercial papers	128,060	15,537
Bonds and other fixed income	233,611	38,803
Non - U.S. government securities	135,671	914
Corporate securities	97,940	37,889
Other notes	2,629	—
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
As of December 31, 2020, trade receivables total $918.4 million ($950.6 million as of December 31, 2019). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of $1.3 million ($3.4 million as of December 31, 2019), credit insurance of $422.8 million ($469.3 million as of December 31, 2019) and other guarantees of $7.3 million ($16.4 million as of December 31, 2019).
As of December 31, 2020, trade receivables of $892.3 million ($877.2 million as of December 31, 2019) were fully performing.
As of December 31, 2020, trade receivables of $36.6 million ($86.3 million as of December 31, 2019) were past due (mainly up to 180 days).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
28.    FINANCIAL RISK MANAGEMENT (continued)

The amount of the allowance for doubtful accounts was $10.5 million as of December 31, 2020 ($13.0 million as of December 31, 2019).
The carrying amounts of the Company’s trade and other receivables as of December 31, 2020, are denominated in the following currencies:

Currency	$ million

US dollar ($)	798
EU euro (EUR)	14
Argentine peso (ARS)	12
Mexican peso (MXN)	160
Brazilian real (BRL)	397
Colombian peso (COP)	68
Other currencies	1

1,450
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

$ million	2021	2022	2023	2024	Thereafter

Borrowings	396	660	137	521	9
Interests to be accrued (1)	26	17	9	4	—
Trade payables and other liabilities	1,024	13	8	7	38
Lease liabilities	42	42	42	28	140

Total	1,488	732	196	560	187
(1) These amounts do not include the effect of derivative financial instruments.
As of December 31, 2020, total borrowings less cash and cash equivalents and other current and non-current investments amounted to $371.5 million.
1.4)    Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.17 and 0.22 as of December 31, 2020 and 2019, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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

As of December 31, 2020 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	153,527	—	—	153,527
Derivative financial instruments	—	1,572	—	1,572
Trade receivables	918,438	—	—	918,438
Other investments	579,917	2,629	233,611	816,157
Cash and cash equivalents	278,862	259,020	—	537,882

Total	1,930,744	263,221	233,611	2,427,576

As of December 31, 2020 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	86,070	86,070
Trade payables	—	1,004,216	1,004,216
Derivative financial instruments	6,358	—	6,358
Finance lease liabilities	—	294,103	294,103
Borrowings	—	1,722,893	1,722,893

Total	6,358	3,107,282	3,113,640

As of December 31, 2019 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	406,370	—	—	406,370
Derivative financial instruments	—	1,196	—	1,196
Trade receivables	950,569	—	—	950,569
Other investments	176,470	—	38,803	215,273
Cash and cash equivalents	320,088	199,877	—	519,965

Total	1,853,497	201,073	38,803	2,093,373

As of December 31, 2019 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	88,403	88,403
Trade payables	—	836,204	836,204
Derivative financial instruments	3,024	—	3,024
Finance lease liabilities	—	338,765	338,765
Borrowings	—	2,188,674	2,188,674

Total	3,024	3,452,046	3,455,070

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
28.    FINANCIAL RISK MANAGEMENT (continued)
Fair Value by Hierarchy
Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:
–Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.
–Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
–Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).
The following table presents the assets and liabilities that are measured at fair value as of December 31, 2020 and 2019:

	Fair value measurement as of December 31, 2020 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	259,020	259,020	—	—
Other investments	236,240	233,611	—	2,629
Derivative financial instruments	1,572	—	1,572	—

Total assets	496,832	492,631	1,572	2,629

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	6,358	—	6,358	—

Total liabilities	6,358	—	6,358	—

	Fair value measurement as of December 31, 2019 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	199,877	199,877	—	—
Other investments	38,803	38,803	—	—
Derivative financial instruments	1,196	—	1,196	—

Total assets	239,876	238,680	1,196	—

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	3,024	—	3,024	—

Total liabilities	3,024	—	3,024	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the year ended December 31, 2020, corresponds to the initial investment and to the changes in its fair value.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
28.    FINANCIAL RISK MANAGEMENT (continued)
There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no transfers from Level 1 and Level 2 to Level 3.
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
If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs, information provided by fund managers and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.
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
For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2020, the effective portion of designated cash flow hedges amounts to $(0.2) million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
28.    FINANCIAL RISK MANAGEMENT (continued)
The fair values of various derivative instruments used for hedging purposes are disclosed in Note 21. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.
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
As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every one month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.
In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year end.
29.    THE COVID-19 PANDEMIC AND ITS IMPACT ON TERNIUM

A novel strain of coronavirus (SARS-CoV-2) was reported to have surfaced in China in December 2019, spreading to the rest of the world in the first quarter of 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. The COVID-19 outbreak is impacting economic activity worldwide.
As a result of the COVID-19 pandemic, the steel industry in the Americas experienced during the second quarter of 2020 significant decreases in capacity utilization to adapt to lockdowns and/or weak demand in most of its markets. This situation improved during the second half of 2020, and as of the end of the year most of the steel industry has significantly increased production levels.
The second quarter was the hardest hit in 2020 by the effects of lower production and reduced shipments tied to the COVID-19 pandemic. Each jurisdiction where Ternium operates adopted specific measures in response to the pandemic and the Company adjusted its operations on a country-by-country basis to comply with applicable rules and requirements and adapt to a rapidly evolving scenario. Even though the effects of the pandemic in steel demand abated during the third quarter of 2020, and as of the issue date of these consolidated financial statements all of Ternium’s industrial facilities are back to normal production levels, uncertainty persists regarding the extent and timing of the future spread of COVID-19 and the imposition or relaxation of protective measures in the future.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
29.    THE COVID-19 PANDEMIC AND ITS IMPACT ON TERNIUM (continued)
In order to safeguard the health and safety of its employees, customers and suppliers, Ternium continues to apply preventive measures, including remote working for a significant portion of white collar employees, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of these consolidated financial statements, remote work and other work arrangements have not materially adversely affected Ternium's ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

The Company took several measures during the second quarter of 2020 to cope with the pandemic, including the rescheduling of certain capital expenditures and the withdrawal of the annual dividend payment for the 2019 fiscal year. This, together with a significant improvement in the steel business environment during the second half of 2020, resulted in strengthened cash flows and financial condition as of the issue date of these consolidated financial statements.

In 2020, cash flows from operating activities amounted to $1,761 million, and capital expenditures were $560 million. With total borrowings less cash and cash equivalents and other current and non-current investments of $371 million as of December 31, 2020 and a manageable debt amortization schedule, Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering its financial position and the funds provided by operating activities, management believes that the Company has sufficient resources to satisfy its current working capital needs and service its debt. Management also believes that Ternium's liquidity and capital resources give adequate flexibility to manage the revised capital spending programs and address short-term changes in business conditions, and that it is unlikely that Ternium will not be able to meet its financial covenants. Similarly, management does not expect to disclose or incur any material COVID-19-related contingencies.

30.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment. The recession the Argentine economy was going through at the end of 2019 coupled with the effects of the COVID-19 outbreak in March 2020 significantly affected economic activity and macroeconomic variables in the country.

Starting in September 2019, the Argentine Central Bank has been imposing increasingly restrictive regulations on foreign exchange transactions, aimed at avoiding further deterioration of a low level of foreign currency reserves. These measures have not had a significant effect on Ternium Argentina’s ability to access the foreign exchange market for commercial payments. Access to the Argentine foreign exchange market to pay dividends and services to related parties requires prior central bank approval, which is granted on a very restricted basis. Current Argentine Central Bank regulations deter companies from converting its Argentine Pesos (ARS) holdings via alternate means due to consequent loss of access to the official foreign exchange market.

Ternium Argentina stated in its annual accounts as of and for the year ended December 31, 2020, that revenues amounted to $1,823 million (2019: $1,789 million), net profit from continuing operations to $268 million (2019: $131 million), total assets to $3,268 million (2019: $2,969 million), total liabilities to $430 million (2019: $338 million) and shareholders’ equity to $2,838 million (2019: $2,631 million).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
30.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

Ternium Argentina’s financial position in ARS as of December 31, 2020, amounted to $278 million in monetary assets and $165 million in monetary liabilities. Our Argentine subsidiary’s ARS denominated assets and liabilities are valued at the prevailing official exchange rate.

Although most of Ternium Argentina’s cash holdings are either denominated or payable in ARS, our exposure to the ARS as of December 31, 2020 was diminished due to hedging strategies using derivative instruments as well as the investment in US dollar and inflation-linked securities.

As the context of volatility and uncertainty remains in place as of the issue date of these consolidated financial statements, additional Argentine Central Bank regulations that could be imposed in the future could further restrict our Argentine subsidiary’s ability to access the official foreign exchange market.

Pablo Brizzio
Chief Financial Officer

Item 19. Exhibits

Exhibit Number	Description

1.1	Consolidated Articles of Association of Ternium S.A., dated as of June 5, 2020

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York*

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited**

4.3	Shareholders Agreement, dated April 10, 2018, between Nippon Steel & Sumitomo Metal Corporation, Nippon Usiminas Co., Ltd., Ternium Investments S.à r.l., Confab Industrial S.A., Prosid Investments S.A., Ternium Argentina S.A., Previdência Usiminas, Metal One Corporation and Mitsubishi Corporation do Brasil S.A. ***

7.2	Statement explaining alternative performance measures

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

**	Incorporated by reference to the Registration Statement on Form F-1, filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

***	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on April 24, 2018 (File No. 001-32734 18771303).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TERNIUM S.A.

/s/ Pablo Brizzio
Name:	Pablo Brizzio
Title:	Chief Financial Officer

Date: March 31, 2021