Form 20-F
period 2021-12-31
Ternium S.A.
filed 2022-03-30
CIK 1342874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2021

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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
•References to “Tenigal” are to Tenigal S.R.L. de C.V., a Mexican company, 51% owned by Ternium and 49% owned by Nippon Steel Corporation, or NSC;
•References to “Usiminas” are to Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, a Brazilian corporation in which we own a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of Usiminas’ capital. For further information on our investment in Usiminas, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments-Usiminas” and note 13 to the consolidated financial statements included in this annual report;
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

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION
Accounting Principles
We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and adopted by the European Union. IFRS differs in certain significant aspects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. Additionally, this annual report includes certain non-IFRS alternative performance measures such as Net Cash, Net Debt and Free Cash Flow. See Exhibit 7.2 for more details on these alternative performance measures. We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

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
On December 31, 2021, the U.S. dollar sell exchange rate in Mexico (as published by Banco de México, the Mexican central bank) was MXN20.4672=$1.00; the U.S. dollar sell exchange rate in Brazil (as published by Banco Central do Brasil, the Brazilian central bank) was BRL5.5805=$1.00; the U.S. dollar sell exchange rate in Argentina (as published by Banco Central de la República Argentina, the Argentine central bank) was ARS102.7=$1.00; and the U.S. dollar average exchange rate in Colombia (as published by Banco de la República, the Colombian central bank) was COP3,981=$1.00. Those rates may differ from the actual rates used in preparation of the Company’s consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into any of these currencies.
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
Our Internet Site Is Not Part of this Annual Report
We maintain an Internet website at www.ternium.com. Information contained in or otherwise accessible through our Internet website is not a part of this annual report. All references in this annual report to this Internet site are inactive textual references to this URL, or “uniform resource locator” and are for your informational reference only. We assume no responsibility for the information contained on our website.
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
•increases in the prices of raw materials, slabs, energy or other inputs, or other events affecting supply and demand of raw materials, slabs, energy or other inputs, such as supply chain disruptions in connection with the COVID-19 pandemic or supply disruptions or costs of raw materials, slabs, energy or other inputs related to the recent Russia- Ukraine armed conflict;
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
Not applicable.
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

Risks Relating to the Steel Industry

A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel, which would have a material adverse effect on the steel industry and Ternium.

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

In 2020 the rapid expansion of the SARS-CoV-2 virus, the surfacing of new strains of the virus in several countries, and the containment measures adopted by governmental authorities triggered a severe fall in global economic activity and precipitated an unprecedented worldwide crisis. We took prompt action to mitigate the impact of the crisis and to adapt our operations on a country-by-country basis to comply with applicable rules and requirements. Although such measures proved to be successful to mitigate the impact of the crisis on us, and most restrictions imposed in connection with the COVID-19 pandemic have been lifted or relaxed in the countries where Ternium operates, if the virus continues to mutate and spread and new preventive measures are imposed in the future, our operations could be further affected adversely impacting our results. In addition, although global activity levels started to improve during the second half of 2020 and steel demand recovered to pre-COVID levels in 2021, there remains considerable uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the SARS-CoV-2 virus appearing as well as about the effectiveness of available vaccines and the success of vaccination campaigns. In this uncertain environment our results of operations and financial condition could still be severely affected. For further information on the impact of the COVID-19 pandemic and measures adopted in connection therewith, see note 29 “The COVID-19 pandemic and its impact on Ternium” of our audited consolidated financial statements included in this annual report.

A protracted fall in steel prices or price volatility would have a material adverse effect on the results of Ternium.

Steel prices are volatile and are sensitive to trends in steel demand and raw material costs, such as steel scrap, iron ore and metallurgical coal costs. Historically, the length and nature of business cycles affecting steel demand and raw material costs have been unpredictable. For example, U.S. steel prices trended down during most of 2018 and 2019, after peaking during the first half of 2018, as a result of softer steel consumption, increased steel production and, in 2019, lower costs of steel scrap. Steel prices decreased further in 2020 during the early stages of the COVID-19 pandemic reflecting a depression in steel consumption. However, after an initial slump, steel prices increased steadily during the rest of 2020 and picked at historical record levels in September 2021, as the speed of the recovery in steel production and in the production of steelmaking raw materials fell short of steel demand. Since then, steel prices decreased rapidly under a normalizing steel supply-demand balance scenario until February 2022, when they raised significantly following the start of the Russia-Ukraine armed conflict. A protracted fall in steel prices could adversely affect Ternium’s operating results by means of lower revenues and, eventually, could lead to inventory write-downs.

Even if raw material costs declined, the resulting reduction in steel production costs would not be immediately reflected in Ternium’s operating results as Ternium would first consume existing inventories acquired prior to such raw material cost decrease. In addition, Ternium may be unable to recover, in whole or in part, increased costs of raw materials and energy through increased selling prices on its products, or it may take an extended period of time to do so.

Regional or worldwide excess steel production capacity may lead to unfair trade practices in the international steel markets and/or to intense competition, hampering Ternium’s ability to sustain adequate profitability.

The steel industry is affected by economic cycles, as well as by regional or worldwide production overcapacity. Historically, the steel industry has suffered, especially on downturn cycles, from substantial over-capacity. In the last decade, over-capacity was particularly severe in China. More recently, there are several new steel making and steel processing facilities under construction or ramping-up in North America, which could contribute to an excess of steel production capacity in the coming years in the region. For further information on Ternium’s competition in the Mexican market see Item 4. “Information on the Company—B. Business Overview—Competition —Steel—Mexico”.

Excess steel production capacity may require several years to be absorbed by demand and, as a consequence, may contribute to an extended period of depressed margins and industry weakness. International trade of steel products conducted under unfair conditions increases particularly during downturn cycles and as a result of production over-capacity. Unfair trade practices may result in the imposition by some countries (that are significant producers and consumers of steel) of antidumping and countervailing duties or other trade measures and may cause fluctuations in international steel trade. The imposition of such trade remedies or temporary tariffs on major steel exporters in significant steel producing countries could in turn exacerbate pressures in other markets, including those in which Ternium operates, as exporters target such other markets to compensate, at least partially, for the loss of business resulting from the imposition of trade remedies or tariffs.

China is the largest steel producing country in the world, accounting for approximately 60% of worldwide crude steel production, and Chinese exports of steel products, including exports to Europe, the United States and Mexico, were subject to the imposition of antidumping and countervailing duties and other trade measures. A decrease in steel consumption in China in the future, including as a result of new variants of the SARS-CoV-2 virus appearing, could stimulate aggressive Chinese steel export offers, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those in which Ternium operates. Similarly, a downturn in global or regional economic activity could encourage unfair steel trade practices adversely affecting Ternium’s business and results of operations. For further information, see Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations".

Sales may fall as a result of fluctuations in industry inventory levels or disruptions in Ternium customers’ supply chains.

Inventory levels of steel products held by companies that purchase Ternium’s products can vary significantly from period to period, as customers draw from existing inventory during periods of low investment in construction and other industry sectors that purchase Ternium’s products and accumulate inventory during periods of high investment. As a result, such companies may not purchase additional steel products or maintain their regular purchasing volume. In addition, disruptions in the industry’s supply chain could reduce the demand for Ternium’s products. For example, in 2021 vehicle production was severely affected by a shortage of semiconductors that, in turn, affected Ternium’s steel sales. Fluctuations in steel inventory levels and disruptions in Ternium customers’ supply chains can temporarily affect the demand for, and price of, Ternium’s products and, accordingly, Ternium may not be able to increase or maintain its levels of sales volumes or prices.

Intense competition could cause Ternium to lose its share in certain markets and adversely affect its revenues.

The market for Ternium’s steel products is highly competitive, particularly with respect to price, quality and service. In both global and regional markets, Ternium competes against other global and local producers of steel products, which in some cases have greater financial and operating resources, or direct and indirect governmental support. Competition could result in declining margins and reductions in shipments. Ternium’s competitors could use their resources in a variety of ways that may affect Ternium negatively, including by making additional acquisitions, implementing modernization programs, expanding their production capacity, investing more aggressively in product development, and displacing demand for Ternium’s products in certain markets. To the extent that these producers become more efficient, Ternium could confront stronger competition and could fail to preserve its current share of the relevant geographic or product markets. In addition, there has been a trend in the past toward steel industry consolidation among Ternium’s competitors, and current competitors in the steel market could become larger competitors in the future. For further information on Ternium's competitors and their investments, see Item 4. “Information on the Company—B. Business Overview—Competition.”

Moreover, Ternium and other steel makers compete against suppliers of alternative materials, including aluminum, wood, concrete, plastic and ceramics. In particular, certain customers, such as the automotive industry, are increasing their consumption of lighter-weight materials, such as aluminum, composites and carbon fiber, sometimes as a result of regulatory requirements or government initiatives aimed at transitioning to a lower-carbon economy. Competition from these alternative materials could adversely affect the demand for, and consequently the market prices of, certain steel products and, accordingly, could affect Ternium’s sales volumes and revenues.

The recent Russia-Ukraine armed conflict and the consequent wave of international sanctions against Russia are expected to reduce the supply of steelmaking raw materials and steel products in the international markets, including slabs, pulverized coal for injection, and certain metals and ferroalloys.

On February 24, 2022, Russia launched a military attack on Ukraine. In response, the United States, the United Kingdom, and the European Union, among other countries, have imposed a wave of sanctions against certain Russian institutions, companies and citizens. As a result of the armed conflict and related sanctions, energy prices have spiked and foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected.

Russia has a significant participation in the international trade of steel slabs, iron ore pellets, metallurgical coal, pulverized coal for injection, which are relevant inputs for Ternium’s operations. In addition, Ukraine has a relevant participation in the international trade of steel slabs and iron ore pellets. The availability and pricing of these inputs in the international markets are expected to be volatile and could result in limitations to Ternium’s production levels and higher costs, affecting our profitability and results of operations. As a result of the economic sanctions imposed on Russia, we or our contractors (including shipping companies) may not be able to continue purchasing or transporting products from, or making payments to, Ukrainian or Russian suppliers or counterparties; and we may not be able to promptly procure such raw materials from other suppliers, or we may be required to purchase raw materials at increased prices. For further information related to effects of shortages or disruptions in supplies for Ternium’s operations, see Risk Factors “Risks Relating to the Steel Industry - Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability” and “Risks Relating to the Steel Industry - Ternium depends on a limited number of key suppliers”.

Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability.

The manufacture of steel-related products requires substantial amounts of steelmaking raw materials, slabs, energy and other inputs from domestic and foreign suppliers. In particular, the Ternium companies consume large quantities of iron ore, metallurgical coal, pulverized coal for injection, scrap, ferroalloys, slabs, natural gas, electricity, oxygen and other gases in operating their blast and electric arc furnaces, as well as its downstream facilities. The availability and pricing of a significant portion of the raw materials, slabs, energy and other inputs used in Ternium’s operations are subject to market conditions, which can be volatile, government regulations or intervention, including import controls, allocation by suppliers, interruptions in production, or other events that can affect continuity of supply and prices, including wars, natural disasters, chronic climate changes, accidents and public health epidemics.

For example, extreme weather conditions in the southern United States and northern Mexico disrupted the stable provision of natural gas and energy in these markets, negatively affecting production in the first quarter of 2021. Furthermore, strong demand from Chinese steel producers coupled with certain supply restrictions imposed in connection with the COVID-19 pandemic, among other factors, contributed to a surge in international markets’ iron ore prices during the first half of 2021 and metallurgical coal prices during the second half of 2021. In Argentina, shortages of natural gas in the past resulted in supply restrictions that, if repeated in the future, could lead to higher costs of production or production cutbacks at Ternium’s facilities in the country.

In the past, Ternium has usually been able to procure sufficient supplies of raw materials, energy and other inputs to meet its production needs; however, it could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of principal inputs to the Ternium companies (including as a result of strikes, lockouts, sanctions and other trade restrictions, accidents or natural disasters, armed conflicts, worldwide price fluctuations, the availability and cost of transportation, global epidemics such as COVID-19 pandemic or other factors) would result in lost sales and would have a material adverse effect on Ternium’s business and results of operations. For further information related to effects of global events see Item 3. Risk Factors “Risks Relating to the Steel Industry - A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel and would have a material adverse effect on the steel industry and Ternium”. For further information related to raw materials, energy and other inputs requirements see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs” and “The recent Russian-Ukraine armed conflict and the consequent wave of international sanctions against Russia are expected to reduce the supply of steelmaking raw materials and steel products in the international markets, including slabs, pulverized coal for injection, and certain metals and ferroalloys.”

Ternium depends on a limited number of key suppliers.

Ternium depends on a limited number of key suppliers for the provision of some of its principal inputs, including Vale, a Brazilian company, for iron ore and KRU Overseas Limited, a Russian company, for pulverized coal for injection. In general, there is a trend in the industry towards consolidation among suppliers of raw materials, slabs and other inputs. The Ternium companies have entered into long-term contracts for the supply of some (but not all) of their principal inputs and it is expected that such agreements will be maintained and, depending on the circumstances, renewed. However, if any key supplier fails to deliver or if existing contracts cannot be renewed in the future, the Ternium companies could face limited access to certain raw materials, slabs, energy or other inputs, or could be subject to higher costs and delays resulting from the need to obtain their input requirements from other suppliers.

Risks Relating To Ternium's Business

If Ternium does not successfully implement its business strategy, its opportunities for growth and its competitive position could be adversely affected.

Ternium plans to continue implementing its business strategy, entailing a focus on sophisticated steel products, the pursuit of strategic growth opportunities and an enhancement of its competitiveness through a full product range offering, operational excellence, differentiated services with a strong distribution network and the attraction and training of talented employees. Any of these components or Ternium’s business strategy could be delayed or abandoned or could cost more than anticipated, any of which could impact its competitive position and reduce its revenue and profitability. For example, Ternium could fail to develop its projects and/or to make acquisitions and/or integrate newly acquired businesses to increase its steel production capacity; or may lose market share in its regional markets. Even if Ternium successfully implements its business strategy or achieves its medium and long-term goals, such strategy or goals may not yield the desired results. For information on Ternium’s business strategy, see Item 4. “Information on the Company—B. Business Overview—Our Business Strategy".

Future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.

A key element of Ternium’s business strategy is to identify and pursue growth-enhancing opportunities. As part of that strategy, Ternium regularly considers acquisitions, greenfield and brownfield projects and other significant investments. However, any growth project will depend on market and financing conditions. Ternium must necessarily base any assessment of potential acquisitions or other investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Furthermore, Ternium may fail to find suitable acquisition targets or fail to consummate its acquisitions under favorable conditions. Ternium grew through several acquisitions, particularly in Mexico. In 2010 Ternium formed, together with Nippon Steel Corporation, or NSC, Tenigal, a company that manufactures and sells hot-dip galvanized and galvannealed steel sheets for the Mexican automotive market; in 2012, Ternium acquired a participation in the control group of Usiminas, the largest flat steel producer in Brazil; in 2014 and 2016, Ternium significantly increased its equity investment in Usiminas; and in 2017, Ternium acquired Ternium Brasil, a Brazilian steel slab producer.

Ternium’s acquisitions or other investments may not perform in accordance with its expectations and could have an adverse impact on its operations and profits. Furthermore, Ternium may be unable to successfully integrate any acquired businesses into its operations, realize expected synergies or accomplish the business objectives that were foreseen at the time of deciding any such investment. Moreover, Ternium may also acquire, as part of future acquisitions, assets unrelated to its business, and it may not be able to integrate them or sell them under favorable terms and conditions. These risks, and the fact that the integration of any acquired businesses would require a significant amount of time and resources from Ternium’s management and employees, could have an adverse impact on Ternium’s ongoing business and a material adverse effect on its business, financial condition and results of operations.

Ternium may be required to record a significant charge to earnings if it must reassess its goodwill, other amortizable intangible assets, investments in non-consolidated companies, property, plant and equipment and other long-lived assets.

In accordance with IFRS, management must test for impairment all of Ternium’s assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets subject to testing include goodwill, intangible assets, investments in non-consolidated companies, property, plant and equipment and other long-lived assets. In addition, management must test for impairment goodwill at least once a year, whether or not there are indicators of impairment. IFRS requires Ternium to recognize a non-cash charge in an amount equal to any impairment.

The Company reviews periodically the recoverability of its investments. As of December 31, 2021, goodwill in connection with the Company’s Mexican subsidiaries amounted to $662.3 million and the carrying value of the Company’s investment in non-consolidated companies, mainly related to its investment in Usiminas, amounted to $751.5 million. If Ternium’s management determines in the future that the goodwill from its acquisitions, its investments in non-consolidated companies or the carrying value of its property, plant and equipment and other long-lived assets are impaired, Ternium will be required to recognize a non-cash charge against earnings, which could materially adversely affect Ternium’s results of operations and net worth. For example, as of December 31, 2012, September 30, 2014, and December 31, 2015, Ternium wrote down its investment in Usiminas by $275.3 million, $739.8 million and $191.9 million, respectively. As of December 31, 2021, the carrying value of Ternium’s investment in Usiminas was $681.7 million and Ternium’s ownership stake had a market value of approximately $653.9 million. Any further write-downs to Ternium’s assets could have a material adverse effect on Ternium’s results of operations or net worth.

Failure to successfully implement Usiminas’ business strategy could have a material adverse effect on Ternium’s results, financial condition or net worth.

Since 2012, Ternium is a member of the control group of Usiminas, the largest flat steel producer in Brazil. In 2014, a conflict arose within the Usiminas control group and its board with respect to the governance of Usiminas, including with respect to the rules applicable to the appointment of senior managers, the application of the shareholders’ agreement in matters involving fiduciary duties, and the company’s strategy. Such conflict was resolved in 2018 by an agreement between Ternium, NSC and Usiminas’ employee pension fund (Previdência Usiminas), providing for new governance rules for Usiminas. Under the new Usiminas shareholders’ agreement (“New SHA”), no control group member can, without the consent of other shareholder group or groups, implement any change to Usiminas’ strategy or business practices.

The agreed-upon corporate governance rules for Usiminas include, among others, an alternation mechanism for the nomination of each of the chief executive officer and the chairman of the board of directors, as well as a mechanism for the nomination of other members of Usiminas’ executive board. The right to nominate Usiminas’ chief executive officer and chairman alternates between Ternium and NSC at every 4-year interval, comprising two consecutive 2-year terms. The executive board is composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each.

In addition, the New SHA incorporates an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the New SHA after November 16, 2022. Such exit mechanism shall apply with respect to shares held by the NSC Group and by the group comprising Ternium’s subsidiaries and Tenaris’s Brazilian subsidiary, Confab Industrial S.A, and would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder group.

If the parties fail to reach consensus, or if a new shareholder conflict were to emerge, Usiminas may not be successful at implementing the measures required to achieve sustainable profitability and, accordingly, Usiminas’ performance could be adversely affected and result in a material adverse effect on Ternium’s results, financial condition or net worth. For further information related to the conflict within the Usiminas control group and the agreement between Ternium, NSC and Previdencia Usiminas on governance rules for Usiminas, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas”.
.
If Ternium does not comply with laws and regulations designed to combat governmental corruption in countries in which it sells its products, Ternium could become subject to fines, penalties or other sanctions and its sales and profitability could suffer.

Ternium conducts business in certain countries known to experience governmental corruption. Although Ternium is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and other anti-corruption laws adopted by the main countries in which Ternium operates (including Mexico, Brazil, Argentina and Colombia), which impose strict criminal liability on companies for corrupt practices undertaken by their employees or representatives.

Labor disputes at Ternium’s operating subsidiaries could result in work stoppages and disruptions to Ternium’s operations.

A substantial majority of Ternium’s employees at its manufacturing subsidiaries are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to or during the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or, occasionally, during other periods for other reasons. Ternium could also suffer plant stoppages or strikes if it were to implement cost reduction plans. From time to time, Ternium takes measures to increase competitiveness; none of the measures taken in the past have resulted in significant labor unrest. However, Ternium cannot assure that this situation will remain stable or that future measures will not result in labor actions against Ternium companies. Any future stoppage, strike, disruption of operations or new collective bargaining agreements could result in lost sales and could increase Ternium’s costs, thereby affecting its results of operations. For further information on the geographic distribution of Ternium's workforce, see Item 6. “Directors, Senior Management and Employees—D. Employees”.

Changes in exchange rates or any limitation in the ability of the Ternium companies to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.

The operations of the Ternium companies expose them to the effects of changes in foreign currency exchange rates and changes in foreign exchange regulations. A significant portion of Ternium’s transactions is carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact the Ternium companies’ results and net worth as reported in their income statements, statements of comprehensive income and statements of financial position in the form of both translation risk and transaction risk. In the ordinary course of business, the Ternium companies may see fit to enter into exchange rate derivatives agreements to manage their exposure to exchange rate changes. Future regulatory or financial restrictions in the countries where Ternium operates may reduce its ability to manage its exposure to exchange rate fluctuations, and thus could cause an adverse impact on Ternium’s results of operations, financial condition or cash flows. For information concerning the effect of the changes in exchange rates on Ternium’s business and results, see Item 5. “Operating and Financial Review and Prospects—Overview”.

Cyberattacks could have a material adverse impact on Ternium's business and results of operation.

Ternium relies heavily on information systems to conduct its operations; and digital technologies have an increasingly significant role across our business. Although Ternium devotes significant resources to protect its systems and data, and it continually monitors external developments and available information on threats and security incidents, it has experienced and will continue to experience varying degrees of cyber incidents in the normal conduct of its business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, spoofing and/or cyberattacks. These threats often arise from numerous sources, not all of which are within Ternium's control, such as fraud or malice from third parties, including fraud involving business email, failures of computer servers or other accidental technological failure, electrical or telecommunication outages or other damage to its property or assets. Cyber-attack attempts, such as ransomware, phishing, spoofing and whaling, continued to increase throughout 2021 in the context of the COVID-19 pandemic, due to a significant expansion of remote work practices among Ternium’s employees, its customers and suppliers and the increasing digitalization of work. For example, in 2021, Ternium suffered 367 cyber-security attacks mainly consisting of phishing attacks; none of these attacks led to known breaches of Ternium’s business-critical IT systems and, as such, did not result in any material business impact. In response to the increase in the number and sophistication of ransomware attacks, U.S. and EU regulatory agencies have implemented regulations to prevent victims from making ransomware payments and to deter third parties from facilitating or processing such payments to cyber actors. In this context, Ternium enhanced cybersecurity controls and implemented comprehensive processes and procedures to monitor, detect and respond to hacking, malware infection, cybersecurity compromise and other risks. In addition, Ternium has launched awareness and ethical phishing campaigns aimed at protecting it against cyber-threats and it regularly trains its executives and employees to identify and report cybersecurity incidents.

Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems that Ternium has designed to prevent or limit the effects of cyber incidents or attacks and the mitigation actions adopted in connection with such attacks will be sufficient to prevent or detect such incidents or attacks, or to avoid a material adverse impact on its systems when such incidents or attacks do occur. If Ternium’s systems for protecting against cybersecurity risks are circumvented or breached, this could also result in disruptions to its business operations (including but not limited to, defective products, production downtimes or loss of productivity), access to financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including intellectual property and customer data), as well as damage to Ternium’s reputation with its customers and the market, failure to meet customer requirements, customer dissatisfaction and/or regulatory fines and penalties (including for inadequate protection of persona data and/or failure to notify the competent authorities for such breach) or other financial costs and losses. In addition, given that cybersecurity threats continue to evolve, Ternium will be required to devote additional resources in the future to enhance its protective measures or to investigate and/or remediate any cybersecurity vulnerabilities. Although Ternium has considered contract insurance coverage options for cyber risks, it does not currently maintain cybersecurity insurance, and the insurance it carries for property damage and general liability may not be adequate or available to protect it from damages derived from cyber events, or coverage may be limited. Moreover, any investigation of a cyberattack would take time before completion, during which Ternium would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of any cyberattack).

The physical risks resulting from climate change, including extreme weather conditions and shifts in weather patterns may adversely impact Ternium’s business.

Ternium’s business has been, and in the future could be, affected by severe weather in areas where it operates, which could materially affect its operations and financial results. Extreme weather events and natural disasters, such as hurricanes, cyclones, droughts, floods and fires could affect businesses’ operations, workforce, markets, infrastructure, raw materials and assets. For example, in 2020 and in 2021, iron ore supplies to our operations in Argentina from Brazil's iron ore mines in the Pantanal Region (Mato Grosso do Sul state), which are barged down the Paraguay and Paraná rivers, were disrupted as this waterway recorded very low stages, forcing Ternium Argentina to procure iron ore from alternative sources at higher costs. In addition, during the first quarter of 2021, the provision of natural gas and energy to our operations in Mexico were disrupted by extreme weather conditions in the southern United States and northern Mexico, negatively affecting steel production in the first quarter of 2021.

The communities surrounding our main production sites in Argentina, Brazil and Mexico are vulnerable to flooding due to extreme weather events. In recent years, our operation in Brazil and certain of our operations in Argentina experienced intense rainfall affecting personnel’s access to Ternium’s facilities. In addition, as Ternium’s steel shops in Mexico are located at water stressed areas, its operations could be subject to water shortages and/or increased water costs, in case of severe draughts.

Chronic climate changes, such as changes in precipitation patterns and rising of mean temperatures and sea levels may result in increased operating costs or capital expenditures, due to supply shortages or damage to facilities, personnel evacuation, increased insurance premiums or reduced availability of insurance, decreases in revenue derived from lower sales, disruption of operations or lower production levels, negative impact on workforce and write-offs and/or early retirement of assets, all of which could adversely affect Ternium’s financial condition, results of operations and cash flows.

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

Ternium carries out extractive, processing and logistical operations in many geographic locations. Liabilities associated with Ternium’s mining activities include those resulting from tailings and sludge disposal, effluent management, iron ore pulp and fines transportation, and rehabilitation of land disturbed during the mining processes. Ternium’s operations involve the use, handling, storage, discharge and disposal of hazardous substances and the use of natural resources. The iron ore mining industry is generally subject to significant risks and hazards, including environmental pollution, such as spilling or emissions of polluting substances or other hazardous materials; operational incidents, such as open-cut pit wall failures, rock falls, tailings dam breaches or incidents from the storage, transportation or use of explosives; transportation incidents, involving mobile equipment or machinery, slurry pipes and cable transportation; and may also be subject to unexpected natural catastrophes. This could result in environmental damage, damage to or destruction of properties and facilities, personal injury or death, and delays in production. For example, in January 2019, a tailings dam at Vale’s Córrego do Feijão mine in Brumadinho, Brazil, collapsed, releasing a mudflow that resulted in hundreds of people dead or missing. Ternium operates mines with tailings dams in Mexico and could become subject to liabilities arising from similar incidents in the future. Over time, Ternium has conducted stability studies of its tailings dams, with the help of consultant companies, using increasingly strict standards for seismic areas and, as a result, has been carrying out several investment projects to reinforce certain dams and has to carry out several more, some of which are in the process of obtaining approval from environmental authorities. Although Ternium believes that, once completed, ongoing and planned investment projects will further mitigate the risk of incidents, it cannot guarantee that failures or breaches will not occur prior to or after the completion of reinforcement works. For further information, see Item 4. “Information on the Company - B. Business Overview - Mining”.

Ternium may also be subject to claims under federal and local laws and regulations for toxic torts, natural resource damages and other damages, as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Claims for damages and reclamation may arise out of current or former conditions at sites that Ternium owns, leases or operates or at inactive sites that Ternium currently owns, leased-land sites and third-party waste disposal sites. Ternium may be held responsible for other sites in the future. Ternium also could be subject to litigation for alleged bodily injuries arising from claimed exposure to hazardous substances allegedly used, released, or disposed of by Ternium. Environmental damages caused by Ternium’s operations may result in costs and liabilities that could materially and adversely affect margins, cash flow and profitability. Third-party claims based on environmental or physical damages may exceed the limit of liability of the insurance policies we could have in place.

Required governmental concessions could be subject to prior consultation with native communities, changes or termination, permits and rights of use and occupancy could be difficult to obtain or maintain and taxes or royalties applicable to the mining industry could increase, all of which could adversely affect Ternium's mining activities and operating costs.

Ternium’s mining activities are subject to specific regulations and depend on concessions and authorizations granted by governmental authorities. Increased government intervention or amendments to applicable laws and regulations as well as claims or legal actions from native or local communities or other third parties in Mexico, may alter the terms pursuant to which Ternium is required to pursue exploration, mining and ore processing activities. Selected mining technologies, new taxes and/or royalties may be imposed on mining activities, leading to unexpected capital expenditures and higher costs. For further information on regulatory risks in Mexico, see Risk Factors “Risks Relating to the Countries in Which Ternium Operates - Mexico: Regulatory changes in Mexico could adversely impact Ternium's results of operations and net results.”

Iron ore exploration and exploitation concessions as well as water concessions may be revoked if the competent government authorities determine that Ternium does not comply with its obligations under the respective concession terms and agreements. Furthermore, in order to explore or exploit mines, it is necessary to obtain the right of use and occupancy of the land where the mines are situated. Even though government regulations frequently establish provisions intended to facilitate the establishment of such rights, in some cases it may be difficult to reach and maintain agreements with the native or local communities or landowners, or such agreements may be excessively onerous. If Ternium is unable to establish use and occupancy rights on acceptable terms, its mining activities may be compromised. In addition, Ternium’s iron ore mining subsidiaries need to obtain, in the normal course of business, permits for the preparation of new iron ore bodies at the mines and for the expansion of tailings deposit capacity. If Ternium is unable to obtain such permits on a timely basis, it may need to alter its mining and/or production plans, which could lead to unexpected capital expenditures and higher costs.

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

In addition, Ternium’s reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. As a result, no assurance can be given that the indicated amount of ore will be recovered from Ternium’s reserves, or that it will be recovered at the anticipated rates, or that extracted ore will be converted into saleable production over the mine life at levels consistent with its reserve estimates. Reserve estimates may vary from those included in this annual report, and results of mining and production subsequent to the date of an estimate may lead to future revisions of estimates. Estimates of mine life may require revisions based on actual production figures, changes in reserve estimates and other factors. For example, fluctuations in the market prices of minerals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties or other factors could affect Ternium’s mine life projections. To the extent that market price fluctuations or changes in its operating and capital costs increase its costs to explore, locate, extract and process iron ore, Ternium may be required to lower its reserve estimates if certain ore reserves become uneconomical to mine in the future.

Ternium's exploration activities are subject to uncertainties as to the results of such exploration; even if the exploration activities lead to the discovery of ore deposits, the effective exploitation of such deposits remains subject to several risks.

Exploration activities are highly speculative, involve substantial risks and may be unproductive. Ternium may incur substantial costs for exploration which do not yield the expected results. The failure to find sufficient and adequate reserves could adversely affect Ternium’s business. In addition, even if ore deposits are discovered, the ability to pursue exploitation activities may be delayed for a long time during which market conditions may vary. Significant resources and time need to be invested in order to establish ore resources through exploration, define the appropriate processes that shall be undertaken, obtain environmental licenses, concessions and permits (including water usage permits), acquire land, build the necessary facilities and infrastructure for greenfield projects and obtain the ore or extract the metals from the ore. If a project does not turn out to be economically feasible by the time Ternium is able to exploit it, Ternium may incur substantial write-offs.

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

Ternium may be subject to increased costs or delays relating to the acquisition of adequate equipment for the exploration and exploitation of ore deposits, or restoration of exhausted mines. Moreover, Ternium may face increasing costs or capital expenditure requirements related to several factors, including changes in environmental regulations, diminished iron ore reserve grades, deeper pits and operational sections of its mines, iron ore deposits within the pit area that are more difficult to locate or extract, additional maintenance works in dams and ponds, and increased energy supply requirements that may be difficult to obtain. Adverse mining conditions and other situations related to the operation of the mine and related facilities during their life cycle, whether permanent or temporary, may lead to a significant increase in projected capital expenditures and costs, as well as affect Ternium’s ability to produce the expected quantities of mineral. If this occurs, Ternium’s financial condition and expected results of operations may also be negatively affected.

Difficulties in relationships with local communities may adversely affect Ternium’s mining activities and results of operations.

Communities or individuals living or owning land near areas where Ternium operates may take actions to oppose and interfere with its mining activities. Even if a community has an agreement in place with Ternium, internal disputes within that community could result in blockades to disrupt Ternium operations or iron ore transportation, or legal proceedings to suspend mining activity. Although Ternium makes significant efforts to maintain good relationships with such communities, actions taken by them (or by interest groups within those communities), including requesting the government to revoke or cancel Ternium’s concessions or environmental or other permits, may hamper Ternium’s ability to conduct its mining activities as planned, prevent Ternium from fulfilling agreements reached with the government, or significantly increase the cost of exploring and/or exploiting the mines, thereby adversely affecting Ternium’s business and results of operations.

In the past, Ternium faced actions by certain native or local Mexican communities demanding higher compensation or other benefits, or seeking to stop Ternium’s activities. Although attempted legal actions against Ternium did not succeed, Mexican legislation affords judges the power to preemptively suspend environmental or other permits or concessions and take certain other measures to protect the “ejidos” (land jointly owned by native communities) until the claim is resolved. An adverse legal decision suspending or cancelling permits, or the illegal occupation of facilities, could adversely impact Ternium’s mining activities and results of operations.

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

The ability of the Company’s subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the transfer of money to foreign accounts or the payment of dividends, and agreements and commitments of such subsidiaries. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends. For information on exchange controls imposed in Argentina, see “—Risks Relating to the Countries in Which Ternium Operates - Argentina: Argentine exchange controls could negatively impact Ternium Argentina’s operations, or prevent it from paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market."; and note 30 “Foreign exchange restrictions in Argentina” of Ternium’s audited consolidated financial statements included in this annual report.

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

As of the date of this annual report, San Faustin beneficially owned 65.03% of the Company's shares and Tenaris, which is also controlled by San Faustin, held 11.46% of the Company’s shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, (“RP STAK”), holds voting rights in San Faustin sufficient in number to control San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interest of other shareholders. In addition, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve in certain cases an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “Risks Relating to the Company's ADSs – Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

Non-controlling interests in the Company's subsidiaries could delay or prevent us from completing our strategy.

The Company does not own 100% of the interests in certain of the Company’s subsidiaries. As of February 28, 2022, 26.03% of Ternium Argentina was held by Administración Nacional de la Seguridad Social, or ANSeS, Argentina’s governmental social security agency, and 11.48% was publicly held. In addition, Ternium holds a 51% ownership interest in Tenigal (NSC holds the remaining 49%); and a 48% equity interest in Techgen S.A. de C.V. (“Techgen”). Ternium also has a participation in the control group of Usiminas. For further information on the Usiminas investment, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas”. The existence of non-controlling interests in these companies could prevent Ternium from taking actions that, while beneficial to Ternium, might not be beneficial to each relevant subsidiary, considered separately. As a result, the Company could be delayed or prevented from completing its strategy or fully maximizing Ternium’s competitive strengths.

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

The results of Ternium’s operations are subject to the risks of doing business in emerging markets, principally in Mexico, Brazil and Argentina and, to a lesser extent, in Colombia, and have been, and could in the future be, affected from time to time to varying degrees by economic, political, social, and regulatory developments, such as nationalization, expropriation or forced divestiture of assets; restrictions on production, domestic sales, imports and exports; travel or trade bans; interruptions in the supply of essential energy inputs; restrictions on the exchange or transfer of currency; inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; or other events, including wars and other international conflicts, natural disasters, chronic climate changes and public health epidemics (such as COVID-19); civil unrest and local security concerns that threaten the safe operation of its facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract rights; and delays or denial of governmental approvals. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected country and, depending on their materiality, on the results of operations and financial condition of Ternium as a whole.

Mexico

Ternium has significant manufacturing operations and assets located in Mexico and a majority of its sales are made to customers in this country. The majority of Ternium’s revenues are derived from its Mexican operations and, therefore, are related to market conditions in Mexico and to changes in its economic activity. Ternium’s business could be materially and adversely affected by economic, political and regulatory developments in Mexico.

Political, economic and social conditions and government policies in Mexico could negatively impact Ternium’s business and results of operations.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States and could be affected by changes in the terms of trade. In addition, actions and policies that could be adopted by the Mexican federal government concerning the economy could have a significant impact on market conditions affecting Ternium’s operations in Mexico. If problems such as deterioration in Mexico’s economic conditions re-emerge (for example, as a result of lower revenues due to a decline in the price of oil) or there is a future re-emergence of social instability, political unrest, reduction in government spending, increased government intervention or other adverse social or political developments, foreign exchange and financial markets may exhibit continued volatility, which, depending on its severity and duration, could adversely affect the business, results of operations, financial condition or liquidity of Ternium. Moreover, adverse economic conditions in Mexico could result in, among other things, higher interest rates coupled with reduced opportunities for refunding or refinancing, reduced domestic consumption of Ternium’s products, decreased operating results and delays in the completion of ongoing and future capital expenditures.

A Mexican energy reform could adversely impact Ternium’s results of operations and net results.

In March 2021, the Mexican Congress approved a significant reform to the energy market in Mexico. Among other changes, the new Energy Industry Law (“LIE”) grants priority to Mexico’s state-owned electric power generation and distribution company (“CFE”) over private generators in the supply of electric power to the Mexican market and mandates a revision of power generation and transaction agreements between CFE and independent electric power suppliers. In addition, the LIE eliminates mandatory power supply auctions for energy supplies requiring the use of CFE’s distribution network, relaxes the requirements for the granting of clean energy certificates in favor of CFE, and imposes serious restrictions on the renewable energy generation system through self-supply, widely used by private companies. The new LIE was challenged in court and its application is currently suspended. In September 2021, President Andrés Manuel López Obrador submitted to Congress a constitutional reform proposal of the electricity sector, which seeks to reverse the legal framework derived from the 2013 constitutional energy reform that opened the sector to private investment. The congressional debate on the reform started in January 2022 and two-thirds of the votes are required for approval. There is uncertainty about the approval of the constitutional reform and related amendments to the energy market regulation. Approval of proposed changes could negatively affect the operations of Techgen, where Ternium holds a 48% equity interest and which supplies electricity for most of our Mexican operations. At this stage, we cannot fully assess the effects of the energy market reform on Ternium’s operations and the Mexican economy in general and, consequently, on the results of operations and financial conditions of Ternium’s businesses in Mexico.

Violence and crime in Mexico could negatively impact Ternium’s business and operations.

In recent years, there has been a significant increase of violent crimes in Mexico, including the Monterrey area in Nuevo León, where Ternium’s main facilities are located, and Michoacán, where some of Ternium’s mining facilities are placed. Security issues could affect Ternium’s day-to-day operations and could also result in an economic slowdown, reducing domestic demand for its products and thereby having an adverse effect on Ternium’s business. A deterioration of the security situation could result in significant obstacles or additional costs to the implementation of growth plans in Mexico, including delays in the completion of capital expenditures.

Unexpected changes in trade rules with the United States could adversely impact Ternium’s results of operations and net results.

The United States-Mexico-Canada Agreement (“USMCA”) became effective in July 2020 replacing the North American Free Trade Agreement (NAFTA). In addition, during 2019 Mexico and the United States agreed to waive a 25% tariff on steel products exported to the United States (which had been imposed during 2018) subject to an agreed premise of continuous monitoring for surges in steel imports and transshipment of non-USMCA material into the

United States. Furthermore, in 2019 the United States, Mexico and Canada agreed to modify the definition of “North American steel” (with such amendment becoming effective in July 2027), for purposes of vehicles being awarded preferential treatment under USMCA, restricting the defined term to steel melted and poured within the three countries. Uncertainties about potential new trade conflicts could adversely affect the investment climate and economic activity in Mexico. Moreover, amendments to, or the termination of current terms of trade could adversely and materially affect Ternium’s shipments, results of operations and net worth.

Brazil

Ternium has significant manufacturing operations and assets located in Rio de Janeiro, Brazil, and some of its sales are made in Brazil. In addition, Ternium has a participation in Usiminas. Ternium Brasil’s and Usiminas’ profitability could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Brazil.

Changing economic policies and political conditions in Brazil, which on several occasions in the past resulted in economic uncertainties and recession, may occur in the future, thereby adversely affecting Ternium's business, financial condition and results.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of the country’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved hikes in interest rates, wage and price controls, foreign exchange controls and devaluation, freezing of bank accounts, capital controls and restrictions on imports. If repeated in the future, such governmental policies may adversely affect Ternium’s results of operations. The Brazilian government’s policies may also result in increases in tax payments or tariffs, which could adversely affect industry profitability. For example, the Brazilian congress is discussing major changes to the Brazilian tax regime, which, among other things, would replace current federal, state and municipal taxes levied on the trade of good and services with a single national value added tax. In addition, the Brazilian congress is discussing a tax reform proposal focused on income tax. Ternium cannot predict whether, if approved, the new tax regime would result in a net tax burden increase for its operations. Any increase in the applicable tax burden or tariffs could affect Ternium’s projected cash flow and profitability. The Brazilian economy has been affected by inflation, energy shortages, illiquid lending markets and other political, diplomatic, social and economic developments. Uncertainty over whether the Brazilian government will change policies or regulations affecting these or other factors may contribute to economic instability in Brazil. Ternium’s business and results of operations in Brazil could be adversely affected by rapidly changing economic conditions in Brazil or by the Brazilian government’s policy response to such conditions.

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

High levels of inflation have in the past undermined the Brazilian economy and the government’s ability to stimulate economic growth and if a similar situation happened again in the future, Ternium’s results of operations and financial position could be negatively impacted, as Ternium Brasil’s BRL-denominated costs (mainly labor-related costs) would increase, thereby affecting Ternium’s cost-competitiveness. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation and hinder access to Brazilian capital markets, which could adversely affect Ternium’s business and ability to finance operations and capital expenditures, making it impossible to estimate with reasonable certainty Ternium Brasil’s future results of operations.

Argentina

A significant portion of Ternium’s sales are made in Argentina through its subsidiary, Ternium Argentina. Ternium Argentina’s business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Argentina. For more information on Ternium’s sales in Argentina, see Item 4. “Information on the Company—B. Business Overview —Sales—Southern Region.”

Economic and political instability in Argentina, which on several occasions resulted in economic uncertainties and recession, may adversely affect Ternium’s business, financial condition and results.

Ternium’s business and results of operations in Argentina depend on local macroeconomic conditions, among other factors. Steel shipments to the Argentine domestic market were severely affected in different opportunities over the last decades. This happened with the 2008-2009 downturn in the global economy; in 2016, when the country faced a significant rebalancing of the economy’s relative prices; in 2018-2019 as the economy was affected by a severe downturn resulting from financial market volatility, high interest rates and heightened political uncertainty during the presidential election process; and, more recently, in 2020 as the economy was affected by the COVID-19 outbreak.

Over the past years, the Argentine economy and capital investment have been affected by, among other factors, political, economic and financial uncertainties as well as government intervention in, or limitations to, the conduct of business in the private sector and other government measures affecting investors’ confidence. The Argentine economy is currently facing significant challenges, including a slow recovery following the COVID-19 pandemic, high and unpredictable inflation rates and a high fiscal deficit in a highly indebted economy, which could affect macroeconomic conditions and economic growth, and cause a drop in demand for Ternium Argentina’s products in the domestic market.

In addition, Argentina has recently reached a final agreement with the International Monetary Fund (“IMF”) on a sovereign debt restructuring process, whose outcome is uncertain. In January 2022, the IMF and the Argentine authorities reached an understanding on key policies as part of their discussions of an IMF-supported program, and in March 2022 the Argentine Congress and the IMF's Executive Board approved the program. Failure to implement any approved program with the IMF could further adversely affect the country’s economy and lessened financial sources could impair Argentina’s ability to foster economic growth.

Ternium’s business and results of operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina or by the Argentine government’s policy response to such conditions.

Inflation may undermine economic growth in Argentina and impact Ternium’s costs, thereby adversely affecting its results of operations and financial position.

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Consumer price inflation in Argentina, as reported by INDEC, the Argentine statistics and census bureau, was 50.9% in 2021, 36.1% in 2020 and 53.8% in 2019. Sustained high inflation in Argentina negatively impacts Ternium’s results of operations and financial position, as ARS-denominated costs (mainly labor-related costs) at Ternium Argentina increase, thereby affecting cost-competitiveness and margins. A high inflation economy could undermine Argentina’s foreign competitiveness in international markets and negatively affect economic activity and employment levels. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Ternium Argentina could be affected in the future.

The Argentine government has increased taxes on Argentine companies and could further increase the tax burden in the future, which could adversely affect Ternium's results of operations, net results and financial condition.

The sustained and significant devaluation of the Argentine peso against the U.S. dollar coupled with high inflation rates over the last decade have resulted in a material reduction of the real value that Ternium Argentina can deduct as cost of sales or cost of financial investments for tax purposes, thus creating artificial gains that are subject to income tax. Inflation adjustment for tax purposes is limited and subject to significant restrictions. For example, inflation adjustment of inventories and other current assets is permitted only if the consumer price inflation rate surpasses 100% in a 36-month period up to the close of the relevant fiscal year. Until 2020, even if this threshold were to be achieved, only one-sixth (or 16.67%) of the effect of the inflation adjustment could be recorded in the relevant fiscal year, and the balance had to be recorded, in equal installments, over the next five fiscal years. Although such limitation is not applicable for fiscal year 2021 (due to national congress’ failure to approve the 2022 annual budget), it could be reinstated once the new budget is approved by congress or in any other tax law. Furthermore, because inflation adjustment of cash positions generated during the current fiscal year is not permitted, high nominal interest rates, which are normally expected in high inflation scenarios, materially overstate the financial income of such cash positions for tax purposes.

In September 2018, the Argentine government suspended certain tax refunds and imposed a new tax that currently levies a 3% rate on exports of goods. Provincial and municipal taxes on Ternium Argentina’s operations have also increased over the last years. In December 2021, the federal government and a significant number of local governments reached a new tax consensus, which replaced the 2017 tax consensus that provided for a gradual decrease of tax burden on Argentine corporations over a five-year period. Ternium cannot predict whether the 2022 budget, or any new tax regime or future tax reform could result in an increase of the tax burden for its operations in Argentina. If the tax burden on Ternium Argentina or its shareholders further increases in the future, Ternium’s results of operations, net results and financial condition could be adversely affected.

Argentine exchange controls could negatively impact Ternium Argentina’s operations, or prevent it from paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market.

In the past, the Argentine authorities took several measures to reduce volatility of the ARS/$ exchange rate and implemented formal and informal restrictions on capital inflows into Argentina and capital outflows from Argentina. Certain foreign exchange restrictions that had been gradually lifted in December 2015 were reinstated in 2019 and have continued to tighten over the past two years. The Argentine government tightened controls on the flows of capital by requiring Argentine companies to repatriate all export proceeds from sales of goods and services (including U.S. dollars received through advance payment and pre-financing facilities) and convert such proceeds into Argentine pesos, restricting the purchase of foreign currency for saving purposes, and limiting or conditioning the ability of Argentine companies to access the foreign exchange market.

As of December 31, 2021, Ternium Argentina’s cash and cash equivalents and other investments, held in Argentine financial institutions, amounted to $965 million. For a breakdown of Ternium Argentina’s cash and cash equivalents and other investments as of December 31, 2021, see note 30 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report. Since 2019, access to the Argentine foreign exchange market for various purposes (including to repay foreign financial indebtedness, to pay services to related parties or to distribute dividends abroad) has been severely limited. Prior approval from the Argentine central bank, which is rarely (if ever) granted, is required to purchase foreign currency for payment of dividends to foreign shareholders and for other payments to affiliates abroad. Ternium Argentina has requested prior approval to the Argentine central bank for certain payment of services to affiliates abroad and, as of the date of this annual report, no such approvals have been granted.

Foreign exchange restrictions have also begun to affect imports of goods and services. Some of Ternium Argentina’s key steelmaking inputs, including iron ore and metallurgical coal, are imported into Argentina from other markets. In March 2022, the Argentine government imposed further restrictions to access the foreign exchange market for payment of imports. If such restrictions are maintained, or are further tightened, Ternium Argentina could be restricted from making payment of imports for key steelmaking inputs which would adversely affect its operations, or would need to resort to alternative, more expensive arrangements, which would affect its results of operations.

As an environment of volatility and uncertainty remains in place as of the date of this annual report, there is no assurance that the Argentine central bank or other Argentine authority will not further tighten exchange controls or impose new foreign exchange restrictions in the future. Any such additional controls and restrictions could further impair Ternium Argentina’s ability to access the official foreign exchange market, expose Ternium to losses resulting from fluctuations in the exchange rate, affect Ternium’s ability to finance its investments in Argentina and impair Ternium Argentina’s ability to make payments to foreign suppliers or creditors (which could disrupt Ternium Argentina’s operations), pay dividends or royalties abroad, or fund investments or other activities offshore. For more information on our foreign exchange restrictions in Argentina, see note 30 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

Restrictions on supply of energy to Ternium Argentina’s operations could curtail its production and negatively impact Ternium’s results of operations.

In the past, Argentina has suffered from an insufficient level of investment in natural gas and electricity supply and transport capacity, coupled with a substantial increase in demand for natural gas and electricity. This, in turn, resulted in shortages of natural gas and electricity to residential users and, in particular, to industrial users, including Ternium Argentina, during seasons of high demand. Ternium Argentina’s operations experienced constraints in their natural gas supply requirements and interruptions in their electricity supply at peak hours on many occasions. If natural gas and electricity supply and transport capacity fail to cover the demand for natural gas and electricity on a timely basis, Ternium Argentina’s local production (or that of its main customers and suppliers) could be curtailed, and Ternium Argentina’s sales and revenues could decline, which may adversely affect Ternium Argentina’s results of operations. For further information, see “—Risks Relating to the Steel Industry—Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability” above.

Certain Regulatory Risks And Litigation Risks

International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.

International trade-related administrative proceedings, legal actions and restrictions pose a constant risk for Ternium’s international operations and sales throughout the world. Ternium purchases steel products, including significant quantities of steel slabs, from different foreign steel suppliers for its operations in Mexico, Colombia and Argentina. The Mexican, Argentine or Colombian governments may impose or increase duties on steel products imports. Trade liberalization, mainly through free trade agreements, can reduce certain input costs and increase access to foreign markets. On the other hand, greater trade liberalization in Ternium’s domestic markets increases competition. During the last decade, steel exports surged as a consequence of a global downturn and the economic slowdown in China, and the number of antidumping, countervailing, safeguard measures and other trade restrictive actions increased substantially. Accordingly, producers that were restricted from certain markets sought alternative markets for their products. If steel exports were to surge again in the future, Ternium’s share in domestic markets could be eroded by imports, and such market share losses may not be completely offset by increased exports to foreign markets.

Countries may impose restrictive import duties and other restrictions on imports under various trade related laws, such as national security, environmental and intellectual property regulations. The timing and nature of the imposition of trade-related restrictions potentially affecting Ternium’s exports are unpredictable. Trade restrictions on Ternium’s exports could adversely impact Ternium’s ability to sell products abroad and, as a result, Ternium’s profit margins, financial condition and overall business could suffer. One significant source of trade restrictions is unfair competition that could result in the imposition of “antidumping” and “countervailing” duties, as well as “safeguard measures”. These duties can severely limit or altogether prevent exports to relevant markets. In several of Ternium’s export destinations, such as the United States or Europe, safeguard duties and other protective measures have been imposed against a large number of steel imports, such as a 25% tariff on certain steel imports imposed by the United States in 2018. For further information, see Item 4. “Information on the Company-B. Business Overview Regulations-Trade Regulations”.

In addition, certain domestic producers have filed antidumping and/or countervailing duty actions against certain steel imports. Some of these actions have led, or may lead, to restrictions on Ternium’s sales of steel products to certain steel markets and result in lower profit margins. Antidumping and/or countervailing duty actions and other government actions are largely unpredictable and additional duties or restrictions could be imposed in the future, limiting Ternium’s sales to and potential growth in those markets, and increasing costs.

The cost of complying with environmental regulations and potential environmental and product liabilities may increase Ternium’s operating costs and negatively impact Ternium’s business, financial condition, results of operations and prospects.

Ternium’s steelmaking and mining activities are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management due to the risks inherent in the industries in which Ternium operates. Laws and regulations protecting the environment have become increasingly complex and more stringent in recent years, leading to higher compliance costs.

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

While Ternium incurs and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect Ternium's reputation or operations. Some of the activities for which Ternium supplies products, such as production of food cans, construction and the automotive industry, are subject to inherent risks that could result in death, personal injury, property damage or environmental pollution, and result in product liability risks that could extend to liability for damages caused by such products. Furthermore, Ternium’s products are also sold to, and used in, certain safety-critical appliances. Actual or claimed defects in Ternium’s products may give rise to claims for losses suffered by customers and expose Ternium to claims for damages. The insurance Ternium maintains will not be available in cases of gross negligence or willful misconduct; in other cases, insurance may not be adequate or available to protect Ternium in the event of a claim, its coverage may be limited, canceled or otherwise terminated, or the amount of insurance may be less than the related impact on enterprise value after a loss.

Climate change legislation and increasing climate regulatory requirements aimed at transitioning to a lower-carbon economy could result in unexpected capital expenditures and costs, negatively affect the Company's competitiveness, reducing its market share and results of operations, and hampering its ability to access adequate financial resources.

There is an increased attention on greenhouse gas (“GHG”) emissions and climate change from different sectors of society. The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. The European Green Deal, launched in 2019, focuses on adopting the required policies and measures aimed at reaching zero GHG emissions in Europe by 2050. In 2021, the European Commission made a formal proposal for an EU Carbon Border Adjustment Mechanism, aimed at avoiding carbon leakage from the EU and promoting emissions reductions worldwide.

Government initiatives to reduce GHG emissions, such as the introduction of a carbon tax or carbon-pricing systems, the adoption of “cap-and-trade” systems or other measures to promote the use of renewable energy sources could affect steel production costs. In Argentina, the 2017 tax reform introduced a tax on certain fossil fuels. Natural gas, considered the cleanest fossil fuel, was excluded from such tax. Metallurgical coal and petrochemical coke were exempted as long as they are used as part of an industrial process, other than for energy generation. Effective since March 2018, the tax on fossil fuels is set to increase 10% every year until 2028, when it is expected to reach an average $10 per ton of carbon dioxide equivalent emitted. Similarly, in 2013, Mexico approved carbon taxing rules applicable to fossil fuels (setting a zero tax on natural gas) and in 2019 the government implemented a pilot program for the adoption of an Emissions Trading System (ETS) aimed at reducing GHG emissions, by setting a cap on emissions and allowing for the trade of emission certificates. Although existing carbon pricing mechanisms in Mexico and Argentina do not materially limit or penalize Ternium’s GHG emissions, new carbon pricing mechanisms could be established, increasing Ternium’s production costs.

In addition, the Brazilian congress has been discussing initiatives to introduce carbon emission taxes on industry processes and power generation facilities, which, if applicable to Ternium’s steel production in Brazil, would result in incremental costs. Such increases in costs could affect, in turn, Ternium’s profitability and net results.

If there is no meaningful progress in lowering emissions in the years ahead, there is an increased likelihood of abrupt policy interventions as governments attempt to meet their environmental goals by adopting policy, legal, technology and market changes in the transition to a low-carbon global economy. In addition to incremental production costs, the adoption of new climate change legislation in the countries in which Ternium operates could result in incremental compliance costs and unexpected capital expenditures, affect Ternium’s competitiveness and reduce its market share and results of operations. Shifts in customer preferences and failure to respond to stakeholders’ demands for climate-related measures and environmental standards could harm Ternium’s reputation, adversely affect the ability or willingness of customers or suppliers to do business with Ternium, erode stakeholder support and restrict or reduce access to financial resources.

Risks Relating To the Company's ADSs

The market price for the Company's ADSs could be highly volatile.

Volatility in the price of the Company’s ADSs may be caused by factors within or outside of the Company’s control and may be unrelated or disproportionate to the Company’s operating results. In particular, the announcement of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as the announcement of transactions, investments, or changes in strategies or business plans of Ternium or its competitors, could adversely affect the trading price of the Company’s ADSs, regardless of the likely outcome of those developments. Broad market and industry factors could adversely affect the market price of the Company’s ADSs, regardless of their actual effect in operating performance. As an example of this volatility, a high closing price of $42.19 was reached on April 26, 2018, as steel prices in North America spiked reflecting the United States’ imposition of a 25% tariff on certain steel imports, but then fell to a low closing price of $9.84 on March 18, 2020, as the COVID-19 outbreak sent stock market prices sharply down, including the Company’s ADSs. Since then, the Company’s ADSs recovered and reached a high closing price of $56.19 on August 11, 2021, as steel prices reached record levels in the United States and Mexico, reflecting a recovery in steel demand that consistently outpaced steel production capacity restarts. The trading price of the Company’s ADSs could also suffer as a result of developments in emerging markets. Although the Company is organized as a Luxembourg corporation, almost all of its assets and operations are located in Latin America. Financial and securities markets for companies with a substantial portion of their assets and operations in Latin America are, to varying degrees, influenced by political, economic and market conditions in emerging market countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Mexico, Brazil, Argentina and Colombia. See “Risks Relating to the Countries in Which Ternium Operates.”

Holders of shares or ADSs may not have access to as much information about the Company as they would in the case of a U.S. domestic issuer.

There may be less publicly available information about the Company than is regularly published by or about U.S. domestic issuers. Also, corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in other jurisdictions, and U.S. securities regulations applicable to foreign private issuers, such as the Company, differ in certain respects from those applicable to U.S. domestic issuers. Furthermore, IFRS, the accounting standards in accordance with which the Company prepares its consolidated financial statements, differ in certain material aspects from U.S. GAAP. For a summary of the significant ways in which the Company's corporate governance practices differ from the corporate governance standards required for domestic companies by the New York Stock Exchange, or NYSE, see Item 16.G "Corporate Governance".

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.

Certain shareholders’ rights under Luxembourg law, including the right to participate and vote at general meetings of shareholders, to include items on the agenda for the general meetings of shareholders, to receive dividends and distributions, to bring actions, to examine books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. The Bank of New York Mellon, or BNY Mellon, as depositary under the ADS deposit agreement, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs and therefore only the Depositary can exercise the shareholders’ rights in connection with the deposited shares. For example, if the Company makes a distribution in the form of securities, the Depositary is allowed, at its discretion, to sell the right to acquire those securities on your behalf and to instead distribute the net proceeds to you. Also, under certain circumstances, such as the Company's failure to provide the Depositary with voting materials on a timely basis, you may not be able to vote at general meetings of shareholders by giving instructions to the Depositary. If the Depositary does not receive voting instructions from the holder of ADSs by the prescribed deadline, or the instructions are not in proper form, then the Depositary shall deem such holder of ADSs to have instructed the Depositary to vote the underlying shares represented by ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue) for which purposes the depositary shall issue a proxy to a person appointed by the Company to vote such underlying shares represented by ADSs in favor of any proposals or recommendations of the Company. Under the ADS deposit agreement, no instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADSs.

Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of shares against cash contributions.

Under the Company’s articles of association, the board of directors has been authorized for a five-year period (ending in June 2025) to waive, limit or suppress such preemptive subscription rights. Notwithstanding the waiver of any preemptive subscription rights, for as long as the shares of the Company are listed on a regulated market, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the preemptive subscription rights of existing shareholders, except (i) any issuance of shares for, within, in conjunction with or related to, an initial public offering of the shares of the Company on one or more regulated markets (in one or more instances); (ii) any issuance of shares against a contribution other than in cash; (iii) any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the preemptive subscription rights of the then-existing shareholders shall apply in connection with any issuance of convertible bonds or other instruments convertible into shares of the Company for cash; and (iv) any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries or its affiliates (collectively the "Beneficiaries"), including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit). For further details, see Item 10. “Additional Information—B. Memorandum and Articles of Association”.

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

The Company is a société anonyme organized under the laws of the Grand Duchy of Luxembourg, and most of its assets are located in other jurisdictions. Furthermore, most of the Company’s directors and officers reside in other jurisdictions. As a result, investors may not be able to effect service of process upon the Company or its directors or officers. Investors may also not be able to enforce against the Company or its directors or officers in the investors’ domestic courts, judgments predicated upon the civil liability provisions of the domestic laws of the investors’ home countries. Likewise, it may be difficult for investors not domiciled in Luxembourg to bring an original action in a Luxembourg court predicated upon the civil liability provisions of other securities laws, including U.S. federal securities laws, against the Company, its directors or its officers. There is also uncertainty with regard to the enforceability of original actions of civil liabilities predicated upon the civil liability provisions of securities laws, including U.S. federal securities laws, outside the jurisdiction where such judgments have been rendered; and enforceability will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

Item 4.    Information on the Company
Overview
Ternium is Latin America's leading flat steel producer. It operates in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America through regional manufacturing facilities, service centers and its own distribution network. Our customers range from small businesses to large global companies in the automotive, home appliances, heat, ventilation and air conditioning (HVAC), construction, capital goods, container, food and energy industries across the Americas. Ternium’s innovative culture, industrial expertise and long-term view enable it to continuously achieve new breakthroughs in industrial excellence, competitiveness and customer service. Ternium is the leading supplier of flat steel products in Mexico and Argentina, has a significant position as supplier of steel products in Colombia and in other Latin American countries, and is a competitive player in the international steel market. In addition, Ternium participates in the control group of Usiminas, a leading flat steel company in the Brazilian market.
We believe that an adequate environment and occupational health and safety (EHS) performance is key to our long-term sustainability. We have standardized EHS management systems and devote significant resources to EHS projects.

Our employees are well trained in EHS and our management is accountable for EHS performance. Ternium’s occupational health and safety system is certified under OHSAS 18001, and its environment and energy system is certified under ISO 14001 and ISO 50001. We regularly invest in state-of-the-art technologies to reduce our environmental footprint and minimize safety risks.
We rely on the talent and determination of our employees to successfully shape our company. We provide training to our employees and have developed performance assessment tools to ensure transparency and fairness. We also provide training to our customers and suppliers on diverse topics. Ternium is an equal opportunity employer and aims to foster a workplace environment that attracts and develops talents across all genders, nationalities, generations, cultures, religions and backgrounds, respecting and valuing individual differences. We believe that developing and maintaining strong ties with our communities is fundamental to our long-term sustainability. We work together with local institutions to enhance communities’ education and welfare. We built and operate a technical school in Mexico. We provide scholarships, internships, teachers’ training and infrastructure funding to local schools and health centers. We also organize and fund volunteering programs and health prevention campaigns, and we sponsor sports, social events and arts exhibitions.
Integrity is key to Ternium’s long term sustainability. The Company's board of directors has an audit committee composed of three independent directors. The Company's internal audit department, which meets organizational independence and objectivity standards, reports to the chairman of the board of directors and, with respect to internal control over financial reporting, to the audit committee. The Company has appointed a Business Conduct Compliance Officer, who reports to the chief executive officer and the audit committee. The compliance department oversees SOX certifications and related party transactions. The Company has adopted a Code of Conduct and has established several policies, codes and procedures to ensure transparency and an ethic behavior. Employees are regularly trained on the Company's policies and procedures. In addition, the Company has put in place a Compliance Line to report any violation to its code of conduct and principles.
Ternium aims to have an active role in the world’s efforts to tackle climate change. As a steel company, we are determined to finding ways to reduce the carbon footprint of our operations and of the steel value chain. We partner with different companies and associations to foster the development of low carbon dioxide emitting technologies, as a swift and successful energy transition will be key to achieve these goals. We set a target to reduce by 20% the carbon dioxide emission intensity of our steelmaking facilities by 2030, compared to a 2018 baseline. The main initiatives we plan to carry out to achieve this objective are to increase the participation of renewable sources in the energy mix and of scrap in the metallic mix, to expand our carbon dioxide capture capacity at the DRI facilities, to partially replace metallurgical coal with biomass, to further develop our energy efficiency program and to prioritize lower specific-emission steelmaking technologies when planning organic expansions. We intend to develop new measures to continue decarbonizing Ternium’s operations over the longer term. The main factors that will determine our success to carry out our climate change strategy are related to the further development of emerging steelmaking technologies, prospects for the availability of raw materials, renewable energy and required infrastructure, and the enactment of appropriate government regulations to promote fair trade, among others. As a company focused on supplying advanced steel products, Ternium is well positioned to contribute to the world’s energy transition process. We believe the company will have significant opportunities for the development of innovative products required for renewable energy applications, emerging electric vehicles technologies and green construction strategies, as countries seek to meet their commitments under the Paris Agreement.

A.    History and Development of the Company
The Company
The Company is a société anonyme organized under the laws of the Grand-Duchy of Luxembourg. It was established on December 22, 2003. The Company’s registered office is located at 26 Boulevard Royal – 4th floor, L-2449 Luxembourg. Our agent for U.S. federal securities law purposes is Ternium U.S.A. Incorporated, located at 2200 West Loop South, Suite 945, Houston, TX 77027, United States.

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
On April 29, 2007, the Company acquired Grupo Imsa through a cash tender offer and a cash redemption. Grupo Imsa was renamed Ternium Mexico and, effective March 31, 2008, Hylsamex merged with and into Ternium Mexico. In connection with this merger, Ternium Argentina acquired, and currently holds, a 28.73% participation in Ternium Mexico.
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
B.    Business Overview
Our Business Strategy
Ternium aims to enhance stakeholder value by further consolidating its position as a leading steel producer in Latin America and a strong player in the Americas, while increasing its differentiation and strengthening its competitiveness. We believe Ternium has built competitive advantages in its main steel markets. Our industrial presence and network of distribution centers and commercial offices increase our ability to offer differentiated logistics and stock management services. Our customers have access to an integrated connectivity platform covering the entire customer relationship process. Ternium also works together with small and medium-sized customers and suppliers in Argentina and Mexico, through the ProPymes program, to help them grow. The prosperity of SMEs and the development of a collaborative industrial network have strengthened our value chain. This effort has led to a virtuous cycle of improved competitiveness, increased exports and imports substituted by new locally manufactured products.
Ternium’s differentiation initiatives have also included investments in state-of-the-art technologies. As part of this strategy Ternium has built its Pesquería Industrial Center in Mexico, which currently comprises a hot-rolling mill, a cold-rolling mill, two galvanizing facilities and a painting line. In addition, Ternium has recently announced the construction at this center of a new cold rolling mill, a hot-dip galvanizing line, a pushpull pickling line and new finishing lines with total capital investment of approximately $1 billion and expected start-up of operations in the first half of 2024. In 2021, Ternium inaugurated a new research and development center in Pesquería. This will enable us to speed up the development of new high-end steel products to be processed in the new facilities in order to satisfy our industrial customers' requirements. Ternium provides technical assistance to its customers through its product research and development area, allowing to maximize the performance of its steel products and the efficiency of the manufacturing processes downstream in the steel industry value chain.
We believe that Ternium has additional growth opportunities in the USMCA trade region. In Mexico, increased steel consumption over the last decades gave way to an attractive steel market with a significant demand for advanced steel products, mainly driven by a dynamic manufacturing industry that destines a significant share of its production to the U.S. market. The Mexican industrial sector has access to the U.S. and Canadian markets through the USMCA, and to other major economic regions and trade blocks through other free trade agreements. Mexico has privileged conditions to host a competitive and innovative manufacturing sector and the country’s geographic location provides a competitive logistics base to reach every major market. Mexican steel producers deliver approximately half of the flat steel demand in the country. We believe that Ternium is very well positioned to compete with foreign producers and gradually substitute imports in the country. Ternium has built a solid differentiation strategy leaning on its unique industrial presence in Mexico, as well as on its market competitiveness. We believe that Ternium is also well positioned to compete in the U.S. steel market.
In South America, Ternium has a significant presence in the Argentine steel market, the third largest in Latin America. The country's manufacturing customers account for approximately half of local flat steel demand, providing ample opportunities for the offering of value added products and services. Ternium has a solid differentiation strategy in Argentina built on its industrial integration in the country, which allows it to offer customized products and value-added services. Ternium also has a significant local presence in Colombia, the fourth largest steel market in Latin America. Ternium is also a competitive player in other steel markets in the region.
We identify three main elements of our business strategy: a focus on sophisticated value-added products, the pursuit of strategic growth opportunities and a relentless quest for competitive industrial operations.
•Focus on sophisticated steel products. The incorporation of new technologies, the development of new advanced steel products and the integration of our industrial system are elements of a strategy aimed at increasing the participation of higher margin value-added products in the company’s sales mix. Ternium’s industrial center in Pesquería strengthened our positioning in the high-end market sector, giving way to a gradual replacement of imported goods in key industrial segments. The start-up of a new hot-rolling mill in this industrial center in July 2021 represented a technological leap forward in Mexico’s steel production capacity. With this, Ternium broadened its dimensional offerings with the most advanced steel grades, aiming at fulfilling all industry requirements to substitute high-value-added steel imports targeting the demanding and innovative automotive industry, as well as the home appliance, machinery, energy and construction sectors. The recently announced new investments in this industrial center will expand the facility’s advanced-high-strength and ultra-high-strength steels production capabilities, and help it better serve its customers in the automotive, renewable energy and home appliance industries, as well as in the construction and agricultural sectors. For further information on Ternium’s capital expenditures, see “—Capital Expenditure Program.”
•Pursuit of strategic growth opportunities. We have a history of strategically growing our businesses through acquisitions and organic growth. We intend to continue identifying and actively pursuing growth-enhancing strategic opportunities to consolidate Ternium’s presence in its main markets and expand it to the rest of the Americas, increase our industrial system integration, broaden our offerings of value-added products, and enhance our production and distribution capabilities. For example, in 2017, Ternium acquired the company that today is called Ternium Brazil, a steel slab producer with facilities located in the state of Rio de Janeiro, Brazil. The plant has an annual production capacity of 5.0 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant. With this acquisition, total crude steel production capacity of Ternium’s industrial system increased to 12.4 million tons, or approximately by 70%. The incorporation of the Rio de Janeiro facility triggered the expansion program in Pesquería, Mexico, that included the new hot-rolling mill to integrate the Brazilian slab facility to Ternium's industrial system. The combination of high-end steel slabs sourced form the Rio de Janeiro facility and a state-of-the-art hot-rolling mill in Pesquería, enables Ternium to increase its market share in Mexico with a combination of a higher production capacity, a broader dimensional offering, new advanced steel grades, enhanced customer service and reduced lead times in its value chain. The start-up of the new hot-rolling mill also opened-up new growth opportunities for downstream capacity at the Pesquería facility, like the announced construction of a new cold rolling mill, a hot-dip galvanizing line, a pushpull pickling line and new finishing lines. In Colombia, Ternium started up a new reinforcing bar facility in Palmar de Varela in 2020, adding 520,000 tons of annual production capacity of steel bars to Ternium’s industrial system. This investment allowed us to expand our market share in Colombia’s dynamic construction sector, by offering an alternative to imports in the country's northern region. In addition, it has increased our upstream integration in the country. For further information on Ternium’s capital expenditures, see “—Capital Expenditure Program.”
•Enhancement of Ternium’s competitive position. In addition to developing a full range of steel products and delivering differentiated services to Ternium’s customer base, we aim to enhance our competitive position by seeking excellence in operational performance, and by attracting and training talented employees. Our quest for operational excellence relies on the cross implementation of managerial, commercial and production best practices. Ternium has a centralized industrial engineering, automation, OH&S and environmental management area. Focused on capacity utilization, quality and maintenance, this area facilitates the improvement of production processes through best practices, a coordinated deployment of new technologies and access to strong internal technical support. Ternium’s broad range of value-added products, just-in-time delivery, inventory management and other services are offered to customers in major steel markets supported by our extended service centers, distribution channels, as well as sales and marketing networks. As part of its differentiation strategy, Ternium aims at further strengthening its presence at local steel markets. In this regard, in 2019 and 2020 Ternium put in place a total of seven new distribution centers in Mexico and Guatemala. We believe that the implementation of Ternium’s managerial, commercial and production best practices in acquired and new facilities and businesses should generate benefits and savings.
Our Sustainable Approach
We believe there are six value drivers that are key to achieve our goals in a sustainable way. These value drivers are:
- delivering on our business strategy;
- improving our safety performance;
- minimizing our environmental footprint;
- realizing our people’s full potential;
- helping communities thrive; and
- strengthening our value chain.

Improving our safety performance. We invest in occupational health and safety (OH&S) projects and manage OH&S matters based on the certainty that all injuries and work-related illnesses can and must be prevented. Risk assessment and management of our people’s OH&S are integrated into all our business processes and reflected in Ternium’s OH&S policy. Management is responsible and accountable for OH&S performance as part of a broad set of goals. Ternium is committed to taking every measure to protect the safety and health of its employees, contractors and the communities where it operates. We design strategies to align our culture to our safety vision with the goal of preventing accidents, safely managing our production processes and engaging our employees and our customers and suppliers' managers and employees, through effective communication, so that they embrace our vision and goals. Each of our performance improvement strategies on OH&S is led by a senior manager.

Minimizing our environmental footprint. The protection of the environment is a fundamental value for Ternium. Our Environmental and Energy Policy expresses our commitment to the preservation of the environment. Ternium’s steel and mining operations are subject to environmental laws and regulations. Ternium’s corporate environmental and energy policy requires that each of its business units comply with applicable environmental laws and regulations, and aims to achieve the highest standards of environmental performance as a basis to ensure a sustainable development. Our environmental performance is monitored through an environmental and energy management system encompassing every production unit.

Ternium's environmental and energy management system is one of the key elements for pursuing excellence in environmental performance. Ternium periodically audits and certifies its systems and procedures. This process helps us identify improvement opportunities, update our environmental management processes and ensure compliance with applicable laws and regulations. Ternium’s steel production facilities environmental and energy management system is certified under ISO 14001. In addition, Ternium’s most demanding operations in terms of energy use are in the process of certifying their energy management system under ISO 50001. The energy management system has already been certified at the Rio de Janeiro unit, at the steel shop and hot-rolling mill of the San Nicolás unit and at the Pesquería unit, and is undergoing the certification process at the steel shop of the Guerrero unit.

In February 2021, Ternium adopted a new decarbonization strategy with a medium-term target to reduce its carbon dioxide emissions intensity rate by 20% in 2030, compared to its 2018 base rate of 1.7 tons of carbon dioxide per ton of steel. The company’s strategy to achieve this target is based upon a multi-faceted approach, including the intensified use of renewable energy at its facilities, increasing the participation of scrap in the metallic mix, increasing carbon capture capacity at the DRI facilities in Mexico, partially replacing coking coal with charcoal at the operations in Brazil and Argentina, developing energy efficiency strategies and prioritizing lower specific-emission steelmaking technologies. Of note in this regard, Ternium has completed the first phase of the project to increase the carbon capture capacity at the DRI facilities in Mexico, and has recently launched the second phase of this project. Ternium has also launched a project at the slab facility in Rio de Janeiro to increase the scrapyard processing capacity.

In addition, in 2021 the company announced a $460 million environmental investment plan to be deployed mostly over the next seven years. Investment projects are mainly related to improvements in particulate emissions control, raw material management and water quality control at the primary areas of the company’s operations in Mexico, Brazil and Argentina.

For further information on the environment, see Item 4. “Information on the Company —B. Business Overview — Regulations - Environmental Regulation”. For a description of some of the risks associated with the environment, health and safety, see Item 3. “Key Information—D. Risk Factors.”

Realizing our people’s full potential. The sustainability of Ternium’s performance relies on the competences and skills of existing and new employees and on a successful succession and continuity process. Ternium has a Career Development program and a Succession program for key positions as part of its initiatives to ensure its medium and long-term success. To achieve operational excellence, our teams pursue continuous improvement and innovation, and training is key to achieve this goal. Ternium centralized all training activities in a corporate university: Ternium University. It has the mission of learning, sharing and growing to help employees increase their competences and skills for their current and future positions at the company.

Ternium has adopted policies on Human Rights and Diversity and Work Environment Free of Harassment. We are an equal opportunity employer and aim to foster a workplace environment that attracts and develops talents across all genders, nationalities, generations, cultures, religions and backgrounds, respecting and valuing individual differences. Ternium’s Code of Conduct prohibits unlawful discrimination in employment relations and ensures that every person has the right to apply for employment with Ternium or to be considered for a new position strictly based only on the skills required for such task.

Helping communities thrive. We believe that an industrial project like Ternium’s can only be sustainable if community and industry grow together. This is the principle guiding our community programs, which focus on four main fields:

-    Education. We are convinced that education is the key to prosperous community growth and thus we have developed and ran educational programs covering the entire school cycle, from elementary to post-graduate, helping children and youngsters to fulfill their potential and become active contributors to society. Our programs include the Roberto Rocca Technical Schools, the Technical Gene program, the AfterSchool Program and Roberto Rocca Scholarships.

-    Culture. As a multi-cultural and multi-lingual company, we enrich and broaden people’s cultural horizons in communities near our facilities, fostering diversity and inclusion by promoting cultural activities. Our programs include the Film Festival and the Photo Library.

-    Volunteer work. We encourage our employees to volunteer for community activities with a special focus on refurbishing schools, aimed at helping those in need and cultivating pride and integration in our communities. With this purpose, we developed the Volunteers in Action program.

-    Health. We seek to improve people’s quality of life and foster welfare. With this purpose, we fund infrastructure projects and improvements at hospitals and health care centers near our facilities.

Abiding by these general directives, our programs have been designed to be implemented at local level, taking into account the particular circumstances of each community where we operate.

Strengthening our value chain. Ternium offers support to small and medium size enterprises (SMEs) through a program that provides a variety of services, including training, industrial assistance, institutional assistance, commercial support and financial aid. With the participation of approximately 1,830 companies, our ProPymes program fosters the development of the industrial value chain in Mexico and Argentina. ProPymes has helped create an industrial network that encourages the professionalization and quest for excellence of SMEs, which, based on knowledge sharing, reciprocal learning and exchange of experiences, aims at the implementation along the value chain of the best practices utilized in the industry.

Integrity. We believe integrity is key to Ternium’s long-term sustainability. With ethical behavior and compliance with law as a core value, we continuously work on building a corporate culture of transparency. The Company has adopted a Code of Conduct incorporating guidelines and standards of integrity and transparency that apply to all directors, officers and employees. As far as the nature of each relation permits, the principles described in the Code of Conduct also apply to relations with our contractors, subcontractors, suppliers and associated persons.

The Code of Conduct also includes guidelines related to the promotion of a healthy and safe workplace environment, respect for human and labor rights, the protection of the environment, our commitment to fair, honest and transparent competition, and the protection of data privacy of our employees and third parties with whom we conduct business. The Company has also adopted a Code of Ethics for Senior Financial Officers to supplement its Code of Conduct, which applies specifically to the chief executive officer, the chief financial officer, the chief accounting officer or controller, or other persons performing similar functions. In addition, the Company has adopted a Transparency Policy governing relationships with third parties, a Policy on Business Conduct, a Code of Conduct for Suppliers, an Anti-fraud Policy, a Policy on Securities Trading, a Policy on Financial and Accounting Controls, and a Policy on Personal Data Protection. As a condition for employment, certain employees must acknowledge and commit to comply with Ternium’s Code of Conduct and Policy on Business Conduct.

Our Products
Ternium produces mainly finished and semi-finished steel products and iron ore, which are sold either directly to steel manufacturers and steel processors or to end-users after different value-adding processes. We also produce electricity and sell unused balances to the Mexican and Brazilian electric grids.
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
Ternium’s aggregate production capacity of crude steel as of December 31, 2021, calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process, was approximately 12.5 million tons. Ternium’s aggregate production capacity of finished steel products, calculated based on the same criteria as for crude steel production, was approximately 15.2 million tons. Ternium’s aggregate production capacity of iron ore pellets as of December 31, 2021, was 4.0 million tons. Such iron ore products are mainly sold intercompany for the production of steel products by our steel segment.

Steel production facilities, service centers and distribution centers
The assets described in this section are owned by Ternium’s operating subsidiaries. The following table provides an overview, by type of asset, of Ternium’s production capacity as of December 31, 2021:

Production asset	Quantity	Nominal capacity (thousand tons per year)[1]
		Mexico	Brazil	Argentina	Other	Total
Coke Plant	7		1,800	1,040		2,840
Sinter Plant	2		5,700	1,480		7,180
Direct Reduced Iron Plant	3	2,710				2,710
Blast Furnace	4		5,300	3,220		8,520
Electric Arc Furnace	5	4,190			235	4,425
Basic Oxygen Furnace	5		5,200	3,500		8,700
Vacuum Degassing	3	840	3,200	1,200		5,240
AHF Plant	1		3,000			3,000
Thin Slab Continuous Caster	1	2,460				2,460
Slab Continuous Caster	4		5,000	5,630		10,630
Billet Continuous Caster	3	1,640			230	1,870
Hot-rolling Mill (flat products)	4	9,910		2,890		12,800
Skin-Pass Mill	5	3,730		990		4,720
Hot-rolling Mill (long products)	5	1,190			740	1,930
Pickling Line	9	5,390		1,910		7,300
Cold-Rolling Mill (Tandem or Reversing)	9	3,790		1,840		5,630
Electrolytic Cleaning	5	1,940		230		2,170
Annealing Line	5	1,520		1,330		2,850
Temper Mill	7	2,040		2,020		4,060
Tension-Leveling / Inspection Line	10	1,480		1,150		2,630
Electro-Tinplating line	1			160		160
Hot Dip Galvanizing Line	13	2,390		640	370	3,400
Electro-Galvanizing Line	1			110		110
Color-Coating Line	9	810		120	210	1,140
Slitter	32	2,090		500	310	2,900
Cut to length	36	570		1,000	220	1,790
Roll forming Line	34	510		540	230	1,280
Panel Line	4	80				80
Profile Line	15	140		80	110	330
Tube Line	20	520		190	60	770
Wire drawing Lines	12				100	100
Wire Mesh Lines	2				40	40
Rebar Processing Lines[2]	48				190	190
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
Pesquería industrial center: located in Nuevo León, Mexico, the Pesquería industrial center produces hot-rolled, cold-rolled, galvanized and color coated coils for the automotive and home appliance industries, among other industrial sectors. The hot-rolling mill processes slabs sourced from Ternium Brazil as well as from third parties. The cold-rolling mill processes hot-rolled coils sourced from the hot-rolling mill and also from Ternium Mexico’s Churubusco and Guerrero units, as well as from third parties. Tenigal purchases hot-rolled coils mainly from NSC; hot-rolled coils are processed at the Pesquería cold-rolling mill and then used in the production of galvanized and pre-painted products.
The new hot-rolling mill in this unit was started-up by mid 2021. It has an annual production capacity of 4.4 million tons with an option to increase the line’s production capacity in the future by an additional 0.4 million tons. The new mill will help Ternium further increase its participation in the industrial market over time, and it opens-up new growth opportunities for downstream capacity in the region. In this regard, Ternium has recently announced the construction at its industrial center in Pesquería of a new cold rolling mill, a hot-dip galvanizing line, a push-pull pickling line and new finishing lines with total capital investment of approximately $1 billion and expected start-up of operations in the first half of 2024. For further information on Ternium’s capital expenditures, see “—B. Business Overview—Capital Expenditure Program.”
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
Shreveport unit: located in Louisiana, United States, the Shreveport unit produces galvanized and color coated sheets. It processes cold-rolled coils procured mainly from Ternium Mexico or the U.S. market. Ternium recently launched an expansion of its Shreveport facility, with a second coil coating paint line expected to start-up by mid-2024.
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
Atlántico unit: located in Atlántico, Colombia, the Atlántico unit is a downstream processing steel mill that produces steel bar and coil for the construction industry. This plant processes steel billets purchased in the international market.

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
Mining Production Facilities
Ternium has iron ore production facilities in Mexico. We have a 100% interest in Las Encinas, and a 50% interest in Consorcio Peña Colorada, and conduct our mining activities through these companies. In 2021, we recorded iron ore shipments of 3.8 million tons, of which 3.5 million tons were shipped to Ternium’s steelmaking facilities in Mexico, with the balance destined to third-parties. The following table provides an overview of Ternium’s active mining operations:

Company	Mine	Location	Type of Mine
Las Encinas	Aquila	Aquila, Michoacán	Open pit
Las Encinas	Palomas	Pihuamo and Tecalitlán, Jalisco	Open pit
Consorcio Peña Colorada	Peña Colorada	Minatitlán, Colima	Open pit
In addition, Las Encinas owns El Encino and Cerro Nahuatl mines, and has operated the El Chilillo mine, all of which are substantially exhausted.
The following table provides an overview, by type of facility, of Ternium’s production capacity as of December 31, 2021:

	Las Encinas		Consorcio Peña Colorada(1)
Production facility	Quantity	Capacity(2)	Quantity	Capacity(2)
Crushing Plant(3)	2	4,500	1	18,000
Grinding and concentration Plant(3)	1	3,500	1	16,300
Pelletizing Line	1	1,900	2	4,100
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
The following table provides a description of Ternium’s tailings dams as of December 31, 2021:

	Las Encinas			Consorcio Peña Colorada(1)
Dam / section	Cerro Náhuatl	Alzada / 1	Alzada / 2	Guásimas	Arrayanal / 1	Arrayanal / 2
Type of structure	Downstream	Combined(3)	Downstream	Combined(4)	Downstream(5)	Downstream
Status	Closing procedure	Stand by	Operative	Closing procedure	Operative	Operative
Deposits volume(2)	9	11	2	54	18	11
(1)    Figures correspond to total capacity. Ternium has a 50% interest in Consorcio Peña Colorada.
(2)    In million cubic meters.
(3)    Three out of six embankments were built upstream. During 2021, Ternium completed reinforcement works to assure that the dam meets all safety and stability requirements under the strictest international seismic standards.

(4)    Out of a total eight embankments, one was built with a combination of downstream and centerline methodologies, one was built as a downstream starter dam and six were built with an upstream methodology. Following those studies, new reinforcements were recommended in order to reduce risks of collapse under the strictest international seismic standards. Ternium has indicated Consorcio Peña Colorada that it supports Consorcio Peña Colorada's efforts to mitigate those risks. Consorcio Peña Colorada has obtained from the environmental authorities several of the permits required to carry out those reinforcements and expects to obtain the remaining permits in the short run. The completion of the project could demand approximately three years. For a description of risks, see Item 3. “Key Information-D.Risk Factors-Risks Relating to Ternium's Mining Activities-Unexpected natural and operational catastrophes may impact the environment or cause exposure to hazardous substances, adversely impact Ternium's operations and profitability, and result in material liabilities to Ternium.”

(5)    Includes upstream embankments in non-relevant zones.
Location Map of Las Encinas and Consorcio Peña Colorada’s Active Mines
Las Encinas
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

At the Pihuamo-Tecalitán Palomas Mine, Las Encinas holds mining rights for the extraction of iron ore over 376 hectares. The Palomas operations (an open pit mine) stand on an area owned by Las Encinas, which started operating this mine in 2017.

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

Reserve and resource estimates at Las Encinas mines are based on a long-term iron ore reference price of $75 per dry metric ton for 62% ferrous CFR China, adjusted for grade, logistics, and other adjustments.

Areas under exploration

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

Consorcio Peña Colorada has operated since 1974 and holds mining rights over 39,980 hectares. The Peña Colorada mine is a complex polyphase iron ore deposit. Several magmatic and hydrothermal events produced iron mineralization as skarns or skarnoids, and late dikes and faults that crosscut the mineralized bodies. The main mineralization events are a massive ore body and a disseminated ore body, within polymictic breccia zones. Reserve estimates at the Peña Colorada mine are based on a long-term iron ore reference price of $75 per dry metric ton for 62% ferrous CFR China, adjusted for grade, logistics, and other adjustments. Resource estimates are based on a three-year trailing average of $130 per dry metric ton for 62% ferrous CFR China, adjusted for grade, logistics, and other adjustments.

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

Consorcio Peña Colorada has an operational tailings dam in Arrayanal, Colima, and a tailings dam in the process of closure located in Guásimas, Colima, with limited use. A paste plant operates near the Arrayanal dam to help increase the solid content of tailings. The Peña Colorada mine and the pelletizing plant receive electrical power from CFE.
Ternium is required to buy from Consorcio Peña Colorada half of the mine’s annual production. For further information, see “—Raw Materials, Slabs, Energy and Other Inputs—Mexico—Iron Ore.” Iron ore concentrate and pellets sold to Ternium are shipped by rail from the mine to Ternium’s facilities in Mexico or exported to third parties through the Manzanillo port.

Iron ore mineral reserves and resources
In 2021, operating income and net sales of Ternium’s mining segment represented 3.6% and 3.3% of the Company’s consolidated operating income and consolidated net sales, respectively. As of December 31, 2021, the property, plant and equipment value of Ternium’s mining segment represented 6.0% of the Company’s consolidated property, plant and equipment value. None of our iron ore mines is considered to be material on an individual basis.

The estimates of mineral resources and mineral reserves at our mines and projects have been prepared by qualified persons. The 2021 mineral resource and mineral reserve estimates at the Aquila and Las Palomas mining properties have been prepared by a qualified person who is employed by Ternium. SLR Consulting (Canada) Ltd. was contracted to audit the 2021 Mineral Resource and Mineral Reserve estimates for the Peña Colorada mine.

Iron ore mineral reserves

The table below details Ternium’s estimated proven and probable iron ore reserves as of December 31, 2021. The classification of the iron ore reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit. Reserves are reported as Run of Mine (ROM). Tonnage is reported on a wet metric ton basis.

Iron ore reserves as of	December 31, 2021						December 31, 2020
	Proven		Probable		Total		Total
	Million tons	Metal %(1)	Million tons	Metal %(1)	Million tons	Metal %(1)	Million tons	Metal %(1)
Las Encinas	23	39	—	—	23	39	26	39
Peña Colorada(2)	52	22	73	21	125	22	127	22
(1)Metal refers to ferrous at Las Encinas’ mines and ferromanganese at the Peña Colorada mine.

(2)Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada. In 2020, figures were reported on a 100% basis.
The table below provides additional information on iron ore production and average estimated mine life.

Operations/Projects	% Ownership	In Operation Since	2021 Run of Mine Production (million tons)	2021 Saleable Production (million tons)(1)	Estimated Mine Life (Years)(2)
Las Encinas(3)	100	1970	4.5	1.9	6
Consorcio Peña Colorada(4)	50	1974	5.9	2.1	17
(1)Saleable production consists of a mix of direct shipped ore (DSO), concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%.
(2)Mine life is derived from the life of mine plans and corresponds to the duration of the mine production scheduled from ore reserve estimates only. The production varies for each operation during the mine life and, as a result, the mine life is not necessarily the total reserve tonnage divided by the 2021 production. Both the Aquila and Palomas mines may extend their life beyond the estimated mine life indicated above as a result of iron resources not yet included as proven or probable reserves.

(3)In 2021 includes exclusively the Aquila and Palomas mines. Run of mine production in 2020 was 3.3 million tons and in 2019 was 2.3 million tons.
(4)Run of mine production in 2020 was 5.8 million tons and in 2019 was 3.9 million tons. Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada. In 2020, figures were reported on a 100% basis.
Changes in iron ore reserve estimates (2021 versus 2020)
Las Encinas’s iron ore reserve estimates as of December 31, 2021 were 23 million tons on a run-of-mine basis (with an average iron grade of 39%), decreasing by 3 million tons compared to those recorded as of the end of 2020. The decrease in tonnage was mainly due to the depletion of reserves during 2021, partially offset by the incorporation of new reserves at the Aquila mine. Las Encinas is performing exploration activities at the Aquila mine in order to incorporate additional reserves, which are expected to extend its mine life.
Peña Colorada’s iron ore reserve estimates as of December 31, 2021 were 125 million tons on a run-of-mine basis (with an average iron grade of 22%), decreasing by 2 million tons compared to those recorded as of December 31, 2020. The decrease in tonnage was mainly due to the depletion of reserves during 2021, partially offset by the incorporation of new reserves at the Peña Colorada mine. Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada.
The reserve calculations were prepared in compliance with the requirements of SEC rules, under which:
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
The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash forward-looking basis. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Mineral reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see Item 3. “Key Information—D.Risk Factors—Risks Relating to Ternium's Mining Activities—Ternium's reserve estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine in the future or cause Ternium to revise its reserve estimates.”
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
Iron Ore Mineral Resources

The following table summarizes Ternium’s mineral resources in its active mines, as of the end of the fiscal year ended December 31, 2021. Resources are reported as Run of Mine (ROM). Tonnage is reported on a wet metric ton basis.
Mineral Resources are exclusive of Mineral Reserves.

Iron ore resources as of	December 31, 2021
	Measured		Indicated		Measured + indicated		Inferred
	Million tons	Metal %(1)	Million tons	Metal %(1)	Million tons	Metal %(1)	Million tons	Metal %(1)
Las Encinas	—	—	—	—	—	—	31	36
Peña Colorada(2)	20	25	23	23	42	24	—	—
(1)Metal refers to ferrous at Las Encinas’ mines and ferromanganese at the Peña Colorada mine.
(2)Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada.
In the past, Las Encinas has advanced the development of certain projects in other locations to incorporate additional iron ore resources, including iron ore resource development projects in Sierra del Alo and Colomera. Las Encinas plans to complete the technical documentation associated with potential iron resources in certain of those projects.

Property, Plant and Equipment
The table below details Ternium’s mining segment property, plants and equipment value as of December 31, 2021.

In millions of U.S. dollars	Property, Plant and Equipment
Las Encinas	159.3
Consorcio Peña Colorada	226.8

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
Sales
Net Sales
Ternium is organized into two reportable segments: Steel and Mining. The Steel segment includes the sales of steel products and other products like electricity and pig iron. The Mining segment includes the sales of iron ore products, which are primarily consumed internally. We report steel shipments under three geographical regions: Mexico, the Southern Region and Other Markets. For further information on our reportable operating segments and geographical information, see note 4 to the consolidated financial statements included in this annual report. Ternium primarily sells its steel products in Latin America and the United States, where it can leverage its strategically located manufacturing facilities to provide specialized products, delivery services to its customers and reduced freight costs. In 2019 the substantial majority of our iron ore production was consumed at Ternium’s steelmaking facilities in Mexico.
Ternium's total consolidated net sales of steel and mining products amounted to $16.1 billion in 2021, $8.7 billion in 2020 and $10.2 billion in 2019. For further information on our net sales of steel and mining products, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations.”
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
The following table shows Ternium’s net sales by reportable operating segment, Steel and Mining, for the years indicated:

In millions of U.S. dollars	For the year ended December 31,
	2021	2020	2019
Mexico	8,872.1	4,568.3	5,326.7
Southern Region	3,374.1	1,761.9	1,696.6
Other Markets	3,548.6	2,171.6	2,866.7
Total steel products net sales	15,794.8	8,501.8	9,890.1
Other products (1)	248.3	177.7	296.1
Total steel segment net sales	16,043.0	8,679.5	10,186.2

Total mining segment net sales	526.3	390.5	364.0

Intersegment eliminations	(478.6)	(334.6)	(357.4)

Total Net Sales	16,090.7	8,735.4	10,192.8
(1)The item “Other products” primarily includes Ternium Brasil’s and Ternium Mexico’s electricity sales.

The following table shows, where applicable, Ternium’s shipment volumes by reportable operating segment, Steel and Mining, for the years indicated:

In thousands of tons	For the year ended December 31,
	2021	2020	2019
Mexico	6,534	5,913	6,305
Southern Region	2,503	1,924	1,938
Other Markets	3,028	3,523	4,268
Total steel products sales volumes	12,065	11,360	12,511

Total mining segment sales volumes	3,809	3,797	3,576
Steel
Mexico
Sales to customers in Mexico accounted for 56% of Ternium’s net sales of steel products during 2021, 54% during 2020 and 54% during 2019. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31,2021 compared to Fiscal Year Ended December 31, 2020—Net Sales” and “—Fiscal Year Ended December 31, 2020, compared to Fiscal Year Ended December 31, 2019—Net Sales.”
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
Southern Region
Sales to customers in the Southern Region accounted for 21% of Ternium’s net sales of steel products during 2021, 21% during 2020 and 17% during 2019. The vast majority of sales in the Southern Region are made to customers in Argentina. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31,2021 compared to Fiscal Year Ended December 31, 2020—Net Sales” and “—Fiscal Year Ended December 31, 2020, compared to Fiscal Year Ended December 31, 2019—Net Sales.”
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
Other Markets
Sales to customers in other markets, which include mainly shipments to the United States, Brazil, Colombia and Central America, accounted for 23% of Ternium’s consolidated net sales of steel products during 2021, 25% during 2020 and 29% during 2019. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31,2021 compared to Fiscal Year Ended December 31, 2020—

Net Sales” and “—Fiscal Year Ended December 31, 2020, compared to Fiscal Year Ended December 31, 2019—Net Sales.”
Ternium ships slabs to third parties from its Brazilian subsidiary Ternium Brasil. In 2021, slab sales to third parties were destined mainly to customers in Brazil and the US.
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
Mining
Ternium’s shipments of iron ore mainly include those made by Las Encinas and 50% of those made by Consorcio Peña Colorada. Iron ore shipments are destined mainly for internal consumption within Ternium’s Steel segment and surpluses, if any, are destined for the export market. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31,2021 compared to Fiscal Year Ended December 31, 2020—Net Sales” and “—Fiscal Year Ended December 31, 2020, compared to Fiscal Year Ended December 31, 2019—Net Sales.”
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
Other Markets
Ternium ships steel slabs mainly to customers operating in Brazil, such as Usiminas. The Company also ships slabs to customers operating in other countries, including the US. Ternium’s finished steel customers in Other Markets are mainly in the construction and energy-related industries in Colombia, the United States and Central America. In Colombia and Central America, we offer customized services through our network of service and distribution centers.
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
Ternium’s shipments are also destined to steel markets outside the Americas. Sales to Europe, Asia and Africa are carried out mainly through Ternium’s commercial office in Spain. This office is focused on trading activities, including the development of commercial and marketing activities.
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
•March 2021: JSW Steel announced the acquisition of Bhushan Power and Steel Ltd under the provisions of India's insolvency bankruptcy code. In addition, JSW Steel announced the acquisition of Welspun's plates, coil mill business.
•January 2022: NSC announced it entered into a share purchase agreement to acquire 49.99% of G Steel and 40.45% of GJ Steel, and that it will launch a tender offer to acquire the remaining shares of both companies.

•February 2022: Nucor Corporation completed the acquisition of a 51% ownership position in California Steel Industries, or CSI. CSI has become a joint venture between Nucor and JFE.

Despite this trend, the global steel market remains highly fragmented. In 2020, the most recent year for which statistics are available, the five largest steel producers, China Baowu Group, ArcelorMittal, HBIS Group, Shagang Group and NSC, accounted for 17% of total worldwide steel production, compared to 15% for the five largest steel producers in 2000.
Historically, steel prices have exhibited significant volatility. Events that contribute to continuously volatile steel price cycles include spikes and depressions in raw material prices, new steelmaking capacity additions (at a pace higher than steel demand growth), the idling and restart of steelmaking capacity and adverse economic conditions. In the US, for instance, steel prices trended down during most of 2018 and 2019, after peaking during the first half of 2018, as a result of softer steel consumption, increased steel production and, in 2019, lower costs of steel scrap. Steel prices decreased further in 2020 during the early stages of the COVID-19 pandemic reflecting a depression in steel consumption. However, after an initial slump, steel prices increased steadily during the rest of 2020 and picked at historical record levels in September 2021, as the speed of the recovery in steel production and in the production of steelmaking raw materials fell short of steel demand. Since then, steel prices decreased rapidly under a normalizing steel supply-demand balance scenario until February 2022, when they raised significantly following the start of the Russia-Ukraine armed conflict.

Mexico
Ternium competes in the Mexican steel market with domestic, United States and other foreign steel producers. According to the Mexican chamber of the iron and steel industry (Cámara Nacional de la Industria del Hierro y el Acero, or "Canacero"), imports of finished flat steel products into Mexico accounted for approximately 9.9, 7.6 and 8.5 million tons in 2021, 2020 and 2019, respectively.
Our largest Mexican competitor in the flat products market is AHMSA, an integrated steel producer located in Monclova, Coahuila, which produces a wide variety of steel products. AHMSA's financial condition has deteriorated, negatively affecting its operations. In 2020, AHMSA disclosed to the market that GAN had been negotiating a strategic alliance with Grupo Villacero with a focus on AHMSA’s recapitalization. In December 2020, AHMSA announced that certain shareholders of its parent company, GAN, agreed to sell 55% of GAN’s shares to Alianza Minero Metalúrgica Internacional S.A. de C.V. (AMMI), a company presumably controlled by other companies and investors, some of which could be competitors of Ternium in the steel market. In August 2021, AHMSA informed that the agreement with AMMI was revoked due to non-compliance of some clauses. Recently, AHMSA reported that continues working on establishing a capitalization or association agreement with possible partners within the framework of its financial restructuring process. Other competitors in Mexico, some of which are also customers, with facilities in the country are ArcelorMittal, which is ramping-up a hot-rolling mill; Galvasid S.A. de C.V. (controlled by Grupo LM), a producer of galvanized and pre-painted coils; Zincacero S.A. de C.V. (controlled by Grupo Villacero), a producer of galvanized and pre-painted coils; Posco, a Korean steel company with a galvanizing facility; NUCOR-JFE, a joint venture between Nucor Corporation and JFE Steel Corporation that operates a galvanizing facility; Talleres y Aceros S.A. de C.V., or TYASA, which has a flat steel Castrip® mill, a reversing cold-rolling mill and a galvanizing facility; and Grupo Acerero S.A. de C.V., or GASA, which operates a plate mill.

Our largest foreign competitors in the flat products market are Cleveland Cliff Inc.; Nucor Corporation; US Steel; ArcelorMittal-NSC, a joint venture between ArcelorMittal and NSC that operates the Calvert plant in Alabama, US; Steel Dynamics Incorporated, which is ramping-up a new steel mill in southern United States; and Posco.
In the rebar market, Ternium’s largest competitor is ArcelorMittal. To a lesser extent, Ternium also faces competition from Deacero S.A. de C.V., or Deacero, Grupo Simec S.A.B. de C.V., or Simec, controlled by Grupo ICH, TYASA, GASA and Gerdau Corsa. In the low-carbon wire rod market, Ternium’s main competitors are Deacero, ArcelorMittal and, to a lesser extent, TYASA, GASA and Simec.
In the small diameter welded pipe market, Ternium’s main competitors, which are also customers, are Productos Laminados de Monterrey S.A. de C.V., or Prolamsa and Grupo LM. Orders in this market are usually small and cover a wide range of product specifications.
Southern Region
Ternium’s most significant market in the Southern Region is Argentina, which in 2021 accounted for approximately 95% of sales in the Southern Region. Ternium Argentina is the main producer of flat-rolled steel products in Argentina. Its main competition in the Argentine flat steel market are imports, particularly from Brazil. The main

Brazilian producers of flat steel value-added products are Usiminas, Companhia Siderúrgica Nacional and ArcelorMittal. Ternium maintains a leading position in the flat steel market of Paraguay and is present in the flat steel markets of Bolivia, Chile and Uruguay, where the location of Ternium’s facilities in neighboring Argentina provides a logistical advantage to supply these markets vis-à-vis its foreign competitors.
Other Markets
Within the Other Markets region, Ternium’s most significant markets for finished steel products are Colombia, the southern United States and Central America. In addition, Ternium sells steel slabs to steel companies mainly in Brazil, such as Usiminas, and the US.
Through its Colombian subsidiaries, Ternium is the main flat steel processor in the country and is also one of the main long steel producer. Its main competitors in the Colombian steel market are Acerías Paz del Río, Gerdau Diaco, Acerías de Colombia, Siderúrgica Nacional and Siderúrgica del Occidente, and it also faces competition from imports.
Ternium has a very small participation in the U.S. steel market in comparison with U.S. domestic steel manufacturers and importers. It successfully competes in the Gulf Coast and a large portion of the West Coast where its facilities have logistical advantages.
Ternium maintains a significant position in the coated flat steel market of Central America, supported by logistical advantages provided by nearby facilities located in Costa Rica, El Salvador, Guatemala, Nicaragua and Mexico. In addition, Ternium keeps a presence in other markets in the Americas.
Mining
The majority of iron ore supplies to the international seaborne market come from Australia and Brazil, from the major global miners Vale, Rio Tinto BHP Billiton, Fortescue Metals Group and Anglo American, as well as from iron ore junior companies in these countries. In Mexico, the main iron ore producers are AHMSA, ArcelorMittal and Ternium, which are, at the same time, major steel-making companies and iron ore consumers. Only a small portion of the iron ore obtained by these three companies is made available for sale in the Mexican or export market. There are also other small iron ore mining concessionaries that sell their production mostly to local steel-making operations.

Capital Expenditure Program
The main objectives of Ternium’s current capital expenditure program are to:
•increase steel processing capacity;
•increase product range;
•reduce production costs;
•replace equipment;
•improve product quality, equipment reliability and productivity;
•comply with applicable safety and environmental standards; and
•provide enhanced customer services.
Capital expenditures in Ternium’s facilities during 2021 amounted to $523.6 million. The current status of the most significant projects is described below.
Steel
Mexico. During 2021, Ternium’s capital expenditures in the steel segment in Mexico amounted to $290.4 million and were mostly related to the following projects:
•New hot-rolling mill. During 2021, Ternium started-up its new hot-rolling mill in its Pesquería unit. The new line, which is being ramped-up, has an annual production capacity of 4.4 million tons.

•Environmental and safety projects. During 2021, Ternium advanced various environmental and safety projects mainly in the Guerrero unit. Of note in this unit, Ternium made progress in the enhancement of its particulate matter emission monitoring and control systems, in the improvement of material handling and the replacement of a gas cooler and cleaning tank at the direct reduction facilities, and in the automation of sampling procedures at the steel shop.

•Decarbonization projects. During 2021, Ternium concluded the first phase of its carbon capture and usage projects in the Puebla and Guerrero units. With these projects, Ternium aims to reach an aggregate average yearly capture and usage capacity of 290,000 tons of carbon dioxide.

Southern Region. During 2021, Ternium’s capital expenditures in Argentina amounted to $62.3 million, mostly related to maintenance activities and progress on several projects aimed at further improving environmental and safety conditions. Of note in this regard, in the San Nicolas unit Ternium made progress in the construction of a new water treatment plant for the primary cleaning system of process gases at the steel shop, in the revamping of the electrostatic precipitator at the sinter plant and in the enhancement of particulate matter emission monitoring and control systems. In addition, Ternium made progress in the replacement of cleaning equipment for recovered gases at the coking batteries. In the Ensenada unit, Ternium completed the replacement of the main engine of the tandem line.

Other Markets. During 2021, Ternium’s capital expenditures in our facilities located in other countries amounted to $96.3 million and were mostly related to the following projects:
•Several projects in Ternium Brasil’s facilities. During 2021, Ternium made progress on several projects aimed at improving product quality and equipment reliability, reducing costs and improving environmental and safety conditions. These projects included, among others, the expansion of the pulverized coal injection capacity at the blast furnace, improvements in the coke gas boilers and a drainage water recycling plant.

•Several projects in Ternium USA’s facilities. During 2021, Ternium made progress on several projects. Of note were the expansion of the intermediate warehouse and the replacement of the galvalume inductor channel premelt pot by a new coreless pot.

Mining
During 2021, Ternium’s capital expenditures in its mining segment in Mexico were $74.7 million. Las Encinas’ capital expenditures amounted to $26.3 million in the year, mainly related to progress in a construction project’s second stage at a tailings dam, the reinforcement of tailings dam embankments, the revamping of a furnace at the Alzada unit and the replacement of mobile equipment at the Aquila iron ore mine.

Ternium’s share in Consorcio Peña Colorada’s capital expenditures amounted to $48.4 million, mainly related to preparation works at a new iron ore body in the Peña Colorada mine and maintenance activities.

2022 Capital Expenditures
Ternium’s capital expenditures in 2022 are expected to be approximately $600 million. The main capital expenditure projects during 2022 will relate to the following:

•completion of the expansion of pulverized coal injection capacity to the blast furnaces at the Rio de Janeiro unit in Brasil;
•several projects aimed at further improving environmental and safety conditions throughout our main facilities;
•progress in the construction at its industrial center in Pesquería of a new cold-rolling mill, a hot-dip galvanizing line, a pushpull pickling line and new finishing lines with total capital investment of approximately $1 billion and expected start-up of operations in the first half of 2024;
•progress in the construction in its Shreveport facility of a second coil coating paintline expected to start-up by mid-2024; and
•the expansion of service center capacity in several locations.

Raw Materials, Slabs, Energy and Other Inputs
The main inputs for Ternium’s facilities are the following: in Mexico, slabs, iron ore, steel scrap, electricity and natural gas; in Brazil and Argentina, iron ore and metallurgical coal; and in Colombia, steel products, steel scrap and electricity. Below is a more complete description of the supply conditions for raw materials, slabs, billets, energy and other inputs at Ternium’s facilities in these countries. For a description of some of the risks associated with Ternium’s access to raw materials, energy and other inputs, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Steel Industry—The recent Russia-Ukraine armed conflict and the consequent wave of international sanctions against Russia are expected to reduce the supply of steelmaking raw materials and steel products in the international markets, including slabs and pulverized coal for injection, and certain metals and ferroalloys and Price fluctuations or shortages in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability.”

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
Slabs. Ternium’s Mexican subsidiaries have some non-integrated steel processing facilities that consume large quantities of slabs purchased from third-party suppliers or from other Ternium subsidiaries. Currently, slabs are purchased both in Mexico (primarily from ArcelorMittal) and in the international markets, including from Ternium Brasil and, from time to time, Ternium Argentina. Slab consumption could vary significantly from year to year in accordance with market conditions. Our Mexican subsidiaries purchased, either from third parties or from other Ternium facilities, 4.4 million, 3.0 million and 3.1 million tons of slabs in 2021, 2020 and 2019, respectively. Slab purchase prices are market-based. The armed conflict in Ukraine and the consequent wave of international sanctions against Russia could result in increased restrictions in the availability of steel slabs for Ternium Mexico's operations.
Iron ore. As described under “—Production Facilities and Processes—Mining Production Facilities” above, Ternium’s subsidiaries own interests in two mining companies in Mexico: 100% of the equity of Las Encinas and a 50% equity stake in Consorcio Peña Colorada. Under our arrangement with Consorcio Peña Colorada, we are committed to off-take 50% of the annual production of the Peña Colorada mine. In 2021, 3.5 million tons of iron ore were shipped from these two companies to Ternium’s Mexican steel production facilities, representing 100% of their iron ore requirements. In addition, Ternium shipped to third-parties 262,000 tons of iron ore. On average, we consume approximately 1.0 ton of iron ore to produce one ton of crude steel at our mini-mill facilities in Mexico.
Steel scrap. We source steel scrap from the Mexican market, through Ternium’s own steel scrap collecting and processing operations, and from the US market. Steel scrap is purchased at market prices. On average, we consume approximately 0.4 tons of scrap to produce one ton of crude steel at our mini-mill facilities in Mexico.
Electricity. Electric arc furnaces consume large quantities of electricity. In Mexico, Ternium purchases electricity from Techgen S.A. de C.V., or Techgen, and CFE.
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
Ternium used to purchase electricity from Iberdrola under supply contracts, with electricity purchases under these contracts being made at market prices less certain agreed discounts. Ternium's agreements with Iberdrola expired on January 31, 2022. For further information on Ternium’s former commitments with Iberdrola, see note 24(ii) (e) to the consolidated financial statements included in this annual report. On average, we consume approximately 0.6 megawatts-hour, or MWH of electricity to produce one ton of crude steel at our mini-mill facilities in Mexico.
In March 2021, the Mexican Congress approved a significant reform to the energy market in Mexico. Among other changes, the new Energy Industry Law (“LIE”) grants priority to Mexico’s state-owned electric power generation and distribution company (“CFE”) over private generation competitors in the supply of electric power to the Mexican market and mandates a revision of power generation and transaction agreements between CFE and independent electric power suppliers. In addition, the LIE eliminates mandatory power supply auctions for energy supplies requiring the use of CFE’s distribution network, relaxes the requirements for the granting of clean energy certificates in favor of CFE, and imposes serious restrictions on the renewable energy generation system through self-supply, widely used by private companies. The new LIE was challenged in court and its application has been suspended as a consequence of the multiple constitutional review actions and injunctive measures filed by affected players. In September 2021, President Andrés Manuel López Obrador submitted to Congress a constitutional reform proposal of the electricity sector, which seeks to reverse the legal framework derived from the 2013 constitutional energy reform that opened the sector to private investment. The congressional debate on the reform started in January 2022 and two-thirds of the votes are required for approval. It is not certain that the constitutional reform and related amendments to the energy market regulation will be approved. Approval of proposed changes could negatively affect the operations of Techgen, the power plant in which Ternium holds a 48% equity interest and which supplies electricity for most of our Mexican operations. At this stage, we cannot fully assess the effects of the energy market reform on Ternium’s operations and the Mexican economy in general and, consequently, on the results of operations and financial conditions of our businesses in Mexico.

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
In addition, Ternium has a one-year renewable natural gas supply agreement with NEG Natural S.A. de C.V., or NEG, a subsidiary of Mexican conglomerate ALFA. Natural gas prices in Mexico are mainly based on the Houston Ship Channel reference price plus transportation, distribution and service costs depending on the location of the delivery points in Mexico. On average, we consume approximately 8.3 million btu of natural gas to produce one ton of crude steel at our mini-mill facilities in Mexico.

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
Iron ore. Iron ore is purchased under long-term agreements from suppliers in Brazil. Prices under these contracts are determined in accordance with market conditions. Our main suppliers of iron ore, in the form of lumps, pellets and sinter feed fines, are Vale and Vetria Mineração S.A. Our geographic location in Brazil provides favorable access to high quality iron ore pellets, lumps and fines produced in Brazil’s iron ore mines in the Southeast Region mainly, and our geographic location in Argentina provides favorable access to high quality iron ore lump and fines produced in Brazil’s iron ore mines in the Pantanal Region (Mato Grosso do Sul state). In addition, Ternium Argentina’s steelmaking facility receives iron ore pellets and fines from ports located on Brazil’s ocean coast. We consume approximately 1.5 tons of iron ore to produce one ton of crude steel in Brazil and approximately 1.4 tons of iron ore to produce one ton of crude steel in Argentina.
Metallurgical coal and related materials. Ternium Brasil and Ternium Argentina obtain their coke through the distillation in their coke ovens of metallurgical coal and petroleum coke. The facilities require different types of coal to produce coke. In addition, Ternium Brasil purchases other coal qualities to inject in the blast furnace. Coal is purchased under short-term contracts and on the spot market from several major international suppliers based mainly in Australia, the United States and Russia. The recent Russia-Ukraine armed conflict and the consequent wave of international sanctions against Russia could result in increased restrictions in the availability of pulverized coal for injection for Ternium Brasil's operations. Prices under contracts are determined in accordance with market conditions. Ternium purchases petroleum coke produced by oil companies in Argentina and Brazil. The volume purchased from each supplier mainly depends on the technical quality requirements of the blast furnace operations. We consume approximately 0.8 tons of metallurgical coal, pulverized coal and imported coke to produce one ton of crude steel in Brazil and 0.5 tons of metallurgical coal and petroleum coke to produce one ton of crude steel in Argentina.
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
Additional fuel requirements for steam production are covered with natural gas purchased from different market vendors and/or, in the case of Ternium Argentina, fuel oil bought at market prices. Ternium Argentina covers electricity shortfalls or sells surpluses, as the case may be, at spot prices with CAMMESA, the Argentine wholesale electricity market manager. Argentine laws establish that large energy consumers must increase the share of renewable energy consumption from 16% by 2022 to 20% by 2025. CAMMESA is responsible for meeting these renewable energy consumption targets for those large consumers that do not procure renewable energy from other sources. We purchase approximately 0.1 MWH of electricity to produce one ton of crude steel in Argentina.
Natural gas. Ternium Brasil and Ternium Argentina also consume substantial volumes of natural gas, particularly to operate their steel plants and power generation facilities. Ternium Brasil purchases natural gas at market prices from Companhia Distribuidora de Gás do Rio de Janeiro, or CEG. Ternium Brasil has a natural gas transportation and distribution agreement with CEG that is automatically renewed every year. We consume approximately 0.5 million btu of purchased natural gas to produce one ton of crude steel in Brazil.
Ternium Argentina purchases natural gas at market prices mainly from Tecpetrol S.A., a company in which San Faustin holds a controlling interest, Pluspetrol S.A., and natural gas traders, including MetroEnergía S.A., Natural Energy S.A., Energy Traders S.A., Gas Patagonia S.A. and Gas Meridional S.R.L. Over the course of the past several years, natural gas demand in Argentina increased significantly, outpacing supply and thus the provision of natural gas to industrial users (including Ternium Argentina) suffered restrictions during seasons of high demand. In recent years, natural gas restrictions have been relatively low. However, the Russia-Ukraine armed conflict and the consequent increase in global energy prices could result in increased restrictions in the 2022 southern hemisphere winter season, as a result of Argentina's budget constraints to acquire liquefied natural gas to cover for local shortfalls.
For its San Nicolás facility, Ternium Argentina has a long-term natural gas transportation agreement with Transportadora de Gas del Norte S.A., or TGN, and a renewable one-year natural gas distribution agreement with Litoral Gas S.A., or Litoral Gas. TGN and Litoral Gas are companies in which San Faustin holds significant but non-controlling interests. For its other facilities Ternium Argentina’s natural gas transportation and distribution needs are covered by the corresponding regional distributors Camuzzi Gas Pampeana S.A., Metrogas S.A. and Naturgy BAN S.A. We consume approximately 5.3 million btu of purchased natural gas to produce one ton of crude steel in Argentina.
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
Colombia
In Colombia, Ternium’s manufacturing of finished steel products relies on three sources: (a) the production of steel in its steelmaking facilities, which are based on the electric arc furnace technology; (b) the purchase of steel billets to be processed in its steel bar and coil mill; and (c) the purchase of steel products, both from our overseas subsidiaries and from third parties. The electric arc furnace technology melts steel scrap to produce steel billets, which are then rolled into various long products. Ternium’s production process requires extensive use of electricity. Steel products are the largest component of production costs; scrap and electricity costs are also significant.
Semi-finished and finished steel products. Ternium’s operations in Colombia include non-integrated facilities that process steel supplied by Ternium’s overseas subsidiaries and semi-finished and finished steel purchased from third-party suppliers procured in the domestic and international markets. We purchased from third parties approximately 485,000 tons of semi-finished and finished steel products in 2021, 283,000 tons in 2020 and 299,000 tons in 2019.
Steel scrap. Scrap is the main raw material for producing steel in our steelmaking facilities in Colombia. Ternium sources 100% of its steel scrap needs from the local scrap market. We consume approximately 1.1 tons of scrap to produce one ton of crude steel in Colombia.

Electricity. Manizales is our main electricity consuming unit in Colombia, mainly due to its electric arc furnace-based steel production operations. Manizales purchases electricity from Isagen S.A. E.S.P., a Colombian power company, under a supply contract expiring in December 2028. The electricity price is based on a fixed rate adjusted by the wholesale price index. We consume approximately 0.4 MWH of electricity to produce one ton of crude steel in Colombia.
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

In 2021, Ternium continued improving its Product Safety Management program in accordance with IATF 16949:2016, encompassing steel products incorporated at safety components of vehicles. This program aims at contributing to the automotive industry's goal of preventing massive product recall events.
Research and Development; Product Development
Ternium is developing a new product roadmap to increase its offering of resistant and lightweight steel products for diverse uses, and a new portfolio of coated products under a low carbon and green economy. Of note in this regard, the design parameters of the new state-of the-art hot-rolling mill in Pesquería, Mexico, meet the requirements for the development and production of innovative hot-rolled steel products as well as of substrates for high-end automotive galvanized exposed and structural products.

The company's research programs are developed in its own facilities and are complemented with its participation in a broad-based international network of industry consortia, universities and research laboratories.Ternium is a member of WorldAutoSteel, an organization comprising some of the world's major steel producers. Sponsored by worldsteel, the group develops solutions and provide design tools to the automotive industry,promoting the merit of advanced steels vis-à-vis alternative materials. Under this framework, Ternium participates in the Steel E-Motive project, which is developing the concept design of an autonomous and electric vehicle meant for the expected mobility requirements by the year 2030.

We have identified synergies in collaborating with Ternium’s customers in the early stages of their projects, as it enables to build close supplier-customer relationships, anticipate market requirements (such as USMCA compliance requirements) and plan new production processes. In this regard, in the year 2021 Ternium's subsidiary in Argentina was recognized for the development of high-strength advanced steel for use in the chassis of pick-ups. Likewise, the company is working on new metallurgical concepts for the next generation of automotive steel.

Ternium promotes the participation of students and university researchers in the early stages of its projects. This approach, which includes some of the most prestigious institutions of the public and private sectors, enable us to widen the research network and capabilities of the company, promoting the development of fundamental knowledge and know-how at the universities and optimizing Ternium's in-house research resources. The goal is to design and develop solutions to obtain a better and more sustainable steel. These activities gradually restarted during the year 2021, after being affected by restrictions related to the COVID-19 outbreak in 2020.

In 2021, Ternium inaugurated a new research and development center in Pesquería, Mexico. This new facility incorporated new equipment and capabilities to test steel products performance for automotive, home appliance and other industrial customers. The new research and development center will enable Ternium to speed up the development of new high-end steel products to be processed at recently inaugurated facilities in its industrial center in Pesquería.

In addition, the company incorporated to its research infrastructure a new pilot facility for the coal coking process. With this new plant, the company was able to develop new coal blends based on scale tests, which resulted in an increased flexibility in the purchasing of diverse coal qualities in a context of high volatility in the price and availability of raw materials in the international markets. Likewise, the company advanced studies, on a pilot plant scale, related to the use of biomass in the blast furnace. These studies are aimed at reducing carbon dioxide emissions, one of the initiatives under Ternium's climate change strategy.

Regulations
Environmental, Social and Governance Regulations
We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to environmental, social and governance matters, including laws and regulations relating to climate-change mitigation, use of resources, hazardous materials and radioactive materials, and air emissions, water discharges and waste management; legislation on human rights and modern slavery; human capital, including equal opportunity, gender and disabilities equality, working conditions, work-life balance, and labor market access; and applicable rules on internal control and risk management, anti-corruption, business partner relationship management and other governance issues.
ESG regulation has been evolving over the past years and is expected to continue to evolve in the future, particularly with respect to environmental matters. The ultimate impact of complying with ESG regulations, in particular with applicable environmental regulation, is not always clearly known or determinable because certain laws and regulations have been evolving in the past years or are under constant review by competent authorities.
In response to an increasing investor focus and reliance on climate and ESG-related disclosure and investment, the U.S. Securities and Exchange Commission (“SEC”) announced in March 2021 the creation of a Climate and ESG Task Force to identify ESG-related misconduct and potential violations. In addition, the SEC included, as one of its 2021 examination priorities, a greater focus on climate and ESG-related risks. In March 2022, the SEC proposed rule changes that would require registrants to include certain climate-related disclosure in their periodic reports, including information about climate-related risks that are reasonably likely to have a material impact on their business, results of operations, or financial condition, and certain climate-related financial statement metrics in a note to their audited financial statements.
Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. Environmental requirements vary from one jurisdiction to another adding complexity to the operations of global companies, such as Ternium. Ternium’s corporate environmental and energy policy commits each of its business units to comply with applicable environmental laws and regulations, and aims to achieve the highest standards of environmental performance as a basis to enhance sustainable development. Compliance with environmental laws and regulations, and monitoring regulatory changes, is addressed primarily at a regional level.

The expenditures necessary to remain in compliance with environmental laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.
For more information on the impact of climate change legislations and increasing regulatory requirements, see Item 3.D. “Key Information – Risk Factors - Certain Regulatory Risks and Litigation Risks – The cost of complying with environmental regulations and potential environmental ad product liabilities may increase Ternium's operating costs and negatively impact Ternium's business, financial condition, results of operation and prospects;” and Item 3.D. “Key Information – Risk Factors - Certain Regulatory Risks and Litigation Risks – Climate change legislation and increasing climate regulatory requirements aimed at transitioning to a lower-carbon economy could result in unexpected capital expenditures and costs, negatively affect our competitiveness, reducing our market share and results of operations, and hampering our ability to access adequate financial resources.”
Below is a summary of relevant environmental legislation applicable to Ternium.

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
Argentine legislation provides for mandatory minimum shares of renewable energy in total electricity consumption. For further information see “—Raw Materials, Slabs, Energy and Other Inputs—Brazil and Argentina—Electricity”.
In addition, Argentine law provides for a carbon dioxide emission tax. Natural gas is excluded from such tax, and metallurgical coal and petrochemical coke are exempted as long as they are used as part of an industrial process, other than for energy generation. For additional information regarding how carbon taxes affect our operations in Argentina, see Item 3. “Key Information—D. Risk Factors—Certain Regulatory Risks And Litigation Risks—Climate change legislation and increasing climate regulatory requirements aimed at transitioning to a lower-carbon economy could result in unexpected capital expenditures and costs, negatively affect the Company's competitiveness, reducing its market share and results of operations, and hampering its ability to access adequate financial resources.”

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
Trade regulations
Intense global competition in the steel industry lead many countries, from time to time, to increase duties or impose restrictions on steel product imports to protect their domestic industries from trades that are not made under market conditions or that are otherwise unfair. Such measures protect domestic industries from increased imports sold at dumped or subsidized prices. Mexico, Colombia and the United States, among other countries, have several trade remedy measures in place. In addition to antidumping and countervailing measures, in 2018 the United States imposed, under Section 232 of the Trade Expansion Act of 1962, a 25% tariff on steel imports; however, Australia, Canada and Mexico are exempted from the tariff (though subject to a continuous monitoring system of their trade flows). Although Argentina, Brazil and South Korea were also exempted from the measure, they were subject to quota system agreements covering steel imports from those countries. In the case of the European Union, the U.S. has recently shifted the 25% tariff to a Tariff Rate Quota (TRQ) system for steel products melted and poured in this region, and Japan and the United Kingdom will enter into a similar system in April and June 2022, respectively.

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

Mexico
Imports of steel products to Mexico:
The Mexican government has imposed certain antidumping measures on imports of steel products that are similar to the ones produced by Ternium Mexico. The following is a description of measures currently in effect and ongoing investigations:
•Slabs: On September 21, 2020, the Mexican government initiated an antidumping investigation on imports of steel slabs from Brazil and Russia. On November 4, 2021, the Mexican authorities finalized the investigation, finding that Ternium Brazil did not dump slabs into Mexico, and that the antidumping petition lacked sufficient industry support, therefore the investigation was concluded without imposing any antidumping duties.

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

•Plate in coils: Since June 1996, an antidumping duty of 29.3% has been in place on imports from Russia. The measure has been extended four times, in June 2003, June 2007, November 2012 and May 2017. On July 5, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed plate in coil imports from Russia. On February 19, 2014, Mexico’s Secretariat of Economy published the final determination on the investigation by which boron-alloyed plate in coil imports are now subject to a 29.3% antidumping duty. On May 27, 2021, the Mexican government initiated a sunset review of the measure, which is currently ongoing.

•Cold-rolled products: In June 1999, Mexico imposed antidumping duties on cold-rolled steel sheets from the Russian Federation and Kazakhstan of 15% and 22% respectively. The measure has been extended four times, in December 2005, December 2010, July 2015, and August 2020. In addition, on October 1, 2012, the Mexican government initiated an antidumping investigation on cold-rolled steel imports from South Korea. On December 26, 2013, Mexico’s Secretariat of Economy published a suspension agreement under which Korean exporters, Posco and Hyundai Hysco Company Limited, or Hyundai, voluntarily undertook to limit their cold-rolled products exports to the Mexican market. On May 25, 2016, the Mexican authorities initiated a change of circumstances review of this suspension agreement, and on June 13, 2017, the Secretariat of Economy issued a final determination increasing Posco’s and Hyundai’s quotas for 2017 and 2018. On August 23, 2018, the Mexican government initiated a sunset review of the agreement and issued a final affirmative determination on November 1, 2019. On May 14, 2019, Mexico initiated a second change of circumstances review of the suspension agreement for Posco and on November 5, 2020, a final determination was issued increasing Posco's quota for the years 2019 to 2023. Furthermore, on June 19, 2015, Mexico imposed antidumping duties on cold-rolled steel products from China between 65.99% and 103.41%, with rates depending on the Chinese exporting company. This measure is undergoing a sunset review. On December 2015, Mexico initiated a circumvention inquiry against cold rolled steel products with boron added from China. On July 11, 2016, the Mexican government issued a final determination confirming China’s circumvention practice and thus, extending the antidumping duties. On August 16, 2021, under the latest sunset review, this measure was extended until June 2025.

•Coated flat products: On December 17, 2015, the Mexican government initiated an antidumping investigation on coated flat products from China and Taiwan. On July 29, 2016, Mexico issued a preliminary determination imposing provisional antidumping duties on Chinese exports of between $192 and $438 per ton, and of $563 per ton on Taiwanese products. On June 5, 2017, Mexico issued a final determination imposing antidumping duties on Chinese exports of between 22.22% and 76.33%, and of between 22.26% and 52.57% on Taiwanese products. On November 21, 2017, Mexico amended its final determination imposing antidumping duties applicable to products sold by Chinese companies, one of which was imposed duties for $187 per ton, while others face duties ranging between 22.26% and 76.33% of the products’ price. On August 30, 2021, Mexico initiated an antidumping investigation on coated flat products imports from Vietnam.

•Reinforcing bars: Since 1995, imports of reinforcing bars from Brazil are subject to an antidumping duty of 57.69%. Subsequent sunset reviews determined the continuation of the antidumping duty for additional five-year periods. On December 23, 2021, under the latest sunset review, this measure was extended until August 2025.

•Wire rod: Since September 2000, imports of wire rod from Ukraine are subject to an antidumping duty. The initial antidumping margin was 30.52%. In June 2006, the first sunset review resolution determined the continuation of the antidumping duty for five more years. On September 7, 2010, a second sunset review was initiated, and on March 7, 2012, the Mexican government increased the antidumping duty to 41% until September 2015. The Mexican government initiated the third sunset review on September 4, 2015, and extended the measures for an additional five-year period on September 2, 2016. On Dec. 10, 2021, under the latest sunset review, this measure was extended until September 2025. In addition, on September 2, 2015, the Mexican government initiated an antidumping investigation on wire rod from China. On July 28, 2016 the Mexican government imposed a specific antidumping duty of US$0.49 per kilogram for five years. The Mexican government initiated a sunset review of the measure on July 22, 2021.

•Welded Tubes: On December 7, 2016, the Mexican government initiated an antidumping investigation on welded tubes of circular, square or rectangular cross section from China. On March 8, 2018, Mexico imposed final antidumping duties on Chinese exports of between $356 and $618 per ton.
On October 7, 2015, the Mexican Government issued a decree imposing a temporary 15% import tariff on steel products other than semi-finished products, including plate, hot-rolled, cold-rolled, coated, tubular, structural and wire rod, applicable to imports from countries with whom Mexico had no trade agreement in place. According to the latest tariff schedule published by the Mexican Government on November 22, 2021, the import tariff of most products will be reduced to 10% from June 30, 2022 (and further reduced to 5% from September 22, 2023, and lifted on October 1, 2024) with the exception of certain products that have different tariff reduction schedules (such as two-size zinc plated steel sheets and some seamless pipe products, towers and lattice masts).
Exports of steel products from Mexico:
U.S. authorities have imposed a number of measures on steel import products from Mexico, thereby restricting Ternium’s exports to the U.S. The following is a description of measures currently in effect and ongoing investigations:
•Carbon and alloy steel wire rod: Ternium Mexico's wire rod exports are subject to an antidumping duty of 9.54% pursuant to the latest administrative review on the antidumping duty order on carbon and certain alloy steel wire rod. On August 27, 2020, as a result of the most recent sunset review, such duty was extended for five more years.
•Pipe and tube: During 2007, U.S. authorities initiated an antidumping investigation of light-walled rectangular pipe and tube, or LWRPT, from, among other countries, Mexico. On June 13, 2008, the authorities made a final determination of sales at less than fair value in the investigation of LWRPT from Mexico and, consequently, imposed antidumping duties. On February 18, 2011, the authorities published the final results of the first administrative review by which Mexican LWRPT exports were subject to an antidumping duty of 6.13% until May 23, 2014, when U.S. authorities made a final affirmative sunset review of 2.40% for Maquilacero and 3.76% for certain other companies subject to the review, including Ternium Mexico. On March 12, 2018, U.S. authorities published the final results of the 2015-2016 administrative review, which did not impose any antidumping duties on Prolamsa and Aceros Cuatro Caminos S.A. de C.V., but imposed an antidumping duty of 3.76% on other exporters. On April 22, 2019, the U.S. authorities imposed a duty range of between 8.32% and 17.65% for certain Mexican producers or exporters as a result of the 2016-2017 administrative review. As a result of the 2017-2018 review, Ternium Mexico’s current margin is 3.17%. On August 4, 2020, as a result of the most recent sunset review, such duty was extended for five more years. On August 10, 2015, U.S. authorities initiated an antidumping investigation on imports of heavy-walled rectangular pipe and tube, or HWRPT, from Korea, Turkey and Mexico. On September 13, 2016 the authorities issued an antidumping duty order on imports of HWRPT, imposing an antidumping duty range of between 2.34% and 3.82% for Korea, 17.83% and 35.66% for Turkey, and in the case of Mexico 3.83% for Maquilacero, 5.21% for Productos y Laminados de Monterrey and 4.91% for Ternium Mexico and others. On July 10, 2019, the U.S. authorities issued the final results of the 2016-2017 administrative review imposing duties of 1.43%, 8.09% and 6.13% on Maquilacero, Prolamsa and other exporters including Ternium, respectively. On July 13, 2020, U.S. authorities issued the final results of the 2017-2018 administrative review imposing duties of 4.89%, 7.47% and 4.91% on Maquilacero, Prolamsa and other exporters, respectively; Ternium Mexico’s current margin per the 2018-2019 administrative review is 0%.

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
The Mexican-European Free Trade Agreement, or MEFTA, became effective on July 1, 2000. MEFTA provided for the phase-out and eventual elimination of Mexican and European duties on all industrial goods, including finished steel products. The European Union eliminated all import duties on Mexican industrial goods, including finished steel products, as of January 1, 2003, while Mexico eliminated all import duties on European industrial goods, including finished steel products, as of January 1, 2007. During April 2018, the European Union and Mexico concluded negotiations to bring the MEFTA up to date. The amended agreement, which has not yet come into force, does not provide for changes in steel trade conditions. Following BREXIT, Mexico and the UK reached a Trade Continuation Agreement, published in June 1, 2021, effective retroactively from January 1, 2021.

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

Mexico and Argentina signed an Economic Complementation Agreement, known as ACE 6 for its initials in Spanish, in November 2003, whereby reciprocal tariff preferences are currently granted. In 2006, Mexico and Argentina modified the ACE 6 Agreement, reducing to zero import duties on imports of certain steel products from the other country. Zero import duties included exports from Mexico to Argentina and vice versa for up to 90,000 tons per year of slabs, 60,000 tons per year of cold rolled coils and 30,000 tons per year of corrosion resistant coils, including hot dip galvanized and pre-painted sheets.
The Comprehensive and Progressive Agreement for Trans-Pacific Partnership, or CPTPP, was signed by Mexico together with Australia, Brunei, Canada, Chile, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam, becoming effective in December 2018.
Mexico has entered into trade agreements with Colombia, Japan, Chile, Bolivia, Nicaragua, Costa Rica, Uruguay and the European Free Trade Association, an intergovernmental organization set up by Liechtenstein, Norway, Iceland and Switzerland among others.
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
In November 2003, Argentina and Mexico signed the ACE 6. For further information, see “—Regulations—Trade Regulations—Mexico.”
Colombia
Imports of steel products to Colombia:
The Colombian government has imposed certain antidumping and safeguard measures on imports of steel products. The following antidumping measures are currently in effect:
•Low-carbon wire rods: On October 8, 2013, the Colombian government imposed provisional safeguard duties of 21.29% on imports of low-carbon wire rods from countries belonging to the World Trade Organization (WTO), with the exception of Cuba, Ecuador, the United States and Venezuela. On April 30, 2014, Colombia imposed final safeguard duties of 21.29% on imports of low-carbon wire rod from WTO members with the exception of Argentina, Chile, Ecuador, Costa Rica, the United States and Canada, to remain in force for a period of one year that ended on March 31, 2015. On October 2015, the Colombian government imposed provisional antidumping duties on imports of low-carbon wire rod from China, consisting on a duty calculated based on a price of $541.06 per ton less the actual FOB import price for such product, in force until the end of March 2016. On May 11, 2016, Colombia imposed final antidumping duties of $419 per ton less the actual FOB import price, for a five-year period. In June 2021, under a sunset review, the duty was terminated.
•Steel “L” and “U” profiles: On August 24, 2018, the Colombian government imposed provisional antidumping duties on imports of steel “L” and “U” profiles from China, consisting on a duty calculated based on a price of $473.28 per ton less the actual FOB import price for such product, for a two-year period. This measure is undergoing a sunset review. In May 2021, under a sunset review, the duty was terminated.
•Galvanized flat steel products: On March 5, 2014, Colombia imposed final antidumping measures on imports of galvanized flat steel products from China, to remain in force for a period of three years, consisting of a duty calculated based on a price of $824.57 per ton less the actual FOB import price for such product. On December 19,

2017, Colombia renewed the antidumping measure for a period of three years, changing the duty to 47.62%. this measure is undergoing a sunset review. In July 2021, under a sunset review, the duty was terminated.
•Steel profiles for drywall: On September 1, 2020, the Colombian government initiated a dumping investigation on imports of steel profiles for drywall from China. On December 2, 2020, the preliminary determination was issued without imposition of provisional duties. On October 29, 2021, the Colombian government imposed final antidumping duties of 37.88%, for a three-year period, starting November 3, 2021.
On March 13, 2019, the Colombian government imposed a temporary 8.5% import tariff on steel reinforced bars for a period of two years, which expired in March 2021.
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
Colombia’s free trade agreement with the United States became effective in October 2011. Under this agreement, steel import tariffs from Colombia to the United States will remain at 0% and steel import tariffs from the United States to Colombia will decrease from a range of between 5% and 10% in 2011 to 0% in one, five or 10 years according to the product category. In particular, wire rods import tariffs became 0% beginning in 2012 and rebar import tariffs decreased gradually, reaching 0% in 2021. On March 8, 2018, the U.S. president imposed a 25% tariff on steel imports, in force since March 23, 2018. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations—United States.”
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
United States
U.S. authorities have imposed a number of measures on steel import products. Below is a description of measures currently in effect and ongoing investigations:
Imports of steel products to the United States:
•Hot-rolled products: On July 1999, the U.S. authorities imposed antidumping duties on hot-rolled products from Russia, currently of up to 184.56%. During October 2016, the measure was extended for five more years. The measure is currently under a sunset review. During November 2001, the U.S. government imposed antidumping and countervailing duties on certain hot-rolled carbon steel flat products from China, India, Taiwan, Thailand, Russia, Indonesia and Ukraine. Current antidumping duties range between 12.34% and 90.83% for China, 36.53% and 44.40% for India, 47.86% for Indonesia, 20.28% and 29.14% for Taiwan, 4.41% and 20.30% for Thailand and

90.33% for Ukraine, with rates depending on the exporting company. Current countervailing duties range between 336.62% and 360.23% for India and are set at 10.21% for Indonesia and 2.38% for Thailand. These measures were last confirmed in August 27, 2019. In addition, on September 24, 2015, the U.S. government initiated antidumping and countervailing investigations on hot-rolled products from Australia, Brazil, Japan, Korea, the Netherlands, Turkey and the United Kingdom. On October 3, 2016, the government issued antidumping and countervailing duty orders for a five-year period. Antidumping duties were imposed at the following rates: 29.58% for Australia; between 33.14% and 34.28% for Brazil; between 4.99% and 7.51% for Japan; between 4.61% and 9.49% for Korea; 3.73% for the Netherlands; between 4.15% and 6.77% for Turkey; and 33.06% for the United Kingdom. Countervailing duties were imposed on imports as follows: between 29.07% and 30.51% for Brazil; and between 0% and 9.49% for Korea. The measures are currently under sunset reviews.

•Cold-rolled products: On July 14, 2016, the U.S. government imposed antidumping duties on cold-rolled steel products, of 265.79% for China and 71.35% for Japan, and countervailing duties of 256.44% for China. On September 20, 2016, the U.S. government imposed countervailing duties on cold-rolled steel products of between 11.09% and 11.31% from Brazil, 10% from India and between 3.89% and 59.72% from Korea. In addition, on September 20, 2016, the U.S. government imposed antidumping duties on cold-rolled products of between 19.58% and 35.43% from Brazil, 6.78% from India, 7.60% from Korea, and between 5.40% and 25.17% from the United Kingdom. Following affirmative circumvention determinations on imports from Vietnam, the U.S. government imposed the same measures imposed on Chinese imports, and in December 2019 the same measures imposed on Korean imports. The measures are currently under sunset review.

•Corrosion-resistant flat products: On July 25, 2016, the U.S. government imposed countervailing duties on corrosion-resistant flat products of 39.05% to 241.07% on imports from China, of 8% to 29.49% on imports from India, of a de minimis to 38.51% on imports from Italy, and of a de minimis to 1.19% on imports from Korea. In addition, on July 25, 2016, the U.S. government imposed antidumping duties on corrosion-resistant flat products of 209.97% from China, between 3.05% and 4.43% from India, 12.63% and 92.12% from Italy, 8.75% and 47.80% from Korea, and 10.34% from Taiwan. These measures were subject to many circumvention inquiries. Currently, imports of corrosion-resistant flat products from Costa Rica, Malaysia, Vietnam and the United Arab Emirates from Chinese hot-rolled coils and/or cold-rolled coils are subject to antidumping and countervailing duties; and imports of corrosion-resistant flat products from Vietnam with Korean and Taiwanese hot-rolled coils and/or cold-rolled coils are subject to antidumping and countervailing duties. The measures are currently under sunset review.

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
In April 2017, the U.S. government initiated an investigation under Section 232 of the U.S. Trade Expansion Act. The investigation analyzed the effects of imports of steel products on national security. Based on the result of such investigation and on the resulting Commerce Secretary recommendations, on March 8, 2018, the U.S. president imposed a 25% tariff on steel imports, which entered into force on March 23, 2018. However, the U.S. administration temporarily exempted imports from Argentina, Australia, Brazil, Canada, the European Union, Mexico and South Korea. Currently, Australia, Canada and Mexico are exempt from the tariff (though subject to a continuous monitoring system of their trade flows). Although Argentina, Brazil and South Korea were also exempted from the measure, they were subject to quota system agreements covering steel imports from those countries. In the case of the European Union, the U.S. has recently shifted the 25% tariff to a Tariff Rate Quota (TRQ) system for steel products melted and poured in this region, and Japan and the United Kingdom will enter into a similar system in April and June 2022, respectively. Under the exclusion procedure, implemented by the United States authorities, Ternium has filed multiple exclusions requests; while earlier requests were denied, the U.S. Department of Commerce granted exclusions for 250,000 tons of cold-rolled material from several sources and 13,000 tons of galvanized coils from Guatemala.
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
Disclosure Pursuant to Section 13(r) of the Exchange Act
The Iran Threat Reduction and Syria Human Rights Act of 2012, created a new subsection (r) in Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires a reporting issuer to provide disclosure if the issuer or any of its affiliates knowingly engaged in certain enumerated activities relating to Iran, including activities involving the Government of Iran. Ternium did not engage in any Iran related activity during the year ended December 31, 2021. However, the Company is providing the following disclosure pursuant to Section 13(r) with respect to Iran related activity by its affiliates.

Tenaris
Tenaris is also controlled by San Faustin and, accordingly, it is deemed an “affiliate” of the Company, as such term is defined in Exchange Act Rule 12b-2. In response to our inquiry, Tenaris provided the disclosure included below.
In July 2015, the Islamic Republic of Iran entered into the Joint Comprehensive Plan of Action (“JCPOA”) with China, France, Germany, Russia, the United Kingdom and the United States, which resulted in the partial lifting in January 2016 of certain sanctions and restrictions against Iran, including most U.S. secondary sanctions against such country. On May 8, 2018, the United States announced that it would cease participation in the JCPOA and would begin re-imposing nuclear-related sanctions against Iran after a wind-down period. Following the U.S. withdrawal from the JCPOA, the European Union updated Council Regulation (EC) No. 2271/96 of 22 November 1996 (the “EU Blocking Statute”), to expand its scope to cover the re-imposed U.S. nuclear-related sanctions. The EU Blocking Statute aims to counteract the effects of the U.S. secondary sanctions.
Tenaris ceased all deliveries of products and services to Iran by the end of October 2018, that is, during the wind-down period and before the full reinstatement of U.S. secondary sanctions on November 5, 2018. Tenaris has not, directly or indirectly, delivered any goods or services to Iran or Iranian companies during 2021 and does not intend to explore any commercial opportunities in Iran, nor does it intend to participate in tender offers by, or issue offers to provide products or services to, Iranian companies or their subsidiaries.
As of December 31, 2021, Tenaris’s subsidiary, TGS maintains an open balance for an advance made by Toos Payvand Co. for approximately EUR 0.04 million (approximately $0.04 million) for goods that remained undelivered following the reinstatement of U.S. secondary sanctions.
All revenue and profit derived from Tenaris’s sales to Iran was recorded in the fiscal year in which such sales were performed and, therefore, no revenue and profit has been reported in connection with commercial activities related to Iran for the year ended December 31, 2021.
Tenaris has procedures in place designed to ensure that its activities comply with all applicable U.S. and other international export control and economic sanctions laws and regulations.
Other Affiliates
Except for Tenaris, no other affiliates of the Company reported any Iran related activity for the year ended December 31, 2021.

C.    Organizational Structure
Below is a simplified diagram of Ternium’s corporate structure as of February 25, 2022.

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
Subsidiaries
Ternium operates entirely through subsidiaries. For a complete list of its subsidiaries and a description of its investments in other companies, see note 2 to the consolidated financial statements included in this annual report.
Ternium Mexico. Ternium Mexico is a leading flat and long steel manufacturer in Mexico, with total annual finished steel production capacity of approximately 11.0 million tons. Ternium Mexico’s subsidiaries operate all of Ternium’s mining and steel production facilities in Mexico, except for Tenigal’s facilities. Ternium Mexico and its subsidiaries produce steel products mainly for the construction and industrial sectors.
Ternium Argentina. Ternium Argentina is the main integrated manufacturer of flat steel products in Argentina with total annual finished steel production capacity of approximately 3.0 million tons. The shareholders of Ternium Argentina as of February 25, 2022, are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Ternium Argentina’s Shareholders	Number	Percent
Ternium	2,822,525,949	62.49%
ANSeS	1,175,806,541	26.03%
Public	518,761,533	11.48%
Total shares issued and outstanding	4,517,094,023	100.00%
On December 21, 2021, the Company offered to acquire from Ternium Argentina the participation in Ternium Mexico that the Company does not own directly. On February 25, 2022, Ternium Argentina’s board of directors requested the Company to consider improving the terms and conditions of Ternium’s offer. On March 18, 2022, the Company’s board of directors resolved to decline Ternium Argentina’s request.

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
Other Investments
Usiminas. Usiminas is one of the main producers of flat steel products in Brazil, including iron ore mining, steel production and steel processing and customization. In 2021, Usiminas shipped 4.8 million tons of steel products and 9.0 million tons of iron ore, and had net sales of BRL33.7 billion. Usiminas is a publicly-traded company listed on the São Paulo stock exchange, BM&FBOVESPA S.A - Bolsa de Valores, Mercadorias e Futuros.
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

On October 30, 2014, Ternium acquired 51.4 million additional ordinary shares of Usiminas. As part of a multi-round capital increase process, on June 3, 2016, Ternium (through Ternium Investments, Ternium Argentina and Prosid) was issued, in the aggregate, 8.5 million preferred shares and TenarisConfab was issued 1.3 million preferred shares; and on July 19, 2016, Ternium (through Ternium Investments, Ternium Argentina and Prosid) was issued, in the aggregate, 76.4 million ordinary shares and TenarisConfab was issued 11.5 million ordinary shares. Following the issuance of these ordinary shares, Ternium (through Ternium Investments, Ternium Argentina and Prosid) owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of Usiminas’ capital, and 34.4% of Usiminas’ ordinary shares, and TenarisConfab owns a total of 36.5 million ordinary shares and 1.3 million preferred shares, representing 3.1% of Usiminas’ capital, and 5.2% of Usiminas’ ordinary shares.

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

As of December 31, 2021, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL14.51 (approximately $2.60) per ordinary share and BRL15.16 (approximately $2.72) per preferred share, respectively. Accordingly, as of December 31, 2021, Ternium’s ownership stake had a market value of approximately $653.9 million and a carrying value of $681.7 million.

Techgen. Techgen is a Mexican joint venture company owned by 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Techgen operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity of approximately 900 megawatts. As a result, Ternium is securing the supply of electricity to its existing and future facilities in Mexico, and sells unused energy to the Mexican market. For further information on the Company’s commitments under the Techgen project, see note 24(ii)(d), (h), (l) and (m) to the consolidated financial statements included in this annual report.
D.    Property, Plants and Equipment
For further information, see “—B. Business Overview—Production Facilities and Processes” and “—B. Business Overview—Capital Expenditure Program.”

Item 4A. Unresolved Staff Comments
None.
Item 5.    Operating and Financial Review and Prospects
The following discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our consolidated financial statements and the related notes included in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis.
Certain information contained in this discussion and analysis and presented elsewhere in this annual report, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. For further information, see “Cautionary Statement Concerning Forward-Looking Statements.” In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in Item 3.D. “Key Information – Risk Factors” in this annual report and others that could cause results to differ materially from those expressed in such forward-looking statements.
Overview
For a description of Ternium’s profile, business strategy and sustainability approach, see Item 4. “Information on the Company—Overview”, “Information on the Company—B. Business Overview—Our Business Strategy” and “Information on the Company—B. Business Overview—Our Sustainable Approach.”
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
Ternium’s primary source of revenue is the sale of steel products. Management expects sales of steel products to continue to be Ternium’s primary source of revenue. The global market for such steel products is highly competitive, with the primary competitive factors being price, cost, product quality and customer service. The majority of Ternium’s sales are concentrated in the Americas. Specifically, Ternium’s largest markets for finished steel products are Mexico, Argentina, Colombia and the United States, and Ternium’s largest market for slabs is Brazil .
Ternium’s results are sensitive to economic activity and steel consumption. Ternium’s results of operations, which primarily depend on economic conditions in Mexico and Argentina, are also influenced by economic conditions in international and regional markets such as the United States, Mercosur and the Andean Community. Historically, annual steel consumption in the countries where Ternium operates has varied at a rate that is linked to the annual change in each country’s gross domestic product and per capita disposable income. For example, in December 2019, a novel strain of coronavirus (“COVID-19”) surfaced in China and subsequently spread to the rest of the world in early 2020. The rapid expansion of the virus, the surfacing of new strains of the SARS-CoV-2 virus in several countries, and the containment measures adopted by governmental authorities triggered a severe fall in global economic activity and steel demand. This economic downturn had a pronounced negative effect on Ternium’s business and results of operations in the second quarter of 2020. Subsequently, global economic activity and steel demand recovered. A protracted global recession or a depression would have a material adverse effect on the steel industry and Ternium.

Ternium’s results are also sensitive to prices in the international steel markets. Steel prices are volatile and are sensitive to supply conditions and to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s finished steel products. For example, U.S. steel prices trended down during most of 2019 as a result of softer steel consumption, increased steel production and lower costs of steel scrap. Steel prices decreased further in 2020 during the early stages of the COVID-19 pandemic reflecting a depression in steel consumption. However, after an initial slump, steel prices increased steadily during the rest of 2020 and picked at historical record levels in September 2021, as the speed of the recovery in steel production and in the production of steelmaking raw materials fell short of steel demand. Since then, steel prices decreased rapidly under a normalizing steel supply-demand balance scenario until February 2022, when they raised significantly following the start of the Russia-Ukraine armed conflict. As a result of the historically high steel prices in 2021, Ternium’s operating income increased 388% year-over-year compared to 2020, after increasing 25% year-over-year in 2020 and decreasing 59% year-over-year in 2019. Persistently low steel prices would have a material adverse effect on Ternium’s results, as could price volatility.

Trends in the steel industry may also have an impact on Ternium’s results. In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide and regional production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially on downturn cycles, from substantial over-capacity. In the last decade, over-capacity was particularly severe in China. More recently, there are several new steel making and steel processing facilities under construction or ramping-up in North America, which could contribute to an excess of steel production capacity in the coming years in the region. For further information on Ternium’s competition in the Mexican market see Item 4. “Information on the Company—B. Business Overview—Competition—Steel—Mexico”. Furthermore, there has been a trend toward steel industry consolidation among Ternium’s competitors, and current competitors in the steel market could become larger in the future. Intense competition could impact Ternium’s share in certain markets and adversely affect its sales and revenue.

Ternium’s production levels and costs are sensitive to the price and availability of raw materials, semi-finished steel and energy, which reflect supply and demand factors in the global steel industry. Ternium purchases substantial quantities of raw materials (including iron ore, coal, ferroalloys and scrap) and slabs for use in the production of its steel products. The availability and price of these and other inputs vary, sometimes significantly, according to general market and economic conditions. In addition to raw materials and slabs, natural gas is an important component of Ternium’s cost structure. Ternium generally purchases these inputs at market or market-based prices; accordingly, price fluctuations in these inputs, which may also vary according to general market and economic conditions, impact Ternium’s production costs. For example, strong demand coupled with certain supply restrictions, due to the wet season in Australia among other factors, contributed to a new surge in iron ore and metallurgical coal prices in the international markets. More recently, the Russia-Ukraine armed conflict and the consequent wave of international sanctions against Russia are expected to reduce the supply of steelmaking raw materials and steel products in the international markets and, as a result, the availability and pricing of these inputs in the international markets are expected to be volatile and could result in limitations to Ternium’s production levels and/or higher costs.

Ternium’s export revenues could be affected by trade restrictions and its domestic revenues could be affected by unfair competition from imports. During the last decade, steel exports surged as a consequence of a global downturn and an economic slowdown in China, and the number of antidumping, countervailing, safeguard measures and other trade restrictive actions increased substantially, including steel exports to Mexico, Ternium's main steel market, and to the United States. Ternium’s ability to profitably access the export markets may be adversely affected by trade restrictions, including antidumping duties and countervailing measures, in certain markets. In addition, Ternium’s ability to sell some steel products in its principal markets could be affected by unfair competition from imports of those steel products from certain countries, if measures against unfair trade were not in force. For example, in 2018 the United States imposed, under Section 232 of the Trade Expansion Act of 1962, a 25% tariff on steel imports; however, Australia, Canada and Mexico are exempted from the tariff (though subject to a continuous monitoring system of their trade flows); Argentina, Brazil and Korea were excluded at the time with a regime of import quotas. Starting in 2022, the U.S. shifted, in the case of the European Union, the 25% tariff to a Tariff Rate Quota (TRQ) system for steel products melted and poured in this region, and Japan and the United Kingdom will enter into a similar system in April and June 2022, respectively. These trade measures could stimulate aggressive export offers elsewhere, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those in which Ternium operates. For further information, see Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations.”

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
Changes in prevailing exchange rates have had an impact on Ternium’s comprehensive results in the past and could impact comprehensive results from investments with a functional currency other than the U.S. dollar in the future. In accordance with IFRS, Ternium records currency translation adjustments in its consolidated statements of comprehensive income. These adjustments do not affect results but, instead, have an impact on net worth. Fluctuations in the Brazilian real (as our participation in Usiminas is denominated in Brazilian reais) against the U.S. dollar have had, and may also have in the future, an impact on Ternium’s comprehensive results. Ternium’s currency translation adjustments results included the effect of the devaluation of the Brazilian real on the value of Ternium’s investment in Usiminas as measured in U.S. dollars, amounting to a loss of $40.3 million in 2021, $108.8 million in 2020 and 19.7 million in 2019.
Critical accounting estimates.
This discussion of our operating and financial review and prospects is based on the consolidated financial statements included in this annual report, which have been prepared in accordance with IFRS. The use of IFRS has an impact on our critical accounting policies and estimates.
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

An overview of Ternium’s critical accounting policies under which significant judgments, estimates and assumptions are made may be found in note 3(bb) to the consolidated financial statements included in this annual report.

A.    Results of Operations
The following discussion and analysis of our financial condition and results of operations are based on the consolidated financial statements included in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. For further information, see “Presentation of Certain Financial and Other Information—Accounting Principles” and notes 2 and 3 to the consolidated financial statements included in this annual report. The following discussion should be read in conjunction with the consolidated financial statements and the related notes included in this annual report.

Selected consolidated income statement data	For the year ended December 31,
In thousands U.S. dollars (except number of shares and per share data)
	2021	2020	2019(1)	2018(1)	2017(1)

Net sales	16,090,744	8,735,435	10,192,818	11,454,807	9,700,296
Cost of sales	(9,895,070)	(7,099,923)	(8,452,440)	(8,483,328)	(7,403,025)

Gross profit	6,195,674	1,635,512	1,740,378	2,971,479	2,297,271
Selling, general and administrative expenses	(950,124)	(762,882)	(897,475)	(876,764)	(824,247)
Other operating income (expenses), net(2)	25,586	206,843	21,663	13,656	(16,240)

Operating income	5,271,136	1,079,473	864,566	2,108,371	1,456,784

Finance expense	(26,997)	(46,644)	(88,284)	(131,172)	(114,583)
Finance income	62,912	49,421	29,071	21,236	19,408
Other financial income (expenses), net	56,547	19,554	(39,756)	(69,640)	(69,915)
Equity in earnings of non-consolidated companies	400,732	57,555	60,967	102,772	68,115

Profit before income tax expense	5,764,330	1,159,359	826,564	2,031,567	1,359,809
Income tax expense	(1,397,139)	(291,488)	(196,519)	(369,435)	(336,882)

Profit for the year	4,367,191	867,871	630,045	1,662,132	1,022,927

Attributable to:
Owners of the parent	3,825,068	778,468	564,269	1,506,647	886,219
Non-controlling interest	542,123	89,403	65,776	155,485	136,708

Profit for the year	4,367,191	867,871	630,045	1,662,132	1,022,927

Depreciation and amortization	591,790	631,051	661,112	589,299	474,299
Weighted average number of shares outstanding(3)	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic earnings per share ($)(4)(5)	1.95	0.40	0.29	0.77	0.45
Basic earnings per ADS ($)(4)(5)	19.49	3.97	2.87	7.67	4.51
Dividends per share ($)	0.26(6)	0.21	—	0.12	0.11
Dividends per ADS ($)	2.60(6)	2.10	—	1.20	1.10

(1)The functional currency of Ternium's subsidiary Ternium Argentina has changed from the Argentine Peso to the US dollar. This change is prospective from January 1, 2020, and does not affect the balances at December 31, 2019, 2018 and 2017, nor results or cash flows for the years then ended.
(2)Other operating income, net, in 2020 included a $186.0 million non-cash gain related to the derecognition of a contingency on ICMS tax benefits at Ternium Brasil (imposto sobre circulação de mercadorias e prestação de serviços). For more information see note 24(i)(f) "ICMS deferral tax benefit – Action of Unconstitutionality" to the consolidated financial statements included in this annual report.
(3)Of the 2,004,743,442 shares issued as of December 31, 2021, the Company held 41,666,666 that were repurchased from Usiminas on February 15, 2011. Such shares were not considered outstanding for purposes of the calculation of the weighted average number of shares.
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
(6)In November 2021, the company paid an interim dividend for fiscal year 2021 of $0.08 per share ($0.80 per ADS). On February 15, 2022, the Company’s board of directors proposed that an annual dividend of $0.26 per share ($2.60 per ADS), be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 3, 2022. The annual dividend would include the interim dividend of $0.08 per share ($0.80 per ADS), paid in November 2021. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $0.18 per share ($1.80 per ADS), will be paid on May 11, 2022, with record-date on May 6, 2022.

Selected consolidated balance sheet data	At December 31,
In thousands of U.S. dollars (except number of shares and per share data)
	2021	2020	2019(1)	2018(1)	2017(1)

Non-current assets	8,491,363	8,289,460	8,757,320	8,121,824	7,727,283
Property, plant and equipment, net	6,431,578	6,504,681	6,539,581	5,817,609	5,349,753
Other non-current assets (2)(3)	2,059,785	1,784,779	2,217,739	2,304,215	2,377,530
Current assets	8,606,544	4,566,775	4,178,213	4,426,038	4,395,283
Cash and cash equivalents	1,276,605	537,882	519,965	250,541	337,779
Other current assets	7,328,018	4,023,927	3,656,150	4,173,348	4,054,741
Non-current assets classified as held for sale	1,921	4,966	2,098	2,149	2,763

Total assets	17,097,907	12,856,235	12,935,533	12,547,862	12,122,566

Capital and reserves attributable to the owners of the parent	10,535,019	7,286,115	6,611,665	6,393,255	5,010,424
Non-controlling interest	1,700,019	1,157,038	1,103,208	1,091,321	842,347

Non-current liabilities	1,649,105	2,559,485	3,452,535	3,236,756	3,442,521
Borrowings	656,465	1,327,289	1,628,892	1,637,101	1,716,337
Deferred tax liabilities	186,216	346,485	403,278	474,431	513,357
Other non-current liabilities(3)	806,424	885,711	1,420,365	1,125,224	1,212,827
Current liabilities	3,213,764	1,853,597	1,768,125	1,826,530	2,827,274
Borrowings	822,573	395,604	559,782	399,856	1,505,570
Other current liabilities	2,391,191	1,457,993	1,208,343	1,426,674	1,321,704

Total liabilities	4,862,869	4,413,082	5,220,660	5,063,286	6,269,795

Total equity and liabilities	17,097,907	12,856,235	12,935,533	12,547,862	12,122,566

Number of shares	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776
(1)The functional currency of Ternium's subsidiary Ternium Argentina has changed from the Argentine Peso to the US dollar. This change is prospective from January 1, 2020, and does not affect the balances at December 31, 2019, 2018 and 2017, nor results or cash flows for the years then ended.
(2)Includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of $662.3 million as of December 31 of each year.
(3)In 2020, the Company recognized a $186.0 million non-cash gain related to the derecognition of a contingency on ICMS tax benefits at Ternium Brasil (imposto sobre circulação de mercadorias e prestação de serviços), including a $380.1 million reduction in other non-current liabilities and a $194.1 million reduction in other non-current assets. For more information see note 24(i)(f) "ICMS deferral tax benefit – Action of Unconstitutionality" to the consolidated financial statements included in this annual report.

Fiscal Year Ended December 31, 2021 compared to Fiscal Year Ended December 31, 2020
This annual report includes certain non-IFRS alternative performance measures such as Net Cash, Net Debt and Free Cash Flow. The reconciliation of these figures to the most directly comparable IFRS measures is included in Item 19. Exhibits, Exhibit Number 7.2 "Statement explaining alternative performance measures".
Overview
In 2021, an out-of-the-ordinary business environment helped Ternium achieve an outstanding performance in the year. In addition to record financial results, the company started-up, by mid year, the new hot-rolling mill at its industrial center in Pesquería, Mexico. The ramp-up of the new mill enabled Ternium to further expand its presence in the USMCA region and opened-up new growth opportunities for downstream capacity expansions. In this regard, Ternium has recently announced the construction at its industrial center in Pesquería of a new cold-rolling mill, a hot-dip galvanizing line, a push-pull pickling line and new finishing lines. For more information on this investments, see Item 4. “Information on the Company—B. Business Overview—Our Business Strategy.” In addition, Ternium has recently launched an expansion of its Shreveport facility in the U.S. state of Louisiana, with a second coil coating paint line. Furthermore, during 2021 the company progressed with the ramp-up of its new steel bar and coil mill in Palmar de Varela, Colombia.

Regarding its financial performance, in 2021 Ternium achieved record levels of profitability and generated significant cash from operations. Net sales in 2021 were $16.1 billion. Steel products net sales were $15.8 billion on steel shipments of 12.1 million tons, other products net sales were $248.3 million and iron ore products net sales were $526.3 million on iron ore shipments of 3.8 million tons. The majority of the iron ore production was consumed in our steel operations. Steel revenue per ton was $1,309 in 2021, significantly higher than in 2020 as a result of a global recovery in steel prices that started in the second half of 2020 and picked at historical record levels in September 2021, as the speed of the recovery in steel production and in the production of steelmaking raw materials fell short of steel demand.

Steel Shipments by Country in 2021

Colombia, 5%
Other, 3%
USA, 8%
Brazil, 10%
Mexico, 54%
Argentina, 20%

During 2021, shipments in the Mexican market were 6.5 million tons, representing 54% of Ternium’s total steel shipments. Shipments in the Southern Region reached 2.5 million tons in 2021, or 21% of Ternium’s consolidated shipments in the steel segment, most of which are destined for the Argentine market. Shipments in the Other Markets region were 3.0 million tons in 2021, or 25% of Ternium’s consolidated shipments in the steel segment. Our major shipment destinations in the Other Markets region are usually the United States, Brazil, Colombia and Central America. Operating income amounted to $5.3 billion in 2021, the highest on record on strong steel prices and healthy shipment volumes, despite high costs of raw materials and purchased slabs.

The company’s net income in 2021 was $4.4 billion. Equity holders' net income in 2021 was $3.8 billion, equivalent to earnings per ADS of $19.49. Net cash provided by operating activities was $2.7 billion, including a working capital increase of $2.6 billion. In 2021, Ternium’s capital expenditures were $523.6 million, $36.4 million lower than in 2020. Of note during the year were the investments made for Ternium's new hot-rolling mill at the company's Pesquería industrial center in Mexico. With free cash flow of $2.2 billion in 2021 (net cash provided by operating activities of $2.7 billion less capital expenditures of $0.5 billion), Ternium reached a net cash position of $1.2 billion at the end of December 2021 (borrowings of $1.5 billion less cash and cash equivalents plus other investments of $2.7 billion). Net cash position and free cash flow are non-IFRS alternative performance measures. Please see Exhibit 7.2 for more information on these measures.

Net Sales
Net sales in 2021 were $16.1 billion, 84% higher than net sales in 2020. The following table outlines Ternium’s consolidated net sales for 2021 and 2020.

	Net Sales ($ million)			Shipments (thousand tons)			Revenue/Ton ($/ton)

	2021	2020	Dif.	2021	2020	Dif.	2021	2020	Dif.
Mexico	8,872.1	4,568.3	94%	6,534	5,913	11%	1,358	773	76%
Southern Region	3,374.1	1,761.9	92%	2,503	1,924	30%	1,348	916	47%
Other Markets	3,548.6	2,171.6	63%	3,028	3,523	-14%	1,172	616	90%
Total steel products	15,794.8	8,501.8	86%	12,065	11,360	6%	1,309	748	75%

Other products*	248.3	177.7	40%
Steel reporting segment	16,043.0	8,679.5	85%

Mining reporting segment	526.3	390.5	35%	3,809	3,797	—%	138	103	34%

Intersegment eliminations	(478.6)	(334.6)
Net sales	16,090.7	8,735.4	84%
* The item “Other products” primarily includes Ternium Brasil's and Ternium Mexico's electricity sales.

Ternium’s steel shipments in 2021 were 12.1 million tons, up 705,000 tons compared to shipment levels in 2020 reflecting a recovery from the impact of the COVID-19 outbreak on economic activity and steel demand, and the ramp-up of Ternium's new facilities in Mexico and Colombia.

Shipments in Mexico increased 11% year-over-year in 2021, mainly due to higher activity levels in the export-led industrial sector. In the Southern Region, shipments increased 30% year-over-year in 2021 on higher durable goods consumption and increased activity in the construction sector. In the Other Markets region, shipments decreased 14% year-over-year, reflecting lower slab shipments to third parties partially offset by higher finished steel shipments. Revenue per ton reached $1,309 in 2021, the highest on record, increasing $561 compared to revenue per ton in 2020, on higher steel prices in all of Ternium's markets.

Operating income amounted to $5.3 billion in 2021, the highest on record on higher steel prices partially offset by higher costs of raw materials and purchased slabs. The company’s net income in 2021 was $4.4 billion.

Cost of Sales
Cost of sales was $9.9 billion in 2021, an increase of $2.8 billion compared to 2020. This was principally due to a $2.4 billion, or 44%, increase in raw materials and consumables used, mainly reflecting higher purchased slabs and raw material costs and a 6% increase in steel volumes; and to a $394.1 million increase in other costs, mainly including a $211.3 million increase in maintenance expenses, a $143.6 million increase in labor costs and a $38.3 million increase in services and fees.

Selling, General and Administrative (SG&A) Expenses
Selling, General & Administrative (SG&A) expenses in 2021 were $950.1 million, or 6% of net sales, an increase of $187.2 million compared to SG&A expenses in 2020, mainly due to a $79.0 million increase in freight and transportation expenses, a $63.2 million increase in taxes and a $57.8 million increase in labor costs, partially offset by a $33.9 million decrease in amortization of intangible assets.

Operating Income
Operating income in 2021 was $5.3 billion, or 33% of net sales, compared to operating income of $1.1 billion, or 12% of net sales in 2020. The following table outlines Ternium’s operating result by segment for 2021 and 2020:

	Steel Segment		Mining Segment		Intersegment Eliminations		Total
$ million
	2021	2020	2021	2020	2021	2020	2021	2020

Net Sales	16,043.0	8,679.5	526.3	390.5	(478.6)	(334.6)	16,090.7	8,735.4
Cost of sales	(10,082.3)	(7,172.6)	(310.6)	(268.9)	497.8	341.6	(9,895.1)	(7,099.9)
SG&A expenses	(923.7)	(740.1)	(26.5)	(22.8)	—	—	(950.1)	(762.9)
Other operating income (expense), net	24.5	209.0	1.1	(2.1)	—	—	25.6	206.8
Operating income	5,061.6	975.8	190.2	96.7	19.3	7.0	5,271.1	1,079.5

Net Financial Results
Net financial results were a gain of $92.5 million in 2021, including a $77.3 million gain related to changes in the fair value of financial assets and a $35.9 million gain related to investment returns on the company's liquidity position net of borrowing costs. These positive results were partially offset by a $36.8 million net foreign exchange loss, mainly related to the net negative impact of the depreciation of the Argentine Peso against the US dollar (18% in the year) on the net local currency position of Ternium's Argentine subsidiary. Net financial results in the full year of 2020 were a gain of $22.3 million.

Equity in Results of Non-Consolidated Companies
Equity in results of non-consolidated companies was a gain of $400.7 million in 2021 mainly as a result of Ternium's investment in Usiminas, which included a gain related to a favorable Brazilian Federal Supreme Court ruling in connection with the calculation method for certain sales tax credits. Equity in results of non-consolidated companies in 2020 was a gain of $57.6 million.

Income Tax Expense
Income tax expense in 2021 was $1.4 billion, with a 24% effective tax rate, compared to $291.5 million in 2020, with a 25% effective tax rate.
Net Income Attributable to Non-controlling Interest
Net gain attributable to non-controlling interest in 2021 was $542.1 million, higher than a net gain of $89.4 million in 2020 mainly reflecting improved results at Ternium Argentina

Fiscal Year Ended December 31, 2020 compared to Fiscal Year Ended December 31, 2019

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

- Liquidity. During the second quarter of 2020, Ternium took steps to ensure the continued strength of its financial position, including the optimization of operations and overhead costs, and the reduction of working capital. In order to mitigate the impact of the then expected lower sales, Ternium reduced its capital expenditure commitments for 2020 by slowing down or postponing investment projects, such as the new hot-rolling mill in Pesquería, Mexico, which is now expected to commence operations during mid-2021. Moreover, on April 28, 2020, Ternium's Board of Directors withdrew its annual dividend proposal for fiscal year 2019. Ternium's net debt position decreased during 2020, from $1.5 billion at the end of December 2019 (borrowings of $2.2 billion less cash and equivalents plus other investments of $0.7 billion) to $371.5 million at the end of December 2020 (borrowings of $1.7 billion less cash and cash equivalents plus other investments of $1.4 billion).

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

Steel Shipments by Country in 2020

Other, 7%
Colombia, 4%
Brazil, 8%
USA, 14%
Mexico, 52%
Argentina, 15%

The Company’s net income in 2020 was $867.9 million. Equity holders' net income was $778.5 million, equivalent to earnings per ADS of $3.97. Operating income increased year-over-year despite lower shipments, mainly reflecting a $186.0 million non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil, lower purchased slab, raw material and energy costs, and the positive impact on costs of weak local currencies vis-a-vis the US dollar, partially offset by lower revenue per ton and the negative impact on costs of lower mill utilization rates. Net cash provided by operating activities was $1.8 billion, including a working capital reduction of $352.8 million. In 2020, Ternium’s capital expenditures were $560.0 million, down 47% year-over-year, reflecting the conclusion of some expansion projects and Ternium's decision to slow or postpone several other projects across its facilities, including its new hot-rolling mill in the company’s Pesquería industrial center in Mexico. The main investments carried out during 2020 included those made for the new hot-rolling mill, the capacity expansion of the pulverized coal injection system in our Rio de Janeiro unit in Brazil, and projects aimed at further improving environmental and safety conditions throughout our main facilities.

Ternium's net debt position reached $371.5 million at the end of December 2020, down from $1.5 billion at the end of December 2019. Net debt in 2020 is calculated as borrowings of $1.7 billion less cash and cash equivalents plus other investments of $1.4 billion, and in 2019 as borrowings of $2.2 billion less cash and cash equivalents plus other investments of $0.7 billion. Net debt position is a non-IFRS alternative performance measure. Please see Exhibit 7.2 for more information on these measure.

Net Sales
Net sales in 2020 were $8.7 billion, 14% lower than net sales in 2019. The following table outlines Ternium’s consolidated net sales for 2020 and 2019.

	Net Sales ($ million)			Shipments (thousand tons)			Revenue/Ton ($/ton)

	2020	2019	Dif.	2020	2019	Dif.	2020	2019	Dif.
Mexico	4,568.3	5,326.7	-14%	5,913	6,305	-6%	773	845	-9%
Southern Region	1,761.9	1,696.6	4%	1,924	1,938	-1%	916	875	5%
Other Markets	2,171.6	2,866.7	-24%	3,523	4,268	-17%	616	672	-8%
Total steel products	8,501.8	9,890.1	-14%	11,360	12,511	-9%	748	790	-5%

Other products*	177.7	296.1	-40%
Steel reporting segment	8,679.5	10,186.2	-15%

Mining reporting segment	390.5	364.1	7%	3,797	3,576	6%	103	102	1%

Intersegment eliminations	(334.6)	(357.4)
Net sales	8,735.4	10,192.8	-14%
* The item “Other products” primarily includes Ternium Brasil's and Ternium Mexico's electricity sales.

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

Other net operating income
Other net operating income in 2020 was $206.8 million, compared to other net operating income of $21.7 million in 2019. Other operating income in 2020 included a $186.0 million non-cash gain related to the derecognition of a contingency on ICMS tax benefits at Ternium Brasil (imposto sobre circulação de mercadorias e prestação de serviços). For more information, see note 8 “Other operating income (expenses), net" and 24(i)(f) "Contingencies, commitments and restrictions on the distribution of profits” to our consolidated financial statements included in this annual report.

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

	For the year ended December 31,
In thousands of U.S. dollars	2021	2020	2019
Net cash provided by operating activities	2,677,315	1,761,246	1,647,619
Net cash used in investing activities	(1,045,350)	(1,176,867)	(1,196,574)
Net cash used in financing activities	(854,376)	(506,254)	(150,507)
Increase in cash and cash equivalents	777,589	78,125	300,538
Effect of exchange rate changes	(38,866)	(60,208)	(31,114)
Cash and cash equivalents at the beginning of the year	537,882	519,965	250,541
Cash and cash equivalents at the end of the year (1)	1,276,605	537,882	519,965
(1)    In addition to cash and cash equivalents, at December 31, 2021, 2020 and 2019, Ternium had $1.4 billion, $816.2 million and $215.3 million of other investments with maturities of more than three months, respectively, and $0.1 million of restricted cash at each of these dates.

Changes in cash and cash equivalents between December 31, 2020 and December 31, 2021
Overview
During 2021, Ternium’s primary source of funding was cash provided by operating activities. Cash and cash equivalents as of December 31, 2021 was $1.3 billion, a $738.7 million increase from $537.9 million at the end of the previous year. In addition to cash and cash equivalents, as of December 31, 2021, we held other investments with maturity of more than three months for a total amount of $1.4 billion, increasing $541.3 million compared to December 31, 2020. Our financial indebtedness decreased in 2021, to $1.5 billion at the end of 2021 from $1.7 billion at the end of 2020.

Operating activities
Net cash provided by operating activities in 2021 was $2.7 billion. Working capital increased by $2.6 billion in 2021 as a result of a $1.9 billion increase in inventories and an aggregate $926.7 million increase in trade and other receivables, partially offset by an aggregate $215.5 million increase in accounts payable and other liabilities. The inventory value increase in 2021 was due to a $672.9 million higher steel volume, a $662.5 million higher cost of steel and a $571.1 million inventory value increase in raw materials, supplies and others.

	Change in inventory Dec’21 / Dec’20 (in millions of U.S. dollars)
	Price	Volume	Total
Finished steel goods	116.9	282.6	399.5
Steel goods undergoing processing	545.6	390.3	935.9

Total steel goods	662.5	672.9	1,335.4

Raw materials, supplies and allowances			571.1
Total			1,906.5

Investing activities
Net cash used in investing activities in 2021 was $1.0 billion, primarily attributable to capital expenditures of $523.6 million and an increase of $579.0 million in financial investments with maturities of more than three months. The main investments carried out during 2021 included those made for the new hot-rolling mill in Pesquería, Mexico.

Financing activities
Net cash used in financing activities was $854.4 million in 2021, attributable to dividends paid in cash to company's shareholders of $569.3 million, net repayment of borrowings of $239.5 million and financial lease payments of $45.6 million.

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

	Change in inventory Dec’20 / Dec’19 (in millions of U.S. dollars)
	Price	Volume	Total
Finished steel goods	(1.1)	(63.0)	(64.1)
Steel goods undergoing processing	(26.9)	(25.7)	(52.6)

Total steel goods	(28.0)	(88.7)	(116.7)

Raw materials, supplies and allowances			(39.8)
Total			(156.5)

Investing activities
Net cash used in investing activities in 2020 was $1.2 billion, primarily attributable to capital expenditures of $560.0 million and an increase of $600.9 million in financial investme    nts with maturities of more than three months. The main investments carried out during 2020 included those made for the new hot-rolling mill in Pesquería, Mexico, the capacity expansion of the pulverized coal injection system in our Rio de Janeiro unit in Brazil, and projects aimed at further improving environmental and safety conditions throughout our main facilities.

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

With cash and cash equivalents of $1.3 billion and other investments of $1.4 billion, Ternium achieved net cash position of $1.2 billion as of December 31, 2021 (borrowings of $1.5 billion less cash and cash equivalents plus other investments of 2.7 billion). This compares to net debt position of $0.4 billion as of December 31, 2020 (borrowings of $1.7 billion less cash and cash equivalents plus other investments of 1.4 billion). Management believes that our liquidity and capital resources give us adequate flexibility to manage our financial commitments and planned capital spending programs, and to address short-term changes in business conditions. Net cash and net debt position are non-IFRS alternative performance measures. Please see Exhibit 7.2 for more information on these measures.

Financial Liabilities
Our financial liabilities consist mainly of loans with financial institutions. As of December 31, 2021, these facilities were mainly denominated in U.S. dollars (93% of total financial liabilities). Total financial debt (inclusive of principal and interest accrued thereon) decreased by $243.9 million in the year, from $1.7 billion as of December 31, 2020, to $1.5 billion as of December 31, 2021.

The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

$ million	2021	2020	2019
Bank borrowings (1)	1,479	1,723	2,189

Total borrowings	1,479	1,723	2,189
(1)Net of debt issuance costs.
Ternium’s cost of debt, as measured by the weighted average interest rate, was 1.45% in 2021, compared to a 1.43% average interest rate in 2020. This rate was calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of each instrument as of December 31, 2021. Such rates do not include the effect of derivative financial instruments, nor fluctuations in the exchange rate between the instrument’s currencies and the U.S. dollar.
The following table shows the weighted-average interest rates as of December 31 of each of the last three years:

	2021	2020	2019
Bank borrowings	1.45%	1.43%	2.94%
As of December 2021, current borrowings were 56% of total borrowings, none of which corresponded to borrowings with related parties. As of December 31, 2021, the maturities of our financial liabilities were as follows:

$ million	1 year	1 – 2	2 – 3	3 – 4	4 – 5	Over 5
At December 31, 2021	Or less	Years	Years	Years	Years	Years	Total
Borrowings (1)(2)	823	125	522	9		—	1,479
(1)Borrowings are bank borrowings with third parties.
(2)Net of debt issuance costs.

For information on our derivative financial instruments, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk” and note 21 to the consolidated financial statements included in this annual report.

Most Significant Borrowings and Financial Commitments
Our most significant borrowings as of December 31, 2021, were those outstanding under Ternium Brasil’s 2019 syndicated loan facility, Ternium Investments’ 2017 syndicated loan facility to finance the acquisition of Ternium Brasil and related transactions, Ternium Mexico’s 2018 syndicated loan facility, and Tenigal’s 2012 syndicated loan facility.

In Millions of U.S. dollars

			Principal amount
Date	Borrower	Type	Original	Outstanding as of December 31, 2021	Maturity
2012/2013	Tenigal	Syndicated loan	200	25	July 2022
September 2017	Ternium Investments	Syndicated loan	1,500	375	September 2022
June 2018	Ternium Mexico	Syndicated loan	1,000	250	June 2023
August 2019	Ternium Brasil	Syndicated loan	500	500	August 2024
The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio). As of December 31, 2021, we were in compliance with all covenants under our loan agreements.

Ternium has various off-balance sheet financial commitments. Off-balance sheet commitments are discussed in note 24 (ii) to our consolidated financial statements included in this annual report.

For further information on our derivative financial instruments, financial leases, borrowings, contingencies, commitments and restrictions in the distribution of profits, and financial risk management, see notes 21, 22, 23, 24 and 28 to our consolidated financial statements included in this annual report.

Capital Expenditures
For information on Ternium’s capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program.”
Dividend Payments
For information related to this matter, see “—G. Recent Developments—Annual Dividend Proposal”.

C.    Research and Development, Patents and Licenses, Etc.
For information related to this matter, see Item 4. “Information on the Company—B. Business Overview—Research and Development; Product Development.”
D.    Trend Information
For information related to this matter, see “—Overview.”
E.    Off-Balance Sheet Arrangements
Ternium has various off-balance sheet commitments to purchase raw materials, energy (natural gas and electricity), supplies (air, oxygen, nitrogen and argon), production equipment and logistic services. Off-balance sheet commitments are discussed in note 24 (ii) to the consolidated financial statements included in this annual report.
G.    Recent Developments
Annual Dividend Proposal

On February 15, 2022, the Company’s board of directors proposed that an annual dividend of $0.26 per share ($2.60 per ADS), or $510.4 million in the aggregate, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 3, 2022. The annual dividend would include the interim dividend of $0.08 per share ($0.80 per ADS), or $157.0 million, paid in November 2021. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $0.18 per share ($1.80 per ADS), or $353.4 million in the aggregate, will be paid on May 11, 2022, with record-date on May 6, 2022.

Declared Dividends
$ per ADS
*Subject to approval by the Annual General Meeting of Shareholders to be held on May 3, 2022.

Item 6.    Directors, Senior Management and Employees
A.    Directors and Senior Management

Board of Directors
Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and to accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company's articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company's shares are listed on at least one regulated market, the minimum number of directors must be five. The Company's current board of directors is composed of eight directors.
The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2021, the Company’s board of directors met seven times. A majority of the members of the board of directors in office present or represented at the board of directors' meeting constitutes a quorum, and resolutions of the board of directors may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.
Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting also determines the number of directors that will constitute the board and their compensation. The general shareholders’ meeting may dismiss all or any member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote.

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
The Company's articles of association provide that the board of directors of the Company may, within the limits of applicable law, (a) delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided, however, that the delegation of the Company's day-to-day management and representation authority to a member of the board of directors shall be subject to the prior authorization of the general shareholders' meeting, (b) delegate to one or more persons, whether or not members of the board of directors, the powers necessary to carry out the Company's decisions (except for approval of material transactions with related parties), (c) confer to one or more persons, whether or not members of the board of directors, the powers deemed to be appropriate for the general technical, administrative and commercial management of the Company, and (d) constitute and determine the responsibilities, powers and authority (including without limitation an audit committee), the members of which may be selected either from among the directors or outside thereof. On May 3, 2021, the board of directors appointed the Company's chief executive as administrateur délégué and delegated to him the power to manage the Company's affairs within the ordinary course of business, to the full extent permitted by Luxembourg law, to direct and supervise the business activities of the Company's subsidiaries and to represent the Company in relation to such matters.
On May 3, 2021, the Company’s annual general shareholders’ meeting resolved to reduce the number of directors to eight and approved the re-election of: Mr. Roberto Bonatti, Mr. Carlos Alberto Condorelli, Ms. Gioia Ghezzi, Mr. Vincent Robert Gilles Decalf, Mr. Adrian Lajous Vargas, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca and Mr. Daniel Agustín Novegil as members of the board of directors. All board members were elected to hold office until the next annual general shareholders’ meeting that will be convened to decide on the 2021 accounts. The board of directors subsequently reappointed Paolo Rocca as its chairperson, Daniel Novegil as its vice-chairman and Máximo Vedoya as chief executive officer of the Company.
The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as director	Age at December 31, 2021
Paolo Rocca (1)	Chairman	Chairman and CEO of Tenaris, director and president of San Faustin	16	69
Daniel Agustín Novegil	Vice Chairman	Vice chairman of the board of directors of Ternium	16	69
Roberto Bonatti (1)	Director	Director of San Faustin	16	72
Carlos Alberto Condorelli	Director	Director of Tenaris and Ternium	15	70
Gioia Ghezzi	Director	Independent director	1	60
Vincent Robert Gilles Decalf	Director	Independent director	5	59
Adrián Lajous Vargas	Director	President of Petrométrica, S.C.	15	78
Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin, director of Tenaris, president of Humanitas Group and president of the board of directors of Tenova	15	73
(1)Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.
Paolo Rocca. Mr. Rocca is the Chairman of the Company’s board of directors. He is a grandson of Agostino Rocca, founder of the Techint Group, a group of companies controlled by San Faustin. He is also the chairman of the board of directors and chief executive officer of Tenaris, and director and president of San Faustin. He is a member of the executive committee of the World Steel Association. Mr. Rocca is an Italian citizen.

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
Carlos Alberto Condorelli. Mr. Condorelli is a member of the Company’s board of directors. He is also a member of the board of directors of Tenaris. He served as Tenaris’ Chief Financial Officer from October 2002 until September 2007. He has held several positions within Tenaris, including also the Chief Financial Officer position in some of the principal Tenaris Group companies and member of the Company’s audit committee between November 1, 2017 and May 2, 2018. He also served as president of the board of directors of Empresa Distribuidora La Plata S.A. (“Edelap”), an Argentine utilities company. Mr. Condorelli is an Argentine citizen.
Gioia Ghezzi. Mrs. Ghezzi has served as a member of the Company’s board of directors since 2020. She has served since 2019 as chairwoman of RGI (software provider). Mrs Ghezzi was a member of the board of Ferrovie dello Stato (Italy) from May 2014 and its chairwoman from December 2015 until July 2018. She has served as a board member of the Humanitas Group since 2017 and in different companies in the insurance, infrastructure and innovation and technology areas, in and out of Italy. She has held executive roles in the Zurich Insurance Group, Willis Group Holdings, McKinsey & Co. and IBM Research, among others. Mrs. Ghezzi is a theoretical physicist, with a London Business School Executive MBA. Mrs. Ghezzi is a British and Italian citizen.

Vincent Robert Gilles Decalf. Mr. Decalf has served as a director of the Company since September 2015 and the audit committee’s chairman since 2020. He is also a non-executive director of various financial, insurance or commercial companies such as Bankinter Luxembourg, Covea Luxembourg or Wealins S.A. He is also a member of the board of directors of the Luxembourg Institute for Directors and Managers (Institut Luxembourgeois des Administrateurs). Mr. Decalf is a certified independent director since 2014. From 1989 to 2008, Mr. Decalf held executive positions in different countries within Société Générale and has extensive experience in the financial industry. He has been an authorized director for insurance, bank or financial companies under Luxembourg regulation for more than twenty three years. Mr. Decalf is a French and Luxembourgish citizen.

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
Daniel Agustín Novegil. Mr. Novegil currently is a director and vice-chairman of the Board. He served as chief executive officer of the Company from 2005 to 2018. With more than 40 years of experience in the steelmaking industry, in 1993 he was appointed managing director (CEO) of Ternium Argentina S.A. and was on the board of directors of Usiminas from 2013 until 2015. From 1993 he has also been a member of the board of directors of the World Steel Association and is currently a fellow of the Nominating Committee and former president of Alacero (Latin American Steel Association). Since 1999 to 2014 he was a member of the Advisory Board of the Sloan Masters Program at Stanford University, where he graduated as Master of Science in Management. Mr. Novegil is an Argentine citizen.
Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, member of the board of directors of Tenaris, president of the Humanitas Group and president of the board of directors of Tenova S.p.A. Moreover, in Italy, he is member of the Board of Bocconi University and member of the advisory board of Politecnico di Milano. At international level, he is member of the Harvard Business School Advisory Board and member of ERT (European Round Table of Industrialists). Mr. Rocca is an Italian citizen.
At the next annual general shareholders’ meeting, the Company intends to propose that the number of directors be increased to nine, that all of the current members of the board of directors be reappointed, and that Mrs. Lorenza Martinez Trigueros be appointed as new member to the board of directors, each to hold office until the next annual general shareholders’ meeting that will be convened to decide on the Company’s 2022 annual accounts. Below you will find Mrs. Trigueros’ biographical information.
Lorenza Martinez Trigueros. Mrs. Martinez Trigueros currently serves as Chief Executive Officer of the Mexican bank Actinver. She was the managing director of the payments, finance & risk of Accenture Mexico from 2019 to 2021, former Director of Banco de Mexico’s payments and corporate services arm until 2018 and was undersecretary of Industry and Commerce of Mexico from 2008 and 2012. Mrs. Martinez Trigueros has a degree in Economics from the Instituto Tecnológico Autónomo de México and doctorate degree in Economics from the Massachusetts Institute of Technology. Mrs. Martinez Trigueros is a Mexican citizen.

Directors' Liability
Each director must act in the interest of the Company, and in accordance with applicable laws, regulations, and the Company’s articles of association. Directors are also bound by a general duty of care owed to the Company.
Under the Luxembourg law of August 10, 1915 on commercial companies, as amended (the "Luxembourg Company Law"), directors may be liable to the Company in accordance with general law for the execution of their mandate and for any misconduct in the management of the Company's affairs. Directors are jointly and severally liable towards either the Company or any third parties from damages resulting from the violation of the Luxembourg Company Law or the Company’s articles of association. Directors shall be discharged from such liability in the case of a violation to which they were not a party, provided no misconduct is attributable to them and such violation has been reported to the first general meeting of shareholders after they have acquired knowledge thereof.
Causes of action against directors for damages may be initiated by the Company upon a resolution of the general shareholders’ meeting passed by a simple majority vote, irrespective of the number of shares represented at the meeting. Causes of action against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder for personal losses different from those of the Company.
An action may also be brought against the directors on behalf of the Company by shareholders who, at the general meeting which decided upon discharge of such directors or members, owned voting securities representing at least ten per cent of the votes attaching to all such securities.
It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the Company’s annual accounts at the annual shareholders’ meeting. However, such discharge will not release the directors from liability for any damage caused by unrevealed acts of mismanagement or unrevealed breaches of Luxembourg Company Law or the Company’s articles of association, nor will it release directors from liability for any personal loss of the shareholders independent and separate from the losses suffered by the Company due to a breach either revealed or unrevealed of either the Luxembourg Company Law or the Company’s articles of association.
Under Luxembourg law, unless the decision of the board of directors relates to ordinary business entered into under normal conditions, any director having a direct or indirect financial interest conflicting with that of the Company in a transaction which has to be considered by the board of directors, must advise the board thereof and cause a record of her/his statement to be included in the minutes of the meeting and may not take part in the deliberations. At the next following general meeting, before any other resolution is put to vote, a special report must be made on any transactions in which any of the directors may have had an interest conflicting with that of the Company.
Auditors
The Company’s articles of association require the appointment of an independent audit firm in accordance with applicable law. The primary responsibility of the auditor is to audit the Company's annual accounts and consolidated financial statements and to submit a report on the accounts to shareholders at the annual shareholders' meeting. In accordance with applicable law, statutory auditors (réviseur d'entreprises) are chosen among the members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises).
Auditors are appointed by the general shareholders' meeting upon recommendation from the Company's audit committee through a resolution passed by a simple majority vote, irrespective of the number of shares represented at the meeting, to serve one-year renewable terms. Auditors may be dismissed for reasonable cause by the general shareholders' meeting at any time, at the board of director's recommendation or, if the shares of the Company are listed on a regulated market, at the audit committee's recommendation. Luxembourg law does not allow directors to serve concurrently as external auditors. As part of their duties, the auditors report directly to the audit committee.
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

The shareholders' meeting held on May 3, 2021, re-appointed PwC Luxembourg as the Company’s statutory auditor for the fiscal year ended December 31, 2021. At the next annual general shareholders’ meeting scheduled to be held on May 3, 2022, it will be proposed that PwC Luxembourg be reappointed as the Company’s statutory auditors for the fiscal year ending December 31, 2022.

Senior Management
The following table sets forth certain information concerning our senior management:

Name	Age at December 31, 2021	Position
Máximo Vedoya	51	Chief Executive Officer
Pablo Brizzio	51	Chief Financial Officer
César Alejandro Jiménez	56	Ternium Mexico President
Martín Berardi	64	Ternium Argentina President
Marcelo Chara	61	Ternium Brasil President
Héctor Obeso Zunzunegui	57	International Business Unit President
Oscar Montero Martínez	61	Chief Planning Officer
Pablo Hernán Bassi	59	Chief Industrial & Engineering Officer
Rubén Herrera	64	Chief Technology Officer
Roberto Demidchuk	60	Chief Information Officer
Rodrigo Piña	49	Chief Human Resources Officer
Máximo Vedoya. Mr. Vedoya currently serves as our Chief Executive Officer. Prior to that, he served as President of Ternium Mexico. He has held several other executive positions since joining the Techint Group in 1992, such as chief executive officer of Ferrasa, director of Ternium Mexico’s international and steel purchase operations, commercial director and export manager of Sidor and commercial planning manager of Ternium Argentina. He was also director of Fedemetal (the Colombian Federation of Metallurgical Industries), AIMM (Venezuelan Association of Metallurgical and Mining Industry). He is currently chairman of the Economics Committee of World Steel Association, and member of the Executive Committee of the Latin American Steel Association (Alacero), of which he served as President from 2019 to 2021. He is also vice-president of Canacero (Mexican steel association), vice-president of Caintra (Nuevo León Industrial Chamber), vice-president of CONCAMIN (Mexican Industrial Chamber), and general counsellor of UDEM (University of Monterrey, Mexico). Mr. Vedoya graduated with a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires and he holds a Master of Science in Management from Stanford University (USA). Mr. Vedoya is an Argentine citizen.

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

Martín Berardi. Mr. Berardi currently serves as President of Ternium Argentina. In addition, he is the Chairman of the board of directors of Ternium Argentina. He began his career in the Techint Group in 1980 as a trainee in Propulsora Siderúrgica. He has held several positions within the Techint Group including Propulsora Siderúrgica, Siat S.A., or Siat (an Argentine welded steel pipe manufacturer which is a Tenaris’s subsidiary), and Siderca S.A.I.C., or Siderca (Argentine producer of seamless steel pipe products, which is a Tenaris’s subsidiary). He served as managing director of Siat (1992-1995), managing director of Mexican steel company Tubos de Acero de México S.A., or Tamsa (1995-2000), president and chief executive officer of Venezuelan steel company Sidor (2000-2004) and became managing director (October 2004), executive vice president and President of Ternium Argentina. He was president of the IVES (Venezuelan Steel Institute) between 2002 and 2004, president of Grupo Mercofer between 2006 and 2009, vice-president of CAA (Argentine Steel Chamber) between 2014 and 2015, and president of Alacero between 2013 and 2015. He is currently president of CAA, a member of the board of directors of Alacero and a member of the board of directors of ITBA. Mr. Berardi holds an industrial engineering degree from ITBA and a M.S. in Management from Stanford University. Mr. Berardi is an Argentine citizen.

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
Oscar Montero Martínez. Mr. Montero currently serves as our Chief Planning Officer. He began his career within the Company in 1984 as a commercial analyst in Ternium Argentina. Since then, he has held several positions within Ternium Argentina in the planning, commercial and procurement areas. In 1998 he assumed the position of strategic planning director in Sidor and in 2005 he assumed the position of planning and operations general director of the Company. He assumed his current position in 2017. Mr. Montero is an Argentine citizen.

Pablo Hernán Bassi. Mr. Bassi currently serves as our Chief Industrial & Engineering Officer. He began his career in the Techint Group in 1987 holding several positions in the engineering departments of Siderca, Techint-Compagnia Tecnica Internazionale S.p.A. and Ternium Argentina. He served as engineering and environment director of Ternium Mexico (2005-2017) and assumed his current position in November 2017. Mr. Bassi holds a degree in engineering from Universidad de Buenos Aires. Mr. Bassi is an Argentine citizen.

Rubén Herrera. Mr. Herrera is our Chief Technology Officer since July 1, 2008. He is also Chief technology Officer of Ternium Mexico since 2007. Since joining the Techint Group in 1990, he has held several other executive positions, including mechanical metallurgical department chief in Siderca’s Industrial Research Center, product manager of Ternium Argentina, and quality and product director of Sidor. Mr. Herrera is an Argentine citizen.

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

Rodrigo Piña. Mr. Piña currently serves as our Chief Human Resources Officer. He assumed his current position in January 2013. Prior to that, he served as human resources director of Ternium Argentina. He has held several other executive positions since joining the Company in 2004, such as commercial planning, CEO assistant and human resources director assistant. Mr. Piña is an Argentine citizen.
B.    Compensation
The compensation payable to the members of the Company’s board of directors for the performance of their services to the Company is determined at the annual ordinary general shareholders’ meeting. The general meeting of shareholders held on May 3, 2021 decided the compensation paid to directors for the performance of their duties resolving that (a) each of the members of the board of directors receive an amount of $15,000 as an additional compensation for their services during the fiscal year 2020, and that the chairman of the board of directors receives, further, an additional fee of $45,000; and that each of the members of the board of directors who are members of the audit committee receive an additional fee of $10,000 for their services during the fiscal year 2020; and (b), each director receive a fixed compensation for their services during the fiscal year 2021 for an amount of $115,000; the chairman of the board of directors receive an additional fee of $295,000; each director who is also a member of the Company's audit committee receive an additional fee of $55,000; and the chairman of the audit committee receive, further, an additional fee of $10,000. No variable compensation has been paid or shall be payable to directors for services rendered during the year 2021 and no long-term incentive or pension plan is available to directors.

The aggregate cash compensation paid to all directors and senior managers of the Company for the year 2021 amounted to $18.1 million. In addition, senior managers received, for the year 2021, 1,194,190 units for a total amount of $6.3 million, in connection with the employee incentive retention program described in note 3(o)(3) “Employee liabilities—Other compensation obligations” to the consolidated financial statements included in this annual report.

There are no service contracts between any director and the Company that provide for material benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to directors.
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
The audit committee of the Company's board of directors currently consists of three members, Ms. Gioia Ghezzi, Mr. Vincent Robert Gilles Decalf and Mr. Adrián Lajous Vargas, who were appointed to the audit committee by the Company's board of directors on May 3, 2021. As of the date of this annual report, all members of the audit committee qualify as independent directors both for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company's articles of association.
The Company's audit committee operates under a charter that was amended and restated by the board of directors on November 2, 2021. The audit committee assists the board of directors in fulfilling its oversight responsibilities with respect to the integrity of the Company’s financial statements, including periodically reporting to the board of directors on its activity; and the adequacy of the Company’s systems of internal control over financial reporting. The audit committee is also responsible for making recommendations regarding the appointment, compensation, retention and oversight of, and for assessing the independence of, the Company’s external auditors (see Item 16.C “—Principal Accountant Fees and Services” for additional information about the audit committee’s procedures with respect to our independent auditors). The audit committee also performs other duties imposed by applicable laws, and by regulations of the markets on which the Company's securities are listed, as well as any other duty entrusted to it by the Company’s board of directors.
In addition, the audit committee is required by the Company’s articles of association and audit committee’s charter to review and, where applicable, approve material transactions between the Company or its subsidiaries and related parties, as provided in the Company’s articles of association and audit committee’s charter, or as may be required by any law, rule or regulation applicable to the Company, in order to determine whether their terms are consistent with the interests of the Company and all its shareholders and are consistent with market conditions or are otherwise fair to the Company and its subsidiaries. The Company has adopted a Related Party Transactions Policy and Procedure contemplating consolidated guidelines and procedures for the identification, review, approval and management of related party transactions, seeking to assure transparency and substantial and procedural fairness of such transactions, as well as compliance with the provisions in the Company’s articles of association and the audit committee’s charter relating to transactions with related parties, Luxembourg rules relating to the approval and disclosure of material related party transactions and Section 314.00 of the NYSE Listed Company Manual.
Under the Company’s articles of association, as supplemented by the Related Party Transactions Policy and Procedure, a “related party” is any of the following persons: (i) any affiliate of the Company; (ii) any entity in which a controlling person owns a substantial interest or over which a controlling person can exercise significant influence; (iii) any unconsolidated entity in which the Company has significant influence; (iv) any entity or individual having significant influence over the Company, or a close family member of any such individual; (v) any individual or entity that is the beneficial owner of five percent (5%) or more of the shares of the Company, including through the ownership of any securities representing shares of the Company; (vi) any director or executive officer of any of the controlling persons, the Company or any of the subsidiaries, or a close family member of any such director or executive officer; (vii) any entity in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iv), (v) or (vi) above or over which such a person is able to exercise significant influence; or (viii) any entity that has a member of key management in common with the Company or any of its subsidiaries (provided that key management personnel includes persons having authority and responsibility for planning, directing and controlling the activities of an entity, including directors and executive officers and close family members of any such individuals).
With respect to the materiality threshold for review and approval of related party transactions, the Company’s articles of association, as supplemented by the audit committee’s charter and the Related Party Transactions Policy and Procedure, provide that the following related party transactions, which are qualified as “Level 1” related party transactions, are subject to review by the audit committee, which shall make a recommendation to the board of directors as to either reject or approve the proposed related party transaction:
(i)     any transaction between the Company or its subsidiaries with related parties (i) with an individual value equal to or greater than $10 million, or its equivalent in other currencies, or (ii) with an individual value lower than $10 million, or its equivalent in other currencies, when the aggregate sum reflected in the financial statements of the four fiscal quarters preceding the date of determination- of any series of transactions for such lower value that can be deemed to be parts of a unique or single transaction (but excluding any transactions that were reviewed and approved by Company’s audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made; and
(ii)    any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) affecting the Company or any of its subsidiaries for the benefit of, or involving, a related party.
In addition, any related party transaction that does not qualify as a “Level 1” related party transaction, but which has an individual value equal to or higher than such value threshold as management may from time to time determine as material to the Company for disclosure purposes under Item 7.B of this annual report, qualifies as a “Level 2” related party transaction and must be reviewed by the audit committee for purposes of making a determination as to whether any conflicts of interest exist and whether the proposed related party transaction is consistent with the interests of the Company and all shareholders, in order to either reject or approve the proposed transaction. Any related party transaction that is less than such value qualifies as a “Level 3” related party transaction and is reviewed by the Company’s related-party transaction unit, the area within the Company responsible for centralizing and compiling the information relating to all related party transactions and performing the review, assessment and other procedures contemplated in the Related Party Transactions Policy and Procedure.
The audit committee has the power (to the maximum extent permitted by applicable laws) to request that the Company or relevant subsidiary promptly provide all information necessary for the audit committee to assess the material transactions with related parties that it is required to review. In no event may any proposed related party transaction be entered into or otherwise be given effect unless it has been reviewed and approved in accordance with the Related Party Transactions Policy and Procedure. Any executed transaction that has not been duly reviewed and approved must be promptly submitted for review in accordance with applicable procedures and, if determined appropriate, must be ratified; if the transaction is not ratified, it must be modified to make it acceptable for ratification or it must otherwise be immediately discontinued or rescinded.

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

D.    Employees
The following table shows the number of persons employed by Ternium and its fully consolidated subsidiaries (and excludes proportionally consolidated subsidiaries Consorcio Peña Colorada and Exiros):

	At December 31,
	2021	2020	2019
Mexico	9,066	8,764	9,032
Argentina	5,425	5,755	5,157
Brazil	3,758	3,784	3,733
Colombia	1,270	1,265	1,339
Other	623	605	602

Total employees	20,142	20,173	19,863
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
At Ternium, we promote a culture of industrial and technological excellence. To achieve this goal, we focus our efforts on fostering innovation, enhancing employees' skills in a challenging atmosphere, implementing succession plans for key positions and shaping an appealing working environment. In addition, Ternium aims to be an equal opportunity and equal treatment organization. We seek to increase diversity at Ternium's management positions and engage the communities and the supply chain under a concerted strategy to empower women. For more information on Ternium's initiatives, see Item 4. “Information on the Company—B. Business Overview— Our Sustainable Approach”

E.    Share Ownership
To our knowledge, the total number of shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and senior management as of the date of this annual report was less than 1% of our outstanding shares.

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
The information below is based on the most recent information available to the Company.

Identity of Person or Group	Number	Percent
Techint Holdings S.à r.l. and subsidiaries (1)	1,243,433,012	62.02%
Tenaris (1)	229,713,194	11.46%
Inverban Investments S.L.	60,324,320	3.01%
Ternium S.A.	41,666,666	2.08%
Directors and senior management as a group	122,500	0.01%
Public	429,483,750	21.42%

Total	2,004,743,442	100.00%
(1)Each of Techint Holdings S.à r.l., Tenaris and Inverban Investments S.L. is controlled by San Faustin. RP STAK holds voting rights in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
As of February 28, 2022, 44,966,061 ADSs (representing 449,660,610 shares, or 22% of all outstanding shares of the Company) were registered in the name of one record holder resident in the United States, as informed by BNY Mellon, the Depositary for the Company's ADS program. In March 2022, Inverban Investments S.L. informed the Company that it surrendered 2,005,436 ADSs acquired in February and March 2022 (representing 20,054,360 shares of the Company).
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

B.    Related Party Transactions
Ternium is a party to several related party transactions as described in note 25 to the consolidated financial statements included in this annual report. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see Item 6. “Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

Below is a description of relevant related party transactions.
Purchases of Raw Materials
In the ordinary course of business, Ternium buys raw materials and other production inputs from subsidiaries of Tenaris. These transactions include:
•purchases of ferrous scrap and other raw material, which amounted to $36.0 million in 2021, $14.8 million in 2020 and $17.4 million in 2019; and
•purchases of steam and operational services from the Argentine electric power generating facility of Siderca for Ternium Argentina in San Nicolás. Such transactions were discontinued during 2019. These purchases amounted to $1.3 million in 2019.
Purchases of Steel Products
In the ordinary course of business, Ternium buys steel products from Usiminas and its subsidiaries. Purchases amounted to $68.9 million in 2021, $38.7 million in 2020 and $59.9 million in 2019.

Sales of Steel Products and Raw Materials
In the ordinary course of business, Ternium sells steel products and raw materials to subsidiaries of Tenaris. These transactions include:
•sales of round steel bars under a long-term agreement to Tenaris’ facilities in Mexico, which amounted to $157.3 million in 2021 and $50.9 million in 2019, with no transactions during 2020;
•sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to $32.1 million in 2021, $13.4 million in 2020 and $19.4 million in 2019; and
•sales of scrap and other raw materials to be used in the production of seamless pipes, which amounted to $9.2 million in 2021, $2.3 million in 2020 and $3.9 million in 2019.
In addition, Ternium sold metal building components and long steel products to Techint, a company controlled by San Faustin, which amounted to $4.4 million in 2021, $2.6 million in 2020 and $0.3 million in 2019.
Furthermore, Ternium sold steel slabs to Usiminas, which amounted to $829.2 million in 2021, $365.4 million in 2020 and $367.0 million in 2019.
Supply of Electric Energy
Techgen, which is owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris, operates an electric power plant in Pesquería, Mexico. Ternium’s subsidiaries in Mexico and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity.
Techgen sales of electricity to Ternium Mexico and Tenigal amounted to $322.3 million in 2021, $243.1 million in 2020 and $261.5 million in 2019. In addition, Techgen sells to third parties on behalf of Ternium Mexico and Tenigal the unused electricity that Ternium Mexico and Tenigal purchased from Techgen. Ternium Mexico and Tenigal received from Techgen on account of such unused electricity sales an amount of $86.8 million in 2021, $63.8 million in 2020 and $148.1 million in 2019.
Supply of Natural Gas
Ternium Mexico has natural gas supply agreements with GIMSA, a natural gas distributor and a company in which Ternium Mexico holds 23.84% equity participation. GIMSA sales to Ternium Mexico amounted to $117.7 million in 2021, $66.7 million in 2020 and $90.0 million in 2019.
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
Tecpetrol supplies natural gas at prices and on terms and conditions that are equivalent to those charged to Ternium Argentina by other suppliers of natural gas. Tecpetrol’s sales to Ternium Argentina amounted to $24.2 million in 2021, $27.9 million in 2020 and $26.7 million in 2019.
Energy consulting Services (ECS) supplies natural gas at prices and on terms and conditions that are equivalent to those charged to Ternium Argentina by other suppliers of natural gas. ECS’s sales to Ternium Argentina amounted to $3.2 million in 2021, $0.0 million in 2020 and $0.7 million in 2019.
TGN charges Ternium Argentina a price to transport its natural gas supplies that is equivalent, on a comparable basis, to prices paid by other industrial users. The Argentine government regulates the framework under which TGN operates and prices its services. TGN’s sales to Ternium Argentina amounted to $3.5 million in 2021, $4.8 million in 2020 and $6.7 million in 2019.

Litoral Gas distributes gas to Ternium Argentina’s northern plants. The Argentine government regulates the framework under which Litoral Gas operates and establishes a maximum price for its distribution service. Litoral Gas’ sales to Ternium totaled $2.5 million in 2021, $2.4 million in 2020 and $2.6 million in 2019.
Provision of Engineering and Labor Services
Ternium contracts with certain companies controlled by San Faustin specialized in supplying engineering services, construction services, labor and supervision services, for civil and electromechanical works, and cleaning, general maintenance and handling of by-products services. Fees accrued for these services amounted to $97.7 million in 2021, $72.9 million in 2020 and $154.6 million in 2019.
Purchase Agency Services and Sales of Materials
Exiros, in which we have 50% share ownership and Tenaris has remaining 50% share ownership, provides to Tecpetrol and other companies controlled by San Faustin with purchase agency services and sales of raw materials and other products. Under the Exiros shareholder arrangements, Ternium recognizes Exiros’ assets, liabilities, revenue and expenses in relation to its interest in the joint operation. Exiros’ sales to companies controlled by San Faustin totaled $7.0 million in 2021, $2.4 million in 2020 and $15.7 million in 2019, of which the Company recognized $3.5 million, $1.2 million and $7.9 million in 2021, 2020 and 2019, respectively.
In addition, Exiros’ raw material sales to Usiminas totaled $69.4 million in 2021, $6.6 million in 2020 and $0.0 million in 2019, of which the Company recognized $34.7 million, $3.3 million and $0.0 million in 2021, 2020 and 2019, respectively.
Sales and Purchases of Other Products and Services
Ternium enters into other transactions with companies controlled by San Faustin from time to time. Relevant transactions were those for the purchase of plant equipment and spare parts, and technical assistance from Tenova and from other related companies, which amounted to $5.1 million in 2021, $36.5 million in 2020 and $19.2 million in 2019.
In addition, Recrotek S. de R.L. de C.V. (Recrotek), in which the Company has a 50% share ownership (with other shareholder having the remaining shares and the control over Recrotek), provides roller electro-discharge texturing services and roller chrome plating services. Recrotek sales to Ternium amounted to $2.3 million in 2021, $2.5 million in 2020 and $3.0 million in 2019.

Administrative Services, Legal and Other Support Services
Finma S.A.I.F. and Techinst S.A., a group of companies controlled by San Faustin in which the Company had a 33% share ownership and other affiliates of San Faustin had the remaining share ownership, provided administrative and legal support services to San Faustin’s affiliates in Argentina, including Argentine affiliates of Ternium. Fees accrued for these services amounted to $8.0 million in 2021, $6.0 million in 2020 and $8.4 million in 2019.
Loans to Related Parties
Ternium financed the construction and operation of Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen. Outstanding loans to Techgen amounted to $127.4 million, $127.4 million and $127.7 million as of December 31, 2021, 2020 and 2019, respectively. These loans generated interest gains in favor of Ternium in an amount of $6.3 million in 2021, $7.2 million in 2020 and $9.5 million in 2019. For further information on the Techgen investment, see Item 4. “Information on the Company—C. Organizational Structure—Other investments—Techgen.”
Dividends from Related Parties
Ternium received dividend payments from Usiminas in an amount of $82.1 million in 2021, $6.3 million in 2020 and $3.1 million in 2019.
Other Transactions
In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are considered to be material.
C.    Interest of Experts and Counsel

Not applicable.
Item 8.    Financial Information
A.    Consolidated Statements and Other Financial Information
See Item 18 and pages F-1 through F-86 for Ternium’s consolidated financial statements.
Legal Proceedings
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

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision has been recorded in Ternium’s consolidated financial statements.

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

Potential Mexican income tax adjustment
In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately $56.4 million, including interest and fines. Additionally, in September 2018, the Mexican tax authority, as a result of a tax audit for the fiscal year 2011 to Ternium Mexico, as predecessor of APM, objected mainly the deduction of the tax loss remaining for the year 2008, for which the estimated income tax adjustment would be of approximately $27.6 million, including interest and fines.

Ternium Mexico requested an injunction from the Mexican courts against the audit observations for the year 2008 and the fiscal credit of the year 2011, and also filed its defense and supporting documents with the Mexican tax authorities. The injunction for the year 2008 had a favorable resolution to Ternium Mexico in August 2020; consequently, in November 2020, the Mexican tax authorities issued a new preliminary report in which continues having the same observations with different arguments that may result in the same tax adjustment as per the above-included paragraph. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this uncertain tax position is not probable and, accordingly, no provision has been recorded in Ternium’s consolidated financial statements.

Fishermen associations’ claims

Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of $24.5 million was recorded at the acquisition date in connection with this matter ($8.8 million and $10.9 million as of December 31, 2021 and 2020, respectively).

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

The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not qualify as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed the Rio de Janeiro State Treasury Office’s tax assessments and fines. A provision in the amount of $57.7 million was recorded as of the acquisition date in connection with this matter ($32.5 million and $34.9 million as of December 31, 2021 and 2020, respectively).

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
The following table shows the dividends approved by the Company’s shareholders in the last five years:

Shareholders’ meeting date	Approved dividend			Dividend payment date
	Amount ($ million)	Per share ($)	Per ADS ($)
May 3, 2017	196.3	0.100	1.00	May 12, 2017
May 2, 2018	215.9	0.110	1.10	May 10, 2018
May 6, 2019	235.6	0.120	1.20	May 14, 2019
May 3, 2021	412.2	0.210	2.10	May 11, 2021

On February 15, 2022, the Company’s board of directors proposed that an annual dividend of $0.26 per share ($2.60 per ADS), or $510.4 million in the aggregate, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 3, 2022. The annual dividend would include the interim dividend of $0.08 per share ($0.80 per ADS), or $157.0 million, paid in November 2021. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $0.18 per share ($1.80 per ADS), or $353.4 million in the aggregate, will be paid on May 11, 2022, with record-date on May 6, 2022. For more information, see “Item 5G. Operating and Financial Review and Prospects –Recent Developments – Annual Dividend Proposal”.

B.    Significant Changes

On February 24, 2022, Russia launched a military attack on Ukraine. In response, the United States, the United Kingdom, and the European Union, among other countries, have imposed a wave of sanctions against certain Russian institutions, companies and citizens. As a result of the armed conflict and related sanctions, energy prices have spiked and foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected.
Russia has a significant participation in the international trade of steel slabs, iron ore pellets, metallurgical coal, pulverized coal for injection, which are relevant inputs for Ternium’s operations. In addition, Ukraine has a relevant participation in the international trade of steel slabs and iron ore pellets. The availability and pricing of these inputs in the international markets are expected to be volatile and could result in limitations to Ternium’s production levels and higher costs, affecting the Company’s profitability and results of operations. As a result of the economic sanctions imposed on Russia, Ternium or its contractors (including shipping companies) may not be able to continue purchasing or transporting products from, or making payments to, Ukrainian or Russian suppliers or counterparties; and the Company may not be able to promptly procure such raw materials from other suppliers, or may be required to purchase raw materials at increased prices. For further information related to raw materials, energy and other inputs requirements see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs” and “The recent Russian-Ukraine armed conflict and the consequent wave of international sanctions against Russia are expected to reduce the supply of steelmaking raw materials and steel products in the international markets, including slabs, pulverized coal for injection, and certain metals and ferroalloys.

Item 9.    The Offer and Listing
A.    Offer and Listing Details
The Company’s ADSs are listed on the NYSE under the symbol “TX.” Trading on the NYSE began on February 1, 2006. As of March 16, 2022, a total of 2,004,743,442 shares were registered in the Company’s shareholder register.
As of March 16, 2022, a total of 429,606,250 shares were registered on behalf of BNY Nominees Limited, related to the Company’s ADR program. On February 28, 2022, the closing price for the Company’s ADSs reported by the NYSE was $39.28.
New York Stock Exchange
As of February 26, 2021, a total of 44,966,061 ADSs were registered of record. Each ADS represents ten shares of the Company’s share capital. For the year ended December 31, 2021, BNY Mellon acted as the Company’s depositary for issuing ADRs evidencing the ADSs. Subsequent to BNY Mellon’s report, during March 2022, Inverban Investments S.L. (Unipersonal) informed that it surrendered 2,005,436 ADSs it acquired during February and March 2022.
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

The Company’s extraordinary shareholders meeting held on June 5, 2020 approved the renewal for an additional five-year period of the authorization granted to the board of directors to waive, suppress or limit any preemptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; and have waived any preemptive subscription rights provided for by law and related procedures. The validity period of such authorization will expire on June 19, 2025. However, under the Company's articles of association, for as long as the Company’s shares are listed on a regulated market (and only for as long as they are so listed), any issuance of shares for cash within the limits of the authorized share capital shall be subject to the preemptive subscription rights of the then existing shareholders, except in the following cases (in which cases no preemptive rights shall apply):

(a) any issuance of shares for, within, in conjunction with or related to, an initial public offering of the Company’s shares on one or more regulated markets (in one or more instances);

(b) any issuance of shares against a contribution other than in cash;

(c) any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the preemptive subscription rights of the then existing shareholders shall apply by provision of the Company’s articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares for cash; and

(d) any issuance of shares (including by way of free shares or at a discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its affiliates, including without limitation the direct issue of shares upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of, or in relation to, compensation or incentive for any such persons or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Amendment of the Company’s articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority vote of the shares represented at the meeting.

Dividends

Subject to applicable law, all shares (including shares underlying ADSs) are entitled to participate equally in dividends when, as and if declared by the shareholders at the annual general shareholders’ meeting, out of funds legally available for such purposes.

Dividends may be lawfully declared and paid if the Company's net profits and distributable reserves are sufficient under Luxembourg law. The amount and payment of dividends must be approved by a majority vote at a general shareholders’ meeting, generally, but not necessarily, based on the recommendation of the Company’s board of directors. Under Article 21 of the Company’s articles of association, the board of directors has the power to distribute interim dividends out of profits, share premium or any other available reserves, in accordance with applicable law, in particular in accordance with the conditions set forth in article 461-3 of the Luxembourg Company Law. Such dividend payments must be finally approved by the general shareholders’ meeting. On March 18, 2022 the board of directors announced the proposals to be submitted to the consideration of the annual general shareholders’ meeting, including its proposal on dividends.

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

The Company conducts its operations through subsidiaries and, accordingly, its main source of cash to pay dividends among other possible sources, will be the dividends received from its subsidiaries. For further information, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Structure of the Company—The Company's dividend payments depends on the results of operations and financial condition of its subsidiaries and could be affected by legal, contractual or other limitations or tax changes”. These dividend payments will likely depend on the Company's subsidiaries’ results of operations, financial condition, cash and capital requirements, future growth prospects and other factors deemed significant by their respective boards of directors, as well as on any applicable legal restrictions. For further information, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which Ternium Operates—Argentina”.

Under Luxembourg law, claims for dividends will lapse in favor of the Company five years after the date such dividends are declared. However, the Company may elect to pay a declared dividend after such period. Declared and unpaid dividends held by the Company for the account of its shareholders do not bear interest.

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. As of December 31, 2021, the Company’s legal reserve represented 10% of its share capital. The legal reserve is not available for distribution.

Voting Rights; Shareholders’ Meetings; Election of Directors

Each share entitles the holder thereof to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law and the Company’s articles of association. Pursuant to applicable Luxembourg law, the Company must give notice of the calling of any general shareholders meeting at least 15 days prior to the date for which the meeting is being called, by publishing the relevant convening notice in the Recueil électronique des sociétés et associations (Luxembourg's electronic official gazette) and in a leading newspaper having general circulation in Luxembourg and by issuing a press release informing of the calling of such meeting. The Company’s articles of association provide that notices for any general shareholders’ meeting shall include such information and shall be given in such form through such means and at such time or times as may be required under applicable Luxembourg law; and, in case the shares of the Company are listed on a regulated market, such notices shall, in addition, satisfy such requirements as are applicable to, and mandatory for, notices of general shareholders’ meetings of issuers such as the Company under the applicable laws, rules and regulations of such regulated market.

No attendance quorum is required at ordinary general shareholders’ meetings and resolutions may be adopted by a simple majority vote of the shares present or represented and voted at the meeting. An extraordinary general shareholders’ meeting may only validly deliberate when at least half of the share capital is present or represented. If the required quorum is not met at an extraordinary general shareholders meeting, a second meeting may be convened in accordance with the Company's articles of association and applicable law and such second extraordinary general shareholders meeting shall validly deliberate regardless of the quorum present or represented. Resolutions on the following matters may only be adopted at extraordinary general shareholders’ meetings: (a) amendment to the articles of association; (b) dissolution and liquidation of the Company; (c) setting of the authorized share capital and granting of authorization to the board of directors to increase the Company’s share capital within the limits of the authorization; (d) decrease of the Company’s share capital; and (e) sale of all or substantially all of the Company’s assets. Such resolutions, in order to be adopted, must be approved by a majority of at least two-thirds of the votes of the shares present or represented. The following matters shall require a unanimous resolution of all the shareholders of the Company: (a) change of the nationality of the Company; and (b) increase of shareholders’ commitments.

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

The next Company’s annual general shareholders’ meeting, that will consider, among other matters, Ternium's 2021 consolidated financial statements and annual accounts, is expected to be held on May 3, 2022.

The articles of association provide that annual general shareholders’ meetings shall meet in Luxembourg within six months from the end of the previous financial year at the date, place and hour indicated in the convening notice.

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

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated January 31, 2006 among the Company, The BNY Mellon (formerly The Bank of New York), as depositary, and the owners and beneficial owners from time to time of ADSs of the Company. See Item 3. “Key Information-D. Risk Factors-Risks Relating to the Company's ADSs holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders." ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but holders of record of our ADSs as of the relevant ADS holders’ record date set for any given general shareholders’ meeting are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the shares underlying such holder’s ADSs at such meeting.

Access to Corporate Records

Luxembourg law and the Company’s articles of association do not generally provide for shareholder access to corporate records. Shareholders may inspect the annual accounts and auditors’ reports at the Company’s website https://investors.ternium.com or at its registered office starting from the call to the annual general shareholder’s meeting.

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

In the event a shareholder exercises its appraisal rights, applicable Luxembourg law provisions shall apply. Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders, including appraisal rights. See Item 3.D. “Key Information – Risk Factors – Risks Relating to the Company's ADSs – Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders”.

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

Repurchase of Company Shares

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg Company Law and, in the case of acquisitions of shares or ADSs made through the NYSE, with any applicable laws and regulations of such market. See Item 16.E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information on the authorization to the Company or its subsidiaries to repurchase the Company’s shares, including shares represented by ADSs.

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

D.     Exchange Controls

Many of the countries which are important markets for us or in which we have substantial assets have a history of substantial government intervention in currency markets, volatile exchange rates and government-imposed currency controls. These include Mexico, Brazil and Argentina. For additional information regarding Ternium’s ability to hedge against exchange rate fluctuations, see Item 3. “Key Information—D. Risk Factors—Risks Relating to Ternium's Business—Changes in exchange rates or any limitation in the ability of the Ternium companies to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.”

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

Argentina

During 2021, the Argentine peso was subject to a depreciation of approximately 18% against the US dollar. In the past, the Argentine authorities took several measures to reduce volatility of the ARS/$ exchange rate and implemented formal and informal restrictions on capital inflows into Argentina and capital outflows from Argentina. Certain foreign exchange restrictions that had been gradually lifted in December 2015 were reinstated in 2019 and have continued to tighten over the past two years. The Argentine government tightened controls on the flows of capital by requiring Argentine companies to repatriate all export proceeds from sales of goods and services (including U.S. dollars received through advance payment and pre-financing facilities) and convert such proceeds into Argentine pesos, restricting the purchase of foreign currency for saving purposes, and limiting or conditioning the ability of Argentine companies to access the foreign exchange market.

As of December 31, 2021, Ternium Argentina’s cash and cash equivalents and other investments, held in Argentine financial institutions, amounted to $965 million. For a breakdown of Ternium Argentina’s cash and cash equivalents and other investments as of December 31, 2021, see note 30 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report. Since 2019, access to the Argentine foreign exchange market for various purposes (including to repay foreign financial indebtedness, to pay services to related parties or to distribute dividends abroad) has been severely limited. Prior approval from the Argentine central bank, which is rarely (if ever) granted, is required to purchase foreign currency for payment of dividends to foreign shareholders and for other payments to affiliates abroad. Ternium Argentina has requested prior approval to the Argentine central bank for certain payments of services to affiliates abroad and, as of the date of this annual report, no such approvals have been granted.

Foreign exchange restrictions have also begun to affect imports of goods and services. Some of Ternium Argentina’s key steelmaking inputs, including iron ore and metallurgical coal, are imported into Argentina from other markets. In March 2022, the Argentine government imposed further restrictions to access the foreign exchange market for payment of imports. If such restrictions are maintained, or are further tightened, Ternium Argentina could be restricted from making payment of imports for key steelmaking inputs which would adversely affect its operations, or would need to resort to alternative, more expensive arrangements, which would affect its results of operations.

As an environment of volatility and uncertainty remains in place as of the date of this annual report, there is no assurance that the Argentine central bank or other Argentine authority will not further tighten exchange controls or impose new foreign exchange restrictions in the future. Any such additional controls and restrictions could further impair Ternium Argentina’s ability to access the official foreign exchange market, expose Ternium to losses resulting from fluctuations in the exchange rate, affect Ternium’s ability to finance its investments in Argentina and impair Ternium Argentina’s ability to make payments to foreign suppliers or creditors (which could disrupt Ternium Argentina’s operations), pay dividends or royalties abroad, or fund investments or other activities offshore.

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

E.     Taxation

The following discussion of the material Luxembourg and U.S. federal income tax consequences of an investment in our shares and ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our shares or ADSs, including the tax consequences under U.S. state and local tax laws.
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
As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to Luxembourg corporate income tax (impôt sur le revenu des collectivités) and Luxembourg municipal business tax (impôt commercial communal, on its worldwide income from Luxembourg or foreign sources). For the purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders”. A “non-Luxembourg Holder” means any investor in shares or ADSs of the Company other than a Luxembourg Holder.
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

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary, and the restructuring of indirect holdings in certain subsidiaries.

The first phase of the corporate reorganization was completed in December 2010 and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of the Company's assets. The second phase of the reorganization was completed in 2011.

Following the completion of the first phase of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve in its tax balance sheet for an amount of $7.9 billion ($3.4 billion –net of accumulated fiscal losses- remaining at 2021 year-end). Dividend distributions will be charged to the special reserve and therefore should not be subject to Luxembourg withholding tax (up-to- the remaining amount of such special reserve).

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

Capital gains realized by Luxembourg resident individuals holding (alone or together with the resident’s spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company at any time during the five years prior to the sale, (or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and the former holder held at least 10% in the capital of the company at any moment during said five years) will be taxable at half of the individual’s applicable global tax rate (as determined progressively), if a holding period of six months following their acquisition elapsed (21% for 2021). Within the six month period, progressive income tax rates apply (ranging from 0 to 42%* in 2021).

*A 7% surcharge for the Employment Fund applies on the income tax due. The surcharge for the Employment Fund amounts to 9% for taxpayer in tax class 1 or 1a with taxable income exceeding EUR 150,000 (EUR 300,000 for taxpayer in tax class 2).

Luxembourg resident corporate holders

Capital gains, including currency exchange gains realized upon the disposal of shares or ADSs by a fully taxable resident corporate holder, will in principle be subject to Luxembourg corporate income tax and Luxembourg municipal business tax. The combined applicable rate (including an unemployment fund contribution) for a corporate holder established in Luxembourg City is 24.94% for the fiscal year ending 2021. An exemption from such taxes may be available to the Luxembourg resident corporate holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

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

Nevertheless, a withholding tax exemption may apply if the distribution is made to (as far as relevant in the case at hand):

•a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of article 159 of the Luxembourg Income Tax Law);
•the Luxembourg State, a municipality, or a public body;
•an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the EU Council Directive of November 30, 2011 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (2011/96/UE) as amended, (subject to the general anti-abuse rule provided for by Council Directive 2015/121/EU as implemented into Luxembourg law);
•a capital company or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law;
•a Luxembourg permanent establishment of one of the above-mentioned categories;
•a capital company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption; and
•an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a double tax treaty with Luxembourg.

provided each time that at the date of payment, the holder holds or commits to hold directly (or through a company regarded as tax transparent from a Luxembourg tax perspective), during an uninterrupted period of at least twelve months, shares or ADSs representing at least 10% of the share capital of the Company or acquired for an acquisition price of at least EUR 1,200,000.

Luxembourg Holders

With the exception of Luxembourg corporate holders benefiting from the application of Luxembourg participation exemption as per Article 166 of Luxembourg Income Tax Law (provided that the relevant requirements are met), Luxembourg individual holders, and Luxembourg corporate holders fully subject to Luxembourg corporate tax, must include the distributions received on the shares or ADSs in their taxable income, 50% of the amount of such dividends being exempt from tax. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.

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

Net wealth tax is levied annually at the rate of 0.5% for taxable net wealth not exceeding EUR 500,000,000 and at a rate of 0.05% for the net wealth exceeding EUR 500,000,000, of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The shares or ADSs may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Luxembourg Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

A minimum net wealth tax charge applies as of January 1, 2016 for all corporate entities having their statutory seat or central administration in Luxembourg. Subject to certain conditions, the amount of minimum net wealth tax may vary.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the shares or ADSs held unless the shares or ADSs are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg. The shares or ADSs may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Luxembourg Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

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

Where a holder of shares or ADSs is a resident of Luxembourg for tax purposes at the time of the holder's death, the shares or ADSs are included in its taxable estate for inheritance tax or estate tax purposes.

U.S. federal income taxation

This section describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning shares or ADSs It applies to you only if you hold your shares or ADSs as capital assets for U.S. federal income tax purposes. This discussion addresses only U.S. federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•a dealer in securities,
•a bank,
•a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
•a tax-exempt organization,
•a person who invests through a pass-through entity, including a partnership,
•a life insurance company,
•a former citizen or long-term resident of the United States,
•a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock (including ADSs),
•a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction for U.S. federal income tax purposes,
•a person that purchases or sells shares or ADSs as part of a wash sale for U.S. federal income tax purposes, or
•a person whose functional currency is not the U.S. dollar.

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

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner holding the shares or ADSs is urged to consult his, her or its own tax advisor.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are, for U.S. federal income tax purposes:

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

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income tax.

The tax treatment of your shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company, (“PFIC”), for U.S. federal income tax purposes. Except as discussed below under ”PFIC Rules”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

You should consult your own tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of shares or ADSs in your particular circumstances.

Taxation of distributions

Under the U.S. federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), other than certain pro-rata distributions of our shares, including the amount of any Luxembourg tax withheld, will be treated as a dividend that is subject to U.S. federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income, provided that, in the year that you receive the dividend, we are eligible for the benefits of the Treaty. We believe that we are currently eligible for the benefits of the Treaty and therefore expect that dividends on the shares or ADSs will be qualified dividend income, but there can be no assurance that we will continue to be eligible for the benefits of the Treaty.

You must generally include any Luxembourg tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive it, or, in the case of ADSs, when the depositary receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

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

Taxation of capital gains

If you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

    Additional U.S. Federal Income Tax Considerations

PFIC Rules: Based on the Company’s current and expected income and assets, we believe that the shares or ADSs should not currently be treated as stock of a PFIC for U.S. federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. If we were to be treated as a PFIC, gains realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gains. Furthermore, if you are a U.S. holder, unless you are permitted to elect and you do elect to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, upon sale or disposition of shares or

ADSs you would generally be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income and subject to the excess distribution regime described above.

F.     Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not applicable.

H.     Documents on display

The Company is subject to the reporting requirements of the Exchange Act, as applied to foreign private issuers. Accordingly, the Company is required to file annual and special reports and other information with the SEC; however, foreign private issuers are not required to deliver proxy statements or to file quarterly reports. We prepare quarterly and annual consolidated financial statements in accordance with IFRS. The Company's annual consolidated financial statements are audited by an independent accounting firm. The Company submits quarterly financial information with the SEC on Form 6-K simultaneously with or promptly following the publication of such information in Luxembourg or any other jurisdiction in which the Company’s securities are listed, and the Company files annual reports on Form 20-F within the time period required by the SEC, which is currently four months from the close of the fiscal year on December 31. Reports and other information filed electronically with the SEC are available at the SEC’s internet website at http://www.sec.gov. In addition, such reports and other communications are made available to all shareholders and holders of ADSs on the Company’s website at: https://investors.ternium.com.

For the year ended December 31, 2021, BNY Mellon acted as Depositary under the ADS deposit agreement. As long as the deposit agreement remains in effect, the Company will furnish the Depositary with:

•annual reports, and
•copies of all notices of shareholders meetings and other reports and communications that are made generally available to the Company's shareholders.

The Depositary will, as provided in the deposit agreement and if requested in writing by the Company, arrange for the mailing of such reports, notices and communications to all record holders of ADSs, on a basis similar to that for holders of shares, or on such other basis as the Company may advise the Depositary may be required by any applicable law or regulation or any requirement of any stock exchange to which the Company may be subject. Any reports and communications, including any proxy solicitation material, shall be furnished in English to the extent such materials are required to be translated into English pursuant to any regulations of the SEC.

Any record holder of ADSs may read the reports, notices, or summaries thereof, and communications at the depositary’s office located at 240 Greenwich Street, 8W, New York, NY 10286. In addition, such reports, notices and other communications are made available to all shareholders and holders of ADSs on the Company’s website at: https://investors.ternium.com.

Whenever a reference is made in this annual report to a contract or other document, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of this annual report for a copy of the contract or other document.

I.     Subsidiary Information

 Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk

The multinational nature of our transactions, operations and customer base expose us to a variety of risks, including the effects of changes in interest rates, foreign currency exchange rates and commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate market risk and interest rate costs. In addition, we may use derivative instruments embedded in investment instruments, in compliance with Ternium’s policy for financial investments. We do not use derivative financial instruments for other purposes. In addition, in the ordinary course of business we also face risks with respect to financial instruments that are either non-financial or non-quantifiable. Such risks principally include country risk and credit risk and are not presented in the following analysis. For additional information about our financial risk management, see note 28 to the consolidated financial statements included in this annual report.

The following tables provide a breakdown of Ternium’s debt instruments as of December 31, 2021, by type of interest rate fixing mechanism and year of maturity. The following information should be read together with note 28 “Financial Risk Management” to the consolidated financial statements included in this annual report.

At December 31, 2021	Expected maturity in the year ending December 31,
In $ million	2022	2023	2024	2025	Thereafter	Total
Non-current Debt
Floating Rate		125	522	9	—	656

Current Debt
Fixed Rate	175	—	—	—	—	175
Floating Rate	648	—	—	—	—	648

Total (1) (2)	823	125	522	9	—	1,479

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

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow. The weighted average interest rate of Ternium’s debt was 1.45% at December 31, 2021. This figure incorporates instruments denominated mainly in U.S. dollars, does not include the effect of derivative financial instruments and was calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments as of December 31, 2021.

Total Debt by Currency as of December 31, 2021

$ million
U.S. dollar ($)	1,382
Other	97

Total	1,479

Interest Rate Exposure Risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings with floating rates expose the Company to the risk of increased interest expense in the event of higher market interest rates, while borrowings with fixed rates expose the Company to variations in the instruments’ fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear floating-rate interest. Ternium’s total floating interest rate debt amounted to $1.3 billion (88% of total borrowings) for the year ended December 31, 2021. The interest rate on $6.3 million of this debt is fixed through swaps, as described below.

Interest Rate Derivative Contracts

During 2012 and 2013, Tenigal entered into several interest rate forward starting swap agreements that fix the interest rate to be paid over an aggregate amount of $100 million, at an average rate of 1.92%. These agreements became effective in July 2014, will terminate in July 2022 and have been accounted for as cash flow hedges. As of December 31, 2021, the after-tax cash flow hedge reserve related to these agreements amounted to negative $0.04 million.

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

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2021.

U.S. dollars exposure to:	$ million
E.U. euro (EUR)	(78)
Argentine peso (ARS)	297
Mexican peso (MXN)	(1,255)
Brazilian real (BRL)	66
Colombian peso (COP)	(52)
Other currencies	(1)

We estimate that for each 1% depreciation of the Mexican peso against the U.S. dollar, we would have incurred a pre-tax gain of $12.5 million and $5.9 million for the years 2021 and 2020, respectively; We estimate that for each 1% depreciation of the Argentine peso against the U.S. dollar, we would have incurred a pre-tax loss of $3.2 million and $1.0 million for the years 2021 and 2020, respectively; for each 1% depreciation of the Brazilian real against the U.S. dollar, we would have incurred a pre-tax loss of $0.5 million and $1.1 million for the years 2021 and 2020, respectively; and for each 1% depreciation of the Colombian peso against the U.S. dollar, we would have incurred a pre-tax gain of $0.5 and $0.2 million for the years 2021 and 2020, respectively.

We estimate that for each 1% simultaneous depreciation of the Mexican peso, Argentine peso, Brazilian real and Colombian peso against the U.S. dollar with all other variables held constant, total pre-tax income for 2021 would have been $9.4 million higher ($4.0 million higher for 2020), as a result of net foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly trade receivables, lease liabilities, trade payables, lease liabilities, borrowings and other liabilities.

Considering the same variation of the currencies against the U.S. dollar of all net investments in non-U.S. dollar operations in 2021 (which amounted to $681.7 million), the currency translation adjustment included in total equity would have been $6.7 million lower, arising mainly from the adjustment on translation of the equity related to the

Brazilian real during the year 2021. For further information on the impact of currency translation adjustments on Usiminas, see Item 5. “Operating and Financial Review and Prospects—Overview.”

Foreign Exchange Derivative Contracts

During 2021, 2020 and 2019, Ternium Argentina entered into non-deliverable forward agreements in order to manage the exposure resulting from financial assets and liabilities denominated in Argentine pesos. As of December 31, 2021, the notional amount on these agreements amounted to $100.0 million.

During 2021, 2020 and 2019, Ternium Colombia entered into non-deliverable forward agreements to manage the exposure of certain actual and future trade receivables denominated in Colombian pesos. As of December 31, 2021, the notional amount on these agreements amounted to $87.8 million.

During 2021, 2020 and 2019, Ternium Mexico entered into forward agreements in order to manage the exposure resulting from certain commitments denominated in E.U. euros related to its investment plan in Pesquería and other standard liabilities in E.U. euros. As of December 31, 2021, the aggregate notional amount on these agreements amounted to $44.0 million.

During 2021, 2020 and 2019, Ternium Investments entered into several forward agreements in order to manage the exchange rate exposure generated by the consolidated financial position in E.U. euros. As of December 31, 2021, the notional amount on these agreements amounted to $12.8 million. Also, during 2021 and 2020, Ternium Investments entered into non-deliverable forward agreements to manage the exchange rate exposure generated by actual and future trade receivables denominated in Colombian pesos related to the commissioning of the plant and the business of its subsidiary, Ternium del Atlántico. As of December 31, 2021, there is no notional amount in Colombian pesos.

The consolidated net fair value of these exchange rate derivative contracts as of December 31, 2021, was $2.6 million. For further information on our foreign exchange contracts see note 21 to the consolidated financial statements included in this annual report.

Commodities Exposure Risk

In the ordinary course of its operations, Ternium’s subsidiaries purchase raw materials, such as iron ore and coal, slabs, and other commodities, including electricity and natural gas. Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. During 2021, 2020 and 2019, Ternium did not hedge any commodity position.

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

Fees payable by the Depositary to the Company

Fees paid in 2021. In 2021, the Company received no fees from BNY Mellon in connection with the Company's ADS Program.

Fees to be paid in the future. In the event the Company’s shares are listed in a non-U.S. stock exchange (in addition to the NYSE) allowing for cross-border trading, the Depositary has agreed to reimburse the Company for expenses incurred in connection with the administration and maintenance of the ADS program, including investor relations expenses, annual NYSE listing fees and other program-related expenses, subject to certain limits. The Depositary has also agreed to pay certain standard out-of-pocket maintenance costs for the ADS program. The Company does not currently expect to receive any reimbursement or fees from the Depositary in the near future.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies

None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.
Item 15. Controls and Procedures
    Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2021). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

In addition, under the Company’s articles of association, as supplemented by the audit committee’s charter, the audit committee assists the board of directors in fulfilling its oversight responsibilities relating to the effectiveness of the Company’s systems of internal control, risk management and internal audit over financial reporting. In particular, the audit committee is required to review the scope and results of the activities of the Company’s external auditors and the internal audit function relating to the Company’s internal control over financial reporting, and obtain reports on significant findings and recommendations; and is also required to assess, at least annually at the time the annual accounts are approved, the effectiveness of the Company’s systems of internal control and risk management over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On an yearly basis, management conducts its assessment of the effectiveness of Ternium’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

On February 15, 2022, management reported to the audit committee that management had conducted its assessment of the effectiveness of the Company’s internal controls over financial reporting for the year ended December 31, 2021, and that, based on management’s evaluation and considering the inherent limitations to the effectiveness of any internal control system, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2021.

The effectiveness of Ternium’s internal control over financial reporting as of December 31, 2021 has been audited by PwC Luxembourg, as stated in their report included herein. See “Attestation Report of Registered Public Accounting Firm.”

Attestation Report of Registered Public Accounting Firm

See page F-1 of the audited consolidated financial statements included in this annual report.

Change in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company’s board of directors has determined that none of the audit committee members meets the attributes defined in Item 16A of Form 20-F for “audit committee financial experts”. However, the audit committee as a whole has sufficient relevant knowledge of the business and financial experience to properly discharge its functions. In addition, the audit committee has the authority to engage, at the Company’s expense, independent counsel and other internal or external advisors to review, investigate or otherwise advise on, any matter, as the audit committee may determine to be necessary to carry out its purposes and responsibilities.

Item 16B. Code of Ethics

The Company has adopted a general code of conduct incorporating guidelines and standards of integrity and transparency applicable to all directors, officers and employees. As far as the nature of each relation permits, all principles detailed in the code of conduct also apply to relations with our contractors, subcontractors, suppliers and associated persons. In addition, the Company has adopted a code of ethics, which is intended to supplement the Company’s code of conduct, and applies specifically to the principal executive officer, the principal financial officer, the principal accounting officer or controller, as well as persons performing similar functions.

Our code of conduct and our code of ethics for senior financial officers are posted on our website at:
“https://www.ternium.com/media/oylbqqrj/ternium_codeofconduct_en_v04.pdf” and
“https://www.ternium.com/media/4a3gmogx/c-ethics_ternium.pdf”, respectively.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2021 and 2020, PwC Luxembourg served as the principal external auditor for the Company. Fees paid to PwC Luxembourg and other PwC member firms for the years ended December 31, 2021 and December, 2020 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2021	2020
Audit fees	3,157	3,132
Audit-related fees	78	41
Tax fees	—	95
All other fees	6	21

Total	3,241	3,289

Audit Fees

Audit fees were paid for professional services rendered by the external auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required in connection with the Company's filings with the SEC or other regulatory filings.

Audit-Related Fees

Audit-related fees are typically referred to services that are reasonably related to the performance of the audit or review of the consolidated financial statements of the Company, or the statutory financial statements of the Company and its subsidiaries, and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in annual reports filed with the applicable regulators.

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

During 2021, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2021 and 2022, Inverban Investments S.L., an "affiliate purchaser" (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act), purchased 6,032,422 ADSs of the Company. There were no other purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, by any other affiliated purchaser.

The annual general meeting of shareholders held on May 3, 2021, authorized the Company and the Company’s subsidiaries, for a period of five years, to purchase, acquire or receive, from time to time, shares of the Company, including shares represented by ADSs (collectively, “Securities”), on the terms and conditions set forth below.

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

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

The Company’s corporate governance practices are governed by the Luxembourg Company Law, the Company’s articles of association and applicable securities laws and regulations. As a Luxembourg company listed on the NYSE, the Company is required to comply with some, but not all, of the corporate governance standards of the NYSE. The Company, however, believes that its corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by the NYSE.

The following is a summary of the significant ways that the Company’s corporate governance practices differ from the corporate governance standards required for foreign controlled companies by the NYSE. The Company’s corporate governance practices may differ in non-material ways from certain other standards required by the NYSE that are not detailed here:

Non-management directors’ meetings

Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Neither Luxembourg law nor the Company’s articles of association require the holding of such meetings and the Company does not have a set policy for these meetings. For additional information on board meetings, please see Item 6. “A. Directors, Senior Management and Employees—Board of Directors”.

In addition, NYSE-listed companies are required to provide a method for interested parties to communicate directly with non-management directors as a group. While the Company does not have such a method, it has set up a compliance line for investors and other interested parties to communicate their concerns directly to the members of our audit committee, all of whom are non-management independent directors.

Audit committee composition

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfy the requirements of Rule 10A-3 promulgated under the Exchange Act. Pursuant to the Company’s articles of association, as supplemented by the audit committee’s charter, for as long as the Company's shares are listed on at least one regulated market, the Company must have an audit committee composed of at least three members, the majority of whom must qualify as independent directors (as defined in the Company's articles of association), provided, however, that the composition and membership of the audit committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets). The Company’s audit committee, which currently consists of three members, complies with such requirements. In accordance with NYSE standards, the Company has an audit committee entirely composed of independent directors for purposes of the Exchange Act Rule 10A-3(b)(1). For more information on the Company’s audit committee see Item 6. “Directors, Senior Management and Employees—C. Board Practices-Audit Committee”.

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

Standards for evaluating director independence

Under NYSE standards, the board is required, on a case-by-case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor the Company’s articles of association requires that the board of directors express such an opinion. In addition, the definition of “independent” under the NYSE rules differs in some non-material respects from the definition contained in the Company’s articles of association. For more information on the Company's independent directors and the definition of “independent” under the Company's articles of association, see Item 6. “Directors, Senior Management and Employees—C. Board Practices-Audit Committee”.

Audit committee responsibilities

Pursuant to the Company’s articles of association, the audit committee shall assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of its consolidated financial statements, the effectiveness of its systems of internal control, risk management and internal audit over financial reporting and the independence and performance of the external auditors. The audit committee is required to review and, where applicable, approve material transactions between the Company or its subsidiaries and related parties and also perform the other duties entrusted to it by the board. The NYSE requires certain matters to be set forth in the audit committee charter of U.S. listed companies.

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

Standards for approval of related-party transactions

The Company is subject to Luxembourg laws governing approval of material related party transactions; and the Company’s articles of association and the audit committee charter require the audit committee to review material transactions with related parties to determine whether their terms are consistent with the interests of the Company and its shareholders and with market conditions. In addition, recently amended NYSE standard on related-party transactions requires all NYSE-listed companies’ audit committees (or another independent body of the board of directors) to conduct a reasonable prior review and oversight of all related party transactions for potential conflicts of interest and to prohibit such a transaction if it determines it to be inconsistent with the interests of the Company and its shareholders. The rule defines the term “related party transaction” by reference to the disclosure requirements for annual reports under the Exchange Act. The materiality threshold applicable to foreign private issuers differs to the one applicable to U.S companies. For further details on the approval process for related party transactions, see Item 6.C. “Directors, Senior Management and Employees – Board Practices – Audit Committee”.

Shareholder voting on equity compensation plans

Under NYSE standards, shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. The Company does not currently offer equity-based compensation to its directors, senior management or employees, and therefore does not have a policy on this matter. For further information on directors' compensation, see Item 6. “Directors, Senior Management and Employees—B. Compensation”.

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

See pages F-1 through F-86 of this annual report.

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

TERNIUM S.A.
Consolidated Financial Statements
as of December 31, 2021 and 2020 and
for the years ended on December 31, 2021, 2020 and 2019
26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Ternium S.A.
____________________________________________________________________________________

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ternium S.A. and its subsidiaries (the “Company”) as of 31 December 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company‘s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Uncertain tax position in Mexico

As described in Note 24 (c) to the consolidated financial statements, the Company is subject to potential income tax adjustments in Mexico arising from tax audits performed by Mexican tax authorities in 2015 and 2018. Management's estimate of these adjustments is USD 84 million, including interest and fines. Based on the advice of counsel, management believes that an unfavorable outcome is not probable and no provision has therefore been established in the consolidated financial statements. Management applied significant judgment in estimating this uncertain tax position.

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

PricewaterhouseCoopers, Société coopérative                  Luxembourg, 30 March 2022
Represented by

Magalie Cormier

We have served as the Company’s auditor since 2011.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 (All amounts in $ thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2021	2020	2019

Net sales	4	16,090,744	8,735,435	10,192,818
Cost of sales	5	(9,895,070)	(7,099,923)	(8,452,440)

Gross profit		6,195,674	1,635,512	1,740,378

Selling, general and administrative expenses	6	(950,124)	(762,882)	(897,475)
Other operating income, net	8	25,586	206,843	21,663

Operating income		5,271,136	1,079,473	864,566

Finance expense	9	(26,997)	(46,644)	(88,284)
Finance income	9	62,912	49,421	29,071
Other financial income (expenses) , net	9	56,547	19,554	(39,756)
Equity in earnings of non-consolidated companies	13	400,732	57,555	60,967

Profit before income tax expense		5,764,330	1,159,359	826,564

Income tax expense	10	(1,397,139)	(291,488)	(196,519)

Profit for the year		4,367,191	867,871	630,045

Attributable to:
Owners of the parent		3,825,068	778,468	564,269
Non-controlling interest		542,123	89,403	65,776

Profit for the year		4,367,191	867,871	630,045

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the owners of the parent (expressed in $ per share)		1.95	0.40	0.29

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 (All amounts in $ thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2021	2020	2019

Profit for the year	4,367,191	867,871	630,045

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(484)	160	(41,455)
Currency translation adjustment from participation in non-consolidated companies	(39,997)	(109,079)	(20,470)
Changes in the fair value of financial instruments at fair value through other comprehensive income	960	(3,100)	(877)
Income tax related to financial instruments at fair value	(299)	1,230	—
Changes in the fair value of derivatives classified as cash flow hedges	278	(266)	(750)
Income tax relating to cash flow hedges	(83)	80	225
Other comprehensive income items	—	(966)	669
Other comprehensive income items from participation in non-consolidated companies	(106)	400	6
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	46,777	(36,907)	(67,601)
Income tax relating to remeasurement of post employment benefit obligations	(13,965)	10,790	19,312
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	1,662	15,081	(18,918)

Other comprehensive loss for the year, net of tax	(5,257)	(122,577)	(129,859)

Total comprehensive income for the year	4,361,934	745,294	500,186

Attributable to:
Owners of the parent	3,818,185	666,667	445,473
Non-controlling interest	543,749	78,627	54,713

Total comprehensive income for the year	4,361,934	745,294	500,186
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 (All amounts in $ thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2021		December 31, 2020

ASSETS

Non-current assets
Property, plant and equipment, net	11	6,431,578		6,504,681
Intangible assets, net	12	902,256		908,583
Investments in non-consolidated companies	13	751,475		471,306
Other investments	17	67,277		2,881
Deferred tax assets	19	160,745		158,703
Receivables, net	14	177,803		243,306
Trade receivables, net	15	229	8,491,363	—	8,289,460

Current assets
Receivables, net	14	357,705		288,609
Derivative financial instruments	21	4,353		1,572
Inventories, net	16	3,908,305		2,001,781
Trade receivables, net	15	1,767,196		918,438
Other investments	17	1,290,459		813,527
Cash and cash equivalents	17	1,276,605	8,604,623	537,882	4,561,809

Assets classified as held for sale			1,921		4,966

			8,606,544		4,566,775

Total Assets			17,097,907		12,856,235

EQUITY
Capital and reserves attributable to the owners of the parent			10,535,019		7,286,115

Non-controlling interest			1,700,019		1,157,038

Total Equity			12,235,038		8,443,153

LIABILITIES

Non-current liabilities
Provisions	18	83,299		80,570
Deferred tax liabilities	19	186,216		346,485
Other liabilities	20	506,886		551,856
Trade payables		989		1,145
Derivative financial instruments	21	—		523
Lease liabilities	22	215,250		251,617
Borrowings	23	656,465	1,649,105	1,327,289	2,559,485

Current liabilities
Current income tax liabilities		873,759		110,499
Other liabilities	20	345,123		249,836
Trade payables		1,126,049		1,049,337
Derivative financial instruments	21	1,889		5,835
Lease liabilities	22	44,371		42,486
Borrowings	23	822,573	3,213,764	395,604	1,853,597

Total Liabilities			4,862,869		4,413,082

Total Equity and Liabilities			17,097,907		12,856,235
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2021	2,004,743	(150,000)	(23,295)	1,329,945	(2,324,866)	(2,861,029)	9,310,617	7,286,115	1,157,038	8,443,153

Profit for the year							3,825,068	3,825,068	542,123	4,367,191
Other comprehensive income (loss) for the period
Currency translation adjustment						(37,564)		(37,564)	(2,917)	(40,481)
Remeasurement of post employment benefit obligations				30,447				30,447	4,027	34,474
Cash flow hedges and others, net of tax				100				100	95	195
Others				134				134	421	555

Total comprehensive income (loss) for the year	—	—	—	30,681	—	(37,564)	3,825,068	3,818,185	543,749	4,361,934

Dividends paid in cash (5)							(569,292)	(569,292)	—	(569,292)
Acquisition of non-controlling interest (6)				11				11	(768)	(757)

Balance as of December 31, 2021	2,004,743	(150,000)	(23,295)	1,360,637	(2,324,866)	(2,898,593)	12,566,393	10,535,019	1,700,019	12,235,038

(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2021, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2021, the Company held 41,666,666 shares as treasury shares.
(3) Include mainly legal reserve under Luxembourg law for $200.5 million, undistributable reserves under Luxembourg law for $1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $(72.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Represents $0.29 per share ($2.90 per ADS). Related to the dividends distributed on May 3 and on November 2, 2021, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $12.1 million were included in equity as deduction of dividend paid.
(6) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 (All amounts in $ thousands)

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
(3) Include mainly legal reserve under Luxembourg law for $200.5 million, undistributable reserves under Luxembourg law for $1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $(72.2) million.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2019	2,004,743	(150,000)	(23,295)	1,385,701	(2,324,866)	(2,702,477)	8,203,449	6,393,255	1,091,321	7,484,576

Profit for the year							564,269	564,269	65,776	630,045
Other comprehensive income (loss) for the period
Currency translation adjustment						(57,569)		(57,569)	(4,356)	(61,925)
Remeasurement of post employment benefit obligations				(60,730)				(60,730)	(6,477)	(67,207)
Cash flow hedges and others, net of tax				-268				(268)	(257)	(525)
Others				(229)				(229)	27	(202)

Total comprehensive income (loss) for the year	—	—	—	(61,227)	—	(57,569)	564,269	445,473	54,713	500,186

Dividends paid in cash (5)							(235,569)	(235,569)	—	(235,569)
Dividends paid in cash to non-controlling interest (6)								—	(28,530)	(28,530)
Acquisition of non-controlling interest (7)				8,506				8,506	(14,296)	(5,790)

Balance as of December 31, 2019	2,004,743	(150,000)	(23,295)	1,332,980	(2,324,866)	(2,760,046)	8,532,149	6,611,665	1,103,208	7,714,873

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
(3) Include mainly legal reserve under Luxembourg law for $200.5 million, undistributable reserves under Luxembourg law for $1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $(80.0) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Represents $0.12 per share ($1.20 per ADS). Related to the dividends distributed on May 6, 2019, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $5.0 million were included in equity as deduction of dividend paid.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 (All amounts in $ thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2021	2020	2019

Cash flows from operating activities
Profit for the year		4,367,191	867,871	630,045
Adjustments for:
Depreciation and amortization	11 & 12	591,790	631,051	661,112
Income tax accruals less payments	26 (b)	578,285	66,561	(208,805)
Equity in earnings of non-consolidated companies	13	(400,732)	(57,555)	(60,967)
Interest accruals less payments	26 (b)	5,901	6,991	3,405
ICMS provision recovery, net of reversal of related asset	8 & 24 (i)(g)	—	(186,010)	—
Changes in provisions	18	11,761	623	(1,544)
Changes in working capital (1)	26 (b)	(2,617,789)	352,795	572,684
Net foreign exchange results and others		140,908	78,919	51,689

Net cash provided by operating activities		2,677,315	1,761,246	1,647,619

Cash flows from investing activities
Capital expenditures	11 & 12	(523,610)	(560,013)	(1,052,252)
Recovery/(Loans) to non-consolidated companies	13	—	—	24,480
Increase in other investments	17	(579,010)	(600,884)	(163,800)
Proceeds from the sale of property, plant and equipment		1,752	1,044	788
Dividends received from non-consolidated companies		56,275	—	—
Acquisition of non-controlling interest		(757)	(17,014)	(5,790)

Net cash used in investing activities		(1,045,350)	(1,176,867)	(1,196,574)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(569,292)	—	(235,569)
Dividends paid in cash to non-controlling interests		—	—	(28,530)
Finance lease payments		(45,604)	(42,144)	(38,569)
Proceeds from borrowings		246,046	245,668	1,529,766
Repayments of borrowings		(485,526)	(709,778)	(1,377,605)

Net cash used in financing activities		(854,376)	(506,254)	(150,507)

Increase in cash and cash equivalents		777,589	78,125	300,538

Movement in cash and cash equivalents
At January 1,		537,882	519,965	250,541
Effect of exchange rate changes and inflation adjustment		(38,866)	(60,208)	(31,114)
Increase in cash and cash equivalents		777,589	78,125	300,538

Cash and cash equivalents at December 31, (2)		1,276,605	537,882	519,965

Non-cash transactions:
Acquisition of PP&E under lease contract agreements		13,758	6,101	21,963

(1) The working capital is impacted by non-cash movement of $ (12.5) million as of December 31, 2021 ($(18.0) million and $(70.0) million as of December 31, 2020 and 2019, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.
(2) It includes restricted cash of $58, $54 and $69 as of December 31, 2021, 2020 and 2019, respectively. In addition, the Company had other investments with a maturity of more than three months for $1,357,484, $816,157 and $215,273 as of December 31, 2021, 2020 and 2019, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Notes to the Consolidated Financial Statements
1.    GENERAL INFORMATION
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2021, there were 2,004,743,442 shares issued. All issued shares are fully paid.
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

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2021 and 2020, this special tax reserve amounted $5.8 billion and $6.3 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
2.    BASIS OF PRESENTATION
a)    Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2022), as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“$”), except otherwise indicated.
These Consolidated financial statements fairly present the consolidated equity and consolidated financial situation of Ternium as of December 31, 2021 and 2020, and the consolidated results of its operations, the Changes in the Consolidated Statement of Comprehensive Income, the Changes in Consolidated Net Equity and the Consolidated Cash Flows of Ternium for the years ended December 31, 2021, 2020 and 2019.
Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.
These consolidated financial statements have been prepared under the historical cost convention and certain financial assets and financial liabilities (including derivative instruments) are at fair value through profit or loss.
These consolidated financial statements have been approved for issue by the Board of Directors on February 15, 2022. The Directors have the power to amend and reissue the consolidated financial statements.
Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2021	2020	2019

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L. (1)	Spain	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Solutions S.A. (1)	Uruguay	Other services	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (1)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (2)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Argentina S.A. (3)	Argentina	Manufacturing and selling of flat steel products	62.49%	62.46%	61.50%
Impeco S.A. (4)	Argentina	Manufacturing of pipe products	62.49%	62.49%	61.54%
Prosid Investments S.A. (5)	Uruguay	Holding	62.49%	62.46%	61.51%
Ternium Mexico S.A. de C.V. (6)	Mexico	Manufacturing and selling of steel products	89.22%	89.21%	88.94%
Las Encinas S.A. de C.V. (7)	Mexico	Exploration, exploitation and pelletizing of iron ore	89.22%	89.21%	88.94%
Ferropak Comercial S.A. de C.V. (7)	Mexico	Scrap services company	89.22%	89.21%	88.94%
Transamerica E. & I. Trading Corp. (7)	USA	Scrap services company	89.22%	89.21%	88.94%
Galvacer Chile S.A. (7)	Chile	Distributing company	89.22%	89.21%	88.94%
Ternium Gas México S.A. de C.V. (8)	Mexico	Energy services company	89.22%	89.21%	88.94%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (9)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.61%	44.61%	44.47%
Exiros B.V. (9)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (10)	Mexico	Medical and Social Services	66.47%	66.47%	66.26%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.92%	99.92%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Internacional Guatemala S.A. (11)	Guatemala	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Colombia S.A.S. (12)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Cauca S.A.S. (12)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Siderúrgica de Caldas S.A.S. (12)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Atlántico S.A.S (12)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (12)	Uruguay	Marketing of steel products and procurement services	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (12)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Brasil Ltda. (13)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Tenigal S. de R.L. de C.V. (14)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Soluciones Integrales de Gestión S.A. (15)	Argentina	Other services	100.00%	100.00%	100.00%
Ternium Participaçoes S.A. (15)	Brazil	Holding	100.00%	100.00%	100.00%
Hylsa S.A. de C.V. (16)	Mexico	Manufacturing and selling of steel products	—	89.21%	88.94%
Técnica Industrial S.A. de C.V. (16)	Mexico	Services	—	89.21%	88.94%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2021	2020	2019

Peña Colorada Servicios S.A. de C.V. (17)	Mexico	Services	—	44.61%	44.47%
Ternium Treasury Services S.A. (18)	Uruguay	Financial Services	—	100.00%	100.00%
Ternium International Inc. (19)	Panama	Marketing of steel products	—	—	100.00%
Ternium Investments Switzerland AG (20)	Switzerland	Holding	—	—	100.00%
Ternium Internacional S.A. (21)	Uruguay	Marketing of steel products	—	—	100.00%
Ternium Staal B.V. (22)	Netherlands	Holding and marketing of steel products	—	—	100.00%
(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(2) Since the second quarter of 2021, indirectly through Ternium Internacional España S.L. Total voting rights held 100.00%. Before that, indirectly through Ternium Investments S.à.r.l. total voting rights were 100.00% in 2020.
(3) Indirectly through Ternium Internacional España S.L. Total voting rights held 62.49%.
(4) Indirectly through Ternium Argentina S.A. and Soluciones Integrales de Gestión S.A. Total voting rights held 100.00%.
(5) Indirectly through Ternium Argentina S.A. and Ternium Procurement S.A. Total voting rights held 100.00%.
(6) Indirectly through Ternium Argentina S.A. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(7) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(8) Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.
(9) Total voting rights held: 50.00%. The Company recognizes the assets, liabilities, revenue and expenses in relation to its interest in the joint operation.
(10) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.
(11) Indirectly through Ternium Internacional España S.L. and Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(12) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(13) Since the second quarter of 2020, indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%. Before that, indirectly through Ternium Investments S.à r.l..
(14) Indirectly through Ternium Internacional España S.L. Total voting rights held: 51.00%.
(15) Indirectly through Ternium Investments S.à r.l. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(16) This company was merged into Ternium Mexico S.A. de C.V. as of August 9, 2021.
(17) This company was merged into Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. as of July 6, 2021.
(18) This company was dissolved as of April 12, 2021.
(19) This company was dissolved as of December 7, 2020.
(20) This company was dissolved as of December 4, 2020.
(21) This company was dissolved as of July 14, 2020.
(22) This company was merged into Ternium Internacional España S.L. as of May 27, 2020, effective as of January 1, 2020.

The most important non-controlling interest is related to the investment in Ternium Argentina S.A., which is a company listed in the Buenos Aires Stock Exchange (see note 30). All the information related to this investment could be found in the Buenos Aires Stock Exchange webpage.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
3.    ACCOUNTING POLICIES

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2021, 2020 and 2019.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
Buildings and facilities        1-28 years
Machinery            1-11 years
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2021, 2020 and 2019, is approximately 7%, 4% and 5% per year, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

When analyzing the existence of impairment indicators, the exploration and evaluation areas from the mining units will be evaluated.
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
As of December 31, 2021 and 2020, the carrying amount of goodwill allocated to the Mexico CGU was $662.3 million, of which $619.8 million corresponds to steel operations and $42.5 million to mining operations.
(5)    Research and development
Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2021, 2020 and 2019 totaled $9.8 million, $8.3 million and $10.0 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
3.    ACCOUNTING POLICIES (continued)
(6)    Customer relationships acquired in a business combination
In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships in connection with the acquisition of Ternium Staal B.V. as of September 7, 2017. The value of the slab commitment agreement by which Ternium Investments S.à r.l. was entitled to invoice, under certain conditions, the price difference between slabs and hot rolled coils has been amortized using the units of slabs sold method. As of December 31, 2021, the asset related to this slab commitment agreement was fully amortized.
(7)    Trademarks acquired in a business combination
Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.
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
Ternium uses, for the steel segment impairment tests, cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. In the case of CGU Mexico, cash flow projections are prepared until the mines are fully depleted and are based on past performance and expectations of market development; then a perpetuity rate starts. The growth rate used for the perpetuity rate is of 2.3%. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
3.    ACCOUNTING POLICIES (continued)
Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2021 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGU for impairment was 9.93% (as of December 31, 2020, 8.87%).
As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.
Considering the economic situation in Argentina, the increase in the inflation rates, the devaluation of the Argentine peso and a weaker industrial environment as of June 30, 2020, the Company decided to assess the recoverability of its investments in Argentina, resulting in no impairment charges to be recognized. As of June 30, 2020, the discount rate used to test the investment in Argentine subsidiaries for impairment was 14.3%. Also, considering the economic situation in Brazil as of June 30, 2020, the Company decided to assess the recoverability of its investments in Brazil, resulting in no impairment charges to be recognized. As of June 30, 2020, the discount rate used to test the investment in the Brazilian subsidiary for impairment was 10.3%. As of December 31, 2021 and 2020, no new impairment triggers were detected in these CGUs and, consequently, no impairment tests were prepared.

In connection with investments in non-consolidated companies and considering that the market value of Usiminas was slightly below the book value as of December 31, 2021, the Company decided to assess the recoverability of its investment in Usiminas as of such date, resulting in no impairment charges to be recognized. As of December 31, 2021, the discount rate used to test the investment in Usiminas for impairment was 11.95%.

During the years 2021, 2020 and 2019, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill).
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
(k)     Assets (disposal groups) classified as held for sale
Assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.
The carrying value of assets classified as held for sale, at December 31, 2021 and 2020 totals $1.9 million and $5.0 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
As of December 31, 2021 and 2020, the outstanding liability corresponding to the Program amounts to $67.7 million and $43.4 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2021 and 2020, is $72.1 million and $43.3 million, respectively.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
The amount of borrowing costs that Ternium capitalized during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2021, 2020 and 2019, the capitalized borrowing costs were of $6.3 million, $13.1 million and $16.1 million, respectively.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
3.    ACCOUNTING POLICIES (continued)
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2021 and 2020, the effective portion of designated cash flow hedges (net of taxes) amounted to $(0.04) million and $(0.23) million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 26 (a)).
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
3.    ACCOUNTING POLICIES (continued)
Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 3(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2021 was 9.93% and no impairment charge resulted from the impairment test performed. See notes 3(f) and 3(e)(4).
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
(3)    Loss contingencies
Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, uncertain tax positions, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to $83.3 million and $80.6 million as of December 31, 2021 and 2020, respectively,.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
3.    ACCOUNTING POLICIES (continued)
As of December 31, 2021 and 2020, the Company recorded no allowance for net realizable value and $61.5 million and $58.6 million, respectively, as allowance for obsolescence.
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

Considering the economic situation in Argentina as of December 31, 2019, and as of June 30, 2020, the Company tested the recoverability of its investment in Ternium Argentina as of such dates, resulting in no impairment charges to be recognized. As of December 31, 2021 and 2020, no new impairment triggers were detected and, consequently, no impairment test was prepared.
The Company also tested the recoverability of its investments in the rest of the subsidiaries as of June 30, 2020, due to the pandemic, resulting in no impairment charges to be recognized. Considering that no new impairment indicators were identified in the rest of subsidiaries as of December 31, 2021 and 2020, the Company additionally tested the value of the goodwill for impairment, resulting in no impairment charges to be recognized.
In connection with investments in non-consolidated companies and considering that the market value of Usiminas was slightly below the book value as of December 31, 2021, the Company decided to assess the recoverability of its investment in Usiminas as of such date, resulting in no impairment charges to be recognized. As of December 31, 2021, the discount rate used to test the investment in Usiminas for impairment was 11.95%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
3.    ACCOUNTING POLICIES (continued)

The present value of the lease payments is determined using the discount rate representing a risk-free interest rate, adjusted by a spread related to the credit quality of the Company in each location and currency rate in connection with each lease contract.

(9) Change in the functional currency of argentine subsidiaries

The determination of the functional currency requires management to make significant judgments. Ternium Argentina has performed a review of its functional currency and concluded that the currency that most faithfully represents the economics effects of the entity is the U.S. dollar and therefore its functional currency has changed from the local currency to the U.S. dollar. This change was prospective from January 1, 2020, and did not affect the balances at December 31, 2019, nor results or cash flows for the year then ended.

It was based on the following considerations:
–In the last two years, the exchange rate of the Argentine peso has been severely affected by devaluations against the U.S. dollar and Argentina continues to be a highly inflationary economy. These events had very limited impact on sale's price in U.S. dollar;
–In this context, there is also a greater proportion of total production cost in U.S. dollar;
–Furthermore, new global trade restrictions, affecting the international trade of steel along with limited restrictions of imports in Argentina, have led to a greater correlation of local prices to global prices.
–Factors to determine the functional currency were always mixed. However, currently most of revenue and costs of production are negotiated and priced in U.S. dollar.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

(dd) Climate Change

Ternium is committed to the UN Global Compact Initiative, its sustainable development goals, and the world's efforts to address Climate Change.

The Company is determined to find ways to reduce the carbon footprint of its operations and the steel value chain. In February 2021, Ternium announced a medium-term target to reduce its carbon dioxide emissions intensity rate by 20% in 2030, compared to its 2018 base rate of 1.7 tons of carbon dioxide per ton of steel. The Company’s strategy to achieve this 2030 reduction target consists of a multi-faceted approach that includes increasing the use of renewable energy and the development of energy efficiency strategies, increasing the participation of scrap in the metallic mix, improving the carbon capture capacity at its DRI facilities, replacing coking coal with charcoal and prioritizing lower specific-emission steelmaking technologies.

The Company intends to continue analyzing and developing measures to decarbonize its operations over the longer term. This endeavor will require significant long-term investments, conditioned by technology innovation, cooperation within the value chain, government regulations, and capital availability for decarbonization projects. Factors like access to abundant and affordable clean energy, appropriate energy infrastructure, local and global regulation that guarantee fair trade and carbon capture storage, access to sustainable finance for low emissions steel-making technologies, and changes in consumer behavior will be key in the development of solutions and the outcomes in the next decades.

Given that Ternium’s climate-change-related decarbonization plans span over many years and are subject to significant uncertainty as described above, they have not been included as part of the assumptions used to calculate future cash flows of the recoverable amount of the company’s CGUs. Estimates and assumptions related to the impairment test over long-lived assets and goodwill, useful lives of assets, capital and research and development expenditures, inventory valuation, recovery of deferred tax assets and provisions, and contingent liabilities are based on available information and government regulations in place as of December 31, 2021, as well as on the company’s current short-term investment plans.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
4.    SEGMENT INFORMATION
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
It also includes the sales of energy.
The Steel segment comprises four operating segments: Mexico, Southern Region, Brazil and Other markets. These four segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Brazil operating segment includes the business generated in Brazil. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala and Germany.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
4.    SEGMENT INFORMATION (continued)

	Year ended December 31, 2021
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	16,043,033	526,270	(478,559)	16,090,744
Cost of sales	(10,082,270)	(310,634)	497,834	(9,895,070)

Gross profit	5,960,763	215,636	19,275	6,195,674

Selling, general and administrative expenses	(923,660)	(26,464)	—	(950,124)
Other operating income, net	24,515	1,071	—	25,586

Operating income - IFRS	5,061,618	190,243	19,275	5,271,136

Management view
Net sales	16,043,033	536,588	(488,877)	16,090,744
Operating income	4,210,135	204,070	1,586	4,415,791
Reconciliation items:
Differences in Cost of sales				855,345

Operating income - IFRS				5,271,136

Financial income (expense), net				92,462
Equity in earnings (losses) of non-consolidated companies				400,732

Income before income tax expense - IFRS				5,764,330

Depreciation and amortization - IFRS	(528,144)	(63,646)	—	(591,790)

	Year ended December 31, 2020
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	8,679,513	390,541	(334,619)	8,735,435
Cost of sales	(7,172,635)	(268,905)	341,617	(7,099,923)

Gross profit	1,506,878	121,636	6,998	1,635,512

Selling, general and administrative expenses	(740,056)	(22,826)	—	(762,882)
Other operating income (expenses), net	208,965	(2,122)	—	206,843

Operating income - IFRS	975,787	96,688	6,998	1,079,473

Management view
Net sales	8,679,513	384,255	(328,333)	8,735,435
Operating income	1,046,623	101,937	689	1,149,249
Reconciliation items:
Differences in Cost of sales				(69,776)

Operating income - IFRS				1,079,473

Financial income (expense), net				22,331
Equity in earnings (losses) of non-consolidated companies				57,555

Income before income tax expense - IFRS				1,159,359

Depreciation and amortization - IFRS	(580,807)	(50,244)	—	(631,051)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
4.    SEGMENT INFORMATION (continued)

	Year ended December 31, 2019
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	10,186,171	364,058	(357,411)	10,192,818
Cost of sales	(8,552,493)	(259,535)	359,588	(8,452,440)

Gross profit	1,633,679	104,523	2,177	1,740,378

Selling, general and administrative expenses	(885,146)	(12,330)	—	(897,475)
Other operating income (expenses), net	21,931	(268)	—	21,663

Operating income - IFRS	770,466	91,924	2,177	864,566

Management view
Net sales	10,230,650	417,619	(410,972)	10,237,297
Operating income	841,169	146,636	2,177	989,982
Reconciliation items:
Differences in Cost of sales				99,315
Effect of inflation adjustment (Note 3 (cc))				(224,731)

Operating income - IFRS				864,566

Financial income (expense), net				(98,969)
Equity in earnings (losses) of non-consolidated companies				60,967

Income before income tax expense - IFRS				826,564

Depreciation and amortization - IFRS	(612,744)	(48,368)	—	(661,112)
GEOGRAPHICAL INFORMATION
The Company has revenues attributable to the Company’s country of incorporation (Luxembourg), related to a contract acquired as a part of the acquisition of the participation in Ternium Brasil Ltda.As of December 31, 2021, this contract has been fully amortized and will not generate revenues in the following periods.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2021
	Mexico	Southern region	Brazil and Other markets	Total

Net sales	8,990,868	3,377,596	3,722,280	16,090,744

Non-current assets (1)	4,789,273	861,149	1,683,412	7,333,834

	Year ended December 31, 2020
	Mexico	Southern region	Brazil and Other markets	Total

Net sales	4,660,278	1,762,785	2,312,372	8,735,435

Non-current assets (1)	4,726,342	919,490	1,767,432	7,413,264

	Year ended December 31, 2019
	Mexico	Southern region	Brazil and Other markets	Total

Net sales	5,477,690	1,704,132	3,010,996	10,192,818

Non-current assets (1)	4,584,802	1,008,860	1,889,757	7,483,419

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(1) Includes Property, plant and equipment and Intangible assets.
4.    SEGMENT INFORMATION (continued)
REVENUES BY PRODUCT

	Year ended December 31,
	2021	2020	2019

Semi-finished (1)	167,138	3,632	51,496
Slabs	1,304,437	1,047,311	1,753,090
Hot rolled (2)	6,356,576	2,880,055	3,275,941
Cold rolled	1,990,143	1,101,963	1,165,406
Coated (3)	5,303,394	3,015,132	3,263,463
Roll-formed and tubular (4)	659,609	413,337	380,688
Other products (5)	309,447	274,005	302,734

TOTAL SALES	16,090,744	8,735,435	10,192,818
(1)Semi-finished includes billets and round bars.
(2)Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(3)Coated includes tin plate and galvanized products.
(4)Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles, steel decks and pre-engineered metal building systems.
(5)Other products include mainly sales of energy and pig iron.
5.    COST OF SALES

	Year ended December 31,
	2021	2020	2019

Inventories at the beginning of the year	2,001,781	2,158,298	2,689,829
Translation differences	—	—	(21,919)

Plus: Charges for the year
Raw materials and consumables used and other movements	9,835,504	5,359,938	6,165,654
Services and fees	151,251	112,924	151,373
Labor cost	689,614	546,045	611,615
Depreciation of property, plant and equipment	514,746	527,283	508,934
Amortization of intangible assets	23,519	14,624	17,805
Maintenance expenses	582,633	371,368	467,090
Office expenses	7,741	6,131	8,513
Insurance	12,309	10,641	9,674
Change of obsolescence allowance	3,965	(1,279)	8,413
Recovery from sales of scrap and by-products	(37,597)	(20,892)	(23,793)
Others	17,909	16,623	17,550

Less: Inventories at the end of the year	(3,908,305)	(2,001,781)	(2,158,298)

Cost of Sales	9,895,070	7,099,923	8,452,440

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
6.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2021	2020	2019

Services and fees (1)	60,216	53,220	79,283
Labor cost	250,697	192,854	215,418
Depreciation of property, plant and equipment	14,153	15,920	16,034
Amortization of intangible assets	39,372	73,224	118,339
Maintenance and expenses	6,977	4,275	4,894
Taxes	160,254	97,075	104,014
Office expenses	34,968	27,314	35,956
Freight and transportation	365,455	283,808	307,958
Increase (decrease) of allowance for doubtful accounts	350	336	(293)
Others	17,682	14,856	15,872

Selling, general and administrative expenses	950,124	762,882	897,475
(1) For the year ended December 31, 2021, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $3,241, including $3,157 for audit services, $78 for audit-related services and $6 for all other services.
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

7.    LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2021	2020	2019

Wages, salaries and social security costs	878,347	677,541	759,678
Termination benefits	18,677	25,265	28,269
Post-employment benefits (Note 20 (i))	43,287	36,093	39,086

Labor costs	940,311	738,899	827,033
As of December 31, 2021, 2020 and 2019, the quantity of employees was 20,142, 20,173 and 19,863, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

8.    OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2021	2020	2019

Results of sundry assets	8,558	1,363	258
Provision for legal claims and other matters (Note 18 and 24 (ii))	—	—	1,997
Recovery of provision related to the ICMS action of unconstitutionality (Note 24 (i) (g)) (1)	—	380,075	—
Other operating income (2)	40,587	20,093	19,408

Other operating income	49,145	401,531	21,663

Reversal of the asset in connection with the ICMS provision (Note 24 (i) (g)) (1)	—	(194,065)	—
Provision for legal claims and other matters (Note 18 and 24 (ii))	(11,761)	(623)	—
Reversal of the asset in connection with the slab commitment agreement (Note 3 (e) (6))	(11,798)	—	—

Other operating expense	(23,559)	(194,688)	—

Other operating income (expenses), net	25,586	206,843	21,663

(1)For the year ended December 31, 2020, it includes the gain generated by the recovery of the provision for contingencies related to the ICMS action of unconstitutionality ($380,075), partially compensated by the reversal of the related credit ($194,065). For more information about this case, see note 24 (i) (g)).
(2) For the year ended December 31, 2021, it includes the recovery of certain tax credits in Brazil of $27,200.

9.    OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2021	2020	2019

Interest expense	(26,997)	(46,644)	(88,284)

Finance expense	(26,997)	(46,644)	(88,284)

Interest income	62,912	49,421	29,071

Finance income	62,912	49,421	29,071

Net foreign exchange gain (loss)	(36,761)	3,379	(136,897)
Inflation adjustment results	—	—	117,956
Change in fair value of financial assets	75,801	6,104	—
Derivative contract results	1,485	11,933	(10,831)
Others	16,022	(1,862)	(9,984)

Other financial income (expenses), net	56,547	19,554	(39,756)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
10.    INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2021	2020	2019

Current tax
Current tax	(1,650,281)	(338,408)	(256,460)
Effect of changes in tax law (1)	—	—	4,178

Deferred tax (Note 19)
Deferred tax	185,655	39,895	38,785
Effect of changes in tax law (1)	(9,117)	—	16,979
Recovery of income tax (2)	76,604	7,025	—

Income tax expense	(1,397,139)	(291,488)	(196,519)
(1) For 2021, it includes the modification of the tax rate in Argentina enacted in 2017 and modified in 2019 and 2021, setting the corporate income tax rate to 35% for the year 2021 going forward.
For 2019, it includes mainly the application of the new tax law in Argentina that enables the tax inflation adjustment. The reduction of the tax rate in Argentina enacted in 2017 was modified in 2019, setting the corporate income tax rate to 30% for the year 2020 and to 25% from the year 2021 going forward.

(2) It includes the recovery of tax credits in Ternium Brasil Ltda.

Income tax expense for the years ended December 31, 2021, 2020 and 2019 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2021	2020	2019

Income before income tax	5,764,330	1,159,359	826,564

Income tax expense at statutory tax rate	(1,633,556)	(350,896)	(247,592)
Non taxable income	37,815	118,540	71,101
Non deductible expenses	—	—	(476)
Effect of currency translation on tax base (1)	131,115	(66,157)	33,133
Increase of unrecognized tax losses carried-forward	—	—	(73,842)
Recovery of income tax	76,604	7,025	—
Effect of changes in tax law	(9,117)	—	21,157

Income tax expense	(1,397,139)	(291,488)	(196,519)
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
11.    PROPERTY, PLANT AND EQUIPMENT, NET

(1) Property, plant and equipment, net

	Year ended December 31, 2021
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	592,761	3,567,732	7,179,626	289,877	1,203,362	143,309	349,003	13,325,670
Accumulated depreciation	—	(1,754,476)	(4,714,976)	(231,719)	—	(27,185)	(92,633)	(6,820,989)

Net book value at January 1, 2021	592,761	1,813,256	2,464,650	58,158	1,203,362	116,124	256,370	6,504,681

Opening net book value	592,761	1,813,256	2,464,650	58,158	1,203,362	116,124	256,370	6,504,681
Translation differences	(70)	(161)	(43)	(11)	(18)	—	—	(303)
Additions	—	1,874	282	1,285	418,736	38,800	13,758	474,735
Capitalized borrowing costs	—	—	—	—	6,294	—	—	6,294
Disposals / Consumptions	—	(7,439)	(801)	(1,276)	(1,915)	(15,150)	(1,995)	(28,576)
Indexation	—	—	—	—	—	—	4,523	4,523
Transfers	2,053	461,377	585,186	13,884	(1,063,377)	—	—	(877)
Depreciation charge	—	(135,822)	(328,383)	(17,934)	—	(2,607)	(44,153)	(528,899)

Closing net book value	594,744	2,133,085	2,720,891	54,106	563,082	137,167	228,503	6,431,578

Values at the end of the year
Cost	594,744	4,023,271	7,707,052	294,356	563,082	166,959	364,971	13,714,435
Accumulated depreciation	—	(1,890,186)	(4,986,161)	(240,250)	—	(29,792)	(136,468)	(7,282,857)

Net book value at December 31, 2021	594,744	2,133,085	2,720,891	54,106	563,082	137,167	228,503	6,431,578

	Year ended December 31, 2020
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	594,435	3,412,904	6,931,970	268,398	1,119,348	140,028	355,928	12,823,011
Accumulated depreciation	—	(1,618,882)	(4,377,389)	(218,033)	—	(19,656)	(49,470)	(6,283,430)

Net book value at January 1, 2020	594,435	1,794,022	2,554,581	50,365	1,119,348	120,372	306,458	6,539,581

Opening net book value	594,435	1,794,022	2,554,581	50,365	1,119,348	120,372	306,458	6,539,581
Translation differences	(134)	(297)	(68)	(37)	(6)	—	—	(542)
Additions	—	18,552	1,487	2,345	482,606	20,362	6,101	531,453
Capitalized borrowing costs	—	—	—	—	13,100	—	—	13,100
Disposals / Consumptions	—	(183)	(124)	(1,106)	(3,775)	(13,782)	(3,254)	(22,224)
Indexation	—	—	—	—	—	—	(9,388)	(9,388)
Transfers	(1,540)	137,379	247,824	23,352	(407,911)	(3,200)	—	(4,096)
Depreciation charge	—	(136,217)	(339,050)	(16,761)	—	(7,628)	(43,547)	(543,203)

Closing net book value	592,761	1,813,256	2,464,650	58,158	1,203,362	116,124	256,370	6,504,681

Values at the end of the year
Cost	592,761	3,567,732	7,179,626	289,877	1,203,362	143,309	349,003	13,325,670
Accumulated depreciation	—	(1,754,476)	(4,714,976)	(231,719)	—	(27,185)	(92,633)	(6,820,989)

Net book value at December 31, 2020	592,761	1,813,256	2,464,650	58,158	1,203,362	116,124	256,370	6,504,681

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
11.    PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(2) Right-of-use assets

	Right-of-use assets
	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	239,211	109,792	—	349,003
Accumulated depreciation	(58,052)	(34,581)	—	(92,633)

Net book value at January 1, 2021	181,159	75,211	—	256,370

Opening net book value	181,159	75,211	—	256,370
Net additions	2,732	10,852	174	13,758
Disposal/Derecognition	(353)	(1,642)	—	(1,995)
Indexation	4,027	496	—	4,523
Depreciation charge	(29,368)	(14,741)	(44)	(44,153)

Closing net book value	158,197	70,176	130	228,503

Values at the end of the year
Cost	245,300	119,497	174	364,971
Accumulated depreciation	(87,103)	(49,321)	(44)	(136,468)

Net book value at December 31, 2021	158,197	70,176	130	228,503

	Right-of-use assets
	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	245,752	110,176	—	355,928
Accumulated depreciation	(28,895)	(20,575)	—	(49,470)

Net book value at January 1, 2020	216,857	89,601	—	306,458

Opening net book value	216,857	89,601	—	306,458
Net additions	2,416	3,685	—	6,101
Disposal/Derecognition	(1,666)	(1,588)	—	(3,254)
Indexation	(7,024)	(2,364)	—	(9,388)
Depreciation charge	(29,424)	(14,123)	—	(43,547)

Closing net book value	181,159	75,211	—	256,370

Values at the end of the year
Cost	239,211	109,792	—	349,003
Accumulated depreciation	(58,052)	(34,581)	—	(92,633)

Net book value at December 31, 2020	181,159	75,211	—	256,370
The cost related to variable-lease payments that do not depend on an index or rate amounted to $20.0 million for the year ended December 31, 2021 ($10.6 million for the year ended December 31, 2020). The expenses related to leases for which the Company applied the practical expedient described in paragraph 5 (a) of IFRS 16 (leases with contract term of less than 12 months) amounted to $2.0 million for the year ended December 31, 2021 ($0.8 million and $3.4 million for the year ended December 31, 2020 and 2019, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
12.    INTANGIBLE ASSETS, NET

	Year ended December 31, 2021
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	369,468	275,912	26,221	604,929	73,935	662,307	2,012,772
Accumulated depreciation	(293,627)	(163,298)	—	(573,329)	(73,935)	—	(1,104,189)

Net book value at January 1, 2021	75,841	112,614	26,221	31,600	—	662,307	908,583

Opening net book value	75,841	112,614	26,221	31,600	—	662,307	908,583
Additions	29,066	2,864	32,520	—	—	—	64,450
Disposals / Consumptions	—	—	—	(11,798)	—	—	(11,798)
Transfers	3,929	47,493	(47,510)	—	—	—	3,912
Depreciation charge	(29,044)	(21,468)	—	(12,379)	—	—	(62,891)

Closing net book value	79,792	141,503	11,231	7,423	—	662,307	902,256

Values at the end of the year
Cost	402,387	326,269	11,231	295,597	73,935	662,307	1,771,726
Accumulated depreciation	(322,595)	(184,766)	—	(288,174)	(73,935)	—	(869,470)

Net book value at December 31, 2021	79,792	141,503	11,231	7,423	—	662,307	902,256

	Year ended December 31, 2020
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	342,857	256,736	19,522	604,929	73,935	662,307	1,960,286
Accumulated depreciation	(268,476)	(152,219)	—	(521,818)	(73,935)	—	(1,016,448)

Net book value at January 1, 2020	74,381	104,517	19,522	83,111	—	662,307	943,838

Opening net book value	74,381	104,517	19,522	83,111	—	662,307	943,838
Additions	25,698	2,034	23,845	—	—	—	51,577
Transfers	1,021	17,141	(17,146)	—	—	—	1,016
Depreciation charge	(25,259)	(11,078)	—	(51,511)	—	—	(87,848)

Closing net book value	75,841	112,614	26,221	31,600	—	662,307	908,583

Values at the end of the year
Cost	369,468	275,912	26,221	604,929	73,935	662,307	2,012,772
Accumulated depreciation	(293,627)	(163,298)	—	(573,329)	(73,935)	—	(1,104,189)

Net book value at December 31, 2020	75,841	112,614	26,221	31,600	—	662,307	908,583
The Company has not registered any impairment charges in connection with Goodwill (see notes 3 (f) and (bb) (1) and (5)).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2021	2020

At the beginning of the year	471,306	513,648

Equity in earnings of non-consolidated companies	400,732	57,555
Other comprehensive income	(38,441)	(93,598)
Dividends from non-consolidated companies	(82,122)	(6,299)

At the end of the year	751,475	471,306

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

Company	Country of incorporation	Main activity	Voting rights at		Value at

			December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	681,711	422,948
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	64,140	42,625
Other non-consolidated companies (1)					5,624	5,733

					751,475	471,306
(1)     It includes the investment held in Finma S.A.I.F., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.
(a)Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS
As of December 31, 2021, Ternium, through its subsidiaries, owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), the largest flat steel producer in Brazil for the energy, automotive and other industries.

Ternium, through its subsidiaries, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. As at December 31, 2021, the Usiminas control group holds, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

As of December 31, 2021, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 14.51 (approximately $2.60; December 31, 2020: BRL15.69 - $3.02) per ordinary share and BRL15.16 (approximately $2.72; December 31, 2019: BRL14.61 - $2.81) per preferred share, respectively. Accordingly, as of December 31, 2021, Ternium’s ownership stake had a market value of approximately $653.9 million ($756.3 million as of December 31, 2020) and a carrying value of $681.7 million ($422.9 million as of December 31, 2020).
Considering that the market value of Usiminas was slightly below the book value as of December 31, 2021, the Company tested the recoverability of its investment in Usiminas as of such date, resulting in no impairment charges to be recognized. Furthermore, the Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

As of December 31, 2021 and 2020, the value of the investment in Usiminas is comprised as follows:

	USIMINAS
Value of investment	As of December 31, 2021	As of December 31, 2020

At the beginning of the year	422,948	486,643
Share of results (1)	379,067	35,580
Other comprehensive income	(38,680)	(93,237)
Dividends	(81,624)	(6,038)

At the end of the year	681,711	422,948
(1) It includes the adjustment of the values associated to the purchase price allocation.
The investment in Usiminas is based in the following calculation:

Usiminas' shareholders' equity	3,897,381
Percentage of interest of the Company over shareholders' equity	20.41%

Interest of the Company over shareholders' equity	795,444

Purchase price allocation	54,141
Goodwill	186,262
Impairment	(354,136)

Total Investment in Usiminas	681,711
On February 11, 2022, Usiminas issued its annual accounts as of and for the year ended December 31, 2021.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

Summarized balance sheet (in million $)	As of December 31, 2021	As of December 31, 2020

Assets
Non-current	3,491	3,487
Current	2,325	1,339
Other current investments	75	276
Cash and cash equivalents	1,184	661

Total Assets	7,075	5,763

Liabilities
Non-current	477	540
Non-current borrowings	1,098	1,122
Current	1,104	836
Current borrowings	31	26

Total Liabilities	2,710	2,524

Non-controlling interest	468	378

Shareholders' equity	3,897	2,861

Summarized income statement (in million $)	Year ended December 31, 2021	Year ended December 31, 2020

Net sales	6,270	3,133
Cost of sales	(4,168)	(2,509)
Gross Profit	2,102	624
Selling, general and administrative expenses	(199)	(161)
Other operating income (loss), net	197	61
Operating income	2,100	524
Financial expenses, net	158	(234)
Equity in earnings of associated companies	41	30
Profit (Loss) before income tax	2,299	320
Income tax benefit	(426)	(97)
Net profit (loss) before non-controlling interest	1,873	223
Non-controlling interest in other subsidiaries	(185)	(117)
Net profit (loss) for the year	1,688	106
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
Techgen stated in its annual accounts as of and for the year ended December 31, 2021, that revenues amounted to $419 million ($314 million as of December 31, 2020), net profit from continuing operations to $45 million ($44 million as of December 31, 2020), non-current assets to $791 million ($833 million as of December 31, 2020), current assets to $91 million ($59 million as of December 31, 2020), non-current liabilities to $614 million ($709 million as of December 31, 2020), current liabilities to $134 million ($95 million as of December 31, 2020) and shareholders’ equity to $134 million ($89 million as of December 31, 2020).
During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to $127.4 million as of December 31, 2021, and which are due in June 2026.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)
On February 2019, Techgen S.A. de C.V. entered into syndicated loan agreement with HSBC Mexico, Natixis, Credit Agricole, BNP, Santander, Intesa SP and Norinchukin (the “Syndicated Loan”), out of which $463 million was outstanding as of June 30, 2021, according to the following terms: (i) Libor + 170 bps; (ii) maturity on February 13, 2026; (iii) average life 2.65 years; and (iv) guaranteed by: assets, shares, a debt service reserve account - which represents 10% of the outstanding amount- and the fix capacity charge cash-flow.

On August 5, 2021, Ternium Investments completed the purchase of a participation in this Syndicated Loan for an amount of $68 million. As of December 31, 2021, the outstanding syndicated loan amount was of $423 million and Ternium Investments’ participation was of $62 million.

For commitments from Ternium in connection with Techgen, see note 24.

14.    RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2021	2020

Receivables with related parties (Notes 25 and 13 (b))	126,860	126,908
Employee advances and loans	23,147	2,326
Advances to suppliers for the purchase of property, plant and equipment	14,435	14,078
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 25)	2,075	2,452
Other tax credits	9,803	97,202
Others	1,483	340

Receivables, net – Non-current	177,803	243,306

	As of December 31,
	2021	2020

Value added tax	195,070	188,027
Income tax credits	44,544	8,205
Other tax credits	24,402	29,834
Employee advances and loans	5,703	4,355
Advances to suppliers	16,700	12,009
Advances to suppliers with related parties (Note 25)	7,160	11,927
Expenses paid in advance	11,785	8,160
Government tax refunds on exports	7,639	6,499
Receivables with related parties (Note 25)	26,743	7,446
Others	17,959	12,147

Receivables, net – Current	357,705	288,609

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
15.    TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2021	2020

Trade receivables	229	—

Trade receivables, net – Non-current	229	—

Current accounts	1,699,252	832,544
Trade receivables with related parties (Note 25)	77,416	96,394
Allowance for doubtful accounts (Note 18)	(9,472)	(10,500)

Trade receivables, net - Current	1,767,196	918,438

	Trade receivables, net as of December 31, 2021
	Total	Fully performing	Past due

Guaranteed	838,798	795,466	43,332
Not guaranteed	938,099	886,079	52,020

Trade receivables	1,776,897	1,681,545	95,352

Allowance for doubtful accounts (Note 18)	(9,472)	—	(9,472)

Trade receivables, net	1,767,425	1,681,545	85,880

	Trade receivables, net as of December 31, 2020
	Total	Fully performing	Past due

Guaranteed	387,718	373,384	14,334
Not guaranteed	541,220	518,914	22,306

Trade receivables	928,938	892,298	36,640

Allowance for doubtful accounts (Note 18)	(10,500)	—	(10,500)

Trade receivables, net	918,438	892,298	26,140
16.    INVENTORIES, NET

	As of December 31,
	2021	2020

Raw materials, materials and spare parts	990,360	606,429
Goods in process	1,848,181	838,403
Finished goods	737,650	313,257
Goods in transit	393,590	302,302
Obsolescence allowance (Note 18)	(61,476)	(58,610)

Inventories, net	3,908,305	2,001,781

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
17.    CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS – NON CURRENT AND CURRENT

	As of December 31,
	2021	2020

Investments in debt instruments and other	67,025	2,629
Other investments	252	252

Other investments, net – Non-current	67,277	2,881

	As of December 31,
	2021	2020

(i) Other investments
Other deposits with maturity of more than three months	1,290,459	813,527

Other investments - Current	1,290,459	813,527
(ii) Cash and cash equivalents
Cash and banks	305,136	129,500
Restricted cash	58	54
Short-term bank deposits	692,529	259,020
Other deposits with maturity of less than three months	278,882	149,308

Cash and cash equivalents	1,276,605	537,882
18.    ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non current	Liabilities	Liabilities
	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2021

Values at the beginning of the year	80,570	41,673
Translation differences	(5,898)	(1,084)
Additions	15,802	(8,491)
Reversals	(4,041)	—
Uses	(3,134)	—

At December 31, 2021	83,299	32,098

Year ended December 31, 2020

Values at the beginning of the year	613,352	26,556
Translation differences	(151,466)	(1,049)
Additions	3,760	16,166
Reversals	(384,933)	—
Uses	(143)	—

At December 31, 2020	80,570	41,673

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
18.    ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended December 31, 2021

Values at the beginning of the year	10,500	58,610	4,515
Translation differences	(721)	(5)	(323)
Additions	775	15,968	5,909
Reversals	(425)	(12,003)	—
Uses	(657)	(1,094)	(6,491)

At December 31, 2021	9,472	61,476	3,610

Year ended December 31, 2020

Values at the beginning of the year	12,961	62,167	8,502
Translation differences	(1,789)	—	(1,241)
Additions	1,437	11,009	3,633
Reversals	(1,101)	(12,288)	—
Uses	(1,008)	(2,278)	(6,379)

At December 31, 2020	10,500	58,610	4,515
19.    DEFERRED INCOME TAX
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	As of December 31,
	2021	2020

At the beginning of the year	(187,782)	(239,740)

Translation differences	(69)	(36)
Effect of changes in tax law (note 10)	(9,117)	—
Credits directly to other comprehensive income	(14,158)	12,100
Deferred tax credit (note 10)	185,655	39,894

At the end of the year	(25,471)	(187,782)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
19.    DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2021

At the beginning of the year	(426,140)	(30,187)	(20,710)	(2,021)	(479,058)

Income statement credit (charge)	72,720	79,624	(5,613)	(8,938)	137,793

At the end of the year	(353,420)	49,437	(26,323)	(10,959)	(341,265)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other (2)	Total at December 31, 2021

At the beginning of the year	52,342	9,186	31,084	198,664	291,276

Translation differences	—	—	—	(69)	(69)
Credits directly to other comprehensive income	—	—	—	(14,158)	(14,158)
Effect of changes in tax law	—	—	—	(9,117)	(9,117)
Income statement credit (charge)	29,797	25,958	(27,506)	19,613	47,862

At the end of the year	82,139	35,144	3,578	194,933	315,794
(1) As of December 31, 2021, the recognized deferred tax assets on tax losses amount to $3,578 and there are net unrecognized deferred tax assets of $0.1 billion and unrecognized tax losses amounting to $0.8 billion. These two last effects are connected to the acquisition of Ternium Brasil Ltda.
(2) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2020

At the beginning of the year	(437,376)	(63,460)	(17,109)	(1,189)	(519,134)

Translation differences	46	—	—	—	46
Income statement credit (charge)	11,190	33,273	(3,601)	(832)	40,030

At the end of the year	(426,140)	(30,187)	(20,710)	(2,021)	(479,058)

Deferred tax assets	Provisions	Trade receivables	Tax losses (3)	Other	Total at December 31, 2020

At the beginning of the year	45,654	10,200	42,766	180,774	279,394

Translation differences	—	—	—	(82)	(82)
Credits directly to other comprehensive income	—	—	—	12,100	12,100
Income statement credit (charge)	6,688	(1,014)	(11,682)	5,872	(136)

At the end of the year	52,342	9,186	31,084	198,664	291,276
(3) As of December 31, 2020, the recognized deferred tax assets on tax losses amount to $31,084 and there are net unrecognized deferred tax assets of $0.2 billion and unrecognized tax losses amounting to $1.0 billion. These two last effects are connected to the acquisition of Ternium Brasil Ltda.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

20.    OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2021	2020

(i) Other liabilities - Non current

Post-employment benefits	390,942	432,648
Other employee benefits	74,787	52,647
Asset retirement obligation (note 18) (1)	32,098	41,673
Other	9,059	24,888

Other liabilities – Non-current	506,886	551,856
(1) The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2021	2020

Present value of unfunded obligations	390,942	432,648

Liability in the statement of financial position	390,942	432,648
The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2021	2020

Current service cost	13,624	9,954
Interest cost	29,663	26,139

Total included in labor costs	43,287	36,093
Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2021	2020

At the beginning of the year	432,648	405,935
Transfers, new participants and funding of the plan	1,255	(2)
Total expense	43,287	36,093
Remeasurements	(46,777)	36,907
Effect of changes in demographic assumptions	710	(545)
Effect of changes in financial assumptions	(82,243)	30,830
Effect of experience adjustments	34,756	6,622
Translation differences	(11,720)	(21,722)
Contributions paid	(27,751)	(24,563)
At the end of the year	390,942	432,648

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
20.    OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2021	2020

Discount rate	8.00%	6.50%
Compensation growth rate	6.00% - 7.00%	6.00% - 7.00%

	Year ended December 31,
Argentina	2021	2020

Discount rate	6.00% - 7.00%	6.00% - 7.00%
Compensation growth rate	2.00% - 3.00%	2.00% - 3.00%
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-8.8%	10.5%
Compensation growth rate	1.00%	2.5%	-1.9%
Pension growth rate	1.00%	-1.1%	1.3%
Life expectancy	1 year	-2.6%	2.7%
The estimated future payments for the next five years will be between $27.9 million and $37.6 million per year.

	As of December 31,
	2021	2020

(ii) Other liabilities - Current
Payroll and social security payable	161,303	113,117
VAT liabilities	107,453	70,226
Other tax liabilities	53,378	41,738
Termination benefits	787	400
Related Parties (Note 25)	28	2,004
Asset retirement obligation (Note 18)	3,610	4,515
Others	18,564	17,836

Other liabilities – Current	345,123	249,836

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
21.    DERIVATIVE FINANCIAL INSTRUMENTS
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments at December 31, 2021 and 2020 were as follows:

	As of December 31,
	2021	2020

Contracts with positive fair value
Foreign exchange contracts	4,353	1,572

	4,353	1,572

Contracts with negative fair value
Interest rate swap contracts	(163)	(523)
Foreign exchange contracts	(1,726)	(5,835)

	(1,889)	(6,358)
Derivative financial instruments breakdown is as follows:
(a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2021, most of the Company’s long-term borrowings were at variable rates.

During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of $100 million, at an average rate of 1.92%. As of December 31, 2021, only $6.3 million remain outstanding. These agreements,which became effective during July 2014, will be due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2021, the after-tax cash flow hedge reserve related to these agreements amounted to $(0.04) million.

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2019	(72)	23	(49)

(Decrease) / Increase	(454)	136	(318)
Reclassification to income statement	188	(56)	132

At December 31, 2020	(338)	103	(235)

(Decrease) / Increase	—	—	—
Reclassification to income statement	278	(83)	195

At December 31, 2021	(60)	20	(40)
The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2021 (amounting to a loss of $0.06 million) is expected to be reclassified to the income statements in accordance to the payments of interests in connection with the borrowings hedged by these derivative contracts, during 2021 and up to the end of the life of the borrowing in 2022.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
21.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)
(b) Foreign exchange contracts
From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the $, in accordance with the Company’s policy for derivative instruments.
During 2021, 2020 and 2019, Ternium Argentina entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated by Argentine peso-denominated financial assets and liabilities. As of December 31, 2021, the notional amount on these agreements amounted to $100.0 million.
Furthermore, during 2021, 2020 and 2019, Ternium Colombia S.A.S. has entered into non-deliverable forward agreements to manage the exposure of certain actual and future trade receivables denominated in its local currency. As of December 31, 2021, the notional amount on these agreements amounted to $87.8 million.
During 2021, 2020 and 2019, Ternium Mexico entered into several forward agreements mainly to manage the exchange rate exposure generated by future payables in EUR related to the investment plan in Pesquería and other standard liabilities in EUR . Furthermore, a minor part of the forward agreements were carried out in order to manage the exchange rate exposure arising from sales in EUR. As of December 31, 2021, the aggregate notional amount on these agreements amounted to $44.0 million.
During 2021, 2020 and 2019, Ternium Investments S.à.r.l., entered into several forward agreements in order to manage the exchange rate exposure generated by the consolidated financial position in EUR. As of December 31, 2021, the notional amount on these agreements amounted to $12.8 million. In addition, during 2021 and 2020, Ternium Investments S.à r.l. entered into non-deliverable forward agreements to manage the exchange rate exposure generated by actual and future trade receivables denominated in Colombian pesos related to the commissioning of the plant and the business of its subsidiary, Ternium del Atlántico. As of December 31, 2021, there is no outstanding notional amount in Colombian pesos.
The net fair values of the exchange rate derivative contracts as of December 31, 2021 and 2020 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2021	2020

EUR/$	Forward - Buy EUR	47.1 million EUR	245	1,572
COP/$	ND Forward - Sell COP	337.3 billion COP	4,038	(5,835)
EUR/$	Forward - Sell EUR	3.0 million EUR	70	—
ARS/$	ND Forward - Buy ARS	10.9 billion ARS	(1,726)	—

			2,627	(4,263)
COP: Colombian pesos; EUR: Euros; $: U.S. dollars; ARS: Argentine pesos.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
22.    LEASE LIABILITIES

	Lease liabilities
	Current	Non Current	Total

Year ended December 31, 2020
Values at the beginning of the year	40,546	298,219	338,765
Translation differences	1,082	(753)	329
Net proceeds	192	2,978	3,170
Indexation	(811)	(8,687)	(9,498)
Repayments	(42,144)	—	(42,144)
Interest accrued	16,116	—	16,116
Interest paid	(12,635)	—	(12,635)
Reclassifications	40,140	(40,140)	—

As of December 31, 2020	42,486	251,617	294,103

Year ended December 31, 2021
Values at the beginning of the year	42,486	251,617	294,103
Translation differences	(2,187)	(5,878)	(8,065)
Net proceeds	3,334	8,319	11,653
Indexation	1,810	3,009	4,819
Repayments	(45,604)	—	(45,604)
Interest accrued	14,967	—	14,967
Interest paid	(12,252)	—	(12,252)
Reclassifications	41,817	(41,817)	—

As of December 31, 2021	44,371	215,250	259,621

	As of December 31, 2021	As of December 31, 2020
Commitments in relation to finance leases are payable as follows:
Within one year	52,803	56,929
Later than one year but not later than five years	156,538	176,399
Later than five years	128,435	161,145
Minimum lease payments	337,776	394,473
Future finance charges	(78,155)	(100,370)
Total Financial lease liabilities	259,621	294,103

The present value of finance lease liabilities is as follows:
Within one year	44,371	42,486
Later than one year but not later than five years	122,966	134,857
Later than five years	92,284	116,760

Total minimum lease payments	259,621	294,103

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

23.    BORROWINGS

	As of December 31,
	2021	2020

(i) Non-current
Bank borrowings	659,999	1,334,369
Less: debt issue costs	(3,534)	(7,080)

	656,465	1,327,289

(ii) Current
Bank borrowings	825,139	399,249
Less: debt issue costs	(2,566)	(3,645)

	822,573	395,604

Total Borrowings	1,479,038	1,722,893

The maturity of borrowings is as follows:

	Expected Maturity Date
	2022	2023	2024 and thereafter	At December 31, (1)
				2021	2020

Fixed Rate	174,965	—	—	174,965	129,949
Floating Rate	647,607	124,698	531,768	1,304,073	1,592,944

Total	822,572	124,698	531,768	1,479,038	1,722,893
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
The weighted average interest rates - which incorporate instruments denominated mainly in U.S. dollars and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2021	2020

Bank borrowings	1.45%	1.43%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2021 and 2020, respectively.
Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2021	2020

$	Floating	1,252,543	1,557,483
$	Fixed	129,000	113,268
ARS	Floating	—	8
MXN	Floating	16,310	6,256
COP	Floating	35,220	29,197
COP	Fixed	40,783	16,681
GTQ	Fixed	5,182	—

		1,479,038	1,722,893
$: U.S. dollars; ARS: Argentine pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; MXN: Mexican pesos.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
23.    BORROWINGS (continued)
Ternium’s most significant borrowings as of December 31, 2021, were those incurred under Ternium México’s syndicated loan facilities, in order to finance the construction of its hot rolling mill, hot-dip galvanizing and painting lines in Pesquería, under Tenigal’s syndicated loan facility, in order to finance the construction of its hot-dipped galvanizing mill in Pesquería, Mexico, under Ternium Investments S.à r.l., in order to finance the acquisition of Ternium Brasil, and under Ternium Brasil's syndicated loan facility, in order to finance solely activities related to its exports of goods:

			In $ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2021	Maturity

Years 2012 and 2013	Tenigal	Syndicated loan	200	25	July 2022
September 2017	Ternium Investments S.à r.l.	Syndicated loan	1,500	375	September 2022
June 2018	Ternium Mexico	Syndicated loan	1,000	250	June 2023
August 2019	Ternium Brasil	Syndicated loan	500	500	August 2024
The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio). As of December 31, 2021, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(b) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the CVM, determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter.
On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners,which has no set timeframe to resolve on the matter. In addition, on April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside.In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

(c) Potential Mexican income tax adjustment
In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately $56.4 million, including interest and fines. Additionally, in September 2018, the Mexican tax authority, as a result of a tax audit for the fiscal year 2011 to Ternium Mexico, as predecessor of APM, objected mainly the deduction of the tax loss remaining for the year 2008, for which the estimated income tax adjustment would be of approximately $27.6 million, including interest and fines.
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
(d) Fishermen associations’ claims
Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of $24.5 million was recorded at the acquisition date in connection with this matter ($8.8 million and $10.9 million as of December 31, 2021 and 2020, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(e) Tax assessments relating to the use of certain ICMS tax credits
The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.
The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as raw materials or intermediary products but as goods for consumption and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of $57.7 million was recorded as of the acquisition date in connection with this matter ($32.5 million and $34.9 million as of December 31, 2021 and 2020, respectively).
(f) ICMS deferral tax benefit - Action of Unconstitutionality
On March 31, 2005, through State Law No. 4,529 (Law RJ 4529), the State of Rio de Janeiro granted Ternium Brasil a tax incentive consisting of a deferral of ICMS payable by Ternium Brasil in connection with the construction and operation of the company’s Rio de Janeiro steelmaking complex. The incentive applies in respect of the acquisition of fixed assets and certain raw materials (i.e. iron ore, pellets, alloys, coke, coal and scrap) and significantly reduces input ICMS credit accumulation by Ternium Brasil. The tax incentive was granted for a period of 20 years from the commencement of the construction works for Ternium Brasil’s Rio de Janeiro steel complex.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

As at December 31, 2020, both the asset, which expired on September 7, 2020, of $194.1 million recorded in the Company’s financial statements arising from its right to recover 50% of the contingency amount from Thyssenkrupp and the contingent liability of $380.1 million recorded in its financial statements in connection with this matter have been derecognized. Accordingly, the Company recognized in the year ended December 31, 2020, a net gain in the amount of $186.0 million.

(ii) Commitments
The following are Ternium’s main off-balance sheet commitments:
(a) Ternium Argentina signed agreements to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2024, for an estimated total amount of $890.0 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
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
(b) Ternium Argentina also signed various contracts for the provision of natural gas, including Tecpetrol and Energy Consulting Services S.A., both related companies of Ternium, assuming firm commitments for a total of $82.6 million payable until April 2025. Additionally, Ternium Argentina signed contracts for gas transportation with Transportadora de Gas del Norte S.A., a related company of Ternium, assuming firm commitments for a total of $20.6 million payable until April 2028.
(c) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon until 2021, for an aggregate amount of $16.2 million, which is due to terminate in 2037.
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
(e) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply of energy to four of Ternium Mexico’s plants. On March 31, 2008, two of those plants were terminated by Iberdrola. The contracted electrical demand as of December 31, 2021, is 51.7 MW. Iberdrola currently supplies approximately 7% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of $750 thousand per MW of the 111.2 MW originally contracted capacity, resulting over time in a total value of $83.4 million. In addition, Iberdrola agreed to recognize to Ternium México $15.0 million through discounted rates. The above-mentioned credit and discount ended in June 2019 and Ternium Mexico's rates under the contract are now market rates with a 2.5% discount; however, Ternium Mexico is entitled to terminate the contract without penalty. On October 21, 2020, Ternium Mexico decided to terminate the contract effective November 15, 2021; however, this termination date was extended by common agreement with Iberdrola for an additional fixed period and the new effective termination date would be January 31, 2022.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
f) Ternium México issued a guarantee letter covering up to approximately $16.6 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. ("GIMSA"), under the natural gas trading agreement between GIMSA and BP Energía México ("BPEM"). The credit line granted by BPEM in connection with this natural gas trading agreement amounted to approximately $17.0 million. As of December 31, 2021, the outstanding amount under the natural gas trading agreement was $11.5 million, which is below the amount included in the guarantee letter issued by Ternium México.
(g) On June, 2018, Ternium Mexico entered into a loan agreement with a syndicate of banks for a $1,000 million syndicated loan facility for the purpose of financing capital expenditures, the repayment or prepayment of existing debt, and other general corporate purposes. The Company entered the Facility on June 12, 2018, and the final maturity date is on June 12, 2023, being payable in eight consecutive and equal semi-annual installments commencing on December 13, 2019. The main financial covenant that the Facility requires to meet is the consolidated net senior leverage ratio to be not greater than 3.5 to 1.00. During 2019, the facility was fully disbursed ($400 million was disbursed during 2018 and $600 million by the end of June 2019). As of December 31, 2021, the outstanding value of this loan agreement was $250 million and the Company was in compliance with all of its covenants.
(h) Ternium Mexico issued a guarantee letter covering up to approximately $61.8 million of the obligations of Techgen, S.A. de C.V. (“Techgen”), under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power (“ENEL”). The amount equals the remnant balance if Techgen decides to terminate the agreement prior to the expiration date (and decreases as time of the contract passes). The contract was signed on May 25, 2018, and terminates on June 30, 2041.
(i) In June 2008, Ternium Mexico entered into an industrial gas supply agreement with Praxair Mexico for the Guerrero and Juventud facilities until December 2024, for a total amount of $421 million. In 2011, an amendment agreement added the purchase of hydrogen for the Juventud and Universidad facilities valid until April 2025. As of December 31, 2021, the agreement considers a minimum annual oxygen consumption of 96 million cubic meters, valued at approximately $4.5 million per year. The Company is in compliance with the minimum annual quotas established, which represent less than half of the average annual consumption.

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

(l) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016, and ending during the second half of 2036. As of December 31, 2021, the outstanding value of this commitment was approximately $206.7 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to $99.2 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2021.

(m) Ternium issued two stand-by letters of credit covering 48% of the funding of a debt service reserve account under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement dated as of February 13, 2019, amounted to $640 million and the proceeds were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks, which funds were used in the construction of the facility. As of December 31, 2021, the outstanding aggregated amount under the stand-by letters of credit was $46.8 million, as a result the amount guaranteed by Ternium was approximately $22.4 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
(p) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. As of December 31, 2021, the outstanding amount of this commitment was $138.3 million.
(q) Ternium Brasil also signed on November 2007 a contract with Primetals Technologies Brazil Ltda. for the provision of maintenance services at a central workshop for the entire steel mill complex, including caster maintenance for the steel plant. As of December 31, 2021, the outstanding amount of the mentioned services was approximately $44.7 million and is due to terminate on November 2024. Ternium Brasil is currently using more hours than the minimum quantity of contracted hours.
(r) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon to satisfy the requirements up to January 2029. The outstanding amount was approximately $202.0 million as of December 31, 2021. The contract has minimum daily-required volumes.
(s) Ternium Brasil signed on January 2015 a contract with Naturgy (formerly Companhia Distribuidora de Gás do Rio de Janeiro) for the supply of natural gas, which was due to terminate on December 2019. This agreement was automatically renewed for another two years, is due to terminate on December 2021 and can be interrupted by common agreement due to free market conditions' changes. The outstanding amount was of $24.1 million (or 61.3 million m3) as of December 31, 2021. Ternium Brasil is currently purchasing more than the minimum volume required by the contract, which is 85% of the volume mentioned before.
(t) Ternium Brasil signed on May 2019 a contract with LSI Logistica S.A. for mobile equipment rental. This agreement is due to terminate on May 2024 and the outstanding amount was $7.2 million as of December 31, 2021. The contract only has a penalty in case of anticipated termination.
(u) The acquisition of Ternium Brasil Ltda. was mainly financed through an unsecured 5-year syndicated facility in the principal amount of $1.5 billion granted to the Company’s subsidiary, Ternium Investments S.àr.l., by a syndicate of banks. The facility is to be repaid in eight consecutive and equal semi-annual installments, commencing on March 5, 2019, and has been guaranteed by the Company’s subsidiary, Ternium México, S.A. de C.V. The borrower and the guarantor are subject to certain covenants customary for transactions of this type, including limitations on liens and encumbrances, transactions with affiliates, consolidations and mergers and restrictions on investments. The guarantor is additionally subject to limitations on the sale of certain assets and compliance with a leverage ratio. There are no limitations to the payment of dividends applicable to the borrower or the guarantor, except, with respect to the borrower, upon an event of default under the facility. During 2018 and 2019, the Company made prepayments of principal for $375 million and $725 million, respectively. As of December 31, 2021, the outstanding value of this syndicated facility was $375 million and both the borrower and the guarantor were in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(iii) Restrictions on the distribution of profits
In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.
As of December 31, 2021, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.
The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
25.    RELATED PARTY TRANSACTIONS
As of December 31, 2021, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
For commitments with Related parties, see note 24.
The following transactions were carried out with related parties:

	Year ended December 31,
	2021	2020	2019

(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	950,792	432,511	515,123
Sales of goods to other related parties	195,636	15,972	77,375
Sales of services and others to non-consolidated parties	178	173	171
Sales of services and others to other related parties	1,496	1,009	1,060

	1,148,102	449,665	593,729
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	508,784	347,638	408,309
Purchases of goods from other related parties	65,964	83,738	71,324
Purchases of services and others from non-consolidated parties	10,279	9,421	14,563
Purchases of services and others from other related parties	98,065	75,483	155,289
Purchases of goods and services in connection with lease contracts from other related parties	—	201	8,859

	683,092	516,481	658,343
(c) Financial results
Income with non-consolidated parties	6,256	7,182	9,478
Expenses in connection with lease contracts from other related parties	(1,013)	(1,484)	(945)

	5,243	5,698	8,533
(d) Dividends received
Dividends from non-consolidated parties	82,122	6,299	3,111

	82,122	6,299	3,111
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	1,029	765	929
Income (expenses), net with other related parties	879	1,042	986

	1,908	1,807	1,915

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
25.    RELATED PARTY TRANSACTIONS (continued)

	As of December 31,
	2021	2020

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	204,329	227,074
Receivables from other related parties	26,690	3,674
Advances from non-consolidated parties	5,383	6,647
Advances to suppliers with other related parties	3,852	7,732
Payables to non-consolidated parties	(72,373)	(30,407)
Payables to other related parties	(16,617)	(29,095)
Lease liabilities with other related parties	(2,635)	(3,550)

	148,629	182,075
(iii) Officers and Directors’ compensation
During the year ended December 31, 2021 the cash compensation of Officers and Directors amounted to $18,137 (2020: $13,736). In addition, Officers received 1,194,190 Units for a total amount of $6,276 (2020: $4,289) in connection with the incentive retention program mentioned in note 3 (o)(3).

26.    OTHER REQUIRED DISCLOSURES

(a) Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

At December 31, 2019	(72)	23	(49)	(3,768,944)

(Decrease) / Increase	(454)	136	(318)	(108,919)
Reclassification to income statement	188	(56)	132	—

At December 31, 2020	(338)	103	(235)	(3,877,863)

(Decrease) / Increase	—	—	—	(40,481)
Reclassification to income statement	278	(83)	195	—

At December 31, 2021	(60)	20	(40)	(3,918,344)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
26.    OTHER REQUIRED DISCLOSURES (continued)
(b) Statement of cash flows

	Year ended December 31,
	2021	2020	2019

(i) Changes in working capital (1)
Inventories	(1,906,524)	156,517	510,972
Receivables and others	(41,535)	(29,539)	6,175
Trade receivables	(885,200)	(12,110)	161,454
Other liabilities	106,223	37,517	(95,131)
Trade payables	109,247	200,410	(10,786)

	(2,617,789)	352,795	572,684
(ii) Income tax accrual less payments
Tax accrued (Note 10)	1,397,139	291,488	196,519
Taxes paid	(818,854)	(224,927)	(405,324)

	578,285	66,561	(208,805)
(iii) Interest accruals less payments
Interest accrued (Note 9 and 22)	41,964	62,760	104,855
Interest paid	(36,063)	(55,769)	(101,450)

	5,901	6,991	3,405
(1)    Changes in working capital are shown net of the effect of exchange rate changes.

(c) Financial debt reconciliation

	Financial debt
	Finance lease liabilities	Short term borrowings	Long term borrowings	Total

At December 31, 2019	(338,765)	(559,782)	(1,628,892)	(2,527,439)
Cash flows	54,779	511,203	(3,655)	562,327
Reclassifications	—	(306,414)	306,414	—
Acquisitions - finance leases	(3,170)	—	—	(3,170)
Foreign exchange adjustments	(329)	4,962	—	4,633
Other non cash movements	(6,618)	(45,573)	(1,156)	(53,347)
At December 31, 2020	(294,103)	(395,604)	(1,327,289)	(2,016,996)
Cash flows	57,856	253,824	9,210	320,890
Reclassifications	—	(662,708)	662,708	—
Acquisitions - finance leases	(11,653)	—	—	(11,653)
Foreign exchange adjustments	8,059	7,643	—	15,702
Other non cash movements	(19,780)	(25,728)	(1,094)	(46,602)
At December 31, 2021	(259,621)	(822,573)	(656,465)	(1,738,659)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
27.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
The following amendments, standards and interpretations have been applied on the year starting January 1, 2021:

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

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2021, and have not been early adopted:

International Accounting Standard 12, “Income taxes” - Amendments

The IASB has issued amendments to IAS 12 “Income taxes”, which introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit.

The Company's management has assessed the effects of applying these amendments on the Company’s financial statements and has not identified any material impact in the application of these amendments.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
27.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

Other standards and interpretations non-significant for the Company’s financial statements:
–Amendments to IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associate or joint venture
–Amendments to IAS 1 - Classification of Liabilities as Current or Non-current
–Amendments to IFRS 3 - Reference to the Conceptual Framework
–Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use
–Amendments to IAS 37 - Onerous Contracts – Cost of Fulfilling a Contract
–Annual Improvements to IFRS Standards 2018–2020 cycle
–Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies
–Amendments to IAS 8 – Definition of accounting estimates

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
28. FINANCIAL RISK MANAGEMENT
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
Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income.
The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2021.

Exposure to functional currency	$ million

EU euro (EUR)	(78)
Argentine peso (ARS)	297
Mexican peso (MXN)	(1,255)
Brazilian real (BRL)	66
Colombian peso (COP)	(52)
Other currencies	(1)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
28.    FINANCIAL RISK MANAGEMENT (continued)

The main relevant exposures correspond to:
(a)Argentine peso vs. U.S. dollar
If the Argentine peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $3.2 million and $1.0 million as of December 31, 2021 and 2020, respectively.
(b)Mexican peso vs. U.S. dollar
If the Mexican peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $12.5 million and $5.9 million as of December 31, 2021 and 2020, respectively.

(c)Colombian peso vs. U.S. dollar
If the Colombian peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $0.5 million and $0.2 million as of December 31, 2021 and 2020, respectively.

(d) Brazilian real vs. U.S. dollar
If the Brazilian real had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $0.5 million and $1.1 million as of December 31, 2021 and 2020, respectively.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax income for the year would have been $9.4 million higher ($4.0 million higher as of December 31, 2020), as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly trade receivables, trade payables, lease liabilities, borrowings and other liabilities.
Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to $681.7 million, the currency translation adjustment included in total equity would have been $6.7 million lower, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2021.
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
Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 1.45% and 1.43% as of December 31, 2021 and 2020, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument.
Ternium’s total variable interest rate debt amounted to $1,304 million (88.2% of total borrowings) at December 31, 2021 and $1,593 million (92.5% of total borrowings) at December 31, 2020.
If interest rates on the aggregate average notional of U.S. dollar denominated borrowings held during 2021, excluding borrowings with derivatives contracts mentioned in Note 21 (a), had been 100s basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2021 would have been $17.3 million lower ($20.3 million lower as of December 31, 2020).
Effect of IBOR reform
Reform and replacement of various inter-bank offered rates (‘IBORs’) has become a priority for regulators. Most IBOR rates stopped being published by December 31, 2021, while certain U.S. dollar LIBOR rates would stop being published by June 30, 2023.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
28.    FINANCIAL RISK MANAGEMENT (continued)
Ternium would not be required to transition to alternative interest rate benchmarks as of December 31, 2021, as most of its outstanding borrowings with floating interest rates based in U.S. dollar LIBOR rates will be fully repaid before June 30, 2023 and such LIBOR rates will continue to be published until such date. All newly transacted floating rate financial liabilities will be linked to an alternative benchmark rate (e.g. SOFR + spread adjustments).
Under any specific requests of any of its counterparties in these outstanding borrowings, Ternium will negotiate to perform a transition of legacy IBOR-based financial instruments to alternative benchmark interest rates. The Company has prepared a sensitivity analysis considering this situation and concluded that no material impacts could derive from this change. The Company is also enhancing its IT systems and internal processes to ensure smooth transition from IBOR to alternative benchmark interest rates.
1.2) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.
Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 57.3% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2021, in comparison with approximately 61.1% as of December 31, 2020. The investments in financial assets are as follows:

	At December 31, 2021	At December 31, 2020

Cash and cash equivalents	1,276,605	537,882

Other Investments - Current and Non-Current	1,357,485	816,157
Fixed Income (time-deposit, zero-coupon bonds, commercial papers)	863,416	579,917
Deposit certificates	710,996	451,857
Commercial papers	92,729	128,060
Other	59,691	—
Bonds and other fixed income	490,806	233,611
Non - U.S. government securities	367,333	135,671
Corporate securities	123,473	97,940
Other notes	3,263	2,629

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
As of December 31, 2021, trade receivables total $1,767.4 million ($918.4 million as of December 31, 2020). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of $30.3 million ($1.3 million as of December 31, 2020), credit insurance of $800.1 million ($422.8 million as of December 31, 2020) and other guarantees of $8.4 million ($7.3 million as of December 31, 2020).
As of December 31, 2021, trade receivables of $1,681.5 million ($892.3 million as of December 31, 2020) were fully performing.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
28.    FINANCIAL RISK MANAGEMENT (continued)´

As of December 31, 2021, trade receivables of $95.4 million ($36.6 million as of December 31, 2020) were past due (mainly up to 180 days).
The amount of the allowance for doubtful accounts was $9.5 million as of December 31, 2021 ($10.5 million as of December 31, 2020).
The carrying amounts of the Company’s trade and other receivables as of December 31, 2021, are denominated in the following currencies:

Currency	$ million

US dollar ($)	1,674
EU euro (EUR)	3
Argentine peso (ARS)	43
Mexican peso (MXN)	214
Brazilian real (BRL)	300
Colombian peso (COP)	68
Other currencies	1

2,303
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

$ million	2022	2023	2024	2025	Thereafter

Borrowings	823	125	522	9	—
Interests to be accrued (1)	22	10	4	—	—
Trade payables and other liabilities	1,093	5	5	5	27
Lease liabilities	44	44	30	25	117

Total	1,982	184	561	39	144
(1) These amounts do not include the effect of derivative financial instruments.
As of December 31, 2021, total cash and cash equivalents and other current and non-current investments less borrowings amounted to $1,154.8 million.
1.4)    Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.11 and 0.17 as of December 31, 2021 and 2020, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

As of December 31, 2021 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	202,123	—	—	202,123
Derivative financial instruments	—	4,353	—	4,353
Trade receivables	1,767,425	—	—	1,767,425
Other investments	621,831	244,848	490,806	1,357,485
Cash and cash equivalents	584,076	692,529	—	1,276,605

Total	3,175,455	941,730	490,806	4,607,991

As of December 31, 2021 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	56,595	56,595
Trade payables	—	1,078,448	1,078,448
Derivative financial instruments	1,889	—	1,889
Finance lease liabilities	—	259,621	259,621
Borrowings	—	1,479,038	1,479,038

Total	1,889	2,873,702	2,875,591

As of December 31, 2020 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	153,527	—	—	153,527
Derivative financial instruments	—	1,572	—	1,572
Trade receivables	918,438	—	—	918,438
Other investments	579,917	2,629	233,611	816,157
Cash and cash equivalents	278,862	259,020	—	537,882

Total	1,930,744	263,221	233,611	2,427,576

As of December 31, 2020 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	86,070	86,070
Trade payables	—	1,004,216	1,004,216
Derivative financial instruments	6,358	—	6,358
Finance lease liabilities	—	294,103	294,103
Borrowings	—	1,722,893	1,722,893

Total	6,358	3,107,282	3,113,640

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
The following table presents the assets and liabilities that are measured at fair value as of December 31, 2021 and 2020:

	Fair value measurement as of December 31, 2021 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	692,529	692,529	—	—
Other investments	735,654	668,056	39,777	27,821
Derivative financial instruments	4,353	—	4,353	—

Total assets	1,432,536	1,360,585	44,130	27,821

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	1,889	—	1,889	—

Total liabilities	1,889	—	1,889	—

	Fair value measurement as of December 31, 2020 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	259,020	259,020	—	—
Other investments	236,240	233,611	—	2,629
Derivative financial instruments	1,572	—	1,572	—

Total assets	496,832	492,631	1,572	2,629

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	6,358	—	6,358	—

Total liabilities	6,358	—	6,358	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the years ended December 31, 2021 and 2020, corresponds to the initial investment and to the changes in its fair value, as follows:.

	Guarantee fund companies		Non - U.S. government securities		Corporate securities

At December 31, 2020	2,629	—	—	—	—
Additions	—		7,863		16,695
Changes in fair value	1,189		—		—
Net foreign exchange gain	(555)		—		—
At the end of the year	3,263		7,863		16,695

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2021, the effective portion of designated cash flow hedges amounts to $(0.04) million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
29.    THE COVID-19 PANDEMIC AND ITS IMPACT ON TERNIUM

A novel strain of coronavirus (SARS-CoV-2) was reported to have surfaced in China in December 2019, spreading to the rest of the world in the first quarter of 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. The COVID-19 outbreak impacted economic activity worldwide.

In order to safeguard the health and safety of its employees, customers and suppliers, Ternium continues to apply preventive measures, including remote working under a hybrid work scheme for salaried employees, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of these consolidated financial statements, remote work and other work arrangements have not materially adversely affected Ternium's ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

Even though the main negative effects of the pandemic in steel demand are behind us, and as of the issue date of these consolidated financial statements all of Ternium’s industrial facilities continued working at normal production levels, there remains considerable uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the virus appearing and the vaccination programs not yet completed around the world.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
29.    THE COVID-19 PANDEMIC AND ITS IMPACT ON TERNIUM (continued)

With total cash and cash equivalents and other current and non-current investments less borrowings of $1.2 billion as of December 31, 2021 and a manageable debt amortization schedule, Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering its financial position and the funds provided by operating activities, management believes that the Company has sufficient resources to satisfy its current working capital needs and service its debt. Management also believes that Ternium's liquidity and capital resources give adequate flexibility to manage the capital spending programs and address short-term changes in business conditions, and that it is unlikely that Ternium will not be able to meet its financial covenants. Similarly, management does not expect to incur any material COVID-19-related contingencies.

30.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment. Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened over time. These measures, however, have not had a significant effect on Ternium Argentina’s ability to purchase U.S. dollars at the prevailing official exchange rate for all of its imports of goods and for the acquisition of services from unrelated parties. By contrast, access to the Argentine foreign exchange market to distribute dividends or to pay royalties to related parties at the prevailing official exchange rate generally requires prior Argentine Central Bank approval, which is rarely, if ever, granted. In March 2022, the Argentine government imposed further restrictions to access the foreign exchange market for payment of imports. If such restrictions are maintained, or are further tightened, Ternium Argentina could be restricted from making payment of imports for key steelmaking inputs which would adversely affect its operations, or would need to resort to alternative, more expensive arrangements, which would affect its results of operations.

Ternium Argentina stated in its annual accounts as of and for the year ended December 31, 2021, that revenues amounted to $3,425 million (2020: $1,823 million), net profit from continuing operations to $930 million (2020: $268 million), total assets to $4,798 million (2020: $3,273 million), total liabilities to $541 million (2020: $430 million) and shareholders’ equity to $4,257 million (2020: $2,843 million).

Ternium Argentina’s cash and cash equivalents and other investments amounted to $965 million as of December 31, 2021:
- $306 million in Argentine pesos-denominated instruments, mainly inflation-linked financial instruments ($155 million), such as bonds and bills adjusted by CER (Reference Stabilization Coefficient), and mutual funds ($135 million).
- $242 million in Argentine pesos-denominated instruments with underlying assets to the U.S. dollar (Cedears - Argentine deposit certificates)
- $417 million in U.S. dollars-denominated instruments, mainly sovereign bonds issued by the Argentine State and payable in U.S. dollars, national Treasury bonds related to the official exchange rate and negotiable obligations and promissory notes issued by national export driven companies in U.S. dollars and payable in Argentine pesos.

Ternium Argentina’s financial position in ARS as of December 31, 2021, amounted to $612 million in monetary assets and $290 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate. Although most of Ternium Argentina’s cash holdings are either denominated or payable in ARS, this exposure to the ARS as of December 31, 2021, was diminished due to hedging strategies using derivative instruments amounting to $100 million.

As the context of volatility and uncertainty remains in place as of the issue date of these consolidated financial statements, additional regulations that could be imposed by the Argentine government could further restrict Ternium Argentina’s ability to access the official foreign exchange market.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

31. SALE OF PARTICIPATION OF TERNIUM ARGENTINA S.A. IN TERNIUM MEXICO S.A. DE C.V. AND PROSID INVESTMENTS S.A. TO TERNIUM INTERNACIONAL ESPAÑA S.L.

On December 21, 2021, Ternium Argentina S.A. (“Ternium Argentina”) received from Ternium Internacional España S.L. (“Ternium España”) an offer consisting of:

(i) The purchase of all the shares that Ternium Argentina owns in Ternium Mexico S.A. de C.V. (“Ternium Mexico”) (103,770,972 shares, representing 28.73% of the capital stock) for a value of $1,000 million.

(ii) The purchase of all the shares that the Company owns in Prosid Investments S.A. (“Prosid Investments”) (1,094,288,000 shares, representing 99.9% of the capital stock) for the equivalent of the market value of its assets, mainly including cash and the transfer and assignment of its participation in Usiminas.

The operation is subject to the following conditions:
• The favorable opinion of the Audit Committee and the recommendation by the Ternium Argentina Board of Directors, in whose voting the non-independent directors will not participate.
• The conclusion by the buyer and seller of the contracts necessary for the implementation and completion of the operation.
• The payment of dividends simultaneously with the payment for the shares in an amount of $900 million.
• The approval of the Ordinary Shareholders' Meeting of Ternium Argentina, with the abstention of Ternium España, with the valid votes of at least the 95% of the shareholders.

Additionally, the operation is subject to the fact that, until the closing date, some facts or circumstances (resolution conditions) mentioned in the offer, related to legal events, claims, administrative or governmental regulations, that prevent, limit or impose certain restrictions, or additional payments to those foreseen.

On February 25, 2022, the Board of Directors of Ternium Argentina S.A. requested to Ternium Internacional España S.L. to review the value and conditions of the offer.

On March 18, 2022, the Company’s board of directors resolved to decline Ternium Argentina’s request to improve the terms and conditions of its previously disclosed offer to acquire the minority participation in Ternium Mexico that Ternium does not own directly.

32. SUBSEQUENT EVENTS - THE RUSSIA-UKRAINE ARMED CONFLICT

On February 24, 2022, Russia launched a military attack on Ukraine. In response, the United States, the United Kingdom, and the European Union, among other countries, have imposed a wave of sanctions against certain Russian institutions, companies and citizens. As a result of the armed conflict and related sanctions, energy prices have spiked and foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected.

Russia has a significant participation in the international trade of steel slabs, iron ore pellets, metallurgical coal, pulverized coal for injection, which are relevant inputs for Ternium’s operations. In addition, Ukraine has a relevant participation in the international trade of steel slabs and iron ore pellets. The availability and pricing of these inputs in the international markets are expected to be volatile and could result in limitations to Ternium’s production levels and higher costs, affecting the Company’s profitability and results of operations. As a result of the economic sanctions imposed on Russia, Ternium or its contractors (including shipping companies) may not be able to continue purchasing or transporting products from, or making payments to, Ukrainian or Russian suppliers or counterparties; and the Company may not be able to promptly procure such raw materials from other suppliers, or may be required to purchase raw materials at increased prices.

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

Date: March 30, 2022