Form 20-F
period 2022-12-31
Ternium S.A.
filed 2023-03-30
CIK 1342874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended 31 December 2022

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    Yes ☐    No ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). Yes ☐    No ☒
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
•References to “Tenaris” are to Tenaris S.A., a Luxembourg public limited liability company (société anonyme) and a shareholder of the Company;
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
•References to “Exiros” are to Exiros B.V., a Dutch corporation, and its subsidiaries under the brand “Exiros”;
•References to “Tecpetrol” are to Tecpetrol International S.A., a wholly owned subsidiary of San Faustin;
•References to “Tenigal” are to Tenigal S.R.L. de C.V., a Mexican company, 51% owned by Ternium and 49% owned by Nippon Steel Corporation, or NSC;
•References to “Ternium Investments” are to Ternium Investments S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée), and a wholly owned subsidiary of the Company;
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
•References to “finished steel products” are to steel products other than steel slabs;
•References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons; and
•References to “billions” are to thousands of millions, or 1,000,000,000.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION
Accounting Principles
We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and adopted by the European Union. IFRS differs in certain significant aspects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. Additionally, this annual report includes certain non-IFRS alternative performance measures such as Net Cash, Net Debt and Free Cash Flow. See Exhibit 15.1 for more details on these alternative performance measures. We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020.

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
On December 31, 2022, the U.S. dollar sell exchange rate in Mexico (as published by Banco de México, the Mexican central bank) was MXN19.3615=$1.00; the U.S. dollar sell exchange rate in Brazil (as published by Banco Central do Brasil, the Brazilian central bank) was BRL5.2177=$1.00; the U.S. dollar sell exchange rate in Argentina (as published by Banco Central de la República Argentina, the Argentine central bank) was ARS177.1=$1.00; and the U.S. dollar average exchange rate in Colombia (as published by Banco de la República, the Colombian central bank) was COP4,810=$1.00. Those rates may differ from the actual rates used in preparation of the Company’s consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into any of these currencies.
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
•increases in the prices of raw materials, slabs, energy or other inputs, or other events affecting supply and demand of raw materials, slabs, energy or other inputs, such as due to supply disruptions related to the Russia- Ukraine armed conflict;
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
•changes in domestic and foreign laws and regulations, including changes relating to tax, trade and foreign exchange matters, or the imposition of tariffs, quotas, or other trade barriers or trade sanctions;
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
A.    [Reserved].
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

Steel demand is sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products and are also affected by national, regional or global economic conditions. A downturn in economic activity would reduce demand for steel products, which would have a negative effect on Ternium’s business and results of operations. In 2020, the rapid expansion of the SARS-CoV-2 virus, the surfacing of new strains of the virus in several countries, and the containment measures adopted by governmental authorities triggered an unprecedented crisis that resulted in a severe contraction in gross domestic product and steel consumption globally, affecting all of Ternium’s steel markets. In 2022, the Russian invasion of Ukraine led to higher global prices of certain commodities and energy, contributing to higher inflation rates and negatively affecting economic activity. In addition, as inflation rates remained elevated, central banks in many countries are tightening monetary conditions. These factors led to a significant slowdown in global steel consumption growth in 2022.

Uncertainty regarding global or regional economic activity remains high. A recession affecting developed economies, or slower growth or recessionary conditions in emerging economies would exact a heavy toll on the steel industry and adversely affect our business and results of operations.

A protracted fall in steel prices or price volatility would have a material adverse effect on the results of Ternium.

Steel prices are volatile and are sensitive to trends in steel demand and raw material costs, such as steel scrap, iron ore and metallurgical coal costs. Historically, the length and nature of business cycles affecting steel demand and raw material costs have been unpredictable. For example, U.S. steel prices trended down during most of 2018 and 2019, after peaking during the first half of 2018, as a result of softer steel consumption, increased steel production and lower costs of steel scrap. Steel prices decreased further in 2020 during the early stages of the COVID-19 pandemic reflecting a depression in steel consumption. However, steel prices increased steadily during the rest of 2020 and peaked at historical record levels in September 2021, as the speed of the recovery in steel production and in the production of steelmaking raw materials fell short of steel demand. In the following few months, steel prices decreased steadily, reflecting a gradual normalization of steel supply-demand balance. Steel and raw material prices increased rapidly following the Russian invasion of Ukraine, reflecting a disruption in these products' supply chains. After reaching a new peak during the second quarter of 2022, steel and raw material prices resumed a downward trend.

However, during the first months of 2023, steel and raw material prices started to increase again. A protracted fall in steel prices could adversely affect Ternium’s operating results by means of lower revenues and, eventually, could lead to inventory write-downs.

If raw material costs declined, the resulting reduction in steel production costs would not be immediately reflected in Ternium’s operating results as Ternium would first consume existing inventories acquired prior to such raw material cost decrease. Similarly, Ternium may be unable to recover, in whole or in part, increased costs of raw materials and energy through increased selling prices on its products, or it may take an extended period of time to do so.

Regional or worldwide excess steel production capacity may lead to unfair trade practices in the international steel markets and/or to intense competition, hampering Ternium’s ability to sustain adequate profitability.

The steel industry is affected by economic cycles, as well as by regional or worldwide production overcapacity. Historically, the steel industry has suffered, especially on downturn cycles, from substantial overcapacity. In the last decade, over-capacity was particularly severe in China. More recently, there are several new steel making and steel processing facilities under construction or ramping-up in North America, which could contribute to an excess of steel production capacity in the region. For further information on Ternium’s competition in the Mexican market see Item 4. “Information on the Company—B. Business Overview—Competition —Steel—Mexico”.

Excess steel production capacity may require several years to be absorbed by demand and, consequently, may contribute to an extended period of depressed margins and industry weakness. International trade of steel products conducted under unfair conditions increases particularly during downturn cycles and as a result of production overcapacity. Unfair trade practices may result in the imposition by some countries (that are significant producers and consumers of steel) of antidumping and countervailing duties or other trade measures and may cause fluctuations in international steel trade. The imposition of such trade remedies or temporary tariffs on major steel exporters in significant steel producing countries could in turn exacerbate pressures in other markets, including those in which Ternium operates, as exporters target such other markets to compensate, at least partially, for the loss of business resulting from the imposition of trade remedies or tariffs.

China is the largest steel producing country in the world, accounting for approximately 55% of worldwide crude steel production, and Chinese exports of steel products, including exports to Europe, the United States and Mexico, were subject to the imposition of antidumping and countervailing duties and other trade measures. A decrease in steel consumption in China in the future could stimulate aggressive Chinese steel export offers, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those in which Ternium operates. Similarly, a downturn in global or regional economic activity could encourage unfair steel trade practices adversely affecting Ternium’s business and results of operations. For further information, see Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations".

Sales may fall as a result of fluctuations in industry inventory levels or disruptions in Ternium customers’ supply chains.

Inventory levels of steel products held by companies that purchase Ternium’s products can vary significantly from period to period, as customers either draw from existing inventory or accumulate further inventory in response to market conditions and prospects. As a result, purchased volumes may be irregular. In addition, supply chain disruptions could reduce customer demand for Ternium’s products. For example, in 2021 vehicle production was severely affected by a shortage of semiconductors that, in turn, affected Ternium’s steel sales. Fluctuations in steel inventory levels and disruptions in Ternium customers’ supply chains can temporarily affect the demand for, and price of, Ternium’s products and, accordingly, Ternium may not be able to increase or maintain its levels of sales volumes or prices.

Intense competition could cause Ternium to lose its share in certain markets and adversely affect its revenues.

The market for Ternium’s steel products is highly competitive, particularly with respect to price, quality and service. In both global and regional markets, Ternium competes against other global and local producers of steel products, which in some cases have greater financial and operating resources, or direct and indirect governmental support. Competition could result in declining margins and reduced shipments. Ternium’s competitors could use their resources in a variety of ways that may affect Ternium negatively, including by making additional acquisitions, implementing modernization programs, expanding their production capacity, investing more aggressively in product development, and displacing demand for Ternium’s products in certain markets. To the extent that these producers become more efficient, Ternium could confront stronger competition and could fail to preserve its current share of the relevant geographic or product markets. In addition, there has been a trend in the past toward steel industry consolidation among Ternium’s competitors, and current competitors in the steel market could become larger competitors in the future. For further information on Ternium's competitors and their investments, see Item 4. “Information on the Company—B. Business Overview—Competition.”

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

The manufacture of steel-related products requires substantial amounts of steelmaking raw materials, slabs, energy and other inputs from domestic and foreign suppliers. Ternium consumes large quantities of iron ore, metallurgical coal, pulverized coal for injection, scrap, ferroalloys, refractories, slabs, natural gas, electricity, oxygen and other gases in operating their blast and electric arc furnaces, as well as its downstream facilities. The availability and pricing of raw materials, slabs, energy and other inputs used in Ternium’s operations are subject to multiple factors, including market conditions, government regulations or intervention, including import controls and international sanctions, allocation by suppliers, interruptions in production, or other events that can affect continuity of supply and prices, such as wars, natural disasters, chronic climate changes, accidents and epidemics.

Slabs are a key input in Ternium’s production process. Industry consolidation and/or integration of slab making facilities into finished steel products are reducing the availability of slabs in the global market. For example, in 2022 a global steel maker announced the acquisition of Companhia Siderúrgica do Pecém (CSP), a Brazilian slab maker that used to be a significant supplier of slabs in the international markets. Also, in 2021 ArcelorMittal integrated its slab facility in Lázaro Cárdenas, Mexico, with a new hot-rolling mill. In the past, such facility was also a supplier of slabs to third parties in the slab market. In addition, the Russian invasion of Ukraine in February 2022 and the consequent wave of trade sanctions imposed by the United States, the United Kingdom, and the European Union, among other countries, against certain Russian institutions, companies and citizens, resulted in a disruption to the global supply of slabs and other inputs consumed by Ternium in its production processes. New international sanctions against Russian steel companies that have not been affected by current sanctions could result in slab scarcity and/or increases in slab prices in the market, which would have a material adverse effect on Ternium’s business and results of operations.

Ternium has usually been able to procure sufficient supplies of raw materials, slabs, energy and other inputs to meet its production needs; however, it could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of main inputs used in Ternium’s operations (including as a result of strikes, lockouts, sanctions and other trade restrictions, accidents or natural disasters, armed conflicts, worldwide price fluctuations, the availability and cost of transportation, global epidemics or other factors) would result in lost sales and/or lower margins, and would have a material adverse effect on Ternium’s business and results of operations. For further information related to effects of global events see Item 3. “Risk Factors. Risks Relating to the Steel Industry – A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel, which would have a material adverse effect on the steel industry and Ternium”. For further information related to the consolidation trend in the steel industry see Item 4.“Information on the Company—B. Business Overview—Competition.”

Ternium depends on a limited number of key suppliers.

Ternium depends on a limited number of key suppliers for the provision of some of its principal inputs. For example, in 2022 Ternium purchased almost all of its third party iron ore from Vale, a Brazilian company. In general, there is a trend in the industry towards consolidation among suppliers of raw materials, slabs and other inputs. Ternium has entered into long-term contracts for the supply of some (but not all) of its principal inputs and expects that such agreements will be maintained and, depending on the circumstances, renewed. However, if any key supplier fails to deliver, or if existing contracts cannot be renewed in the future, or if applicable regulations limit or prohibit purchases from certain suppliers, Ternium could face limited access to certain raw materials, slabs, energy or other inputs, or could be subject to higher costs and delays resulting from the need to obtain its input requirements from other suppliers.

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

A key element of Ternium’s business strategy is to identify and pursue growth-enhancing opportunities. As part of that strategy, Ternium regularly considers acquisitions, greenfield and brownfield projects and other significant investments. For example, in 2010 Ternium formed, together with Nippon Steel Corporation, or NSC, Tenigal, a company that manufactures and sells hot-dip galvanized and galvannealed steel sheets for the Mexican automotive market; in 2012, Ternium acquired a participation in the control group of Usiminas, the largest flat steel producer in Brazil, in 2014 and 2016, Ternium significantly increased its equity investment in Usiminas; and in 2017, Ternium acquired CSA, a Brazilian steel slab producer. In 2022, Ternium began the deployment of a new downstream project in its Pesquería industrial center including a cold-rolling mill, a push-pull pickling line, a hot-dip galvanizing line and new finishing lines, and in February 2023 announced a new upstream production capacity project in the USMCA region, including a direct reduced iron module, an electric arc furnace-based steel shop and a port facility for raw material handling. For information on projected significant investments, see Item 4. “Information on the Company—B. Business Overview—Our Business Strategy and —Capital Expenditure Program". For information on the recently announced agreement for the purchase of Usiminas shares from the NSC Group, see “Item 8. Financial Information – B. Significant Changes”.

Any acquisition or other growth project will depend on market and financing conditions. Ternium must necessarily base any assessment of potential acquisitions or other investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. In addition, Ternium may fail to find suitable acquisition targets or fail to consummate its acquisitions under favorable conditions. Ternium’s acquisitions or other investments may not perform in accordance with its expectations and could have an adverse impact on its operations and profits. Furthermore, Ternium may be unable to successfully integrate any acquired businesses into its operations, realize expected synergies or accomplish the business objectives that were foreseen at the time of deciding any such investment. Moreover, Ternium may also acquire, as part of future acquisitions, assets unrelated to its business, and it may not be able to integrate them or sell them under favorable terms and conditions. These risks, and the fact that the integration of any acquired businesses would require a significant amount of time and resources from Ternium’s management and employees, could have an adverse impact on Ternium’s ongoing business and a material adverse effect on its business, financial condition and results of operations.

Ternium may be required to record a significant charge to earnings if it must reassess its goodwill, other amortizable intangible assets, investments in non-consolidated companies, property, plant and equipment and other long-lived assets.

In accordance with IFRS, management must test for impairment all of Ternium’s assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets subject to testing include goodwill, intangible assets, investments in non-consolidated companies, property, plant and equipment and other long-lived assets. In addition, management must test for impairment goodwill at least once a year, whether or not there are indicators of impairment. IFRS requires Ternium to recognize a charge in an amount equal to any impairment.

The Company reviews periodically the recoverability of its investments. As of December 31, 2022, goodwill in connection with the Company’s Mexican subsidiaries amounted to $662.3 million and the carrying value of the Company’s investment in non-consolidated companies, mainly related to its investment in Usiminas, amounted to $821.6 million. If Ternium’s management determines in the future that the goodwill from its acquisitions, its investments in non-consolidated companies or the carrying value of its property, plant and equipment and other long-lived assets are impaired, Ternium will be required to recognize a non-cash charge against earnings, which could materially adversely affect Ternium’s results of operations and net worth. In the past, Ternium recorded impairment charges several times. For example, as of December 31, 2012, September 30, 2014, December 31, 2015 and September 30, 2022, Ternium wrote down its investment in Usiminas by $275.3 million, $739.8 million, $191.9 million and $120.4 million, respectively. The impairment recorded in 2022 mainly reflected a lower production availability of Usiminas’ coke facilities, which need further capital investment, and an increase in the interest rate. As of December 31, 2022, the carrying value of Ternium’s investment in Usiminas was $725.7 million and Ternium’s ownership stake had a market value of approximately $356.2 million. In addition, as of December 31, 2022, Ternium wrote down its investment in Ternium Brasil by $99.0 million, mainly reflecting expectations of lower margins and an increase in the interest rate. The recoverable value of this investment as of December 31, 2022, was $1.8 billion. For further information on the impairment test of Ternium’s investment in Ternium Brasil and Usiminas see note 3(f) “Accounting Policies – Impairment” of our audited consolidated financial statements included in this annual report. Any further write-downs to Ternium’s assets could have a material adverse effect on Ternium’s results of operations or net worth.

Failure to successfully implement Usiminas’ business strategy could have a material adverse effect on Ternium’s results, financial condition or net worth.

Since 2012, Ternium is a member of the control group of Usiminas, the largest flat steel producer in Brazil. In 2014, a conflict arose within the Usiminas control group and its board with respect to the governance of Usiminas, including with respect to the rules applicable to the appointment of senior managers, the application of the shareholders’ agreement in matters involving fiduciary duties, and the company’s strategy. Such conflict was resolved in 2018 by an agreement between Ternium’s subsidiaries and Tenaris’s Brazilian subsidiary, Confab Industrial S.A, (comprising the so-called "T/T Group"); NSC, Mitsubishi Corporation do Brasil S.A. and Metal One Corporation (comprising the so-called "NSC Group"); and Usiminas’ employee pension fund (Previdência Usiminas), providing for new governance rules for Usiminas. Under the new Usiminas shareholders’ agreement (“New SHA”), no control group member can, without the consent of other shareholder group or groups, implement any change to Usiminas’ strategy or business practices.

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

In addition, the New SHA incorporates an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the New SHA after November 16, 2022. Such exit mechanism shall apply with respect to shares held by the NSC Group and by the T/T Group, and would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder group.

If the parties fail to reach consensus, or if a new shareholder conflict were to emerge, Usiminas may not be successful at implementing the measures required to achieve sustainable profitability and, accordingly, Usiminas’ performance could be adversely affected and result in a material adverse effect on Ternium’s results, financial condition or net worth. For further information related to the conflict within the Usiminas control group and the agreement between the T/T Group, the NSC Group and Previdencia Usiminas on governance rules for Usiminas, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas”; and for information on the recently announced agreement for the purchase of Usiminas shares from the NSC Group, see “Item 8. Financial Information – B. Significant Changes”.

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

Foreign Corrupt Practices Act and other anti-corruption laws adopted by the main countries in which Ternium operates (including Mexico, Argentina, the United States, Brazil and Colombia), which impose strict criminal liability on companies for corrupt practices undertaken by their employees or representatives.

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

For information on Ternium Argentina's investments and the effect on financial results of exchange controls imposed in Argentina, see “—Risks Relating to the Countries in Which Ternium Operates - Argentina: Argentine exchange controls could result in a significant financial loss to Ternium, and could negatively impact Ternium Argentina’s operations or prevent it from paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market" and note 29 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report. Future regulatory or financial restrictions in the countries where Ternium operates may reduce its ability to manage its exposure to exchange rate fluctuations, and thus could cause an adverse impact on Ternium’s results, financial condition or cash flows. For information concerning the effect of the changes in exchange rates on Ternium’s business and results, see Item 5. “Operating and Financial Review and Prospects—Overview”.

Cyberattacks could have a material adverse impact on Ternium's business and results of operation.

Ternium relies heavily on information systems to conduct its operations; and digital technologies have an increasingly significant role across our business. Although Ternium devotes significant resources to protect its systems and data, and it continually monitors external developments and available information on threats and security incidents, it has experienced and will continue to experience varying degrees of cyber incidents in the normal conduct of its business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, spoofing and/or cyberattacks. These threats often arise from numerous sources, not all of which are within Ternium's control, such as fraud or malice from third parties, including fraud involving business email, failures of computer servers or other accidental technological failure, electrical or telecommunication outages or other damage to its property or assets. Cybersecurity incidents and cyber-attack attempts, such as phishing attacks, attempts to compromise user credentials, attempts to compromise firewall infrastructure, fake website, spoofing and whaling, continued to increase throughout 2022, mainly due to the adoption of remote work practices among Ternium’s employees, its customers and suppliers and the increasing digitalization of work. Of all the cybersecurity incidents that were detected in 2022, only eight were highly sophisticated and all of them were contained. None of the attacks led to any known breaches of Ternium's business-critical IT systems and, as such, did not result in any material business impact.

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

Ternium’s business has been, and in the future could be, affected by severe weather in areas where it operates, which could materially affect its operations and financial results. Extreme weather events and natural disasters, such as hurricanes, cyclones, droughts, floods and fires could affect businesses’ operations, workforce, markets, infrastructure, raw materials and assets. For example, in the last few years, low water levels at the Paraguay and Paraná waterways disrupted in several occasions the supply of iron ore from Brazil's iron ore mines in the Pantanal Region (Mato Grosso do Sul state) to Ternium's operations in Argentina, requiring from time to time the procurement of higher-cost iron ore from alternative sources and an increase of iron ore inventories. In addition, during the first quarter of 2021, extreme weather conditions in the southern United States and northern Mexico disrupted the provision of natural gas and energy to our operations in Mexico, negatively affecting steel production levels.

The communities surrounding our main production sites in Argentina, Brazil and Mexico are vulnerable to flooding due to extreme weather events. In the past, our operations in Brazil and certain of our operations in Argentina experienced intense rainfall affecting personnel’s access to Ternium’s facilities. In addition, as Ternium’s steel shops in Mexico are located at water stressed areas, its operations in the country could be affected by water shortages and/or increased water costs, including as a result of measures taken by local governments in order to prevent or deal with critical situations caused by severe draughts. For example, in 2022 a severe draught affected the metropolitan area of Monterrey in the state of Nuevo León, Mexico and, consequently, the national water authority suspended new freshwater use concessions in the Puebla and Monterrey areas. Although this particular event did not have a significant impact on Ternium's operations in the region, Ternium cannot predict the impact of future similar events, in Mexico or elsewhere, to its operations and financial condition.

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

Risks Relating To Ternium's Mining Activities

Ternium has equity interests in two iron ore mining companies: a 100% interest in Las Encinas and a 50% interest in Consorcio Peña Colorada. Ternium’s mining activities are located in Mexico. For information related to the risks of doing business in Mexico see Item 3. “Risk Factors. Risks Relating to the Countries in Which Ternium Operates – Mexico”. In addition, Ternium’s mining activities are subject to the following risks:

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

Although most of Ternium’s tailings dams meet the strictest international seismic standards, new reinforcements are expected to be completed by Consorcio Peña Colorada in one of its tailings dams in order to reduce risks of collapse under a severe earthquake. This project follows recommendations arising from stability studies conducted with the assistance of independent consultants, and Ternium expressed its support to Consorcio Peña Colorada in connection with its efforts to mitigate those risks. Consorcio Peña Colorada has obtained from the environmental authorities several of the permits required to carry out such reinforcements and expects to obtain the remaining permits in the short term. The completion of the project would take approximately three years. Although Ternium believes that, once completed, Consorcio Peña Colorada’s investment project will further mitigate the risk of incidents at its tailings dam, it cannot guarantee that failures or breaches will not occur prior to, or after, completion of reinforcement works. For further information, see Item 4. “Information on the Company - B. Business Overview - Mining”.

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

Iron ore exploration and exploitation concessions as well as water concessions may be revoked if the competent government authorities determine that Ternium does not comply with its obligations under the respective concession terms and agreements. Furthermore, in order to explore or exploit mines, it is necessary to obtain the right of use and occupancy of the land where the mines are situated. Even though government regulations frequently establish provisions intended to facilitate the establishment of such rights, in some cases it may be difficult to reach and maintain agreements with the native or local communities or landowners, or such agreements may be excessively onerous. If Las Encinas and Consorcio Peña Colorada are unable to establish use and occupancy rights on acceptable terms, their mining activities may be compromised. In addition, Las Encinas and Consorcio Peña Colorada need to obtain, in the normal course of business, permits for the preparation of new iron ore bodies at the mines and for the expansion of tailings deposit capacity. In particular, Consorcio Peña Colorada is seeking certain environmental permits in connection with the operation of its tailing dams, the delay of which is causing it to adjust, with the assistance of consultant companies, tailings operations and the deposition design plan. If Las Encinas and/or Consorcio Peña Colorada are unable to obtain required permits on a timely basis, they may need to alter their mining and/or production plans, which could lead to unexpected capital expenditures, higher costs and/or a disruption of its mining activities.

Ternium's resource and reserve estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine or cause Ternium to revise its resource or reserve estimates.

Ternium’s resources and reserves are estimated quantities of ore that it has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and resources and in projecting potential future rates of mineral production, including factors beyond Ternium's control. Resource and reserve calculations involve estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any resource and reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Resource and reserve estimates also depend on assumptions relating to the economic viability of extraction, which are established through the application of a life of mine plan for each operation or project providing a positive net present value on a forward-looking basis, using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. These forecasts and projections involve assumptions and estimations that, although Ternium believes are reasonable at the time of estimating its reserves and resources, may change in the future and may fail to anticipate geological, environmental or other factors or events that could make it difficult or unprofitable to mine certain ore deposits.

In 2022, Ternium adopted new methodologies to estimate Las Encinas’ reserves and resources that apply increased intensity in sample drilling and additional modelling and interpretation protocols, which are expected to increase estimation accuracy. Consequently, Ternium’s reserve and resource estimates in the future could differ from those assessed in the past. For further information on Ternium’s resource and reserve estimations see Item 4. “Information on the Company - B. Business Overview - Mining - Iron Ore Mineral Reserves and Resources”.

In addition, Ternium’s reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. As a result, no assurance can be given that the indicated amount of ore will be recovered from Ternium’s reserves, or that it will be recovered at the anticipated rates, or that extracted ore will be converted into saleable production over the mine life at levels consistent with its reserve estimates. Resource and reserve estimates may vary from those included in this annual report, and results of mining and production subsequent to the date of an estimate may lead to future revisions of estimates. Estimates of mine life may require revisions based on actual production figures, changes in resource and reserve estimates and other factors. For example, fluctuations in the market prices of minerals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties or other factors could affect Ternium’s mine life projections. To the extent that market price fluctuations or changes in its operating and capital costs increase its costs to explore, locate, extract and process iron ore, Ternium may be required to lower its reserve estimates if certain ore reserves become uneconomical to mine.

Ternium's exploration activities are subject to uncertainties as to the results of such exploration; even if the exploration activities lead to the discovery of ore deposits, the effective exploitation of such deposits remains subject to several risks.

Exploration activities are highly speculative, involve substantial risks and may be unproductive. Ternium may incur substantial costs for exploration which do not yield the expected results. The failure to find sufficient and adequate ore resources could adversely affect Ternium’s business. In addition, even if ore deposits are discovered, the ability to pursue exploitation activities may be delayed for a long time during which market conditions may vary. Significant resources and time need to be invested in order to establish ore resources through exploration, define the appropriate processes that shall be undertaken, obtain environmental licenses, concessions and permits (including water usage permits), acquire land, build the necessary facilities and infrastructure for greenfield projects and obtain the ore or extract the metals from the ore. If a project does not turn out to be economically feasible by the time Ternium is able to exploit it, Ternium may incur substantial write-offs.

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

Communities or individuals living or owning land near areas where Ternium operates may take actions to oppose and interfere with its mining activities. Even if a community has an agreement in place with Ternium, internal disputes within that community could result in blockades to disrupt Ternium operations or iron ore transportation, or legal proceedings to suspend mining activity. Although Ternium makes significant efforts to maintain good relationships with such communities, actions taken by them (or by interest groups within those communities), including requesting the government to revoke or cancel Ternium’s concessions or environmental or other permits, may hamper Ternium’s ability to conduct its mining activities as planned, prevent Ternium from fulfilling agreements reached with the government, or significantly increase the cost of exploring and/or exploiting the mines, thereby adversely affecting Ternium’s business and results of operations. For example, during 2022, protesters demanding benefits started a blockade to Ternium’s iron ore crushing facilities at El Encino. Although this situation did not have a significant impact on Ternium’s mining operations, Ternium was required to build at the Palomas mine new crushing facilities, to replace those at El Encino, and a new road in order to resume iron ore deliveries from the site. In addition, the security situation in San Miguel de Aquila has worsened; a long-standing internal dispute has disrupted the community's governance and, recently, two important community leaders went missing. Ternium is actively cooperating with the Mexican authorities in their search of the missing individuals and assisting local, state and federal agencies (including security and human rights federal agencies) in connection with their investigation. These events have stirred a great deal of turmoil within the community and have forced us to temporarily shut down our mining operations in Aquila.

Similarly, in the past, Ternium faced actions by certain native or local Mexican communities demanding higher compensation or other benefits, or seeking to stop Ternium’s activities. Although attempted legal actions against Ternium did not succeed, Mexican legislation affords judges the power to preemptively suspend environmental or other permits or concessions and take certain other measures to protect the “ejidos” (land jointly owned by native communities) until the claim is resolved. An adverse legal decision suspending or cancelling permits, or the illegal blockade or occupation of facilities, could adversely impact Ternium’s mining activities and results of operations.

Risks Relating To The Structure Of The Company

Changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results.

Ternium is subject to tax laws in numerous foreign jurisdictions where it operates. The integrated nature of Ternium’s worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. Most of the jurisdictions in which Tenrium operates have double tax treaties with foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our results. However, mechanisms developed to resolve such conflicting claims are largely untried and can be expected to be very lengthy.

In recent years, tax authorities around the world have increased their scrutiny of companies’ tax filings and have become more rigid in exercising any discretion they may have. As part of this, in 2015, the Organization for Economic Co-operation and Development (“OECD”) proposed a number of tax law changes under its Base Erosion and Profit Shifting (“BEPS”) Action Plans to address issues of transparency, coherence and substance. Most of the countries in which Ternium operates have already implemented those changes within their own domestic tax legislations.

In 2019, the OECD launched a new initiative on behalf of the G20 under the format of a two pillars solution targeting to minimize profit shifting by working towards a global tax framework that ensures that corporate income taxes are paid where consumption takes place (Pillar 1) and targeting to introduce a global standard on minimum taxation (Pillar 2) both combined with new tax dispute resolution processes. This project achieved OECD political consensus in October 2021. Pillar 2 is scheduled to apply as from 2024, while detailed principles on Pillar 1 are still under discussion.

At the EU level, the European Commission adopted in 2016 its Anti-Tax Avoidance Directive (“ATAD”), later updated, modified and expanded by ATAD 2, which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed. In addition, the European Commission drafted a directive aiming to avoid the use of shell entities (ATAD 3), which, if approved and adopted by all EU members, would become effective as from 2024. Also, the European Commission adopted in December 2022 another directive to impose a global minimum taxation for multinational companies in the Union, following Pillar 2 OECD’s initiative. The new directive would become effective as from 2024.

Ternium’s interpretation and application of the tax laws could differ from that of the relevant governmental taxing authority, which could result in the payment of additional taxes, penalties or interest, negatively affecting our profitability and financial condition. Significant uncertainties remain in relation to the potential adoption of the new regulations that might result from evolving initiatives like those launched by the OECD and the EU in relation to international taxation that could impact negatively our financial condition, results of operations and cash flows.

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

The ability of the Company’s subsidiaries to pay dividends and make other payments to their shareholders will depend on their results of operations and financial condition. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends. In addition, such dividends and other payments could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the transfer of money to foreign accounts or the payment of dividends, and agreements and commitments of such subsidiaries. For information on exchange controls in Argentina, see “—Risks Relating to the Countries in Which Ternium Operates - Argentina: Argentine exchange controls could result in a significant financial loss to Ternium, and could negatively impact Ternium Argentina’s operations or prevent it from paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market."; and note 29 “Foreign exchange restrictions in Argentina” of Ternium’s audited consolidated financial statements included in this annual report.

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

Minority shareholders in the Company's subsidiaries and associates could delay or prevent us from completing our strategy.

The Company does not own 100% of the interests in certain of the Company’s subsidiaries. As of February 28, 2023, 26.03% of Ternium Argentina was held by Administración Nacional de la Seguridad Social, or ANSeS, Argentina’s governmental social security agency, and 11.40% was publicly held. In addition, Ternium holds a 51% ownership interest in Tenigal (NSC holds the remaining 49%); and a 48% equity interest in Techgen S.A. de C.V. (“Techgen”). Ternium also has a participation in the control group of Usiminas. For further information on the Usiminas investment, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments—Usiminas” and for information on the recently announced agreement for the purchase of Usiminas shares from the NSC Group, see “Item 8. Financial Information – B. Significant Changes”. The existence of minority shareholders in these companies could prevent Ternium from taking actions that, while beneficial to Ternium, might not be beneficial to each relevant subsidiary or associate, considered separately. As a result, the Company could be delayed or prevented from completing its strategy or fully maximizing Ternium’s competitive strengths.

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

The results of Ternium’s operations are subject to the risks of doing business in emerging markets, principally in Mexico, Brazil and Argentina and, to a lesser extent, in Colombia, and have been, and could in the future be, affected from time to time to varying degrees by economic, political, social, and regulatory developments, such as nationalization, expropriation or forced divestiture of assets; restrictions on production, domestic sales, imports and exports; travel or trade bans; interruptions in the supply of essential energy inputs; restrictions on the exchange or transfer of currency; inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; or other events, including wars and other international conflicts, natural disasters, chronic climate changes and public health epidemics; civil unrest and local security concerns that threaten the safe operation of its facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract rights; and delays or denial of governmental approvals. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected country and, depending on their materiality, on the results of operations and financial condition of Ternium as a whole.

Mexico

Ternium has significant manufacturing operations and assets located in Mexico and a majority of its sales are made to customers in this country. Ternium’s business could be materially and adversely affected by economic, political, social and regulatory developments in Mexico.

Political, economic and social conditions and government policies in Mexico could negatively impact Ternium’s business and results of operations.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States and could be affected by changes in the terms of trade. In addition, actions and policies that could be adopted by the Mexican federal government concerning the economy could have a significant impact on market conditions affecting Ternium’s operations in Mexico. If problems such as deterioration in Mexico’s economic conditions re-emerge (for example, as a result of lower revenues due to a decline in the price of oil) or there is a future re-emergence of social instability, political unrest, reduction in government spending, increased government intervention or other adverse social or political developments, foreign exchange and financial markets may exhibit continued volatility, which, depending on its severity and duration, could adversely affect the business, results of operations, financial condition or liquidity of Ternium. Moreover, adverse economic conditions in Mexico could result in, among other things, higher inflation and interest rates coupled with reduced opportunities for refunding or refinancing, reduced domestic consumption of Ternium’s products, decreased operating results and delays in the completion of ongoing and future capital expenditures.

A Mexican energy reform could adversely impact Ternium’s results of operations and net results.

In the last few years, the Mexican government made various attempts to modify rules and regulations governing the energy market in Mexico with potential impact on the energy supply and its cost. The main initiatives are described below:

Energy Industry Law. In March 2021, the Mexican Congress approved a significant reform to the energy market in Mexico. Among other changes, the new Energy Industry Law (“LIE”) grants priority to Mexico’s state-owned electric power generation and distribution company (“CFE”) over private generators in the supply of electric power to the Mexican market and mandates a revision of power generation and transaction agreements between CFE and independent electric power suppliers. In addition, the LIE eliminates mandatory power supply auctions for energy supplies requiring the use of CFE’s distribution network, relaxes the requirements for the granting of clean energy certificates in favour of CFE, and imposes serious restrictions on the self-supply renewable energy generation system, widely used by private companies.

The constitutionality of the new LIE was challenged in court but, on April 7, 2022, the Mexican Supreme Court of Justice rejected the request in a very tight decision, where only four judges voted against the unconstitutionality request and the other seven magistrates voted in favour of declaring the unconstitutionality of the LIE (but eight affirmative votes were required to invalidate the new law). After the Supreme Court's decision, several participants continued seeking injunction reliefs against the LIE on a case-by-case basis.

Constitutional reform proposal of the electricity sector. In September 2021, President Andrés Manuel López Obrador submitted to Congress a constitutional reform proposal of the electricity sector, which sought to reverse the legal framework derived from the 2013 constitutional energy reform that opened the sector to private investment. On April 18, 2022, the Mexican Congress rejected the constitutional reform proposal of the electricity sector, as the ruling party failed to obtain the required two-third affirmative vote.

Instruction to CENAGAS and CRE. On June 14, 2022, the Mexican Secretary of Energy (SENER) instructed two decentralized bodies, the CENAGAS, which regulates the natural gas storage and transportation system, and the Energy Regulation Commission (CRE), to adopt certain measures that would have put pressure on CENAGAS’ customers to buy imported natural gas from CFE, Pemex or other state-controlled providers, in detriment of private suppliers. If adopted, those measures would have affected the purchase of energy for certain natural gas injection points in the U.S.-Mexican border, including Ternium’s natural gas supply contracts for its Monclova unit and a small share of its natural gas supply contracts for its Puebla unit. Ternium’s Mexican subsidiaries challenged this initiative in court and obtained an injunction relief against the application of those measures. In January 2023, the Mexican Supreme Court of Justice confirmed the general suspension of SENER’s resolution until a final decision is made on the legality of the government’s measures.
Uncertainty remains as to whether the Mexican government or any of its decentralized bodies will seek any new reform of the energy market rules and regulations or adopt any measure that may negatively affect the energy supply or increase its cost. Any such new amendment or measures could negatively affect the operations of Ternium and/or Techgen, where Ternium holds a 48% equity interest and which supplies electricity for most of our Mexican operations. At this stage, we cannot assess the potential effects of any new governmental initiative on Ternium’s operations and the Mexican economy in general and, consequently, on the results of operations and financial conditions of Ternium’s businesses in Mexico.

Violence and crime in Mexico could negatively impact Ternium’s business and operations.

Mexico is subject to significant levels of violent crimes and, notably, the regions where Ternium’s mining operations are located are subject to a high level of criminality. For example, in San Miguel de Aquila, Michoacán, where Ternium has mining operations, in January 2023 two important leaders of the local community went missing. For more information on this event, see Item 3. “Risk Factors - Risks Relating to Ternium's Mining Activities - Difficulties in relationships with local communities may adversely affect Ternium’s mining activities and results of operation.” Security issues could affect Ternium’s day-to-day operations and could also result in an economic slowdown, reducing domestic demand for its products and thereby having an adverse effect on Ternium’s business. A deterioration of the security situation could result in significant obstacles or additional costs to the implementation of growth plans in Mexico, including delays in the completion of capital expenditures.

Unexpected changes in the USMCA, and controversies and disputes between member countries could adversely impact Ternium’s results of operations and net results.

The United States-Mexico-Canada Agreement (“USMCA”) became effective in July 2020 replacing the North American Free Trade Agreement (NAFTA). In addition, during 2019, Mexico and the United States agreed to waive a 25% tariff on steel products exported to the United States (which had been imposed during 2018) subject to an agreed premise of continuous monitoring for surges in steel imports and transshipment into the United States of material that was not imported from Mexico or Canada. Furthermore, in 2019 the United States, Mexico and Canada agreed to amend the definition of “North American steel” (with such amendment becoming effective in July 2027), for purposes of vehicles being awarded preferential treatment under USMCA, restricting the defined term to steel melted and poured within the three countries. Uncertainties about potential new trade conflicts could adversely affect the investment climate and economic activity in Mexico. For example, in July 2022, the United States and Canada triggered the consultation mechanism with Mexico under the Dispute Settlement chapter of the USMCA, arguing that a wide range of Mexican energy policies on energy resources and technologies, including those relating to natural gas, electricity, renewable sources and diesel fuel, were inconsistent with the USMCA. The United States claims that such measures favor Mexican state-owned companies over U.S. companies or U.S.-produced energy, breaching USMCA regulation on market access, investment, and state-owned enterprises. The United States also claims that the questioned measures undermine climate change goals. Canada has supported the U.S. position and filed a similar request for consultations with Mexico. As the parties failed to resolve the dispute through the USMCA consultation procedure, the United States and Canada may now request for the formation of a dispute settlement panel to review those measures and, eventually, take retaliatory action. Amendments to, or the termination of, current terms of trade could adversely and materially affect Ternium’s shipments, results of operations and net worth.

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

Over the past years, the Argentine economy and capital investment have been affected by, among other factors, political, economic and financial uncertainties as well as government intervention in, or limitations to, the conduct of business in the private sector and other government measures affecting investors’ confidence. The Argentine economy is currently facing significant challenges, including high and unpredictable inflation rates and a high fiscal deficit in a highly indebted economy, which could affect macroeconomic conditions and economic growth, and cause a drop in demand for Ternium Argentina’s products in the domestic market.

Argentina has in place an agreement with the International Monetary Fund (“IMF”) on a sovereign debt restructuring process. In January 2022, the IMF and the Argentine authorities reached an understanding on key policies as part of their discussions of an IMF-supported program, and in March 2022 the Argentine Congress and the IMF's Executive Board approved the program. Failure to implement any approved program with the IMF could further adversely affect the country’s economy and lessened financial sources could impair Argentina’s ability to foster economic growth.

Ternium’s business and results of operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina or by the Argentine government’s policy response to such conditions.

Inflation may undermine economic growth in Argentina and impact Ternium’s costs, thereby adversely affecting its results of operations and financial position.

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Consumer price inflation in Argentina, as reported by INDEC, the Argentine statistics and census bureau, was 94.8% in 2022, 50.9% in 2021 and 36.1% in 2020. Sustained high inflation in Argentina could negatively impact Ternium’s results of operations and financial position, as ARS-denominated costs (mainly labor-related costs) at Ternium Argentina increase, thereby affecting cost-competitiveness and margins. A high inflation economy could undermine Argentina’s foreign competitiveness in international markets and negatively affect economic activity and employment levels. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Ternium Argentina could be affected in the future.

The Argentine government has increased taxes on Argentine companies and could further increase the tax burden in the future, which could adversely affect Ternium's results of operations, net results and financial condition.

The sustained and significant devaluation of the Argentine peso against the U.S. dollar coupled with high inflation rates over the last decade have resulted in a material reduction of the real value that Ternium Argentina can deduct as cost of sales or cost of financial investments for tax purposes, thus creating artificial gains that are subject to income tax. Inflation adjustment for tax purposes is limited and subject to significant restrictions. For example, inflation adjustment of inventories and other current assets is permitted only if the consumer price inflation rate surpasses 100% in a 36-month period up to the close of the relevant fiscal year. Until 2020, even if this threshold were to be achieved, only one-sixth (or 16.67%) of the effect of the inflation adjustment could be recorded in the relevant fiscal year, and the balance had to be recorded, in equal installments, over the next five fiscal years. Although such limitation is not currently applicable, it could be reinstated by a new tax law. Furthermore, because inflation adjustment of cash positions generated during the current fiscal year is not permitted, high nominal interest rates, which are normally expected in high inflation scenarios, materially overstate the financial income of such cash positions for tax purposes.

In September 2018, the Argentine government suspended certain tax refunds and imposed a new tax that currently levies a 3% rate on exports of goods. Provincial and municipal taxes on Ternium Argentina’s operations have also increased over the last years. In 2021, the federal government and various local governments agreed on a new tax reform, which replaced the 2017 tax reform that provided for a gradual decrease of tax burden on Argentine corporations. In addition, the Argentine Congress passed a new law reinstating a 35% income tax for corporations, and keeping a 7% tax on dividend distributions applicable to results originated from fiscal year 2021. Ternium cannot predict whether future legislation, or any new tax regimes or tax reforms could result in a further increase of the tax burden on its operations in Argentina, which would adversely affect Ternium’s results of operations, net results and financial condition.

Argentine exchange controls could negatively impact Ternium Argentina’s operations or prevent it from paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market.

From time to time, the Argentine authorities have taken measures to reduce the volatility of the ARS/$ exchange rate and have implemented formal and informal restrictions on capital inflows and outflows. Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened significantly over time. For example, Argentine companies are currently required to repatriate all export proceeds from sales of goods and services (including U.S. dollars received through advance payment and pre-financing facilities) and convert such proceeds into Argentine pesos; the purchase of foreign currency for saving purposes is restricted, and access to the foreign exchange market is currently prohibited or limited to companies and individuals. For more information on our foreign exchange restrictions in Argentina, see note 29 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

Particularly with respect to dividends, prior approval from the Argentine Central Bank is required to purchase foreign currency for payment of cash dividends to foreign shareholders and for other cash payments to affiliates abroad. Such approval is rarely (if ever) granted. Because payment of dividends in kind to local and foreign shareholders are permitted by law, several Argentine companies have made in-kind dividend payments in the past few years. For example, on August 9, 2022, Ternium Argentina paid a $300 million dividend in kind consisting of Argentine depositary receipts (CEDEARs) representing certain U.S. listed ETFs. On the basis of Ternium’s equity participation in Ternium Argentina, Ternium collected $188 million from such in-kind dividend payment. Considering that, as a result of the foreign exchange restrictions imposed in Argentina, the international market value of the U.S. listed securities represented by the CEDEARs was significantly lower, Ternium subsequently adjusted the fair value of the CEDEARs accordingly, and recorded a loss of $95 million in the "Change in fair value of financial assets" in its consolidated financial statements. Considering the financial conditions and foreign exchange restrictions existing in the Argentine market as of the date of this annual report, any future dividend payment in kind by Ternium Argentina consisting of securities listed in foreign securities exchanges would result in the recording of a financial expense in Ternium's consolidated financial statements.

Existing foreign exchange controls in Argentina currently limit the purchase and transfer abroad of foreign currency for saving purposes, restricting Ternium Argentina’s ability to hold excess cash reserves in foreign bank accounts. Accordingly, Ternium Argentina holds its cash and financial investments in the Argentine financial system. As of December 31, 2022, Ternium Argentina’s cash and cash equivalents and other investments amounted to $1.4 billion, a large portion of which consisted of U.S. dollar-payable instruments. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and to the effects of applicable foreign exchange restrictions. If the U.S. dollar valuation of Ternium Argentina's financial investments were to decrease, the Company may be required to record a significant loss in its consolidated income statements.

In addition, Ternium Argentina has requested the approval of the Argentine Central Bank to make certain payments of services to affiliates abroad and, as of the date of this annual report, no such approval has been granted. Furthermore, in 2022 the Argentine authorities started to limit the import of goods and services of Argentine corporations, including Ternium Argentina and other companies in the steel value chain, by controlling access to the Argentine foreign exchange market. In accordance with the current goods and services import control system, in place since November 1, 2022, the Argentine authorities may, or may not, clear certain import payments and, if cleared, may determine a payment term equal or different to that being requested. There are no objective conditions upon which Argentine authorities may clear the payment of imports or determine alternative payment terms. If control systems are maintained or are further tightened, local demand for steel products and/or Ternium Argentina's operations or sales could be adversely affected.

As the context of volatility and uncertainty remains in place as of the date of this annual report, additional regulations or restrictions that could be imposed by the Argentine government could further restrict Ternium Argentina’s ability to access the official foreign exchange market, expose Ternium to the risk of losses arising from fluctuations in the ARS/$ exchange rate, or impair Ternium Argentina’s ability to make payments to foreign suppliers or creditors (which could disrupt Ternium Argentina’s operations), pay dividends or royalties abroad, or fund investments or other activities offshore.

Restrictions on supply of energy to Ternium Argentina’s operations could curtail its production and negatively impact its sales and revenue, and Ternium’s results of operations.

A significant share of Argentina’s total electricity resources is based on natural gas-fired power generation. In the past, Argentina has suffered from an insufficient level of investment in natural gas and electricity supply and transport capacity, coupled with a substantial increase in demand for natural gas and electricity. This, in turn, resulted in shortages of natural gas and electricity to residential users and, in particular, to industrial users, including Ternium Argentina, during seasons of high demand. Ternium Argentina’s operations experienced constraints in their natural gas supply requirements and interruptions in their electricity supply at peak hours on many occasions.

Currently, Argentina completes its natural gas requirements through imports from Bolivia and the seaborn market. Natural gas imports from Bolivia are expected to decrease significantly in the coming years due to declining production. The construction of a new natural gas pipeline in Argentina (the GPNK pipeline), expected to start-up in 2023, would increase the supply of natural gas from the country's Vaca Muerta oil and gas shale formation, offsetting decreasing natural gas imports from Bolivia and replacing imports of liquefied natural gas. If natural gas and electricity supply and transport capacity fail to cover the demand for natural gas and electricity on a timely basis, including due to failure to complete the GPNK pipeline or shortages in the availability of liquefied natural gas in the seaborne market, Ternium Argentina’s local production (or that of its main customers and suppliers) could be curtailed, and Ternium Argentina’s sales and revenues could decline, which may adversely affect Ternium Argentina’s results of operations. For further information, see “—Risks Relating to the Steel Industry—Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability” above.

Brazil

Ternium has significant manufacturing operations and assets located in Rio de Janeiro, Brazil. In addition, Ternium has a participation in the control group of Usiminas. Profitability of Ternium’s operations in Brazil and of Usiminas could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Brazil.

Changing economic policies and political conditions in Brazil, which on several occasions in the past resulted in economic uncertainties and recession, may occur in the future, thereby adversely affecting Ternium's business, financial condition and results.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of the country’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved hikes in interest rates, wage and price controls, foreign exchange controls and devaluation, freezing of bank accounts, capital controls and restrictions on imports. Such governmental policies may adversely affect Ternium’s results of operations. For example, in 2021 and 2022, the Brazilian Central Bank repeatedly increased its reference interest rate to counter inflationary pressures, reaching 13.75% in August 2022 from a low of 2% in August 2020. The Brazilian government’s policies may also result in increases in tax payments or tariffs, which could adversely affect industry profitability. For example, the Brazilian congress is discussing major changes to the Brazilian tax regime, which, among other things, would replace current federal, state and municipal taxes levied on the trade of good and services with a single national value added tax. In addition, the Brazilian congress is discussing a tax reform proposal focused on income tax. Ternium cannot predict whether, if approved, the new tax regime would result in a net tax burden increase for its operations. Any increase in the applicable tax burden or tariffs could affect Ternium’s projected cash flow and profitability. The Brazilian economy has been affected by inflation, energy shortages, illiquid lending markets and other political, diplomatic, social and economic developments. Uncertainty over whether the Brazilian government will change policies or regulations affecting these or other factors may contribute to economic instability in Brazil. Ternium’s business and results of operations in Brazil could be adversely affected by rapidly changing economic conditions in Brazil or by the Brazilian government’s policy response to such conditions.

Political instability could adversely affect Ternium's business, financial condition and results.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected public and investor confidence, which resulted in economic deceleration. Brazil has experienced heightened economic and political instability derived from various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the Lava Jato investigation, which negatively impacted the Brazilian economy and political environment and contributed to a decline in market confidence in Brazil. In October 2022, former left-wing president, Luiz Inácio Lula da Silva, was elected president of Brazil, beating Jair Bolsonaro, in a tight election, with 50.9% of the votes. In January 2023, antidemocratic protests by supporters of Bolsonaro ended in the storming of the Supreme Court, the National Congress and the presidential palace. Lula decreed federal intervention of public security in the capital, security forces soon regained control, and several rioters were arrested. The Brazilian authorities have initiated investigations against Bolsonaro and some of his allies. Ternium cannot predict whether a new political crisis will arise in the future nor its effect on the Brazilian economy and, consequently, on the results of operations and financial conditions of Ternium’s businesses in Brazil.

Inflation may undermine economic growth in Brazil and impact Ternium's costs, thereby adversely affecting its results of operations and financial position.

High levels of inflation have in the past undermined the Brazilian economy and the government’s ability to stimulate economic growth. Ternium’s results of operations and financial position could be negatively impacted, as Ternium

Brasil’s BRL-denominated costs (mainly labor-related costs) may increase, thereby affecting Ternium’s cost-competitiveness. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation and hinder access to Brazilian capital markets, which could adversely affect Ternium’s business and ability to finance operations and capital expenditures, making it impossible to estimate with reasonable certainty Ternium Brasil’s future results of operations.

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

Countries may impose restrictive import duties and other restrictions on imports under various trade related laws, such as national security, environmental and intellectual property regulations. The timing and nature of the imposition of trade-related restrictions potentially affecting Ternium’s exports are unpredictable. Trade restrictions on Ternium’s exports could adversely impact Ternium’s ability to sell products abroad and, as a result, Ternium’s profit margins, financial condition and overall business could suffer. One significant source of trade restrictions is unfair competition that could result in the imposition of “antidumping” and “countervailing” duties, as well as “safeguard measures”. These duties can severely limit or altogether prevent exports to relevant markets. In several of Ternium’s export destinations, such as the United States, safeguard duties and other protective measures have been imposed against a large number of steel imports, such as a 25% tariff on certain steel imports imposed by the United States in 2018. For further information, see Item 4. “Information on the Company-B. Business Overview Regulations-Trade Regulations”.

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

There is an increased attention on greenhouse gas (GHG) emissions and climate change from different sectors of society. The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. The European Green Deal, launched in 2019, focuses on adopting the required policies and measures aimed at reaching zero GHG emissions in Europe by 2050. In 2021, the European Commission made a formal proposal for an EU Carbon Border Adjustment Mechanism (CBAM), aimed at avoiding carbon leakage from the European Union and promoting emissions reductions worldwide. Negotiations on the terms of the new CBAM are ongoing, and a final agreement is expected during 2023. In addition, in a joint statement released on October 31, 2021, the United States and the European Union announced their commitment to negotiate "the world’s first carbon-based sectoral arrangement on steel and aluminum trade".

Government initiatives to reduce GHG emissions, such as the introduction of a carbon tax or carbon-pricing systems, the adoption of “cap-and-trade” systems or other measures to promote the use of renewable energy sources could affect steel production costs. In Argentina, the 2017 tax reform introduced a tax on certain fossil fuels, which did not include natural gas. Metallurgical coal and petrochemical coke were exempted as long as they are used as part of an industrial process, other than for energy generation. Effective since March 2018, the tax on fossil fuels is set to increase 10% every year until 2028, when it is expected to reach an average $10 per ton of carbon dioxide equivalent emitted. Similarly, in 2013, Mexico approved carbon taxing rules applicable to fossil fuels (setting a zero tax on natural gas) and in 2019 the government implemented a pilot program for the adoption of an Emissions Trading System (ETS) aimed at reducing GHG emissions, by setting a cap on emissions and allowing for the trade of emission certificates. Although the operational phase is expected to commence during the third quarter of 2023, as of the date of this annual report the Company cannot predict the impact of the new pricing mechanism on its operations and results, as the applicable rules are not yet known. Although existing carbon pricing mechanisms in Mexico and Argentina do not materially limit or penalize Ternium’s GHG emissions, new carbon pricing mechanisms could increase Ternium’s production costs. In addition, the Brazilian congress has been discussing initiatives to introduce a carbon tax on industry processes and power generation facilities, which, if applicable to Ternium’s steel production in Brazil, would result in incremental costs. Such increases in costs could affect, in turn, Ternium’s profitability and net results.

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

Risks Relating To the Company's ADS

The market price for the Company's ADS could be highly volatile.

Volatility in the price of the Company’s ADS may be caused by factors within or outside of the Company’s control and may be unrelated or disproportionate to the Company’s operating results. In particular, the announcement of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as the announcement of transactions, investments, or changes in strategies or business plans of Ternium or its competitors, could adversely affect the trading price of the Company’s ADS, regardless of the likely outcome of those developments. Broad market and industry factors could adversely affect the market price of the Company’s ADS, regardless of their actual effect in operating performance. As an example of this volatility, a high closing price of $42.19 was reached on April 26, 2018, as steel prices in North America spiked reflecting the United States’ imposition of a 25% tariff on certain steel imports, but then fell to a low closing price of $9.84 on March 18, 2020, as the COVID-19 outbreak sent stock market prices sharply down, including the Company’s ADS. Since then, the Company’s ADS recovered and reached a high closing price of $56.19 on August 11, 2021, as steel prices reached record levels in the United States and Mexico reflecting a recovery in steel demand that consistently outpaced steel production capacity restarts, but then fell to a low closing price of $26.75 on September 26, 2022, as steel prices declined steadily, reflecting a gradual normalization of supply chains after disruptions caused by the Russian invasion of Ukraine in February 2022. By February 28, 2023, the closing price of Ternium’s ADS increased to $42.61, reflecting an upward trend in U.S. steel prices after bottoming during the fourth quarter of 2022. The trading price of the Company’s ADSs could also suffer as a result of developments in emerging markets. Although the Company is organized as a Luxembourg corporation, it has substantial assets and operations in Mexico, Argentina, Brazil and Colombia. Financial and securities markets for companies with a substantial portion of their assets and operations in Latin America are, to varying degrees, influenced by political, economic and market conditions in emerging market countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Mexico, Brazil, Argentina and Colombia. See “Risks Relating to the Countries in Which Ternium Operates.”

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

Item 4.    Information on the Company
Overview
Ternium is a leading steel company in the Americas. Its facilities are located in Mexico, Brazil, Argentina, the southern United States, Colombia and Central America. In addition, Ternium participates in the control group of Usiminas, a leading flat steel company in the Brazilian market. For information on the recently announced agreement for the purchase of Usiminas shares from the NSC Group, see “Item 8. Financial Information – B. Significant Changes”. We have an integral management approach that includes the interests of our shareholders, employees, customers and suppliers, as well as those of the communities near our operations. We foster a culture of industrial and technological excellence and promote equal opportunity and equal treatment. We operate with a strong focus on environmental excellence as we advance Ternium’s climate change agenda and sponsor biodiversity protection initiatives. We have long-standing relationships with communities near our operations and have been fostering the development of small and medium-sized customers and suppliers for the last 20 years. Ternium offers a broad range of value-added products and services to customers mainly in the automotive, home appliances, heat, ventilation and air conditioning (HVAC), construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. We strive to offer differentiated products and services, operate with excellence, and attract and develop talent.

Environment, Occupational Health and Safety. We have standardized environment and occupational health and safety (EHS) management systems and devote significant resources to EHS projects. Our evaluation of risks and management of EHS are integrated in our business process and reflected in our related policies. Ternium is committed to protecting the health and safety of its employees, contractors and communities where it operates. We engage our employees as well as our customers and suppliers to embrace our vision and objectives.

Social. The talent and determination of our employees are the cornerstone of Ternium’s leadership. Through Ternium University, Ternium offers a wide array of training programs to support our teams’ efforts in their quest for innovation, continuous improvement and performance excellence. We work together with local institutions to enhance our communities’ education and welfare. We are aware that, to be successful, industrial projects must thrive along with surrounding communities. We have built and operate a technical school in Mexico. We provide scholarships, internships, teachers’ training and infrastructure funding to local schools and health centers. We also organize and fund volunteering programs and health prevention campaigns, and we sponsor sports, social events and arts exhibitions. Through ProPymes, we have been supporting small and medium-sized enterprises in the steel value chain for the last 20 years, strengthening the industrial network by enhancing our customers and suppliers’ competitiveness.

Governance. Integrity is key to Ternium’s long term sustainability. The Company has appointed a business conduct compliance officer, who reports to the CEO. Ternium has mandatory training programs on the Company’s Policy on Business Conduct. The Company has adopted several policies, codes and procedures to ensure transparency and ethical behavior. In addition, the Company has put in place a Compliance Line to report any violation to its code of conduct and principles. We have a compliance department that oversees SOX certifications and related party transactions. The board of directors has an audit committee solely composed of independent directors. The internal audit department, which meets organizational independence and objectivity standards, reports to the chairman of the board and, with respect to internal control over financial reporting, to its audit committee.

Climate Change. Ternium takes an active role in the world’s efforts to address climate change. As a steel company, we constantly search for alternatives to reduce the carbon footprint of our operations and that of our value chain. We partner with suppliers and other companies and associations to foster the development of low carbon dioxide emitting technologies, as a successful energy transition will be key to achieve these goals. We intend to develop new measures to continue decarbonizing Ternium’s operations in the longer term. The main factors that will determine our success to do so are related to the further development of emerging steel-making technologies, prospects for the availability of raw materials, renewable energy and required infrastructure, and the enactment of appropriate government regulations to promote fair trade, among others.

As a company focused on supplying advanced steel products, Ternium is well positioned to contribute to the world’s energy transition process. We believe we will have significant opportunities to develop innovative products required for renewable energy applications, emerging electric vehicles technologies and green construction strategies, as countries seek to meet their emission commitments.

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
On April 29, 2007, we acquired Grupo Imsa through a cash tender offer and a cash redemption. Grupo Imsa was renamed Ternium Mexico and, effective March 31, 2008, Hylsamex merged with and into Ternium Mexico. In connection with this merger, Ternium Argentina acquired, and currently holds, a 28.73% participation in Ternium Mexico.
In April 2008, the National Assembly of Venezuela declared Sidor of public and social interest, and authorized the Venezuelan government to expropriate the company and its assets. On May 7, 2009, Ternium completed the transfer of its entire 59.7% interest in Sidor to Corporación Venezolana de Guayana, a Venezuelan state-owned entity.
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
On January 16, 2012, the Company’s subsidiaries, Ternium Investments and Ternium Argentina (together with its wholly-owned subsidiary Prosid Investments S.A., or "Prosid", and the Company’s affiliate, Confab Industrial S.A., a subsidiary of Tenaris, or TenarisConfab), joined the existing control group of Usiminas, a leading steel company in the Brazilian flat steel market, through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively, and formed the so-called Ternium/Tenaris (T/T) Group.
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
Ternium Investments, Ternium Argentina, Prosid and TenarisConfab are parties to an Usiminas shareholders’ agreement, effective as of April 10, 2018, with the NSC Group and Previdência Usiminas, governing their rights and obligations as shareholders of Usiminas.

On March 30, 2023, Ternium Investments and Ternium Argentina, together with TenarisConfab, entered into a share purchase agreement to acquire from the NSC Group, pro rata to their current participations in the T/T Group, 68.7 million ordinary shares of Usiminas, increasing Ternium’s participation in the Usiminas control group to 51.5%. For further information on our investment in Usiminas, see “—C. Organizational Structure—Other Investments—Usiminas” and for more information on the recently announced agreement for the purchase of Usiminas shares from the NSC group, see “Item 8. Financial Information – B. Significant Changes”.
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
B.    Business Overview
Our Business Strategy
Three main drivers compose Ternium’s business strategy: a focus on sophisticated value-added products, the pursuit of strategic growth opportunities and a relentless quest for competitive industrial operations. Ternium aims to enhance stakeholder value by further consolidating the company’s position as a leading steel producer in Latin America and a strong player in the Americas, while increasing its differentiation and strengthening its competitiveness.
We believe Ternium has built competitive advantages in its main steel markets. The company’s industrial presence and its network of distribution centers and commercial offices increase Ternium’s ability to offer differentiated logistics and stock management services. In addition, our integrated connectivity platform covering the entire customer relationship process enables the company to provide a better and faster response to its customer’s needs.
Ternium works together with small and medium-sized customers and suppliers in Argentina and Mexico, through the ProPymes program, to help them prosper. The development of SMEs and a collaborative industrial network have strengthened the company’s value chain. This effort has led to a virtuous cycle of improved competitiveness, increased exports and import substitution of manufactured products.
Ternium’s differentiation initiatives have also included investments in state-of-the-art technologies. As part of this strategy the company has built its Pesquería Industrial Center in Mexico, which currently comprises a hot-rolling mill, a cold-rolling mill, two galvanizing facilities and a painting line. In 2022, Ternium began the deployment of a new downstream project in this center. The project includes a push-pull pickling line and new finishing lines, currently expected to be commissioned by mid-2024, and a cold-rolling mill and hot-dip galvanizing line, expected to begin operations by the end of 2025. These projects are consistent with the company’s strategy to strengthen its competitive positioning in order to replace imports in the Mexican market, and better serve its customers with a broader and more technologically advanced product portfolio. Complementing its processing technology upgrade, the company is expanding its product research and development infrastructure in order to enhance its capabilities and speed up the development of a broader product portfolio, particularly in the high-end steel segment, to better serve its industrial customers.
We believe that Ternium has substantial business opportunities in the USMCA region. Mexico has an attractive steel market with significant demand for advanced steel products, and Mexican steel producers cover approximately half of flat steel demand in the country. The Mexican industrial sector has access to the US and Canadian markets through the USMCA, and to other major economic regions and trade blocks through other free trade agreements. Mexico has privileged conditions to host a competitive and innovative manufacturing sector and its favorable geographic location provides a competitive logistics base to reach every major market. We believe that Ternium is well positioned in Mexico to compete with foreign producers and gradually substitute imports, as the company has built a solid differentiation strategy, supported by its unique industrial presence, as well as by its market competitiveness.
The implementation of the USMCA trade agreement and recent trends of nearshoring manufacturing capacity in the steel value chain, have made the USMCA region an attractive destination for continued investment. The company has recently announced the construction of new steelmaking facilities in the USMCA region. The new facilities, consisting of an electric-arc-furnace-based steel shop and a DRI module, are expected to produce the highest specification steels, necessary for the most demanding applications. This project is expected to place the company in an even better position to take advantage of attractive business opportunities.
Ternium has a significant presence in the Argentine steel market, the third largest in Latin America. The country’s manufacturing customers account for approximately half of the local flat steel consumption, providing ample opportunities for the offering of value-added products and services. Ternium has a solid differentiation strategy in Argentina built on its industrial integration in the country, which allows it to offer customized products and value-added services.
In Colombia, the fourth largest steel market in Latin America, the company has expanded its capacity, adding a greenfield reinforcing bar facility in Palmar de Varela in 2020. Other facilities with finishing lines and service centers in Guatemala, El Salvador, Nicaragua and Costa Rica enable Ternium to maintain a vast presence in the region.
Focus on sophisticated steel products. The incorporation of new technologies, the development of new advanced steel products and the integration of our industrial system are elements of a strategy aimed at increasing the participation of higher margin value-added products in the company’s sales mix. Ternium’s industrial center in Pesquería strengthened our positioning in the high-end market sector, expected to give way to a gradual substitution of imported steel in key industrial segments. The start-up of our new hot-rolling mill in 2021 represents a technological leap forward in Mexico’s steel production capacity. The new downstream project that Ternium began to deploy in 2022 in its Pesquería industrial center will expand the facility’s advanced high-strength and ultra high-strength steel production capabilities for the automotive, transport and heavy machinery industries. Ternium’s new steel bar and coil mill in Palmar de Varela, Colombia is able to offer leading anti-seismic steel products for the Colombian construction sector, with improved resistance and toughness compared to those previously available in the market. For more information on Ternium’s product research and development efforts, see “—Research and Development; Product Development.” For further information on Ternium’s capital expenditures, see “—Capital Expenditure Program.”
Pursuit of strategic growth opportunities. We have a history of strategically growing our businesses through acquisitions and organic growth. We intend to continue identifying and actively pursuing growth-enhancing strategic opportunities to consolidate Ternium’s presence in its main markets and expand it to the rest of the Americas. We also intend to increase our industrial system integration, broaden our offerings of value-added products, and enhance our production and distribution capabilities. For example, in 2017 Ternium acquired a steel producer, renamed Ternium Brasil, with facilities located in the state of Rio de Janeiro, Brazil, with annual production capacity of 5.0 million tons of high-end steel slabs. With this acquisition, total crude steel production capacity of Ternium’s industrial system increased to 12.4 million tons, or by approximately 70%. The acquisition of the Rio de Janeiro facility triggered the construction of a new hot-rolling mill in Pesquería, Mexico, with annual production capacity of 4.4 million tons. This new facility enables the integration of the Rio de Janeiro slab facility with Ternium’s industrial system in Mexico. Furthermore, the new downstream investment project being deployed in Pesquería and the recently announced upstream investment project in the USMCA region are expected to place the company in an even better position to take advantage of attractive market opportunities. For further information on Ternium’s capital expenditures, see “—Capital Expenditure Program.”
Enhancement of Ternium’s competitive position. In addition to developing a full range of steel products and delivering differentiated services to Ternium’s customer base, we aim to enhance the company’s competitive position by seeking excellence in operational performance. Our quest for operational excellence relies on the cross implementation of Ternium’s managerial, commercial and production best practices. Ternium has a centralized industrial engineering, automation, OH&S and environmental management area. Focused on capacity utilization, quality and maintenance, this area facilitates the improvement of production processes through best practices, a coordinated deployment of new technologies and access to strong internal technical support.
Ternium’s broad range of value-added products, just-in-time delivery, inventory management and other services offered to customers in major steel markets are supported by the company’s service center, distribution, sales and marketing networks. Ternium’s ample range of products and services can be offered to its customer base in a coordinated way, as its industrial system runs on a unified IT platform. The company has integrated its processes with those of its customers and suppliers through the company’s digital marketplace, “Ternium Activo”. Most of its customers’ orders are placed through this platform, which helps them improve their management processes.
Sustainability
Ternium aims to create value for all its stakeholders. Our main efforts focus in the areas of occupational health and safety, environmental management, human resources, community relations and the value chain, and aim at ensuring a sustainable operation in the long-term.
Improving our safety performance. The safety and well-being of our employees is our top priority and key to our success as a sustainable organization over time. Ternium strives to create and sustain a safety culture aimed at safeguarding its employees' well-being. Occupational health and safety (OH&S) management and risk assessment are integrated to Ternium's business processes and are reflected in Ternium's OH&S policy. OH&S performance is included in the managers' integrated set of objectives. Senior managers lead every initiative aimed at forging Ternium's

OH&S culture. We design strategies to align our culture with our OH&S vision. We seek to engage our employees, customers and contractors in order to deploy our vision and targets, managing our production processes safely and implementing an effective communication. Through our “Safety First” program, safety behaviour has been placed at the cornerstone of our culture. We have dedicated safety management teams that evaluate facilities and processes with an ample view, and design plans to mitigate risks.

Minimizing our environmental footprint. The protection of the environment is a fundamental value for Ternium. The Company’s Environmental and Energy Policy expresses our commitment to the preservation of the environment. Ternium’s steel and mining operations are subject to laws and regulations to protect the environment, including the use of land, air emissions, wastewater treatment and discharge, the use, handling and disposal of hazardous or toxic materials, and the handling and disposal of waste. Ternium’s corporate environmental and energy policy requires that each of its business units comply with applicable environmental laws and regulations. We aim at achieving the highest standards of environmental performance, as a basis to ensure a sustainable development, and encourage Ternium’s supply chain to embrace these principles.

Ternium’s environmental performance leans on an environmental and energy management system encompassing every production unit. Ternium audits and certifies its system and procedures on a regular basis, which result in updates to the company’s environmental management processes and the identification of improvement opportunities. The system is certified under the ISO 14001 environmental management norm in all the facilities and under the ISO 50001 energy management norm in Ternium’s top energy consuming operations. Ternium is in the process of incorporating additional facilities to its ISO 50001 certification scope.

Another element for ensuring the preservation of the environment is management supervision. Monthly, the Industrial, Environmental, Health and Safety Management Committee, led by the CEO, gathers to review and discuss Ternium's environmental and safety performance. Ternium consistently invests in environmental improvement projects, and is deploying a medium-term plan that is mainly focused on strengthening infrastructure in connection with particulate matter emission control, material efficiency and water quality control at the primary areas of its operations.

For further information on environmental regulations, see Item 4. “Information on the Company —B. Business Overview — Regulations - Environmental Regulation”. For a description of some of the risks associated with the environment, health and safety, see Item 3. “Key Information—D. Risk Factors.”

Realizing our people’s full potential. Ternium works constantly towards the consolidation of an organization that offers equal opportunity and treatment, and that promotes industrial and technological excellence. We believe that Ternium’s performance is dependent on the development of personnel competences and skills for each position in the company, and in a careful planning of succession and continuity processes. In this regard, we have centralized personnel training activities in Ternium University (TU) and Ternium has a Career Development program and a Succession program for key positions.

Ternium has adopted policies on Human Rights and Diversity and Work Environment Free of Harassment. We aim to foster a workplace environment that attracts and develops talents across all genders, nationalities, generations, cultures, religions and backgrounds, respecting and valuing individual differences. Ternium’s Code of Conduct prohibits unlawful discrimination in employment relations and ensures that every person has the right to apply for employment with Ternium or to be considered for a new position strictly based only on the skills required for such task.

Helping communities thrive. We believe that an industrial project like Ternium’s can only be sustainable if community and industry grow together. This is the principle guiding our community programs, which focus on four main fields:

-    Education. We are convinced that education is the key to prosperous community growth. Therefore, we have developed and ran educational programs covering the entire school cycle, from elementary to post-graduate, helping children and youngsters to fulfill their potential and become active contributors to society. Our programs include the Roberto Rocca Technical Schools, the Technical Gene program, the AfterSchool Program and Roberto Rocca Scholarships.

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

Strengthening our value chain. Ternium offers support to small and medium size enterprises (SMEs) through ProPymes, a program that provides a variety of services including training, industrial assistance, institutional assistance, commercial support and financial aid. The ProPymes program fosters the development of the industrial value chain in Mexico and Argentina, and helped create an industrial network that encourages the professionalization and quest for excellence of SMEs, which, based on knowledge sharing, reciprocal learning and exchange of experiences, aims at the implementation along the value chain of the best practices utilized in the industry.

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
Production Facilities and Processes
Ternium’s aggregate production capacity of crude steel as of December 31, 2022, calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process, was approximately 12.5 million tons. Ternium’s aggregate production capacity of finished steel products, calculated based on the same criteria as for crude steel production, was approximately 15.2 million tons. Ternium’s aggregate production capacity of iron ore pellets as of December 31, 2022, was 4.0 million tons. Such iron ore products are mainly sold intercompany for the production of steel products by our steel segment.

Steel production facilities, service centers and distribution centers
The assets described in this section are owned by Ternium’s operating subsidiaries. The following table provides an overview, by type of asset, of Ternium’s production capacity as of December 31, 2022:

Production asset	Quantity	Nominal capacity (thousand tons per year)[1]
		Mexico	Brazil	Argentina	Other	Total
Coke Plant	7		1,800	1,040		2,840
Sinter Plant	2		5,700	1,480		7,180
Direct Reduced Iron Plant	3	2,710				2,710
Blast Furnace	4		5,300	3,220		8,520
Electric Arc Furnace	5	4,190			235	4,425
Basic Oxygen Furnace	5		5,200	3,500		8,700
Vacuum Degassing	3	840	3,200	1,200		5,240
AHF Plant	1		3,000			3,000
Thin Slab Continuous Caster	1	2,460				2,460
Slab Continuous Caster	4		5,000	5,630		10,630
Billet Continuous Caster	3	1,640			230	1,870
Hot-rolling Mill (flat products)	4	9,910		2,890		12,800
Skin-Pass Mill	5	3,730		990		4,720
Hot-rolling Mill (long products)	5	1,190			740	1,930
Pickling Line	9	5,390		1,910		7,300
Cold-Rolling Mill (Tandem or Reversing)	9	3,790		1,840		5,630
Electrolytic Cleaning	5	1,940		230		2,170
Annealing Line	5	1,430		1,330		2,760
Temper Mill	7	2,040		2,020		4,060
Tension-Leveling / Inspection Line	10	1,480		1,150		2,630
Electro-Tinplating line	1			160		160
Hot Dip Galvanizing Line	13	2,390		640	380	3,410
Electro-Galvanizing Line	1			110		110
Color-Coating Line	9	810		120	210	1,140
Slitter	32	2,090		500	310	2,900
Cut to length	36	570		1,000	220	1,790
Roll forming Line	34	510		540	230	1,280
Panel Line	4	80				80
Profile Line	15	140		80	110	330
Tube Line	20	520		190	60	770
Wire drawing Lines	12				100	100
Wire Mesh Lines	2				40	40
Rebar Processing Lines[2]	48				190	190
1    In this annual report, annual production capacity is calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.
2    Includes shears, straighteners, stirrup benders and shaping centers.
Mexico. Ternium has 12 steel production and/or processing units in Mexico, consisting of three integrated steel-making plants (two of which produce long steel products and one of which produces flat steel products and includes two steel service centers); five downstream flat steel processing plants, combining hot-rolling, cold-rolling and/or coating facilities (two of which include steel service centers); and four steel service centers. In addition, Ternium has twelve distribution centers, or DCs, in Mexico, aimed at serving customers mainly in the construction sector.

The following table sets forth key items of information regarding Ternium’s principal production units in Mexico:

Unit	Type of plant				Location
	Integrated[1]	Downstream[2]	Service center	Distribution center
Guerrero	X		X		San Nicolás d.l.G., Nuevo León
Apodaca	X				Apodaca, Nuevo León
Puebla	X				Puebla, Puebla
Juventud		X	X		San Nicolás d.l.G., Nuevo León
Churubusco		X	X		Monterrey, Nuevo León
Monclova		X			Monclova, Coahuila
Universidad		X			San Nicolás d.l.G., Nuevo León
Pesquería		X			Pesquería, Nuevo León
Apodaca Industrial			X		Apodaca, Nuevo León
Apodaca Comercial			X		Apodaca, Nuevo León
Edificios Metálicos			X		Ciénaga de Flores, Nuevo León
San Luis			X		San Luis, San Luis Potosí
DC Chihuahua				X	Chihuahua, Chihuahua
DC Tijuana				X	Tijuana, Baja California
DC Norte				X	Escobedo, Nuevo León
DC Puebla				X	Puebla, Puebla
DC Guadalajara				X	Guadalajara, Jalisco
DC México				X	Tultitlán, Estado de México
DC Culiacán				X	Culiacán, Sinaloa
DC Veracruz				X	Veracruz, Veracruz
DC Mérida				X	Mérida, Yucatán
DC Tuxtla				X	Tuxtla Gtz, Chiapas
DC León				X	León, Guanajuato
DC Villahermosa				X	Villahermosa, Tabasco
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
In February 2022, Ternium announced the construction of new downstream facilities in the Pesquería industrial center. Projects include a push-pull pickling line with annual capacity of 550,000 tons and new finishing lines, currently expected to be commissioned by mid-2024, and a cold-rolling mill and hot-dip galvanizing line with annual capacity of 1.6 and 0.6 million tons, respectively, expected to begin operations by the end of 2025. These projects are consistent with the company’s strategy to strengthen its competitive positioning in order to replace imports in the Mexican market, and better serve its customers with a broader and more technologically advanced product portfolio. For further information on Ternium’s capital expenditures, see “—B. Business Overview—Capital Expenditure Program.”
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
Argentina. Ternium has eight steel production and/or processing units in Argentina, consisting of one integrated flat steel-making plant; four downstream flat steel processing plants, comprising cold-rolling, coating or tube-making facilities (three of which include steel service centers); and three additional steel service centers. In addition, Ternium has a DC in Argentina, aimed at serving customers mainly in the construction sector.
The following table sets forth key items of information regarding Ternium’s principal production units in Argentina:

Unit	Type of plant				Location
	Integrated	Downstream	Service center	Distribution center
San Nicolás	X				Ramallo, Buenos Aires
Canning		X	X		Canning, Buenos Aires
Haedo		X	X		Haedo, Buenos Aires
Florencio Varela		X	X		Florencio Varela, Buenos Aires
Ensenada		X			Ensenada, Buenos Aires
Rosario			X		Rosario, Santa Fe
Serviacero III			X		Ramallo, Buenos Aires
Sidercrom			X		Ramallo, Buenos Aires
Pacheco				X	Pacheco, Buenos Aires
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
Ternium has recently announced the construction of a new wind farm in the Province of Buenos Aires, Argentina. This new facilities will enable the company to replace approximately 65% of the electricity currently purchased from third parties for its operations in the country. For further information on Ternium’s capital expenditures, see “—B. Business Overview—Capital Expenditure Program.” For further information on Ternium’s decarbonization strategy, see “—B. Business Overview—Sustainability —Minimizing our environmental footprint.”
Other countries. Ternium has 19 steel production and/or processing units in Brazil, Colombia, Central America and the United States, consisting of two integrated steel-making plants (one of which produces flat steel products in Brazil and the other long steel products in Colombia); one downstream long steel hot-rolling plant; two downstream flat steel processing plants, comprising coating facilities (one of which includes a steel service center and a steel retail distribution center); and fourteen steel service centers. In addition, Ternium has nine DCs aimed at serving customers mainly in the construction sector.
The following table sets forth key items of information regarding Ternium’s principal production locations and production units:

Unit	Country	Type of plant				Location
		Integrated	Downstream	Service Center	Distribution Center
Rio de Janeiro	Brazil	X				Santa Cruz, Rio de Janeiro
Shreveport	USA		X			Shreveport, Louisiana
Manizales Steel	Colombia	X				Manizales, Caldas
Atlántico	Colombia		X			Palmar de Varela, Atlántico
Barranquilla	Colombia			X		Malambo, Atlántico
Bogotá	Colombia			X		Bogotá, Cundinamarca
Manizales Services	Colombia			X		Manizales, Caldas
Cali	Colombia			X		Puerto Tejada, Cauca
Itagüí	Colombia			X		Itaguí, Antioquía
DC Montería	Colombia				X	Montería, Córdoba
DC Bucaramanga	Colombia				X	Bucaramanga, Santander
Villa Nueva	Guatemala		X	X	X	Villa Nueva, Guatemala
Huehuetenango	Guatemala			X		Huehuetenango, Huehuetenango
Jutiapa	Guatemala			X		Jutiapa, Jutiapa
Teculután	Guatemala			X		Teculután, Zacapa
Coatepeque	Guatemala			X		Coatepeque, Quetzaltenanago
Escuintla	Guatemala			X		Escuintla, Escuintla
DC Zona 9	Guatemala				X	Guatemala, Guatemala
DC Petapa	Guatemala				X	Guatemala, Guatemala
DC Mazatenango	Guatemala				X	Mazatenango, Suchitepéquez
DC Petén	Guatemala				X	Petén, Petén
DC Quetzaltenango	Guatemala				X	Quetzaltenango, Quetzaltenango
DC Cobán	Guatemala				X	Cobán, Alta Verapaz
DC Chiquimula	Guatemala				X	Chiquimula, Chiquimula
San Salvador	El Salvador			X		San Salvador, San Salvador
San Miguel	El Salvador			X		San Miguel, San Salvador
Managua	Nicaragua			X		Managua, Managua
San José	Costa Rica			X		San José, Costa Rica
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
Shreveport unit: located in Louisiana, United States, the Shreveport unit produces galvanized and color coated sheets. It processes cold-rolled coils procured mainly from Ternium Mexico or the U.S. market. Ternium recently launched an expansion of its Shreveport facility, with a second coil coating paint line expected to start-up during the first half of 2025.

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
Huehuetenango, Jutiapa, Teculután, and Coatepeque units: the Huehuetenango unit in Huehuetenango, the Jutiapa unit in Jutiapa, the Teculután unit in Zacapa and the Coatepeque unit in Quetzaltenango are steel service centers located in Guatemala that produce roll-formed products for the construction industry. These plants process coated steel coils mainly procured from Ternium Mexico or received from the Villa Nueva unit.
Escuintla unit: located in Escuintla, Guatemala, the Escuintla unit is a steel service center that produces roll-formed products and profiles for the construction industry. This plant process hot-rolled and coated steel coils mainly procured from Ternium Mexico or received from the Villa Nueva unit.
San Salvador, San Miguel and Managua units: the San Salvador and San Miguel units in San Salvador, El Salvador, and the Managua unit in Managua, Nicaragua, are steel service centers that produce roll-formed products for the construction industry. These plants process coated coils received mainly from the Villa Nueva unit.
San José unit: located in San José, Costa Rica, this is a steel service center that produces roll-formed and cut-to-length products for the construction industry. These plants process coated coils procured from Ternium Mexico or received from the Villa Nueva unit.
New Upstream Project in the USMCA Region. Ternium has recently announced the construction of new upstream facilities in the USMCA region. The new facilities consist of an electric-arc-furnace-based steel shop and a DRI module will annual capacity of 2.6 and 2.1 million tons, respectively. To produce the highest specification steels, necessary for the most demanding applications, the steelmaking facilities will also include an RH degasser and a slab caster with two lines. These plants, together with a port facility for raw material handling, will require a total investment of $2.2 billion, and are currently expected to be commissioned in the first half of 2026. This project is expected to advance the integration of Ternium’s industrial system, reinforce its position as a leading steel supplier in the region and support the company's ongoing compliance with the USMCA’s ‘melted and poured’ requirement for the automotive industry. For further information on Ternium’s capital expenditures, see “—B. Business Overview—Capital Expenditure Program.”
Mining Production Facilities

Ternium has iron ore production facilities in Mexico. We have a 100% interest in Las Encinas, and a 50% interest in Consorcio Peña Colorada, and conduct our mining activities through these companies. In 2022, we recorded iron ore shipments of 3.5 million tons, most of which were destined to Ternium’s steelmaking facilities in Mexico, with a small share shipped to third-parties. The following table provides an overview of Ternium’s active mining operations:

Company	Mine	Location	Type of Mine
Las Encinas	Aquila	Aquila, Michoacán	Open pit
Las Encinas	Palomas	Pihuamo and Tecalitlán, Jalisco	Open pit
Consorcio Peña Colorada	Peña Colorada	Minatitlán, Colima	Open pit
In addition, Las Encinas owns El Encino and Cerro Nahuatl mines, and has operated the El Chilillo mine, all of which are substantially exhausted.
The following table provides an overview, by type of facility, of Ternium’s production capacity as of December 31, 2022:

	Las Encinas		Consorcio Peña Colorada(1)
Production facility	Quantity	Capacity(2)	Quantity	Capacity(2)
Crushing Plant(3)	2	4,500	1	18,000
Grinding and concentration Plant(3)	1	3,500	1	16,300
Pelletizing Line	1	1,900	2	4,100
(1)Figures correspond to total capacity. Ternium has a 50% interest in Consorcio Peña Colorada.
(2)In thousands of tons per year. Crushing capacity for Las Encinas includes crushing lines located close to the Aquila and El Encino mines. In addition, Las Encinas operates at the Palomas mine, under a lease agreement, a crushing facility with annual capacity of 500,000 tons.

(3)The capacity figures for the crushing and concentration plants refer to the plants’ iron ore processing capacity. The plants’ actual iron ore concentrate production depends on the iron ore grade of the processed material.

The following table provides a description of Ternium’s tailings dams as of December 31, 2022:

	Las Encinas			Consorcio Peña Colorada(1)
Dam / section	Cerro Náhuatl	Alzada / 1	Alzada / 2	Guásimas	Arrayanal / 1	Arrayanal / 2
Type of structure	Downstream	Combined(3)	Downstream	Combined(4)	Downstream(5)	Downstream
Status	Closing procedure	Stand by	Operative	Closing procedure	Operative	Operative
Deposits volume(2)	9	11	3	54	21	14
(1)    Figures correspond to total capacity. Ternium has a 50% interest in Consorcio Peña Colorada.
(2)    In million cubic meters.
(3)    Three out of six embankments were originally built upstream, and then reinforced to meet all requirements under the strictest international seismic standards.

(4)    Out of a total eight embankments, one was built with a combination of downstream and centerline methodologies, one was built as a downstream starter dam and six were built with an upstream methodology. In order to reduce risks of collapse under the strictest international seismic standards, certain reinforcements are recommended. Ternium has indicated Consorcio Peña Colorada that it supports Consorcio Peña Colorada's efforts to mitigate those risks. Consorcio Peña Colorada has obtained the permits required by SEMARNAT (Mexican Secretariat of Environment and Natural Resources) to carry out those reinforcements, although the permits required by CONAGUA (Mexican National Water Commission) are still pending. The completion of the project could take approximately three years. For a description of risks, see Item 3. “Key Information-D.Risk Factors-Risks Relating to Ternium's Mining Activities-Unexpected natural and operational catastrophes may impact the environment or cause exposure to hazardous substances, adversely impact Ternium's operations and profitability, and result in material liabilities to Ternium.”

(5)    Includes upstream embankments in non-relevant zones.

Location Map of Las Encinas and Consorcio Peña Colorada’s Active Mines

Peña
Colorada
Mine
19.37651°-104.10428°
Palomas
Mine
19.24129°-103.26746°
Aquila
Mine
18.62122° -103.47043°
N
100 miles
(approx)
Iron Ore Mine
Including WGS84 coordinates

Las Encinas
Las Encinas produces iron ore pellets and magnetite concentrate in Mexico. At present, Las Encinas operates the Aquila and Palomas open pit mines located in Michoacán and Jalisco, respectively. In January 2023, the Aquila operations was temporarily shut down. For more information on this event, see “Risks Relating to Ternium’s Mining Activities - Difficulties in relationships with local communities may adversely affect Ternium’s mining activities and results of operation.”

Las Encinas operates three crushing plants (located close to each of the Aquila, the El Encino and the Palomas mines), and a concentration and pelletizing plant located in Alzada, Colima. Its major processing facilities (crushing, concentration and pelletizing facilities) include two primary crushers and a dry cobbing plant located in the Aquila mine, a crushing plant, which includes two primary crushers and pre-concentration with magnetic pulleys located at the El Encino mine, and a semi-mobile crushing plant, which includes primary crushers and pre-concentration with magnetic pulleys located at the Palomas mine (operated under a lease agreement), and horizontal and vertical ball mills and several stages of magnetic separation in the Alzada facilities. Las Encinas has two operational tailings dams in Alzada and an idled tailings dam located in Cerro Náhuatl.

The iron ore pre-concentrate is transported from the Aquila mine to a transfer station at Tecoman, Colima, by truck and from Tecoman to the Alzada facilities by rail and truck for processing in the concentration plant (located at approximately 160 kilometers from the Aquila mine). The iron ore extracted from the Palomas mine is currently processed in a crushing facility in the mine, and the crushed iron ore is transported from the Palomas mine to the Alzada facilities by truck for processing in the concentration plant in Alzada (located at approximately 60 kilometers from the Palomas mine). In addition, our plant located in Alzada may receive, from time to time, magnetite iron ore purchased by Las Encinas from other local concessionaires. The iron ore pellets produced in the Alzada facilities are transported by rail to Ternium Mexico’s integrated facilities in Monterrey and Puebla, Mexico. The Aquila, El Encino and Palomas operations and the Alzada facilities receive electrical power from the Comisión Federal de Electricidad ("CFE"), the Mexican state-owned electric utility company.

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

Aquila is a mine composed predominantly of magnetite ore with hematite traces, and sulphides, silicates and carbonates gangues. The form of mineralization is massive and disseminated (hornfels, endoeskarn), with mineralized breccia. The mine site is hosted along to a regional fault, between an intrusive granodiorite and limestone, and the shape of the deposit is a northeast-southwest mineralization, mainly controlled by geological structures.

At the Palomas Mine, Las Encinas holds mining rights for the extraction of iron ore over 376 hectares. The Palomas operations (an open pit mine) stand on an area owned by Las Encinas, which started operating this mine in 2017.

The Palomas mine is a deposit iron skarn hosted in calcareous and granitic rocks with different kind halos of alteration grade. Mineralization is massive, bordered by disseminated mineral. The ore body is situated in concordant tabular horizons with a northwest and southeast-oriented pseudo stratification and northeast-oriented dip. The mineralization is predominantly magnetite ore with hematite traces. The gangue mineral is composed of garnet, pyrite and calcite. The surrounding rocks are skarn (calcareous protolyte, clayey calcareous and Cretaceous sandy) or hornfels (clayey protolyte). The stratigraphic sequence is affected by dyke intrusions of monzonite and granite composition.

Mineral reserve and resource estimates at Las Encinas mines are based on a long-term iron ore reference price of $80 per dry metric ton for 62% ferrous CFR China, adjusted for grade, logistics, and other adjustments.

Areas under exploration

Las Encinas holds mining rights over other areas scattered throughout Michoacán, Jalisco and Colima, Mexico. Las Encinas has developed and may continue pursuing the development of small to mid-sized mining operations similar to Palomas, as a way to diversify its sources of iron ore and to make effective use of its mining rights in the region.

Exhausted mines

The El Chilillo open pit mine was operated until 2015. The El Chilillo mineral reserves were exhausted, the mine’s operations were suspended and the land returned to the owners. Ternium has already completed the requisite restoration works and has filed the applicable report with the environmental authority.

The El Encino open pit and underground mine was operated until 2011. The El Encino mineral reserves were exhausted and the mine’s operations have been suspended. Ternium is currently evaluating the steps required to proceed with its permanent closure. The crushing and transfer facilities at El Encino are still in operation and will remain active to receive, process and transfer to the Alzada pelletizing plant iron ore that Las Encinas buys from time to time from other local concessionaires.

The Cerro Nahuatl open pit mine located in Colima, Mexico, operated until 2008. The Cerro Nahuatl mineral reserves were exhausted and the mine’s operation has been suspended. Ternium is currently following the steps required to proceed with its permanent closure.

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

Consorcio Peña Colorada has operated since 1974 and holds mining rights over 39,980 hectares. The Peña Colorada mine is a complex polyphase iron ore deposit. Several magmatic and hydrothermal events produced iron mineralization as skarns or skarnoids, and late dikes and faults that crosscut the mineralized bodies. The main mineralization events are a massive ore body and a disseminated ore body, within polymictic breccia zones. Reserve estimates at the Peña Colorada mine are based on a long-term iron ore reference price of $71 per dry metric ton for

65% ferrous CFR China, adjusted for grade, logistics, and other adjustments. Resource estimates are based on a price of $92 per dry metric ton for 65% ferrous CFR China, adjusted for grade, logistics, and other adjustments.

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

Iron ore mineral resources and reserves
In 2022, net sales of Ternium’s mining segment represented 2.5% of the Company’s consolidated net sales. As of December 31, 2022, the property, plant and equipment value of Ternium’s mining segment represented 6.3% of the Company’s consolidated property, plant and equipment value. None of our iron ore mines is considered to be material on an individual basis.

The estimates of mineral resources and mineral reserves at our mines and projects have been prepared by qualified persons. The 2022 mineral resource and mineral reserve estimates at the Aquila and Palomas mining properties have been prepared by a qualified person who is employed by Ternium. The 2022 mineral resource and mineral reserve estimates for the Peña Colorada mine were audited by SLR Consulting (Canada) Ltd. In addition, external qualified professionals and companies collaborate with management to validate findings in relevant areas such as geotechnology, geology and mining design.

Las Encinas and Consorcio Peña Colorada have in place quality control and quality assurance processes and procedures to estimate mineral resources and mineral reserves. Las Encinas and Consorcio Peña Colorada adopted internal procedures that describe the systems and processes to effectively manage mining activities. These procedures follow industry practices, are managed by experienced and qualified technical experts, and are regularly reviewed and updated.

In the field, information is managed by experienced professionals who follow specified procedures. Data derived from exploration drilling, field sampling, process tests, and end product quality is subject to thorough sample security and integrity protocols, field and laboratory quality assurance and quality control processes, as well as data validation procedures. Quality control processes and procedures vary depending on the specific nature of the drilling, sampling program or laboratory analysis. Operational and historical data is subject to internal validation procedures. Compliance with such procedures is verified through internal database audits and spatial and statistical analyses.

Mineral resource and reserve estimations are subject to normal industry risks, including metal prices, economic and market risks, metallurgical performance, and geological modeling. For geological risk, Ternium has modeling and estimation procedures following mining industry best practices, including drilling, core logging, sampling, and density protocols. For information on risks relating to the determination of mineral resources and reserves, see “Risks Relating to Ternium’s Mining Activities - Ternium’s resource and reserve estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine or cause Ternium to revise its resource or reserve estimates.”

Iron ore mineral reserves

The table below details Ternium’s estimated proven and probable iron ore mineral reserves as of December 31, 2022. The classification of the iron ore reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit. Mineral reserves are reported as Run of Mine (ROM). Tonnage is reported on a wet metric ton basis.

Iron ore reserves as of	December 31, 2022						December 31, 2021
	Proven		Probable		Total		Total
	Million tons	Fe %(1)	Million tons	Fe %(1)	Million tons	Fe %(1)	Million tons	Fe %(1)
Las Encinas	21	39	—	—	21	39	23	39
Peña Colorada(2)	52	22	69	21	121	21	125	22
(1)Represents total iron content for Las Encinas and magnetic iron content for Peña Colorada.
(2)Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada.
The table below provides additional information on iron ore production and average estimated mine life.

Operations/Projects	% Ownership	In Operation Since	2022 Run of Mine Production (million tons)	2022 Saleable Production (million tons)(1)	Estimated Mine Life (Years)(2)
Las Encinas(3)	100	1970	3.1	1.4	6
Peña Colorada(4)	50	1974	6.8	2.0	16
(1)Saleable production consists of a mix of direct shipped ore (DSO), concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%.
(2)Mine life is calculated assuming the full utilization of the pellet plant and corresponds to the duration of ore reserve estimates only.

(3)In 2022 includes exclusively the Aquila and Palomas mines. Run of mine production in 2022 was 3.1 million tons and in 2021 was 4.5 million tons.
(4)Run of mine production in 2022 was 6.7 million tons, and in 2021 was 5.9 million tons. Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada.
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

Our mining leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all mineral reserves on the leased properties to be mined in accordance with current production schedules. Our mineral reserves may include areas where some additional approvals remain outstanding but where, based on the technical investigations we carry out as part of our mine planning process and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the timeframe required by the current life of mine schedule.
Changes in iron ore reserve estimates (2022 versus 2021)
Las Encinas’s iron ore mineral reserve estimates as of December 31, 2022 were 21 million tons on a run-of-mine basis (with an average iron grade of 39%), decreasing by 2 million tons compared to those recorded as of the end of 2021. The decrease in tonnage was mainly due to the depletion of reserves during 2022, partially offset by the incorporation of new reserves at the Aquila mine.

Peña Colorada’s iron ore mineral reserve estimates as of December 31, 2022 were 120 million tons on a run-of-mine basis (with an average iron grade of 21%), decreasing by 5 million tons compared to those recorded as of December 31, 2021. The decrease in tonnage was mainly due to the depletion of reserves during 2022, partially offset by the incorporation of new reserves at the Peña Colorada mine. Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada.

Iron Ore Mineral Resources

The following tables summarize Ternium’s mineral resources in its active mines, as of the end of the fiscal year ended December 31, 2022 and 2021. Mineral resources are reported as Run of Mine (ROM). Tonnage is reported on a wet metric ton basis. Mineral Resources are exclusive of Mineral Reserves.

Iron ore measured and indicated resources as of	December 31, 2022						December 31, 2021
	Measured		Indicated		Measured + indicated		Measured + indicated
	Million tons	Fe %(1)	Million tons	Fe %(1)	Million tons	Fe %(1)	Million tons	Fe %(1)
Las Encinas	—	—	—	—	—	—	—	—
Peña Colorada(2)	18	25	25	22	43	23	42	24

Iron ore inferred resources as of	December 31, 2022		December 31, 2021
	Million tons	Fe %(1)	Million tons	Fe %(1)
Las Encinas	21	36	31	36
Peña Colorada(2)	—	—	—	—
(1)Represents total iron content for Las Encinas and magnetic iron content for Peña Colorada.
(2)Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada.

In the past, Las Encinas has advanced the development of certain projects in other locations to incorporate additional iron ore resources, including iron ore resource development projects in Sierra del Alo and Colomera.

Changes in iron ore mineral resource estimates (2022 versus 2021)
Las Encinas' iron ore resource estimates as of December 31, 2022, were 31 million tons of inferred resources (with an average iron grade of 36%), decreasing 10 million tons compared to inferred resources as of December 31, 2021. Such decline was mainly the result of an intensive drilling campaign performed in the Aquila mine, aimed at validating inferred ore bodies. Estimation works under development in the Aquila mine could result in future additional decreases in inferred resources. For information on risks relating to the determination of mineral resources and reserves, see “Risks Relating to Ternium’s Mining Activities - Ternium’s resource and reserve estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine or cause Ternium to revise its resource or reserve estimates.”

Peña Colorada’s iron ore resource estimates as of December 31, 2022 were 43 million tons of measured and indicated resources (with an average iron grade of 23%), similar to those recorded as of December 31, 2021.

Property, Plant and Equipment
The table below details Ternium’s mining segment property, plants and equipment value as of December 31, 2022.

In millions of U.S. dollars	Property, Plant and Equipment
Las Encinas	159.7
Consorcio Peña Colorada	237.3

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
Sales
Net Sales
Ternium is organized into two operating segments: Steel and Mining. The Steel segment includes the sales of steel products, which comprises mainly slabs, hot and cold rolled products, coated products, roll-formed and tubular products, billets, bars and other products. The Mining segment includes the sales of mining products, mainly iron ore and pellets. For purposes of reporting geographical information, net sales are allocated based on the customer's location. For further information, see note 4 to the consolidated financial statements included in this annual report. Ternium primarily sells its steel products in Latin American countries and the southern United States, where it can leverage its strategically located manufacturing facilities to provide specialized products, delivery services to its customers and reduced freight costs. In 2022 the substantial majority of our iron ore production was consumed at Ternium’s steelmaking facilities in Mexico.
Ternium's total consolidated net sales of steel and mining products amounted to $16.4 billion in 2022, $16.1 billion in 2021 and $8.7 billion in 2020. For further information on our net sales of steel and mining products, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations.”
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

The following table shows Ternium’s net sales by operating segment, Steel and Mining, for the years indicated:

In millions of U.S. dollars	For the year ended December 31,
	2022	2021	2020
Mexico	8,828	8,872	4,568
Southern Region	3,834	3,374	1,762
Other markets	3,429	3,549	2,172
Total steel products net sales	16,092	15,795	8,502
Other products (1)	323	248	178
Total steel segment net sales	16,414	16,043	8,680

Total mining segment net sales	411	526	391

Intersegment eliminations	(411)	(479)	(335)

Total Net Sales	16,414	16,091	8,735
(1)The item “Other products” primarily includes Ternium Brasil’s and Ternium Mexico’s electricity sales.

The following table shows, where applicable, Ternium’s shipment volumes by operating segment, Steel and Mining, for the years indicated:

In thousands of tons	For the year ended December 31,
	2022	2021	2020
Mexico	6,843	6,534	5,913
Southern Region	2,362	2,503	1,924
Other markets	2,691	3,028	3,523
Total steel products sales volumes	11,896	12,065	11,360

Total mining segment sales volumes	3,457	3,809	3,797
Steel
Mexico
Sales to customers in Mexico accounted for 55% of Ternium’s net sales of steel products during 2022, 56% during 2021 and 54% during 2020. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2022 compared to Fiscal Year Ended December 31, 2021—Net Sales” and “—Fiscal Year Ended December 31, 2021, compared to Fiscal Year Ended December 31, 2020—Net Sales.”
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

Southern Region
Sales to customers in the Southern Region (which encompass Argentina, Bolivia, Chile, Paraguay and Uruguay) accounted for 24% of Ternium’s net sales of steel products during 2022, 21% during 2021 and 21% during 2020. The vast majority of sales in the Southern Region are made to customers in Argentina. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2022 compared to Fiscal Year Ended December 31, 2021—Net Sales” and “—Fiscal Year Ended December 31, 2021, compared to Fiscal Year Ended December 31, 2020—Net Sales.”
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
Ternium’s principal customers in the Southern Region are located near Ternium Argentina’s production facilities in Argentina. Ternium’s net sales in Argentina represent approximately 23% of our total net sales. We also sell a small portion of our production to customers in Bolivia, Chile, Paraguay and Uruguay.
Other markets
Sales to customers in other markets, which include mainly shipments to the United States, Colombia, Brazil and Central America, accounted for 21% of Ternium’s consolidated net sales of steel products during 2022, 23% during 2021 and 25% during 2020. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2022 compared to Fiscal Year Ended December 31, 2021—Net Sales” and “—Fiscal Year Ended December 31, 2021, compared to Fiscal Year Ended December 31, 2020—Net Sales.”
Ternium ships slabs to third parties from its Brazilian subsidiary Ternium Brasil. In 2022, slab sales to third parties were destined mainly to customers in Brazil.
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
Mining
Ternium’s shipments of iron ore mainly include those made by Las Encinas and 50% of those made by Consorcio Peña Colorada. Iron ore shipments are destined mainly for internal consumption within Ternium’s Steel segment and surpluses, if any, are destined for the export market. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2022 compared to Fiscal Year Ended December 31, 2021—Net Sales” and “—Fiscal Year Ended December 31, 2021, compared to Fiscal Year Ended December 31, 2020—Net Sales.”
Marketing
Steel
Ternium's marketing strategy in the steel segment is to expand higher margin value-added products and services in Ternium’s sales mix. Over time, Ternium expects to increase its offerings of value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time deliveries and inventory management. In order to do so, Ternium will increase steelmaking and processing capacity and will continue to work with its customers to anticipate their needs and develop customized products for particular applications, and maintain a strategic presence in several steel markets through its network of commercial offices. A principal component of Ternium’s marketing strategy is establishing lasting and close relationships with customers. This allows Ternium to provide assistance to its customers in their use of steel products and to obtain information that can be applied to future product development.
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
Ternium Mexico has a department focused on the development of small and medium-sized companies in Mexico under a program created by the Techint Group, a group of international companies controlled by San Faustin, for the development of its local customers and suppliers named Propymes. The objective of the program is to improve their competitiveness, to increase their exports and to allow them to substitute imports with local products. Approximately 900 companies are part of this program in Mexico, which provides support for industrial, training, and institutional requirements of the participating companies.
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
Through Ternium Argentina’s service centers, Ternium can cut or roll-form its products to specific client requirements. Customized products include metallic roofing, blanks for vehicles, steel for agricultural machinery, different types of tinplate used to produce sprays and food containers and cut-to-length products used in the home appliance and construction industries.
In this region, Ternium has commercial offices in Argentina and Uruguay. These offices provide services such as market development, analysis of businesses opportunities, and customer support in their respective countries. Propymes was implemented in Argentina in 2002, with the objective of promoting the local industry. Approximately 1,000 companies are part of this program, which provides support for industrial, training, commercial, financial, institutional and energy transition requirements of the participating companies.
Other markets

Ternium’s finished steel customers in other markets are mainly in the construction and energy-related industries in the United States, Colombia and Central America. In Colombia and Central America, we offer customized services through our network of service and distribution centers. In addition, Ternium ships steel slabs to third parties, mainly to Usiminas in Brazil.
Through Ternium’s facilities and service centers located in Colombia, Costa Rica, El Salvador, Guatemala, Nicaragua and southern United States, Ternium can cut, paint or roll-form its products to specific client requirements mainly in the construction industry. In addition, Ternium has a commercial office in Houston, TX, which enables it to offer differentiated services to various customers.
Ternium’s shipments can also be destined to steel markets outside the Americas. Sales to Europe, Asia and Africa are carried out mainly through Ternium’s commercial office in Spain. This office is focused on trading activities, including the development of commercial and marketing activities.
Mining
Ternium’s mining activities are mainly aimed at supplying iron ore to our steel-making facilities in Mexico. Surplus production of iron ore, if any, is commercialized to third parties.
Competition
Steel
The steel industry operates predominantly on a regional basis, with large industry participants selling the bulk of their steel production in their home countries or regions, where they have natural advantages and are able to more effectively market value-added products and provide additional customized services. International trade of steel is also relevant, despite the limitations associated with transportation costs, as well as the restrictive effects of protective tariffs and other trade restrictions. Historically, several large steel manufacturers have merged with each other or acquired steel companies in other parts of the world. This wave of consolidation has resulted in a number of large, global producers with significant operations in several regions and/or continents, contributing to the increasing globalization of the steel industry. Considered as a whole, however, the steel industry still remains considerably fragmented, compared with market conditions characterizing certain of our suppliers and customers, e.g. iron ore suppliers and the automotive industry.
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
•July 2022: ArcerlorMittal announced it signed an agreement to acquire Companhia Siderúrgica do Pecém.
Despite this trend, the global steel market remains highly fragmented. In 2021, the most recent year for which statistics are available, the five largest steel producers, China Baowu Group, ArcelorMittal, Ansteel Group, NSC and Shagang Group, accounted for 18% of total worldwide steel production, compared to 15% for the five largest steel producers in 2000.
Historically, steel prices have exhibited significant volatility. Events that contribute to continuously volatile steel price cycles include spikes and depressions in raw material prices, new steelmaking capacity additions (at a pace higher than steel demand growth), the idling and restart of steelmaking capacity and adverse economic conditions. In the US, for instance, steel prices trended down during most of 2018 and 2019, after peaking during the first half of 2018, as a result of softer steel consumption, increased steel production and, in 2019, lower costs of steel scrap. Steel prices decreased further in 2020 during the early stages of the COVID-19 pandemic reflecting a depression in steel consumption. However, steel prices increased steadily during the rest of 2020 and peaked at historical record levels in September 2021, as the speed of the recovery in steel production and in the production of steelmaking raw materials fell short of steel demand. In the following few months, steel prices decreased steadily, reflecting a gradual normalization of steel supply-demand balance. Steel and raw material prices increased rapidly following the Russian invasion of Ukraine, reflecting a disruption in these products' supply chains. After reaching a new peak during the second quarter of 2022, steel and raw material prices resumed a downward trend. However, during the first months of 2023, steel and raw material prices started to increase again.

Mexico
Ternium competes in the Mexican steel market with domestic, United States and other foreign steel producers. According to the Mexican chamber of the iron and steel industry (Cámara Nacional de la Industria del Hierro y el Acero, or "Canacero"), imports of finished flat steel products into Mexico accounted for approximately 8.5, 9.9 and 7.6 million tons in 2022, 2021 and 2020, respectively.
Our largest Mexican competitor in the flat products market is AHMSA, an integrated steel producer located in Monclova, Coahuila, which produces a wide variety of steel products. AHMSA’s operations have been severely impaired due to its deteriorated financial condition. According to recent press reports citing AHMSA’s spokesperson, on February 20, 2023, a group of foreign investors whose identity has not yet been disclosed, subscribed an agreement to purchase a controlling equity stake in AHMSA. Other competitors in Mexico with facilities in the country, some of which are also customers, are ArcelorMittal, which is ramping-up a hot-rolling mill; Galvasid S.A. de C.V. (controlled by Grupo LM), a producer of galvanized and pre-painted coils; Zincacero S.A. de C.V. (controlled by Grupo

Villacero), a producer of galvanized and pre-painted coils; Posco, a Korean steel company with a galvanizing facility; NUCOR-JFE, a joint venture between Nucor Corporation and JFE Steel Corporation that operates a galvanizing facility; Talleres y Aceros S.A. de C.V., or TYASA, which has a flat steel Castrip® mill, a reversing cold-rolling mill and a galvanizing facility; and Grupo Acerero S.A. de C.V., or GASA, which operates a plate mill.

Our largest foreign competitors in the flat products market are Cleveland Cliff Inc.; Nucor Corporation; US Steel; ArcelorMittal-NSC, a joint venture between ArcelorMittal and NSC that operates a plant in Calvert, Alabama, US; Steel Dynamics Incorporated, which is ramping-up a new steel mill in Sinton, Texas, US; and Posco.
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
Southern Region
Ternium’s most significant market in the Southern Region is Argentina, which in 2022 accounted for approximately 96% of sales in the Southern Region. Ternium Argentina is the main producer of flat-rolled steel products in Argentina. Its main competition in the Argentine flat steel market are imports, particularly from Brazil. The main Brazilian producers of flat steel value-added products are Usiminas, Companhia Siderúrgica Nacional and ArcelorMittal. Ternium maintains a leading position in the flat steel market of Paraguay and is present in the flat steel markets of Bolivia, Chile and Uruguay, where the location of Ternium’s facilities in neighboring Argentina provides a logistical advantage to supply these markets vis-à-vis its foreign competitors.
Other markets
Within other markets, Ternium’s most significant markets for finished steel products are the southern United States, Colombia and Central America. In addition, Ternium sells steel slabs mainly to Usiminas in Brazil.
Through its Colombian subsidiaries, Ternium is the main flat steel processor in the country and is also one of the main long steel producer. Its main competitors in the Colombian steel market are Acerías Paz del Río, Gerdau Diaco, Acerías de Colombia, Siderúrgica Nacional and Siderúrgica del Occidente, and it also faces competition from imports.
Ternium has a small participation in the U.S. steel market in comparison with U.S. domestic steel manufacturers and importers. It successfully competes in the Gulf Coast and a large portion of the West Coast where its facilities have logistical advantages.
Ternium maintains a significant position in the coated flat steel market of Central America, supported by logistical advantages provided by nearby facilities located in Costa Rica, El Salvador, Guatemala, Nicaragua and Mexico. In addition, Ternium keeps a presence in other markets in the Americas.
Mining
The majority of iron ore supplies to the international seaborne market come from Australia and Brazil, from the major global miners Vale, Rio Tinto BHP Billiton, Fortescue Metals Group and Anglo American, as well as from iron ore junior companies in these countries. In Mexico, the main iron ore producers are AHMSA, ArcelorMittal and Ternium, which are, at the same time, major steel-making companies and iron ore consumers. Only a small portion of the iron ore obtained by these three companies is made available for sale in the Mexican or export market. There are also other small iron ore mining concessionaires that sell their production mostly to local steel-making operations.

Capital Expenditure Program
The main objectives of Ternium’s current capital expenditure program are to:
•increase steel production and processing capacity;
•increase product range;

•reduce production costs;
•replace equipment;
•improve product quality, equipment reliability and productivity;
•provide enhanced customer services.
•comply with applicable safety and environmental standards; and
•advance Ternium’s decarbonization roadmap.
Capital expenditures in Ternium’s facilities during 2022 amounted to $580.6 million. The current status of the most significant projects is described below.
Steel
Mexico. During 2022, capital expenditures in Ternium’s steel operations in Mexico amounted to $214.5 million and were mostly related to the following projects:
•Environmental and safety projects. During 2022, Ternium advanced various environmental and safety projects mainly in the Guerrero and Churubusco units. In the Guerrero unit, we continued enhancing the material handling at the direct reduction facilities. In addition, we recovered green areas following certain improvements introduced in the operation of the hot-rolled products warehouses, including the installation of a WMS system and the expansion of the hot-rolling mill runway. Furthermore, we revamped the skin-pass mill and the pickling line to enhance safety conditions. In the Churubusco unit, we made progress in the installation of new cranes to replace older ones.

•Hot-rolling mill in Pesquería. During 2022, Ternium carried out additional investments in this new facility.

Argentina. During 2022, Ternium’s capital expenditures in Argentina amounted to $110.7 million, mostly related to progress on several projects aimed at further improving environmental conditions, as well as maintenance activities. Of note during the year, in the San Nicolas unit Ternium completed the construction of a new water treatment plant for the primary cleaning system of process gases at the steel shop, the revamping of the electrostatic precipitator at the sinter plant and the replacement of cleaning equipment for recovered gases at the coking batteries. In addition, Ternium made progress in the enhancement of particulate matter emission monitoring and control systems and the construction of new equalization and sedimentation ponds.

Other markets. During 2022, Ternium’s capital expenditures in our facilities located in other countries amounted to $145.8 million and were mostly related to the following projects:
•Several projects in Ternium Brasil’s facilities. During 2022, Ternium made progress on several projects aimed at improving product quality and equipment reliability, reducing costs, and improving environmental and safety conditions. These projects included, among others, the first phase of a mobile machinery replacement plan, works to improve and increase the capacity of the scrap yard, a new mobile pig iron ladle transport machine, and works to increase water reusage.

•Several projects in Ternium’s facilities in the US. During 2022, Ternium made progress on several projects. Of note were the intermediate warehouse expansion and the replacement of the galvalume inductor channel premelt pot by a new coreless pot.

Mining
During 2022, capital expenditures in Ternium’s mining operations were $109.6 million. Las Encinas’ capital expenditures amounted to $32.2 million in the year, mainly related to preparation works at a new iron ore body in the Palomas mine and reinforcement works at the Alzada tailings dam.

Ternium’s share in Consorcio Peña Colorada’s capital expenditures amounted to $77.3 million, mainly related to preparation works at a new iron ore body in the Peña Colorada mine, maintenance activities and the acquisition of mining equipment.

2023 Capital Expenditures

Ternium’s capital expenditures in 2023 are expected to be approximately $1.1 billion. The main capital expenditure projects during 2023 will relate to the following:

•progress in the construction of new downstream facilities at its industrial center in Pesquería, Mexico. Projects include a push-pull pickling line with annual capacity of 550,000 tons and new finishing lines, expected to be commissioned by mid-2024, and a cold-rolling mill and a hot-dip galvanizing line with annual capacity of 1.6 million tons and 600,000 tons, respectively, expected to begin operations by the end of 2025;

•progress in the construction of new upstream capacity in the USMCA region with total investment of $2.2 billion, although with just a small incidence on 2023 capital expenditures, and expected start-up in the first half of 2026. Projects include a DRI module with annual capacity of 2.1 million tons, an electric-arc-furnace-based steel shop including an RH degasser and a slab caster with two lines with annual capacity of 2.6 million tons, and a port facility for raw material handling;

•progress in the construction of a new wind farm in the Province of Buenos Aires, Argentina with total investment of $160 million and expected start-up in the second half of 2024. The new wind farm is expected to have a nominal capacity of 72 megawatts;
•progress in the construction in its Shreveport facility of a second coil coating paintline expected to start-up in the first half of 2025; and
•several projects aimed at further improving environmental and safety conditions throughout our main facilities.
Raw Materials, Slabs, Energy and Other Inputs
The main inputs for Ternium’s facilities are the following: in Mexico, slabs, iron ore, steel scrap, electricity and natural gas; in Brazil and Argentina, iron ore and metallurgical coal; and in Colombia, steel products, steel scrap and electricity. Below is a more complete description of the supply conditions for raw materials, slabs, billets, energy and other inputs at Ternium’s facilities in these countries. For a description of some of the risks associated with Ternium’s access to raw materials, slabs, energy and other inputs, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Steel Industry—Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability and —Risks Relating To Ternium's Business—The physical risks resulting from climate change, including extreme weather conditions and shifts in weather patterns may adversely impact Ternium’s business”.

Mexico
In Mexico, Ternium’s manufacturing of finished steel products relies on the supply of crude steel from its steelmaking facilities, which are based on the mini-mill technology, and on the purchase of steel slabs from third parties or from other Ternium subsidiaries. The mini-mill technology melts a variable combination of DRI and steel scrap to produce thin slabs, billets and round bars. Ternium’s production process in Mexico requires extensive use of natural gas and electricity. Purchased slabs are the largest component of production costs; iron ore, scrap, electricity and natural gas costs are also significant.
Slabs. Ternium’s Mexican subsidiaries have some non-integrated steel processing facilities that consume large quantities of slabs purchased from third-party suppliers or from Ternium’s subsidiaries in Brazil and, from time to time, Argentina. Slab consumption could vary significantly from year to year in accordance with market conditions. Our Mexican subsidiaries purchased, either from third parties or from other Ternium facilities, 5.1 million, 4.4 million and 3.0 million tons of slabs in 2022, 2021 and 2020, respectively. Slab purchase prices are market-based. A new wave of international sanctions against Russian steel companies that have not been affected by current sanctions in connection with the armed conflict in Ukraine, could result in increased restrictions in the availability of steel slabs for Ternium Mexico's operations.
Iron ore. As described under “—Production Facilities and Processes—Mining Production Facilities” above, Ternium’s subsidiaries own interests in two mining companies in Mexico: 100% of the equity of Las Encinas and a 50% equity stake in Consorcio Peña Colorada. Under our arrangement with Consorcio Peña Colorada, we are committed to off-take 50% of the annual production of the Peña Colorada mine. In 2022, 3.5 million tons of iron ore were shipped from these two companies to Ternium’s Mexican steel production facilities, representing 100% of their iron ore requirements. On average, we consume approximately 1.0 ton of iron ore to produce one ton of crude steel at our mini-mill facilities in Mexico.

Steel scrap. We source steel scrap from the Mexican market, through Ternium’s own steel scrap collecting and processing operations, and from the US market. Steel scrap is purchased at market prices. On average, we consume approximately 0.5 tons of scrap to produce one ton of crude steel at our mini-mill facilities in Mexico.
Electricity. Electric arc furnaces consume large quantities of electricity. In Mexico, Ternium purchases electricity from Techgen S.A. de C.V., or Techgen, and CFE. Techgen owns a natural gas-fired combined cycle power plant in the Pesquería area of the State of Nuevo León, Mexico. Techgen is a joint venture company in which Ternium participates, and it contracts 78% of Techgen’s capacity of approximately 900 megawatts, or MW. As the capacity contracted by Ternium is significantly higher than the capacity currently required, Ternium resells unused electricity to the Mexican market. For further information on the Techgen investment, see “—C. Organizational Structure—Other investments—Techgen”. On average, we consume approximately 0.7 megawatts-hour, or MWH of electricity to produce one ton of crude steel at our mini-mill facilities in Mexico.
In the last few years, the Mexican government made various attempts to modify rules and regulations governing the energy markets in Mexico with potential impact on the energy supply and its cost. For further description of this issue see “Risk Factors –Risks Relating to the Countries in Which Ternium Operates –Mexico – A Mexican energy reform could adversely impact Ternium’s results of operations and net results”.
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
In addition, Ternium has a one-year renewable natural gas supply agreement with NEG Natural S.A. de C.V., or NEG, a subsidiary of Mexican conglomerate ALFA. Natural gas prices in Mexico are mainly based on the Houston Ship Channel reference price plus transportation, distribution and service costs depending on the location of the delivery points in Mexico. On average, we consume approximately 8.0 million btu of natural gas to produce one ton of crude steel at our mini-mill facilities in Mexico.

For a description of the Mexican government attempts to modify rules and regulations governing the energy markets in Mexico see “Risk Factors –Risks Relating to the Countries in Which Ternium Operates –Mexico – A Mexican energy reform could adversely impact Ternium’s results of operations and net results”.
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

Electricity. Ternium Brasil and Ternium Argentina consume large quantities of electricity for their manufacturing activities. The electricity required by Ternium Brasil is self-generated on site by its thermoelectric plant with an installed power capacity of 490 MW, with excess electricity production sold in the Brazilian wholesale market. Part of the electricity required by Ternium Argentina’s San Nicolás facility is self-generated on site by a wholly-owned thermoelectric plant with an installed power capacity of 108 MW that operates with an utilization rate of approximately 75%. These thermoelectric plants use steam primarily generated from co-product gases obtained in the steelmaking process (blast furnace and coke oven gases). Ternium Argentina will build a new wind farm with nominal power capacity of 72 MW, from which it expects to replace approximately 65% of the electricity that it currently purchases from third party providers. For further information see “ —Capital Expenditure Program".
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
Ternium Argentina purchases natural gas at market prices mainly from Tecpetrol S.A., a company in which San Faustin holds a controlling interest, Pluspetrol S.A., and natural gas traders, including MetroEnergía S.A., Natural Energy S.A., Energy Traders S.A., Gas Patagonia S.A. and Gas Meridional S.R.L. In several occasions in the past, the provision of natural gas to industrial users (including Ternium Argentina) suffered restrictions during seasons of high demand. For additional information regarding factors affecting our operations in Argentina, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which Ternium Operate—Argentina”
For its San Nicolás facility, Ternium Argentina has a long-term natural gas transportation agreement with Transportadora de Gas del Norte S.A., or TGN, and a renewable one-year natural gas distribution agreement with Litoral Gas S.A., or Litoral Gas. TGN and Litoral Gas are companies in which San Faustin holds significant but non-controlling interests. For its other facilities Ternium Argentina’s natural gas transportation and distribution needs are covered by the corresponding regional distributors Camuzzi Gas Pampeana S.A., Metrogas S.A. and Naturgy BAN S.A. We consume approximately 5.2 million btu of purchased natural gas to produce one ton of crude steel in Argentina.
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
Semi-finished and finished steel products. Ternium’s operations in Colombia include non-integrated facilities that process steel supplied by Ternium’s overseas subsidiaries and semi-finished and finished steel purchased from third-party suppliers procured in the domestic and international markets. We purchased from third parties approximately 155,700 tons of semi-finished and finished steel products in 2022, 485,000 tons in 2021 and 283,000 tons in 2020.

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

Ternium has in place a Product Safety Management program in accordance with IATF 16949:2016, encompassing steel products incorporated at safety components of vehicles. This program aims at contributing to the automotive industry's goal of preventing massive product recall events.
Research and Development; Product Development
Ternium’s product development roadmap aims to increase the participation of higher margin value-added products in the its’s sales mix, with special focus on the expansion of Ternium’s offering of resistant and lightweight steel products for low carbon economy applications. The incorporation of new technologies, the development of new advanced steel products and the integration of our industrial system are elements of a strategy towards this objective.

Ternium’s industrial center in Pesquería strengthened its positioning in the high-end market sector. The start-up of our new hot-rolling mill in 2021 represented a technological leap forward in Mexico’s steel production capacity. Consequently, the development of new products to be processed in the new facilities is expected to give way to a gradual substitution of imported steel in key industrial segments. In this sense, the development of substrates for galvanized exposed parts with very high drawability requirements is one of the milestones achieved during the first months of operation of our new hot-rolling mill.

In 2022, we intensified our product development activities to expand Ternium’s high-end product portfolio for customers in the automotive, metal-mechanic, home appliance, energy and electric motors industries. We completed the design of new substrates to replace hot-rolled steel products procured from third parties. This development has given Ternium the capacity to become fully compliant with the new USMCA rules of origin in connection with the supply of galvanized products to the automotive industry. Also, for the automotive industry, we developed prototypes for new hot-rolled steel products to replace imported material. In addition, we developed coiled plates up to one inch, expanding Ternium’s product range for the structural steel market.

For the construction sector, during 2022 we developed new coated steel coils combining environmentally friendly components and energy savings solutions. In addition, we introduced new features to our pre-painted products providing for new coating types like the resemblance to stainless steel. Furthermore, we advanced our project to incorporate colaminated finishings to our product offering. This new technology will enable us to offer steel products with superior aesthetic attributes for architectural solutions. We are undergoing the product certification process and expect to start production soon.

In 2022, Ternium continued investing to enhance the capabilities of its R&D infrastructure. Ternium’s research facilities include laboratories in Mexico, Brazil and Argentina, where we test product performance and simulate production processes. In the new R&D center in Pesquería, Mexico, which was inaugurated in 2021, we launched the second phase of the investment project, mainly consisting of the installation of a new galvanizing simulator. The new equipment, expected to be operative in the first quarter of 2024, will enable us to perform in-house simulations that were previously performed at third-party facilities, speeding up the development cycle for new coated products.

In addition, in 2022 we installed new state-of-the-art electronic microscopes in our laboratories in Argentina and Brazil, enabling us to perform certain analysis of steel samples that were previously performed at third-party facilities. With this, we were able to speed-up optimization works related to steelmaking operating practices, aimed at obtaining more reliable products based on environmentally friendly steels.

Our in-house research efforts are complemented with our participation in a broad-based international network of industry consortia, universities and research centers. For example, Ternium is a member of WorldAutoSteel, an organization comprising some of the world’s major steel producers. We participate actively in the engineering core team of the Steel E-Motive project sponsored by WorldAutoSteel. The objective is to design two fully autonomous and connected electric vehicles that result in cost-effectiveness, safety, and sustainable transportation solutions, made possible by state-of-the-art engineering and advanced high-strength steel technologies.

We are leaning on our new R&D center in Pesquería, Mexico, to seek steel product approvals for industrial customers, as the facility has been accredited to certify such products in compliance with international regulations and customer requirements. We received 82 new product approvals for the automotive industry in 2022, primarily related to Ternium’s new hot-rolling mill in Pesquería, Mexico, representing a significant increase over the previous year.

In 2022, we continued developing joint projects with our value chain. This included the development of new steel products with Tenaris for the manufacturing of welded pipes designed for Monterrey’s new water pipeline in Mexico and for infrastructure projects at Argentina’s Vaca Muerta oil and gas shale formation. We have identified synergies in developing projects with leading industrial companies, as it enables us to anticipate market requirements, plan new processes, incorporate new equipment and technology, and build strong customer relationships.

Ternium’s customer technical assistance activities focused on maximizing the performance of steel products and the efficiency of manufacturing processes in the steel industry value chain, supported by our product R&D capabilities. In this regard, we have jointly developed new steels with a customer and a service supplier for a tray prototype designed for rock transportation. In addition, we jointly developed structural steels with a plate producer for wind energy towers, and galvanized steels with a manufacturer of solar panels for supporting structures.

Ternium’s joint initiatives with universities aimed at promoting the participation of researchers and students from some of the world’s most prestigious institutions at their early stages of development projects. Engaging universities is one of the components of our efforts to expand and further diversify our research network and capabilities. Research initiatives span the entire production cycle from primary steelmaking and metallurgy to rolling and coating.

During 2022, Ternium advanced process development projects aimed at incorporating biomass to the steelmaking process, to reduce carbon dioxide emission intensity by partially replacing coal. In a joint effort with universities, a research center and a heavy equipment supplier, we completed the pre-feasibility studies to incorporate biomass in exchange of PCI coal in our steelmaking facility in Brazil, and advanced our studies in our pilot plant in Argentina to incorporate biomass in exchange of metallurgical coal.

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
ESG regulation has been evolving over the past years and is expected to continue to evolve in the future, particularly with respect to environmental matters. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. Environmental requirements vary from one jurisdiction to another adding complexity to the operations of regional companies, such as Ternium.

In response to an increasing investor focus and reliance on climate and ESG-related disclosure and investment, the U.S. Securities and Exchange Commission (“SEC”) announced in March 2021 the creation of a Climate and ESG Task Force to identify ESG-related misconduct and potential violations, and in March 2022, the SEC proposed rule changes that would require registrants to include certain climate-related disclosures in their periodic reports, including information about climate-related risks that are reasonably likely to have a material impact on their business, results of operations, or financial condition, and certain climate-related financial statement metrics in a note to their audited financial statements. The SEC’s proposal on climate-change disclosure has received strong pushback from investors, companies and lawmakers. Although the revised rules have not been adopted yet, they evidence the SEC’s increased concern and focus ESG-related matters.

In addition, the Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. In order to achieve climate neutrality by the year 2050, the European Commission has laid out several action plans, such as the EU climate adaptation strategy, sustainable finance policies and the raw materials alliance. More recently, as part of the European Green Deal, the EU adopted the Corporate Sustainability Reporting Directive, which requires European large companies and listed issuers to disclose information on their risks and opportunities arising from social and environmental issues, and on the impacts of their activities on people and the environment. In the case of Ternium, the EU Corporate Sustainability Reporting Directive will apply with respect to the Company’s 2025 annual report.

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

The ultimate impact of complying with ESG regulations, in particular with applicable environmental regulation, is not always clearly known or determinable because certain laws and regulations have been evolving in the past years or are under constant review by competent authorities. The expenditures required to comply with environmental laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

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
In addition, Mexican regulations provide for carbon dioxide emission taxes through taxes on fuels, with rates reviewed annually, depending on their efficiency in terms of carbon dioxide emission per unit of energy obtained. The carbon dioxide emission tax for natural gas is currently zero. Mexico has also started a pilot trade market for carbon dioxide emissions. Although the operational phase is expected to commence during the third quarter of 2023, as of the date of this annual report the applicable rules are not yet known. Ternium Mexico is a large consumer of natural gas. For further information see “—Raw Materials, Slabs, Energy and Other Inputs.”
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
On May 19, 2022, the Brazilian Government set, through a presidential decree, the first steps of a roadmap towards the establishment of sectoral GHG emission reduction curves, aligned with country's climate change mitigation strategy, and the creation of a carbon credit market. The decree requires the submission of sectoral GHG emission mitigation plans with gradual measurable and verifiable targets for the reduction of anthropogenic GHG emissions and removals. The steel industry and other sectors shall submit to the government their GHG emission mitigation plans on or before May 2023.
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
Trade regulations
Intense global competition in the steel industry leads many countries, from time to time, to increase duties or impose restrictions on steel product imports to protect their domestic industries from trades that are not made under market conditions or that are otherwise unfair. Such measures protect domestic industries from increased imports sold at dumped or subsidized prices. Mexico, Colombia and the United States, among other countries, have several trade remedy measures in place. In addition to antidumping and countervailing measures, in 2018 the United States imposed, under Section 232 of the Trade Expansion Act of 1962, a 25% tariff on steel imports; however, Australia, Canada and Mexico are exempted from the tariff (though subject to a continuous monitoring system of their trade flows). Although Argentina, Brazil and South Korea were also exempted from the measure, they were subject to quota system agreements covering steel imports from those countries. In the case of the European Union, the United Kingdom and Japan, in 2022 the U.S. shifted the 25% tariff to a Tariff Rate Quota (TRQ) system for steel products melted and poured in those regions. Ukraine was exempted from the measure on goods entered for consumption from June 1, 2022 through June 1, 2023.

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

Mexico
Imports of steel products to Mexico:
The Mexican government has imposed certain antidumping measures on imports of steel products that are similar to the ones produced by Ternium Mexico. The following is a description of measures currently in effect and ongoing investigations:
•Hot-rolled products: On March 28, 2000, the Mexican government imposed antidumping duties on the Russian Federation and Ukraine of 30.31% and 46.66%, respectively, on hot-rolled products. The measure has been extended four times for five years each, on March 17, 2006; on September 8, 2011 (modifying the duties to 21% and 25% for Russia and Ukraine respectively); on January 28, 2016 and on March 23, 2021. On July 19, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed hot-rolled products from Russia. On March 21, 2014, Mexico’s Secretariat of Economy published the final determination on the investigation, by which boron-alloyed hot-rolled products from Russia are now subject to a 21% antidumping duty. Furthermore, on December 22, 2015, the Mexican government published the final antidumping determination imposing definitive and specific antidumping duties on China ($354.92 per ton, except for imports from Tangshan Iron and Steel Group Company Limited, which were fixed in $335.60 per ton), Germany ($166.01 per ton, except for imports from ArcelorMittal Bremen GmbH, which were fixed in $137 per ton) and France ($75.59 per ton, except for imports from ArcelorMittal Mediterranée S.A.S., which were fixed in $67.54 per ton), on hot-rolled products. The measure has been extended for five years on April 19, 2022.

•Plate in coils: Since June 1996, an antidumping duty of 29.3% has been in place on imports from Russia. The measure has been extended four times, in June 2003, June 2007, November 2012 and May 2017. On July 5, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed plate in coil imports from Russia. On February 19, 2014, Mexico’s Secretariat of Economy published the final determination on the investigation by which boron-alloyed plate in coil imports are now subject to a 29.3% antidumping duty. On November 24, 2022, the measure was extended for 5 more years, until June 2026. The Mexican government is undergoing a change of circumstances review of the measure, in connection with Russian invasion of Ukraine.

•Cold-rolled products: In June 1999, Mexico imposed antidumping duties on cold-rolled steel sheets from the Russian Federation and Kazakhstan of 15% and 22% respectively. The measure has been extended four times, in December 2005, December 2010, July 2015, and August 2020. In addition, on October 1, 2012, the Mexican government initiated an antidumping investigation on cold-rolled steel imports from South Korea. On December 26, 2013, Mexico’s Secretariat of Economy published a suspension agreement under which Korean exporters, Posco and Hyundai Hysco Company Limited, or Hyundai, voluntarily undertook to limit their cold-rolled products exports to the Mexican market. On May 25, 2016, the Mexican authorities initiated a change of circumstances review of this suspension agreement, and on June 13, 2017, the Secretariat of Economy issued a final determination increasing Posco’s and Hyundai’s quotas for 2017 and 2018. On August 23, 2018, the Mexican government initiated a sunset review of the agreement and issued a final affirmative determination on November 1, 2019. On May 14, 2019, Mexico initiated a second change of circumstances review of the suspension agreement for Posco and on November 5, 2020, a final determination was issued increasing Posco's quota for the years 2019 to 2023. Furthermore, on June 19, 2015, Mexico imposed antidumping duties on cold-rolled steel products from China between 65.99% and 103.41%, with rates depending on the Chinese exporting company. The measure has been extended for five years in August 2022. In December 2015, Mexico initiated a circumvention inquiry against cold rolled steel products with boron added from China. On July 11, 2016, the Mexican government issued a final determination confirming China’s circumvention practice and thus, extending the antidumping duties. On August 16, 2021, under the latest sunset review, this measure was extended until June 2025. In addition, on July 28, 2022, the Mexican government initiated an antidumping investigation on imports of cold-rolled steel from Vietnam.

•Coated flat products: On December 17, 2015, the Mexican government initiated an antidumping investigation on coated flat products from China and Taiwan. On July 29, 2016, Mexico issued a preliminary determination imposing provisional antidumping duties on Chinese exports of between $192 and $438 per ton, and of $563 per ton on Taiwanese products. On June 5, 2017, Mexico issued a final determination imposing antidumping duties on Chinese exports of between 22.22% and 76.33%, and of between 22.26% and 52.57% on Taiwanese products. On

November 21, 2017, Mexico amended its final determination imposing antidumping duties applicable to products sold by Chinese companies, one of which was imposed duties for $187 per ton, while others face duties ranging between 22.26% and 76.33% of the products’ price. A sunset review of these measures was initiated on June 2, 2022. In addition, on August 30, 2021, Mexico initiated an antidumping investigation on coated flat products imports from Vietnam, and on February 24, 2023, Mexico issued a final determination imposing antidumping duties applicable to products sold by Vietnamese companies, of between 0% and 10.84%.

•Reinforcing bars: Since 1995, imports of reinforcing bars from Brazil are subject to an antidumping duty of 57.69%. Subsequent sunset reviews determined the continuation of the antidumping duty for additional five-year periods. On December 23, 2021, under the latest sunset review, this measure was extended until August 2025.

•Wire rod: Since September 2000, imports of wire rod from Ukraine are subject to an antidumping duty. The initial antidumping margin was 30.52%. In June 2006, the first sunset review resolution determined the continuation of the antidumping duty for five more years. On September 7, 2010, a second sunset review was initiated, and on March 7, 2012, the Mexican government increased the antidumping duty to 41% until September 2015. The Mexican government initiated the third sunset review on September 4, 2015 and extended the measures for an additional five-year period on September 2, 2016. On Dec. 10, 2021, under the latest sunset review, this measure was extended until September 2025. In addition, on September 2, 2015, the Mexican government initiated an antidumping investigation on wire rod from China. On July 28, 2016, the Mexican government imposed a specific antidumping duty of US$0.49 per kilogram for five years, extended for an additional five-year period on January 19, 2023.

•Welded Tubes: On December 7, 2016, the Mexican government initiated an antidumping investigation on welded tubes of circular, square or rectangular cross section from China. On March 8, 2018, Mexico imposed final antidumping duties on Chinese exports of between $356 and $618 per ton. The Mexican Government initiated the sunset review together with a change of circumstances review of the measure on March 7, 2023.
On October 7, 2015, the Mexican Government issued a decree imposing a temporary 15% import tariff on steel products other than semi-finished products, including plate, hot-rolled, cold-rolled, coated, tubular, structural and wire rod, applicable to imports from countries with whom Mexico had no trade agreement in place. In accordance with the latest amendment to the tariff schedule published by the Mexican Government on November 18, 2022, the import tariff of most products will be reduced to 10% from June 1, 2023 and will be further reduced to 5% from September 22, 2023 (and lifted on October 1, 2024) with the exception of certain products that have different tariff reduction schedules (such as two-size zinc plated steel sheets and some seamless pipe products, towers and lattice masts).
Exports of steel products from Mexico:
U.S. authorities have imposed a number of measures on steel import products from Mexico, thereby restricting Ternium’s exports to the U.S. The following is a description of measures currently in effect and ongoing investigations:
•Carbon and alloy steel wire rod: Ternium Mexico's wire rod exports are subject to an antidumping duty of 4.64% pursuant to the latest administrative review on the antidumping duty order on carbon and certain alloy steel wire rod. On August 27, 2020, as a result of the most recent sunset review, such duty was extended for five more years.
•Pipe and tube: During 2007, U.S. authorities initiated an antidumping investigation of light-walled rectangular pipe and tube, or LWRPT, from, among other countries, Mexico. On June 13, 2008, the authorities made a final determination of sales at less than fair value in the investigation of LWRPT from Mexico and, consequently, imposed antidumping duties. On February 18, 2011, the authorities published the final results of the first administrative review by which Mexican LWRPT exports were subject to an antidumping duty of 6.13% until May 23, 2014, when U.S. authorities made a final affirmative sunset review of 2.40% for Maquilacero and 3.76% for certain other companies subject to the review, including Ternium Mexico. On March 12, 2018, U.S. authorities published the final results of the 2015-2016 administrative review, which did not impose any antidumping duties on Prolamsa and Aceros Cuatro Caminos S.A. de C.V., but imposed an antidumping duty of 3.76% on other exporters. On April 22, 2019, the U.S. authorities imposed a duty range of between 8.32% and 17.65% for certain Mexican producers or exporters as a result of the 2016-2017 administrative review. As a result of the 2019-2020 review, Ternium Mexico’s current margin is 0.96%. On August 4, 2020, as a result of the most recent sunset review, such duty was extended for five more years. On August 10, 2015, U.S. authorities initiated an antidumping investigation on imports of heavy-walled rectangular pipe and tube, or HWRPT, from Korea, Turkey and Mexico. On September 13, 2016, the authorities issued an antidumping duty order on imports of HWRPT, imposing an antidumping duty range of between 2.34% and 3.82% for Korea, 17.83% and 35.66% for Turkey, and in the case of Mexico 3.83% for Maquilacero, 5.21% for Productos y Laminados de Monterrey and 4.91% for Ternium Mexico

and others. On July 10, 2019, the U.S. authorities issued the final results of the 2016-2017 administrative review imposing duties of 1.43%, 8.09% and 6.13% on Maquilacero, Prolamsa and other exporters including Ternium, respectively. On July 13, 2020, U.S. authorities issued the final results of the 2017-2018 administrative review imposing duties of 4.89%, 7.47% and 4.91% on Maquilacero, Prolamsa and other exporters, respectively; Ternium Mexico’s current margin per the 2018-2019 administrative review is 0%.

•Welded pipes: Since 1992, pursuant to an antidumping duty order on circular welded non-alloy steel pipe -or standard pipe- from various countries, including Mexico, standard pipes manufactured by Hylsamex and Grupo Imsa were subject to antidumping duties. In 2007, such measures were extended for five more years. In August 2009, U.S. authorities published the final results of a changed circumstances review, concluding that Ternium Mexico is the successor-in-interest to Hylsamex for purposes of determining antidumping duty liability. In accordance with the latest administrative review, the applicable duty for Ternium Mexico is 24.17%. The measure has since been extended two more times, in 2012 and February 2018. The US Government initiated the sunset review of the measure on January 3, 2023.
•Reinforced bars: On November 6, 2014, U.S. authorities made a final determination on reinforced bar imports from Mexico, imposing antidumping duties between 20.58% and 66.70%. As a result of the 2016-2017 administrative review, the U.S. Government imposed a duty of 3.65% on Mexican producers, including Ternium Mexico. As a result of the 2017-2018 administrative review, the U.S. Government imposed duties of 7.12% for Deacero, 1.46% for Grupo Simec and 5.54% for other Mexican producers, including Ternium Mexico. The measure was renewed on October 22, 2020 for five more years.

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
The Mexican-European Free Trade Agreement, or MEFTA, became effective on July 1, 2000. MEFTA provided for the phase-out and eventual elimination of Mexican and European duties on all industrial goods, including finished steel products. The European Union eliminated all import duties on Mexican industrial goods, including finished steel products, as of January 1, 2003, while Mexico eliminated all import duties on European industrial goods, including finished steel products, as of January 1, 2007. During April 2018, the European Union and Mexico concluded negotiations to bring the MEFTA up to date. The amended agreement, which has not yet come into force, does not provide for changes in steel trade conditions. Following BREXIT, Mexico and the UK reached a Trade Continuation Agreement, published on June 1, 2021, effective retroactively from January 1, 2021.

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

The Comprehensive and Progressive Agreement for Trans-Pacific Partnership, or CPTPP, was signed by Mexico together with Australia, Brunei, Canada, Chile, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam, becoming effective in December 2018. As of March 2023, Brunei is the only country that is pending entry into force.

Mexico has entered into trade agreements with Colombia, Japan, Chile, Bolivia, Nicaragua, Costa Rica, Uruguay and the European Free Trade Association, an intergovernmental organization set up by Liechtenstein, Norway, Iceland and Switzerland, among others.
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
Colombia’s free trade agreement with the United States became effective in October 2011. Under this agreement, steel import tariffs from Colombia to the United States were eliminated and steel import tariffs from the United States to Colombia decreased gradually from a range of between 5% and 10% in 2011 to 0% in 2021. In particular, wire rods import tariffs were reduced to 0% beginning in 2012, and rebar import tariffs decreased gradually and were eliminated in 2021. On March 8, 2018, the U.S. president imposed a 25% tariff on steel imports, in force since March 23, 2018. See Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations—United States.”
In addition, Colombia has signed free trade agreements with Chile, Canada, the European Union, South Korea, Costa Rica, Israel and the U.K., in effect since May 2009, August 2011, August 2013, July 2016, August 2016, August 2020 and June 2022, respectively, and has signed a free trade agreement with Panama, which is not yet effective. Colombia is currently negotiating free trade agreements with Japan and Turkey.
United States
U.S. authorities have imposed a number of measures on steel import products. Below is a description of measures currently in effect and ongoing investigations:
Imports of steel products to the United States:
•Hot-rolled products: On July 1999, the U.S. authorities imposed antidumping duties on hot-rolled products from Russia, currently of up to 184.56%. The measure has been extended twice for five years each, in October 2016 and December 2021. During November 2001, the U.S. government imposed antidumping and countervailing duties on certain hot-rolled carbon steel flat products from China, India, Taiwan, Thailand, Russia, Indonesia and Ukraine. Current antidumping duties range between 12.34% and 90.83% for China, 36.53% and 44.40% for India, 47.86% for Indonesia, 20.28% and 29.14% for Taiwan, 4.41% and 20.30% for Thailand and 90.33% for Ukraine, with rates depending on the exporting company. Current countervailing duties range between 336.62% and 360.23% for India and are set at 10.21% for Indonesia and 2.38% for Thailand. These measures were last confirmed on August 27, 2019. In addition, on September 24, 2015, the U.S. government initiated antidumping and countervailing investigations on hot-rolled products from Australia, Brazil, Japan, Korea, the Netherlands, Turkey and the United Kingdom. On October 3, 2016, the government issued antidumping and countervailing duty orders for a five-year period. Antidumping duties were imposed at the following rates: 29.58% for Australia; between 33.14% and 34.28% for Brazil; between 4.99% and 7.51% for Japan; between 4.61% and 9.49% for Korea; 3.73% for the Netherlands; between 4.15% and 6.77% for Turkey; and 33.06% for the United Kingdom. Countervailing duties were imposed on imports as follows: between 29.07% and 30.51% for Brazil; and between 0% and 9.49% for Korea. With the exception of Brazil, the measure has been extended for five years on November 25, 2022.

•Cold-rolled products: On July 14, 2016, the U.S. government imposed antidumping duties on cold-rolled steel products, of 265.79% for China and 71.35% for Japan, and countervailing duties of 256.44% for China. On September 20, 2016, the U.S. government imposed countervailing duties on cold-rolled steel products of between 11.09% and 11.31% from Brazil, 10% from India and between 3.89% and 59.72% from Korea. In addition, on September 20, 2016, the U.S. government imposed antidumping duties on cold-rolled products of between 19.58%

and 35.43% from Brazil, 6.78% from India, 7.60% from Korea, and between 5.40% and 25.17% from the United Kingdom. Following affirmative circumvention determinations on imports from Vietnam, the U.S. government imposed the same measures imposed on Chinese imports, and in December 2019 the same measures imposed on Korean imports. With the exception of Brazil, these measures have been extended for five years on August 9, 2022.

•Corrosion-resistant flat products: On July 25, 2016, the U.S. government imposed countervailing duties on corrosion-resistant flat products of 39.05% to 241.07% on imports from China, of 8% to 29.49% on imports from India, of a de minimis to 38.51% on imports from Italy, and of a de minimis to 1.19% on imports from Korea. In addition, on July 25, 2016, the U.S. government imposed antidumping duties on corrosion-resistant flat products of 209.97% from China, between 3.05% and 4.43% from India, 12.63% and 92.12% from Italy, 8.75% and 47.80% from Korea, and 10.34% from Taiwan. These measures were subject to many circumvention inquiries. Currently, imports of corrosion-resistant flat products from Costa Rica, Malaysia, Vietnam and the United Arab Emirates from Chinese hot-rolled coils and/or cold-rolled coils are subject to antidumping and countervailing duties; and imports of corrosion-resistant flat products from Vietnam with Korean and Taiwanese hot-rolled coils and/or cold-rolled coils are subject to antidumping and countervailing duties. These measures have been extended for five years on August 3, 2022.

•Wire rod: On October 29, 2002, the United States imposed antidumping duties to wire rod imports from Brazil (from 74.35% to 94.73%), Indonesia (4.05%), Moldova (369.10%) and Trinidad and Tobago (11.40%), and countervailing duties to Brazilian wire rod imports of between 2.31% and 6.74%. These measures were renewed for five year on August 27, 2020. On January 8, 2015, the United States imposed antidumping duties (between 106.19% and 110.25%) and countervailing duties (between 178.46% and 193.31%) on wire rod from China, with rates depending on the exporting company. These measures were renewed on June 26, 2020. On January 24, 2018, the United States imposed antidumping duties on wire rod from Russia (between 436.80% and 756.93%), Belarus (280.02%) and the United Arab Emirates (84.10%). On March 14, 2018, the United States imposed antidumping duties on wire rod from South Africa (between 135.46% and 142.26%) and Ukraine (between 34.98% and 44.03%). On March 19, 2018, the U.S. Department of Commerce published its final antidumping and countervailing determinations on imports of wire rod from Italy (antidumping duties of between 12.41% and 18.89% and countervailing duties of between 4.16% and 44.18%), South Korea (antidumping duties of 41.10%), Spain (antidumping duties of between 11.08% and 32.64%), Turkey (antidumping duties of between 4.74% and 7.94% and countervailing duties of between 3.81% and 3.86%) and the United Kingdom (antidumping duties of 147.63%). All measures on wire rod are currently under sunset review.

•Tin mill products: On January 24, 2023, the United States initiated a countervailing investigation on imports of tin mill products from China, and an antidumping investigation on imports of tin mill products from Canada, China, Germany, Netherlands, South Korea, Taiwan, Turkey and the United Kingdom.

U.S. authorities have imposed a number of measures on steel product imports from Mexico, including carbon and alloy steel wire rod, pipe and tube, and welded pipes. For further information, see “—Regulations—Trade Regulations—Mexico.”
In April 2017, the U.S. government initiated an investigation under Section 232 of the U.S. Trade Expansion Act. The investigation analyzed the effects of imports of steel products on national security. Based on the result of such investigation and on the resulting Commerce Secretary recommendations, on March 8, 2018, the U.S. president imposed a 25% tariff on steel imports, which entered into force on March 23, 2018. However, the U.S. administration temporarily exempted imports from Argentina, Australia, Brazil, Canada, the European Union, Mexico, South Korea and Ukraine. Currently, Australia, Canada and Mexico are exempt from the tariff (though subject to a continuous monitoring system of their trade flows). Although Argentina, Brazil and South Korea were also exempted from the measure, they were subject to quota system agreements covering steel imports from those countries. In the case of the European Union, the United Kingdom and Japan, in 2022 the U.S. shifted the 25% tariff to a Tariff Rate Quota (TRQ) system for steel products melted and poured in those regions. Ukraine was exempted from the measure on goods entered for consumption from June 1, 2022 through June 1, 2023. Under the exclusion procedure, implemented by the United States authorities, Ternium has filed and obtained from the U.S. Department of Commerce multiple exclusions requests from various sources.

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
Disclosure Pursuant to Section 13(r) of the Exchange Act
The Iran Threat Reduction and Syria Human Rights Act of 2012, created a new subsection (r) in Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires a reporting issuer to provide disclosure if the issuer or any of its affiliates knowingly engaged in certain enumerated activities relating to Iran, including activities involving the Government of Iran. Ternium did not engage in any Iran related activity during the year ended December 31, 2021. However, the Company is providing the following disclosure pursuant to Section 13(r) of the Exchange Act with respect to Iran related activity reported by its affiliates.

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
Tenaris ceased all deliveries of products and services to Iran by the end of October 2018, that is, during the wind-down period and before the full reinstatement of U.S. secondary sanctions on November 5, 2018. Tenaris has not, directly or indirectly, delivered any goods or services to Iran or Iranian companies during 2022 and does not intend to explore any commercial opportunities in Iran, nor does it intend to participate in tender offers by, or issue offers to provide products or services to, Iranian companies or their subsidiaries.
As of December 31, 2022, Tenaris’s subsidiary, TGS maintains an open balance for an advance made by Toos Payvand Co. for approximately EUR 0.04 million (approximately $0.04 million) for goods that remained undelivered following the reinstatement of U.S. secondary sanctions.
All revenue and profit derived from Tenaris’s sales to Iran was recorded in the fiscal year in which such sales were performed and, therefore, no revenue and profit has been reported in connection with commercial activities related to Iran for the year ended December 31, 2022.
Tenaris has procedures in place designed to ensure that its activities comply with all applicable U.S. and other international export control and economic sanctions laws and regulations.
Other Affiliates
Except for Tenaris, no other affiliates of the Company reported any Iran related activity for the year ended December 31, 2022.

C.    Organizational Structure
Below is a simplified diagram of Ternium’s corporate structure as of February 28, 2023.

Ternium S.A. - Luxembourg

-----▶	Ternium Mexico - Mexico	◀------
71.3%		28.7%

-----▶	Ternium Argentina - Argentina
62.6%

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
Ternium Argentina. Ternium Argentina is the main integrated manufacturer of flat steel products in Argentina with total annual finished steel production capacity of approximately 3.0 million tons. The shareholders of Ternium Argentina as of February 28, 2023, are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Ternium Argentina’s Shareholders	Number	Percent
Ternium	2,826,525,949	62.57%
ANSeS	1,175,806,541	26.03%
Public	514,761,533	11.40%
Total shares issued and outstanding	4,517,094,023	100.00%
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
Ternium del Atlantico. Ternium del Atlantico is a manufacturer of steel bars and coils serving the Colombian construction sector with total annual finished steel production capacity of approximately 520,000 tons.
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
Ternium USA. Ternium USA operates Ternium’s steel processing activities in the United States and produces galvanized and color coated sheets in its Shreveport unit in Louisiana, United States. Ternium USA has total annual finished steel production capacity of 260,000 tons.
Other Investments
Usiminas. Usiminas is one of the main producers of flat steel products in Brazil, including iron ore mining, steel production and steel processing and customization. In 2022, Usiminas shipped 4.2 million tons of steel products and 8.6 million tons of iron ore, and had net sales of BRL32.5 billion. Usiminas is a publicly-traded company listed on the São Paulo stock exchange, BM&FBOVESPA S.A - Bolsa de Valores, Mercadorias e Futuros.
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
In addition to the Usiminas shares that were bound by the January 16, 2012 shareholders’ agreement, the New SHA also covers the shares subscribed for by the members of the T/T Group and the NSC Group in connection with Usiminas’ 2016 capital increase. As a result, Usiminas’ control group now holds, in the aggregate, 483.6 million ordinary shares subject to the New SHA, representing approximately 68.6% of Usiminas’ voting capital (including ordinary shares in Usiminas’ treasury), with the T/T Group holding approximately 47.1% of the total shares held by the control group (39.5% corresponding to Ternium and the other 7.6% corresponding to TenarisConfab); the NSC Group holding approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holding the remaining 7.1% of the total shares held by the control group.
Finally, the New SHA incorporates an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the New SHA after November 16, 2022. Such exit mechanism shall apply with respect to shares held by the NSC Group and the T/T Group, and would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder group.
The 51.4 million ordinary shares of Usiminas acquired by Ternium on October 30, 2014, and 6.7 million ordinary shares acquired by NSC prior to the execution of the January 16, 2012, shareholders’ agreement remain free from any transfer restrictions under the New SHA and will not be subject to the exit mechanism described above.
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
On March 30, 2023, Ternium Investments and Ternium Argentina, together with TenarisConfab, entered into a share purchase agreement to acquire from the NSC Group, pro rata to their current participations in the T/T Group, 68.7 million ordinary shares of Usiminas, increasing Ternium’s participation in the Usiminas control group to 51.5%. Upon the closing of the transaction, the New SHA will be replaced by a shareholders agreement setting forth a new governance structure for Usiminas. For more information on the recently announced agreement for the purchase of Usiminas shares from NSC, see “Item 8. Financial Information – B. Significant Changes”.
As of December 31, 2022, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL7.41 (approximately $1.42) per ordinary share and BRL7.16 (approximately $1.37) per preferred share, respectively. Accordingly, as of December 31, 2022, Ternium’s ownership stake had a market value of approximately $356.2 million and a carrying value of $725.7 million. In 2022, Ternium performed an impairment test of its investment in Usiminas and subsequently wrote down such investment by $120.4 million. For further information on the impairment test of Ternium’s investment in Usiminas see note 3(f) “Accounting Policies – Impairment” to our audited consolidated financial statements included in this annual report.
Techgen. Techgen is a Mexican joint venture company owned by 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Techgen operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity of approximately 900 megawatts. As a result, Ternium is securing the supply of electricity to its existing and future facilities in Mexico, and sells unused energy to the Mexican market. For further information on the Company’s commitments under the Techgen project, see note 24(ii)(d), (g), (k) and (l) to the consolidated financial statements included in this annual report.
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
Overview
For a description of Ternium’s profile, business strategy and sustainability approach, see Item 4. “Information on the Company—Overview”, “Information on the Company—B. Business Overview—Our Business Strategy” and “Information on the Company—B. Business Overview—Sustainability.”
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
Ternium’s primary source of revenue is the sale of steel products. Management expects sales of steel products to continue to be Ternium’s primary source of revenue. The global market for such steel products is highly competitive, with the primary competitive factors being price, cost, product quality and customer service. The majority of Ternium’s sales are concentrated in the Americas. Specifically, Ternium’s largest markets for finished steel products are Mexico, Argentina, the United States and Colombia, and Ternium’s largest market for slabs is Brazil.
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
Ternium’s results are also sensitive to prices in the international steel markets. Steel prices are volatile and are sensitive to supply conditions and to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s finished steel products. For example, U.S. steel prices trended down during most of 2019 as a result of softer steel consumption, increased steel production and lower costs of steel scrap. Steel prices decreased further in 2020 during the early stages of the COVID-19 pandemic reflecting a depression in steel consumption. However, steel prices increased steadily during the rest of 2020 and peaked at historical record levels in September 2021, as the speed of the recovery in steel production and in the production of steelmaking raw materials fell short of steel demand. In the following few months, steel prices decreased steadily reflecting a gradual normalization of steel supply-demand balance. Steel and raw material prices increased rapidly following the Russian invasion of Ukraine, reflecting a disruption in these products' supply chains. After reaching a new peak during the second quarter of 2022, steel and raw material prices resumed a downward trend. However, during the first months of 2023, steel and raw material prices started to increase again. As a result of these developments, Ternium’s operating income decreased 49% year-over-year in 2022, after increasing 388% year-over-year in 2021 and 25% year-over-year in 2020. Persistently low steel prices would have a material adverse effect on Ternium’s results, as could price volatility.

Trends in the steel industry may also have an impact on Ternium’s results. In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide and regional production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially on downturn cycles, from substantial over-capacity. In the last decade, over-capacity was particularly severe in China. More recently, there are several new steel making and steel processing facilities under construction or ramping-up in North America, which could contribute to an excess of steel production capacity in the region. For further information on Ternium’s competition in the Mexican market see Item 4. “Information on the Company—B. Business Overview—Competition—Steel—Mexico”. Furthermore, there has been a trend toward steel industry consolidation among Ternium’s competitors, and current competitors in the steel market could become larger in the future. Intense competition could impact Ternium’s share in certain markets and adversely affect its sales and revenue.

Ternium’s production levels and costs are sensitive to the price and availability of raw materials, semi-finished steel and energy, which reflect supply and demand factors in the global steel industry. Ternium purchases substantial quantities of raw materials (including iron ore, coal, ferroalloys and scrap) and slabs for use in the production of its steel products. The availability and price of these and other inputs vary, sometimes significantly, according to multiple factors, including market conditions, government regulations or intervention, including import controls and international sanctions, allocation by suppliers and interruptions in production. In addition to raw materials and slabs, natural gas is an important component of Ternium’s cost structure. Ternium generally purchases these inputs at market or market-based prices; accordingly, price fluctuations in these inputs, which may also vary according to such factors, impact Ternium’s production volume and production cost. Slabs are a key input in Ternium’s production process. Industry consolidation and/or integration of slab making facilities into finished steel products are reducing the availability of slabs in the global market. For example, in 2022 a global steel maker announced the acquisition of Companhia Siderúrgica do Pecém (CSP), a Brazilian slab maker that used to be a significant supplier of slabs in the international markets. Also, in 2021 ArcelorMittal integrated its slab facility in Lázaro Cárdenas, Mexico, with a new hot-rolling mill. In the past, such facility was also a supplier of slabs to third parties in the slab market. In addition, the Russian invasion of Ukraine in February 2022 and the consequent wave of trade sanctions imposed by the United States, the United Kingdom, and the European Union, among other countries, against certain Russian institutions, companies and citizens, resulted in a disruption to the global supply of slabs and other inputs consumed by Ternium in its production processes. New international sanctions against Russian steel companies that have not been affected by current sanctions could result in slab scarcity and/or increases in slab prices in the market, which would have a material adverse effect on Ternium’s business and results of operations.

Ternium’s export revenues could be affected by trade restrictions and its domestic revenues could be affected by unfair competition from imports. Currently, there is a significant number of antidumping, countervailing, safeguard measures and other trade restrictive actions. Ternium’s ability to profitably access the export markets may be adversely affected by trade restrictions, including antidumping duties and countervailing measures, in certain markets. In addition, Ternium’s ability to sell some steel products in its principal markets could be affected by unfair competition from imports of those steel products from certain countries, if measures against unfair trade were not in force. For example, in 2018 the United States imposed, under Section 232 of the Trade Expansion Act of 1962, a 25% tariff on steel imports; however, Australia, Canada and Mexico are exempted from the tariff (though subject to a continuous monitoring system of their trade flows); Argentina, Brazil and Korea were excluded at the time with a regime of import quotas. Starting in 2022, the U.S. shifted in the case of the European Union, the United Kingdom and Japan the 25% tariff to a Tariff Rate Quota (TRQ) system for steel products melted and poured in this region. These trade measures could stimulate aggressive export offers elsewhere, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those in which Ternium operates. For further information, see Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations.”

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
Changes in prevailing exchange rates have had an impact on Ternium’s comprehensive results in the past and could impact comprehensive results from investments with a functional currency other than the U.S. dollar in the future. In accordance with IFRS, Ternium records currency translation adjustments in its consolidated statements of comprehensive income. These adjustments do not affect net income but, instead, have an impact on net worth. Fluctuations in the Brazilian real (as our participation in Usiminas is denominated in Brazilian reais) against the U.S. dollar have had, and may also have in the future, an impact on Ternium’s comprehensive results. Ternium’s currency translation adjustments results included the effect of the devaluation of the Brazilian real on the value of Ternium’s investment in Usiminas as measured in U.S. dollars, amounting to a gain of $41.1 million in 2022, and losses of $40.3 million and $108.8 million in 2021 and 2020, respectively.
If the U.S. dollar valuation of Ternium Argentina's financial investments were to decrease, the Company may be required to record a significant loss in its consolidated income statements. Existing foreign exchange controls in Argentina currently limit the purchase and transfer abroad of foreign currency for saving purposes, restricting Ternium Argentina’s ability to hold excess cash reserves in foreign bank accounts. Accordingly, Ternium Argentina holds its cash and financial investments in the Argentine financial system. As of December 31, 2022, Ternium Argentina’s cash and cash equivalents and other investments amounted to $1.4 billion, a large portion of which consisted of U.S. dollar-payable instruments. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and to the effects of applicable foreign exchange restrictions.
Any dividend payment in kind by Ternium Argentina consisting of securities listed in foreign securities exchanges would result in the recording of a financial expense in Ternium's consolidated financial statements. Existing foreign exchange controls in Argentina limit the purchase and transfer abroad of foreign currency for dividend payment purposes. Therefore, on August 9, 2022, Ternium Argentina paid an in-kind dividend to all shareholders and Ternium collected $188 million worth of securities. As a result of the foreign exchange restrictions imposed in Argentina, the international market value of the securities collected was significantly lower. Considering this, Ternium subsequently adjusted the fair value of such securities and recorded a loss of $95 million in the "Change in fair value of financial assets" in its consolidated financial statements. As of the date of this annual report, the international U.S. dollar market value of Argentine securities continues to be significantly lower than its market value in the Argentine local market.

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

Selected consolidated income statement data	For the year ended December 31,
In thousands U.S. dollars (except number of shares and per share data)
	2022	2021	2020

Net sales	16,414,466	16,090,744	8,735,435
Cost of sales	(12,487,282)	(9,895,070)	(7,099,923)

Gross profit	3,927,184	6,195,674	1,635,512
Selling, general and administrative expenses	(1,143,646)	(950,124)	(762,882)
Other operating results (1)	(84,019)	25,586	206,843

Operating income	2,699,519	5,271,136	1,079,473

Finance expense	(46,737)	(26,997)	(46,644)
Finance income	75,145	62,912	49,421
Other financial income (expenses), net	(98,541)	56,547	19,554
Equity in earnings of non-consolidated companies (2)	37,114	400,732	57,555

Profit before income tax expense	2,666,500	5,764,330	1,159,359
Income tax expense	(573,728)	(1,397,139)	(291,488)

Profit for the year	2,092,772	4,367,191	867,871

Attributable to:
Owners of the parent	1,767,516	3,825,068	778,468
Non-controlling interest	325,256	542,123	89,403

Profit for the year	2,092,772	4,367,191	867,871

Depreciation and amortization	616,492	591,790	631,051
Weighted average number of shares outstanding (3)	1,963,076,776	1,963,076,776	1,963,076,776

Basic earnings per share ($) (4)(5)	0.90	1.95	0.40
Basic earnings per ADS ($) (4)(5)	9.00	19.49	3.97
Dividends per share ($)	0.27(6)	0.26	0.21
Dividends per ADS ($)	2.70(6)	2.60	2.10

(1)Other operating results in 2022 included a $99.0 million write-down of Ternium’s investment in Ternium Brasil and in 2020 included a $186.0 million non-cash gain related to the derecognition of a contingency on ICMS tax benefits at Ternium Brasil (imposto sobre circulação de mercadorias e prestação de serviços). For more information see note 3(f) "Accounting Policies – Impairment" and note 24(i)(f) "ICMS deferral tax benefit – Action of Unconstitutionality" to the consolidated financial statements included in this annual report.
(2)The Equity in earnings of non-consolidated companies in 2022 included a $120.4 million write-down of Ternium’s investment in Usiminas. For more information see note 3(f) "Accounting Policies – Impairment".
(3)Of the 2,004,743,442 shares issued as of December 31, 2022, the Company held 41,666,666 that were repurchased from Usiminas on February 15, 2011. Such shares were not considered outstanding for purposes of the calculation of the weighted average number of shares.
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
(6)In November 2022, the company paid an interim dividend for fiscal year 2022 of $0.09 per share ($0.90 per ADS). On February 14, 2023, the Company’s board of directors proposed that an annual dividend of $0.27 per share ($2.70 per ADS), be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 2, 2023. The annual dividend would include the interim dividend of $0.09 per share ($0.90 per ADS), paid in November 2022. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $0.18 per share ($1.80 per ADS), will be paid on May 10, 2023, with record-date on May 5, 2023.

Selected consolidated balance sheet data	At December 31,
In thousands of U.S. dollars (except number of shares and per share data)
	2022	2021	2020

Non-current assets	8,647,510	8,491,363	8,289,460
Property, plant and equipment, net	6,261,887	6,431,578	6,504,681
Other non-current assets (1)(2)	2,385,623	2,059,785	1,784,779
Current assets	8,844,038	8,606,544	4,566,775
Cash and cash equivalents	1,653,355	1,276,605	537,882
Other current assets	7,188,919	7,328,018	4,023,927
Non-current assets classified as held for sale	1,764	1,921	4,966

Total assets	17,491,548	17,097,907	12,856,235

Capital and reserves attributable to the owners of the parent	11,845,959	10,535,019	7,286,115
Non-controlling interest	1,922,434	1,700,019	1,157,038

Non-current liabilities	1,506,325	1,649,105	2,559,485
Borrowings	532,701	656,465	1,327,289
Deferred tax liabilities	162,742	186,216	346,485
Other non-current liabilities (2)	810,882	806,424	885,711
Current liabilities	2,216,830	3,213,764	1,853,597
Borrowings	499,164	822,573	395,604
Other current liabilities	1,717,666	2,391,191	1,457,993

Total liabilities	3,723,155	4,862,869	4,413,082

Total equity and liabilities	17,491,548	17,097,907	12,856,235

Number of shares	1,963,076,776	1,963,076,776	1,963,076,776
(1)Includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of $662.3 million as of December 31 of each year.
(2)In 2020, the Company recognized a $186.0 million non-cash gain related to the derecognition of a contingency on ICMS tax benefits at Ternium Brasil (imposto sobre circulação de mercadorias e prestação de serviços), including a $380.1 million reduction in other non-current liabilities and a $194.1 million reduction in other non-current assets. For more information see note 24(i)(f) "ICMS deferral tax benefit – Action of Unconstitutionality" to the consolidated financial statements included in this annual report.

Fiscal Year Ended December 31, 2022 compared to Fiscal Year Ended December 31, 2021
This annual report includes certain non-IFRS alternative performance measures such as Net Cash, Net Debt and Free Cash Flow. The reconciliation of these figures to the most directly comparable IFRS measures is included in Item 19. Exhibits, Exhibit Number 15.1 "Statement explaining alternative performance measures".
Overview
In 2022, Ternium’s finished steel shipments reached the highest level on record. During the year, Ternium continued ramping-up its new hot-rolling mill in Pesquería, Mexico. This, together with a strong product development and certification effort, which leaned on Ternium’s new state-of-the-art research center, enabled us to continue gaining share in the Mexican steel market. In February 2022, we announced the construction of new downstream facilities in Pesquería. Projects include a push-pull pickling line with annual capacity of 550,000 tons and new finishing lines, currently expected to be commissioned by mid-2024, and a cold-rolling mill and hot-dip galvanizing line with annual capacity of 1.6 and 0.6 million tons, respectively, expected to begin operations by the end of 2025. These projects are consistent with Ternium’s strategy to strengthen its competitive positioning in order to replace imports in the Mexican market, and better serve its customers with a broader and more technologically advanced product portfolio.
We have recently announced the construction of a new direct reduced iron and steelmaking facilities in the USMCA region, with annual production capacity of 2.1 and 2.6 million tons, respectively. This project is expected to advance the integration of Ternium’s industrial system, reinforce its position as a leading steel supplier in the region and support its ongoing compliance with the USMCA’s ‘melted and poured’ requirement for the automotive industry. In addition, the new facilities will help advance Ternium’s decarbonization goals due to its low carbon dioxide emission intensity. Their readiness to switch from natural gas to hydrogen, when feasible, would enable further emission reductions. Furthermore, we announced the construction of a wind farm in Argentina. This new facility will enable us to replace approximately 65% of the electricity currently purchased from third parties for our operations in Argentina.
In 2022, the global economy was affected by high inflation levels, increasing interest rates, the deceleration of the Chinese economy and the impact of the Russian invasion of Ukraine. This adverse economic and financial framework, together with the disruption caused to the steel industry’s supply chain by the war in Ukraine, led to highly volatile international prices of raw materials, slabs and other steel production inputs, and a deceleration of global steel consumption. Despite this difficult context, Ternium’s results in 2022 were solid. Net sales reached $16.4 billion on total steel shipments of 11.9 million tons. Steel revenue per ton was $1,353 in 2022, slightly above the level recorded in 2021.

Steel Shipments in 2022

Mexico, 57%
Other markets, 23%
Southern Region, 20%

During 2022, steel shipments in the Mexican market represented 57% of total shipments. Volumes sold in the Southern Region were 20% of total shipments, the majority of which were destined to the Argentine market. Shipments in other markets were 23% of total shipments, with major shipment destinations usually being the United States, Brazil, Colombia and Central America.
Operating income in 2022 was $2.7 billion and net income was $2.1 billion. Equity holders’ net income in 2022 was $1.8 billion, equivalent to earnings per ADS of $9.00. Net cash provided by operating activities in 2022 was $2.8 billion and free cash flow was $2.2 billion (net cash provided by operating activities of $2.8 billion less capital expenditures of $580.6 million). During the year, Ternium advanced diverse capital expenditure projects throughout its main facilities, including those for further improving environmental and safety conditions and additional works in the new hot-rolling mill at Ternium’s Pesquería industrial center in Mexico.

Dividends paid to shareholders in 2022 were $530 million. In addition, the company paid dividends in kind to non-controlling interest of $112.3 million. Ternium reached a net cash position of $2.6 billion at the end of December 2022 (cash and cash equivalents plus other investments of $3.6 billion less borrowings of $1.0 billion), compared to $1.2 billion at the end of December 2021 (cash and cash equivalents plus other investments of $2.7 billion less borrowings of $1.5 billion). Net cash position and free cash flow are non-IFRS alternative performance measures. Please see Exhibit 15.1 for more information on these measures.

Net Sales
Net sales in 2022 were $16.4 billion, 2% higher than net sales in 2021. The following table outlines Ternium’s consolidated net sales for 2022 and 2021:

	Net Sales ($ million)			Shipments (thousand tons)			Revenue/Ton ($/ton)

	2022	2021	Dif.	2022	2021	Dif.	2022	2021	Dif.
Mexico	8,828	8,872	-0%	6,843	6,534	5%	1,290	1,358	-5%
Southern Region	3,834	3,374	14%	2,362	2,503	-6%	1,623	1,348	20%
Other markets	3,429	3,549	-3%	2,691	3,028	-11%	1,274	1,172	9%
Total steel products	16,092	15,795	2%	11,896	12,065	-1%	1,353	1,309	3%

Other products*	323	248	30%
Steel segment	16,414	16,043	2%

Mining segment	411	526	-22%	3,457	3,809	-9%	119	138	-14%

Intersegment eliminations	(411)	(479)
Net sales	16,414	16,091	2%
* The item “Other products” primarily includes electricity sales in Brazil and Mexico.

Ternium’s steel shipments in 2022 were 11.9 million tons, similar to shipment levels in the prior year. Sales volumes in Mexico increased 5% year-over-year in 2022. Ternium gained share in the local market aided by the ramp-up of state-of-the-art new facilities in its industrial center in Pesquería, together with the development and certification of high-end steel products for industrial customers. The country’s economy continued improving during 2022, undertaking elevated inflation rates and tightening monetary conditions. Industrial activity in Mexico remained healthy, although some sectors softened in recent months reflecting a weakening US housing market. Production rates in the automotive industry improved in 2022, supported by pent-up vehicle demand and a gradual ease of supply chain difficulties during the second half of the year. The Mexican construction sector also improved, although activity levels stayed below those prevailing before the COVID-19 pandemic.

In the Southern Region, shipments were down 6% year-over-year in 2022. Although activity in Argentina’s construction sector and demand for industrial products remained healthy, steel sales in the country moderated during 2022 reflecting an ease of a pandemic-induced surge in steel consumption in the prior year. In addition, shipments decreased year-over-year in other countries in the region as Ternium reduced its exports from Argentina. In other markets, shipments were down 11% year-over-year in 2022, reflecting a further integration of Ternium’s Brazilian slab facility. The volume of slabs shipped to third parties decreased 793,000 tons year-over-year in 2022, partially offset by a 457,000-ton increase in shipments to finished steel customers.

Revenue per ton was $1,353 in 2022, up $45 compared to revenue per ton in the prior year mainly reflecting a higher value sales mix in connection with the integration of Ternium’s industrial system.

Cost of Sales
Cost of sales was $12.5 billion in 2022, an increase of $2.6 billion compared to 2021. This was primarily due to a $2.3 billion, or 29%, increase in raw materials and consumables used, mainly reflecting higher purchased slab, raw material and energy costs, partially offset by a 1% decrease in steel shipments; and to a $281.8 million increase in other costs, including a $173.0 million increase in labor cost, mainly in connection with Ternium Mexico employees’ profit sharing scheme, a $31.8 million increase in services and fees, a $30.3 million increase in maintenance expenses, a $20.4 million increase in amortization of intangible assets and a $17.4 million increase in depreciation of property, plant and equipment.

Ternium has various off-balance sheet commitments to purchase raw materials, energy (natural gas and electricity), supplies (air, oxygen, nitrogen and argon), production equipment and logistic services. Off-balance sheet commitments are discussed in note 24 (ii) to the consolidated financial statements included in this annual report.

Selling, General and Administrative (SG&A) Expenses
Selling, General & Administrative (SG&A) expenses in 2022 were $1.1 billion, or 7% of net sales, an increase of $193.5 million compared to SG&A expenses in 2021, mainly due to a $128.9 million increase in freight and transportation expenses, a $48.4 million increase in labor cost and a $13.2 million increase in services and fees.

Operating Income
Operating income in 2022 was $2.7 billion, or 16% of net sales, compared to operating income of $5.3 billion, or 33% of net sales, in 2021.

Net Financial Results
Net financial results were a loss of $70.1 million in 2022, principally due to a $163.7 million net foreign exchange loss partially offset by a $78.3 million gain related to changes in the fair value of financial assets and a gain of $28.4 million related to investment returns on Ternium’s liquidity position net of borrowing costs. The net foreign exchange loss in 2022 mainly reflected the negative impact of the depreciation of the Argentine Peso against the US dollar (42% in the period) on Ternium Argentina’s net long local currency positions. The gain related to changes in the fair value of financial assets included a $95.0 million negative fair value adjustment of certain Argentine securities collected by Ternium as dividend in kind from Ternium Argentina. For more information related to this transaction, see “Risk Factors –Risks Relating to the Countries in Which Ternium Operates –Argentina – Argentine exchange controls could negatively impact Ternium Argentina’s operations or prevent it from paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market”. Net financial results in 2021 were a gain of $92.5 million.

Equity in Results of Non-Consolidated Companies
Equity in results of non-consolidated companies was a gain of $37.1 million in 2022, mainly related to Ternium’s equity in the results of Usiminas and Techgen. As of September 30, 2022, Ternium performed an impairment test of its investment in Usiminas and subsequently wrote down such investment by $120.4 million. Equity in results of non-consolidated companies in 2021 was a gain of $400.7 million.

Income Tax Expense
Income tax expense in 2022 was $573.7 million, with a 22% effective tax rate, compared to $1.4 billion in 2021, with a 24% effective tax rate. Effective tax rate in 2022 included a non-cash gain on deferred taxes at our Mexican and Argentine subsidiaries.
Net Income Attributable to Non-controlling Interest
Net gain attributable to non-controlling interest in 2022 was $325.3 million, lower than a net gain of $542.1 million in 2021 mainly reflecting Ternium Argentina’s lower results.

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

Steel Shipments in 2021

Mexico, 54%
Southern Region, 21%
Other markets, 25%

During 2021, shipments in the Mexican market were 6.5 million tons, representing 54% of Ternium’s total steel shipments. Shipments in the Southern Region reached 2.5 million tons in 2021, or 21% of Ternium’s consolidated shipments in the steel segment, most of which are destined for the Argentine market. Shipments in other markets totaled 3.0 million tons in 2021, or 25% of Ternium’s consolidated shipments in the steel segment. Our major shipment destinations within other markets are usually the United States, Brazil, Colombia and Central America. Operating income amounted to $5.3 billion in 2021, the highest on record on strong steel prices and healthy shipment volumes, despite high costs of raw materials and purchased slabs.

The company’s net income in 2021 was $4.4 billion. Equity holders' net income in 2021 was $3.8 billion, equivalent to earnings per ADS of $19.49. Net cash provided by operating activities was $2.7 billion, including a working capital increase of $2.6 billion. In 2021, Ternium’s capital expenditures were $523.6 million, $36.4 million lower than in 2020. Of note during the year were the investments made for Ternium's new hot-rolling mill at the company's Pesquería industrial center in Mexico. With free cash flow of $2.2 billion in 2021 (net cash provided by operating activities of $2.7 billion less capital expenditures of $0.5 billion), Ternium reached a net cash position of $1.2 billion at the end of December 2021 (cash and cash equivalents plus other investments of $2.7 billion less borrowings of $1.5 billion). Net cash position and free cash flow are non-IFRS alternative performance measures. Please see Exhibit 15.1 for more information on these measures.

Net Sales
Net sales in 2021 were $16.1 billion, 84% higher than net sales in 2020. The following table outlines Ternium’s consolidated net sales for 2021 and 2020.

	Net Sales ($ million)			Shipments (thousand tons)			Revenue/Ton ($/ton)

	2021	2020	Dif.	2021	2020	Dif.	2021	2020	Dif.
Mexico	8,872	4,568	94%	6,534	5,913	11%	1,358	773	76%
Southern Region	3,374	1,762	92%	2,503	1,924	30%	1,348	916	47%
Other markets	3,549	2,172	63%	3,028	3,523	-14%	1,172	616	90%
Total steel products	15,795	8,502	86%	12,065	11,360	6%	1,309	748	75%

Other products*	248	178	40%
Steel segment	16,043	8,680	85%

Mining segment	526	391	35%	3,809	3,797	—%	138	103	34%

Intersegment eliminations	(479)	(335)
Net sales	16,091	8,735	84%
* The item “Other products” primarily includes Ternium Brasil's and Ternium Mexico's electricity sales.

Ternium’s steel shipments in 2021 were 12.1 million tons, up 705,000 tons compared to shipment levels in 2020 reflecting a recovery from the impact of the COVID-19 outbreak on economic activity and steel demand, and the ramp-up of Ternium's new facilities in Mexico and Colombia.

Shipments in Mexico increased 11% year-over-year in 2021, mainly due to higher activity levels in the export-led industrial sector. In the Southern Region, shipments increased 30% year-over-year in 2021 on higher durable goods consumption and increased activity in the construction sector. In other markets region, shipments decreased 14% year-over-year, reflecting lower slab shipments to third parties partially offset by higher finished steel shipments. Revenue per ton reached $1,309 in 2021, the highest on record, increasing $561 compared to revenue per ton in 2020, on higher steel prices in all of Ternium's markets.

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
Net Income Attributable to Non-controlling Interest
Net gain attributable to non-controlling interest in 2021 was $542.1 million, higher than a net gain of $89.4 million in 2020 mainly reflecting improved results at Ternium Argentina.

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

	For the year ended December 31,
In thousands of U.S. dollars	2022	2021	2020
Net cash provided by operating activities	2,752,943	2,677,315	1,761,246
Net cash used in investing activities	(1,324,611)	(1,045,350)	(1,176,867)
Net cash used in financing activities	(1,016,177)	(854,376)	(506,254)
Increase in cash and cash equivalents	412,155	777,589	78,125
Effect of exchange rate changes	(35,405)	(38,866)	(60,208)
Cash and cash equivalents at the beginning of the year	1,276,605	537,882	519,965
Cash and cash equivalents at the end of the year (1)	1,653,355	1,276,605	537,882
(1)    In addition to cash and cash equivalents, at December 31, 2022, 2021 and 2020, Ternium had $2.0 billion, $1.4 billion and $816.2 million of other investments with maturities of more than three months, respectively, and $0.0 million, $0.1 million and $0.1 million of restricted cash at December 31, 2022, 2021 and 2020, respectively.

Changes in cash and cash equivalents between December 31, 2021 and December 31, 2022
Overview
During 2022, Ternium’s primary source of funding was cash provided by operating activities. Cash and cash equivalents as of December 31, 2022 was $1.7 billion, a $0.4 billion increase from $1.3 billion at the end of the prior year. In addition to cash and cash equivalents, as of December 31, 2022, we held other investments with maturity of more than three months for a total amount of $2.0 billion, increasing $618.0 million compared to December 31, 2021. Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $1.4 billion as of December 31, 2022. For information related to our financial investments and exchange controls in Argentina, see “Risk Factors –Risks Relating to the Countries in Which Ternium Operates –Argentina – Argentine exchange controls could negatively impact Ternium Argentina’s operations or prevent it from paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market”. We hold money market investments, time deposits and variable-rate or fixed-rate securities. Our financial indebtedness decreased in 2022, to $1.0 billion at the end of 2022 from $1.5 billion at the end of 2021.

Operating activities
Net cash provided by operating activities in 2022 was $2.8 billion. Income tax payments reached $1.8 billion in the year, mainly due to significant outstanding tax balances for fiscal year 2021, paid in 2022 in Mexico and Argentina, and higher advance payments for fiscal year 2022 in Mexico. Working capital decreased $1.2 billion in 2022 as a result of an aggregate $584.7 million decrease in trade and other receivables, a $438.1 million decrease in inventories and an aggregate $129.7 million increase in accounts payable and other liabilities. The inventory value decrease in 2022 was due to a $407.0 million lower steel volume and a $133.5 million decrease in raw materials, supplies and others, partially offset by an $102.4 million higher cost of steel.

	Change in inventory Dec’22 / Dec’21 (in millions of U.S. dollars)
	Price	Volume	Total
Finished steel goods	15.9	(177.4)	(161.6)
Steel goods undergoing processing	101.9	(229.6)	(127.6)

Total steel goods	117.8	(407.0)	(289.2)

Raw materials, supplies and allowances			(148.9)
Total			(438.1)

Investing activities
Net cash used in investing activities in 2022 was $1.3 billion, primarily attributable to capital expenditures of $580.6 million and an increase of $770.6 million in financial investments with maturities of more than three months. During 2022, Ternium advanced diverse projects throughout its main facilities, including those for further improving environmental and safety conditions and additional works in the new hot-rolling mill at Ternium’s Pesquería industrial center in Mexico.

Financing activities
Net cash used in financing activities was $1.0 billion in 2022, attributable to dividends paid in cash to Company’s shareholders of $530.0 million, net repayment of borrowings of $436.7 million and finance lease payments of $49.4 million.

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

Principal Sources of Funding

Funding Policy
Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. When feasible, management bases its financing decisions, including the election of currency, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For information on our financial risk management, see note 28 “Financial risk management” to our consolidated financial statements included in this annual report.

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

Financial Liabilities
Our financial liabilities consist mainly of loans with financial institutions. As of December 31, 2022, these facilities were mainly denominated in U.S. dollars and Colombian pesos (85% and 13% of total financial liabilities, respectively). Total financial debt (inclusive of principal and interest accrued thereon) decreased by $447.2 million in the year, from $1.5 billion as of December 31, 2021, to $1.0 billion as of December 31, 2022. With cash and cash equivalents of $1.7 billion and other investments of $2.0 billion, Ternium achieved a net cash position of $2.6 billion as of December 31, 2022 (cash and cash equivalents plus other investments of $3.6 billion less borrowings of $1.0 billion). This compares to a net cash position of $1.2 billion as of December 31, 2021 (cash and cash equivalents plus other investments of $2.7 billion less borrowings of $1.5 billion). Net cash position and free cash flow are non-IFRS alternative performance measures. Please see Exhibit 15.1 for more information on these measures.
The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

$ million	2022	2021	2020
Bank borrowings (1)	1,032	1,479	1,723

Total borrowings	1,032	1,479	1,723
(1)Net of debt issuance costs.

Ternium’s cost of debt, as measured by the weighted average interest rate, was 6.21% in 2022. This rate was calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of each instrument as of December 31, 2022. Such rates do not include the effect of derivative financial instruments, nor fluctuations in the exchange rate between the instrument’s currencies and the U.S. dollar. Ternium’s cost of debt in 2022 increased 476 basis points compared to the average interest rate in 2021, reflecting higher reference rates and a higher participation of non-U.S. dollar outstanding principal amounts in total debt.
The following table shows the weighted-average interest rates as of December 31 of each of the last three years:

	2022	2021	2020
Bank borrowings	6.21%	1.45%	1.43%
As of December 31, 2022, current borrowings were 48% of total borrowings, none of which corresponded to borrowings with related parties. As of December 31, 2022, the maturities of our financial liabilities were as follows:

$ million	1 year	1 – 2	2 – 3
At December 31, 2022	Or less	Years	Years	Total
Borrowings (1)(2)	499	523	10	1,032
(1)Borrowings are bank borrowings with third parties.
(2)Net of debt issuance costs.

For information on our derivative financial instruments, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk” and note 21 to the consolidated financial statements included in this annual report.

Most Significant Borrowings and Financial Commitments
Our most significant borrowings as of December 31, 2022, were those outstanding under Ternium Brasil’s 2019 syndicated loan facility and Ternium Mexico’s 2018 syndicated loan facility.

In Millions of U.S. dollars

			Principal amount
Date	Borrower	Type	Original	Outstanding as of December 31, 2022	Maturity
June 2018	Ternium Mexico	Syndicated loan	1,000	125	June 2023
August 2019	Ternium Brasil	Syndicated loan	500	500	August 2024
The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio). As of December 31, 2022, Ternium was in compliance with all covenants under its loan agreements.

Ternium has various off-balance sheet financial commitments. Off-balance sheet commitments are discussed in note 24(ii) to our consolidated financial statements included in this annual report.

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

Capital Expenditures
For information on Ternium’s capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program.”
Dividend Payments
For information related to this matter, see Item 8. “Financial Information—Dividend Policy”.

C.    Research and Development, Patents and Licenses, Etc.
For information related to this matter, see Item 4. “Information on the Company—B. Business Overview—Research and Development; Product Development.”
D.    Trend Information
For information related to this matter, see “—Overview.”
E.    Critical Accounting Estimates
This discussion and analysis of our operating and financial review and prospects is based on the audited consolidated financial statements included in this annual report, which have been prepared in accordance with IFRS. IFRS differs in certain significant aspects from U.S. GAAP.
The preparation of financial statements in conformity with IFRS requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events, that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that these estimates and assumptions are reasonable, they are based upon information available at the time they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

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
The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2022, the Company’s board of directors met seven times. A majority of the members of the board of directors in office present or represented at the board of directors' meeting constitutes a quorum, and resolutions of the board of directors may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.
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
The Company's articles of association provide that the board of directors of the Company may, within the limits of applicable law, (a) delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided, however, that the delegation of the Company's day-to-day management and representation authority to a member of the board of directors shall be subject to the prior authorization of the general shareholders' meeting, (b) delegate to one or more persons, whether or not members of the board of directors, the powers necessary to carry out the Company's decisions (except for approval of material transactions with related parties), (c) confer to one or more persons, whether or not members of the board of directors, the powers deemed to be appropriate for the general technical, administrative and commercial management of the Company, and (d) constitute and determine the responsibilities, powers and authority (including without limitation an audit committee), the members of which may be selected either from among the directors or outside thereof. On May 3, 2022, the board of directors appointed the Company's chief executive as administrateur délégué and delegated to him the power to manage the Company's affairs within the ordinary course of business, to the full extent permitted by Luxembourg law, to direct and supervise the business activities of the Company's subsidiaries and to represent the Company in relation to such matters.
On May 3, 2022, the Company’s annual general shareholders’ meeting resolved to increase the number of directors to nine, approved the re-election of Mr. Roberto Bonatti, Mr. Carlos Alberto Condorelli, Mr. Vincent Robert Gilles Decalf, Ms. Gioia Ghezzi, Mr. Adrian Lajous Vargas, Mr. Daniel Agustín Novegil, Mr. Gianfelice Mario Rocca and Mr. Paolo Rocca, and appointed Ms. Lorenza Martinez Trigueros as member of the board of directors. All board members were elected to hold office until the next annual general shareholders’ meeting that will be convened to decide on the 2022 accounts. The board of directors subsequently reappointed Mr. Paolo Rocca as its chairperson, Mr. Daniel Novegil as its vice-chairman and Mr. Máximo Vedoya as chief executive officer of the Company.
The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as director	Age at December 31, 2022
Paolo Rocca (1)	Chairman	Chairman and CEO of Tenaris; Chairman of the Company	17	70
Daniel Agustín Novegil	Vice Chairman	Vice chairman of the Company	17	70
Roberto Bonatti (1)	Director	Director of San Faustin	17	73
Carlos Alberto Condorelli	Director	Director of Tenaris; Director of the Company	16	71
Gioia Ghezzi	Director	Independent Director	2	61
Vincent Robert Gilles Decalf	Director	Independent Director	6	60
Adrián Lajous Vargas	Director	Independent Director	16	79
Lorenza Martinez Trigueros	Director	Chief Executive Officer of Actinver	1	55
Gianfelice Mario Rocca (1)	Director	Chairman of San Faustin	16	74
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
Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. Throughout his career in the Techint Group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint Group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin and from 2001 to 2020 he served as its president. He is also a member of the board of directors of Tenaris. Mr. Bonatti is an Italian citizen.
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
Gioia Ghezzi. Mrs. Ghezzi serves as member of the board of directors of the Company since 2020. She currently serves as chairwoman of ATM S.p.A. (an Italian transport company). Mrs. Ghezzi was a member of the board of Ferrovie dello Stato (Italy) from May 2014 and its chairwoman from December 2015 until July 2018. She served as a board member of the Humanitas Group from 2017 to 2022, and in different companies of the insurance, infrastructure and innovation and technology areas, in and out of Italy. Mrs. Ghezzi has held executive roles in the Zurich Insurance Group, Willis Group Holdings, McKinsey & Co. and IBM Research, among others. She is a theoretical physicist, with a London Business School Executive MBA. Mrs. Ghezzi is a British and Italian citizen.

Vincent Robert Gilles Decalf. Mr. Decalf has served as a director of the Company since September 2015 and the audit committee’s chairman since 2020. Since 2012, he acts as an independent non-executive director of various financial, insurance or commercial companies such as Bankinter Luxembourg, Covea Luxembourg or Kredietrust S.A. He is also a member of the board of directors of the Luxembourg Institute for Directors and Managers (Institut Luxembourgeois des Administrateurs). Mr. Decalf is a certified independent director since 2014. From 1989 to 2008, Mr. Decalf held executive positions in different countries within Société Générale and has extensive experience in the financial industry. From 2008 to 2012, he was member of the executive committee of the Foyer Group a Luxembourg-based insurer. For more than twenty four years, he has been an authorized director for insurance, bank or financial companies under Luxembourg regulation. Mr. Decalf is French and Luxemburgish citizen.

Adrian Lajous Vargas. Mr. Lajous has served as a director of the Company since 2006. Mr. Lajous currently serves as non-executive director of Técnicas Reunidas, S.A. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Petróleos Mexicanos (Pemex) in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. In addition, he served as non-executive director of Schlumberger, Ltd. from 2002 up to 2014, was the Chairman of the Oxford Institute for Energy Studies for 13 years and served on the Board of Trinity Industries for more than 10 years. Mr. Lajous is a Mexican citizen.
Lorenza Martinez Trigueros. Mrs. Martinez Trigueros currently serves as Chief Executive Officer of the Mexican bank Actinver. She was the managing director of the payments, finance & risk of Accenture Mexico from 2019 to 2021, former director of Banco de Mexico’s payments and corporate services arm until 2018 and was undersecretary of Industry and Commerce of Mexico from 2008 and 2012. Mrs. Martinez Trigueros has a degree in Economics from the Instituto Tecnológico Autónomo de México and a doctorate degree in Economics from the Massachusetts Institute of Technology. Mrs. Martinez Trigueros is a Mexican citizen.
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
At the next annual general shareholders’ meeting, the Company intends to propose that (i) the number of members of the Board of Directors be reduced from nine to eight and that (ii) Messrs. Roberto Bonatti, Carlos Alberto Condorelli,

Vincent Robert Gilles Decalf, Gianfelice Mario Rocca, Paolo Rocca, Gioia María Ghezzi, Daniel Agustin Novegil and Lorenza Martínez Trigueros be re-elected as members of the Board of Directors; each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2023 annual accounts.
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

The shareholders' meeting held on May 3, 2022, re-appointed PwC Luxembourg as the Company’s statutory auditor for the fiscal year ended December 31, 2022. At the next annual general shareholders’ meeting scheduled to be held on May 2, 2023, it will be proposed that PwC Luxembourg be reappointed as the Company’s statutory auditors for the fiscal year ending December 31, 2023.

Senior Management
The following table sets forth certain information concerning our senior management:

Name	Age at December 31, 2022	Position
Máximo Vedoya	52	Chief Executive Officer
Pablo Brizzio	52	Chief Financial Officer
César Alejandro Jiménez	57	Ternium Mexico President
Martín Berardi	65	Ternium Argentina President
Marcelo Chara	62	Ternium Brasil President
Héctor Obeso Zunzunegui	58	International Business Unit President
Oscar Montero Martínez	62	Chief Planning Officer
Pablo Hernán Bassi	60	Chief Industrial & Engineering Officer
Carlos Polidori	49	Chief Technology Officer
Roberto Demidchuk	61	Chief Information Officer
Rodrigo Piña	50	Chief Human Resources Officer
Máximo Vedoya. Mr. Vedoya currently serves as our Chief Executive Officer. Prior to that, he served as President of Ternium Mexico. He has held several other executive positions since joining the Techint Group in 1992, such as chief executive officer of Ferrasa, director of Ternium Mexico’s international and steel purchase operations, commercial director and export manager of Sidor and commercial planning manager of Ternium Argentina. He was also director of Fedemetal (the Colombian Federation of Metallurgical Industries), AIMM (Venezuelan Association of Metallurgical and Mining Industry). He is currently chairman of the Economics Committee of World Steel Association, and member of the Executive Committee of the Latin American Steel Association (Alacero), of which he served as President from 2019 to 2021. He is also president of Caintra (Nuevo Leon fndustrial Chamber), vice-president of Canacero (Mexican steel association), and general counsellor of UDEM (University of Monterrey, Mexico). Mr. Vedoya graduated with a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires and he holds a Master of Science in Management from Stanford University (USA). Mr. Vedoya is an Argentine citizen.

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

Martín Berardi. Mr. Berardi currently serves as President of Ternium Argentina. In addition, he is the Chairman of the board of directors of Ternium Argentina. He began his career in the Techint Group in 1980 as a trainee in Propulsora Siderúrgica. He has held several positions within the Techint Group including Propulsora Siderúrgica, Siat S.A., or Siat (an Argentine welded steel pipe manufacturer which is a Tenaris’s subsidiary), and Siderca S.A.I.C., or Siderca (Argentine producer of seamless steel pipe products, which is a Tenaris’s subsidiary). He served as managing director of Siat (1992-1995), managing director of Mexican steel company Tubos de Acero de México S.A., or Tamsa (1995-2000), president and chief executive officer of Venezuelan steel company Sidor (2000-2004) and became managing director (October 2004), executive vice president and President of Ternium Argentina. He was president of the IVES (Venezuelan Steel Institute) between 2002 and 2004, president of Alacero between 2013 and 2015, and alternated the presidency and vice presidency of CAA (Argentine Steel Chamber) between 2012 and 2022. He is currently vice-president of CAA, a member of the board of directors of Alacero and a member of the board of directors of ITBA. Mr. Berardi holds an industrial engineering degree from ITBA and a M.S. in Management from Stanford University. Mr. Berardi is an Argentine citizen.

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

Carlos Polidori. Mr. Polidori currently serves as our Chief Technology Officer, a position he assumed in January 2023. He began his career in 1997 in Ternium Argentina. Since then, he has held several executive positions within the Company. He served in different quality departments and was director of operations and maintenance of the coating and service centers operations area in Argentina from 2013 to 2018. Subsequently, he served as quality director of Ternium Argentina until June 2021, and then he became quality director of Ternium Mexico. Mr. Polidori holds a degree in chemistry engineering from Universidad de Río Cuarto. Mr. Polidori is an Argentine citizen.

Roberto Demidchuk.  Mr. Demidchuk currently serves as our Chief Information Officer. He joined the Techint Group in 1986 as a trainee for Techint Compañía Técnica Internacional S.A.C.I. Since then he has held several positions in different Techint Group companies, including scheduling and operation manager and industrial engineering manager at Ternium Argentina and supply chain director at Ternium. Mr. Demidchuk is an Argentine citizen.

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
B.    Compensation

The compensation payable to the members of the Company’s board of directors for the performance of their services to the Company is determined at the annual ordinary general shareholders’ meeting. The general meeting of shareholders held on May 3, 2022 decided the compensation paid to directors for the performance of their duties resolving that each director receive a fixed compensation for their services during the fiscal year 2022 for an amount of $115,000; the chairman of the board of directors receive an additional fee of $295,000; each director who is also a member of the Company's audit committee receive an additional fee of $55,000; and the chairman of the audit committee receive, further, an additional fee of $10,000. No variable compensation has been paid or shall be payable to directors for services rendered during the year 2022 and no long-term incentive or pension plan is available to directors.
The aggregate cash compensation paid to all directors and senior managers of the Company for the year 2022 amounted to $22.9 million. In addition, senior managers received, for the year 2022, 1,221,909 units for a total amount of $7.2 million, in connection with the employee incentive retention program described in note 3(o)(3) “Employee liabilities—Other compensation obligations” to the consolidated financial statements included in this annual report.
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
The audit committee of the Company's board of directors currently consists of three members, Ms. Gioia Ghezzi, Mr. Vincent Robert Gilles Decalf and Mr. Adrián Lajous Vargas, who were appointed to the audit committee by the Company's board of directors on May 3, 2022. Following the Company’s annual general shareholders’ meeting expected to be held on May 2, 2023, it is the intention of the Company’s board of directors to appoint Mr. Vincent

Robert Gilles Decalf, Ms. Gioia María Ghezzi and Ms. Lorenza Martinez Trigueros as Audit Committee members. As of the date of this annual report, all members of the audit committee qualify as independent directors both for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company's articles of association.

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
In addition, the audit committee is required by the Company’s articles of association and audit committee’s charter to review and, where applicable, approve material transactions between the Company or its subsidiaries and related parties, as provided in the Company’s articles of association and audit committee’s charter, or as may be required by any law, rule or regulation applicable to the Company, in order to determine whether their terms are consistent with the interests of the Company and all its shareholders and are consistent with market conditions or are otherwise fair to the Company and its subsidiaries. The Company has adopted a Related Party Transactions Policy and Procedure setting forth consolidated guidelines and procedures for the identification, review, approval and management of related party transactions, seeking to assure transparency and substantial and procedural fairness of such transactions, as well as compliance with the provisions in the Company’s articles of association and the audit committee’s charter relating to transactions with related parties, as well as Luxembourg rules relating to the approval and disclosure of material related party transactions and Section 314.00 of the NYSE Listed Company Manual.
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

In addition, any related party transaction that does not qualify as a “Level 1” related party transaction, but which has an individual value equal to or higher than such value threshold as management may from time to time determine as material to the Company for disclosure purposes under Item 7.B of this annual report, qualifies as a “Level 2” related party transaction and must be reviewed by the audit committee for purposes of making a determination as to whether any conflicts of interest exist and whether the proposed related party transaction is consistent with the interests of the Company and all shareholders, in order to either reject or approve the proposed transaction. Any related party transaction that is less than such value qualifies as a “Level 3” related party transaction and is reviewed by the Company’s related-party transaction unit, the area within the Company responsible for centralizing and compiling the information relating to all related party transactions and performing the review, assessment and other procedures contemplated in the Related Party Transactions Policy and Procedure. In addition, the current Related Party Transactions Policy and Procedure provides that, at least on a quarterly basis, the Company's related-party transaction unit must submit to the audit committee a summary cumulative report of all related-party transactions approved pursuant to the Related Party Transactions Policy and Procedure and must provide any additional information as the audit committee may request.

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

D.    Employees
The following table shows the number of persons employed by Ternium and its fully consolidated subsidiaries (and excludes proportionally consolidated subsidiaries Consorcio Peña Colorada and Exiros):

	At December 31,
	2022	2021	2020
Mexico	9,402	9,066	8,764
Argentina	5,517	5,425	5,755
Brazil	3,714	3,758	3,784
Colombia	1,219	1,270	1,265
Other	658	623	605

Total employees	20,510	20,142	20,173
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
At Ternium, we promote a culture of industrial and technological excellence. To achieve this goal, we focus our efforts on fostering innovation, enhancing employees' skills in a challenging atmosphere, implementing succession plans for key positions and shaping an appealing working environment. In addition, Ternium aims to be an equal opportunity and equal treatment organization. We seek to increase diversity at Ternium's management positions and engage the communities and the supply chain under a concerted strategy to empower women. For more information on Ternium's initiatives, see Item 4. “Information on the Company—B. Business Overview— Sustainability.”

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
As of February 28, 2023, 42,960,625 ADSs (representing 429,606,250 shares, or 21% of all outstanding shares of the Company) were registered in the name of one record holder resident in the United States, as informed by BNY Mellon, the Depositary for the Company's ADS program.
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
Purchases of Raw Materials
In the ordinary course of business, Ternium buys raw materials and other production inputs from subsidiaries of Tenaris. These transactions include purchases of ferrous scrap and other raw materials, which amounted to $38.4 million in 2022, $36.0 million in 2021 and $14.8 million in 2020.

Purchases of Steel Products
In the ordinary course of business, Ternium buys steel products from Usiminas and its subsidiaries. Purchases amounted to $30.8 million in 2022, $68.9 million in 2021 and $38.7 million in 2020.
Sales of Steel Products and Raw Materials
In the ordinary course of business, Ternium sells steel products and raw materials to subsidiaries of Tenaris. These transactions include:
•sales of round steel bars under a long-term agreement to Tenaris’ facilities in Mexico, which amounted to $110.6 million in 2022 and $157.3 million in 2021, with no transactions during 2020;
•sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to $104.4 million in 2022, $32.1 million in 2021 and $13.4 million in 2020; and
•sales of scrap and other raw materials to be used in the production of seamless pipes, which amounted to $8.1 million in 2022, $9.2 million in 2021 and $2.3 million in 2020.
Furthermore, Ternium sold steel slabs to Usiminas, which amounted to $547.0 million in 2022, $829.2 million in 2021 and $365.4 million in 2020.
Supply of Electric Energy
Techgen, which is owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris, operates an electric power plant in Pesquería, Mexico. Ternium’s subsidiaries in Mexico and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity.
Techgen sales of electricity to Ternium Mexico and Tenigal amounted to $445.7 million in 2022, $322.3 million in 2021 and $243.1 million in 2020. In addition, Techgen sells to third parties on behalf of Ternium Mexico and Tenigal the unused electricity that Ternium Mexico and Tenigal purchased from Techgen. Ternium Mexico and Tenigal received from Techgen on account of such unused electricity sales an amount of $116.7 million in 2022, $86.8 million in 2021 and $63.8 million in 2020.
Supply of Natural Gas
Ternium Mexico has natural gas supply agreements with GIMSA, a natural gas distributor and a company in which Ternium Mexico holds 23.84% equity participation. GIMSA sales to Ternium Mexico amounted to $167.0 million in 2022, $117.7 million in 2021 and $66.7 million in 2020.
Ternium Argentina has natural gas supply agreements with Tecpetrol and Energy Consulting Services. Tecpetrol is a company controlled by San Faustin, engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. Energy Consulting Services is a company engaged in energy and management consulting, representing one of the major and most reliable natural gas traders in Argentina. San Faustin holds significant but non-controlling interests in Energy Consulting Services.
Tecpetrol supplies natural gas at prices and on terms and conditions that are equivalent to those charged to Ternium Argentina by other suppliers of natural gas. Tecpetrol’s sales to Ternium Argentina amounted to $23.5 million in 2022, $24.2 million in 2021 and $27.9 million in 2020.
Energy consulting Services (ECS) supplies natural gas at prices and on terms and conditions that are equivalent to those charged to Ternium Argentina by other suppliers of natural gas. ECS’s sales to Ternium Argentina amounted to $5.1 million in 2022, $3.2 million in 2021 and $0.0 million in 2020.
Provision of Engineering and Labor Services
Ternium contracts with certain companies controlled by San Faustin specialized in supplying engineering services, construction services, labor and supervision services, for civil and electromechanical works, and cleaning, general maintenance and handling of by-products services. Fees accrued for these services amounted to $78.5 million in 2022, $97.7 million in 2021 and $72.9 million in 2020.
Purchase Agency Services and Sales of Materials

Exiros, in which we have 50% share ownership and Tenaris has remaining 50% share ownership, provides to Tecpetrol and other companies controlled by San Faustin with purchase agency services and sales of raw materials and other products. Under the Exiros shareholder arrangements, Ternium recognizes Exiros’ assets, liabilities, revenue and expenses in relation to its interest in the joint operation. Exiros’ sales to companies controlled by San Faustin totalled $27.2 million in 2022, $7.0 million in 2021 and $2.4 million in 2020, of which the Company recognized $13.6 million, $3.5 million and $1.2 million in 2022, 2021 and 2020, respectively.
In addition, Exiros’ raw material sales to Usiminas totalled $113.0 million in 2022, $69.4 million in 2021 and $6.6 million in 2020, of which the Company recognized $56.5 million, $34.7 million and $3.3 million in 2022, 2021 and 2020, respectively.
Sales and Purchases of Other Products and Services
Ternium enters into other transactions with companies controlled by San Faustin from time to time. Relevant transactions were those for the purchase of plant equipment and spare parts, and technical assistance from Tenova and from other related companies, which amounted to $2.2 million in 2022, $5.1 million in 2021 and $36.5 million in 2020.
Administrative Services, Legal and Other Support Services
Finma S.A.I.F., a company controlled by San Faustin in which the Company has a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provided administrative and legal support services to San Faustin’s affiliates in Argentina, including Argentine affiliates of Ternium. Fees accrued for these services amounted to $11.6 million in 2022, $8.0 million in 2021 and $6.0 million in 2020.
Loans to Related Parties
Ternium financed the construction and operation of Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen. Outstanding loans to Techgen amounted to $126.8 million, $127.4 million and $127.4 million as of December 31, 2022, 2021 and 2020, respectively. These loans generated interest gains in favor of Ternium in an amount of $8.3 million in 2022, $6.3 million in 2021 and $7.2 million in 2020. For further information on the Techgen investment, see Item 4. “Information on the Company—C. Organizational Structure—Other investments—Techgen.”
Dividends from Related Parties
Ternium received dividend payments from Usiminas in an amount of $14.5 million in 2022, $81.6 million in 2021 and $6.0 million in 2020.
Other Transactions
In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are considered to be material.
C.    Interest of Experts and Counsel
Not applicable.
Item 8.    Financial Information
A.    Consolidated Statements and Other Financial Information
See Item 18 and pages F-1 through F-84 for Ternium’s consolidated financial statements.
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

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the court of appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for review by the Superior Court of Justice and rejected such appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected such appeal and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. On March 7, 2023, the Superior Court of Justice, by majority vote, rejected CSN’s appeal. Plaintiffs may still appeal against the Superior Court of Justice’s decision. At this time, the Company cannot predict whether CSN will appeal against the decision and, if appealed, the ultimate resolution of the matter.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, the first and second instance court decisions and the March 2023 Superior Court of Justice decision referred to above.

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

On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal was submitted to the CVM’s Board of Commissioners. On April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside. On August 16, 2022, CVM’s Board of Commissioners determined, by unanimous decision, the extinction of the procedure, recognizing that Ternium is not obligated to launch a tender offer as a result of the 2016 capital increase. The CVM decision is final.

Potential Mexican income tax adjustment
In March 2015, as part of a tax audit with respect to fiscal year 2008, the Mexican tax authority (“SAT”) challenged the deduction by Ternium Mexico of a tax loss arising from an intercompany sale of shares in December 2008. In addition, in September 2018, as part of a tax audit for fiscal year 2011, the SAT objected to the deduction by Ternium Mexico of the remainder of the 2008 tax loss. Ternium Mexico requested an injunction from the Mexican courts against the SAT claims and filed its defense and supporting documents with the SAT. After Ternium Mexico obtained an injunction in August 2020, in November 2020 the SAT issued a new preliminary audit report in which it reiterated its objections to the deduction of the 2008 tax loss. In June 2021, the SAT determined income tax adjustments with respect to 2008 and 2011 for amounts currently estimated at approximately $ 64.7 million and $ 31.7 million, respectively. Ternium Mexico appealed the SAT determinations.

More recently, however, Ternium Mexico withdrew its appeals and agreed to provide further information and documentation to the SAT. With all of the above-mentioned information and documentation, the SAT should reduce the 2008 and 2011 tax adjustments downwards to approximately $ 15.5 million and $ 31.7 million, respectively. As a result, the Company recognized a tax provision of $47.2 million in its Consolidated Financial Statements as of December 31, 2022. Should the audits be not ultimately closed by the SAT on the above terms, Ternium Mexico could initiate litigation to challenge the tax adjustments.

Fishermen associations’ claims

Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of $ 24.5 million was recorded at the acquisition date in connection with this matter ($ 4.5 million and $ 8.8 million as of December 31, 2022 and 2021, respectively; the decrease in the provision was mainly due to the favorable outcome for a part of the lawsuits).

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

The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of $ 57.7 million was recorded as of the acquisition date in connection with this matter ($ 34.8 million and $ 32.5 million as of December 31, 2022 and 2021, respectively).

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
The following table shows the dividends approved by the Company’s shareholders in the last five years:

Shareholders’ meeting date	Approved dividend			Dividend payment date
	Amount ($ million)	Per share ($)	Per ADS ($)
May 2, 2018	215.9	0.110	1.10	May 10, 2018
May 6, 2019	235.6	0.120	1.20	May 14, 2019
May 3, 2021	412.2	0.210	2.10	May 11, 2021
May 3, 2022	510.4	0.260	2.60	November 17, 2021* May 11, 2022
* The Company paid an interim dividend of $0.08 per share ($0.80 per ADS), or $157.0 million in the aggregate.

On February 14, 2023, the Company’s board of directors proposed that an annual dividend of $0.27 per share ($2.70 per ADS), or $530.0 million in the aggregate, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 2, 2023. The annual dividend would include an interim dividend of $0.09 per share ($0.90 per ADS), or $176.7 million, paid in November 2022. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $0.18 per share ($1.80 per ADS), or $353.4 million in the aggregate, will be paid on May 10, 2023, with record-date on May 5, 2023.

B.    Significant Changes
New upstream production capacity project

On February 14, 2023, the Company's board of directors approved the construction of a new upstream production capacity project to integrate its operations in the USMCA region. The increased slab production capacity will complement and support the Company’s new state-of-the-art hot rolling mill, which began operations in mid-2021, as well as the previously announced downstream project in Mexico. Ternium expects to invest approximately $2.2 billion toward the construction of an electric arc furnace (EAF)-based steel shop with annual capacity of 2.6 million tons, as well as a direct reduced iron (DRI) module with annual capacity of 2.1 million tons. The slab production capacity program will also include the construction of a port facility for raw material handling. The Company currently expects to commission these facilities in the first half of 2026. The company anticipates the new upstream and ongoing downstream initiatives to add a total of approximately $2.9 billion to Ternium’s capital expenditure over the next four years after 2023. For further information on Ternium’s capital expenditures, see “—B. Business Overview—Capital Expenditure Program.”

Usiminas update

On March 30, 2023, the Company´s subsidiaries, Ternium Investments and Ternium Argentina, together with TenarisConfab, all of which compose the T/T Group within Usiminas control group, entered into a share purchase agreement to acquire from the NSC Group, pro rata to their current participations in the T/T Group, 68.7 million ordinary shares of Usiminas at a price of BRL10 per ordinary share. Pursuant to the transaction, Ternium would pay approximately $111.0 million in cash for 57.7 million ordinary shares, increasing its participation in the Usiminas control group to 51.5% and in the issued and outstanding share capital to 25.1%. Upon the closing of this transaction, the T/T Group will hold an aggregate participation of 61.3% in the control group, with the NSC Group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7.1%, respectively. The transaction is subject to approval by Brazil’s antitrust authorities and will be financed with cash on hand.

At closing, the New SHA will be replaced by a shareholders agreement setting forth a new governance structure for Usiminas. The T/T Group will nominate a majority of the Usiminas board of directors, the chief executive officer and four other members of Usiminas board of officers, and ordinary decisions may be approved with a 55% majority of Usiminas’ control group shares.

At any time after the second anniversary of the closing of the transaction, the T/T Group will have the right to buy the NSC Group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of BRL10 per share and the 40-trading day average price per share immediately prior to the date of exercising the option. In addition, the NSC Group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T Group the opportunity to buy them at the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T Group at BRL10 per share.

For more information on the accounting treatment of this transaction, see note 31 to our consolidated financial statements included in this Annual Report.

Item 9.    The Offer and Listing
A.    Offer and Listing Details
The Company’s ADSs are listed on the NYSE under the symbol “TX.” Trading on the NYSE began on February 1, 2006. As of February 28, 2023, a total of 2,004,743,442 shares were registered in the Company’s shareholder register.
As of February 28, 2023, a total of 429,606,250 shares were registered on behalf of BNY Nominees Limited, related to the Company’s ADR program. On February 28, 2023, the closing price for the Company’s ADSs reported by the NYSE was $42.61.
New York Stock Exchange
As of February 28, 2022, a total of 42,960,625 ADSs were registered of record. Each ADS represents ten shares of the Company’s share capital. For the year ended December 31, 2022, BNY Mellon acted as the Company’s depositary for issuing ADRs evidencing the ADSs.
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

Dividends may be lawfully declared and paid if the Company's net profits and distributable reserves are sufficient under Luxembourg law. The amount and payment of dividends must be approved by a majority vote at a general shareholders’ meeting, generally, but not necessarily, based on the recommendation of the Company’s board of directors. Under Article 21 of the Company’s articles of association, the board of directors has the power to distribute interim dividends out of profits, share premium or any other available reserves, in accordance with applicable law, in particular in accordance with the conditions set forth in article 461-3 of the Luxembourg Company Law. Such dividend payments must be finally approved by the general shareholders’ meeting. On March 17, 2023 the board of directors announced the proposals to be submitted to the consideration of the annual general shareholders’ meeting, including its proposal on dividends.

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

The Company conducts its operations through subsidiaries and, accordingly, its main source of cash to pay dividends among other possible sources, will be the dividends received from its subsidiaries. For further information, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Structure of the Company—The Company's dividend payments depend on the results of operations and financial condition of its subsidiaries and could be affected by legal, contractual or other limitations or tax changes”. These dividend payments will likely depend on the Company's subsidiaries’ results of operations, financial condition, cash and capital requirements, future growth prospects and other factors deemed significant by their respective boards of directors, as well as on any applicable legal restrictions. For further information, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which Ternium Operates—Argentina”.

Under Luxembourg law, claims for dividends will lapse in favor of the Company five years after the date such dividends are declared. However, the Company may elect to pay a declared dividend after such period. Declared and unpaid dividends held by the Company for the account of its shareholders do not bear interest.

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. As of December 31, 2022, the Company’s legal reserve represented 10% of its share capital. The legal reserve is not available for distribution.

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

The next Company’s annual general shareholders’ meeting, that will consider, among other matters, Ternium's 2022 consolidated financial statements and annual accounts, is expected to be held on May 2, 2023.

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

On March 24, 2010, the CMN approved Resolution No. 3,844, adopting a series of measures to consolidate and simplify the Brazilian foreign exchange regulations. These changes were expected to reduce the effective cost of foreign exchange transactions and the related administrative expenses for both the public and private sectors as well as to provide more legal certainty to the parties to such transaction.

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

Argentina

During 2022, the Argentine peso was subject to a depreciation of approximately 42% against the US dollar. From time to time, the Argentine authorities have taken measures to reduce the volatility of the ARS/$ exchange rate and have implemented formal and informal restrictions on capital inflows and outflows.

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

Foreign exchange controls in Argentina limiting the purchase and transfer abroad of foreign currency for saving purposes, restrict Ternium Argentina’s ability to hold excess cash reserves in foreign bank accounts.

In addition, Ternium Argentina has requested the approval of the Argentine Central Bank to make certain payments of services to affiliates abroad and, as of the date of this annual report, no such approval has been granted. Furthermore, in 2022 the Argentine authorities started to limit the import of goods and services of Argentine corporations, including Ternium Argentina and other companies in the steel value chain, by controlling access to the Argentine foreign exchange market.

For more information on our foreign exchange restrictions in Argentina, see note 29 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

As the context of volatility and uncertainty remains in place as of the date of this annual report, additional regulations or restrictions that could be imposed by the Argentine government could further restrict Ternium Argentina’s ability to access the official foreign exchange market, expose Ternium to the risk of losses arising from fluctuations in the ARS/$ exchange rate, or impair Ternium Argentina’s ability to make payments to foreign suppliers or creditors (which could disrupt Ternium Argentina’s operations), pay dividends or royalties abroad, or fund investments or other activities offshore

For additional information regarding factors affecting the Argentine economy, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which Ternium Operates—Argentina.”; for additional information on current foreign exchange restrictions in Argentina, see note 30 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

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

Following the completion of the first phase of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve in its tax balance sheet for an amount of $7.9 billion ($2.9 billion –net of accumulated fiscal losses- remaining at 2022 year-end). Dividend distributions will be charged to the special reserve and therefore should not be subject to Luxembourg withholding tax (up-to- the remaining amount of such special reserve).

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

Capital gains realized by Luxembourg resident individuals holding (alone or together with the resident’s spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company at any time during the five years prior to the sale, (or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and the former holder held at least 10% in the capital of the company at any moment during said five years) will be taxable at half of the individual’s applicable global tax rate (as determined progressively), if a holding period of six months following their acquisition elapsed (21% for 2022). Within the six month period, progressive income tax rates apply (ranging from 0 to 42%* in 2022).

*A 7% surcharge for the Employment Fund applies on the income tax due. The surcharge for the Employment Fund amounts to 9% for taxpayer in tax class 1 or 1a with taxable income exceeding EUR 150,000 (EUR 300,000 for taxpayer in tax class 2).

Luxembourg resident corporate holders

Capital gains, including currency exchange gains realized upon the disposal of shares or ADSs by a fully taxable resident corporate holder, will in principle be subject to Luxembourg corporate income tax and Luxembourg municipal business tax. The combined applicable rate (including an unemployment fund contribution) for a corporate holder established in Luxembourg City is 24.94% for the fiscal year ending 2022. An exemption from such taxes may be available to the Luxembourg resident corporate holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

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

U.S. federal income taxation

This section describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for U.S. federal income tax purposes. This discussion addresses only U.S. federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner of a partnership that holds the shares or ADSs is urged to consult his, her or its own tax advisor.

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

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, if you hold ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to U.S. federal income tax.

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

Taxation of distributions

Under the U.S. federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), other than certain pro-rata distributions of our shares will be treated as a dividend that is subject to U.S. federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income, provided that, in the year that you receive the dividend, we are eligible for the benefits of the Treaty. We believe that we are currently eligible for the benefits of the Treaty and therefore expect that dividends on the shares or ADSs will be qualified dividend income, but there can be no assurance that we will continue to be eligible for the benefits of the Treaty.

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

Subject to certain limitations, the Luxembourg tax withheld in accordance with the Treaty and paid over to Luxembourg will be creditable or deductible against your U.S. federal income tax liability. However, under recently finalized Treasury regulations, it is possible that taxes may not be creditable unless you are eligible for and elect to apply the benefits of the Treaty. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Luxembourg law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability.

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

For the year ended December 31, 2022, BNY Mellon acted as Depositary under the ADS deposit agreement. As long as the deposit agreement remains in effect, the Company will furnish the Depositary with:

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

J.     Annual Report to Security Holders

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

The following tables provide a breakdown of Ternium’s debt instruments as of December 31, 2022, by type of interest rate fixing mechanism and year of maturity. The following information should be read together with note 28 “Financial Risk Management” to the consolidated financial statements included in this annual report.

At December 31, 2022	Expected maturity in the year ending December 31,
In $ million	2023	2024	2025	Total
Non-current Debt
Floating Rate		523	10	533

Current Debt
Fixed Rate	295	—	—	295
Floating Rate	204	—	—	204

Total (1) (2)	499	523	10	1,032

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

The weighted average interest rate of Ternium’s debt was 6.21% at December 31, 2022. This figure incorporates instruments denominated mainly in U.S. dollars, does not include the effect of derivative financial instruments nor the fluctuation of local currencies and was calculated using the rates set for each instrument in its corresponding currency and weighted using the US dollar-equivalent outstanding principal amount of said instruments as of December 31, 2022.

Total Debt by Currency as of December 31, 2022

$ million
U.S. dollar ($)	882
Colombian Peso (COP)	132
Other	18

Total	1,032

Interest Rate Exposure Risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings with floating rates expose the Company to the risk of increased interest expense in the event of higher market interest rates, while borrowings with fixed rates expose the Company to variations in the instruments’ fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear floating-rate interest. Ternium’s total floating interest rate debt amounted to $736.8 million (71% of total borrowings) for the year ended December 31, 2022. Non of this debt is fixed through swaps.

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

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2022.

U.S. dollars exposure to:	$ million
E.U. euro (EUR)	(29)
Argentine peso (ARS)	(22)
Mexican peso (MXN)	(260)
Brazilian real (BRL)	39
Colombian peso (COP)	(94)
Other currencies	(2)

We estimate that for each 1% depreciation of the Mexican peso against the U.S. dollar, we would have incurred a pre-tax gain of $2.6 million and $12.5 million for the years 2022 and 2021, respectively; We estimate that for each 1% depreciation of the Argentine peso against the U.S. dollar, we would have incurred a pre-tax gain of $0.2 million and a pre-tax loss of $3.2 million for the years 2022 and 2021, respectively; for each 1% depreciation of the Brazilian real against the U.S. dollar, we would have incurred a pre-tax loss of $0.4 million and $0.5 million for the years 2022 and 2021, respectively; and for each 1% depreciation of the Colombian peso against the U.S. dollar, we would have incurred a pre-tax gain of $0.9 and $0.5 million for the years 2022 and 2021, respectively.

We estimate that for each 1% simultaneous depreciation of the Mexican peso, Argentine peso, Brazilian real and Colombian peso against the U.S. dollar with all other variables held constant, total pre-tax income for 2022 would have been $3.3 million higher ($9.4 million higher for 2021), as a result of net foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly cash, trade receivables, trade payables, tax credits and liabilities, lease liabilities, borrowings and other liabilities.

Considering the same variation of the currencies against the U.S. dollar of all net investments in non-U.S. dollar operations in 2022 (which amounted to $725.7 million), the currency translation adjustment included in total equity would have been $7.2 million lower, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2022.

Foreign Exchange Derivative Contracts

During 2022, 2021 and 2020, Ternium Argentina entered into non-deliverable forward agreements in order to manage the exposure resulting from financial assets and liabilities denominated in Argentine pesos. As of December 31, 2022, there were no outstanding agreements.

During 2022, 2021 and 2020, Ternium Colombia entered into non-deliverable forward agreements to manage the exposure of certain actual and future trade receivables denominated in Colombian pesos. As of December 31, 2022, the notional amount on these agreements amounted to $90.6 million.

During 2022, 2021 and 2020, Ternium Mexico entered into forward agreements in order to manage the exposure resulting from certain commitments denominated in E.U. euros related to its investment plan in Pesquería and other standard liabilities in E.U. euros. As of December 31, 2022, the aggregate notional amount on these agreements amounted to $28.5 million. Also, during 2022 Ternium Mexico entered into non-deliverable forward agreements to manage the exposure of certain tax credits denominated in Mexican pesos. As of December 31, 2022, the notional amount on these agreements amounted to $120.0 million.

During 2021 and 2020, Ternium Investments entered into several forward agreements in order to manage the exchange rate exposure generated by the consolidated financial position in E.U. euros. As of December 31, 2022, there were no outstanding agreements. Also, during 2021 and 2020, Ternium Investments entered into non-deliverable forward agreements to manage the exchange rate exposure generated by actual and future trade receivables denominated in Colombian pesos related to the commissioning of the plant and the business of its subsidiary, Ternium del Atlántico. As of December 31, 2021, there were no outstanding agreements.

The consolidated net fair value of these exchange rate derivative contracts as of December 31, 2022, was $0.2 million. For further information on our foreign exchange contracts see note 21(b) to the consolidated financial statements included in this annual report.

Commodities Exposure Risk

In the ordinary course of its operations, Ternium’s subsidiaries purchase raw materials such as iron ore and coal, slabs, and other commodities, including electricity and natural gas. Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies.

During 2022, Ternium Mexico entered into swap agreements to manage the impact of the zinc price fluctuation. As of December 31, 2022, the notional amount on these agreements amounted to $5.8 million. During 2021 and 2020, Ternium did not hedge any commodity position.

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

Fees payable by the Depositary to the Company

Fees paid in 2022. In 2022, the Company received no fees from BNY Mellon in connection with the Company's ADS Program.

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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.
Item 15. Controls and Procedures
    Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2022). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

On February 14, 2023, management reported to the audit committee that management had conducted its assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2022, and that, based on management’s evaluation and considering the inherent limitations to the effectiveness of any internal control system, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2022.

The effectiveness of Ternium’s internal control over financial reporting as of December 31, 2022 has been audited by PwC Luxembourg, as stated in their report included herein. See “Attestation Report of Registered Public Accounting Firm.”

Attestation Report of Registered Public Accounting Firm

See page F-1 of the audited consolidated financial statements included in this annual report.

Change in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2022 and 2021, PwC Luxembourg served as the principal external auditor for the Company. Fees paid to PwC Luxembourg and other PwC member firms for the years ended December 31, 2022 and December, 2021 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2022	2021
Audit fees	3,681	3,157
Audit-related fees	272	78
All other fees	38	6

Total	3,991	3,241

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

During 2022, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

 Not applicable.

PART III
Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements

See pages F-1 through F-86 of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	Consolidated Articles of Association of Ternium S.A., dated as of June 5, 2020*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

2.2	Description of securities

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***

4.3	Shareholders Agreement, dated April 10, 2018, between Nippon Steel & Sumitomo Metal Corporation, Nippon Usiminas Co., Ltd., Ternium Investments S.à r.l., Confab Industrial S.A., Prosid Investments S.A., Ternium Argentina S.A., Previdência Usiminas, Metal One Corporation and Mitsubishi Corporation do Brasil S.A. ****

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Statement explaining alternative performance measures

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on March 30, 2022 (File No. 001-32734 22787307).

**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

***	Incorporated by reference to the Registration Statement on Form F-1, filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on April 24, 2018 (File No. 001-32734 18771303).

TERNIUM S.A.
Consolidated Financial Statements
as of December 31, 2022 and 2021 and
for the years ended on December 31, 2022, 2021 and 2020
26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Ternium S.A.
____________________________________________________________________________________

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ternium S.A. and its subsidiaries (the “Company”) as of 31 December 2022 and 2021, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended 31 December 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of the investment in non-consolidated companies - Usiminas

As described in Notes 3 (f) and 13 to the consolidated financial statements, the balance of the Company’s investment in Usiminas was USD 725.7 million as of 31 December 2022. Investments in non-consolidated companies are reviewed for impairment by management whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the investment's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs of disposal and the value in use. In the third quarter of 2022, the Company concluded that due to the negative effect of the macroeconomic situation and the lower production availability of Usiminas’ coke facilities, a triggering event existed for the investment in Usiminas as of 30 September 2022. The third quarter impairment assessment resulted in impairment charge of USD
120.4 million. As of 31 December 2022, no new impairment triggers were identified by Management. The value in use is determined by management using a discounted cash flow model. Management’s cash flows projections included significant judgement and assumptions related to the gross domestic product growth rates and their correlation with steel demand and, changes in the growth rate for the perpetuity rate, steel prices, certain significant raw material costs and discount rates.

The principal considerations for our determination that performing procedures relating to the impairment assessment of the investment in Usiminas is a critical audit matter are (i) the significant judgment by management when developing the value in use; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the gross domestic product growth rates and their correlation with steel demand and, changes in the growth rate for the perpetuity rate, steel prices, certain significant raw material costs and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of the investment in non- consolidated companies, including controls over the valuation of the Company’s investment in Usiminas. These procedures also included, among others (i) testing management’s process for developing the estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the gross domestic product growth rates and their correlation with steel demand and, changes in the growth rate for the perpetuity rate, steel prices, certain significant raw material costs and discount rates. Evaluating management’s assumptions related to the gross domestic product growth rates and their correlation with steel demand and, changes in the growth rate for the perpetuity rate, steel prices, certain significant raw material costs and discount rates, involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Usiminas’ investment; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

Long-lived assets impairment assessment - Brazil cash generating unit

As described in Notes 3 (f), 11 and 12 to the consolidated financial statements, the Company consolidated property, plant and equipment and intangible assets as of 31 December 2022 were USD

6,262 million and USD 944 million, respectively. The property, plant and equipment and intangible assets are reviewed for impairment by management whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the cash generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the cash generating unit’s fair value less costs of disposal and the value in use. In the last quarter of 2022, the Company concluded that due to the volatility of macroeconomic indicators and the decrease in the sales margin per ton, a triggering event existed for the property, plant and equipment and intangible assets in the Brazil cash generating unit as of 31 December 2022. The last quarter impairment assessment resulted in impairment charge of USD 99 million. The value in use is determined by management using a discounted cash flow model. Management’s cash flows projections included significant judgement and assumptions related to the gross domestic product growth rates and their correlation with steel demand and, changes in the growth rate for the perpetuity rate, steel prices, certain significant raw material costs and discount rates.

The principal considerations for our determination that performing procedures relating to the property, plant and equipment and intangible assets impairment assessment of the Brazil cash generating unit is a critical audit matter are (i) the significant judgment by management when developing the value in use; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the gross domestic product growth rates and their correlation with steel demand and, changes in the growth rate for the perpetuity rate, steel prices, certain significant raw material costs and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of the property, plant and equipment and intangible assets, including controls over the valuation of the Brazil cash generating unit. These procedures also included, among others (i) testing management’s process for developing the estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the gross domestic product growth rates and their correlation with steel demand and, changes in the growth rate for the perpetuity rate, steel prices, certain significant raw material costs and discount rates. Evaluating management’s assumptions related to the gross domestic product growth rates and their correlation with steel demand and, changes in the growth rate for the perpetuity rate, steel prices, certain significant raw material costs and discount rates, involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Brazil cash generating unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

PricewaterhouseCoopers, Société coopérative                  Luxembourg, 30 March 2023
Represented by

Magalie Cormier

We have served as the Company’s auditor since 2011.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (All amounts in $ thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2022	2021	2020

Net sales	4	16,414,466	16,090,744	8,735,435
Cost of sales	5	(12,487,282)	(9,895,070)	(7,099,923)

Gross profit		3,927,184	6,195,674	1,635,512

Selling, general and administrative expenses	6	(1,143,646)	(950,124)	(762,882)
Other operating (expense) income, net	8	(84,019)	25,586	206,843

Operating income		2,699,519	5,271,136	1,079,473

Finance expense	9	(46,737)	(26,997)	(46,644)
Finance income	9	75,145	62,912	49,421
Other financial (expenses) income, net	9	(98,541)	56,547	19,554
Equity in earnings of non-consolidated companies	13	37,114	400,732	57,555

Profit before income tax expense		2,666,500	5,764,330	1,159,359

Income tax expense	10	(573,728)	(1,397,139)	(291,488)

Profit for the year		2,092,772	4,367,191	867,871

Attributable to:
Owners of the parent		1,767,516	3,825,068	778,468
Non-controlling interest		325,256	542,123	89,403

Profit for the year		2,092,772	4,367,191	867,871

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the owners of the parent (expressed in $ per share)		0.90	1.95	0.40

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (All amounts in $ thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2022	2021	2020

Profit for the year	2,092,772	4,367,191	867,871

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	1,253	(484)	160
Currency translation adjustment from participation in non-consolidated companies	41,455	(39,997)	(109,079)
Changes in the fair value of financial instruments at fair value through other comprehensive income	29,121	960	(3,100)
Income tax related to financial instruments at fair value	(11,045)	(299)	1,230
Changes in the fair value of derivatives classified as cash flow hedges	60	278	(266)
Income tax relating to cash flow hedges	(20)	(83)	80
Other comprehensive income items	1,705	—	(966)
Other comprehensive income items from participation in non-consolidated companies	159	(106)	400
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	24,567	46,777	(36,907)
Income tax relating to remeasurement of post employment benefit obligations	(6,994)	(13,965)	10,790
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	6,862	1,662	15,081

Other comprehensive income (loss) for the year, net of tax	87,123	(5,257)	(122,577)

Total comprehensive income for the year	2,179,895	4,361,934	745,294

Attributable to:
Owners of the parent	1,841,194	3,818,185	666,667
Non-controlling interest	338,701	543,749	78,627

Total comprehensive income for the year	2,179,895	4,361,934	745,294
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (All amounts in $ thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2022		December 31, 2021

ASSETS

Non-current assets
Property, plant and equipment, net	11	6,261,887		6,431,578
Intangible assets, net	12	944,409		902,256
Investments in non-consolidated companies	13	821,571		751,475
Other investments	17	100,716		67,277
Deferred tax assets	19	200,237		160,745
Receivables, net	14	318,690		177,803
Trade receivables, net	15	—	8,647,510	229	8,491,363

Current assets
Receivables, net	14	662,762		357,705
Derivative financial instruments	21	227		4,353
Inventories, net	16	3,470,215		3,908,305
Trade receivables, net	15	1,180,689		1,767,196
Other investments	17	1,875,026		1,290,459
Cash and cash equivalents	17	1,653,355	8,842,274	1,276,605	8,604,623

Assets classified as held for sale			1,764		1,921

			8,844,038		8,606,544

Total Assets			17,491,548		17,097,907

EQUITY
Capital and reserves attributable to the owners of the parent			11,845,959		10,535,019

Non-controlling interest			1,922,434		1,700,019

Total Equity			13,768,393		12,235,038

LIABILITIES

Non-current liabilities
Provisions	18	81,422		83,299
Deferred tax liabilities	19	162,742		186,216
Other liabilities	20	538,214		506,886
Trade payables		1,112		989
Lease liabilities	22	190,134		215,250
Borrowings	23	532,701	1,506,325	656,465	1,649,105

Current liabilities
Current income tax liabilities		135,703		873,759
Other liabilities	20	344,843		345,123
Trade payables		1,187,600		1,126,049
Derivative financial instruments	21	505		1,889
Lease liabilities	22	49,015		44,371
Borrowings	23	499,164	2,216,830	822,573	3,213,764

Total Liabilities			3,723,155		4,862,869

Total Equity and Liabilities			17,491,548		17,097,907
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2022	2,004,743	(150,000)	(23,295)	1,360,637	(2,324,866)	(2,898,593)	12,566,393	10,535,019	1,700,019	12,235,038

Profit for the year							1,767,516	1,767,516	325,256	2,092,772
Other comprehensive income (loss) for the period
Currency translation adjustment						39,525		39,525	3,183	42,708
Remeasurement of post employment benefit obligations				21,864				21,864	2,571	24,435
Cash flow hedges and others, net of tax				20				20	20	40
Others (5)				12,269				12,269	7,671	19,940

Total comprehensive income (loss) for the year	—	—	—	34,153	—	39,525	1,767,516	1,841,194	338,701	2,179,895

Dividends paid in cash (6)							(530,031)	(530,031)	—	(530,031)
Dividends paid in kind to non-controlling interest								—	(112,293)	(112,293)
Acquisition of non-controlling interest (7)				(223)				(223)	(3,993)	(4,216)

Balance as of December 31, 2022	2,004,743	(150,000)	(23,295)	1,394,567	(2,324,866)	(2,859,068)	13,803,878	11,845,959	1,922,434	13,768,393

(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2022, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2022, the Company held 41,666,666 shares as treasury shares.
(3) Include mainly legal reserve under Luxembourg law for $200.5 million, undistributable reserves under Luxembourg law for $1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $(72.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.
(6) Represents $0.27 per share ($2.70 per ADS). Related to the dividends distributed on May 3 and on November 2, 2022, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $11.2 million were included in equity as deduction of dividend paid.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (All amounts in $ thousands)

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (All amounts in $ thousands)

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
(5) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (All amounts in $ thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2022	2021	2020

Cash flows from operating activities
Profit for the year		2,092,772	4,367,191	867,871
Adjustments for:
Depreciation and amortization	11 & 12	616,492	591,790	631,051
Impairment charge	3 (f), 8 & 11	99,000	—	—
Income tax accruals less payments	26 (b)	(1,195,561)	578,285	66,561
Equity in earnings of non-consolidated companies	13	(37,114)	(400,732)	(57,555)
Interest accruals less payments/receipts, net	26 (b)	(24,795)	5,901	6,991
ICMS provision recovery, net of reversal of related asset	8 & 24 (i)(g)	—	—	(186,010)
Changes in provisions	18	(1,069)	11,761	623
Changes in working capital (1)	26 (b)	1,152,498	(2,617,789)	352,795
Net foreign exchange results and others		50,720	140,908	78,919

Net cash provided by operating activities		2,752,943	2,677,315	1,761,246

Cash flows from investing activities
Capital expenditures	11 & 12	(580,553)	(523,610)	(560,013)
Increase in other investments	17	(770,638)	(579,010)	(600,884)
Proceeds from the sale of property, plant and equipment		1,912	1,752	1,044
Dividends received from non-consolidated companies		28,884	56,275	—
Acquisition of non-controlling interest		(4,216)	(757)	(17,014)

Net cash used in investing activities		(1,324,611)	(1,045,350)	(1,176,867)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(530,031)	(569,292)	—
Finance lease payments		(49,410)	(45,604)	(42,144)
Proceeds from borrowings		285,908	246,046	245,668
Repayments of borrowings		(722,644)	(485,526)	(709,778)

Net cash used in financing activities		(1,016,177)	(854,376)	(506,254)

Increase in cash and cash equivalents		412,155	777,589	78,125

Movement in cash and cash equivalents
At January 1,		1,276,605	537,882	519,965
Effect of exchange rate changes		(35,405)	(38,866)	(60,208)
Increase in cash and cash equivalents		412,155	777,589	78,125

Cash and cash equivalents at December 31, (2)		1,653,355	1,276,605	537,882

Non-cash transactions:
Dividends paid in kind to non-controlling interest		(112,293)	—	—
Acquisition of PP&E under lease contract agreements		13,961	13,758	6,101

(1) The working capital is impacted by non-cash movement of $ 24.9 million as of December 31, 2022 ($(12.5) million and $(18.0) million as of December 31, 2021 and 2020, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.
(2) It includes restricted cash of $30, $58 and $54 as of December 31, 2022, 2021 and 2020, respectively. In addition, the Company had other investments with a maturity of more than three months for $1,975,490, $1,357,484 and $816,157 as of December 31, 2022, 2021 and 2020, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Notes to the Consolidated Financial Statements
1.    GENERAL INFORMATION
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2022, there were 2,004,743,442 shares issued. All issued shares are fully paid.
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

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2022 and 2021, this special tax reserve amounted to $5.2 billion and $5.8 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
2.    BASIS OF PRESENTATION
a)    Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2023), as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“$”), except otherwise indicated.
These Consolidated financial statements fairly present the consolidated equity and consolidated financial situation of Ternium as of December 31, 2022 and 2021, and the consolidated results of its operations, the Changes in the Consolidated Statement of Comprehensive Income, the Changes in Consolidated Net Equity and the Consolidated Cash Flows of Ternium for the years ended December 31, 2022, 2021 and 2020.
Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.
These consolidated financial statements have been prepared under the historical cost convention and certain financial assets and financial liabilities (including derivative instruments) are at fair value through profit or loss.
These consolidated financial statements have been approved for issue by the Board of Directors on February 14, 2023. The Directors have the power to amend and reissue the consolidated financial statements.
Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
2.    BASIS OF PRESENTATION (continued)
.

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2022	2021	2020

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L. (1)	Spain	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Solutions S.A. (1)	Uruguay	Other services	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (1)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (2)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Argentina S.A. (3)	Argentina	Manufacturing and selling of flat steel products	62.57%	62.49%	62.46%
Prosid Investments S.A. (4)	Uruguay	Holding	62.58%	62.49%	62.46%
Ternium Mexico S.A. de C.V. (5)	Mexico	Manufacturing and selling of steel products	89.25%	89.22%	89.21%
Las Encinas S.A. de C.V. (6)	Mexico	Exploration, exploitation and pelletizing of iron ore	89.25%	89.22%	89.21%
Ferropak Comercial S.A. de C.V. (6)	Mexico	Scrap services company	89.25%	89.22%	89.21%
Transamerica E. & I. Trading Corp. (6)	USA	Scrap services company	89.25%	89.22%	89.21%
Galvacer Chile S.A. (6)	Chile	Distributing company	89.25%	89.22%	89.21%
Ternium Gas México S.A. de C.V. (7)	Mexico	Energy services company	89.25%	89.22%	89.21%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.62%	44.61%	44.61%
Exiros B.V. (8)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (9)	Mexico	Medical and Social Services	66.49%	66.47%	66.47%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.92%	99.92%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Internacional Guatemala S.A. (10)	Guatemala	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Colombia S.A.S. (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Cauca S.A.S. (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Atlántico S.A.S (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (11)	Uruguay	Marketing of steel products and procurement services	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (11)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Brasil Ltda. (12)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Tenigal S. de R.L. de C.V. (13)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Soluciones Integrales de Gestión S.A. (14)	Argentina	Other services	100.00%	100.00%	100.00%
Ternium Participaçoes S.A. em liquidaçao (14)	Brazil	Holding	100.00%	100.00%	100.00%
Vientos de Olavarría S.A. (15)	Argentina	Renewable energy project	62.57%	—	—
Ternium Siderúrgica de Caldas S.A.S. (16)	Colombia	Manufacturing and selling of steel products	—	100.00%	100.00%
Impeco S.A. (17)	Argentina	Manufacturing of pipe products	—	62.49%	62.49%
Hylsa S.A. de C.V. (18)	Mexico	Manufacturing and selling of steel products	—	—	89.21%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2022	2021	2020

Técnica Industrial S.A. de C.V. (18)	Mexico	Services	—	—	89.21%
Peña Colorada Servicios S.A. de C.V. (19)	Mexico	Services	—	—	44.61%
Ternium Treasury Services S.A. (20)	Uruguay	Financial Services	—	—	100.00%
(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(2) Since the second quarter of 2021, indirectly through Ternium Internacional España S.L. Total voting rights held 100.00%. Before that, indirectly through Ternium Investments S.à.r.l. total voting rights were 100.00% in 2020.
(3) Indirectly through Ternium Internacional España S.L. Total voting rights held 62.57%.
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
(9) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.
(10) Indirectly through Ternium Internacional España S.L. and Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(11) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(12) Since the second quarter of 2020, indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%. Before that, indirectly through Ternium Investments S.à r.l..
(13) Indirectly through Ternium Internacional España S.L. Total voting rights held: 51.00%.
(14) Indirectly through Ternium Investments S.à r.l. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(15) Indirectly through Ternium Argentina S.A. Total voting rights held 100.00%.
(16) This company was merged into Ternium Colombia S.A.S as of November 30, 2022.
(17) This company was dissolved as of February 16, 2022.
(18) This company was merged into Ternium Mexico S.A. de C.V. as of August 9, 2021.
(19) This company was merged into Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. as of July 6, 2021.
(20) This company was dissolved as of April 12, 2021.

The most important non-controlling interest is related to the investment in Ternium Argentina S.A., which is a company listed in the Buenos Aires Stock Exchange (see note 29). All the information related to this investment could be found in the Buenos Aires Stock Exchange webpage.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES

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

The Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net identifiable assets.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
(2)    Subsidiary companies
The results and financial position of all the group entities (except for the ones which operated in a hyperinflationary economy, if any) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
– Fair value through other comprehensive income (“FVOCI”): financial instruments that are held for collection of contractual cash flows and for selling the financial instruments, where the instruments’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue or expense and foreign exchange gains and losses which are recognized in profit or loss. When the financial instrument is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses), except for equity instruments, for which there is no reclassification from OCI to profit or loss. Interest income or expense from these financial instruments is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2022, 2021 and 2020.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand U.S. dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.
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
Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract, as follows:
Land                1-32 years
Buildings and facilities        1-27 years
Machinery            1-15 years
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2022, 2021 and 2020, is approximately 12%, 7% and 4% per year, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
Exploration costs are tested for impairment whenever there are indicators that impairment exists. Indicators of impairment include, but are not limited to:
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
(4)    Goodwill
Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IAS 36, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.
Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested. The impairment losses on goodwill cannot be reversed.
As of December 31, 2022 and 2021, the carrying amount of goodwill allocated to the Mexico CGUs was $662.3 million, of which $619.8 million corresponds to Steel Mexico CGU and $42.5 million to Mining Mexico CGU.
(5)    Research and development
Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2022, 2021 and 2020 totaled $16.3 million, $9.8 million and $8.3 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the higher of the CGU’s fair value less costs to sell and its value in use. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.
Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Significant assumptions considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, changes in the growth rate for the perpetuity rate, changes in steel prices, changes in certain significant raw material costs and changes in discount rates.
Ternium uses, for the steel segment impairment tests, cash flow projections over a five-year period based on past performance and expectations of market development; for the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity. The growth rate used for the perpetuity rate is of 2.18%. This rate does not exceed the average long-term growth rate for the relevant markets. In the case of Mining Mexico CGU, cash flow projections are prepared until the mines are fully depleted and are based on past performance and expectations of market development.

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)
Considering the economic situation in Argentina, the increase in the inflation rates, the devaluation of the Argentine peso and a weaker industrial environment as of June 30, 2020, the Company decided to assess the recoverability of its investments in Argentina, resulting in no impairment charges to be recognized. As of June 30, 2020, the post-tax discount rate used to test the investment in Argentine subsidiaries for impairment was 14.3%. As of December 31, 2022 and 2021, no new impairment triggers were detected in this CGU and, consequently, no impairment test was prepared.

In the case of the Steel Mexico CGU, considering the volatility of macroeconomic indicators, the decrease in the sales margin per ton, the increase in raw material costs mainly iron ore and slabs, along with the expectations of higher costs in the upcoming years, partially offset by the increase in steel prices, and the increase in the discount rate, the Company decided to assess the recoverability of its investments in the Steel Mexico CGU, resulting in no impairment charges to be recognized. Also, in the case of the Mining Mexico CGU, considering the decrease in the sales margin per ton, the decrease in the operating income before depreciation and amortization margin and the increase in the interest rate, the Company decided to assess the recoverability of its investments in the Mining Mexico CGU, resulting in no impairment charges to be recognized. As of December 31, 2022, the post-tax discount rate used to test the recoverability of the investments in the Steel and Mining Mexico CGUs for impairment was 11.28% (as of December 31, 2021, 9.93%). Based on the information currently available, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the Mexico CGUs.

Considering the economic situation in Brazil as of June 30, 2020, the Company decided to assess the recoverability of its investments in the Brazil CGU, resulting in no impairment charges to be recognized. The Brazil CGU comprises the manufacturing operations and assets related to a production plant located in Rio de Janeiro, Brazil. As of June 30, 2020, the post-tax discount rate used to test the investment in the Brazil CGU for impairment was 10.3%. As of December 31, 2021, no new impairment triggers were detected in this CGU and, consequently, no impairment test was prepared. As of December 31, 2022, considering the volatility of macroeconomic indicators, the decrease in the sales margin per ton, the increase in raw material costs mainly iron ore and hard coking coal, along with the expectations of higher costs in the upcoming years, partially offset by the increase in steel prices, and the increase in the interest rate, the Company decided to assess the recoverability of its investment in the Brazil CGU, resulting in the recognition of an impairment charge. As the Brazil CGU does not have any recorded goodwill, this impairment charge needs to be allocated to the other assets of the CGU on the basis of the carrying amount of each asset in the CGU. Management decided to record this impairment charge of $ 99.0 million over the property, plant and equipment. After recognizing this impairment charge, the recoverable value of the Brazil CGU was of $ 1,841 million. This impairment charge impacted the Steel segment. The post-tax discount rate to test the recoverability of the investment in the Brazil CGU as of December 31, 2022, was 11.91%. The Company estimates that a decrease of -0.5% in the discount rate, an increase of 5.0% in steel sales volumes and an increase of 5.0% in the operating income before amortization and depreciation per ton would have resulted in an increase of 29.3% in the value-in-use, and an increase of 0.5% in the discount rate, a decrease of -5.0% in steel sales volumes and a decrease of -5.0% in the operating income before amortization and depreciation per ton would have resulted in a decrease of -28.8% in the value-in-use.

During the years 2022, 2021 and 2020, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill) in the Company's CGUs.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

3.    ACCOUNTING POLICIES (continued)
In connection with investments in non-consolidated companies, as of September 30, 2022, the Company wrote down its investment in Usiminas by $ 120.4 million. The impairment was mainly due to the lower production availability of Usiminas’ coke facilities, which need further capital investment, along with a worsened global macroeconomic situation that derived in the increase of discount rates used for the calculation of value-in-use. As of September 30, 2022, the post-tax discount rate used to test the investment in Usiminas for impairment was 13.5%. The Company estimates that a decrease of -1.0% in the discount rate, an increase of 0.5% in gross domestic product and an increase of 5.0% in the steel, iron ore and hard coking coal prices would have resulted in an increase of 25.5% in the value-in-use, and an increase of 1.0% in the discount rate, a decrease of -0.5% in gross domestic product and a decrease of -5% in the steel, iron ore and hard coking coal prices would have resulted in a decrease of -17.1% in the value-in-use. As of December 31, 2022, no new impairment triggers were detected over this investment and, consequently, no impairment test was prepared.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)
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
The carrying value of assets classified as held for sale, at December 31, 2022 and 2021 totals $1.8 million and $1.9 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.
(l)     Borrowings
Borrowings are recognized initially for an amount equal to the net proceeds received. In subsequent periods, borrowings are stated at amortized cost following the effective interest method.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)
(m)    Lease liabilities
The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:
–Fixed payments, less any lease incentives receivable;
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

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
As of December 31, 2022 and 2021, the outstanding liability corresponding to the Program amounts to $79.8 million and $67.7 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2022 and 2021, is $88.6 million and $72.1 million, respectively.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
The amount of borrowing costs that Ternium capitalized during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2022, 2021 and 2020, the capitalized borrowing costs were of $0.4 million, $6.3 million and $13.1 million, respectively.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2022 and 2021, the effective portion of designated cash flow hedges (net of taxes) amounted to nil and $(0.04) million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 26 (a)).
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)
Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 3(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The post tax discount rate used at December 31, 2022 was 11.28% and no impairment charge resulted from the impairment test performed. See notes 3(f) and 3(e)(4).
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
(3)    Loss contingencies
Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, uncertain tax positions, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to $81.4 million and $83.3 million as of December 31, 2022 and 2021, respectively.

(4)    Useful lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
    ACCOUNTING POLICIES (continued)
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

(5)    Post-employment obligation estimates
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

(cc) Climate Change

Ternium is committed to the UN Global Compact Initiative, its sustainable development goals, and the world's efforts to address Climate Change.

The Company is determined to find ways to reduce the carbon footprint of its operations and the steel value chain. In February 2021, Ternium announced a medium-term target to reduce its carbon dioxide emissions intensity rate by 20% in 2030, compared to its 2018 base rate of 1.7 tons of carbon dioxide per ton of steel. The Company’s strategy to achieve this 2030 reduction target consists of a multi-faceted approach that includes increasing the use of renewable energy and the development of energy efficiency strategies, increasing the participation of scrap in the metallic mix, improving the carbon capture capacity at its Direct Reduction Iron (“DRI”) facilities, replacing coking coal with charcoal and prioritizing lower specific-emission steelmaking technologies.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)
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

Given that Ternium’s climate-change-related decarbonization plans span over many years and are subject to significant uncertainty as described above, they have not been included as part of the assumptions used to calculate future cash flows of the recoverable amount of the company’s CGUs, except for those plans that are already approved or in process. Estimates and assumptions related to the impairment test over long-lived assets and goodwill, useful lives of assets, capital and research and development expenditures, inventory valuation, recovery of deferred tax assets and provisions, and contingent liabilities are based on available information and government regulations in place as of December 31, 2022, as well as on the company’s already approved or in process investment plans.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
4.    SEGMENT INFORMATION
The Company is organized in two operating segments: Steel and Mining.
The Steel segment includes the sales of steel products, which comprises mainly slabs, hot and cold rolled products, coated products, roll-formed and tubular products, billets, bars and other products.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest.

Ternium’s Chief Executive Officer (“CEO”) functions as the Company’s Chief Operating Decision Maker (“CODM”). The various geographic regions operate as an integrated steel producer. The CEO allocates resources and assesses performance of the Steel Segment as an integrated business and of the Mining Segment. The CEO uses “Operating income – Management view” as per the below table as the performance measure which differs from operating income determined in accordance with IFRS principally as follows:

•The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
•The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
•Other non-significant differences.

	Year ended December 31, 2022
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	2,556,949	3,716	10,500	2,571,165
Reconciliation:
Differences in Cost of sales				128,354

Operating income - Under IFRS				2,699,519

Financial income (expense), net				(70,133)
Equity in earnings (losses) of non-consolidated companies				37,114

Income before income tax expense - IFRS				2,666,500

Net sales from external customers	16,414,334	132	—	16,414,466
Net sales from transactions with other operating segments of the same entity		410,636	(410,636)	—
Depreciation and amortization	(523,818)	(92,674)	—	(616,492)

	Year ended December 31, 2021
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	4,210,135	204,070	1,586	4,415,791
Reconciliation:
Differences in Cost of sales				855,345

Operating income - Under IFRS				5,271,136

Financial income (expense), net				92,462
Equity in earnings (losses) of non-consolidated companies				400,732

Income before income tax expense - IFRS				5,764,330

Net sales from external customers	16,043,033	47,711	—	16,090,744
Net sales from transactions with other operating segments of the same entity		478,559	(478,559)	—
Depreciation and amortization	(528,144)	(63,646)	—	(591,790)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
4.    SEGMENT INFORMATION (continued)

	Year ended December 31, 2020
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	1,046,623	101,937	689	1,149,249
Reconciliation:
Differences in Cost of sales				(69,776)

Operating income - Under IFRS				1,079,473

Financial income (expense), net				22,331
Equity in earnings (losses) of non-consolidated companies				57,555

Income before income tax expense - IFRS				1,159,359

Net sales from external customers	8,679,513	55,922	—	8,735,435
Net sales from transactions with other operating segments of the same entity		334,619	(334,619)	—
Depreciation and amortization	(580,807)	(50,244)	—	(631,051)
Information on segment assets is not disclosed as it is not reviewed by the CEO.
GEOGRAPHICAL INFORMATION
The Company has no revenues attributable to the Company’s country of incorporation (Luxembourg) in 2022. In 2021 and 2020 the Company had revenues attributable to Luxembourg related to a contract acquired as part of the acquisition of the participation in Ternium Brasil Ltda.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2022
	Mexico	Southern region	Brazil and Other markets (1)	Total

Net sales	8,949,104	3,853,390	3,611,972	16,414,466

Non-current assets (2)	4,769,161	859,351	1,577,784	7,206,296

	Year ended December 31, 2021
	Mexico	Southern region	Brazil and Other markets	Total

Net sales	8,990,868	3,377,596	3,722,280	16,090,744

Non-current assets (2)	4,789,273	861,149	1,683,412	7,333,834

	Year ended December 31, 2020
	Mexico	Southern region	Brazil and Other markets	Total

Net sales	4,660,278	1,762,785	2,312,372	8,735,435

Non-current assets (2)	4,726,342	919,490	1,767,432	7,413,264
(1)The non-current assets value includes the impact of the impairment charge of $ 99.0 million recognized in the Brazil CGU.
(2) Includes Property, plant and equipment and Intangible assets.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
4.    SEGMENT INFORMATION (continued)
REVENUES BY PRODUCT

	Year ended December 31,
	2022	2021	2020

Slabs	640,231	1,304,437	1,047,311
Hot rolled (1)	6,991,466	6,356,576	2,880,055
Cold rolled	1,951,702	1,990,143	1,101,963
Coated (2)	5,704,765	5,303,394	3,015,132
Roll-formed and tubular (3)	660,829	659,609	413,337
Billets, round bars and others	142,512	167,138	3,632
Other products (4)	322,961	309,447	274,005

TOTAL SALES	16,414,466	16,090,744	8,735,435
(1) Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(2) Coated includes tin plate and galvanized products.
(3) Roll-formed and tubular includes pre-engineered metal building systems, tubes, beams, insulated panels, roofing and cladding, roof tiles, and steel decks.
(4) Other products include mainly sales of energy and pig iron.
5.    COST OF SALES

	Year ended December 31,
	2022	2021	2020

Inventories at the beginning of the year	3,908,305	2,001,781	2,158,298

Plus: Charges for the year
Raw materials and consumables used and other movements	9,773,523	9,835,504	5,359,938
Services and fees	183,003	151,251	112,924
Labor cost	862,593	689,614	546,045
Depreciation of property, plant and equipment	532,160	514,746	527,283
Amortization of intangible assets	43,947	23,519	14,624
Maintenance expenses	612,928	582,633	371,368
Office expenses	10,295	7,741	6,131
Insurance	15,184	12,309	10,641
Change of obsolescence allowance	20,804	3,965	(1,279)
Valuation allowance	15,333	—	—
Recovery from sales of scrap and by-products	(42,000)	(37,597)	(20,892)
Others	21,422	17,909	16,623

Less: Inventories at the end of the year	(3,470,215)	(3,908,305)	(2,001,781)

Cost of Sales	12,487,282	9,895,070	7,099,923

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
6.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2022	2021	2020

Services and fees (1)	73,401	60,216	53,220
Labor cost	299,139	250,697	192,854
Depreciation of property, plant and equipment	13,990	14,153	15,920
Amortization of intangible assets	26,395	39,372	73,224
Maintenance and expenses	8,311	6,977	4,275
Taxes	170,216	160,254	97,075
Office expenses	41,921	34,968	27,314
Freight and transportation	499,127	365,455	283,808
Increase (decrease) of allowance for doubtful accounts	114	350	336
Others	11,032	17,682	14,856

Selling, general and administrative expenses	1,143,646	950,124	762,882
(1) For the year ended December 31, 2022, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $3,991, including $3,681 for audit services, $272 for audit-related services and $38 for all other services.
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

7.    LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2022	2021	2020

Wages, salaries and social security costs	1,093,105	878,347	677,541
Termination benefits	22,246	18,677	25,265
Post-employment benefits (Note 20 (i))	46,381	43,287	36,093

Labor costs	1,161,732	940,311	738,899
As of December 31, 2022, 2021 and 2020, the number of employees was 20,510, 20,142 and 20,173, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

8.    OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2022	2021	2020

Results of sundry assets	8,177	8,558	1,363
Provision for legal claims and other matters (Note 18 and 24 (i) and (ii))	1,069	—	—
Recovery of provision related to the ICMS action of unconstitutionality (Note 24 (i) (f)) (1)	—	—	380,075
Other operating income (2)	5,735	40,587	20,093

Other operating income	14,981	49,145	401,531

Provision for legal claims and other matters (Note 18 and 24 (i) and (ii))	—	(11,761)	(623)
Impairment charge (Note 3 (f))	(99,000)
Reversal of the asset in connection with the slab commitment agreement (Note 3 (e) (6))	—	(11,798)	—
Reversal of the asset in connection with the ICMS provision (Note 24 (i) (f)) (1)	—	—	(194,065)

Other operating expense	(99,000)	(23,559)	(194,688)

Other operating income (expenses), net	(84,019)	25,586	206,843

(1)For the year ended December 31, 2020, it includes the gain generated by the recovery of the provision for contingencies related to the ICMS action of unconstitutionality ($380,075), partially compensated by the reversal of the related credit ($194,065). For more information about this case, see note 24 (i)(f).
(2) For the year ended December 31, 2021, it includes the recovery of certain tax credits in Brazil of $27,200.

9.    OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2022	2021	2020

Interest expense	(46,737)	(26,997)	(46,644)

Finance expense	(46,737)	(26,997)	(46,644)

Interest income	75,145	62,912	49,421

Finance income	75,145	62,912	49,421

Net foreign exchange gain (loss) (1)	(163,740)	(36,761)	3,379
Change in fair value of financial assets	78,309	75,801	6,104
Derivative contract results	(2,132)	1,485	11,933
Others	(10,978)	16,022	(1,862)

Other financial income (expenses), net	(98,541)	56,547	19,554
(1) Mainly related to the devaluation of the Argentine peso.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
10.    INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2022	2021	2020

Current tax
Current tax	(671,016)	(1,650,281)	(338,408)

Deferred tax (Note 19)
Deferred tax	80,692	185,655	39,895
Effect of changes in tax law (1)	—	(9,117)	—
Recovery of income tax (2)	16,596	76,604	7,025

Income tax expense	(573,728)	(1,397,139)	(291,488)
(1) For 2021, it includes the modification of the tax rate in Argentina enacted in 2017 and modified in 2019 and 2021, setting the corporate income tax rate to 35% for the year 2021 going forward.
(2) It includes the recovery of tax credits in Ternium Brasil Ltda.

Income tax expense for the years ended December 31, 2022, 2021 and 2020 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2022	2021	2020

Income before income tax	2,666,500	5,764,330	1,159,359

Income tax expense at statutory tax rate	(785,888)	(1,633,556)	(350,896)
Non taxable income	—	37,815	118,540
Non deductible expenses	(45,862)	—	—
Effect of currency translation on tax base (1)	241,426	131,115	(66,157)
Recovery of income tax	16,596	76,604	7,025
Effect of changes in tax law	—	(9,117)	—

Income tax expense	(573,728)	(1,397,139)	(291,488)
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
11.    PROPERTY, PLANT AND EQUIPMENT, NET

(1) Property, plant and equipment, net

	Year ended December 31, 2022
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	594,744	4,023,271	7,707,052	294,356	563,082	166,959	364,971	13,714,435
Accumulated depreciation	—	(1,890,186)	(4,986,161)	(240,250)	—	(29,792)	(136,468)	(7,282,857)

Net book value at January 1, 2022	594,744	2,133,085	2,720,891	54,106	563,082	137,167	228,503	6,431,578

Opening net book value	594,744	2,133,085	2,720,891	54,106	563,082	137,167	228,503	6,431,578
Translation differences	139	325	123	23	9	—	—	619
Impairment charge (note 3 (f))	—	(53,635)	(45,365)	—	—	—	—	(99,000)
Additions	5,342	2,423	913	2,337	433,269	28,983	13,961	487,228
Capitalized borrowing costs	—	—	—	—	403	—	—	403
Disposals / Consumptions	(953)	(1,133)	(1,056)	(842)	(1,162)	(22,210)	(1,039)	(28,395)
Indexation	—	—	—	—	—	—	17,945	17,945
Transfers	8,699	144,914	273,885	18,660	(448,499)	—	—	(2,341)
Depreciation charge	—	(147,863)	(328,574)	(19,414)	—	(1,073)	(49,226)	(546,150)

Closing net book value	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887

Values at the end of the year
Cost	607,971	4,091,108	7,744,607	309,469	547,102	173,731	395,620	13,869,608
Accumulated depreciation	—	(2,012,992)	(5,123,790)	(254,599)	—	(30,864)	(185,476)	(7,607,721)

Net book value at December 31, 2022	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887

	Year ended December 31, 2021
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	592,761	3,567,732	7,179,626	289,877	1,203,362	143,309	349,003	13,325,670
Accumulated depreciation	—	(1,754,476)	(4,714,976)	(231,719)	—	(27,185)	(92,633)	(6,820,989)

Net book value at January 1, 2021	592,761	1,813,256	2,464,650	58,158	1,203,362	116,124	256,370	6,504,681

Opening net book value	592,761	1,813,256	2,464,650	58,158	1,203,362	116,124	256,370	6,504,681
Translation differences	(70)	(161)	(43)	(11)	(18)	—	—	(303)
Additions	—	1,874	282	1,285	418,736	38,800	13,758	474,735
Capitalized borrowing costs	—	—	—	—	6,294	—	—	6,294
Disposals / Consumptions	—	(7,439)	(801)	(1,276)	(1,915)	(15,150)	(1,995)	(28,576)
Indexation	—	—	—	—	—	—	4,523	4,523
Transfers	2,053	461,377	585,186	13,884	(1,063,377)	—	—	(877)
Depreciation charge	—	(135,822)	(328,383)	(17,934)	—	(2,607)	(44,153)	(528,899)

Closing net book value	594,744	2,133,085	2,720,891	54,106	563,082	137,167	228,503	6,431,578

Values at the end of the year
Cost	594,744	4,023,271	7,707,052	294,356	563,082	166,959	364,971	13,714,435
Accumulated depreciation	—	(1,890,186)	(4,986,161)	(240,250)	—	(29,792)	(136,468)	(7,282,857)

Net book value at December 31, 2021	594,744	2,133,085	2,720,891	54,106	563,082	137,167	228,503	6,431,578

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
11.    PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(2) Right-of-use assets

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	—	245,300	119,497	174	364,971
Accumulated depreciation	—	(87,103)	(49,321)	(44)	(136,468)

Net book value at January 1, 2022	—	158,197	70,176	130	228,503

Opening net book value	—	158,197	70,176	130	228,503
Additions	1,339	6,445	6,163	14	13,961
Disposal/Derecognition	—	—	(1,039)	—	(1,039)
Indexation	—	14,585	3,360	—	17,945
Depreciation charge	(4)	(31,606)	(17,534)	(82)	(49,226)

Closing net book value	1,335	147,621	61,126	62	210,144

Values at the end of the year
Cost	1,339	266,330	127,764	187	395,620
Accumulated depreciation	(4)	(118,709)	(66,638)	(125)	(185,476)

Net book value at December 31, 2022	1,335	147,621	61,126	62	210,144

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	—	239,211	109,792	—	349,003
Accumulated depreciation	—	(58,052)	(34,581)	—	(92,633)

Net book value at January 1, 2021	—	181,159	75,211	—	256,370

Opening net book value	—	181,159	75,211	—	256,370
Additions	—	2,732	10,852	174	13,758
Disposal/Derecognition	—	(353)	(1,642)	—	(1,995)
Indexation	—	4,027	496	—	4,523
Depreciation charge	—	(29,368)	(14,741)	(44)	(44,153)

Closing net book value	—	158,197	70,176	130	228,503

Values at the end of the year
Cost	—	245,300	119,497	174	364,971
Accumulated depreciation	—	(87,103)	(49,321)	(44)	(136,468)

Net book value at December 31, 2021	—	158,197	70,176	130	228,503
The cost related to variable-lease payments that do not depend on an index or rate amounted to $14.5 million for the year ended December 31, 2022 ($20.0 million for the year ended December 31, 2021). The expenses related to leases for which the Company applied the practical expedient described in paragraph 5 (a) of IFRS 16 (leases with contract term of less than 12 months) amounted to $1.9 million for the year ended December 31, 2022 ($2.0 million and $0.8 million for the year ended December 31, 2021 and 2020, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
12.    INTANGIBLE ASSETS, NET

	Year ended December 31, 2022
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	402,387	326,269	11,231	295,597	73,935	662,307	1,771,726
Accumulated depreciation	(322,595)	(184,766)	—	(288,174)	(73,935)	—	(869,470)

Net book value at January 1, 2022	79,792	141,503	11,231	7,423	—	662,307	902,256

Opening net book value	79,792	141,503	11,231	7,423	—	662,307	902,256
Additions	57,689	—	50,627	1,831	—	—	110,147
Transfers	2,348	32,498	(32,498)	—	—	—	2,348
Depreciation charge	(27,655)	(42,332)	—	(355)	—	—	(70,342)

Closing net book value	112,174	131,669	29,360	8,899	—	662,307	944,409

Values at the end of the year
Cost	460,434	358,767	29,360	297,427	73,935	662,307	1,882,230
Accumulated depreciation	(348,260)	(227,098)	—	(288,528)	(73,935)	—	(937,821)

Net book value at December 31, 2022	112,174	131,669	29,360	8,899	—	662,307	944,409

	Year ended December 31, 2021
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	369,468	275,912	26,221	604,929	73,935	662,307	2,012,772
Accumulated depreciation	(293,627)	(163,298)	—	(573,329)	(73,935)	—	(1,104,189)

Net book value at January 1, 2021	75,841	112,614	26,221	31,600	—	662,307	908,583

Opening net book value	75,841	112,614	26,221	31,600	—	662,307	908,583
Additions	29,066	2,864	32,520	—	—	—	64,450
Disposals / Consumptions	—	—	—	(11,798)	—	—	(11,798)
Transfers	3,929	47,493	(47,510)	—	—	—	3,912
Depreciation charge	(29,044)	(21,468)	—	(12,379)	—	—	(62,891)

Closing net book value	79,792	141,503	11,231	7,423	—	662,307	902,256

Values at the end of the year
Cost	402,387	326,269	11,231	295,597	73,935	662,307	1,771,726
Accumulated depreciation	(322,595)	(184,766)	—	(288,174)	(73,935)	—	(869,470)

Net book value at December 31, 2021	79,792	141,503	11,231	7,423	—	662,307	902,256
The Company has not registered any impairment charges in connection with Goodwill (see notes 3 (f) and (bb) (1) and (4)).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2022	2021

At the beginning of the year	751,475	471,306

Equity in earnings of non-consolidated companies	37,114	400,732
Other comprehensive income	48,475	(38,441)
Dividends from non-consolidated companies	(15,493)	(82,122)

At the end of the year	821,571	751,475

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

	Country of incorporation	Main activity	Voting rights at		Value at

			December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	725,705	681,711
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	90,559	64,140
Other non-consolidated companies (1)					5,307	5,624

					821,571	751,475
(1)     It includes the investment held in Finma S.A.I.F., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.
(a)Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS
As of December 31, 2022, Ternium, through its subsidiaries, owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.40% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), the largest flat steel producer in Brazil for the energy, automotive and other industries.

Ternium, through its subsidiaries, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. As at December 31, 2022, the Usiminas control group holds, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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

As of December 31, 2022, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL7.41 (approximately $1.42; December 31, 2021: BRL14.51 - $2.60) per ordinary share and BRL7.16 (approximately $1.37; December 31, 2021: BRL15.16 - $2.72) per preferred share, respectively. Accordingly, as of December 31, 2022, Ternium’s ownership stake had a market value of approximately $356.2 million ($653.9 million as of December 31, 2021) and a carrying value of $725.7 million ($681.7 million as of December 31, 2021).
As of December 31, 2022 and 2021, the value of the investment in Usiminas is comprised as follows:

	USIMINAS
Value of investment	As of December 31, 2022	As of December 31, 2021

At the beginning of the year	681,711	422,948
Share of results (1)	130,696	379,067
Other comprehensive income	48,145	(38,680)
Dividends	(14,487)	(81,624)
Impairment charge (note 3 (f))	(120,360)	—

At the end of the year	725,705	681,711
(1) It includes the adjustment of the values associated to the purchase price allocation.
The investment in Usiminas is based in the following calculation:

Usiminas' shareholders' equity	4,437,784
Percentage of interest of the Company over shareholders' equity	20.40%

Interest of the Company over shareholders' equity	905,444

Purchase price allocation	56,255
Goodwill	199,213
Impairment	(435,207)

Total Investment in Usiminas	725,705
On February 10, 2023, Usiminas issued its annual accounts as of and for the year ended December 31, 2022.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

Summarized balance sheet (in million $)	As of December 31, 2022	As of December 31, 2021

Assets
Non-current	3,764	3,491
Current	2,930	2,325
Other current investments	413	75
Cash and cash equivalents	559	1,184

Total Assets	7,666	7,075

Liabilities
Non-current	508	477
Non-current borrowings	1,163	1,098
Current	1,009	1,104
Current borrowings	25	31

Total Liabilities	2,705	2,710

Non-controlling interest	523	468

Shareholders' equity	4,438	3,897

Summarized income statement (in million $)	Year ended December 31, 2022	Year ended December 31, 2021

Net sales	6,297	6,270
Cost of sales	(5,187)	(4,168)
Gross Profit	1,110	2,102
Selling, general and administrative expenses	(237)	(199)
Other operating income (loss), net	(386)	197
Operating income	487	2,100
Financial expenses, net	114	158
Equity in earnings of associated companies	43	41
Profit (Loss) before income tax	644	2,299
Income tax benefit	(231)	(426)
Net profit (loss) before non-controlling interest	413	1,873
Non-controlling interest in other subsidiaries	(93)	(185)
Net profit (loss) for the year	320	1,688
(b)Techgen S.A. de C.V.
Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016 and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts.
Techgen stated in its unaudited annual accounts as of and for the year ended December 31, 2022, that revenues amounted to $580 million ($419 million as of December 31, 2021), net profit from continuing operations to $55 million ($45 million as of December 31, 2021), non-current assets to $766 million ($791 million as of December 31, 2021), current assets to $131 million ($91 million as of December 31, 2021), non-current liabilities to $527 million ($614 million as of December 31, 2021), current liabilities to $181 million ($134 million as of December 31, 2021) and shareholders’ equity to $189 million ($134 million as of December 31, 2021).
During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to $126.8 million as of December 31, 2022, and which are due in June 2026.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)
On February 2019, Techgen S.A. de C.V. entered into syndicated loan agreement with HSBC Mexico, Natixis, Credit Agricole, BNP, Santander, Intesa SP and Norinchukin (the “Syndicated Loan”), according to the following terms: (i) Libor + 170 bps; (ii) maturity on February 13, 2026; (iii) average life 4.30 years; and (iv) guaranteed by: assets, shares, a debt service reserve account - which represents 10% of the outstanding amount- and the fix capacity charge cash-flow.

On August 5, 2021, Ternium Investments completed the purchase of a participation in this Syndicated Loan for an amount of $68 million. As of December 31, 2022, the outstanding syndicated loan amount was of $344 million and Ternium Investments’ participation was of $51 million.

For commitments from Ternium in connection with Techgen, see note 24.

14.    RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2022	2021

Receivables with related parties (Notes 25 and 13 (b))	127,008	126,860
Employee advances and loans	21,729	23,147
Advances to suppliers for the purchase of property, plant and equipment	44,067	14,435
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 25)	2,444	2,075
Other tax credits	117,111	9,803
Others	6,331	1,483

Receivables, net – Non-current	318,690	177,803

	As of December 31,
	2022	2021

Value added tax	133,860	195,070
Income tax credits	400,949	44,544
Other tax credits	37,461	24,402
Employee advances and loans	6,782	5,703
Advances to suppliers	22,257	16,700
Advances to suppliers with related parties (Note 25)	6,089	7,160
Expenses paid in advance	17,850	11,785
Government tax refunds on exports	1,677	7,639
Receivables with related parties (Note 25)	17,154	26,743
Others	18,683	17,959

Receivables, net – Current	662,762	357,705

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
15.    TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2022	2021

Trade receivables	—	229

Trade receivables, net – Non-current	—	229

Current accounts	1,110,481	1,699,252
Trade receivables with related parties (Note 25)	80,078	77,416
Allowance for doubtful accounts (Note 18)	(9,870)	(9,472)

Trade receivables, net - Current	1,180,689	1,767,196

	Trade receivables, net as of December 31, 2022
	Total	Fully performing	Past due

Guaranteed	527,700	498,962	28,738
Not guaranteed	662,859	590,093	72,766

Trade receivables	1,190,559	1,089,055	101,504

Allowance for doubtful accounts (Note 18)	(9,870)	—	(9,870)

Trade receivables, net	1,180,689	1,089,055	91,634

	Trade receivables, net as of December 31, 2021
	Total	Fully performing	Past due

Guaranteed	838,798	795,466	43,332
Not guaranteed	938,099	886,079	52,020

Trade receivables	1,776,897	1,681,545	95,352

Allowance for doubtful accounts (Note 18)	(9,472)	—	(9,472)

Trade receivables, net	1,767,425	1,681,545	85,880
16.    INVENTORIES, NET

	As of December 31,
	2022	2021

Raw materials, materials and spare parts	963,732	990,360
Goods in process	1,681,239	1,848,181
Finished goods	553,965	737,650
Goods in transit	365,675	393,590
Obsolescence allowance (Note 18)	(79,063)	(61,476)
Valuation allowance	(15,333)	—

Inventories, net	3,470,215	3,908,305

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
17.    CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS – NON CURRENT AND CURRENT

	As of December 31,
	2022	2021

Investments in debt instruments and other	100,464	67,025
Other investments	252	252

Other investments, net – Non-current	100,716	67,277

	As of December 31,
	2022	2021

(i) Other investments
Other deposits with maturity of more than three months	1,875,026	1,290,459

Other investments - Current	1,875,026	1,290,459
(ii) Cash and cash equivalents
Cash and banks	371,797	305,136
Restricted cash	30	58
Short-term bank deposits	772,953	692,529
Other deposits with maturity of less than three months	508,575	278,882

Cash and cash equivalents	1,653,355	1,276,605
18.    ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non current	Liabilities	Liabilities
	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2022

Values at the beginning of the year	83,299	32,098
Translation differences	2,999	2,735
Additions	5,889	3,271
Reversals	(6,959)	—
Uses	(3,806)	—

At December 31, 2022	81,422	38,104

Year ended December 31, 2021

Values at the beginning of the year	80,570	41,673
Translation differences	(5,898)	(1,084)
Additions	15,802	(8,491)
Reversals	(4,041)	—
Uses	(3,134)	—

At December 31, 2021	83,299	32,098

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
18.    ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended December 31, 2022

Values at the beginning of the year	9,472	61,476	3,610
Translation differences	544	—	(465)
Additions	1,786	36,666	3,558
Reversals	(1,672)	(15,862)	—
Uses	(260)	(3,217)	(3,399)

At December 31, 2022	9,870	79,063	3,304

Year ended December 31, 2021

Values at the beginning of the year	10,500	58,610	4,515
Translation differences	(721)	(5)	(323)
Additions	775	15,968	5,909
Reversals	(425)	(12,003)	—
Uses	(657)	(1,094)	(6,491)

At December 31, 2021	9,472	61,476	3,610
19.    DEFERRED INCOME TAX
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	As of December 31,
	2022	2021

At the beginning of the year	(25,471)	(187,782)

Translation differences	330	(69)
Effect of changes in tax law (note 10)	—	(9,117)
Credits directly to other comprehensive income	(18,056)	(14,158)
Deferred tax credit (note 10)	80,692	185,655

At the end of the year	37,495	(25,471)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
19.    DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2022

At the beginning of the year	(353,420)	49,437	(26,323)	(10,959)	(341,265)

Income statement credit (charge)	152,864	(119,031)	3,400	13,270	50,503

At the end of the year	(200,556)	(69,594)	(22,923)	2,311	(290,762)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other (2)	Total at December 31, 2022

At the beginning of the year	82,139	35,144	3,578	194,934	315,795

Translation differences	—	—	—	330	330
Credits directly to other comprehensive income	—	—	—	(18,056)	(18,056)
Income statement credit (charge)	16,860	(19,629)	13,822	19,136	30,189

At the end of the year	98,999	15,515	17,400	196,343	328,257
(1) As of December 31, 2022, the recognized deferred tax assets on tax losses amount to $17.4 million and there are net unrecognized deferred tax assets of $202.0 million and unrecognized tax losses amounting to $879.0 million. These two last effects are connected to the acquisition of Ternium Brasil Ltda.
(2) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2021

At the beginning of the year	(426,140)	(30,187)	(20,710)	(2,021)	(479,058)

Income statement credit (charge)	72,720	79,624	(5,613)	(8,938)	137,793

At the end of the year	(353,420)	49,437	(26,323)	(10,959)	(341,265)

Deferred tax assets	Provisions	Trade receivables	Tax losses (3)	Other (4)	Total at December 31, 2021

At the beginning of the year	52,342	9,186	31,084	198,664	291,276

Translation differences	—	—	—	(69)	(69)
Credits directly to other comprehensive income	—	—	—	(14,158)	(14,158)
Effect of changes in tax law	—	—	—	(9,117)	(9,117)
Income statement credit (charge)	29,797	25,958	(27,506)	19,613	47,862

At the end of the year	82,139	35,144	3,578	194,934	315,795
(3) As of December 31, 2021, the recognized deferred tax assets on tax losses amount to $3.6 million and there are net unrecognized deferred tax assets of $0.1 billion and unrecognized tax losses amounting to $0.8 billion. These two last effects are connected to the acquisition of Ternium Brasil Ltda.
(4) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

20.    OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2022	2021

(i) Other liabilities - Non current

Post-employment benefits	405,018	390,942
Other employee benefits	84,028	74,787
Asset retirement obligation (note 18) (1)	38,104	32,098
Other	11,064	9,059

Other liabilities – Non-current	538,214	506,886
(1) The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2022	2021

Present value of unfunded obligations	405,018	390,942

Liability in the statement of financial position	405,018	390,942
The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2022	2021

Current service cost	13,721	13,624
Interest cost	32,660	29,663

Total included in labor costs	46,381	43,287
Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2022	2021

At the beginning of the year	390,942	432,648
Transfers, new participants and funding of the plan	(508)	1,255
Total expense	46,381	43,287
Remeasurements	(24,567)	(46,777)
Effect of changes in demographic assumptions	3,990	710
Effect of changes in financial assumptions	(36,927)	(82,243)
Effect of experience adjustments	8,370	34,756
Translation differences	21,088	(11,720)
Contributions paid	(28,318)	(27,751)
At the end of the year	405,018	390,942

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
20.    OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2022	2021

Discount rate	9.00%	8.00%
Compensation growth rate	6.00% - 7.00%	6.00% - 7.00%

	Year ended December 31,
Argentina	2022	2021

Discount rate	6.00% - 7.00%	6.00% - 7.00%
Compensation growth rate	2.00% - 3.00%	2.00% - 3.00%
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-8.1%	9.5%
Compensation growth rate	1.00%	3.3%	-2.8%
Pension growth rate	1.00%	-1.0%	1.1%
Life expectancy	1 year	-2.3%	2.4%
The estimated future payments for the next five years will be between $31.4 million and $39.9 million per year.

	As of December 31,
	2022	2021

(ii) Other liabilities - Current
Payroll and social security payable	150,378	161,303
VAT liabilities	113,842	107,453
Other tax liabilities	55,622	53,378
Termination benefits	761	787
Related Parties (Note 25)	515	28
Asset retirement obligation (Note 18)	3,303	3,610
Others	20,422	18,564

Other liabilities – Current	344,843	345,123

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
21.    DERIVATIVE FINANCIAL INSTRUMENTS
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments at December 31, 2022 and 2021 were as follows:

	As of December 31,
	2022	2021

Contracts with positive fair value
Foreign exchange contracts	227	4,353

	227	4,353

Contracts with negative fair value
Interest rate swap contracts	(1)	(163)
Commodity contracts	(504)	—
Foreign exchange contracts	—	(1,726)

	(505)	(1,889)
Derivative financial instruments breakdown is as follows:
(a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2022, most of the Company’s long-term borrowings were at variable rates.

During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of $100 million, at an average rate of 1.92%. As of December 31, 2022, there are no outstanding balances. These agreements became effective during July 2014, were due in July 2022 and were accounted for as cash flow hedges. As of December 31, 2022, there is no cash flow hedge reserve outstanding related to these agreements.

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2020	(338)	103	(235)

(Decrease) / Increase	—	—	—
Reclassification to income statement	278	(83)	195

At December 31, 2021	(60)	20	(40)

(Decrease) / Increase	1	(1)	—
Reclassification to income statement	59	(19)	40

At December 31, 2022	—	—	—

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
21.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)
(b) Foreign exchange contracts
From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the $, in accordance with the Company’s policy for derivative instruments.
During 2022, 2021 and 2020, Ternium Argentina entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated by Argentine peso-denominated financial assets and liabilities. As of December 31, 2022, there is no outstanding notional amount in Argentine pesos.

Furthermore, during 2022, 2021 and 2020, Ternium Colombia S.A.S. has entered into non-deliverable forward agreements to manage the exposure of certain actual and future trade receivables denominated in its local currency. As of December 31, 2022, the notional amount on these agreements amounted to $90.6 million.
During 2022, 2021 and 2020, Ternium Mexico entered into several forward agreements mainly to manage the exchange rate exposure generated by future payables in EUR related to the investment plan in Pesquería and other standard liabilities in EUR . Furthermore, a minor part of the forward agreements were carried out in order to manage the exchange rate exposure arising from sales in EUR. As of December 31, 2022, the aggregate notional amount on these agreements amounted to $28.5 million.
Furthermore, during 2022, Ternium Mexico has entered into non-deliverable forward agreements to manage the exposure of certain tax credits denominated in its local currency. As of December 31, 2022, the notional amount on these agreements amounted to $ 120.0 million.
During 2021 and 2020, Ternium Investments S.à r.l., entered into several forward agreements in order to manage the exchange rate exposure generated by the consolidated financial position in EUR. As of December 31, 2022 there is no outstanding notional amount in EUR. In addition, during 2021 and 2020, Ternium Investments S.à r.l. entered into non-deliverable forward agreements to manage the exchange rate exposure generated by actual and future trade receivables denominated in Colombian pesos related to the commissioning of the plant and the business of its subsidiary, Ternium del Atlántico. As of December 31, 2022, there is no outstanding notional amount in Colombian pesos.
The net fair values of the exchange rate derivative contracts as of December 31, 2022 and 2021 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2022	2021

EUR/$	Forward - Buy EUR	26.8 million EUR	258	245
COP/$	ND Forward - Sell COP	441.8 billion COP	227	4,038
MXN/$	ND Forward - Sell MXN	2.4 billion MXN	(258)	—
EUR/$	Forward - Sell EUR	3.0 million EUR	—	70
ARS/$	ND Forward - Buy ARS	10.9 billion ARS	—	(1,726)

			227	2,627
COP: Colombian pesos; EUR: Euros; $: U.S. dollars; ARS: Argentine pesos; MXN: Mexican pesos.

c) Commodities contracts
During 2022, Ternium Mexico entered into swap agreements to manage the impact of the fluctuation of zinc price when manufacturing galvanized products. As of December 31, 2022, Ternium Mexico several agreements outstanding with an aggregate notional amount of $5.8 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

22.    LEASE LIABILITIES

	Lease liabilities
	Current	Non Current	Total

Year ended December 31, 2022
Values at the beginning of the year	44,371	215,250	259,621
Translation differences	(1,506)	(4,180)	(5,686)
Net proceeds	3,903	9,763	13,666
Indexation	3,107	14,988	18,095
Repayments	(49,404)	(6)	(49,410)
Interest accrued	14,468	—	14,468
Interest paid	(11,605)	—	(11,605)
Reclassifications	45,681	(45,681)	—

As of December 31, 2022	49,015	190,134	239,149

Year ended December 31, 2021
Values at the beginning of the year	42,486	251,617	294,103
Translation differences	(2,187)	(5,878)	(8,065)
Net proceeds	3,334	8,319	11,653
Indexation	1,810	3,009	4,819
Repayments	(45,604)	—	(45,604)
Interest accrued	14,967	—	14,967
Interest paid	(12,252)	—	(12,252)
Reclassifications	41,817	(41,817)	—

As of December 31, 2021	44,371	215,250	259,621

	As of December 31, 2022	As of December 31, 2021

Commitments in relation to finance leases are payable as follows:
Within one year	60,233	52,803
Later than one year but not later than five years	151,255	156,538
Later than five years	108,191	128,435
Minimum lease payments	319,679	337,776
Future finance charges	(80,530)	(78,155)
Total Financial lease liabilities	239,149	259,621

The present value of finance lease liabilities is as follows:
Within one year	49,015	44,371
Later than one year but not later than five years	117,654	122,966
Later than five years	72,480	92,284

Total minimum lease payments	239,149	259,621

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

23.    BORROWINGS

	As of December 31,
	2022	2021

(i) Non-current
Bank borrowings	534,352	659,999
Less: debt issue costs	(1,651)	(3,534)

	532,701	656,465

(ii) Current
Bank borrowings	500,091	825,139
Less: debt issue costs	(927)	(2,566)

	499,164	822,573

Total Borrowings	1,031,865	1,479,038

The maturity of borrowings is as follows:

	Expected Maturity Date
	2023	2024	2025 and thereafter	At December 31, (1)
				2022	2021

Fixed Rate	295,033	—	—	295,033	174,965
Floating Rate	204,108	523,366	9,358	736,832	1,304,073

Total	499,141	523,366	9,358	1,031,865	1,479,038
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
The weighted average interest rates - which incorporate instruments denominated mainly in U.S. dollars and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2022	2021

Bank borrowings	6.21%	1.45%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2022 and 2021, respectively.
Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2022	2021

$	Floating	684,554	1,252,543
$	Fixed	197,259	129,000
ARS	Floating	5	—
MXN	Floating	13,339	16,310
COP	Floating	38,934	35,220
COP	Fixed	92,680	40,783
GTQ	Fixed	5,094	5,182

		1,031,865	1,479,038
$: U.S. dollars; ARS: Argentine pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; MXN: Mexican pesos.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
23.    BORROWINGS (continued)
Ternium’s most significant borrowings as of December 31, 2022, were those incurred under Ternium México’s syndicated loan facilities, in order to finance the construction of its hot rolling mill, hot-dip galvanizing and painting lines in Pesquería, and under Ternium Brasil's syndicated loan facility, in order to finance solely activities related to its exports of goods:

			In $ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2022	Maturity

June 2018	Ternium Mexico	Syndicated loan	1,000	125	June 2023
August 2019	Ternium Brasil	Syndicated loan	500	500	August 2024
The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio). As of December 31, 2022, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

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
On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the court of appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for review by the Superior Court of Justice and rejected such appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected such appeal and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. On March 7, 2023, the Superior Court of Justice, by majority vote, rejected CSN's appeal. Plaintiffs may still appeal against the Superior Court of Justice's decision. At this time, the Company cannot predict whether CSN will appeal against the decision and, if appealed, the ultimate resolution of the matter.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, the first and second instance court decisions and the March 2023 Superior Court of Justice decision referred to above. Accordingly, no provision has been recorded in these Consolidated Financial Statements.

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
On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal was submitted to the CVM’s Board of Commissioners. On April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside. On August 16, 2022, CVM's Board of Commissioners determined, by unanimous decision, the extinction of the procedure, recognizing that Ternium is not obligated to launch a tender offer as a result of the 2016 capital increase. The CVM decision is final.

(c) Potential Mexican income tax adjustment
In March 2015, as part of a tax audit with respect to fiscal year 2008, the Mexican tax authority ("SAT") challenged the deduction by Ternium Mexico of a tax loss arising from an intercompany sale of shares in December 2008. In addition, in September 2018, as part of a tax audit for fiscal year 2011, the SAT objected to the deduction by Ternium Mexico of the remainder of the 2008 tax loss. Ternium Mexico requested an injunction from the Mexican courts against the SAT claims and filed its defense and supporting documents with the SAT. After Ternium Mexico obtained an injunction in August 2020, in November 2020, the SAT issued a new preliminary audit report in which it reiterated its objections to the deduction of the 2008 tax loss. In June 2021, the SAT determined income tax adjustments with respect to 2008 and 2011 for amounts currently estimated at approximately $64.7 million and $31.7 million, respectively. Ternium Mexico appealed the SAT determinations.
More recently, however, Ternium Mexico withdrew its appeals and agreed to provide further information and documentation to the SAT. With all of the above-mentioned information and documentation, the SAT should reduce the 2008 and 2011 tax adjustments downwards to approximately $15.5 million and $31.7 million, respectively. As a result, the Company recognized a tax provision of $47.2 million in its Consolidated Financial Statements as of December 31, 2022. Should the audits be not ultimately closed by the SAT on the above terms, Ternium Mexico could initiate litigation to challenge the tax adjustments.
(d) Fishermen associations’ claims
Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of $24.5 million was recorded at the acquisition date in connection with this matter ($4.5 million and $8.8 million as of December 31, 2022 and 2021, respectively; the decrease in the provision was mainly due to the favourable outcome for a part of the lawsuits).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as "raw materials" or "intermediary products" but as "goods for consumption" and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of $57.7 million was recorded as of the acquisition date in connection with this matter ($34.8 million and $32.5 million as of December 31, 2022 and 2021, respectively).
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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

(ii) Commitments
The following are Ternium’s main off-balance sheet commitments:
(a) Ternium Argentina signed agreements, mainly with Vale S.A. and Mineração Corumbaense Reunida S.A., to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2024, for an estimated total amount of $688.8 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
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
(b) Ternium Argentina also signed various contracts for the provision of natural gas, including Tecpetrol and Energy Consulting Services S.A., both related companies of Ternium, assuming firm commitments for a total of $62.5 million payable until April 2025. Additionally, Ternium Argentina signed contracts for gas transportation with Transportadora de Gas del Norte S.A., a related company of Ternium, assuming firm commitments for a total of $13.4 million payable until April 2028.
(c) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon until 2021, for an aggregate amount of $72.5 million, which is due to terminate in 2037.
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
(e) Ternium México issued a guarantee letter covering up to approximately $16.6 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. ("GIMSA"), under the natural gas trading agreement between GIMSA and NEG Natural S.A. de C.V. ("NEG"). The credit line granted by NEG in connection with this natural gas trading agreement amounted to approximately $17.0 million. As of December 31, 2022, the outstanding amount under the natural gas trading agreement was $17.0 million, which is below the amount included in the guarantee letter issued by Ternium México. Due to recent volatility in natural gas prices, the contract with NEG was renewed in June 28, 2022, and a guarantee letter covering up to approximately $28.8 million was requested and would be issued in January 2023.
(f) In June, 2018, Ternium Mexico entered into a loan agreement with a syndicate of banks for a $1,000 million syndicated loan facility for the purpose of financing capital expenditures, the repayment or prepayment of existing debt, and other general corporate purposes. The Company entered the Facility on June 12, 2018, and the final maturity date is on June 12, 2023, being payable in eight consecutive and equal semi-annual installments commencing on December 13, 2019. The main financial covenant that the Facility requires to meet is the consolidated net senior leverage ratio to be not greater than 3.5 to 1.00. During 2019, the facility was fully disbursed ($400 million was disbursed during 2018 and $600 million by the end of June 2019). As of December 31, 2022, the outstanding value of this loan agreement was $125 million and the Company was in compliance with all of its covenants. On January 12, 2023, Ternium Mexico made a pre-payment of the remaining balance, leaving the loan fully amortized.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(g) Ternium Mexico issued a guarantee letter covering up to approximately $62.0 million of the obligations of Techgen, S.A. de C.V. (“Techgen”), under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power (“ENEL”). The amount equals the remnant balance if Techgen decides to terminate the agreement prior to the expiration date (and decreases as time of the contract passes). The contract was signed on May 25, 2018, and terminates on June 30, 2041.
(h) In June 2008, Ternium Mexico entered into an industrial gas supply agreement with Praxair Mexico for the Guerrero and Juventud facilities until December 2024, for a total amount of $421 million. In 2011, an amendment agreement added the purchase of hydrogen for the Juventud and Universidad facilities, valid until April 2025. As of December 31, 2022, the agreement considers a minimum annual oxygen consumption of 96 million cubic meters, valued at approximately $4.5 million per year. The Company is in compliance with the minimum annual quotas established, which represent less than half of the average annual consumption.

(i) On May 9, 2018, Ternium Mexico entered into a 10-year contract (effective as of July 1, 2018) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Border Pipeline L.L.C. for the transportation of natural gas in the United States of America (Texas). The contracted capacity is 60,000 MMBTU/day and the annual cost is approximately $3.7 million.

(j) On December 30, 2019, Ternium Mexico entered into a 15-year contract (effective as of July 1, 2021) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Gas Natural de México S. de R.L. de C.V. for the transportation of natural gas in the United States of America (Texas) and in Mexico. The contracted capacity is 31,000 MMBTU/day and the annual cost is approximately $4.8 million.

(k) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016, and ending during the second half of 2036. As of December 31, 2022, the outstanding value of this commitment was approximately $193.2 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to $92.8 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2022.

(l) Ternium issued two stand-by letters of credit covering 48% of the funding of a debt service reserve account under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement dated as of February 13, 2019, amounted to $640 million and the proceeds were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks, which funds were used in the construction of the facility. As of December 31, 2022, the outstanding aggregated amount under the stand-by letters of credit was $46.8 million, as a result the amount guaranteed by Ternium was approximately $22.4 million.

(m) During 2006, CSA, the predecessor of Ternium Brasil, has entered into a 15-year contract denominated Contrato de comercialização de energia elétrica no ambiente regulado - CCEAR por disponibilidade to provide electric energy to 24 distributors starting on 2011. Under this contract, Ternium Brasil has to provide 200 MW average per year and the price is adjusted by the Brazilian inflation index. The penalty for not delivering the volume of energy of the contract is the difference between the spot price and the unit variable cost (calculated and published by the Agéncia Nacional de Energía Elétrica), calculated per hour.
(n) Ternium Brasil signed an exclusivity agreement with Vale S.A. for the purchase of iron ore (pellets, sinter feed and lump ore), which is due to terminate in 2029. The total purchased volume, in accordance with the actual production capacity, is of approximately 8.0 million tons per year. Ternium Brasil has not the obligation to take or pay the mentioned volume and only should pay logistic costs in case of not purchasing the contracted volume.
(o) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. This agreement was extended for an additional period of 4 years. As of December 31, 2022, the outstanding amount of this commitment was $192.1 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(p) Ternium Brasil also signed on November 2007 a contract with Primetals Technologies Brazil Ltda. for the provision of maintenance services at a central workshop for the entire steel mill complex, including caster maintenance for the steel plant. As of December 31, 2022, the outstanding amount of the mentioned services was approximately $38.9 million and is due to terminate on November 2024. Ternium Brasil is currently using more hours than the minimum quantity of contracted hours.
(q) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon to satisfy the requirements up to January 2029. The outstanding amount was approximately $190.0 million as of December 31, 2022. The contract has minimum daily-required volumes.
(r) Ternium Brasil signed on January 2015 a contract with Naturgy (formerly Companhia Distribuidora de Gás do Rio de Janeiro) for the supply of natural gas, which was due to terminate on December 2019. This agreement was automatically renewed for another two years, is due to terminate on December 2023 and can be interrupted by common agreement due to free market conditions' changes. The outstanding amount was of $39.4 million (or 61.3 million m3) as of December 31, 2022. Ternium Brasil is currently purchasing more than the minimum volume required by the contract, which is 85% of the volume mentioned before.
(s) Ternium Brasil signed on May 2019 a contract with LSI Logistica S.A. for mobile equipment rental. This agreement is due to terminate on May 2024 and the outstanding amount was $4.5 million as of December 31, 2022. The contract only has a penalty in case of anticipated termination.
(t) In March 2022, Ternium Brasil S.A. entered into a contract with Unicarbo Ltda. for the supply of petcoke. This agreement is due to terminate on March 2023 and the outstanding amount was $40.9 million as of December 31, 2022. The contract has minimum monthly-required volumes.
(u) The acquisition of Ternium Brasil Ltda. was mainly financed through an unsecured 5-year syndicated facility in the principal amount of $1.5 billion granted to the Company’s subsidiary, Ternium Investments S.àr.l., by a syndicate of banks. The facility is to be repaid in eight consecutive and equal semi-annual installments, commencing on March 5, 2019, and has been guaranteed by the Company’s subsidiary, Ternium México, S.A. de C.V. The borrower and the guarantor are subject to certain covenants customary for transactions of this type, including limitations on liens and encumbrances, transactions with affiliates, consolidations and mergers and restrictions on investments. The guarantor is additionally subject to limitations on the sale of certain assets and compliance with a leverage ratio. There are no limitations to the payment of dividends applicable to the borrower or the guarantor, except, with respect to the borrower, upon an event of default under the facility. During 2018 and 2019, the Company made prepayments of principal for $375 million and $725 million, respectively. As of December 31, 2022, this syndicated facility was fully repaid
(iii) Restrictions on the distribution of profits
In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.
As of December 31, 2022, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.
The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
25.    RELATED PARTY TRANSACTIONS
As of December 31, 2022, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
For commitments with Related parties, see note 24.
The following transactions were carried out with related parties:

	Year ended December 31,
	2022	2021	2020

(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	720,137	950,792	432,511
Sales of goods to other related parties	224,698	195,636	15,972
Sales of services and others to non-consolidated parties	177	178	173
Sales of services and others to other related parties	4,213	1,496	1,009

	949,225	1,148,102	449,665
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	643,494	508,784	347,638
Purchases of goods from other related parties	70,951	65,964	83,738
Purchases of services and others from non-consolidated parties	13,735	10,279	9,421
Purchases of services and others from other related parties	78,899	98,065	75,483
Purchases of goods and services in connection with lease contracts from other related parties	—	—	201

	807,079	683,092	516,481
(c) Financial results
Income with non-consolidated parties	8,298	6,256	7,182
Expenses in connection with lease contracts from other related parties	(976)	(1,013)	(1,484)

	7,322	5,243	5,698
(d) Dividends received
Dividends from non-consolidated parties	15,493	82,122	6,299

	15,493	82,122	6,299
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	3,300	1,029	765
Income (expenses), net with other related parties	682	879	1,042

	3,982	1,908	1,807

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
25.    RELATED PARTY TRANSACTIONS (continued)

	As of December 31,
	2022	2021

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	180,476	204,329
Receivables from other related parties	43,765	26,690
Advances from non-consolidated parties	4,851	5,383
Advances to suppliers with other related parties	3,683	3,852
Payables to non-consolidated parties	(91,172)	(72,373)
Payables to other related parties	(20,163)	(16,617)
Lease liabilities with other related parties	(2,287)	(2,635)

	119,153	148,629
(iii) Officers and Directors’ compensation
During the year ended December 31, 2022 the cash compensation of Officers and Directors amounted to $22,899 (2021: $18,137). In addition, Officers received 1,221,909 Units for a total amount of $7,220 (2021: $6,276) in connection with the incentive retention program mentioned in note 3 (o)(3).

26.    OTHER REQUIRED DISCLOSURES

(a) Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

At December 31, 2020	(338)	103	(235)	(3,877,863)

(Decrease) / Increase	—	—	—	(40,481)
Reclassification to income statement	278	(83)	195	—

At December 31, 2021	(60)	20	(40)	(3,918,344)

(Decrease) / Increase	1	(1)	—	42,708
Reclassification to income statement	59	(19)	40	—

At December 31, 2022	—	—	—	(3,875,636)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
26.    OTHER REQUIRED DISCLOSURES (continued)
(b) Statement of cash flows

	Year ended December 31,
	2022	2021	2020

(i) Changes in working capital (1)
Inventories	438,090	(1,906,524)	156,517
Receivables and others	10,888	(41,535)	(29,539)
Trade receivables	573,811	(885,200)	(12,110)
Other liabilities	46,403	106,223	37,517
Trade payables	83,306	109,247	200,410

	1,152,498	(2,617,789)	352,795
(ii) Income tax accrual less payments
Tax accrued (Note 10)	573,728	1,397,139	291,488
Taxes paid	(1,769,289)	(818,854)	(224,927)

	(1,195,561)	578,285	66,561
(iii) Interest accruals less payments
Interest accrued (Note 9 and 22)	(13,940)	(20,948)	13,339
Interest received	31,880	62,912	49,421
Interest paid	(42,735)	(36,063)	(55,769)

	(24,795)	5,901	6,991
(1)    Changes in working capital are shown net of the effect of exchange rate changes.

(c) Financial debt reconciliation

	Financial debt
	Finance lease liabilities	Short term borrowings	Long term borrowings	Total

At December 31, 2020	(294,103)	(395,604)	(1,327,289)	(2,016,996)
Cash flows	57,856	253,824	9,210	320,890
Reclassifications	—	(662,708)	662,708	—
Acquisitions - finance leases	(11,653)	—	—	(11,653)
Foreign exchange adjustments	8,059	7,643	—	15,702
Other non cash movements	(19,780)	(25,728)	(1,094)	(46,602)
At December 31, 2021	(259,621)	(822,573)	(656,465)	(1,738,659)
Cash flows	61,015	467,014	625	528,654
Reclassifications	—	(124,140)	124,140	—
Acquisitions - finance leases	(13,666)	—	—	(13,666)
Foreign exchange adjustments	5,686	26,093	58	31,837
Other non cash movements	(32,563)	(45,558)	(1,059)	(79,180)
At December 31, 2022	(239,149)	(499,164)	(532,701)	(1,271,014)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
27.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
The following amendments, standards and interpretations have been applied on the year starting January 1, 2022:

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

As of December 31, 2021, the Company's management had already assessed the effects of applying these amendments on the Company’s financial statements and had not identified any material impact in the application of these amendments.

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

As of December 31, 2021, the Company's management had already assessed the effects of applying this amendment on the Company’s financial statements and had not identified any lease agreements which may be impacted by the application of this amendment.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2022, and have not been early adopted:

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
27.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
28. FINANCIAL RISK MANAGEMENT
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
Ternium’s foreign exchange policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their short-term net cash flows in currencies other than the U.S. dollar and analyze potential hedging according to market conditions. This hedging can be carried out by netting positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.
Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income.
The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2022.

Exposure to functional currency	$ million

EU euro (EUR)	(29)
Argentine peso (ARS)	(22)
Mexican peso (MXN)	(260)
Brazilian real (BRL)	39
Colombian peso (COP)	(94)
Other currencies	(2)

The main relevant exposures correspond to:
(a)Argentine peso vs. U.S. dollar
If the Argentine peso had weakened by 1% against the U.S. dollar, it would have generated a pre tax gain of $0.2 million and a pre tax loss of $3.2 million as of December 31, 2022 and 2021, respectively.
(b)Mexican peso vs. U.S. dollar
If the Mexican peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $2.6 million and $12.5 million as of December 31, 2022 and 2021, respectively.

(c)Colombian peso vs. U.S. dollar
If the Colombian peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $0.9 million and $0.5 million as of December 31, 2022 and 2021, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
28.    FINANCIAL RISK MANAGEMENT (continued)

(d) Brazilian real vs. U.S. dollar
If the Brazilian real had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $0.4 million and $0.5 million as of December 31, 2022 and 2021, respectively.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax income for the year would have been $3.3 million higher ($9.4 million higher as of December 31, 2021), as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly local currency cash, trade receivables, trade payables, tax credits and liabilities, lease liabilities, borrowings and other liabilities.
Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to $725.7 million, the currency translation adjustment included in total equity would have been $7.2 million lower, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2022.
(ii) Interest rate risk
Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that could be partially fixed through different derivative transactions, such as interest rate swaps.
Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 6.21% and 1.45% as of December 31, 2022 and 2021, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument.
Ternium’s total variable interest rate debt amounted to $737 million (71.4% of total borrowings) at December 31, 2022 and $1,304 million (88.2% of total borrowings) at December 31, 2021.
If interest rates on the aggregate average notional of U.S. dollar denominated borrowings held during 2022, excluding borrowings with derivatives contracts mentioned in Note 21 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2022 would have been $12.1 million lower ($17.3 million lower as of December 31, 2021).
Effect of IBOR reform
Reform and replacement of various inter-bank offered rates (‘IBORs’) has become a priority for regulators. Most IBOR rates stopped being published by December 31, 2021, while certain U.S. dollar LIBOR rates would stop being published by June 30, 2023.
Ternium started the transition to alternative interest rate benchmarks in some of its outstanding loans during 2022. During the first half of 2023, Ternium will continue with the transition to the alternative interest rates benchmark (mostly SOFR) for the remaining outstanding loans that continued to be based in U.S. dollar LIBOR rates as of December 31, 2022. All newly transacted floating rate financial liabilities will be linked to an alternative benchmark rate (e.g. SOFR + spread adjustments).
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 59.9% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2022, in comparison with approximately 57.3% as of December 31, 2021. The investments in financial assets are as follows:

	At December 31, 2022	At December 31, 2021

Cash and cash equivalents	1,653,355	1,276,605

Other Investments - Current and Non-Current	1,975,490	1,357,485
Fixed Income (time-deposit, zero-coupon bonds, commercial papers)	576,784	863,416
Deposit certificates	204,802	710,996
Commercial papers	323,386	92,729
Other	48,596	59,691
Bonds and other fixed income	1,395,853	490,806
Non - U.S. government securities	651,633	367,333
U.S. government and corporate securities	744,220	123,473
Other notes	2,853	3,263

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
As of December 31, 2022, trade receivables total $1,180.7 million ($1,767.4 million as of December 31, 2021). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of $0.1 million ($30.3 million as of December 31, 2021), credit insurance of $520.6 million ($800.1 million as of December 31, 2021) and other guarantees of $7.0 million ($8.4 million as of December 31, 2021).
As of December 31, 2022, trade receivables of $1,089.1 million ($1,681.5 million as of December 31, 2021) were fully performing.
As of December 31, 2022, trade receivables of $101.5 million ($95.4 million as of December 31, 2021) were past due (mainly up to 180 days).
The amount of the allowance for doubtful accounts was $9.9 million as of December 31, 2022 ($9.5 million as of December 31, 2021).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
28.    FINANCIAL RISK MANAGEMENT (continued)´

The carrying amounts of the Company’s trade and other receivables as of December 31, 2022, are denominated in the following currencies:

Currency	$ million

US dollar ($)	1,102
EU euro (EUR)	25
Argentine peso (ARS)	26
Mexican peso (MXN)	594
Brazilian real (BRL)	338
Colombian peso (COP)	76
Other currencies	1

2,162
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

$ million	2023	2024	2025	2026	Thereafter

Borrowings	499	524	9	—	—
Interests to be accrued (1)	38	14	1	—	—
Trade payables and other liabilities	1,117	8	6	3	33
Lease liabilities	49	34	28	28	100

Total	1,703	580	44	31	133
(1) These amounts do not include the effect of derivative financial instruments.
As of December 31, 2022, total cash and cash equivalents and other current and non-current investments less borrowings amounted to $2,597.0 million.
1.4)    Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.07 and 0.11 as of December 31, 2022 and 2021, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

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

As of December 31, 2022 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	197,686	—	—	197,686
Derivative financial instruments	—	227	—	227
Trade receivables	1,180,689	—	—	1,180,689
Other investments	483,209	96,428	1,395,853	1,975,490
Cash and cash equivalents	880,402	772,953	—	1,653,355

Total	2,741,986	869,608	1,395,853	5,007,447

As of December 31, 2022 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	64,968	64,968
Trade payables	—	1,102,264	1,102,264
Derivative financial instruments	505	—	505
Finance lease liabilities	—	239,149	239,149
Borrowings	—	1,031,865	1,031,865

Total	505	2,438,246	2,438,751

As of December 31, 2021 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	202,123	—	—	202,123
Derivative financial instruments	—	4,353	—	4,353
Trade receivables	1,767,425	—	—	1,767,425
Other investments	621,831	244,848	490,806	1,357,485
Cash and cash equivalents	584,076	692,529	—	1,276,605

Total	3,175,455	941,730	490,806	4,607,991

As of December 31, 2021 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	56,595	56,595
Trade payables	—	1,078,448	1,078,448
Derivative financial instruments	1,889	—	1,889
Finance lease liabilities	—	259,621	259,621
Borrowings	—	1,479,038	1,479,038

Total	1,889	2,873,702	2,875,591

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
The following table presents the assets and liabilities that are measured at fair value as of December 31, 2022 and 2021:

	Fair value measurement as of December 31, 2022 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	772,953	772,953	—	—
Other investments	1,492,281	1,283,284	164,980	44,017
Derivative financial instruments	227	—	227	—

Total assets	2,265,461	2,056,237	165,207	44,017

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	505	—	505	—

Total liabilities	505	—	505	—

	Fair value measurement as of December 31, 2021 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	692,529	692,529	—	—
Other investments	735,654	668,056	39,777	27,821
Derivative financial instruments	4,353	—	4,353	—

Total assets	1,432,536	1,360,585	44,130	27,821

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	1,889	—	1,889	—

Total liabilities	1,889	—	1,889	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the years ended December 31, 2022 and 2021, corresponds to the initial investment and to the changes in its fair value, as follows:.

	Guarantee fund companies	Non - U.S. government securities	Corporate securities

At December 31, 2021	3,263	7,863	16,695
Disinvestment	(74)	(2,237)	(12,502)
Interest accrued	—	(1,578)
Changes in fair value	2,158	875	(339)
Reclassifications	—	36,240
Net foreign exchange gain	(2,493)	—	(3,854)
At December 31, 2022	2,854	41,163	—

28.    FINANCIAL RISK MANAGEMENT (continued)
There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy, there were no transfers from Level 1 to Level 3 and there were transfers of Non-U.S. Government securities from Level 2 to Level 3.
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
For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2022, there is no outstanding effective portion of designated cash flow hedges.

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

29.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment. Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened significantly over time.

Effective November 1, 2022, the Argentine Central Bank put in place a new regulation on import of services rendered by non-related parties, pursuant to which the Argentine Central Bank may clear or not the payment of import of services and, if cleared, may determine a payment term equal or different to that being requested. There are no rules on the conditions upon which the Argentine Central Bank may clear or determine alternative payment terms.

Also effective November 1, 2022, the Argentine government implemented a new system, known as the SIRA system, pursuant to which the Argentine government may clear or not the payment of imports and, if cleared, may determine a payment term equal or different to that being requested. There are no objective conditions upon which the Argentine government may clear the payment of imports or determine alternative payment terms under the SIRA system.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Financial Statements. Although as of the date of these financial statements these measures did not have a significant effect on Ternium Argentina’s ability to purchase U.S. dollars at the prevailing official exchange rate for most of its imports of goods and for the acquisition of services from unrelated parties, if such restrictions continue to be maintained, or are further tightened, Ternium Argentina could be restricted from making payment of imports for key steelmaking inputs (which would adversely affect its operations), or would need to resort to alternative, more expensive arrangements (which would adversely affect its results of operations). In addition, access to the Argentine foreign exchange market to distribute dividends or to pay royalties to related parties at the prevailing official exchange rate generally requires prior Argentine Central Bank approval, which is rarely, if ever, granted, thus limiting Ternium’s ability to collect dividends from Ternium Argentina at the prevailing official exchange rate.

Under Ternium Argentina’s annual accounts as of December 31, 2022, and for the year then ended, revenues amounted to $3,830 million (2021: $3,425 million), net profit from continuing operations to $756 million (2021: $930 million), total assets to $5,258 million (2021: $4,798 million), total liabilities to $511 million (2021: $541 million) and shareholders’ equity to $4,747 million (2021: $4,257 million). Ternium Argentina’s cash and cash equivalents and other investments amounted to $1,363 million as of December 31, 2022, broken down as follows:
- $1,152 million in U.S. dollars-denominated instruments, mainly sovereign bonds issued by the Argentine Government and payable in U.S. dollars, Argentine Treasury bonds related to the official exchange rate and negotiable obligations and promissory notes issued by Argentine export driven companies in U.S. dollars and payable in Argentine pesos.
- $145 million in Argentine pesos-denominated instruments, mainly inflation-adjusted bonds and mutual funds.
- $66 million in Argentine pesos-denominated instruments with underlying assets linked to the U.S. dollar.

Ternium Argentina’s financial position in ARS as of December 31, 2022, amounted to $261 million in monetary assets and $254 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate.

30. THE RUSSIA-UKRAINE ARMED CONFLICT

On February 24, 2022, Russia launched a military attack on Ukraine. In response, the United States, the United Kingdom, and the European Union, among other countries, have imposed a wave of sanctions against certain Russian institutions, companies and citizens. As a result of the armed conflict and related sanctions, foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected.

Russia has a significant participation in the international trade of steel slabs, iron ore pellets, metallurgical coal, pulverized coal for injection, which are relevant inputs for Ternium’s operations. In addition, Ukraine traditionally had a relevant participation in the international trade of steel slabs and iron ore pellets. As a result of the armed conflict and the economic sanctions imposed on Russia, Ternium or its contractors (including shipping companies) may not be able to continue purchasing or transporting products from, or making payments to, Ukrainian or Russian suppliers or counterparties; and the Company may be required to purchase raw materials from other sources at increased prices, resulting in limitations to Ternium’s production levels and higher costs, affecting the Company’s profitability and results of operations.

31. SUBSEQUENT EVENTS

a) Ternium to Integrate Operations in the USMCA

On February 14, 2023, Ternium's board of directors approved the construction of a new upstream production capacity project to integrate its operations in the USMCA region. The increased slab production capacity will complement and support the company’s new state-of-the-art hot rolling mill, which began operations in mid-2021, as well as the previously announced downstream project in Mexico. Ternium expects to invest approximately $2.2 billion toward the construction of an electric arc furnace (EAF)-based steel shop with annual capacity of 2.6 million tons, as well as a direct reduced iron (DRI) module with annual capacity of 2.1 million tons. The slab production capacity program will also include the construction of a port facility for raw material handling. The Company currently expects to commission these facilities in the first half of 2026. The Company anticipates the new upstream and ongoing downstream initiatives to add a total of approximately $2.9 billion to Ternium’s capital expenditure over the next four years after 2023.

b) Ternium to Increase its Participation in Usiminas Control Group - New Governance Structure of Usiminas

On March 30, 2023, Ternium S.A. announced that its subsidiaries Ternium Investments and Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A., all of which compose the T/T group within Usiminas control group, have entered into a share purchase agreement to acquire from Nippon Steel Corporation, Mitsubishi and MetalOne (the “NSC group”), pro rata to their current participations in the T/T group, 68.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”) at a price of BRL10 per ordinary share. Pursuant to the transaction, Ternium would pay approximately $111.0 million in cash for 57.7 million ordinary shares, increasing its participation in the Usiminas control group to 51.5% and in the issued and outstanding share capital to 25.1%. The transaction is subject to approval by Brazil’s antitrust authorities and will be financed with cash on hand.

The Usiminas control group holds the majority of Usiminas’ voting rights and manages the company based on mutual trust. Upon the closing of this transaction, the T/T group will hold an aggregate participation of 61.3% in the control group, with the NSC group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7.1%, respectively.

The Usiminas control group members have also agreed a new governance structure in the best interest of Usiminas. The T/T group will nominate a majority of the Usiminas board of directors, the CEO and four other members of Usiminas board of officers, and ordinary decisions may be approved with a 55% majority of the control group shares.

At any time after the second anniversary of the closing of the transaction, the T/T group will have the right to buy the NSC group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of BRL10 per share and the 40-trading day average price per share immediately prior to the date of exercising the option. In addition, the NSC group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T group the opportunity to buy them at the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T group at BRL10 per share.
.

/s/ Pablo Brizzio
Pablo Brizzio
Chief Financial Officer

Item 19. Exhibits

Exhibit Number	Description

1.1	Consolidated Articles of Association of Ternium S.A., dated as of June 5, 2020*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

2.2	Description of securities

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***

4.3	Shareholders Agreement, dated April 10, 2018, between Nippon Steel & Sumitomo Metal Corporation, Nippon Usiminas Co., Ltd., Ternium Investments S.à r.l., Confab Industrial S.A., Prosid Investments S.A., Ternium Argentina S.A., Previdência Usiminas, Metal One Corporation and Mitsubishi Corporation do Brasil S.A. ****

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Statement explaining alternative performance measures

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on March 30, 2022 (File No. 001-32734 22787307).

**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

***	Incorporated by reference to the Registration Statement on Form F-1, filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on April 24, 2018 (File No. 001-32734 18771303).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TERNIUM S.A.

/s/ Pablo Brizzio
Name:	Pablo Brizzio
Title:	Chief Financial Officer

Date: March 30, 2023