Form 20-F
period 2023-12-31
Ternium S.A.
filed 2024-03-28
CIK 1342874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended 31 December 2023

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☒	Accelerated Filer	☐	Non-accelerated filer	☐
				Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    s ☐
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

CERTAIN DEFINED TERMS
In this annual report, unless otherwise specified or if the context so requires:
•References to "shares" are to ordinary shares, par value $1.00, of the Company; and references to “ADSs” are to the American Depositary Shares, which are evidenced by American Depositary Receipts;
•References to “billions” are to thousands of millions, or 1,000,000,000;
•References to the “Company” are exclusively to Ternium S.A., a Luxembourg société anonyme;
•References to “Exiros” are to Exiros B.V., a Dutch corporation, and its subsidiaries under the brand “Exiros”;
•References to “finished steel products” are to steel products other than steel slabs;
•References to “San Faustin” are to San Faustin S.A., a Luxembourg société anonyme and the Company’s indirect controlling shareholder;
•References to “Techgen” are to Techgen S.A. de C.V., a Mexican corporation, 48% owned by Ternium, 22% owned by Tenaris and 30% owned by Tecpetrol;
•References to “Tecpetrol” are to Tecpetrol International S.A., a wholly owned subsidiary of San Faustin;
•References to “Tenaris” are to Tenaris S.A., a Luxembourg société anonyme and a shareholder of the Company;
•References to “Tenigal” are to Tenigal S.R.L. de C.V., a Mexican company, 51% owned by Ternium and 49% owned by Nippon Steel Corporation, or NSC;
•References to “Ternium,” “we,” “us” or “our” are to Ternium S.A. and its consolidated subsidiaries;
•References to the “Ternium companies” are to the Company’s manufacturing subsidiaries, namely Ternium México S.A. de C.V., or “Ternium Mexico,” a Mexican corporation; Ternium Brasil Ltda., or “Ternium Brasil” (formerly, CSA Siderúrgica do Atlântico Ltda.), a Brazilian corporation; Ternium Argentina S.A., or “Ternium Argentina”, an Argentine corporation; Ternium Colombia S.A.S., or “Ternium Colombia”, a Colombian corporation; Ternium del Atlántico S.A.S., a Colombian corporation; Ternium Internacional Guatemala S.A., a Guatemalan corporation; Ternium USA Inc., a Delaware corporation; Las Encinas S.A. de C.V., or “Las Encinas,” a Mexican corporation; Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V., or “Consorcio Peña Colorada,” a Mexican corporation; and, in each case, each of their respective subsidiaries; and Usiminas;
•References to “Ternium Investments” are to Ternium Investments S.à r.l., a Luxembourg société à responsabilité limitée, and a wholly owned subsidiary of the Company;
•References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons; and
•References to “Usiminas” are to Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, a listed Brazilian corporation controlled by Usiminas’ control group, which is composed of Ternium Investments, Ternium Argentina, and Tenaris’s subsidiary, Confab Industrial S.A. (all of which conform the T/T Group); NSC, Metal One Corporation and Mitsubishi Corporation (all of which comprise the NSC Group); and Usiminas’ pension fund, Previdência Usiminas. For further information on our investment in Usiminas, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments-Usiminas” and note 3 to the consolidated financial statements included in this annual report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION
Accounting Principles
We prepare our consolidated financial statements in accordance with IFRS Accounting Standards (International Financial Reporting Standards) as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union. IFRS differs in certain significant aspects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. Additionally, this annual report includes certain non-IFRS alternative performance measures such as “Net Cash” and “Free Cash Flow”. The reconciliation of non-IFRS alternative performance measures to the most directly comparable IFRS measures is included in Exhibit 15.1. We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

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
On December 31, 2023, the U.S. dollar sell exchange rate in Mexico (as published by Banco de México, the Mexican central bank) was MXN16.8935=$1.00; the U.S. dollar sell exchange rate in Brazil (as published by Banco Central do Brasil, the Brazilian central bank) was BRL4.8413=$1.00; the U.S. dollar sell exchange rate in Argentina (as published by Banco Central de la República Argentina, the Argentine central bank) was ARS808=$1.00; and the U.S. dollar average exchange rate in Colombia (as published by Banco de la República, the Colombian central bank) was COP3,822=$1.00. Those rates may differ from the actual rates used in preparation of the Company’s consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into any of these currencies.
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
We use words such as “aim,” “will continue,” “will likely result,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are based on management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied by those forward-looking statements. These factors include the risks related to our business discussed under Item 3. “Key Information—D. Risk Factors,” and among them, the following:
•uncertainties about steel consumers' behavior in the markets in which Ternium operates and sells its products;
•steel price changes and trends in the countries in which Ternium operates;
•the activities, in the markets in which Ternium operates, of existing and new competitors whose presence may affect Ternium’s customer mix, revenues and profitability;
•increases in the prices of raw materials, slabs, energy or other inputs, or other events affecting supply and demand of raw materials, slabs, energy or other inputs, such as supply disruptions resulting from the Russia- Ukraine armed conflict;
•economic, political, social and regulatory developments and conditions in the countries in which Ternium owns facilities or in other countries, which may impact Ternium’s business activities or investments;
•continuing inflation or deflation, and fluctuation of foreign exchange rates in the countries in which Ternium operates;
•volatility in interest rates;
•performance of financial markets globally and in the countries in which Ternium operates;
•contingencies associated with Ternium's acquisition of a participation in Usiminas' control control; failure or delay in completing Ternium's strategy for Usiminas, or fully maximizing combined competitive strengths; the operating and financial performance of Usiminas and the Brazilian economy in general; and the trading price of Usiminas’ ordinary and preferred shares;

•changes to applicable laws and regulations, including changes relating to tax, trade and foreign exchange matters, or the imposition of tariffs, quotas, or other trade barriers or trade sanctions;
•regional or general changes in asset valuations;
•uncertainties as to the result of our iron ore exploration activities, the successful exploitation of our mines and ability to maintain iron ore and pellets product rates over time, the actually recoverable mineral resources and reserves and actual mine life, and our ability to maintain peaceful relationships with local communities;
•our ability to successfully implement our business strategy, the impact of past or future acquisitions on Ternium’s operations or profits, and our ability to timely complete our strategic growth projects;
•international conflicts, public health epidemics and other political, social, or economic conditions and developments in the countries in which we operate; and

•other factors or trends affecting the steel and mining industries generally and our financial condition in particular.

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
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on Ternium’s business, financial condition and results of operations, which could in turn affect the price of the Company’s shares and ADSs.

Risks Relating to the Steel Industry

A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel, which would have a material adverse effect on the steel industry and Ternium.

Steel demand is sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products and are also affected by national, regional or global economic conditions. A downturn in economic activity would reduce demand for steel products, which would have a negative effect on the steel industry generally and specifically on our business and results of operations. In 2020, the rapid expansion of the SARS-CoV-2 virus, the surfacing of new strains of the virus in several countries, and the containment measures adopted by governmental authorities triggered an unprecedented crisis that resulted in a severe contraction in gross domestic product and steel consumption globally, affecting all steel markets in which Ternium had significant exposure. Global activity levels improved during the second half of 2020 and steel demand recovered to pre-COVID levels in 2021. In 2022, the Russian invasion of Ukraine led to higher global prices of certain commodities and energy, contributing to higher inflation rates and negatively affecting economic activity. In addition, central banks in many countries tightened monetary conditions during 2022 and 2023 in response to elevated inflation rates. These factors led to a contraction in global steel consumption in 2023.

Uncertainty regarding global or regional economic activity remains high. A recession affecting developed economies, or slower growth or recessionary conditions in emerging economies would exact a heavy toll on the steel industry and adversely affect the overall steel business and specifically our business and results of operations.

A protracted fall in steel prices or price volatility would have a material adverse effect on the results of Ternium.

Steel prices are volatile and are sensitive to trends in steel demand and raw material costs, such as steel scrap, iron ore and metallurgical coal costs. Historically, the length and nature of business cycles affecting steel demand and raw material costs have been unpredictable. Steel prices have been significantly fluctuating in response to market trends, costs of raw materials and world events (including, in recent years, COVID pandemic and international conflicts, such as the Russian invasion of Ukraine). For instance, US prices of hot-rolled coils bottomed in 2020 to USD485 per ton, peaked at USD2,135 per ton in 2021, and then showed significant volatility during 2022 and 2023. A protracted fall in steel prices could result in lower revenues, adversely affecting Ternium’s operating results.

Furthermore, if raw material costs decline, the resulting reduction in steel production costs would not be immediately reflected in Ternium’s operating results as we would first consume existing inventories acquired prior to such raw material cost decrease (First In - First Out accounting methodology). Similarly, we may be unable to recover, in whole or in part, increased costs of raw materials and energy through increased selling prices on steel products, or it may take an extended period of time to do so.

Regional or worldwide excess steel production capacity may lead to unfair trade practices in the international steel markets and/or to intense competition, hampering Ternium’s ability to sustain adequate profitability.

The steel industry is affected by economic cycles, as well as by regional or worldwide production overcapacity. Historically, the steel industry has suffered, especially on downturn cycles, from substantial overcapacity. In the last decade, overcapacity has been particularly severe in China. More recently, there have been several new steel making and steel processing facilities under construction or ramping-up in the United States and Mexico, which could contribute to an excess of steel production capacity in the region. For further information on competition in the Mexican steel market see Item 4. “Information on the Company—B. Business Overview—Competition —Steel—Mexico”.

Excess steel production capacity may require several years to be absorbed by demand and, consequently, may contribute to an extended period of depressed margins and industry weakness. International trade of steel products conducted under unfair conditions increases particularly during downturn cycles and as a result of production overcapacity. Unfair trade practices may result in the imposition by some countries (that are significant producers and consumers of steel) of antidumping and countervailing duties or other trade measures and may cause fluctuations in international steel trade. The imposition of such trade remedies or temporary tariffs on major steel exporters in significant steel producing countries could in turn exacerbate pressures in other markets, including those to which Ternium is exposed as exporters target such other markets to compensate, at least partially, for the loss of business resulting from the imposition of trade remedies or tariffs.

China is the largest steel producing country in the world, accounting for more than half of worldwide crude steel production, and Chinese exports of steel products to many countries, including exports to Europe, the United States and Mexico, have been subject to the imposition of antidumping and countervailing duties and other trade measures. A decrease in steel consumption or an increase in steel production in China, could cause aggressive Chinese steel export offers, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those to which we are exposed. For example, in 2023 there was a surge in the import of flat steel products in Brazil of approximately 42% compared to 2022, mainly consisting of low-priced steel imports from China, adversely affecting Brazilian domestic steel production. Similarly, a downturn in global or regional economic activity could encourage unfair steel trade practices adversely affecting the steel industry and Ternium’s business and results of operations. For further information, see Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations".

Sales may fall as a result of fluctuations in industry inventory levels or disruptions in Ternium customers’ supply chains.

Inventory levels of steel products held by our customers can vary significantly from period to period, as they either draw from existing inventory or accumulate further inventory in response to market conditions and prospects. As a result, purchased volumes may be irregular. In addition, supply chain disruptions could reduce customer demand for steel products. For example, in 2021 vehicle production was severely affected by a shortage of semiconductors that, in turn, affected our steel sales. More recently, foreign exchange restrictions in Argentina reduced our customers’ ability to import raw materials and intermediate goods, negatively impacting manufacturing activity and, as result, steel demand in the country. For additional information, please see note 30 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report. Fluctuations in steel inventory levels and disruptions in customers’ supply chains can temporarily affect the demand for, and price of, steel products and, accordingly, Ternium may not be able to increase or maintain its levels of sales volume or prices.

Intense competition could cause Ternium to lose its market share and adversely affect its revenues.

The market for steel products is highly competitive, particularly with respect to price, quality and service. In both global and regional markets, Ternium competes against other global and local producers of steel products, which in some cases have greater financial and operating resources or direct and indirect governmental support. Competition could result in declining margins and reduced shipments. Competitors could use their resources in a variety of ways that may affect Ternium negatively, including by making additional acquisitions, implementing modernization programs, expanding their production capacity or investing more aggressively in product development among others.

To the extent that competitors become more efficient, our sales could suffer as operations confront stronger competition and could fail to preserve their current share of the relevant geographic or product markets. In addition, there has been a trend in the past toward steel industry consolidation among competitors, and current competitors in the steel market could become larger competitors in the future. For further information on competition and investments in the steel industry, see Item 4. “Information on the Company—B. Business Overview—Competition.”

Moreover, Ternium and other steel makers compete against suppliers of alternative materials, including aluminum, wood, concrete, plastic and ceramics. In particular, certain customers, such as the automotive industry, are increasing their consumption of lighter-weight materials, such as high-pressure aluminum obtained through die casting, composites and carbon fiber, sometimes as a result of regulatory requirements or government initiatives aimed at transitioning to a lower-carbon economy. Competition from these alternative materials could adversely affect the demand for, and consequently the market prices of, certain steel products and, accordingly, could affect our sales volumes and revenues.

Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability.

The manufacture of steel products requires substantial amounts of steelmaking raw materials, slabs, energy and other inputs from domestic and foreign suppliers. Ternium’s raw materials and inputs include large quantities of slabs, iron ore, metallurgical coal, pulverized coal for injection, scrap, ferroalloys, refractories, natural gas, electricity, oxygen and other gases consumed in operating blast and electric arc furnaces, as well as downstream facilities. The availability and pricing of raw materials, slabs, energy and other inputs used in our operations are subject to multiple factors, including market conditions, government regulations or intervention, including import controls and international sanctions, allocation by suppliers, interruptions in production, or other events that can affect continuity of supply and prices, such as wars, natural disasters, chronic climate changes, accidents and epidemics.

Purchased slabs are a key component of Ternium’s production process. Industry consolidation and integration of slab making facilities into finished steel products have been reducing the availability of slabs in the global market. For example, in 2023 ArcelorMittal acquired Companhia Siderúrgica do Pecém (CSP), a Brazilian slab maker that used to be a significant supplier of slabs in the international markets. In addition, ArcelorMittal gradually integrated its slab facility in Lázaro Cárdenas, Mexico, with the steel processing facilities located in Alabama, U.S., that it had acquired together with Nippon Steel Corporation (NSC) in February 2014. Furthermore, in 2021 ArcelorMittal inaugurated a new hot-rolling mill in Lázaro Cárdenas that led to a further integration of its slab facility in that site. Additionally, the Russian invasion of Ukraine in February 2022 and the consequent wave of trade sanctions imposed by the United States, the United Kingdom, and the European Union, among other countries, against certain Russian institutions, companies and citizens, resulted in a disruption to the global supply of slabs and other inputs consumed in the steel production process. New international sanctions against Russian steel companies or citizens that have not been affected by current sanctions could result in slab scarcity and/or increases in slab prices in the market, which would have a material adverse effect on Ternium’s business and results of operations.

We have usually been able to procure sufficient supplies of raw materials, slabs, energy and other inputs to meet our production needs; however, we could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of main inputs used in our operations (including as a result of strikes, lockouts, sanctions and other trade restrictions, accidents or natural disasters, armed conflicts, worldwide price fluctuations, the availability and cost of transportation, global epidemics or other factors) would result in lost sales and/or lower margins, and would have a material adverse effect on our business and results of operations. For further information related to effects of global events see “- Risks Relating to the Steel Industry – A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel, which would have a material adverse effect on the steel industry and Ternium”. For further information related to the consolidation trend in the steel industry see Item 4. “Information on the Company—B. Business Overview—Competition.”

Ternium depends on a limited number of key suppliers.

We depend on a limited number of key suppliers for the provision of certain key inputs. For example, in 2023 Ternium Argentina and Ternium Brasil purchased iron ore mainly from Vale, a Brazilian company. There is a trend in the industry towards consolidation among suppliers of raw materials, slabs and other inputs. We have entered into long-term contracts for the supply of some (but not all) of our principal inputs and expect that such agreements will be maintained and, depending on the circumstances, renewed. However, if any key supplier fails to deliver, or if existing contracts cannot be renewed in the future, or if applicable regulations or sanctions limit or prohibit purchases from certain suppliers, we could face limited access to certain raw materials, slabs, energy or other inputs, or could be subject to higher costs and delays resulting from the need to obtain our input requirements from other suppliers.

Risks Relating To Ternium’s Business and Growth Strategy

Past or future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.

A key element of Ternium’s business strategy is to identify and pursue growth-enhancing opportunities. As part of that strategy, Ternium regularly considers acquisitions, greenfield and brownfield projects and other significant investments. Over the last decade, we made two large acquisitions, one involving a participation in the control group of Usiminas, the largest flat steel producer in Brazil, and the other involving CSA, a Brazilian steel slab producer. Recently announced organic investments include the construction of a new steelmaking facility and a direct reduction unit in Pesquería, as well as a new port facility for raw material handling. In addition, Ternium is advancing with the construction of a cold-rolling mill, a hot-dipped galvanizing line, a push-pull pickling line and finishing lines in its industrial center in Pesquería. For information on significant investments, see Item 4. “Information on the Company—B. Business Overview—Our Business Strategy and —Capital Expenditure Program”.

Any acquisition, investment or other growth project will depend on market and financing conditions. We must necessarily base any assessment of potential acquisitions or organic investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. In addition, we may fail to find suitable acquisition targets or fail to consummate our acquisitions under favorable conditions. Our acquisitions or other investments may not perform in accordance with expectations and could have an adverse impact on our operations and profits. Furthermore, we may be unable to successfully integrate any acquired businesses into our operations, realize expected synergies or accomplish the business objectives that were foreseen at the time of deciding any such investment. Moreover, Ternium may also acquire, as part of future acquisitions, assets unrelated to its business, and we may not be able to integrate them or sell them under favorable terms and conditions. Integration of any acquired businesses would require a significant amount of time and resources from management and employees. Finally, the existence of other minority shareholders at any acquired companies, including Usiminas and its subsidiaries, could delay or prevent us from completing our strategy or fully maximizing our combined competitive strengths. These risks could have an adverse impact on the ongoing business and a material adverse effect on our financial condition and results of operations.

In addition, acquisitions may be subject to challenges or investigations by governmental authorities, including antitrust and consumer-protection authorities. The costs of complying with authorization or investigation procedures may be significant. Also, antitrust authorities are looking very closely at the effects of acquisitions and may deny authorizations, impose conditions that may result in significant costs or deprive Ternium from the advantages and expected synergies of acquisitions, or initiate investigation upon challenges brought by third parties. Challenges to acquisitions or other investments, and failure to obtain, or conditions imposed for the granting of, authorizations may block or delay transactions, which could have an adverse effect on our financial condition and results of operations.

Ternium’s strategic growth projects could be delayed, the cost of those projects could increase, or Ternium’s competitiveness could be affected, if the operations of certain suppliers of heavy equipment are disrupted by geopolitical risk, adversely affecting Ternium’s growth opportunities and profitability.

Ternium is expanding its industrial facilities in Mexico to advance the continued integration of its industrial system and reinforce its position as a leading steel supplier in the region. In a market that is increasingly demanding differentiated products and services, the implementation of the United States-Mexico-Canada Agreement, or USMCA, trade agreement and the nearshoring of manufacturing capacity in the steel value chain have made Mexico an attractive destination for continued investment. Ternium’s expansion plan includes a steelmaking facility, a cold-rolling mill, a hot-dipped galvanizing line, a push-pull pickling line and finishing lines in Pesquería and new port facilities for raw material handling. These facilities are expected to gradually start-up during 2024, 2025 and 2026 at a total cost of approximately $3.5 billion. For information on significant investments, see Item 4. “Information on the Company—B. Business Overview—Our Business Strategy and —Capital Expenditure Program”.

The proper execution of this complex expansion plan relies, among other factors, on timely manufacturing, delivery and commissioning of the equipment ordered for the new facilities, especially those related to the new steel mill, in light of the USMCA’s new “melted and poured” manufacturing requirements, to become effective in July 2027, for steel to be considered as originating in North America for USMCA tax purposes. Geopolitical conflicts may expose some of our suppliers of heavy equipment to government actions or sanctions preventing them from shipping the equipment or us to continue purchasing products from, or making payments to such suppliers, and we may not be able to promptly procure such equipment from an alternative facility of such supplier or from other suppliers, or we may be required to purchase equipment at increased prices, which could result in increased expenses and/or a delayed execution of our growth plans. In addition, delayed compliance with the new USMCA’s steel manufacturing requirements would affect our market competitiveness and may hurt our profitability and net worth.

Ternium may be required to record a significant charge to earnings if it must reassess its goodwill, other amortizable intangible assets, investments in non-consolidated companies, property, plant and equipment and other long-lived assets.

In accordance with IFRS, management must test our assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets subject to testing include goodwill, intangible assets, investments in non-consolidated companies, property, plant and equipment and other long-lived assets. In addition, management must test for impairment goodwill at least once a year, whether or not there are indicators of impairment. IFRS requires Ternium to recognize a charge in an amount equal to any impairment.

We review periodically the recoverability of our investments. As of December 31, 2023, goodwill in connection with our Mexican subsidiaries amounted to $662.3 million and the carrying value of our investment in non-consolidated companies amounted to $517.3 million. If Ternium’s management determines in the future that the goodwill from its acquisitions, its investments in non-consolidated companies or the carrying value of its property, plant and equipment and other long-lived assets are impaired, Ternium will be required to recognize a charge against earnings, which could materially adversely affect our results of operations and net worth. In the past, Ternium recorded impairment charges several times. For example, as of December 31, 2012, September 30, 2014, December 31, 2015, and September 30, 2022, we wrote down our investment in Usiminas by $275.3 million, $739.8 million, $191.9 million and $120.4 million, respectively. In the fourth quarter of 2023, we recorded a $42.3 million impairment charge of certain mining assets from Las Encinas. See note 4(e)(2) “Accounting Policies – Intangible Assets – Mining Assets” to our consolidated financial statements included in this annual report, and for information on impairments recorded by Ternium, see note 4(f) “Accounting Policies – Impairment” of our audited consolidated financial statements included in this annual report.

In addition, in July 2023, Ternium increased its participation in Usiminas control group and began to consolidate Usiminas. As a result of this transaction, Ternium recorded a $1.1 billion non-cash net loss composed of (i) a loss of $935 million corresponding to items recognized as of the acquisition date, in “Other Comprehensive Income” related to Ternium’s previous stake in Usiminas. This negative reserve was mainly related to CTA losses due to the impact on Usiminas valuation of the depreciation, over the years, of the Brazilian Real versus the U.S. dollar, as Usiminas uses the Brazilian Real as its functional currency. As a result of the increase in the participation in Usiminas, items recognized in Other Comprehensive Income related to Ternium’s previous stake in Usiminas were recycled to the results of the period. The resulting $935 million loss is non-cash, it has no income tax effects and did not change the value of Ternium’s equity; and (ii) a net loss of $171 million as a result of the purchase price allocation related to the business combination performed in the third quarter of 2023 and the remeasurement of Ternium’s previous stake in Usiminas. For further information, see note 3 “Acquisition of Business—Increase of the participation in Usiminas control group and new governance structure of Usiminas”, to our consolidated financial statements included in this annual report.

Any further write-downs to or revaluation of Ternium’s assets or investments could have a material adverse effect on Ternium’s results of operations or net worth.

If Ternium does not comply with laws and regulations designed to combat governmental corruption in countries in which it sells its products, it could become subject to fines, penalties or other sanctions and Ternium’s sales and profitability could suffer.

We conduct our business in certain countries known to experience governmental corruption. Although Ternium is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and other anti-corruption laws adopted by the main countries in which we operate (including Mexico, Argentina, the United States, Brazil and Colombia), which impose strict criminal liability on companies for corrupt practices undertaken by their employees or representatives. In addition, we cannot give any assurance that we will detect all illegal activity that may have been conducted before the acquisition at any acquired business.

Labor disputes could result in work stoppages and disruptions to Ternium’s operations negatively impacting our results.

A substantial majority of Ternium’s employees at its manufacturing subsidiaries are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to or during the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or, occasionally, during other periods for other reasons. Ternium’s subsidiaries could also suffer plant stoppages or strikes if they were to implement cost reduction plans. From time to time, we take measures to increase competitiveness; none of the measures taken in the past have resulted in significant labor unrest. However, we cannot assure that this situation will remain stable or that future measures will not result in labor actions against Ternium companies. Any future stoppage, strike, disruption of operations or new collective bargaining agreements could result in lost sales and could increase our costs, thereby affecting our results of operations. For further information on the geographic distribution of employees, see Item 6. “Directors, Senior Management and Employees—D. Employees”.

Changes in exchange rates or any limitation in Ternium’s ability to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.

Our operations expose us to the effects of changes in foreign currency exchange rates and changes in foreign exchange regulations. A significant portion of Ternium’s transactions is carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact Ternium companies’ results as reported in their income statements and statements of financial position. In the ordinary course of business, Ternium companies may see fit to enter into exchange rate derivatives agreements to manage exposure to exchange rate changes. Future regulatory or financial restrictions in the countries where we operate may reduce our ability to manage our exposure to exchange rate fluctuations, and thus could cause an adverse impact on our results, financial condition or cash flows. For information concerning the effect of the changes in exchange rates on our business and results, see Item 5. “Operating and Financial Review and Prospects—Overview”.

In addition, Usiminas, which we began to consolidate in July 2023, uses the Brazilian real as its functional currency. Accordingly, any fluctuation of the BRL exchange rate will impact non-BRL balances’ exposure in Usiminas’ balance sheet and, therefore, impact Ternium’s balance sheet and results of operations. Additionally, as Usiminas has the BRL as its functional currency, any fluctuation in the BRL/USD exchange rate will affect Ternium's balance sheet with impact in the statement of comprehensive income as currency translation adjustment.

Cyberattacks could have a material adverse impact on Ternium’s business and results of operations.

For purposes of carrying out its operations, Ternium relies heavily on information systems; and digital technologies have an increasingly significant role across the business. Although we devote significant resources to protect our systems and data, and continually monitor external developments and available information on threats and security incidents, we have experienced and we expect to continue experiencing varying degrees of cyber incidents in the normal conduct of business, and also occasionally experience sophisticated cybersecurity threats including actual or potential unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, spoofing and/or other cyberattacks. Cybersecurity threats and incidents often arise from numerous sources, many of which fall beyond our control, such as fraud or malice from third parties, including fraud involving business email, failures of computer servers or other accidental technological failure, electrical or telecommunication outages or other damage to its property or assets.

Cybersecurity threats and incidents, such as phishing attacks, attempts to compromise user credentials, attempts to compromise firewall infrastructure, fake websites, impersonation and whaling, continued to increase throughout 2023. The sophistication of these attacks also grew at a fast pace, with issues such as remote work bearing a significant concern for companies in different industries. Microsoft has informed that the manufacturing sector was the industry most subject to ransomware attacks in 2023. Experts agree that cyberattacks are increasing in sophistication and frequency and call for a global response to cybersecurity threats, and regulators are placing increased focus on cybersecurity and its effects.

Cyber ecosystem risk is becoming more problematic. According to the World Economic Forum’s 2024 Global Cybersecurity Outlook, the gap between organizations that are cyber resilient and those that are not is widening at an alarming rate and this phenomenon is particularly alarming in light of the interconnected nature of the cyber ecosystem. According to data set forth in such Report, 41% of the organizations that suffered a material incident in the past 12 months attributed the incidents to a third party, and 54% of the organizations have insufficient visibility into the vulnerabilities of their supply chain. This raises a significant concern as even resilient companies may be exposed to the vulnerabilities of third-party suppliers, service providers or clients.

In addition, emerging technologies, like generative artificial intelligence (AI), which are becoming available more widely and faster, are expected to exacerbate cyber resilience challenges. Approximately half of executives surveyed at the World Economic Forum’s annual meeting on cybersecurity stated that advances in adversarial capabilities (phishing, malware, deepfakes) present the most concerning impact of generative AI on cybersecurity concerns.

The cybersecurity incidents we suffered in 2023 were contained in a timely manner. Four incidents evidenced a high level of sophistication. None of the cybersecurity incidents led to any known breaches of business-critical IT systems and, as such, did not result in any material business impact to Ternium.

In this context, we continue to seek to improve cybersecurity controls, processes and procedures to monitor, detect, evaluate and respond to hacking, malware infection, cybersecurity compromise and other risks. In addition, we carry out cybersecurity awareness and ethical phishing campaigns aimed at protecting us against cyberthreats. Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems and measures that we have put in place to prevent or limit the effects of cyber incidents or attacks and the mitigation actions adopted in connection with such attacks will be sufficient to prevent or detect such incidents or attacks, to avoid a material adverse impact on our systems. While we continue to attempt to mitigate these risks, we remain vulnerable to additional known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks.

If Ternium’s systems and measures for protecting against cybersecurity risks are circumvented or breached, this could result in disruptions to its business and operations (including but not limited to, defective products, production downtimes or loss of productivity), access to financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including intellectual property and customer data), as well as damage to our reputation with customers and the market, failure to meet customer requirements, customer dissatisfaction and/or regulatory fines and penalties (including for inadequate protection of personal data and/or failure to notify the competent authorities for such breach) or other financial costs and losses.  In addition, failure to adequately and timely monitor and evaluate our hardware and software systems and applications to prevent or manage technology obsolescence risks may result in increased costs, increased operational risk of service failure, loss of technology competitiveness and reputation.

In addition, given that cybersecurity threats continue to evolve, we may be required to devote additional resources in the future to enhance its protective measures or to investigate and/or remediate any cybersecurity vulnerabilities. Ternium does not currently maintain cybersecurity insurance and the insurance it carries for property damage and general liability may not protect Ternium from damages derived from cyber events. Moreover, any investigation of a cyberattack would take time before completion, during which Ternium would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of any cyberattack).

Furthermore, in response to the increase in the number and sophistication of ransomware attacks, U.S. and other regulatory agencies have implemented regulations to prevent victims from making ransomware payments and to deter third parties from facilitating or processing such payments to cyber actors. This would constrain our ability to deal with ransomware attacks, should they occur.

For information regarding Ternium’s cybersecurity risk management and strategy, see Item 16K. “Cybersecurity”.

The physical risks resulting from climate change, including extreme weather conditions and shifts in weather patterns may adversely impact Ternium’s business, results of operations and net worth.

Ternium’s business has been, and in the future could be, affected by severe weather conditions in areas where operations are carried out, which could materially damage our production facilities and general infrastructure or affect the normal course of business, and result in a material adverse effect on Ternium’s financial results. Extreme weather events and natural disasters, such as hurricanes, cyclones, droughts, floods and fires could affect businesses’ operations, workforce, markets, infrastructure, raw materials and assets. For example, in the last few years, low water levels at the Paraguay and Paraná waterways disrupted in several occasions the supply of iron ore from Brazil’s iron ore mines in the Pantanal Region (Mato Grosso do Sul state) to Ternium Argentina, requiring from time to time the procurement of higher-cost iron ore from alternative sources and an increase of iron ore inventories. In addition, during the first quarter of 2021, extreme weather conditions in the southern United States and northern Mexico disrupted the provision of natural gas and energy to operations in Mexico, negatively affecting steel production levels.

The communities surrounding our main operation sites in Argentina, Brazil and Mexico are vulnerable to flooding due to extreme weather events. In the past, certain operations in Brazil and Argentina experienced intense rainfall affecting personnel’s access to the facilities. In addition, as Ternium Mexico’s facilities are located at water stressed areas, its operations in the country could be affected by water shortages and/or increased water costs, including as a result of measures taken by local governments in order to prevent or deal with critical situations caused by severe draughts. For example, in response to severe draughts affecting the metropolitan area of Monterrey in the state of Nuevo León, Mexico, the national water authority suspended new freshwater use concessions in the Monterrey area in 2022 and 2023. Although this event did not have a significant impact on our operations in the region, we cannot predict the impact of future similar events, in Mexico or elsewhere, to its operations and financial condition.

Extreme weather events and natural disasters could result in damage to property, delays in production or shipments and, in extreme cases, death or injury to persons. Any of the foregoing could create liability for Ternium.

Also, chronic climate changes, such as changes in precipitation patterns and rising of temperatures and sea levels may result in increased operating costs or capital expenditures, due to supply shortages or damage to facilities, personnel evacuation, increased insurance premiums or reduced availability of insurance, decreases in revenue derived from lower sales, disruption of operations or lower production levels, negative impact on workforce and write-offs and/or early retirement of assets, all of which could adversely affect our financial condition, results of operations and cash flows.

Ternium does not carry business interruption insurance, and the insurance that Ternium maintains for property damage and general liability may not be adequate or available to protect us under such events, its coverage may be limited, or the amount of insurance may be less than the related loss.

Risks Relating to the Mining Activities

Ternium has equity interests in two iron ore mining companies: a 100% interest in Las Encinas and a 50% interest in Consorcio Peña Colorada. Ternium’s mining activities are located in Mexico. In addition, Usiminas, which we began to consolidate in July 2023, holds a 70% equity interest in Mineração Usiminas, a mining company located in Brazil. For information related to the risks of doing business in Brazil and Mexico see “-Risks Relating to the Countries in which Ternium Operates”. In addition, Ternium’s mining activities are subject to the following risks:

Operational accidents and unexpected natural catastrophes may damage the environment, destroy properties and affect production or cause injuries and death, which would adversely impact Ternium’s operations and profitability, and result in material liabilities.

Las Encinas, Consorcio Peña Colorada and Mineração Usiminas carry out extractive, processing and logistical operations. Liabilities associated with such mining activities include those resulting from tailings and sludge disposal, effluent management, iron ore pulp and fines transportation, and rehabilitation of land disturbed during the mining processes. The operations involve the use, handling, storage, discharge and disposal of hazardous substances and bulk material, and the use of natural resources. The iron ore mining industry is generally subject to significant risks and hazards, including environmental pollution, such as spilling or emissions of polluting substances or other hazardous materials; operational incidents, such as open-cut pit wall failures, rock falls, tailings dam breaches or incidents from the storage, transportation or use of explosives; transportation incidents, involving mobile equipment or machinery, slurry pipes and cable transportation; and may also be subject to unexpected natural catastrophes. This could result in environmental damage, damage to or destruction of properties and facilities, personal injury or death, and delays in production. For example, in January 2022, unusually heavy rains damaged internal roads and drainage systems, affecting Mineração Usiminas’ iron ore production and shipments during that month. By March 2022, Mineração Usiminas was able to fully normalize its operations.

Although most of the tailings dams used by Las Encinas and Consorcio Peña Colorada meet the strictest international seismic standards, new reinforcements are expected to be completed by Consorcio Peña Colorada by year-end 2024 in one of its tailings dams in order to reduce risks of collapse under a severe earthquake. This reinforcement project follows recommendations arising from stability studies conducted with the assistance of independent consultants. Although Ternium believes that, once completed, Consorcio Peña Colorada’s investment project will further mitigate the risk of incidents or failures at its tailings dam, failures or breaches may still occur prior to, or after, completion of reinforcement works. Furthermore, we cannot guarantee that failures or breaches will not occur in any tailings dam even when meeting the strictest international seismic standards. For further information, see Item 4. “Information on the Company - B. Business Overview - Mining”.

Mineração Usiminas, Las Encinas and Consorcio Peña Colorada may also be subject to claims under federal and local laws and regulations for toxic torts, natural resource damages and other damages, as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Claims for damages and reclamation may arise out of current or former conditions at sites that Ternium owns, leases or operates or at inactive sites that it currently owns, leased-land sites and third-party waste disposal sites. We may be held responsible for other sites in the future. It also could be subject to litigation for alleged bodily injuries arising from claimed exposure to hazardous substances allegedly used, released, or disposed of by Ternium. Environmental damages caused by mining operations may result in costs and liabilities that could materially and adversely affect Ternium’s margins, cash flow and profitability. Third-party claims based on environmental or physical damages may exceed the limit of liability of the insurance policies that Ternium may have in place.

Required governmental concessions could be subject to prior consultation with native communities in Mexico or local communities in Brazil, changes or termination, permits and rights of use and occupancy could be difficult to obtain or maintain and taxes or royalties applicable to the mining industry could increase, all of which could adversely affect Ternium’s mining activities and operating costs.

Mining activities are subject to specific regulations and depend on concessions and authorizations granted by governmental authorities. Increased government intervention or amendments to applicable laws and regulations as well as claims or legal actions from native or local communities or other third parties, may alter the terms pursuant to which mining companies are required to pursue exploration, mining and ore processing activities. Selected mining technologies, new taxes and/or royalties may be imposed on mining activities, leading to unexpected capital expenditures and higher costs. For example, in December 2011, the Minas Gerais state created a rate for the controlling, monitoring and supervision of exploration and mining activities of mineral resources, the TFRM rate, which determines a fix value per ton sold. In addition, in 2019, the federal and state governments issued new regulations for licensing of new dams, as well as the insertion of conditions for structures with population in the self-rescue zones, ranging from the guarantee of stability, expropriation or relocation of the population and de-characterization of dams, the implementation of which increased operating costs.

In April 2023, Mexico approved a significant reform to its mining laws. Among other changes, future mining activities have been prohibited in certain areas where superficial bodies of water exists, and areas declared by federal or local governments as natural reserves. In addition, governmental authorities are authorized to order removal of existing deposits under certain circumstances of location and risk. The new legislation prohibits the use of national waters for the transportation of certain materials, grants to the Mexican geological service exclusive rights to conduct exploration activities and provides for mandatory bidding processes in the granting of new exploration and exploitation concessions, limiting concessions to a 30-year duration with 25-year automatic extension and a further 25-year extension through a prior bidding process. Concessions may be revoked on certain grounds, including for failure to initiate or interrupt operations within a specified timeframe or to file a mine closing plan, and any kind of accidents could be punished with increased fines and other consequences. In addition, new permits entailing an increase in water consumption will be subject to several new conditions related to water availability in the regions were Las Encinas and Peña Colorada operate. Granting of new mining rights by the federal government will also be subject to the granting of new water consumption permits based on such new conditions. Furthermore, the new law seeks to regulate royalties or the sharing of profits with local communities, and mandates consultation processes with native and Afro-Mexican communities. The Supreme Court and other federal courts are analyzing the constitutionality of the new legislation. Mining companies operating in Mexico, including Las Encinas and Peña Colorada, expect their resolutions on the subject during 2024.

For further information on risks, including regulatory risk, relating to our operations in Mexico, see “- Risks Relating to the Countries in Which Ternium Operates - Mexico.”

Iron ore exploration and exploitation concessions in Brazil and Mexico as well as water concessions in Mexico may be revoked if the competent government authorities determine that mining companies do not comply with their obligations under the respective concession terms and agreements. Furthermore, in order to explore or exploit mines, it is necessary to obtain the right of use and occupancy of the land where the mines are situated. Even though government regulations frequently establish provisions intended to facilitate the establishment of such rights, in some cases it may be difficult to reach and maintain agreements with the native or local communities or landowners, or such agreements may be excessively onerous.

If Las Encinas, Consorcio Peña Colorada or Mineração Usiminas are unable to establish use and occupancy rights on acceptable terms, their mining activities may be compromised. In addition, Las Encinas, Consorcio Peña Colorada or Mineração Usiminas need to obtain, in the normal course of business, permits to operate new iron ore bodies at the mines and for the expansion of tailings deposit capacity in Mexico or areas for stocking piles and filtered waste in

Brazil. In particular, Consorcio Peña Colorada is seeking certain environmental permits in connection with the operation of its tailing dams, the delay of which is causing it to adjust, with the assistance of consultant companies, tailings operations and the deposition design plan. If Las Encinas, Consorcio Peña Colorada or Mineração Usiminas are unable to obtain required permits on a timely basis, they may need to alter their mining and/or production plans, which could lead to unexpected capital expenditures, higher costs and/or a disruption of its mining activities.

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

In addition, our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. As a result, no assurance can be given that the indicated amount of ore will be recovered from our reserves, or that it will be recovered at the anticipated rates, or that extracted ore will be converted into saleable production over the mine life at levels consistent with its reserve estimates. Resource and reserve estimates may vary in the future, and results of mining and production subsequent to the date of an estimate may lead to future revisions of estimates. Estimates of mine life may require revisions based on actual production figures, changes in resource and reserve estimates and other factors. For example, fluctuations in the market prices of minerals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties or other factors could affect Ternium’s mine life projections. To the extent that market price fluctuations or changes in its operating and capital costs increase the cost to explore, locate, extract and process iron ore, we may be required to lower our reserve estimates if certain ore reserves become uneconomical to mine.

Exploration activities are subject to uncertainties as to the results of such exploration; even if the exploration activities lead to the discovery of ore deposits, the effective exploitation of such deposits remains subject to several risks.

Exploration activities are highly speculative, involve substantial risks and may be unproductive. Ternium may incur substantial costs for exploration which do not yield the expected results. The failure to find sufficient and adequate ore resources could adversely affect our business. In addition, even if ore deposits are discovered, the ability to pursue exploitation activities may be delayed for a long time during which market conditions may vary. Significant resources and time need to be invested in order to establish ore resources through exploration, define the appropriate processes that shall be undertaken, obtain environmental licenses, concessions and permits (including water usage permits), acquire land, build the necessary facilities and infrastructure for greenfield projects and obtain the ore or extract the metals from the ore. If a project does not turn out to be economically feasible by the time it may be exploited, we may incur substantial write-offs.

Inability to complete activities required to maintain iron ore and pellets production rates over time could increase Ternium’s steel production cost.

Mining requires continuous investment and activities to sustain production rates such as the design of mining projects, the granting of environmental permits, the development of iron ore reserves and/or tailings dams, and the successful execution of civil works. A large share of Mineração Usiminas’ iron ore reserves and resources are made of an iron ore quality called Compactos, which is not able to be processed in Mineração Usiminas’ current facilities or would be processed at substantially lower rates. To be able to process the Compactos iron ore quality at a rate similar or higher than current processing rates, Mineração Usiminas’ is required to deploy a new project that entails new equipment and facilities and significant capital expenditures, the so called Compactos Project. If Mineração Usiminas does not approve or fails to timely develop this project, Mineração Usiminas’ iron ore shipments will stop once the reserves of other iron ore qualities are depleted, negatively affecting Ternium’s net sales and operating results. On the other hand, if Ternium’s mining companies in Mexico fail to timely carry out the activities required to maintain iron ore and pellets production rates over time, Ternium could have to substitute lower-cost iron ore produced in its mining operations with third-party iron ore in order to supply its steel operations, with a consequent increase in steel production cost.

Expected costs and capital expenditure requirements for exploration, exploitation or restoration activities may vary significantly and affect Ternium’s financial condition and expected results of operations.

Ternium may be subject to increased costs or delays relating to the acquisition of equipment for the exploration and exploitation of ore deposits, or restoration of exhausted mines. Moreover, we may face increasing costs or capital expenditure requirements related to several factors, including changes in environmental regulations, diminished iron ore reserve grades, deeper pits and operational sections of its mines, iron ore deposits within the pit area that are more difficult to locate or extract, additional maintenance works in dams, tailings and waste piles, and ponds, and increased energy supply requirements that may be difficult to obtain. Adverse mining conditions and other situations related to the operation of the mine and related facilities during their life cycle, whether permanent or temporary, may lead to a significant increase in projected capital expenditures and costs, as well as affect the ability to produce the expected quantities of mineral. If this occurs, our financial condition and expected results of operations may also be negatively affected.

Difficulties in relationships with local communities may adversely affect Ternium’s mining activities and results of operations, and increasing violence and crime in Mexico could result in temporary or even permanent shut down of Ternium’s Mexican mining operations.

Communities or individuals living or owning land near areas where Ternium operates may take actions to oppose and interfere with its mining activities. Even if a community has an agreement in place with Ternium, internal disputes within that community could result in blockades to disrupt our operations or iron ore transportation, or legal proceedings to suspend mining activity. Although we make significant efforts to maintain good relationships with such communities, actions taken by them (or by interest groups within those communities), including requesting the government to revoke or cancel concessions or environmental or other permits, may hamper our ability to conduct mining activities as planned, prevent us from fulfilling agreements reached with the government, or significantly increase the cost of exploring and/or exploiting the mines, thereby adversely affecting our business and results of operations.

Mexico

In the past, Ternium’s mining operations in Mexico faced actions by certain native or local communities demanding higher compensation or other benefits, or seeking to stop mining activities. Although attempted legal actions did not succeed, Mexican legislation affords judges the power to preemptively suspend environmental or other permits or concessions and take certain other measures to protect the “ejidos” (land jointly owned by native communities) until the claim is resolved. An adverse legal decision suspending or cancelling permits, or the illegal blockade or occupation of facilities, could adversely impact Ternium’s mining activities and results of operations.

More recently, the security situation in Aquila, where Las Encinas has its main mining operation, has worsened, with growing violence in the region being caused by criminal groups seeking territorial control and the exploitation of economic resources. In addition, a long-standing internal dispute between two differentiated groups of the native community prevented the election of community representatives and stirred a great deal of turmoil. In January 2023, two important community leaders went missing, which triggered an investigation by the Attorney General’s office that resulted in the arrest of at least two suspects. The ensuing crisis forced Las Encinas to keep its main mining operation idled during the first half of 2023. Similarly, the Jalisco area, where Consorcio Peña Colorada operates, is not exempt from the presence of criminal groups and, consequently, security has also deteriorated in such region in the past months.

If violence and conflict continue to increase in the regions where Ternium has its mining operations, Ternium’s mining activities in Mexico may be partially or totally suspended, or even permanently shut down.

Risks Relating To The Structure Of The Company

Changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results.

Ternium is subject to tax laws in numerous foreign jurisdictions where it operates. The integrated nature of Ternium’s worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. Most of the jurisdictions in which Ternium operates have double tax treaties with foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on Ternium’s results. However, mechanisms developed to resolve such conflicting claims are largely untried and can be expected to be very lengthy.

In recent years, tax authorities around the world have increased their scrutiny of companies’ tax filings and have become more rigid in exercising any discretion they may have. As part of this, in 2015, the Organization for Economic Co-operation and Development, or OECD, proposed a number of tax law changes under its Base Erosion and Profit Shifting (BEPS) Action Plans to address issues of transparency, coherence and substance. Most of the countries in which Ternium operates have already implemented those changes within their own domestic tax legislations.

In 2019, the OECD launched a new initiative on behalf of the G20 under the format of a two pillars solution targeting to minimize profit shifting by working towards a global tax framework that ensures that corporate income taxes are paid where consumption takes place (Pillar 1) and targeting to introduce a global standard on minimum taxation (Pillar 2) both combined with new tax dispute resolution processes. This project achieved OECD political consensus in October 2021. Pillar 2 applies as from 2024, while detailed principles on Pillar 1 are still under discussion.

At the EU level, the European Commission adopted in 2016 its Anti-Tax Avoidance Directive, or ATAD, later updated, modified and expanded by ATAD 2, which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed. In addition, the European Commission drafted a directive aiming to avoid the use of shell entities (ATAD 3), which is pending approval. Also, the European Commission adopted in December 2022 another directive to impose a global minimum taxation for multinational companies in the Union, following Pillar 2 OECD’s initiative. The new directive has become effective as from 2024.

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

The ability of the Company’s subsidiaries to pay dividends and make other payments to their shareholders will depend on their results of operations and financial condition. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends. In addition, such dividends and other payments could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the transfer of money to foreign accounts or the payment of dividends, and agreements and commitments of such subsidiaries. For example, regulations enacted in Argentina have significantly impaired Ternium Argentina’s ability to transfer dividends abroad and, therefore, Ternium Argentina resorted to the payment of dividends in kind utilizing US dollar-denominated Argentine sovereign bonds. For information on exchange controls in Argentina, see note 30 “Foreign exchange restrictions in Argentina” of Ternium’s audited consolidated financial statements included in this annual report; and “—Risks Relating to the Countries in Which Ternium Operates – Argentina: Exchange controls in Argentina could negatively impact Ternium Argentina’s operations, preventing Ternium from importing raw materials, paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market”.

The Company’s ability to pay dividends to shareholders is subject to legal and other requirements and restrictions in effect at the holding company level. For example, the Company may only pay dividends out of net profits, retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg law and regulations. In addition, the Company’s dividend distributions (which are currently imputed to a special tax reserve and are therefore not subject to Luxembourg withholding tax) may be subject to Luxembourg withholding tax if current Luxembourg tax law were to change or if the special tax reserve were to be exhausted.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of February 29, 2024, San Faustin beneficially owned 65.03% of the Company’s issued share capital and Tenaris, which is also controlled by San Faustin, held 11.46% of the Company’s shares and voting rights. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, holds voting rights in San Faustin sufficient in number to control San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interest of other shareholders. In addition, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve in certain cases an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “- Risks Relating to the Company’s ADSs – Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

Existence of other shareholders in the Company's subsidiaries and associates could delay or prevent us from completing our strategy.

The Company does not own 100% of the interests in certain of the Company’s subsidiaries. As of February 29, 2024, 26.0% of Ternium Argentina was held by Administración Nacional de la Seguridad Social, or ANSeS, Argentina’s governmental social security agency, and 11.4% was publicly held. In addition, 22.7% of Usiminas’ ordinary shares were held by the NSC Group, 4.9% by Previdência Usiminas and 22.9% were publicly held, and 0.6% of Usiminas’ preferred shares were held by the NSC Group and 97.5% were publicly held. Furthermore, Ternium holds a 51% ownership interest in Tenigal (with NSC holding the remaining 49%); a 50% equity interest in Consorcio Peña Colorada (with ArcelorMittal holding the remaining 50%); and a 48% equity interest in Techgen. The existence of other shareholders in these companies could prevent the Company from taking actions that, while beneficial to Ternium, might not be beneficial to each relevant subsidiary or associate considered separately. As a result, the Company could be delayed or prevented from completing its strategy or fully maximizing Ternium’s competitive strengths.

Risks Relating to the Countries in Which Ternium Operates

Negative economic, political, social and regulatory developments in certain markets where a significant portion of Ternium’s operations and assets are located could disrupt its manufacturing activity, hurt Ternium’s shipment volumes or prices, or increase its costs, thereby adversely affecting its results of operations and financial condition.

Ternium’s results of operations are subject to the risks of doing business in emerging markets, principally in Mexico, Brazil and Argentina and, to a lesser extent, in Colombia, and have been, and could in the future be, affected from time to time to varying degrees by economic, political, social, regulatory and legal developments, such as nationalization, expropriation or forced divestiture of assets; restrictions on production, domestic sales, imports and exports; travel or trade bans; interruptions in the supply of essential energy inputs; restrictions on the exchange or transfer of currency; inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; or other events, including wars and other international conflicts, natural disasters, chronic climate changes and public health epidemics; civil unrest and local security concerns that threaten the safe operation of its facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract rights; and delays or denial of governmental approvals. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected country and, depending on their materiality, on the results of operations and financial condition of Ternium as a whole.

Mexico

Ternium has significant manufacturing operations and assets located in Mexico and a majority of its sales are made to customers in this country. Our business could be materially and adversely affected by economic, political, social and regulatory developments in Mexico.

Political, economic and social conditions and government policies in Mexico could negatively impact Ternium’s business and results of operations.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States and could be affected by changes in the terms of trade. In addition, actions and policies that could be adopted by the Mexican federal government concerning the economy could have a significant impact on market conditions affecting Ternium’s operations in Mexico. If problems such as deterioration in Mexico’s economic conditions re-emerge or there is a future re-emergence of social instability, political unrest, reduction in government spending, increased government intervention or other adverse social or political developments, foreign exchange and financial markets may exhibit continued volatility, which, depending on its severity and duration, could adversely affect our business, results of operations, financial condition or liquidity. Moreover, adverse economic conditions in Mexico could result in, among other things, higher inflation and interest rates coupled with reduced opportunities for funding or refinancing, reduced domestic consumption of our products, decreased operating results and delays in the completion of ongoing and future capital expenditures.

Energy or constitutional reforms in Mexico could adversely impact Ternium’s results of operations and net results.

In the last few years, the Mexican government made various attempts to modify rules and regulations governing the energy market in Mexico with potential impact on the energy supply and its cost.

Since December 2018, the Mexican government has introduced numerous changes to electricity regulations, including a March 2021 amendment to the Energy Industry Law, or LIE, and a bill to reform the Constitution, filed in October 2021 but then rejected by the Mexican Congress. These changes aimed to revert the previous administration’s 2013 energy reform and seek to grant priority to Mexico’s state-owned electric power generation and distribution company, or CFE, over private generators in the supply of electric power to the Mexican market and mandate a revision of power generation and transaction agreements between CFE and independent electric power suppliers.

The intended reforms were challenged in court by certain members of the Senate and by affected companies, many of which sought and obtained injunctive relief. In January 2024, the Supreme Court ruled against the constitutionality of certain provisions of the LIE reform. In response, the Mexican President announced a new proposal for an ambitious constitutional reform, which covers a wide range of topics, including energy matters, with the intention of granting state-owned enterprises, particularly CFE and Pemex, priority over private companies on electricity dispatch.

Uncertainty remains as to whether this new constitutional reform will be approved or if the Mexican government or any of its decentralized bodies will seek any new reform of the energy market rules and regulations or adopt any measure that may negatively affect the energy supply or increase its cost. Any such new amendment or measures could negatively affect our operations or those of Techgen, where Ternium holds a 48% equity interest and which supplies electricity for most of our Mexican operations. At this stage, we cannot assess the potential effects of any new governmental initiative on Ternium’s operations and the Mexican economy in general and, consequently, on the results of operations and financial conditions of our businesses in Mexico.

Violence and crime in Mexico could negatively impact Ternium’s business and operations.

Mexico is subject to significant levels of violent crimes and, notably, the regions where Ternium’s mining operations are located are subject to an increasing level of criminality, which resulted in an alarming deterioration of security conditions in the region. For more information on the events affecting our mining operations in Mexico, see “– Risks Relating to Ternium’s Mining Activities–- Difficulties in relationships with local communities may adversely affect Ternium’s mining activities and results of operations, and increasing violence and crime in Mexico could result in temporary or even permanent shut down of Ternium’s Mexican mining operations.” Security issues could affect our day-to-day operations and could also result in an economic slowdown, reducing domestic demand for its products and thereby having an adverse effect on our business. A deterioration of the security situation could result in significant obstacles or additional costs to the implementation of growth plans in Mexico, including delays in the completion of capital expenditures.

Changes in the USMCA, and controversies and disputes between member countries could adversely impact Ternium’s results of operations and net results.

The United States-Mexico-Canada Agreement, or USMCA, became effective in July 2020 replacing the North American Free Trade Agreement (NAFTA). In addition, during 2019, Mexico and the United States agreed to waive a

25% tariff on steel products exported to the United States (which had been imposed during 2018) subject to an agreed premise of continuous monitoring for surges in steel imports and transshipment into the United States of material that was not imported from Mexico or Canada. Furthermore, in 2019 the United States, Mexico and Canada agreed to amend the definition of “North American steel” (with such amendment becoming effective in July 2027), for purposes of vehicles being awarded preferential treatment under USMCA, restricting the defined term to steel melted and poured within the three countries. Uncertainties about potential new trade conflicts could adversely affect the investment climate and economic activity in Mexico. For example, in July 2022, the United States and Canada triggered the consultation mechanism with Mexico under the Dispute Settlement chapter of the USMCA, arguing that a wide range of Mexican energy policies on energy resources and technologies, including those relating to natural gas, electricity, renewable sources and diesel fuel, were inconsistent with the USMCA. The United States claimed that such measures favored Mexican state-owned companies over U.S. companies or U.S.-produced energy, breaching USMCA regulation on market access, investment, and state-owned enterprises. The United States also claimed that the questioned measures undermined climate change goals. Canada supported the U.S. position and filed a similar request for consultations with Mexico. As the parties failed to resolve the dispute through the USMCA consultation procedure, the United States and Canada may request for the formation of a dispute settlement panel to review those measures and, eventually, take retaliatory action.

More recently, the United States has expressed concerns regarding unfair practices in the U.S. market from steel produced in third countries that is allegedly being circumvented through Mexico. In response to such concerns, in February 2024, Mexico announced that it has agreed to implement additional measures aimed at preventing circumvention practices, and improving information and transparency in connection with steel imports into the Mexican market from countries with which Mexico lacks a formal trade agreement. There is no guarantee these additional measures will avoid the reimposition of tariffs to Mexican steel exports to the U.S. market.

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

Ternium’s business and results of operations in Argentina depend on local macroeconomic conditions, among other factors. Steel shipments to the Argentine domestic market were severely affected in different opportunities over the last decades. For instance, during 2018 and 2019 the economy was affected by a severe downturn resulting from financial market volatility, high interest rates and heightened political uncertainty during the presidential election process; in 2020 the economy was affected by the COVID-19 outbreak; and in 2023 the economy suffered as a result of a severe drought, foreign exchange restrictions, high inflation rates and heightened political and economic uncertainty during the presidential election process.

Over the past years, the Argentine economy and capital investment have been affected by, among other factors, political, economic and financial uncertainties as well as government intervention in, or limitations to, the conduct of business in the private sector and other government measures affecting investors’ confidence. In December 2023, a new administration, led by President Javier Milei, took office in Argentina and announced a series of emergency measures to address the current critical economic situation with the objective of reducing fiscal deficit and removing foreign exchange restrictions. Some of these measures included cuts in public expenditures, reduced energy and transportation subsidies, increases in certain taxes, certain labor reforms, the elimination of some restrictions on imports and access to the foreign exchange market and privatization of state-owned companies. Certain measures were challenged in court by affected sectors. In addition, the new administration is struggling to get Congress’s approval for most of its reform proposals. It is uncertain as to what extent the Argentine government will be able to implement its program, which requires major structural reforms, or adopt the announced measures, marked by a Congress majority unwilling to endorse and support the new government’s reforms, heightened conflict between the national government and provincial governors, court decisions setting aside some of the governmental measures, resistance by social and union leaders and general political unrest.

In addition, Argentina has in place an agreement with the International Monetary Fund, or IMF, on a sovereign debt restructuring process. In January 2022, the IMF and the Argentine authorities reached an understanding on key policies as part of their discussions of an IMF-supported program, and in March 2022 the Argentine Congress and the IMF’s Executive Board approved the program. Although in 2023 Argentina failed to achieve certain targets set under the Extended Fund Facility, or EFF arrangement, the IMF staff and the Argentine authorities have recently reached a staff-level agreement on the latest review under Argentina's EFF arrangement. Failure to implement any approved program with the IMF could further adversely affect the country’s economy and lessened financial sources could impair Argentina’s ability to foster economic growth.

Ternium’s business and results of operations in Argentina could be adversely affected by rapidly changing economic, political and social conditions in Argentina, or by the Argentine government’s policy response to such conditions.

Inflation may undermine economic growth in Argentina and impact Ternium’s costs, thereby adversely affecting its results of operations and financial position.

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Consumer price inflation in Argentina, as reported by INDEC, the Argentine statistics and census bureau, was 211.4% in 2023, 94.8% in 2022 and 50.9% in 2021. Sustained high inflation in Argentina without a matching depreciation of the Argentine peso would negatively impact our results of operations and financial position, as ARS-denominated costs (mainly labor-related costs) at Ternium Argentina increase, thereby affecting cost-competitiveness and margins. A high inflation economy would undermine Argentina’s foreign competitiveness in international markets and negatively affect economic activity and employment levels. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Ternium Argentina could be affected in the future.

Taxes on Argentine companies have been increasing over time; a further increase of the tax burden could adversely affect Ternium’s results of operations, net results and financial condition.

The sustained and significant devaluation of the Argentine peso against the U.S. dollar coupled with high inflation rates have resulted in a material reduction of the real value that Ternium Argentina can deduct as cost of sales or cost of financial investments for tax purposes, thus creating artificial gains that are subject to income tax. Inflation adjustment for tax purposes is limited and subject to significant restrictions. For example, inflation adjustment of inventories and other current assets is permitted only if the consumer price inflation rate surpasses 100% in a 36-month period up to the close of the relevant fiscal year and, in the past, inflation adjustment has been further limited. If limitations to inflation adjustment are reinstated, Ternium Argentina could be subject to increased tax burden. Furthermore, because inflation adjustment of cash positions generated during the current fiscal year is not permitted, high nominal interest rates, which are normally expected in high inflation scenarios, materially overstate the financial income of such cash positions for tax purposes.

Provincial and municipal taxes on Ternium Argentina’s operations have also increased over the last years. In 2021, the federal government and various local governments agreed on a new tax reform, which replaced the 2017 tax reform that provided for a gradual decrease of tax burden on Argentine corporations. In addition, the Argentine Congress passed a new law reinstating a 35% income tax for corporations and keeping a 7% tax on dividend distributions applicable to results originated from fiscal year 2021. Furthermore, during 2023, the Argentine government included in the PAIS tax base the purchase of foreign currency for the payment of imports of certain raw materials and intermediate goods. An initial rate of 7.5% was raised in December 2023 to 17.5%.

Ternium cannot predict whether future legislation, or any new tax regimes or tax reforms could result in a further increase of the tax burden on its operations in Argentina, which would adversely affect Ternium’s results of operations, net results and financial condition.

Exchange controls in Argentina could negatively impact Ternium Argentina’s operations, preventing Ternium from importing raw materials, paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market.

From time to time, the Argentine authorities have taken measures to reduce the volatility of the ARS/$ exchange rate and have implemented formal and informal restrictions on capital inflows and outflows. Between September 2019 and December 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after the new administration took office in December 2023 certain restrictions were eased and other changes to such regulation are expected, at the date of this annual report the scope and timing of upcoming changes remain unknown. For more information on our foreign exchange restrictions in Argentina, see note 30 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

Foreign exchange controls currently limit the purchase and transfer abroad of foreign currency for saving purposes, restricting Ternium Argentina’s ability to hold excess cash reserves in foreign bank accounts. Accordingly, Ternium Argentina holds its cash and financial investments in the Argentine financial system. As of December 31, 2023, Ternium Argentina’s cash and cash equivalents and other investments amounted to approximately $1.1 billion, a large portion of which consisted of U.S. dollar-denominated sovereign bonds issued by the Argentine Government and payable in U.S. dollars, and Argentine Treasury bonds linked to the official exchange rate. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and currency exchange rates, leading to a potential significant reduction of such value in our consolidated financial statements. For example, after a new administration took office in Argentina in December 2023, the Argentine Peso suffered a significant devaluation against the U.S. dollar. This event resulted in a decrease of $537 million in the fair value of our holdings of Argentine securities in the fourth quarter of 2023. Furthermore, during the fourth quarter of 2023, Ternium’s divestment of Argentine sovereign bonds resulted in a loss of $58 million due to the recycling of changes in the fair value of financial instruments from Other Comprehensive Income to Financial Results. As of December 31, 2023, the balance of Ternium’s Other Comprehensive Income in connection with its Argentine sovereign bond holdings amounted to a negative $527 million.

For the last years, the Argentine authorities have limited the import of goods and services by Argentine companies, including Ternium Argentina and other companies in the steel value chain, by controlling access to the foreign exchange market. In December 2023, the new administration replaced the then existing imports payment system (which required prior governmental authorization to pay imports of goods or services) with a new system, applicable to imports accrued (in the case of services) or cleared by customs (in the case of goods) as from December 13, 2023, which does not require prior government approval, but subjects import payments to a deferred payment schedule.

Access to the official exchange market to make dividend payments continue to require prior Argentine Central bank approval, which is rarely, if ever, granted.

This context of volatility and uncertainty remains in place as of the date of this annual report. If control systems are maintained or are tightened, local demand for steel products and/or Ternium Argentina’s operations or sales could be adversely affected. Furthermore, additional regulations or restrictions that could be imposed by the Argentine government could further restrict Ternium Argentina’s ability to access the official foreign exchange market, expose Ternium to the risk of losses arising from fluctuations in the ARS/$ exchange rate, or impair Ternium Argentina’s ability to make payments to foreign suppliers or creditors (which could disrupt Ternium Argentina’s operations), pay dividends or royalties abroad, or fund investments or other activities offshore.

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

Currently, Argentina completes its natural gas requirements through imports from Bolivia and the seaborn market. Natural gas imports from Bolivia are expected to decrease significantly in the coming years due to declining production. The construction of the second stage of a new natural gas pipeline in Argentina (the GPNK pipeline) would increase the supply of natural gas from the country's Vaca Muerta oil and gas shale formation, offsetting decreasing natural gas imports from Bolivia and replacing imports of liquefied natural gas. If natural gas and electricity supply and transport capacity fail to cover the demand for natural gas and electricity on a timely basis, including due to failure to complete the second stage of the GPNK pipeline or shortages in the availability of liquefied natural gas in the seaborne market, Ternium Argentina’s local production (or that of its main customers and suppliers) could be curtailed, and Ternium Argentina’s sales and revenues could decline, which may adversely affect Ternium Argentina’s results of operations. For further information, see “—Risks Relating to the Steel Industry—Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability. Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability” above.

Brazil

Ternium has significant manufacturing operations and assets located in Brazil. Ternium has a participation in the control group of Usiminas, a large Brazilian steelmaker, and began consolidating Usiminas in July 2023. Ternium also owns Ternium Brasil, a company that has a slab making facility in Rio de Janeiro and exports most of its production. Ternium’s results and net worth could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Brazil.

Changing economic policies and political conditions in Brazil, which on several occasions in the past resulted in economic uncertainties, recession and political instability, may occur in the future, thereby adversely affecting Ternium’s business results and financial condition.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of the country’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved hikes in interest rates, wage and price controls, foreign exchange controls and devaluation, freezing of bank accounts, capital controls and restrictions on imports. Such governmental policies may adversely affect our results and net worth. The Brazilian government’s policies may also result in increases in tax payments or tariffs, which could adversely affect industry profitability. For example, in 2023 the Brazilian Congress approved major changes to the Brazilian tax regime, which, among other things, would replace current federal, state and municipal taxes levied on the trade of goods and services with a dual value added tax. Ancillary laws, which will define the rates and applicability of the new taxes, are expected to be discussed in Congress this year. The federal government should also submit an income tax reform bill during 2024. We cannot predict whether the new tax regime would result in a net tax burden increase for our operations in Brazil. Any increase in the applicable tax burden or tariffs would affect our consolidated cash flow and profitability.

The Brazilian economy has been affected by inflation, energy shortages, illiquid lending markets and other political, diplomatic, social and economic developments. Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected public and investor confidence, which resulted in economic deceleration. For example, Brazil has experienced heightened economic and political instability derived from various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the Lava Jato investigation, which negatively impacted the Brazilian economy and political environment and contributed to a decline in market confidence in Brazil.

Uncertainty over whether the Brazilian government will change policies or regulations affecting economic or political factors may contribute to economic instability in Brazil. We cannot predict whether political instability will arise in the future nor its effect on the Brazilian economy and, consequently, on the results of operations and financial conditions of our businesses in Brazil.

Inflation may undermine economic growth in Brazil and impact Ternium’s costs, thereby adversely affecting its results of operations and financial position.

High levels of inflation have in the past undermined the Brazilian economy and the government’s ability to stimulate economic growth. Our results of operations and financial position could be negatively impacted, as BRL-denominated costs (mainly labor-related costs) may increase, thereby affecting cost-competitiveness. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation and hinder access to Brazilian capital markets, which could adversely affect the business and the ability to finance operations and capital expenditures, making it impossible to estimate with reasonable certainty our future results of operations.

Certain Regulatory Risks And Litigation Risks

Ternium faces a significant loss contingency in Brazil in connection with its acquisition of a participation in the control group of Usiminas.

In 2013, Ternium was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, Ternium Argentina and Confab, all of which compose the T/T Group within Usiminas control group. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition or BRL 28.8 and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas control group. Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, a first instance court decision dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice, or SCJ, seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ rejected CSN’s appeal by majority vote. CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote, at the date of this report, voting at the SCJ with respect to the motion for clarification is ongoing. At an October 17, 2023 session, two justices voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ will be summoned to produce the tie-breaking vote. There are no specified deadlines for voting to be resumed or the SCJ decision to be issued. In any event, either party may appeal against a SCJ decision.

According to the views of the two justices that voted in favor of CSN’s motion, Ternium and the other members of the T/T Group should be ordered to pay to CSN an indemnification amount equal to the difference between the price paid by the T/T Group in its acquisition and the market value of the Usiminas shares at signing, plus monetary adjustment and interest (at a rate of 1% per month) through the date of payment, plus legal costs equal to 10% of the compensation payable to CSN’s lawyers, with CSN retaining ownership of the Usiminas ordinary shares it currently owns. If that view were to prevail, and depending on how the indemnification is calculated by other courts, Ternium Investments and Ternium Argentina could be ordered to pay an indemnification to CSN that, as of December 31, 2023, amounted to BRL 4.1 billion (approximately $0.9 billion) in the aggregate.

For further information on Ternium’s investment in Usiminas and related risks, see “-Risks Relating to Ternium’s Business - “Failure to successfully implement Usiminas’ business strategy could have a material adverse effect on Ternium’s results, financial condition or net worth.”

International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales and revenues and the overall business.

International trade-related administrative proceedings, legal actions and restrictions pose a constant risk for international operations and sales throughout the world. Our steel processing activities require steel products, including significant quantities of steel slabs, from different foreign steel suppliers for its operations in Mexico, Colombia and Argentina. The Mexican, Argentine or Colombian governments may impose or increase duties on steel products imports. For example, on August 15, 2023, the Mexican government issued a decree raising a temporary import tariff on steel products other than semi-finished products from 15% to 25%, applicable to imports from countries with which Mexico had no trade agreement in place. Trade liberalization, mainly through free trade agreements, can reduce certain input costs and increase access to foreign markets. On the other hand, greater trade liberalization in the domestic markets in which we participate increases competition. During the last decade, steel exports surged as a consequence of a global downturn and the economic slowdown in China, and the number of antidumping, countervailing, safeguard measures and other trade restrictive actions increased substantially. Accordingly, producers that were restricted from certain markets sought alternative markets for their products. For example, in 2023 there was a surge of steel exports from China, which increased approximately 38% year-over-year. Conversely, flat steel imports in Brazil surged approximately 42% year-over-year in 2023, mainly due to the import of low-priced Chinese steel products. Continued increase in steel imports could erode our sales in domestic markets, and such market share losses may not be completely offset by increased exports to foreign markets.

Countries or regional blocs may impose restrictive import duties and other restrictions on imports under various trade related laws, such as national security, environmental and intellectual property regulations. For example, in 2018 the United States imposed, under Section 232 of the Trade Expansion Act of 1962, a 25% tariff on steel imports; however, Australia, Canada and Mexico were exempted from the tariff (though subject to a continuous monitoring system of their trade flows). Although Argentina, Brazil and South Korea were also exempted from the measure, they were subject to quota system agreements covering steel imports from those countries. In 2022, the United States shifted the 25% tariff applicable to the European Union to a Tariff Rate Quota (TRQ) system for steel products melted and poured in this region, and Japan and the United Kingdom entered into similar systems.

The timing and nature of the imposition of trade-related restrictions potentially affecting Ternium’s sales are unpredictable. Trade restrictions on exports could adversely impact our ability to sell our products and, as a result, the overall business and our profit margins and financial condition could suffer. One significant source of trade restrictions is unfair competition that could result in the imposition of “antidumping” and “countervailing” duties, as well as “safeguard measures”. These duties can severely limit or altogether prevent exports to relevant markets. In several export destination that are relevant to Ternium, such as the United States, safeguard duties and other protective measures have been imposed against a large number of steel imports. While some of those measures have been withdrawn, there is no assurance that these protective measures will not be reintroduced in the future, or that exempted countries will remain exempted from the tariff, including the 25% tariff on certain steel imports imposed by the United States under Section 232 of the Trade Expansion Act of 1962. For further information, see Item 4. “Information on the Company-B. Business Overview Regulations-Trade Regulations”.

Certain domestic producers have filed antidumping and/or countervailing duty actions against certain steel imports. Some of these actions have led, or may lead, to restrictions on our sales of steel products in certain steel markets and result in lower profit margins. Antidumping and/or countervailing duty actions and other government actions are largely unpredictable and additional duties or restrictions could be imposed in the future, limiting our sales to and potential growth in those markets, and increasing costs.

The cost of complying with environmental regulations, as well as potential product and environmental liabilities in a context of increasing environmental awareness, may affect Ternium’s steel production or processing operations, or may increase Ternium’s operating costs, negatively impacting Ternium’s business, financial condition, results of operations and prospects.

Steelmaking and mining activities are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management due to the risks inherent in the steel and mining industries. Laws and regulations protecting the environment have become increasingly complex and more stringent in recent years, leading to higher compliance costs.

We are required to obtain certain permits, licenses and authorizations from local, provincial or federal authorities for purposes of carrying out certain operations. Failure to obtain or renew such permits, licenses or authorizations, or to comply with their terms, may result in delays, fines, closure orders or requirements to halt or curtail our operations, negatively affecting our results.

Furthermore, environmental laws and regulations may, in some cases, impose strict liability for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. Such laws and regulations may expose Ternium to liability for the conduct of, or conditions caused by, third parties or for actions that complied with applicable laws at the time they were performed adversely affecting our business, financial condition, results of operations and prospects.

Our steel operations may also be subject to claims under federal and local laws and regulations on liability arising from damages to natural resources, release of toxic substances or other environmental damages, as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Claims for damages may arise with respect to current or former conditions at active or inactive sites that Ternium currently owns, leases or operates or at leased-land sites and third-party waste disposal sites. We may also be subject to litigation for alleged bodily injuries arising from claimed exposure to hazardous substances allegedly used, released, or disposed of by Ternium. Environmental damages caused by steel operations may result in costs and liabilities that could materially and adversely affect Ternium’s margins, cash flow and profitability. Third-party claims based on environmental or physical damages may exceed the limit of liability of the insurance policies that Ternium may have in place.

In addition, increasing public awareness on environmental matters put pressure on governmental authorities, particularly in mostly affected areas, to adopt measures or take initiatives that show concern for such matters, including by inspecting, monitoring or sanctioning local industries. Even if we comply with environmental regulations, we cannot assure that governmental authorities will not request Ternium to suspend or close its operations, which would disrupt production, adversely affecting Ternium’s business and results of operations.

For example, the city and metropolitan area of Monterrey in Nuevo León, Mexico, evidences unsatisfactory air quality indexes most days of the year, mainly because of human factors and an arid surrounding soil enclosed by hills. From time to time, particularly when the quality of the air is notoriously below acceptable rates, public opinion focuses on this matter and Ternium’s local operations become subject to further scrutiny. In January 2024, in response to media’s intense coverage of air quality issues in Monterrey and public opinion focus on the matter, the local authority inspected our Guerrero steelmaking facility. Although the authority concluded that the plant was in compliance with air emissions standards, air pollution remains a subject of local concern.

While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our operations or reputation, trigger investigations or litigation resulting in an obligation to pay damages or incur remediation costs, or that governmental authorities or a court order request Ternium to suspend or close its operations.

Some of the activities for which Ternium supplies products, such as production of food cans, construction and the automotive industry, are subject to inherent risks that could result in death, personal injury, property damage or environmental pollution, and result in product liability risks that could extend to liability for damages caused by such products. Furthermore, products are also sold to, and used in, certain safety-critical appliances. Actual or claimed defects in such products may give rise to claims for losses suffered by customers and expose Ternium to financial losses from claims for damages. The insurance we maintain will not be available in cases of gross negligence or willful misconduct; in other cases, insurance may not be adequate or available to protect us in the event of a claim, its coverage may be limited, canceled or otherwise terminated, or the amount of insurance may be less than the related impact on the enterprise value after a loss.

Climate change legislation and increasing climate regulatory requirements aimed at transitioning to a lower-carbon economy, together with increasing stakeholder expectations for reduced carbon emissions, could result in unexpected capital expenditures and costs, negatively affect Ternium’s competitiveness, reducing its market share and results of operations, and hampering its ability to access adequate financial resources.

There is a growing awareness on greenhouse gas (GHG) emissions and climate change across different sectors of society. The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the planet’s rising temperature and to strengthen the countries’ ability to deal with the effects of climate change. The EU Emissions Trading System (ETS) signaled a major EU energy policy to combat global warming based on a “cap & trade” program, and the European Green Deal, launched in 2019, focuses on adopting the required policies and measures aimed at achieving zero GHG emissions in Europe by 2050. The EU Taxonomy Regulation establishes a classification system for environmentally sustainable economic activities, laying out definitions to businesses, stakeholders and policymakers on which economic undertakings can be considered environmentally sustainable and requiring companies to disclose, in the annual reports, how environmentally sustainable their economic activities are. More recently, as part of the European Green Deal, the EU adopted the Corporate Sustainability Reporting Directive, which requires European large companies and listed issuers to disclose information on their risks and opportunities arising from social and environmental issues, and on the impacts of their activities on people and the environment. In the case of Ternium, the new EU non-financial disclosure requirements will apply with respect to the Company’s 2025 annual report. Similarly, CBAM (EU’s Carbon Border Adjustment Mechanism), which was adopted on May 17, 2023, aims at promoting emissions reductions worldwide by subjecting the import of certain products, including steel, from countries outside of the European Union to a carbon levy linked to the carbon price payable for goods produced in EU countries. Similarly, in response to an increasing investor focus and reliance on climate and ESG-related disclosure and investment, the Security Exchange Comission (SEC) announced in March 2021 the creation of a Climate and ESG Task Force to identify ESG-related misconduct and potential violations, and in March 2022, the SEC released a proposal to amend its disclosure rules. In March 2024, the SEC adopted the final rule on climate-related disclosures, which will require registrants, including the Company, from fiscal year 2025, to significantly expand the climate-related disclosures in their periodic reports, including information about climate-related risks that are reasonably likely to have a material impact on their business, results of operations, or financial condition, and certain climate-related financial statement metrics in a note to their audited financial statements. Other countries are introducing or considering similar measures or regulations with the aim at lowering emissions as well as government initiatives to promote the use of alternative energy sources and substitute existing products and services with lower emissions alternatives (with many jurisdictions implementing tax advantages and other subsidies to promote the development of renewable energy sources, or even requiring minimum thresholds for power generation from renewable sources).

Ternium’s industrial system includes two main technological routes to produce steel: the blast furnace / basic oxygen furnace route (BF/BOF) and the electric arc furnace route (EAF). The BF/BOF route has a significantly higher carbon emission intensity than the EAF route. Although several new initiatives and pilot projects under development seek to significantly reduce the BF/BOF route carbon emission intensity, no technology has yet achieved sufficient technology readiness level, nor is any technology available at scale or economically feasible, and there is no certainty that any such technology will be available in the near future. This issue affects most steel companies, as the BF/BOF route currently represents approximately 72% of global steelmaking production capacity. For further information about Ternium’s technological routes to produce steel, see item 4. “Information on the Company – B. Business Overview – Production Facilities and Processes”.

In addition, Ternium is developing several projects aimed at reducing carbon emission intensity in both of its steelmaking routes, These projects could experience delays or higher-than-anticipated costs, or may not yield the expected results.

Government and international organization’s initiatives to promote the reduction of GHG emissions, such as the introduction of a carbon tax or carbon-pricing systems, the adoption of “cap-and-trade” systems or measures to avoid carbon leakage or promote the use of renewable energy sources could affect Ternium’s steel production costs.

In Argentina, the 2017 tax reform introduced a tax on certain fossil fuels, which did not include natural gas. Metallurgical coal and petrochemical coke were exempted as long as they are used as part of an industrial process, other than for energy generation. Effective since March 2018, the tax on fossil fuels is set to increase 10% every year until 2028, when it is expected to reach an average $10 per ton of carbon dioxide equivalent emitted. Similarly, in 2013, Mexico approved carbon taxing rules applicable to fossil fuels (setting a zero tax on natural gas) and in 2019 the government implemented a pilot program for the adoption of an Emissions Trading System aimed at reducing GHG emissions, by setting a cap on emissions and allowing for the trade of emission certificates. For the time being, there is no regulation for setting such system nor to determine allowances. Although existing carbon pricing mechanisms in Mexico and Argentina do not materially limit or penalize Ternium’s GHG emissions, new carbon pricing mechanisms could increase Ternium’s production costs. Particularly in Mexico, the state governments could set carbon taxes on top of the federal tax regime and the Emission Trading System. In addition, the Brazilian Congress has been discussing initiatives to introduce a carbon tax on industry processes and power generation facilities, which, if applicable to Ternium Brasil’s and Usiminas’ operations, would result in incremental costs. Such increases in costs could affect, in turn, Ternium’s profitability and net results.

If there is not enough progress in significantly reducing emissions in the coming years, or emerging technologies for the reduction of carbon emission intensity of the BF/BOF route are not commercially available or are not economically viable, there is an increased likelihood of abrupt policy interventions as governments attempt to meet their environmental goals by adopting policy, legal, technology and market changes in the transition to a low-carbon global economy. In addition to incremental production costs, the adoption of new climate change legislation in the countries in which we operate could result in incremental compliance costs and unexpected capital expenditures, affect our competitiveness and reduce our market share and results of operations.

Furthermore, shifts in customer preferences and failure to respond to stakeholders’ demand for climate-related measures and environmental standards could adversely affect the ability or willingness of our customers or suppliers to do business with us, harm our reputation, erode stakeholder support and restrict or reduce access to financial resources.

Risks Relating To the Company’s ADS

The market price for the Company’s ADS could be highly volatile.

Volatility in the price of the Company’s ADS may be caused by factors within or outside of the Company’s control and may be unrelated or disproportionate to the Company’s operating results. In particular, the announcement of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as the announcement of transactions, investments, or changes in strategies or business plans of Ternium or its competitors, could adversely affect the trading price of the Company’s ADS, regardless of the likely outcome of those developments. Broad market and industry factors could adversely affect the market price of the Company’s ADS, regardless of their actual effect on operating performance. As an example of this volatility, a low closing price of $9.84 was reached on March 18, 2020, as the COVID-19 outbreak sent stock market prices sharply down, including the Company’s ADS. Since then, the Company’s ADS recovered and reached a high closing price of $56.19 on August 11, 2021, as steel prices reached record levels in the United States and Mexico reflecting a recovery in steel demand that consistently outpaced steel production capacity restarts, but then fell to a low closing price of $26.75 on September 26, 2022, as steel prices declined steadily. Since then, the Company’s ADS recovered and reached a high closing price of $45.20 on March 6, 2023, reflecting an upward trend in U.S. steel prices after bottoming during the fourth quarter of 2022. As of February 29, 2024, the closing price of Ternium’s ADS was $40.54. The trading price of the Company’s ADSs could also suffer as a result of developments in emerging markets. Although the Company is organized as a Luxembourg corporation, it has substantial assets with operations in Mexico, Brazil, Argentina and Colombia. Financial and securities markets for companies with a substantial portion of their assets and exposure in Latin America are, to varying degrees, influenced by political, economic and market conditions in emerging market countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets and exposure in other emerging markets, including Mexico, Brazil, Argentina and Colombia. See “Risks Relating to the Countries in Which Ternium Operates.”

Holders of shares or ADSs may not have access to as much information about the Company as they would in the case of a U.S. domestic issuer.

There may be less publicly available information about the Company than is regularly published by or about U.S. domestic issuers. Also, corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in other jurisdictions, and U.S. securities regulations applicable to foreign private issuers, such as the Company, differ in certain respects from those applicable to U.S. domestic issuers. Furthermore, IFRS, the accounting standards in accordance with which the Company prepares its consolidated financial statements, differ in certain material aspects from U.S. GAAP. For a summary of the significant ways in which the Company’s corporate governance practices differ from the corporate governance standards required for domestic companies by the New York Stock Exchange, or NYSE, see Item 16.G "Corporate Governance".

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.

Certain shareholders’ rights under Luxembourg law, including the right to participate and vote at general meetings of shareholders, to include items on the agenda for the general meetings of shareholders, to receive dividends and distributions, to bring actions, to examine books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. The Bank of New York Mellon, or BNY Mellon, as depositary under the ADS deposit agreement, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs and therefore only the Depositary can exercise the shareholders’ rights in connection with the deposited shares. For example, if the Company makes a distribution in the form of securities, the Depositary is allowed, at its discretion, to sell the right to acquire those securities on your behalf and to instead distribute the net proceeds to you. Also, under certain circumstances, such as the Company’s failure to provide the Depositary with voting materials on a timely basis, you may not be able to vote at general meetings of shareholders by giving instructions to the Depositary. If the Depositary does not receive voting instructions from the holder of ADSs by the prescribed deadline, or the instructions are not in proper form, then the Depositary shall deem such holder of ADSs to have instructed the Depositary to vote the underlying shares represented by ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue) for which purposes the depositary shall issue a proxy to a person appointed by the Company to vote such underlying shares represented by ADSs in favor of any proposals or recommendations of the Company. Under the ADS deposit agreement, no instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADSs.

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

Item 4.    Information on the Company
Overview
Ternium is a leading steel producer in the Americas. We provide advanced steel products to a wide range of manufacturing industries and the construction sector. We foster a culture of industrial and technological excellence and promote equal opportunity and equal treatment. We operate with a strong focus on environmental sustainability as we advance Ternium’s decarbonization roadmap. We also support the development of our communities, especially through educational programs in Latin America. Finally, we foster the development of small and medium-sized customers and suppliers in Argentina and Mexico.

Ternium has grown across the Americas through a strategy mainly based on organic investments and acquisitions, consolidating its regional markets by seeking import substitution and expanding its commercial presence. At the heart of our growth strategy is our industrial center in Pesquería, Mexico, a greenfield project born in 2013. The Pesquería Industrial Center combines the latest technological developments to achieve efficient, high-quality production with a strong focus on people's safety along with an environmentally conscious approach. Also, in July 2023, Ternium increased its participation in Usiminas’ control group, a leading flat steel manufacturing company in the Brazilian market, and entered into new shareholders agreements setting forth a new governance structure for Usiminas.

Climate Change. In 2021, with sustainability at its cornerstone, we set a medium-term goal to reduce our carbon dioxide emissions intensity in our steelmaking operations by 20% by 2030, compared to a 2018 baseline (scopes 1 and 2) along with a clearly defined roadmap based on six axes: energy efficiency; use of renewable energy; development of new raw materials in collaboration with business partners to partially replace coal and iron ore pellets; use of low-emission technologies; expansion of carbon capture and usage capacity, along with an increase in the use of scrap in the metal mix. Our new slab steel mill currently being built in the industrial center in Pesquería will be equipped with carbon capture capability as well as the possibility of using green hydrogen when market conditions permit, allowing Ternium to further advance its decarbonization roadmap. In addition, we continue to explore additional initiatives as part of our ambition to achieve carbon neutrality.

Furthermore, on March 27, 2024 Usiminas announced a medium-term goal to reduce carbon dioxide emissions intensity in the Ipatinga unit’s steelmaking operations by 15% by 2030, compared to a 2019 baseline (scopes 1 and 2) along with a clearly defined roadmap based on energy efficiency and the optimization of the mix of raw materials. Initiatives include the revamp of blast furnace 3, completed at the end of 2023; a better utilization of gases from the steelmaking process as fuel; advance in managing overall energy consumption in all operations; increase the use of metallic scrap in steelmaking; application of biomass partially replacing coal and metallurgical coke; and greater use of renewable energy.

Environment, Health and Safety. Ternium is committed to protecting the health and safety of its employees, contractors and the communities where it operates. We engage our employees as well as our customers and suppliers to embrace our safety vision and objectives. We have standardized environment and health and safety (EHS) management systems and devote significant resources to EHS projects. Our evaluation of risks and EHS management are integrated in our business processes and reflected in our policies and procedures.

Social. The talent and determination of Ternium’s employees are the cornerstone of our leadership. Through Ternium University, we offer a wide array of training programs to support our teams’ efforts in their quest for innovation, continuous improvement and performance excellence. We work together with local institutions to enhance our communities’ education and welfare. We are aware that, to be successful, industrial projects must thrive along with surrounding communities. We have built and operate a technical school in Mexico, and we are building a technical school in Brazil. We provide scholarships, internships, teachers’ training and infrastructure funding to local schools. We also organize and fund volunteering programs and health prevention campaigns, and we sponsor sports, social events and arts exhibitions. Through ProPymes, we have been supporting small and medium-sized enterprises in the steel value chain for more than 20 years, strengthening our industrial network by enhancing our customers and suppliers’ competitiveness.

Governance. Integrity is key to Ternium’s long term success. The Company has appointed a business conduct compliance officer, who reports to the CEO. Ternium has mandatory training programs on the Company’s Policy on Business Conduct and has adopted several policies, codes and procedures to ensure transparency and ethical behavior. In addition, the Company has put in place a Compliance Line to report violations to its code of conduct and principles. Our compliance department oversees SOX certifications and related party transactions. The Company’s board of directors has an audit committee solely composed of independent directors. The internal audit department, which meets organizational independence and objectivity standards, reports to the chairman of the board and, with respect to internal control over financial reporting, to its audit committee.

A.    History and Development of the Company
The Company
The Company is a société anonyme organized under the laws of the Grand-Duchy of Luxembourg established on December 22, 2003. The Company’s registered office is located at 26 Boulevard Royal – 4th floor, L-2449 Luxembourg. Its agent for U.S. federal securities law purposes is Ternium U.S.A. Incorporated, located at 2200 West Loop South, Suite 945, Houston, TX 77027, United States.

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
On September 7, 2017, the Company acquired a 100% ownership interest in thyssenkrupp Slab International B.V or tkSI, and its wholly-owned subsidiary CSA from thyssenkrupp AG, or tkAG. Through this investment, Ternium significantly expanded its steel slabs production capacity. As part of this process, CSA was renamed Ternium Brasil Ltda. and tkSI was absorbed by the Company's fully-owned subsidiary Ternium Internacional España S.L.
On July 3, 2023, Ternium Investments and Ternium Argentina, together with TenarisConfab, acquired from the NSC Group, pro rata to their then participations in the T/T Group, 68.7 million ordinary shares of Usiminas, increasing Ternium’s participation in the Usiminas control group to 51.5%. A new shareholders’ agreement was entered into as a result of the transaction, pursuant to which the T/T Group (formed by Ternium Investments, Ternium Argentina and Tenaris’ subsidiary Confab Industrial) has the right to nominate a majority of the members of Usiminas’ board of directors, the CEO and four other members of Usiminas’ board of officers. We began to fully consolidate Usiminas in July 2023.
B.    Business Overview
Our Business Strategy
Three main drivers compose Ternium’s business strategy: a focus on sophisticated value-added products, the pursuit of strategic growth opportunities and a relentless quest for competitive industrial operations. Ternium aims to enhance stakeholder value by further consolidating the our position as a leading steel producer in Latin America and a strong player in the Americas, while increasing its differentiation and strengthening its competitiveness.
We believe Ternium has built competitive advantages in its main steel markets. Our industrial presence and its network of distribution centers and commercial offices increase Ternium’s ability to offer differentiated logistics and stock management services. In addition, our integrated connectivity platform covering the entire customer relationship process enables Ternium to provide a better and faster response to its customer’s needs.
Ternium works together with small and medium-sized customers and suppliers in Argentina and Mexico, through the ProPymes program, to help them prosper. The development of SMEs and a collaborative industrial network have strengthened the Ternium’s value chain. This effort has led to a virtuous cycle of improved competitiveness, increased exports and import substitution of manufactured products.
Ternium’s differentiation initiatives have also included investments in state-of-the-art technologies. As part of this strategy, Ternium Mexico has built its Pesquería Industrial Center, which currently comprises a hot-rolling mill, a cold-rolling mill, two galvanizing facilities and a painting line. In 2022, Ternium began the deployment of a new downstream project in this center. The project includes a push-pull pickling line and new finishing lines, currently expected to be commissioned in the second half of 2024, a hot-dip galvanizing line expected to begin operations by the end of 2025 and a cold-rolling mill in the first half of 2026. These projects are consistent with the Ternium’s strategy to strengthen its competitive positioning in order to replace imports in the Mexican market, and better serve its customers with a broader and more technologically advanced product portfolio. Complementing its processing technology upgrade, Ternium is expanding its product research and development infrastructure in order to enhance its capabilities and speed up the development of a broader product portfolio, particularly in the high-end steel segment, to better serve its industrial customers.
In addition, Ternium has launched the construction of new steelmaking facilities in its Pesquería Industrial Center. The new facilities, consisting of an electric-arc-furnace-based steel shop and a DRI module, are expected to produce the highest specification steels, necessary for the most demanding applications of the automotive industry. The implementation of the USMCA trade agreement and the trend towards nearshoring of manufacturing capacity in the steel value chain have made the USMCA region an attractive destination for continued investment.
We believe that Ternium has substantial business opportunities in the USMCA region. Mexico has an attractive steel market with significant demand for advanced steel products, and Mexican steel producers cover approximately half of flat steel demand in the country. The Mexican industrial sector has access to the US and Canadian markets through the USMCA, and to other major economic regions and trade blocks through other free trade agreements. Mexico has privileged conditions to host a competitive and innovative manufacturing sector and its favorable geographic location provides a competitive logistics base to reach every major market. We believe that Ternium is well positioned in Mexico to compete with foreign producers and gradually substitute imports, as we have built a solid differentiation strategy, supported by its unique industrial presence, as well as by its market competitiveness.
In Brazil, the second largest steel market in Latin America, Usiminas is one of the main producers of flat steel products. The country’s manufacturing sector accounts for a significant share of Usiminas sales, providing ample opportunities for the offering of value-added products and services. The appointment of Usiminas’ new management team took place in a transformational year for Usiminas, as it successfully relined its main blast furnace. Usiminas took other strategic steps, including putting out of operation one of its smaller blast furnaces and one of its coking facilities. Additional management decisions led to higher efficiency in the metallic charge in the upstream processes and lower fuel rate at the blast furnaces. These actions were part of a significant management initiative that is focused on the streamlining of Usiminas’ industrial system, with the aim at increasing its productivity, and thses will continue to be Usiminas’ focus throughout 2024.
Ternium Argentina has a significant presence in the Argentine steel market, the third largest in Latin America. The country’s manufacturing customers account for approximately half of the local flat steel consumption, providing ample opportunities for the offering of value-added products and services. Ternium has a solid differentiation strategy in Argentina built on its industrial integration in the country, which allows it to offer customized products and value-added services.
In Colombia, the fourth largest steel market in Latin America, Ternium expanded its capacity by adding a greenfield reinforcing bar facility in Palmar de Varela in 2020. Other facilities with finishing lines and service centers in Guatemala, El Salvador, Nicaragua and Costa Rica enable Ternium to maintain a vast presence in the region.
Focus on sophisticated steel products. The incorporation of new technologies, the development of new advanced steel products and the integration of our industrial system are elements of a strategy aimed at increasing the participation of higher margin value-added products in Ternium’s sales mix. Ternium’s industrial center in Pesquería strengthened our positioning in the high-end market sector, expected to give way to a gradual substitution of imported steel in key industrial segments. The start-up of our new hot-rolling mill in 2021 represented a technological leap forward in Mexico’s steel production capacity. The new downstream project in this industrial center will expand the facility’s advanced high-strength and ultra high-strength steel production capabilities for the automotive, transport and heavy machinery industries. The new steel slab mill under development in the same site will supply high-quality steel slabs to our new hot-rolling mill. Ternium’s steel bar and coil mill in Palmar de Varela, Colombia is able to offer leading anti-seismic steel products for the Colombian construction sector, with improved resistance and toughness compared to those previously available in the market. For more information on Ternium’s product research and development efforts, see “—Research and Development; Product Development.” For further information on Ternium’s capital expenditures, see “—Capital Expenditure Program.”
Pursuit of strategic growth opportunities. We have a history of strategically growing our businesses through acquisitions and organic growth. We intend to continue identifying and actively pursuing growth-enhancing strategic opportunities to consolidate Ternium’s presence in its main markets and expand it to the rest of the Americas. We also intend to increase our industrial system integration, broaden our offerings of value-added products, and enhance our production and distribution capabilities. For example, in 2017 Ternium acquired a steel producer, renamed Ternium Brasil, with facilities located in the state of Rio de Janeiro, Brazil, with annual production capacity of 5.0 million tons of high-end steel slabs. With this acquisition, total crude steel production capacity of Ternium’s industrial system in 2017 increased to 12.4 million tons, or by approximately 70%. The acquisition of the Rio de Janeiro facility triggered the construction of the new hot-rolling mill in Pesquería, Mexico, with annual production capacity of 4.4 million tons which started up in 2021. This new facility enabled the integration of the Rio de Janeiro slab facility with Ternium’s industrial system in Mexico. Furthermore, the new upstream and downstream investment projects being deployed in Pesquería are expected to place Ternium in an even better position to take advantage of attractive market opportunities like the nearshoring of supply chains. For further information on Ternium’s capital expenditures, see “—Capital Expenditure Program.”
Enhancement of Ternium’s competitive position. In addition to developing a full range of steel products and delivering differentiated services to Ternium’s customer base, we aim to enhance our competitive position by seeking excellence in operational performance. Our quest for operational excellence relies on the cross implementation of Ternium’s managerial, commercial and production best practices. Ternium has a centralized industrial engineering, automation, occupational, health and safety (OH&S) and environmental management area. Focused on capacity utilization, quality and maintenance, this area facilitates the improvement of production processes through best practices, a coordinated deployment of new technologies and access to strong internal technical support.
Ternium’s broad range of value-added products, just-in-time delivery, inventory management and other services offered to customers in major steel markets are supported by the our service center, distribution, sales and marketing networks. Ternium’s ample range of products and services can be offered to its customer base in a coordinated way, as its industrial system runs on a unified IT platform. Ternium has integrated its processes with those of its customers and suppliers through our digital marketplace, “Ternium Activo”. Most of our customers’ orders are placed through this platform, which helps them improve their management processes.
Environmental, Social and Governance
Ternium aims to create value for all its stakeholders. Our main efforts focus in the areas of occupational health and safety, environmental management, human resources, community relations and the value chain, and aim at ensuring a sustainable operation in the long-term.
Improving our safety performance. The safety and well-being of our employees is our top priority and key to our success as a sustainable organization over time. We strive to create and sustain a safety culture aimed at safeguarding our employees' well-being. OH&S management and risk assessment are integrated into our business processes and are reflected in Ternium's OH&S policy. OH&S performance is included in the managers' integrated set of objectives. Senior managers lead every initiative aimed at forging our OH&S culture. We design strategies to align our culture with our OH&S vision. We seek to engage our employees, customers and contractors in order to deploy our vision and targets, managing our production processes safely and implementing an effective communication. Through our “Safety First” program, safety behavior has been placed at the cornerstone of our culture. We have dedicated safety management teams that evaluate facilities and processes with an ample view, and design plans to mitigate risks.

Minimizing our environmental footprint. The protection of the environment is a fundamental value for Ternium. The Company’s Environmental and Energy Policy expresses our commitment to the preservation of the environment. Ternium’s steel and mining operations are subject to laws and regulations to protect the environment, including the use of land, air emissions, wastewater treatment and discharge, the use, handling and disposal of hazardous or toxic materials, and the handling and disposal of waste. Ternium’s corporate environmental and energy policy requires that each of its business units comply with applicable environmental laws and regulations. We aim at achieving the highest standards of environmental performance, as a basis to ensure a sustainable development, and encourage our supply chain to embrace these principles.

Our environmental performance leans on an environmental and energy management system encompassing every production unit. We audit and certify our systems and procedures on a regular basis, which results in updates to our environmental management processes and the identification of improvement opportunities. Systems are certified under the ISO 14001 environmental management norm in all steel making and most processing facilities and under the ISO 50001 energy management norm in most top energy consuming operations. We are in the process of incorporating additional facilities to our ISO 50001 certification scope.

Another element for ensuring the preservation of the environment is management supervision. Monthly, the Industrial, Environmental, Health and Safety Management Committee, led by the CEO, gathers to review and discuss our environmental and safety performance. We consistently invest in environmental improvement projects, and are deploying a medium-term plan that is mainly focused on strengthening infrastructure in connection with particulate matter emission control, material efficiency and water quality control at the primary areas of our operations.

For further information on environmental regulations, see Item 4. “Information on the Company —B. Business Overview — Regulations - Environmental Regulation”. For a description of some of the risks associated with the environment, health and safety, see Item 3. “Key Information—D. Risk Factors.”

Realizing our people’s full potential. We work constantly towards the consolidation of an organization that offers equal opportunity and treatment, and that promotes industrial and technological excellence. We believe that our performance is dependent on the development of personnel competences and skills for each position in the company, and in a careful planning of succession and continuity processes. In this regard, we have centralized personnel training activities in Ternium University (TU) and Usiminas’ Corporate University and we have a Career Development program and a Succession program for key positions.

We have adopted policies on Human Rights and Diversity and Work Environment Free of Harassment. We aim to foster a workplace environment that attracts and develops talents across all genders, nationalities, generations, cultures, religions and backgrounds, respecting and valuing individual differences. Ternium’s Code of Conduct prohibits unlawful discrimination in employment relations and ensures that every person has the right to apply for employment with us or to be considered for a new position strictly based only on the skills required for such task.

Helping communities thrive. We believe that an industrial project like ours can only be sustainable if community and industry grow together. This is the principle guiding our community programs, which focus on four main fields:

-    Education. We are convinced that education is the key to prosperous community growth. Therefore, we have developed and ran educational programs covering the entire school cycle, from elementary to post-graduate, helping children and youngsters to fulfill their potential and become active contributors to society. Our programs include the Roberto Rocca Technical Schools, the Roberto Rocca Technical Gene, the Roberto Rocca After School Program and Roberto Rocca Scholarships.

-    Culture. As a multi-cultural and multi-lingual company, we enrich and broaden people’s cultural horizons in communities near our facilities, fostering diversity and inclusion by promoting cultural activities. Our programs include the Film Festival and the Photo Library, together with Instituto Usiminas’ initiatives.

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

Strengthening our value chain. We offer support to small and medium size enterprises (SMEs) through ProPymes, a program that provides a variety of services including training, industrial assistance, institutional assistance, commercial support and financial aid. The ProPymes program fosters the development of the industrial value chain in Mexico and Argentina, and helped create an industrial network that encourages the professionalization and quest for excellence of SMEs, which, based on knowledge sharing, reciprocal learning and exchange of experiences, aims at the implementation along the value chain of the best practices utilized in the industry.

Integrity. We believe integrity is key to our long-term sustainability. With ethical behavior and compliance with law as a core value, we continuously work on building a corporate culture of transparency. The Company has adopted a Code of Conduct, which has recently been updated, incorporating guidelines and standards of integrity and transparency that apply to all directors, officers and employees. As far as the nature of each relation permits, the principles described in the Code of Conduct also apply to relations with our contractors, subcontractors, suppliers and associated persons.

The Code of Conduct also includes guidelines related to the promotion of a healthy and safe workplace environment, respect for human and labor rights, the protection of the environment, our commitment to fair, honest and transparent competition, and the protection of data privacy of our employees and third parties with whom we conduct business. The Company has also adopted a Code of Ethics for Senior Financial Officers to supplement its Code of Conduct, which applies specifically to the chief executive officer, the chief financial officer, the chief accounting officer or controller, or other persons performing similar functions. In addition, the Company has adopted a Transparency Policy governing relationships with third parties, a Policy on Business Conduct, a Code of Conduct for Suppliers, an Anti-fraud Policy, a Policy on Securities Trading, a Policy on Financial and Accounting Controls, and a Policy on Personal Data Protection. As a condition for employment, all employees must acknowledge and commit to comply with Ternium’s Code of Conduct and eligible employees (salaried employees and managers, excluding supervisors) must acknowledge and commit to comply with Ternium’s Policy on Business Conduct.

Our Products
Ternium produces mainly finished and semi-finished steel products and iron ore, which are sold either directly to steel manufacturers and steel processors or to end-users after different value-adding processes. We also produce electricity and sell unused balances to the Mexican and Brazilian electric grids.
In the steel segment, steel products include slabs, billets and round bars (steel in its basic, semi-finished state), heavy plates, hot-rolled coils and sheets, bars and stirrups, wire rods, cold-rolled coils and sheets, tin plate, hot dipped galvanized and electrogalvanized sheets and pre-painted sheets, steel pipes and tubular products, beams and roll formed products. Galvanized and pre-painted sheets can be further processed into a variety of corrugated sheets, trapezoidal sheets and other tailor-made products to serve Ternium’s customer requirements. Other products in the steel segment include electricity and pig iron.
In the mining segment, iron ore is sold as lump, concentrates (sinter feed and pellet feed fines) and pellets.
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
Heavy plates: these products are used in a variety of applications in infrastructure, shipbuilding, civil construction (including bridges, sheds and buildings), maritime platforms, large diameter tubes, road and mining machinery and equipment, sugar and alcohol plants and power generation plants, including wind towers. They can be produced under a wide range of mechanical resistance and dimensions.
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
Iron ore products
Lumps, concentrates (sinter feed and pellet feed fines) and pellets: These products are raw materials used for the production of steel. Lump ore is coarse ore with diameter of between 32 and 6.3 millimeters, sinter feed is iron ore with diameter of between 6.3 and 0.15 millimeters and pellet feed is iron ore with diameter of less than 0.15 millimeters.

Lump iron ore is used in the production of steel without any further process. The sinter feed has to be agglomerated via a sintering process to enable its use in the blast furnace. The pellet feed has to be pelletized to enable its use in the blast furnace or DRI processes. Pellet feed can also be sinterized. In Mexico, Las Encinas and Peña Colorada ship most of the pellets to Ternium Mexico’s steelmaking facilities and they also market non-pelletizable iron ore fines, if any, to other steel manufacturers. In Brazil, Mineração Usiminas ships lumps and concentrates to Usiminas’ steel manufacturing operations, and ships mainly concentrates to other steel manufacturers.

Production Facilities and Processes
Ternium’s aggregate production capacity of steel slabs and billets as of December 31, 2023, calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process, was approximately 15.4 million tons. Ternium’s aggregate production capacity of finished steel products, calculated based on the same criteria as for steel slabs and billets production, was approximately 22.3 million tons. Usiminas’ production capacity of iron ore lumps, sinter feed and pellet feed was 9.0 million tons as of December 31, 2023, and production capacity for iron ore pellets in Mexico as of December 31, 2023, was 4.0 million tons.

Steel production facilities, service centers and distribution centers
The following table provides an overview, by type of asset, of production capacity as of December 31, 2023:

Production asset	Quantity	Nominal capacity (thousand tons per year)[1]
		TerniumMexico/Tenigal	Usiminas	Ternium Argentina	Ternium Brasil	Other	Total
Coke Plant[2]	8		800	1,040	1,800		3,640
Sinter Plant	5		6,300	1,480	5,700		13,480
Direct Reduced Iron Plant	3	2,710					2,710
Blast Furnace[3]	5		3,800	2,210	5,300		11,310
Electric Arc Furnace	5	4,190				250	4,440
Basic Oxygen Furnace	10		4,800	3,500	5,200		13,500
Vacuum Degassing	5	840	2,000	1,200	3,200		7,240
AHF Plant	3		1,900		3,000		4,900
Thin Slab Continuous Caster	1	2,460					2,460
Slab Continuous Caster[4]	7		3,800	2,300	5,000		11,100
Billet Continuous Caster	3	1,640				245	1,885
Thick Plate Mill	1		1,000				1,000
Hot-rolling Mill (flat products)	6	9,910	5,900	2,890			18,700
Skin-Pass Mill	7	3,860	1,300	990			6,150
Hot-rolling Mill (long products)	5	1,190				760	1,950
Pickling Line	13	5,390	4,380	1,910			11,680
Cold-Rolling Mill (Tandem or Reversing)	12	3,900	4,100	1,840			9,840
Electrolytic Cleaning	6	1,940	500	230			2,670
Annealing Line	14	1,430	2,700	1,330			5,460
Temper Mill	9	2,040	1,600	2,020			5,660
Tension-Leveling / Inspection Line	18	1,480	2,300	1,150			4,930
Electro-Tinplating line	1			160			160
Hot Dip Galvanizing Line	15	2,390	1,030	640		385	4,445
Electro-Galvanizing Line	2		360	110			470
Color-Coating Line	9	810		120		210	1,140
Slitter	40	2,090	500	500		310	3,400
Cut to length	50	570	1,100	1,000		220	2,890
Roll forming Line	34	510		540		230	1,280
Panel Line	4	80					80
Profile Line	15	140		80		110	330
Tube Line	24	520	70	190		60	840
Wire drawing Lines	12					100	100
Wire Mesh Lines	2					40	40
Rebar Processing Lines[5]	48					190	190
1    In this annual report, annual production capacity is calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.
2    Usiminas’ nominal coke production capacity was adjusted to reflect the shut-down of coke battery #4 in December 2023.

3    Usiminas’ nominal pig iron production capacity was adjusted to reflect the shut-down of blast furnace #1 in December 2023, and Ternium Argentina’s nominal pig iron production capacity was adjusted to reflect the shut-down of blast furnace #1 in 2015.

4    Usiminas’ nominal slab production capacity was adjusted to reflect the shut-down of blast furnace #1 in December 2023 and Ternium Argentina’s nominal slab production capacity was adjusted to reflect a lower nominal production capacity of pig iron and the shut-down of blast furnace #1 in 2015.

5    Includes shears, straighteners, stirrup benders and shaping centers.

Mexico. Ternium Mexico has 12 steel production and/or processing units in Mexico, consisting of three integrated steel-making plants (two of which produce long steel products and one of which produces flat steel products and includes two steel service centers); five downstream flat steel processing plants, combining hot-rolling, cold-rolling and/or coating facilities (two of which include steel service centers); and four steel service centers. In addition, Ternium Mexico has twelve distribution centers, or DCs, in Mexico, aimed at serving customers mainly in the construction sector, and Tenigal owns a galvanizing facility located in Ternium Mexico’s Pesquería industrial center.
The following table sets forth key items of information regarding Ternium Mexico’s principal production units in Mexico:

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
Pesquería industrial center: located in Nuevo León, Mexico, the Pesquería industrial center produces hot-rolled, cold-rolled, galvanized and color coated coils for the automotive and home appliance industries, among other industrial sectors. The hot-rolling mill processes slabs sourced from Ternium Brazil as well as from third parties. The cold-rolling mill processes hot-rolled coils sourced from the hot-rolling mill and also from Ternium Mexico’s Churubusco and Guerrero units, as well as from third parties. Ternium Mexico is building new facilities in this industrial center. During the second half of 2024, we expect to inaugurate a 550 thousand tons per year pickling line and the first lines in a new service center. By the end of 2025, we expect to start-up a new galvanizing line, and in the first half of 2026, a new cold rolling mill with annual capacity of 1.6 and 0.6 million tons, respectively. In 2026, we expect to inaugurate a new slab mill with annual capacity of 2.6 million tons, which will include an electric-arc-furnace and direct reduction iron facilities. These projects are consistent with Ternium’s strategy to strengthen its competitive positioning in order to replace imports in the Mexican market, better serve its customers with a broader and more technologically advanced product portfolio, accelerate our progress toward achieving our decarbonization target and maintain compliance with the USMCA’s ‘melted and poured’ requirements. For further information on Ternium’s capital expenditures, see “—B. Business Overview—Capital Expenditure Program.”
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
Usiminas. Usiminas has eight steel production and/or processing units in Brazil, consisting of one integrated flat steel-making plant (including a steel service center); one downstream flat steel production plant, combining hot-rolling and cold-rolling facilities; and seven steel service centers. In addition, Usiminas has seven distribution centers, or DCs, in Brazil, five customer warehouses and two ports, aimed at better serving its customers in the country.
The following table sets forth key items of information regarding Usiminas’ principal production locations and production units:

Unit	Type of plant				Location
	Integrated	Downstream	Service Center	Distribution Center
Ipatinga	X	X	X		Ipatinga, Minas Gerais
Cubatão		X			Cubatão, São Paulo
Guarulhos			X		Guarulhos, São Paulo
São Paulo				X	São Paulo, São Paulo
Santo André				X	Santo André, São Paulo
Betim			X	X	Betim, Minas Gerais
Santa Luzia			X	X	Santa Luzia, Minas Gerais
Cabo do Santo Agostinho			X		Cabo do Santo Agostinho, Pernambuco
Taubaté			X	X	Taubaté, São Paulo
Porto Alegre			X	X	Porto Alegre, Rio de Janeiro
Caxias do Sul				X	Caxias do Sul, Rio Grande do Sul
Ipatinga unit: located in Minas Gerais, Brazil, the Ipatinga unit produces hot-rolled plates and hot-rolled, cold-rolled, hot-dipped galvanized and electrogalvanized coils for the automotive, oil and gas and machinery and equipment industries, and for further processing in Usiminas’ service centers. It also produces slitted and cut-to-length products for the industrial sector and profiles and tubes for the industrial and construction sectors. The Ipatinga unit is an integrated facility based on blast furnace and basic oxygen furnace technologies, supplemented with a sinter plant, coking batteries, a co-product plant and a power plant. It uses metallurgical coal and iron ore pellets, lumps and fines as main raw materials. The facility sources all of its coal needs from the international markets and its iron ore needs from Mineração Usiminas and other Brazilian mining companies, which are shipped to the facilities through railroad. Usiminas’ procurement policy for these products is described in greater depth in “—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”
Cubatão unit: located in São Paulo, Brazil, the Cubatão unit produces hot-rolled and cold-rolled coils for the automotive, oil and gas and machinery and equipment industries, and for further processing in Usiminas’ service centers. The facility sources its requirements of slabs from Ternium Brasil and from third parties. Usiminas’ procurement policy for slabs is described in greater depth in “—Raw Materials, Slabs, Energy and Other Inputs.”
Service centers: in addition to the service center of the Ipatinga unit, the Guarulhos and Taubaté units located in São Paulo, the Betim and Santa Luzia units located in Minas Gerais, the Cabo do Santo Agostinho unit located in Pernambuco and the Porto Alegre unit located in Rio Grande do Sul, Brazil, are steel service centers that produce slitted, cut-to-length and tubular products for industrial customers. These plants transform coated and uncoated coils received from Usiminas’ Ipatinga and Cubatão units.
Argentina. Ternium Argentina has eight steel production and/or processing units in Argentina, consisting of one integrated flat steel-making plant; four downstream flat steel processing plants, comprising cold-rolling, coating or tube-making facilities (three of which include steel service centers); and three additional steel service centers. In addition, Ternium has a DC in Argentina, aimed at serving customers mainly in the construction sector.

The following table sets forth key items of information regarding Ternium Argentina’s principal production units in Argentina:

Unit	Type of plant				Location
	Integrated	Downstream	Service center	Distribution center
San Nicolás	X				Ramallo, Buenos Aires
Canning		X	X		Canning, Buenos Aires
Haedo		X	X		Haedo, Buenos Aires
Florencio Varela		X	X		Florencio Varela, Buenos Aires
Ensenada		X			Ensenada, Buenos Aires
Rosario			X		Rosario, Santa Fe
Serviacero III			X		Ramallo, Buenos Aires
Sidercrom			X		Ramallo, Buenos Aires
El Talar				X	El Talar, Buenos Aires
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
Ternium Argentina is building a new tube distribution center in Rosario, Santa Fe, which it expects to inaugurate during the second quarter of 2024. The new distribution center will allow it to offer new services to its customers as well as increase the efficiency of its operations. In addition, Ternium Argentina is building a new wind farm in the Province of Buenos Aires, Argentina. This new facility will enable the company to replace approximately 90% of the electricity currently purchased from third parties for its operations in the country. For further information on Ternium’s capital expenditures, see “—B. Business Overview—Capital Expenditure Program.” For further information on

Ternium’s decarbonization strategy, see “—B. Business Overview—Environmental, Social and Governance —Minimizing our environmental footprint.”

Other countries. Ternium Brasil, Ternium U.S.A, Ternium Colombia, Ternium del Atlantico and Ternium Guatemala have a total of 19 steel production and/or processing units in Brazil, the United States, Colombia and Central America, consisting of two integrated steel-making plants (one of which produces flat steel products in Brazil and the other long steel products in Colombia); one downstream long steel hot-rolling plant; two downstream flat steel processing plants, comprising coating facilities (one of which includes a steel service center and a steel retail distribution center); and fourteen steel service centers. In addition, Ternium has ten DCs aimed at serving customers mainly in the construction sector.
The following table sets forth key items of information regarding the principal production locations and production units:

Unit	Country	Type of plant				Location
		Integrated	Downstream	Service Center	Distribution Center
Rio de Janeiro	Brazil	X				Santa Cruz, Rio de Janeiro
Shreveport	USA		X			Shreveport, Louisiana
Manizales Steel	Colombia	X				Manizales, Caldas
Atlántico	Colombia		X			Palmar de Varela, Atlántico
Barranquilla	Colombia			X		Malambo, Atlántico
Bogotá	Colombia			X		Bogotá, Cundinamarca
Manizales Services	Colombia			X		Manizales, Caldas
Cali	Colombia			X		Puerto Tejada, Cauca
Itagüí	Colombia			X		Itaguí, Antioquía
DC Montería	Colombia				X	Montería, Córdoba
DC Bucaramanga	Colombia				X	Bucaramanga, Santander
Villa Nueva	Guatemala		X	X	X	Villa Nueva, Guatemala
Huehuetenango	Guatemala			X		Huehuetenango, Huehuetenango
Jutiapa	Guatemala			X		Jutiapa, Jutiapa
Teculután	Guatemala			X		Teculután, Zacapa
Coatepeque	Guatemala			X		Coatepeque, Quetzaltenanago
Escuintla	Guatemala			X		Escuintla, Escuintla
DC Zona 9	Guatemala				X	Guatemala, Guatemala
DC Petapa	Guatemala				X	Guatemala, Guatemala
DC Mazatenango	Guatemala				X	Mazatenango, Suchitepéquez
DC Petén	Guatemala				X	Petén, Petén
DC Quetzaltenango	Guatemala				X	Quetzaltenango, Quetzaltenango
DC Cobán	Guatemala				X	Cobán, Alta Verapaz
DC Chiquimula	Guatemala				X	Chiquimula, Chiquimula
DC Quiché	Guatemala				X	Quiché, Guatemala
San Salvador	El Salvador			X		San Salvador, San Salvador
San Miguel	El Salvador			X		San Miguel, San Salvador
Managua	Nicaragua			X		Managua, Managua
San José	Costa Rica			X		San José, Costa Rica
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

Mining Production Facilities in Mexico
Ternium has iron ore production facilities in Mexico. We have a 100% interest in Las Encinas, and a 50% interest in Consorcio Peña Colorada, and conduct our mining activities through these companies. In 2023, we recorded iron ore shipments of 3.4 million tons, all of which were destined to Ternium’s steelmaking facilities in Mexico. The following table provides an overview of Las Encinas’ and Consorcio Peña Colorada’s active mining operations:

Company	Mine	Location	Type of Mine
Las Encinas	Aquila	Aquila, Michoacán	Open pit
Las Encinas	Palomas	Pihuamo and Tecalitlán, Jalisco	Open pit
Consorcio Peña Colorada	Peña Colorada	Minatitlán, Colima	Open pit
In addition, Las Encinas owns El Encino and Cerro Nahuatl mines, and has operated the El Chilillo mine, all of which are substantially exhausted.
The following table provides an overview, by type of facility, of Ternium’s production capacity as of December 31, 2023:

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

The following table provides a description of tailings dams in Mexico as of December 31, 2023:

	Las Encinas			Consorcio Peña Colorada(1)
Dam / section	Cerro Náhuatl	Alzada / 1	Alzada / 2	Guásimas	Arrayanal / 1	Arrayanal / 2
Type of structure	Downstream	Combined(3)	Downstream	Combined(4)	Downstream(5)	Downstream
Status	Closing procedure	Stand by	Operative	Closing procedure	Operative	Operative
Deposits volume(2)	9	11	4	54	24	18
(1)    Figures correspond to total capacity. Ternium has a 50% interest in Consorcio Peña Colorada.
(2)    In million cubic meters.
(3)    Three out of six embankments were originally built upstream, and then reinforced to meet all requirements under the strictest international seismic standards.

(4)    Out of a total eight embankments, one was built with a combination of downstream and centerline methodologies, one was built as a downstream starter dam and six were built with an upstream methodology. In order to reduce risks of collapse under the strictest international seismic standards, certain reinforcements are recommended to comply with safety factors under a dynamic/post seismic condition. Ternium has indicated Consorcio Peña Colorada that it supports Consorcio Peña Colorada's efforts to mitigate those risks. The completion of the project could take approximately two years. For a description of risks, see Item 3. “Key Information-D.Risk Factors-Risks Relating to Ternium's Mining Activities-Unexpected natural and operational catastrophes may impact the environment or cause exposure to hazardous substances, adversely impact Ternium's operations and profitability, and result in material liabilities to Ternium.”

(5)    Includes upstream embankments in non-relevant zones.

Location Map of Las Encinas and Consorcio Peña Colorada’s Active Mines

Peña
Colorada
Mine
19.37651°-104.10428°
Palomas
Mine
19.24129°-103.26746°
Aquila
Mine
18.62122° -103.47043°
N
100 miles
(approx)
Iron Ore Mine
Including WGS84 coordinates

Las Encinas
Las Encinas produces iron ore pellets and magnetite concentrate in Mexico. At present, Las Encinas operates the Aquila and Palomas open pit mines located in Michoacán and Jalisco, respectively. Las Encinas facilities include three crushing plants (located close to each of the Aquila, the El Encino and the Palomas mines), and a concentration and pelletizing plant located in Alzada, Colima. Its major processing facilities (crushing, concentration and pelletizing facilities) include two primary crushers and a dry cobbing plant located in the Aquila mine, a crushing plant, which includes two primary crushers and pre-concentration with magnetic pulleys located at the El Encino mine, and a semi-mobile crushing plant, which includes primary crushers and pre-concentration with magnetic pulleys located at the Palomas mine (operated under a lease agreement), and horizontal and vertical ball mills and several stages of magnetic separation in the Alzada facilities. Las Encinas has two operational tailings dams in Alzada and an idled tailings dam located in Cerro Náhuatl.

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

Active mines in Mexico

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

Mineral reserve and resource estimates at Las Encinas mines are based on a long-term iron ore reference price of $90 per dry metric ton for 62% ferrous CFR China, adjusted for grade, logistics, and other adjustments.

Areas under exploration in Mexico

Las Encinas holds mining rights over other areas scattered throughout Michoacán, Jalisco and Colima, Mexico. Las Encinas has developed and may continue pursuing the development of small to mid-sized mining operations similar to Palomas, as a way to diversify its sources of iron ore and to make effective use of its mining rights in the region.

Exhausted mines in Mexico

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

Consorcio Peña Colorada has operated since 1974 and holds mining rights over 39,980 hectares. The Peña Colorada mine is a complex polyphase iron ore deposit. Several magmatic and hydrothermal events produced iron mineralization as skarns or skarnoids, and late dikes and faults that crosscut the mineralized bodies. The main mineralization events are a massive ore body and a disseminated ore body, within polymictic breccia zones. Reserve estimates at the Peña Colorada mine are based on a long-term iron ore reference price of $70 per dry metric ton for

62% ferrous CFR China, adjusted for grade, logistics, and other adjustments. Resources are estimated based on the same long-term price forecast used for reserves, increased by a revenue factor of 1.30 and adjusted upwards or downwards for mine specific factors and further adjusted for grade, logistics and other modifying factors.

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

Iron ore mineral resources and reserves in Mexico
In 2023, net sales of Ternium’s mining segment in Mexico represented 2.8% of the Company’s consolidated net sales and were totally used internally for steel making. As of December 31, 2023, the property, plant and equipment value of Ternium’s mining segment in Mexico represented 5.4% of the Company’s consolidated property, plant and equipment value. None of our iron ore mines is considered to be material on an individual basis.

The estimates of mineral resources and mineral reserves at our mines and projects have been prepared by qualified persons. The 2023 mineral resource and mineral reserve estimates at the Aquila and Palomas mining properties have been prepared by a qualified person who is employed by Ternium. The 2023 mineral resource and mineral reserve estimates for the Peña Colorada mine were audited by SLR Consulting (Canada) Ltd. In addition, external qualified professionals and companies collaborate with management to validate findings in relevant areas such as geotechnology, geology and mining design.

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

In the field, information is managed by experienced professionals who follow specified procedures. Data derived from exploration drilling, field sampling, process tests, and product quality is subject to thorough sample security and integrity protocols, field and laboratory quality assurance and quality control processes, as well as data validation procedures. Quality control processes and procedures vary depending on the specific nature of the drilling, sampling program or laboratory analysis. Operational and historical data is subject to internal validation procedures. Compliance with such procedures is verified through internal database audits and spatial and statistical analyses.

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

Iron ore mineral reserves in Mexico

The table below details Ternium’s estimated proven and probable iron ore mineral reserves in Mexico as of December 31, 2023. The classification of the iron ore reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit. Mineral reserves are reported as Run of Mine (ROM). Tonnage is reported on a wet metric ton basis.

Iron ore reserves as of	December 31, 2023						December 31, 2022
	Proven		Probable		Total		Total
	Million tons	Fe %(1)	Million tons	Fe %(1)	Million tons	Fe %(1)	Million tons	Fe %(1)
Las Encinas	16	33	8	32	25	32	21	39
Peña Colorada(2)	46	22	69	20	115	21	121	21
(1)Represents total iron content for Las Encinas and magnetic iron content for Peña Colorada.
(2)Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada.
The table below provides additional information on iron ore production and average estimated mine life.

Operations/Projects	% Ownership	In Operation Since	2023 Run of Mine Production (million tons)	2023 Saleable Production (million tons)(1)	Estimated Mine Life (Years)(2)
Las Encinas(3)	100	1970	1.9	1.4	6
Peña Colorada(4)	50	1974	6.4	2.0	16
(1)Saleable production consists of a mix of direct shipped ore, concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%.
(2)Mine life is calculated assuming the full utilization of the pellet plant and corresponds to the duration of ore reserve estimates only.
(3)2023 includes exclusively the Aquila and Palomas mines. Run of mine production in 2023 was 1.9 million tons and in 2022 was 3.1 million tons.
(4)Run of mine production in 2023 was 6.4 million tons and in 2022 was 6.8 million tons. Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada.
The reserve calculations were prepared in compliance with the requirements of SEC rules, under which:
•Reserves are the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.
•Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches or working or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well established.
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
The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash forward-looking basis. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Mineral reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see Item 3. “Key Information—D.Risk Factors—Risks Relating to Ternium’s Mining Activities—Ternium’s reserve estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine in the future or cause Ternium to revise its reserve estimates.”

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

Changes in iron ore reserve estimates in Mexico (2023 versus 2022)

Las Encinas’ iron ore mineral reserve estimates as of December 31, 2023 were 25 million tons on a run-of-mine basis (with an average iron grade of 32%), increasing by 4 million tons compared to those recorded as of the end of 2022. The increase during 2023 was due to the incorporation of 6 million tons of new reserves at the Aquila mine, partially offset by a 2 million-ton reserve depletion in the year.

Peña Colorada’s iron ore mineral reserve estimates as of December 31, 2023 were 115 million tons on a run-of-mine basis (with an average iron grade of 21%), decreasing by 6 million tons compared to those recorded as of December 31, 2022 due to the depletion of reserves. Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada.

Iron Ore Mineral Resources in Mexico

The following tables summarize Ternium’s mineral resources in its active mines in Mexico, as of the end of the fiscal year ended December 31, 2023 and 2022. Mineral resources are reported as Run of Mine (ROM). Tonnage is reported on a wet metric ton basis. Mineral Resources are exclusive of Mineral Reserves.

Iron ore measured and indicated resources as of	December 31, 2023						December 31, 2022
	Measured		Indicated		Measured + indicated		Measured + indicated
	Million tons	Fe %(1)	Million tons	Fe %(1)	Million tons	Fe %(1)	Million tons	Fe %(1)
Las Encinas	—	—	—	—	—	—	—	—
Peña Colorada(2)	17	25	22	22	39	24	43	23

Iron ore inferred resources as of	December 31, 2023		December 31, 2022
	Million tons	Fe %(1)	Million tons	Fe %(1)
Las Encinas	12	33	21	36
Peña Colorada(2)	0	21	0	21
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

Changes in iron ore mineral resource estimates in Mexico (2023 versus 2022)
Las Encinas' iron ore resource estimates as of December 31, 2023, were 12 million tons of inferred resources (with an average iron grade of 33%), decreasing 9 million tons compared to inferred resources as of December 31, 2022. The decrease in resources in 2023 was due mainly to the reclassification of 6 million tons to reserves and the elimination of 3 million tons of resources in the context of an intensive drilling campaign performed in the Aquila mine aimed at validating inferred ore bodies. Estimation works under development in the Aquila mine could result in future additional decreases in inferred resources. For information on risks relating to the determination of mineral resources and reserves, see “Risks Relating to Ternium’s Mining Activities - Ternium’s resource and reserve estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine or cause Ternium to revise its resource or reserve estimates.”

Peña Colorada’s iron ore resource estimates as of December 31, 2023, were 39 million tons of measured and indicated resources (with an average iron grade of 24%), decreasing by 4 million tons compared to those recorded as of December 31, 2022 due to the update of pit optimization parameters.

Mining Property, Plant and Equipment in Mexico
The table below details the value of Ternium’s mining segment property, plants and equipment in Mexico as of December 31, 2023.

In millions of U.S. dollars	Property, Plant and Equipment
Las Encinas	162.0
Consorcio Peña Colorada	247.9

Mining Production Facilities in Brazil
Ternium started to consolidate Usiminas in July 2023. Usiminas has a 70% interest in Mineração Usiminas, and conducts its mining activities in Brazil through this company. In the second half of 2023, we recorded iron ore shipments of 4.8 million tons from Mineração Usiminas’ operations, which were destined to third parties and to Usiminas’ steelmaking facilities in Ipatinga. The following table provides an overview of Mineração Usiminas’ active mining operations:

Mine	Location	Type of Mine
Oeste	Itatiaiuçu, Minas Gerais	Open pit
Central	Itatiaiuçu, Minas Gerais	Open pit
Leste/Camargos(1)	Mateus Leme, Minas Gerais	Open pit
(1)Friable ore at the Leste area has been exhausted at the end of 2023. The Camargos area is being developed to feed the Leste processing plant with friable ore.
The following table provides an overview of Mineração Usiminas’ production capacity as of December 31, 2023:

Production facility	Capacity(1)
Oeste Plant	2,700
Samambaia Plant	2,400
Flotation Plant	2,900
Leste Plant(2)	1,000
(1)In thousands of tons per year. Capacity figures are based on the quality of the run-of-mine material that fed the plants in 2023.
(2)Currently in stand-by, until works are finished to be able to ship friable ore from the Camargos area.
As of December 31, 2023, Mineração Usiminas had one remaining tailings dam:

Dam / section	Samambaia 0
Type of structure	Downstream
Status	Closed
Deposits volume(1)	8
(1)    In million cubic meters.
In addition, Mineração Usiminas had two tailings dams that were declared decommissioned, Somisa and Central, as we completed their closing procedure and fulfilled the legal requirements for such declaration. Mineração Usiminas has initiated the required legal steps for the Minas Gerais’ authorities to declare decommissioned its Samambia 0 tailings dam.

Location Map of Active Mines
Oeste: latitude 20° 9'40.00"S longitude 44°27'30.00"W.
Central: latitude 20° 7'58.48"S longitude 44°24'48.35"W.
Leste/Camargos: latitude 20° 7'16.73"S longitude 44°22'2.96"W.

Mineração Usiminas operates one crushing/classification plant located in the Leste mine, and three concentration plants located in the Oeste and Central mines. Its major processing facilities include crushers, mill, screens, cyclones, spiral classifier, spiral concentrators, jigs, magnetic concentrators, flotation cells, flotation columns, filters and a decanter. In 2021, Mineração Usiminas implemented a dry stacking system to process tailings and, accordingly, tailings dams are no longer used.
Iron or lumps, sinter feed and pellet feed are transported by truck from the mines to railroad terminals. The iron ore destined to Usiminas’ Ipatinga unit is transported by railroad from the Modal railroad terminals. Sinter feed and pellet feed destined to offshore customers, mainly from Asia, is transported by railroad to ports in the Atlantic Ocean coast. The facilities receive electrical power from CEMIG, a local electric utility company.
Active mines in Brazil

Mineração Usiminas currently operates three iron ore mines: Oeste, Central and Leste. The Oeste, Central and Leste iron ore mines, together with their iron ore processing facilities, stand on 1,905 hectares, 1,250 hectares and 445 hectares, respectively. The environmental licences in force allow Mineração Usiminas to perform all mining activities necessary to exploit the ore located in every area where it has mining rights, until the permanent closure of the mines. Mineração Usiminas has operated these mines since 2010.

The Oeste and Central mines are composed predominantly of siliceous itabirite (friable, semi-compact and compact itabirite). The mineralization occurs as a tens of meters thick tabular or folded layers of banded iron formation. The mines are located on the iron formation which occurs between quartzite and phyllites in a kilometric mountain range.

The Leste mine is composed predominantly of layers of siliceous itabirite (friable, semi-compact and compact itabirite) with interdigitated lenses of magnetite itabirite, which changes laterally to dolomite, and portions of clayey iron formation that occurs close to the contact with the quartzites of the Cercadinho formation. This mine is also located on an iron formation, which occurs between quatzites and phyllites.

Mineral reserve and resource estimates at Mineração Usiminas mines are based on an estimated long-term iron ore price of $85 per dry metric ton for 62% iron content CFR China, adjusted by grade and other chemical elements content.

Iron ore mineral resources and reserves in Brazil
In the second half of 2023, Mineração Usiminas’ mining products shipments represented 2.1% of Ternium’s consolidated net sales. As of December 31, 2023, the property, plant and equipment value of Mineração Usiminas represented 5.7% of the Ternium’s consolidated property, plant and equipment value. None of our iron ore mines is considered to be material on an individual basis.

The estimates of mineral resources and mineral reserves at our mines and projects have been certified by a qualified person with GE21 Consultoria Mineral Ltda (“GE21”) contracted by Mineração Usiminas.

Mineração Usiminas adopted internal procedures that describe the systems and processes to effectively manage mining activities. These procedures follow industry practices, are managed by experienced and qualified technical experts, and are regularly reviewed and updated.

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

Mineral resource and reserve estimations are subject to normal industry risks, including metal prices, economic and market risks, metallurgical performance, and geological modeling. For geological risk, Mineração Usiminas has modeling and estimation procedures following mining industry best practices, including drilling, core logging, sampling, and density protocols. For information on risks relating to the determination of mineral resources and reserves, see Item 3. “Key Information - Risks Relating to the Mining Activities - Ternium’s resource and reserve estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine or cause Ternium to revise its resource or reserve estimates.”

Iron ore mineral reserves in Brazil

The table below details Mineração Usiminas’ estimated proven and probable iron ore mineral reserves as of December 2023. The classification of the iron ore reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend different ore types that may occur within each deposit. Mineral reserves are reported as Run of Mine (ROM). Tonnage is reported on a dry metric ton basis. To be able to process compact itabirites, Mineração Usiminas would need to deploy a new project that requires new equipment and facilities and significant capital expenditures. This project is currently under analysis and has not been yet approved. For information on risks relating to this investment, see Item 3. “Key Information - Risks Relating to the Mining Activities - Inability to complete activities required to maintain iron ore and pellets production rates over time could increase Ternium’s steel production cost.”

Iron ore reserves(1)
	Proven		Probable		Total
	Million tons	Fe %(2)	Million tons	Fe %(2)	Million tons	Fe %(2)
Mineração Usiminas	533	39	292	37	825	38
Friable itabirites	131	47	49	48	180	47
Compact itabirites	402	36	243	35	645	36
(1)Mineral Reserves are the economically viable portion of the measured and indicated Mineral Resources, based on a benchmark long-term iron ore price of $85 per dry metric ton for 62% iron content CFR China. Reserve report for Mina Oeste was dated December 29, 2023, for Mina Central was dated December 28, 2023, and for Mina Leste was dated November 29, 2023. The cut-off grade was 30% Fe. Estimates were performed with the Studio NPVS 1.4.26.0 software. Mineral Reserves included 30 million tons of iron ore with a 40.5% content of compact stoke piles classified as indicated. The stock piles were estimated and classified based on topography survey and channel samples. GE21 recommends a systematic sampling be carried out to confirm the quality of the compact stock pile.
(2)Represents total iron content.

The table below provides additional information on iron ore production and average estimated mine life.

Operations/Projects	% Ownership (1)	In Operation Since	2023 Run of Mine Production (million tons)	2023 Saleable Production (million tons)(2)	Estimated Mine Life (Years)(3)
Friable itabirites	70	2011	22.0	8.8	7
Compact itabirites(4)	70	n/a	n/a	n/a	34
(1)Corresponds to Usiminas’ 70% interest in Mineração Usiminas.
(2)Saleable production consists of a mix of direct shipped ore, lump, sinter feed and pellet feed products which have an iron content of approximately 61%.
(3)Mine life is calculated assuming the full utilization of the concentration facilities and corresponds to the duration of ore reserve estimates.
(4)To be able to process compact itabirites, Mineração Usiminas is required to deploy a new project that entails new equipment and facilities and significant capital expenditures, and estimated mine life will depend, among other factors, on actual processing capacity incorporated as part of such project. For information on risks relating to this investment, see Item 3. “Key Information - D.Risk Factors - Risks Relating to the Mining Activities - Inability to complete activities required to maintain iron ore and pellets production rates over time could increase Ternium’s steel production cost.”
Mineral reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see Item 3. “Key Information—D.Risk Factors—Risks Relating to the Mining Activities—Ternium's reserve estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine in the future or cause Ternium to revise its reserve estimates.”
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
Iron Ore Mineral Resources in Brazil
Mineral Resources include a 30 million-ton stock of compact itabirite, 40.5% iron content, classified as indicated. Stock pile size and iron content were estimated and classified based on topography surveys and samples. GE21 recommends a systematic sampling be carried out to confirm the quality of compact stock pile. The following tables summarize Mineração Usiminas’ mineral resources in its active mines, as of December 2023. Mineral resources are reported as Run of Mine (ROM). Tonnage is reported on a wet metric ton basis. Mineral Resources are exclusive of Mineral Reserves.

Iron ore measured and indicated resources(1) as of	December 2023
	Measured		Indicated		Measured + indicated
	Million tons	Fe %(2)	Million tons	Fe %(2)	Million tons	Fe %(2)
Mineração Usiminas	924	39	679	37	1,603	38
Friable itabirites	223	46	86	48	309	47
Compact itabirites	701	36	593	35	1,294	36

Iron ore inferred resources as of	December 2023
	Million tons	Fe %(2)
Mineração Usiminas	348	36
Friable itabirites	55	50
Compact itabirites	293	33
(1)Mineral resource report for Mina Oeste was dated December 29, 2023, for Mina Central was dated December 28, 2023, and for Mina Leste was dated November 29, 2023. The cut-off grade was 20% Fe. Estimates were performed with the Studio NPVS 1.4.26.0 software.
(2)Represents total iron content.

Mining Property, Plant and Equipment in Brazil
Mineração Usiminas’ property, plants and equipment value as of December 31, 2023 amounted to $434.8 million.
Production process
Ternium specializes in manufacturing and processing finished steel products. In addition, Ternium extracts and processes iron ore and produces electricity.
Ternium’s facilities use different technologies and have different levels of integration. The basic inputs for steel production are iron ore, methalurgical coal and energy. Iron ore is used in three different formats: fines and lumps and pellets. Ternium’s steel production processes consume energy mainly in the form of natural gas, coal and electricity.
Iron ore extraction and processing. The iron production process begins with the extraction of iron ore from open pit mines owned and operated by Las Encinas and Peña Colorada in Mexico and Mineração Usiminas in Brazil. The mining process consists of removing the ore from the surface using explosives, loading it and transporting it by truck to the crushing facilities where it is crushed to a specified size.
After crushing, the ore goes through several stages of grinding and concentration. Grinding reduces the size of the ore, while concentration, using magnetic, densitometric and flotation methods, separates the iron from the tailings to produce iron ore concentrate. This process is carried out using water as an auxiliary element. Excess water is then recovered through a filtration process. The iron ore concentrate is then shipped to our steel mills and third parties.
After the filtering process and by leaving the necessary humidity, pellets are formed using pelletizing disks. Pellets are separated according to their size and are then hardened in ovens and shipped to the steel producing facilities.
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
Steel processing. Semi-finished steel is then processed into finished products using hot-rolling, cold-rolling, coating, tubing, paneling, slitting and cut-to-length facilities among other processes. In Mexico, Brazil and Argentina, Ternium processes steel slabs produced in Ternium Brazil and/or purchased in the marketplace, as in Mexico and Brazil its steel processing capacity is higher than its steel production capacity, and in Argentina its steel processing capacity utilization has been higher in recent years than its steel production capacity. Ternium may purchase hot-rolled, cold-rolled and coated products as well for further processing in its lines.
Thin-slabs, slabs and billets are processed in the hot-rolling mills in Mexico, Brazil, Argentina and Colombia to obtain hot-rolled products using different technologies. In the case of flat products, hot-rolled coils are obtained from thin or conventional slabs. Thin slab hot-rolling, a technology Ternium uses only in Mexico, requires less energy than conventional slab hot-rolling, as it does not require a roughing section at the mill and does not need to be reheated from room temperature to reach rolling temperature. In addition, in Brazil Usiminas obtains plates from conventional slabs in a thick plate line. In the production of long products, which is carried out in Mexico and Colombia, billets are reheated and taken to rolling temperature. The softened steel is processed in the rolling trains to obtain wire rods and rebars as finished long products and, depending on their final use, rebars can be further processed into stirrups and other customized shapes in our service centers in Colombia.
Depending on its final use, the hot-rolled coils are then tempered and/or pickled in Mexico, Brazil and Argentina, before being sent for sale as coils or cut into steel sheets. Alternatively, the hot-rolled coils may be sent to a cold-rolling mill where they are put under a deformation process at room temperature to reduce their thickness and obtain cold-rolled coils. Cold-rolled coils can be sold in crude form to the market (full hard) or processed in the reheating ovens, annealing bays and temper lines to modify their metallurgic and physical characteristics. The tempered products can be sold as coils or sheets or further processed by adding coatings.
Cold-rolled coils can be further processed into tinplate at Ternium Argentina’s facility (by adding a thin layer of tin), into galvanized or electrogalvanized sheets at several of Ternium’s facilities in Mexico, Argentina the United States, Guatemala and at Usiminas’ facilities (by adding a thin layer of zinc to the products through different processes) or into pre-painted products. Some of these products can be further processed into slitted, cut-to-length and tailor-made products according to customers’ needs at Ternium’s service centers, which are located in several countries. In addition, coated, cold-rolled and hot-rolled coils can be further processed into tubular products, such as welded pipes, insulated panels and architectural panels, among other products.
Sales
Net Sales
As of December 31, 2023, the Company was organized into three operating segments: Steel, Mining and Usiminas.
•The Steel segment includes the sales of steel products by the Company’s subsidiaries, other than Usiminas, which comprises mainly slabs, hot and cold rolled products, coated products, roll-formed and tubular products, billets, bars and other products.
•The Mining segment includes the sales of mining products by the Company’s subsidiaries, other than Usiminas, mainly iron ore and pellets, and comprises the mining activities of Las Encinas and 50% of Peña Colorada.
•The Usiminas segment includes the sales of steel and mining products by Usiminas since July 2023 following the increase of Ternium’s participation in Usiminas control group. Usiminas manufactures and sells various products and raw materials, such as flat steel, iron ore, stamped steel parts for the automotive industry and products for the civil construction and capital goods industry.
For purposes of reporting geographical information, net sales are allocated based on the customer's location. For further information, see note 4 to the consolidated financial statements included in this annual report.
Ternium primarily sells its steel products in Latin American countries and the southern United States, where it can leverage its strategically located manufacturing facilities to provide specialized products, delivery services to its customers and reduced freight costs. Ternium's consolidated net sales amounted to $17.6 billion in 2023, $16.4 billion in 2022 and $16.1 billion in 2021. For further information on our net sales, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations.”
The prices of our steel products generally reflect international market prices for similar products adjusted to reflect regional conditions. We adjust prices for our products periodically in response to changes in the import prices of foreign steel, export prices, and supply and demand. For further information, see Item 5. “Operating and Financial Review and Prospects—Overview.” The actual sales prices that we obtain for our products are also subject to the specifications, sizes and quantity of the products ordered.

The following table shows the steel segment net sales and shipments, for the years indicated:

Steel Segment	Net sales (million U.S. dollars)			Shipments (thousand tons)
	For the year ended December 31,			For the year ended December 31,
	2023	2022	2021	2023	2022	2021
Mexico	9,311	8,828	8,872	8,355	6,843	6,534
Brazil	342	582	975	486	723	1,160
Southern Region	3,402	3,834	3,374	2,151	2,362	2,503
Other Markets	1,841	2,848	2,574	1,537	1,968	1,868
Total steel products	14,897	16,092	15,795	12,529	11,896	12,065
Other products (1)	298	323	248
Total steel segment	15,194	16,414	16,043
(1)The item “Other products” primarily includes Ternium Brasil’s and Ternium Mexico’s electricity sales.

The following table shows the mining segment net sales and shipments, for the years indicated:

Mining Segment	Net sales (million U.S. dollars)			Shipments (thousand tons)
	For the year ended December 31,			For the year ended December 31,
	2023	2022	2021	2023	2022	2021
Intercompany	500	411	479	3,402	3,456	3,547
Third parties	—	0	48	—	0	262
Total mining segment	500	411	526	3,402	3,457	3,809

The following table shows the Usiminas segment net sales and shipments, for the years indicated:

Usiminas Segment	Net sales (million U.S. dollars)			Shipments (thousand tons)
	For the year ended December 31,			For the year ended December 31,
	2023*	2022	2021	2023*	2022	2021
Mexico	—	—	—	—	—	—
Brazil	2,193	—	—	1,897	—	—
Southern Region	168	—	—	121	—	—
Other Markets	43	—	—	69	—	—
Total Usiminas steel products	2,403	—	—	2,086	—	—
Intercompany	46	—	—	646	—	—
Third parties	329	—	—	4,128	—	—
Total Usiminas mining products	375	—	—	4,774	—	—
Usiminas segment consolidated	2,732	—	—
*Note: Ternium started to consolidate Usiminas in July 2023.

The following table shows consolidated net sales and shipments, for the years indicated:

Consolidated	Net sales (million U.S. dollars)			Shipments (thousand tons)
	For the year ended December 31,			For the year ended December 31,
	2023	2022	2021	2023	2022	2021
Mexico	9,311	8,828	8,872	8,355	6,843	6,534
Brazil	2,279	582	975	2,014	723	1,160
Southern Region	3,569	3,834	3,374	2,271	2,362	2,503
Other Markets	1,853	2,848	2,574	1,573	1,968	1,868
Total steel products	17,013	16,092	15,795	14,213	11,896	12,065
Mining products	329	—	48	4,128	—	262
Other products (1)	268	323	248
Total Net Sales	17,610	16,414	16,091
(1)The item “Other products” primarily includes Ternium Brasil’s and Ternium Mexico’s electricity sales.

Consolidated steel products sales
Mexico
Sales to customers in Mexico accounted for 55% of Ternium’s consolidated net sales of steel products during 2023, 55% during 2022 and 56% during 2021. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2023 compared to Fiscal Year Ended December 31, 2022—Net Sales” and “—Fiscal Year Ended December 31, 2022, compared to Fiscal Year Ended December 31, 2021—Net Sales.”
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
Brazil
Sales to customers in Brazil accounted for 13% of consolidated net sales of steel products during 2023, 4% during 2022 and 6% during 2021. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2023 compared to Fiscal Year Ended December 31, 2022—Net Sales” and “—Fiscal Year Ended December 31, 2022, compared to Fiscal Year Ended December 31, 2021—Net Sales.”
In 2021, 2022 and the first half of 2023, sales in Brazil consisted mainly of steel slabs shipped to Usiminas and other steel companies. In the second half of 2023, Ternium started to consolidate Usiminas shipments, resulting in a significant increase in reported volumes in the country. Usiminas’ steel product sales in Brazil target the automotive industry, the construction and agriculture sectors, the packaging sector (for food, paints, sprays and petrochemicals), the tube and pipe sector (related to liquids, gas transportation and distribution networks), the capital goods sector and the home appliances sector. The customer base in Brazil consists primarily of independent SME companies and distributors, which in turn process or retail products to their customers in different market sectors. In addition, Usiminas serves large industrial customers, such as customers in the automotive industry, which require customized products and services that Usiminas can provide through its service centers and finishing facilities.

Southern Region
Sales to customers in the Southern Region (which encompasses Argentina, Bolivia, Chile, Paraguay and Uruguay) accounted for 21% of Ternium’s consolidated net sales of steel products during 2023, 24% during 2022 and 21% during 2021. The vast majority of sales in the Southern Region are made to customers in Argentina. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2023 compared to Fiscal Year Ended December 31, 2022—Net Sales” and “—Fiscal Year Ended December 31, 2022, compared to Fiscal Year Ended December 31, 2021—Net Sales.”
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
Ternium’s principal customers in the Southern Region are located near Ternium Argentina’s production facilities in Argentina. Ternium’s net sales in Argentina represent approximately 20% of our consolidated net sales. We also sell a small portion of our production to customers in Bolivia, Chile, Paraguay and Uruguay.
Other Markets
Sales to customers in other markets, which include mainly shipments to the United States, Colombia and Central America, accounted for 11% of Ternium’s consolidated net sales of steel products during 2023, 18% during 2022 and 15% during 2021. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2023 compared to Fiscal Year Ended December 31, 2022—Net Sales” and “—Fiscal Year Ended December 31, 2022, compared to Fiscal Year Ended December 31, 2021—Net Sales.”
Steel customers in the United States are served directly through the Shreveport plant and through Ternium Internacional’s Houston, TX, commercial office. The Gulf Coast and a large portion of the West Coast in particular are regions for which our Mexican facilities have distribution advantages. Ternium's main markets in the United States are the construction industry and the energy related sectors.
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
Consolidated mining products sales
Mineração Usiminas’ shipments of iron ore are marketed mainly to Chinese steel producers and, to a lesser extent, for other foreign and Brazilian steel producers, as well as for internal consumption at the Ipatinga facility in Brazil. Las Encinas’ and Consorcio Peña Colorada’s iron ore shipments are destined mainly for internal consumption at the Guerrero and Puebla facilities in Mexico and surpluses, if any, are destined for the international market. For further information, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations—Fiscal Year Ended December 31, 2023 compared to Fiscal Year Ended December 31, 2022—Net Sales” and “—Fiscal Year Ended December 31, 2022, compared to Fiscal Year Ended December 31, 2021—Net Sales.”
Marketing
Consolidated steel products sales
Ternium's marketing strategy in the steel segment is to expand higher margin value-added products and services in Ternium’s sales mix. Over time, Ternium expects to increase its offerings of value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time deliveries and inventory management. In order to do so, Ternium will increase steelmaking and processing capacity and will continue to work with its customers to anticipate their needs and develop customized products for particular applications, and maintain a strategic presence in several steel markets through its network of commercial offices. A principal component of Ternium’s marketing strategy is establishing lasting and close relationships with customers. This allows Ternium to provide assistance to its customers in their use of steel products and to obtain information that can be applied to future product development.
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
Mexico
Several local and foreign steel producers direct part of their sales efforts to the Mexican market and, as a result, Ternium engages in significant marketing efforts in this country. Ternium’s steel customers in Mexico are in the construction, automotive, metal-mechanic and home appliances sectors, among other industries. In Mexico, we offer customized services through our network of service and distribution centers.
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
Ternium Mexico has a department focused on the development of small and medium-sized companies in Mexico under a program created by the Techint Group, a group of international companies controlled by San Faustin, for the development of its local customers and suppliers named Propymes. The objective of the program is to improve their competitiveness, to increase their exports and to allow them to substitute imports with local products. Approximately 1,060 companies are part of this program in Mexico, which provides support for industrial, training, and institutional requirements of the participating companies.
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
Brazil
Several local and foreign steel producers direct part of their sales efforts to the Brazilian market and, as a result, Ternium’s subsidiary Usiminas engages significant marketing efforts in the country. Usiminas’ steel customers are in the automotive, construction, metal-mechanic and home appliances sectors, among other industries. In Brazil, Usiminas offers customized services through its network of service and distribution centers. Delivery services are supported by its two port terminals, and by third-party freight carriers. Usiminas’ service centers, located in the states of São Paulo, Minas Gerais, Pernambuco, Rio de Janeiro and Rio Grande do Sul, process steel coils according to customer requirements, including cut-to-length products, sheets, strips and tubes used in the automotive, civil construction, distribution, electro-electronic, machinery & equipment, home appliance and/or other industries. Usiminas seeks to increase its competitive advantages by providing value-added services, including technical assistance related to steel use and production, and developing new steel products.
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
In this region, Ternium has commercial offices in Argentina and Uruguay. These offices provide services such as market development, analysis of businesses opportunities, and customer support in their respective countries. Propymes was implemented in Argentina in 2002, with the objective of promoting the local industry. Approximately 1,100 companies are part of this program, which provides support for industrial, training, commercial, financial, institutional and energy transition requirements of the participating companies.
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
Consolidated mining product sales
Mineração Usiminas’ mining operations supply iron ore for internal consumption at the Ipatinga facility and to third parties in Brazil, and to Chinese and other customers in the international markets. Iron ore exports are delivered at a Brazilian port terminal or, depending on agreed upon commercial terms, at the port of destination. In the domestic market, customers collect the iron ore at a Brazilian railway terminal or at the mine. Las Encinas’ and Consorcio Peña Colorada’s mining activities are mainly aimed at supplying iron ore for internal consumption at the Guerrero and Puebla facilities in Mexico. Surplus production of iron ore, if any, is commercialized to third parties.
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
•March 2023: ArcerlorMittal acquired Companhia Siderúrgica do Pecém.
•December 2023: NSC announced that it has entered into a definitive agreement with US Steel pursuant to which NSC will acquire US Steel in an all-cash transaction, subject to customary regulatory approval.
Despite this trend, the global steel market remains highly fragmented. In 2022, the most recent year for which statistics are available, the five largest steel producers, China Baowu Group, ArcelorMittal, Ansteel Group, NSC and Shagang Group, accounted for 18% of total worldwide steel production, compared to 15% for the five largest steel producers in 2000.
Historically, steel prices have exhibited significant volatility. Events that contribute to continuously volatile steel price cycles include spikes and decreases in raw material prices, new steelmaking capacity additions (at a pace higher than steel demand growth), the idling and restart of steelmaking capacity and adverse economic conditions. In the United States, for instance, prices of hot-rolled coils bottomed in 2020 to USD485 per ton, peaked at USD2,135 per ton in 2021, and then showed significant volatility during 2022 and 2023.
Mexico
Ternium competes in the Mexican steel market with domestic, US and other foreign steel producers. According to the Mexican chamber of the iron and steel industry (Cámara Nacional de la Industria del Hierro y el Acero, or

"Canacero"), imports of finished flat steel products into Mexico accounted for approximately 10.2, 8.5 and, 9.9 million tons in 2023, 2022 and 2021, respectively.
In the past, our largest Mexican competitor in the flat products market was AHMSA, an integrated steel producer located in Monclova, Coahuila, which produced a wide variety of steel products. AHMSA’s operations have been severely impaired due to its deteriorated financial condition. AHMSA has recently announced binding agreements with a potential investor aimed at restructuring its liabilities and restarting operations. Other competitors in Mexico with facilities in the country, some of which are also customers, are ArcelorMittal with a hot-rolling mill; Galvasid S.A. de C.V. (controlled by Grupo LM), a producer of galvanized and pre-painted coils; Zincacero S.A. de C.V. (controlled by Grupo Villacero), a producer of galvanized and pre-painted coils; Posco, a Korean steel company with a galvanizing facility; NUCOR-JFE, a joint venture between Nucor Corporation and JFE Steel Corporation that operates a galvanizing facility; Talleres y Aceros S.A. de C.V., or TYASA, which has a flat steel Castrip® mill, a reversing cold-rolling mill and a galvanizing facility; and Grupo Acerero S.A. de C.V., or GASA, which operates a plate mill.

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
Brazil
Usiminas competes in the Brazilian steel market with domestic and foreign steel producers. Usiminas’ largest competitors in Brazil are ArcelorMittal, which has flat steel integrated and downstream facilities in the states of Espírito Santo and Santa Catarina; CSN, which has flat steel integrated and downstream facilities in the state of Rio de Janeiro and Paraná; and Gerdau S.A., which has flat steel integrated operations in the state of Minas Gerais, producing a wide variety of flat steel products. Flat steel imports in Brazil are mainly of Chinese origin, which, according to the Brazilian foreign trade statistics agency, accounted for approximately 74% of total imports in 2023. According to the Brazilian steel institute (Instituto Aço Brasil), imports of finished flat steel products into Brazil accounted for approximately 3.0, 2.1 and 2.5 million tons in 2023, 2022 and 2021, respectively.
Southern Region
Within the Southern Region, Argentina accounts for the majority of Ternium’s sales. Ternium Argentina is the main producer of flat-rolled steel products in Argentina. Its main competition in the Argentine flat steel market are imports, particularly from Brazil. Ternium maintains a leading position in the flat steel market of Paraguay and is present in the flat steel markets of Bolivia, Chile and Uruguay, where the location of Ternium’s facilities in neighboring Argentina provides a logistical advantage to supply these markets vis-à-vis its foreign competitors.
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

Mining
The majority of iron ore supplies to the international seaborne market come from Australia and Brazil, from the major global miners Vale, Rio Tinto BHP Billiton, Fortescue Metals Group and Anglo American, as well as from iron ore junior companies in these countries. Other iron ore producers in Brazil are CSN, ArcelorMittal and Gerdau, which are, at the same time, major steelmaking companies and iron ore consumers. A share of the iron ore obtained by steelmaking companies is made available for sale in the local and export markets. There are also other small iron ore mining companies that sell their production mostly to local steel-making operations. In Mexico, the main other iron ore producers are AHMSA and ArcelorMittal, which are, at the same time, major steel-making companies and iron ore consumers. Only a small portion of the iron ore obtained by these three companies is made available for sale in the Mexican or export market. There are also other small iron ore mining concessionaires that sell their production mostly to local steel-making operations.
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
Capital expenditures in 2023 was $1.5 billion, including advanced payments to equipment suppliers of $259 million and the consolidation of Usiminas’ capital expenditures since July 2023. In 2022, capital expenditures were $580.6 million and in 2021 capital expenditures were $523.6 million. The main projects, which are been developed in certain facilities in Mexico, Brazil and Argentina, are described below.

Steel

Mexico. During 2023, capital expenditures in Ternium Mexico’s steel operations and Tenigal amounted to $676 million (including advanced payments) and were mostly related to the following projects:

•New downstream facilities at Ternium Mexico’s industrial center in Pesquería. During 2023, Ternium Mexico advanced the construction of new facilities in this industrial center. During the second half of 2024, we expect to inaugurate the first lines of our downstream project, with the start-up of a 550 thousand tons per year pickling line and the first lines in our new service center; by the end of 2025 we expect to start-up the new galvanizing line; and in the first half of 2026 the new cold-rolling mill is expected to begin operations. The new cold-rolling mill and the new hot-dip galvanizing line will have annual capacity of 1.6 and 0.6 million tons, respectively.

•Environmental and safety projects. During 2023, Ternium Mexico advanced various environmental and safety projects in its facilities. Of note in the Guerrero unit, we continued enhancing the material handling and control and regulation system at the direct reduction facilities. In addition, we recovered green areas following certain improvements introduced in the operation of a warehouse for hot-rolled products, including as a result of the expansion of the hot-rolling mill runway. In the Universidad unit, we advanced a project to replace tanks at the pickling and rinsing processes. In the Churubusco unit, we made progress in the revamping of one pickling line.

Brazil. During 2023, Ternium Brasil’s capital expenditures in its Rio de Janeiro facility amounted to $129 million (including advanced payments). Capital expenditures were mostly related to several projects aimed at improving product quality and equipment reliability, reducing costs, and improving environmental and safety conditions. These projects included, among others, the replacement of the mobile machinery and enhancements to the humidification system in the co-products area, works to improve and increase the capacity of the scrap yard and progress in the incorporation of new regenerators in the blast furnaces.

Argentina. During 2023, Ternium Argentina’s capital expenditures in its facilities amounted to $146 million (including advanced payments), mostly related to the following projects:

•Environmental projects. During 2023, Ternium Argentina advanced various environmental projects mainly in the San Nicolás unit. During the year, we inaugurated new equalization and sedimentation ponds, and advanced the development of a project to enhance particulate matter emission monitoring and control systems, expected to be completed during 2024.

•New wind farm mill in the Province of Buenos Aires. During 2023, Ternium Argentina made progress in the construction of a new wind farm mill. With nominal power capacity of 99 megawatts, the new facility is expected to supply approximately 90% of the electricity that Ternium Argentina currently purchases from third parties. The inauguration of the new facility is expected by year-end 2024.

•Other projects. Ternium Argentina enhanced safety conditions in the operation of a coking battery. In addition, we advanced the construction of a new distribution center in the Province of Santa Fe, which we expect to inaugurate during the second quarter of 2024. Furthermore, we made progress in the development of diverse projects focused on technology applied to operations and maintenance.

Mining
During 2023, capital expenditures in Las Encinas’ and Ternium’s share in Consorcio Peña Colorada’s mining operations were $147 million (including advanced payments). Las Encinas’ capital expenditures amounted to $59 million in the year, mainly related to preparation works at new iron ore bodies in the Palomas and Aquila mines, and progress in the construction of a flotation system at the Alzada facility.

Ternium’s share in Consorcio Peña Colorada’s capital expenditures amounted to $88 million, mainly related to preparation works at a new iron ore body in the Peña Colorada mine, the installation of a silica reduction system, maintenance activities and the acquisition of mining equipment.

Usiminas
During the second half of 2023, Usiminas capital expenditures in its steel and mining businesses amounted to $336 million (including advanced payments). Capital expenditures were mostly related to the following projects:

•Relining of blast furnace #3. The relining of Usiminas’ main blast furnace entailed a significant technological update with the incorporation of advanced performance and control models. The blast furnace, which is being ramped-up, is expected to operate with increased productivity and efficiency, lower costs and improved environmental and safety conditions.

•Revamping of steel shop #2. Activities included the replacement and repair of main metal structures, the restoration of central foundations and scale channels, as well as the modernization of slab-cutting machines. This investment was aimed at enhancing process control, increasing productivity and efficiency, and reducing costs.

•Several projects at Mineração Usiminas. During 2023, the most material capital expenditure projects were those for the construction of waste pile infrastructure, the replacement of mining equipment and studies in connection with the Compactos Project.

2024 Capital Expenditures
Ternium’s capital expenditures in 2024 are expected to be between $1.8 and $2.0 billion (including Usiminas’ capital expenditures expectation of $350 million and advanced payments to equipment manufacturers).

The main capital expenditure projects during 2024 will relate to the following:

•progress in the construction of new downstream and upstream facilities at Ternium Mexico’s industrial center in Pesquería, Mexico. In addition to its downstream projects, Ternium Mexico commenced activities related to the construction of a new steel mill, including an electric-arc-furnace-based steel shop with an RH degasser and a slab caster with two lines with annual capacity of 2.6 million tons, a DRI module with annual capacity of 2.1 million tons and a port facility for raw material handling. Ternium Mexico has reassessed the estimated cost of its upstream and downstream expansion projects in Pesquería to a total of $3.5 billion. The new estimate represents an increase of 9%, or $280 million, compared to the original figure, mainly reflecting higher prices and foreign exchange fluctuations;

•repair activities at Usiminas’ coking battery #2 to gradually increase its productivity. With capital expenditures of approximately $200 million, this project is expected to conclude in 2026;
•progress in the pulverized coal injection (PCI) project in Usiminas’ blast furnace #3. This new equipment, which should be operational by 2026 at a total cost of approximately $50 million, will allow for the partial replacement of the use of coke with PCI, improving the blast furnace efficiency;
•progress in the construction of a new wind farm in the Province of Buenos Aires, Argentina with total investment of $220 million and expected start-up by year-end 2024. The new wind farm is expected to have a nominal capacity of 99 megawatts; and
•several projects aimed at further improving environmental and safety conditions throughout our main facilities.
Raw Materials, Slabs, Energy and Other Inputs
The main inputs for Ternium’s facilities are the following: in Mexico, slabs, iron ore, steel scrap, electricity and natural gas; in Brazil and Argentina, iron ore and metallurgical coal; and in Colombia, steel products, steel scrap and electricity. Below is a more complete description of the supply conditions for raw materials, slabs, billets, energy and other inputs at Ternium’s facilities in these countries. For a description of some of the risks associated with Ternium’s access to raw materials, slabs, energy and other inputs, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Steel Industry—Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability and —Risks Relating To Ternium's Business—The physical risks resulting from climate change, including extreme weather conditions and shifts in weather patterns may adversely impact Ternium’s business.”

Ternium Mexico and Tenigal
In Mexico, the manufacturing of finished steel products relies on the supply of crude steel from its steelmaking facilities, which are based on the EAF technology, and on the purchase of steel slabs from third parties or from other Ternium subsidiaries. The mini-mill technology melts a variable combination of DRI and steel scrap to produce thin slabs, billets and round bars. The production process in Mexico requires extensive use of natural gas and electricity. Purchased slabs are the largest component of production costs; iron ore, scrap, electricity and natural gas costs are also significant.
Slabs. Ternium’s Mexican subsidiaries have some non-integrated steel processing facilities that consume large quantities of slabs purchased from third-party suppliers or from Ternium Brasil and, from time to time, Ternium Argentina. Slab consumption could vary significantly from year to year in accordance with market conditions. Our Mexican subsidiaries purchased, either from third parties or from other Ternium facilities, 6.2 million, 5.1 million and 4.4 million tons of slabs in 2023, 2022 and 2021, respectively. Slab purchase prices are market-based. A new wave of international sanctions against Russian steel companies that have not been affected by current sanctions in connection with the armed conflict in Ukraine, could result in increased restrictions in the availability of steel slabs for Ternium Mexico's operations.
Iron ore. As described under “—Production Facilities and Processes—Mining Production Facilities” above, in Mexico Ternium own interests in two mining companies: 100% of the equity of Las Encinas and a 50% equity stake in Consorcio Peña Colorada. Under our arrangement with Consorcio Peña Colorada, we are committed to off-take 50% of the annual production of the Peña Colorada mine. In 2023, 3.4 million tons of iron ore were shipped from these two companies to Ternium’s Mexican steel production facilities. On average, we consume approximately 1.0 ton of iron ore to produce one ton of crude steel at our EAF facilities in Mexico.
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

In the last few years, the Mexican government made various attempts to modify rules and regulations governing the energy markets in Mexico with potential impact on the energy supply and its cost. For further description of this issue see “Risk Factors –Risks Relating to the Countries in Which Ternium Operates –Mexico – Energy or constitutional reforms in Mexico could adversely impact Ternium’s results of operations and net results”.
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
In addition, Ternium has a one-year renewable natural gas supply agreement with NEG Natural S.A. de C.V., or NEG, a subsidiary of Mexican conglomerate ALFA. Natural gas prices in Mexico are mainly based on the Houston Ship Channel reference price plus transportation, distribution and service costs depending on the location of the delivery points in Mexico. On average, we consume approximately 8.4 million btu of natural gas to produce one ton of crude steel at our mini-mill facilities in Mexico.

For a description of the Mexican government attempts to modify rules and regulations governing the energy markets in Mexico see “Risk Factors –Risks Relating to the Countries in Which Ternium Operates –Mexico – Energy or constitutional reforms in Mexico could adversely impact Ternium’s results of operations and net results”.
Usiminas
Usiminas produces crude steel through the use of blast furnace technology. Usiminas’ manufacturing of finished steel products relies on the supply of steel slabs from its upstream facilities, and on the purchase of steel slabs from third parties and Ternium Brasil. The principal raw materials used to produce steel are iron ore, metallurgical coal, pulverized coal and coke. The manufacturing process also requires significant quantities of electricity and natural gas.
Slabs. Usiminas has non-integrated steel processing facilities that consume large quantities of slabs. In addition, Usiminas’ integrated operations may require the purchase of slabs for downstream processing, to supplement its own production of crude steel, as it did in 2023 when its main blast furnace went through a relining process. Slab consumption can vary significantly from year to year in accordance with market conditions. Usiminas purchased and processed, either from third parties or from Ternium Brasil, 2.2 million, 2.0 million and 2.3 million tons of slabs in 2023, 2022 and 2021, respectively. Slab purchase prices are market-based.
Iron ore. As described under “—Production Facilities and Processes—Mining Production Facilities” above, Usiminas has a 70% equity participation in Mineração Usiminas. In 2023, 1.4 million tons of iron ore were shipped from Mineração Usiminas to Usiminas’ steel production facilities, representing 52% of its iron ore requirements. In addition, Usiminas purchases iron ore, in the form of pellets, under short-term/quarterly supply agreements with Vale, totaling 0.3 million tons in 2023. Usiminas’ geographic location provides favorable access to high quality iron ore produced in Brazil’s iron ore mines in the southeast region. Usiminas consumes approximately 1.6 tons of iron ore to produce one ton of crude steel.
Metallurgical coal and related materials. Usiminas obtains its coke through the distillation in its coke ovens of metallurgical coal and petroleum coke. The facilities require different types of coal to produce coke. Usiminas also purchases other coal qualities, able to be injected in the blast furnace, and coke. Coal and coke are purchased under long-term contracts and on the spot market from several major international suppliers based mainly in Australia, United States and Colombia. Prices under contracts are determined in accordance with market conditions. Petroleum coke is purchased from Petróleo Brasileiro S.A., or Petrobras. However, Usiminas paused the purchase of petroleum coke in July 2022 due to production problems in its coking batteries. Usiminas consumes approximately 1.4 tons of metallurgical coal and third-party coke to produce one ton of crude steel.
Electricity. Usiminas consumes large quantities of electricity for its manufacturing activities. A share of the electricity required by Usiminas is self-generated on site in its thermoelectric plant, which has an installed power capacity of 130 MW. This thermoelectric plant uses steam primarily generated from co-product gases obtained in the steelmaking process (blast furnace, coke oven gases and steel shop) enriched with natural gas. Actual power generation depends on the volume of co-product gases provided by the production process.
Usiminas purchases additional electricity requirements mainly from Engie Brasil Energia, AES Brasil Energia, Companhia Energética de Minas Gerais, or CEMIG, ENEL Brasil, Statkraft Energia do Brasil and Canadian Solar

Brasil, under take-or-pay based contracts expiring between 2024 and 2026. In addition, Usiminas’ Cubatão facility purchases electricity from CEMIG under a long-term supply agreement expiring in 2030. Usiminas has entered into a long-term supply agreement with renewable energy producer Canadian Solar Brasil for the supply of electricity, equivalent to 12% of Usiminas’ consumption. The supply contract starts in 2025 and expires in 2039. Usiminas consumes approximately 2.200 GWh/year of electricity.
Natural gas. Usiminas also consumes substantial volumes of natural gas, particularly to operate its steel plant and also to generate electricity in its thermoelectric plant in order to supply priority areas in the event of a power grid supply failure. Usiminas has one-year renewable contracts for the purchase of natural gas with Companhia de Gas de Minas Gerais, or GASMIG, and Companhia de Gás de São Paulo, or COMGÁS. Usiminas consumes approximately 35.000 MMBTU/day of natural gas.
Other inputs. At Usiminas’ facilities, White Martins Gases Industriais owns and manages on-site plants from where it supplies industrial gases for the steelmaking process under long-term agreements expiring in 2032. White Martins Gases Industriais also supplies hydrogen through road transportation for Cubatão’s cold-rolling process, under a long-term agreement expiring in 2027. Messer Gases Brasil supplies hydrogen through road transportation for Ipatinga’s cold-rolling and galvanizing processes, under a long-term agreement expiring in 2026.
Ternium Brasil and Ternium Argentina
Ternium Brasil and Ternium Argentina produce crude steel through the use of blast furnace technology. The principal raw materials used to produce steel are iron ore, metallurgical coal and, in Ternium Brasil, pulverized coal. The manufacturing process also requires significant quantities of electricity and natural gas.
Iron ore. Iron ore is purchased under long-term agreements from suppliers in Brazil. Prices under these contracts are determined in accordance with market conditions. Our main suppliers of iron ore, in the form of lumps, pellets and sinter feed fines, are Vale and Vetria Mineração S.A. Our geographic location in Brazil provides favorable access to high quality iron ore pellets, lumps and fines produced in Brazil’s iron ore mines in the Southeast Region mainly, and our geographic location in Argentina provides favorable access to high quality iron ore lump and fines produced in Brazil’s iron ore mines in the Pantanal Region (Mato Grosso do Sul state). In addition, Ternium Argentina’s steelmaking facility receives iron ore pellets and fines from ports located on Brazil’s ocean coast. We consume approximately 1.6 tons of iron ore to produce one ton of crude steel in Ternium Brazil and approximately 1.3 tons of iron ore to produce one ton of crude steel in Ternium Argentina.
Metallurgical coal and related materials. Ternium Brasil and Ternium Argentina obtain their coke through the distillation in their coke ovens of metallurgical coal and petroleum coke. The facilities require different types of coal to produce coke. In addition, Ternium Brasil purchases other coal qualities to inject in the blast furnace. Coal is purchased under short-term contracts and on the spot market from several major international suppliers based mainly in Australia and the United States. Prices under contracts are determined in accordance with market conditions. We purchase petroleum coke produced by oil companies in Argentina and Brazil. The volume purchased from each supplier mainly depends on the technical quality requirements of the blast furnace operations. We consume approximately 0.7 tons of metallurgical coal, pulverized coal and imported coke to produce one ton of crude steel in Ternium Brazil and 0.5 tons of metallurgical coal and petroleum coke to produce one ton of crude steel in Ternium Argentina.
Electricity. Ternium Brasil and Ternium Argentina consume large quantities of electricity for their manufacturing activities. The electricity required by Ternium Brasil is self-generated on site by its thermoelectric plant with an installed power capacity of 490 MW, with excess electricity production sold in the Brazilian wholesale market. Part of the electricity required by Ternium Argentina’s San Nicolás facility is self-generated on site by a wholly-owned thermoelectric plant with an installed power capacity of 108 MW. These thermoelectric plants use steam primarily generated from co-product gases obtained in the steelmaking process (blast furnace and coke oven gases). Actual power generation depends on the volume of co-product gases provided by the production processes. Ternium Argentina will build a new wind farm with nominal power capacity of 99 MW, from which it expects to replace approximately 90% of the electricity that it currently purchases from third party providers. For further information see “ —Capital Expenditure Program".
Additional fuel requirements for steam production are covered with natural gas purchased from different market vendors and/or, in the case of Ternium Argentina, fuel oil bought at market prices. Ternium Argentina covers electricity shortfalls or sells surpluses, as the case may be, at spot prices with CAMMESA, the Argentine wholesale electricity market manager. Argentine laws establish that large energy consumers must increase the share of renewable energy consumption from 16% by 2023 to 20% by 2025. CAMMESA is responsible for meeting these renewable energy consumption targets for those large consumers that do not procure renewable energy from other sources. We purchase approximately 0.1 MWH of electricity to produce one ton of crude steel in Argentina.
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
Ternium Argentina purchases natural gas at market prices mainly from Tecpetrol, in which San Faustin holds a controlling interest, Pluspetrol S.A., and natural gas traders, including MetroEnergía S.A., Natural Energy S.A., Energy Traders S.A., Gas Patagonia S.A. and Gas Meridional S.R.L. In several occasions in the past, the provision of natural gas to industrial users (including Ternium Argentina) suffered restrictions during seasons of high demand. For additional information regarding factors affecting our operations in Argentina, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which Ternium Operate—Argentina”
For its San Nicolás facility, Ternium Argentina has a long-term natural gas transportation agreement with Transportadora de Gas del Norte S.A., or TGN, and a renewable one-year natural gas distribution agreement with Litoral Gas S.A., or Litoral Gas. TGN and Litoral Gas are companies in which San Faustin holds significant but non-controlling interests. For its other facilities Ternium Argentina’s natural gas transportation and distribution needs are covered by the corresponding regional distributors Camuzzi Gas Pampeana S.A., Metrogas S.A. and Naturgy BAN S.A. We consume approximately 5.2 million btu of purchased natural gas to produce one ton of crude steel in Argentina.
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
Colombia
In Colombia, Ternium’s manufacturing of finished steel products relies on three sources: (a) the production of steel in its steelmaking facilities, which are based on the electric arc furnace technology; (b) the purchase of steel billets to be processed in its steel bar and coil mill; and (c) the purchase of steel products, both from our overseas subsidiaries and from third parties. The electric arc furnace technology melts steel scrap to produce steel billets, which are then rolled into various long products. The production process requires extensive use of electricity. Steel products are the largest component of production costs; scrap and electricity costs are also significant.
Semi-finished and finished steel products. The operations in Colombia include non-integrated facilities that process steel supplied by Ternium’s overseas subsidiaries and semi-finished and finished steel purchased from third-party suppliers procured in the domestic and international markets. We purchased from third parties approximately 263,900 tons of semi-finished and finished steel products in 2023, 155,700 tons in 2022 and 485,000 tons in 2021.
Steel scrap. Scrap is the main raw material for producing steel in our steelmaking facilities in Colombia. Ternium sources 100% of its steel scrap needs from the local scrap market. We consume approximately 1.1 tons of scrap to produce one ton of crude steel in Colombia.
Electricity. Manizales is our main electricity consuming unit in Colombia, mainly due to its electric arc furnace-based steel production operations. Manizales purchases electricity from Isagen S.A. E.S.P., a Colombian power company, under a supply contract expiring in December 2028. The electricity price is based on a fixed rate adjusted by the wholesale price index. We consume approximately 0.5 MWH of electricity to produce one ton of crude steel in Colombia.
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

Ternium established and implemented a Quality Management System, or QMS, and continuously improves its effectiveness in compliance with the requirements of the applicable ISO 9001:2015 and IATF 16949:2016, intended for production of automotive supplies, and other specific requirements. Ternium’s QMS operates with aligned strategies, objectives and criteria throughout Ternium’s subsidiaries. Annual audits are carried out to keep the ISO multisite certification, with Bureau Veritas Certification auditing the QMS of Usiminas and Lloyd’s Register Quality Assurance auditing the QMS of other Ternium’s subsidiaries.

Ternium’s metallurgical testing laboratories are accredited for the performance of various relevant technical tests in accordance with ISO/IEC 17025:2017 General Requirements for the Competence of Testing and Calibration Laboratories or equivalent standards.

Ternium has in place a Product Safety Management program in accordance with IATF 16949:2016, encompassing steel products incorporated at safety components of vehicles. This program aims at contributing to the automotive industry's goal of preventing massive product recall events.
Research and Development; Product Development
Research and development activities are focused on the expansion of our offerings of advanced steel products, on the study and testing of new technologies to decarbonize our operations and on partnering with customers in the design of manufactured components containing steel. We aim at further developing our capabilities in the production and processing of high value-added steel products and the design of steel-based components to support the automotive industry’s effort toward the development of the mobility of the future. We also aim at fulfilling the requirements of a wide variety of manufacturing sectors that are intensifying the use of advanced steel products to apply to new solutions for the energy transition.
We devote research and development resources to create new steel qualities aimed at fulfilling these requirements. Our research and development activities and our capital expenditures program are designed to achieve steel products with increasingly complex functional properties and lower carbon footprint. We intend to shorten the development cycle for new products to promptly make use of the advanced technologies incorporated in our facilities. We also leverage our research and development capabilities to assist our operating personnel in delivering solutions to our customers in their day-to-day operations.
Our research and development areas are also focused on generating knowledge and training employees to maximize performance. We are integrating several new technologies and artificial intelligence solutions to our research and development processes to leverage on the product and process knowledge gained over the years and strengthen our focus on innovation.
Ternium Lab, our research and development center in Pesquería, Mexico, features physical modeling, simulation of industrial processes, robotized testing, and full-scale welding processes and advanced characterization. In addition, we operate research facilities with laboratories in Brazil and Argentina, where we carry out product performance tests and simulate production processes.
Usiminas’ research and development center (RDC) supports the development of new products and the testing of steel product performance, and provides assistance to applied engineering activities and customers in connection with the optimization of steel product capabilities.
Ternium Lab facilities are accredited to certify steel products according to international standards and customer specifications, providing a reliable service to Ternium’s customers as it has been approved by most of our automotive industry customers for the purpose of certifying steel products. Since its inauguration, Ternium Lab has granted approval for more than 100 steel products designed for industrial applications, enabling Ternium to swiftly incorporate its new hot-rolling mill in Pesquería into its products’ processing routes.
In 2024, we expect to incorporate into Ternium Lab a new state-of-the-art continuous galvanizing simulator, which should allow us to evaluate new coatings, new product development and the integral galvanizing process. With this simulator, we expect to enhance the development system of advanced hot-rolled galvanized steel products to be processed in the new galvanizing line that is being built in the industrial center in Pesquería. The line is expected to be able to produce high-strength high-gauge products for the automotive and renewable energy markets.

Our in-house research activities are complemented by our involvement in a global network of industry consortia, universities, and research centers. During 2023, we continued to actively participate in the engineering core team of the Steel E-Motive project, sponsored by WorldAutoSteel, for the design of cost effective, safe, and sustainable autonomous and connected electric vehicles using advanced engineering and high-strength steel technologies.
Likewise, we partner with universities on joint initiatives, fostering the involvement of researchers and students from prestigious institutions in early-stage development projects. During 2023, we advanced new initiatives together with researchers and students of recognized institutions with the aim of expanding and diversifying our capabilities and research network. These initiatives were centered on initial stage project development, involving primary steel, metallurgy, rolling and coating.
During 2023, we continued assessing new technologies to decarbonize our operations in the long term. To develop these initiatives, we partner with other companies, including our affiliate Tenova, a company focused on the design and development of technological solutions for metals processing. In addition, we are building pilot equipment and have enhanced our computing capabilities to simulate and study fuel injection mechanisms in a blast furnace and in a direct reduction unit, aimed at injecting renewable fuels to substitute natural gas. These fuels are obtained from raw materials or energy sources that are restored or regenerated at a pace similar to their consumption rate.
We have developed a battery pack for future electric vehicles, which we have shared with select customers. Ternium plans to continue increasing its involvement in the electric vehicle market through joint developments.
To facilitate our early involvement in vehicle design processes, Ternium Lab has been linked to most of our customers’ development centers. Vehicle designers can access the performance parameters of our steel products through their own design software and assess, in designing their next models, our products’ weldability and their deformation and energy absorption capabilities. Ternium Lab keeps us connected with the market and our customers, has become a reference for the industry and is creating new business opportunities and new collaboration patterns.
Usiminas’ customer technical support focused on advising and assisting users on issues concerning the product engineering final application, including the stamping process, welding, fatigue, corrosion resistance, wear resistance, zinc and post treatment coatings and structural integrity.
We continued assisting manufacturers of heavy transport equipment in the design of high-performance components and their associated manufacturing processes, leveraging the improved capabilities of new high-resistance steel products. In this regard, during 2023 our research and development team collaborated in the design of a new prototype for sand transportation, achieving a light equipment with increased erosion resistance.
In 2023, we developed high-performance steel together with Tenaris for the manufacturing of welded pipes for energy infrastructure projects. Through this project, we enhanced the product range of high-pressure, high-resistance and high-toughness plate portfolios for natural gas pipelines. Project development in collaboration with leading industrial companies allows us to anticipate market requirements, plan new processes with new equipment and technology, and build strong relationships with our value chain.
Regulations
Environmental, Social and Governance Regulations
We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to environmental, social and governance matters, including laws and regulations relating to climate-change mitigation, use of resources, hazardous materials and radioactive materials, air emissions, water discharges and waste management; legislation on human rights and modern slavery; human capital, including equal opportunity, gender and disabilities equality, working conditions, work-life balance, and labor market access; and applicable rules on internal control and risk management, anti-corruption, business partner relationship management and other governance issues. For more information on the Company’s governance practices and applicable regulations, see Item 6 “Directors, Senior Management and Employees” and Item 16G. “Corporate Governance".
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
In response to an increasing investor focus and reliance on climate and ESG-related disclosure and investment, the SEC announced in March 2021 the creation of a Climate and ESG Task Force to identify ESG-related misconduct and potential violations, and in March 2022, the SEC released a proposal to amend its disclosure rules on climate change matters. In March 2024, the SEC adopted the final rules on climate-related disclosure, which will require registrants, including Ternium, from fiscal year 2025, to significantly expand the climate-related disclosures in their periodic reports, including information about climate-related risks that are reasonably likely to have a material impact on their business, results of operations, or financial condition, and certain climate-related financial statement metrics in a note to their audited financial statements.
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

For more information on the impact of climate change legislations and increasing regulatory requirements, see Item 3.D. “Key Information – Risk Factors - Certain Regulatory Risks and Litigation Risks – The cost of complying with environmental regulations, as well as potential product and environmental liabilities in a context of increasing environmental awareness, may affect Ternium’s steel production or processing operations, or may increase Ternium’s operating costs, negatively impacting Ternium’s business, financial condition, results of operations and prospects;” and Item 3.D. “Key Information – Risk Factors - Certain Regulatory Risks and Litigation Risks – Climate change legislation and increasing climate regulatory requirements aimed at transitioning to a lower-carbon economy, together with increasing stakeholder expectations for reduced carbon emissions, could result in unexpected capital expenditures and costs, negatively affect Ternium’s competitiveness, reducing its market share and results of operations, and hampering its ability to access adequate financial resources.”

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
Brazil:
The Company’s activities are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to environmental, social and governance matters, including laws and regulations relating to climate-change mitigation, use of resources, hazardous materials and radioactive materials, and air emissions, water discharges and waste management, and legislation on human rights and modern slavery. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. Compliance with environmental laws and regulations, and monitoring regulatory changes, are addressed primarily at a regional level.

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
In addition, Argentine law provides for a carbon dioxide emission tax. Natural gas is excluded from such tax, and metallurgical coal and petrochemical coke are exempted as long as they are used as part of an industrial process, other than for energy generation. For additional information regarding how carbon taxes affect our operations in Argentina, see Item 3. “Key Information—D. Risk Factors—Certain Regulatory Risks And Litigation Risks—Climate change legislation and increasing climate regulatory requirements aimed at transitioning to a lower-carbon economy, together with increasing stakeholder expectations for reduced carbon emissions, could result in unexpected capital expenditures and costs, negatively affect Ternium’s competitiveness, reducing its market share and results of operations, and hampering its ability to access adequate financial resources.”

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
In April 2023, Mexico approved a significant reform to its mining laws. Among other changes, future mining activities have been prohibited in certain areas where superficial bodies of water exist, and areas declared by federal or local governments as natural reserves. In addition, governmental authorities are authorized to order removal of existing deposits under certain circumstances of location and risk. The new legislation prohibits the use of national waters for the transportation of certain materials, grants to the Mexican geological service exclusive rights to conduct exploration activities and provides for mandatory bidding processes in the granting of new exploration and exploitation concessions, limiting concessions to a 30-year duration with 25-year automatic extension and a further 25-year extension through a prior bidding process. Concessions may be revoked on certain grounds, including for failure to initiate or interrupt operations within a specified timeframe or to file a mine closing plan, and accidents could result in punishments consisting of increased fines and other consequences. In addition, new permits entailing an increase in water consumption will be subject to several new conditions related to water availability in the regions where Las Encinas and Peña Colorada operate. Granting of new mining rights by the federal government will also be subject to the granting of new water consumption permits based on such new conditions. Furthermore, the new law seeks to regulate royalties or the sharing of profits with local communities, and mandates consultation processes with native and Afro-Mexican communities. The Supreme Court and other federal courts are analyzing the constitutionality of the new legislation. Mining companies operating in Mexico, including Las Encinas and Peña Colorada, expect resolutions of these matters during 2024.
For information regarding amendments to the mining law and regulations in Mexico, see Item 3. “Key Information—D. Risk Factors—Risks Relating to Ternium's Mining Activities—Required governmental concessions could be subject to prior consultation with native communities in Mexico or local communities in Brazil, changes or termination, permits and rights of use and occupancy could be difficult to obtain or maintain and taxes or royalties applicable to the mining industry could increase, all of which could adversely affect Ternium’s mining activities and operating costs.”
Mining regulations in Brazil
Our operations are subject to Brazilian regulations relating to mining and mining concessions. Under Brazilian law, mineral resources belong to the Brazilian nation and can only be exploited under a government concession. We are required to obtain authorizations, licenses, permits or approvals from governmental authorities to construct and operate mining facilities. Government agencies are generally responsible for granting mining concessions and monitoring compliance with mining laws and regulations.
The ANM (National Mining Agency) has issued several resolutions regulating companies operating tailings dams in the country. These resolutions provide for the embargo and suspension of tailings dams and mining complexes in certain situations. They also provide for fines of up to BRL1 billion, calculated on the basis of the mining company's total revenues and research budget. Several laws and regulations issued by the Federal Government and the State of Minas Gerais provide for the prohibition and timely decommissioning of upstream tailings dams. Mineração Usiminas has completed the decommissioning of its upstream tailings dams and has implemented tailings filtration and storage methods that do not rely on tailings dams to continue operating its mines and plants. Its last tailings dam, constructed as a downstream method, is in the process of de-characterisation. There are no tailings dams in operation. For further information see Item 4. “Information on the Company - B. Business Overview - Mining Production Facilities in Brazil.”
Mineração Usiminas also complies with other laws and regulations related to mining activities, including those for the protection of caves.
Trade regulations
Intense global competition in the steel industry leads many countries, from time to time, to increase duties or impose restrictions on steel product imports to protect their domestic industries from trades that are not made under market conditions or that are otherwise unfair. Such measures protect domestic industries from increased imports sold at dumped or subsidized prices. Mexico, Colombia and the United States, among other countries, have several trade remedy measures in place. In addition to antidumping and countervailing measures, in 2018 the United States imposed, under Section 232 of the Trade Expansion Act of 1962, a 25% tariff on steel imports; however, Australia, Canada and Mexico are exempted from the tariff, though subject to a continuous monitoring system of their trade flows. In this regard, in February 2024 the Office of the U.S. Trade Representative met Mexican government representatives amid concerns on allegedly unfair trade practices such as transshipment of non-USMCA material into the United States. Although Argentina, Brazil and South Korea were also exempted from the measure, they were subject to quota system agreements covering steel imports from those countries. In the case of the European Union, the United Kingdom and Japan, in 2022 the U.S. shifted the 25% tariff to a Tariff Rate Quota (TRQ) system for steel products melted and poured in those regions. In the case of Ukraine, since June 1, 2022, the country has been exempted from the measure on goods entered for consumption for one-year terms. Current term is due on May 31, 2024.

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

Mexico
Imports of steel products to Mexico:
The Mexican government has imposed certain antidumping measures on imports of steel products that are similar to the ones produced by Ternium Mexico. The following is a description of measures currently in effect and ongoing investigations:
•Hot-rolled products: On March 28, 2000, the Mexican government imposed antidumping duties on the Russian Federation and Ukraine of 30.31% and 46.66%, respectively, on hot-rolled products. The measure has been extended four times for five years each, on March 17, 2006; on September 8, 2011 (modifying the duties to 21% and 25% for Russia and Ukraine respectively); on January 28, 2016 and on March 23, 2021. On July 19, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed hot-rolled products from Russia. On March 21, 2014, Mexico’s Secretariat of Economy published the final determination on the investigation, by which boron-alloyed hot-rolled products from Russia are now subject to a 21% antidumping duty. Furthermore, on December 22, 2015, the Mexican government published the final antidumping determination imposing definitive and specific antidumping duties on China ($354.92 per ton, except for imports from Tangshan Iron and Steel Group Company Limited, which were fixed in $335.60 per ton), Germany ($166.01 per ton, except for imports from ArcelorMittal Bremen GmbH, which were fixed in $137 per ton) and France ($75.59 per ton, except for imports from ArcelorMittal Mediterranée S.A.S., which were fixed in $67.54 per ton), on hot-rolled products. The measure was extended for five years on April 19, 2022.

•Plate in coils: Since June 1996, an antidumping duty of 29.3% has been in place on imports from Russia. The measure has been extended four times, in June 2003, June 2007, November 2012 and May 2017. On July 5, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed plate in coil imports from Russia. On February 19, 2014, Mexico’s Secretariat of Economy published the final determination on the investigation by which boron-alloyed plate in coil imports are now subject to a 29.3% antidumping duty. On November 24, 2022, the measure was extended for 5 more years, until June 2026. The Mexican government is undergoing a change of circumstances review of the measure in connection with Russian invasion of Ukraine. A preliminary determination was issued on September 21, 2023, with an antidumping duty of 12.35%, and a final decision is pending.

•Cold-rolled products: In June 1999, Mexico imposed antidumping duties on cold-rolled steel sheets from the Russian Federation and Kazakhstan of 15% and 22%, respectively. The measure has been extended four times, in December 2005, December 2010, July 2015, and August 2020. In addition, on October 1, 2012, the Mexican government initiated an antidumping investigation on cold-rolled steel imports from South Korea. On December 26, 2013, Mexico’s Secretariat of Economy published a suspension agreement under which Korean exporters, Posco and Hyundai Hysco Company Limited, or Hyundai, voluntarily undertook to limit their cold-rolled products exports to the Mexican market. On May 25, 2016, the Mexican authorities initiated a change of circumstances review of this suspension agreement, and on June 13, 2017, the Secretariat of Economy issued a final determination increasing Posco’s and Hyundai’s quotas for 2017 and 2018. On August 23, 2018, the Mexican government initiated a sunset review of the agreement and issued a final affirmative determination on November 1, 2019. On May 14, 2019, Mexico initiated a second change of circumstances review of the suspension agreement for Posco and on November 5, 2020, a final determination was issued increasing Posco's quota for the years 2019 to 2023. On December 22, 2023, a sunset and a change of circumstances review of the measure were initiated. Furthermore, on June 19, 2015, Mexico imposed antidumping duties on cold-rolled steel products from China between 65.99% and 103.41%, with rates depending on the Chinese exporting company. The measure has been extended for five years in August 2022. In December 2015, Mexico initiated a circumvention inquiry against cold rolled steel products with boron added from China. On July 11, 2016, the Mexican government issued a final determination confirming China’s circumvention practice and thus, extending the antidumping duties. On August 16, 2021, under the latest sunset review, this measure was extended until June 2025. In addition, on July 28, 2022, the Mexican government initiated an antidumping investigation on imports of cold-rolled steel from Vietnam and on December 28, 2023, it imposed final antidumping duties on margins from 11.64% to 79.24%.

•Coated flat products: On December 17, 2015, the Mexican government initiated an antidumping investigation on coated flat products from China and Taiwan. On July 29, 2016, Mexico issued a preliminary determination imposing provisional antidumping duties on Chinese exports of between $192 and $438 per ton, and of $563 per ton on Taiwanese products. On June 5, 2017, Mexico issued a final determination imposing antidumping duties on Chinese exports of between 22.22% and 76.33%, and of between 22.26% and 52.57% on Taiwanese products. On November 21, 2017, Mexico amended its final determination imposing antidumping duties applicable to products sold by Chinese companies, one of which was imposed duties for $187 per ton, while others face duties ranging between 22.26% and 76.33% of the products’ price. A sunset review of these measures was initiated on June 2, 2022. In addition, on August 30, 2021, Mexico initiated an antidumping investigation on coated flat products imports from Vietnam, and on February 24, 2023, Mexico issued a final determination imposing antidumping duties applicable to products sold by Vietnamese companies, of up to 10.84%. On September 14, 2023, Mexico imposed an antidumping duty of 2.06% to Maruichi Sun Steel, the only Vietnamese company not previously covered by the order.

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

•Welded Tubes: On December 7, 2016, the Mexican government initiated an antidumping investigation on welded tubes of circular, square or rectangular cross section from China. On March 8, 2018, Mexico imposed final antidumping duties on Chinese exports of between $356 and $618 per ton. The Mexican Government initiated the sunset review together with a change of circumstances review of the measure on March 7, 2023, and on October 27, 2023, took a preliminary decision to hold the margins under the change of circumstances review.
On October 7, 2015, the Mexican Government issued a decree imposing a temporary 15% import tariff on steel products other than semi-finished products, including plate, hot-rolled, cold-rolled, coated, tubular, structural and wire rod, applicable to imports from countries with whom Mexico had no trade agreement in place. Per the amendment to the tariff schedule published on November 18, 2022, the import tariff of most products was to be reduced to 10% from June 1, 2023 and would be further reduced to 5% from September 22, 2023 (and lifted on October 1, 2024) with the exception of certain products that have different tariff reduction schedules (such as two-size zinc plated steel sheets and some seamless pipe products, towers and lattice masts). However, on August 15, 2023, Mexico amended the rule, increasing the scope of the measure and the tariffs to 25% for the majority of steel products until July 31, 2025.
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
•Pipe and tube: During 2007, U.S. authorities initiated an antidumping investigation of light-walled rectangular pipe and tube, or LWRPT, from, among other countries, Mexico. On June 13, 2008, the authorities made a final determination of sales at less than fair value in the investigation of LWRPT from Mexico and, consequently, imposed antidumping duties. On February 18, 2011, the authorities published the final results of the first administrative review by which Mexican LWRPT exports were subject to an antidumping duty of 6.13% until May 23, 2014, when U.S. authorities made a final affirmative sunset review of 2.40% for Maquilacero and 3.76% for certain other companies subject to the review, including Ternium Mexico. On March 12, 2018, U.S. authorities published the final results of the 2015-2016 administrative review, which did not impose any antidumping duties on Prolamsa and Aceros Cuatro Caminos S.A. de C.V., but imposed an antidumping duty of 3.76% on other exporters. On April 22, 2019, the U.S. authorities imposed a duty range of between 8.32% and 17.65% for certain Mexican producers or exporters as a result of the 2016-2017 administrative review. On August 4, 2020, as a result of the most recent sunset review, such duty was extended for five more years. As a result of the 2021-2022 review, Ternium Mexico’s current margin is 2%. On August 10, 2015, U.S. authorities initiated an antidumping investigation on imports of heavy-walled rectangular pipe and tube, or HWRPT, from Korea, Turkey and Mexico. On September 13, 2016, the authorities issued an antidumping duty order on imports of HWRPT, imposing an antidumping duty range of between 2.34% and 3.82% for Korea, 17.83% and 35.66% for Turkey, and in the case of Mexico 3.83% for Maquilacero, 5.21% for Productos y Laminados de Monterrey and 4.91% for Ternium Mexico and others. On July 10, 2019, the U.S. authorities issued the final results of the 2016-2017 administrative review imposing duties of 1.43%, 8.09% and 6.13% on Maquilacero, Prolamsa and other exporters including Ternium, respectively. On July 13, 2020, U.S. authorities issued the final results of the 2017-2018 administrative review imposing duties of 4.89%, 7.47% and 4.91% on Maquilacero, Prolamsa and other exporters, respectively; Ternium Mexico’s current margin per the 2018-2019 administrative review is 2.51%.

•Welded pipes: Since 1992, pursuant to an antidumping duty order on circular welded non-alloy steel pipe -or standard pipe- from various countries, including Mexico, standard pipes manufactured by Hylsamex and Grupo Imsa were subject to antidumping duties. In 2007, such measures were extended for five more years. In August 2009, U.S. authorities published the final results of a changed circumstances review, concluding that Ternium Mexico is the successor-in-interest to Hylsamex for purposes of determining antidumping duty liability. In accordance with the latest administrative review, the applicable duty for Ternium Mexico is 24.17%. The measure has since been extended two more times, in 2012 and February 2018. The US Government initiated the sunset review of the measure on January 3, 2023, and extended it for five more years on January 11, 2024.
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
The Comprehensive and Progressive Agreement for Trans-Pacific Partnership, or CPTPP, was signed by Mexico together with Australia, Brunei, Canada, Chile, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam, becoming effective in December 2018. The agreement is in force for all its members.
Mexico has entered into trade agreements with Colombia, Japan, Chile, Bolivia, Nicaragua, Costa Rica, Uruguay and the European Free Trade Association, an intergovernmental organization set up by Liechtenstein, Norway, Iceland and Switzerland, among others.
Brazil
Imports of steel products to Brazil:
In 2019, the Brazilian government renewed an anti-dumping measure, originally applied in 2013, on imports of heavy plates originating in China, South Korea and Ukraine, in the form of specific rates ranging from $52.02 per ton to $211.56 per ton, which will be in force until October 2024.
On March 4, 2024, Brazil initiated an antidumping probe on tinplate from China and, on March 7, 2024, another antidumping investigation on imports of pre-painted steel from China was initiated.
Trade agreements:
Brazil has signed free trade agreements with several countries or trade blocs aimed at liberalizing trade between them, including the following:
In early 1991, Brazil entered, together with Argentina, Uruguay and Paraguay, into the Treaty of Asunción, creating the Mercado Común del Sur (Southern Common Market, or "Mercosur"), a common market organization that aimed to bring about the free movement of goods, capital, services and people among its member states. In 2004, the Mercosur members entered into the Protocol of Ouro Preto, creating a customs union among them. On January 1, 2013, Venezuela became a full member of Mercosur but was suspended in December 2016. Over time, Mercosur has eliminated or significantly reduced import duties, tariffs and other trade barriers among member states. Since January 1, 2000, zero tariffs apply to steel products traded among them.
Applicable steel import tariffs to Mercosur member countries from non-member countries currently were between 2% and 14%. In 2021, Mercosur approved a general 10% reduction, applied by Brazilian (range between 1,8% and

12,6%). However, every six months, Mercosur members may exempt from tariffs a limited number of products imported from non-member countries. Uruguay has elected to exempt certain steel products, including cold-rolled sheets and galvanized flat steel products.
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
There are trade agreements initiatives with other countries in the early stage, such as South Korea, Vietnam and Indonesia, with little progress.
Argentina
Imports of steel products to Argentina:
In the past, the Argentine government imposed various antidumping measures on imports of certain flat steel products that compete directly with Ternium’s sales in Argentina. After several subsequent revisions of such cases, there are currently no measures in place.
Trade agreements:
Argentina is a member of Mercosur. For further information on this agreement, see “—Regulations—Trade Regulations—Brazil.” In November 2003, Argentina and Mexico signed the ACE 6. For further information, see “—Regulations—Trade Regulations—Mexico.”
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
During June 1994, Colombia and Mexico signed a free trade agreement. For further information on this agreement, see “—Regulations—Trade Regulations—Mexico.”
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

•Wire rod: On October 29, 2002, the United States imposed antidumping duties to wire rod imports from Brazil (from 74.35% to 94.73%), Indonesia (4.05%), Moldova (369.10%) and Trinidad and Tobago (11.40%), and countervailing duties to Brazilian wire rod imports of between 2.31% and 6.74%. These measures were renewed for five year on August 27, 2020. On January 8, 2015, the United States imposed antidumping duties (between 106.19% and 110.25%) and countervailing duties (between 178.46% and 193.31%) on wire rod from China, with rates depending on the exporting company. These measures were renewed on June 26, 2020. On January 24, 2018, the United States imposed antidumping duties on wire rod from Russia (between 436.80% and 756.93%), Belarus (280.02%) and the United Arab Emirates (84.10%). On March 14, 2018, the United States imposed antidumping duties on wire rod from South Africa (between 135.46% and 142.26%) and Ukraine (between 34.98% and 44.03%). On March 19, 2018, the U.S. Department of Commerce published its final antidumping and countervailing determinations on imports of wire rod from Italy (antidumping duties of between 12.41% and 18.89% and countervailing duties of between 4.16% and 44.18%), South Korea (antidumping duties of 41.10%), Spain (antidumping duties of between 11.08% and 32.64%), Turkey (antidumping duties of between 4.74% and 7.94% and countervailing duties of between 3.81% and 3.86%) and the United Kingdom (antidumping duties of 147.63%). Following a sunset review, in August 2023 these measures were extended for five more years.

•Tin mill products: On January 24, 2023, the United States initiated a countervailing investigation on imports of tin mill products from China, and an antidumping investigation on imports of tin mill products from Canada, China, Germany, Netherlands, South Korea, Taiwan, Turkey and the United Kingdom. The investigation was terminated and no measure has been applied.

U.S. authorities have imposed a number of measures on steel product imports from Mexico, including carbon and alloy steel wire rod, pipe and tube, and welded pipes. For further information, see “—Regulations—Trade Regulations—Mexico.”
In April 2017, the U.S. government initiated an investigation under Section 232 of the U.S. Trade Expansion Act. The investigation analyzed the effects of imports of steel products on national security. Based on the result of such investigation and on the resulting Commerce Secretary recommendations, on March 8, 2018, the U.S. president imposed a 25% tariff on steel imports, which entered into force on March 23, 2018. However, certain exemptions were granted. For further information on such exemptions see “—Regulations—Trade Regulations.” Under the exclusion procedure implemented by the United States authorities, Ternium has filed and obtained from the U.S. Department of Commerce multiple exclusions requests from various sources.
Insurance
Our subsidiaries carry insurance policies covering accidental loss or physical damage to its property and equipment (including machinery breakdown and business interruption arising from an insured event), general liability (including third party, employer, product, sudden and accidental pollution and port liability in the ports operated by Ternium) and other insurance, including marine cargo, construction all risk, life and workers’ compensation and automobile insurance. These insurance policies have coverage, limits and conditions, that we believe are customary in the steel products industry and in line with legal and domestic market requirements. Nevertheless, the limits, deductibles and/or self insured retentions of these insurance policies could not be sufficient to recover all losses suffered from such events. In addition, some particular events could not be covered under these insurance policies.
Disclosure Pursuant to Section 13(r) of the Exchange Act
The Iran Threat Reduction and Syria Human Rights Act of 2012, added a new paragraph (r) in Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires a reporting issuer to provide disclosure if the issuer or any of its affiliates knowingly engaged in certain enumerated activities relating to Iran, including activities involving the Government of Iran. Ternium did not engage in any Iran related activity during the year ended December 31, 2023. However, the Company is providing the following disclosure pursuant to Section 13(r) of the Exchange Act with respect to Iran related activity reported by its affiliates.

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
Tenaris ceased all deliveries of products and services to Iran by the end of October 2018, that is, during the wind-down period and before the full reinstatement of U.S. secondary sanctions on November 5, 2018. Tenaris did not, directly or indirectly, deliver any goods or services to Iran or Iranian companies during 2023 and does not intend to explore any commercial opportunities in Iran, nor does it intend to participate in tender offers by, or issue offers to provide products or services to, Iranian companies or their subsidiaries.
As of December 31, 2022, Tenaris’s subsidiary, Tenaris Global Services S.A. maintains an open balance for an advance made by Toos Payvand Co. for approximately EUR 0.04 million (approximately $0.04 million) for goods that remained undelivered following the reinstatement of U.S. secondary sanctions.
All revenue and profit derived from Tenaris’s sales to Iran was recorded in the fiscal year in which such sales were performed and, therefore, no revenue and profit has been reported in connection with commercial activities related to Iran for the year ended December 31, 2023.
Tenaris has procedures in place designed to ensure that its activities comply with all applicable U.S. and other international export control and economic sanctions laws and regulations.
Other Affiliates
Except for Tenaris, no other affiliates of the Company reported any Iran related activity for the year ended December 31, 2023.

C.    Organizational Structure
Below is a simplified diagram of Ternium’s corporate structure as of February 29, 2024.

Ternium S.A. - Luxembourg

-----▶	Ternium Mexico - Mexico	◀------
71.3%		28.7%

-----▶	Ternium Argentina - Argentina
62.6%

-----▶	Usiminas	4.8%
20.3%		◀------

-----▶	Ternium Brasil - Brazil
100%

-----▶	Ternium Colombia - Colombia
100%

-----▶	Ternium del Atlantico - Colombia
100%

-----▶	Tenigal - Mexico
51%

-----▶	Ternium Internacional Guatemala - Guatemala	◀------	---------
99.8%		0.2%

-----▶	Ternium USA - USA
100%

For details of the companies whose financial statements have been consolidated and accounted for interest, see note 2 to the consolidated financial statements included in this annual report.
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
Ternium Argentina. Ternium Argentina is the main integrated manufacturer of flat steel products in Argentina with total annual finished steel production capacity of approximately 3.0 million tons. The shareholders of Ternium Argentina as of February 29, 2024, are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Ternium Argentina’s Shareholders	(million shares)	Percent
Ternium	2,826.5	62.6%
ANSeS	1,175.8	26.0%
Public	514.8	11.4%
Total shares issued and outstanding	4,517.1	100.0%

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
Ternium Brasil. Ternium Brasil is a high-end steel slab producer in Brazil, with annual production capacity of approximately 5.0 million tons. Ternium Brasil produces steel slabs mainly for Ternium’s operations in Mexico and Argentina, and for Usiminas.
Ternium Colombia. Ternium Colombia is a leading long and flat steel products processor and distributor in Colombia and a scrap-based long steel manufacturer, with total annual finished steel production capacity of approximately 540,000 tons.
Ternium del Atlantico. Ternium del Atlantico is a manufacturer of steel bars and coils serving the Colombian construction sector with total annual finished steel production capacity of approximately 500,000 tons.
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
Usiminas. Usiminas is one of the main producers of flat steel products in Brazil, with total annual finished steel production capacity of approximately 6.9 million tons. Usiminas’ operates mining and steel production facilities in Brazil. The shareholders of Usiminas as of February 29, 2024, are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Usiminas’ Shareholders	Ordinary shares		Preferred shares		Total shares
	(million shares)	Percent	(million shares)	Percent	(million shares)	Percent
Ternium (T/T Group)	300.2	42.7%	8.5	1.6%	308.7	25.1%
Confab (T/T Group)	47.5	6.8%	1.3	0.2%	48.8	4.0%
NSC Group	159.9	22.8%	3.1	0.6%	163.0	13.2%
Previdência Usiminas	34.1	4.9%	—	—	34.1	2.8%
Public	161.0	22.9%	515.3	97.6%	676.3	54.9%
Total issued and outstanding	702.7	100.0%	528.2	100.0%	1,230.9	100.0%
In July 2023, we increased our investment in Usiminas by acquiring a share of the participation held by Nippon Steel Corporation in the Usiminas’ control group. As a result of this transaction, Ternium holds 51.5% of Usiminas’ control group shares and 25.1% of its total shares. A new shareholders’ agreement was entered into as a result of the transaction, pursuant to which the T/T Group (formed by Ternium Investments, Ternium Argentina and Tenaris’ subsidiary Confab Industrial) has the right to nominate a majority of the members of Usiminas’ board of directors, the CEO and four other members of Usiminas’ board of officers. We began to fully consolidate Usiminas in July 2023.

Usiminas’ Control Group	Ordinary shares
	(million shares)	Percent
Ternium (T/T Group)	248.9	51.5%
Confab (T/T Group)	47.5	9.8%
NSC Group	153.1	31.7%
Previdência Usiminas	34.1	7.1%
Total Control Group shares	483.6	100.0%

The appointment of Usiminas’ new management team took place in a transformational year for Usiminas, as it successfully relined its main blast furnace. Usiminas took other strategic steps, including putting out of operation one of the smaller blast furnaces and one of its coking facilities. Additional management decisions led to higher efficiency of the metallic charge in the upstream processes and lower fuel rate at the blast furnaces. These actions were part of part of a significant management initiative that is focused on the development of Usiminas’ industrial system, with the aim of increasing its productivity, and these will continue to be Usiminas’ focus throughout 2024. For information on the acquisition of the additional participation in Usiminas, see note 3 “Acquisition of business - increase of the participation in Usiminas control group and new governance structure of Usiminas” to our consolidated financial statements included in this annual report.
Other Investments
Techgen. Techgen is a Mexican joint venture company owned by 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Techgen operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity of approximately 900 megawatts. As a result, Ternium is securing the supply of electricity to its existing and future facilities in Mexico and sells unused energy to the Mexican market. For further information on the Company’s commitments under the Techgen project, see note 24(ii)(d), (g), (k) and (l) to the consolidated financial statements included in this annual report.
Unigal Usiminas Ltda. Unigal Usiminas is a joint venture company owned 70% by Usiminas and 30% by NSC. Located in Ipatinga, Minas Gerais, Brazil, it produces hot-dipped galvanized steel coils for the automotive and home appliance industries, and the construction sector. The control of Unigal is shared between the partners, as provided for in the shareholders’ agreement.
MRS Logística S.A. MRS Logística is the concessionary of the Southeastern Federal Railroad Network in the states of Minas Gerais, Rio de Janeiro and São Paulo, Brazil. Shareholders of MRS Logística include Usiminas (11.41% participation) and other Brazilian iron ore and steel producers.
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
As a result of the consolidation of Usiminas beginning in July 2023, the Company reported its results for the year ended December 31,2023, in three operating segments: steel, mining and Usiminas. Upon completion, in the first quarter of 2024, of the CODM’s analysis on how to report the integration of Usiminas’ operations into Ternium, the Company determined that, based on the resulting business structure for allocation of resources and performance assessment, the operating segments of the Company as from the first quarter of 2024 will be Steel and Mining.

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
Overview
For a description of Ternium’s profile, business strategy and sustainability approach, see Item 4. “Information on the Company—Overview”, “Information on the Company—B. Business Overview—Our Business Strategy” and “Information on the Company—B. Business Overview—Environmental, Social and Governance.”
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
Ternium’s primary source of revenue is the sale of steel products. Management expects sales of steel products to continue to be Ternium’s primary source of revenue. The global market for such steel products is highly competitive, with the primary competitive factors being price, cost, product quality and customer service. The majority of Ternium’s sales are concentrated in the Americas. Specifically, Ternium’s largest markets are Mexico, Brazil, Argentina, the United States and Colombia.
Ternium’s results are sensitive to economic activity and steel consumption. Ternium’s results of operations, which primarily depend on economic conditions in Mexico, Brazil and Argentina, are also influenced by economic conditions in international and regional markets such as the United States, Mercosur and the Andean Community. Historically, annual steel consumption in the countries where Ternium operates has varied at a rate that is linked to the annual change in each country’s gross domestic product and per capita disposable income. A protracted global recession or a depression would have a material adverse effect on the steel industry and Ternium.
Ternium’s results are also sensitive to prices in the international steel markets. Steel prices are volatile and are sensitive to supply conditions and to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s finished steel products. For example, US prices of hot-rolled coils bottomed in 2020 to $485 per ton, peaked at $2,135 per ton in 2021, and then showed significant volatility during 2022 and 2023. As a result of these developments, Ternium’s operating income decreased 19% year-over-year in 2023, after decreasing 49% year-over-year in 2022 and increasing 388% year-over-year in 2021. Persistently low steel prices would have a material adverse effect on Ternium’s results, as could price volatility.

Trends in the steel industry may also have an impact on Ternium’s results. In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide and regional production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially on downturn cycles, from substantial over-capacity. In the last decade, over-capacity was particularly severe in China. More recently, there are several new steel making and steel processing facilities under construction or ramping-up in North America, which could contribute to an excess of steel production capacity in the region. For further information on Ternium’s competition in the Mexican market see Item 4. “Information on the Company—B. Business Overview—Competition—Steel—Mexico”. Furthermore, there has been a trend toward steel industry consolidation among Ternium’s competitors, and current competitors in the steel market could become larger in the future. Intense competition could impact Ternium’s share in certain markets and adversely affect its sales and revenues.

Ternium’s production levels and costs are sensitive to the price and availability of raw materials, semi-finished steel and energy, which reflect supply and demand factors in the global steel industry. Ternium purchases substantial quantities of raw materials (including iron ore, coal, ferroalloys and scrap) and slabs for use in the production of its steel products. The availability and price of these and other inputs vary, sometimes significantly, according to multiple factors, including market conditions, government regulations or intervention, including import controls and international sanctions, allocation by suppliers and interruptions in production. In addition to raw materials and slabs, natural gas is an important component of Ternium’s cost structure. Ternium generally purchases these inputs at market or market-based prices; accordingly, price fluctuations in these inputs (which may also vary according to the above-mentioned factors) impact Ternium’s production volume and production cost. Purchased slabs are a key component of Ternium’s production process. Industry consolidation and integration of slab making facilities into finished steel products have been reducing the availability of slabs in the global market. For example, in 2023 ArcelorMittal acquired Companhia Siderúrgica do Pecém (CSP), a Brazilian slab maker that used to be a significant supplier of slabs in the international markets. In addition, ArcelorMittal gradually integrated its slab facility in Lázaro Cárdenas, Mexico, with the steel processing facilities located in Alabama, U.S., that it had acquired together with NSC in February 2014. Furthermore, in 2021 ArcelorMittal inaugurated a new hot-rolling mill in Lázaro Cárdenas that led to a further integration of its slab facility in that site. Additionally, the Russian invasion of Ukraine in February 2022 and the consequent wave of trade sanctions imposed by the United States, the United Kingdom, and the European Union, among other countries, against certain Russian institutions, companies and citizens, resulted in a disruption to the global supply of slabs and other inputs consumed in the steel production process. New international sanctions against Russian steel companies or citizens that have not been affected by current sanctions could result in slab scarcity and/or increases in slab prices in the market, which would have a material adverse effect on Ternium’s business and results of operations.

Ternium’s export revenues could be affected by trade restrictions and its domestic revenues could be affected by unfair competition from imports. Currently, there is a significant number of anti-dumping, countervailing, safeguard measures and other trade restrictive actions. Ternium’s ability to profitably access the export markets may be adversely affected by trade restrictions, including anti-dumping duties and countervailing measures, in certain markets. In addition, Ternium’s ability to sell some steel products in its principal markets could be affected by unfair competition from imports of those steel products from certain countries, if measures against unfair trade were not in force. For example, in 2018 the United States imposed, under Section 232 of the Trade Expansion Act of 1962, a 25% tariff on steel imports; however, certain exemptions were granted. These trade measures could stimulate aggressive export offers elsewhere, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those in which Ternium operates. For further information, see Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations.”

Changes in prevailing exchange rates could impact results from subsidiaries with net short or long positions in currencies other than their functional currencies. The functional currency of Ternium Mexico, Ternium Argentina, Ternium Brazil, Ternium Colombia, Ternium Guatemala and Tenigal is the U.S. dollar. These subsidiaries record foreign exchange results on their net non-U.S. dollar positions when the other currencies appreciate or depreciate with respect to the U.S. dollar. In addition, these subsidiaries record deferred tax results when the local currency appreciates or depreciates in relation to the U.S. dollar (their functional currency) as such fluctuations change, in U.S. dollar terms, the tax base used to calculate deferred tax at such subsidiaries. Fluctuations in the value of such currencies against the U.S. dollar have had, and may also have in the future, an impact on Ternium’s results. In addition, Usiminas, which we began to consolidate in July 2023, uses the Brazilian real as its functional currency. Accordingly, any fluctuation of the BRL exchange rate will impact non-BRL balances’ exposure in Usiminas’ balance sheet and, therefore, impact Ternium’s balance sheet and results of operations. Additionally, as Usiminas has the BRL as its functional currency, any fluctuation in the BRL/USD exchange rate will affect Ternium's balance sheet with impact in the statement of comprehensive income as currency translation adjustment.
Changes in prevailing exchange rates have had an impact on Ternium’s comprehensive results in the past and could impact comprehensive results from investments with a functional currency other than the U.S. dollar in the future. In accordance with IFRS, Ternium records currency translation adjustments in its consolidated statements of comprehensive income. These adjustments do not affect net income but, instead, have an impact on net worth. Fluctuations in the Brazilian real (as our participation in Usiminas is denominated in Brazilian reais) against the U.S. dollar have had, and may also have in the future, an impact on Ternium’s comprehensive results. Ternium’s currency translation adjustments results included the effect of the devaluation of the Brazilian real on the value of Ternium’s investment in Usiminas as measured in U.S. dollars, amounting to a loss of $9 million in 2023, a gain of $41 million in 2022 and a loss of $40 million in 2021.
The fair value of Ternium’s holdings of Argentine securities could be reduced, and Ternium may be required to record a significant loss in its consolidated income statements, as a result of a significant volatility in the Argentine financial market, foreign exchange restrictions in the country and valuation adjustments resulting therefrom. Existing foreign exchange controls in Argentina currently limit the purchase and transfer abroad of foreign currency for saving purposes, restricting Ternium Argentina’s ability to hold excess cash reserves in foreign bank accounts. Accordingly, Ternium Argentina holds its cash and financial investments in the Argentine financial system. As of December 31, 2023, the fair value of Ternium Argentina’s cash and cash equivalents and other investments was $1.1 billion. The U.S. dollar value of such instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. For example, in 2023 the fair value of Argentine securities holdings decreased by $555 million, mostly as a result of a significant devaluation of the Argentine Peso in December 2023, with no effect on net income. The valuation of such investments is subject to the volatility of the Argentine financial market and to the effects of applicable foreign exchange restrictions. In addition, Ternium holds Argentine sovereign bonds that it received as an in-kind dividend paid by Ternium Argentina to all shareholders in 2023. Ternium received $390 million worth of Argentine sovereign bonds. The fair value of such instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate, however their U.S. dollar market price in the international financial markets may be lower and the divestment of such bonds would require Ternium to record a loss. For example, in the fourth quarter of 2023, Ternium divested a share of its Argentine government bond holdings and consequently recorded a loss of $58 million due to the recycling of changes in the fair value of financial instruments from Other Comprehensive Income to Financial Results. As of December 31, 2023, the balance of Ternium’s Other Comprehensive Income in connection with its Argentine sovereign bond holdings amounted to a negative $527 million.

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

Selected consolidated income statement data	For the year ended December 31,
In million U.S. dollars (except per share data)
	2023 (1)	2022	2021

Net sales	17,610	16,414	16,091
Cost of sales	(14,051)	(12,487)	(9,895)

Gross profit	3,559	3,927	6,196
Selling, general and administrative expenses	(1,472)	(1,144)	(950)
Other operating results	110	(84)	26

Operating income	2,198	2,699	5,271

Finance expense	(125)	(47)	(27)
Finance income	255	75	63
Other financial income (expenses), net	(6)	(99)	57
Equity in earnings of non-consolidated companies	105	37	401
Effect related to the increase of the participation in Usiminas	(171)	—	—
Recycling of other comprehensive income related to Usiminas	(935)	—	—

Profit before income tax expense	1,321	2,666	5,764
Income tax expense	(334)	(574)	(1,397)

Profit for the year	986	2,093	4,367

Attributable to:
Owners of the parent	676	1,768	3,825
Non-controlling interest	310	325	542

Profit for the year	986	2,093	4,367

Depreciation and amortization	658	616	592
Weighted average number of shares outstanding (2)	1,963,076,776	1,963,076,776	1,963,076,776

Basic earnings per share ($) (3)(4)	0.34	0.90	1.95
Basic earnings per ADS ($) (3)(4)	3.44	9.00	19.49
Dividends per share ($)	0.33(5)	0.27	0.26
Dividends per ADS ($)	3.30(5)	2.70	2.60

(1)In July 2023, Ternium increased its participation in the Usiminas’ control group and began to consolidate Usiminas. For information on the acquisition of the additional participation in Usiminas, see note 3 “Acquisition of business - increase of the participation in Usiminas control group and new governance structure of Usiminas” to our consolidated financial statements included in this annual report.
(2)Of the 2,004,743,442 shares issued as of December 31, 2023, the Company held in treasury 41,666,666 shares that were repurchased from Usiminas on February 15, 2011. Such shares were not considered for purposes of the calculation of the weighted average number of shares. Each ADS represents 10 shares.
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
(5)In November 2023, the Company paid an interim dividend for fiscal year 2023 of $0.11 per share ($1.10 per ADS). On February 20, 2024, the Company’s board of directors proposed that an annual dividend of $0.33 per share ($3.30 per ADS), be approved at the Company’s annual general shareholders’ meeting, which is scheduled to be held on April 30, 2024. The annual dividend would include the interim dividend of $0.11 per share ($1.10 per ADS), paid in November 2023. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $0.22 per share ($2.20 per ADS), will be paid on May 8, 2024, with record-date on May 3, 2024.

Selected consolidated balance sheet data	At December 31,
In million U.S. dollars (except per share data)
	2023 (1)	2022	2021

Non-current assets	12,149	8,648	8,491
Property, plant and equipment, net	7,638	6,262	6,432
Deferred tax assets	1,713	200	161
Other non-current assets (2)	2,798	2,186	1,898
Current assets	12,031	8,844	8,607
Cash and cash equivalents	1,846	1,653	1,277
Other current assets	10,178	7,189	7,328
Non-current assets classified as held for sale	7	2	2

Total assets	24,179	17,492	17,098

Capital and reserves attributable to the owners of the parent	12,419	11,846	10,535
Non-controlling interest	4,393	1,922	1,700

Non-current liabilities	3,567	1,506	1,649
Borrowings	1,206	533	656
Provisions	840	81	83
Deferred tax liabilities	171	163	186
Other non-current liabilities	1,350	729	723
Current liabilities	3,801	2,217	3,214
Borrowings	940	499	823
Other current liabilities	2,861	1,718	2,391

Total liabilities	7,367	3,723	4,863

Total equity and liabilities	24,179	17,492	17,098

Number of shares	1,963,076,776	1,963,076,776	1,963,076,776
(1)In July 2023, Ternium increased its participation in the Usiminas’ control group and began to consolidate Usiminas. For information on the acquisition of the additional participation in Usiminas, see note 3 “Acquisition of business - increase of the participation in Usiminas control group and new governance structure of Usiminas” to our consolidated financial statements included in this annual report.
(2)Includes goodwill mainly related to the acquisition of our Mexican subsidiaries for a total amount of $662.3 million as of December 31 of each year.

Fiscal Year Ended December 31, 2023 compared to Fiscal Year Ended December 31, 2022
This annual report includes certain non-IFRS alternative performance measures such as “Net Cash” and “Free Cash Flow”. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit 15.1 "Statement explaining alternative performance measures".
Overview
In 2023, Ternium advanced several initiatives aimed at further strengthening its competitive position in Latin America. Ternium announced the construction of a new steelmaking facility and a direct reduction unit in Pesquería, Mexico, as well as a new port facility for raw material handling. In addition, Usiminas completed the relining of its main blast furnace at the Ipatinga facility.
The new projects in Mexico are progressing as planned. The new downstream lines in Pesquería are expected to allow the offer of new higher value-added products to our customers in the region. This capacity will be integrated with the new steel slab mill, which is currently under construction. This new facility will have a low carbon dioxide emission rate and would be able to produce the most technologically advanced automotive steel products in the Americas. It is expected to supply the full range of auto products, from exposed grades to advanced high strength steels. This slab mill will be based on electric-arc-furnace technology and its direct reduction iron facility will have the capacity to capture carbon dioxide.

In July 2023, we acquired from NSC an additional participation in Usiminas control group. As a result of this transaction, Ternium holds 51.5% of Usiminas control group shares and 25.1% of its total shares. A new shareholders’ agreement was entered into as a result of the transaction, pursuant to which the T/T Group (formed by Ternium Investments, Ternium Argentina and Tenaris’ subsidiary Confab Industrial) has the right to nominate a majority of the members of Usiminas’ board of directors, the CEO and four other members of Usiminas’ board of officers. As a result of this, we began to fully consolidate Usiminas in July 2023.
In 2023, Ternium had positive financial performance. Operating results and cash from operations were solid. Due to these good results and a strong financial position, the Company’s board of directors proposed an annual dividend of 3 dollars and 30 cents per ADS, a significant year-over-year increase. This is the highest annual dividend on record.

Steel Shipments in 2023

Growth in the Mexican steel market in 2023 was outstanding. According to Canacero, consumption of flat steel reached an all-time-high of more than 18 million tons, equivalent to a yearly increase of 18%. Ternium’s shipments in the country grew by 22%, with a significant market share gain, supported by the ramp-up of its new hot rolling mill in Pesquería. The market environment in Mexico continues to be healthy. Industrial activity remains strong and the auto industry is working at high levels of capacity, rebuilding stocks in the value chain. In 2023, automotive production increased 14%, reaching 3.8 million units. Construction activity in the country also remains at good levels, driven by non-residential projects like industrial warehouses, natural gas pipelines and other infrastructure projects. On the other hand, residential construction is being negatively affected by an increase in the prices of construction inputs, and apparent steel demand in the commercial market is showing short-term weakness due to a destocking tied to the recent downturn in steel spot prices in North America.
The nearshoring of manufacturing capacity is clearly one of the factors contributing to economic activity in the region. Mexico offers a compelling combination of geographic proximity, skilled labor, and a supportive business environment, contributing to increased supply chain resilience.
The construction of both our slab mill and downstream lines in Pesquería is progressing as planned, with suppliers already selected for the main equipment and work advancing as expected. We have updated our budget for these projects, and are now estimating a total investment of $3.5 billion, up 9% from the $3.2 billion initial estimated disclosed one year ago. This increase is mainly attributed to inflation affecting the pricing of equipment and fluctuations in foreign exchange rates.
In the Southern Region, steel shipments were relatively weak in 2023, mainly attributable to government-imposed restrictions on import of inputs, which affected Ternium’s steel production rates in Argentina. Ternium is advancing on the construction of a wind farm in Argentina, which is expected to begin operations by the end of 2024. As part of our decarbonization roadmap, we target to use 40% renewable energy for our steel operations by 2030.
Steel Products Sales
Ternium’s steel shipments in 2023 increased by 2.3 million tons compared to shipment levels in 2022. The consolidation of Usiminas in the second half of 2023 added 2.1 million tons to total steel shipments. Revenue per ton decreased year-over-year in 2023 reflecting lower realized steel prices in most of Ternium’s markets, particularly in the USMCA region.

Ternium’s steel shipments in Mexico increased by an outstanding 1.5 million tons year-over-year in 2023. However, this increase was partially offset by lower shipments in the Southern Region and in Other Markets. Our consolidation of Usiminas’ operations resulted in a significant increase in reported steel volumes in Brazil.
Mining Products Sales
Ternium’s iron ore shipments in 2023 were 4.1 million tons, reflecting the consolidation of Usiminas’ shipments to third parties since July 2023. Iron ore production from our Mexican mines was fully consumed by our Mexican steelmaking facilities and netted out in the consolidation process. Therefore, on a consolidated basis, no shipments of iron ore from our Mexican mines were reported in 2022 and 2023.
The following table outlines Ternium’s consolidated net sales for 2023 and 2022:

Consolidated	Net Sales ($ million)			Shipments (thousand tons)			Revenue/Ton ($/ton)
	2023	2022	Dif.	2023	2022	Dif.	2023	2022	Dif.
Mexico	9,311	8,828	5%	8,355	6,843	22%	1,114	1,290	-14%
Brazil	2,279	582	292%	2,014	723	178%	1,132	804	41%
Southern Region	3,569	3,834	-7%	2,271	2,362	-4%	1,572	1,623	-3%
Other Markets	1,853	2,848	-35%	1,573	1,968	-20%	1,178	1,447	-19%
Total steel products	17,013	16,092	6%	14,213	11,896	19%	1,197	1,353	-12%
Mining products	329	0		4,128	0		80
Other products*	268	323	-17%
Net sales	17,610	16,414	7%
* The item “Other products” primarily includes electricity sales in Brazil and Mexico.

Operating Income
Ternium’s operating income decreased year-over-year in 2023, reflecting lower realized steel prices partially offset by a decrease in costs, due mainly to lower purchased slab, raw material and energy costs. The consolidation of Usiminas’ financial statements in the second half of 2023 did not add significant results at the operating income level due to Usiminas’ very low level of profitability as it ramped-up its main blast furnace at its Ipatinga facility.

In $ million	2023	2022
Operating income	2,198	2,700
Net sales	17,610	16,414
Cost of sales	(14,051)	(12,487)
SG&A expenses	(1,472)	(1,144)
Other operating income (loss)	110	(84)

Net Financial Results
In 2023, Ternium recorded a $130 million net interest gain, reflecting our strong net cash position during the year. In addition, Ternium recorded a $98 million net foreign exchange gain mainly due to the impact of the devaluation of the Argentine Peso versus the U.S. dollar on Ternium Argentina’s net short local currency position.

Ternium’s divestment of Argentine sovereign bonds in 2023 resulted in a loss of $58 million due to the recycling of changes in the fair value of financial instruments from Other Comprehensive Income to Financial Results. As of December 31, 2023, the balance of Ternium’s Other Comprehensive Income in connection with its holdings of Argentine sovereign bonds amounted to a negative $527 million. For information on exchange controls in Argentina and on Ternium Argentina’s dividend payment in kind, see note 30 “Foreign exchange restrictions in Argentina” to Ternium’s audited consolidated financial statements included in this annual report; and “—Risks Relating to the Countries in Which Ternium Operates – Argentina: Exchange controls in Argentina could negatively impact Ternium Argentina’s operations, preventing Ternium from importing raw materials, paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market”.

In $ million	2023	2022
Net interest results	130	28
Net foreign exchange result	98	(164)
Change in fair value of financial assets	(58)	76
Other financial expense, net	(47)	(10)
Net financial results	123	(70)

Equity in Results of Non-Consolidated Companies
Equity in results of non-consolidated companies was a gain of $105 million in 2023, mainly related to Ternium’s equity in the results of Usiminas and Techgen. Usiminas was accounted for as equity in results of non-consolidated companies in the first half of 2023, as Ternium only started to consolidate Usiminas in July 2023.

Effect of the Increase of the Participation in Usiminas
In July 2023, Ternium increased its participation in Usiminas’ control group and began to consolidate Usiminas. For information on the acquisition of the additional participation in Usiminas, see note 3 “Acquisition of business - increase of the participation in Usiminas control group and new governance structure of Usiminas” to our consolidated financial statements included in this annual report.

As a result of this transaction, Ternium recorded a $1.1 billion non-cash net loss due to the following items:

Recycling of Currency Translation Adjustment (CTA) from Other Comprehensive Income to Net Results
Ternium recorded a loss of $935 million corresponding to items recognized as of the acquisition date, in Other Comprehensive Income related to Ternium’s previous stake in Usiminas. This negative reserve was mainly related to CTA losses due to the impact on Usiminas’ valuation of the depreciation, over the years, of the Brazilian Real versus the U.S. dollar, as Usiminas uses the Brazilian Real as its functional currency. As a result of the increase in the participation in Usiminas, items recognized in Other Comprehensive Income related to Ternium’s previous stake in Usiminas were recycled to the results of the period. The resulting $935 million loss is non-cash, has no income tax effects and did not change the value of Ternium’s equity.

Remeasurement of Ternium’s stake in Usiminas
Ternium recorded a net loss of $171 million as a result of the purchase price allocation related to the business combination performed in the third quarter of 2023 and the remeasurement of Ternium's previous stake in Usiminas.

Income Tax Expense
Income tax expense was $334 million in 2023. This result included a deferred tax gain of $231 million. Deferred tax results reflect the impact of local currency fluctuations versus the U.S. dollar on subsidiaries that use the U.S. dollar as functional currency, mainly Ternium Mexico, Ternium Argentina and Ternium Brasil, net of the positive effect of local inflation.

In $ million	2023	2022
Current income tax expense	(565)	(600)
Deferred tax gain	231	27
Income tax expense	(334)	(574)
Result before income tax	1,321	2,666
Effective tax rate	25%	22%

Net Income
Ternium’s net income in 2023 reflected the decrease in operating results and the negative impact of the $1.1 billion non-cash loss in connection with the process of fully consolidating Usiminas’ balance sheet and results of operations. These were partially offset by better net financial results.

Non-controlling interest results in 2023 were mainly related to non-controlling interest in Ternium Argentina and Usiminas.

In $ million	2023	2022
Owners of the parent	676	1,768
Non-controlling interest	310	325
Net income	986	2,093

Fiscal Year Ended December 31, 2022 compared to Fiscal Year Ended December 31, 2021
This annual report includes certain non-IFRS alternative performance measures such as “Net Cash” and “Free Cash Flow”. The reconciliation of these figures to the most directly comparable IFRS measures is included in Item 19. Exhibits, Exhibit Number 15.1 "Statement explaining alternative performance measures".
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
In 2022 we also announced the construction of a new direct reduced iron and steelmaking facilities in the USMCA region, with annual production capacity of 2.1 and 2.6 million tons, respectively. This project is expected to advance the integration of Ternium’s industrial system, reinforce its position as a leading steel supplier in the region and support its ongoing compliance with the USMCA’s ‘melted and poured’ requirement for the automotive industry. In addition, the new facilities will help advance Ternium’s decarbonization goals due to its low carbon dioxide emission intensity. Their readiness to switch from natural gas to hydrogen, when feasible, would enable further emission reductions. Furthermore, we announced the construction of a wind farm in Argentina, currently underway. This new facility will enable us to replace approximately 65% of the electricity currently purchased from third parties for our operations in Argentina.
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
Southern Region, 20%
Other markets, 23%

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

Dividends paid to shareholders in 2022 were $530 million. In addition, Ternium Argentina paid dividends in kind, of which $112.3 million correspond to non-controlling shareholders. Ternium reached a net cash position of $2.6 billion at the end of December 2022 (cash and cash equivalents plus other investments of $3.6 billion less borrowings of $1.0 billion), compared to $1.2 billion at the end of December 2021 (cash and cash equivalents plus other investments of $2.7 billion less borrowings of $1.5 billion). Net cash position and free cash flow are non-IFRS alternative performance measures. Please see Exhibit 15.1 for more information on these measures.

Net Sales
Net sales in 2022 were $16.4 billion, 2% higher than net sales in 2021. The following table outlines Ternium’s consolidated net sales for 2022 and 2021:

	Net Sales ($ million)			Shipments (thousand tons)			Revenue/Ton ($/ton)
	2022	2021	Dif.	2022	2021	Dif.	2022	2021	Dif.
Mexico	8,828	8,872	-0%	6,843	6,534	5%	1,290	1,358	-5%
Brazil	582	975	-40%	723	1,160	-38%	804	841	-4%
Southern Region	3,834	3,374	14%	2,362	2,503	-6%	1,623	1,348	20%
Other Markets	2,848	2,574	11%	1,968	1,868	5%	1,447	1,377	5%
Total steel products	16,092	15,795	2%	11,896	12,065	-1%	1,353	1,309	3%

Mining products	—	48	-100%	—	262		—	182
Other products*	323	248	30%
Net sales	16,414	16,091	2%
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

B.    Liquidity and Capital Resources
The following table shows the changes in our cash and cash equivalents for each of the periods indicated below:

In $ million	For the year ended December 31,
	2023	2022	2021
Net cash provided by operating activities	2,501	2,753	2,677
Net cash used in investing activities	(1,470)	(1,325)	(1,045)
Net cash used in financing activities	(766)	(1,016)	(854)
Increase in cash and cash equivalents	265	412	778
Effect of exchange rate changes	(72)	(35)	(39)
Cash and cash equivalents at the beginning of the year	1,653	1,277	538
Cash and cash equivalents at the end of the year (1)	1,846	1,653	1,277
(1)    In addition to cash and cash equivalents, at December 31, 2023, 2022 and 2021, Ternium had $2.2 billion, $2.0 billion and $1.4 billion of other investments with maturities of more than three months, respectively, and $3.0 million, $0.0 million and $0.1 million of restricted cash at December 31, 2023, 2022 and 2021, respectively.

Changes in cash and cash equivalents between December 31, 2022 and December 31, 2023
Overview
During 2023, Ternium’s primary source of funding was cash provided by operating activities. Ternium’s cash from operations in 2023 reached a solid $2.5 billion. Capital expenditures increased year-over-year to $1.5 billion (including advanced payments to equipment suppliers), mainly as a result of Ternium’s growth projects in Pesquería and the consolidation of Usiminas in the second half of 2023. In addition to its growth projects in Pesquería, during the year Ternium advanced the construction of a new wind farm in Argentina and several projects aimed at further improving environmental and safety conditions at its facilities. Usiminas’ capital expenditures included those for the relining of its main blast furnace in Ipatinga.

During 2023, Ternium invested $119 million in the acquisition of an additional participation in Usiminas, paid cash dividends to the Company’ shareholders of $569 million and paid dividends in kind to non-controlling interest in Ternium Argentina of $234 million.

As of the end of 2023, Ternium’s net cash position was $1.9 billion, a decrease of $711 million compared to year-end 2022. In the year, the fair value of Argentine securities holdings decreased by $555 million, mostly as a result of a sharp devaluation of the Argentine Peso official exchange rate during December 2023. Ternium’s net cash position as of December 31, 2023 included Ternium Argentina’s total position of cash and cash equivalents and other investments of $1.1 billion. For information on exchange controls in Argentina and on Ternium Argentina’s dividend payment in kind, see note 30 “Foreign exchange restrictions in Argentina” to Ternium’s audited consolidated financial statements included in this annual report; and “—Risks Relating to the Countries in Which Ternium Operates – Argentina: Exchange controls in Argentina could negatively impact Ternium Argentina’s operations, preventing Ternium from importing raw materials, paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market”.

Operating activities
Net cash provided by operating activities in 2023 included a working capital reduction of $321 million, due to a $202 million decrease in inventories and an aggregate $217 million net increase in accounts payable and other liabilities, partially offset by an aggregate $98 million increase in trade and other receivables.

Investing activities
Net cash used in investing activities in 2023 was $1.5 billion, primarily attributable to capital expenditures of $1.5 billion, an increase of $718 million in financial investments with maturities of more than three months and a $119 million investment in additional shares of Usiminas, partially offset by the cash acquired in connection with the consolidation of Usiminas, which amounted to $781 million.

Financing activities
Net cash used in financing activities was $766 million in 2023, attributable to dividends paid in cash to the Company’s shareholders of $569 million, net repayment of borrowings of $138 million and finance lease payments of $59 million.

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

Operating activities
Net cash provided by operating activities in 2022 was $2.8 billion. Income tax payments reached $1.8 billion in the year, mainly due to significant outstanding tax balances for fiscal year 2021, paid in 2022 in Mexico and Argentina, and higher advance payments for fiscal year 2022 in Mexico. Working capital decreased $1.2 billion in 2022 as a result of an aggregate $584.7 million decrease in trade and other receivables, a $438.1 million decrease in inventories and an aggregate $129.7 million increase in accounts payable and other liabilities. The inventory value decrease in 2022 was due to a $407.0 million lower steel volume and a $133.5 million decrease in raw materials, supplies and others, partially offset by a $102.4 million higher cost of steel.

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

Principal Sources of Funding

Funding Policy
Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. When feasible, management bases its financing decisions, including the election of currency, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For information on our financial risk management, see note 29 “Financial risk management” to our consolidated financial statements included in this annual report.
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
Financial Liabilities
Total financial debt (inclusive of principal and interest accrued thereon) was $2.1 billion as of December 31, 2023. Our financial liabilities consist mainly of loans with financial institutions, bonds and debentures. As of December 31, 2023, these facilities were mainly denominated in U.S. dollars and Brazilian reais (76% and 21% of total financial liabilities, respectively). With cash and cash equivalents of $1.8 billion, other investments of $2.2 billion and total borrowings of $2.1 billion, Ternium achieved a net cash position of $1.9 billion as of December 31, 2023 (cash and cash equivalents plus other investments less borrowings). This compares to a net cash position of $2.6 billion as of December 31, 2022 (cash and cash equivalents plus other investments of $3.6 billion less borrowings of $1.0 billion).
Net cash position is a non-IFRS alternative performance measure. Please see Exhibit 15.1 for more information on these measures.
The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

In $ million	2023	2022	2021
Bank borrowings (1)	925	1,032	1,479
Bonds	765	—	—
Debentures	457	—	—

Total borrowings	2,146	1,032	1,479
(1)Net of debt issuance costs.
Ternium’s cost of debt in 2023, as measured by the weighted average interest rate, was 7.28% for bank borrowings, 5.88% for bonds and 12.52% for debentures, which were 43%, 36% and 21% of our total borrowings, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of each instrument as of December 31, 2023. Such rates do not include the effect of derivative financial instruments, nor fluctuations in the exchange rate between the instrument’s currencies and the U.S. dollar. For more information on the key terms of our debt instruments, see "- Most Significant Borrowings and Financial Commitments".
The following table shows the weighted-average interest rates as of December 31 of each of the last three years:

	2023	2022	2021
Bank borrowings	7.28%	6.21%	1.45%
Bonds	5.88%	—	—
Debentures	12.52%	—	—
As of December 31, 2023, current borrowings were 44% of total borrowings, none of which corresponded to borrowings with related parties. As of December 31, 2023, the maturities of our financial liabilities were as follows:

In $ million	1 year	1 – 2	3 years
At December 31, 2023	or less	Years	or more	Total
Bank borrowings	915	9	—	924
Bonds	21	—	744	765
Debentures	4	—	453	457
Total borrowings (1)(2)	940	9	1,197	2,146
(1)Borrowings with third parties.
(2)Net of debt issuance costs.

For information on our derivative financial instruments, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk” and note 22 to the consolidated financial statements included in this annual report.

Most Significant Borrowings and Financial Commitments
Our most significant borrowings as of December 31, 2023, were those outstanding under Ternium Brasil’s 2019 syndicated loan facility and Usiminas’ bonds and debentures issued to refinance existing financial debt.

$ million			Principal amount
Date	Borrower	Type	Original	Outstanding as of December 31, 2023	Maturity
August 2019	Ternium Brasil	Syndicated loan	500	500	August, 2024
July 2019	Usiminas	Bonds	750	750	July, 2026
May 2022	Usiminas	Debentures	145	134	May, 2029
December 2022	Usiminas	Debentures	310	287	December, 2032
The key covenants in our syndicated loan agreements, bonds and debentures are limitations on liens and encumbrances, restrictions on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio). As of December 31, 2023, Ternium was in compliance with all covenants under its financial instruments.

Ternium has various off-balance commitments, including financial commitments, and commitments to purchase raw materials, energy (natural gas and electricity), supplies (air, oxygen, hydrogen, nitrogen and argon), production equipment and logistic services. Off-balance sheet commitments are discussed in note 25(ii) to our consolidated financial statements included in this annual report.

For further information on our derivative financial instruments, lease liabilities, borrowings, contingencies, commitments and restrictions in the distribution of profits, and financial risk management, see notes 22, 23, 24, 25 and 29 to our consolidated financial statements included in this annual report.

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
The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2023, the Company’s board of directors met eight times. A majority of the members of the board of directors in office present or represented at the board of directors' meeting constitutes a quorum, and resolutions of the board of directors may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.
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
The Company's articles of association provide that the board of directors of the Company may, within the limits of applicable law, (a) delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided, however, that the delegation of the Company's day-to-day management and representation authority to a member of the board of directors shall be subject to the prior authorization of the general shareholders' meeting, (b) delegate to one or more persons, whether or not members of the board of directors, the powers necessary to carry out the Company's decisions (except for approval of material transactions with related parties), (c) confer to one or more persons, whether or not members of the board of directors, the powers deemed to be appropriate for the general technical, administrative and commercial management of the Company, and (d) constitute and determine the responsibilities, powers and authority (including without limitation an audit committee), the members of which may be selected either from among the directors or outside thereof. On May 2, 2023, the board of directors appointed the Company's chief executive as administrateur délégué and delegated to him the power to manage the Company's affairs within the ordinary course of business, to direct and supervise the business activities of the Company's subsidiaries and to represent the Company in relation to such matters.
On May 2, 2023, the Company’s annual general shareholders’ meeting resolved to reduce the number of directors to eight and approved the re-election of Mr. Roberto Bonatti, Mr. Carlos Alberto Condorelli, Mr. Vincent Robert Gilles Decalf, Ms. Gioia Ghezzi, Mr. Daniel Agustín Novegil, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca and Ms. Lorenza Martinez Trigueros as board members, to hold office until the shareholders’ meeting that will be convened to decide on the 2023 accounts. The board of directors subsequently re-appointed Mr. Paolo Rocca as its chairman, Mr. Daniel Agustín Novegil as vice chairman and Mr. Máximo Vedoya as the Company’s chief executive officer.
The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as director	Age at December 31, 2023
Paolo Rocca (1)	Chairman	Chairman and CEO of Tenaris; Chairman of the Company	18	71
Daniel Agustín Novegil	Vice Chairman	Vice chairman of the Company	18	71
Roberto Bonatti (1)	Director	Director of San Faustin	18	74
Carlos Alberto Condorelli	Director	Director of Tenaris; Director of the Company	17	72
Gioia Ghezzi	Director	Independent Director	3	62
Vincent Robert Gilles Decalf	Director	Independent Director	8	61
Lorenza Martinez Trigueros	Director	Chief Operating Officer of Group Intercam	2	56
Gianfelice Mario Rocca (1)	Director	Chairman of San Faustin	17	75
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

Daniel Agustín Novegil. Mr. Novegil is a member of the Company’s board of directors and holds the position of its vice-chairman. He served as chief executive officer of the Company from 2005 to 2018. With more than 40 years of experience in the steelmaking industry, in 1993 he was appointed managing director (CEO) of Ternium Argentina S.A. and was on the board of directors of Usiminas from 2013 until 2015. From 1993 he has also been a member of the board of directors of the World Steel Association and is currently a fellow of the Nominating Committee and former president of Alacero (Latin American Steel Association). Since 1999 to 2014 he was a member of the Advisory Board of the Sloan Masters Program at Stanford University, where he graduated as Master of Science in Management. Mr. Novegil is an Argentine citizen.
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
Gioia Ghezzi. Mrs. Ghezzi serves as member of the Company’s board of directors since 2020. She currently serves as Chairwoman of ATM S.p.A. (an Italian transport company). Mrs. Ghezzi was a member of the Board of Ferrovie dello Stato (Italy) from May 2014 and its Chairwoman from December 2015 until July 2018. She served as a Board Member of the Humanitas Group from 2017 to 2022, and in different companies of the Insurance, Infrastructure and Innovation and Technology areas, in and out of Italy. Mrs. Ghezzi has held executive roles in the Zurich Insurance Group, Willis Group Holdings, McKinsey & Co. and IBM Research, among others. She is a theoretical physicist, with a London Business School Executive MBA. Mrs. Ghezzi is a British and Italian citizen.

Vincent Robert Gilles Decalf. Mr. Decalf has served as a director of the Company since September 2015 and the Audit Committee’s Chairman since 2020. Since 2012, he acts as an independent non-executive director of various financial, insurance or commercial companies such as Bankinter Luxembourg, Covea Luxembourg or Kredietrust S.A. He is also a member of the board of directors of the Luxembourg Institute for Directors and Managers (Institut Luxembourgeois des Administrateurs). Mr. Decalf is a certified independent director since 2014. From 1989 to 2008, Mr. Decalf held executive positions in different countries within Société Générale and has extensive experience in the financial industry. From 2008 to 2012, he was member of the executive committee of the Foyer Group, a Luxembourg-based insurer. For more than twenty five years, he has been an authorized director for Insurance, Bank or Financial companies under Luxembourg regulation. Mr. Decalf is French and Luxemburgish citizen.

Lorenza Martinez Trigueros. Mrs. Martinez Trigueros currently serves as Chief Operating Officer of the Mexican Financial group bank Intercam. From 2021 to 2023 she was CEO of the Mexican bank Actinver. Mrs. Martinez Trigueros was the managing director of the payments, finance & risk of Accenture Mexico from 2019 to 2021, former Director of Banco de Mexico’s payments and corporate services arm until 2018 and was undersecretary of Industry and Commerce of Mexico from 2008 and 2012. Mrs. Martinez Trigueros has a degree in Economics from the Instituto Tecnológico Autónomo de México and doctorate degree in Economics from the Massachusetts Institute of Technology. Mrs. Martinez Trigueros is a Mexican citizen.

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
At the next annual general shareholders’ meeting, the Company intends to propose that the number of directors be maintained and that Messrs. Roberto Bonatti, Carlos Alberto Condorelli, Vincent Robert Gilles Decalf, Gianfelice Mario Rocca, Paolo Rocca, Gioia María Ghezzi, Daniel Agustin Novegil and Lorenza Martínez Trigueros be re-elected as members of the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2024 annual accounts.
Board members Decalf, Ghezzi and Martinez Trigueros qualify as independent directors under Exchange Act Rule 10A-3(b)(1) and the Company’s articles of association.

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
It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the Company’s annual accounts at the annual general shareholders’ meeting. However, such discharge will not release the directors from liability for any damage caused by unrevealed acts of mismanagement or unrevealed breaches of Luxembourg Company Law or the Company’s articles of association, nor will it release directors from liability for any personal loss of the shareholders independent and separate from the losses suffered by the Company due to a breach either revealed or unrevealed of either the Luxembourg Company Law or the Company’s articles of association.
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
Auditors
The Company’s articles of association require the appointment of an independent audit firm in accordance with applicable law. The primary responsibility of the auditor is to audit the Company's annual accounts and consolidated financial statements and to submit a report on the accounts to shareholders at the annual general shareholders' meeting. In accordance with applicable law, statutory auditors (réviseur d'entreprises) are chosen among the members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises).
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

The shareholders' meeting held on May 2, 2023, re-appointed PwC Luxembourg as the Company’s statutory auditor for the fiscal year ended December 31, 2023. At the next annual general shareholders’ meeting scheduled to be held on April 30, 2024, it will be proposed that PwC Luxembourg be reappointed as the Company’s statutory auditors for the fiscal year ending December 31, 2024.

Senior Management
The following table sets forth certain information concerning our senior management:

Name	Age at December 31, 2023	Position
Máximo Vedoya	53	Chief Executive Officer
Pablo Brizzio	53	Chief Financial Officer
Pablo Hernán Bassi	61	Chief Industrial and Engineering Officer
Oscar Montero Martínez	63	Chief Planning Officer
Rodrigo Piña	51	Chief Human Resources Officer
Marina Valeria Chiesa	45	Chief Environmental, Health and Safety Officer
Carlos Polidori	50	Chief Technology Officer
Fernando Duelo	57	General Counsel
César A. Jiménez Flores	58	Ternium Mexico President
Titus Schaar	47	Ternium Brasil President
Martín Berardi	66	Ternium Argentina President
Héctor Obeso Zunzunegui	59	International Business Unit President
Máximo Vedoya. Mr. Vedoya currently serves as our Chief Executive Officer. Prior to that, he served as President of Ternium Mexico. He has held several other executive positions since joining the Techint Group in 1992, such as chief executive officer of Ferrasa, director of Ternium Mexico’s international and steel purchase operations, commercial director and export manager of Sidor and commercial planning manager of Ternium Argentina. He was also director of Fedemetal (the Colombian Federation of Metallurgical Industries) and AIMM (Venezuelan Association of Metallurgical and Mining Industry). He was also chairman of the Economics Committee of World Steel Association. He is currently a member of the Executive Committee of the Latin American Steel Association (Alacero), of which he served as President from 2019 to 2021. He is also president of Caintra (Nuevo Leon Industrial Chamber), vice-president of Canacero (Mexican steel association) and Concamin (Confederation of Industrial Chambers of Mexico), member of the Executive Commission of CCE (Mexican Business Coordinating Council) and General and Executive Board Member of UDEM (University of Monterrey, Mexico). Mr. Vedoya graduated with a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires and he holds a Master of Science in Management from Stanford University (USA). Mr. Vedoya is an Argentine citizen.

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

Marina Valeria Chiesa. Ms. Chiesa currently serves as our Chief Environmental, Health & Safety Officer. She began her career at the Company in 2004, and since then she has held several leadership positions and roles in the industrial engineering area, in the analysis of capital expenditure projects and in the planning of Ternium’s expansion. She has also served as Chief of Staff of the Company’s CEO. She assumed her current position in 2023. Ms. Chiesa holds a degree in industrial engineering from the University of Buenos Aires. Ms. Chiesa is an Argentine citizen.
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
Fernando Duelo. Mr. Duelo currently serves as our General Counsel, a position he assumed in 2005. He joined the Techint Group in 1991 and has served as a lawyer in its legal department. Mr. Duelo holds a degree in law from the University of Buenos Aires. Mr. Duelo is an Argentine citizen.
César A. Jiménez Flores. Mr. Jiménez currently serves as President of Ternium Mexico. He assumed the position in 2018. Prior to that, he served as commercial vice president of Ternium Mexico since 2014. He has held other executive positions since joining the Company in 2007, such as CEO of Tenigal (2010-2014) and industrial sales director of Ternium Mexico (2008-2009). In addition, he is member of the board of directors of Tenigal. He holds a BS in computer science from UANL (Autonomous University of Nuevo León), a master degree in information systems management from ITESM (Monterrey Institute of Technology and Higher Education) and general management program studies at Harvard Business School. Mr. Jiménez is a Mexican citizen.

Titus Schaar. Mr. Schaar currently serves as Ternium Brasil President. He joined the Company in 2014 as chief operating officer of Ternium Brasil, a position that he held until he assumed his current position in 2023. Mr. Schaar holds a degree in mechanical engineering and a master’s degree in economics from RWTH Aachen University. He is a board member of IABr (Brazil Steel Institute) and ABM (Brazil Material Institute). Mr. Schaar is a German citizen.

Martín Berardi. Mr. Berardi currently serves as President of Ternium Argentina. In addition, he is the Chairman of the board of directors of Ternium Argentina. He began his career in the Techint Group in 1980 as a trainee in Propulsora Siderúrgica. He has held several positions within the Techint Group including Propulsora Siderúrgica, Siat S.A., or Siat (an Argentine welded steel pipe manufacturer which is a Tenaris’s subsidiary), and Siderca S.A.I.C., or Siderca (Argentine producer of seamless steel pipe products, which is a Tenaris’s subsidiary). He served as managing director of Siat (1992-1995), managing director of Mexican steel company Tubos de Acero de México S.A., or Tamsa (1995-2000), president and chief executive officer of Venezuelan steel company Sidor (2000-2004) and became managing director (October 2004), executive vice president and President of Ternium Argentina. He was president of the IVES (Venezuelan Steel Institute) between 2002 and 2004, president of Alacero between 2013 and 2015, and alternated the presidency and vice presidency of CAA (Argentine Steel Chamber) between 2012 and 2024. He is currently president of CAA, a member of the board of directors of Alacero and a member of the board of directors of ITBA. Mr. Berardi holds an industrial engineering degree from ITBA and a M.S. in Management from Stanford University. Mr. Berardi is an Argentine citizen.

Héctor Obeso Zunzunegui. Mr Obeso currently serves as our International Business Unit President. He assumed his current position in 2012, then named international area manager.  He has held several other executive positions since joining the Company in the year 2007, such as quality & product director of Ternium Argentina, industrial sales director of Ternium Mexico and commercial director of Ternium Mexico. He is member of the board of directors of Alacero. Mr. Obeso is a Mexican citizen.
On October 31, 2023, the Company’s board of directors approved a Clawback Policy, in response to the requirements of Section 303A.14 of the New York Stock Exchange Listed Company Manual, setting forth the principles for the prompt recovery or “clawback” of erroneously awarded incentive-based compensation granted to certain officers of the Company in the event of a restatement of the Company’s financial statements, as further described therein. The members of senior management listed in “—A. Directors and Senior Management”, as well as Mr. Pablo Urréjola, the Company’s Global Reporting Senior Director, are subject to the Clawback Policy.
B.    Compensation
The compensation payable to the members of the Company’s board of directors for the performance of their services to the Company is determined at the annual ordinary general shareholders’ meeting. The general meeting of shareholders held on May 2, 2023 decided the compensation paid to directors for the performance of their duties resolving that each director receive a fixed compensation for their services during the fiscal year 2023 for an amount of $115,000; the chairman of the board of directors receive an additional fee of $295,000; each director who is also a member of the Company's audit committee receive an additional fee of $55,000; and the chairman of the audit committee receive, further, an additional fee of $10,000. No variable compensation has been paid or shall be payable to members of the board of directors for services rendered during the year 2023 and no long-term incentive or pension plan is available to any of them.
The aggregate cash compensation paid to all directors and senior managers of the Company for the year 2023 amounted to $26.6 million. In addition, senior managers received, for the year 2023, 1,064,000 units for a total amount of $6.6 million, in connection with the employee incentive retention program described in note 3(o)(3) “Employee liabilities—Other compensation obligations” to the consolidated financial statements included in this annual report.
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
The audit committee of the Company's board of directors currently consists of three members, Ms. Gioia Ghezzi, Mr. Vincent Robert Gilles Decalf and Mrs. Lorenza Martinez Trigueros, who were appointed to the audit committee by the Company's board of directors on May 2, 2023. As of the date of this annual report, all members of the audit committee qualify as independent directors both for purposes of Exchange Act Rule 10A-3(b)(1) and under the Company's articles of association.

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

The Company’s audit committee is also in charge of the interpretation, implementation, control and enforcement of the Company’s Clawback Policy, which sets forth the principles for the prompt recovery of erroneously awarded incentive-based compensation granted to certain officers of the Company in the event of a restatement of the Company’s financial statements.

The audit committee also performs other duties imposed by applicable laws, and by regulations of the markets on which the Company's securities are listed, as well as any other duty entrusted to it by the Company’s board of directors.

The audit committee has the authority to conduct any investigation appropriate to the fulfilment of its responsibilities and has direct access to the Company’s external auditors as well as anyone in the Company and, subject to applicable laws and regulations, its subsidiaries. In addition, the audit committee may engage, at the Company's expense, independent counsel and other internal or external advisors to review, investigate or otherwise advise on, any matter as the committee may determine to be necessary to carry out its purposes and responsibilities.

D.    Employees
The following table shows the number of persons employed by Ternium and its fully consolidated subsidiaries (and excludes proportionally consolidated subsidiaries Consorcio Peña Colorada and Exiros):

	At December 31,
	2023	2022	2021
Mexico	10,103	9,402	9,066
Argentina	5,310	5,517	5,425
Brazil	17,138	3,714	3,758
Colombia	1,235	1,219	1,270
Other countries	672	658	623

Total employees	34,458	20,510	20,142
Note: in 2023, the reported figure for Brazil includes Usiminas’ 13,445 employees. Ternium started to fully consolidate Usiminas in July 2023.
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
At Ternium, we promote a culture of industrial and technological excellence. To achieve this goal, we focus our efforts on fostering innovation, enhancing employees' skills in a challenging atmosphere, implementing succession plans for key positions and shaping an appealing working environment. In addition, Ternium aims to be an equal opportunity and equal treatment organization. We seek to increase diversity at Ternium's management positions and engage the communities and the supply chain under a concerted strategy to empower women. For more information on Ternium's initiatives, see Item 4. “Information on the Company—B. Business Overview— Environmental, Social and Governance.”

E.    Share Ownership
To our knowledge, as of the date of this annual report our directors and senior management owned less than 1% of Company securities (in the form of shares or ADSs).

Item 7.    Major Shareholders and Related Party Transactions
A.    Major Shareholders
The following table shows the beneficial ownership of our securities (in the form of shares or ADSs) (i) by the Company’s major shareholders (persons or entities that have notified the Company of holdings in excess of 5% of the Company's issued share capital, or that are controlled by persons or entities which hold more than 5% of the Company's issued share capital); (ii) held by the Company in treasury; and (iii) owned by the Company’s directors and senior management as a group.
The information below is based on the most recent information available to the Company.

Identity of Person or Group	Number of issued shares	Percent of issued share capital
Techint Holdings S.àr.l. (1)	1,243,433,012	62.02%
Tenaris Global Services and Investments S.àr.l. (1)	229,713,194	11.46%
Inverban Investments SL Sucursal Uruguay	60,324,320	3.01%
Ternium S.A. (treasury shares)	41,666,666	2.08%
Directors and senior management as a group	124,070	0.01%
Public	429,482,180	21.42%

Total	2,004,743,442	100.00%
(1)Each of Techint Holdings S.àr.l., Tenaris Global Services and Investments S.àr.l. and Inverban Investments SL is controlled by San Faustin. RP STAK holds voting rights in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
As of February 29, 2024, 42,960,625 ADSs (representing 429,606,250 shares, or 21% of all issued shares of the Company) were registered in the name of BNY (Nominees) Limited, related to the Company’s ADR program.
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

B.    Related Party Transactions
Ternium is a party to several related party transactions as described in note 26 to the consolidated financial statements included in this annual report. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see Item 6. “Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

Below is a description of relevant related party transactions, including Usiminas up to June 30, 2023. Since July 2023, Ternium started to fully consolidate Usiminas and transactions with Usiminas are no longer considered related party transactions.
Purchases of Raw Materials
In the ordinary course of business, Ternium buys raw materials and other production inputs from subsidiaries of Tenaris. These transactions include purchases of ferrous scrap and other raw materials, which amounted to $38.2 million in 2023, $38.4 million in 2022 and $36.0 million in 2021.
Purchases of Steel Products
In the ordinary course of business, Ternium buys steel products from Usiminas and its subsidiaries. Purchases amounted to $112.3 million in the first half of 2023, $30.8 million in 2022 and $68.9 million in 2021.
Sales of Steel Products and Raw Materials
In the ordinary course of business, Ternium sells steel products and raw materials to subsidiaries of Tenaris. These transactions include:
•sales of round steel bars under a long-term agreement to Tenaris’ facilities in Mexico, which amounted to $12.4 million in 2023, $110.6 million in 2022 and $157.3 million in 2021;
•sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to $154.1 million in 2023, $104.4 million in 2022 and $32.1 million in 2021; and
•sales of scrap and other raw materials to be used in the production of seamless pipes, which amounted to $5.9 million in 2023, $8.1 million in 2022 and $9.2 million in 2021.
Furthermore, Ternium sold steel slabs to Usiminas, which amounted to $76.9 million in the first half of 2023, $547.0 million in 2022 and $829.2 million in 2021.
Supply of Electric Energy
Techgen, which is owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris, operates an electric power plant in Pesquería, Mexico. Ternium’s subsidiaries in Mexico and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity.
Techgen sales of electricity to Ternium Mexico and Tenigal amounted to $322.3 million in 2023, $445.7 million in 2022 and $322.3 million in 2021. In addition, Techgen sells to third parties on behalf of Ternium Mexico and Tenigal the unused electricity that Ternium Mexico and Tenigal purchased from Techgen. Ternium Mexico and Tenigal received from Techgen on account of such unused electricity sales an amount of $86.6 million in 2023, $116.7 million in 2022 and $86.8 million in 2021.
Supply of Natural Gas
Ternium Mexico has natural gas supply agreements with GIMSA, a natural gas distributor and a company in which Ternium Mexico holds 23.84% equity participation. GIMSA sales to Ternium Mexico amounted to $76.6 million in 2023, $167.0 million in 2022 and $117.7 million in 2021.
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
Tecpetrol supplies natural gas at prices and on terms and conditions that are equivalent to those charged to Ternium Argentina by other suppliers of natural gas. Tecpetrol’s sales to Ternium Argentina amounted to $20.6 million in 2023, $23.5 million in 2022 and $24.2 million in 2021.
Energy consulting Services (ECS) supplies natural gas at prices and on terms and conditions that are equivalent to those charged to Ternium Argentina by other suppliers of natural gas. ECS’s sales to Ternium Argentina amounted to $5.4 million in 2023, $5.1 million in 2022 and $3.2 million.

Provision of Engineering and Labor Services
Ternium contracts with certain companies controlled by San Faustin specialized in supplying engineering services, construction services, labor and supervision services, for civil and electromechanical works, and cleaning, general maintenance and handling of by-products services. Fees accrued for these services amounted to $100.1 million in 2023, $78.5 million in 2022 and $97.7 million in 2021.
Purchase Agency Services and Sales of Materials
Exiros, in which we have 50% share ownership and Tenaris has remaining 50% share ownership, provides to Tecpetrol and other companies controlled by San Faustin with purchase agency services and sales of raw materials and other products. Under the Exiros shareholder arrangements, Ternium recognizes Exiros’ assets, liabilities, revenue and expenses in relation to its interest in the joint operation. Exiros’ sales to companies controlled by San Faustin totalled $22.6 million in 2023, $27.2 million in 2022 and $7.0 million in 2021, of which the Company recognized $11.3 million, $13.6 million and $3.5 million in 2023, 2022 and 2021, respectively.
In addition, Exiros’ raw material sales to Usiminas totalled $113.0 million in 2022 and $69.4 million in 2021, with no raw material sales in the first half of 2023, of which the Company recognized $56.5 million in 2022 and $34.7 million in 2021.
Sales and Purchases of Other Products and Services
Ternium enters into other transactions with companies controlled by San Faustin from time to time. Relevant transactions were those for the purchase of plant equipment and spare parts, and technical assistance from Tenova and from other related companies, which amounted to $4.9 million in 2023, $2.2 million in 2022 and $5.1 million in 2021.
Administrative Services, Legal and Other Support Services
Finma S.A.I.F., a company controlled by San Faustin in which the Company has a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provided administrative and legal support services to San Faustin’s affiliates in Argentina, including Argentine affiliates of Ternium. Fees accrued for these services amounted to $11.2 million in 2023, $11.6 million in 2022 and $8.0 million in 2021.
Loans to Related Parties
Ternium financed the construction and operation of Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen. Outstanding loans to Techgen amounted to $136.3 million, $126.8 million and $127.4 million as of December 31, 2023, 2022 and 2021, respectively. These loans generated interest gains in favor of Ternium in an amount of $12.3 million in 2023, $8.3 million in 2022 and $6.3 million in 2021. For further information on the Techgen investment, see Item 4. “Information on the Company—C. Organizational Structure—Other investments—Techgen.”
Other Transactions
In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are considered to be material.
C.    Interest of Experts and Counsel
Not applicable.
Item 8.    Financial Information
A.    Consolidated Statements and Other Financial Information
See Item 18 and pages F-1 through F-96 for Ternium’s consolidated financial statements.
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

Outstanding Legal Proceedings
The following legal proceedings were outstanding as of the date of this report:
Companhia Siderúrgica Nacional (CSN) – Tender offer litigation
In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and Tenaris’s subsidiary Confab, all of which comprise the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (SCJ) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal. CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote and, as of the date of this annual report, voting at the SCJ with respect to the motion for clarification is ongoing. At an October 17, 2023 session, two justices voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ will be summoned to produce the tie-breaking vote. There are no specified deadlines for voting to be resumed or the SCJ decision to be issued. In any event, either party may appeal an SCJ decision.

According to the views of the two justices that voted in favor of CSN's motion, Ternium Investments and the other members of the T/T Group should be ordered to pay to CSN an indemnification amount equal to the difference between the price paid by the T/T Group in its acquisition and the market value of the Usiminas shares at signing, plus monetary adjustment and interest (at a rate of 1% per month) through the date of payment, plus legal costs equal to 10% of the compensation payable to CSN, with CSN retaining ownership of the Usiminas ordinary shares it currently owns. If that unprecedented view were to prevail, and depending on how the indemnification is calculated by other courts, as of December 31, 2023, the potential aggregate indemnification payable by Ternium Investments and

Ternium Argentina could reach up to BRL 3.1 billion (approximately $0.6 billion at the BRL/$ rate as of such date) and BRL 1.1 billion (approximately $0.2 billion), respectively.

The Company continues to believe that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above. Notwithstanding the foregoing, in light of the votes already issued by two members of the SCJ on CSN's motion for clarification, the Company cannot predict the ultimate resolution on the matter.

Potential Mexican income tax adjustment
In March 2015, as part of a tax audit with respect to fiscal year 2008, the Mexican tax authority (“SAT”) challenged the deduction by Ternium Mexico of a tax loss arising from an intercompany sale of shares in December 2008. In addition, in September 2018, as part of a tax audit for fiscal year 2011, the SAT objected to the deduction by Ternium Mexico of the remainder of the 2008 tax loss. Ternium Mexico requested an injunction from the Mexican courts against the SAT claims and filed its defense and supporting documents with the SAT. After Ternium Mexico obtained an injunction in August 2020, in November 2020 the SAT issued a new preliminary audit report in which it reiterated its objections to the deduction of the 2008 tax loss. In June 2021, the SAT determined income tax adjustments with respect to 2008 and 2011 for amounts currently estimated at approximately $ 72.8 million and $ 35.6 million, respectively. Ternium Mexico appealed the SAT determinations.

More recently, however, Ternium Mexico withdrew its appeals and agreed to provide further information and documentation to the SAT. With all of the above-mentioned information and documentation, the SAT reduced the 2008 and 2011 tax adjustments downwards to approximately $ 17.5 million and $ 35.8 million, respectively. The Company had a tax provision of $ 53.3 million already included in its consolidated financial statements as of September 30, 2023. The payment to the SAT was made on October 9, 2023, and the Company received formal documentation issued by the SAT with the closure of both audits.

Fishermen associations’ claims

Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of $ 24.5 million was recorded at the acquisition date in connection with this matter (nil and $4.5 million as of December 31, 2023 and 2022, respectively; the decrease in the provision was mainly due to the favorable outcome for a part of the lawsuits).

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

The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of $ 57.7 million was recorded as of the acquisition date in connection with this matter ($37.5 million and $34.8 million as of December 31, 2023 and 2022, respectively).

Several contingencies associated with the acquired business

The main contingencies recognized in the consolidated financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of the additional participation in Usiminas and the full consolidation of Usiminas include the following:

Provisions for contingencies recognized by Usiminas before business combination:	Status	As of the acquisition date (in $ thousands)	As of December 31, 2023 (in $ thousands)
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	57,343	55,643
Tax proceeding in which the tax authorities seek the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Awaiting final outcome of the Appeal to the Superior Court of Justice (STJ).	29,772	30,440
Labor lawsuits filed by employees, former employees and outsourced personnel of the Ipatinga Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	15,112	13,722

Provisions for tax contingencies recognized as part of the business combination:	Status	As of the acquisition date (in $ thousands)	As of December 31, 2023 (in $ thousands)
Objection filed against the decision that recognized only partially the credit rights established in a final and unappealable court decision that determined the exclusion of ICMS amounts from the calculation basis of PIS/COFINS-Imports.	Pending judgment at administrative level.	94,792	94,359
Tax collection proceedings related to the collection of ICMS/SP on goods shipped to other countries without effective proof of export.	Pending judgment by the trial court.	51,546	51,311
Tax proceedings seeking the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Several case records, declaratory actions and tax collection proceedings, suspended or pending decision by higher courts.	38,640	38,464
ICMS – Action for annulment of the tax debt claimed by the State of Rio Grande do Sul due to failure to make the advance payment of the tax at the entry of goods coming from other States (rate differential ).	Pending judgment by the trial court.	28,789	28,658
Tax assessment notice issued by the State of Minas Gerais concerning alleged reversal of ICMS credits on sale of electrical energy.	Pending judgment at administrative level.	12,386	12,330
Provisions for civil and other contingencies recognized as part of the business combination:
Public Civil Action seeking compensation for alleged damages caused to the State of Santa Catarina's Treasury related to improper expenditures incurred in the construction of a bridge.	Pending conclusion of the expert evidence	21,113	21,016
Provisions for labour contingencies recognized as part of the business combination:
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	27,123	24,814

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

The following table shows the dividends approved by the Company’s shareholders in the last five years:

Shareholders’ meeting date	Approved dividend			Dividend payment date
	Amount ($ million)	Per share ($)	Per ADS ($)
May 6, 2019	236	0.12	1.20	May 14, 2019
May 3, 2021	412	0.21	2.10	May 11, 2021
May 3, 2022	510	0.26	2.60	November 16, 2021* May 11, 2022
May 2, 2023	530	0.27	2.70	November 17, 2022* May 10, 2023

*    On November 16, 2021 and November 17, 2022, the Company paid an interim dividend of $0.80 and $0.90 per ADS, respectively.

On February 20, 2024, the Company’s board of directors proposed that an annual dividend of $0.33 per share ($3.30 per ADS), or $648 million in the aggregate, be approved at the Company’s annual general shareholders’ meeting, which is scheduled to be held on April 30, 2024. The annual dividend would include an interim dividend of $0.11 per share ($1.10 per ADS), or $216 million, paid in November 2023. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $0.22 per share ($2.20 per ADS), or $432 million in the aggregate, will be paid on May 8, 2024, with a record-date of May 3, 2024. Treasury shares are not entitled to dividend distributions.

B.    Significant Changes
Change in operating segments.

As a result of the consolidation of Usiminas beginning in July 2023, the Company reported its results for the year ended December 31, 2023, in three operating segments: steel, mining and Usiminas. Upon completion, in the first quarter of 2024, of the CODM’s analysis on how to report the integration of Usiminas’ operations into Ternium, the Company determined that, based on the resulting business structure for allocation of resources and performance assessment, the operating segments of the Company as from the first quarter of 2024 will be Steel and Mining.
.

Item 9.    The Offer and Listing
A.    Offer and Listing Details
The Company’s ADSs are listed on the NYSE under the symbol “TX.” Trading on the NYSE began on February 1, 2006. As of February 29, 2024, a total of 2,004,743,442 shares were registered in the Company’s shareholder register.
As of February 29, 2024, a total of 429,606,250 shares were registered in the name of BNY Nominees Limited, related to the Company’s ADR program. On February 29, 2024, the closing price for the Company’s ADSs reported by the NYSE was $40.54.
New York Stock Exchange
As of February 29, 2024, a total of 42,960,625 ADSs were registered of record. Each ADS represents ten shares of the Company’s share capital. For the year ended December 31, 2023, BNY Mellon acted as the Company’s depositary for issuing ADRs evidencing the ADSs.
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

The Company is a société anonyme organized under the laws of Luxembourg, registered under the number B98 668 in the Luxembourg Registre de Commerce et des Sociétés. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof.

The Company’s authorized share capital is fixed by the Company’s articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 3,500,000,000 shares having a nominal value of $1.00 per share. There were 2,004,743,442 shares issued as of the date of this annual report (including treasury shares). All issued shares are fully paid.

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

Dividends

Subject to applicable law, all shares (including shares underlying ADSs) are entitled to participate equally in dividends when, as and if declared by the shareholders at the annual general shareholders’ meeting, out of funds legally available for such purposes. Treasury shares are not entitled to dividend distributions.

Dividends may be lawfully declared and paid if the Company's net profits and distributable reserves are sufficient under Luxembourg law. The amount and payment of dividends must be approved by a majority vote at a general shareholders’ meeting, generally, but not necessarily, based on the recommendation of the Company’s board of directors. Under Article 21 of the Company’s articles of association, the board of directors has the power to distribute interim dividends out of profits, share premium or any other available reserves, in accordance with applicable law, in particular in accordance with the conditions set forth in article 461-3 of the Luxembourg Company Law. Such dividend payments must be finally approved by the general shareholders’ meeting. On March 15, 2024, the board of directors announced the proposals to be submitted to the consideration of the annual general shareholders’ meeting to be held on April 30, 2024, including its proposal on dividends.

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

The Company conducts and will continue to conduct its operations through subsidiaries and, accordingly, its main source of cash to pay dividends among other possible sources, will be the dividends received from its subsidiaries. For further information, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Structure of the Company—The Company's dividend payments depend on the results of operations and financial condition of its subsidiaries and could be affected by legal, contractual or other limitations or tax changes”. Dividend payments will depend on the Company's subsidiaries’ results of operations, financial condition, cash and capital requirements, future growth prospects and other factors deemed significant by their respective boards of directors, as well as on any applicable legal restrictions. For further information, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which Ternium Operates—Argentina”.

Under Luxembourg law, claims for dividends will lapse in favor of the Company five years after the date such dividends are declared. However, the Company may elect to pay a declared dividend after such period. Declared and unpaid dividends held by the Company for the account of its shareholders do not bear interest.

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. As of December 31, 2023, the Company’s legal reserve represented 10% of its share capital. The legal reserve is not available for distribution.

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

The next annual general meeting of shareholders that will consider, among other matters, the Company's 2023 consolidated financial statements and annual accounts, is scheduled to be held on April 30, 2024 at 12:00 p.m. (Central European Time) at the Company’s registered office in Luxembourg.

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

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated January 31, 2006 among the Company, The BNY Mellon, as depositary, and the owners and beneficial owners from time to time of ADSs of the Company. See Item 3.D. “Key Information – Risk Factors – Risks Relating to the Company's ADSs – Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders”. ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but holders of record of our ADSs as of the relevant ADS holders’ record date set for any given general shareholders’ meeting are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the shares underlying such holder’s ADSs at such meeting.

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

Brazil

While currently there are no significant exchange controls in Brazil, in the past, the Brazilian central bank has intervened occasionally to control unstable movements in foreign exchange rates including through the introduction of different exchange markets. We cannot predict whether the central bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. Furthermore, the real may depreciate or appreciate against the U.S. dollar and this may have an impact on our operations (see Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Exposure Risk.)

Argentina

During 2023, the Argentine peso was subject to a depreciation of approximately 78% against the US dollar. From time to time, the Argentine authorities have taken measures to reduce the volatility of the ARS/$ exchange rate and have implemented formal and informal restrictions on capital inflows and outflows.

Between September 2019 and December 2023, the Argentine government imposed significant restrictions on foreign exchange transactions; however, the new administration in Argentina eased certain restrictions and other changes to such regulations are expected. At the date of this annual report, the scope and timing of upcoming changes remain unknown. Currently, Argentine companies are required to repatriate export proceeds from sales of goods and services (including U.S. dollars obtained through advance payment and pre-financing facilities) and convert such proceeds into ARS at the official exchange rate. As from December 13, 2023, up to 20% of export proceeds can be sold for Argentine pesos through securities transactions resulting in a higher implicit exchange rate as explained below. This percentage has changed and is expected to change over time. Sovereign bonds were issued to pay imports of goods cleared and services rendered on or prior to December 12, 2023, but such bonds cover only a portion of total import debts. Import payments for services rendered and goods cleared after December 12, 2023, do not require government approval but cannot be paid in advance or at sight and are subject to deferred payment schedules. In addition, import payments are subject to import taxes that significantly increase prices of imported goods and services. Argentine companies must still obtain prior Central Bank authorization, which is rarely (if ever) granted, to access the foreign exchange market to make dividend payments.

Furthermore, foreign exchange controls in Argentina limiting the purchase and transfer abroad of foreign currency for saving purposes, restrict Ternium Argentina’s ability to hold excess cash reserves in foreign bank accounts. The existing measures substantially limit the ability of Argentine companies to obtain foreign currency and make certain payments and distributions out of Argentina at the official exchange rate.

For more information on our foreign exchange restrictions in Argentina, see note 30 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

As the context of volatility and uncertainty remains in place as of the date of this annual report, regulations or restrictions imposed by the former government administration as well as new regulations enacted by the new administration, may restrict Ternium Argentina’s ability to access the official foreign exchange market, expose Ternium to the risk of losses arising from fluctuations in the ARS/$ exchange rate, or impair Ternium Argentina’s ability to make payments abroad (including dividends or royalties), or fund investments or other activities offshore.

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

Following the completion of the first phase of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve in its tax balance sheet for an amount of $7.9 billion ($2.3 billion –net of accumulated fiscal losses- remaining at 2023 year-end). Dividend distributions will be charged to the special reserve and therefore should not be subject to Luxembourg withholding tax (up-to- the remaining amount of such special reserve).

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

Capital gains realized by Luxembourg resident individuals holding (alone or together with the resident’s spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company at any time during the five years prior to the sale, (or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and the former holder held at least 10% in the capital of the company at any moment during said five years) will be taxable at half of the individual’s applicable global tax rate (as determined progressively), if a holding period of six months following their acquisition elapsed (21% for 2023). Within the six month period, progressive income tax rates apply (ranging from 0 to 42%* in 2023).

*A 7% surcharge for the Employment Fund applies on the income tax due. The surcharge for the Employment Fund amounts to 9% for taxpayer in tax class 1 or 1a with taxable income exceeding EUR 150,000 (EUR 300,000 for taxpayer in tax class 2).

Luxembourg resident corporate holders

Capital gains, including currency exchange gains realized upon the disposal of shares or ADSs by a fully taxable resident corporate holder, will in principle be subject to Luxembourg corporate income tax and Luxembourg municipal business tax. The combined applicable rate (including an unemployment fund contribution) for a corporate holder established in Luxembourg City is 24.94% for the fiscal year ending 2023. An exemption from such taxes may be available to the Luxembourg resident corporate holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

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

F.     Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not applicable.

H.     Documents on display

The Company is subject to the reporting requirements of the Exchange Act, as applied to foreign private issuers. Accordingly, the Company is required to file annual and special reports and other information with the SEC; however, foreign private issuers are not required to deliver proxy statements or to file quarterly reports. We prepare quarterly and annual consolidated financial statements in accordance with IFRS. The Company's annual consolidated financial statements are audited by an independent accounting firm. The Company submits quarterly financial information with the SEC on Form 6-K, and the Company files annual reports on Form 20-F within the time period required by the SEC, which is currently four months from the close of the fiscal year on December 31. Reports and other information filed electronically with the SEC are available at the SEC’s internet website at http://www.sec.gov. In addition, such reports and other communications are made available to all shareholders and holders of ADSs on the Company’s website at: https://investors.ternium.com.

For the year ended December 31, 2023, BNY Mellon acted as Depositary under the ADS deposit agreement. As long as the deposit agreement remains in effect, the Company will furnish the Depositary with:

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

Reports, notices, or summaries thereof, and communications are made available to all shareholders and holders of ADSs on the Company’s website at: https://investors.ternium.com.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The multinational nature of our transactions, operations and customer base expose us to a variety of risks, including the effects of changes in interest rates, foreign currency exchange rates and commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate market risk and interest rate costs. In addition, we may use derivative instruments embedded in investment instruments, in compliance with Ternium’s policy for financial investments. We do not use derivative financial instruments for other purposes. In addition, in the ordinary course of business we also face risks with respect to financial instruments that are either non-financial or non-quantifiable. Such risks principally include country risk and credit risk and are not presented in the following analysis. For additional information about our financial risk management, see note 29 to the consolidated financial statements included in this annual report.

The following tables provide a breakdown of Ternium’s debt instruments as of December 31, 2023, by type of interest rate fixing mechanism and year of maturity. The following information should be read together with note 29 “Financial Risk Management” to the consolidated financial statements included in this annual report.

At December 31, 2023	Expected maturity in the year ending December 31,
In $ million	2024	2025	2026 and thereafter	Total
Non-current Debt
Floating Rate	—	9	—	9
Bonds	—	—	744	744
Debentures	—	—	453	453

Current Debt
Fixed Rate	316	—	—	316
Floating Rate	600	—	—	600
Bonds	21	—	—	21
Debentures	4	—	—	4

Total (1) (2)	940	9	1,197	2,146

(1)Fixed and floating rate borrowings are primarily bank borrowings. For further information, see Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Sources of Funding—Financial Liabilities.”

(2)As most borrowings and the debentures incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings and the debentures approximates their carrying amount and it is not disclosed separately. Fixed rate borrowings are uncommitted short-term revolving loans, and their fair value approximates to their carrying amount. Regarding the bonds, its fair value approximates the market value.

The weighted average interest rate was 7.28% for bank borrowings, 5.88% for bonds and 12.52% for debentures, which were 43%, 36% and 21% of our total borrowings, respectively. These figures incorporate instruments denominated mainly in U.S. dollars and Brazilian Reais, and do not include the effect of derivative financial instruments nor the devaluation of local currencies as of December 31, 2023.

Total Debt by Currency as of December 31, 2023

$ million
U.S. dollar ($)	1,631
Brazilian Real (BRL)	457
Colombian Peso (COP)	53
Other	5

Total	2,146

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

Ternium’s foreign exchange policy seeks to minimize the impact of fluctuations in the value of positions in currencies other than the U.S. dollar with respect to the U.S. dollar, with the exception of the currencies of countries where it has operations in Latin America, in which Ternium may, from time to time, choose not to hedge operational short exposures to such currencies. Ternium’s subsidiaries with the exception of Usiminas and its subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyse potential hedging strategies according to market conditions. Usiminas and its subsidiaries monitor their net operating cash flows in currencies other than the Brazilian real, and analyse potential hedging strategies according to market conditions. This hedging can be carried out either by netting operational positions or by using financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate could limit the extent to which the Company can implement its hedging policy.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2023.

	Ternium ex Usiminas	Usiminas
Exposure to:	$ million	BRL million
U.S. dollar ($)	—	(469)
E.U. euro (EUR)	97	(0)
Argentine peso (ARS)	(135)	—
Mexican peso (MXN)	(313)	—
Brazilian real (BRL)	59	—
Colombian peso (COP)	(20)	—
Japanese yen (JPY)	115	—
Other currencies	(2)	(0)

The main relevant exposures correspond to:

(a) Argentine peso vs. U.S. dollar. If the Argentine peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $1.3 million and a pre-tax gain of $0.2 million as of December 31, 2023 and 2022, respectively.

(b) Mexican peso vs. U.S. dollar. If the Mexican peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $3.1 million and $2.6 million as of December 31, 2023 and 2022, respectively.

(c) Colombian peso vs. U.S. dollar. If the Colombian peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $0.2 million and $ 0.9 million as of December 31, 2023 and 2022, respectively.

(d) Brazilian real vs. U.S. dollar. If the Brazilian real had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $5.3 million and $0.4 million as of December 31, 2023 and 2022, respectively.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax loss for the year would have been $0.6 million higher (a pre-tax income of $3.3 million higher as of December 31, 2022), as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly local currency cash, trade receivables, trade payables, tax credits and liabilities, lease liabilities, borrowings and other liabilities.

Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to $2.7 billion, the currency translation adjustment included in total equity would have been $6.1 million lower, arising mainly from the adjustment on translation of the equity related to the Brazilian real during 2023. We estimate that for each 1% depreciation of the Mexican peso against the U.S. dollar, we would have incurred a pre-tax gain of $2.6 million and $12.5 million for the years 2022 and 2021, respectively; we estimate that for each 1% depreciation of the Argentine peso against the U.S. dollar, we would have incurred a pre-tax gain of $0.2 million and a pre-tax loss of $3.2 million for the years 2022 and 2021, respectively; for each 1% depreciation of the Brazilian real against the U.S. dollar, we would have incurred a pre-tax loss of $0.4 million and $0.5 million for the years 2022 and 2021, respectively; and for each 1% depreciation of the Colombian peso against the U.S. dollar, we would have incurred a pre-tax gain of $0.9 and $0.5 million for the years 2022 and 2021, respectively.

Foreign Exchange Derivative Contracts

During 2023, 2022 and 2021, Ternium Colombia S.A.S. has entered into non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected future trade receivables denominated in its local currency. As of December 31, 2023, the notional amount on these agreements amounted to $81.2 million, out of which $37.6 million were due on January 2, 2024.

During 2023, 2022 and 2021, Ternium Mexico entered into several forward agreements mainly to manage the exchange rate exposure generated by future payables in EUR related to the investment plan in Pesquería among other standard liabilities in EUR. The notional amount hedged as of December 31, 2023, was EUR556.9 million. These agreements will be due up to September 2025 and have been accounted for as cash flow hedges. As of December 31, 2023, the aggregate notional amount on these agreements amounted to $605.3 million. In addition, during 2023 and

2022, Ternium Mexico entered into non-deliverable forward agreements to manage the exposure of certain tax credits denominated in its local currency. As of December 31, 2023, there was no notional amount outstanding on these agreements.

During 2023, Ternium Guatemala entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated by trade receivables denominated in Guatemalan quetzals. As of December 31, 2023, the notional amount on these agreements amounted to $2.0 million.

During 2023, Ternium del Atlántico entered into several non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected future trade receivables denominated in Colombian pesos. As of December 31, 2023, the notional amount on these agreements amounted to $94.7 million, out of which $40.0 million were due on January 2, 2024.

During 2023, Ternium Procurement entered into specific forward agreements in order to manage the exchange rate exposure generated by purchases of semi-finished steel products. As of December 31, 2023, the notional amount on these agreements amounted to $1.0 million.

The consolidated net fair value of these exchange rate derivative contracts as of December 31, 2023, was $13.1 million. For further information on our foreign exchange contracts see note 22(b) to the consolidated financial statements included in this annual report.

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

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 8.46% and 6.21% as of December 31, 2023 and 2022, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument.

Ternium’s total variable interest rate debt amounted to $1.1 billion (49.7% of total borrowings) as of December 31, 2023, and $737 million (71.4% of total borrowings) as of December 31, 2022. If interest rates on the aggregate average notional of U.S. dollar denominated borrowings held during 2023, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2023 would have been $18.3 million lower ($12.1 million lower as of December 31, 2022).

Effect of IBOR reform

Reform and replacement of various inter-bank offered rates (‘IBORs’) became a priority for regulators. Most IBOR rates stopped being published by December 31, 2022, while certain and most used U.S. dollar LIBOR rates stopped being published by June 30, 2023. During 2023, Ternium finished the transition to the alternative interest rates benchmark (mostly SOFR based) for the remaining outstanding loans that continued to be based in U.S. dollar LIBOR rates as of December 31, 2022. All newly transacted U.S. dollar floating rate financial liabilities will be linked to an alternative benchmark rate (e.g. SOFR + spread adjustments). The Company prepared a sensitivity analysis considering this situation and concluded that no material impacts derived from this change. The Company also enhanced its systems and internal processes to ensure a smooth transition from IBOR to alternative benchmark interest rates.

Commodity Exposure Risk

During 2023 and 2022, Ternium Mexico entered into swap agreements to mitigate the impact of the fluctuation of the zinc price affecting the manufacturing cost of galvanized products to be sold with a fixed zinc price. As of December 31, 2023, Ternium Mexico has several agreements outstanding with an aggregate notional amount of $ 8.4 million.

During 2023 and 2022, Mineração Usiminas entered into forward agreements to manage the impact of the fluctuation of iron ore prices affecting its sales in the foreign market. As of December 31, 2023, Mineração Usiminas had several agreements outstanding with an aggregate notional amount of $57.8 million.

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

Fees payable by the Depositary to the Company

Fees paid in 2023. In 2023, the Company received no fees from BNY Mellon in connection with the Company's ADS Program.

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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures
    Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2023). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

Management has excluded Usinas Siderúrgicas de Minas Gerais S.A. from its assessment of internal control over financial reporting as of December 31, 2023, because it was acquired by the Company in a purchase business combination during 2023. Usinas Siderúrgicas de Minas Gerais S.A. is a subsidiary whose total assets and total revenues excluded from management’s assessment of internal control over financial reporting represent $7.0 billion and $2.7 billion, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023.

On February 20, 2024, management reported to the audit committee that management had conducted its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, and that, based on management’s evaluation and considering the inherent limitations to the effectiveness of any internal control system, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of Ternium’s internal control over financial reporting as of December 31, 2023, has been audited by PwC Luxembourg, as stated in their report included herein. See “Attestation Report of Registered Public Accounting Firm.”

Attestation Report of Registered Public Accounting Firm

See page F-1 of the audited consolidated financial statements included in this annual report.

Change in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our code of conduct and our code of ethics for senior financial officers are posted on our website at:
“https://www.ternium.com/media/hjqbvp0a/tx-code-of-conduct.pdf” and
“https://www.ternium.com/media/4a3gmogx/c-ethics_ternium.pdf”, respectively.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2023 and 2022, PwC Luxembourg served as the principal external auditor for the Company. Fees paid to PwC Luxembourg and other PwC member firms for the years ended December 31, 2023 and December, 2022 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2023	2022
Audit fees	4,783	3,681
Audit-related fees	268	272
All other fees	289	38

Total	5,340	3,991

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

During 2023, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, by any other affiliated purchaser, during 2023.

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

Standards for approval of related-party transactions

The Company is subject to Luxembourg laws governing approval of material related party transactions; and the Company’s articles of association and the audit committee charter require the audit committee to review material transactions with related parties to determine whether their terms are consistent with the interests of the Company and its shareholders and with market conditions or are otherwise fair to the Company and its subsidiaries. In addition, NYSE standard on related-party transactions requires all NYSE-listed companies’ audit committees (or another independent body of the board of directors) to conduct a reasonable prior review and oversight of all related party transactions for potential conflicts of interest and to prohibit such a transaction if it determines it to be inconsistent with the interests of the Company and its shareholders. The rule defines the term “related party transaction” by reference to the disclosure requirements for annual reports under the Exchange Act. The materiality threshold applicable to foreign private issuers differs to the one applicable to U.S companies. For further details on the approval process for related party transactions, see Item 6.C. “Directors, Senior Management and Employees – Board Practices – Audit Committee”.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

 Not applicable.

Item 16J. Insider Trading

 Not applicable.

Item 16K. Cybersecurity

Under the Company’s articles of association, as supplemented by the audit committee’s charter, the audit committee assists the board of directors in fulfilling its oversight responsibilities relating to the effectiveness of the Company’s systems of internal control, risk management and internal audit over financial reporting. In addition, the Company has established a management-level Critical Risk Committee (“CRC”) in connection with the monitoring, assessment and review of risks to which Ternium is exposed and in the oversight of the risk management framework and processes, with a focus on critical risks (including among them, cybersecurity risks), the development of mitigating actions, and the monitoring of action plans. The CRC is composed of certain senior managers, including the Company’s Chief Information Officer, the Global Cybersecurity Director, the Chief Financial Officer and the Chief Executive Officer. The Chief Financial Officer oversees the Company’s risk management strategy. In particular with respect to cybersecurity risks, the Company has appointed an Information Security Officer who is responsible for assessing cybersecurity risks and managing cybersecurity incidents, and reports to the Chief Information Officer, who, in turn, reports to the Chief Financial Officer. The Company’s board of directors receives quarterly reports from the Chief Executive Officer and the Chief Financial Officer on risk management, including cybersecurity risk management and relevant cybersecurity incidents. In addition, at least once a year, the Chief Information Officer reports to the board of directors on the Company’s cybersecurity management

Identified risks, including cybersecurity risks, are categorized as critical, very significant, significant or less significant, based on their potential impact, likelihood of occurrence and severity. Currently cybersecurity risks are categorized as critical, very significant, significant and less significant. Critical, very significant and significant risks and are assessed or reassessed at least three times per year.

In today's digital age, where cybersecurity is a critical priority for organizations, collaboration with third-party service providers has become increasingly common and necessary. Third-party service providers play a critical role in strengthening information security processes, providing specialized expertise and additional resources to address the complexities of the ever-evolving cyber threat landscape.

Our Global Cybersecurity Director leads our cybersecurity team, acting as the internal focal point for risk management and implementation of security controls. However, we recognize that cybersecurity encompasses a wide range of expertise, and it is in these cases that we turn to specialized consultants. Specialized cybersecurity consultants are engaged when specific expertise is required to address particular challenges or to conduct comprehensive risk assessments. These professionals bring a valuable external perspective, offering expertise and skills that complement our team's internal capabilities. Tasks and responsibilities outsourced to third-party service providers may include:

1.    Risk and Vulnerability Assessment: Consultants can conduct comprehensive risk assessments and vulnerability scans to identify potential gaps in our security infrastructure.

2.    Security audits: They perform independent audits to ensure compliance with information security standards and regulations, or industry-specific regulations.

3.    Penetration Testing: Consultants perform ethical penetration tests to identify weaknesses in our network and systems, simulating real attacks to evaluate the resistance of our defenses.

4.    Development of security policies and controls: They collaborate in the creation and review of information security policies, as well as in the design and implementation of appropriate controls to mitigate risks.

5.    Training and awareness: They provide cybersecurity training and awareness programs for our staff, helping to promote a culture of security throughout the organization.

6.    Security Operation Centers (SOC): The SOC plays a critical role in detecting, analyzing and responding to security incidents in real time.

Tasks are distributed between external vendors and the Global Cybersecurity Director based on the nature and scope of each project. The Global Cybersecurity Director and his team closely monitor all cybersecurity-related activities, ensuring that they align with the organization's security objectives and standards. In addition, he or she coordinates communication and collaboration between third-party vendors and other relevant internal teams, ensuring effective integration of cybersecurity efforts across the enterprise. Third-party vendors are carefully selected based on their experience, credentials and demonstrated capabilities in the cybersecurity field. We look for partners who hold recognized certifications, and who have a proven track record of success in similar projects. Transparency and trust are core values in our relationship with third-party vendors, and we work closely with them to ensure comprehensive protection of our information assets.

Our Global Cybersecurity Director has been working on Ternium’s cybersecurity area since 2006. He holds a degree in Information Systems Engineering and a CISM-Certified Information Security Manager certification from ISACA.

As Ternium relies heavily on information systems to conduct its operations, the Company has adopted information security policies and controls aligned with the industry’s best practices and standards, in compliance with international frameworks including the U.S. National Institute of Standards and Technology, or NIST, the Open Worldwide Application Security Project, or OWASP, and ISO, among others.

Our information security teams regularly evaluate the effectiveness of the Company’s policies and controls, learning from past incidents and implementing continuous improvements. We closely evaluate and supervise the information security practices of our suppliers and third parties with access to our assets and critical data.

PART III
Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements

See pages F-1 through F-96 of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	Consolidated Articles of Association of Ternium S.A., dated as of June 5, 2020*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

2.2	Description of securities***

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited****

4.3	Second Amended and Restated Shareholders Agreement, dated July 3, 2023, between Previdência Usiminas, Confab Industrial S.A., Mitsubishi Corporation, Nippon Steel Corporation, Prosid Investments S.A., Ternium Argentina S.A., Ternium Investments S.à r.l., and Usinas Siderúrgicas de Minas Gerais S.A.

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Statement explaining alternative performance measures

97.1	Clawback Policy

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on March 30, 2022 (File No. 001-32734 22787307).

**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

***	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on March 30, 2023 (File No. 001-32734 23781454).

****	Incorporated by reference to the Registration Statement on Form F-1, filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

TERNIUM S.A.
Consolidated Financial Statements
as of December 31, 2023 and 2022 and
for the years ended on December 31, 2023, 2022 and 2021
26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Ternium S.A.
____________________________________________________________________________________

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ternium S.A. and its subsidiaries (the “Company”) as of 31 December 2023 and 2022, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended 31 December 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and IFRS Accounting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
____________________________________________________________________________________
Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Usinas Siderúrgicas de Minas Gerais S.A. from its assessment of internal control over financial reporting as of 31 December 2023 because it was acquired by the Company in a purchase business combination during 2023. We have also excluded Usinas Siderúrgicas de Minas Gerais S.A. from our audit of internal control over financial reporting. Usinas Siderúrgicas de Minas Gerais S.A. is a subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 7.0 billion USD and 2.7 billion USD, respectively, of the related consolidated financial statement amounts as of and for the year ended 31 December 2023.
____________________________________________________________________________________
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

Acquisition of the additional participation in Usiminas Control Group - Valuation of the property, plant and equipment acquired and contingencies assumed

As described in Notes 3 and 4(bb)(6) to the consolidated financial statements, on 3 July 2023, the Company completed the acquisition of the additional participation in Usinas Siderúrgicas de Minas Gerais S.A. ("Usiminas” or “Usiminas Control Group”) for net consideration of 118.7 million USD, leading to the gain of control and which resulted in the recognition of net assets acquired of 3,593.3 million USD, which include property, plant and equipment of 904.8 million USD and contingencies assumed of 856.2 million USD. The fair value of the property, plant and equipment acquired is derived from a discounted cash flow model estimated by management. Management’s estimate included significant judgments and assumptions related to revenue forecast, EBITDA margins, capital expenditures and discount rate used in the cash flow projections for the valuation of the property, plant and equipment acquired, and the loss probability for the contingencies assumed.

The principal considerations for our determination that performing procedures relating to the valuation of the property, plant and equipment acquired and contingencies assumed with the acquisition of the additional participation in Usiminas is a critical audit matter are (i) the significant judgement by management when determining the fair value estimate of the property, plant and equipment acquired and contingencies assumed; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to revenue forecast, EBITDA margins, capital expenditures and discount rate for the valuation of the property, plant and equipment acquired, and the loss probability for the contingencies assumed; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the property, plant and equipment acquired and contingencies assumed. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management’s processes for determining the fair value estimate of the property, plant and equipment acquired and contingencies assumed; (iii) evaluating the appropriateness of the valuation methods used by management; (iv) testing the completeness and accuracy of the underlying data used in the valuations; and (v) evaluating the reasonableness of the significant assumptions used by management related to revenue forecast, EBITDA margins, capital expenditures and discount rate for the valuation of the property, plant and equipment acquired, and the loss probability for the contingencies assumed. Evaluating management’s assumptions related to revenue forecast, EBITDA margins, capital expenditures and the discount rate involved considering (i) the current and past performance of the Usiminas business; and (ii) the consistency with external market and industry data. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the valuation methods; (ii) the reasonableness of Usiminas’s cash flow projections; and (iii) the reasonableness of the discount rate assumption.

Income taxes - Recoverability of deferred tax assets related to Ternium Brasil Ltda (Ternium Brasil)

As described in Notes 4(n), 11 and 20 to the consolidated financial statements, at 31 December 2023, the Company’s deferred tax assets amounted to 1,713.4 million USD, of which 128.6 million USD related to tax losses and temporary differences incurred by Ternium Brasil. In addition, there are 889.4 million USD of unrecognized tax losses carry forward from Ternium Brasil. Management records deferred tax assets on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences. Management applied significant judgement in assessing the recoverability of deferred tax assets. In determining the amount of deferred tax assets to be recognized, management considered historical profitability, projected future taxable profit, including assumptions related to revenue forecast and EBITDA margins.

The principal considerations for our determination that performing procedures relating to the recoverability of deferred tax assets related to Ternium Brasil is a critical audit matter are (i) the significant judgment by management when determining the recoverability of deferred tax assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue forecast and EBITDA margins; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the recoverability of deferred tax assets. These procedures also included, among others; (i) testing management’s process for developing the estimate, considering the applicable tax regulations; (ii) testing the completeness and accuracy of underlying data used in measuring and recognizing deferred tax assets; (iii) testing the mathematical accuracy of the models used in management’s assessment; (iv) evaluating the sufficiency of the disclosures in the consolidated financial statements; and (v) evaluating the reasonableness of the significant assumptions used by management related to revenue forecast and EBITDA margins. Evaluating management’s assumptions related to revenue forecast and EBITDA margins involved evaluating whether the assumptions used by management were reasonable considering the current and past performance of Ternium Brasil. Professionals with specialized skill and knowledge were used to assist in evaluating management’s application of income tax law.

PricewaterhouseCoopers, Société coopérative                  Luxembourg, 27 March 2024
Represented by

Magalie Cormier

We have served as the Company’s auditor since 2011.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (All amounts in $ thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2023	2022	2021

Net sales	5	17,610,092	16,414,466	16,090,744
Cost of sales	6	(14,050,737)	(12,487,282)	(9,895,070)

Gross profit		3,559,355	3,927,184	6,195,674

Selling, general and administrative expenses	7	(1,471,678)	(1,143,646)	(950,124)
Other operating (expense) income, net	9	110,337	(84,019)	25,586

Operating income		2,198,014	2,699,519	5,271,136

Finance expense	10	(125,376)	(46,737)	(26,997)
Finance income	10	255,009	75,145	62,912
Other financial (expenses) income, net	10	(6,179)	(98,541)	56,547
Equity in earnings of non-consolidated companies	14	105,305	37,114	400,732
Effect related to the increase of the participation in Usiminas	3	(171,045)	—	—
Recycling of other comprehensive income related to Usiminas	3	(934,946)	—	—

Profit before income tax expense		1,320,782	2,666,500	5,764,330

Income tax expense	11	(334,408)	(573,728)	(1,397,139)

Profit for the year		986,374	2,092,772	4,367,191

Attributable to:
Owners of the parent		676,043	1,767,516	3,825,068
Non-controlling interest		310,331	325,256	542,123

Profit for the year		986,374	2,092,772	4,367,191

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the owners of the parent (expressed in $ per share)		0.34	0.90	1.95

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (All amounts in $ thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2023	2022	2021

Profit for the year	986,374	2,092,772	4,367,191

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(9,108)	1,253	(484)
Currency translation adjustment from participation in non-consolidated companies (1)	980,884	41,455	(39,997)
Changes in the fair value of financial instruments at fair value through other comprehensive income (2)	(554,737)	29,121	960
Income tax related to financial instruments at fair value	(46,859)	(11,045)	(299)
Changes in the fair value of derivatives classified as cash flow hedges	22,721	60	278
Income tax relating to cash flow hedges	(6,824)	(20)	(83)
Other	(300)	1,705	—
Other comprehensive income items from participation in non-consolidated companies	—	159	(106)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(52,127)	24,567	46,777
Income tax relating to remeasurement of post employment benefit obligations	4,829	(6,994)	(13,965)
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	6,013	6,862	1,662

Other comprehensive income (loss) for the year, net of tax	344,492	87,123	(5,257)

Total comprehensive income for the year	1,330,866	2,179,895	4,361,934

Attributable to:
Owners of the parent	1,141,928	1,841,194	3,818,185
Non-controlling interest	188,938	338,701	543,749

Total comprehensive income for the year	1,330,866	2,179,895	4,361,934
(1) See note 3 (c).
(2) See note 18.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (All amounts in $ thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2023		December 31, 2022

ASSETS

Non-current assets
Property, plant and equipment, net	12	7,637,687		6,261,887
Intangible assets, net	13	996,048		944,409
Investments in non-consolidated companies	14	517,265		821,571
Other investments	18	210,930		100,716
Deferred tax assets	20	1,713,385		200,237
Receivables, net	15	1,073,245	12,148,560	318,690	8,647,510

Current assets
Receivables, net	15	686,394		261,813
Current income tax assets	15	486,470		400,949
Derivative financial instruments	22	15,406		227
Inventories, net	17	4,948,376		3,470,215
Trade receivables, net	16	2,065,499		1,180,689
Other investments	18	1,975,646		1,875,026
Cash and cash equivalents	18	1,846,013	12,023,804	1,653,355	8,842,274

Assets classified as held for sale			6,740		1,764

			12,030,544		8,844,038

Total Assets			24,179,104		17,491,548

EQUITY
Capital and reserves attributable to the owners of the parent			12,418,595		11,845,959

Non-controlling interest			4,393,264		1,922,434

Total Equity			16,811,859		13,768,393

LIABILITIES

Non-current liabilities
Provisions	19	839,921		81,422
Deferred tax liabilities	20	170,820		162,742
Other liabilities	21	1,148,998		538,214
Trade payables		12,030		1,112
Lease liabilities	23	188,913		190,134
Borrowings	24	1,205,961	3,566,643	532,701	1,506,325

Current liabilities
Current income tax liabilities		137,388		135,703
Other liabilities	21	429,713		344,843
Trade payables		2,232,654		1,187,600
Derivative financial instruments	22	8,220		505
Lease liabilities	23	52,174		49,015
Borrowings	24	940,453	3,800,602	499,164	2,216,830

Total Liabilities			7,367,245		3,723,155

Total Equity and Liabilities			24,179,104		17,491,548
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2023	2,004,743	(150,000)	(23,295)	1,394,567	(2,324,866)	(2,859,068)	13,803,878	11,845,959	1,922,434	13,768,393

Profit for the year							676,043	676,043	310,331	986,374
Other comprehensive income (loss) for the period
Currency translation adjustment (4)						895,241		895,241	76,535	971,776
Remeasurement of post employment benefit obligations				(24,904)				(24,904)	(16,381)	(41,285)
Cash flow hedges and others, net of tax				14,188				14,188	1,709	15,897
Others (5)				(418,640)				(418,640)	(183,256)	(601,896)

Total comprehensive income (loss) for the year	—	—	—	(429,356)	—	895,241	676,043	1,141,928	188,938	1,330,866

Dividends paid in cash (6)							(569,292)	(569,292)	—	(569,292)
Dividends paid in kind and in cash to non-controlling interest								—	(294,003)	(294,003)
Effects related to the increase of the participation in Usiminas (7)				—				—	2,575,895	2,575,895

Balance as of December 31, 2023	2,004,743	(150,000)	(23,295)	965,211	(2,324,866)	(1,963,827)	13,910,629	12,418,595	4,393,264	16,811,859

(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2023, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2023, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $200.5 million, undistributable reserves under Luxembourg law for $1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $(72.4) million..
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) See note 3 (c).
(5) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax. See note 18.
(6) Represents $0.29 per share ($2.90 per ADS). Related to the dividends distributed on May 2 and on October 31, 2023, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $12.1 million were included in equity as deduction of dividend paid.
(7) See note 3 (f).
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2022	2,004,743	(150,000)	(23,295)	1,360,637	(2,324,866)	(2,898,593)	12,566,393	10,535,019	1,700,019	12,235,038

Profit for the year							1,767,516	1,767,516	325,256	2,092,772
Other comprehensive income (loss) for the period
Currency translation adjustment						39,525		39,525	3,183	42,708
Remeasurement of post employment benefit obligations				21,864				21,864	2,571	24,435
Cash flow hedges and others, net of tax				20				20	20	40
Others (4)				12,269				12,269	7,671	19,940

Total comprehensive income (loss) for the year	—	—	—	34,153	—	39,525	1,767,516	1,841,194	338,701	2,179,895

Dividends paid in cash (5)							(530,031)	(530,031)	—	(530,031)
Dividends paid in kind to non-controlling interest								—	(112,293)	(112,293)
Acquisition of non-controlling interest (6)				(223)				(223)	(3,993)	(4,216)

Balance as of December 31, 2022	2,004,743	(150,000)	(23,295)	1,394,567	(2,324,866)	(2,859,068)	13,803,878	11,845,959	1,922,434	13,768,393

(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2022, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2022, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $200.5 million, undistributable reserves under Luxembourg law for $1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $(72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.
(5) Represents $0.27 per share ($2.70 per ADS). Related to the dividends distributed on May 3 and on November 2, 2022, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $11.2 million were included in equity as deduction of dividend paid.
(6) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2021	2,004,743	(150,000)	(23,295)	1,329,945	(2,324,866)	(2,861,029)	9,310,617	7,286,115	1,157,038	8,443,153

Profit for the year							3,825,068	3,825,068	542,123	4,367,191
Other comprehensive income (loss) for the period
Currency translation adjustment						(37,564)		(37,564)	(2,917)	(40,481)
Remeasurement of post employment benefit obligations				30,447				30,447	4,027	34,474
Cash flow hedges and others, net of tax				100				100	95	195
Others				134				134	421	555

Total comprehensive income (loss) for the year	—	—	—	30,681	—	(37,564)	3,825,068	3,818,185	543,749	4,361,934

Dividends paid in cash (4)							(569,292)	(569,292)	—	(569,292)
Acquisition of non-controlling interest (5)				11				11	(768)	(757)

Balance as of December 31, 2021	2,004,743	(150,000)	(23,295)	1,360,637	(2,324,866)	(2,898,593)	12,566,393	10,535,019	1,700,019	12,235,038

(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2021, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2021, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $200.5 million, undistributable reserves under Luxembourg law for $1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $(72.2) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Represents $0.29 per share ($2.90 per ADS). Related to the dividends distributed on May 3 and on November 2, 2021, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $12.1 million were included in equity as deduction of dividend paid.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (All amounts in $ thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2023	2022	2021

Cash flows from operating activities
Profit for the year		986,374	2,092,772	4,367,191
Adjustments for:
Depreciation and amortization	12 & 13	657,692	616,492	591,790
Impairment charge	4 (f), 9 & 12	42,316	99,000	—
Income tax accruals less payments	27 (b)	(160,940)	(1,195,561)	578,285
Equity in earnings of non-consolidated companies	14	(105,305)	(37,114)	(400,732)
Interest accruals less payments/receipts, net	27 (b)	(45,139)	(24,795)	5,901
Changes in provisions	19	(64,447)	(1,069)	11,761
Changes in working capital (1)	27 (b)	321,081	1,152,498	(2,617,789)
Net foreign exchange results and others		(236,499)	50,720	140,908
Non-cash effects related to the increase of the participation in Usiminas	3	1,105,991	—	—

Net cash provided by operating activities		2,501,124	2,752,943	2,677,315

Cash flows from investing activities
Capital expenditures and advances to suppliers for PP&E (2)	12 & 13	(1,460,677)	(580,553)	(523,610)
Increase in other investments	18	(717,534)	(770,638)	(579,010)
Proceeds from the sale of property, plant and equipment		2,477	1,912	1,752
Dividends received from non-consolidated companies		43,075	28,884	56,275
Acquisition of business
Purchase consideration	3	(118,686)	—	—
Cash acquired	3	781,072	—	—
Acquisition of non-controlling interest		—	(4,216)	(757)

Net cash used in investing activities		(1,470,273)	(1,324,611)	(1,045,350)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(569,292)	(530,031)	(569,292)
Lease payments		(58,900)	(49,410)	(45,604)
Proceeds from borrowings		354,946	285,908	246,046
Repayments of borrowings		(493,111)	(722,644)	(485,526)

Net cash used in financing activities		(766,357)	(1,016,177)	(854,376)

Increase in cash and cash equivalents		264,494	412,155	777,589

Movement in cash and cash equivalents
At January 1,		1,653,355	1,276,605	537,882
Effect of exchange rate changes		(71,836)	(35,405)	(38,866)
Increase in cash and cash equivalents		264,494	412,155	777,589

Cash and cash equivalents at December 31, (3)		1,846,013	1,653,355	1,276,605

Non-cash transactions:
Dividends paid in kind to non-controlling interest		(233,538)	(112,293)	—
Acquisition of PP&E under lease contract agreements		16,061	13,961	13,758
Adjustments related to post-retirement benefits and contingencies		171,987	—	—
(1) The working capital is impacted by non-cash movement of $129.3 million as of December 31, 2023 ($24.9 million and $(12.5) million as of December 31, 2022 and 2021, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.
(2) It includes capital expenditures of $1,201,639 and advances to suppliers for property, plant and equipment of $259,048.
(3) It includes restricted cash of $3,129, $30 and $58 as of December 31, 2023, 2022 and 2021, respectively. In addition, the Company had other investments with a maturity of more than three months for $2,186,420, $1,975,490 and $1,357,484 as of December 31, 2023, 2022 and 2021, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

Notes to the Consolidated Financial Statements
1.    GENERAL INFORMATION
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2023, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADSs”) trade on the New York Stock Exchange under the symbol “TX”.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became a société anonyme and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

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

Following the completion of the corporate reorganization, and upon its conversion into a Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2023 and 2022, this special tax reserve amounted to $4.7 billion and $5.2 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
2.    BASIS OF PRESENTATION
a)    Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2024), as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“$”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated financial position of Ternium as of December 31, 2023 and 2022, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the years ended December 31, 2023, 2022 and 2021.

Elimination of all material intercompany transactions and balances between the Company and its respective subsidiaries has been made in consolidation.

These consolidated financial statements have been prepared under the historical cost convention and certain financial assets and financial liabilities (including derivative instruments) are at fair value through profit or loss.

These consolidated financial statements have been approved for issue by the Board of Directors on February 20, 2024. The Directors have the power to amend and reissue the consolidated financial statements.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
2.    BASIS OF PRESENTATION (continued)
.

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2023	2022	2021

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L. (1)	Spain	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Solutions S.A. (1)	Uruguay	Other services	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (1)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (2)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Argentina S.A. (3)	Argentina	Manufacturing and selling of flat steel products	62.57%	62.57%	62.49%
Prosid Investments S.A. (4)	Uruguay	Holding	62.58%	62.58%	62.49%
Ternium Mexico S.A. de C.V. (5)	Mexico	Manufacturing and selling of steel products	89.25%	89.25%	89.22%
Las Encinas S.A. de C.V. (6)	Mexico	Exploration, exploitation and pelletizing of iron ore	89.25%	89.25%	89.22%
Ferropak Comercial S.A. de C.V. (6)	Mexico	Scrap services company	89.25%	89.25%	89.22%
Transamerica E. & I. Trading Corp. (6)	USA	Scrap services company	89.25%	89.25%	89.22%
Galvacer Chile S.A. (6)	Chile	Distributing company	89.25%	89.25%	89.22%
Ternium Gas México S.A. de C.V. (7)	Mexico	Energy services company	89.25%	89.25%	89.22%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.62%	44.62%	44.61%
Exiros B.V. (8)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (9)	Mexico	Medical and Social Services	66.49%	66.49%	66.47%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.92%	99.92%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Internacional Guatemala S.A. (10)	Guatemala	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Colombia S.A.S. (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Cauca S.A.S. (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Atlántico S.A.S (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (11)	Uruguay	Marketing of steel products and procurement services	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (11)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Brasil Ltda. (12)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Tenigal S. de R.L. de C.V. (13)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Soluciones Integrales de Gestión S.A. (14)	Argentina	Other services	100.00%	100.00%	100.00%
Vientos de Olavarría S.A. (15)	Argentina	Renewable energy projects.	62.57%	62.57%	—
Usinas Siderúrgicas de Minas Gerais S.A. (16)	Brazil	Manufacturing and selling of steel products	23.30%	—	—
Mineração Usiminas S.A. (17)	Brazil	Exploration, exploitation and pelletizing of iron ore	16.31%	—	—
Soluções Em Aço Usiminas S.A. (18)	Brazil	Manufacturing and selling of steel products	16.05%	—	—

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2023	2022	2021

Usiminas Mecânica S.A. (19)	Brazil	Engineering and other services	23.30%	—	—
Rios Unidos logistica e transporte de açõ Ltda. (19)	Brazil	Logistics and distribution of steel-derived products	23.30%	—	—
Usiminas Internatioonal S.À R.L. (20)	Luxembourg	Holding	23.30%	—	—
Usiminas Participações E Logística S.A. (21)	Brazil	Logistics and distribution of steel-derived products	17.48%	—	—
Metalcentro Ltda. (22)	Brazil	Other services	23.30%	—	—
Ternium Participaçoes S.A.em liquidaçao (23)	Brazil	Holding	—	100.00%	100.00%
Ternium Siderúrgica de Caldas S.A.S.(24)	Colombia	Manufacturing and selling of steel products	—	—	100.00%
Impeco S.A. (25)	Argentina	Manufacturing of pipe products	—	—	62.49%
(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(2) Since the second quarter of 2021, indirectly through Ternium Internacional España S.L. Total voting rights held 100.00%. Before that, indirectly through Ternium Investments S.à.r.l. total voting rights was 100.00% in 2020.
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
(12) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(13) Indirectly through Ternium Internacional España S.L. Total voting rights held: 51.00%.
(14) Indirectly through Ternium Investments S.à r.l. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(15) Indirectly through Ternium Argentina S.A. Total voting rights held 100.00%.
(16) Indirectly through Ternium Investments S.à r.l., Prosid Investments S.A. and Ternium Argentina S.A. Total voting rights held 42.57%.
(17) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 29.80%.
(18) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 29.32%.
(19) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 42.53%.
(20) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 42.57%.
(21) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. and Mineração Usiminas S.A. Total voting rights held 31.97%.
(22) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. and Usiminas Mecânica S.A. Total voting rights held 42.53%.
(23) This company was dissolved as of January 2, 2023.
(24) This company was merged into Ternium Colombia S.A.S. as of November 30, 2022.
(25) This company was dissolved as of February 16, 2022.

The most material non-controlling interest is related to the investment in Ternium Argentina S.A. (“Ternium Argentina”) and Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), being both listed companies in the Buenos Aires Stock Exchange and in the B3 Brazilian Stock Exchange, respectively.

For more information about Ternium Argentina, see note 30 and information publicly available in the Buenos Aires Stock Exchange webpage.

Under Usiminas’ annual accounts as of December 31, 2023, and for the year then ended, revenues amounted to $5,534 million (2022: $6,287 million), net profit from continuing operations to $328 million (2022: $405 million), total assets to $8,296 million (2022: $7,666 million), total liabilities to $2,812 million (2022: $2,705 million) and shareholders’ equity to $5,484 million (2022: $4,962 million). Information publicly available related to Usiminas could be found in the Usiminas Investor Relations webpage.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS

     (a) The participation in Usiminas as of June 30, 2023

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

On October 30, 2014, Ternium Investments acquired 51.4 million additional ordinary shares of Usiminas. On April 20, 2016, Ternium Investments subscribed to 7.0 million preferred shares of Usiminas and Ternium Argentina, together with Prosid, subscribed to an aggregate 1.5 million preferred shares of Usiminas. On July 19, 2016, Usiminas’ extraordinary general shareholders’ meeting homologated a capital increase, and Ternium Investments acquired 62.6 million additional ordinary shares, and Ternium Argentina and Prosid acquired an aggregate 13.8 million additional ordinary shares. As a result of these transactions, Ternium, through its subsidiaries Ternium Investments, Ternium Argentina and Prosid, owned as of June 30, 2023, 242.6 million ordinary shares of Usiminas (representing 34.4% of Usiminas’ ordinary shares) and 8.5 million of Usiminas’ preferred shares (representing 1.6% of Usiminas’ preferred shares), representing, in the aggregate, 20.4% of Usiminas’ share capital.

As of June 30, 2023, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which was bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, was composed as of such date of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group held approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group held approximately 45.9% of the total shares held by the control group; and Previdência Usiminas held the remaining 7%. The corporate governance rules reflected in the Usiminas shareholders agreement provided, among other things, that Usiminas’ executive board was composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternated between Ternium and NSC at every 4-year interval, with the party that did not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provided for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022, and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

(b) The acquisition of the additional participation

On March 30, 2023, Ternium S.A. announced that its subsidiaries Ternium Investments and Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A., all of which compose the T/T group within Usiminas control group, entered into a share purchase agreement to acquire from Nippon Steel Corporation, Mitsubishi and MetalOne (the “NSC group”), pro rata to their current participations in the T/T group, 68.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”) at a price of BRL10 per ordinary share.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

On July 3, 2023, the Company announced the completion of the acquisition of this additional participation. Pursuant to the transaction, Ternium paid $118.7 million in cash for 57.7 million ordinary shares, increasing its participation in the Usiminas control group to 51.5%.

The Usiminas control group holds the majority of Usiminas’ voting rights. Following the completion of the transaction, the T/T group holds an aggregate participation of 61.3% in the control group, with the NSC group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7.1%, respectively. The Usiminas control group members also agreed a new governance structure, as a result of which the T/T group nominated a majority of the Usiminas board of directors, the CEO and four other members of Usiminas board of officers, and ordinary decisions are approved with a 55% majority of the control group shares.

Pursuant to the Usiminas shareholders agreement, as supplemented by the T/T Group shareholders’ agreement, Ternium started fully consolidating Usiminas balance sheet and results of operations in its consolidated financial statements beginning in July 2023.

(c) Remeasurement of the previously held interest

As of July 3, 2023, Ternium remeasured its former participation (20.4%) at its fair value as of such date.

Consequently, Ternium valued its previously held interest by means of the market quotation of Usiminas share in the Brazilian stock market. Such value as of July 3, 2023, was of 7.36 BRL per share, amounting to a total of $385.9 million. This valuation results in the recognition of a loss of $441.4 million, which is included along with the gain related to the bargain purchase amounting to $270.4 million (see note 3 (d)) in the “Effect related to the increase of the participation in Usiminas” in the income statement for a total of $171.0 million.

In addition, IFRS 3, paragraph 42, establishes that the previous interest must be remeasured, and necessary adjustments made as if it were a disposal of the investment. In this case, items previously recognized in other comprehensive income, mainly the CTA (currency translation adjustment) should be recycled to results of the period. The accumulated loss in “Other comprehensive income” as of the acquisition date was $934.9 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

(d) Fair value of net assets acquired

The fair values determined for the assets acquired and liabilities assumed arising from the acquisition are as follows:

Fair value of acquired assets and assumed liabilities:	in $ thousands

Property, plant and equipment (note 12)	904,780
Investments in non-consolidated companies	400,037
Inventories	1,707,311
Cash and cash equivalents	781,072
Other investments	247,005
Trade receivables	764,257
Allowance for doubtful accounts	(44,626)
Other receivables	854,917
Deferred tax assets	1,327,232
Borrowings	(1,224,399)
Provisions	(856,153)
Trade payables	(758,687)
Other assets and liabilities, net	(509,486)
Net assets acquired	3,593,260

Non-controlling interest	(2,818,358)
Remeasurement of previously held interest in Usiminas	(385,851)
Total Purchase consideration	(118,686)
Bargain purchase gain	270,365

Loss on the remeasurement of previously held interest in Usiminas	(441,410)
Net loss effect related to the increase of the participation in Usiminas	(171,045)

The purchase price allocation disclosed above was prepared with the assistance of a third-party expert. Management applied significant judgment in estimating the fair value of assets acquired and liabilities assumed, which involved the use of significant estimates and assumptions in particular with respect to the estimation of the loss probability for the contingencies, including revenue forecasts, EBITDA margins, capital expenditures and discount rate for the cash flow projections. According to the purchase price allocation, the transaction led to the recognition of a bargain purchase of $270.4 million.

Since the acquisition date and to December 31, 2023, revenues and net income from Usiminas amounted to $2,737 and $129 million, respectively. Had the acquisition occurred on January 1, 2023, pro-forma revenue and net income for the year ended December 31, 2023, would have been $5,517 million and $237 million, respectively. These amounts are unaudited and have been calculated considering the valuation of cost of sales under the FIFO method, the adjustments for changes in the accounting policies and the adjustments related to the fair value of assets and liabilities calculated for the purchase price allocation and its impact in results.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

(e) Put and call option

In addition to the share purchase and the new governance structure, a “put” and “call” mechanism was established according to the following scheme:
–NSC group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T group the opportunity to buy them at the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T group at BRL 10 per share.
–At any time after the second anniversary of the closing of the transaction, the T/T group will have the right to buy the NSC group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of BRL10 per share and the 40-trading day average price per share immediately prior to the date of exercising the option.
–In the case of the T/T Group, Ternium will decide at its own discretion the execution of the call option, having Confab and Ternium Argentina the option to acquire the shares owned by NSC pro rata to their participation.

IAS 32 requires a liability to be recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount. Ternium has recognized a liability associated with the put option of $242.5 million ($249.3 million as of December 31, 2023), accounted for in the statement of financial position under Other liabilities, with the corresponding debit in the statement of changes in equity under Non-controlling interest.

(f) Recognition of non-controlling interest

Ternium recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Usiminas, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets, which led to a non-controlling interest of $2,575.9 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

(g) Main contingencies associated with the acquired business

Contrary to the recognition principles in IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRS 3 Business Combinations requires an acquirer of a business to recognize contingent liabilities assumed in a business acquisition at the acquisition date even if it is not probable that an outflow of resources will be required to settle the obligation.

in $ thousands

Provisions for contingencies recognized by Usiminas before business combination	(199,677)
Provisions for contingencies recognized as part of the business combination:
Tax related contingencies	(432,488)
Civil and other related contingencies	(174,333)
Labour related contingencies	(49,655)
Total Provision for contingencies	(856,153)

Contingencies estimated by Management were related to possible losses arising from administrative proceedings and litigation related to tax, civil and labour matters and based on the advice and assessment of internal and external legal advisors.

The main contingencies recognized in the consolidated financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of the additional participation in Usiminas and the full consolidation of Usiminas include the following:

Description	Status	As of the acquisition date (in $ thousands)	As of December 31, 2023 (in $ thousands)
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	57,343	55,643
Tax proceeding in which the tax authorities seek the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Awaiting final outcome of the Appeal to the Superior Court of Justice (STJ).	29,772	30,440
Labor lawsuits filed by employees, former employees and outsourced personnel of the Ipatinga Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	15,112	13,722
Labor lawsuits filed by former employees challenging the amount of compensation paid on dismissals.	Pending judgment.	10,837	9,809
Other contingencies		86,613	99,880
Provisions for contingencies recognized by Usiminas before business combination		199,677	209,494

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

Description	Status	As of the acquisition date (in $ thousands)	As of December 31, 2023 (in $ thousands)
Objection filed against the decision that recognized only partially the credit rights established in a final and unappealable court decision that determined the exclusion of ICMS amounts from the calculation basis of PIS/COFINS-Imports.	Pending judgment at administrative level.	94,792	94,359
Tax collection proceedings related to the collection of ICMS/SP on goods shipped to other countries without effective proof of export.	Pending judgment by the trial court.	51,546	51,311
Tax proceedings seeking the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Several case records, declaratory actions and tax collection proceedings, suspended or pending decision by higher courts.	38,640	38,464
ICMS – Action for annulment of the tax debt claimed by the State of Rio Grande do Sul due to failure to make the advance payment of the tax at the entry of goods coming from other States (rate differential ).	Pending judgment by the trial court.	28,789	28,658
Tax assessment notice issued by the State of Minas Gerais concerning alleged reversal of ICMS credits on sale of electrical energy.	Pending judgment at administrative level.	12,386	12,330
Other tax contingencies		206,335	199,692
Provisions for tax contingencies recognized as part of the business combination		432,488	424,814
Public Civil Action seeking the reimbursement of the amounts increased by means of a term of amendment to the Contractor's Agreement, due to alleged overbilling in the construction of a bridge in Brasília/DF.	As of July 3, 2023, the claim was deemed groundless and was pending judgment of appeal. As of December 31, 2023, the action was dismissed as unfounded and the case was archived.	64,315	—
Public Civil Action seeking compensation for alleged damages caused to the State of Santa Catarina's Treasury related to improper expenditures incurred in the construction of a bridge.	Pending conclusion of the expert evidence	21,113	21,016
Other civil and other contingencies (1)		88,905	59,374
Provisions for civil and other contingencies recognized as part of the business combination		174,333	80,390
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	27,123	24,814
Other labour contingencies (1)		22,532	20,499
Provisions for labour contingencies recognized as part of the business combination		49,655	45,313
(1) Composed of individually non-significative contingencies.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES

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

The Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. The recognition of business combinations requires the acquirer to measure at the acquisition date components of non‑controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation at either (a) fair value; or (b) the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The Company opted for the proportional share in the recognized amounts of the identifiable net assets for the recognition described in note 3 related to Usiminas.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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

Investments in non-consolidated companies (associated companies and joint ventures) are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company. Accounting policies of non-consolidated companies have been changed where necessary to ensure consistency with the policies adopted by the Company.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)
(b)Foreign currency translation
(1)Functional and presentation currency

Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for Usiminas and the non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The $ is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)
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
Put option valuation method
IFRS presents the following options to recognize the value of a put option:
- Under IFRS 10, the terms of the forward and option contracts should be analyzed to assess whether they provide the parent or the non-controlling interest with access to the risks and rewards associated with the actual ownership of the shares. The non-controlling interest should be recognized if risks and rewards associated with ownership have been retained by the non-controlling interest. A financial liability (recognized at the present value of the redemption amount) is recorded to reflect the forward or put option.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

- Under IAS 32, a liability is recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount.

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
Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-50 years
Vehicles, furniture and fixtures and other equipment	3-20 years
Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.
The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2023, 2022 and 2021.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract, as follows:
Land                            1-31 years
Buildings and facilities                    1-26 years
Machinery                        1-14 years

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)
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
(2)    Mining assets
Mining assets include:
(a)Mining licenses acquired;
(b)Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 4 (e) 3); and
(c)Capitalized developmental stripping costs (see note 4 (u)).
Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and in Usiminas and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.
Mexico’s mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.
Usiminas’ mining concessions were granted for an indefinite period and until complete depletion of mineral reserves and are subject to the procedures set forth in applicable Brazilian mining law.
Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2023, 2022 and 2021, is approximately 13%, 12% and 7% per year, respectively.
Considering that there are no concrete development plans in the short term and for production feasibility in certain areas of the mining concessions held by Las Encinas S.A. de C.V., the Company decided to recognize an impairment charge over these assets of $42.3 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)
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
As of December 31, 2023 and 2022, the carrying amount of goodwill allocated to the Mexico CGUs was $662.3 million, of which $619.8 million corresponds to Steel Mexico CGU and $42.5 million to Mining Mexico CGU.
(5)    Research and development
Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2023, 2022 and 2021 totaled $19.0 million, $16.3 million and $9.8 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Ternium uses, for the steel segment impairment tests, cash flow projections over a five-year period based on past performance and expectations of market development; for the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity. The growth rate used for the perpetuity rate is of 2.18%. This rate does not exceed the average long-term growth rate for the relevant markets. In the case of the mining segment and the mining activity developed by Usiminas, cash flow projections are prepared until the mines are fully depleted and are based on past performance and expectations of market development.
Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)
Considering the macroeconomic situation in Argentina, the increase in the inflation rates, the devaluation of the Argentine peso and a weaker industrial environment as of December 31, 2023, the Company decided to assess the recoverability of its investments in Argentina, resulting in no impairment charges to be recognized. As of December 31, 2023, the post-tax discount rate used to test the investment in Argentine subsidiaries for impairment was 17.3%.
In the case of the Steel Mexico CGU, considering that there is a value registered for goodwill, the Company performed the mandatory impairment test over goodwill, resulting in no impairment charges to be recognized. Also, in the case of the Mining Mexico CGU and considering the registered goodwill, the Company performed the mandatory impairment test over goodwill, resulting in no impairment charges to be recognized. As of December 31, 2023, the post-tax discount rate used to test the recoverability of the goodwill in the Steel and Mining Mexico CGUs for impairment was 12.10% (as of December 31, 2022, 11.28%).
As of December 31, 2022, the Company recognized an impairment charge of $99.0 million over the property, plant and equipment in the Brazil CGU. As of December 31, 2023, Management assessed the business situation as of such date and concluded that the recovery of impairment indicators was not significantly enough and that there were no significant positive events to proceed with a reversal of previously recognized impairment charges.
During the years 2023, 2022 and 2021, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill) in the Company’s CGUs.
As of September 30, 2022, the Company recognized an impairment charge of $120.4 million over the investment in Usiminas. On July 3, 2023, the Company acquired an additional participation in Usiminas and started the full consolidation of assets and liabilities of Usiminas (see note 3). As of December 31, 2023, no impairment triggers were detected and, consequently, no impairment test was prepared.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Judicial deposits are those made in a bank account, in connection with legal proceedings, in Brazilian currency and monetarily restated to ensure the settlement of potential future liabilities. Some judicial deposits that are linked to taxes payable in installments are presented at their net amount.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)
(k)     Assets (disposal groups) classified as held for sale

Assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of assets classified as held for sale, as of December 31, 2023 and 2022 totals $6.7 million and $1.8 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l)     Borrowings

Borrowings, including bonds and debentures issued by Usiminas, are recognized initially for an amount equal to the net proceeds received. In subsequent periods, borrowings, including bonds and debentures, are stated at amortized cost following the effective interest method.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)
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
Brazil
Usiminas operates various post-employment schemes, including defined benefit pension plans, defined/variable contribution pension plans and a post-retirement healthcare plan. The retirement plans offer to employees’ supplementary retirement and pension benefits and are managed by Previdência Usiminas, which in line with the applicable legislation, has as its main purpose the management and running of private pension plans.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)
Usiminas has different defined benefit pension plans:
1) Benefit plan 1 (PB1), defined benefit plan, closed for new enrolments since November 1996.
2) Defined benefit plan (PBD), defined benefit plan, closed for new enrolments since December 2000; the beneficiaries of this plan are also entitled to self-funded retirement plan, vesting, redemption, and portability.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the market value of plan assets, adjusted for: (i) actuarial gains and losses; (ii) rules to determine the asset ceiling; and (iii) minimum funding requirements.

Usiminas has taken out debts in connection with the minimum requirements for payment of contributions, for the purpose of covering the gap in relation to the services already received. In the event of non-recoverable surplus, the debts taken are recognized as an additional liability in the computation of net actuarial liabilities.

The PBD plan debit balance is determined at the end of each year, based on a direct actuarial revaluation. During the subsequent year, the liability is adjusted by the monthly surplus or deficit determined in the PBD plan and by the amount of payments falling due in the period. The debt balance should be repaid in 148 installments.

Also, Usiminas has different defined contribution pension plans:

3) Benefit plan 2 (USIPREV), variable contribution benefit plan, operating since August 1998, provides post-employment benefits to the employees of the sponsor companies. Currently, this is the only plan accepting new enrolments.

4) COSIPREV, defined contribution plan has been closed for new enrolments since April 30, 2009. For this defined contribution plan (COSIPREV), Usiminas pays contributions to a private pension entity on compulsory, contractual or voluntary bases. The contributions are recognized as finance costs in the period in which they are due. The entity has no further payment obligations once the contributions have been paid.

USIPREV and COSIPREV plans have a Pension Fund formed from members’ account balances not used in benefit payouts. As provided for in the plans’ regulations, this Fund may be used to cover the cost of these plans in the future.

In addition, Usiminas has in place a post-retirement healthcare plan:

(a) CoSaúde, post-retirement healthcare benefits discontinued on November 30, 2021, with the subsequent restructuring of group plans to be offered to former beneficiaries, in compliance with the legal clauses and conditions.
(b) Saúde Usiminas, healthcare plan, which opened for enrolments to all employees and retirees in 2010 and was extinguished as of December 31, 2023, being replaced with two new plans: Usiexato and Usiflex. These two new plans provide with two different methods of payment to the members of the plans: a mixed method, with the Company offering the option of bearing 100% of the monthly fee for active employees until the termination of the labor contracts, or a contributory method, which allows the continuation of the healthcare services after resignation or retirement of the employees.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)
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
As of December 31, 2023 and 2022, the outstanding liability corresponding to the Program amounts to $90.1 million and $79.8 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2023 and 2022, is $94.5 million and $88.6 million, respectively.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)
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
Usiminas Mecánica S.A., one of Usiminas’ subsidiaries, uses the percentage-of-completion (POC) method to account for the revenue from orders in progress sold at fixed prices. The use of the POC method requires Management to estimate the services performed up to the balance sheet date as a proportion of the total services to be performed.
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
The amount of borrowing costs that Ternium capitalized during a period will not exceed the amount of borrowing costs incurred during that period. As of December 31, 2023, 2022 and 2021, the capitalized borrowing costs were nil, $0.4 million and $6.3 million, respectively.
(t)    Cost of sales, selling, general and administrative expenses
Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.
Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. As of December 31, 2023 and 2022, the effective portion of designated cash flow hedges (net of taxes) amounted to $15.9 million and nil, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).
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
Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The post tax discount rate used as of December 31, 2023 was 12.10% and no impairment charge resulted from the impairment test performed. See notes 4(f) and 4(e)(4).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)
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
(3)    Loss contingencies
Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, uncertain tax positions, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to $839.9 million and $81.4 million as of December 31, 2023 and 2022, respectively.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
(6)    Business combinations
The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. The Company makes judgments and estimates in relation to the fair value of assets acquired and liabilities assumed, including estimation of cash flow projections with significant assumptions related to revenue forecasts, EBITDA margins, capital expenditures, discount rate and estimation of loss probability for the contingencies assumed. If any unallocated portion is positive, it is recognized as goodwill, and if negative, it is recognized in the income statement. See further information in note 3.

(7)    Taxation

At year end, the Company assesses the sufficiency of future taxable income to utilize the recognized deferred tax assets. The Company uses projections of future taxable income to assess the probability that the deferred tax assets will be realized. Management applied significant judgment in assessing the recoverability of deferred tax assets predicting historical profitability, projected future taxable profit, including assumptions related to revenue forecast and EBITDA margins.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)
(cc) Climate Change
Ternium is committed to the UN Global Compact Initiative, its sustainable development goals, and the world's efforts to address Climate Change.

The Company is determined to find ways to reduce the carbon footprint of its operations and the steel value chain. In February 2021, Ternium announced a medium-term target to reduce its carbon dioxide emissions intensity rate by 20% in 2030, compared to its 2018 base rate of 1.7 tons of carbon dioxide per ton of steel. The Company’s strategy to achieve this 2030 reduction target consists of a multi-faceted approach that includes increasing the use of renewable energy and the development of energy efficiency strategies, increasing the participation of scrap in the metallic mix, improving the carbon capture capacity at its Direct Reduction Iron (“DRI”) facilities, replacing coking coal with charcoal and prioritizing lower specific-emission steelmaking technologies. The Company anticipates a change in its emission intensity rate starting in 2025 once the projects are operational.

In addition, Ternium is also exploring business opportunities such as selling the captured CO2 from its facilities in Mexico, marketing by-products of the process, and utilizing steel in solutions that promote energy efficiency and lower emissions in the supply chain. These sales currently represent a relatively small proportion of overall sales but are expected to increase in the coming years.

The Company intends to continue analyzing and developing measures to decarbonize its operations over the longer term with the ambition of achieving carbon neutrality. This endeavor will require significant long-term investments, conditioned by technology innovation, cooperation within the value chain, government regulations, and capital availability for decarbonization projects. Factors like access to abundant and affordable clean energy, appropriate energy infrastructure, local and global regulation that guarantee fair trade and carbon capture storage, access to sustainable finance for low emissions steel-making technologies, and changes in consumer behavior will be key in the development of solutions and the outcomes in the next decades.

Given that Ternium’s climate-change-related decarbonization plans span over many years and are subject to significant uncertainty as described above, they have not been included as part of the assumptions used to calculate future cash flows of the recoverable amount of the company’s CGUs, except for those plans that are already approved or in process. Estimates and assumptions related to the impairment test over long-lived assets and goodwill, useful lives of assets, capital and research and development expenditures, inventory valuation, recovery of deferred tax assets and provisions, and contingent liabilities are based on available information and government regulations in place as of December 31, 2023, as well as on the company’s already approved or in process investment plans.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
5.    SEGMENT INFORMATION
As of December 31, 2023, the Company is organized in three operating segments: Steel, Mining and Usiminas. The CODM is still reviewing the new business structure to allocate resources and to assess the performance in future periods.
The Steel segment includes the sales of steel products done by the Company’s subsidiaries, other than Usiminas, which comprises mainly slabs, hot and cold rolled products, coated products, roll-formed and tubular products, billets, bars and other products.

The Mining segment includes the sales of mining products, done by the Company’s subsidiaries, other than Usiminas, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest.

The Usiminas segment included in the Company as from July 2023, following the increase of the participation, includes the sales of steel and mining products done by Usiminas. Usiminas’ activities include iron ore extraction, steel transformation, production of capital goods and logistics. Usiminas manufactures and sells various products and raw materials, such as flat steel, iron ore, stamped steel parts for the automotive industry and products for the civil construction and capital goods industry.

Ternium’s Chief Executive Officer (“CEO”) functions as the Company’s Chief Operating Decision Maker (“CODM”). The various geographic regions operate as an integrated steel producer. The CEO allocates resources and assesses performance of the Steel Segment as an integrated business and of the Mining Segment. The CEO uses “Operating income – Management view” as per the below table as the key performance measure which differs from operating income determined in accordance with IFRS principally as follows:

•The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
•The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
•In the case of Usiminas, the use of costs based in the weighted average cost, while, under IFRS, costs are calculated under the FIFO method.
•Other non-significant differences.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
5.    SEGMENT INFORMATION (continued)

	Year ended December 31, 2023
	Steel	Mining	Usiminas	Inter-segment eliminations	Total

Operating income - Management view	2,404,189	(58,037)	64,423	(6,401)	2,404,174
Reconciliation:
Differences in Cost of sales					(206,160)

Operating income - Under IFRS					2,198,014

Financial income (expense), net					123,454
Equity in earnings (losses) of non-consolidated companies					105,305
Effect related to the increase of the participation in Usiminas					(171,045)
Recycling of other comprehensive income related to Usiminas					(934,946)

Income before income tax expense - IFRS					1,320,782

Net sales from external customers	14,909,209	96	2,700,787	—	17,610,092
Net sales from transactions with other operating segments of the same entity	285,025	500,401	31,620	(817,046)	—

Depreciation and amortization	(520,328)	(107,546)	(29,819)	—	(657,693)

	Year ended December 31, 2022
	Steel	Mining	Usiminas	Inter-segment eliminations	Total

Operating income - Management view	2,556,949	3,716	—	10,500	2,571,165
Reconciliation:
Differences in Cost of sales					128,354

Operating income - Under IFRS					2,699,519

Financial income (expense), net					(70,133)
Equity in earnings (losses) of non-consolidated companies					37,114

Income before income tax expense - IFRS					2,666,500

Net sales from external customers	16,414,334	132	—	—	16,414,466
Net sales from transactions with other operating segments of the same entity	—	410,636	—	(410,636)	—

Depreciation and amortization	(523,818)	(92,674)	—	—	(616,492)

	Year ended December 31, 2021
	Steel	Mining	Usiminas	Inter-segment eliminations	Total

Operating income - Management view	4,210,135	204,070	—	1,586	4,415,791
Reconciliation:
Differences in Cost of sales					855,345

Operating income - Under IFRS					5,271,136

Financial income (expense), net					92,462
Equity in earnings (losses) of non-consolidated companies					400,732

Income before income tax expense - IFRS					5,764,330

Net sales from external customers	16,043,033	47,711	—	—	16,090,744
Net sales from transactions with other operating segments of the same entity	—	478,559	—	(478,559)	—

Depreciation and amortization	(528,144)	(63,646)	—	—	(591,790)
Information on segment assets is not disclosed as it is not reviewed by the CEO.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
5.    SEGMENT INFORMATION (continued)
GEOGRAPHICAL INFORMATION
The Company had no revenues attributable to the Company's country of incorporation (Luxembourg) in 2023 and 2022. In 2021 the Company had revenues attributable to Luxembourg related to a contract acquired as part of the acquisition of the participation in Ternium Brasil Ltda.

For purposes of reporting geographical information, net sales are allocated based on the customer's location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2023
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	9,419,873	3,588,651	2,518,764	2,082,804	17,610,092

Non-current assets (2)	4,965,628	878,642	2,474,178	315,287	8,633,735

	Year ended December 31, 2022
	Mexico	Southern region	Brazil (1)	Other markets	Total

Net sales	8,949,104	3,853,390	743,713	2,868,259	16,414,466

Non-current assets (2)	4,769,161	859,351	1,265,013	312,771	7,206,296

	Year ended December 31, 2021
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	8,990,868	3,377,596	1,122,518	2,599,762	16,090,744

Non-current assets (2)	4,789,273	861,149	1,373,377	310,035	7,333,834
(1) The non-current assets value includes the impact of the impairment charge of $99.0 million recognized in the Brazil CGU.
(2) Includes Property, plant and equipment and Intangible assets

REVENUES BY PRODUCT

	Year ended December 31,
	2023	2022	2021

Slabs	177,240	640,231	1,304,437
Hot rolled (1)	7,913,232	6,991,466	6,356,576
Cold rolled	2,379,499	1,951,702	1,990,143
Coated (2)	5,708,328	5,704,765	5,303,394
Roll-formed and tubular (3)	789,255	660,830	659,609
Billets, round bars and others	45,351	142,511	167,138
Other products (4)	597,187	322,961	309,447

TOTAL SALES	17,610,092	16,414,466	16,090,744
(1) Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(2) Coated includes tin plate and galvanized products.
(3) Roll-formed and tubular includes pre-engineered metal building systems, tubes, beams, insulated panels, roofing and cladding, roof tiles and steel decks.
(4) Other products include mainly sales of energy and pig iron.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
6.    COST OF SALES

	Year ended December 31,
	2023	2022	2021

Inventories at the beginning of the year	3,470,215	3,908,305	2,001,781
Acquisition of business (Note 3)	1,707,311	—	—
Translation differences	(22,514)	—	—

Plus: Charges for the year
Raw materials and consumables used and other movements	11,193,050	9,773,523	9,835,504
Services and fees	250,333	183,003	151,251
Labor cost	940,411	862,593	689,614
Depreciation of property, plant and equipment	556,630	532,160	514,746
Amortization of intangible assets	47,374	43,947	23,519
Maintenance expenses	825,809	612,928	582,633
Office expenses	14,873	10,295	7,741
Insurance	24,867	15,184	12,309
Change of obsolescence allowance	4,707	20,804	3,965
Valuation allowance	(15,333)	15,333	—
Recovery from sales of scrap and by-products	(37,186)	(42,000)	(37,597)
Others	38,567	21,422	17,909

Less: Inventories at the end of the year	(4,948,376)	(3,470,215)	(3,908,305)

Cost of Sales	14,050,737	12,487,282	9,895,070

7.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2023	2022	2021

Services and fees (1)	91,853	73,401	60,216
Labor cost	355,967	299,139	250,697
Depreciation of property, plant and equipment	16,562	13,990	14,153
Amortization of intangible assets	37,126	26,395	39,372
Maintenance and expenses	10,340	8,311	6,977
Taxes	164,935	170,216	160,254
Office expenses	72,426	41,921	34,968
Freight and transportation	681,416	499,127	365,455
Increase (decrease) of allowance for doubtful accounts	12,528	114	350
Others	28,525	11,032	17,682

Selling, general and administrative expenses	1,471,678	1,143,646	950,124
(1) For the year ended December 31, 2023, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $5,340, including $4,783 for audit services, $268 for audit-related services, $8 for tax services and $281 for all other services.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
.8    LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2023	2022	2021

Wages, salaries and social security costs	1,216,566	1,093,105	878,347
Termination benefits	23,189	22,246	18,677
Post-employment benefits (Note 21 (i))	56,623	46,381	43,287

Labor costs	1,296,378	1,161,732	940,311
As of December 31, 2023, 2022 and 2021, the number of employees was 34,458, 20,510 and 20,142, respectively.

9.    OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2023	2022	2021

Results of sundry assets	8,165	8,177	8,558
Gain from the agreement related to the post-retirement benefits from Usiminas	108,696	—	—
Provision for legal claims and other matters (Note 19 and 25 (i) and (ii))	59,649	1,069	—
Other operating income (1)	—	5,735	40,587

Other operating income	176,510	14,981	49,145

Provision for legal claims and other matters (Note 19 and 25 (i) and (ii))	—	—	(11,761)
Impairment charge (2)	(42,316)	(99,000)	—
Reversal of the asset in connection with the slab commitment agreement (Note 4 (e) (6))	—	—	(11,798)
Other operating expense (1)	(23,857)	—	—

Other operating expense	(66,173)	(99,000)	(23,559)

Other operating income (expenses), net	110,337	(84,019)	25,586
(1) For the year ended December 31, 2023, it includes the value update of certain tax liabilities in Usiminas of $10,000. For the year ended December 31, 2021, it includes the recovery of certain tax credits in Brazil of $27,200.
(2) For the year ended December 31, 2023, see note 4(e)(2). For the year ended December 31, 2022, see note 4(f).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

10.    OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2023	2022	2021

Interest expense	(125,376)	(46,737)	(26,997)

Finance expense	(125,376)	(46,737)	(26,997)

Interest income	255,009	75,145	62,912

Finance income	255,009	75,145	62,912

Net foreign exchange gain (loss)	98,037	(163,740)	(36,761)
Change in fair value of financial assets	1,899	78,309	75,801
Derivative contract results	(60,183)	(2,132)	1,485
Others	(45,932)	(10,978)	16,022

Other financial income (expenses), net	(6,179)	(98,541)	56,547

11.    INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2023	2022	2021

Current tax
Current tax	(578,902)	(671,016)	(1,650,281)
Recovery of income tax	13,429	—	—

Deferred tax (Note 19)
Deferred tax	102,431	80,692	185,655
Effect of changes in tax law (1)	—	—	(9,117)
Recognition of previously unrecognized deferred tax assets (2)	128,634	—	—
Recovery of income tax	—	16,596	76,604

Income tax expense	(334,408)	(573,728)	(1,397,139)
(1) For 2021, it includes the modification of the tax rate in Argentina enacted in 2017 and modified in 2019 and 2021, setting the corporate income tax rate to 35% for the year 2021 going forward.
(2) It includes the recovery of unrecognized tax losses and temporary differences in Ternium Brasil Ltda.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
11.    INCOME TAX EXPENSE (continued)
Income tax expense for the years ended December 31, 2023, 2022 and 2021 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2023	2022	2021

Income before income tax	1,320,782	2,666,500	5,764,330
Income tax expense at statutory tax rate	(643,686)	(785,888)	(1,633,556)
Non taxable income	39,755	—	37,815
Non deductible expenses	—	(45,862)	—
Effect of currency translation on tax base (1)	180,582	241,426	131,115
Recognition of previously unrecognized deferred tax assets	128,634	—	—
Provision for tax losses	(53,122)	—	—
Recovery of income tax	13,429	16,596	76,604
Effect of changes in tax law	—	—	(9,117)

Income tax expense	(334,408)	(573,728)	(1,397,139)
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
In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules (the Global Anti-Base Erosion rules, or “GloBE”) to reform international corporate taxation. Following Pillar Two OECD’s initiative, the European Union adopted in December 2022 a directive to impose a global minimum taxation for multinational companies in the Union, to be effective as from 2024.
In May 2023, the IASB made narrow-scope amendments to IAS 12 setting an exception that provides relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax laws that implement the Pillar Two model rules, including tax laws that implement qualified domestic minimum top-up taxes as per described in those rules.

On December 20, 2023, the Luxembourg Parliament approved the Pillar Two law transposing the EU Pillar Two Directive into domestic legislation. The law enters into force as from fiscal years starting on or after 31 December 2023.

The Company is within the scope of the rules, and therefore will be required to calculate its GloBE effective tax rate for each jurisdiction where it operates and will be liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate, as from 2024.

No current tax impacts have arisen in the current Consolidated Financial Statements as of December 31, 2023, due to the application of Pillar Two rules, as they will be applicable as from 2024 in jurisdictions relevant for the Company.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
11.    INCOME TAX EXPENSE (continued)
In addition, the Company has applied the exception prescribed by the amendments to IAS 12, and therefore it has not recognized any deferred tax impact from the Pillar Two application.

The Company is in the process of assessing its exposure to the Pillar Two legislation and testing its situation under the OECD transitional safe harbor rules and expects no major impacts in relation to top-up tax due to the application of one or more of the transitional safe harbor rules.

Due to the complexities in applying the legislation and calculating GloBE income, the quantitative impact of the enacted legislation is not yet reasonably estimable.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
12.    PROPERTY, PLANT AND EQUIPMENT, NET

(1) Property, plant and equipment, net

	Year ended December 31, 2023
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	607,971	4,091,108	7,744,607	309,469	547,102	173,731	395,620	13,869,608
Accumulated depreciation	—	(2,012,992)	(5,123,790)	(254,599)	—	(30,864)	(185,476)	(7,607,721)

Net book value as of January 1, 2023	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887

Opening net book value	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887
Acquisition of business (note 3)	93,842	170,609	407,931	10,880	173,100	27,986	20,432	904,780
Translation differences	(41)	358	1,810	53	(790)	(183)	(869)	338
Additions	70,415	5,333	24,861	2,903	921,175	37,437	16,061	1,078,185
Disposals / Consumptions	(2,314)	(409)	(388)	(952)	(1,861)	(35,792)	(104)	(41,820)
Indexation	—	—	—	—	—	—	10,626	10,626
Transfers	4,179	139,552	343,301	27,825	(517,722)	(252)	—	(3,117)
Depreciation charge	—	(148,406)	(346,531)	(21,674)	—	(411)	(56,170)	(573,192)

Closing net book value	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687

Values at the end of the year
Cost	774,052	4,407,345	8,514,780	344,859	1,121,004	202,923	438,596	15,803,559
Accumulated depreciation	—	(2,162,192)	(5,462,979)	(270,954)	—	(31,271)	(238,476)	(8,165,872)

Net book value as of December 31, 2023	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687

	Year ended December 31, 2022
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	594,744	4,023,271	7,707,052	294,356	563,082	166,959	364,971	13,714,435
Accumulated depreciation	—	(1,890,186)	(4,986,161)	(240,250)	—	(29,792)	(136,468)	(7,282,857)

Net book value as of January 1, 2022	594,744	2,133,085	2,720,891	54,106	563,082	137,167	228,503	6,431,578

Opening net book value	594,744	2,133,085	2,720,891	54,106	563,082	137,167	228,503	6,431,578
Translation differences	139	325	123	23	9	—	—	619
Impairment charge (note 4 (f))	—	(53,635)	(45,365)	—	—	—	—	(99,000)
Additions	5,342	2,423	913	2,337	433,269	28,983	13,961	487,228
Capitalized borrowing costs	—	—	—	—	403	—	—	403
Disposals / Consumptions	(953)	(1,133)	(1,056)	(842)	(1,162)	(22,210)	(1,039)	(28,395)
Indexation	—	—	—	—	—	—	17,945	17,945
Transfers	8,699	144,914	273,885	18,660	(448,499)	—	—	(2,341)
Depreciation charge	—	(147,863)	(328,574)	(19,414)	—	(1,073)	(49,226)	(546,150)

Closing net book value	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887

Values at the end of the year
Cost	607,971	4,091,108	7,744,607	309,469	547,102	173,731	395,620	13,869,608
Accumulated depreciation	—	(2,012,992)	(5,123,790)	(254,599)	—	(30,864)	(185,476)	(7,607,721)

Net book value as of December 31, 2022	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
12.    PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(2) Right-of-use assets

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	1,339	266,330	127,765	187	395,621
Accumulated depreciation	(4)	(118,709)	(66,639)	(125)	(185,477)

Net book value as of January 1, 2023	1,335	147,621	61,126	62	210,144

Opening net book value	1,335	147,621	61,126	62	210,144
Translation differences	—	(790)	(79)	—	(869)
Acquisition of business (note 3)	—	3,894	16,433	105	20,432
Additions	—	3,716	12,304	41	16,061
Disposal/Derecognition	—	(85)	(19)	—	(104)
Indexation	(962)	9,784	1,704	100	10,626
Depreciation charge	(26)	(35,178)	(20,854)	(112)	(56,170)

Closing net book value	347	128,962	70,615	196	200,120

Values at the end of the year
Cost	376	281,250	156,614	355	438,595
Accumulated depreciation	(29)	(152,288)	(85,999)	(159)	(238,475)

Net book value as of December 31, 2023	347	128,962	70,615	196	200,120

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	—	245,300	119,497	174	364,971
Accumulated depreciation	—	(87,103)	(49,321)	(44)	(136,468)

Net book value as of January 1, 2022	—	158,197	70,176	130	228,503

Opening net book value	—	158,197	70,176	130	228,503
Additions	1,339	6,445	6,163	14	13,961
Disposal/Derecognition	—	—	(1,039)	—	(1,039)
Indexation	—	14,585	3,360	—	17,945
Depreciation charge	(4)	(31,606)	(17,534)	(82)	(49,226)

Closing net book value	1,335	147,621	61,126	62	210,144

Values at the end of the year
Cost	1,339	266,330	127,765	187	395,621
Accumulated depreciation	(4)	(118,709)	(66,639)	(125)	(185,477)

Net book value as of December 31, 2022	1,335	147,621	61,126	62	210,144
The cost related to variable-lease payments that do not depend on an index or rate amounted to $19.1 million for the year ended December 31, 2023 ($14.5 million and $20.0 million for the year ended December 31, 2022 and 2021, respectively). The expenses related to leases for which the Company applied the practical expedient described in paragraph 5 (a) of IFRS 16 (leases with contract term of less than 12 months) amounted to $2.8 million for the year ended December 31, 2023 ($1.9 million and $2.0 million for the year ended December 31, 2022 and 2021, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
13.    INTANGIBLE ASSETS, NET

	Year ended December 31, 2023
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	460,434	358,767	29,360	297,427	73,935	662,307	1,882,230
Accumulated depreciation	(348,260)	(227,098)	—	(288,528)	(73,935)	—	(937,821)

Net book value as of January 1, 2023	112,174	131,669	29,360	8,899	—	662,307	944,409

Opening net book value	112,174	131,669	29,360	8,899	—	662,307	944,409
Translation differences	(227)	—	—	—	—	—	(227)
Acquisition of business (note 3)	34,451	—	—	—	—	—	34,451
Additions	67,754	32,407	40,333	726	—	—	141,220
Disposals / Consumptions	(113)	—	—	(19)	—	—	(132)
Impairment charge (note 4 (e)(2))	—	(42,316)	—	—	—	—	(42,316)
Transfers	3,181	55,016	(55,054)	—	—	—	3,143
Depreciation charge	(35,722)	(48,434)	—	(344)	—	—	(84,500)

Closing net book value	181,498	128,342	14,639	9,262	—	662,307	996,048

Values at the end of the year
Cost	563,120	403,875	14,639	298,134	73,935	662,307	2,016,010
Accumulated depreciation	(381,622)	(275,533)	—	(288,872)	(73,935)	—	(1,019,962)

Net book value as of December 31, 2023	181,498	128,342	14,639	9,262	—	662,307	996,048

	Year ended December 31, 2022
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	402,387	326,269	11,231	295,597	73,935	662,307	1,771,726
Accumulated depreciation	(322,595)	(184,766)	—	(288,174)	(73,935)	—	(869,470)

Net book value as of January 1, 2022	79,792	141,503	11,231	7,423	—	662,307	902,256

Opening net book value	79,792	141,503	11,231	7,423	—	662,307	902,256
Additions	57,689	—	50,627	1,831	—	—	110,147
Transfers	2,348	32,498	(32,498)	—	—	—	2,348
Depreciation charge	(27,655)	(42,332)	—	(355)	—	—	(70,342)

Closing net book value	112,174	131,669	29,360	8,899	—	662,307	944,409

Values at the end of the year
Cost	460,434	358,767	29,360	297,427	73,935	662,307	1,882,230
Accumulated depreciation	(348,260)	(227,098)	—	(288,528)	(73,935)	—	(937,821)

Net book value as of December 31, 2022	112,174	131,669	29,360	8,899	—	662,307	944,409
The Company has not registered any impairment charges in connection with Goodwill (see notes 4 (f) and (bb) (1) and (4)).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2023	2022

At the beginning of the year	821,571	751,475

Acquisition of business (note 3)	400,037	—
Derecognition related to the increase of the participation in Usiminas	(771,995)	—
Equity in earnings of non-consolidated companies	105,305	37,114
Other comprehensive income and other effects	(2,812)	48,475
Dividends from non-consolidated companies (1)	(34,841)	(15,493)

At the end of the year	517,265	821,571
(1) Mainly related to dividends from Unigal Usiminas Ltda. and MRS Logística S.A.

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

	Country of incorporation	Main activity	Voting rights at		Value at

			December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	—	34.39%	—	725,705
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	116,849	90,559
Unigal Usiminas Ltda.	Brazil	Manufacturing and selling of steel products	70.00%	—	124,064	—
MRS Logística S.A	Brazil	Logistical services	11.41%	—	235,268	—
Other non-consolidated companies (1)					41,084	5,307
					517,265	821,571
(1) It includes the investments held in Finma S.A.I.F., Recrotek S.R.L. de C.V., Gas Industrial de Monterrey S.A. de C.V., Modal Terminal de Graneis Ltda., Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda, Codeme Engenharia S.A, Terminal de Cargas Paraopeba Ltda., Terminal de Cargas Sarzedo Ltda., and Metalcentro Ltda.
(a)Techgen S.A. de C.V.
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
Techgen stated in its unaudited annual accounts as of and for the year ended December 31, 2023, that revenues amounted to $444 million ($580 million as of December 31, 2022), net profit from continuing operations to $55 million ($55 million as of December 31, 2022), non-current assets to $766 million ($766 million as of December 31, 2022), current assets to $175 million ($131 million as of December 31, 2022), non-current liabilities to $466 million ($527 million as of December 31, 2022), current liabilities to $232 million ($181 million as of December 31, 2022) and shareholders’ equity to $243 million ($189 million as of December 31, 2022).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to $136.3 million as of December 31, 2023, and which are due in June 2026.

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

On August 5, 2021, Ternium Investments completed the purchase of a participation in this Syndicated Loan for an amount of $68 million. As of December 31, 2023, the outstanding syndicated loan amount was of $267 million and Ternium Investments’ participation was of $55 million.

For commitments from Ternium in connection with Techgen, see note 25.

(b) Unigal Usiminas Ltda.

Unigal is a Brazilian joint venture with a plant located in Ipatinga, Minas Gerais, between Usiminas and Nippon Steel Corporation, which hold 70% and 30% ownership interest, respectively. The main activity of this joint venture is the transformation of cold-rolled coils, provided only by Usiminas, into hot-dipped galvanized coils. The plant has a galvanizing production capacity of 1,030 million tons per year. The control of Unigal is shared between the partners, as provided for in the shareholders’ agreement.

Unigal stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of December 31, 2023, that non-current assets amounted to $163 million, current assets to $40 million, non-current liabilities to $48 million, current liabilities to $11 million and shareholders’ equity to $143 million. Revenues amounted to $37 million and net profit from continuing operations to $17 million for the six-month period ended December 31, 2023.

(c) MRS Logística S.A.

MRS Logística is a Brazilian railway cargo operator and logistics services provider that manages a 1,634 km network in the states of Minas Gerais, Rio de Janeiro and São Paulo, a region that concentrates about half of the Brazilian GDP. Usiminas holds a 11.41% ownership interest, along with CSN (18.6%), Congonhas Minérios (18.6%), Vale (10.9%), Gerdau (1.3%) and a wide group of small investors (6.5%). These companies, through a shareholders’ agreement, constitute, through representatives, the Board of Directors, which is responsible, among other duties, for this company’s overall strategic direction, for the decision on most significant investments and for the health and longevity of the organization.

MRS Logística stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of December 31, 2023, that non-current assets to $2,779 million, current assets to $954 million, non-current liabilities to $1,709 million, current liabilities to $704 million and shareholders’ equity to $1,320 million. Revenues amounted to $727 million and net profit from continuing operations to $148 million for the six-month period ended December 31, 2023.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
15.    RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2023	2022

Receivables with related parties (Notes 26 and 14 (a))	135,124	127,008
Employee advances and loans	28,812	21,729
Advances to suppliers for the purchase of property, plant and equipment (1)	181,962	44,067
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 26) (1)	123,599	2,444
Other tax credits (2)	356,687	117,111
Judicial deposits and other receivables (2)	178,602	—
Others	68,459	6,331

Receivables, net – Non-current	1,073,245	318,690

	As of December 31,
	2023	2022

Value added tax (2)	508,318	133,860
Income tax credits	486,470	400,949
Other tax credits	41,909	37,461
Employee advances and loans	12,592	6,782
Advances to suppliers	39,288	22,257
Advances to suppliers with related parties (Note 26)	3,166	6,089
Expenses paid in advance	28,207	17,850
Government tax refunds on exports	4,120	1,677
Receivables with related parties (Note 26)	11,387	17,154
Others	37,407	18,683

Receivables, net – Current	1,172,864	662,762
(1) The increase in the year 2023 is related to the ongoing investment plan in the Pesquería plant in Mexico.
(2) The increase in the year 2023 is related to the increase of participation in Usiminas.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
16.    TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2023	2022

Trade receivables	6,430	—
Allowance for doubtful accounts (Note 19)	(6,430)	—

Trade receivables, net – Non-current	—	—

Current accounts	2,092,361	1,110,481
Trade receivables with related parties (Note 26)	26,183	80,078
Allowance for doubtful accounts (Note 19)	(53,045)	(9,870)

Trade receivables, net - Current	2,065,499	1,180,689

	Trade receivables, net as of December 31, 2023
	Total	Fully performing	Past due

Guaranteed	697,001	664,698	32,303
Not guaranteed	1,427,973	1,246,206	181,767

Trade receivables	2,124,974	1,910,904	214,070

Allowance for doubtful accounts (Note 19)	(59,475)	—	(59,475)

Trade receivables, net	2,065,499	1,910,904	154,595

	Trade receivables, net as of December 31, 2022
	Total	Fully performing	Past due

Guaranteed	527,700	498,962	28,738
Not guaranteed	662,859	590,093	72,766

Trade receivables	1,190,559	1,089,055	101,504

Allowance for doubtful accounts (Note 19)	(9,870)	—	(9,870)

Trade receivables, net	1,180,689	1,089,055	91,634
17.    INVENTORIES, NET

	As of December 31,
	2023	2022

Raw materials, materials and spare parts	1,409,316	963,732
Goods in process	2,312,068	1,681,239
Finished goods	947,768	553,965
Goods in transit	479,248	365,675
Obsolescence allowance (Note 19)	(200,024)	(79,063)
Valuation allowance	—	(15,333)

Inventories, net	4,948,376	3,470,215

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

18.    CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS – NON CURRENT AND CURRENT

	As of December 31,
	2023	2022

Investments in debt instruments and other	210,774	100,464
Other investments	156	252

Other investments, net – Non-current	210,930	100,716

	As of December 31,
	2023	2022

(i) Other investments
Other deposits with maturity of more than three months	1,975,646	1,875,026

Other investments - Current	1,975,646	1,875,026
(ii) Cash and cash equivalents
Cash and banks	492,684	371,797
Restricted cash	3,129	30
Short-term bank deposits	478,778	772,953
Other deposits with maturity of less than three months	871,422	508,575

Cash and cash equivalents	1,846,013	1,653,355

19.    ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non current	Deducted from assets	Liabilities	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2023

Values at the beginning of the year	—	81,422	38,104
Translation differences	75	(4,108)	7,558
Acquisition of business (note 3)	6,663	856,153	58,127
Additions	—	37,112	828
Reversals	(308)	(96,761)	(162)
Uses	—	(33,897)	—

As of December 31, 2023	6,430	839,921	104,455

Year ended December 31, 2022

Values at the beginning of the year	—	83,299	32,098
Translation differences	—	2,999	2,735
Additions	—	5,889	3,271
Reversals	—	(6,959)	—
Uses	—	(3,806)	—

As of December 31, 2022	—	81,422	38,104

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

19.    ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended December 31, 2023

Values at the beginning of the year	9,870	79,063	3,304
Translation differences	(771)	(1,521)	(217)
Acquisition of business (note 3)	37,963	77,895	1,428
Additions	15,639	35,215	6,946
Reversals	(2,803)	(30,508)	—
Uses	(6,853)	39,880	(4,129)

As of December 31, 2023	53,045	200,024	7,332

Year ended December 31, 2022

Values at the beginning of the year	9,472	61,476	3,610
Translation differences	544	—	(465)
Additions	1,786	36,666	3,558
Reversals	(1,672)	(15,862)	—
Uses	(260)	(3,217)	(3,399)

As of December 31, 2022	9,870	79,063	3,304
20.    DEFERRED INCOME TAX
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	As of December 31,
	2023	2022

At the beginning of the year	37,495	(25,471)

Acquisition of business (note 3)	1,327,232	—
Translation differences	(4,373)	330
Recognition of previously unrecognized tax losses	128,634	—
Charges directly to other comprehensive income	(48,854)	(18,056)
Deferred tax credit (note 11)	102,431	80,692

At the end of the year	1,542,565	37,495

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

20.    DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax assets (liabilities)	At the beginning of the year	Translation differences	Acquisition of business	Credits (Charges) directly to OCI	Recognition of previously unrecognized tax losses	Income statement credit (charge)	Total as of December 31, 2023

Property, plant and equipment	(200,556)	(2,360)	412,320	—	—	114,134	323,538
Inventories	(69,594)	(903)	116,290	—	—	(27,962)	17,831
Intangible assets	(22,923)	(683)	143,033	—	—	14,901	134,328
Provisions	98,999	(698)	255,529	—	—	267	354,097
Trade receivables	15,515	—	28,510	—	—	(1,351)	42,674
Tax losses (1)	17,400	4,901	304,237	—	—	56,433	382,971
Other (2)	198,654	(4,630)	67,313	(48,854)	128,634	(53,991)	287,126

At the end of the year	37,495	(4,373)	1,327,232	(48,854)	128,634	102,431	1,542,565
(1) As of December 31, 2023, the recognized deferred tax assets on tax losses amount to $383.0 million mainly connected to Ternium Brasil Ltda. and Usinas Siderúrgicas de Minas Gerais S.A. Additionally, there are net unrecognized deferred tax assets of $14.2 million, connected to Usinas Siderúrgicas de Minas Gerais S.A., and unrecognized tax losses amounting to $357.4 million from Usinas Siderúrgicas de Minas Gerais S.A. and $889.4 million from Ternium Brasil Ltda. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation, while losses incurred as from 2017 may be carried forward for a maximum of 17 years. Unrecognized tax losses of Ternium SA as of December 31, 2022 amounted to $2.1 billion and the estimated tax loss for the fiscal year 2023 amounted to $30.1 million, with approximately 92% of the referred tax losses generated before 2017. Unrecognized tax losses of Ternium Investments S.à r.l. as of December 31, 2022 amounted to $2.6 billion and the estimated tax result for fiscal year 2023 amounted to $0.9 million, with approximately 98% of the referred tax losses generated before 2017.
(2) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets (liabilities)	At the beginning of the year	Translation differences	Acquisition of business	Credits (Charges) directly to OCI	Recognition of previously unrecognized tax losses	Income statement credit (charge)	Total as of December 31, 2022

Property, plant and equipment	(353,420)	—	—	—	—	152,864	(200,556)
Inventories	49,437	—	—	—	—	(119,031)	(69,594)
Intangible assets	(26,323)	—	—	—	—	3,400	(22,923)
Provisions	82,139	—	—	—	—	16,860	98,999
Trade receivables	35,144	—	—	—	—	(19,629)	15,515
Tax losses (1)	3,578	—	—	—	—	13,822	17,400
Other (2)	183,975	330	—	(18,056)	—	32,406	198,654

At the end of the year	(25,471)	330	—	(18,056)	—	80,692	37,495
(3) As of December 31, 2022, the recognized deferred tax assets on tax losses amount to $17.4 million and there are net unrecognized deferred tax assets of $202.0 million and unrecognized tax losses amounting to $879.0 million. These two last effects are connected to the acquisition of Ternium Brasil Ltda.
(4) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

21.    OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2023	2022

(i) Other liabilities - Non current

Post-employment benefits	673,453	405,018
Other employee benefits	93,194	84,028
Asset retirement obligation (note 19) (1)	104,455	38,104
Put option liability (note 3 (e))	249,264	—
Other	28,632	11,064

Other liabilities – Non-current	1,148,998	538,214
(1) The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2023	2022

Present value of obligations	1,975,462	405,018
Fair value of plan assets	(1,525,330)	—
Asset ceiling	223,321	—

Net liability (asset) in the statement of financial position	673,453	405,018

The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2023	2022

Current service cost	14,876	13,721
Interest cost (income), net	30,686	32,660
Interest on Asset ceiling/ Onerous liability	20,973	—
Reversal of prior service cost - Saúde Usiminas healthcare plan	(108,696)	—

Net (income) loss included in income statement	(42,161)	46,381

The amounts recognized in other comprehensive income are as follows:

	Post-employment benefits
	Year ended December 31,
	2023	2022

Remeasurements
Effect of changes in demographic assumptions	(31,024)	3,990
Effect of changes in financial assumptions	26,509	(36,927)
Effect of experience adjustments	66,817	8,370
Change in asset ceiling	32,707	—
Expected return on assets	(42,882)	—

Net loss (income) included in other comprehensive income	52,127	(24,567)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

21.    OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)
Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2023	2022

At the beginning of the year	405,018	390,942
Acquisition of business (note 3)	1,529,949	—
Transfers, new participants and funding of the plan	30,116	(508)
Total expense	79,396	46,381
Remeasurements	62,302	(24,567)
Translation differences	40,168	21,088
Contributions paid	(171,487)	(28,318)
At the end of the year	1,975,462	405,018

Changes in fair value of the plan assets are as follows:

	Fair value of plan assets
	As of December 31,
	2023	2022

At the beginning of the year	—	—
Acquisition of business (Note 3) (1)	1,462,147	—
Expected return on assets	42,882	—
Interest income	142,529	—
Translation differences	(5,933)	—
Funding of the plan	14,848	—
Contributions paid	(131,143)	—
At the end of the year	1,525,330	—
(1) The asset ceiling at the acquisition date amounted to $169.7 million.
The major categories of plan assets are as follows:

	Fair value of plan assets
	As of December 31,
	2023	2022

Usiminas shares	64,819	—
Non-US government securities	1,054,671	—
Fixed income	99,602	—
Investments funds	241,481	—
Others	64,757	—
At the end of the year	1,525,330	—
As of December 31, 2023, the pension plan assets included 34,109,762 common shares of Usiminas (34,109,762 common shares of the Usiminas as of December 2022).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

21.    OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2023	2022

Discount rate	9.00%	9.00%
Compensation growth rate	6.00% - 7.00%	6.00% - 7.00%

	Year ended December 31,
Argentina	2023	2022

Discount rate	6.00% - 7.00%	6.00% - 7.00%
Compensation growth rate	2.00% - 3.00%	2.00% - 3.00%

	Year ended December 31,
Brazil	2023	2022

Discount rate	5.23% -5.40%	—
Compensation growth rate	0.50%- 2.90%	—
Long-term increase in medical service costs	4.75%	—
Expected return on plan assets	9.28% - 9.46%	—
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-7.6%	9.1%
Compensation growth rate	1.00%	0.4%	-1.0%
Pension growth rate	1.00%	-1.0%	-0.5%
Life expectancy	1 year	1.4%	-1.4%
The estimated future payments for the next five years will be between $178.9 million and $197.3 million per year.
The post-retirement benefits related to Usiminas are guaranteed with property, plant and equipment up to the amount of $275 million.

	As of December 31,
	2023	2022

(ii) Other liabilities - Current
Payroll and social security payable	174,188	150,378
VAT liabilities	68,178	113,842
Other tax liabilities	70,815	55,622
Termination benefits	100	761
Related Parties (Note 26)	3,588	515
Asset retirement obligation (Note 19)	7,332	3,303
Dividends payable	51,249	—
Others	54,263	20,422

Other liabilities – Current	429,713	344,843

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

22.    DERIVATIVE FINANCIAL INSTRUMENTS
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments as of December 31, 2023 and 2022 were as follows:

	As of December 31,
	2023	2022

Contracts with positive fair value
Commodities contracts	247	—
Foreign exchange contracts	15,159	227

	15,406	227

Contracts with negative fair value
Interest rate swap contracts	—	(1)
Commodities contracts	(6,190)	(504)
Foreign exchange contracts	(2,030)	—

	(8,220)	(505)
Derivative financial instruments breakdown is as follows:
(a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2023, most of the Company’s long-term borrowings were at variable rates, except for the debentures issued by Usiminas.

During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of $100 million, at an average rate of 1.92%. These agreements became effective during July 2014, were due in July 2022 and were accounted for as cash flow hedges. As of December 31, 2023 and 2022, there were no outstanding cash flow hedge reserve related to these agreements.

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges - Interest rate derivatives
	Gross amount	Income tax	Total

As of December 31, 2021	(60)	20	(40)

(Decrease) / Increase	1	(1)	—
Reclassification to income statement	59	(19)	40

As of December 31, 2022	—	—	—

(Decrease) / Increase	—	—	—
Reclassification to income statement	—	—	—

As of December 31, 2023	—	—	—

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

22.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)

(b) Foreign exchange contracts
From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the $, in accordance with the Company’s policy for derivative instruments.
During 2023, 2022 and 2021, Ternium Colombia S.A.S. has entered into non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected future trade receivables denominated in its local currency. As of December 31, 2023, the notional amount on these agreements amounted to $81.2 million, out of which $37.6 million will be settling on January 2, 2024.
During 2023, 2022 and 2021, Ternium Mexico entered into several forward agreements mainly to manage the exchange rate exposure generated by future payables in EUR related to the investment plan in Pesquería among other standard liabilities in EUR. The notional amount hedged as of December 31, 2023, was EUR556.9 million. These agreements will be due up to September 2025 and have been accounted for as cash flow hedges. As of December 31, 2023, the aggregate notional amount on these agreements amounted to $605.3 million.
Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges - Foreign exchange derivatives
	Gross amount	Income tax	Total

As of December 31, 2022	—	—	—

(Decrease) / Increase	22,721	(6,824)	15,897
Reclassification to income statement	—	—	—

As of December 31, 2023	22,721	(6,824)	15,897
Furthermore, during 2023 and 2022, Ternium Mexico has entered into non-deliverable forward agreements to manage the exposure of certain tax credits denominated in its local currency. As of December 31, 2023, there is no notional amount outstanding on these agreements.

During 2023, Ternium Guatemala entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated by trade receivables denominated in Guatemalan quetzals. As of December 31, 2023, the notional amount on these agreements amounted to $2.0 million.

During 2023, Ternium del Atlántico entered into several non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected future trade receivables denominated in Colombian pesos. As of December 31, 2023, the notional amount on these agreements amounted to $94.7 million, out of which $40.0 million will be settling on January 2, 2024.

During 2023, Ternium Procurement entered into specific forward agreements in order to manage the exchange rate exposure generated by purchases of semi-finished steel products. As of December 31, 2023, the notional amount on these agreements amounted to $1.0 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

22.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)
The net fair values of the exchange rate derivative contracts as of December 31, 2023 and 2022 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2023	2022

EUR/$	Forward - Buy EUR	556.9 million EUR	15,159	258
COP/$	ND Forward - Sell COP	697.9 billion COP	(2,024)	227
GTQ/$	ND Forward - Sell GTQ	15.7 million GTQ	(6)	—
MXN/$	ND Forward - Sell MXN		—	(258)

			13,129	227
COP: Colombian pesos; EUR: Euros; $: US dollars; GTQ: Guatemalan quetzales; MXN: Mexican pesos.

(c) Commodities contracts
During 2023 and 2022, Ternium Mexico entered into swap agreements to mitigate the specific impact of the fluctuation of zinc price fluctuations affecting the manufacturing of galvanized products to be sold with a fixed zinc price. As of December 31, 2023, Ternium Mexico has several agreements outstanding with an aggregate notional amount of $8.4 million.

During 2023 and 2022, Mineraçao Usiminas, one of Usiminas’ subsidiaries, entered into forward agreements to manage the impact of the fluctuation of iron ore prices affecting its sales in the foreign market. As of December 31, 2023, Mineraçao Usiminas has several agreements outstanding with an aggregate notional amount of $57.8 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

23.    LEASE LIABILITIES

	Lease liabilities
	Current	Non Current	Total

Year ended December 31, 2023
Values at the beginning of the year	49,015	190,134	239,149
Translation differences	(750)	4,799	4,049
Acquisition of business (Note 3)	8,009	17,668	25,677
Net proceeds	2,746	11,810	14,556
Indexation	5,755	5,384	11,139
Repayments	(58,900)	—	(58,900)
Interest accrued	16,200	—	16,200
Interest paid	(10,783)	—	(10,783)
Reclassifications	40,882	(40,882)	—

As of December 31, 2023	52,174	188,913	241,087

Year ended December 31, 2022
Values at the beginning of the year	44,371	215,250	259,621
Translation differences	(1,506)	(4,180)	(5,686)
Net proceeds	3,903	9,763	13,666
Indexation	3,107	14,988	18,095
Repayments	(49,404)	(6)	(49,410)
Interest accrued	14,468	—	14,468
Interest paid	(11,605)	—	(11,605)
Reclassifications	45,681	(45,681)	—

As of December 31, 2022	49,015	190,134	239,149

	As of December 31, 2023	As of December 31, 2022

Commitments in relation to finance leases are payable as follows:
Within one year	57,002	60,233
Later than one year but not later than five years	159,888	151,255
Later than five years	87,557	108,191
Minimum lease payments	304,447	319,679
Future finance charges	(63,360)	(80,530)
Total Financial lease liabilities	241,087	239,149

The present value of finance lease liabilities is as follows:
Within one year	52,174	49,015
Later than one year but not later than five years	140,330	117,654
Later than five years	48,583	72,480

Total minimum lease payments	241,087	239,149

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

24.    BORROWINGS

	As of December 31,
	2023	2022

(i) Non-current
Bank borrowings	9,353	534,352
Bonds	747,260	—
Debentures	454,136	—
Less: debt issue costs	(4,788)	(1,651)

	1,205,961	532,701

(ii) Current
Bank borrowings	915,989	500,091
Bonds	23,485	—
Debentures	4,220	—
Less: debt issue costs	(3,241)	(927)

	940,453	499,164

Total Financial Debt	2,146,414	1,031,865

The maturity of borrowings is as follows:

	Expected Maturity Date
	2024	2025	2026 and thereafter	At December 31, (1)
				2023	2022

Borrowings - Fixed Rate	315,696	—	—	315,696	295,033
Borrowings - Floating Rate	599,727	9,335	—	609,062	736,832
Bonds	21,111	—	743,699	764,810	—
Debentures	3,920	—	452,926	456,846	—

Total	940,454	9,335	1,196,625	2,146,414	1,031,865
(1) As most borrowings and the debentures incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings and the debentures approximates their carrying amount and it is not disclosed separately. Fixed rate borrowings are uncommitted short-term revolving loans, and their fair value approximates to their carrying amount. Regarding the bonds, its fair value approximates the market value.
The weighted average interest rates - which incorporate instruments denominated mainly in U.S. dollars and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2023	2022

Bank borrowings	7.28%	6.21%
Bonds	5.88%	—
Debentures	12.52%	—
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments as of December 31, 2023 and 2022, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

24.    BORROWINGS (continued)
Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2023	2022

$	Floating	609,062	684,554
$	Fixed	1,021,909	197,259
BRL	Floating	456,846	—
BRL	Fixed	352	—
COP	Fixed	53,135	92,680
GTQ	Fixed	5,110	5,094
COP	Floating	—	38,934
MXN	Floating	—	13,339
ARS	Floating	—	5

		2,146,414	1,031,865
$: U.S. dollars; ARS: Argentine pesos; BRL: Brazilian reais; COP: Colombian pesos; GTQ: Guatemalan quetzales; MXN: Mexican pesos.
Ternium’s most significant current borrowings as of December 31, 2023, were those incurred under Ternium Brasil's syndicated loan facility, in order to finance solely activities related to its exports of goods, and under Usiminas’ bonds and debentures issued in order to refinance its financial debt:

			In $ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2023	Maturity

August 2019	Ternium Brasil	Syndicated loan	500	500	August 2024
July 2019	Usiminas	Bonds	750	750	July 2026
May 2022	Usiminas	Debentures - 8th emission	145	134	May 2029
December 2022	Usiminas	Debentures - 9th emission	310	287	December 2032
The main covenants on these loan agreements, bonds and debentures are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio). As of December 31, 2023, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

(i) Tax claims and other contingencies
The tax claims and other contingencies recognized at the increase of the participation of Usiminas are included in note 3.
(a) Companhia Siderúrgica Nacional (CSN) – Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and Tenaris’s subsidiary Confab, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (SCJ) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal. CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote and, at the date of these consolidated financial statements, voting at the SCJ with respect to the motion for clarification is ongoing. At an October 17, 2023 session, two justices voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ will be summoned to produce the tie-breaking vote. There are no specified deadlines for voting to be resumed or the SCJ decision to be issued. In any event, either party may appeal against a SCJ decision.

According to the views of the two justices that voted in favor of CSN's motion, Ternium Investments and the other members of the T/T Group should be ordered to pay to CSN an indemnification amount equal to the difference between the price paid by the T/T Group in its acquisition and the market value of the Usiminas shares at signing, plus monetary adjustment and interest (at a rate of 1% per month) through the date of payment, plus legal costs equal to 10% of the compensation payable to CSN, with CSN retaining ownership of the Usiminas ordinary shares it currently owns. If that unprecedented view were to prevail, and depending on how the indemnification is calculated by other courts, as of December 31, 2023, the potential aggregate indemnification payable by Ternium Investments and Ternium Argentina could reach up to BRL3.1 billion (approximately $0.6 billion at the BRL/$ rate as of such date) and BRL1.1 billion (approximately $0.2 billion), respectively.

The Company continues to believe that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above. Notwithstanding the foregoing, in light of the votes already issued by two members of the SCJ on CSN's motion for clarification, the Company cannot predict the ultimate resolution on the matter.

(b) Potential Mexican income tax adjustment
In March 2015, as part of a tax audit with respect to fiscal year 2008, the Mexican tax authority ("SAT") challenged the deduction by Ternium Mexico of a tax loss arising from an intercompany sale of shares in December 2008. In addition, in September 2018, as part of a tax audit for fiscal year 2011, the SAT objected to the deduction by Ternium Mexico of the remainder of the 2008 tax loss. Ternium Mexico requested an injunction from the Mexican courts against the SAT claims and filed its defense and supporting documents with the SAT. After Ternium Mexico obtained an injunction in August 2020, in November 2020, the SAT issued a new preliminary audit report in which it reiterated its objections to the deduction of the 2008 tax loss. In June 2021, the SAT determined income tax adjustments with respect to 2008 and 2011 for amounts currently estimated at approximately $72.8 million and $35.6 million, respectively. Ternium Mexico appealed the SAT determinations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
More recently, however, Ternium Mexico withdrew its appeals and agreed to provide further information and documentation to the SAT. With all of the above-mentioned information and documentation, the SAT reduced the 2008 and 2011 tax adjustments downwards to approximately $17.5 million and $35.8 million, respectively. The Company had a tax provision of $53.3 million already included in its consolidated financial statements as of September 30, 2023. The payment to the SAT was done on October 9, 2023, and the Company received formal documentation issued by the SAT with the closure of both audits.
(c) Fishermen associations’ claims
Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of $24.5 million was recorded at the acquisition date in connection with this matter (nil and $4.5 million as of December 31, 2023 and 2022, respectively; the decrease in the provision was mainly due to the favorable outcome for a part of the lawsuits).
(d) Tax assessments relating to the use of certain ICMS tax credits
The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.
The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of $57.7 million was recorded as of the acquisition date in connection with this matter ($37.5 million and $34.8 million as of December 31, 2023 and 2022, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(ii) Commitments
The following are Ternium’s main off-balance sheet commitments:
(a) Ternium Argentina signed agreements, mainly with Vale S.A. and Mineração Corumbaense Reunida S.A., to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2024, for an estimated total amount of $304.9 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
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

(b) Ternium Argentina also signed various contracts for the provision and transportation of natural gas, including Tecpetrol and Energy Consulting Services S.A., both related companies of Ternium, assuming firm commitments for a total of $48.6 million payable until April 2025. Additionally, Ternium Argentina signed contracts for gas transportation with Transportadora de Gas del Norte S.A., a related company of Ternium, assuming firm commitments for a total of $5.3 million payable until April 2028.
(c) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon, for an aggregate amount of $167.1 million, which is due to terminate in 2037.
(d) Ternium Argentina signed various contracts within its investment plan for the future acquisition of Property, plant and equipment for a total of $175.5 million. Also, Vientos de Olavarría, a subsidiary controlled by Ternium Argentina, subscribed various contracts for the maintenance and the operation of the wind farm for a total of $62.0 million payable until the year 2054.
(e) On April 24, 2017, Ternium Mexico entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen, S.A. de C.V. for the supply of 699 MW (which represents 78% of Techgen’s capacity) and covers most of Ternium Mexico’s facilities electricity needs. Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), Ternium Mexico has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by Comisión Federal de Electricidad (“CFE”) or its successors. Ternium Mexico may instruct Techgen to sell to any affiliate of Ternium Mexico, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and Ternium Mexico will benefit from the proceeds of such sale.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(f) Ternium México issued a guarantee letter covering up to approximately $28.8 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), under the natural gas trading agreement between GIMSA and NEG Natural S.A. de C.V. “NEG”). The credit line granted by NEG in connection with this natural gas trading agreement amounted to approximately $19.8 million. As of December 31, 2023, the outstanding amount under the natural gas trading agreement was $6.5 million, which is below the amount included in the guarantee letter issued by Ternium México. The contract with NEG was renewed in June 28, 2022, and the guarantee letter covering up to the above-mentioned amount was issued in January 2023.
(g) In June 2018, Ternium Mexico entered into a loan agreement with a syndicate of banks for a $1,000 million syndicated loan facility for the purpose of financing capital expenditures, the repayment or prepayment of existing debt, and other general corporate purposes. The Company entered the Facility on June 12, 2018, and the final maturity date is on June 12, 2023, being payable in eight consecutive and equal semi-annual installments commencing on December 13, 2019. The main financial covenant that the Facility requires to meet is the consolidated net senior leverage ratio to be not greater than 3.5 to 1.00. During 2019, the facility was fully disbursed ($400 million was disbursed during 2018 and $600 million by the end of June 2019). On January 12, 2023, Ternium Mexico made a pre-payment of the remaining balance, leaving the loan fully amortized.
(h) Ternium Mexico issued a guarantee letter covering up to approximately $59.9 million of the obligations of Techgen, S.A. de C.V. (“Techgen”), under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power (“ENEL”). The amount equals the remnant balance if Techgen decides to terminate the agreement prior to the expiration date (and decreases as time of the contract passes). The contract was signed on May 25, 2018, and terminates on June 30, 2041.
(i) In June 2008, Ternium Mexico entered into an industrial gas supply agreement with Praxair Mexico for the Guerrero and Juventud facilities until December 2024, for a total amount of $421 million. In 2011, an amendment agreement added the purchase of hydrogen for the Juventud and Universidad facilities, valid until April 2025. As of December 31, 2023, the agreement considers a minimum annual oxygen consumption of 96 million cubic meters, valued at approximately $4.5 million per year. The Company is in compliance with the minimum annual quotas established, which represent less than half of the average annual consumption.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(l) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of 2036. As of December 31, 2023, the outstanding value of this commitment was approximately $179.0 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to $85.9 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2023.

(m) Ternium issued two stand-by letters of credit covering 48% of the funding of a debt service reserve account under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement dated as of February 13, 2019, amounted to $640 million and the proceeds were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks, which funds were used in the construction of the facility. As of December 31, 2023, the outstanding aggregated amount under the stand-by letters of credit was $49.6 million, as a result the amount guaranteed by Ternium was approximately $23.8 million.

(n) During 2006, CSA, the predecessor of Ternium Brasil, has entered into a 15-year contract denominated “Contrato de comercialização de energia elétrica no ambiente regulado - CCEAR por disponibilidade” to provide electric energy to 24 distributors starting on 2011. Under this contract, Ternium Brasil has to provide 200 MW average per year and the price is adjusted by the Brazilian inflation index. The penalty for not delivering the volume of energy of the contract is the difference between the spot price and the unit variable cost (calculated and published by the Agéncia Nacional de Energía Elétrica), calculated per hour.
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
(p) Ternium Brasil also signed on November 2007 a contract with Primetals Technologies Brazil Ltda. for the provision of maintenance services at a central workshop for the entire steel mill complex, including caster maintenance for the steel plant. As of December 31, 2023, the outstanding amount of the mentioned services was approximately $21.3 million and is due to terminate in November 2024. Ternium Brasil is currently using more hours than the minimum quantity of contracted hours.
(q) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon to satisfy the requirements up to January 2029. The outstanding amount was approximately $170.2 million as of December 31, 2023. The contract has minimum daily-required volumes.
(r) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. This agreement was extended for an additional period of 4 years. As of December 31, 2023, the outstanding amount of this commitment was $ 176.9 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(s) Ternium Brasil signed on January 2015 a contract with Naturgy (formerly Companhia Distribuidora de Gás do Rio de Janeiro) for the supply of natural gas, which was due to terminate in December 2019. This agreement was automatically renewed for another two years, is due to terminate in December 2024 and can be interrupted by common agreement due to free market conditions’ changes. The outstanding amount was of $38.6 million (or 61.3 million m3) as of December 31, 2023. Ternium Brasil is currently purchasing more than the minimum volume required by the contract, which is 85% of the volume mentioned before.

(t) Ternium Brasil signed on May 2019 a contract with LSI Logistica S.A. for mobile equipment rental. This agreement is due to terminate in May 2024 and the outstanding amount was $1.4 million as of December 31, 2023. The contract only has a penalty in case of anticipated termination.

(u) Ternium Brasil signed in December 2023 a contract with Vix Logística S.A. for logistics supply chain operations. The start of the activities is scheduled to begin in May 2024. This agreement is due to terminate in May 2029 and the outstanding amount was $49.6 million as of December 31, 2023. The contract has minimum required volumes and a penalty for early termination.

(v) As of December 31, 2023, Usiminas’ commitments for the acquisition of immobilized assets totaled $139.7 million and are intended, mainly, for adaptation, reforms, and improvements in the primary areas of Ipatinga, increase in quality, reduction of costs, maintenance, technological updating of equipment and environmental protection.

(w) In July 2011, Usiminas Mineração S.A. subscribed an agreement with MBL Materiais Básicos Ltda, related to the mining rights adjacent to its mining reserves. On October 15, 2012, the agreement was authorized by the National Mining Agency (ANM). It has a duration of 30 years, or until the complete depletion of these mineral reserves. The monthly payments are linked to the volume of iron ore extracted from the areas covered by the agreement. Since 2015, a minimum annual volume of 3.6 million metric tons was established. If the annual volume of iron ore extracted is below the minimum volume, a payment under a take-or-pay arrangement will be due, calculated as the difference between the minimum volume and the volume effectively extracted. The outstanding amount was approximately $336.9 million as of December 31, 2023.

(x) In June 2016, Usiminas S.A. entered into electricity purchase agreement with Cemig S.A. for the Cubatão steel plant facilities until December 2030. The contract has two ranges: the first range up to 32 MW and the second range up to 65.4 MW. The entire volume of the first range represents a take-or-pay arrangement, and if consumption reaches the second band, a lower tariff will be applied. The outstanding amount was approximately $199.2 million as of December 31, 2023.

(y) In February 2021, Usiminas S.A. entered into an electricity purchase agreement with Engie S.A. for the Ipatinga steel plant facilities until December 2026. The contract is fully take-or-pay; however, Usiminas can sell this electricity in the market at any time, and even if consumption is lower than contracted, the energy is automatically sold by the Electric Energy Commercialization Chamber (CCEE). The outstanding amount was approximately $55.1 million as of December 31, 2023.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(z) In November 2022, Usiminas S.A. entered into an electricity purchase agreement with Enel S.A. for the Ipatinga steel plant facilities until December 2026. The contract is fully take-or-pay; however, Usiminas can sell this electricity in the market at any time, and even if consumption is lower than contracted, the energy is automatically sold by the Electric Energy Commercialization Chamber (CCEE). The outstanding amount was approximately $58.6 million as of December 31, 2023.

(aa) In December 2021, Usiminas S.A. entered into a solar energy purchase agreement with Canadian Solar S.A. for the supply to the Ipatinga steel plant facilities until December 2039. As of December 31, 2023, the total outstanding amounted to approximately $149.5 million.

(ab) In December 2023, Usiminas S.A. entered into an agreement with Comgas S.A. for the supply of natural gas to the Cubatão Steel Plant facilities until December 2024. The contracted capacity is 240 thousand cubic meters per day with a flexibility of plus or minus 5%. Daily, Usiminas S.A. can schedule any volume as needed, with acceptance conditioned on the availability in the Comgas S.A. pipeline. The flexibility calculation is done on a daily basis, while the take-or-pay volume is 80% annually. The outstanding amount was approximately $53.8 million as of December 31, 2023.

(ac) In December 2023, Usiminas S.A. entered into an agreement with Gasmig S.A. for the supply of natural gas to the Ipatinga steel plant facilities until December 2024. The contracted capacity is 850 thousand cubic meters per day with a flexibility of plus or minus 10%. Daily, Usiminas S.A. can schedule any volume as needed, with acceptance conditioned on the availability in the Gasmig S.A. pipeline. The flexibility calculation is done on a daily basis, while the take-or-pay volume is 80% annually. The outstanding amount was approximately $197.9 million as of December 31, 2023.

(iii) Restrictions on the distribution of profits
In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.
As of December 31, 2023, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.
The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

26.    RELATED PARTY TRANSACTIONS
As of December 31, 2023, Techint Holdings S.à r.l. (“Techint”) indirectly owned 65.03% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital and voting rights. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 25.

The following transactions were carried out with related parties:

	Year ended December 31,
	2023	2022	2021

(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	163,591	720,137	950,792
Sales of goods to other related parties	174,869	224,698	195,636
Sales of services and others to non-consolidated parties	168	177	178
Sales of services and others to other related parties	3,932	4,213	1,496

	342,560	949,225	1,148,102
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	491,011	643,494	508,784
Purchases of goods from other related parties	81,404	70,951	65,964
Purchases of services and others from non-consolidated parties	23,574	13,735	10,279
Purchases of services and others from other related parties	103,334	78,899	98,065

	699,323	807,079	683,092
(c) Financial results
Income with non-consolidated parties	12,263	8,298	6,256
Expenses in connection with lease contracts from other related parties	(757)	(976)	(1,013)
	11,506	7,322	5,243
(d) Dividends received
Dividends from non-consolidated parties	34,841	15,493	82,122
	34,841	15,493	82,122
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	1,396	3,300	1,029
Income (expenses), net with other related parties	1,753	682	879

	3,149	3,982	1,908

	As of December 31,
	2023	2022

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	143,292	180,476
Receivables from other related parties	29,402	43,765
Advances from non-consolidated parties	2,843	4,851
Advances to suppliers with other related parties	123,921	3,683
Payables to non-consolidated parties	(149,562)	(91,172)
Payables to other related parties	(27,963)	(20,163)
Lease liabilities with other related parties	(1,379)	(2,287)

	120,554	119,153

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

26.    RELATED PARTY TRANSACTIONS (continued)
(iii) Officers and Directors’ compensation
During the year ended December 31, 2023, the cash compensation of Officers and Directors amounted to $26,608 (2022: $22,899). In addition, Officers received 1,064,000 Units for a total amount of $6,591 (2022: $7,220) in connection with the incentive retention program mentioned in note 4 (o)(3).
27.    OTHER REQUIRED DISCLOSURES

(a) Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

As of December 31, 2021	(60)	20	(40)	(3,918,344)

(Decrease) / Increase	1	(1)	—	42,708
Reclassification to income statement	59	(19)	40	—

As of December 31, 2022	—	—	—	(3,875,636)

(Decrease) / Increase	22,721	(6,824)	15,897	132,339
Reclassification to income statement	—	—	—	839,437

As of December 31, 2023	22,721	(6,824)	15,897	(2,903,860)

(b) Statement of cash flows

	Year ended December 31,
	2023	2022	2021

(i) Changes in working capital (1)
Inventories	202,470	438,090	(1,906,524)
Receivables and others	6,342	10,888	(41,535)
Trade receivables	(104,280)	573,811	(885,200)
Other liabilities	(64,022)	46,403	106,223
Trade payables	280,571	83,306	109,247

	321,081	1,152,498	(2,617,789)
(ii) Income tax accrual less payments
Tax accrued (Note 11)	334,408	573,728	1,397,139
Taxes paid	(495,348)	(1,769,289)	(818,854)

	(160,940)	(1,195,561)	578,285
(iii) Interest accruals less payments
Interest accrued (Note 10 and 23)	(113,433)	(13,940)	(20,948)
Interest received	202,000	31,880	62,912
Interest paid	(133,706)	(42,735)	(36,063)

	(45,139)	(24,795)	5,901
(1)    Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

27.    OTHER REQUIRED DISCLOSURES (continued)

(c) Financial debt reconciliation

	Financial debt
	Finance lease liabilities	Short term borrowings	Long term borrowings	Total

As of December 31, 2021	(259,621)	(822,573)	(656,465)	(1,738,659)
Cash flows	61,015	467,014	625	528,654
Reclassifications	—	(124,140)	124,140	—
Acquisitions - finance leases	(13,666)	—	—	(13,666)
Foreign exchange adjustments	5,686	26,093	58	31,837
Other non cash movements	(32,563)	(45,558)	(1,059)	(79,180)
As of December 31, 2022	(239,149)	(499,164)	(532,701)	(1,271,014)
Cash flows	69,683	248,587	12,500	330,770
Reclassifications	—	(511,723)	511,723	—
Acquisitions - finance leases	(14,556)	—	—	(14,556)
Acquisition of business (note 3)	(25,677)	(26,558)	(1,197,841)	(1,250,076)
Foreign exchange adjustments	(4,049)	(30,199)	2,267	(31,981)
Other non cash movements	(27,339)	(121,396)	(1,909)	(150,644)
As of December 31, 2023	(241,087)	(940,453)	(1,205,961)	(2,387,501)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

28.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
The following amendments, standards and interpretations have been applied on the year starting January 1, 2023:

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Taxes require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences, and will require the recognition of additional deferred tax assets and liabilities. The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with right-of-use assets and lease liabilities, and decommissioning, restoration and similar liabilities, and the corresponding amounts recognized as part of the cost of the related assets.

As of December 31, 2023, the Company's management had already assessed the effects of applying these amendments on the Company’s financial statements and had not identified any material impact in the application of these amendments.

OECD Pillar Two Rules – Amendments to IAS 12

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules (the Global Anti-Base Erosion rules, or “GloBE”) to reform international corporate taxation. Following Pillar Two OECD’s initiative, the European Union adopted in December 2022 a directive to impose a global minimum taxation for multinational companies in the Union, to be effective as from 2024. In May 2023, the IASB made narrow-scope amendments to IAS 12 setting an exception that provides relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax laws that implement the Pillar Two model rules, including tax laws that implement qualified domestic minimum top-up taxes as per described in those rules.

No current tax impacts have arisen in the current Consolidated Financial Statements as of December 31, 2023, due to the application of Pillar Two rules, as they will be applicable as from 2024 in jurisdictions relevant for the Company. In addition, the Company has applied the exception prescribed by the amendments to IAS 12, and therefore it has not recognized any deferred tax impact from the Pillar Two application.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2023, and have not been early adopted:

Classification of Liabilities as Current or Non-current – Amendments to IAS 1 Non-current Liabilities with Covenants – Amendments to IAS 1

Amendments made to IAS 1 Presentation of Financial Statements in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include the carrying amount of the liability, information about the covenants, and facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

28.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

Lease Liability in a Sale and Leaseback – Amendments to IFRS 16

In September 2022, the IASB finalized narrow-scope amendments to the requirements for sale and leaseback transactions in IFRS 16 Leases which explain how an entity accounts for a sale and leaseback after the date of the transaction.

IFRS S1, ‘General requirements for disclosure of sustainability-related financial information

IFRS S1 was issued in June 2023. It sets out overall requirements with the objective to require an entity to disclose information about its sustainability-related risks and opportunities that is useful to the primary users of general purpose financial reports in making decisions relating to providing resources to the entity and that could reasonably be expected to affect the entity’s cash flows, its access to finance or cost of capital over the short, medium or long term. It sets out general requirements for the content and presentation of those disclosures so that the information disclosed is useful to primary users in making decisions about providing resources to the entity.

Amendments to IAS 21 - Lack of Exchangeability.

On August 15, 2023, the IASB published Lack of Exchangeability (Amendments to IAS 21), which that contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not.

Other standards and interpretations non-significant for the Company’s financial statements:
– Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of accounting policies
– Amendments to IAS 8 – Definition of accounting estimates
– Amendments to IAS 7 and IFRS 7 - Supplier finance arrangements
– IFRS 17 Insurance Contracts

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
Ternium’s foreign exchange policy seeks to minimize the impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their actual and expected short-term net cash flows in currencies other than the U.S. dollar and analyze potential hedging according to its needs in line with its derivative policy. This hedging can be carried out either by netting positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.
The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2023.

Exposure to functional currency	$ million	BRL million

US dollar ($)	—	(469)
EU euro (EUR)	97	—
Argentine peso (ARS)	(135)	—
Mexican peso (MXN)	(313)	—
Brazilian real (BRL)	59	—
Colombian peso (COP)	(20)	—
Yenes (JPY)	115	—
Other currencies	(2)	—

The main relevant exposures correspond to:
(a)Argentine peso vs. U.S. dollar
If the Argentine peso had weakened by 1% against the U.S. dollar, it would have generated a pre tax gain of $1.3 million and a pre tax gain of $0.2 million as of December 31, 2023 and 2022, respectively.
(b)Mexican peso vs. U.S. dollar
If the Mexican peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $3.1 million and $2.6 million as of December 31, 2023 and 2022, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

29.    FINANCIAL RISK MANAGEMENT (continued)

(c)Colombian peso vs. U.S. dollar
If the Colombian peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $0.2 million and $0.9 million as of December 31, 2023 and 2022, respectively.

(d) Brazilian real vs. U.S. dollar
If the Brazilian real had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $5.3 million and a pre-tax loss of $0.4 million as of December 31, 2023 and 2022, respectively.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax loss for the year would have been $0.6 million higher (a pre-tax income of $3.3 million higher as of December 31, 2022), as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly local currency cash, trade receivables, trade payables, tax credits and liabilities, lease liabilities, borrowings and other liabilities.
Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to $2.7 billion, the currency translation adjustment included in total equity would have been $6.1 million lower, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2023.
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
Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 8.46% and 6.21% as of December 31, 2023 and 2022, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument.
Ternium’s total variable interest rate debt amounted to $1,065.9 million (49.7% of total borrowings) as of December 31, 2023, and $736.8 million (71.4% of total borrowings) as of December 31, 2022.
If interest rates on the aggregate average notional of U.S. dollar denominated borrowings held during 2023, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2023 would have been $18.3 million lower ($12.1 million lower as of December 31, 2022).
Effect of IBOR reform
Reform and replacement of various inter-bank offered rates (‘IBORs’) became a priority for regulators. Most IBOR rates stopped being published by December 31, 2022, while certain and most used U.S. dollar LIBOR rates stopped being published by June 30, 2023.
During 2023, Ternium finished the transition to the alternative interest rates benchmark (mostly SOFR based) for the remaining outstanding loans that continued to be based in U.S. dollar LIBOR rates as of December 31, 2022. All newly transacted U.S. dollar floating rate financial liabilities will be linked to an alternative benchmark rate (e.g. SOFR + spread adjustments).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

29.    FINANCIAL RISK MANAGEMENT (continued)
The Company prepared a sensitivity analysis considering this situation and concluded that no material impacts derived from this change. The Company also enhanced its systems and internal processes to ensure smooth transition from IBOR to alternative benchmark interest rates.
1.2) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.
Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 34.8% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2023, in comparison with approximately 59.9% as of December 31, 2022. The investments in financial assets are as follows:

	As of December 31, 2023	As of December 31, 2022

Cash and cash equivalents	1,846,013	1,653,355

Other Investments - Current and Non-Current	2,186,420	1,975,490
Fixed Income (time-deposit, zero-coupon bonds, commercial papers)	1,025,207	576,784
Deposit certificates and investment funds	844,428	204,802
Commercial papers	129,798	323,386
Other	50,981	48,596
Bonds and other fixed income	1,160,230	1,395,853
Non - U.S. government securities	928,419	651,633
U.S. government and corporate securities	231,811	744,220
Other notes	983	2,853

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

29.    FINANCIAL RISK MANAGEMENT (continued)
As of December 31, 2023, trade receivables total $2,065.5 million ($1,180.7 million as of December 31, 2022). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of $1.4 million ($0.1 million as of December 31, 2022), credit insurance of $686.2 million ($520.6 million as of December 31, 2022) and other guarantees of $9.4 million ($7.0 million as of December 31, 2022).
As of December 31, 2023, trade receivables of $1,910.9 million ($1,089.1 million as of December 31, 2022) were fully performing.
As of December 31, 2023, trade receivables of $214.1 million ($101.5 million as of December 31, 2022) were past due (mainly up to 180 days).
The amount of the allowance for doubtful accounts was $59.5 million as of December 31, 2023 ($9.9 million as of December 31, 2022).
The carrying amounts of the Company’s trade and other receivables as of December 31, 2023, are denominated in the following currencies:

Currency	$ million

US dollar ($)	1,691
EU euro (EUR)	160
Argentine peso (ARS)	34
Mexican peso (MXN)	679
Brazilian real (BRL)	1,667
Colombian peso (COP)	79
Other currencies	1

4,311
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

$ million	2024	2025	2026	2027	Thereafter

Borrowings	940	9	744	94	359
Interests to be accrued (1)	189	164	134	96	153
Trade payables and other liabilities	2,253	46	18	17	65
Lease liabilities	52	47	33	31	78

Total	3,434	266	929	238	655
(1) These amounts do not include the effect of derivative financial instruments.
As of December 31, 2023, total cash and cash equivalents and other current and non-current investments less borrowings amounted to $1,886.0 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

29.    FINANCIAL RISK MANAGEMENT (continued)
1.4)    Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.11 and 0.07 as of December 31, 2023 and 2022, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

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

As of December 31, 2023 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	472,384	—	—	472,384
Derivative financial instruments	—	15,406	—	15,406
Trade receivables	2,065,499	—	—	2,065,499
Other investments	883,513	142,677	1,160,230	2,186,420
Cash and cash equivalents	1,367,235	478,778	—	1,846,013

Total	4,788,631	636,861	1,160,230	6,585,722

As of December 31, 2023 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	487,792	487,792
Trade payables	—	2,159,647	2,159,647
Derivative financial instruments	8,220	—	8,220
Finance lease liabilities	—	241,087	241,087
Borrowings	—	2,146,414	2,146,414

Total	8,220	5,034,940	5,043,160

As of December 31, 2022 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	197,686	—	—	197,686
Derivative financial instruments	—	227	—	227
Trade receivables	1,180,689	—	—	1,180,689
Other investments	483,209	96,428	1,395,853	1,975,490
Cash and cash equivalents	880,402	772,953	—	1,653,355

Total	2,741,986	869,608	1,395,853	5,007,447

As of December 31, 2022 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	64,968	64,968
Trade payables	—	1,102,264	1,102,264
Derivative financial instruments	505	—	505
Finance lease liabilities	—	239,149	239,149
Borrowings	—	1,031,865	1,031,865

Total	505	2,438,246	2,438,751

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
The following table presents the assets and liabilities that are measured at fair value as of December 31, 2023 and 2022:

	Fair value measurement as of December 31, 2023 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	478,778	478,778	—	—
Other investments	1,302,907	1,086,319	197,743	18,845
Derivative financial instruments	15,406	—	15,406	—

Total assets	1,797,091	1,565,097	213,149	18,845

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	8,220	—	8,220	—

Total liabilities	8,220	—	8,220	—

	Fair value measurement as of December 31, 2022 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	772,953	772,953	—	—
Other investments	1,492,281	1,283,284	164,980	44,017
Derivative financial instruments	227	—	227	—

Total assets	2,265,461	2,056,237	165,207	44,017

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	505	—	505	—

Total liabilities	505	—	505	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the years ended December 31, 2023 and 2022, corresponds to the initial investment and to the changes in its fair value, as follows:.

	Guarantee fund companies	Non - U.S. government securities

As of December 31, 2022	2,854	41,163
Disinvestment	(2,169)	(5,801)
Interest accrued	—	(4,137)
Changes in fair value	2,441	(3,657)
Reclassifications	—	(9,706)
Net foreign exchange gain	(2,143)	—
At December 31, 2023	983	17,862

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
3)    Accounting for derivative financial instruments and hedging activities
Depending on the nature of the hedged item, Ternium either recognizes its derivative financial instruments’ transactions in the statement of financial position at cost and subsequently measures changes on a monthly basis at fair value, or undertakes hedge accounting, classifying these transactions as cash flow hedges. While changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement, changes in transactions classified as cash flow hedges are disclosed as an equity reserve in the statement of comprehensive income. Ternium does not hedge its net investments in foreign entities.
Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly capital expenditures). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. Once the hedged item gets settled, the gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

29.    FINANCIAL RISK MANAGEMENT (continued)
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. As of December 31, 2023 and 2022, the effective portion of designated cash flow hedges (net of taxes) amounted to $15.9 million and nil, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).

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

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year-end.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

30.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment.

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after a new administration took office in Argentina in December 2023 certain restrictions were eased and other changes to such regulations are expected, at the date of these Consolidated Financial Statements the application of existing foreign exchange regulations remains uncertain and the scope and timing of upcoming changes remain unknown. The main currently applicable measures are described below:

• Access to the Argentine foreign exchange market (“MULC”) to pay for imports of services rendered by related and non-related parties (including royalties) on or before December 12, 2023, is subject to Argentine Central Bank approval. Currently, these approvals are rarely, if ever, granted. Access to the MULC to pay for imports of services that were rendered or accrued as from December 13, 2023, does not require government approval, but payment is deferred 30 calendar days as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or 180 calendar days (if rendered by a related party).

• The Argentine Central Bank is issuing newly created Bonds (“BOPREAL”) with a maturity of 4 years (2027) that can only be purchased in Argentine Pesos in the primary offerings by debtors under any such import debts and, then, such bonds can be sold for a price payable in foreign currency that can be used to pay suppliers under such debts, without having the importer any restriction to enter into any other foreign exchange transaction in the MULC. The secondary market of the BOPREAL is still in formation. In addition, from April 1, 2024 any such importer who purchased the bonds in the primary offerings may enter into the securities transactions described below to obtain foreign currency (for an amount that does not exceed in USD of the difference between the nominal value of the bonds and market prices when they are sold) to be able to pay the above-mentioned import debts, without having the importer any restriction to enter into any other foreign exchange transaction in the MULC. Access to the MULC to pay for imports that have obtained customs clearance as from December 13, 2023, does not require government approval but, it requires that the price is paid in four equal instalments payable on the 30th, 60th, 90th and 120th day counted from the customs clearance of the good imported.

• Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within five business days of collection. As from December 13, 2023, up to 20% of export proceeds can be sold for Argentine pesos through securities transactions resulting in a higher implicit exchange rate, as described further below. This percentage has changed over time.

• Access to the MULC to make dividend payments requires prior Argentine Central Bank approval. When required, Argentine Central Bank approvals are rarely, if ever, granted.

Ternium Argentina carries out all of its import and export transactions through MULC. Therefore, assets and liabilities in foreign currency as of December 31, 2023, have been valued considering the official exchange rates at the end of the period.

Under Ternium Argentina’s annual accounts as of December 31, 2023, and for the year then ended, revenues amounted to $3,419 million (2022: $3,830 million), net profit from continuing operations to $686 million (2022: $756 million), total assets to $5,083 million (2022: $5,258 million), total liabilities to $759 million (2022: $511 million) and shareholders’ equity to $4,324 million (2022: $4,747 million).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

30.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

Ternium Argentina’s cash and cash equivalents and other investments amounted to $1,094 million as of December 31, 2023, broken down as follows:
- $902 million in U.S. dollars-denominated instruments, in sovereign bonds issued by the Argentine Government and payable in U.S. dollars, and Argentine Treasury bonds related to the official exchange rate. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and currency exchange rates, leading to a potential significant reduction of such value in the consolidated financial statements.
- $136 million in negotiable obligations and promissory notes issued by Argentine export driven companies in U.S. dollars and mainly payable in Argentine pesos.
- $56 million in Argentine pesos-denominated instruments, mainly mutual funds.

Ternium Argentina’s financial position in ARS as of December 31, 2023, amounted to $103 million in monetary assets and $220 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate. The Argentine peso devaluated by approximately 55% upon the change of government. In the event of an additional devaluation, Ternium Argentina may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

On April 24, 2023, Ternium Argentina’s board of directors approved the payment of a dividend in kind in US dollar-denominated Argentine bonds for a total amount of up to $624 million. On May 4, 2023, Ternium received its share of the dividend in kind. Considering the impact of foreign exchange restrictions in Argentina and based on the value of the bonds in the international market, Ternium recorded in its equity a negative reserve as of the collection date. With the disposal of a portion of these instruments, the Company partially reclassified such reserve to financial results. The equity reserve amounted to approximately $113 million as of December 31, 2023, and will be reclassified to financial results upon disposal of the remaining bonds.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Financial Statements should be read taking into account these circumstances.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

31. TERNIUM TO INTEGRATE OPERATIONS IN THE USMCA

On February 14, 2023, Ternium's Board of Directors approved the construction of a new upstream production capacity project into the company’s existing downstream facility in Pesquería, Nuevo León, Mexico. The increased slab production capacity will complement and support the company’s new state-of-the-art hot rolling mill, which began operations in mid-2021, as well as the previously announced downstream project in Mexico. Ternium expects to invest approximately $2.4 billion toward the construction of an electric arc furnace (EAF)-based steel shop with annual capacity of 2.6 million tons, as well as a direct reduced iron (DRI) module with annual capacity of 2.1 million tons. The slab production capacity program will also include the construction of a port facility for raw material handling. Start of operations is anticipated to occur during the first half of 2026.

/s/ Pablo Brizzio
Pablo Brizzio
Chief Financial Officer

Item 19. Exhibits

Exhibit Number	Description

1.1	Consolidated Articles of Association of Ternium S.A., dated as of June 5, 2020*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

2.2	Description of securities***

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited****

4.3	Second Amended and Restated Shareholders Agreement, dated July 3, 2023, between Previdência Usiminas, Confab Industrial S.A., Mitsubishi Corporation, Nippon Steel Corporation, Prosid Investments S.A., Ternium Argentina S.A., Ternium Investments S.à r.l., and Usinas Siderúrgicas de Minas Gerais S.A.

8.1	List of subsidiaries of Ternium S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Statement explaining alternative performance measures

97.1	Clawback Policy

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on March 30, 2022 (File No. 001-32734 22787307).

**	Incorporated by reference to the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

***	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on March 30, 2023 (File No. 001-32734 23781454).

****	Incorporated by reference to the Registration Statement on Form F-1, filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

*****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on April 24, 2018 (File No. 001-32734 18771303).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TERNIUM S.A.

/s/ Pablo Brizzio
Name:	Pablo Brizzio
Title:	Chief Financial Officer

Date: March 27, 2024