Form 20-F
period 2024-12-31
Ternium S.A.
filed 2025-03-28
CIK 1342874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended 31 December 2024

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

CERTAIN DEFINED TERMS
In this annual report, unless otherwise specified or if the context so requires:
•References to "shares" are to ordinary shares, par value $1.00, of Ternium S.A.; and references to “ADSs” are to the American Depositary Shares, which are evidenced by American Depositary Receipts;
•References to “billions” are to thousands of millions, or 1,000,000,000;
•References to “Exiros” are to Exiros B.V., a Dutch corporation, and its subsidiaries under the brand “Exiros”;
•References to “finished steel products” are to steel products other than steel slabs;
•References to “San Faustin” are to San Faustin S.A., a Luxembourg société anonyme and Ternium S.A.’s indirect controlling shareholder;
•References to “Techgen” are to Techgen S.A. de C.V., a Mexican corporation, 48% owned by Ternium, 22% owned by Tenaris and 30% owned by Tecpetrol;
•References to “Tecpetrol” are to Tecpetrol International S.A., a wholly owned subsidiary of San Faustin;
•References to “Tenaris” are to Tenaris S.A., a Luxembourg société anonyme and a shareholder of Ternium S.A.;
•References to “Tenigal” are to Tenigal S.R.L. de C.V., a Mexican company, 51% owned by Ternium and 49% owned by Nippon Steel Corporation, or NSC;
•References to “Ternium,” the "company", “we,” “us” or “our” are to Ternium S.A. and its consolidated subsidiaries;
•References to “Ternium S.A.” are exclusively to Ternium S.A., a Luxembourg société anonyme;
•References to “Ternium Investments” are to Ternium Investments S.à r.l., a Luxembourg société à responsabilité limitée, and a wholly owned subsidiary of Ternium S.A.;
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

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION
Accounting Principles
We prepare our consolidated financial statements in accordance with IFRS Accounting Standards (International Financial Reporting Standards) as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union. IFRS differs in certain significant aspects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. Additionally, this annual report includes certain non-IFRS alternative performance measures such as “Net Cash” and “Free Cash Flow”. The reconciliation of non-IFRS alternative performance measures to the most directly comparable IFRS measures is included in Exhibit 15.1. We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022.

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
On December 31, 2024, the U.S. dollar sell exchange rate in Mexico (as published by Banco de México, the Mexican central bank) was MXN20.2683=$1.00; the U.S. dollar sell exchange rate in Brazil (as published by Banco Central do Brasil, the Brazilian central bank) was BRL6.1923=$1.00; the U.S. dollar sell exchange rate in Argentina (as published by Banco Central de la República Argentina, the Argentine central bank) was ARS1,032=$1.00; and the U.S. dollar average exchange rate in Colombia (as published by Banco de la República, the Colombian central bank) was COP4,409=$1.00. Those rates may differ from the actual rates used in preparation of the company’s consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into any of these currencies.
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
We use words such as “aim,” “will continue,” “will likely result,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are based on management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied by those forward-looking statements. These factors include the risks related to our business discussed under Item 3. “Key Information—D. Risk Factors,” and among them, the following:
•uncertainties about steel consumers’ behavior in the markets in which Ternium operates and sells its products;
•steel price changes and trends in the countries in which Ternium operates;
•the activities, in the markets in which Ternium operates, of existing and new competitors whose presence may affect Ternium’s customer mix, revenues and profitability;
•increases in the prices of raw materials, slabs, energy or other inputs, or other events affecting supply and demand of raw materials, slabs, energy or other inputs;
•economic, political, social and regulatory developments and conditions in the countries in which Ternium owns facilities or in other countries, which may impact Ternium’s business activities or investments;
•continuing or renewed inflation or deflation, and fluctuation of foreign exchange rates in the countries in which Ternium operates;
•volatility in interest rates;
•performance of financial markets globally and in the countries in which Ternium operates;
•contingencies associated with Ternium’s acquisition of a participation in Usiminas’ control group; failure or delay in completing Ternium’s strategy for Usiminas, or fully maximizing combined competitive strengths; the operating and financial performance of Usiminas and the Brazilian economy in general; and the trading price of Usiminas’ ordinary and preferred shares;

•changes to applicable laws and regulations, including changes relating to tax, trade and foreign exchange matters, or the imposition of recent or additional tariffs, quotas or other trade barriers or trade sanctions;
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
•international conflicts, public health epidemics and other political, social or economic conditions and developments in the countries in which we operate; and

•other factors or trends affecting the steel and mining industries generally and our financial condition in particular.

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
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on Ternium’s business, financial condition and results of operations, which could in turn affect the price of Ternium S.A.’s shares and ADSs.

Risks Relating to the Steel Industry

A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel, which would have a material adverse effect on the steel industry and Ternium.

Steel demand is sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products and are also affected by national, regional or global economic conditions. A downturn in economic activity would reduce demand for steel products, which would have a negative effect on the steel industry generally and specifically on our business and results of operations. In 2020, governmental measures adopted in response to the COVID-19 resulted in a severe contraction in gross domestic product and steel consumption globally, affecting Ternium’s main steel markets. In 2022, the Russian invasion of Ukraine led to higher commodity and energy prices, contributing to a global decrease in steel consumption. During 2022, 2023 and 2024, high inflation rates and tighter monetary conditions in the United States and Europe contributed to a weaker demand for steel products in these markets. Uncertainty regarding global or regional economic activity remains high. The recent surge in U.S. trade action is creating significant uncertainty in global markets and is expected to affect Mexico’s apparent steel demand until a definitive understanding of the final measures is achieved. For more information on the imposition of tariffs on steel imports into the United States, see “Certain Regulatory Risks And Litigation Risks - International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales and revenues and the overall business” and for further information on the investment climate and economic activity in Mexico, see “Risks Relating to the Countries in Which Ternium Operates – Mexico - Changes in, or the termination of, current trade agreements between the Mexico and the U.S., and controversies and disputes between the United States-Mexico-Canada Agreement (USMCA) member countries could adversely impact Ternium’s results of operations and net results”.

A protracted fall in steel prices or price volatility would have a material adverse effect on the results of Ternium.

Steel prices are volatile and are sensitive to trends in steel demand and raw material costs, such as steel scrap, iron ore and metallurgical coal costs. Historically, the length and nature of business cycles affecting steel demand and raw material costs have been unpredictable. Steel prices have been significantly fluctuating in response to market trends, costs of raw materials and world events (including, in recent years, the COVID-19 pandemic and international armed conflicts, such as the Russia-Ukraine war). For instance, U.S. prices of hot-rolled coils bottomed in 2020 to $485 per ton, peaked at $2,135 per ton in 2021, and then showed significant volatility during 2022, 2023 and 2024. A protracted fall in steel prices could result in lower revenues, adversely affecting Ternium’s operating results.

Furthermore, if raw material costs decline, the resulting reduction in steel production costs would not be immediately reflected in Ternium’s operating results as we would first consume existing inventories acquired prior to such raw material cost decrease (First In - First Out accounting methodology). Similarly, we may be unable to recover, in whole or in part, increased costs of raw materials and energy through increased selling prices on steel products, or it may take much time to do so.

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

Excess steel production capacity may require several years to be absorbed by demand and, consequently, may contribute to an extended period of depressed margins and industry weakness. International trade of steel products conducted under unfair conditions increases particularly during downturn cycles and as a result of production overcapacity. Unfair trade practices may result in the imposition by some countries (that are significant producers and consumers of steel) of tariffs, antidumping and countervailing duties, or other trade measures and may cause fluctuations in international steel trade. The imposition of such trade remedies or temporary tariffs on major steel exporters in significant steel producing countries could in turn exacerbate pressures in other markets, including those to which Ternium is exposed as exporters target such other markets to compensate, at least partially, for the loss of business resulting from the imposition of trade remedies or tariffs.

China is the largest steel producing country in the world, accounting for more than half of worldwide crude steel production, and Chinese exports of steel products to many countries, including exports to Europe, the United States and Mexico, have been subject to the imposition of antidumping and countervailing duties and other trade measures. A decrease in steel consumption or an increase in steel production in China, could cause aggressive Chinese steel export offers, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those to which we are exposed. For example, in 2023 there was a surge of flat steel product imports in Brazil of approximately 42% compared to 2022, mainly consisting of low-priced steel imports from China, adversely affecting Brazilian domestic steel production. In June 2024, the Brazilian government implemented a one-year quota system under which steel imports above certain quota are subject to a 25% tariff. Despite such measures, imports of flat steel products in Brazil grew an additional 11% in 2024, mainly consisting of low-priced steel imports from China. During 2024, the Brazilian government initiated anti-dumping investigations on imports of cold rolled and coated steel products from China, which are still ongoing. Similarly, a downturn in global or regional economic activity could encourage unfair steel trade practices adversely affecting the steel industry and Ternium’s business and results of operations. For further information, see Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations".

Sales may fall as a result of fluctuations in industry inventory levels or disruptions in Ternium customers’ supply chains.

Inventory levels of steel products held by our customers can vary significantly from period to period, as they either draw from existing inventory or accumulate further inventory in response to market conditions and prospects. As a result, purchased volumes may be irregular. In addition, supply chain disruptions could reduce customer demand for steel products. For example, in 2021, a global disruption in the automotive industry supply chain severely affected vehicle production and, in turn, affected our steel sales due to a global shortage of semiconductors; and in 2023, disruptions in the supply chain of the Argentine industry, due to constraints in the import of raw materials and intermediate goods in a context of tight foreign exchange restrictions, negatively impacted manufacturing activity and, as a result, steel demand in the country. Fluctuations in steel inventory levels and disruptions in customers’ supply chains can temporarily affect the demand for, and price of, steel products and, accordingly, Ternium may not be able to increase or maintain its levels of sales volume or prices.

Intense competition could cause Ternium to lose its market share and adversely affect its revenues.

The market for steel products is highly competitive, particularly with respect to price, quality and service. In both global and regional markets, Ternium competes against other global and local producers of steel products, which in some cases have greater financial and operating resources or direct and indirect governmental support. Competition could result in declining margins and reduced shipments. Competitors could use their resources in a variety of ways that may affect Ternium negatively, including by making additional acquisitions, implementing modernization programs, expanding their production capacity or investing more aggressively in product development among others. To the extent that competitors become more efficient, our sales could suffer as operations confront stronger competition and could fail to preserve their current share of the relevant geographic or product markets. In addition, there has been a trend toward steel industry consolidation among competitors, and current competitors in the steel market could become larger competitors in the future. For further information on competition and investments in the steel industry, see Item 4. “Information on the Company—B. Business Overview—Competition.”

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

Purchased slabs are a key component of Ternium’s production process. Industry consolidation and integration of slab making facilities into finished steel products have been reducing the availability of slabs in the global market. For example, in 2023 ArcelorMittal acquired Companhia Siderúrgica do Pecém (CSP), a Brazilian slab maker that used to be a significant supplier of slabs in the international markets. In addition, ArcelorMittal gradually integrated its slab facility in Lázaro Cárdenas, Mexico, with its steel processing facilities in other locations. Furthermore, in 2021 ArcelorMittal started-up a new hot-rolling mill in Lázaro Cárdenas that led to a further integration of its slab facility in that site. Additionally, the wave of trade sanctions imposed by the United States, the United Kingdom, and the European Union, among other countries, following the Russian invasion of Ukraine, against certain Russian institutions, companies and citizens, resulted in a disruption to the global supply of slabs and other inputs consumed in the steel production process. The resolution of the Russian-Ukraine armed conflict and its consequences in the global markets is still uncertain. New international sanctions against Russian steel companies or citizens could result in slab scarcity and/or increases in slab prices in the market, which would have a material adverse effect on Ternium’s business and results of operations.

We have usually been able to procure sufficient supplies of raw materials, slabs, energy and other inputs to meet our production needs; however, we could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of main inputs used in our operations (including as a result of strikes, lockouts, sanctions and other trade restrictions, accidents or natural disasters, armed conflicts, worldwide price fluctuations, the availability and cost of transportation, global epidemics or other factors) would result in lost sales and/or lower margins, and would have a material adverse effect on our business and results of operations. For further information related to effects of global events see “A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel, which would have a material adverse effect on the steel industry and Ternium”. For further information related to the consolidation trend in the steel industry see Item 4. “Information on the Company—B. Business Overview—Competition.”

Ternium depends on a limited number of key suppliers.

We depend on a limited number of key suppliers for the provision of certain key inputs. For example, Ternium Argentina and Ternium Brasil purchase iron ore mainly from Vale, a Brazilian company. There is a trend in the industry towards consolidation among suppliers of raw materials, slabs and other inputs. We have entered into long-term contracts for the supply of some (but not all) of our principal inputs and expect that such agreements will be maintained and, depending on the circumstances, renewed. However, if any key supplier fails to deliver, or if existing contracts cannot be renewed in the future, or if applicable regulations or sanctions limit or prohibit purchases from certain suppliers, we could face limited access to certain raw materials, slabs, energy or other inputs, or could be subject to higher costs and delays resulting from the need to obtain our input requirements from other suppliers.

Risks Relating To Ternium’s Business and Growth Strategy

Past or future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.

A key element of Ternium’s business strategy is to identify and pursue growth-enhancing opportunities. As part of that strategy, Ternium regularly considers acquisitions, greenfield and brownfield projects and other significant investments. Since its formation, Ternium has acquired and made significant investments in steelmaking and steel processing assets and businesses in Argentina, Brazil, Colombia, Venezuela, Central America, Mexico and the United States, including the acquisition of Mexican steel companies Hylsamex and Grupo Imsa (now Ternium Mexico), the acquisition of the then main integrated producer of flat steel in Argentina, Aceros Paraná (which then merged with Propulsora and other three steel industry companies and is now Ternium Argentina); the purchase of Brazilian steel slab producer CSA, and the acquisition of a participation in the control group of Usiminas, Brazil’s largest flat steel producer. In addition, the company built a new industrial center in Pesquería, Mexico, and is currently advancing with a new expansion plan, the largest in the company’s history, consisting of new steelmaking and new steel processing facilities in this industrial center and new port facilities for raw material handling in Brownsville, Texas. For information on significant investments, see Item 4. “Information on the Company—B. Business Overview—Our Business Strategy and —Capital Expenditure Program”.

Each acquisition, investment and growth project depends on market and financing conditions. We must necessarily base any assessment of potential acquisitions or organic investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our acquisitions or other investments may not perform in accordance with expectations and could have an adverse impact on our operations and profits. For information on additional risks related to significant investments, see “Ternium’s strategic growth projects could be delayed, the cost of those projects could increase, or Ternium’s competitiveness could be affected, if the operations of certain suppliers of heavy equipment are disrupted by geopolitical risk, adversely affecting Ternium’s growth opportunities and profitability”.

In addition, we may fail to find suitable acquisition targets, or to consummate our acquisitions under favorable conditions, or to successfully integrate any acquired businesses into our operations, realize expected synergies or accomplish the business objectives that were foreseen at the time of deciding any such investment. Moreover, Ternium may also acquire, as part of future acquisitions, assets unrelated to its business, and we may not be able to integrate them or sell them under favorable terms and conditions. Integration of any acquired businesses would require a significant amount of time and resources from management and employees. Finally, the existence of other minority shareholders at any acquired company, including Usiminas and its subsidiaries, could delay or prevent us from completing our strategy or fully maximizing our combined competitive strengths. For further information, see “Risks Relating to the Structure of Ternium S.A. - Existence of other shareholders in Ternium S.A.’s subsidiaries and associates could delay or prevent us from completing our strategy.” These risks could have an adverse impact on the ongoing business and a material adverse effect on our financial condition and results of operations.

Acquisitions may be subject to challenges or investigations by governmental authorities, including antitrust and consumer-protection authorities. The costs of complying with authorization or investigation procedures may be significant. Also, antitrust authorities are looking very closely at the effects of acquisitions and may deny authorizations, impose conditions that may result in significant costs or deprive Ternium from the advantages and expected synergies of acquisitions, or initiate investigations upon challenges brought by third parties. Challenges to acquisitions or other investments, and failure to obtain, or conditions imposed for the granting of, authorizations may block or delay transactions, which could have an adverse effect on our financial condition and results of operations.

The construction of Ternium’s new steel slab facility in Mexico could be delayed and its cost could increase, if the operations of certain suppliers of heavy equipment are disrupted by geopolitical risk or our commercial relationship with them is otherwise affected, adversely impacting Ternium’s growth opportunities and profitability.

We are building new steel making facilities in our industrial center in Pesqueria and new port facilities for raw material handling in Brownsville, Texas, as part of our plan to advance the continued integration of our industrial system and reinforce our position as a leading steel supplier in the region, in a market that demands differentiated products, focusing on operational efficiencies and long-term opportunities in North America.

The project is expected to be completed in 2026. For information on significant investments, see Item 4. “Information on the Company—B. Business Overview—Our Business Strategy and —Capital Expenditure Program”.

The proper execution of this project relies, among other factors, on timely manufacturing, delivery and commissioning of the equipment ordered, or to be ordered, for these new facilities. The imposition of government requirements, sanctions or tariffs as a result of trade or other geopolitical conflicts may prevent some of our suppliers of heavy equipment from shipping the equipment, or may result in shipping delays, or may limit our purchases or payments of products to such suppliers, and we may not be able to promptly procure such equipment from an alternative facility of such supplier or from other suppliers, or we may be required to purchase equipment at increased prices, which could result in increased expenses and/or a delayed execution of our growth plans, adversely affecting Ternium’s profitability and net worth.

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

We review periodically the recoverability of our investments. As of December 31, 2024, goodwill in connection with our Mexican subsidiaries amounted to $662.3 million and the carrying value of our investment in non-consolidated companies amounted to $468.5 million. If Ternium’s management determines in the future that the goodwill from its acquisitions, its investments in non-consolidated companies or the carrying value of its property, plant and equipment and other long-lived assets are impaired, Ternium will be required to recognize a charge against earnings, which could materially adversely affect our results of operations and net worth. In the past, Ternium recorded impairment charges several times. For example, as of December 31, 2012, September 30, 2014, December 31, 2015, and September 30, 2022, we wrote down our investment in Usiminas by $275.3 million, $739.8 million, $191.9 million and $120.4 million, respectively. In the fourth quarter of 2024, we recorded a $32.4 million impairment charge of certain mining assets from Las Encinas S.A. de C.V. ("Las Encinas"). See note 4(e)(2) “Accounting Policies – Intangible Assets – Mining Assets” to our consolidated financial statements included in this annual report, and for information on impairments recorded by Ternium, see note 4(f) “Accounting Policies – Impairment” of our audited consolidated financial statements included in this annual report.

In addition, in July 2023, Ternium increased its participation in Usiminas control group and began to consolidate Usiminas. As a result of this transaction, Ternium recorded a $1.1 billion non-cash net loss composed of (i) a loss of $935 million corresponding to items recognized as of the acquisition date, in “Other Comprehensive Income” related to Ternium’s previous stake in Usiminas. This negative reserve was mainly related to CTA losses due to the impact on Usiminas valuation of the depreciation, over the years, of the Brazilian Real versus the U.S. dollar, as Usiminas uses the Brazilian Real as its functional currency. As a result of the increase in the participation in Usiminas, items recognized in Other Comprehensive Income related to Ternium’s previous stake in Usiminas were recycled to the results of the period. The resulting $935 million loss was non-cash, had no income tax effects and did not change the value of Ternium’s equity; and (ii) a net loss of $171 million as a result of the purchase price allocation related to the business combination performed in the third quarter of 2023 and the remeasurement of Ternium’s previous stake in Usiminas. For further information, see note 3 “Acquisition of Business—Increase of the participation in Usiminas control group and new governance structure of Usiminas”, to our consolidated financial statements included in this annual report.

Any further write-downs to or revaluation of Ternium’s assets or investments could have a material adverse effect on Ternium’s results of operations or net worth.

If Ternium does not comply with laws and regulations designed to combat corruption in countries in which it sells its products, it could become subject to fines, penalties or other sanctions and to private lawsuits and Ternium’s sales and profitability could suffer.

We conduct our business in certain countries known to experience governmental corruption. Although Ternium is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that employees, representatives, associates or other persons may take actions that violate applicable laws and regulations that generally prohibit the offering or making of improper payments to any individual, including government officials, for the purpose of obtaining an undue benefit or undue advantage or keeping business, including laws relating to the 1997 Organization For Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and other anti-corruption laws adopted by the main countries in which we operate (including Mexico, Argentina, the United States, Brazil and Colombia), which impose strict criminal liability on companies for corrupt practices undertaken by their employees or representatives. In addition, we cannot give any assurance that we will detect all illegal activity that may have been conducted before the acquisition at any acquired business.

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

Labor conflicts in Mexican mining companies remain a concern, in some cases stemming from disputes over profit-sharing, known as PTU (Participación de los Trabajadores en las Utilidades), after the introduction in recent years of certain regulatory reforms. While Ternium’s mining companies have not been subject to strikes, we cannot rule out the possibility of labor conflicts if profitability were to decrease and PTU-related payments to weaken.

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

In addition, Usiminas uses the Brazilian real as its functional currency. Accordingly, any fluctuation of the BRL exchange rate will impact non-BRL balances’ exposure in Usiminas’ balance sheet and, therefore, impact Ternium’s balance sheet and results of operations. Additionally, as our participation in Usiminas is denominated in Brazilian reais, any fluctuation in the BRL/$ exchange rate will affect Ternium's balance sheet with impact in the statement of comprehensive income as currency translation adjustment.

Cyberattacks could have a material adverse impact on Ternium’s business and results of operations.

For purposes of carrying out its operations, Ternium relies heavily on information systems; and digital technologies have an increasingly significant role across the business. Although we devote significant resources to protect our systems and data, and continually monitor external developments and available information on threats and security incidents, we have experienced and we expect to continue to experience varying degrees of cyber incidents in the normal conduct of business, and also occasionally experience sophisticated cybersecurity threats including actual or potential unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, spoofing and/or other cyberattacks. Cybersecurity threats and incidents often arise from numerous sources, many of which fall beyond our control, such as fraud or malice from third parties, including fraud involving business email, failures of computer servers or other accidental technological failure, electrical or telecommunication outages or other damage to its property or assets.

Cybersecurity threats and incidents, such as phishing attacks, attempts to compromise user credentials, attempts to compromise firewall infrastructure, fake websites, impersonation and whaling, continued to increase throughout 2024. The sophistication of these attacks also grew at a fast pace. Microsoft has informed that the manufacturing sector was the industry most subject to ransomware attacks in 2024. Experts agree that cyberattacks are increasing in sophistication and frequency and call for a global response to cybersecurity threats, and regulators are placing increased focus on cybersecurity and its effects.

Cyber ecosystem risk is becoming more problematic. According to the World Economic Forum’s 2024 Global Cybersecurity Outlook, the gap between organizations that are cyber resilient and those that are not is widening, which is concerning in light of the interconnected nature of the cyber ecosystem. According to data set forth in such report, 41% of the organizations that suffered a material incident in the past 12 months attributed the incidents to a third party, and 54% of the organizations have insufficient visibility into the vulnerabilities of their supply chain. This raises a significant concern as even resilient companies may be exposed to the vulnerabilities of third-party suppliers, service providers or clients.

In addition, emerging technologies, like generative artificial intelligence (AI), which are becoming available more widely and faster, are expected to exacerbate cyber resilience challenges. Approximately half of executives surveyed at the 2024 World Economic Forum’s annual meeting on cybersecurity stated that advances in adversarial capabilities (phishing, malware, deepfakes) present the most concerning impact of generative AI on cybersecurity concerns.

During 2024, we have not experienced any incidents impacting business-critical IT systems.

In this context, we continue to seek to improve cybersecurity controls, processes and procedures to monitor, detect, evaluate and respond to hacking, malware infection, cybersecurity compromise and other risks. In addition, we carry out cybersecurity awareness and ethical phishing campaigns aimed at protecting us against cyberthreats. Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems and measures that we have put in place to prevent or limit the effects of cyber incidents or attacks and the mitigation actions adopted in connection with such attacks will be sufficient to prevent or detect such incidents or attacks, to avoid a material adverse impact on our systems. While we continue to attempt to mitigate these risks, there remains the risk of additional known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks.

If Ternium’s systems and measures for protecting against cybersecurity risks are circumvented or breached, this could result in disruptions to its business and operations (including but not limited to, defective products, production downtimes or loss of productivity), access to financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including intellectual property and customer data), as well as damage to our reputation with customers and the market, failure to meet customer requirements, customer dissatisfaction and/or regulatory fines and penalties (including for inadequate protection of personal data and/or failure to notify the competent authorities for such breach) or other financial costs and losses.  In addition, failure to adequately and timely monitor and evaluate our hardware and software systems and applications to prevent or manage technology obsolescence risks may result in increased costs, operational risk of service failure, and the loss of technology competitiveness and reputation.

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

Ternium’s business has been, and in the future could be, affected by severe weather conditions in areas where operations are carried out, which could materially damage our production facilities and general infrastructure or affect the normal course of business, and result in a material adverse effect on Ternium’s financial results. Extreme weather events and natural disasters, such as hurricanes, cyclones, droughts, floods and fires could affect businesses’ operations, workforce, markets, infrastructure, raw materials and assets. For example, in 2024, a power outage caused by a supercell storm disrupted operations at Ternium’s San Nicolás unit in the Buenos Aires province, Argentina. In addition, in the last few years, low water levels at the Paraguay and Paraná waterways disrupted on several occasions the supply of iron ore from Brazil’s iron ore mines in the Pantanal Region (Mato Grosso do Sul state) to Ternium Argentina, requiring from time to time the procurement of higher-cost iron ore from alternative sources and an increase of iron ore inventories.

The communities surrounding our main operation sites in Argentina, Brazil and Mexico are vulnerable to flooding due to extreme weather events. In the past, certain operations in Brazil and Argentina experienced intense rainfall affecting personnel’s access to the facilities. In addition, as Ternium Mexico’s facilities are located at water stressed areas, its operations in the country could be affected by water shortages and/or increased water costs, including as a result of measures taken by local governments to prevent or deal with critical situations caused by severe draughts. For example, in response to severe draughts affecting the metropolitan area of Monterrey in the state of Nuevo León, Mexico, in 2022 the national water authority suspended new freshwater use concessions in the Monterrey area and such concessions remain suspended. In addition, a new bill on management and distribution of water is being discussed in the Mexican Congress as part of a broader effort by the Mexican government to ensure access to water as a human right and improve water sustainability. The Mexican government has also launched a national plan to tackle water scarcity which, among other initiatives, is reviewing water concessions. Although these events did not have a significant impact on Ternium’s operations in the region, we cannot predict future implications of the new water regime to Ternium’s operations in Mexico, or the impact of future similar events, in Mexico or elsewhere, on Ternium’s operations and financial condition.

Extreme weather conditions can also disrupt Ternium’s supply chain. For example, in 2024, Hurricane Beryl disrupted vessel traffic at the Port of Brownsville by diminishing the port’s draught. This negatively affected the supply of slabs to Ternium’s processing facilities in Mexico for approximately two months, which in turn impacted our shipments of finished steel products.

Extreme weather events and natural disasters could result in damage to property, delays in production or shipments and, in extreme cases, death or injury to persons. Any of the foregoing could create liability for Ternium.

Also, chronic climate changes, such as changes in precipitation patterns and rising temperatures and sea levels may result in increased operating costs or capital expenditures, due to supply shortages or damage to facilities, personnel evacuation, increased insurance premiums or reduced availability of insurance, decreases in revenue derived from lower sales, disruption of operations or lower production levels, negative impact on workforce and write-offs and/or early retirement of assets, all of which could adversely affect our financial condition, results of operations and cash flows.

Ternium does not carry business interruption insurance, and the insurance that Ternium maintains for property damage and general liability may not be adequate or available to protect us under such events, its coverage may be limited, or the amount of insurance may be less than the related loss.

Risks Relating to the Mining Activities

Ternium has equity interests in two iron ore mining companies: a 100% interest in Las Encinas and a 50% interest in Consorcio Peña Colorada S.A. de C.V. ("Consorcio Peña Colorada"). Ternium’s mining activities are located in Mexico. In addition, Usiminas holds a 70% equity interest in Mineração Usiminas, a mining company located in

Brazil. For information related to the risks of doing business in Brazil and Mexico see “Risks Relating to the Countries in Which Ternium Operates”. In addition, Ternium’s mining activities are subject to the following risks:

Operational accidents and unexpected natural catastrophes may damage the environment, destroy properties and affect production or cause injuries and death, which would adversely impact Ternium’s operations and profitability, and result in material liabilities.

Las Encinas, Consorcio Peña Colorada and Mineração Usiminas carry out extractive, processing and logistical operations. Liabilities associated with such mining activities include those resulting from tailings and sludge disposal, effluent management, iron ore pulp and fines transportation, and rehabilitation of land disturbed during the mining processes. The operations involve the use, handling, storage, discharge and disposal of hazardous substances and bulk material, and the use of natural resources. The iron ore mining industry is generally subject to significant risks and hazards, including environmental pollution, such as spilling or emissions of polluting substances or other hazardous materials; operational incidents, such as open-cut pit wall failures, rock falls, tailings dam breaches or incidents from the storage, transportation or use of explosives; transportation incidents, involving mobile equipment or machinery, slurry pipes and cable transportation; and may also be subject to unexpected natural catastrophes including heavy rain and hurricanes, and high seismic activity affecting our operations in Mexico. This could result in environmental damage, damage to or destruction of properties and facilities, personal injury or death, and delays in production. For example, in January 2022, unusually heavy rains damaged internal roads and drainage systems, affecting Mineração Usiminas’ iron ore production and shipments during that month. By March 2022, Mineração Usiminas was able to fully normalize its operations.

Las Encinas’ and Consorcio Peña Colorada’s tailings dams meet the strictest international seismic standards, but for a tailings dam in which new reinforcements are expected to be completed by Consorcio Peña Colorada by year-end 2025 in order to reduce risks of collapse under a severe earthquake. This reinforcement project follows recommendations arising from stability studies conducted with the assistance of independent consultants. Although Ternium believes that, once completed, Consorcio Peña Colorada’s investment project will further mitigate the risk of incidents or failures at its tailings dam, failures or breaches may still occur prior to, or after, completion of reinforcement works. Furthermore, we cannot guarantee that failures or breaches will not occur in any tailings dam even when meeting the strictest international seismic standards. For further information, see Item 4. “Information on the Company - B. Business Overview - Mining”.

Mineração Usiminas, Las Encinas and Consorcio Peña Colorada may also be subject to claims under federal and local laws and regulations for air pollution, toxic torts, natural resource damages and other damages, as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Claims for damages and reclamation may arise out of current or former conditions at sites that Ternium owns, leases or operates or at inactive sites that it currently owns, leased-land sites and third-party waste disposal sites. We may be held responsible for other sites in the future. It also could be subject to litigation for alleged bodily injuries arising from claimed exposure to hazardous substances allegedly used, released, or disposed of by Ternium. Environmental damages caused by mining operations may result in costs and liabilities that could materially and adversely affect Ternium’s margins, cash flow and profitability. Third-party claims based on environmental or physical damages may exceed the limit of liability of the insurance policies that Ternium may have in place.

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

Mining activities are subject to specific regulations and depend on concessions and authorizations granted by governmental authorities. Increased government intervention or amendments to applicable laws and regulations as well as claims or legal actions from native or local communities or other third parties, may alter the terms pursuant to which mining companies are required to pursue exploration, mining and ore processing activities. Selected mining technologies, additional infrastructure requirements, new taxes and/or royalties may be imposed on mining activities, leading to unexpected capital expenditures, higher costs or a reduction in mineral reserves and/or resources. For example, in 2011, the state of Minas Gerais imposed a rate for the controlling, monitoring and supervision of exploration and mining activities of mineral resources, which determines a fix value per ton sold. In addition, in 2019, the Brazilian federal and state governments issued dam licensing regulations and imposed new conditions in connection with population in the self-rescue zones, including guarantee of stability, expropriation or relocation of the population and de-characterization of dams, which resulted in increased operating costs.

In April 2023, Mexico approved a significant reform to its mining laws. Among other changes, new mining activities were prohibited in certain areas with superficial bodies of water -which are of federal jurisdiction-, and areas declared as natural reserves by federal or local governments. In addition, governmental authorities are authorized to order the removal of existing tailings deposits under certain location or risk circumstances. The new legislation prohibits the use of national waters for the transportation of certain materials, grants to the Mexican geological service exclusive rights to conduct exploration activities, and requires mandatory bidding processes for new exploration and exploitation concessions, limiting concessions to a 30-year duration with 25-year automatic extension and a further 25-year extension following a prior bidding process. Concessions may be revoked on certain grounds, including for failure to initiate or interrupt operations within a specified timeframe or to file a mine closing plan, and accidents may be punished with increased fines and other penalties. In addition, new permits entailing an increase in water consumption in the regions where Las Encinas and Peña Colorada operate are subject to new conditions on water availability. Granting of new mining rights by the federal government are also subject to new water consumption permits based on such new conditions. The reform also regulates royalties and profit sharing with local communities, and mandates consultation processes with native and Afro-Mexican communities. The Supreme Court is reviewing the constitutionality of the new legislation.

For further information on risks, including regulatory risk, relating to our operations in Mexico, see “Risks Relating to the Countries in Which Ternium Operates - Mexico.”

Iron ore exploration and exploitation concessions in Brazil and Mexico as well as water concessions in Mexico may be revoked if the competent government authorities determine that mining companies do not comply with their obligations under the respective concession terms and agreements. Ternium may fail to comply with its commitments regarding certain concessions in Mexico if the security situation in those areas worsens. Furthermore, the exploration and exploitation of mines require the obtention of a right of use and occupancy of the land where the mines are situated. Even though government regulations frequently establish provisions intended to facilitate the granting of such rights, in some cases it may be difficult to reach and maintain agreements with the native or local communities or landowners, or such agreements may be excessively onerous.

If Las Encinas, Consorcio Peña Colorada or Mineração Usiminas cannot secure use and occupancy rights on acceptable terms, their mining activities may be compromised. In addition, Las Encinas, Consorcio Peña Colorada or Mineração Usiminas must obtain, in the normal course of their business, permits to operate new iron ore bodies at the mines and permits for the expansion of Las Encinas’ and Peña Colorada’s tailings deposit capacity and the use of areas for Mineração Usiminas’ stocking piles and filtered waste. If Las Encinas, Consorcio Peña Colorada or Mineração Usiminas are unable to timely obtain required permits or fail with a timely completion of their ongoing projects related to tailings deposit capacity, they may need to alter their mining and/or production plans, which could lead to unexpected capital expenditures, higher costs and/or a disruption of mining activities.

Ternium’s reserve and resource estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves and resources uneconomical to mine or cause Ternium to revise its reserve or resource estimates.

Mineral reserves and resources are estimated quantities of ore that Ternium has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and resources and in projecting potential future rates of mineral production, including factors beyond our control. Reserve and resource calculations involve estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve and resource estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Reserve and resource estimates also depend on assumptions relating to the economic viability of extraction, which are established through the application of a life of mine plan for each operation or project providing a positive net present value on a forward-looking basis, using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. These forecasts and projections involve assumptions and estimations that, although Ternium believes are reasonable at the time of estimating its reserves and resources, may change in the future and may fail to anticipate geological, environmental or other factors or events that could make it difficult or unprofitable to mine certain ore deposits.

For further information on Ternium’s resource and reserve estimations see Item 4. “Information on the Company - B. Business Overview - Mining - Iron Ore Mineral Reserves and Resources”.

In addition, our reserve and resource estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. As a result, no assurance can be given that the indicated amount of ore will be recovered from our reserves and resources, or that it will be recovered at the anticipated rates, or that extracted ore will be converted into saleable production over the mine life at levels consistent with its reserve and resource estimates. Reserve or resource estimates may vary in the future, and results of mining and production subsequent to the date of an estimate may lead to future revisions of estimates. Estimates of mine life may require revisions based on actual production figures, changes in reserve and resource estimates and other factors. For example, fluctuations in the market prices of minerals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties or other factors may affect Ternium’s mine life projections. Certain reserves and resources may have a low level of projected profitability. If market price fluctuations or changes in operating and capital costs increase the cost to explore, locate, extract and process iron ore, making it uneconomical to mine, we may be required to lower our reserve or resource estimates. In addition, the mining of certain reserves and resources depend on our ability to reach agreements with local communities, the failure of which could result in a decrease in reserve and resource estimates.

Exploration activities are subject to uncertainties as to the results of such exploration; even if the exploration activities result in the discovery of ore deposits, the effective exploitation of such deposits remains subject to several risks.

Exploration activities are highly speculative, involve substantial risks and may be unproductive. Ternium may incur substantial exploration costs which may not yield the expected results. Failure to find sufficient and adequate ore resources could adversely affect our business. In addition, even if ore deposits are discovered, exploitation activities may be delayed for a long time during which market conditions may vary. Significant resources and time must be invested to establish ore resources through exploration, define the appropriate processes, obtain environmental licenses, concessions and permits (including water usage permits), acquire land, build the necessary facilities and infrastructure for greenfield projects and obtain the ore or extract the metals from the ore. If a project is not economically feasible by the time it can be exploited, we may incur substantial write-offs.

Inability to complete activities required to maintain iron ore and pellets production rates over time could increase Ternium’s steel production cost.

Mining requires continuous investment and activities to sustain production rates such as the design of mining projects, the granting of environmental permits, the development of iron ore reserves and/or tailings dams, and the successful execution of civil works. A large share of Mineração Usiminas’ iron ore reserves and resources are made of an iron ore quality called “Compactos”, which cannot be processed in its current facilities or may be processed at substantially lower rates. Processing “Compactos” iron ore at a rate similar or higher than current processing rates, would require significant capital expenditures in new equipment and facilities. If Mineração Usiminas does not approve or fails to timely develop the project, or fails to obtain the required governmental approvals or to secure key supply agreements on reasonable terms, including for logistics and energy services, Mineração Usiminas’ iron ore shipments will stop once the reserves of other iron ore qualities are depleted, negatively affecting Ternium’s net sales and operating results. On the other hand, if Ternium’s mining companies in Mexico fail to timely carry out the activities required to maintain iron ore and pellet production rates over time, Ternium may be required to substitute self-produced lower-cost iron ore with third-party iron ore to supply its steel operations, with a consequent increase in steel production costs.

Expected costs and capital expenditure requirements for exploration, exploitation or restoration activities may vary significantly and affect Ternium’s financial condition and expected results of operations.

Ternium may be subject to increased costs or delays relating to the acquisition of equipment for the exploration and exploitation of ore deposits, or restoration of exhausted mines. Moreover, we may face increasing costs or capital expenditure requirements related to several factors, including changes in environmental regulations, diminished iron ore reserve grades, deeper pits and operational sections of our mines, iron ore deposits within the pit area that are more difficult to locate or extract, additional maintenance works in dams, tailings and waste piles, and ponds, and increased energy supply requirements that may be difficult to obtain. Adverse mining conditions and other factors related to the operation of the mine and mining facilities during their life cycle, whether permanent or temporary, may lead to a significant increase in projected capital expenditures and costs and may affect our ability to produce the expected quantities of mineral, negatively affecting our financial condition and expected results of operations.

Difficulties or disturbances in the relationship with local communities may adversely affect Ternium’s mining activities and results of operations, and increasing violence and crime in Mexico could result in temporary or even permanent shut down of our Mexican mining operations.

Local communities, groups or individuals living or owning land near the areas where we operate may take actions to oppose or interfere with our mining activities. Even if a community has an agreement in place with Ternium, internal disputes within that community could result in blockades to disrupt our mining operations or iron ore transportation, or in legal proceedings to suspend mining activity. Although we make significant efforts to maintain good relationships with all communities, actions taken by them (or by interest groups within those communities), including requesting the authorities to revoke or cancel concessions or permits, may hamper our ability to conduct mining activities as planned, prevent us from complying with agreements or commitments with the government, or significantly increase the cost of exploring and/or exploiting the mines, thereby adversely affecting our business and results of operations.

Mexico

In the past, Ternium’s mining operations in Mexico faced actions by certain native or local communities demanding higher compensation or other benefits, or seeking to stop mining activities. Although attempted legal actions have not succeeded, under Mexican law judges can preemptively suspend environmental or other permits or concessions and take certain other measures to protect the “ejidos” (land jointly owned by native communities) until the claim is resolved. An adverse court decision suspending or revoking permits, or a blockade or occupation of our facilities, could adversely impact Ternium’s mining activities and results of operations.

In recent years, the security situation in Aquila, where Las Encinas has its main mining operation, worsened, with growing violence in the region being caused by criminal groups seeking territorial control and the exploitation of economic resources. In addition, a long-standing internal dispute between two differentiated groups of a native community prevented the election of community representatives and stirred a great deal of turmoil. In January 2023, two main community leaders went missing, which triggered an investigation by the Attorney General’s office that resulted in the arrest of three suspects. The ensuing crisis forced Las Encinas to keep its main mining operation idled during the first half of 2023. Similarly, the Jalisco area, where Consorcio Peña Colorada operates, is not exempt from the presence of criminal groups and, consequently, security has also deteriorated in such region.

If violence and conflict persist or escalate in the regions where Ternium has its mining operations, Ternium’s mining activities in Mexico may be partially or totally suspended, or even permanently shut down.

Risks Relating To The Structure Of Ternium S.A.

Changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results.

Ternium is subject to tax laws in numerous foreign jurisdictions where it operates. The integrated nature of Ternium’s worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. Most of the jurisdictions in which Ternium operates have double tax treaties with foreign jurisdictions, which provide a framework for mitigating the risk of double taxation on Ternium’s results. However, in case double taxation persists, dispute resolution mechanisms developed to resolve such potential conflicting claims are largely untried and can be expected to be very lengthy.

In recent years, tax authorities around the world have increased their scrutiny of companies’ tax filings and have become more rigid in exercising any discretion they may have. In 2015, the OECD proposed a number of tax law changes under its Base Erosion and Profit Shifting (BEPS) Action Plans to address issues of base erosion transparency, coherence and substance. Most of the countries in which Ternium operates have already implemented at least some of those changes within their own domestic tax legislations.

In 2019, the OECD launched a new initiative on behalf of the G20 under the format of a two pillars solution targeting to minimize profit shifting by working towards a global tax framework that ensures that corporate income taxes are paid where consumption takes place (Pillar 1) and targeting to introduce a global standard on minimum taxation (Pillar 2) both combined with new tax dispute resolution processes. This project achieved OECD political consensus in October 2021. Pillar 2 applies to Ternium as from 2024; Pillar 1 is still under discussion.

On January 20, 2025, the United States announced that it would withdraw from the OECD Global Tax Deal and that any prior commitments made by the United States will no longer have any force or effect. The memorandum announcing the withdrawal also directed the U.S. Secretary of the Treasury to develop and deliver to President Trump, within 60 days, a list of protective measures or other options towards foreign countries that are either not in compliance with any tax treaty with the United States or have, or are likely to have, tax rules that are extraterritorial or disproportionately affect U.S. companies.

At the EU level, the European Commission adopted in 2016 its Anti-Tax Avoidance Directive, or ATAD, later on expanded by ATAD 2, which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed. In addition, the European Commission drafted a directive aiming to avoid the use of shell entities (ATAD 3), which is still under discussion. Also, the European Commission adopted in December 2022 another directive to impose a global minimum taxation for multinational companies in the E.U., following Pillar 2’s initiative. This new directive became effective in 2024.

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

Ternium S.A. is a holding company and conducts all its operations through subsidiaries. Dividends or other intercompany transfers of funds from those subsidiaries are Ternium S.A.’s primary source of funds to pay its expenses, debt service and dividends and to repurchase shares or ADSs.

The ability of our subsidiaries to pay dividends and make other payments to their shareholders will depend on their results of operations and financial condition. If earnings and cash flows of our operating subsidiaries are substantially reduced, Ternium S.A. may not be in a position to meet its operational needs or to pay dividends. In addition, such dividends and other payments could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the transfer of money to foreign accounts or the payment of dividends, and agreements and commitments of such subsidiaries. For example, in recent years, Argentine regulations have significantly impaired Ternium Argentina’s ability to transfer dividends abroad and, therefore, Ternium Argentina resorted to the payment of dividends in kind using U.S. dollar-denominated Argentine sovereign bonds. For information on exchange controls in Argentina, see note 30 “Foreign exchange restrictions in Argentina” of Ternium’s audited consolidated financial statements included in this annual report; and “—Risks Relating to the Countries in Which Ternium Operates – Argentina: Exchange controls in Argentina could negatively impact Ternium Argentina’s operations, preventing Ternium from importing raw materials, paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market”.

Ternium S.A.’s ability to pay dividends to shareholders is subject to legal and other requirements and restrictions in effect at the holding company level. For example, Ternium S.A. may only pay dividends out of net profits, retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg law and regulations. In addition, dividend distributions (which are currently imputed to a special tax reserve and are therefore not subject to Luxembourg withholding tax) may be subject to Luxembourg withholding tax if current Luxembourg tax law were to change or if the special tax reserve were to be exhausted.

Ternium S.A.’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of February 28, 2025, San Faustin beneficially owned 65.03% of Ternium S.A.’s share capital and Tenaris, which is also controlled by San Faustin, held 11.46% of Ternium S.A.’s shares and voting rights. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, (“RP STAK”), holds voting rights in San Faustin sufficient in number to control San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of Ternium S.A.’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interest of other shareholders. In addition, Ternium S.A.’s articles of association permit its board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, Ternium S.A.’s controlling shareholder may cause its board of directors to approve in certain cases an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest. See “Risks Relating to Ternium S.A.’s ADSs – Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

Existence of other shareholders in Ternium S.A.'s subsidiaries and associates could delay or prevent us from completing our strategy.

Ternium S.A. does not own 100% of the interests in certain of its subsidiaries. As of February 28, 2025, 26.0% of Ternium Argentina was held by the Administración Nacional de la Seguridad Social, or ANSeS, Argentina’s governmental social security agency, and 11.4% was publicly held. In addition, 22.7% of Usiminas’ ordinary shares were held by the NSC Group, 4.9% by Previdência Usiminas and 22.9% were publicly held, and 0.6% of Usiminas’ preferred shares were held by the NSC Group and 97.5% were publicly held. Furthermore, Ternium holds a 51%

ownership interest in Tenigal (with NSC holding the remaining 49%); a 50% equity interest in Consorcio Peña Colorada (with ArcelorMittal holding the remaining 50%); and a 48% equity interest in Techgen. The existence of other shareholders in these companies could prevent Ternium from taking actions that, while beneficial to the company, might not be beneficial to each relevant subsidiary or associate considered separately. As a result, Ternium could be delayed or prevented from completing its strategy or fully maximizing its competitive strengths.

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

Ternium’s results of operations are subject to the risks of doing business in emerging markets, principally in Mexico, Brazil and Argentina, and have been, and could in the future be, affected from time to time to varying degrees by economic, political, social, regulatory and legal developments, such as nationalization, expropriation or forced divestiture of assets; restrictions on production, domestic sales, imports and exports; travel or trade bans; interruptions in the supply of essential energy inputs; restrictions on the exchange or transfer of currency; inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; or other events, including wars and other international conflicts, natural disasters, chronic climate changes and public health epidemics; civil unrest and local security concerns that threaten the safe operation of its facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract rights; and delays or denial of governmental approvals. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected countries and, depending on their materiality, on the results of operations and financial condition of Ternium as a whole.

Mexico

Ternium has significant manufacturing operations and assets in Mexico and a significant share of its sales are made to customers in this country. In addition, a significant portion of Ternium’s sales in Mexico are directed to the Mexican manufacturing industry, which in turn exports a large share of its production to the U.S. market. Our business could be materially and adversely affected by economic, political, social and regulatory developments in Mexico.

Political, economic and social conditions and government policies in Mexico could negatively impact Ternium’s business and results of operations.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican economy tends to be affected by changes in the economic environment in the United States, including changes to trade conditions. In addition, actions and policies adopted by the Mexican government could have a significant impact on the economy and market conditions affecting Ternium’s operations in Mexico. During 2024, the Mexican Congress approved several constitutional reforms aimed at restructuring the judicial system and increasing state control over key sectors, including energy, telecommunications, and natural resources. This increased regulatory oversight has led to a more unpredictable business environment. A deterioration in Mexico’s economy, a re-emergence of social instability, political unrest, reduction in government spending, increased government intervention, exchange rate and financial market volatility, or other adverse political, economic or social development, could adversely affect our business, results of operations, financial condition or liquidity. Adverse economic conditions in Mexico could also result in higher inflation and interest rates coupled with reduced opportunities for funding or refinancing, reduced domestic consumption of our products, decreased operating results and delays in the completion of ongoing and future capital expenditures.

Energy reforms and the evolving regulatory landscape in Mexico could adversely impact Ternium’s results of operations and net results.

In the last few years, the Mexican government has made various attempts to amend energy rules and regulations impacting the supply and cost of energy.

Since December 2018, the Mexican government has been introducing changes to electricity regulations, including amendments to the Energy Industry Law, or LIE, and a bill to reform the Constitution, which was rejected by the

Mexican Congress in 2021. These changes aimed to grant priority to Mexico’s state-owned electric power generation and distribution company, or CFE, over private generators in the supply of electric power to the Mexican market and mandated a revision of power generation and transaction agreements between CFE and independent electric power suppliers. The intended reforms were challenged in court and, in January 2024, the Supreme Court ruled against the constitutionality of certain provisions of the LIE reform.

In response, the Mexican President announced a new proposal for an ambitious constitutional reform covering a wide range of topics, including energy matters. For example, changes have been introduced to the constitutional status of CFE and Pemex, resulting in increased government intervention in their policies at the expense of their boards’ independence.

The energy reform has introduced significant regulatory and legal uncertainties for energy companies, affecting their operations, financial performance, and strategic planning. Companies have had to navigate a complex and evolving regulatory landscape, invest in compliance programs, and reassess their investment strategies to mitigate the risks associated with these reforms. Uncertainty remains as to whether the Mexican government or any of its decentralized bodies will introduce new reforms to the energy market or adopt any measure that may further affect the energy supply or increase its cost. Any such new changes or measures could negatively affect our operations or those of Techgen, where Ternium holds a 48% equity interest and which supplies electricity for most of our Mexican operations. At this stage, we cannot assess the potential effects of any new governmental initiative on Ternium’s operations and the Mexican economy in general and, consequently, on the results of operations and financial conditions of our businesses in Mexico.

Violence and crime in Mexico could negatively impact Ternium’s business and operations.

Mexico is subject to significant levels of violent crimes and, notably, the regions where Ternium’s mining operations are located are subject to an increasing level of criminality, which resulted in an alarming deterioration of security conditions in the region. For more information on the events affecting our mining operations in Mexico, see “– Risks Relating to Ternium’s Mining Activities – Difficulties in relationships with local communities may adversely affect Ternium’s mining activities and results of operations, and increasing violence and crime in Mexico could result in temporary or even permanent shut down of Ternium’s Mexican mining operations.” Security issues could affect our day-to-day operations and could also result in an economic slowdown, reducing domestic demand for its products and thereby having an adverse effect on our business. A deterioration of the security situation or a surge in violence could result in significant obstacles or additional costs to the implementation of growth plans in Mexico, including delays in the completion of capital expenditures.

Changes in existing trade arrangements between Mexico and the U.S. and controversies or disputes between USMCA member countries could adversely impact Ternium’s results of operations and net results.

The USMCA became effective in July 2020 replacing the North American Free Trade Agreement (NAFTA). Previously, in 2019, Mexico and the United States had agreed to waive a 25% tariff on steel products exported to the United States (which had been imposed in 2018) subject to continuous monitoring for surges in steel imports and transshipment into the United States of material that was not imported from Mexico or Canada. Early in 2024, the United States expressed concerns regarding unfair practices in the U.S. market from steel produced in third countries that was allegedly being circumvented through Mexico. In response to such concerns, Mexico implemented additional measures aimed at improving information and transparency as well as preventing circumvention practices in connection with steel imports into the Mexican market from countries with which Mexico lacks a formal trade agreement. In addition, in July 2024, Mexican and Canadian exports to the United States of steel products melted and poured outside the USMCA region became subject to a 25% tariff under Section 232 of the Trade Expansion Act of 1962. Finally, early in 2025, the U.S. government imposed a 25% tariff on virtually all imports of steel and on certain steel derivatives, revoking previously negotiated country-specific exemptions and quota arrangements.

In addition, on February 1, 2025, the U.S. government announced the imposition, through the International Emergency Economic Powers Act ("IEEPA"), of tariffs applicable to all products imported from Mexico, Canada and China. As of the date of this annual report, Mexican and Canadian products that comply with USMCA preferential rules of origin, are exempt from this tariff. Further, the Trump administration announced that the U.S. would implement reciprocal tariffs with trading partners by April 2025.

On March 26, 2025, the U.S. government announced a 25% tariff under Section 232 on all imported automobiles produced outside the U.S., effective from April 3, 2025. This tariff will also apply to key auto parts such as engines, transmissions, powertrain parts and electrical components starting on May 3, 2025. However, vehicles and parts that comply with the USMCA will only be subject to this tariff on their non-U.S. specific content, and, in the case of auto parts, only when the government establishes a process to exempt U.S. content from tariffs.

This new set of tariffs and other potential commercial measures could affect market prices and dynamics, supply chains, and cost structures, and result in a prolonged or escalated trade war.

Moreover, the USMCA is scheduled for its first joint review on July 1, 2026, allowing the three member countries to assess the agreement and propose revisions. The review signals the beginning of a 10-year countdown to the USMCA’s expiration in 2036, unless the parties agree to extend the agreement. Amendments to, or the termination of, current trade agreements between Mexico and the U.S. could materially and adversely affect Ternium’s shipments, results of operations and net worth.

The introduction of new tariffs could further increase costs for Mexican exporters and, consequently, reduce Mexico’s competitiveness in the U.S. market. Particularly, new tariffs on imports of Mexican manufactured products to the U.S. market could negatively affect several of Ternium’s customers in Mexico and, thus, Ternium’s operations in the country. In addition, the uncertainty surrounding trade rules could deter foreign investment in Mexico, as companies might hesitate to invest in new projects or expand existing ones without the stability provided by the USMCA.

Other countries have announced retaliatory tariffs against U.S. exports. It is also anticipated that parties may bring litigation regarding the timeliness and appropriateness of the Trump administration’s actions. In light of the foregoing uncertainties, Ternium is unable at this time to predict the evolution or ultimate outcome of these developments or to quantify the impact that the new tariffs and measures would have on its business or financial condition.

Argentina

A significant portion of Ternium’s sales are made in Argentina mainly through its subsidiary, Ternium Argentina. Ternium Argentina’s business could be materially affected by economic, political, social, fiscal and regulatory developments in Argentina. For more information on Ternium’s sales in Argentina, see Item 4. “Information on the Company—B. Business Overview —Sales—Southern Region.”

Economic and political instability in Argentina, which on several occasions resulted in economic uncertainties and recession, may adversely affect Ternium’s business, financial condition and results.

Ternium’s business and results of operations in Argentina depend on local macroeconomic conditions, among other factors. Over the past years, the Argentine economy and capital investment have been affected by political, economic and financial uncertainties as well as government intervention in, or limitations to, the conduct of business in the private sector and other government measures affecting investors’ confidence. Steel shipments to the Argentine domestic market were severely affected in different opportunities over the last decades. For instance, during 2018 and 2019 the economy was affected by a severe downturn resulting from financial market volatility, high interest rates and heightened political uncertainty during the presidential election process and, in 2020, the economy was affected by the COVID-19 outbreak.

In 2023, the Argentine economy suffered as a result of a severe drought, foreign exchange restrictions, high inflation rates and heightened political and economic uncertainty during the presidential election process. In December 2023, the new administration, led by Mr. Javier Milei, announced a series of emergency measures to address the critical economic situation, including high inflation rates and public deficit. Some of those measures included deregulation efforts, cuts in public spending, including subsidies on public services, cut down on monetary issuance, increase of certain taxes, labor reforms, and the lifting of certain import restrictions and foreign exchange controls. In 2024, Ternium experienced a 20% decrease in steel shipments in the Southern Region primarily in connection with the Argentine government's economic stabilization measures, which had a significant impact in the first quarter followed by a gradual improvement throughout the year. It is uncertain as to what extent the Argentine government will be able to continue implementing its economic program and adopt major structural reforms. While Congress approved some of the reforms submitted by the Milei administration in 2024, it is unclear whether Congress will endorse other major reforms, including labor and tax reforms. While the deregulation of the economy and intended reforms aim to create a more competitive and investment-friendly environment, the associated uncertainties and potential for abrupt policy changes pose substantial risks for companies operating in the country. While the deregulation of the economy and intended reforms aim to create a more competitive and investment-friendly environment, the associated uncertainties and potential for abrupt policy changes pose substantial risks for companies operating in the country. In addition, conflicts between the federal and local governments may arise, court decisions may challenge governmental measures, and social tensions or public protests could arise.

Furthermore, Argentina is negotiating a new agreement with the International Monetary Fund, or IMF. Although Argentina has achieved most of the targets set under the Extended Fund Facility, or EFF arrangement for 2024, failure to implement or comply with a program with the IMF could adversely affect the country’s economy and lessened financial sources could impair Argentina’s ability to foster economic growth.

This context of volatility and uncertainty remains in place as of the date of this annual report. Ternium continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. Ternium’s business and results of operations in Argentina could be adversely affected by rapidly changing economic, political and social conditions in Argentina, or by the Argentine government’s policy response to such conditions.

Inflation may undermine economic growth in Argentina and impact Ternium’s costs, thereby adversely affecting its results of operations and financial position.

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Consumer price inflation in Argentina, as reported by INDEC, the Argentine statistics and census bureau, was 118% in 2024, 211% in 2023 and 95% in 2022. In 2024, the Argentine peso depreciated by 22%, a rate that was far below the rate of inflation. Such mismatch negatively impacted our results of operations, as ARS-denominated costs (mainly labor-related costs) at Ternium Argentina increased, thereby affecting cost-competitiveness and margins. A high inflation economy has undermined and could continue to undermine Argentina’s foreign competitiveness in international markets and negatively affect economic activity and employment levels. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Ternium Argentina could be affected in the future.

Taxes on Argentine companies have been increasing over time; a further increase of the tax burden could adversely affect Ternium’s results of operations, net results and financial condition.

In the past, the sustained and significant devaluation of the Argentine peso against the U.S. dollar coupled with high inflation rates resulted in a material reduction of the real value that Ternium Argentina could deduct as cost of sales or cost of financial investments for tax purposes, thus creating artificial gains that were subject to income tax. Inflation adjustment for tax purposes is limited and subject to significant restrictions. For example, inflation adjustment of inventories and other current assets is permitted only if the consumer price inflation rate surpasses 100% in a 36-month period up to the close of the relevant fiscal year and, in the past, inflation adjustment has been further limited. If inflation rates remain high and limitations to inflation adjustment are reinstated, Ternium Argentina could be subject to increased tax burden. Furthermore, because inflation adjustment of cash positions generated during the current fiscal year is not permitted, high nominal interest rates, which are normally expected in high inflation scenarios, materially overstate the financial income of such cash positions for tax purposes.

In addition, during 2024 Ternium Argentina systematically accumulated value added and income tax credits, which amounted to $154 million as of December 31, 2024, mainly due to the impact of a 2023 federal tax agency resolution limiting several taxpayers’ ability from requesting tax credit refunds. Such resolution was recently repealed, and, therefore, Ternium Argentina expects to gradually reduce its accumulated tax credits. However, we cannot ensure that the federal tax agency will not adopt similar resolutions or measures in the future having the effect of collecting taxes in excess of applicable tax rates, thus increasing Ternium Argentina’s tax burden.

Other federal, provincial and municipal taxes on Ternium Argentina’s operations have been imposed or increased over the last years, including the introduction of a tax on dividend distributions and a tax on the purchase of foreign currency for the payment of imports of certain raw materials and intermediate goods, which was lifted in December 2024, but could be reintroduced in the future.

The Argentine government has announced plans to introduce a tax reform in 2025. Ternium cannot predict whether future legislation, or any new tax regime or reform could result in a further increase of the tax burden on its operations in Argentina, which would adversely affect Ternium’s results of operations, net results and financial condition.

Exchange controls in Argentina could negatively impact Ternium Argentina’s operations, preventing Ternium from importing raw materials, paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market.

From time to time, the Argentine authorities have taken measures to reduce the volatility of the ARS/$ exchange rate and have implemented formal and informal restrictions on capital inflows and outflows. Between September 2019 and December 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after the new administration took office in December 2023 certain restrictions were eased or lifted and further deregulation is expected, at the date of this annual report the scope and timing of upcoming changes remain unknown. For more information on our foreign exchange restrictions in Argentina, see note 30 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

Foreign exchange controls currently limit the purchase and transfer abroad of foreign currency for saving purposes, restricting Ternium Argentina’s ability to hold excess cash reserves in foreign bank accounts. Accordingly, Ternium Argentina holds its cash and financial investments in the Argentine financial system. As of December 31, 2024, Ternium Argentina’s cash and cash equivalents and other investments amounted to approximately $1.3 billion, a large portion of which consisted of U.S. dollar-denominated sovereign bonds issued by the Argentine government and payable in U.S. dollars, and Argentine Treasury bonds linked to the official exchange rate. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and currency exchange rates, leading to a potential significant reduction of such value in our consolidated financial statements. For example, during the fourth quarter of 2023 and first quarter of 2024, Ternium’s divestment of Argentine sovereign bonds resulted in a loss of $164 million due to the recycling of changes in the fair value of financial instruments from Other Comprehensive Income to Financial Results. Although the balance of Ternium’s Other Comprehensive Income in connection with its Argentine sovereign bond holdings turned positive as of December 31, 2024, this balance could turn negative again in the future if conditions in the Argentine financial market deteriorate and, consequently, the market value of such holdings decreases.

In the past few years, the Argentine authorities limited the import of goods and services by Argentine companies, including Ternium Argentina and other companies in the steel value chain, by controlling access to the foreign exchange market. In the context of high, but decelerating, inflation during 2024, restrictions of access to the foreign exchange market to pay for imports of goods remain, but have been gradually made more flexible. However, Ternium cannot predict future conditions for the imports of goods and services by Argentine companies, which would adversely affect Ternium’s results and financial condition.

Access to the official exchange market to make dividend payments continue to require prior Argentine Central Bank approval, which is rarely, if ever, granted.

If control systems are maintained or are tightened, local demand for steel products and/or Ternium Argentina’s operations or sales could be adversely affected, Ternium Argentina could be exposed to the risk of losses arising from fluctuations in the ARS/$ exchange rate, and Ternium Argentina’s ability to make payments to foreign suppliers or creditors (which could disrupt Ternium Argentina’s operations), pay dividends or royalties abroad, or fund investments or other activities offshore could be impaired.

Brazil

Ternium has significant manufacturing operations and assets located in Brazil. Ternium has a participation in the control group of Usiminas, a large Brazilian steelmaker, and began consolidating Usiminas in July 2023. Ternium also owns Ternium Brasil, a company that has a slab making facility in Rio de Janeiro and exports most of its production. Ternium’s results and net worth could be materially and adversely affected by economic, political, social, fiscal and regulatory developments, as well as security concerns in Brazil.

Changing economic policies and political conditions in Brazil, which on several occasions in the past resulted in economic uncertainties, recession and political instability, may occur in the future, thereby adversely affecting Ternium’s business results and financial condition.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government, including changed monetary, taxation, credit, tariff and other policies to influence the course of the country’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved hikes in interest rates, wage and price controls, foreign exchange controls and devaluation, freezing of bank accounts, capital controls and restrictions on imports. Such policies may adversely affect our results and net worth. The Brazilian government’s policies may also result in increases in tax payments or tariffs, which could adversely affect industry profitability. Changes in tax laws, such as the ongoing tax reform debates, can result in increased tax liabilities and compliance costs, creating uncertainties for businesses. In addition, tax disputes can result in substantial financial liabilities and require extensive legal resources to resolve. We cannot predict whether the new tax regime would result in a net tax burden increase for our operations in Brazil. Any increase in the applicable tax burden or tariffs would affect our consolidated cash flow and profitability. Also, tax disputes are a common source of legal uncertainty for Brazilian companies. The interpretation of tax laws by authorities can vary, leading to disputes over tax liabilities. In the past, Ternium’s Brazilian subsidiaries faced several tax-related legal challenges, including disputes over the collection of federal, state and municipal taxes, transfer pricing, and the deductibility of certain expenses.

The Brazilian economy has been affected by inflation, energy shortages, illiquid lending markets and other political, diplomatic, social and economic developments. Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected public and investor confidence, which resulted in economic deceleration. For example, Brazil has experienced heightened economic and political instability derived from various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the Lava Jato investigation, which negatively impacted the Brazilian economy and political environment and contributed to a decline in market confidence in Brazil. In addition, operational risks in Brazil include challenges related to infrastructure, supply chain disruptions, and labor disputes. Companies also face risks related to strikes and labor disputes, which can disrupt operations and lead to financial losses.

The Brazilian judicial system is known for its procedural delays and the unpredictability of outcomes. Companies often face lengthy judicial, arbitral, and administrative proceedings, which can be further complicated by the possibility of appeals and the need for judicial guarantees; and the enforcement of judicial decisions may be challenging.

Uncertainty over whether the Brazilian government will change policies or regulations affecting economic, political or social factors may contribute to economic instability in Brazil. We cannot predict whether political instability will arise in the future nor its effect on the Brazilian economy and, consequently, on the results of operations and financial conditions of our businesses in Brazil.

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

In 2013, Ternium was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Ternium Investments, Ternium Argentina, and Tenaris’s subsidiary, Confab, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition or BRL28.8 and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (SCJ) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal. CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote.

On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Ternium Investments, its subsidiary Ternium Argentina and Tenaris’s subsidiary Confab should pay CSN an indemnification in connection with the acquisition by the T/T Group a participation in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns. On August 1, 2024, Ternium Investments, Ternium Argentina and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of the T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment through December 31, 2024, and attorney’s fees in the amount of BRL5 million, the revised aggregate amount potentially payable by Ternium Investments and Ternium Argentina if CSN finally prevails on its claims would be of approximately BRL1,875.9 million (approximately $302.9 million at the BRL/$ rate as of such date) and BRL664.1 million (approximately $107.3 million at the BRL/$ rate as of such date), respectively. On February 10, 2025, Ternium filed an extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. The Company, however, cannot predict the ultimate resolution on the matter. For further information see note 25 “Contingencies, Commitments and Restrictions on the Distribution of Profits—Tax claims and other contingencies (a) Provision for ongoing litigation related to the acquisition of a participation in Usiminas”, to our consolidated financial statements included in this annual report.

International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales and revenues and the overall business.

International trade-related administrative proceedings, legal actions and restrictions pose a constant risk for international operations and sales throughout the world. Our steel processing activities require steel products, including significant quantities of steel slabs, from different foreign steel suppliers for its operations in Mexico, Colombia, Argentina and Brazil. The Mexican, Colombian, Argentine or Brazilian governments may impose or increase duties on steel products imports. On the other hand, trade liberalization, mainly through free trade agreements, can reduce certain input costs and increase access to foreign markets. However, greater trade liberalization in the domestic markets in which we participate increases competition. For example, during 2024, the Argentine government took several measures to streamline the import of goods, which could increase the risk of unfairly traded imports affecting the local market. For information concerning competition in the domestic steel markets, see “Intense competition could cause Ternium to lose its market share and adversely affect its revenues.”

During the last decade, steel exports from China surged as a consequence of an economic slowdown in this country, and the number of antidumping, countervailing, safeguard measures and other trade restrictive actions increased substantially. Accordingly, producers that were restricted from certain markets sought alternative markets for their products. In the last two years, there was a surge of steel exports from China resulting in an increase to export volumes of approximately 38% year-over-year in 2023, and an additional 25% year-over-year in 2024. Consequently, flat steel imports in Brazil surged approximately 42% in 2023 and a further 11% in 2024, mainly due to the import of low-priced Chinese steel products. Continued increase in steel imports under unfair trade conditions could erode our sales in domestic markets, and such market share losses may not be completely offset by increased exports to foreign markets.

Countries or regional blocs may impose restrictive import duties and other restrictions on imports under various trade related laws, such as national security, environmental and intellectual property regulations. For example, Ternium is affected by tariffs on steel imports imposed by the United States under Section 232 of the Trade Expansion Act of 1962. For more information on tariffs see, “Risks Relating to the Countries in Which Ternium Operates – Mexico - Changes in existing trade arrangements between Mexico and the U.S., and controversies or disputes between USMCA member countries could adversely impact Ternium’s results of operations and net results.”

The timing and nature of the imposition of trade-related restrictions potentially affecting Ternium’s sales and that of Ternium’s customers are unpredictable. Tariffs and trade restrictions on exports could adversely impact our or our customers’ ability to sell products and, as a result, the overall business and our profit margins and financial condition could suffer. One significant source of trade restrictions is the imposition of “antidumping” and “countervailing” duties, as well as “safeguard measures”. These duties can severely limit or altogether prevent exports to relevant markets. In several export destination that are relevant to Ternium, such as the United States, safeguard duties and other protective measures have been imposed against a large number of steel imports. For further information, see Item 4. “Information on the Company-B. Business Overview Regulations-Trade Regulations”, and “Risks Relating to the Countries in Which Ternium Operates – Mexico - Changes in existing trade arrangements between Mexico and the U.S., and controversies or disputes between USMCA member countries could adversely impact Ternium’s results of operations and net results.”

Certain domestic producers have filed antidumping and/or countervailing duty actions against certain steel imports. Some of these actions have led, or may lead, to restrictions on our sales of steel products in certain steel markets and result in lower profit margins. For example, on September 26, 2024, the U.S. Department of Commerce announced the initiation of antidumping duty investigations from corrosion-resistant steel products from Australia, Brazil, Canada, Mexico, the Netherlands, South Africa, Taiwan, the Republic of Turkey, the United Arab Emirates, and the Socialist Republic of Vietnam, and countervailing duty investigations of such products from Brazil, Canada, Mexico, and Vietnam. Antidumping and/or countervailing duty actions and other government actions are largely unpredictable and additional duties or restrictions could be imposed in the future, limiting our sales to and potential growth in those markets, and increasing costs.

The cost of complying with environmental regulations, potential product and environmental liabilities in a context of increasing environmental awareness, as well as governmental measures driven by social pressure to address environmental concerns, may affect Ternium’s steel production or processing operations, or may increase Ternium’s operating costs, negatively impacting Ternium’s business, financial condition, results of operations and prospects.

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

Our steel operations may also be subject to claims under federal and local laws and regulations on liability arising from damages to natural resources, release of toxic substances or other environmental damages, as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Claims for damages may arise with respect to current or former conditions at active or inactive sites that Ternium currently owns, leases or operates or at leased-land sites and third-party waste disposal sites. We may also be subject to litigation for alleged bodily injuries arising from claimed exposure to hazardous substances allegedly used, released, or disposed of by Ternium. Environmental damages caused by steel and mining operations may result in costs and liabilities that could materially and adversely affect Ternium’s margins, cash flow and profitability. Third-party claims based on environmental or physical damages may exceed the limit of liability of the insurance policies that Ternium may have in place.

In addition, increasing public awareness on environmental matters put pressure on governmental authorities to adopt measures or take initiatives that show concern for such matters, including by inspecting, monitoring or sanctioning local industries. We face risks from litigation and government enforcement proceedings alleging non-compliance with applicable laws or regulations. These actions can be driven by public policy agendas addressing environmental concerns. The use of state power and the legal system to promote such agendas can result in significant financial liabilities and operational disruptions. Even if we comply with environmental regulations, we cannot assure that governmental authorities will not request Ternium to suspend or close its operations, which would disrupt production, adversely affecting Ternium’s business and results of operations.

For example, the city and metropolitan area of Monterrey in Nuevo León, Mexico, evidence unsatisfactory air quality indexes most days of the year, mainly because of human factors and an arid surrounding soil enclosed by hills. From time to time, particularly when the quality of the air is below acceptable rates, public opinion focuses on this matter and Ternium’s local operations become subject to further scrutiny. In January 2024, in response to media’s intense coverage of air quality issues in Monterrey and public opinion focus on the matter, the local authority inspected our Guerrero steelmaking facility. Although authorities concluded that the plant was in compliance with air emissions standards, air pollution remains a subject of local concern. More recently, the Mexican Federal Environmental

Protection Office (Profepa) National Water Commission (Conagua) ordered a temporary closure of the wastewater discharge of Ternium Mexico’s plant in Puebla alleging incompliance with water discharge permits and made certain unfounded allegations against Ternium Mexico. While Ternium Mexico complies with all applicable environmental and regulatory requirements and this measure has not had a material adverse impact on Ternium Mexico’s operations, this situation evidences the risk of disruption to our operations arising from increased governmental intervention and the adoption of groundless sanctioning measures influenced by social and political pressures.

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

There has been a growing awareness on greenhouse gas (GHG) emissions and climate change across different sectors of society over the last few years. The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the planet’s rising temperature and to strengthen the countries’ ability to deal with the effects of climate change. The EU Emissions Trading System (ETS) signaled a major EU energy policy to combat global warming based on a “cap & trade” program, and the European Green Deal, launched in 2019, focuses on adopting the required policies and measures aimed at achieving zero GHG emissions in Europe by 2050. The EU Taxonomy Regulation establishes a classification system for environmentally sustainable economic activities, laying out definitions to businesses, stakeholders and policymakers on which economic undertakings can be considered environmentally sustainable and requiring companies to disclose, in the annual reports, how environmentally sustainable their economic activities are. In addition, as part of the European Green Deal, the EU adopted the Corporate Sustainability Reporting Directive (CSRD), which requires European large companies and listed issuers to disclose information on their risks and opportunities arising from social and environmental issues, and on the impacts of their activities on people and the environment, and the Corporate Sustainability Due Diligence Directive (CSDDD), which mandates that companies operating within the European Union identify, prevent, mitigate, and account for adverse human rights and environmental impacts in their operations and supply chains. Similarly, EU’s Carbon Border Adjustment Mechanism (CBAM), which was adopted on May 17, 2023, aims at promoting the reduction of emissions worldwide by subjecting the import of certain products, including steel, from countries outside of the European Union to a carbon levy linked to the carbon price payable for goods produced in EU countries. However, in response to the need to strengthen the EU’s competitiveness and make the EU economy more prosperous, the European Commission has recently proposed to simplify sustainability reporting rules. The package proposes amendments to the Corporate Sustainability Reporting Directive (CSRD), the EU Taxonomy, the Corporate Sustainability Due Diligence Directive (CSDDD), the EU’s Carbon Border Adjustment Mechanism (CBAM) and current investment programs. If the package is approved, Ternium will be required to comply with the Corporate Sustainability Reporting Directive (CSRD) and the EU Taxonomy, with respect to Ternium S.A.’s 2027 annual report, and with the Corporate Sustainability Due Diligence Directive (CSDDD) starting on July 2028, but its sustainability reporting and due diligence burdens will be reduced and simplified.

Similarly, in response to an increasing investor focus and reliance on climate and ESG-related disclosure and investment, the Securities and Exchange Commission (SEC) announced in March 2021 the creation of a Climate and ESG Task Force to identify ESG-related misconduct and potential violations, and in March 2022, the SEC released a proposal to amend its disclosure rules. In March 2024, the SEC adopted the final rule on climate-related disclosures, which would have required registrants, including Ternium S.A., to significantly expand the climate-related disclosures in their periodic reports, including information about climate-related risks that are reasonably likely to have a material impact on their business, results of operations, or financial condition, and certain climate-related financial statement metrics in a note to their audited financial statements. The implementation of this rule had been voluntarily stayed by the SEC in April 2024, pending judicial review due to legal challenges and, on March 27, 2025, the SEC with drew its legal defense of the climate change rule. Other countries are introducing or considering similar measures or regulations with the aim at lowering emissions as well as government initiatives to promote the use of alternative energy sources and substitute existing products and services with lower emissions alternatives (with many jurisdictions implementing tax advantages and other subsidies to promote the development of renewable energy sources, or even requiring minimum thresholds for power generation from renewable sources).

Ternium’s industrial system includes two main technological routes to produce steel: the blast furnace / basic oxygen furnace route (BF/BOF) and the direct reduction / electric arc furnace route (DRI/EAF). The BF/BOF route has a significantly higher carbon emission intensity than the DRI/EAF route. Although several new initiatives and pilot projects under development seek to significantly reduce the BF/BOF route carbon emission intensity, no technology has yet achieved sufficient technology readiness level, nor is any technology available at scale or economically feasible, and there is no certainty that any such technology will be available in the near future. Ternium is developing several projects aimed at reducing carbon emission intensity. These projects could experience delays or higher-than-anticipated costs, or may not yield the expected results. In addition, the adoption of any new technology could require significant investments and could potentially lead to a reduction in the useful life of current equipment and the recognition of impairment charges. These issues affect most steel companies, as the BF/BOF route currently represents approximately 72% of global steelmaking production capacity. For further information about Ternium’s technological routes to produce steel, see item 4. “Information on the Company – B. Business Overview – Production Facilities and Processes”.

Government and international organization’s initiatives to promote the reduction of GHG emissions, such as the introduction of a carbon tax or carbon-pricing systems, the adoption of “cap-and-trade” systems or measures to avoid carbon leakage or promote the use of renewable energy sources could affect Ternium’s steel production costs.

In Argentina, the 2017 tax reform introduced a tax on certain fossil fuels, which did not include natural gas. Metallurgical coal and petrochemical coke were exempted as long as they are used as part of an industrial process, other than for energy generation. Effective since March 2018, the tax on fossil fuels is set to increase 10% every year until 2028, when it is expected to reach an average $10 per ton of carbon dioxide equivalent emitted. Similarly, in 2013, Mexico approved carbon taxing rules applicable to fossil fuels (setting a zero tax on natural gas) and in 2019 the government implemented a pilot program for the adoption of an Emissions Trading System aimed at reducing GHG emissions, by setting a cap on emissions and allowing for the trade of emission certificates. For the time being, there is no regulation for setting such system nor to determine allowances. Although existing carbon pricing mechanisms in Mexico and Argentina do not materially limit or penalize Ternium’s GHG emissions, new carbon pricing mechanisms could increase Ternium’s production costs. Particularly in Mexico, the state governments could set carbon taxes on top of the federal tax regime and the Emission Trading System. In addition, the Brazilian Congress has recently approved an initiative to introduce an emission trading scheme for industry processes and power generation facilities, which, if applicable to Ternium Brasil’s and Usiminas’ operations, would result in incremental costs in the future. Such increases in costs could affect, in turn, Ternium’s profitability and net results.

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

Risks Relating To Ternium S.A.’s ADS

The market price for Ternium S.A.’s ADS could be highly volatile.

Volatility in the price of Ternium S.A.’s ADS may be caused by factors within or outside of its control and may be unrelated or disproportionate to Ternium’s operating results. In particular, the announcement of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as the announcement of transactions, investments, or changes in strategies or business plans of Ternium or its competitors, could adversely affect the trading price of Ternium S.A.’s ADS, regardless of the likely outcome of those developments. Broad market and industry factors could adversely affect the market price of Ternium S.A.’s ADS, regardless of their actual effect on operating performance. The trading price of Ternium S.A.’s ADSs could also suffer as a result of developments in emerging markets. Although Ternium S.A. is organized as a Luxembourg corporation, it has substantial assets with operations in Mexico, Brazil, Argentina and Colombia. Financial and securities markets for companies with a substantial portion of their assets and exposure in Latin America are, to varying degrees, influenced by political, economic and market conditions in emerging market countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets and exposure in other emerging markets, including Mexico, Brazil, Argentina and Colombia. See “Risks Relating to the Countries in Which Ternium Operates.”

Holders of shares or ADSs may not have access to as much information about Ternium S.A. as they would in the case of a U.S. domestic issuer.

There may be less publicly available information about Ternium S.A. than is regularly published by or about U.S. domestic issuers. Also, corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in other jurisdictions, and U.S. securities regulations applicable to foreign private issuers, such as Ternium S.A., differ in certain respects from those applicable to U.S. domestic issuers. Furthermore, IFRS, the accounting standards in accordance with which Ternium S.A. prepares its consolidated financial statements, differ in certain material aspects from U.S. GAAP. For a summary of the significant ways in which Ternium S.A.’s corporate governance practices differ from the corporate governance standards required for domestic companies by The New York Stock Exchange (“NYSE”), see Item 16.G “Corporate Governance.”

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.

Certain shareholders’ rights under Luxembourg law, including the right to participate and vote at general meetings of shareholders, to include items on the agenda for the general meetings of shareholders, to receive dividends and distributions, to bring actions, to examine books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. The Bank of New York Mellon, or BNY Mellon, as depositary under the ADS deposit agreement, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs and therefore only the Depositary can exercise the shareholders’ rights in connection with the deposited shares. For example, if Ternium S.A. makes a distribution in the form of securities, the Depositary is allowed, at its discretion, to sell the right to acquire those securities on your behalf and to instead distribute the net proceeds to you. Also, under certain circumstances, such as Ternium S.A.’s failure to provide the Depositary with voting materials on a timely basis, you may not be able to vote at general meetings of shareholders by giving instructions to the Depositary. If the Depositary does not receive voting instructions from the holder of ADSs by the prescribed deadline, or the instructions are not in proper form, then the Depositary shall deem such holder of ADSs to have instructed the Depositary to vote the underlying shares represented by ADSs in favor of any proposals or recommendations of Ternium S.A. (including any recommendation by it to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue) for which purposes the depositary shall issue a proxy to a person appointed by Ternium S.A. to vote such underlying shares represented by ADSs in favor of any of proposals or recommendations of Ternium S.A. Under the ADS deposit agreement, no instruction shall be deemed given and no proxy shall be given with respect to any matter as to which Ternium S.A. informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADSs.

Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of Ternium S.A. are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of shares against cash contributions. Under Ternium S.A.’s articles of association, the board of directors has been authorized for a five-year period to waive, limit or suppress such preemptive subscription rights. Although the validity period of such authorization will expire in June 2025, the board of directors has convened an extraordinary meeting of shareholders to be held on May 6, 2025, which will consider the renewal of such authorization for an additional five-year period. Notwithstanding the waiver of any preemptive subscription rights, for as long as the shares of Ternium S.A. are listed on a regulated market, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the preemptive subscription rights of existing shareholders, except (i) any issuance of shares for, within, in conjunction with or related to, an initial public offering of the shares of Ternium S.A. on one or more regulated markets (in one or more instances); (ii) any issuance of shares against a contribution other than in cash; (iii) any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares of Ternium S.A.; provided, however, that the preemptive subscription rights of the then-existing shareholders shall apply in connection with any issuance of convertible bonds or other instruments convertible into shares of Ternium S.A. for cash; and (iv) any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of Ternium S.A., to its directors, officers, agents, employees, its direct or indirect subsidiaries or its affiliates (collectively the "Beneficiaries"), including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit). For further details, see Item 10. “Additional Information—B. Memorandum and Articles of Association”.

Holders of ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for shares underlying their ADSs unless additional shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to those rights or an exemption from registration requirements of the Securities Act is available. Ternium S.A. intends to evaluate, at the time of any rights offering, the costs and potential liabilities associated with the exercise by holders of shares and ADSs of the preemptive rights for shares, and any other factors it considers appropriate at the time, and then to make a decision as to whether to register additional shares. Ternium S.A. may decide not to register any additional shares, requiring a sale by the Depositary of the holders’ rights and a distribution of the proceeds thereof. Should the Depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

It may be difficult to obtain or enforce judgments against Ternium S.A. outside Luxembourg.

Ternium S.A. is a société anonyme organized under the laws of the Grand Duchy of Luxembourg, and most of its assets are located in other jurisdictions. Furthermore, most of its directors and officers reside in other jurisdictions. As a result, investors may not be able to effect service of process upon Ternium S.A. or its directors or officers. Investors may also not be able to enforce against Ternium S.A. or its directors or officers in the investors’ domestic courts, judgments predicated upon the civil liability provisions of the domestic laws of the investors’ home countries. Likewise, it may be difficult for investors not domiciled in Luxembourg to bring an original action in a Luxembourg court predicated upon the civil liability provisions of other securities laws, including U.S. federal securities laws, against Ternium S.A., its directors or its officers. There is also uncertainty with regard to the enforceability of original actions of civil liabilities predicated upon the civil liability provisions of securities laws, including U.S. federal securities laws, outside the jurisdiction where such judgments have been rendered; and enforceability will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

Item 4.    Information on the Company
Overview
Ternium is a leading steel producer in the Americas. The company provides advanced steel products to a wide range of manufacturing industries and the construction sector. The quality of our products and services, and the professionalism of our people are among our main competitive advantages. We focus on the continuous improvement of our plants and processes, as well as on the development of new technologies and products.

We are committed to achieving excellence in the environmental and energy performance of our operations and becoming a model for our communities in terms of environmental care. We have an energy efficiency program aimed at continuously improving our operational performance. Additionally, we collaborate with our value chain in the analysis and implementation of various alternatives to reduce the carbon footprint of all operations.

For Ternium, nothing is more important than the health and safety of the people who work for us. Our priority is to provide a safe workplace and promote well-being and a healthy lifestyle. We have standardized systems for managing occupational health, safety and our impact on the environment (EHS), and we allocate significant resources to projects in these areas. Our risk assessment and EHS management are integrated into our business processes and reflect our policies. We strive to train our own employees, as well as the employees of our service providers, ensuring alignment with our safety vision and objectives.

We aim to provide employees with opportunities to develop and realize their potential. Through Ternium University we offer a wide variety of training programs to support our teams’ efforts in the pursuit of innovation, continuous improvement and excellence. We reject any form of discrimination based on gender, sexual orientation, ethnic origin, color, age, religion, or political beliefs.

We understand that the success of our industrial project is linked to the inclusive development and growth of the communities near our operations. Under this premise, Ternium has carried on long-standing community programs. Our activities focus on supporting education and creating merit-based opportunities, with a strong emphasis on technical education as a driver for growth, transformation and social mobility. We offer scholarships and internships for students, as well as training activities for teachers. Additionally, we are committed to enhancing school infrastructure through financial support and the organization of volunteer events. We also sponsor a variety of artistic, social, and sports events to further enrich the community.

Ternium has various policies, codes, and procedures aimed at ensuring transparency and ethical behavior of employees and third parties performing services for or on behalf of Ternium. We have mandatory training programs on the company’s Policy on Business Conduct, and promote the use of a Compliance Line to report any alleged violations thereto. Transparency in management and communication is a fundamental value in our relationship with employees, customers, suppliers, and neighboring communities. We are dedicated to fostering a culture of openness and honesty in all our actions. By prioritizing transparency and integrity, we aim to build trust and ensure that our stakeholders are always well-informed and engaged.

Ternium has formally committed to supporting and advancing the development goals outlined by the United Nations Global Compact. We report on our progress toward achieving our sustainability goals based on frameworks such as the Global Reporting Initiative and the Sustainability Accounting Standards Board, as well as the guidelines set by The World Steel Association and the recommendations of the Task Force on Climate-related Financial Disclosures.

We annually review the economic, social and environmental issues identified as key issues by our management and stakeholders. To this end, we rely on regular communication channels with employees, customers, suppliers, neighboring communities, investors and industrial associations. Among other activities, senior management lead open talks involving employees, small and medium sized customers, suppliers, and community leaders. We also organize a Safety Day for employees and executives to discuss safety issues and identify opportunities to improve the performance of our operations. Assessments of our performance on business sustainability issues are available on platforms like CDP or EcoVadis. In addition, through the ProPymes program in Argentina, we work closely with our customers and suppliers to strengthen the steel value chain.

We target a 15% reduction in our emissions intensity by 2030 compared to a 2023 baseline, including Scope 1, 2 and 3, Category 1 (Purchased Goods and Services) and Category 10 (Processing of Sold Products) calculated using the GHG Protocol methodology. Beyond this target, we partner with other companies and institutions to research and develop new technologies as part of our ambition to achieve carbon neutrality. Furthermore, Usiminas has an emissions intensity reduction target in its Ipatinga unit’s steelmaking operations of 15% by 2030, compared to a 2019 baseline (scopes 1 and 2).

A.    History and Development of the Company
The Company
Ternium S.A. is a société anonyme organized under the laws of the Grand-Duchy of Luxembourg established on December 22, 2003. Its registered office is located at 26 Boulevard Royal – 4th floor, L-2449 Luxembourg. Its agent for U.S. federal securities law purposes is Ternium U.S.A. Incorporated, located at 2200 West Loop South, Suite 945, Houston, TX 77027, United States.

Ternium
Ternium’s origins began in September 1961 with the founding of Propulsora Siderúrgica ("Propulsora") by San Faustin’s predecessor in Argentina. Propulsora began its operations as a producer of cold-rolled coils in December 1969 and in the early 1990s began to evolve through a series of strategic investments aimed at transforming Propulsora into an integrated steel producer. In 1993, Propulsora merged with Aceros Paraná S.A. (a company formed by the Argentine government in connection with the privatization of Sociedad Mixta Siderúrgica Argentina ("Somisa"), at that time the main integrated producer of flat steel in Argentina) and three other affiliated steel industry companies. After the merger, Propulsora changed its name to Siderar, and later to Ternium Argentina. San Faustin held a controlling interest in Siderar, with the remainder being held mainly by Usiminas, certain former employees of Somisa, and public investors.

In December 1997, a consortium formed by San Faustin, Ternium Argentina, Usiminas, Hylsamex S.A. de C.V. ("Hylsamex"), and Siderurgica Venezolana S.A. ("Sivensa"), won the bid in the privatization of a controlling interest in Sidor C.A. ("Sidor"), the largest steel company in Venezuela.
As part of a multiple-step corporate reorganization in 2005, San Faustin reorganized its investments in steel manufacturing, processing and distribution businesses by contributing to Ternium S.A. San Faustin’s controlling interests in Ternium Argentina and other subsidiaries, in exchange for shares of Ternium S.A. In addition, Usiminas and Sivensa exchanged their interests in Ternium Argentina, Sidor and other subsidiaries for shares of Ternium S.A. In 2005, we acquired, together with Ternium Argentina, an indirect 99.3% interest in the Mexican company Hylsamex and its subsidiaries.
On January 11, 2006, Ternium S.A. launched an initial public offering of 24,844,720 ADSs, each representing 10 shares, in the United States, and subsequently granted the underwriters of Ternium S.A.’s initial public offering an option to purchase up to 3,726,708 additional ADSs to cover over-allotments in the sale of the ADSs.
On December 28, 2006, Ternium acquired an additional 4.85% interest in Ternium Argentina from CVRD Internacional S.A., thereby increasing our ownership interest in Ternium Argentina to 60.93%.
On April 29, 2007, Ternium acquired Grupo Imsa through a cash tender offer and a cash redemption. Grupo Imsa was renamed Ternium Mexico and, effective March 31, 2008, Hylsamex merged with and into Ternium Mexico. In connection with this merger, Ternium Argentina acquired, and currently holds, a 28.73% participation in Ternium Mexico.
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
On January 16, 2012, Ternium S.A.’s subsidiaries, Ternium Investments and Ternium Argentina (together with its wholly-owned subsidiary Prosid Investments S.A., or "Prosid", and Ternium S.A.’s affiliate, Confab Industrial S.A., a subsidiary of Tenaris, or TenarisConfab), joined the existing control group of Usiminas, a leading steel company in the Brazilian flat steel market, through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively, and formed the so-called Ternium/Tenaris (T/T) Group.
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
On September 7, 2017, Ternium S.A. acquired a 100% ownership interest in thyssenkrupp Slab International B.V or tkSI, and its wholly-owned subsidiary CSA from thyssenkrupp AG, or tkAG. Through this investment, Ternium significantly expanded its steel slabs production capacity. As part of this process, CSA was renamed Ternium Brasil Ltda. and tkSI was absorbed by Ternium S.A.'s fully-owned subsidiary, Ternium Internacional España S.L.
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
We believe Ternium has built competitive advantages in its main steel markets. Our industrial presence and network of distribution centers and commercial offices increase Ternium’s ability to offer differentiated logistics and stock management services. In addition, our integrated connectivity platform covering the entire customer relationship process enables Ternium to provide a better and faster response to its customers’ needs.
Ternium works together with small and medium-sized customers and suppliers in Argentina and Mexico, through the ProPymes program, to help them prosper. The development of SMEs and a collaborative industrial network have strengthened Ternium’s value chain. This effort has led to a virtuous cycle of improved competitiveness, increased exports and import substitution of manufactured products.
Ternium’s differentiation initiatives have also included investments in state-of-the-art technologies. As part of this strategy, Ternium Mexico has built its industrial center in Pesquería, Mexico (the “Pesquería Industrial Center”), which currently comprises a hot-rolling mill, a cold-rolling mill, two galvanizing facilities, a painting line, a push-pull pickling line and finishing facilities. In 2022, Ternium began the deployment of a new downstream project in the Pesquería Industrial Center. The project includes a push-pull pickling line and new finishing lines, already commissioned, and a hot-dip galvanizing line and a cold-rolling mill expected to begin operations by the end of 2025. Mexico has a competitive and innovative manufacturing sector and its favorable geographic location provides a competitive logistics base to reach every major market. These projects are consistent with Ternium’s strategy to strengthen its competitive position in order to replace imports in the Mexican market, and better serve its customers with a broader and more technologically advanced product portfolio. Complementing its processing technology upgrade, Ternium has expanded its product research and development infrastructure in order to enhance its capabilities and speed up the development of a broader product portfolio, particularly in the high-end steel segment, to better serve its industrial customers.
In addition, Ternium is building new steel slab-making facilities in the Pesquería Industrial Center. The new facilities, consisting of an electric-arc-furnace-based steel shop and a DRI module, are expected to produce the highest specification steels, necessary for the most demanding applications of the automotive industry, and to comply with USMCA's melted and poured rules of origin. Mexico has an attractive steel market with significant demand for advanced steel products, and foreign steel producers cover approximately half of the flat steel demand in the country. We believe that Ternium is well positioned in Mexico to compete with foreign producers and gradually substitute imports, as we have built a solid differentiation strategy, supported by Ternium’s unique industrial presence, as well as by its market competitiveness.
In Brazil, the second largest steel market in Latin America, Usiminas is one of the main producers of flat steel products. The country’s manufacturing sector accounts for a significant share of Usiminas’ sales, providing ample opportunities for the offering of value-added products and services. The appointment of Usiminas’ new management team in July 2023 took place in a transformational year for Usiminas, as it successfully relined its main blast furnace. Usiminas took other strategic steps, including putting out of operation one of its smaller blast furnaces and one of its coking facilities. Additional management decisions led to higher efficiency in the metallic charge in the upstream processes and lower fuel rate at the blast furnaces. These actions were part of a significant management initiative that is focused on the streamlining of Usiminas’ industrial system, with the aim at increasing its productivity, and will continue to be Usiminas’ focus throughout 2025.
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
Focus on sophisticated steel products. The incorporation of new technologies, the development of new advanced steel products, and the integration of our industrial system are elements of a strategy aimed at increasing the participation of higher margin value-added products in Ternium’s sales mix. The Pesquería Industrial Center strengthened our positioning in the high-end market sector, expected to give way to a gradual substitution of imported steel in key industrial segments. The start-up of our new hot-rolling mill in 2021 represented a technological leap forward in Mexico’s steel production capacity. The new downstream project in the Pesquería Industrial Center is expanding the facility’s advanced high-strength and ultra high-strength steel production capabilities for the automotive, transport and heavy machinery industries. The new steel slab mill under development in the same site will integrate with aforementioned downstream facilities. Ternium’s steel bar and coil mill in Palmar de Varela, Colombia, is able to offer leading anti-seismic steel products for the Colombian construction sector, with improved resistance and toughness compared to those previously available in the market. For more information on Ternium’s product research and development efforts, see “—Research and Development; Product Development.” For further information on Ternium’s capital expenditures, see “—Capital Expenditure Program.”
Pursuit of strategic growth opportunities. We have a history of strategically growing our businesses through acquisitions and organic growth. We intend to continue identifying and actively pursuing growth-enhancing strategic opportunities to consolidate Ternium’s presence in its main markets and expand it to the rest of the Americas. We also intend to increase our industrial system integration, broaden our offerings of value-added products, and enhance our production and distribution capabilities. For example, in 2017 Ternium acquired a steel producer, renamed Ternium Brasil, with facilities located in the state of Rio de Janeiro, Brazil, with annual production capacity of 5.0 million tons of high-end steel slabs. With this acquisition, total crude steel production capacity of Ternium’s industrial system in 2017 increased to 12.4 million tons, or by approximately 70%. The acquisition of the Rio de Janeiro facility triggered the construction of the new hot-rolling mill in Pesquería, Mexico, with annual production capacity of 4.4 million tons which started up in 2021. This new facility enabled the integration of the Rio de Janeiro slab facility with Ternium’s industrial system in Mexico. Furthermore, the new upstream and downstream investment projects being deployed in the Pesquería Industrial Center are expected to place Ternium in an even better position to take advantage of attractive market opportunities like the nearshoring of supply chains. For further information on Ternium’s capital expenditures, see “—Capital Expenditure Program.”
Enhancement of Ternium’s competitive position. In addition to developing a full range of steel products and delivering differentiated services to Ternium’s customer base, we aim to enhance our competitive position by seeking excellence in operational performance. Our quest for operational excellence relies on the cross implementation of Ternium’s managerial, commercial and production best practices. Ternium has centralized industrial engineering, and automation, occupational, health and safety (OH&S), and environmental management areas. Focused on capacity utilization, quality and maintenance, this area facilitates the improvement of production processes through best practices, a coordinated deployment of new technologies and access to strong internal technical support.
Ternium’s broad range of value-added products, just-in-time delivery, inventory management and other services offered to customers in major steel markets are supported by our service center, distribution, sales and marketing networks. Ternium’s ample range of products and services can be offered to its customer base in a coordinated way, as its industrial system runs on a unified IT platform. Ternium has integrated its processes with those of its customers and suppliers through our digital marketplace, “Ternium Activo”. Most of our customers’ orders are placed through this platform, which helps them improve their management processes.
Environmental, Social and Governance
Ternium aims to create value for all its stakeholders. Our main efforts focus in the areas of occupational health and safety, environmental management, human resources, community relations, and the value chain, and aim at ensuring a sustainable operation in the long-term.

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

Minimizing our environmental footprint. The protection of the environment is a fundamental value for Ternium. Our Environmental and Energy Policy expresses our commitment to the preservation of the environment. Ternium’s steel and mining operations are subject to laws and regulations to protect the environment, including the use of land, air emissions, wastewater treatment and discharge, the use, handling, and disposal of hazardous or toxic materials, and the handling and disposal of waste. Ternium’s corporate Environmental and Energy Policy requires that each of its business units comply with applicable environmental laws and regulations. We aim at achieving the highest standards of environmental performance, as a basis to ensure a sustainable development, and encourage our supply chain to embrace these principles.

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

Another element for supporting the preservation of the environment is management supervision. Monthly, the Industrial, Environmental, Health and Safety Management Committee, led by our Chief Executive Officer (the “Chief Executive Officer”), gathers to review and discuss our environmental and safety performance. We consistently invest in environmental improvement projects, and are deploying a medium-term plan that is mainly focused on strengthening infrastructure in connection with particulate matter emission control, material efficiency and water quality control at the primary areas of our operations.

For further information on environmental regulations, see Item 4. “Information on the Company —B. Business Overview — Regulations - Environmental Regulation”. For a description of some of the risks associated with the environment, health and safety, see Item 3. “Key Information—D. Risk Factors.”

Realizing our people’s full potential. We work constantly towards the consolidation of an organization that offers equal opportunity and treatment, and that promotes industrial and technological excellence. We believe that our performance is dependent on the development of personnel competences and skills for each position in the company, and in a careful planning of succession and continuity processes. In this regard, we have centralized personnel training activities in Ternium University and Usiminas’ Corporate University, and we have a career development program and a succession program for key positions.

We have adopted policies on Human Rights and Diversity and Work Environment Free of Harassment. We aim to foster a workplace environment that attracts and develops talents across all genders, nationalities, generations, cultures, religions, and backgrounds, respecting and valuing individual differences. Ternium’s Code of Conduct prohibits unlawful discrimination in employment relations and ensures that every person has the right to apply for employment with us or to be considered for a new position strictly based on the skills required for such task.

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

-    Culture. As a multi-cultural and multi-lingual company, we enrich and broaden people’s cultural horizons in communities near our facilities, including by promoting cultural activities. Our programs include the Film Festival and the Photo Library, together with Instituto Usiminas’ initiatives.

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

Strengthening our value chain. We offer support to small and medium size enterprises (SMEs) through ProPymes, a program that provides a variety of services including training, industrial assistance, institutional assistance, commercial support and financial aid. The ProPymes program fosters the development of the industrial value chain in Mexico and Argentina, and helped create an industrial network that encourages the professionalization and quest for excellence of SMEs which, based on knowledge sharing, reciprocal learning and exchange of experiences, aims at the implementation along the value chain of the best practices utilized in the industry.

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

The Code of Conduct also includes guidelines related to the promotion of a healthy and safe workplace environment, respect for human and labor rights, the protection of the environment, our commitment to fair, honest and transparent competition, and the protection of data privacy of our employees and third parties with whom we conduct business. The company has also adopted a Code of Ethics for Senior Financial Officers to supplement its Code of Conduct, which applies specifically to the Chief Executive Officer, Ternium S.A.'s chief financial officer (the "Chief Financial Officer"), Ternium S.A.'s chief accounting officer or controller, or other persons performing similar functions. In addition, the company has adopted a Transparency Policy governing relationships with third parties, a Policy on Business Conduct, a Code of Conduct for Suppliers, an Anti-fraud Policy, a Policy on Securities Trading, a Policy on Financial and Accounting Controls, and a Policy on Personal Data Protection. As a condition for employment, all employees must acknowledge and commit to comply with Ternium’s Code of Conduct and eligible employees (salaried employees and managers, excluding supervisors) must acknowledge and commit to comply with Ternium’s Policy on Business Conduct.

Our Products
Ternium produces mainly finished and semi-finished steel products and iron ore, which are sold either directly to steel manufacturers and steel processors or to end-users after different value-adding processes. We also produce electricity and sell unused balances to the Mexican and Brazilian electric grids.
In the steel segment, steel products include slabs, billets and round bars (steel in its basic, semi-finished state), plates, hot-rolled coils and sheets, bars and stirrups, wire rods, cold-rolled coils and sheets, tin plate, hot dipped galvanized and electrogalvanized coils and sheets, and pre-painted sheets, steel pipes and tubular products, beams and roll formed products. Steel sheets can be further processed into a variety of sheets (blanks), with different shapes such as trapezoidal, parallelogram, figured (platinum), corrugated and other tailor-made products to serve Ternium’s customer requirements. Other products in the steel segment include electricity and pig iron.
In the mining segment, iron ore is sold as lump, concentrates (sinter feed and pellet feed fines) and pellets.
Steel products
Slabs, billets and round bars: These products are semi-finished steel forms with dimensions suitable for its processing into specific product types. Slabs are processed into hot-rolled flat products. The use of slabs is determined by their dimensions and by their chemical and metallurgical characteristics. Billets are processed into long steel products, such as wire rods, bars, and other shapes. Round bars are processed into seamless tubes.
Plates: These products are used in a variety of applications in infrastructure, shipbuilding, civil construction (including bridges, sheds and buildings), maritime platforms, large diameter tubes, road and mining machinery and equipment, sugar and alcohol plants and power generation plants, including wind towers. Plates can be heat treated depending on the desired application.

Other hot-rolled flat products: Hot-rolled flat products are used by a variety of industrial consumers in applications such as the manufacturing of wheels, auto parts, pipes, gas cylinders and containers. They are also directly used for the construction of buildings, bridges and railroad cars, chassis of trucks and automobiles, and agricultural machinery. Hot-rolled flat products can be supplied as coils, strips or as sheets cut to a specific length. These products also serve as inputs for the production of cold-rolled products. Merchant bars include specific shape features, such as rounds, flats, angles, squares and channels, which are used by customers to manufacture a wide variety of products such as furniture, stair railings and farm equipment. Reinforcing bars (rebars) and stirrups, obtained from the mechanical transformation of rebars, are used to strengthen concrete highways, bridges and buildings. Rods are commonly drawn into wire products or used to make bolts and nails. Wire rod can be produced in different qualities according to customers’ demands.

Cold-rolled products: Cold-rolled products are applied mainly to the automotive, home appliance and capital goods industries, as well as to galvanizers, steel drum manufacturers, distributors and service centers. Cold-rolled coils are sold as coils or cut into sheets or blanks to meet customers’ needs. These products also serve as inputs for the production of coated products.

Coated products: Galvanized sheets are produced by adding a layer of zinc to cold-rolled coils, which are afterwards cut into sheets. Galvanized sheets are used in the automotive, construction, home appliances and energy industries. Galvanized coils can also be further processed with a color coating to produce pre-painted sheets, resulting in a product that is mainly sold for building coverings, manufacturing of ceiling systems, panels, air conditioning ducts, refrigerators, air conditioners, washing machines and several other uses. Ternium also offers a distinctive type of galvanized product with coating composition that contains approximately 55% aluminum and 44% zinc to improve product performance for the construction industry, including rural, industrial and marine sites. Tinplate, given its resistance to corrosion and its mechanical and chemical characteristics, is mainly sold to the packaging industry for food canning, sprays and paint containers. Tinplate is produced by coating cold-rolled coils with a layer of tin.
Roll-formed and tubular products: These products include tubes for general use, structural tubes, tubes for mechanical applications, conduction tubes, conduction electrical tubes, oil tubes and pre-engineered metal building systems. Tubular products, uncoated or galvanized, have applications in several sectors, including home accessories, furniture, scaffolding, automotive, bicycles, hospital equipment, posts for wire mesh garden and poultry tools, handrails, guard-rails, agricultural machinery, industrial equipment, conduction of water, air, gas, oil, high-pressure liquids and special fluids, internal building electrical installations, road implements, irrigation pivots and conveyor belts rollers. Beams, including C and Z section steel profiles (purlings) and tubular section beams, are obtained by roll-forming of steel strips and have applications in window frames, stilts, mainstays, crossbeams, building structures, supports, guides and crossbars for installing windows, doors, frames and boards. Other products include insulated panels, roofing and cladding, roof tiles and steel decks. Obtained from the mechanical transformation of flat steel, uncoated, galvanized or pre-painted, these products are used mainly in the construction industry in warehouses, commercial and industrial refrigeration installations, grain storage, poultry and porcine confinement facilities, roofing and side walls for buildings, and terraces and mezzanine floorings. Pre-engineered metal building systems are steel construction systems designed for use in low-rise non-residential buildings, and are constructed from the mechanical transformation of flat steel such as frames, secondary steel members, roofs and walls panels, as well as finishing and accessories.
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
Iron ore products
Lumps, concentrates (sinter feed and pellet feed fines) and pellets: These products are raw materials used for the production of steel. Lump ore is coarse ore with a diameter of between 32 and 6.3 millimeters, sinter feed is iron ore with a diameter of between 6.3 and 0.15 millimeters and pellet feed is iron ore with a diameter of less than 0.15 millimeters.

Lump iron ore is used in the production of steel without any further process. The sinter feed has to be agglomerated via a sintering process to enable its use in the blast furnace as sinter. The pellet feed has to be pelletized to enable its use in the blast furnace or DRI processes. Pellet feed can also be sinterized. In Mexico, Las Encinas and Peña Colorada ship most of the pellets to Ternium Mexico’s steelmaking facilities and they also market non-pelletizable iron ore fines, if any, to other steel manufacturers. In Brazil, Mineração Usiminas ships lumps and concentrates to Usiminas’ steel manufacturing operations, and ships mainly concentrates to other steel manufacturers.

Production Facilities and Processes
Ternium’s aggregate production capacity of steel slabs and billets as of December 31, 2024, calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process, was approximately 15.4 million tons. Ternium’s aggregate production capacity of finished steel products, calculated based on the same criteria as for steel slabs and billets production, was approximately 22.3 million tons. Usiminas’ production capacity of iron ore lumps, sinter feed and pellet feed was 9.0 million tons as of December 31, 2024, and production capacity for iron ore pellets in Mexico as of December 31, 2024, was 4.0 million tons.

Steel production facilities, service centers and distribution centers
The following table provides an overview, by type of asset, of production capacity as of December 31, 2024:

Production asset	Quantity	Nominal capacity (thousand tons per year)[1]
		TerniumMexico/Tenigal	Usiminas	Ternium Argentina	Ternium Brasil	Other	Total
Coke Plant[2]	8		600	1,040	1,800		3,440
Sinter Plant	5		6,300	1,480	5,700		13,480
Direct Reduced Iron Plant	3	2,710					2,710
Blast Furnace[3]	5		3,800	2,210	5,300		11,310
Electric Arc Furnace	5	4,190				260	4,450
Basic Oxygen Furnace	10		4,800	3,500	5,200		13,500
Vacuum Degassing	5	840	2,000	1,200	3,200		7,240
AHF Plant	3		1,900		3,000		4,900
Thin Slab Continuous Caster	1	2,460					2,460
Slab Continuous Caster[4]	7		3,800	2,300	5,000		11,100
Billet Continuous Caster	3	1,640				255	1,895
Hot-rolling Mill (plates)	1		1,000				1,000
Hot-rolling Mill (other flat products)	6	9,910	5,900	2,890			18,700
Skin-Pass Mill	7	3,910	1,300	990			6,200
Hot-rolling Mill (long products)	5	1,190				760	1,950
Pickling Line	14	5,940	4,380	1,910			12,230
Cold-Rolling Mill (Tandem or Reversing)	12	3,900	4,100	1,840			9,840
Electrolytic Cleaning	6	1,940	500	230			2,670
Annealing Line	14	1,430	2,700	1,330			5,460
Temper Mill	9	2,040	1,600	2,020			5,660
Tension-Leveling / Inspection Line	18	1,480	2,300	1,150			4,930
Electro-Tinplating line	1			160			160
Hot Dip Galvanizing Line	15	2,390	1,000	640		385	4,415
Electro-Galvanizing Line	2		360	110			470
Color-Coating Line	9	810		120		210	1,140
Slitter	45	2,530	500	500		350	3,880
Cut to length	50	570	1,100	1,000		220	2,890
Roll forming Line	34	510		540		230	1,280
Panel Line	4	80					80
Profile Line	16	140		80		135	355
Tube Line	24	520	100	190		60	870
Wire drawing Lines	12					100	100
Wire Mesh Lines	2					40	40
Rebar Processing Lines[5]	48					190	190
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

4    Usiminas’ nominal slab production capacity of 5 million tons per year was adjusted to reflect a lower pig iron nominal capacity in operation and Ternium Argentina’s nominal slab production capacity was adjusted to reflect a lower adjusted production capacity of pig iron.

5    Includes shears, straighteners, stirrup benders and shaping centers.

Mexico. Ternium Mexico has 12 steel production and/or processing units in Mexico, consisting of three integrated steel-making plants (two of which produce long steel products and one that produces flat steel products and includes two steel service centers); five downstream flat steel processing plants, combining hot-rolling, cold-rolling and/or coating facilities (three of which include steel service centers); and four steel service centers. In addition, Ternium Mexico has twelve distribution centers, or DCs, in Mexico, aimed at serving customers mainly in the construction sector, and Tenigal owns a galvanizing facility located in the Pesquería Industrial Center.
The following table sets forth key items of information regarding Ternium Mexico’s principal production units in Mexico:

Unit	Type of plant				Location
	Upstream[1]	Downstream[2]	Service center	Distribution center
Guerrero	X	X	X		San Nicolás d.l.G., Nuevo León
Apodaca	X	X			Apodaca, Nuevo León
Puebla	X	X			Puebla, Puebla
Juventud		X	X		San Nicolás d.l.G., Nuevo León
Churubusco		X	X		Monterrey, Nuevo León
Monclova		X			Monclova, Coahuila
Universidad		X			San Nicolás d.l.G., Nuevo León
Pesquería		X	X		Pesquería, Nuevo León
Apodaca Industrial			X		Apodaca, Nuevo León
Apodaca Comercial			X		Apodaca, Nuevo León
Edificios Metálicos			X		Ciénaga de Flores, Nuevo León
San Luis			X		San Luis, San Luis Potosí
DC Chihuahua				X	Chihuahua, Chihuahua
DC Tijuana				X	Tijuana, Baja California
DC Noreste				X	Apodaca, Nuevo León
DC Puebla				X	Puebla, Puebla
DC Guadalajara				X	Guadalajara, Jalisco
DC México				X	Tultitlán, Estado de México
DC Culiacán				X	Culiacán, Sinaloa
DC Veracruz				X	Veracruz, Veracruz
DC Mérida				X	Mérida, Yucatán
DC Tuxtla				X	Tuxtla Gtz, Chiapas
DC León				X	León, Guanajuato
DC Villahermosa				X	Villahermosa, Tabasco
1    “Upstream” refers to a type of steel plant that includes at least steelmaking facilities.
2    “Downstream” refers to a type of steel plant that includes hot-rolling, cold-rolling and/or steel coating facilities.
Guerrero unit: Located in the metropolitan area of Monterrey, Nuevo León, Mexico, the Guerrero unit produces hot-rolled and cold-rolled coils for the industrial, construction and home appliance sectors and for further processing in other Ternium Mexico’s units. It also produces slitted and cut-to-length products for the industrial sector and profiles and tubes for the industrial and construction sectors. This unit includes two steel service centers, and an integrated facility based on direct reduced iron ("DRI"), mini-mill steelmaking and rolling mill technologies that uses iron ore pellets and steel scrap as main raw materials. The facility sources all of the iron ore from Ternium Mexico’s mining operations. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”
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
Juventud unit: Located in Nuevo León, Mexico, the Juventud unit produces galvanized and color-coated coils for the construction, home appliance and other industries; and has a steel service center that produces slitted and roll-formed products, panels and tubes for the construction and industrial sectors. This plant processes cold-rolled coils received from Ternium Mexico’s units in Nuevo León.
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
Universidad unit: Located in Nuevo León, Mexico, and across the street from the Guerrero unit, the Universidad unit produces galvanized and color coated coils for the construction, home appliance and industrial sectors. This plant, which also has pickling lines and a cold-rolling mill, processes hot-rolled coils received from Ternium Mexico’s units in Nuevo León.
Pesquería Industrial Center: Located in Nuevo León, Mexico, the Pesquería Industrial Center produces hot-rolled, cold-rolled, galvanized and color coated coils for the automotive and home appliance industries, among other industrial sectors. In addition, it has recently started up a new push-pull pickling line and a new finishing center that produces slitted and cut-to-length products for the industrial sector. The hot-rolling mill processes slabs sourced from Ternium Brazil as well as from third parties. The cold-rolling mill processes hot-rolled coils sourced from the hot-rolling mill and also from Ternium Mexico’s Churubusco and Guerrero units, as well as from third parties. Ternium Mexico continues building new facilities in the Pesquería Industrial Center. By the end of 2025, we expect to start-up a new galvanizing line and a new cold rolling mill with annual capacities of 0.6 and 1.6 million tons, respectively. In 2026, we expect to inaugurate a new slab mill with an annual capacity of 2.6 million tons, which will include an electric-arc-furnace and direct reduction iron facilities. These projects are consistent with Ternium’s strategy to strengthen its competitive positioning in order to replace imports in the Mexican market, better serve its customers with a broader and more technologically advanced product portfolio, accelerate our progress toward achieving our decarbonization target and maintain compliance with the USMCA’s ‘melted and poured’ requirements. For further information on Ternium’s capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program.”
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

Edificios Metálicos unit: Located in Nuevo León, Mexico, the Edificios Metálicos unit is a steel service center that produces metal building systems for commercial construction. This plant processes plates procured from the local and international markets and coils received from Ternium Mexico’s units in Nuevo León.
San Luis unit: Located in San Luis Potosí, Mexico, the San Luis unit is a steel service center that produces slitted and cut-to-length products for the home appliance and other industries. This plant processes coated coils received from Ternium Mexico’s units in Nuevo León.
Brazil. In Brazil, Ternium Brasil has a steel slab-making plant and Usiminas has eight steel production and/or processing units, consisting of one integrated flat steel-making plant (including a steel service center); one downstream flat steel production plant, combining hot-rolling and cold-rolling facilities; and seven steel service centers. In addition, Usiminas has seven distribution centers, or DCs, in Brazil, five customer warehouses and two ports, aimed at better serving its customers in the country.
The following table sets forth key items of information regarding Ternium Brasil’s and Usiminas’ principal production locations and production units:

Unit	Type of plant				Location
	Upstream	Downstream	Service Center	Distribution Center
Rio de Janeiro	X				Santa Cruz, Rio de Janeiro
Ipatinga	X	X	X		Ipatinga, Minas Gerais
Cubatão		X			Cubatão, São Paulo
Betim			X	X	Betim, Minas Gerais
Santa Luzia			X	X	Santa Luzia, Minas Gerais
Taubaté			X	X	Taubaté, São Paulo
Porto Alegre			X	X	Porto Alegre, Rio de Janeiro
Guarulhos			X		Guarulhos, São Paulo
Cabo do Santo Agostinho			X		Cabo do Santo Agostinho, Pernambuco
São Paulo				X	São Paulo, São Paulo
Santo André				X	Santo André, São Paulo
Caxias do Sul				X	Caxias do Sul, Rio Grande do Sul
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
Ipatinga unit: Located in Minas Gerais, Brazil, the Usiminas’ Ipatinga unit produces plates and hot-rolled, cold-rolled, hot-dipped galvanized and electrogalvanized coils for the automotive, oil and gas and machinery and equipment industries, and for further processing in Usiminas’ service centers. It also produces slitted and cut-to-length products for the industrial sector and profiles and tubes for the industrial and construction sectors. The Ipatinga unit is an integrated facility based on blast furnace and basic oxygen furnace technologies, supplemented with a sinter plant, coking batteries, a co-product plant and a power plant. It uses metallurgical coal and iron ore pellets, lumps and fines as main raw materials. The facility sources all of its coal needs from the international markets and its iron ore needs from Mineração Usiminas and other Brazilian mining companies, which are shipped to the facilities through railroad. Usiminas’ procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”
Cubatão unit: Located in São Paulo, Brazil, the Usiminas’ Cubatão unit produces hot-rolled and cold-rolled coils for the automotive, oil and gas and machinery and equipment industries, and for further processing in Usiminas’ service centers. The facility sources its requirements of slabs from Ternium Brasil and from third parties. Usiminas’

procurement policy for slabs is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”
Service centers: In addition to the service center of the Ipatinga unit, the Usiminas’ Guarulhos and Taubaté units located in São Paulo, the Betim and Santa Luzia units located in Minas Gerais, the Cabo do Santo Agostinho unit located in Pernambuco and the Porto Alegre unit located in Rio Grande do Sul, Brazil, are steel service centers that produce slitted, cut-to-length and tubular products for industrial customers. These plants transform coated and uncoated coils received from Usiminas’ Ipatinga and Cubatão units.
Argentina. Ternium Argentina has eight steel production and/or processing units in Argentina, consisting of one integrated flat steel-making plant; four downstream flat steel processing plants, comprising cold-rolling, coating or tube-making facilities (three of which include steel service centers); and three additional steel service centers. In addition, Ternium has two DCs in Argentina, aimed at serving customers mainly in the construction sector.
The following table sets forth key items of information regarding Ternium Argentina’s principal production units in Argentina:

Unit	Type of plant				Location
	Upstream	Downstream	Service center	Distribution center
San Nicolás	X	X			Ramallo, Buenos Aires
Canning		X	X		Canning, Buenos Aires
Haedo		X	X		Haedo, Buenos Aires
Florencio Varela		X	X		Florencio Varela, Buenos Aires
Ensenada		X			Ensenada, Buenos Aires
Rosario			X		Rosario, Santa Fe
Serviacero III			X		Ramallo, Buenos Aires
Sidercrom			X		Ramallo, Buenos Aires
DC Rosario				X	Rosario, Santa Fe
DC El Talar				X	El Talar, Buenos Aires
San Nicolás unit: Located in the Province of Buenos Aires, Argentina, the San Nicolás unit produces slabs, hot-rolled, cold-rolled and tinplate coils for the construction, industrial, packaging and naval sectors, and for further processing in other Ternium Argentina units. The San Nicolás unit includes an integrated facility based on blast furnace and basic oxygen furnace technologies, supplemented with a sinter plant, coking batteries, a co-product plant, and a power plant. It uses metallurgical coal and iron ore lumps, pellets and fines as main raw materials. The facility sources all of its coal and iron ore needs from the international markets, shipped to its own port on the banks of the Paraná river. In addition, the facility sources its net requirements of steel products from the international market and Ternium Brasil. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”
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
In 2024, Ternium Argentina inaugurated the DC Rosario, a new tube distribution center in Rosario, Santa Fe Province, which offers new services to our customers and has increased the efficiency of the Rosario service center operations. In addition, in 2024 Ternium Argentina inaugurated a new wind farm in the Province of Buenos Aires, Argentina. This new facility has enabled the company to replace most of the electricity purchased from third parties for its operations in the country. For further information on Ternium’s capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program.” For further information on Ternium’s decarbonization strategy, see “—B. Business Overview—Environmental, Social and Governance —Minimizing our environmental footprint.”
Other countries. Ternium U.S.A., Ternium Colombia, Ternium del Atlántico and Ternium Guatemala have a total of 18 steel production and/or processing units in the United States, Colombia and Central America, consisting of one integrated steel-making plant, which produces long steel products in Colombia; one downstream long steel hot-rolling plant; two downstream flat steel processing plants, comprising coating facilities (one of which includes a steel service center and a DC); and fourteen steel service centers (which include fourteen DCs). In addition, Ternium has eight DCs aimed at serving customers mainly in the construction sector.
The following table sets forth key items of information regarding the principal production locations and production units:

Unit	Country	Type of plant				Location
		Upstream	Downstream	Service Center	Distribution Center
Shreveport	USA		X			Shreveport, Louisiana
Manizales Steel	Colombia	X				Manizales, Caldas
Atlántico	Colombia		X			Palmar de Varela, Atlántico
Barranquilla	Colombia			X	X	Malambo, Atlántico
Bogotá	Colombia			X	X	Bogotá, Cundinamarca
Manizales	Colombia			X	X	Manizales, Caldas
Cali	Colombia			X	X	Puerto Tejada, Cauca
Itagüí	Colombia			X	X	Itaguí, Antioquía
DC Montería	Colombia				X	Montería, Córdoba
Villa Nueva	Guatemala		X	X	X	Villa Nueva, Guatemala
Huehuetenango	Guatemala			X	X	Huehuetenango, Huehuetenango
Jutiapa	Guatemala			X	X	Jutiapa, Jutiapa
Teculután	Guatemala			X	X	Teculután, Zacapa
Escuintla	Guatemala			X	X	Escuintla, Escuintla
Quetzaltenango	Guatemala			X	X	Quetzaltenango, Quetzaltenango
DC Zona 9	Guatemala				X	Guatemala, Guatemala
DC Petapa	Guatemala				X	Guatemala, Guatemala
DC Mazatenango	Guatemala				X	Mazatenango, Suchitepéquez
DC Petén	Guatemala				X	Petén, Petén
DC Cobán	Guatemala				X	Cobán, Alta Verapaz
DC Chiquimula	Guatemala				X	Chiquimula, Chiquimula
DC Quiché	Guatemala				X	Quiché, Guatemala
San Salvador	El Salvador			X	X	San Salvador, San Salvador
San Miguel	El Salvador			X	X	San Miguel, San Salvador
Managua	Nicaragua			X	X	Managua, Managua
San José	Costa Rica			X	X	San José, Costa Rica
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
Bogotá and Manizales units: The Bogotá unit, located in Cundinamarca, Colombia, and the Manizales unit, located in Caldas, Colombia, are steel service centers that produce customized rebar-based products for the construction industry. These plants process rebar received from the Manizales Steel unit and rebar purchased in the international markets.

Cali unit: Located in Cauca, Colombia, the Cali unit is a steel service center that produces profiles, tubes, structural beams and rebar-based customized products for the construction industry. This plant processes hot-rolled and cold-rolled coils received mainly from units in Nuevo León, Mexico, and purchased in the international markets.
Itagüí unit: Located in Antioquía, Colombia, the Itagüí unit is a steel service center that produces drawn wire, wire mesh and customized rebar-based products for the construction industry. This plant processes wire rod purchased in the international markets, rebar received from the Manizales Steel unit and rebar purchased in the international markets.
Villa Nueva unit: Located in Guatemala, Guatemala, the Villa Nueva unit produces galvanized sheets for the construction industry and for further processing in other units in Central America. It also has a steel service center that produces slitted, roll-formed and cut-to-length products, and profiles for the construction industry, and a steel retail distribution center. This plant processes hot-rolled, cold-rolled and coated coils received from Ternium Mexico’s units in the Nuevo León area and from the international markets. In 2024, the company started-up a new slitter and a new profile line.
Huehuetenango, Jutiapa, Teculután, and Quetzaltenango units: The Huehuetenango unit in Huehuetenango, the Jutiapa unit in Jutiapa, the Teculután unit in Zacapa and the Quetzaltenango unit in Quetzaltenango are steel service centers located in Guatemala that produce roll-formed products for the construction industry. These plants process coated steel coils mainly procured from Ternium Mexico or received from the Villa Nueva unit.
Escuintla unit: Located in Escuintla, Guatemala, the Escuintla unit is a steel service center that produces roll-formed products and profiles for the construction industry. This plant process hot-rolled and coated steel coils mainly procured from Ternium Mexico or received from the Villa Nueva unit.
San Salvador, San Miguel and Managua units: The San Salvador and San Miguel units, located in San Salvador, El Salvador, and the Managua unit, located in Managua, Nicaragua, are steel service centers that produce roll-formed products for the construction industry. These plants process coated coils received mainly from the Villa Nueva unit.
San José unit: Located in San José, Costa Rica, this is a steel service center that produces roll-formed and cut-to-length products for the construction industry. These plants process coated coils procured from Ternium Mexico or received from the Villa Nueva unit.
Mining Production Facilities
Mexico
Ternium has iron ore production facilities in Mexico. We have a 100% interest in Las Encinas, and a 50% interest in Consorcio Peña Colorada, and conduct its mining activities through these companies. In 2024, we recorded iron ore shipments of 2.9 million tons, all of which were destined to Ternium’s steelmaking facilities in Mexico. The following table provides an overview of Las Encinas’ and Consorcio Peña Colorada’s active mining operations:

Company	Mine	Location	Type of Mine
Las Encinas	Aquila	Aquila, Michoacán	Open pit
Las Encinas	Palomas	Pihuamo and Tecalitlán, Jalisco	Open pit
Consorcio Peña Colorada	Peña Colorada	Minatitlán, Colima	Open pit
In addition, Las Encinas owns El Encino and Cerro Nahuatl mines, and has operated the El Chilillo mine, all of which are substantially exhausted.
The following table provides an overview, by type of facility, of Ternium’s production capacity as of December 31, 2024:

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

The following table provides a description of tailings dams in Mexico as of December 31, 2024:

	Las Encinas			Consorcio Peña Colorada(1)
Dam / section	Cerro Náhuatl	Alzada / 1	Alzada / 2	Guásimas	Arrayanal / 1	Arrayanal / 2
Type of structure	Downstream	Combined(3)	Downstream	Combined(4)	Downstream(5)	Downstream
Status	Closing procedure	Stand by	Operative	Closing procedure	Operative	Operative
Deposits volume(2)	9	11	5	54	26	20
(1)    Figures correspond to total capacity. Ternium has a 50% interest in Consorcio Peña Colorada.
(2)    In million cubic meters.
(3)    Three out of six embankments were originally built upstream, and then reinforced to meet all requirements under the strictest international seismic standards.

(4)    Out of a total eight embankments, one was built with a combination of downstream and centerline methodologies, one was built as a downstream starter dam and six were built with an upstream methodology. In order to reduce risks of collapse under the strictest international seismic standards, certain reinforcements are recommended in the Guásimas tailings dam to comply with safety factors under a dynamic/post seismic condition. Ternium has indicated Consorcio Peña Colorada that it supports Consorcio Peña Colorada’s efforts to mitigate those risks. The completion of the project is expected by year-end 2025. For a description of risks, see Item 3. “Key Information-D. Risk Factors-Risks Relating to Ternium's Mining Activities-Unexpected natural and operational catastrophes may impact the environment or cause exposure to hazardous substances, adversely impact Ternium's operations and profitability, and result in material liabilities to Ternium.”

(5)    Includes upstream embankments in non-relevant zones.

Location of Las Encinas and Consorcio Peña Colorada’s Active Mines

Peña
Colorada
Mine
19.37651°-104.10428°
Palomas
Mine
19.24129°-103.26746°
Aquila
Mine
18.62122° -103.47043°
N
100 miles
(approx)
Iron Ore Mine
Including WGS84 coordinates

Las Encinas
Las Encinas produces iron ore pellets and magnetite concentrate in Mexico. At present, Las Encinas operates the Aquila and Palomas open pit mines located in Michoacán and Jalisco, Mexico, respectively. Las Encinas has three crushing plants located close to each of the Aquila, the El Encino and the Palomas mines, the latter operated under a lease agreement, and a concentration and pelletizing plant located in Alzada, Colima, Mexico. Its major processing facilities (crushing, concentration and pelletizing facilities) include two primary crushers and a dry cobbing plant located in the Aquila mine, a crushing plant, which includes two primary crushers and pre-concentration with magnetic pulleys located at the El Encino mine, and a semi-mobile crushing plant, which includes primary crushers and pre-concentration with magnetic pulleys located at the Palomas mine, and horizontal and vertical ball mills and several stages of magnetic separation in the Alzada facilities. Las Encinas has two operational tailings dams in Alzada and an idled tailings dam located in Cerro Náhuatl.

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

Mineral reserve estimates at Las Encinas mines are based on a long-term iron ore reference price of $90 per dry metric ton for 62% ferrous CFR China, adjusted for grade, logistics, and other adjustments. Mineral resources are constrained within a Lerch & Grossmann pit shell, designed using the reference price for mineral reserves.

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

The El Encino open pit and underground mine was operated until 2011. The El Encino mineral reserves were exhausted and the mine’s operations have been suspended. Ternium continues to evaluate the steps required to proceed with its permanent closure. The crushing and transfer facilities at El Encino are still in operation and will remain active to receive, process and transfer to the Alzada pelletizing plant iron ore that Las Encinas buys from time to time from other local concessionaires.

The Cerro Nahuatl open pit mine located in Colima, Mexico, operated until 2008. The Cerro Nahuatl mineral reserves were exhausted and the mine’s operation has been suspended. Ternium is currently following the steps required to proceed with its permanent closure.

Consorcio Peña Colorada
Consorcio Peña Colorada, a company owned 50% by Ternium and 50% by ArcelorMittal S.A. ("ArcelorMittal"), produces iron ore pellets and magnetite concentrate in Mexico. Consorcio Peña Colorada operates the Peña Colorada open pit mine as well as a concentrating facility and a two-line pelletizing facility. Consorcio Peña Colorada owns part of the property where its mine and processing facilities stand, and leases 1,204 hectares adjacent to the mine to store waste dump material and, in the future, to mine mineral reserves as part of the regular short-term and long-term life of mine plan.

Consorcio Peña Colorada has operated since 1974 and holds mining rights over 39,980 hectares. The Peña Colorada mine is a complex polyphase iron ore deposit. Several magmatic and hydrothermal events produced iron mineralization as skarns or skarnoids, and late dikes and faults that crosscut the mineralized bodies. The main mineralization events are a massive ore body and a disseminated ore body, within polymictic breccia zones. Mineral reserve estimates at the Peña Colorada mine are based on a long-term iron ore reference price of $70 per dry metric ton for 62% ferrous CFR China, adjusted for grade, logistics, and other adjustments. Mineral resources are estimated based on the same long-term price forecast used for mineral reserves, increased by a revenue factor of 1.30 and adjusted upwards or downwards for mine specific factors and further adjusted for grade, logistics and other modifying factors.

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

Ternium is required to buy from Consorcio Peña Colorada half of the mine’s annual production. For further information, see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs—Mexico—Iron Ore.” Iron ore concentrate and pellets sold to Ternium are shipped by rail from the mine to Ternium’s facilities in Mexico or exported to third parties through the Manzanillo port.

Iron ore mineral resources and mineral reserves
In 2024, net sales of Ternium’s mining segment in Mexico represented 2.9% of the company’s consolidated net sales and were totally used internally for steel making. As of December 31, 2024, the property, plant and equipment value of Ternium’s mining segment in Mexico represented 5.4% of the company’s consolidated property, plant and equipment value. None of our iron ore mines is considered to be material on an individual basis.

The estimates of mineral resources and mineral reserves at our mines and projects have been prepared by qualified persons. The 2024 mineral resource and mineral reserve estimates at the Aquila and Palomas mining properties were audited by SRK Consulting (Peru) S.A. The 2024 mineral resource and mineral reserve estimates for the Peña Colorada mine were audited by SLR Consulting (Canada) Ltd. In addition, external qualified professionals and companies collaborate with management to validate findings in relevant areas such as geotechnics, geology, and mining design.

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

In the field, information is managed by experienced professionals who follow specified procedures. Data derived from exploration drilling, field sampling, process tests, and product quality is subject to thorough sample security and integrity protocols, field and laboratory quality assurance and quality control processes, as well as data validation procedures. Quality control processes and procedures vary depending on the specific nature of the drilling, sampling program or laboratory analysis. Operational and historical data is subject to internal validation procedures. Compliance with such procedures is verified through internal database audits and spatial and statistical analysis.

Mineral resource and mineral reserve estimations are subject to normal industry risks, including metal prices, economic and market risks, metallurgical performance, and geological modeling. For geological risk, Ternium has modeling and estimation procedures following mining industry best practices, including drilling, core logging, sampling, and density protocols. For information on risks relating to the determination of mineral resources and mineral reserves, see “Risks Relating to Ternium’s Mining Activities - Ternium’s resource and reserve estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine or cause Ternium to revise its resource or reserve estimates.”

Iron ore mineral reserves

The table below details Ternium’s estimated proven and probable iron ore mineral reserves in Mexico as of December 31, 2024. The classification of the iron ore mineral reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit.

Iron ore mineral reserves as of	December 31, 2024						December 31, 2023
	Proven		Probable		Total		Total
	Million tons	Fe %(1)	Million tons	Fe %(1)	Million tons	Fe %(1)	Million tons	Fe %(1)
Las Encinas	14	30	6	29	20	30	25	32
Peña Colorada(2)	55	20	67	19	122	20	115	21

(1)Reported figures are for magnetic iron content.
(2)Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada.
Note: S-K 1300 definitions were followed for mineral reserve estimates. Reported figures are Run of Mine (ROM) based. References to tons are to wet metric tons.
The table below provides additional information on iron ore production and average estimated mine life:

Operations/Projects	% Ownership	In Operation Since	2024 Run of Mine Production (million tons)	2024 Saleable Production (million tons)(1)	Estimated Mine Life (Years)(2)
Las Encinas(3)	100	1970	3.4	1.6	6
Peña Colorada(4)	50	1974	3.9	1.4	16
(1)Saleable production consists of a mix of direct shipped ore, concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%.
(2)Mine life is calculated assuming the full utilization of the pellet plant and corresponds to the duration of ore reserve estimates only.
(3)2024 includes exclusively the Aquila and Palomas mines. Run of mine production in 2024 was 3.4 million tons and in 2023 was 1.9 million tons.
(4)Run of mine production in 2024 was 3.9 million tons and in 2023 was 6.4 million tons. Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada. The year-over-year decrease in run of mine production in 2024 compared to 2023 was due to deferrals in mining preparation, as the process for the obtention of an environmental permit for tailings disposal was lengthier than expected.
The mineral reserve estimates were prepared in compliance with the requirements of SEC rules, under which:
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
The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash forward-looking basis. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Mineral reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. Our mineral reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to mineral reserves and mineral resource estimates, see Item 3. “Key Information—D.Risk Factors—Risks Relating to Ternium’s Mining Activities—Ternium’s reserve and resource estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves and resources uneconomical to mine in the future or cause Ternium to revise its reserve or resource estimates.”

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

Changes in iron ore mineral reserve estimates (2024 versus 2023)

Las Encinas’ iron ore mineral reserve estimates as of December 31, 2024 were 20 million tons on a run-of-mine basis (with an average magnetic iron grade of 30%), decreasing by 5 million tons (with 2 percentage points lower magnetic iron grade) compared to those recorded as of December 31, 2023. The year-over-year decrease was mainly due to the depletion of iron ore mineral reserves in 2024 and a decrease in iron ore mineral reserve estimates based on an updated block model and the incorporation of additional drill hole information.

Peña Colorada’s iron ore mineral reserve estimates as of December 31, 2024 were 122 million tons on a run-of-mine basis (with an average magnetic iron grade of 20%) increasing by 7 million tons (with 1 percentage point lower magnetic iron grade) compared to those recorded as of the end of 2023. The year-over-year increase was mainly due to the depletion of iron ore mineral reserves in 2024 partially offset by an increase in iron ore mineral reserve estimates based on a cut-off grade reduction. Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada.

Iron Ore Mineral Resources

The following tables summarize Ternium’s mineral resources in its active mines in Mexico, as of December 31, 2024 and 2023.

Iron ore measured and indicated mineral resources as of	December 31, 2024						December 31, 2023
	Measured		Indicated		Measured + indicated		Measured + indicated
	Million tons	Fe %(1)	Million tons	Fe %(1)	Million tons	Fe %(1)	Million tons	Fe %(1)
Las Encinas	—	—	—	—	—	—	—	—
Peña Colorada(2)	17	24	25	21	42	22	39	24

Iron ore inferred mineral resources as of	December 31, 2024		December 31, 2023
	Million tons	Fe %(1)	Million tons	Fe %(1)
Las Encinas	14	31	12	33
Peña Colorada(2)	1	28	0	21
(1)Reported figures are for magnetic iron content.
(2)Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada.

Note: S-K 1300 definitions were followed for mineral resource estimates. Mineral resources are constrained within an optimized pit shell and exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. References to tons are to wet metric tons.
Changes in iron ore mineral resource estimates (2024 versus 2023)
Las Encinas’ inferred iron ore mineral resource estimates as of December 31, 2024 were 14 million tons (with an average magnetic iron grade of 31%), increasing by 2 million tons (with 2 percentage points lower magnetic iron grade) compared to those recorded as of December 31, 2023. The year-over-year change was mainly due to the incorporation of iron ore mineral resources in the context of an intensive drilling campaign in the Aquila mine. However, estimation works under development in the Aquila mine could result in the future in further changes in iron ore mineral resources. For information on risks relating to the determination of mineral resources and mineral reserves, see “Risks Relating to Ternium’s Mining Activities - Ternium’s resource and reserve estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine or cause Ternium to revise its resource or reserve estimates.”

Peña Colorada’s measured and indicated iron ore mineral resource estimates as of December 31, 2024 were 42 million tons (with an average magnetic iron grade of 22%), increasing by 3 million tons (with 2 percentage points lower magnetic iron grade) compared to those recorded as of December 31, 2023. The year-over-year change was mainly due to an increase in iron ore mineral resource estimates, based on a cut-off grade reduction, the incorporation of additional drill hole information and an updated estimation methodology. Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada.

Property, Plant and Equipment
The table below details the value of Ternium’s mining segment property, plants and equipment in Mexico as of December 31, 2024.

In millions of U.S. dollars	Property, Plant and Equipment
Las Encinas	183.1
Consorcio Peña Colorada	272.9

Brazil
Usiminas has a 70% interest in Mineração Usiminas, and conducts its mining activities in Brazil through this company. Ternium started to consolidate Usiminas in July 2023. In 2024, we recorded iron ore shipments of 8.5 million tons from Mineração Usiminas’ operations, which were destined to third parties and to Usiminas’ steelmaking facilities in Ipatinga. The following table provides an overview of Mineração Usiminas’ active mining operations:

Mine	Location	Type of Mine
Oeste	Itatiaiuçu, Minas Gerais	Open pit
Central	Itatiaiuçu, Minas Gerais	Open pit
Leste/Camargos(1)	Mateus Leme, Minas Gerais	Open pit
(1)Friable ore at the Leste area has been exhausted at the end of 2023. The Camargos area is being developed to feed the Leste processing plant with friable ore.
The following table provides an overview of Mineração Usiminas’ production capacity as of December 31, 2024:

Production facility	Capacity(1)
Oeste Plant	2,900
Samambaia Plant	2,900
Flotation Plant	3,200
Leste Plant(2)	1,000
(1)In thousands of tons per year. Capacity figures are based on the quality of the run-of-mine material that fed the plants in 2024.
(2)Currently in stand-by, until works are finished to be able to ship friable ore from the Camargos area.
In 2021, Mineração Usiminas implemented a dry stacking system to process tailings and, accordingly, tailings dams are no longer used. Mineração Usiminas had two tailings dams that were declared decommissioned, Somisa and Central, after it completed a closing procedure and fulfilled the legal requirements for obtaining such declaration. As of December 31, 2024, Mineração Usiminas had one inactive remaining tailings dam, Samambaia 0, with deposits volume of 8 million cubic meters. Samambaia 0 was built downstream and remains closed. In addition, Mineração Usiminas has initiated the required legal steps to obtain the decommissioning declaration by Minas Gerais’ authorities for its Samambia 0 tailings dam.
In addition to the Sambambaia 0 iron ore tailings dam, Mineração Usiminas has a sediment containment structure, the Oeste dike. This structure meets the requirements of the Política Nacional de Seguridad de Barragens, the national policy for dam safety. The Oeste dike is monitored by the company's geotechnical structure management systems, which comply with all applicable legal requirements, including the external audit carried out by an independent company.

Location of Active Mines
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

Mineral reserve and mineral resource estimates at Mineração Usiminas mines are based on an estimated long-term iron ore price of $85 per dry metric ton for 62% iron content CFR China, adjusted by grade and other chemical elements content.

Iron ore mineral resources and mineral reserves in Brazil
In 2024, Mineração Usiminas’ mining products shipments represented 3.1% of Ternium’s consolidated net sales. As of December 31, 2024, the property, plant and equipment value of Mineração Usiminas represented 4.0% of Ternium’s consolidated property, plant and equipment value. None of our iron ore mines is considered to be material on an individual basis.

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

Mineral resource and mineral reserve estimations are subject to normal industry risks, including metal prices, economic and market risks, metallurgical performance, and geological modeling. For geological risk, Mineração Usiminas has modeling and estimation procedures following mining industry best practices, including drilling, core logging, sampling, and density protocols. For information on risks relating to the determination of mineral resources and mineral reserves, see Item 3. “Key Information—D.Risk Factors—Risks Relating to the Mining Activities - Ternium’s reserve and resource estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves and resources uneconomical to mine or cause Ternium to revise its reserve or resource estimates.”

Iron ore mineral reserves in Brazil

The table below details Mineração Usiminas’ estimated proven and probable iron ore mineral reserves as of December 31, 2024. The classification of the iron ore mineral reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend different ore types that may occur within each deposit. Mineral reserves are reported as Run of Mine (ROM). References to tons in mineral reserve figures are to wet metric tons. To be able to process compact itabirites, Mineração Usiminas would need to deploy a new project that requires new equipment and facilities and significant capital expenditures. This project is currently under analysis and has not been yet approved. For information on risks relating to this investment, see Item 3. “Key Information—D.Risk Factors—Risks Relating to the Mining Activities - Inability to complete activities required to maintain iron ore and pellets production rates over time could increase Ternium’s steel production cost.”

Iron ore mineral reserves(1)	December 31, 2024						December 31, 2023
	Proven		Probable		Total		Total
	Million tons	Fe %(2)	Million tons	Fe %(2)	Million tons	Fe %(2)	Million tons	Fe %(2)
Friable itabirites	123	47	46	48	169	47	180	47
Compact itabirites	401	36	242	35	643	36	645	36
Mineração Usiminas	524	39	288	37	812	38	825	38
(1)Mineral reserves are the economically viable portion of the measured and indicated mineral resources, based on a benchmark long-term iron ore price of $85 per dry metric ton for 62% iron content CFR China. The mineral reserve reports were dated December 31, 2024. The cut-off grade was 30% Fe. Estimates were performed with the Studio NPVS 1.4.26.0 software. Mineral reserves included 30 million tons of iron ore with a 41% content of compact stoke piles classified as indicated. The stock piles were estimated and classified based on topography survey and channel samples. GE21 recommends a systematic sampling be carried out to confirm the quality of the compact stock pile.
(2)Represents total iron content.

The table below provides additional information on iron ore production and average estimated mine life.

Operations/Projects	% Ownership (1)	In Operation Since	2024 Run of Mine Production (million tons)	2024 Saleable Production (million tons)(2)	Estimated Mine Life (Years)(3)
Friable itabirites(4)	70	2011	20.8	8.2	6
Compact itabirites(5)	70	n/a	n/a	n/a	34
(1)Corresponds to Usiminas’ 70% interest in Mineração Usiminas.
(2)Saleable production consists of a mix of direct shipped ore, lump, sinter feed and pellet feed products which have an iron content of approximately 61%.
(3)Mine life is calculated assuming the full utilization of the concentration facilities and corresponds to the duration of ore mineral reserve estimates.
(4)Run of mine production in 2024 was 20.8 million tons and in 2023 was 22.0 million tons.
(5)To be able to process compact itabirites, Mineração Usiminas is required to deploy a new project that entails new equipment and facilities and significant capital expenditures, and estimated mine life will depend, among other factors, on actual processing capacity incorporated as part of such project. For information on risks relating to this investment, see Item 3. “Key Information—D.Risk Factors—Risks Relating to the Mining Activities - Inability to complete activities required to maintain iron ore and pellets production rates over time could increase Ternium’s steel production cost.”
Mineral reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. Our mineral reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to mineral reserves and mineral reserve estimates, see Item 3. “Key Information—D.Risk Factors—Risks Relating to the Mining Activities—Ternium's reserve and resource estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves and resources uneconomical to mine in the future or cause Ternium to revise its reserve or resource estimates.”
Mineração Usiminas’ mining leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all mineral reserves on the leased properties to be mined in accordance with current production schedules. Our mineral reserves may include areas where some additional approvals remain outstanding but where, based on the technical investigations we carry out as part of our mine planning process and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the timeframe required by the current life of mine schedule.
Changes in iron ore mineral reserve estimates (2024 versus 2023)
Friable itabirite iron ore mineral reserve estimates as of December 31, 2024 were 169 million tons on a run-of-mine basis (with an average iron grade of 47%), decreasing by 11 million tons compared to those recorded as of the end of 2023. The decrease during 2024 was due to the mineral reserve depletion in the year.
Compact itabirite iron ore mineral reserve estimates as of December 31, 2024 were 643 million tons on a run-of-mine basis (with an average iron grade of 36%), decreasing by 2 million tons compared to those recorded as of the end of 2023. The decrease during 2024 was due to the use of compact itabirite in operating and waste disposal activities.
Iron Ore Mineral Resources
Mineral Resources include a 30 million-ton stock of compact itabirite, 41% iron content, classified as indicated. Stock pile size and iron content were estimated and classified based on topography surveys and samples. GE21 recommends a systematic sampling be carried out to confirm the quality of compact stock pile. The following tables summarize Mineração Usiminas’ mineral resources in its active mines as of December 31, 2024. Mineral resources are reported as Run of Mine (ROM). References to tons in mineral resource figures are to wet metric tons. Mineral resources are exclusive of mineral reserves.

Iron ore measured and indicated mineral resources(1) as of	December 31, 2024						December 31, 2023
	Measured		Indicated		Measured + indicated		Measured + indicated
	Million tons	Fe %(2)	Million tons	Fe %(2)	Million tons	Fe %(2)	Million tons	Fe %(2)
Friable itabirites	215	46	83	48	298	47	309	47
Compact itabirites	700	36	592	35	1,292	36	1,294	36
Mineração Usiminas	915	39	675	36	1,590	38	1,603	38

Iron ore inferred mineral resources as of	December 31, 2024		December 31, 2023
	Million tons	Fe %(2)	Million tons	Fe %(2)
Friable itabirites	55	50	55	50
Compact itabirites	293	33	293	33
Mineração Usiminas	348	36	348	36
(1)The mineral resource reports were dated December 31, 2024. The cut-off grade was 20% Fe. Estimates were performed with the Studio NPVS 1.4.26.0 software.
(2)Represents total iron content.
Changes in iron ore mineral resource estimates (2024 versus 2023)
Friable itabirite iron ore mineral resource estimates as of December 31, 2024 decreased 11 million tons year-over-year to 298 million tons of measured and indicated mineral resource estimates and 55 million tons of inferred mineral resource estimates (with an average iron grade of 47% and 50%, respectively). The decrease in mineral resource estimates was due mainly to mineral resource depletion during the year. Inferred mineral resource estimates remained unchanged.
Compact itabirite iron ore mineral resource estimates as of December 31, 2024 decreased 2 million tons year-over-year to 1,292 million tons of measured and indicated mineral resource estimates and 293 million tons of inferred mineral resource estimates (with an average iron grade of 36% and 33%, respectively). The decrease in resource estimates was due to the use of compact itabirite in operating and waste disposal activities. Inferred mineral resource estimates remained unchanged.
Property, Plant and Equipment
Mineração Usiminas’ property, plants and equipment value as of December 31, 2024 amounted to $339.2 million.
Production process
Ternium specializes in manufacturing and processing finished steel products. In addition, Ternium extracts and processes iron ore and produces electricity.
Ternium’s facilities use different technologies and have different levels of integration. The basic inputs for steel production are iron ore, metallurgical coal and energy. Iron ore is used in three different formats: fines, lumps and pellets. Ternium’s steel production processes consume energy mainly in the form of natural gas, coal and electricity.
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
Thin-slabs, slabs and billets are processed in the hot-rolling mills in Mexico, Brazil, Argentina and Colombia to obtain hot-rolled products using different technologies. In the case of flat products, hot-rolled coils are obtained from thin or conventional slabs. Thin slab hot-rolling, a technology Ternium uses only in Mexico, requires less energy than conventional slab hot-rolling, as it does not require a roughing section at the mill and does not need to be reheated from room temperature to reach rolling temperature. In addition, in Brazil, Usiminas obtains plates from conventional slabs in a hot-rolled heavy plate line. In the production of long products, which is carried out in Mexico and Colombia, billets are reheated and taken to rolling temperature. The softened steel is processed in the rolling trains to obtain wire rods and rebars as finished long products and, depending on their final use, rebars can be further processed into stirrups and other customized shapes in our service centers in Colombia.
Depending on its final use, the hot-rolled coils are then heat-treated and/or pickled in Mexico, Brazil and Argentina, before being sent for sale as coils or cut into steel sheets. Alternatively, the hot-rolled coils may be sent to a cold-rolling mill where they are put under a deformation process at room temperature to reduce their thickness and obtain cold-rolled coils. Cold-rolled coils can be sold in crude form to the market (full hard) or processed in the reheating ovens, annealing bays and temper lines to modify their metallurgic and physical characteristics. The heat-treated products can be sold as coils or sheets or further processed by adding coatings.
Cold-rolled coils can be further processed into tinplate at Ternium Argentina’s facility (by adding a thin layer of tin), into galvanized or electrogalvanized sheets at several of Ternium’s facilities in Mexico, Argentina, the United States, Guatemala, and at Usiminas’ facilities (by adding a thin layer of zinc to the products through different processes) or into pre-painted products. Some of these products can be further processed into slitted, cut-to-length and tailor-made products according to customers’ needs at Ternium’s service centers, which are located in several countries. In addition, coated, cold-rolled and hot-rolled coils can be further processed into tubular products, such as welded pipes, insulated panels and architectural panels, among other customized products.
Sales
Net Sales
As of December 31, 2024, the company was organized into two operating segments: Steel and Mining.
•The Steel segment includes the sales of steel products by Ternium S.A.’s subsidiaries, which comprises mainly slabs, hot and cold rolled products, coated products, roll-formed and tubular products, billets, bars and other products.

•The Mining segment includes the sales of mining products by Ternium S.A.’s subsidiaries, which comprises iron ore lumps, concentrates (sinter feed and pellet feed fines) and pellets, and encompasses the mining activities of Mineração Usiminas, Las Encinas and 50% of Peña Colorada.
For purposes of reporting geographical information, net sales are allocated based on customer's location. For further information, see note 5 to the consolidated financial statements included in this annual report.
Ternium primarily sells its steel products in Latin American countries and the southern United States, where it can leverage its strategically located manufacturing facilities to provide specialized products, delivery services to its customers and reduced freight costs. Ternium's consolidated net sales amounted to $17.6 billion in 2024, $17.6 billion in 2023 and $16.4 billion in 2022. Ternium started to consolidate Usiminas in July 2023. For further information on our net sales, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations.”
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
The following table shows consolidated net sales, for the years indicated:

Consolidated	Net sales (million U.S. dollars)
	For the year ended December 31,
	2024	2023	2022
Steel Segment	17,220	17,281	16,414
Mining Segment	429	329	—
Total net sales	17,649	17,610	16,414
The following table shows the steel segment’s net sales and shipments, for the years indicated:

Steel Segment	Net sales (million U.S. dollars)			Shipments (thousand tons)
	For the year ended December 31,			For the year ended December 31,
	2024	2023	2022	2024	2023	2022
Mexico	8,527	9,311	8,828	8,200	8,355	6,843
Brazil	4,005	2,279	582	3,941	2,014	723
Southern Region	2,401	3,569	3,834	1,806	2,271	2,362
Other Markets	1,958	1,853	2,848	1,674	1,573	1,968
Total Steel products	16,892	17,013	16,092	15,622	14,213	11,896
Other products	329	268	323
Total Steel segment	17,220	17,281	16,414
Note: other products include mainly electricity sales in Mexico and Brazil.
The following table shows the mining segment’s net sales and shipments, for the years indicated:

Mining Segment	Net sales (million U.S. dollars)			Shipments (thousand tons)
	For the year ended December 31,			For the year ended December 31,
	2024	2023	2022	2024	2023	2022
Third parties	429	329	0	6,426	4,128	0
Intercompany	630	546	411	4,959	4,048	3,456
Total	1,059	875	411	11,385	8,176	3,457
Consolidated steel products sales
Mexico

Sales to customers in Mexico accounted for 50% of Ternium’s consolidated net sales of steel products during 2024, 55% during 2023, and 55% during 2022. Most of Ternium’s Mexican customers are located near its plants. Flat steel non-coated products are mainly sold in Mexico to construction companies, industrial customers in the automotive, packaging, electric motors and service center industries, as well as distributors. The principal segments in the Mexican coated steel market are construction, automotive, home appliances and manufacturing (air conditioning, lamps and furniture). Ternium serves industrial customers, who require high-quality specifications, as well as commercial customers through service centers and warehouses. Rebar and wire rod markets in Mexico are characterized by a large number of orders of small volume, and competition is largely based on price. The customer base for bar and rod products in Mexico consists primarily of independent dealers and distributors, who in turn retail the products to their customers in the construction industry. Ternium markets its tubular products mainly through Mexican independent distributors, and the balance is sold directly to industrial customers.
Brazil
Sales to customers in Brazil accounted for 24% of consolidated net sales of steel products during 2024, 13% during 2023 and 4% during 2022. In 2022 and the first half of 2023, sales in Brazil consisted mainly of steel slabs shipped to Usiminas and other steel companies. In the second half of 2023, Ternium started to consolidate Usiminas’ shipments, resulting in a significant increase in reported volumes in the country. Usiminas’ steel product sales in Brazil target the automotive industry, the construction and agriculture sectors, the tube and pipe sector (related to liquids, gas transportation and distribution networks), the capital goods sector and the home appliances sector. The customer base in Brazil consists primarily of independent SME companies and distributors, which in turn process or retail products to their customers in different market sectors. In addition, Usiminas serves large industrial customers, such as customers in the automotive industry, which require customized products and services that Usiminas can provide through its service centers and finishing facilities.
Southern Region
Sales to customers in the Southern Region (which encompasses Argentina, Bolivia, Chile, Paraguay and Uruguay) accounted for 14% of Ternium’s consolidated net sales of steel products during 2024, 21% during 2023 and 24% during 2022. The vast majority of sales in the Southern Region are made to customers in Argentina. Ternium’s sales in this region are oriented toward the construction and agriculture sectors, the automotive industry, the packaging sector (for food, paints, sprays and petrochemicals), the tube and pipe sector (related to liquids and gas transportation and distribution networks), the capital goods sector and the home appliances sector.
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
Ternium’s principal customers in the Southern Region are located near Ternium Argentina’s production facilities in Argentina. Ternium’s net sales in Argentina represent approximately 14% of our consolidated net sales. We also sell a small portion of our production to customers in Bolivia, Chile, Paraguay and Uruguay.
Other Markets
Sales to customers in other markets, which include mainly shipments to the United States, Colombia and Central America, accounted for 12% of Ternium’s consolidated net sales of steel products during 2024, 11% during 2023 and 18% during 2022. Steel customers in the United States are served directly through the Shreveport plant and through Ternium International’s Houston, Texas, commercial office. The Gulf Coast and a large portion of the West Coast in particular are regions for which our Mexican facilities have distribution advantages. Ternium’s main markets in the United States are the construction industry and the energy related sectors.
Customers in Colombia are served directly through Ternium Colombia and Ternium del Atlántico. Ternium offers a variety of customized products through its various service centers in the country. Our main local markets are the construction industry and the energy related sectors.
Customers in Central America are served directly through Ternium’s facilities in Guatemala, El Salvador, Nicaragua and Costa Rica. Ternium offers a variety of customized products through its various service and distribution centers in the region. Ternium’s main market in Central America is the construction industry.
Consolidated mining products sales

Mineração Usiminas’ shipments of iron ore are marketed mainly to Chinese steel producers and, to a lesser extent, to other foreign and Brazilian steel producers, as well as for internal consumption at the Ipatinga facility in Brazil. Las Encinas’ and Consorcio Peña Colorada’s iron ore shipments are destined mainly for internal consumption at the Guerrero and Puebla facilities in Mexico and surpluses, if any, are destined for the international market.
Marketing
Marketing of steel products
Ternium’s marketing strategy in the steel segment is to expand higher margin value-added products and services in Ternium’s sales mix. Over time, Ternium expects to increase its offerings of value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time deliveries and inventory management. In order to do so, Ternium will increase steelmaking and processing capacity, continue to work with its customers to anticipate their needs and develop customized products for particular applications.
A principal component of Ternium’s marketing strategy is establishing lasting and close relationships with customers. This strategy allows Ternium to provide assistance to its customers in their use of steel products and to obtain information that can be applied to future product development. Ternium adapts its marketing strategy according to the different regions it serves. Its sales force specializes in different regional requirements, ranging from product specifications to transport logistics.
In order to strengthen Ternium’s positioning in regional markets and offer services to customers, Ternium manages its exports from countries where it has manufacturing facilities through a network of commercial offices. Ternium operates through strategically located subsidiaries, providing customers with services and support. Ternium has extensive experience promoting steel products. Its marketing expertise helps us expand our position in current markets and develop new ones.
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
Ternium Mexico has a department focused on the development of small and medium-sized companies in Mexico under a program created by the Techint Group, a group of international companies controlled by San Faustin, for the development of its local customers and suppliers named Propymes. The objective of the program is to improve their competitiveness, increase their exports and allow them to substitute imports with local products. This program provides support for industrial, training and institutional requirements of the participating companies.
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
In this region, Ternium has commercial offices in Argentina and Uruguay. These offices provide services such as market development, analysis of businesses opportunities, and customer support in their respective countries. Propymes was implemented in Argentina in 2002, with the objective of promoting the local industry. This program provides support for industrial, training, commercial, financial, institutional and energy transition requirements of the participating companies.
Other Markets
Ternium’s finished steel customers in other markets are mainly in the construction and energy-related industries in the United States, Colombia and Central America. In Colombia and Central America, we offer customized services through our network of service and distribution centers.
Through Ternium’s facilities and service centers located in Colombia, Costa Rica, El Salvador, Guatemala, Nicaragua and the Southern United States, Ternium can cut, paint or roll-form its products to specific client requirements mainly in the construction industry. In addition, Ternium has a commercial office in Houston, Texas, which enables it to offer differentiated services to various customers.
Ternium’s shipments can also be destined to steel markets outside the Americas. Sales to Europe, Asia and Africa are carried out mainly through Ternium’s commercial office in Spain. This office is focused on trading activities, including the development of commercial and marketing activities.
Marketing of mining products
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

Over the last twenty years, there has been a trend toward steel industry consolidation among Ternium’s competitors. Below is a summary of the most significant transactions:
•June 2006: Mittal Steel Company, N.V. and Arcelor S.A. merged to create ArcelorMittal, the world’s largest steel company.
•March 2007: Votorantim S.A. acquired Colombia’s Acerías Paz del Río S.A., or Acerías Paz del Río.
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
•December 2019: ArcelorMittal and NSC completed the acquisition of Essar Steel India Limited.
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
•January 2022: NSC announced it entered into a share purchase agreement to acquire 49.99% of G Steel and 40.45% of GJ Steel. Subsequently, through a tender offer, it acquired the remaining shares of both companies.
•February 2022: Nucor Corporation completed the acquisition of a 51% ownership position in California Steel Industries, or CSI. CSI has become a joint venture between Nucor and JFE.
•April 2022: China Baowu Steel Group Corporation Limited announced the acquisition of a 51% stake in Xinyu Iron & Steel Group.
•March 2023: ArcelorMittal acquired Companhia Siderúrgica do Pecém.
•December 2023: NSC announced that it had entered into a definitive agreement with US Steel pursuant to which NSC would acquire US Steel in an all-cash transaction, subject to customary regulatory approval. However, on

January 3, 2025, the Biden administration announced the suspension of the acquisition, citing national security concerns. NSC and US Steel filed a lawsuit challenging the Biden administration’s decision, the outcome of which is not known and cannot be predicted at this time.
•December 2024: Ansteel Group Lingyuan Iron & Steel Corporation was set as a result of the merger between Ansteel Group Corporation and Lingyuan Iron & Steel Corporation.
Despite this trend, the global steel market remains highly fragmented. In 2023, the most recent year for which statistics are available, the five largest steel producers, China Baowu Group, ArcelorMittal, Ansteel Group, NSC and HBIS Group, accounted for 18% of total worldwide steel production, compared to 15% for the five largest steel producers in 2000.
Historically, steel prices have exhibited significant volatility. Events that contribute to continuously volatile steel price cycles include spikes and decreases in raw material prices, new steelmaking capacity additions (at a pace higher than steel demand growth), the idling and restart of steelmaking capacity and adverse economic conditions. In the United States, for instance, prices of hot-rolled coils bottomed in 2020 to $485 per ton, peaked at $2,135 per ton in 2021, and then showed significant volatility. As of the end of 2024, the hot-rolled coils price in the United States was $750 per ton.
Mexico
Ternium competes in the Mexican steel market with domestic, U.S. and other foreign steel producers. According to the Mexican chamber of the iron and steel industry (Cámara Nacional de la Industria del Hierro y el Acero, or "Canacero"), imports of finished flat steel products into Mexico accounted for approximately 10.3, 10.2 and 8.5 million tons in 2024, 2023 and 2022, respectively.
In the past, our largest Mexican competitor in the flat products market was AHMSA, an integrated steel producer located in Monclova, Coahuila, which used to produce a wide variety of steel products. AHMSA is undergoing insolvency proceedings and its facilities are idled. Other competitors in Mexico with facilities in the country, some of which are also customers, are ArcelorMittal with a hot-rolling mill; Galvasid S.A. de C.V. (controlled by Grupo LM), a producer of galvanized and pre-painted coils; Zincacero S.A. de C.V. (controlled by Grupo Villacero), a producer of galvanized and pre-painted coils; Posco, a Korean steel company with a galvanizing facility; NUCOR-JFE, a joint venture between Nucor Corporation and JFE Steel Corporation that operates a galvanizing facility; Talleres y Aceros S.A. de C.V., or TYASA, which has a flat steel Castrip® mill, a reversing cold-rolling mill and a galvanizing facility; and Grupo Acerero S.A. de C.V., or GASA, which operates a plate mill.
Our largest foreign competitors in the flat products market are ArcelorMittal-NSC, a joint venture between ArcelorMittal and NSC that operates a plant in Calvert, Alabama, United States; Nucor Corporation; Steel Dynamics Incorporated; US Steel; Cleveland Cliff Inc.; and Posco. NSC has agreed to sell its interest in Calvert to ArcelorMittal, pursuant to its agreed acquisition of US Steel.
In the rebar market, Ternium has several competitors. Some of the most important are Deacero S.A. de C.V., or Deacero; ArcelorMittal; Grupo Simec S.A.B. de C.V., or Simec, controlled by Grupo ICH; TYASA; GASA; and Gerdau Corsa. In the low-carbon wire rod market, Ternium’s main competitors are Deacero, ArcelorMittal and, to a lesser extent, TYASA, GASA and Simec.
In the small diameter welded pipe market, Ternium’s main competitors, which are also customers, are Productos Laminados de Monterrey S.A. de C.V., or Prolamsa and Grupo LM. Orders in this market are usually small and cover a wide range of product specifications.
Brazil
Usiminas competes in the Brazilian steel market with domestic and foreign steel producers. Usiminas’ largest competitors in Brazil are ArcelorMittal, which has flat steel integrated and downstream facilities in the states of Espírito Santo and Santa Catarina; CSN, which has flat steel integrated and downstream facilities in the state of Rio de Janeiro and Paraná; and Gerdau S.A., which has flat steel integrated operations in the state of Minas Gerais, producing a wide variety of flat steel products. Flat steel imports in Brazil are mainly of Chinese origin, which, according to the Brazilian foreign trade statistics agency, accounted for approximately 82% of total imports in 2024. According to the Brazilian steel institute (Instituto Aço Brasil), imports of finished flat steel products into Brazil were approximately 3.2, 3.0 and 2.1 million tons in 2024, 2023 and 2022, respectively.

Southern Region
Within the Southern Region, Argentina accounts for the majority of Ternium’s sales. Ternium Argentina is the main producer of flat-rolled steel products in Argentina. Its main competition in the Argentine flat steel market are imports, particularly from Brazil. In addition, Ternium participates in the neighboring flat steel markets of Paraguay, Bolivia, Chile and Uruguay.
Other Markets
Within other markets, Ternium’s most significant markets for finished steel products are the southern United States, Colombia and Central America.
Through its Colombian subsidiaries, Ternium is the main flat steel processor in the country and is also one of the main long steel producers. Its main competitors in the Colombian steel market are Acerías Paz del Río, Diaco, Acerías de Colombia, Siderúrgica Nacional and Siderúrgica del Occidente, and it also faces competition from imports.
Ternium has a small participation in the U.S. steel market in comparison with U.S. domestic steel manufacturers and importers. It successfully competes in the Gulf Coast and in a large portion of the West Coast where its facilities have logistical advantages.
Ternium maintains a significant position in the coated flat steel market of Central America, supported by logistical advantages provided by nearby facilities located in Costa Rica, El Salvador, Guatemala, Nicaragua and Mexico. In addition, Ternium keeps a presence in other markets in the Americas.
Mining
The majority of iron ore supplies to the international seaborne market come from Australia and Brazil, from the major global miners Vale, Rio Tinto BHP Billiton, Fortescue Metals Group and Anglo American, as well as from iron ore junior companies in these countries. Other iron ore producers are CSN and Gerdau in Brazil and ArcelorMittal in Brazil and Mexico. These companies are, at the same time, major steel producers and iron ore consumers. A share of the iron ore obtained by steelmaking companies in Brazil is made available for sale in the local and export markets. There are also other small Brazilian iron ore mining companies that sell their production mostly to local steel-making operations. In Mexico, only a small portion of the iron ore obtained by steelmaking companies is made available for sale in the Mexican or export market. There are also other small Mexican iron ore mining concessionaires that sell their production mostly to local steel-making operations.

Capital Expenditure Program
The main objectives of Ternium’s current capital expenditure program are to:
•increase steel production and processing capacity;
•increase product range;
•reduce production costs;
•replace equipment;
•improve product quality, equipment reliability and productivity;
•provide enhanced customer services;
•comply with applicable safety and environmental standards; and
•advance Ternium’s decarbonization roadmap.
Capital expenditures in 2024 amounted to $1.9 billion, including the full consolidation of Usiminas’ capital expenditures. In 2023, capital expenditures amounted to $1.5 billion, including the consolidation of Usiminas’ capital expenditures since July 2023. In 2022, capital expenditures were $580.6 million. The main projects are described below.

Steel

Mexico. During 2024, capital expenditures in Ternium Mexico’s steel operations and Tenigal amounted to $929 million, mostly related to the following projects:

•New downstream facilities at the Pesquería Industrial Center. During 2024, Ternium Mexico advanced the construction of new facilities in this industrial center. During the second half of 2024, we started-up a 550 thousand tons per year pickling line and four out of a total of five lines at our new service center. By the end of 2025, we expect to start-up the new galvanizing line and the new cold-rolling mill, which will have annual capacities of 0.6 and 1.6 million tons, respectively.

•New upstream facilities at the Pesquería Industrial Center. Ternium Mexico made progress with the construction of a new steel mill, including an electric-arc-furnace-based steel shop with an RH degasser and a slab caster with two lines with total annual capacity of 2.6 million tons and a DRI module with annual capacity of 2.1 million tons.

•Environmental and safety projects. During 2024, Ternium Mexico advanced various environmental and safety projects in its facilities. Of note in the Guerrero unit, we continued improving the electric arc furnace's oxygen and lime injection system, the installation of aspiration systems, and the implementation of a control and regulation system at the direct reduction facilities. In addition, we upgraded mobile supports in pneumatic transport, as well as implemented leak detection and gas monitoring systems in a continuous feed tower. In the Universidad unit, we made progress in the replacement of the tanks at the pickling and rinsing processes and in the revamping of a painting line. Additionally, in the Churubusco unit, we made advances in the replacement of the tanks at the pickling process.

Brazil. During 2024, Ternium Brasil’s capital expenditures in its Rio de Janeiro facility amounted to $202 million and Usiminas’ capital expenditures in its steel operations amounted to $154 million, mostly related to the following projects:

•Usiminas’ coking battery #2. Usiminas is carrying out hot repair activities to gradually increase its productivity. This project is expected to be completed in 2026.
•Usiminas’ pulverized coal injection (“PCI”) project. This new equipment will feed blast furnace #3. Expected to be operational by the end of 2025, this new equipment will allow for the partial replacement of coke with PCI to improve the blast furnace efficiency.
•Other projects at the Rio de Janeiro unit. Of note during 2024, we made progress in the development of several projects aimed at improving product quality and equipment reliability, reducing costs, and improving environmental and safety conditions. These projects included, among others, the incorporation of new regenerators in the blast furnaces to mitigate equipment degradation, ensure stability and enable repairs; enhancements at the Primetals workshop; progress in the implementation of technological upgrades in the converters to ensure safety, increase utilization and extend their useful life; and works to improve and increase the capacity of the scrap yard. Additionally, we made progress in developing systems for capturing, treating and reusing water from riverbeds; and finished the construction of a new gate with a reinforced concrete and metallic structure to ensure safety compliance.

Argentina. During 2024, Ternium Argentina’s capital expenditures in its facilities amounted to $320 million, mostly related to the following projects:

•New wind farm mill in the Province of Buenos Aires. Ternium Argentina inaugurated these facilities in 2024. With nominal power capacity of 99 megawatts, the new wind farm facility has enabled Ternium Argentina to replace most of the electricity purchased from third parties for its operations in the country.

•Environmental projects. Among other projects of note in 2024 were the completion of the steel mill’s particulate matter emission capturing system and, in the Ensenada unit, progress made in new effluent treatment facilities.

•Other projects. Of note during 2024, we completed the construction of a new distribution center in Rosario, Santa Fe Province. In addition, we made progress in the installation of a pre-melt container at one galvanizing line to enhance safety conditions, in the technological upgrade of the main engines of one cold-rolling mill to improve operational reliability and in the repair of a coking battery to optimize its performance.

Mining
During 2024, Mineração Usiminas’ capital expenditures amounted to $30 million. Investments at Mineração Usiminas focused on the acquisition and replacement of mining equipment, including off-road trucks, tipper trucks and excavators, studies in connection with the implementation of the Compactos Project and projects to support current operations.

Las Encinas’ capital expenditures amounted to $102 million in 2024, mainly related to preparation works at new iron ore bodies in the Palomas and Aquila mines, the completion of a new flotation system at the Alzada facility and progress made in the expansion of tailings dam capacity.

Ternium’s share in Consorcio Peña Colorada’s capital expenditures amounted to $108 million in 2024, mainly related to preparation works at a new iron ore body in the Peña Colorada mine, progress made in the dry stacking project, reinforcement works at a tailings dam and the acquisition of mining equipment.

2025 Capital Expenditures
Ternium’s capital expenditures in 2025 are expected to be between $2.4 and $2.6 billion. The main capital expenditure projects during 2025 will relate to the following:

•New facilities at the Pesquería Industrial Center. By the end of 2025, we expect to inaugurate the new cold-rolling mill and the new galvanizing facility. In addition, we expect to make progress in the construction of the new steel mill in this industrial center, as well as in the new port facility for raw material handling.

•Usiminas’ coking battery #2. During 2025, we expect Usiminas to make progress with its repair activities in relation to coking battery #2.
•Usiminas’ PCI project. We expect this project to be completed by the end of 2025.
•Usiminas’ new gas storage facility. The new facility, scheduled for completion in 2027, will enhance productivity by optimizing the utilization of by-product gases through an increased gas storage capacity, thus reducing the need for natural gas.
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
Slabs. Ternium’s Mexican subsidiaries have some non-integrated steel processing facilities that consume large quantities of slabs purchased from third-party suppliers or from Ternium Brasil and, from time to time, Ternium Argentina. Slab consumption could vary significantly from year to year in accordance with market conditions. Our Mexican subsidiaries purchased, either from third parties or from other Ternium facilities, 5.8 million, 6.2 million and 5.1 million tons of slabs in 2024, 2023 and 2022, respectively. Slab purchase prices are market-based. A new wave of international sanctions against Russian steel companies that have not been affected by current sanctions in connection with the Russia-Ukraine war could result in increased restrictions in the availability of steel slabs for Ternium Mexico's operations.
Iron ore. As described under “—Production Facilities and Processes—Mining Production Facilities” above, in Mexico Ternium owns interests in two mining companies: 100% of the equity of Las Encinas and a 50% equity stake in

Consorcio Peña Colorada. Under our arrangement with Consorcio Peña Colorada, we are committed to off-take 50% of the annual production of the Peña Colorada mine. In 2024, 2.9 million tons of iron ore were shipped from these two companies to Ternium’s Mexican steel production facilities. In addition, from time to time, we purchase iron ore pellets from third parties. On average, we consume approximately 0.9 ton of iron ore to produce one ton of crude steel at our EAF facilities in Mexico.
Steel scrap. We source steel scrap from the Mexican market, through Ternium’s own steel scrap collecting and processing operations, and from the U.S. market. Steel scrap is purchased at market prices. On average, we consume approximately 0.5 tons of scrap to produce one ton of crude steel at our mini-mill facilities in Mexico.
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
Natural gas. Natural gas is mainly used as a reducing agent for the production of DRI and for the reheating of slabs and billets before the hot-rolling process. Ternium has secured natural gas transportation capacity with Kinder Morgan and with Centro Nacional de Control del Gas Natural, the Mexican national center for natural gas control, on a private pipeline connecting the Pesquería Industrial Center with natural gas resources in the United States and on the Mexican natural gas transportation grid (Sistema de Transporte y Almacenamiento Nacional Integrado de Gas Natural), respectively. Ternium has also natural gas distribution agreements with Gas Industrial de Monterrey S.A. de C.V. ("GIMSA"), Compañía Mexicana de Gas S.A. de C.V. and Naturgy Mexico S.A. de C.V.
In addition, Ternium has two-year renewable agreements with NEG Natural S.A. de C.V. ("NEG"), a subsidiary of Mexican conglomerate ALFA, and with Maquarie Energy Mexico S. de R.L. de C.V. to supply natural gas to Ternium’s facilities in the Monterrey area of Mexico and to the Puebla unit, respectively. Natural gas prices in Mexico are mainly based on the Houston Ship Channel reference price plus transportation, distribution and service costs depending on the location of the delivery points in Mexico. On average, we consume approximately 8.1 million btu of natural gas to produce one ton of crude steel at our mini-mill facilities in Mexico.

Usiminas
Usiminas produces crude steel through the use of blast furnace technology. Usiminas’ manufacturing of finished steel products relies on the supply of steel slabs from its upstream facilities, and on the purchase of steel slabs from third parties and from Ternium Brasil. The principal raw materials used to produce steel are iron ore, metallurgical coal, pulverized coal and coke. The manufacturing process also requires significant quantities of electricity and natural gas.
Iron ore. As described under “—Production Facilities and Processes—Mining Production Facilities” above, Usiminas has a 70% equity participation in Mineração Usiminas. In 2024, 2.0 million tons of iron ore were shipped from Mineração Usiminas to Usiminas’ steel production facilities, representing 50% of its iron ore requirements. In addition, Usiminas purchases iron ore, in the form of pellets, under short-term/quarterly supply agreements with Vale, totaling 0.8 million tons in 2024. Usiminas’ geographic location provides favorable access to high quality iron ore produced in Brazil’s iron ore mines in the southeast region. Usiminas consumes approximately 1.6 tons of iron ore to produce one ton of crude steel.
Metallurgical coal and related materials. Usiminas obtains its coke through the distillation in its coke ovens of metallurgical coal and petroleum coke. The facilities require different types of coal to produce coke. Usiminas also purchases other coal qualities, able to be injected in the blast furnace, and coke. Coal and coke are purchased under long-term contracts and on the spot market from several major international suppliers based mainly in Australia, United States and Colombia. Prices under contracts are determined in accordance with market conditions. Petroleum coke is purchased from Petróleo Brasileiro S.A., or Petrobras. Usiminas consumes approximately 0.4 tons of metallurgical coal and third-party coke to produce one ton of crude steel.
Slabs. Usiminas has non-integrated steel processing facilities that consume large quantities of slabs. In addition, Usiminas’ integrated operations may require the purchase of slabs for downstream processing, to supplement its own production of crude steel, as it did in 2023 when its main blast furnace went through a relining process. Slab consumption can vary significantly from year to year in accordance with market conditions. Usiminas purchased and processed, either from third parties or from Ternium Brasil, 1.6 million, 2.2 million and 2.0 million tons of slabs in 2024, 2023 and 2022, respectively. Slab purchase prices are market-based.
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
Usiminas purchases additional electricity to meet its requirements mainly from Engie Brasil Energia, Companhia Energética de Minas Gerais, or CEMIG, ENEL Brasil and Canadian Solar Brasil, under take-or-pay contracts that remain in effect until 2026. In addition, Usiminas’ Cubatão facility purchases electricity from CEMIG under a long-term supply agreement expiring in 2030. Also, Usiminas has a long-term supply agreement with renewable energy producer Canadian Solar Brasil for the supply of electricity, equivalent to 14% of Usiminas’ consumption, that expires in 2039. Usiminas consumes approximately 2.200 GWh/year of electricity.
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
Iron ore. Iron ore is purchased under long-term agreements from suppliers in Brazil. Prices under these contracts are determined in accordance with market conditions. Our main suppliers of iron ore, in the form of lumps, pellets and sinter feed fines, are LHG Mining Corumba S.A. and Vale, and to a lesser extent Samarco Mineração S.A. and Vetria Mineração S.A. Our geographic location in Brazil provides favorable access to high quality iron ore pellets, lumps and fines produced in Brazil’s iron ore mines in the Southeast Region mainly, and our geographic location in Argentina provides favorable access to high quality iron ore lump and fines produced in Brazil’s iron ore mines in the Pantanal Region (Mato Grosso do Sul state). In addition, Ternium Argentina’s steelmaking facility receives iron ore pellets and fines from ports located on Brazil’s ocean coast. We consume approximately 1.5 tons of iron ore to produce one ton of crude steel in Ternium Brazil and approximately 1.4 tons of iron ore to produce one ton of crude steel in Ternium Argentina.
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
Electricity. Ternium Brasil and Ternium Argentina consume large quantities of electricity for their manufacturing activities. The electricity required by Ternium Brasil is self-generated on site by its thermoelectric plant with an installed power capacity of 490 MW, with excess electricity production sold in the Brazilian wholesale market. Most of the electricity required by Ternium Argentina is self-generated on site in the San Nicolás unit by a wholly-owned thermoelectric plant with an installed power capacity of 108 MW and by a new wind farm in Olavarría, inaugurated in the fourth quarter of 2024, with a nominal power capacity of 99 MW. The thermoelectric plants use steam primarily generated from co-product gases obtained in the steelmaking process (blast furnace and coke oven gases). Additional fuel requirements are covered with natural gas.
Natural gas. Ternium Brasil and Ternium Argentina also consume substantial volumes of natural gas, particularly to operate their steel plants and power generation facilities. Ternium Brasil purchases natural gas at market prices from Companhia Distribuidora de Gás do Rio de Janeiro, or CEG. Ternium Brasil has a natural gas transportation and distribution agreement with CEG that is automatically renewed every year. We consume approximately 0.3 million btu of purchased natural gas to produce one ton of crude steel in Brazil.
Ternium Argentina purchases natural gas at market prices mainly from Tecpetrol, in which San Faustin holds a controlling interest, Pluspetrol S.A., and natural gas traders, including MetroEnergía S.A., Natural Energy S.A., Camuzzi Energía S.A., Gas Patagonia S.A. and Gas Meridional S.R.L. For its San Nicolás facility, Ternium Argentina has a long-term natural gas transportation agreement with Transportadora de Gas del Norte S.A., or TGN, and a renewable one-year natural gas distribution agreement with Litoral Gas S.A., or Litoral Gas. TGN and Litoral Gas are companies in which San Faustin holds significant but non-controlling interests. For its other facilities, Ternium Argentina’s natural gas transportation and distribution needs are covered by the corresponding regional distributors Camuzzi Gas Pampeana S.A., Metrogas S.A. and Naturgy BAN S.A. We consume approximately 4.5 million btu of purchased natural gas to produce one ton of crude steel in Argentina.

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
Semi-finished and finished steel products. The operations in Colombia include non-integrated facilities that process steel supplied by Ternium’s overseas subsidiaries and semi-finished and finished steel purchased from third-party suppliers procured in the domestic and international markets. We purchased from third parties approximately 516,500 tons of semi-finished and finished steel products in 2024, 263,900 tons in 2023 and 155,700 tons in 2022.
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
Product Quality Standards
Ternium develops its products and services with a philosophy of continuous improvement and seeks to excel in its internal quality control of its products and processes. Ternium’s products are manufactured in accordance with proprietary standards and the requirements of customers, and within the specifications of recognized international standardization entities including the International Organization for Standardization, the American Society for Testing and Materials, the European Standards, the Japanese Industrial Standards, the Society of Automotive Engineers, and the standards of the American Petroleum Institute. Ternium also has product certifications based on international or local standards depending on the markets served.

In addition, Usiminas’ steel products for the naval industry are approved by recognized certifying entities such as the American Bureau of Shipping, Det Norske Veritas, Korean Register of Shipping, Nippon Kaiji Kyokai, and Lloyd’s Register; and steel products for structural and pressure vessels are certified by institutions such as TÜV NORD, the Argentine Normalization and Certification Institute and the Argentine Industrial Technology National Institute.

Ternium has a Quality Management System, or QMS, and continuously improves its effectiveness in compliance with the requirements of the applicable ISO 9001:2015 and IATF 16949:2016, the latter focusing on the automotive sector, and other specific requirements. Ternium’s QMS operates with aligned strategies, objectives and criteria throughout Ternium’s subsidiaries. Annual audits are carried out to keep the ISO multisite certification, with Bureau Veritas Certification auditing the QMS of Usiminas and Lloyd’s Register Quality Assurance auditing the QMS of other Ternium’s subsidiaries.

Ternium’s metallurgical testing laboratories are accredited for the performance of various relevant technical tests in accordance with ISO/IEC 17025:2017 General Requirements for the Competence of Testing and Calibration Laboratories or equivalent standards.

Ternium has in place a Product Safety Management program in accordance with IATF 16949:2016, encompassing steel products incorporated at safety components of vehicles. This program aims at contributing to the automotive industry’s goal of preventing massive product recall events.
Research and Development; Product Development
Our research and development efforts are dedicated to expanding our portfolio of advanced steel products, collaborating with customers to design and develop manufactured components incorporating steel and exploring, as well as testing, innovative technologies aimed at decarbonizing our operations.

Our research and development activities, along with our capital expenditures program, are designed to achieve steel products with increasingly complex functional properties and lower carbon footprint. We have shortened the development cycle for new products to promptly make use of the advanced technologies integrated into our facilities. We have also leveraged our research and development capabilities to deliver solutions to our customers for their day-to-day operations.

Ternium Lab, our research and development center in Mexico, features physical modeling, industrial process simulation, robotic testing, full-scale welding processes and advanced characterization. In addition, Usiminas’ research and development center carries out product development, steel product performance testing, applied engineering support and customer technical assistance. We also operate other research facilities with laboratories in Brazil and Argentina, where we carry out product performance tests and production process simulations.

Ternium Lab’s facilities are accredited to certify steel products according to the ISO 17025 international standard and industrial customer specifications, providing reliable services to Ternium’s customers and shortening the product development cycle to accelerate market introduction. Since its inauguration, Ternium Lab has approved over 100 steel products tailored for industrial applications, facilitating the seamless integration of the hot-rolling mill at the Pesquería Industrial Center into Ternium’s product processing workflow.
Ternium Lab has close interactions with many of our automotive customers’ development centers. Vehicle designers have access to our steel products’ performance parameters through their design software, including weldability, deformation and energy absorption capabilities. In addition, we developed a battery pack for electric vehicles, which we have shared with selected customers.

In 2024, we developed a component design laboratory, featuring the digital simulation of stamping and welding tests. In addition, we incorporated a new state-of-the-art continuous galvanizing simulator into Ternium Lab, which allows us to evaluate new coatings performance and simulate the integral galvanizing process. With this simulator, we plan to enhance the development of advanced hot-rolled galvanized steel products, to be processed in the new galvanizing line being built at the Pesquería Industrial Center. The line is expected to produce high-strength, high-gauge products for the automotive and renewable energy markets.

Usiminas’ customer technical support is focused on advising and assisting users on issues concerning the final application of the product engineering, including the stamping process, welding, fatigue, corrosion resistance, wear resistance, zinc and post treatment coatings and structural integrity.

Ternium is working with its affiliated companies Tenova and Tecpetrol to develop new process technologies aimed at reducing the carbon footprint of steel products. To this end, we are building pilot equipment and have enhanced our computing capabilities to simulate and study fuel injection mechanisms in a blast furnace and in a direct reduction unit, aimed at injecting renewable fuels to substitute natural gas. These fuels are obtained from raw materials or energy sources that are restored or regenerated at a pace similar to their consumption rate. In addition, we are developing processes aimed at improving the performance of steelmaking raw materials.

Ternium’s in-house research activities are enhanced by our participation in a global network of industry consortia, universities and research centers. As part of the Steel E-Motive initiative, in 2024 we engaged in activities aimed at fostering the adoption and integration of parts and design concepts developed under this initiative and to position the steel industry as the most efficient in the construction of autonomous cars. Sponsored by WorldAutoSteel, this project focused on the design of cost-effective, safe and sustainable connected autonomous electric vehicles using advanced engineering and high-strength steel technologies.

We continue to assist manufacturers of heavy transport equipment in designing high-performance components and developing their associated manufacturing processes, leveraging on improved capabilities of new high-strength steel products. In 2024, we initiated the patenting procedure for Ternium’s high abrasion-resistant solution in Mexico.

Furthermore, in 2024, we organized a contest on vehicle interior design, aligned with the Steel E-Motive concept at the Instituto Tecnológico de Monterrey. We also conducted a chassis design competition for heavy vehicles, emphasizing adaptability enhancement for both electric and internal combustion engines while minimizing component variations.

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
These regulations have been evolving over the past years and are expected to continue to evolve in the future, with related laws and regulations becoming increasingly complex and expensive to implement in recent years.
In response to an increasing investor focus and reliance on climate and ESG-related disclosure and investment, the SEC announced in March 2021 the creation of a Climate and ESG Task Force to identify ESG-related misconduct and potential violations, and in March 2022, the SEC released a proposal to amend its disclosure rules on climate change matters. In March 2024, the SEC adopted the final rules on climate-related disclosures, which would have required registrants, including Ternium, to significantly expand the climate-related disclosures in their periodic reports, including information about climate-related risks that are reasonably likely to have a material impact on their business, results of operations, or financial condition, and certain climate-related financial statement metrics in a note to their audited financial statements. The implementation of this rule had been voluntarily stayed by the SEC in April 2024, pending judicial review due to legal challenges and, on March 27, 2025, the SEC withdrew its legal defense of the climate change rule.
The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. In order to achieve carbon neutrality by the year 2050, the European Commission has laid out several action plans, such as the EU climate adaptation strategy, sustainable finance policies and the raw materials alliance. The EU taxonomy classification system, which establishes a list of environmentally sustainable economic activities, is designed to help the EU scale up sustainable investment and implement the European Green Deal. In addition, as part of the European Green Deal, the EU adopted the Corporate Sustainability Reporting Directive (CSRD), which requires European large companies and listed issuers to disclose information on their risks and opportunities arising from social and environmental issues, and on the impacts of their activities on people and the environment, and the Corporate Sustainability Due Diligence Directive (CSDDD), which mandates that companies operating within the European Union identify, prevent, mitigate, and account for adverse human rights and environmental impacts in their operations and supply chains. Recently, in response to the need to strengthen the competitiveness of the EU economy, the European Commission has recently proposed to simplify sustainability reporting rules and boost investments through a package of proposed amendments to the Corporate Sustainability Reporting Directive (CSRD), the EU Taxonomy, the Corporate Sustainability Due Diligence Directive (CSDDD), the EU’s Carbon Border Adjustment Mechanism (CBAM) and current investment programs. If the proposed amendments are approved, Ternium will be required to comply with the Corporate Sustainability Reporting Directive (CSRD) and the EU Taxonomy, with respect to the Ternium S.A.’s 2027 annual report, and with the Corporate Sustainability Due Diligence Directive (CSDDD) starting on July 2028.
Laws and regulations protecting the environment have become increasingly complex and more stringent in recent years, leading to higher compliance costs. Environmental requirements vary from one jurisdiction to another adding complexity to the operations of companies with activity in multiple countries, such as Ternium. In addition to laws, regulations and policies aimed at enhancing transparency and promoting sustainability-related practices, there has been recently an increase in regulatory activity against climate and diversity-related initiatives in certain countries, which has led and may continue to lead to new laws, regulations and policies seeking to limit, discourage or prohibit such initiatives.
The ultimate impact of complying with ESG regulations, in particular with applicable environmental regulation, is not always clearly known or determinable because certain laws and regulations have been evolving in the past years or are under constant review by competent authorities. Failure to comply with any legislation, regulation or policy, including as a result of good faith interpretations that may differ from those taken by enforcement authorities in relevant jurisdictions, could lead to substantial fines, regulatory sanctions, reputational damage and operational changes. In addition, increasing public awareness on environmental matters put pressure on governmental authorities to adopt measures or take initiatives that show concern for such matters, including by inspecting, monitoring or sanctioning local industries. The expenditures required to comply with environmental laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.
For more information on the impact of climate change legislations and increasing regulatory requirements, see Item 3.D. “Key Information – Risk Factors - Certain Regulatory Risks and Litigation Risks – The cost of complying with environmental regulations, potential product and environmental liabilities in a context of increasing environmental awareness, as well as governmental measures driven by social pressure to address environmental concerns, may affect Ternium’s steel production or processing operations, or may increase Ternium’s operating costs, negatively impacting Ternium’s business, financial condition, results of operations and prospects;” and Item 3.D. “Key Information – Risk Factors - Certain Regulatory Risks and Litigation Risks – Climate change legislation and increasing climate regulatory requirements aimed at transitioning to a lower-carbon economy, together with increasing stakeholder expectations for reduced carbon emissions, could result in unexpected capital expenditures and costs, negatively affect Ternium’s competitiveness, reducing its market share and results of operations, and hampering its ability to access adequate financial resources.”
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
In addition, Mexican regulations provide for carbon dioxide emission taxes through taxes on fuels, with rates reviewed annually, depending on their efficiency in terms of carbon dioxide emission per unit of energy obtained. The carbon dioxide emission tax for natural gas is currently zero. In 2019, Mexico also started a pilot program for the adoption of an Emissions Trading System aimed at reducing GHG emissions, by settling a cap on emissions and allowing for the trade of emission certificates. Although the operational phase was expected to commence during the third quarter of

2023, as of the date of this annual report the applicable rules are not yet known. Ternium Mexico is a large consumer of natural gas. For further information see “—Raw Materials, Slabs, Energy and Other Inputs.”
Brazil:
The company’s activities are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to environmental, social and governance matters, including laws and regulations relating to climate-change mitigation, use of resources, hazardous materials and radioactive materials, and air emissions, water discharges and waste management, and legislation on human rights and modern slavery. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. Compliance with environmental laws and regulations and monitoring regulatory changes are addressed primarily at a regional level.
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
Argentine legislation provides for mandatory minimum shares of renewable energy in total electricity consumption. For further information see Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs—Brazil and Argentina—Electricity”.
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
In April 2023, Mexico approved a significant reform to its mining laws. Among other changes, new mining activities were prohibited in certain areas with superficial bodies of water -which are of federal jurisdiction-, and areas declared as natural reserves by federal or local governments. In addition, governmental authorities are authorized to order the removal of existing tailings deposits under certain location or risk circumstances. The new legislation prohibits the use of national waters for the transportation of certain materials, grants to the Mexican geological service exclusive rights to conduct exploration activities, and requires mandatory bidding processes for new exploration and exploitation concessions, limiting concessions to a 30-year duration with 25-year automatic extension and a further 25-year extension following a prior bidding process. Concessions may be revoked on certain grounds, including for failure to initiate or interrupt operations within a specified timeframe or to file a mine closing plan, and accidents may be punished with increased fines and other penalties. In addition, new permits entailing an increase in water consumption in the regions where Las Encinas and Peña Colorada operate are subject to new water consumption permits based on such new conditions. The reform also regulates royalties and profit sharing with local communities, and mandates consultation processes with native and Afro-Mexican communities. The Supreme Court is reviewing the constitutionality of the new legislation.
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
The Brazilian National Mining Agency has issued several resolutions regulating companies operating tailings dams in the country. These resolutions provide for the embargo and suspension of tailings dams and mining complexes in certain situations. They also provide for fines of up to BRL1 billion, calculated on the basis of the mining company's total revenues and research budget. Several laws and regulations issued by the Brazilian Federal Government and the State of Minas Gerais provide for the prohibition and timely decommissioning of upstream tailings dams. Mineração Usiminas has completed the decommissioning of its upstream tailings dams and has implemented tailings filtration and storage methods that do not rely on tailings dams to continue operating its mines and plants. Its last tailings dam, constructed as a downstream method, is in the process of de-characterisation. There are no tailings dams in operation. For further information see Item 4. “Information on the Company - B. Business Overview - Mining Production Facilities in Brazil.”
Mineração Usiminas also complies with other laws and regulations related to mining activities, including those for the protection of caves.

Trade regulations
Intense global competition in the steel industry leads many countries, from time to time, to increase duties or impose restrictions on steel product imports to protect their domestic industries from trades that are not made under market conditions or that are otherwise unfair. Such measures protect domestic industries from increased imports sold at dumped or subsidized prices. Mexico, Colombia and the United States, among other countries, have several trade remedy measures in place. In addition to antidumping and countervailing measures, U.S. authorities have imposed tariffs on steel imports under Section 232 of the Trade Expansion Act of 1962 and tariffs through the International Emergency Economic Powers Act. For additional information on the Trump’s administration trade actions, see “—Regulations—Trade Regulations—United States.”

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
Imports of steel products in Mexico:
The Mexican government has imposed certain antidumping measures on imports of steel products that are similar to the ones produced by Ternium Mexico. The following is a description of measures currently in effect and ongoing investigations:
•Hot-rolled products: On March 28, 2000, the Mexican government imposed antidumping duties on the Russian Federation and Ukraine of 30.31% and 46.66%, respectively, on hot-rolled products. The measure has been extended four times for five years each, on March 17, 2006; on September 8, 2011 (modifying the duties to 21% and 25% for Russia and Ukraine respectively); on January 28, 2016; and on March 23, 2021. On July 19, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed hot-rolled products from Russia. On March 21, 2014, Mexico’s Secretariat of Economy published the final determination on the investigation, by which boron-alloyed hot-rolled products from Russia are now subject to a 21% antidumping duty. Furthermore, on December 22, 2015, the Mexican government published the final antidumping determination imposing definitive and specific antidumping duties on China ($354.92 per ton, except for imports from Tangshan Iron and Steel Group Company Limited, which were fixed in $335.60 per ton), Germany ($166.01 per ton, except for imports from ArcelorMittal Bremen GmbH, which were fixed in $137 per ton) and France ($75.59 per ton, except for imports from ArcelorMittal Mediterranée S.A.S., which were fixed in $67.54 per ton), on hot-rolled products. The measure was extended for five years on April 19, 2022. On March 3, 2025, Mexico initiated an antidumping investigation on imports of hot-rolled products from Vietnam and China, excluding imports that are already subject to an antidumping duty.

•Plate in coils: Since June 1996, an antidumping duty of 29.3% has been in place on imports from Russia. The measure has been extended four times, in June 2003, June 2007, November 2012 and May 2017. On July 5, 2013, the Mexican government initiated an anti-circumvention investigation on imports of boron-alloyed plate in coil imports from Russia. On February 19, 2014, Mexico’s Secretariat of Economy published the final determination on the investigation by which boron-alloyed plate in coil imports are now subject to a 29.3% antidumping duty. On November 24, 2022, the measure was extended for 5 more years, until June 2026. On the same date, the Mexican government initiated a change of circumstances review of the measure in connection with the Russia-Ukraine war. A preliminary determination was issued on September 21, 2023, with an antidumping duty of 12.35%, but the final determination, issued on April 15, 2024, reversed the preliminary determination and confirmed the original duty of 29.3%.

•Cold-rolled products: In June 1999, Mexico imposed antidumping duties on cold-rolled steel sheets from the Russian Federation and Kazakhstan of 15% and 22%, respectively. The measure has been extended four times, in December 2005, December 2010, July 2015, and August 2020. The measure is currently under sunset review initiated on June 28, 2024. In addition, on October 1, 2012, the Mexican government initiated an antidumping investigation on cold-rolled steel imports from South Korea. On December 26, 2013, Mexico’s Secretariat of Economy published a suspension agreement under which Korean exporters, Posco and Hyundai Hysco Company Limited, or Hyundai, voluntarily undertook to limit their cold-rolled products exports to the Mexican market. On May 25, 2016, the Mexican authorities initiated a change of circumstances review of this suspension agreement, and on June 13, 2017, the Secretariat of Economy issued a final determination increasing Posco’s and Hyundai’s quotas for 2017 and 2018. On August 23, 2018, the Mexican government initiated a sunset review of the agreement and issued a final affirmative determination on November 1, 2019. On May 14, 2019, Mexico initiated a second change of circumstances review of the suspension agreement for Posco and on November 5, 2020, a final determination was issued increasing Posco's quota for the years 2019 to 2023. On December 22, 2023, a sunset and a change of circumstances review of the measure were initiated. On June 14, 2024, the Mexican authorities issued a preliminary determination continuing the investigation without amending the measures; the final determination has not been issued as of the date of this annual report. In addition, on June 19, 2015, Mexico imposed antidumping duties on cold-rolled steel products from China between 65.99% and 103.41%, with rates depending on the Chinese exporting company. The measure was extended for five years in August 2022. In December 2015, Mexico initiated a circumvention inquiry against cold rolled steel products with boron added from China. On July 11, 2016, the Mexican government issued a final determination confirming China’s circumvention practice and thus, extending the antidumping duties. On August 16, 2021, under the latest sunset review, this measure was extended until June 2025. In addition, on July 28, 2022, the Mexican government initiated an antidumping investigation on imports of cold-rolled steel from Vietnam and on December 28, 2023, it imposed final antidumping duties on margins from 11.64% to 79.24%.

•Coated flat products: On December 17, 2015, the Mexican government initiated an antidumping investigation on coated flat products from China and Taiwan. On July 29, 2016, Mexico issued a preliminary determination imposing provisional antidumping duties on Chinese exports of between $192 and $438 per ton, and of $563 per ton on Taiwanese products. On June 5, 2017, Mexico issued a final determination imposing antidumping duties on Chinese exports of between 22.22% and 76.33%, and of between 22.26% and 52.57% on Taiwanese products. On November 21, 2017, Mexico amended its final determination imposing antidumping duties applicable to products sold by Chinese companies, one of which was imposed duties for $187 per ton, while others face duties ranging between 22.26% and 76.33% of the products’ price. On September 13, 2023, these measures were renewed until June 2027. In addition, on August 30, 2021, Mexico initiated an antidumping investigation on coated flat products imports from Vietnam, and on February 24, 2023, Mexico issued a final determination imposing antidumping duties applicable to products sold by Vietnamese companies, of up to 10.84%. On September 14, 2023, Mexico imposed an antidumping duty of 2.06% to Maruichi Sun Steel, the only Vietnamese company not previously covered by the order.

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

•Welded Tubes: On December 7, 2016, the Mexican government initiated an antidumping investigation on welded tubes of circular, square or rectangular cross section from China. On March 8, 2018, Mexico imposed final antidumping duties on Chinese exports of between $356 and $618 per ton. The Mexican Government initiated the sunset review together with a change of circumstances review of the measure on March 7, 2023, and on April 30, 2024, decided to extend the measure without amendments until March 2028.
On October 7, 2015, the Mexican Government issued a decree imposing a temporary 15% import tariff on steel products other than semi-finished products, including plate, hot-rolled, cold-rolled, coated, tubular, structural and wire rod, applicable to imports from countries with whom Mexico had no trade agreement in place. Per the amendment to the tariff schedule published on November 18, 2022, the import tariff of most products was to be reduced to 10% from June 1, 2023 and would be further reduced to 5% from September 22, 2023 (and lifted on October 1, 2024) with the exception of certain products that have different tariff reduction schedules (such as two-size zinc plated steel sheets and some seamless pipe products, towers and lattice masts). However, on August 15, 2023, Mexico amended the rule, increasing the scope of the measure and the tariffs to 25% for the majority of steel products until July 31, 2025. In addition, on April 23, 2024, Mexico increased import tariffs to a range of between 25% and 50% on several steel products including all steel family products except semi-finished steel. Finally, starting on April 16, 2024, Mexico increased information requirements on steel import licenses to include information on mill and quality certificates and country where the product was melted and poured.
Exports of steel products from Mexico:
U.S. authorities have imposed a number of antidumping and countervailing measures on steel import from Mexico, thereby restricting Ternium’s exports to the U.S. The following is a description of measures currently in effect and ongoing investigations:
•Corrosion-resistant flat products: On September 25, 2024 the U.S. Department of Commerce initiated antidumping and countervailing investigations on corrosion-resistant flat products (“CORE”) from 10 countries including Mexico. For further information, see “—Regulations—Trade Regulations—United States.”
•Carbon and alloy steel wire rod: Ternium Mexico's wire rod exports are subject to an antidumping duty of 4.64% pursuant to the latest administrative review on the antidumping duty order on carbon and certain alloy steel wire rod. On August 27, 2020, as a result of the most recent sunset review, such duty was extended for five more years.
•Pipe and tube: During 2007, U.S. authorities initiated an antidumping investigation of light-walled rectangular pipe and tube, or LWRPT, from various countries, including Mexico. On June 13, 2008, the authorities made a final determination of sales at less than fair value in the investigation of LWRPT from Mexico and, consequently, imposed antidumping duties. On February 18, 2011, the authorities published the final results of the first administrative review by which Mexican LWRPT exports were subject to an antidumping duty of 6.13% until May 23, 2014, when U.S. authorities made a final affirmative sunset review of 2.40% for Maquilacero and 3.76% for certain other companies subject to the review, including Ternium Mexico. On March 12, 2018, U.S. authorities published the final results of the 2015-2016 administrative review, which did not impose any antidumping duties on Prolamsa and Aceros Cuatro Caminos S.A. de C.V., but imposed an antidumping duty of 3.76% on other exporters. On April 22, 2019, the U.S. authorities imposed a duty range of between 8.32% and 17.65% for certain Mexican producers or exporters as a result of the 2016-2017 administrative review. On August 4, 2020, as a result of the most recent sunset review, such duty was extended for five more years. As a result of the 2022-2023 review, Ternium Mexico’s current preliminary margin is 13.73%, with final results expected by April 2025.

On August 10, 2015, U.S. authorities initiated an antidumping investigation on imports of heavy-walled rectangular pipe and tube, or HWRPT, from Korea, Turkey and Mexico. On September 13, 2016, the authorities issued an antidumping duty order on imports of HWRPT, imposing an antidumping duty range of between 2.34% and 3.82% for Korea, 17.83% and 35.66% for Turkey, and in the case of Mexico 3.83% for Maquilacero, 5.21% for Productos y Laminados de Monterrey and 4.91% for Ternium Mexico and others. On July 10, 2019, the U.S. authorities issued the final results of the 2016-2017 administrative review imposing duties of 1.43%, 8.09% and 6.13% on Maquilacero, Prolamsa and other exporters including Ternium, respectively. On July 13, 2020, U.S. authorities issued the final results of the 2017-2018 administrative review imposing duties of 4.89%, 7.47% and 4.91% on Maquilacero, Prolamsa and other exporters, respectively. Ternium Mexico’s current margin per the 2018-2019 administrative review is 2.51%.

•Welded pipes: Since 1992, pursuant to an antidumping duty order on circular welded non-alloy steel pipe -or standard pipe- from various countries, including Mexico, standard pipes manufactured by Hylsamex and Grupo Imsa were subject to antidumping duties. In 2007, such measures were extended for five more years. In August 2009, U.S. authorities published the final results of a changed circumstances review, concluding that Ternium Mexico is the successor-in-interest to Hylsamex for purposes of determining antidumping duty liability. In accordance with the latest administrative review, the applicable duty for Ternium Mexico is 24.17%. The measure has since been extended two more times, in 2012 and February 2018. The U.S. Government initiated the sunset review of the measure on January 3, 2023, and extended it for five more years on January 11, 2024.
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

In addition, U.S. authorities have imposed tariffs, including on imports from Mexico, under Section 232 of the Trade Expansion Act of 1962 and through the IEEPA. Further, the Trump administration announced that the U.S. would implement reciprocal tariffs with trading partners by April 2025. For additional information on the Trump’s administration trade actions, see “—Regulations—Trade Regulations—United States.”
Trade agreements:
Mexico has signed trade agreements with several countries or trade blocs aimed at liberalizing trade between them:
NAFTA was signed among Canada, Mexico and the United States and came into effect on January 1, 1994. NAFTA provided for the progressive elimination over a 10-year period of duties on steel products traded between or among Mexico, the United States and Canada, among other things. As a result, zero tariffs applied to steel products traded within NAFTA countries. However, steel imports in the United States from Mexico and Canada are currently subject to tariffs under Section 232 and, if they do not comply with USMCA preferential rules of origin, subject to tariffs through the IEEPA. For additional information on the Trump’s administration trade actions, see “—Trade Regulations—United States.”
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
The USMCA is scheduled for its first joint review on July 1, 2026, allowing the three member countries to assess the agreement and propose revisions. The review signals the beginning of a 10-year countdown to the USMCA’s expiration in 2036, unless the parties agree to extend the agreement. For a discussion of risks relating to changes in the USMCA, see Item 3. “Key Information—D. Risk Factors—Certain Regulatory Risks and Litigation Risks— Changes in existing trade arrangements between Mexico and the U.S. and controversies or disputes between USMCA member countries could adversely impact Ternium’s results of operations and net results.”
The Mexican-European Free Trade Agreement, or MEFTA, became effective on July 1, 2000. MEFTA provided for the phase-out and eventual elimination of Mexican and European duties on all industrial goods, including finished steel products. The European Union eliminated all import duties on Mexican industrial goods, including finished steel products, as of January 1, 2003, while Mexico eliminated all import duties on European industrial goods, including finished steel products, as of January 1, 2007. During April 2018, the European Union and Mexico concluded negotiations to bring the MEFTA up to date. The amended agreement, which has not yet come into force, does not provide for changes in steel trade conditions. Following BREXIT, Mexico and the United Kingdom reached a Trade Continuation Agreement, published on June 1, 2021, effective retroactively from January 1, 2021.

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
The Comprehensive and Progressive Agreement for Trans-Pacific Partnership, or CPTPP, was signed by Mexico together with Australia, Brunei, Canada, Chile, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam, becoming effective in December 2018. The agreement is in force for all its members. On July 16, 2023, the United Kingdom officially joined CPTPP. Its accession protocol was ratified and entered into force between the United Kingdom and Australia, Brunei, Chile, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam on December 15, 2024. Mexico and Canada are expected to ratify the UK’s accession protocol during the first half of 2025.
Mexico has also entered into trade agreements with Colombia, Chile, Bolivia, Nicaragua, Costa Rica, Uruguay and the European Free Trade Association, an intergovernmental organization set up by Liechtenstein, Norway, Iceland and Switzerland, among others.
Brazil
Imports of steel products in Brazil:
The Brazilian government has imposed certain antidumping measures on imports of steel products that are similar to the ones produced by Usiminas. The following is a description of measures currently in effect and ongoing investigations:
•    Plates: In 2019, the Brazilian government renewed an anti-dumping measure, originally applied in 2013, on imports of plates originating in China, South Korea and Ukraine, in the form of specific rates ranging from $52.02/t to $211,56/t, which remained in force until October 2024. The measure is currently under review.

•    Tinplate products: On March 4, 2024, the Brazilian government initiated an anti-dumping investigation into imports of metallic coating steel from China. A provisional measure has been applying since October, 21, 2024.

•    Cold-rolled products: On August 19, 2024, the Brazilian government initiated an anti-dumping investigation into imports of cold-rolled steel from China. On March 12, 2025, the Brazilian government issued a positive preliminary determination without imposing preliminary duties.

•    Coated products: On September 2, 2024, the Brazilian government initiated an anti-dumping investigation into imports of coated steel from China.

•    Pre-painted steel products: On September 19, 2024, the Brazilian government initiated an anti-dumping investigation into imports of pre-painted steel from China and India.

On April 23, 2024, the Brazilian Government established a one-year quota system on steel imports, in effect from June 1, 2024 to May 31, 2025, under which steel imports of certain products exceeding established quotas are subject to a 25% tariff.

Exports of steel products from Brazil:
The following is a description of antidumping and countervailing measures currently in effect and ongoing investigations:
•Corrosion-resistant flat products: On September 25, 2024 the U.S. Department of Commerce initiated antidumping and countervailing investigations on CORE from 10 countries including Brazil. For further information, see “—Regulations—Trade Regulations—United States.”
•Hot-rolled flat products: On December 12, 2023, the European Commission extended for 5 years the application of the September 2019 order that imposed antidumping duties on hot-rolled coils from Brazil, Iran and Russia. The rate applicable to Usiminas is EUR63 per net ton.

In addition, U.S. authorities have imposed tariffs, including on imports from Brazil, under Section 232 of the Trade Expansion Act of 1962. Further, the Trump administration announced that the U.S. would implement reciprocal tariffs with trading partners by April 2025. For additional information on Trump’s administration trade actions, see “—Regulations—Trade Regulations—United States.”

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
On December 6, 2024, the leaders of the Mercosur and the European Union announced in Montevideo, Uruguay, the conclusion of negotiations on the partnership agreement between the two blocks. The announcement enabled the preparation of the partnership agreement content for its subsequent signature and ratification.
There are trade agreements initiatives with other countries in the early stage, such as South Korea, Vietnam and Indonesia, with little progress.
Argentina
Imports of steel products in Argentina:
In the past, the Argentine government imposed various antidumping measures on imports of certain flat steel products that compete directly with Ternium’s sales in Argentina. After several subsequent revisions of such cases, there are currently no measures in place.
Exports of steel products:
U.S. authorities have imposed tariffs, including on imports from Argentina, under Section 232 of the Trade Expansion Act of 1962. Further, the Trump administration announced that the U.S. would implement reciprocal tariffs with trading partners by April 2025. For additional information on Trump’s administration trade actions, see “—Regulations —Trade Regulations—United States.”
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
Colombia
Imports of steel products to Colombia:
The Colombian government has imposed certain antidumping and safeguard measures on imports of steel products. The following antidumping measures are currently in effect:
•Steel profiles for drywall: On September 1, 2020, the Colombian government initiated a dumping investigation on imports of steel profiles for drywall from China. On December 2, 2020, the preliminary determination was issued without imposition of provisional duties. On October 29, 2021, the Colombian government imposed final antidumping duties of 37.88%, for a three-year period, starting November 3, 2021. On October 30, 2024, the Colombian government initiated a sunset review of the measure.

•Galvanized and galvalume flat sheet and tiles: On January 22, 2025, the Colombian government imposed definitive antidumping duties on imports of Chinese galvanized and galvalume smooth sheet and galvanized and galvalume tile, consisting of an ad valorem tariff of 41.74% on sheets and 94.64% on tiles for five years.
•Wire Rod: On October 18, 2024, the Colombian government adopted a safeguard measure consisting of a tariff of 30% on imports of wire rod from countries with which Colombia does not have trade agreements. The measure is set to expire in October 2026.
•Reinforced bars: On October 3, 2024, the Colombian government adopted a safeguard measure consisting of a tariff of 14.5% on imports of corrugated iron or steel bars for concrete reinforcement from Andean Community member countries exceeding a consolidated quota of 29,529 tons per year. The measure is set to expire in October 2026.
Trade agreements:
Most steel imports to Colombia from countries with whom Colombia does not have a free trade agreement in place are subject to import tariffs of between 5% and 10%.
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
On August 9, 2007, Colombia, El Salvador, Guatemala and Honduras established the Triángulo Norte (North Triangle or “T”), a free trade agreement. Members of the TN signed multilateral agreements related to funds transfers and local and most favored nation statuses, and signed bilateral agreements aimed at reducing trade duties. Colombia’s free trade agreement with Guatemala started on November 12, 2009; with El Salvador on February 1, 2010; and with Honduras on March 27, 2010. Under TN, zero tariffs apply to several steel products imported from other member states.
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
In addition, Colombia has signed free trade agreements with Chile, Canada, the European Union, South Korea, Costa Rica, Israel and the U.K., in effect since May 2009, August 2011, August 2013, July 2016, August 2016, August 2020 and June 2022, respectively. Colombia has also signed free trade agreements with Panama, United Arab Emirates and Singapore, which are not yet effective. Colombia is currently negotiating free trade agreements with Japan and Turkey.
United States
U.S. authorities have imposed a number of measures on steel product imports, including antidumping and countervailing duties, tariffs under Section 232 of the Trade Expansion Act of 1962 and tariffs through the IEEPA. Further, the Trump administration announced that the U.S. would implement reciprocal tariffs with trading partners by April 2025. For additional information on Trump’s administration trade actions, see Item 3. “Key Information—D. Risk Factors—Certain Regulatory Risks and Litigation Risks— Changes in existing trade arrangements between

Mexico and the U.S. and controversies or disputes between USMCA member countries could adversely impact Ternium’s results of operations and net results.”
Below is a description of measures currently in effect and ongoing investigations on steel imports in the United States:
Antidumping and countervailing duties on steel imports:
•Hot-rolled products: In July 1999, the U.S. authorities imposed antidumping duties on hot-rolled products from Russia, currently of up to 184.56%. The measure has been extended twice for five years each, in October 2016 and December 2021. During November 2001, the U.S. government imposed antidumping and countervailing duties on certain hot-rolled carbon steel flat products from China, India, Taiwan, Thailand, Russia, Indonesia and Ukraine. Current antidumping duties range between 12.34% and 90.83% for China, 36.53% and 44.40% for India, 47.86% for Indonesia, 20.28% and 29.14% for Taiwan, 4.41% and 20.30% for Thailand and 90.33% for Ukraine, with rates depending on the exporting company. Current countervailing duties range between 336.62% and 360.23% for India and are set at 10.21% for Indonesia and 2.38% for Thailand. These measures were last confirmed on August 27, 2019, and are currently in a sunset review.

In addition, on September 24, 2015, the U.S. government initiated antidumping and countervailing investigations on hot-rolled products from Australia, Brazil, Japan, Korea, the Netherlands, Turkey and the United Kingdom. On October 3, 2016, the government issued antidumping and countervailing duty orders for a five-year period. Antidumping duties were imposed at the following rates: 29.58% for Australia; between 33.14% and 34.28% for Brazil; between 4.99% and 7.51% for Japan; between 4.61% and 9.49% for Korea; 3.73% for the Netherlands; between 4.15% and 6.77% for Turkey; and 33.06% for the United Kingdom. Countervailing duties were imposed on imports as follows: between 29.07% and 30.51% for Brazil; and between 0% and 9.49% for Korea. With the exception of Brazil, the measure was extended for five years on November 25, 2022.

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

On September 25, 2024, the U.S. government initiated antidumping investigations on CORE from Australia, Brazil, Canada, Mexico, Netherlands, South Africa, Taiwan, Turkey, United Arab Emirates, and Vietnam and simultaneous countervailing investigations on CORE from Brazil, Mexico, Canada and Vietnam. Preliminary countervailing rate determinations were a de minimis 0.33% for Usiminas and 1.72% for other Brazilian exporters; 0% for Galvasid and 1.56% for other Mexican exporters, including Ternium Mexico; between 1.21% and 41.40% for Canadian exporters; and between 0% and 140.05% for Vietnamese exporters.

•Wire rod: On October 29, 2002, the U.S. government imposed antidumping duties to wire rod imports from Brazil (from 74.35% to 94.73%), Indonesia (4.05%), Moldova (369.10%) and Trinidad and Tobago (11.40%), and countervailing duties to Brazilian wire rod imports of between 2.31% and 6.74%. These measures were renewed for five years on August 27, 2020. On January 8, 2015, the U.S. government imposed antidumping duties (between 106.19% and 110.25%) and countervailing duties (between 178.46% and 193.31%) on wire rod from China, with rates depending on the exporting company. These measures were renewed on June 26, 2020. On January 24, 2018, the U.S. government imposed antidumping duties on wire rod from Russia (between 436.80% and 756.93%), Belarus (280.02%) and the United Arab Emirates (84.10%). On March 14, 2018, the U.S. government imposed antidumping duties on wire rod from South Africa (between 135.46% and 142.26%) and Ukraine (between 34.98% and 44.03%). On March 19, 2018, the U.S. Department of Commerce published its final antidumping and countervailing determinations on imports of wire rod from Italy (antidumping duties of between 12.41% and 18.89% and countervailing duties of between 4.16% and 44.18%), South Korea (antidumping duties of 41.10%), Spain (antidumping duties of between 11.08% and 32.64%), Turkey (antidumping duties of between 4.74% and 7.94% and countervailing duties of between 3.81% and 3.86%) and the United Kingdom (antidumping duties of 147.63%). Following a sunset review, in August 2023 these measures were extended for five more years.

•Tin mill products: On January 24, 2023, the U.S. government initiated a countervailing investigation on imports of tin mill products from China, and an antidumping investigation on imports of tin mill products from Canada, China, Germany, Netherlands, South Korea, Taiwan, Turkey and the United Kingdom. The investigation was terminated and no measure has been applied.

U.S. authorities have imposed a number of measures on steel product imports from Mexico, including carbon and alloy steel wire rod, pipe and tube, and welded pipes. For further information, see “—Regulations—Trade Regulations—Mexico.”
Section 232 tariffs on steel imports:
In April 2017, the U.S. government initiated an investigation under Section 232 of the U.S. Trade Expansion Act. The investigation analyzed the effects of imports of steel products on national security. Based on the result of such investigation and on the resulting Commerce Secretary recommendations, on March 8, 2018, the U.S. president imposed a 25% tariff on steel imports, which entered into force on March 23, 2018, followed by negotiated country-specific exemptions and quota arrangements. Australia, Canada and Mexico were exempted from the tariff (though subject to a continuous monitoring system of their trade flows). Argentina, Brazil and South Korea were also exempted from the measure, subject to quota system agreements covering steel imports from those countries. In 2022, the United States shifted the 25% tariff applicable to the European Union to a Tariff Rate Quota (TRQ) system for steel products melted and poured in this region, and Japan and the United Kingdom entered into similar systems. However, on February 10, 2025, the Trump administration announced, through a presidential proclamation, the reinstatement of the 25% tariff on all steel imports. As a result, all previously exempted or quota-managed countries became subject to the full 25% tariff on their steel exports to the United States.
IEEPA tariffs on imports from Mexico, Canada and China:
On February 1, 2025, the U.S. government announced the imposition, through the IEEPA, of tariffs applicable to all products imported from Mexico, Canada and China. As of the date of this annual report, Mexican and Canadian products that comply with USMCA preferential rules of origin, are exempt from this tariff.
Presidential proclamation on imports of automobiles and automobile parts:
On March 26, 2025, the U.S. government announced a 25% tariff under Section 232 on all imported automobiles produced outside the U.S., effective from April 3, 2025. This tariff will also apply to key auto parts such as engines, transmissions, powertrain parts and electrical components starting on May 3, 2025. However, vehicles and parts that comply with the USMCA will only be subject to this tariff on their non-U.S. specific content, and, in the case of auto parts, only when the government establishes a process to exempt U.S. content from tariffs.
Insurance
Our subsidiaries carry insurance policies covering accidental loss or physical damage to its property and equipment (including machinery breakdown and business interruption arising from an insured event), general liability (including third party, employer, product, sudden and accidental pollution and port liability in the ports operated by Ternium) and other insurance, including marine cargo, construction all risk, life and workers’ compensation and automobile insurance. These insurance policies have coverage, limits and conditions, that we believe are customary in the steel products industry and in line with legal and domestic market requirements. Nevertheless, the limits, deductibles and/or self-insured retentions of these insurance policies may not be sufficient to recover all losses suffered from such events. In addition, some particular events may not be covered under these insurance policies.
Disclosure Pursuant to Section 13(r) of the Exchange Act
The Iran Threat Reduction and Syria Human Rights Act of 2012 added a new paragraph (r) in Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires a reporting issuer to provide disclosure if the issuer or any of its affiliates knowingly engaged in certain enumerated activities relating to Iran, including activities involving the Government of Iran. Ternium did not engage in any Iran related activity during the year ended December 31, 2024. However, Ternium S.A. is providing the following disclosure pursuant to Section 13(r) of the Exchange Act with respect to Iran related activity reported by its affiliates.

Tenaris
Tenaris is also controlled by San Faustin and, accordingly, it is deemed an “affiliate” of Ternium S.A., as such term is defined in Exchange Act Rule 12b-2. In response to our inquiry, Tenaris provided the disclosure included below.
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
Tenaris ceased all deliveries of products and services to Iran by the end of October 2018, that is, during the wind-down period and before the full reinstatement of U.S. secondary sanctions on November 5, 2018. Tenaris did not, directly or indirectly, deliver any goods or services to Iran or Iranian companies during 2024 and does not intend to explore any commercial opportunities in Iran, nor does it intend to participate in tender offers by, or issue offers to provide products or services to, Iranian companies or their subsidiaries.
As of December 31, 2022, Tenaris’s subsidiary, Tenaris Global Services S.A. maintains an open balance for an advance made by Toos Payvand Co. for approximately EUR 0.04 million (approximately $0.04 million) for goods that remained undelivered following the reinstatement of U.S. secondary sanctions.
All revenue and profit derived from Tenaris’s sales to Iran was recorded in the fiscal year in which such sales were performed and, therefore, no revenue and profit has been reported in connection with commercial activities related to Iran for the year ended December 31, 2024.
Tenaris has procedures in place designed to ensure that its activities comply with all applicable U.S. and other international export control and economic sanctions laws and regulations.
Other Affiliates
Except for Tenaris, no other affiliates of Ternium S.A. reported any Iran related activity for the year ended December 31, 2024.

C.    Organizational Structure
Below is a simplified diagram of Ternium’s corporate structure as of February 28, 2025.

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
Ternium Argentina. Ternium Argentina is the main integrated manufacturer of flat steel products in Argentina with total annual finished steel production capacity of approximately 3.0 million tons. The shareholders of Ternium Argentina as of February 28, 2025 are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Ternium Argentina’s Shareholders	Shares (million)	Percentage
Ternium	2,826.5	62.6%
ANSeS	1,175.8	26.0%
Public	514.8	11.4%
Total shares issued and outstanding	4,517.1	100.0%

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
Ternium del Atlantico. Ternium del Atlántico is a manufacturer of steel bars and coils serving the Colombian construction sector with total annual finished steel production capacity of approximately 520,000 tons.
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
Usiminas. Usiminas is one of the main producers of flat steel products in Brazil, with total annual finished steel production capacity of approximately 6.9 million tons. Usiminas operates mining and steel production facilities in Brazil. The shareholders of Usiminas as of February 28, 2025, are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Usiminas’ Shareholders	Ordinary shares		Preferred shares		Total shares
	In million	Percentage	In million	Percentage	In million	Percentage
Ternium (T/T Group)	300.2	42.7%	8.5	1.6%	308.8	25.1%
Confab (T/T Group)	47.5	6.8%	1.3	0.2%	48.8	4.0%
NSC Group	159.9	22.7%	3.1	0.6%	163.0	13.2%
Previdência Usiminas	34.1	4.9%	—	—	34.1	2.8%
Public	161.0	22.9%	515.3	97.5%	676.3	54.9%
Total issued and outstanding	702.7	100.0%	528.2	100.0%	1,230.9	100.0%
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

Usiminas’ Control Group	Ordinary shares
	In million	Percentage
Ternium (T/T Group)	248.8	51.5%
Confab (T/T Group)	47.5	9.8%
NSC Group	153.1	31.7%
Previdência Usiminas	34.2	7.1%
Total Control Group shares	483.6	100.0%
For information on the acquisition of the additional participation in Usiminas, see note 3 “Acquisition of business - increase of the participation in Usiminas control group and new governance structure of Usiminas” to our consolidated financial statements included in this annual report.

Other Investments
Techgen. Techgen is a Mexican joint venture company owned by 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Techgen operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity of approximately 900 megawatts. As a result, Ternium is securing the supply of electricity to its existing and future facilities in Mexico and sells unused energy to the Mexican market. For further information on the company’s commitments under the Techgen project, see note 25(ii)(e), (g), (l) and (m) to the consolidated financial statements included in this annual report.
Unigal Usiminas Ltda. Unigal Usiminas is a joint venture company owned 70% by Usiminas and 30% by NSC. Located in Ipatinga, Minas Gerais, Brazil, it produces hot-dipped galvanized steel coils for the automotive and home appliance industries, and the construction sector. The control of Unigal is shared between the partners, as provided for in the shareholders’ agreement.
MRS Logística S.A. MRS Logística is the concessionary of the Southeastern Federal Railroad Network in the states of Minas Gerais, Rio de Janeiro and São Paulo, Brazil. Shareholders of MRS Logística include Usiminas (11.48% participation) and other Brazilian iron ore and steel producers.
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
In its annual report for the year 2023, the company reported its results in three operating segments: Steel, Mining and Usiminas. This was the result of the consolidation of Usiminas beginning in July 2023. As of March 31, 2024, following the acquisition of an additional participation in Usiminas on July 3, 2023, the Chief Operating Decision Maker performed a review of the new business structure to decide on the allocation of resources and the assessment of performance, and decided to organize the Company in two operating segments: Steel and Mining. For additional information see note 5 to the consolidated financial statements included in this annual report.

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
Ternium’s results are also sensitive to prices in the international steel markets. Steel prices are volatile and are sensitive to supply conditions and to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s finished steel products. For example, U.S. prices of hot-rolled coils bottomed in 2020 to $485 per ton, peaked at $2,135 per ton in 2021, and then showed significant volatility. As a result of these developments, Ternium’s operating income decreased 43% year-over-year in 2024 after decreasing 19% year-over-year in 2023 and 49% year-over-year in 2022 and increasing 388% year-over-year in 2021. Persistently low steel prices would have a material adverse effect on Ternium’s results, as could price volatility.

Trends in the steel industry may also have an impact on Ternium’s results. In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide and regional production capacity, fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially on downturn cycles, from substantial over-capacity. Over-capacity has been particularly severe in China. In addition, there are several new steel making and steel processing facilities under construction or ramping-up in North America, which could contribute to an excess of steel supply in the region. For further information on Ternium’s competition in the Mexican market see Item 4. “Information on the Company—B. Business Overview—Competition—Steel—Mexico”. Furthermore, there has been a trend toward steel industry consolidation among Ternium’s competitors, and current competitors in the steel market could become larger in the future. Intense competition could impact Ternium’s share in certain markets and adversely affect its sales and revenues.

Ternium’s production levels and costs are sensitive to the price and availability of raw materials, semi-finished steel and energy, which reflect supply and demand factors in the global steel industry. Ternium purchases substantial quantities of raw materials (including iron ore, coal, ferroalloys and scrap) and slabs for use in the production of its steel products. The availability and price of these and other inputs vary, sometimes significantly, according to multiple factors, including market conditions, government regulations or intervention, including import controls and international sanctions, allocation by suppliers and interruptions in production. In addition to raw materials and slabs, natural gas is an important component of Ternium’s cost structure. Ternium generally purchases these inputs at market or market-based prices; accordingly, price fluctuations in these inputs (which may also vary according to the above-mentioned factors) impact Ternium’s production volume and production cost. Purchased slabs are a key component of Ternium’s production process. Industry consolidation and integration of slab making facilities into finished steel products have been reducing the availability of slabs in the global market. For example, in 2023 ArcelorMittal acquired Companhia Siderúrgica do Pecém (CSP), a Brazilian slab maker that used to be a significant supplier of slabs in the international markets. In addition, ArcelorMittal gradually integrated its slab facility in Lázaro Cárdenas, Mexico, with the steel processing facilities located in Alabama, United States, that it had acquired together with NSC in February 2014. Furthermore, in 2021 ArcelorMittal inaugurated a new hot-rolling mill in Lázaro Cárdenas that led to a further integration of its slab facility in that site. Additionally, the start of the Russia-Ukraine war in February 2022 and the consequent wave of trade sanctions imposed by the United States, the United Kingdom and the European Union, among other countries, against certain Russian institutions, companies and citizens, resulted in a disruption to the global supply of slabs and other inputs consumed in the steel production process. New or continued international sanctions against Russian steel companies or citizens could result in slab scarcity and/or increases in slab prices in the market, which could have a material adverse effect on Ternium’s business and results of operations.

Ternium’s export revenues could be affected by trade restrictions and its domestic revenues could be affected by unfair competition from imports. Currently, there are a significant number of anti-dumping, countervailing, safeguard measures, tariffs and other trade-restrictive actions. Ternium’s ability to profitably access the export markets may be adversely affected by trade restrictions, including anti-dumping duties, tariffs and countervailing measures, in certain markets. In addition, Ternium’s ability to sell some steel products in its principal markets could be affected by unfair competition from imports of those steel products from certain countries, if measures against unfair trade are not in force. These trade measures could stimulate aggressive export offers elsewhere, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those in which Ternium operates. For further information, see Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations.”

Ternium’s results are sensitive to changes to trade regulations in the USMCA region. A significant share of Ternium’s sales is made to customers in Mexico. In addition, a significant portion of Ternium’s sales in Mexico are directed to the Mexican manufacturing industry, particularly the automotive industry, which in turn exports a large share of its production to the U.S. market. Our business could be materially and adversely affected by changes to trade regulations in the USMCA region. For further information on changes in existing trade arrangements between Mexico and the U.S. see Item 3. “Risk factors—Risks Relating to the Countries in Which Ternium Operates—Mexico—Changes in existing trade arrangements between Mexico and the U.S. and controversies or disputes between USMCA member countries could adversely impact Ternium’s results of operations and net results”.
Changes in prevailing exchange rates could impact results from subsidiaries with net short or long positions in currencies other than their functional currencies. The functional currency of Ternium Mexico, Ternium Argentina, Ternium Brazil, Ternium Colombia, Ternium Guatemala and Tenigal is the U.S. dollar. These subsidiaries record foreign exchange results on their net non-U.S. dollar positions when the other currencies appreciate or depreciate with respect to the U.S. dollar. In addition, these subsidiaries record deferred tax results when the local currency appreciates or depreciates in relation to the U.S. dollar (their functional currency) as such fluctuations change, in U.S. dollar terms, the tax base used to calculate deferred tax at such subsidiaries. Fluctuations in the value of such local currencies against the U.S. dollar have had, and may also have in the future, an impact on Ternium’s results. In addition, Usiminas, which we began to consolidate in July 2023, uses the Brazilian real as its functional currency. Accordingly, any fluctuation of the BRL exchange rate will impact non-BRL balances’ exposure in Usiminas’ balance sheet, including any U.S. dollar balance exposure, and, therefore, impact Ternium’s balance sheet and results of operations.
Changes in prevailing exchange rates have had an impact on Ternium’s comprehensive results in the past and could impact comprehensive results from investments with a functional currency other than the U.S. dollar in the future. In accordance with IFRS, Ternium records currency translation adjustments in its consolidated statements of comprehensive income. These adjustments do not affect net income but, instead, have an impact on net worth. Fluctuations in the Brazilian real (as our participation in Usiminas is denominated in Brazilian reais) against the U.S. dollar have had, and may also have in the future, an impact on Ternium’s comprehensive results. Ternium’s currency translation adjustments results included the effect of the fluctuation of the Brazilian real on the value of Ternium’s investment in Usiminas as measured in U.S. dollars, amounting to a loss of $824 million in 2024, a loss of $9 million in 2023 and a gain of $41 million in 2022.
The fair value of Ternium’s holdings of Argentine securities could be reduced, and Ternium may be required to record a significant loss in its consolidated income statements, as a result of a significant volatility in the Argentine financial market, foreign exchange restrictions in the country and valuation adjustments resulting therefrom. Existing foreign exchange controls in Argentina currently limit the purchase and transfer abroad of foreign currency for saving purposes, restricting Ternium Argentina’s ability to hold excess cash reserves in foreign bank accounts. Accordingly, Ternium Argentina holds its cash and financial investments in the Argentine financial system. As of December 31, 2024, the fair value of Ternium Argentina’s cash and cash equivalents and other investments was $1.3 billion, a large share of which consisted of bond holdings. The U.S. dollar value of such instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. The valuation of such investments is subject to the volatility of the Argentine financial market and to the effects of applicable foreign exchange restrictions. For example, the fair value of Argentine securities holdings decreased by $555 million in 2023, mostly as a result of a significant devaluation of the Argentine peso in December, 2023, and increased by $457 million in 2024, largely due to the favorable reaction by investors to the reforms undertaken by the Milei administration, which was mostly recorded as changes in the fair value of financial instruments in Other Comprehensive Income. As of December 31, 2024, the balance of Ternium’s Other Comprehensive Income in connection with its Argentine sovereign bond holdings amounted to $80 million.

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

Selected consolidated income statement data	For the year ended December 31,
In million U.S. dollars (except per share data)
	2024 (1)	2023 (1)	2022

Net sales	17,649	17,610	16,414
Cost of sales	(14,760)	(14,051)	(12,487)

Gross profit	2,889	3,559	3,927
Selling, general and administrative expenses	(1,651)	(1,472)	(1,144)
Other operating results	25	110	(84)

Operating income	1,263	2,198	2,699

Finance expense	(196)	(125)	(47)
Finance income	298	255	75
Other financial expenses, net	(296)	(6)	(99)
Equity in earnings of non-consolidated companies	69	105	37
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	(410)	—	—
Effect related to the increase of the participation in Usiminas	—	(171)	—
Recycling of other comprehensive income related to Usiminas	—	(935)	—

Profit before income tax expense	728	1,321	2,666
Income tax expense	(554)	(334)	(574)

Profit for the year	174	986	2,093

Attributable to:
Owners of the parent	(54)	676	1,768
Non-controlling interest	227	310	325

Profit for the year	174	986	2,093

Depreciation and amortization	743	658	616
Weighted average number of shares outstanding (2)	1,963,076,776	1,963,076,776	1,963,076,776

Basic earnings per share ($) (3)(4)	(0.03)	0.34	0.90
Basic earnings per ADS ($) (3)(4)	(0.27)	3.44	9.00
Dividends per share ($)	0.27(5)	0.33	0.27
Dividends per ADS ($)	2.70(5)	3.30	2.70

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
(2)Of the 2,004,743,442 shares issued as of December 31, 2024, Ternium S.A. held in treasury 41,666,666 shares that were repurchased from Usiminas on February 15, 2011. Such shares were not considered for purposes of the calculation of the weighted average number of shares. Each ADS represents 10 shares.
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
(5)In November 2024, Ternium S.A. paid an interim dividend for fiscal year 2024 of $0.09 per share ($0.90 per ADS). On February 18, 2025, the board of directors proposed that an annual dividend of $0.27 per share ($2.70 per ADS), be approved at the annual general shareholders’ meeting, which is scheduled to be held on May 6, 2025. The annual dividend would include the interim dividend of $0.09 per share ($0.90 per ADS), paid in November 2024. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $0.18 per share ($1.80 per ADS), will be paid on May 14, 2025, with record-date on May 9, 2025.

Selected consolidated balance sheet data	As of December 31
In million U.S. dollars (except per share data)
	2024 (1)	2023 (1)	2022

Non-current assets	12,050	12,149	8,648
Property, plant and equipment, net	8,381	7,638	6,262
Deferred tax assets	1,194	1,713	200
Other non-current assets (2)	2,475	2,798	2,186
Current assets	11,078	12,031	8,844
Cash and cash equivalents	1,691	1,846	1,653
Other current assets	9,380	10,178	7,189
Non-current assets classified as held for sale	7	7	2

Total assets	23,129	24,179	17,492

Capital and reserves attributable to the owners of the parent	11,968	12,419	11,846
Non-controlling interest	4,163	4,393	1,922

Non-current liabilities	3,158	3,567	1,506
Borrowings	1,560	1,206	533
Provisions	553	840	81
Deferred tax liabilities	89	171	163
Other non-current liabilities	956	1,350	729
Current liabilities	3,839	3,801	2,217
Borrowings	670	940	499
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	410	—	—
Other current liabilities	2,759	2,861	1,718

Total liabilities	6,997	7,367	3,723

Total equity and liabilities	23,129	24,179	17,492

Number of shares	1,963,076,776	1,963,076,776	1,963,076,776
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

Fiscal Year Ended December 31, 2024 compared to Fiscal Year Ended December 31, 2023
This annual report includes certain non-IFRS alternative performance measures such as “Net Cash” and “Free Cash Flow”. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit 15.1 "Statement explaining alternative performance measures".
Overview
In 2024, Ternium continued making progress in its expansion program at the Pesquería Industrial Center. The company commenced the construction of the new steel slab and direct reduction plants, continued building the new cold-rolling and galvanizing facilities, and started the ramp-up of the new push-pull pickling line and new finishing facilities. In Argentina, we successfully commissioned our new wind farm in the fourth quarter of 2024 and, in Brazil, Usiminas successfully ramped-up its main blast furnace at the Ipatinga facility, following its relining in 2023.
These achievements are contributing to further strengthening Ternium’s competitive position in Latin America. The new push-pull pickling line has broadened the product offering for our Mexican industrial customers, and the downstream lines under construction will further enhance our positioning in the region. In Argentina, the new wind farm complements the company’s power plant, which utilizes recycled gases from its steelmaking operations. Together, these facilities generate nearly all the electricity required for the company’s operations in the country. In

Brazil, Usiminas improved its cost structure, enhanced its operational efficiency and increased steel production following the blast furnace relining.
Total shipments increased by 10% year-over-year in 2024, primarily due to the full-year consolidation of Usiminas’ results, partially offset by lower sales volumes in the Southern Region.

Steel Shipments in 2024
In Mexico, steel shipments in 2024 remained relatively stable year-over-year following a 22% expansion in 2023. Throughout the year, the weakness in the commercial market was largely offset by the continued growth of Ternium’s steel shipments to industrial customers. Among the various industrial sectors, vehicle manufacturing stood out with a 6% year-over-year increase in 2024, achieving a new record-high production of 4.0 million units. Conversely, by the end of the year, the Mexican commercial market was negatively influenced by uncertainties arising from an increase in trade frictions with the United States. In addition, construction activity in 2024 faced a year-over-year decline reflecting weak government infrastructure investment. This decline was partially mitigated by stronger residential construction activity.
In Brazil, apparent steel demand for flat steel products grew by 10% year-over-year in 2024. Usiminas successfully capitalized on this favorable scenario despite facing substantial steel imports into the country, aided by improved operating performance. Shipments to the automotive sector were bolstered by a 10% year-over-year expansion in vehicle manufacturing, which reached 2.6 million vehicles in 2024. Steel shipments to industrial customers and the commercial market also grew. With Ternium fully consolidating Usiminas’ results from July 2023 onwards, reported steel shipments for 2024 saw a significant increase compared to those of 2023.
In the Southern Region, the company experienced a 20% year-over-year decrease in steel shipments in 2024. This decline was primarily due to the effects of the Argentine government’s economic stabilization measures on local activity, which had a significant impact on shipments in the first quarter followed by a gradual recovery throughout the year.
In Other Markets, steel sales volumes improved across the board, following a relatively weak performance in 2023.
In 2024, Ternium recorded a $410 million provision for ongoing litigation related to the acquisition of a participation in Usiminas in 2012. During the year, the Brazilian Superior Court of Justice ordered Ternium’s subsidiaries Ternium Investments and Ternium Argentina, together with Tenaris’s subsidiary Confab (all of which compose the T/T Group under the Usiminas shareholders agreement), to pay CSN an indemnification in connection with their 2012 acquisition of a participation in Usiminas. For more information on this topic, see Note 25(i)(a) “Provision for ongoing litigation related to the acquisition of a participation in Usiminas” to our consolidated financial statements included in this annual report.
Ternium’s net income totaled $174 million in 2024, including operating income of $1.3 billion, deferred tax losses of $231 million, a financial result loss of $194 million and the $410 million aforementioned provision regarding the ongoing litigation related to the acquisition of a participation in Usiminas in 2012.
In 2024, dividends paid to Ternium S.A.’s shareholders amounted to $609 million. Capital expenditures for the year reached $1.9 billion, including capital expenditures relating to Ternium’s progress in the expansion of the Pesquería

Industrial Center and the construction of the new wind farm in Argentina. Despite these significant cash disbursements, the company’s net cash position at the end of 2024 was $1.6 billion. Strong operating cash flow of $1.9 billion and a $457 million increase in the fair value of financial instruments helped maintain a solid financial position.
On February 18, 2025, the board of directors proposed that an annual dividend of $2.70 per ADS be approved at the annual general shareholders meeting, which is scheduled to be held on May 6, 2025.
Net Sales and Shipments
The Steel Segment’s net sales were stable year-over-year in 2024, as lower realized steel prices and lower sales volumes in the Southern Region were largely offset by the full year consolidation of Usiminas’ results, which Ternium started to consolidate from July 2023 onward.
The Mining Segment’s net sales to third parties increased by 30% year-over-year, driven by an increase in iron ore shipments partially offset by a decline in realized iron ore prices. The year-over-year increase in iron ore shipments primarily reflected the full consolidation of Usiminas’ results, partially offset by lower production levels in our Mexican and Brazilian operations.

Segment Information	Net Sales ($ million)			Shipments (thousand tons)			Revenue/Ton ($/ton)
	2024	2023	Dif.	2024	2023	Dif.	2024	2023	Dif.
Mexico	8,527	9,311	-8%	8,200	8,355	-2%	1,040	1,114	-7%
Brazil	4,005	2,279	76%	3,941	2,014	96%	1,016	1,132	-10%
Southern Region	2,401	3,569	-33%	1,806	2,271	-20%	1,329	1,572	-15%
Other Markets	1,958	1,853	6%	1,674	1,573	6%	1,170	1,178	-1%
Total steel products	16,892	17,013	-1%	15,622	14,213	10%	1,081	1,197	-10%
Other products	329	268	23%
Total Steel Segment	17,220	17,281	-0%

Mining Segment	429	329	30%	6,426	4,128	56%	67	80	-16%

Net sales	17,649	17,610	0%

Note: Does not include intercompany net sales and shipments of iron ore. “Other products” includes mainly electricity sales in Mexico and Brazil.
Operating Income
Ternium’s operating income decreased year-over-year in 2024, mainly due to a $116 lower steel revenue per ton. This was partially offset by the full consolidation of Usiminas’ results and a decrease in cost per ton of steel, which, however, continued to lag behind the reduction in raw material and slab market prices.

In $ million	2024	2023
Operating income	1,263	2,198
Net sales	17,649	17,610
Cost of sales	(14,760)	(14,051)
SG&A expenses	(1,651)	(1,472)
Other operating income	25	110

Net Financial Results
Net financial results showed a loss of $194 million in 2024. This result included a loss of $121 million due to Ternium’s divestment of Argentine government bond holdings, which triggered the recycling of changes in the fair value of financial instruments from Other Comprehensive Income to Financial Results.
Additionally, net financial results showed a $104 million net foreign exchange loss in 2024, primarily due to the adverse effects of the Brazilian Real’s depreciation against the US dollar on Usiminas’ U.S. dollar denominated financial debt, given that Usiminas utilizes the Brazilian Real as its functional currency.

In $ million	2024	2023
Net interest results	102	130
Net foreign exchange result	(104)	98
Change in fair value of financial assets	(133)	(58)
Other financial expense, net	(58)	(46)
Net financial results	(194)	123

Equity in Results of Non-Consolidated Companies
The equity in the results of non-consolidated companies was a gain of $69 million in 2024, mainly related to Ternium’s equity in the results of MRS Logística S.A., Unigal Usiminas Ltda. and Techgen.

Provision for Ongoing Litigation Related to the Acquisition of a Participation in Usiminas
In 2024, the company recorded a $410 million provision for ongoing litigation related to the acquisition of a participation in Usiminas in 2012. For more information on this topic, see note 25(i)(a) “Provision for ongoing litigation related to the acquisition of a participation in Usiminas” to our consolidated financial statements included in this annual report.

Income Tax Expense
Ternium Mexico, Ternium Argentina and Ternium Brasil use the U.S. dollar as their functional currency and are, therefore, affected by deferred tax results. These results account for the impact of local currency fluctuations against the U.S. dollar, as well as for the effect of local inflation. Deferred tax losses in 2024 mainly reflected the significant depreciation of the Mexican Peso and the Brazilian Real against the U.S. dollar.

In $ million	2024	2023
Current income tax expense	(323)	(565)
Deferred tax (loss) gain	(231)	231
Income tax expense	(554)	(334)

Net Income
In 2024, net income was $174 million, which included an operating income of $1.3 billion, a deferred tax loss of $231 million, a financial result loss of $194 million and the $410 million aforementioned provision regarding the ongoing litigation related to the acquisition of a participation in Usiminas in 2012.

In $ million	2024	2023
Owners of the parent	(54)	676
Non-controlling interest	227	310
Net income	174	986

For a discussion and analysis of our financial condition and results of operations for the Fiscal Year Ended December 31, 2023 compared to Fiscal Year Ended December 31, 2022, see Ternium's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2024.

B.    Liquidity and Capital Resources
The following table shows the changes in our cash and cash equivalents for each of the periods indicated below:

In $ million	For the year ended December 31,
	2024	2023	2022
Net cash provided by operating activities	1,906	2,501	2,753
Net cash used in investing activities	(1,375)	(1,470)	(1,325)
Net cash used in financing activities	(488)	(766)	(1,016)
Increase in cash and cash equivalents	43	264	412
Effect of exchange rate changes	(197)	(72)	(35)
Cash and cash equivalents at the beginning of the year	1,846	1,653	1,277
Cash and cash equivalents at the end of the year	1,691	1,846	1,653
Note:    In addition to cash and cash equivalents, at December 31, 2024, 2023 and 2022, Ternium had $2.2 billion, $2.2 billion and $2.0 billion of other investments with maturities of more than three months, respectively, and $2.7 million, $3.1 million and $0.0 million of restricted cash, respectively.

Changes in cash and cash equivalents between December 31, 2023 and December 31, 2024
Overview
In 2024, cash from operations reached $1.9 billion, with working capital remaining relatively unchanged year-over-year. Capital expenditures amounted to $1.9 billion in the same year. Throughout 2024, the company progressed with the construction of the new downstream and upstream facilities in the Pesquería Industrial Center including the start-up of a new push-pull pickling line and finishing facilities, and built a new wind farm in Argentina. Furthermore, the company moved forward with several projects aimed at improving environmental and safety conditions throughout its main facilities.

In 2024, alongside the development of its capital expenditure program, Ternium paid dividends totaling $609 million to its shareholders and $54 million to minority interests. Despite these significant cash disbursements, Ternium maintained a robust Net Cash position of $1.6 billion as of December 31, 2024. This was supported by the aforementioned cash generated from operating activities and a $457 million increase in the fair value of financial instruments.

Ternium’s net cash position as of December 31, 2024 included Ternium Argentina’s total position of cash and cash equivalents and other investments of $1.3 billion. For information on exchange controls in Argentina, see note 30 “Foreign exchange restrictions in Argentina” to Ternium’s audited consolidated financial statements included in this annual report; and “—Risks Relating to the Countries in Which Ternium Operates – Argentina: Exchange controls in Argentina could negatively impact Ternium Argentina’s operations, preventing Ternium from importing raw materials, paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market”.

Operating activities
Net cash provided by operating activities in 2024 included a year-over-year increase in inventories of $109 million, as higher steel and raw material inventory volumes were partially offset by lower inventory costs. In addition, trade payables and other liabilities recorded a year-over-year net decrease of $35 million in 2024. These working capital increases were largely offset by a year-over-year net decrease in trade and other receivables of $128 million amid lower realized steel prices.

Investing activities
Net cash used in investing activities in 2024 was $1.4 billion, primarily attributable to capital expenditures of $1.9 billion partially offset by a $462 million decrease in financial investments with maturities of more than three months.

Financing activities
Net cash used in financing activities was $488 million in 2024, attributable to dividends paid in cash to Ternium S.A.’s shareholders of $609 million and to non-controlling interest of $54 million, as well as to finance lease payments of $61 million, partially offset by net proceeds from borrowings of $236 million.

For a discussion and analysis of changes in cash and cash equivalents between December 31, 2022 and December 31, 2023, see Ternium's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2024.

Principal Sources of Funding
Funding Policy
Management’s policy is to ensure a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and securing access to readily available sources of financing. When possible, management makes its financing decisions, including the choice of currency, term and type of the facility, based on the intended use of proceeds for the proposed financing and based on costs. For information on our financial risk management, see note 29 “Financial risk management” to our consolidated financial statements included in this annual report.

Ternium maintains non-committed credit facilities and management is confident that Ternium has adequate access to the credit markets. Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and pay dividends. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

Financial Liabilities
Total financial debt (inclusive of principal and interest accrued thereon) was $2.2 billion as of December 31, 2024. Our financial liabilities consist mainly of loans with financial institutions, bonds and debentures. As of December 31, 2024, these facilities were mainly denominated in U.S. dollars and Brazilian reais (65% and 29% of total financial liabilities, respectively). With cash and cash equivalents of $1.7 billion, other investments of $2.2 billion and total financial debt of $2.2 billion, Ternium achieved a net cash position of $1.6 billion as of December 31, 2024. This compares to a net cash position of $1.9 billion as of December 31, 2023. Net cash position is a non-IFRS alternative performance measure. Please see Exhibit 15.1 to this annual report for more information on these measures.
The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

In $ million	2024	2023	2022
Bank borrowings	1,137	925	1,032
Bonds	440	765	—
Debentures	653	457	—

Total borrowings	2,230	2,146	1,032
Note: Bank borrowings are net of debt issuance costs.
As of December 31, 2024, the cost of bank borrowings was 7.15%, while the cost of indebtedness represented by bonds was 5.88% and the cost of debentures was 13.50%. Bank borrowings, bonds and debentures represented 51%, 20% and 29% of our total borrowings, respectively. Accordingly, the weighted average cost of debt was 8.83%. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of each instrument as of December 31, 2024. Such rates do not include the effect of derivative financial instruments, nor fluctuations in the exchange rate between the instrument’s currencies and the U.S. dollar. For more information on the key terms of our debt instruments, see "- Most Significant Borrowings and Financial Commitments".
The following table shows the weighted-average interest rates as of December 31 of each of the last three years:

	2024	2023	2022
Bank borrowings	7.15%	7.28%	6.21%
Bonds	5.88%	5.88%	—
Debentures	13.50%	12.52%	—
Total	8.83%	8.46%	6.21%

As of December 31, 2024, current borrowings were 30% of total borrowings, none of which corresponded to borrowings with related parties. The maturities of our financial liabilities were as follows:

In $ million	1 year	1 – 2	3 years
At December 31, 2024	or less	Years	or more	Total
Bank borrowings	646	192	299	1,137
Bonds	12	428	—	440
Debentures	12	—	640	653
Total borrowings	670	621	940	2,230
Note: Total borrowings with third parties, net of debt issuance costs.
For information on our derivative financial instruments, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk” and note 22 to the consolidated financial statements included in this annual report.

Most Significant Borrowings and Financial Commitments
Our most significant borrowings as of December 31, 2024, were those outstanding under Ternium Brasil’s 2024 bilateral credit line, in order to finance export activities, and Usiminas’ bonds and debentures, issued in order to refinance its financial debt.

$ million			Principal amount
Date	Borrower	Type	Original	Outstanding as of December 31, 2024	Maturity
May 2024	Ternium Brasil	Bilateral credit lines	600	600	October 2027
July 2019	Usiminas	Bonds	750	430	July 2026
August 2024	Usiminas	Debentures	320	287	September 2031
December 2022	Usiminas	Debentures	310	242	December 2032
May 2022	Usiminas	Debentures	145	113	November 2029
The main covenants in our syndicated loan agreements, bonds and debentures are limitations on liens and encumbrances, restrictions on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio). As of December 31, 2024, Ternium was in compliance with all covenants under its financial instruments.

Ternium has various off-balance sheet commitments, including financial commitments, and commitments to purchase raw materials, energy (natural gas and electricity), supplies (air, oxygen, hydrogen, nitrogen and argon), production equipment and logistic services. Off-balance sheet commitments are discussed in note 25(ii) to our consolidated financial statements included in this annual report.

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

An overview of Ternium’s critical accounting policies under which significant judgments, estimates and assumptions are made may be found in note 4(bb) to the consolidated financial statements included in this annual report.

Item 6.    Directors, Senior Management and Employees
A.    Directors and Senior Management
Board of Directors
Management is vested in a board of directors with the broadest power to act on behalf of the company and to accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. Ternium S.A.'s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as Ternium S.A's shares are listed on at least one regulated market, the minimum number of directors must be five. The current board of directors is composed of eight directors.
The board of directors is required to meet as often as required by the interests of the company and at least four times per year. In 2024, the board of directors met six times. A majority of the members of the board of directors in office present or represented at the board of directors' meeting constitutes a quorum, and resolutions of the board of directors may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.
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

On January 9, 2006, Tenaris and a wholly owned subsidiary of San Faustin entered into a shareholders’ agreement, pursuant to which the San Faustin subsidiary is required to take all actions in its power to cause one of the members of Ternium S.A.'s board of directors to be nominated by Tenaris and any directors nominated by Tenaris to be removed only pursuant to written instructions by Tenaris. Tenaris and the San Faustin subsidiary also agreed to cause any vacancies on the board of directors to be filled with new directors nominated by either Tenaris or the San Faustin subsidiary, as applicable. On April 27, 2007, the San Faustin subsidiary assigned all of its rights and obligations under the shareholders’ agreement to Techint. The shareholders’ agreement will remain in effect so long as each of the parties holds at least 5% of the shares of Ternium S.A. or until it is terminated by either Tenaris or Techint pursuant to its terms. Mrs. Alicia Lucía Móndolo has been nominated by Tenaris as director of Ternium S.A. pursuant to such shareholders' agreement.
Ternium S.A.'s articles of association provide that the board of directors may, within the limits of applicable law, (a) delegate to one or more persons, whether or not members of the board of directors, the day-to-day management and the authority to represent Ternium S.A., provided, however, that the delegation of the day-to-day management and representation authority to a member of the board of directors shall be subject to the prior authorization of the general shareholders' meeting, (b) delegate to one or more persons, whether or not members of the board of directors, the powers necessary to carry out corporate decisions (except for approval of material transactions with related parties), (c) confer to one or more persons, whether or not members of the board of directors, the powers deemed to be appropriate for the general technical, administrative and commercial management, and (d) constitute and determine the responsibilities, powers and authority (including without limitation an audit committee), the members of which may be selected either from among the directors or outside thereof. On April 30, 2024, the board of directors appointed the Chief Executive Officer as administrateur délégué and delegated to him the power to manage the corporate affairs within the ordinary course of business, to direct and supervise the business activities of Ternium S.A.'s subsidiaries and to represent it in relation to such matters.
On April 30, 2024, the annual general shareholders’ meeting resolved to maintain the number of directors at eight and approved the re-election of Mr. Roberto Bonatti, Mr. Carlos Alberto Condorelli, Mr. Vincent Robert Gilles Decalf, Ms. Gioia Ghezzi, Mr. Daniel Agustín Novegil, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca and Ms. Lorenza Martinez Trigueros as board members, to hold office until the annual general shareholders’ meeting, which is scheduled to be held on May 6, 2025. The board of directors subsequently re-appointed Mr. Paolo Rocca as its chairman, Mr. Daniel Agustín Novegil as vice chairman and Mr. Máximo Vedoya as Chief Executive Officer.
The following table sets forth the current members of Ternium S.A.’s board of directors, their respective offices on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as director	Age as of December 31, 2024
Paolo Rocca (1)	Chairman	Chairman and CEO of Tenaris; Chairman of Ternium S.A.	19	72
Daniel Agustín Novegil	Vice Chairman	Vice chairman of Ternium S.A.	19	72
Roberto Bonatti (1)	Board member	Board member of San Faustin	19	75
Carlos Alberto Condorelli	Board member	Board member of Tenaris; Board member of Ternium S.A.	18	73
Gioia Ghezzi	Board member	Independent Director	4	63
Vincent Robert Gilles Decalf	Board member	Independent Director	9	62
Lorenza Martinez Trigueros	Board member	Chief Operating Officer of Group Intercam	3	57
Gianfelice Mario Rocca (1)	Board member	Chairman of San Faustin	18	76
(1)Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.
Paolo Rocca. Mr. Rocca is the Chairman of the board of directors. He is a grandson of Agostino Rocca, founder of the Techint Group, a group of companies controlled by San Faustin. He is also the chairman of the board of directors and chief executive officer of Tenaris, and director and president of San Faustin. He is a member of the executive committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Daniel Agustín Novegil. Mr. Novegil is a member of the board of directors and holds the position of its vice-chairman. He served as Chief Executive Officer from 2005 to 2018. With more than 40 years of experience in the steelmaking industry, in 1993 he was appointed managing director (CEO) of Ternium Argentina S.A. and was on the board of directors of Usiminas from 2013 until 2015. From 1993 he has also been a member of the board of directors of the World Steel Association and is currently a fellow of the Nominating Committee and former president of Alacero (Latin American Steel Association). Since 1999 to 2014 he was a member of the Advisory Board of the Sloan Masters Program at Stanford University, where he graduated as Master of Science in Management. Mr. Novegil is an Argentine citizen.
Roberto Bonatti. Mr. Bonatti is a member of the board of directors. He is a grandson of Agostino Rocca. Throughout his career in the Techint Group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint Group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin and from 2001 to 2020 he served as its president. He is also a member of the board of directors of Tenaris. Mr. Bonatti is an Italian citizen.
Carlos Alberto Condorelli. Mr. Condorelli is a member of the board of directors. He is also a member of the board of directors of Tenaris. He served as Tenaris’ chief financial officer from October 2002 until September 2007. He has held several positions within Tenaris, including also as chief financial officer in some of the principal Tenaris Group companies and member of the audit committee between November 1, 2017 and May 2, 2018. He also served as president of the board of directors of Empresa Distribuidora La Plata S.A. (“Edelap”), an Argentine utilities company. Mr. Condorelli is an Argentine citizen.
Gioia Ghezzi. Mrs. Ghezzi serves as member of the board of directors since 2020. She currently serves as Chairwoman of ATM S.p.A. (an Italian transport company), is a member of the Board of EDP Renovaveis SA and other companies owned by private equity funds such as Sirti SpA and Magicland SpA. Mrs. Ghezzi was a member of the Board of Ferrovie dello Stato (Italy) from May 2014 and its Chairwoman from December 2015 until July 2018. She served as a board member of the Humanitas Group from 2017 to 2022, and in different companies of the insurance, infrastructure and innovation and technology areas, in and out of Italy. Mrs. Ghezzi has held executive roles in the Zurich Insurance Group, Willis Group Holdings, McKinsey & Co. and IBM Research, among others. She is a theoretical physicist, with a London Business School Executive MBA. Mrs. Ghezzi is a British and Italian citizen.

Vincent Robert Gilles Decalf. Mr. Decalf seves as a member of the board of directors since 2015 and is also the audit committee’s chairman since 2020. Since 2012, he has acted as an independent non-executive director of various financial, insurance or commercial companies such as Bankinter Luxembourg, Covea Luxembourg or Kredietrust S.A. He was also a member of the board of directors of the Luxembourg Institute for Directors and Managers (Institut Luxembourgeois des Administrateurs) and of the Luxembourg Stock Exchange. Mr. Decalf is a certified independent director as of 2014. From 1989 to 2008, Mr. Decalf held executive positions in different countries within Société

Générale and has extensive experience in the financial industry. From 2008 to 2012, he was member of the executive committee of the Foyer Group, a Luxembourg-based insurer. For more than twenty five years, he has been an authorized director for Insurance, Bank or Financial companies under Luxembourg regulation. Mr. Decalf is French and Luxemburgish citizen.

Lorenza Martinez Trigueros. Mrs. Martinez Trigueros serves as member of the board of directors since 2022 and is the chief operating officer of the Mexican Financial group bank Intercam. From 2021 to 2023 she was CEO of the Mexican bank Actinver. Mrs. Martinez Trigueros was the managing director of the payments, finance & risk of Accenture Mexico from 2019 to 2021, former Director of Banco de Mexico’s payments and corporate services arm until 2018 and was undersecretary of Industry and Commerce of Mexico from 2008 and 2012. Mrs. Martinez Trigueros has a degree in Economics from the Instituto Tecnológico Autónomo de México and doctorate degree in Economics from the Massachusetts Institute of Technology. Mrs. Martinez Trigueros is a Mexican citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, member of the board of directors of Tenaris, president of the Humanitas Group and president of the board of directors of Tenova S.p.A. Moreover, in Italy, he is president of the Giorgio Cini Foundation, member of the board of directors of Fondazione Museo della Scienza e Tecnologia Leonardo da Vinci, and member of the board of Bocconi University. At an international level, he is member of the European and Global Advisory Board of Harvard Business School, member of ERT (European Round Table of Industrialists), vice president of Aspen Institute and member of the board of Brembo N.V. Mr. Rocca is an Italian citizen.
At the next annual general shareholders’ meeting, scheduled to be held on May 6, 2025, the company will propose that the number of directors be maintained and that Messrs. Roberto Bonatti, Vincent Robert Gilles Decalf, Gianfelice Mario Rocca, Paolo Rocca, Gioia María Ghezzi, Daniel Agustin Novegil and Lorenza Martínez Trigueros be re-elected and that Mrs. Alicia Lucía Móndolo be elected as members of the board of directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the 2025 annual accounts.
Mrs. Móndolo serves as Tenaris’ Chief Financial Officer since August 2019 and is expected to retire from such role as of May 2025. She joined the Techint Group in 1984 and has more than 40 years of experience in accounting and reporting, audit and finance. From 2010 to 2016, she served as Chief Audit Executive of Tenaris. Previously and from 2016 to 2019, she served as financial officer in several companies in the Techint Group. Mrs. Móndolo is a public accountant from the Universidad Nacional de La Plata and got an MBA from the IAE Business School. Mrs. Móndolo, aged 66, is an Argentine and Italian citizen.
Board members Decalf, Ghezzi and Martinez Trigueros qualify as independent directors under Exchange Act Rule 10A-3(b)(1) and Ternium S.A.'s articles of association.
Directors' Liability
Each director must act in the interest of the company, and in accordance with applicable laws, regulations, and the articles of association. Directors are also bound by a general duty of care owed to the company.
Under the Luxembourg law of August 10, 1915 on commercial companies, as amended (the "Luxembourg Company Law"), directors may be liable to Ternium S.A. in accordance with general law for the execution of their mandate and for any misconduct in the management of the corporate affairs. Directors are jointly and severally liable towards either Ternium S.A. or any third parties from damages resulting from the violation of the Luxembourg Company Law or the articles of association. Directors shall be discharged from such liability in the case of a violation to which they were not a party, provided no misconduct is attributable to them and such violation has been reported to the first general meeting of shareholders after they have acquired knowledge thereof.
Causes of action against directors for damages may be initiated by Ternium S.A. upon a resolution of the general shareholders’ meeting passed by a simple majority vote, irrespective of the number of shares represented at the meeting. Causes of action against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder for personal losses different from those of the company.
An action may also be brought against the directors on behalf of Ternium S.A. by shareholders who, at the general meeting which decided upon discharge of such directors or members, owned voting securities representing at least ten per cent of the votes attaching to all such securities.
It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the annual accounts at the annual general shareholders’ meeting. However, such discharge will not release the directors from liability for any damage caused by unrevealed acts of mismanagement or unrevealed breaches of Luxembourg Company Law or the articles of association, nor will it release directors from liability for any personal loss of the shareholders independent and separate from the losses suffered by the company due to a breach either revealed or unrevealed of either the Luxembourg Company Law or the articles of association.
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
External auditors
Ternium S.A’s articles of association require the appointment of an independent audit firm in accordance with applicable law. External auditors are appointed by the general shareholders' meeting, upon recommendation from the audit committee, through a resolution passed by a simple majority vote, to serve a one-year renewable term. The primary responsibility of the external auditors is to audit the annual accounts and consolidated financial statements and to submit a report on the accounts to shareholders at the annual general shareholders' meeting. In accordance with applicable law, statutory auditors (réviseur d'entreprises) must meet certain conditions of professional qualification and good reputation verified by the Luxembourg Financial Sector Supervisory Commission (Commission de Surveillance du Secteur Financier) and be registered as members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises).
The external auditors may be dismissed for reasonable cause by the general shareholders' meeting at any time, at the board of director's recommendation or, if the shares of Ternium S.A. are listed on a regulated market, at the audit committee's recommendation. Luxembourg law does not allow directors to serve concurrently as external auditors. As part of their duties, the auditors report directly to the audit committee.
Pursuant to its charter, the audit committee is responsible for, among other things, the oversight of the independence and performance of the external auditors. The audit committee is also responsible to consider and make recommendations to the board of directors, to be put to shareholders for approval at the annual general meeting of shareholders, regarding the appointment, re-appointment or removal of the external auditors. In addition, the audit committee is responsible to review the appropriateness and provision of permitted non-audit fees and to review and approve any fees (whether for audit, audit-related and non-audit services) payable to the external auditors. On a yearly basis, in the performance of its functions, the audit committee considers the appointment of the external auditors and reviews, together with management and the external auditor, the audit plan, audit related services and other non-audit services. The audit committee requests the board of directors to submit the audit committee’s recommendation for the appointment of the external auditor for each fiscal year and the payment of applicable fees, for final approval by the general shareholders’ meeting. The general shareholders’ meeting regularly approves such audit fees and authorizes the audit committee to approve any increase or reallocation of such audit fees as may be necessary, appropriate or desirable under the circumstances. No services outside the scope of the audit committee’s approval can be undertaken by the external auditor.

The annual general shareholders' meeting held on April 30, 2024, re-appointed PwC Luxembourg as Ternium S.A.'s statutory auditor for the fiscal year ended December 31, 2024. At the next annual general shareholders’ meeting scheduled to be held on May 6, 2025, following the recommendation of the audit committee, the board of directors will propose that PwC Luxembourg be reappointed as statutory auditors for the fiscal year ending December 31, 2025.

Senior Management
The following table sets forth certain information concerning our senior management:

Name	Age as of December 31, 2024	Position
Máximo Vedoya	54	Chief Executive Officer
Pablo Brizzio	54	Chief Financial Officer
César A. Jiménez Flores	59	Ternium Mexico President
Martín Berardi	67	Ternium Argentina President
Titus Schaar	48	Ternium Brasil President
Héctor Obeso Zunzunegui	60	International Business Unit President
Oscar Montero Martínez	64	Chief Planning Officer
Rodrigo Piña	52	Chief Human Resources Officer
Pablo Hernán Bassi	62	Chief Engineering and Automation Officer
Carlos Alberto Baieli	53	Chief Industrial Operations Officer
Marina Valeria Chiesa	46	Chief Environment, Health and Safety Officer
Fernando Duelo	58	General Counsel
Máximo Vedoya. Mr. Vedoya currently serves as our Chief Executive Officer. Prior to that, he served as president of Ternium Mexico. He has held several other executive positions since joining the Techint Group in 1992, such as chief executive officer of Ferrasa, director of Ternium Mexico’s international and steel purchase operations, commercial director and export manager of Sidor and commercial planning manager of Ternium Argentina. He was also director of Fedemetal (the Colombian Federation of Metallurgical Industries) and AIMM (Venezuelan Association of Metallurgical and Mining Industry). He was also chairman of the Economics Committee of World Steel Association and president of Caintra (Nuevo Leon Industrial Chamber). He is currently a member of the Executive Committee of the Latin American Steel Association (Alacero), of which he served as President from 2019 to 2021. He is also vice-president of Canacero (Mexican steel association) and Concamin (Confederation of Industrial Chambers of Mexico), president of the SME Commission of CCE (Mexican Business Coordinating Council) and General and Executive Board Member of UDEM (University of Monterrey, Mexico). Mr. Vedoya graduated with a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires and he holds a Master of Science in Management from Stanford University (USA). Mr. Vedoya is an Argentine citizen.

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
Héctor Obeso Zunzunegui. Mr Obeso currently serves as our International Business Unit President. He assumed his current position in 2012, then named international area manager. He has held several other executive positions since joining the company in 2007, such as quality & product director of Ternium Argentina, industrial sales director of Ternium Mexico and commercial director of Ternium Mexico. He is member of the board of directors of Alacero. Mr. Obeso is a Mexican citizen.

Oscar Montero Martínez. Mr. Montero currently serves as our Chief Planning Officer. He began his career within the company in 1984 as a commercial analyst in Ternium Argentina. Since then, he has held several positions within Ternium Argentina in the planning, commercial and procurement areas. In 1998, he assumed the position of strategic planning director in Sidor and in 2005 he assumed the position of planning and operations general director of the company. He assumed his current position in 2017. Mr. Montero is an Argentine citizen.
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
Pablo Hernán Bassi. Mr. Bassi currently serves as our Chief Engineering and Automation Officer. He began his career in the Techint Group in 1987 holding several positions in the engineering departments of Siderca, Techint-Compagnia Tecnica Internazionale S.p.A. and Ternium Argentina. He served as engineering and environment director of Ternium Mexico (2005-2017), chief industrial and engineering officer of Ternium (2017-2024), and assumed his current position in September 2024. Mr. Bassi holds a degree in engineering from Universidad de Buenos Aires. Mr. Bassi is an Argentine citizen.
Carlos Alberto Baieli. Mr. Baieli currently serves as our Chief Industrial Operations Officer. He began his career in Ternium in 1994, serving in the process engineering areas of several of Ternium Argentina’s steel processing facilities. He was industrial vice president of Ternium Argentina (2017-2021) and industrial vice president of Ternium Mexico (2021-2024), and assumed his current position in September 2024. Mr. Baieli holds a degree in chemical engineering from Universidad Nacional del Sur and a master on advanced metallurgy from Sheffield University. Mr. Baieli is an Argentine citizen.
Marina Valeria Chiesa. Ms. Chiesa currently serves as our Chief Environmental, Health & Safety Officer. She began her career at the company in 2004, and since then she has held several leadership positions and roles in the industrial engineering area, in the analysis of capital expenditure projects and in the planning of Ternium’s expansion. She has also served as Chief of Staff of the Chief Executive Officer. She assumed her current position in 2023. Ms. Chiesa holds a degree in industrial engineering from the University of Buenos Aires. Ms. Chiesa is an Argentine citizen.
Fernando Duelo. Mr. Duelo currently serves as our General Counsel, a position he assumed in 2005. He joined the Techint Group in 1991 and has served as a lawyer in its legal department. Mr. Duelo holds a degree in law from the University of Buenos Aires. Mr. Duelo is an Argentine citizen.
B.    Compensation
The compensation payable to the members of the board of directors for the performance of their services is determined at the annual ordinary general shareholders’ meeting. The general meeting of shareholders held on April 30, 2024 decided the compensation paid to directors for the performance of their duties resolving that each director receive a fixed compensation for their services during the fiscal year 2024 for an amount of $115,000; the chairman of the board of directors receive an additional fee of $295,000; each director who is also a member of the audit committee receive an additional fee of $55,000; and the chairman of the audit committee receive, further, an additional fee of $20,000. No variable compensation has been paid or shall be payable to members of the board of directors for services rendered during the year 2024 and no long-term incentive or pension plan is available to any of them.

The aggregate cash compensation paid to all directors and senior management for the year 2024 amounted to $27.2 million. In addition, senior management received, for the year 2024, 1,051,000 units for a total amount of $6.4 million, in connection with the employee incentive retention program described in note 4(o)(3) “Employee liabilities—Other compensation obligations” to the consolidated financial statements included in this annual report.
There are no service contracts between any director and the company that provide for material benefits upon termination of employment. The company does not provide pension, retirement or similar benefits to directors.

C.    Board Practices
For information related to this matter, see “—A. Directors and Senior Management.”
Audit Committee
Pursuant to Ternium S.A.’s articles of association, as supplemented by the audit committee’s charter, for as long as its shares are listed on at least one regulated market, Ternium S.A. must have an audit committee composed of at least three members, the majority of whom must qualify as independent directors, provided, however, that the composition and membership of the audit committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as Ternium S.A. under any applicable law, rule or regulation (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets).
Under the articles of association, an independent director is a director who:
(i)is not employed, and has not been employed in an executive capacity by Ternium S.A. or any of its subsidiaries within the five years preceding the ordinary general shareholders’ meeting at which the candidate for the board of directors was voted upon;
(ii)does not receive consulting, advisory or other compensatory fees from Ternium S.A. or any of its subsidiaries (other than fees received as a member of the board of directors of any committee thereof and fees received as a member of the board of directors or other governing body, or any committee thereof, of any of Ternium S.A.’s subsidiaries);
(iii)is not a person who directly or indirectly controls Ternium S.A.;
(iv)does not have, and does not control a business entity that has, a material business relationship with Ternium S.A., any of its subsidiaries or a person who directly or indirectly controls Ternium S.A., if such material business relationship would reasonably be expected to adversely affect the director’s ability to properly discharge his or her duties;
(v)does not control directly or indirectly, and is not and has not been, within the five years preceding the ordinary general shareholders’ meeting at which the candidate for the board of directors was voted upon, employed by a present or former internal or external auditor of Ternium S.A., any of its subsidiaries or a person who directly or indirectly controls Ternium S.A.; and
(vi)is not a spouse, parent, sibling or relative up to the third degree of, and does not share a home with, any of the persons listed above.
The audit committee currently consists of three members, Ms. Gioia Ghezzi, Mr. Vincent Robert Gilles Decalf and Mrs. Lorenza Martinez Trigueros. The current members of the audit committee were appointed by the board of directors on April 30, 2024. As of the date of this annual report, all members of the audit committee qualify as independent directors both for purposes of Exchange Act Rule 10A-3(b)(1) and under the articles of association. Mr. Decalf serves as chairperson of the audit committee.
The audit committee operates under a charter that was amended and restated by the board of directors on November 2, 2021. The audit committee assists the board of directors in fulfilling its oversight responsibilities with respect to the integrity of the company’s financial statements, including periodically reporting to the board of directors on its activity; and the adequacy of the company’s systems of internal control over financial reporting. The audit committee is also responsible for making recommendations regarding the appointment, compensation, retention and oversight of, and for assessing the independence of, the external auditors (see Item 16.C “—Principal Accountant Fees and Services” for additional information about the audit committee’s procedures with respect to our independent auditors).

In addition, the audit committee is required by Ternium S.A.’s articles of association and audit committee’s charter to review and, where applicable, approve material transactions between Ternium S.A. or its subsidiaries and related parties, as provided in the articles of association and audit committee’s charter, or as may be required by any applicable law, rule or regulation, in order to determine whether their terms are consistent with the interests of Ternium S.A. and all its shareholders and are consistent with market conditions or are otherwise fair to Ternium S.A. The company has adopted a Related Party Transactions Policy and Procedure setting forth consolidated guidelines and procedures for the identification, review, approval and management of related party transactions, seeking to assure transparency and substantial and procedural fairness of such transactions, as well as compliance with the provisions in the articles of association and the audit committee’s charter relating to transactions with related parties, as well as Luxembourg rules relating to the approval and disclosure of material related party transactions and Section 314.00 of the NYSE Listed Company Manual.
Under the articles of association, as supplemented by the Related Party Transactions Policy and Procedure, a “related party” is any of the following persons: (i) any affiliate of Ternium S.A.; (ii) any entity in which a controlling person owns a substantial interest or over which a controlling person can exercise significant influence; (iii) any unconsolidated entity in which Ternium S.A. has significant influence; (iv) any entity or individual having significant influence over Ternium S.A., or a close family member of any such individual; (v) any individual or entity that is the beneficial owner of five percent (5%) or more of the shares of Ternium S.A., including through the ownership of any securities representing shares of Ternium S.A.; (vi) any director or executive officer of any of the controlling persons, Ternium S.A. or any of the subsidiaries, or a close family member of any such director or executive officer; (vii) any entity in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iv), (v) or (vi) above or over which such a person is able to exercise significant influence; or (viii) any entity that has a member of key management in common with Ternium S.A. or any of its subsidiaries (provided that key management personnel includes persons having authority and responsibility for planning, directing and controlling the activities of an entity, including directors and executive officers and close family members of any such individuals).
With respect to the materiality threshold for review and approval of related party transactions, the articles of association, as supplemented by the audit committee’s charter and the Related Party Transactions Policy and Procedure, provide that the following related party transactions, which are qualified as “Level 1” related party transactions, are subject to review by the audit committee, which shall make a recommendation to the board of directors as to either reject or approve the proposed related party transaction:
(i)     any transaction between Ternium S.A. or its subsidiaries with related parties (i) with an individual value equal to or greater than $10 million, or its equivalent in other currencies, or (ii) with an individual value lower than $10 million, or its equivalent in other currencies, when the aggregate sum reflected in the financial statements of the four fiscal quarters preceding the date of determination- of any series of transactions for such lower value that can be deemed to be parts of a unique or single transaction (but excluding any transactions that were reviewed and approved by the audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made; and
(ii)    any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) affecting Ternium S.A. or any of its subsidiaries for the benefit of, or involving, a related party.
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

The audit committee has the power (to the maximum extent permitted by applicable laws) to request that Ternium S.A. or relevant subsidiary promptly provide all information necessary for the audit committee to assess the material transactions with related parties that it is required to review. In no event may any proposed related party transaction be entered into or otherwise be given effect unless it has been reviewed and approved in accordance with the Related Party Transactions Policy and Procedure. Any executed transaction that has not been duly reviewed and approved must be promptly submitted for review in accordance with applicable procedures and, if determined appropriate, must be ratified; if the transaction is not ratified, it must be modified to make it acceptable for ratification or it must otherwise be immediately discontinued or rescinded.
The audit committee is also in charge of the interpretation, implementation, control and enforcement of Ternium's Clawback Policy (the "Clawback Policy"), which sets forth the principles for the prompt recovery of erroneously awarded incentive-based compensation granted to certain officers in the event of a restatement of the company’s financial statements.

The audit committee also performs other duties imposed by applicable laws, and by regulations of the markets on which Ternium S.A.'s securities are listed, as well as any other duty entrusted to it by the board of directors.

The audit committee has the authority to conduct any investigation appropriate to the fulfilment of its responsibilities and has direct access to the external auditors as well as anyone in the company and, subject to applicable laws and regulations, its subsidiaries. In addition, the audit committee may engage, at the company's expense, independent counsel and other internal or external advisors to review, investigate or otherwise advise on, any matter as the committee may determine to be necessary to carry out its purposes and responsibilities.

D.    Employees
The following table shows the number of persons employed by Ternium S.A. and its fully consolidated subsidiaries (and excludes proportionally consolidated subsidiaries Consorcio Peña Colorada and Exiros):

	As of December 31,
	2024	2023	2022
Mexico	10,581	10,103	9,402
Argentina	5,175	5,310	5,517
Brazil	16,237	17,138	3,714
Colombia	1,271	1,235	1,219
Other countries	685	672	658

Total employees	33,949	34,458	20,510
Note: in 2024 and 2023, it includes in Brazil Usiminas’ 12,422 and 13,445 employees, respectively. Ternium started to fully consolidate Usiminas in July 2023.
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
E.    Share Ownership
To our knowledge, as of the date of this annual report, our directors and senior management owned less than 1% of Ternium S.A.’s securities (in the form of shares or ADSs).
F.    Recovery of Erroneously Awarded Compensation.
On October 31, 2023, the board of directors approved the Clawback Policy, in response to the requirements of Section 303A.14 of the New York Stock Exchange Listed Company Manual, setting forth the principles for the prompt recovery or “clawback” of erroneously awarded incentive-based compensation granted to certain officers in the event of a restatement of the company’s financial statements, as further described therein. The members of senior management listed in “—A. Directors and Senior Management”, as well as Mr. Pablo Urréjola, Ternium's Global Reporting Senior Director, are subject to the Clawback Policy.
During the fiscal year ended December 31, 2024, Ternium S.A. was not required to prepare an accounting restatement requiring recovery of erroneously awarded compensation pursuant to the Clawback Policy nor was there any outstanding balance as of December 31, 2024, of erroneously awarded compensation to be recovered under the Clawback Policy.

Item 7.    Major Shareholders and Related Party Transactions
A.    Major Shareholders
The following table shows the beneficial ownership of our securities (in the form of shares or ADSs) (i) by Ternium S.A.’s major shareholders (persons or entities that have notified Ternium S.A. of holdings in excess of 5% of Ternium S.A’s issued share capital, or that are controlled by persons or entities which hold more than 5% of its issued share capital); (ii) held by Ternium S.A. in treasury; and (iii) owned by directors and officers as a group.
The information below is based on the most recent information available to the company.

Identity of Person or Group	Number of issued shares	Percentage of issued share capital
Techint Holdings S.à r.l. (1)	1,243,433,012	62.02%
Tenaris Global Services and Investments S.à r.l. (1)	229,713,194	11.46%
Inverban Investments SL Sucursal Uruguay	60,324,320	3.01%
Ternium S.A. (treasury shares)	41,666,666	2.08%
Directors and senior management as a group	131,570	0.01%
Public	429,474,680	21.42%

Total	2,004,743,442	100.00%
(1)Each of Techint Holdings S.àr.l., Tenaris Global Services and Investments S.àr.l. and Inverban Investments SL is controlled by San Faustin. RP STAK holds voting rights in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
As of February 28, 2025, 42,960,625 ADSs (representing 429,606,250 shares, or 21.4% of all issued shares of Ternium S.A.) were registered in the name of BNY (Nominees) Limited, related to Ternium S.A.’s ADR program.
The voting rights of Ternium S.A.’s major shareholders do not differ from the voting rights of other shareholders. None of its outstanding shares have any special control rights. There are no restrictions on voting rights, nor are there, to the company’s knowledge, any agreements among Ternium S.A.’s shareholders that might result in restrictions on the transfer of securities or the exercise of voting rights, other than the agreement between San Faustin and Tenaris. For information on this agreement see Item 6. "Directors, Senior Management and Employees - A. Directors and Senior Management - Board of Directors."

The company does not know of any significant agreements or other arrangements to which the company is a party and which take effect, alter or terminate in the event of a change of control of Ternium S.A. The company is not aware of any arrangements, the operation of which may at a later date result in a change of control of Ternium S.A.

B.    Related Party Transactions
Ternium is a party to several related party transactions as described in Note 26 to the consolidated financial statements included in this annual report. Material related party transactions are subject to the review of the audit committee and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see Item 6. “Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

Below is a description of relevant related party transactions, including with Usiminas until June 30, 2023. Since July 2023, Ternium started to fully consolidate Usiminas and its subsidiaries, and transactions with Usiminas and its subsidiaries since July 2023 are no longer considered related party transactions.

Purchases of Raw Materials
In the ordinary course of business, Ternium buys raw materials and other production inputs from subsidiaries of Tenaris. These transactions include purchases of ferrous scrap and other raw materials, which amounted to $38.6 million in 2024, $38.2 million in 2023 and $38.4 million in 2022.

Purchases of Steel Products
In the ordinary course of business, Usiminas buys steel products from Unigal, which have been reported as related party transactions since July 2023. In addition, Ternium buys steel products from Usiminas and its subsidiaries, which were reported as related party transactions until June 30, 2023. Purchases amounted to $82.1 million in 2024, 112.3 in 2023 and $30.8 million in 2022.
Purchases of Logistic Services
In the ordinary course of business, Usiminas buys logistics services from MRS Logística. Purchases amounted to $71.2 million in 2024.
Sales of Steel Products and Raw Materials
In the ordinary course of business, Ternium sells steel products and raw materials to subsidiaries of Tenaris. These transactions include:
•sales of round steel bars under a long-term agreement to Tenaris’ facilities in Mexico, which amounted to $12.4 million in 2023 and $110.6 million in 2022;
•sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to $148.9 million in 2024, $154.1 million in 2023 and $104.4 million in 2022; and
•sales of scrap and other raw materials to be used in the production of seamless pipes, which amounted to $3.9 million in 2024, $5.9 million in 2023 and $8.1 million in 2022.
Furthermore, Ternium sells steel slabs to Usiminas, which were reported as related party transactions until June 2023, amounting to $76.9 million in the first half of 2023 and $547.0 million in 2022.
Supply of Electric Energy
Techgen, which is owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris, operates an electric power plant in Pesquería, Mexico. Ternium’s subsidiaries in Mexico and Tenaris currently contract for 78% and 22%, respectively, of Techgen’s power capacity.
Techgen sales of electricity to Ternium Mexico and Tenigal amounted to $171.9 million in 2024, $322.3 million in 2023 and $445.7 million in 2022. In addition, Techgen sells to third parties on behalf of Ternium Mexico and Tenigal the unused electricity that Ternium Mexico and Tenigal purchased from Techgen. Ternium Mexico and Tenigal received from Techgen on account of such unused electricity sales in an amount of $133.9 million in 2024, $86.6 million in 2023 and $116.7 million in 2022.
Supply of Natural Gas
Ternium Mexico has natural gas supply agreements with GIMSA, a natural gas distributor and a company in which Ternium Mexico holds 23.84% equity participation. GIMSA sales to Ternium Mexico amounted to $79.3 million in 2024, $76.6 million in 2023 and $167.0 million in 2022.
Ternium Argentina has natural gas supply agreements with Tecpetrol and Energy Consulting Services, and natural gas transportation agreements with TGN. Tecpetrol is a company controlled by San Faustin, engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. Energy Consulting Services is a company engaged in energy and management consulting, representing one of the major and most reliable natural gas traders in Argentina. TGN operates two major pipelines in Argentina connecting the major consumption centers in Argentina with natural gas basins in the Neuquén province, the Argentine Northwest and Bolivia. San Faustin holds significant but non-controlling interests in TGN and Energy Consulting Services.
Tecpetrol supplies natural gas at prices and on terms and conditions that are equivalent to those charged to Ternium Argentina by other suppliers of natural gas. Tecpetrol’s sales to Ternium Argentina amounted to $20.8 million in 2024, $20.6 million in 2023 and $23.5 million in 2022.
Ternium Argentina pays TGN a natural gas transportation fees. The Argentine government regulates the framework under which TGN operates and prices its services. TGN’s sales to Ternium Argentina amounted to $6.0 million in 2024, $2.5 million in 2023 and $4.1 million in 2022.

Energy consulting Services ("ECS") supplies natural gas at prices and on terms and conditions that are equivalent to those charged to Ternium Argentina by other suppliers of natural gas. ECS’s sales to Ternium Argentina amounted to $4.1 million in 2024, $5.4 million in 2023 and $5.1 million in 2022.
Provision of Engineering and Labor Services
Ternium contracts with certain companies controlled by San Faustin specialized in supplying engineering services, construction services, labor and supervision services, civil and electromechanical works, cleaning, general maintenance and handling of by-products services. Fees accrued for these services amounted to $178.1 million in 2024, $100.1 million in 2023 and $78.5 million in 2022.
Purchase Agency Services and Sales of Materials
Exiros, in which we have 50% share ownership and Tenaris has the remaining 50% share ownership, provides Tecpetrol and other companies controlled by San Faustin with purchase agency services and sales of raw materials and other products. Under the Exiros shareholder arrangements, Ternium recognizes Exiros’ assets, liabilities, revenue and expenses in relation to its interest in the joint operation. Exiros’ sales to companies controlled by San Faustin totaled $10.6 million in 2024, $22.6 million in 2023 and $27.2 million in 2022, of which the company recognized $5.3 million, $11.3 million and $13.6 million in 2024, 2023 and 2022, respectively.
In addition, Exiros’ raw material sales to Usiminas totaled $113.0 million in 2022, of which the company recognized $56.5 million, with no raw material sales in the first half of 2023.
Sales and Purchases of Other Products and Services
Ternium enters into other transactions with companies controlled by San Faustin from time to time. Relevant transactions were those for the purchase of plant equipment and spare parts, and technical assistance from Tenova and from other related companies, which amounted to $27.6 million in 2024, $4.9 million in 2023 and $2.2 million in 2022.
Administrative Services, Legal and Other Support Services
Finma S.A.I.F., a company controlled by San Faustin in which Ternium S.A. has a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provided administrative and legal support services to San Faustin’s affiliates in Argentina, including Argentine affiliates of Ternium. Fees accrued for these services amounted to $11.5 million in 2024, $11.2 million in 2023 and $11.6 million in 2022.
Loans to Related Parties
Ternium financed the construction and operation of Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen. Outstanding loans to Techgen amounted to $148.4 million, $136.3 million and $126.8 million as of December 31, 2024, 2023 and 2022, respectively. These loans generated interest gains in favor of Ternium in an amount of $13.5 million in 2024, $12.3 million in 2023 and $8.3 million in 2022. For further information on the Techgen investment, see Item 4. “Information on the Company—C. Organizational Structure—Other investments—Techgen.”
Other Transactions
In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are considered to be material.
C.    Interest of Experts and Counsel
Not applicable.

Item 8.    Financial Information
A.    Consolidated Statements and Other Financial Information
See Item 18 and pages F-1 through F-98 for Ternium’s consolidated financial statements.
Legal Proceedings
Ternium is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Ternium is unable to make a reliable estimate of the expected financial effect that will result from the ultimate resolution of such proceeding. In those cases, Ternium has not accrued a provision for the potential outcome of these cases.

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

The company believes that the aggregate provisions recorded for potential losses in its consolidated financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Ternium could incur a charge to earnings, which could have a material adverse effect on Ternium’s results of operations, financial condition, net worth and cash flows.

Outstanding Legal Proceedings
The following legal proceedings were outstanding as of the date of this report:
Ongoing litigation related to the acquisition of a participation in Usiminas
The company is party to a long standing lawsuit filed in Brazil by CSN and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and Tenaris’s subsidiary Confab, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired participations in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to the Usiminas control group. Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. CSN filed an appeal to the Superior Court of Justice ("SCJ"), seeking the review and reversal of the decision issued by the Court of Appeals, and on March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal.

CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote. On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Ternium Investments, its subsidiary Ternium Argentina and Tenaris’s subsidiary Confab should pay CSN an indemnification in connection with the acquisition by the T/T Group of the participations in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns.

On August 1, 2024, Ternium Investments, Ternium Argentina and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of the T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment through December 31, 2024, and attorney’s fees in the amount of BRL5 million, the revised aggregate amount potentially payable by Ternium Investments and Ternium Argentina if CSN finally prevails on its claims would be of approximately BRL 1,875.9 million (approximately $ 302.9 million at the BRL/$ rate as of such date) and BRL 664.1 million (approximately $ 107.3 million at the BRL/$ rate as of such date), respectively.

The company continues to believe that all of CSN's claims and allegations are unsupported and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above, and that in connection with the Usiminas acquisition the T/T Group was not required to either launch a tender offer or to pay indemnification to CSN. Accordingly, on February 10, 2025, Ternium filed an extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. The company, however, cannot predict the ultimate resolution on the matter.

Potential Mexican income tax adjustment
In March 2015, as part of a tax audit with respect to fiscal year 2008, the Mexican tax authority (the “SAT”) challenged the deduction by Ternium Mexico of a tax loss arising from an intercompany sale of shares in December 2008. In addition, in September 2018, as part of a tax audit for fiscal year 2011, the SAT objected to the deduction by Ternium Mexico of the remainder of the 2008 tax loss. Ternium Mexico requested an injunction from the Mexican courts against the SAT claims and filed its defense and supporting documents with the SAT. After Ternium Mexico obtained an injunction in August 2020, in November 2020, the SAT issued a new preliminary audit report in which it reiterated its objections to the deduction of the 2008 tax loss. In June 2021, the SAT determined income tax adjustments with respect to 2008 and 2011 for amounts currently estimated at approximately $72.8 million and $ 35.6 million, respectively. Ternium Mexico appealed the SAT determinations.

More recently, however, Ternium Mexico withdrew its appeals and agreed to provide further information and documentation to the SAT. With all of the above-mentioned information and documentation, the SAT reduced the 2008 and 2011 tax adjustments downwards to approximately $17.5 million and $35.8 million, respectively. The company had a tax provision of $53.3 million already included in its consolidated condensed interim financial statements as of September 30, 2023. The payment to the SAT was made on October 9, 2023, and the company received formal documentation issued by the SAT with the closure of both audits.

Tax assessments relating to the use of certain ICMS tax credits

The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços (“ICMS”), is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.

The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of $ 57.7 million was recorded as of the acquisition date in connection with this matter ($29.3 million and $37.5 million as of December 31, 2024 and 2023, respectively).

BP Energía México (BPEM) - Arbitration process

On February 2022, BP Energía México (“BPEM”) started an arbitration process against GIMSA, Ternium México and Ternium Gas México (collectively, the “Respondents”), claiming payment for the gas supply from February 12 to February 28, 2021, for $27.6 million, $12.4 million, and $2.4 million, plus V.A.T. and interest, respectively. On June 9, 2024, after the arbitration process was completed, the arbitration award was notified and the Arbitration Tribunal ordered the Respondents to pay BPEM $22.0 million, $9.9 million and $2.1 million, plus V.A.T. and interest, respectively. Additionally, the Respondents were ordered to pay expenses and costs of $2.4 million. As of September 30, 2024, the company recognized a provision of $34.2 million in its consolidated condensed interim financial statements. On October 25, 2024, the parties reached an agreement settling the reciprocal claims, and all parties formally dismissed the legal actions initiated with respect to the arbitration award.

PIS and COFINS credits defense action - Usiminas

In August 2024, the Brazilian Federal Government filed two new tax claims for a total of approximately BRL503 million, or $92 million (BRL518 million or $84 million as of December 31, 2024). The contingencies are related to tax assessments that partially approved offset statements through which Usiminas claimed PIS and COFINS credits arising from a final court decision, which discussed the exclusion of ICMS from the calculation basis of said contributions. The tax authority disagreed with the calculation methodology adopted by Usiminas. Usiminas filed a defense action in the aforementioned proceedings, arguing that the calculations are correct and the credit rights should be recognized.

Dividend Policy
Ternium S.A. does not have, and has no current plans to establish, a formal dividend policy governing the amount and payment of dividends or other distributions. For a description of the shareholders’ and holders of ADS’ rights to receive dividends and the conditions to declare and pay dividends, please refer to Item 10. “Additional Information—B. Memorandum and Articles of Association—Dividends”.
The following table shows the dividends for the last five years:

Year	Total dividend			Payment date
	Amount ($ million)	Per share ($)	Per ADS ($)	Interim dividend	Dividend (net of interim dividend)
2020	412	0.21	2.10	n/a	May 11, 2021
2021	510	0.26	2.60	November 16, 2021	May 11, 2022
2022	530	0.27	2.70	November 17, 2022	May 10, 2023
2023	648	0.33	3.30	November 16, 2023	May 8, 2024
2024	530	0.27	2.70	November 21, 2024	May 14, 2025

Note: On February 18, 2025, the board of directors proposed that an annual dividend of $0.27 per share ($2.70 per ADS), or $530 million in the aggregate, be approved at the annual general shareholders’ meeting, which is scheduled to be held on May 6, 2025. The annual dividend would include an interim dividend of $0.09 per share ($0.90 per ADS), or $177 million, paid in November 2024. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $0.18 per share ($1.80 per ADS), or $353 million in the aggregate, will be paid on May 14, 2025, with a record-date of May 9, 2025. Treasury shares are not entitled to dividend distributions.

B.    Significant Changes
Change in operating segments.

In its annual report for the year ended December 31, 2023, the company reported its results in three operating segments: Steel, Mining and Usiminas. This was the result of the consolidation of Usiminas beginning in July 2023. As of March 31, 2024, following the acquisition of an additional participation in Usiminas on July 3, 2023, the Chief Operating Decision Maker performed a review of the new business structure to decide on the allocation of resources and the assessment of performance, and decided to organize the Company in two operating segments: Steel and Mining. For additional information see note 5 to the consolidated financial statements included in this annual report.

Item 9.    The Offer and Listing
A.    Offer and Listing Details
Ternium S.A.’s ADSs are listed on NYSE under the symbol “TX.” Trading on NYSE began on February 1, 2006. As of February 28, 2025, a total of 2,004,743,442 shares were registered in the shareholders’ register.
As of February 28, 2025, a total of 429,606,250 shares were registered in the name of BNY Nominees Limited, related to Ternium S.A.’s ADR program. On February 28, 2025, the closing price for Ternium S.A.’s ADSs reported by NYSE was $28.89.
New York Stock Exchange
As of February 28, 2025, a total of 42,960,625 ADSs were registered of record. Each ADS represents ten shares of Ternium S.A.’s share capital. For the year ended December 31, 2024, BNY Mellon acted as depositary for issuing ADRs evidencing the ADSs.
B.    Plan of Distribution
Not applicable.
C.    Markets
For information related to this matter, see “—A. Offer and Listing Details.”
D.    Selling Shareholders
Not applicable.
E.    Dilution
Not applicable.

F.    Expenses of the Issue
Not applicable.
Item 10. Additional Information

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

General

The following is a summary of certain rights of holders of Ternium S.A.’s shares. These rights are set out in the articles of association or are provided by applicable Luxembourg law, and may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. This summary is not exhaustive and does not contain all information that may be important to you. For more complete information, you should read the articles of association, which are attached as an exhibit to this annual report.

Ternium S.A. is a société anonyme organized under the laws of Luxembourg, registered under the number B98 668 in the Luxembourg Registre de Commerce et des Sociétés. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof.

Ternium S.A.’s authorized share capital is fixed by the articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting. Ternium S.A. has an authorized share capital of a single class of 3,500,000,000 shares having a nominal value of $1.00 per share. There were 2,004,743,442 shares issued as of the date of this annual report (including treasury shares). All issued shares are fully paid.

Ternium S.A.’s articles of association authorize the board of directors, or any delegate(s) duly appointed by the board of directors, to issue shares within the limits of its authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves, at such times and on such terms and conditions, including the issue price, as the board of directors, or its delegate(s) may in its or their discretion resolve.

The extraordinary shareholders meeting held on June 5, 2020 approved the renewal for an additional five-year period of the authorization granted to the board of directors to waive, suppress or limit any preemptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; and have waived any preemptive subscription rights provided for by law and related procedures. The authorization period will expire on June 19, 2025, and a renewal of this authorization for an additional five-year period will be proposed at the extraordinary shareholders' meeting scheduled to be held on May 6, 2025. However, under the articles of association, for as long as Ternium S.A.’s shares are listed on a regulated market (and only for as long as they are so listed), any issuance of shares for cash within the limits of the authorized share capital shall be subject to the preemptive subscription rights of the then existing shareholders, except in the following cases (in which cases no preemptive rights shall apply):

(a) any issuance of shares for, within, in conjunction with or related to, an initial public offering of Ternium S.A.’s shares on one or more regulated markets (in one or more instances);

(b) any issuance of shares against a contribution other than in cash;

(c) any issuance of shares upon conversion of convertible bonds or other instruments convertible into Ternium S.A.’s shares; provided, however, that the preemptive subscription rights of the then existing shareholders shall apply by provision of the articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares for cash; and

(d) any issuance of shares (including by way of free shares or at a discount), up to an amount of 1.5% of Ternium S.A.’s issued share capital, to directors, officers, agents or employees, its direct or indirect subsidiaries, or its affiliates, including without limitation the direct issue of shares upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of, or in relation to, compensation or incentive for any such persons or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Amendment of the articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority vote of the shares represented at the meeting.

Dividends

Subject to applicable law, all shares (including shares underlying ADSs) are entitled to participate equally in dividends when, as and if declared by the shareholders at the annual general shareholders’ meeting, out of funds legally available for such purposes. Treasury shares are not entitled to dividend distributions.

Dividends may be lawfully declared and paid if net profits and distributable reserves are sufficient under Luxembourg law. The amount and payment of dividends must be approved by a majority vote at a general shareholders’ meeting, generally, but not necessarily, based on the recommendation of the board of directors. Under Article 21 of the articles of association, the board of directors has the power to distribute interim dividends out of profits, share premium or any other available reserves, in accordance with applicable law, in particular in accordance with the conditions set forth in article 461-3 of the Luxembourg Company Law. Such dividend payments must be finally approved by the general shareholders’ meeting. On March 21, 2025, the board of directors announced the proposals to be submitted to the consideration of the annual general shareholders’ meeting scheduled to be held on May 6, 2025, including its proposal on dividends.

As provided by Article 21 of the articles of association, dividends or other distributions declared by the general meeting as well as interim dividends or other distributions declared by the board of directors will be distributed at the times and places determined by the board of directors. Ternium S.A. will make any and all dividend payments and any other distributions in respect of shares registered in the name of any securities settlement system or operator of such a system or in the name of any financial institution or other professional depositary of securities or any other depositary, whether in cash, shares or other assets, only to such registered holder, or otherwise in accordance with such registered holder’s instructions, and, as provided by Article 21 of the articles of association, that payment shall release Ternium S.A. from any and all obligations for such payment.

Ternium S.A. conducts and will continue to conduct its operations through subsidiaries and, accordingly, its main source of cash to pay dividends among other possible sources, will be the dividends received from its subsidiaries. For further information, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Structure of the Company—Ternium S.A.’s dividend payments depend on the results of operations and financial condition of its subsidiaries and could be affected by legal, contractual or other limitations or tax changes”. Dividend payments will depend on Ternium S.A.’s subsidiaries’ results of operations, financial condition, cash and capital requirements, future growth prospects and other factors deemed significant by their respective boards of directors, as well as on any applicable legal restrictions. For further information, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which Ternium Operates—Argentina”.

Under Luxembourg law, claims for dividends will lapse in favor of Ternium S.A. five years after the date such dividends are declared. However, Ternium S.A. may elect to pay a declared dividend after such period. Declared and unpaid dividends held by Ternium S.A. for the account of its shareholders do not bear interest.

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. As of December 31, 2024, Ternium S.A.’s legal reserve represented 10% of its share capital. The legal reserve is not available for distribution.

Voting Rights; Shareholders’ Meetings; Election of Directors

Each share entitles the holder thereof to one vote at the general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law and the articles of association. Pursuant to applicable Luxembourg law, Ternium S.A. must give notice of the calling of any general shareholders meeting at least 15 days prior to the date for which the meeting is being called, by publishing the relevant convening notice in the Recueil électronique des sociétés et associations (Luxembourg's electronic official gazette) and in a leading newspaper having general circulation in Luxembourg and by issuing a press release informing of the calling of such meeting. The articles of association provide that notices for any general shareholders’ meeting shall include such information and shall be given in such form through such means and at such time or times as may be required under applicable Luxembourg law; and, in case Ternium S.A.’s shares are listed on a regulated market, such notices shall, in addition, satisfy such requirements as are applicable to, and mandatory for, notices of general shareholders’ meetings of issuers such as Ternium S.A. under the applicable laws, rules and regulations of such regulated market.

No attendance quorum is required at ordinary general shareholders’ meetings and resolutions may be adopted by a simple majority vote of the shares present or represented and voted at the meeting. An extraordinary general shareholders’ meeting may only validly deliberate when at least half of the share capital is present or represented. If the required quorum is not met at an extraordinary general shareholders meeting, a second meeting may be convened in accordance with the articles of association and applicable law and such second extraordinary general shareholders meeting shall validly deliberate regardless of the quorum present or represented. Resolutions on the following matters may only be adopted at extraordinary general shareholders’ meetings: (a) amendment to the articles of association; (b) dissolution and liquidation; (c) setting of the authorized share capital and granting of authorization to the board of directors to increase the share capital within the limits of the authorization; (d) decrease of the share capital; and (e) sale of all or substantially all of the assets. Such resolutions, in order to be adopted, must be approved by a majority of at least two-thirds of the votes of the shares present or represented. The following matters shall require a unanimous resolution of all the shareholders of Ternium S.A.: (a) change of the nationality of Ternium S.A.; and (b) increase of shareholders’ commitments.

Cumulative voting is not permitted. The articles of association do not provide for staggered terms, and directors are elected for a maximum of one year but may be reappointed or removed at any time, with or without cause, by the general shareholders’ meeting, by resolution passed by a simple majority vote of the shares present or represented at the meeting and voted. In the case of a vacancy occurring on the board of directors, the remaining directors shall have the right to temporarily fill such vacancy with a temporary director appointed by resolution adopted with the affirmative vote of a majority of the remaining directors; provided that the next general shareholder’s meeting shall be called upon to ratify such appointment. The term of a temporary director elected to fill a vacancy shall expire at the end of the term of office of the replaced director.

The next annual general meeting of shareholders that will consider, among other matters, the 2024 consolidated financial statements and annual accounts, is scheduled to be held on May 6, 2025 at 9:00 a.m. (Central European Time) at the Ternium S.A.’s registered office in Luxembourg.

The articles of association provide that annual general shareholders’ meetings shall meet in Luxembourg within six months from the end of the previous financial year at the date, place and hour indicated in the convening notice.

Any shareholder who holds one or more shares of Ternium S.A. on the fifth calendar day preceding a general shareholders’ meeting (the “Record Date”) shall be admitted to such general shareholders’ meeting. Those shareholders who have sold their shares between the Record Date and the date of the general shareholders’ meeting may not attend or be represented at the meeting.

In the case of shares held through fungible securities accounts, each shareholder may exercise all rights attached to his shares and, in particular, may participate in and vote at shareholders’ meetings upon presentation of a certificate issued by the financial institution or professional depositary holding the shares, evidencing such deposit and certifying the number of shares recorded in the relevant account on the Record Date. Such certificate must be filed at least five days before the meeting at Ternium S.A.’s registered address or at the address stated in the convening notice or, in case the Ternium S.A.’s shares are listed on a regulated market, with an agent located in the country of the listing and designated in the convening notice. In case any such holder wishes to vote by proxy, the holder shall have to present a completed proxy form together with the certificate previously referred to, by the same date and time and at the same addresses. The board of directors and the shareholders at the shareholders’ meeting may, if they deem so advisable, reduce these periods of time for all shareholders and admit all shareholders (or their proxies) who have filed the appropriate documents to the general shareholders’ meeting, irrespective of these time limits.

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated January 31, 2006 among Ternium S.A., The BNY Mellon, as depositary (the "Depositary"), and the owners and beneficial owners from time to time of its ADSs. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Ternium S.A.’s ADSs – Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders”. ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but holders of record of our ADSs as of the relevant ADS holders’ record date set for any given general shareholders’ meeting are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the shares underlying such holder’s ADSs at such meeting.

Access to Corporate Records

Luxembourg law and the articles of association do not generally provide for shareholder access to corporate records. Shareholders may inspect the annual accounts and auditors’ reports at the company’s website https://investors.ternium.com or at its registered office starting from the call to the annual general shareholder’s meeting.

Appraisal Rights

In case the shares of Ternium S.A. are listed on one or more regulated markets, and in the event the shareholders, in a general meeting, approve any of the following:

•the delisting of Ternium S.A.’s shares from all regulated markets where the shares are listed at that time, excluding a delisting made pursuant to an offer to all of Ternium S.A.’s shareholders made by a business entity subject to common control with Ternium S.A., whereby such business entity offers to issue, in exchange for Ternium S.A.’s shares, shares to be listed on the same regulated market(s) on which Ternium S.A.’s shares are listed;

•a merger in which Ternium S.A. is not the surviving entity (unless the shares or other equity securities of such entity are listed on the New York or London stock exchanges);

•a sale, lease, exchange or other disposition of all or substantially all of Ternium S.A.’s assets;

•an amendment to the articles of association that has the effect of materially changing its corporate purpose;

•the relocation of Ternium S.A.’s domicile outside the Grand Duchy of Luxembourg; or

•amendments to the articles of association that restrict the rights of its shareholders (excluding any amendments in relation with, or to, the authorized share capital and/or the waiver or suppression of any preferential subscription rights relating thereto).

Dissenting or absent shareholders have the right to have their shares repurchased by Ternium S.A. at (i) the average market value of the shares over the 90 calendar days preceding the applicable general shareholders’ meeting or (ii) in the event that Ternium S.A.’s shares are not traded on any regulated market, the amount that results from applying the proportion of the equity that the shares being sold represent over the net worth as determined in its last consolidated financial statements approved by the shareholders or in its last interim consolidated financial statements approved by the board of directors, whichever is more recent. Shareholders who voted in favor of the relevant resolution are not entitled to exercise this right.

Dissenting or absent shareholders must present their claim within one month following the date of the applicable general shareholders’ meeting and supply Ternium S.A. with evidence of their shareholding at the time of such meeting. Ternium S.A. must (to the extent permitted by applicable laws and regulations and in compliance therewith) repurchase its shares within six months following the date of the applicable general shareholders’ meeting. If delisting from one or more, but not all, of the regulated markets where Ternium S.A.’s shares are listed is approved by the shareholders’ meeting, only dissenting or absent shareholders with shares held through participants in the local clearing system for that market or those markets can exercise this appraisal right if:

•they held the shares as of the date of the announcement of Ternium S.A.’s intention to delist or as of the date of publication of the first convening notice for the general shareholders’ meeting that approved the delisting;

•they present their claim within one month following the date of the general shareholders’ meeting and supply evidence of their shareholding as of the date of Ternium S.A.’s announcement or the publication of the first convening notice to the meeting; and

•the delisting is not being made pursuant to an offer to all of Ternium S.A.’s shareholders made by a business entity subject to common control with Ternium S.A., whereby such business entity offers to issue, in exchange for Ternium S.A.’s shares, shares to be listed on the same regulated market(s) on which such dissenting or absent shareholders hold their shares through participants in the local clearing system for that market or markets.

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

Distribution of Assets on Winding-up

In the event of liquidation, dissolution or winding-up, the net assets remaining after allowing for the payment of all debts, charges and expenses shall be paid out to holders of the company’s shares in proportion to their respective holdings.

Transferability and Form

Ternium S.A.’s articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of shares. The shares are issuable in registered form only.

The ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by such shareholder and the amount paid on each share in the share register. In addition, Ternium S.A.’s shares may be held through fungible securities accounts with financial institutions or other professional depositaries. Shares held through fungible securities accounts have the same rights and obligations as shares recorded in the shareholders’ register.

Shares held through fungible securities accounts may be transferred in accordance with customary procedures for the transfer of securities in book-entry form. Shares that are not held through fungible securities accounts may be transferred by a written statement of transfer signed by both the transferor and the transferee or their respective duly appointed attorney-in-fact and recorded in the share register. The transfer of shares may also be made in accordance with the provisions of Article 1690 of the Luxembourg Civil Code. As evidence of the transfer of registered shares, Ternium S.A. may also accept any correspondence or other documents evidencing the agreement between transferor and transferee as to the transfer of registered shares.

Repurchase of Shares

Ternium S.A. may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg Company Law and, in the case of acquisitions of shares or ADSs made through NYSE, with any applicable laws and regulations of such market. See Item 16.E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information on the authorization to Ternium S.A. or its subsidiaries to repurchase Ternium S.A.’s shares, including shares represented by ADSs.

Limitation on Securities Ownership

There are no limitations currently imposed by Luxembourg law or the articles of association on the rights of Ternium S.A.’s non-resident or foreign shareholders to hold or vote Ternium S.A.’s shares.

Change in Control

None of our outstanding securities has any special control rights. The articles of association do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of Ternium S.A. and that would operate only with respect to a merger, acquisition or corporate restructuring involving Ternium S.A. or any of its subsidiaries. In addition, the company does not know of any significant agreements or other arrangements to which the company is a party and which take effect, alter or terminate in the event of a change of control of Ternium S.A. There are no agreements between Ternium S.A. and members of its board of directors or employees providing for compensation if they resign or are made redundant without reason, or if their employment ceases following a change in control of Ternium S.A.

There are no rights associated with Ternium S.A.’s shares other than those described above.

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

Between September 2019 and December 2023, the Argentine government imposed significant restrictions on foreign exchange transactions; however, the current administration in Argentina eased certain restrictions since taking office and other changes to such regulations are expected. At the date of this annual report, the scope and timing of upcoming changes remain unknown. Currently, Argentine companies are required to repatriate export proceeds from sales of goods and services (including U.S. dollars obtained through advance payment and pre-financing facilities) and convert such proceeds into ARS at the official exchange rate. Since December 13, 2023, up to 20% of export proceeds can be sold for Argentine pesos through securities transactions resulting in a higher implicit exchange rate as explained below. This percentage has changed and is expected to change over time. Import payments for services rendered and goods no longer require government approval but cannot be paid in advance or at sight and are subject to a minimum 30-day deferred payment. In addition, until January 1, 2025, import payments were subject to import taxes that significantly increased prices of imported goods and services. Argentine companies must still obtain prior Argentine Central Bank authorization, which is rarely (if ever) granted, to access the foreign exchange market to make dividend payments.

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

Regulations or restrictions imposed by the former government administration as well as new regulations enacted by the current administration, may restrict Ternium Argentina’s ability to access the official foreign exchange market, expose Ternium to the risk of losses arising from fluctuations in the ARS/$ exchange rate, or impair Ternium Argentina’s ability to make payments abroad (including dividends or royalties), or fund investments or other activities offshore.

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
As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to Luxembourg corporate income tax (impôt sur le revenu des collectivités) and Luxembourg municipal business tax (impôt commercial communal, on its worldwide income from Luxembourg or foreign sources). For the purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders”. A “non-Luxembourg Holder” means any investor in shares or ADSs of Ternium S.A. other than a Luxembourg Holder.
Corporate Reorganization

Ternium S.A. was established as a Luxembourg société anonyme holding under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including Ternium S.A.) were exempt from Luxembourg corporate income tax, Luxembourg municipal business tax, Luxembourg net wealth tax and Luxembourg withholding tax over dividends distributed to shareholders.

On January 1, 2011, Ternium S.A. became an ordinary public limited liability company (société anonyme) and, effective as from that date, it is subject to all applicable Luxembourg taxes (including, among others, Luxembourg corporate income tax on its worldwide income).

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, Ternium S.A. carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of its assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary, and the restructuring of indirect holdings in certain subsidiaries.

The first phase of the corporate reorganization was completed in December 2010 and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of Ternium S.A.’s assets. The second phase of the reorganization was completed in 2011.

Following the completion of the first phase of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, Ternium S.A. recorded a special reserve in its tax balance sheet for an amount of $7.9 billion ($1.7 billion remaining at 2024 year-end). Dividend distributions will be charged to the special reserve and therefore should not be subject to Luxembourg withholding tax (up-to- the remaining amount of such special reserve).

Tax regime applicable to realized capital gains

Luxembourg Holders

Luxembourg resident individual holders

Capital gains realized by Luxembourg resident individuals who do not hold their shares or ADSs as part of a trade or business (i.e. capital gains on private assets) and who hold (together, directly or indirectly, with their spouse or civil partner and underage children) no more than 10% of Ternium S.A.’s share capital at any time during the five-year period preceding the disposition will only be taxable (at a progressive rate) if they are realized on a sale of shares or ADSs that takes place before their acquisition or within the first six months following their acquisition (i.e. speculative gain). After the six-months period, capital gains are not taxed unless the resident individual holds (together, directly or indirectly, with his or her spouse or civil partner and underage children) more than 10% of Ternium S.A.’s share capital at any time during the five-year period preceding the disposition.

If such shares or ADSs are held as part of a commercial or industrial business, capital gains would be taxable in the same manner as income from such business.

Capital gains realized by Luxembourg resident individuals holding (alone or together with the resident’s spouse or civil partner and underage children) directly or indirectly more than 10% of Ternium S.A.’s capital at any time during the five years prior to the sale, (or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and the former holder held at least 10% in Ternium S.A.’s capital at any moment during said five years) will be taxable at half of the individual’s applicable global tax rate (as determined progressively), if a holding period of six months following their acquisition elapsed (21% for 2024). Within the six month period, progressive income tax rates apply (ranging from 0 to 42%* in 2024).

*A 7% surcharge for the Employment Fund applies on the income tax due. The surcharge for the Employment Fund amounts to 9% for taxpayer in tax class 1 or 1a with taxable income exceeding EUR 150,000 (EUR 300,000 for taxpayer in tax class 2).

Luxembourg resident corporate holders

Capital gains, including currency exchange gains realized upon the disposal of shares or ADSs by a fully taxable resident corporate holder, will in principle be subject to Luxembourg corporate income tax and Luxembourg municipal business tax. The combined applicable rate (including an unemployment fund contribution) for a corporate holder established in Luxembourg City is 24.94% for the fiscal year ending 2024. An exemption from such taxes may be available to the Luxembourg resident corporate holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

Non-Luxembourg Holders

Non-Luxembourg individual holders
An individual who is a non-Luxembourg Holder of shares or ADSs (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares or ADSs if such holder has (alone or together with his or her spouse, civil partner and underage children) directly or indirectly held more than 10% of Ternium S.A.’s capital at any time during the past five years preceding the disposal, and either (i) such non-Luxembourg Holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of shares or ADSs occurs within six months from their acquisition (or prior to their actual acquisition), subject, however, to any applicable tax treaty.

Non-Luxembourg corporate holders
A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which shares or ADSs are attributable, will bear Luxembourg corporate income tax and Luxembourg municipal business tax on a gain realized on a disposal of such shares or ADSs as set forth above for a Luxembourg corporate holder. However, capital gains, including currency exchange gains, realized on the sale of the shares or ADSs may benefit from the full exemption provided for by Article 1 of the Grand Ducal Decree dated December 21, 2001, as amended, in combination with Article 166 of the Luxembourg Income Tax Law subject in each case to fulfillment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment, permanent representative or fixed place of business in Luxembourg to which the shares or ADSs are attributable, will bear non-resident capital gains tax on a gain realized on a disposal of such shares or ADSs under the same conditions applicable to an individual non-Luxembourg Holder, as set out above.

Tax regime applicable to distributions

Withholding tax

Distributions to holders are in principle subject to a 15% Luxembourg withholding tax computed on the gross amount distributed. The rate of the withholding tax may be reduced pursuant to a double tax treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein. However, distributions imputed for tax purposes to the special reserve (please see above paragraph “Corporate Reorganization”) should be exempt from Luxembourg withholding tax under the current tax law.

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

provided each time that at the date of payment, the holder holds or commits to hold directly (or through a company regarded as tax transparent from a Luxembourg tax perspective), during an uninterrupted period of at least twelve months, shares or ADSs representing at least 10% of Ternium S.A.’s share capital or acquired for an acquisition price of at least EUR 1,200,000.

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

The tax treatment of your shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. Except as discussed below under ”PFIC Rules”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

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

Taxation of capital gains

If you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gains of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

    Additional U.S. Federal Income Tax Considerations

PFIC Rules: Based on Ternium S.A.’s current and expected income and assets, we believe that the shares or ADSs should not currently be treated as stock of a PFIC for U.S. federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. If we were to be treated as a PFIC, gains realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gains. Furthermore, if you are a U.S. holder, unless you are permitted to elect and you do elect to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, upon sale or disposition of shares or ADSs you would generally be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income and subject to the excess distribution regime described above.

F.     Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not applicable.

H.     Documents on display

Ternium S.A. is subject to the reporting requirements of the Exchange Act, as applied to foreign private issuers. Accordingly, Ternium S.A. is required to file annual and special reports and other information with the SEC; however, foreign private issuers are not required to deliver proxy statements or to file quarterly reports. We prepare quarterly and annual consolidated financial statements in accordance with IFRS. The company's annual consolidated financial statements are audited by an independent accounting firm. Ternium S.A. submits quarterly financial information with the SEC on Form 6-K, and files annual reports on Form 20-F within the time period required by the SEC, which is currently four months from the close of the fiscal year on December 31. Reports and other information filed electronically with the SEC are available at the SEC’s internet website at http://www.sec.gov. In addition, such reports and other communications are made available to all shareholders and holders of ADSs on the website at: https://investors.ternium.com.

For the year ended December 31, 2024, BNY Mellon acted as depositary under the ADS deposit agreement. As long as the deposit agreement remains in effect, Ternium S.A. will furnish the Depositary with:

•annual reports, and
•copies of all notices of shareholders meetings and other reports and communications that are made generally available to shareholders.

The Depositary will, as provided in the deposit agreement and if requested in writing by the company, arrange for the mailing of such reports, notices and communications to all record holders of ADSs, on a basis similar to that for holders of shares, or on such other basis as the company may advise the Depositary may be required by any applicable law or regulation or any requirement of any stock exchange to which Ternium S.A. may be subject. Any reports and communications, including any proxy solicitation material, shall be furnished in English to the extent such materials are required to be translated into English pursuant to any regulations of the SEC.

Reports, notices, or summaries thereof, and communications are made available to all shareholders and holders of ADSs on our website at: https://investors.ternium.com.

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

The following tables provide a breakdown of Ternium’s debt instruments as of December 31, 2024, by type of interest rate fixing mechanism and year of maturity. The following information should be read together with note 29 “Financial Risk Management” to the consolidated financial statements included in this annual report.

At December 31, 2024	Expected maturity in the year ending December 31,
In $ million	2025	2026	2027 and thereafter	Total
Non-current Debt
Fixed Rate	—	42	—	42
Floating Rate	—	150	299	449
Bonds	—	428	—	428
Debentures	—	—	640	640

Current Debt
Fixed Rate	607	—	—	607
Floating Rate	39	—	—	39
Bonds	12	—	—	12
Debentures	12	—	—	12

Total (1) (2)	670	621	940	2,230

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

The weighted average interest rate as of December 31, 2024 was 7.15% for bank borrowings, 5.88% for bonds and 13.50% for debentures, which were 51%, 20% and 29% of our total borrowings, respectively. The total weighted average interest rate was 8.83%. These figures incorporate instruments denominated mainly in U.S. dollars and Brazilian Reais, and do not include the effect of derivative financial instruments nor the devaluation of local currencies.

Total Debt by Currency as of December 31, 2024

$ million
U.S. dollar ($)	1,445
Brazilian Real (BRL)	653
Colombian Peso (COP)	79
Other	53

Total	2,230

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

Ternium’s foreign exchange policy seeks to minimize the impact of fluctuations in the value of other currencies with respect to the U.S. dollar, with the exception of the currencies of countries where it has operations in Latin America, in which Ternium may, from time to time, choose not to hedge operational short exposures to such currencies. Ternium’s subsidiaries, with the exception of Usiminas, monitor their actual and expected short-term net cash flows in currencies other than the U.S. dollar and analyze potential hedging according to its needs in line with its derivative policy. Usiminas and its subsidiaries monitor their net operating cash flows in currencies other than the Brazilian real and analyse potential hedging strategies according to its exposure to the Brazilian real. This hedging can be carried out either by netting positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the company carrying out its hedging policy.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2024, for subsidiaries using the U.S. dollar as functional currency.

Exposure to:	$ million
Mexican peso (MXN)	(801)
Brazilian real (BRL)	(297)
Colombian peso (COP)	(64)
Other currencies	(1)
Argentine peso (ARS)	18
EU euro (EUR)	33
Japanese yen (JPY)	99

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2024, for subsidiaries using the Brazilian real as functional currency.

Exposure to:	$ million
U.S. dollar ($)	(187)
E.U. euro (EUR)	(5)
Other currencies	(0)
The exposure sensitivities to the Mexican peso, Brazilian real, Colombian peso and Argentine peso are the following:

(a) Mexican peso vs. U.S. dollar. If the Mexican peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $8.0 million and $3.1 million as of December 31, 2024 and 2023, respectively.

(b) Brazilian real vs. U.S. dollar. If the Brazilian real had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $3.0 million and $5.3 million as of December 31, 2024 and 2023, respectively.

(c) Colombian peso vs. U.S. dollar. If the Colombian peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $0.6 million and $0.2 million as of December 31, 2024 and 2023, respectively.

(d) Argentine peso vs. U.S. dollar. If the Argentine peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $0.2 million and a pre-tax gain of $1.3 million as of December 31, 2024 and 2023, respectively.

We estimate that if the Mexican peso, the Brazilian real, the Colombian peso and the Argentine peso had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax gain for 2024 would have been $5.4 million higher, as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial positions, local currency cash, trade receivables, trade payables, tax credits and liabilities, lease liabilities, borrowings and other liabilities.

Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to $2.3 billion, the currency translation adjustment included in total equity would have been $5.2 million higher, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2024.

Foreign Exchange Contracts

During 2024, 2023 and 2022, Ternium Mexico entered into several forward agreements mainly to manage the exchange rate exposure generated by future payables in EUR related to the investment plan in Pesquería, Mexico, among other standard liabilities in EUR. The outstanding notional amount hedged as of December 31, 2024, was

EUR570.3 million. These agreements will be due up to December 2025 and have been accounted for as cash flow hedges. As of December 31, 2024, the aggregate notional amount on these agreements amounted to $617.4 million.

In addition, during 2024 Ternium Mexico entered into multiple non-deliverable forward agreements to manage the exposure arising from future payables in MXN linked to the investment plan in Pesquería, Mexico, seeking to mitigate the impact of exchange rate volatility on the budget assigned for the investment. These agreements will be settled in March 2026 and have been accounted for as cash flow hedges. As of December 31, 2024, their notional value amounted to $900.0 million.

Furthermore, during 2024 Ternium Mexico entered into non-deliverable forward agreements to manage the exchange rate exposure generated by future payables in JPY related to the investment plan in Pesquería, Mexico. The notional amount hedged as of December 31, 2024, was JPY1.8 billion. These agreements will be settled in May 2025, and have been accounted for as cash flow hedges. As of December 31, 2024, the notional amount on these agreements amounted to $11.8 million.

During 2024, 2023 and 2022, Ternium Colombia S.A.S. entered into non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected future trade receivables denominated in its local currency. As of December 31, 2024, the notional amount on these agreements amounted to $30.0 million, which were settled on January 30 and 31, 2025.

During 2024 and 2023, Ternium Guatemala entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated primarily by trade receivables denominated in Guatemalan quetzals. As of December 31, 2024, the notional amount on these agreements amounted to $2.0 million, which were settled on January 27, 2025.

During 2024 and 2023, Ternium del Atlántico entered into several non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected future trade receivables denominated in Colombian pesos. As of December 31, 2024, the notional amount on these agreements amounted to $38.0 million, which were settled on January 29 and 31, 2025.

During 2024 and 2023, Ternium Procurement entered into forward agreements in order to manage the exchange rate exposure generated by purchases of semi-finished steel products. As of December 31, 2024, the notional amount on these agreements amounted to $17.7 million, which were settled on February 14, 2025.

During 2024, Ternium Argentina conducted forward agreements as a strategy to convert financing rates in Argentine pesos to competitive $ rates through cross currency transactions, enhancing its overall financial costs. As of December 31, 2024, the notional amount on these agreements amounted to $37.8 million.

The consolidated net fair value of the exchange rate derivative contracts as of December 31, 2024, was negative $45.9 million. For further information on our foreign exchange contracts see note 22(b) to the consolidated financial statements included in this annual report.

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

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 8.83% and 8.46% as of December 31, 2024 and 2023, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument.

Ternium’s total variable interest rate debt amounted to $1,140.1 million (51% of total borrowings) as of December 31, 2024, and $1,065.9 million (50% of total borrowings) as of December 31, 2023. If interest rates on the aggregate average notional of U.S. dollar denominated borrowings held during 2024, excluding borrowings with derivatives contracts mentioned in note 22(a), had been 100 basis points higher with all other variables held constant, total pre-tax income for 2024 would have been $21.1 million lower ($18.3 million lower as of December 31, 2023).

Commodity Exposure Risk

During 2024, 2023 and 2022, Ternium Mexico entered into swap agreements to mitigate the impact of zinc price fluctuations affecting the manufacturing cost of galvanized products to be sold with a fixed zinc price. As of December 31, 2024, Ternium Mexico has several agreements outstanding with an aggregate notional amount of $9.0 million.

During 2024, 2023 and 2022, Mineração Usiminas, one of Usiminas’ subsidiaries, entered into forward agreements to manage the impact of the fluctuation of iron ore prices affecting its sales in the foreign market. As of December 31, 2024, Mineração Usiminas has several agreements outstanding with an aggregate notional amount of $61.5 million. These transactions are accounted for as cash flow hedges.

Item 12. Description of Securities Other Than Equity Securities

A.     Debt Securities

Not applicable.

B.     Warrants and Rights

Not applicable.

C.     Other Securities

Not applicable.

D.    American Depositary Shares

According to Ternium S.A.'s deposit agreement, holders of ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below:

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

Fees payable by the Depositary to the Company

Fees paid in 2024. In 2024, Termium S.A. received no fees from BNY Mellon in connection with its ADS Program.

Fees to be paid in the future. In the event Ternium S.A.’s shares are listed in a non-U.S. stock exchange (in addition to NYSE) allowing for cross-border trading, the Depositary has agreed to reimburse Ternium S.A. for expenses incurred in connection with the administration and maintenance of the ADS program, including investor relations expenses, annual NYSE listing fees and other program-related expenses, subject to certain limits. The Depositary has also agreed to pay certain standard out-of-pocket maintenance costs for the ADS program. Ternium S.A. does not currently expect to receive any reimbursement or fees from the Depositary in the near future.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies

None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures
    Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2024). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

In addition, under Ternium S.A.’s articles of association, as supplemented by the audit committee’s charter, the audit committee assists the board of directors in fulfilling its oversight responsibilities relating to the effectiveness of its systems of internal control, risk management and internal audit over financial reporting. In particular, the audit committee is required to review the scope and results of the activities of Ternium S.A.’s external auditors and the internal audit function relating to its internal control over financial reporting, and obtain reports on significant findings and recommendations; and is also required to assess, at least annually at the time the annual accounts are approved, the effectiveness of Ternium S.A.’s systems of internal control and risk management over financial reporting.

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

On February 18, 2025, management reported to the audit committee that management had conducted its assessment of the effectiveness of Ternium S.A.’s internal control over financial reporting as of December 31, 2024, and that, based on management’s evaluation and considering the inherent limitations to the effectiveness of any internal control system, management concluded that the internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of Ternium S.A.’s internal control over financial reporting as of December 31, 2024, has been audited by PwC Luxembourg, as stated in their report included herein. See “Attestation Report of Registered Public Accounting Firm.”

Attestation Report of Registered Public Accounting Firm

See page F-1 of the audited consolidated financial statements included in this annual report.

Change in Internal Control over Financial Reporting

On July 3, 2023, the company completed the acquisition of an additional participation in Usiminas and began to fully consolidate Usiminas’s balance sheet and results of operations in Ternium’s consolidated financial statements. In addition, Usiminas has been included into Ternium S.A.’s assessment of internal controls over financials reporting as of December 31, 2024. Except as disclosed above, there was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Ternium S.A.’s board of directors has determined that none of the audit committee members meets the attributes defined in Item 16A of Form 20-F for “audit committee financial experts”. However, the audit committee as a whole has sufficient relevant knowledge of the business and financial experience to properly discharge its functions. In addition, the audit committee has the authority to engage, at Ternium S.A.’s expense, independent counsel and other internal or external advisors to review, investigate or otherwise advise on, any matter, as the audit committee may determine to be necessary to carry out its purposes and responsibilities.

Item 16B. Code of Ethics

The company has adopted a general code of conduct incorporating guidelines and standards of integrity and transparency applicable to all directors, officers and employees. As far as the nature of each relation permits, all principles detailed in the code of conduct also apply to relations with our contractors, subcontractors, suppliers and associated persons. In addition, the company has adopted a code of ethics, which is intended to supplement the company's code of conduct, and applies specifically to the principal executive officer, the principal financial officer, the principal accounting officer or controller, as well as persons performing similar functions.

Our code of conduct and our code of ethics for senior financial officers are posted on our website at:
“https://www.ternium.com/media/hjqbvp0a/tx-code-of-conduct.pdf” and
“https://www.ternium.com/media/4a3gmogx/c-ethics_ternium.pdf”, respectively.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2024 and 2023, PwC Luxembourg served as the principal external auditor for the company. Fees paid to PwC Luxembourg and other PwC member firms for the years ended December 31, 2024 and December, 2023 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2024	2023
Audit fees	3,954	4,783
Audit-related fees	338	268
All other fees	119	289

Total	4,411	5,340

Audit Fees

Audit fees were paid for professional services rendered by the external auditors for the audit of the consolidated financial statements and internal control over financial reporting of the company, the statutory financial statements of Ternium S.A. and its subsidiaries, and any other audit services required in connection with the filings with the SEC or other regulatory filings.

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

Audit Committee’s Pre-approval Policies and Procedures

Ternium S.A.’s audit committee is responsible for, among other things, the oversight of external auditors. The audit committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by its external auditors.

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

During 2024, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of any class of registered equity securities of Ternium S.A. by Ternium S.A. or, to our knowledge, by any other affiliated purchaser, during 2024.

The annual general meeting of shareholders held on May 3, 2021, authorized Ternium S.A. and its subsidiaries, for a period of five years, to purchase, acquire or receive, from time to time, Ternium S.A.'s shares, including shares represented by ADSs (collectively, “Securities”), on the terms and conditions set forth below.

•Purchases, acquisitions or receipts of Securities may be made in one or more transactions as Ternium S.A.'s board of directors or the board of directors or other governing body of the relevant entity, as applicable, considers advisable.

•The maximum number of Securities acquired pursuant to this authorization may not exceed 10% of Ternium S.A.’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the Securities are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market. The number of Securities acquired as a block may amount to the maximum permitted amount of purchases.

•The purchase price per share to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Securities in the stock exchange through which the Securities are acquired, during the five trading days in which transactions in the Securities were recorded in such stock exchange preceding (but excluding) the day on which the Securities are acquired. For over-the-counter or off-market transactions, the purchase price per ADS to be paid in cash may not exceed 125% (excluding transactions costs and expenses) nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADSs in the New York Stock Exchange during the five trading days in which transactions in ADSs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADSs are acquired, and, in the case of acquisition of Securities, other than in the form of ADSs, such maximum and minimum per Security purchase prices shall be equal to the prices that would have applied in case of an ADS purchase pursuant to the formula above divided by the number of underlying shares represented by an ADS at the time of the relevant purchase. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorization (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled.

•The above maximum and minimum purchase prices shall, in the event of a change in the par value of the shares, a capital increase by means of a capitalization of reserves, a distribution of shares under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on equity, be adapted automatically, so that the impact of any such transaction on the value of the shares shall be reflected.

•The acquisitions of Securities may not have the effect of reducing Ternium S.A.'s net assets below the sum of capital stock plus its undistributable reserves.

•Only fully paid-up Securities may be acquired pursuant to this authorization.

•The acquisitions of Securities may be carried out for any purpose, as may be permitted under applicable laws and regulations, including, without limitation, to reduce Ternium S.A.'s share capital, to offer such Securities to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to Ternium S.A.'s or its subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments.

•The acquisitions of Securities may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the Securities are traded, through public offers to Ternium S.A.'s shareholders to buy Securities, through the use of derivative financial instruments or option strategies, or in over-the-counter or off-market transactions or in any other manner.

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

•The acquisitions of Securities shall be made at such times and on such other terms and conditions as may be determined by Ternium S.A.'s board of directors or the board of directors or other governing body of the relevant entity, provided that any such purchase shall comply with Article 430-15 et seq. of the Luxembourg Company Law and, in the case of acquisitions of Securities made through a stock exchange in which such Securities are traded, with any applicable laws and regulations of such market.

In the future, we may, on the terms and subject to the conditions above referenced, initiate a share capital repurchase or similar program or engage in other transactions pursuant to which we would repurchase, directly or indirectly, Securities. In addition, we or our subsidiaries may enter into transactions involving sales or purchases of derivatives or other instruments (either settled in cash or through physical delivery of Securities) with returns linked to the Securities. The timing and amount of repurchase transactions under any such program, or sales or purchases of derivatives or other instruments, would depend on market conditions as well as other corporate and regulatory considerations.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Ternium S.A.'s corporate governance practices are governed by the Luxembourg Company Law, as amended, its articles of association and applicable securities laws and regulations. As a Luxembourg company listed on NYSE, Ternium S.A. is required to comply with some, but not all, of the corporate governance standards of NYSE. We, however, believe that Ternium S.A.'s corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by NYSE.

The following is a summary of the significant ways that Ternium S.A.'s corporate governance practices differ from the corporate governance standards required for foreign controlled companies by NYSE. Ternium S.A.’s corporate governance practices may differ in non-material ways from certain other standards required by NYSE that are not detailed here:

Non-management directors’ meetings

Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Neither Luxembourg law nor Ternium S.A.’s articles of association require the holding of such meetings and Ternium S.A. does not have a set policy for these meetings. For additional information on board meetings, please see Item 6. “A. Directors, Senior Management and Employees—Board of Directors”.

In addition, NYSE-listed companies are required to provide a method for interested parties to communicate directly with non-management directors as a group. While Ternium S.A. does not have such a method, it has set up a compliance line for investors and other interested parties to communicate their concerns directly to the members of our audit committee, all of whom are non-management independent directors.

Audit committee composition

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfy the requirements of Rule 10A-3 promulgated under the Exchange Act. Pursuant to Ternium S.A.,’s articles of association, as supplemented by the audit committee’s charter, for as long as Ternium S.A.'s shares are listed on at least one regulated market, the Ternium S.A. must have an audit committee composed of at least three members, the majority of whom must qualify as independent directors (as defined in the articles of association), provided, however, that the composition and membership of the audit committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as Ternium S.A. under any applicable law, rule or regulation (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets). The audit committee, which currently consists of three members, complies with such requirements. In accordance with NYSE standards, Ternium S.A. has an audit committee entirely composed of independent directors for purposes of the Exchange Act Rule 10A-3(b)(1). For more information on the audit committee see Item 6. “Directors, Senior Management and Employees—C. Board Practices-Audit Committee”.

Under NYSE standards, all audit committee members of listed U.S. companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition, if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then in each case the board must determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee and shall publicly disclose its decision. No comparable provisions on audit committee membership exist under applicable Luxembourg law or Ternium S.A.'s articles of association.

Standards for evaluating director independence

Under NYSE standards, the board is required, on a case-by-case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor our articles of association requires that the board of directors express such an opinion. In addition, the definition of “independent” under NYSE rules differs in some non-material respects from the definition contained in articles of association. For more information on Ternium S.A.'s independent directors and the definition of “independent” under the articles of association, see Item 6. “Directors, Senior Management and Employees—C. Board Practices-Audit Committee”.

Audit committee responsibilities

Pursuant to the articles of association, the audit committee shall assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of its consolidated financial statements, the effectiveness of its systems of internal control, risk management and internal audit over financial reporting and the independence and performance of the external auditors. The audit committee is required to review and, where applicable, approve material transactions between Ternium S.A. or its subsidiaries and related parties and also perform the other duties entrusted to it by the board. NYSE requires certain matters to be set forth in the audit committee charter of U.S. listed companies.

The audit committee's charter provides for many of the responsibilities that are expected from such bodies under the NYSE standard; however, due to Ternium S.A.’s equity structure and holding company nature, the charter does not contain all such responsibilities, including provisions related to procedures for the receipt and treatment of complaints other than complaints regarding accounting, internal accounting controls and audit matters (although the company has established such procedures), funding for payment of administrative expenses and compensation to advisors (although the audit committee has the authority to engage outside advisors), setting hiring policies for employees or former employees of external auditors and an annual performance evaluation of the audit committee. For more information on Ternium S.A.’s audit committee see Item 6. “Directors, Senior Management and Employees—C. Board Practices-Audit Committee”.

Standards for approval of related-party transactions

Ternium S.A. is subject to Luxembourg laws governing approval of material related party transactions; and the articles of association and the audit committee's charter require the audit committee to review material transactions with related parties to determine whether their terms are consistent with the interests of Ternium S.A. and its shareholders and with market conditions or are otherwise fair to Ternium S.A. and its subsidiaries. In addition, NYSE standard on related-party transactions requires all NYSE-listed companies’ audit committees (or another independent body of the board of directors) to conduct a reasonable prior review and oversight of all related party transactions for potential conflicts of interest and to prohibit such a transaction if it determines it to be inconsistent with the interests of Ternium S.A. and its shareholders. The rule defines the term “related party transaction” by reference to the disclosure requirements for annual reports under the Exchange Act. The materiality threshold applicable to foreign private issuers differs to the one applicable to U.S companies. For further details on the approval process for related party transactions, see Item 6.C. “Directors, Senior Management and Employees – Board Practices – Audit Committee”.

Shareholder voting on equity compensation plans

Under NYSE standards, shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. Ternium does not currently offer equity-based compensation to its directors, officers or employees, and therefore does not have a policy on this matter. For further information on directors' compensation, see Item 6. “Directors, Senior Management and Employees—B. Compensation”.

Disclosure of corporate governance guidelines

NYSE-listed companies must adopt and disclose corporate governance guidelines. Neither Luxembourg law nor the articles of association require the adoption or disclosure of corporate governance guidelines. The board of directors follows corporate governance guidelines consistent with its equity structure and holding company nature, but Ternium S.A. has not codified them and therefore does not disclose them on its website.

Code of business conduct and ethics

Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Neither Luxembourg law nor the articles of association require the adoption or disclosure of such a code of conduct. The company, however, has adopted a code of conduct that applies to all directors, officers and employees, that is posted on its website and which complies with the NYSE’s requirements, except that it does not require the disclosure of waivers of the code for directors and officers. In addition, it has adopted a supplementary code of ethics for senior financial officers which is also posted on our website. For further information, see Item 16B. “Code of Ethics”.

Chief Executive Officer certification

A chief executive officer of a U.S. company listed on NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE rules applicable to foreign private issuers, our Chief Executive Officer is not required to provide NYSE with this annual compliance certification. However, in accordance with NYSE rules applicable to all listed companies, our Chief Executive Officer must promptly notify NYSE in writing after any of the company’s executive officers becomes aware of any noncompliance with any applicable provision of NYSE’s corporate governance standards. In addition, the company must submit an executed written affirmation annually and an interim written affirmation upon the occurrence of any of the events listed in the foreign private issuer interim written affirmation form by NYSE.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

 Not applicable.

Item 16J. Insider Trading

Ternium S.A. has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of its securities by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations and NYSE listing standards. The Insider Trading Policy is filed with this Form 20-F as Exhibit 11.1.

Item 16K. Cybersecurity

Under Ternium S.A.’s articles of association, as supplemented by the audit committee’s charter, the audit committee assists the board of directors in fulfilling its oversight responsibilities relating to the effectiveness of its systems of internal control, risk management and internal audit over financial reporting. In addition, Ternium S.A. has established a management-level Critical Risk Committee (“CRC”) in connection with the monitoring, assessment and review of risks to which Ternium is exposed and in the oversight of the risk management framework and processes, with a focus on critical risks (including among them, cybersecurity risks), the development of mitigating actions, and the monitoring of action plans. The CRC is composed of certain senior managers, including the Chief Information Officer, the Global Cybersecurity Director, the Chief Financial Officer and the Chief Executive Officer. The Chief Financial Officer oversees the risk management strategy. In particular with respect to cybersecurity risks, Ternium S.A. has appointed an Information Security Officer who is responsible for assessing cybersecurity risks and managing cybersecurity incidents, and reports to the Chief Information Officer, who, in turn, reports to the Chief Financial Officer. Ternium S.A.’s board of directors receives quarterly reports from the Chief Executive Officer and the Chief Financial Officer on risk management, including cybersecurity risk management and relevant cybersecurity incidents. In addition, at least once a year, the Chief Information Officer reports to the board of directors on Ternium S.A.’s cybersecurity management

Identified risks, including cybersecurity risks, are categorized as critical, very significant, significant or less significant, based on their potential impact, likelihood of occurrence and severity. Currently cybersecurity risks are categorized as critical, very significant, significant and less significant. Critical, very significant and significant risks and are assessed or reassessed at least three times per year.

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

6.    Security Operation Centers ("SOC"): The SOC plays a critical role in detecting, analyzing and responding to security incidents in real time.

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

As Ternium relies heavily on information systems to conduct its operations, it has adopted information security policies and controls aligned with the industry’s best practices and standards, in compliance with international frameworks including the U.S. National Institute of Standards and Technology, or NIST, the Open Worldwide Application Security Project, or OWASP, and ISO, among others.

Our information security teams regularly evaluate the effectiveness of our policies and controls, learning from past incidents and implementing continuous improvements. We closely evaluate and supervise the information security practices of our suppliers and third parties with access to our assets and critical data.

PART III
Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements

See pages F-1 through F-97 of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	Consolidated Articles of Association of Ternium S.A., dated as of June 5, 2020*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

2.2	Description of securities***

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited****

4.3	Second Amended and Restated Shareholders Agreement, dated July 3, 2023, between Previdência Usiminas, Confab Industrial S.A., Mitsubishi Corporation, Nippon Steel Corporation, Prosid Investments S.A., Ternium Argentina S.A., Ternium Investments S.à r.l., and Usinas Siderúrgicas de Minas Gerais S.A.*****

8.1	List of subsidiaries of Ternium S.A.

11.1	Insider Trading Policy

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Statement explaining alternative performance measures

97.1	Clawback Policy******

*	Incorporated by reference to Exhibit 1.1 from the Annual Report on Form 20-F, filed by Ternium S.A. on March 30, 2022 (File No. 001-32734 22787307).

**	Incorporated by reference to Exhibit 1 from the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

***	Incorporated by reference to Exhibit 2.2 from the Annual Report on Form 20-F, filed by Ternium S.A. on March 30, 2023 (File No. 001-32734 23781454).

****	Incorporated by reference to Exhibit 10.5 from the Registration Statement on Form F-1, filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

*****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on March 27, 2024 (File No. 001-34287 424000018).

******	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on March 27, 2024 (File No. 001-34287 424000018).

TERNIUM S.A.
Consolidated Financial Statements
as of December 31, 2024 and 2023 and
for the years ended on December 31, 2024, 2023 and 2022
26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Ternium S.A.
____________________________________________________________________________________
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ternium S.A. and its subsidiaries (the “Company”) as of 31 December 2024 and 2023, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended 31 December 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and IFRS Accounting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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

____________________________________________________________________________________
Critical Audit Matter

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

Litigation - Acquisition of a participation in Usiminas
.
As described in Notes 4(p) and 25(i)(a) to the consolidated financial statements, the Company has a provision for the litigation related to acquisition of a participation in Usiminas for 410.2 million USD at 31 December 2024. Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable but it is reasonably possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to the litigation related to the acquisition of a participation in Usiminas is a critical audit matter are (i) the significant judgment by management when assessing whether a loss is probable and when determining whether the amount of the loss or range of loss can be reasonably estimated, and (ii) a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence related to management’s assessment of the legal contingency.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the litigation related to the acquisition of a participation in Usiminas, including controls over determining whether a loss is probable and when determining whether the amount of loss or range of loss can be reasonably estimated, as well as financial statement disclosures. These procedures also included, among others, (i) confirming with internal and external legal counsel the possibility or probability of an unfavorable outcome and the extent to which the loss or range of loss is reasonably estimable; (ii) evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable; and (iii) evaluating the sufficiency of the Company’s litigation disclosures in the consolidated financial statements.

PricewaterhouseCoopers, Société coopérative                  Luxembourg, 28 March 2025
Represented by

Magalie Cormier

We have served as the Company’s auditor since 2011.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 (All amounts in $ thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2024	2023	2022

Net sales	5	17,649,060	17,610,092	16,414,466
Cost of sales	6	(14,760,224)	(14,050,737)	(12,487,282)

Gross profit		2,888,836	3,559,355	3,927,184

Selling, general and administrative expenses	7	(1,650,759)	(1,471,678)	(1,143,646)
Other operating (expense) income, net	9	25,234	110,337	(84,019)

Operating income		1,263,311	2,198,014	2,699,519

Finance expense	10	(196,175)	(125,376)	(46,737)
Finance income	10	297,820	255,009	75,145
Other financial (expenses) income, net	10	(295,859)	(6,179)	(98,541)
Equity in earnings of non-consolidated companies	14	69,108	105,305	37,114
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	25	(410,200)	—	—
Effect related to the increase of the participation in Usiminas	3	—	(171,045)	—
Recycling of other comprehensive income related to Usiminas	3	—	(934,946)	—

Profit before income tax expense		728,005	1,320,782	2,666,500

Income tax expense	11	(554,224)	(334,408)	(573,728)

Profit for the year		173,781	986,374	2,092,772

Attributable to:
Owners of the parent		(53,672)	676,043	1,767,516
Non-controlling interest		227,453	310,331	325,256

Profit for the year		173,781	986,374	2,092,772

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the owners of the parent (expressed in $ per share)		(0.03)	0.34	0.90

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 (All amounts in $ thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2024	2023	2022

Profit for the year	173,781	986,374	2,092,772

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(732,673)	(9,108)	1,253
Currency translation adjustment from participation in non-consolidated companies (1)	(91,110)	980,884	41,455
Changes in the fair value of financial instruments at fair value through other comprehensive income (2)	602,889	(554,737)	29,121
Income tax related to financial instruments at fair value	28,968	(46,859)	(11,045)
Changes in the fair value of derivatives classified as cash flow hedges (3)	(76,039)	22,721	60
Income tax relating to cash flow hedges	22,847	(6,824)	(20)
Other	(875)	(300)	1,705
Other comprehensive income items from participation in non-consolidated companies	—	—	159
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	775	(52,127)	24,567
Income tax relating to remeasurement of post employment benefit obligations	6,052	4,829	(6,994)
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	284	6,013	6,862

Other comprehensive (loss) income for the year, net of tax	(238,882)	344,492	87,123

Total comprehensive (loss) income for the year	(65,101)	1,330,866	2,179,895

Attributable to:
Owners of the parent	158,145	1,141,928	1,841,194
Non-controlling interest	(223,246)	188,938	338,701

Total comprehensive (loss) income for the year	(65,101)	1,330,866	2,179,895

(1) See note 3 (c).
(2) See note 18.
(3) See note 22.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 (All amounts in $ thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2024		December 31, 2023

ASSETS

Non-current assets
Property, plant and equipment, net	12	8,381,155		7,637,687
Intangible assets, net	13	1,022,111		996,048
Investments in non-consolidated companies	14	468,516		517,265
Other investments	18	22,979		210,930
Deferred tax assets	20	1,194,398		1,713,385
Receivables, net	15	961,298	12,050,457	1,073,245	12,148,560

Current assets
Receivables, net	15	772,726		686,394
Current income tax assets	15	129,713		486,470
Derivative financial instruments	22	4,483		15,406
Inventories, net	17	4,750,511		4,948,376
Trade receivables, net	16	1,562,058		2,065,499
Other investments	18	2,160,051		1,975,646
Cash and cash equivalents	18	1,691,263	11,070,805	1,846,013	12,023,804

Assets classified as held for sale			7,285		6,740

			11,078,090		12,030,544

Total Assets			23,128,547		24,179,104

EQUITY
Capital and reserves attributable to the owners of the parent			11,968,186		12,418,595

Non-controlling interest			4,163,383		4,393,264

Total Equity			16,131,569		16,811,859

LIABILITIES

Non-current liabilities
Provisions	19	552,600		839,921
Deferred tax liabilities	20	88,707		170,820
Non current tax liabilities	11	21,436		—
Other liabilities	21	765,961		1,148,998
Trade payables		5,402		12,030
Lease liabilities	23	163,666		188,913
Borrowings	24	1,560,047	3,157,819	1,205,961	3,566,643

Current liabilities
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	25	410,200		—
Current income tax liabilities		106,883		137,388
Other liabilities	21	629,678		429,713
Trade payables		1,925,526		2,232,654
Derivative financial instruments	22	50,342		8,220
Lease liabilities	23	46,458		52,174
Borrowings	24	670,072	3,839,159	940,453	3,800,602

Total Liabilities			6,996,978		7,367,245

Total Equity and Liabilities			23,128,547		24,179,104
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2024	2,004,743	(150,000)	(23,295)	965,212	(2,324,866)	(1,963,827)	13,910,629	12,418,595	4,393,264	16,811,859

Profit for the year							(53,672)	(53,672)	227,453	173,781
Other comprehensive income (loss) for the period
Currency translation adjustment						(165,724)		(165,724)	(658,059)	(823,783)
Remeasurement of post employment benefit obligations				(12,933)				(12,933)	20,044	7,111
Cash flow hedges and others, net of tax				(47,051)				(47,051)	(6,141)	(53,192)
Others (4)				437,525				437,525	193,457	630,982

Total comprehensive income (loss) for the year	—	—	—	377,541	—	(165,724)	(53,672)	158,145	(223,246)	(65,101)

Dividends paid in cash (5)							(608,554)	(608,554)	—	(608,554)
Dividends paid in cash to non-controlling interest								—	(6,635)	(6,635)

Balance as of December 31, 2024	2,004,743	(150,000)	(23,295)	1,342,753	(2,324,866)	(2,129,551)	13,248,403	11,968,186	4,163,383	16,131,569

(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2024, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2024, the Company held 41,666,666 shares as treasury shares.
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
(5) Represents $0.31 per share ( $3.10 per ADS). Related to the dividends distributed on May 8 and on November 21, 2024, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $12.9 million were included in equity as deduction of dividend paid.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2023	2,004,743	(150,000)	(23,295)	1,394,567	(2,324,866)	(2,859,068)	13,803,878	11,845,959	1,922,434	13,768,393

Profit for the year							676,043	676,043	310,331	986,374
Other comprehensive income (loss) for the period
Currency translation adjustment (4)						895,241		895,241	76,535	971,776
Remeasurement of post employment benefit obligations				(24,904)				(24,904)	(16,381)	(41,285)
Cash flow hedges and others, net of tax				14,188				14,188	1,709	15,897
Others (5)				(418,640)				(418,640)	(183,256)	(601,896)

Total comprehensive income (loss) for the year	—	—	—	(429,356)	—	895,241	676,043	1,141,928	188,938	1,330,866

Dividends paid in cash (6)							(569,292)	(569,292)	—	(569,292)
Dividends paid in cash and in kind to non-controlling interest								—	(294,003)	(294,003)
Effects related to the increase of the participation in Usiminas (7)								—	2,575,895	2,575,895

Balance as of December 31, 2023	2,004,743	(150,000)	(23,295)	965,212	(2,324,866)	(1,963,827)	13,910,629	12,418,595	4,393,264	16,811,859

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 (All amounts in $ thousands)

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
(2) Include mainly legal reserve under Luxembourg law for $200.5 million, undistributable reserves under Luxembourg law for $1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for ($72.4) million.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 (All amounts in $ thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2024	2023	2022

Cash flows from operating activities
Profit for the year		173,781	986,374	2,092,772
Adjustments for:
Depreciation and amortization	12 & 13	743,277	657,692	616,492
Impairment charge	4 (e)(2), 4 (f), 9 & 12	32,435	42,316	99,000
Income tax accruals less payments	27 (b)	497,697	(160,940)	(1,195,561)
Equity in earnings of non-consolidated companies	14	(69,108)	(105,305)	(37,114)
Interest accruals less payments/receipts, net	27 (b)	(16,331)	(45,139)	(24,795)
Changes in provisions	19	(60,469)	(64,447)	(1,069)
Changes in working capital (1)	27 (b)	(15,880)	321,081	1,152,498
Net foreign exchange results and others		210,555	(236,499)	50,720
Non-cash effects related to the provision for ongoing litigation related to the acquisition of a participation in Usiminas	25	410,200	—	—
Non-cash effects related to the increase of the participation in Usiminas	3	—	1,105,991	—

Net cash provided by operating activities		1,906,157	2,501,124	2,752,943

Cash flows from investing activities
Capital expenditures and advances to suppliers for PP&E (2)	12 & 13	(1,865,419)	(1,460,677)	(580,553)
Decrease (Increase) in other investments	18	462,128	(717,534)	(770,638)
Proceeds from the sale of property, plant and equipment		2,388	2,477	1,912
Dividends received from non-consolidated companies		25,582	43,075	28,884
Acquisition of business
Purchase consideration	3	—	(118,686)	—
Cash acquired	3	—	781,072	—
Acquisition of non-controlling interest		—	—	(4,216)

Net cash used in investing activities		(1,375,321)	(1,470,273)	(1,324,611)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(608,554)	(569,292)	(530,031)
Dividends paid in cash to non-controlling interest		(54,335)	—	—
Lease payments	23	(61,194)	(58,900)	(49,410)
Proceeds from borrowings		1,558,501	354,946	285,908
Repayments of borrowings		(1,322,803)	(493,111)	(722,644)

Net cash used in financing activities		(488,385)	(766,357)	(1,016,177)

Increase in cash and cash equivalents		42,451	264,494	412,155

Movement in cash and cash equivalents
At January 1,		1,846,013	1,653,355	1,276,605
Effect of exchange rate changes		(197,201)	(71,836)	(35,405)
Increase in cash and cash equivalents		42,451	264,494	412,155

Cash and cash equivalents at December 31, (3)		1,691,263	1,846,013	1,653,355

Non-cash transactions:
Dividends paid in kind to non-controlling interest		—	(233,538)	(112,293)
Acquisition of PP&E under lease contract agreements		13,850	16,061	13,961
Adjustments related to post-retirement benefits and contingencies		—	171,987	—
(1) The working capital is calculated net of non-cash movements of $(389.8) million as of December 31, 2024 ($129.3 million and $24.9 million as of December 31, 2023 and 2022, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.
(2) It includes capital expenditures of $1,821,111 and advances to suppliers for property, plant and equipment of $44,308.
(3) It includes restricted cash of $2,746, $3,129 and $30 as of December 31, 2024, 2023 and 2022, respectively. In addition, the Company had other investments with a maturity of more than three months for $2,182,874, $2,186,420 and $1,975,490 as of December 31, 2024, 2023 and 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Notes to the Consolidated Financial Statements
1.    GENERAL INFORMATION
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2024, there were 2,004,743,442 shares issued. All issued shares are fully paid.

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

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to $4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2024 and 2023, this special tax reserve amounted to $4.1 billion and $4.7 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
2.    BASIS OF PRESENTATION
a)    Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2025), as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“$”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated financial position of Ternium as of December 31, 2024 and 2023, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the years ended December 31, 2024, 2023 and 2022.

Elimination of all material intercompany transactions and balances between the Company and its respective subsidiaries has been made in consolidation.

These consolidated financial statements have been prepared under the historical cost convention and certain financial assets and financial liabilities (including derivative instruments) are at fair value through profit or loss.

These consolidated financial statements have been approved for issue by the Board of Directors on February 18, 2025. The Directors have the power to amend and reissue the consolidated financial statements.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2024	2023	2022

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à r.l.	Luxembourg	Holding, financial services and agency trading activities	100.00%	100.00%	100.00%
Ternium Internacional España S.L. (1)	Spain	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Solutions S.A. (1)	Uruguay	Other services	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (1)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (2)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Argentina S.A. (3)	Argentina	Manufacturing and selling of flat steel products	62.57%	62.57%	62.57%
Prosid Investments S.A. (4)	Uruguay	Holding	62.58%	62.58%	62.58%
Ternium Mexico S.A. de C.V. (5)	Mexico	Manufacturing and selling of steel products	89.25%	89.25%	89.25%
Las Encinas S.A. de C.V. (6)	Mexico	Exploration, exploitation and pelletizing of iron ore	89.25%	89.25%	89.25%
Ferropak Comercial S.A. de C.V. (6)	Mexico	Scrap services company	89.25%	89.25%	89.25%
Transamerica E. & I. Trading Corp. (6)	USA	Scrap services company	89.25%	89.25%	89.25%
Galvacer Chile S.A. (6)	Chile	Distributing company	89.25%	89.25%	89.25%
Ternium Gas México S.A. de C.V. (7)	Mexico	Energy services company	89.25%	89.25%	89.25%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.62%	44.62%	44.62%
Exiros B.V. (8)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (9)	Mexico	Medical and Social Services	66.49%	66.49%	66.49%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.92%	99.92%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Internacional Guatemala S.A. (10)	Guatemala	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Colombia S.A.S. (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Cauca S.A.S. (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Atlántico S.A.S (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (11)	Uruguay	Marketing of steel products and procurement services	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (11)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Brasil Ltda. (12)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Tenigal S. de R.L. de C.V. (13)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Soluciones Integrales de Gestión S.A. (14)	Argentina	Other services	100.00%	100.00%	100.00%
Vientos de Olavarría S.A. (15)	Argentina	Renewable energy projects.	62.57%	62.57%	62.57%
Usinas Siderúrgicas de Minas Gerais S.A. (16)	Brazil	Manufacturing and selling of steel products	23.30%	23.30%	—
Mineração Usiminas S.A. (17)	Brazil	Exploration, exploitation and pelletizing of iron ore	16.31%	16.31%	—
Soluções Em Aço Usiminas S.A. (18)	Brazil	Manufacturing and selling of steel products	16.05%	16.05%	—

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2024	2023	2022

Usiminas Mecânica S.A. (19)	Brazil	Engineering and other services	23.30%	23.30%	—
Rios Unidos logistica e transporte de açõ Ltda. (20)	Brazil	Logistics and distribution of steel-derived products	—	23.30%	—
Usiminas International S.À R.L. (21)	Luxembourg	Holding	23.30%	23.30%	—
Usiminas Participações E Logística S.A. (22)	Brazil	Logistics and distribution of steel-derived products	17.48%	17.48%	—
Metalcentro Ltda. (23)	Brazil	Other services	23.30%	23.30%	—
Ternium Participaçoes S.A.em liquidaçao (24)	Brazil	Holding	—	—	100.00%

(1) Indirectly through Ternium Investments S.à r.l. Total voting rights held: 100.00%.
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
(16) Indirectly through Ternium Investments S.à r.l., Prosid Investments S.A. and Ternium Argentina S.A. Total voting rights held 42.57%.
(17) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 29.80%.
(18) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 29.32%.
(19) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 42.57%.
(20) This company was merged into Usinas Siderúrgicas de Minas Gerais S.A. as of April 25, 2024
(21) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 42.57%.
(22) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. and Mineração Usiminas S.A. Total voting rights held 36.20%.
(23) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. and Usiminas Mecânica S.A. Total voting rights held 42.57%.
(24) This company was dissolved as of January 2, 2023.

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

Under Usiminas’ annual accounts as of December 31, 2024, and for the year then ended, revenues amounted to $4,803 million (2023: $5,534 million), net profit from continuing operations to $1 million (2023: $328 million), net profit attributable to non-controlling interest to $28 million (2023: $50 million), total assets to $6,439 million (2023: $8,296 million), total liabilities to $2,130 million (2023: $2,812 million), shareholders’ equity to $4,309 million (2023: $5,484 million) and non-controlling interest to $452 million (2023: $556 million). Information publicly available related to Usiminas could be found in the Usiminas Investor Relations webpage.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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

(b) The acquisition of the additional participation

On March 30, 2023, Ternium S.A. announced that its subsidiaries Ternium Investments and Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A., all of which compose the T/T group within Usiminas control group, entered into a share purchase agreement to acquire from Nippon Steel Corporation, Mitsubishi and MetalOne (the “NSC group”), pro rata to their current participations in the T/T group, 68.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS ("Usiminas") at a price of BRL10 per ordinary share.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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

The Usiminas control group holds the majority of Usiminas’ voting rights. Following the completion of the transaction, the T/T group holds an aggregate participation of 61.3% in the control group, with the NSC group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7..1%, respectively. The Usiminas control group members also agreed a new governance structure, as a result of which the T/T group nominated a majority of the Usiminas board of directors, the CEO and four other members of Usiminas board of officers, and ordinary decisions are approved with a 55% majority of the control group shares.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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

(e) Put and call option

In addition to the share purchase and the new governance structure, a “put” and “call” mechanism was established according to the following scheme:

–NSC group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T group the opportunity to buy them at the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T group at $2.0584 per share.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

–At any time after the second anniversary of the closing of the transaction, the T/T group will have the right to buy the NSC group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of $2.0584 per share and the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the date of exercising the option.
–In the case of the T/T Group, Ternium will decide at its own discretion the execution of the call option, having Confab and Ternium Argentina the option to acquire the shares owned by NSC pro rata to their participation.

IAS 32 requires a liability to be recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount. Ternium has recognized a liability associated with the put option of $242.5 million ($263.2 million as of December 31, 2024), accounted for in the statement of financial position under Other liabilities, with the corresponding debit in the statement of changes in equity under Non-controlling interest.

(f) Recognition of non-controlling interest

Ternium recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Usiminas, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets, which led to a non-controlling interest of $2,575.9 million, as of the acquisition date.

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

Contingencies estimated by Management were related to possible losses arising from administrative proceedings and litigation related to tax, civil and labor matters and based on the advice and assessment of internal and external legal advisors.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

The main contingencies recognized in the consolidated financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of the additional participation in Usiminas and the full consolidation of Usiminas include the following:

Description	Status	As of the acquisition date (in $ thousands)	As of December 31, 2024 (in $ thousands)
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	57,343	33,387
Tax proceeding in which the tax authorities seek the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	The Tax Debt was included in the Amnesty Program instituted by São Paulo State Law n. 17.843/23.	29,772	—
Labor lawsuits filed by employees, former employees and outsourced personnel of the Ipatinga Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	15,112	10,062
Labor lawsuits filed by former employees challenging the amount of compensation paid on dismissals.	Pending judgment.	10,837	6,442
Other contingencies		86,613	47,982
Provisions for contingencies recognized by Usiminas before business combination		199,677	97,873

Description	Status	As of the acquisition date (in $ thousands)	As of December 31, 2024 (in $ thousands)
Objection filed against the decision that recognized only partially the credit rights established in a final and unappealable court decision that determined the exclusion of ICMS amounts from the calculation basis of PIS/COFINS-Imports.	Pending judgment at administrative level.	94,792	73,772
Tax collection proceedings related to the collection of ICMS/SP on goods shipped to other countries without effective proof of export.	Pending judgment by the trial court.	51,546	40,116
Tax proceedings seeking the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Several case records, declaratory actions and tax collection proceedings, suspended or pending decision by higher courts.	38,640	27,968
ICMS – Action for annulment of the tax debt claimed by the State of Rio Grande do Sul due to failure to make the advance payment of the tax at the entry of goods coming from other States (rate differential ).	Pending judgment by the trial court.	28,789	22,405
Tax assessment notice issued by the State of Minas Gerais concerning alleged reversal of ICMS credits on sale of electrical energy.	Pending judgment at administrative level.	12,386	9,640
Other tax contingencies		206,335	131,463
Provisions for tax contingencies recognized as part of the business combination		432,488	305,364
Public Civil Action seeking the reimbursement of the amounts increased by means of a term of amendment to the Contractor's Agreement, due to alleged overbilling in the construction of a bridge in Brasília/DF.	As of July 3, 2023, the claim was deemed groundless and was pending judgment of appeal. As of December 31, 2023, the action was dismissed as unfounded and the case was archived.	64,315	—
Public Civil Action seeking compensation for alleged damages caused to the State of Santa Catarina's Treasury related to improper expenditures incurred in the construction of a bridge.	Pending conclusion of the expert evidence	21,113	16,431
Other civil and other contingencies (1)		88,905	36,604
Provisions for civil and other contingencies recognized as part of the business combination		174,333	53,035
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	27,123	15,754
Other labour contingencies (1)		22,532	12,234
Provisions for labour contingencies recognized as part of the business combination		49,655	27,988
(1) Composed of individually non-significative contingencies.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
4.    ACCOUNTING POLICIES

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2024, 2023 and 2022.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
At initial recognition, the right-of-use asset is measured considering:
–The value of the initial measurement of the lease liability;
–Any lease payments made at or before the commencement date, less any lease incentives; and
–Any initial direct costs incurred by the lessee.

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract, as follows:
Land                            1-30 years
Buildings and facilities                    1-25 years
Machinery                        1-13 years

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
Accounting by the lessor
When the Company is acting as a lessor, each of its leases is classified as either operating or finance lease:
–Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.
–Leases where all substantial risks and rewards of ownership are transferred by the lessor to the lessee are classified as finance leases.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2024, 2023 and 2022, is approximately 19%, 13% and 12% per year, respectively.
Considering that there are no concrete development plans in the short term and for production feasibility in certain areas of the mining concessions held by Las Encinas S.A. de C.V., the Company decided to recognize an impairment charge over these assets of $32.4 million as of December 31,2024. As of December 31, 2023, the Company has already recognized an impairment charge over these assets held by Las Encinas S.A. de C.V. for an amount of $42.3 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As of December 31, 2024 and 2023, the carrying amount of goodwill allocated to the Mexico CGUs was $662.3 million, of which $619.8 million corresponds to Steel Mexico CGU and $42.5 million to Mining Mexico CGU.
(5)    Research and development
Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2024, 2023 and 2022 totaled $23.8 million, $19.0 million and $16.3 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
4.    ACCOUNTING POLICIES (continued)
(6)    Customer relationships acquired in a business combination
As of December 31, 2024, Ternium has no customer relationships acquired in a business combination recognized in its consolidated financial statements.

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
Ternium uses, for the steel segment impairment tests, cash flow projections over a five-year period based on past performance and expectations of market development; for the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity. The growth rate used for the perpetuity rate is of 2.19%. This rate does not exceed the average long-term growth rate for the relevant markets. In the case of the mining segment and the mining activity developed by Usiminas, cash flow projections are prepared until the mines are fully depleted and are based on past performance and expectations of market development.
Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
4.    ACCOUNTING POLICIES (continued)
Considering the uncertainty of the future evolution of the macroeconomic and financial situation in Argentina and the reduction of the operating margin as of December 31, 2024, the Company decided to assess the recoverability of its investments in Argentina, resulting in no impairment charges to be recognized. As of December 31, 2024, the post-tax discount rate used to test the investment in Argentine subsidiaries for impairment was 14.0%. The recoverable value of CGU Argentina amounted to $1.7 billion as of December 31, 2024. The Company estimates that an increase higher than 0.5% in the discount rate or a decrease higher than 5.0% in the operating income before amortization and depreciation per ton may result in the recognition of an impairment charge in the CGU Argentina.

As of December 31, 2022, the Company recognized an impairment charge of $99.0 million over the property, plant and equipment in the Brazil CGU. As of December 31, 2023, Management assessed the business situation as of such date and concluded that the recovery of impairment indicators was not significantly enough and that there were no significant positive events to proceed with a reversal of previously recognized impairment charges. Considering the uncertainty of the future evolution of the macroeconomic situation in Brazil, mainly the devaluation of the Brazilian reais, and the reduction of the volume of sales and operating margin as of December 31, 2024, the Company decided to assess the recoverability of its investments in Brazil, resulting in no impairment charges to be recognized. As of December 31, 2024, the post-tax discount rate used to test the investment in Brazilian subsidiaries for impairment was 10.3%.

As of September 30, 2022, the Company recognized an impairment charge of $120.4 million over the investment in Usiminas. On July 3, 2023, the Company acquired an additional participation in Usiminas and started the full consolidation of assets and liabilities of Usiminas (see note 3). As of December 31, 2023, no impairment triggers were detected and, consequently, no impairment test was prepared. Considering the uncertainty of the future evolution of the macroeconomic situation in Brazil, mainly the devaluation of the Brazilian reais, and the decrease of the market value of the shares as of December 31, 2024, the Company decided to assess the recoverability of its investments in Usiminas, resulting in no impairment charges to be recognized. As of December 31, 2024, the post-tax discount rate used to test the investment in Brazilian subsidiaries for impairment was 10.3%.

In the case of the Steel Mexico CGU, considering that there is a value registered for goodwill, the Company performed the mandatory impairment test over goodwill, resulting in no impairment charges to be recognized. Also, in the case of the Mining Mexico CGU and considering the registered goodwill, the Company performed the mandatory impairment test over goodwill, resulting in no impairment charges to be recognized. As of December 31, 2024, the post-tax discount rate used to test the recoverability of the goodwill in the Steel and Mining Mexico CGUs for impairment was 12.4% (as of December 31, 2023, 12.1%).

During the years 2024, 2023 and 2022, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill) in the Company’s CGUs.

(g)    Other investments
Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
4.    ACCOUNTING POLICIES (continued)
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

The carrying value of assets classified as held for sale, as of December 31, 2024 and 2023 totals $7.3 million and $6.7 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
4.    ACCOUNTING POLICIES (continued)
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
4.    ACCOUNTING POLICIES (continued)
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
4.    ACCOUNTING POLICIES (continued)
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
4.    ACCOUNTING POLICIES (continued)

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
As of December 31, 2024 and 2023, the outstanding liability corresponding to the Program amounts to $86.0 million and $90.1 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2024 and 2023, is $94.0 million and $96.6 million, respectively.
Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
(p)    Provisions
Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, provisions are recognized when Ternium has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliable estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable but it is reasonably possible that a loss may be incurred.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
4.    ACCOUNTING POLICIES (continued)
Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.
Other borrowing costs are expensed in the period in which they are incurred.
The amount of borrowing costs that Ternium capitalized during a period will not exceed the amount of borrowing costs incurred during that period. As of December 31, 2024, 2023 and 2022, the capitalized borrowing costs were nil, nil and $0.4 million, respectively.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. As of December 31, 2024 and 2023, the effective portion of designated cash flow hedges (net of taxes) amounted to ($37.3) million and $15.9 million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The post-tax discount rate used as of December 31, 2024 was 12.38% and no impairment charge resulted from the impairment test performed. See notes 4(f) and 4(e)(4).
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
4.    ACCOUNTING POLICIES (continued)
As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to $962.8 million and $839.9 million as of December 31, 2024 and 2023, respectively.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
4.    ACCOUNTING POLICIES (continued)
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

(cc) General sustainability matters and climate change

Ternium subscribed to the United Nations Global Compact in October 2019 and has been reporting its contribution to the Sustainable Development Goals since then. The Company has established policies, procedures, and plans that cover various ESG topics, including climate change, environmental management, health and safety management, human resources management, community relations, supply chain management, and principles of behavior and corporate governance.

Climate Change

The Company has established a governance system to address climate change at various levels. The Vice-Chairman of the Board was appointed to report on the evolution of Ternium's climate change strategy to the Board of Directors on a quarterly basis. At the management level, a decarbonization committee, chaired by the CEO, periodically reviews performance indicators, progress on decarbonization projects, and updates on the context, such as regulatory changes, market shifts, and trends.

The Company has also incorporated climate-related risks into its risk management policy and reviews both transition risks and physical risks. For example, during 2021 and 2022, the Company engaged an external consultant to assess the exposure of its assets and provide a conclusion on the level of risk, considering the established preventive measures. The analysis examined exposure and vulnerability to five types of events: pluvial flooding, tropical cyclones, landslides, forest fires, and droughts. The analysis concluded that Ternium's facilities do not present significant risk, given the level of exposure and the mitigation measures implemented by the Company under the scenarios and time periods analyzed. Management assessed that there have been no changes since this analysis was performed.

In 2024, the Company updated its decarbonization target. The new target aims for a 15% reduction in the emission intensity rate per ton of hot-rolled steel equivalent by 2030, compared to a 2023 baseline. This target includes Scope 1, 2, and 3 (Categories 1 and 10) and is measured using the GHG Protocol methodology.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
4.    ACCOUNTING POLICIES (continued)
The Company’s strategy to achieve this 2030 reduction target includes prioritizing low-emission production technologies, increasing the use of renewable sources in the energy mix, improving industrial performance, executing energy efficiency initiatives, expanding carbon capture and usage capacity, and increasing the participation of scrap in the metallic mix. Since these projects take several years to execute and complete, the Company anticipates improvements in its intensity rate after 2025. The Company is also considering several initiatives to continue its journey after 2030, including the possibility of carbon storage, the use of biofuels, and hydrogen as reducing agents, as it aims for carbon neutrality, if and when economically and technologically feasible.

In general, the decarbonization of the steel industry will require significant long-term investments, conditioned by technological innovation, government regulations, capital availability for decarbonization projects, and cooperation within the value chain. Factors such as access to abundant and affordable clean energy, appropriate energy infrastructure, local and global regulations that ensure fair trade and carbon capture storage, access to sustainable finance for low-emission steel-making technologies, and changes in consumer behavior will be key to the development of solutions and outcomes in the coming decades.

Given that Ternium’s climate-change-related decarbonization plans span many years and are subject to significant uncertainty, as described above, they have not been included as part of the assumptions used to calculate future cash flows of the recoverable amount of the company’s CGUs, except for those plans that are already approved or in process. Estimates and assumptions related to the impairment test for long-lived assets and goodwill, useful lives of assets, capital and research and development expenditures, inventory valuation, recovery of deferred tax assets and provisions, and contingent liabilities are based on available information and government regulations in place as of December 31, 2024, as well as the companies already approved or in-process investment plans.

Environmental Management

Given the strong relationship between industrial activity and environmental performance, the Company unified the areas of environment and health and safety in 2021. Currently, these topics fall under the responsibility of the Chief Environment, Health, and Safety Officer, appointed in 2023. Environmental performance is analyzed monthly in Environmental, Health, and Safety meetings with executive officers. Furthermore, environmental issues are included in regular meetings on industrial and business performance reviews held both locally and at a corporate level. Finally, the Board of Directors is informed of events related to environmental issues that could impact nearby communities or Ternium’s reputation and operations. In 2023, Ternium's CEO approved an update to Ternium’s environmental and energy policy, which provides the framework to which the entire company is expected to adhere. The main updates were: inclusion of a decarbonization roadmap and the ambition of achieving carbon neutrality, subject to technological feasibility and market conditions; introduction of the concept of the circular economy, expanding the scope of efficient use of natural resources; specific mention of minimizing air emissions at the sites where we operate, optimizing water use, and maximizing its reuse; inclusion of biodiversity protection in the areas where we operate and compensation for impacts; application of a life cycle perspective and risk management in our continuous improvement processes; and encouragement of purchasing sustainable and energy-efficient products, technologies, and services.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
4.    ACCOUNTING POLICIES (continued)
Health and Safety Management

Health and safety incidents undergo monthly reviews at the local level and at the corporate level. The Board of Directors receives quarterly reports on recent events and the progress of the Health and Safety Strategy, alongside the quarterly financial results.

The Company has local EHS teams, hygiene and medical departments. In 2023, the Company strengthened its health and safety management organization by appointing a Chief Environment, Health and Safety (EHS) Officer. The responsibility for ensuring the occupational safety of all individuals within their assigned areas falls on the local managers of every production unit.

Workforce management

People’s management is structured at both local and corporate levels. The local Human Resources teams oversee general working conditions, such as working hours, leave policies, payroll processing, and union relations, which are closely tied to labor regulations. These matters are presented to Regional Presidents and Industrial Directors as necessary.

Compensation policies and procedures, including employee benefits and mobility schemes, are established at the corporate level. Annually, they undergo review in a dedicated meeting attended by the Global Compensation & HR Shared Service Senior Director and team, alongside the Chief Human Resources Officer and the CEO.

Furthermore, as part of the annual performance review process, career committees convene within each division to analyze performance and succession planning. This process is scaled up until a uniform curve and a general plan is developed for the entire company.

Topics related to work-life balance, diversity and inclusion, employee training, as well as talent attraction and retention, fall under the oversight of the Vice President of Global Talent Management. Subsequently, proposals are presented to the Chief Human Resources Officer and the CEO for approval.

Ternium's community programs are developed in collaboration with the Techint Group, aiming to create an international network of support and development across all affiliated companies. Within Ternium there are regional Community Relations teams responsible for implementing community programs in their respective regions and leading the relationship with the community stakeholders.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
5.    SEGMENT INFORMATION
As of March 31, 2024, following the acquisition of an additional participation in Usiminas on July 3, 2023, the Chief Operating Decision Maker ("CODM") performed a review of the new business structure to decide on the allocation of resources and the assessment of performance, and decided to organize the Company in two operating segments: Steel and Mining.
The Steel segment includes the sales of steel products done by the Company's subsidiaries, which comprises mainly slabs, heavy plates, hot and cold rolled products, coated products, stamped steel parts for the automotive industry, roll-formed and tubular products, billets, bars and other products, including sales of energy.

The Mining segment includes the sales of mining products, done by the Company’s subsidiaries, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest, the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest, and the mining activities of Mineraçao Usiminas, an iron ore mining company in which Usiminas holds a 70% equity interest.

Ternium's Chief Executive Officer ("CEO") functions as the CODM. The various geographic regions operate as an integrated steel producer. The CEO allocates resources and assesses performance of the Steel Segment as an integrated business and does the same with the Mining Segment. The CEO uses “Operating income – Management view” as per the below table as the key performance measure which differs from operating income determined in accordance with IFRS principally as follows:

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
•Other differences related to other operating income and expenses.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
5.    SEGMENT INFORMATION (continued)

	Year ended December 31, 2024
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	1,559,938	(165,862)	5,844	1,399,920
Reconciliation:
Differences in Cost of sales				(190,243)
Differences in Other operating income (expense), net				53,634

Operating income - Under IFRS				1,263,311

Financial income (expense), net				(194,214)
Equity in earnings (losses) of non-consolidated companies				69,108
Provision for ongoing litigation related to the acquisition of a participation in Usiminas				(410,200)

Income before income tax expense - IFRS				728,005

Net sales from external customers	17,220,220	428,840	—	17,649,060
Net sales from transactions with other operating segments of the same entity	—	629,940	(629,940)	—

Depreciation and amortization	(551,621)	(191,656)	—	(743,277)

	Year ended December 31, 2023
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	2,390,546	16,091	(2,463)	2,404,174
Reconciliation:
Differences in Cost of sales				(206,160)

Operating income - Under IFRS				2,198,014

Financial income (expense), net				123,454
Equity in earnings (losses) of non-consolidated companies				105,305
Effect related to the increase of the participation in Usiminas				(171,045)
Recycling of other comprehensive income related to Usiminas				(934,946)

Income before income tax expense - IFRS				1,320,782

Net sales from external customers	17,280,993	329,099	—	17,610,092
Net sales from transactions with other operating segments of the same entity	—	546,038	(546,038)	—

Depreciation and amortization	(542,295)	(115,397)	—	(657,692)

	Year ended December 31, 2022
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	2,556,949	3,716	10,500	2,571,165
Reconciliation:
Differences in Cost of sales				128,354

Operating income - Under IFRS				2,699,519

Financial income (expense), net				(70,133)
Equity in earnings (losses) of non-consolidated companies				37,114

Income before income tax expense - IFRS				2,666,500

Net sales from external customers	16,414,334	132	—	16,414,466
Net sales from transactions with other operating segments of the same entity	—	410,636	(410,636)	—

Depreciation and amortization	(523,818)	(92,674)	—	(616,492)
Information on segment assets is not disclosed as it is not reviewed by the CEO.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
5.    SEGMENT INFORMATION (continued)
GEOGRAPHICAL INFORMATION
The Company had no revenues attributable to the Company's country of incorporation (Luxembourg) in 2024, 2023 and 2022.

For purposes of reporting geographical information, net sales are allocated based on the customer's location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2024
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	8,701,272	2,415,303	4,280,784	2,251,701	17,649,060

Non-current assets (2)	5,625,883	1,085,913	2,382,168	309,302	9,403,266

	Year ended December 31, 2023
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	9,419,873	3,588,651	2,518,764	2,082,804	17,610,092

Non-current assets (2)	4,965,628	878,642	2,474,178	315,287	8,633,735

	Year ended December 31, 2022
	Mexico	Southern region	Brazil (1)	Other markets	Total

Net sales	8,949,104	3,853,390	743,713	2,868,259	16,414,466

Non-current assets (2)	4,769,161	859,351	1,265,013	312,771	7,206,296
(1) The non-current assets value includes the impact of the impairment charge of $99.0 million recognized in the Brazil CGU.
(2) Includes Property, plant and equipment and Intangible assets

REVENUES BY PRODUCT

	Year ended December 31,
	2024	2023	2022

Slabs	102,723	177,240	640,231
Hot rolled (1)	7,633,699	7,913,232	6,991,466
Cold rolled	2,623,498	2,379,499	1,951,702
Coated (2)	5,889,062	5,708,328	5,704,765
Roll-formed and tubular (3)	620,993	789,255	660,830
Billets, round bars and others	21,565	45,351	142,511
Other products (4)	757,520	597,187	322,961

TOTAL SALES	17,649,060	17,610,092	16,414,466
(1) Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(2) Coated includes tin plate and galvanized products.
(3) Roll-formed and tubular includes pre-engineered metal building systems, tubes, beams, insulated panels, roofing and cladding, roof tiles and steel decks.
(4) Other products include mainly sales of energy and pig iron.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
6.    COST OF SALES

	Year ended December 31,
	2024	2023	2022

Inventories at the beginning of the year	4,948,376	3,470,215	3,908,305
Acquisition of business (Note 3)	—	1,707,311	—
Translation differences	(298,816)	(22,514)	—

Plus: Charges for the year
Raw materials and consumables used and other movements	11,753,018	11,193,050	9,773,523
Services and fees	304,159	250,333	183,003
Labor cost	1,084,009	940,411	862,593
Depreciation of property, plant and equipment	589,309	556,630	532,160
Amortization of intangible assets	86,852	47,374	43,947
Maintenance expenses	950,939	825,809	612,928
Office expenses	18,203	14,873	10,295
Insurance	36,014	24,867	15,184
Change of obsolescence allowance	10,969	4,707	20,804
Valuation allowance	—	(15,333)	15,333
Recovery from sales of scrap and by-products	(29,851)	(37,186)	(42,000)
Others	57,554	38,567	21,422

Less: Inventories at the end of the year	(4,750,511)	(4,948,376)	(3,470,215)

Cost of Sales	14,760,224	14,050,737	12,487,282

7.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2024	2023	2022

Services and fees (1)	106,272	91,853	73,401
Labor cost	382,392	355,967	299,139
Depreciation of property, plant and equipment	23,915	16,562	13,990
Amortization of intangible assets	43,201	37,126	26,395
Maintenance and expenses	12,312	10,340	8,311
Taxes	149,256	164,935	170,216
Office expenses	86,016	72,426	41,921
Freight and transportation	812,694	681,416	499,127
Increase (decrease) of allowance for doubtful accounts	5,566	12,528	114
Others	29,135	28,525	11,032

Selling, general and administrative expenses	1,650,759	1,471,678	1,143,646
(1) For the year ended December 31, 2024, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $4,411, including $3,954 for audit services, $338 for audit-related services, and $119 for all other services.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
8.    LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2024	2023	2022

Wages, salaries and social security costs	1,377,006	1,216,566	1,093,105
Termination benefits	28,396	23,189	22,246
Post-employment benefits (Note 21 (i))	60,999	56,623	46,381

Labor costs	1,466,401	1,296,378	1,161,732
As of December 31, 2024, 2023 and 2022, the number of employees was 33,949, 34,458 and 20,510, respectively.

9.    OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2024	2023	2022

Results of sundry assets	8,867	8,165	8,177
Gain from the agreement related to the post-retirement benefits from Usiminas	—	108,696	—
Provision for legal claims and other matters (Note 19 and 25 (i) and (ii))	60,469	59,649	1,069
Other operating income (1)	—	—	5,735

Other operating income	69,336	176,510	14,981

Impairment charge (2)	(32,435)	(42,316)	(99,000)
Other operating expense (1)	(11,667)	(23,857)	—

Other operating expense	(44,102)	(66,173)	(99,000)

Other operating income (expenses), net	25,234	110,337	(84,019)
(1) For the year ended December 31, 2023, it includes the value update of certain tax liabilities in Usiminas of $10,000.
(2) For the years ended December 31, 2024 and 2023, see note 4(e)(2). For the year ended December 31, 2022, see note 4(f).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

10.    OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2024	2023	2022

Interest expense	(196,175)	(125,376)	(46,737)

Finance expense	(196,175)	(125,376)	(46,737)

Interest income	297,820	255,009	75,145

Finance income	297,820	255,009	75,145

Net foreign exchange gain (loss)	(104,024)	98,037	(163,740)
Change in fair value of financial assets	(145,768)	1,899	78,309
Derivative contract results	12,329	(60,183)	(2,132)
Others	(58,396)	(45,932)	(10,978)

Other financial income (expenses), net	(295,859)	(6,179)	(98,541)

11.    INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2024	2023	2022

Current tax
Current tax	(322,832)	(578,902)	(671,016)
Recovery of income tax	—	13,429	—

Deferred tax (Note 20)
Deferred tax	(256,830)	102,431	80,692
Recognition of previously unrecognized deferred tax assets (1)	25,438	128,634	—
Recovery of income tax	—	—	16,596

Income tax expense	(554,224)	(334,408)	(573,728)
(1) For 2024 and 2023, it includes the recognition of previously unrecognized tax losses and temporary differences in Ternium Investments S.à r.l. and Ternium Brasil Ltda, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
11.    INCOME TAX EXPENSE (continued)
Income tax expense for the years ended December 31, 2024, 2023 and 2022 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2024	2023	2022

Income before income tax	728,005	1,320,782	2,666,500

Income tax expense at statutory tax rate	(327,243)	(643,686)	(785,888)
Non taxable income	—	39,755	—
Non deductible expenses	(5,793)	—	(45,862)
Current tax expense related to Pillar II	(21,436)	—	—
Effect of currency translation on tax base (1)	(170,078)	180,582	241,426
Recognition of previously unrecognized deferred tax assets	25,438	128,634	—
Provision for tax losses	(55,112)	(53,122)	—
Recovery of income tax	—	13,429	16,596

Income tax expense	(554,224)	(334,408)	(573,728)
(1) Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico, Brazil and Argentina.
Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.
In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules (the Global Anti-Base Erosion rules, or “GloBE”) to reform international corporate taxation. Following Pillar Two OECD's initiative, the European Union adopted in December 2022 a directive to impose a global minimum taxation for multinational companies in the Union, to be effective as from 2024.
In May 2023, the IASB made narrow-scope amendments to IAS 12 setting an exception that provides relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax laws that implement the Pillar Two model rules, including tax laws that implement qualified domestic minimum top-up taxes as per described in those rules.

On December 20, 2023, the Luxembourg Parliament approved the Pillar Two law transposing the EU Pillar Two Directive into domestic legislation. The law enters into force as from fiscal years starting on or after December 31, 2023.

The Company is within the scope of the rules, and therefore will be required to calculate its GloBE effective tax rate for each jurisdiction where it operates and will be liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate, as from 2024.

The Company applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
12.    PROPERTY, PLANT AND EQUIPMENT, NET

(1) Property, plant and equipment, net

	Year ended December 31, 2024
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	774,052	4,407,345	8,514,780	344,859	1,121,004	202,923	438,596	15,803,559
Accumulated depreciation	—	(2,162,192)	(5,462,979)	(270,954)	—	(31,271)	(238,476)	(8,165,872)

Net book value as of January 1, 2024	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687

Opening net book value	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687
Translation differences	(21,382)	(41,246)	(135,103)	(4,142)	(65,626)	(5,081)	(2,631)	(275,211)
Additions (1)	24,619	22,373	19,222	1,706	1,527,992	44,307	13,850	1,654,069
Disposals / Consumptions	—	(2,604)	—	(970)	(2,366)	(32,342)	(2,658)	(40,940)
Indexation	—	—	—	—	—	—	21,626	21,626
Transfers	3,390	475,523	404,380	45,558	(932,037)	943	(609)	(2,852)
Depreciation charge	—	(179,100)	(354,490)	(27,005)	—	(111)	(52,518)	(613,224)

Closing net book value	780,679	2,520,099	2,985,810	89,052	1,648,967	179,368	177,180	8,381,155

Values at the end of the year
Cost	780,679	4,824,531	8,783,691	371,532	1,648,967	210,643	371,560	16,991,603
Accumulated depreciation	—	(2,304,432)	(5,797,881)	(282,480)	—	(31,275)	(194,380)	(8,610,448)

Net book value as of December 31, 2024	780,679	2,520,099	2,985,810	89,052	1,648,967	179,368	177,180	8,381,155
(1) It includes $966 million related to additions of Property, plant and equipment in Mexico, mainly in connection with the investment plant in the Pesquería facilities.

	Year ended December 31, 2023
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	607,971	4,091,108	7,744,607	309,469	547,102	173,731	395,620	13,869,608
Accumulated depreciation	—	(2,012,992)	(5,123,790)	(254,599)	—	(30,864)	(185,476)	(7,607,721)

Net book value as of January 1, 2023	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887

Opening net book value	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887
Translation differences	(41)	358	1,810	53	(790)	(183)	(869)	338
Acquisition of business (note 3)	93,842	170,609	407,931	10,880	173,100	27,986	20,432	904,780
Additions	70,415	5,333	24,861	2,903	921,175	37,437	16,061	1,078,185
Disposals / Consumptions	(2,314)	(409)	(388)	(952)	(1,861)	(35,792)	(104)	(41,820)
Indexation	—	—	—	—	—	—	10,626	10,626
Transfers	4,179	139,552	343,301	27,825	(517,722)	(252)	—	(3,117)
Depreciation charge	—	(148,406)	(346,531)	(21,674)	—	(411)	(56,170)	(573,192)

Closing net book value	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687

Values at the end of the year
Cost	774,052	4,407,345	8,514,780	344,859	1,121,004	202,923	438,596	15,803,559
Accumulated depreciation	—	(2,162,192)	(5,462,979)	(270,954)	—	(31,271)	(238,476)	(8,165,872)

Net book value as of December 31, 2023	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
12.    PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(2) Right-of-use assets

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	376	281,250	156,614	355	438,595
Accumulated depreciation	(29)	(152,288)	(85,999)	(159)	(238,475)

Net book value as of January 1, 2024	347	128,962	70,615	196	200,120

Opening net book value	347	128,962	70,615	196	200,120
Translation differences	—	186	(2,800)	(17)	(2,631)
Additions	—	12,411	1,439	—	13,850
Disposal/Derecognition	—	(144)	(2,514)	—	(2,658)
Transfers	—	—	(609)	—	(609)
Indexation	194	14,429	7,003	—	21,626
Depreciation charge	(16)	(34,532)	(17,837)	(133)	(52,518)

Closing net book value	525	121,312	55,297	46	177,180

Values at the end of the year
Cost	570	258,797	112,060	134	371,561
Accumulated depreciation	(45)	(137,485)	(56,763)	(88)	(194,381)

Net book value as of December 31, 2024	525	121,312	55,297	46	177,180

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	1,339	266,330	127,765	187	395,621
Accumulated depreciation	(4)	(118,709)	(66,639)	(125)	(185,477)

Net book value as of January 1, 2023	1,335	147,621	61,126	62	210,144

Opening net book value	1,335	147,621	61,126	62	210,144
Translation differences	—	(790)	(79)	—	(869)
Acquisition of business (note 3)	—	3,894	16,433	105	20,432
Additions	—	3,716	12,304	41	16,061
Disposal/Derecognition	—	(85)	(19)	—	(104)
Indexation	(962)	9,784	1,704	100	10,626
Depreciation charge	(26)	(35,178)	(20,854)	(112)	(56,170)

Closing net book value	347	128,962	70,615	196	200,120

Values at the end of the year
Cost	376	281,250	156,614	355	438,595
Accumulated depreciation	(29)	(152,288)	(85,999)	(159)	(238,475)

Net book value as of December 31, 2023	347	128,962	70,615	196	200,120
The cost related to variable-lease payments that do not depend on an index or rate amounted to $20.3 million for the year ended December 31, 2024 ($19.1 million and $14.5 million for the year ended December 31, 2023 and 2022, respectively). The expenses related to leases for which the Company applied the practical expedient described in paragraph 5 (a) of IFRS 16 (leases with contract term of less than 12 months) amounted to $2.1 million for the year ended December 31, 2024 ( $2.8 million and $1.9 million for the year ended December 31, 2023 and 2022, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
13.    INTANGIBLE ASSETS, NET

	Year ended December 31, 2024
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	563,120	403,875	14,639	298,134	73,935	662,307	2,016,010
Accumulated amortization	(381,622)	(275,533)	—	(288,872)	(73,935)	—	(1,019,962)

Net book value as of January 1, 2024	181,498	128,342	14,639	9,262	—	662,307	996,048

Opening net book value	181,498	128,342	14,639	9,262	—	662,307	996,048
Translation differences	(8,810)	—	—	—	—	—	(8,810)
Additions	100,345	62,303	37,443	—	—	—	200,091
Disposals / Consumptions	(2,216)	(2,000)	—	(36)	—	—	(4,252)
Impairment charge (note 4 (e)(2))	—	(32,435)	—	—	—	—	(32,435)
Transfers	1,463	35,355	(35,296)	—	—	—	1,522
Amortization charge	(48,297)	(81,436)	—	(320)	—	—	(130,053)

Closing net book value	223,983	110,129	16,786	8,906	—	662,307	1,022,111

Values at the end of the year
Cost	651,838	466,817	16,786	298,098	73,935	662,307	2,169,781
Accumulated amortization	(427,855)	(356,688)	—	(289,192)	(73,935)	—	(1,147,670)

Net book value as of December 31, 2024	223,983	110,129	16,786	8,906	—	662,307	1,022,111

	Year ended December 31, 2023
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	460,434	358,767	29,360	297,427	73,935	662,307	1,882,230
Accumulated amortization	(348,260)	(227,098)	—	(288,528)	(73,935)	—	(937,821)

Net book value as of January 1, 2023	112,174	131,669	29,360	8,899	—	662,307	944,409

Opening net book value	112,174	131,669	29,360	8,899	—	662,307	944,409
Translation differences	(227)	—	—	—	—	—	(227)
Acquisition of business (note 3)	34,451	—	—	—	—	—	34,451
Additions	67,754	32,407	40,333	726	—	—	141,220
Disposals / Consumptions	(113)	—	—	(19)	—	—	(132)
Impairment charge (note 4 (e)(2))	—	(42,316)	—	—	—	—	(42,316)
Transfers	3,181	55,016	(55,054)	—	—	—	3,143
Amortization charge	(35,722)	(48,434)	—	(344)	—	—	(84,500)

Closing net book value	181,498	128,342	14,639	9,262	—	662,307	996,048

Values at the end of the year
Cost	563,120	403,875	14,639	298,134	73,935	662,307	2,016,010
Accumulated amortization	(381,622)	(275,533)	—	(288,872)	(73,935)	—	(1,019,962)

Net book value as of December 31, 2023	181,498	128,342	14,639	9,262	—	662,307	996,048
The Company has not registered any impairment charges in connection with Goodwill (see notes 4 (f) and (bb) (1) and (4)).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2024	2023

At the beginning of the year	517,265	821,571

Acquisition of business (note 3)	—	400,037
Derecognition related to the increase of the participation in Usiminas	—	(771,995)
Equity in earnings of non-consolidated companies	69,108	105,305
Other comprehensive income and other effects	(90,795)	(2,812)
Dividends from non-consolidated companies (1)	(27,062)	(34,841)

At the end of the year	468,516	517,265
(1) Mainly related to dividends from Unigal Usiminas Ltda. and MRS Logística S.A.

The principal investments in non-consolidated companies, all of which are unlisted, are:

	Country of incorporation	Main activity	Voting rights at		Value at

			December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	130,433	116,849
Unigal Usiminas Ltda.	Brazil	Manufacturing and selling of steel products	70.00%	70.00%	98,280	124,064
MRS Logística S.A	Brazil	Logistical services	11.48%	11.41%	203,778	235,268
Other non-consolidated companies (1)					36,025	41,084
					468,516	517,265
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
Techgen stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of and for the year ended December 31, 2024, that revenues amounted to $253 million ($444 million as of December 31, 2023), net profit from continuing operations to $27 million ($55 million as of December 31, 2023), non-current assets to $692 million ($766 million as of December 31, 2023), current assets to $104 million ($175 million as of December 31, 2023), non-current liabilities to $415 million ($466 million as of December 31, 2023), current liabilities to $109 million ($232 million as of December 31, 2023) and shareholders’ equity to $272 million ($243 million as of December 31, 2023).

During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to $148.4 million as of December 31, 2024, and which are due in June 2026.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

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

On August 5, 2021, Ternium Investments completed the purchase of a participation in this Syndicated Loan for an amount of $68 million. As of December 31, 2024, the outstanding syndicated loan amount was of $188 million and Ternium Investments’ participation was of $39 million.

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

Unigal stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of and for the year ended December 31, 2024, that revenues amounted to $68 million ($37 million for the six-month period ended December 31, 2023), net profit from continuing operations to $28 million ($17 million for the six-month period ended December 31, 2023), non-current assets to $126 million ($163 million as of December 31, 2023), current assets to $35 million ($40 million as of December 31, 2023), non-current liabilities to $38 million ($48 million as of December 31, 2023), current liabilities to $9 million ($11 million as of December 31, 2023) and shareholders’ equity to $114 million ($143 million as of December 31, 2023).

(c) MRS Logística S.A.

MRS Logística is a Brazilian railway cargo operator and logistics services provider that manages a 1,634 km network in the states of Minas Gerais, Rio de Janeiro and São Paulo, a region that concentrates about half of the Brazilian GDP. Usiminas holds a 11.48% ownership interest, along with CSN (18.6%), Congonhas Minérios (18.6%), Vale (10.9%), Gerdau (1.3%) and a wide group of small investors (6.5%). These companies, through a shareholders’ agreement, constitute, through representatives, the Board of Directors, which is responsible, among other duties, for this company’s overall strategic direction, for the decision on most significant investments and for the health and longevity of the organization.

MRS Logística stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of and for the year ended December 31, 2024, that revenues amounted to $1,304 million ($727 million for the six-month period ended December 31, 2023), net profit from continuing operations to $263 million ($148 million for the six-month period ended December 31, 2023), non-current assets to $2,461 million ($2,779 million as of December 31, 2023), current assets to $868 million ($954 million as of December 31, 2023), non-current liabilities to $1,576 million ($1,709 million as of December 31, 2023), current liabilities to $547 million ($704 million as of December 31, 2023) and shareholders’ equity to $1,206 million ($1,320 million as of December 31, 2023).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

15.    RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2024	2023

Receivables with related parties (Notes 26 and 14 (a))	147,285	135,124
Employee advances and loans	25,299	28,812
Advances to suppliers for the purchase of property, plant and equipment	218,503	181,962
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 26)	131,365	123,599
Other tax credits	237,530	356,687
Judicial deposits and other receivables	165,667	178,602
Others	35,649	68,459

Receivables, net – Non-current	961,298	1,073,245
The carrying value of these receivables approximates the fair value.

	As of December 31,
	2024	2023

Value added tax	491,981	508,318
Income tax credits	129,713	486,470
Other tax credits	151,965	41,909
Employee advances and loans	9,049	12,592
Advances to suppliers	40,593	39,288
Advances to suppliers with related parties (Note 26)	2,844	3,166
Expenses paid in advance	33,235	28,207
Government tax refunds on exports	2,486	4,120
Receivables with related parties (Note 26)	13,389	11,387
Others	27,184	37,407

Receivables, net – Current	902,439	1,172,864

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
16.    TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2024	2023

Trade receivables	4,545	6,430
Allowance for doubtful accounts (Note 19)	(4,545)	(6,430)

Trade receivables, net – Non-current	—	—

	As of December 31,
	2024	2023

Current accounts	1,586,615	2,092,361
Trade receivables with related parties (Note 26)	23,251	26,183
Allowance for doubtful accounts (Note 19)	(47,808)	(53,045)

Trade receivables, net - Current	1,562,058	2,065,499

	Trade receivables, net as of December 31, 2024
	Total	Fully performing	Past due

Guaranteed	604,467	570,821	33,646
Not guaranteed	1,009,944	944,236	65,708

Trade receivables	1,614,411	1,515,057	99,354

Allowance for doubtful accounts (Note 19)	(52,353)	—	(52,353)

Trade receivables, net	1,562,058	1,515,057	47,001

	Trade receivables, net as of December 31, 2023
	Total	Fully performing	Past due

Guaranteed	697,001	664,698	32,303
Not guaranteed	1,427,973	1,246,206	181,767

Trade receivables	2,124,974	1,910,904	214,070

Allowance for doubtful accounts (Note 19)	(59,475)	—	(59,475)

Trade receivables, net	2,065,499	1,910,904	154,595
17.    INVENTORIES, NET

	As of December 31,
	2024	2023

Raw materials, materials and spare parts	1,340,641	1,409,316
Goods in process	2,158,745	2,312,068
Finished goods	837,118	947,768
Goods in transit	536,159	479,248
Obsolescence allowance (Note 19)	(122,152)	(200,024)

Inventories, net	4,750,511	4,948,376

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

18.    CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS – NON CURRENT AND CURRENT

	As of December 31,
	2024	2023

(i) Other investments
Investments in debt instruments and other	22,823	210,774
Other investments	156	156

Other investments, net – Non-current	22,979	210,930

	As of December 31,
	2024	2023

(i) Other investments
Other deposits with maturity of more than three months	2,160,051	1,975,646

Other investments - Current	2,160,051	1,975,646

(ii) Cash and cash equivalents
Cash and banks	456,385	492,684
Restricted cash	2,746	3,129
Short-term bank deposits	413,965	478,778
Other deposits with maturity of less than three months	818,167	871,422

Cash and cash equivalents	1,691,263	1,846,013

19.    ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non current	Deducted from assets	Liabilities	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2024

Values at the beginning of the year	6,430	839,921	104,455
Translation differences	(1,387)	(163,514)	(13,546)
Additions	—	32,176	14,597
Reversals	(34)	(92,645)	(1,900)
Transfers	—	—	(23,063)
Uses	(464)	(63,338)	—

As of December 31, 2024	4,545	552,600	80,543

Year ended December 31, 2023

Values at the beginning of the year	—	81,422	38,104
Translation differences	75	(4,108)	7,558
Acquisition of business (note 3)	6,663	856,153	58,127
Additions	—	37,112	828
Reversals	(308)	(96,761)	(162)
Uses	—	(33,897)	—

As of December 31, 2023	6,430	839,921	104,455

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

19.    ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation	Provision for ongoing litigation related to the acquisition of a participation in Usiminas

Year ended December 31, 2024

Values at the beginning of the year	53,045	200,024	7,332	—
Translation differences	(6,835)	(18,436)	(7,101)	—
Additions	9,089	57,550	12,294	813,988
Reversals	(3,489)	(46,581)	(17,770)	(403,788)
Transfers	—	—	23,063	—
Uses	(4,002)	(70,405)	—	—

As of December 31, 2024	47,808	122,152	17,818	410,200

Year ended December 31, 2023

Values at the beginning of the year	9,870	79,063	3,304	—
Translation differences	(771)	(1,521)	(217)	—
Acquisition of business (note 3)	37,963	77,895	1,428	—
Additions	15,639	35,215	6,946	—
Reversals	(2,803)	(30,508)	—	—
Uses	(6,853)	39,880	(4,129)	—

As of December 31, 2023	53,045	200,024	7,332	—
20.    DEFERRED INCOME TAX
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	As of December 31,
	2024	2023

At the beginning of the year	1,542,565	37,495

Acquisition of business (note 3)	—	1,327,232
Translation differences	(263,349)	(4,373)
Recognition of previously unrecognized tax losses	25,438	128,634
Charges directly to other comprehensive income	57,867	(48,854)
Deferred tax credit (note 11)	(256,830)	102,431

At the end of the year	1,105,691	1,542,565

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

20.    DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax assets (liabilities)	At the beginning of the year	Translation differences	Credits (Charges) directly to OCI	Recognition of previously unrecognized tax losses	Income statement credit (charge)	Total as of December 31, 2024

Property, plant and equipment	323,538	(81,642)	—	—	(111,558)	130,338
Inventories	17,831	(15,440)	—	—	(40,304)	(37,913)
Intangible assets	134,328	(34,905)	—	—	52,978	152,401
Provisions	354,097	(48,805)	—	—	(38,024)	267,268
Trade receivables	42,674	(5,608)	—	—	4,242	41,308
Tax losses (1)	382,971	(65,362)	—	25,438	(28,987)	314,060
Other (2)	287,126	(11,587)	57,867	—	(95,177)	238,229

At the end of the year	1,542,565	(263,349)	57,867	25,438	(256,830)	1,105,691
(1) As of December 31, 2024, the recognized deferred tax assets on tax losses amount to $314.1 million, mainly connected to Ternium Brasil Ltda. and Usinas Siderúrgicas de Minas Gerais S.A. Additionally, there are net unrecognized deferred tax assets of $8.0 million, connected to Usinas Siderúrgicas de Minas Gerais S.A., and unrecognized tax losses amounting to $287.6 million from Usinas Siderúrgicas de Minas Gerais S.A. and $688.4 million from Ternium Brasil Ltda. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation, while losses incurred as from 2017 may be carried forward for a maximum of 17 years. Unrecognized tax losses of Ternium SA as of December 31, 2023 amounted to $2.2 billion and the estimated tax loss for the fiscal year 2024 amounted to $26.7 million, with approximately 92% of the referred tax losses generated before 2017. Unrecognized tax losses of Ternium Investments S.à r.l. as of December 31, 2023 amounted to $2.6 billion and the estimated tax result for fiscal year 2024 amounted to $7.8 million, with approximately 98% of the referred tax losses generated before 2017.
(2) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets (liabilities)	At the beginning of the year	Translation differences	Acquisition of business	Credits (Charges) directly to OCI	Recognition of previously unrecognized tax losses	Income statement credit (charge)	Total as of December 31, 2023

Property, plant and equipment	(200,556)	(2,360)	412,320	—	—	114,134	323,538
Inventories	(69,594)	(903)	116,290	—	—	(27,962)	17,831
Intangible assets	(22,923)	(683)	143,033	—	—	14,901	134,328
Provisions	98,999	(698)	255,529	—	—	267	354,097
Trade receivables	15,515	—	28,510	—	—	(1,351)	42,674
Tax losses (3)	17,400	4,901	304,237	—	—	56,433	382,971
Other (4)	198,654	(4,630)	67,313	(48,854)	128,634	(53,991)	287,126

At the end of the year	37,495	(4,373)	1,327,232	(48,854)	128,634	102,431	1,542,565
(3) As of December 31, 2023, the recognized deferred tax assets on tax losses amount to $383.0 million, mainly connected to Ternium Brasil Ltda. and Usinas Siderúrgicas de Minas Gerais S.A. Additionally, there are net unrecognized deferred tax assets of $14.2 million, connected to Usinas Siderúrgicas de Minas Gerais S.A., and unrecognized tax losses amounting to $357.4 million from Usinas Siderúrgicas de Minas Gerais S.A. and $889.4 million from Ternium Brasil Ltda. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation, while losses incurred as from 2017 may be carried forward for a maximum of 17 years. Unrecognized tax losses of Ternium SA as of December 31, 2022 amounted to $2.1 billion and the estimated tax loss for the fiscal year 2023 amounted to $30.1 million, with approximately 92% of the referred tax losses generated before 2017. Unrecognized tax losses of Ternium Investments S.à r.l. as of December 31, 2022 amounted to $2.6 billion and the estimated tax result for fiscal year 2023 amounted to $0.9 million, with approximately 98% of the referred tax losses generated before 2017.
(4) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

21.    OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2024	2023

(i) Other liabilities - Non current

Post-employment benefits	573,834	673,453
Other employee benefits	73,502	93,194
Asset retirement obligation (note 19) (1)	80,543	104,455
Put option liability (note 3 (e))	—	249,264
Other	38,082	28,632

Other liabilities – Non-current	765,961	1,148,998
The carrying value of these liabilities approximates the fair value.
(1) The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2024	2023

Present value of obligations	1,456,677	1,975,462
Fair value of plan assets	(1,032,356)	(1,525,330)
Asset ceiling	149,513	223,321

Net liability (asset) in the statement of financial position	573,834	673,453

The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2024	2023

Current service cost	17,260	14,876
Interest cost (income), net	40,217	30,686
Interest on Asset ceiling/ Onerous liability	16,678	20,973
Reversal of prior service cost - Saúde Usiminas healthcare plan	—	(108,696)

Total included in income statement	74,155	(42,161)

The amounts recognized in other comprehensive income are as follows:

	Post-employment benefits
	Year ended December 31,
	2024	2023

Remeasurements
Effect of changes in demographic assumptions	66,333	(31,024)
Effect of changes in financial assumptions	(236,205)	26,509
Effect of experience adjustments	33,735	66,817
Change in asset ceiling	(42,157)	32,707
Expected return on assets	177,519	(42,882)

Total included in other comprehensive income	(775)	52,127

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

21.    OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)
Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2024	2023

At the beginning of the year	1,975,462	405,018
Acquisition of business (note 3)	—	1,529,949
Transfers, new participants and funding of the plan	157	30,116
Total expense	166,827	79,396
Remeasurements	(136,137)	62,302
Translation differences	(399,929)	40,168
Contributions paid	(149,703)	(171,487)
At the end of the year	1,456,677	1,975,462

Changes in fair value of the plan assets are as follows:

	Fair value of plan assets
	As of December 31,
	2024	2023

At the beginning of the year	1,525,330	—
Acquisition of business (Note 3) (1)	—	1,462,147
Expected return on assets	(177,519)	42,882
Interest income	109,350	142,529
Translation differences	(330,283)	(5,933)
Funding of the plan	13,111	14,848
Contributions paid	(107,633)	(131,143)
At the end of the year	1,032,356	1,525,330
(1) The asset ceiling at the acquisition date amounted to $169.7 million.
The major categories of plan assets are as follows:

	Fair value of plan assets
	As of December 31,
	2024	2023

Usiminas shares	29,305	64,819
Non-US government securities	716,909	1,054,671
Fixed income	81,821	99,602
Investments funds	202,987	241,481
Others	1,334	64,757
At the end of the year	1,032,356	1,525,330
As of December 31, 2024, the pension plan assets included 34,109,762 common shares of Usiminas (34,109,762 common shares of the Usiminas as of December 31, 2023).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

21.    OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2024	2023

Discount rate	10.25%	9.00%
Compensation growth rate	6.00% - 7.00%	6.00% - 7.00%

	Year ended December 31,
Argentina	2024	2023

Discount rate	6.00% - 7.00%	6.00% - 7.00%
Compensation growth rate	2.00% - 3.00%	2.00% - 3.00%

	Year ended December 31,
Brazil	2024	2023

Discount rate	7.46% -8.10%	5.23% - 5.40%
Compensation growth rate	0.50%- 2.90%	0.50% - 2.90%
Long-term increase in medical service costs	4.75%	4.75%
Expected return on plan assets	11.76% - 12.42%	9.28% - 9.46%

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-6.9%	7.9%
Compensation growth rate	1.00%	0.8%	-0.7%
Pension growth rate	1.00%	-0.2%	-0.8%
Life expectancy	1 year	1.0%	-1.1%
The estimated future payments for the next five years will be between $148.1 million and $163.7 million per year.
The post-retirement benefits related to Usiminas are guaranteed with property, plant and equipment up to the amount of $215 million.

	As of December 31,
	2024	2023

(ii) Other liabilities - Current
Payroll and social security payable	184,805	174,188
VAT liabilities	37,259	68,178
Other tax liabilities	60,373	70,815
Termination benefits	128	100
Related Parties (Note 26)	463	3,588
Asset retirement obligation (Note 19)	17,818	7,332
Dividends payable	1,967	51,249
Put option liability (note 3 (e))	263,201	—
Others	63,664	54,263

Other liabilities – Current	629,678	429,713

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

22.    DERIVATIVE FINANCIAL INSTRUMENTS
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments as of December 31, 2024 and 2023 were as follows:

	As of December 31,
	2024	2023

Contracts with positive fair value
Commodities contracts	169	247
Foreign exchange contracts	4,314	15,159

	4,483	15,406

Contracts with negative fair value
Commodities contracts	(85)	(6,190)
Foreign exchange contracts	(50,257)	(2,030)

	(50,342)	(8,220)
Derivative financial instruments breakdown is as follows:
(a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt.

(b) Foreign exchange contracts
Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the $, in accordance with the Company’s policy for derivative instruments.

During 2024, 2023 and 2022, Ternium Mexico entered into several forward agreements mainly to manage the exchange rate exposure generated by future payables in EUR related to the investment plan in Pesquería among other standard liabilities in EUR. The outstanding notional amount hedged as of December 31, 2024, was EUR570.3 million. These agreements will be due up to December 2025 and have been accounted for as cash flow hedges. As of December 31, 2024, the aggregate notional amount on these agreements amounted to $617.4 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

22.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)

In addition, during 2024 Ternium Mexico has engaged in multiple non-deliverable forward agreements to manage the exposure arising from future payables in MXN linked to the investment plan in Pesqueria, seeking to mitigate the impact of exchange rate volatility on the budget assigned for the investment. These agreements will be due up to March 2026 and have been accounted for as cash flow hedges. As of December 31, 2024, its notional value amounted to $900.0 million.

Finally, during 2024, Ternium Mexico has entered into non-deliverable forward agreements to manage the exchange rate exposure generated by future payables in JPY related to the investment plan in Pesquería. The notional amount hedged as of December 31, 2024, was JPY1.8 billion. These agreements will be due up to May 2025 and have been accounted for as cash flow hedges. As of December 31, 2024, the notional amount on these agreements amounted to $11.8 million.

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges - Foreign exchange derivatives
	Gross amount	Income tax	Total

As of December 31, 2022	—	—	—

(Decrease) / Increase	22,721	(6,824)	15,897
Reclassification to income statement	—	—	—

As of December 31, 2023	22,721	(6,824)	15,897

(Decrease) / Increase	(75,160)	22,548	(52,612)
Reclassification to income statement	—	—	—

As of December 31, 2024	(52,439)	15,724	(36,715)
During 2024, 2023 and 2022, Ternium Colombia S.A.S. has entered into non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected off balance future trade receivables denominated in its local currency. As of December 31, 2024, the notional amount on these agreements amounted to $30.0 million, which will be settling on January 30 and 31, 2025.

During 2024 and 2023, Ternium Guatemala entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated primarily by trade receivables denominated in Guatemalan quetzals. As of December 31, 2024, the notional amount on these agreements amounted to $2.0 million, which will be settling on January 27, 2025.

During 2024 and 2023, Ternium del Atlántico entered into several non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected off balance future trade receivables denominated in Colombian pesos. As of December 31, 2024, the notional amount on these agreements amounted to $38.0 million, which will be settling on January 29 and 31, 2025.

During 2024 and 2023, Ternium Procurement entered into specific forward agreements in order to manage the exchange rate exposure generated by purchases of semi-finished steel products. As of December 31, 2024, the notional amount on these agreements amounted to $17.7 million, which will be settling on February 14, 2025.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

22.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)

During 2024, Ternium Argentina conducted specific forward agreements as a strategy to convert financing rates in Argentine pesos to competitive $ rates through cross currency transactions, enhancing its overall financial position. As of December 31, 2024, the notional amount on these agreements amounted to $37.8 million.

The net fair values of the exchange rate derivative contracts as of December 31, 2024 and 2023 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2024	2023

MEX/$	ND Forward - Buy MXN	18.8 billion MXN	(25,940)	—
EUR/$	Forward - Buy EUR	589.8 million EUR	(24,073)	15,159
JPY/$	ND Forward - Buy JPY	1.8 billion JPY	(431)	—
GTQ/$	ND Forward - Sell GTQ	15.4 million GTQ	(2)	(6)
ARS/$	ND Forward - Buy ARS	44.3 billion ARS	3,952	—
COP/$	ND Forward - Sell COP	299.1 billion COP	362	(2,024)
EUR/$	Forward - Sell EUR	3.3 million EUR	189	—

			(45,943)	13,129
ARS: Argentine pesos; COP: Colombian pesos; EUR: Euros; $: US dollars; GTQ: Guatemalan quetzales; JPY: Japanese yens; MXN: Mexican pesos.

(c) Commodities contracts
During 2024, 2023 and 2022, Ternium Mexico entered into swap agreements to mitigate the specific impact of the fluctuation of zinc price fluctuations affecting the manufacturing of galvanized products to be sold with a fixed zinc price. As of December 31, 2024, Ternium Mexico has several agreements outstanding with an aggregate notional amount of $9.0 million. Outcome from these transactions will be presented in the income statement.

During 2024, 2023 and 2022, Mineraçao Usiminas, one of Usiminas’ subsidiaries, entered into forward agreements to manage the impact of the fluctuation of iron ore prices affecting its sales in the foreign market. As of December 31, 2024, Mineraçao Usiminas has several agreements outstanding with an aggregate notional amount of $61.5 million. These transactions are accounted for as cash flow hedges.

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

Cash flow hedges - Commodities derivatives
	Gross amount	Income tax	Total

As of December 31, 2022	—	—	—

(Decrease) / Increase	—	—	—
Reclassification to income statement	—	—	—

As of December 31, 2023	—	—	—

(Decrease) / Increase	(879)	299	(580)
Reclassification to income statement	—	—	—

As of December 31, 2024	(879)	299	(580)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

23.    LEASE LIABILITIES

	Lease liabilities
	Current	Non Current	Total

Year ended December 31, 2024
Values at the beginning of the year	52,174	188,913	241,087
Translation differences	(1,764)	(9,639)	(11,403)
Net proceeds	5,006	8,034	13,040
Indexation	3,778	17,287	21,065
Repayments	(61,194)	—	(61,194)
Interest accrued	16,967	—	16,967
Interest paid	(9,438)	—	(9,438)
Reclassifications	40,929	(40,929)	—

As of December 31, 2024	46,458	163,666	210,124

Year ended December 31, 2023
Values at the beginning of the year	49,015	190,134	239,149
Translation differences	(750)	4,799	4,049
Acquisition of business (Note 3)	8,009	17,668	25,677
Net proceeds	2,746	11,810	14,556
Indexation	5,755	5,384	11,139
Repayments	(58,900)	—	(58,900)
Interest accrued	16,200	—	16,200
Interest paid	(10,783)	—	(10,783)
Reclassifications	40,882	(40,882)	—

As of December 31, 2023	52,174	188,913	241,087

	As of December 31, 2024	As of December 31, 2023

Commitments in relation to finance leases are payable as follows:
Within one year	59,433	57,002
Later than one year but not later than five years	146,282	159,888
Later than five years	87,878	87,557
Minimum lease payments	293,593	304,447
Future finance charges	(83,469)	(63,360)
Total Financial lease liabilities	210,124	241,087

The present value of finance lease liabilities is as follows:
Within one year	46,458	52,174
Later than one year but not later than five years	117,195	140,330
Later than five years	46,471	48,583

Total minimum lease payments	210,124	241,087

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

24.    BORROWINGS

	As of December 31,
	2024	2023

(i) Non-current
Bank borrowings	499,593	9,353
Bonds	421,079	747,260
Debentures	642,110	454,136
Less: debt issue costs	(2,735)	(4,788)

	1,560,047	1,205,961

(ii) Current
Bank borrowings	646,258	915,989
Bonds	13,284	23,485
Debentures	12,587	4,220
Less: debt issue costs	(2,057)	(3,241)

	670,072	940,453

Total Financial Debt	2,230,119	2,146,414

The maturity of borrowings is as follows:

	Expected Maturity Date
	2025	2026	2027 and thereafter	At December 31, (1)
				2024	2023

Borrowings - Fixed Rate	607,209	42,362	—	649,571	315,696
Borrowings - Floating Rate	38,520	149,977	299,027	487,524	609,062
Bonds	12,220	428,185	—	440,405	764,810
Debentures	12,123	—	640,496	652,619	456,846

Total	670,072	620,524	939,523	2,230,119	2,146,414
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
The weighted average interest rates - which incorporate instruments denominated mainly in U.S. dollars and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2024	2023

Bank borrowings	7.15%	7.28%
Bonds	5.88%	5.88%
Debentures	13.50%	12.52%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments as of December 31, 2024 and 2023, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

24.    BORROWINGS (continued)
Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2024	2023

$	Fixed	969,826	1,021,909
$	Floating	475,157	609,062
BRL	Floating	652,619	456,846
COP	Fixed	79,140	53,135
ARS	Fixed	41,010	—
MXN	Floating	12,367	—
GTQ	Fixed	—	5,110
BRL	Fixed	—	352

		2,230,119	2,146,414
$: U.S. dollars; ARS: Argentine pesos; BRL: Brazilian reais; COP: Colombian pesos; EUR: European euros; GTQ: Guatemalan quetzales; MXN: Mexican pesos.
Ternium’s most significant current borrowings as of December 31, 2024, were those incurred under Ternium Brasil's bilateral credit lines, in order to finance solely activities related to its exports of goods, and under Usiminas’ bonds and debentures issued in order to refinance its financial debt:

			In $ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2024	Maturity

May 2024	Ternium Brasil	Bilateral credit lines	600	600	October 2027
July 2019	Usiminas	Bonds	750	430	July 2026
May 2022	Usiminas	Debentures - 8th emission	145	113	November 2029
December 2022	Usiminas	Debentures - 9th emission	310	242	December 2032
August 2024	Usiminas	Debentures - 10th emission	320	287	September 2031
The main covenants on these loan agreements, bonds and debentures are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio). As of December 31, 2024, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
(a) Provision for ongoing litigation related to the acquisition of a participation in Usiminas
The Company is party to a longstanding lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and Tenaris’s subsidiary Confab, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired participations in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to the Usiminas control group. Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. CSN filed an appeal to the Superior Court of Justice (SCJ), seeking the review and reversal of the decision issued by the Court of Appeals, and on March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal.

CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote. On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Ternium Investments, its subsidiary Ternium Argentina and Tenaris’s subsidiary Confab should pay CSN an indemnification in connection with the acquisition by the T/T Group of the participations in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns.

On August 1, 2024, Ternium Investments, Ternium Argentina and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of the T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment thorough December 31, 2024, and attorney’s fees in the amount of BRL5 million, the revised aggregate amount potentially payable by Ternium Investments and Ternium Argentina if CSN finally prevails on its claims would be of approximately BRL1,875.9 million (approximately $302.9 million at the BRL/$ rate as of such date) and BRL664.1 million (approximately $107.3 million at the BRL/$ rate as of such date), respectively.

The Company continues to believe that all of CSN's claims and allegations are unsupported and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, on February 10, 2025, Ternium filed an extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. The Company, however, cannot predict the ultimate resolution on the matter.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
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

More recently, however, Ternium Mexico withdrew its appeals and agreed to provide further information and documentation to the SAT. With all of the above-mentioned information and documentation, the SAT reduced the 2008 and 2011 tax adjustments downwards to approximately $17.5 million and $35.8 million, respectively. The Company had a tax provision of $53.3 million already included in its consolidated condensed interim financial statements as of September 30, 2023. The payment to the SAT was done on October 9, 2023, and the Company received formal documentation issued by the SAT with the closure of both audits.
(c) Tax assessments relating to the use of certain ICMS tax credits
The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.
The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of $57.7 million was recorded as of the acquisition date in connection with this matter ($29.3 million and $37.5 million as of December 31, 2024 and 2023, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(d) BP Energía México (BPEM) – Arbitration process

On February 2022, BP Energía México (“BPEM”) started an arbitration process against Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), Ternium México and Ternium Gas México (“Respondents”), claiming payment for the gas supply from February 12 to February 28, 2021, for $27.6 million, $12.4 million, and $2.4 million, plus V.A.T. and interest, respectively. On June 9, 2024, after the arbitration process was completed, the arbitration award was notified and the Arbitration Tribunal ordered the Respondents to pay BPEM $22.0 million, $9.9 million and $2.1 million, plus V.A.T. and interest, respectively. Additionally, the Parties were ordered to pay expenses and costs for $2.4 million. As of September 30, 2024, the Company recognized a provision of $34.2 million in its consolidated condensed interim financial statements.

On October 25, 2024, the parties reached an agreement settling the reciprocal claims, and all parties formally dismissed the legal actions initiated with respect to the arbitration award.

(e) PIS and COFINS credits defense action - Usiminas

In August 2024, the Federal Government had filed two new tax claims for a total of approximately BRL 503 million ($92 million; BRL518 million or $84 million as of December 31, 2024). The contingencies are related to tax assessments that partially approved offset statements through which Usiminas claimed PIS and COFINS credits arising from a final court decision, which discussed the exclusion of ICMS from the calculation basis of said contributions. The tax authority disagreed with the calculation methodology adopted by Usiminas. Usiminas filed a defense action in the aforementioned proceedings, arguing that the calculations are correct and the credit rights should be recognized.

(ii) Commitments
The following are Ternium’s main off-balance sheet commitments:
(a) Ternium Argentina signed agreements, mainly with Vale S.A. and Mineração Corumbaense Reunida S.A., to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2024, having no residual value as of such date. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(b) Ternium Argentina also signed various contracts for the provision and transportation of natural gas, including Tecpetrol and Energy Consulting Services S.A., both related companies of Ternium, assuming firm commitments for a total of $10.2 million payable until April 2025. Additionally, Ternium Argentina signed contracts for gas transportation with Transportadora de Gas del Norte S.A., a related company of Ternium, assuming firm commitments for a total of $28.5 million payable until April 2028.

(c) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon, for an aggregate amount of $58.8 million, which is due to terminate in 2037.

(d) Ternium Argentina signed various contracts within its investment plan for the future acquisition of Property, plant and equipment for a total of $35.8 million. Also, Vientos de Olavarría, a subsidiary controlled by Ternium Argentina, subscribed various contracts for the maintenance and the operation of the wind farm for a total of $62.0 million payable until the year 2054.

(e) On April 24, 2017, Ternium Mexico entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen, S.A. de C.V. for the supply of 699 MW (which represents 78% of Techgen’s capacity) and covers most of Ternium Mexico’s facilities electricity needs. Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), Ternium Mexico has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by Comisión Federal de Electricidad (“CFE”) or its successors. Ternium Mexico may instruct Techgen to sell to any affiliate of Ternium Mexico, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and Ternium Mexico will benefit from the proceeds of such sale. The contract with Techgen is under the Self Supply Scheme. According to this regulatory scheme, CFE needs to authorize the sale of energy to other third party final users. On August 27, 2021, Ternium México and Techgen signed an amendment to the contract to establish changes in the supply to Ternium; these changes were mainly connected to a new direct transmission line between Techgen and Ternium's Pesqueria Site for the direct supply of electricity to this site.
(f) Ternium México issued a guarantee letter covering up to approximately $28.8 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), under the natural gas trading agreement between GIMSA and NEG Natural S.A. de C.V. (“NEG”). The credit line granted by NEG in connection with this natural gas trading agreement amounted to approximately $19.1 million. As of December 31, 2024, the outstanding amount under the natural gas trading agreement was $9.5 million, which is below the amount included in the guarantee letter issued by Ternium México.
(g) Ternium Mexico issued a guarantee letter covering up to approximately $58.7 million of the obligations of Techgen S.A. de C.V. ("Techgen") under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power ("ENEL"). The amount equals the remnant balance if Techgen decides to terminate the agreement prior to the expiration date (and decreases as time of the contract passes). The contract was signed on May 25, 2018, and terminates on June 30, 2041.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(h) In June 2008, Ternium Mexico entered into an industrial gas supply agreement with Praxair Mexico for the Guerrero and Juventud facilities until December 2024, for a total amount of $421 million. In 2011, an amendment agreement added the purchase of hydrogen for the Juventud and Universidad facilities, valid until April 2025. As of December 31, 2024, the agreement considers a minimum annual oxygen consumption of 96 million cubic meters, valued at approximately $4.5 million per year. The Company is in compliance with the minimum annual quotas established, which represent less than half of the average annual consumption.
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

(k) In February 2023, Ternium's Board of Directors approved a new project in Pesquería, which involves the construction of an electric arc furnace and a direct reduced iron plant. As of December 31, 2024, Ternium México has commitments for property, plant and equipment for an amount of approximately $1.3 billion in Euros, Mexican pesos, Japanese yens, and U.S. dollars. These commitments are mainly covered by currency derivative financial instruments as commented in note 22 in these Consolidated Financial Statements.
(l) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of 2036. As of December 31, 2024, the outstanding value of this commitment was approximately $164.8 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to $79.1 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2024.
(m) Ternium issued two stand-by letters of credit covering 48% of the funding of a debt service reserve account under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement dated as of February 13, 2019, amounted to $640 million and the proceeds were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks, which funds were used in the construction of the facility. As of December 31, 2024, the outstanding aggregated amount under the stand-by letters of credit was $49.6 million, as a result the amount guaranteed by Ternium was approximately $23.8 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
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
(p) Ternium Brasil also signed on March 2024 a contract with Primetals Technologies Brazil Ltda. for caster equipment maintenance services for the steel plant. As of December 31, 2024, the outstanding amount of the mentioned services was approximately $124.1 million and is due to terminate in March 2034. The agreement prevents the delivery of the minimum take-or-pay volume by Ternium and a minimum quantity of contracted hours by Primetals.
(q) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon to satisfy the requirements up to January 2029. The outstanding amount was approximately $117.3 million as of December 31, 2024. The contract has minimum daily-required volumes.
(r) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. This agreement was extended for an additional period of 4 years. As of December 31, 2024, the outstanding amount of this commitment was $147.4 million.
(s) Ternium Brasil signed on January 2015 a contract with Naturgy (formerly Companhia Distribuidora de Gás do Rio de Janeiro) for the supply of natural gas, which was due to terminate in December 2019. This agreement was automatically renewed for another two years, was due to terminate in December 2024 and could be interrupted by common agreement due to free market conditions' changes. Ternium Brasil was purchasing more than the minimum volume required by the contract, which is 85% of the volume mentioned before. The contract was terminated in September 2024 without penalty.
(t) Ternium Brasil signed in December 2023 a contract with Vix Logística S.A. for logistics supply chain operations. This agreement is due to terminate in December 2028 and the outstanding amount was $33.6 million as of December 31, 2024. The contract has minimum required volumes and a penalty for early termination.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(u) Ternium Brasil signed on January 2024 a contract with Petrobras S.A. for the supply of petcoke. As of December 31, 2024, the outstanding amount of the agreement was approximately $61.2 million and is due to terminate in February 2026. The contract has minimum required volumes.

(v) Ternium Brasil signed on September 2024 a contract with Petrobrás S.A. for the supply of natural gas on free market. This agreement started on October 1, 2024. As of December 31, 2024, the outstanding amount for this agreement was approximately $122.4 million. This agreement is due to terminate in in December 2029. The contract has minimum required volumes.

(w) As of December 31, 2024, Usiminas’ commitments for the acquisition of immobilized assets totaled $213.8 million and are intended, mainly, for adaptation, reforms, and improvements in the primary areas of Ipatinga, increase in quality, reduction of costs, maintenance, technological updating of equipment and environmental protection.

(x) In July 2011, Usiminas Mineração S.A. subscribed an agreement with MBL Materiais Básicos Ltda, related to the mining rights adjacent to its mining reserves. On October 15, 2012, the agreement was authorized by the National Mining Agency (ANM). It has a duration of 30 years, or until the complete depletion of these mineral reserves. The monthly payments are linked to the volume of iron ore extracted from the areas covered by the agreement. Since 2015, a minimum annual volume of 3.6 million metric tons was established. If the annual volume of iron ore extracted is below the minimum volume, a payment under a take-or-pay arrangement will be due, calculated as the difference between the minimum volume and the volume effectively extracted. The outstanding amount was approximately $261.1 million as of December 31, 2024.

(y) In June 2016, Usiminas S.A. entered into electricity purchase agreement with Cemig S.A. for the Cubatão steel plant facilities until December 2030. The contract has two ranges: the first range up to 32 MW and the second range up to 65.4 MW. The entire volume of the first range represents a take-or-pay arrangement, and if consumption reaches the second band, a lower tariff will be applied. The outstanding amount was approximately $187.0 million as of December 31, 2024.

(z) In July 2023, Usiminas S.A. entered into an electricity purchase agreement with Engie S.A. for the Ipatinga steel plant facilities until December 2026. The contract is fully take-or-pay; however, Usiminas can sell this electricity in the market at any time, and even if consumption is lower than contracted, the energy is automatically sold by the Electric Energy Commercialization Chamber (CCEE). The outstanding amount was approximately $38.0 million as of December 31, 2024.

(aa) In December 2021, Usiminas S.A. entered into a solar energy purchase agreement with Canadian Solar S.A. for the supply to the Ipatinga steel plant facilities until December 2039. Usiminas has the obligation to take or pay the agreed amount of the contract. As of December 31, 2024, the total outstanding amounted to approximately $256.3 million.

(ab) In September 2023, Usiminas S.A. entered into an electricity purchase agreement with Enel S.A. for the Ipatinga steel plant facilities until December 2026. The contract is fully take-or-pay; however, Usiminas can sell this electricity in the market at any time, and even if consumption is lower than contracted, the energy is automatically sold by the Electric Energy Commercialization Chamber (CCEE). The outstanding amount was approximately $39.2 million as of December 31, 2024.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(ac) In December 2024, Usiminas S.A. entered into an agreement with Comgas S.A. for the supply of natural gas to the Cubatão Steel Plant facilities until December 2025. The contracted capacity is 250 thousand cubic meters per day with a flexibility of plus or minus 5%. Daily, Usiminas S.A. can schedule any volume as needed, with acceptance conditioned on the availability in the Comgas S.A. pipeline. The flexibility calculation is done on a daily basis, while the take-or-pay volume is 80% annually. The outstanding amount was approximately $54.4 million as of December 31, 2024.

(ad) In December 2023, Usiminas S.A. entered into an agreement with Gasmig S.A. for the supply of natural gas to the Ipatinga steel plant facilities until June 2025. The contracted capacity is 850 thousand cubic meters per day with a flexibility of plus or minus 10%. Daily, Usiminas S.A. can schedule any volume as needed, with acceptance conditioned on the availability in the Gasmig S.A. pipeline. The flexibility calculation is done on a daily basis, while the take-or-pay volume is 80% annually. The outstanding amount was approximately $93.5 million as of December 31, 2024.

(ae) Mineração Usiminas S.A. signed in August 2024 a contract with SOTREQ S.A. for the provision of mechanical maintenance services for Caterpillar off-road trucks until September 2029. The contract has an unjustified termination clause with a 24-month grace period. After this period, termination fines are applicable depending on the month of termination. The outstanding amount was approximately $10.3 million as of December 31, 2024.

(af) Usiminas S.A. signed in September 2024 a contract with the National Operator of the Electric System (ONS) for the use of the transmission system by the Ipatinga steel plant facilities until September 2025. Usiminas has the obligation to take or pay the total contracted amount. The outstanding amount was approximately $18.3 million as of December 31, 2024.

(ag) Usiminas S.A. signed in April 1996 a contract with White Martins Gases Industriais LTD for the supply of oxygen, nitrogen and argon for the Ipatinga steel plant until December 2032. Usiminas has the obligation to take or pay the 50% of the contracted volume. The outstanding amount was approximately $122.8 million as of December 31, 2024

(ah) Usiminas S.A. signed in July 2009 a contract with White Martins WK for the supply of oxygen, nitrogen and argon for the Cubatão steel plant until June 2032. Usiminas has the obligation to take or pay the 47.2% of the contracted volume. The outstanding amount was approximately $29.3 million as of December 31, 2024.

(ai) Usiminas S.A. signed between January 2021 and January 2022 several agreements with VLI Multimodal S.A. for the rail transportation of steel products, iron ore and other raw materials until April 2025. The contracts have minimum yearly-required volumes. The outstanding amount was approximately $139.1 million as of December 31, 2024.

(aj) Usiminas S.A. signed in January 2021 a contract with VLI Multimodal S.A. for port and accessory services at the Port of Praia Mole until April 2025. The contract has an annual minimum and maximum movement commitment linked to a take-or-pay agreement, with a minimum volume of 1.8 million tons and a maximum of 2.1 million tons, to be confirmed each year. The outstanding amount was approximately $49.5 million as of December 31, 2024.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(ak) Mineração Usiminas S.A. signed in June 2021 a contract with Porto Sudeste do Brasil S.A. to load iron ore vessels for export until December 2026. The contract includes exclusivity in the provision of port services for the export of the product directly or indirectly by Usiminas S.A. Exclusivity is limited to 8 million tons of product per year. A penalty is established for the party that fails the exclusivity. The outstanding amount was approximately $178.3 million as of December 31, 2024.

(al) Usiminas S.A. signed in January 2022 a contract with MRS Logística S.A., a related company of Usiminas, for railway transportation services until December 2025. For the purposes of calculating the take-or-pay commitment, the annual basic tonnage of the plants will be considered, being Ipatinga 750 thousand tons and Cubatão 402 thousand tons, with a tolerance of 20% to comply with the volumes. The outstanding amount was approximately $45.4 million as of December 31, 2024.

(am) Usiminas S.A. signed in January 2024 a purchase agreement with Petrobras S.A. for the supply of coke to support operations at the Ipatinga steel plant until February 2026. The agreement stipulated a total annual volume of 96 thousand tons, subject to a take-or-pay arrangement. The outstanding amount was approximately $48.4 million as of December 31, 2024.

(an) Mineração Usiminas S.A. signed in September 2023 an agreement with Armac Locação Logistica e Serviços S.A. for the supply of internal material handling services from the Ouro Negro area until November 2026. The contract has a termination clause with a termination penalty of 50% of the remaining value of the contract from the 13th to the 21st month, 25% of the remaining value from the 22nd to the 24th month and no penalty from the 25th to the 36th month with 60 days' notice. The outstanding amount was approximately $20.4 million as of December 31, 2024.

(iii) Restrictions on the distribution of profits
In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.
As of December 31, 2024, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.
The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

26.    RELATED PARTY TRANSACTIONS
As of December 31, 2024, Techint Holdings S.à r.l. (“Techint”) indirectly owned 65.03% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital and voting rights. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 25.

The following transactions were carried out with related parties:

	Year ended December 31,
	2024	2023	2022

(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	138,416	163,591	720,137
Sales of goods to other related parties	151,270	174,869	224,698
Sales of services and others to non-consolidated parties	181	168	177
Sales of services and others to other related parties	2,844	3,932	4,213

	292,711	342,560	949,225
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	333,260	491,011	643,494
Purchases of goods from other related parties	93,214	81,404	70,951
Purchases of services and others from non-consolidated parties	99,397	23,574	13,735
Purchases of services and others from other related parties	179,329	103,334	78,899

	705,200	699,323	807,079
(c) Financial results
Income with non-consolidated parties	13,484	12,263	8,298
Expenses in connection with lease contracts from other related parties	(822)	(757)	(976)
	12,662	11,506	7,322
(d) Dividends received
Dividends from non-consolidated parties	27,062	34,841	15,493
	27,062	34,841	15,493
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	915	1,396	3,300
Income (expenses), net with other related parties	2,548	1,753	682

	3,463	3,149	3,982

	As of December 31,
	2024	2023

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	156,937	143,292
Receivables from other related parties	26,988	29,402
Advances from non-consolidated parties	2,524	2,843
Advances to suppliers with other related parties	131,685	123,921
Payables to non-consolidated parties	(57,230)	(149,562)
Payables to other related parties	(39,721)	(27,963)
Lease liabilities with other related parties	(1,861)	(1,379)

	219,322	120,554

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

26.    RELATED PARTY TRANSACTIONS (continued)
(iii) Officers and Directors’ compensation
During the year ended December 31, 2024, the cash compensation of Officers and Directors amounted to $27,221 (2023: $26,608). In addition, Officers received 1,051,000 Units for a total amount of $6,408 (2023: $6,731) in connection with the incentive retention program mentioned in note 4 (o)(3).

27.    OTHER REQUIRED DISCLOSURES

(a) Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

As of December 31, 2022	—	—	—	(3,875,636)

(Decrease) / Increase	22,721	(6,824)	15,897	132,339
Reclassification to income statement	—	—	—	839,437

As of December 31, 2023	22,721	(6,824)	15,897	(2,903,860)

(Decrease) / Increase	(76,039)	22,847	(53,192)	(823,783)
Reclassification to income statement	—	—	—	—

As of December 31, 2024	(53,318)	16,023	(37,295)	(3,727,643)

(b) Statement of cash flows

	Year ended December 31,
	2024	2023	2022

(i) Changes in working capital (1)
Inventories	(108,826)	202,470	438,090
Receivables and others	(169,482)	6,342	10,888
Trade receivables	297,284	(104,280)	573,811
Other liabilities	39,305	(64,022)	46,403
Trade payables	(74,161)	280,571	83,306

	(15,880)	321,081	1,152,498
(ii) Income tax accrual less payments
Tax accrued (Note 11)	554,224	334,408	573,728
Taxes paid (2)	(56,527)	(495,348)	(1,769,289)

	497,697	(160,940)	(1,195,561)
(iii) Interest accruals less payments
Interest accrued (Note 10 and 23)	(84,678)	(113,433)	(13,940)
Interest received	263,192	202,000	31,880
Interest paid	(194,845)	(133,706)	(42,735)

	(16,331)	(45,139)	(24,795)
(1)Changes in working capital are shown net of the effect of exchange rate changes.
(2)It includes the recovery of previously paid tax in Mexico for an amount of $235.2 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

27.    OTHER REQUIRED DISCLOSURES (continued)

(c) Financial debt reconciliation

	Financial debt
	Finance lease liabilities	Short term borrowings	Long term borrowings	Total

As of December 31, 2022	(239,149)	(499,164)	(532,701)	(1,271,014)
Cash flows	69,683	248,587	12,500	330,770
Reclassifications	—	(511,723)	511,723	—
Acquisitions - finance leases	(14,556)	—	—	(14,556)
Acquisition of business (note 3)	(25,677)	(26,558)	(1,197,841)	(1,250,076)
Foreign exchange adjustments	(4,049)	(30,199)	2,267	(31,981)
Other non cash movements	(27,339)	(121,396)	(1,909)	(150,644)
As of December 31, 2023	(241,087)	(940,453)	(1,205,961)	(2,387,501)
Cash flows	70,632	541,250	(591,539)	20,343
Reclassifications	—	(106,116)	106,116	—
Acquisitions - finance leases	(13,040)	—	—	(13,040)
Foreign exchange adjustments	11,403	27,514	135,441	174,358
Other non cash movements	(38,032)	(192,267)	(4,104)	(234,403)
As of December 31, 2024	(210,124)	(670,072)	(1,560,047)	(2,440,243)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

28.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
The following amendments, standards and interpretations have been applied on the year starting January 1, 2024:

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

As of December 31, 2024, the Company's management had already assessed the effects of applying these amendments on the Company’s financial statements and had not identified any material impact in the application of these amendments.

Lease Liability in a Sale and Leaseback – Amendments to IFRS 16

In September 2022, the IASB finalized narrow-scope amendments to the requirements for sale and leaseback transactions in IFRS 16 Leases which explain how an entity accounts for a sale and leaseback after the date of the transaction.

As of December 31, 2024, the Company's management had already assessed the effects of applying these amendments on the Company’s financial statements and had not identified any material impact in the application of these amendments.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

28.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

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

No current tax impacts were recognized in the Consolidated Financial Statements as of December 31, 2023, due to the application of Pillar Two rules, as they were applicable as from 2024 in jurisdictions relevant for the Company. As of December 31, 2024, the Company recognized the corresponding charges in current tax (see note 11). In addition, the Company has applied the exception prescribed by the amendments to IAS 12, and therefore it has not recognized any deferred tax impact from the Pillar Two application.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2024, and have not been early adopted:

IFRS 18, ‘Presentation and disclosure in Financial Statements’

In April 2024, the IASB issued IFRS 18, “Presentation and disclosure in financial statements”, which introduces new requirements to present specified categories and defined subtotals in the statement of profit or loss, provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements and improve aggregation and disaggregation. Once implemented, it will replace IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them. IFRS 18 must be applied on annual periods beginning on or after January 1, 2027. The Company's management is currently assessing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

Other standards and interpretations non-significant for the Company’s financial statements:
–Amendments to IAS 7 and IFRS 7 - Supplier finance arrangements
–IFRS 19 Subsidiaries without Public Accountability: Disclosures

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2024:

Exposure to functional currency	$ million	BRL million

US dollar ($)	—	(187)
EU euro (EUR)	33	(5)
Argentine peso (ARS)	18	—
Mexican peso (MXN)	(801)	—
Brazilian real (BRL)	(297)	—
Colombian peso (COP)	(64)	—
Yen (JPY)	99	—
Other currencies	(1)	(0)

The main relevant exposures correspond to:
(a)Argentine peso vs. U.S. dollar
If the Argentine peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $0.2 million and a pre-tax gain of $1.3 million as of December 31, 2024 and 2023, respectively.
(b)Mexican peso vs. U.S. dollar
If the Mexican peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $8.0 million and $3.1 million as of December 31, 2024 and 2023, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

29.    FINANCIAL RISK MANAGEMENT (continued)

(c)Colombian peso vs. U.S. dollar
If the Colombian peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $0.6 million and $0.2 million as of December 31, 2024 and 2023, respectively.

(d)    Brazilian real vs. U.S. dollar
If the Brazilian real had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $3.0 million and $5.3 million as of December 31, 2024 and 2023, respectively.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax gain for the year would have been $5.4 million higher (total pre-tax loss of $0.6 million higher as of December 31, 2023), as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly local currency cash, trade receivables, trade payables, tax credits and liabilities, lease liabilities, borrowings and other liabilities.
Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to $2.3 billion, the currency translation adjustment included in total equity would have been $5.2 million higher, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2024.
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
Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 8.83% and 8.46% as of December 31, 2024 and 2023, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument.
Ternium’s total variable interest rate debt amounted to $1,140.1 million (51.1% of total borrowings) as of December 31, 2024, and $1,065.9 million (49.7% of total borrowings) as of December 31, 2023.
If interest rates on the aggregate average notional of U.S. dollar denominated borrowings held during 2024, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2024 would have been $21.1 million lower ($18.3 million lower as of December 31, 2023).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

29.    FINANCIAL RISK MANAGEMENT (continued)
1.2) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.
Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 41.0% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2024, in comparison with approximately 34.8% as of December 31, 2023. The investments in financial assets are as follows:

	As of December 31, 2024	As of December 31, 2023

Cash and cash equivalents	1,691,263	1,846,013

Other Investments - Current and Non-Current	2,182,874	2,186,420
Fixed Income (time-deposit, zero-coupon bonds, commercial papers)	673,042	1,025,207
Deposit certificates and investment funds	636,104	844,428
Commercial papers	2,258	129,798
Other	34,680	50,981
Bonds and other fixed income	1,499,130	1,160,230
Non - U.S. government securities	1,201,842	928,419
U.S. government and corporate securities	287,248	231,811
Other notes	10,702	983

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
As of December 31, 2024, trade receivables total $1,562.1 million ($2,065.5 million as of December 31, 2023). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of $1.0 million ($1.4 million as of December 31, 2023), credit insurance of $576.5 million ($686.2 million as of December 31, 2023) and other guarantees of $27.0 million ($9.4 million as of December 31, 2023).
As of December 31, 2024, trade receivables of $1,515.1 million ($1,910.9 million as of December 31, 2023) were fully performing.
As of December 31, 2024, trade receivables of $99.4 million ($214.1 million as of December 31, 2023) were past due (mainly up to 180 days).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

29.    FINANCIAL RISK MANAGEMENT (continued)
The amount of the allowance for doubtful accounts was $52.4 million as of December 31, 2024 ($59.5 million as of December 31, 2023).
The carrying amounts of the Company’s trade and other receivables as of December 31, 2024, are denominated in the following currencies:

Currency	$ million

US dollar ($)	1,315
EU euro (EUR)	161
Argentine peso (ARS)	189
Mexican peso (MXN)	331
Brazilian real (BRL)	1,354
Colombian peso (COP)	75
Other currencies	1

3,426
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

$ million	2025	2026	2027	2028	Thereafter

Borrowings	670	621	373	110	456
Interests to be accrued (1)	159	128	100	77	78
Trade payables and other liabilities	1,890	19	10	13	80
Lease liabilities	46	41	34	32	57

Total	2,765	809	517	232	672
(1) These amounts do not include the effect of derivative financial instruments.
As of December 31, 2024, total cash and cash equivalents and other current and non-current investments less borrowings amounted to $1,644.0 million.
1.4)    Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.12 and 0.11 as of December 31, 2024 and 2023, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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

As of December 31, 2024 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	423,521	—	—	423,521
Derivative financial instruments	—	4,483	—	4,483
Trade receivables	1,562,058	—	—	1,562,058
Other investments	549,077	134,667	1,499,130	2,182,874
Cash and cash equivalents	1,267,336	423,927	—	1,691,263

Total	3,801,992	563,077	1,499,130	5,864,199

As of December 31, 2024 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	436,152	436,152
Trade payables	—	1,840,914	1,840,914
Derivative financial instruments	50,342	—	50,342
Finance lease liabilities	—	210,124	210,124
Borrowings	—	2,230,119	2,230,119

Total	50,342	4,717,309	4,767,651

As of December 31, 2023 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	472,384	—	—	472,384
Derivative financial instruments	—	15,406	—	15,406
Trade receivables	2,065,499	—	—	2,065,499
Other investments	883,513	142,677	1,160,230	2,186,420
Cash and cash equivalents	1,367,235	478,778	—	1,846,013

Total	4,788,631	636,861	1,160,230	6,585,722

As of December 31, 2023 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	487,792	487,792
Trade payables	—	2,159,647	2,159,647
Derivative financial instruments	8,220	—	8,220
Finance lease liabilities	—	241,087	241,087
Borrowings	—	2,146,414	2,146,414

Total	8,220	5,034,940	5,043,160

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
The following table presents the assets and liabilities that are measured at fair value as of December 31, 2024 and 2023:

	Fair value measurement as of December 31, 2024 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	423,927	423,927	—	—
Other investments	1,633,797	1,501,389	131,866	542
Derivative financial instruments	4,483	—	4,483	—

Total assets	2,062,207	1,925,316	136,349	542

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	50,342	—	50,342	—

Total liabilities	50,342	—	50,342	—

	Fair value measurement as of December 31, 2023 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	478,778	478,778	—	—
Other investments	1,302,907	1,086,319	197,743	18,845
Derivative financial instruments	15,406	—	15,406	—

Total assets	1,797,091	1,565,097	213,149	18,845

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	8,220	—	8,220	—

Total liabilities	8,220	—	8,220	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the years ended December 31, 2024 and 2023, corresponds to the initial investment and to the changes in its fair value, as follows:

	Guarantee fund companies	Non - U.S. government securities

As of December 31, 2023	983	17,862
Disinvestment	(1,484)	(7,901)
Interest accrued	—	—
Changes in fair value	1,240	—
Reclassifications	—	(9,961)
Net foreign exchange gain	(197)	—
At December 31, 2024	542	—

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

29.    FINANCIAL RISK MANAGEMENT (continued)
There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy, there were no transfers from Level 1 to Level 3, and there were transfers of Non-U.S. Government securities from Level 3 to Level 2.
The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current mid-price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.
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
Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly capital expenditures). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. Once the hedged item gets settled, the gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

29.    FINANCIAL RISK MANAGEMENT (continued)
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. As of December 31, 2024 and 2023, the effective portion of designated cash flow hedges (net of taxes) amounted to $(37.3) million and $15.9 million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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

• In the context of high, but decelerating, inflation during 2024, restrictions of access to the MULC to pay for imports of goods remain, but have been gradually made more flexible. The price for imports with customs clearance on or after October 21, 2024, may be paid in full as from on the 30th day from the date of customs clearance. In addition, the price for imports with customs clearance between August 1 and October 20, 2024, may be paid in two equal installments on the 30th and 60th day from the date of customs clearance, and the price for imports with customs clearance between December 13, 2023, and July 31, 2024, may be paid in four equal installments payable on the 30th, 60th, 90th and 120th day from the date of customs clearance. Access to the MULC to pay for imports that obtained customs clearance on or before December 12, 2023, continues to require Argentine Central Bank approval.

• Foreign currency proceeds derived from exports of goods must be sold into the MULC and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within five business days of collection. As from December 13, 2023, up to 20% of export of goods or services proceeds can be sold for Argentine pesos through securities transactions resulting in a higher implicit exchange rate, as described further below. This percentage has changed over time.

• Access to the MULC to make dividend payments requires prior Argentine Central Bank approval. When required, Argentine Central Bank approvals are rarely, if ever, granted.

Ternium Argentina carries out all of its import and export transactions through the MULC. Therefore, assets and liabilities in foreign currency as of December 31, 2024, have been valued considering the official exchange rates at the end of the period.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

30.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

Under Ternium Argentina’s annual accounts as of December 31, 2024, and for the year then ended, revenues amounted to $2,212 million (2023: $3,419 million), net profit from continuing operations to $149 million (2023: $686 million), total assets to $5,726 million (2023: $5,083 million), total liabilities to $790 million (2023: $759 million) and shareholders’ equity to $4,936 million (2023: $4,324 million).

Ternium Argentina’s cash and cash equivalents and other investments amounted to $1,293 million as of December 31, 2024, broken down as follows:
- $1,275 million in U.S. dollars-denominated instruments in sovereign bonds issued by the Argentine Government and payable in U.S. dollars, and Argentine Treasury bonds related to the official exchange rate. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and currency exchange rates, leading to a potential significant reduction of such value in the consolidated financial statements.
- $17 million in Argentine pesos-denominated instruments.
- $1 million in negotiable obligations and promissory notes issued by Argentine export driven companies in U.S. dollars and mainly payable in Argentine pesos.

Ternium Argentina’s financial position in ARS as of December 31, 2024, amounted to $218 million in monetary assets and $184 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate. In the event of a devaluation, Ternium Argentina may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

On April 24, 2023, Ternium Argentina’s board of directors approved the payment of a dividend in kind in US dollar-denominated Argentine bonds for a total amount of up to $624 million. On May 4, 2023, Ternium received its share of the dividend in kind. Considering the impact of foreign exchange restrictions in Argentina and based on the value of the bonds in the international market, Ternium recorded in its equity a negative reserve as of the collection date. With the disposal of a portion of these instruments, the Company partially reclassified such reserve to financial results. As of December 31, 2024, the equity reserve was fully reclassified to financial results upon disposal of these remaining bonds.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

31. SUBSEQUENT EVENTS

a. Annual Dividend Proposal

Upon approval of the Company´s 2024 annual accounts, the Board of Directors intends to propose, for the approval of the Annual General Shareholders' meeting to be held on May 6, 2025, the payment of an annual dividend of $0.27 per share ($2.70 per ADS), or approximately $530 million, which includes the interim dividend of $0.09 per outstanding share ($0.90 per ADS) or approximately $177 million, paid on November 21, 2024. If the annual dividend is approved by the shareholders, a dividend of $0.18 per share ($1.80 per ADS), or approximately $353 million will be paid on May 14, 2025, with an ex-dividend date of May 9, 2025. These Consolidated Financial Statements do not reflect this dividend payable.

b. Recently Announced Tariffs on Imports in the United States

On February 1, 2025, the U.S. government announced the imposition, through the International Emergency Economic Powers Act (IEEPA), of tariffs applicable to all products imported from Mexico, Canada and China. As of the date of these financial statements, Mexican and Canadian products that comply with USMCA preferential rules of origin, are exempt from this tariff. Further, the Trump administration announced that the U.S. would implement reciprocal tariffs with trading partners by April 2025.

In addition, on March 12, 2025, the U.S. government imposed a 25% tariff on virtually all imports of steel and on certain steel derivatives, revoking previously negotiated country-specific exemptions and quota arrangements.

Moreover, on March 26, 2025, the U.S. government announced a 25% tariff under Section 232 on all imported automobiles produced outside the U.S., effective from April 3, 2025. This tariff will also apply to key auto parts such as engines, transmissions, powertrain parts and electrical components starting on May 3, 2025. However, vehicles and parts that comply with the USMCA will only be subject to this tariff on their non-U.S. specific content, and, in the case of auto parts, only when the government establishes a process to exempt U.S. content from tariffs.

Other countries have announced retaliatory tariffs against U.S. exports. It is also anticipated that parties may bring litigation regarding the timeliness and appropriateness of the Trump administration’s actions. In light of the foregoing uncertainties, Ternium is unable at this time to predict the evolution or ultimate outcome of these developments or to quantify the impact that the new tariffs and measures would have on its business or financial condition.

/s/ Pablo Brizzio
Pablo Brizzio
Chief Financial Officer

Item 19. Exhibits

Exhibit Number	Description

1.1	Consolidated Articles of Association of Ternium S.A., dated as of June 5, 2020*

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York**

2.2	Description of securities***

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited****

4.3	Second Amended and Restated Shareholders Agreement, dated July 3, 2023, between Previdência Usiminas, Confab Industrial S.A., Mitsubishi Corporation, Nippon Steel Corporation, Prosid Investments S.A., Ternium Argentina S.A., Ternium Investments S.à r.l., and Usinas Siderúrgicas de Minas Gerais S.A.*****

8.1	List of subsidiaries of Ternium S.A.

11.1	Insider Trading Policy

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Statement explaining alternative performance measures

97.1	Clawback Policy******

*	Incorporated by reference to Exhibit 1.1 from the Annual Report on Form 20-F, filed by Ternium S.A. on March 30, 2022 (File No. 001-32734 22787307).

**	Incorporated by reference to Exhibit 1 from the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

***	Incorporated by reference to Exhibit 2.2 from the Annual Report on Form 20-F, filed by Ternium S.A. on March 30, 2023 (File No. 001-32734 23781454).

****	Incorporated by reference to Exhibit 10.5 from the Registration Statement on Form F-1, filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

*****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on March 27, 2024 (File No. 001-34287 424000018).

******	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on March 27, 2024 (File No. 001-34287 424000018).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TERNIUM S.A.

/s/ Pablo Brizzio
Name:	Pablo Brizzio
Title:	Chief Financial Officer

Date: March 28, 2025