Form 20-F
period 2025-12-31
Ternium S.A.
filed 2026-03-31
CIK 1342874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended 31 December 2025

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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
•References to “Techgen” are to Techgen S.A. de C.V., a Mexican sociedad anónima de capital variable, 48% indirectly owned by Ternium, 22% indirectly owned by Tenaris, and 30% indirectly owned by Tecpetrol International S.A., a wholly owned subsidiary of San Faustin;
•References to “Tecpetrol” are to Tecpetrol International S.A., a wholly owned subsidiary of San Faustin;
•References to “Tenaris” are to Tenaris S.A., a Luxembourg société anonyme and a shareholder of Ternium S.A.;
•References to “Tenigal” are to Tenigal S.R.L. de C.V., a Mexican sociedad de responsabilidad limitada de capital variable, 51% indirectly owned by Ternium and 49% indirectly owned by Nippon Steel Corporation, or NSC;
•References to “Ternium,” the "company", “we,” “us” or “our” are to Ternium S.A. and its consolidated subsidiaries;
•References to “Ternium Argentina” are to Ternium Argentina S.A., an Argentine sociedad anónima and a subsidiary of Ternium S.A.;
•References to “Ternium Brasil” are to Ternium Brasil S.A., a Brazilian sociedade anonima and a subsidiary of Ternium S.A.;
•References to “Ternium Investments” are to Ternium Investments S.à r.l., a Luxembourg société à responsabilité limitée, and a wholly owned subsidiary of Ternium S.A.;
•References to “Ternium S.A.” are exclusively to Ternium S.A., a Luxembourg société anonyme;
•References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons; and
•References to “Usiminas” are to Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, a listed Brazilian sociedade anonima controlled by Usiminas’ control group, which is composed of Ternium Investments, Ternium Argentina, and Tenaris’s subsidiary, Confab Industrial S.A. (all of which conform the T/T Group); and Usiminas’ pension fund, Previdência Usiminas. For further information on our investment in Usiminas, see Item 4. “Information on the Company—C. Organizational Structure—Other Investments-Usiminas” and note 3 to the consolidated financial statements included in this annual report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION
Accounting Principles
We prepare our consolidated financial statements in accordance with IFRS Accounting Standards (International Financial Reporting Standards) as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“EU”). IFRS differs in certain significant aspects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. Additionally, this annual report includes certain non-IFRS alternative performance measures such as “Net Cash” and “Free Cash Flow”. The reconciliation of non-IFRS alternative performance measures to the most directly comparable IFRS measures is included in Exhibit 15.1. We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023.

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
On December 31, 2025, the U.S. dollar sell exchange rate in Mexico (as published by Banco de México, the Mexican central bank) was MXN17.9667=$1.00; the U.S. dollar sell exchange rate in Brazil (as published by Banco Central do Brasil, the Brazilian central bank) was BRL5.5024=$1.00; the U.S. dollar sell exchange rate in Argentina (as published by Banco Central de la República Argentina, the Argentine central bank) was ARS1,459=$1.00; and the U.S. dollar average exchange rate in Colombia (as published by Banco de la República, the Colombian central bank) was COP3,757=$1.00. Those rates may differ from the actual rates used in preparation of the company’s consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into any of these currencies.
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

•changes to applicable laws and regulations, including changes relating to tax, trade and foreign exchange matters, or the imposition of new or additional tariffs, quotas or other trade barriers or trade sanctions;
•regional or general changes in asset valuations;
•uncertainties as to the result of our iron ore exploration activities, the successful exploitation of our mines and ability to maintain iron ore and pellets product rates over time, the actually recoverable mineral resources and reserves and actual mine life, and our ability to maintain good relationships with local communities;
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

Steel demand is sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products and are also affected by national, regional or global economic conditions. For example, the surge in U.S. trade action in 2025 has created significant uncertainty in global markets and has contributed to a reduction in Mexico’s apparent steel demand, which fell by approximately 10% year-over-year in 2025. A continued downturn in economic activity would reduce the demand for steel products, which would have a negative effect on the steel industry generally and specifically on our business and results of operations. For more information on the imposition of tariffs on steel imports into the United States, see “Certain Regulatory Risks and Litigation Risks - International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales and revenues and the overall business” and for further information on the investment climate and economic activity in Mexico, see “Risks Relating to the Countries in Which Ternium Operates – Mexico - Changes in existing trade arrangements between Mexico and the United States and controversies and disputes between USMCA member countries could adversely impact Ternium’s results of operations and net results”.

Ongoing geopolitical tensions involving Iran, the United States and Israel present significant risks to the global economy. Escalation of this conflict could disrupt energy markets and increase raw material costs. These developments could adversely affect Ternium’s sales, results of operations and net results. While we monitor these risks closely, we cannot predict the duration of this conflict or its ultimate impact on our company.

A protracted fall in steel prices or price volatility would have a material adverse effect on the results of Ternium.

Steel prices are volatile and are sensitive to trends in steel demand and raw material costs, such as steel scrap, iron ore and metallurgical coal costs. Historically, the length and nature of business cycles affecting steel demand and raw material costs have been unpredictable. Steel prices have fluctuated significantly in response to market trends, costs of raw materials and world events (including, in recent years, the COVID-19 pandemic and international armed conflicts, such as the Russia-Ukraine war). For instance, U.S. prices of hot-rolled coils bottomed in 2020 at $485 per ton, peaked at $2,135 per ton in 2021, and then showed significant volatility between 2022 and 2025. A protracted fall in steel prices could result in lower revenues, adversely affecting Ternium’s operating results.

Furthermore, if raw material costs decline, the resulting reduction in steel production costs would not be immediately reflected in Ternium’s operating results as we would first consume existing inventories acquired prior to such raw material cost decrease (first in - first out accounting methodology). Similarly, we may be unable to recover, in whole or in part, increased costs of raw materials and energy through increased selling prices on steel products, or it may take considerable time to do so.

Regional or worldwide excess steel production capacity may lead to unfair trade practices in the international steel markets and/or to intense competition, hampering Ternium’s ability to sustain adequate profitability.

The steel industry is affected by economic cycles, as well as by regional or worldwide production overcapacity. Historically, the steel industry has suffered, especially during downturn cycles, from substantial overcapacity. Over the last several years, overcapacity has been particularly severe in China.

Excess steel production capacity may require several years to be absorbed by demand and, consequently, may contribute to an extended period of depressed margins and industry weakness. Unfair trade practices in the international trade of steel products tend to increase during downturn cycles and as a result of production overcapacity. Unfair trade practices may result in the imposition by some countries (that are significant producers and consumers of steel) of tariffs, antidumping and countervailing duties, or other trade measures and may cause fluctuations in international steel trade. The imposition of such trade remedies or temporary tariffs on major steel exporters in significant steel-producing countries could in turn exacerbate pressures in other markets, including those to which Ternium is exposed, as exporters target such other markets to compensate, at least partially, for the loss of business resulting from the imposition of trade remedies or tariffs. As a result, overcapacity can lead to lower sales and lower margins for Ternium and drive unfair trade practices in products that compete with Ternium’s products, diminishing our market share. While trade remedies and tariffs may mitigate the effects of unfair trade practices in some countries, such practices could shift to other markets adversely affecting Ternium’s operations and results.

China is the largest steel-producing country in the world, accounting for more than half of worldwide crude steel production, and Chinese exports of steel products to many countries, including exports to Europe, the United States and Mexico, have been subject to the imposition of antidumping and countervailing duties and other trade measures. The prolonged decline in apparent demand for finished steel products in China has been causing aggressive Chinese steel export offers, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those to which we are exposed. China’s exports of semifinished and finished steel products increased from 53 million tons in 2020 to 117 million tons in 2024 and are estimated to have expanded further in 2025. This expansion in Chinese exports caused a surge of low-priced steel imports in the Brazilian domestic steel market, adversely affecting Brazilian steel producers, including Usiminas. A downturn in global or regional economic activity could encourage unfair steel trade practices adversely affecting the steel industry and Ternium’s business and results of operations. For further information, see Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations".

Sales may fall as a result of fluctuations in industry inventory levels or disruptions in Ternium customers’ supply chains.

Inventory levels of steel products held by our customers can vary significantly from period to period, as they either draw from existing inventory or accumulate further inventory in response to market conditions and prospects. As a result, purchased volumes may be irregular. In addition, supply chain disruptions could reduce customer demand for steel products. For example, in 2021, a global disruption in the automotive industry supply chain severely affected vehicle production and, in turn, affected our steel sales due to a global shortage of semiconductors; and in 2023, disruptions in the supply chain of the Argentine industry, due to constraints in the import of raw materials and intermediate goods in a context of tight foreign exchange restrictions, negatively impacted manufacturing activity and, as a result, steel demand in the country. Fluctuations in steel inventory levels and disruptions in customers’ supply chains can temporarily affect the demand for, and price of, steel products and, accordingly, Ternium may not be able to increase or maintain its current levels of sales volume or prices.

Intense competition could cause Ternium to lose its market share and adversely affect its revenues.

The market for steel products is highly competitive, particularly with respect to price, quality and service. In both global and regional markets, Ternium competes against other global and local producers of steel products, which in some cases have greater financial and operating resources or direct and indirect governmental support. Competition could result in declining margins and lower sales. Competitors could use their resources in a variety of ways that may affect Ternium negatively, including by making additional acquisitions, implementing modernization programs, expanding their production capacity or investing more aggressively in product development, among others. To the extent that competitors become more efficient, our sales could suffer as operations confront stronger competition and could fail to preserve their current share of the relevant geographic or product markets. In addition, there has been a trend toward steel industry consolidation among competitors, and current competitors in the steel market could become larger competitors in the future. For further information on competition and investments in the steel industry, see Item 4. “Information on the Company—B. Business Overview—Competition.”

Moreover, Ternium and other steelmakers compete against suppliers of alternative materials, including aluminum, wood, concrete, plastic and ceramics. Competition from alternative materials could adversely affect the demand for, and consequently the market prices of, certain steel products and, accordingly, could affect our sales volumes and revenues.

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

Purchased slabs are a key component of Ternium’s production process. Industry consolidation and integration of slab making facilities into finished steel products have been reducing the availability of slabs in the global market. For example, ArcelorMittal gradually integrated its slab facility in Lázaro Cárdenas, Mexico, with its steel processing facilities in other locations. In addition, in 2021 it started-up a new hot-rolling mill in Lázaro Cárdenas that led to a further integration of its slab facility at that site. Furthermore, in 2023 it acquired Companhia Siderúrgica do Pecém (CSP), a Brazilian slab maker that used to be a significant supplier of slabs in the international markets.

Additionally, the wave of trade sanctions imposed by the United States, the United Kingdom, and the European Union, among other countries and international organizations, following the Russian invasion of Ukraine, against certain Russian institutions, companies and citizens, resulted in a disruption to the global supply of slabs and other inputs consumed in the steel production process. The resolution of the Russian-Ukraine armed conflict and its consequences in the global markets is still uncertain. New international sanctions against Russian steel companies or citizens could result in slab scarcity and/or increases in slab prices in the market, which could have a material adverse effect on Ternium’s business and results of operations.

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

We depend on a limited number of key suppliers for the provision of certain key inputs. For example, Ternium Argentina and Ternium Brasil purchase most of their iron ore from Vale, a Brazilian company, and Ternium Mexico is also expected to begin relying on steady iron ore supplies from Vale once its steelmaking facilities in Pesquería, Mexico, start operations. There is a trend in the industry towards consolidation among suppliers of raw materials, slabs and other inputs. We have entered into long-term contracts for the supply of some (but not all) of our principal inputs and expect that such agreements will be maintained and, depending on the circumstances, renewed. However, if any key supplier fails to deliver, or if existing contracts cannot be renewed in the future, or if applicable regulations or sanctions limit or prohibit purchases from certain suppliers, we could face limited access to certain raw materials, slabs, energy or other inputs, or could be subject to higher costs and delays resulting from the need to obtain our input requirements from other suppliers.

Risks Relating to Ternium’s Business and Growth Strategy

Past or future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.

A key element of Ternium’s business strategy is to identify and pursue growth-enhancing opportunities. As part of that strategy, Ternium regularly considers acquisitions, greenfield and brownfield projects and other significant investments. Since its formation, Ternium has acquired and made significant investments in steelmaking and steel processing assets and businesses in Argentina, Brazil, Colombia, Venezuela, Central America, Mexico and the United States, including the acquisition of Mexican steel companies Hylsamex and Grupo Imsa (now Ternium Mexico), the acquisition of the then main integrated producer of flat steel in Argentina, Aceros Paraná (which then merged with Propulsora and three other steel industry companies and is now Ternium Argentina); the purchase of Brazilian steel slab producer CSA, and the acquisition of a participation in the control group of Usiminas, Brazil’s largest flat steel producer. In addition, the company built a new industrial center in Pesquería, Mexico, and it recently completed new downstream facilities and is advancing the construction of a new steelmaking plant in this site, projects that constitute the largest expansion plan in the company’s history. For information on significant investments, see Item 4. “Information on the Company—B. Business Overview—Our Business Strategy and —Capital Expenditure Program”.

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

In addition, we may fail to find suitable acquisition targets, or to consummate our acquisitions under favorable conditions, or to successfully integrate any acquired businesses into our operations, realize expected synergies or accomplish the business objectives that were foreseen at the time of deciding any such investment. Moreover, Ternium may also acquire, as part of future acquisitions, assets unrelated to its business, and we may not be able to integrate them or sell them under favorable terms and conditions. Integration of any acquired businesses would require a significant amount of time and resources from management and employees. Finally, the existence of other minority shareholders at any acquired company, could delay or prevent us from completing our strategy or fully maximizing our combined competitive strengths. For further information, see “Risks Relating to the Structure of Ternium S.A. - Existence of other shareholders in Ternium S.A.’s subsidiaries and associates could delay or prevent us from completing our strategy.” These risks could have an adverse impact on the ongoing business and a material adverse effect on our financial condition and results of operations.

Furthermore, acquisitions may be subject to challenges or investigations by governmental authorities, including antitrust and consumer-protection authorities. The costs of complying with authorization or investigation procedures may be significant. Also, antitrust authorities are looking very closely at the effects of acquisitions and may deny authorizations, impose conditions that may result in significant costs or deprive Ternium from the advantages and expected synergies of acquisitions, or initiate investigations upon challenges brought by third parties. In addition, authorities or courts may change prior interpretations of applicable regulations or take a different view as to the application of certain requirements. In particular, in the case of acquisitions of listed companies, authorities may impose unexpected requirements that could result in incremental costs or financial obligations. For example, Ternium’s acquisition of a participation in Usiminas in 2012 was challenged as to the applicability of certain tag-along tender offer requirements, resulting in a longstanding conflict that is still pending final resolution. For further information, see “Certain Regulatory Risks And Litigation Risks -Ternium faces a significant loss contingency in Brazil in connection with its acquisition of a participation in the control group of Usiminas”, and note 25(i)(a) “Provision for ongoing litigation related to the acquisition of a participation in Usiminas”, to our consolidated financial statements included in this annual report. Challenges to acquisitions or other investments, failure to obtain, or conditions imposed for the granting of, authorizations, or differing interpretations as to applicable regulation and requirements may block or delay transactions, or significantly increase transaction costs, which could have an adverse effect on our financial condition and results of operations.

The construction of Ternium’s new steel slab facility in Mexico could be delayed and its cost could increase, if the operations of certain suppliers of heavy equipment are disrupted by geopolitical risk or our commercial relationship with them is otherwise affected, adversely impacting Ternium’s growth opportunities and profitability.

We are building new steelmaking facilities in our industrial center in Pesquería, as part of our plan to advance the continued integration of our industrial system and reinforce our position as a leading steel supplier in the region. The project is expected to be completed in the fourth quarter of 2026. For information on significant investments, see Item 4. “Information on the Company—B. Business Overview—Our Business Strategy and —Capital Expenditure Program”.

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

Ternium may be required to record a significant charge to earnings if it must reassess its goodwill, other amortizable intangible assets, investments in non-consolidated companies, property, plant and equipment and other long-lived assets, including deferred tax assets.

In accordance with IFRS, management must test our assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets subject to testing include goodwill, intangible assets, investments in non-consolidated companies, property, plant and equipment and other long-lived assets. In addition, management must test for impairment goodwill at least once a year, whether or not there are indicators of impairment. Management also must test deferred tax assets to assess its recoverability over time. IFRS requires Ternium to recognize a charge in an amount equal to any impairment.

We review periodically the recoverability of our investments. As of December 31, 2025, goodwill in connection with our Mexican subsidiaries amounted to $662 million and the carrying value of our investment in non-consolidated companies amounted to $563 million. If Ternium’s management determines in the future that the goodwill from its acquisitions, its investments in non-consolidated companies or the carrying value of its property, plant and equipment and other long-lived assets are impaired or if deferred tax assets are not recoverable, Ternium will be required to recognize a charge against earnings, which could materially adversely affect our results of operations and net worth.

In the past, Ternium recorded impairment charges several times. More recently, for example, in the fourth quarter of 2025, we recorded a $19 million impairment charge of certain mining and fixed assets from Las Encinas. For further information on impairment charges, see notes 4(e)(2) and 4(f) to our consolidated financial statements included in this annual report.

In the third quarter of 2025, we assessed the recoverability of Usiminas’ accumulated deferred tax assets and recognized a $405 million write-down of such deferred tax assets as an income tax charge. In addition, in the fourth quarter of 2025, we assessed the recoverability of Las Encinas’ accumulated deferred tax assets and recognized a $23 million write-down of such deferred tax assets as an income tax charge. For further information on deferred tax assets write-downs, see note 11 to our consolidated financial statements included in this annual report.

Any further write-downs to or revaluation of Ternium’s assets or investments could have a material adverse effect on Ternium’s results of operations or net worth.

If Ternium does not comply with laws and regulations designed to combat corruption in countries in which it sells its products, it could become subject to fines, penalties or other sanctions and to private lawsuits, which may adversely affect Ternium’s sales and profitability.

We conduct our business in certain countries known to experience governmental corruption. Although Ternium is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that employees, representatives, associates or other persons may take actions that violate applicable laws and regulations that generally prohibit the offering or making of improper payments to any individual, including government officials, for the purpose of obtaining an undue benefit or undue advantage or keeping business, including laws relating to the 1997 Organization For Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business

Transactions such as the U.S. Foreign Corrupt Practices Act and other anti-corruption laws adopted by the main countries in which we operate (including Mexico, Argentina, the United States, Brazil and Colombia), which impose strict criminal liability on companies for corrupt practices undertaken by their employees or representatives. In addition, we cannot give any assurance that we will detect all illegal activity that may have been conducted before the acquisition at any acquired business, and which may result in successor liability or losses for Ternium.

Labor disputes could result in work stoppages and disruptions to Ternium’s operations negatively impacting our results.

A substantial majority of Ternium’s employees at its manufacturing subsidiaries are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to or during the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or, occasionally, during other periods for other reasons. Ternium’s subsidiaries could also suffer plant stoppages or strikes if they were to implement cost reduction plans. From time to time, we take measures to increase competitiveness, and none of the measures taken in the past have resulted in significant labor unrest. However, we cannot assure that the labor situation will remain stable or that future measures will not result in labor actions against Ternium companies.

Labor conflicts in Mexican mining companies remain a concern, in some cases stemming from disputes over profit-sharing, known as PTU (Participación de los Trabajadores en las Utilidades), after the introduction in recent years of certain regulatory reforms. While Ternium’s mining companies have not been subject to strikes, the possibility of labor conflicts cannot be ruled out if, for example, profitability declines and PTU-related payments weaken.

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

Cybersecurity threats could have a material adverse effect on Ternium’s business and results of operations.

Ternium relies on information technology and operational technology systems to run its business and manufacturing operations. Digital technologies have an increasingly significant role across the business. Although we devote significant resources to protect our systems and data, and periodically monitor external developments and available information on threats and security incidents, we have experienced and we expect to continue to experience cybersecurity threats and incidents, including actual or potential unauthorized access to data and systems, attempts to compromise credentials or firewall infrastructure, malware and ransomware, loss or destruction of data, computer viruses, or other malicious code, phishing, spoofing and/or other cyberattacks. Cybersecurity threats and incidents often arise from numerous sources, many of which fall beyond our control, such as fraud or malice from third parties, including fraud involving business email, failures of computer servers or other accidental technological failure, electrical or telecommunication outages and may target us or our service providers.

Cybersecurity threats and incidents, such as phishing attacks, attempts to compromise user credentials, attempts to compromise firewall infrastructure, fake websites, impersonation and whaling, continued to increase throughout 2025 in number and sophistication. Experts agree that cyberattacks are increasing in sophistication and frequency, partly attributable to the rise in artificial intelligence, and call for a global response to cybersecurity threats, and regulators are placing increased focus on cybersecurity and its effects.

Cyber ecosystem risk is becoming more problematic. According to the World Economic Forum’s 2025 Global Cybersecurity Outlook, weaknesses in supply chains are the biggest threat to cybersecurity mainly because companies often lack visibility into suppliers that may adopt lower security standards, spreading risks across the entire system. In addition, geopolitical tensions and the rise of artificial intelligence are introducing new and more sophisticated risks. Regulations vary widely across countries, including requirements relating to the safeguarding, processing, and cross‑border transfer of personal information and notifications of security incidents. Compliance obligations may increase over time and result in additional costs; non‑compliance or a significant incident could result in governmental investigations, fines, penalties, or other sanctions. At the same time, the shortage of skilled cybersecurity professionals has become increasingly acute, particularly in relation to emerging technologies, such as artificial intelligence.

During 2025, we have not experienced any cybersecurity incident impacting business-critical IT systems that has had a material adverse effect on our financial condition or results of operations.

In this context, we continue to seek to improve cybersecurity controls, processes and procedures to monitor, detect, evaluate and respond to hacking, malware infection, cybersecurity compromise and other risks. In addition, we carry out cybersecurity awareness and ethical phishing campaigns aimed at protecting us against cyber threats. Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems and measures that we have put in place to prevent or limit the effects of cyber incidents or attacks and the mitigation actions adopted in connection with such attacks will be sufficient to prevent or detect such incidents or attacks, or to avoid a material adverse effect on our systems. While we continue to attempt to mitigate these risks, there remains the risk of additional known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks.

The circumvention or breach of Ternium’s systems and measures for protecting against cybersecurity risks could result in disruptions to its business and operations (including but not limited to, defective products, production downtimes or loss of productivity), access to financial reporting systems, loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including intellectual property and customer data), as well as damage to its reputation with customers and the market, failure to meet customer requirements, customer dissatisfaction and/or regulatory fines and penalties (including for inadequate protection of personal data and/or failure to notify the competent authorities for such breach) or other financial costs and losses.  In addition, failure to adequately and timely monitor and evaluate our hardware and software systems and applications to prevent or manage technology obsolescence risks may result in increased costs, operational risk of service failure, and the loss of technology competitiveness and reputation.

Our dependence on third parties for certain services and technologies increases our exposure to cybersecurity and business interruption risk. Compromise of a supplier, contractor, cloud or software provider, or other external partner could adversely affect our systems or data, even if our own defenses are not directly breached. We may not always have the ability to prevent or mitigate such third‑party incidents.

In addition, given that cybersecurity threats are increasing in frequency and sophistication, and techniques change rapidly, we may be required to devote additional resources in the future to enhance our protective measures or to investigate and/or remediate any cybersecurity vulnerabilities and there can be no assurance that our efforts will be sufficient to prevent or detect all threats or to avoid material adverse effects on our business, results of operations, cash flows, or financial condition. Ternium does not currently maintain cybersecurity insurance and the property damage and general liability insurance Ternium carries may not cover damage arising or resulting from cyber events or may not be adequate to cover all losses. Moreover, any investigation of a cyberattack would take time before completion, during which Ternium would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before being duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of any cyberattack).

Furthermore, in response to the increase in the number and sophistication of ransomware attacks, regulatory agencies in the U.S. and other jurisdictions have implemented regulations to prevent victims from making ransomware payments and to deter third parties from facilitating or processing such payments to cyber actors, which could limit our ability to respond to certain attacks (such as ransomware attacks) in the manner we might otherwise consider..

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

The communities surrounding our main operation sites in Argentina, Brazil and Mexico are vulnerable to flooding due to extreme weather events. For example, in the past, certain operations in Brazil and Argentina experienced intense rainfall affecting personnel access to the facilities. In addition, Mexico has experienced both intensified drought and episodes of extreme rain tied to tropical systems, each challenging access and logistics. As Ternium Mexico’s facilities are located in water stressed areas, its operations in the country could be affected by water shortages and/or increased water costs, including as a result of measures taken by local governments to prevent or deal with critical situations caused by severe droughts. For example, in response to severe droughts affecting the Monterrey metropolitan area in 2022, authorities imposed emergency measures to protect drinking water supply and suspended new freshwater use concessions.

Extreme weather conditions can also disrupt Ternium’s supply chain. For example, in 2024, Hurricane Beryl disrupted vessel traffic at the Port of Brownsville by diminishing the water level at the port. This negatively affected the supply of slabs to Ternium’s processing facilities in Mexico for approximately two months, which in turn impacted our shipments of finished steel products.

Extreme weather events and natural disasters could result in damage to property, delays in production or shipments and, in extreme cases, death or injury to persons. Any of the foregoing could create liability for Ternium.

Changing weather patterns may prompt governments to introduce regulations that limit access to critical resources. For example, in Mexico, in December 2025, a new law was enacted that resulted in significant changes to the management and distribution of water, including restrictions on the transfer of water concessions. The Mexican government has also launched a national plan to tackle water scarcity that, among other initiatives, is reviewing water concessions. Although these measures did not have a significant impact on Ternium’s operations to date, future changes to water allocation or pricing in Mexico, or elsewhere, could adversely affect Ternium’s operations and financial condition.

Additionally, the effects of climate change, such as changes in precipitation patterns, sustained high temperatures and heat waves, and rising sea levels may result in increased operating costs or capital expenditures, due to supply shortages or damage to facilities, personnel evacuation, increased insurance premiums or reduced availability of insurance, decreases in revenue derived from lower sales, the potential for power reliability constraints during heat events resulting in disruption of operations or lower production levels, negative impact on workforce and write-offs and/or early retirement of assets, all of which could adversely affect our financial condition, results of operations and cash flows.

Although Ternium maintains business interruption, property damage and general liability insurance, the amount of insurance is contingent upon the specific type of climate risk involved and may be less than the related loss.

Risks Relating to the Mining Activities

Ternium Mexico has equity interests in two iron ore mining companies located in Mexico: a 100% interest in Las Encinas and a 50% interest in Consorcio Peña Colorada S.A. de C.V. ("Consorcio Peña Colorada"). In addition, Usiminas holds a 70% equity interest in Mineração Usiminas, a mining company located in Brazil. For information related to the risks of doing business in Mexico and Brazil see “Risks Relating to the Countries in Which Ternium Operates”. In addition, Ternium’s mining activities are subject to the following risks:

Operational accidents and unexpected natural catastrophes may damage the environment, destroy properties and affect production or cause injuries and death, which would adversely impact Ternium’s operations and profitability, and result in material liabilities.

Las Encinas, Consorcio Peña Colorada and Mineração Usiminas carry out extractive, processing and logistical operations. Liabilities associated with such mining activities include those resulting from tailings and sludge disposal, effluent management, iron ore pulp and fines transportation, and rehabilitation of land disturbed during the mining processes. The operations involve the use, handling, storage, discharge and disposal of hazardous substances and bulk material, and the use of natural resources. The iron ore mining industry is generally subject to significant risks and hazards, including environmental pollution, such as spilling or emissions of polluting substances or other hazardous materials; operational incidents, such as open-cut pit wall failures, rock falls, tailings dam breaches or incidents from the storage, transportation or use of explosives; transportation incidents, involving mobile equipment or machinery, slurry pipes and cable transportation; and may also be subject to unexpected natural catastrophes including heavy rain and hurricanes and, in Mexico, high seismic activity. This could result in environmental damage, damage to or destruction of properties and facilities, personal injury or death, and delays in production. For example, in January 2022, unusually heavy rains damaged internal roads and drainage systems, affecting Mineração Usiminas’ iron ore production and shipments during that month.

Tailings dams at our mining operations meet the strictest international seismic standards. However, additional investments may be approved and implemented if deemed necessary based on observations or recommendations from our own assessments or from leading consultants engaged periodically. Notwithstanding the foregoing, we cannot guarantee that failures or breaches will not occur in any tailings dam even when meeting the strictest international seismic standards. For further information, see Item 4. “Information on the Company - B. Business Overview - Mining”.

Mineração Usiminas, Las Encinas and Consorcio Peña Colorada may also be subject to claims under federal and local laws and regulations for air pollution, toxic torts, natural resource damages and other damages, as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Claims for damages and reclamation may arise out of current or former conditions at sites that Ternium owns, leases or operates or at inactive sites that it currently owns, leased-land sites and third-party waste disposal sites. We may be held responsible for other sites in the future. Ternium also could be subject to litigation for alleged bodily injuries arising from claimed exposure to hazardous substances allegedly used, released, or disposed of by Ternium. Environmental damages caused by mining operations may result in costs and liabilities that could materially and adversely affect Ternium’s margins, cash flow and profitability. Third-party claims based on environmental or physical damage may exceed the limit of liability of the insurance policies that Ternium may have in place.

Governmental concessions could be subject to changes or termination; permits and rights of use and occupancy could be difficult to obtain or maintain and taxes or royalties applicable to the mining industry could increase, all of which could adversely affect Ternium’s mining activities and operating costs.

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

In 2023, a reform to the Mexican Mining Law, National Waters Law, and related environmental statutes tightened requirements across the mining life cycle, including: awarding concessions exclusively through public bidding; shortening concession terms; mandating prior consultation with Indigenous and Afro‑Mexican communities; imposing additional closure, tailings, and financial assurance obligations; and strengthening cancellation, transfer, and collateral rules. Although such reforms have not had a significant impact on Ternium’s mining operations in Mexico, future regulatory changes may adversely affect Ternium’s operations and financial condition, the full impact of which we cannot assess or predict.

Iron ore exploration and exploitation concessions in Brazil and Mexico as well as water concessions in Mexico may be revoked if the competent government authorities determine that mining companies have not complied with their obligations under the respective concession terms and agreements. If the security situation in Mexico worsens in its mining areas, Ternium may be unable to comply with the requirements to maintain its mining concessions.

Furthermore, the exploration and exploitation of mines require securing rights to use and occupancy of surface land. Although regulations frequently include mechanisms intended to facilitate access to such rights, in some cases it may be difficult to reach and maintain agreements with native or local communities or landowners, or such agreements may be excessively onerous.

If Las Encinas, Consorcio Peña Colorada or Mineração Usiminas cannot secure surface rights on acceptable terms, their mining activities may be compromised.

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

Exploration activities are highly speculative, involve substantial risks and may be unproductive. Ternium may incur substantial exploration costs that may not yield the expected results. Failure to find sufficient and adequate ore resources could adversely affect our business. In addition, even if ore deposits are discovered, exploitation activities may be delayed for a long time during which market conditions may vary. Significant resources and time must be invested to establish ore resources through exploration, define the appropriate processes, obtain environmental licenses, concessions and permits (including water usage permits), acquire land, build the necessary facilities and infrastructure for greenfield projects and obtain the ore or extract the metals from the ore. If a project is not economically feasible by the time it can be exploited, we may incur substantial write-offs.

Inability to complete activities required to maintain iron ore and pellets production rates over time could negatively affect the mining segment’s net sales.

Mining requires continuous investment and activities to sustain production rates such as the design of mining projects, the granting of environmental permits, the development of iron ore reserves and/or tailings dams, and the successful execution of civil works. For example, Mineração Usiminas must construct dry stacking deposits, which involve securing permits for new stockpile areas and filtered waste facilities. Similarly, Consorcio Peña Colorada is required to develop a dry stacking facility.

In addition, a large share of Mineração Usiminas’ iron ore reserves and resources are made of an iron ore quality called “Compactos”, which cannot be processed in its current facilities or may be processed at substantially lower rates.

Processing “Compactos” iron ore at a rate similar to or higher than current processing rates, would require significant capital expenditures in new equipment and facilities. If Mineração Usiminas does not approve or fails to timely develop the project, or fails to obtain the required governmental approvals or to secure key supply agreements on reasonable terms, including for logistics and energy services, Mineração Usiminas’ iron ore shipments will stop once the reserves of other iron ore qualities are depleted.

If Las Encinas, Consorcio Peña Colorada or Mineração Usiminas are unable to complete activities required to maintain iron ore production rates over time, the mining segment’s net sales and operating results could be negatively affected.

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

Difficulties or disturbances in the relationship with local communities may adversely affect Ternium’s mining activities and results of operations, and increasing violence and crime in Mexico could result in temporary or even permanent shutdown of our Mexican mining operations.

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

Mexico

In the past, Ternium’s mining operations in Mexico have faced actions by certain native or local communities demanding higher compensation or other benefits, and some seeking to stop mining activities. Although attempted legal actions have not succeeded, under Mexican law judges can preemptively suspend environmental or other permits or concessions and take certain other measures to protect the “ejidos” (land jointly owned by native communities) until the claim is resolved. An adverse court decision suspending or revoking permits, or a blockade or occupation of our facilities, could adversely impact Ternium’s mining activities and results of operations.

In recent years, violence in Mexico has intensified, including in the region where Ternium’s mining operations are located. In the municipality of Aquila, where Las Encinas carries its main mining operations, security has worsened due to criminal groups seeking territorial control and the exploitation of economic resources. In addition, in 2022, a long-standing internal dispute between two differentiated groups of a native community prevented the election of community representatives and stirred a great deal of turmoil. In January 2023, two main community leaders went missing, which triggered a still ongoing investigation by the Attorney General’s office. The ensuing crisis forced Las Encinas to keep its main mining operation idled during the first half of 2023. Similarly, the Jalisco area, where Consorcio Peña Colorada operates, is not exempt from the presence of criminal groups and, consequently, security has also deteriorated in such region.

If violence and conflict persist or escalate in the regions where Ternium has its mining operations, Ternium’s mining activities in Mexico may be partially or totally suspended, or even permanently shut down.

Risks Relating to the Structure of Ternium S.A.

Changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results.

Ternium is subject to tax laws in multiple jurisdictions where it operates. The integrated nature of Ternium’s worldwide operations can give rise to conflicting views from tax authorities as to the allocation of taxable profits among jurisdictions, including in relation to transfer pricing. Most of the jurisdictions in which Ternium operates have adopted double tax treaties, which provide a framework for mitigating the risk of double taxation on Ternium’s results. However, in cases of double taxation, outcomes remain uncertain due to potential divergent interpretations across jurisdictions, and the available dispute resolution mechanisms to address conflicting claims can be very lengthy.

In recent years, tax authorities have increased their scrutiny of corporate tax filings. Following the 2015 OECD Base Erosion and Profit Shifting (BEPS) Action Plan addressing issues of base erosion transparency, coherence and substance, most of the countries in which Ternium operates implemented anti‑avoidance measures and enhanced transparency rules.

In the European Union the Anti-Tax Avoidance Directive, or ATAD, was adopted in 2016, followed by ATAD II, aimed at preventing tax avoidance and ensuring that taxes are paid where profits are generated and economic activities take place.

In 2019, the OECD launched a two-pillar initiative aimed at addressing profit shifting through a global tax framework. Pillar One seeks to allocate taxing rights to jurisdictions where consumption takes place, while Pillar Two introduces a global minimum taxation standard, as well as new tax dispute resolution processes. Pillar One remains under discussion and its implementation timeline is uncertain. The European Union adopted in 2022 the Pillar Two directive, introducing a global minimum taxation regime for multinational groups, which became effective for Ternium in 2024. The United States, in 2025, withdrew its support for the OECD Global Tax Deal, rejecting key provisions of the agreement.

Ternium’s interpretation of tax laws may differ from those of tax authorities. Adverse determinations may result in additional taxes, penalties or interest, negatively affecting our profitability and financial condition. Significant uncertainty remains as to the adoption of new regulations that might result from ongoing initiatives like those launched by the OECD and the EU in relation to international taxation that may increase effective tax rates, compliance costs, and controversy risk, and could negatively impact our financial condition, results of operations and cash flows.

Dividend payments depend on the results of operations and financial condition of Ternium S.A.’s subsidiaries and could be affected by legal, contractual or other limitations or tax changes.

Ternium S.A. is a holding company and conducts its operations through subsidiaries. Dividends or other intercompany transfers of funds from those subsidiaries are Ternium S.A.’s primary source of funds to pay expenses, debt service and dividends and to repurchase shares or ADSs.

The ability of our subsidiaries to pay dividends and make other payments to shareholders will depend on their results of operations and financial condition. If earnings and cash flows of our operating subsidiaries are substantially reduced, Ternium S.A. may not be in a position to meet its operational needs or pay dividends. In addition, dividends and other payments could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the transfer of money to foreign accounts or the payment of dividends, and agreements and commitments of such subsidiaries. For example, Argentine regulations have significantly impaired Ternium Argentina’s ability to transfer dividends abroad and, therefore, since 2022 Ternium Argentina has resorted to the payment of dividends in kind using U.S. dollar-denominated Argentine sovereign bonds and other securities. For information on exchange controls in Argentina, see note 30(i) “Foreign exchange restrictions in Argentina” of Ternium’s audited consolidated financial statements included in this annual report; and “—Risks Relating to the Countries in Which Ternium Operates – Argentina: Exchange controls in Argentina could negatively impact Ternium Argentina’s operations, preventing Ternium from importing raw materials, paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market”.

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

As of February 27, 2026, San Faustin beneficially owned 65.03% of Ternium S.A.’s share capital and Tenaris, which is also controlled by San Faustin, held 11.46% of Ternium S.A.’s shares and voting rights. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, (RP STAK), holds voting rights in San Faustin sufficient in number to control San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of Ternium S.A.’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interest of other shareholders. In addition, Ternium S.A.’s articles of association permit its board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, Ternium S.A.’s controlling shareholder may cause its board of directors to approve in certain cases an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest. See “Risks Relating to Ternium S.A.’s ADSs – Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

Existence of other shareholders in Ternium S.A.'s subsidiaries and associates could delay or prevent us from completing our strategy.

Ternium S.A. does not own 100% of the interests in certain of its subsidiaries. As of February 27, 2026, 26.0% of Ternium Argentina was held by the Administración Nacional de la Seguridad Social, or ANSeS, Argentina’s governmental social security agency, and 11.4% was publicly held. In addition, 23.9% of Usiminas’ ordinary shares and 98.1% of its preferred shares were publicly held. Furthermore, Ternium holds a 51% ownership interest in Tenigal (with NSC holding the remaining 49%); a 50% equity interest in Consorcio Peña Colorada (with ArcelorMittal holding the remaining 50%); and a 48% equity interest in Techgen. The existence of other shareholders in these companies could prevent Ternium from taking actions that, while beneficial to the company, might not be beneficial to each relevant subsidiary or associate considered separately. As a result, Ternium could be delayed or prevented from completing its strategy or fully maximizing its competitive strengths.

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

Ternium’s results of operations are subject to the risks of doing business in emerging markets, principally in Mexico, Brazil and Argentina, and have been, and could in the future be, affected from time to time to varying degrees by economic, political, social, regulatory and legal developments, such as nationalization, expropriation, or forced divestiture of assets; restrictions on production, domestic sales, imports and exports; travel or trade bans; interruptions in the supply of essential energy inputs; restrictions on the exchange or transfer of currency; inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; or other events, including wars and other international conflicts, natural disasters, chronic climate changes and public health epidemics; civil unrest and local security concerns that threaten the safe operation of its facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract rights; and delays or denial of governmental approvals. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected countries and, depending on their materiality, on the results of operations and financial condition of Ternium as a whole.

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

Political, economic and social conditions, and increased government intervention in Mexico could negatively impact Ternium’s business and results of operations.

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

During 2024, the Mexican Congress approved constitutional reforms aimed at restructuring the judicial system and increasing state control over key sectors, including energy, telecommunications, and natural resources. The implementation and interpretation of these reforms, as well as any related legislative or regulatory actions, may create uncertainty for businesses operating in Mexico. It is uncertain whether the Mexican federal government or its decentralized agencies will introduce further energy market reforms or adopt measures that could adversely affect the Mexican economy, our operations and the operations of Techgen, which supplies electricity for most of our Mexican operations. Certain reforms in areas such as labor and environmental policy have been flagged as potential risks to the operating climate, and investment projects in sectors including energy and telecoms face delays amid uncertainty over reform rollouts. In addition, security conditions and logistics pose additional operational risks.

A deterioration in Mexico’s economy, the re-emergence of social instability or political unrest, increased government intervention, exchange-rate and financial market volatility, energy supply constraints, or other adverse political, economic or social development, could adversely affect our business, results of operations, financial condition or liquidity. Adverse economic conditions in Mexico could also result in higher inflation and interest rates coupled with reduced opportunities for funding or refinancing, reduced domestic consumption of our products, decreased operating results and delays in the completion of ongoing and future capital expenditures.

Violence and crime in Mexico could negatively impact Ternium’s business and operations.

Mexico continues to face high levels of violent crimes. Security issues could affect our day-to-day operations and could also result in an economic slowdown, reducing domestic demand for Ternium’s products and thereby adversely affecting our business. A deterioration of the security situation or an increase in violent crimes could result in significant obstacles or additional costs to the implementation of our growth plans in Mexico, including delays in the completion of capital expenditures. Notably, the regions where Ternium’s mining operations are located remain subject to a high level of violent crime, which has resulted in a continued deterioration of security conditions in the region. For more information on the events affecting our mining operations in Mexico, see “– Risks Relating to Ternium’s Mining Activities – Difficulties in relationships with local communities may adversely affect Ternium’s mining activities and results of operations, and increasing violence and crime in Mexico could result in temporary or even permanent shutdown of Ternium’s Mexican mining operations.”.

Changes in existing trade arrangements between Mexico and the United States and controversies or disputes between USMCA member countries could adversely impact Ternium’s results of operations and net results.

Mexico maintains a significant trade relationship with the United States through the USMCA, which over time has fostered regional supply-chain integration contributing to Mexican economic growth. However, a wave of U.S. trade measures against several of its trading partners in 2025, including Mexico, has created significant uncertainty.

Early in 2025, the U.S. government imposed a 25% tariff under Section 232 of the Trade Expansion Act on virtually all steel and steel derivative imports, revoking previously negotiated country-specific exemptions and quota arrangements. Section 232 of the U.S. Trade Expansion Act authorizes the imposition of trade measures on imports of certain goods that are considered to threaten national security. In June 2025, the U.S. government increased Section 232 tariffs on steel products and a wide range of derivative steel products from 25% to 50%.

The U.S. also expanded Section 232 measures beyond steel. In April 2025, the U.S. government imposed a 25% Section 232 tariff on imported automobiles manufactured outside the United States, also covering critical auto parts, including engines, transmissions, powertrain components, and electrical systems, and in November 2025 imposed a 25% Section 232 tariff on imported medium- and heavy-duty tracks and their parts and a 10% tariff on buses. Vehicles and parts that meet USMCA requirements are subject to this tariff only on their non-U.S. content and for auto parts, the tariff will apply once the government implements a formal process to exempt U.S.-origin content. Mexico is the seventh largest vehicle manufacturer worldwide, and a large share of Mexican manufactured vehicles are sold into the U.S. market. These measures could make U.S. produced steel more attractive for Ternium’s industrial customers in Mexico and could adversely affect demand for Ternium’s steel products in the country.

In addition, in 2025, the U.S. government imposed tariffs under the International Emergency Economic Powers Act (IEEPA), on those products imported from Mexico and Canada that do not meet USMCA preferential rules of origin and on a wide range of imported goods from various other jurisdictions. These tariffs were rescinded on February 24, 2026, following a U.S. Supreme Court decision invalidating the use of the IEEPA to authorize these tariffs. On that same date, the U.S. government implemented a new, temporary, 10% global tariff on all countries pursuant to Section 122 of the Trade Act of 1974.

In March 2026, the U.S. government announced investigations under Section 301(b) of the Trade Act of 1974 into alleged unfair trade practices and excess production by Mexico and 15 other jurisdictions. If the investigation finds that the jurisdiction engaged in unfair trade practices, the United States Trade Representative has the authority to impose tariffs, among other measures.

This surge in U.S. trade measures and its associated unpredictability is affecting market prices and dynamics, supply chains and cost structures and, together with other potential trade measures, could result in a prolonged or escalated trade conflict.

Moreover, the first USMCA joint review is scheduled for July 1, 2026, allowing the three member countries to assess the agreement and propose revised terms. Unless the parties agree to an extension, the USMCA would expire in 2036. The parties have already engaged in preliminary consultations to identify priorities, resolve trade differences, and submit joint strategies before the formal joint review begins. Amendments to, or the termination of, current trade agreements between Mexico and the United States could materially and adversely affect Ternium’s shipments, results of operations and financial condition.

The introduction of U.S. tariffs on Mexican exports has reduced competitiveness of Mexican products in the U.S. market, adversely affecting several of Ternium’s customers and, consequently, Ternium’s steel shipments in the country. In addition, uncertainty surrounding trade rules and the status and results of the USMCA 2026 review process has discouraged foreign investment in Mexico. In this context, Mexico’s apparent steel demand decreased by approximately 10% year-over-year in 2025.

Should the United States and Mexico fail to reach a new trade agreement on reasonable terms, economic activity in Mexico could be further weakened, negatively impacting Ternium’s business and financial condition.

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

Economic and political conditions in Argentina, which on several occasions resulted in economic uncertainties and recession, may adversely affect Ternium’s business, financial condition and results.

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

Critical reforms, including tax reforms, are required to modernize the regulatory framework and strengthen competitiveness. It remains uncertain whether such reforms will be implemented and whether they would achieve their intended effects.

Argentina confronts a demanding debt maturity schedule alongside limited international reserves at the Central Bank. While the country has benefited from external support, including the International Monetary Fund’s Extended Fund Facility and swap arrangements with the United States and China, adverse political or economic developments could impair the country’s capacity to refinance its debt, which could significantly worsen Argentina’s economic conditions.

Ternium’s business and results of operations in Argentina could be adversely affected by rapidly changing economic, political and social conditions in Argentina, or by the Argentine government’s policy response to such conditions.

Inflation may undermine economic growth in Argentina and impact Ternium’s costs, thereby adversely affecting its results of operations and financial position.

Argentina has a history of high and volatile inflation rates, which in the past, have undermined the Argentine economy and the government’s ability to stimulate economic growth. Consumer price inflation in Argentina, as reported by INDEC, the Argentine statistics and census bureau, was 211% in 2023, 118% in 2024 and 32% in 2025. A high inflation economy has undermined and could continue to undermine Argentina’s foreign competitiveness in international markets and negatively affect economic activity and employment levels. Argentine inflation rate volatility makes difficult to predict the extent to which future economic conditions may impact the activity levels and results of operations of Ternium Argentina.

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

In 2023, a federal tax agency resolution limited several taxpayers’ ability to request tax credit refunds. Consequently, Ternium Argentina started to systematically accumulate value added and income tax credits, which reached $154 million, as of December 31, 2024. Although such resolution was repealed early in 2025, and Ternium Argentina has been able to gradually reduce such tax credits, we cannot ensure that the federal tax agency will not adopt similar resolutions or measures in the future having the effect of collecting taxes in excess of applicable tax rates, thus increasing Ternium Argentina’s tax burden. As of December 31, 2025, accumulated value added and income tax credits amounted to $26 million.

Other federal, provincial and municipal taxes on Ternium Argentina’s operations have been imposed or increased over the last years, including the introduction of a tax on dividend distributions, which is still effective, and the introduction of a tax on the purchase of foreign currency for the payment of imports of certain raw materials and intermediate goods, which was subsequently lifted in December 2024. Moreover, the Municipality of Ramallo, where Ternium Argentina’s San Nicolás unit is located, has repeatedly increased the safety and hygiene supervision levy to levels that Ternium believes were disproportionate to the services actually provided.

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

From time to time, Argentina has taken measures to reduce the volatility of the ARS/$ exchange rate and has implemented formal and informal restrictions on capital inflows and outflows. Between September 2019 and December 2023, the government imposed significant restrictions on foreign exchange transactions. The Milei administration has lifted many of the restrictions and further deregulation is expected. However, as of the date of this annual report the scope and timing of pending changes towards a more flexible foreign exchange regime remain unknown. For more information on our foreign exchange restrictions in Argentina, see note 30(i) “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

Foreign exchange controls currently restrict companies from purchasing and transferring foreign currency abroad for saving purposes, limiting Ternium Argentina’s ability to hold excess cash reserves in foreign bank accounts. Accordingly, Ternium Argentina holds its cash and financial investments in the Argentine financial system. As of December 31, 2025, Ternium Argentina’s cash and cash equivalents and other investments amounted to $803 million, a large portion of which consisted of U.S. dollar-denominated sovereign bonds issued by the Argentine government and payable in U.S. dollars. In the past, Argentine sovereign bonds showed a significant level of volatility.

In the past, Argentine authorities limited the import of goods and services by controlling the access to the foreign exchange market, negatively affecting the operations of Ternium Argentina, its customers and suppliers. Although such restrictions have been lifted by the current administration, Ternium cannot assure that imports of goods or services are not limited or conditioned again in the future, which would adversely affect Ternium’s sales and net results.

Access to the official exchange market is permitted for payment of dividends out of results for fiscal years as of 2025. However, access to the official exchange market for dividend payments out of results for fiscal years preceding 2025 continues to require prior Argentine Central Bank approval, which is seldom, if ever, granted.

If the current administration does not further relax currency controls or if currency control systems are tightened or reinstated, local demand for steel products and/or Ternium Argentina’s operations or sales could be adversely affected, Ternium Argentina could be exposed to the risk of losses arising from fluctuations in the ARS/$ exchange rate, and Ternium Argentina’s ability to make payments to foreign suppliers or creditors (which could disrupt Ternium Argentina’s operations), pay dividends or royalties abroad, or fund investments or other activities offshore could be impaired.

Brazil

Ternium has significant manufacturing operations and assets located in Brazil and holds a majority stake in the control group of Usiminas, one of Brazil’s leading steel producers. Ternium also owns Ternium Brasil, a company that has a slab making facility in Rio de Janeiro and exports most of its production, primarily to other Ternium subsidiaries. Ternium’s results and net worth could be materially and adversely affected by economic, political, social, fiscal and regulatory developments, as well as security concerns in Brazil.

Changing economic policies and political conditions in Brazil, which on several occasions in the past resulted in economic uncertainty, recession and political instability, may occur in the future, thereby adversely affecting Ternium’s business results and financial condition.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government, including changed monetary, taxation, credit, tariff and other policies to influence the course of the country’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved hikes in interest rates, wage and price controls, foreign exchange controls and devaluation, freezing of bank accounts, capital controls and restrictions on imports. Such policies may adversely affect our results of operations, net worth and financial condition.

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

Taxes on Brazilian companies have been increasing over time; a further increase of the tax burden could adversely affect Ternium’s results of operations, net results and financial condition.

Brazilian companies operate within a complex and evolving tax environment characterized by frequent regulatory changes and high compliance costs. Over recent years, the overall tax burden on corporations in Brazil has steadily increased, driven by adjustments in federal, state, and municipal tax regimes.

Changes in tax laws and regulations at federal, state and municipal level, such as the ongoing tax reform debates and recent legislation imposing a tax on dividends, can result in increased tax liabilities and compliance costs, creating uncertainties for businesses.

In recent years, the government of the Rio de Janeiro state, where Ternium Brasil’s plant is located, has implemented measures that have effectively increased the tax burden on businesses, particularly through adjustments in the ICMS (Imposto sobre Circulação de Mercadorias e Serviços), service taxes, and sector-specific levies. These changes reflect the state’s efforts to address fiscal imbalances and generate additional revenue. A further increase in taxation at the state level could materially and adversely affect Ternium’s results of operations and net results.

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

Ternium cannot predict whether future legislation, or any new tax regime or reform could result in a further increase of the tax burden on its operations in Brazil, which would adversely affect Ternium’s results of operations, net results and financial condition.

Inflation may undermine economic growth in Brazil and impact Ternium’s costs, which could adversely affect its results of operations and financial position.

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

Ternium is party to a longstanding lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Ternium Investments, Ternium Argentina, and Tenaris’s subsidiary, Confab, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition or BRL28.8 and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

The first court dismissed CSN’s lawsuit in September 23, 2013, the court of appeals affirmed the first court’s decision in February 2017 and the Superior Court of Justice (SCJ) rejected CSN’s appeal in March 2023, but, in June 2024, the SCJ reversed by majority its 2023 decision, ordering Ternium Investments, Ternium Argentina and Confab to pay CSN an indemnification in connection with the acquisition by the T/T Group of a participation in Usiminas in January 2012, allowing CSN to keep its Usiminas shares. In August 2024, the T/T Group filed a motion for clarification against the SCJ decision, which was partially denied and partially granted in December 2024. The SCJ amended the monetary adjustment mechanism and capped attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in the claim. During 2025, Ternium filed a number of appeals, including appeals to the Supreme Federal Tribunal. The Company cannot predict the ultimate resolution on the matter. For further information see note 25(i)(a) “Provision for ongoing litigation related to the acquisition of a participation in Usiminas”, to our consolidated financial statements included in this annual report.

International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales and revenues and the overall business.

International trade-related administrative proceedings, legal actions and restrictions pose a constant risk for international operations and sales throughout the world. Our steel processing activities require steel products, including significant quantities of steel slabs, from different foreign steel suppliers for our operations in Mexico, Colombia, Argentina and Brazil. These countries may impose or increase duties on steel products imports, thereby increasing Ternium’s production costs.

On the other hand, trade liberalization, including through free trade agreements and government policy, can reduce certain input costs and increase access to foreign markets. However, greater trade liberalization in the domestic markets in which we participate increases competition. For example, during 2024, the Argentine government took several measures to streamline the import of goods, which resulted in an increase of unfairly traded imports of manufactured products affecting Ternium’s customers in the steel value chain.

International markets have faced heightened uncertainty in 2025 amid significant shifts in the global trade framework, especially those originating in the United States. This situation has particularly affected the Mexican market, where industrial supply chains are deeply integrated with those of the United States. U.S. trade measures have weakened steel demand in Mexico in 2025 and may continue to do so. Newly imposed or threatened import restrictions in other jurisdictions may prompt trade diversion into other steel markets in Latin America. Such diversion could put downward pressure on local prices and volumes in key markets for us, including Brazil and Argentina, and diminish business opportunities for local industrial manufacturers, thus weakening economic activity and reducing demand for Ternium’s products.

In addition to tariff policies, trade‑related measures can increase our operating risk. For example, in April 2025 the U.S. government, following a Section 301 investigation into China’s maritime sector, imposed fees on maritime transportation services on Chinese-owned, operated, flagged and built vessels. Although this action was suspended, effective November 10, 2025, for one year, if reinstated or expanded it could eventually elevate freight and insurance costs, lengthen delivery lead times, or alter routing options thereby affecting Ternium’s cost structure in the medium to long term.

In recent years, steel exports from China have surged as a consequence of weaker domestic demand. At the same time, the number of antidumping, countervailing, safeguard measures and other trade restrictive actions against Chinese steel exporters has risen substantially, prompting Chinese steel exporters to seek alternative markets for their products. For example, flat steel imports in Brazil surged approximately 40% in 2023, 10% in 2024 and 30% in 2025, mainly due to the import of low-priced Chinese steel products. In response, the Brazilian government has recently imposed antidumping tariffs on certain Chinese steel imports. For more information on Brazilian tariffs, see Item 4. “Information on the Company-B. Business Overview Regulations-Trade Regulations”. Continued increases in steel imports under unfair trade conditions could erode our sales in domestic markets. Any resulting market share losses may not be fully offset by increased exports to other markets, which could adversely affect our results of operations.

Countries or regional blocs may impose restrictive import duties and other restrictions on imports under trade laws, such as national security, environmental and intellectual property regulations. For example, Ternium has been affected by U.S. tariffs on steel imports under Section 232 of the Trade Expansion Act of 1962, which have altered trade flows and relative pricing in North America. For more information on U.S. tariffs, see Item 4. “Information on the Company-B. Business Overview Regulations-Trade Regulations”, and “Risks Relating to the Countries in Which Ternium Operates – Mexico - “Changes in existing trade arrangements between Mexico and the United States and controversies or disputes between USMCA member countries could adversely impact Ternium’s results of operations and net results”.

In addition, Mexico has raised tariffs on imports from countries with which it does not have free trade agreements. If any of the products imported by Ternium Mexico, such as steel slabs, were to fall within the scope of these raised tariffs, our cost of goods sold could rise, supply optionality could narrow and our sales and operating results would be negatively affected. Other governments may also adopt, renew, expand or reinterpret tariffs, quotas, import licensing, minimum price regimes, standards-based barriers, carbon-related border adjustments or sanctions that restrict trade in steel or steelmaking inputs, impact logistics and customs clearance or introduce delays and compliance burdens.

The timing, scope and nature of trade-related restrictions potentially affecting our sales and those of our customers are unpredictable. Tariffs and trade restrictions on exports could adversely impact our or our customers’ ability to sell products and, as a result, the overall business and our profit margins and financial condition could suffer. Antidumping and countervailing duties, as well as safeguard measures can prevent or severely limit exports to relevant markets, require the posting of cash deposits, result in retroactive duty assessments, and create prolonged uncertainty given periodic administrative reviews and scope determinations. Several export destinations that are relevant to Ternium, such as the United States, have imposed safeguard duties and other protective measures on a wide range of steel products. Domestic producers have filed petitions seeking antidumping and/or countervailing duties against steel imports. Some of these actions have led, or may lead, to restrictions on our steel products sales in certain steel markets and result in lower profit margins. For example, in 2025 the U.S. Department of Commerce issued final affirmative antidumping and countervailing duty determinations concerning imports from ten countries, including Brazil and Mexico, resulting in the imposition of duties on certain corrosion-resistant steel products. Additional investigations, duty orders or extensions and changes to existing measures are largely unpredictable and could further limit our access to or growth in certain markets, increasing costs and reducing our sales volumes and profitability.

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

Steelmaking and mining activities are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management due to the risks inherent in the steel and mining industries. Over the past several years, environmental requirements have become more complex and stringent, leading to higher compliance costs. Future changes in applicable standards, permit conditions or enforcement practices, as well as the adoption of new policies or technologies, could require additional investments or operating adjustments, increase costs, or constrain production.

We are required to obtain and maintain certain permits, licenses and authorizations from local, provincial or federal authorities for purposes of conducting operations. Failure or delay to obtain or renew such permits, licenses or authorizations, or to comply with their terms, may result in delays, fines, penalties, closure orders or requirements to halt or curtail our operations, negatively affecting our results.

Environmental laws and regulations in some jurisdictions impose strict liability for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. Such laws and regulations may expose Ternium to liability for the conduct of, or conditions caused by, third parties or for actions that complied with applicable laws at the time they were performed adversely affecting our business, financial condition, results of operations and prospects.

Our sites and operations may also be subject to claims under federal and local laws and regulations on liability arising from damages to natural resources, release of toxic substances or other environmental damages, as well as claims for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Claims for damages may arise from current conditions or from historical activities at active or inactive sites that Ternium currently owns, leases or operates or at leased-land sites and third-party waste disposal sites. We may also face claims alleging exposure to hazardous substances allegedly used, released, or disposed of by Ternium. Environmental damages caused by steel and mining operations may result in costs and liabilities that could materially and adversely affect Ternium’s margins, cash flow and profitability. Third-party claims for environmental or physical damages may not be fully covered by the insurance policies that Ternium may have in place or such insurance coverage may be subject to exclusions (including gross negligence or willful misconduct), or may be contested by insurers, canceled or otherwise unavailable.

In addition, increasing public awareness on environmental matters put pressure on governmental authorities to adopt measures or take initiatives that show concern for such matters, including by inspecting, monitoring or sanctioning local industries. We face risks from administrative proceedings and litigation alleging noncompliance with applicable laws, regulations or permits, which may be shaped by political or social pressures and driven by public policy agendas focused on environmental concerns. The use of state power and the legal system to promote such agendas can result in significant financial liabilities and operational disruptions. Even if we comply with environmental regulations, we cannot assure that governmental authorities will not request Ternium to suspend or close its operations, which would disrupt production, adversely affecting Ternium’s business and results of operations. For example, the city and metropolitan area of Monterrey in Nuevo León, Mexico, evidence unsatisfactory air quality indexes most days of the year, mainly because of human factors and an arid surrounding soil enclosed by hills. From time to time, particularly when the quality of the air is below acceptable rates, public opinion focuses on this matter and Ternium’s local operations become subject to further scrutiny. In January 2024, in response to media’s intense coverage of air quality issues in Monterrey and public opinion focus on the matter, the local authority inspected our Guerrero steelmaking facility. Although authorities concluded that the plant was in compliance with air emissions standards, air pollution remains a subject of local concern. More recently, the Mexican Federal Environmental Protection Office (Profepa) National Water Commission (Conagua) ordered a temporary closure of the wastewater discharge of Ternium Mexico’s plant in Puebla alleging incompliance with water discharge permits and made certain unfounded allegations against Ternium Mexico. While Ternium Mexico maintains programs and practices designed to promote compliance with all applicable environmental and regulatory requirements and this measure has not had a material adverse impact on Ternium Mexico’s operations, this situation evidences the risk of disruption to our operations arising from increased governmental intervention and the adoption of sanctioning measures influenced by social and political pressures.

While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our operations or reputation, trigger investigations or litigation resulting in an obligation to pay damages or incur remediation costs, or that governmental authorities or a court order requests Ternium to suspend or close its operations.

Some of the activities for which Ternium supplies products, such as production of food cans, construction and the automotive industry, are subject to inherent risks that could result in death, personal injury, property damage or environmental pollution, and result in product liability risks that could extend to liability for damages caused by such products. Furthermore, products are also sold to, and used in, certain safety-critical appliances. Actual or claimed defects in such products may give rise to claims for losses suffered by customers and expose Ternium to financial losses from claims for damages. The insurance we maintain will not be available in cases of gross negligence or willful misconduct. In other cases, our insurance may not be adequate or available to cover a claim, its coverage may be limited, canceled or otherwise terminated, and the amount of insurance may be less than the loss incurred or the resulting impact on our enterprise value.

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

Regulatory, investor, customer, and social scrutiny of greenhouse gas (GHG) emissions and climate-related impacts has increased in many jurisdictions. Governments and regulators in multiple jurisdictions have adopted, or are considering adopting, laws, regulations and policies aimed at reducing emissions, promoting the transition to a lower-carbon economy and expanding climate and sustainability-related disclosures. Government initiatives include carbon taxes or carbon-pricing systems (including the CBAM), “cap-and-trade” systems (like the E.U. Emissions Trading System) and measures promoting renewable energy sources, or electric vehicles. These regulations are complex, evolving and, in some cases, inconsistent or conflicting across jurisdictions, increasing compliance burdens, costs, and legal risks. Climate-related regulatory uncertainty, including changes to disclosure regimes and emissions-related requirements, may further increase compliance complexity and costs. In addition, governments may adopt more stringent or abrupt policy, legal, technological, or market measures to meet climate objectives.

The Corporate Sustainability Reporting Directive (CSRD) was adopted by the European Parliament and subsequently approved by the Council of the EU in November 2022. The CSRD introduced detailed sustainability reporting requirements for large listed companies, requiring them to regularly disclose information on their environmental, social, and governance impact. However, certain EU member states, including the Grand Duchy of Luxembourg, did not transpose the CSRD into national law by the required deadline. On February 26, 2025, the European Commission put forward the Omnibus I and Omnibus II simplification packages, aimed at reducing administrative burdens, cutting red tape, and boosting EU competitiveness in the sustainability regulatory framework. Omnibus I proposed substantive amendments to the CSRD and to the Corporate Sustainability Due Diligence Directive, significantly narrowing their scope and simplifying reporting obligations. Omnibus II complemented these efforts by targeting simplifications to the CBAM and the InvestEU Regulation. On February 24, 2026, the Council of the EU gave its final approval to the Omnibus I package, formally signing off on the simplification of sustainability reporting and due diligence requirements. EU Member States are required to transpose the CSRD-related amendments into national law by March 19, 2027.

Ternium’s industrial system includes two main technological routes to produce steel: the blast furnace/basic oxygen furnace route (BF/BOF) and the direct reduction/electric arc furnace route (DRI/EAF). The BF/BOF route has a significantly higher carbon emission intensity than the DRI/EAF route. Although several initiatives and pilot projects seek to significantly reduce the BF/BOF route carbon emission intensity, no technology has yet achieved sufficient readiness level, nor is there any technology available at scale or economically feasible. There is no assurance that such technologies will be available on the timelines, costs, or performance levels necessary to meet evolving policy requirements or market expectations.

Ternium is developing several projects aimed at reducing carbon emission intensity. These projects could experience delays or higher-than-anticipated costs or may not yield the expected results. In addition, the adoption of any new technology could require significant investments and could potentially lead to a reduction in the useful life of current equipment and the recognition of losses from accelerated depreciation. These issues affect most steel companies, as the BF/BOF route currently represents more than 70% of global steelmaking production capacity.

Ternium’s steel production costs could be affected by initiatives from government or international organizations to reduce GHG emissions, including carbon taxes or carbon-pricing systems, “cap-and-trade” systems or other measures to avoid carbon leakage or promote the use of renewable energy sources.

In 2013, Mexico approved carbon taxing rules applicable to fossil fuels (setting a zero tax on natural gas) and in 2019 the government implemented a pilot program for the adoption of an Emissions Trading System aimed at reducing GHG emissions, by setting a cap on emissions and allowing for the trade of emission certificates. For the time being, the regulation for setting such system or determine allowances has not been fully implemented.

In addition, several Mexican state governments where Ternium operates have either established or are in the process of introducing carbon taxes on top of those imposed under the federal tax regime and the Emissions Trading System. For instance, in October 2024, Monclova proposed a tax on GHG emissions generated within the state, and in April 2025, Puebla introduced a similar initiative. Later, in November 2025, Nuevo León advanced a proposal to broaden the scope of local carbon taxation. As of the date of this annual report, the potential impact of these or other future legislative changes may have on Ternium’s operations and profitability cannot be determined.

In Argentina, the 2017 tax reform introduced a tax on certain fossil fuels, excluding natural gas, with exemptions for metallurgical coal and petrochemical coke when used as inputs in an industrial process, other than for energy generation. Effective March 2018, the tax on fossil fuels is scheduled to increase 10% annually until 2028, when it is expected to reach an average of approximately $10 per ton of carbon dioxide equivalent emitted.

Although existing carbon pricing mechanisms do not currently materially limit or penalize our GHG emissions, new carbon pricing mechanisms could increase our production costs.

The Brazilian Congress approved an initiative to introduce an emission trading scheme for industry processes and power generation facilities. If implemented in a manner applicable to Ternium Brasil’s and Usiminas’ operations, this scheme could result in additional costs and adversely affect our profitability and net results.

If progress in significantly reducing emissions in the coming years is deemed insufficient, or if emerging technologies to reduce carbon emission intensity of the BF/BOF do not become commercially available or economically viable, the likelihood of abrupt policy interventions may increase as governments may attempt to meet their environmental goals by adopting policy, legal, technology, and market changes in the potential transition to a low-carbon global economy. In addition to incremental production costs, the adoption of new climate change legislation in the countries in which we operate could result in higher production and compliance costs, unexpected capital expenditures, constraints on certain processes or products, and adverse effects on our competitiveness, market share, and results of operations. Furthermore, shifts in customer preferences and failure to respond to stakeholders’ demand for climate-related measures and environmental standards could adversely affect the ability or willingness of our customers or suppliers to do business with us, harm our reputation, erode stakeholder support, and restrict or reduce access to financial resources.

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

Pursuant to Luxembourg corporate law, existing shareholders of Ternium S.A. are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of shares against cash contributions. Under Ternium S.A.’s articles of association, the board of directors has been authorized for a five-year period to waive, limit or suppress such preemptive subscription rights. The validity period of such authorization will expire in May 2030. Notwithstanding the waiver of any preemptive subscription rights, for as long as the shares of Ternium S.A. are listed on a regulated market, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the preemptive subscription rights of existing shareholders, except (i) any issuance of shares for, within, in conjunction with or related to, an initial public offering of the shares of Ternium S.A. on one or more regulated markets (in one or more instances); (ii) any issuance of shares against a contribution other than in cash; (iii) any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares of Ternium S.A.; provided, however, that the preemptive subscription rights of the then-existing shareholders shall apply in connection with any issuance of convertible bonds or other instruments convertible into shares of Ternium S.A. for cash; and (iv) any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of Ternium S.A., to its directors, officers, agents, employees, its direct or indirect subsidiaries or its affiliates (collectively the "Beneficiaries"), including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit). For further details, see Item 10. “Additional Information—B. Memorandum and Articles of Association”.

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

Item 4.    Information on the Company
Overview
Ternium is a leading steel producer in the Americas, providing advanced steel products to a broad range of manufacturing industries and the construction sector. We continue to invest in steelmaking technologies to support improvements in operational efficiency and reduce emissions intensity. We also support the development of our communities, especially through educational programs.

We operate with a firm commitment to excellence in the environmental and energy performance of our plants in order to improve operational efficiency and to contribute positively to the communities where we operate. Our energy efficiency program drives continuous improvement in operational performance. In addition, we collaborate across our value chain to analyze and implement initiatives that reduce the carbon footprint of all operations.

At Ternium, the health and safety of our people is of paramount importance. We are committed to providing a safe workplace while promoting well-being and healthy lifestyles. We have standardized management systems and make significant investments in safety projects. We train our employees and our suppliers’ personnel, ensuring alignment with our safety vision and objectives.

We provide our employees with opportunities to grow and reach their full potential. A comprehensive range of training programs supports innovation, continuous improvement, and excellence in performance. We are committed to compliance with all applicable anti-discrimination laws.

We recognize that the success of our industrial project is intrinsically linked to the inclusive development and growth of neighboring communities. Ternium has funded, built and manages two technical schools that provide advanced technical education. The company runs community programs focused on education, offering scholarships and internships for students, and training activities for teachers. We contribute to improving school infrastructure through funding, construction projects, and volunteer activities. Beyond education, we sponsor artistic, social, and sporting events, reinforcing our commitment to community engagement.

We strive to differentiate ourselves from competitors through the excellence and quality of our products, services, and processes, as well as through the professionalism of our people. Our focus remains on the continuous improvement of our plants and processes, alongside the development of cutting-edge technologies and superior products.

Transparency in management and communication is a core value in our relationships with employees, customers, suppliers, and neighboring communities. We are committed to building a culture of transparency and integrity in everything we do, supported by robust policies, codes of conduct and procedures designed for this purpose. As part of this commitment, our Business Conduct Policy training program is mandatory for all personnel, ensuring alignment with our values and reinforcing ethical practices across the organization.

Ternium contributes to the United Nations Sustainable Development Goals (SDGs). We report progress toward our objectives using internationally recognized standards, including the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB), and the guidelines of worldsteel. We also follow the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) for climate-related reporting.

The company monitors stakeholder needs through tailored interaction formats. Engagement with employees includes meetings, surveys, and annual performance evaluations. Management leads quarterly presentations with Q&A sessions, while our annual Safety Day features meetings dedicated to operational safety topics.

We work closely with customers and suppliers to strengthen the steel value chain, with the ProPymes program serving as a cornerstone for open dialogue and long-term partnerships. We use various tools to gather valuable insights into supplier priorities and concerns, participate in sustainability surveys and client audits, and provide performance information to platforms such as Carbon Disclosure Project and EcoVadis.

Our industrial plants communicate with local communities, sharing relevant information with neighbors, the media and other interested constituencies. Management holds regular presentations to community leaders to share updates on the company’s outlook and address their concerns.

We maintain regular communication with shareholders in compliance with applicable regulations, focusing on performance, outlook and other matters of interest.

We actively participate in industry associations, promoting collaboration, exchange of best practices, and development of steel industry standards.

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
On July 3, 2023, Ternium Investments and Ternium Argentina, together with TenarisConfab, acquired from the NSC Group, pro rata to their then participations in the T/T Group, 68.7 million ordinary shares of Usiminas, increasing Ternium’s participation in the Usiminas control group to 51.5%. A new shareholders’ agreement was entered into as a result of that transaction, and we began to fully consolidate Usiminas in July 2023.
On February 10, 2026, Ternium Investments acquired from the NSC Group their remainder participation in the Usiminas control group, totaling 153.1 million ordinary shares, increasing Ternium’s participation in the Usiminas control group from 51.5% to 83.1%. As a result, the T/T group currently holds an aggregate participation of 92.9% in Usiminas’ control group, with Previdência Usiminas holding the remainder 7.1%.
Pursuant to the Usiminas shareholders agreement, Ternium Investments has the right to nominate a majority of the members of Usiminas’ board of directors, the CEO and all other members of Usiminas’ board of officers.

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
Ternium’s differentiation initiatives have also included investments in state-of-the-art technologies. As part of this strategy, Ternium Mexico has built its industrial center in Pesquería, Mexico (the “Pesquería Industrial Center”), which currently comprises a hot-rolling mill, a cold-rolling mill, two galvanizing facilities, a painting line, a push-pull pickling line and finishing facilities. In 2022, Ternium began the deployment of a new downstream project in the Pesquería Industrial Center. The project includes a push-pull pickling line and new finishing lines, already in operation, and a hot-dip galvanizing line and a cold-rolling mill, which recently began operations and are ramping up production. Mexico has a competitive and innovative manufacturing sector and its favorable geographic location provides a competitive logistics base to reach several steel markets. These projects are consistent with Ternium’s strategy to strengthen its competitive position in order to replace imports in the Mexican market, and better serve its customers with a broader and more technologically advanced product portfolio. Complementing its processing technology upgrade, Ternium has expanded its product research and development infrastructure in order to enhance its capabilities and speed up the development of a broader product portfolio, particularly in the high-end steel segment, to better serve its industrial customers.
In addition, Ternium is building new steel slab-making facilities in the Pesquería Industrial Center, with operations expected to commence by the fourth quarter of 2026. The new facilities, consisting of an electric-arc-furnace-based steel shop and a DRI module, are expected to produce the highest specification steels, necessary for the most demanding applications of the automotive industry, and to comply with USMCA's melted and poured rules of origin. Mexico has an attractive steel market with significant demand for advanced steel products, and foreign steel producers cover approximately half of the flat steel demand in the country. We believe that Ternium is well positioned in Mexico to compete with foreign producers and gradually substitute imports, as we have built a solid differentiation strategy, supported by Ternium’s unique industrial presence, as well as by its market competitiveness.
In Brazil, the second largest steel market in Latin America, Usiminas is one of the main producers of flat steel products. The country’s manufacturing sector accounts for a significant share of Usiminas’ sales, providing ample opportunities for the offering of value-added products and services. Management focus is on the streamlining of Usiminas’ industrial system, with the aim at increasing its productivity.
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
In Colombia, the fourth largest steel market in Latin America, Ternium has the capacity to produce long products and to process and distribute flat and long steel products. Other facilities with finishing lines and service centers in Guatemala, El Salvador, Nicaragua and Costa Rica enable Ternium to maintain a vast presence in the region.
Focus on sophisticated steel products. The incorporation of new technologies, the development of new advanced steel products, and the integration of our industrial system are elements of a strategy aimed at increasing the participation of higher margin value-added products in Ternium’s sales mix. The Pesquería Industrial Center strengthened our positioning in the high-end market sector, strenghening our positioning for a gradual substitution of imported steel in key industrial segments. The start-up of our new hot-rolling mill in this industrial center in 2021 represented a technological leap forward in Mexico’s steel production capacity. The recently completed downstream project in the site has expanded our advanced high-strength and ultra high-strength steel production capabilities for the automotive, transport and heavy machinery industries. The new steel slab mill under development in the site will integrate with aforementioned downstream facilities. For more information on Ternium’s product research and development efforts, see “—Research and Development; Product Development.” For further information on Ternium’s capital expenditures, see “—Capital Expenditure Program.”
Pursuit of strategic growth opportunities. We have a history of strategically growing our businesses through acquisitions and organic growth. We intend to continue identifying and actively pursuing growth-enhancing strategic opportunities to consolidate Ternium’s presence in its main markets and expand it to the rest of the Americas. We also intend to increase our industrial system integration, broaden our offerings of value-added products, and enhance our production and distribution capabilities. For example, in 2017 Ternium acquired a steel producer, renamed Ternium Brasil, with facilities located in the state of Rio de Janeiro, Brazil, with annual production capacity of 5.0 million tons of high-end steel slabs. With this acquisition, total crude steel production capacity of Ternium’s industrial system in 2017 increased to 12.4 million tons, or by approximately 70%. The acquisition of the Rio de Janeiro facility triggered the construction of the new hot-rolling mill in Pesquería, Mexico, with annual production capacity of 4.4 million tons which started up in 2021. This new facility enabled the integration of the Rio de Janeiro slab facility with Ternium’s industrial system in Mexico. Furthermore, the recently inaugurated downstream facilities and the new steel shop under construction in the Pesquería industrial center are expected to place Ternium in an even better position to take advantage of attractive market opportunities in Mexico. For further information on Ternium’s capital expenditures, see “—Capital Expenditure Program.”
Enhancement of Ternium’s competitive position. In addition to developing a full range of steel products and delivering differentiated services to Ternium’s customer base, we aim to enhance our competitive position by seeking excellence in operational performance. Our quest for operational excellence relies on the cross implementation of Ternium’s managerial, commercial and production best practices. Ternium has centralized management of industrial engineering and automation, occupational, health and safety (OH&S) and the environment. This centralized functions facilitate the improvement of production processes through best practices, the coordinated deployment of new technologies and access to strong internal technical support.
Ternium’s broad range of value-added products and the services offered to customers in major steel markets, such as just-in-time delivery and inventory management, are supported by our service center, distribution, sales and marketing networks. Ternium’s products and services can be offered to its customer base in a coordinated way, as its industrial system runs on a unified IT platform. Ternium has integrated its processes with those of its customers and suppliers through our digital marketplace, “Ternium Activo”. Most of our customers’ orders are placed through this platform, contributing to the improvement of their management processes.
Environmental, Social and Governance
Ternium aims to create value for all its stakeholders. Our main efforts focus in the areas of occupational health and safety, environmental management, human resources, community relations, and the value chain, and aim at ensuring a sustainable operation in the long-term.

Environment.

We are committed to achieving excellence in environmental and energy performance across our operations to contribute positively to the communities where we operate.

Our climate strategy includes reducing the emission intensity rate per ton of hot‑rolled steel by 15% by 2030 compared to the 2023 baseline, covering Scopes 1, 2, and 3 (categories 1 and 10) as measured under the GHG Protocol. We aim to achieve a 40% share of renewable energy in the purchased electricity used in the production of up to hot‑rolling steel by 2030, while improving energy efficiency across all industrial operations. In parallel, we are collaborating across the value chain to reduce GHG emissions and developing strategies and projects with the ambition of achieving carbon neutrality in Ternium’s products and operations, taking into account technological feasibility and local market conditions.

In the last five years, we have advanced our climate change governance framework through the creation of a dedicated decarbonization committee under the oversight of the board of directors. We integrated climate-related risks into our risk analysis process, and incorporated a scenario analysis to evaluate asset vulnerability to physical risks. In addition, we implemented an internal carbon price for investment projects. Furthermore, we strengthened our emissions management system by securing third‑party verification of emissions under ISO 14064‑1 and the GHG Protocol, introduced advanced data processing and GHG inventory systems, to enhance granularity and analysis, collecting primary supplier data to account for Scope 3 emissions, and expanding our GHG inventory to include Scope 3 categories. We also obtained ISO 50001 certification for our processes.

We are advancing our decarbonization initiatives through the inauguration of a wind farm in Argentina. In Mexico, we continue the development of a low emission intensity EAF‑DRI project in Pesquería. In addition, we are implementing energy efficiency projects across our facilities. In Brazil, we are progressing with the scrapyard project to increase the scrap ratio in the BOF process, aimed at reducing emissions intensity. For further information on Ternium’s capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program.”

We seek to manage the environmental impact of our operations by focusing on pollution prevention, making efficient use of resources, and reducing water withdrawal in water‑stressed areas. We actively promote circular economy practices and develop new markets for steelmaking co‑products, while preserving biodiversity within our areas of influence. Environmental considerations are integrated into the company’s decision making, and we foster stewardship across our industry and value chain. In addition, we work to raise environmental awareness among our employees and the communities where we operate.

We are implementing our 2020–2030 Environmental Investment Plan, with anticipated investments totaling $556 million, which includes enhancements in environmental monitoring and the deployment of technologies aimed at improving environmental performance. Our facilities and processes are designed to incorporate water stewardship practices, including closed‑loop water systems and the use of treated wastewater. We are also promoting alternative uses for co‑products generated during the steelmaking process, achieving ISO 14001 certification across major facilities, and are working to align environmental concepts and management practices across all production units in the countries where Ternium operates.

For further information on environmental regulations, see Item 4. “Information on the Company —B. Business Overview — Regulations - Environmental Regulation”. For a description of some of the risks associated with the environment, health and safety, see Item 3. “Key Information—D. Risk Factors.”

Health and safety.

Ternium prioritizes providing its employees with a safe workplace and promoting employee well-being and healthy lifestyles.

We are committed to promoting a strong health‑ and safety culture across the company and to extend applicable best practices across our value chain. Our efforts include the implementation of preventive measures, particularly in high‑risk activities, and initiatives promoting awareness and behaviors that support the physical and mental well‑being of our employees. Our aim is to establish a workplace free from fatalities and severe injuries and maintain high standards of safety across all our operations.

We have developed a five‑year process safety program to achieve an integrated risk management. We certified our main facilities under ISO 45001. Our preventive actions include the implementation of planned and random inspections, the introduction of tools such as the Task Rejection preventive tool, the introduction of the High‑Risk Task Certification Program as well as the Safe Supplier program. In addition, we have enhanced employee training and safety awareness with regular communications from management on safety topics, including initiatives such as Safety Day. In addition, we actively participate in industry‑wide health and safety initiatives, such as worldsteel’s Safety Day. We have also implemented ergonomics practices across all locations.

People and diversity.

Our people are at the heart of our industrial project and the foundation of our achievements. We aim to provide them opportunities for development and to fulfil their potential. We promote diversity, equity and inclusion, and rejecting any form of discrimination based on gender, sexual orientation, ethnic origin, color, age, religion or political belief.

We are committed to cultivating an inclusive and engaging work environment that attracts and retains the talent necessary for the company’s long‑term sustainability. At the same time, we promote a culture of industrial and technological excellence, foster innovation, and ensure equal opportunity and fair treatment for all employees.

We are leveraging technology and data to simplify human resources processes, anticipate people’s needs, and design effective human resources programs. Corporate mechanisms are designed to ensure that personnel selection is based on individual knowledge and skills, while training initiatives at all levels enhance employee capabilities. We also maintain corporate programs such as the Lean In Together initiative and Maternity Mentoring, which promote fair and equitable treatment across the organization.

Community.

The development and inclusive growth of the communities where we have our operations is integral to the success of our industrial project. Our community activities focus on support for education and opportunities based on merit, with technical education seen as an engine for growth, transformation and social mobility.

We are committed to improving education at all levels in both our immediate and broader communities, with a particular focus on technical training. At the same time, we encourage creativity and innovation through cultural initiatives that preserve and promote community identity and heritage. In addition, we provide support in response to community needs, including in areas such as health and education. We engage in initiatives to strengthen local healthcare institutions and expand access to medical services.

We built and operate two technical schools, in Pesquería, Mexico, and Santa Cruz, Brazil. In addition, we modernize public technical school facilities and laboratories, and reinforce technical high school curricula including mathematics, certified training, internships and projects. Furthermore, we have implemented STEM education programs in primary and secondary schools and support academic excellence by granting financial awards to high school and undergraduate students. Beyond education, we promote culture through events such as Latin American film festivals, photography exhibitions, and music performances, while contributing to community health through the management of medical facilities in Mexico (NOVA Hospital), vaccination campaigns, and the promotion of healthy lifestyles.

Commercial positioning and the value chain.

Excellence and quality in our products, services, processes, and the professionalism of our people are our principal competitive advantages. We are focused on the continued operational improvement of our plants and processes and the development of technologies and products.

We seek to enhance Ternium’s competitiveness by offering a comprehensive product range, pursuing operational excellence and developing differentiated commercial services supported by a strong distribution network. At the same time, through the ProPymes Program, we are working to support and strengthen our value chain by promoting productivity, improvements and import substitution, facilitating increases in the export capacity of small and medium size enterprises (SMEs), and encouraging investments in capital goods.

We are driving the integration of Ternium’s industrial system through the development of new products, the improvement of commercial services, and the expansion of our distribution network. At the same time, we are investing in research and development capabilities and participating in external industrial projects, while incorporating SMART technologies throughout our production processes. Through the expansion of the ProPymes program, we collaborate on industrial and product quality projects, develop training courses tailored to SME needs in partnership with local institutions, provide financial assistance for technological improvements and facilitate connections between SMEs and the financial sector. In addition, we support SMEs in identifying business opportunities and expanding their end‑markets, strengthening the competitiveness of our entire value chain.

Integrity.

Transparency in management and communications is a fundamental value in our relationship with our stakeholders, customers, employees, suppliers, and the communities of which we are a part. We are committed to building a culture of transparency and integrity in everything we do.

We are committed to ensuring compliance with the law as a guiding principle in all of Ternium’s relationships, while guaranteeing transparency in information and decision‑making processes. Our efforts focus on enhancing ethical behavior and promoting compliance across the company, encouraging employees to act fairly, loyally and honestly in line with Ternium’s core values. At the same time, we work to mitigate risks associated with specific functions, countries, governments, and third‑party transactions.

We have reinforced our compliance framework through the creation and regular update of Ternium’s Business Conduct program, designed to train executives and individuals in positions assessed for risk regarding expected conduct. In collaboration with Ternium University, we developed and update e‑learning and training courses on the Code of Conduct and Business Conduct Policy for all employees. Our efforts also include the design and periodic update of a risk matrix that considers the nature of functions, operating countries, and affiliated third parties, as well as the annual execution of Sarbanes-Oxley audits and internal compliance control procedures. In addition, we have established procedures to avoid the purchase of conflict minerals and developed standards and approval processes for services contracted to third parties, ensuring integrity and transparency across our operations.

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
Other hot-rolled products: Hot-rolled flat products are used by a variety of industrial consumers in applications such as the manufacturing of wheels, auto parts, pipes, gas cylinders and containers. They are also directly used for the construction of buildings, bridges and railroad cars, chassis of trucks and automobiles, and agricultural machinery. Hot-rolled flat products can be supplied as coils, strips or as sheets cut to a specific length. These products also serve as inputs for the production of cold-rolled products. Merchant bars include specific shape features, such as rounds, flats, angles, squares and channels, which are used by customers to manufacture a wide variety of products such as furniture, stair railings and farm equipment. Reinforcing bars (rebars) and stirrups, obtained from the mechanical transformation of rebars, are used to strengthen concrete highways, bridges and buildings. Rods are commonly drawn into wire products or used to make bolts and nails. Wire rod can be produced in different qualities according to customers’ demands.
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

Production Facilities and Processes
Ternium’s aggregate production capacity of steel slabs and billets as of December 31, 2025, calculated based on management estimates of standard productivity, product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process, was approximately 15.4 million tons. Ternium’s aggregate production capacity of finished steel products, calculated based on the same criteria as for steel slabs and billets production, was approximately 22.3 million tons. Usiminas’ production capacity of iron ore lumps, sinter feed and pellet feed was 9.0 million tons as of December 31, 2025, and production capacity for iron ore pellets in Mexico as of December 31, 2025, was 4.0 million tons.

Steel production facilities, service centers and distribution centers
The following table provides an overview, by type of asset, of production capacity as of December 31, 2025:

Production asset	Units (#)	Nominal capacity (thousand tons per year)[1]
		TerniumMexico/Tenigal	Usiminas	Ternium Argentina	Ternium Brasil	Other	Total
Coke Plant[2]	8		600	1,040	1,800		3,440
Sinter Plant	5		6,300	1,480	5,700		13,480
Direct Reduced Iron Plant	3	2,710					2,710
Blast Furnace[3]	5		3,800	2,210	5,300		11,310
Electric Arc Furnace	5	4,190				260	4,450
Basic Oxygen Furnace	10		4,800	3,500	5,200		13,500
Vacuum Degassing	5	840	2,000	1,200	3,200		7,240
AHF Plant	3		1,900		3,000		4,900
Thin Slab Continuous Caster	1	2,460					2,460
Slab Continuous Caster[4]	7		3,800	2,300	5,000		11,100
Billet Continuous Caster	3	1,640				255	1,895
Hot-rolling Mill (plates)	1		1,000				1,000
Hot-rolling Mill (hot-rolled coils)	6	9,910	5,900	2,890			18,700
Skin-Pass Mill	7	4,000	1,300	990			6,290
Hot-rolling Mill (long products)	5	1,190				780	1,970
Pickling Line[5]	14	5,940	4,380	1,910			12,230
Cold-Rolling Mill (Tandem or Reversing)[5]	12	3,900	4,100	1,840			9,840
Electrolytic Cleaning	6	1,940	500	230			2,670
Annealing Line	14	1,430	2,700	1,330			5,460
Temper Mill	9	2,040	1,600	2,020			5,660
Tension-Leveling / Inspection Line	18	1,480	2,300	1,150			4,930
Electro-Tinplating line	1			160			160
Hot Dip Galvanizing Line[5]	15	2,390	1,000	640		385	4,415
Electro-Galvanizing Line	2		360	110			470
Color-Coating Line	9	810		120		210	1,140
Slitter	44	2,530	500	420		340	3,790
Cut to length	52	780	1,300	1,000		220	3,300
Roll forming Line	34	510		540		240	1,290
Panel Line	4	80					80
Profile Line	15	140		60		135	335
Tube Line[6]	24	520	100	190		60	870
Wire drawing Lines	12					100	100
Wire Mesh Lines	2					40	40
Rebar Processing Lines[7]	47					190	190
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

5    In the first quarter of 2026, Ternium Mexico inaugurated new cold-rolling and hot dip galvanizing facilities in its industrial center in Pesquería, Mexico. For more information see “Mexico” in this section.

6    In the first quarter of 2026, Ternium Argentina acquired Tubos Argentinos S.A., a producer of welded pipes in Argentina. For more information see “Argentina” in this section.

7    Includes shears, straighteners, stirrup benders and shaping centers.

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
The following table sets forth key items of information regarding Ternium Mexico’s principal production units in Mexico:

Unit	Type of plant				Location
	Upstream[1]	Downstream[2]	Service center	Distribution center
Guerrero	X	X	X		San Nicolás d.l.G., Nuevo León
Apodaca	X	X			Apodaca, Nuevo León
Puebla	X	X			Puebla, Puebla
Juventud		X	X		San Nicolás d.l.G., Nuevo León
Churubusco		X	X		Monterrey, Nuevo León
Monclova		X			Monclova, Coahuila
Universidad		X			San Nicolás d.l.G., Nuevo León
Pesquería		X	X		Pesquería, Nuevo León
Apodaca Industrial			X		Apodaca, Nuevo León
Apodaca Comercial			X		Apodaca, Nuevo León
Edificios Metálicos			X		Ciénega de Flores, Nuevo León
San Luis			X		San Luis, San Luis Potosí
DC Chihuahua				X	Chihuahua, Chihuahua
DC Tijuana				X	Tijuana, Baja California
DC Noreste				X	Apodaca, Nuevo León
DC Puebla				X	Puebla, Puebla
DC Guadalajara				X	Guadalajara, Jalisco
DC México				X	Tultitlán, Estado de México
DC Culiacán				X	Culiacán, Sinaloa
DC Veracruz				X	Veracruz, Veracruz
DC Mérida				X	Mérida, Yucatán
DC Tuxtla				X	Tuxtla Gtz, Chiapas
DC León				X	León, Guanajuato
DC Villahermosa				X	Villahermosa, Tabasco
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
Churubusco unit: Located in Nuevo León, Mexico, the Churubusco unit produces hot-rolled and cold-rolled coils for the industrial, construction, automotive and home appliance sectors and for further processing in other Ternium Mexico’s units. It also has a steel service center that produces slitted and cut-to-length products for the industrial sector. The facility sources its requirements of slabs from Ternium Brasil, from third party Mexican producers and from the international markets. Ternium’s procurement policy for slabs is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”
Monclova unit: Located in Coahuila, Mexico, the Monclova unit produces galvanized and color-coated coils for the industrial, automotive and home appliance industries. This plant processes cold-rolled coils mainly received from Ternium Mexico’s units in Nuevo León.
Universidad unit: Located in Nuevo León, Mexico, and across the street from the Guerrero unit, the Universidad unit produces galvanized and color coated coils for the construction, home appliance and industrial sectors. This plant, which also has pickling lines and a cold-rolling mill, processes hot-rolled coils received from Ternium Mexico’s units in Nuevo León.
Pesquería Industrial Center: Located in Nuevo León, Mexico, the Pesquería Industrial Center produces hot-rolled, cold-rolled, galvanized and color coated coils for the automotive and home appliance industries, among other industrial sectors. It also has a push-pull pickling line and a finishing center that produces slitted and cut-to-length products for the industrial sector. The hot-rolling mill processes slabs sourced from Ternium Brazil as well as from third parties. The cold-rolling mill processes hot-rolled coils sourced from the hot-rolling mill and also from Ternium Mexico’s Churubusco and Guerrero units, as well as from third parties.
In the first quarter of 2026, we inaugurated a new galvanizing line and a new cold rolling mill with annual capacities of 0.6 and 1.6 million tons, respectively. By year-end 2026, we expect to inaugurate a new slab mill with an annual capacity of 2.6 million tons, which will include an electric-arc-furnace and direct reduction iron facilities. These projects are consistent with Ternium’s strategy to strengthen its competitive positioning in order to replace imports in the Mexican market, better serve its customers with a broader and more technologically advanced product portfolio, accelerate our progress toward achieving our decarbonization target and maintain compliance with the USMCA’s ‘melted and poured’ requirements. For further information on Ternium’s capital expenditures, see Item 4. “Information on the Company—B. Business Overview—Capital Expenditure Program.”
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
Argentina. Ternium Argentina has ten steel production and/or processing units in Argentina, consisting of one integrated flat steel-making plant; four downstream flat steel processing plants, comprising cold-rolling, coating or tube-making facilities (three of which include steel service centers); and five additional steel service centers. In addition, Ternium has two DCs in Argentina, aimed at serving customers mainly in the construction sector.
The following table sets forth key items of information regarding Ternium Argentina’s principal production units in Argentina:

Unit	Type of plant				Location
	Upstream	Downstream	Service center	Distribution center
San Nicolás	X	X			Ramallo, Buenos Aires
Canning		X	X		Canning, Buenos Aires
Haedo		X	X		Haedo, Buenos Aires
Florencio Varela		X	X		Florencio Varela, Buenos Aires
Ensenada		X			Ensenada, Buenos Aires
Rosario			X		Rosario, Santa Fe
Serviacero III			X		Ramallo, Buenos Aires
Sidercrom			X		Ramallo, Buenos Aires
El Talar			X		El Talar, Buenos Aires
San Luis			X		Justo Daract, San Luis
DC Rosario				X	Rosario, Santa Fe
DC El Talar				X	El Talar, Buenos Aires
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
Canning and Haedo units: Located in the Province of Buenos Aires, Argentina, the Canning and Haedo units produce galvanized sheets, slitted and roll-formed products and profiles for the construction and home appliance sectors. In addition, the Canning facility produces color coated sheets for such markets. Both plants process cold-rolled coils received from the San Nicolás and Ensenada units.
Florencio Varela unit: Located in the Province of Buenos Aires, Argentina, the Florencio Varela unit produces electrogalvanized sheets, blanks and slitted products for the automotive, construction and other industries. This plant processes cold-rolled coils received from the San Nicolás and Ensenada units.

Ensenada unit: Located in the Province of Buenos Aires, Argentina, the Ensenada unit produces cold-rolled coils for the construction and industrial sectors and for further processing in Ternium Argentina’s own facilities. This plant processes hot-rolled coils received from the San Nicolás unit.
Rosario unit: Located in the Province of Santa Fe, Argentina, the Rosario unit is a steel service center that produces tubes for the construction industry. This plant processes hot-rolled coils received from the San Nicolás unit.
Serviacero III unit: Located in the Province of Buenos Aires, Argentina, the Serviacero III unit is a steel service center that produces cut-to-length products for the construction and industrial sectors. This plant processes hot-rolled coils received from the San Nicolás unit.
Sidercrom unit: Located in the Province of Buenos Aires, Argentina, the Sidercrom unit is a steel service center that produces cut-to-length and slitted products for the packaging sector. This plant processes tinplate coils received from the San Nicolás unit.
El Talar and San Luis units: Acquired by Ternium Argentina in the first quarter of 2026, the El Talar unit, located in the Province of Buenos Aires and the San Luis unit, located in the Province of San Luis, Argentina, are steel service centers that produce welded pipes for the oil and gas and construction sectors. These plants process hot rolled flat products received from the San Nicolás unit, from Usiminas and from third parties.
In addition, Ternium Argentina owns and operates a wind farm in the Province of Buenos Aires, Argentina. For further information on Ternium’s decarbonization strategy, see “—B. Business Overview—Environmental, Social and Governance —Minimizing our environmental footprint.”
Other countries. Ternium U.S.A., Ternium Colombia, Ternium del Atlántico and Ternium Guatemala have a total of 17 steel production and/or processing units in the United States, Colombia and Central America, consisting of one integrated steel-making plant, which produces long steel products in Colombia and includes a steel service center; one downstream long steel hot-rolling plant; two downstream flat steel processing plants, comprising coating facilities (one of which includes a steel service center and a DC); and thirteen steel service centers (which include thirteen DCs). In addition, Ternium has eight DCs aimed at serving customers mainly in the construction sector.

The following table sets forth key items of information regarding the principal production locations and production units:

Unit	Country	Type of plant				Location
		Upstream	Downstream	Service Center	Distribution Center
Shreveport	USA		X			Shreveport, Louisiana
Manizales Steel	Colombia	X	X	X		Manizales, Caldas
Atlántico	Colombia		X			Palmar de Varela, Atlántico
Barranquilla	Colombia			X	X	Malambo, Atlántico
Bogotá	Colombia			X	X	Bogotá, Cundinamarca
Manizales	Colombia				X	Manizales, Caldas
Cali	Colombia			X	X	Puerto Tejada, Cauca
Itagüí	Colombia			X	X	Itaguí, Antioquía
DC Montería	Colombia				X	Montería, Córdoba
Villa Nueva	Guatemala		X	X	X	Villa Nueva, Guatemala
Huehuetenango	Guatemala			X	X	Huehuetenango, Huehuetenango
Jutiapa	Guatemala			X	X	Jutiapa, Jutiapa
Teculután	Guatemala			X	X	Teculután, Zacapa
Escuintla	Guatemala			X	X	Escuintla, Escuintla
Quetzaltenango	Guatemala			X	X	Quetzaltenango, Quetzaltenango
DC Zona 9	Guatemala				X	Guatemala, Guatemala
DC Petapa	Guatemala				X	Guatemala, Guatemala
DC Mazatenango	Guatemala				X	Mazatenango, Suchitepéquez
DC Petén	Guatemala				X	Petén, Petén
DC Cobán	Guatemala				X	Cobán, Alta Verapaz
DC Quiché	Guatemala				X	Quiché, Guatemala
San Salvador	El Salvador			X	X	San Salvador, San Salvador
San Miguel	El Salvador			X	X	San Miguel, San Salvador
Managua	Nicaragua			X	X	Managua, Managua
San José	Costa Rica			X	X	San José, Costa Rica
Shreveport unit: Located in Louisiana, United States, the Shreveport unit produces galvanized and color coated coils. It processes cold-rolled coils procured mainly from Ternium Mexico or the U.S. market.
Manizales Steel unit: Located in Caldas, Colombia, the Manizales Steel unit produces billets and rebar for the construction industry. It is an integrated facility based on mini-mill steelmaking technology that uses steel scrap as its main raw material. It also has a steel service center that produces customized rebar-based products for the construction industry. The facility sources all of its scrap and electricity needs from local suppliers. Ternium’s procurement policy for these products is described in greater depth in Item 4. “Information on the Company—B. Business Overview—Raw Materials, Slabs, Energy and Other Inputs.”
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
Bogotá unit: The Bogotá unit, located in Cundinamarca, Colombia, is a steel service center that produces customized rebar-based products for the construction industry. This plant processes rebar received from the Manizales Steel unit and rebar purchased in the international markets.

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
Villa Nueva unit: Located in Guatemala, Guatemala, the Villa Nueva unit produces galvanized coils for the construction industry and for further processing in other units in Central America. It also has a steel service center that produces slitted, roll-formed and cut-to-length products, and profiles for the construction industry, and a steel retail distribution center. This plant processes hot-rolled, cold-rolled and coated coils received from Ternium Mexico’s units in the Nuevo León area and from the international markets.
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
Mining Production Facilities
Mexico
Ternium has iron ore production facilities in Mexico. We have a 100% interest in Las Encinas, and a 50% interest in Consorcio Peña Colorada, and conduct its mining activities through these companies. In 2025, we recorded iron ore shipments of 3.3 million tons, all of which were destined to Ternium’s steelmaking facilities in Mexico. The following table provides an overview of Las Encinas’ and Consorcio Peña Colorada’s active mining operations:

Company	Mine	Location	Type of Mine
Las Encinas	Aquila	Aquila, Michoacán	Open pit
Las Encinas	Palomas	Pihuamo and Tecalitlán, Jalisco	Open pit
Consorcio Peña Colorada	Peña Colorada	Minatitlán, Colima	Open pit
In addition, Las Encinas owns El Encino and Cerro Nahuatl mines, and has operated the El Chilillo mine, all of which are substantially exhausted.
The following table provides an overview, by type of facility, of Ternium’s production capacity as of December 31, 2025:

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

The following table provides a description of tailings dams in Mexico as of December 31, 2025:

	Las Encinas			Consorcio Peña Colorada(1)
Dam / section	Cerro Náhuatl	Alzada / 1	Alzada / 2	Guásimas	Arrayanal / 1	Arrayanal / 2
Type of structure	Downstream	Combined(3)	Downstream	Combined(4)	Downstream(5)	Downstream
Status	Closing procedure	Stand by	Operative	Closing procedure	Operative	Operative
Deposits volume(2)	9	11	6	54	26	21
(1)    Figures correspond to total capacity. Ternium has a 50% interest in Consorcio Peña Colorada.
(2)    In million cubic meters.
(3)    Three out of six embankments were originally built upstream, and then reinforced to meet all requirements under the strictest international seismic standards.

(4)    Out of a total of eight embankments, one was built with a combination of downstream and centerline methodologies, one was built as a downstream starter dam and six were built with an upstream methodology. Consorcio Peña Colorada has recently completed a project in the Guásimas tailings dam to comply with safety factors under a dynamic/post seismic condition under the strictest international seismic standards. For a description of risks, see Item 3. “Key Information-D. Risk Factors-Risks Relating to Ternium's Mining Activities-Operational accidents and unexpected natural catastrophes may damage the environment, destroy properties and affect production or cause injuries and death, which would adversely impact Ternium’s operations and profitability, and result in material liabilities to Ternium.”

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

The iron ore pre-concentrate is transported from the Aquila mine to a transfer station at Tecoman, Colima, by truck and from Tecoman to the Alzada facilities by rail and truck for processing in the concentration and pelletizing plant (located at approximately 160 kilometers from the Aquila mine). The iron ore extracted from the Palomas mine is currently processed in a crushing facility in the mine, and the crushed iron ore is transported from the Palomas mine to the Alzada facilities by truck for processing in the concentration and pelletizing plant in Alzada (located at approximately 60 kilometers from the Palomas mine). In addition, our plant located in Alzada may receive, from time to time, magnetite iron ore purchased by Las Encinas from other local concessionaires. The iron ore pellets produced in the Alzada facilities are transported by rail to Ternium Mexico’s integrated facilities in Monterrey and Puebla, Mexico. The Aquila, El Encino and Palomas operations and the Alzada facilities receive electrical power from the Comisión Federal de Electricidad ("CFE"), the Mexican state-owned electric utility company.

Active mines

At the Aquila site, Las Encinas holds all the mining rights for the extraction of iron ore. The Aquila operations (including an open pit mine and crushing facilities) stand on 586 hectares, which are leased to Las Encinas by the local community of San Miguel de Aquila. The lease agreement allows Las Encinas to perform all mining activities, including the extraction of iron ore, necessary to exploit the ore within the area of the mining rights granted to Las Encinas by the Mexican federal authorities until the permanent closure of the mine. Las Encinas has operated this mine since 1998.

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

The Palomas mine is a iron skarn deposit hosted in calcareous and granitic rocks which exhibit alteration halos of varying intensity. Mineralization is massive, bordered by disseminated mineral. The ore body is situated in concordant tabular horizons with a northwest and southeast-oriented pseudo stratification and northeast-oriented dip. The mineralization is predominantly magnetite ore with hematite traces. The gangue mineral is composed of garnet, pyrite and calcite. The surrounding rocks are skarn (calcareous protolyte, clayey calcareous and Cretaceous sandy) or hornfels (clayey protolyte). The stratigraphic sequence is affected by dyke intrusions of monzonite and granite composition.

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

The El Encino open pit and underground mine was operated until 2011. The El Encino mineral reserves were exhausted and the mine’s operations have been suspended. Ternium continues to evaluate the steps required to proceed with its permanent closure. The crushing and transfer facilities at El Encino are still in operation and will remain active to receive, process and transfer to the Alzada pelletizing plant iron ore that Las Encinas buys from time to time from other local producers.

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

Consorcio Peña Colorada has operated since 1974 and holds mining rights over 39,978 hectares. The Peña Colorada mine is a complex polyphase iron ore deposit. Several magmatic and hydrothermal events produced iron mineralization as skarns or skarnoids, and late dikes and faults that crosscut the mineralized bodies. The main mineralization events are a massive ore body and a disseminated ore body, within polymictic breccia zones. Mineral reserve estimates at the Peña Colorada mine are based on a long-term iron ore reference price of $80 per dry metric ton for 62% ferrous CFR China, adjusted for grade, logistics, and other adjustments. Mineral resources are estimated based on the same long-term price forecast used for mineral reserves, increased by a revenue factor of 1.30 and adjusted upwards or downwards for mine specific factors and further adjusted for grade, logistics and other modifying factors.

The concentration plant is located at the mine in Minatitlán, Colima, and the pelletizing plant is located near the Manzanillo seaport on the Pacific coast in Colima, 50 kilometers from Minatitlán. Consorcio Peña Colorada’s major processing facilities include a primary crusher, two autogenous mill, horizontal and vertical ball mills, several stages of magnetic separation, tailings filter plant, drystack and two pelletizing lines. The concentrate is sent as a pulp through a 45 kilometers-long pipeline from the mine and mineral processing plant in Minatitlán to the pelletizing plant in Manzanillo.

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

Iron ore mineral resources and mineral reserves
In 2025, net sales of Ternium’s mining segment in Mexico represented 3.0% of the company’s consolidated net sales and were totally used internally for steel making. As of December 31, 2025, the property, plant and equipment value of Ternium’s mining segment in Mexico represented 4.4% of the company’s consolidated property, plant and equipment value. None of our iron ore mines is considered to be material on an individual basis.

The estimates of mineral resources and mineral reserves at our mines and projects have been prepared by qualified persons. The 2025 mineral resource and mineral reserve estimates at the Aquila and Palomas mining properties were audited by SRK Consulting (Peru) S.A. The 2025 mineral resource and mineral reserve estimates for the Peña Colorada mine were prepared by qualified persons who are employees of Consorcio Peña Colorada. In addition, external qualified professionals and companies collaborate with management to validate findings in relevant areas such as geotechnics, geology and mining design.

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

Mineral resource and mineral reserve estimations are subject to normal industry risks, including metal prices, economic and market risks, metallurgical performance, and geological modeling. For geological risk, Ternium has modeling and estimation procedures following mining industry best practices, including drilling, core logging, sampling, and density protocols. For information on risks relating to the determination of mineral resources and mineral reserves, see “Risks Relating to Ternium’s Mining Activities - Ternium’s resource and reserve estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves and resources uneconomical to mine or cause Ternium to revise its resource or reserve estimates.”

Iron ore mineral reserves

The table below details Ternium’s estimated proven and probable iron ore mineral reserves in Mexico as of December 31, 2025. The classification of the iron ore mineral reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit.

Iron ore mineral reserves as of	December 31, 2025						December 31, 2024
	Proven		Probable		Total		Total
	Million tons	Fe %(1)	Million tons	Fe %(1)	Million tons	Fe %(1)	Million tons	Fe %(1)
Las Encinas	12	32	6	30	18	31	20	30
Peña Colorada(2)	53	20	63	19	116	20	122	20
(1)Reported figures are for magnetic iron content.
(2)Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada.
Note: S-K 1300 definitions were followed for mineral reserve estimates. Reported figures are Run of Mine (ROM) based. References to tons are to wet metric tons.
The table below provides additional information on iron ore production and average estimated mine life:

Operations/Projects	% Ownership	In Operation Since	2025 Run of Mine Production (million tons)	2025 Saleable Production (million tons)(1)	Estimated Mine Life (Years)(2)
Las Encinas(3)	100	1970	3.5	1.6	5
Peña Colorada(4)	50	1974	6.9	1.8	15
(1)Saleable production consists of a mix of direct shipped ore, concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%.
(2)Mine life is calculated assuming the full utilization of the pellet plant and corresponds to the duration of mineral reserve estimates only.
(3)2025 includes exclusively the Aquila and Palomas mines. Run of mine production in 2025 was 3.5 million tons and in 2024 was 3.4 million tons.
(4)Run of mine production in 2025 was 6.9 million tons and in 2024 was 3.9 million tons. Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada. The year-over-year increase in run of mine production in 2025 was due to the impact on 2024 production of deferrals in mining preparation activities, as a result of a lengthier than expected environmental permit granting for tailings disposal.
The mineral reserve estimates were prepared in compliance with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) rules, under which:
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

Our mining leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all mineral reserves on the leased properties to be mined in accordance with current production schedules. Our mineral reserves may include areas where some additional community negotiations and regulatory approvals are still pending. However, based on the technical investigations conducted as part of our mine planning process, together with our knowledge and experience of the negotiation and approval frameworks, we expect pending authorizations and approvals to be obtained in the normal course of business and within the timeframe established by the current life-of-mine schedule.

Changes in iron ore mineral reserve estimates (2025 versus 2024)

Las Encinas’ iron ore mineral reserve estimates as of December 31, 2025 were 18 million tons on a run-of-mine basis (with an average magnetic iron grade of 31%), decreasing by 2 million tons (with 1 percentage point higher magnetic iron grade) compared to those recorded as of December 31, 2024. The year-over-year decrease was mainly due to the depletion of iron ore mineral reserves in 2025, partially offset by an increase in the mineral reserves at the Palomas mine resulting from the update of mining costs and of geotechnical parameters.

Peña Colorada’s iron ore mineral reserve estimates as of December 31, 2025 were 116 million tons on a run-of-mine basis (with an average magnetic iron grade of 20%) decreasing by 6 million tons compared to those recorded as of the end of 2024. The year-over-year change was mainly due to the depletion of iron ore mineral reserves in 2025 partially offset by an increase in the iron ore mineral reserve estimate resulting from the block model update. Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada.

Iron Ore Mineral Resources

The following tables summarize Ternium’s mineral resources in its active mines in Mexico, as of December 31, 2025 and 2024.

Iron ore measured and indicated mineral resources as of	December 31, 2025						December 31, 2024
	Measured		Indicated		Measured + indicated		Measured + indicated
	Million tons	Fe %(1)	Million tons	Fe %(1)	Million tons	Fe %(1)	Million tons	Fe %(1)
Las Encinas	—	—	—	—	—	—	—	—
Peña Colorada(2)	17	24	36	21	53	22	42	22

Iron ore inferred mineral resources as of	December 31, 2025		December 31, 2024
	Million tons	Fe %(1)	Million tons	Fe %(1)
Las Encinas	12	31	14	31
Peña Colorada(2)	1	19	1	28
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
Changes in iron ore mineral resource estimates (2025 versus 2024)
Las Encinas’ inferred iron ore mineral resource estimates as of December 31, 2025 were 12 million tons (with an average magnetic iron grade of 31%), decreasing by 2 million tons compared to those recorded as of December 31,

2024. The year-over-year change was mainly due to the reclassification from iron ore mineral resources to mineral reserves at the Palomas mine. For information on risks relating to the determination of mineral resources and mineral reserves, see “Risks Relating to Ternium’s Mining Activities - Ternium’s resource and reserve estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore resources and reserves uneconomical to mine or cause Ternium to revise its resource or reserve estimates.”

Peña Colorada’s measured and indicated iron ore mineral resource estimates as of December 31, 2025 were 53 million tons (with an average magnetic iron grade of 22%), increasing by 11 million tons compared to those recorded as of December 31, 2024. The year-over-year change was mainly due to an increase in iron ore mineral resource estimates, resulting from a pit shell update after revised price assumptions and the incorporation of additional drill hole information. Reported figures are for Peña Colorada’s operation at Ternium’s 50% ownership interest in Consorcio Peña Colorada.

Property, Plant and Equipment
The table below details the value of Ternium’s mining segment property, plant and equipment in Mexico as of December 31, 2025.

In millions of U.S. dollars	Property, Plant and Equipment
Las Encinas	173.4
Consorcio Peña Colorada	285.7

Brazil
Usiminas has a 70% interest in Mineração Usiminas, and conducts its mining activities in Brazil through this company. Ternium started to consolidate Usiminas in July 2023. In 2025, we recorded iron ore shipments of 9.6 million tons from Mineração Usiminas’ operations, which were destined to third parties and to Usiminas’ steelmaking facilities in Ipatinga. The following table provides an overview of Mineração Usiminas’ active mining operations:

Mine	Location	Type of Mine
Oeste	Itatiaiuçu, Minas Gerais	Open pit
Central	Itatiaiuçu, Minas Gerais	Open pit
Leste/Camargos(1)	Mateus Leme, Minas Gerais	Open pit
(1)Friable ore at the Leste area has been exhausted at the end of 2023. The Camargos area is currently being evaluated as a potential source of friable ore for the Leste processing plant.
The following table provides an overview of Mineração Usiminas’ production capacity as of December 31, 2025:

Production facility	Capacity(1)
Oeste Plant	2,900
Samambaia Plant	2,900
Flotation Plant	3,200
Leste Plant(2)	1,000
(1)In thousands of tons per year. Figures are based on the nominal design capacity of the plants.
(2)Leste Plant did not operate in 2025. It is currently on stand-by pending the completion of feasibility assessments for the Camargos area.
In 2021, Mineração Usiminas implemented a dry stacking system to process tailings and, accordingly, tailings dams are no longer used. Mineração Usiminas had two tailings dams that were declared decommissioned, Somisa and Central, after it completed a closing procedure and fulfilled the legal requirements for obtaining such declaration. As of December 31, 2025, Mineração Usiminas had one inactive remaining tailings dam, Samambaia 0, with deposits volume of 8 million cubic meters and an additional one million cubic meter of sealing material used for decharacterization works. Samambaia 0 was built downstream and remains closed. In addition, Mineração Usiminas has initiated the required legal steps to obtain the decommissioning declaration by Minas Gerais’ authorities for its Samambia 0 tailings dam.
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
Active mines

Mineração Usiminas currently operates the Oeste and Central iron ore mines, while the Leste mine remains on standby. The Oeste, Central and Leste iron ore mines, together with their iron ore processing facilities, stand on 1,905 hectares, 1,250 hectares and 445 hectares, respectively. The environmental licences in force allow Mineração Usiminas to perform all mining activities necessary to exploit the ore located in every area where it has mining rights, until the permanent closure of the mines. Mineração Usiminas has operated these mines since 2010.

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

Iron ore mineral resources and mineral reserves in Brazil
In 2025, Mineração Usiminas’ mining products shipments represented 4.3% of Ternium’s consolidated net sales. As of December 31, 2025, the property, plant and equipment value of Mineração Usiminas represented 3.5% of Ternium’s consolidated property, plant and equipment value. None of our iron ore mines is considered to be material on an individual basis.

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

Iron ore mineral reserves in Brazil

The table below details Mineração Usiminas’ estimated proven and probable iron ore mineral reserves as of December 31, 2025. The classification of the iron ore mineral reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend different ore types that may occur within each deposit. Mineral reserves are reported as Run of Mine (ROM). References to tons in mineral reserve figures are to wet metric tons. To be able to process compact itabirites, Mineração Usiminas would need to deploy a new project that requires new equipment and facilities and significant capital expenditures. This project is currently under analysis and has not been yet approved. For information on risks relating to this investment, see Item 3. “Key Information—D.Risk Factors—Risks Relating to the Mining Activities - Inability to complete activities required to maintain iron ore and pellets production rates over time could increase Ternium’s steel production cost.”

Iron ore mineral reserves(1)	December 31, 2025						December 31, 2024
	Proven		Probable		Total		Total
	Million tons	Fe %(2)	Million tons	Fe %(2)	Million tons	Fe %(2)	Million tons	Fe %(2)
Friable itabirites	114	46	44	48	158	47	169	47
Compact itabirites	400	36	242	35	642	36	643	36
Mineração Usiminas	514	38	286	37	800	38	812	38
(1)Mineral reserves are the economically viable portion of the measured and indicated mineral resources, based on a benchmark long-term iron ore price of $85 per dry metric ton for 62% iron content CFR China. The mineral reserve reports were dated December 31, 2025. The cut-off grade was 30% Fe. Estimates were performed with the Studio NPVS 1.4.26.0 software. Mineral reserves included 30 million tons of iron ore with a 41% content of compact stoke piles classified as indicated. The stock piles were estimated and classified based on topography survey and channel samples. GE21 recommends a systematic sampling be carried out to confirm the quality of the compact stock pile.
(2)Represents total iron content.
The table below provides additional information on iron ore production and average estimated mine life.

Operations/Projects	% Ownership (1)	In Operation Since	2025 Run of Mine Production (million tons)	2025 Saleable Production (million tons)(2)	Estimated Mine Life (Years)(3)
Friable itabirites(4)	70	2011	21.5	9.2	5
Compact itabirites(5)	70	n/a	n/a	n/a	34
(1)Corresponds to Usiminas’ 70% interest in Mineração Usiminas.
(2)Saleable production consists of a mix of direct shipped ore, lump, sinter feed and pellet feed products which have an iron content of approximately 61%.
(3)Mine life is calculated assuming the full utilization of the concentration facilities and corresponds to the duration of ore mineral reserve estimates.
(4)Run of mine production in 2025 was 21.5 million tons and in 2024 was 20.8 million tons.
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
Changes in iron ore mineral reserve estimates (2025 versus 2024)
Friable itabirite iron ore mineral reserve estimates as of December 31, 2025 were 158 million tons on a run-of-mine basis (with an average iron grade of 47%), decreasing by 11 million tons compared to those recorded as of the end of 2024. The decrease during 2025 was due to the mineral reserve depletion in the year.
Compact itabirite iron ore mineral reserve estimates as of December 31, 2025 were 642 million tons on a run-of-mine basis (with an average iron grade of 36%), decreasing by 1 million tons compared to those recorded as of the end of 2024. The decrease during 2025 was due to the use of compact itabirite in operation or waste disposal activities.
Iron Ore Mineral Resources
Mineral Resources include a 30 million-ton stock of compact itabirite, 41% iron content, classified as indicated. Stock pile size and iron content were estimated and classified based on topography surveys and samples. GE21 recommends a systematic sampling be carried out to confirm the quality of compact stock pile. The following tables summarize

Mineração Usiminas’ mineral resources in its active mines as of December 31, 2025. Mineral resources are reported as Run of Mine (ROM). References to tons in mineral resource figures are to wet metric tons. Mineral resources are exclusive of mineral reserves.

Iron ore measured and indicated mineral resources(1) as of	December 31, 2025						December 31, 2024
	Measured		Indicated		Measured + indicated		Measured + indicated
	Million tons	Fe %(2)	Million tons	Fe %(2)	Million tons	Fe %(2)	Million tons	Fe %(2)
Friable itabirites	206	46	81	47	287	46	298	47
Compact itabirites	699	36	592	35	1,291	36	1,292	36
Mineração Usiminas	905	38	673	36	1,578	38	1,590	38

Iron ore inferred mineral resources as of	December 31, 2025		December 31, 2024
	Million tons	Fe %(2)	Million tons	Fe %(2)
Friable itabirites	55	50	55	50
Compact itabirites	293	33	293	33
Mineração Usiminas	348	36	348	36
(1)The mineral resource reports were dated December 31, 2025. The cut-off grade was 20% Fe. Estimates were performed with the Studio NPVS 1.4.26.0 software.
(2)Represents total iron content.
Changes in iron ore mineral resource estimates (2025 versus 2024)
Friable itabirite iron ore mineral resource estimates as of December 31, 2025 decreased 11 million tons year-over-year to 287 million tons of measured and indicated mineral resource estimates and 55 million tons of inferred mineral resource estimates (with an average iron grade of 46% and 50%, respectively). The decrease in mineral resource estimates was due mainly to mineral resource depletion during the year. Inferred mineral resource estimates remained unchanged.
Compact itabirite iron ore mineral resource estimates as of December 31, 2025 decreased 1 million tons year-over-year to 1,291 million tons of measured and indicated mineral resource estimates and 293 million tons of inferred mineral resource estimates (with an average iron grade of 36% and 33%, respectively). The decrease in resource estimates was due to the use of compact itabirite in operation or waste disposal activities. Inferred mineral resource estimates remained unchanged.
Property, Plant and Equipment
Mineração Usiminas’ property, plant and equipment value as of December 31, 2025 amounted to $366.3 million.

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
Sales
Net Sales
As of December 31, 2025, the company was organized into two operating segments: Steel and Mining.

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
Ternium primarily sells its steel products in Latin American countries and the southern United States, where it can leverage its strategically located manufacturing facilities to provide specialized products, delivery services to its customers and reduced freight costs. Ternium's consolidated net sales amounted to $15.6 billion in 2025, $17.6 billion in 2024 and $17.6 billion in 2023. Ternium started to consolidate Usiminas in July 2023. For further information on our net sales, see Item 5. “Operating and Financial Review and Prospects—A. Results of Operations.”
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
The following table shows consolidated net sales, for the years indicated:

Consolidated	Net sales (million U.S. dollars)
	For the year ended December 31,
	2025	2024	2023
Steel Segment	15,041	17,220	17,281
Mining Segment	568	429	329
Total net sales	15,609	17,649	17,610
The following table shows the steel segment’s net sales and shipments, for the years indicated:

Steel Segment	Net sales (million U.S. dollars)			Shipments (thousand tons)
	For the year ended December 31,			For the year ended December 31,
	2025	2024	2023	2025	2024	2023
Mexico	7,124	8,527	9,311	7,432	8,200	8,355
Brazil	3,695	4,005	2,279	3,943	3,941	2,014
Southern Region	2,326	2,401	3,569	2,180	1,806	2,271
Other Markets	1,590	1,958	1,853	1,506	1,674	1,573
Total Steel products	14,735	16,892	17,013	15,060	15,622	14,213
Other products	306	329	268
Total Steel segment	15,041	17,220	17,281
Note: other products include mainly electricity sales in Mexico and Brazil.
The following table shows the mining segment’s net sales and shipments, for the years indicated:

Mining Segment	Net sales (million U.S. dollars)			Shipments (thousand tons)
	For the year ended December 31,			For the year ended December 31,
	2025	2024	2023	2025	2024	2023
Third parties	568	429	329	7,658	6,426	4,128
Intercompany	570	630	546	5,293	4,959	4,048
Total	1,138	1,059	875	12,951	11,385	8,176

Consolidated steel products sales
Mexico
Sales to customers in Mexico accounted for 48% of Ternium’s consolidated net sales of steel products during 2025, 50% during 2024 and 55% during 2023. Most of Ternium’s Mexican customers are located near its plants. Flat steel non-coated products are mainly sold in Mexico to construction companies, industrial customers in the automotive, packaging, electric motors and service center industries, as well as distributors. The principal segments in the Mexican coated steel market are construction, automotive, home appliances and manufacturing (air conditioning, lamps and furniture). Ternium serves industrial customers, who require high-quality specifications, as well as commercial customers through service centers and warehouses. Rebar and wire rod markets in Mexico are characterized by a large number of orders of small volume, and competition is largely based on price. The customer base for bar and rod products in Mexico consists primarily of independent dealers and distributors, who in turn retail the products to their customers in the construction industry. Ternium markets its tubular products mainly through Mexican independent distributors, and the balance is sold directly to industrial customers.
Brazil
Sales to customers in Brazil accounted for 25% of consolidated net sales of steel products during 2025, 24% during 2024 and 13% during 2023. In the first half of 2023, sales in Brazil consisted mainly of steel slabs shipped to Usiminas and other steel companies. In the second half of 2023, Ternium started to consolidate Usiminas’ shipments, resulting in a significant increase in reported volumes in the country. Usiminas’ steel product sales in Brazil target the automotive industry, the construction and agriculture sectors, the tube and pipe sector (related to liquids, gas transportation and distribution networks), the capital goods sector and the home appliances sector. The customer base in Brazil consists primarily of independent SME companies and distributors, which in turn process or retail products to their customers in different market sectors. In addition, Usiminas serves large industrial customers, such as customers in the automotive industry, which require customized products and services that Usiminas can provide through its service centers and finishing facilities.
Southern Region
Sales to customers in the Southern Region (which encompasses Argentina, Bolivia, Chile, Paraguay and Uruguay) accounted for 16% of Ternium’s consolidated net sales of steel products during 2025, 14% during 2024 and 21% during 2023. The vast majority of sales in the Southern Region are made to customers in Argentina. Ternium’s sales in this region are oriented toward the construction and agriculture sectors, the automotive industry, the packaging sector (for food, paints, sprays and petrochemicals), the tube and pipe sector (related to liquids and gas transportation and distribution networks), the capital goods sector and the home appliances sector.
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
Ternium’s principal customers in the Southern Region are located near Ternium Argentina’s production facilities in Argentina. Ternium’s net sales in Argentina represent approximately 16% of our consolidated net sales. We also sell a small portion of our production to customers in Bolivia, Chile, Paraguay and Uruguay.
Other Markets
Sales to customers in other markets, which include mainly shipments to the United States, Colombia and Central America, accounted for 11% of Ternium’s consolidated net sales of steel products during 2025, 12% during 2024 and 11% during 2023. Steel customers in the United States are served directly through the Shreveport plant and through Ternium International’s Houston, Texas, commercial office. The Gulf Coast and a large portion of the West Coast in particular are regions for which our Mexican facilities have distribution advantages. Ternium’s main markets in the United States are the construction industry and the energy related sectors.
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
Marketing
Marketing of steel products
Ternium’s marketing strategy in the steel segment is to expand higher margin value-added products and services in Ternium’s sales mix. Over time, Ternium expects to increase its offerings of value-added products, such as cold-rolled sheets and coated and tailor-made products, and services, such as just-in-time deliveries and inventory management. In order to do so, Ternium has recently increased processing capacity and is advancing the construction of new steelmaking capacity, continue to work with its customers to anticipate their needs and develop customized products for particular applications.
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
Through Ternium Argentina’s service centers, Ternium can cut or roll-form its products to specific client requirements. Customized products include metallic roofing, blanks for vehicles, steel for agricultural machinery, different types of tinplate used to produce sprays and food containers, cut-to-length products used in the home appliance and construction industries, and welded pipes for the energy and construction sectors.
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
The steel industry has been steadily consolidating over the past decades, including Ternium and some its competitors. However, the global steel market remains highly fragmented. In 2024, the most recent year for which statistics are available, the five largest steel producers, China Baowu Group, ArcelorMittal, Ansteel Group, NSC and HBIS Group, accounted for 18% of total worldwide steel production, compared to 15% for the five largest steel producers in 2000.
Historically, steel prices have exhibited significant volatility. Events that contribute to continuously volatile steel price cycles include spikes and decreases in raw material prices, new steelmaking capacity additions (at a pace higher than steel demand growth), the idling and restart of steelmaking capacity and adverse economic conditions. In the United States, for instance, prices of hot-rolled coils bottomed in 2020 to $485 per ton, peaked at $2,135 per ton in 2021, and then showed significant volatility. As of the end of 2025, the hot-rolled coils price in the United States was $1,014 per ton.
Mexico
Ternium competes in the Mexican steel market with domestic, US and other foreign steel producers. According to the Mexican chamber of the iron and steel industry (Cámara Nacional de la Industria del Hierro y el Acero, or "Canacero"), imports of finished flat steel products into Mexico accounted for approximately 8.9, 10.3 and 10.2 million tons in 2025, 2024 and 2023, respectively.
Domestic competitors in the flat products market, some of which are also customers, are ArcelorMittal with a hot-rolling mill; Galvasid S.A. de C.V. (controlled by Grupo LM), a producer of galvanized and pre-painted coils; Zincacero S.A. de C.V. (controlled by Grupo Villacero), a producer of galvanized and pre-painted coils; Posco, a Korean steel company with a galvanizing facility; NUCOR-JFE, a joint venture between Nucor Corporation and JFE Steel Corporation that operates a galvanizing facility; Talleres y Aceros S.A. de C.V., or TYASA, which has a flat steel Castrip® mill, a reversing cold-rolling mill and a galvanizing facility; and Grupo Acerero S.A. de C.V., or GASA, which operates a plate mill. U.S. tariff measures on Mexico’s steel exports have led to the diversion of products once destined for the U.S. market into the domestic market, thereby intensifying competitive pressures within the country.
Our largest foreign competitors in the flat products market are ArcelorMittal-NSC, a joint venture between ArcelorMittal and NSC that operates a plant in Calvert, Alabama, US; Nucor Corporation; Steel Dynamics Incorporated, US Steel, Cleveland Cliff Inc and Posco.
In the rebar market, Ternium has several competitors, some of the most important are Deacero, ArcelorMittal, Grupo Simec, controlled by Grupo ICH, TYASA, GASA and Gerdau Corsa. In the low-carbon wire rod market, Ternium’s main competitors are Deacero, ArcelorMittal and, to a lesser extent, TYASA, GASA and Simec.
In the small diameter welded pipe market, Ternium’s main competitors, which are also customers, are Productos Laminados de Monterrey S.A. de C.V., or Prolamsa and Grupo LM. Orders in this market are usually small and cover a wide range of product specifications.
Brazil
Usiminas competes in the Brazilian steel market with domestic and foreign steel producers. Usiminas’ largest competitors in Brazil are ArcelorMittal, which has flat steel integrated and downstream facilities in the states of Espírito Santo and Santa Catarina; CSN, which has flat steel integrated and downstream facilities in the state of Rio de Janeiro and Paraná; and Gerdau S.A., which has flat steel integrated operations in the state of Minas Gerais, producing a wide variety of flat steel products. Flat steel imports in Brazil are mainly of Chinese origin, which, according to the Brazilian foreign trade statistics agency, accounted for approximately 70% of total imports in 2025. According to the Brazilian steel institute (Instituto Aço Brasil), imports of finished flat steel products into Brazil were approximately 4.0, 3.2 and 3.0 million tons in 2025, 2024 and 2023, respectively.

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
Ternium has a small participation in the U.S. steel market in comparison with U.S. domestic steel manufacturers. It successfully competes in the Gulf Coast and in a large portion of the West Coast where its facilities have logistical advantages.
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
Capital expenditures amounted to $2.5 billion in 2025 and $1.9 billion in 2024. In 2023, capital expenditures amounted to $1.5 billion, including the consolidation of Usiminas’ capital expenditures since July 2023. The main projects are described below.

Steel

Mexico. During 2025, capital expenditures in Ternium Mexico’s steel operations and Tenigal amounted to $2.0 billion, mostly related to the following projects:

•New downstream facilities at the Pesquería Industrial Center. During 2025, Ternium Mexico advanced the construction of new facilities in this industrial center. In the first quarter of 2026, we completed this project with the start-up of a new galvanizing line and a new cold-rolling mill, which have annual production capacities of 0.6 and 1.6 million tons, respectively. This followed the start-up of a 550 thousand tons per year pickling line and a finishing center.
•New upstream facilities at the Pesquería Industrial Center. Ternium Mexico made progress with the construction of a new steel mill, including an electric-arc-furnace-based steel shop with an RH degasser and a slab caster with two lines with total annual production capacity of 2.6 million tons and a DRI module with annual production capacity of 2.1 million tons. We expect to start-up these facilities by the end of 2026.

•Other projects. During 2025, Ternium Mexico advanced various environmental and safety projects in its facilities. Of note in the Churubusco unit, we continued advancing key improvement initiatives, including the replacement of the tanks and the revamping of two pickling lines, as well as the replacement of a crane. In the Guerrero unit, we made progress with an initiative to enhance the electric arc furnace’s oxygen and lime injection system, with the installation of aspiration systems and the implementation of the control and regulation system for the direct reduction facilities. In the Puebla unit, we continued improving reliability and process performance through the installation of a new loop former with a pinch‑roll system and an upgraded operational logic design.

Brazil. During 2025, Ternium Brasil’s capital expenditures in its Rio de Janeiro facility amounted to $136 million and Usiminas’ capital expenditures in its steel operations amounted to $186 million, mostly related to the following projects:

•Usiminas’ pulverized coal injection (“PCI”) project. This new equipment will feed blast furnace #3. Expected to be operational in the short term, this new equipment will allow for the partial replacement of coke with PCI to improve the blast furnace efficiency.
•Usiminas’ coke plant #2. Usiminas is carrying out hot repair activities in battery #3 to gradually increase its productivity. This project is expected to be completed in 2028.
•Usiminas’ new gas storage facility. Usiminas is carrying out the construction of this new facility for the storage of by-product gases. Expected to be operational in 2027, this new facility will enhance productivity by optimizing the utilization of by-product gases and reduce the consumption of natural gas.
•Usiminas’ environmental and safety projects. During 2025, Usiminas advanced various environmental and safety projects in its facilities aimed at improving environmental and safety conditions throughout its main facilities.
•Other projects at the Rio de Janeiro unit. During 2025, we made progress in the development of several projects aimed at improving product quality and equipment reliability, reducing costs, and improving environmental and safety conditions. These projects included the incorporation of new regenerators in the blast furnaces, to mitigate equipment degradation and ensure operational stability; the pre-assembly of a converter shell, along with its fixed hood and duct, to increase the reliability of steelmaking operations; works to improve and increase the capacity of the scrap yard; the deployment of an automated slab surface inspection system at the continuous casters; and the gradual implementation of a cast house dust‑collection system, and the structural rehabilitation of the converter pits.

Argentina. During 2025, Ternium Argentina’s capital expenditures in its facilities amounted to $126 million, mostly related to the following projects:

•New wind farm mill in the Province of Buenos Aires. Inaugurated in the fourth quarter of 2024, Ternium Argentina completed works in these facilities during the first quarter of 2025. With nominal power capacity of 99 megawatts, the new wind farm facility has enabled Ternium Argentina to replace most of the electricity purchased from third parties for its operations in the country.

•Other projects. During 2025, at the San Nicolás unit we made progress on the construction of a new transformer substation to strengthen power‑supply reliability; the repair and refurbish of the blast furnace gas holder piston, to secure stable operation; and in upgrading the main motors and power drive systems of the cold rolling mill. At the Canning unit, we made progress on the installation of a premelt pot for the galvanizing line.

Mining
During 2025, Mineração Usiminas’ capital expenditures amounted to $19 million. Investments at Mineração Usiminas focused on the acquisition and replacement of mining equipment, studies in connection with the implementation of the Compactos Project and projects to support current operations.

Las Encinas’ capital expenditures amounted to $64 million in 2025, mainly related to preparation works at the iron ore body in the Aquila mine and exploration drilling aimed at enhancing the reliability and confidence of mineral resources and reserves.

Ternium’s share in Consorcio Peña Colorada’s capital expenditures amounted to $73 million in 2025, mainly related to preparation works at the iron ore body in the Peña Colorada mine, progress made in the construction of a filtration and dry stacking plant, the acquisition of mining equipment and reinforcement works at a tailings dam.

2026 Capital Expenditures
Ternium’s capital expenditures in 2026 are expected to be between $1.9 and $2.1 billion. The main capital expenditure projects during 2026 will relate to the following:

•New facilities at the Pesquería Industrial Center. During the first quarter of 2026, we inaugurated a new cold-rolling mill and a new galvanizing facility. By year-end 2026, we expect to inaugurate a new steel shop.

•Usiminas’ coke plant #2. During 2026, we expect Usiminas to make progress on the hot repair of battery #3 and, in addition, advance the pad up of battery #4, a project expected to be completed in 2029.
•Usiminas’ PCI project. We expect this project to be completed during 2026.
•Usiminas’ new gas storage facility. During 2026, we expect Usiminas to make progress in the construction of this facility.
•Several projects aimed at further improving environmental and safety conditions throughout our main facilities.
Raw Materials, Slabs, Energy and Other Inputs
The main inputs for Ternium’s facilities are the following: in Mexico, slabs, iron ore, steel scrap, electricity and natural gas; in Brazil and Argentina, iron ore and metallurgical coal; and in Colombia, steel products, steel scrap and electricity. Below is a more complete description of the supply conditions for raw materials, slabs, billets, energy and other inputs at Ternium’s facilities in these countries. For a description of some of the risks associated with Ternium’s access to raw materials, slabs, energy and other inputs, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Steel Industry—Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability and —Risks Relating To Ternium's Business—The physical risks resulting from climate change, including extreme weather conditions and shifts in weather patterns may adversely impact Ternium’s business, results of operations and net worth.”

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
Slabs. Ternium’s Mexican subsidiaries have some non-integrated steel processing facilities that consume large quantities of slabs purchased from third-party suppliers or from Ternium Brasil and, from time to time, Ternium Argentina. Slab consumption could vary significantly from year to year in accordance with market conditions. Our Mexican subsidiaries purchased, either from third parties or from other Ternium facilities, 4.6 million, 5.8 million and 6.2 million tons of slabs in 2025, 2024 and 2023, respectively. Slab purchase prices are market-based. A new wave of international sanctions against Russian steel companies that have not been affected by current sanctions in connection with the Russia-Ukraine war could result in increased restrictions in the availability of steel slabs for Ternium Mexico's operations.

Iron ore. As described under “—Production Facilities and Processes—Mining Production Facilities” above, in Mexico Ternium owns interests in two mining companies: 100% of the equity of Las Encinas and a 50% equity stake in Consorcio Peña Colorada. Under our arrangement with Consorcio Peña Colorada, we are committed to off-take 50% of the annual production of the Peña Colorada mine. In 2025, 3.3 million tons of iron ore were shipped from these two companies to Ternium’s Mexican steel production facilities. In addition, from time to time, we purchase iron ore pellets from third parties. On average, we consume approximately 1.0 ton of iron ore to produce one ton of crude steel at our EAF facilities in Mexico.
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
Slabs. Usiminas has non-integrated steel processing facilities that consume large quantities of slabs. In addition, Usiminas’ integrated operations may require the purchase of slabs for downstream processing, to supplement its own production of crude steel, as it did in 2023 when its main blast furnace went through a relining process. Slab consumption can vary significantly from year to year in accordance with market conditions. Usiminas purchased and processed, either from third parties or from Ternium Brasil, 1.6 million, 1.6 million and 2.2 million tons of slabs in 2025, 2024 and 2023, respectively. Slab purchase prices are market-based.
Iron ore. As described under “—Production Facilities and Processes—Mining Production Facilities” above, Usiminas has a 70% equity participation in Mineração Usiminas. In 2025, 2.0 million tons of iron ore were shipped from Mineração Usiminas to Usiminas’ steel production facilities, representing 45% of its iron ore requirements. In addition, Usiminas purchases 0.5 million tons of iron ore pellets from third parties. Usiminas’ geographic location provides favorable access to high quality iron ore produced in Brazil’s iron ore mines in the southeast region. Usiminas consumes approximately 1.6 tons of iron ore to produce one ton of crude steel.
Metallurgical coal and related materials. Usiminas obtains its coke through the distillation in its coke ovens of metallurgical coal and petroleum coke. The facilities require different types of coal to produce coke. Usiminas also purchases other coal qualities, able to be injected in the blast furnace, and coke. Coal and coke are purchased under long-term contracts and on the spot market from several major international suppliers based mainly in Australia, United States, Japan and Indonesia. Prices under contracts are determined in accordance with market conditions. Petroleum coke is purchased from Petróleo Brasileiro S.A., or Petrobras. Usiminas consumes approximately 0.5 tons of metallurgical coal and third-party coke to produce one ton of crude steel.
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
Usiminas purchases additional electricity to meet its requirements mainly from Engie Brasil Energia, Companhia Energética de Minas Gerais, or CEMIG, ENEL Brasil, CTG and Canadian Solar Brasil, under take-or-pay contracts that remain in effect until 2026. In addition, Usiminas’ Cubatão facility purchases electricity from CEMIG under a long-term supply agreement expiring in 2030. Also, Usiminas has a long-term supply agreement with renewable energy producer Canadian Solar Brasil for the supply of electricity, currently representing 19% of Usiminas’ consumption, that expires in 2039. Usiminas consumes approximately 2.200 GWh/year of electricity.
Natural gas. Usiminas also consumes substantial volumes of natural gas, mainly to operate its steel plant and also to generate electricity in its thermoelectric plant in order to supply priority areas in the event of a power grid supply failure. Usiminas has a natural gas supply contract with Petrobras expiring at year-end 2027. In addition, Usiminas has one-year renewable natural gas distribution agreements with Companhia de Gas de Minas Gerais, or GASMIG, and Companhia de Gás de São Paulo, or COMGÁS. Usiminas consumes approximately 35.000 MMBTU/day of natural gas.
Other inputs. At Usiminas’ facilities, White Martins Gases Industriais owns and manages on-site plants from where it supplies industrial gases for the steelmaking process under long-term agreements expiring in 2032. White Martins Gases Industriais also supplies hydrogen through road transportation for Cubatão’s cold-rolling process, under a long-term agreement expiring in 2027. Messer Gases Brasil supplies hydrogen through road transportation for Ipatinga’s cold-rolling and galvanizing processes, under a long-term agreement expiring in October 2026.
Ternium Brasil and Ternium Argentina
Ternium Brasil and Ternium Argentina produce crude steel through the use of blast furnace technology. The principal raw materials used to produce steel are iron ore, metallurgical coal and, in Ternium Brasil, pulverized coal. The manufacturing process also requires significant quantities of electricity and natural gas.
Iron ore. Iron ore is purchased under long-term agreements from suppliers in Brazil. Prices under these contracts are determined in accordance with market conditions. Our main suppliers of iron ore, in the form of lumps, pellets and sinter feed fines, are LHG Mining Corumba S.A., Vale, Samarco Mineração S.A. and Vetria Mineração S.A. Our geographic location in Brazil provides favorable access to high quality iron ore pellets, lumps and fines produced in Brazil’s iron ore mines in the Southeast Region mainly, and our geographic location in Argentina provides favorable access to high quality iron ore lump and fines produced in Brazil’s iron ore mines in the Pantanal Region (Mato Grosso do Sul state). In addition, Ternium Argentina’s steelmaking facility receives iron ore pellets and fines from ports located on Brazil’s ocean coast. We consume approximately 1.5 tons of iron ore to produce one ton of crude steel in Ternium Brazil and approximately 1.4 tons of iron ore to produce one ton of crude steel in Ternium Argentina.
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
Electricity. Ternium Brasil and Ternium Argentina consume large quantities of electricity for their manufacturing activities. The electricity required by Ternium Brasil is self-generated on site by its thermoelectric plant with an installed power capacity of 490 MW, with excess electricity production sold in the Brazilian wholesale market. Most of the electricity required by Ternium Argentina is self-generated on site in the San Nicolás unit by a wholly-owned thermoelectric plant with an installed power capacity of 108 MW and by a wind farm located in Olavarría, Buenos Aires Province, with a nominal power capacity of 99 MW. The thermoelectric plants use steam primarily generated from co-product gases obtained in the steelmaking process (blast furnace and coke oven gases). Additional fuel requirements are covered with natural gas.
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
Ternium Argentina purchases natural gas at market prices mainly from Tecpetrol, in which San Faustin holds a controlling interest, Pluspetrol S.A., and several natural gas traders. The supply of natural gas to industrial users, including Ternium Argentina, may become economically unviable during periods of high demand. This situation could lead to higher production costs and/or a moderate reduction in steel production rates during those times. For its San Nicolás facility, Ternium Argentina has a long-term natural gas transportation agreement with Transportadora de Gas del Norte S.A., or TGN, and a renewable one-year natural gas distribution agreement with Litoral Gas S.A., or Litoral Gas. TGN and Litoral Gas are companies in which San Faustin holds significant but non-controlling interests. For its other facilities, Ternium Argentina’s natural gas transportation and distribution needs are covered by the corresponding regional distributors Camuzzi Gas Pampeana S.A., Metrogas S.A. and Naturgy BAN S.A. We consume approximately 4.6 million btu of purchased natural gas to produce one ton of crude steel in Argentina.

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
Semi-finished and finished steel products. The operations in Colombia include non-integrated facilities that process steel supplied by Ternium’s overseas subsidiaries and semi-finished and finished steel purchased from third-party suppliers procured in the domestic and international markets. We purchased from third parties approximately 395,400 tons of semi-finished and finished steel products in 2025, 516,500 tons in 2024 and 263,900 tons in 2023.
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
Product Quality Standards
Ternium develops its products and services under a philosophy of continuous improvement, with a strong commitment to excellence in the internal quality control of its products and processes. It’s products are manufactured in accordance with proprietary standards, customer requirements, and the specifications established by internationally recognized standardization entities, including the International Organization for Standardization (ISO), the American Society for Testing and Materials (ASTM), European Standards (EN), Japanese Industrial Standards (JIS), the Society of

Automotive Engineers (SAE), the American Petroleum Institute (API) and the American Society of Mechanical Engineers (ASME). Ternium holds product certifications based on international or local standards, in accordance with the requirements of the markets it serves.

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

Ternium has in place a Product Safety Management program in accordance with IATF 16949:2016, encompassing steel products incorporated at safety components of vehicles. This program aims to contribute to the automotive industry’s goal of preventing large-scale product recall events.
Research and Development; Product Development
Ternium’s research and development efforts focus on expanding our portfolio of advanced steel products, working closely with customers to design and develop steel-based components, and exploring innovative technologies aimed at decarbonizing and increasing the circularity of our operations.

We operate research centers in Mexico, Brazil, and Argentina, where we conduct product performance testing and production process simulations. In Mexico, Ternium Lab, our research and development hub, offers advanced capabilities including physical modeling, industrial process simulation, robotic testing, full-scale welding processes and material characterization. Ternium Lab collaborates closely with automotive customers’ development centers, providing access to steel product performance data through design software, covering parameters such as weldability, deformation, and energy absorption.

At our facilities in Pesquería, we also operate a component design laboratory that performs digital simulations of stamping and welding tests. Additionally, we have a state-of-the-art continuous galvanizing simulator capable of replicating the entire galvanizing process to evaluate the performance of new coatings.

Our internal research and development initiatives are reinforced by participation in global networks of industrial consortia, universities, and research institutions. As part of the Steel E-Motive initiative, sponsored by WorldAutoSteel, we aim to position steel as a key material for cost-effective, safe, and sustainable autonomous electric vehicles. The project focuses on the use of advanced high-strength steels in future vehicle architecture.

In 2025, Ternium developed a new family of high-strength galvanized steel products in medium-thickness coils, suitable for structural parts of medium and heavy vehicles. Trial batches were produced at our galvanizing simulator. Ternium also developed a patented battery support box for automotive customers. This component offers cost and safety advantages compared to aluminum-based alternatives, with only a minimal increase in weight. In addition, for heavy transportation applications the company introduced a new family of high-strength steels, delivering improved performance in terms of stamping tolerance and material fatigue resistance.

For the Vaca Muerta formation in Argentina, the company continues to develop API-grade steels in Argentina and Brazil to meet the growing demand for infrastructure supporting shale oil and gas production.

In addition, we are advancing the research and development of a new family of steel designed for the manufacture of pipelines for carbon dioxide transportation. In coordination with Tenaris, this initiative seeks to meet the growing demand for infrastructure supporting carbon capture and storage—one of the emerging pathways toward decarbonizing the economy. As part of this project, the first steel casts were successfully completed in Brazil.

The start-up Tulum Energy, in collaboration with Tenova, is installing a pilot plant at Pesquería to produce turquoise hydrogen through methane pyrolysis. This innovative process generates hydrogen and solid carbon from natural gas, without carbon dioxide emissions. To ensure sustainability, Ternium is developing and testing solid carbon–based co-products for industrial applications at its new briquetting laboratory.

In addition, Ternium is developing a new co-product derived from slag generated by electric arc furnaces, aimed at facilitating recycling. Having been validated at laboratory scale, this co-product is expected to undergo field validation this year as a component in asphalt production.

For the operation of blast furnaces, Ternium is working in Brazil on a new automatic assistance system. Powered by artificial intelligence, the system will provide early alerts of operational deviations by continuously analyzing load and temperature parameters.

In addition, Ternium is in the concept and engineering stage of a new coke treatment plant in Argentina. The facility would produce coke with lower moisture content, positively impacting blast furnace productivity, energy consumption, and greenhouse gas emissions.

Regulations
Environmental, Social and Governance Regulations
We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to environmental, social and governance matters, including laws and regulations relating to climate-change mitigation, use of resources, hazardous materials and radioactive materials, air emissions, water discharges and waste management; legislation on human rights and modern slavery; human capital, including equal opportunity, gender and disabilities equality, working conditions, work-life balance, and labor market access; and applicable rules on internal control and risk management, anti-corruption, business partner relationship management and other governance issues. For more information on the company’s governance practices and applicable regulations, see Item 6 “Directors, Senior Management and Employees” and Item 16G. “Corporate Governance”.

These regulations have been evolving over the past years and are expected to continue to evolve in the future, with related laws and regulations becoming increasingly complex and expensive to implement.

Laws and regulations protecting the environment have become increasingly complex and more stringent, leading to increased compliance costs. Environmental requirements vary from one jurisdiction to another adding complexity to the operations of companies with activity in multiple countries, such as Ternium. In addition to laws, regulations and policies aimed at enhancing transparency and promoting sustainability-related practices, there has been an increase in regulatory activity against climate and diversity-related initiatives in certain countries, which has led and may continue to lead to new laws, regulations and policies seeking to limit, discourage or prohibit such initiatives.

The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. In order to achieve carbon neutrality by the year 2050, the European Commission has laid out several action plans, such as the EU climate adaptation strategy, sustainable finance policies and the raw materials alliance. The CSRD introduced detailed sustainability reporting requirements for large companies, requiring them to regularly disclose information on their environmental, social, and governance impact. On February 26, 2025, the European Commission put forward the Omnibus I and Omnibus II simplification packages, aimed at reducing administrative burdens, cutting red tape, and boosting EU competitiveness in the sustainability regulatory framework. Omnibus I proposed substantive amendments to the CSRD and to the Corporate Sustainability Due Diligence Directive, significantly narrowing their scope and simplifying reporting obligations. Omnibus II complemented these efforts by targeting simplifications to the CBAM and the InvestEU Regulation. On February 24, 2026, the Council of the EU gave its final approval to the Omnibus simplification package, formally signing off the simplification of sustainability reporting and due diligence requirements. EU Member States are required to transpose the CSRD-related amendments into national law by March 19, 2027.

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
In addition, Mexican regulations provide for carbon dioxide emission taxes through taxes on fuels, with rates reviewed annually, depending on their efficiency in terms of carbon dioxide emission per unit of energy obtained. The carbon dioxide emission tax for natural gas is currently zero. In 2019, Mexico also started a pilot program for the adoption of an Emissions Trading System aimed at reducing GHG emissions, by settling a cap on emissions and allowing for the trade of emission certificates. For the time being, the regulation for setting such system or determine allowances has not been fully implemented. Ternium Mexico is a large consumer of natural gas. For further information see “—Raw Materials, Slabs, Energy and Other Inputs.”
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
By year-end 2024, Brazil passed legislation providing for the legal framework for an emissions trading system. Under this system, Brazilian steel producers would be required to monitor emissions and trade carbon credits. The governance structures, compliance mechanisms and market infrastructure is still under development.

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
Trade regulations
Intense global competition in the steel industry leads many countries, from time to time, to increase duties or impose restrictions on steel product imports to protect their domestic industries from trades that are not made under market conditions or that are otherwise unfair. Such measures protect domestic industries from increased imports sold at dumped or subsidized prices. Mexico, Colombia and the United States, among other countries, have several trade remedy measures in place. In addition to antidumping and countervailing measures, U.S. authorities have imposed tariffs on steel imports under Section 232 of the Trade Expansion Act of 1962 and under Section 301 of the Trade Act of 1974. Prior tariffs under the International Emergency Economic Powers Act (IEEPA) were terminated following a U.S. Supreme Court ruling stating that IEEPA does not authorize the president to impose tariffs absent clear congressional authorization. In replacement of tariffs under IEEPA, on February 20, 2026, President Trump imposed a temporary import duty under section 122 of the U.S. Trade Act of 1974, consisting of a 10% ad valorem import duty on all articles imported into the United States. For additional information on the Trump’s administration trade actions, see “—Regulations—Trade Regulations—United States.”

Commitments under bilateral or regional free trade agreements and certain countries’ imposition of trade remedy measures can and have both benefited and adversely affected Ternium’s home markets and export sales of steel products, as described below. For further information, see also Item 3. “Key Information—D. Risk Factors—Certain Regulatory Risks and Litigation Risks—International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.” Relevant free trade agreements and trade remedy measures, by country, are described below:

Mexico
Imports of steel products in Mexico:
The Mexican government has imposed certain antidumping measures on imports of steel products that are similar to the ones produced by Ternium Mexico. The following is a description of measures currently in effect and ongoing investigations:
•Hot-rolled products: Since March 2000, antidumping duties have been in place on imports from the Russian Federation and Ukraine. The measure has been extended four times in March 2006, September 2011, January 2016 and March 2021. Current duties are 21% and 25% for Russia and Ukraine, respectively. In addition, following an anti-circumvention investigation on imports of boron-alloyed hot-rolled products from Russia, since March 2014 such products have been subject to a 21% antidumping duty. On March 28, 2025, a sunset review was initiated.

On December 22, 2015, the Mexican government published the final antidumping determination imposing definitive and specific antidumping duties on China ($354.92 per ton, except for imports from Tangshan Iron and Steel Group Company Limited, which were fixed in $335.60 per ton), Germany ($166.01 per ton, except for imports from ArcelorMittal Bremen GmbH, which were fixed in $137 per ton) and France ($75.59 per ton, except for imports from ArcelorMittal Mediterranée S.A.S., which were fixed in $67.54 per ton). The measure was extended for five years until December 23, 2025. On December 19, 2025, a sunset review was initiated.

On March 3, 2025, Mexico initiated an antidumping investigation on imports from Vietnam and China, excluding imports that are already subject to an antidumping duty.

•Plate in coils: Since June 1996, an antidumping duty has been in place on imports from Russia. The measure has been extended five times, in June 2003, June 2007, November 2012, May 2017 and November 2022. The current duty is 29.3%. In addition, following an anti-circumvention investigation on boron-alloyed plate in coil imports from Russia, since February 2014 such products have been subject to a 29.3% antidumping duty.

•Cold-rolled products: In June 1999, Mexico imposed antidumping duties on cold-rolled steel sheets from Russia and Kazakhstan of 15% and 22%, respectively. The measure has been extended five times, in December 2005, December 2010, July 2015, August 2020 and June 2025.

On October 1, 2012, the Mexican government initiated an antidumping investigation on cold-rolled steel imports from South Korea. On December 26, 2013, Mexico’s Secretariat of Economy published a suspension agreement under which Korean exporters, Posco and Hyundai Hysco Company Limited, or Hyundai, voluntarily undertook to limit their cold-rolled products exports to the Mexican market. Posco’s and Hyundai’s quotas were subsequently increased in June 2017 and November 2020.

On June 19, 2015, Mexico imposed antidumping duties on cold-rolled steel products from China between 65.99% and 103.41%, with rates depending on the Chinese exporting company. The measure was extended for five years in August 2022. In addition, following an anti-circumvention investigation on imports of boron-added cold-rolled products from China, since July 2016 such products have been subject to the same antidumping duties. This measure was extended in August 2021 until June 2025. Currently, the measure is under review.

In December 2023, Mexico imposed antidumping duties on imports of cold-rolled steel from Vietnam between 11.64% and 79.24%.

On February 16, 2026, Mexico initiated an antidumping and countervailing investigation on imports of cold-rolled products from the United States, China and Malaysia, excluding imports that are already subject to an antidumping duty. The Authority initiated an investigation on all alleged countervailing programs in the U.S. submitted in the petition, including Section 232, the Golden Share and the Inflation Reduction Act.

•Coated flat products: In July 2016, Mexico issued a preliminary determination imposing provisional antidumping duties on imports from China and Taiwan. In June 2017, Mexico issued a final determination imposing antidumping duties on imports from these countries. These measures were renewed in September 2023. Current duties on Chinese companies vary, with one company subject to a duty of $187 per ton, while others facing duties from 22.26% to 76.33%. Current duties on Taiwanese exports range between 22.26% and 52.57%.

On February 24, 2023, Mexico issued a final determination imposing antidumping duties applicable to products sold by Vietnamese companies, of up to 10.84%. On September 14, 2023, Mexico imposed an antidumping duty of 2.06% to Maruichi Sun Steel, the only Vietnamese company not previously covered by the order. In May 2025, Mexico initiated a revision of the measure for changed circumstances due to the growth of imports.

•Reinforcing bars: Since 1995, imports of reinforcing bars from Brazil are subject to an antidumping duty of 57.69%. Subsequent sunset reviews determined the continuation of the antidumping duty for additional five-year periods. On December 23, 2021, under the latest sunset review, this measure was extended until August 2025. The measure is currently under sunset review.

•Wire rod: Since September 2000, imports of wire rod from Ukraine are subject to an antidumping duty. The measure has been extended four times in June 2006, March 2012, September 2016 and December 2021 until September 2025. The current duty is 41%. The measure is currently under sunset review.

On July 28, 2016, the Mexican government imposed an antidumping duty of US$0.49 per kilogram for five years, extended for an additional five-year period on January 19, 2023

•Welded Tubes: On December 7, 2016, the Mexican government initiated an antidumping investigation on from China. On March 8, 2018, Mexico imposed final antidumping duties of between $356 and $618 per ton on imports of welded tubes of circular, square or rectangular cross section from China. On April 30, 2024, the Mexican government decided to extend the measure without amendments until March 2028.
On October 7, 2015, the Mexican Government issued a decree imposing temporary tariffs on steel products applicable to imports from countries with whom Mexico had no trade agreement in place. The tariff schedule was amended in November 2022, August 2023, April 2024 and January 2026. Current import tariffs are in a range between 35% and 50%, applicable on several steel products including all steel family products except semi-finished steel. In April 2024, Mexico increased information requirements on steel import licenses to include information on mill and quality certificates and country where the product was melted and poured.
Exports of steel products from Mexico:
U.S. authorities have imposed a number of antidumping and countervailing measures on steel import from Mexico, thereby restricting Ternium’s exports to the U.S. The following is a description of measures currently in effect and ongoing investigations:
•Corrosion-resistant flat products: On December 19, 2025 the U.S. Department of Commerce imposed antidumping and countervailing duties on corrosion-resistant flat products (“CORE”) from 10 countries including Mexico. For further information, see “—Regulations—Trade Regulations—United States.”
•Carbon and alloy steel wire rod: Ternium Mexico's wire rod exports are subject to an antidumping duty of 4.64% pursuant to the latest administrative review on the antidumping duty order on carbon and certain alloy steel wire rod. The measure was extended for additional five years on February 24, 2026.
•Pipe and tube: During 2007, the U.S. authorities initiated an antidumping investigation of light-walled rectangular pipe and tube, or LWRPT, from various countries, including Mexico. On June 13, 2008, the authorities made a final determination of sales at less than fair value in the investigation of LWRPT from Mexico and, consequently, imposed antidumping duties. The measure has been reviewed five times, in February 2011, May 2014, March 2018, April 2019 and August 2020. As a result of the 2023-2024 administrative review, a preliminary margin of 9.66% has been imposed on Ternium Mexico’s exports. The measure is currently under sunset review.

On September 13, 2016, the U.S. authorities issued an antidumping duty order on imports of Heavy-Walled Rectangular Pipes and Tubes, or HWRPT, from 3 countries, including Mexico. For further information, see “—Regulations—Trade Regulations—United States.”.

•Welded pipes: Since 1992, pursuant to an antidumping duty order on circular welded non-alloy steel pipe -or standard pipe- from various countries, including Mexico, standard pipes manufactured by Hylsamex and Grupo Imsa were subject to antidumping duties. In 2007, such measures were extended for five more years. In August 2009, U.S. authorities published the final results of a changed circumstances review, concluding that Ternium Mexico is the successor-in-interest to Hylsamex for purposes of determining antidumping duty liability. In accordance with the latest administrative review, the applicable duty for Ternium Mexico is 24.17%. The measure has since been extended three more times, in July 2012, February 2018 and January 2024.
•Reinforced bars: On November 6, 2014, U.S. authorities made a final determination on reinforced bar imports from Mexico, imposing antidumping duties between 20.58% and 66.70%. The measure has been reviewed two times. As a result of the 2017-2018 administrative review, the U.S. Government imposed duties of 7.12% for Deacero, 1.46% for Grupo Simec and 5.54% for other Mexican producers, including Ternium Mexico. The measure was renewed on October 22, 2020 for five more years. The measure is currently under sunset review.
In addition, U.S. authorities have imposed tariffs under Section 232 of the Trade Expansion Act of 1962. For additional information on the Trump’s administration trade actions, see “—Regulations—Trade Regulations—United States.”
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
The Mexican-European Free Trade Agreement, or MEFTA, became effective on July 1, 2000. MEFTA provided for the phase-out and eventual elimination of Mexican and European duties on all industrial goods, including finished steel products. The EU eliminated all import duties on Mexican industrial goods, including finished steel products, as of January 1, 2003, while Mexico eliminated all import duties on European industrial goods, including finished steel products, as of January 1, 2007. During April 2018, the EU and Mexico concluded negotiations to bring the MEFTA up to date. The amended agreement, which has not yet come into force, does not provide for changes in steel trade conditions. Following BREXIT, Mexico and the United Kingdom reached a Trade Continuation Agreement, published on June 1, 2021, effective retroactively from January 1, 2021.
The Economic Partnership Agreement between Japan and Mexico came into force on April 1, 2015. The agreement provides for a phase-out and eventual elimination of Mexican and Japanese duties on all industrial goods within a ten-year period. Beginning on April 1, 2015, all duties on steel products were eliminated. Until March 31, 2015, an import duty of 3% was applicable to Japanese steel imports.

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
The Comprehensive and Progressive Agreement for Trans-Pacific Partnership, or CPTPP, was signed by Mexico together with Australia, Brunei, Canada, Chile, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam, becoming effective in December 2018. The agreement is in force for all its members. On July 16, 2023, the United Kingdom officially joined CPTPP. Its accession protocol has been ratified by all countries but for Canada.
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
Brazil
Imports of steel products in Brazil:
The Brazilian government has imposed certain antidumping measures on imports of steel products that are similar to the ones produced by Usiminas. The following is a description of measures currently in effect and ongoing investigations:
•    Plates: In 2013, the Brazilian government imposed an anti-dumping measure on imports of plates originating in China, South Korea and Ukraine. Specific rates apply, ranging from $52 to $212 per ton. The measure was renewed in 2019 and in September 2025 for an additional five years. The duty applicable to imports from China was raised from $212 to $679 per ton.

•    Hot-rolled products: On December 26, 2025, the Brazilian government issued a positive preliminary antidumping determination on Chinese imports. No preliminary duties were applied. Preliminary dumping margins, subject to verification, were $278 per ton for Baosteel and $294 per ton for Hebei Yanshan.

•    Cold-rolled products: On February 13, 2026, the Brazilian government imposed anti-dumping duties on imports from China for a period of five years. Duties range from $323 to $670 per ton.

•    Coated products: On February 18, 2026, the Brazilian government imposed anti-dumping duties on imports from China for a period of five years. Duties are between $285 and $710 per ton.

•    Pre-painted steel products: On February 2, 2026, the Brazilian government imposed anti-dumping duties on imports of pre-painted steel from China and India. Duties are between $289 and $545 per ton.

•    Metallic coating steel (tin plate) products: On August 29, 2025, the Brazilian government imposed anti-dumping duties on imports of metallic coating steel from China. Duties are between $284 and $499 per ton.

On April 23, 2024, the Brazilian government established a one-year quota system on steel imports under which certain products exceeding established quotas are subject to a 25% tariff. The measure was renewed in May 2025 until June 2026. In addition, on February 26, 2026, the Brazilian government increased tariffs on imports of nine steel products from a range between 10.8 and 12.6% to 25%.

Exports of steel products from Brazil:
The following is a description of antidumping and countervailing measures currently in effect and ongoing investigations:
•Corrosion-resistant flat products: On December 19, 2025, the U.S. Department of Commerce imposed antidumping and countervailing duties on corrosion-resistant flat products (“CORE”) from 10 countries including Brazil. For further information, see “—Regulations—Trade Regulations—United States.”

•Hot-rolled flat products: In September 2019, the European Commission imposed antidumping duties on hot-rolled coils from Brazil, Iran and Russia. On December 12, 2023, the measure was extended for five years. The rate applicable to Usiminas is EUR63 per ton.

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

Applicable tariffs on steel imports from non-member countries to Mercosur member countries are between 2% and 14%. However, every six months Mercosur members may exempt from tariffs a limited number of products imported from non-member countries. As previously discussed, Brazil has established a quota system on steel imports and increased tariffs on imports of certain steel products. Uruguay has exempted certain steel products, including cold-rolled sheets, galvanized flat steel products and certain steel coils. A National List of Exceptions (LNE) framework allows Argentina and Brazil to maintain up to 150 tariff lines on their respective exception lists, until December 31, 2028.
In 2004, Mercosur and the Comunidad Andina de Naciones (Andean Community, or "CAN"), currently including Bolivia, Colombia, Ecuador and Peru, signed a free trade agreement aimed at reducing and eventually eliminating tariffs on steel products traded among member countries. Mercosur entered into a trade agreement with Chile in 2005. As a result, all tariffs on steel products traded between Mercosur and Chile have been eliminated. In addition, Mercosur and Singapore signed a free trade agreement in 2023, which has been ratified by Paraguay and Uruguay while Argentina and Brazil have yet to complete the ratification process.
On September 16, 2025, Mercosur and EFTA signed a free trade agreement. In addition, on January 17, 2026, Mercosur signed a free trade agreement with the EU. The agreement is expected to be provisionally applied in Argentina and Uruguay as of May 1, 2026, while Brazil and Paraguay have yet to complete the ratification process.
There are trade agreements initiatives with other countries in the early stage, such as Canada, United Arab Emirates, South Korea, Vietnam and Indonesia, with little progress.
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

Colombia
Imports of steel products to Colombia:
The Colombian government has imposed certain antidumping and safeguard measures on imports of steel products. The following antidumping measures are currently in effect:
•Steel profiles for drywall: On October 29, 2021, the Colombian government imposed antidumping duties of 37.88% on imports from China, for a three-year period, starting November 3, 2021. In October 17, 2025, the Colombian government extended the measure for five years.
•Galvanized and galvalume flat sheet and tiles: On January 22, 2025, the Colombian government imposed antidumping duties on imports from China, consisting of an ad valorem tariff of 41.74% on sheets and 94.64% on tiles for five years.
•Wire rod galvanized strand and concrete strand: On November 16, 2018, the Colombian government imposed antidumping duties of 15% on imports from China. On December 20, 2024, through an administrative review, the Colombian government replaced the duties with a FOB base price of $3.36 per kilogram. On July 3, 2025, the Colombian government extended the measure for five years.

•Wire Rod: On October 18, 2024, the Colombian government adopted a safeguard measure consisting of a tariff of 30% on imports of wire rod from countries with which Colombia does not have trade agreements. The measure is set to expire in October 2026.
•Reinforced bars: On October 3, 2024, the Colombian government adopted a safeguard measure consisting of a preliminary tariff of 14.5% on imports of corrugated iron or steel bars for concrete reinforcement from Andean Community member countries exceeding certain quota. On February 26, 2025, the General Secretary of the Andean Community rejected Colombia’s request to implement the measure and ordered its suspension. Subsequently, the authority rejected Colombia’s reconsideration request.
Effective February 25, 2026, in response to Ecuador’s measures against Colombia imports, Colombia imposed a 30% tariff on Ecuadorian products spanning 73 tariff lines, including steel wire and structures. In addition, Colombia has published a draft decree for comments, pursuant to which import tariffs on Ecuadorian products would be raised to 50%, incorporating additional tariff lines including steel products such as profiles and sections.
Exports of steel products:
U.S. authorities have imposed tariffs, including on imports from Colombia, under Section 232 of the Trade Expansion Act of 1962. For additional information on Trump’s administration trade actions, see “—Regulations —Trade Regulations—United States.”
On February 1, 2026, Ecuador imposed a 30% tariff on Colombian products based on national security grounds, with certain exceptions for products used in the energy sector. On March 1, 2026, Ecuador raised the tariff to 50%.
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
Colombia’s free trade agreement with the United States became effective in October 2011. Under this agreement, steel import tariffs from Colombia to the United States were eliminated and steel import tariffs from the United States to Colombia decreased gradually from a range of between 5% and 10% in 2011 to 0% in 2021. In particular, wire rods import tariffs were reduced to 0% beginning in 2012, and rebar import tariffs decreased gradually and were eliminated in 2021. However, U.S. authorities have imposed tariffs, including on imports from Colombia, under Section 232 of the Trade Expansion Act of 1962. For additional information on Trump’s administration trade actions, see “—Regulations —Trade Regulations—United States.”
In addition, Colombia has signed free trade agreements with Chile, EFTA, Canada, the EU, South Korea, Costa Rica, Israel and the U.K., in effect since May 2009, July 2011, August 2011, August 2013, July 2016, August 2016, August 2020 and June 2022, respectively. Colombia has also signed free trade agreements with Panama, United Arab Emirates and Singapore, which are not yet effective. Colombia is currently negotiating free trade agreements with Japan and Turkey.
United States
U.S. authorities have imposed a number of measures on imports of steel products and on manufactured products containing steel, including antidumping and countervailing duties, tariffs under Section 232 of the Trade Expansion Act of 1962 and under Section 301 of the Trade Act of 1974. Prior tariffs under the International Emergency Economic Powers Act (IEEPA) were terminated following a U.S. Supreme Court ruling stating that IEEPA does not authorize the president to impose tariffs absent clear congressional authorization. In replacement of tariffs under IEEPA, on February 20, 2026, President Trump imposed a temporary import duty under section 122 of the U.S. Trade Act of 1974, consisting of a 10% ad valorem import duty on all articles imported into the United States. For additional information on Trump’s administration trade actions, see Item 3. “Key Information—D. Risk Factors—Certain Regulatory Risks and Litigation Risks— Changes in existing trade arrangements between Mexico and the United States and controversies or disputes between USMCA member countries could adversely impact Ternium’s results of operations and net results.”
Below is a description of relevant measures currently in effect in the United States:
Antidumping and countervailing duties on steel imports:
•Hot-rolled products: In July 1999, the U.S. authorities imposed antidumping duties on hot-rolled products from Russia, currently of up to 184.56%. The measure has been extended twice for five years each, in October 2016 and December 2021.

During November 2001, the U.S. government imposed antidumping and countervailing duties on certain hot-rolled carbon steel flat products from China, India, Taiwan, Thailand, Russia, Indonesia and Ukraine. Current antidumping duties range between 12.34% and 90.83% for China, 36.53% and 44.40% for India, 47.86% for Indonesia, 20.28% and 29.14% for Taiwan, 4.41% and 20.30% for Thailand and 90.33% for Ukraine, with rates depending on the exporting company. Current countervailing duties range between 336.62% and 360.23% for India and are set at 10.21% for Indonesia and 2.38% for Thailand. These measures were confirmed in October 2025 for five more years.
On October 3, 2016, the U.S. government issued antidumping and countervailing duty orders against several countries for a five-year period. Antidumping duties were imposed at the following rates: 29.58% for Australia; between 33.14% and 34.28% for Brazil; between 4.99% and 7.51% for Japan; between 4.61% and 9.49% for Korea; 3.73% for the Netherlands; between 4.15% and 6.77% for Turkey; and 33.06% for the United Kingdom. Countervailing duties were imposed on imports as follows: between 29.07% and 30.51% for Brazil; and between 0% and 9.49% for Korea. With the exception of Brazil, the measure was extended for five years on November 25, 2022.
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
•Corrosion-resistant flat products: On July 25, 2016, the U.S. government imposed countervailing duties of 39.05% to 241.07% on imports from China, of 8% to 29.49% on imports from India, of a de minimis to 38.51% on imports from Italy, and of a de minimis to 1.19% on imports from Korea. In addition, on July 25, 2016, the U.S. government imposed antidumping duties on corrosion-resistant flat products of 209.97% from China, between 3.05% and 4.43% from India, 12.63% and 92.12% from Italy, 8.75% and 47.80% from Korea, and 10.34% from Taiwan. These measures were subject to many circumvention inquiries. Currently, imports of corrosion-resistant flat products from Costa Rica, Malaysia, Vietnam and the United Arab Emirates from Chinese hot-rolled coils and/or cold-rolled coils are subject to antidumping and countervailing duties; and imports of corrosion-resistant flat products from Vietnam with Korean and Taiwanese hot-rolled coils and/or cold-rolled coils are subject to antidumping and countervailing duties. These measures have been extended for five years on August 3, 2022.

On December 19, 2025, the U.S. government imposed antidumping duties of 19.10% on imports from Australia, of 22% to 191.26% on imports from Brazil, of 5.59 to 50.25% on imports from Canada, of 1.07 to 24.09% on imports from Mexico, of 22.64% on imports from Netherlands, of 19.21% on imports from South Africa, of 10.85 to 67.81% on imports from Taiwan, of 6.48 to 10.49% on imports from Turkey, of 7.20 to 16.38% on imports from United Arab Emirates and of 87.07 to 162.96% on imports from Vietnam. Simultaneously, it imposed countervailing duties of 4.39% on imports from Usiminas and 15.99% on imports from other Brazilian companies, of 0% on imports from Galvasid and 13.26% on imports from other Mexican companies including Ternium Mexico, of 1.14% to 34.55% on imports from Canada and of 0.30% to 257.83% on imports from Vietnam.
•Pipe and tube: On September 13, 2016, the U.S. authorities issued an antidumping duty order on imports of Heavy-Walled Rectangular Pipes and Tubes, or HWRPT, from Korea, Turkey and Mexico. As a result of the 2018-2019 administrative review, Ternium Mexico’s current margin is 2.51%. The measure was extended for five years in April 2022.
•Wire rod: On October 29, 2002, the U.S. government imposed antidumping duties to wire rod imports from Brazil (from 74.35% to 94.73%), Indonesia (4.05%), Moldova (369.10%) and Trinidad and Tobago (11.40%), and countervailing duties to Brazilian wire rod imports of between 2.31% and 6.74%. These measures were renewed for five years on August 27, 2020 and on February 24, 2026.

On January 8, 2015, the U.S. government imposed antidumping duties (between 106.19% and 110.25%) and countervailing duties (between 178.46% and 193.31%) on wire rod from China, with rates depending on the exporting company. These measures were renewed on December 29, 2025.
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
Section 232 tariffs on steel imports:
In April 2017, the U.S. government initiated an investigation under Section 232 of the U.S. Trade Expansion Act. The investigation analyzed the effects of imports of steel products on national security. Based on the result of such investigation and on the resulting Commerce Secretary recommendations, on March 8, 2018, the U.S. president imposed a 25% tariff on steel imports, which entered into force on March 23, 2018, followed by negotiated country-specific exemptions and quota arrangements. Australia, Canada and Mexico were exempted from the tariff (though subject to a continuous monitoring system of their trade flows). Argentina, Brazil and South Korea were also exempted from the measure, subject to quota system agreements covering steel imports from those countries. In 2022, the United States shifted the 25% tariff applicable to the EU to a Tariff Rate Quota (TRQ) system for steel products melted and poured in this region, and Japan and the United Kingdom entered into similar systems. However, on February 10, 2025, the Trump administration announced, through a presidential proclamation, the reinstatement of the 25% tariff on all steel imports and, on June 3, 2025, the Trump administration raised the tariff to 50%. As a result, all previously exempted or quota-managed countries became subject to the full 50% tariff on their steel exports to the United States.
Presidential proclamation on imports of automobiles and automobile parts:
Effective from April 3, 2025, the U.S. government imposed a 25% tariff under Section 232 on all imported automobiles produced outside the U.S. Effective from May 3, 2025, this tariff also applies to key auto parts such as engines, transmissions, powertrain parts and electrical components. However, vehicles and parts that comply with the USMCA are subject to this tariff on their non-U.S. specific content, and, in the case of auto parts, only when the government establishes a process to exempt U.S. content from tariffs.
Effective June 30, 2025, up to a defined quota, passenger vehicles originating in the U.K. are exempt from the Section 232 tariff but subject to a 7.5% tariff plus a 2.5% general duty. In addition, certain auto parts are subject to a reduced 10% combined duty rate.
Effective from August 1, 2025, automobiles and auto parts originating from the EU are subject to a Section 232 tariff of 15% less the applicable most-favored-nation tariff.
Effective from September 16, 2025, vehicles and parts originating from Japan are also subject to a Section 232 tariff of 15% less the applicable most-favored-nation tariff.
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
Disclosure Pursuant to Section 13(r) of the Exchange Act
The Iran Threat Reduction and Syria Human Rights Act of 2012 added a new paragraph (r) in Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires a reporting issuer to provide disclosure if the issuer or any of its affiliates knowingly engaged in certain enumerated activities relating to Iran, including activities involving the Government of Iran. Ternium did not engage in any Iran related activity during the year ended December 31, 2025. However, Ternium S.A. is providing the following disclosure pursuant to Section 13(r) of the Exchange Act with respect to Iran related activity reported by its affiliates.

Tenaris
Tenaris is also controlled by San Faustin and, accordingly, it is deemed an “affiliate” of Ternium S.A., as such term is defined in Exchange Act Rule 12b-2. In response to our inquiry, Tenaris provided the disclosure included below.
In July 2015, the Islamic Republic of Iran entered into the Joint Comprehensive Plan of Action (“JCPOA”) with China, France, Germany, Russia, the United Kingdom and the United States, which resulted in the partial lifting in January 2016 of certain sanctions and restrictions against Iran, including most U.S. secondary sanctions against such country. On May 8, 2018, the United States announced that it would cease participation in the JCPOA and would begin re-imposing nuclear-related sanctions against Iran after a wind-down period. Following the U.S. withdrawal from the JCPOA, the EU updated Council Regulation (EC) No. 2271/96 of 22 November 1996 (the “EU Blocking Statute”), to expand its scope to cover the re-imposed U.S. nuclear-related sanctions. The EU Blocking Statute aims to counteract the effects of the U.S. secondary sanctions.

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
All revenue and profit derived from Tenaris’s sales to Iran was recorded in the fiscal year in which such sales were performed and, therefore, no revenue and profit has been reported in connection with commercial activities related to Iran for the year ended December 31, 2025.
Tenaris has procedures in place designed to ensure that its activities comply with all applicable U.S. and other international export control and economic sanctions laws and regulations.
Other Affiliates
Except for Tenaris, no other affiliates of Ternium S.A. reported any Iran related activity for the year ended December 31, 2025.

C.    Organizational Structure
Below is a simplified diagram of Ternium’s corporate structure as of February 27, 2026.

Ternium - Luxembourg

-----▶	Ternium Mexico - Mexico	◀------
71.3%		28.7%

-----▶	Ternium Argentina - Argentina
62.6%

-----▶	Usiminas	4.8%
32.8%		◀------

-----▶	Ternium Brasil - Brazil
100%

-----▶	Ternium Colombia - Colombia
100%

-----▶	Ternium del Atlántico - Colombia
100%

-----▶	Tenigal - Mexico
51%

-----▶	Ternium Internacional Guatemala - Guatemala	◀------	---------
99.8%		0.2%

-----▶	Ternium USA - USA
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
Ternium Argentina. Ternium Argentina is the main integrated manufacturer of flat steel products in Argentina with total annual finished steel production capacity of approximately 3.0 million tons. The shareholders of Ternium Argentina as of February 27, 2026 are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

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
Usiminas. Usiminas is one of the main producers of flat steel products in Brazil, with total annual finished steel production capacity of approximately 6.9 million tons. Usiminas operates mining and steel production facilities in Brazil. The shareholders of Usiminas as of February 27, 2026, are set out in the following table, together with the share percentage owned by each such shareholder as of that date:

Usiminas’ Shareholders	Ordinary shares[1]		Preferred shares[2]		Total shares
	In million	Percentage	In million	Percentage	In million	Percentage
Ternium (T/T Group)	453.4	64.5%	8.5	1.6%	461.9	37.5%
Confab (T/T Group)	47.5	6.8%	1.3	0.2%	48.8	4.0%
Previdência Usiminas	34.1	4.9%	—	—	34.1	2.8%
Public	167.7	23.9%	518.4	98.1%	686.1	55.7%
Total issued and outstanding	702.7	100.0%	528.2	100.0%	1,230.9	100.0%
1    Each ordinary share of Usiminas entitles its holder to one vote on resolutions at general shareholders’ meetings.
2    Usiminas preferred shares entitle holders to dividends that are 10% higher than those paid on ordinary shares. Preferred shares carry no general voting rights on resolutions at general shareholders’ meetings but, pursuant to Brazilian Corporations Law No. 6,404/76, holders of preferred shares may, by separate vote, elect one member to the board of directors (subject to applicable statutory conditions, including minimum ownership and holding-period requirements) and, as a class, one member to the fiscal council.
In July 2023, we increased our investment in Usiminas by acquiring a share of the participation held by Nippon Steel Corporation in the Usiminas’ control group. As a result of this transaction, Ternium’s holdings of Usiminas’ control group shares increased to 51.5%. A new shareholders’ agreement was entered into as a result of the transaction, and we began to fully consolidate Usiminas in July 2023.
On February 10, 2026, Ternium Investments acquired from NSC Group their remainder participation in the Usiminas control group, totaling 153.1 million ordinary shares, increasing Ternium’s participation in the Usiminas control group to 83.1%. As a result, the T/T group currently holds an aggregate participation of 92.9% in Usiminas’ control group, with Previdência Usiminas holding the remainder 7.1%.
Pursuant to the Usiminas shareholders agreement, Ternium Investments has the right to nominate a majority of the members of Usiminas’ board of directors, the CEO and all other members of Usiminas’ board of officers.

Usiminas’ Control Group	Ordinary shares
	In million	Percentage
Ternium (T/T Group)	402.0	83.1%
Confab (T/T Group)	47.5	9.8%
Previdência Usiminas	34.1	7.1%
Total Control Group shares	483.6	100.0%
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
Ternium’s primary source of revenue is the sale of steel products. Management expects sales of steel products to continue to be Ternium’s primary source of revenue. The global market for such steel products is highly competitive, with the primary competitive factors being price, cost, product quality and customer service. The majority of Ternium’s sales are concentrated in the Americas. Specifically, Ternium’s largest markets are Mexico, Brazil and Argentina.
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
Ternium’s results are also sensitive to prices in the international steel markets. Steel prices are volatile and are sensitive to supply conditions and to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s finished steel products. For example, U.S. prices of hot-rolled coils bottomed in 2020 to $485 per ton, peaked at $2,135 per ton in 2021, and then showed significant volatility. As a result of steel price volatility, among other factors, Ternium’s operating income decreased by 44% year-over-year in 2025 after decreasing 43% year-over-year in 2024, 19% year-over-year in 2023 and 49% year-over-year in 2022, and increasing 388% year-over-year in 2021. Persistently low steel prices would have a material adverse effect on Ternium’s results, as could price volatility.
Trends in the steel industry may also have an impact on Ternium’s results. In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide and regional production capacity, fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered, especially on downturn cycles, from substantial over-capacity. Over-capacity has been particularly severe in China. In addition, there has been a trend toward steel industry consolidation among Ternium’s competitors, and current competitors in the steel market could become larger in the future. Intense competition could impact Ternium’s share in certain markets and adversely affect its sales and revenues.

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

Purchased slabs are a key component of Ternium’s production process. Industry consolidation and integration of slab making facilities into finished steel products have been reducing the availability of slabs in the global market. For example, in 2023 ArcelorMittal acquired Companhia Siderúrgica do Pecém (CSP), a Brazilian slab maker that used to be a significant supplier of slabs in the international markets. In addition, it gradually integrated its slab facility in Lázaro Cárdenas, Mexico, with the steel processing facilities in other locations. Furthermore, in 2021 it inaugurated a new hot-rolling mill in Lázaro Cárdenas that led to a further integration of its slab facility in that site. Additionally, the wave of trade sanctions imposed by the United States, the United Kingdom, and the EU, among other countries, following the Russian invasion of Ukraine, against certain Russian institutions, companies and citizens, resulted in a disruption to the global supply of slabs and other inputs consumed in the steel production process. The resolution of the Russian-Ukraine armed conflict and its consequences in the global markets is still uncertain. New international sanctions against Russian steel companies or citizens could result in slab scarcity and/or increases in slab prices in the market, which would have a material adverse effect on Ternium’s business and results of operations.

Ongoing geopolitical tensions involving Iran, the United States and Israel present significant risks to global stability and trade. Escalation of this conflict could disrupt energy markets, increase raw material costs and impair supply chain reliability. Heightened sanctions or military actions may also create volatility in currency and commodity prices. These developments could adversely affect Ternium’s sales, results of operations and net results. While we monitor these risks closely, we cannot predict the duration or ultimate impact of this conflict on our company.

Ternium’s export revenues could be affected by trade restrictions and its domestic revenues could be affected by unfair competition from imports. Currently, there are a significant number of anti-dumping, countervailing, safeguard measures, tariffs and other trade-restrictive actions. Ternium’s ability to profitably access the export markets may be adversely affected by trade restrictions, including anti-dumping duties, tariffs and countervailing measures, in certain markets. In addition, Ternium’s ability to sell some steel products in its principal markets could be affected by unfair competition from imports of those steel products from certain countries if measures against unfair trade are not in force. These trade measures could stimulate aggressive export offers elsewhere, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those in which Ternium operates. For further information, see Item 4. “Information on the Company—B. Business Overview—Regulations—Trade Regulations.”

Ternium’s results are sensitive to changes to trade regulations in the USMCA region. Mexico maintains a significant trade relationship with the United States through the United States–Mexico–Canada Agreement (USMCA), which over time has fostered regional supply-chain integration, contributing to Mexican economic growth. However, a wave of U.S. trade measures against several of its trading partners in 2025, including Mexico, has created significant uncertainty. Our business could be materially and adversely affected by changes to trade regulations in the USMCA region. For further information on changes in existing trade arrangements between Mexico and the U.S. see Item 3. “Risk factors—Risks Relating to the Countries in Which Ternium Operates—Mexico—Changes in existing trade arrangements between Mexico and the United States and controversies or disputes between USMCA member countries could adversely impact Ternium’s results of operations and net results”.
Changes in prevailing exchange rates could impact results from consolidated companies with net short or long positions in currencies other than their functional currencies. The functional currency of Ternium Mexico, Ternium Argentina, Ternium Brazil, Ternium Colombia, Ternium Guatemala and Tenigal is the U.S. dollar. In addition, Usiminas, which we began to consolidate in July 2023, has adopted the U.S. dollar as its functional currency for its financial statements from January 1, 2026. These consolidated companies record foreign exchange results on their net non-U.S. dollar positions when the other currencies appreciate or depreciate with respect to the U.S. dollar. In addition, these consolidated companies record deferred tax results when the local currency appreciates or depreciates in relation to the U.S. dollar (their functional currency) as such fluctuations change, in U.S. dollar terms, the tax base used to calculate deferred tax at such subsidiaries. Fluctuations in the value of such local currencies against the U.S. dollar have had, and may also have in the future, an impact on Ternium’s results.
The fair value of Ternium’s holdings of Argentine securities could be reduced, and Ternium may be required to record a significant loss in its consolidated income statements, as a result of a significant volatility in the Argentine financial market, foreign exchange restrictions in the country and valuation adjustments resulting therefrom. Existing foreign exchange controls in Argentina currently limit the purchase and transfer abroad of foreign currency for saving purposes, restricting Ternium Argentina’s ability to hold excess cash reserves in foreign bank accounts. Accordingly, Ternium Argentina holds its cash and financial investments in the Argentine financial system. As of December 31, 2025, the fair value of Ternium Argentina’s cash and cash equivalents and other investments was $0.8 billion, a large share of which consisted of bond holdings. The U.S. dollar value of such instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. The valuation of such investments is subject to the volatility of the Argentine financial market and to the effects of applicable foreign exchange restrictions. For example, the fair value of Argentine securities holdings decreased by $555 million in 2023, mostly as a result of a significant devaluation of the Argentine peso in December 2023, and increased by $457 million in 2024, largely due to the favorable reaction by investors to the reforms undertaken by the Milei administration, which was mostly recorded as changes in the fair value of financial instruments in Other Comprehensive Income.

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

Selected consolidated income statement data	For the year ended December 31,
In million U.S. dollars (except per share data)
	2025	2024	2023 (1)

Net sales	15,609	17,649	17,610
Cost of sales	(13,256)	(14,760)	(14,051)

Gross profit	2,353	2,889	3,559
Selling, general and administrative expenses	(1,601)	(1,651)	(1,472)
Other operating results	(46)	25	110

Operating income	705	1,263	2,198

Finance expense	(214)	(196)	(125)
Finance income	238	298	255
Other financial expenses, net	(49)	(296)	(6)
Equity in earnings of non-consolidated companies	86	69	105
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	(117)	(410)	—
Effect related to the increase of the participation in Usiminas	—	—	(171)
Recycling of other comprehensive income related to Usiminas	—	—	(935)

Profit before income tax expense	648	728	1,321
Income tax expense	(345)	(554)	(334)

Profit for the year	303	174	986

Attributable to:
Owners of the parent	425	(54)	676
Non-controlling interest	(122)	227	310

Profit for the year	303	174	986

Depreciation and amortization	788	743	658
Weighted average number of shares outstanding (2)	1,963,076,776	1,963,076,776	1,963,076,776

Basic earnings per share ($) (3)(4)	0.22	(0.03)	0.34
Basic earnings per ADS ($) (3)(4)	2.17	(0.27)	3.44
Dividends per share ($) (5)	0.27	0.27	0.33
Dividends per ADS ($) (5)	2.70	2.70	3.30

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
(2)Of the 2,004,743,442 shares issued as of December 31, 2025, Ternium S.A. held in treasury 41,666,666 shares that were repurchased from Usiminas on February 15, 2011. Such shares were not considered for purposes of the calculation of the weighted average number of shares. Each ADS represents 10 shares.
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
(5)Dividends for fiscal years 2023 and 2024 have already been paid. In November 2025, Ternium S.A. paid an interim dividend for fiscal year 2025 of $0.09 per share ($0.90 per ADS). On February 17, 2026, the board of directors proposed that an annual dividend of $0.27 per share ($2.70 per ADS), be approved at the annual general shareholders’ meeting, which is scheduled to be held on May 12, 2026. The annual dividend would include the interim dividend of $0.09 per share ($0.90 per ADS), paid in November 2025. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $0.18 per share ($1.80 per ADS), will be paid on May 15, 2026, with record-date on May 14, 2026.

Selected consolidated balance sheet data	As of December 31
In million U.S. dollars (except per share data)
	2025	2024	2023 (1)

Non-current assets	13,819	12,050	12,149
Property, plant and equipment, net	10,406	8,381	7,638
Deferred tax assets	1,039	1,194	1,713
Other non-current assets (2)	2,374	2,475	2,798
Current assets	9,796	11,078	12,031
Cash and cash equivalents	1,531	1,691	1,846
Other current assets	8,257	9,380	10,178
Non-current assets classified as held for sale	8	7	7

Total assets	23,615	23,129	24,179

Capital and reserves attributable to the owners of the parent	11,944	11,968	12,419
Non-controlling interest	4,203	4,163	4,393

Non-current liabilities	3,533	3,158	3,567
Borrowings	1,815	1,560	1,206
Provisions	586	553	840
Deferred tax liabilities	24	89	171
Other non-current liabilities	1,108	956	1,350
Current liabilities	3,934	3,839	3,801
Borrowings	604	670	940
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	528	410	—
Other current liabilities	2,802	2,759	2,861

Total liabilities	7,467	6,997	7,367

Total equity and liabilities	23,615	23,129	24,179

Number of shares	1,963,076,776	1,963,076,776	1,963,076,776
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

Fiscal Year Ended December 31, 2025 compared to Fiscal Year Ended December 31, 2024
This annual report includes certain non-IFRS alternative performance measures such as “Net Cash” and “Free Cash Flow”. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit 15.1 "Statement explaining alternative performance measures".
Overview
The year 2025 was characterized by a sharp increase in U.S. trade measures aimed at countering unfair practices from China and other Asian nations, with several countries worldwide adopting similar measures. Steel was a primary focus, with the United States revoking all country-specific exemptions to the 25% tariff on steel imports under Section 232 and raising the tariff to 50%.
Uncertainty surrounding tariff negotiations with the United States weighed on steel demand in Mexico, where apparent steel use declined by roughly 10% year-over-year in 2025. In Brazil, the influx of low-priced Chinese steel products continued to pressure Usiminas’ profitability. In Argentina, shipments recovered in 2025 from the depressed levels of 2024. Nevertheless, prevailing conditions in both the Brazilian and global markets weighed on local performance. Despite these challenging dynamics, Ternium delivered resilient results by swiftly adapting to the new environment and implementing a comprehensive cost-reduction and efficiency program. Key initiatives that generated significant savings included enhancing blast furnace stability, optimizing iron ore sourcing, streamlining logistics, and renegotiating service contracts.
The Steel Segment’s net sales decreased by 13% year-over-year in 2025. Steel revenue per ton declined by 10%, reflecting lower realized steel prices across Ternium’s main steel markets. Steel shipments decreased by 4% year-over-year, as lower sales volumes in Mexico and Other Markets were partially offset by higher shipments in the Southern Region.

Steel Shipments in 2025
Ternium’s shipments in Mexico decreased in 2025 reflecting week construction activity and softer industrial demand, amid the uncertainty caused by ongoing tariff negotiations with the United States.
The company continued to advance its expansion program at the Pesquería industrial center in Mexico. In 2025, we made significant progress on the construction of new cold-rolling and galvanizing facilities and, by early 2026, entered the ramp-up phase. With the commissioning of these facilities, Ternium completed its downstream expansion at the site, which also includes a pickling line and finishing facilities already in operation.
Meanwhile, the company advanced the construction of the new direct reduced iron plant and steel slab mill (DRI-EAF) at the same site, expected to start up by the end of 2026. These new facilities will allow Ternium to produce high-quality automotive steel with one of the lowest emission intensity rates in the industry. In support of this project, during the year Ternium Mexico secured a $1.25 billion financing facility, which qualifies as an “eligible green project” under the Green Loan Principles.
In Brazil, shipments remained virtually unchanged in 2025. Although domestic steel consumption grew during the year, imports of flat steel products increased significantly amid unfair trade practices.
Usiminas advanced several projects aimed at improving the cost structure of its steel production facilities. Key initiatives include a new pulverized coal injection facility, a new gasometer and the hot repair of a coke battery.
In the Southern Region, shipments increased driven by the recovery of steel demand in Argentina from a low base in 2024. In early 2025, the company completed its investment in a new wind farm in the country, which contributed to lowering energy costs for Ternium’s operations.
In Other Markets, sales volumes declined in 2025 mainly reflecting lower sales in the U.S. market, partially offset by higher sales volumes in other destinations.
Operating income decreased year-over-year in 2025 to $705 million, with an operating income over net sales of 5%. The decline in operating income reflected the drop in steel prices together with lower sales volumes, countered by the successful implementation of the competitiveness plan to cut costs and increase efficiency at our operations, as well as by lower raw material and purchased slab costs. Net income in 2025 amounted to $303 million, including a loss of $405 million in connection with the write-down of deferred tax assets at Usiminas and a loss of $117 million resulting from the periodic update of the provision for ongoing litigation related to the acquisition of a participation in Usiminas in 2012.

Net income attributable to owners of the parent was $425 million in the year, or $2.17 per ADS, mainly after accounting for the participation of a 76.7% non-controlling interest in Usiminas and a 37.4% non-controlling interest in Ternium Argentina.
Dividends paid to shareholders in 2025 amounted to $530 million, and dividends paid in kind to minority interest totalled $112 million. Capital expenditures reached $2.5 billion in the year, the peak of the current investment cycle, with the bulk allocated to the continuing expansion of the industrial center in Pesquería. These capital outflows were largely financed through cash generated by operating activities of $2.3 billion and cash on hand.
On February 17, 2026, Ternium S.A.’s board of directors proposed that an annual dividend of $2.70 per ADS be approved at its annual general shareholders meeting, scheduled to be held on May 12, 2026. The annual dividend would include the interim dividend of $0.90 per ADS paid in November 2025. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $1.80 per ADS will be paid on May 15, 2026, with a record date of May 14, 2026.
Net Sales and Shipments
The Steel Segment’s net sales for the full year 2025 decreased by 13% compared to 2024. Steel revenue per ton declined by 10%, reflecting lower realized steel prices across Ternium’s main steel markets. Steel shipments decreased by 4% year-over-year, as lower sales volumes in Mexico and Other Markets were partially offset by higher shipments in the Southern Region.
In 2025, the Mining Segment’s net sales increased year-over-year primarily as a result of higher iron ore shipments, reflecting better volumes in both Brazilian and Mexican operations, partially offset by lower realized iron ore prices.

Segment Information	Net Sales ($ million)			Shipments (thousand tons)			Revenue/Ton ($/ton)
	2025	2024	Dif.	2025	2024	Dif.	2025	2024	Dif.
Mexico	7,124	8,527	-16%	7,432	8,200	-9%	959	1,040	-8%
Brazil	3,695	4,005	-8%	3,943	3,941	0%	937	1,016	-8%
Southern Region	2,326	2,401	-3%	2,180	1,806	21%	1,067	1,329	-20%
Other Markets	1,590	1,958	-19%	1,506	1,674	-10%	1,056	1,170	-10%
Total steel products	14,736	16,892	-13%	15,060	15,622	-4%	978	1,081	-10%
Other products	306	329	-7%
Total Steel Segment	15,041	17,220	-13%

Mining Segment - third parties	568	429	32%	7,658	6,426	19%	74	67	11%
Mining Segment - intercompany	570	630	-10%	5,293	4,959	7%	108	127	-15%
Total Mining Segment	1,138	1,059	7%	12,951	11,385	14%	88	93	-6%

Net sales	15,609	17,649	-12%

Note: “Other products” includes mainly electricity sales in Mexico and Brazil.
Operating Income
Ternium’s operating income decreased year-over-year in 2025 primarily reflecting lower realized steel prices, partially offset by the successful implementation of a competitiveness plan to reduce costs and increase efficiency at our operations, as well as by lower raw material and purchased slab costs.

In $ million	2025	2024
Operating income	705	1,263
Net sales	15,609	17,649
Cost of sales	(13,256)	(14,760)
SG&A expenses	(1,601)	(1,651)
Other operating income	(46)	25

Net Financial Results
Net financial results in 2025 were a loss of $25 million.
Foreign exchange results amounted to a loss of $57 million, primarily reflecting the impact of the Argentine peso’s depreciation against the U.S. dollar on Ternium Argentina’s net long local currency position and the impact of the Mexican peso’s appreciation against the U.S. dollar on Ternium Mexico’s net short local currency position.
The change in fair value of financial assets resulted in a gain of $68 million, driven mainly by the positive performance of Ternium Argentina’s short-term financial securities holdings.
In addition, net financial results included a charge of $21 million in connection with the accelerated recognition of the purchase of an additional participation in Usiminas from Nippon Steel Corporation and Mitsubishi Corporation.

In $ million	2025	2024
Net interest results	23	102
Net foreign exchange result	(57)	(104)
Change in fair value of financial assets	68	(133)
Other financial expense, net	(60)	(58)
Net financial results	(25)	(194)

Equity in Results of Non-Consolidated Companies
The equity in the results of non-consolidated companies was a gain of $86 million in 2025, mainly related to Ternium’s equity in the results of Techgen, MRS Logística S.A. and Unigal Usiminas Ltda.

Provision for Ongoing Litigation Related to the Acquisition of a Participation in Usiminas
In 2025, the company recorded a loss of $117 million resulting from the periodic update of the provision for ongoing litigation related to the acquisition of a participation in Usiminas in 2012, on account of interest accruals and the appreciation of the Brazilian real. For more information on this topic, see note 25(i)(a) “Provision for ongoing litigation related to the acquisition of a participation in Usiminas” to our consolidated financial statements included in this annual report.

Income Tax Expense
Ternium Mexico, Ternium Argentina and Ternium Brasil use the U.S. dollar as their functional currency. As a result, fluctuations between their local currencies and the U.S. dollar have lead to the recognition of deferred tax results.

Deferred tax results in 2025 reflected a gain of $222 million, primarily attributable to the appreciation of the Mexican peso during the year.

In addition, income tax results included a $405 million charge in connection with the write-down of deferred tax assets at Usiminas in the third quarter of 2025, and a $23 million charge in connection with the write-down of deferred tax assets at Las Encinas in the fourth quarter of 2025, following a recoverability assessment of such assets.

In $ million	2025	2024
Current income tax expense	(139)	(323)
Deferred tax gain (loss)	222	(231)
Write-down of deferred tax assets at Usiminas and Las Encinas	(428)	—
Income tax expense	(345)	(554)

Net Income
In 2025, net income was $303 million, including a deferred tax gain of $222 million, a deferred tax loss of $405 million in connection with the write-down of deferred tax assets at Usiminas and a loss of $117 million in connection with the provision for ongoing litigation concerning the acquisition of a participation in Usiminas, on account of interest accruals and the appreciation of the Brazilian Real. Equity holder’s net income was $425 million in the year, mainly after accounting for the participation of a 76.7% non-controlling interest in Usiminas and a 37.4% non-controlling interest in Ternium Argentina.

In $ million	2025	2024
Net income	303	174
Excluding non-controlling interest	122	(227)
Owners of the parent	425	(54)

For a discussion and analysis of our financial condition and results of operations for the Fiscal Year Ended December 31, 2024 compared to Fiscal Year Ended December 31, 2023, see Ternium’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 28, 2025.

B.    Liquidity and Capital Resources
The following table shows the changes in our cash and cash equivalents for each of the periods indicated below:

In $ million	For the year ended December 31,
	2025	2024	2023
Net cash provided by operating activities	2,314	1,906	2,501
Net cash used in investing activities	(1,985)	(1,375)	(1,470)
Net cash used in financing activities	(501)	(488)	(766)
Increase in cash and cash equivalents	(171)	43	264
Effect of exchange rate changes	11	(197)	(72)
Cash and cash equivalents at the beginning of the year	1,691	1,846	1,653
Cash and cash equivalents at the end of the year	1,531	1,691	1,846
Note:    In addition to cash and cash equivalents, at December 31, 2025, 2024 and 2023 Ternium had other investments with maturities of more than three months amounting to $1.6 billion, $2.2 billion and $2.2 billion, respectively, and $2.8 million, $2.7 million and $3.1 million of restricted cash, respectively. Ternium’s position of cash and cash equivalents and other investments at December 31, 2025, included Ternium Argentina’s position of cash and cash equivalents and other investments of $0.8 billion. For information on exchange controls in Argentina, see note 30(i) “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.
Changes in cash and cash equivalents between December 31, 2024 and December 31, 2025
Overview
Ternium’s Net Cash position as of the end of December 2025 was $712 million, a decrease of $932 million compared to the end of December 2024. Net Cash is a non-IFRS alternative performance measure. Please see Exhibit 15.1 to this annual report for more information on these measures.

Cash from operations reached $2.3 billion. Working capital decreased by $1.0 billion primarily as a result of an $806 million decrease in inventories, a $217 million decrease in trade and other receivables and a $12 million increase in trade payables and other liabilities.

Capital expenditures amounted to $2.5 billion, the peak of the current investment cycle, with the bulk allocated to the construction of the new downstream and upstream facilities at its industrial center in Pesquería, Mexico. In addition, the company moved forward with several projects aimed at increasing efficiency, reducing costs and improving environmental and safety conditions throughout its main facilities.

In 2025, Ternium paid dividends totaling $530 million to its shareholders and paid a dividend in kind to the company’s minority interest amounting to $112 million.

Operating activities
Net cash provided by operating activities in 2025 included a decrease in inventories of $806 million reflecting lower steel and raw material inventory volumes and costs. In addition, trade and other receivables decreased by $217 million amid lower realized steel prices and sales volumes.

Investing activities
Net cash used in investing activities in 2025 was $2.0 billion, primarily attributable to capital expenditures of $2.5 billion partially offset by a $490 million decrease in financial investments with maturities of more than three months.

Financing activities
Net cash used in financing activities was $501 million in 2025, attributable to dividends paid in cash to Ternium S.A.’s shareholders of $530 million and to finance lease payments of $65 million, partially offset by net proceeds from borrowings of $103 million.

For a discussion and analysis of changes in cash and cash equivalents between December 31, 2023 and December 31, 2024, see Ternium’s Annual Report on Form 20-F filed with the SEC on March 28, 2025.

Principal Sources of Funding
Funding Policy
Management’s policy is to ensure a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and securing access to readily available sources of financing. When possible, management makes its financing decisions, including the choice of currency, term and type of facility, based on the intended use of proceeds for the proposed financing and on costs. For information on our financial risk management, see note 29 “Financial risk management” to our consolidated financial statements included in this annual report.

Ternium maintains non-committed credit facilities and management is confident that Ternium has adequate access to credit markets. Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and pay dividends. Management also believes that our liquidity and capital resources provide us with adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions

Financial Liabilities
Total financial debt (including principal and interest accrued thereon) was $2.4 billion as of December 31, 2025. Our financial liabilities consist mainly of loans with financial institutions, bonds and debentures. As of December 31, 2025, these facilities were mainly denominated in U.S. dollars and Brazilian reais (70% and 27% of total financial liabilities, respectively). Current borrowings were 25% of total borrowings, none of which corresponded to borrowings with related parties. With cash and cash equivalents of $1.5 billion, other investments of $1.6 billion and total financial debt of $2.4 billion, Ternium had Net Cash position of $712 million as of December 31, 2025. This compares to a Net Cash position of $1.6 billion as of December 31, 2024. Net Cash is a non-IFRS alternative performance measure. Please see Exhibit 15.1 to this annual report for more information on these measures.
The following table shows Ternium’s financial liabilities as of December 31 of each of the last three years:

In $ million	2025	2024	2023
Bank borrowings	1,263	1,137	925
Bonds	501	440	765
Debentures	655	653	457

Total borrowings	2,419	2,230	2,146
Note: Bank borrowings are net of debt issuance costs.
As of December 31, 2025, the cost of bank borrowings (mainly denominated in U.S. dollars) was 5.45%, while the cost of indebtedness represented by bonds (denominated in U.S. dollars) was 7.50% and the cost of debentures (denominated in Brazilian reais) was 16.17%. Bank borrowings, bonds and debentures represented 52%, 21% and 27% of our total borrowings, respectively.

The following table shows the cost of bank borrowings, the cost of indebtedness represented by bonds and the cost of debentures as of December 31 of each of the last three years:

	2025	2024	2023
Bank borrowings	5.45%	7.15%	7.28%
Bonds	7.50%	5.88%	5.88%
Debentures	16.17%	13.50%	12.52%
The weighted average cost of debt in 2025 was 9.17%. This rate was calculated using the rate set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of each instrument. Such rate does not include the effect of derivative financial instruments, nor fluctuations in the exchange rate between the instrument’s currencies and the U.S. dollar. For more information on the key terms of our debt instruments, see “- Most Significant Borrowings and Financial Commitments”.
As of December 31, 2025, current borrowings were 25% of total borrowings, none of which corresponded to borrowings with related parties. The maturities of our financial liabilities were as follows:

In $ million	1 year	1 – 2	3 years
At December 31, 2025	or less	Years	or more	Total
Bank borrowings	571	297	395	1,263
Bonds	16	—	485	501
Debentures	18	—	638	655
Total borrowings	604	297	1,517	2,419
Note: Total borrowings with third parties, net of debt issuance costs.
For information on our derivative financial instruments, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk” and note 22 to the consolidated financial statements included in this annual report.

Most Significant Borrowings and Financial Commitments
Our most significant borrowings as of December 31, 2025, were those outstanding under Ternium Brasil’s bilateral credit line to finance export activities, and Usiminas’ bonds and debentures, issued to refinance financial debt. On July 23, 2025, Ternium Mexico entered into a $1.25 billion syndicated loan agreement with several financial institutions to finance and/or refinance capital, operating and research and development expenditures, as well as other related investments associated with the construction of its DRI/EAF steelmaking plant in Pesquería, Mexico, which qualifies as an “eligible green project” under the Green Loan Principles. For more information on this topic, see note 24 “Borrowings” to our consolidated financial statements included in this annual report.

$ million				Principal amount
Date	Borrower	Type	Denomination	Original	Outstanding as of December 31, 2025	Maturity
July 2025	Ternium Mexico	Syndicated loan	U.S. dollar	1,250	300	August 2030
May 2024	Ternium Brasil	Bilateral credit lines	U.S. dollar	700	700	Up to October 2030
July 2019	Usiminas	Bonds	U.S. dollar	500	500	January 2032
May 2022	Usiminas	Debentures	Brazilian real	145	73	November 2029
December 2022	Usiminas	Debentures	Brazilian real	310	243	December 2032
August 2024	Usiminas	Debentures	Brazilian real	320	323	September 2031
The main covenants on these loan facilities, bonds and debentures are limitations on liens and encumbrances, restrictions on the sale of certain assets, compliance with financial ratios (e.g., leverage ratio) and, in connection with the “green loan”, compliance with certain information regarding the green project. As of December 31, 2025, Ternium was in compliance with all covenants under its financial instruments.

Ternium has various off-balance sheet commitments, including financial commitments, and commitments to purchase raw materials, energy (natural gas and electricity), supplies (air, oxygen, hydrogen, nitrogen and argon), production equipment, logistic services and maintenance services. Off-balance sheet commitments are discussed in note 25(ii) to our consolidated financial statements included in this annual report. For further information on our derivative financial instruments, lease liabilities, borrowings, contingencies, commitments and restrictions in the distribution of profits, and financial risk management, see notes 22, 23, 24, 25 and 29 to our consolidated financial statements included in this annual report.

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
The board of directors is required to meet as often as required by the interests of the company and at least four times per year. In 2025, the board of directors met six times. A majority of the members of the board of directors in office present or represented at the board of directors' meeting constitutes a quorum, and resolutions of the board of directors may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.
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
Ternium S.A.'s articles of association provide that the board of directors may, within the limits of applicable law, (a) delegate to one or more persons, whether or not members of the board of directors, the day-to-day management and the authority to represent Ternium S.A., provided, however, that the delegation of the day-to-day management and representation authority to a member of the board of directors shall be subject to the prior authorization of the general shareholders' meeting, (b) delegate to one or more persons, whether or not members of the board of directors, the powers necessary to carry out corporate decisions (except for approval of material transactions with related parties), (c) confer to one or more persons, whether or not members of the board of directors, the powers deemed to be appropriate for the general technical, administrative and commercial management, and (d) constitute and determine the responsibilities, powers and authority (including without limitation an audit committee), the members of which may be selected either from among the directors or outside thereof. On May 6, 2025, the board of directors appointed the Chief Executive Officer as administrateur délégué and delegated to him the power to manage the corporate affairs within the ordinary course of business, to direct and supervise the business activities of Ternium S.A.'s subsidiaries and to represent it in relation to such matters.
On May 6, 2025, the annual general shareholders’ meeting resolved to maintain the number of directors at eight, approved the re-election of Messrs. Roberto Bonatti, Vincent Robert Gilles Decalf, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustín Novegil, and Mmes. Gioia María Ghezzi and Lorenza Martínez Trigueros to the Board of Directors, and appointed Ms. Alicia Lucía Móndolo as a new member of the board of directors. All board members will hold office until the annual general shareholders’, which is scheduled to be held on May 12, 2026. The board of directors subsequently re-appointed Mr. Paolo Rocca as its chairman, Mr. Daniel Agustín Novegil as vice chairman and Mr. Máximo Vedoya as Chief Executive Officer.

The following table sets forth the current members of Ternium S.A.’s board of directors, their respective offices on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as director	Age as of December 31, 2025
Paolo Rocca (1)	Chairman	Chairman and CEO of Tenaris; Chairman of Ternium S.A.	20	73
Daniel Agustín Novegil	Vice Chairman	Vice chairman of Ternium S.A.	20	73
Roberto Bonatti (1)	Board member	Board member of San Faustin	20	76
Alicia Lucía Móndolo	Board member	Board member of Ternium S.A.	1	67
Gioia Ghezzi	Board member	Independent Director	5	64
Vincent Robert Gilles Decalf	Board member	Independent Director	10	63
Lorenza Martinez Trigueros	Board member	Independent Director	4	58
Gianfelice Mario Rocca (1)	Board member	Chairman of San Faustin	19	77
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

Daniel Agustín Novegil. Mr. Novegil is a member of the Company's board of directors and also holds the position of its Vice-Chairman. He served as Chief Executive Officer of the Company from 2005 to 2018. With more than 40-years of experience in the steelmaking industry, in 1993 he was appointed managing director (CEO) of Ternium Argentina S.A. and was on the board of directors of Usiminas from 2013 until 2015. From 1993 he has also been a member of the board of directors of the World Steel Association and is currently a fellow of the Nominating Committee and former president of Alacero (Latin American Steel Association). Since 1999 to 2014 he was a member of the Advisory Board of the Sloan Masters Program at Stanford University, where he graduated as Master of Science in Management. Mr. Novegil, is an Argentine citizen.

Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. Throughout his career in the Techint Group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint Group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and from 2001 to 2020 he has served as its president. He is also a member of the board of directors of Tenaris. Mr. Bonatti, is an Italian citizen.

Alicia Lucía Móndolo. Mrs. Móndolo joined the Company's board of directors in 2025. She served as Tenaris’ Chief Financial Officer from August 2019 to May 2025. She joined the Techint Group in 1984 and has more than 40 years of experience in accounting and reporting, audit and finance. From 2010 to 2016, she served as Chief Audit Executive of Tenaris. Previously and from 2016 to 2019, she served as financial officer in several companies in the Techint Group. Mrs. Móndolo is a public accountant from the Universidad Nacional de La Plata and got an MBA from the IAE Business School. Mrs. Móndolo, is an Argentine and Italian citizen.

Gioia Ghezzi. Mrs. Ghezzi serves as member of the board of directors since 2020. She currently serves as Chairwoman of ATM S.p.A. (an Italian transport company), is a member of the Board of EDP Renovaveis SA and other companies owned by private equity funds such as Sirti SpA and Magicland SpA. Mrs. Ghezzi was a member of the Board of Ferrovie dello Stato (Italy) from May 2014 and its Chairwoman from December 2015 until July 2018. She served as a board member of the Humanitas Group from 2017 to 2022, and in different companies of the insurance, the infrastructure and the innovation and technology areas, in and out of Italy. Mrs. Ghezzi has held executive roles in the Zurich Insurance Group, Willis Group Holdings, McKinsey & Co. and IBM Research, among others. She is a theoretical physicist, with a London Business School Executive MBA. Mrs. Ghezzi is a British and Italian citizen.

Vincent Robert Gilles Decalf. Mr. Decalf serves as member of the board of directors of the Company since September 2015 and the Audit Committee’s Chairman since 2020. Since 2012 he acts as an independent non-executive director of various financial, insurance or commercial companies such as Bankinter Luxembourg, Covea Luxembourg or

Quintet Asset Management S.A. He was a member of the board of directors of the Luxembourg Institute for Directors and Managers (Institut Luxembourgeois des Administrateurs) and of the Luxembourg Stock Exchange. Mr. Decalf is a certified independent director since 2014. From 1989 to 2008, Mr. Decalf held executive positions in different countries within Société Générale and has extensive experience in the financial industry. From 2008 to 2012, he was member of the executive committee of the Foyer Group a Luxembourg-based insurer. For more than twenty-five years, he has been an authorized director for Insurance, Bank or Financial companies under Luxembourg regulation. Mr. Decalf, is French and Luxemburgish citizen.

Lorenza Martinez Trigueros. Mrs. Martinez Trigueros currently serves as board member and president of audit committee of Bank Coppel and Coppel Servicios Financieros. From 2021 to 2023 she was CEO of the Mexican bank Actinver, and from March 2024 to August 2025 she served as COO of Intercam Financial Group. Mrs. Martinez Trigueros was the managing director of the payments, finance & risk of Accenture Mexico from 2019 to 2021, former Director of Banco de Mexico’s payments and corporate services arm until 2018 and was undersecretary of Industry and Commerce of Mexico from 2008 and 2012. Mrs. Martinez Trigueros has a degree in Economics from the Instituto Tecnológico Autónomo de Mexico and doctorate degree in Economics from the Massachusetts Institute of Technology. Mrs. Martinez Trigueros, is a Mexican citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is Chairman of the board of directors of San Faustin, member of the board of directors of Tenaris, president of the board of directors of Humanitas S.p.A and Tenova S.p.A. Moreover, in Italy, he is president of the Giorgio Cini Foundation and member of the board of Bocconi University. At international level, he is member of the European and Global Advisory Board of Harvard Business School, member of the European Round Table of Industrialists, vice president of Aspen Institute and member of the board of Brembo N.V. Mr. Rocca, is an Italian citizen.

At the next annual general shareholders’ meeting, scheduled to be held on May 12, 2026, it will be proposed that the number of directors be maintained and that Messrs. Roberto Bonatti, Vincent Robert Gilles Decalf, Gianfelice Mario Rocca, Paolo Rocca, Gioia María Ghezzi, Daniel Agustin Novegil, Alicia Lucía Móndolo and Lorenza Martínez Trigueros be re-elected as members of the board of directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the 2026 annual accounts.

Board members Decalf, Ghezzi and Martinez Trigueros qualify as independent directors under Exchange Act Rule 10A-3(b)(1) and Ternium S.A.'s articles of association.
Directors' Liability
Each director must act in the interest of the company, and in accordance with applicable laws, regulations, and the articles of association. Directors are also bound by a general duty of care owed to the company.
Under the Luxembourg law of August 10, 1915, on commercial companies, as amended (the "Luxembourg Company Law"), directors may be liable to Ternium S.A. in accordance with general law for the execution of their mandate and for any misconduct in the management of the corporate affairs. Directors are jointly and severally liable towards either Ternium S.A. or any third parties from damages resulting from the violation of the Luxembourg Company Law or the articles of association. Directors shall be discharged from such liability in the case of a violation to which they were not a party, provided no misconduct is attributable to them and such violation has been reported to the first general meeting of shareholders after they have acquired knowledge thereof.
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

The annual general shareholders' meeting held on May 6, 2025, re-appointed PricewaterhouseCoopers, Société coopérative as Ternium S.A.'s statutory auditor for the fiscal year ended December 31, 2025. At the next annual general shareholders’ meeting scheduled to be held on May 12, 2026, following the recommendation of the audit committee, the board of directors will propose that PricewaterhouseCoopers Assurance, Société coopérative be appointed as statutory auditors for the fiscal year ending December 31, 2026.

Senior Management
The following table sets forth certain information concerning our senior management:

Name	Age as of December 31, 2025	Position
Máximo Vedoya	55	Chief Executive Officer
Pablo Brizzio	55	Chief Financial Officer
César A. Jiménez Flores	60	Ternium Mexico President
Renato Catallini	59	Ternium Argentina President
Titus Schaar	49	Ternium Brasil President
Héctor Obeso Zunzunegui	61	International Business Unit President
Oscar Montero Martínez	65	Chief Planning Officer
Santiago Lozano	55	Chief Human Resources Officer
Pablo Hernán Bassi	63	Chief Engineering and Automation Officer
Carlos Alberto Baieli	54	Chief Industrial Operations Officer
Marina Valeria Chiesa	47	Chief Environment, Health and Safety Officer
Fernando Duelo	59	General Counsel
Máximo Vedoya. Mr. Vedoya currently serves as our Chief Executive Officer. Prior to that, he served as President of Ternium Mexico. He has held several other executive positions since joining the Techint Group in 1992, such as Chief Executive Officer of Ferrasa, director of Ternium Mexico’s international and steel purchase operations, commercial director and export manager of Sidor and commercial planning manager of Ternium Argentina. He was also director of Fedemetal (the Colombian Federation of Metallurgical Industries) and AIMM (Venezuelan Association of Metallurgical and Mining Industry). He was also chairman of the Economics Committee of World Steel Association and President of Caintra (Industry and Transformation Chamber of Nuevo Leon, Mexico). He is currently President of the Latin American Steel Association (Alacero). He is also vicepresident of Canacero (Mexican Iron & Steel Industry Chamber), President of the SME Commission of CCE (Mexican Business Coordinating Council), and General and Executive Board Member of UDEM (University of Monterrey, Mexico). Mr. Vedoya graduated with a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires and he holds a Master of Science in Management from Stanford University (USA). Mr. Vedoya is an Argentine citizen.

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

Renato Catallini. Mr. Catallini assumed his position as President of Ternium Argentina in February 2026. He began his career as a young professional at Techint E&C and later worked for ten years at various companies within the energy sector. In 2001, he joined Exiros Argentina as General Manager. In July 2002, he was appointed Chief Operating Officer and subsequently, in 2005, became Chief Executive Officer of Exiros. In 2007, he assumed the position of Global Supply Chain Director at Tenaris, and from 2012 to 2025 he served as President of Tenaris Brazil. Mr. Catallini is an Argentine citizen.

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
Santiago Lozano. Mr. Lozano currently serves as our Chief Human Resources Officer. He began his career within the Company in 1992. Since then, he has held various positions within Ternium Argentina, including Director of Planning, Commercial Director for Industrial Customers, and Senior Director of Human Resources from 2018 to 2025. He assumed his current position in 2026. Mr. Lozano holds a degree in Industrial Engineering from ITBA (Instituto Tecnológico de Buenos Aires) and a Master’s degree in Management from Stanford University. Mr. Lozano is an Argentine citizen.

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
Fernando Duelo. Mr. Duelo currently serves as our General Counsel, a position he assumed in 2005. He joined the Techint Group in 1991 and served as a lawyer in its legal department. Mr. Duelo holds a degree in law from the University of Buenos Aires. Mr. Duelo is an Argentine citizen.
B.    Compensation
The compensation payable to the members of the board of directors for the performance of their services is determined at the annual ordinary general shareholders’ meeting. The general meeting of shareholders held on May 6, 2025 decided the compensation paid to directors for the performance of their duties resolving that each director receive a fixed compensation for their services during the fiscal year 2025 for an amount of $115,000; the chairman of the board of directors receive an additional fee of $295,000; each director who is also a member of the audit committee receive an additional fee of $55,000; and the chairman of the audit committee receive, further, an additional fee of $20,000. No variable compensation has been paid or shall be payable to members of the board of directors for services rendered during the year 2025 and no long-term incentive or pension plan is available to any of them.
The aggregate cash compensation paid to all directors and senior management for the year 2025 amounted to $31.1 million. In addition, senior management received, for the year 2025, 1,155,500 units with an aggregate value of $7.03 million, in connection with the employee incentive retention program described in note 4(o)(3) “Employee liabilities—Other compensation obligations” to the consolidated financial statements included in this annual report.
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
The audit committee currently consists of three members, Ms. Gioia Ghezzi, Mr. Vincent Robert Gilles Decalf and Mrs. Lorenza Martinez Trigueros. The current members of the audit committee were appointed by the board of directors on May 6, 2025. As of the date of this annual report, all members of the audit committee qualify as independent directors both for purposes of Exchange Act Rule 10A-3(b)(1) and under the articles of association. Mr. Decalf serves as chairperson of the audit committee.
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

The audit committee is also in charge of the interpretation, implementation, control and enforcement of Ternium's Clawback Policy, which sets forth the principles for the prompt recovery of erroneously awarded incentive-based compensation granted to certain officers in the event of a restatement of the company’s financial statements.

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

D.    Employees
The following table shows the number of persons employed by Ternium S.A. and its fully consolidated subsidiaries (and excludes proportionally consolidated subsidiaries Consorcio Peña Colorada and Exiros):

	As of December 31,
	2025	2024	2023
Mexico	10,154	10,581	10,103
Argentina	5,435	5,175	5,310
Brazil	15,748	16,237	17,138
Colombia	1,255	1,271	1,235
Other countries	661	685	672

Total employees	33,253	33,949	34,458

A substantial majority of Ternium’s employees at its manufacturing subsidiaries are represented by labor unions. We believe that we have satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced any major strikes or other labor conflicts with a material impact on our operations over the last five years.
At Ternium, we promote a culture of industrial and technological excellence. To achieve this goal, we focus our efforts on fostering innovation, developing employees' skills, implementing succession plans for key positions and building a healthy working environment. In addition, Ternium aims to be an equal opportunity and equal treatment organization and is committed to compliance with all applicable antidiscrimination laws. For more information on Ternium's initiatives, see Item 4. “Information on the Company—B. Business Overview— Environmental, Social and Governance.”
E.    Share Ownership
To our knowledge, as of March 18th, 2026, our directors and senior management owned 1,570 shares of Ternium S.A. (in the form of ADSs) which represents 0,00% of the Company’s issued share capital and 0,00% of the voting rights.
The U.S. “Holding Foreign Insiders Accountable Act” mandates directors and senior officers of foreign private issuers to comply with certain ownership and trading reporting requirements under the U.S. Securities and Exchange Act. The following table sets forth information regarding ownership of securities of Ternium S.A. (in the form of shares or ADSs) reported by our directors and senior management to Ternium S.A. Except as otherwise noted, we believe that the beneficial owners of the securities of Ternium S.A. (in the form of shares or ADSs) listed below, based on information furnished by such owners, has sole voting and investment power (or shares such power with their spouse) with respect to the securities of Ternium S.A. (in the form of shares or ADSs) set forth in the following table. Beneficial ownership is determined under the rules of the SEC.

Director or Officer	Number of securities beneficially owned (in shares)
Paolo Rocca	—
Daniel Agustín Novegil	—
Roberto Bonatti	—
Alicia Lucía Móndolo	—
Gioia Ghezzi	—
Vincent Robert Gilles Decalf	—
Lorenza Martinez Trigueros	—
Gianfelice Mario Rocca	—
Máximo Vedoya	—
Pablo Brizzio	—
César A. Jiménez Flores	—
Renato Catallini	—
Titus Schaar	—
Héctor Obeso Zunzunegui	—
Oscar Montero Martínez	—
Santiago Lozano	—
Pablo Hernán Bassi	—
Carlos Alberto Baieli	—
Marina Valeria Chiesa	1,570
Fernando Duelo	—
Pablo Javier Urréjola	—
Total	1,570
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
During the fiscal year ended December 31, 2025, Ternium S.A. was not required to prepare an accounting restatement requiring recovery of erroneously awarded compensation pursuant to the Clawback Policy nor was there any outstanding balance as of December 31, 2025, of erroneously awarded compensation to be recovered under the Clawback Policy.

Item 7.    Major Shareholders and Related Party Transactions
A.    Major Shareholders
The following table shows the beneficial ownership of securities of Ternium S.A. (in the form of shares or ADSs) (i) by Ternium S.A.’s major shareholders (persons or entities that have notified Ternium S.A. of beneficial ownership of 5% or more of Ternium S.A’s issued share capital); (ii) by directors and senior management of Ternium S.A. as a group; and (iii) currently held in treasury.
The information below is based on the most recent information available to the company.

Identity of Person or Group	Number of securities beneficially owned (in shares)	Percentage of securities beneficially owned
Techint Holdings S.à r.l. (1)	1,243,433,012	62.02%
Tenaris Global Services and Investments S.à r.l. (1)	229,713,194	11.46%
Inverban Investments SL Sucursal Uruguay	60,324,320	3.01%
Ternium S.A. (treasury shares)	41,666,666	2.08%
Directors and senior management as a group	1,570	0.00%
Public	429,604,680	21.43%

Total	2,004,743,442	100.00%
(1)Each of Techint Holdings S.àr.l., Tenaris Global Services and Investments S.àr.l. and Inverban Investments SL is controlled by San Faustin. RP STAK holds voting rights in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

As of February 27, 2026, 42,960,625 ADSs (representing 429,606,250 shares, or 21.4% of the issued share capital of Ternium S.A.) were registered in the name of BNY (Nominees) Limited, related to Ternium S.A.’s ADR program.
The voting rights of Ternium S.A.’s major shareholders do not differ from the voting rights of other shareholders. None of its outstanding shares have any special control rights. There are no restrictions on voting rights, nor are there, to the company’s knowledge, any agreements among Ternium S.A.’s shareholders that might result in restrictions on the transfer of securities or the exercise of voting rights, other than the agreement between San Faustin and Tenaris regarding the appointment of a director at Ternium's board of directors. For information on the shareholders agreement between San Faustin and Tenaris, see Item 6. "Directors, Senior Management and Employees - A. Directors and Senior Management - Board of Directors."

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

Purchases of Raw Materials
In the ordinary course of business, Ternium buys raw materials and other production inputs from subsidiaries of Tenaris. These transactions include purchases of ferrous scrap and other raw materials, which amounted to $17.0 million in 2025, $38.6 million in 2024 and $38.2 million in 2023.

Purchases of Steel Products
In the ordinary course of business, Usiminas buys steel products from Unigal, which have been reported as related party transactions since July 2023. In addition, Ternium buys steel products from Usiminas and its subsidiaries, which were reported as related party transactions until June 30, 2023. Purchases amounted to $74.0 million in 2025, $82.1 million in 2024 and $112.3 million in 2023.

Purchases of Logistic Services
In the ordinary course of business, Usiminas buys logistics services from MRS Logística. Purchases amounted to $ 97.7 million in 2025 and $71.2 million in 2024.

Sales of Steel Products and Raw Materials
In the ordinary course of business, Ternium sells steel products and raw materials to subsidiaries of Tenaris. These transactions include:
•sales of round steel bars to Tenaris’ facilities in Mexico, which amounted to $12.4 million in 2023. There were no transactions during 2024 and 2025;
•sales of flat steel products to be used in the production of welded pipes and accessories, which amounted to $182.2 million in 2025, $148.9 million in 2024 and $154.1 million in 2023; and
•sales of scrap and other raw materials to be used in the production of seamless pipes, which amounted to $1.3 million in 2025, $3.9 million in 2024 and $5.9 million in 2023.
Furthermore, Ternium sells steel slabs to Usiminas, which have been reported as related party transactions until June 2023, amounting to $76.9 million in the first half of 2023.

Supply of Electric Energy
Techgen, which is owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris, operates an electric power plant in Pesquería, Mexico. Ternium’s subsidiaries in Mexico and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity.

Techgen sales of electricity to Ternium Mexico and Tenigal amounted to $316.6 million in 2025, $171.9 million in 2024 and $322.3 million in 2023. In addition, Techgen sells to third parties on behalf of Ternium Mexico and Tenigal the unused electricity that Ternium Mexico and Tenigal purchased from Techgen. Ternium Mexico and Tenigal received from Techgen on account of such unused electricity sales an amount of $95.8 million in 2025, $133.9 million in 2024 and $86.6 million in 2023.

Supply of Natural Gas
Ternium Mexico has natural gas supply agreements with GIMSA, a natural gas distributor and a company in which Ternium Mexico holds 23.84% equity participation. GIMSA sales to Ternium Mexico amounted to $85.3 million in 2025, $79.3 million in 2024 and $76.6 million in 2023.

Ternium Argentina has natural gas supply agreements with Tecpetrol and Energy Consulting Services, and natural gas transportation agreements with TGN. Tecpetrol is a company controlled by San Faustin, engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. Energy Consulting Services is a company engaged in energy and management consulting, representing one of the major and most reliable natural gas traders in Argentina. TGN operates two major pipelines in Argentina connecting the major consumption centers in Argentina with natural gas basins in the Neuquén province and in the Northwest and Bolivia. San Faustin holds significant but non-controlling interests in TGN and Energy Consulting Services.

Tecpetrol supplies natural gas at prices and on terms and conditions that are equivalent to those charged to Ternium Argentina by other suppliers of natural gas. Tecpetrol’s sales to Ternium Argentina amounted to $19.1 million in 2025, $20.8 million in 2024 and $20.6 million in 2023.
Ternium Argentina pays TGN a natural gas transportation fee. The Argentine government regulates the framework under which TGN operates and prices its services. TGN’s sales to Ternium Argentina amounted to $7.8 million in 2025, $6.0 million in 2024 and $2.5 million in 2023.

Energy consulting Services (ECS) supplies natural gas at prices and on terms and conditions that are equivalent to those charged to Ternium Argentina by other suppliers of natural gas. ECS’s sales to Ternium Argentina amounted to $3.8 million in 2025, $4.1 million in 2024 and $5.4 million in 2023.

Provision of Engineering and Labor Services
Ternium contracts with certain companies controlled by San Faustin specialized in supplying engineering services, construction services, labor and supervision services, for civil and electromechanical works, and cleaning, general maintenance and handling of by-products services. Fees accrued for these services amounted to $406 million in 2025, $178.1 million in 2024 and $100.1 million in 2023. The year-on-year increase in 2025 was mainly related to the expansion project in Pesquería, Mexico.

Purchase Agency Services and Sales of Materials
Exiros, in which we have 50% share ownership and Tenaris has a remaining 50% share ownership, provides to Tecpetrol and other companies controlled by San Faustin with purchase agency services and sales of raw materials and other products. Under the Exiros shareholder arrangements, Ternium recognizes Exiros’ assets, liabilities, revenue and expenses in relation to its interest in the joint operation. Exiros’ sales to companies controlled by San Faustin totalled $10.2 million in 2025, $10.6 million in 2024 and $22.6 million in 2023, of which the company recognized $5.1 million, $5.3 million and $11.3 million in 2025, 2024 and 2023, respectively.

Sales and Purchases of Other Products and Services
Ternium enters into other transactions with companies controlled by San Faustin from time to time. Relevant transactions were those for the purchase of plant equipment and spare parts, and technical assistance from Tenova and from other related companies, which amounted to $ 429.6 million in 2025, $27.6 million in 2024 and $4.9 million in 2023. The year-on-year increase in 2025 was mainly related to the expansion project in Pesquería, Mexico

Administrative Services, Legal and Other Support Services
Finma S.A.I.F., a company controlled by San Faustin in which Ternium S.A. has a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provided administrative and legal support services to San Faustin’s affiliates in Argentina, including Argentine affiliates of Ternium. Fees accrued for these services amounted to $11.8 million in 2025, $11.5 million in 2024 and $11.2 million in 2023.

Loans to Related Parties
Ternium financed the construction and operation of Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen. Outstanding loans to Techgen amounted to $151.3 million, $148.4 million and $136.3 million as of December 31, 2025, 2024 and 2023, respectively. These loans generated interest gains in favor of Ternium in an amount of $12.9 million in 2025, $13.5 million in 2024 and $12.3 million in 2023. For further information on the Techgen investment, see Item 4. “Information on the Company—C. Organizational Structure—Other investments—Techgen.”

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

The company believes that the aggregate provisions recorded for potential losses in its consolidated financial statements (see notes 24 “Non-current provisions” and 25 “Current allowances and provisions” to our audited consolidated financial statements included in this annual report) are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Ternium could incur a charge to earnings, which could have a material adverse effect on Ternium’s results of operations, financial condition, net worth and cash flows.

Outstanding Legal Proceedings
A summary description of material outstanding legal proceedings as of December 31, 2025, is included in note 25 “Contingencies, commitments and restrictions on the distribution of profits” to our audited consolidated financial statements included in this annual report, which summary description is incorporated herein by reference. In addition, Ternium is subject to other legal proceedings, none of which is believed to be material.

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

The following table shows the dividends for the last five years:

Year	Total dividend			Payment date
	Amount ($ million)	Per share ($)	Per ADS ($)	Interim dividend	Dividend (net of interim dividend)
2021	510	0.26	2.60	November 16, 2021	May 11, 2022
2022	530	0.27	2.70	November 17, 2022	May 10, 2023
2023	648	0.33	3.30	November 16, 2023	May 8, 2024
2024	530	0.27	2.70	November 21, 2024	May 14, 2025
2025 (proposed)	530	0.27	2.70	November 11, 2025	May 15, 2026

Note: On February 17, 2026, the board of directors proposed that an annual dividend of $0.27 per share ($2.70 per ADS), or $530 million in the aggregate, be approved at the annual general shareholders’ meeting, which is scheduled to be held on May 12, 2026. The annual dividend would include an interim dividend of $0.09 per share ($0.90 per ADS), or $177 million, paid in November 2025. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $0.18 per share ($1.80 per ADS), or $353 million in the aggregate, will be paid on May 15, 2026, with a record-date of May 14, 2026. Treasury shares are not entitled to dividend distributions.

B.    Significant Changes
Change in the functional currency of Usiminas.

The determination of the functional currency requires management to make significant judgements. Usiminas has performed a review of its functional currency and concluded that the currency that most faithfully represents the economics effects of the entity is the US dollar and therefore its functional currency has changed from the local currency to the US dollar. This change is prospective from January 1, 2026, and does not affect the balances as of December 31, 2025, nor results or cash flows for the year then ended.

The decision was based on the fact that new global trade restrictions, affecting the international trade of steel along with the increase of steel imports in Brazil, have led to a greater correlation of local prices to global prices. In this context, there is also a greater proportion of total production costs in US dollars. Furthermore, factors to determine the functional currency were always mixed; however, currently most of revenue and costs of production are linked to the US dollar.

The change in functional currency of Usiminas will significantly reduce the volatility of the effects generated by foreign exchange movements and the application of IAS 21 - The Effects of Changes in Foreign Exchange Rates. The decision was approved by the Board of Directors of Usiminas on February 12, 2026.

Item 9.    The Offer and Listing
A.    Offer and Listing Details
Ternium S.A.’s ADSs are listed on NYSE under the symbol “TX.” Trading on NYSE began on February 1, 2006. As of February 27, 2026, a total of 2,004,743,442 shares were registered in the shareholders’ register.
As of February 27, 2026, a total of 429,606,250 shares were registered in the name of BNY Nominees Limited, related to Ternium S.A.’s ADR program. On February 27, 2026, the closing price for Ternium S.A.’s ADSs reported by NYSE was $43.47.
New York Stock Exchange
As of February 27, 2026, a total of 42,960,625 ADSs were registered of record. Each ADS represents ten shares of Ternium S.A.’s share capital. For the year ended December 31, 2025, BNY Mellon acted as depositary for issuing ADRs evidencing the ADSs.
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

The extraordinary shareholders meeting held on May 6, 2025 approved the renewal for an additional five-year period of the authorization granted to the board of directors to waive, suppress or limit any preemptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; and have waived any preemptive subscription rights provided for by law and related procedures. The authorization period will expire in May, 2030. However, under the articles of association, for as long as Ternium S.A.’s shares are listed on a regulated market (and only for as long as they are so listed), any issuance of shares for cash within the limits of the authorized share capital shall be subject to the preemptive subscription rights of the then existing shareholders, except in the following cases (in which cases no preemptive rights shall apply):

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

Dividends may be lawfully declared and paid if net profits and distributable reserves are sufficient under Luxembourg law. The amount and payment of dividends must be approved by a majority vote at a general shareholders’ meeting, generally, but not necessarily, based on the recommendation of the board of directors. Under Article 21 of the articles of association, the board of directors has the power to distribute interim dividends out of profits, share premium or any other available reserves, in accordance with applicable law, in particular in accordance with the conditions set forth in article 461-3 of the Luxembourg Company Law. Such dividend payments must be finally approved by the general shareholders’ meeting. On March 20, 2026, the board of directors announced the proposals to be submitted to the consideration of the annual general shareholders’ meeting scheduled to be held on May 12, 2026, including its proposal on dividends.

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

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. As of December 31, 2025, Ternium S.A.’s legal reserve represented 10% of its share capital. The legal reserve is not available for distribution.

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

The next annual general meeting of shareholders that will consider, among other matters, the 2025 consolidated financial statements and annual accounts, is scheduled to be held on May 12, 2026 at 9:00 a.m. (Central European Time) at the Ternium S.A.’s registered office in Luxembourg.

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

Argentina

From time to time, the Argentine authorities have taken measures to reduce the volatility of the ARS/$ exchange rate and intervene the foreign exchange market implementing formal and informal restrictions on capital inflows and outflows. Significant restrictions on access to foreign exchange and remittance of funds abroad have historically remained in place in Argentina, with periods of lesser regulations and other of stringent restrictions even leading to the existence of several alternative foreign exchange rates. Between September 2019 and December 2023, the government imposed significant restrictions on foreign exchange transactions including requirements to repatriate export proceeds at the official exchange rate, requirement of prior approval for making import and dividend payments thorough the official exchange market and import taxes. As of 2024 the Milei administration has lifted or eased many of the restrictions and further deregulation is expected. However, at the date of this annual report certain restrictions remain in place and the scope and timing of pending changes towards a more flexible foreign exchange regime remain unknown.

For more information, including foreign exchange restrictions still in place, see note 30 (i) “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

Currently, access to foreign currency at the official exchange market is permitted for payment of dividends out of results for fiscal years commencing as of January 1, 2025. Nonetheless, access to the official exchange market for dividend payments out of results for fiscal years preceding 2025 continues to require prior Argentine Central Bank approval, which is seldom, if ever, granted. In December 2025, Ternium Argentina paid a dividend in kind using U.S. dollar-denominated Argentine bonds, for a total amount of approximately $300 million. In addition, on March 31, 2026, Ternium Argentina’s annual general meeting of shareholders approved the payment of a cash dividend for fiscal year 2025, for a total amount of approximately $85 million.

In addition, foreign exchange controls in Argentina limiting the purchase and transfer abroad of foreign currency for saving purposes, restrict Ternium Argentina’s ability to hold excess cash reserves in foreign bank accounts. The existing measures substantially limit the ability of Argentine companies to obtain foreign currency and make certain payments and distributions out of Argentina at the official exchange rate.

For more information on our foreign exchange restrictions in Argentina, see note 30 (i) “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

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

For additional information regarding factors affecting the Argentine economy, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which Ternium Operates—Argentina.”; for additional information on current foreign exchange restrictions in Argentina, see note 30 (i) “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

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

Upon its conversion into an ordinary Luxembourg holding company in 2009, Ternium S.A. recorded a special reserve in its tax balance sheet for an amount of $8 billion. Under applicable law, dividend distributions charged to the special reserve are not subject to Luxembourg withholding tax, but reduce the special reserve by an equivalent amount. All dividend distributions made by Ternium S.A. since 2010 have been charged to the special reserve, and, assuming future dividend distributions at a rate similar to that made with respect to 2025, we expect that any dividend distributions to be made in the next five years will also be charged to the special reserve before the reserve is depleted.

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

Capital gains realized by Luxembourg resident individuals holding (alone or together with the resident’s spouse or civil partner and underage children) directly or indirectly more than 10% of Ternium S.A.’s capital at any time during the five years prior to the sale, (or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and the former holder held at least 10% in Ternium S.A.’s capital at any moment during said five years) will be taxable at half of the individual’s applicable global tax rate (as determined progressively), if a holding period of six months following their acquisition elapsed (ranging from 0% to 21.40% for 2025). Within the six month period, progressive income tax rates apply (ranging from 0% to 42.40%* in 2025).

*A 7% surcharge for the Employment Fund applies on the income tax due. The surcharge for the Employment Fund amounts to 9% for taxpayer in tax class 1 or 1a with taxable income exceeding EUR 150,000 (EUR 300,000 for taxpayer in tax class 2).

Luxembourg resident corporate holders

Capital gains, including currency exchange gains realized upon the disposal of shares or ADSs by a fully taxable resident corporate holder, will in principle be subject to Luxembourg corporate income tax and Luxembourg municipal business tax. The combined applicable rate (including an unemployment fund contribution) for a corporate holder established in Luxembourg City is 23.87% for the fiscal year ending 2025. An exemption from such taxes may be available to the Luxembourg resident corporate holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

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
•an undertaking of collective character which is resident of a Member State of the EU and is referred to by article 2 of the EU Council Directive of November 30, 2011 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (2011/96/UE) as amended, (subject to the general anti-abuse rule provided for by Council Directive 2015/121/EU as implemented into Luxembourg law);
•a capital company or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law;
•a capital company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption;
•an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a double tax treaty with Luxembourg; and
•a Luxembourg permanent establishment of one of the above-mentioned categories.

provided each time that at the date of payment, the holder holds or commits to hold directly (or through a company regarded as tax transparent from a Luxembourg tax perspective), during an uninterrupted period of at least twelve months, shares or ADSs representing at least 10% of Ternium S.A.’s share capital or acquired for an acquisition price of at least EUR 1,200,000.

Luxembourg Holders

With the exception of Luxembourg corporate holders benefiting from the exemption referred to above Luxembourg individual holders, and Luxembourg corporate holders fully subject to Luxembourg corporate tax, must include the distributions paid on the shares or ADSs in their taxable income, 50% of the amount of such dividends being exempt from tax. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.

Non Luxembourg Holders

Non-Luxembourg Holders of shares or ADSs and who do not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which the shares or ADSs would be attributable are not liable for any Luxembourg tax on dividends paid on the shares or ADSs, other than a potential withholding tax as described above.

Net wealth tax

Luxembourg Holders

Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the shares or ADSs held unless (i) the Luxembourg Holder is a legal entity subject to net wealth tax in Luxembourg; or (ii) the shares or ADSs are attributable to an entity or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg.

Net wealth tax is levied annually at the rate of 0.5% for taxable net wealth not exceeding EUR 500,000,000 and at a rate of 0.05% for the net wealth exceeding EUR 500,000,000, of entity resident in Luxembourg, as determined for net wealth tax purposes. The shares or ADSs may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Luxembourg Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

A minimum net wealth tax charge applies as of January 1, 2016 for all corporate entities having their statutory seat or central administration in Luxembourg. Subject to certain conditions, the amount of minimum net wealth tax may vary.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the shares or ADSs held unless the shares or ADSs are attributable to an entity or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg. The shares or ADSs may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Luxembourg Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

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

The tax treatment of your shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. Except as discussed below under ”PFIC Rules”, this discussion assumes that we are not classified as a PFIC for U.S. federal income tax purposes.

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

Subject to certain limitations, the Luxembourg tax withheld in accordance with the Treaty and paid over to Luxembourg may be creditable or deductible against your U.S. federal income tax liability. However, under Treasury regulations finalized in 2022, it is possible that taxes may not be creditable unless you are eligible for and elect to apply the benefits of the Treaty. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Luxembourg law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability.

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

    Additional U.S. Federal Income Tax Considerations

PFIC Rules: Based on Ternium S.A.’s current and expected income and assets, we believe that the shares or ADSs should not currently be treated as stock of a PFIC for U.S. federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Furthermore, if you are a U.S. holder, unless you are permitted to elect and you do elect to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, upon sale or disposition of your shares or ADSs you would generally be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income and subject to the excess distribution regime described above.

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

For the year ended December 31, 2025, BNY Mellon acted as depositary under the ADS deposit agreement. As long as the deposit agreement remains in effect, Ternium S.A. will furnish the Depositary with:

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

The following tables provide a breakdown of Ternium’s debt instruments as of December 31, 2025, by type of interest rate fixing mechanism and year of maturity. The following information should be read together with note 29 “Financial Risk Management” to the consolidated financial statements included in this annual report.

At December 31, 2025	Expected maturity in the year ending December 31,
In $ million	2026	2027	2028 and thereafter	Total
Non-current Debt
Fixed Rate	—	—	—	—
Floating Rate	—	297	395	692
Bonds	—	—	485	485
Debentures	—	—	638	638

Current Debt
Fixed Rate	267	—	—	267
Floating Rate	304	—	—	304
Bonds	16	—	—	16
Debentures	18	—	—	18

Total (1) (2)	604	297	1,517	2,419

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

The weighted average interest rate as of December 31, 2025 was 5.45% for bank borrowings, 7.50% for bonds and 16.17% for debentures, which were 52%, 21% and 27% of our total borrowings, respectively. The total weighted average interest rate for 2025 was 9.17%. These figures incorporate instruments denominated mainly in U.S. dollars and Brazilian Reais, and do not include the effect of derivative financial instruments nor the devaluation of local currencies.

Total Debt by Currency as of December 31, 2025

$ million
U.S. dollar ($)	1,700
Brazilian Real (BRL)	655
Colombian Peso (COP)	57
Other	7

Total	2,419

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

The functional currency of Ternium Mexico, Ternium Argentina, Ternium Brazil, Ternium Colombia, Ternium Guatemala and Tenigal is the U.S. dollar. In addition, Usiminas, which we began to consolidate in July 2023, has adopted the U.S. dollar as its functional currency for its financial statements from January 1, 2026. The functional currency of Usiminas for its financial statements for the years 2023, 2024 and 2025 was the Brazilian real.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2025, for subsidiaries using the U.S. dollar as functional currency as of that date.

Exposure to:	$ million
Mexican peso (MXN)	(638)
Brazilian real (BRL)	(427)
Colombian peso (COP)	(25)
Argentine peso (ARS)	34
EU euro (EUR)	(102)
Other currencies	(3)

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2025 for subsidiaries using the Brazilian real as functional currency as of that date.

Exposure to:	$ million
U.S. dollar ($)	(39)
E.U. euro (EUR)	(2)
Other currencies	(0)
The exposure sensitivities to the Mexican peso, Brazilian real, Colombian peso and Argentine peso are the following:

(a) Mexican peso vs. U.S. dollar. If the Mexican peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $6.3 million and $8.0 million as of December 31, 2025 and 2024, respectively.

(b) Brazilian real vs. U.S. dollar. If the Brazilian real had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $0.6 million and $3.0 million as of December 31, 2025 and 2024, respectively.

(c) Colombian peso vs. U.S. dollar. If the Colombian peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $0.2 million and $0.6 million as of December 31, 2025 and 2024, respectively.

(d) Argentine peso vs. U.S. dollar. If the Argentine peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $0.3 million and $0.2 million as of December 31, 2025 and 2024, respectively.

We estimate that if the Mexican peso, the Brazilian real, the Colombian peso and the Argentine peso had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax gain for 2025 would have been $5.6 million higher, as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial positions, local currency cash, trade receivables, trade payables, tax credits and liabilities, lease liabilities, borrowings and other liabilities.

Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to $2.7 billion, the currency translation adjustment included in total equity would have been $6.3 million higher, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2025.

The following table shows a breakdown of Ternium’s financial position exposure to currency risk as of December 31, 2025, for subsidiaries using the U.S. dollar as functional currency as of that date, including Usiminas on a pro forma basis.

Exposure to:	$ million
Mexican peso (MXN)	(638)
Brazilian real (BRL)	(489)
Colombian peso (COP)	(25)
Argentine peso (ARS)	34
EU euro (EUR)	(104)
Other currencies	(3)

Including Usiminas on a pro forma basis, if the Brazilian real had weakened by 1% against the U.S. dollar as of December 31, 2025, it would have generated a pre-tax loss of $0.4 million.

Foreign Exchange Contracts

During 2025, 2024 and 2023, Ternium Mexico entered into several forward agreements mainly to manage the exchange rate exposure generated by future payables in EUR related to the investment plan in Pesquería, Mexico, among other standard liabilities in EUR. The outstanding notional amount hedged as of December 31, 2025, was EUR208.9 million. These agreements will be due up to August 2026 and have been accounted for as cash flow hedges. As of December 31, 2025, the aggregate notional amount on these agreements amounted to $242.7 million.

In addition, during 2025 and 2024 Ternium Mexico entered into multiple non-deliverable forward agreements to manage the exposure arising from future payables in MXN linked to the investment plan in Pesquería, Mexico, seeking to mitigate the impact of exchange rate volatility on the budget assigned for the investment. These agreements will be settled in June 2027 and have been accounted for as cash flow hedges. As of December 31, 2025, their notional value amounted to $344.5 million.

Furthermore, during 2024 Ternium Mexico entered into non-deliverable forward agreements to manage the exchange rate exposure generated by future payables in JPY related to the investment plan in Pesquería, Mexico. These agreements were due up to August 2025; therefore, as of December 31, 2025, there were no outstanding amounts.

Occasionally, Ternium Colombia S.A.S. can enter into non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected off balance future trade receivables denominated in its local currency. The last agreements were due up November 2025; consequently, as of December 31, 2025, there were no outstanding amounts.

Since 2023, Ternium Guatemala entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated primarily by trade receivables denominated in Guatemalan quetzals. As of December 31, 2025, the notional amount on these agreements amounted to $2.0 million, which were settled in January 2026.

From time to time, Ternium del Atlántico can enter into several non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected off balance future trade receivables denominated in Colombian pesos. These agreements were due up to January 2025; consequently, as of December 31, 2025, there were no outstanding amounts.

Ternium Procurement has, on occasion, entered into forward agreements in order to manage the exchange rate exposure generated by purchases of semi-finished steel products. As of December 31, 2025, there were no outstanding amounts.

During 2024 and 2025, Ternium Argentina conducted forward agreements as a strategy to convert financing rates in Argentine pesos to competitive $ rates through cross currency transactions, enhancing its overall financial costs. As of December 31, 2025, there were no outstanding amounts.

During 2025, Ternium Brasil entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated primarily by trade payables and capital expenditures denominated in EUR. As of December 31, 2025, the notional amount on these agreements amounted to $10.0 million, which settled on January 30, 2026.

The consolidated net fair value of the exchange rate derivative contracts as of December 31, 2025, was positive $42.5 million. For further information on our foreign exchange contracts see note 22(b) to the consolidated financial statements included in this annual report.

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

The weighted average interest rate as of December 31, 2025 was 5.45% for bank borrowings, 7.50% for bonds and 16.17% for debentures, which were 52%, 21% and 27% of our total borrowings, respectively. These figures incorporate instruments denominated mainly in U.S. dollars and Brazilian Reais, and do not include the effect of derivative financial instruments nor the devaluation of local currencies..

Ternium’s total variable interest rate debt amounted to $1,651.0 million (68.3% of total borrowings) as of December 31, 2025, and $1,140.1 million (51.1% of total borrowings) as of December 31, 2024. If interest rates on the aggregate average notional of U.S. dollar denominated borrowings held during 2025, excluding borrowings with derivatives contracts mentioned in note 22(a), had been 100 basis points higher with all other variables held constant, total pre-tax income for 2025 would have been $22.8 million lower ($21.1 million lower as of December 31, 2024).

Commodity Exposure Risk

Since 2023, Ternium Mexico has entered into swap agreements to mitigate the impact of zinc price fluctuations affecting the manufacturing cost of galvanized products to be sold with a fixed zinc price. As of December 31, 2025, Ternium Mexico has several agreements outstanding with an aggregate notional amount of $2.8 million.

During 2025, 2024 and 2023, Mineração Usiminas, one of Usiminas’ subsidiaries, entered into forward agreements to manage the impact of the fluctuation of iron ore prices affecting its sales in the foreign market. As of December 31, 2025, Mineração Usiminas has several agreements outstanding with an aggregate notional amount of $26.9 million. These transactions are accounted for as cash flow hedges.

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

Fees payable by the Depositary to the Company

Fees paid in 2025. In 2025, Ternium S.A. received no fees from BNY Mellon in connection with its ADS Program.

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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures
    Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2025). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

On February 17, 2026, management reported to the audit committee that management had conducted its assessment of the effectiveness of Ternium S.A.’s internal control over financial reporting as of December 31, 2025, and that, based on management’s evaluation and considering the inherent limitations to the effectiveness of any internal control system, management concluded that the internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of Ternium S.A.’s internal control over financial reporting as of December 31, 2025, has been audited by PwC Luxembourg, as stated in their report included herein. See “Attestation Report of Registered Public Accounting Firm.”

Attestation Report of Registered Public Accounting Firm

See page F-1 of the audited consolidated financial statements included in this annual report.

Change in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2025 and 2024, PwC Luxembourg served as the Company's external auditor. Fees paid to PwC Luxembourg and other PwC member firms for the years ended December 31, 2025 and December 31, 2024 are detailed below:

	For the year ended December 31,
In thousands of U.S. dollars	2025	2024
Audit fees	3,585	3,954
Audit-related fees	331	338
All other fees	41	119

Total	3,957	4,411

Audit Fees

Audit fees were paid for professional services rendered by the external auditors for the audit of the consolidated financial statements and internal control over financial reporting, the statutory financial statements of Ternium S.A. and its subsidiaries, and any other audit services required in connection with the filings with the SEC or other regulatory filings.

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

During 2025, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of any class of registered equity securities of Ternium S.A. by Ternium S.A. or, to our knowledge, by any other affiliated purchaser, during 2025.

It was proposed to the next annual general meeting of shareholders expected to be held on May 12, 2026, to authorize Ternium S.A. and its subsidiaries, for a period of five years, to purchase, acquire or receive, from time to time, Ternium S.A.'s shares, including shares represented by ADSs (collectively, “Securities”), on the terms and conditions set forth below.

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

The next general meeting of shareholders, scheduled to be held on May 12, 2026, will consider the renewal of such authorization for an additional five-year period on the same terms and conditions.

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

Standards for evaluating director independence

Under NYSE standards, the board is required, on a case-by-case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor our articles of association requires that the board of directors express such an opinion. In addition, the definition of “independent” under NYSE rules differs in some non-material respects from the definition contained in the articles of association. For more information on Ternium S.A.'s independent directors and the definition of “independent” under the articles of association, see Item 6. “Directors, Senior Management and Employees—C. Board Practices-Audit Committee”.

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

Standards for approval of related-party transactions

Ternium S.A. is subject to Luxembourg laws governing approval of material related party transactions; and the articles of association and the audit committee's charter require the audit committee to review material transactions with related parties to determine whether their terms are consistent with the interests of Ternium S.A. and its shareholders and with market conditions or are otherwise fair to Ternium S.A. and its subsidiaries. In addition, NYSE standard on related-party transactions requires all NYSE-listed companies’ audit committees (or another independent body of the board of directors) to conduct a reasonable prior review and oversight of all related party transactions for potential conflicts of interest and to prohibit such a transaction if it determines it to be inconsistent with the interests of Ternium S.A. and its shareholders. The rule defines the term “related party transaction” by reference to the disclosure requirements for annual reports under the Exchange Act. The materiality threshold applicable to foreign private issuers differs from the one applicable to U.S companies. For further details on the approval process for related party transactions, see Item 6.C. “Directors, Senior Management and Employees – Board Practices – Audit Committee”.

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

Item 16K. Cybersecurity

Under Ternium S.A.’s articles of association, as supplemented by the audit committee’s charter, the audit committee assists the board of directors in fulfilling its oversight responsibilities relating to the effectiveness of its systems of internal control, risk management and internal audit over financial reporting. In addition, Ternium S.A. has established a management-level Critical Risk Committee (“CRC”) in connection with the monitoring, assessment and review of risks to which Ternium is exposed and in the oversight of the risk management framework and processes, with a focus on critical risks (including among them, cybersecurity risks), the development of mitigating actions, and the monitoring of action plans. The CRC is composed of certain senior managers, including the Chief Information Officer, the Global Cybersecurity, Risk and Privacy Senior Director, the Chief Financial Officer and the Chief Executive Officer. The Chief Financial Officer oversees the risk management strategy. In particular with respect to cybersecurity risks, Ternium S.A. has appointed an Information Security Officer who is responsible for assessing cybersecurity risks and managing cybersecurity incidents, and reports to the Chief Information Officer, who, in turn, reports to the Chief Financial Officer. Ternium S.A.’s board of directors receives quarterly reports from the Chief Executive Officer and the Chief Financial Officer on risk management, including cybersecurity risk management and relevant cybersecurity incidents. In addition, at least once a year, the Chief Information Officer reports to the board of directors on Ternium S.A.’s cybersecurity management.

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

In 2025, Ternium created a new position that absorbed the Global Cybersecurity Director position. Our cybersecurity programme is now led by our Global Cybersecurity, Risk and Privacy Senior Director, who acts as the internal focal point for risk management and implementation of security control, as well as the main engagement focal point with technology / cybersecurity internal or external audits or assessments.
The cybersecurity programme encompasses the design, implementation, operation and monitoring controls of both Information Technology and Operational Technology digital and physical assets.

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

Tasks are distributed between external vendors and the Global Cybersecurity, Risk and Privacy Senior Director based on the nature and scope of each project. The Global Cybersecurity, Risk and Privacy Senior Director and his team closely monitor all cybersecurity-related activities, ensuring that they align with the organization's security objectives and standards. In addition, he or she coordinates communication and collaboration between third-party vendors and other relevant internal teams, ensuring effective integration of cybersecurity efforts across the enterprise. Third-party vendors are carefully selected based on their experience, credentials and demonstrated capabilities in the cybersecurity field. We look for vendors who hold recognized certifications, and who have a proven track record of success in similar projects. Transparency and trust are core values in our relationship with third-party vendors, and we work closely with them to ensure comprehensive protection of our information assets.

Our Global Cybersecurity, Risk and Privacy Senior Director has been working on Ternium’s cybersecurity area since 2011. He holds a Bsc in Computing and Information Systems from Goldsmiths College, University of London, UK and professional certifications such as CISSP – Certified Information Systems Security Professional from ISC2 (International Information Systems Security Certification Consortium), CISA-Certified Information Systems Auditor, CGEIT-Certified in the Governance of Enterprise IT and CISM-Certified Information Security Manager from ISACA (Information Systems and Control Association).

As Ternium relies heavily on information systems to conduct its operations, it has adopted information security policies and controls aligned with the industry’s best practices and standards, in compliance with international frameworks including the U.S. National Institute of Standards and Technology, or NIST, the Open Worldwide Application Security Project, or OWASP, and ISO, among others.

Our information security teams regularly evaluate the effectiveness of our policies and controls, learning from past incidents and implementing continuous improvements. We engage with Ternium employees via periodic awareness training sessions. We closely evaluate and supervise the information security practices of our suppliers and third parties with access to our assets and critical data.

For a description of some of the risks relating to cybersecurity threats see Item 3. "Key Information — D. Risk Factors — Risks Relating to Ternium’s Business and Growth Strategy — Cybersecurity threats could have a material adverse effect on Ternium’s business and results of operations".

PART III
Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See pages F-1 through F-101 of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	Consolidated Articles of Association of Ternium S.A., dated as of May 6, 2025

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York*

2.2	Description of securities**

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***

4.3	Second Amended and Restated Shareholders Agreement, dated July 3, 2023, between Previdência Usiminas, Confab Industrial S.A., Mitsubishi Corporation, Nippon Steel Corporation, Prosid Investments S.A., Ternium Argentina S.A., Ternium Investments S.à r.l., and Usinas Siderúrgicas de Minas Gerais S.A.****

8.1	List of subsidiaries of Ternium S.A.

11.1	Insider Trading Policy*****

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Statement explaining alternative performance measures

97.1	Clawback Policy******

*	Incorporated by reference to Exhibit 1 from the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

**	Incorporated by reference to Exhibit 2.2 from the Annual Report on Form 20-F, filed by Ternium S.A. on March 30, 2023 (File No. 001-32734 23781454).

***	Incorporated by reference to Exhibit 10.5 from the Registration Statement on Form F-1, filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on March 27, 2024 (File No. 001-34287 424000018).

*****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on March 28, 2025 (File No. 001-34287 425000024).

******	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on March 27, 2024 (File No. 001-34287 424000018).

TERNIUM S.A.
Consolidated Financial Statements
as of December 31, 2025 and 2024 and
for the years ended on December 31, 2025, 2024 and 2023
26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.
____________________________________________________________________________________________
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ternium S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and IFRS Accounting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

PricewaterhouseCoopers Assurance, Société coopérative,
2 rue Gerhard Mercator, L-2182 Luxembourg
T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

www.pwc.lu	Cabinet de révision agréé. Expert-comptable (autorisation ministérielle n°10181659)
R.C.S. Luxembourg B294273 - TVA LU36559370

____________________________________________________________________________________________
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

____________________________________________________________________________________________
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

____________________________________________________________________________________________
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

Taxation – Recoverability of deferred tax assets related to Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”)

As described in Notes 4(n), 4 (bb) (7), 11 and 20 to the consolidated financial statements, at December 31, 2025, the Company’s deferred tax assets amounted to 1,039 million USD, of which 582 million USD related to tax losses and temporary differences coming from Usiminas, after recognizing a 405 million USD write‑down as an income tax charge in 2025. In addition, connected to Usiminas, there are 338.1 million USD of net unrecognized deferred tax assets stemming from temporary differences, and 379.1 million USD unrecognized deferred tax assets related to tax losses. Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize temporary differences and losses. Management applied significant judgement in assessing the recoverability of deferred tax assets considering historical profitability, projected future taxable profit, including assumptions related to revenue forecast and EBITDA margins.

The principal considerations for our determination that performing procedures relating to the recoverability of deferred tax assets related to Usiminas is a critical audit matter are (i) the significant judgment by management when determining the recoverability of deferred tax assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue forecast and EBITDA margins; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the recoverability of deferred tax assets. These procedures also included, among others; (i) testing management’s process for developing the estimate and model used; (ii) testing the completeness and accuracy of underlying data used in measuring and recognizing deferred tax assets; (iii) testing the mathematical accuracy of the models used in management’s assessment; (iv) evaluating the sufficiency of the disclosures in the consolidated financial statements; and (v) evaluating the reasonableness of the significant assumptions used by management related to revenue forecast and EBITDA margins. Evaluating management’s assumptions related to revenue forecast and EBITDA margins involved evaluating whether the assumptions used by management were reasonable considering the current and past performance of Usiminas. Professionals with specialized skill and knowledge were used to assist in evaluating management’s application of income tax law.

Luxembourg, March 31, 2026

PricewaterhouseCoopers Assurance, Société coopérative
Represented by

Magalie Cormier

We have served as the Company’s auditor since 2011.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (All amounts in $ thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2025	2024	2023

Net sales	5	15,609,094	17,649,060	17,610,092
Cost of sales	6	(13,255,990)	(14,760,224)	(14,050,737)

Gross profit		2,353,104	2,888,836	3,559,355

Selling, general and administrative expenses	7	(1,601,466)	(1,650,759)	(1,471,678)
Other operating (expense) income, net	9	(46,216)	25,234	110,337

Operating income		705,422	1,263,311	2,198,014

Finance expense	10	(214,392)	(196,175)	(125,376)
Finance income	10	237,532	297,820	255,009
Other financial (expenses) income, net	10	(48,564)	(295,859)	(6,179)
Equity in earnings of non-consolidated companies	14	85,641	69,108	105,305
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	25	(117,400)	(410,200)	—
Effect related to the increase of the participation in Usiminas	3	—	—	(171,045)
Recycling of other comprehensive income related to Usiminas	3	—	—	(934,946)

Profit before income tax expense		648,239	728,005	1,320,782

Income tax expense	11	(345,144)	(554,224)	(334,408)

Profit for the year		303,095	173,781	986,374

Attributable to:
Owners of the parent		425,232	(53,672)	676,043
Non-controlling interest		(122,137)	227,453	310,331

Profit for the year		303,095	173,781	986,374

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the owners of the parent (expressed in $ per share)		0.22	(0.03)	0.34

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (All amounts in $ thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2025	2024	2023

Profit for the year	303,095	173,781	986,374

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	360,101	(732,673)	(9,108)
Currency translation adjustment from participation in non-consolidated companies (1)	42,285	(91,110)	980,884
Changes in the fair value of financial instruments at fair value through other comprehensive income	(77,433)	602,889	(554,737)
Income tax related to financial instruments at fair value	10,480	28,968	(46,859)
Changes in the fair value of derivatives classified as cash flow hedges (2)	112,027	(76,039)	22,721
Income tax relating to cash flow hedges	(33,640)	22,847	(6,824)
Other	(519)	(875)	(300)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(45,877)	775	(52,127)
Income tax relating to remeasurement of post employment benefit obligations	13,581	6,052	4,829
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	(19)	284	6,013

Other comprehensive income (loss) for the year, net of tax	380,986	(238,882)	344,492

Total comprehensive income (loss) for the year	684,081	(65,101)	1,330,866

Attributable to:
Owners of the parent	506,145	158,145	1,141,928
Non-controlling interest	177,936	(223,246)	188,938

Total comprehensive (loss) income for the year	684,081	(65,101)	1,330,866

(1) See note 3 (c).
(2) See note 22.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (All amounts in $ thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2025		December 31, 2024

ASSETS

Non-current assets
Property, plant and equipment, net	12	10,406,110		8,381,155
Intangible assets, net	13	1,002,361		1,022,111
Investments in non-consolidated companies	14	562,695		468,516
Other investments	18	215		22,979
Deferred tax assets	20	1,039,179		1,194,398
Receivables, net	15	803,902		961,298
Trade receivables, net	16	4,261	13,818,723	—	12,050,457

Current assets
Receivables, net	15	822,544		772,726
Current income tax assets	15	162,475		129,713
Derivative financial instruments	22	42,581		4,483
Inventories, net	17	4,093,659		4,750,511
Trade receivables, net	16	1,535,716		1,562,058
Other investments	18	1,600,002		2,160,051
Cash and cash equivalents	18	1,531,204	9,788,181	1,691,263	11,070,805

Assets classified as held for sale			8,187		7,285

			9,796,368		11,078,090

Total Assets			23,615,091		23,128,547

EQUITY
Capital and reserves attributable to the owners of the parent			11,944,300		11,968,186

Non-controlling interest			4,203,446		4,163,383

Total Equity			16,147,746		16,131,569

LIABILITIES

Non-current liabilities
Provisions	19	585,854		552,600
Deferred tax liabilities	20	24,278		88,707
Non current tax liabilities	11	13,152		21,436
Other liabilities	21	956,112		765,961
Trade payables		1,122		5,402
Lease liabilities	23	138,031		163,666
Borrowings	24	1,814,587	3,533,136	1,560,047	3,157,819

Current liabilities
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	25	527,600		410,200
Current income tax liabilities		39,343		106,883
Other liabilities	21	639,786		629,678
Trade payables		2,073,496		1,925,526
Derivative financial instruments	22	1,081		50,342
Lease liabilities	23	48,503		46,458
Borrowings	24	604,400	3,934,209	670,072	3,839,159

Total Liabilities			7,467,345		6,996,978

Total Equity and Liabilities			23,615,091		23,128,547
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2025	2,004,743	(150,000)	(23,295)	1,342,752	(2,324,866)	(2,129,551)	13,248,403	11,968,186	4,163,383	16,131,569

Profit for the year							425,232	425,232	(122,137)	303,095
Other comprehensive income (loss) for the period
Currency translation adjustment						82,861		82,861	319,525	402,386
Remeasurement of post employment benefit obligations				(29,655)				(29,655)	(2,660)	(32,315)
Cash flow hedges and others, net of tax				69,557				69,557	8,830	78,387
Others (4)				(41,850)				(41,850)	(25,622)	(67,472)

Total comprehensive income (loss) for the year	—	—	—	(1,948)	—	82,861	425,232	506,145	177,936	684,081

Dividends paid in cash (5)							(530,031)	(530,031)	—	(530,031)
Dividends paid in cash to non-controlling interest								—	(15,304)	(15,304)
Dividends paid in kind to non-controlling interest								—	(112,278)	(112,278)
Repayment of additional paid in capital (6)								—	(10,291)	(10,291)

Balance as of December 31, 2025	2,004,743	(150,000)	(23,295)	1,340,804	(2,324,866)	(2,046,690)	13,143,604	11,944,300	4,203,446	16,147,746

(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2025, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2025, the Company held 41,666,666 shares as treasury shares.
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
(5) Represents $0.27 per share ($2.70 per ADS). Related to the dividends distributed on May 14 and on November 12, 2025, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $11.2 million were included in equity as deduction of dividend paid.
(6) It corresponds to the agreement in connection with the repayment of the additional paid in capital from Tenigal S. de R.L. de C.V. to the non-controlling interest as per the shareholders’ agreement signed on June 25, 2025. The shareholders agreed to the repayment of the total amount of the additional paid in capital of $63 million in the upcoming three years, starting in June 2025.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2024	2,004,743	(150,000)	(23,295)	965,211	(2,324,866)	(1,963,827)	13,910,629	12,418,595	4,393,264	16,811,859

Profit for the year							(53,672)	(53,672)	227,453	173,781
Other comprehensive income (loss) for the period
Currency translation adjustment						(165,724)		(165,724)	(658,059)	(823,783)
Remeasurement of post employment benefit obligations				(12,933)				(12,933)	20,044	7,111
Cash flow hedges and others, net of tax				(47,051)				(47,051)	(6,141)	(53,192)
Others (4)				437,525				437,525	193,457	630,982

Total comprehensive income (loss) for the year	—	—	—	377,541	—	(165,724)	(53,672)	158,145	(223,246)	(65,101)

Dividends paid in cash (5)							(608,554)	(608,554)	—	(608,554)
Dividends paid in cash to non-controlling interest								—	(6,635)	(6,635)

Balance as of December 31, 2024	2,004,743	(150,000)	(23,295)	1,342,752	(2,324,866)	(2,129,551)	13,248,403	11,968,186	4,163,383	16,131,569

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
(5) Represents $0.31 per share ($3.10 per ADS). Related to the dividends distributed on May 8 and on November 21, 2024, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $12.9 million were included in equity as deduction of dividend paid.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2023	2,004,743	(150,000)	(23,295)	1,394,567	(2,324,866)	(2,859,068)	13,803,878	11,845,959	1,922,434	13,768,393

Profit for the year							676,043	676,043	310,331	986,374
Other comprehensive income (loss) for the period
Currency translation adjustment (4)						895,241		895,241	76,535	971,776
Remeasurement of post employment benefit obligations				(24,904)				(24,904)	(16,381)	(41,285)
Cash flow hedges and others, net of tax				14,188				14,188	1,709	15,897
Others (5)				(418,640)				(418,640)	(183,256)	(601,896)

Total comprehensive income (loss) for the year	—	—	—	(429,356)	—	895,241	676,043	1,141,928	188,938	1,330,866

Dividends paid in cash (6)							(569,292)	(569,292)	—	(569,292)
Dividends paid in cash and kind to non-controlling interest								—	(294,003)	(294,003)
Effects related to the increase of the participation in Usiminas (7)								—	2,575,895	2,575,895

Balance as of December 31, 2023	2,004,743	(150,000)	(23,295)	965,211	(2,324,866)	(1,963,827)	13,910,629	12,418,595	4,393,264	16,811,859

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (All amounts in $ thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2025	2024	2023

Cash flows from operating activities
Profit for the year		303,095	173,781	986,374
Adjustments for:
Depreciation and amortization	12 & 13	788,308	743,277	657,692
Impairment charge	4 (e)(2), 4 (f), 9 & 12	18,757	32,435	42,316
Income tax accruals less payments	27 (b)	100,423	497,697	(160,940)
Equity in earnings of non-consolidated companies	14	(85,641)	(69,108)	(105,305)
Interest accruals less payments/receipts, net	27 (b)	(14,550)	(16,331)	(45,139)
Changes in provisions	19	(463)	(60,469)	(64,447)
Changes in working capital (1)	27 (b)	1,035,432	(15,880)	321,081
Net foreign exchange results and others		50,864	210,555	(236,499)
Non-cash effects related to the provision for ongoing litigation related to the acquisition of a participation in Usiminas	25	117,400	410,200	—
Non-cash effects related to the increase of the participation in Usiminas	3	—	—	1,105,991

Net cash provided by operating activities		2,313,625	1,906,157	2,501,124

Cash flows from investing activities
Capital expenditures and advances to suppliers for PP&E (2)	12 & 13	(2,500,854)	(1,865,419)	(1,460,677)
Decrease (Increase) in other investments	18	490,380	462,128	(717,534)
Proceeds from the sale of property, plant and equipment		4,146	2,388	2,477
Dividends received from non-consolidated companies		32,086	25,582	43,075
Repayment of additional paid in capital (3)		(10,291)	—	—
Acquisition of business
Purchase consideration	3	—	—	(118,686)
Cash acquired	3	—	—	781,072

Net cash used in investing activities		(1,984,533)	(1,375,321)	(1,470,273)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(530,031)	(608,554)	(569,292)
Dividends paid in cash to non-controlling interest		(8,696)	(54,335)	—
Lease payments	23	(64,544)	(61,194)	(58,900)
Proceeds from borrowings		1,114,525	1,558,501	354,946
Repayments of borrowings		(1,011,831)	(1,322,803)	(493,111)

Net cash used in financing activities		(500,577)	(488,385)	(766,357)

(Decrease) increase in cash and cash equivalents		(171,485)	42,451	264,494

Movement in cash and cash equivalents
At January 1,		1,691,263	1,846,013	1,653,355
Effect of exchange rate changes		11,426	(197,201)	(71,836)
(Decrease) increase in cash and cash equivalents		(171,485)	42,451	264,494

Cash and cash equivalents at December 31, (4)		1,531,204	1,691,263	1,846,013

Non-cash transactions:
Dividends paid in kind to non-controlling interest		(112,278)	—	(233,538)
Acquisition of PP&E under lease contract agreements		33,951	13,850	16,061
Adjustments related to post-retirement benefits and contingencies		—	—	171,987
(1) The working capital is calculated net of non-cash movements of $210.3 million as of December 31, 2025 ($(389.8) million and $129.3 million as of December 31, 2024 and 2023, respectively) due to the variations in the exchange rates used by subsidiaries.
(2) It includes capital expenditures of $2,659,101 and a decrease in advances to suppliers for property, plant and equipment of $(158,247) for the year ended December 31, 2025 ($1,821,111 and an increase of $44,308, respectively, for the year ended December 31, 2024).
(3) It corresponds to the agreement in connection with the repayment of the additional paid in capital from Tenigal S. de R.L. de C.V. to the non-controlling interest as per the shareholders’ agreement signed on June 25, 2025. The shareholders agreed to the repayment of the total amount of the additional paid in capital of $63 million in the upcoming three years, starting in June 2025.
(4) It includes restricted cash of $2,838, $2,746 and $3,129 as of December 31, 2025, 2024 and 2023, respectively. In addition, the Company had other investments with a maturity of more than three months for $1,600,061, $2,182,874 and $2,186,420 as of December 31, 2025, 2024 and 2023, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

Notes to the Consolidated Financial Statements
1.    GENERAL INFORMATION
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2025, there were 2,004,743,442 shares issued. All issued shares are fully paid.

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

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2025 and 2024, this special tax reserve amounted to $3.5 billion and $4.1 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
2.    BASIS OF PRESENTATION
a)    Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2026), as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“$”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated financial position of Ternium as of December 31, 2025 and 2024, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the years ended December 31, 2025, 2024 and 2023.

Elimination of all material intercompany transactions and balances between the Company and its respective subsidiaries has been made in consolidation.

These consolidated financial statements have been prepared under the historical cost convention and certain financial assets and financial liabilities (including derivative instruments) are at fair value through profit or loss.

These consolidated financial statements have been approved for issue by the Board of Directors on February 17, 2026. The Directors have the power to amend and reissue the consolidated financial statements.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2025	2024	2023

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding, financial services and agency trading activities	100.00%	100.00%	100.00%
Ternium Internacional España S.L. (1)	Spain	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Solutions S.A. (1)	Uruguay	Other services	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (1)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (2)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Argentina S.A. (3)	Argentina	Manufacturing and selling of flat steel products	62.57%	62.57%	62.57%
Prosid Investments S.A. (4)	Uruguay	Holding	62.58%	62.58%	62.58%
Ternium Mexico S.A. de C.V. (5)	Mexico	Manufacturing and selling of steel products	89.25%	89.25%	89.25%
Las Encinas S.A. de C.V. (6)	Mexico	Exploration, exploitation and pelletizing of iron ore	89.25%	89.25%	89.25%
Ferropak Comercial S.A. de C.V. (6)	Mexico	Scrap services company	89.25%	89.25%	89.25%
Transamerica E. & I. Trading Corp. (6)	USA	Scrap services company	89.25%	89.25%	89.25%
Galvacer Chile S.A. (6)	Chile	Distributing company	89.25%	89.25%	89.25%
Ternium Gas México S.A. de C.V. (7)	Mexico	Energy services company	89.25%	89.25%	89.25%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.62%	44.62%	44.62%
Exiros B.V. (8)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (9)	Mexico	Medical and Social Services	66.49%	66.49%	66.49%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.92%	99.92%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Internacional Guatemala S.A. (10)	Guatemala	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Colombia S.A.S. (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Atlántico S.A.S (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (11)	Uruguay	Marketing of steel products and procurement services	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (11)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Brasil Ltda. (12)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Tenigal S. de R.L. de C.V. (13)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Soluciones Integrales de Gestión S.A. (14)	Argentina	Other services	100.00%	100.00%	100.00%
Usinas Siderúrgicas de Minas Gerais S.A. (15)	Brazil	Manufacturing and selling of steel products	23.30%	23.30%	23.30%
Mineração Usiminas S.A. (16)	Brazil	Exploration, exploitation and pelletizing of iron ore	16.31%	16.31%	16.31%
Soluções Em Aço Usiminas S.A. (17)	Brazil	Manufacturing and selling of steel products	16.05%	16.05%	16.05%
Usiminas Mecânica S.A. (18)	Brazil	Engineering and other services	23.30%	23.30%	23.30%
Usiminas International S.À R.L. (19)	Luxembourg	Holding	23.30%	23.30%	23.30%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2025	2024	2023

Usiminas Participações E Logística S.A. (20)	Brazil	Logistics and distribution of steel-derived products	17.48%	17.48%	17.48%
Metalcentro Ltda. (21)	Brazil	Other services	23.30%	23.30%	23.30%
Vientos de Olavarría S.A. (22)	Argentina	Renewable energy projects.	—	62.57%	62.57%
Ternium del Cauca S.A.S. (23)	Colombia	Manufacturing and selling of steel products	—	100.00%	100.00%
Rios Unidos logistica e transporte de açõ Ltda. (24)	Brazil	Logistics and distribution of steel-derived products	—	—	23.30%

(1) Indirectly through Ternium Investments S.à r.l. Total voting rights held: 100.00%.
(2) Indirectly through Ternium Internacional España S.L. Total voting rights held 100.00%.
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
(11) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(12) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(13) Indirectly through Ternium Internacional España S.L. Total voting rights held: 51.00%.
(14) Indirectly through Ternium Investments S.à r.l. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(15) Indirectly through Ternium Investments S.à r.l., Prosid Investments S.A. and Ternium Argentina S.A. Total voting rights held 42.57%.
(16) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 29.80%.
(17) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 29.32%.
(18) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 42.57%.
(19) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 42.57%.
(20) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. and Mineração Usiminas S.A. Total voting rights held 36.20%.
(21) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. and Usiminas Mecânica S.A. Total voting rights held 42.57%.
(22) This company was merged into Ternium Argentina S.A effective as of January 1, 2025.
(23) This company was dissolved as of June 4, 2025.
(24) This company was merged into Usinas Siderúrgicas de Minas Gerais S.A. as of April 25, 2024.

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

Under Usiminas’ annual accounts as of December 31, 2025, and for the year then ended, revenues amounted to $4,698 million (2024: $4,803 million), net loss from continuing operations to $(521) million (2024: net profit from continuing operations $1 million), net profit attributable to non-controlling interest to $30 million (2024: $28 million), total assets to $6,485 million (2024: $6,439 million), total liabilities to $2,178 million (2024: $2,130 million), shareholders’ equity to $4,307 million (2024: $4,309 million) and non-controlling interest to $525 million (2024: $452 million). Information publicly available related to Usiminas could be found in the Usiminas Investor Relations webpage.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

(d) Fair value of net assets acquired

The fair values determined for the assets acquired and liabilities assumed arising from the acquisition as of July 3, 2023, are as follows:

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

The purchase price allocation disclosed above was prepared by Management with the assistance of a third-party expert. Management applied significant judgment in estimating the fair value of assets acquired and liabilities assumed, which involved the use of significant estimates and assumptions in particular with respect to the estimation of the loss probability for the contingencies, including revenue forecasts, EBITDA margins, capital expenditures and discount rate for the cash flow projections. According to the purchase price allocation, the transaction led to the recognition of a bargain purchase of $270.4 million.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

IAS 32 requires a liability to be recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount. Ternium has recognized a liability associated with the put option of $242.5 million as of July 3, 2023 ($298.4 million as of December 31, 2025), accounted for in the statement of financial position under Other liabilities, with the corresponding debit in the statement of changes in equity under Non-controlling interest. The liability as of December 31, 2025, includes $20.6 million related to the accelerated recognition of financial results related to the acquisition of the participation in Usiminas from NSC (see note 32 (a)).

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

The main contingencies recognized in the consolidated financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of the additional participation in Usiminas and the full consolidation of Usiminas include the following:

Description	Status	As of the acquisition date (in $ thousands)	As of December 31, 2025 (in $ thousands)
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	57,343	32,236
Tax proceeding in which the tax authorities seek the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	The Tax Debt was included in the Amnesty Program instituted by São Paulo State Law n. 17.843/23.	29,772	—
Labor lawsuits filed by employees, former employees and outsourced personnel of the Ipatinga Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	15,112	10,496
Labor lawsuits filed by former employees challenging the amount of compensation paid on dismissals.	Pending judgment.	10,837	5,753
Other contingencies		86,613	51,665
Provisions for contingencies recognized by Usiminas before business combination		199,677	100,150

Description	Status	As of the acquisition date (in $ thousands)	As of December 31, 2025 (in $ thousands)
Objection filed against the decision that recognized only partially the credit rights established in a final and unappealable court decision that determined the exclusion of ICMS amounts from the calculation basis of PIS/COFINS-Imports.	Pending judgment at administrative level.	94,792	83,022
Tax collection proceedings related to the collection of ICMS/SP on goods shipped to other countries without effective proof of export.	Pending judgment by the trial court.	51,546	45,146
Tax proceedings seeking the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Several case records, declaratory actions and tax collection proceedings, suspended or pending decision by higher courts.	38,640	31,475
ICMS – Action for annulment of the tax debt claimed by the State of Rio Grande do Sul due to failure to make the advance payment of the tax at the entry of goods coming from other States (rate differential ).	Pending judgment by the trial court.	28,789	25,215
Tax assessment notice issued by the State of Minas Gerais concerning alleged reversal of ICMS credits on sale of electrical energy.	Pending judgment at administrative level.	12,386	10,848
Other tax contingencies		206,335	131,555
Provisions for tax contingencies recognized as part of the business combination		432,488	327,261
Public Civil Action seeking the reimbursement of the amounts increased by means of a term of amendment to the Contractor's Agreement, due to alleged overbilling in the construction of a bridge in Brasília/DF.	As of July 3, 2023, the claim was deemed groundless and was pending judgment of appeal. As of December 31, 2023, the action was dismissed as unfounded and the case was archived.	64,315	—
Public Civil Action seeking compensation for alleged damages caused to the State of Santa Catarina's Treasury related to improper expenditures incurred in the construction of a bridge.	Pending conclusion of the expert evidence	21,113	18,491
Other civil and other contingencies (1)		88,905	39,360
Provisions for civil and other contingencies recognized as part of the business combination		174,333	57,851
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	27,123	14,552
Other labour contingencies (1)		22,532	9,629
Provisions for labour contingencies recognized as part of the business combination		49,655	24,181
(1) Composed of individually non-significative contingencies.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES

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

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred, and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

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

The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred, provisional amounts are reported.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)
(c)Financial instruments
Non-derivative financial instruments
Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.
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
–Fair value through other comprehensive income (“FVOCI”): financial instruments that are held for collection of contractual cash flows and for selling the financial instruments, where the instruments’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue or expense, and foreign exchange gains and losses which are recognized in profit or loss. When the financial instrument is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses), except for equity instruments, for which there is no reclassification from OCI to profit or loss. Interest income or expense from these financial instruments is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	5-50 years
Production equipment	5-40 years
Vehicles, furniture and fixtures and other equipment	3-20 years
Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.
The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2025, 2024 and 2023.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Land                            1-29 years
Buildings and facilities                    1-24 years
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Information system projects recognized as assets are generally amortized using the straight-line method over their useful lives, not exceeding a period of 3 years, with certain exceptions applied to specific projects for which the management approved an amortization in a period of 5 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.
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
Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2025, 2024 and 2023, is approximately 21%, 19% and 13% per year, respectively.

Considering that there are no concrete development plans in the short term and for production feasibility in certain areas of the mining concessions held by Las Encinas S.A. de C.V., the Company decided to recognize an impairment charge over these assets of $5.3 million as of December 31, 2025. As of December 31, 2024 and 2023, the Company has already recognized impairment charges over these assets held by Las Encinas S.A. de C.V. for an amount of $32.4 million and $42.3 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)
(3)Exploration and evaluation costs
Exploration and evaluation activities involve the search for iron ore resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.
Exploration and evaluation costs are measured at cost. Costs directly associated with exploration and evaluation activities are capitalized as intangible assets until the determination of reserves is evaluated. The costs associated to the acquisition of machinery and equipment are recognized as property, plant and equipment. If it is determined that commercial viability has been achieved, costs incurred are reclassified into Mining assets and amortization starts once production begins.

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
(4)    Goodwill
Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IAS 36, goodwill is considered to have an indefinite life and not amortized but is subject to annual impairment testing.
Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested. The impairment losses on goodwill cannot be reversed.
As of December 31, 2025 and 2024, the carrying amount of goodwill allocated to the Mexico CGUs was $662.3 million, of which $619.8 million corresponds to Steel Mexico CGU and $42.5 million to Mining Mexico CGU.
(5)    Research and development
Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2025, 2024 and 2023 totaled $21.8 million, $23.8 million and $19.0 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)
(6)    Customer relationships acquired in a business combination
As of December 31, 2025, Ternium has no customer relationships acquired in a business combination recognized in its consolidated financial statements.

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
Ternium uses, for the steel segment impairment tests, cash flow projections over a five-year period based on past performance and expectations of market development; for the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity. The growth rate used for the perpetuity rate is of 2.27%. This rate does not exceed the average long-term growth rate for the relevant markets. In the case of the mining segment and the mining activity developed by Usiminas, cash flow projections are prepared until the mines are fully depleted and are based on past performance and expectations of market development.
Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)
Considering that there are no concrete development plans in the short term and for production feasibility in certain areas of the mining concessions held by Las Encinas S.A. de C.V., which is part of Mexico Mining CGU, the Company decided to recognize an impairment charge over certain fixed assets and mining assets of $18.8 million. As of December 31, 2024 and 2023, the Company has already recognized impairment charges over mining assets held by Las Encinas S.A. de C.V. for an amount of $32.4 million and $42.3 million, respectively.

Considering the uncertainty of the future evolution of the macroeconomic situation in Brazil, mainly the devaluation of the Brazilian reais, and the decrease of the market value of the shares as of December 31, 2024, the Company decided to assess the recoverability of its investments in Usiminas, resulting in no impairment charges to be recognized. As of September 30, 2025, considering the global trade pressures and its impacts over the future evolution of Brazil’s economy and the share value, the Company decided to assess the recoverability of its investments in Usiminas Steel CGU, resulting in no impairment charges to be recognized. As of September 30, 2025, the post-tax discount rate used to test the investment in Brazilian subsidiaries for impairment was 10.4%. As of December 31, 2025, no impairment triggers were detected and, consequently, no impairment test was prepared.

In the case of the Steel Mexico CGU, considering that there is a value registered for goodwill, the Company performed the mandatory impairment test over goodwill, resulting in no impairment charges to be recognized. Also, in the case of the Mining Mexico CGU and considering the registered goodwill, the Company performed the mandatory impairment test over goodwill, resulting in no impairment charges to be recognized. As of December 31, 2025, the post-tax discount rate used to test the recoverability of the goodwill in the Steel and Mining Mexico CGUs for impairment was 10.2% and 10.6%, respectively.

During the years 2025, 2024 and 2023, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill) in the Company’s CGUs. As of December 31, 2025, for the rest of the Company’s CGUs, no impairment triggers were detected, and, consequently, no impairment tests were prepared. As of December 31, 2024, impairment triggers were detected for the CGU Argentina, CGU Brazil and CGU Usiminas Steel and Mining and the Company decided to assess the recoverability of its investments in these CGUs, resulting in no impairment charges to be recognized.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

The carrying value of assets classified as held for sale, as of December 31, 2025 and 2024 totals $8.2 million and $7.3 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

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
–Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize temporary differences and losses.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. From 2018 units were vest ratably over the same period and will be mandatorily redeemed by the Company seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long-term benefit plan as classified in IAS 19.
As of December 31, 2025 and 2024, the outstanding liability corresponding to the Program amounts to $84.7 million and $86.0 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2025 and 2024, is $93.3 million and $94.0 million, respectively.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)
(p)    Provisions
Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, provisions are recognized when Ternium has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliable estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)
The amount of borrowing costs that Ternium capitalized during a period will not exceed the amount of borrowing costs incurred during that period. As of December 31, 2025, 2024 and 2023, the capitalized borrowing costs were $2.4 million, nil and nil, respectively.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. As of December 31, 2025 and 2024, the effective portion of designated cash flow hedges (net of taxes) amounted to $41.1 million and $(37.3) million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The post-tax discount rate used as of December 31, 2025 was 10.2% and 10.6% for the Mexico Steel CGU and Mexico Mining CGU, respectively, and no impairment charge resulted from the impairment test performed. See notes 4(f) and 4(e)(4).

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
Also, when assessing the recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.
(3)    Loss contingencies
Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, uncertain tax positions, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these consolidated financial statements.

As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to $1,113.5 million and $962.8 million as of December 31, 2025 and 2024, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

(7)    Taxation

At year end, the Company assesses the sufficiency of future taxable income to utilize the recognized deferred tax assets. The Company uses projections of future taxable income to assess the probability that the deferred tax assets will be realized. Management applied significant judgment in assessing the recoverability of deferred tax assets considering historical profitability, projected future taxable profit, including assumptions related to revenue forecast and EBITDA margins. Also, when assessing the recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)
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

Given that Ternium’s climate-change-related decarbonization plans span many years and are subject to significant uncertainty, as described above, they have not been included as part of the assumptions used to calculate future cash flows of the recoverable amount of the company’s CGUs, except for those plans that are already approved or in process. Estimates and assumptions related to the impairment test for long-lived assets and goodwill, useful lives of assets, capital and research and development expenditures, inventory valuation, recovery of deferred tax assets and provisions, and contingent liabilities are based on available information and government regulations in place as of December 31, 2025, as well as the companies already approved or in-process investment plans.

Environmental Management

Environmental performance is analyzed monthly in Environmental, Health, and Safety meetings with executive officers. Furthermore, environmental issues are included in regular meetings on industrial and business performance reviews held both locally and at a corporate level. Finally, the Board of Directors is informed of events related to environmental issues that could impact nearby communities or Ternium’s reputation and operations. Ternium’s Environmental and Energy Policy serves as the company’s main standard on environmental matters. It establishes the overarching principles for environmental protection, energy efficiency and sustainable resource use. This policy guides the development and continuous improvement of the company’s Environmental Management System, as well the implementation of specific procedures and practices aimed at minimizing emissions, waste, and other environmental impacts. Through this framework, Ternium ensures compliance with applicable regulations, promotes pollution prevention, and fosters a culture of environmental responsibility and innovation across all operations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)
Health and Safety Management

Safety is embedded at every level of the corporate structure. The Board of Directors receives quarterly reports on recent incidents and updates on the Safety Strategy, presented alongside the company’s financial results.

At the management level, Ternium has a Chief Environment, Health, and Safety (EHS) Officer responsible for overseeing these matters and defining the company’s overall corporate health and safety strategy. Local EHS teams, together with the hygiene and medical departments, support these efforts. Safety incidents are reviewed monthly at both the local and corporate levels.

Ultimately, the primary responsibility for ensuring occupational safety within each facility lies with the local managers of each production unit.

Ternium’s Occupational Health and Safety Policy serves as the main framework for protecting the well-being of employees, customers, contractors and suppliers across its operations. Rooted in key principles such as injury prevention, regulatory compliance and continuous improvement, the policy emphasizes the shared responsibility of all stakeholders in fostering a safe and healthy work environment.

Safety is a shared responsibility across the organization. In line with this vision safety was formally incorporated as a mandatory component of the performance evaluation process, starting with the 2024 - 2025 cycle.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
5.    SEGMENT INFORMATION
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
5.    SEGMENT INFORMATION (continued)

	Year ended December 31, 2025
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	968,131	(140,952)	(9,761)	817,418
Reconciliation:
Differences in Cost of sales				(111,996)

Operating income - Under IFRS				705,422

Financial income (expense), net				(25,424)
Equity in earnings (losses) of non-consolidated companies				85,641
Provision for ongoing litigation related to the acquisition of a participation in Usiminas				(117,400)

Income before income tax expense - IFRS				648,239

Net sales from external customers	15,041,199	567,895	—	15,609,094
Net sales from transactions with other operating segments of the same entity	—	570,060	(570,060)	—

Depreciation and amortization	(582,072)	(206,236)	—	(788,308)

	Year ended December 31, 2024
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	1,559,938	(165,862)	5,844	1,399,920
Reconciliation:
Differences in Cost of sales				(190,243)
Differences in Other operating income (expense), net				53,634

Operating income - Under IFRS				1,263,311

Financial income (expense), net				(194,214)
Equity in earnings (losses) of non-consolidated companies				69,108
Provision for ongoing litigation related to the acquisition of a participation in Usiminas				(410,200)

Income before income tax expense - IFRS				728,005

Net sales from external customers	17,220,220	428,840	—	17,649,060
Net sales from transactions with other operating segments of the same entity	—	629,940	(629,940)	—

Depreciation and amortization	(551,621)	(191,656)	—	(743,277)

	Year ended December 31, 2023
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	2,390,546	16,091	(2,463)	2,404,174
Reconciliation:
Differences in Cost of sales				(206,160)

Operating income - Under IFRS				2,198,014

Financial income (expense), net				123,454
Equity in earnings (losses) of non-consolidated companies				105,305
Effect related to the increase of the participation in Usiminas				(171,045)
Recycling of other comprehensive income related to Usiminas				(934,946)

Income before income tax expense - IFRS				1,320,782

Net sales from external customers	17,280,993	329,099	—	17,610,092
Net sales from transactions with other operating segments of the same entity	—	546,038	(546,038)	—

Depreciation and amortization	(542,295)	(115,397)	—	(657,692)
Information on segment assets is not disclosed as it is not reviewed by the CEO.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
5.    SEGMENT INFORMATION (continued)
GEOGRAPHICAL INFORMATION
The Company had no revenues attributable to the Company's country of incorporation (Luxembourg) in 2025, 2024 and 2023.

For purposes of reporting geographical information, net sales are allocated based on the customer's location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2025
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	7,266,741	2,331,202	3,994,894	2,016,257	15,609,094

Non-current assets (1)	7,376,434	1,096,185	2,631,099	304,753	11,408,471

	Year ended December 31, 2024
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	8,701,272	2,415,303	4,280,784	2,251,701	17,649,060

Non-current assets (1)	5,625,883	1,085,913	2,382,168	309,302	9,403,266

	Year ended December 31, 2023
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	9,419,873	3,588,651	2,518,764	2,082,804	17,610,092

Non-current assets (1)	4,965,628	878,642	2,474,178	315,287	8,633,735
(1) Includes Property, plant and equipment and Intangible assets.

REVENUES BY PRODUCT

	Year ended December 31,
	2025	2024	2023

Slabs	79,886	102,723	177,240
Hot rolled (1)	6,425,471	7,633,699	7,913,232
Cold rolled	2,361,856	2,623,498	2,379,499
Coated (2)	5,304,344	5,889,062	5,708,328
Roll-formed and tubular (3)	506,879	620,993	789,255
Billets, round bars and others	56,670	21,565	45,351
Other products (4)	873,988	757,520	597,187

TOTAL SALES	15,609,094	17,649,060	17,610,092
(1) Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(2) Coated includes tin plate and galvanized products.
(3) Roll-formed and tubular includes pre-engineered metal building systems, tubes, beams, insulated panels, roofing and cladding, roof tiles and steel decks.
(4) Other products include mainly sales of energy and pig iron.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
6.    COST OF SALES

	Year ended December 31,
	2025	2024	2023

Inventories at the beginning of the year	4,750,511	4,948,376	3,470,214
Acquisition of business (Note 3)	—	—	1,707,311
Translation differences	148,848	(298,816)	(22,514)

Plus: Charges for the year
Raw materials and consumables used and other movements	9,404,234	11,753,018	11,193,050
Services and fees	299,909	304,159	250,333
Labor cost	1,080,011	1,084,009	940,411
Depreciation of property, plant and equipment	591,817	589,309	556,630
Amortization of intangible assets	110,580	86,852	47,374
Maintenance expenses	882,523	950,939	825,809
Office expenses	20,121	18,203	14,873
Insurance	37,520	36,014	24,867
Change of obsolescence allowance	5,465	10,969	4,707
Valuation allowance	—	—	(15,333)
Recovery from sales of scrap and by-products	(31,487)	(29,851)	(37,186)
Others	49,597	57,554	38,567

Less: Inventories at the end of the year	(4,093,659)	(4,750,511)	(4,948,376)

Cost of Sales	13,255,990	14,760,224	14,050,737

7.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2025	2024	2023

Services and fees (1)	108,786	106,272	91,853
Labor cost	377,782	382,392	355,967
Depreciation of property, plant and equipment	29,275	23,915	16,562
Amortization of intangible assets	56,636	43,201	37,126
Maintenance and expenses	12,392	12,312	10,340
Taxes	148,843	149,256	164,935
Office expenses	88,208	86,016	72,426
Freight and transportation	737,657	812,694	681,416
(Decrease) increase of allowance for doubtful accounts	(1,510)	5,566	12,528
Others	43,397	29,135	28,525

Selling, general and administrative expenses	1,601,466	1,650,759	1,471,678
(1) For the year ended December 31, 2025, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $3,957, including $3,585 for audit services, $331 for audit-related services, and $41 for all other services.
For the year ended December 31, 2024, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $4,411, including $3,954 for audit services, $338 for audit-related services, and $119 for all other services.
For the year ended December 31, 2023, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $5,340, including $4,783 for audit services, $268 for audit-related services, $8 for tax services, and $281 for all other services.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
8.    LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2025	2024	2023

Wages, salaries and social security costs	1,355,969	1,377,006	1,216,566
Termination benefits	35,500	28,396	23,189
Post-employment benefits (Note 21 (i))	66,324	60,999	56,623

Labor costs	1,457,793	1,466,401	1,296,378
As of December 31, 2025, 2024 and 2023, the number of employees was 33,253, 33,949 and 34,458, respectively.

9.    OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2025	2024	2023

Results of sundry assets	7,117	8,867	8,165
Gain from the agreement related to the post-retirement benefits from Usiminas	—	—	108,696
Provision for legal claims and other matters (Note 19 and 25 (i) and (ii))	463	60,469	59,649

Other operating income	7,580	69,336	176,510

Impairment charge (2)	(18,757)	(32,435)	(42,316)
Other operating expense (1)	(35,039)	(11,667)	(23,857)

Other operating expense	(53,796)	(44,102)	(66,173)

Other operating income (expenses), net	(46,216)	25,234	110,337
(1) For the year ended December 31, 2025, it includes the disposal of projects in the U.S. of $12,300 and in Brazil of $8,600. For the year ended December 31, 2023, it includes the value update of certain tax liabilities in Usiminas of $10,000.
(2) For the years ended December 31, 2025, 2024 and 2023, it corresponds to the impairment charge over mining assets (see notes 4(e)(2) and 4(f)).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

10.    OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2025	2024	2023

Interest expense	(214,392)	(196,175)	(125,376)

Finance expense	(214,392)	(196,175)	(125,376)

Interest income	237,532	297,820	255,009

Finance income	237,532	297,820	255,009

Net foreign exchange (loss) gain	(56,506)	(104,024)	98,037
Change in fair value of financial assets	74,897	(145,768)	1,899
Derivative contract results	(6,546)	12,329	(60,183)
Others (1)	(60,409)	(58,396)	(45,932)

Other financial income (expenses), net	(48,564)	(295,859)	(6,179)
(1) It mainly includes the results in connection with the put/call option as per note 3 (e).

11.    INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2025	2024	2023

Current tax
Current tax	(139,695)	(322,832)	(578,902)
Recovery of income tax	552	—	13,429

Deferred tax (Note 20)
Deferred tax	221,834	(256,830)	102,431
Write-down of deferred tax assets	(427,835)	—	—
Recognition of previously unrecognized deferred tax assets (1)	—	25,438	128,634

Income tax expense	(345,144)	(554,224)	(334,408)
(1) For 2024 and 2023, it includes the recognition of previously unrecognized tax losses and temporary differences in Ternium Investments S.à r.l. and Ternium Brasil Ltda, respectively.

As of September 30, 2025, Ternium assessed the recoverability of Usiminas’ accumulated deferred tax assets (DTA), and, based on these analyses and on applicable accounting standards, Management concluded that a $405 million write-down of DTA should be recognized as an income tax charge. As of September 30, 2025, and before recognizing the write-down, Usiminas held DTA amounting to $776 million, primarily stemming from temporary differences and tax losses recognized during the July 2023 business combination (see note 3 (d)). Ternium conducted a comprehensive recoverability assessment regarding the future availability of taxable profits needed to utilize DTA, as required under IAS 12, incorporating historical performance and updated forecasts in its projections. As of December 31, 2025, DTA amounted to $582 million and no additional write-down should be recognized.

As of December 31, 2025, Ternium assessed the recoverability of Las Encinas S.A. de C.V. accumulated deferred tax assets (DTA), and, based on these analyses and on applicable accounting standards, Management concluded that a $22.8 million write-down of DTA should be recognized as an income tax charge.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

11.    INCOME TAX EXPENSE (continued)
Income tax expense for the years ended December 31, 2025, 2024 and 2023 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2025	2024	2023

Income before income tax	648,239	728,005	1,320,782

Income tax expense at statutory tax rate	(187,988)	(327,243)	(643,686)
Non taxable income	25,525	—	39,755
Non deductible expenses	—	(5,793)	—
Current tax expense related to Pillar II	(15,637)	(21,436)	—
Effect of currency translation on tax base (1)	304,263	(170,078)	180,582
Recognition of previously unrecognized deferred tax assets	—	25,438	128,634
Provision for tax losses	(44,024)	(55,112)	(53,122)
Write-down of deferred tax assets	(427,835)	—	—
Recovery of income tax	552	—	13,429

Income tax expense	(345,144)	(554,224)	(334,408)
(1) Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico, Brazil, and Argentina.
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

The Company is within the scope of the rules and therefore is required to calculate its GloBE effective tax rate for each jurisdiction where it operates and is liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate, as from 2024. Some jurisdictions in which the Company operates have implemented Qualified Domestic Minimum Top-up Taxes (“QDMTTs”) aligned with the Pillar Two framework, with legislation enacted and effective from 2025 in both the jurisdiction and Luxembourg. These domestic minimum taxes are intended to be treated as qualified under the OECD GloBE rules and, where applicable, are expected to reduce or eliminate exposure to additional top-up taxes under the Income Inclusion Rule (“IIR”) or the Undertaxed Payments Rule (“UTPR”) in Luxembourg.

The Company applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
12.    PROPERTY, PLANT AND EQUIPMENT, NET

(1) Property, plant and equipment, net

	Year ended December 31, 2025
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	780,679	4,824,531	8,783,691	371,532	1,648,967	210,643	371,560	16,991,603
Accumulated depreciation	—	(2,304,432)	(5,797,881)	(282,480)	—	(31,275)	(194,380)	(8,610,448)

Net book value as of January 1, 2025	780,679	2,520,099	2,985,810	89,052	1,648,967	179,368	177,180	8,381,155

Opening net book value	780,679	2,520,099	2,985,810	89,052	1,648,967	179,368	177,180	8,381,155
Translation differences	9,897	21,719	68,624	2,451	24,815	2,301	3,432	133,239
Impairment charge (note 4 (f))	—	(4,116)	(4,523)	(499)	(4,339)	—	—	(13,477)
Additions (1)	8,151	34,595	12,940	1,934	2,439,363	39,834	33,951	2,570,768
Capitalized borrowing costs	—	—	—	—	2,408	—	—	2,408
Disposals / Consumptions	(1,769)	(634)	(851)	(922)	(21,794)	(21,494)	(15,356)	(62,820)
Indexation	—	—	—	—	—	—	8,370	8,370
Transfers	3,608	269,714	424,246	52,311	(742,473)	153	—	7,559
Depreciation charge	—	(185,648)	(352,787)	(31,004)	—	—	(51,653)	(621,092)

Closing net book value	800,566	2,655,729	3,133,459	113,323	3,346,947	200,162	155,924	10,406,110

Values at the end of the year
Cost	800,566	5,150,560	9,252,658	409,572	3,346,947	231,437	397,586	19,589,326
Accumulated depreciation	—	(2,494,831)	(6,119,199)	(296,249)	—	(31,275)	(241,662)	(9,183,216)

Net book value as of December 31, 2025	800,566	2,655,729	3,133,459	113,323	3,346,947	200,162	155,924	10,406,110
(1) It includes $2,030 million related to additions of Property, plant and equipment in Mexico, mainly in connection with the investment plant in the Pesquería Industrial Center.

	Year ended December 31, 2024
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	774,052	4,407,345	8,514,780	344,859	1,121,004	202,923	438,596	15,803,559
Accumulated depreciation	—	(2,162,192)	(5,462,979)	(270,954)	—	(31,271)	(238,476)	(8,165,872)

Net book value as of January 1, 2024	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687

Opening net book value	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687
Translation differences	(21,382)	(41,246)	(135,103)	(4,142)	(65,626)	(5,081)	(2,631)	(275,211)
Additions (2)	24,619	22,373	19,222	1,706	1,527,992	44,307	13,850	1,654,069
Disposals / Consumptions	—	(2,604)	—	(970)	(2,366)	(32,342)	(2,658)	(40,940)
Indexation	—	—	—	—	—	—	21,626	21,626
Transfers	3,390	475,523	404,380	45,558	(932,037)	943	(609)	(2,852)
Depreciation charge	—	(179,100)	(354,490)	(27,005)	—	(111)	(52,518)	(613,224)

Closing net book value	780,679	2,520,099	2,985,810	89,052	1,648,967	179,368	177,180	8,381,155

Values at the end of the year
Cost	780,679	4,824,531	8,783,691	371,532	1,648,967	210,643	371,560	16,991,603
Accumulated depreciation	—	(2,304,432)	(5,797,881)	(282,480)	—	(31,275)	(194,380)	(8,610,448)

Net book value as of December 31, 2024	780,679	2,520,099	2,985,810	89,052	1,648,967	179,368	177,180	8,381,155
(2) It includes $966 million related to additions of Property, plant and equipment in Mexico, mainly in connection with the investment plant in the Pesquería Industrial Center.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
12.    PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(2) Right-of-use assets

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	570	258,797	112,060	134	371,561
Accumulated depreciation	(45)	(137,485)	(56,763)	(88)	(194,381)

Net book value as of January 1, 2025	525	121,312	55,297	46	177,180

Opening net book value	525	121,312	55,297	46	177,180
Translation differences	—	2,571	855	6	3,432
Additions	21,481	4,161	8,309	—	33,951
Disposal/Derecognition	(14,105)	(1,237)	(14)	—	(15,356)
Indexation	—	6,183	2,187	—	8,370
Depreciation charge	(1,063)	(35,398)	(15,142)	(50)	(51,653)

Closing net book value	6,838	97,592	51,492	2	155,924

Values at the end of the year
Cost	7,543	267,793	122,145	105	397,586
Accumulated depreciation	(705)	(170,201)	(70,653)	(103)	(241,662)

Net book value as of December 31, 2025	6,838	97,592	51,492	2	155,924

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	376	281,250	156,614	355	438,595
Accumulated depreciation	(29)	(152,288)	(85,999)	(159)	(238,475)

Net book value as of January 1, 2024	347	128,962	70,615	196	200,120

Opening net book value	347	128,962	70,615	196	200,120
Translation differences	—	186	(2,800)	(17)	(2,631)
Additions	—	12,411	1,439	—	13,850
Disposal/Derecognition	—	(144)	(2,514)	—	(2,658)
Transfers	—	—	(609)	—	(609)
Indexation	194	14,429	7,003	—	21,626
Depreciation charge	(16)	(34,532)	(17,837)	(133)	(52,518)

Closing net book value	525	121,312	55,297	46	177,180

Values at the end of the year
Cost	570	258,797	112,060	134	371,561
Accumulated depreciation	(45)	(137,485)	(56,763)	(88)	(194,381)

Net book value as of December 31, 2024	525	121,312	55,297	46	177,180
The cost related to variable-lease payments that do not depend on an index or rate amounted to $16.9 million for the year ended December 31, 2025 ($20.3 million and $19.1 million for the year ended December 31, 2024 and 2023, respectively). The expenses related to leases for which the Company applied the practical expedient described in paragraph 5 (a) of IFRS 16 (leases with contract term of less than 12 months) amounted to $1.9 million for the year ended December 31, 2025 ($2.1 million and $2.8 million for the year ended December 31, 2024 and 2023, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
13.    INTANGIBLE ASSETS, NET

	Year ended December 31, 2025
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	651,838	466,817	16,786	298,098	73,935	662,307	2,169,781
Accumulated amortization	(427,855)	(356,688)	—	(289,192)	(73,935)	—	(1,147,670)

Net book value as of January 1, 2025	223,983	110,129	16,786	8,906	—	662,307	1,022,111

Opening net book value	223,983	110,129	16,786	8,906	—	662,307	1,022,111
Translation differences	4,718	17	—	—	—	—	4,735
Additions	62,781	60,158	32,987	—	—	—	155,926
Disposals / Consumptions	(771)	—	—	—	—	—	(771)
Impairment charge (note 4 (e)(2))	—	(5,280)	—	—	—	—	(5,280)
Transfers	(7,061)	20,601	(20,684)	—	—	—	(7,144)
Amortization charge	(59,248)	(107,551)	—	(417)	—	—	(167,216)

Closing net book value	224,402	78,074	29,089	8,489	—	662,307	1,002,361

Values at the end of the year
Cost	711,844	542,753	29,089	298,098	73,935	662,307	2,318,026
Accumulated amortization	(487,442)	(464,679)	—	(289,609)	(73,935)	—	(1,315,665)

Net book value as of December 31, 2025	224,402	78,074	29,089	8,489	—	662,307	1,002,361

	Year ended December 31, 2024
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	563,120	403,875	14,639	298,134	73,935	662,307	2,016,010
Accumulated amortization	(381,622)	(275,533)	—	(288,872)	(73,935)	—	(1,019,962)

Net book value as of January 1, 2024	181,498	128,342	14,639	9,262	—	662,307	996,048

Opening net book value	181,498	128,342	14,639	9,262	—	662,307	996,048
Translation differences	(8,810)	—	—	—	—	—	(8,810)
Additions	100,345	62,303	37,443	—	—	—	200,091
Disposals / Consumptions	(2,216)	(2,000)	—	(36)	—	—	(4,252)
Impairment charge (note 4 (e)(2))	—	(32,435)	—	—	—	—	(32,435)
Transfers	1,463	35,355	(35,296)	—	—	—	1,522
Amortization charge	(48,297)	(81,436)	—	(320)	—	—	(130,053)

Closing net book value	223,983	110,129	16,786	8,906	—	662,307	1,022,111

Values at the end of the year
Cost	651,838	466,817	16,786	298,098	73,935	662,307	2,169,781
Accumulated amortization	(427,855)	(356,688)	—	(289,192)	(73,935)	—	(1,147,670)

Net book value as of December 31, 2024	223,983	110,129	16,786	8,906	—	662,307	1,022,111
The Company has not registered any impairment charges in connection with Goodwill (see notes 4 (f) and (bb) (1) and (4)).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2025	2024

At the beginning of the year	468,516	517,265

Equity in earnings of non-consolidated companies	85,641	69,108
Other comprehensive income and other effects	42,282	(90,795)
Dividends from non-consolidated companies (1)	(33,744)	(27,062)

At the end of the year	562,695	468,516
(1) Mainly related to dividends from Unigal Usiminas Ltda. and MRS Logística S.A.

The principal investments in non-consolidated companies, all of which are unlisted, are:

	Country of incorporation	Main activity	Voting rights at		Value at

			December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	161,315	130,433
Unigal Usiminas Ltda.	Brazil	Manufacturing and selling of steel products	70.00%	70.00%	108,056	98,280
MRS Logística S.A	Brazil	Logistical services	11.48%	11.48%	254,267	203,778
Other non-consolidated companies (1)					39,057	36,025
					562,695	468,516
(1) It includes the investments held in Finma S.A.I.F., Recrotek S.R.L. de C.V., Gas Industrial de Monterrey S.A. de C.V., Modal Terminal de Graneis Ltda., Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda, Codeme Engenharia S.A, Terminal de Cargas Paraopeba Ltda. and Terminal de Cargas Sarzedo Ltda.

(a)Techgen S.A. de C.V.
Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016, and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts.
Techgen stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of and for the year ended December 31, 2025, that revenues amounted to $423 million ($253 million as of December 31, 2024), net profit from continuing operations to $64 million ($27 million as of December 31, 2024), non-current assets to $676 million ($692 million as of December 31, 2024), current assets to $92 million ($104 million as of December 31, 2024), non-current liabilities to $1 million ($415 million as of December 31, 2024), current liabilities to $431 million ($109 million as of December 31, 2024) and shareholders’ equity to $336 million ($272 million as of December 31, 2024).

During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to $151.3 million as of December 31, 2025, and which are due in June 2026.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

On August 5, 2021, Ternium Investments completed the purchase of a participation in this Syndicated Loan for an amount of $68 million. As of December 31, 2025, the outstanding syndicated loan amount was of $82 million and Ternium Investments’ participation was of $17 million.

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

Unigal stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of and for the year ended December 31, 2025, that revenues amounted to $67 million ($68 million as of December 31, 2024), net profit from continuing operations to $27 million ($28 million as of December 31, 2024), non-current assets to $140 million ($126 million as of December 31, 2024), current assets to $37 million ($35 million as of December 31, 2024), non-current liabilities to $43 million ($38 million as of December 31, 2024), current liabilities to $10 million ($9 million as of December 31, 2024) and shareholders’ equity to $125 million ($114 million as of December 31, 2024).

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

MRS Logística stated in its unaudited consolidated annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of and for the year ended December 31, 2025, that revenues amounted to $1,357 million ($1,304 million as of December 31, 2024), net profit from continuing operations to $279 million ($263 million as of December 31, 2024), non-current assets to $3,516 million ($2,461 million as of December 31, 2024), current assets to $1,008 million ($868 million as of December 31, 2024), non-current liabilities to $2,297 million ($1,576 million as of December 31, 2024), current liabilities to $588 million ($547 million as of December 31, 2024) and shareholders’ equity to $1,639 million ($1,206 million as of December 31, 2024).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

15.    RECEIVABLES, NET – NON-CURRENT AND CURRENT

	As of December 31,
	2025	2024

Receivables with related parties (Notes 26 and 14 (a))	1,029	147,285
Employee advances and loans	4,209	25,299
Advances to suppliers for the purchase of property, plant and equipment	66,840	218,503
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 26)	124,781	131,365
Other tax credits	318,305	237,530
Judicial deposits and other receivables	219,501	165,667
Others	69,237	35,649

Receivables, net – Non-current	803,902	961,298
The carrying value of these receivables approximates the fair value.

	As of December 31,
	2025	2024

Value added tax	449,317	491,981
Income tax credits	162,475	129,713
Other tax credits	85,925	151,965
Employee advances and loans	10,157	9,049
Advances to suppliers	32,407	40,593
Advances to suppliers with related parties (Note 26)	1,908	2,844
Expenses paid in advance	26,907	33,235
Government tax refunds on exports	19,579	2,486
Receivables with related parties (Note 26)	170,885	13,389
Others	25,459	27,184

Receivables, net – Current	985,019	902,439

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
16.    TRADE RECEIVABLES, NET – NON-CURRENT AND CURRENT

	As of December 31,
	2025	2024

Trade receivables	8,710	4,545
Allowance for doubtful accounts (Note 19)	(4,449)	(4,545)

Trade receivables, net – Non-current	4,261	—

	As of December 31,
	2025	2024

Current accounts	1,560,033	1,586,615
Trade receivables with related parties (Note 26)	18,957	23,251
Allowance for doubtful accounts (Note 19)	(43,274)	(47,808)

Trade receivables, net - Current	1,535,716	1,562,058

	Trade receivables, net as of December 31, 2025
	Total	Fully performing	Past due

Guaranteed	678,800	647,874	30,926
Not guaranteed	908,900	849,421	59,479

Trade receivables	1,587,700	1,497,295	90,405

Allowance for doubtful accounts (Note 19)	(47,723)	—	(47,723)

Trade receivables, net	1,539,977	1,497,295	42,682

	Trade receivables, net as of December 31, 2024
	Total	Fully performing	Past due

Guaranteed	604,467	570,821	33,646
Not guaranteed	1,009,944	944,236	65,708

Trade receivables	1,614,411	1,515,057	99,354

Allowance for doubtful accounts (Note 19)	(52,353)	—	(52,353)

Trade receivables, net	1,562,058	1,515,057	47,001
17.    INVENTORIES, NET

	As of December 31,
	2025	2024

Raw materials, materials and spare parts	1,285,947	1,340,641
Goods in process	1,909,291	2,158,745
Finished goods	692,482	837,118
Goods in transit	332,296	536,159
Obsolescence allowance (Note 19)	(126,357)	(122,152)

Inventories, net	4,093,659	4,750,511

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

18.    CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS – NON-CURRENT AND CURRENT

	As of December 31,
	2025	2024

(i) Other investments
Investments in debt instruments and other	59	22,823
Other investments	156	156

Other investments, net – Non-current	215	22,979

	As of December 31,
	2025	2024

(i) Other investments
Other deposits with maturity of more than three months	1,600,002	2,160,051

Other investments - Current	1,600,002	2,160,051

(ii) Cash and cash equivalents
Cash and banks	397,269	456,385
Restricted cash	2,838	2,746
Short-term bank deposits	332,317	413,965
Other deposits with maturity of less than three months	798,780	818,167

Cash and cash equivalents	1,531,204	1,691,263

19.    ALLOWANCES AND PROVISIONS – NON-CURRENT AND CURRENT

Provisions and allowances - Non current	Deducted from assets	Liabilities	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2025

Values at the beginning of the year	4,545	552,600	80,543
Translation differences	576	67,494	10,205
Additions	7	31,371	32,266
Reversals	(616)	(31,834)	(2,537)
Transfers	—	—	8,513
Uses	(63)	(33,777)	—

As of December 31, 2025	4,449	585,854	128,990

Year ended December 31, 2024

Values at the beginning of the year	6,430	839,921	104,455
Translation differences	(1,387)	(163,514)	(13,546)
Additions	—	32,176	14,597
Reversals	(34)	(92,645)	(1,900)
Transfers	—	—	(23,063)
Uses	(464)	(63,338)	—

As of December 31, 2024	4,545	552,600	80,543

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

19.    ALLOWANCES AND PROVISIONS – NON-CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation	Provision for ongoing litigation related to the acquisition of a participation in Usiminas

Year ended December 31, 2025

Values at the beginning of the year	47,808	122,152	17,818	410,200
Translation differences	3,066	4,068	2,344	—
Additions	2,360	53,679	19,885	117,400
Reversals	(3,261)	(48,214)	(15,450)	—
Transfers	—	—	(8,513)	—
Uses	(6,699)	(5,328)	—	—

As of December 31, 2025	43,274	126,357	16,084	527,600

Year ended December 31, 2024

Values at the beginning of the year	53,045	200,024	7,332	—
Translation differences	(6,835)	(18,436)	(7,101)	—
Additions	9,089	57,550	12,294	813,988
Reversals	(3,489)	(46,581)	(17,770)	(403,788)
Transfers	—	—	23,063	—
Uses	(4,002)	(70,405)	—	—

As of December 31, 2024	47,808	122,152	17,818	410,200
20.    DEFERRED INCOME TAX
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	As of December 31,
	2025	2024

At the beginning of the year	1,105,691	1,542,565

Translation differences	124,790	(263,349)
Write-down of deferred tax assets	(427,835)	—
Recognition of previously unrecognized tax losses	—	25,438
Charges directly to other comprehensive income	(9,579)	57,867
Deferred tax credit (note 11)	221,834	(256,830)

At the end of the year	1,014,901	1,105,691

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

20.    DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax assets (liabilities)	At the beginning of the year	Translation differences	Credits (Charges) directly to OCI	Write-down of deferred tax assets	Income statement credit (charge)	Total as of December 31, 2025

Property, pland and equipment	130,338	41,131	—	(217,205)	163,092	117,356
Inventories	(37,913)	3,333	—	(7,582)	9,311	(32,851)
Intangible assets	152,401	19,378	—	(10,240)	19,191	180,730
Provisions	267,268	25,880	—	(123,027)	(37,655)	132,466
Trade receivables	41,308	3,337	—	(5,818)	(7,107)	31,720
Tax losses (1)	314,060	27,855	—	(63,963)	43,999	321,951
Other (2)	238,229	3,876	(9,579)	—	31,003	263,529

At the end of the year	1,105,691	124,790	(9,579)	(427,835)	221,834	1,014,901
(1) As of December 31, 2025, the recognized deferred tax assets on tax losses amount to $322.0 million, mainly connected to Ternium Brasil Ltda. and Usinas Siderúrgicas de Minas Gerais S.A. Additionally, connected to Usinas Siderúrgicas de Minas Gerais S.A., there are $338.1 million of net unrecognized deferred tax assets stemming from temporary differences, and $379.1 million of unrecognized deferred tax assets related to tax losses, and $843.7 million of net unrecognized deferred tax assets connected to Ternium Brasil Ltda. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation, while losses incurred as from 2017 may be carried forward for a maximum of 17 years. Unrecognized tax losses of Ternium S.A. as of December 31, 2024, amounted to $2.2 billion and the estimated tax loss for the fiscal year 2025 amounted to $26.4 million, with approximately 90% of the referred tax losses generated before 2017. Unrecognized tax losses of Ternium Investments S.à r.l. as of December 31, 2024, amounted to $2.5 billion and the estimated tax result for fiscal year 2025 amounted to $23.4 million, with approximately 98% of the referred tax losses generated before 2017.
(2) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets (liabilities)	At the beginning of the year	Translation differences	Credits (Charges) directly to OCI	Recognition of previously unrecognized tax losses	Income statement credit (charge)	Total as of December 31, 2024

Property, pland and equipment	323,538	(81,642)	—	—	(111,558)	130,338
Inventories	17,831	(15,440)	—	—	(40,304)	(37,913)
Intangible assets	134,328	(34,905)	—	—	52,978	152,401
Provisions	354,097	(48,805)	—	—	(38,024)	267,268
Trade receivables	42,674	(5,608)	—	—	4,242	41,308
Tax losses (3)	382,971	(65,362)	—	25,438	(28,987)	314,060
Other (4)	287,126	(11,587)	57,867	—	(95,177)	238,229

At the end of the year	1,542,565	(263,349)	57,867	25,438	(256,830)	1,105,691
(3) As of December 31, 2024, the recognized deferred tax assets on tax losses amount to $314.1 million, mainly connected to Ternium Brasil Ltda. and Usinas Siderúrgicas de Minas Gerais S.A. Additionally, connected to Usinas Siderúrgicas de Minas Gerais S.A., there are $8.0 million, of net unrecognized deferred tax assets stemming from temporary differences, and $287.6 million unrecognized deferred tax assets related to tax losses, and $688.4 million of net unrecognized deferred tax assets connected to Ternium Brasil Ltda. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation, while losses incurred as from 2017 may be carried forward for a maximum of 17 years. Unrecognized tax losses of Ternium S.A. as of December 31, 2023, amounted to $2.2 billion and the estimated tax loss for the fiscal year 2024 amounted to $26.7 million, with approximately 92% of the referred tax losses generated before 2017. Unrecognized tax losses of Ternium Investments S.à r.l. as of December 31, 2023, amounted to $2.6 billion and the estimated tax result for fiscal year 2024 amounted to $7.8 million, with approximately 98% of the referred tax losses generated before 2017.
(4) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

21.    OTHER LIABILITIES – NON-CURRENT AND CURRENT

	As of December 31,
	2025	2024

(i) Other liabilities - Non current

Post-employment benefits	703,788	573,834
Other employee benefits	70,657	73,502
Asset retirement obligation (note 19) (1)	128,990	80,543
Other	52,677	38,082

Other liabilities – Non-current	956,112	765,961
The carrying value of these liabilities approximates the fair value.
(1) The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2025	2024

Present value of obligations	1,707,549	1,456,677
Fair value of plan assets	(1,211,079)	(1,032,356)
Asset ceiling	207,318	149,513

Net liability (asset) in the statement of financial position	703,788	573,834

The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2025	2024

Current service cost	14,711	17,260
Interest cost (income), net	43,295	40,217
Interest on Asset ceiling/ Onerous liability	20,357	16,678

Total included in income statement	78,363	74,155

The amounts recognized in other comprehensive income are as follows:

	Post-employment benefits
	Year ended December 31,
	2025	2024

Remeasurements
Effect of changes in demographic assumptions	(16,152)	66,333
Effect of changes in financial assumptions	63,102	(236,205)
Effect of experience adjustments	1,776	33,735
Change in asset ceiling	19,056	(42,157)
Expected return on assets	(21,905)	177,519

Total included in other comprehensive income	45,877	(775)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

21.    OTHER LIABILITIES – NON-CURRENT AND CURRENT (continued)
Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2025	2024

At the beginning of the year	1,456,677	1,975,462
Transfers, new participants and funding of the plan	(15)	157
Total expense	191,730	166,827
Remeasurements	48,726	(136,137)
Translation differences	178,167	(399,929)
Contributions paid	(167,736)	(149,703)
At the end of the year	1,707,549	1,456,677

Changes in fair value of the plan assets are as follows:

	Fair value of plan assets
	As of December 31,
	2025	2024

At the beginning of the year	1,032,356	1,525,330
Expected return on assets	21,905	(177,519)
Interest income	133,724	109,350
Translation differences	128,992	(330,283)
Funding of the plan	16,936	13,111
Contributions paid	(122,834)	(107,633)
At the end of the year	1,211,079	1,032,356

The major categories of plan assets are as follows:

	Fair value of plan assets
	As of December 31,
	2025	2024

Usiminas shares	36,946	29,305
Non-US government securities	861,452	716,909
Fixed income	94,747	81,821
Investments funds	215,233	202,987
Others	2,701	1,334
At the end of the year	1,211,079	1,032,356
As of December 31, 2025, the pension plan assets included 34,109,762 common shares of Usiminas (34,109,762 common shares of the Usiminas as of December 31, 2024).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

21.    OTHER LIABILITIES – NON-CURRENT AND CURRENT (continued)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2025	2024

Discount rate	9.50%	10.25%
Compensation growth rate	6.00% - 7.00%	6.00% - 7.00%

	Year ended December 31,
Argentina	2025	2024

Discount rate	5.70% - 7.00%	6.00% - 7.00%
Compensation growth rate	2.00% - 3.00%	2.00% - 3.00%

	Year ended December 31,
Brazil	2025	2024

Discount rate	7.29% - 7.81%	7.46% - 8.10%
Compensation growth rate	0.90% - 2.90%	0.50% - 2.90%
Long-term increase in medical service costs	4.75%	4.75%
Expected return on plan assets	11.40% - 11.94%	11.76% - 12.42%

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-7.0%	8.1%
Compensation growth rate	1.00%	0.8%	-0.9%
Pension growth rate	1.00%	0.3%	-0.4%
Life expectancy	1 year	1.0%	-1.0%
The estimated future payments for the next five years will be between $172.3 million and $188.7 million per year.
The post-retirement benefits related to Usiminas are guaranteed with property, plant and equipment up to the amount of $214 million.

	As of December 31,
	2025	2024

(ii) Other liabilities - Current
Payroll and social security payable	162,022	184,805
VAT liabilities	24,063	37,259
Other tax liabilities	69,510	60,373
Termination benefits	119	128
Related Parties (Note 26)	470	463
Asset retirement obligation (Note 19)	16,084	17,818
Dividends payable	8,677	1,967
Put option liability (note 3 (e))	298,450	263,201
Others	60,391	63,664

Other liabilities – Current	639,786	629,678

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

22.    DERIVATIVE FINANCIAL INSTRUMENTS
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments as of December 31, 2025 and 2024 were as follows:

	As of December 31,
	2025	2024

Contracts with positive fair value
Commodities contracts	29	169
Foreign exchange contracts	42,552	4,314

	42,581	4,483

Contracts with negative fair value
Commodities contracts	(1,032)	(85)
Foreign exchange contracts	(49)	(50,257)

	(1,081)	(50,342)
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

Since 2023, Ternium Mexico entered into several forward agreements mainly to manage the exchange rate exposure generated by future payables in EUR related to the investment plan in Pesquería among other standard liabilities in EUR. The outstanding notional amount hedged as of December 31, 2025, was EUR 208.9 million. These agreements will be due up to August 2026 and have been accounted for as cash flow hedges. As of December 31, 2025, the aggregate notional amount on these agreements amounted to $242.7 million.
In addition, during 2025 and 2024 Ternium Mexico has engaged in multiple non-deliverable forward agreements to manage the exposure arising from future payables in MXN linked to the investment plan in Pesqueria, seeking to mitigate the impact of exchange rate volatility on the budget assigned for the investment. These agreements will be due up to June 2027 and have been accounted for as cash flow hedges. As of December 31, 2025, its notional value amounted to $344.5 million.

Finally, since 2024, Ternium Mexico has entered into non-deliverable forward agreements to manage the exchange rate exposure generated by future payables in JPY related to the investment plan in Pesquería. These agreements were due up to August 2025; consequently, as of December 31, 2025, there are no outstanding amounts.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

22.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)
Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges - Foreign exchange derivatives
	Gross amount	Income tax	Total

As of December 31, 2023	22,721	(6,824)	15,897

(Decrease) / Increase	(75,160)	22,548	(52,612)
Reclassification to income statement	—	—	—

As of December 31, 2024	(52,439)	15,724	(36,715)

(Decrease) / Increase	111,195	(33,359)	77,836
Reclassification to income statement	—	—	—

As of December 31, 2025	58,756	(17,635)	41,121
Occasionally, Ternium Colombia S.A.S. can enter into non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected off balance future trade receivables denominated in its local currency. The last agreements were due up November 2025; consequently, as of December 31, 2025, there are no outstanding amounts.

As of 2023, Ternium Guatemala entered into several non-deliverable forward agreements in order to partially manage the exchange rate exposure generated primarily by trade receivables denominated in Guatemalan quetzals. As of December 31, 2025, the notional amount on these agreements amounted to $2.0 million, which will be settling on January 2026.

From time to time, Ternium del Atlántico can enter into several non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected off balance future trade receivables denominated in Colombian pesos. These agreements were due up to January 2025; consequently, as of December 31, 2025, there are no outstanding amounts.

Occasionally, Ternium Procurement can enter into specific forward agreements in order to manage the exchange rate exposure generated by purchases of semi-finished steel products. These agreements were due up to November 2025; consequently, as of December 31, 2025, there are no outstanding amounts.
During 2024 and 2025, Ternium Argentina occasionally conducted specific forward agreements as a strategy to convert financing rates in Argentine pesos to competitive $ rates through cross currency transactions, enhancing its overall financial position. As of December 31, 2025, there are no outstanding amounts.

During 2025, Ternium Brasil entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated primarily by trade payables and capital expenditures denominated in EUR. As of December 31, 2025, the notional amount on these agreements amounted to $10.0 million, which will be settling on January 30, 2026.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

22.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)
The net fair values of the exchange rate derivative contracts as of December 31, 2025 and 2024 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2025	2024

MEX/$	ND Forward & Forward - Buy MXN	7.1 billion MXN	39,488	(25,940)
EUR/$	Forward & ND Forward - Buy EUR	217.7 million EUR	3,016	(24,073)
EUR/$	Forward - Sell EUR	0.2 million EUR	0	189
GTQ/$	ND Forward - Sell GTQ	15.3 million GTQ	(2)	(2)
JPY/$	ND Forward - Buy JPY		—	(431)
ARS/$	ND Forward - Buy ARS		—	3,952
COP/$	ND Forward - Sell COP		—	362

			42,503	(45,943)
ARS: Argentine pesos; COP: Colombian pesos; EUR: Euros; $: US dollars; GTQ: Guatemalan quetzales; JPY: Japanese yens; MXN: Mexican pesos.

(c) Commodities contracts
Since 2023, Ternium Mexico entered into swap agreements to mitigate the specific impact of the fluctuation of zinc price fluctuations affecting the manufacturing of galvanized products to be sold with a fixed zinc price. As of December 31, 2025, Ternium Mexico has several agreements outstanding with an aggregate notional amount of $2.8 million. Outcome from these transactions will be presented in the income statement.

Since 2023, Mineraçao Usiminas, one of Usiminas’ subsidiaries, entered into forward agreements to manage the impact of the fluctuation of iron ore prices affecting its sales in the foreign market. As of December 31, 2025, Mineraçao Usiminas has several agreements outstanding with an aggregate notional amount of $26.9 million. These transactions are accounted for as cash flow hedges.

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges - Commodities derivatives
	Gross amount	Income tax	Total

As of December 31, 2023	—	—	—

(Decrease) / Increase	(879)	299	(580)
Reclassification to income statement	—	—	—

As of December 31, 2024	(879)	299	(580)

(Decrease) / Increase	832	(281)	551
Reclassification to income statement	—	—	—

As of December 31, 2025	(47)	18	(29)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

23.    LEASE LIABILITIES

	Lease liabilities
	Current	Non Current	Total

Year ended December 31, 2025
Values at the beginning of the year	46,458	163,666	210,124
Translation differences	2,078	5,833	7,911
Net proceeds	10,703	7,586	18,289
Indexation	3,032	4,122	7,154
Repayments	(64,544)	—	(64,544)
Interest accrued	16,914	—	16,914
Interest paid	(9,314)	—	(9,314)
Reclassifications	43,176	(43,176)	—

As of December 31, 2025	48,503	138,031	186,534

Year ended December 31, 2024
Values at the beginning of the year	52,174	188,913	241,087
Translation differences	(1,764)	(9,639)	(11,403)
Net proceeds	5,006	8,034	13,040
Indexation	3,778	17,287	21,065
Repayments	(61,194)	—	(61,194)
Interest accrued	16,967	—	16,967
Interest paid	(9,438)	—	(9,438)
Reclassifications	40,929	(40,929)	—

As of December 31, 2024	46,458	163,666	210,124

	As of December 31, 2025	As of December 31, 2024

Commitments in relation to finance leases are payable as follows:
Within one year	57,632	59,433
Later than one year but not later than five years	115,938	146,282
Later than five years	89,948	87,878
Minimum lease payments	263,518	293,593
Future finance charges	(76,984)	(83,469)
Total Financial lease liabilities	186,534	210,124

The present value of finance lease liabilities is as follows:
Within one year	48,503	46,458
Later than one year but not later than five years	95,262	117,195
Later than five years	42,769	46,471

Total minimum lease payments	186,534	210,124

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

24.    BORROWINGS

	As of December 31,
	2025	2024

(i) Non-current
Bank borrowings	699,593	499,593
Bonds	494,897	421,079
Debentures	639,617	642,110
Less: debt issue costs	(19,520)	(2,735)

	1,814,587	1,560,047

(ii) Current
Bank borrowings	573,386	646,258
Bonds	15,833	13,284
Debentures	17,659	12,587
Less: debt issue costs	(2,478)	(2,057)

	604,400	670,072

Total Financial Debt	2,418,987	2,230,119

The maturity of borrowings is as follows:

	Expected Maturity Date
	2026	2027	2028 and thereafter	At December 31, (1)
				2025	2024

Borrowings - Fixed Rate	267,201	—	—	267,201	649,571
Borrowings - Floating Rate	303,707	297,332	394,514	995,553	487,524
Bonds	15,833	—	484,971	500,804	440,405
Debentures	17,659	—	637,770	655,429	652,619

Total	604,400	297,332	1,517,255	2,418,987	2,230,119
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
The weighted average interest rates - which incorporate instruments denominated mainly in U.S. dollars and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2025	2024

Bank borrowings	5.45%	7.15%
Bonds	7.50%	5.88%
Debentures	16.17%	13.50%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments as of December 31, 2025 and 2024, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

24.    BORROWINGS (continued)
Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2025	2024

$	Fixed	710,831	969,826
$	Floating	988,875	475,157
BRL	Floating	655,429	652,619
COP	Fixed	57,171	79,140
MXN	Floating	6,678	12,367
ARS	Fixed	3	41,010

		2,418,987	2,230,119
$: U.S. dollars; ARS: Argentine pesos; BRL: Brazilian reais; COP: Colombian pesos; MXN: Mexican pesos.
Ternium’s most significant current borrowings as of December 31, 2025, were those incurred under Ternium Brasil's bilateral credit lines, in order to finance solely activities related to its exports of goods, and under Usiminas’ bonds and debentures issued in order to refinance its financial debt. Additionally, on July 23, 2025, Ternium México entered into a $1,250 million syndicated loan agreement with several banks to finance and/or refinance capital, operating and research and development expenditures and other related investments associated with the DRI-EAF steelmaking plant at its Pesquería Industrial Center in México. The net proceeds from the loan are expected to be disbursed over the next twelve months. The Loan qualifies as “green” under the 2025 LMA and LSTA Green Loan Principles, promoting the development and integrity of green loan products. The loan bears interest at a variable rate and must be repaid in six equal semi-annual installments, commencing in the 30th month anniversary of the effective date; the borrower may prepay the loan in whole or in part at any time. Under the loan, Ternium Mexico is subject to certain covenants customary for transactions of this type, including compliance with a specified leverage ratio and green reporting.

			In $ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2025	Maturity

May 2024	Ternium Brasil	Bilateral credit lines	700	700	October 2030
July 2019	Usiminas	Bonds	500	500	January 2032
May 2022	Usiminas	Debentures - 8th emission	145	73	November 2029
December 2022	Usiminas	Debentures - 9th emission	310	243	December 2032
August 2024	Usiminas	Debentures - 10th emission	320	323	September 2031
July 2025	Ternium Mexico	Syndicated loan agreement	1,250	300	August 2030
The main covenants on these loan agreements, bonds and debentures are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio). As of December 31, 2025, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the consolidated financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Ternium was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Ternium’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.
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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

On August 1, 2024, Ternium Investments, Ternium Argentina and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of the T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment through December 31, 2025, and attorney’s fees in the amount of BRL 5 million, the aggregate amount potentially payable by Ternium Investments and Ternium Argentina if CSN finally prevails on its claims would be of approximately BRL 2,143.9 million (BRL 1,875.9 million as of December 31, 2024) and BRL 759.0 million (BRL 664.1 million as of December 31, 2024). The foregoing amounts, if the BRL/$ rate as of December 31, 2025, is used, are equivalent to approximately $389.6 million ($302.9 million as of December 31, 2024, it the BRL/$ rate as of such date is used) and $138.0 million ($107.3 million as of December 31, 2024, it the BRL/$ rate as of such date is used).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
The Company continues to believe that all of CSN's claims and allegations are unsupported and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, on February 10, 2025, Ternium filed an extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. On September 10, 2025, the Vice-President of the SCJ, without examining the merits, denied leave to proceed with the extraordinary appeal as to certain arguments and ruled it inadmissible as to certain others, and on October 2, 2025, Ternium and the other T/T Group entities filed an internal appeal for the special court of the SCJ to reconsider the denial of leave to proceed and a concurrent appeal against the inadmissibility ruling for the Supreme Federal Tribunal to consider admissibility of the extraordinary appeal directly. On November 26, 2025, the first appeal was dismissed by the SCJ special court while the other appeal has not yet been ruled by the Supreme Federal Tribunal. The Company cannot predict the ultimate resolution on the matter.

(b) Tax assessments relating to the use of certain ICMS tax credits
The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.
The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of $57.7 million was recorded as of the acquisition date in connection with this matter ($33.0 million and $29.3 million as of December 31, 2025 and 2024, respectively).

(c) BP Energía México (BPEM) – Arbitration process

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
On October 25, 2024, the parties reached an agreement settling the reciprocal claims, and all parties formally dismissed the legal actions initiated with respect to the arbitration award.

(d) PIS and COFINS credits defense action - Usiminas

In August 2024, the Federal Government had filed two new tax claims for a total of approximately BRL 503 million ($92 million; BRL 562 million or $102 million as of December 31, 2025). The contingencies are related to tax assessments that partially approved offset statements through which Usiminas claimed PIS and COFINS credits arising from a final court decision, which discussed the exclusion of ICMS from the calculation basis of said contributions. The tax authority disagreed with the calculation methodology adopted by Usiminas. Usiminas filed a defense action in the aforementioned proceedings, arguing that the calculations are correct and the credit rights should be recognized.

(ii) Commitments
The following are Ternium’s main off-balance sheet commitments:
(a) Ternium Argentina signed agreements, mainly with Vale S.A. and LHG Mining, to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2027, for a estimated total amount of $259 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:

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

(b) Ternium Argentina also signed various contracts for the provision and transportation of natural gas, including Tecpetrol and Energy Consulting Services S.A., both related companies of Ternium, assuming firm commitments for a total of $46.3 million until April 2028. Additionally, Ternium Argentina signed contracts for gas transportation with Transportadora de Gas del Norte S.A., a related company of Ternium, assuming firm commitments for a total of $16.8 million payable until April 2028.

(c) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon, for an aggregate amount of $52.0 million, which is due to terminate in 2037.

(d) Ternium Argentina signed various contracts within its investment plan for the future acquisition of Property, plant and equipment for a total of $18.0 million, and also subscribed various contracts for the maintenance and the operation of the wind farm for a total of $53.3 million payable until the year 2054.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
(f) Ternium México issued a guarantee letter covering up to approximately $28.8 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), under the natural gas trading agreement between GIMSA and NEG Natural S.A. de C.V. (“NEG”). The credit line granted by NEG in connection with this natural gas trading agreement amounted to approximately $21.6 million. As of December 31, 2025, the outstanding amount under the natural gas trading agreement was $9.5 million, which is below the amount included in the guarantee letter issued by Ternium México.
(g) Ternium Mexico issued a guarantee letter covering up to approximately $57.2 million of the obligations of Techgen S.A. de C.V. ("Techgen") under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power ("ENEL"). The amount equals the remnant balance if Techgen decides to terminate the agreement prior to the expiration date (and decreases as time of the contract passes). The contract was signed on May 25, 2018, and terminates on June 30, 2041.
(h) In April 2025, Ternium Mexico entered into an amendment agreement for the industrial gas supply with Praxair Mexico for the Guerrero, Juventud and Universidad facilities, originally signed in June 2008. As of December 31, 2025, the agreement considers a minimum annual oxygen consumption of 96 million cubic meters, valued at approximately $4.5 million per year, valid until September 2029. The Company is in compliance with the minimum annual quotas established, which represent less than half of the average annual consumption.

(i) On May 9, 2018, Ternium Mexico entered into a 10-year contract (effective as of July 1, 2018) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Border Pipeline L.L.C. for the transportation of natural gas in the United States of America (Texas). The contracted capacity is 60,000 MMBTU/day and the annual cost is approximately $3.7 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
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

(k) In February 2023, Ternium's Board of Directors approved a new project in Pesquería, which involves the construction of an electric arc furnace and a direct reduced iron plant. As of December 31, 2025, Ternium México has commitments for property, plant and equipment for an amount of approximately $535.4 million in Euros, Mexican pesos and U.S. dollars. These commitments are mainly covered by currency derivative financial instruments as commented in note 22 in these Consolidated Financial Statements.
(l) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of 2036. As of December 31, 2025, the outstanding value of this commitment was approximately $150.4 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to $72.2 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2025.
(m) Ternium issued two stand-by letters of credit covering 48% of the funding of a debt service reserve account under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement dated as of February 13, 2019, amounted to $640 million and the proceeds were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks, which funds were used in the construction of the facility. As of December 31, 2025, the outstanding aggregated amount under the stand-by letters of credit was $44.1 million, as a result the amount guaranteed by Ternium was approximately $21.2 million.
(n) During 2006, CSA, the predecessor of Ternium Brasil, has entered into a 15-year contract denominated “Contrato de comercialização de energia elétrica no ambiente regulado - CCEAR por disponibilidade” to provide electric energy to 24 distributors starting on 2011. Under this contract, Ternium Brasil has to provide 200 MW average per year and the price is adjusted by the Brazilian inflation index. The penalty for not delivering the volume of energy of the contract is the difference between the spot price and the unit variable cost (calculated and published by the Agéncia Nacional de Energía Elétrica), calculated per hour. This contract ended in December 2025.

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(p) Ternium Brasil also signed on March 2024 a contract with Primetals Technologies Brazil Ltda. for caster equipment maintenance services for the steel plant. As of December 31, 2025, the outstanding amount of the mentioned services was approximately $135.3 million and is due to terminate in March 2034. The agreement prevents the delivery of the minimum take-or-pay volume by Ternium and a minimum quantity of contracted hours by Primetals.
(q) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon to satisfy the requirements up to January 2029. The outstanding amount was approximately $97.2 million as of December 31, 2025. The contract has minimum daily-required volumes.
(r) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. This agreement was extended for an additional period of 4 years. As of December 31, 2025, the outstanding amount of this commitment was $165.7 million.
(s) Ternium Brasil signed in December 2023 a contract with Vix Logística S.A. for logistics supply chain operations. This agreement is due to terminate in April 2029 and the outstanding amount was $32.2 million as of December 31, 2025. The contract has minimum required volumes and a penalty for early termination.

(t) Ternium Brasil signed on January 2024 a contract with Petrobras S.A. for the supply of petcoke. As of December 31, 2025, the outstanding amount of the agreement was approximately $20.1 million and is due to terminate in February 2026. The contract has minimum required volumes.

(u) Ternium Brasil signed on September 2024 a contract with Petrobrás S.A. for the supply of natural gas on free market. This agreement started on October 1, 2024. As of December 31, 2025, the outstanding amount for this agreement was approximately $110.6 million. This agreement is due to terminate in December 2029. The contract has minimum required volumes.

(v) Ternium Brasil entered into an agreement with LSI Logística S.A. for the rental of mobile equipment for maintenance and operations. The contract is due to terminate in March 2028 and has a penalty for early termination. As of December 31, 2025, the outstanding amount was $32.8 million.

(w) As of December 31, 2025, Usiminas’ commitments for the acquisition of immobilized assets totaled $108.9 million and are intended, mainly, for adaptation, reforms, and improvements in the primary areas of Ipatinga, increase in quality, reduction of costs, maintenance, technological updating of equipment and environmental protection.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(x) In July 2011, Usiminas Mineração S.A. subscribed an agreement with MBL Materiais Básicos Ltda, related to the mining rights adjacent to its mining reserves. On October 15, 2012, the agreement was authorized by the National Mining Agency (ANM). It has a duration of 30 years, or until the complete depletion of these mineral reserves. The monthly payments are linked to the volume of iron ore extracted from the areas covered by the agreement. Since 2015, a minimum annual volume of 3.6 million metric tons was established. If the annual volume of iron ore extracted is below the minimum volume, a payment under a take-or-pay arrangement will be due, calculated as the difference between the minimum volume and the volume effectively extracted. The outstanding amount was approximately $346.6 million as of December 31, 2025.

(y) In January 2017, Usiminas S.A. entered into electricity purchase agreement with Cemig S.A. for the Cubatão steel plant facilities until December 2030. The contract has two ranges: the first range up to 32 MW and the second range up to 65.4 MW. The entire volume of the first range represents a take-or-pay arrangement, and if consumption reaches the second band, a lower tariff will be applied. The outstanding amount was approximately $186.8 million as of December 31, 2025.

(z) In July 2023, Usiminas S.A. entered into an electricity purchase agreement with Engie S.A. for the Ipatinga steel plant facilities until December 2026. The contract is fully take-or-pay; however, Usiminas can sell this electricity in the market at any time, and even if consumption is lower than contracted, the energy is automatically sold by the Electric Energy Commercialization Chamber (CCEE). The outstanding amount was approximately $29.4 million as of December 31, 2025.

(aa) In December 2021, Usiminas S.A. entered into a solar energy purchase agreement with Jaiba O Energias Renovaveis S.A. for the supply to the Ipatinga steel plant facilities until December 2039. Usiminas has the obligation to take or pay the agreed amount of the contract. As of December 31, 2025, the total outstanding amounted to approximately $280.9 million.

(ab) In September 2023, Usiminas S.A. entered into an electricity purchase agreement with Enel S.A. for the Ipatinga steel plant facilities until December 2026. The contract is fully take-or-pay; however, Usiminas can sell this electricity in the market at any time, and even if consumption is lower than contracted, the energy is automatically sold by the Electric Energy Commercialization Chamber (CCEE). The outstanding amount was approximately $30.3 million as of December 31, 2025.

(ac) In December 2023, Usiminas S.A. entered into an agreement with Gasmig S.A. for the supply of natural gas to the Ipatinga steel plant facilities until July 2026. The contracted capacity is 850 thousand cubic meters per day with a flexibility of plus or minus 10%. Daily, Usiminas S.A. can schedule any volume as needed, with acceptance conditioned on the availability in the Gasmig S.A. pipeline. The flexibility calculation is done on a daily basis, while the take-or-pay volume is 80% annually. The outstanding amount was approximately $25.5 million as of December 31, 2025.

(ad) Usiminas S.A. signed in September 2024 a contract with the National Operator of the Electric System (ONS) for the use of the transmission system by the Ipatinga steel plant facilities until September 2026. Usiminas has the obligation to take or pay the total contracted amount. The outstanding amount was approximately $28.0 million as of December 31, 2025.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(ae) Usiminas S.A. signed in April 1996 a contract with White Martins Gases Industriais LTD for the supply of oxygen, nitrogen and argon for the Ipatinga steel plant until December 2032. Usiminas has the obligation to take or pay the 50% of the contracted volume. The outstanding amount was approximately $85.4 million as of December 31, 2025.

(af) Usiminas S.A. signed in July 2009 a contract with White Martins WK for the supply of oxygen, nitrogen and argon for the Cubatão steel plant until June 2032. Usiminas has the obligation to take or pay the 47.2% of the contracted volume. The outstanding amount was approximately $78.8 million as of December 31, 2025.

(ag) Usiminas S.A. signed in May 2025 contracts with VLI Multimodal S.A. for the rail transportation of steel products, iron ore and other raw materials until December 2027. The outstanding amount was approximately $314.0 million as of December 31, 2025. The contracts have minimum yearly-required volumes.

(ah) Usiminas S.A. signed in May 2025 a contract with VLI Multimodal S.A. for port and accessory services at the Port of Praia Mole until December 2027. The contract has an annual movement commitment linked to a take-or-pay agreement. The outstanding amount was approximately $58.9 million as of December 31, 2025.

(ai) Mineração Usiminas S.A. signed in June 2021 a contract with Porto Sudeste do Brasil S.A. to load iron ore vessels for export until December 2026. The contract includes exclusivity in the provision of port services for the export of the product directly or indirectly by Usiminas S.A. Exclusivity is limited to 8 million tons of product per year. A penalty is established for the party that fails the exclusivity. The outstanding amount was approximately $164.2 million as of December 31, 2025.

(aj) Usiminas S.A. signed in January 2022 a contract with MRS Logística S.A., a related company of Usiminas, for railway transportation services until December 2026. For the purposes of calculating the take-or-pay commitment, a minimum volume of 3.5 million tons and a maximum of 4.2 million tons should be considered, with a compensatory termination fine in case of early termination of the contract. The outstanding amount was approximately $37.8 million as of December 31, 2025.

(ak) Mineração Usiminas S.A. signed in September 2023 an agreement with Armac Locação Logistica e Serviços S.A. for the supply of internal material handling services from the Ouro Negro area until November 2026. The contract has a termination clause with a termination penalty of 50% of the remaining value of the contract from the 13th to the 21st month, 25% of the remaining value from the 22nd to the 24th month and no penalty from the 25th to the 36th month with 60 days' notice. The outstanding amount was approximately $14.5 million as of December 31, 2025.

(al) Usiminas S.A. entered into an agreement with Seday Transportes Ltda. for transportation services. The contract is due to terminate in November 2027 and has a penalty for early termination. As of December 31, 2025, the outstanding amount was approximately $11.9 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(am) Usiminas S.A. signed in July 2025 contracts with Petrobras for the supply of the natural gas for the industrial units of Ipatinga and Cubatão, with a minimum daily consumption volume of 889 thousand cubic meters, until December 2027. The outstanding amount was approximately $346.7 million as of December 31, 2025. The flexibility calculation is done on a daily basis, while the take-or-pay volume is 70% annually. Usiminas also signed in January 2024 a purchase agreement with Petrobras for the supply of coke to support operations at the company's Ipatinga steel plant until February 2026. The agreement stipulated a total annual volume of 96 thousand tons, subject to a take-or-pay arrangement. The outstanding amount was approximately $6.0 million as of December 31, 2025.

(an) Usiminas S.A. signed in July 2025 contracts with Ical Industria de Calcinacao Ltda. for the supply of lime and limestone for the industrial unit of Ipatinga, with a minimum monthly consumption volume of 9,282 tons of lime and 23,400 tons of limestone until August 2026. The outstanding amount was approximately $16.2 million as of December 31, 2025. The contract's terms consider the payment of 100% take-or-pay.

(ao) Usiminas S.A. signed in January 2025 a contract of iron ore purchase agreement with BEMISA HOLDING SA until December 2026. Usiminas has the obligation to take or pay the 95% of the contracted volume. The outstanding amount was approximately $51.2 million as of December 31, 2025.

(iii) Restrictions on the distribution of profits
In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.
As of December 31, 2025, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.
The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

26.    RELATED PARTY TRANSACTIONS
As of December 31, 2025, Techint Holdings S.à r.l. (“Techint”) indirectly owned 65.03% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital and voting rights. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 25.

The following transactions were carried out with related parties:

	Year ended December 31,
	2025	2024	2023

(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	99,911	138,416	163,591
Sales of goods to other related parties	183,807	151,270	174,869
Sales of services and others to non-consolidated parties	180	181	168
Sales of services and others to other related parties	3,368	2,844	3,932

	287,266	292,711	342,560
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	401,835	333,260	491,011
Purchases of goods from other related parties	347,229	93,214	81,404
Purchases of services and others from non-consolidated parties	204,650	99,397	23,574
Purchases of services and others from other related parties	526,720	179,329	103,334

	1,480,434	705,200	699,323
(c) Financial results
Income with non-consolidated parties	12,925	13,484	12,263
Expenses in connection with lease contracts from other related parties	(824)	(822)	(757)
	12,101	12,662	11,506
(d) Dividends received
Dividends from non-consolidated parties	33,744	27,062	34,841
	33,744	27,062	34,841
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	699	915	1,396
Income (expenses), net with other related parties	1,345	2,548	1,753

	2,044	3,463	3,149

	As of December 31,
	2025	2024

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	159,059	156,937
Receivables from other related parties	31,811	26,988
Advances from non-consolidated parties	316	2,524
Advances to suppliers with other related parties	126,374	131,685
Payables to non-consolidated parties	(55,318)	(57,230)
Payables to other related parties	(188,030)	(39,721)
Lease liabilities with other related parties	(1,505)	(1,861)

	72,707	219,322

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

26.    RELATED PARTY TRANSACTIONS (continued)
(iii) Officers and Directors’ compensation
During the year ended December 31, 2025, the cash compensation of Officers and Directors amounted to $31,098 (2024: $27,221). In addition, Officers received 1,155,500 Units for a total amount of $7,031 (2024: $6,408) in connection with the incentive retention program mentioned in note 4 (o)(3).

27.    OTHER REQUIRED DISCLOSURES

(a) Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

As of December 31, 2023	22,721	(6,824)	15,897	(2,903,860)

(Decrease) / Increase	(76,039)	22,847	(53,192)	(823,783)
Reclassification to income statement	—	—	—	—

As of December 31, 2024	(53,318)	16,023	(37,295)	(3,727,643)

(Decrease) / Increase	112,027	(33,640)	78,387	402,386
Reclassification to income statement	—	—	—	—

As of December 31, 2025	58,709	(17,617)	41,092	(3,325,257)

(b) Statement of cash flows

	Year ended December 31,
	2025	2024	2023

(i) Changes in working capital (1)
Inventories	805,701	(108,826)	202,470
Receivables and others	104,448	(169,482)	6,342
Trade receivables	112,828	297,284	(104,280)
Other liabilities	(50,976)	39,305	(64,022)
Trade payables	63,431	(74,161)	280,571

	1,035,432	(15,880)	321,081
(ii) Income tax accrual less payments
Tax accrued (Note 11)	345,144	554,224	334,408
Taxes paid (2)	(244,721)	(56,527)	(495,348)

	100,423	497,697	(160,940)
(iii) Interest accruals less payments
Interest accrued (Note 10 and 23)	(6,226)	(84,678)	(113,433)
Interest received	213,481	263,192	202,000
Interest paid	(221,805)	(194,845)	(133,706)

	(14,550)	(16,331)	(45,139)
(1)Changes in working capital are shown net of the effect of exchange rate changes.
(2)For the year ended December 31, 2024, it includes the recovery of previously paid tax in Mexico for an amount of $235.2 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

27.    OTHER REQUIRED DISCLOSURES (continued)

(c) Financial debt reconciliation

	Financial debt
	Finance lease liabilities	Short term borrowings	Long term borrowings	Total

As of December 31, 2023	(241,087)	(940,453)	(1,205,961)	(2,387,501)
Cash flows	70,632	541,250	(591,539)	20,343
Reclassifications	—	(106,116)	106,116	—
Acquisitions - finance leases	(13,040)	—	—	(13,040)
Foreign exchange adjustments	11,403	27,514	135,441	174,358
Other non cash movements	(38,032)	(192,267)	(4,104)	(234,403)
As of December 31, 2024	(210,124)	(670,072)	(1,560,047)	(2,440,243)
Cash flows	73,858	481,576	(371,779)	183,655
Reclassifications	—	(199,666)	199,666	—
Acquisitions - finance leases	(18,289)	—	—	(18,289)
Foreign exchange adjustments	(7,911)	(4,293)	(77,608)	(89,812)
Other non cash movements	(24,068)	(211,945)	(4,819)	(240,832)
As of December 31, 2025	(186,534)	(604,400)	(1,814,587)	(2,605,521)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

28.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
The following amendments, standards and interpretations have been applied on the year starting January 1, 2025:

Amendments to IAS 21 - Lack of Exchangeability.

On August 15, 2023, the IASB published Lack of Exchangeability (Amendments to IAS 21), which contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not.

Management has already assessed the effects of applying these amendments on the Company’s consolidated financial statements and has not identified any material impact in the application of these amendments.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2025, and have not been early adopted:
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

Management is in the process of determining the impact of applying IFRS 18 and has prepared a transition plan, which is on track to report the first IFRS 18-compliant consolidated condensed interim financial statements for the period ending on March 31, 2027, and consolidated financial statements for the period ending on December 31, 2027.

It is anticipated that the Company will conclude that its main business activity is manufacturing and operating activities in the steel and mining industries. The Company currently presents an operating profit subtotal. Management is performing a detailed assessment to determine the appropriate classification of items to ensure that the operating profit subtotal will comply with the requirements of IFRS 18. The Company expects significant changes in this regard, especially as a result of reclassifying foreign exchange gains and losses within operating activities. Furthermore, the new aggregation and disaggregation requirements will lead to changes to presenting the most useful structured summary. The Company currently reports an adjusted EBITDA measure in its press releases, and it expects that this measure will meet the definition of a management-defined performance measure. Management is performing an assessment of other measures that are currently being reported outside the financial information and whether or not these meet the definition of a management defined performance measure.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

28.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 that clarify the recognition and derecognition date for certain financial assets and liabilities, including an exception allowing some financial liabilities settled through eligible electronic cash transfer systems to be derecognized before the settlement date. The amendments also refine the guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion. In addition, they introduce new disclosure requirements for instruments whose contractual terms may modify cash flows and update the disclosures for equity instruments designated at fair value through other comprehensive income. These amendments must be applied on annual periods beginning on or after January 1, 2026.

Management has already assessed the effects of applying these amendments on the Company’s consolidated financial statements and has not identified any material impact in the application of these amendments.

Contracts Referencing Nature dependent Electricity – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued targeted amendments to IFRS 7 and IFRS 9 to better reflect nature‑dependent electricity contracts in the financial statements. The amendments clarify how the ‘own‑use’ criteria apply to such contracts, permit their use as hedging instruments under hedge accounting, and introduce new disclosure requirements to help users understand their impact on an entity’s financial performance and cash flows. These amendments must be applied on annual periods beginning on or after January 1, 2026.

Management has already assessed the effects of applying these amendments on the Company’s consolidated financial statements and has not identified any material impact in the application of these amendments.

Other standards and interpretations non-significant for the Company’s financial statements:
–Annual Improvements to IFRS Accounting Standards—Volume 11
–IFRS 19 Subsidiaries without Public Accountability: Disclosures

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2025:

Exposure to functional currency	$ million	BRL million

US dollar ($)	—	(39)
EU euro (EUR)	(102)	(2)
Argentine peso (ARS)	34	—
Mexican peso (MXN)	(638)	—
Brazilian real (BRL)	(427)	—
Colombian peso (COP)	(25)	—
Yen (JPY)	(1)	—
Other currencies	(2)	(0)

The main relevant exposures correspond to:
(a)Argentine peso vs. U.S. dollar
If the Argentine peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $0.3 million and $0.2 million as of December 31, 2025 and 2024, respectively.
(b)Mexican peso vs. U.S. dollar
If the Mexican peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $6.3 million and $8.0 million as of December 31, 2025 and 2024, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

29.    FINANCIAL RISK MANAGEMENT (continued)

(c)Colombian peso vs. U.S. dollar
If the Colombian peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $0.2 million and $0.6 million as of December 31, 2025 and 2024, respectively.

(d)    Brazilian real vs. U.S. dollar
If the Brazilian real had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $0.6 million and $3.0 million as of December 31, 2025 and 2024, respectively.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax gain for the year would have been $5.6 million higher (total pre-tax gain of $5.4 million higher as of December 31, 2024), as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly local currency cash, trade receivables, trade payables, tax credits and liabilities, lease liabilities, borrowings and other liabilities.
Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to $2.7 billion, the currency translation adjustment included in total equity would have been $6.3 million higher, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2025.
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
Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 9.17% and 8.83% as of December 31, 2025 and 2024, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument.
Ternium’s total variable interest rate debt amounted to $1,651.0 million (68.3% of total borrowings) as of December 31, 2025, and $1,140.1 million (51.1% of total borrowings) as of December 31, 2024.
If interest rates on the aggregate average notional of U.S. dollar denominated borrowings held during 2025, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2025 would have been $22.8 million lower ($21.1 million lower as of December 31, 2024).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 34% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2025, in comparison with approximately 41% as of December 31, 2024. The investments in financial assets are as follows:

	As of December 31, 2025	As of December 31, 2024

Cash and cash equivalents	1,531,204	1,691,263

Other Investments - Current and Non-Current	1,600,061	2,182,874
Fixed Income (time-deposit, zero-coupon bonds, commercial papers)	368,043	673,042
Deposit certificates and investment funds	368,043	636,104
Commercial papers	—	2,258
Other	—	34,680
Bonds and other fixed income	1,231,789	1,499,130
U.S. government securities	65,680	10,040
Non - U.S. government securities	851,519	1,201,842
Corporate securities	314,590	287,248
Other notes	229	10,702

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
As of December 31, 2025, trade receivables total $1,540.0 million ($1,562.1 million as of December 31, 2024). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of $59.6 million ($1.0 million as of December 31, 2024), credit insurance of $588.2 million ($576.5 million as of December 31, 2024) and other guarantees of $31.0 million ($27.0 million as of December 31, 2024).
As of December 31, 2025, trade receivables of $1,497.3 million ($1,515.1 million as of December 31, 2024) were fully performing.
As of December 31, 2025, trade receivables of $90.4 million ($99.4 million as of December 31, 2024) were past due (mainly up to 180 days).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

29.    FINANCIAL RISK MANAGEMENT (continued)
The amount of the allowance for doubtful accounts was $47.7 million as of December 31, 2025 ($52.4 million as of December 31, 2024).
The carrying amounts of the Company’s trade and other receivables as of December 31, 2025, are denominated in the following currencies:

Currency	$ million

US dollar ($)	1,062
EU euro (EUR)	79
Argentine peso (ARS)	61
Mexican peso (MXN)	554
Brazilian real (BRL)	1,496
Colombian peso (COP)	77
Other currencies	1

3,329
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

$ million	2026	2027	2028	2029	Thereafter

Borrowings	604	297	220	538	760
Interests to be accrued (1)	199	179	166	126	124
Trade payables and other liabilities	2,041	27	29	17	108
Lease liabilities	49	38	35	12	53

Total	2,893	540	450	693	1,046
(1) These amounts do not include the effect of derivative financial instruments.
As of December 31, 2025, total cash and cash equivalents and other current and non-current investments less borrowings amounted to $712.3 million.
1.4) Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.13 and 0.12 as of December 31, 2025 and 2024, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

As of December 31, 2025 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	500,477	—	—	500,477
Derivative financial instruments	—	28	42,553	42,581
Trade receivables	1,539,977	—	—	1,539,977
Other investments	214,556	244,424	1,141,081	1,600,061
Cash and cash equivalents	1,198,887	332,317	—	1,531,204

Total	3,453,897	576,769	1,183,634	5,214,300

As of December 31, 2025 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	511,961	511,961
Trade payables	—	1,987,270	1,987,270
Derivative financial instruments	1,081	—	1,081
Finance lease liabilities	—	186,534	186,534
Borrowings	—	2,418,987	2,418,987

Total	1,081	5,104,752	5,105,833

As of December 31, 2024 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	423,521	—	—	423,521
Derivative financial instruments	—	4,483	—	4,483
Trade receivables	1,562,058	—	—	1,562,058
Other investments	549,077	134,667	1,499,130	2,182,874
Cash and cash equivalents	1,267,336	423,927	—	1,691,263

Total	3,801,992	563,077	1,499,130	5,864,199

As of December 31, 2024 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	436,152	436,152
Trade payables	—	1,840,914	1,840,914
Derivative financial instruments	50,342	—	50,342
Finance lease liabilities	—	210,124	210,124
Borrowings	—	2,230,119	2,230,119

Total	50,342	4,717,309	4,767,651

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
The following table presents the assets and liabilities that are measured at fair value as of December 31, 2025 and 2024:

	Fair value measurement as of December 31, 2025 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	332,317	332,317	—	—
Other investments	1,385,505	1,231,788	153,488	229
Derivative financial instruments	42,581	—	42,581	—

Total assets	1,760,403	1,564,105	196,069	229

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	1,081	—	1,081	—

Total liabilities	1,081	—	1,081	—

	Fair value measurement as of December 31, 2024 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	423,927	423,927	—	—
Other investments	1,633,797	1,501,389	131,866	542
Derivative financial instruments	4,483	—	4,483	—

Total assets	2,062,207	1,925,316	136,349	542

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	50,342	—	50,342	—

Total liabilities	50,342	—	50,342	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the years ended December 31, 2025 and 2024, corresponds to the initial investment and to the changes in its fair value, as follows:

Guarantee fund companies

As of December 31, 2024	542
Disinvestment	(296)
Interest accrued	—
Changes in fair value	93
Reclassifications	—
Net foreign exchange gain	(110)
At December 31, 2025	229

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

29.    FINANCIAL RISK MANAGEMENT (continued)
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. As of December 31, 2025 and 2024, the effective portion of designated cash flow hedges (net of taxes) amounted to $41.1 million and $(37.3) million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).

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

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

30.    MATTERS RELATED TO THE ARGENTINE SUBSIDIARIES

(i) Foreign exchange restrictions in Argentina

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment.

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Since the new administration took office in Argentina in December 2023 certain restrictions have been gradually eased. On April 14, 2025, the Argentine government introduced flexibility to foreign exchange restrictions on certain transactions by individuals and companies. At the date of these Consolidated Financial Statements, foreign exchange restrictions remain and the scope and timing of additional flexibility or other upcoming changes, if any, remain unknown. The main currently applicable measures are described below:

• Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within 20 business days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within 20 business days of collection.

• Access to the MULC to pay for imports of services is permitted as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or is deferred for 90 calendar days as from the date of supply or accrual of the service (if rendered by a related party).

• Access to the MULC to pay for imports of goods is permitted as from the date of customs clearance.

• Access to the MULC to pay imports of capital assets is permitted according to the following schedule: up to 30% in advance; up to 50% against shipment; and the balance against customs clearance.

• Access to the MULC to pay dividends will be permitted for distributable earnings corresponding to full fiscal years commencing after January 1, 2025. Access to the MULC to pay dividends for accumulated earnings relating to prior years remains subject to the approval of the Argentine Central Bank.

Ternium Argentina carries out all of its import and export transactions through the MULC. Therefore, assets and liabilities in foreign currency as of December 31, 2025, have been valued considering the official exchange rates at the end of the period.

Under Ternium Argentina’s annual accounts as of December 31, 2025, and for the year then ended, revenues amounted to $2,018 million (2024: $2,212 million), net profit from continuing operations to $85 million (2024: $149 million), total assets to $5,181 million (2024: $5,726 million), total liabilities to $499 million (2024: $790 million) and shareholders’ equity to $4,682 million (2024: $4,936 million).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

30.    MATTERS RELATED TO THE ARGENTINE SUBSIDIARIES (continued)

Ternium Argentina’s cash and cash equivalents and other investments amounted to $803 million as of December 31, 2025, broken down as follows:
- $700 million in U.S. dollars-denominated instruments in sovereign bonds issued by the Argentine Government and payable in U.S. dollars, and Argentine Treasury bonds related to the official exchange rate. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and currency exchange rates, leading to a potential significant reduction of such value in the consolidated financial statements.
- $93 million in Argentine pesos-denominated instruments.
- $10 million in negotiable obligations and promissory notes issued by Argentine export driven companies in U.S. dollars and mainly payable in Argentine pesos.

Ternium Argentina’s financial position in ARS as of December 31, 2025, amounted to $177 million in monetary assets and $126 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate. In the event of a devaluation, Ternium Argentina may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

On December 12, 2025, Ternium Argentina’s board of directors approved the payment of a dividend in kind in US dollar-denominated Argentine bonds for a total amount of up to $300 million. On December 22, 2025, Ternium received its share of the dividend in kind. Considering the impact of foreign exchange restrictions in Argentina and based on the value of the bonds in the international market, Ternium recorded in its equity a reserve as of the collection date.

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

(ii) Acquisition of Tubos Argentinos S.A.

On January 14, 2026, Ternium Argentina S.A. acquired for $24.4 million: (i) 44,148,349 ordinary shares with a face value of ARS 1 each and one vote per share, issued by Tubos Argentinos S.A. (“TASA”), representing 100% of TASA’s voting share capital, and (ii) all outstanding credits owed by TASA to its selling shareholders, amounting to $8.2 million.

TASA is a service center specialized in manufacturing structural and conduit tubes, steel profiles, API‑standard tubes, and highway guardrails and solar‑panel profiles. It operates industrial plants in El Talar (Buenos Aires Province) and Justo Daract (San Luis Province), with annual sales of approximately 42,000 tons.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

31.    TARIFFS ON IMPORTS IN THE UNITED STATES

On February 1, 2025, the U.S. government announced the imposition, through the International Emergency Economic Powers Act (IEEPA), of tariffs applicable to all products imported from Mexico, Canada and China. Mexican and Canadian products complying with USMCA preferential rules of origin were exempt from this tariff.

Additionally, on March 12, 2025, the U.S. government imposed, under Section 232, a 25% tariff on virtually all imports of steel and on certain steel derivatives, revoking previously negotiated country-specific exemptions and quota arrangements. The tariff was later raised to 50%. In addition, after several rounds of consultations with domestic producers, a growing number of products containing steel have been added to a list of items subject to this tariff.

Further, on April 2, 2025, the Trump administration announced that the U.S. would implement reciprocal tariffs with trading partners (Mexico is currently not subject to these tariffs), with a minimum tariff of 10% and an extra tariff specific to each country, which was later postponed for 90 days. On August 1, 2025, the U.S. notified various countries about reciprocal tariffs applied on a case-by-case basis. Brazil and Argentina were subject to a reciprocal tariff of 10%. Subsequently, on October 27, 2025, President Sheinbaum announced that Mexico had been granted additional time due to the progress made regarding certain non-tariff barriers identified in Mexico by the USTR. Reciprocal tariffs did not add up to Section 232.

Also on April 2, 2025, the US government confirmed a previously announced 25% tariff under Section 232 on all imported automobiles produced outside the U.S. However, vehicles that comply with the USMCA are only subject to this tariff on their non-U.S. specific content. In the case of auto parts, if they comply with the USMCA they are exempt from the tariff, while parts used in vehicles assembled in the U.S. might qualify for an import adjustment offset amount. In this same line, starting November 1, 2025, President Trump imposed a 25% tariff on all imported medium and heavy-duty trucks. These tariffs apply the same USMCA exceptions for vehicles and parts.

On August 6, 2025, the U.S. government imposed a 40% extra tariff on all imports from Brazil (except for certain excluded products such as goods subject to Section 232 measures) to deal with policies, practices, and actions by the Government of Brazil that constituted an unusual and extraordinary threat to the United States’ national security, foreign policy, and economy.

Tariffs imposed under IEEPA were terminated following a U.S. Supreme Court ruling stating that IEEPA does not authorize the president to impose tariffs absent clear congressional authorization. In replacement of such tariffs, on February 20, 2026, President Trump imposed a temporary import duty under section 122 of the U.S. Trade Act of 1974, consisting of a 10% ad valorem import duty on all articles imported into the United States.

Other countries have announced retaliatory tariffs against U.S. exports. It is also anticipated that parties may bring litigation regarding the timeliness and appropriateness of the Trump administration’s actions. In light of the foregoing uncertainties, Ternium is unable at this time to predict the evolution or ultimate outcome of these developments or to quantify the impact that the tariffs and measures would have on its business or financial condition.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

32.    SUBSEQUENT EVENTS

a. Ternium to acquire Nippon Groups’ remainder participation in Usiminas’ Control Group

On November 5, 2025, Ternium S.A. announced that its subsidiary Ternium Investments S.à r.l. has entered into a share purchase agreement to acquire from Nippon Steel Corporation and Mitsubishi Corporation their remainder participations in the control group of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”). This additional investment further strengthens Ternium’s commitment to Usiminas and the Brazilian steel market.

Pursuant to the transaction, Ternium would pay $2.06 per ordinary share, which would result in an aggregate purchase price of approximately $315.2 million in cash for 153.1 million ordinary shares, increasing its participation in the Usiminas control group from 51.5% to 83.1%.

The closing of the transaction occurred on February 10, 2026, after the approval of the transaction by the antitrust authorities in January, and it was settled with cash on hand.

The Usiminas control group holds the majority of Usiminas’ voting rights. Upon the closing of this transaction, Ternium Investments and its subsidiary Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A. (all of which compose the T/T group within Usiminas’ shareholders’ agreement), will hold an aggregate participation of 92.9% in Usiminas’ control group. Previdência Usiminas (Usiminas employees’ pension fund) will continue to hold the remainder 7.1%.

b. Change in the functional currency of Usiminas

The determination of the functional currency requires management to make significant judgements. Usiminas has performed a review of its functional currency and concluded that the currency that most faithfully represents the economics effects of the entity is the US dollar and therefore its functional currency has changed from the local currency to the US dollar. This change is prospective from January 1, 2026, and does not affect the balances as of December 31, 2025, nor results or cash flows for the year then ended.

The decision was based on the fact that new global trade restrictions, affecting the international trade of steel along with the increase of steel imports in Brazil, have led to a greater correlation of local prices to global prices. In this context, there is also a greater proportion of total production costs in US dollars. Furthermore, factors to determine the functional currency were always mixed; however, currently most of revenue and costs of production are linked to the US dollar.

The change in functional currency of Usiminas will significantly reduce the volatility of the effects generated by foreign exchange movements and the application of IAS 21 - The Effects of Changes in Foreign Exchange Rates. The decision was approved by the Board of Directors of Usiminas on February 12, 2026.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

32. SUBSEQUENT EVENTS (continued)

c. Annual dividend proposal

Upon approval of the Company´s 2025 annual accounts, the Board of Directors intends to propose, for the approval of the Annual General Shareholders' meeting to be held on May 12, 2026, the payment of an annual dividend of $0.27 per share ($2.70 per ADS), or approximately $530 million, which includes the interim dividend of $0.09 per outstanding share ($0.90 per ADS) or approximately $177 million, paid on November 12, 2025. If the annual dividend is approved by the shareholders, a dividend of $0.18 per share ($1.80 per ADS), or approximately $353 million will be paid on May 15, 2026, with an ex-dividend date of May 14, 2026. These Consolidated Financial Statements do not reflect this dividend payable.

/s/ Pablo Brizzio
Pablo Brizzio
Chief Financial Officer

Item 19. Exhibits

Exhibit Number	Description

1.1	Consolidated Articles of Association of Ternium S.A., dated as of May 6, 2025

2.1	Deposit Agreement entered into between Ternium S.A. and The Bank of New York*

2.2	Description of securities**

4.1	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited***

4.3	Second Amended and Restated Shareholders Agreement, dated July 3, 2023, between Previdência Usiminas, Confab Industrial S.A., Mitsubishi Corporation, Nippon Steel Corporation, Prosid Investments S.A., Ternium Argentina S.A., Ternium Investments S.à r.l., and Usinas Siderúrgicas de Minas Gerais S.A.****

8.1	List of subsidiaries of Ternium S.A.

11.1	Insider Trading Policy*****

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Statement explaining alternative performance measures

97.1	Clawback Policy******

*	Incorporated by reference to Exhibit 1 from the Registration Statement on Form F-6, filed by Ternium S.A. on January 11, 2006 (File No. 333-130952).

**	Incorporated by reference to Exhibit 2.2 from the Annual Report on Form 20-F, filed by Ternium S.A. on March 30, 2023 (File No. 001-32734 23781454).

***	Incorporated by reference to Exhibit 10.5 from the Registration Statement on Form F-1, filed by Ternium S.A. on January 27, 2006 (File No. 333-130950).

****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on March 27, 2024 (File No. 001-34287 424000018).

*****	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on March 28, 2025 (File No. 001-34287 425000024).

******	Incorporated by reference to the Annual Report on Form 20-F, filed by Ternium S.A. on March 27, 2024 (File No. 001-34287 424000018).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TERNIUM S.A.

/s/ Pablo Brizzio
Name:	Pablo Brizzio
Title:	Chief Financial Officer

Date: March 31, 2026